Form 20-F/A
GRUPO FINANCIERO GALICIA SA
filed 2002-11-26
CIK 1114700

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------
                                   FORM 20-F/A

                     Annual Report Pursuant to Section 13 or
                  15(d) of the Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 31, 2001
                         Commission File Number 0-30852
                                -----------------
                          GRUPO FINANCIERO GALICIA S.A.

             (Exact name of Registrant as specified in its charter)

                             GALICIA FINANCIAL GROUP
                 (Translation of Registrant's name into English)

                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                          Grupo Financiero Galicia S.A.

                          Tte. Gral. Juan D. Peron 456

                        C1038 AAJ-Buenos Aires, Argentina

                    (Address of principal executive offices)

             Securities registered or to be registered pursuant to
                           Section 12(b) of the Act:

                                      None

             Securities registered or to be registered pursuant to
                           Section 12(g) of the Act:

             Class B Ordinary Shares, Ps.1.00 par value, ten shares of which are represented by American Depositary Shares

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual
Report:

     Class A Ordinary Shares, Ps.1.00 par value . . . . . . . . 281,221,650

     Class B Ordinary Shares, Ps.1.00 par value . . . . . . . . 811,185,367

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check mark which financial statement item the registrant has elected to follow.
                             Item 17 [ ] Item 18 [X]

================================================================================

This Form 20-F/A amends the Form 20-F filed by Grupo Financiero Galicia, S.A. ("Grupo Galicia") on July 1, 2002 (the "Form 20-F"), and deletes in its entirety the following sections, and replaces them with the sections contained in this Form 20-F/A: "Item 3. Key Information--Selected Financial Data", "Item 5. Operating and Financial Review and Prospects--U.S.GAAP and Argentine Banking GAAP Reconciliation", "Item 18. Financial Statements" and "Item 19. Financial Statements and Exhibits--(a) Financial Statements." In addition, this Form 20-F/A amends the Form 20-F by adding the following new exhibits 2.2 and 2.3 (Statement Under Oath of Principal Executive Officer Regarding Facts and Circumstances Relating to Exchange Act Filings and Statement Under Oath of Principal Financial Officer Regarding Facts and Circumstances Relating to Exchange Act Filings, respectively). This Form 20-F/A does not amend, update and restate any other section or Items of the Form 20-F, and therefore, each Item or section not modified by this Form 20-F/A is as of the date of the Form 20-F.

Because of the great uncertainty of the Argentine economy and the resulting effects on the country, there was a lack of sufficient and verifiable evidence to support the realizability of Grupo Galicia's assets and liabilities at the time the Form 20-F was originally filed in July 2002. In view of the inability to support the estimates of the effects of the current economic and political situation on the carrying value of Grupo Galicia's assets and liabilities at December 31, 2001, the consolidated financial statements as of December 31, 2001 included in the Form 20-F were unaudited (with respect to which no opinion of the independent accountants had been rendered). Similarly, because of the lack of sufficient and verifiable evidence to complete the calculations of adjustments for differences between Argentine Banking GAAP and U.S. GAAP, no U.S. GAAP reconciling information was presented for the year ended December 31, 2001.

The purpose of this Form 20-F/A is to file the audited consolidated financial statements for the year ended December 31, 2001, which were previously not included in the Form 20-F. In addition, this Form 20-F/A contains a reconciliation to U.S. GAAP of Grupo Galicia and Banco de Galicia y Buenos Aires, S.A.'s net income and total shareholders' equity for the period ended December 31, 2001.

                                     PART I

Item 3. Key Information

Selected Financial Data

The selected consolidated financial data presented below as of December 31, 2001 have been derived from the audited consolidated financial statements for the year ended December 31, 2001 and for the six-month period ended December 31, 2000, they have been derived from the audited financial statements for the six-month period ended December 31, 2000 included in this Annual Report.

The selected consolidated financial data presented below as of June 30, 2000, 1999 and 1998 and for the years ended June 30, 2000 and 1999 have been taken or derived from the audited consolidated financial statements included in this Annual Report for Banco Galicia for the relevant periods. The selected consolidated financial data as of June 30, 1998 and 1997 and for the years ended June 30, 1998 and 1997 are derived from the audited consolidated financial statements not presented herein for Banco Galicia for the relevant periods.

We and Banco Galicia prepare our financial statements in accordance with Argentine Banking GAAP, which differs from Argentine GAAP and U.S. GAAP.

The financial information presented below is only a summary and should be read together with the financial statements included in this Annual Report.

As described in other sections of this Annual Report, as a result of the events that occurred in Argentina after December 31, 2001, and the economic policy measures taken by the Argentine Government subsequently to December 31, 2001, the information in this section does not reflect the significant changes introduced by the current economic policy to our and the Bank's assets and liabilities, cash flows and results of operations, and therefore it is not indicative of our and the Bank's current financial positions or our and the Bank's anticipated results of operations or business prospects. See "--Exchange Rate Information", "Information on the Company--Selected Statistical Information" and "Financial Information--Recent Events in Argentina and the Impact on Grupo Galicia."

                                             Grupo Financiero Galicia,          Banco Galicia, Fiscal Year Ended June 30,
                                             Fiscal Year    Six Months
                                                Ended         Ended
                                             December 31,  December 31,
                                                 2001          2000            2000          1999         1998         1997
                                                 ----          ----            ----          ----         ----         ----
                                                            (in millions of pesos, except as noted)(1)
CONSOLIDATED INCOME STATEMENT:
Amounts in Accordance with Argentine Banking GAAP
Financial Income........................  Ps. 1,627.8     Ps. 820.2     Ps. 1,499.4   Ps. 1,269.1  Ps. 1,077.5    Ps. 899.7
Financial Expenses......................        964.9         442.8           776.4         696.6        644.0        462.7
Monetary Loss from Financial
  Intermediation and Quotation
  Difference Relating to Investments
  in Foreign Branches and Controlled
  Companies.............................
Net Financial Income (2)................        662.9         377.4           723.0         572.5        433.5        437.0
Provision for Losses on Loans and
  Other Receivables.....................        457.7         123.6           249.5         216.0         84.8        112.4
Net Income from Services (3)............        427.8         191.3           342.3         294.2        230.5        183.4
Administrative Expenses.................        621.7         301.9           607.6         561.8        474.2        368.0
Monetary Gain from Operating Expenses...                        -.-             -.-           -.-          -.-          -.-
Minority Interest.......................       (10.1)         (6.3)             0.3        (10.9)        (1.7)        (1.1)
Income from Equity in Other Companies...         15.9         (4.4)           (5.5)         128.9         27.5         18.0
Miscellaneous Income (Loss), Net (4)....        175.2           9.8            27.5          16.2          3.4          8.9
Income before Taxes.....................        192.3         142.3           230.5         223.1        134.2        165.8
Income Tax..............................       (72.2)        (52.4)          (74.2)        (72.5)       (19.9)       (49.1)
Net Income..............................        120.1          89.9           156.3         150.6        114.3        116.7
Adjusted Net Income per Share (in
  pesos)................................        0.110         0.088           0.133         0.129        0.098        0.100
Cash Dividends per Share (in pesos).....           --            --             0.2           0.1          0.1          0.1
Book Value per Share (in pesos).........        1.289         1.290           1.037         1.033        0.929        0.770
Stock Dividends per Share (in pesos)....           --            --              --           0.2          0.1          0.2
Amounts in Accordance with U.S. GAAP
Net Income (loss)....................... Ps.(3,920.4)     Ps . 98.3     Ps.   164.0   Ps.   149.4  Ps.    69.8    Ps. 117.9
Adjusted Net Income (loss) per Share....      (3.589)         0.096           0.140         0.128        0.060        0.101
Book Value (deficit) per Share..........      (2.446)         1.193           1.035         0.870        0.818        0.753
Financial Income .......................      1,619.9         823.0         1,496.4       1,262.3      1,042.9        899.7
Net Financial Income....................        655.4         380.2           720.0         565.7        398.8        437.1
Provision for Losses on Loans and
  Other Receivables.....................      2,891.3         118.5           233.3         230.2         94.0        114.8
Income Tax..............................         96.7          45.3            66.3          43.0         18.5         43.5
CONSOLIDATED BALANCE SHEET
Amounts in Accordance with Argentine Banking GAAP
Cash and Due from Banks................. Ps.    517.3     Ps. 620.1     Ps.   625.4   Ps.   792.5  Ps.   982.3    Ps. 452.4
Government Securities, Net..............        124.0          77.2           411.2         676.3      1,008.5      1,582.4
Loans, Net..............................      9,125.3       9,241.4         9,326.8       8,446.4      7,617.6      6,010.0
Total Assets............................     12,651.7      16,741.1        16,081.7      13,720.8     13,001.8     10,915.0
Deposits................................      6,128.0       8,903.8         8,743.6       7,850.4      7,141.9      5,976.9
Other Funds (5).........................      5,115.2       6,516.5         6,006.0       4,659.7      4,771.3      4,036.0
Total Shareholders' Equity..............      1,408.5       1,320.8         1,332.1       1,210.7      1,088.6        902.1
Average Total Assets (6)................     14,508.0      15,171.6        13,963.4      12,728.7     12,221.8      8,223.7
Percentage of Period-end Balance
  Sheet Items Denominated in Dollars:
Loans, Net of Allowances................       86.34%        79.85%          77.55%        75.70%       77.58%       79.99%
Total Assets............................        80.05         75.65           74.20         72.08        72.20        76.29
Deposits................................        81.15         70.81           69.43         65.81        65.58        66.56
Total Liabilities.......................        74.07         79.06           78.56         75.20        77.13        77.73
Amounts in Accordance with U.S. GAAP
Trading Securities...................... Ps.     64.4     Ps. 103.8     Ps.   389.5   Ps.   445.6  Ps. 1,006.1    Ps.2,569.3
Available-for-Sale Securities...........      1,322.6       1,986.6         1,660.5       1,813.2      1,611.8        642.9
Total Assets............................      9,558.5      14,884.4        14,604.7      13,108.2     13,162.9      9,434.2
Total Liabilities.......................     12,230.6      13,662.7        13,392.4      12,089.1     12,204.2      8,551.8
Shareholders' Equity (deficit)..........    (2,672.1)       1,221.7         1,212.3       1,019.1        958.7        882.4

4

                                             Grupo Financiero Galicia,          Banco Galicia, Fiscal Year Ended June 30,
                                             Fiscal Year    Six Months
                                                Ended         Ended
                                             December 31,  December 31,
                                                 2001          2000            2000          1999         1998         1997
                                                 ----          ----            ----          ----         ----         ----
                                                            (in millions of pesos, except as noted)(1)
SELECTED RATIOS:
Ratios in Accordance with Argentine Banking GAAP:
Profitability and Efficiency
Net Yield on Interest-Earning Assets
  (7)*..................................        6.54%         5.98%           6.18%          5.8%        4.46%         6.3%
Interest Spread, Nominal  Basis (8)*....         5.56          5.14            5.35          5.22         3.96         5.66
Financial Margin (9)*...................         5.36          5.88            6.07          5.22         4.07         6.00
Return on Average Assets (10)*..........         0.90          1.27            1.12          1.18         0.93         1.42
Return on Average Shareholders' Equity
  (11)*.................................         8.67         14.68           12.41         13.32        11.46        15.57
Net Income from Services as a
  Percentage of Operating Income (12)...        39.22         33.64           32.13         33.94        34.71        29.56
Net Income from Services as a
  Percentage of Administrative Expenses.        68.81         63.37           56.34         52.37        48.61        49.84
Efficiency Ratio (13)...................        57.00         53.09           57.04         64.82        71.42        59.32
Capital
Shareholders' Equity as a Percentage
  of Total Assets.......................       11.13%         7.89%           8.28%         8.82%        8.37%        8.26%
Tangible Shareholders' Equity as a
  Percentage of Total Assets (14).......         9.35          6.88            7.36          7.84         7.24         7.68
Total Liabilities as a Multiple of
  Total Shareholders' Equity............        7.98x        11.68x          11.07x        10.33x       10.94x       11.10x
Total Capital Ratio.....................        17.18         15.26           17.34         13.08        14.26        19.65
Excess Capital over Minimum Capital
  Required Excluding the Convertible
  Securities as a Percentage of
  Minimum Capital Required (15).........        42.31         27.73           45.13         12.66        22.59        68.64
Liquidity
Cash and Due from Banks as a
  Percentage of Total Deposits..........        8.44%         6.96%           7.15%        10.10%       13.75%        7.57%
Liquid Assets (16) as a Percentage of
  Total Deposits........................        14.24         27.11           29.92         30.98        39.93        43.99
Loans, Net as a Percentage of Total
  Assets................................        72.13         55.21           58.00         61.56        58.59        55.06
Credit Quality
Past Due Loans (17) as a  Percentage
  of Total
  Loans.................................        4.96%         3.46%           3.40%         3.67%        3.31%        3.69%
Non-Accrual Loans (18) as a Percentage
  of Total Loans........................         6.74          4.04            3.95          4.51         4.08         4.72
Allowance for Loan Losses as a
  Percentage of Loans Excluding
  Interbank Loans.......................         5.08          3.04            2.92          3.46         3.13         3.28
Non-Accrual Loans (18) as a
  Percentage of
  Loans Excluding Interbank Loans.......         6.87          4.33            4.23          4.97         4.60         5.15
Allowance for Loan Losses as a
  Percentage
  of Non-Accrual Loans (18).............        73.94         70.39           69.08         68.23        67.96        63.68
Net Charge-Offs (19).................... Ps.    199.6     Ps.  98.1     Ps.   232.2   Ps.   183.8  Ps.    69.9    Ps.  67.0
Net Charge-Offs (19) as a Percentage
  of Average Loans......................        2.20%         2.20%           2.80%         2.44%        1.01%        1.32%
Ratios in Accordance with U.S. GAAP:
Capital
Shareholders' Equity (deficit) as a
  Percentage of
  Total Assets..........................      (27.96)         8.21%           8.30%         7.77%        7.28%        9.35%
Tangible Shareholders' Equity
  (deficit) as a Percentage of Total
  Assets................................      (29.34)          7.37            7.57          7.02         6.39         8.91
Total Liabilities as a Multiple of
  Total Shareholders' Equity............      (4.58)x        11.18x          11.05x        11.86x       12.73x        9.69x
Liquidity
Loans, Net as a Percentage of Total
  Assets................................       64.34%        62.07%          63.79%        64.23%       57.78%       63.68%
Credit Quality
Allowance for Loan Losses as a
  Percentage of Loans Excluding
  Interbank Loans.......................       31.01%         3.16%           3.09%         3.86%        3.37%        3.42%
Allowance for Loan Losses as a
  Percentage of Non-Accrual Loans.......       413.51         72.99           73.07         76.21        73.34        66.42
INFLATION:
Inflation (20)(21)......................      (4.30)%       (0.55)%           4.51%       (5.14)%      (2.04)%      (0.08)%

(*)  Annualized for the six months ended December 31, 2000.
(1) All amounts in current pesos, except inflation, percentages, ratios, multiples and per share data.
(2) Net financial income mainly represents income from interest on loans and other receivables from financial brokerage plus net income from government and corporate debt securities, including gains and losses, less interest on deposits and other liabilities from financial brokerage and the monetary loss from financial brokerage.
(3)  Income from services net of expenditures from services.
(4)  Miscellaneous income less miscellaneous losses.
(5) Includes mainly liabilities with the Argentine Central Bank, other banks and international entities and negotiable obligations.
(6) The average balances of assets and liabilities, including the related interest receivables and payables, are calculated on a daily basis for Banco Galicia and for Galicia Uruguay and on a monthly basis for Tarjetas Regionales S.A., the regional credit card companies in which the Bank holds majority interests, the holding company Grupo Financiero Galicia S.A. and its non-banking subsidiaries.
(7) Net interest earned divided by interest-earning assets. For a description of net interest earned, see "Information on the Company -- Selected Statistical Information -- Interest-Earning Assets -- Net Yield on Interest-Earning Assets."
(8) Represents the difference between the average nominal interest rates earned on interest-earning assets and the average nominal interest rates paid on interest-bearing liabilities.
(9) Financial margin represents net financial income, divided by average interest-earning assets.
(10) Net income as a percentage of average total assets.
(11) Net income as a percentage of average shareholders' equity.
(12) Operating income is defined as net financial income plus net income from services.
(13) Administrative expenses net of monetary gain (loss) from operating expenses as a percentage of operating income.
(14) Tangible shareholders' equity is defined as shareholders' equity minus intangible assets.
(15) Until March 1998, a total of Ps.151.8 million of the Banco Galicia's excess capital was represented by Banco Galicia's 7% Convertible Subordinated Negotiable Obligations due 2002 (the "Convertible Securities"). On September 19, 1998, a total of Ps.149.3 million of the Convertible Securities were converted into Banco Galicia's Class B Shares and Ps.2.4 million were redeemed.
(16) Liquid assets include cash and due from banks, government securities, certificates of deposit acquired to the Argentine Central Bank, and placements with correspondent banks.
(17) Past due loans consist of the entire loan principal and interest receivable for those loans for which either the principal or any interest payment is 91 days or more past due.
(18) Non-accrual loans are defined as those loans in the categories under the Argentine Central Bank's classification: (a) consumer--defective fulfillment, difficulty in recovery, uncollectible and uncollectible for technical reasons and (b) commercial--with problems, high risk of insolvency, uncollectible and uncollectible for technical reasons.
(19) Charge-offs plus direct charge-offs minus bad debts recovered.
(20) As measured by changes in the Wholesale Price Index in Argentina.
(21) Source: Instituto Nacional de Estadisticas y Censos (National Bureau of Statistics and Census, INDEC).

Item 5. Operating and Financial Review and Prospects

Critical Accounting Matters

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Allowance for Loan Losses

Grupo Galicia's allowance for loan losses is maintained in accordance with the regulations established by the Argentine Central Bank. Under such regulations, a minimum allowance for loan losses is calculated primarily based upon the loan classification of Banco Galicia's commercial loan borrowers and based upon past due status for Banco Galicia's individual loan borrowers (including commercial loans less than Ps. 200,000). Although we are required to follow the methodology and guidelines for determining the loan loss allowance as set forth by the Argentine Central Bank, we are allowed to provide additional allowances for loan loss reserve. The determination of the allowance for loan losses requires significant degrees of judgment.

For commercial loans, we are required to classify all of Banco Galicia's commercial loan borrowers. In order to perform the classification we must consider the management and operating history of the borrower, the present and projected financial situation of the borrower, the borrower's payment history and ability to service the debt, the capability of the borrower's internal information and control systems and the risk in the sector in which the borrower operates. We apply the Argentine Central Bank minimum loss percentages to Banco Galicia's commercial loan borrowers based on the loan classification and the nature of the collateral, or guarantee, of the loan. In addition, based on the overall risk of the portfolio, we consider whether or not additional loan loss reserves in excess of the minimum required are warranted.

For Banco Galicia's consumer loan portfolio, we classify loans based upon their past due status consistent with the requirements of the Argentine Central Bank. Minimum loss percentages required by the Argentine Central Bank are also applied to the totals in each loan classification.

At December 31, 2001, the situation in Argentina was such that our ability to classify Banco Galicia's commercial loan borrowers was limited. Information on Banco Galicia's commercial loan borrowers was not available to allow us to make an informed judgment on the loan classification. Therefore, we believe that significant adjustments will be made to Banco Galicia's loan loss reserve during the year ended December 31, 2002 once more information on Banco Galicia's borrowers becomes available. In addition, due to the condition of the economy in Argentina in 2002, and the resulting affect on Banco Galicia's commercial and consumer borrowers, it is likely that material adjustments to Banco Galicia's loan loss reserve for changes in conditions during 2002 will be necessary in the short term.

In addition, we have outstanding significant amounts of loans from the Argentine government. These loans require no allowance for loan loss reserve under Argentine Central Bank regulations. Given the current situation in Argentina, the realization of these loans at their contractual maturities are uncertain and it is also uncertain as to whether these loans can serve to offset our debt owed to the Argentine Central Bank.

Valuation of Securities and Derivatives

We carry assets and liabilities related to our government and other securities and derivative trading portfolios at their estimated fair value. Such amounts are based on either quoted market prices or estimated values derived by the Bank utilizing dealer quotes. As market conditions change, adjustments to the fair value of securities and derivatives will be made to reflect those conditions. Future sales of these securities will reflect the market conditions at the time and may differ significantly from the estimate fair market value at the balance sheet date.

Goodwill

Goodwill is carried at cost less accumulated amortization. The carrying amount of Goodwill is analyzed for impairment based on estimates of future undiscounted cash flows generated by the business acquired. Because of the economic conditions in Argentina and the resulting changes in estimated cash flows of our acquired businesses that have goodwill, adjustments for impairment of Goodwill is reasonably possible in the short term.

Repossessed Assets and Real Estate Held for Sale

We carry our other repossessed asset portfolio and real estate held for sale at the lower of their carrying value or fair market value. Our estimates of fair market values of such repossessed assets and real estate held for sale consider outside and internal bank-prepared appraisals. These appraisals are based on assumptions on market conditions and presume an ability to dispose of the assets in a reasonable time period. Should our assumptions regarding market conditions change, we would adjust accordingly our estimates of the fair value of our repossessed asset portfolio.

Other Receivables from Financial Brokerage and Miscellaneous Receivables

We carry other receivables from financial brokerage and miscellaneous receivables net of allowances for uncollectable amounts. Our judgment regarding the ultimate collectability is performed on an account by account basis and considers our assessment of the borrowers ability to pay based on factors such as the borrowers financial condition, past payment history, guarantees and past due status. Under the current situation in Argentina, the settlement of amounts due from and due to third parties has slowed significantly. Given this situation, it is likely that we will increase our allowances for some of the amounts due to us.

Equity Investments in Other Companies

We carry these investments at the equity method where a significant influence in the corporate decision making process exists. In other cases the equity investment is carried at the lower of cost plus dividends or the equity method value. These balances may be adjusted considering the effects of the new economic environment on the financial statements of these corporations.

Assets under Financial Leases

We carry assets under financial leases at cost net of unearned income and the residual value of the corresponding assets. Allowances for losses are provided based on the Argentine Central Bank rules applied to commercial or consumer loans. Under the current situation in Argentina, it is likely that adjustments on the allowance for lease losses or the residual value of assets under financial leases will be necessary in the short term.

Critical Accounting Policies  - U.S. GAAP

The above critical accounting policies for Argentine Banking GAAP are key accounting policies on which our financial condition and results of operations under U.S. GAAP are dependent. Such key accounting policies involve complex matters or are based on subjective judgments or decisions. Additional information in connection with certain key accounting policies for U.S. GAAP purposes follows:

Allowance for Loan Losses

The allowance for loan losses represents the estimate of probable losses in the loan portfolio. Determining the allowance for loan losses requires significant management judgments and estimates including, among others, identifying impaired loans, determining the customers' ability to pay and determining the fair value of underlying collateral. Actual events will likely differ from the estimates and assumptions used in determining the allowance for loan losses. Because of the uncertain economic situation in Argentina and the effect on Grupo Galicia's customers, it is at least reasonably possible that additional provisions for loan losses will be required in the future.

The resolution of the allowance on the outstanding loans from the Argentine Government or from Argentine Provinces is subject to the economic and political situation in Argentina, including the ability of Argentina to repay or refinance its external debt and its ability to obtain additional liquidity from the International Monetary Fund or other sources. Outstanding loans from the public sector at December 31, 2001 was Ps.3,974.4 million.

Additional provisions for loan losses could occur in the short term as resolutions, measures and exchanges of financial instruments designed to address the economic crisis in Argentina unfold. In addition, should loans to the Argentine Federal Government be available to offset debt due to the Argentine Central Bank or other Argentine Federal Government entities, some or all of the provisions for loan losses previously recognized may be reversed.

Fair Value Estimates

Quoted market price in active markets is the most reliable measure of fair value.

In connection with the swap of government securities for loans, as describe in
Note 39d(ii) to the financial statements, an estimate of the fair value of the loans received was made absent observable quoted market prices for such loans. The determination of the fair value of the loans requires estimates and assumptions concerning future cash flows and the rate at which those future cash flows are discounted. This process produces an estimated fair value amount that may not reflect net realizable value or that does not reflect the amounts that the loans will ultimately be settled for in the future. These loans will be subject to the allowance for loan loss process described above.

Furthermore, Grupo Galicia holds retained interests in securitzation trusts. Those investments are carried at estimated fair market value. Determining fair market values of such investments requires estimating future cash flows and applying a discount rate to those cash flows. Such estimates do not purport to represent what those securities could be sold for at the balance sheet date or what those securities will be settled for. Changes in the values of such securities are common. The values are affected by the performance of the underlying loans in the trust and changes in estimated discount rates and other assumptions.

Impairment of Assets other than Loans

Certain assets, such as goodwill, equity investments, securities available for sale, and premises and equipment, are subject to an impairment review. Asset impairment charges require considerable judgment and are recorded when market value declines below the carrying value is deemed to be an other than temporary decline, or where the cost of the asset is deemed to not be recoverable. Based on the economic situation in Argentina and the effect of resolutions and measures yet to be adopted, Grupo Galicia's assets may be subject to further impairment charges in the short term.

Deferred Tax Asset Valuation Allowance

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the carrying amounts of assets and liabilities recorded for accounting and tax reporting purposes and for the future tax effects of net operating loss carryforwards. Grupo Galicia has a significant amount of other deferred taxes assets, primarily generated from the U.S. GAAP adjustments associated with the allowance for loan losses, the securities for loan swap, and the foreign currency adjustment for the estimated peso - U.S. dollar exchange rate at December 31, 2001. The carrying amounts of deferred tax assets are subject to management's judgment based on available evidence that realization is more likely than not and they are reduced, if necessary, by a valuation reserve. Based on the uncertainty with Grupo Galicia's ability to continue as a going concern, a full valuation reserve on the net deferred tax assets has been recognized at December 31, 2001.

In the event that all or part of our net deferred tax assets in the future become realizable under U.S. GAAP, an adjustment to our deferred tax assets would be credited to income tax expense in the period the determination was made.

U.S. GAAP and Argentine Banking GAAP Reconciliation

General

Grupo Galicia and Banco Galicia prepare their financial statements in accordance with Argentine Banking GAAP. The more significant differences between Argentine Banking GAAP and U.S. GAAP relate to the determination of the allowance for loan losses, the carrying values of certain government securities and other assets, foreign currency translation and recognition of deferred income taxes. For more detail on differences in accounting treatment between Argentine Banking GAAP and U.S. GAAP through December 31, 2001, see Note 39 to the consolidated financial statements of Grupo Galicia.

With respect to the determination of the allowance for loan losses, Banco Galicia follows the rules of the Argentine Central Bank. Under these rules, reserves are based on specific reserve requirements established by the Argentine Central Bank. U.S. GAAP requires that an impaired loan be generally valued at the present value of expected future cash flows discounted at the loan's effective rate or at the fair value of the collateral, if the loan is collateral dependent.

During the fiscal year ended December 31, 2001, and as a consequence of Decree No.1387/01, the Bank swapped effective as of November 6, 2001, part of its Argentine public debt instruments, for Ps.2,028.3 million, under the

Promissory Note/Bond program, for Secured Loans. As established by article 20 of the above mentioned decree, the conversion for Argentine Banking GAAP purposes was made at the nominal value, at a rate of exchange of $ 1=US$ 1 and in the same currency as that of the converted obligation. The Argentine Central Bank provided that the difference between the nominal value of the Secured Loans and the book value of the instruments exchanged (in the case of securities, classified and valued as "investment accounts" or "for trading purposes", under Argentine Central Bank rules) must be credited to income and added to the recorded amount included in "Loans - To the Non-Financial Public Sector" on a monthly basis, in proportion to the term of each of the secured loans received.

In accordance with U.S. GAAP, satisfaction of one monetary asset (in this case a debt security) by the receipt of another monetary asset (in the case a Secured
Loan) for the creditor is generally based on the market value of the asset received in satifaction of the debt. In this particular case, the Secured Loan being received was significantly different in structure and in interest rates than the debt securities swapped. Therefore, the fair value of the loans was determined on the balance sheet date based on the contractual cash flows of the loan received discount at an estimated market value. The estimated fair value of the loan received will consitute the cost basis of the asset. The difference between the cost basis and amounts expected to be collected will be amortized on an effective yield basis over the life on the loan.

With respect to foreign currency exchange differences, the official exchange rate between the US dollar and the Argentine peso in Argentina was 1 to 1 at December 31, 2001 and for Argentine GAAP purposes, this rate was used to translate all US dollar denominated assets and liabilities at December 31, 2001. For U.S. GAAP purposes, foreign currency transactions should be translated at the applicable rate at which those particular transactions could be settled at the balance sheet date. In anticipation of an announced devaluation, "exchange houses" in Argentina (used for limited personal transactions and not for settling business transactions) started exchanging dollars at 1.4 or more pesos to the dollar prior to December 31, 2001. Such exchange houses were closed at December 31, 2001. Through January 10, 2002, no transactions were conducted in US dollars and there was no exchangeability between the peso and the dollar. Under Statement of Accounting Standards No. 52, if the exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchanges could be made is used for translating foreign currency transactions. In this case, the January 11 exchange rate of 1.6 to 1 was the first available rate after year end and thus that rate was used for U.S. GAAP purposes to translate US dollar denominated assets and liabilities at December 31, 2001.

In addition, Grupo Galicia's equity holdings in Argentine companies were similarly adjusted under U.S. GAAP for its proportional effect of applying the
1.6 to 1 exchange rate to the U.S. dollar denominated assets and liabilities of such companies at December 31, 2001.

With respect to the recognition of deferred income taxes, Argentine Banking GAAP allows for the recognition of income taxes for such amounts currently payable but does not recognize deferred income taxes. U.S. GAAP recognizes deferred income taxes for the future tax benefits or liabilities associated with differences in the carrying values of assets and liabilities for tax and financial statements purposes. A valuation allowance is provided under U.S. GAAP when it is more likely than not that the benefit of a deferred tax asset will not be realized.

Under Argentine Banking GAAP, certain costs such as the set up costs for branches, termination costs, and Year 2000 compliance costs are deferred and amortized. Under U.S. GAAP, these costs are expensed as incurred.

As a result of the above and other differences, net income and shareholders' equity for Grupo Galicia and Banco Galicia under Argentine GAAP and U.S. GAAP for the periods indicated were as follows:

                                            Net Income (loss)                     Shareholders' Equity (deficit)
                                            -----------------                     ------------------------------
                                 Argentine GAAP              U.S. GAAP         Argentine GAAP              U.S. GAAP
                                 --------------              ---------         --------------              ---------
                                                                 (in millions of pesos)
Grupo Galicia

Fiscal Year 2001.........              Ps.120.1           Ps.(3,920.4)             Ps.1,408.5           Ps.(2.672,1)
Six Months ended December 31,
2000.....................                  89.9                   98.3                1,320.8                1,221.7

Banco Galicia:

Fiscal Year 2000.........              Ps.156.3           Ps.    164.0             Ps.1,332.1           Ps.  1,212.3
Fiscal Year 1999.........                 150.6                  149.4                1,210.7                1,019.1
Fiscal Year 1998.........                 114.3                   69.8                1,088.6                  958.7
Fiscal Year 1997.........                 116.7                  117.9                  902.1                  882.4
Fiscal Year 1996.........                  76.5                   78.0                  621.8                  584.1

Loan Loss Reserves under U.S. GAAP

For the purposes of analyzing its loan loss reserve under U.S. GAAP, Banco Galicia divides its loan portfolio into performing and non-performing commercial and consumer loans.

     Performing Commercial and Consumer Loans

Performing loans are considered to be loans that are classified under the Argentine Central Bank classification guidelines as:

o    "Normal" and "Normal Performance"
o    "Potential Risk" and "Improper Fulfillment"

Banco Galicia performs analyses of historical losses from the performing commercial and consumer loan portfolios in order to estimate losses for U.S. GAAP purposes resulting from loan losses that have been incurred in the performing loan portfolio at the balance sheet date but which have not been individually identified.

Banco Galicia estimates that on average it takes a period of up to one year between the trigger of an impairment event and the identification of a loan as being a probable loss. Therefore, Banco Galicia has concluded that the losses incurred by the performing loan portfolio over the next year give a basis for estimating the amount of loss at the balance sheet date. The Bank has collected data on the amounts of losses that have been incurred on commercial loans and consumer loans that were performing one year before. Using this data, the range of estimated default probabilities and estimated losses given default yield the following estimated SFAS 5 reserve for the performing commercial and consumer loan portfolio.

                                 December 31, 2001      December 31, 2000        June 30, 2000          June 30, 1999
                                  High       Low        High         Low        High        Low        High        Low
Performing Commercial Loan..   Ps. 131.0   Ps. 12.8     Ps. 39.4   Ps. 14.2   Ps. 24.4    Ps. 15.1    Ps. 9.9    Ps. 4.6
Performing Consumer Loans..     Ps. 94.2   Ps. 83.2     Ps. 84.5   Ps. 68.5   Ps. 75.2    Ps. 41.3    Ps. 75.0   Ps. 41.2

     Non-Performing Consumer Loan Portfolio

The non-performing consumer loan portfolio is defined as representing the following portfolio under the Argentine Central Bank classification system:

o    "Defective Fulfillment"
o    "Difficulty in Recovery"
o    "Uncollectible"

For these loans, Banco Galicia has developed a range of loss projections based on the default experience of non-performing loans. Based on this data, Banco Galicia has calculated a range of estimated loan losses for non-performing consumer loans.

                                December 31, 2001      December 31, 2000         June 30, 2000           June 30, 1999
                                 High        Low        High        Low         High        Low         High        Low
Non-Performing Consumer
Loans..................       Ps. 176.6   Ps. 151.4  Ps. 142.1   Ps. 114.7   Ps. 155.0   Ps. 86.4    Ps. 173.3   Ps. 95.9

     Non-Performing Commercial Loans

The non-performing commercial loan portfolio is defined as representing the following portfolio under the Argentine Central Bank classification system:

o    "With Problems"
o    "High Risk of Insolvency"
o    "Uncollectible"

For the non-performing commercial loans Banco Galicia applied the procedures required by SFAS 114.

For loans that were not collateral dependent, the expected future cash flows to be received from the loans were discounted using the interest rate on the loan at the time of the loan impairment.

Loans that were collateral dependent, and where there was an expectation that the loan balance would be recovered via the exercise of collateral, were valued using the fair value of the collateral. In addition, in order to assess the fair value of collateral, Banco Galicia has discounted collateral valuations, due to the extended period of time that it can take to foreclose assets under the Argentine judicial system.

     Summary

The following table identifies the high and low of loan loss reserves for the periods indicated.

                                    December 31, 2001    December 31, 2000       June 30, 2000       June 30, 1999
                                     High      Low        High        Low       High       Low       High      Low

Performing Commercial Loans...    Ps.131.0   Ps. 12.8   Ps.  39.4   Ps. 14.2   Ps. 24.4  Ps. 15.1   Ps. 9.9  Ps.  4.6

Performing Consumer Loans.....    Ps. 94.2   Ps. 83.2    Ps. 84.5   Ps. 68.5   Ps. 75.2  Ps. 41.3  Ps. 75.0  Ps. 41.2

Non-Performing Consumer Loans.    Ps.176.6   Ps.151.4    Ps. 142.1  Ps. 114.7  Ps.155.0   Ps. 86.4  Ps.173.3 Ps. 95.9

Non-Performing Commercial Loans   Ps.548.3   Ps.548.3    Ps. 69.3   Ps. 69.3   Ps.  64.5  Ps. 64.5  Ps. 83.8 Ps. 83.8
                                  --------   --------    --------   --------   ---------  --------  --------  --------
Total.........................    Ps.950.1   Ps.795.7    Ps.335.3   Ps.266.7   Ps.319.1   Ps.207.3  Ps.342.0 Ps.225.5
                                  ========   ========    ========   ========   =========  ========  ======== =========

Loan Loss Reserve under
     U.S. GAAP................    Ps.882.4                     Ps.280.5           Ps. 277.0           Ps. 299.6
                                  ========                     ========           =========           =========

For the years ended June 30, 1999 and 2000, Banco Galicia expected that the loans loss reserve under U.S. GAAP would fall more toward the midpoint of the range after the charge-offs of accumulated unsecured consumer loans. As of December 31, 2000, Banco Galicia expected that the loans loss reserve would fall more toward the lower end of the range due to the increase of the impaired consumer loans and to the positive variation of the transfer of impaired loans covered by a 100% allowance, to the memorandum accounts. As of December 31, 2001, Banco Galicia expected that the loans loss reserve under U.S. GAAP would fall more toward to the midpoint of the range after the charge-offs of accumulated unsecured consumer loans and the increase of the loan loss reserve under FAS 114 of the impaired loans.

In addition to assessing the reasonableness of the loan loss reserve as described above, Banco Galicia makes an overall determination of adequacy of each period's reserve based on such ratios as:

o    Loan loss reserves as a percentage of non-accrual loans
o    Loan loss reserves as a percentage of total amounts past due
o    Loan loss reserves as a percentage of past-due unsecured amounts.

                                    PART III

Item 18. Financial Statements

Report of the Independent Accountants

Consolidated Balance Sheets as of December 31, 2001, December 31, 2000 and June 30, 2000

Consolidated Statements of Income for the year ended December 31, 2001, for the six-months ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999

Consolidated Statements of Cash Flows for the year ended December 31, 2001, for the six-months ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999

Consolidated Statements of Changes in Shareholders' Equity for the year ended December 31, 2001, for the six-months ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999

Notes to the Consolidated Financial Statements

Item 19. Financial Statements and Exhibits

(a)  Financial Statements.

(b)  Exhibits

     2.2 Statement Under Oath of Principal Executive Officer Regarding Facts and Circumstances Relating to Exchange Act Filings
     2.3 Statement Under Oath of Principal Financial Officer Regarding Facts and Circumstances Relating to Exchange Act Filings

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    GRUPO FINANCIERO GALICIA S.A.

                                    By /s/ Abel Ayerza
                                      ---------------------------------------
                                      Name:  Abel Ayerza
                                      Title: Chairman of the Board and Chief
                                             Executive Officer

Date:  November 26, 2002


                Statement of Principal Executive Officer Pursuant
                       to Rule 13a-14 of the Exchange Act

     I, Abel Ayerza, the principal executive officer of Grupo Financiero Galicia, S.A., certify that:

     1. I have reviewed the annual report on Form 20-F filed on July 1, 2002, as amended by this Form 20-F/A (together, the "annual report") of Grupo Financiero Galicia S.A.;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date:  November 26, 2002

                                             /s/ Abel Ayerza
                                             -----------------------------------
                                             Name:  Abel Ayerza
                                             Title:  Chairman of the Board and
                                                     Chief Executive Officer


                Statement of Principal Financial Officer Pursuant
                       to Rule 13a-14 of the Exchange Act

     I, Pedro A. Richards, the principal financial officer of Grupo Financiero Galicia, S.A., certify that:

     1. I have reviewed the annual report on Form 20-F filed on July 1, 2002, as amended by this Form 20-F/A (together, the "annual report") of Grupo Financiero Galicia S.A.;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date:  November 26, 2002

                                               /s/ Pedro A. Richards
                                               ---------------------------------
                                               Name: Pedro A. Richards
                                               Title: Managing Director
                                                     (Chief Financial Officer)

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page

Report of the Independent Accountants as of and for the
fiscal year ended December 31, 2001, the six months ended
December 31, 2000 and the fiscal years ended June 30, 2000
and 1999.....................................................................F-2

Consolidated Balance Sheets as of December 31, 2001, December
31, 2000 and June 30, 2000...................................................F-4

Consolidated Statements of Income for the year ended December
31, 2001, for the six months ended December 31, 2000 and for fiscal years ended June 30, 2000 and 1999....................................F-7

Consolidated Statements of Cash Flows for the year ended December
31, 2001, for the six months ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999....................................F-9

Consolidated Statements of Changes in Shareholders' Equity for
the year ended December 31, 2001, for the six months ended December
31, 2000 and for the fiscal years ended June 30, 2000 and 1999..............F-11

Notes to the Consolidated Financial Statements..............................F-12

                      REPORT OF THE INDEPENDENT ACCOUNTANTS



To the Chairman and Directors of
Grupo Financiero Galicia S.A.


We have audited the consolidated balance sheets of Grupo Financiero Galicia S.A. and subsidiaries at December 31, 2001 and 2000 and of Banco de Galicia y Buenos Aires S.A. and subsidiaries at June 30, 2000 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year ended December 31, 2001, for the six-month period ended December 31, 2000 and for the years ending June 30, 2000 and 1999, as well as their accompanying notes 1 to 40. These consolidated financial statements and notes are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements.

We conducted our audits in accordance with auditing standards generally accepted in both Argentina and the United States and performed the auditing procedures required by the Banco Central de la Republica Argentina (the "Argentine Central Bank"). Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 2, the accompanying consolidated financial statements have been prepared in accordance with accounting rules prescribed by the Argentine Central Bank, which differ in certain respects from, and is a comprehensive basis of accounting other than, Argentine generally accepted accounting principles applicable to enterprises in general.

The presentation of the financial statements and notes thereto are presented in accordance with Argentine Central Bank rules that differ in certain material respects from U.S. GAAP and from disclosure requirements of the Securities and Exchange Commission. A description of these differences applicable for the year ended December 31, 2001, for the six months ended December 31, 2000 and for the years ending June 30, 2000 and 1999 are included in notes 24, 27, 31, 37 and 39 to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Financiero Galicia S.A. and subsidiaries at December 31, 2001 and 2000, and the results of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2001 and for the six-month period ended December 31, 2000 and the financial position of Banco de Galicia y Buenos Aires S.A. and subsidiaries at June 30, 2000, and the results of their operations, changes in shareholders' equity and cash flows for each of the two fiscal years ended June 30, 2000, in conformity with rules prescribed by the Argentine Central Bank. Such rules prescribed by the Argentine Central Bank differ in certain respects from
generally  accepted  accounting   principles  in  the  United  States  and  from
presentation and disclosure requirements of the Securities and Exchange Commission's regulations, as disclosed in notes 27 and 39 to the consolidated financial statements.

The accompanying consolidated financial statements as of December 31, 2001 have been prepared assuming that Grupo Financiero Galicia S.A. will continue as a going concern. As mentioned in note 1 to the accompanying consolidated financial statements, the country of Argentina has been subject to a financial and economic crisis that caused significant measures to be taken by the Argentine Government beginning at the end of 2001 and continuing into 2002. Many of the measures adopted by the Argentine Government significantly affected the liquidity, solvency and profitability of the financial system as a whole and have adversely affected other businesses and individuals in Argentina. The Argentine Government and Central Bank have adopted additional measures designed to moderate such effects while fostering a restructuring of the financial system and attempting to stay the economic downturn. Current regulations of the Argentine Government and Central Bank are being interpreted and implemented and further regulations are being considered. In addition, the Company's most significant subsidiary (Banco de Galicia y Buenos Aires S.A., "the Bank"), comprising approximately 99.6% of the Company's total assets, has filed and received approval from the Argentine Central Bank, of a restructuring and rehabilitation plan, which call for among other things, certain restructuring on external debt and an increase in capital. It is uncertain whether the restructuring of the financial system as a whole, the other measures designed to stay the economic downturn and the Bank's rehabilitation and restructuring plan will be successful enough to allow the Company to continue its operations and meet its solvency and liquidity ratios required by the Argentine Central Bank. This situation and the financial outcome of the uncertainties and its possible impact on the recoverability of the Company's assets and the settlement of the Company's liabilities give rise to a substantial doubt that the Company can continue as a going concern. The consolidated financial statements as of December 31, 2001 do not include any adjustment that might reflect the outcome of these uncertainties.






                                                          PricewaterhouseCoopers
Buenos Aires, Argentina
September 10, 2002, except for note 1, as to which the date is November 20, 2002.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                           Consolidated Balance Sheets
               As of December 31, 2001 and 2000 and June 30, 2000
                   (Expressed in thousands of Argentine pesos)



                                                                    Grupo Galicia                   Banco Galicia
                                                        --------------------------------------   --------------------
                                                                    December 31,                      June 30,
                                                        --------------------------------------   --------------------
                                                               2001                2000                 2000
                                                        -------------------  -----------------   --------------------

ASSETS
A. Cash and due from banks
    Cash..............................................  Ps.        242,365   Ps.      356,777     Ps.        285,018
    Banks and correspondents..........................             274,268            263,132                338,514
    Other.............................................                 668                161                  1,884
                                                        -------------------  -----------------   --------------------
                                                        Ps.        517,301   Ps.      620,070     Ps.        625,416
B. Government and corporate securities
    Holdings of investment account securities........                    -              4,581                 98,769
    Holdings of trading securities....................              58,538             72,233                311,924
    Unlisted government securities....................              65,593                545                    624
    Investments in listed corporate securities........               5,894              5,972                  8,034
    Allowances........................................               (116)              (116)                  (116)
                                                        -------------------  -----------------   --------------------
                                                        Ps.        129,909   Ps.       83,215     Ps.        419,235
C. Loans
    To the non-financial government sector............           3,974,437          2,615,335              2,503,694
    To the financial sector...........................              86,607            508,924                361,223
    To the non-financial private sector and residents
    abroad............................................           5,540,870          6,387,676              6,723,654
      Overdrafts......................................             368,076            439,336                790,950
      Notes...........................................           1,764,903          2,245,759              2,454,674
      Mortgage loans..................................           1,496,852          1,590,485              1,357,814
      Pledge loans....................................             382,069            397,457                389,647
      Consumer loans..................................             264,753            368,548                330,364
      Credit card loans...............................             851,052            756,610                655,753
      Others..........................................             260,182            476,576                639,125
      Accrued Interest and quotation differences
      Receivable......................................             177,958            160,395                142,272
      Document interest...............................            (24,974)           (44,001)               (36,945)
      Unallocated collections                                          (1)            (3,489)
    Allowances........................................           (476,651)          (270,495)              (261,799)
                                                        -------------------  -----------------   --------------------
                                                        Ps.      9,125,263   Ps.    9,241,440     Ps.      9,326,772

D. Other receivables resulting from financial brokerage
    Argentine Central Bank............................              61,102          2,712,765              2,157,744
    Amounts receivable for spot and forward sales
    to be settled.....................................             178,107          1,089,459              1,070,227
    Securities receivable under spot and forward
    purchases to be settled...........................             721,481            881,605                839,870
    Premiums on options bought........................                  71                558                  1,045
    Unlisted negotiable obligations...................              81,018            111,773                129,608
    Other.............................................             705,318          1,073,340                648,192
    Allowances........................................             (7,463)           (10,413)               (16,542)
                                                        -------------------  -----------------   --------------------
                                                        Ps.      1,739,634   Ps.    5,859,087    Ps.       4,830,144



                 The accompanying notes are an integral part of these consolidated financial statements




                 Grupo Financiero Galicia S.A. and Subsidiaries

                           Consolidated Balance Sheets
               As of December 31, 2001 and 2000 and June 30, 2000
                   (Expressed in thousands of Argentine pesos)

                                                                    Grupo Galicia                    Banco Galicia
                                                       -----------------------------------------   -------------------
                                                                     December 31,                       June 30,
                                                       -----------------------------------------   -------------------
                                                               2001                 2000                  2000
                                                       ---------------------  -------------------   -------------------
ASSETS (Continued)
E. Assets under financial leases
     Assets under financial leases.................   Ps.           44,748   Ps.        17,333     Ps.         8,241
     Allowances....................................                  (511)               (182)                  (84)
                                                      ---------------------  -------------------   -------------------

                                                      Ps.           44,237   Ps.        17,151     Ps.         8,157
F. Equity investments in other companies
     In financial institutions.....................                  1,028              16,942                23,952
     Other  .......................................                 82,133              90,602                97,846
     Allowances....................................               (15,242)             (9,611)               (7,074)
                                                      ---------------------  -------------------   -------------------
                                                      Ps.           67,919   Ps.        97,933     Ps.       114,724
G. Miscellaneous receivables
     Debtors for sale of assets....................                    740              12,461                   492
     Other.........................................                405,808             297,469               275,896
     Accrued interest on debtors for sale of
     assets receivable.............................                     14                  13                     4
     Other accrued interest receivable.............                    130                  71                     7
     Allowances....................................               (25,211)            (10,549)               (5,122)
                                                      ---------------------  -------------------   -------------------
                                                      Ps.          381,481   Ps.       299,465     Ps.       271,277

H. Fixed assets....................................                283,324             263,855               260,064

I. Miscellaneous assets............................                105,879              81,636                73,911

J. Intangible assets
     Goodwill......................................                126,455              84,241                69,146
     Organization and development expenses.........                 99,347              85,197                78,971
                                                      ---------------------  -------------------   -------------------
                                                      Ps.          225,802   Ps.       169,438     Ps.       148,117

K. Unallocated items.............................                   30,978               7,847                 3,925
                                                      --------------------- -------------------    ------------------
                       Total Assets................   Ps.       12,651,727   Ps.    16,741,137     Ps.    16,081,742
                                                      ===================== ===================    ==================



                 The accompanying notes are an integral part of these consolidated financial statements



                 Grupo Financiero Galicia S.A. and Subsidiaries

                           Consolidated Balance Sheets
               As of December 31, 2001 and 2000 and June 30, 2000
                   (Expressed in thousands of Argentine pesos)



                                                                     Grupo Galicia                   Banco Galicia
                                                        ----------------------------------------   -------------------
                                                                     December 31,                       June 30,
                                                        ----------------------------------------   -------------------
                                                               2001                 2000                  2000
                                                        -------------------  -------------------   -------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY
L. Deposits
   Non-financial government sector....................  Ps.         11,528   Ps.          9,448    Ps.          9,220
   Financial sector...................................              17,614                3,848                 2,535
   Non-financial private sector and residents abroad..           6,098,854            8,890,478             8,731,797
     Current accounts.................................             846,187              609,787               606,069
     Saving accounts..................................           1,470,678            1,271,849             1,334,652
     Time deposits....................................           3,148,110            6,677,631             6,473,832
     Investment accounts..............................              80,598               11,150                13,150
     Other............................................             493,440              237,649               225,319
     Accrued interest and quotation differences
     payable .........................................              59,841               82,412                78,775
                                                       --------------------- -------------------   -------------------
                                                        Ps.      6,127,996   Ps.      8,903,774    Ps.      8,743,552

M. Other liabilities resulting from financial
   brokerage
   Argentine Central Bank
     Liquidity assistance notes.......................           1,234,000                    -                     -
     Other............................................             323,056                4,450                 5,945
   Banks and international entities...................             752,070              903,352               985,246
   Unsubordinated negotiable obligations..............             839,177            1,222,100             1,243,815
   Amounts payable for spot and forward purchases
   to be settled......................................             636,893              853,899               845,527
   Securities to be delivered under spot and
   forward sales to be settled........................             171,710            2,435,179             2,179,053
   Loans from domestic financial institutions.........             159,859              162,802               162,452
   Other..............................................             627,253              598,372               298,770
   Accrued interest and quotation differences
   payable............................................              37,842               48,742                38,478
                                                       --------------------- -------------------   -------------------
                                                        Ps.      4,781,860   Ps.      6,228,896    Ps.      5,759,286
N. Miscellaneous liabilities
   Dividends payable..................................                 214                    4                     3
   Directors' and Syndics' fees payable...............               2,841               11,710                35,608
   Other..............................................             166,737              140,453               169,403
   Accrued adjustments and interest payable...........                   5                   12                     -
                                                       --------------------- -------------------   -------------------
                                                        Ps.        169,797   Ps.        152,179    Ps.        205,014

O. Provisions.........................................              34,637               16,069                14,866
P. Unallocated items..................................              11,302               10,534                 2,879
Q. Minority interests.................................             117,639              108,856                23,996
                                                        -------------------  -------------------   -------------------
             Total Liabilities........................  Ps.     11,243,231   Ps.     15,420,308    Ps.     14,749,593
                                                       --------------------- -------------------   -------------------

   SHAREHOLDERS' EQUITY ..............................           1,408,496            1,320,829             1,332,149
                                                        -------------------  -------------------   -------------------
             Total Liabilities and Shareholders'
             Equity...................................  Ps.     12,651,727   Ps.     16,741,137    Ps.     16,081,742
                                                        ===================  ===================   ===================


                 The accompanying notes are an integral part of these consolidated financial statements



                 Grupo Financiero Galicia S.A. and Subsidiaries

                        Consolidated Statements of Income
      For the fiscal year ended December 31, 2001, for the six-months ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999.
                  (Expressed in thousands of Argentine pesos)



                                                                 Grupo Galicia                     Banco Galicia
                                                       -------------------------------   -------------------------------
                                                                        Six-months
                                                        Year ended    ended December
                                                        December 31,        31,               Years ended June 30,
                                                       -------------- ----------------   -------------------------------
                                                            2001            2000              2000             1999
                                                       -------------- ----------------   --------------  ---------------
A. Financial income
   Interest on cash and due from banks..............   Ps.    28,925  Ps.      24,581    Ps.    47,297   Ps.     48,373
   Interest on loans granted to the financial
   sector...........................................          43,727           18,720           36,884           32,289
   Interest on overdrafts...........................         116,391           59,109          109,942          116,665
   Interest on notes................................         629,778          297,697          542,425          372,247
   Interest on mortgage loans.......................         201,239           89,162          148,958          148,269
   Interest on pledge loans.........................          41,568           23,411           47,208           65,664
   Interest on credit card loans....................         166,310           74,555          177,453          141,176
   Interest on other loans..........................         170,292           71,276           96,359          113,736
   Interest income from other receivables
   resulting from financial brokerage...............          49,597           20,003           38,749           58,892
   Net income from government and corporate
   securities.......................................          71,661           74,030          137,774          116,037
   Net income from options..........................               -                -              179                -
   Net income from guaranteed loans - Decree No.
   1387/01..........................................          32,442                -                -                -
   Others...........................................          75,868           67,698          116,155           55,777
                                                       -------------- ----------------   --------------  ---------------
                                                       Ps. 1,627,798  Ps.     820,242    Ps. 1,499,383   Ps.  1,269,125

B. Financial expenses
   Interest on current accounts.....................          23,967                -                -               63
   Interest on savings accounts.....................          16,927           11,604           24,999           22,086
   Interest on time deposits........................         599,752          252,885          437,577          319,600
   Interest on loans from the financial sector......           7,183              558            4,932            3,812
   Interest expense from other liabilities
   resulting from financial brokerage...............         196,893          119,671          198,127          196,856
   Other interest ..................................          38,847            9,144           16,294           26,919
   Net loss on options..............................             518            1,017                -           22,837
   Others...........................................          80,816           47,913           94,457          104,378
                                                       -------------- ----------------   --------------  ---------------
                                                       Ps.   964,903  Ps.     442,792    Ps.   776,386   Ps.    696,551


C. Gross brokerage margin...........................         662,895          377,450          722,997          572,574

   Loan loss provision .............................         457,695          123,681          249,466          216,038

D. Income from services
   In relation to lending transactions..............         149,637           58,160           63,426           45,486
   In relation to borrowing transactions............         119,289           56,685          111,919          113,302
   Other commissions................................          46,375           19,124           27,034           15,854
   Other............................................         209,689          100,931          223,057          202,813
                                                       -------------- ----------------   --------------  ---------------
                                                       Ps.   524,990  Ps.     234,900    Ps.   425,436   Ps.    377,455

E. Expenses for services
   Commissions......................................          47,515           21,859           42,502           43,552
   Other............................................          49,647           21,759           40,648           39,729
                                                       -------------- ----------------   --------------  ---------------
                                                       Ps.    97,162  Ps.      43,618    Ps.    83,150   Ps.     83,281


                 The accompanying notes are an integral part of these consolidated financial statements



                 Grupo Financiero Galicia S.A. and Subsidiaries

                        Consolidated Statements of Income
      For the fiscal year ended December 31, 2001, for the six-months ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999.
                  (Expressed in thousands of Argentine pesos)


                                                                 Grupo Galicia                       Banco Galicia
                                                       ---------------------------------   -------------------------------
                                                                          Six-months
                                                        Year ended      ended December
                                                        December 31,          31,               Years ended June 30,
                                                       --------------   ----------------   -------------------------------
                                                            2001              2000              2000             1999
                                                       ---------------  ----------------   --------------  ---------------
F. Administrative expenses
   Personnel expenses..............................    Ps.    317,510    Ps.    155,997    Ps.    296,665  Ps.     290,515
   Directors' and syndics' fees....................            16,078            11,924            36,696           35,246
   Other fees......................................            11,457             7,575            15,810           13,928
   Advertising and publicity.......................            24,748            15,108            27,630           21,148
   Taxes...........................................            38,355            10,579            23,638           18,368
   Other operating expenses........................           169,387            79,050           161,608          146,828
   Other...........................................            44,209            21,655            45,544           35,812
                                                      ----------------  ----------------   --------------  ---------------
                                                      Ps.     621,744   Ps.     301,888    Ps.    607,591  Ps.     561,845

   Net income from financial brokerage.............            11,284           143,163           208,226           88,865

G. Minority interests..............................          (10,056)           (6,308)               298         (10,962)

H. Miscellaneous income
   Net income on long term investments.............            15,865                 -                 -          128,935
   Penalty interest................................             3,172             1,615             4,527            5,343
   Loans recovered and allowances reversed.........            38,089            22,614            29,714           11,530
   Other...........................................           273,920            16,650            30,986           37,031
                                                      ----------------  ----------------   --------------  ---------------
                                                      Ps.     331,046   Ps.      40,879    Ps.     65,227  Ps.     182,839

I. Miscellaneous losses
   Net loss on long-term investments..............                 -              4,447             5,481                -
   Penalty interest and charges in favor of the
   Argentine Central Bank.........................                 49               156               334              319
   Loan loss provision from miscellaneous
   receivables and other provisions...............             37,898             9,665            10,198           14,643
   Other..........................................            102,088            21,183            27,188           22,728
                                                      ----------------  -----------------  ---------------  ---------------
                                                      Ps.     140,035   Ps.      35,451    Ps.     43,201   Ps.     37,690

   Net income before tax..........................            192,239           142,283           230,550          223,052

J. Income tax.....................................           (72,182)          (52,373)          (74,226)         (72,455)
                                                      ----------------  -----------------  ---------------- ----------------
   Net income for the year .......................    Ps.     120,057   Ps.      89,910    Ps.    156,324   Ps.    150,597
                                                      ================  =================  ================ ================

   Net income per common share (note 24)..........              0,110             0,088             0,133            0,129

   Net income per common share assuming
   full dilution (note 24)........................              0,110             0,088             0,133            0,129



                 The accompanying notes are an integral part of these consolidated financial statements



                 Grupo Financiero Galicia S.A. and Subsidiaries

                      Consolidated Statements of Cash Flows
      For the fiscal year ended December 31, 2001, for the six-months ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
                   (Expressed in thousands of Argentine pesos)



                                                              Grupo Galicia                       Banco Galicia
                                                       ---------------------------------   -------------------------------
                                                                          Six-months
                                                        Year ended      ended December
                                                        December 31,          31,                Year ended June 30,
                                                       --------------   ----------------   -------------------------------
                                                            2001              2000              2000             1999
                                                       ---------------  ----------------   ---------------  ----------------
   Cash provided by operating activities:
   Net income.......................................   Ps.    120,057   Ps.     89,910     Ps.    156,324   Ps.     150,597
   Adjustments to reconcile net income to net
   cash from operating activities:
   Depreciation of bank premises and equipment and
   Miscellaneous assets.............................           28,837           12,936             25,839           20,613
   Amortization of intangible assets................           53,143           21,020             42,640           73,518
   Increase in allowances for loan and other
   losses, net of reversals and monetary effects...           478,251          126,808            236,603          193,566
   Equity (income) loss of unconsolidated
   subsidiaries.....................................          (5,259)          (2,870)              4,519         (92,473)
   Loss on sale of premises and equipment...........            3,494              574              1,095                8
   Accretion of discount on available-for-sale
   securities.......................................         (82,466)         (42,740)           (94,803)         (81,199)
   (Gain) Loss on sales of available-for-sale
   securities.......................................            (942)            (402)            (8,778)         (14,152)
   Decrease (Increase) in government securities -
   trading..........................................        (601,096)          237,887            181,127          622,965
   Increase (Decrease) in other assets..............          173,631            5,810            172,757        (159,524)
   (Decrease) Increase in other liabilities.........          999,582           85,955           (82,392)        (137,778)
                                                       ---------------  ----------------   ---------------  ---------------
   Net cash provided by operating activities........   Ps.  1,167,232   Ps.    534,888     Ps.    634,931    Ps.   576,141

   Cash provided by (used in) investing activities:
   Decrease (Increase) in loans, net................          474,023        (520,818)        (1,118,272)        (809,548)
   Sale of Galtrust I Securities....................                -           46,922                  -                -
   Increase in investments in other companies.......         (26,410)         (42,263)           (15,719)         (76,592)
   Cash dividends and capital repayments of
   available-for-sale securities....................           23,185           55,650            146,353          246,828
   Sales of investments in other companies..........           27,190            1,673              2,238           24,687
   Purchase of available-for-sale securities........        (187,431)         (90,166)        (1,198,244)        (426,188)
   Sale of available-for-sale securities............           91,414          185,148          1,223,469          105,696
   (Increase) Decrease in deposits at the Argentine
   Central Bank.....................................        1,355,293        (277,215)          (878,297)        (199,755)
   Additions to bank premises and equipment,
   miscellaneous, and intangible assets.............        (192,758)         (51,626)          (128,153)        (139,807)
   Proceeds of sales of premises and equipment......           19,006            4,173             10,861            9,575
                                                       ---------------  ----------------   ---------------  ---------------
   Net cash provided by (used in) investing
   activities.......................................   Ps.  1,583,512   Ps.  (688,522)     Ps.(1,955,764)   Ps.(1,265,104)

   Cash provided by (used in) financing activities:

   Cash dividends...................................         (37,127)          (8,150)           (34,868)        (21,688)

   Capital increase.................................            5,507              112                  -               -
   Increase (Decrease) in deposits, net.............      (2,763,112)          161,153            893,106         710,103
   Borrowings under credit facilities - long term...        1,801,926          263,202            146,367         249,213
   Payments on credit facilities - long term........      (1,344,815)        (247,527)           (58,103)       (320,253)
   Increase (Decrease) in short-term borrowings, net        (480,860)           61,802            107,219       (148,779)
   Decrease (Increase) in repurchase agreements.....         (35,032)         (82,739)            100,063          30,483
                                                       ---------------  ----------------   ---------------  --------------
   Net cash provided by (used in)  financing
   activities.......................................   Ps.(2,853,513)   Ps.    147,853     Ps.  1,153,784   Ps.   499,079

     The accompanying notes are an integral part of these consolidated financial statements

                 Grupo Financiero Galicia S.A. and Subsidiaries

                      Consolidated Statements of Cash Flows
         For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
                   (Expressed in thousands of Argentine pesos)


                                                              Grupo Galicia                        Banco Galicia
                                                       ----------------------------------- --------------------------------
                                                                          Six-month
                                                        Year ended      transition period
                                                        December 31,    ended December 31,         Year ended June 30,
                                                       --------------   ------------------ --------------------------------
                                                            2001              2000              2000             1999
                                                       ---------------  ------------------ ---------------  ---------------
   Net (decrease) increase in cash and cash
   equivalents......................................   Ps.  102,769)    Ps.     (5,781)     Ps. (167,049)    Ps.  (189,884)
   Cash and cash equivalents at the beginning
   of the year......................................         620,070            625,851           792,465           982,349
                                                      ----------------  ----------------   ---------------  ---------------
   Cash and cash equivalents at the end of the
   year.............................................  Ps.    517,301    Ps.     620,070     Ps.   625,416    Ps.    792,465

   Supplemental disclosures relative to cash flows:
   Interest paid....................................  Ps.    556,505    Ps.     311,872     Ps.   668,244    Ps.    613,023
   Income tax paid..................................          28,699             29,215            64,278             9,581


The transfer of loans to the "Galtrust I" Financial Trust during the six-month period ended December 31, 2000, amounting to  Ps.443,302  and to the  "Galtrust  II, III, IV and V" Financial  Trusts  during the year ended  December 31, 2001 of
Ps.238,600,  and the swap of government debt  instruments into "Secured Loans" amounting to Ps.1,067,926 did not require the movement of cash.



     The accompanying notes are an integral part of these consolidated financial statements

                 Grupo Financiero Galicia S.A. and Subsidiaries

           Consolidated Statements of Changes in Shareholders' Equity
         For the year ended December 31, 2001, for the six-months ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
                   (Expressed in thousands of Argentine pesos)


                                                             Banco Galicia
                             -------------------------------------------------------------------------------------------------------

                                                      Adjustments
                                                           to                                Unrealized                   Total
                                Capital    Paid in    Shareholders'     Profit reserves       Loss on     Retained     Shareholders'
                                 Stock     Capital       Equity        Legal       Other     Securities   Earnings        Equity
                             --------------------------------------------------  ---------------------------------------------------
Balance at June 30, 1998     Ps.  371,942  Ps.310,678  Ps. 69,698   Ps. 111,132  Ps.     48  Ps.(17,773)  Ps.  242,920 Ps. 1,088,645
                             ------------  ----------  ----------   -----------  ----------  -----------  ------------ -------------
Distribution of retained
earnings
Approved by the
shareholders' meetings
  - Legal reserve                       -           -           -        24,475           -            -      (24,475)             -
  - Reserve provided by the
      Bylaws                            -           -           -             -          11            -          (11)             -
  - Cash dividends                      -           -           -             -           -            -      (21,688)      (21,688)
  - Stock distribution to
      shareholders'
      (33,474,783 shares)          33,475           -           -             -           -            -      (33,475)             -
Unrealized valuation
difference                              -           -           -             -           -      (6,861)             -       (6,861)
Cancellation of unrealized
valuation difference                    -           -           -             -           -       24,634      (24,634)             -
Net income for the year                 -           -           -             -           -            -       150,597       150,597
                             ------------  ----------  ----------   -----------  ----------  -----------  ------------ -------------
Balance at June 30, 1999     Ps.  405,417  Ps.310,678  Ps. 69,698   Ps. 135,607  Ps.     59  Ps.       -  Ps.  289,234 Ps. 1,210,693
                             ------------  ----------  ----------   -----------  ----------  -----------  ------------ -------------

Distribution of retained
earnings
Approved by the
shareholders' meeting

  - Legal reserve                       -           -           -        30,119           -           -       (30,119)             -
  - Reserve provided by the
    Bylaws                              -           -           -             -           7           -            (7)             -
  - Cash dividends                      -           -           -             -           -           -       (34,868)      (34,868)
  - Stock distribution to
    shareholders'
    (63,245,024 shares)            63,245           -           -             -           -           -       (63,245)             -
Net income for the year                 -           -           -             -           -           -        156,324       156,324
                             ------------  ----------  ----------   -----------  ----------  -----------  ------------ -------------
Balance at June 30, 2000     Ps.  468,662  Ps.310,678  Ps. 69,698   Ps. 165,726  Ps.     66  Ps.      -   Ps.  317,319 Ps. 1,332,149
                             ============  ==========  ==========   ===========  ==========  ===========  ============ =============


                                                              Grupo Galicia
                             -------------------------------------------------------------------------------------------------------
                                                      Adjustments
                                                           to                                Unrealized                   Total
                               Capital     Paid in    Shareholders'   Profit reserves         Loss on     Retained     Shareholders'
                                Stock      Capital       Equity     Legal        Other       Securities   Earnings        Equity
                             ------------ ----------- ------------ ------------  ---------- ------------ ------------ --------------
Balance at June 30, 2000     Ps.  543,000  Ps. 15,250  Ps.      -    Ps.    890  Ps. 18,439  Ps.      -  Ps.  39,932   Ps.   617,511
Capital increase approved
by the extraordinary
meeting of shareholders-
held on May 16, 2000 (*)          549,407      64,001           -             -           -           -            -         613,408
Net income for the
six-month period                        -           -           -             -           -           -       89,910          89,910
                             ------------  ----------  ----------    ----------  ----------  ----------- -----------   -------------
Balance at December 31,
2000                         Ps.1,092,407  Ps. 79,251  Ps.      -    Ps.    890  Ps. 18,439  Ps.      -  Ps. 129,842   Ps. 1,320,829
                             ============  ==========  ==========    ==========  ==========  =========== ===========   =============
 Distribution of retained
 earnings approved by the
 shareholders meeting held
 on March 15, 2001
 -Legal Reserve (                       -          -            -         6,492           -           -      (6,492)               -
 -Reserve provided by the
  Bylaws                                -          -            -             -      90,000           -     (90,000)               -
 -Cash dividends                        -          -            -             -           -           -     (32,390)        (32,390)
  Net income for the year               -          -            -             -           -           -      120,057         120,057
                             ------------  ----------  ----------    ----------  ----------  ----------- ------------  -------------
Balance at December 31,
2001                         Ps.1,092,407  Ps. 79,251  Ps.      -    Ps.  7,382  Ps.108,439  Ps.      -  Ps. 121,017   Ps. 1,408,496
                             ============  ==========  ==========    ==========  ==========  =========== ============  =============




     The accompanying notes are an integral part of these consolidated financial statements

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


1.   Basis of Presentation, Acquisitions, Estimates and Uncertainties

Grupo Financiero Galicia S.A. ("Grupo Galicia" or "the Group") is a corporation organized under the laws of Argentina that acts as a holding company for Banco de Galicia y Buenos Aires S.A. ("Banco Galicia" or "the Bank") and its subsidiaries. Grupo Galicia was formed by the controlling shareholders of the Bank on September 14, 1999 to consummate an exchange of shares with the shareholders of Banco Galicia and establish Grupo Galicia as the Bank's holding company. Grupo Galicia was formed with two classes of shares: Class A shares, which are entitled to 5 votes per share, and Class B shares, which are entitled to 1 vote per share. To effect the exchange, Grupo Galicia offered to exchange Grupo Galicia Class B shares for all outstanding Banco Galicia Class B shares on a 2.5-for-1 basis and to exchange Grupo Galicia ADSs for all outstanding Banco Galicia ADSs on a 1-for-1 basis. The controlling shareholders retained all the Class A shares. As a result of the exchange, which was consummated on July 26, 2000, the Company became holder of 93.23% of the Bank's capital stock, and the remaining 6.77% remained as a minority interest in the Bank. At December 31, 2001 the company's interest in Banco Galicia had increased to 93.59% as a result of open market purchases.

The consolidated financial statements of Grupo Galicia include the financial statements of the Bank, as the predecessor business for the two years ended June 30, 2000 and 1999 and the consolidated financial statements of Grupo Galicia as of December 31, 2001 and for the six-month period ended December 31, 2000. The initial retained earnings balance reflected in the statement of changes in shareholders' equity at July 1, 2000, represents the participation of the controlling shareholders in the earnings of the Bank, net of certain incomes and expenses incurred by Grupo Galicia.

Banco Galicia is a private-sector commercial bank organized under the laws of Argentina which provides general banking services, mainly through its Argentine branches, to corporate and retail customers. As of December 31, 2001, Banco Galicia provided banking services through its branches in the United States (New York City) and Grand Cayman Island. As a consequence of the prolonged economic crisis that Argentina was suffering, that worsened in December 2001, and of the economic policy measures adopted by the government in 2002, the Bank's foreign branches are currently being wound down. The Bank's services included, until December 31, 2001, accepting deposits and granting loans in Argentine pesos and U.S. dollars. The end of the Convertibility regime in early 2002, the devaluation of the currency and the measures adopted by the government in 2002 have restricted Argentine banks' operations in U.S. dollars.

Grupo Galicia consolidates the financial statements of Banco Galicia and its subsidiaries and all entities over which it has direct or indirect control. The consolidated financial statements also include, Net Investment S.A. (and its subsidiaries), Sudamericana Holding S.A. (and its subsidiaries), Banco Galicia Uruguay S.A. (and its subsidiaries), Galicia Capital Markets S.A. (and its subsidiaries), Galicia Factoring y Leasing S.A., Galicia Warrants S.A., Galicia Valores S.A. Sociedad de Bolsa, AgroGalicia S.A. and Galicia y Buenos Aires (U.K.) Limited. All significant intercompany transactions have been eliminated when consolidating.

As of December 31, 2001, Banco Galicia maintained the controlling interest in Tarjeta Naranja S.A., Tarjeta Comfiar S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., all regional-credit-card issuing companies through its subsidiary Banco Galicia Uruguay S.A. (see note 38)

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


The November 30, 2000 and May 31, 2000 and 1999 financial statements of the regional-credit-card companies, which present a reasonable approximation of those companies' net worth and financial condition and results of operations at the end of the six-month period ended December 31, 2000 and for the fiscal year ended June 30, 2000, have been used for purposes of consolidation. For the fiscal year ended December 31, 2001, the results of operations of the regional-credit-card companies consolidated in the financial statements included 13 months of operations through December 31, 2001.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, as of the financial statement dates, and the reported amounts of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates, which will have a positive or negative effect on future period results.

ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON GRUPO GALICIA'S ECONOMIC AND FINANCIAL POSITION

Argentina is immersed in a critical, unstable and uncertain economic situation. The main features of the current economic context are a major external debt burden, the government's default on most of its debt, a devaluation of the peso of approximately 75% since December 2001, the lack of available foreign or domestic credit both for the public and the private sectors, high interest rates, a significant decline in the financial system's deposit levels, country risk indicators far above normal averages and an economic recession that has lasted almost four years. This situation has led to a significant decrease in the demand for goods and services and a significant rise in the level of unemployment and to a great deal of uncertainty as to how and when the economic crisis will be stayed. In addition, this situation has led to many measures proposed by the Argentine Government that have contributed to an uncertain and unstable economic and financial system in the country. The potential effects on the Company and its customers from this economic crisis and from the related regulations of the Argentine Government causes there to be an uncertainty as to whether or not the Company will be able to continue to operate its business as a going concern. No adjustments have been made to these financial statements that reflect the outcome of these uncertainties.

As from December 3, 2001, the Argentine Government issued measures designed to restrict the free availability and circulation of cash and the transfer of foreign currency abroad.

On January 6, 2002, the government enacted Law 25,561 (Public Emergency and Foreign Exchange System Reform Law, the "Public Emergency Law") that involved profound changes to the prevailing economic model and the repeal of the
Convertibility Law in force since March 1991. On February 3, 2002, the government announced new economic measures through Decree No.214/02 (Restructuring of the Financial System) dated February 3, 2002, complemented by Decree No.410/02 dated March 1, 2002 and Decree No.260/02 (Exchange Regime) dated February 8, 2002, substantially modifying some of the measures implemented by the Public Emergency Law. These decrees have been modified by other decrees and complemented by regulations issued by various regulatory agencies. Regulations currently outstanding may continue to be modified.

Listed below are some of the measures adopted by the government:

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


Foreign exchange system

On January 6, 2002 a new foreign exchange system was established that created an official and a free foreign exchange market. In principle, export activities, import of goods and certain financial activities that had first been subject to rescheduling in order to extend the original due dates were to be carried out on the official market.

The remaining transactions relating to remittance or collection of foreign currency to or from abroad would be carried out on the free market. The initial exchange rate set for the official market was Ps.1.40 per U.S.$1. Quotations on the free market would be set by supply and demand. On January 11, 2002 when the foreign exchange market was opened, Banco de la Nacion Argentina published the first quotation for the free market at Ps.1.60 per U.S.$1 (selling rate) and Ps.1.40 per U.S.$1 (buying rate).

On February 8, 2002 the government issued Decree No.260/02 (Exchange Regime) establishing a single free foreign exchange market system as from February 11, 2002, through which all transactions involving the exchange of currency were to be carried at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank.

At the same time, controls over the foreign exchange market and transfer of foreign exchange abroad established in December 2001 were maintained. This system, with certain variations, is currently in place. In particular, transfers abroad of a financial nature, involving foreign exchange, require the prior approval of the Argentine Central Bank.

Loans to the non-financial private sector and assets under financial leases

a) Pursuant to the above mentioned Decree No.214/02, as from February 3, 2002, all debts with the financial system denominated in U.S. dollars or any other currency, except as mentioned in subsection b) below, whatever their amount and nature, were converted into pesos at the exchange rate of Ps.1 per U.S.$1 or its equivalent in other currency. Furthermore, as from February 3, 2002, an inflation adjustment coefficient (known as "CER" and based on changes in the consumer price index) and a maximum interest rate as determined by the Argentine Central Bank was applied to these debts. On May 6, 2002, Decree No.762/02 established that the CER coefficient was to be replaced by an adjustment coefficient based on the variation of salaries (known as "CVS") for certain loans to individuals, namely residential mortgages on property representing a borrower's sole family residence, personal loans up to Ps.12,000 and pledge loans up to Ps.30,000. The adjustment would be applicable beginning October 2002.

Subsequently,   Law  25,642  approved  on  September  11,  2002,  postponed  the application of the CER coefficient to September 30, 2002, for all obligations of individuals or companies to give amounts of money of up to Ps.400,000.

b) As established by Decree No.410/02, loans related to foreign-trade transactions granted by financial institutions and the credit card balances related to purchases made outside Argentina and obligations and contracts subject to foreign law were not included in the conversion into pesos at the rate of Ps.1 per U.S.$1 established by article 1 of Decree No.214/02 and remained denominated in U.S. dollars.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


As a consequence of the measures adopted by the government during 2002 and of the crisis that affects Argentina and its effects on the economy in general, the Bank has initiated a process of restructuring its commercial loan portfolio.

Public sector debt

Decree No.471/02 dated March 8, 2002, established that the obligations of the national, provincial and municipal public sectors outstanding as of February 3, 2002, denominated in U.S. dollars or any other currency, governed only by Argentine law, would be converted at an exchange rate of Ps.1.40 per U.S. dollar or its equivalent in other foreign currency and adjusted applying the CER coefficient. In addition, the obligations of the national government converted into pesos as explained in the previous sentence would accrue interest at a 2% annual rate as from February 3, 2002, while the obligations of the provincial and municipal governments would accrue interest at a 4% annual rate as from that date.

On August 28, 2002, Decree No.1579/02 established a voluntary exchange of all provincial government debt (including debt instruments that had been tendered in the swap regulated by Decree No.1387/01 for exchange for Secured Loans, which exchange has not been completed) for new national government bonds secured by 15% of the tax collection proceedings shared by the federal and the provincial governments. The new bonds will be peso-denominated, with a 16-year maturity, monthly capital amortization beginning after a 3-year period on March 4, 2005, capital adjustment by CER, a 2% annual interest rate and will be negotiable in exchanges and securities markets of the country. This exchange has not been completed yet.

Loans and obligations of the financial sector

As established by Decree No.410/02, interbank loans in foreign currency outstanding at February 3, 2002 were converted into pesos at a rate of Ps.1.40 per U.S.$1 or its equivalent in other currencies, or at the single and free market exchange rate, as determined by the Argentine Central Bank depending on the type of operation. Through its Communique "A" 3507, the Argentine Central Bank established that the only obligations excluded from this pesification would be those originated in transactions with second-floor financial institutions in order to finance or prefinance customers' import and export transactions and expenses related to those transactions. These obligations would remain denominated in foreign currency and would be payable at the free exchange rate.

Deposits and obligations with the public and private sectors

Under the terms of Decree No.214/02, as from February 3, 2002, deposits and obligations in U.S. dollars or other foreign currencies in financial institutions were converted into pesos at the exchange rate of Ps.1.40 per U.S.$1 or its equivalent in such other currency. Furthermore, restrictions imposed in December 2001 on the availability of deposits (the so called "corralito") were maintained for balances in peso-denominated current accounts and savings accounts, with certain exceptions, and it was established that time deposits both peso- and U.S. dollar-denominated and dollar-denominated deposits in savings accounts and current accounts would be restructured and returned to their owners in peso-denominated installments, with the amounts and due dates depending on the balances recorded. This restructuring was regulated by Resolution No.6/02 of the Ministry of Economy.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


As from February 3, 2002, the CER coefficient and annual nominal interest rates of at least 2% began to be applied to restructured deposits that were dollar denominated in origin, and those restructured deposits originated in peso-denominated deposits began to accrue an annual interest rate of at least 7%. On March 13, 2002, Decree No.494/02 established, among others, that owners of such deposits could opt to receive government bonds in substitution for them.

As per Resolution No.46/02 of the Ministry of Economy, depositors were offered the option described in the preceding paragraph up to and including April 30, 2002. This date was postponed and this first exchange was substituted by another one regulated by Decree No.905/02 passed on June 1, 2002, and complementary rules. Decree No.905/02 established a mechanism pursuant to which any depositor of restructured deposits and demand deposits, as well as all of those depositors that participated in the voluntary exchange regime previously established by Decree No.494/02, were initially given a 30-day option to exchange their deposits for new Argentine government bonds the terms of which are set forth in Decree No.905/02. These were: a peso-denominated bond maturing in 2007 (Boden
2007) and two dollar-denominated bonds, maturing in 2005 and 2012 (Boden 2005 and Boden 2012), respectively. In the exchange that took place between July 16, 2002 and August 8, 2002, inclusively, approximately 24% of the financial system's restructured deposits were tendered. In the case of Banco Galicia this percentage amounted to approximately 36%.

Decree No.905/02 established that subscription by financial institutions of the government bonds to be offered to depositors had to be carried in pesos, through advances to be granted to them by the Argentine Central Bank. These advances had to be fully secured by public and private sector debt instruments held by financial institutions, in accordance to the provisions of article 15 of Decree No.905/02 (which established the assets included and their order of preference), except in the case of Boden 2012, which had to be acquired in the first place by delivering 9% National Government Bonds maturing 2002 ("Bonos Encaje").

Additionally, Decree No.905/02 established that non-exchanged restructured deposits would remain under the repayment schedule established by Resolution No.6/02 of the Ministry of Economy, as amended, but would be registered by each financial entity with the Caja de Valores S.A. ("Caja de Valores") and would constitute publicly negotiable instruments (known as "CEDROs") listed in self-regulated markets in Argentina. Holders of such certificates of restructured deposits would be able to apply such certificates to subscribe for initial public offerings of equity and debt securities authorized by the National Securities Commission (the "CNV") and listed on a stock exchange. Decree No.905/02 also established the possibility of using restructured deposits to repay loans granted by the same financial institution where the deposits were held, subject to the implementing regulations issued by the Argentine Central Bank.

Through Decree No.1836/02 dated September 16, 2002, that was regulated by Argentine Central Bank Communique "A" 3740, the government announced a new exchange of deposits for government bonds. The new exchange contemplates different options for holders of CEDROs or depositors that might have participated in the previous exchange of deposits for government bonds implemented by the government. Holders of CEDROs will be able to voluntarily exchange their certificates for dollar-denominated bonds maturing in 2013 (Boden
2013), that will be secured by the financial institution in which the deposit was made, and/or peso-denominated "Letras de Plazo Fijo" ("Time Deposit Bills") to be issued by financial institutions and that include an option granted by the government to convert into U.S. dollars at the rate of Ps.1 per each Ps.1.40 adjusted by CER, at each amortization and coupon due dates, the amounts payable at those dates. The Time Deposit Bills have the same maturity as the Boden 2013 and their principal

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


will be adjusted by CER. In addition, Decree No.1836/02 established the possibility for holders of restructured deposits of up to Ps.7,000 (excluding the CER adjustment) to receive cash and allowed financial institutions to extend this possibility to holders of restructured deposits of up to Ps.10,000 (excluding the CER adjustment). Banco de Galicia y Buenos Aires S.A. has offered its customers the latter possibility.

The period to participate of the exchange was initially set to expire on October 30, 2002. The expiration date was subsequently postponed up to and including December 12, 2002.

Decree No.1836/02 opened the possibility for financial institutions to acquire the government bonds to be delivered to depositors, in exchange for Secured Loans and other public sector debt instruments held by financial institutions, i-e, those included in art.15 of Decree No.905/02, with the preference there established. The possibility of acquiring the government bonds to be delivered to depositors through advances granted by the Argentine Central Bank secured by the same assets mentioned in the previous sentence was maintained and the possibility of acquiring such bonds in cash was added for those cases were the amount of bonds to be delivered to depositors by a bank exceeds such bank's holdings of assets eligible to be exchanged for bonds or given as collateral of advances.

In  addition  Decree  No.1836/02   allowed   financial   institutions  to  offer
dollar-denominated government bonds maturing in 2006 to depositors having initiated judicial actions pending resolution, to recover their deposits.

Decree No.410/02 provided that deposits made by foreign banks or financial institutions with domestic financial institutions would not be converted into pesos at the Ps.1 to U.S.$1 exchange rate, as established by Decree No.214/02, provided that they be transformed into lines of credit effectively maintained and used for at least four years, in accordance with Argentine Central Bank regulations. In addition, the conversion into pesos did not include those obligations of the public and private sectors to grant sums of money in foreign currency, which are governed by foreign laws.

Other assets and liabilities

Decree No.410/02 established that futures and option contracts, including those recorded in self-regulated markets and the accounts exclusively earmarked for the operations on those markets would not be converted into pesos at the Ps.1 to U.S.$1 exchange rate as established by article 1 of Decree No.214/02. Decree No.410/02 also established that:

a) Fiscal credit certificates issued in U.S. dollars or any other foreign currency within the framework of Decrees No.979/01, No.1005/01 and No.1226/01 and outstanding at February 3, 2002, would be converted into pesos at the exchange rate of Ps.1.40 per U.S.$1 or its equivalent in any other foreign currency.
b) The balances of accounts of financial institution in U.S. dollars or any other currencies at the close of operations at February 1, 2002, which may be computed to comply with legal reserve requirements, except for available currency, would be converted into pesos at the exchange rate of Ps.1.40 per U.S.$1.

Through Decree No.992/02, forward contracts and options entered into under Argentine laws as of January 5, 2002, in which at least one of the parts is a financial institution, were converted into pesos at the rate of Ps.1.40 per U.S.$1.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


Bankruptcy proceedings

On January 30, 2002, Law 25,563 on bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis affecting Argentina, to last until December 10, 2003. Below is a description of some of the measures adopted:

a) Suspension for 180 days as from the effective date of that Law, of all mortgage, pledge and other foreclosures of whatever origin, including those ordered in chapter 11 type of reorganization proceedings ("concursos"), whether they be made extra judicially or in execution of judgment. (art.9 and 16)
b) Suspension for 180 days of the bankruptcy ("quiebra") petitions filed, without prejudice to the possibility of applying the measures envisaged in article 85 of Law 24,522 (prior Bankruptcy Law). (art. 11)
c) Access to credit for individuals and companies in reorganization proceedings, for which the Argentine Central Bank would proceed to regulate the elimination of all restrictions and implement a rediscount line intended for those financial institutions that would provide credit assistance to such individuals and companies. (art.12)
d) Financial institutions governed by Law 21,526 (Financial Institutions Law) and supplementary rules would be granted a 90-day term to restructure their receivables, outstanding as of November 30, 2001, from financial system debtors through an agreement to be reached with each of them. (art. 15)
e) Suspension for 180 days of all precautionary injunctions and prohibition of new ones, affecting property that is necessary for debtors to continue to carry their usual business. All extraordinary acts of disposition of property on the part of debtors would be null and void during the suspension period, unless there is an express agreement by creditors. (art. 16)

On May 15, 2002, Law 25,589 was enacted. Among other things, this Law repealed the articles of Law 25,563 mentioned above and modified certain procedures established by Law 24,522 and Law 25,563. Article 16 provisions were replaced by the suspension for 180 days (subsequently this period was postponed) as from the effective date of this Law of:
- Auctions of real estate property that involve the home of the debtor and/or the goods and/or facilities used by the debtor in its commercial and/or productive activities or for the provision of services, ordered in foreclosure proceedings, in execution of judgments or in extrajudicial executions. Certain debts were excluded such as debts of a food support nature or derived from labor lawsuits;
- The execution of precautionary injunctions ordering the dispossession of property used by commercial, industrial or similar establishments for carrying out their business activities and necessary for them to operate.

Legal actions requesting protection of constitutional guarantees

As a result of the measures adopted by the government, a significant number of complaints have been filed against the national government and/or financial institutions by individuals and legal entities claiming that those measures are in breach of constitutional and other rights. The amounts that banks have had to pay to comply with judicial orders that require that banks pay deposits in their original currency of denomination (or the equivalent in pesos at the free exchange rate) have been significant and currently represent the main source of deposit loss for the financial system.

As of October 31, 2002, court orders received by Banco de Galicia y Buenos Aires S.A. mandating the reimbursement of deposits in their original currency of denomination or at the free exchange rate

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


amounted to Ps.13 million and U.S.$377 million, respectively. At that date, in compliance with court orders requiring the reimbursement of deposits under penalty of search and/or seizure and/or crimes involving illegal retention of deposits and/or contempt, the Bank had paid the amounts of Ps.491 million and U.S.$61 million for the reimbursement of deposits in pesos and foreign currency.

Decree No.214/02, as amended by Decree No.320/02, in turn amended and complemented by the Public Emergency Law and Decree No.676/02 (both of them published in the Official Gazette on April 26, 2002), applicable to all pending lawsuits and precautionary measures pending execution, whatever the date of the related court order may be, issued in judicial proceedings of whatever nature in relation to credits, debts, obligations, deposits or rescheduling of financial debts which may be deemed to be affected by the regulations of Law 25,561 and regulatory and complementary rules, has regulated the method of proceeding in those lawsuits and of admission and execution of provisional remedies that decree, for any reason or title, the material delivery of the pledged assets to the petitioner.

The government has attempted to stop judicial actions from continuing to erode the financial system's deposit base. On April 25, 2002, Law 25,587 was passed by Congress that prevents withdrawals from bank accounts based on legal actions that have not resulted in a final judgement. In addition, on July 23, 2002, Decree No.1316/02 was passed in order to suspend for 120 working days as from the Decree's effective date the execution of judicial orders, whether based on final judgements or not, associated to the recovery of deposits. These measures have restricted but not completely eliminated the reduction in bank deposit bases due to legal actions.

Article 17 of Decree No.1836/02 dated September 16, 2002, allowed financial institutions to offer dollar-denominated government bonds maturing in 2006 for the total or partial settlement of claims of holders of restructured deposits having initiated judicial actions, pending resolution as of the Decree's effective date, to recover their deposits and that might have given place to precautionary measures. The acceptance of the bonds by depositors is voluntary.

As of the date of these financial statements, the Argentine Supreme Court is expected to rule on certain cases that will set up its final position regarding the constitutionality of the conversion of dollar-denominated deposits into pesos and the access restrictions imposed by the government to depositors.

Financial institutions have requested from the government that they be compensated for the losses arising from the payment of deposits pursuant to judicial actions, as explained above, at the free market exchange rate, at values higher than the Ps.1.4 per U.S.$1 established by government regulations for the conversion of bank assets and liabilities into pesos. As of the date of these financial statements, the government has not addressed this issue yet.

Compensation to be granted to financial institutions

For the "asymmetric pesification" and its consequences
------------------------------------------------------
As provided for the Public Emergency Law and Decrees No.214/02, No.320/02, No.410/02, No.471/02, No.704/02, No.905/02 and No.992/02 and complementary ones, and Argentine Central Bank Communiques "A" 3467, 3507, 3561 and 3648 and complementary ones, a significant portion of banks' assets and liabilities denominated in foreign currency, which formed part of banks' net asset positions in foreign currency were converted into pesos at different exchange rates.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


Decree No.214/02 provided for the compensation, through the issuance by the government of a bond to be delivered to financial institutions, of the losses that financial institutions would otherwise suffer as a result of the conversion of bank assets and liabilities into pesos at different exchange rates, the short foreign currency positions that resulted from such conversion and the devaluation of the peso. Decree No.494/02 established a methodology for the calculation of the amount of compensation and established that the government objective in providing such compensation was to cause financial institutions' shareholders' equity to return to the levels prior to the pesification, by compensating:

- the losses caused by the conversion into pesos of a significant portion of their liabilities at the Ps.1.40 per U.S. dollar, greater than the exchange rate of Ps.1 per U.S. dollar established for the conversion into pesos of a significant portion of its dollar-denominated assets. This would be achieved through the issuance and delivery of a peso-denominated Compensatory Bond maturing 2007 (Boden 2007).

- the currency mismatch generated by the compulsory pesification of different portions of financial institutions' assets and liabilities. This would be achieved through the conversion of the originally peso-denominated Compensatory Bond into a dollar-denominated Compensatory Bond and, if necessary, through the subscription of a dollar-denominated Hedge Bond. For this the government established the issuance of dollar-denominated bonds maturing in 2012 (Boden
2012).

On June 1, 2002, the Argentine government passed Decree No.905/02 that replaced the provisions of Decree No.494/02 related to the methodology by which to calculate the amount of compensation to be received by financial institutions. Decree No.905/02 provided that the compensation to which a financial institution was entitled to would be calculated by taking into account the imbalances generated by the government's pesification measures in the balance sheet of such financial institution's headquarters and branches located in Argentina as of December 31, 2001, limiting the provision of compensation on account of imbalances generated in the balance sheets of such institution's foreign branches and subsidiaries and local subsidiaries with complementary activities, exclusively to the effects of the conversion into pesos of such foreign branches' and subsidiaries' investments in Secured Loans. Therefore, the negative impact of the pesification of the private-sector assets of the Bank's foreign branches and subsidiaries (New York and Cayman branches and Galicia Uruguay) and local subsidiaries with complementary activities (mainly Tarjetas Regionales S.A. and Galicia Capital Markets S.A.), subject to Argentine Law, remained excluded from the compensation scope.

The manner in which the Compensatory and Hedge Bonds were determined, which did not consider certain assets and liabilities of foreign branches and subsidiaries and local subsidiaries with complementary activities converted into pesos pursuant to the provisions of Decree No.214/02, not only did not fulfill the objectives of Decrees No.214/02 and No.905/02, being evidently detrimental to the Bank's financial condition, but was also arbitrary since identical economic transactions could be included or excluded from the determination of the compensation depending on whether they were performed directly by the Bank or any of its foreign branches and subsidiaries or local subsidiaries, or depending on whether the counterparty of the transaction recorded abroad pertained to the public or the private sector.

By a letter dated September 16, 2002 sent to the Argentine Ministry of Finance and the Argentine Central Bank, the Bank has, as it had done previously in prior presentations, expressed its objection to the compensation regime. In this letter, the Bank expressly stated that "it does not consent to or admit the validity of any regime that purports to impair the Bank's net worth without providing full compensation for such impairment or consent to or agree with the exclusion from the compensation scope of the assets and li-

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


abilities of any of its branches, subsidiaries or controlled affiliates with complementary activities that constitute a part of the consolidated net worth of the Bank." In the letter, the Bank retained its rights to bring any actions, including any legal action before the federal courts, for any damages and losses caused to it by the aforementioned compensation measures imposed by the Argentine government or by any action or omission attributable to the Argentine government in connection with its infringement of the Bank's right against the inviolability of private property and equal treatment by public authorities.

Argentine Central Bank's Communique "A" 3650 established the regulations necessary to implement the provisions of Decree No.905/02 in connection with the compensation of the negative effects of the conversion into pesos at different exchange rates of financial institutions' assets and liabilities and the resulting foreign currency mismatches left in their balance sheets. Argentine Central Bank's Communique "A" 3654 established July 29, 2002 as the last date on which financial institutions had to inform, to the Argentine Central Bank, the amounts of compensation to which they were entitled to, in accordance with the regulations in force at the moment. Banco Galicia complied with this requirement. However, subsequently, the Argentine Central Bank issued Communique "A" 3716, which modified such regulations and originated a new presentation to the Argentine Central Bank on September 16, 2002. For the Bank, the amount of compensation determined in accordance with the regulations in force at that time amounted to U.S.$787.5 million (Compensatory Bond) and U.S.$618.2 million (Hedge
Bond).

On October 28, 2002, Decree No.2167/02 was issued which modified Article 29 of Decree No.905/02 by incorporating into the calculation of the compensation amounts the private-sector assets and liabilities recorded in foreign branches and subsidiaries which were subject to the pesification provisions of Decree No.214/02 and complementary ones. The Bank estimates that the effect of the incorporation of such assets into the compensation calculation would be to increase the amounts of compensation to which the Bank is entitled by U.S.$230.2 million (Compensatory Bond) and U.S.$660.5 million (Hedge Bond). These amounts do not include the assets held by the Bank's local subsidiaries with complementary activity.

For the "asymmetric indexation" and legal actions related to the payment of deposits
--------------------------------------------------------------------------------
In addition, financial institutions have requested to the government that they be compensated for the losses generated to them by: 1) the payment of deposits pursuant to judicial orders at the free market exchange rate, which was greater than that established by the government for conversion into pesos of included financial institutions' assets and liabilities, and 2) the adjustment for inflation of included assets and liabilities by using different coefficients (CER vs. CVS) ("asymmetric indexation"). As of the date of November 20, 2002, the authorities have not taken any measures to compensate these issues. As previously mentioned, the Bank has presented several letters before the Ministry of Finance and the Argentine Central Bank addressing the need to deal with this situation.

Financial statements' adjustment for inflation

Argentine Central Bank's Communique "A" 3702, Resolution No.240/02 of the Argentine Federation of Professional Councils in Economic Sciences and Resolution No.415/02 from the National Securities Commission established that bank's financial statements for periods ended in 2002 would be restated for inflation by using the Wholesale Price Index (IPIM) published by the National Bureau of Statistics and Census (INDEC).

The reestablishment of the adjustment of financial  statements for inflation has
had  a  significant  adverse  effect  on  financial   institutions'  results  of
operations and those of the Bank. This is a consequence of the

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


fact that, given the conversion into pesos of the different assets held by banks and the changes to their terms and conditions mandated by the government (public sector debt instruments and loans to the private sector, with their principal adjusted by CER or CVS and accruing maximum interest rates as described above), a bank's liquid net worth (monetary assets less monetary liabilities) has been left invested in assets yielding lower rates than the rate of inflation used to recognize in income statements the cost of exposure of such liquid net worth to inflation.

Deferral of the deduction of the exchange difference for income tax purposes

Foreign exchange losses caused by the devaluation of the peso on foreign currency assets and liabilities existing at the date of enactment of the Public Emergency Law and supplemental decrees (January 6, 2002) shall only be deductible from income tax in the proportion of 20% per annum in each of the first five fiscal years ending after the effective date of the Law.


SITUATION OF THE BANK

During 2001, the financial system faced several episodes of systemic deposit runs as a consequence of the Argentine critical economic and political situation. At the end of 2001, in the case of the Bank, the deepening of the economic and political crisis led to a drop in deposits which caused a lack of liquidity, that made it necessary for the Bank to request financial assistance from the Argentine Central Bank. In order to face this situation, the Bank submitted to the Argentine Central Bank the plan described below.

Galicia Liquidity and Capitalization Plan
On March 21, 2002, the Bank submitted to the Argentine Central Bank the "Galicia Capitalization and Liquidity Plan (the "Plan"). The pillars of the Plan were the immediate restoration of the Bank's liquidity through the provision of cash in an amount sufficient to allow the Bank to reimburse a significant portion of its demand deposits without having to request financial assistance from the Argentine Central Bank; and a subsequent significant increase in its capitalization. The Plan also contemplated the undertaking of negotiations with foreign creditors in order to restructure the Bank`s debt with such creditors, the orderly wind down of the Bank's operating units abroad, and the streamlining of the Bank's organization and administrative expenses in order to adapt its operations to a level of activity that is lower than that experienced in the recent past. The Plan included the temporary exemption from compliance with certain technical ratios and the reduction of the charges or fines arising from any non-compliance incurred or to be incurred, before implementing the Plan and during its implementation, pursuant to the provisions of Law 21,526 (Financial Institutions Law). The Plan was approved, by the Board of Directors of the Argentine Central Bank, on May 3, 2002, through its Resolution No.281.

Liquidity
Initially the improvement in the Bank's liquidity was a result of:

- The securitization (and/or sale) of the Bank's mortgage and commercial loan portfolio for a total amount of Ps.400 million, through the transfer of loans to, or the creation of trusts subscribed by, domestic financial institutions during April 2002.

- A loan from the Deposit Insurance Fund ("Fondo de Garantia de los Depositos") for the U.S. dollar amount equivalent to Ps.200 million at the exchange rate prevailing on the day prior to that of the dis-

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


bursement (U.S.$64.5 million), with a five-year term and an interest rate equal to the 180-day LIBOR rate plus 300 basis points.

- A loan from the Fiduciary Fund for the Assistance to Financial Institutions and Insurance Companies ("Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros") for the U.S. dollar amount equivalent to Ps.100 million at the exchange rate prevailing on the day prior to that of the disbursement (U.S.$32.3 million), with a three-year term and an interest rate equivalent to the 180-day LIBOR plus 400 basis points, with a floor of 8.07%.

In addition, a Ps.574 million loan from the Bank Liquidity Fund ("Fondo de Liquidez Bancaria") was restructured by extending its maturity to three years. This loan was canceled after the implementation of the Plan, by means of an advance from the Argentine Central Bank.

After the above mentioned initial infusion of cash, and in the context of the renegotiation of its external debt, between the implementation of the Plan and the date of these financial statements, the Bank has not required any financial assistance from the Argentine Central Bank.

New York Branch and representative offices abroad
The redefinition of the Bank's operating units abroad included the "New York Branch Restructuring Plan", which was submitted to the U.S. Treasury's Office of the Comptroller of the Currency ("OCC") on March 22, 2002. This plan contemplated the voluntary and orderly wind down of the New York Branch affairs and its ultimate closing, after: 1) the payment of the New York Branch's small deposits; 2) the restructuring of its third party liabilities (a restructuring that offered, among others, at the creditors' election, a less than par-for-par alternativeand included the exchange of the New York Branch's existing notes (two issuances of U.S.$100 million each) for new notes (negotiable obligations) issued by the Head Office in Argentina and cash; and 3) the transfer to the Head Office in Argentina of the restructured debt. As of March 31, 2002, the New York Branch had third party liabilities totaling approximately U.S.$331 million, of which approximately U.S.$311 million were restructured during the months of June and July 2002. Approximately 98% in aggregate outstanding principal amount of the New York Branch existing notes were validly tendered and exchanged for the new notes issued by the Head Office in two simultaneous exchange offers. The New York Branch is currently being wound down and the Bank's representative offices in Sao Paulo (Brazil) and London (UK) have already been closed.

Capitalization
The Plan contemplates an increase in the Bank's capitalization, within the framework of the restructuring of the Bank's debt with foreign creditors. The Plan considers the addition of basic and/or complementary capital through the subscription by foreign creditors of ordinary shares or subordinated debt, whether or not convertible into ordinary shares, at the option of the participants. Capitalization can take place also as a result of debt forgiveness, as occurred in the restructuring of the New York Branch liabilities. As a result of such restructuring, the Bank's shareholders' equity increased by approximately US$43 million.

Restructuring of the Head Office and the Cayman Branch debt
On June 12, 2002, the Bank announced the restructuring of all of the debt with foreign creditors of the Bank's Head Office in Argentina, which includes U.S.$200 million in principal amount of negotiable obligations maturing in 2003. At the same time, the Bank announced that it had hired an international investment bank as advisor in the process.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


With respect to the restructuring of the Head Office's and the Cayman Branch's foreign debt, the Bank has formally began negotiations with a steering committee that was recently established by the Bank's largest creditors. The Bank is currently progressing in the restructuring process and the definition of a repayment proposal.

The restructuring of the Bank's external debt is a complex process due to the amount, number of creditors and variety of debt instruments involved. In addition, the process is complicated by the uncertainty prevailing in Argentina in the political, economic and regulatory fields. This uncertainty has been especially detrimental for the financial system, that was particularly affected by the economic policy of the current administration.

Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd.
Galicia Uruguay
---------------
The developments in Argentina, and most importantly the establishment of access restrictions to deposits in December 2001, resulted in the deterioration of the public's confidence in Argentine banks and impacted negatively on depositors' confidence in Galicia Uruguay, prompting a massive run on Galicia Uruguay's deposits beginning in mid-December 2001.

On February 6, 2002, Galicia Uruguay submitted a letter to the Central Bank of Uruguay in order to i) communicate its situation of temporary lack of liquidity, which prevented it from continuing to face the withdrawal of deposits; ii) request financial assistance in order to preserve its ability to reimburse all of its deposits in an orderly manner and face the withdrawals, substantially caused by the developments that had occurred in Argentina; or iii) request from that entity the authorization to temporarily suspend its activities.

On February 13, 2002, the Central Bank of Uruguay resolved to appoint an intervenor to oversee Galicia Uruguay's management and authorized the total suspension of its activities for a 90-day period, which was extended subsequently for an additional 60-day period. On June 10, 2002, Galicia Uruguay submitted to the Central Bank of Uruguay a proposal to restructure its liabilities. The proposal consisted of an initial cash payment in dollars equivalent to 3% of the credit balance of each creditor and, for the remaining balances and, at the creditors election, a time deposit or negotiable obligations issued by Galicia Uruguay, both maturing on September 2011, with principal amortization in nine annual installments (the first two for the 15% of the remaining balance and the following ones for 10% of such balance) and a 2% annual interest rate. On June 18, 2002, the Central Bank of Uruguay informed the Bank that it would not oppose any restructuring solution that the Bank would agree with Galicia Uruguay's depositors, subject to the proposal being accepted by at least 75% of the depositors. This percentage coincides with the minimum required by the Uruguayan Law to validate an extrajudicial agreement. On June 20, 2002, the Bank informed the Central Bank of Uruguay that it was offering a pledge of Galicia Uruguay's commercial loan portfolio as guarantee of the restructuring proposal presented on June 10, 2002.

The proposal was accepted by 7,067 account holders representing more than U.S.$930 million in deposits over a total of U.S.$1,176 million held in 12,271 accounts. Measured in terms of balances, this represents a percentage of acceptance of more than 79%.

On August 26, 2002, the Judge in charge of the Court of Montevideo that oversees the case, accepted the steps taken by Galicia Uruguay in reaching an extrajudicial agreement and granted it a provisional moratorium that will extend until the end of the process. In addition, the Central Bank of Uruguay was desig-

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


nated by the above mentioned Court to verify that the legal majority has been obtained in the agreement. Such verification was satisfactorily concluded. As of the date of these financial statements, and in accordance with the provisions of Uruguayan Law, Galicia Uruguay has made public the restructuring proposal that serves as the basis of the agreement, while the process to obtain the Court's approval is in progress.

Banco Galicia (Cayman) Ltd.
---------------------------
Galicia Uruguay's situation has affected its subsidiary Banco Galicia (Cayman) Ltd. As a consequence, on July 19, 2002, at the request of said subsidiary, the Cayman Islands authorities have designated a provisional liquidator in order to allow a voluntary debt restructuring agreement to be reached between this subsidiary and its creditors. The restructuring of the liabilities of Banco Galicia (Cayman) Ltd., is currently in progress. This subsidiary will present, in due time, to the relevant authorities the proposal to be made to creditors. This proposal can only be made once the agreement with the creditors of Galicia Uruguay is closed.

Impact of Decree No.214/02 and complementary ones
-------------------------------------------------
The devaluation in Argentina and the "asymmetric pesification" of a portion of Galicia Uruguay's loans that were denominated in U.S. dollars but subject to Argentine Law, materially and adversely affected Galicia Uruguay's financial condition. As mentioned, this impairment was caused by the fact that Decree No.905/02 excluded from the calculation of the amounts of Compensatory and Hedge Bonds to which the Bank would be entitled the private-sector pesified assets held by the Bank's controlled companies with complementary activities and its foreign branches and subsidiaries. Decree No.2176/02 complemented the compensation calculation, by including in such calculation the private-sector assets held by foreign branches and subsidiaries. (See "Main changes in the financial system's regulatory environment and the impact on the Bank - Compensation to be granted to financial institutions").

In this context, the Bank has entered into an agreement with Galicia Uruguay whereby the Bank has agreed to take such necessary action in order to, in certain circumstances and with the prior consent of the Argentine Central Bank, make contributions to Galicia Uruguay that may be required to permit Galicia Uruguay to repay all of its restructured deposits. Such agreement was subsequently amended by both parties to clarify that the direct and indirect legal effects resulting from the representations and obligations set forth in such agreement and the enforceability of the rights assumed thereunder are subject to the prior restoration of the economic condition of the Bank and the repayment in full of any financial assistance provided by the Argentine Central Bank to the Bank. These foregoing circumstances are mentioned in Article 52 of Resolution No.281 of the Argentine Central Bank. In addition, as a result of the intervention by the Uruguayan Central Bank of Galicia Uruguay, audited financial statements prepared in accordance with Argentine accounting rules are not available for Galicia Uruguay.

For the foregoing reasons and in complying with the Plan, the Bank decided in 2002 to fully provision its investment in Galicia Uruguay and its subsidiary Banco Galicia (Cayman) Ltd. for the amounts recorded in its books as of December 31, 2001. Likewise, and for as long as the above mentioned circumstances remain, the Bank deemed it appropriate to discontinue the valuation of these subsidiaries in accordance with the equity method and the consolidation of both subsidiaries' financial statements with those of the Bank. Within the context described, it is the Bank's intention to continue the operations of its Uruguayan subsidiary.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


2.   Significant Accounting Policies

The accounting policies and financial statements presentation conform to the rules of the Central Bank of the Republic of Argentina (the "Argentine Central Bank") which prescribes the generally accepted accounting principles for all banks in Argentina (the "Argentine Banking GAAP") and generally conform to the generally accepted accounting principles of Argentina applicable to enterprises in general ("Argentine GAAP").

Certain of the required disclosures of the Argentine Central Bank have not been presented herein since they are not material to the accompanying financial statements. In addition, certain presentations and disclosures including the statement of cash flows have been included in the accompanying financial statements to comply with the Securities and Exchange Commission's regulations for foreign registrants. The Consolidated financial statements of Banco de Galicia y Buenos Aires S.A. as of December 31, 2001 have been adapted to the same period of time of Grupo Financiero Galicia S.A.'s financial statements.

The following is a summary of significant policies followed in the preparation of the consolidated financial statements:

2.1  Foreign Currency

Assets and liabilities denominated in foreign currency are translated at the applicable selling rate of exchange at the balance sheet dates.
The valuation criterion followed for the fiscal year ended December 31, 2001 was that established by General Resolution No. 392/2002 of the National Securities Commission (CNV) and Argentine Central Bank Communique "A" 3439. In the case of the U.S. dollar, the rate of exchange applied is Ps.1=U.S.$1, in line with the Convertibility Law 23,938 in force at the closing date.

2.2  Government and Corporate Securities

Government securities mainly represent obligations of the Argentine and U.S. governments. Corporate securities included in this caption consist of quoted corporate equity securities and quoted debt securities. Corporate equity and debt securities are considered as held for trading purposes.

Realized and unrealized gains and losses on sales and interest income on government and corporate securities are included as "Net income from government and corporate securities" in the accompanying income statements.

Valuation of Government Securities under Argentine Banking GAAP

Through its Communique "A" 2266 of November 1994, the Argentine Central Bank established the categories in which banks would be able to classify Argentine government securities listed on local or foreign capital markets. The categories established by the Argentine Central Bank were the following: "investment account", "available for sale" and "held for trading". The same Communique established the accounting valuation for the securities in each of these categories.

Argentine government securities held by a bank in investment accounts had to be held for at least one year and the bank had to have at all times third party funding (such as debt securities, deposits, or lines of credits denominated in local or foreign currency) of an equal amount and duration, with certain exceptions,

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


to those of securities held in investment accounts. The Argentine Central Bank rule also required that such government securities and third party funding be matched on a currency and interest rate (either floating or fixed) basis. In accordance with this rule, investment account securities had to be valued at their acquisition cost increased by accruing their internal rate of return over the period elapsed since the date of inclusion of the securities in the investment account category.

Argentine government securities classified by a bank as available for sale had to be held for at least three months and had to be valued at their market price. Any difference between such securities period-end market price and amortized cost, had to be accounted for in a separate account within shareholders' equity.

Government securities held by a bank and not classified in either of the two previous categories had to be classified as held for trading. These securities had to be marked to market, and any difference between book value and their market price and the end of each month had to be accounted for in bank's income statement.

Effective March 1, 1999, and through its Communiques "A" 2793, "A" 2859, and "A" 2898, the Argentine Central Bank:

o    eliminated the  available-for-sale  category.  As a consequence,  beginning
     March 1, 1999, banks could only classify their securities either as investment account or held-for-trading securities.

o established that, with the elimination of the available-for-sale category, the balance of a bank's shareholders' equity account "Unrealized Valuation Difference" as of February 28, 1999, had to be reclassified under the shareholders' equity account "Retained Earnings".

o eliminated the limits to the time an investment portfolio had to be kept and the requirement of matching funding characteristics.

These rules did not modify the accounting for either investment account or held-for-trading securities.

Through   Communiques  "A"  3021  and  "A"  3039,  the  Argentine  Central  Bank
established that, effective March 1, 2000,

o Investment account securities had to be valued at their acquisition cost increased at the end of each service period by the corresponding coupon rate.

o The book value of a security classified as investment account had to be adjusted to its market value if the market value of such security was less than 20% of its book value. The difference between the book value and the market value of the security increased by 20%, had to be charged to income. The Argentine Central Bank established the temporary suspension of this adjustment until December 31, 2001.

On June 1, 2001, following the public offer made by the Republic of Argentina to holders of various series of its outstanding bonds to exchange them for new issues, the Bank exchanged eligible Argentine government securities and debt instruments ("Pagare a Tasa Variable", booked under loans) for new issues of identical or ones with higher book value.

The Bank has taken part with government securities held in investment accounts in the debt exchange transaction carried out by the National Government in line with Decree No.648/01 published on May 17,

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


2001, and received Argentine Global External Bonds with a face value of Ps.915,912 maturing in 2008 in exchange for them. The Company accounted for the new bonds at the carry-over basis of the bonds exchanged.

Secured loans

Within the framework of Decree No.1387/01, the Bank has participated, on November 6, 2001, in the exchange of Argentine public-sector debt securities and loans, under the Promissory Note/Bond program, for new loans called Secured Loans. The main differences between the instruments received and those exchanged consisted of an extension of the amortization term which was 3 years for securities originally maturing up to December 31, 2010 and a reduction of the interest rate, which was set at 70% of the contractual rate, with a maximum rate of 7% per annum for fixed-rate transactions and a Libor rate plus 3% for floating rate loans. As established by article 20 of the above mentioned decree, the conversion was made at the nominal value, at a rate of exchange of Ps.1=U.S.$1 and in the same currency as that of the converted obligation.

The Argentine Central Bank provided that the gain arising from the difference between the carrying value of the Secured Loans and the book value of the securities exchanged must be recorded in an asset adjustment account and credited to income on a monthly basis, in proportion to the term of each of the Secured Loans received.

2.3  Interest Income (Expense) Recognition

Generally, interest income is recognized on an accrual basis using the linear (effective interest) method. For loans and deposits denominated in Pesos, with maturities greater than 92 days, interest is recognized on a compounded basis, which provides for an increasing effective rate over the life of the loan or deposit.

As of January 1, 1997, the Bank began offering time deposits to its customers where the interest paid is a product of two components:

o A fixed return where the interest expense is recognized under the effective interest method.

o A variable return, which is indexed, linked. For this component the interest expense is recognized in accordance with the variation in the underlying index.

The Bank suspends the accrual of interest generally when the related loan is past due and the collection of interest and principal is in doubt. The suspension of interest corresponds to the loans classified as "with problems" and "defective fulfillment", or below under the Argentine Central Bank's classification rules. Accrued interest remains on the Bank's books and is considered to be part of the loan balance when determining the allowance for loan losses. Interest is recognized on a cash basis after reducing the balance of accrued interest, if applicable.

2.4  Foreign Exchange and Securities Activities

The Bank enters into forward contracts to buy or sell currencies or securities at future dates. A receivable and a payable are reflected at the time of the agreement, which reflect the amounts of cash and currencies or securities to be exchanged at the closing date. The difference between the value of the

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


receivable and payable at the original transaction date (premium) is deferred and amortized over the contract life.

The Bank enters into purchases and sales of government securities under agreements to resell or repurchase.

For investments sold under agreements to repurchase, the Bank records the sale of the securities and the amounts of cash and securities to be paid and received, respectively, at the initial transaction date. The premiums paid are deferred and amortized over the contract life.

For investments purchased under agreements to resell, the Bank records the purchase of the securities and the amounts of securities and cash to be paid and received, respectively, at the initial transaction date. The premiums received are deferred and amortized over the contract life.

The Bank purchases and sells foreign currencies on behalf of its customers, which will settle the next day. An asset or liability is reflected for the amounts due from or to the customer and a corresponding asset or liability is reflected for the currency to be exchanged.

The Bank's receivables or payables representing the future receipt or delivery of currencies or securities are adjusted to reflect the current market prices of such currencies or securities except for government securities under repurchase agreements that are designated by the Bank as investment securities.

2.5  Allowance for Loan Losses

The Bank provides for estimated future possible losses on loans and the related accrued interest generally through the establishment of an allowance for loan losses. The allowance charged to expenses is determined by management based upon loan classifications, actual loss experience, current and expected economic conditions delinquency aging, and an evaluation of potential losses in the current loan portfolio with specific attention to loans where any evidence that may negatively affect the Bank's ability to recover the loan and accrued interest is known.

Considering the economic measures that have had a significant impact on the economic and financial situation of the Bank's customers, additional allowances for Ps. 39,076 were established.

Argentine Central Bank Communique "A" 3418 resolved to extend for additional 31 days the length of time a borrower can be past due for borrowers in the normal and potential risk/inadequate performance categories. This additional term applied only to December 2001 classification.

2.6  Investments in Other Companies

Investments in Other Companies include equity investments in companies where a minority interest is held, including investments in infrastructure companies and utilities. Under Argentine Banking GAAP, the equity method is used to account for investments where a significant influence in the corporate decision making process exists. Significant influence is considered to be present in one of the following situations:

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


o Ownership of a portion of a related company's capital granting the voting power necessary to influence the approval of such company's financial statements and profits distribution.

o Representation in the related company's Board of Directors or corporate governance body.

o    Participation in the definition of the related company's policies.

o Existence of significant transactions between the company holding the interest and the related company (for example, when the former is the latter's only supplier or by far its most important client).

o    Interchange of senior officers among companies.

o    Technical dependence of one of the companies on the other.

Permanent equity investments in companies where corporate decision are not influenced, in terms of the criteria listed above, are accounted for at the lower of cost or share of net book value of the investee.

2.7  Fixed Assets and Miscellaneous Assets

Fixed assets and miscellaneous assets are stated at cost. Depreciation of those properties, which were subject to the technical revaluation, is reflected in the statements of income.

The depreciation of fixed assets and miscellaneous assets is calculated, where appropriate, based on the revalued amounts of such assets using the straight-line method at rates based on the estimated useful lives of the related assets. The estimated useful lives are 50 years for properties, 10 years for furniture and fixtures and 5 years for others. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

The cost of maintenance and repairs is charged to income. The cost of significant renewals and improvements is added to the carrying amount of the respective fixed assets. The carrying amounts and accumulated depreciation allowances for assets sold or retired are eliminated from the respective accounts and gains or losses realized on disposition are reflected in the statements of income.

2.8  Intangible Assets

Intangible assets are stated at cost and are amortized on a straight-line basis over 120 months for goodwill and over a maximum of 60 months for organization and development costs. Organization and development costs, in accordance with Argentine Central Bank rules, include compensation and severance payments to personnel affected by a restructuring.

Under Argentine Banking GAAP, goodwill is no longer recognized as an asset when it is estimated that amounts of future income will not be sufficient to absorb the amortization of goodwill or when there are other reasons to presume that the amount of an investment that has been made will not be recovered in full.

2.9   Income Tax

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


Argentine Central Bank regulations require income taxes to be recognized on the basis of amounts due in accordance with Argentine tax regulations.

2.10 Statement of Cash Flows

For purposes of reporting cash flows, "Cash and cash equivalents" include "Cash and due from banks". The statement of cash flow was prepared using Argentine Banking GAAP measurement methods and U.S. GAAP presentation. Securities classified as investment securities under Argentine Banking GAAP have been classified as available-for-sale securities under U.S. GAAP presentation.

2.11 Reclassifications

Certain balances from prior years have been reclassified to conform to the current year presentation.

2.12 Derivative financial instruments

The Bank uses a variety of derivative financial instruments, including forward contracts, options and interest rate futures as part of its overall risk management strategy and for trading purposes.

Forward Contracts

The Bank uses forward contracts in foreign exchange, government securities and private securities in order to adjust its exposure to interest rate and exchange rate risk arising from its trading activities. At the transaction date the Bank recognizes a receivable or payable for the value of the cash and the foreign currencies or securities to be exchanged. The difference between this value of the receivable and payable at the transaction date and the value at which the asset and liability will be settled in accordance with the forward contract is deferred and amortized over the period of the contract. Subsequent fluctuations in the market value of the cash and the foreign currencies or securities to be exchanged are reflected in the income statement.

Option Contracts

Through December 31, 2000 the Bank had certain option contracts to hedge its exposure to interest payments that are linked to other financial asset's prices. The Bank attempts to synthetically create a long position in such financial assets by purchasing a call option with a strike price equivalent to the price of the financial asset at the date the index-linked deposit instrument is entered into. Simultaneously, a call option is written with a strike price equivalent to the maximum price of the financial asset for which interest may be calculated.

The life of the options is matched to the term of the time deposits. The Bank accounts for these instruments by offsetting the gain on the options against the variable expense incurred on the time deposits. The premiums paid and collected are amortized over the life of the option contracts. In this way the interest expense recorded by the Bank on the time deposits is equal to the fixed component of the time deposits plus (or minus) the difference in the caption premiums paid and collected.


3.    Restricted Assets

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


In accordance with Argentine Central Bank regulations, the Bank is required to maintain average monthly assets (for example, remunerated cash-balances in accounts with foreign correspondents, government securities purchased under agreements to resell with the Argentine Central Bank and Argentine Central Bank Liquidity Bills).

The required daily averages calculated on a monthly basis for the month ending on each balance sheet date were as follows:

                                                                       Grupo Galicia                 Banco Galicia
                                                            -------------------------------------  ------------------
                                                                        December 31,                    June 30,
                                                            -------------------------------------  ------------------
                                                                2001 (1)             2000                 2000
                                                            ------------------ ------------------  ------------------

Peso balances.............................................  Ps.         -        Ps.    521,217     Ps.      568,827
Foreign currency balances.................................              -             1,432,525            1,286,639

(1) The Argentine Central Bank determined that the minimum liquidity and reserve requirement balances would be computed on a quarterly  basis  beginning in January  2002.  Under these new  regulations  there is no minimum liquidity requirement at December 31, 2001.



Certain of the Bank's other assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:


                                                                       Grupo Galicia                 Banco Galicia
                                                            -------------------------------------  ------------------
                                                                        December 31,                   June 30,
                                                            -------------------------------------  ------------------
                                                                  2001               2000                2000
                                                            ------------------  -----------------  ------------------

Funds and securities pledged under various arrangements..   Ps.       403,549    Ps.     227,918   Ps.       254,440
Loans pledged under borrowing arrangements related to
   Equity investments in other companies (1)..............             27,556             15,226              15,297
   Deposits in the Argentine Central Bank, frozen under
   Argentine Central Bank regulations.....................              1,757                962                 992
   New York Branch (funds, government securities and
   Certificates of deposit)...............................             29,056             28,809              29,262
   Loans granted as collateral............................          4,820,391              1,505               4,355
                                                            ------------------  -----------------  ------------------
Total.....................................................  Ps.     5,282,309    Ps.     274,420   Ps.       304,346

(1) The Bank has  granted  a senior  pledge  on all its  shares  in  Correo  Argentino  S.A.,  in favor of the
International Finance Corporation,  the Inter American Development Bank and a syndicate of local institutions, as collateral for financing  granted to that company.  The Argentine  Central Bank through  Resolution  No.408 dated September 9, 1999  authorized  this  transaction.  According to the contract  signed,  in the event of a deficit in funds,  the Bank and the majority  shareholder of Correo  Argentino S.A.  should hold the financial creditors  harmless  from any  non-compliance  as a result of such  deficit.  Under the terms of the contract,
Correo Argentino S.A. should inform the Bank and Socma Americana S.A. of the existence of any deficit.  At the date of these financial statements, the Bank had not been notified of any requirement in this connection.


As a shareholder of the concessionaires of the water supply services, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., Banco de Galicia y Buenos Aires S.A. and

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


the other shareholders have committed to provide financial support to those companies if they were unable to fulfill the commitments they have undertaken with international financial bodies. At the date of these financial statements, the Bank had not been notified of any requirement in this connection. At December 31, 2001, management estimates that the maximum amounts of assistance that may be required amounted to approximately Ps. 55,000.


4.   Interest-Bearing Deposits with Other Banks

At December 31, 2001, December 31, 2000 and June 30, 2000 the overnight foreign bank interest-bearing deposits are included in loans and amounted to Ps. 170,918, Ps. 360,465 and Ps. 487,315, respectively.


5.   Government and Corporate Securities

The government and corporate securities classification set forth below was determined in accordance with Argentine Banking GAAP. After March 1, 1999, there are no limits to the time an investment must be held and the matched funding requirement was eliminated.

For investments to be classified as available-for-sale, they had to be held for at least three months. The available-for-sale category was eliminated by the Argentine Central Bank effective March 1, 1999.

Securities classified as investment securities under Argentine Banking GAAP were classified as available-for-sale securities under U.S. GAAP. See Note 39 to the Consolidated Financial Statements.

Government and corporate securities held by the Bank consist of the following at the respective balance sheet dates:

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)



                                                                      Grupo Galicia                   Banco Galicia
                                                          ---------------------------------------   ------------------
                                                                       December 31,                     June 30,
                                                          ---------------------------------------
                                                                 2001                2000                 2000
                                                          ------------------- -------------------   ------------------

Government Securities
Quoted:
Carried at market value
Held for trading purposes:
   Brady Bonds........................................    Ps.              -   Ps.         2,431    Ps.         2,915
   Government Bonds...................................                   143               3,692                7,405
   Argentine Treasury Bonds...........................                 5,008              19,296              254,711
   U.S. Government Bonds..............................                49,024              25,791               24,630
   Others.............................................                 4,363              21,023               22,263
                                                          -------------------  ------------------   ------------------
Total trading securities..............................    Ps.         58,538   Ps.        72,233    Ps.       311,924
                                                          -------------------  ------------------   ------------------
Carried at amortized cost
Held for investment purposes
   Government Bonds...................................                     -                   -               64,553
   Argentine Treasury Bonds...........................                     -               4,581               34,216
                                                          -------------------  ------------------   ------------------
Total investment securities...........................    Ps.              -   Ps.         4,581    Ps.        98,769
                                                          -------------------  ------------------   ------------------
Unquoted
   Fiscal Credit Certificate (*)                                      53,006                   -                    -
   Others.............................................                12,587                 545                  624
   Less: Reserve for market valuation.................                 (116)               (116)                (116)
                                                          -------------------  ------------------   ------------------
Total government securities...........................    Ps.        124,015   Ps.        77,243    Ps.       411,201
                                                          ===================  ==================   ==================
Corporate Securities
     Corporate shares ................................                     9                   -                    -
     Negotiable obligations (quoted)..................                 5,385               5,959                7,353
     Others...........................................                   500                  13                  681
                                                          -------------------  ------------------   ------------------
Total government and corporate securities.............    Ps.        129,909   Ps.        83,215    Ps.       419,235
                                                          ===================  ==================   ==================

(*) Government securities collateralized by future tax payments.


6.   Loans

The lending activities of the Bank consist of the following:

Loans to the non-financial public sector: represent loans to the federal and provincial governments of Argentina.

Loans to the financial sector: represent loans to banks and financial entities.

Loans to the non-financial private sector and residents abroad: include the following types of lending:

     Overdrafts  -  short-term   obligations   drawn  on  by  customers  through
     overdrafts.   Also,  prefinancing  of  exporters  and  other  customers  in connection with documents evidencing the future receipt of cash.

     Notes - endorsed promissory notes, discounted and purchased bills and factored loans.

     Mortgage   loans  -  loans  to   purchase   or  improve   real  estate  and
     collateralized by such real estate or commercial loans secured by real estate.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


     Pledge loans - loans where collateral is pledged as an integral part of the loan document.

     Credit card loans - loans to credit cards holders.

     Consumer loans - loans to individuals.

     Others - includes mainly placements in foreign banks - short-term deposits in foreign banks.

Under Argentine Banking GAAP, the Bank must disclose the composition of the loan portfolio by non-financial public sector, financial sector and non-financial private sector and residents abroad. Additionally, the type of guarantee on non-financial private sector loans, which corresponds to the type of collateral, pledged on the loans (preferred guarantees related to a recorded right of first lien), is also required to be disclosed. The classification of the loan portfolio in this regard is as follows:


                                                                      Grupo Galicia                   Banco Galicia
                                                          ---------------------------------------   ------------------
                                                                       December 31,                     June 30,
                                                          ---------------------------------------
                                                                 2001                2000                 2000
                                                          ------------------- -------------------   ------------------

Non-financial public sector............................   Ps.      3,974,437  Ps.      2,615,335    Ps.     2,503,694
Financial sector (Argentine) ..........................               86,607             508,924              361,223
Non-financial private sector and residents abroad
With preferred guarantees..............................            2,078,263           2,036,541            1,861,665
With other guarantees..................................              766,922             981,515              894,708
Unsecured..............................................            2,695,685           3,369,620            3,967,281
                                                          ------------------- -------------------   ------------------
                                                                   5,540,870           6,387,676            6,723,654
                                                          ------------------- -------------------   ------------------
Provision for loan losses (see Note 7) ................            (476,651)           (270,495)            (261,799)
                                                          ------------------- -------------------   ------------------
Total...................................................  Ps.      9,125,263  Ps.      9,241,440    Ps.     9,326,772
                                                          =================== ===================   ==================

The Bank also records its loan portfolio by industry segment. The following industry segments comprised the most significant loan concentrations at December 31, 2001, 2000 and June 30, 2000, respectively:

                                                                      Grupo Galicia                   Banco Galicia
                                                          ---------------------------------------   ------------------
                                                                       December 31,                     June 30,
                                                          ---------------------------------------   ------------------
                                                                 2001                2000                 2000
                                                          ------------------- -------------------   ------------------

Financial services industry............................            3.11 %              9.62  %              9.38 %
Public sector..........................................           41.39 %             27.49  %             26.11 %
Agriculture and livestock..............................            6.48 %              7.29  %              7.01 %
Consumer...............................................           21.11 %             22.17  %             19.49 %


During fiscal years 2000 and 1999, the Bank granted loans to the Bank's related parties including related officers and companies. Total loans outstanding to these persons at June 30, 2000 and 1999 amounted to Ps. 65,388 and Ps. 48,197, respectively. The change from June 30, 1999 to June 30, 2000 reflects payments amounting to Ps. 85,253 and advances of Ps. 102,444.

As of December 31, 2000 the loans outstanding to these persons amounted Ps. 69,523 and the charge from June 30, 2000 to December 31, 2000 reflects payments amounting to Ps. 111,211 and advances of Ps. 115,346.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


The total loans outstandings at December 31, 2001 amounted Ps. 106,337, and the change from December 31, 2000 to December 31, 2001 reflects payments amounting to Ps. 212,256 and advances 249,070.

Such loans were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and, in management's opinion, represent normal credit risk.


7.   Allowance for Loan Losses

The activity in the allowance for loan losses for the fiscal year ended December 31, 2001, for the six-month period ended December 31, 2000 and for the two fiscal years ended June 30, 2000 and 1999 is as follows:


                                                           Grupo Galicia                       Banco Galicia
                                                 ----------------------------------   --------------------------------
                                                                     Six-month
                                                   Year ended       period ended
                                                   December 31,     December 31,           Years ended June 30,
                                                 ----------------------------------   --------------------------------
                                                         2001              2000             2000             1999
                                                 ----------------- ----------------   -------------- -----------------

Balance at beginning of year...................  Ps.      270,495  Ps.     261,799    Ps.   268,284  Ps.      217,015
Allowance of acquired companies................                 -                -                -            30,437
Allowance charged to income....................           418,436          115,240          240,776           204,423
Prior allowances reversed......................             (916)          (1,330)          (1,550)             (127)
Loans charged off..............................         (211,364)        (105,214)        (245,711)         (183,464)
                                                 ----------------- ----------------   -------------- -----------------
Balance at end of the period/year..............  Ps.      476,651  Ps.     270,495    Ps.   261,799  Ps.      268,284
                                                 ================= ================   ============== =================

Certain loans, principally small loans, are charged directly to income and are not reflected in the activity in the allowance for loan losses. The "Loan loss provision" in the accompanying income statements includes:


                                                           Grupo Galicia                       Banco Galicia
                                                 ----------------------------------   --------------------------------
                                                                    Six-month
                                                   Year ended      period ended
                                                   December 31,    December 31,               Years ended June 30,
                                                 ----------------------------------   --------------------------------
                                                       2001              2000             2000             1999
                                                 ----------------- ----------------   -------------- -----------------

Provisions charged to income...................  Ps.      418,436  Ps.     115,240    Ps.   240,776  Ps.      204,423
Direct charge-off..............................            19,130            7,470            7,879            10,661
Other receivables losses.......................            19,800              873              771               925
Financial leases...............................               329               98               40                29
                                                 ----------------- ----------------   -------------- -----------------
                                                 Ps.      457,695  Ps.     123,681    Ps.   249,466  Ps.      216,038
                                                 ================= ================   ============== =================

The Bank has entered into certain troubled debt restructuring agreements with customers. The Bank eliminates any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses. Loans under such agreements amounted to Ps. 21,615, Ps. 22,503, Ps. 22,994 and Ps. 29,653 at December 31, 2001, 2000,
June 30, 2000 and 1999, respectively.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


8.   Other Receivables Resulting from Financial Brokerage

The composition of other receivables from financial brokerage, by type of guarantee, is as follows:

                                                                        Grupo Galicia                Banco Galicia
                                                              -----------------------------------   -----------------
                                                                         December 31,                   June 30,
                                                              -----------------------------------   -----------------
                                                                    2001              2000                2000
                                                              -----------------  ----------------   -----------------

Preferred guarantees, including deposits with the Argentine
Central Bank...............................................   Ps.       64,282   Ps.   2,717,174    Ps.    2,163,091
Other guarantees...........................................              7,393            11,838                 507
Unsecured..................................................          1,675,422         3,140,488           2,683,088
Less:  Allowance for doubtful accounts.....................            (7,463)          (10,413)            (16,542)
                                                              -----------------  ----------------   -----------------
                                                              Ps.    1,739,634   Ps.   5,859,087    Ps.    4,830,144
                                                              =================  ================   =================

The Bank enters into forward transactions in foreign currencies. The assets and corresponding liabilities related to forward transactions in foreign currencies are as follows:

                                                                         Grupo Galicia               Banco Galicia
                                                               ----------------------------------   -----------------
                                                                         December 31,                   June 30,
                                                               ----------------------------------   -----------------
                                                                    2001              2000                2000
                                                               ------------------------------------------------------

Forward foreign exchange purchases:
  Forward purchases of foreign exchange.....................   Ps.         343   Ps.      90,105     Ps.      49,619
  Creditors for forward purchases of foreign exchange (*)...               333            90,166              49,342
Forward foreign exchange sales:
  Forward sales of foreign exchange.........................           169,758         1,023,852             959,068
  Debtors for forward sales of foreign exchange (*).........           169,749         1,023,914             958,813

(*) Forward  price of  currency  contracts  net of  premiums  deferred at end of period.

The breakdown of the caption "others" included in the balance sheet is as follows:

                                                                         Grupo Galicia               Banco Galicia
                                                               ----------------------------------   -----------------
                                                                         December 31,                   June 30,
                                                               ----------------------------------   -----------------
                                                                    2001              2000                2000
                                                               ----------------  ----------------   -----------------

  Mutual funds..............................................   Ps.       9,935   Ps.      16,832    Ps.       16,203
  Financial trust participation certificates (See note 34)..           560,677           486,556              58,800
  Unearned premiums for repo transactions...................             9,023            37,111              47,485
  Structured notes..........................................                 -           449,499             459,004
  Accrued commissions.......................................            15,735             7,117              10,751
  Margin....................................................                 -             3,655               3,559
  Others....................................................           109,948            72,570              52,390
                                                               ----------------  ----------------   -----------------
                                                               Ps.     705,318   Ps.   1,073,340    Ps.      648,192


9.   Equity Investments in other Companies

Banco Galicia signed an agreement to sell 100% of its 12% interest in Inversora en Distribucion de Entre Rios S.A. in two steps. In December 2000, the Bank sold 49% of its equity stake for Ps. 11,779 with a gain of Ps. 2,953. For the sale of the remaining 51% the Bank received a call option with an exercise price

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


of Ps. 12,281. On June 28, 2001, the Bank sold the remaining 51% of its interest in this company for Ps. 11,431 obtaining a gain of Ps. 1,338.

On December 27, 2000 the Unanimous Ordinary Meeting of Shareholders of Sudamericana Holding S.A. resolved to increase the company's capital, which was fully subscribed by Grupo Galicia and Banco Galicia. As a result of this, Grupo Galicia holds 37.5% and Banco Galicia, 12.50% respectively, of the shares and voting rights of Sudamericana Holding S.A. This transaction was approved by the National Commission for the Defense of Competition, on August 2001. The purchase consideration was Ps. 5,422. The difference between the amount paid up and the equity value generated goodwill of Ps. 2,419.

During December 2000, Banco Galicia sold to Sudamericana Holding S.A. 83,333 ordinary shares of Galicia Vida Compania de Seguros S.A., which represents 12.5% of this company's capital stock. The total price of the transaction amounted to Ps. 1,506.

In September 2001, Grupo Galicia S.A. acquired from Hartford Life International Ltd. (Bermuda) 50% of the capital stock and voting rights of Sudamericana Holding S.A., so the equity interest held by Grupo Financiero Galicia in that company in now 87.50%. The price of the transaction amounted to Ps. 9,556. The difference between the price paid and the equity value generated goodwill of Ps. 4,016.

On August 30, 2001, Grupo Financiero Galicia S.A. also purchased 175,000 ordinary, book-entry shares representing 87.50% of the capital stock and voting rights of Galicia Warrants S.A. The price paid for this transaction amounted Ps. 5,369 and the goodwill generated amounted Ps. 3,397.

Moreover, the Bank has a 20% interest in Banelco S.A.

All of these investments are accounted for under the equity method. As at December 31, 2001 and 2000, the Bank had an interest of 12.5% or less in the other investments.

On March 21, 2001, the Board of Directors of the Bank decided to sell it's 22.71% equity interest in Banco Barclays e Galicia S.A. (10,449,541 shares), under the terms of the public tender offer that took place in Brazil and was made by Barclays Bank plc to purchase all of Banco Barclays e Galicia S.A.'s shares. The price set by Barclays Bank plc was R$5.77 (5.77 Brazilian Reais) per share, equivalent to Ps.2.67 per share at the March 19, 2001 exchange rate of R$2.165 per peso. This transaction closed in August 2001 and led to a gain on sale of Ps.6,616.

Equity investments in other companies held by the Bank consist of the following at the respective balance sheet dates:

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)



                                                                     Grupo Galicia                  Banco Galicia
                                                         --------------------------------------   -------------------
                                                                     December 31,                      June 30,
                                                         --------------------------------------   -------------------
                                                               2001                2000                  2000
                                                         ------------------  ------------------   -------------------

In Financial Institutions, supplementary and
authorized activities
Banelco S.A...........................................   Ps.         3,673   Ps.         3,411    Ps.          5,598
Banco Barclays e Galicia S.A..........................                   -              16,422                23,524
Visa Argentina S.A....................................                 431                 431                   431
Mercado de Valores de Buenos Aires....................               2,975               2,975                 2,975
Banco Latinoamericano de Exportaciones S.A............                 528                 520                   428
Galicia Advent Socma Private Equity Fund Ltd..........               2,889               2,194                 2,277
Others................................................               1,145                 613                   558
                                                         ------------------  ------------------   -------------------
Total Financial Institutions, supplementary and
authorized activities.................................   Ps.        11,641   Ps.        26,566    Ps.         35,791
                                                         ------------------  ------------------   -------------------
                                                                     Grupo Galicia                  Banco Galicia
                                                         --------------------------------------   -------------------
                                                                     December 31,                      June 30,
                                                         --------------------------------------   -------------------
                                                               2001                2000                  2000
                                                         ------------------  ------------------   -------------------
In Non-financial Institutions
Aguas Argentinas S.A..................................   Ps.        20,794   Ps.        20,794    Ps.         20,794
Inversora Diamante S.A................................               5,874               6,111                 6,203
Inversora Nihuiles S.A................................               7,148               7,461                 7,461
Electrigal S.A........................................               2,475               2,475                 2,573
Aguas Provinciales de Santa Fe S.A....................               7,900               7,900                 7,900
Galicia Vida Compania de Seguros S.A..................                   -                   -                 1,484
Inversora en Distribucion de Entre Rios S.A...........                   -               9,842                19,298
A.E.C. S.A............................................               2,786               3,980                 3,980
Aguas Cordobesas S.A..................................               3,250               3,250                 3,250
Sudamericana Holdings.................................                   -               5,810                     -
Correo Argentino S.A..................................              12,462              12,463                12,462
Caminos de la Sierra S.A..............................               2,660                   -                     -
Tradecom International N.V............................               5,188                   -                     -
Others................................................                 983                 892                   602
                                                         ------------------  ------------------   -------------------
Total in non-financial institutions ..................   Ps.        71,520   Ps.        80,978    Ps.         86,007
                                                         ------------------  ------------------   -------------------
Allowances............................................   Ps.      (15,242)   Ps.       (9,611)    Ps.        (7,074)
                                                         ------------------  ------------------   -------------------
Total Equity investments in other companies...........   Ps.        67,919   Ps.        97,933    Ps.        114,724
                                                         ==================  ==================   ===================

10.   Fixed Assets and Intangible Assets

The major categories of Grupo Galicia's premises and equipment and accumulated depreciation, as of December 31, 2001, December 31, 2000 and as of the end of the fiscal year ended June 30, 2000 are as follows:

                                                                      Grupo Galicia                   Banco Galicia
                                                         ----------------------------------------  --------------------
                                                                      December 31,                      June 30,
                                                         ----------------------------------------
                                                               2001                 2000                  2000
                                                         ------------------  --------------------  --------------------

Land and buildings....................................   Ps.    251,148      Ps. 229,375           Ps.  222,035
Furniture and fixtures................................           62,200           54,871                 51,557
Machinery and equipment...............................          114,450          110,863                105,960
Vehicles..............................................            2,863            2,440                  2,453
Others................................................            5,505            3,249                  3,270
Accumulated depreciation..............................        (152,842)        (136,943)              (125,211)
                                                         ------------------  --------------------  --------------------
                                                         Ps.    283,324      Ps. 263,855           Ps.  260,064
                                                         ==================  ====================  ====================

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


The major categories of intangible assets as of December 31, 2001, 2000 and as of the end of fiscal year ended June 30, 2000 are as follows:

                                                                      Grupo Galicia                   Banco Galicia
                                                         ----------------------------------------  --------------------
                                                                      December 31,                      June 30,
                                                         ----------------------------------------
                                                               2001                 2000                  2000
                                                         ------------------  --------------------  --------------------

Goodwill, net of accumulated amortization of
Ps. 39,078, Ps. 21,371 and Ps. 16,203,
respectively..........................................   Ps.      126,455    Ps.        84,241     Ps.     69,146
Organization and development expenses, net of
accumulated amortization of Ps. 86,422, Ps. 99,782
and Ps. 91,184, respectively..........................             99,347               85,197             78,971
                                                         ------------------  --------------------  --------------------
                                                         Ps.      225,802    Ps.       169,438     Ps.    148,117
                                                         ==================  ====================  ====================


Organization and development expenses include software and the related implementation services purchased from third parties, with a net book value of Ps.72,058, Ps.51,440 and Ps.43,002 at December 31, 2001, December 31, 2000 and
June 30, 2000, respectively.

In addition, as described in note 2.8, the Bank capitalized certain compensation and severance payments. The net book values related to this item is Ps.356 at June 30, 2000, respectively, and Ps.137 at December 31, 2000. At December 31, 2001, the bank did not mantain any balance relating to compensation and severance payments.

The table below shows the components of goodwill by type of activity for the periods presented.

                                                              -----------------------------------   ----------------
                                                                        Grupo Galicia                Banco Galicia
                                                              -----------------------------------   ----------------
                                                                         December 31,                  June 30,
                                                              ----------------- -----------------   ----------------
                                                                    2001              2000               2000
                                                              ----------------- -----------------   ----------------

Investment.................................................   Ps.       10,095  Ps.        3,408    Ps.           -
Banking....................................................             64,615            20,741             19,711
Regional Credit Card issuing companies.....................             51,745            60,092             49,435
Others.....................................................                  -                 -                  -
                                                              ----------------- -----------------   ----------------
                                                              Ps.      126,455  Ps.       84,241    Ps.      69,146
                                                              ================= =================   ================


11.  Miscellaneous Assets

Miscellaneous assets consisted of the following as of December 31, 2001, December 31, 2000 and as of the end of the fiscal year ended June 30, 2000:

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


                                                              -----------------------------------   ----------------
                                                                        Grupo Galicia                Banco Galicia
                                                              -----------------------------------   ----------------
                                                                         December 31,                  June 30,
                                                              ----------------- -----------------   ----------------
                                                                    2001              2000               2000
                                                              ----------------- -----------------   ----------------

Construction in progress...............................       Ps.       15,721  Ps.        9,112    Ps.       5,184
Deposits on fixed asset purchases......................                  1,756             3,414              3,024
Stationery and supplies................................                  1,979             2,119              2,228
Real estates properties held for sale..................                 39,456            26,596             22,640
Assets acquired through foreclosures...................                  6,269             5,899                338
Others.................................................                 40,698            34,496             40,497
                                                              ----------------- -----------------   ----------------
                                                              Ps.      105,879  Ps.       81,636    Ps.      73,911
                                                              ================= =================   ================


12.  Other Allowances and Reserves

Allowances on other assets and reserves for contingencies are as follows:

                                                              -----------------------------------   ----------------
                                                                        Grupo Galicia                Banco Galicia
                                                              -----------------------------------   ----------------
                                                                         December 31,                  June 30,
                                                              ----------------- -----------------   ----------------
                                                                    2001              2000               2000
                                                              ----------------- -----------------   ----------------

Allowances against asset accounts:
   Other receivables resulting from financial brokerage,
   for collection risk (a) .................................  Ps.        7,463  Ps.       10,413    Ps.      16,542
   Assets under financial leases............................               511               182                 84
   Equity investments in other companies (b) ...............            15,242             9,611              7,074
   Miscellaneous receivables, for collection risk (a) ......            25,211            10,549              5,122
Reserves for contingencies:
   For severance payments (c)...............................             1,515             1,638              1,757
   Litigations (d)..........................................            24,422            10,044              8,534
   Taxes (e)................................................                 -               655                655
   Sundry liabilities arising from credit card activities
   (f) .....................................................             3,465             2,656              2,910
   Other commitments (g) ...................................             5,235             1,076              1,010
                                                              ----------------- -----------------   ----------------
   Total reserves for contingencies.........................  Ps.       34,637  Ps.       16,069    Ps.      14,866


(a) Based upon an assessment of debtors' performance, economic and financial situation and the guarantees collateralizing their respective transactions.

(b) Includes the estimated losses due to the excess of the cost plus dividend method over the equity method in non-majority owned equity investments.

(c) Estimated amounts payable under labor lawsuits filed against the Bank relating to terminated employees.

(d) Litigation arising from different types of claims from customers (e.g., claims for thefts from safe deposit boxes, the cashing of checks that have been fraudulently altered, discrepancies in deposits and payments services that the Bank renders, etc).

(e) Probable taxes and surcharges arising from items under discussion with the Argentine tax authorities.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


(f) Reserves for rewards to be given under a credit card reward program, for a guarantee of credit card receivables and for the estimated liability for the insurance of the payment of credit card balances in the event of the death of the credit card holder.

(g) Represents the contingent commitments related to clients in categories other than the "normal" categories under Argentine Banking GAAP.


13.  Other  Liabilities  Resulting from Financial  Brokerage-  Argentine Central
     Bank

The Bank borrows funds under various credit facilities obtained from the Argentine Central Bank for specific purposes as follows:

                                                              -----------------------------------   ----------------
                                                                        Grupo Galicia                Banco Galicia
                                                              -----------------------------------   ----------------
                                                                         December 31,                  June 30,
                                                              ----------------- -----------------   ----------------
                                                                    2001              2000               2000
                                                              ----------------- -----------------   ----------------

Description
Long-term liabilities:
   Other...............................................       Ps.      316,479  Ps.        2,585    Ps.       3,230
   Argentine Central Bank's liquidity loans (*)........              1,234,000                 -                  -
                                                              ----------------- -----------------   ----------------
Total long-term liabilities............................       Ps.    1,550,479  Ps.        2,585    Ps.       3,230
Short-term liabilities:
   Other Central Bank obligations......................                    311             1,850              2,696
                                                              ----------------- -----------------   ----------------
Accrued interest.......................................                  6,266                15                 19
                                                              ----------------- -----------------   ----------------
                                                              Ps.    1,557,056  Ps.        4,450    Ps.       5,945
                                                              ================= =================   ================


(*) Decree No.905/02 of the Executive Power established the method for repayment, the details of which are pending.


14.  Other   Liabilities   Resulting   from  Financial   Brokerage-   Banks  and
     International Entities, and Loans from Domestic Financial Institutions.

The Bank also borrows funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)



                                                                     Grupo Galicia                 Banco Galicia
                                                          -------------------------------------  -------------------
                                                                      December 31,                    June 30,
                                                          -------------------------------------  -------------------
                                                                2001               2000                 2000
                                                          ------------------ ------------------  -------------------
Description
  Bank and International Entities
   Long term liabilities:
      Compania Interamericana de Inversiones..........    Ps.      69,500    Ps.      99,121     Ps.      100,252
      International Finance Corporation (I.F.C.)......            300,946            302,881              309,692
      Nederlands Financierings Maatschappij Voor
      Ontwikkeling Slande N.V  (F.M.O.) ..............             19,294             25,826               28,650
      Other foreign banks.............................            104,850              4,562               20,597
                                                          ------------------ ------------------  -------------------
               Total long-term liabilities............    Ps.     494,590    Ps.     432,390     Ps.      459,191

     Short-term liabilities:
          Other lines of credit from foreign banks....            257,480            470,962              526,055
                                                          ------------------ ------------------  -------------------
Total Bank and International Entities.................    Ps.     752,070    Ps.     903,352     Ps.      985,246
                                                          ------------------ ------------------  -------------------

  Domestic and Financial Institutions
   Long term liabilities:
      BICE (Banco de inversiones y Comerccio
      Exterior) ......................................            140,436            107,856              114,450
                                                          ------------------ ------------------  -------------------
                Total long term liabilities...........    Ps.     140,436    Ps.     107,856     Ps.      114,450

  Short-term liabilities:
      Other lines of credit from domestic banks.......             19,423             54,946               48,002
                                                          ------------------ ------------------  -------------------
Total Domestic and Financial Institutions..............   Ps.     159,859    Ps.     162,802     Ps.      162,452
                                                          ------------------ ------------------  -------------------
                                                          ------------------ ------------------  -------------------
TOTAL..................................................   Ps.     911,929    Ps.   1,066,154     Ps.    1,147,698
                                                          ================== ==================  ===================


Accrued interest on the above liabilities was Ps.23,599, Ps.29,526, Ps.19,689 at December 31, 2001, 2000, June 30, 2000, respectively.

Loans from Banco de Inversion y Comercio Exterior for the purchase of fixed assets with an interest rate of 2% per annum, with maturities ranging from 1 to 9 years. In addition, there are loans from Banco de Inversion y Comercio Exterior for financing investment projects, increasing the export capacity and financing the Global Multisectorial Credit Program. These loans carry interest at floating rates that range between 4.41% and 8.98%, with maturities ranging between 1 and 10 years. Maturities of borrowings from the Cia. Interamericana de Inversiones and from the F.M.O. are between 1 and 7 years, with interest rates varying from between 5.00% to 9.75%.

Loans from the International Finance Corporation are at variable interest rates, ranging from 6.10% to 7.15% with maturities between 1 and 7 years. The liabilities with other foreign banks amounting to Ps.104,850 at December 31, 2001, correspond to several banks with maturities up to 4 years, and annual interest rates between 3.00 and 7.74%.

Short-term credit lines with domestic banks have a weighted-average interest rate of approximately 9.00%. Short-term credit lines from other foreign banks are used for import financing and export prefinancing. The average interest rates agreed with these banks range from 4.35% to 7.51%.

As of December 31, 2001, maturities of the above long-term loans for each of the following five fiscal years and thereafter are as follows:

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


           2002............................ Ps.   337,961
           2003............................       112,249
           2004............................        88,354
           2005............................        34,943
           2006............................        24,343
           Thereafter......................        37,176
                                            --------------
                                            Ps.   635,026
                                            ==============

The Bank had available unused lines of credit as follows.

                                                               Grupo Galicia                       Banco Galicia
                                               ---------------------------------------------  -----------------------
                                                   December 31,             December 31,              June 30,
                                               ----------------------  -----------------------  ---------------------
                                                       2001                     2000                    2000
                                               ----------------------  -----------------------  ---------------------
Short-term lines.........................      Ps.     1,331,481       Ps.            611,903   Ps.        1,071,700
Long-term lines..........................                509,503                      460,540                456,909
                                               ----------------------  -----------------------  ---------------------
                                               Ps.     1,840,984       Ps.          1,072,443   Ps.        1,528,609
                                               ======================  =======================  =====================

No commitment fees are paid on these lines of credit.


15.  Other   Liabilities   Resulting   from  Financial   Brokerage-   Negotiable
     Obligations

The Board of Directors is authorized to determine all of the conditions of each issuance of negotiable obligations, including timing, currency, price, manner and payment terms. The amounts outstanding and the terms corresponding to outstanding negotiable obligations are as follows:

                                                                               Grupo Galicia             Banco Galicia
                                                                      --------------------------------  ----------------
                                                                               December 31,                June 30,
                                                             Annual   --------------------------------  ----------------
                                                            Interest
                                                  Maturity    Rate         2001            2000              2000
                                                  -------- ---------- -------------- -----------------  ----------------
Long-term liabilities:
M.I.G.A. S 2
  (Semi-annual interest, principal payable
  every six months) ............................     2005     4.00%    Ps.   10,319              -                 -
M.I.G.A. S 1
  (Semi-annual interest, principal payable
  every six months) ............................     2005     4.00%          43,170   Ps.   49,187      Ps.        -
Seventh series
   (Semi-annual interest, principal payable at
   maturity)....................................     2003     9.00%         199,032        198,510           198,237
Sixth  series
  (Semi-annual interest, principal payable at
  maturity) ....................................     2002     5.48%         149,851        149,683           149,550
Global Program - 3rd Series
   (Semi-annual interest, principal payable at
   maturity) ...................................     2000    10.00%               -              -            99,887
Global Program - 1st Series (F.R.N.)
  (Semi-annual interest, principal payable at
  maturity) ....................................     2001     8.75%               -        249,320           248,883
                                                                       ------------   ------------      ------------
 Total long-term liabilities                                           Ps.  402,372   Ps.  646,700      Ps.  696,557
                                                                       ============   ============      ============


Short-term liabilities:
Tarjetas del Mar  4th Series
  (Interest fixed, principal payable at
   maturity) ..................................      2000    10.03%               -              -            11,957
Tarjetas del Mar 5th Series
  (Interest fixed, principal payable at
  maturity) ...................................      2000     9.06%               -              -             7,720



                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)



Tarjeta Naranja 4th Series
  (Interest fixed, principal payable at
  maturity) ...................................      2000     9.42%               -              -            18,956
Tarjeta Naranja 5th Series
  (Interest fixed, principal payable at
  maturity) ...................................      2000     9.88%               -              -            28,897
Tarjeta Comfiar 3rd  Series
  (Interest fixed, principal payable at
  maturity) ...................................      2000    10.27%               -              -            14,975
Tarjeta Comfiar 4th Series
  (Interest fixed, principal payable at
  maturity) ...................................      2000     9.24%               -              -            12,522
Tarjetas Cuyanas 1st  Series
  (Interest fixed, principal payable at
  maturity) ...................................      2000     9.42%               -              -            14,573
United States Commercial Paper 3rd Series
  (Semi-annual interest, principal payable at
  maturity) ...................................      2000     6.15%               -              -           164,389
Tarjeta Naranja 8th Series
  (Interest fixed, principal payable at
  maturity) ...................................      2001    10.80%               -         29,192                 -
Tarjetas del Sur 1st Series
  (Interest fixed, principal payable at
  maturity) ...................................      2001    13.00%               -          9,844                 -
Tarjetas del Mar 6th Series
  (Interest fixed, principal payable at
  maturity) ...................................      2001     9.91%               -         10,816                 -
Tarjetas del Mar 7th Series
  (Interest fixed, principal payable at
  maturity) ...................................      2001     9.10%               -          7,247                 -
Tarjeta Naranja 6th Series
  (Interest fixed, principal payable at
  maturity) ...................................      2000     9.42%               -         19,060                 -
Tarjeta Naranja 7th Series
  (Interest fixed, principal payable at
  maturity) ...................................      2000    10.23%               -         19,489                 -
Tarjeta Comfiar 5th Series
  (Interest fixed, principal payable at
  maturity) ...................................      2000    10.28%               -         20,841                 -
United States Commercial Paper 4th Series
  (Semi-annual interest, principal payable at
  maturity) ...................................      2001     6.56%               -        272,157           273,269
United States Commercial Paper 5th Series
  (Semi-annual interest, principal payable at
  maturity) ...................................      2001     6.50%               -        186,754                 -
Tarjetas del Mar 9th Series
  (Interest fixed, principal payable at
  maturity) ...................................      2002    16.77%    Ps.    7,963              -                 -
Tarjeta Naranja 26th Series
  (Interest fixed, principal payable at
  maturity) ...................................      2002    16.13%          27,631              -                 -
Tarjetas Cuyanas 11th Series
  (Interest fixed, principal payable at
  maturity) ...................................      2002    15.51%           4,976              -                 -
Tarjeta Comfiar 9th Series
  (Interest fixed, principal payable at
   maturity) ..................................      2002    16.22%          24,247              -                 -
Tarjeta Naranja 6th Series
  (Interest fixed, principal payable at
   maturity) ..................................      2002    17.18%          19,413              -                 -
Tarjetas Cuyanas  9th Series
  (Interest fixed, principal payable at
  maturity) ...................................      2002    16.10%           9,897              -                 -
Tarjetas Cuyanas 10th Series
  (Interest fixed, principal payable at
   maturity) ..................................      2002    16.26%           1,979              -                 -
Tarjeta Naranja 24th Series
  (Interest fixed, principal payable at
  maturity) ...................................      2002    16.70%          52,775              -                 -
Tarjetas del Mar 10th Series
  (Interest fixed, principal payable at
  maturity) ...................................      2002    14.92%          14,991              -                 -

Tarjeta Naranjar 25th Series
  (Interest fixed, principal payable at
  maturity) ...................................      2002    15.82%          23,971              -                 -
United States Commercial Paper 6th Series
  (Semi-annual interest, principal payable at
  maturity)....................................      2002     4.14%         248,962              -                 -
                                                                      --------------  ----------------  ------------
                                                                            436,805        575,400           547,258
                                                                      --------------  ----------------  ------------
                                                                      Ps.   839,177   Ps.1,222,100      Ps.1,243,815
                                                                      ==============  ================  ============


Interest and principal on all of the above debt securities are payable in U.S. dollars.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


Accrued interest on the above liabilities was Ps.10,352, Ps.12,161 and Ps.12,072 at December 31, 2001, 2000 and June 30, 2000 respectively.

Maturities of long-term negotiable obligations at December 31, 2001 are as follows:

     2002............................................. Ps.        149,851
     2003.............................................            199,032
     2004.............................................                  -
     2005.............................................             53,489
                                                      -------------------
     Total............................................ Ps.        402,372
                                                      ===================

The New York branch launched a medium-term debt securities program for up to U.S.$500 million, of which U.S.$200 million were issued at December 31, 2001. The amounts outstanding are as follows:


                                                                                  Grupo Galicia            Banco Galicia
                                                                         --------------------------------  ---------------
                                                                                 December 31,                June 30,
                                                               Annual    --------------------------------  ---------------
                                                              Interest
                                                   Maturity    Rate         2001            2000              2000
                                                  ---------- ---------- ---------------  -----------------  ---------------
Long-term liabilities:
    New York - Third series
    (Semi-annual Interest, principal payable at
    maturity)....................................     2002      7.88%   Ps.    99,856    Ps.    99,634      Ps.    99,548
    New York Fourth series
    (Semi-annual Interest, principal payable at
    maturity)....................................     2002      8.39%          99,830           99,486                  -
                                                                        ---------------  -----------------  ---------------
      Total long-term liabilities                                       Ps.   199,686    Ps.   199,120      Ps.    99,548
                                                                        ---------------  -----------------  ---------------

Accrued interest on the above mentioned debt securities were Ps.3,007 Ps.3,690 and Ps.6,694 at December 31, 2001, 2000 and June 30, 2000, respectively.

                                                                                       Grupo Galicia
                                                                           ---------------------------------------
                                                                    Interest      December 31,        December 31,
                                                                  ------------------------------  ----------------------
                                                       Maturity       Rate            2001                2000
                                                                  ------------------------------  ----------------------
Short-term liabilities:
    Uruguay - First Series ......................     2001           6,33%                    -   Ps.           82,553


The balances of the aforementioned debt securities program were included in "Other" under the caption "Other liabilities resulting from financial brokerage" in the accompanying balance sheet.


16.  Directors' and Syndics' Fees

The breakdown of the caption Directors' and syndics' fees in the income statement is as follows:

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


                                                Grupo Galicia                      Banco Galicia
                                       -----------------------------------  -------------------------------------
                                                         Six-month
                                       Year ended       Period ended              Years ended June 30,
                                       December 31,     December 31,
                                       ---------------- ------------------  -------------------------------------
                                           2001              2000                 2000               1999
                                       ---------------- ------------------  -----------------  ------------------

GFG director's fees.................     Ps.      60      Ps.        31                  -                   -
GFG syndic's fees...................              60                 60                  -                   -
Banco Galicia Directors' statutory
fees................................          10,592              8,967     Ps.     29,446     Ps.      28,910
Banco Galicia Directors'
administrative fees.................           2,574              1,247              2,499               2,498
Banco Galicia Syndics' fees.........             221                115                300                 300
Subsidiary companies directors' and
syndics' fees.......................           2,571              1,504              4,451               3,538
                                         ---------------  ----------------  -----------------  ------------------
                                         Ps.  16,078      Ps.    11,924     Ps.     36,696     Ps.      35,246
                                         ===============  ================  =================  ==================



17.  Contributions to the Social Services Institute for Banking Employees

For the year ended June 30, 1998, the contributions that the Bank was required to make to the Social Services Institute for Banking Employees (the "ISSB") were reduced from 1% to zero by a decree of the National Executive Power. As a result of this decree, the ISSB brought a legal action requesting the reinstatement of the 1% contribution. During the Bank's fiscal years 2000 and 1999, the 1% contribution would have amounted approximately to Ps.14,300 and Ps. 12,000, respectively. For the fiscal year ended December 31, 2001 and for the six-month period ended December 31, 2000, the 1% contribution would have amounted approximately to Ps.16,000 and Ps.7,900. This amount has not been provided for in the financial statements, as management has determined that it is not probable that the legal action will succeed.

Currently, the Bank Employees' Health Care Scheme (the "OSBA") has brought a legal action against all the financial institutions in the system, which has already been answered. In addition, the Federal Public Revenue Authority (the "AFIP") issued Order No. 6/99 ratifying that the OSBA is a legal entity other than ISSB, therefore it does not have any legal authority to claim the contribution. To date this situation has not been resolved, however, management believes that a possible unfavorable resolution of this matter would not have a significant impact on the Bank' s statements of income, cash flows or shareholders' equity.


18.  Balances in Foreign Currency

The balances of assets, liabilities and memorandum accounts denominated in foreign currencies (principally in U.S. dollars) are as follows:

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)



                                                                     Grupo Galicia                  Banco Galicia
                                                         --------------------------------------   -------------------
                                                                     December 31,                      June 30,
                                                         --------------------------------------
                                                                2001               2000                  2000
                                                         ------------------- ------------------   -------------------

   Cash and due from banks.............................  Ps.        284,539  Ps.       339,416    Ps.        413,541
   Government and corporate securities.................             106,902             62,062               397,128
   Loans...............................................           7,878,911          7,379,090             7,232,648
   Other receivables resulting from financial brokerage           1,477,749          4,575,164             3,617,285
   Assets under financial leases.......................              44,216             17,151                 8,157
   Equity investments in other companies...............               6,131             19,146                22,567
   Miscellaneous receivables...........................             312,836            244,833               231,818
   Bank premises and equipment.........................               5,714              6,118                 5,907
   Intangible assets...................................               2,876              3,229                 2,848
   Miscellaneous assets................................                 737                 43                    45
   In process items....................................               7,302             18,385                   843
                                                         ------------------- ------------------   -------------------
Total .................................................  Ps.     10,127,913  Ps.    12,664,637    Ps.     11,932,787
                                                         =================== ==================   ===================
Liabilities:
   Deposits............................................  Ps.      4,973,124  Ps.     6,287,356    Ps.      6,070,741
   Other liabilities resulting from financial
     brokerage.........................................           3,338,034          5,898,214             5,513,586
   Sundry liabilities..................................              12,438              4,950                 2,270
   In process items....................................               3,816              1,335                   107
                                                         ------------------- ------------------   -------------------
                                                         ------------------- ------------------   -------------------
Total..................................................  Ps.      8,327,412  Ps.    12,191,855    Ps.     11,586,704
                                                         =================== ==================   ===================


19.  Transactions with Related Parties

Grupo Galicia entered into certain transactions with controlled and equity-method subsidiaries during the fiscal year ended December 31, 2001, during the six-month period ended December 31, 2000 and during the fiscal year ended June 30, 2000 respectively, with the following revenues and expenses:

                                                                     Grupo Galicia                  Banco Galicia
                                                         --------------------------------------   -------------------
                                                             Year ended          Six-month             June 30,
                                                            December 31,       Period ended
                                                                                December 31,
                                                         --------------------------------------
                                                                2001               2000                  2000
                                                         ------------------- ------------------   -------------------

   Revenues recognized.................................  Ps.        141,614  Ps.        66,840    Ps.         13,346
   Expenses incurred...................................              71,584             42,723                75,933


20.  Breakdown of captions included in the Income Statement

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)




                                                           Grupo Galicia                      Banco Galicia
                                                  --------------------------------
                                                                      Six-month
                                                   Year ended        period ended
                                                   December 31       December 31,           Years ended June 30,
                                                  --------------------------------   ---------------------------------
                                                      2001              2000              2000             1999
                                                  ----------------  --------------   ---------------  ----------------

Financial Income
Other interest income resulting from financial
brokerage:
Interest on structured notes....................  Ps.      37,042   Ps.    18,573    Ps.     37,639   Ps.      35,531
Interest on purchased certificates of deposits..              113              94               319             4,008
Others..........................................           12,442           1,336               791            19,353
                                                  ----------------  --------------   ---------------  ----------------
                                                  Ps.      49,597   Ps.    20,003    Ps.     38,749   Ps.      58,892
                                                  ----------------  --------------   ---------------  ----------------
Others
Premiums on reverse repos transactions..........           22,170          35,755            45,855            24,801
Difference in quotation of gold and foreign
currency transactions...........................           21,201           8,008            20,285            23,280
Premiums on foreign currency transactions.......           28,921          23,040            49,275             7,696
Others..........................................            3,576             895               740                 -
                                                  ----------------  --------------   ---------------  ----------------
                                                  Ps.      75,868   Ps.    67,698    Ps.    116,155   Ps.      55,777
                                                  ----------------  --------------   ---------------  ----------------
Financial Expenses
Other interest expense resulting from financial
brokerage:
Discounts on negotiable obligations.............           20,195          15,996            33,345            22,917
Interest on negotiable obligations..............           71,285          42,689            70,372            73,257
Interest on other liabilities resulting from
financial brokerage from other banks and
international entities..........................          105,413          60,986            94,410           100,682
                                                  ----------------  --------------   ---------------  ----------------
                                                  Ps.     196,893   Ps.   119,671    Ps.    198,127   Ps.     196,856
                                                  ----------------  --------------   ---------------  ----------------
Others
Contributions to the deposit guarantee system...           15,631           7,484            19,971            23,339
Premiums on repo transactions...................           35,755          28,256            50,267            58,314
Contributions and taxes on financial income.....           26,593          10,442            21,523            18,803
Others..........................................            2,837           1,731             2,696             3,922
                                                  ----------------  --------------   ---------------  ----------------
                                                  Ps.      80,816   Ps.    47,913    Ps.     94,457   Ps.     104,378
                                                  ----------------  --------------   ---------------  ----------------
Income from services
Others
Commissions on credit cards.....................          136,260          68,467           156,856           146,831
Safety rental...................................            3,353           1,604             3,350             3,485
Others..........................................           70,076          30,860            62,851            52,497
                                                  ----------------  --------------   ---------------  ----------------
                                                  Ps.     209,689   Ps.   100,931    Ps.    223,057   Ps.     202,813
                                                  ----------------  --------------   ---------------  ----------------


                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)



                                                           Grupo Galicia                     Banco Galicia
                                                  --------------------------------  ---------------------------------
                                                                   Six-month
                                                   Year ended      period ended
                                                   December 31,    December 31,           Years ended June 30,
                                                  --------------------------------  ---------------------------------
                                                      2001              2000             2000              1999
                                                  ----------------  --------------  ----------------  ---------------

Expenses for services
Others
Gross revenue taxes.............................  Ps.      19,040  Ps.     9,296    Ps.      18,732   Ps.     14,772
Linked with credit cards........................           14,569          6,133             13,581           20,684
Others..........................................           16,038          6,330              8,335            4,273
                                                  ---------------- --------------   ----------------  ---------------
                                                  Ps.      49,647  Ps.    21,759    Ps.      40,648   Ps.     39,729
                                                  ================ ==============   ================  ===============
Administrative expenses
Other operating expenses
Rentals.........................................           28,364         13,270             25,280           22,836
Electricity and communications..................           31,808         16,529             35,110           34,418
Amortization of organization and development
expenses........................................           36,634         15,505             33,690           28,240
Depreciation of bank premises and equipment.....           27,983         12,597             24,993           20,998
Maintenance and repair expenses.................           20,531          9,723             19,922           17,992
Other operating expenses........................           24,067         11,426             22,613           22,344
                                                  ---------------- --------------   ----------------  ---------------
                                                  Ps.     169,387  Ps.    79,050    Ps.     161,608   Ps.    146,828
                                                  ================ ==============   ================  ===============
Miscellaneous income
Interest on miscellaneous receivables (1).......          135,304         11,875             22,465           24,097
Premiums and commissions on  insurance business.           77,623              -                  -                -
Reversal of income tax provision................           47,127              -                  -                -
Others..........................................           13,866          4,775              8,521           12,934
                                                  ---------------  --------------   ----------------  ---------------
                                                  Ps.     273,920  Ps.    16,650    Ps.      30,986   Ps.     37,031
                                                  ================ ==============   ================  ===============
Miscellaneous losses
Claims..........................................            4,783          2,751              4,766            4,867
Amortization of goodwill........................           13,708          5,207              8,224           10,007
Commissions and expenses on insurance business .           67,282              -                  -                -
Others..........................................           16,315         13,225             14,198            7,854
                                                  ---------------- --------------   ----------------  ---------------
                                                  Ps.     102,088  Ps.    21,183    Ps.      27,188   Ps.     22,728
                                                  ================ ==============   ================  ===============

(1)  Includes income related to securities sold under repurchase agreements.


21.  Income Tax

Grupo Galicia recognizes income tax charges and liabilities on the basis of the tax returns corresponding to each fiscal year.

The income tax amounts estimated at December 31, 2001, 2000, June 30, 2000 and 1999 amounted to Ps.72,182, Ps.52,373, Ps.74,226 and Ps.72,455, respectively.
The statutory income tax rate at December 31, 2001, 2000, June 30, 2000 and 1999 was 35%.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


22.  Shareholders'  Equity  and  Restrictions  Imposed  on the  Distribution  of
     Profits

The distribution of retained earnings in the form of dividends is governed by the Argentine Commercial Companies Law and Resolution N(degree) 290/97 of the National Securities Commission ("the CNV"). These laws oblige Grupo Galicia to transfer 5% of its net income to a legal reserve until the reserve reaches en amount equal to 20% of the capital stock.

Under the Argentine Central Bank regulation, 20.0% of the Bank's net income must be allocated to a legal reserve, which is reflected in the statement of changes in shareholders' equity. Under Argentine law, cash dividends may be declared only out of unrestricted retained earnings.

The "Adjustments to shareholders' equity" caption in the statement of changes in shareholders' equity represents:

o the balance of the 1981 technical valuation of fixed assets of the Bank and its equity investees, available to absorb losses on the disposal or devaluation of such fixed assets;

o the inflation adjustment related to capital stock at the beginning of each period, adjusted to constant Pesos of August 31, 1995. Capital stock maintains its nominal (par) value at each balance sheet date; and

o the inflation adjustment related to the increase in capital stock from stock distributions (adjustments to capital). The adjustment represents the effect of inflation from the stock distribution date to the end of each period, and is restated to constant Pesos as of August, 31, 1995.

The Bank has annually distributed shares of common stock to its then-current shareholders in proportion to their holdings. Such distributions of stock are characterized under Argentine law as capitalization of retained earnings and capitalization of adjustments to capital. The shareholders must approve such distributions of stock.


23.  Minimum Capital Requirements

The capital adequacy of Grupo Galicia is not under the supervision of the Argentine Central Bank. Grupo Galicia, has a minimum capital requirement from the Commercial Companies Law of Ps.12.

Under the Argentine Central Bank regulations, the Bank is required to maintain minimum levels of equity capital, as defined ("minimum equity"). The minimum equity, is based upon risk-weighted assets, and the balances of Bank premises and equipment, intangible assets and unquoted equity investments. The required minimum equity and the Bank's equity calculated under the Central Bank requirements are as follows:


                                                                       Banco Galicia
                                         ---------------------------------------------------------------------------
                                                                                           Shareholder's Equity as
                                            Minimum Equity        Shareholder's Equity     a % of minimum equity
                                         ---------------------------------------------------------------------------
December 31, 2001 .....................  Ps.         853,155      Ps.       1,214,166              142.31
December 31, 2000......................  Ps.         899,576      Ps.       1,149,053              127.73
June 30, 2000..........................  Ps.         812,079      Ps.       1,178,610              145.13


                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


24.  Earnings per Share

Stock distributions (see note 22 and 32) were declared to shareholders in 2001. Accordingly, all common share data include the effects of such distributions. Earnings per share is based upon the weighted average of common shares outstanding in the amount of 1,092,407,017 and 1,023,673,418 of Grupo Galicia for the year ended December 31, 2001 and for the six-month period ended December 31, 2000. All share and per share amounts corresponding to June 30, 2000 and 1999, have been restated to reflect the effect of the public exchange offer between Grupo Galicia and the Bank, accepted on July 26, 2000. This restatement is based upon the amount of common shares of 1,171,704,540 assuming a 100% of ownership after the exchange.

At December 31, 2001 and 2000, June 30, 2000 and 1999 there were no convertible subordinated negotiable obligations outstanding and therefore for the purposes of calculating earnings per share Grupo Galicia had a simple capital structure.


25.  Contribution to the Deposit Guarantee System

Pursuant to its Communique "A" 2337, the Argentine Central Bank established rules for applying the deposit guarantee system and the way of settling the related contributions. Furthermore, the National Executive Power through Decree No.1127/98 dated September 24, 1998 extended this guarantee system to cover demand deposits and time deposits of up to Ps.30 stated either in pesos or in foreign currency. This system does not cover the deposits made by other financial institutions (including the time deposit certificates acquired through a secondary transaction), the deposits made by persons related to the Bank, either directly or indirectly, deposits of securities, acceptances or guarantees and those set up after July 1, 1995 at an interest rate exceeding the one that the Argentine Central Bank regularly establishes based on a daily survey conducted by it. Nor does this system cover deposits whose ownership has been acquired through endorsement and placement, which offer incentives in addition to the interest rate. The System has been implemented through the creation of the Deposit Insurance Fund, which is managed by a company called Seguros de Depositos S.A. (SEDESA). The shareolders of SEDESA are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the said fund.

Through Communique "A" 3068, the Argentine Central Bank reduced the normal contribution to the said Fund, which amounted to 0.03%, to half, provided that the financial institution arranges with SEDESA 36-month loans, to be earmarked for the Deposit Insurance Fund. Interest on these loans has been determined on the basis of the yield obtained by the aforesaid Fund on its placements.

As from September 2000, Argentine Central Bank Communique "A" 3153 eliminated the above-mentioned loan and the normal contribution of 0.015% on items comprised in the calculation basis remained in force.

As from December 2001, Argentine Central Bank Communique "A" 3358 resolved to increase the contribution to 0.03%.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


At December 31, 2001 and 2000 and June 30, 2000, the Bank recognized contributions amounting to Ps.15,631, Ps.7,484 and Ps.19,971, respectively, under the account captioned "Financial Expenses - Contribution to the Deposit Guarantee System".


26.  Employee Benefit Plans

Neither the Bank nor its subsidiaries maintain pension plans for their personnel. The Bank is obligated to pay employer contributions to the National Pension Plan System, determined on the basis of the total monthly payroll.

These expenses aggregated Ps.17,054, Ps.7,106, Ps.14,444 and Ps.18,083 for the fiscal year ended December 31, 2001, for the sixth-month period ended December 31, 2000 and for the years ended June 30, 2000 and 1999, respectively.

On November 19, 2001, the beneficiaries of the Galicia 2004 Trust were designated, as stipulated in the "Framework Trust Agreement" signed on November 4, 1999, to implement an incentive program in favor of certain executives of the Bank. Of the total amount of Ps.4,000 transferred to the trustee by the Galicia 2004 Trust, which were used for the purchase of shares of Grupo Financiero Galicia S.A., 855,442 shares and 189,116 ADS were acquired. The amount transferred has been expensed as incurred.

Specific beneficiaries were awarded 855,442 shares and 28,046.60 ADS, and 3,400 ADS that were not awarded were returned to the trustor. The balance of 157,669.40 ADS formed the Galicia 2005 Trust.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


27.  Income Statements and Balance Sheets

The presentation of financial statements according to the Argentine Central Bank rules differs significantly from the format required by the Securities and Exchange Commission under Rules 210.9 to 210.9-07 of Regulation S-X (Article 9). The income statements presented below discloses the categories required by
Article 9:

                                                ---------------------------------------------------------------------
                                                          Grupo Galicia                      Banco Galicia
                                                ---------------------------------------------------------------------
                                                                     Six-month
                                                   Year ended       period ended         Years ended June 30,
                                                   December 31,     December 31,
                                                -----------------  --------------------------------------------------
                                                      2001              2000             2000              1999
                                                -----------------  ---------------- ----------------  ---------------
Interest income:
Interest and fees on loans..................... Ps.    1,458,063   Ps.     655,000  Ps.   1,202,325   Ps.  1,039,187
Interest and dividends on investment securities:
Tax-exempt.....................................           96,145            53,630          115,913           76,665
Interest on interest bearing deposits with
other banks....................................           28,925            24,581           47,297           48,373
Interest on other receivables from financial
intermediation.................................           96,737            32,105           39,324           43,503
Interest on securities and foreign exchange
purchased under agreements to resell...........           22,170            35,755           45,855           24,829
Government securities and other trading gains,
net............................................           29,802             8,612           33,841           47,998
                                                -----------------  ---------------------------------  ---------------
Total interest income..........................        1,731,842           809,683        1,484,555        1,280,555
                                                -----------------  ---------------- ----------------  ---------------
Interest expense
Interest on deposits...........................          671,442           274,096          483,011          376,681
Interest on securities sold under agreements
to repurchase..................................           35,905            28,248           50,227           58,315
Interest on short-term liabilities from
financial intermediation.......................           81,473            37,106           57,253           74,613
Interest on long-term liabilities from
financial intermediation.......................          130,357            83,217          153,393          130,192
                                                -----------------  ---------------- ----------------  ---------------
Total interest expense.........................          919,177           422,667          743,884          639,801
                                                -----------------  ---------------- ----------------  ---------------
Net interest income............................          812,665           387,016          740,671          640,754
                                                -----------------  ---------------- ----------------  ---------------
Allowance for loan losses......................          425,973           107,787          226,497          205,535
                                                -----------------  ---------------- ----------------  ---------------
Net interest income after provision for loan
losses.........................................          386,692           279,229          514,174          435,219
                                                -----------------  ---------------- ----------------  ---------------


                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


                                                           Grupo Galicia                      Banco Galicia
                                              -----------------------------------------------------------------------
                                                Year ended         Six-month period
                                                December 31,       ended December 31,      Years ended June 30,
                                              ----------------   --------------------- ------------------------------
                                                   2001                  2000              2000            1999
                                              ----------------   --------------------- --------------  --------------
Non-interest income:
Service charges on deposit accounts.......... Ps.      82,733    Ps.           40,477  Ps.    78,184   Ps.    71,230
Credit card service charges and fees.........         136,211                  66,274        127,015         139,110
Other commissions............................         281,895                 115,121        198,827         150,840
Income from equity in other companies........          15,865                       -              -          18,478
Income from sale of the Consolidar Group.....               -                       -              -         110,447
Premiums and commissions on insurance
business.....................................          77,623                       -              -               -
Other........................................         122,441                  46,373         87,487          33,648
                                              ----------------   --------------------- --------------  --------------

Total non-interest income.................... Ps.     716,768    Ps.          268,245  Ps.   491,513   Ps.   523,753
                                              ----------------   --------------------- --------------  --------------

Non-interest expense:
Commissions..................................          78,122                  34,322         64,418          68,644
Salaries and social security charges.........         271,099                 134,551        255,640         248,252
Fees and external administrative services....          59,886                  32,694         77,915          72,658
Depreciation of bank premises and equipment..          27,983                  12,597         24,993          20,998
Personnel services...........................          24,778                  12,782         23,729          26,102
Rentals......................................          28,364                  13,270         25,280          22,836
Electricity and communications...............          31,808                  16,529         35,110          34,418
Advertising and publicity....................          24,748                  15,108         27,630          21,148
Taxes........................................          99,828                  37,801         83,864          75,147
Amortization of organization and development
expenses.....................................          36,634                  15,505         33,690          28,240
Loss from equity in other companies..........               -                   4,447          5,481               -
Maintenance and repair expenses..............          20,531                   9,723         19,922          17,992
Minority interest............................          10,056                   6,308          (298)          10,962
Commissions and expenses on insurance
business.....................................          67,282                       -              -               -
Other........................................         130,102                  59,554         97,763          88,523
                                              ----------------   --------------------- --------------  --------------
Total non-interest expense................... Ps.     911,221    Ps.          405,191  Ps.   775,137   Ps.   735,920
                                              ----------------   --------------------- --------------  --------------
Income before tax expense....................         192,239                 142,283        230,550         223,052
Income tax expense...........................        (72,182)                (52,373)       (74,226)        (72,455)
                                              ----------------   --------------------- --------------  --------------
Net income................................... Ps.     120,057    Ps.           89,910  Ps.   156,324   Ps.   150,597
                                              ================   ===================== ==============  ==============

Certain categories of income and expense maintained by the Bank have been presented in the Article 9 income statement in a manner which warrants further discussion as follows:

- Income from trading activities, net: until late 2001, the Bank actively traded its government securities portfolio and does not distinguish in its accounting records between interest and realized and unrealized gains and losses on such securities. This caption is included as a component of interest income.

- Provision for loan losses: this balance includes direct charge offs plus the allowance for losses on loans and other receivable charged to the allowance for loan losses, less loan loss allowances reversed and bad debts recovered.

- Available for sale securities: as detailed in Note 39 to these financial statements the Bank's available-for-sale portfolio would be classified as a trading portfolio under U.S. GAAP. For the purposes of the Article 9 income statement, the interest income derived from the available-for-sale portfolio under Argentine Banking GAAP has been reclassified as income from trading activities.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


Argentine Central Bank rules also require certain classifications of assets and liabilities which are different from those required by Article 9. The following balance sheet presents Grupo Galicia's balance sheet at December 31, 2001 and 2000 and the Bank's balance sheet at June 30, 2000 as if they had followed
Article 9 balance sheet disclosure requirements.


                                                                     Grupo Galicia                  Banco Galicia
                                                       ------------------------------------------ -------------------
                                                                     December 31,                      June 30,
                                                       ------------------------------------------ -------------------
                                                               2001                  2000                  2000
                                                       ---------------------  ------------------- -------------------
Assets:
   Cash and due from banks..........................   Ps.        347,202     Ps.      415,746    Ps.        315,242
   Interest-bearing deposits in other banks.........              341,905              569,083               801,554
   Federal funds sold and securities purchased
   under resale agreements or similar arrangements..                    -            3,008,644             2,296,197
   Trading account assets...........................               64,432              103,818               389,519
   Available for sale securities (1)................            1,348,702            2,117,133             1,778,648
   Loans............................................            9,631,488            8,666,319             8,808,102
   Allowances for loan losses.......................            (476,651)            (270,495)             (261,799)
   Fixed assets.....................................              283,324              263,855               260,064
   Other assets.....................................            1,111,325            1,867,034             1,694,215
                                                       ---------------------  ------------------- -------------------
        Total assets................................   Ps.     12,651,727     Ps.   16,741,137    Ps.     16,081,742
                                                       =====================  =================== ===================

Liabilities and Shareholders' Equity:
   Deposits.........................................   Ps.      6,068,145     Ps.    8,821,362    Ps.      8,664,777
   Short-term borrowing.............................              720,285            1,185,726             1,124,011
   Other liabilities................................            1,500,430            3,899,644             3,548,967
   Long-term debt...................................            2,802,095            1,388,651             1,372,976
   Commitments and contingent liabilities...........               34,637               16,069                14,866
   Minority interest in Consolidated Subsidiaries...              117,639              108,856                23,996
   Common stock.....................................            1,092,407            1,092,407               468,662
   Other shareholders' equity.......................              316,089              228,422               863,487
                                                       ---------------------  ------------------- -------------------
        Total liabilities and shareholders' equity..   Ps.     12,651,727     Ps.   16,741,137    Ps.     16,081,742
                                                       =====================  =================== ===================


(1) Contains Ps.953,626 of securities sold under repo agreements as of December 31, 2000.


Investment securities and investment securities sold under repurchase agreements (repos) under Argentine Banking GAAP have been recategorized for the purposes of the Article 9 presentation, as available-for-sale securities.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999
          (Expressed in thousands of Argentine pesos, except as noted)


The carrying value and market value of each classification of available-for-sale securities in the Article 9 balance sheet, are as follows.


                                                                      Grupo Galicia
                                  ---------------------------------------------------------------------------------------
                                             December 31, 2001                         December 31, 2000
                                  ---------------------------------------------------------------------------------------
                                                   Gross                                          Gross
                                    Carrying     Unrealized                                     Unrealized      Market
                                     value         Losses      Market value    Carrying value     Losses        value
                                  ------------- ------------- --------------- ---------------- ------------ -------------
National Government
Bonds............................ Ps.  279,277            -   Ps.   279,277                -             -              -
Argentine External
Bills............................      283,577            -         283,577                -             -              -
Fiscal Credit
Certificate......................       53,006            -          53,006                -             -              -
Argentine global external bonds
maturing 2015....................            -            -               -                -             -              -
Medium Term Treasury Bonds
maturing 2002....................            -            -               -    Ps.    91,823   Ps.  (3,453) Ps.    88,370
Medium Term Treasury Bonds
maturing 2003....................            -            -               -          395,214       (23,523)       371,691
Medium Term Treasury Bonds
maturing 2004....................            -            -               -          291,101       (22,254)       268,847
Medium Term Treasury Bonds
maturing 2005....................            -            -               -          180,070        (8,951)       171,119
Structured Notes.................            -            -               -          449,499       (57,447)       392,052
                                  ------------- ------------- --------------- ---------------- ------------ -------------
    Total available for
    sale securities..............      615,860            -         615,860        1,407,707      (115,628)     1,292,079
GalTrust I.......................      296,050            -   (1)    41,617          448,082       (15,209)       432,873
GalTrust II, III, IV and V.......      233,544   Ps.(26,111)        207,433                -             -              -
Other securities.................      203,248            -         203,248          261,344             -        261,344
                                  ------------- ------------- --------------- ---------------- ------------ -------------
    TOTAL........................ Ps.1,348,702  Ps. (26,111)  Ps. 1,068,158    Ps. 2,117,133   Ps.(130,837) Ps. 1,986,296
                                  ============= ============= =============== ================ ============ =============



                                                Banco Galicia
                                  ------------------------------------------
                                                June 30, 2000
                                  ------------------------------------------
                                                   Gross
                                     Carrying    Unrealized
                                      value        Losses     Market value
                                  ------------- ------------ ---------------

National Government
Bonds............................            -            -               -
Argentine External
Bills............................            -            -               -
Fiscal Credit
Certificate......................            -            -               -
Argentine global external bonds
maturing 2015....................       64,553  Ps.  (1,577) Ps.     62,976
Medium Term Treasury Bonds
maturing 2002....................  Ps.  91,823       (3,993)         87,830
Medium Term Treasury Bonds
maturing 2003....................      395,214      (22,967)        372,247
Medium Term Treasury Bonds
maturing 2004....................      291,101      (20,043)        271,058
Medium Term Treasury Bonds
maturing 2005....................      180,070       (9,469)        170,601
Structured Notes.................      459,004      (60,136)        398,868
                                  ------------- ------------ ---------------
    Total available for
    sale securities..............    1,481,765     (118,185)      1,363,580
GalTrust I.......................            -            -               -
GalTrust II, III, IV and V.......            -            -               -
Other securities.................      296,883            -         296,883
                                  ------------- ------------ ---------------
    TOTAL........................ Ps.1,778,648  Ps.(118,185)  Ps. 1,660,463
                                  ============= ============ ===============

(1) For U.S. GAAP purposes, the unrealized loss of Ps.254,433 is considered to be other than temporary (see note 39 j.)


The   maturities   at   December   31,   2001  of  the   government   securities
available-for-sale and the GalTrust I, II, III, IV and V securities included in the Article 9 balance sheet are as follows:

                                                                  Grupo Galicia
                                   ----------------------------------------------------------------------------
                                                                December 31, 2001
                                   ----------------------------------------------------------------------------
                                                                                    Maturing
                                                                    Maturing         after
                                                    Maturing      after 1 year    5 years but      Maturing
                                     Carrying        within       but within 5     within 10         after
                                       Value         1 year           years          years         10 years
                                   --------------  ------------   -------------- -------------  --------------
National Government
Bonds............................  Ps.   279,277   Ps. 279,277               -              -               -
Argentine External Bills.........        283,577             -    Ps.  283,577              -               -
Fiscal Credit
Certificate......................         53,006             -          53,006              -               -
                                   --------------  ------------   -------------- -------------  -------------
  Total available for sale
  securities.....................        615,860   Ps. 279,277    Ps.  336,583              -               -
                                                   ============   =============  ============== =============
GalTrust I.......................        296,050        34,595          92,535   Ps.  100,348   Ps.    68,572
GalTrust II, III, IV and V.......        233,544        23,757          95,031         76,745          38,011
Other securities.................        203,248
                                   --------------
  TOTAL..........................  Ps. 1,348,702
                                   ==============



                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


28.  Operations by Geographical Segment

The main financial information, classified by country where transactions originate, is shown below. Most of the transactions originated in the Republic of Uruguay were with Argentine citizens and enterprises, and were denominated in U.S. dollars. Transactions between different geographical segments have been eliminated for the purposes of this note.

                                                      Grupo Galicia                            Banco Galicia
                                           ------------------------------------    --------------------------------------
                                              Year ended      Six-month period
                                             December 31,     ended December 31,            Years ended June 30,
                                           ------------------------------------    --------------------------------------
                                                2001                2000                 2000                1999
                                           -----------------  -----------------    -----------------  -------------------
Total revenues:(*)
   Republic of Argentina.................  Ps.    2,323,516   Ps.    1,027,527     Ps.    1,877,596   Ps.      1,733,573
   Republic of Uruguay...................            96,929             36,677               70,888               57,204
   U.S.A. ...............................            62,918             31,793               50,677               50,114
   Grand Cayman Island...................               388                  1                    1                    9
   United Kingdom........................                83                 23                   40                   34
Net income (loss), net of monetary
effects allocable to each country:
   Republic of Argentina.................           132,894            106,566              169,549              181,035
   Republic of Uruguay...................          (16,241)           (10,710)             (14,492)             (27,128)
   U.S.A.................................            25,837              9,517               18,355               10,111
   Grand Cayman Island...................          (21,607)           (15,007)             (16,081)             (12,415)
   United Kingdom........................             (826)              (456)              (1,007)              (1,006)
Total assets:
   Republic of Argentina.................        10,842,710         15,445,658           14,916,736           12,589,778
   Republic of Uruguay...................         1,304,877            696,661              619,245              623,684
   U.S.A.................................           502,179            597,618              544,697              506,376
   Grand Cayman Island...................               340                 67                   40                   22
   United Kingdom........................             1,621              1,133                1,024                  958
Fixed assets
   Republic of Argentina.................           277,575            257,700              254,120              232,943
   Republic of Uruguay...................             5,427              5,771                5,578                5,608
   U.S.A.................................               281                308                  261                  245
   Grand Cayman Island...................                 -                  -                    -                    -
   United Kingdom........................                41                 76                  105                  168
Miscellaneous assets
   Republic of Argentina.................           105,142             81,593               73,866               49,566
   Republic of Uruguay...................               737                 43                   45                   11
   U.S.A.................................                 -                  -                    -                    -
   Grand Cayman Island...................                 -                  -                    -                    -
   United Kingdom........................                 -                  -                    -                    -
Goodwill
   Republic of Argentina.................           124,303             81,803               66,563               66,795
   Republic of Uruguay...................             2,152              2,438                2,583                    -
   U.S.A.................................                 -                  -                    -                    -
   Grand Cayman Island...................                 -                  -                    -                    -
   United Kingdom........................                 -                  -                    -                    -
Other intangible assets
   Republic of Argentina.................            98,622             84,407               78,706               67,638
   Republic of Uruguay...................               207                336                   51                   72
   U.S.A.................................               516                448                  206                  258
   Grand Cayman Island...................                 2                  6                    8                   11
   United Kingdom........................                 -                  -                    -                    -
Geographical segment assets as a
percentage of total assets
   Republic of Argentina.................            85.70%             92.26%               92.75%               91.76%

   Republic of Uruguay...................             10.31               4.16                 3.85                 4.54

   U.S.A.................................              3.97               3.57                 3.39                 3.69

   Grand Cayman Island/United Kingdom....              0.02               0.01                 0.01                 0.01



(*) The caption Revenues includes financial income, income from services and miscellaneous income.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


29.  Financial Instruments with Off-Balance Sheet Risk

In the normal course of its business, the Bank was a party to financial instruments with off-balance sheet risk, in order to meet the financing needs of its customers. These instruments expose the Bank to credit risk, in addition to amounts recognized in the consolidated balance sheets. These financial instruments include commitments to extend credit, standby letters of credit, guarantees granted and acceptances. Guarantees granted are surety guarantees in connection with transactions between two parties.

The Bank uses the same credit policies in making commitments, conditional obligations and guarantees as it does for granting loans. In the opinion of Management, the Bank's outstanding commitments and guarantees do not represent unusual credit risk.

The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument, for commitments to extend credit, standby letters of credit, guarantees granted and acceptances is represented by the contractual notional amount of those investments.

A summary of the credit exposure related to these items is shown below:

                                                            Grupo Galicia                   Banco Galicia
                                                --------------------------------------  -------------------
                                                            December 31,                     June 30,
                                                --------------------------------------  -------------------
                                                       2001                2000                2000
                                                -------------------  -----------------  -------------------
Commitments to extend credit.................   Ps.       253,758    Ps.      359,011   Ps.        584,882
Standby letters of credit....................              24,851              83,181               95,158
Guarantees granted...........................             340,827             387,022              354,857
Acceptances..................................              70,193              63,357               63,042


Commitments to extend credit are agreements to lend to a customer at a future date, subject to the meeting of the contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent actual future cash requirements of the Bank. The Bank evaluates each customer's creditworthiness on a case-by-case basis. In addition to the above commitment, at December 31, 2001, 2000 and June 30, 2000, the available purchase limits for credit card holders amounted to Ps.2,475,223, Ps.1,873,904 and Ps.1,486,042, respectively.

Standby letters of credit and guarantees granted are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.

Acceptances are conditional commitments for foreign trade transactions.

The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees. These financial customer guarantees are classified, by type, as follows:


                                                            Grupo Galicia                   Banco Galicia
                                                --------------------------------------  -------------------
                                                            December 31,                     June 30,
                                                --------------------------------------  -------------------
                                                       2001                2000                2000
                                                -------------------  -----------------  -------------------
Preferred counter guarantees.................   Ps.   122,991        Ps.     146,853    Ps.      180,271
Other counter guarantees.....................          29,275                 37,037              33,378



                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


The Bank accounts for checks drawn on it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time as the related item clears or is accepted. In management's opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process were as follows:


                                                              Grupo Galicia                   Banco Galicia
                                                   ------------------------------------   -----------------------
                                                               December 31,                       June 30,
                                                   ------------------------------------   -----------------------
                                                         2001               2000                    2000
                                                   ---------------- -------------------   -----------------------

Checks drawn on the Bank.........................  Ps.   386,709    Ps.    100,745         Ps.           122,525
Checks drawn on the other Bank...................        479,891           175,374                       210,862
Bills and other items for collection.............        299,597           534,235                       534,137




As regards the fiduciary risk, during the fiscal year 2000, the Bank was appointed as trustee under four trust agreements to guarantee compliance with the obligations arising from different contracts between the parties. At
December 31, 2001, 2000 and June 30, 2000, the trust funds amounted to Ps.25,267, Ps.66,671 and Ps.136,627, respectively.

In addition, the Bank has securities in custody, mainly related to its activity as mutual fund depositary institution. At December 31, 2001, 2000 and June 30, 2000, these securities amounted to Ps.1,953,515, Ps.4,839,961 and Ps.4,237,217, respectively.


30.  Derivative Financial Instruments

The Bank uses a variety of derivative financial instruments, including forward contracts, options and interest rate futures as part of its overall risk management strategy and for trading purposes. To the extent that these instruments create any interest rate, foreign currency or other financial mismatch between the Bank's assets and liabilities, the derivative financial instruments increases the market risk to which the Bank is exposed.

In addition the Bank is exposed to credit risk on these instruments. The Bank would have credit losses in the event of non-performance by the counter-parties that issued the financial instruments. The credit exposure of derivative contracts is represented by the sum of the positive fair value of the individual contracts at the reporting date.

In order to reduce its counter-party credit risk the Bank performs a credit analysis of each counter-party and does not exceed the exposure limits established by the Board of Directors.

The following was the notional and fair values of the Bank's derivative activities at December 31, 2001 and 2000.

                       ----------------------------------------------------------------------------------------------------------
                                                                                                      Fair Values
                                  Notional                       Book                      ---------------------------------------
                                  Amounts                        Value                  Asset                    Liability
                       ----------------------------     ----------------------- -------------------------  -----------------------
                           2001            2000            2001         2000        2001          2000        2001        2000
                       ------------   -------------     ----------   ----------  -----------  -----------  ----------  -----------
Interest rate
futures contract...... Ps.        -   Ps.   200,000              -       1,555             -        1,555           -           -
                                                                                                                    -           -
Forward currency
exchange contracts:
Purchases............. Ps.      343   Ps.    90,105     Ps.      1   Ps.   920   Ps.       -            -  Ps.      1  Ps.  1,010
Sales.................      169,758       1,023,852          6,406      19,818         6,835  Ps.  27,987           -           -
                                                                                 -----------  -----------  ----------- -----------
                                                                                 Ps.   6,835  Ps.  29,542  Ps.      1  Ps.  1,010
                                                                                 ===========  ===========  =========== ===========


                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


The following was the notional and fair values of the Bank's derivative activities at June 30, 2000.



                                                                   Banco Galicia          Fair Values
                                                   Notional           Book          ----------------------------------
                                                   Amounts            Values             Asset           Liability
                                              ----------------   ----------------   ---------------  -----------------

Interest rate futures contract............... Ps.     200,000    Ps.        2,129            2,129                  -
                                                                                                                    -

Forward currency exchange contracts:
Purchases.................................... Ps.      49,619    Ps.        1,496   Ps.          -   Ps.        2,852
Sales........................................         959,068              32,440           51,641                  -
                                                                                    ---------------- ----------------
                                                                                    Ps.     51,641   Ps.        2,852
                                                                                    ================ ================


At December 31, 2001 and 2000, June 30, 2000 and 1999, the options bought and sold were recorded at their exercise price in memorandum accounts. The premiums collected and/or paid have been accrued on a straight-line basis over the life of the contract.

                                               Grupo Galicia                                       Banco Galicia
                     -------------------------------------------------------------------  --------------------------------
                                                                                             Memorandum      Fair Value
                             Memorandum Accounts                   Fair Value                Accounts
                     ---------------------------------   -------------------------------  --------------------------------
                         December       December 31,         December      December                 June 30, 2000
                         31, 2001           2000             31, 2001      31, 2000
                     ----------------  --------------     -------------  ---------------  --------------------------------
Option contracts:
Written call options  Ps.     3,527          12,281       Ps.    3,527    Ps.   12,281     Ps.         -      Ps.       -
Purchased call
options                         743          12,281                743          12,281                 -                -


At December 31, 2000 the Bank recorded a written call option related with the sale of Inversora en Distribucion Entre Rios S.A.


31.  Disclosure about Fair Value of Financial Instruments

Financial Accounting Standards No. 107 ("SFAS") "Disclosures about Fair Value of Financial Instruments" requires disclosures of estimates of fair value of financial instruments. These estimates were made at the end of December 2001 and 2000, at the end of June 2000. Because many of the Bank's financial instruments do not have a ready trading market from which to determine fair value, the disclosures are based upon significant estimates regarding economic and current market conditions and risk characteristics. Such estimates are subjective and involve matters of judgment and, therefore, are not precise and may not be reasonably comparable to estimates of fair value for similar instruments made by other financial institutions.

The estimated fair values do not include the value of assets and liabilities not considered financial instruments. Additionally, values attributable to deposit relationships (core deposit intangibles) and consumers (credit card intangibles) are not reflected.

In order to determine the fair value, cash flows were discounted for each category or group of loans having similar characteristics, based on credit risk, guarantees and/or maturities, using rates offered for similar loans by the Bank at December 31, 2001 and 2000, and June 30, 2000, respectively.

It should be noted, however, that subsequently to December 31, 2001, the current economic policy (the repeal of the Convertibility Law, the devaluation of the peso, the compulsory "asymmetric pesification" of bank assets and liabilities, the restructuring of deposits, the default on the public debt, among the most significant)

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


and the  inconsistency  of its  implementation  have led to:


- the abandonment of the monetary and foreign exchange system which had been in force for the last 10 years, including a devaluation of the peso of approximately 75%,

- the compulsory modification by the govemment of most of the contracts outstanding between economic agents, which, among others, has completely modified the currency denomination of bank assets and liabilities as of December 31, 2001, and the terms and conditions of its assets and liabilities outstanding as of December 31, 2001,

- the radical change of the regulatory framework for the financial system, with the policy implementation measures necessary to complete the design of such regulatory framework (including the regulations that would establish the exact amount of the compensation to be received by banks) still pending,

- the disruption of macroeconomic equilibrium (already jeopardized by year-end 2001), given the magnitude of the devaluation, the pressures on the price system and the uncertainty arising from the devaluation and the fact that the Argentine Central Bank was allowed to print currency,

-    the  virtual  paralysis  of  economic  activity,   which  has  impacted  on
     borrowers' ability to repay loans,

- an unprecedented level of uncertainty which has prevented us from reasonably quantify under Argentine Banking GAAP, Argentine GAAP, U.S. GAAP or any other basis the impact of the current Argentine crisis on the Group's or the Bank's total assets and liabilities (and its relevant components), shareholders' equity and net income (and its components) as of and for the year ended December 31, 2001, or any period thereafter. Although uncertain, such impact could be material and adverse,

Due to the uncertainties derived from the economic crisis existing in Argentina at the end of 2001 and the economic policy measures taken by the Government to confront this crisis, the future actual results could differ from the evaluations and estimates made at the date of the preparation of this quantitative analysis and these differences could be significant. Therefore, the following fair values estimated under FAS 107 must be considered in light of these circumstances.


                                                                Grupo Galicia                               Banco Galicia
                                         ------------------------------------------------------------  -------------------------
                                                                December 31,                                   June 30,
                                         ------------------------------------------------------------  -------------------------
                                                      2001                             2000                      2000
                                         ------------------------------  ---------------------------  -------------------------
                                          Book Value      Fair Value       Book Value     Fair Value    Book Value    Fair Value
                                         -------------  ---------------  -------------  ------------  ------------  ------------

  Derivative activities: (see Note 30)
Assets.................................. Ps.     6,406   Ps.     6,835   Ps.    19,818  Ps.   27,987  Ps.   32,440   Ps.   51,641
Liabilities.............................             1               1             920         1,010         1,496          2,852

         Non derivative activities:
Assets:
Cash and due from banks (1)............. Ps.   517,301   Ps.   517,301   Ps.   620,070       620,070       625,416        625,416
Government securities (2)                      124,015         124,015
   Trading..............................       124,015         124,015          72,662        72,662       312,432        312,432
   Investment...........................             -               -           4,581         4,298        98,769         93,734
Loans (3)...............................     9,125,263       6,375,856       9,244,929     9,200,822     9,326,772      9,296,723
Structured notes (4) ...................             -               -         449,499       392,052       459,004        398,868
Others (5)..............................     1,621,769       1,117,311       4,349,160     4,276,073     4,348,426      4,295,412

Liabilities:
Deposits (6)............................ Ps. 6,127,996  Ps.  6,127,209   Ps. 8,903,774  Ps.8,906,577  Ps.8,743,552   Ps.8,749,108
Other liabilities resulting from
financial Intermediation :
Central Bank (7)........................     1,557,056       1,557,056           4,450         4,450         5,945          5,945
Banks and international entities and
Loans from Domestic Financial
Institutions (8)........................       935,528         789,082       1,095,680     1,095,093     1,167,387      1,166,783
Negotiable obligations..................       849,529         546,343       1,234,261     1,226,157     1,255,887      1,251,488
Others (9)..............................     1,268,272       1,224,156       2,759,376     2,756,329     2,342,849      2,339,555
                  The following is a description of the estimating techniques applied:



                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


(1) Cash and due from banks: By definition, cash and due from banks are short-term and do not possess credit loss risk. The carrying values at December 31, 2001 and 2000, and June 30, 2000 are a reasonable estimate of fair value.

(2) Government securities: Government securities held for trading purposes and government securities available for sale are carried at fair value. The fair value of the Bank's government securities held for investment have been estimated using the quoted market value.

(3) Loans: In order to determine the fair value of loans, the portfolio was segregated by loan type, repricing characteristics and credit quality. For performing loans, contractual cash flows of loans were discounted at estimated market rates. For non-performing loans, expected cash flows were discounted using an estimated rate considering the time of collection. The value of collateral was considered in the estimation of cash flows.

(4) Structured notes: the fair value of the structured notes has been estimated using the market value of the underlying securities.

(5) Others: Includes other receivables from financial brokerage and equity investments in other companies. A majority of the items included under "Other Receivables from Financial Brokerage" are short-term in nature and do not possess significant risk although the fair value of the forward purchases of government securities held for investment purposes is the quoted market value of the underlying government securities. Are also include under this caption the Galtrust I debt securities and trust certificates and the estimated fair values of this assets are in accordance with SFAS 125. Equity investments in companies where significant influence is exercised are not within the scope of SFAS No. 107. Equity investments in other companies are carried at market value less costs to sell. The book value of unquoted equity securities is believed by management to approximate fair value.

(6) Deposits: The fair value of deposit liabilities on demand and savings account deposits is similar to its book value. The fair value of term deposits was estimated at the expected future cash flows discounted at the estimated market rates at year-end.

(7) Central Bank: Deposits from the Argentine Central Bank are short-term lines. The book value at December 31, 2000, June 30, 2000 and 1999 are reasonable estimate of fair value. At December 31, 2001 "Central Bank" includes Argentine Central Bank's liquidity loans which conditions for repayment is still pending. The book value of these borrowings is believed by management to approximate fair value.

(8)  Banks  and  international   entities  and  Loans  from  Domestic  Financial
     Institutions: Includes credit lines borrowed under different credit arrangements from local and foreign entities. Where a market exists in the Bank's debt, the quoted market prices have been taken as a best estimate of fair value. For obligations which carry a fixed interest rate and have a maturity of more than one year, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates. For short-term obligations or obligations that carry a variable interest rate, the carrying value of the obligation has been assumed to approximate fair value.


(9) Negotiable obligations: The fair value of the negotiable obligations were determine based on quoted market prices.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


(10) Others: Includes other liabilities resulting from financial brokerage the carrying values of which at December 31, 2000, June 30, 2000 and 1999 are a reasonable estimate of fair value. It also includes the New York branch and the Banco Galicia Uruguay S.A. debt securities which fair value were determined based upon a discounted cash flow, applying estimated current market rates for the remaining terms of the debt securities.


32.  Cash Dividends

On March 15, 2001, the shareholders of Grupo Galicia approved a cash dividend of Ps.32,390.


33. Preferred Liabilities of the former Banco Almafuerte Coop. Ltdo., Banco Mayo Coop. Ltdo., Banco Mendoza S.A. and Banco Merco Bank S.A.

During the years ended June 30, 1999, 2000 and December 31, 2000 and 2001, the Bank acquired certain interest in a trust sponsored by SEDESA, the Argentine deposit insurance authority. The trust holds the assets of 3 failed Argentine banks. The Bank acquired the interests in exchange for the assumption of the deposit liabilities of the failed banks. The Bank's interest in the trust consists of preferred certificates A, and subordinated certificates C, whose payments are guaranteed by SEDESA. At December 31, 2001, 2000, June 30, 2000 and 1999, trust certificates were recorded at an amount of Ps.29,568, Ps.27,426, Ps.27,697 and Ps.44,355 respectively, in the consolidated financial statements. During the fiscal year ended June 30, 2000, the Bank collected from SEDESA all the remaining subordinated certificates C.


34.  Trust Activities

Setting up of the "Galtrust I" Individual Financial Trust

On October 20, 2000 the Bank securitized a group of loans that were granted to the Argentine Provinces. The taxation revenues from the local provinces collateralize these loans. The Bank transferred the ownership of the loans to a trust Galtrust I. In turn the trust issued Class "A" Debt Securities with a face value of Ps.100,000, Class "B" Debt Securities with a face value of Ps.200,000 and Financial Trust Participation Certificates with a face value of Ps.200,000.

Under this global program, the Bank transferred the trust ownership of loans amounting Ps.490.224 granted to Argentine provinces collateralized by the federal tax sharing corresponding to those Provinces and reserve investments for Ps.7,761, to the GalTrust I Financial Trust in exchange for cash and retained interest in the trust in the form of Class "A" Debt Securities, Class "B" Debt Securities and Financial Trust Participation Certificates.

As of December 31, 2001, those securities are held in the Bank's portfolio for Ps.296,050.

Setting up of the " Galtrust II, III, IV and V " Individual Financial Trusts

At the meeting held on December 6, 2001, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved the creation of the Universal Program for the Securitization of Loans for the issue of debt securities and/or certificates of participation in Galtrust Financial Trusts. This program was approved by the National Securities Commission ("the CNV") through its resolution No. 13334 dated April 6, 2000, for a face value of

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


up to U.S.$1,000,000 thousand (the "Program") and authorized the Bank's participation as originator, trustor and manager of that program.

The trustee of the trusts is Trust of New York, National Association, through its permanent representation in Argentina. Four financial trusts, "Galtrust II, III, IV and V - Letras Hipotecarias", were set up under the above-mentioned program and Certificates of Participation and Debt Securities were issued under those trusts.

On December 2001, the Bank transferred the trust ownership of mortgage loans amounting to Ps.238,642 to the Galtrust II, III, IV and V - Letras Hipotecarias.

The Bank subscribed Certificates of Participation for a face value of Ps.62,643 thousand, in which it had a 100% interest and the remaining Class A and Class B Debt Securities were subscribed for by the Bank and Hartford Seguros de Vida S.A.

As of December 31, 2001, the Bank held Certificates of Participation and Class A and Class B Debt Securities in its portfolio for Ps.233,544.


35.  Purchase of Regional Credit Card Issuing Companies

Tarjetas Regionales S.A. is a holding company, which as of December 31, 2001, was wholly owned by Grupo Financiero Galicia S.A. through its subsidiaries Banco Galicia Uruguay S.A. and Banco de Galicia y Buenos Aires S.A.

As of December 31, 2001, the total goodwill value for the acquisition of the regional-credit-card companies, which includes the goodwill for the companies previously acquired, amounted to Ps.69,633 and, net of accumulated amortization of Ps.17,888, to Ps.51,745. Under Argentine Banking GAAP this goodwill is being amortized over ten years.

During September 1999, Tarjetas Regionales S.A. sold to BAPRO Medios de Pago S.A. 3,400 ordinary shares of Tarjetas del Mar S.A. that represented the 17% of this company's capital stock. The total price of the transaction amounted to Ps.2,156 and the Bank recorded a gain of Ps.1,337.

During January 2000, Tarjetas Regionales S.A purchased from Credit Card Financing Corp. 182,162 ordinary shares of Tarjetas del Sur S.A to increase its interest in this company's capital stock from 12.5% to 60%. The price paid for these shares was Ps.7,000.

During February 2000, Tarjeta Naranja S.A purchased from Sociedad Anonima Importadora y Exportadora de la Patagonia its interest in Tarjetas del Sur S.A, which represents 40% of the shares in this company, increasing the Bank's interest to 92%.The price paid for these shares was Ps.4,800.

On July 4, 2000, Tarjeta Naranja S.A. acquired 3,600,000 shares representing 40% of the capital stock and voting rights of Tarjeta Comfiar S.A., increasing the Bank's interest to 92%.

On March 29, 2001, Tarjetas del Sur S.A. l merged into Tarjeta Naranja S.A.

On December 28, 2001, the Board of Directors of Tarjetas Regionales S.A. accepted the contribution made by its shareholder Banco de Galicia y Buenos Aires S.A. consisting of all credits held in that company by

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


Banco de Galicia y Buenos Aires S.A. for an amount of Ps.66,534 as irrevocable capital contributions on account of future issues of shares.

During the first quarter of fiscal year 2001, Tarjetas Regionales S.A. sold part of interest (12%) in Tarjetas del Sur S.A. for Ps.1,440.

The  following  table   discloses   supplementary   information   regarding  the
regional-credit-card companies consolidated.

                                        Grupo Galicia          Banco Galicia          Grupo Galicia       Banco Galicia
                                ---------------------------- -------------------------------------------------------------
                                                              Equity interest
                                    Equity interest as at         as at                       Book Value as at
------------------------------------------------------------ -------------------------------------------------------------
                                       December 31,              June 30,             December 31,           June 30,
                                -----------------------------------------------   ----------------------------------------
                                   2001           2000             2000                2001        2000        2000
                                -----------------------------------------------   ----------------------------------------
Tarjeta Comfiar S.A                92%            92%              60%            Ps.   9,389       7,259   Ps.     6,914
Tarjetas Cuyanas S.A               60%            60%              60%                  9,576       8,488           8,543
Tarjetas del Mar S.A               50%            50%              50%                  2,720       2,742           1,617
Tarjeta Naranja S.A                80%            80%              80%                 71,866      54,150          49,965
Tarjetas del Sur S.A                -             92%              92%                    -         4,619           2,735
                                                                                  -----------   ----------   -------------
Total                                                                             Ps.  93,551   Ps.77,258          69,774
                                                                                  ===========   ===========  =============

The portion of the shares not owned by the Bank is shown in the balance sheet and in the income statement, under the minority interest caption.

The following table shows supplementary unaudited proforma information regarding the Bank's results of operations as if the acquisition had been made at the beginning of the fical year ended June 30, 1999:

                                    June 30,
                             ----------------------
                                     1999
                             ----------------------
Revenues                     Ps.         1,844,764
Net income                                 152,174
Earning per share                            0.325


36.  Sale of the equity interest in the Consolidar Group

On June 30, 1999 Banco Galicia sold to Banco Bilbao Vizcaya S.A. its interest in the Consolidar Group, which included 31.91% of the capital stock of Consolidar A.F.J.P., 33.33% of Consolidar Cia. de Seguros de Vida S.A., and 33.33% of Consolidar Cia. de Seguros de Retiro S.A., for a total consideration of Ps.176,623, which was paid after the closing date in shares of Banco Bilbao Vizcaya S.A. The profit of this transaction amounted to Ps.110,447, and was included in miscellaneous income.

On June, 30 1999, the Bank accounted for the total amount of Ps.176,623 in its balance sheet as a miscellaneous receivable. A share put option contract exercisable on these shares was entered into by Galicia and was exercisable within 90 days. Also, a share call option contract exercisable on these shares was entered into by Banco Bilbao Vizcaya S.A., exercisable from day 91 to day
100. Under these contracts, Galicia agreed to sell the shares to Banco Bilbao Vizcaya S.A. and Banco Bilbao Vizcaya S.A. agreed to purchase the shares, at a fixed exercise price.

During the 90 days after June 30, 1999, the share put option contract was exercised and the Bank sold all the shares in Banco Bilbao Vizcaya for Ps.178,253.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


37.  Segment Reporting

The Bank has disclosed its segment information in accordance with the Statement of Financial Accounting Standards No. 131, "Disclosures about Segment of an Enterprise and Related Information". This standard establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available and which is regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Reportable segments consist of one or more operating segments with similar economic characteristics, distribution systems and regulatory environment. The information provided for Segment Reporting is based on internal reports used by management.

The following summarizes the aggregation of Grupo Galicia's operating segments into reportable segments:

Grupo Galicia: this segment includes the income and expenses related to the Holding Company, not attributable to its investments.

Insurance: includes the results of Grupo Galicia's equity interest in the insurance companies. At December 31, 2001, Grupo Galicia maintained, through its subsidiary Sudamericana Holding S.A., controlling interests in Galicia Vida Compania de Seguros S.A., Galicia Retiro Compania de Seguros S.A., Instituto de Salta Compania de Seguros de Vida S.A., Aseguradora de Personas Galicia S.A. and Hartford Salud S.A.

Other Group's Businesses: this segment includes the results of the business of Galicia Warrants S.A. and Net Investment S.A. and its subsidiaries.

Buenos Aires Metropolitan branches: corresponds to the results of operations conducted with large corporations, small and medium-sized companies and individuals in branches located in the Federal Capital and Greater Buenos Aires (where the relatively greater economic activity occurs).

Branches throughout the rest of the country: this segment includes the results of operations with large corporations, small and medium-sized companies and individuals in the branches located in the rest of the country.

Home office: includes the results of operations with customers (large corporations, small and medium-sized companies and individuals) located in it, as well as the results of operations with the national and provincial public sectors.

Regional credit card companies: includes the results of the Bank's equity interests in the regional credit card companies. At December 31, 2001, the Bank maintained, through its subsidiary Tarjetas Regionales S.A., controlling interests in Tarjeta Naranja S.A. (80%) in the province of Cordoba, Tarjetas Cuyanas S.A. (60%) in the province of Mendoza, Tarjeta Comfiar (92%) in the Province of Santa Fe, and Tarjetas del Mar (50%) in the Province of Buenos Aires.

International: the results of operations conducted through Banco Galicia Uruguay S.A., Banco de Galicia Cayman Ltd., the New York and Cayman branches, except for the operations carried out with customers located in some of the regions mentioned above. Furthermore, it includes the results of Galicia y Buenos Aires Securities (UK) Ltd. and the Bank's equity interest in Banco Barclays e Galicia S.A., based in Sao Paulo, Brazil.

Other financial business: This segment mainly includes the results of the business of Galicia Capital Markets S.A., Galicia Valores S.A. Sociedad de Bolsa, Agro Galicia S.A. and Galicia Factoring y Leasing S.A.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


Other equity investments: Includes the results of the capital expenditures made by the Bank as minority interest in a variety of infrastructure and public utility service companies, such as Aguas Argentinas S.A., Correo Argentino S.A., Inversora Nihuiles S.A., Inversora Diamante S.A., etc.

Overhead and corporate adjustments: Includes the results of the operations that can not be allocated to the segments above and the results of the operations conducted between the aforementioned segments.

Transactions between different segments are carried out on an arms-length basis. The Bank evaluates segment performance based on net income. The table below shows the segment information for continuing operations for the year ended December 31, 2001, for the six-month period ended December 31, 2000 and for the two fiscal years ended June 30, 2000 and 1999:

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)



                                                                               Grupo Galicia
                        -----------------------------------------------------------------------------------------------------------
                                                Rest of
Year ended December              Buenos Aires     the                   Regional              Other        Other
31, 2001                 Grupo   Metropolitan   Country       Head       Credit    Interna-  Financial     Equity       Insurance
                        Galicia    Branches     Branches     Office      Cards     tional    Businesses  Investments     Business
                        -------- -------------  --------- ------------ --------- ----------  ----------- ------------  -----------
Net Financial Income       534      215,766       136,850      365,990    50,536     67,040     (288)          -          4,798

Net Income from
Services                    (2)     143,406        78,355      42,742    141,309      8,837    19,929          -        (4,652)

Provision for Loan
Losses                        -      96,836        81,152     199,825     68,717     11,165         -          -              -

Operating Income            532     262,336       134,053     208,907    123,128     64,712    19,641          -            146

Operating Expenses        3,388     226,234       154,056      75,931    115,215     34,808    13,466          -          9,297

Other Income (Loss)       (985)      13,385        22,696      10,002       (82)      9,986     2,424    (1,489)          9,281

Minority Interest             -           -             -           -    (1,989)      1,804     (113)          -           (45)

Pre-tax Income          (3,841)      49,487         2,693     142,978      5,842     41,694     8,486    (1,489)             85

Income tax provision          -      20,154         1,097      58,228      9,981        965     1,616          -              -

Net Income              (3,841)      29,333         1,596      84,750    (4,139)     40,729     6,870    (1,489)             85

Net Income as a
percentage of
Consolidated Net
Income                     (3%)         24%            1%         71%       (4%)        34%        6%       (1%)             0%

Average Loans                 -   1,826,426     1,658,950   4,150,957    423,187  1,018,080         -          -              -

Average Deposits              -   3,604,794     2,273,931   2,074,213          -    539,084         -          -              -


                                     Overhead
                          Other        and
                          Group's    Corporate    Consolidated
                        Businesses  Adjustments      Total
                        ----------  -----------  --------------

Net Financial Income        140       (178,471)      662,895

Net Income from
Services                  2,096         (4,192)      427,828

Provision for Loan
Losses                        -               -      457,695

Operating Income          2,236       (182,663)      633,028

Operating Expenses        2,770        (13,421)      621,744

Other Income (Loss)       (241)         126,034      191,011

Minority Interest            19         (9,732)     (10,056)

Pre-tax Income            (756)        (52,940)      192,239

Income tax provision        219        (20,078)       72,182

Net Income                (975)        (32,862)      120,057

Net Income as a
percentage of
Consolidated Net
Income                     (1%)           (27%)         100%

Average Loans                 -               -    9,077,600

Average Deposits              -        (44,760)    8,447,262



                                                                   Grupo Galicia
                       ------------------------------------------------------------------------------------------------------
Six-month Ended                  Buenos         Rest                                                               Overhead
December 31, 2000                Aires         of the                Regional             Other       Other          and
                        Grupo    Metropolitan  Country      Head      Credit   Interna-  Financial    Equity      Corporate
                       Galicia   Branches      Branches    Office     Cards    tional    Businesses  Investments Adjustments
                       --------  ------------  ---------  ---------  --------  --------  ----------  ----------- ------------
Net Financial Income     1,276     117,870        78,620    130,481   32,086     26,914        883           -      (10,680)

Net Income from
Services                     -      65,562        38,151     20,770   56,179      2,643      9,692           -       (1,715)

Provision for Loan
Losses                       -      47,420        40,522      9,663   25,055      1,021          -           -             -

Operating Income         1,276     136,012        76,249    141,588   63,210     28,536     10,575           -      (12,395)

Operating Expenses         913     110,807        79,541     25,495   50,919     12,224      5,891           -        16,098

Other Income (Loss)      (417)       5,824         5,022      9,491  (4,403)    (3,262)        940     (1,848)       (5,919)

Minority Interest            -           -             -          -      123          -        (5)           -       (6,426)

Pre-tax Income            (54)      31,029         1,730    125,584    8,011     13,050      5,619     (1,848)      (40,838)

Income tax provision         -      10,104           563     40,895   10,253        273      1,494           -      (11,209)

Net Income                (54)      20,925         1,167     84,689  (2,242)     12,777      4,125     (1,848)      (29,629)

Net Income as a
percentage of
Consolidated Net
Income                     0%          23%            1%        94%     (2%)        14%         5%        (2)%         (33%)

Average Loans               -    1,850,845     1,776,128  4,098,618  385,388    818,821          -           -             -

Average Deposits            -    3,683,931     2,301,806  2,314,288        -    473,200          -           -      (67,425)


                      Consolidated
                         Total
                      ------------
Net Financial Income      377,450

Net Income from
Services                  191,282

Provision for Loan
Losses                    123,681

Operating Income          445,051

Operating Expenses        301,888

Other Income (Loss)         5,428

Minority Interest         (6,308)

Pre-tax Income            142,283

Income tax provision       52,373

Net Income                 89,910

Net Income as a
percentage of
Consolidated Net
Income                       100%

Average Loans           8,929,800

Average Deposits        8,705,800



                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)



                                                                Banco Galicia
                       ------------------------------------------------------------------------------------------------------------
                          Buenos      Rest of                                                                 Overhead
                          Aires         the               Regional                   Other        Other         and
                       Metropolitan   Country      Head    Credit                  Financial     Equity      Corporate  Consolidated
                         Branches     Branches     Office   Cards    International Businesses  Investment  Adjustments    Totals
                       ------------  ---------- --------- --------- -------------  ----------- ----------  -----------  -----------
Year Ended June 30,
2000

Net Financial Income      209,734     156,885    236,746    86,957     51,828         1,862            -        (21,015)    722,997

Net Income from           130,525      78,556     36,459    74,079      6,334        24,608            -         (8,275)    342,286
Services

Provision for Loan         73,661      69,855     47,778    57,803      3,860             -            -         (3,491)    249,466
Losses

Operating Income          266,598     165,586    225,427   103,233     54,302        26,470            -        (25,799)    815,817

Operating Expenses        211,703     159,166     35,345    85,640     21,156        12,012            -         82,569     607,591

Other Income (Loss)         8,338       9,145     15,157   (3,680)   (12,072)         3,286        2,159          (307)      22,026

Minority Interest               -           -          -       310          -          (12)            -              -         298

Pre-tax Income             63,233      15,565    205,239    14,223     21,074        17,732        2,159      (108,675)     230,550

Income tax provision       19,285       4,747     63,660    15,578        353         4,813            -       (34,210)      74,226

Net Income                 43,948      10,818    141,579   (1,355)     20,721        12,919        2,159       (74,465)     156,324

Net Income as a
percentage of
Consolidated Net
Income                        28%          7%        91%      (1%)        14%            8%           1%      (48%)            100%

Average Loans           1,700,945   1,720,784  3,381,626   325,682   1,154,585            -            -          -       8,283,622

Average Deposits        3,431,912   2,172,086  2,133,626         -     388,134            -            -          -       8,125,758


                                                                Banco Galicia
                       ------------------------------------------------------------------------------------------------------------
                          Buenos      Rest of                                                                 Overhead
                          Aires         the               Regional                   Other        Other         and
                       Metropolitan   Country      Head    Credit                  Financial     Equity      Corporate  Consolidated
                         Branches     Branches     Office   Cards    International Businesses  Investment  Adjustments    Totals
                       ------------  ---------- --------- --------- -------------- ----------- ----------  -----------  -----------
Year Ended June 30,
1999

Net Financial Income      197,091     149,600    145,934    79,078      23,835        1,043            -   (24,007)         572,574

Net Income from           123,902      78,100     27,325    39,025       7,701       28,186            -   (10,065)         294,174
Services

Allowance for Loan         83,174      73,800     22,431    32,845       3,188            -            -        600         216,038
Losses

Operating Income          237,819     153,900    150,828    85,258      28,348       29,229            -   (34,672)         650,710

Operating Expenses        202,918     154,295     46,942    54,363      17,000       12,858            -     73,469         561,845

Other Income (Loss)         3,337       5,700      6,384   (1,435)     (1,170)      119,993        2,427      9,913         145,149

Minority Interest               -           -          -   (9,620)           -      (1,342)            -          -        (10,962)

Pre-tax Income             38,238       5,305    110,270    19,840      10,178      135,022        2,427   (98,228)         223,052

Income tax provision        6,881         954     19,849    11,555       1,702       47,606            -   (16,092)          72,455

Net Income                 31,357       4,351     90,421     8,285       8,476       87,416        2,427   (82,136)         150,597

Net Income as a
percentage of                 21%          3%        60%        6%          6%          58%           2%      (56)%            100%
Consolidated Net
Income

Average Loans           1,680,162   1,617,728  3,104,339   242,009     873,418            -           -           -       7,517,656

Average Deposits        3,159,016   1,989,000  1,601,588         -     410,767            -           -           -       7,160,371



38.  Other post December 31, 2001 Transactions (Unaudited)

Tarjetas Regionales S.A.:
-------------------------

On January 15, 2002, the Extraordinary meeting of the shareholders of Tarjetas Regionales S.A. resolved to increase its capital stock to Ps.103,834 through the issue of 70,734,148 ordinary, book entry shares with a face value of Ps.1 each, entitled to one vote per share. Those shares have been fully subscribed and paid up by the shareholder Banco de Galicia y Buenos Aires S.A. As a result, the new interest percentages held by the shareholders in that company are as follows:
Banco de Galicia y Buenos Aires S.A. 68.22% of the capital stock and voting rights and Banco de Galicia (Cayman) Ltd., the remaining 31.78%.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


During May, 2002, Tarjetas Regionales S.A. purchased from Grupo BAPRO S.A. 10,000 ordinary shares of Tarjetas del Mar S.A. to increase its interest in this company's capital stock from 50% to 100%. The price paid for these shares was Ps.3,097.

Tarjetas del Mar S.A.:
----------------------

On January 2002 Tarjetas del Mar S.A. received a Ps.11,200 60-day loan from Banco de Galicia y Buenos Aires S.A. to be used for settlement of its issue of Series IX Negotiable Obligations.

On March 4, 2002, Tarjetas del Mar S.A. informed the Buenos Aires Stock Exchange and the National Securities Commission ("the CNV") that it had resolved to propose to the holders of the Series X Negotiable Obligations for U$S 15,400,000 due March 5, 2002 the postponement of their due date for 120 days, during which period interest would be paid monthly in advance at an annual rate of 14.92%. On June 18, 2002, Tarjetas del Mar S.A. informed the Buenos Aires Stock Exchange and the CNV that it had resolved to propose to the holders of these negotiable obligations an additional 120-day postponement of their due date.

Tarjeta Comfiar S.A.:
---------------------

On January 2002, Series IX Negotiable Obligations for U.S.$25,000,000 matured. Tarjeta Comfiar S.A. settled this amount on maturity as follows:

          - U.S.$22,423,000 were repaid by means of a loan from Banco de Galicia y Buenos Aires S.A.'s Grand Cayman Branch.

          - U.S.$312,000 were paid in cash and an agreement with investors is still pending on the remaining principal of Ps.2,265,000

Tarjeta Naranja S.A.:
---------------------

During January 2002, Tarjeta Naranja S.A. placed the full amount of Series XXVII Negotiable Obligations for U.S.$28,000,000 for a term of 344 days.

On May 23, 2002, Tarjeta Naranja S.A. signed a Trust Agreement ("the Agreement") with the holders of these negotiable obligations, pursuant to which a 4.5% of such company's monthly cash-flows will be destined, during eight years, to the payment of the debt certificate issued as a consequence of this agreement. The series of negotiable obligation included in the Agreement are Series VI, VII, XXV, XXVIII and XXIX issued by Tarjeta Naranja S.A. Up to date the amount included in the Trust is approximately U.S.$59,000,000. There is still a negotiation going on with a group of investors that did not accept the Agreement yet, for an approximately principal amount of U.S.$9,250,000.

Tarjetas Cuyanas S.A.:
----------------------

During January 2002 Series IX Negotiable Obligations were repaid. As a result a liability arose with Banco Galicia for Ps.8,000.

On January 23, 2002, Series XII Negotiable Obligations for U$S12,000,000 were issued, maturing on April 23, 2002, and Series IX and X Negotiable Obligations were repaid.

On May 23, 2002, Tarjetas Cuyanas S.A. signed an agreement ("the Agreement") with the holders of these negotiable obligations, pursuant to which a 5% of such company's monthly cash-flows, will be destined,

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


during eight years, to the payment of the debt certificate issued as a consequence of the Agreement. Up to date the amount included in the Trust is approximately U.S.$5,000,000. There is still a negotiation going on with a group of investors that did not accept this agreement yet, for an approximately amount of U.S.S5,600,000 of this series of negotiable obligations. The remaining amount was paid in cash.


39. Summary of Significant Differences between Argentine Central Bank Rules and United States Accounting Principles

The following is a description of the significant differences between Argentine Banking GAAP and those applicable in the United States under generally accepted accounting principles ("U.S. GAAP"). References below to "SFAS" are to United States Statements of Financial Accounting Standards.

a.   Income Taxes

Argentine Central Bank regulations require income taxes to be recognized on the basis of amounts due in accordance with Argentine tax regulations. In addition at June 30, 2000, and 1999 the Bank had an additional reserve of Ps.20,317 and Ps.34,662 for the future estimated tax payable on disposition of securities held for investment purposes. At December 31, 2000, the Group had an additional reserve of Ps.20,363

For the purposes of U.S. GAAP reporting, the Group applies SFAS No. 109 "Accounting for Income Taxes". Under this method, income taxes are recognized based on the liability method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax bases of the Bank's assets and liabilities. Deferred tax assets are recognized if it is more likely than not that such assets will be realized.

Deferred tax assets (liabilities) are summarized as follows:

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
   For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


                                                                                   Grupo Galicia
                                                               -------------------------------------------------------
                                                                            Year ended December 31, 2001
                                                               -------------------------------------------------------
                                                                  SFAS 109
                                                                 applied to         SFAS 109
                                                               Argentine GAAP    applied to U.S.          SFAS 109
                                                                  balances       GAAP adjustments
                                                               ----------------  -----------------  ------------------
Deferred tax assets
Allowance for loan losses - private sector..................           46,477            153,370             199,847
Allowance for loan losses - public sector...................                -            979,034             979,034
Amortization of intangible assets...........................            4,209             16,924              21,133
Impairment of intangible assets.............................                -             15,654              15,654
Allowance for equity in other companies.....................                -             10,518              10,518
Foreign exchange loss.......................................                -            271,525             271,525
Liabilities.................................................            6,992                  -               6,992
Provision for contingencies.................................           10,498                  -              10,498
Others......................................................            9,215              (756)               8,459
Loss carry forward..........................................          106,864                  -             106,864
                                                                 --------------- -----------------  ------------------
Total gross deferred tax assets.............................     Ps.  184,255      Ps. 1,446,269    Ps.    1,630,524
Deferred tax liabilities:

Investments.................................................     Ps.  (23,549)     Ps.    26,111    Ps.        2,562
Depreciation of fixed assets................................           (7,353)                 -             (7,353)

                                                                 --------------- -----------------  ------------------
Total gross deferred tax liabilities........................     Ps.  (30,902)     Ps.    26,111    Ps.      (4,791)
                                                                 --------------- -----------------  ------------------
Net deferred income tax asset before valuation allowance....     Ps.   153,353     Ps. 1,472,380    Ps.    1,625,733
Valuation allowance.........................................                 -                 -          (1,625,733)
                                                                 --------------- -----------------  ------------------
Net deferred income tax.....................................     Ps.   153,353     Ps. 1,472,380    Ps.            -
                                                                 --------------- -----------------  ------------------



                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)



                                                                                   Grupo Galicia
                                                               -------------------------------------------------------
                                                                      Six-month period ended December 31, 2000
                                                               -------------------------------------------------------
                                                                  SFAS 109
                                                                 applied to         SFAS 109
                                                               Argentine GAAP    applied to U.S.          SFAS 109
                                                                  balances       GAAP adjustments
                                                               ----------------  -----------------  ------------------
Deferred tax assets
Structured notes...........................................    Ps.           -   Ps.       20,106   Ps.       20,106
Allowance for loan losses..................................             25,563              3,509             29,072
Amortization of intangible assets..........................              2,493             11,682             14,175
Liabilities................................................              2,759                  -              2,759
Provision for contingencies................................              4,995                  -              4,995
Loss carry forward.........................................              9,625                  -              9,625
                                                               ----------------  -----------------  ------------------
Total gross deferred tax assets............................    Ps.      45,435   Ps.       35,297   Ps.       80,732

Deferred tax liabilities
Investments................................................    Ps.    (38,167)   Ps.       27,626   Ps.     (10,541)
Depreciation of fixed assets...............................           (17,180)                  -           (17,180)
Others.....................................................                 81            (3,193)            (3,112)
                                                              ----------------  -----------------  ------------------
Total gross deferred tax liabilities.......................    Ps.    (55,266)   Ps.       24,433   Ps.     (30,833)

                                                              ----------------  -----------------  ------------------
Net deferred income tax (liability) asset..................    Ps.     (9,831)   Ps.       59,730   Ps.       49,899
                                                              ----------------  -----------------  ------------------



                                                                                   Banco Galicia
                                                               -------------------------------------------------------
                                                                             Years ended June 30, 2000
                                                               -------------------------------------------------------
                                                                  SFAS 109
                                                                 applied to         SFAS 109
                                                               Argentine GAAP    applied to U.S.          SFAS 109
                                                                  balances       GAAP adjustments
                                                               ----------------  -----------------  ------------------

Deferred tax assets
Structured notes...........................................                  -   Ps.      21,047    Ps.      21,047
Allowance for loan losses..................................    Ps.      23,147             5,311             28,458
Amortization of intangible assets..........................              1,206            12,069             13,275
Liabilities................................................              3,246                 -              3,246
Provision for contingencies................................              4,312                 -              4,312
Loss carryforward..........................................              7,730                 -              7,730
Others.....................................................                 70             2,901              2,971
                                                               ----------------  -----------------  -----------------
Total gross deferred tax assets............................    Ps.      39,711   Ps.      41,328    Ps.      81,039

Deferred tax liabilities
Investments................................................    Ps.    (36,857)   Ps.      21,359    Ps.    (15,498)
Depreciation of fixed assets...............................           (21,965)                 -           (21,965)
                                                               ----------------  -----------------  -----------------
Total gross deferred tax liabilities.......................    Ps.    (58,822)   Ps.      21,359    Ps.    (37,463)

                                                               ----------------  -----------------  -----------------
Net deferred income tax (liability) asset..................    Ps.    (19,111)   Ps.      62,687    Ps.      43,576
                                                               ----------------  -----------------  -----------------


                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)



                                                                                   Banco Galicia
                                                               -------------------------------------------------------
                                                                             Years ended June 30, 1999
                                                               -------------------------------------------------------
                                                                  SFAS 109
                                                                 applied to         SFAS 109
                                                               Argentine GAAP    applied to U.S.          SFAS 109
                                                                  balances       GAAP adjustments
                                                               ----------------  -----------------  ------------------
Deferred tax assets
Structured notes...........................................    Ps.           -   Ps.       30,376   Ps.       30,376
Allowance for loan losses..................................             23,814             10,955             34,769
Liabilities................................................              1,735                  -              1,735
Provision for contingencies................................              8,694                  -              8,694
Loss carryforward..........................................                802                  -                802
Others.....................................................                 13                509                522
                                                               ----------------  -----------------  ------------------
Total gross deferred tax assets............................             35,058             41,840             76,898

Deferred tax liabilities
Investments................................................           (56,176)             43,824           (12,352)
Depreciation of fixed assets...............................           (20,612)                  -           (20,612)
Amortization of intangible assets..........................            (1,258)             11,419             10,161
                                                               ----------------  -----------------  ------------------
Total gross deferred tax liabilities                                  (78,046)             55,243           (22,803)

                                                               ----------------  -----------------  ------------------
Net deferred income tax asset (liability)..................    Ps.    (42,988)   Ps.       97,083   Ps.       54,095
                                                               ----------------  -----------------  ------------------


The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to Income before income tax, calculated on the basis of U.S. GAAP for the year ended December 31, 2001, for the six-month period ended December 31, 2000 and for the years ended June 30, 2000 and 1999.

                                                              Grupo Galicia                    Banco Galicia
                                                    -------------------------------------------------------------------
                                                      Fiscal year       Six-months           Fiscal years ended
                                                         ended         period ended               June 30,
                                                      December 31,     December 31,
                                                    -------------------------------------------------------------------
                                                          2001              2000            2000             1999
                                                    -----------------  ---------------- --------------  ---------------
Statutory income tax rate........................              35.0%             35.0%          35.0%            35.0%
Tax provision computed by applying the statutory
rate to the income before taxation calculated in
accordance with U.S. GAAP........................   Ps.  (1,338,295)            50,678   Ps.   80,604   Ps.     67,336
Tax exempt income................................          (213,040)           (5,884)       (15,257)         (24,921)
Effect of the change in the rate under which
temporary Differences will reverse...............                                    -              -              904
Reversal of deferred income taxes under U.S. GAAP              4,107                 -              -                -
Reversal of deferred tax set-up under Argentine
GAAP.............................................             20,363                 -              -                -
Valuation allowance (1) .........................          1,625,733                 -              -                -
Other............................................            (2,216)             1,698            907            (330)
                                                   -----------------  ----------------- -------------   --------------
Actual tax provision under U.S. GAAP.............  Ps.        96,652  Ps.       46,492   Ps.   66,254   Ps.     42,989
                                                   =================  ================= =============   ==============



                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


(1) Valuation allowance: as described in Note 1 to the Group's financial statements, there is substantial doubt of the Group's ability to continue as a going concern. This situation constitutes significant negative evidence under FAS 109 as to the realizability of deferred tax assets and thus, a valuation allowance would be required for all deferred tax assets that are not assured of realization by either (1) carryback to prior years or (2) reversal of existing taxable temporary differences. Under U.S. GAAP, the Group provided a full reserve of its deferred tax assets after netting the future reversal of temporary differences. Based on the Argentine's Income Tax Law there are no provisions that allow the Company to carryback tax losses to prior years.

b.   Commissions on Loans

Under Argentine Banking GAAP, the Bank does not defer certain loan origination costs relating to credit cards. In accordance with U.S. GAAP under SFAS 91, loan origination fees net of certain direct loan origination costs should be recognized over the life of the loan as an adjustment of yield.

c.   Intangible Assets

Included in organization and development costs of the Bank are costs for compensation and severance payments to Bank employees as part of restructurings. These items are being amortized over 60 months. U.S. GAAP requires that such costs be expensed as incurred.

The Bank amortizes deferred expenses for setting up branches over the related lease agreements, a maximum of 60 months. Subsequent to the year ended June 30, 1999, in accordance with SOP 98-5 effective for fiscal years beginning after December 15, 1998, such start-up costs should be expensed as incurred.

Goodwill recorded on the purchase of credit card companies is being amortized in 10 years for Argentine Banking GAAP purposes. Under U.S. GAAP, a 5 year amortization period was elected to represent the period benefited by the intangible asset in accordance with APB 17.

For the purposes of U.S. GAAP, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such evaluation is based on various analyses including undiscounted cash flow projections that considers circumstances that occurred subsequent to December 31, 2001. Under Argentine GAAP, the facts and circumstances subsequent to December 31, 2001, including the effects of the devaluation of the peso, are not considered in the assessment of a company's ability to continue as a going concern. For the reconciliation to U.S. GAAP, the Group has recorded a loss on its financial statements as of December 31, 2001.

Under U.S. GAAP the SOP 98-1, effective for fiscal years beginning after December 15,1998, define three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Only the second stage costs should be capitalized. Under Argentine GAAP the Bank capitalized costs relating to all three of the stages of software development.

The Group, following the guidelines established by the article 202 of the Argentine Commercial Companies Law, has deducted from the Share Issuance Premiums the organizational costs related to the exchange offer and the issuance of shares conducted in July 2000. Under U.S. GAAP and following the guidelines established by SAB 50, the organizational costs such as legal, printing and other costs related to the exchange offer and the issuance of shares have been considered an intangible asset and a 5 year amortization period was elected to represent the period benefited by the intangible asset. The audit fees related to this these transactions have been expensed as incurred, in accordance to U.S. GAAP.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


d.   Loan Loss Reserves

The Bank's accounting for its loan loss reserve differs in some respects with practices of U.S. based banks. The most significant differences follow:

     (i)  Loan Charge Offs and Recoveries

The Bank records recoveries on previously charged-off loans directly to income and records the amount of charged-off loans in excess of amounts specifically allocated as a direct charge to the income statement. The Bank does not partially charge off troubled loans until final disposition of the loan, rather, the allowance is maintained on a loan-by-loan basis for its estimated settlement value. The banking industry practice in the United States is to account for all charge off and recovery activity through the allowance for loan loss account. Further, loans are generally charged to the allowance account when all or part of the loan is considered uncollectible. In connection with loans in judicial proceedings, resolution through the judicial system may span several years. Loans in judicial proceedings, greater than three years at December 31, 2001 and 2000, June 30, 2000 and 1999, amounted to Ps.153,556, Ps.112,444, Ps.113,828 and
Ps.150,644, respectively. Had these loans been charged off, the balance of loans and the allowance for loan losses would decrease by this amount. The Bank's practice does not affect the accompanying statements of income as the Bank's reserve contemplates all losses inherent in those troubled loans.

     (ii) Loans - Non-financial Public Sector

During the fiscal year ended December 31, 2001, and as a consequence of Decree No.1387/01, effective as of November 6, 2001, the Bank swapped part of its Argentine public-sector debt instruments, under the Promissory Note/Bond program, for Secured Loans.

As established by article 20 of the above mentioned decree, the conversion was made at the nominal value, at a rate of exchange of Ps.1=U.S.$1 and in the same currency as that of the converted obligation.

The Argentine Central Bank provided that the difference between the nominal value of the Secured Loans and the book value of the public-sector debt instruments exchanged (in the case of securities, classified and valued as "investment accounts" or "for trading purposes", under Argentine Central Bank rules) must be credited to income and added to the recorded amount included in "Loans - To the non-financial public sector" on a monthly basis, in proportion to the term of each of the secured loans received.

In accordance with U.S. GAAP, satisfaction of one monetary asset (in this case a debt security) by the receipt of another monetary asset (in the case a Secured
Loan) for the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the Secured Loan being received is significantly different in structure and in interest rates than the debt securities swapped. Therefore, the fair value of the loans was determined on the balance sheet date based on the contractual cash flows of the loan received discount at an estimated market value.The estimated fair value of the loan received will consitute the cost basis of the asset. The difference between the cost basis and amounts expected to be collected will be amortized on an effective yield basis over the life on the loan. In determining the fair value of the new loans received, the Bank used an average internal rate of return of approximately 32% to discount the contractual cash flows.

In addition, the Group has offered to exchange certain loans to Argentine provincial governments for loans of the Argentine Federal Government, however that exchange has not been finalized. The Group has other loans to provincial governments that, in addition to the aforementioned provincial loans, are considered to be impaired under U.S. GAAP in accordance wih Statement of Financial Accounting Standards No. 114. Accordingly, the Group has established an allowance for loan losses on loans to Argentine Provinces.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


     (iii) Impaired Loans - Non-financial private sector and residents abroad


For the purposes of reporting under U.S. GAAP, the Bank adopts Statement of Accounting Standards No. 114, "Accounting for Creditors for Impairment of a Loan" ("SFAS 114") as amended by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" ("SFAS 118"). SFAS 114, as amended, requires that the carrying value of an impaired loan be generally based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral, if the loan is collateral dependent. Under SFAS 114, a loan is considered impaired when, based on current information, it is probable that the borrower will be unable to pay contractual interest or principal payments as scheduled in the loan agreement. SFAS 114 applies to all loans except smaller-balance homogeneous consumer loans, loans carried at fair value or the lower of cost or fair value, debt securities, and leases.

The Bank applies SFAS 114 to all commercial loans classified as " With problems", "Insolvency Risks" and "Uncollectible" or commercial loans greater than 90 days past due. In addition, as of December 31, 2001 the Bank has included in the scope of SFAS 114, other loans with potential risk besides the above-mentioned for Ps.892,639.The Bank specifically calculates the present value of estimated cash flows for commercial loans in excess of Ps.200,000 and greater than 90 days past due. For commercial and other loans in legal proceedings, loans in excess of Ps.200,000 are specifically reviewed either on a cash-flow or collateral-value basis, both considering the estimated time to settle the proceeding. For commercial loans under the thresholds described above, the Bank believes the percentages applied under the Central Bank rules result in an allowance on such loans that approximates the amounts under SFAS 114.

In addition the Bank has performed a migration analysis for consumer loans and all performing commercial loans, as detailed in, "Loan loss reserves under U.S. GAAP", in the selected statistical information.

The following information relates to the Bank's impaired loans:


                                                                Grupo Galicia                        Banco Galicia
                                                       --------------------------------- ---------------------------------
                                                         December 31,    December 31,                   June 30,
                                                       --------------------------------- ---------------------------------
                                                             2001            2000                2000             1999
                                                       --------------------------------- ----------------  ---------------

Total impaired loans.................................. Ps.    1,334,806         230,174  Ps.     217,565   Ps.    200,028

Average impaired loans during the year................        1,185,723         228,527          213,160          207,615

Impaired loans where no additional loan loss
allowance has been provided in accordance with FAS
114...................................................          217,434         133,611          118,536           85,130

Cash payments received for interest on impaired loans,
Recognized as income..................................            1,457           1,223            1,647            1,729


Allowance for impaired loans under SFAS 114...........          582,162          98,744           93,520          102,157


     (iv) Credit Cards

The Group establishes its reserve for credit card loans based on the past due status of the loan. All loans greater than 180 days has been reserved at 50% in accordance with the rules established by the Central Bank. Under U.S. GAAP, loans greater than 180 days past due should charged off. As a result charge offs the credit card portfolio under U.S. GAAP would be increased Ps.32,500. The Group also increased its

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


reserve for credit card loans by a like amount to cover additional loss exposure inherent in the credit card portfolio.

e.   Government Securities and Other Investments

     (i)  Investment Securities

The Bank's government securities and certain other securities are considered as "available for sale" under U.S. GAAP. As of December 31, 2001, the Bank did not hold government securities classified as investment securities under Argentine Central Bank rules.

The gross gain on sales of government securities considered as "available for sale" under U.S. GAAP amounted to Ps.949, Ps.403, Ps.8,939 and Ps.14,474 for the fiscal year ended December 31, 2001, for the six-month period ended December 31, 2000 and for the years ended June 30, 2000 and 1999, respectively; and the gross losses on sales from government securities classified as "available for sale" under U.S. GAAP amounted to Ps.(7), Ps.(1) Ps.(161) and Ps.(322) for the fiscal year ended December 31, 2001, for the six-month period ended December 31, 2000 and for the years ended June 30, 2000 and 1999, respectively.

Argentine Banking GAAP provides that only coupon interest, rather than the discounts or premiums on purchase, can be accrued on available for sale securities as of March 1, 2000. Therefore from March 1, 2000, the cost of the investment includes the purchase price plus the amount of the accrued coupon interest. For the purposes of U.S. GAAP the Bank continued accreting and amortizing discounts and premiums as a component of its interest income. For U.S. GAAP the cost of the investments continued to be calculated in accordance with the amortized cost basis. As mentioned previously, as of December 31, 2001, the Bank did not hold government securities classified as investment securities under Argentine Central Bank rules.

     (ii) Structured Notes

During the year ended June 30, 1999 the Bank transferred investments from its available-for-sale portfolio in exchange for a structured note. The cash flows receivable on the structured note are linked to the cash flows on the underlying security.

The Bank accounted for this transaction by eliminating the unrealized losses, then included in equity, and recording the structured note at its face value.

Under U.S. GAAP the above transfer would not qualify as a sale under SFAS 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" because the Bank retains a 100% beneficial interest in the transferred assets. Changes in the market value of the securities transferred will continue to be recognized under SFAS 115.

During November 2001, this structured note was dissolved as the underlying bonds were part of the swap transaction described in 39.d(ii).

     (iii) Transfers of Investments

During the year ended June 30, 1998 the Bank has transferred certain investments in its trading portfolio to the available-for-sale category.

The fundamental nature of the Bank's investment philosophy did not change significantly enough to warrant a change in classification for U.S. GAAP purposes. The Bank has continued to account for securities which have been reclassified to the available-for-sale portfolio, as defined under the Argentine Central Bank

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


accounting rules, as trading securities for U.S. GAAP purposes. As a result of this adjustment, the unrealized losses on these securities were charged to income for the year ended June 30, 1999.

f.   Items in Process of Collection

The Bank does not give accounting recognition to checks drawn on the Bank or other banks, or other items to be collected until such time as the related item clears or is accepted. Such items are recorded by the Bank in memorandum accounts. U.S. banks, however, account for such items through balance sheet clearing accounts at the time the items are presented to the Bank.

The Bank's assets and liabilities would be increased by approximately Ps.867,524 and Ps.645,973 had U.S. GAAP been applied at June 30, 2000 and 1999, respectively. The Group's assets and liabilities would be increased by approximately Ps.1,166,197 and Ps.810,354 had U.S. GAAP been applied at December 31, 2001 and 2000, respectively.

g.   Derivative Instruments

As disclosed in Note 2.12 and Note 30 to these financial statements the Group uses a variety of derivatives in order to manage its market risk and to take advantage of market opportunities. As disclosed in note 2.12 the Bank does not account for these derivaties on a marked to market basis.

Under U.S. GAAP SFAS 133 as amended by SFAS 137 and SFAS 138 was applicable for all fiscal quarters of all fiscal years beginning after June 15, 2000.

SFAS No. 133 establishes the standards of accounting and reporting derivative instruments, including certain derivative instruments in other contracts (collectively referred to as derivatives) and hedging activities. This Statement requires institutions to recognize all derivatives in the balance sheet, whether as assets or liabilities, and to measure those instruments at their fair value. If certain conditions are met, a derivative may be specifically designated as
(a) a hedge for the exposure to changes in the fair value of a recorded asset or liability or unrecorded firm commitment, (b) a hedge for the exposure. If such a hedge designation is achieved then special hedge accounting can be applied for the hedged transactions, that will reduce the volatility in the income statement to the extent that the hedge is effective. In order for hedge accounting to be applied the derivative and the hedged item must meet strict designation and effectiveness tests.

As of December 31, 2001 and 2000 the Group had not designated any of its derivatives as fair value, cash flow or foreign currency hedges in accordance with the provisions of SFAS 133. Therefore, under the provisions of SFAS 133, the derivatives would be accounted for at fair value in the balance sheet and the unrealized gains and losses on those derivatives would be accounted for in the income statement. Thie net gain recognized at December 31, 2000 can be broken down between a net gain arising from the cumulative effect of adopting SFAS 133 of Ps.18,209 as of July 1, 2000, a net loss of Ps.9,921 on the revaluation of the derivative financial instruments from July 1, 2000 to December 31, 2000.

h.   Forward Contracts in Foreign Currency

Apart from the valuation differences for derivative financial instruments that have been discussed above the Bank accounts for forward foreign currency contracts by recognizing a receivable and a payable for the currencies for which it will make a gross settlement.

Under SFAS 52 and SFAS 80, applicable for the Group until June 30, 2000, and under SFAS 133, applicable for the Group from July 1, 2000 until December 31, 2000, forward contracts are recorded on a net rather than under a gross basis.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


In addition to the adjustment recorded for the purposes of SFAS 133, the Bank's assets and liabilities would be decreased by approximately Ps.170,652, Ps.1,195,414 and Ps.1,142,262 had U.S. GAAP been applied as of December 31, 2001 and 2000 and June 30, 2000, respectively.

i.   Repurchase and Reverse Repurchase Agreements

The Bank enters into repurchase and reverse repurchase agreements of financial instruments on a basis different from that required under U.S. GAAP. At the initial transaction date, the Bank records the government securities purchase or sale and records the amount of cash and security to be exchanged in the future as a receivable or payable.

Under U.S. GAAP, for repurchase and reverse repurchase transactions entered into on or prior to January 1, 1998, only the receipt or payment of cash and the related payable or receivable for the borrowing or lending of cash was recorded.

For repurchase and reverse repurchase transactions entered into on or after January 1, 1998 to July 30, 2000 debtors under repurchase agreements reclassify financial assets pledged as collateral in certain circumstances in which the secured party has taken control of these assets. As of December 31, 2001 and 2000, debtors under repurchase agreements must reclassify financial assets pledged as collateral irrespective of whether the secured party has taken control of the assets. For repurchase and reverse repurchase transactions entered into on or after January 1, 1998, secured parties must recognize assets received as collateral on the balance sheet only in the case of sale of the collateral or default of the borrower.

The Bank's assets and liabilities would be decreased by approximately Ps.1,355,465 and Ps.1,078,256 had U.S. GAAP been applied as of December 31, 2000, and June 30, 2001, respectively. As of December 31, 2001 there were no reverse repurchase agreements.

j.   Transfers of Financial Assets

Financial trust "Galtrust I"
----------------------------

The financial trust "Galtrust I" was created in October 2000 in connection with the securitization of provincial loans for a total amount of Ps.500 million. The securitized loans were from the portfolio of loans granted to provincial governments, guaranteed by the federal tax revenues shared with the provincial governments. This trust was recorded under Argentine Central Bank rules in the "Other Receivables from Financial Brokerage", account in the financial statements and its balance as of December 31, 2001 and 2000, was Ps.296 million and Ps.448 million, respectively. The Bank considers this transaction as a sale under U.S. GAAP, following the rules established by FAS 125, Galtrust I debt securities and certificates retained by the Bank are considered as "available for sale" under U.S. GAAP and the unrealized gains (losses) on these securities are reported as an adjustment to shareholders' equity, unless unrealized losses are deemed to be other than temporary in accordance with Emerging Issues Task Force No. 99-20. The unrealized loss on the retained interests at December 31, 2001 has been deemed to be other than temporary and such loss has been charged to income. The retained interests were initially recorded based on their allocated book value using the fair value allocation method.

For purposes of estimating the fair value of the retained interests in the securitization trusts valuation models were used which consider certain assumptions in estimating future cash flows and a rate under which the cash flows are discounted.

These significant assumptions include:

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


     - Cumulative prepayment rate estimated based on the prepayment history of similar loans. This rate was equivalent to 1.52% as of October 2000, December 31, 2000 and December 31, 2001.

     - As of December 31, 2000 and 2001, there had been no experience of losses on these loans. The credit risk reflected by the subordination of the B and C note was taken into account in the discount rate applied by the Bank. The discount rates used as of October 2000, December 31, 2000 and 2001 were as follows.



Discount rate for: (a)                             December 31,        December 31,         October
                                               -----------------    -----------------    --------------
                                                       2001               2000               2000
                                               --------------------------------------------------------

 Galtrust I Class A Debt Securities                      -                8.5%               9.5%
 Galtrust I Class B Debt Securities                    39.2%             12.0%              12.6%
 Galtrust I Participation Certificates                 39.2%             13.0%              13.0%


(a) The rate is based upon the Bank's estimate of comparable rates of discount used in similar rated bonds in Argentina.

If the discount rate used above were to increase by 4%, the value of these securities would have decreased by Ps.5,583 at December 31, 2001.

Financial trust "Galtrust II, III, IV and V"
--------------------------------------------

As described in Note 34 of the Group's financial statements on December 17, 2001 the Bank entered into securitization transactions where the Bank established four different trusts and transferred to the trusts ownership of mortgage loans in exchange for debt securities and residual interests in the trusts.

These transfers would not be considered as a sale for U.S. GAAP or Argentine GAAP purposes. However, in accordance with Financial Accounting Standards Board Statement No. 140, at the completion of a transfer of financial assets, the transferor should carry in its balance sheet any retained interests in the transferred assets. The cost basis of the assets transferred would be allocated to the retained interests based on their relative fair values at the date of transfer. Subsequently, those retained interests would be accounted for as available for sale securities. For Argentine GAAP purposes, these retained interests are accounted for at cost plus accrued interest.

k.   Acceptances

Under Argentine GAAP, acceptances are accounted for in memorandum accounts. Under U.S. GAAP, third party liability for acceptances should be included in "Other receivables resulting from financial brokerage" representing Bank customers' liabilities on outstanding drafts or bills of exchange that have been accepted by the Bank. Acceptances should be included in "Other liabilities resulting from financial brokerage" representing the Bank's liability to remit payment upon the presentation of the accepted drafts or bills of exchange.

The Bank's assets and liabilities would be increased by approximately Ps.70,193, Ps.63,357, Ps.63,042 and Ps.68,862 had U.S. GAAP been applied as of December 31, 2001 and 2000, and June 30, 2000 and 1999, respectively.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


l.   Year 2000 Costs

Under Argentine GAAP costs related to the Year 2000 project have been capitalized. Under U.S. GAAP costs relating to the Year 2000 project arising from the modification of existing systems must be expensed as incurred.

m.   Foreign Exchange Difference

As described in Note 1, the official exchange rate between the U.S. dollar and the Argentine peso was 1 to 1 at December 31, 2001 and for Argentine GAAP purposes, this rate was used to translate all U.S. dollar denominated assets and liabilities at December 31, 2001.

For U.S. GAAP purposes, foreign currency transactions should be translated at the applicable rate at which those particular transactions could be settled at the balance sheet date. In anticipation of an announced devaluation, "exchange houses" in Argentina (used for limited personal transactions and not for settling business transactions) started exchanging dollars at 1.4 or more pesos to the dollar prior to December 31, 2001. Such exchange houses were closed at December 31, 2001. Through January 10, 2002, no transactions were conducted in U.S. dollars and there was no exchangeability between the peso and the dollar. Under Statement of Accounting Standards No. 52, if the exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchanges could be made is used for translating foreign currency transactions. In this case, the January 11, 2002, exchange rate of Ps.1.6 to U.S.$1 was the first available rate after year end and thus that rate was used for U.S. GAAP purposes to translate U.S. dollar denominated assets and liabilities at December 31, 2001.

In addition, the Group's equity holdings in Argentine companies were similarly adjusted for its proportional effect of applying the Ps.1.6 to U.S.$1 exchange rate to the U.S. dollars denominated assets and liabiliites of such companies at December 31, 2001.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


Consolidated Net Income


                                                                         Grupo Galicia                    Banco Galicia
                                                               ------------------------------------------------------------------
                                                               Fiscal year       Six-month
                                                                  ended        period ended            Years ended June 30,
                                                               December 31,    December 31,
                                                              --------------- ----------------  --------------------------------
                                                                   2001            2000               2000             1999
                                                              --------------- ----------------  --------------- ----------------
Net income as stated........................................  Ps.    120,057           89,910   Ps.    156,324  Ps.     150,597
Loan origination fees and costs:
   Credit card costs (Note 39b.)............................           1,661             (65)              166            (482)
Intangible assets(Note 39c.):
   Capitalized costs for compensations to Bank's employees..             137              219            2,207            3,207
   Amortization of deferred expenses for setting up of
   branches.................................................           5,230            2,560          (2,305)          (8,065)
   Goodwill amortization....................................         (8,219)          (3,761)          (4,710)            (509)
   Goodwill impairment......................................        (44,726)                -                -                -
Year 2000 costs (Note 39l.).................................           1,364              682          (7,002)          (3,813)
Software costs (Note 39c.),.................................           (714)          (1,674)          (1,758)                -
Loss on exchange of Public Debt (Note 39d(ii))..............       (791,792)                -                -                -
Loan impairment - Public Debt (Note 39d(ii))................     (1,751,015)                -                -                -
Loan impairment - private sector (Note 39d(iii))............       (395,674)            5,148           16,126         (14,139)
Loan impairment - credit cards (Note 39d(iv))...............        (32,500)                -                -                -
Derivative instruments (Note 39g)...........................         (7,859)            8,288                -                -
Amortization of organization costs on exchange offer
(Note 39c)..................................................         (2,127)          (2,750)                -                -
Impairment/loss on Galtrust I securities (Note 39j).........       (254,081)            (352)                -                -
Transfers of investments (Note 39e(iii))....................               -                -                -          (6,861)
Accrued interest of available-for-sale securities (Note
39e(i)).....................................................               -          (5,191)          (2,978)                -
Foreign exchange difference (Note 39m)......................       (775,785)                -                -                -
Foreign exchange difference in Equity investments in
other companies (Note 39m)..................................        (30,621)                -                -                -
Reversal of deferred taxes under Argentine GAAP (Note 39a)..        (20,363)               46         (14,345)           34,662
Deferred taxes, net (Note 39a)..............................         (4,107)            5,835           22,317          (5,196)
Minority interest ..........................................          70,783            (594)                -                -
                                                              --------------- ----------------  --------------- ----------------
Net income (loss) in accordance with U.S. GAAP..............  Ps.(3,920,351)           98,301   Ps.    164,042  Ps.     149,401
                                                              =============== ================  =============== ================
Net income (loss) per share in accordance with U.S. GAAP
(Note 24)...................................................  Ps.    (3.589)            0.096   Ps.      0.140  Ps.       0.128
                                                              =============== ===============   =============== ================
Average number of shares outstanding (in thousands) (Note
24).........................................................       1,092,407        1,023,673        1,171,705        1,171,705
                                                              --------------- ---------------   --------------- ----------------
Net income (loss) per share in accordance with U.S. GAAP
assuming full dilution (Note 24)............................  Ps.    (3.589)            0.096   Ps.      0.140  Ps.       0.128
                                                              =============== ===============   =============== ================



                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


Consolidated Shareholders' Equity

                                                                         Grupo Galicia                    Banco Galicia
                                                               -------------------------------------------------------------------
                                                                          December 31,                Years ended June 30,
                                                              ---------------  ---------------  ----------------------------------
                                                                   2001            2000               2000             1999
                                                              ---------------- ---------------  --------------- ------------------

Shareholders' equity as stated.............................   Ps.    1,408,496      1,320,829   Ps.   1,332,149  Ps    1,210,693
Loan origination fees and costs (Note 39b.)................              5,926          4,265             4,330            4,164
Intangible assets (Note 39c.):
  Capitalized costs for compensations to the Bank's
  employees................................................                  -          (137)             (356)          (2,563)
  Amortization of deferred expenses for setting up of
  branches.................................................           (24,579)       (29,809)          (32,369)         (30,064)
  Goodwill amortization....................................           (19,630)       (11,411)           (7,650)          (2,940)
  Goodwill impairment......................................           (44,726)              -                 -                -
  Software costs...........................................            (4,146)        (3,432)           (1,758)                -
Loss on exchange of Public Debt(Note 39d(ii))..............          (791,792)              -                 -                -
Loan impairment - Public Debt (Note 39d(ii))...............        (1,751,015)              -                 -                -
Loan impairment - private sector (Note 39d(iii))...........          (405,700)       (10,026)          (15,174)         (31,300)
Loan impairment - credit card (Note 39d(iv))...............           (32,500)              -                 -                -
Unrealized appreciation (depreciation) of available-for-
sale securities (Note 39e(j))..............................                 -        (58,181)          (58,049)        (125,210)
Structured notes (Note 39e (ii)) ..........................                 -        (57,447)          (60,136)         (86,788)
Derivative instruments (Note 39g)..........................               429           8,288                 -                -
Tax effect unrealized appreciation (depreciation) of
available-for-sale securities (Note 39e (i))...............                 -          20,363            20,317           43,824
Tax effect structured notes (Note 39e (ii))................                 -          20,106            21,047           30,376
Amortization of organization costs related to the
exchange offer (Note 39c) .................................           (4,877)         (2,750)                 -                -
Organization costs related to the exchange offer (Note
39c).......................................................            11,257          11,257                 -                -
Tax effect organization costs related to the exchange
offer (Note 39c)...........................................                 -         (3,940)                 -                -
Loss on sale of Galtrust I debt securities (Note 39j)......                 -           (352)                 -                -
Unrealized appreciation (depreciation) of Galtrust I
securities (Note 39j)......................................         (254,433)        (15,209)                 -                -
Tax effect Galtrust I securities (Note 39j)................                 -           5,323                 -                -
Unrealized appreciation (depreciation) of Galtrust II,
III, IV, V securities (Note 39j)...........................          (26,111)               -                 -                -
Minority interest..........................................            78,314           7,531                 -                -
Year 2000 costs (Note 39l).................................          (10,574)        (11,938)          (12,620)          (5,618)
Foreign exchange difference (Note 39m).....................         (775,785)               -                 -                -
Equity investments in other companies (Note 39m) ..........          (30,621)               -                 -                -
Investment securities deferred tax provision (Note 39e
(i)).......................................................                 -          20,363            20,317           34,662
Deferred taxes, net (Note 39a).............................                 -           8,047             2,212         (20,105)
                                                              ---------------- ---------------  ---------------  -----------------
Consolidated shareholders' equity (deficit) in
accordance with U.S GAAP...................................   Ps. (2,672,067)  Ps.  1,221,740   Ps.   1,212,260   Ps.  1,019,131
                                                              ================ ===============  ===============  =================


                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


Roll forward analysis of shareholder's equity under U.S. GAAP at December 31, 2001 and 2000, and June 30, 2000 and 1999:


                                                      Banco Galicia
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        Profit Reserves
                                                                    ---------------------
                                                       Adjustments
                                                          to                                  Other                      Total
                                Capital     Paid in   Shareholders'                         Comprehensive   Retained  Shareholders'
                                 Stock      Capital      Equity        Legal      Other     Income(loss)    Earnings     Equity
                              ----------- ----------- ------------- ----------- ---------- --------------- ---------- -------------

Balance as of June 30,
1998........................  Ps. 371,942 Ps. 310,678 Ps.   69,698  Ps. 111,132 Ps.(3,784)  Ps.  (66,722)  Ps.165,718 Ps.   958,662
Distribution of retained
earnings:
Legal reserve...............            -          -             -       24,475          -             -     (24,475)             -
Reserve provided by the
By-Laws.....................            -          -             -            -         11             -         (11)             -
Cash dividends..............            -          -             -            -          -             -     (21,688)      (21,688)
Stock distributions to
shareholders (33,474,783
shares).....................       33,475          -             -            -          -             -     (33,475)             -
Unrealized depreciation of
available-for-sale
securities, net of
tax.........................            -          -             -            -          -      (67,244)           -       (67,244)
Net income for the year
under U.S. GAAP.............            -          -             -            -          -             -      149,401       149,401
                              ----------- ----------- ------------  ----------- ---------- -------------   ---------- -------------
Balance at June 30,
1999........................      405,417 Ps. 310,678 Ps.  69,698   Ps. 135,607 Ps.(3,773)  Ps.(133,966)   Ps.235,470 Ps. 1,019,131
                              =========== =========== ============  =========== ==========  ============   ========== =============
Distribution of retained
earnings:
Legal reserve...............            -          -             -       30,119          -             -     (30,119)             -
Reserve provided by the
By-Laws.....................            -          -             -            -          7             -          (7)             -
Cash dividends..............            -          -             -            -          -             -     (34,868)      (34,868)
Stock distributions to
shareholders
(63,245,024 shares).........       63,245          -             -            -          -             -     (63,245)             -
Unrealized appreciation of
available-for-sale
securities, net of
tax.........................            -          -             -            -          -        63,955            -        63,955

Net income for the year                 -          -             -            -          -             -      164,042       164,042
under U.S. GAAP.............  ----------- ----------- ------------  ----------- ---------- ------------- ------------ -------------
Balance at June 30,
2000........................  Ps. 468,662 Ps.310,678  Ps.   69,698  Ps. 165,726 Ps.(3,766) Ps.  (70,011) Ps.  271,273 Ps. 1,212,260
                              =========== =========== ============  =========== ========== ============= ============ =============

                                                      Grupo Galicia
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        Profit Reserves
                                                                    ---------------------
                                                       Adjustments
                                                          to                                  Other
                                Capital     Paid in   Shareholders'                         Comprehensive      Retained
                                 Stock      Capital      Equity        Legal      Other     Income(loss)       Earnings
                              ------------ ----------- ------------- ----------- ---------- --------------  --------------

Balance at June 30,
2000........................  Ps.  543,000 Ps. 15,250  Ps.        -  Ps.     890 Ps. 18,439 Ps.  (46,068)   Ps.     30,443
Capital increase approved
by extraordinary meeting of
shareholders held on May
16, 2000 (*)................       549,407     64,001             -            -                 (36,144)         (20,263)
Unrealized appreciation of
available-for-sale
securities, net of tax and
minority interest...........             -          -             -            -          -       (2,833)                -
Organizational costs
related to the exchange
offer, net of tax and
minority interest...........             -      7,317             -            -          -                              -
Net income for the period
under U.S. GAAP.............             -          -             -            -          -             -           98,301
                              ------------ ----------  ------------ ------------ ----------  -------------  --------------
Balance at December 31,
2000.......................   Ps.1,092,407 Ps. 86,568  Ps.        -  Ps.     890 Ps. 18,439   Ps.(85,045)   Ps.    108,481
                              ============ ==========  ============ ============ ==========  =============  ==============

Distribution of retained
earnings:
Legal reserve..............              -          -             -        6,492          -             -          (6,492)
Reserve provided by the
By-Laws....................              -          -             -            -     90,000             -         (90,000)
Cash dividends.............              -          -             -            -          -             -         (32,390)
Unrealized appreciation of
available-for-sale
securities, net of tax and
minority interest...........             -          -             -            -          -        58,934                -
Net loss for the year under
U.S. GAAP...................             -          -             -            -          -             -      (3,920,351)
                              ------------ ----------  ------------ ------------ ----------  -------------  --------------
Balance at December 31,       Ps.1,092,407 Ps. 86,568  Ps.        -  Ps.   7,382 Ps.108,439  Ps. (26,111)   Ps.(3,940,752)
2001........................  ============ ==========  ============ ============ ==========  =============  ==============


                                     Total
                                 Shareholders'
                                   Equity
                                --------------
Balance at June 30,
2000........................  Ps.    561,954
Capital increase approved
by extraordinary meeting of
shareholders held on May
16, 2000 (*)................         557,001
Unrealized appreciation of
available-for-sale
securities, net of tax and
minority
interest....................         (2,833)
Organizational costs
related to the exchange
offer, net of tax and
minority interest...........           7,317
Net income for the period
under U.S. GAAP.............          98,301
                              --------------
Balance at December 31,
2000.......................   Ps.  1,221,740
                              ==============

Distribution of retained
earnings:
Legal reserve..............                -
Reserve provided by the
By-Laws....................                -
Cash dividends.............         (32,390)
Unrealized appreciation of
available-for-sale
securities, net of tax and
minority interest...........          58,934
Net loss for the year under
U.S. GAAP...................     (3,920,351)
                              --------------
Balance at December 31,       Ps.(2,672,067)
2001........................  ==============


(*)  Covered by Board meeting minutes dated July 24, 2000 and July 26, 2000.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


Comprehensive Income

SFAS 130 "Reporting Comprehensive Income" establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and all transactions, and other events and circumstances from nonowner sources.

The following disclosure presented for the fiscal year ended December 31, 2001, for the six-month period ended December 31, 2000 and for the two years ended June 30, 2000, shows all periods restated to conform with SFAS 130.

                                                        Grupo Galicia                             Banco Galicia
                                              ------------------------------------ ----------------------------------
                                                 Fiscal year     Six-month period
                                               ended December     ended December           Years ended June 30
                                                     31,                31,
                                              ------------------------------------ ----------------------------------
                                                    2001               2000             2000              1999
                                              ------------------------------------ -----------------  ---------------

Income Statement

Financial Income............................  Ps.    1,619,939    Ps.    822,987    Ps    1,496,405   Ps   1,262,264
Financial Expenditure.......................           964,551           442,792            776,386          696,551
Net Financial Income........................           655,388           380,195            720,019          565,713
Provision for Loan Losses...................         2,891,317           118,533            233,340          230,177
Income from Services........................           526,651           234,900            425,436          377,455
Expenditures from Services..................            97,162            43,683             82,984           83,763
Administrative Expenses.....................           670,799           306,612            621,159          571,025
Net Income (Loss) from Financial Brokerage..       (2,477,239)           146,267            207,972           58,203
Minority Interests..........................            60,727           (6,902)                298         (10,962)
Miscellaneous Income........................           300,425            40,879             65,227          182,839
Miscellaneous Losses........................       (1,707,612)          (35,451)           (43,201)         (37,690)
Net Income (Loss) before Income tax.........       (3,823,699)           144,793            230,296          192,390
Income Tax..................................          (96,652)          (46,492)           (66,254)         (42,989)
                                              -----------------   ----------------   ---------------  ---------------
Net income (loss) under U.S. GAAP...........       (3,920,351)            98,301            164,042          149,401
                                              -----------------   ----------------   ---------------  ---------------

Other comprehensive income gain (loss):

   Unrealized gains (losses) on securities..           58,934            (6,968)             96,791        (106,693)
   Tax effect on unrealized gains (losses)
   on securities............................                -              4,135           (32,836)           39,449
                                              -----------------   ----------------   ---------------  ---------------
Other comprehensive income gain (loss) .....           58,934            (2,833)             63,955         (67,244)
                                              -----------------   ----------------   ---------------  ---------------
                                              -----------------   ----------------   ---------------  ---------------
Comprehensive income (loss).................  Ps. (3,861,417)     Ps.     95,468     Ps.    227,997   Ps      82,157
                                              ==================   ================  ===============  ===============


                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


Concentration of Credit Risk - Argentine Government and Provinces

The Group has significant exposure to the Argentine Government and Provinces in the form of secured and other debt obligations. As of December 31, 2001, the Group had the following loans outstanding:

                                                                        Grupo Galicia
                                                      ---------------------------------------------------
                                                                 Year ended December 31, 2001
                                                      ---------------------------------------------------
                                                          Argentine GAAP              U.S. GAAP
                                                      ---------------------------------------------------

Argentine Federal Government loans                     Ps.         2,367,547       Ps.           831,832
Argentine Provincial loans                                         1,461,799                     595,347
Other Argentine public loans                                         421,835                     281,195
Galtrust 1 (securitization of Provincial Loans)                      296,050                      41,617
Others (*)                                                           686,869                     686,869
                                                      -----------------------     -----------------------
   Total                                               Ps.         5,234,100       Ps.         2,436,860
                                                      =======================     =======================



     (*) Includes bonds such as Fiscal Credit Certificate, Argentine External Bills and National Government Bonds. The carrying values at December 31, 2001 are a reasonable estimate of its fair values


The reduction in carrying value for U.S. GAAP purposes in these loans and securities is primarily a result of the effect of discounting future cash flows of these loans or securities at rates up to 39%. In some cases, such rates reflect the effect of the severe increase in country risk for obligations of Argentina during the year.

If the credit risk, and thus the interest rates, of the Argentine public debt increase, then the carrying value of the above obligations will likely decrease for U.S. GAAP purposes. Conversely, should the credit risk of Argentina improve from the condition at December 31, 2001, the carrying value of some of the above obligations will increase.

Risks and Uncertainties

The prospects of the Argentine economy and exchange markets that existed at the end of 2001 were widely uncertain. The increasing public sector deficit, the contracting economy and rumors and predictions that Argentina was abandoning the one-to-one currency parity policy, as well as the impending default on the country's external obligations, contributed to a great uncertainty as to the future of Argentina and its economy. Significant measures were put in place in December, such as the freezing of bank deposits and the introduction of exchange controls that restricted capital outflows. Market interest and discount rates for obligations of Argentina increased significantly in the last quarter of 2001.

Subsequent measures put forth by the Argentine government have added to the uncertainty, as many government decrees have been issued, then subsequently changed, modified or repealed. Other decrees lack specific and substantive guidance for implementing the new rules. Still others are being challenged in the Argentine judicial courts.

Valuation reserves, impairment charges and estimates of market values on assets, as established by the Group for U.S. GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on the exchange of government bonds, impairment charges on loans to Argentine provincial governments and on retained interests in securitization trusts were significantly affected by high discount rates at December 31, 2001. Should the discount rates change in the future years, the carrying amounts and charges to income and shareholders' equity will also change. In addition, as estimates to future

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


cash flows change, so to will the carrying amounts which are dependent on such cash flows. It is at least reasonably possible that changes to the carrying amounts of loans, investments and other assets will be adjusted in the near term in amounts that are material to the Group's financial position and results of operations.

Effective in February 2002, pursuant to Decree No.214/02, the Argentine government declared, with certain specified exceptions, the mandatory conversion of bank deposits denominated in foreign currency into peso-denominated bank deposits using a rate of 1.4 pesos to the U.S. dollar and the mandatory conversion of all U.S. dollar-denominated private-sector debts with Argentine financial institutions into peso-denominated debts at a one-to-one exchange rate. For more detail on the pesification of financial institutions' assets and liabilities, see Note 1). The Argentine government agreed to issue bonds to compensate banks for the negative effects of the conversion into pesos of certain assets and liabilities at different exchange rates ("asymmetric pesification") and the resulting short foreign-currency positions. Current regulations have entitled the Bank to receive dollar-denominated government bonds for the values mentioned in Note 1. For U.S. GAAP purposes, the value of the bonds issued by the government may not be sufficient to compensate the Group for the losses incurred. Any deficiency will be recognized in 2002 and that deficiency could be significant to the Group's financial position and results of operation.

As indicated in Note 1 to the financial statements, there is substantial doubt as to the Group's ability to continue as a going concern. As a result, deferred tax assets are generally not recognized. For U.S. GAAP purposes, a valuation allowance against deferred tax assets of Ps.1,625,733 has been established as it is more likely than not that those deferred tax assets will not be realized. Certain rulings in the future, such as whether loans to the government will be able to offset debt payable to the government, may affect positively the realization of the associated deferred tax assets. However, the realization of new deferred tax assets generated in the short term will be subject to the "more likely than not" criteria applied at December 31, 2001.


40.  Parent only Financial Statements

The following are the unconsolidated balance sheets of Grupo Financiero Galicia S.A. at December 31, 2001 and 2000 and the related unconsolidated statements of income, and cash flows for the fiscal year ended December 31, 2001 and for the six-month transition period ended December 31, 2000. The presentation of these financial statements is based on the Argentine Commercial Companies Law presentation rules.

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


Balance Sheets (Parent Company only)


                                                                    Grupo Galicia
                                                       ----------------------------------------
                                                                    December 31,
                                                       ----------------------------------------
                                                              2001                2000
                                                       ----------------------------------------
                                                          (Unaudited)         (Unaudited)
                                                       ----------------------------------------
ASSETS
A.  Cash and due from banks
Cash...........................................        Ps.               6     Ps.           7
Banks and correspondents.......................                        156                   5
Other..........................................                          -                  98
                                                       --------------------    -----------------
                                                                       162                 110
D. Other receivables resulting from financial
brokerage
Other receivables included in the
debtor classification regulations..............                     65,858              67,000
Accrued interest receivable included in the
debtor classification regulations..............                         54                 927
                                                       --------------------    -----------------
                                                                    65,912              67,927
F. Equity investment in other companies
In financial institutions......................                  1,312,529           1,243,086
Other.. .......................................                     20,210               6,580
                                                       --------------------    -----------------
                                                                 1,332,739           1,249,666
G. Miscellaneous receivables
Other..........................................                        981                 531
                                                       --------------------    -----------------
                                                                       981                 531

H. Fixed assets................................                        553                 387

J. Intangible assets
Goodwill.......................................                      9,158               2,751
Organization and development expenses..........                         96                  90
                                                       --------------------    -----------------
                                                                     9,254               2,841
                                                       --------------------    -----------------
                  Total Assets.................        Ps.       1,409,601     Ps.   1,321,462
                                                       ====================    =================

                                                                    Grupo Galicia
                                                       ----------------------------------------
                                                                    December 31,
                                                       ----------------------------------------
                                                              2001                2000
                                                       ----------------------------------------
                                                          (Unaudited)         (Unaudited)
                                                       ----------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
M.  Other liabilities resulting from
financial brokerage
Other..........................................        Ps.               -     Ps.         102
                                                       --------------------    ----------------
                                                                         -                 102

N. Miscellaneous liabilities                                           120                  91
Directors and syndics fees payable.............                        985                 440
                                                       --------------------    -----------------
Other..........................................        Ps.           1,105     Ps.         531
                                                       --------------------    -----------------
                 Total Liabilities.............        Ps.           1,105     Ps.         633
                                                       --------------------    -----------------

SHAREHOLDERS' EQUITY ..........................        Ps.       1,408,496     Ps.   1,320,829
                                                       --------------------    -----------------
        Total Liabilities and Shareholders'
        Equity.................................        Ps.       1,409,601     Ps.   1,321,462
                                                       ====================    =================



                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


Statement of Income (Parent Company only)

                                                                     Grupo Galicia
                                                       --------------------------------------
                                                           Fiscal year       Six-month
                                                              ended       transition period
                                                           December 31,   ended December 31,
                                                       --------------------------------------
                                                              2001               2000
                                                       --------------------------------------
                                                          (Unaudited)        (Unaudited)
                                                       --------------------------------------
A. Financial income
Interest income from other receivables resulting
from financial brokerage..............................                534             1,436
Net income from government and corporate securities... Ps.              -   Ps.          11
                                                       -------------------- ------------------
                                                                      534             1,447
B. Financial expenses
Interest expense from other liabilities resulting
from financial brokerage..............................                  -                 2
Others................................................                  -               182
                                                       -------------------- ------------------
                                                       Ps.              -   Ps.         184

Gross brokerage margin................................                534             1,263

E. Expenses for services
Commissions...........................................                  2                 1
                                                       -------------------- ------------------
                                                       Ps.              2   Ps.           1

G. Administrative expenses
Personnel expenses....................................                936               410
Directors and syndics fees............................                120                91
Other fees............................................                942               157
Advertising and publicity.............................                  1                 -
Taxes.................................................                229                 3
Other operating expenses..............................                990                92
Other.................................................                170               160
                                                       -------------------- ------------------
                                                       Ps.          3,388   Ps.         913
Net income from financial brokerage                               (2,856)               349

H. Miscellaneous income
Net income on long term investments....................           123,898            89,929
Other..................................................               424                63
                                                       -------------------- ------------------
                                                       Ps.        124,322   Ps.      89,992
I. Miscellaneous losses
Other..................................................             1,409               431
                                                       -------------------- ------------------
                                                       Ps.          1,409   Ps.         431

                                                       ==================== ==================
Net income for the period............................. Ps.        120,057   Ps.      89,910
                                                       ==================== ==================



                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


Statement of Cash Flows (Parent Company Only)


                                                                     Grupo Galicia
                                                       --------------------------------------
                                                           Fiscal year       Six-month
                                                              ended       transition period
                                                           December 31,   ended December 31,
                                                       --------------------------------------
                                                              2001               2000
                                                       --------------------------------------
                                                          (Unaudited)        (Unaudited)
                                                       --------------------------------------
   CHANGES IN CASH
   Cash at the beginning of the period................ Ps.           110      Ps.           431
   Increase/(decrease) in cash........................                52                  (321)
                                                       --------------------   --------------------
   Cash at end of period                                             162                    110

   Cash provided by (used in) operating activities
   Less:
   Operating expenses paid............................           (3,178)                (1,086)
   Plus:
   Other operating income received....................             5,527                    520
                                                       --------------------   --------------------
   Cash provided by (used in) operating activities....             2,349                  (566)

   Other sources of cash
   Increase in short-term debts.......................                 -                    121
   Cash dividends.....................................            53,344                 90,933
   Other sources of cash..............................             2,139                      -
                                                       --------------------   --------------------
   Other sources of cash..............................            55,483                 91,054

   Other uses of cash
   Decrease in short-term debts.......................             (601)                (1,070)
   Increase in fixed assets...........................             (124)                  (359)
   Increase in long-term investments..................          (24,220)               (11,145)
   Dividends paid.....................................          (32,390)                      -
   Other uses of cash.................................             (445)               (78,235)
                                                       --------------------   --------------------
   Total other uses of cash...........................          (57,780)               (90,809)
                                                       --------------------   --------------------
   Increase/(decrease) in cash........................ Ps.            52      Ps.         (321)
                                                       ====================   ====================



                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


New Authoritative Pronouncements

The Financial Accounting Standards Board ("FASB") has issued certain Statements of Financial Accounting Standards ("SFAS") which are applicable to the Bank, but are not yet required and have not yet been adopted.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations" which supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations" and amends or supersedes a number of related interpretations of APB Opinion No. 16. The statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS No. 141 addresses financial accounting and reporting for business combinations, eliminates the pooling-of-interests method of accounting for business combinations, and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respects of business combinations. The adoption of SFAS No. 141 will not have a material impact on the consolidated financial statements.

Also in July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which supersedes APB Opinion No. 17, "Intangible Assets". SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business acquisition) should be accounted for in financial statements upon their acquisition. SFAS No. 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS No. 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The impact that the adoption of SFAS No. 142 will have on its consolidated financial statements is not likely to be material.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of SFAS No. 144 also retains the requirements to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS No. 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS No. 144 or after its initial application. Management is currently evaluating the impact that the adoption of SFAS No. 144 will have on the consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in APB Opinion No. 30, "Reporting the Results of Operations -Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS No. 145 amends SFAS No. 13, "Accounting for

                 Grupo Financiero Galicia S.A. and Subsidiaries

                 Notes to the Consolidated Financial Statements
    For the fiscal year ended December 31, 2001, for the six-month transition period ended December 31, 2000 and for the fiscal years ended June 30, 2000 and 1999 (Expressed in thousands of Argentine pesos, except as noted)


Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. Management is currently evaluating the impact that the adoption of SFAS No. 145 will have on the consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The issuance of SFAS No. 146 nullifies the former guidance provided by the Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring" ("EITF 94-3"). SFAS No. 146 requires the recognition of a liability for costs associated with exit or disposal activity when the liability is incurred, rather then on the date commitment to an exit or disposal plan. SFAS No. 146 is effective for liabilities, related to exit or disposal activities, which are incurred after December 31, 2002, while earlier application is encouraged. Management is currently evaluating the impact that the adoption of SFAS No. 146 will have on the consolidated financial statements.