Form 20-F
period 2002-12-31
GRUPO FINANCIERO GALICIA SA
filed 2003-07-14
CIK 1114700

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------
                                    FORM 20-F

                     ANNUAL REPORT PURSUANT TO SECTION 13 OR
                  15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                         COMMISSION FILE NUMBER 0-30852

                              -------------------
                          GRUPO FINANCIERO GALICIA S.A.

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

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12 (b)OF THE ACT:

                                      None

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12 (g)OF THE ACT:

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

     Class A Ordinary Shares, Ps.1.00 par value .............   281,221,650

     Class B Ordinary Shares, Ps.1.00 par value ..............  811,185,367

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

================================================================================

                                TABLE OF CONTENTS

                                                                                                                Page
                                                                                                                ----
PRESENTATION OF FINANCIAL INFORMATION........................................................................     1

PART I.......................................................................................................     4

        ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.......................................     4
        ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.....................................................     4
        ITEM 3.  KEY INFORMATION.............................................................................     4
                 SELECTED FINANCIAL DATA.....................................................................     4
                 EXCHANGE RATE INFORMATION...................................................................    10
                 RISK FACTORS................................................................................    11
        ITEM 4.  INFORMATION ON THE COMPANY..................................................................    24
                 ORGANIZATION................................................................................    24
                 ORGANIZATIONAL STRUCTURE....................................................................    24
                 HISTORY.....................................................................................    26
                 CAPITAL INVESTMENTS AND DIVESTITURES........................................................    26
                 STRATEGY....................................................................................    28
                 INITIATIVES AND INVESTMENTS.................................................................    29
                 BANCO GALICIA...............................................................................    31
                 COMPETITION.................................................................................    49
                 SALES AND MARKETING.........................................................................    52
                 PROPERTY....................................................................................    53
                 SELECTED STATISTICAL INFORMATION............................................................    54
                 INTEREST RATE SENSITIVITY OF OUTSTANDING LOANS AS OF DECEMBER 31, 2002......................    75
                 GOVERNMENT REGULATION.......................................................................    92
                 MAIN REGULATORY CHANGES IN 2002 AND 2003....................................................    93
                 ARGENTINE BANKING REGULATION................................................................   102
        ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS................................................   118
                 GENERAL.....................................................................................   118
                 INFLATION...................................................................................   118
                 DUAL CURRENCY BALANCE SHEET.................................................................   119
                 THE ARGENTINE ECONOMY IN 2002...............................................................   119
                 THE ARGENTINE FINANCIAL SYSTEM IN 2002......................................................   120
                 RESULTS OF OPERATIONS OF GRUPO GALICIA FOR THE FISCAL YEARS ENDED DECEMBER 31, 2002 AND
                     DECEMBER 31, 2001 AND THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2000......................   122
                 U.S. GAAP AND ARGENTINE BANKING GAAP RECONCILIATION.........................................   141
                 RESULTS BY SEGMENTS.........................................................................   145
                 TOTAL EXPOSURE TO THE ARGENTINE PUBLIC SECTOR...............................................   150
                 DESCRIPTION OF CONSOLIDATED ASSETS..........................................................   151
                 OFF BALANCE SHEET ARRANGEMENTS..............................................................   154
                 DESCRIPTION OF CONSOLIDATED LIABILITIES.....................................................   157
                 CONTRACTUAL OBLIGATIONS AND CONTINGENT LIABILITIES..........................................   160
                 LIQUIDITY...................................................................................   163
                 CAPITAL.....................................................................................   168
                 CAPITAL EXPENDITURES........................................................................   170
                 CRITICAL ACCOUNTING POLICIES................................................................   170
                 US GAAP - CRITICAL ACCOUNTING POLICIES......................................................   172
        ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................................................   174
                 OUR BOARD OF DIRECTORS......................................................................   174
                 COMPENSATION OF DIRECTORS...................................................................   175
                 OUR SUPERVISORY COMMITTEE...................................................................   175
                 MANAGEMENT OF GRUPO GALICIA.................................................................   176
                 BOARD OF DIRECTORS OF BANCO GALICIA.........................................................   177

                                       (i)

                                TABLE OF CONTENTS
                                   (continued)

                                                                                                                Page
                                                                                                                ----
                 FUNCTIONS OF THE BOARD OF DIRECTORS OF BANCO GALICIA........................................   178
                 BANCO GALICIA'S EXECUTIVE OFFICERS..........................................................   180
                 BANCO GALICIA'S SUPERVISORY COMMITTEE.......................................................   181
                 COMPENSATION OF BANCO GALICIA'S DIRECTORS...................................................   182
                 COMPENSATION OF BANCO GALICIA'S OFFICERS....................................................   182
                 EMPLOYEES...................................................................................   182
                 SHARE OWNERSHIP.............................................................................   183
        ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........................................   183
                 MAJOR SHAREHOLDERS..........................................................................   183
                 RELATED PARTY TRANSACTIONS..................................................................   185
        ITEM 8.  FINANCIAL INFORMATION.......................................................................   186
                 LEGAL PROCEEDINGS...........................................................................   186
                 DIVIDEND POLICY AND DIVIDENDS...............................................................   187
                 SIGNIFICANT CHANGES.........................................................................   188
        ITEM 9.  THE OFFER AND LISTING.......................................................................   188
                 SHARES AND ADSS.............................................................................   188
                 ARGENTINE SECURITIES MARKET.................................................................   191
                 MARKET REGULATIONS..........................................................................   192
        ITEM 10. ADDITIONAL INFORMATION......................................................................   193
                 DESCRIPTION OF OUR BY-LAWS..................................................................   193
                 EXCHANGE CONTROLS...........................................................................   200
                 TAXATION....................................................................................   201
                 BACKUP WITHHOLDING AND INFORMATION REPORTING................................................   205
                 MATERIAL CONTRACTS..........................................................................   206
                 DOCUMENTS ON DISPLAY........................................................................   206
        ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..................................   207
                 BANCO GALICIA...............................................................................   207
        ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......................................   215

PART II......................................................................................................   216

        ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............................................   216
        ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
                   PROCEEDS..................................................................................   217
        ITEM 15. CONTROLS AND PROCEDURES.....................................................................   217
        ITEM 16. [RESERVED]..................................................................................   218

PART III.....................................................................................................   219

        ITEM 17. FINANCIAL STATEMENTS........................................................................   219
        ITEM 18. FINANCIAL STATEMENTS........................................................................   219
        ITEM 19. EXHIBITS....................................................................................   219

CERTIFICATIONS...............................................................................................   222

                                      (ii)

                      PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements consolidate the accounts, on a line by line basis, of Grupo Financiero Galicia S.A. and its subsidiaries. Therefore, our consolidated financial statements include the accounts of:

-   Grupo Financiero Galicia S.A., the holding company;

-   Sudamericana Holding S.A. and its subsidiaries;

-   Galicia Warrants S.A.;

-   Net Investments S.A. and its subsidiaries; and

- Banco de Galicia y Buenos Aires S.A., its wholly-owned subsidiary, Banco Galicia Uruguay S.A ("Galicia Uruguay") and its subsidiaries, and other subsidiaries and affiliated companies required to be consolidated, collectively the "Bank" or "Banco Galicia").

In this annual report, references to "we", "our", "us", the "Group" and "Grupo Galicia", are to Grupo Financiero Galicia S.A. and its consolidated subsidiaries.

We were formed on September 14, 1999, as a financial services holding company, to hold all of the shares of capital stock of Banco Galicia held by members of the Escasany, Ayerza and Braun families. As a result, our only significant asset at December 31, 1999 was our interest in Banco Galicia. In July 2000, we conducted an exchange offer whereby we offered to exchange shares of Banco Galicia for shares of Grupo Galicia. As a result of the exchange offer, our only significant asset was our 93.23% interest in Banco Galicia. As of December 31, 2002 our interest was 93.59%, as a result of open market purchases. Banco Galicia is a predecessor entity and Grupo Galicia is the successor entity.

For periods prior to July 1, 2000, the financial statements of Banco Galicia have been presented for fiscal years ended June 30th. From July 1, 2000, the financial statements of Grupo Galicia have been presented for the six-month fiscal year ended December 31, 2000, and for the fiscal years ended December 31, 2001 and 2002.

Grupo Galicia and Banco Galicia maintain their financial books and records in Argentine pesos and prepare their financial statements to conform to the accounting rules of the Banco Central de la Republica Argentina (the "Argentine Central Bank") which prescribes the generally accepted accounting principles for all banks in Argentina. This annual report refers to those accounting principles as "Argentine Banking GAAP". Argentine Banking GAAP differs in certain respects from generally accepted accounting principles in Argentina ("Argentine GAAP"). Argentine Banking GAAP also differs in some respects from generally accepted accounting principles in the United States. See "Item 5. Operating and Financial Review and Prospects--U.S. GAAP and Argentine Banking GAAP Reconciliation" for a description of the principal differences between Argentine GAAP and Argentine Banking GAAP, and U.S. GAAP for the periods up to December 31, 2002. A reconciliation to U.S. GAAP of Grupo Galicia net income and total shareholders' equity is presented for the fiscal years ended December 31, 2002 and 2001 and for the six-month fiscal year ended December 31, 2000. A reconciliation to U.S. GAAP of Banco Galicia's net income and total shareholders' equity is presented for the fiscal year ended June 30, 2000.

The changes to Argentine law and regulations in 2002 have had a significant impact on the Group's operations. The Group's December 31, 2001 and December 31, 2002 consolidated financial statements have been prepared on the assumption that we will continue as a going concern and do not include any adjustments that might result from the outcome of the uncertainty generated by these changes.

In this Annual report, references to "US$" and "dollars" are to United States dollars and references to "Ps." or "pesos" are to Argentine pesos. Unless this annual report states otherwise, until December 31, 2001 inclusively, the exchange rate used to convert foreign currency amounts on the Group's and the Bank's balance sheets and income statements into pesos was the exchange rate as of each relevant date or period end that Banco de la Nacion Argentina ("Banco Nacion") quoted. In the case of dollars, the Banco Nacion quotes for such exchange rates had been Ps 1.0 = US$1.0, the peso-dollar parity introduced in 1991 by the Convertibility Law. On January 7, 2002, Argentina abandoned the fixed peso-dollar parity introduced in 1991 by the Convertibility Law. Following the initial devaluation and the setting of an official rate exchange at Ps.1.4 per US$1.0, the peso was allowed to float.

At June 20, 2003, the exchange rate was Ps.2.8027 per US$1. Since Argentina is not servicing its sovereign debt since the end of 2001, such rate may not accurately reflect the real value of the peso compared to the dollar. The exchange rate used in the December 31, 2002 consolidated financial statements was Ps.3.363 per US$1.0, as quoted by the Argentine Central Bank, in accordance with Communique "A" 3671 from the Argentine Central Bank that established that beginning with accounting information as of March 4, 2002, inclusively, the exchange rate to value foreign currency balances had to be the exchange rate published by such Central Bank.

On August 22, 1995, the government of Argentina published Decree No.316/95, which eliminated the requirement that financial statements prepared after September 1, 1995 be restated for inflation. In compliance with such decree and applicable regulations of the Comision Nacional de Valores (the National Securities Commission or the "CNV"), the Bank discontinued the adjustment of its financial statements for inflation. Argentine GAAP provides for adjustment of financial statements for inflation when the annual variation in the general level of the wholesale price index (the "WPI") in Argentina published by the Instituto Nacional de Estadistica y Censos (National Institute of Statistics and Census, "INDEC") exceeds 8%. Therefore, the Bank's financial statements have not been adjusted for inflation in each of the fiscal years ended after September 1, 1995 through December 31, 2001, inclusively, because the variation of this price index was below the above mentioned limit. Given that Grupo Galicia was formed in 1999, its financial statements have not been adjusted for inflation in each of the fiscal years ended in December 31, 1999, 2000 and 2001.

Due to the reemergence of inflation in Argentina in 2002, mainly as a result of the abandonment on January 7, 2002, of the fixed exchange rate of Ps.1.0 per US$1.0 that had been established by the Convertibility Law in 1991, starting January 1, 2002, our financial statements and those of the Bank began to be adjusted for inflation. The restatement for inflation is performed by using the WPI, in accordance with Argentine Central Bank's Communique "A" 3702, Resolution No.415/02 of the CNV and Resolution No.240/02 of the Argentine Federation of Professional Councils in Economic Sciences, the body that establishes Argentine GAAP, or the "FACPCE".

In this annual report and in the financial statements included in this annual report, unless stated otherwise, figures for periods prior to December 31, 2002 have been restated in constant Argentine pesos as of December 2002 applying changes in the WPI for the period from January 1, 2002 to December 31, 2002 that totaled approximately 118.44% The restatement in constant pesos of December 2002 was performed by using the coefficient 2.1844.

On March 25, 2003, Decree 664/03 rescinded the requirement that financial statements to be prepared in constant currency, effective for financial periods on or after March 1, 2003 and on April 8, 2003 the CNV issued resolution No. 443/03 discontinuing inflation accounting as of March 1, 2003. The WPI increased approximately 7% from January 1, 2003 to February 28, 2003.

Throughout this annual report, references to the "asymmetric pesification" is to the compulsory "asymmetric" conversion of certain dollar-denominated assets and liabilities into peso-denominated assets and liabilities at different exchange rates which occurred in January 2002, and is more fully described in "Unformation on the Company--Main Regulatory Changes in 2002 and 2003."

Unless otherwise indicated, all market share and other industry information has been derived from information published by the Argentine Central Bank.

This annual report contains forward-looking statements that involve substantial risks and uncertainties, including, in particular statements about our plans, strategies and prospects under the captions "Item 5. Operating and Financial Review and Prospects." All statements other than statements of historical facts contained in this annual report including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue" or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we do not provide any assurance with respect to such statements. Because such statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely include, but are not limited to:

        - the decision by the Bank's board of directors and the Bank's senior management to cease payment on its debt, and the outcome of the restructuring of the Bank's debt;

        - the severity and persistence of the current economic crisis in Argentina which has had and could continue to have a profound adverse effect on us and the Argentine financial system;

        - changes in general economic, business, political, legal, social or other conditions in Argentina or Latin America;

        - changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

        - our inability to obtain additional debt or equity financing on attractive terms which will limit our ability to fund existing operations and to finance new activities; and

        - the other factors discussed under "Risk Factors" in this annual report.

You should not place undue reliance on such statements, which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this annual report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

         - The following table presents summary historical financial and other information for Grupo Galicia and Banco Galicia as of the dates and for the periods indicated restated in constant Argentine pesos as of December 31, 2002 applying changes in the WPI for the period from January 1, 2002 to December 31, 2002 that totaled approximately 118.44%.

         - The selected consolidated financial information as of and for the years ended December 31, 2002 and 2001 and for the six-month period ended December 31, 2000 has been derived from our audited consolidated financial statements included in this annual report.

         - The selected consolidated financial information as of and for the three years ended June 30, 2000 has been derived from the Banco Galicia audited consolidated financial statements.

         - We and Banco Galicia prepare financial statements in accordance with Argentine Banking GAAP which differs from Argentine GAAP and U.S. GAAP. Our audited consolidated financial statements contain a reconciliation to Argentine and U.S. GAAP of our shareholders' equity as of December 31, 2002 and 2001 and our net income for the two years ended December 31, 2002 and the six months period ended June 30, 2000. See note 38 and 39 of our audited consolidated financial statements included in this annual report

         - Effective September 1, 1995, pursuant to Decree No.316/95, we discontinued our prior practice of adjusting our financial statements for inflation. Effective January 1, 2002, however, as a result of the application of Argentine Central Bank's Communique "A" 3702, Resolution No.415/02 of the CNV and Resolution No.240/02 of the FACPCE, we resumed the application of the adjustment for inflation. To this end, we followed the restatement method established by Technical Pronouncement No.6 of the FACPCE using the WPI. The adjustments resulting from the changes in the purchasing power of the peso between January 1, 2002 and December 31, 2002 are stated in the currency value as of December 2002.

         - In 2002, Argentina experienced a high rate of inflation. The WPI increased approximately 118.44% in 2002. Argentine GAAP requires financial statements to be adjusted for inflation when the increase in the WPI exceeds 8% per annum. Accordingly, our audited consolidated financial statements as of and for the year ended December 31, 2002 have been adjusted for inflation and restated in constant pesos as of December 31, 2002. In addition, for comparative purposes, unless otherwise specified, we have also restated in constant pesos as of December 31, 2002 applying changes in the WPI for the period from January 1, 2002 to December 31, 2002 all other financial data included elsewhere in this annual report.

         - On March 25, 2003, Decree No.664/03 rescinded the requirement that financial statements be prepared in constant currency, effective for financial periods on or after March 1, 2003 and on April 8, 2003 the CNV issued resolution No.443/03 discontinuing inflation accounting as of March 1, 2003. The WPI increased 0.81% from January 1, 2003 to February 28, 2003.

         -        The following data should be read in conjunction with "Item 5.
         Operating and Financial Review and Prospects" and our audited consolidated financial statements.

                                                         GRUPO FINANCIERO GALICIA,                     BANCO GALICIA,
                                             ------------------------------------------  ---------------------------------------
                                                 FISCAL YEAR ENDED       6 MONTHS ENDED             FISCAL YEAR ENDED
                                             -------------------------   --------------  ---------------------------------------
                                                      DECEMBER 31,        DECEMBER 31,                   JUNE 30,
                                             -------------------------   --------------  ---------------------------------------
                                                 2002          2001          2000           2000           1999         1998
--------------------------------------------------------------------------------------------------------------------------------

                                                   (in millions of December 31, 2002, constant pesos, except as noted)(1)
CONSOLIDATED INCOME STATEMENT
Financial Income............................ Ps. 5,747.6   Ps. 3,555.8   Ps.  1,791.7    Ps. 3,275.3   Ps. 2,772.2   Ps. 2,353.7
Financial Expenses..........................     4,521.0       2,107.7          967.2        1,696.0       1,521.7       1,406.8
Net Financial Income (2)....................     1,226.6       1,448.1          824.5        1,579.3       1,250.5         946.9
Provision for Losses on Loans and Other
Receivables.................................     1,634.3         999.8          270.0          545.0         471.8         185.2
Net Income from Services (3)................       372.2         934.5          417.9          747.7         642.7         503.5
Monetary Loss from Financial Intermediation.    (1,425.3)            -              -              -             -             -
Administrative Expenses.....................       939.3      1 ,358.1          659.5        1,327.3       1,227.2       1,035.9
Monetary Gain (Loss) from Operating
  Expenses..................................        20.8             -              -              -             -             -
Minority Interest...........................       267.2         (22.0)         (13.8)           0.7         (23.8)         (3.7)
Income from Equity in other Companies.......       (51.5)         34.7           (9.7)         (12.0)        281.6          60.1
Miscellaneous Income (Loss), Net (4)........      (425.8)        382.6           21.4           60.1          35.4           7.4
Monetary Gain (Loss) from other
  Transactions..............................      (161.7)            -              -              -             -             -
Income before Taxes.........................    (2,751.1)        420.0          310.8          503.5         487.4         293.1
Income Tax..................................       (65.9)       (157.7)        (114.4)        (162.1)       (158.4)        (43.4)
Net Income before the Absorption............    (2,817.0)        262.3          196.4          341.4         329.0         249.7
Absorption subject to the Approval of the
 Annual Shareholders Meeting.................    1,358.2             -              -              -             -             -
Net Income after the Absorption.............    (1,458.8)        262.3          196.4          341.4         329.0         249.7
Adjusted Net Income per Share (in Pesos)
  (**)......................................      (1.335)        0.240          0.192          0.291         0.282         0.214
Cash Dividends per Share (in Pesos).........           -             -              -            0.4           0.2           0.2
Book Value per Share (in Pesos).............       1.487         2.816          2.818          2.265         2.257         2.029
Stock Dividends per Share (in Pesos)........           -             -              -              -           0.4           0.2
AMOUNTS IN ACCORDANCE WITH U.S. GAAP
Net Income (loss)........................... Ps.   418.8   Ps.(8,563.7)  Ps.    214.7    Ps.   358.3   Ps.   326.4   Ps.   152.5
Adjusted Net Income (loss) per Share........       0.383        (7.839)         0.210          0.306         0.280         0.131
Book Value (deficit) per Share..............      (4.921)       (5.343)         2.606          2.261         1.900         1.787
Financial Income............................     2,590.5       3,538.5        1,797.8        3,268.8       2,757.4       2,278.1
Net Financial Income .......................    (1,930.5)      1,431.7          830.5        1,572.8       1,235.7         871.1
Provision for Losses on Loans and Other
Receivables ................................       920.8       4,690.1          258.9          509.7         502.9         205.3
Income Tax..................................        65.9         211.1          101.6          144.7          93.9          40.4
CONSOLIDATED BALANCE SHEET
Cash and Due from Banks..................... Ps.   571.9   Ps. 1,130.0   Ps.  1,354.6    Ps. 1,366.1   Ps. 1,731.2   Ps. 2,145.8
Government Securities, Net..................     1,811.1         270.9          168.6          898.2       1,477.3       2,203.0
Loans, Net .................................    10,589.8      19,933.4       20,187.1       20,373.7      18,450.5      16,640.0
Total Assets................................    23,697.9      27,636.7       36,569.6       35,129.2      29,972.0      28,401.4
Deposits....................................     5,164.3      13,386.1       19,449.6       19,099.7      17,148.6      15,600.9
Other Funds (5).............................    16,909.1      11,173.9       14,234.8       13,119.6      10,178.7      10,422.5
Total Shareholders' Equity..................     1,624.5       3,076.7        2,885.2        2,909.9       2,644.7       2,378.0
Average Total Assets (6)....................    29,245.9      31,691.1       33,141.1       30,501.9      27,804.8      26,697.5
PERCENTAGE OF PERIOD-END BALANCE SHEET ITEMS
DENOMINATED IN DOLLARS:
Loans, Net of Allowances....................        9.11%        86.34%         79.85%         77.55%        75.70%        77.58%
Total Assets................................       43.30         80.05          75.65          74.20         72.08         72.20
Deposits....................................       40.08         81.15          70.61          69.43         65.81         65.58
Total Liabilities...........................       43.97         74.07          79.06          78.56         75.20         77.13
AMOUNTS IN ACCORDANCE WITH U.S. GAAP
Trading Securities.......................... Ps.    35.2   Ps.   140.7   Ps.    226.7    Ps.   850.8   Ps.   973.4   Ps. 2,197.7
Available-for-Sale Securities...............     1,368.7       2,889.1        4,339.6        3,627.2       3,960.8       3,520.8
Total Assets................................    14,733.9      20,879.8       32,513.8       31,902.8      28,633.8      28,753.3
Total Liabilities...........................    20,109.4      26,716.8       29,845.1       29,254.6      26,407.7      26,659.1
Shareholders' Equity (Deficit)..............    (5,375.5)     (5,837.0)       2,668.7        2,648.2       2,226.1       2,094.2
--------------------------------------------------------------------------------------------------------------------------------

                                                            GRUPO FINANCIERO GALICIA,                     BANCO GALICIA,
                                                ------------------------------------------  ---------------------------------------
                                                    FISCAL YEAR ENDED       6 MONTHS ENDED             FISCAL YEAR ENDED
                                                -------------------------   --------------  ---------------------------------------
                                                         DECEMBER 31,        DECEMBER 31,                   JUNE 30,
                                                -------------------------   --------------  ---------------------------------------
                                                    2002          2001          2000           2000           1999         1998
                                                -----------   -----------   --------------  -----------   -----------  ------------
SELECTED RATIOS
RATIOS IN ACCORDANCE WITH ARGENTINE GAAP
PROFITABILITY AND EFFICIENCY
 Net Yield on Interest Earning Assets (7)(*)           3.66%         6.54%             5.98%       6.18%         5.80%         4.46%
 Interest Spread, Nominal Basis (8)(*).........        0.82          5.56             5.14         5.35          5.22          3.96
 Net Yield on Interest Earning Assets, Real
 Basis (9).....................................       (6.41)         6.54             5.98         6.18          5.80          4.46
 Financial Margin (10)(*)......................        4.34          5.36             5.88         6.07          5.22          4.07
 Return on Average Assets (11)(*)..............       (5.90)         0.90             1.27         1.12          1.18          0.93
 Return on Average Shareholders' Equity (12)
  (*)..........................................      (60.51)         8.67            14.68        12.41         13.32         11.46
 Net Income from Services as a Percentage of
  Operating Income (13)........................       24.30         39.22            33.64        32.13         33.94         34.71
 Net Income from Services as a Percentage of
  Administrative Expenses......................       40.52         68.81            63.37        56.34         52.37         48.61
 Efficiency ratio (14).........................       59.97         57.00            53.09        57.04         64.82         71.42
CAPITAL
 Shareholders' Equity as a Percentage of
  Total Assets.................................        6.86%        11.13%            7.89%        8.28%         8.82%         8.37%
 Tangible Shareholders' Equity as a Percentage
  of Total Assets (15).........................        5.51          9.35             6.88         7.36          7.84          7.24
 Total Liabilities as a Multiple of
 Shareholders' Equity..........................      13.59x         7.98x           11.68x       11.07x        10.33x        10.94x
 Total Capital Ratio...........................           -         17.18%           15.26%       17.34%        13.08%        14.26%
 Excess Capital over Minimum Capital Required
 Excluding the Convertible Securities as a
 Percentage of Minimum Capital Required (16)...           -         42.31            27.73        45.13         12.66         22.59
LIQUIDITY
 Cash and Due from Banks as a Percentage of
  Total Deposits...............................       11.07%         8.44%            6.96%        7.15%        10.10%        13.75%
 Liquid Assets (17) as a Percentage of Total
 Deposits......................................       50.06         14.24            27.11        29.92         30.98         39.93
 Loans, Net as a Percentage of Total Assets....       44.69         72.13            55.21        58.00         61.56         58.59
CREDITS QUALITY
Past Due Loans (18) as a Percentage of
Total Loans ...................................        9.93%         4.96%            3.46%        3.40%         3.67%         3.31%
 Non Accrual Loans (19) as a Percentage of
   Total Loans.................................       13.08          6.74             4.04         3.95          4.51          4.08
 Allowance for Loan Losses as a Percentage
  of Total Loans Excluding Interbank Loans.....       13.84          5.08             3.04         2.92          3.46          3.13
 Non Accrual Loans (19) as a Percentage of
  Total Loans Excluding Interbank Loans........       13.25          6.87             4.33         4.23          5.07          4.60
 Allowance for Loan Losses as a Percentage of
  Non-Accrual Loans (19) ......................      104.45         73.94            70.40        69.07         68.24         67.96
 Net Charge-Offs (20).......................... Ps.   286.0   Ps.   436.1       Ps.  214.3  Ps.   507.4   Ps.   401.5  Ps.    152.8
 Net Charge-Offs (20) as a Percentage of
  Average Loans................................        1.89%         2.20%            2.20%        2.80%         2.44%         1.01%
RATIOS IN ACCORDANCE WITH U.S. GAAP
 Capital
 Shareholders' Equity (deficit) as a
  Percentage of Total Assets...................      (36.48)%      (27.96)%            8.21%       8.30%         7.77%         7.28%
 Tangible Shareholders' Equity (deficit) as a
  Percentage of Total Assets...................      (38.14)       (29.34)             7.37        7.57          7.02          6.39
 Total Liabilities as a Multiple of Total
  Shareholders'Equity..........................     (3.74)x       (4.58)x            11.18x      11.05x        11.86x        12.73x
 Liquidity
 Loans, Net as a Percentage of Total Assets....       54.88%        61.11%            62.07%      63.79%        64.23%        57.78%
 Credit Quality
 Allowance for Loan Losses as a Percentage of
  Loans Excluding Interbank Loans..............       23.69         31.01             3.16         3.09          3.86          3.37
 Allowance for Loan Losses as a Percentage of
  Non-Accrual Loans............................      179.55        413.51            72.99        73.07         76.21         73.34
INFLATION AND EXCHANGE RATE
 Inflation (Deflation) (21) (22)...............      118.44%        (4.30)%          (0.55)%       4.51%         5.14%         2.04%
 Currency Devaluation Rate (22)(%).............      236.30             -                -            -             -             -
 CER (23)......................................       40.53             -                -            -             -             -
 CVS (24)......................................        0.83             -                -            -            -              -
-----------------------------------------------------------------------------------------------------------------------------------

(*)      Annualized for the six-month period ended December 31,2000.

(**) Before the loss absorption mechanism established by Communique "A" 3800, net income per share for FY 2002 was (2.579).

(1) All amounts in December 2002 constant pesos, except inflation, percentages, ratios, multiples and per share data.

(2) Net Financial Income mainly represents income from interest on loans and other receivables from financial brokerage plus net income from government and corporate debt securities, including gains and losses, less interest on deposits and other liabilities from financial internediation and the monetary loss from financial brokerage.

(3)      Income from services net of expenditures from services.

(4)      Miscellaneous income less miscellaneous losses.

(5) Includes mainly liabilities with the Argentine Central Bank, other banks and international entities and negotiable obligations.

(6) The average balances of assets and liabilities, including the related interest receivable and payable are calculated on a daily basis for Banco Galicia and for Galicia-Uruguay and on a monthly basis for Tarjetas Regionales S.A., the regional credit card companies in which the Bank holds majority interests, the holding company Grupo Financiero Galicia S.A. and its non-banking subsidiaries.

(7) Net interest earned divided by interest-earning assets. For a description of net interest earned, see "Item 4. Information on the Company--Selected Statistical Information--Interest-Earning Assets --Net Yield on Interest-Earning Assets."

(8) Represents the difference between the average nominal interest rates earned on interest-earning assets and the average nominal interest rates paid on interest-bearing liabilities.

(9) Net interest earned divided by interest-earning assets, adjusted for the effects of inflation and currency fluctuations. For a description of net interest earned, see "Item 4. Information on the Company--Selected Statistical Information--Interest-Earning Asset--Net Yield on Interest-Earning Assets." In compliance with applicable regulations, the Bank's financial statements have not been adjusted for inflation in each of the fiscal years ended after September 1, 1995, and up to December 31, 2001, inclusively.

(10) Financial margin represents net financial income plus monetary loss from financial intermediation plus unrealized valuation difference divided by average interest-earning assets. Before the loss absorption mechanism allowed by Argentine Central Bank's Comuniques "A" 3800, the financial margin for FY 2002 was (0.74)%.

(11) Net Income plus minority interest plus unrealized valuation difference as a percentage of average total assets. Before the loss absorption mechanism allowed by Communique "A" 3800, for FY 2002 this ratio was (10.55)%.

(12) Net Income plus unrealized valuation difference as a percentage of average shareholders' equity. Before the loss absorption mechanism allowed by Communique "A" 3800, for FY 2002 this ratio was (116.84)%.

(13) Operating income is defined as net financial income plus net income from services plus monetary loss from financial intermediation. . Before the loss absorption mechanism allowed by Argentine Central Bank's Comuniques "A" 3800, this ratio for FY 2002 was 214.52%.

(14) Administrative expenses net of monetary gain (loss) from operating expenses as a percentage of operating income. Before the loss absorption mechanism allowed by Argentine Central Bank's Comuniques "A" 3800, this ratio for FY 2002 was 529.39%.

(15) Tangible shareholders' equity is defined as shareholders' equity minus intangible assets.

(16) Until March 1998, a total of Ps. 331.6 million of the Banco Galicia's excess capital was represented by Banco Galicia's 7% Convertible Subordinated Negotiable Obligations due 2002 (the "Convertible Securities"). On September 19, 1998 a total of Ps 326.1 million of the Convertible Securities were converted into Banco Galicia's Class B Shares and Ps. 5.5 million were redeemed.

(17) Liquid assets include cash due from banks, government securities, certificates of deposits acquired to the Argentine Central Bank, and placements with correspondent banks.

(18) Past due loans consist of amounts of entire loan principal and interest receivable for those loans for which either the principal or any interest payment is 91 days or more past due

(19) Non-accrual loans are defined as those loans in the categories under the Argentine Central Bank's classification: (a) consumer: defective fulfillment, difficulty in recovery, uncollectible and uncollectible for techical reasons and (b) commercial: with problems, high risk of insolvency, uncollectible or uncollectible for technical reasons.

(20)     Charge-offs plus direct charge-offs minus bad debts recovered.

(21)     As measured by changes in the Wholesale Price Index in Argentina.

(22) Source: Instituto Nacional de Estadisticas y Censos (National Bureau of Statistics and Census, INDEC).

(23) The "CER" is the "coeficiente de estabilizacion de referencia", an inflation adjustment coefficient based on changes in the consumer price index, which became effective as from February 3, 2002.

(24) The "CVS" is the "coeficiente de variacion salarial", an adjustment coefficient based on the variation of salaries, which became effective as from October 1, 2002.

EXCHANGE RATE INFORMATION

From April 1, 1991, when Law No. 23,928 and Decree No. 529/91 (together referred to as the Convertibility Law) became effective, through January 7, 2002, the peso had been freely convertible into U.S. dollars substantially on a one-to-one basis. Pursuant to the Convertibility Law, the Argentine Central Bank was required to (1) maintain a reserve in foreign currencies, gold and certain public bonds denominated in foreign currency equal to the amount of the outstanding Argentine monetary base and (2) sell U.S. dollars to any person who so required at a rate of one peso per dollar. In addition, the Argentine Central Bank had adopted a policy of purchasing U.S. dollars at a rate of Ps.1.00 per US$1.00, and on January 12, 1995, the Argentine Central Bank had issued Communique "A" 2298 which provided that all exchange transactions made with the Argentine Central Bank were to be made at a rate of Ps.1.00 per US$1.00.

On January 6, 2002, Congress enacted the Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the "Public Emergency Law"), ending ten years of one-to-one dollar-peso parity under the Convertibility Law. The Public Emergency Law granted the Executive Branch the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. On the same day, the Executive Branch established a dual exchange rate system, with an "official" market where the exchange rate was fixed at Ps.1.4 per US dollar for transactions subject to Argentine Central Bank approval and import and export transactions, and another exchange rate for all other transactions that was to be freely determined by the market.

On January 11, 2002, after the Argentine Central Bank ended the banking and foreign-exchange market holiday that it had imposed on December 21, 2001, Banco Nacion published its first free market exchange rate at Ps.1.6 per US dollar. Heightened demand for scarce dollars, caused by uncertainty and by the lack of any other investment alternatives within the "corralito", led the peso to trade well below the Ps.1.4 per dollar exchange rate used by the government. The peso continued to fluctuate significantly and, on February 3, 2002, the Executive Branch announced the elimination of the dual exchange rate in favor of a single floating rate for all transactions. On the same day, another banking holiday was imposed preventing the conversion of pesos until February 11, 2002. See "Item 4. Information on the Company--Main Regulatory Changes in 2002 and 2003--Foreign Exchange and Monetary System."

Since February 11, 2002, the government and the Argentine Central Bank took various measures intended to increase the supply of dollars in the foreign exchange market and thereby limit the depreciation of the peso. However, the peso continued to loose ground against the dollar until mid 2002. As of June 30, 2002, according to Banco Nacion's quotations, the exchange rate was approximately Ps.3.80 per US dollar. Beginning in the second half of 2002, the policy of combining the sale of international reserves with the tightening of controls over the foreign exchange market and capital movements, succeeded in stabilizing the peso. The exchange rate began to decrease even while the Argentine Central Bank began to recover international reserves steadily. By the end of 2002, the exchange rate fluctuated around Ps.3.4 per US dollar.

In 2003, the peso continued to appreciate, as a result of the stabilization of the economy and the fact that demand for US dollars in the foreign exchange market is low, given that Argentina is not servicing most of its foreign debt after it suspended its debt payments in December 2001 and the private sector debt with foreign creditors is mostly undergoing renegotiation processes. In addition, the supply of foreign exchange is high, given there is a low level of imports and the trade surplus is at a historically high level. See "Item 3. Key Information--Risk Factors--An excessive appreciation of the peso could create more recession, renewed pressures in the foreign exchange market and financial losses to economic agents, including the Bank, with net asset foreign currency positions."

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars, expressed in nominal pesos per US dollar.

                                             -------------------------------------------------------------------------
                                                                         EXCHANGE RATE(1)
                                             -------------------------------------------------------------------------
                                                HIGH                   LOW              AVERAGE(2)        PERIOD-ENDED
                                             -------------------------------------------------------------------------
1998................................         Ps.  1.0000           Ps.  1.0000          Ps.  1.0000       Ps.  1.0000
1999................................              1.0000                1.0000               1.0000            1.0000
2000................................              1.0000                1.0000               1.0000            1.0000
2001................................              1.0000                1.0000               1.0000            1.0000
2002................................              3.9000                1.0000               3.0724            3.3630
December 2002.......................              3.5875                3.3630               3.4902            3.3630
January 2003........................              3.3625                3.0633               3.2582            3.1817
February 2003.......................              3.2317                3.0848               3.1632            3.2013
March 2003..........................              3.2187                2.8710               3.0747            2.9625
April 2003..........................              2.9792                2.8295               2.8946            2.8295
May 2003............................              2.9500                2.7485               2.8357            2.8632
June 2003..........................               2.8468                2.7615               2.8089            2.8075

(1) Until December 2001, inclusively the source is Banco Nacion. Beginning March 2002 the source is the Argentine Central Bank.

(2)      Based on monthly average exchange rates.

From 1989 to November 30, 2001, there were no foreign exchange controls preventing or restricting the conversion of pesos into U.S. dollars and transfers abroad. However, on December 3, 2001, the government introduced controls over the foreign exchange market and transfers of foreign currency abroad. In late 2002, the government began to gradually release its controls over the foreign exchange market and capital movements. In May 2003, controls over the foreign exchange market were eliminated to a large extent.

As of December 31, 2002, despite a certain easing of the restrictions imposed on the foreign exchange market, the transfer of funds abroad to effect payments of principal of debts of a financial nature by financial institutions continued to require the prior approval of the Argentine Central Bank, except in the case of new indebtedness corresponding to transactions executed through the free foreign exchange market after February 2, 2002 and payment obligations with international credit agencies. In May 2003, this prerequisite was eliminated for financial institutions without financial assistance from the Argentine Central Bank for liquidity reasons. In the case of the Bank, the transfer of funds abroad for the payment of principal of debts of a financial nature continues to require the prior authorization of the Argentine Central Bank. See "Item 4. Information on the Company--Main Regulatory Changes in 2002 and 2003--Foreign Exchange and Monetary System."

RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS ANNUAL REPORT. WE ALSO MAY FACE RISKS AND UNCERTAINTIES THAT ARE NOT PRESENTLY KNOWN TO US, OR THAT WE CURRENTLY DEEM IMMATERIAL, WHICH MAY IMPAIR OUR BUSINESS. IN GENERAL, YOU TAKE MORE RISK WHEN YOU INVEST IN THE SECURITIES OF ISSUERS IN EMERGING MARKETS SUCH AS ARGENTINA THAN WHEN YOU INVEST IN THE SECURITIES OF ISSUERS IN THE UNITED STATES AND CERTAIN OTHER MARKETS.

                     RISK FACTORS RELATING TO GRUPO GALICIA

WE ARE A HOLDING COMPANY AND OUR ABILITY TO PAY CASH DIVIDENDS DEPENDS ON THE PROFITABILITY OF OUR SUBSIDIARIES

We are a holding company and as such we conduct all of our operations through our subsidiaries. As a holding company, dividends or other inter-company transfers of funds from our subsidiaries are expected to be our primary source of funds to pay our expenses and dividends. While we do not anticipate conducting operations at the holding company level, any expenses we incur, in excess of minimum levels, which cannot be otherwise financed, will reduce amounts available to be distributed to our shareholders. The ability of our subsidiaries to pay dividends and make other payments to us will depend on their results of operations and financial condition and may be restricted by, among other things, applicable corporate and other laws and regulations and agreements of such subsidiaries. In addition, our ability to pay dividends will be subject to legal and other requirements at the holding company level.

During 2002, due to Banco Galicia's adverse financial condition, we did not receive any dividends from Banco Galicia. Banco Galicia is currently prohibited from paying any cash dividends or making any advances, loans or capital contributions to us, its other affiliates or subsidiaries for so long as the Argentine Central Bank's financial assistance is outstanding. Furthermore, Banco Galicia is further restricted in paying dividends since it is required to adjust its earnings to be distributed as cash dividends with the difference begtween the market value and the carrying value of the compensatory and hedge bonds, which bonds are described in this annual report, after netting the legal reserve and other reserves established by Banco Galicia's by-laws. Consequently, our ability to distribute cash dividends to our shareholders has been, and continues to be, materially and adversely affected. See "Item 8. Financial Information--Dividends--Grupo Galicia--Dividend Policy and Dividends."

WE INTEND TO PURSUE NEW LINES AND EXPAND EXISTING LINES OF BUSINESS WHICH WE CANNOT BE CERTAIN WILL BE AS PROFITABLE AS CURRENT OPERATIONS

We expect to continue to pursue new lines of finance-related businesses and to expand on existing ones. We cannot be certain that we will be successful or that these new or expanded businesses will be as profitable as our current operations. In addition, we will need to compete with entities with which we have not competed before or which might have more experience and a more in-depth and proven track record than we do. In addition, these competitors, particularly foreign companies, might have greater financial resources to expand their businesses than we do.

WE MAY OPERATE FINANCE-RELATED BUSINESSES THAT HAVE LITTLE OR NO REGULATORY SUPERVISION WHICH MAY BE RISKY

We may operate finance-related businesses outside of Banco Galicia that are not regulated by the Argentine Central Bank. These businesses will be subject only to those regulatory limitations which may be applicable to them. We cannot be certain that Grupo Galicia will not enter into businesses that have little or no regulatory supervision or that are riskier than the existing businesses of Banco Galicia.

WE ARE SUBJECT TO DIFFERENT CORPORATE DISCLOSURE AND ACCOUNTING STANDARDS WHICH MAY LIMIT THE INFORMATION AVAILABLE TO OUR SHAREHOLDERS

A principal objective of the securities laws of the United States, Argentina and other countries is to promote full and fair disclosure of all material information of companies issuing securities. However, there may be less publicly available information about us than is regularly published by or about listed companies in certain countries with highly developed capital markets, such as the United States. While we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Furthermore, we are not required to comply with the SEC's proxy rules in connection with shareholders meetings.

We maintain our respective financial books and records in pesos and prepare our respective financial statements in conformity with Argentine Banking GAAP, which differs in certain respects from Argentine GAAP and U.S. GAAP.

SHAREHOLDERS MAY BE SUBJECT TO LIABILITY FOR CERTAIN VOTES OF THEIR SECURITIES

Shareholders are not liable for the company's obligations. Shareholder's liability is limited to the payment of the shares they subscribe. However, shareholders who have a conflict of interest with a company and do not abstain from voting may be held liable for damages to the company. Also, shareholders who willfully or with negligence voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or the company's by-laws, may be held liable for damages to the company or to other third parties, including other shareholders.

In order to vote Class B shares underlying ADSs, a shareholder must either withdraw the shares from our ADR facility or ask the depositary to vote the shares according to his or her instructions. A shareholder may not receive notice of a shareholders' meeting in sufficient time to instruct the depositary or to withdraw his or her shares. If a shareholder does not vote directly or instruct the depositary, the depositary will give a proxy to vote his or her Class B shares to a person designated by Grupo Galicia.

In accordance with the Argentine Commercial Companies Law and applicable regulations, any shareholder who votes against certain actions or does not attend (whether in person or by proxy) the relevant shareholders' meeting may exercise his appraisal rights, provided that the shareholder exercises his rights within prescribed time periods. However, because of the absence of legal precedent as to whether a shareholder who has voted both for and against a proposal (such as the depositary for our ADSs) may exercise appraisal rights with respect to those shares voted against the proposal, there is doubt as to whether holders of our ADSs will be able to exercise appraisal rights either directly or through the depositary with respect to our Class B shares represented by ADSs unless they exchange their ADSs for our Class B shares prior to the relevant shareholders' meeting.

GALICIA RETIRO COMPANIA DE SEGUROS S.A., OUR SUBSIDIARY, COULD FACE ADVERSE FINANCIAL CONSEQUENCES IN THE EVENT THAT CERTAIN OF ITS CUSTOMERS DO NOT ACCEPT A REPROGRAMMING OF THEIR ACCOUNTS.

Our indirect insurance subsidiary, Galicia Retiro Compania de Seguros S.A., could face adverse financial consequences if a significant number of its customers do not approve a reprogramming of their annuities originally issued in dollars.

In order to address the adverse financial consequences caused by the "asymmetric pesification" of dollar-denominated liabilities and assets of Galicia Retiro, Galicia Retiro has submitted to the Argentine Superintendency of Insurance a plan to reprogram the repayment schedule of its dollar-denominated annuities that were affected by the "asymmetric pesification" in order to avoid a potential liquidity shortfall in the repayment of such liabilities. Such plan was approved by the Argentine Superintendency of Insurance on June 12, 2003. On June 30, 2003, Galicia Retiro launched its exchange offer for the reprogrammig, which expires on July 31, 2003. There can be no assurance that a significant number of the affected customers will agree to such reprogramming, which, if such reprogramming is not successful, will result in adverse financial consequences to Galicia Retiro.

Additionally, the legal regime in Argentina is inconsistent as it relates to whether such liabilities, so affected by the "asymmetric pesification", must be repaid in dollars on a current basis or repaid in pesos, with some courts permitting the repayment in dollars on a current basis. There can be no assurance that a significant number of the affected customers of Galicia Retiro will accept the above-mentioned plan rather than seek legal redress, which may result in adverse financial consequences to Galicia Retiro.

ADVERSE MARKET CONDITIONS ARE ALSO HAVING A NEGATIVE IMPACT ON OUR NON-BANKING BUSINESSES

In addition to the negative impact that the package of economic measures adopted during 2002 have had on Banco Galicia, such measures have deeply affected the general business environment in Argentina and its level of activity. Although, each of our subsidiaries has been affected differently by the difficult financial conditions in Argentina (and the region as a whole), depending on its particular business activity, some effects have been experienced by all and all of such effects have been adverse. For a discussion on the negative impact of these economic measures on Banco Galicia, see "Item 3. Key Information--Risk Factors--Risk Factors Relating to Banco Galicia."

                       RISK FACTORS RELATING TO ARGENTINA

Most of our operations, property and customers are located in Argentina. Accordingly, the quality of our assets, our financial condition and results of operations depend primarily on macroeconomic and political conditions prevailing in Argentina.

ARGENTINA'S POLITICAL AND ECONOMIC INSTABILITY IS STILL HIGH AND COULD AFFECT THE ECONOMY

Following a period in which several presidents were appointed and a default was declared on January 1, 2002 on part of Argentina's sovereign debt, the Legislative Assembly elected Peronist senator Eduardo Duhalde as President to serve for the remaining term of former President De la Rua until December 2003. Since his appointment on January 2, 2002 and through April 2003, President Duhalde and the Argentine government undertook a number of far-reaching initiatives. These are described in more detail in "Information on the Company--Main Regulatory Changes in 2002 and 2003."

This package of measures has radically changed the monetary and foreign exchange regime of the country and the regulatory environment for doing business in Argentina, for all sectors of activity, including the financial sector. The impact of these measures on the Argentine economy were significant in 2002 (the GDP fell 10.9%) and are still uncertain in the long run.

Even though the administration succeeded in stabilizing the main macroeconomic variables in the second half of 2002, it would still be premature to consider that Argentina's economic crisis has ended. Moreover, the economic policy of the government has consisted mainly of administering the crisis through monetary and fiscal policies, and has not included structural reforms capable of supporting long-term economic growth. Likewise, formal conversations have not been initiated to restructure Argentina's sovereign debt affected by the default, and as relates to the debt with multilateral credit agencies, only a short term agreement with the International Monetary Fund (the "IMF") has been signed, that allows Argentina to refinance the indebtedness maturing in 2003 up to August. Therefore, a final resolution of the deep crisis that affects Argentina since 2001 depends on policies and measures that have not yet been implemented.

President Nestor Kirchner, from the Peronist Party, was sworn in as president on May 25, 2003. His term ends in December 2007. Mr. Kirchner became President after having obtained 22% of the votes in the first round of presidential elections held on April 27, 2003. The second round ("ballotage"), contemplated by Argentine Law for situations in which a majority is not obtained by any one candidate in the first round, did not take place, because the other candidate withdrew. The new administration will need to create the necessary support to implement reforms required to ensure economic growth. If the new government is not capable of implementing economic policies needed for Argentina to finally leave the crisis behind and turn the economic growth it has experienced in the last three quarters of 2002 and the first quarter of 2003 into a sustainable development in the long run, there is considerable risk that political and economic instability would increase again. This would likely have a negative impact on the Argentine economy and on the financial system, including the Bank.

VOLATILITY OF THE REGULATORY ENVIRONMENT COULD CONTINUE TO BE HIGH AND FUTURE ARGENTINE GOVERNMENTAL POLICIES COULD AFFECT THE ECONOMY AS A WHOLE AS WELL AS FINANCIAL INSTITUTIONS AND THE BANK

The Argentine government has historically exercised significant influence over the economy and financial institutions in particular have operated in a highly regulated environment.

Since December 2001, the Argentine government has promulgated numerous, far-reaching and not always consistent laws and regulations affecting the economy in general as well as financial institutions in particular. We cannot assure you that laws and regulations currently governing the economy or the financial sector will not continue to change in the future, particularly in light of the fact that the political and economic crisis of Argentina has not yet been resolved. In addition, we cannot assure you that any changes will not adversely affect the different economic agents in Argentina, including financial institutions and the Bank, as well as its business, financial condition or results of operations or its ability to honor its foreign-currency denominated debt obligations.

THE FAILURE OF ARGENTINA TO REACH ADEQUATE AGREEMENTS WITH THE IMF OR TO REFINANCE ITS FOREIGN DEBT COULD PREVENT ECONOMIC GROWTH AS A LONG-TERM TREND

On December 23, 2001, Argentina declared the suspension of payments on Argentina's sovereign debt, except for debt owed to multilateral credit agencies.

Argentina attempted to reach, throughout the whole of 2002, an agreement with the IMF that would permit it to at least avoid a default with the multilateral credit agencies. After negotiations for the whole of 2002, in January 2003, Argentina reached an agreement with the IMF that contemplates the refinancing of its debt with such credit agency maturing in 2003 through August, for US$6,600 million. In addition, the agreement facilitates the renewal of loans for US$4,400 million from the World Bank and the Interamerican Development Bank ("IDB"). The agreement with the IMF is a short-term one and does not include new funds.

The IMF has been reluctant to grant financial assistance for amounts that are substantial, unless Argentina submits a program that the IMF considers sustainable in the medium term and contains requirements established by the IMF. The lack of adequate future agreements with the IMF, and particularly after the short-term agreement signed in January 2003 expires, would strongly complicate the difficult situation in which it is currently immersed. The lack of adequate agreements with the IMF would prevent Argentina to access credit from other multilateral credit agencies and would postpone the restructuring of its defaulted foreign debt. Furthermore, Argentina's access to the voluntary international credit market is dependent on the satisfactory resolution of this restructuring.

If the inability of the Argentine government and the private sector to access foreign financing continues, and/or Argentina does not succeed in satisfactorily restructuring its foreign debt, the fiscal situation of the country would be severely affected, undermining the ability of the government to implement adequate economic policies (including structural reforms) and that of the private sector to reinitiate an investment cycle. The consolidation of a growth cycle in the medium term depends on all these factors. If a growth trend in economic activity fails to materialize, a higher degree of political and economic volatility is highly likely, as well as a new prolonged recession, higher inflation and unemployment rates and a higher degree of social unrest. This would negatively and materially impact the different economic agents operating in Argentina, including the financial system and the Bank.

INFLATION MAY RISE FROM THE CURRENT LEVELS

The devaluation of the peso in January 7, 2002 and the subsequent increases in the exchange rate, have generated pressures on the domestic price system prompting inflation to reemerge in Argentina in 2002 after several years of price stability and even periods of deflation. Argentina's historical experience demonstrates that domestic prices of goods and services are highly linked to the level of the exchange rate and its variations. Also, the expectation of increases in the exchange rate have historically triggered increases in domestic prices.

During the first half of 2002, there was considerable concern that the Argentine Central Bank's printing of currency and the pressures on the price system generated by the devaluation, would result in significant inflation or hyperinflation. This did not happen, because the increase in the monetary base was offset, by the Argentine Central Bank, mainly through the sale of international reserves. In addition, the recession precluded the pass-through of the full increase in the exchange rate to domestic prices and the government prohibited increases in tariffs of public services and controlled price increases of tradable goods through the increase of taxes on exports ("retenciones"). Finally, the increase in the nominal tax collection, due to this increase and to the increase in prices, allowed the government use of Argentine Central Bank financing to be limited during the period. During the first half of 2002, inflation was very high but price increases decreased during the year. In the first four months of 2003, consumer prices increased by 2.6% and wholesale prices decreased by 1.7%.

If the value of the peso could not be stabilized in the future by positive expectations about Argentina's economic future, or/and by adequate fiscal and monetary policies, an increase in inflation rates can be expected. High inflation or a high volatility of inflation rates would negatively and materially affect the business volume of the financial system and preclude it from resuming financial intermediation activities. This would in turn negatively affect the level of economic activity and employment. High inflation would also undermine Argentina's foreign competitiveness by diluting the effects of the devaluation, with the same negative effects on the level of economic activity and employment.

In the past, inflation materially undermined the Argentine economy and the government's ability to create conditions that would permit growth. We cannot assure you that the Argentine economy will not be negatively affected by a resurgence of high rates of inflation.

AN EXCESSIVE APPRECIATION OF THE PESO COULD CREATE MORE RECESSION, RENEWED PRESSURES IN THE FOREIGN EXCHANGE MARKET AND FINANCIAL LOSSES TO ECONOMIC AGENTS, INCLUDING THE BANK, WITH NET ASSET FOREIGN CURRENCY POSITIONS

The devaluation of the peso on January 7, 2002 and the subsequent increases in the exchange rate, mainly during the first half of the year, determined a 240% increase in the nominal exchange rate of the peso vis-a-vis the US dollar during 2002. The inflation rate was substantially lower than the increase in the nominal exchange rate. Consequently, the devaluation of the peso resulted in an increase in the real exchange rate of approximately 139%, positioning the real exchange rate at a historically high level.

In 2002, the combination of low imports and slightly lower exports resulted in a trade balance surplus of US$16,375 million, US$10,026 million higher than in 2001.

If imports were to remain low and the restructuring of the Argentine sovereign debt currently in default were not to occur or were substantially delayed, the combination of a strong trade balance surplus and controls over the foreign exchange market (still outstanding even if substantially relaxed) could result in a significant appreciation of the real and nominal exchange rates.

In the medium term, a significant increase of the real exchange rate would affect the Argentina's competitiveness, and this in turn could prompt new recessionary pressures on economic activity and a new disequilibrium in the foreign exchange market. Most importantly, in the short term, a significant appreciation of the real exchange rate would reduce the Argentine public sector's revenues by reducing tax collection in real terms, given the strong reliance on taxes on exports. This would worsen the public sector's financial condition, likely prompting an increase in taxes or in the printing of money. The latter would likely lead to higher inflation, and both measures would prompt recessionary pressures. See "--Inflation may rise substantially from the current levels." Even if an increase of the exchange rate could have positive effects on the financial situation of economic agents with dollar-denominated debt, an excessive increase could have negative effects on the level of economic activity and could result in a new period of economic, political and social instability.

In addition, the decrease in the nominal exchange rate negatively impacts the financial condition of economic agents with long foreign currency positions, including the Bank.

THE LACK OF ADDITIONAL COMPENSATION TO FINANCIAL INSTITUTIONS FOR CERTAIN DAMAGES GENERATED BY THE GOVERNMENT'S ECONOMIC POLICY COULD BE DETRIMENTAL TO THEIR FINANCIAL CONDITION

As of the date of this annual report, the government and the Argentine Central Bank have provided a series of rules to determine the amount of compensation, in connection with the "asymmetric pesification", to which each financial institution is entitled in the form of government bonds (mostly dollar-denominated bonds maturing in 2012, or "Boden 2012"). However, certain situations have not been contemplated by such rules, such as providing compensation for the effects of the "asymmetric pesification" on the balance sheet of non-banking subsidiaries with complementary activities.

In addition, while Congress is considering a proposal that contemplates providing compensation in the form of peso-denominated government bonds maturing in 2013 ("Boden 2013") for certain items which are pending at the date hereof. The items financial institutions would be compensated for are (i) the enforcement by the government of different inflation adjustment coefficients for pesified bank assets and liabilities, and (ii) the fact that banks have had to repay dollar-denominated deposits, pursuant to depositors' judicial actions, at exchange rates greater than Ps.1.4 per US dollar (the exchange rate at which the dollar deposits were initially pesified by the government). See "Item 4. Information on the Company--Main Regulatory Changes in 2002 and 2003--Compensation to Financial Institutions."

We cannot assure you that the government will provide compensation to financial institutions, such as the Bank, to compensate the potential losses arising from the matters described in the previous paragraph, or that such compensation will be sufficient to cover all of the potential losses or enhance the Bank's ability to meet its debt obligations as they mature.

DETERIORATION OF FINANCIAL INSTITUTIONS' ASSET QUALITY DUE TO THE ECONOMIC CRISIS MAY AFFECT THEIR FINANCIAL CONDITION AND THEIR INCOME GENERATION CAPACITY

Argentine debtors' capacity to repay their loans, already impaired by the deep and persistent recession that began in the second half of 1998, has deteriorated significantly since December 2001. As a consequence the quality of the assets of financial institutions operating in Argentina or of any financial institution, domestic or foreign, with a significant exposure to Argentine residents has deteriorated since that date. The Bank has established allowances for loan losses for significant amounts in 2002, to cover the risks inherent to its portfolio of loans to the private sector.

We cannot assure you that the deterioration of the quality of the private sector loan portfolio will not intensify further and that this will not affect the Bank's income generation capacity.

In addition, currently the financial system's assets, as well as those of the Bank, include a substantial exposure to debt instruments of the Argentine public sector, mainly as a consequence of the pesification of most of these assets at the Ps. 1.40 per US dollar exchange rate (while most private sector assets in bank books were pesified at the 1 to 1 parity between the peso and the US dollar) and of the provision of compensation for the "asymmetric pesification" in the form of government securities (compensatory and hedge bonds), mostly dollar-denominated or the Boden 2012.

The Argentine public sector, including the national and the provincial governments, is currently in default on part of its foreign debt, including the Argentine Republic External Notes held by the Bank. In addition, the Argentine public-sector solvency in the long run is today uncertain, given that its defaulted foreign debt has not been renegotiated yet and that an economic policy with long term objectives has not been defined yet. The Boden 2012 and promissory notes issued by the national government and secured by tax collections, with no quotation in the secondary markets, known as "prestamos garantizados" (the "secured loans"), in banks' portfolios that orginally constituted an exposure to the national government are currently normal, but the secured loans that originally constituted an exposure to the provincial governments are currently undergoing a restructuring and an exchange for secured loans where the debtor will be the Fondo Fiduciario para el Desarrollo Provincial (the "Fiduciary Fund for Provincial Development" or "FFPD"), a national government entity. The quality of Bank's public-sector assets is therefore currently subject to a certain degree of impairment. These assets were booked as of December 31, 2002 at their face value. See "Item 5. Operating and Financial Review and Prospects--Description of Consolidated Assets."

The value of a large portion of banks' assets, as well as bank's income generation capacity, are currently to a large extent dependent on the Argentine public sector's repayment capacity.

RECENT ARGENTINE ECONOMIC POLICIES HAVE RESTRICTED FINANCIAL ACTIVITIES FOR AN UNDETERMINED PERIOD OF TIME

The various measures implemented by the Argentine government since late 2001 and the first half of 2002, have significantly deteriorated the confidence of depositors and investors in the Argentine financial system and in all financial institutions. In a scenario where depositors' confidence as well as public sentiment towards banks has been seriously affected, for an uncertain period of time, the financial system's ability to act as an intermediary between savings and credit has been severely hampered. For an uncertain period of time, and to a larger extent than in the past, banking activity will most likely be limited to providing certain traditional commercial banking services which include: the management of means of payment (with emphasis on electronic means), the provision of bank accounts for transactional purposes, credit card activities, transactional deposit taking, foreign-trade services, the granting of short term loans limited to certain instruments and the prefinancing of exports.

Under these circumstances, for an undetermined period of time, the scale of operations of Argentine-based financial institutions, including the Bank, their business volume, the size of their assets and liabilities and most likely their income generation capacity could be much lower than in the past. We cannot assure you that these circumstances will change in the future.

Even though deposits in the financial system and with the Bank resumed growth in mid 2002, this trend would have to persist over time to allow financial institutions to return to financial intermediation activity. This would require the public to regain confidence in the Argentine financial system. At the same time, it would require the removal of uncertainty about the future related to the existence of a number of unresolved structural reforms and issues, such as the negotiation of a new agreement with the IMF, the renegotiation of the defaulted sovereign debt, the redesign of the tax system and the pending compensation to financial institutions, among others.

AN INCREASING NUMBER OF JUDGMENTS AGAINST FINANCIAL INSTITUTIONS, IN CONNECTION WITH THE "CORRALON", AND THE RECENT DECISION OF THE GOVERNMENT TO LIFT THE "CORRALON" MAY RESULT IN FURTHER DETERIORATION OF THE DEPOSIT BASE

As a consequence of the measures adopted by the government in connection with the pesification of deposits originally denominated in dollars and the restructuring of bank deposits since the beginning of 2002, a significant number of legal actions were initiated by individuals and legal entities against financial institutions, including the Bank, on the basis that these measures violated constitutional and other rights. These actions have resulted in a significant withdrawal of deposits from the financial system and the Bank. Although the Argentine government imposed certain limitations on the withdrawal of deposits pursuant to these injunctions, we cannot assure you that an increasing number of judgments against financial institutions and the Bank will not be obtained, leading to additional erosion of its deposit base.

On March 5, 2003, the Argentine Supreme Court (the "Supreme Court") ruled on the lawsuit by the Province of San Luis against the Argentine National Government, regarding the reimbursement, in dollars or in pesos for an amount equivalent to the dollar amount at the free exchange rate, of a pesified dollar-denominated deposit that the Province of San Luis holds at Banco Nacion. In its ruling, the Supreme Court declared the pesification of dollar-denominated deposits unconstitutional and ordered Banco Nacion to reimburse the Province of San Luis' deposit in dollars or in pesos for an amount equivalent to the original dollar amount at the free exchange rate. In its ruling, the Supreme Court established a 60-day term for the parties to convene the manner and the terms of the reimbursement. The parties did not reached an agreement within the established period. Therefore, the issue still has to be resolved by the Supreme Court.

The Supreme Court's ruling did not apply to individual depositors, and therefore did not have an immediate effect on the financial system as a whole. The Supreme Court has not ruled on lawsuits concerning individual depositors. If the Supreme Court rules favorably to the redollarization of restructured deposits currently outstanding in the financial system, the government could take measures to compensate financial institutions for the redollarization of their restructured deposits or, alternatively, could establish a compulsory exchange of these deposits for dollar denominated government bonds.

In addition, the Government established the freeing of the restructured deposits ("corralon") not exchanged for government bonds in the exchange offers implemented through Decree No.739/03 of April 1, 2003. Large restructured deposits were exchanged for a time deposit maturing in 90 or 120 days, depending on the deposit amount and for dollar-denominated national Government bonds maturing in 2013 (Boden 2013). Approximately 46.6% of eligible deposits in the financial system participated in this transaction.

While this measure reduces the probability of new demands being filed by depositors, it does not eliminate the negative effects on financial institutions' financial condition of the deposit payments pursuant to judicial actions already made by them and not compensated by the government. These measures also raise uncertainty about the future decision of large depositors about whether to keep their 90- and 120-day free time-deposits whithin the financial system when they mature, a decision that could affect the system's deposit base in the near future.

NEW LIMITATIONS TO CREDITORS' RIGHTS IN ARGENTINA AND TO THE ABILITY TO FORECLOSE ON CERTAIN GUARANTEES AND COLLATERAL MAY ADVERSELY IMPACT FINANCIAL INSTITUTIONS

In 2002, the Argentine government passed various laws and regulations limiting the ability of creditors to foreclose on collateral and to exercise their rights pursuant to guarantees and similar instruments upon the occurrence of a default by a debtor under a financing agreement. Such limitations have restricted Argentine creditors, such as the Bank, from initiating collection actions and/or lawsuits to recover on defaulted loans. Even if these rules ceased to be applicable, there can be no assurance that the Argentine government will not pass new rules and regulations restraining the ability of creditors to enforce their respective rights pursuant to debt agreements, guarantees and similar instruments.

On May 8, 2003, Congress passed a new law that suspends for 90 days from the date of publication of the Law in the Official Gazette, foreclosures and auctions of real estate property representing a debtor's sole family residence. The Executive Branch sanctioned this law on June 3, 2003.

THE FOREIGN EXCHANGE MARKET IS SUBJECT TO CONTROLS THAT COULD PREVENT FINANCIAL INSTITUTIONS FROM HONORING THEIR DEBT WITH FOREING CREDITORS

From 1989 to November 30, 2001, there were no foreign exchange controls preventing or restricting the conversion of pesos into U.S. dollars. Since December 3, 2001, the majority of transfers of funds abroad to effect payment of financial indebtedness required the prior authorization of the Argentine Central Bank.

Controls over the foreign exchange market established in December 3, 2001 were maintained with certain variations throughout all of 2002. Such controls, which were tightened at the beginning of the second semester of 2002, together with a significant surplus in the country's trade balance ensured a fluid supply of foreign currency to the market and affected the appreciation of the peso.

In order to prevent the appreciation of the peso, the Argentine Central Bank progressively eased certain of the restrictions imposed over the foreign exchange market beginning in November 2002. However, at the date hereof, transfers abroad of foreign exchange to effect payments on debt of a financial nature by financial institutions that have received financial assistance from the Argentine Central Bank, such as the Bank, continues to be subject to the approval of the Argentine Central Bank. See "Item 4. Information on the Company--Main Regulatory Changes in 2002 and 2003--Foreign Exchange and Monetary System."

Despite the easing of the restrictions imposed on the foreign exchange market, we cannot assure you that the Argentine Central Bank will further liberalize the foreign exchange market or that it will not implement more restrictive rules in the future. If the Argentine Central Bank maintains the current restrictions or if it reinstates more restrictive rules, financial institutions, including the Bank, may face difficulties in making transfers of US dollars abroad for payment of their financial obligations.

                        RISK FACTORS RELATING TO THE BANK

Banco Galicia's assets and operations comprise and will continue to comprise the substantial majority of Grupo Galicia's assets and operations for the foreseeable future. Therefore, most risk factors relating to an investment in Banco Galicia also apply equally to an investment in Grupo Galicia.

THE BANK'S INABILITY TO PAY ITS DEBT SERVICE OBLIGATIONS UNDER THEIR CURRENT TERMS COULD SEVERELY IMPACT OUR ABILITY TO CONTINUE AS A GOING CONCERN

Our audited consolidated financial statements have been prepared under the assumption that we will continue as a going concern. However, our independent auditors have stated in their most recent report that, due to among other things, the issues surrounding the Bank's inability to comply with the Plan, which include restructuring its foreign debt and most of its debt with the Argentine Central Bank, there is uncertainty about our ability to continue as a going concern. Our audited consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. If Banco Galicia is not successful in consummating a debt restructuring or if the Group is not successful in generating sufficient cash from operating activities to meet our financial obligations we may be forced to obtain outside sources of funding or receiving government assistance to comply with our obligations. Furthermore, the Bank's inability to successfully restructure its debt would materially and adversely affect our financial condition and continuing operations. If, as a result, we are required by the Argentine Central Bank to liquidate our operations, the holders of our debt and our shareholders will likely incur a significant loss.

THE BANK HAS NOT FINALIZED THE RESTRUCTURING OF ITS DEBT WITH FOREIGN CREDITORS

In late 2001, due to the Argentine crisis and its material adverse effects on the Bank's cash flows and deposit base, the Bank became increasingly unable to access the financial markets or otherwise obtain any financing, other than from the Argentine Central Bank. The Bank's liquid assets, deposits and cash flows from operations became insufficient to pay its foreign obligations as they became due after December 31, 2001. As a result, the Bank began to negotiate with its foreign creditors, as obligations matured, for an extension to the maturities of these obligations until a comprehensive renegotiation of its entire liabilities with foreign creditors could be accomplished.

On June 12, 2002, the Bank announced the restructuring of all of its debt with foreign creditors, under the framework of the Galicia Capitalization and Liquidity Plan (the "Plan"). Within this framework, the repayment of the Bank's debt with foreign creditors has been postponed until such debt is renegotiated. At the same time, the Bank announced that it had hired an international investment bank as advisor in the process.

During 2002, the Bank succeeded in renegotiating the liabilities of its New York Branch of approximately US$330 million and initiated formal conversations with a steering committee that was established by the Bank's largest creditors in August 2002 to restructure the foreign debt of the Bank's head office in Argentina and that of its Cayman Branch. Such debt amounts to approximately US$1,360 million, excluding US$399.5 million of Banco Galicia's debt with Galicia Uruguay. The terms and conditions under which the debt of the Bank's head office in Argentina and that of its Cayman Branch will be restructured have not been agreed upon yet but negotiations have progressed and are ongoing.

Because the Bank has failed to make certain scheduled debt payments on its foreign debt and the creditors have not waived any defaults or agreed to forebear the exercise of their rights, its creditors are entitled to accelerate the maturity of its obligations and to seek to exercise remedies, including, without limitation, seeking to obtain and enforce judgment liens against the Bank. In addition, due to cross-default provisions, the Bank's failure to make certain scheduled payments of interest or principal constitute an event of default under many of its other financing agreements (including loan agreements, the indenture for its medium term note program, time deposits, swaps and repurchase agreements).

If as a result of the above mentioned negotiations with its creditors, the Bank were unable to reach a satisfactory rescheduling agreement with its creditors and they attempted to exercise remedies in connection with its financial debt, the Bank's financial condition and its operations would be materially and negatively affected. The restructuring of the Bank's foreign debt is an essential component of its operating ability.

We cannot assure you that a satisfactory restructuring of the Bank's foreign debt will be achieved or that a satisfactory restructuring alone will, in turn, ensure the Bank's ability to successfully implement its new business strategy and regain financial stability.

IF THE BANK FAILS TO OBTAIN APPROVAL FROM THE ARGENTINE CENTRAL BANK OF ITS FOREIGN-DEBT RESTRUCTURING PLAN, IT WOULD NOT BENEFIT FROM THE SPECIAL REPAYMENT PLAN OF THE FINANCIAL ASSISTANCE IT RECEIVED FROM THE ARGENTINE CENTRAL BANK

On March 28, 2003, the Argentine government issued Decree 739/03, which among other things, established the methodology to pay the advance received from the Central Bank during the Argentine crisis. On April 30, 2003, the Argentine Central Bank issued Communique "A" 3940 declaring that banks refinance their outstanding financial assistance from the Central Bank and their outstanding foreign debt. Based on this ruling, the Bank must submit a refinancing program for its foreign debt to the Central Bank for its approval prior to December 5, 2003. As of the date of this annual report, the Bank has not complied with this requirement as its discussions with its creditors are not completed. In addition, the Argentine Central Bank established a procedure for repaying the financial assistance granted by the Argentine Central Bank in 70 or 120 monthly installments that may be opted for by banks that receive approval of their refinancing program on or prior to the prescribed date. The balance of the Bank's financial assistance from the Argentine Central Bank as of December 31, 2002 was Ps.5,581.5 million. If the Bank does not submit a refinancing program, or if, a refinancing program is submitted but not approved by the Argentine Central Bank, by the prescribed date, the Bank will not receive the benefit of the special repayment terms for its Argentine Central Bank financial assistance. If the Bank does not receive this benefit, its financial condition and its operations would be materially and negatively affected. See "Item 4. Information on the Company--Argentine Bank Regulations--Financial Assistance from Argentine Central Bank."

THE BANK'S ASSETS ARE CONCENTRATED IN ARGENTINE PUBLIC-SECTOR DEBT INSTRUMENTS

As of December 31, 2002, the Group's exposure to the Argentine public sector, mostly consisting of the Bank's exposure, including the compensatory and hedge bonds (received or to be received by the Bank in accordance with applicable regulations) and exposure both to the national and provincial governments, amounted to Ps.18,121.5 million, representing approximately 76.5% of the Group's consolidated assets. See "Item 5. Operating and Financial Review and Prospects--Total Exposure to the Argentine Public Sector."

This level of exposure to the Argentine public sector was mostly the result of the pesification of public sector assets at the Ps.1.4 per US dollar exchange rate, while most private sector assets were pesified at the 1 to 1 parity, and of the compensation of the effects of the "asymmetric pesification" through government bonds. These bonds were, in the Bank's case, dollar-denominated and the value of the dollar increased significantly during 2002. Likewise, the high exposure of the Bank to public sector assets was also the consequence of the decrease experienced by the portfolio of loans to the private sector as a result of the repayment or prepayment by debtors of these loans, in a context where origination was practicaly inexistent.

Consequently, the value of the Bank's assets and its income and cash flow generation capacity are to a large extent dependent on the Argentine public sectors' repayment capacity.

THE BANK HAS RECORDED ITS BODEN AND ITS RIGHTS TO RECEIVE OR ACQUIRE FUTURE BODEN AS ASSETS HAVING A VALUE EQUAL TO THE FACE AMOUNT OF THE BODEN RECEIVED OR TO BE RECEIVED AND ACQUIRED

As a result of the asymmetric pesification of Banco Galicia's assets, substantially Banco Galicia's portfolio of loans to the private sector and certain other assets originally denominated in US dollars were converted into pesos at a one-to-one exchange rate. At the same time, the Bank's portfolio of loans to the public sector and other assets were pesified at the Ps.1.4 per US dollar exchange rate and an inflation adjustment coefficient based on changes in the consurmer price index, or the CER, and a maximum interest rate as determined by the government was applied to these assets. In addition the Bank's liabilities, substantially deposits and local obligations in U.S. dollars or other foreign currencies in financial institutions were converted into pesos at the exchange rate of Ps.1.40 per US$1 or its equivalent in such other currency, and the Bank's liabilities with foreign creditors remained denominated in foreign currencies. The effect of this pesification, resulted in a significant decrease of our shareholders'equity.

On June 1, 2002, the Argentine government announced that it would issue government bonds to compensate financial institutions for the adverse effects of the asymmetric pesificaton. The issuance of dollar-denominated government securities maturing in 2012 and a Libor coupon (known as "Boden") was contemplated to cover two different impacts of the "asymmetric pesification":
(i) the negative effect of the pesification of assets and liabilities at different exchange rates and (ii) the currency mismatch that would otherwise result from the "asymmetric pesification" resulting from the fact that certain liabilities remained dollar denominated. The amount of the compensation for the first effect is known as the "compensatory bond" and the amount of the compensation for the second effect is known as the "hedge bond." The government also decided that the hedge bond would have to be purchased by financial institutions by means of an asset swap or a loan from the Argentine Central Bank in pesos, a 2% annual interest rate and principal adjustment by the CER.

The Bank determined the amount of compensation for the effects of the "asymmetric pesification" to which the Bank is entitled in accordance with applicable rules and in the fourth quarter of 2002 we informed the Argentine Central Bank the amount of such compensation. In accordance with such presentation, the Bank is entitled to receive US$2,254 million of face value of dollar-denominated Boden, of which US$1,021.8 million correspond to the compensatory bond and US$1,232.2 million to the hedge bond. Accordingly, the Bank notified the Argentine Central Bank of its election to purchase the hedge bond through Argentine Central Bank borrowing. In accordance with Argentine Banking GAAP, the Bank's balance sheet as of December 31, 2002 includes Ps.7,724.7 million of compensation for the "asymmetric pesification", Ps.687.5 million of Boden that the Bank has actually received and Ps.7,037.2 million representing the Bank's right to receive additional Boden up to the amount of the compensatory bond and acquire additional Boden in the amount determined for the hedge bond. The Bank's balance sheet as of December 31, 2002 also include Ps.2,468.4 million representing Argentine Central Bank borrowings expected to be incurred to finance the Bank's right to acquire the hedge bond. Additionally, the Bank's income statement for fiscal year 2002 includes the accrual of quoted interest on Boden and a 2% annual interest rate and adjustments by the CER on such Argentine Central Bank borrowings.

Although the Bank has recorded its right to receive and acquire future Boden as an asset having a value equal to the full face value of the Boden, the estimated market value of this right is significantly lower, because the Boden currently have a market price that results in value substantially below their face value. Moreover, we cannot assure you that the Bank will in fact receive all of the Boden currently recorded as assets on our consolidated balance sheet. The actual amount of Boden the Bank may ultimately receive and the actual amount of debt the Bank may ultimately incur from the Argentine government remain subject to approval from the Argentine Central Bank at the date of this annual report. As a result, the compensation the Bank ultimately receives and the related liabilities the Bank incurs may differ in amounts that could be material and could adversely affect our finance position.

In addition, Boden are unsecured debt obligations of the Argentine government which is currently in payment default on substantially all of its indebtedness. As of December 31, 2002, the Boden were not rated and were trading in the secondary market at a price of approximately 44%. The Bank's practice of carrying Boden at face value does not reflect the estimated market value of such assets which is substantially less than such carrying value. In this important respect and others, our audited consolidated financial statements are not comparable to our historic financial statements and have been prepared according to accounting policies that differ significantly from generally accepted accounting policies in both the United States and Argentina. For a description of the significant differences between Argentine Banking GAAP and US GAAP, see notes 38 and 39 to the annual consolidated financial statements in this annual report.

THE RETURN OF BANCO GALICIA URUGUAY'S DEPOSITS OVER TIME, AS PER THE RESTRUCTURING AGREED WITH ITS DEPOSIT HOLDERS IN 2002, DEPENDS ON CERTAIN FACTORS WHICH ARE NOT ENTIRELY OVER THE GROUP'S CONTROL

Banco Galicia Uruguay restructured its deposits during 2002. The deposits of its subsidiary, Banco de Galicia (Cayman) Ltd., are currently under restructuring. The amount corresponding to Galicia Uruguay's restructured third-party deposits outstanding as of December 31, 2002 (excluding restructured deposits of related companies) is shown in the Group's financial statements as dollar-denominated time deposits for US$424.2 million, dollar-denominated negotiable obligations for US$462.6 million and Ps.34 million demand deposits corresponding to the 3% initial payment made beginning January 2003. Galicia Uruguay expects to face these obligations with funds provided by (i) the recovery of its loan portfolio,
(ii) the reimbursement by Banco de Galicia y Buenos Aires S.A. of the deposits held by Galicia Uruguay at its Cayman Branch, subject to the approval of the Argentine Central Bank; and (iii) the Boden 2012 that correspond to Galicia Uruguay for compensation of the effects of the "asymmetric pesification" of Galicia Uruguay's assets.

However, the restructuring of Galicia Uruguay deposits at Banco Galicia is currently in progress and depends on the the approval of the Argentine Central Bank and on the resolution of the restructuring of Banco Galicia's foreign debt, the negotiations of which are still ongoing with Banco Galicia's creditors. Completion of this process and the terms and conditions of this restructuring are not under the Group's control.

In addition, the Bank has requested to the Argentine Central Bank authorization to transfer to Galicia Uruguay dollar-denominated Boden 2012 for an amount equivalent to the net effect of the compensation determined for Galicia Uruguay. We cannot assure you that the Argentine Central Bank will authorize the transfer.

The failure by Galicia Uruguay to honor its restructured deposits' repayment schedule would likely have a material negative impact on Banco Galicia's operations in Argentina, with a loss of reputation, customers and deposits, given that the two banks share their customer base to a large extent. As a result, the Banco Galicia could be forced to require receiving additional financial assistance from the Argentine Central Bank and our financial condition and results of operations would likely be materially and adversely affected. See "Item 4. Information on the Company--Initiatives and Investments--Banco Galicia--Galicia Capitalization and Liquidity Plan", and "Item 5. Operating and Financial Review and Prospects--Description of Consolidated Liabilities" and "--Contractual Obligations and Contingent Liabilities."

THE BANK'S FUTURE BUSINESS ACTIVITIES MAY BE SUBSTANTIALLY DIFFERENT THAN THOSE UNDERTAKEN BY THE BANK HISTORICALLY

As a result of the political and economic crisis that Argentina experienced in late 2001 and in 2002 and the material and adverse effect that such crisis has had on the Bank and other financial institutions operating in Argentina, we cannot assure you that the Bank will be able to undertake the same type of business activities in the future or maintain the same level of market activity that it has developed in periods prior to December 2001. Therefore, the

Bank's future business activities, as well as the levels of such business activities and the Bank's market share for these activities, may differ substantially from its business and levels at December 31, 2001 or in prior periods.

IT MAY BE DIFFICULT FOR THE BANK TO SUCCESSFULLY IMPLEMENT ITS NEW BUSINESS STRATEGY

The current economic situation in Argentina makes it difficult to predict whether we will be able to implement our new business strategy, including increasing our fee income so as to generate sufficient revenue to cover expenses. See "Item 4. Information on the Company--Initiatives and Investments--Banco Galicia's Strategy." Demand for fee-related products and services is increasing in Argentina, together with the improved situation of the economy, but the economy as a whole and the relevant markets have not stabilized enough to be certain that demand will continue to increase. Therefore, there can be no assurance that our new business strategy will in fact be successful or whether continuing or new events in Argentina (including events related to the recent presidential elections of April 2003, the restructuring of the Argentine government debt and negotiations between the Argentine government and its creditors), will not adversely affect the Argentine economy as to call into question our ability to successfully implement our new business strategy and regain financial stability.

The Bank's ability to pay its debt obligations, as well as its overall profitability are subject to a number of variables, including the recovery of the financial intermediation business in Argentina, the restructuring of Argentina's own indebtedness, compliance on the part of the government of the contractual terms and conditions of the public-sector assets held by the Bank, the reaction of its customer base to these developments, the policies to be articulated in connection with the recent change in government, the continuation of financial support from the IMF and the resolution of discussions with other multilateral credit agencies or other creditors of Argentine debt.

THE CURRENT ECONOMIC POLICY HAS INTRODUCED SIGNIFICANT CASH FLOW AND INTEREST RATE GAPS INTO OUR BALANCE SHEET, THAT SIGNIFICANTLY AFFECT OUR INCOME GENERATION CAPACITY

As explained in other sections of this annual report, the economic policy implemented in 2002 has meant the compulsory modification by the government of most of the contracts outstanding between economic agents, which, among others, has completely modified the currency of denomination of bank assets and liabilities as of December 31, 2001, as well as their interest rates and maturity, and has introduced the capital adjustment by the CER or the CVS indexes of the pesified assets or liabilities. As a result, the balance sheets of financial institutions, including the Bank, currently contain interest rate and cash flow mismatches in the different segments of assets and liabilities. These mismatches are currently, to a large extent, beyond a financial institution's control.

During 2002 the evolution of the variables that determine the yields of the matched and mismatched portions of these segments has generated losses to financial institutions and to the Bank. We cannot assure you that the financial variables will stabilize in such a way that such losses or these mismatches will disappear.

For the financial system as a whole, as of the end of 2002, assets in pesos that accrue interest only are estimated to be lower than liabilities with the same characteristics. This implies that part of the assets pertaining to the peso segments adjusted by an index and with fixed and low interest rates are being funded by free deposits that bear market rates and reprice in the short term or by dollar-denominated liabilities. In the peso segment adjusted by the CVS there are no liabilities with the same characteristics.

The financial system as a whole, and the Bank, have a significant exposure to public sector debt instruments. A significant portion of these assets, secured loans, amortizes over a period of between 7 and 16 years, bearing CER plus a fixed rate of between 2 and 5%. On the liability side, banks have restructured deposits that bear the CER adjustment and a fixed rate. These deposits, for which the original restructuring schedule established by the government amortizes in approximately 3 years, have recently decreased due to the freeing of the "corralon". In the Bank's case, assets earning CER plus an interest rate exceed liabilities with the same characteristics, and the mismatch is expected to grow over time. In an effort to reduce the mismatch in banks' balance sheets, the government established that the Argentine Central Bank's financial assistance for liquidity reasons would be repayed out of the cash flows derived from certain public sector assets, but in a maximum of 70 or 120 monthly installments (a period that is shorter than the life of public sector assets included), with principal adjustment by CER and an annual interest rate of 3.5% (which exceeds the average rate earned on the Bank's public sector assets included). This measure reduces but does not eliminate the cash flow and interest rate mismatches between public sector assets and liabilities existing as of December 31, 2002 in financial institutions and the Bank's balance sheets, or the negative effect on liquidity of such mismatch. Also, this measure reduces the current mismatch in the CER assets and liabilities but paves the way for future (asset) mismatches. We cannot assure you that the effect of these mismatches on bank's future liquidity and results of operations will not be material.

In addition, the "asymmetric pesification" generated significant losses to financial institutions as well as, depending on the financial institution, short foreign currency positions (which previously did not exist). These were compensated by the government through the compensatory and the hedge bonds, that is Argentine government bonds maturing in 2012 that amortize over a 10-year period and bear LIBOR, while the Bank's dollar-denominated debt has a significantly shorter maturity and higher interest rates. To reduce these gaps, the Bank is currently in the process of restructuring the foreign debt of the head office in Argentina and that of its Cayman Branch. We cannot assure you that a satisfactory restructuring of our foreign debt will be achieved by us or that this alone will, in turn, eliminate the liquidity and interest rate mismatches in the foreign currency segment in such a way as to allow us to regain financial stability.

IN THE EVENT OF LIQUIDATION OF A FINANCIAL INSTITUTION, THE ARGENTINE CENTRAL BANK, DEPOSITORS AND OTHER CLAIMANTS WOULD HAVE A RIGHT OF PRIORITY OVER ALL OTHER CREDITORS

In the event of a liquidation of a financial institution, applicable rules in Argentina provide that the Argentine Central Bank, depositors, labor creditors and others, would have an absolute priority right over all other creditors (including the holders of equity securities and notes or other types of indebetedness). As a result, in the event of a liquidation, the Bank's obligations with other creditors would be subordinated to the discharge of claims of preferred creditors.

ITEM 4. INFORMATION ON THE COMPANY

ORGANIZATION

Grupo Galicia was incorporated on September 14, 1999, as a stock corporation, sociedad anonima, under the laws of Argentina. Our domicile is in Buenos Aires, Argentina. Under our by-laws, our duration is until June 30, 2100. The duration of Grupo Galicia can be extended by resolution taken at a general extraordinary shareholders' meeting. Our principal executive offices are located at Teniente General Juan D. Peron 456, Second Floor, (1038) Buenos Aires, Argentina. Our telephone number is (54-11) 4343-7528.

Our agent for service of process in the United States is CT Corporation System, presently located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.

ORGANIZATIONAL STRUCTURE

The following chart illustrates our organizational structure as of December 31, 2002. Percentages indicate the ownership interests held. All of the companies shown in the chart are incorporated in Argentina, except for:

-    Banco Galicia Uruguay S.A., incorporated in Uruguay;

- Galicia Pension Fund Ltd. and Banco de Galicia (Cayman) Ltd., incorporated in the Cayman Islands;

-    Net Investment BV (Netherlands), incorporated in Netherlands; and

-    Tradecom Holanda, incorporated in Netherlands.

Since February 13, 2002, Banco Galicia Uruguay's activities have been suspended. See "--Banco Galicia."

                            ORGANIZATIONAL STRUCTURE

[FLOW CHART]

1) Aguas Provinciales de Santa Fe S.A. 12.5%; Inversora Diamante S.A. 12.5%; Electrigal S.A. 12.5%; Inversora Nihuiles S.A. 12.4991%; Correo Argentino S.A. 11.77%; Aguas Cordobesas S.A. 10.833%; Aguas Argentinas S.A. 8.26%; A.E.C. S.A. 6.965%, Caminos de las Sierras S. A. 2.4835%.

2) Multibrand S.A. 12.5%; Seguros de Depositos S.A. ("Sedesa") 12.0710%; Coelsa 12.99%; Alfer S.A. 9.8024%; Interbanking S.A. 7.69%; Argencontrol S.A. 5.766%; Finanban S.A. 6.67%; Ocye S.A. 6.0%; Visa 5.0%; Mercado Abierto Electronico S.A. 1.4851%; AIG-GE Capital Latin American Infrastructure Fund LP 1.45477%; Banco Latinoamericano de Exportaciones S.A. 0.10%; S.W.I.F.T. S.C. 0.02%, Corporacion Financiera S. A. 9.09%.

3)   Tradecom International (Netherlands) is a shareholder of BtoB Comercial
     S.A.

When we refer to our business or when we use the terms "Grupo Galicia" or the "Group", we mean the businesses of Grupo Galicia, the holding company, Galicia Warrants S.A., Sudamericana Holding S.A. and its subsidiaries, Net Investments S.A. and its subsidiaries, and Banco Galicia consolidated with Galicia Uruguay and its subsidiaries, Tarjetas Regionales S.A. and its subsidiaries, and the following consolidated subsidiaries: Galicia Valores S.A., Sociedad de Bolsa, Galicia Capital Markets S.A. and its subsidiaries, Galicia Factoring y Leasing S.A. and AgroGalicia S.A. (collectively the "Bank" or "Banco Galicia").

HISTORY

We were formed on September 14, 1999, as a financial services holding company, to hold all of the shares of capital stock of Banco Galicia held by members of the Escasany, Ayerza and Braun families. We were formed with an initial nominal capital of 24,000 common shares, 12,516 of which were designated class A shares and 11,484 of which were designated as class B shares. Following the formation of Grupo Galicia, the holding companies which held the shares in Banco Galicia on behalf of the Escasany, Ayerza and Braun families were merged into Grupo Galicia. Following the merger, Grupo Galicia held 46.34% of the outstanding shares of Banco Galicia. Simultaneously with the merger, Grupo Galicia increased its capital from 24,000 to 543,000,000 common shares, 281,221,650 of which were designated as Class A shares and 261,778,350 of which were designated as Class B shares. Following such capital increase, all of the Class A shares of Grupo Galicia were held by EBA Holding S.A., an Argentine corporation that is 100% owned by our controlling shareholders, and the Class B shares were held directly by our controlling shareholders, in an amount equal to their ownership interests in the holding companies that were merged into Grupo Galicia.

On May 16, 2000, we held an extraordinary shareholders meeting during which the shareholders unanimously approved a capital increase of up to Ps.628,704,540 and approved the public offering and listings of our Class B shares. All of the new common shares were designated as Class B shares, with a par value of Ps.1.00. During this extraordinary shareholders meeting, all of the existing shareholders of Grupo Galicia waived their preemptive rights in order to establish the basis for the exchange offer of Grupo Galicia shares for Banco Galicia shares. At the same shareholders' meeting, the shareholders determined that the exchange ratio for the exchange offer be 1 Class B share of Banco Galicia for 2.5 Class B shares of Grupo Galicia and 1 ADS of Banco Galicia for 1 ADS of Grupo Galicia. We completed the exchange offer in July 2000. At the completion of the exchange offer, our only significant asset was our 93.23% interest in Banco Galicia. By the end of 2002, our interest was 93.59% as a result of open market purchases.

We are a holding company whose corporate purpose is exclusively related to financial services and investment and which, pursuant to our by-laws, may not carry out transactions described in the Financial Entities Law (Ley de Entidades Financieras). Therefore, it is not our intention to compete with Banco Galicia. Rather, we seek to broaden and complement Banco Galicia's operations and businesses through holdings in companies and undertakings whose objectives are related to financial activities. Consequently, we operate in financial and related activities that Banco Galicia cannot carry out or in which it can only participate in a limited way, or in those activities that would not be profitable for the Bank, due to current regulations.

Important Events in Our Business are detailed under the section "Recent Initiatives and Investments" below.

CAPITAL INVESTMENTS AND DIVESTITURES

GRUPO GALICIA

During 2002, Grupo Galicia made capital contributions in the amount of Ps.4.2 million to Net Investment S.A. For 2002, Grupo Galicia had budgeted investments for US$3.0 million to be assigned to Net Investment S.A. No investments were budgeted for Sudamericana Holding S.A. or Galicia Warrants.

For 2003, Grupo Galicia has budgeted capital investments in an amount of Ps.3.2 million to be applied to Net Investment S.A. There are no capital investments budgeted for Sudamericana Holding S.A. or Galicia Warrants.

During 2001, Grupo Galicia made the following capital investments:

     - Banco Galicia: During 2001, the aggregate amount invested in Banco Galicia was Ps.5.42 million represented by open market purchases of common shares.

     - Net Investment S.A.: During 2001, Grupo Galicia made Ps.5 million in capital contributions.

     - B to B Comercial: On November 12, 2001, Grupo Galicia and Banco Galicia jointly contributed to Net Investment S.A. all their interests in BtoB Comercial S.A., in order to participate in the business to be conducted by Tradecom International N.V., a company that will concentrate 100% of the capital stock and voting rights of BtoB Comercial S.A. In addition, during 2001, Grupo Galicia contributed Ps.0.61 million to BtoB Comercial S.A.

     - Sudamericana Holding S.A.: In September 2001, Grupo Galicia made a new investment in the insurance business by acquiring from Hartford Life International Ltd. (U.S.A.) and Hartford Life Ltd. (Bermuda), 50% of the capital stock and voting rights of Sudamericana Holding S.A. As a result of this transaction, Grupo Galicia took its interest in that company to 87.50%, while the remaining 12.50% continues to be held by Banco Galicia. The investment above amounted to Ps.20.86 million.

BANCO GALICIA

During 2002, the Bank's total capital expenditures totaled Ps. 55.7 million, distributed as follows:

Ps. 12.8 million in fixed assets;
Ps. 23.4 million in construction in progress; and Ps. 19.5 million in intangible assets.

During 2002, the Bank did not make any significant investment or divestiture.

During 2001, the Bank's total capital expenditures totaled Ps. 225 million, distributed as follows:

Ps. 78.4 million in fixed assets;
Ps. 37.8 million in construction in progress; and Ps. 108.8 million in intangible assets.

In October 15, 2001, the Bank acquired assets and liabilities from ABN AMRO Bank Argentina's retail division, principally deposits, mortgage loans, credit cards and insurance policies. The price paid by Banco Galicia was US$46 million, of which US$42 million were paid in cash and the remaining US$4 million through an agreement to distribute ABN AMRO's financial products. Banco Galicia acquired 22 branches and 270 employees. In addition, the Bank incorporated US$151.1 million in net loans and US$358.2 million in deposits.

During the quarter ended June 30, 2001, through Net Investment S.A. (26.67%), Grupo Galicia and Banco Galicia, reached an agreement with Unibanco of Brazil (53.3%) and Portugal Telecom (20%), to form Tradecom International, a business whose purpose is to develop electronic commerce in the Mercosur area.

On March 21, 2001, Banco Galicia's Board of Directors decided to sell the Bank's equity interest in Banco Barclays e Galicia S.A. (10,449,541 shares), under the terms of a public tender offer that took place in Brazil and was made by Barclays Bank plc to purchase all of Banco Barclays e Galicia S.A.'s shares. The price set by Barclays Bank plc was R$5.77 (5.77 Brazilian Reais) per share, equivalent to Ps.2.67 per share (equivalent to Ps.5.83 per share in constant pesos of December 31, 2002) at the March 19, 2001 exchange rate of R$2.165 per peso. The acquisition price was adjusted for inflation in Brazil (as measured by the Monetary Correction Rate variation) between the shareholders' meeting date and the payment date. As of December 31, 2000, Banco Galicia's 22.71% interest in Banco Barclays e Galicia S.A.'s book value was Ps.78.2 million. The tender offer was concluded in August 2001.

In March 2001, the Bank made a capital contribution of Ps.1.8 million to Sudamericana Holding S.A.

In the six-month period ended December 31, 2000, Banco Galicia's capital expenditures amounted to Ps. 122.3 million. Capital expenditures of the period were primarily made in connection with the construction of the new corporate headquarters, investments in technology, implementation of Banco Galicia's new corporate image, branch opening and relocation and the build-out of the "Galicia Ahora" network.

In addition, during the six-month period ended December 31, 2000, Banco Galicia made the following investments or divestitures in connection with interests in other companies:

     - Ps.5.7 million were invested for the acquisition of a 12.5% interest in Sudamericana Holding S.A. in December 2000 and further capital contributions to the company.

     - Ps.0.9 million were invested for the acquisition of a 12.5% interest in Net Investment S.A. and further capital contributions, between September and December 2000.

     - The Bank signed an agreement to sell 100% of its 12% interest in Inverdersa in two steps. In December 2000, the Bank sold 49% of its equity stake in Inverdersa for Ps.25.8 million. The remaining 51% was sold in June 2001.

     - In December 2000, the Bank sold its 12.5% interest in Galicia Vida Compania de Seguros S.A. for Ps.3.3 million.

During the year ended June 30, 2000, Banco Galicia's capital expenditures amounted to Ps. 219.5 million compared to Ps.173.7 million and Ps.153.8 million in the years ended June 30, 1999 and 1998, respectively. Capital expenditures in each of the years mentioned were made primarily to complete ongoing branch openings, relocations and upgrades, develop new business support systems and introduce new technology in order to improve service and function automation.

During the year ended June 30, 2000, the Bank made the following investments or divestitures in connection with interests in other companies:

     - In September 1999, Tarjetas Regionales S.A. sold 17% of its interest in Tarjetas del Mar S.A. for Ps.4.8 million.

     - In January 2000, Tarjetas Regionales S.A. acquired 47.5% of Tarjetas del Sur S.A. for Ps.15.3 million.

     - In July 1999, through Galicia Pension Fund Ltd., Banco Galicia acquired a 99.9% interest in Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversion for Ps.6.6 million.

The Bank has budgeted capital expenditures for the fiscal year ended December 31, 2003 for the following purposes and amounts:

Hardware, Software and System Maintenance                   Ps. 14.3 million
Construction of the Banco Galicia Tower                     Ps. 10.3 million
Other                                                       Ps.  0.9 million
                                                            ----------------
Total                                                       Ps. 25.5 million

STRATEGY

The main objective of Grupo Galicia is to be one of Argentina's leading comprehensive financial services companies while continuing to strengthen Banco Galicia's position as one of Argentina's leading banks. Its holding company structure enhances the opportunity to compete more effectively and to enter into new finance-related businesses (that are restricted to banks by the applicable regulatory framework), such as Internet-based ventures, and to profit from the trends in the financial industry worldwide. We can summarize our strategy into six main points:

          - Establish a platform to enhance value for our shareholders and customers: by facilitating the creation of autonomous businesses, the platform enables Grupo Galicia to leverage the experience and knowledge of the market and of its different companies, in a more targeted and efficient manner. Furthermore, the current platform will provide the Group with a great flexibility to react to market trends and to respond rapidly to client needs with respect to new products, markets and distribution channels.

          - Take advantage of the maximum flexibility to enter into potential strategic alliances: by organizing certain of our business lines into separate subsidiaries, we will optimize the potential for strategic alliances in the Group's businesses. This will provide additional flexibility to develop new businesses in the most effective manner.

          - Obtain appropriate levels of participation in certain high growth businesses and take advantage of the potential cross-selling opportunities: The Argentine Central Bank limits the ability of financial institutions to make investments in subsidiaries that develop activities that are considered "non-complementary" to banking activity. Grupo Galicia believes that some of these businesses have future growth potential in Argentina. Grupo Galicia, unlike Banco Galicia, has no limits on its investments in "non-complementary" businesses, such as insurance and new industries such as Internet-based ventures. Moreover, Grupo Galicia has established controlling interests in some of these businesses to leverage Banco Galicia's and other companies' customer bases into cross-selling opportunities.

          - Establish a corporate structure by business units: the Group intends to create an appropriate corporate structure aligned to the evolution of our several business sectors. Grupo Galicia expects that this will allow a more accurate assessment of sources of income and cost control, facilitate benchmarking of those businesses against other similar ones and therefore, facilitate the Group's commercial effectiveness and its efficiency in the use of resources.

          - Optimize the capital structure of the Group's subsidiaries: with a structure of separate subsidiaries, we can allocate capital more effectively by designing optimal capital structures for our subsidiaries and, therefore, reducing their cost of capital and investment and further expanding their growth.

          - Adapt the business to current economic conditions: Since January 1, 2002, economic, financial and business conditions have radically changed in Argentina. Grupo Galicia is making its best efforts to finance its controlled companies with their own respective cash flows, and to minimize the need for any cash contributions. In addition, Grupo Galicia has suspended the payment of any cash dividends in order to preserve an appropriate level of liquidity in order to fund its own expenses and existing projects.

INITIATIVES AND INVESTMENTS

SUDAMERICANA HOLDING S.A.

Sudamericana Holding S.A. is a group of life and retirement insurance companies.

In September 2001, Grupo Galicia made a new investment in the insurance business by acquiring from Hartford Life International Ltd. (U.S.A.) and Hartford Life Ltd. (Bermuda), and 50% of the capital stock and voting rights of Sudamericana Holding S.A. As a result of this transaction, Grupo Galicia increased its interest in that company to 87.50%, while the remaining 12.50% continues to belong to Banco Galicia.

The insurance business undertaken by Grupo Galicia through its interest in Sudamericana Holding S.A. is part of its strategy to strengthen its position as a leading financial services provider, thus supplementing those businesses which Banco Galicia may only conduct to a limited extent in line with prevailing regulations.

Total written premiums of all the companies controlled by Sudamericana Holding during this fiscal year represented 3% of the Argentine individuals' insurance market, being ranked in the tenth place among Argentine life-insurance companies. Sudamericana Holding's companies had 1,415,601 insureds and managed 40,155 policies as of December 31, 2002.

In 2002, the company continued with the cost-cutting program started during the previous fiscal year. The streamlining of its organizational structure significantly contributed to the general efficiency improvement.

Sudamericana Holding S.A. plans to focus on the following actions to be the core of its operations during the 2003 fiscal year.

- Reinforcement of measures aimed at improving operating efficiency and expense control.

-    Increase in the volume of premiums.

-    Company repositioning to concentrate on the middle-income niche.

- Marketing focus on the independent broker's channel, supplemented by the use of the distribution networks of the Group's subsidiaries.

In order to address the adverse financial consequences caused by the "asymmetric pesification" of dollar-denominated liabilities and assets of Sudamericana Holding's subsidiary Galicia Retiro, Galicia Retiro has submitted to the Argentine Superintendency of Insurance a plan to reprogram the repayment schedule of its dollar-denominated annuities that were affected by the "asymmetric pesification" in order to avoid a potential liquidity shortfall in the repayment of such liabilities. Such plan was approved by the Argentine Superintendency of Insurance on June 12, 2003. On June 30, 2003, Galicia Retiro launched its exchange offer for the reprogrammig, which expires on July 31, 2003. The exchange offer may be extended, at Galicia Retiro's option, for an additional 15-day period.

NET INVESTMENT S.A.

Grupo Galicia carries out its Internet businesses primarily through Net Investment S.A., a holding company dedicated to investing in and developing technology- and Internet-related businesses. Grupo Galicia and Banco Galicia own 87.5% and 12.5%, respectively. On an ongoing basis, Net Investment evaluates new business opportunities related to electronic commerce between businesses, individuals and governmental agencies, mobile payment solutions, content and connectivity services and electronic services for businesses. It also evaluates opportunities related to the development of high-bandwidth Internet projects and content for wireless and satellite technology services. In all cases, it seeks to create and benefit from synergies with Banco Galicia's operations.

Net Investment's primary purpose is to become a participant in e-business, not only through capital investments but also through the development of activities that can contribute to Banco Galicia's and Grupo Galicia's comprehensive business structure, thereby providing a comparative advantages of the group's companies or of their business units.

The three businesses developed by Net Investment S.A. during this fiscal year were: Tradecom, Red de Campo and Soloduenos. Through its 16.19% indirect ownership in Tradecom International N.V., Net Investment renders support services to B2B e-commerce and to virtual markets for transactions between companies and suppliers in Argentine, Brazil and Uruguay. Red Campo is the trade name for B2Agro S.A., a service company that provides solutions to all the participants in the agricultural and livestock production chain in order to facilitate their management, the making of deals and integration, by grouping and interconnecting them. Under the trade name of Soloduenos, the company Dueno Vende S.A. began operations in May 1999, providing a database of available real estate properties. On April 21, 2003, due to the adverse current market conditions and the lack of business opportunities, the shareholders of Dueno Vende S.A. decided to liquidate Dueno Vende S.A.

GALICIA WARRANTS S.A.

Galicia Warrants S.A. was founded in April 1993, when it obtained authorization granted by the former Commerce and Investments Secretariat to store goods and issue certificates of deposit of goods and warrants, under the provisions of Law 9,643, both regarding its own deposits and third-party deposits. On August 30, 2001, Grupo Galicia acquired 87.50% of the capital stock and voting rights of Galicia Warrants S.A., a company in which Banco Galicia holds the remaining 12.50% interest.

Galicia Warrants S.A. is a leading company in the goods-deposit certificates and warrants issuance market, in which it has continuously conducted transactions since 1994, supporting medium and large companies as regards the custody of stocks. The corporate purpose of Galicia Warrants is to facilitate access to credit and financing, secured by goods that remain under its custody. Its principal customers belong to the agricultural, industrial and agroindustrial sectors, as well as exporters and retailers.

In 2002 Galicia Warrants S.A. has rendered property custody and control services to more than 600 companies in more than 800 warehouses distributed throughout the country, with the highest business concentration in the central region of Argentina known as "Pampa Humeda", where the best land is located.

Even though the livestock and agricultural sector is the one that most requires this credit instrument, it has also been highly required by most of the activities of the regional economies and, to a lesser degree, by the industrial sector. By means of the opening of an office in the city of Tucuman, the company aimed at rendering a better service in the northwest region, placing special focus on the sugar-producing sector. To that end, it has leased warehouses that provide all the quality and safety assurance to the service to this demanding sector.

Galicia Warrants owns a plant at San Salvador, Province of Entre Rios, for the conditioning and storage of 40,000 tons of paddy rice and other products, which, since the time it began operations in 1998, has provided a high-quality service.

During the fiscal period ended April 2003, the volume of transactions amounted to US$34.71 million, with a revenue of Ps.3.87 million (based on non audited numbers).

BANCO GALICIA

In December 2001, the continuing recession in Argentina deepened into an unprecedented political and economic crisis. The crisis and the measures taken to resolve it have radically changed the environment for the financial business in Argentina with respect to that prevailing until December 2001. These events have materially and adversely affected our business. The following discussion should be read in conjunction with, and is qualified in its entirety by, "Risk Factors" and "Main Regulatory Changes in 2002 and 2003" in this annual report.

As of December 31, 2002, the Bank was one of the largest private sector commercial banks in Argentina as ranked by its consolidated assets, net loans, deposits and shareholders' equity as of December 31, 2002. As of December 31, 2002, the Bank's consolidated assets amounted to Ps.23,550 million, its consolidated net loans to Ps.10,535.1 million, its consolidated deposits amounted to Ps.5,196.7 million and its shareholders' equity amounted to Ps.1,538.3 million. For the last two years the Bank has been operating in an economy that has experienced significant economic difficulties, including a four year recession, high inflation and a significant deterioration in the financial situation of the government, private corporations and businesses and individuals. The environment in these years has also included a significant political instability and a radical change in the regulatory framework for doing business in Argentina in general and for the financial system in particular. Due to this environment, the Argentine financial system and the Bank suffered a run on deposits in 2001 and during the first half of 2002. The Bank's deposits were Ps.19,604.7 million as of December 31, 2000 and Ps.13,572.2 million as of December 31, 2001. As of December 31, 2002, the Bank's estimated market share, based on deposits held in Argentina, was 5.26% of the financial system's total deposits, including the amounts of Banco Galicia's deposits exchanged for government bonds in the first government voluntary exchange offer for restructured deposits for government bonds (known as the "Canje I"), and 4.38% of the financial system's "free" deposits (excluding all restructured deposits) as compared to 7.30% in the prior year and 10.09% as of December 31, 2000. Due to the above mentioned environment (described in more detail in other sections of this annual report) the Bank has suffered losses in fiscal 2002 that have caused a decrease in its shareholders' equity from Ps.3,063.6 million as of December 31, 2001 to Ps.1,538.3 million as of December 31, 2002.

Traditionally, the Bank has principally engaged in commercial banking and provided a wide variety of banking products and services to large corporations, medium-and small-sized companies and individuals. Depending on the type of customer, such services have included personal and corporate loans, deposit-taking, credit and debit cards, residential mortgage loans, fiduciary and custodial services and electronic banking. The Bank has also been involved in other finance-related businesses, such as investment banking, insurance distribution and asset management. The Bank's operations have been materially and adversely affected by Argentina's 2001 and 2002 economic and financial crises. In 2002, the Bank was not involved in any significant financial intermediation, investment banking or project finance activity.

The Bank provides its services through one of the most extensive and diversified distribution platforms of all private-sector banks in Argentina, comprising as of December 31, 2002, 227 full-service branches in Argentina allowing for a nation-wide coverage, 660 ATM's and other electronic banking facilities such as phone-banking and e-banking facilities. As of December 31, 2002, the Bank's branch network covered all of the Argentine provinces, except for Tierra del Fuego, and all the main cities of the country.

Until December 2001, the Bank had conducted significant banking activities overseas through its subsidiaries Banco Galicia Uruguay S.A., Banco de Galicia (Cayman) Ltd. and Galicia Securities (UK) Ltd., branches in New York and the Cayman Islands, and representative offices in Sao Paulo (Brazil) and London (United Kingdom). The Bank's international operations have been materially and adversely affected by Argentina's economic and financial crises in 2001 and 2002 and, as a result, have been suspended or wound down.

During 2001, it became increasingly apparent that the Argentine public sector (including provincial governments) would no longer be able to refinance its debt payments as they matured, including amounts due to Argentine banks. This made it more and more difficult, and ultimately impossible, for Argentine companies and financial institutions to access the international financial markets, in order to repay or refinance liabilities as they matured. Such inability to access the international financial markets resulted from, among other factors, the growing market perception that a sovereign-debt default was highly likely and such occurrence would adversely affect the ability of local private-sector debtors, such as the Bank, to make payments or transfers of foreign currency abroad. In addition, due to depositors' fears that the government's financial crisis would ultimately adversely affect the Argentine financial system, the Argentine financial system experienced several episodes of large deposit runs that led the government to enforce, on December 3, 2001, restrictions on cash withdrawals from bank deposits, otherwise known as the "corralito," as well as controls over the FX market and capital movements. As a result of all of these factors, in late 2001, the financial system and the Bank suffered a severe liquidity crisis. The Argentine Central Bank, in its capacity as lender of last resort, provided financial assistance to the financial system, including the Bank, mostly between late 2001 and mid 2002.

In an effort to solve its lack of liquidity, the Bank analyzed several alternatives and on March 21, 2002, filed the "Galicia Capitalization and Liquidity Plan" (the "Plan") with the Argentine Central Bank. On February 8, 2002, the Argentine Central Bank designated two officers from the Argentine Central Bank to supervise the management of the Bank's operations. The Plan was accepted by the Board of Directors of the Argentine Central Bank on May 3, 2002. For a summary of the Plan and of the progress made by the Bank in implementing it, see "--Galicia Capitalization and Liquidity Plan." After the initial increase in the Bank's cash position tied to the implementation of the Plan, and in the context of the renegotiation of its external debt, between the implementation of the Plan and the date hereof, the Bank has stabilized and rebuilt its liquidity position, without requiring any financial assistance from the Argentine Central Bank.

As a part of restructuring its foreign debt, the Bank finalized the restructuring of the liabilities of its New York Branch in 2002. During 2002, the restructured liabilities of the New York Branch were transferred to the Bank's head office in Argentina and the New York Branch was closed on January 30, 2003. Currently, formal negotiations are being held with foreign creditors to restructure the foreign debt of the Bank's head office in Argentina and that of its Cayman Branch. We can give you no assurance that the Bank will be able to complete the restructuring of its foreign debt, or that by doing so it will completely resolve the problems affecting its operations.

During 2002, the Bank had to face the impact on its wholly-owned subsidiary in Uruguay, Galicia Uruguay, of the events that took place in Argentina since late 2001 and during 2002, and especially the effects of the establishment of the "corralito" in December 2001 in Argentina. These events impacted negatively on depositors' confidence in the Uruguayan financial system, these depositors being to a large extent Argentine residents, generating a massive run on Galicia Uruguay's deposits. Given its inability to continue meeting the large and continuous deposit withdrawals with its own liquidity, Galicia Uruguay requested from the Central Bank of Uruguay an approval to suspend its activities in order to permit the orderly rescheduling of its liabilities, mostly comprised of US dollar-denominated deposits. On February 13, 2002, the Central Bank of Uruguay suspended Galicia Uruguay's activities and assigned an intervenor to oversee its management and subsequently to replace its statutory authorities. In order to obtain approval by the Uruguayan Commercial Courts of an agreement with its creditor and in the context of a provisional moratorium requested before such courts, on June 10, 2002, Galicia Uruguay presented to the Central Bank of Uruguay a restructuring proposal to be made to its creditors. The proposal was accepted by more than 79% of deposit holders and, therefore, the minimum 75% majority required by Uruguayan Law to validate an extrajudicial agreement was obtained. On December 23, 2002, the judge in charge of the Court of Montevideo which oversees the case, approved Galicia Uruguay's proposal to repay, in dollars, 100% of its deposits. In early 2003, Galicia Uruguay began making the first cash disbursement contemplated in the restructuring proposal. It is the Bank's intention to continue the operations of its Uruguayan subsidiary. See "--Galicia Capitalization and Liquidity Plan."

As occurred with the entire financial system in Argentina, since December 2001 the Bank's business activities have substantially contracted compared to historical levels, in light of the financial system's liquidity crisis of late 2001 and the economic and political environment prevailing in Argentina in 2002. Between December 2001 and mid-2002, the Bank suspended origination of most types of loans, its deposit-taking essentially ceased and its international operations were substantially affected. Some of its international operations were suspended or wound down or are in the process of being wound down. However, the Bank's deposits and those of the Argentine financial system began to grow again in the second half of 2002. In addition, the increase in the Bank's liquidity has allowed it to resume, within the current applicable regulations, certain credit activities on a selective basis. However, this activity has been limited.

Within the Plan measures, the Bank redesigned and streamlined its organizational structure and reduced its distribution network, staff and operating expenses. The Bank will continue analyzing the focus of the business lines after the volatility experienced by the Argentine economy and the regulatory framework during the first half of 2002 settles and after the impact of such volatility on the Bank and the Argentine financial system becomes more clear.

BANCO GALICIA'S STRATEGY

In 2002 the Bank reevaluated which products and services to offer to its different customer bases in the new environment affected by the economic and political crisis and the economic policy measures implemented by the government since late 2001. The Bank's business strategy was redefined in reaction to these events, described in more detail in other sections of this annual report. See "Item 3. Key Information--Risk Factors," "--Main Regulatory Changes in 2002 and 2003--The Argentine Economy in 2002" and "--The Argentine Financial System in 2002."

Financial Strategy. In 2002 the Bank focused on:

          (i) the implementation of the Galicia Capitalization and Liquidity Plan, described below;

          (ii) dealing with its portfolio of non-performing loans, an issue which continues to be dealt with;

          (iii) providing for an adequate coverage of the non-accrual loan portfolio and other losses and contingencies, an issue that continues to be a component of the Bank's strategy;

          (iv) pursuing the recovery of assets in order to generate liquidity, an issue that continues to be a priority as well, despite the improvement in the Bank's liquidity ratios in the second half of 2002;

          (vi) achieving a significant reduction in its administrative expenses (as mentioned below under the "Galicia Capitalization and Liquidity Plan" heading, in 2002 the streamlining of its organizational structure and administrative expenses, in order to adapt its expenses to a lower level of activity, was one of the components of the Plan).

Business Strategy. The developments that took place in Argentina since late 2001 and 2002 have significantly impaired the financial system's ability to act directly as an intermediary between the public's savings and the supply of credit. This situation is not expected to change in the short term.

Thus, the Bank directed its efforts towards:

          (i) establishing an operation adapted to the new financial business environment, that is, an operation more focused on the generation of fees from the provision of a variety of transactional services, that would benefit from the cost reductions achieved and which continues to be strongly focused on cost control;

          (ii) regaining deposit market share; and

          (iii) achieving and maintaining high liquidity levels.

The Bank's strategy was based on a clear segmentation of its client base and the redefinition of target segments. In addition, the Bank's strategy was also based and continues to be based on strengthening and creating competitive advantages that can be sustained over time, such as the quality of service, operational efficiency and discipline, the knowledge of its clients and the flexibility of its human resources.

To generate revenue the Bank is concentrating on the provision of transactional financial services such as the management of means of payment (with emphasis in electronic means of payment, debit cards and its transactional "on-line" capacity), the supply of banking accounts and deposit raising associated with customers' transactional needs, credit card activities, and the buying and selling of foreign currency and quasi-moneys. The Bank has put in place several initiatives aimed at increasing its income from services and its deposit base at the same time. In this effort, the Bank relies on several strengths that were not affected by the significant adjustement carried out in 2002. In spite of this, the Bank's competitive capacity remains intact:

- The Bank retains a significant share of the financial system's deposits and a leading position as a provider of transactional and electronic banking services, which currently are, and are estimated to continue to be in the medium term, the core of financial activity in the Argentine financial system.

- The restructuring of the Bank's branch network did not result in a significant loss of customers, apart from that caused by the events occurring since the end of 2001. The Bank's customer base (on a consolidated basis with the regional credit card companies) comprises approximately 2.3 million customers. This restructuring was designed to allow the Bank to keep its nation-wide coverage, therefore, the Bank's distribution platform continues to be one of the most extensive and diversified distribution platforms of the Argentine financial system.

- Similarly, past technology investments currently enable the Bank to offer one of the best electronic-banking services of the country, to process a large volume of transactions and to efficiently use the information available in its database.

- The Bank also relies on a wide product offering that is being adapted to the new context and includes technology-based services.

One of the main objectives of the Bank is to increase the coverage of its cash operating expenses with fee income. The Bank monitors its performance with respect to such objective by using the ratio of feee income to operating expenses plus expenses for services (with operating expenses defined as the administrative expenses recorded in the Bank's income statement net of depreciation and amortization expenses and restructuring charges, and redefining fee income as that in the Bank's income statement less financial fees plus fees from foreign exchange brokerage). This ratio increased from approximately 63% in December 2001 to approximately 73% in fiscal 2002.

The increase in the Bank's deposits and liquidity has allowed it to resume, within the current applicable regulations, certain credit activities, on a selective basis. However, given the current conditions of the financial markets in Argentina, the Bank expects its lending activity to be limited in the near future.

GALICIA CAPITALIZATION AND LIQUIDITY PLAN

On March 21, 2002, the Bank submitted to the Argentine Central Bank the "Galicia Capitalization and Liquidity Plan." The main components of the Plan were: (i) the immediate restoration of the Bank's liquidity through the provision of cash in amounts sufficient to allow the Bank to reimburse a significant portion of its demand deposits without having to request financial assistance from the Argentine Central Bank; (ii) an increase in the Bank's capitalization in the context of the negotiations with foreign creditors to restructure the Bank's debt with such creditors; (iii) the orderly winding down of the Bank's operating units abroad; and (iv) the streamlining of the Bank's organizational structure and administrative expenses in order to adapt its operations to levels of activity that were lower than those experienced in the recent past. The Plan also included a temporary exemption from compliance with certain applicable technical ratios and the reduction of the charges or fines arising from any non-compliance incurred or to be incurred, before implementing the Plan, pursuant to the provisions of Law No.21,526

(Financial Institutions' Law). The Plan was approved, by the Board of Directors of the Argentine Central Bank on May 3, 2002.

Liquidity

The initial increase in the Bank's liquidity, after the launch of the Plan, was a result of:

- the securitization (and/or sale) of mortgage and commercial loan portfolio, in exchange for cash for a total of Ps.400 million (in pesos of May 2002), through the sale to, or the transfer of loans to trusts that issued notes subscribed by, domestic financial institutions during April and May 2002. A minor portion of this amount consisted of the repayment of a loan by a local bank.

- a loan from Sedesa for the US dollar amount equivalent to Ps.200 million (in pesos of May 2002) at the exchange rate prevailing on the day prior to that of the disbursement (US$64.5 million), with a five-year term and an interest rate equal to the 180-day LIBOR rate plus 300 basis points.

- a loan from the Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros (the "Fiduciary Fund for the Assistance to Financial Institutions and Insurance Companies" or the "FFAEFyS") for the US dollar amount equivalent to Ps.100 million (in pesos of May 2002) at the exchange rate prevailing on the day prior to that of the disbursement (US$32.3 million), with a three-year term and an interest rate equivalent to the 180-day LIBOR plus 400 basis points, with a floor of 8.07%.

In addition, a Ps.574 million loan (in pesos of May 2002) from the Bank Liquidity Fund (Fondo de Liquidez Bancaria) was restructured by extending its maturity to three years. This loan was canceled after the implementation of the Plan by means of an advance from the Argentine Central Bank.

After the above mentioned initial increase in the Bank's cash position, and in the context of the renegotiation of its external debt, after the implementation of the Plan, the Bank has rebuilt and stabilized its liquidity position without requiring any financial assistance from the Argentine Central Bank. As of December 31, 2002, the liquid assets of Banco Galicia (excluding those of its Cayman Branch) on an unconsolidated basis amounted to 53.1% of its transactional deposits (deposits in current and savings accounts), to 28.9% of its free deposits (excluding restructured deposits) and to 17.1% of its total deposits in Argentina only. Liquid assets include: (i) cash, (ii) the balance of the Bank's current account at the Argentine Central Bank, (iii) the balance of special escrow accounts held by the Bank at the Argentine Central Bank in favor of clearing houses, (iv) holdings of Lebac, short-term Argentine Central Bank notes, and (v) overnight deposits in financial institutions.

New York Branch and Operating Units Abroad

In accordance with the Plan, during 2002, the liabilities of the Bank's New York Branch were restructured as a necessary step for the orderly winding down of its affairs. The New York Branch was closed on January 30, 2003.

On March 22, 2002, the "New York Branch Restructuring Plan" was submitted to the US Treasury's Office of the Comptroller of the Currency ("OCC"). This plan contemplated the voluntary and orderly winding down of the New York Branch affairs and its ultimate closing, after: i) the payment of the New York Branch's small deposits; ii) the restructuring of its third party liabilities; and iii) the transfer to the Head Office in Argentina of the restructured debt. As of March 31, 2002, the New York Branch had third party liabilities totaling approximately US$330 million. Between that date and mid 2002 the restructuring of most of the New York Branch's debt had taken place. At the close of the 2002 fiscal year, the restructuring of all of the New York Branch's debt with third parties had concluded.

The restructuring of the New York Branch's debt consisted of the restructuring of short-term commercial debt in the amount of US$51 million, through a 20% cash payment and the transfer of the remaining 80% to the Bank's head office in Argentina. At the close of 2002, all of such debt has been repaid. From the approximately US$237 million of financial debt, US$125.5 million was restructured as head office debt, with a 5-year maturity and a 2-year grace period, US$68.9 million was paid in cash, and US$42.6 million was cancelled. Of the US$30 million in deposits, the Branch paid US$12.5 million small deposits in cash and restructured US$17 million as debt of the head office in Argentina. The remaining liabilities, mainly trade-related contingencies, were transferred to the Bank's head office in Argentina.

In addition, in accordance with the Plan measures, the Bank's representative offices in Sao Paulo (Brazil) and London (UK), as well as the Bank's security house incorporated in the United Kingdom, Galicia y Buenos Aires Securities (UK) Ltd., have also been closed during the second half of 2002.

Restructuring of the Head Office's and of its Cayman Branch's Foreign Debt

On June 12, 2002, the Bank announced the restructuring of all of its debt with foreign creditors under the framework of the Plan. Within this framework, the repayment of the Bank's debt with foreign creditors has been postponed until such debt is restructured. At the same time, the Bank announced that it had hired an international investment bank as advisor in the restructuring process.

With respect to the restructuring of the head office's and the Cayman Branch's foreign debt, the Bank formally began negotiations with a steering committee that was established by the Bank's largest creditors in August 2002. The Bank is currently progressing in the restructuring process and in defining a restructuring proposal.

The restructuring of the Bank's external debt is a complex process due to the amount, number of creditors and variety of debt instruments involved. In addition, the process has been complicated by the uncertainty prevailing in Argentina during 2002. See "Item 3. Key Information--Risk Factors."

Capitalization

The Plan contemplates the Bank's capitalization as an integral part of the restructuring of its foreign debt.

Cost Reduction

Within the Plan's measures, the Bank made significant progress in the streamlining of its organizational structure and of its administrative expenses in order to adapt to the new economic and regulatory context that characterized fiscal year 2002. For this, during 2002, the Bank reduced its branch network in Argentina by 61 branches, equivalent to 21.1% of the branches existing as of December 2001 and the Galicia Ahora network that, as of that date, consisted of 118 service centers, was fully absorbed by the Bank's branch network. Also, through voluntary mechanisms and with a Ps.130 million aggregate cost, during 2002 the number of the Bank's employees (excluding consolidated subsidiaries) decreased by 1,804 or 30.7% of the Bank's staff (excluding consolidated subsidiaries) as of December 31, 2001. In addition, all rental contracts, and contracts with suppliers of systems, communication and other services were renegotiated. As a result, during fiscal year 2002, the Bank (on an unconsolidated basis) achieved savings of administrative expenses, excluding restructuring charges, of approximately Ps.330 million in constant pesos of December 2002, as compared with the previous year's administrative expenses, representing a 34% decrease in real terms.

Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd.

         Galicia Uruguay

The developments in Argentina, and most importantly the "corralito", resulted in the deterioration of the public's confidence in Argentine banks. This impacted negatively on depositors' confidence in Galicia Uruguay, prompting a massive run on Galicia Uruguay's deposits beginning in mid-December 2001. This run was faced with the liquidity of such subsidiary.

On February 6, 2002, Galicia Uruguay submitted a letter to the Central Bank of Uruguay in order to i) communicate its situation of temporary lack of liquidity, which prevented it from continuing to face the withdrawal of deposits; ii) request financial assistance in order to preserve its ability to reimburse all of its deposits in an orderly manner and face the withdrawals, substantially caused by the developments that had occurred in Argentina; or iii) request the authorization to temporarily suspend its activities.

On February 13, 2002, the Central Bank of Uruguay appointed an intervenor to oversee Galicia Uruguay's management and authorized the total suspension of its activities for a 90-day period, which was extended subsequently. At the date hereof, the activities of Galicia Uruguay are still suspended and its statutory authorities have been replaced by such intervenor.

In order to obtain an agreement with its creditors approved by the Uruguayan Commercial Courts and in the context of a provisional moratorium requested before such Courts, on June 10, 2002, Galicia Uruguay submitted to the Central Bank of Uruguay a proposal to restructure its liabilities. The proposal consisted of an initial cash payment in dollars equivalent to 3% of the credit balance of each creditor and, for the remaining balances and, at the creditors election, a time deposit or negotiable obligations issued by Galicia Uruguay, both maturing on September 2011, with principal amortization in nine annual installments (the first two for the 15% of the remaining balance and the following ones for 10% of such balance) and a 2% fixed annual interest rate. On June 18, 2002, the Central Bank of Uruguay informed the Bank that it would not oppose any restructuring solution that the Bank would agree with Galicia Uruguay's depositors, subject to the proposal being accepted by at least 75% of the depositors, the minimum required by the Uruguayan Law to validate an extrajudicial agreement. On June 20, 2002, the Bank informed the Central Bank of Uruguay that it was offering a pledge of Galicia Uruguay's commercial loan portfolio as guarantee of the restructuring proposal presented on June 10, 2002.

Galicia Uruguay's proposal was accepted by 7,067 account holders representing more than US$930 million in deposits over a total of US$1,176 million held in 12,271 accounts. Measured in terms of balances, this represents a percentage of acceptance of more than 79%.

On August 26, 2002, the Judge in charge of the Court of Montevideo that oversees the case accepted the steps taken by Galicia Uruguay in reaching an extrajudicial agreement with its creditors and granted it a provisional moratorium that would extend until the end of the process. In addition, the Central Bank of Uruguay was designated by the above mentioned Court to verify that the legal majority had been obtained in the agreement. Such verification was satisfactorily concluded. On December 23, 2002, the Judge approved Galicia Uruguay's proposal to reimburse, in dollars, 100% of its deposits.

On January 9, 2003, Galicia Uruguay began the payment of the first installment contemplated by the extrajudicial agreement.

         Banco de Galicia (Cayman) Ltd.

Galicia Uruguay's situation has affected its subsidiary Banco de Galicia (Cayman) Ltd. As a consequence, on July 19, 2002, at the request of Banco de Galicia (Cayman) Ltd., the Cayman Islands authorities designated a provisional liquidator in order to allow a voluntary debt restructuring agreement to be reached between this subsidiary and its creditors. The restructuring of the liabilities of Banco de Galicia (Cayman) Ltd. is currently in progress.

In May 29, 2003 the proposal for the restructuring of its liabilities made to creditors was submitted before the Cayman Islands' Court. The terms of the abovementioned proposal are the following: an initial cash payment equivalent to 5% of the debt amount for principal and interests to July 18, 2002 plus a Transferable Certificate equivalent to 95% of the debt amount for principal and interests to July 18, 2002. The terms of the Certificate are the following: principal amortization in nine annual installments (the first two for the 15% of principal and the following ones for 10%), payable on the 21st day after September 1, 2003; a 2% annual interest rate (the certificate will bear interest beginning the effective date of the Agreement); and interest payable semiannually, together with principal, and calculated on the remaining debt balance.

         Impact of Decree No.214/02 and Complementary Ones

The devaluation in Argentina and the mandatory "asymmetric pesification" of a portion of Galicia Uruguay's loans that were denominated in US dollars but subject to Argentine Law, materially and adversely affected Galicia

Uruguay's financial condition. This was caused by the fact that Decree No.905/02 excluded from the calculation of the amounts of compensatory and hedge bonds to which the Bank was entitled the pesified private-sector assets held by the Bank's controlled companies with complementary activities and by its foreign branches and subsidiaries. Subsequently, Decree No.2176/02 and Argentine Central Bank's Communique "A" 3805 revised the compensation calculation to include the assets held by foreign subsidiaries subject to pesification in accordance with Decree No.214/02. See "--Main Regulatory Changes in 2002 and 2003--Compensation to Financial Institutions."

In this context, the Bank has undertaken with Galicia Uruguay to take such necessary action in order to, in certain circumstances and with the prior consent of the Argentine Central Bank, make contributions to Galicia Uruguay that may be required to permit Galicia Uruguay to repay all of its restructured deposits. Such undertaking was subsequently amended by both parties to clarify that the direct and indirect legal effects resulting from the representations and obligations set forth in such undertaking and the enforceability of the rights assumed thereunder are subject to the prior restoration of the economic condition of the Bank and the repayment in full of any financial assistance provided by the Argentine Central Bank to the Bank.

As a result of the intervention by the Uruguayan Central Bank of Galicia Uruguay, in early 2003, audited financial statements prepared in accordance with Argentine Banking GAAP were not available for Galicia Uruguay during 2002. For the foregoing reasons and in complying with the Plan, as disclosed in the Bank's financial statements for fiscal 2002 prepared in accordance with Argentine Banking GAAP and published in Feburary 2003, the Bank decided to fully provision its investment in Galicia Uruguay and its subsidiary Banco de Galicia (Cayman) Ltd. for the amounts recorded in its books as of December 31, 2001. Likewise, and for as long as the above mentioned circumstances remained, the Bank deemed it appropriate to discontinue the line-by-line consolidation of both subsidiaries' financial statements with those of the Bank. However, the Bank established a reserve, under the liability account "Provisions--Other Contingencies", to cover the estimated negative consolidated shareholders' equity of the two subsidiaries which reserve amounted, as of December 31, 2002, to Ps.890.3 million.

Subsequently, we received additional information related to the financial information in Galicia Uruguay and, therefore, in the financial statements included in this annual report, we consolidated the consolidated financial statements of Galicia Uruguay, on a line-by-line basis.

In accordance with applicable rules, compensation to the Bank for the effects of the "asymmetric pesification" on a consolidated basis (but excluding subsidiaries with complementary activity) was determined in the amount of US$2,254 million of nominal value of dollar-denominated Boden 2012, of which US$891 corresponded to Galicia Uruguay. This amount could be subject to regulatory changes and is at the date hereof subject to the review of the Argentine Central Bank. The Bank has presented a letter to the Argentine Central Bank by which it requests the authorization to transfer Boden 2012 to Galicia Uruguay for an amount equivalent to the net effect of the compensation determined for Galicia Uruguay (that is deducting from the compensation amount the amount of the loan to be granted to the Head Office in Argentina, by the Argentine Central Bank, to purchase the hedge bond). This amount was estimated at approximately US$438 million. Within the context described, it is the Bank's intention to continue the operations of its Uruguayan subsidiary, subject to the applicable rules and authorizations from the monetary authorities of Uruguay.

BANCO GALICIA'S OPERATIONS

Retail Banking

The Retail Banking Group oversees all of the areas that provide financial services to individuals and manages distribution channels. Banco Galicia provides a wide range of financial products and services to individuals, covering both transactions and investments. On the transactions side, Banco Galicia offers customers checking and savings accounts, credit and debit cards, foreign exchange brokerage and payroll direct deposit. On the investments side, its products and services include certificates of deposit, mutual funds, and insurance products. In addition, Banco Galicia provides credit for the acquisition of consumer goods and housing through personal loans, residential mortgages, pledge and credit card loans. During 2002, credit provision was not significant.

         Consumer Banking

Through its extensive retail distribution platform, as of December 31, 2002, Banco Galicia serviced approximately 2.3 million customers and managed more than
1.6 million credit cards and more than 1 million customer deposit accounts. This volume makes it one of the largest suppliers of financial products and services to individuals among Argentine private-sector banks and one of the largest issuers of credit cards in Argentina.

Since the end of the first quarter of 2002, a period that comprised the worst moment of the crisis originated in December 2001, the Bank's efforts were aimed at improving its relation with customers with investment products, providing them advice on the alternatives created by the government since the implementation of the deposit restructuring. The results of this action are shown by the participation of the Bank's customers in the two deposit swaps for National Government Bonds (Boden), the so-called Canje I and Canje II (the second government exchange offer, the "Canje II"): 36% and 8%, respectively, of the total restructured deposits in the Bank, at the beginning of each of the swaps were tendered. This result, higher than the one achieved by the rest of the financial system as a whole, originated a competitive advantage for the Bank, as it considerably reduced the amount of restructured deposits maturities in the future. In addition, the Bank's customers whose deposits were less than Ps.10,000 and were offered by the Bank to have their deposits be returned in cash, decided to leave 84% of their deposits with the Bank.

In the second half of 2002, together with the improvements in the financial system as a whole, the Bank implemented a fund-raising strategy aimed at the retail sector as a result of which it showed an increase in its market-share of voluntary deposits (deposits in current accounts and savings accounts and new non-restructured time deposits). In the second half of 2002 the Bank increased its estimated market share of total voluntary time-deposits in the Argentine system from 3.31% as of the end of June to 4.14% as of December 31, 2002 while its market share of current accounts and savings accounts increased from 3.37% and 4.69%, as of June 30, 2002, respectively to 4.32% and 5.02%, as of December 31, 2002, respectively.

As a direct consequence of the implementation of the "corralito", there was a mass opening of new accounts, mainly savings accounts, which increase was concentrated during the first months of 2002, accompanied by a substantial increase in the amount of transactions conducted. The number of accounts decreased later during the fiscal year as, in accordance with Argentine Central Bank's provisions, all current accounts and savings accounts denominated in dollars were closed, leading to a significant drop in the account portfolio. In addition, due to the general economic situation, savings accounts and current accounts closed by customers was also significant.

Within a restrictive environment for cash transactions, transfers between banks through clearing houses and financial checks gained importance. These services, in a first stage, were offered to customers free of charge. Later, after certain changes in the regulatory framework that authorized financial institutions to charge for them, the Bank implemented a commission adjustment program that led to an increase in the profitability per account.

With respect to lending, during most of the year, the financial systems operated within an environment which main feature was the suspension of origination and the repayment and pre-payment of credit. Within this context, the Bank maintained its lines of credit for debt refinancing and re-adjustment in order to allow those customers facing payment problems as a consequence of the crisis to consolidate their financial condition. The consumer-loan portfolio dropped to Ps.893 million as of December 31, 2002, due to the lack of new transactions, the repayment and the high level of advanced repayments. In addition, the portfolio was also reduced by the securitization or sale of loans carried out within the framework of the Plan. See "--Galicia Capitalization and Liquidity Plan."

The credit card business (nationally accepted credit cards issued by the Bank) suffered a strong contraction during 2002, both with respect to purchase volume and number of card holders, reaching, during some months of the year, activity levels equivalent to 60% of the levels reached the previous year. In the second half of the year, the resumption of installment purchases -within a more stable environment- and an active market regarding promotions allowed for the reversal of the trend and for the recovery of the business. Notwithstanding this decline, which was to a great extent reverted by the end of the year, the Bank consolidated its leadership within the Visa system. Thus, the Bank increased its advantage over its immediate competitor due to the different initiatives put in place, aimed at the retention of customers and to encourage credit-card activity through incentives. As of December 31, 2002, the Bank's market share in the Visa system amounted to 15.1% as measured by credit-card use and to 11% as measured by number of cards and, in the case of American Express, the Bank's share in cards issued by financial institutions was 34% as of December 31, 2002.

The restrictions imposed on cash availability, together with the 5% VAT refund for debit card purchases established by the Government, made this product grow significantly with respect to the previous year. In fact, the fiscal year recorded a 2,000% increase in purchases made through debit cards, which increase was also supported by vendor promotion campaigns.

In response to the changes in the economy, the Bank actively took part in the consumer segment of the foreign exchange market. As of the end of the year, the Bank conducted transactions through its branches for approximately US$97 million per month, excluding foreign trade transactions, thus generating a monthly income of more than Ps.3 million. This income partially offset the decline in the income from other services that were affected by a low level of economic activity and by the shrinkage shown by the market.

Galicia Ahora ("GA") was the Bank's distribution network located in the Argentine post office branches that specialized in the provision of financial services to low income segment and potential customers that mainly are not users of bank services. GA service centers were small but fully operational, highly mobile and equipped with highly automated facilities with a low operational cost. This, together with their location in the post office premises made the GA network an ideal channel for reaching and servicing the low-income segment. In March 2001 GA reached break even point. In December 2001, there were 118 GA service centers installed in branches of the Argentine postal service, with more than 176,000 customers. As of December 31, 2002, as a part of the Bank's downsizing contemplated in the Plan, the GA network was absorbed by the Bank's branch network.

Regional Credit Card Companies - In January 15, 2002, the Tarjetas Regionales S.A. Shareholders' Special Meeting resolved to increase that company's capital stock up to the amount of Ps.226.7 million. This was achieved through the issuance of 70,734,148 common and registered shares of par value of Ps.1 each, with one voting right per share. The said shares were subscribed and wholly paid up by Banco Galicia through the capitalization of debt. As a result of this increase, Banco Galicia's equity interest and voting rights in this company is 68.22%, while Banco de Galicia (Cayman Islands) Ltd. holds the remaining 31.78%. As of December 31, 2002, Banco Galicia held majority interests through Tarjetas Regionales S.A. in 4 regional credit card and consumer finance companies operating in different provinces of Argentina:

- 80.0% in Tarjeta Naranja S.A., a company operating in central Argentina, mostly in the provinces of Cordoba and Santa Fe;

- 60.0% in Tarjetas Cuyanas S.A., a company operating in the Province of Mendoza;

- 60.0% in Tarjeta Comfiar S.A., a company operating in the Province of Santa Fe; and

- 99.99% in Tarjetas del Mar S.A., a company operating in the City of Mar del Plata and other areas of the Province of Buenos Aires.

Tarjeta Naranja S.A. acquired a 40% equity interest in Tarjeta Comfiar S.A. in July 2000. As a result, as of December 31, 2002, Tarjetas Regionales S.A. controlled, directly or indirectly, 92.0% of Tarjeta Comfiar S.A. Along with the purchase of 40% of the shares of Tarjeta Comfiar S.A., Tarjeta Naranja S.A. took over management of this company.

The Bank's policy is designed to unify management of operations and implement the technology necessary to process transactions on a scale that allows competitive prices, with the purpose of achieving economies of scale, increasing market penetration, and improving profitability.

As of December 31, 2002, these companies had approximately 1.1 million regional credit cards outstanding, with consumer financing totaling Ps.370.3 million.

The prevailing economic situation in Argentina and the economic policy measures implemented in 2002 affected the consumer finance business aimed at the lower-income segment of the population by means of the regional credit cards companies.

Operations volume was affected from the fall in economic activity and in salary's purchasing power. The fiscal year closed with a 10% decrease in the number of active accounts and a 23% decline in the average annual purchase volume in real terms (measured by the CPI). Furthermore, these companies' customer credit portfolios decreased 65%, leading to a 45% reduction in their operating income. Expenses decreased 55% during the fiscal year, mainly due to the reductions carried out in staffing levels and the branch network. Since these declines are expressed in real terms, they are magnified by the restatement of the previous period amounts in currency of December 2002, by means of the WPI variation. Even though payment delinquency increased strongly during the first months of the year, it diminished as of the end of the fiscal year. Activity levels began to pick up in the last quarter of the year and together with the cost reduction implemented, results of operations began to improve by year-end.

In addition, during 2002, these companies' financial condition suffered from the peso devaluation and inflation. The devaluation substantially increased the value of liabilities denominated in foreign currency, a variation that could not be offset by a revaluation of assets also denominated in foreign currency, due to the fact that such assets were pesified at the exchange rate of Ps.1 per US dollar, in accordance with the regulations set forth by the Government. Inflation affected accounting results as monetary assets had a yield lower than the price index variation during the period.

Furthermore, the lack of liquidity that affected the Argentine economy since mid-2001 strongly restricticted corporate access to credit during the fiscal year. Due to the difficulties encountered to obtain financing, both in the domestic and foreign markets, the regional credit card companies were forced to suspend the mid- and long-term lines of loans that they offered to their customers, thus focusing only on short-term lines.

Mainly due to the above-mentioned reasons, in 2002 the loss recorded by the group of operating regional credit-card companies indirectly controlled by the Bank amounted to Ps.405.9 million, of which Ps.333.4 million corresponded to the Bank. This amount includes Ps.260 million of monetary loss due to inflation. Some of these companies are operating with a negative shareholders' equity, which was allowed by Decree No.1269/02 in view of the pervasive crisis situation in Argentina. On a consolidated basis Tarjetas Regionales S.A.'s shareholders' equity was negative in the amount of Ps.60.7 million.

Insurance - In 1996, Banco Galicia established a joint venture with Hartford Life International, creating Galicia Vida Compania de Seguros S.A. to sell life insurance and annuities. The Bank's interest in Galicia Vida was 12.5%. Toward the end of 1996, Galicia Vida began to market products specifically designed for distribution through the Banco Galicia network. In December 2000, the Bank sold its interest in Galicia Vida Compania de Seguros S.A. and purchased the 12.5% of Sudamericana Holding S.A., a life and retirement insurance holding company. The other shareholders of Sudamericana Holding S.A. were Hartford Life International Corp. (US) and Hartford Life Limited (Bermuda) with a 50% stake and Grupo Galicia with the remaining 37.5%. In September 2001, Grupo Galicia acquired Hartford Life International Corp. (US) and Hartford Life Limited (Bermuda) stakes, reaching a participation of 87.5%, while Banco Galicia holds the remaining 12.5%. See "--Initiatives and Investments."

The Bank markets Sudamericana's life and life-related insurance products through its own distribution network. Sudamericana's subsidiaries also sell their products through its own distribution capabilities. The Bank also sells through its distribution network property and casualty insurance from other companies.

As of December 31, 2002, the Bank serviced approximately 229,000 insurance policies.

Traditional distribution channels - Due to its extensive and broad geographic distribution, the branch network is one of the Bank's most important competitive advantages. This is reinforced by a unified management system through the use of the Bank's Intranet, modern systems and communication technology and a service model that is continuously being improved.

As of December 31, 2002, the Bank's branch network in Argentina totaled 227 branches and was organized as follows:

BRANCHES                          DECEMBER 2002          DECEMBER 2001
----------------------------------------------------------------------
Traditional Branches                  219                    269

In-Store Branches                       8                     19
----------------------------------------------------------------------
BRANCHES IN ARGENTINA                 227                    288

Automated Banking - Alternative electronic contact channels (other than traditional channels) for both individual and corporate customers that allow self-service options consist basically of the Customer Contact Center ("CCC"), the Bank's network of automated teller machines and self-service terminals ("Red Galicia 24") and "e-galicia.com" (the Bank's Internet banking service). As of the end of 2002 the automation rate was 62%. This ratio represents the number of transactions through alternative channels (automated teller machines, Fonobanco, Investment Center, Internet banking, self-service and automatic debit terminals) as a percentage of the total number of transactions initiated by customers, both in alternative and traditional channels (branches).

Customer Contact Center. The Customer Contact Center is comprised of the following services: Fonobanco; Fonobanco Seguros; Foreign Trade; Galicia Responde; Telemarketing; the Investment Center; the Collections Center; e-galicia.com and the switchboard. The Customer Contact Center has 260 staff positions and handled approximately 15 million incoming and outgoing calls during fiscal year 2002, showing a significant increase as compared with the level recorded during the previous year.

Fonobanco, the Bank's telephone-banking service, handled 12.3 million calls. At present, 85% of all calls are handled through Interactive Voice Response ("IVR") units, which resulted in significant cost savings. The Foreign Trade telephone service sector received more than 110,000 calls during the fiscal year, all of them answered by specialized staff. Fonobanco Seguros' service totaled an annual volume of 73,000 calls related to property insurance, meeting all customers' after-sales needs. Galicia Responde was created to offer all customers an opportunity to present their concerns, dissatisfaction, or complaints, and have such issues resolved within defined standard time frames.

The Telemarketing Center manages a complete platform of retail products for sale and provides advice regarding the Bank's products and services both to customers and non-customers, through a nationwide toll-free telephone number. More than 300,000 calls were answered through this phone number during the fiscal year. In line with its main activities, Telemarketing was in charge, together with the branch network, of the Bank's customer recovery and loyalty campaigns.

The Collection Center provides support for collection of past-due loans by following up with customers who owe payments. Throughout 2002, the Collection Center played an essential role aimed at stabilizing the Bank's past due loan portfolio, receiving more than 1,250,000 accounts for collection, representing a 21% increase in comparison with 2001.

Red Galicia 24. In order to develop automated banking and avoid bank disintermediation in the provision of information and electronic transfer of funds services, in 1985 Banco Galicia established, together with 4 other private banks, a nationwide automated teller system, Banelco S.A. Banco Galicia holds a 20.0% equity interest in Banelco S.A. Banks affiliated to Banelco provide their electronic banking service through Banelco ATMs and issue Banelco cards. Banelco is currently the largest ATM services network in Argentina, with more than 3,100 ATMs and 7 million debit cards. Banelco also features a real time connection to the other national and international networks.

Through Banelco ATMs, customers may carry out most transactions related to deposit accounts or credit cards, including inquiries, cash withdrawals, payment of credit card statements and utility and other bills, transfers, and deposits. Customers can also buy mutual funds and insurance products as well.

There are more than 865,000 "Galicia 24" Banelco debit cards outstanding.

Red Galicia 24 is made up of 1,150 state-of-the-art technology terminals throughout the country, whether in traditional branches or neutral positions, Shell's gas stations and supermarkets, in line with the strategy to be close to our customers and provide them with the means to solve their transactional requirements in a dynamic, simple and safe way.

NETWORK OF AUTOMATED BANKING TERMINALS

                                  DECEMBER 2002          DECEMBER 2001
----------------------------------------------------------------------
Automated Teller Machines             600                     667

Self-Service Terminals                550                     607
----------------------------------------------------------------------

e-galicia.com. In March 2000, the Bank launched its Internet portal, e-galicia.com, which offers a flexible channel for transactions, as well as a complete-range of innovative services, products, and content that stimulates the development of e-commerce.

Through the individuals' transaction channel at e-galicia.com, "Home Banking Galicia," Banco Galicia's individual customers can make inquiries, requests and conduct all kind of transactions from any computer with access to the Internet. Among the range of inquiries that can be made, customers can see their balances and activity in savings accounts and current accounts, maturity dates of time deposits, due dates of loan installments and credit card summaries, among others. Moreover, they can pay for their purchases with credit cards, subscribe to the automatic debit service, invest in time deposits and mutual funds, buy and sell government securities, transfer funds between their accounts and those of third parties within or outside the bank, pay most of their taxes and accounts (through the direct connection from Home Banking Galicia to the web site "Pagomiscuentas.com") and to quote and hire a home or automobile insurance. Customers are also able to subscribe to a message service and receive information about their products (account statement, balances, maturities) by electronic mail or telephone voice mail. Near the end of 2002, the prepaid service to access DECIDIR.COM's commercial reports was incorporated, thereby allowing the Bank's customers to inquire on the commercial condition of their customers or suppliers.

In step with the explosion in Internet use worldwide, e-galicia.com has shown exponential growth since it was launched. Currently, the web site receives almost 1,000,000 visits monthly and, through Home Banking, 1,500,000 inquiries and transactions are carried out monthly. These numbers represent a 30% growth compared to the end of 2001.

e-galicia.com also features an exclusive section for corporations: Galicia Office. See "--Wholesale Banking--Galicia Office."

Private Banking - The purpose of this business unit is to provide private-banking and advisory services to medium- and high-net-worth individuals, as well as to manage collective investment portfolios. During the year, this unit mainly focused its effort on customer service and advice with the purpose of maintaining close relations with them, as the only path to successful activity in the long term.

This unit implemented during the period a cost reduction plan, which included the merger of Galicia Private Banking with Galicia Prefer Banking, the relocation of customer centers and the reallocation of the sales structure influence areas. Additionally, staff was reduced by 30% through voluntary retirement plans.

Wholesale Banking

The Wholesale Banking Group encompasses the areas that provide commercial and investment banking services, as well as capital-market and international services. These services are provided to corporations, financial institutions, mutual funds, and retirement and pension funds (AFJPs), among others, both in Argentina and abroad. Moreover, the Wholesale Banking Division is responsible for managing the Bank's commercial portfolio credit risk.

         Corporate Banking

The Corporate Banking Division provides commercial banking to all sectors of the economy and is organized by type of customer.

The end of the Convertibility Law, the "asymmetric pesification" and the breach of contracts that it implied led to an extremely unfavorable environment for the financial business and to a highly unstable context. Therefore, activities carried out by the Corporate Banking Division during the year were affected by the confidence crisis in both the financial system and the Bank, the significant decrease in deposits - that mainly took place in the first half of the year - and the significant deterioration of the quality of the loan portfolio. The deterioration was a consequence of the economic crisis, the four-year recession that was being experienced by Argentina and the private-sector debt restructuring measures implemented by the Government.

In order to face this situation, the Corporate Banking Division updated its internal structure by separating the areas devoted to business management - that were grouped under the scope of the new Commercial Department - from the ones responsible for restructuring corporate debts of those companies with feasible businesses but repayment problems. Departments responsible for the administration and collection of corporate loans, which during the previous fiscal year were part of the former Credit Division began to report to Corporate Banking.

Within the Commercial Department, the sector specialized in the agricultural and livestock segment was maintained. In this segment, the Bank continued consolidating its position with the best quality portfolio in the market. The Bank's knowledge of this economic sector, as well as of its members, developed during many years of servicing this segment, was the basis for this, apart from the extensive coverage of the most important production areas provided by the Bank's branch network.

During 2002, the Commercial Department's activity also focused on the provision of an integral service to small- and medium-sized companies ("PYMEs"), with the purpose of meeting not only their credit needs, but also with a strong support in respect to non-financial services, foreign trade services and electronic banking.

As in previous periods, the offer of non-financial services maintained an upward trend. Within the strategy of providing integral solutions for our customers' treasury management, and with the purpose of positioning the Bank as the main market player in this area, transactional accounts in "quasi-monies" were developed and modifications were introduced to the design of collection and payment services. Additionally, a new version of the direct deposit of salaries module was developed through Galicia Office and improvements are being made in this channel's payment to suppliers and collections systems, with the purpose of migrating customers to this channel and attaining service improvements that will lead to an optimization of operational circuits.

Credit activity resumed as of the second half of 2002, together with the recovery of deposits, but remained limited. This activity was limited to traditional short-term financial assistance mostly through operations related with checks, advances and factoring.

As of the end of the year, the loan portfolio to large corporations amounted to Ps.2,112.4 million, while the total loan portfolio to the PYME and the agriculture-and-livestock sector amounted to Ps.882.4 million.

         Galicia Office

Galicia Office is e-galicia.com's exclusive section for corporations.

In 2002, application improvements continued to be developed. One of such improvements was the implementation of the foreign-trade module, which allows users to follow up their current transactions at the Bank, as well as obtain historical activity information. Customers are able to see the details of the transaction, the image of the settlements thereof and the SWIFT message. They also have access to a page with links to useful information that is constantly updated. Other important developments implemented were the new version of the direct deposit of salaries module and the online renewal of operators' digital certificates. The direct deposit of salaries module allows customers to see the status of the salary crediting and all the information related to each step of the process (crediting date, amount, account to be debited, who signed the transaction and whether any authorization is missing, information on beneficiaries, comments, etc.). The online renewal of operators' digital certificates makes the processing of new certificates easier for operators, as they use their current digital signature, with no need to request such signature again by hand.

Through Galicia Office, companies may review the statements of all their bank products (such as accounts, loans, investments, and receivables from Visa and Galicia Rural transactions). They may also access a range of information about their entire portfolio of checks and checks returned, request and confirm checkbooks, make transfers between their accounts and to those of third parties within or outside the Bank, make investments, inquire about their foreign trade transactions, have access to useful information, pay their employees' salaries safely, renew their digital signature online and pay their suppliers.

Galicia Office underwent a strong expansion during 2002. Transactions through this channel reached Ps.73 million in December 2002. The number of customers subscribed increased to 12,000, representing an annual increase of 1,000 companies conducting transactions through Galicia Office.

         Investment Banking

Investment banking services include advisory and structured finance services for corporations, institutions, and governments, both national and provincial and are provided by the Bank through its Investment Banking Division that oversees the activity of the Bank's subsidiary, Galicia Capital Markets S.A.("GCM"). In addition, GCM manages the Bank's own industrial investments and private equity funds. GCM is a 99.99% owned subsidiary of Banco Galicia.

With regard to services to corporations, institutions, and governments, the Bank originates, structures, and implements project financing and structured financing. It also handles equity and debt issues and provides advisory services for mergers and acquisitions.

Within an adverse macroeconomic environment, as in 2002, GCM activities were affected by the complete close of the local and international capital markets to Argentina, which restricted access to credit both for the public and private sectors. Despite the negative conditions under which GCM had to operate, it closed 21 transactions with 17 customers.

Regarding the advice provided to the Bank on its funding strategy, GCM worked under the guidelines of the Plan to restore the Bank's liquidity after the Argentine Central Bank's approval of the Plan, as well as to attain an orderly restructuring of its liabilities. In addition, GCM had an active role in the exchange offer related to the New York Branch restructuring and is currently advising the Bank on its foreign debt restructuring.

GCM manages the portfolio of industrial investments acquired by the Bank as a result of its participation in the privatizations that took place during the 1990s.

         Treasury Division

During fiscal year 2002, the Treasury Division began to report to the Wholesale Banking Group.

The Treasury Division is responsible for the management of the Bank's treasury operations and its proprietary liquidity, foreign exchange and securities positions and participates in the management of market, liquidity, interest-rate and currency risks. To this end, it develops the necessary data and strategies to keep such risks within the limits established by the Board of Directors. Similarly, it is responsible for the administration of third parties' assets, mainly the portfolios regarding the FIMA mutual funds. The Division provides services, among others, to corporations, financial institutions, mutual funds, pension/retirement funds and insurance companies. Intermediation services in the different markets are carried out by the Bank, sometimes in its capacity as agent of the Mercado Abierto Electronico (the Argentine OTC Market) and through Galicia Valores S.A., a brokerage firm that operates on the Buenos Aires Stock Exchange.

Banco Galicia offers brokerage services through its branch network. All equity brokerage activities are conducted by Galicia Valores S.A., a 99.99% owned subsidiary of Banco Galicia. Galicia Valores provides equity securities trading and custodial services to Banco Galicia customers. Galicia Valores is a shareholder of the Buenos Aires Stock Market, affiliated with the BASE, and therefore effects transactions as either principal or agent on such exchange. Galicia Valores does not make investment decisions for its customers.

Financial Operations - Domestic capital market's activity for 2002 was characterized by an important decrease in trading volume, while the Bank's activity dropped in relative terms due to the limits and restrictions imposed by the regulatory authority.

In an environment of strong political and economic instability, trading volumes in local markets declined significantly. The volume of government securities traded between January and November 2002 in the Mercado Abierto Electronico
(MAE) reached an estimated US$5,132 million, according to the last figures available, compared with US$144,226 million traded between January and November 2001. The Bank's share of the total trading volume was 0.09%, lower than the 5.19% for the same period of fiscal year 2001. Similarly, for the stock market, the total trading volume was US$14,174 million, to which Galicia Valores S.A. contributed a total of US$65 million, representing a 0.23% market share.

Asset Management - This business unit is dedicated to managing mutual fund investment portfolios. Banco Galicia provides the "FIMA" family of mutual funds, for which it acts as distributor and custodian and for which Galicia Administradora de Fondos S.A. Sociedad Gerente ("GAF") is the managing corporate entity. Banco Galicia owns indirectly 99.99% of GAF.

Due to the many changes in rules and regulations provided for during 2001 and 2002, the activity of the mutual fund industry was affected with respect to product structure and fund availability.

At the end of 2001 the National Securities Commission (Comision Nacional de Valores or the "CNV") authorized mutual funds administrators to provide for the necessary means that would allow them to pay the redemptions with cash and/or in kind, thereby keeping the proportional share of the assets in the mutual funds portfolio and preserving the interest of all mutual fund holders. Subsequently, different regulations issued by the Argentine government and regulated by the Argentine Central Bank established the pesification and the restructuring of bank deposits.

GAF in its capacity as administrator and the Bank in its capacity as depositary decided, pursuant to the regulations issued by the CNV, to divide the funds managed based on the liquidity of each of the portfolios, thus dividing the funds in "shares". As a result, at fiscal year end the 11 funds managed totaled 18 "shares".

FIMA funds under management decreased from Ps.190 million at the close of fiscal year 2001 to Ps.108 million as of December 31, 2002. Of this amount, Ps.44 million correspond to operational funds (funds that can undergo subscription and redemption transactions) and Ps.64 million correspond to funds the "shares" of which have been restructured or invested in Argentine Treasury Bills due and unpaid.

GAF is currently assessing the possibility of reorganizing the FIMA family of funds pursuant to a resolution by the Argentine Central Bank that makes it possible to settle funds as long as there is an authorization from such regulatory authority. Its application to the FIMA funds shall make it possible to reorganize the existing funds, merging those that have similar assets and concentrating them in a continuating fund, with the purpose of achieving a more efficient administration, reducing operating costs, and simplifying the product offer.

European Distribution - Galicia y Buenos Aires Securities (UK) Ltd., a wholly-owned subsidiary of the Bank was established with the purpose of distributing equity and fixed income securities of Argentine and Latin American governments and corporations in the United Kingdom and in the main European markets. The Bank's research department supported these activities. As a result of the impact of the economic environment in Argentina on the Bank and on Galicia y Buenos Aires Securities (UK) Ltd., this subsidiary has complied with the requirements of the Financial Services Authority ("SFA") of the United Kingdom to wind down its activities. The company was dissolved in the fourth quarter of 2002.

         International

The International Division provides services involving international financing, credit and services related to foreign trade and factoring activities. In addition, the division manages the Bank's foreign network and fund-raising from international commercial banks. This division also manages relations with correspondent banks and international credit agencies.

Accordingly, in 2002 this Division's activities mainly concentrated on its participation in the implementation of the Plan, especially relating to the Bank's foreign debt restructuring process, which started with the restructuring of the New York Branch's debt, and the winding down of the Bank's operating units abroad.

The Bank's New York Branch was licensed as a full service branch and started operations on December 1, 1994. The New York Branch concentrated in providing international financial services to the Bank's customers, mainly Argentine corporations and individuals. Given the liquidity problems that the Branch began to face in late 2001 as a result of the events that were occurring in Argentina, on March 11, 2002, Banco Galicia and its New York Branch reached an agreement with the Office of the Comptroller of the Currency (the "OCC"), the regulating body that reports to the U.S. Federal Government's Treasury Department, to wind down the New York Branch in an orderly manner and subject to the guidelines imposed by the OCC. This was achieved during 2002. The restructuring of the New York Branch's liabilities, which amounted to approximately US$331 million as of March 31, 2002, was completed during the fiscal year and the Branch was closed January 30, 2003. The New York Branch's debt restructuring is explained in more detail in the "Galicia Capitalization and Liquidity Plan" section.

Banco Galicia opened a full branch in the Cayman Islands in May 1997 as another alternative deposit location for the Bank's customers. The restructuring of the foreign debt of the Bank's Head Office in Argentina and of its Cayman Branch's foreign debt is currently in progress within the framework of the Plan.

Galicia Uruguay started operating as a domestic financial institution in Uruguay on November 1, 1999, under the new name "Banco Galicia Uruguay S.A." In this capacity, Galicia Uruguay was allowed to perform all permitted financial activities in Uruguay, with residents and non-residents. As of December 31, 2001, Galicia Uruguay had representative offices in Buenos Aires and New York and branch offices in 5 Uruguayan cities. As of December 31, 2001, Galicia Uruguay had consolidated assets of US$2,181 million, and was Uruguay's largest private financial institution in terms of shareholders' equity, which reached US$231 million as of December 31, 2001.

The events that took place in Argentina, particularly the implementation of the "corralito" in December 2001, deteriorated the public's confidence in Argentine banks and had a negative impact on Galicia Uruguay's depositors, thus generating a massive bank run on its deposits as of mid-December, which was faced with said subsidiary's liquidity. Galicia Uruguay's activities were suspended on February 13, 2002. From that moment on, the process to restructure its deposits, which was completed during the fiscal year, began, based on a proposal to repay 100% of deposits, in dollars, in a 9-year time frame. In January 2003, Galicia Uruguay started to pay the first installment provided for in the agreement reached with depositors. The process is explained in more detail in the "Galicia Capitalization and Liquidity Plan" section.

As of December 31, 2002, Galicia Uruguay had consolidated assets of US$801.1 million, of which US$398 were loans and US$399.5 million were deposits held mostly at Banco Galicia's Cayman Branch, and a negative shareholders' equity of US$268.4 million. As mentioned in the "Galicia Capitalization and Liquidity Plan" section, the Bank has requested authorization from the Argentine Central Bank to transfer to Galicia Uruguay dollar-denominated Boden 2012 for an amount equivalent to the net effect of the compensation determined for Galicia Uruguay (that is deducting from the compensation amount the amount of the loan to be granted to the Head Office in Argentina, by the Argentine Central Bank, to purchase the hedge bond). See "Item 5. Operating and Financial Review and Prospects--Description of Consolidated Assets and --Description of Consolidated Liabilities." This amount was estimated at US$438 million.

At the date hereof, Galicia Uruguay is seeking irrevocable indications of interest for an exchange offer from all its depositors holding deposits reprogrammed in 2002. The solicitation period commenced on June 17, 2003 and ends on July 15, 2003, and may be extended at Galicia Uruguay's sole and reasonable discretion. Galicia is offering various options in exchange for the reprogrammed deposits, subject to various maximum limits which options would be pro-rated if oversubscribed.

The options are US$1,000 of such reprogrammed deposit for: (i) US$1,000 of Boden 2012 at face value, plus a premium, payable in cash of 3%. This option is limited to a maximum amount of $US$375 million; (ii) US$1,000 of a new negotiable obligation to be issued by Galicia Uruguay, with an interest of Libor plus 300 basis points, payable semi-annually, up to a maximum interest rate of 7%, with three scheduled amortizations on December 15, 2009 (30%), December 15, 2010 (30%) and December 15, 2011 (40%), together with a cash payment of interest of US$13.75 payable on September, 2003. This negotiable obligation may be redeemed by Galicia Uruguay beginning December 15, 2008. This option is limited to a maximum amount of $US$300 million; (iii) US$450 of a new negotiable obligation issued by Galicia Uruguay, with an annual interest rate of 2%, payable semi-annually, with a bullet amortization on December 15, 2005, together with a cash payment of principal and interest of US$88.75 on September 2003, and US$425 of Boden 2012 at face value. This option is limited to a maximum amount of $US$110 million; or (iv) US$500 of a new negotiable obligation issued by Galicia Uruguay, with an annual interest rate of 2%, payable semi-annually, with three scheduled amortizations on December 15, 2006, (30%), December 17, 2007 (30%) and December 15, 2008 (40%), together with a cash payment of principal and interest of US$88.75 on September, 2003, and US$425 of Boden 2012 at face value. This option is limited to a maximum amount of US$200 million.

In 1988, Banco Galicia established Banco de Galicia (Cayman) Ltd. as another alternative deposit location for the Bank's customers. As of December 31, 2002, Banco Galicia owned 34.7% and Galicia Uruguay owned 65.3% of Banco de Galicia (Cayman) Ltd.'s capital stock. Galicia Uruguay's situation also affected its subsidiary Banco de Galicia (Cayman) Ltd. The latter required the Cayman Island authorities to appoint a provisional liquidator in order to reach a voluntary restructuring agreement between the company and its creditors, which is currently in progress. See "--Galicia Capitalization and Liquidity Plan."

Regarding foreign-trade activities, Argentine foreign trade was profoundly affected by the economic crisis and the measures taken to solve it, especially the changes introduced to the foreign exchange regime and regulations.

The Bank was not excluded from said situation, which was reflected in a decrease in the volume of foreign exchange transactions channeled through it, which amounted to US$1,046 million, representing 3% of the Argentine foreign trade for the same period. This participation was 22.3% lower than the one achieved in 2001. As a consequence, the International Division redirected its focus to providing customers with assistance in understanding regulations and to contributing to overcome the restrictions resulting from the changes implemented, trying to collaborate with customers and with their business development. Among other measures, a foreign-trade guide was created, which was a useful tool for customers, and new computer tools were developed to allow customers to interact and conduct transactions with the Bank from their offices.

Until mid 2002, through Galicia Factoring y Leasing S.A. ("Galicia Factoring"), Banco Galicia provided leasing and domestic and international factoring services to small and medium-sized businesses. Banco Galicia owns 99.98% of Galicia Factoring. Galicia Factoring is a member of Factors Chain International, an organization based in Amsterdam that has more than 120 members in 44 countries, and has installed one of the world's most advanced electronic data interchange systems. Banco Galicia finances the factoring provided by Galicia Factoring y Leasing S.A., while Galicia Factoring y Leasing S.A. administers the transactions.

In mid 2002, the administration of domestic factoring and leasing transactions were transferred to the Bank in order to make the cost structure more efficient and to achieve economies of scale in an uncertain and unfavorable economic environment. Within Galicia Factoring, the international factoring offer was maintained, which had to be adjusted to the more restrictive and controlled new foreign exchange regulations.

Internet

The Bank carries out its Internet businesses primarily through Net Investment S.A. Banco Galicia's stake in the company is 12.5%, while the remaining 87.5% is held by Grupo Galicia. See "--Initiatives and Investments."

COMPETITION

In general, the competitive environment in Argentina is still not a stable one, given that the effects of the devaluation together with the rest of the measures adopted by the Government in 2002, have deeply shaken the country's economic system and most players in the different markets are still adapting to the new environment. Changes in regulations are expected and in certain industries new entire regulatory frameworks are still expected (financial system, utilities, toll roads, etc). The Government that took office in May 2003 has not yet defined its long term economic policy and the country's sovereign debt has still to be restructured. When these open issues are defined, the competitive environment will become clearer.

Due to Grupo Galicia's financial holding structure, competition is found not directly at the holding company level but at that of the operating subsidiaries. Grupo Galicia faces fierce competition in most of the areas of activity it is involved with.

INSURANCE

In Argentina, the insurance industry is relatively underdeveloped. This sector only represents 2.6% of Argentina's GDP, while in other Latin-American countries, such as Chile, it represents 4% of GDP and in industrialized countries such as the U.S.A. it represents 9%.

The insurance industry, encouraged by the economic stability and by positive foreign investment inflows, had undergone an important development during the 90's. However, this expansion process was interrupted in 2002 as a result of the end of the convertibility system and of the major changes in macroeconomic conditions. Total insurance production decreased, at constant values, almost 39% with respect to the previous year, reaching, pursuant to the last official estimations, Ps.9,376 million, in constant currency of November 2002.

The property insurance sector represents more than half of the total insurance companies (117 of a total of 217) and in 2002 its volume of premiums was around Ps.6,000 million, taking into account November values. The main segment of this sector is the automotive insurance (46% of the total), followed by workers compensation (17%), fire and homeowners insurances.

Even though property insurance could better adapt to the new inflationary context, with the reduction in contractual terms and conditions and increases in the insured sums, its profitability was affected due to the increase in loss experience and, in particular, due to the high robbery rates.

The volume of premiums of the individuals' insurance sector was around Ps.3,000 million in 2002. The most important segments of this sector are life insurance (63% of the total), pension-linked life annuities (26%) and retirement plans (11%). This sector was the driving force for the insurance industry development in the 90's, when the social security reform, the creation of compulsory savings through the AFJPs and the creation of supplementary retirement mechanisms took place.

The life insurance sector comprises 62 companies and is highly concentrated; the ten leading companies have a market share of 50%. The sale of saving retirement insurance suffered a dramatic reduction during the last year and insurance companies are committed to search for products better adjusted to the new market reality, redirected towards protection and health coverages.

Individual and group retirement insurances is falling and, from the 37 operating companies in 1995, only 24 remain in operation. On the other hand, the pension-linked annuities sector is increasing in comparison to previous years, in constant currency, due to the favorable impact of devaluation on the portfolios and to the automatic flow of new customers from the pension system.

OTHER ACTIVITIES

Galicia Warrants S.A. was established in April 1993 and currently has a 35% market share of this business. Argentina's warrants market can be defined as highly concentrated (three companies hold 85% to 90% of the total market) with competition primarily focused on price, volume and business expertise.

The Internet portal "Soloduenos", which managed to become the most visited real-estate site during the previous fiscal year, ceased to operate on January 1, 2003 due to the negative impact of the macroeconomic situation and the measures implemented in 2002 on mortgage lending and the real-estate market. This decision will be reviewed in the following months as long as the development of the economy, and particularly the development of the real estate sector, makes it advisable. The market conditions mentioned have also affected our competitors in this market niche.

Throughout its subsidiary, Net Investment BV, Grupo Galicia also participates in the businesses developed by Tradecom International NV's subsidiaries, located in Argentina, Brazil and Uruguay; thus offering supporting business-to-business and e-commerce services and virtual markets for the interaction of companies and suppliers. Despite the difficult market conditions, Tradecom Argentina S.A. accomplished an aggressive business development program, which allowed it to broadly improve its position as an e-commerce solution provider. There are numerous business projects still pending approval. Although, the Internet market is usually described as a mobile and a highly competitive market, we believe that our subsidiaries have been generating a valuable position, with tangible results, that represent an excellent platform to continue competing.

Red de Campo has evolved from a purely e-business procurement oriented company to a flexible company capable of integrating the whole productive process. It is the first private network in this sector. As of December 31, 2002, such network was made up of more than 500 agricultural and livestock producers and more than 30 suppliers of goods and services. Management considers that Red de Campo's innovative structure provides the right instrument to be utilized in the difficult eonomic context to maintain our leading position while strengthening our relationship with the sector. Due to its particularities and considering that the company is in a start-up stage, it is not possible to establish any competition relationship between our company and any other company acting at the same level.

There is no available data on the Argentine consumer finance market in which the regional credit-card companies operate. The 2002 economic crisis described elsewhere in this annual report significantly affected these companies' competitors, with most of them having ceased operations. Therefore, in general, competition to these companies is currently much lower than in the past.

BANKING

As of September 30, 2002, the Argentine financial system consisted of 102 financial institutions (including finance companies, credit unions, savings and loan associations and investment banks), 64 of which were private-sector financial institutions and 16 of which were Argentine government-owned or related banks. As of September 30, 2002, out of the 64 private-sector banks:

(1) 31 were private-sector domestically-owned banks (i.e., sociedades anonimas);

(2) 31 were foreign-owned banks (i.e., local branches or subsidiaries of foreign banks); and

(3) 2 were cooperative banks (bancos cooperativos limitados).

The largest private-sector commercial banks, in terms of total deposits, were:
Banco Frances, Banco Rio de la Plata, Citibank, BankBoston and Banco Galicia. Except for the Bank, these were all foreign-owned banks. According to information published by the Argentine Central Bank as of September 30, 2002, private-sector banks accounted for approximately 58.2% of deposits and approximately 62% of loans in the Argentine financial system. Argentine financial industry regulations do not raise any entry or exit barriers, nor do they make any differentiation between locally or foreign-owned institutions. Cooperative banks are active principally in consumer banking, with a special emphasis on the lower end of the market. As of September 30, 2002, financial entities (other than banks) accounted for approximately 0.4% of deposits and 1.1% of loans in the Argentine financial system.

The largest Argentine Government-owned or related banks, in terms of total deposits, were Banco Nacion and Banco de la Provincia de Buenos Aires. Under the provisions of Argentine Law No. 21,526, as amended (the "Financial Institutions' Law"), public banks have comparable rights and obligations as private banks, except that public banks handle public revenues and promote regional development and certain public banks have preferential tax treatment. The by-laws of some Argentine Government-owned banks provide that the governments that own them (national and provincial) guarantee their commitments. Under current law, Banco de la Provincia de Buenos Aires will not be subject to taxes, levies or contributions that the Argentine government may impose. According to information published by the Argentine Central Bank, as of September 30, 2002, government-owned commercial banks and commercial banks in which the Argentine Government had an ownership interest accounted for approximately 41.4% of deposits and approximately 36.9% of loans in the Argentine financial system.

Consolidation has been a dominant theme in the banking sector since the Convertibility Law was implemented in 1991, with the total number of financial institutions declining from 214 in 1991 to 102 at September 30, 2002. In spite of the large number of banks, the system is concentrated, with the ten largest private banks holding 76% of the system's deposits as of September 30, 2002, with significant differences in operating statistics (credit quality, efficiency and profitability ratios) between the top-tier and bottom-tier banks.

During the decade of the 1990s, foreign banks increased their presence in the Argentine financial system. Since the last quarter of 1996, control of many of the largest Argentine private-sector domestically-owned commercial banks has been transferred to foreign banks. As of December 31, 2001, foreign banks controlled the largest private sector financial institutions except the Bank. This foreign presence grew both in the universal bank sector and among financial institutions specializing in specific products or markets. As of September 30, 2002, this situation had not substantially changed despite the fact that certain foreign institutions with operations in Argentina have experienced problems in 2002 and the number of foreign banks decreased by 9 through September 2002 (the last date for which official information is available). In this period, most foreign banks operating in Argentina have experienced losses in their Argentine operations and most of the parent companies have experienced significant losses due to their investments in Argentina. It is unclear at the moment which foreign institutions will remain in the country.

Banco Galicia faces significant competition in all of its principal areas of operation. Until late 2001, foreign banks operating in Argentina, Argentine national and provincial government-owned banks, private-sector domestic commercial banks, and cooperative banks competed with Banco Galicia in traditional commercial banking, investment banking, private banking, and the provision of financial services such as credit cards, asset management, securities brokerage and insurance products. With capital movements completely free during most of the 90's and until November 30, 2001, Banco Galicia also faced competition from foreign banks established abroad, mainly in corporate and investment banking as well as private banking. Non-banking financial institutions in Argentina also competed for customers' funds and in the provision of certain banking services, such as consumer finance, credit cards and insurance products.

As a result of the events that took place in December 2001 and during 2002, the uncertainty governing economic policy, macroeconomic variables and the regulatory framework for doing business in Argentina, in general, and financial activities in particular, and the deep recession, financial activity was almost paralyzed during the first part of the year. Deposit taking resumed in the second half of 2002 but lending activities have not resumed, except for check discounting and foreign trade financing, which are very limited. Investment banking, private banking and asset management activities has also been extremely limited, and have not resumed except for advisory services for corporate debt restructuring. Credit card activity and consumer finance have also been affected, mainly during the first half of 2002, having resumed in the second half. In general, bank activity is currently concentrated mostly in the management of means of payment, foreign trade services and foreign exchange market intermediation. With respect to the activities currently being developed by banks, the Bank faces the competition from foreign banks operating in Argentina, Argentine national and provincial government-owned banks, private sector domestic commercial banks, and cooperative banks, as well as from non-banking financial institutions.

As a result of the crisis, the Bank's market share (considering the Bank's deposits in Argentina only) decreased from 9.76% as of June 30, 2001 to 7.30% as of December 31, 2001 and 5.26% as of December 31, 2002, when including the Bank's restructured deposits swapped for government bonds in the Canje I as of December 31, 2002. As of the same date, the Bank's market share in the financial system's free deposits was to 4.38%. See "Item 5. Operating and Financial Review and Prospects--Description of Consolidated Liabilities."

As of September 30, 2002, the latest date for which Argentine Central Bank data on the whole financial system is available, and measured by its deposits in Argentina only, the Bank was ranked 7th in the whole financial system and 5th among private-sector banks (including foreign banks). As of December 31, 2001 the Bank's place in the system's deposit ranking was the same. Measured in the same way, as of June 30, 2001 the Bank was ranked 3rd in the whole financial system and 1st among private-sector banks (including foreign banks). Despite the market-share loss due to the crisis, the Bank continues to be one of the leading banks in Argentina and the largest domestically-owned.

The financial and economic measures adopted by the Argentine Government commencing in January 2002 will likely result in a restructuring of the financial system. Due to the severe crisis which affected Argentina and specifically the banking system, the Argentine Central Bank has not provided updated information for the entire financial system since September 30, 2002, and, therefore, we cannot assure you that the information mentioned above has not become outdated as of the date of this annual report.

SALES AND MARKETING

Banco Galicia operates one of the most extensive and diversified distribution networks among private sector banks in Argentina. Banco Galicia's distribution capabilities are Grupo Galicia's main marketing channel.

While continuing its long-term objective to consolidate its leadership in the Argentine financial system, the Bank has significantly reduced its distribution platform during 2002. The Bank's branch network in Argentina was reduced by 61 branches or 21.2% of the branches existing as of December 31, 2001. In addition, the Bank's New York Branch was closed and its security house in London was closed. Also Galicia Ahora, the Bank's service centers network specialized in the lower-income segment of the population, which comprised as of December 31, 2001, 118 service centers was completely absorbed by the Bank's branch network during 2002. The regional credit card companies in which the Bank holds a controlling interest through Tarjetas Regionales S.A., have also reduced the size of their distribution network during 2002. The number of these companies' offices decreased by 16 or 15.5% of those existing as of December 31, 2001.

Despite the reductions described above, the Bank's distribution network continues to be one of the largest and most flexible distribution platforms of the country. In addition, despite such reduction, the Bank has kept its nationwide coverage.

The Bank markets all of its financial products and services to high, medium and medium-low income individuals, including insurance and FIMA mutual funds, through the branch network. Within the branches, the sales force is specialized by segment. The Bank sales policy encourages tellers to perform sales functions too. Wealthy individuals, who are private banking customers, are serviced by specialized officers through a special network of service centers and a head office facility. The distribution channels for the lower-income segment of the population is the network of offices of the regional credit card companies. Until mid 2002, the Bank serviced this segment through the Galicia Ahora network of service centers, which was absorbed by the branch network in 2002.

Commercial banking services to large corporations (including medium-large companies) and banks are provided in a centralized manner. Branch officers are responsible for the Bank's relationship with middle-market and small businesses and most of the agriculture/livestock sector customers.

All of the Bank's individual and corporate customers have access to the Bank's electronic distribution channels, including the ATM network, a multifunction call center and an e-banking site. The Bank's call center performs telemarketing and credit recovery functions.

Special mobile sales forces are maintained to market various products and services to individuals and employees of client corporations. Until December 2001, certain products are marketed through channels other than the Bank's sales force, for example mortgage loans were also marketed through real estate brokers.

In the first half of the 1990s Banco Galicia experienced a period of high growth due to the fast remonetization and bancarization process in the Argentine economy and financial system. During this period the Bank invested heavily in technology in order to develop the IT infrastructure and the non-traditional distribution channels capable of supporting a very high growth rate in the number of clients, transactions and products sold. With the same objective, from the mid 1990's on, the Bank turned its focus to significantly increasing its branch network and sales capacity. It increased the number of branches, strengthened its sales culture, upgraded branches' lay outs and the IT platform available to the different sales forces and back-offices to support sales, and redefined the distribution of tasks among branches' staff. To provide service to the lower-income segment of the population, it acquired and developed the regional credit card companies' business and distribution capacity and developped the Galicia Ahora distribution network in the premises of Correo Argentino, the official postal service. In the late 1990s, at the same time, the Bank developed a data warehouse, that currently enables it to perform segmentation and profitability analyses, estimate performance patterns and cross-selling indices, and forecast client response based on historical information and datamining. In the late 1990s, the Bank turned its focus to a more segmented marketing approach. The datawarehouse capabilities began to be used to design marketing campaigns focused on specific segments of the Bank's customer base. In addition, in the late 1990s, the Bank focused its marketing strategy on the development of long term relationships with customers based on the knowledge of such customers. As part of this client oriented strategy, the Bank began to implement Customer Relationship Management ("CRM") technology to support a continuous improvement of its relationship with customers.

The Bank continues with this strategy, despite the events occurred in Argentina in 2001 and 2002.

PROPERTY

Grupo Galicia currently owns 150 square meters of office space at Tte. Gral. Juan D. Peron 456, 2nd floor, 1038 Buenos Aires, Argentina, to house its management, accounting, administrative and investor relations functions.

In addition, on April 11, 2002, Grupo Galicia purchased 8 functional units, equivalent to 1,618.48 square meters, of a building located at Maipu 241 - Autonomous City of Buenos Aires, premises of Galicia Retiro Cia. de Seguros S.A. in the amount of Ps.1.8 million. Currently, our company leases 1 functional unit, equivalent to 201 square meters, receiving Ps. 3,200 per month , holds two functional units empty for leasing and the rest 5 functional units are being occupied by the following subsidiaries: Sudamericana Holding S.A., B2Agro S.A., Galicia Vida Compania de Seguros S.A., Galicia Retiro Compania de Seguros S.A., and Aseguradora de Personas Galicia S.A.

BANCO GALICIA

Banco Galicia's principal executive offices consist of approximately 185,900 square feet at Tte. Gral. Juan D. Peron 407, Buenos Aires, Argentina. In addition, Banco Galicia owns approximately 79,000 square feet at Florida 361, Buenos Aires, Argentina, and rents space located at Tte. Gral. Juan D. Peron 525, Buenos Aires, Argentina, which is approximately 100,400 square feet, and at San Martin 178/200, Buenos Aires, Argentina, which is approximately 39,100 square feet. All spaces serve as annexes to its principal executive offices.

In 1994, Banco Galicia purchased the building located at Reconquista 188/200, Buenos Aires, Argentina and between 1992 and 2000 it purchased the building located at Tte. Gral. Juan D. Peron 444, Buenos Aires, Argentina. In these locations construction was begun of a new corporate tower building. The Bank will centralize in this new building a significant portion of the offices that are currently in the vicinity.

As of December 31, 2002, Banco Galicia's branch network consisted of 227 branches in Argentina, one branch in the Cayman Islands and one branch in New York, 137 of which were owned and 90 of which were rented by Banco Galicia. The Argentine branches were located in 22 of the 23 provinces in Argentina.

The head office of Galicia Uruguay is located at Luis Alberto Herrera 1248, 21st and 22nd floors, Edificio World Trade Center, Montevideo, Uruguay, and consist of approximately 9,500 square feet. Galicia Uruguay also rents a warehouse in Montevideo, Uruguay where it stores documents. As of December 31, 2002, Galicia Uruguay had four branches, including the head office, of which two were owned and two were rented by Galicia Uruguay. Banco Galicia Cayman Ltd. and the Cayman Islands branch are located in the Cayman Islands and The Bank of Nova Scotia Trust Co. acts as its registered office.

As of December 31, 2002, Banco Galicia's New York branch rented approximately 5,000 square feet of office space at 300 Park Avenue, 20th Floor, New York under a 10-year lease that expires on June 30, 2010. This branch was closed on January 30, 2003 and the lease was assigned to a third party.

The Sao Paulo, Brazil, and the London, UK, representative offices were closed during 2002.

Tarjeta Naranja S.A. owns two buildings at Sucre 152 and Sucre 154, Cordoba, Argentina, to house part of its management and administrative functions. They consist of approximatively 15,000 square feet. The company rents office space at Sucre 145/151 and La Rioja 375, Cordoba, Argentina, which, in aggregate are approximately 39,500 square feet. These locations serve as annexes to its principal executive offices. It also rents warehouse space at Humberto 1(degree) 2165 and at Avenida Colon 1562, Cordoba, Argentina, which, as a whole, consist of approximately 12,000 square feet, and at La Rioja 364, Cordoba, Argentina, which is approximately 3,800 square feet and serves as a printing center for marketing material. As of December 31, 2002, Tarjeta Naranja S.A. operated 56 sales points, located in 15 of the 23 Argentine provinces. All of them were rented by the company.

The head office of Tarjeta Comfiar S.A. is located at San Jeronimo 2350, Santa Fe, Argentina. It consists of approximatively 7,100 square feet which are owned by the company. As of December 31, 2002, its distribution network was made up of 13 sales points, located in the provinces of Santa Fe, Entre Rios, Misiones, Corrientes and Chaco. The company owned one of them and rented the other 12.

Tarjetas Cuyanas S.A's principal executive offices are rented. They consist of approximately 12,500 square feet at Belgrano 1415, Mendoza, Argentina. As of December 31, 2002, its distribution network consisted of 10 sales points, located in the provinces of Mendoza, San Juan and San Luis. All of them were rented by the company.

Tarjetas del Mar S.A.'s 2,580 square feet principal executive offices are located at Maipu 241, 2nd Floor, Buenos Aires, Argentina. As of December 31, 2002 its distribution network consisted of 8 sales points, located in the Province of Buenos Aires. Both the head office and the branches were rented by the company.

SELECTED STATISTICAL INFORMATION

You should read this information in conjunction with the other information provided in this annual report, including the audited consolidated financial statements of Grupo Galicia and Banco Galicia, and the "Item 5. Operating and Financial Review and Prospects" section. We prepared this information from our financial records, which are maintained under accounting methods established by the Argentine Central Bank under Argentine Banking GAAP, and do not reflect adjustments necessary to reflect the information in accordance with U.S. GAAP. We have expressed all amounts in millions of pesos, except percentages, ratios, multiples and per share data.

Unless otherwise stated, in this section the exchange rate used to convert foreign currency amounts into pesos was the exchange rate as of each relevant date or period end that Banco Nacion quoted. In the case of dollars, until December 31, 2001, the Banco Nacion quotes for such exchange rates were Ps.1.0 per US$1.0. The exchange rate used for the preparation of the financial statements as of December 31, 2002 was Ps.3.363 per US$1.0. See "Item 3. Key Information--Exchange Rate Information," "Item 3. Key Information--Risk Factors" and "--Main Regulatory Changes in 2002 and 2003."

The dollar-denominated assets and liabilities reflect balances held by Banco Galicia, Galicia Uruguay, the New York and Cayman branches and the non-bank affiliated companies required to be consolidated. Until the suspension of its activities on February 13, 2002, Galicia Uruguay operated mainly in dollars.

Until December 31, 2001, Banco Galicia and the non-bank affiliated companies required to be consolidated operated both in dollars and in pesos. This was a consequence of the dual currency system of the Argentine economy. After that date, transactions in the financial system denominated in dollars have been significantly reduced and the dollar-denominated balances as of December 2002 are mainly non-pesified assets and liabilities remaining from operations under the previous monetary system.

In 2002, Argentina experienced a high rate of inflation. The WPI increased approximately 118.44% in 2002. Therefore, all information included in this section has been restated to constant Argentine Pesos as of December 31, 2002 applying changes in the WPI for the period from January 1, 2002 to December 31, 2002. High rates of inflation affect the comparability of financial performance on a period-to-period basis. Although inflation accounting improves the comparability of the financial information, it does not eliminate or correct many of the distortions created by inflation that will affect period-to-period comparisons of our financial results.

AVERAGE BALANCE SHEET AND INCOME FROM INTEREST-EARNING ASSETS AND EXPENSES FROM INTEREST-BEARING LIABILITIES

The average balances of interest-earning assets and interest-bearing liabilities, including the related interest receivable and payable, are calculated on a daily basis for Banco Galicia and Galicia Uruguay. The average balances of interest-earning assets and interest bearing liabilities are calculated on a monthly basis for Tarjetas Regionales S.A. and the regional credit card companies in which it holds majority interests and for Grupo Galicia and its non-banking subsidiaries.

Average balances have been separated between those denominated in pesos and those denominated in dollars. The nominal interest rate is the amount of interest earned or paid during the period divided by the related average balance.

Net gains/losses on government securities and related differences in market quotations are included in interest earned. Banco Galicia manages its trading activities in government securities as an integral part of its business. Banco Galicia does not distinguish between interest income and market gains or losses on its government securities portfolio. The non-accrual loans balance is included in the average loan balance calculation.

The average nominal interest rates for December 2002 were converted to real rates using the following formula:

                1 + N(p)                             (1 + N(d)) (1 + D)
  R(p)  =     ------------   -  1      R(d)  =     ----------------------   -  1
                 1 + I                                  1 + I

Where:

        R(p)   =  real average rate for peso-denominated assets and liabilities for the period;

        R(d)   =  real average rate for foreign currency-denominated assets and liabilities for the period;

        N(p)   =  nominal average rate for peso-denominated assets and
                  liabilities for the period;

        N(d)   =  nominal average rate for foreign currency-denominated assets and liabilities for the period;

        D      =  devaluation rate of the peso to the dollar for the period; and

        I      =  inflation rate in Argentina for the period (based on the variation of CER).

The real interest rate can be negative for a portfolio of peso-denominated loans when the inflation rate for the period is higher than the average nominal rate of the loan portfolio for the same period. A similar effect could occur for a portfolio of foreign currency-denominated loans when the inflation rate for the period is higher than the sum of the devaluation rate for the period and the corresponding average nominal rate of the portfolio.

The formula for the average real rate for foreign currency-denominated assets and liabilities (Rd) reflects a gain or loss in purchasing power caused by the difference between the devaluation rate of the Argentine peso and the inflation rate in Argentina during the period.

The following example illustrates the calculation of the real interest rate for a US dollar asset bearing a nominal annual interest rate of 10% (Nd = 0.10), assuming a 5% annual devaluation rate (D = 0.05) and a 12% annual inflation rate (I = 0.12):

              (1 + 0.10) (1 + 0.05)
R(d)  =     -------------------------     -  1  =  3.125% per year
                    1 + 0.12

In the example, since the inflation rate was higher than the devaluation rate, the real rate is lower than the nominal rate in dollars. If, for example, the annual devaluation rate were 15%, using the same numbers, the real rate in Argentine pesos would be 12.9%, which is higher than the nominal rate in dollars. Using the same numbers, if the annual inflation rate were greater than 15.5%, the real rate would be negative.

The following tables show Grupo Galicia's consolidated average balances, interest earned or paid and nominal and real interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2002.

                                          GRUPO GALICIA, FISCAL YEAR ENDED DECEMBER 31, 2002 (*)
                                  -----------------------------------------------------------------------
                                                               PESOS                             DOLLARS
                                  -----------------------------------------------------------------------
                                                  INTEREST    AVERAGE                INTEREST     AVERAGE
                                     AVERAGE      EARNED/      YIELD/    AVERAGE      EARNED/     YIELD/
                                     BALANCE        PAID        RATE     BALANCE       PAID        RATE
---------------------------------------------------------------------------------------------------------
                                      (in millions of December 31, 2002, constant Pesos, except rates)
ASSETS
Government Securities..........    Ps.   570.4   Ps.  211.9    37.14%  Ps. 1,665.7   Ps. 84.2      5.05%
Loans
   Private Sector..............        4,917.0      1,333.5    27.12       1,972.4      101.2      5.13
   Public Sector...............        8,241.1      2,931.3    35.57             -          -         -
                                  ---------------------------------------------------------------------
Total Loans....................       13,158.1      4,264.8    32.41       1,972.4      101.2      5.13
Other..........................        1,327.3        444.9    33.52       8,026.6      160.2      2.00
                                  ---------------------------------------------------------------------
TOTAL INTEREST-EARNING ASSETS..       15,055.8      4,921.6    32.69%     11,664.7      345.6      2.96%
Cash and Gold..................          224.6            -        -         189.1          -         -
Equity in Other Companies......          533.8            -        -         250.8          -         -
Other Assets...................        2,072.7            -        -         664.2          -         -
Allowances.....................       (1,270.2)           -        -        (139.6)         -         -
                                  ---------------------------------------------------------------------
TOTAL ASSETS...................    Ps.16,616.7            -        -   Ps.12,629.2          -         -
LIABILITIES AND EQUITY
Deposits
   Current Accounts............    Ps.   160.3   Ps.   17.0    10.61%  Ps.    32.6   Ps.  0.4      1.22%
   Saving Accounts.............          991.7          6.5     0.65         447.6        2.5      0.56
   Time Deposits...............        2,892.1      1,203.6    41.62       3,424.3      119.5      3.49
                                  ---------------------------------------------------------------------
TOTAL INTEREST-BEARING DEPOSITS        4,044.1      1,227.1    30.34       3,904.5      122.4      3.13
Argentine Central Bank.........        7,082.4      2,218.4    31.32           3.5        0.1      2.66
Other Financial Entities.......          197.1         29.5    14.96       2,557.6      214.2      8.37
Debt Securities................           16.2          2.4    14.59       2,530.1      147.9      5.85
Other .........................          763.2        199.1    26.10       1,599.7      127.6      7.97
                                  ---------------------------------------------------------------------
TOTAL INTEREST-BEARING
LIABILITIES....................       12,103.0      3,676.5    30.38%     10,595.4      612.2      5.78%
Demand deposits................          617.5            -        -         230.0          -         -
Other Liabilities..............        2,434.5            -        -         708.5          -         -
Minority Interests.............          146.1            -        -           0.0          -         -
Shareholders' Equity...........        2,410.9            -        -             -          -         -
                                  ---------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY...    Ps.17,712.0            -        -   Ps.11,533.9          -         -
SPREAD AND NET YIELD
Interest Rate Spread...........                                 2.31%                             (2.81)%
Cost of Funds Supporting
  Interest-Earning Assets......                                24.42                               5.25
Net Yield on Interest-Earning
Assets.........................                                 8.27                              (2.29)
-------------------------------------------------------------------------------------------------------

                                            GRUPO GALICIA, FISCAL YEAR ENDED DECEMBER 31, 2002 (*)
                                      ----------------------------------------------------------------
                                                                                                TOTAL
                                      ----------------------------------------------------------------
                                                                      INTEREST                 AVERAGE
                                             AVERAGE                   EARNED/                  YIELD/
                                             BALANCE                    PAID                     RATE
-------------------------------------------------------------------------------------------------------
                                    (in millions of December 31, 2002, constant Pesos, except rates)
ASSETS
Government Securities..........            Ps. 2,236.1               Ps.  296.1                 13.24%
Loans
   Private Sector..............                6,889.4                  1,434.7                 20.82
   Public Sector...............                8,241.1                  2,931.3                 35.57
                                      ---------------------------------------------------------------
Total Loans....................               15,130.5                  4,366.0                 28.86
Other..........................                9,353.9                    605.1                  6.47
                                      ---------------------------------------------------------------
TOTAL INTEREST-EARNING ASSETS..               26,720.5                  5,267.2                 19.71%
Cash and Gold..................                  413.7                        -                     -
Equity in Other Companies......                  784.6                        -                     -
Other Assets...................                2,736.9                        -                     -
Allowances.....................               (1,409.8)                       -                     -
                                      ---------------------------------------------------------------
TOTAL ASSETS...................            Ps.29,245.9                        -                     -
LIABILITIES AND EQUITY
Deposits
   Current Accounts............            Ps.   192.9               Ps.   17.4                  9.02%
   Saving Accounts.............                1,439.3                      9.0                  0.62
   Time Deposits...............                6,316.4                  1,323.1                 20.95
                                      ---------------------------------------------------------------
TOTAL INTEREST-BEARING DEPOSITS                7,948.6                  1,349.5                 16.98
Argentine Central Bank.........                7,085.9                  2,218.5                 31.31
Other Financial Entities.......                2,754.7                    243.7                  8.85
Debt Securities................                2,546.3                    150.3                  5.90
Other .........................                2,362.9                    326.7                 13.83
                                      ---------------------------------------------------------------
TOTAL INTEREST-BEARING
LIABILITIES....................               22,698.4                  4,288.7                 18.89%
Demand deposits................                  847.5                        -                     -
Other Liabilities..............                3,143.0                        -                     -
Minority Interests.............                  146.1                        -                     -
Shareholders' Equity...........                2,410.9                        -                     -
                                      ---------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY...            Ps.29,245.9                        -                     -
SPREAD AND NET YIELD
Interest Rate Spread...........                                                                  0.82%
Cost of Funds Supporting
  Interest-Earning Assets......                                                                 16.05
Net Yield on Interest-Earning
Assets.........................                                                                  3.66
-----------------------------------------------------------------------------------------------------

(*) Rates include the CER adjustement.

                                            GRUPO GALICIA, FISCAL YEAR ENDED DECEMBER 31, 2002 (*)
                                                                  PESOS                            DOLLARS
                                  -------------------------------------------------------------------------
                                                    INTEREST     AVERAGE                INTEREST   AVERAGE
                                        AVERAGE      EARNED/      REAL/     AVERAGE      EARNED/    REAL/
                                        BALANCE       PAID        RATE      BALANCE       PAID      RATE
-----------------------------------------------------------------------------------------------------------
                                           (in millions of December 31, 2002, constant Pesos, except)
ASSETS
Government Securities............    Ps.    570.4   Ps. 211.9   (37.22)%  Ps. 1,665.7   Ps. 84.2    61.74%
Loans
   Private Sector................         4,917.0     1,333.5   (41.81)       1,972.4      101.2    61.85
   Public Sector.................         8,241.1     2,931.3   (37.94)             -          -        -
                                  -----------------------------------------------------------------------
Total Loans......................        13,158.1     4,264.8   (39.38)       1,972.4      101.2    61.85
Other............................         1,327.3       444.9   (38.88)       8,026.6      160.2    57.03
                                  -----------------------------------------------------------------------
TOTAL INTEREST-EARNING ASSETS....        15,055.8     4,921.6   (39.26)%     11,664.7      345.6    58.52%
Cash and Gold....................           224.6           -        -          189.1          -        -
Equity in Other Companies........           533.8           -        -          250.8          -        -
Other Assets.....................         2,072.7           -        -          664.2          -        -
Allowances.......................        (1,270.2)          -        -         (139.6)         -        -
                                  -----------------------------------------------------------------------
TOTAL ASSETS.....................    Ps. 16,616.7           -        -    Ps.12,629.2          -        -
LIABILITIES AND EQUITY
Deposits
   Current Accounts..............    Ps.    160.3   Ps.  17.0   (49.36)%  Ps.    32.6   Ps.  0.4    55.83%
   Saving Accounts...............           991.7         6.5   (53.92)         447.6        2.5    54.82
   Time Deposits.................         2,892.1     1,203.6   (35.17)       3,424.3      119.5    59.33
                                  -----------------------------------------------------------------------
TOTAL INTEREST-BEARING DEPOSITS           4,044.1     1,227.1   (40.33)       3,904.5      122.4    58.78
Argentine Central Bank...........         7,082.4     2,218.4   (39.88)           3.5        0.1    58.05
Other Financial Entities.........           197.1        29.5   (47.37)       2,557.6      214.2    66.85
Debt Securities..................            16.2         2.4   (47.54)       2,530.1      147.9    62.96
Other ...........................           763.2       199.1   (42.27)       1,599.7      127.6    66.23
                                  -----------------------------------------------------------------------
TOTAL INTEREST-BEARING
  LIABILITIES                            12,103.0     3,676.5   (40.32)%     10,595.4      612.2    62.85%
Demand deposits..................           617.5           -        -          230.0          -        -
Other Liabilities................         2,434.5           -        -          708.5          -        -
Minority Interests...............           146.1           -        -              -          -        -
Shareholders' Equity.............         2,410.9           -        -              -          -        -
                                  -----------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY.....    Ps. 17,712.0           -        -    Ps.11,533.9          -        -
SPREAD AND NET YIELD
Interest Rate Spread.............                                 1.06%                             (4.33)%
Cost of Funds Supporting
  Interest-Earning Assets........                               (43.04)                             62.03
Net Yield on Interest-Earning
  Assets.........................                               (50.44)                             50.43
---------------------------------------------------------------------------------------------------------
                                            GRUPO GALICIA, FISCAL YEAR ENDED DECEMBER 31, 2002 (*)
                                                                                          TOTAL
                                           --------------------------------------------------------
                                                                    INTEREST             AVERAGE
                                             AVERAGE                EARNED/               REAL/
                                             BALANCE                  PAID                RATE
---------------------------------------------------------------------------------------------------
                                   (in millions of December 31, 2002, constant Pesos, except rates)
ASSETS
Government Securities............          Ps.  2,236.1            Ps.  296.1             36.49%
Loans
   Private Sector................               6,889.4               1,434.7            (12.13)
   Public Sector.................               8,241.1               2,931.3            (37.94)
                                   ------------------------------------------------------------
Total Loans......................              15,130.5               4,366.0            (26.18)
Other............................               9,353.9                 605.1             43.42
                                   ------------------------------------------------------------
TOTAL INTEREST-EARNING ASSETS....              26,720.5               5,267.2              3.43%
Cash and Gold....................                 413.7                     -                 -
Equity in Other Companies........                 784.6                     -                 -
Other Assets.....................               2,736.9                     -                 -
Allowances.......................              (1,409.8)                    -                 -
                                   ------------------------------------------------------------
TOTAL ASSETS.....................          Ps. 29,245.9                     -                 -
LIABILITIES AND EQUITY
Deposits
   Current Accounts..............          Ps.    192.9            Ps.   17.4            (31.57)%
   Saving Accounts...............               1,439.3                   9.0            (20.11)
   Time Deposits.................               6,316.4               1,323.1             16.06
                                   ------------------------------------------------------------
TOTAL INTEREST-BEARING DEPOSITS                 7,948.6               1,349.5              8.35
Argentine Central Bank...........               7,085.9               2,218.5            (39.83)
Other Financial Entities.........               2,754.7                 243.7             58.68
Debt Securities..................               2,546.3                 150.3             62.26
Other ...........................               2,362.9                 326.7             31.19
                                   ------------------------------------------------------------
TOTAL INTEREST-BEARING
  LIABILITIES                                  22,698.4               4,288.7              7.84%
Demand deposits..................                 847.5                     -                 -
Other Liabilities................               3,143.0                     -                 -
Minority Interests...............                 146.1                     -                 -
Shareholders' Equity.............               2,410.9                     -                 -
                                   ------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY.....          Ps. 29,245.9                     -                 -
SPREAD AND NET YIELD
Interest Rate Spread.............                                                         (4.41)%
Cost of Funds Supporting
  Interest-Earning Assets........                                                          2.83
Net Yield on Interest-Earning
  Assets.........................                                                         (6.41)
-----------------------------------------------------------------------------------------------

(*) Rates include the CER adjustement.

The following tables show Grupo Galicia's consolidated average balances, interest earned or paid and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2001, and for the six-month period ended December 31, 2000, and Banco Galicia's consolidated average balances, interest earned or paid and nominal interest rates for interest-earning assets and interest-bearing liabilities for its fiscal year ended June 30, 2000.

                                             GRUPO GALICIA, FISCAL YEAR ENDED DECEMBER 31, 2001
                                  --------------------------------------------------------------------------
                                                                PESOS                                DOLLARS
                                  --------------------------------------------------------------------------
                                                  INTEREST     AVERAGE                  INTEREST     AVERAGE
                                     AVERAGE      EARNED/       YIELD/     AVERAGE      EARNED/       YIELD/
                                     BALANCE        PAID         RATE      BALANCE        PAID        RATE
------------------------------------------------------------------------------------------------------------
                                       (in millions of December 31, 2002, constant Pesos, except rates)
ASSETS
Government Securities..........    Ps.    42.8   Ps.    6.8     15.82%   Ps. 2,466.6   Ps.  268.2     10.87%
Loans
   Private Sector..............        3,869.5        977.7     25.27        9,755.0      1,182.0     12.12
   Public Sector...............          223.5         48.1     21.51        5,981.4        970.5     16.23
                                  -------------------------------------------------------------------------
Total Loans....................        4,093.0      1,025.8     25.06       15,736.4      2,152.5     13.68
Other..........................          135.2          8.1      5.98        4,544.7        314.8      6.93
                                  -------------------------------------------------------------------------
TOTAL INTEREST-EARNING ASSETS..        4,271.0      1,040.7     24.37%      22,747.7      2,735.5     12.03%
Cash and Gold..................          458.9            -         -          289.0            -         -
Equity in Other Companies......          275.0            -         -          344.9            -         -
Other Assets...................        2,993.5            -         -        1,065.6            -         -
Allowances.....................         (314.6)           -         -         (439.9)           -         -
                                  -------------------------------------------------------------------------
TOTAL ASSETS...................    Ps. 7,683.8            -         -    Ps.24,007.3            -         -
LIABILITIES AND EQUITY
Deposits
   Current Accounts............    Ps.   202.5   Ps.   17.0      8.41    Ps.   531.0   Ps.   35.4      6.66
   Saving Accounts.............          997.4         16.8      1.69        1,403.3         21.2      1.51
   Time Deposits...............        2,265.5        317.8     14.03       11,861.6      1,058.6      8.92
                                  -------------------------------------------------------------------------
TOTAL INTEREST-BEARING DEPOSITS        3,465.4        351.6     10.15       13,795.9      1,115.2      8.08
Argentine Central Bank.........          110.8         10.7      9.66           37.6          3.1      8.14
Other Financial Entities.......           37.4         14.2     38.01        1,656.4        131.7      7.95
Debt Securities................              -            -         -        2,908.8        243.6      8.37
Other .........................            1.5          0.2     14.29        1,825.7        137.6      7.54
                                  -------------------------------------------------------------------------
TOTAL INTEREST-BEARING
  LIABILITIES..................        3,615.1        376.7     10.42%      20,224.4      1,631.2      8.07%
Demand deposits................        1,070.4            -         -          120.6            -         -
Other Liabilities..............        1,061.0            -         -        2,315.5            -         -
Minority Interests.............          257.1            -         -              -            -         -
Shareholders' Equity...........        3,027.0            -         -              -            -         -
                                  -------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY...    Ps. 9,030.6            -         -    Ps.22,660.5            -         -
SPREAD AND NET YIELD
Interest Rate Spread...........                                 13.95%                                 3.96%
Cost of Funds Supporting
  Interest-Earning Assets......                                  8.82                                  7.17
Net Yield on Interest-Earning
  Assets.......................                                 15.55                                  4.85
-----------------------------------------------------------------------------------------------------------

                                            GRUPO GALICIA, FISCAL YEAR ENDED DECEMBER 31, 2001
                                  ----------------------------------------------------------------
                                                                                          TOTAL
                                  ----------------------------------------------------------------
                                                                INTEREST                 AVERAGE
                                      AVERAGE                   EARNED/                  YIELD/
                                      BALANCE                     PAID                    RATE
--------------------------------------------------------------------------------------------------
                                  (in millions of December 31, 2002, constant Pesos, except rates)
ASSETS
Government Securities..........    Ps. 2,509.4                 Ps.  275.0                   10.96%
Loans
   Private Sector..............       13,624.5                    2,159.7                   15.85
   Public Sector...............        6,204.9                    1,018.6                   16.42
                                  ---------------------------------------------------------------
Total Loans....................       19,829.4                    3,178.3                   16.03
Other..........................        4,679.9                      322.9                    6.90
                                  ---------------------------------------------------------------
TOTAL INTEREST-EARNING ASSETS..       27,018.7                    3,776.2                   13.98%
Cash and Gold..................          747.9                          -                       -
Equity in Other Companies......          619.9                          -                       -
Other Assets...................        4,059.1                          -                       -
Allowances.....................         (754.5)                         -                       -
                                  ---------------------------------------------------------------
TOTAL ASSETS...................    Ps.31,691.1                          -                       -
LIABILITIES AND EQUITY
Deposits
   Current Accounts............    Ps.   733.5                 Ps.   52.4                    7.15
   Saving Accounts.............        2,400.7                       38.0                    1.58
   Time Deposits...............       14,127.1                    1,376.4                    9.74
                                  ---------------------------------------------------------------
TOTAL INTEREST-BEARING DEPOSITS       17,261.3                    1,466.8                    8.50
Argentine Central Bank.........          148.3                       13.8                    9.28
Other Financial Entities.......        1,693.8                      145.9                    8.61
Debt Securities................        2,908.8                      243.6                    8.37
Other .........................        1,827.3                      137.8                    7.54
                                  ---------------------------------------------------------------
TOTAL INTEREST-BEARING
  LIABILITIES..................       23,839.5                    2,007.9                    8.42%
Demand deposits................        1,191.0                          -                       -
Other Liabilities..............        3,376.5                          -                       -
Minority Interests.............          257.1                          -                       -
Shareholders' Equity...........        3,027.0                          -                       -
                                  ---------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY...    Ps.31,691.1                          -                       -
SPREAD AND NET YIELD
Interest Rate Spread...........                                                              5.56%
Cost of Funds Supporting
  Interest-Earning Assets......                                                              7.43
Net Yield on Interest-Earning
  Assets.......................                                                              6.54
-------------------------------------------------------------------------------------------------

                                           GRUPO GALICIA, FISCAL YEAR ENDED DECEMBER 31, 2000 (*)
                                  -------------------------------------------------------------------------
                                                              PESOS                                 DOLLARS
                                  -------------------------------------------------------------------------
                                                 INTEREST    AVERAGE                  INTEREST      AVERAGE
                                     AVERAGE      EARNED/     YIELD/     AVERAGE       EARNED/       YIELD/
                                     BALANCE       PAID       RATE       BALANCE        PAID         RATE
-----------------------------------------------------------------------------------------------------------
                                       (in millions of December 31, 2002, constant Pesos, except rates)
ASSETS
Government Securities..........     Ps.   47.0   Ps.  2.8     12.09%   Ps. 2,924.3   Ps.  133.0      9.10%
Loans
   Private Sector..............        4,233.8      463.8     21.91        9,865.5        596.3     12.09
   Public Sector...............          310.4       20.3     13.09        5,096.7        346.9     13.61
                                  -----------------------------------------------------------------------
Total Loans....................        4,544.2      484.1     21.30       14,962.2        943.2     12.61
Other..........................          221.1        8.1      7.31        5,357.7        194.0      7.24
                                  -----------------------------------------------------------------------
TOTAL INTEREST-EARNING ASSETS..        4,812.3      495.0     20.57%      23,244.2      1,270.2     10.93%
Cash and Gold..................          447.8          -         -          230.5            -         -
Equity in Other Companies......          388.4          -         -          335.5            -         -
Other Assets...................        3,516.0          -         -          794.5            -         -
Allowances.....................         (236.4)         -         -         (391.7)           -         -
                                  -----------------------------------------------------------------------
TOTAL ASSETS...................     Ps.8,928.1          -         -    Ps.24,213.0            -         -
LIABILITIES AND EQUITY
Deposits
   Current Accounts............              -          -         -              -            -         -
   Saving Accounts.............     Ps.1,359.4   Ps. 12.7      1.86%   Ps. 1,415.5   Ps.   13.1      1.85%
   Time Deposits...............        3,025.9      144.4      9.54       11,893.3        431.6      7.26
                                  -----------------------------------------------------------------------
TOTAL INTEREST-BEARING DEPOSITS        4,385.3      157.1      7.16       13,308.8        444.7      6.68
Argentine Central Bank.........              -          -         -            6.3            -         -
Other Financial Entities.......           52.6        4.2     15.77        1,728.3         75.8      8.77
Debt Securities................              -          -         -        3,167.6        146.1      9.23
Other .........................              -          -         -        2,260.2         98.5      8.72
                                  -----------------------------------------------------------------------
TOTAL INTEREST-BEARING
LIABILITIES....................        4,437.9      161.3      7.27%      20,471.2        765.1      7.48%
Demand Deposits................        1,222.6          -         -          100.5            -         -
Other Liabilities..............        1,134.4          -         -        2,858.5            -         -
Minority Interests.............          239.6          -         -              -            -         -
Shareholders' Equity...........        2,676.4          -         -              -            -         -
                                  -----------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY...     Ps.9,710.9          -         -    Ps.23,430.2            -         -
SPREAD AND NET YIELD
Interest Rate Spread...........                               13.30%                                 3.45%
Cost of Funds Supporting
  Interest-Earning Assets......                                6.70                                  6.58
Net Yield on Interest-Earning
Assets.........................                               13.87                                  4.35
---------------------------------------------------------------------------------------------------------

                                       GRUPO GALICIA, FISCAL YEAR ENDED DECEMBER 31, 2000 (*)
                                  ---------------------------------------------------------------
                                                                                          TOTAL
                                  ---------------------------------------------------------------
                                                                    INTEREST             AVERAGE
                                              AVERAGE                EARNED/              YIELD/
                                              BALANCE                   PAID               RATE
-------------------------------------------------------------------------------------------------
                                  (in millions of December 31, 2002, constant Pesos, except rates)
ASSETS
Government Securities..........           Ps. 2,971.3             Ps.  135.8                9.14%
Loans
   Private Sector..............              14,099.3                1,060.1               15.04
   Public Sector...............               5,407.1                  367.2               13.58
                                  --------------------------------------------------------------
Total Loans....................              19,506.4                1,427.3               14.63
Other..........................               5,578.8                  202.1                7.24
                                  --------------------------------------------------------------
TOTAL INTEREST-EARNING ASSETS..              28,056.5                1,765.2               12.58%
Cash and Gold..................                 678.3                      -                   -
Equity in Other Companies......                 723.9                      -                   -
Other Assets...................               4,310.5                      -                   -
Allowances.....................                (628.1)                     -                   -
                                  --------------------------------------------------------------
TOTAL ASSETS...................           Ps.33,141.1                      -                   -
LIABILITIES AND EQUITY
Deposits
   Current Accounts............                     -                      -                   -
   Saving Accounts.............           Ps. 2,774.9             Ps.   25.8                1.86%
   Time Deposits...............              14,919.2                  576.0                7.72
                                  --------------------------------------------------------------
TOTAL INTEREST-BEARING DEPOSITS              17,694.1                  601.8                6.80
Argentine Central Bank.........                   6.3                      -                   -
Other Financial Entities.......               1,780.9                   80.0                8.98
Debt Securities................               3,167.6                  146.1                9.23
Other .........................               2,260.2                   98.5                8.72
                                  --------------------------------------------------------------
TOTAL INTEREST-BEARING
LIABILITIES....................              24,909.1                  926.4                7.44%
Demand Deposits................               1,323.1                      -                   -
Other Liabilities..............               3,992.9                      -                   -
Minority Interests.............                 239.6                      -                   -
Shareholders' Equity...........               2,676.4                      -                   -
                                  --------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY...           Ps.33,141.1                      -                   -
SPREAD AND NET YIELD
Interest Rate Spread...........                                                             5.14%
Cost of Funds Supporting
  Interest-Earning Assets......                                                             6.60
Net Yield on Interest-Earning
Assets.........................                                                             6.98
------------------------------------------------------------------------------------------------

(*) For the 6-month period ended December 31, 2000. Rates have been annualized.

                                                               BANCO GALICIA, FISCAL YEAR ENDED JUNE 30, 2000
                                            -----------------------------------------------------------------------------
                                                                                PESOS
                                            -----------------------------------------------------------------------------
                                                             INTEREST          AVERAGE                       INTEREST
                                                AVERAGE       EARNED/           YIELD/      AVERAGE           EARNED/
                                                BALANCE        PAID             RATE        BALANCE            PAID
-------------------------------------------------------------------------------------------------------------------------
                                                   (in millions of December 31, 2002, constant Pesos, except rates)
ASSETS
Government Securities..................     Ps.     296.9   Ps.    38.2        12.88%    Ps.    2,845.9     Ps.   289.0
Loans
   Private Sector......................           4,023.9         922.7        22.93            9,302.1         1,083.3
   Public Sector.......................             457.6          57.0        12.46            4,311.2           553.5
                                            ---------------------------------------------------------------------------
Total Loans............................           4,481.5         979.7        21.86           13,613.3         1,636.8
Other..................................             483.4          36.7         7.59            4,287.1           252.7
                                            ---------------------------------------------------------------------------
TOTAL INTEREST-EARNING
ASSETS.................................           5,261.8       1,054.6        20.04%          20,746.3         2,178.5
Cash and Gold..........................             447.6             -            -              282.7               -
Equity in Other Companies..............             378.3             -            -              429.9               -
Other Assets...........................           2,853.3             -            -              795.1               -
Allowances.............................            (292.7)            -            -             (400.4)              -
                                            ---------------------------------------------------------------------------
TOTAL ASSETS...........................     Ps.   8,648.3             -            -     Ps.   21,853.6               -
LIABILITIES AND EQUITY
Deposits
   Current Accounts....................                 -             -            -                  -               -
   Saving Accounts.....................     Ps.   1,401.5   Ps.    28.6         2.04%    Ps.    1,473.6     Ps.    26.6
   Time Deposits.......................           2,976.1         290.8         9.77           10,474.1           709.3
                                            ---------------------------------------------------------------------------
TOTAL INTEREST-BEARING DEPOSITS                   4,377.6         319.4         7.30           11,947.7           735.9
Argentine Central Bank.................                 -             -            -                8.3             0.2
Other Financial Entities...............              64.2           7.6        11.90            1,615.8           139.4
Debt Securities........................                 -             -            -            2,781.0           244.7
Other .................................               3.9           0.2         5.56            2,157.4           177.8
                                            ---------------------------------------------------------------------------
TOTAL INTEREST-BEARING
LIABILITIES............................           4,445.7         327.2         7.36%          18,510.2         1,298.0
Demand deposits........................           1,319.4             -            -              105.5               -
Other Liabilities......................           1,045.7             -            -            2,271.0               -
Minority Interests.....................              53.1             -            -                  -               -
Shareholders' Equity...................           2,751.3             -            -                  -               -
                                            ---------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY...........     Ps.   9,615.2             -            -     Ps.   20,886.7               -
SPREAD AND NET YIELD
Interest Rate Spread...................                                        12.68%
Cost of Funds Supporting
Interest-Earning Assets................                                         6.22
Net Yield on Interest-Earning Assets...                                        13.82
-----------------------------------------------------------------------------------------------------------------------

                                                     BANCO GALICIA, FISCAL YEAR ENDED JUNE 30, 2000
                                            ------------------------------------------------------------------
                                                 DOLLARS                                         TOTAL
                                            ------------------------------------------------------------------
                                                AVERAGE                         INTEREST        AVERAGE
                                                 YIELD/         AVERAGE          EARNED/         YIELD/
                                                  RATE          BALANCE           PAID           RATE
--------------------------------------------------------------------------------------------------------------
                                            (in millions of December 31, 2002, constant Pesos, except rates)
ASSETS
Government Securities..................          10.16%    Ps.   3,142.8    Ps.   327.2          10.41%
Loans
   Private Sector......................          11.65          13,326.0        2,006.0          15.05
   Public Sector.......................          12.84           4,768.8          610.5          12.80
                                               -------------------------------------------------------
Total Loans............................          12.02          18,094.8        2,616.5          14.46
Other..................................           5.90           4,770.5          289.4           6.07
                                               -------------------------------------------------------
TOTAL INTEREST-EARNING
ASSETS.................................          10.50%         26,008.1        3,233.1          12.43%
Cash and Gold..........................              -             730.3              -              -
Equity in Other Companies..............              -             808.2              -              -
Other Assets...........................              -           3,648.4              -              -
Allowances.............................              -            (693.1)             -              -
                                               -------------------------------------------------------
TOTAL ASSETS...........................              -     Ps.  30,501.9              -              -
LIABILITIES AND EQUITY
Deposits
   Current Accounts....................              -                 -              -              -
   Saving Accounts.....................           1.81%    Ps.   2,875.1    Ps.    55.2           1.92%
   Time Deposits.......................           6.77          13,450.2        1,000.1           7.44
                                               -------------------------------------------------------
TOTAL INTEREST-BEARING DEPOSITS                   6.16          16,325.3        1,055.3           6.46
Argentine Central Bank.................           2.63               8.3            0.2           2.63
Other Financial Entities...............           8.63           1,680.0          147.0           8.75
Debt Securities........................           8.80           2,781.0          244.7           8.80
Other .................................           8.24           2,161.3          178.0           8.24
                                               -------------------------------------------------------
TOTAL INTEREST-BEARING
LIABILITIES............................           7.01%         22,955.9        1,625.2           7.08%
Demand deposits........................              -           1,424.9              -              -
Other Liabilities......................              -           3,316.7              -              -
Minority Interests.....................              -              53.1              -              -
Shareholders' Equity...................              -           2,751.3              -              -
                                               -------------------------------------------------------
TOTAL LIABILITIES AND EQUITY...........              -     Ps.  30,501.9              -              -
SPREAD AND NET YIELD
Interest Rate Spread...................           3.49%                                           5.35%
Cost of Funds Supporting
Interest-Earning Assets................           6.26                                            6.25
Net Yield on Interest-Earning Assets...           4.24                                            6.18
------------------------------------------------------------------------------------------------------

CHANGES IN NET INTEREST INCOME--VOLUME AND RATE ANALYSIS

The following table allocates, by currency, changes in Grupo Galicia's consolidated interest income and interest expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for (i) the fiscal year ended December 31, 2002 compared with the fiscal year ended December 31, 2001; (ii) the fiscal year ended December 31, 2001, compared with the six-month period ended December 31, 2000 and (iii) the six-month period ended December 31, 2000, compared with the year ended June 30, 2000. For the latter period the comparison is made with balances for Banco Galicia. Volume and interest rate variances were calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities.

The comparison between the changes in Grupo Galicia's net interest income and net interest expenses for the six-month period ended December 30, 2000, and Banco Galicia's net interest income and net interest expense for the year ended June 30, 2000, has been prepared on an annualized basis. That is, for the purposes of the comparison Grupo Galicia's net interest income and net interest expenses for the six-month period ended December 30, 2000 have been annualized.

                                                                     FY 2001/ 6 MONTHS ENDED        6 MONTHS ENDED DEC. 31, 2000(1)/
                                FY 2002/ FY2001, INCREASE            DEC. 31,2000(1), INCREASE       BANCO GALICIA FY2000, INCREASE
                               (DECREASE)DUE TO CHANGES IN         (DECREASE) DUE TO CHANGES IN      (DECREASE) DUE TO CHANGES IN
                         -------------------------------------   --------------------------------   --------------------------------
                          VOLUME         RATE       NET CHANGE    VOLUME      RATE     NET CHANGE    VOLUME      RATE    NET CHANGE
                         -------------------------------------   --------------------------------   --------------------------------
INTEREST EARNING ASSETS
Government securities
     Pesos...........    Ps.  185.1   Ps.    20.0   Ps.  205.1   Ps. (0.4)  Ps.  1.5   Ps.    1.1   Ps.(30.4)  Ps.(2.2)  Ps.  (32.6)
     Dollars.........         (69.5)       (114.5)      (184.0)      (9.0)      11.2          2.2        8.3     (31.2)       (22.9)
                         -------------------------------------   --------------------------------   -------------------------------
Total................         115.6         (94.5)        21.1       (9.4)      12.7          3.3      (22.1)    (33.4)       (55.5)
Loans
Private Sector
     Pesos...........         279.9          75.9        355.8      (63.9)     114.2         50.3       33.2     (28.4)         4.8
     Dollars.........        (627.4)       (453.4)    (1,080.8)     (13.3)       2.6        (10.7)      67.1      42.4        109.5
                         -------------------------------------   --------------------------------   -------------------------------
Total................        (347.5)       (377.5)      (725.0)     (77.2)     116.8         39.6      100.3      14.0        114.3
Public Sector
     Pesos...........       2,831.7          51.5      2,883.2       (5.7)      13.1          7.4      (19.4)      3.1        (16.3)
     Dollars.........        (485.3)       (485.2)      (970.5)     131.3      145.5        276.8      105.5      34.7        140.2
                         -------------------------------------   --------------------------------   -------------------------------
Total................       2,346.4        (433.7)     1,912.7      125.6      158.6        284.2       86.1      37.8        123.9
Other
     Pesos...........         286.3         150.5        436.8       (5.5)      (2.6)        (8.1)     (19.2)     (1.3)       (20.5)
     Dollars.........       2,187.9      (2,033.3)       154.6      (56.8)     (16.4)       (73.2)      70.6      64.7        135.3
                         -------------------------------------   --------------------------------   -------------------------------
Total................       2,474.2      (1,882.8)       591.4      (62.3)     (19.0)       (81.3)      51.4      63.4        114.8
  TOTAL INTEREST-EARNING
   ASSETS
     Pesos...........       3,583.0         297.9      3,880.9      (75.5)     126.2         50.7      (35.8)    (28.8)       (64.6)
     Dollars.........       1,005.7      (3,086.4)    (2,080.7)      52.2      142.9        195.1      251.5     110.6        362.1
                         -------------------------------------   -------------------------------- ---------------------------------
TOTAL................    Ps.4,588.7   Ps.(2,788.5)  Ps.1,800.2   Ps.(23.3)  Ps.269.1   Ps.  245.8   Ps.215.7   Ps.81.8   Ps.  297.5
-----------------------------------------------------------------------------------------------------------------------------------
INTEREST BEARING
LIABILITIES
Demand Account
     Pesos...........             -             -            -       17.0          -         17.0          -         -            -
     Dollars.........         (18.8)        (16.2)       (35.0)      35.4          -         35.4          -         -            -
                         -------------------------------------   --------------------------------   -------------------------------
Total................         (18.8)        (16.2)       (35.0)      52.4          -         52.4          -         -            -
Saving Account
     Pesos...........             -         (10.3)       (10.3)      (6.3)      (2.2)        (8.5)      (0.9)     (2.4)        (3.3)
     Dollars.........          (9.7)         (9.0)       (18.7)      (0.2)      (4.8)        (5.0)      (1.1)      0.7         (0.4)
                         -------------------------------------   --------------------------------   -------------------------------
Total................          (9.7)        (19.3)       (29.0)      (6.5)      (7.0)       (13.5)      (2.0)     (1.7)        (3.7)
Time Deposits
     Pesos...........         109.2         776.6        885.8      (33.4)      62.5         29.1        5.2      (7.2)        (2.0)
     Dollars.........        (505.9)       (433.2)      (939.1)      (2.4)     197.7        195.3      100.7      53.3        154.0
                         -------------------------------------   --------------------------------   -------------------------------
Total................        (396.7)        343.4        (53.3)     (35.8)     260.2        224.4      105.9      46.1        152.0
With the Argentine
 Central Bank
     Pesos...........       2,130.9          76.8      2,207.7       10.7          -         10.7          -         -            -
     Dollars.........          (1.7)         (1.3)        (3.0)       1.7        1.3          3.0          -      (0.2)        (0.2)
                         -------------------------------------   --------------------------------   -------------------------------
Total................       2,129.2          75.5      2,204.7       12.4        1.3         13.7          -      (0.2)        (0.2)
With Other Financial
 Entities
     Pesos...........          17.9          (2.6)        15.3       (1.5)       7.4          5.9       (0.9)      1.5          0.6
     Dollars.........          75.2           7.3         82.5       (6.1)     (13.8)       (19.9)       9.8       2.4         12.2
                         -------------------------------------   --------------------------------   -------------------------------
Total................          93.1           4.7         97.8       (7.6)      (6.4)       (14.0)       8.9       3.9         12.8
Negotiable Obligations
     Pesos...........           2.4             -          2.4
     Dollars.........         (28.9)        (66.8)       (95.7)     (22.9)     (25.8)       (48.7)      35.2      12.5         47.7
                         -------------------------------------   --------------------------------   -------------------------------
Total................         (26.5)        (66.8)       (93.3)     (22.9)     (25.8)       (48.7)      35.2      12.5         47.7
Other liabilities
     Pesos...........         198.8           0.1        198.9        0.2          -          0.2       (0.2)        -         (0.2)
     Dollars.........         (18.9)          8.9        (10.0)     (35.0)     (24.5)       (59.5)       8.7      10.5         19.2
                         -------------------------------------   --------------------------------   -------------------------------
Total................         179.9           9.0        188.9      (34.8)     (24.5)       (59.3)       8.5      10.5         19.0
TOTAL INTEREST BEARING
 LIABILITIES
     Pesos...........       2,459.2         840.6      3,299.8      (13.3)      67.7         54.4        3.2      (8.1)        (4.9)
     Dollars.........        (508.7)       (510.3)    (1,019.0)     (29.5)     130.1        100.6      153.3      79.2        232.5
                         -------------------------------------   --------------------------------   -------------------------------
TOTAL................    Ps.1,950.5   Ps.   330.3   Ps.2,280.8   Ps.(42.8)  Ps.197.8   Ps.  155.0   Ps.156.5   Ps.71.1   Ps.  227.6
-----------------------------------------------------------------------------------------------------------------------------------

(1) Grupo Galicia's interests for the six-month period ended December 31, 2000, have been annualized, in order to make the comparison with the years ended December 31, 2001, and June 30, 2000, possible.

INTEREST-EARNING ASSETS--NET YIELD ON INTEREST-EARNING ASSETS

The following table analyzes, by currency of denomination, the levels of Grupo Galicia's and Banco Galicia's average interest-earning assets and net interest earned, and illustrates the net yields and spreads obtained, for each of the periods indicated.

                                                                  GRUPO GALICIA                    BANCO GALICIA
                                                  --------------------------------------------     --------------
                                                        FISCAL YEAR ENDED       6 MONTHS ENDED       FISCAL YEAR
                                                           DECEMBER 31,         DECEMBER 31, (*)    ENDED JUNE 30,
                                                  --------------------------------------------     --------------
                                                       2002          2001             2000               2000
-----------------------------------------------------------------------------------------------------------------
TOTAL AVERAGE INTEREST-EARNING ASSETS
    Pesos......................................   Ps. 15,055.8   Ps.  4,271.0     Ps.  4,812.3       Ps.   5,261.8
    Dollars....................................       11,664.7       22,747.7         23,244.2            20,746.3
                                                  --------------------------------------------      --------------
TOTAL..........................................   Ps. 26,720.5   Ps. 27,018.7     Ps. 28,056.5       Ps.  26,008.1
NET INTEREST EARNED (1)
    Pesos......................................   Ps.  1,245.1   Ps.    664.0     Ps.    333.7       Ps.     727.4
    Dollars....................................         (266.6)       1,104.3            505.1               880.5
                                                  --------------------------------------------      --------------
TOTAL..........................................   Ps.    978.5   Ps.  1,768.3     Ps.    838.8       Ps.   1,607.9
NET YIELD ON INTEREST-EARNING ASSETS (2) (%)
    Pesos......................................           8.27%         15.55%           13.87%              13.82%
    Dollars....................................          (2.29)          4.85             4.35                4.24
WEIGHTED-AVERAGE YIELD.........................           3.66           6.54             5.98                6.18
INTEREST SPREAD, NOMINAL BASIS (3) (%)
    Pesos......................................           2.31          13.95            13.30               12.68
    Dollars....................................          (2.82)          3.96             3.45                3.49
WEIGHTED-AVERAGE YIELD.........................           0.82           5.56             5.14                5.35
NET YIELD ON INTEREST-EARNING ASSETS,
 REAL BASIS (4) (%)
    Pesos......................................         (50.44)             -                -                   -
    Dollars....................................          50.43              -                -                   -
WEIGHTED-AVERAGE YIELD.........................          (6.41)             -                -                   -
INTEREST SPREAD, REAL BASIS (4) (%)
    Pesos......................................           1.06              -                -                   -
    Dollars....................................          (4.33)             -                -                   -
WEIGHTED-AVERAGE YIELD.........................          (4.41)             -                -                   -
------------------------------------------------------------------------------------------------------------------

(*) Rates have been annualized.

(1) Net interest earned corresponds to the Group's or the Bank's net financial income plus:

     - Credit related fees (included in "Income from Services - In Relation to Lending Transactions" in the Income Statement)

     - Contributions to the deposit insurance system, and contributions and taxes on financial income included in the income statement line "Financial Expenses - Other", less:

     - Net income from the corporate securities included under "Financial Income/Expenses- Interest Income and Holdings Gains/Losses from Government and Corporate Securities", in the income statement and

     - Differences in quotation of gold and foreign currency and premiums on foreign currency transactions, included in "Financial Income/Expenses - Other", in the income statement.

(2) Net interest earned, divided by average interest-earning assets.

(3) Interest spread, nominal basis is the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing deposits.

(4) Net interest margin and interest spread, presented on a real basis, when compared with the corresponding information presented on a nominal basis, reflect the gain or loss in purchasing power of the dollar caused by the difference between the pesos fluctuation and inflation in Argentina for each period.

RETURN ON EQUITY AND ASSETS

The following table presents certain selected financial information for Grupo Galicia and Banco Galicia and ratios for the periods indicated.

                                                                 GRUPO GALICIA                BANCO GALICIA
                                                 -----------------------------------------    -------------
                                                                                               FISCAL YEAR
                                                      FISCAL YEAR ENDED     6 MONTHS ENDED        ENDED
                                                 -----------------------------------------    -------------
                                                         DECEMBER 31,         DECEMBER 31,       JUNE,30
                                                 -----------------------------------------    -------------
                                                    2002            2001          2000             2000
-----------------------------------------------------------------------------------------------------------
                                                 (in millions of December 31, 2002, constant Pesos, except
                                                                             porcentages)
Net Income After the Loss Absorption ..........  Ps.(1,458.8)    Ps.  262.3   Ps.   196.4      Ps.   341.4
Net Income Before the Loss Absorption .........  Ps.(2,817.0)         262.3         196.4            341.4
Average Total Assets ..........................     29,245.9       31,691.1      33,141.1         30,501.9
Average Shareholders' Equity ..................      2,410.9        3,027.0       2,676.4          2,751.3
Shareholders' Equity at End of the Period .....      1,624.5        3,076.7       2,885.2          2,910.0
Net Income as a Percentage of:
    Average Total Assets (1) ..................        (5.90)%         0.90%         1.27%(*)         1.12%
    Average Shareholders' Equity (2) ..........       (60.51)          8.67         14.68(*)         12.41
Declared Cash Dividends .......................            -              -   Ps.   70.78      Ps.  212.98
Dividend Payout Ratio .........................            -              -         24.96%           62.38%
Average Shareholders' Equity as a Percentage of
   Average Total Assets .......................         8.24           9.55          8.08             9.02
Shareholders' Equity at the End of the Period
   as a Percentage of Average Total Assets ....         5.55           9.71          8.71             9.54
==========================================================================================================

(*) Annualized

(1) Before the absorption allowed by Comm. "A" 3800, for FY 2002 this ratio was (10,55) %.

(2) Before the absorption allowed by Comm. "A" 3800, for FY 2002 this ratio was was (116,84) %.

GOVERNMENT AND CORPORATE SECURITIES

Until late 2001, through its subsidiaries, Grupo Galicia owned, managed and traded a portfolio of government securities issued by the Argentine government, the Uruguayan government and Treasury Bills issued by the United States federal government. The Argentine government securities had the same ratings as that of Argentina. See "Item 3. Key Information--Risk Factors."

Pursuant to Decree No.1387/01, on November 6, 2001, the Argentine government launched the restructuring of Argentina's public-sector debt, both national and provincial. This operation was structured in two tranches: the first tranche's objective was the restructuring of the national and provincial governments debt instruments held by local investors (such as the Bank and Sudamericana Holding S.A.), including the loans granted by the financial system to the national and provincial governments. The transaction was designed as a swap for promissory notes issued by the national government and secured by tax collection, with no quotation in the secondary markets (known as the secured loans). The swapped instruments' maturity was extended by 3 years (for instruments maturing before 2010) and their currency of denomination was maintained (as of December 31, 2001, the public sector debt with domestic holders was mostly dollar-denominated). The new coupon would be the lowest between a 30% discount to the original coupon or an annual rate of 7% (for fixed-rate instruments in origin) or LIBOR plus 300 basis points (for floating rate instruments in origin).

The debt swap was carried out from in November and December 2001. Pursuant thereto, the Bank and Sudamericana Holding S.A. tendered its eligible government securities and the Bank its eligible portfolio of loans to the financial and non-financial public sectors, in exchange for secured loans. As of December 31, 2001, the swap of loans made to the provincial public sector was pending completion. As of that date, the Bank had recorded the provincial loans in accordance with the characteristics of the new secured loans to be received.

In the first tranche and with respect to bonds, all national-government bonds were eligible, issued either in pesos or in dollars, with the exception of Treasury Bills (Letes), Par Bonds; Discount Bonds; zero-coupon Foreign Global Bonds of series D, E and F (partially secured by the World Bank); Bonos del Gobierno Nacional 9% con Vencimiento 2002 (National Government Bond at 9% Maturing in 2002, used by local banks to comply with Argentine Central Bank's minimum liquidity requirements); Letras Externas de la Republica Argentina (Argentine Republic External Notes) in dollars series 74 and 75; and the Certificados de Credito Fiscal (Tax Credit Certificates) issued under Decree 99/2001.

Decree No.471/02 of March 13, 2002, pesified obligations to give sums of money of the public sector at the Ps.1.40 per US dollar exchange rate. This included all debt instruments subject to Argentine Law (the only instrument excluded held by the Bank were the Argentine Republic External Notes) and all secured loans, both representing an exposure to the national and provincial public sectors. secured loans principal became adjustable by the CER coefficient and their interest rate was fixed in a range from 3% to 5.5% per annum. Subsequently, in accordance with the provisions of Decree No.1579/02 of August 28, 2002, secured loans corresponding to provincial governments underwent a new restructuring for secured loans or Bonds with a 16-year maturity, principal adjutable by the CER coefficient and a 2% annual interest rate. This swap was pending completion as of the close of fiscal year 2002.

In addition, during 2002 and in accordance with the provisions of Decree No.214/02, No.494/02, No.905/02 and No.2167/02, the latter published in the Official Gazette on October 29, 2002, compensation to be provided to financial institutions by the government for the negative effects of the "asymmetric pesification" was determined. This compensation applied to the effects of the "asymmetric pesification" on the balance sheets of the Bank's foreign branches and subsidiaries but did not apply to its subsiadiaries with complementary activity which were affected by the "asymmetric pesification" (the regional credit-card companies, for example). The Bank was therefore entitled to receive on a consolidated basis Ps.7,724.7 (as of December 31, 2002) in dollar-denominated compensatory and hedge bonds, of which Ps.2,248.7 million (as of December 31, 2002) corresponded to Galicia Uruguay. In accordance with the above mentioned rules, these bonds are national-government dollar-denominated bonds maturing in 2021 and bearing LIBOR. The Ps.687.5 million received as of December 31, 2002, were recorded under the account "Government Securities." The amount still to be received was recorded under the account "Other Receivables from Financial Intermediation." See "Item 3. Key Information--Risk Factors--Risk Factors Relating to the Bank--The Bank has recorded its Boden and its rights to receive or acquire future Boden as assets having a value equal to the face amount of the Boden received or to be received and acquired."

As of December 31, 2002, the Group's consolidated holdings of government and (listed) corporate securities, amounted to Ps.1,814,0 million, of which Ps.2.5 million corresponded to net holdings of (listed) corporate securities. The Ps.1,811.5 million of holdings of government securities included: (i) public-sector debt instruments portfolios of the Group's subsidiaries that were not eligible to be tendered in the late 2001 swap, that is Argentine Republic External Notes and Fiscal Credit Certificates (the National Government Bond at 9% Maturing in 2002 was swapped by the Bank for Boden 2012 to be delivered to depositors in exchange for restructured deposits) and (ii) the compensatory bonds already received by the Bank as of December 31, 2002. Of the total government and corporate securities holdings, Ps.1,778.9 million were held by Banco Galicia, Ps.1.2 million by Galicia Uruguay, Ps.1.2 million by Sudamericana Holding S.A, Ps.28.8 million by the regional credit-card companies, Ps. 0.2 million by GCM and Ps.1.2 Galicia Valores S.A. The government securities' holdings of the regional credit-card companies were mainly investments in Lebac, short-term Argentine Central Bank notes, and to a lesser extent bonds issued by provincial governments, used as quasi-monies, that these companies receive in payment from customers in their normal daily operations.

As of the date of this annual report, the Boden 2012 are current, while the Argentine Republic External Notes are in payment default. The past due amounts of these notes can be aplied to the payment of taxes. The Fiscal Credit Certificates can be applied to the payment of taxes as well.

Grupo Galicia's investment and trading portfolio yields do not contain any tax equivalency adjustments. In accordance with Argentine Central Bank rules,

    - Quoted government securities held-for-trading purposes are carried at their Argentine closing market quotation less estimated selling costs.

    - The compensatory and the hedge bonds are valued at their technical value, as provided for by Communique "A" 3785 of October 29, 2002 of the Argentine Central Bank.

    - Communique "A" 3857 of January 7, 2003, of the Argentine Central Bank established that financial institutions could record as investments, only those securities incorporated to their balance sheets through December 31, 2002. After that date, any securities (except the compensatory and the hedge bonds received and to be received according to applicable compensation rules or other compensations to be received) incorporated into a bank's position will be valued at mark-to-market.

    - Through Communique "A" 3278, the Argentine Central Bank established that effective June 1, 2001, quoted government securities in investment accounts had to be valued at their acquisition cost increased by accruing their internal rate of return over the period elapsed since the date of inclusion of the securities in the investment account category. This was also applicable to the securities incorporated in investments accounts previously to June 1, 2001. In this case, the acquisition cost shall be their book value as of May 31, 2001, resulting from the previous valuation rules. The change in valuation rules shall not be retroactive nor should it generate any accounting adjustments.

    - Beginning March 1, 2000, quoted government securities classified as investments began to be carried at their acquisition cost increased at the end of each service period by the corresponding coupon rate.

    - Until February 29, 2000, Banco Galicia carried quoted government securities classified as investments at their acquisition cost increased exponentially based on their internal rate of return and the time elapsed since their acquisition.

    - Unquoted government securities are carried at the lower of cost or net realizable value plus any applicable contractual adjustments for movements in price indices, or at their technical values, which are government-published schedules of value that increase over the term of the security.

We also own, manage and trade a portfolio of corporate securities. Unquoted corporate debt securities are carried at the residual value plus accrued interest. Quoted corporate debt and equity securities are considered as held for trading and, therefore, are carried at market value.

The following table shows Grupo Galicia's and Banco Galicia's holdings of government and corporate securities at the balance sheets dates, and the breakdown of the portfolio in accordance with the Argentine Central Bank classification system and by the securities' currency of denomination. As of December 31, 2002, the Group's holdings of government and corporate securities were identical to its net position as the Group did not enter into any forward purchases or sales and no spot transactions pending settlement were outstanding as of that date.

                                                                                          GRUPO GALICIA,
                                                                            ----------------------------------------
                                                                                        AS OF DECEMBER 31,
                                                                            ----------------------------------------
                                                                                2002          2001           2000
--------------------------------------------------------------------------------------------------------------------
GOVERNMENT SECURITIES                                                           (in millions of December 31, 2002,
                                                                                         constant Pesos)
Pesos
    Trading..............................................................   Ps.     2.5     Ps.  27.5      Ps.  46.3
    Investments..........................................................             -             -              -
    Available for Sale...................................................             -             -              -
    Unlisted Securities..................................................         139.2             -              -
                                                                            ----------------------------------------
TOTAL GOVERNMENT SECURITIES IN PESOS.....................................   Ps.   141.7     Ps.  27.5      Ps.  46.3
Dollars
    Trading..............................................................       Ps. 4.8     Ps. 127.6      Ps. 112.5
    Investments..........................................................       1,658.5             -           10.0
    Available for Sale...................................................             -             -              -
    Unlisted Securities .................................................           6.1         115.8              -
                                                                            ----------------------------------------
TOTAL GOVERNMENT SECURITIES IN DOLLARS...................................   Ps. 1,669.4     Ps. 243.4      Ps. 122.5
                                                                            ----------------------------------------
TOTAL GOVERNMENT SECURITIES..............................................   Ps. 1,811.1     Ps. 270.9      Ps. 168.8

CORPORATE EQUITY SECURITIES (QUOTED)
    Pesos................................................................             -     Ps.   0.4      Ps.  12.9
    Dollars..............................................................             -          12.5              -
                                                                            ----------------------------------------
TOTAL CORPORATE EQUITY SECURITIES .......................................             -     Ps.  12.9      Ps.  12.9
                                                                            ----------------------------------------
TOTAL GOVERMENT AND CORPORATE EQUITY SECURITIES .........................   Ps. 1,811.1     Ps. 283.8      Ps. 181.7
MUTUAL FUNDS.............................................................             -          15.5            6.8
CORPORATE DEBT SECURITIES
    Pesos................................................................           0.2         205.8          309.3
    Dollars..............................................................           2.7             -              -
                                                                            ----------------------------------------
TOTAL CORPORATE DEBT SECURITIES..........................................   Ps.     2.9     Ps. 205.8      Ps. 309.3
                                                                            ----------------------------------------
TOTAL GOVERMENT AND CORPORATE SECURITIES ................................   Ps. 1,814.0     Ps. 489.6      Ps. 491.0
====================================================================================================================

The following table analyzes the remaining maturity and weighted-average yield of Grupo Galicia's holdings of investment and trading government and corporate securities as of December 31, 2002.

                                                                          MATURITY YIELD
                               ----------------------------------------------------------------------------------------------------
                                                        MATURING     MATURING AFTER 1 YEAR     MATURING AFTER 5 YEAR    MATURING
                                                      WTHIN 1 YEAR     BUT WITHIN 5 YEARS     BUT WITHIN 10 YEARS    AFTER 10 YEARS
                               ----------------------------------------------------------------------------------------------------
                                TOTAL BOOK    BOOK                 BOOK                  BOOK                    BOOK
                                   VALUE      VALUE    YIELD (1)   VALUE     YIELD (1)   VALUE       YIELD (1)  VALUE  YIELD(1)
----------------------------------------------------------------------------------------------------------------------------
GOVERNMENT SECURITIES
HELD  FOR TRADING AND
BROKERAGE PURPOSES (CARRIED
  AT MARKET VALUE)
  Pesos.....................   Ps.     2.5  Ps.  1.1      22.0%        1.4      40.6%          -          -         -       -
  Dollars                              4.8       1.4      17.2         1.8       2.2         1.6        1.4%        -       -
HELD FOR INVESTMENT (CARRIED
  AT AMORTIZED COST)
  Pesos.....................             -         -         -           -         -           -          -         -       -
  Dollars...................       1,658.5     582.6       6.0       646.2       4.2       429.7        1.4         -       -
UNLISTED SECURITIES
  Pesos.....................         139.2      86.5     30.07        52.7      42.2           -          -         -       -
  Dollars...................           6.1         -         -         2.2       1.3         3.9        1.3         -       -
TOTAL GOVERNMENT SECURITIES.    Ps.1,811.1  Ps.671.6       9.2%  Ps. 704.3       7.1%  Ps. 435.2        1.4%        -       -
CORPORATE DEBT SECURITIES...           2.9       0.6         -         2.3         -           -          -         -       -
MUTUAL FUNDS................             -         -         -           -         -           -          -         -       -
TOTAL PORTFOLIO.............    Ps.1,814.0  Ps.672.2       9.2%  Ps. 706.6       7.1%  Ps. 435.2        1.4%        -       -
-----------------------------------------------------------------------------------------------------------------------------

(1) Effective yield based on December 31, 2002 quoted market values.

LOAN PORTFOLIO

The following table analyzes the loan portfolio by type of loan and total loans with guarantees. Total loans reflect the loan portfolio including past due principal amounts.

                                                          AS OF DECEMBER 31,                      AS OF JUNE 30,
                                               -------------------------------------  --------------------------------------
                                                   2002         2001        2000         2000          1999         1998
----------------------------------------------------------------------------------------------------------------------------
                                                             (In millions of December 31, 2002, constant pesos)
Principal and Interest
Non-Financial Public Sector..................  Ps. 7,568.7  Ps. 8,594.8  Ps. 5,712.9  Ps. 5,469.1  Ps. 4,210.7   Ps. 2,616.9
Local Financial Sector.......................        133.6        189.2      1,111.7        789.0        931.7         761.5
Non-Financial Private Sector and Residents
  Abroad (1)
   Advances..................................        225.1        804.0        959.6      1,727.7      1,492.4       1,755.0
   Notes.....................................      1,530.9      3,855.3      4,905.8      5,362.1      4,725.6       4,176.4
   Mortgage Loans............................        856.5      3,269.8      3,474.3      2,966.0      2,756.7       2,720.5
   Pledge Loans..............................        189.9        834.6        868.3        851.1        897.1       1,261.1
   Personal Loans............................        118.9        578.3        805.0        721.7        668.2         605.1
   Credit-Cards Loans........................        579.9      1,859.1      1,652.7      1,432.5      1,220.2         604.6
   Placements in Correspondent Banks.........        156.9        374.2        763.9      1,218.9      1,665.2       1,875.3
   Other Loans...............................        249.5        194.2        269.5        177.2        260.6         550.7
   Accrued Interest, Adjustment and Quotation
     Differences Receivable..................        603.2        388.7        350.4        310.8        287.5         261.5
   Documented Interest.......................        (10.7)       (54.6)       (96.1)       (80.6)       (79.3)        (74.5)
                                               -------------------------------------  --------------------------------------
Total .......................................     12,202.4     20,887.6     20,778.0     20,945.5     19,036.6      17,114.1
Allowance for Loan Losses....................     (1,667.3)    (1,041.2)      (590.9)      (571.9)      (586.1)       (474.0)
                                               -------------------------------------  --------------------------------------
TOTAL LOANS..................................  Ps.10,535.1  Ps.19,846.4  Ps.20,187.1  Ps.20,373.6  Ps.18,450.5   Ps.16,640.1
----------------------------------------------------------------------------------------------------------------------------
Secured Loans
   With Preferred Guarantees (2).............  Ps. 9,200.3  Ps.13,274.1  Ps. 8,602.9  Ps. 9,049.4  Ps. 8,445.6   Ps. 6,828.3
   Other Guarantees..........................        518.5      1,675.2      2,173.5      1,991.1      2,093.1       2,084.8
                                               -------------------------------------   -------------------------------------
TOTAL SECURED LOANS..........................  Ps. 9,718.8  Ps.14,949.3  Ps.10,776.4  Ps.11,040.5  Ps.10,538.7   Ps. 8,913.1
============================================================================================================================

(1) Categories of loans above include:

         - Advances: short-term obligations drawn on by customers through overdrafts. Also, prefinancing of exporters and other customers in connection with documents evidencing the future receipt of cash.

         - Notes: endorsed promissory notes, negotiable obligations and other promises to pay signed by one borrower or group of borrowers and factored loans. Includes tax receivables purchased from the Argentine government as part of the Argentine government's tax moratorium, which were canceled during the year ended June 30, 1998.

         - Mortgage loans: loans granted to purchase or improve real estate and collateralized by such real estate and commercial loans secured by a real estate mortgage.

         - Pledge loans: loans secured by collateral (such as cars or machinery) other than real estate, were such collateral is an intgral part of the loan documents.

         - Personal loans: loans to individuals.

         - Credit Cards Loans: loans granted through credit cards to credit card holders.

         - Placements in correpondent banks: short-term loans to other banks and short-term loans from Banco Galicia Uruguay S.A. to major international banks outside of Uruguay.

         - Other loans: loans not included in other categories.

         - Documented interest-discount on notes and bills.

(2) Preferred guarantees include mortgages on real estate property or pledges on movable property, such as cars or machinery, where the Bank has the priority right, endorsements of the Federal Office of the Secretary of Finance, pledges of Argentine Goverment securities, or gold or cash collateral.

The Bank's loan portfolio before the allowance for loan losses amounted to Ps.12,202.4 million as of December 31, 2002, 41.6% lower in real terms than at the end of the previous fiscal year. This was the result of the restatement of previous year's figures in constant currency of December 31, 2002, by using the variation of the WPI in 2002, that is a 2.1844 coefficient. When compared in nominal terms, the Bank's loan portfolio increased by 27.6%, mainly as a result of the pesification of the portfolio of loans to the public sector at the Ps.1.40 per US dollar exchange rate and the CER variation applied to their principal. Excluding loans to the financial sector, that correspond to loans to the financial public sector as of December 2002 that were not swapped for secured loans, all types of loans to the private sector (most of which were pesified at the Ps.1 per US dollar exchange rate and to which no principal adjustment was applied by the Bank) fell significantly, both in constant and in nominal terms. This was the result of: (i) the normal repayment of part of the loan portfolio and a substantial prepayment by customers, (ii) a very low origination; and (iii) the securitization or sale of private-sector loans Ps. 446 million in constant currency of December 2002 and Secured loans for Ps.130.2 million in constant currency of December 2002), when the Plan was launched.

During fiscal year 2002, the portfolio of loans to the private sector fell from 57.95% to 36.89% of total gross loans between December 31, 2001 and December 31, 2002, due, as explained above, to the different pesification treatment determined by Government rules and by the fact that the private-sector portfolio was subject to repayment and prepayment while practically no public-sector loans amortized during 2002 given the characteristics of the late 2001 and the 2002 restructurings.

As of December 31, 2001, the Bank's loan portfolio before the allowance for loan losses amounted to Ps.20,887.6 million, representing only an 0.5% increase from December 31, 2000 levels. However, the composition of the loan portfolio changed, as a result of the decrease in lending to the private sector and to the financial sector, that was offset by an increase in lending to the public sector. This increase was mainly due to the exchange of government securities for secured loans carried out by the Government in late 2001.

CREDIT REVIEW PROCESS

The Bank's credit approval and credit risk analysis is a centralized process based on the concept of "opposition of interests." This is achieved through the existing division between the credit and the origination functions in both of the Bank's retail and wholesale business groups, thus enabling the Bank to achieve an ongoing and efficient control of asset quality, a proactive management of problem loans, aggressive write-offs of uncollectible loans, and an adequate loan loss provisioning. The process also includes credit-quality monitoring of the borrower, as well as monitoring of problem loans and related losses. The process facilitates early detection of situations that could entail some degree of portfolio impairment and provides appropriate protection of the Bank's assets.

Given the adverse effects of the Argentine recession, of the unprecedented economic and political crisis of late 2001 and of the economic policy measures taken by the Government beginning in December 2001 and during 2002, on borrowers' ability to repay their debts, the Bank reorganized the former Credit Division and the divisions that originate individual and corporate loans, in order to adapt to the adverse scenario and optimize the quality of its credit portfolio and the management of credit risk in such scenario.

In addition, as part of the changes made in the Bank's organizational structure, in 2002 the Risk Management Division began to report to the Bank's Chief Executive Officer and currently reports to the Board of Directors. In order to achieve an integral approach to risk management, this Division's structure was strengthened by the incorporation of sectors specializing in credit risk and in financial risks, which were added to the existing structure, which included a sector specialized in operational risk. This Division's mission is to assure that the Bank's executive authorities are fully aware of all the risks to which Banco Galicia might be exposed, and to design and provide the necessary policies to achieve a proper global risk management. Therefore, the Risk Management Division participates in several Board of Directors' Committees, and specifically, in some of the processes carried out, with the purpose of verifying compliance with the established policies.

Individual Portfolio

In the case of loans to individuals, the Bank assesses applications for different types of loans including credit-card loans, current account loans and personal loans with or whithout guarantees. Origination of mortgage loans was discontinued during 2002, due to the prevailing economic situation described in other sections of this annual report.

Applications for these types of loans are assessed through computerized credit-scoring systems that take into account different variables to determine the customer's profile and its repayment capacity. Analysis of the information required from applicants and the credit approval or refusal decision is made in a centralized manner and in accordance with the credit levels described under "Commercial Portfolio". Applicants previous credit performance, both at Banco Galicia or in the financial system as a whole, is verified through internal information and information supplied by Organizacion Veraz S.A., a company that provides credit information services.

As a result of the above mentioned reorganization, the former Consumer Supervision and Recovery Department that reported to the former Credit Division, which was dissolved, was incorporated into the Retail Banking Division under the name "Retail Credit Department," reporting directly to the manager of said Division.

The Retail Credit Department defines and approves credit policies for the retail banking business, jointly with the origination sectors and the Risk Management Division.

In addition, the Department supervises the classification of the loan portfolio, in accordance with the Argentine Central Bank's applicable rules and the Bank's own internal policy. It also coordinates the relation with the Bank's internal auditor which supervises the portfolio classification, and with the independent auditor. As described under "Argentine Banking Regulation--Loan Classification and Loan Loss Provisions", classification of the retail loan portfolio is based on the borrower's payment performance, pursuant to the rules set forth by the Argentine Central Bank.

With respect to the recovery of past-due loans, the Department manages the consumer loan portfolio from the early stages until the portfolio returns to a normal status or the recovery procedures are abandoned for loans deemed uncollectible. When a consumer loan is more than 3 days past due, recovery procedures are undertaken through the Collection Center (a specialized area of the Bank's Customer Contact Center) or through letters or visits to the borrower's residence. A follow-up system that performs automated telephone calls is also used for loans in early stages of delinquency. For a better coverage of distant locations, the Department also coordinates actions with the branch network staff. When these early procedures are exhausted, collection is turned to collection agencies hired by the Bank to handle recovery through litigation or out of court procedures, and the Retail Credit Department supervises the process.

Banco Galicia does not classify, nor does it provide for recovery procedures of, certain small balance loans, including credit card balances from membership fees and other administrative costs charged to customers on unsolicited credit cards, small residual balances from lending operations where the cost of recovery and legal costs are prohibitive. These small balance loans are charged-off directly to the income statement.

Commercial Portfolio

Prior to the approval of a loan, Banco Galicia's analysis involves the evaluation and assessment of the corporate borrower and its financial status. For credits above Ps.400,000, Banco Galicia makes a standard analysis of each credit line and corporate borrower. For credits below Ps.400,000, Banco Galicia uses automated systems of risk evaluation that provide financial and non-financial information on the corporate borrower.

Banco Galicia bases the risk assessment on the following factors:

Qualitative analysis..........   assessment of the quality of the corporate
                                 borrower by the line officer to which the account is assigned on the basis of personal knowledge.

Economic and financial risk...   quantitative results obtained from analysis of
                                 the corporate borrower's financial statements.

Economic sector risk..........   measure of the general risk of the sector in
                                 which the corporate borrower operates (based on statistical information gathered from internal and external sources).

The departments in charge of the management of the commercial loan portfolio risk now report to the Corporate Banking Division. This Division monitors the credit risk of the commercial loan portfolio on a borrower-by-borrower basis and carries out the related procedures. It also classifies the commercial loan portfolio, defines loan-loss provisioning, and is also responsible for its recovery.

The Internal Audit Division is in charge of overseeing the classification of the loan portfolio, in accordance with regulations established by the Argentine Central Bank.

The Corporate Banking Division's organizational structure is based on areas of specialization with the overall objective of optimizing the monitoring and control of credit risk, and consists of the following departments: Corporate Recovery, Corporate Credit, Corporate Restructuring and Corporate Commercial.

The Corporate Commercial Department is responsible for origination, and for both the planning and management of the various lines of business. The Corporate Restructuring department was created in order to carry on the process of restructuring certain commercial loans.

The primary responsibility of the Corporate Credit Department is to approve loans to corporate customers whose credit limit does not exceed Ps.3.5 million. The overall objective is to maintain high credit-quality standards in keeping with the Bank's policies and procedures. Similarly, prior to presentations to the credit committees of corporate borrowers whose credit limit exceeds Ps.3.5 million, the department prepares analyses and reports that assess the credit risk involved. Moreover, this Department classifies the performing and non-performing commercial portfolios, in accordance with the regulations set by the Argentine Central Bank and with the Bank's own internal policies. It also coordinates the Corporate Bankig Division's relations with the Argentine Central Bank, the independent auditors, and the rating agencies. Moreover, it reviews all those businesses whose total credit exceed Ps.1 million, in accordance with a review schedule determined by the level of credit risk.

The Corporate Recovery Department is responsible for monitoring and controlling past-due commercial portfolios and for recovery of the entire commercial portfolio. It establishes procedures, acts proactively, and designs action plans on a case-by-case basis to recover any amounts that exceed the credit limits that are assigned to the different corporate customers. This department also oversees recovery of problem loans in the corporate portfolio, managing them efficiently and working to regularize the status of those customers that are most attractive to the Bank. Furthermore, this department manages problem loans for which recovery is being settled through litigation or out of court. This department also manages and oversees lawsuits carried out in various jurisdictions by outside law firms hired to handle these matters.

The Bank's Problem Loans Committee, which consists of the Manager of the Corporate Banking Division and the managers of departments within the Division, works to strengthen credit-risk management and monitoring of the loan portfolio. The committee operates on a proactive basis, anticipating problems and analyzing various strategies for handling corporate customers who show signs of credit impairment.

All credit authorizations require at least two signatures, based on the approval authority levels in effect. Credit approval is structured in six levels numbered 6 to 1, from the lowest level of debt to the highest. At level 1.B (amounts between Ps.3.5 million and Ps. 15 million) decisions are taken at the Senior Committee, and they require the signatures of a member of the Board of Directors, the Manager of the Corporate Banking Division, and the Risk Management Manager. For level 1.A (amounts exceeding Ps.15 million), the loan must be signed by two members of the Board of Directors, the Manager of the Corporate Banking Division, and the Risk Management Manager. For loans over Ps.3.5 million, the approval of the Risk Management Division is required.

As a result of the Argentine economic situation and the measures taken by the government in 2002 (mentioned in other sections of this annual report), the Bank's commercial loan portfolio is currently under a restructuring process. This process has not been completed yet.

            APPROVAL AUTHORITY         NUMBER OF       TOTAL CREDIT          % OF
LEVEL      IN MILLIONS OF PESOS         ACCOUNTS   IN MILLIONS OF PESOS  TOTAL CREDIT
-------------------------------------------------------------------------------------
 1.A                  Over Ps. 15            43        Ps.  9,653.1         79.1%
 1.B                 Up to Ps. 15            80               574.4          4.7%
 2.1                Up to Ps. 3.5           220               346.0          2.8%
 2.2                Up to Ps. 0.8           616               273.4          2.2%
   3               Up to Ps. 0.25         1,167               180.1          1.5%
   4                Up to Ps. 0.1         2,967               210.2          1.7%
   5               Up to Ps. 0.05       423,198               965.2          8.0%
   6  First Signature for Level 5             -                   -            -
--------------------------------------------------------------------------------
                            TOTAL       428,291        Ps. 12,202.4        100.0%
================================================================================

The Bank's information systems used provide both financial and non-financial data about customers. They can also perform automated risk evaluations and financial-statements projections, and have the capacity to generate automatic warnings about situations that may indicate an increase in risk.

Policy for Requiring Collateral

Banco Galicia requires collateral for loans to provincial governments and banks, mortgage loans and pledge loans. Loans to provincial governments and provincial banks are collateralized by Argentine national government tax collections shared with the provinces. Mortgage loans are collateralized by a mortgage on the underlying property and pledge loans, which principally consist of car and machinery loans, are collateralized by the underlying asset.

The credit review process of Banco Galicia is unaffected by the collateral underlying the loan. The Bank's credit review process and the Argentine Central Bank's loan classification system is based on a borrower's capacity to repay or on the past due status of the loan rather than on the structure of the loan. However, once a loan is classified, the level of the reserve that should be made against the loan is determined by whether the loan is secured or unsecured.

Although the procedures for assessing a borrower's credit worthiness are unaffected by the collateral of the loan, Banco Galicia performs additional procedures to review the existence and valuation of the collateral on all major loans on an annual basis. For non-performing commercial loans, this review is performed every six months. Banco Galicia reviews the existence and valuation of collateral on consumer loans on a sample basis.

LOANS BY TYPE OF BORROWER

The following table analyzes the breakdown of Banco Galicia's total loan portfolio, by type of borrower at December 31, 2002, 2001 and 2000, and June 30, 2000.

                                                           AS OF DECEMBER 31,                               AS OF JUNE 30,
                                   ------------------------------------------------------------------   --------------------
                                            2002                   2001                2000                     2000
                                   ------------------------------------------------------------------   --------------------
                                                  % OF                    % OF                  % OF                  % OF
                                      AMOUNT     TOTAL      AMOUNT       TOTAL      AMOUNT      TOTAL      AMOUNT     TOTAL
----------------------------------------------------------------------------------------------------------------------------
                                                  (In millions of December 31, 2002, constant pesos)
  Corporate.....................   Ps. 2,112.4   17.31%   Ps. 2,705.0    12.95%   Ps. 3,358.1   16.16%  Ps. 4,443.7    21.22%
  Middle-Market Companies ......         882.4    7.23        3,102.7    14.85        3,987.7   19.19       3,901.4    18.62
Commercial Loans................       2,994.8   24.54        5,807.7    27.80        7,345.8   35.35       8,345.1    39.84
Individuals.....................   Ps. 1,041.1    8.53%   Ps. 4,427.4    21.20%   Ps. 4,608.9   22.18%  Ps. 4,089.7    19.53%
Financial Sector (1)............         133.6    1.09          652.9     3.13        2,000.3    9.63       1,964.2     9.38
Non Financial Public Sector.....       7,568.7   62.03        8,594.8    41.15        5,712.9   27.50       5,469.1    26.11
Other Loans.....................         464.2    3.81        1,404.8     6.72        1,110.1    5.34       1,077.4     5.14
                                   ------------------------------------------------------------------   --------------------
TOTAL (2).......................   Ps.12,202.4  100.00%   Ps.20,887.6   100.00%   Ps.20,778.0  100.00%  Ps.20,945.5   100.00%
----------------------------------------------------------------------------------------------------------------------------

(1) Includes local and international financial sector. Financial Sector loans are primarily composed by interbank loans(call money loans), overnight deposit at international money center banks and loans to provincial banks.

(2) Before the allowance for loan losses.

LOANS BY ECONOMIC ACTIVITY

The following table sets forth at the dates indicated an analysis of Banco Galicia's loan portfolio according to the borrowers' main economic activity. Figures include principal and interest.

                                                                AS OF DECEMBER 31,                           AS OF JUNE 30,
                                      ----------------------------------------------------------------   --------------------
                                              2002                 2001                   2000                   2000
                                      ----------------------------------------------------------------   --------------------
                                                     % OF                  % OF                  % OF                   % OF
                                         AMOUNT      TOTAL      AMOUNT     TOTAL      AMOUNT     TOTAL      AMOUNT     TOTAL
-----------------------------------------------------------------------------------------------------------------------------
                                                          (In millions of December 31, 2002, constant pesos)
Financial Sector...................   Ps.   133.6     1.09%  Ps.   652.9    3.13%  Ps. 2,000.3    9.63%  Ps. 1,964.2     9.38%
Services
  Non-Financial Government Sector..       7,568.7    62.03       8,594.8   41.15       5,712.9   27.49       5,469.1    26.11
  Comunic., Transportation Health
   and Others                               331.2     2.71         589.4    2.82         728.3    3.51         825.5     3.94
  Electricity, Gas, Water Supply and
   Sewage Services.................         233.8     1.92         341.4    1.63         445.2    2.14         587.8     2.81
  Other Financial Services.........         580.6     4.76         395.8    1.90         827.0    3.98         654.5     3.12
                                      ----------------------------------------------------------------   --------------------
   Total...........................   Ps. 8,714.3    71.42%  Ps. 9,921.4   47.50%  Ps. 7,713.4   37.12%  Ps. 7,536.9    35.98%
Primary Products
  Agriculture and Livestock........   Ps.  460.5      3.77%  Ps. 1,358.3    6.50%  Ps. 1,514.9    7.29%  Ps. 1,468.6     7.01%
  Fishing, Forestry and Mining.....          90.3     0.74          93.9    0.45         148.5    0.72         299.7     1.43
                                      ----------------------------------------------------------------   --------------------
   Total...........................   Ps.   550.8     4.51%  Ps. 1,452.2    6.95%  Ps. 1,663.4    8.01%  Ps. 1,768.3     8.44%
Consumer...........................       1,096.8     8.99       4,427.4   21.20       4,608.9   22.18       4,082.5    19.49
Retail Trade.......................         274.0     2.25         627.8    3.01         879.2    4.23         986.9     4.71
Wholesale Trade....................          67.0     0.55         244.9    1.17         340.3    1.64         395.2     1.89
Construction.......................         508.6     4.17         907.4    4.34       1,091.6    5.25       1,054.9     5.04
Manufacturing
  Foodstuffs.......................   Ps.   203.2     1.67%  Ps.   480.6   2.30%   Ps.   559.9    2.70%  Ps.   851.7     4.07%
  Transportation Materials.........          27.7     0.23          91.5    0.44         143.7    0.69         201.2     0.96
  Chemicals and Oil................         109.6     0.90         283.8    1.36         279.4    1.34         380.5     1.82
  Manufacturing Industries.........         388.5     3.17         790.5    3.78         860.4    4.14       1,039.6     4.96
                                      ----------------------------------------------------------------   --------------------
   Total...........................         729.0     5.97       1,646.4    7.88       1,843.4    8.87       2,473.0    11.81
Other Loans (1)....................         128.3     1.05       1,007.2    4.82         637.5    3.07         683.6     3.26
                                      ----------------------------------------------------------------   --------------------
  TOTAL (2)........................   Ps.12,202.4   100.00%  Ps.20,887.6  100.00%  Ps.20,778.0  100.00%  Ps.20,945.5   100.00%
-----------------------------------------------------------------------------------------------------------------------------

(1) "Other loans" is an Argentine Central Bank classification that primarily includes loans in judicial proceedings.

(2) Before the allowance for loan losses.

In the table above, the loans that are identified as consumer loans are classified as consumer loans for purposes of the Argentine Central Bank classification and provisioning system. All of the other loans represent commercial loans for the purpose of the Argentine Central Bank's classification and provisioning system. See "--Interest Rate Sensitivity of Outstanding Loans as of December 31, 2002--Argentine Central Bank's Loan Classification and Loan Loss Provisions."

MATURITY COMPOSITION OF THE LOAN PORTFOLIO

The following table sets forth an analysis by type of loan and time remaining to maturity of Banco Galicia's loan portfolio before deducting the allowance for loan losses at December 31, 2002.

                                                            AFTER 6
                                                 AFTER 1     MONTHS     AFTER 1     AFTER 3
                                                MONTH BUT     BUT       YEAR BUT   YEARS BUT                TOTAL AT
                                    WITHIN 1     WITHIN 6  WITHIN 12    WITHIN 3    WITHIN 5    AFTER 5     DECEMBER
                                     MONTH        MONTHS     MONTHS      YEARS       YEARS       YEARS      31, 2002
----------------------------------------------------------------------------------------------------------------------
                                                    (In millions of December 31, 2002, constant pesos)
Nonfinancial Public Sector (1)..  Ps. 2,200.6           -          -   Ps. 113.2   Ps. 264.0  Ps. 5,045.8  Ps. 7,623.6
Financial Sector (1)............         65.9   Ps.   6.3  Ps.   7.5        30.1        23.8            -        133.6
Private Sector and Residents
Abroad..........................      2,654.4       485.3      210.8       488.7       261.3        399.4      4,499.9
   - Advances...................        202.8        22.2          -           -           -            -        225.0
   - Promisory Notes............        687.0       357.7       90.4       192.7       104.8         98.3      1,530.9
   - Mortgages Loans............         80.8        56.1       68.8       210.4       139.3        301.1        856.5
   - Pledge Loans...............         67.9        15.7       24.9        64.3        17.1            -        189.9
   - Personal Loans.............         37.2        33.6       26.7        21.3         0.1            -        118.9
   - Credit-Cards Loans.........        579.9           -          -           -           -            -        579.9
   - Other Loans................        408.5           -          -           -           -            -        408.5
   - Accrued Interest and
      Quotation Differences
      Receivable (1)                    603.2           -          -           -           -            -        603.2
   - (Documented Interest)......        (10.7)          -          -           -           -            -        (10.7)
   - (Unallocated Collections)..         (2.2)          -          -           -           -            -         (2.2)
Allowance for Loan Losses (2)...     (1,667.3)                                                                (1,667.3)

TOTAL LOANS, NET................  Ps. 3,253.6   Ps. 491.6  Ps. 218.3   Ps. 632.0   Ps. 549.1  Ps. 5,445.2  Ps.10,589.8
======================================================================================================================

(1) Interests and CER adjustement were assigned to the first month.

(2) The allowances were assigned to the first month like past due loans and loans in judicial proceedings.

In the table above, consumer loans as classified by the Argentine Central Bank consist of personal loans, credit card loans, as well as certain portions of advances, mortgage loans and pledge loans. See "--Interest Rate Sensitivity of Outstanding Loans as of December 31, 2002--Argentine Central Bank's Loan Classification and Loan Loss Provisions."

INTEREST RATE SENSITIVITY OF OUTSTANDING LOANS AS OF DECEMBER 31, 2002

The following table presents the interest rate sensitivity of Banco Galicia's outstanding loans as of December 31, 2002.

                                                                                    (in millions of
                                                                                    December 31, 2002,      As a % of
                                                                                     constant pesos)        Total Loans
-----------------------------------------------------------------------------------------------------------------------
Variable Rate (1)(2)
       Pesos.............................................................              Ps. 7,207.7             76.88%
       Dollars...........................................................                    491.1              5.23
                                                                                       -----------------------------
    TOTAL................................................................              Ps. 7,698.8             82.11%
Fixed Rate (2)(3)
       Pesos.............................................................              Ps. 1,057.5             11.28%
       Dollars...........................................................                    619.4              6.61
                                                                                       -----------------------------
    TOTAL................................................................              Ps. 1,676.9             17.89%
Past Due Loans
       Pesos.............................................................              Ps. 1,315.2             14.03%
       Dollars...........................................................                      8.0              0.08
                                                                                       -----------------------------
    TOTAL................................................................              Ps. 1,323.2             14.11%
====================================================================================================================

(1) Includes overdraft loans.

(2) Includes past due loans and excludes interest receivable, differences in quotations and the CER adjustement.

(3) Includes short-term and long-term loans whose rates are determined at the beginning of the loans' life.

ARGENTINE CENTRAL BANK'S LOAN CLASSIFICATION AND LOAN LOSS PROVISIONS

General

The Argentine Central Bank's loan classification system is a bifurcated system, that applies certain criteria to classify loans in a bank's consumer portfolio, and another set of criteria to classify loans in its commercial portfolio. The classification system is independent of the currency in which the loan was denominated, since the dual currency system was part of Argentine federal law. Subsequent to December 31, 2001, the economic policy measures taken by the government provided for the "pesification" of most loans denominated in foreign currency outstanding as of December 31, 2001. See "--Main Regulatory Changes in 2002 and 2003."

The loan classification criteria applied to loans in the consumer portfolio are based mainly on delinquency aging. For the purposes of the Argentine Central Bank, consumer loans are defined as residential mortgage loans, personal loans, pledge loans, credit-card loans and other types of installment credits to individuals. All other loans are considered as commercial loans. In addition, as permitted by the Argentine Central Bank, the Bank classifies as consumer loans all commercial loans that are for an amount less than Ps.200,000 for purposes of applying the Argentine Central Bank's provisioning requirements. As a result, the Bank classifies such loans based on the delinquency aging system rather than on the borrower's ability to repay.

The principal criterion of classification of loans in the commercial portfolio is each borrower's ability to pay, as measured principally by such borrower's future cash flow. In this loan classification system, all customers in an economic group (all corporate and financial entities, both domestic and foreign, which are controlled, directly or indirectly, by a customer) are considered as one borrower. For example, if one or more loans in a group of loans to an economic group becomes classified, all loans to that group are reclassified in the most severe classification. Banks may opt to apply the consumer loan classification criteria to commercial loans of up to Ps.200,000. If a customer has both commercial and consumer loans, consumer loans will be added to commercial loans to determine eligibility for classification in the consumer portfolio.

Interbank transactions of less than 30 days in maturity, as well as loans to provincial governments or to financial institutions majority-owned by the Argentine national, provincial or city governments with governmental guarantees, are excluded from this procedure.

Loans backed with preferred guarantees are considered at 50.0% of their face value.

In applying the Argentine Central Bank's classifications to commercial loans, a bank must assess the following factors:

-   management and operating history of the borrower;

- present and projected financial situation of the borrower with a review of the borrower's financial statements;

-   borrower's payment history and ability to service debt;

- capability of the borrower's internal information and control systems to provide accurate and timely financial information; and

- general risk of the sector in which the borrower operates and its relative position within that sector.

Argentine Central Bank rules establish that periodic evaluations of the commercial portfolio must be performed by an evaluation team independent from the officers that originate the loans. Alternatively, if such officers carry out these evaluations, they must be subject to independent supervision. The Retail Credit Department of the Retail Banking Division and the Corporate Credit Department of the Wholesale Banking Division are responsible for these evaluations, being independent from the business units that originate loans.

The frequency of the evaluation of each borrower depends on the Bank's exposure to such borrower. The Argentine Central Bank requires that the larger the exposure, the more frequent the review. A review is conducted every calendar quarter when credit exposure to that borrower is equal to or in excess of 5.0% of the Bank's Regulatory Capital on the last day of the month prior to the review. Alternatively, a review is conducted every six months when exposure amounts to the lesser of Ps.1,000,000 or 1.0% of the Bank's Regulatory Capital on the last day of the month prior to review. In any case, at least 50.0% of the commercial portfolio must be reviewed by the end of each six months, and all other borrowers in the commercial portfolio must be reviewed during the fiscal year, so that the entire commercial portfolio is reviewed every fiscal year.

Reviews must be reevaluated and documented in a borrower's file upon a negative change in objective criteria such as an increase in days past due, filing for bankruptcy or protection from creditors, or a judicial proceeding initiated against a borrower. In addition, a reevaluation is triggered when, based on information made available by the Argentine Central Bank, any other financial institution holding at least 10.0% of a borrower's total outstanding credit downgrades its classification of that borrower, or when an independent rating agency downgrades the rating it grants to a borrower's debt securities.

The Argentine Central Bank permits only one level of discrepancy between the classification that the Bank assigns and the lowest classification assigned by at least two other banks whose combined credit to the borrower represents 20.0% or more of the total credit of the borrower within the financial system, considering all banks. Information on each bank's classification of its borrowers is released by the Argentine Central Bank to all banks on a monthly basis. If a bank's classification differs by greater than one level from the lowest such classification, it must immediately downgrade its classification of the borrower to the same classification, or within one classification level.

Loan Classification

The following tables set forth the Argentine Central Bank's six loan classifications corresponding to levels of risk. Banco Galicia's total exposure to a private sector customer must be classified in the riskiest classification that corresponds to any part of such exposure.

           Loan Classification                                                 Description
           -------------------                                                 -----------
                                             (A) COMMERCIAL PORTFOLIO

1. Normal..................................  Borrower can easily service all financial obligations; shows strong cash flow, liquid current financial situation, adequate financial structure, punctual payment record, capable management, timely and precise available information and satisfactory internal controls. Borrower is determined to be in the top 50.0% of an industry that is performing well and has a good outlook.

2. With Special Follow-up..................  Cash flow analysis indicates debt can be serviced, with the possibility that if not closely observed, future payment capacity could be impaired.

                                             This category is divided into two subcategories:

                                             (2.a). Under observation;

                                             (2.b). Under negotiation or under agreements to refinance.

3. With Problems...........................  Cash flow analysis evidences problems in normal servicing of existing debt, such that if the problems are not solved, they may result in some loss.

4. High Risk of Insolvency.................  Cash flow analysis demonstrates that full repayment of the borrower's obligations is highly improbable.

5. Uncollectible...........................  Debts in this category are considered total losses. Although these assets could have a possibility of recovery under certain future circumstances, lack of collectibility is evident as of the date of analysis. Includes loans to insolvent or bankrupt borrowers.

6. Uncollectible due to Technical Reasons..  Loans to borrowers indicated by the Argentine Central Bank to be in arrears to any liquidated or bankrupt financial entity. Also includes loans to foreign banks and other financial institutions which are not:

                                             (i)  classified as "normal",

                                             (ii) subject to the supervision of the Argentine Central Bank or other similar authority of the country of origin, and

                                             (iii) classified as "investment grade" by any of the rating agencies admitted to the Argentine Central Bank pursuant to Communique "A" 2269.

                                             (B) CONSUMER PORTFOLIO

1. Normal Performance......................  Loans that are up to 31 days past due on principal and/or interest, including loans that are current.

2. Inadequate Performance..................  Debt payment is occasionally delinquent, with arrears from 32 to 90 days.

3. Deficient Performance...................  Debt is in arrears at least 91 days and up to 180 days.

4. Difficult Collection....................  Judicial proceedings demanding payment have been initiated against the borrower, or the borrower is delinquent

                                             with arrears greater than 180 days and up to one year past due.

5. Uncollectible...........................  Loans to insolvent or bankrupt borrowers, or borrowers subject to judicial proceedings, with little or no possibility of collection, or in arrears in excess of one year.

6. Uncollectible due to Technical Reasons..  Loans to borrowers who fall within the conditions described above under
                                             Commercial Portfolio--Uncollectible due to Technical Reasons.

In November 2001, the Argentine government established a system to allow certain customers to pay off their debts through national government securities. As a precondition, the customer must have obtained a certificate issued by the Federal Public Revenue Authority (AFIP), stating that no tax debt was outstanding as of September 30, 2001. On December 14, 2001, the Argentine Central Bank established the procedures to be followed in order for borrowers classified in categories 1, 2 or 3, with the previous agreement of the creditor bank, and in categories 4, 5 or 6, at the borrower's request, to repay their debts with government securities. The Argentine Central Bank's regulations established that the term to repay loans using government securities ended in May 2002.

Argentine Central Bank Communiques "A" 3418 issued on January 3, 2002, allowed for increased flexibility of the rules for classification of borrowers for December 2001 and January 2002, by temporarily extending the late-payment period admitted for borrowers in categories 1 and 2 by 31 additional days, both for the commercial and consumer portfolios. On February 7, 2002, through its Communique "A" 3463, the Argentine Central Bank further extended the late-payment periods established by Communique "A" 3418 by 31 additional days. No additional extension was provided.

LOAN LOSS PROVISION REQUIREMENTS

         Allocated Provisions

The minimum loan loss provisions required by the Argentine Central Bank relate to the above loan classification and are described in the following table, where the percentages are applicable to the borrower's total credit outstanding, including contingencies.

                                                                      WITH SELF-          WITH            WITHOUT
                                                                     LIQUIDATING          OTHER          PREFERRED
                                                                      PREFERRED         PREFERRED       GUARANTEES
LOAN CLASSIFICATION                                                   GUARANTEES       GUARANTEES       OR SECURITY
-------------------                                                  -----------       ----------       -----------
"With Special Follow Up" and "Inadequate Performance"..........
    "Inadequate Performance - Under Observation"...............             1                3                5
     "Inadequate Performance - Under Negotiation or
         Agreement to Refinance"...............................             1                6               12
"With Problems" and "Defective Fulfillment"....................             1               12               25
"High Risk of Insolvency" and "Difficulty in Recovery".........             1               25               50
"Uncollectible"................................................             1               50              100
"Uncollectible Due to Technical Reasons".......................           100              100              100

Banks are required to cease the accrual of interest or to establish provisions of 100% of the interest accrued on loans to borrowers classified as "with problems", "defective fulfillment" or under higher risk categories.

Pursuant to Argentine Central Bank regulation, these minimum provisions are not required for interbank financial transactions of less than thirty days, or loans to provincial governments or to financial institutions majority-owned by the Argentine national, provincial or city governments with governmental guarantees.

         General Provisions

In addition to the specific loan loss allowances described above, the Argentine Central Bank established in November 1992 a mandatory general allowance requirement of 1.0% for all loans in its "normal" and "normal performance" categories which was fully implemented on January 1, 1996. This general allowance is not required for interbank financial transactions of less than thirty days, or loans to provincial governments or to financial institutions majority-owned by the Argentine national, provincial or city governments with governmental guarantees.

As of December 31, 2001, Banco Galicia maintained a general loan loss allowance of Ps.440.9 million, which exceeded by Ps.331.6 million the 1% general allowance minimum requirement for the "normal" and "normal performance" loan portfolio established by the Argentine Central Bank's rules. This general allowance is determined based on the Bank's judgment of the entire loan portfolio risk at each reporting period. The excess over the minimum requirement reflects the fact that the Argentine economic and political crisis of late 2001 had just begun to unfold as of December 31, 2001, the balance sheet date. Therefore, given that the crisis had reached unprecedented levels and in the unprecedented context of uncertainty prevailing at the time, the risk that loans that were impaired had not been identified as impaired as of the balance sheet date was much higher than in previous years.

As of December 31, 2002, Banco Galicia maintained a general loan loss allowance of Ps.815.2 million, which exceeded by Ps.780.2 million the 1% general allowance minimum requirement for the "normal" and "normal performance" loan portfolio established by the Argentine Central Bank's rules. As explained in the paragraph above, this general allowance is determined based on the Bank's judgment of the entire loan portfolio risk at each reporting period. Therefore, the excess over the minimum requirement reflects the judgment that the consequences of the Argentine economic and political crisis of late 2001and 2002 on the loan portfolio had not unfolded completely as of the balance sheet date and that the risk that loans that were impaired had not been identified as impaired as of the balance sheet date was still high. In addition, as the restructuring process in the Bank's commercial portfolio begun only in the second half of the 2002, uncertainty about the outcome of the process was still high. See "Item 3. Key Information--Risk Factors", "Item 5. Operating and Financial Review and Prospects--Results of Operations of Grupo Galicia for the Twelve Months Ended December 31, 2001 and the Six Months Ended December 31, 2000--Provisions for Losses on Loans and Other Receivables" and "Item 8. Financial Information--Recent Events in Argentina and the Impact on Grupo Galicia."

CHARGE-OFFS

Banco Galicia's Retail Credit and Corporate Credit Departments are responsible for determining the amounts of charge-offs to be made upon reviewing the loans that are classified as "uncollectible". These Departments recommend to the Board of Directors the amounts of charge-offs to be made and the Board of Directors makes the respective decision. The Board of Directors is responsible for authorizing the write off of debts against the allowance for loan losses in periods shorter than the period established by the Argentine Central Bank: seven months after the loan becomes 100% provisioned. The Bank writes debts off after three months.

If Banco Galicia decides to charge-off against its allowance, it notifies Organizacion Veraz S.A. in order for such information to be included in the Veraz system and it notifies the Argentine Central Bank. Banco Galicia considers information gathered by Veraz S.A. in making charge-off decisions. Charge-offs are usually effected in the case of (i) customers against whom legal or out of court action has been initiated in order to recover the debt and that are classified as "Uncollectible" in accordance with the Argentine Central Bank's classification system and therefore 100% provisioned.

In all cases, Banco Galicia informs the Argentine Central Bank that these customers belong in the "uncollectible" category.

The following table sets forth the allocation of the main charge-offs made by Banco Galicia during the years ended December 31, 2002 and 2001, the six-month period ended December 31, 2000 and the fiscal year ended June 30, 2000 among the various loan categories:

                                                                FISCAL YEAR ENDED    6 MONTHS ENDED    FISCAL YEAR ENDED
                                                        -------------------------------------------    -----------------
                                                                     DECEMBER 31,      DECEMBER 31,          JUNE 30,
                                                        -------------------------------------------    -----------------
                                                           2002          2001              2000                2000
-------------------------------------------------------------------------------------------------------------------------
                                                          (in millions of December 31, 2002 constant Pesos)
CHARGE-OFFS BY TYPE
Advances.....................................           Ps.  48.2     Ps.  58.5         Ps.  11.4           Ps.  24.7
Notes
   Promissory Notes .........................                14.8          19.9              31.2                34.5
   Discounted and Purchased Bills............                 0.0          20.5               3.5                 2.4
Documentary Credits                                                                           0.7                   -
   Mortgage Loans............................                18.3          16.4              35.4                35.2
   Pladge Loans..............................                18.9          40.6              29.3                 6.8
   Personal Loans............................                33.4         107.9              54.0               126.9
Credit-Card Loans
   Banco Galicia.............................                21.9          49.8              25.3               144.0
   Regional Credit-Card Companies............                88.5         146.6              39.0               161.0
Other Loans .................................                 5.7           1.5                 -                 1.2
Adjustement and Restatement..................                31.3             -                 -                   -
Other........................................                   -             -                 -                   -
                                                        -----------------------------------------           ---------
TOTAL........................................           Ps. 281.0(*)  Ps. 461.7         Ps. 229.8           Ps. 536.7
---------------------------------------------------------------------------------------------------------------------

(*) Does not include Ps.22.1 million corresponding to Banco Galicia Uruguay S.A.

The overall level of charge offs for the year ended December 31, 2002, reflects the effects on the Bank's loan portfolio quality of the outbreak of the unprecedented Argentine economic and political crisis in late 2001 and of the perpetuation of a crisis environment during 2002. It also reflects the effects of the Government measures aimed at restructuring private-sector loan portfolios. When comparing the 2002 figures in the table above with the previous periods' figures, it should be taken into account that previous year's data was restated in constant currency of December 31, 2002, by using the variation of the WPI in 2002, that is using a coefficient of 2.1844. The fall in the overall level of charge offs in real terms is mainly due to this restatement. When compared in nominal terms, the overall level of charge offs in 2002 was 33% higher than in 2001. By type of loan, and when compared in nominal terms, increases can be observed in charge offs of promissory notes, mortgages and the regional credit-card companies portfolios. The increases in promissory notes and mortgage portfolios mainly reflect the fact that the 2002 economic crisis significantly affected businesses, including several large businesses. The increase in the charge offs in the regional credit-card portfolio continued to show that the lower-income segment of the population was more than proportionally affected by the effects of the crisis (increase in unemployment and decrease in the purchasing power of income).

The overall level of charge offs for the year ended December 31, 2001, reflects the deepening during 2001 of the recession that began in Argentina in the second half of 1998. The overall level of charge-offs remained mostly unchanged when compared to the annualized level of charge-offs made during the the six-month period ended December 30, 2000. However, charge-offs by type of loan for the year ended December 31, 2001, showed certain variations when compared to the annualized amounts of the six-month period ended December 30, 2000, mostly due to the dynamics of the long and deep economic recession. Higher charge offs of advances reflect the fact that during 2001, the adverse effects of the persistent economic recession extended into the medium and large corporate sector more intensely than in previous periods, with businesses being the main recipients of this type of unsecured loans. Charge-offs on notes and mortgage and pledge loans decreased indicating a slower deterioration of the credit quality of this type of secured loans. Charge offs on personal loans and credit-card loans related to credit cards managed by the Bank itself remained unchanged. Charge-offs on credit-card loans granted by the regional credit-card companies increased significantly reflecting the fact that the customer segment of these companies, the lower end of the consumer segment of the interior of Argentina, was one of most affected by the deepening of the recesion.

The level of charge-offs for the six-month period ended December 31, 2000 indicates a decreasing trend, when compared to the charge-offs made during the year ended June 30, 2000. Rather than indicating an improvement in credit quality this resulted from the fact that the year ended June 30, 2000 includes non-recurring charge offs from both the Bank's and the regional credit-card companies' portfolios. This decreasing trend was mitigated by the increasing trend in charge offs from promissory notes, mortgage loans and pledge loans. The overall level of charge-offs reflects the recessionnary environment that affected Argentina since the second half of 1998.

CLASSIFICATION OF THE LOAN PORTFOLIO BASED ON ARGENTINE CENTRAL BANK REGULATIONS

The following tables set forth the amounts of Banco Galicia's loans past due and the amounts not yet due of the loan portfolio, applying the Argentine Central Bank's loan classification criteria in effect at the dates indicated below.

Non-accrual loans correspond to those loans classified under the last four categories of the classification.

For December 31, 2001, the Bank applied the 30-day flexibility for the classification of borrowers in categories 1 and 2 which was allowed by Argentine Central Bank Communique "A" 3418, only to the classification of the Bank's portfolio that is automatically classified according to the delinquency aging system (consumer loans and all commercial loans that are for an amount of less than Ps.200,000). Commercial loans continued to be classified according to the borrower's ability to repay. As a consequence, the classification of consumer loans in the categories 1, 2, and 3 of the classification of the loan portfolio as of December 31, 2001 followed a different criterion than in previous periods. In December 31, 2002, the previous years' end criteria (excluding December 2001) was again applicable.

Loans classified as category "2.b" pursuant to the Argentine Central Bank's classification, which correspond to loans under a restructuring process but that do not constitute non-performing portfolios, amounted to Ps.460.8 million as of December 31, 2002. In the case of the Bank, this portfolio consisted of commercial loans only.

                                                                            AS OF DECEMBER 31, 2002
                                                      ---------------------------------------------------------------------
                                                       AMOUNTS NOT YET DUE(1)    AMOUNTS PAST DUE        TOTAL LOANS
---------------------------------------------------------------------------------------------------------------------------
                                                      (In millions of December 31, 2002, constant pesos, except percentages)
LOAN PORTFOLIO CLASSIFICATION
Normal and Normal Performance.......................   Ps. 9,673.8      88.02%           -        -   Ps. 9,673.8    79.28%
Potential Risk and Improper Fulfillment ............         932.4       8.48            -        -         932.4     7.64
With Problems and Defective Fulfillment.............         318.7       2.90   Ps.  551.4    45.50%        870.1     7.13
High Risk of Insolvency and Difficulty in Recovery..          65.5       0.60        449.5    37.09         515.0     4.22
Uncollectible.......................................             -          -        196.5    16.21         196.5     1.61
Uncollectible Due to Technical Reasons..............             -          -         14.6     1.20          14.6     0.12
                                                       -------------------------------------------------------------------
TOTAL...............................................   Ps.10,990.4     100.00%  Ps.1,212.0   100.00%  Ps.12,202.4   100.00%
--------------------------------------------------------------------------------------------------------------------------

                                                                            AS OF DECEMBER 31, 2001
                                                      ----------------------------------------------------------------------
                                                       AMOUNTS NOT YET DUE(1)    AMOUNTS PAST DUE        TOTAL LOANS
----------------------------------------------------------------------------------------------------------------------------
                                                      (In millions of December 31, 2002, constant pesos, except percentages)
LOAN PORTFOLIO CLASSIFICATION ......................
Normal and Normal Performance.......................   Ps.19,120.5      96.32%           -        -   Ps.19,120.5    91.54%
Potential Risk and Improper Fulfillment ............         358.9       1.81            -        -         358.9     1.72
With Problems and Defective Fulfillment.............         197.0       0.99   Ps.  156.1    15.05%        353.1     1.69
High Risk of Insolvency and Difficulty in Recovery..         174.3       0.88        619.3    59.73         793.6     3.80
Uncollectible.......................................             -          -        215.6    20.79         215.6     1.03
Uncollectible Due to Technical Reasons..............             -          -         45.9     4.43          45.9     0.22
                                                       -------------------------------------------------------------------
TOTAL...............................................   Ps.19,850.7     100.00%  Ps.1,036.9   100.00%  Ps.20,887.6   100.00%
--------------------------------------------------------------------------------------------------------------------------

                                                                               AS OF DECEMBER 31, 2000
                                                       ----------------------------------------------------------------------
                                                        AMOUNTS NOT YET DUE(1)     AMOUNTS PAST DUE         TOTAL LOANS
-----------------------------------------------------------------------------------------------------------------------------
                                                       (In millions of December 31, 2002, constant pesos, except percentages)
LOAN PORTFOLIO CLASSIFICATION ......................
Normal and Normal Performance.......................   Ps.  19,605.7     97.74%           -        -    Ps. 19,605.7    94.36%
Potential Risk and Improper Fulfillment ............           332.9      1.66            -        -           332.9     1.60
With Problems and Defective Fulfillment.............            64.2      0.32    Ps. 103.6    14.41%          167.8     0.81
High Risk of Insolvency and Difficulty in Recovery..            56.1      0.28        396.9    55.19           453.0     2.18
Uncollectible.......................................               -         -        214.9    29.88           214.9     1.03
Uncollectible Due to Technical Reasons..............               -         -          3.7     0.52             3.7     0.02
                                                       ----------------------------------------------------------------------
TOTAL...............................................   Ps.  20,058.9    100.00%   Ps. 719.1   100.00%   Ps. 20,778.0   100.00%
-----------------------------------------------------------------------------------------------------------------------------

                                                                               AS OF JUNE 30, 2000
                                                       ----------------------------------------------------------------------
                                                        AMOUNTS NOT YET DUE(1)     AMOUNTS PAST DUE          TOTAL LOANS
-----------------------------------------------------------------------------------------------------------------------------
                                                       (In millions of December 31, 2002, constant pesos, except percentages)
LOAN PORTFOLIO CLASSIFICATION ......................
Normal and Normal Performance.......................   Ps.  19,765.8     97.69%           -        -    Ps. 19,765.8    94.37%
Potential Risk and Improper Fulfillment ............           351.7      1.74            -        -           351.7     1.68
With Problems and Defective Fulfillment.............            69.5      0.34    Ps.  88.3   12.39%           157.8     0.75
High Risk of Insolvency and Difficulty in Recovery..            45.7      0.23        395.8    55.53           441.5     2.11
Uncollectible.......................................               -         -        227.6    31.93           227.6     1.09
Uncollectible Due to Technical Reasons..............               -         -          1.1     0.15             1.1     0.00
                                                       ----------------------------------------------------------------------
TOTAL...............................................   Ps.  20,232.7    100.00%   Ps. 712.8   100.00%   Ps. 20,945.5   100.00%
-----------------------------------------------------------------------------------------------------------------------------

                                                                               AS OF JUNE 30, 1999
-----------------------------------------------------------------------------------------------------------------------------
                                                        AMOUNTS NOT YET DUE(1)     AMOUNTS PAST DUE          TOTAL LOANS
-----------------------------------------------------------------------------------------------------------------------------
                                                       (In millions of December 31, 2002, constant pesos, except percentages)
LOAN PORTFOLIO CLASSIFICATION ......................
Normal and Normal Performance.......................   Ps.  17,814.0     97.14%           -        -    Ps. 17,814.0    93.58%
Potential Risk and Improper Fulfillment ............           363.7      1.98            -        -           363.7     1.92
With Problems and Defective Fulfillment.............           103.5      0.57    Ps. 106.4    15.23%          209.9     1.10
High Risk of Insolvency and Difficulty in Recovery..            57.0      0.31        385.6    55.21           442.6     2.32
Uncollectible.......................................               -         -        204.2    29.24           204.2     1.07
Uncollectible Due to Technical Reasons..............               -         -          2.2     0.32             2.2     0.01
                                                       ----------------------------------------------------------------------
TOTAL...............................................   Ps.  18,338.2    100.00%   Ps. 698.4   100.00%   Ps. 19,036.6   100.00%
-----------------------------------------------------------------------------------------------------------------------------

                                                                               AS OF JUNE 30, 1998
                                                       ----------------------------------------------------------------------
                                                        AMOUNTS NOT YET DUE(1)     AMOUNTS PAST DUE       TOTAL LOANS
-----------------------------------------------------------------------------------------------------------------------------
                                                       (In millions of December 31, 2002, constant pesos, except percentages)
LOAN PORTFOLIO CLASSIFICATION ......................
Normal and Normal Performance.......................   Ps.  16,155.3     97.63%           -        -    Ps. 16,155.3    94.40%
Potential Risk and Improper Fulfillment ............           261.3      1.58            -        -           261.3     1.53
With Problems and Defective Fulfillment.............            62.3      0.38    Ps.  33.9     5.98%           96.1     0.56
High Risk of Insolvency and Difficulty in Recovery..            69.2      0.41        468.1    82.71           537.4     3.14
Uncollectible.......................................               -         -         62.7    11.08            62.7     0.36
Uncollectible Due to Technical Reasons..............               -         -          1.3     0.23             1.3     0.01
                                                       ----------------------------------------------------------------------
TOTAL...............................................   Ps.  16,548.1    100.00%   Ps. 566.0   100.00%   Ps. 17,114.1   100.00%
-----------------------------------------------------------------------------------------------------------------------------

(1) Amounts not yet due represent the portion of a loan that has not yet become due, such as the future installments of a consumer loan.

ANALYSIS OF AMOUNTS PAST DUE AND NON-ACCRUAL LOANS

The following table analyzes amounts past due (past due 91 days or more) in Banco Galicia's loan portfolio, by type of loan and by type of guarantee at the dates indicated, as well as the Bank's non-accrual loan portfolio, by type of guarantee, the Bank's allowance for loan losses and its main asset quality ratios at the dates indicated.

                                                            AS OF DECEMBER 31,                        AS OF JUNE 30,
                                                 --------------------------------------   --------------------------------------
                                                    2002          2001          2000          2000         1999         1998
--------------------------------------------------------------------------------------------------------------------------------
                                                        (In millions of December 31, 2002 constant pesos, except ratios)
TOTAL LOANS (1)................................  Ps.12,202.4   Ps.20,887.6  Ps.20,778.0   Ps.20,945.5   Ps.19,036.6  Ps.17,114.1
NON-ACCRUAL LOANS (2)
  With Preferred Guarantees....................        605.5         573.4        363.7         380.5         352.6        327.9
  With Other Guarantees........................        280.5         196.8         35.2          65.3          81.5         99.8
  Without Guarantees...........................        710.2         638.0        440.5         382.2         424.8        269.8
                                                 --------------------------------------   --------------------------------------
TOTAL NON-ACCRUAL LOANS (2)....................  Ps. 1,596.2   Ps. 1,408.2  Ps.   839.4   Ps.   828.0   Ps.   858.9  Ps.   697.5
PAST DUE LOAN PORTFOLIO
 Non-Financial Public Sector...................            -             -            -             -             -            -
 Local Financial Sector........................            -             -            -             -             -            -
 Non-Financial Private Sector and Residents
 Abroad
  Advances.....................................  Ps.    64.3   Ps.    79.1  Ps.    59.4   Ps.    73.0   Ps.    54.4  Ps.    91.5
  Notes........................................        734.6         304.9        111.4         136.5         119.3        140.9
  Mortgage Loans...............................        215.3         310.8        201.0         188.1         192.7        215.8
  Pledge Loans.................................         35.4          73.4         77.8          89.6          66.8         51.1
  Personal Loans...............................         58.1          93.7         81.9          75.6          52.9         38.2
  Credit-Card Loans............................         99.5         173.0        169.9         149.0         206.2         23.2
  Placements with Correspondent Banks..........            -             -            -             -             -            -
  Other Loans..................................          4.8           2.0         17.7           1.0           6.1          5.3
                                                 --------------------------------------   --------------------------------------
TOTAL PAST DUE LOANS...........................  Ps. 1,212.0   Ps. 1,036.9  Ps.   719.1   Ps.   712.8   Ps.   698.4  Ps.   566.0
 Past Due Loans
  With Preferred Guarantees....................  Ps.   445.4   Ps.   384.9  Ps.   285.7   Ps.   306.0   Ps.   254.7  Ps.   254.5
  With Other Guarantees........................        171.0          75.6         32.5          62.7          79.1         57.5
  Without Guarantees...........................        595.6         576.4        400.9         344.1         364.6        254.0
                                                 --------------------------------------   --------------------------------------
TOTAL PAST DUE LOANS...........................  Ps. 1,212.0   Ps. 1,036.9  Ps.   719.1   Ps.   712.8   Ps.   698.4  Ps.   566.0
ALLOWANCE FOR LOAN LOSSES......................  Ps. 1,667.3   Ps. 1,041.2  Ps.   590.9   Ps.   571.9   Ps.   586.1  Ps.   474.0
RATIOS (%)
 As a % of  Total Loans:
 - Total Past Due Loans .......................         9.93%         4.96%        3.46%         3.40%         3.67%        3.31%
 - Past Due Loans with Preferred Guarantees....         3.65          1.84         1.38          1.46          1.34         1.49
 - Past Due Loans with Other Guarantees........         1.40          0.36         0.16          0.30          0.42         0.34
 - Past Due Unsecured Amounts..................         4.88          2.76         1.93          1.64          1.91         1.48
 - Non-Accrual Loans (2).......................        13.08          6.74         4.04          3.95          4.51         4.08
 - Non-Accrual Loans (2) (Excluding Interbank
   Loans)......................................        13.25          6.87         4.33          4.23          5.07         4.60
 Allowance for Loan Losses as a % of :
 - Total Loans.................................        13.66          4.98         2.84          2.73          3.08         2.77
 - Total Loans Excluding Interbank Loans.......        13.84          5.08         3.04          2.92          3.46         3.13
 - Total Non-Accrual Loans (2).................       104.45         73.94        70.40         69.07         68.24        67.96
 Non-Accrual Loans with Guarantees as a
  Percentage of Non-Accrual Loans (2)............      55.51         54.70        47.53         53.84         50.54        61.32
Non-Accrual Loans as a Percentage of Total
  Past Due Loans................................      131.70        135.81       116.73        116.16        122.98       123.23
================================================================================================================================

(1)      Before the allowance for loan losses.

(2) Non-accrual loans are defined as those loans in the categories of: (a) consumer portfolio: defective fulfillment, difficulty in recovery, uncollectible and uncollectible due to technical reasons; (b) commercial portfolio: with problems, high risk of insolvency, uncollectible and uncollectible due to technical reasons.

As a result of the Argentine economic situation in 2002 and of the measures taken by the government that changed the terms and conditions of the Bank's private sector loan portfolio, most of the commercial portfolio of the Bank underwent a restructuring process. This process had not been completed as of December 31, 2002. See "--Main Regulatory Changes in 2002 and 2003--Loans to the Private Sector and Asymmetric Indexation."

The amount of loan restructurings included in the non-accrual loan balance as of December 31, 2001 was Ps.47.2 million. The amounts were Ps.49.1 million as of December 31, 2000, Ps.50.2 million as of June 30, 2000, Ps.64.9 million as of June 30, 1999, and Ps.147.9 as of June 30, 1998.

Under Argentine Central Bank rules, banks are required to cease the accrual of interest or to establish provisions of 100% of the interest accrued on all loans pertaining to the non-accrual loan portfolio, that is, all loans to borrowers in the categories of:

         - in the consumer portfolio, defective fulfillment, difficulty in recovery, uncollectible and uncollectible due to technical reasons.

         - in the commercial portfolio, with problems, high risk of insolvency, uncollectible and uncollectible due to technical reasons.

During the year ended December 31, 2002, interest income that would have been recorded on those non-accrual loans on which the accrual of interest was discontinued amounted to Ps.40.1 million. Recoveries of interest on loans classified as non-accrual on which the accrual of interest had been discontinued amounted to approximately Ps.2 million (recorded under "Miscellaneous Income") during the same period.

During the year ended December 31, 2001, and the six-month period ended December 31, 2000, interest income that would have been recorded on those non-accrual loans on which the accrual of interest was discontinued amounted to Ps.118.6 million and Ps.24.2 million, respectively. Recoveries of interest on loans classified as non-accrual on which the accrual of interest had been discontinued amounted to approximately Ps.5.9 million and Ps.1.3 million (recorded under "Miscellaneous Income") during the same periods, respectively.

The severe economic crisis undergone by Argentina during fiscal year 2002 had as a direct consequence the significant deterioration of the Bank's loan portfolio quality as compared to that of prior fiscal years. However, the Bank made a substantial effort to increase its allowances for loan losses and the coverage of the non-accrual loan portfolio with allowances for loan losses during the fiscal year. As of December 31, 2002, the non-accrual portfolio as a percentage of total loans was 13.08%. As mentioned before, this high level of non-accrual loans reflects both the deterioration of Argentina's economic situation during fiscal year 2002 and the measures adopted by the government aimed at restructuring private-sector debts. With respect to the private-sector loan portfolio, the non-accrual loan portfolio represented 35.46% at the close of the fiscal year.

Due to the significant allowances set up in fiscal year 2002, coverage of non-accrual loan portfolio with allowances reached 104.45% at the end of the fiscal year and allowances as a percentage of total loans amounted to 13.36%. At that same date, the non-accrual portfolio with guarantees amounted to 55.51% of total loans.

Loans classified as category "2.b" pursuant to the Argentine Central Bank's classification, which correspond to loans under a restructuring process but that do not constitute non-performing portfolios, amounted to Ps.460.8 million as of December 31, 2002. Coverage with allowances for loan losses of the non-accrual portfolio plus this loan portfolio was 81.05% of total loans at the end of the fiscal year.

The significant increase in the relative size of the non-accrual portfolio as of December 31, 2001, when compared to the December 31, 2000 level is due to the persistence during 2001 of the recession that affected the Argentine economy since the second half of calendar 1998. In addition, since early December 2001, this recession and the deterioration of Argentina's public sector's financial condition which had led to massive runs on the financial system deposits that had worsened throughout 2001, deepened into an unprecedented political and economic crisis which disrupted Argentina's financial system and real economy.

In the year ended June 30, 2000, the improvement in the non-accrual to total loans ratio was due to an increase in charge-offs, rather than to an improvement in the credit quality of the Bank's portfolio.

See "Item 5. Operating and Financial Review and Prospects--Results of Operations of Grupo Galicia for the Fiscal Years Ended December 31, 2002 and December 31, 2001 and for the Six-Month Period Ended December 31, 2000."

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

The following table presents an analysis of the allowance for loan losses at the dates indicated. Certain loans are charged-off directly to the income statement and, therefore, are not reflected in the allowance.

                                                   FISCAL YEAR ENDED         6 MONTHS                 FISCAL YEAR ENDED
                                                 --------------------------------------   ------------------------------------------
                                                   DECEMBER 31,            PERIOD ENDED                   JUNE 30,
                                                 --------------------------------------   ------------------------------------------
                                                     2002         2001          2000         2000          1999             1998
------------------------------------------------------------------------------------------------------------------------------------
                                                       (in millions of December 31, 2002 constant pesos, except percentajes)
TOTAL LOANS, AVERAGE (1).......................  Ps.15,130.5   Ps.19,829.4  Ps.19,506.4   Ps.18,094.8   Ps.16,422.7     Ps.15,071.0
ALLOWANCE FOR LOAN LOSSES AT THE BEGINNING
  OF THE PERIOD (*)............................  Ps  1,041.2   Ps.   590.9  Ps.   571.9   Ps.   586.1   Ps.   540.4(4)  Ps.   477.1
Changes in the Allowance for Loan Losses
  during the Period (*)

 Provisions Charged to Income..................      1,585.7         914.0        251.6         526.0         446.7           153.8
 Prior Allowances Reversed.....................            0          (2.0)        (2.8)         (3.5)         (0.2)           (2.8)
 Charge-Offs (A) ..............................       (303.1)       (461.7)      (229.8)       (536.7)       (400.8)         (154.1)
 Inflation Effect..............................       (656.5)            -            -             -             -               -
                                                 --------------------------------------   ------------------------------------------
ALLOWANCE FOR LOAN LOSSES AT PERIOD-END (*)....  Ps. 1,667.3   Ps. 1,041.2  Ps.   590.9   Ps.   571.9   Ps.   586.1     Ps.   474.0
Charge to the Income Statement during the
Period (*)
 Provisions Charged to Income..................      1,585.7         914.0        251.6         526.0         446.7           153.8
 Direct Charge-Offs, Net of Recoveries (B).....        (17.1)        (25.6)       (15.5)        (29.3)          0.7            (1.3)
 Recoveries of Provisions......................            -          (2.0)        (2.8)         (3.5)         (0.2)           (2.9)
                                                 --------------------------------------   ------------------------------------------
NET CHARGE TO THE INCOME STATEMENT.............  Ps. 1,568.6   Ps.   886.4  Ps.   233.3   Ps.   493.2   Ps.   447.2     Ps.   149.6
RATIOS (%)
 Charge-Offs (A+B) to Average Loans (2)........         1.89%         2.20%        2.20%         2.80%         2.44%           1.01%
 Net Charge to the Income Statement to
  Average Loans (3)............................        10.37          4.47         2.39          2.73          2.72            0.99
                                                 --------------------------------------   ------------------------------------------

(1)      Before the allowance for loan losses.

(2)      Charge-offs plus direct charge-offs minus bad debts recovered.

(3) Income statement charges consist of net provisions plus net direct charge-offs (direct charge-offs minus bad debts recovered).

(4) The difference with the Ps.474.0 million June 30, 1998 balance reflects the incorporation of reserves for Ps. 66.4 million due to the consolidation of the regional credit card companies in which the Bank held majority interests.

As of December 31, 2002, the loan loss allowance was Ps.1,667.3 million. This afforded coverage of the non-accrual portfolio at 104.45% of the total loan portfolio, which is higher than the 73.94% and the 70.40% levels at December 31, 2001 and 2000, respectively.

The increase in the allowance for loan losses as of December 31, 2002, when compared to December 31, 2001 and the increases in the fiscal year ended December 31, 2001 the six-month period ended December 31, 2000 and in the year ended June 30, 2000 when compared to the previous fiscal years, are part of a continuing trend that reflects the continuous worsening of the economic conditions in Argentina over the last 4 years. This is reflected in a general deterioration of credit quality, higher levels of non-performing loans and higher charge offs across the entire loan portfolio.

The increase in the years ended December 31, 2002 and 2001 can also be attributed to the increased in the unallocated reserve as of each year end. For an explanation of the increase in the Bank's general allowance, see "--Loan Loss Provision Requirements--General Provisions" above.

The net charge to the income statement as a percentage of average loans increased to 10.37% in fiscal year 2002 from 4.47% during the fiscal year ended December 31, 2001 and 2.39% during the six months ended December 31, 2000. This reflects the fact that the Bank assigned an increased portion of its income, both to non-accrual portfolio charge offs and to provide for a higher coverage of such portfolio with allowances, given that the quality of such portfolio deteriorated significantly during 2001, especially in the last quarter of the year, and in 2002, as a result of the increasingly adverse economic environment existing in Argentina during 2001 and 2002.

See "Item 5. Operating and Financial Review and Prospects--Results of Operations of Grupo Galicia for the Fiscal Years Ended December 31, 2002 and December 31, 2001 and for the Six Months Ended December 31, 2000--Provisions for Losses on Loans and Other Receivables."

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

The following table presents the allocation of Banco Galicia's allowance for loan losses among the various loan categories and shows such allowances as a percentage of Banco Galicia's total loan portfolio before deducting the allowance for loan losses, in each case for the periods indicated. The table also shows each loan category as a percentage of Banco Galicia's total loan portfolio before deducting the allowance for loan losses at the dates indicated.

                                                                         AS OF DECEMBER 31,
                                  -----------------------------------------------------------------------------------------
                                               2002                          2001                         2000
                                  -----------------------------------------------------------------------------------------
                                                         LOAN
                                               % OF    CATEGORY              % OF     LOAN                % OF     LOAN
                                    AMOUNT     LOANS      %        AMOUNT    LOANS  CATEGORY %  AMOUNT    LOANS  CATEGORY %
---------------------------------------------------------------------------------------------------------------------------
                                                   (in millions of December 31, 2002, constant pesos)
Non-Financial Public Sector.....           -       -    62.03%            -     -     41.15%         -       -     27.49%
Local Financial Sector..........           -       -     1.09             -     -      0.91          -       -      5.35
Non-Financial Private Sector and
  Residents Abroad
    Advances....................  Ps.   39.8    0.33%    1.84    Ps.   45.7  0.22%     3.85     Ps. 35.6  0.17%     4.62
    Notes.......................       564.1    4.62    12.55         217.3  1.04     18.46         76.0  0.37     23.61
    Mortgage Loans..............       121.0    0.99     7.02         153.1  0.73     15.65         99.4  0.48     16.72
    Pledge Loans................        24.1    0.20     1.56          33.2  0.16      4.00         36.9  0.18      4.18
    Personal Loans..............        48.0    0.39     0.97          64.2  0.31      2.77         57.5  0.28      3.87
    Credit-Card Loans...........        55.1    0.45     4.75          83.0  0.40      8.90         84.1  0.40      7.95
    Placements in Correspondent
    Banks                                  -       -     1.29             -     -      1.79            -     -      3.68
    Other ......................         0.0    0.00     6.90           3.8  0.02      2.52         10.7  0.05      2.53
Unallocated (1).................       815.2    6.68        -         440.9  2.10         -        190.7  0.91         -
                                  -----------------------------------------------------------------------------------------
TOTAL...........................  Ps.1,667.3   13.66%  100.00%   Ps.1,041.2  4.98%   100.00%    Ps.590.9  2.84%   100.00%
---------------------------------------------------------------------------------------------------------------------------

                                                                        AS OF JUNE 30,
                                  -----------------------------------------------------------------------------------------
                                               2000                          1999                         1998
                                  -----------------------------------------------------------------------------------------
                                               % OF      LOAN                % OF      LOAN               % OF      LOAN
                                    AMOUNT     LOANS  CATEGORY %   AMOUNT    LOANS  CATEGORY %  AMOUNT    LOANS  CATEGORY %
---------------------------------------------------------------------------------------------------------------------------
                                                      (in millions of December 31, 2002, constant pesos)
Non-Financial Public Sector.....           -      -     26.11%            -     -     22.12%           -     -     15.29%
Local Financial Sector..........           -      -      3.77             -     -      4.90            -     -      4.45
Non-Financial Private Sector and
  Residents Abroad
    Advances....................  Ps.   39.8   0.19%     8.25     Ps.  30.8  0.16%     7.84     Ps. 48.5  0.28%    10.25
    Notes.......................        82.1   0.39      25.6          71.0  0.37     24.82         94.1  0.55     24.40
    Mortgage Loans..............        89.1   0.43     14.16          97.0  0.51     14.48        100.5  0.59     15.90
    Pledge Loans................        38.7   0.19      4.06          29.7  0.16      4.71         20.1  0.12      7.37
    Personal Loans..............        51.1   0.24      3.45          45.7  0.24      3.51         24.5  0.14      3.54
    Credit-Card Loans...........        86.1   0.41      6.84         133.0  0.70      6.41         15.3  0.09      3.53
    Placements in Correspondent
    Banks                                  -      -      5.82           0.0  0.00      8.75            -     -     10.96
    Other ......................        11.1   0.05      1.94          12.0  0.06      2.46         16.2  0.10      4.31
Unallocated (1).................       173.9   0.83         -         166.9  0.88      0.00        154.8  0.90         -
                                  -----------------------------------------------------------------------------------------
TOTAL...........................  Ps.  571.9   2.73%   100.00%    Ps. 586.1  3.08%   100.00%    Ps.474.0  2.77%   100.00%
---------------------------------------------------------------------------------------------------------------------------

(1) The unallocated reserve consists of the allowances established on the portfolio classified in the "normal" and "normal performance" categories and includes additional reserves in excess of Argentine Central Bank minimum requirements.

FOREIGN OUTSTANDINGS

Foreign outstandings for a particular country are defined as the sum of all claims on third parties domiciled in such particular country, comprising deposits or placements in banks, loans, acceptances and other assets. These assets are mainly denominated in currencies other than Grupo Galicia's or Banco Galicia's local currency. The following table shows Grupo Galicia's and Banco Galicia's foreign outstandings to each country, where such outstandings are greater than 1.0% of the respective total assets, for the dates indicated:

                                                                                     AS OF DECEMBER 2002,
                                                                     ------------------------------------------------
                                                                        2002              2001               2000
---------------------------------------------------------------------------------------------------------------------
                                                                     (in millions of December 31, 2002 constant Pesos)
COUNTRY
United States
    Bank and Other Financial Institutions.........................   Ps.   204.5      Ps.    692.2       Ps.   1,590.9
    Other Loans...................................................             -                 -                   -
                                                                     -------------------------------------------------
TOTAL.............................................................         204.5             692.2             1,590.9
Brasil
    Bank and Other Financial Institutions.........................          50.9                 -                   -
    Other Loans...................................................             -                 -                   -
                                                                     -------------------------------------------------
TOTAL.............................................................          50.9                 -                   -
Cayman
    Bank and Other Financial Institutions.........................          49.7                 -               323.7
    Other Loans...................................................             -                 -                   -
                                                                     -------------------------------------------------
TOTAL.............................................................    Ps  . 49.7                 -               323.7
United Kingdom
    Bank and Other Financial Institutions.........................             -           1,103.6             2,679.4
    Other Loans...................................................             -                 -                   -
                                                                     -------------------------------------------------
TOTAL.............................................................             -      Ps.  1,103.6       Ps.   2,679.4
======================================================================================================================

COMPOSITION OF DEPOSITS

The following table sets out the composition of Grupo Galicia's deposits as of December 31, 2002, 2001 and 2000.

                                                                      GRUPO GALICIA                BANCO GALICIA
                                                          --------------------------------------   --------------
                                                                   AS OF DECEMBER 31,              AS OF JUNE 30,
                                                          --------------------------------------   --------------
                                                             2002         2001          2000           2000
-----------------------------------------------------------------------------------------------------------------
                                                             (in millons of December 31, 2002, constant pesos)
Current Accounts...................................       Ps.   724.0  Ps. 1,891.5   Ps. 1,352.6    Ps. 1,340.1
Other Demand Deposits..............................              13.3            -           7.0            1.7
Savings Accounts...................................             559.0      3,212.6       2,778.1        2,915.3
Other Special Accounts.............................               3.0          8.1           8.3            8.3
Time Deposits......................................           2,402.2      6,876.8      14,594.3       14,149.8
Other Deposits.....................................           1,088.8      1,266.5         529.3          512.4
Plus: Interest Payable and Differences in
Quotations.........................................               374        130.6         180.0          172.1
                                                          ---------------------------------------   -----------
TOTAL DEPOSITS.....................................       Ps. 5,164.3  Ps.13,386.1   Ps.19,449.6    Ps.19,099.7
---------------------------------------------------------------------------------------------------------------

The table above shows the significant loss in deposits suffered by the Bank in 2001 as a consequence of the massive runs on deposits suffered by the Bank in Argentina throughout 2001 and by its subsidiary, Galicia Uruguay, mainly beginning in December 2001. Consolidated deposits fell 31.2% during 2001.

During 2002, the deposit fall continued. When comparing the December 31, 2002 levels with the previous years' levels, it should be noted that, in the table above, previous years' figures were restated in constant currency of December 2002, by using the variation of the WPI during the year, that is by using a coefficient of 2.1844. When constant figures are compared, the Bank's total deposits decreased 61.4% during 2002. This decrease is to a large extent explained by said restatement of the December 31, 2001, figures. In nominal terms, the fall in the Bank's total deposits was 15.7%. However, (i) total deposits as of December 31, 2002, included US$554.9 million of deposits at the Bank's foreign branches and subisdiaries, that were dollar denominated and valued at the market exchange rate and (ii) the exchange rate during 2002 increased from Ps. 1 per US dollar as of December 31, 2001 to Ps.3.363 as of December 2002.

In addition to the deposit loss of the first half of 2002, the decrease in savings accounts during the fiscal year is attributable to the fact that most savings accounts were dollar denominated as of December 31, 2001 and these deposits were restructured, with the balances of these restructured deposits (net of decreases and amortization during 2002) shown under "Other Deposits" in the table above. This line included as of December 31, 2002, Ps.940 million of restructured deposits (principal only). The increase in this line in 2002 is due to the fact that no restructured deposits were outstanding as of the close of fiscal year 2001. The decrease in time deposits is due, in part, to the restructuring of a large portion of Galicia Uruguay deposits as negotiable obligations. Galicia Uruguay had consolidated deposits for US$1,355.7 million as of December 2001 which were mostly time deposits. As of December 31, 2002 this subsidiary's consolidated deposits amounted to US$550 million.

For more information on deposits, see "Item 5. Operating and Financial Review and Prospects--Description of Consolidated Liabilities."

SHORT-TERM BORROWINGS

Grupo Galicia's short term borrowing represents mainly Banco Galicia's short term borrowing.

                                                                                     AS OF DECEMBER 31,
                                                                    --------------------------------------------------
                                                                         2002               2001              2000
----------------------------------------------------------------------------------------------------------------------
                                                                    (in millons of December 31, 2002, constant pesos)
SHORT-TERM BORROWINGS
Argentine Central Bank............................................  Ps. 4,789.4         Ps. 2,696.3       Ps.     4.2
Other Banks and International Entities
    Lines of Credit from Domestic Banks...........................         47.6                42.4             119.9
    Lines of Credit from Foreign Banks............................      1,535.4               562.5           1,028.8
Repos with Domestic Banks.........................................            -               946.5                 -
Repos with Foreign Banks..........................................            -                87.4           1,136.6
Debt Securities...................................................        128.1               954.4           1,437.3
                                                                    -------------------------------------------------
Total.............................................................  Ps. 6,500.5         Ps. 5,289.5       Ps. 3,726.8
---------------------------------------------------------------------------------------------------------------------

The table below includes for December 31, 2002, as short term borrowings Ps.4,789 million of financial assistance from the Argentine Central Bank. This financial assistance was received by the Bank before the implementation of the Plan in May 2002, as a result of the run on deposits faced by the Bank in late 2001 and early 2002. Through Decree No.739/03 and No.1262/03 and Communique "A" 3940 and "A" 3941, the Argentine government and the Argentine Central Bank have recently issued new rules to restructure the financial assistance received by financial institutions during the Argentine crisis into liabilities repayable in 70 or 120 monthly installments, subject to certain conditions. See "--Argentine Banking Regulation--Financial Assistance from the Argentine Central Bank--Repayment of the Financial Assistance Granted Before April 1, 2003." Therefore, such liabilities are at the date of this annual report subject to restructuring into long term debt. Also included as short term borrowings as of December 31, 2002, are borrowings from domestic and foreign banks currently past due and undergoing restructuring negotiations, which have not finished at the date hereof.

As of December 31, 2001, the principal categories of Banco Galicia's short-term borrowing were "Repos with Domestic Banks", "Negotiable Obligations" and "Lines of Credit from Foreign Banks." As of December 31, 2001, Grupo Galicia's short term borrowing amounted to Ps.2,593.8 million, showing a 30.4% decrease as compared to December 31, 2000 levels. This significant decrease was the consequence of the deepening of the Argentine economic and political crisis during 2001 which made it increasingly difficult for Argentine companies and banks to fund themselves during 2001, especially in the foreign markets, but also domestically. Ultimately the only source of funding available to banks in the local market became the Argentine Central Bank, in its capacity as a lender of last resort. The change in the composition of the Bank's short term borrowings, the most notable being the significant reduction of repo transactions with foreign banks, was also a consequence of the same factors. Repos with foreign banks were partially replaced by repos with domestic banks. The line "Repos with Domestic Banks" mainly represents the Bank's repos with the Argentine Central Bank.

See "Item 3. Key Information--Risk Factors" and "Item 5. Operating and Financial Review and Prospects--The Argentine Economy in 2002."

Banco Galicia's short-term borrowings totaled Ps.3,726.8 million as of December 30, 2000.

The following table shows for the significant short-term borrowings of Grupo Galicia for the fiscal years ended December 31, 2002 and 2001 and for the six-month period ended December 31, 2000:

-        the weighted-average interest rate at year end,

- the maximum balance recorded at the monthly closing dates of the periods,

-        the average balances for each period, and

-        the weighted-average interest rate for the periods.

The same is shown for Banco Galicia for the year ended December 31, 2000.

                                                                            GRUPO GALICIA, AS OF DECEMBER 31,
                                                                    -------------------------------------------------
                                                                        2002               2001            2000(*)
---------------------------------------------------------------------------------------------------------------------
                                                             (in millons of December 31, 2002, constant pesos, except
                                                                                      as noted)
ARGENTINE CENTRAL BANK
    Weighted-average interest rate at end of period........                4.38%             9.00%                 -
    Maximun balance recorded at the monthly closing dates..         Ps. 4,789.4        Ps.    3.9        Ps.     7.4
    Average balances for each period.......................             4,260.7               0.4                5.7
    Weighted-average interest rate for the period..........               29.09%             9.00%                 -
LINES OF CREDIT FROM DOMESTIC BANKS
    Weighted-average interest rate at end of period........                6.48%            20.35%             10.21%
    Maximun balance recorded at the monthly closing dates..         Ps.   143.1        Ps.  170.8        Ps.   165.6
    Average balances for each period.......................                72.5             181.1              135.4
    Weighted-average interest rate for the period..........                9.86%            37.03%             11.98%
LINES OF CREDIT FROM FOREIGN BANKS
    Weighted average interest rate at end of period........                6.20%             6.51%              7.74%
    Maximun balance recorded at the monthly closing dates..         Ps. 1,861.4        Ps.  908.9        Ps. 1,178.1
    Average balances for each period.......................             1,430.7             709.5            1,072.8
    Weighted average interest rate for the period..........                6.12%             6.19%              8.00%
REPOS WITH DOMESTIC BANKS
    Weighted-average interest rate at end of period........                   -              9.00%                 -
    Maximun balance recorded at the monthly closing dates..         Ps. 1,047.7        Ps.1,248.2                  -
    Average balances for each period.......................               328.0              91.1                  -
    Weighted-average interest rate for the period..........               33.42%             9.13%                 -
REPOS WITH FOREIGN BANKS
    Weighted-average interest rate at end of period........                   -              3.50%              6.88%
    Maximun balance recorded at the monthly closing dates..                   -        Ps.  457.9        Ps. 1,281.6
    Average balances for each period.......................                   -             362.6            1,069.5
    Weighted-average interest rate for the period..........                   -              3.91%              7.11%
NEGOTIABLE OBLIGATIONS
    Weighted-average interest rate at end of period........               16.18%             9.44%              7.20%
    Maximun balance recorded at the monthly closing dates..         Ps.   236.6        Ps.1,365.5        Ps. 1,437.3
    Average balances for each period.......................               181.1           1,224.8            1,200.6
    Weighted-average interest rate for the period..........               16.19%             8.86%              7.06%
--------------------------------------------------------------------------------------------------------------------

(*) Six months ended December 31, 2000. Rates have been annualized.

REGULATORY CAPITAL

The capital adequacy of Grupo Galicia is not under the supervision of the Argentine Central Bank.

Grupo Galicia has a minimum capital requirement established by the Commercial Companies' Law (Ley de Sociedades Comerciales) of Ps.0.012 million.

BANCO GALICIA

Due to the significant changes made during 2002 to the financial system's operations, which significantly affected the variables to determine the minimum capital requirements, through its Communiques "A" 3599 and "A" 3604 dated May 3 and 9, 2002, respectively, the Argentine Central Bank suspended the submission of this information by financial institutions.

Until December 31, 2001, the Bank complied with the minimum capital requirements established by the Argentine Central Bank. Banco Galicia had to comply with the minimum capital requirements established by the Argentine Central Bank, which were based on the methodology of the Basle Committee on Banking Supervision of the Bank for International Settlements (the "Basle Committee"). Banks had to comply with capital requirements both on an unconsolidated basis and on a consolidated basis with its significant subsidiaries. Banco Galicia's significant subsidiaries are Galicia Uruguay and the regional credit-card companies that Banco Galicia indirectly controls. For more information on Argentine Central Bank's minimum capital requirement rules, see "--Argentine Banking Regulation--Capital Adequacy Requirements"

The table below presents Banco Galicia's capital requirement and computable capital for the dates indicated. The information is consolidated with significant subsidiaries, with the regional credit card companies incorporated in June 1999.

                                                                 AS OF DECEMBER 31,                      AS OF JUNE 30,
                                                       ------------------------------------   -------------------------------------
                                                        2002(*)       2001          2000         2000          1999         1998
-----------------------------------------------------------------------------------------------------------------------------------
                                                           (in millons of December 31, 2002, constant pesos, except percentages)
SHAREHOLDERS' EQUITY................................   Ps.1,538.3  Ps.3,063.6   Ps. 2,907.7   Ps. 2,909.9   Ps.2,644.7   Ps.2,378.0
ARGENTINE CENTRAL BANK MINIMUM CAPITAL REQUIREMENTS
  Allocated to Financial Assets ....................            -     1,452.6       1,639.0       1,567.6      1,705.2      1,573.7
  Allocated to Fixed Assets ........................            -       200.5         154.4         147.2        143.5        163.0
  Allocated to Market Risk..........................            -         0.2           3.5          11.1          2.8         29.8
  Allocated to Interest-Rate Risk...................            -        63.6          55.9          48.1            -            -
  Lending to the Non-Financial Public Sector........            -        55.3          11.8             -            -            -
  Government Securities in Investment Accounts......            -        91.5         100.5             -            -            -
                                                       ------------------------------------   -------------------------------------
MINIMUM CAPITAL REQUIRED BY THE ARGENTINE CENTRAL
 BANK (A)                                                       -  Ps.1,863.7   Ps. 1,965.1   Ps. 1,774.0   Ps.1,851.5   Ps.1,766.5
CAPITAL CALCULATED UNDER ARGENTINE BANKING GAAP
  Core Capital......................................            -  Ps.3,076.3   Ps. 2,742.3   Ps. 2,620.9   Ps.2,366.2   Ps.2,133.5
  Supplemental Capital..............................            -       157.3         200.7         347.1        245.5        333.1
 Deductions
  Investments in Financial Entities.................            -        (2.2)        (36.9)        (53.5)       (71.0)       (72.7)
  Organization Expenses.............................            -      (206.6)       (185.2)       (161.9)      (137.4)      (110.1)
  Goodwill Recorded from June 30, 1997..............            -      (256.0)       (179.8)       (152.7)      (259.3)       (92.8)
  Real Estate Properties for Banco Galicia's Own Use
   and Miscellaneous, for which no Title Deed has
   been Made........................................            -       (61.2)        (10.5)        (18.3)       (45.9)           -
  Other.............................................            -       (57.5)        (19.7)        (10.5)       (13.3)       (26.3)
                                                       ------------------------------------   -------------------------------------
 Total..............................................            -      (583.5)       (432.1)       (396.9)      (526.9)      (301.9)
  Additional Capital - Market Variation.............            -         2.2          (0.8)          3.5          1.1          0.9
                                                       ------------------------------------   -------------------------------------
CAPITAL CALCULATED UNDER ARGENTINE BANKING GAAPB)...            -  Ps.2,652.3   Ps. 2,510.1   Ps. 2,574.6   Ps.2,085.9   Ps.2,165.6
EXCESS CAPITAL
  Excess over required Capital (B)-(A)..............            -  Ps.  788.6   Ps.   545.0   Ps.   800.6   Ps.  234.4   Ps.  399.1
  Excess over Required Capital as a % of Required
   Capital...........................................           -       42.31%        27.73%        45.13%       12.66%       22.59%
  Excess over Required Capital, excluding Convertible
   Securities, as a % of Required Capital............           -       42.31         27.73         45.13        12.66        22.59
Total Capital Ratio..................................           -       17.18         15.26         17.34        13.08        14.26
-----------------------------------------------------------------------------------------------------------------------------------

(*) Through its Communiques "A" 3599 and "A" 3604 dated May 3 and 9, 2002, respectively, the Argentine Central Bank suspended the submission of this information.

As of December 31, 2001, the Bank's computable capital exceeded the minimum capital requirement of Ps.1,863.7 million by Ps.788.6 million, representing an excess of 42.31%. This represented a Ps.243.6 million increase in excess computable capital from the December 31, 2000 level, primarily due to a Ps.101.4 million decrease in the minimum capital requirement and a Ps.142.2 million increase in the regulatory capital calculated under the Argentine Central Bank rules. The lower minimum capital requirement can be explained by the reduction in the risk-weighted value of financial assets, mainly due to the decrease in the average loan balance during 2001, while the higher computable capital was mainly a consequence of the increase in retained earnings.

For more information regarding Banco Galicia's capital, see "Item 5. Operating and Financial Review and Prospects -- Capital."

GOVERNMENT REGULATION

 As a financial services holding company, Grupo Galicia does not have a specific institution controlling its activities as a holding entity. Nevertheless, its subsidiaries have different regulatory entities regulating their activities.

In the case of Banco Galicia, the Argentine Central Bank is the regulatory entity. For a description of Argentine banking regulations and the main regulatory changes introduced by the government affecting financial institutions' activities, see "--Main Regulatory Changes in 2002 and 2003" and "--Argentine Banking Regulation" below.

In relation to the insurance business, Sudamericana Holding S.A. is regulated by the National Insurance Superintendency and Laws 17,418 and 20,091. The insurance companies held by Sudamericana Holding S.A. are: Galicia Vida Compania de Seguros S.A., Galicia Retiro Compania de Seguros S.A., Aseguradora de Personas Galicia S.A. (formerly - Hartford Seguros de Vida S.A.) and Instituto de Salta Compania de Seguros de Vida S.A., Galicia Vida Compania de Seguros S.A., Galicia Retiro Compania de Seguros S.A., Aseguradora de Personas Galicia, Instituto de Salta Compania de Seguros de Vida S.A. These companies are regulated by Argentina's Superintendency of Insurance. Sudamericana Holding S.A. also holds Medigap Salud S.A. and Sudamericana Asesores de Seguros S.A., both companies are regulated by the Commercial Companies' Law.

Net Investment S.A., our Internet incubator, and B to B Comercial S.A. do not have a specific regulating agency.

Galicia Warrants is regulated by the National Law 9,643.

MINIMUM CAPITAL REQUIREMENTS OF NON-BANKING COMPANIES

Grupo Galicia, as well as its controlled companies, except for Banco Galicia and the Sudamericana Holding S.A.'s affiliates mentioned in the following paragraph, are regulated by the Commercial Companies' Law. Section 186 of this Law establishes that the capital of a corporation (sociedad anonima) cannot be less than Ps.12,000 (twelve thousand pesos).

Galicia Vida Compania de Seguros S.A., Galicia Retiro Compania de Seguros S.A., Aseguradora de Personas Galicia S.A. and Instituto de Salta Compania de Seguros de Vida S.A. must meet the minimum capital requirements set by General Resolution No. 25,804 of Argentina's Superintendency of Insurance.

The abovementioned resolution requires insurance companies to maintain a minimum capital level equivalent to the highest of the amounts calculated as follows:

a) By line of insurance: This method establishes a fixed amount by line of insurance. For life insurance companies, it is Ps.750,000, rising to Ps.3 million for companies that offer pension-linked life insurance. For retirement insurance companies that do not offer life annuities or annuities covering disability and other work-related risks, the requirement is Ps.2 million.

b) By premiums and additional fees: To use this method, the company must calculate the sum of the premiums written and additional fees earned in the last 12 months. Of the total, the company must calculate 18% of any result up to Ps.5 million, and 16% of any result over Ps.5 million. Finally, it must add the resulting figures and adjust the total by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.

c) By claims: To use this method, the company must calculate the sum of gross claims paid during the 36 months prior to the end of the period under analysis. To that amount, it must add the difference between the balance of unpaid claims as of the end of the period under analysis and the balance of unpaid claims as of the 36th month prior to the end of the period under analysis. The resulting figure must be divided by three. Then the company must calculate 26% of any result up to Ps.3.5 million, and 23% of any result over Ps.3.5 million. The resulting figure must be adjusted by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.

d) For life insurance companies that offer policies with an investment component, the figures obtained in b) and c) must be increased by an amount equal to 4% of the technical reserves. The latter total must be adjusted by the ratio of net claims reserves to gross claims reserves (at least 85%), plus 0.03% of at-risk capital adjusted by the ratio of net claims reserves to gross claims reserves (at least 50%).

The minimum required capital must then be compared to computable capital, defined as shareholder's equity less non-computable assets. Non-computable assets consist mainly of deferred charges, pending capital contributions, and excess investments in authorized instruments.

MAIN REGULATORY CHANGES IN 2002 AND 2003

On January 7, 2002, the government enacted Law 25,561 (Public Emergency and Foreign Exchange System Reform Law, the "Public Emergency Law") that involved profound changes to the prevailing economic model. The main measures taken by the government in 2002, through the enactment of the Public Emergency Law and a series of decrees, include the following:

- ratifying the suspension of payments of Argentina's sovereign debt except for debt with the multilateral credit agencies;

- repealing of the articles of the Convertibility Law that had established in 1991 the one-to-one peso-dollar parity, devaluing the peso and subsequently allowing the peso to float, which resulted in an increase in such parity of approximately 240% during 2002;

- tightening of foreign-exchange controls and restrictions to transfers abroad, which began to be loosened at year end;

- ratifying and tightening the restrictions to cash withdrawals from bank deposits established in December 2001 (the "corralito"), restrictions that were lifted in December 2002;

- establishing a compulsory "asymmetric" conversion of certain dollar-denominated assets and liabilities into peso-denominated assets and liabilities at different exchange rates ("asymmetric pesification") , as follows:

         - private sector debt (individual and corporate dollar-denominated debt) with financial institutions, and other creditors, were converted into peso-denominated debt at a one-to-one exchange rate;

         - dollar-denominated public sector debt instruments in financial institutions' portfolios, both national and provincial, were converted into peso-denominated instruments at an exchange rate of Ps.1.4 per U.S. dollar; and

         - dollar-denominated bank deposits were converted into peso-denominated bank deposits at an exchange rate of Ps.1.4 per U.S. dollar, while public-sector debt, bank and corporate debt governed by foreign law remained dollar-denominated;.

- modifying the yields of assets and the cost of liabilities pesified at the Ps.1.40 per US dollar exchange rate, establishing fixed maximum and minimum interest rates, respectively, and establishing the indexation of the capital of those assets and liabilities to the variation of prices or salaries;

- restructuring bank peso-denominated time deposits and dollar-denominated deposits, above certain amounts, and establishing a repayment schedule ending in 2003 and 2005 depending on whether the deposit was originally peso or dollar-denominated (these measures where known as the "corralon");

- establishing a series of voluntary swaps of deposits in the "corralito" or of restructured deposits for government bonds, as a response to the inability of the financial system to return deposits in accordance with their original terms and conditions. Through Decree No.739/03 of April 1, 2003, the lifting of the "corralon" was established, with the possibility for depositors to opt for cash (or a time deposit) and government bonds in exchange for their deposits;

-     amending the charter of the Argentine Central Bank.; and

- allocating government bonds to financial institutions in compensation for the losses that would otherwise arise from the "asymmetric pesification." At the date hereof, the government and the Argentine Central Bank have provided a series of rules to determine the amount of compensation in connection with the "asymmetric pesification" to which each financial institution is entitled in the form of government bonds. However, certain situations remain that have not been contemplated by such rules, such as the provision of compensation for the effects of the "asymmetric pesification" on the balance sheet of non-banking subsidiaries with complementary activities.

In addition, despite the fact that a project is at the consideration of Congress that contemplates the provision of compensation under the form of peso-denominated government bonds maturing in 2013 (Boden 2013) of certain issues that would require that financial institutions be compensated for, a definition relating to these issues on the part of the authorities is pending at the date hereof. The issues that would require that financial institutions be compensated for are (i) the enforcement by the government of different inflation adjustment coefficients for pesified bank assets and liabilities, and (ii) the fact that banks have had to repay dollar-denominated deposits, pursuant to depositors' judicial actions, at exchange rates greater than Ps.1.4 per US dollar; the exchange rate at which the dollar deposits were initially pesified by the government.

Some of these measures are described in more detail below and under "Argentine Banking Regulation."

FOREIGN EXCHANGE AND MONETARY SYSTEM

The Public Emergency Law put an end to the more than 10-year period of 1 to 1 parity between the peso and the US dollar under the provisions of the Convertibility Law and granted the Executive the power to set the exchange rate between the peso and foreign currencies and to regulate the foreign exchange market.

On January 24, 2002, the government amended the charter of the Argentine Central Bank to allow it to print currency, eliminating the limitations introduced in 1991 by the Convertibility Law. It also enabled the Argentine Central Bank to make short term advances to the national government for amounts not to exceed 10% of the national government's cash revenues during the prior 12 months and to act as a lender of last resort by providing financial assistance to financial institutions experiencing liquidity difficulties.

On January 10, 2002, through Decree No.71/02, President Duhalde established a "dual" foreign exchange system consisting of an official foreign exchange market where the exchange rate was fixed at Ps.1.4 per US$1 for export and import transactions and certain transactions subject to the Argentine Central Bank approval, and a free foreign exchange market for the remaining transactions relating to remittance or collection of foreign currency to or from abroad. Quotations on the free market were to be set by supply and demand.

On January 11, 2002, after the Argentine Central Bank ended the foreign exchange market the banking holiday that had been imposed on December 21, 2001, the peso was allowed to float in the free market for the first time since 1991. Banco Nacion published the first quotation for the free market at Ps.1.60 per US$1 (selling rate) and Ps.1.4 per US$1 (buying rate). Heightened demand for scarce dollars, caused by uncertainty and by the lack of any other investment alternatives within the "corralito", led the exchange rate to increase well above the Ps.1.4 per dollar exchange rate used by the government in the official market. The Argentine Central Bank intervened on several occasions by selling dollars in order to support the peso. However, the exchange rate continued to move against the peso. On February 3, 2002, the Executive announced the replacement of the dual exchange rate system with a single freely floating exchange rate for all transactions. On the same day, a new banking holiday was imposed, which lasted until February 8, 2002, and a foreign exchange market holiday was imposed, which was lasted until February

11, 2002. As of June 30, 2002, according to Banco Nacion's quotations, the exchange rate was approximately Ps.3.80 per US dollar. Beginning in the second half of the year, the policy of combining the sale of international reserves with the tightening of controls over the foreign exchange market and capital movements, succeeded in stabilizing the peso. The exchange rate began to decrease even while the Argentine Central Bank began to recover international reserves steadily. By the end of 2002, the exchange rate oscillated around Ps.3.4 per US dollar.

On February 8, 2002, the Argentine Central Bank issued Communique "A" 3471 which specified that until June 13, 2002, transfers from Argentina to other countries, made by the financial and non-financial private sector and by certain public companies, for payment of principal of indebtedness of a financial nature, for remittance of profits and for distribution of dividends, required the approval of the Argentine Central Bank. On March 25, 2002, the Argentine Central Bank issued Communique "A" 3537 that established the requirement of such previous approval for payments of interest. Communique "A" 3584, issued on April 29, 2002, established that the requirement of an approval from the Argentine Central Bank for the above mentioned transactions would remain in effect until August 12, 2002 and subsequently, Communique "A" 3688 issued on August 7, 2002, postponed this date until February 8, 2003.

Controls over the foreign exchange market established in December 3, 2001 were maintained with certain variations throughout all of 2002. In addition to the restrictions to transfers of FX abroad, there were limits on the purchase of FX by individuals and legal entities, minimum terms for the liquidation of exports, and most exports had to be liquidated with the Argentine Central Bank. Such controls, which were tightened at the beginning of the second semester of 2002, together with a significant surplus in the country's trade balance ensured a fluid supply of foreign currency to the market and determined the appreciation of the peso in the second half of the year.

In order to prevent the appreciation of the peso that took place principally during the fourth quarter of 2002, between November 29, 2002 and January 16, 2003, through its Communiques "A" 3826, "A" 3843, "A" 3845, "A" 3859, and "A"
3866, the Argentine Central Bank eased certain of the restrictions imposed over the foreign exchange market.

Effective January 1, 2003, the Argentine Central Bank authorized the anticipated payment of imports and extended the maximum period for exporters of capital goods to liquidate foreign exchange. Likewise, the Argentine Central Bank lifted restrictions to transfers of foreign exchange abroad to effect payments of capital in connection with non-financial private sector debts of a financial nature that had been restructured and in connection with debts that had become past due for amounts not to exceed US$150,000 per month. Subsequently, restrictions that had been imposed to the transfer of funds to pay interest on financial debts, profits and dividends where lifted. In addition, access of individuals and legal entities to the foreign exchange market was enhanced by increasing of the monthly purchase amounts authorized from US$100,000 to US$150,000. Authorized holdings of foreign exchange by financial institutions were also increased. In addition, at the beginning of January 2003, the Argentine Central Bank increased from US$200,000 to US$1million the limit over which exporters had to liquidate foreign exchange with such Central Bank.

In May 2003, the FX market regulations were further relaxed. Effective May 6, 2003, through its Communique "A" 3944, the Argentine Central Bank provided for an additional easing of restrictions. Among others:

- the period for exporters of goods and services to liquidate foreign exchange was extended from 30 to 90 working days;

- the obligation for exporters to liquidate FX with the Argentine Central Bank was eliminated (previously this obligation had been made applicable to amounts over US$1 million);

- anticipated payment of debts with foreign creditors arising from import transactions was authorized independently from the contractual maturity;

- the previous authorization of the Argentine Central Bank was eliminated for transfers of funds abroad for payment of principal of debts of a financial nature by financial and non-financial legal entities and local governments (in early 2003, this prerequisite had been eliminated for transfers of funds abroad related to the payment of interest, profits and dividends by all debtors and for the payment of principal of debts of a financial nature by non-financial private sector legal entities that had restructured their foreign debt) except for financial institutions with financial assistance for liquidity reasons from the Argentine Central Bank still on their books, that would opt to restructure these liabilities under the provisions of Decrees No.739/03 and No.1262/03. See "Argentine Banking Regulation--Financial Assistance from the Argentine Central Bank-- Repayment of the

      Financial Assistance Granted Before April 1, 2003." For these institutions, including the Bank, the transfer of funds abroad to effect payments of principal of debts of a financial nature continues to require the previous approval of the Argentine Central Bank, except in the cases described in the paragraph above.

- the limit to acquire FX without authorization from the Argentine Central Bank was increased from US$300,000 to US$500,000 per month.

LOANS TO THE PRIVATE SECTOR AND "ASYMMETRIC INDEXATION"

Pursuant to Decree No.214/02, issued February 3, 2002 and complementary rules, assets and liabilities of the financial system denominated in foreign currency that had been converted into pesos by the Public Emergency Law were to be adjusted by a coefficient that would be published monthly by the Argentine Central Bank and calculated based on changes in the consumer price index, and a maximum interest rate (assets) and a minimum interest rate (liabilities) would be applicable to these assets and liabilities. Private sector loans were pesified at the Ps.1 per US dollar parity. The adjustment coefficient was known as "coeficiente de estabilizacion de referencia", or the CER. In the case of loans by financial institutions to the private sector, the adjustment by the CER coefficient would be retroactively applied beginning 180 days from February 4, 2002. For installment loans, it was established that, for a 6-month period beginning February 4, 2002, debtors would continue to pay, in pesos, an amount equal to that of the last installment. At the end of such period, the loan would be reprogrammed and the adjustment by the CER coefficient accumulated in the 6 months would be applied. For the remaining loans, except for credit card balances, debtors were granted a 6-month waiting period for payment, at the end of which the amount of the debt would be recalculated by applying the variation in the CER coefficient of the 6-month period.

Subsequently the majority of financial institutions loans to individuals were excluded from this adjustment, which was replaced by the CVS. As a result, financial institutions' liabilities that were pesified and to which indexation is applicable are adjusted by the CER, while pesified assets are adjusted by one of the two coefficients. These situation is know as "asymmetrical indexation".

Decrees No.762/02 (of May 7, 2002) and No.1,242/02 (of July 15, 2002) excluded from adjustment by the CER coefficient the following loans originally convened in US dollars and pesified: i) loans secured by residential mortgages on property representing a borrower's sole family residence, without limitation of amount; ii) personal loans up to US$12,000; and iii) personal loans secured by a pledge up to Ps. or US$30,000. These loans would be adjusted beginning October 1, 2002 by the CVS. Until then, the loan conditions applicable would be those as of February 2, 2002.

Subsequently, Law 25,642 sanctioned on September 11, 2002, postponed the application of the CER coefficient to September 30, 2002, for all obligations of individuals or companies to give amounts of money of up to Ps.400,000. In the case of debtors with the financial system, this amount had to be considered taking into account the indebtedness with the whole financial system.

On November 28, 2002, Congress sanctioned a project of a law that was regulated by Decree No.44/03 published in the Official Gazette on January 9, 2003. Law No.25,713, as regulated by such Decree, defined the methodology for the calculation of the CER coefficient and ratified the applicability of the CER adjustment to all obligations to give amounts of money originally denominated in foreign currency from February 3, 2002. Law No.25,713 maintained the exceptions established by the previous rules for pledge loans and personal loans. In the case of loans secured by residential mortgages on the borrower's sole family residence, the exception was maintained for loans originally convened for up to US$250,000. The date for the adjustment by the CVS of loans excluded from the CER adjustment was maintained at October 1, 2002. The new rule also provided that debtors with obligations not included in the previously mentioned exceptions and for amounts, as of February 3, 2002 and calculated as the borrower's total indebtedness with the financial system, of up to Ps.400,000 would be able to capitalize the CER adjustment accrued up to September 30, 2002. Once the debt is recalculated in such way, the loan has to be restructured so that the first installment at the moment of the restructuring does not exceed the last installment paid in accordance with the previous conditions. If the loan is not an installment loan, the CER adjustment accrued and accumulated up to September 30, 2002, must be paid in installments throughout a period of not less than 120 days. At the date of preparation of the Bank's unaudited consolidated financial statements as of December 31, 2002, Argentine Central Bank rules regulating the provisions of Law No.25713 were still pending.

As established by Decree No.410/02, loans related to foreign-trade transactions granted by financial institutions and the credit card balances related to purchases made outside of Argentina remained denominated in US dollars. This Decree also provided that interbank loans would be converted into pesos at the Ps.1.4 per US$1 exchange rate.

During most of 2002, outstanding rules limited creditors' ability to exercise their rights. On January 30, 2002, Law No.25,563 was enacted, which declared a production and credit emergency generated by the crisis affecting Argentina, to last until December 10, 2003. Among other measures this Law suspended for 180 days as from the effective date of that Law, all mortgage, pledge and other foreclosures of whatever origin, including those ordered in chapter 11 type of reorganization proceedings ("concursos"), whether they be made extra judicially or in execution of judgment (art.9 and 16). In addition, Law No.25,563 suspended for 180 days the procedure of bankruptcy ("quiebra") petitions filed (art.11) as well as all precautionary injunctions attached on property that is necessary for debtors to continue to carry their usual business and prohibited new ones (art.
16). On May 15, 2002, Law No.25,589 was enacted, which, among other things, repealed the articles of Law No.25,563 mentioned above and replaced article 16 provisions for the suspension for 180 days from the effective date of this Law of: i) auctions of real estate property that involve the home of the debtor and/or the goods and/or facilities used by the debtor in its commercial and/or productive activities or for the provision of services, ordered in foreclosure proceedings, in execution of judgments or in extrajudicial executions, and ii) the execution of precautionary injunctions ordering the dispossession of property used by commercial, industrial or similar establishments for carrying out their business activities and necessary for them to operate.

In November 2002, when the above mentioned terms expired, the government reached an agreement with all financial institutions by which financial institutions unanimously refrained from carrying out foreclosures until the end of January 2003.

On February 4, 2003, Decree No.204/03 created special emergency units to act as mediators between borrowers and creditors during a 90-day period beginning on February 6, 2003, the date of publication of the Decree in the Official Gazette. These units, that will intervene at the borrower's or the creditor's voluntary request, will function within the Ministry of Labor and the Ministry of Production, to intervene in foreclosure proceedings against individuals or small and medium-sized businesses, respectively. Participation in this mechanism is voluntary and does not involve the suspension or interruption of judicial proceedings' terms or of judicial or extrajudicial foreclosures, as regulated by applicable rules.

On May 8, 2003, Congress approved a new law that suspended foreclosure proceedings on real estate property constituting the home of debtors for a 90 working-day term beginning on the date of the promulgation of the law, which occurred on June 3, 2003.

DEPOSITS

Under the terms of Decree No.214/02, deposits in US dollars or other foreign currencies in financial institutions were compulsively converted into pesos at the exchange rate of Ps.1.4 per US$1. Based on the provisions of this Decree, Resolution No.6/02 of the Ministry of Economy established the restructuring of time deposits in pesos and of deposits originally denominated in US dollars and converted into pesos, above certain amounts. These measures were known as the "corralon". This rule established that restructured deposits would be reimbursed in accordance with the following schedule:

- time deposits in pesos of amounts up to Ps.10,000: 4 monthly equal payments beginning in March 2002; of more than Ps.10,000 and up to Ps.30,000: 12 monthly equal payments beginning in August 2002; of more than Ps.30,000: 24 monthly equal payments beginning in December 2003.

- Restructured deposits originally in dollars up to Ps.7,000: 12 monthly equal payments beginning in January 2003; of more than Ps.7,000 and up to Ps.14,000: 12 monthly equal payments beginning on March 2003; of more than Ps.14,000 and up to Ps.42,000: 18 monthly equal payments beginning in June 2003; of more than Ps.42,000: 24 monthly equal payments beginning in September 2003.

Non restructured amounts in dollar-denominated deposits accounts were allowed to be transferred to peso-denominated demand accounts. Decree No.214/02 also amended the "corralito" to allow for the entire withdrawal of salaries and pensions in cash and other exceptions.

The "corralito" and the mandatory restructuring of time deposits were meant to shield banks from further massive withdrawal of deposits. However, the financial system's deposit levels continued to diminish, despite the enforcement of the "corralito". One of the reasons for the continued reduction in the financial system's deposit levels was the increased access to funds in demand accounts that was permitted by Decree No.214/02 and the subsequent withdrawal of all such funds by depositors in the context of the prevailing lack of confidence in the financial system.

The other factor, that became increasingly important since March 2002, was the increase in the number of successful injunctions ("amparos") obtained by depositors requiring banks to release deposits. Even though the Executive Branch continued to enforce the "corralito", injunctions obtained by depositors resulted in a significant decrease in the financial system's deposits. Several other factors also contributed to this fund outflow, among which the most relevant were the uncertainty generated by the lack of an agreement between the Argentine government and the IMF and the growing expectations of a compulsory exchange of restructured time deposits for new bonds to be issued by the government.

During March and April 2002, due to the fact that outflows from the financial system were used to purchase foreign currency, the exchange rate began to increase from values of around Ps.2 per US$1 at the end of February, to values of around Ps.3 per US$1 or higher. In order to prevent additional deposit withdrawals from the financial system, which had a negative impact on the exchange rate level and, at the same time, on domestic prices, the government declared, on April 19, 2002, a new banking and foreign-exchange market holiday that lasted until April, 29, 2001.

The government's economic team intended to use the holiday to submit to Congress a bill providing for the mandatory conversion of restructured deposits into government bonds and other measures required by the IMF. None of these measures obtained support from Congress. This, together with rumors of changes in the foreign-exchange policy, triggered the resignation of the Minister of Economy, Mr. Remes Lenicov, and lead to a new institutional crisis. The crisis was overcome by the support that provincial governors gave to president Duhalde and a new Minister of Economy was designated. The new Minister, Mr. Roberto Lavagna, supported the foreign-exchange policy applied by his predecessor and consideration by Congress of a mandatory conversion of deposits into government bonds was suspended. In order to restrict fund outflows from the financial system, Law No.25,587 was passed on April 25, 2002, that requires banks to release deposits only when injunctions have been issued pursuant to final non-appealable judicial decisions.

Enforcement of this Law limited bank losses of deposits due to legal actions, but did not eliminated it. Banks continued to reimburse restructured deposits to its holders pursuant to such judicial actions. A substantial amount of these payments is still pending. In addition, a substantial portion of these payments had to be made at exchange rates higher than the Ps.1.4 per US$1 exchange rate at which the pesification was enforced.

In an attempt to solve the problem represented by the need to eliminate the "corralito" and by the reimbursement of restructured deposits, even under the terms of the restructuring schedule, Minister Lavagna replaced the compulsory exchange of deposits for government bonds proposed by his predecessor for a voluntary exchange (known as "Canje I") and the possibility for holders of bonds delivered at the exchange and of restructured deposits not tendered in the exchange to use such bonds and deposits in a series of transactions. On June 1, 2002, through Decree No.905/02, among other measures, the government established a voluntary exchange of restructured deposits and demand deposits into different bonds that would be issued by the government.

Decree No.905/02 established a mechanism pursuant to which any holder of restructured deposits and demand deposits, as well as all of those depositors that had participated in the voluntary exchange regime previously established by Decree No.494/02, were initially given a 30-day option to exchange their deposits for new Argentine government bonds the terms of which are set forth in Decree No.905/02. Decree No. 905/02 defined a peso-denominated bond maturing 2007 (Boden 2007) and two dollar-denominated bonds, one maturing 2005 and the other in 2012 (Boden 2005 and Boden 2012), as the options to be offered to depositors that chose to participate in the swap. The period to exercise the options described expired in mid July.

Decree No.905/02 established that subscription by financial institutions of the government bonds to be offered to depositors had to be carried in cash, obtained through advances to be granted to them by the Argentine Central Bank. These advances had to be fully secured by public and private sector debt instruments held by financial institutions, in accordance with the provisions of article 15 of Decree No.905/02 (that established assets included and their order of preference), except in the case of Boden 2012, which had to be acquired in the first place by delivering 9% National Government Bonds maturing 2002 ("Bonos Encaje"). In accordance with Decree No.905/02 such advances would have the same terms as the bonds to be subscribed with the funds provided by them.

In addition, Decree No. 905/02 established that non-exchanged restructured deposits would remain under the repayment schedule defined by Resolution No.6/02 of the Ministry of Economy as amended, but would be registered with Caja de Valores S.A. and constitute publicly negotiable securities listed in self-regulated exchanges of the country. Holders of certificates of restructured deposits (known as "CEDROs") would be able to subscribe primary issues of equity and debt securities authorized to be publicly offered by the CNV and authorized to be listed by an exchange. Decree No. 905/02 also established the possibility of using restructured deposits to repay those loans granted by the same financial institution where the deposits were held.

Due to the success of the Canje I, the economic team decided to extend the possibilities offered by the voluntary exchange regime, which it favors as the solution to the "corralito", and the reimbursement of restructured deposits.

Through Decree No.1836/02 dated September 16, 2002, that was regulated by Argentine Central Bank's Communique "A" 3740, the government announced a new exchange (known as "Canje II") of deposits for government bonds and the possibility for holders of restructured deposits outstanding as of May 31, 2002, of up to Ps.7,000 (excluding the CER adjustment), to exchange them for cash. Financial institutions were allowed to extend this possibility to holders of restructured deposits of up to Ps.10,000 (excluding the CER adjustment). The period to receive cash was initially set to expire on October 30, 2002, and was subsequently postponed up to and including November 21, 2002.

This new exchange contemplated different options for holders of CEDROs or depositors that might have participated in the previous exchange of deposits for government bonds implemented by the government. The period to exercise these options was initially set to expire on October 30, 2002, and was postponed up to and including December 12, 2002 and, subsequently, up to and including March 12, 2003. On March 11, 2003, Resolution No.146/03 of the Ministry of Economy postponed the closing date of the Canje II by 90 working days from the date previously established, until May 23, 2003.

Decree No.1836/02 opened the possibility for financial institutions to acquire the government bonds to be delivered to depositors, in exchange for secured loans and the other public sector debt instruments held by financial institutions included in art.15 of Decree No.905/02, with the preference there established. The possibility of acquiring the government bonds to be delivered to depositors through advances granted by the Argentine Central Bank secured by the assets mentioned in the previous sentence was maintained, and the possibility of acquiring such bonds in cash was added in those cases were the amount of bonds to be delivered to depositors by a bank exceeds such bank's holdings of assets eligible to be exchanged for bonds or given as collateral of advances.

In addition, Decree No.1836/02 allowed financial institutions to offer dollar-denominated government bonds maturing in 2006 to depositors having initiated judicial actions pending resolution, to recover their deposits. Acceptance of such bonds is voluntary.

Given the favorable trend shown during the second half of 2002 by the financial system's deposit base, through its Resolution No.668/02 and effective December 2, 2002, the Ministry of Economy eliminated the restrictions still in force on the amounts that depositors were allowed to withdraw in cash from transactional deposit accounts (current and savings accounts). These accounts were incorporated to the free account system established by article 26 of Decree No.905/02. These measures meant the lifting of the "corralito."

On March 5, 2003, the Argentine Supreme Court (the "Supreme Court") ruled on the lawsuit of the Province of San Luis against the Argentine National Government, concerning the claim of the reimbursement, in dollars or in pesos for an amount equivalent to the dollar amount at the free exchange rate, of a pesified dollar-denominated deposit that the Province of San Luis holds at Banco Nacion. In its ruling, the Supreme Court declared art. 2 of Decree

No.214/02 unconstitutional (the article that had pesified the dollar-denominated deposits outstanding in the Argentine financial system) and ordered Banco Nacion to reimburse the Province of San Luis' deposit in dollars or in pesos for an amount equivalent to the dollar amount at the free exchange rate. In its ruling, the Supreme Court established a 60-day term for the parties to convene or determine the manner and the terms of the reimbursement of the deposit. The parties have not reached an agreement within the established period. Therefore, the issue will be resolved by the Supreme Court, which is pending at the date hereof.

Continuing with the progressive freeing of restructured deposits ("corralon"), through Decree No.739/03 of April 1, 2003, regulated by Argentine Central Bank's Communique "A"3919, the Argentine government offered holders of such deposits the possibility to request from financial institutions and the National Government, the reimbursement of their deposits, on conditions that varied depending on the amount of the deposit and its original currency of denomination. The period to exercise the options contemplated began on April 8 and ended on May 23, 2003.

For deposits originally constituted in dollars for up to US$30,000 (or $42,000), Decree No.739/03 established that financial institutions would constitute a demand deposit for the original amount adjusted by the CER and interests as of April 1, 2003. For deposits originally constituted in pesos, deposit holders could request financial institutions to credit the technical value of their CEDROs as of the payment date in a demand account.

For deposits dollar-denominated in origin of greater amounts, Decree No.739/03 established that, for the amount adjusted in the same way as described in the preceding paragraph, financial institutions would constitute a time deposit maturing in 90 or 120 days depending on the deposit amount. In all three cases the difference between the nominal amount of the deposit principal adjusted by the CER and the equivalent in pesos of the original dollar amount of the deposit at the reference exchange rate informed by the Argentine Central Bank as of April 1, 2003 ($2.979 per US dollar) will be repaid by the National Government through the delivery of "National Government Bonds in Dollars Maturing 2013" (Boden 2013).

COMPENSATION TO FINANCIAL INSTITUTIONS

For the "Asymmetric Pesification" and its Consequences

As provided for by Decrees No.214/02, No.320/02, No.410/02, No.471/02,
No.704/02, No.905/02 and No.992/02 and complementary ones, as amended, and Argentine Central Bank Communiques "A" 3467, 3507, 3561 and 3648 and complementary ones, as amended, a significant portion of financial institutions' assets and liabilities denominated in foreign currency, which formed part of its net asset positions in foreign currency were converted into pesos at different exchange rates.

Decree No.214/02 provided for the compensation, through the issuance by the government of a bond to be delivered to financial institutions, of the losses that financial institutions would otherwise suffer as a result of the conversion of bank assets and liabilities into pesos at different exchange rates and the short foreign currency positions that would result from such conversion. Decree No.494/02 provided a methodology for the calculation of the amount of compensation and established that the government objective in providing such compensation was to cause financial institutions' net worth to return to the levels prior to the pesification, by compensating them for:

- the losses caused by the conversion into pesos of a significant portion of their liabilities at the Ps.1.4 per US$1 exchange rate, greater than the Ps.1 per US$1 exchange rate established for the conversion into pesos of a significant portion of its dollar-denominated assets. This would be achieved through the issuance and delivery of a peso-denominated compensatory bond maturing 2007 (Boden 2007).

- the currency mismatch generated by the compulsory pesification of certain portions of financial institutions' assets and liabilities. This would be achieved through the conversion of the compensatory bond originally peso-denominated into a dollar-denominated compensatory bond and, if necessary, through the subscription of a dollar-denominated hedge bond. For this, the government established the issuance of a dollar-denominated bond bearing Libor and maturing in 2012 (Boden 2012).

On June 1, 2002, the Argentine government passed Decree No.905/02 that, among others, replaced the provisions of Decree No.494/02 related to the methodology by which to calculate the amount of compensation to be received by financial institutions. Decree No.905/02 provided that the compensation to which a financial institution was entitled to would be calculated by taking into account the imbalances generated by the government's pesification measures in the balance sheet of such financial institution's headquarters and branches located in Argentina as of December 31, 2001, only, limiting the provision of compensation on account of imbalances generated in the balance sheets of such institution's foreign branches and subsidiaries and local subsidiaries with complementary activities, exclusively to the effects of the conversion into pesos of such foreign branches' and subsidiaries' investments in secured loans. Therefore, the negative impact of the pesification of the assets of a bank's foreign branches and subsidiaries and local subsidiaries with complementary activities subject to Argentine Law, remained excluded from the compensation scope. On October 28, 2002, the government issued Decree No.2167/02 which modified Article 29 of Decree No.905/02 by incorporating into the calculation of the compensation amounts those assets and liabilities recorded in foreign branches and subsidiaries which were subject to the provisions of Decree No.214/02 and complementary ones. Decree No.2167/02 did not contemplate any changes with respect to the assets of subsidiaries with complementary activity.

Through its Communiques "A" 3805 and "A" 3825, the Argentine Central Bank regulated the changes introduced by Decree No.2167/02 and established that no later than December 23, 2002, financial institutions had to inform the Central Bank of the amounts of compensation to which they were entitled under the new rules.

For the "Asymmetric Indexation" and Legal Actions Related to the Reimbursement of Deposits

Financial institutions have requested to the government that they be compensated for the losses generated to them by other economic policy measures or facts such as: i) the reimbursement of deposits pursuant to judicial orders ("amparos") at the free market exchange rate, which was greater than that established by the government for the conversion into pesos of included financial institutions' assets and liabilities, and ii) the adjustment for inflation of included assets and liabilities by using different coefficients, the CER or the CVS ("asymmetric indexation"). At the date hereof, the authorities have not announced any measures to compensate these issues.

Currently, a law project is at the consideration of Congress that contemplates to compensate financial institutions for the effects of the economic policy measures or circumstances generated by the measures described in the paragraph above. At the date hereof this project remains under discussion by Congress.

The Bank has retained its rights to make claims, at suitable times, for the negative effects on its financial condition caused by these measures.

See "--Argentine Banking Regulation--Legal Actions Related to the Reimbursement of Deposits."

FINANCIAL STATEMENTS' ADJUSTMENT FOR INFLATION

Argentine Central Bank's Communique "A" 3702, Resolution No.240/02 of the FACPCE and Resolution No.415/02 from the National Securities Commission established that banks' financial statements for periods ended in 2002 would be restated for inflation by using the wholesale price index published by INDEC.

The reestablishment of the adjustment of financial statements for inflation has had a significant adverse effect on financial institutions' results of operations during most of 2002. This was a consequence of the fact that, given the conversion into pesos of the different assets held by banks and the changes to their terms and conditions mandated by different government rules (public sector debt instruments and loans to the private sector) that established the adjustment of principal of pesified assets and liabilities by the CER or the CVS and the accrual of maximum and minimum interest rates, a bank's liquid net worth (monetary assets less monetary liabilities) was left, to a large extent, invested in assets that have yielded rates lower than the rate of inflation used to recognize in income statements the cost of exposure of such liquid net worth to inflation.

In accordance with the provisions of Decree No.664/03, on April 8, 2003, the Argentine Central Bank established through its Communique "A"3921 that, beginning on March 1, 2003, financial statements' adjustment for inflation was to be discontinued.

ARGENTINE BANKING REGULATION

The following is a summary of certain matters relating to the Argentine banking system, including provisions of Argentine law and regulations applicable to financial institutions in Argentina. This summary is not intended to constitute a complete analysis of all laws and regulations applicable to financial institutions in Argentina.

Due to the crisis environment and to the significant regulatory changes implemented in 2002, during that year and to the date hereof, several of the rules and regulations described below have not been fully enforced by the Argentine Central Bank. This information should be read in conjunction with "Item 3. Key Information--Risk Factors" and "--Main Regulatory Changes in 2002 and 2003" appearing elsewhere in this annual report.

General

Since 1977, banking activities in Argentina have been regulated under the Financial Institutions' Law which places the supervision and control of the Argentine banking system in the hands of the Argentine Central Bank, which is an autonomous institution. The Argentine Central Bank has vested the Superintendencia de Entidades Financieras y Cambiarias (Superintendency of Financial and Exchange Institutions, the "Financial Superintendency") with most of the Argentine Central Bank's supervisory powers. In this section, unless the context otherwise requires, references to the Argentine Central Bank shall be understood as references to the Argentine Central Bank acting through the Financial Superintendency. The Financial Institutions' Law provides the Argentine Central Bank with broad access to the accounting systems, books, correspondence, and other documents of banking institutions. The Argentine Central Bank regulates the supply of credit and monitors the liquidity of, and generally supervises the operation of, the Argentine banking system. The Argentine Central Bank enforces the Financial Institutions' Law and grants authorization for banks to operate in Argentina. The Financial Institutions' Law confers numerous powers to the Argentine Central Bank, including the ability to grant and revoke bank licenses, to authorize the establishment of branches outside Argentina, to approve bank mergers, capital increases and certain transfers of stock, to fix minimum capital, liquidity and solvency requirements and lending limits, to grant certain credit facilities to financial institutions in cases of temporary liquidity problems and to promulgate other regulations that further the intent of the Financial Institutions' Law.

Current regulations place the operation of local and foreign owned banks on equal regulatory terms.

The Emergency Law sanctioned on February 6, 2002 introduced substantial amendments to the Argentine Central Bank's charter which, among others, released certain restrictions on its ability to act as a lender of last resort, allowed the Argentine Central Bank to make advances to the national government for up to 10% of the cash funds obtained during the preceding 12 months (which before could only be effected by purchasing at market prices negotiable securities issued by the National Treasury) and released the restriction whereby up to one third of the freely available international reserves could be composed of government securities considered at market values.

Decree No. 32/01 established the creation of the Bank Liquidity Fund, in order to supply liquidity to the banking sector and with the ability to: extend loans to financial entities, acquire assets from those entities, and subscribe and pay corporate bonds. This fund is managed by Sedesa, who is the fund's fiduciary. The fund has a five-year existence. Financial would build up the fund through the subscription of certificates Class A, for a proportion of the daily average balance (in pesos and dollars) deposited in each financial entity in November 2001. Presently, the Argentine Central Bank's Communique "A" 3582 has set at 0% the contribution to the fund.

SUPERVISION

As supervisor of the Argentine financial system, the Argentine Central Bank requires financial institutions to submit information on a daily, monthly, quarterly, semi-annual and annual basis. These reports that include balance sheets and income statements, information relating to reserve funds, use of deposits, portfolio quality (including details on debtors and any loan-loss provision established) and other pertinent information, allow the Argentine Central Bank to monitor financial institutions' financial condition and business practices.

In order to exercise supervision, the Argentine Central Bank requires financial institutions to submit certain information, including the following:

- monthly consolidated financial statements of the financial institution, its local and foreign branches and its "material subsidiaries";

- quarterly and annual consolidated financial statements of the financial institution, its local and foreign branches, its "subsidiaries," material subsidiaries of material subsidiaries, those "associated institutions" determined by the Argentine Central Bank and companies not mentioned above but elected by the financial institution to be consolidated with the prior approval of the Argentine Central Bank;

- a detailed list, at June 30 and December 31 of each year, of local and foreign companies "related" either to the directors of the financial institution or to holders of at least 5.0% of the financial institution's capital stock or its voting stock; and

- consolidated semiannual financial statements of the economic group comprising the controlling shareholders or controlling group of the financial institution, except where the controlling shareholders are local financial institutions or foreign financial institutions subject to a consolidated supervision regime in the country of origin.

The Argentine Central Bank carries out formal inspections from time to time of all banking institutions for purposes of monitoring compliance by banks with legal and regulatory requirements. If the Argentine Central Bank rules are breached, it may impose various sanctions depending on the gravity of the violation. These sanctions range from calling attention to the infraction to the imposition of fines or even the revocation of the financial institution's operating license. Moreover, non-compliance with certain rules may result in the obligatory presentation to the Argentine Central Bank of specific adequacy or regularization plans. The Argentine Central Bank must approve these plans in order for the financial institution to remain in business.

Financial institutions have been subject to the supervision of the Argentine Central Bank on a consolidated basis since 1994. The Argentine Central Bank requires financial entities (i) to consolidate their quarterly and annual financial statements with all corporate and financial entities in its economic group; and (ii) to prepare consolidated semi-annual financial statements for its economic group, unless the company or financial entity controlling the economic group is required to prepare audited consolidated financial statements in the country in which it is incorporated. Information set out in "--Limitations on Types of Business", "--Capital Adequacy Requirements", "--Lending Limits" and "--Loan Classification System and Loan Loss Provisions" relating to a bank's loan portfolio, are calculated on a consolidated basis. However, regulations relating to a bank's deposits are not based on consolidated information, but on such bank's deposits in Argentina (for example, liquidity requirements and contributions to the deposit insurance system).

Due to the significant impact of the crisis that unfolded in Argentina since December 2001, in 2002 the Argentine Central Bank suspended the requirement of submission of certain information or changed or postponed the filing dates prescribed by the information regime to which financial institutions were subject. In particular, presentation of information and compliance with minimum capital requirements continues to be suspended, while a new regime was defined by the Argentine Central Bank but without specification of effective dates. See the "--Capital Adequacy Requirements" section below.

FINANCIAL SYSTEM'S RESTRUCTURING UNIT ("UNIDAD DE REESTRUCTURACION DEL SISTEMA FINANCIERO" OR "URSF")

Decree No.1262/03 of April 1, 2003, created the Financial System's Restructuring Unit, comprised of three members appointed by the Ministry of Economy and three members appointed by the Argentine Central Bank to decide on the strategy to be followed and the measures to be taken in order to restructure the Argentine financial system, including the conditions under which financial institutions will repay the financial assistance granted by the Argentine Central Bank in accordance with art.17 of its Charter.

A specific task of the Argentine Central Bank in the financial system's restructuring process currently in place will be to provide the rules and the prudential regulations under which the financial system will operate in the new post-convertibility monetary and foreign exchange system, which is currently being shaped, as described below. This process is still in progress, to a large extent, given that 2002 was mainly an emergency period.

EXAMINATION BY THE ARGENTINE CENTRAL BANK

Accordingly, the Argentine Central Bank established the "CAMEL" quality rating system which is based on weighting consistent and comparable criteria, creditworthiness, compliance with the Financial Institutions' Law, administrative order and the general operating solvency of a financial institution. Each letter of the CAMEL system corresponds to the following areas of the operations of each bank being rated: "C" represents capital, "A" represents assets, "M" represents management, "E" represents earnings, and "L" represents liquidity. Each factor is evaluated and rated on a scale from 1 to 5, 1 being the highest rating an entity can receive. By combining the individual factors that are under evaluation, a combined index can be obtained that represents the final rating for the financial institution.

The rating a bank receives from the CAMEL system can be used by the Argentine Central Bank in making decisions, such as determining the levels of minimum capital or the amount of contributions a bank is required to make to the insurance guarantee system. The Argentine Central Bank begun to rate each Argentine financial institution based on the results of a periodic examination conducted by the Financial Superintendency, in accordance with the CAMEL system, in October 1994. The last examination to Banco Galicia was carried based on information as of September 30, 2000 and the rating obtained, informed to the Bank on October 15, 2001 was the highest, as had occurred in the previous years.

BASIC SYSTEM

The Argentine Central Bank established a control system ("BASIC") which requires all financial entities to comply with a set of procedures concerning the operations of such financial entities with the purpose of allowing the public access to a greater level of information and safety with respect to their holdings in the Argentine financial system. Each letter of the BASIC system corresponds to one of the following procedures:

B ("Bonos" or Bonds). The Argentine Central Bank required that, on an annual basis, all financial institutions in Argentina engage in certain transactions (such as the issuance of debt in a country that is both a member of the OECD and has a sovereign debt rating of "AAA" or the issuance of debt to an Argentine financial entity that is in compliance with the alternative procedure described) in order to expose them to scrutiny and analysis by third parties with high standards. Since the adoption of this requirement, the Bank has always been in compliance with it. The requirement was repealed by means of Argentine Central Bank Communique "A" 3498 effective March 1, 2002.

A ("Auditoria" or Audit). The Argentine Central Bank requires a set of audit procedures that include:

(a) the creation of a registry of auditors; (b) the implementation of strict accounting procedures to be complied with by auditors; (c) the payment of a performance guarantee by those auditors to induce their compliance with the procedures, and (d) the creation of a department within the Argentine Central Bank liable for verifying that the procedures are followed. The purpose of this requirement is to assure accurate disclosures by the financial entities to both the Financial Superintendency and the public.

S ("Supervision" or Supervision). The Argentine Central Bank reserves the right to inspect financial entities from time to time.

I ("Informacion" or Information). The Argentine Central Bank requires financial entities to disclose on a monthly basis certain daily, weekly, monthly and quarterly statistical information.

C ("Calificacion" or Rating). The Argentine Central Bank established a system requiring periodic credit evaluation by internationally recognized rating agencies, which was suspended by Communique "A"3601 of May 2002.

LEGAL RESERVE

The Argentine Central Bank requires that banks allocate each year to a legal reserve a percentage of net income set by the Argentine Central Bank, which is currently 20.0%. Such reserve can only be used during periods in which a bank has incurred losses and has exhausted all allowances and other provisions. Dividends may not be paid if the legal reserve has been impaired.

LIMITATIONS ON TYPES OF BUSINESS

As provided by the Financial Institutions' Law, commercial banks are authorized to conduct all activities and operations that are not specifically prohibited by law or by regulations of the Argentine Central Bank. Some of the activities which are permitted include the ability to make and receive loans; to receive deposits from the public in both local and foreign currency; to guarantee customers' debts; to acquire, place or negotiate stock or debt securities in the Argentine OTC Market, subject to the prior approval of the National Securities Commission (Comision Nacional de Valores, the "CNV"); to conduct transactions in foreign currency; to act as fiduciary; and to issue credit cards.

Banks are not permitted to own commercial, industrial, agricultural and other types of businesses, except with prior authorization from the Argentine Central Bank. Under Argentine Central Bank regulations, the aggregate amount of equity investments of a commercial bank (including participations in domestic mutual funds called "fondos comunes de inversion") may not exceed 50% of such bank's Adjusted Shareholders' Equity or Computable Regulatory Capital (as defined below). In addition, investment in:

- unlisted equity shares excluding (a) stock of companies which provide services complementary to the services offered by the bank, and (b) certain stock participations which are necessary in order to obtain the rendering of public services, if any,

- listed stock and participations in mutual funds which are not included in order to determine the capital requirements related to market risk; and

- listed stock that does not have a "largely publicly available" market price (when daily quotes of relevant transactions are available, which quotes would not be significantly affected by the disposition of the bank's holdings of such stock)

may not exceed, in the aggregate, 15% of a bank's Adjusted Shareholders' Equity.

"Adjusted Shareholders' Equity" or "Computable Regulatory Capital" is defined under the Argentine Central Bank's regulations as the so-called (a) "basic" shareholders' equity or "core capital", which includes capital stock, capital adjustments, reserves, uncapitalized irrevocable capital contributions, audited retained earnings and, pursuant to the consolidated supervision regime, third party holdings; plus (b) the so-called "complementary" shareholders' equity which includes certain subordinated debt securities, a portion of the allowances required by the Argentine Central Bank in respect of loans classified Normal and Normal Performance (as such terms are defined in "Interest Rate Sensitivty of Outstanding Loans as of December 31, 2002--Argentine Central Bank's Loan Classification and Loan Loss Provisions") plus certain unaudited net income and less certain items such as permanent investments in other financial institutions, capital assigned to offshore branches, certain intangible assets and nonintegrated capital.

Nevertheless, for purposes of calculating the limits described both above and in "--Lending Limits," it is not necessary to deduct the capital assigned to offshore branches from a bank's shareholders' equity.

Under Argentine Central Bank regulations, financial institutions are typically precluded from engaging directly in insurance activities and from holding an equity interest in excess of 12.5% of the outstanding capital of a company that does not provide services complementary to those provided by financial institutions or which exceeds specified percentages of the respective financial institution's Adjusted Shareholders' Equity as described above. The Argentine Central Bank determines which services are complementary to the services provided by financial institutions.

Through Communique "A"3918 the Argentine Central Bank established that beginning April 1, 2003 and until December 31, 2003, financial institutions will be allowed to receive in payment of credits granted shares or equity participations in the capital of a company with activities other than complementary activities, not exceeding 20% of the capital stock or of voting rights, subject to certain conditions: (i) if the incorporation implies the acquisition of control, a plan must be presented to the Argentine Central Bank in no less than 90 days from such incorporation, in order to dispose of the interest, which shall not exceed 12.5% in a one-year period (the Financial Superintendency can authorize an extension of this period), (ii) if the incorporation does not imply the acquisition of control, it shall be reduced to a maximum of 12.5% in a one-year period. These assets shall be incorporated for the lower of the net amount of the loan or a valuation based on an audited balance sheet less than 60 days old. Subsequent positive adjustments shall be accepted by the independent auditor.

LEGAL ACTIONS RELATED TO THE REIMBURSEMENT OF DEPOSITS

Through Communique "A"3916, the Argentine Central Bank admitted the recording of an asset (an intangible asset) for the difference between the amount paid by financial institutions pursuant to judicial orders mandating so, and the amount resulting from the conversion into pesos of the dollar balance of the deposits reimbursed at the Ps.1.40 per US dollar exchange rate (adjusted by CER and interest accrued until the date of the reimbursement), establishing also that the corresponding amount had to be amortized in 60 equal installments, equal and consecutive beginning April 2003.

The Bank has retained its rights to make claims at suitable times for the negative effect on its financial condition caused by the reimbursement of deposits dollar denominated in origin, in dollars or in pesos for the equivalent amount at the market exchange rate, mandated by court orders or final judgements, given that compensation of this effect was not included in the determination of the compensation to financial institutions. The method contemplated by the Argentine Central Bank in the above mentioned Communique, of recording a deferred loss does not affect the legitimacy of such rights. To this effect, the Bank has reserved the corresponding rights.

LEGAL RESERVE REQUIREMENTS

After the crisis of early 1995 (known as the Tequila Crisis) a system of "minimum liquidity requirements" was created in substitution of the previous minimum cash reserve requirements. In order to meet the minimum liquidity requirements, a percentage of a bank's liabilities, depending on the type of account, and on the remaining maturity of a bank's liabilities had to be invested in certain specific instruments, so that financial institutions could obtain a return on the reserves, thus reducing their cost. The types of permitted instruments were, among others: (1) reverse repurchase agreements with the Argentine Central Bank; (2) deposits in a liquidity account opened in the New York branch of Deutsche Bank; (3) foreign high rated instruments covered by a put option; (4) "stand by" letter of credit, with a minimum of 180 days outstanding issued in U.S. Dollars by foreign banks, which must have a rating of "A" or higher by an international credit rating agency admitted by the Argentine Central Bank; (5) certificates of deposits acquired by the Argentine Central Bank from foreign banks, and transferred to the bank by the Argentine Central Bank; etc.

Compliance with the minimum liquidity requirements of a bank was determined in average for monthly periods. However, the Argentine Central Bank modifies from time to time this practice depending on monetary policy considerations. The coverage percentages in force in May 2001 were the following:

Type of Account                                                                                      Reserves
---------------                                                                                      --------
Current accounts and other demand deposits.........................................................     18%
Savings accounts...................................................................................     18
Time deposits, acceptances, swaps, negotiable obligations, and credit facilities from correspondent banks (other than foreign trade facilities)
less than 60 days..................................................................................     18
from 60 days to 89 days............................................................................     18
from 90 days to 179 days...........................................................................     13
from 180 days to 365 days..........................................................................      8
more than 365 days.................................................................................     --

Through its Communique "A" 3251, the Argentine Central Bank allowed the "9% National Government Bond Due 2002" (Bono del Gobierno Nacional 9% con Vencimiento 2002 or "Bono Encaje") to be included among the financial instruments eligible to comply with the minimum liquidity requirement regulation. The Bank subscribed Ps.557 million of this bond.

Through its Communique "A"3274, the Argentine Central Bank changed the regulations for bank reserve requirements, effective June 1, 2001. According to said Communique, minimum liquidity requirements remained in effect only for liabilities with a fixed maturity, for which banks continued, as previously required, to apply a sliding scale of percentage liquidity requirements that decreased as the remaining maturity of the liability increases. These percentages were set at 22% for remaining maturities of up to 89 days, 15% for up to 179 days, 10% for up to 364 days, and 0% for more than one year. In addition, the regulation established "minimum cash requirements" for demand deposits (savings accounts, current accounts, and other demand-deposit accounts) at 15.5%. The assets eligible for compliance with this requirement were cash held in bank vaults and balances held at the Argentine Central Bank. Through its Communique "A"3311, the Argentine Central Bank reduced the minimum liquidity requirements by one percentage point for the July-August 2001 period, and allowed the inclusion of cash being transported and cash held in custody with armored-car companies as eligible for compliance with minimum cash requirements.

Beginning June 1, 2001, bank accounts at the Argentine Central Bank started to be remunerated. The reverse repurchase agreements with the Argentine Central Bank ceased to be eligible to comply with the minimum liquidity requirements, given the Argentine Central Bank belief that making bank accounts at the Argentine Central Bank remunerated would eliminate the need for such operations to be entered into.

The minimum liquidity requirements and the minimum cash requirements and banks compliance with the level required continued to be determined in average for monthly periods.

Due to the systemic liquidity shortage resulting from deposit outflows, which accelerated during the last quarter of 2001, in December of that year, the Argentine Central Bank decided to modify the regulations governing liquidity requirements. The most significant measures were as follows:

- The period to be considered for the determination of a bank's minimum liquidity and cash requirements position was extended to a quarter (November 2001 - January 2002).

- Setting an additional minimum cash requirement when rates paid by financial institutions exceeded the survey rate in 100 basic points.

- Setting an additional 75% minimum cash requirement applicable to the monthly average increase of deposits with respect to the balance verified as of November 30, 2001.

- Setting a additional 25% minimum cash requirement applicable to the monthly average increase of deposits with respect to the balance verified as of January 4, 2002.

- The reduction of minimum liquidity requirements to 15%, 8% and 3% according to the remaining maturity (up to 89 days, 179 days and 364 days, respectively) and of minimum cash requirements to 12.5%. The purpose of this measure was to grant financial institutions the necessary resources in order to take part in the "Bank Liquidity Fund" created by Decree N0.32/01 to provide the banking system with sufficient liquidity.

Through Argentine Central Bank's Communique "A" 3328 and "A" 3338, the decrease of one percentage point for the minimum liquidity requirements was extended for the months of September and October of 2001. In addition, Communique "A" 3338 increased in three percentage points the minimum cash requirement beginning on October 1, 2001. Moreover, Argentine Central Bank's Communique No.41.811 determined that the minimum liquidity and cash requirement balances for November and December 2001 and January 2002, would be computed on a quarterly basis.

By means of Communique "A" 3498, effective March 1, 2002, the Argentine Central Bank eliminated the minimum liquidity requirements and modified the regulations addressing minimum cash requirements. The new regulation established, a standard 40% requirement, irrespective of the remaining maturity of obligations, but excluded deposits that had been restructured, insofar as the maturity of installments exceeded one year, in which case the applicable minimum cash requirement was 0%. Communique "A" 3506 established different minimum cash requirements for deposits made in cash or in funds originated in transfers from abroad, based on the terms of deposits (up to 13 days: 9%, from 14 days to 29 days: 7%, and more than 30 days: 5%). The additional requirements discussed above remained.

Compliance with the minimum cash requirements must be accomplished, in the same currency as the liability that originates the requirement, with cash in bank vaults, the balances of banks' current accounts at the Argentine Central

Bank and the balances of the special escrow accounts held by banks at the Argentine Central Bank in favor of clearing houses.

Communique "A"3598 as amended established the rules regarding "minimum placement requirements," effective May 1, 2002. As a result, rules in effect as of December 31, 2002, regarding legal reserve requirements set forth by the Argentine Central Bank define "minimum cash requirements" and "minimum fund placement requirements".

The minimum cash requirements established were at 14% on time deposits and at 22% on demand deposits (deposits in savings accounts and current accounts). Regulations allowed the "Special Funds former Almafuerte and Mendoza Banks" to be considered as a lower requirement, as per Resolution No.36/03 of the Argentine Central Bank. See "Item 5. Operating and Financial Review and Prospectus--Description of Consolidated Assets and--Description of Consolidated Liabilities." The assets computable for compliance with this requirement are the technical cash, which comprises notes and coins in banks' vaults and the balances of the peso- and dollar-denominated accounts and of the escrow accounts in favor of the clearing houses held by banks at the Argentine Central Bank.

The "minimum fund placement requirements" amounted to 12% of time deposits and 18% of demand deposits. Certain assets were eligible to comply with this requirement. Funds were to be applied to (i) credits acquired from or debt securities or participation certificates issued by financial trusts or other sums of money applied to those ends obtained in transactions formalized or to be formalized as from November 26, 1998, related to the restructuring of financial institutions under the framework of article 35 bis of the Financial Institutions Law, including possible unpaid balances of participation certificates or debt securities of such trusts, subscribed before January 31, 2001, (ii) Argentine Central Bank bills in pesos adjustable by the CER and (iii) holdings of "National Government Bond at 9% Maturing in 2002." On this respect, the Argentine Central Bank established a schedule that exhausts the amounts computable in July 2003. In accordance with Argentine Central Bank regulations, the Bank complies in excess with this requirement by taking into account the amount of its holdings of such bond as of June 30, 2002. In case a bank does not have the necessary assets, the "minimum fund placement requirements" turn into greater "minimum cash requirements".

Through Communique "A"3917, the Argentine Central Bank reduced the "minimum cash requirements" and "minimum fund placement requirements" arising from demand-deposits accounts and time deposits denominated in pesos, applicable beginning on April 1, 2003. For demand-deposit accounts the minimum cash requirement decreased from 22% to 18% and the requirement applicable to time deposits was reduced by 1 percentage point. The minimum fund placement requirement decreased from 18% to 17% for demand-deposit accounts and from 12% to 11% for time deposits.

The Bank was in compliance with the legal reserve requirements as of December 31, 2002.

CAPITAL ADEQUACY REQUIREMENTS

Due to the deep changes made during 2002 to the financial system's operations, which significantly affected the variables to determine the minimum capital requirements, through its Communiques "A" 3599 and "A"3604 dated May 3 and 9, 2002, respectively, the Argentine Central Bank suspended the submission of this information by financial institutions.

Until December 31, 2001, Argentine banks had to comply with the minimum capital requirements established by the Argentine Central Bank, which were based on the methodology of the Basel Committee on Banking Supervision of the Bank for International Settlements ("The Basle Committee"). Banks had to comply with capital requirements both on an unconsolidated basis and on a consolidated basis with its significant subsidiaries. Until December 31, 2001, the Bank had complied in excess with the minimum capital requirements. See "--Interest Rate Sensitivity of Outstanding Loans as of December 31, 2002--Regulatory Capital."

Until December 2001, the Argentine Central Bank rules defined capital requirements to cover credit risk, market risk and interest rate risk. Lending to the non-financial public sector and holdings of government securities in investment accounts had specific and different capital requirements. These requirements were based on the methodology for addressing credit risk that was proposed in 1988 by the Basel Committee on Banking Supervision of the Bank for International Settlements. The requirements were also based on the Basel Committee's 1995 methodology for addressing market risks. In October 1998, the Argentine Central Bank added a minimum capital requirement based on interest-rate gaps, which took effect in July 1999. Effective July 2000, new minimum capital requirements were adopted for loans to the non-financial public sector and securities in investment accounts.

According to Argentine Central Bank regulations outstanding as of December 31, 2001, the minimum capital required to cover credit risk was calculated on the basis of the Bank's total assets, including memorandum accounts, with the assets weighted by risk. Financial assets (net of allowances and including 50% of the 1% allowance for loan losses for the performing portfolio) had also to be adjusted by a sliding scale of ratios (known as "Indicadores de Riesgo" or Risk Ratios) that were tied to interest rate levels. The minimum capital requirement effective was 11.5% of total financial assets, adjusted for risk and interest rate level.

The minimum capital requirement for fixed assets, to which a 100% risk-weighting applied, was 15.0% for assets acquired prior to June 30, 1993, and 12.5% for those acquired after that date. Fixed assets consist of miscellaneous receivables, bank premises and equipment, miscellaneous assets, intangible assets, and equity investments in unlisted companies. The latter are net of assets deducted from computable capital, primarily goodwill and equity investments in financial institutions.

The minimum capital required to cover market risk was a direct function of a bank's various positions in government securities and other securities recorded in trading accounts, as well as positions in foreign currencies other than the US dollar. In this case, risk-weighted assets were calculated by multiplying the required capital by the reciprocal of the 11.5% requirement.

The capital requirements on loans to the non-financial public sector and debt securities in investment accounts were calculated according to the modified duration of the assets involved. The related assets subject to risk were calculated in the same way as risk-weighed assets related to market risk, described above.

The total capital ratio is the ratio of computable capital to total risk-weighted assets. The latter are defined as the sum of risk-weighted assets related to credit risk, market risk, interest-rate risk, government securities in investment accounts, and loans to the non-financial public sector.

In the second half of 2001, the Argentine Central Bank modified the regulations concerning capital requirements. Basically, lower requirements for government securities in investment accounts and loans to the non-financial public sector and new, lower weighting ratios tied to interest rate levels of financial assets ("Indicadores de Riesgo" or Risk Ratios) were introduced. In addition Communique "A" 3366 established a special procedure for the determination of the minimum capital requirement for the secured loans received in the swap transaction established by Decree No.1387/01, so that this operation would not generate a requirement increase.

Through its Communique "A"3959 dated June 2, 2003, the Argentine Central Bank established a new minimum capital requirements regime for financial institutions.

The new regime's main features are:

- an 8% requirement on risk-weighted assets, consistent with the international standard set forth by the Basle Committee;

- equal percentage requirements for financial institutions' exposures to private and public sectors' assets;

- the requirement of increasing capital as a function of loans' interest rates was discontinued;

- an additional requirement was established to cover the risk inherent to mismatches between the rate of inflation and market interest rates;

- the determination of the capital requirements to cover market and interest-rate risks, shall incorporate the dollar as well as the adjustments by the CER and the CVS;

- the increase or decrease of the capital requirement depending on the rating granted to each institution by the Superintendency of Financial and Foreign Exchange Institutions was discontinued;

- risk weightings will be adjusted to take into account, among others, the changes introduced in late March 2003 regarding the treatment of public-sector assets.

The rule does not specify the date of effectiveness of the new regime or the period contemplated for financial institutions to reach full compliance. These will be determined in due time by the Argentine Central Bank.

LENDING LIMITS

The aggregate amount of equity participation and credit, including guarantees granted, a bank can grant to any credit customer at any time is based on the bank's Adjusted Shareholders' Equity on the last day of the immediately preceding month and on the customer's net worth.

According to Argentine Central Bank rules, a commercial bank may not lend or otherwise extend credit to (referred to herein as "financial assistance") or participate in the capital stock of a single non-related customer (together with its affiliates) in amounts in excess of 15% of the bank's Adjusted Shareholders' Equity or 100% of such customer's net worth. However, a bank may grant additional financial assistance to such customer up to an amount equal to 10% of the bank's Adjusted Shareholders' Equity if such additional financial assistance is secured with certain liquid assets, including public or private debt securities.

Under Argentine Central Bank regulations, the aggregate amount of investments of a commercial bank in the stock of third parties, including participation in certain mutual funds authorized pursuant to Argentine Central Bank regulations, may not exceed 50.0% of such bank's Adjusted Shareholders' Equity, with the aggregate amount of such investments on the assets described below being limited to 15.0% of such Adjusted Shareholders' Equity. Such assets are:

- unlisted stock, excluding (a) stock of companies which provide services complementary to the services offered by the bank and (b) any stock participation which is necessary in order to obtain the rendering of public services;

- listed stock and participations in mutual funds which are not taken into account in order to determine the market risk related capital requirements referred to below; and

- listed stock which does not have a "largely publicly available" market price. Under the regulations, a stock's market price is considered to be "largely publicly available" when daily quotes of relevant transactions are available, which quotes would not be significantly affected by the disposition of the bank's holdings of such stock.

In addition, an equity investment of a commercial bank in another company that does not provide services complementary to the services provided by the commercial bank may not exceed 12.5% of such company's net worth.

Total financial assistance that a commercial bank may grant to any particular borrower and its affiliates are also limited based on the borrower's net worth. Total financial assistance to any one borrower and its affiliates may not exceed, in general, 100% of such borrower's net worth, but such limit may be increased to 200% of the borrower's net worth if such amount does not exceed 2.5% of the bank's Adjusted Shareholders' Equity.

Effective as from October 1, 1995, the Argentine Central Bank requires that extensions of credit in any form in excess of 2.5% of a bank's Adjusted Shareholders' Equity must be approved by the relevant branch manager, regional manager, relevant first line administrative officer of the credit area, general manager and credit committee, if any, of the bank, as well as by its board of directors, administration council or similar corporate body.

The Argentine Central Bank regulates loans to a bank's "related parties", defined as a bank's affiliates and related individuals. For purposes of these lending limits, "affiliate" means any entity over which a bank, directly or indirectly, has control, is controlled by, or is under common control with, or any entity over which a bank has, directly or indirectly, significant influence with respect to such entity's corporate decisions. "Related individuals" means a bank's directors, senior management, syndics and such persons' direct relatives.

The Argentine Central Bank limits the amount banks can lend to their related parties depending on the rating granted to each bank by the Financial Superintendency. Banks rated 4 or 5 are forbidden to lend to their related parties. Banks ranked between 1 and 3 cannot extend financial assistance to their related parties in an amount which exceeds, together with any equity participation held by the bank in its affiliates, 5.0% of such bank's Adjusted Shareholders' Equity. However, a bank may grant additional financial assistance to such related parties up to an amount equal to 10.0% of such bank's Adjusted Shareholders' Equity: (i) if the affiliate provides complementary services (defined as services in connection with stock brokerage, issuance of credit or debit or similar cards, financial intermediation in leasing and factoring transactions) (ii) in the case of temporary acquisition of shareholdings in companies to facilitate their development in order to sell such holdings afterwards, (iii) if the affiliate is a local financial institution rated other than 1 or 2 by the Argentine Central Bank, or (iv) if such additional financial assistance is secured with certain liquid assets, including public or private debt securities. If the affiliate is a financial institution rated 1, the amount of financial assistance can reach 100% of a bank's Adjusted Shareholders' Equity. If the receiving affiliate financial institution is rated 2, the amount of financial assistance can reach 10% without limitations and an additional 90% should the term for the loans and other credit facilities not exceed 180 days.

In addition, the aggregate amount of a bank's equity participation in, and non-exempted financial assistance to its related parties may not exceed 20.0% of such bank's Adjusted Shareholders' Equity.

In addition, with respect to Related Persons who are individuals, the total amount of loans to those Related Persons cannot exceed Ps.50,000, which must be used exclusively for personal or family purposes. Failure to properly observe these requirements can result in an increase of the minimum capital requirements for credit risk in an amount equal to 100% of the daily excess amounts over the requirements beginning on the month when the excess amounts appear and continuing while the excess amounts remain.

As of December 31, 2002, the Bank's total assistance to related parties amounted to Ps.138.8 million, 8.8% of its Shareholders' Equity.

Notwithstanding the limitations described above, the aggregate amount of non-exempted financial assistance (including equity participations) independently of whether customers qualify as related parties or not of a bank as to which such assistance and participation exceeds 10.0% of such bank's Adjusted Shareholders' Equity, may not exceed three times the bank's Adjusted Shareholders' Equity excluding financial assistance to domestic financial institutions, or five times the bank's Adjusted Shareholders' Equity including financial assistance to domestic financial institutions.

Communique "A"3911 issued on March 28, 2003, established limits to a financial institution's exposure to the Argentine public sector applicable beginning April 1, 2003. These limits exclude the stock of exposure outstanding as of March 31, 2003, and bonds received as compensation in accordance with Decree No.905/02 or those to be received pursuant to other regulations. However, beginning April 1, 2003, new financial assistance to the Argentine public sector must be within the limits established as follows: (i) aggregate exposure to national public sector debt instruments (including financial assistance to other public sector jurisdictions secured by the federal tax collection shared with such jurisdictions) cannot exceed 50% of a bank's regulatory capital or Adjusted Shareholders' Equity, (ii) aggregate exposure to each provincial jurisdiction and the City of Buenos Aires (including financial assistance to municipal jurisdictions secured by the federal tax collection shared with such jurisdictions but excluding those included in the previous item) may not exceed 10% of a bank's Adjusted Shareholders' Equity and shall be secured by local tax collection revenues or by a pledge or be instrumented as a leasing transaction, and (iii) aggregate exposure to each municipal jurisdiction may not exceed 3% of a bank's Adjusted Shareholders' Equity and must se secured in the same manner. Total exposure to municipal jurisdictions shall not exceed 15% of a bank's Adjusted Shareholders' Equity and the total exposure to the public sector, described in items (i), (ii) and (iii), above, must not exceed 75%. In addition, beginning January 1, 2006, the average financial assistance to all the public sector must not exceed 40% of a bank's total assets as of the end of the previous month. Any excess over this limit will determine an equal increase in the minimum capital requirement.

LOAN CLASSIFICATION SYSTEM AND LOAN LOSS PROVISIONS

In 1994, the Argentine Central Bank introduced the current loan classification system and corresponding minimum loan loss provision requirements applicable to loans and other types of credit (together, referred to as "loans" in this section) of private sector borrowers.

The current loan classification system is a bifurcated system, applying certain criteria to classify loans in a bank's "consumer" portfolio, and another set of criteria to classify loans in its "commercial" portfolio. The loan classification criteria applied to loans in the consumer portfolio are based on delinquency aging, while the principal criterion of classification of loans in the commercial portfolio is each borrower's ability to pay, as measured mainly by such borrower's future cash flow. In the loan classification system, all customers in an economic group are considered as one borrower. If a customer has both commercial and consumer loans, consumer loans will be added to commercial loans to determine eligibility for classification in the consumer portfolio. Loans backed with preferred guarantees will be considered at 50.0% of their face value.

Until December 31, 2002, banks could opt to apply the consumer loan classification criteria to commercial loans of up to Ps.200,000. Through Communique "A"3918, issued on April 4, 2003, the Argentine Central Bank established that between March 31, 2003 and December 31, 2003, customers with debt in the whole financial system of up to Ps.5 million will be classified in the same manner as consumer loans, that is, they will be automatically classified according to the number of days the debt is past due. For the classification, one day past due will be computed for each 3 days elapsed in the period from December 1, 2001 to March 31, 2003. This treatment will also be provided to the portfolio of commercial loans of up to Ps.200,000, which under the previous rules were already automatically classified. The aggregate amount of net reversal of allowances outstanding as of February 28, 2003, if corresponding, must be reflected in a specific liability account the balance of which shall be used for the establishment of new allowances beginning in April 2004.

In applying the Argentine Central Bank's classification to commercial loans, banks must assess the following factors: management and operating history of the borrower, present and projected financial situation of the borrower with a review of the borrower's financial statements, borrower's payment history and ability to service debt, capability of the borrower's internal information and control systems to provide accurate and timely financial information, as well as the general risk of the sector in which the borrower operates and its relative position within that sector. In this analysis, special consideration must be provided to the assessment of the customer's exposure to currency risk, taking into account the customer's income and debt in foreign currency.

A periodic review of the commercial portfolio must be carried out by an evaluation team independent of banks' loan originating departments, such as the Bank's internal auditors. Alternatively, the review may be carried out by banks' line officers pertaining to such departments, subject to supervision independent from the bank. The evaluation must be carried out on each borrower with outstanding credit equal to the lesser of Ps.1,000,000 or 1.0% of a bank's adjusted shareholders' equity, but in any case covering at least 20.0% of the total loan portfolio. The frequency of the review of each borrower depends on the bank's exposure to that borrower.

The Argentine Central Bank requires that the larger the exposure is, the more frequent the review should be. A review is conducted every calendar quarter when credit exposure to that borrower is equal to or in excess of 5.0% of the Banks' Adjusted Shareholders' Equity on the last day of the month prior to the review, or every six months when exposure equals or exceeds to the lesser of Ps.1,000,000 or 1.0% of the Bank's Adjusted Shareholders' Equity on the last day of the month prior to review. In any case, at least 50.0% of the Bank's commercial portfolio must be reviewed by the end of each six months, and all other borrowers in the Bank's commercial portfolio must be reviewed during the Bank's fiscal year, such that the entire commercial portfolio is reviewed every fiscal year.

Reviews must be reevaluated and documented in a borrower's file upon a negative change in objective criteria such as an increase in days past due, filing for bankruptcy or protection from creditors, or a judicial proceeding initiated against the borrower. In addition, a reevaluation will be triggered if any other financial institution representing at least 10.0% of the borrower's total outstanding credit downgrades its classification of that borrower, or if an independent rating agency downgrades its rating of the borrower's debt securities.

In addition, only one level of discrepancy is permitted between the classification assigned by a bank and the lowest classification assigned by at least two other banks whose combined credit to the borrower represents 20.0% or more of the total credit of the borrower considering all banks. Information on each bank's classification of its borrowers is expected to be released by the Argentine Central Bank on a monthly basis. If the Bank's classification differs by more than one level from the lowest such classification, it must immediately downgrade its classification of the borrower to the same classification, or within one classification level. This obligatory reclassification was discontinued for commercial debtors (including those with debts of up to Ps.200.000 treated as consumer loans for the purposes of classification) pursuant to the provisions of Argentine Central Bank's Communique "A"3918 issued April 4, 2003, for the period between March 31, and December 31, 2003.

For a further description of the Argentine Central Bank's loan classification system and the Argentine Central Bank's minimum loan provision requirements, see "--Interest Rate Sensitivity of Outstanding Loans as of December 31, 2002 --Argentine Central Bank's Loan Classification and Loan Loss Provisions."

VALUATION OF GOVERNMENT SECURITIES IN INVESTMENT ACCOUNTS

Through its Communique "A"3857, the Argentine Central Bank limited, as from January 7, 2003, the incorporation of securities to investment accounts to those outstanding as of December 31, 2002.

Government securities in investment accounts are recorded at their cost value increased by accruing their internal rate of return over the period elapsed since the date of inclusion of the securities in the investment account category. For government securities previously included in trading accounts, the cost value is their closing market value as of the day before their transfer to an investment account. In accordance with Argentine Central Bank rules, the carrying value of investment-account securities must be reduced at each month end for the positive difference between their book value and their market value increased by 20%.

Those securities received as compensation for the effects of the "asymmetric pacification" under the provisions of Decrees No.905/02 and No.2167/02, are carried at their face value. For these securities, the reduction mentioned in the preceding paragraph for the difference between book value and market value increased by 20% is not applicable. See "Item 4. Selected Statistical Information--Government and Corporate Securities."

VALUATION OF LOANS TO THE PUBLIC SECTOR

In November 2001, the government offered a swap of public-sector debt instruments for secured loans to the National Government (Decree No,1387/01). Eligible public-sector debt instruments included both government securities and loans, which in turn included loans to the provinces and excluded those loans granted to the latter through the Fiduciary Fund for Provincial Development. In December 2001, only the swap of national government debt instruments was completed. Beginning in November 2001, the Bank recorded those loans to the provinces tendered to the swap in accordance with the terms and conditions of the new secured loans. This swap reduced public-sector's yields and extended their maturity but did not modify their currency of denomination.

The rules issued in 2002 compulsorily pesified those assets and modified their other terms and conditions (maturity, interest rate and principal adjustment). Decree No.471/02 established that secured loans outstanding as of February 3, 2002 had to be pesified at the Ps.1.40 per US dollar exchange rate, with their principal adjusted by the CER and fixed annual interest rates ranging from 3% to 5.5% depending on their term. For secured loans representing in origin an exposure to the Provinces, Decree No.1579/02 of August 28, 2002, introduced an additional restructuring through the offering of a new swap for Secured Notes or Loans issued by the FFDP maturing in 16 years, principal adjusted by the CER and a fixed 2% annual interest rate. The new swap included loans to the FFDP, excluded from the first swap, and recognized the presentation made to such swap. The necessary steps concerning the swap of provincial debt were finalized in March 2003. To date the swap has not been fully completed, as the provincial legislative bodies are in the process of approving the agreements signed.

Through its Communique "A"3911, the Argentine Central Bank established a new method for the valuation of secured loans (Decree No.1387/01), government securities not subject to capital requirements to cover market risk, promissory notes issued by the FFDP and other loans to the non-financial public sector, excluding among others, government securities recorded in investment accounts, compensatory and hedge bonds and Lebac, short-term Argentine Central Bank notes.

Beginning with the financial statements for March 2003, included assets must be valued at the lower between their technical and present values. To determine present values, the Argentine Central Bank established a discount rate that increases over time. Its initial value is 3% per annum, applicable until December 2003, while beginning in 2007 the applicable rate will be the average market yield of national-government securities. The technical value is the balance of each instrument adjusted according to its contractual terms.

The difference between the lower of present and technical values, and the book value as of February 28, 2003 has to be reflected in an asset regularizing account, for a positive difference, or be charged to income, for a negative one.

FINANCIAL ASSISTANCE FROM THE ARGENTINE CENTRAL BANK

Financial Assistance for Liquidity Reasons Granted Beginning March 10, 2003

Communique "A"3901, issued on March 19, 2003, established an automatic mechanism to regulate the provision by the Argentine Central Bank to financial institutions of assistance for liquidity reasons. This mechanism does not apply to the stock of financial assistance granted for such reasons during the 2001/2002 crisis.

The Argentine Central Bank will consider the applications for financial assistance when a financial institution's liquidity ratio falls under 25%. The rule established the method for calculating the maximum financial assistance allowed as a function of, among others, the amount necessary to bring the liquidity ratio up to 35%, the deposits loss of the last 30 days, the targets contemplated for this type of assistance for the applicable month and the monetary program in effect. Financial assistance will mature in 90 days, that can be extended for similar periods, and interest will be payable each 30 days. Prepayment is contemplated in case the liquidity ratio exceeds 35%.

The liquidity ratio is defined as the ratio between (i) the sum of cash, funds in the current account at the Argentine Central Bank, special escrow accounts held at the Argentine Central Bank in favor of the clearing houses, other accounts computable to comply with the minimum cash requirements, funds in correspondent banks, holdings of Lebac, short-term Argentine Central Bank notes, and interbank loans granted, and (ii) the sum of demand deposits and 30% of time deposits (including restructured deposits) maturing within the 10 days following the date of the request of financial assistance.

Repayment of the Financial Assistance Granted Before April 1, 2003

Through Decree No.739/03, the Argentine government established a voluntary procedure for the repayment of the financial assistance granted by the Argentine Central Bank to financial institutions during the crisis that affected the financial system since 2001. The basic purpose is to harmonize the cash flows of those financial institutions that are simultaneously debtors (for having received financial assistance from the Argentine Central Bank) and creditors (for their holdings of debt instruments) of the public sector.

Art.9 of this Decree established that balances due must be amortized in pesos, in the same number of installments as those of the assets granted as guarantees of the financial assistance received, without exceeding 70 monthly installments. Communique "A"3941 of the Argentine Central Bank established a minimum cumulative amortization schedule and a monthly repayment of not less than 0.90% of the adjusted balance. Mandatory accelerated repayment is contemplated when the interest rate earned by the assets granted as guarantees exceeds 3.5% per annum as well as voluntary prepayment.

Decree No.739/03 established also that financial assistance subject to this repayment system shall be guaranteed by the Argentine government secured loans and, in the absence of the latter, Secured Notes or Loans issued under the provisions of Decree No.1579/02, or bonds issued under the provisions of Decrees No.905/02, No.1836/02 and Decree No.739/03. In accordance with Communique "A"3940 of the Argentine Central Bank, financial institutions that wish to make use of this special repayment system, shall have received the approval to the terms and conditions for the restructuring of their foreign debt before December 5, 2003.

Decree No.1262/03 provided that the Argentine Central Bank shall modify the above mentioned repayment conditions, when the URSF establishes so, subject to the following conditions: (i) the average life of the assets granted as guarantees of the financial assistance received exceeds 70 months and (ii) the financial institution falls under the provisions of art.34 and 35bis of Law 21,526 (Financial Institutions Law) and has adopted a reorganization plan approved by the URSF. In this case, repayment will be occur in the same number of installments as that of the assets granted as guarantees of the financial assistance received with a maximum number of 120 monthly installments and a monthly amortization of not less than 0.4%.

Admitted growth in credit for financial institutions with financial assistance from the Argentine Central Bank Communique "A"3915 of the Argentine Central Bank modified the ratios that limit credit growth, increasing most of the ratios that relate admitted credit growth to the amount of the financial assistance received from the Argentine Central Bank and to deposit growth.

FOREIGN CURRENCY POSITION

As of the date of this annual report, through Communique "A"3889, the Argentine Central Bank limited financial institutions' foreign currency exposure based on such institution's "Global Foreign Currency Net Position" (assets and liabilities from financial brokerage and securities denominated in foreign currencies). Beginning May 1, 2003, the absolute value of the "Global Foreign Currency Net Position" must not exceed 30% of a bank's computable capital or Adjusted Shareholders' Equity as of the end of the previous month. In the case of short positions, the limit was set at the lower of 30% of computable capital or liquid shareholders' equity. For those financial institutions that expected not to be able to comply with such limits, a period for the presentation of a compliance plan was provided that expired May 15, 2003.

DEPOSIT INSURANCE SYSTEM

Argentine Law No. 24,485 and Decree No. 540, as amended by Decree No. 1292/96 and Decree No. 1127/98, created a deposit insurance system for bank deposits and delegated to the Argentine Central Bank the organization and start-up of the deposit insurance system. The deposit insurance system has been implemented through the creation of a fund named Fondo de Garantia de los Depositos ("FGD") which is administered by Sedesa. The shareholders of Sedesa are the Argentine Government through the Argentine Central Bank, which holds at least one share, and a trust constituted by the financial institutions authorized by the Argentine Central Bank which wish to participate in the fund. The Argentine Central Bank establishes the extent of participation by each institution proportionally to the resources contributed by each such institution to the FGD (Communique "A" 2337).

The deposit insurance system that became effective covered all peso and foreign currency deposits held in demand deposit accounts, savings accounts and time deposits with a maturity of less than 90 days are insured for an amount up to Ps.10,000 and all time deposits with a maturity of 90 days or longer are insured for up to Ps.20,000. In November 1998, the amount of insurance for such deposits was raised and unified in Ps.30,000 without distinction of maturity dates. Deposits made after July 1, 1995 with an interest rate 200 basis points above the interest rate quoted by Banco de la Nacion Argentina for deposits with equivalent maturities are not covered by this system. This guarantee shall be made effective within 30 days from the revocation of the license of a financial institution, subject to the outcome of the exercise by depositors of their priority rights described under "--Priority Rights of Depositors."

The Argentine Central Bank may modify, at any time, and with general scope, the sum of the mandatory deposit guarantee insurance according to the consolidation of the financial system and any other elements that it may deem appropriate.

The Argentine deposit insurance system was financed with monthly contributions by all financial institutions operating in Argentina, ranging from 0.03% to 0.06% of average peso and foreign currency deposits (and other liabilities included) held by such financial institution. The Argentine Central Bank may require financial institutions to advance the payment of up to the equivalent of two years of monthly contributions and may also require additional contributions by certain financial institutions, depending on its evaluation of the financial conditions of such financial institutions. Once the contributions to the FGD reach the greater of Ps.2 billion or 5.0% of the total deposits of the Argentine banking system, the Argentine Central Bank may suspend or reduce the monthly contributions and reinstate them when the contributions decrease from such level.

Through its Communique "A" 3064, the Argentine Central Bank established that, beginning January 2000, the monthly contribution banks make to the deposit insurance system was to be divided into (1) a monthly normal contribution that would continue to be booked as a financial expenditure, and (2) a monthly loan to Sedesa. For Galicia, the monthly contribution and the monthly loan amounted each to 0.015% of deposits and certain other liabilities included. Through its Communique "A" 3153, the Argentine Central Bank eliminated, beginning September 1, 2000, the contribution through the monthly loan to Sedesa.

Through Central Bank's Communique "A" 3358 in November 2001, the percentage for the FGD contribution was modified. Therefore, financial institutions have to pay to the FGD the 0.03% of the monthly average of the daily balance of their deposits, registered two months before. The Argentine Central Bank can require an anticipated subscription of twenty four (24) contributions, with more than thirty days of anticipation, to provide for the fund's requirements.

During the January-December 2000, Banco Galicia contributed Ps. 31.7 million to the FGD. For the period January-December 2001, Banco Galicia contributed Ps.34.1 million to the FGD. For the period January-December 2002, Banco Galicia contributed Ps 20.2 million to the FGD.

Decree No. 1292/96, enhanced Sedesa's functions to allow it to provide equity capital or make loans to Argentine financial entities experiencing difficulties and to institutions which buy such Argentine financial entities or buy the deposits of such Argentine financial entities. As a result of such decree, Sedesa has the flexibility to intervene in the restructuring of a financial entity experiencing difficulties prior to bankruptcy.

PRIORITY RIGHTS OF DEPOSITORS

In case of judicial liquidation or bankruptcy of a financial entity, the holders of deposits in pesos and foreign currency enjoy a special preferential right to obtain repayment of their deposits over the sums maintained by the bank as deposits or minimum reserve requirements and other proceeds specified by the law. This right to payment is only junior to certain labor claims. The holders of deposits also enjoy a general preferential right with respect to other assets of the bank, subject to the prior right of credits secured by mortgages and pledges and certain labor claims.

FINANCIAL INSTITUTIONS WITH ECONOMIC DIFFICULTIES

The Argentine Financial Institutions' Law establishes that financial institutions, including commercial banks such as the Bank, which evidence a cash reserve deficiency, have not abided by certain technical standards, have not maintained minimum net worth standards, or which solvency or liquidity is deemed to be impaired by the Argentine Central Bank must submit a restructuring plan (a "Restructuring Plan") to the Argentine Central Bank. Such Restructuring Plan must be presented to the Argentine Central Bank on the date specified by the Argentine Central Bank, which should not be later than 30 calendar days from the date on which the request is made by the Argentine Central Bank. In order to facilitate the implementation of a Restructuring Plan, the Argentine Central Bank is authorized to provide a temporary exemption from compliance with technical regulations and/or the payment of charges and fines which arise from such non-compliance.

The Argentine Central Bank may also, in relation to a Restructuring Plan presented by a financial institution, require such financial institution to provide guarantees or limit the distribution of profits, and appoint a supervisor, to oversee such financial institutions' management, with the power to veto decisions taken by the financial institution's corporate authorities.

In addition, the Argentine Central Bank's charter authorizes the Financial Superintendency within the Argentine Central Bank, subject only to the approval of the president of the Argentine Central Bank, to suspend for up to 120 days, in whole or in part, the operations of a financial entity if its liquidity or solvency has been adversely affected. During the suspension: (i) there is an automatic stay of claims, enforcement actions and precautionary measures; (ii) any commitment increasing the financial institution's liabilities is void and
(iii) acceleration of indebtedness and interest accrual is suspended.

If, in the judgment of the Argentine Central Bank, a financial institution is in a situation which, under the Financial Institutions' Law, would authorize the Argentine Central Bank to revoke the financial institution's license to operate as such, the Argentine Central Bank may, prior to considering such revocation, order a variety of measures, including (1) taking steps to capitalize or increase the financial institution's capital; (2) revoking the approval granted to the shareholders of the financial institution to own an interest therein; (3) restructuring and/or transferring assets and liabilities; (4) granting of temporary exemptions to comply with technical regulations and/or pay charges and fines arising from such defective compliance; or (5) appointing a delegate or intervenor which may eventually replace the board of directors of the financial institution.

DISSOLUTION AND LIQUIDATION OF FINANCIAL INSTITUTIONS

The Argentine Central Bank must be notified of any decision to dissolve a financial institution pursuant to the Financial Institutions' Law. The Argentine Central Bank, in turn, must then notify a court of competent jurisdiction which will determine who will liquidate the entity: the corporate authorities or an appointed, independent liquidator. This determination is based on whether or not sufficient assurances exist which indicate that such corporate authorities are able to carry out liquidation properly.

Pursuant to the Financial Institutions' Law, the Argentine Central Bank no longer acts as liquidator of financial institutions. However, when:

- a Restructuring Plan has failed or is not considered viable;

- local and regulatory violations exist; or

- substantial changes have occurred in the entity's condition since the original authorization was granted, the Argentine Central Bank may decide to revoke a bank's license to operate as a financial institution. In this case, the law allows judicial or extrajudicial liquidation as in the case of voluntary liquidation described in the preceding paragraph. During the liquidation process, bankruptcy proceedings may be instituted against a bank by a court of competent jurisdiction or by any creditor of the bank, provided that in certain cases a waiting period of 60 days will apply.

CAPITAL MARKETS

Pursuant to the Argentine Financial Entities Law, commercial banks are authorized to underwrite and place both equity and debt securities. There are currently no statutory limitations as to the amount of securities a bank may commit to underwrite. However, the underwriting of securities by a bank would be treated as "credit assistance" and, accordingly, until the time the securities are placed with third parties, such underwriting would be subject to the limitations discussed under " -- Lending Limits" above.

Commercial banks are authorized to trade equity and debt securities on the Argentine Over-The-Counter ("OTC") Market if they are registered with the CNV as OTC brokers (agentes de mercado abierto). In its capacity as OTC broker, a commercial bank will be subject to the supervision of the CNV and, as a result, must comply with certain reporting requirements.

Since 1990, the Buenos Aires Stock Market ("Mercado de Valores de Buenos Aires"), an association of securities brokers which oversees, among other things, its members as well as the transactions carried out by them at the Buenos Aires Stock Exchange (BASE), has authorized brokerage firms organized as sole-purpose corporations (sociedades de bolsa) to operate as securities brokers at the BASE in addition to individuals. There are currently no restrictions for a commercial bank to own a sociedad de bolsa and, in fact, most of the principal commercial banks operating in Argentina have already established their own sociedad de bolsa. All brokers (individuals or firms) are required to purchase at least one share of the Buenos Aires Stock Market, as a condition for admittance to operate as a securities' broker at the BASE.

An agreement, dated May 3, 1993, between the Buenos Aires Stock Exchange and representatives of the dealers in the OTC Market provides that trading in equity and equity-related securities will be conducted exclusively on the Buenos Aires Stock Exchange and that all corporate debt securities listed on the BASE may also be traded on the OTC Market. Trading in Argentine government securities, which are not covered by the agreement, is conducted principally in the OTC Market. The agreement does not extend to other Argentine exchanges.

Commercial banks may operate as both managers and depositaries of Argentine mutual funds provided that a bank may not act simultaneously as a manager and depositary for the same fund.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GENERAL

Substantially all of our operations and customers are located in Argentina, and as a result we have been materially and adversely affected by the current economic crisis in Argentina. As a result, the Bank currently cannot service its debt obligations under their current payment terms as its cash flow from operations is insufficient to cover its operating costs and debt service obligations under their current terms, and the overall asset quality of the Bank's loan portfolio has deteriorated significantly. Due to the unavailability of any financing from any source, in 2002 the Bank ceased originating any new loans, and in January 2002 it suspended payment on all of its debt obligations.

Our audited consolidated financial statements have been prepared on the assumption that we will continue as a going concern. Our independent auditors' report on our audited consolidated financial statements states that certain factors give rise to substantial doubt regarding our ability to continue as a going concern. See the "Report of Independent Accounts" beginning on page F-2 in our audited consolidated financial statements. Our audited consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. See "Item 3. Key Information --Risk Factors--Risks Related to the Bank--The Bank's inability to pay its debt service obligations under their current terms could severely impact our ability to continue as a going concern." We took this approach assuming that the restructuring of the Argentine financial system as a whole, together with the specific plans and actions we hope to implement, including the restructuring of Banco Galicia's foreign debt and most of its debt with the Argentine Central Bank, may allow us to continue our operations and maintain the liquidity and solvency required by the Argentine Central Bank.

The following discussion and analysis is intended to help understand and assess the significant changes and trends in the historical results and operations of the Group and the factors affecting its resources. You should read this section in conjunction with the audited consolidated financial statements and their related notes included in this annual report.

INFLATION

Effective September 1, 1995 pursuant to the provisions of Decree No.316/95, we discontinued our prior practice of adjusting our financial statements for inflation. Effective January 1, 2002, however, as a result of the application of Argentine Central Bank's Communique "A" 3702, Resolution No.415/02 of the CNV and Resolution No.240/02 of the FACPCE, we resumed the application of the adjustment for inflation. To this end, we followed the restatement method established by Technical Pronouncement No.6 of the FACPCE using the WPI. The adjustments resulting from the changes in the purchasing power of the peso between January 1, 2002 and December 31, 2002 are stated in the currency value as of December 2002.

The following table compares the rate of inflation, as measured by the WPI, the CPI, the CER and the CVS, for the periods indicated.


                                          FOR THE TWELVE-MONTH PERIOD     FOR THE SIX-MONTH PERIOD       FOR THE YEAR
                                              ENDED DECEMBER 31,              ENDED DECEMBER 31,        ENDED JUNE 30,
                                        ------------------------------------------------------------------------------
                                              2002            2001                  2000                     2000
----------------------------------------------------------------------------------------------------------------------
Inflation(1)

   Wholesale Price Index............         118.44%         (5.3)%                (0.43)%                   4. 51%
   Consumer Price Index.............          40.95%         (1.5)%                (0.35)                    (1.15)
   CER..............................          40.54%              -                    -                         -
   CVS..............................           0.83%              -                    -                         -
----------------------------------------------------------------------------------------------------------------------

(1) Source:INDEC.

In the first five months of 2003, the WPI decreased by 2.35% and the CPI increased only 2.19%. During the same peiod, the CER increased by 2.8% and the CVS by 0.91%

DUAL CURRENCY BALANCE SHEET

Until December 31, 2001, Argentina had a dual currency economy, with both pesos and dollars used for all types of transactions, except that only pesos can be used for the payment of salaries and taxes. As a result, Grupo Galicia and Banco Galicia operated in both pesos and dollars, raising deposits and funding and making loans in both currencies. Grupo Galicia and Banco Galicia generally matched as closely as possible their peso-denominated assets and liabilities and their dollar-denominated assets and liabilities, while keeping a net asset position in foreign currency, that is more assets than liabilities denominated in foreign currency, in accordance with its risk management policy.

In January 2002, the Government repealed the Convertibility Law and devalued the currency. The peso has floated since February 2002. See "Item 3. Key Information--Exchange Rate Information."

The current legislation allows for deposit taking in US dollars, which is actually limited due to the measures taken in December 2001 and during 2002, and its effects on the financial system.

As of December 31, 2002, the Bank's position in foreign currency was to a large extent the result of the measures taken by the Government during 2002, mainly the compulsory "asymmetric pesification" of certain assets and liabilities and, in the case of the Bank, the compensation provided by the Government for the effects of the asymmetric pesification through dollar-denominated bonds.

The following table sets forth the total amount of Grupo Galicia's and Banco Galicia's peso-denominated and dollar-denominated loans, assets, deposits and liabilities at the dates indicated.

                                         GRUPO GALICIA, AS OF         BANCO GALICIA, AS OF
                                 -----------------------------------  -------------------
                                            DECEMBER 31,                    JUNE 30,           PERCENTAGE INCREASE FROM
                                 -----------------------------------  --------------------------------------------------------------
                                                                                             DEC.31,2002   DEC.31,2001   DEC.31,2000
                                                                                                  TO            TO            TO
                                   2002         2001         2000         2000               DEC.31,2001   DEC.31,2000   JUN.30,2000
------------------------------------------------------------------------------------------------------------------------------------
Peso-Denominated Loans........  Ps. 9,624.8  Ps.2,722.7   Ps.4,068.0   Ps.4,574.6               253.50        (33.07)       (11.07)
Foreign Currency-Denominated
 Loans........................        965.0    17,210.8     16,119.1     15,799.0               (94.39)         6.77          2.03
Peso-Denominated Assets.......     13,437.0     5,513.0      8,904.8      9,062.9               143.73        (38.09)        (1.74)
Foreign Currency - Denominated
 Assets.......................     10,260.9    22,123.6     27,664.8     26,066.2               (53.62)       (20.03)         6.13
Peso-Denominated Deposits.....      3,094.4     2,522.8      5,715.3      5,838.7                22.66        (55.86)        (2.11)
Foreign Currency-Denominated
 Deposits.....................      2,069.9    10,863.3     13,734.3     13,261.0               (80.95)       (20.90)         3.57
Peso-Denominated Liabilities       12,367.5     6,369.3      7,052.2      6,909.1                94.17         (9.68)         2.07
Foreign Currency-Denominated
 Liabilities..................      9,705.9    18,190.5     26,632.2     25,310.2               (46.64)       (31.70)         5.22
------------------------------------------------------------------------------------------------------------------------------------

THE ARGENTINE ECONOMY IN 2002

In 2002, the economy and the Argentine financial system were impacted by the unprecedented public sector's financial and political crisis, the financial system's liquidity crisis, which began in late 2001, and of the government's initiatives taken to resolve them. See "Item 4--Informaiton on the Company--Main Regulatory Changes in 2002 and 2003." During the first six months of 2002, Argentina suspended payments on its sovereign debt, abandoned the peso-dollar parity regime that had existed for over a decade, and devalued the peso. During this period, economic activity collapsed with the largest contraction in the level of economic activity in Argentine history, fiscal revenues fell, inflation rose significantly and the financial system's liquidity crisis worsened. The nominal exchange rate and nominal interest rates increased significantly reflecting the crisis. As a result, the political and social situation worsened considerably. During the second half of 2002, most real and financial variables stabilized in the third quarter and, since then, financial indicators began to improve and the favorable trend in economic activity indicators consolidated during the fourth quarter, for the first time since the beginning of the recession in 1998.

By the end of 2002, the economy seemed to have bottomed out from the crisis and the recession that began in 1998. However, the recovery observed was against extremely depressed levels of economic activity, similar to those of the early 1990s. In addition, the recovery is the result of a set of economic policies aimed mainly at administering the crisis, that did not include structural reforms needed to generate sustainable long-term economic growth. These structural reforms remain pending.

During 2002, the government attempted unsuccessfully to reach an agreement with the IMF. In the first half of 2002, the government aimed at obtaining additional funding from the IMF. During the second half of 2002, its focus turned to prevent a default with the IMF that would have complicated the rollover of maturing loans from other multilateral lending institutions and obtaining new loans from these institutions. After the default with private creditors, these institutions are almost the only source of credit for the government. By November 2002 the government was in arrears with the World Bank and the Inter-American Development Bank (the "IDB"). This situation was cured after Argentina finally reached a short-term agreement with the IMF in mid January 2003. Under the agreement, US$6,000 million in public sector debt with the IMF maturing in 2003 through the month of August will be rolled over. The agreement also paved the way for a rollover of US$4,400 million in World Bank and IDB loans. The agreement did not include new funds and, given its short-term nature, it mainly contemplates monetary and fiscal targets.

During the 1st quarter of 2003, the growth trend in the Argentine economy continued to consolidate, which was reflected in most of the leading indicators, except for those related to domestic demand.

In accordance with the latest data available, GDP accumulates four quarters of seasonally adjusted q-o-q growth: 0.8% in the 2nd quarter of 2002; 0.6% in the 3rd quarter; 0.8% in the 4th quarter and 2.0% in the first quarter of 2003. GDP is estimated to grow in the order of 5%-6% in 2003.

THE ARGENTINE FINANCIAL SYSTEM IN 2002 (Figures in this section are stated in current currency)

FIRST HALF OF 2002

During the first half of 2002, the Argentine financial system was strongly affected by the significant changes in banking regulations, which are described in detail in "--Main Regulatory Changes in 2002 and 2003" and the end of the peso-dollar parity. The "asymmetric pesification" of bank's assets and liabilities generated significant additional distortions in financial institutions' balance sheets and affected the public's confidence in the financial system. As a result, the loss of deposits and liquidity by financial institutions observed at the end of 2001 continued in 2002. At the beginning of January 2002, holders of deposits in the financial system began to obtain judicial injunctions ("amparos") that allowed them to recover their deposits that had been frozen as part of the government's public emergency measures.

Following the devaluation of the peso, the lack of future markets for the dollar or of assets that could serve as substitutes to it in the domestic financial market, caused the bank run to turn automatically into a currency run, resulting in a fall in the level of international reserves and in increases in the exchange rate and in prices. Due to the low liquidity of the financial system, the government decided to restructure most peso-denominated time deposits and most deposits originally denominated in dollars. Restructured deposits would be reimbursed in accordance with a schedule that depended on the amount of the deposit and the original currency of denomination. See "--Main Regulatory Changes in 2002 and 2003--Deposits."

The rescheduling of deposits created a new source of instability for the financial system as the reimbursement of deposits pursuant to judicial orders ("amparos") generated a constant outflow of funds. These reimbursements were made earlier than the new maturity date established in the restructuring schedule and most of them at market exchange rates, much higher than the Ps.1.4 per US$1 at which deposits had been pesified.

During the first quarter of 2002, the Argentine Central Bank provided assistance to financial institutions with liquidity problems for approximately Ps.2,500 million. As the outflow of deposits continued, the Argentine Central Bank's assistance also increased, reaching a maximum in the second quarter of Ps.4,900 million. The Argentine Central Bank absorbed this expansion in the base money by selling international reserves. In mid-March the

Argentine Central Bank issued the Lebac, short-term debt instruments intended to replace the sale of reserves. The Lebac were also intended to become an alternative asset to the dollar for investors and to give the economy a reference interest rate. The absorption of excess money supply through Lebac placements gained importance throughout 2002.

During the first half of 2002, the negative impact of the recession and of the regulatory changes over the financial system's level of activity as well as over its asset quality were most substantial. At the same time, the evolution of the main variables that determine financial institutions' financial income experienced significant distortions. These variables were: i) the return on assets, largely fixed by the government when issuing the rules on pesification and indexation to the CER (a coefficient is in turn tied to the evolution of the CPI); ii) the wholesale price inflation rate used to determine the cost of exposure of a bank's liquid net worth to inflation (usually a loss for a financial institution); and iii) the exchange rate, which determined banks' gains or losses on its net positions in foreign currency and the quotation differences associated to the payment of deposits pursuant to judicial orders.

At the end of the first semester, the nominal exchange rate reached one of the highest levels of the year, Ps.3.80 per US$1. Borrowing interest rates also increased significantly as compared to previous periods. At the end of June, the average nominal interest rate in the financial system for 30-day time deposits reached 58.71% per annum and the interest rate on Argentine Central Bank notes (Lebac), a short-term debt instrument created during the first quarter of 2002, was 80% per annum, for the 14-day maturity.

Since December 2001, there was virtually no lending activity in Argentina. In addition, during the first half of 2002, private sector loans reduced to Ps. 12,500 million mainly due to loan repayments and prepayments. These repayments and prepayments were the main source of financial institutions' liquidity to deal with the outflow of deposits.

In mid February, Congress passed Law No.25,563 that suspended for 180 days judicial proceedings against delinquent debtors and bankruptcy procedures. These measures affected banks' ability to seize collateral. In addition, the government established the pesification and indexation of the financial system's loans. The rules regulating the indexation of these assets were repeatedly modified in the following months. In this environment, financial institutions began the process of restructuring the portfolio of loans to the private sector, mainly their commercial portfolio, subject to the joint restrictions imposed by the debtors' ability to cancel their debts and the applicable rules. See "Item
4. Information on the Company--Main Regulatory Changes in 2002 and 2003--Loans to the Private Sector and "Asymmetric Indexation."

SECOND HALF OF 2002

The situation of the financial system began to improve in the third quarter of 2002. In the Canje I of government bond in exchange for of transaction deposits (checking and savings accounts) within the "corralito" and restructured deposits, which ended in mid July, Ps.8,000 million were exchanged, according to information released by the Ministry of Economy. After the Canje I, from mid July until September 30th, the amount of transactional deposits in the system decreased slightly from Ps.26,700 million to Ps.26,200 million. Time deposits of less than 180 days (essentially new voluntary time deposits) increased more than Ps.5,150 million in the semester. As a result, total "free" deposits of the financial system (defined as deposits in current and savings accounts and voluntary time deposits, not including restructured deposits and those tendered in the Canje I), increased by approximately Ps.4,650 million. The reason was that financial institutions were able to retain within the system most of the funds released as a result of the reimbursement of deposits pursuant to judicial orders, of the freeing of restructured deposits in accordance with the reimbursement schedule, and of the reimbursement of restructured deposits of less than Ps.7,000 or Ps.10,000. These deposits were retained at decreasing interest rates. See "Item 4. Information on the Company--Main Regulatory Changes in 2002 and 2003--Deposits."

The gradual recovery of liquidity in the financial system drove down interest rates, with the nominal average interest rate on 30-day deposits reaching 38.05% per annum at the end of the quarter and the rate on 14-day Lebac reaching 32% per annum.

As a result of the increasing stability in prices, interest rates and transactional deposits, effective December 2, 2002, the government decided to completely eliminate the restrictions on cash withdrawals from transactional deposit accounts of the "corralito". The release of funds did not affect the exchange rate.

During the last quarter of the year, total "free" deposits in the financial system, net of rescheduled deposits and of those tendered in both swaps, increased by Ps.6,300 million. The increase continued even after the lifting of the "corralito" and the maturity of the first installment of the schedule to reimburse peso-denominated time deposits of amounts larger than Ps.30,000. Transactional deposits remained stable. Therefore, as in the third quarter, total deposits in the financial system grew as much as the new time deposits of less than 180 days. Again, financial institutions were able to maintain within the system, with decreasing interest rates, most of the funds released as a result of the reimbursement of deposits pursuant to judicial orders, of the freeing of restructured deposits in accordance with the reimbursement schedule, and of the lifting of the "corralito".

The average nominal interest rate in the system for 30-day time deposits was 27.88% per annum and the interest rate on 30-day Lebac was 6.9% per annum at the end of the fourth quarter. During the quarter the Argentine Central Bank stopped issuing the 14-day Lebac and began placing longer-term ones bearing lower interest rates. In effect, at the end of 2002, the interest rates on 4- and 6-month Lebac was 18% and 46%, respectively, while it was 42% at the beginning of November for the 4-month series, and 82% at the end of October for the 6-month series.

Restructured deposits continued decreasing during the second half of 2002, as a direct consequence of the reimbursements mandated by judicial orders. The effect of these payments on the cash of the financial system, including the difference between the Ps.1.4 per US$1 parity at which the restructured deposits were registered in bank books and the market exchange rate (applicable to those deposits that had originally been denominated in dollars), is estimated to have amounted to Ps.10,500 million for the whole 2002. The estimated balance of restructured deposits in the financial system, without including the adjustment by the CER coefficient, as of year end was approximately Ps.14,700 million.

The Canje II had not ended at year end. This exchange ended in May 2003 with a degree of participation from deposit holders in the financial significantly below that of the Canje I.

The reduction in private sector loans also decreased in the semester, amounting to Ps.6,900 million. However, repayments and prepayments on these loans was still an important source of liquidity for financial institutions. Since the third semester, the reduction in private sector loans has practically compensated banks' needs for funds associated to the reimbursement of restructured deposits and the payments mandated by judicial orders.

The liquidity of the financial system (measured as cash held in bank vaults plus banks' deposits with the Argentine Central Bank, as a percentage of total deposits) improved in the quarter, reaching 21.8% at the end of the year compared with 12.3% at the end of June. Consistently, the assistance of the Argentine Central Bank to financial institutions remained stable in the second half of the year, reflecting this improvement. International reserves began to increase in the fourth quarter, to reach US$10,500 million at the end of the year.

The exchange rate at the end of 2002 was Ps. 3.36 per US$1, which implied a 10.2% appreciation of the peso in the last quarter of the year, and of 11.6% in the second semester.

RESULTS OF OPERATIONS OF GRUPO GALICIA FOR THE FISCAL YEARS ENDED DECEMBER 31, 2002 AND DECEMBER 31, 2001 AND THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2000

GENERAL

The following is a discussion of our results of operations

(i) for the twelve months ended December 31, 2002 ("FY 2002"), as compared with the results of operations for the twelve months ended December 31, 2001 ("FY 2001"),

(ii) for FY 2001 as compared with the results of operations for the six months ended December 31, 2000, which have been annualized to make comparisons possible, and

(iii) for the six month period ended December 31, 2000, for which there is no comparable six month data for the prior year.

Banco Galicia is the predecessor entity of Grupo Galicia, which became the successor entity following the July 2000 exchange offer whereby we offered to exchange shares of Banco Galicia for shares of Grupo Galicia. We were formed on September 14, 1999, as a financial services holding company, to hold all of the shares of capital stock of Banco Galicia held by members of the Escasany, Ayerza and Braun families. As a result of the exchange offer completed in July 2000, our interest in Banco Galicia amounted to 93.23% and by the end of 2002 our interest was 93.59% as a result of open market purchases. Therefore, for periods prior to July 1, 2000, the financial statements of Banco Galicia have been presented for the two years ended June 30, 2000. From July 1, 2000 onwards the financial statements of Grupo Galicia have been presented, for the two fiscal years ended December 31, 2002 and for the six months ended December 31, 2000. There is no comparable consolidated information for the periods previous to the exchange.

NET INCOME

Grupo Galicia's net income is substantially the result of its interest in Banco Galicia, Banco Galicia being its most significant subsidiary.

In FY 2002 our results of operations, before the loss absorption, was a net loss Ps.2,817.0 million. The possibility for banks to absorb certain losses incurred in 2002 up to a certain amount and subject to the approval of the meeting of shareholders was established by Communique "A"3800 of the Argentine Central Bank. The loss absorption is explained under the section "Loss Absorption" below.

The net loss recorded in FY 2002 was mainly the result of:

(i)   provisions for loan losses for Ps.1,634.3 million

(ii)  a monetary loss from financial intermediation for Ps. 1,425.3 million;

(iii) administrative expenses net of the monetary gain from operating expenses for Ps.918.5 million,

(iv) a miscellaneous net loss, net of the monetary loss on miscellaneous operations, for Ps.587.5 million,

(v)   a Ps.51.5 million loss from equity investments, and

(vi)  a Ps.65.9 million income tax charge.

These effects were partially offset by

(i) net financial income before the monetary loss from financial intermediation for Ps.1,226.6 million

(ii)  net income from services for Ps.372.2 million.

(iii) minority interests for Ps.267.2 million.

(iv)  A Ps.1,358.2 million loss absorption. See "--Loss Absorption" below.

After the loss absorption, Grupo Galicia's recorded a Ps.1,458.8 million net loss in FY 2002 compared to net income of Ps.262.3 in FY 2001.

                                                                 GRUPO GALICIA                         BANCO GALICIA
                                                ---------------------------------------------------   --------------
                                                        FISCAL YEAR              6 MONTH PERIOD        FISCAL YEAR
                                                    ENDED DECEMBER 31,         ENDED DECEMBER 31,     ENDED JUNE 30,
                                                -------------------------   -----------------------   --------------
                                                    2002          2001               2000                  2000
--------------------------------------------------------------------------------------------------------------------

                                                          (in millons of December 31, 2002, constant Pesos)

CONSOLIDATED INCOME STATEMENT                                                         ANNUALIZED
                                                                                      ----------
Financial Income.............................   Ps.  5,747.6  Ps. 3,555.8   Ps. 1,791.7  Ps.3,583.4      Ps.3,275.3
Financial Expenses...........................        4,521.0      2,107.7         967.2     1,934.4         1,696.0
Net Financial Income.........................        1,226.6      1,448.1         824.5     1,649.0         1,579.3
Provision for Losses on Loans and Other
 Receivables ................................        1,634.3        999.8         270.0       540.0           545.0
Net Income from Services.....................          372.2        934.5         417.9       835.8           747.7
Monetary Loss from Financial Intermediation..       (1,425.3)           -             -           -               -
Administrative Expenses......................          939.3      1,358.1         659.5     1,319.0         1,327.3
Monetary Gain (Loss) from Operating Expenses.           20.8            -             -           -               -
Minority Interest............................          267.2        (22.0)        (13.8)      (27.6)            0.7
Income from Equity in Other Companies........          (51.5)        34.7          (9.7)      (19.4)          (12.0)
Miscellaneous Income (Loss), Net ............         (425.8)       382.6          21.4        42.8            60.1
Monetary Gain (Loss) from Other Transactions.         (161.7)           -             -           -               -
Income before Taxes..........................       (2,751.1)       420.0         310.8       621.6           503.5
Income Tax...................................          (65.9)      (157.7)       (114.4)     (228.8)         (162.1)
Net Income before the Absorption.............       (2,817.0)       262.3         196.4       392.8           341.4
Absorption subject to the Approval of the
  Annual Shareholders' Meeting...............        1,358.2            -             -           -               -
NET INCOME AFTER THE ABSORPTION..............   Ps. (1,458.8)  Ps.  262.3   Ps.   196.4  Ps.  392.8      Ps.  341.4
Return on Average Assets.....................          (5.90)%       0.90%         0.64%       1.27%           1.12%
Return on Average Shareholders' Equity.......         (60.51)        8.67          7.34       14.68           12.41
-------------------------------------------------------------------------------------------------------------------

The decrease in Grupo Galicia's net income for FY 2001 can be traced to higher provisions for loan losses, which increased Ps.459.8 million over the annualized six month period, reflecting the deterioration in the Bank's asset quality due to the recessionary economic context, and a lower financial margin (narrower in 52 b.p.) as a consequence of higher funding costs. These effects were partially compensated by higher miscellaneous results (increasing Ps. 339.8 million), due to income coming from government securities that overcollateralize repo transactions. Moreover, higher net fee income, higher income from equity investments and a lower income tax, also collaborated to raise Grupo Galicia's net income.

FY 2001 earnings per share was Ps.0.240, compared to the Ps.0.384 corresponding to the annualized earnings of the six months ended December 31, 2000. Return on average assets was 0.90% compared to 1.27% in the six months ended December 31, 2000. Return on average equity reached 8.67% compared to 14.68% in the six months ended December 31, 2000.

In the second half of 2000, annualized net income was Ps.392.8 million. Net income mainly consisted of an annualized net financial income of Ps.1,649.0 million and an annualized net income from services of Ps.835.8 million. Net income was partially offset by an annualized provision for losses on loans and other receivables of Ps.540.0 million, administrative expenses of Ps.1,319.0 million, and an annualized income tax charge of Ps.228.9 million.

FINANCIAL INCOME

The components of financial income were:

                                                                             GRUPO GALICIA                        BANCO GALICIA
                                                           ----------------------------------------------------- --------------
                                                                 FISCAL YEAR               SIX MONTHS ENDED        FISCAL YEAR
                                                               ENDED DECEMBER 31,            DECEMBER 31,         ENDED JUNE 30,
                                                           -----------------------------------------------------  --------------
                                                              2002            2001                2000                 2000
--------------------------------------------------------------------------------------------------------------------------------
                                                                   (in millons of December 31, 2002, constant pesos)

                                                                                                     ANNUALIZED
                                                                                                     ----------
- Income on Loans and Other Receivables Resulting from
   Financial Intermediation and Premiums Earned on
     Reverse Repos......................................   Ps. 4,556.3(2) Ps. 3,282.3   Ps. 1,560.3  Ps. 3,120.6   Ps. 2,820.3
- Income from Government and Corporate
Securities, Net.........................................         794.5          156.6         161.7        323.4         301.4
- Other(1)..............................................         396.8          116.9          69.7        139.4         153.6
                                                           -----------------------------------------------------   -------------
TOTAL...................................................   Ps. 5,747.6    Ps. 3,555.8   Ps. 1,791.7  Ps. 3,583.4   Ps. 3,275.3
--------------------------------------------------------------------------------------------------------------------------------

(1) Reflects income from financial leases, net and differences in quotation of gold and foreign currency and premiums on forward sales of foreign exchange.

(2)      Includes Ps.3,373.4 million of Cer adjustments.

The following table shows our yields on interest-earning assets and cost of funds:

                                                                                                                   BANCO GALICIA
                                                       GRUPO GALICIA, AS OF DECEMBER 31,                           AS OF JUNE 30,
                                     -------------------------------------------------------------------------  --------------------
                                                          2002                    2001                2000 (*)                2000
                                     -------------------------------------------------------------------------  --------------------
                                       AVERAGE   NOMINAL  REAL      AVERAGE                AVERAGE                AVERAGE
                                       BALANCE    RATE    RATE      BALANCE       RATE     BALANCE     RATE       BALANCE     RATE
------------------------------------------------------------------------------------------------------------------------------------
                                                       (in millons of December 31, 2002, constant pesos, except rates)
INTEREST-EARNING ASSETS ............ Ps.26,720.5  19.71%   3.43%  Ps.27,018.7     13.98%  Ps.28,056.5  12.58%   Ps.26,008.1   12.43%
  Government  Securities............     2,236.1  13.24   36.49       2,509.4     10.96       2,971.3   9.14        3,142.8   10.41
  Loans.............................    15,130.5  28.86  (26.18)     19,829.4     16.03      19,506.4  14.63       18,094.8   14.46
  Other.............................     9,353.9   6.47   43.42       4,679.9      6.90       5,578.8   7.24        4,770.5    6.07
INTEREST-BEARING LIABILITIES .......    22,698.4  18.89    7.84%     23,839.5      8.42      24,909.1   7.44       22,955.9    7.08
  Current Accounts..................       192.9   9.02  (31.57)        733.5      7.15             -      -              -       -
  Saving Accounts...................     1,439.3   0.62  (20.11)      2,400.7      1.58       2,774.9   1.86        2,875.1    1.92
  Time Deposits.....................     6,316.4  20.95   16.06      14,127.1      9.74      14,919.2   7.72       13,450.2    7.44
  Argentine Central Bank............     7,085.9  31.31  (39.83)        148.3      9.28           6.3      -            8.3    2.63
  Other Financial Entities..........     2,754.7   8.85   58.68       1,693.8      8.61       1,780.9   8.98        1,680.0    8.75
  Debt Securities (includes
    Negotiable Obligations).........     2,546.3   5.90   62.26       2,908.8      8.37       3,167.6   9.23        2,781.0    8.80
  Other.............................     2,362.9  13.83   31.19       1,827.3      7.54       2,260.2   8.72        2,161.3    8.24
SPREAD AND NET YIELD
-Interest Spread, Nominal Basis(1)..               0.82   (4.41)                   5.56                 5.14                   5.35
- Net Yield on Interest-Earning
   Assets (2).......................               3.66   (6.41)                   6.54                 5.98                   6.18
- Financial Margin (3) .............               4.34                            5.36                 5.88                   6.07
------------------------------------------------------------------------------------------------------------------------------------

(*) Grupo Galicia consolidated, 6-month period ended December 31, 2000.

(1) Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities.

(2) Net interest earned divided by average interest-earning assets.

(3) Represents net financial income, divided by average interest-earning assets. According to Communiques "A" 3703 and "3800", the financial margin for FY 2002 was (0.74)%

FY 2002 compared to FY 2001

For FY 2002 financial income amounted to Ps.5,747.6 million, a 61.6% increase from the Ps.3,555.8 million recorded in FY 2001.

In accordance with the provisions of Communique "A" 3703 issued by the Argentine Central Bank, the Group's financial income does not include the gain obtained by the revaluation of the Bank's net asset foreign currency position as of December 31, 2001, from Ps.1 per US dollar to Ps. 1.4 per US dollar, as a result of the change in the foreign exchange regime introduced on January 6, 2002, which implied a 40% increase in the exchange rate. In accordance with said Communique, this gain had to be directly reflected on a specific shareholders' equity's account ("Unrealized Valuation Difference from the Net Asset Foreign Currency Position"), without being recognized in the income statement. This criterion, which differs from the Argentine professional accounting standards, modified the fiscal year financial income, since a Ps.1,451.3 million gain was not recorded in the Bank's income statement.

According to the data shown in the table above this gain was the result of an increase in the average yield on interest-earning assets, partially offset by a decrease in the average volume of those assets. The average rate on interest-earning assets rose 573 basis points to 19.71%. This fluctuation was based on a 1,283 basis-point increase in the average lending rate, which was mainly due to the adjustment by the CER of the principal of the pesified loan portfolio, mainly public-sector secured loans. The CER variation was 40.54%. Average interest-earning assets amounted to Ps.26,720.5 million, which represented a 1.1% decrease from the Ps.27,018.7 million in FY 2001. This was mainly the result of a lower average loan portfolio, which decreased by 23.7%. The decrease of the average loan portfolio was partially offset by the 99.9% growth recorded in the item Others.

The average loan portfolio for fiscal year 2002 amounted to Ps.15,130.5 million, 23.7% lower than the Ps.19.829.4 million in FY 2001. This decrease was the result of a Ps.6,735.1 million decrease in the private-sector loan portfolio, partially compensated by a Ps.2,036.2 million increase in the public-sector loan portfolio (mainly secured loans). The increase in the public-sector loan portfolio was the result of the pesification of this portfolio at the Ps.1.4 per US dollar exchange rate and of the adjustment of this portfolio's principal by the CER. The decrease in the private-sector loan portfolio was the result of (i) the pesification of such portfolio at the Ps.1 per US dollar exchange rate, (ii) significant payments and prepayments by customers and (iii) securitization (and/or sale) of private-sector loans when the Plan was launched. See "Item 4. Information on the Company--Initiatives and Investments--Galicia Capitalization and Liquidity Plan and--Description of Consolidated Assets." In addition these variations reflect the restatement of FY 2002 and the FY 2001 comparison base in constant currency of December 2002.

Based on data prepared daily by the Argentine Central Bank, Banco Galicia's market share of all loans in the Argentine financial system, excluding the loans of the four regional credit-card companies, was estimated at 11.04% as of December 31, 2002, compared with 10.00% as of December 31, 2001.

The average interest rate for total loans was 28.86% for FY 2002, which includes the CER adjustment. In this period, the loan portfolio to the private sector accrued a 20.82% interest rate, while loans to the public sector recorded an average interest rate of 35.57%. Secured loans representing an exposure to the Argentine government accrue the CER adjustment plus an annual average interest rate of 4%. Those secured loans that were the result of the provincial-sector debt swap accrue the CER plus an annual 2% interest rate. The average rate is lower than the CER variation during the year mainly due to the restatement of the FY 2002 balance for inflation. Pursuant to the regulatory changes described in other sections of this annual report, those pesified loans (excluding those mortgage loans for the sole and permanent residence of the borrower of up to US$250,000 and certain personal loans and pledge loans) accrue the CER plus an additional fixed interest rate ranging from 3.5% to 8% depending on the type of loan, as established by the Argentine Central Bank. Due to the successive changes in the regulations and since these modifications had not been fully defined and regulated as of December 31, 2002, mortgage loans for the sole and permanent residence of the borrower of up to US$250,000 and certain personal loans and pledge loans, for which the CVS adjustment plus an interest rate determined by the Argentine Central Bank was established, accrued at such date the originally agreed interest rate. Private sector loans that were originally denominated in pesos, mainly credit-card loans beared market interest rates.

The 99.9% increase in the item "Others" of the table above mainly shows the incorporation of the compensatory and the hedge bonds, still to be received, resulting from the compensation for the "asymmetric pesification" of assets and liabilities determined by the government. These Bonds were recorded under "Other Receivables from Financial Brokerage", for Ps.7,037.2 million as of December 31, 2002. Both Bonds are dollar-denominated and accrue LIBOR and their valuation followed the increase in the value of the US dollar vis-a-vis the peso during FY 2002. See " -- Description of Consolidated Assets."

The average balance of the Group's net position in government securities was Ps.2,236.1 million, 10.9% lower than in FY 2001. The average yield on the net position in government securities was 228 basis points higher than that recorded in the prior fiscal year. The decrease in the average balance was mainly due to the restatement of the FY 2001 comparison base for inflation. In addition the decrease was the result of the net effect of the following: (i) a decrease in the government's securities net position due to the Bank's participation in the swap of government securities for secured loans in late 2001; (ii) an increase in the peso value of the net position in government securities not tendered in such swap, given that they were mainly dollar-denominated securities or they were pesified at the Ps.1.4 per US dollar exchange-rate. The average net position in government securities during fiscal year 2002 consisted mainly of Argentine Republic External Notes, Argentine government bonds at 9% maturing in 2002 ("Bono Encaje"), Fiscal Credit Certificates and of that portion of the compensatory bond that was actually credited to the Bank. The Argentine Republic External Notes and the compensatory bond are dollar-denominated. The "Bono Encaje" and the Fiscal Credit Certificates were pesified at the Ps.1.4 per US dollar exchange-rate and its principal was adjusted by the CER. In addition, during September 2002, the Bank used its holdings of the "Bono Encaje" amounting to Ps.535 million, to acquire the bonds to be delivered to depositors who had chosen to exchange their deposits for bonds as part of the Canje I. See "Item 4. Information on the Company--Main Regulatory Changes in 2002 and 2003--Deposits" and "Item 4. Information on the Company--Selected Statistical Information--Government and Corporate Securities."

The average yield on the net position in government securities was the result of the different interest rates accrued by such government securities. The Argentine Republic External Notes, Series 74 and 75, accrued the average rate resulting from the survey conducted by the Argentine Central Bank on the rates paid by banks for time deposits plus an annual 4.95%, and the "Badlar Rate" (the average rate resulting from the survey conducted by the Argentine Central Bank on the rates paid by banks for time deposits of more than Ps.1 million) plus an annual 2.98%, respectively. The Bono Encaje and the Fiscal Credit Certificate are adjusted by the CER index and accrue an annual interest rate of 2%. The compensatory bond has accrued LIBOR.

Financial income also recognizes a gain of Ps.324.7 million, due to foreign exchange differences and foreign currency premiums (this gain does not include the gain from the revaluation of the Bank's net asset foreign currency position as of December 31, 2001, from the Ps.1 per US. dollar parity to the Ps.1.4 per US. Dollar parity) and income from FX brokerage amounting to Ps.52.5 million.

FY 2001 compared to annualized 2000

FY 2001 financial income amounted to Ps.3,555.8 million while for the second half of 2000, annualized financial income was Ps.3,583.4 million. If the interest income from government securities that overcollateralize repo transactions was recorded under financial income (as it is shown in the "Average Balances, Field and Rates" table), interest income would amount to Ps.3,842.6 million. Average interest-earning assets reached Ps.27,018.7 million in FY2001, 3.7% lower than the Ps.28,056.5 million corresponding to the six months ended December 31, 2000. This decrease is mainly explained by the reduction in the average portfolio of "Other interest earning assets" mainly due to the reductions in the minimum liquidity requirements established by the Argentine Central Bank. This decrease was also due to a lower balance of government securities, as a consequence of the public-sector debt swaps that took place during 2001. Average yield on interest-earning assets, was 13.98%, increasing 140 b.p. from 12.58% of the six months ended December 31, 2000. This jump is explained by an increase of 181 b.p. in the average yield on government securities and a 140 b.p. increase in the average yield on loans, partially offset by a 34 b.p. decrease in the average yield on "other interest-earning assets".

Annualized financial income for the second half of 2000 was Ps.3,583.4 million, with average interest-earning assets of Ps.28,056.5 million and an average yield of 12.58% on these assets. This compares with average interest-earning assets of Ps.26,008.1 million and an average yield of 12.43% for the year ended June 30, 2000. A higher volume of dollar-denominated interest-earning assets was accompanied by an increase in yields, both for peso- and dollar-denominated interest-earning assets. The increase in the yield on assets was mainly due to the increase in the lending rates in both currencies, reflecting the trend in the financial system as a whole.

The average balance of Grupo Galicia's net position in government securities in FY 2001 was Ps.2,509.4 million, or a 15.5% decrease compared to the Ps.2,971.3 million posted in the second half of 2000. The average yield on such securities was 181 b.p. higher than the one registered in the six months ended December 31, 2000. Average yield on government securities was 10.96% for FY2001 and 9.15% for the second half of 2000. It is important to mention that the Bank participated in the public-debt swap that took place in June 2001(known as "Megacanje"). By that time,

Ps.3,593.4 million of notional amount of the Bank's public-debt instruments portfolio were replaced by Global 2008 Bonds and Variable Rate Promissory Notes ("Pagares Bono a Tasa Variable or BTVA") maturing in 2006. Subsequently, on November 6, 2001, the government launched another debt swap through Decree No.1387/01. In this case, Banco Galicia swapped its eligible government securities portfolio and its public-sector loan portfolio (including BTVAs) for secured loans.

The average balance of Grupo Galicia's net position in government securities was Ps.2,971.3 million, with an average yield of 9.15%. This compares to an average balance of Ps.3,142.8 million and an average yield of 10.41% for the year ended June 30, 2000. The fall in the yield on government securities was a result of lower profits from the trading securities portfolio in the six months ended December 31, 2000. As of December 31, 2000, the net position in government and corporate securities included Ps.2,093.1 million recorded in investment accounts in accordance with the valuation rules set by the Argentine Central Bank. Had this option not been used, annualized financial income for the second half of 2000 would have declined Ps.7.4 million.

In FY 2001, the average loan portfolio was Ps.19,829.4 million, or 1.7% higher than the Ps.19,506.4 million posted in the second half of 2000. The average peso-denominated loan portfolio was Ps. 4,093.0, or 9.9% lower than the Ps. 4,544.2 million registered in the second half of 2000. Average dollar-denominated portfolio was Ps.15,736.4 million, or 5.2% higher than the Ps.14,962.2 accounted in the last six months of 2000. Comparing the FY2001 average loan balance with the one registered in the second half of 2000, loans to the financial sector increased 27.6% and loans to the non-financial public-sector increased 14.8%, mainly as a result of the extension of new loans to the Argentine government and to the Fiduciary Fund for Provincial Development, and as a consequence of the swap launched in November 2001 of public-sector debt instruments for secured loans. Due to the recession and the crowding-out effect of the increase in lending to the public sector, loans to large corporations decreased 23.8%, loans small- and middle-market companies decreased by 8.3% and loans to medium and large companies decreased 6%. Loans to individuals increased 9.6%, mainly due to the increase of mortgage lending to individuals, especially in the first half of the year, as a result of the Bank's policy of favoring this lower-risk type of loans. In December 2001, Banco Galicia securitized part of its mortgage loan portfolio. Originally, the securitized portfolio amounted to US$238.6 million (Galtrust II, III, IV and V Financial Trusts). The financial trusts launched Class A debt securities for US$131 million, Class B debt securities for US$45 million and subordinated notes for US$62.6 million.

The average loan portfolio to individuals for FY 2001 included Ps.924.2 million due to the consolidation of the four regional credit card companies controlled by the Bank (Tarjeta Naranja S.A., Tarjeta Comfiar S.A., Tarjetas del Mar S.A. and Tarjetas Cuyanas S.A.).

The average loan portfolio for the second half of 2000 was Ps.19,506.4 million. The average peso-denominated loan portfolio was Ps.4,544.2 million, while the average dollar-denominated loan portfolio was Ps.14,962.2 million. This compares to an average balance for the peso-denominated portfolio of Ps.4,481.5 million and an average balance for the dollar denominated portfolio of Ps.13,613.3 million for the year ended June 30, 2000. The increase in the average balances of the peso loan portfolio for the year ended June 30, 2000 was due to increases in lending to the private sector. The increase in dollar-denominated loans was driven by an increase in lending to the Argentine public sector, partly offset by the securitization of Ps.1,072.6 million of loans to provincial governments, as well as an increase in lending to the private sector, mainly mortgage lending.

The average interest rate on loans was 16.03% in FY 2001, or 140 b.p. higher than the 14.63% accounted in the second half of 2000. The average interest rate for peso-denominated loans was 25.06% while for dollar-denominated loans was 13.68%. In the second half of 2000, the average interest rate on peso-denominated loans and dollar-denominated loans were 21.30% and 12.61%, respectively. These increases in rates, which were more notable in the case of loans to the public sector, reflect the increasing scarcity of funds in 2001and the increase in risk due to the unfolding economic crisis.

The average interest rate for all loans in the second half of 2000 was 14.63%. The average interest rate for peso-denominated loans was 21.30%, while the average interest rate for dollar-denominated loans was 12.61%. This compares to an average rate for all loans of 14.46% for the year ended June 30, 2000. The average interest rate was 21.86% for peso-denominated loans and 12.02% for dollar-denominated loans for the year ended June 30, 2000. According to data on the Argentine financial system prepared by the Argentine Central Bank, Banco Galicia's loan market share was 10.00% as of December 31, 2001 and 9.58% as of December 31, 2000. These figures did not include

Tarjetas Regionales S.A.'s subsidiaries loans. Peso-denominated loan market share rose from 5.98% to 6.16% while dollar-denominated loan market share declined to 11.02% from 11.24%.

In FY 2001, the category "Other" in the table above amounted to Ps.4,679.9 million on average. This represented a 16.1% decrease compared to the Ps.5,578.8 million posted in the second half of 2000. This reduction was mainly explained by the fact that, following a change in Argentine Central Bank rules, minimum liquidity requirements were complied with through reverse repo transactions until May 2001, while since June 2001, they were comprised of deposits in banks current accounts at the Argentine Central Bank.

The balance of the FY 2001 category "Other" in the table above includes Ps.431.4 million representing the average balance of the financial trust Galtrust I for the six-month period ended December 31, 2000. This trust was created in October 2000 in connection with the securitization of provincial loans for a total amount of Ps.1,072.6 million. The securitized loans pertained to the Bank's portfolio of loans to provincial governments, guaranteed by federal tax revenues shared with the provincial governments. This trust was recorded in the "Other Receivables from Financial Brokerage" account in our financial statements and its balance as of December 31, 2000, was Ps.978.6 million and Ps.646.6 million as of December 31, 2001. The provincial loans that constituted the underlying assets in this trust were tendered in the November 2001 swap. The swap of this provincial debt into secured loans is pending completion.

FINANCIAL EXPENSES

THE COMPONENTS OF FINANCIAL EXPENSES WERE:

                                                                     GRUPO GALICIA                     BANCO GALICIA
                                                    -----------------------------------------------    -------------
                                                         FISCAL YEAR               SIX MONTHS            FY ENDED
                                                      ENDED DECEMBER 31,        ENDED DECEMBER 31,        JUNE 30,
                                                    -----------------------------------------------    -------------
                                                       2002        2001               2000                  2000
--------------------------------------------------------------------------------------------------------------------
                                                            (In millions of December 31,2002, constant pesos)

                                                                                         ANNUALIZED
                                                                                         ----------
Expenses from
  Interest on Deposits............................  Ps.   444.5 Ps. 1,482.6   Ps. 597.7 Ps. 1,195.4     Ps. 1,045.9
  Debt Securities ................................        278.5       232.9       146.1       292.2           228.3
  Contributions and Taxes.........................         50.0        92.2        39.1        78.2            90.7
  Other (1).......................................      3,748.0       300.0       184.3       368.6           331.1
                                                     ----------------------------------------------     ------------
TOTAL.............................................  Ps. 4,521.0 Ps. 2,107.7   Ps. 967.2 Ps. 1,934.4     Ps. 1,696.0
--------------------------------------------------------------------------------------------------------------------

(1) Includes accrued interest on liabilities resulting from financial brokerage with banks and international entities, and premiums payable on repos. For FY 2002 includes $1,365.2 million of interest on the financial assistance from the Argentine Central Bank and $1,700.7 million of CER adjustments.

FY 2002 compared to FY 2001

Financial expenses for fiscal year 2002 were Ps.4,521 million, 114.5% higher than in FY 2001. This increase reflected a 1,047 basis points growth in the average interest rate of interest-bearing liabilities, partially offset by a 4.8% decrease in their volume.

Average interest-bearing liabilities amounted to Ps.22,698.4 million, in comparison with Ps.23,839.5 million for FY 2001. This decline is to a large extent the result of the restatement of the comparison base in constant currency of December 2002. In addition the decline was the result of the decrease in deposits during the first half of 2002, partially compensated by (i) the pesification of deposits originally constituted in Argentina, or the CEDROs, and denominated in US dollars at the exchange rate of Ps. 1.4 per US dollar and the adjustment of their principal by the CER, (ii) the valuation of dollar-denominated liabilities subject to foreign law at the market exchange rate, which increased from Ps.1 per US dollar to Ps.3.363 per US dollar at the close of FY 2002, including debt with foreign financial institutions, debt securities and deposits in foreign branches and subsidiaries; (iii) the increase in Argentine Central Bank's financial assistance for liquidity purposes due to the fall in the Bank's deposits in the first half of 2002; (iv) the recording of the Argentine Central Bank advance to be used for the subscription of the hedge bond; and (v) the incorporation of the loans granted to the Bank by Sedesa and the Fiduciary Fund for the Assistance to Financial Institutions and Insurance Companies when the Plan was launched, which are dollar-denominated.

Total interest-bearing deposits amounted to Ps.7,948.6 million, 54% lower than in FY 2001. This decrease was the result of the decrease in dollar-denominated deposits of subsidiaries, mainly during the third quarter of the 2002, and of CEDROs. The decline in the latter resulted from (i) legal actions by deposit holders demanding their reimbursement and (ii) the offering by the government to holders of restructured deposits to exchange them for Argentine government bonds. These decreases were compensated by the pesification of deposits in Argentina originally denominated in US dollars at the exchange rate of Ps. 1.4 per US dollar and by adjustment of their principal by the CER, and by the valuation of deposits in foreign branches and subsidiaries, mainly deposits in Galicia Uruguay, at the market exchange rate. It should be reminded that Galicia Uruguay's restructuring into new deposits or negotiable obligations was approved by the Uruguayan Courts in late December 2002. As a result, FY 2002 average dollar-denominated interest-bearing deposits mainly reflect all of Galicia Uruguay deposits. See "Item 4. Information on the Company--Selected Statistical Information--Average Balance Sheet and Income from Interest-Earning Assets and Expenses from Interest Bearing Liabilities."

Average peso-denominated time deposits amounted to Ps.2,892.1 million in FY 2002. This amount mainly represents CEDROs, which in turn mainly represent deposits originally constituted in US dollars, that were converted into pesos at the Ps.1.40 per US dollar parity. As of December 31, 2002, total CEDROs amounted to Ps.729 million (principal only) and Ps.73 million corresponded to restructured deposits whereby their holders had exercised the option to exchange them for Argentine government securities, pursuant to Decree No.1,836/02 (Canje
II). The Canje I was completed in December 2002, which in the Bank's case, lead to a decrease in restructured deposits of Ps.693 million (principal only) in the last month of the year.

Furthermore, restructured deposits decreased during 2002 as a result of a significant number of complaints that have been filed against financial institutions by deposit holders.

Banco Galicia's market share of total deposits in the Argentine financial system, considering deposits in Argentina only and including those exchanged for government securities in the Canje I, reached 5.26% as of December 31, 2002, while as of December 31, 2001, the Bank's market share amounted to 7.3%. Banco Galicia's market share in the Argentine free deposit system (deposits in current and savings accounts and voluntary time deposits) was 4.36% as of the end of FY 2002.

The average balance of debt securities was Ps. 2,546.3 million, an 12.5% decrease from FY 2001. This decrease is the result of the restatement for inflation of FY 2001 figures, the reclassification of debt corresponding to two commercial papers for a total amount of US$332 million into credit lines with foreign banks, currently under restructuring (recognized in the item "Others" in the table showing the yields on average interest-earning assets and the cost of funds) and the restructuring of two notes of the New York Branch for an aggregate amount of US$200 million, since the new securities were issued for a lower amount (US$115 million) as a consequence of payments made in cash and of the forgiveness of debt See "Item 4. Information on the Company--Initiatives and Investments--Galicia Capitalization and Liquidity Plan." These effects were partially compensated by the fact that these liabilities are dollar-denominated and valued at the market exchange rate..

Debt with financial institutions amounted to Ps.2,754.7 million in FY 2002. This amount mainly corresponds to the the Bank's dollar-denominated debt with foreign financial institutions. See "Item 4. Information on the Company--Selected Statistical Information--Average Balance Sheet and Income from Interest-Earning Assets and Expenses from Interest Bearing Liabilities." When compared with the average balance for FY 2001, total debt with financial institutions shows a 62.6% increase. This increase resulted from the increase in the market exchange rate during 2002 and the reclassification mentioned above.

The average balance of financial assistance from the Argentine Central Bank in FY 2002 amounted to Ps.7,085.9 million, as compared with Ps.148.3 million in FY 2001. This increase was due to the fact that the Argentine Central Bank provided financial assistance to the Bank until April 2002 to face the run on deposits faced by the financial system and the Bank. The average balance of financial assistance for liquidity reasons was Ps.4,836.3 million, of which Ps.480.1 million corresponded to a loan from the Argentine Central Bank received to pay off debt with the Bank Liquidity Fund. See "Item 4. Information on the Company--Initiatives and Investments--Galicia Capitalization and Liquidity Plan." In addition, the increase is explained by the incorporation of an average balance of Ps.1831.8 million corresponding to the loan to be granted by the Central Bank to be used for the subscription of the hedge bond.

The loans from Sedesa and the FFAEFyS, which are dollar-denominated liabilities, for average balances of Ps.158.6 million and Ps.79 million, respectively, in FY 2002, resulting from the implementation of the Plan, are shown under the item "Others." The average balance of other interest-bearing liabilities was Ps.2,362.9 million in FY 2002, 29.3% higher than in FY 2001. The increases is primarily due to the fact that these liabilities are mainly dollar denominated.

In FY 2002 the 1,047 b.p increase in cost of funds was mainly the result of the increase in the cost of interest-bearing deposits and in the cost of the financial assistance from the Argentine Central Bank.

Restructured deposits representing deposits originally constituted in dollars accrued interest at CER plus a 2% interest rate during FY 2002. CEDROs originally denominated in pesos accrued at an interest rate of 7%.

The cost of the financial assistance from the Argentine Central Bank is mainly explained by the cost of the loans for liquidity support, excluding the advance received to pay off debts with the Bank Liquidity Fund (Fondo de Liquidez Bancaria), which accrued an average interest rate of 28.25% during FY 2002. The advance received to pay off such debt accrued the principal adjustment by the CER plus an annual 3% interest rate. The loan to be received to purchase the hedge bond accrued the principal adjustment by the CER plus an annual interest rate of 2%.

These increases in the cost of funds mentioned in the paragraph above were mitigated by the decrease in the cost of debt securities, reflecting the decrease in the LIBOR rate and of the debt reduction obtained in the restructuring of the New York Branch's debt securities. In addition, the cost of dollar-denominated time deposits decreased from 8.92% in FY 2001 to 3.49% in FY 2002. This reduction mainly reflects the fact that Galicia Uruguay time deposits accrued a 2% interest rate during 2002.

The loan from Sedesa accrued an interest rate equal to the 180-day LIBOR plus an annual 3%. The loan from the FFAEFyS accrued an interest rate equivalent to the 180-day LIBOR plus an annual 4%, with a minimum rate of 8.07% per annum.

FY 2001 compared to annualized 2000

In FY 2001, financial expenses were Ps.2,107.7 million compared to the annualized Ps.1,934.5 million posted in the second half of 2000. The average balance of the interest-bearing liabilities was Ps.23,839.5 million in FY 2001, 4.3% lower than the Ps.24,909.1 million registered in the last six months of 2000. The average yield on interest-bearing liabilities was 8.42%, or 98 b.p. higher than the average yield in the second half of 2000.

The annualized financial expenses for the second half of 2000 were Ps.1,934.5 million, primarily due to an average volume of interest-bearing liabilities of Ps.24,909.1 million, with an average cost of 7.44%. In the same period, average interest-bearing deposits increased to Ps.17,694.0 million, and their average cost was 6.80%.

In FY 2001 average peso-denominated interest-bearing deposits amounted to Ps.3,465.4 million, 21.0% lower than the Ps.4,385.3 million posted in the second half of 2000. Average dollar-denominated interest-bearing deposits totaled Ps.13,795.9 million, 3.7% higher than the Ps.13,308.8 million accounted in the second half of 2000. The increase in dollar-denominated average deposits and the decrease in peso-denominated average deposits were due to depositors' preference for dollar-denominated deposits, a historic behavior of Argentine depositors in periods of economic crisis and uncertainty, such as 2001.

Average total interest-bearing deposits fell during FY 2001 to Ps.17,261.3 million from Ps.17,694.1 million during the second half of 2000, a 2.4% decrease. These average figures do not reflect the significant loss of deposits suffered by the Bank in 2001, given that this loss was concentrated in the last two months of the year.

Average peso-denominated interest-bearing deposits were Ps. 4,385.3 million in the second half of 2000, while average dollar-denominated interest-bearing deposits totaled Ps. 13,308.8 million for the same period. This compares with an average balance for peso-denominated interest-bearing deposits of Ps. 4,377.6 million and an average balance of dollar-denominated interest-bearing deposits of Ps. 11,947.7 million for the year ended June 30, 2000. This increase in dollar-denominated interest-bearing deposits was a reflection of two factors: firstly, the increase in the willingness of customers to save rather than consume during the recession. The fact that most of the increase arose from the dollar-denominated deposits was a reflection of customers' willingness to hold dollars rather than pesos due to the uncertain economic environment in Argentina, and secondly, the increase in Galicia's market share of deposits within the financial system.

Banco Galicia's deposit market share reached 7.30% as of December 31, 2001, lower than the 10.09% recorded in the previous year. In the same period, the Bank's peso-denominated deposit market share decreased from 8.07% to 6.38% while its share of dollar-denominated deposits dropped from 11.30% to 7.65%.

Banco Galicia's share of total deposits reached 10.09% as of December 31, 2000, which was higher than the 9.62% recorded as of June 30, 2000. In the same period, its share of peso-denominated deposits increased from 7.68% to 8.09%, and its share of dollar-denominated deposits rose from 10.91% to 11.29%.

The average cost for peso-denominated deposits was 10.15% in FY2001 compared to the 7.16% posted in the second half of 2000. In the same period, the average cost for dollar-denominated deposits rose to 8.08% from 6.68%. During 2001, the Argentine Central Bank ruled on interest-bearing current accounts. The average cost for this type of peso-denominated current accounts was 8.41%, while for the dollar-denominated current accounts the average cost was 6.66%. The average rate for peso-denominated savings accounts was 1.69% in FY 2001 compared to the 1.86% accrued in the second half of 2000. The average cost for dollar-denominated savings accounts was 1.51% and 1.85%, respectively. Average rate for peso-denominated and dollar-denominated time deposits were 14.03% and 8.92%, respectively, an increase of 449 b.p. and 166 b.p. when compared to the 9.54% and 7.26%, respectively, accounted in the second half of 2000. In general, the reduction in bank deposit bases and the increasing uncertainty led all interest rates to increase significantly during 2001, with the exception of interest rates on savings accounts. This was due to the fact that customers' funds (mainly corporate customers' funds) previously invested in savings accounts migrated to remunerated current accounts with higher interest rates.

The average cost for peso-denominated deposits was 7.16% for the second half of fiscal year 2000, while the cost for dollar-denominated deposits was 6.68% for the same period. This compares to an average cost for peso-denominated deposits of 7.3 % and an average cost for dollar-denominated deposits of 6.16% for the year ended June 30, 2000. The increase in the average dollar-denominated rate was due to the increase in the amount of time deposits relative to the amount of savings-account deposits from June 30, 2000 to December 31, 2000. Since time deposits pay a higher average interest rate, an increase in the proportion of time deposits increases the average rate paid on all deposits. Additionally interest rates paid on dollar-denominated deposits increased. The average cost for peso-denominated savings-account deposits for the second half of fiscal year 2000 was 1.86%, compared to an average rate for the year ended June 30, 2000 of 2.04%, while the average cost for dollar-denominated savings-account deposits was 1.85%, compared to an average rate of 1.81% for the year ended June 30, 2000. The average cost for peso-denominated time deposits was 9.54%, compared to a 7.26% cost for dollar-denominated time deposits for the same period. For the year ended June 30, 2000 the average cost of peso-denominated time deposits was 9.77% and the average cost of dollar-denominated deposits was 6.77%.

The average balance of debt instruments amounted to Ps. 2,908.8 million, a 8.2% decrease compared to the Ps. 3,167.6 million posted in the second half of 2000. The decrease in the average balance was due to the fact that during FY 2001 the Bank paid off debt (in face value terms) in the amount of Ps.1,840.6 million and new issues amounted to Ps.991.7 million. The average cost rate narrowed 86 b.p. from 9.23% to 8.37%, mainly due to the decrease in international interest rates.

The average balance of debt instruments (mainly consisting of debt placements in the international market) in the second half of 2000 amounted to Ps.3,167.6 million, with an average cost of 9.23%. This compares to an average balance of debt instruments of Ps.2,781.0 million with an average cost of 8.8% during the year ended June 30, 2000. The increase in the average amount results from the fact that, in the second half of 2000, the Bank paid off debt in the amount of Ps.825.7 million and issued new debt for Ps.1,194.9 million. The increase in the interest rates was due to the increase in international interest rates.

The average use of credit lines from foreign banks was Ps.1,693.8 million in FY 2001, or 4.9% decrease compared to the Ps.1,780.9 million used in the last six months of 2000. The average cost rate dropped from 8.98% to 8.61% in the same period.

During the six-month period ended December 31, 2000, the average use of credit lines from foreign banks was Ps.1,780.9 million, at an average cost of 8.98%. This compares to an average use of Ps.1,680.0 million and an average cost of 8.75% for the year ended June 30, 2000. The volume growth is indicative of the need for the Bank to finance increases in business. The rate of growth is indicative of the increase in international interest rates to Argentine borrowers.

NET FINANCIAL INCOME

FY 2002 compared to FY 2001

The economic policy implemented by the government in 2002 meant the compulsory modification by the government of the currency of denomination of bank assets and liabilities as of December 31, 2001, as well as of their interest rates and maturity, and introduced the capital adjustment by the CER of the pesified assets or liabilities. As a result, the Group's balance sheet in 2002 contained mismatches in the different segments of assets and liabilities created by the economic policy of the government in 2002. Net financial income for FY 2002 was the consequence of (i) said mismatches between assets and liabilities in terms of their currency of denomination and in terms of whether they accrued only an interest rate or a fixed interest rate determined by the government plus principal adjustment by the CER and (ii) the differential evolution of interest rates, the exchange rate and the CER index during the fiscal year. Net financial income for FY 2002 amounted to Ps.1,226.6 million, representing a 4.34% financial margin, lower than the 5.36% financial margin in FY 2001.

FY 2001 compared to annualized 2000

Net financial income reached Ps.1,734.9 million in FY 2001(including income of Ps.286.8 million of government securities overcollateralizing repo transactions), or a 5.2% increase compared to the annualized net financial income of Ps.1,649.0 million accounted in the second half of 2000. This variation in net financial income was the result of an increase of 54 b.p. in the financial margin (6.42% in FY 2001compared to 5.88% in the second half of 2000) partially offset by a 3.7% decrease in the average interest-earning assets.

Annualized net financial income for the second half of 2000 was Ps.1,649.0 million, resulting in a financial margin of 5.88%. This contrasts with a margin of 6.07% for the twelve-month period ended June 30, 2000. The decrease in the margin was the result of a decrease in the yield on the government securities portfolio, due to the lower profits on the marked-to market portfolio.

PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES

FY 2002 compared to FY 2001

Provision for losses on loans and other receivables for FY 2002 reached Ps.1,634.3 million (of which Ps.1,585.7 million were attributable to the loan portfolio), 63.5% higher than in FY 2001.

This increase reflects the significant deterioration in the quality of the Bank's portfolio in comparison with previous fiscal years, resulting from the difficult economic situation undergone by Argentina during 2002 and the government measures adopted by the government aimed at restructuring private-sector debts. Within this context, Banco Galicia increased significantly the allowance for loan losses and the coverage of the non-accrual loan portfolio with allowances. As of December 31, 2002, the non-accrual loan portfolio represented 13.08% of total loans and 35.46% of total loans to the private sector. Due to the establishment of significant loan loss provisions in fiscal year 2002, the allowance for loan losses amounted, as of December 31, 2002, to Ps.1,667.3 million, 60.1% higher than in FY 2001, and the coverage of the non-accrual loan portfolio with allowances reached 104.45% at the end of the fiscal year and allowances as a percentage of total loans amounted to 13.66%. The net charge to the income statement for loan losses (provisions charged to income plus direct charge offs net of recoveries) in FY 2002 amounted to 8.05% of average total loans (before the allowance for loan losses) as compared to 4.47% in FY 2001.

FY 2001 compared to annualized 2000

In FY 2001, provision for losses on loans and other receivables amounted to Ps.999.8 million, or Ps.459.8 million higher than the annualized provisions for the six-month-period ended December 31, 2000. This can be traced to the asset quality deterioration caused by the long economic recession and its impact on large and medium corporations during FY2001. The Ps.999.8 million amount is comprises Ps.955.9 million of net provisions charged to income and Ps.41.9 million of direct charge offs.

For the six-month period ended December 31, 2000, annualized provisions for losses on loans and other receivables amounted to Ps.540.0 million, of which Ps.536.1 million were attributable to the loan portfolio. Of the Ps.536.1 million, Ps.503.3 million was net provisions charged to income while Ps.32.8 million were direct charge offs.

As of December 31, 2001, the Bank's overall allowance for loan losses amounted to Ps.1,041.2 million, or Ps.450.3 million higher than the Ps.590.9 million recorded as of December 2000. This increase was mainly the result of: (i) an increase in the unallocated reserve from Ps.190.7 million to Ps.440.9 million;
(ii) an increase in the allowance for personal loans from Ps.76.0 million to Ps.217.3 million; and (iii) an increase in the allowance for mortgage loans from Ps.99.4 million to Ps.153.1million.

As of December 31, 2000, the Bank's overall allowance for loan losses amounted to Ps.590.9 million, 3.3% higher than Ps.571.9 million as of June 30, 2000. This increase was mainly the result of (i) an increase in the unallocated reserve from Ps.173.9 million to Ps.190.7 million in the same period, which reflects, in turn, an increase in the 1% regulatory reserve on normal loans, from Ps.125.6 million to Ps.137.8 million; (ii) an increase in the allowance for mortgage loans from Ps.89.1 million as of June 30, 2000 to Ps.99.4 million as of December 31, 2000; and 3) an increase in the allowance for personal loans from Ps.51.1 million to Ps.57.5 million in the same period.

As of December 31, 2001, the non-accrual to total loans ratio increased to 6.74% from December 31, 2000's level of 4.04%, mainly due to the credit quality deterioration caused by the long economic recession.

As of December 31, 2000, the non-accrual to total loans ratio increased to 4.04% from the June 30, 2000's levels of 3.95%, mainly due to the deterioration of the credit quality of the mortgage loan portfolio, the personal loan portfolio and the credit card loan portfolio (including loans granted by the regional credit card companies) caused by the recession.

The allowance for loan losses as a percentage of total loans (excluding interbanking loans) increased from 3.04% as of December 31, 2000, to 5.08% as of December 31, 2001, mainly reflecting the credit quality deterioration mentioned above, as well as an increase in the unallocated provision.

The allowance for loan losses as a percentage of total loans increased slightly from 2.73% as of June 30, 2000 to 2.84% as of December 31, 2000, mainly reflecting the establishment of higher reserves due to the deterioration of the credit quality of the portfolios mentioned in the previous paragraphs. This in turn was related to the persistence of the recession, during the second half of 2000, of the recession that affected Argentina since the second half of 1998.

As of December 31, 2001, the coverage of the non-accrual portfolio with allowances for loan losses was 73.94%, compared to the 70.39% posted as of December 31, 2000. This reflects an increase in the coverage of most types of loans and an significant increase in the unallocated reserve covering loans that are impaired but are not identified as impaired as of the balance sheet date. This significant increase reflects the significant deterioration of the economic and political environment in Argentina by year end 2001.

As of December 31, 2000, the coverage of the non-accrual portfolio with the allowance for loan losses was 70.39%, slightly greater than the 69.08% June 30, 2000's level. This reflects an increase in this ratio for mortgage loans, personal loans and pledged loans and in the unallocated reserve covering loans that are impaired but are not identified as impaired as of the balance sheet date.

NET INCOME FROM SERVICES

Net income from services consisted of:

                                                                   GRUPO GALICIA                      BANCO GALICIA
                                                    ---------------------------------------------     --------------
                                                        FISCAL YEAR             SIX MONTHS             FISCAL YEAR
                                                     ENDED DECEMBER 31,      ENDED DECEMBER 31,       ENDED JUNE 30,
                                                    ---------------------------------------------     --------------
                                                      2002        2001              2000                  2000
--------------------------------------------------------------------------------------------------------------------
                                                          (In millions of December 31, 2002, constant pesos)

                                                                                       ANNUALIZED
                                                                                       ----------
Income from
  Credit Cards..................................... Ps. 279.1  Ps.  576.0   Ps. 248.8  Ps.  497.6       Ps. 406.7
  Deposits Accounts................................      91.1       194.2        76.7       153.4           171.5
  Credit Related Fees..............................      29.8        35.8        17.5        35.0            40.4
  Check Collection.................................      10.2        19.7        10.5        21.0            23.6
  Collection Services (Taxes and Utility Bills) ...       6.9        13.8         8.1        16.2            19.7
  Foreign Trade....................................      14.0        23.4        12.9        25.8            25.8
  Insurance........................................      32.5        59.4        19.7        39.4            40.6
  Other (1)........................................      48.0       224.4       119.0       238.0           201.0
                                                    ---------------------------------------------       ------------
TOTAL INCOME                                        Ps. 511.6  Ps.1,146.7   Ps. 513.2  Ps.1,026.4       Ps. 929.3

TOTAL EXPENSES..................................... Ps. 139.4  Ps.  212.2   Ps.  95.3  Ps.  190.6       Ps. 181.6
                                                    ---------------------------------------------       ------------
NET INCOME FROM SERVICES........................... Ps. 372.2  Ps.  934.5   Ps. 417.9  Ps.  835.8       Ps. 747.7
--------------------------------------------------------------------------------------------------------------------

(1) Includes among others, fees from market marking in goverment securities, investment banking activities, asset management, safety boxes and cash management.

FY 2002 compared to FY 2001

Net income from services reached Ps.372.2 million in FY 2002, 60.2% lower than in FY 2001. This decrease mainly reflecfts the fact that services prices did not increase in the same proportion as wholesale prices, and expereinced a lower level of activity.

The table above shows that the decrease in net income from services was mainly due to the decrease in fees from credit card activities, other fees and fees from deposit accounts.

The following table sets forth the number of credit cards outstanding on the dates indicated:

                                                                                                                     % CHANGE
                                                             DECEMBER 31,                     JUNE 30,              DECEMBER 31,
                                             ----------------------------------------  ---------------------------------------------
CREDIT CARDS (1)                                  2002           2001         2000         2000          1999    2002/2001 2001/2000
------------------------------------------------------------------------------------------------------------------------------------
VISA........................................      423,397       597,577       593,624       579,297      519,728   (29.15)%    0.67%
   "Gold"...................................       59,547        67,047        60,058        54,287       34,963   (11.19)    11.64
   International............................      231,374       301,061       275,209       275,006      267,155   (23.15)     9.39
   Domestic.................................      130,081       225,136       254,851       246,873      215,174   (42.22)   (11.66)
   "Business"...............................        2,395         4,333         3,506         3,131        2,436   (44.73)    23.59
AMERICAN EXPRESS............................       67,254       106,543        73,457           -.-          -.-   (36.88)%   45.04%
   "Gold"...................................       25,014        33,867        21,888           -.-          -.-   (26.14)%   54.73%
   International............................       42,240        72,676        51,569           -.-          -.-   (41.88)    40.93
MASTERCARD..................................        7,971        24,179           -.-       128,311      155,812   (67.03)%     -.-
   "Gold"...................................        1,257         3,342           -.-        17,551       15,673   (62.39)%     -.-
   Mastercard...............................        6,714        19,868           -.-        77,221       94,684   (66.21)      -.-
   Argencard................................            0           969           -.-        33,539       45,455  (100.00)      -.-
REGIONAL CREDIT CARD COMPANIES (2)..........    1,097,838     1,188,739     1,023,909       944,469      885,954    (7.65)%   16.10%
  Visa......................................      426,075       332,354       152,836       120,068       47,772    28.20%   117.46%
  Local Brands..............................      671,763       856,385       871,073       824,401      838,182   (21.56)    (1.69)
                                               --------------------------------------- ---------------------------------------------
TOTAL ......................................    1,596,460     1,917,038     1,690,990     1,652,077    1,561,494   (16.72)%   13.37%
AMOUNT OF PURCHASES (in millions of Dec.31,
  2002, constant Pesos)..................... Ps.  2,402.8  Ps.  5,001.0  Ps.2,454.4(3) Ps.  4,506.0 Ps.  3,634.7   (51.95)%  103.76%
                                                                         Ps.4,908.8(4)
------------------------------------------------------------------------------------------------------------------------------------

(1) Issued by Banco Gaicia and subsidiaries.

(2) Corresponds to Tarjeta Naranja SA, Tarjeta Comfiar SA, Tarjetas Cuyanas SA, Tarjetas del Mar SA. and Tarjetas del Sur S.A.

(3) For the six-month period ended December 31, 2000.

(4) Annualized.

Income from credit cards, totaling Ps.279.1 million, included Ps.158.5 million related to the regional credit-card companies, which were managing 1,097.8 thousand cards as of December 31, 2002. Due to the significant decrease in overall economic activity suffered by the Argentine economy during most of 2002 that translated into higher unemployment and lower real wages and lower consumption, credit-card use showed a 52% decline when compared with FY 2001. This decrease is also partially explained by the restatement of the FY 2001 figure by inflation. The number of credit cards managed by these companies decreased by 7.6% in FY 2002.

Excluding the regional credit-card companies, the Bank's total income from credit cards was Ps.122.7 million for FY 2002. The use of these cards in 2002 was 50.7% lower than in FY 2001. This decrease is also partially explained by the restatement of the FY 2001 figure by inflation. The number of other credit cards managed by the Bank was 498,600 as of December 31, 2002, compared with 728,300 recorded at December 31, 2001.

The Bank's total deposit accounts amounted to 1.06 million as of December 31, 2002, 52.3% lower than at the same date of the last year. This decline was due to the closing of the accounts denominated in foreign currency held at the Bank in Argentina, as a result of the pesification of deposits occurred in the financial system during the year, and to a lesser extent by the closing of accounts by customers.

The number of policies administered by the Bank as of December 31, 2002, considering property insurance contracts and life and retirement policies, amounted to 229,000 as compared to 289,000 as of December 31, 2001.

The decline in credit related fees reflects the decrease in the private-sector loan portfolio.

The decrease in other fees is related to the fact that activity in investment banking, asset management, market-making in government securities and lending to the government was significantly reduced in FY 2002.

Expenses from services included non-recurring expenses for US$10 million, on account of payments in connection with structured-note transactions paid off prior to maturity.

FY 2001 compared to annualized 2000

Net income from services for FY 2001 was Ps.934.5 million, 11.8% higher than the annualized Ps.835.8 million posted in the second half of 2000. The most significant income sources were credit cards, deposit accounts, as well as insurance products. This increase was partially offset by lower fees related to loans granted to the government, included in the "Other" category.

Credit card income of Ps.576.0 million included Ps.349.5 million from Tarjetas Regionales S.A. and its subsidiaries. As of December 31, 2001, regional credit card companies managed 1.19 million plastics, compared to the 1.02 million cards outstanding one year before. It is important to note that in the last Ordinary and Extraordinary Shareholders' Meeting held on September 26, 2001, Banco Galicia's shareholders decided to change its fiscal year-end from June to December. Regional credit card companies adapted their fiscal year to that of the Bank, originating a 13-month irregular fiscal year for these companies in the period under consideration. Plastics managed by the Bank rose from 667,000 as of December 31, 2000 to 728,000 as of December 31, 2001.

Total income from credit card operations, excluding regional credit card companies, amounted to Ps.226.5 million.

Higher insurance products' fees were mainly related to life and retirement products.

As of December 31, 2001, the total number of Banco Galicia's deposit accounts amounted to 2.2 million, or 21.0% higher than the amount recorded as of December 31, 2000, as a consequence of a significant "bancarization" process induced by the cash withdrawal restrictions introduced by the government in December 2001 (known as the "corralito").

As of December 31, 2000, the total number of Banco Galicia's deposit accounts amounted to 1.82 million, 3.4% higher than the amount recorded as of June 30, 2000.

The increase in fee income improved the fee income to administrative expenses ratio to 68.81% in FY 2001 compared to 63.37% in the second half of FY 2000.

In the half-year ended December 31, 2000, the percentage of administrative expenses covered by income from services reached 63.37%. This compares to a ratio of 56.34% for the year ended June 30, 2000. This indicates that the expansion of services offered to customers has been achieved at only a marginal increase in administrative expenses.

MONETARY LOSS FROM FINANCIAL INTERMEDIATION

The monetary loss from financial intermediation amounted to Ps.1,425.3 million, representing the effect of inflation on financial income, income from services and loan loss provisions. This in turn, mainly represents the loss caused by the exposure of the Group's liquid shareholders' equity (shareholders' equity less fixed assets and equity investments) to inflation, measured by the variation of the price index used to restate financial statements for inflation (the wholesale price index).

ADMINISTRATIVE EXPENSES

The following table sets forth the components of administrative expenses:

                                                                  GRUPO GALICIA                       BANCO GALICIA
                                                    ---------------------------------------------     -------------
                                                     FISCAL YEAR ENDED       SIX MONTHS ENDED            FY ENDED
                                                       DECEMBER 31,            DECEMBER 31,              JUNE 30,
                                                    ---------------------------------------------     -------------
                                                     2002        2001              2000                   2000
-------------------------------------------------------------------------------------------------------------------
                                                          (In millions of December 31, 2002, constant pesos)
Salaries and Social Security Contributions.......   Ps. 431.5   Ps. 592.2  Ps. 293.8   Ps. 587.6       Ps.  558.3
Property-Related Expenses........................        99.1       123.2       56.6       113.2            109.9
Personnel Services...............................        23.4        54.0       28.0        56.0             51.8
Advertising and Publicity........................        15.2        54.1       33.0        66.0             60.4
Amount Accrued in Relation with Directors and
  Syndics' Compensation..........................         3.2        35.1       26.0        52.0             80.2
Electricity and Communications...................        42.1        69.7       36.0        72.0             76.7
Taxes............................................        57.3        83.8       23.2        46.4             51.6
Other............................................       267.5       346.0      162.9       325.8            338.4
                                                    --------------------------------------------      -----------
TOTAL ...........................................   Ps. 939.3   Ps.1358.1  Ps. 659.5  Ps.1,319.0       Ps. 1327.3
-----------------------------------------------------------------------------------------------------------------

FY 2002 compared to FY 2001

In FY 2002, administrative expenses, net of the monetary effect, totaled Ps.918.5 million, 32.4% lower than the Ps.1,358.1 million recorded in FY 2001.

In FY 2002, Banco Galicia made good progress in streamlining its organizational structure and administrative expenses in order to adapt to a context that radically changed; a process that mainly took place during the second half of the year. In this effect, the Bank reduced its branch network in Argentina by 61 branches equivalent to 21.1% of those existing as of December 31, 2001, and that the Galicia Ahora service centers network was totally absorbed by the branch network. Similarly, through voluntary retirement plans, the Bank's staff decreased by 1,804 people or 30.7% of the Bank's staff as of December 31, 2001. This does not include the decrease in the staff of other companies consolidated by the Group. The staff of these companies decreased by 639 employees during FY 2002, mainly representing a reduction in the regional credit-card companies' staff. In addition these companies also reduced their distribution network by 16 service centers, 15.5% of those existing as of December 31, 2001. Moreover, the Bank renegotiated all of its lease agreements and those contracts entered into with the system, communications and other suppliers.

Expenses related to salaries and social security contributions totaled Ps.431.5 million, 27.1% lower than in FY 2001. This amount includes Ps.130 million on account of restructuring charges. Net of said amount, personnel expenses for the period amounted to Ps.301.5 million, 49.1% lower than in FY 2001. This decrease is partially due to the restatement of the FY 2001 figure by inflation.

Other administrative expenses totaled Ps.507.8 million, 33.7% lower than in FY 2001. All components of this category suffered reductions. Personnel services and Directors' and Syndics' fees where the items showing the greatest percentual declines.

FY 2001 compared to annualized 2000

Total administrative expenses amounted to Ps.1,358.1 million, or 3% higher than the Ps.1,319.0 million annualized administrative expenses recorded in the second half of 2000. Regional credit card companies' administrative expenses totaled Ps.251.6 million in FY 2001. Had these companies' administrative expenses been excluded, the Group's administrative expenses would have increased slightly 0.9% in the same period.

Annualized administrative expenses totaled Ps.1,319.0 million in the second half of 2000. Of this amount, Ps.222.4 million corresponded to Tarjetas Regionales S.A. and its subsidiaries.

The efficiency ratio deteriorated to 57.00% as of December 31, 2001, from last year's level of 53.09%. This reflects the decrease of net interest income during 2001 and the increase in costs.

The efficiency ratio fell from 57.04% for the year ended June 30, 2000 to 53.09% for the six month period ended December 31, 2000. This shows that the Group was able to increase both interest and service revenues while managing to control costs.

Personnel expenses totaled Ps. 592.2 million in FY 2001. Grupo Galicia's total payroll headcount was 8,610, or a 6.3% reduction compared to the 9,188 employees as of December 2000. This reduction can be traced to a reduction in regional credit cards' employees.

Annualized expenses related to salaries and social security contributions were Ps.587.6 million for the six months ended December 31, 2000. The number of Grupo Galicia's employees grew 3.6% to 9,188 as of December 31, 2000, from 8,868 as of June 30, 2000, basically as a result of additions to personnel at the regional credit card companies.

Administrative expenses other than salary totaled Ps.765.9 million in FY 2001. The increase in "taxes", is due to the new tax on financial transactions which was implemented in April 2001. In the "Other" item, there were higher expenditures related to hired administrative services, funds' transfer and the amortization of development and organization expenses. In addition, expenses related to fixed assets also increased. It should be highlighted that Banco Galicia absorbed 22 branches pertaining to ABN AMRO Bank Argentina in October 15, 2001, in connection with the acquisition of said bank's retail operations. From that moment on, Banco Galicia had 19 more branches and 270 more employees as a result of this acquisition. On the other hand, advertising expenses and Directors' and Syndics' fees showed a reduction when compared to the annualized amounts corresponding to the previous six months. Directors' and Syndics' fees decreased due to the lower net income achieved in FY 2001.

The annualized remaining administrative expenses totaled Ps.731.4 million in the half year ended December 31, 2000. Excluding the annualized portion of these expenses attributable to Tarjetas Regionales S.A. and its subsidiaries, the total was Ps.590.7 million. Administrative expenses excluding salaries and social security contributions fell as a proportion of total administrative expenses for the six months ended December 31, 2000, compared to the year ended June 30, 2000. This was mainly due to a reduction in the compensation of Directors and Syndics. Beginning July 2000, the Board of Directors' honorarium set forth in the by-laws at 12% of the Bank's earnings was replaced by a new incentive-based compensation plan. A limit of 6% of the same base has been set for the new compensation plan. Provisionally, the Board of Directors' new compensation plan was accrued at the established limit of 6% of earnings. In addition, during the half-year ended in December 31, 2000, savings were effected on expenses related to the categories of "Electricity and communications" as well as "Stationery and office supplies." Amortization charges related to organization and development expenses were also reduced.

INCOME (LOSS) FROM EQUITY INVESTMENTS

FY 2002 compared to FY 2001

Income (loss) from equity investments recorded a loss of Ps.51.5 million. This loss was mainly due to the losses recorded by Aguas Argentinas S.A. (Ps.25.3 million), Aguas Provinciales de Santa Fe S.A. (Ps.17.3 million), Tradecom Netherlands (Ps.12.7 million) and Aguas Cordobesas S.A. (Ps.6.8 million).

FY 2001 compared to annualized 2000

Income from equity investments reached Ps.34.7 million in FY 2001. This amount included Ps.26.0 million income from the sale of the stake in Banco Barclays e Galicia S.A., Ps.9.6 million income from Galicia Capital Markets S.A. and Ps.5.7 million income from Banelco S.A. In addition, a Ps.4.8 million dividend from Aguas Argentinas S.A. and a Ps.12.5 million loss from Correo Argentino S.A. were also included in this amount.

In the six-month period ended December 31, 2000, equity investments resulted in an annualized loss of Ps.19.4 million. This loss was basically a result of annualized losses of Ps.28.8 million from Correo Argentino S.A. and Ps.14.9 million from Banco Barclays e Galicia S.A. These losses were partially offset by annualized gains of Ps.10.0 million from the sale of the Bank's 49% interest in Inversora en Distribucion de Entre Rios S.A. and of Ps.7.4 million representing the annual dividend of Aguas Argentinas S.A.

MISCELLANEOUS NET INCOME

FY 2002 compared to FY 2001

Miscellaneous net income (loss), net of the associated monetary loss, showed a Ps.587.5 million loss. This loss was, mainly, the result of the establishment of allowances for contingencies related with the Bank's interests in non-financial companies and with the Galtrust I Financial Trust, and for the amortization of certain goodwill.

FY 2001 compared to annualized 2000

Net other income of Ps.382.6 million were Ps.339.8 million higher than the annualized net income of Ps.42.8 million accounted in the second half of 2000. FY 2001 net income principally included Ps.286.8 million of income on government securities that overcollateralize repo transactions and Ps.113.6 million corresponding to the reversal of income tax provisions. This income tax provision had been established in order to afford income tax payments that could become due on the income that could be generated as a result of the difference between the market value and the book value of government securities held in the investment account. Given that these government securities were exchanged for secured loans in November 2001, the provision was reversed.. Finally, Ps.69.7 million charges for other provisions were accounted in the same line.

Annualized miscellaneous net income amounted to Ps.42.8 million in the six-month period ended December 31, 2000.

LOSS ABSORPTION

Communique "A" 3800 from the Argentine Central Bank offered financial institutions the option to absorb the losses recorded during fiscal year 2002 with and up to the balances of the shareholders' equity accounts "Retained Earnings and "Unrealized Valuation Difference", subject to the approval by the Board of Directors and to the final resolution adopted by the Annual Shareholders' Meeting on this respect. The annual meeting of the shareholders of the Bank, held on April 30, 2003, approved such absorption.

Under "Absorption subject to the Approval of the Shareholders' Meeting, " Ps.1,358.2 million are shown, equivalent to 93.59% of Banco Galicia's gain from the revaluation of its net asset foreign currency position as of December 31, 2001, from Ps.1 to Ps.1.4 per US dollar. This gain amounted to Ps.1,451.3 million and was recorded by the Bank under the Shareholders' Equity account "Unrealized Valuation Difference." The balance of this account was used by the Bank to absorb losses for the same amount.

INCOME TAX

FY 2002's income tax expense amounted to Ps.65.9 million. This expense is mainly explained by the fact that the holding company began to apply the deferred tax method in 2002. This implied the recognition of a deferred liability of Ps.53.7 million and an income tax expense for the same amount. Ps.5 million was the tax provision of the holding company. The remaining income tax expense was mainly due to the charges recorded by Galicia Factoring y Leasing S.A. (Ps. 1.8 million) and Galicia Valores S.A. (Ps. 3.4 million).

The variation in the Group's shareholders' equity in FY 2002 showed a Ps.1,452.2 million loss. This figure differs from the reported net income due to the fact that the Group began to apply the deferred tax method in 2002. This implied the recognition of an adjustment to the previous fiscal year's net income for Ps.6.6 million.

FY 2001's income tax totaled Ps.157.7 million, which represented an annual effective tax rate of 37.5% and the annualized income tax charge for the second half of 2000 was Ps.228.8 million, representing an annual effective rate of 36.82%.

US GAAP AND ARGENTINE BANKING GAAP RECONCILIATION

GENERAL

Grupo Galicia and Banco Galicia prepare their financial statements in accordance with Argentine Banking GAAP. The more significant differences between Argentine Banking GAAP and US GAAP relate to the determination of the allowance for loan losses, the carrying values of certain government securities and receivables for government securities, foreign currency translation and recognition of deferred income taxes. For more detail on differences in accounting treatment between Argentine Banking GAAP and US GAAP through December 31, 2002, See note 39 to our annual consolidated financial statements.

The differences mentioned above do not include the reversal of the adjustments to the financial statements for the effects of inflation required under Argentine Banking GAAP as the application of inflation accounting represents a comprehensive measure of the effects of wholesale price level changes in the Argentine economy and as such, is considered a more meaningful presentation than historical-based financial reporting for U.S. GAAP purposes.

With respect to the determination of the allowance for loan losses, Banco Galicia follows the rules of the Argentine Central Bank. Under these rules, reserves are based on minimum reserve requirements established by the Argentine Central Bank. U.S. GAAP requires that an impaired loan be generally valued at the present value of expected future cash flows discounted at the loan's effective rate or at the fair value of the collateral, if the loan is collateral dependent.

During the fiscal year ended December 31, 2001, and as a consequence of Decree No.1387/01, the Group swapped effective as of November 6, 2001, its Argentine national government debt instruments, under the Promissory Note/Bond program, for secured loans. As established by article 20 of the above mentioned decree, the conversion for Argentine Banking GAAP purposes was made at the nominal value, at a rate of exchange of $ 1=US$1 and in the same currency as that of the converted obligation. The Argentine Central Bank provided that the difference between the nominal value of the secured loans and the book value of the instruments exchanged (in the case of securities, classified and valued as "investment accounts" or "for trading purposes", under Argentine Central Bank rules) must be credited to income and added to the recorded amount included in "Loans - To the Non-Financial Public Sector" on a monthly basis, in proportion to the term of each of the secured loans received.

In accordance with US GAAP, satisfaction of one monetary asset (in this case a debt security) by the receipt of another monetary asset (in the case a secured loan) for the creditor is generally based on the market value of the asset received in satifaction of the debt. In this particular case, the secured loan being received was significantly different in structure and in interest rates than the debt securities swapped. Therefore, the fair value of the loans was determined on the balance sheet date based on the contractual cash flows of the loan received discounted at an estimated market value. The estimated fair value of the loan received consitute the cost basis of the asset. The difference between the cost basis and amounts expected to be collected is amortized on an effective yield basis over the life on the loan.

In addition, the Bank had offered to exchange its loans to Argentine provincial governments for secured loans, pursuant to the above mentioned Decree. Subsequently, pursuant to Decree No.1579/02 of August 28, 2002, the Group tendered its portofio of loans to Argentine provincial governments for secured loans issued by the FFDP with different terms and conditions. This swap has not been completed at the date hereof. The Group has other loans to the Argentine provincial public sector, that in addition to the aforementioned loans are considered to be impaired under US GAAP in accordance with Statement of Financial Accounting Standards No.114. Accordingly the Group has established an allowance for loan losses on loans to the Argentine provinces.

Government securities and certain other securities that are included under investment accounts under Argentine Central Bank rules, are considered as available for sale under US GAAP.

The Compensatory Bonds received or receivable by the Bank should initially be recognized at their market value (limited to the amounts of the loss suffered by the Bank in connection with the" asymmetric pesification"). Thereafter, Compensatory Bonds would be classified as available for sale and recognized at market with the gain or loss recognized as a charge or credit to equity through other comprehensive income. In connection with estimating the fair value of the Compensatory Bonds, the Bank used quoted market values. There has been limited activity in the trading of these securities and as such, the quoted market values may not represent the price of an actual sale between a willing buyer and a willing seller.

In connection with the Bank's right (but not the obligation) to purchase the Hedge Bonds, the Bank has recognized the right to purchase the Hedge Bonds at their equivalent value as if the Bank had the associated bonds in their possession, and recognized the associated liability to fund the Hedge Bonds as if the Bank had executed the debt agreement with the Central Bank. The receivable is denominated in US. dollars bearing interest at 2% whereas the liability to the Central Bank is denominated in pesos with interest being accrued at CER plus 2%, each retroactive to February 3, 2002.

Under US GAAP the right to purchase the Hedge Bonds is not considered an asset under Financial Accounting Standards Board Statement of Concepts No. 6 Elements of Financial Statements (CON 6). Under CON 6, assets are defined as "...probable future economic benefits obtained or controlled by an entity as a result of past transactions or events". In addition, one of the three essential characteristics of an asset include that an entity can obtain the benefit and control others' access to it. As of December 31, 2002, the Bank can not obtain the benefit of the Hedge Bonds to be purchased until such time as the transaction becomes approved by the Argentine Central Bank and the Bank remits funds to the Argentine Central Bank. The liability under U.S. GAAP would be recognized when the Bank enters into the financing arrangement.

As of December 31, 2002, the Bank had recorded under "Other Receivables from Financial Brokerage" the difference arising from the reimbursement of restructured deposits at the market exchange rate pursuant to judicial orders and the carrying value of these restructured deposits, for Ps.442.3 million.

Under U.S. GAAP the right to obtain this compensation is not considered an asset under Financial Accounting Standards Board Statement of Concepts No. 6 Elements of Financial Statements (CON 6). Under CON 6, assets are defined as "...probable future economic benefits obtained or controlled by an entity as a result of past transactions or events". In addition, one of the three essential characteristics of an asset include that an entity can obtain the benefit and control others' access to it. As of December 31, 2002, the Bank can not obtain the benefit of the compensation until such time as the compensation becomes approved by the National Government and the Argentine Central Bank.

With respect to foreign currency exchange differences, the official exchange rate between the US dollar and the Argentine peso in Argentina was 1 to 1 at December 31, 2001 and for Argentine GAAP purposes, this rate was used to translate all US dollar denominated assets and liabilities at December 31, 2001. For U.S. GAAP purposes, foreign currency transactions should be translated at the applicable rate at which those particular transactions could be settled at the balance sheet date. In anticipation of an announced devaluation, "exchange houses" in Argentina (used for limited personal transactions and not for settling business transactions) started exchanging dollars at 1.4 or more pesos to the dollar prior to December 31, 2001. Such exchange houses were closed at December 31, 2001. Through January 10, 2002, no transactions were conducted in US dollars and there was no exchangeability between the peso and the dollar. Under Statement of Accounting Standards No. 52, if the exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchanges could be made is used for translating foreign currency transactions. In this case, the January 11 exchange rate of Ps. 1.6 per US$1 was the first available rate after year end and thus that rate was used for U.S. GAAP purposes to translate US dollar denominated assets and liabilities at December 31, 2001.

In addition, Grupo Galicia's equity holdings in Argentine companies were similarly adjusted under U.S. GAAP for its proportional effect of applying the
1.6 to 1 exchange rate to the U.S. dollar denominated assets and liabilities of such companies at December 31, 2001.

Under Argentine Banking GAAP, certain costs such as the set up costs for branches, termination costs, and Year 2000 compliance costs are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

As a result of the above and other differences, net income and shareholders' equity for Grupo Galicia and Banco Galicia under Argentine Banking GAAP and US GAAP for the periods indicated were as follows:

                                               NET INCOME (LOSS)                 SHAREHOLDERS' EQUITY (DEFICIT)
                                        ------------------------------------------------------------------------
                                        ARGENTINE BANKING                      ARGENTINE BANKING
                                               GAAP            U.S. GAAP             GAAP           U.S. GAAP
----------------------------------------------------------------------------------------------------------------
                                                   (in millions of December 31, 2002, constant pesos)
GRUPO GALICIA
Fiscal Year 2002..................         Ps. (1,458.8)    Ps.  (418.8)            Ps. 1,624.5    Ps. (5,375.5)
Fiscal Year 2001..................                262.3        (8,563.7)                3,076.7        (5,836.9)
Six Months ended December 31, 2000                196.4           214.7                 2,885.2         2,668.8

BANCO GALICIA
Fiscal Year 2000..................         Ps.    341.4     Ps.   358.3             Ps. 2,910.0    Ps.  2,648.1
Fiscal Year 1999..................                329.0           326.3                 2,644.7         2,226.1
Fiscal Year 1998..................                249.7           152.5                 2,378.0         2,094.2
----------------------------------------------------------------------------------------------------------------

LOAN LOSS RESERVES UNDER US GAAP

For the purposes of analyzing its loan loss reserve under U.S. GAAP, Banco Galicia divides its loan portfolio into performing and non-performing commercial and consumer loans.

         Performing Commercial and Consumer Loans

Performing loans are considered to be loans that are classified under the Argentine Central Bank classification guidelines as:

-        "Normal" and "Normal Performance"

-        "Potential Risk" and "Improper Fulfillment"

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

                                    DECEMBER 31, 2002   DECEMBER 31, 2001    DECEMBER 31, 2000      JUNE 30, 2000
                                  ---------------------------------------------------------------------------------
                                     HIGH      LOW       HIGH       LOW       HIGH      LOW       HIGH       LOW
-------------------------------------------------------------------------------------------------------------------
                                                 (in millions of December 31, 2002, constant pesos)
Performing Commercial Loan......  Ps. 240.8  Ps. 18.9  Ps. 286.2  Ps. 28.0  Ps. 86.1  Ps. 31.0   Ps. 53.3  Ps. 33.0
Performing Consumer Loans.......  Ps. 110.3  Ps.101.5  Ps. 205.8  Ps.181.7  Ps.184.6  Ps.149.6   Ps.164.3  Ps. 90.2
-------------------------------------------------------------------------------------------------------------------

         Non-Performing Consumer Loan Portfolio

The non-performing consumer loan portfolio is defined as representing the following portfolio under the Argentine Central Bank classification system:

-        "Defective Fulfillment"

-        "Difficulty in Recovery"

-        "Uncollectible"

For these loans, Banco Galicia has developed a range of loss projections based on the default experience of non-performing loans. Based on this data, Banco Galicia has calculated a range of estimated loan losses for non-performing consumer loans.

                                    DECEMBER 31, 2002     DECEMBER 31, 2001     DECEMBER 31, 2000      JUNE 30, 2000
                                  --------------------------------------------------------------------------------------
                                     HIGH       LOW       HIGH       LOW         HIGH       LOW       HIGH       LOW
------------------------------------------------------------------------------------------------------------------------
                                                 (in millions of December 31, 2002, constant pesos)
Non-Performing Consumer Loans...  Ps. 246.6  Ps. 226.5  Ps. 385.8  Ps. 330.7  Ps. 310.4  Ps. 250.6  Ps. 338.6  Ps. 188.7
------------------------------------------------------------------------------------------------------------------------

         Non-Performing Commercial Loans

The non-performing commercial loan portfolio is defined as representing the following portfolio under the Argentine Central Bank classification system:

-        "With Problems"

-        "High Risk of Insolvency"

-        "Uncollectible"

For the non-performing commercial loans Banco Galicia applied the procedures required by SFAS 114.

For loans that were not collateral dependent, the expected future cash flows to be received from the loans were discounted using the interest rate at each balance sheet date for variable loans. Loans that were collateral dependent, and where there was an expectation that the loan balance would be recovered via the exercise of collateral, were valued using the fair value of the collateral. In addition, in order to assess the fair value of collateral, Banco Galicia has discounted collateral valuations, due to the extended period of time that it can take to foreclose assets under the Argentine judicial system.

         Summary

The following table identifies the high and low of loan loss reserves for the periods indicated.

                                        DECEMBER 31, 2002        DECEMBER 31, 2001      DECEMBER 31, 2000       JUNE 30, 2000
                                   ----------------------------------------------------------------------------------------------
                                      HIGH          LOW          HIGH         LOW       HIGH        LOW        HIGH       LOW
---------------------------------------------------------------------------------------------------------------------------------
                                                  (in millions of December 31, 2002, constant pesos)
Performing Commercial Loans.....   Ps.   240.8  Ps.    18.9  Ps.   286.2  Ps.    28.0  Ps.  86.1  Ps.  31.0  Ps.  53.3  Ps.  33.0
Performing Consumer Loans.......   Ps.   110.3  Ps.   101.5  Ps.   205.8  Ps.   181.7  Ps. 184.6  Ps. 149.6  Ps. 164.3  Ps.  90.2
Non-Performing Consumer Loans...   Ps.   246.6  Ps.   226.5  Ps.   385.8  Ps.   330.7  Ps. 310.4  Ps. 250.6  Ps. 338.6  Ps. 188.7
Non-Performing Commercial Loans.   Ps. 1,022.6  Ps. 1,022.6  Ps. 1,197.7  Ps. 1,197.7  Ps. 151.4  Ps. 151.4  Ps. 140.9  Ps. 140.9
                                   ----------------------------------------------------------------------------------------------
TOTAL...........................   Ps. 1,620.3  Ps. 1,369.5  Ps. 2,075.5  Ps. 1,738.1  Ps. 732.5  Ps. 582.6  Ps. 697.1  Ps. 452.8
                                   ----------------------------------------------------------------------------------------------
LOAN LOSS RESERVE UNDER U.S. GAAP......  Ps. 1,619.9               Ps. 1,927.5               Ps. 612.7            Ps. 605.1
---------------------------------------------------------------------------------------------------------------------------------

For the year ended June 30, 2000, Banco Galicia expected that the loans loss reserve under U.S. GAAP would fall more toward the midpoint of the range after the charge-offs of accumulated unsecured consumer loans. As of December 31, 2000, Banco Galicia expected that the loans loss reserve would fall more toward the lower end of the range due to the increase of the impaired consumer loans and to the positive variation of the transfer of impaired loans covered by a 100% allowance, to the memorandum accounts. As of December 31, 2001, Banco Galicia expected that the loans loss reserve under US GAAP would fall more toward to the midpoint of the range after the charge-offs of accumulated unsecured consumer loans and the increase of the loan loss reserve under FAS 114 of the impaired loans. As of December 31, 2002, Banco Galicia expected that the loan loss reserve under US GAAP would fall more towards the high point of the range after the charge offs of accumulated unsecured consumer loans. The reserve under US GAAP would be in that range due to the recording of substantial losses caused by the situation in Argentina in 2002, partially offset by the decrease of the loan loss reserve of the impaired loans under FAS 114, due to the effect of inflation.

In addition to assessing the reasonableness of the loan loss reserve as described above, Banco Galicia makes an overall determination of adequacy of each period's reserve based on such ratios as:

-        Loan loss reserves as a percentage of non-accrual loans

-        Loan loss reserves as a percentage of total amounts past due

-        Loan loss reserves as a percentage of past-due unsecured amounts.

RESULTS BY SEGMENTS

GENERAL

Banco Galicia is Grupo Galicia's most significant subsidiary. In addition, Grupo Galicia has an 87.5% direct interest in Sudamericana Holding S.A. (in which Banco Galicia holds a 12.5% stake), an 87.5% direct participation in Net Investment S.A. (Banco Galicia owns the remaining 12.5% stake) and an 87.5% direct interest in Galicia Warrants S.A., where Banco Galicia holds the other 12.5%. On September 19, 2001, Grupo Galicia increased its participation in Sudamericana Holding S.A. to 87,5% from 37.5%, obtaining the control of Sudamericana Holding S.A. while Banco Galicia holds the remaining 12.5%. During 2001, Grupo Galicia also acquired 87.5% of Galicia Warrants, a company focused on the granting of warrants and deposit's certificates to agriculture clients.

As a consequence, Grupo Galicia's main segments are:

- the "Grupo Galicia" segment showing the holding company's specific income and expenses not attributable to its investments in subsidiaries, except for goodwill amortization;

- the "Insurance" segment, corresponding to Sudamericana Holding S.A.'s consolidated results of operations (that is including the 12.5% interest owned by the Bank)

- the "Other Grupo's Businesses" segment representing the results operations of Net Investment S.A. consolidated and Galicia Warrants S.A. (in both cases, including the results of the 12.5% interests of the Bank).

-    Banco Galicia's operating segments (see below).

The column "Corporate Adjustments" includes intercompany transactions that are eliminated and the results corresponding to the minority interests in Banco Galicia, Sudamericana Holdings S.A., Net Investments S.A. and Galicia Warrants S.A.

The operating segments employed by Banco Galicia's management for operating decisions and for assessing performance are based on the following criteria:

     -   the geographical location of each branch or business, or "unit"

     - the similarity of the businesses conducted with or the services provided to Banco Galicia's customers

     - the existence of homogeneous groups of customers to which products and services are provided

Banco Galicia's operating segments are:

Buenos Aires Metropolitan Branches--corresponds to business conducted with customers in branches located in the Federal District and the Greater Buenos Aires area.

Rest of the Country Branches--corresponds to business conducted with customers in branches located in Argentina but outside the Federal District and the Greater Buenos Aires area.

Home Office--corresponds to business conducted with customers in Banco Galicia's home office and with the national and provincial public sectors.

Regional Credit Cards--corresponds to the results from Banco Galicia's investments in the operating regional credit card companies and Tarjetas Regionales S.A (the regional credit-card companies' holding company).

International--corresponds to the business of Galicia Uruguay, Banco Galicia's foreign branches and other international subsidiaries.

Other Financial Businesses--corresponds to the business of Galicia Capital Markets S.A., Galicia Valores S.A., Agro Galicia S.A. and Galicia Factoring y Leasing S.A. In addition this segment includes the results of the equity investments of the Bank in financial-related companies not required to be consolidated, where the Bank holds minority interests.

Other Equity Investments--corresponds to Banco Galicia's participation in various infrastructure and public utility services companies. Until Banco Galicia's fiscal year ended June 30, 2000, the Bank's minority interest in its insurance subsidiary Galicia Vida Compania de Seguros S.A. was included under this segment.

The net financial income of each unit is determined based on the financial income and financial expenses generated by the assets and liabilities located in each unit and through the use of transfer prices to compensate the lending unit and to charge the borrowing unit, based on Banco Galicia's average margin by currency and type of funds for the same month. Each unit is also allocated its income from services, provisions for loan losses and other income generated by the assets managed by such unit.

The distribution of administrative expenses is made based on the information arising from the cost system, which gathers from the accounting system the allocation of the expenses by unit, and appropriates to each unit the cost of the support provided to it by the rest of the organization.

Below is a discussion of Grupo Galicia's results of operations by segment for the years ended December 31, 2002 and 2001 and for the six-month period ended December 31, 2000, based on the existing Banco Galicia segments. Grupo Galicia's results by segment are shown in note 36 to the audited consolidated financial statements.

RESULTS BY SEGMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

Grupo Galicia--This segment, considering only the holding company structure, posted a net loss of Ps.30.5 million in fiscal year 2002, mainly attributable to
(i) a Ps.167 million monetary loss from financial intermediation and (ii) the recording of a Ps.53.7 million deferred tax liability that implied an income tax charge for the same amount, in accordance with applicable regulations for commercial companies. The net financial income line mainly shows the results from the revaluation of Grupo Galicia's dollar-denominated deposits in Galicia Uruguay (most of which were restructured as a subordinated negotiable obligation) plus interest accrued. Operating expenses remained practically unchanged in real terms.

Insurance--The Insurance segment showed a Ps.2.2 million net loss, mainly as a result of a Ps.44.8 million net financial loss resulting from (i) the monetary loss due to inflation on the company's investments and (ii) the establishment of valuation reserves on these investments. Net income from services was negative, including mainly acquisition charges. In addition, operating expenses increased from 2001 levels. These losses and expenses were not compensated by a higher net other income. This line includes premiums earned net of benefits, claims and reinsurance costs. The increase in this line over the previous year reflects the increase in premiums charged.

Other Grupo's Businesses--The Ps.8.4 million net loss showed by this segment was the result of the weak operating performances of both Net Investments' subsidiaries and Galicia Warrants, and of the recording of losses (under "Other Income") for Net Investments' equity interest in Tradecom Intl.

The results of the segments pertaining to the break-down of the Bank's operations, were as follows:

Buenos Aires Metropolitan Branches and Rest of the Country Branches--The two segments showing the results of branches recorded similar behaviors. These segments' net losses were the consequence of an extremely low net financial income when compared to previous periods. These segments' net financial income was affected by the significant decreases in deposit and loan volumes and by the reduction in the interest-rate spread for the Bank as a whole. It should be stressed that the branches' portfolios are mainly private-sector loan portfolios, which were pesified at the Ps.1 per US dollar parity and most of which were not eligible to be adjusted by the CER but by the

CVS. The latter adjustment was not applied by the Bank during 2002. In addition these segments' results were affected by the deterioration of the quality of their loan portfolios as a result of the unfavorable economic environment of most of 2002, which led to an increase in their loan loss provisions. These factors could not be offset by a positive net income from services and lower administrative expenses.

Fee income decreased when compared with the prior fiscal year due to the fact that (i) services prices did not follow the increase in the general level of prices of 2002, especially the WPI, and therefore have fallen in real terms; and
(ii) fee income was affected by the overall fall in the Bank's activity level.

Administrative expenses fell significantly as a result of the cost reduction plan implemented by the Bank in 2002, that involved the closing of branches and the reduction in staffing levels. During 2002, 61 branches in Argentina were closed, that is 21.1% of those existing as of December 31, 2001 and branches' staff decreased by 1,106 employees, representing a 36.9% decrease from December 31, 2001 levels.

Home Office--This segment shows a net loss in 2002, mainly as a result of (i) a monetary loss from financial intermediation for Ps.1,241.7 million; (ii) the fact that this segment bears all of the charge for the establishment of the unallocated provisions of the Bank, which charge was significant during 2002, and (iii) the recording of net other losses for Ps.602.1 million, mainly reflecting the provisions established by the Bank for contingencies related to its interests in non-financial businesses and amortization of certain goodwill.

The Ps.1,947.2 million net financial income reflects the fact that the Home Office segment concentrates the financial income attributable to all of the public-sector assets held by the Bank, including secured loans and the compensatory and the hedge bonds received or to be received by the Bank for the effects of the "asymmetric pesification" on both Banco Galicia (and its foreign branches) and on Banco Galicia Uruguay S.A. Compensation for the effects of the "asymmetric pesification" on Galicia Uruguay's balance sheet was granted to the Bank in Argentina and is therefore booked at the Home Office. It should be stressed that public sector assets were pesified at the Ps.1.40 per US dollar exchange rate and accrued the CER adjustment. In addition, the compensatory and the hedge bonds are dollar denominated and, during 2002, the exchange rate increased by approximately 240%, both factors explaining the Home Office's relatively high financial income. Net financial income was positive despite the fact that this segment results are net of the cost of the Home Office's foreign debt (and the corresponding valuation difference in 2002) and that of the Bank's liabilities with the Argentine Central Bank.

This segment's income from services, structurally lower than that of the branches, was affected by the payment of extraordinary fees in connection with structured-note transactions that were paid off by the Bank prior to maturity.

In addition, this segment's administrative expenses increased due to the fact that they include all of the restructuring charges (Ps.130 million) associated to the decrease in the Bank's overall staff in 2002.

Regional Credit Cards--The regional credit-card companies' results show a Ps.333.4 million net loss.

On one hand, these compaies' results were affected by the decrease in their level of activity caused by the recession, especially during the first half of 2002, and by the decrease of services prices in real terms. This is reflected in the Ps.141.8 million income from services, that was 54.1% lower in real terms than in 2001, being practically unchanged in nominal terms from the previous year's figure.

On the other hand, these companies results show the effects of (i) their balance sheet's adjustment for inflation (a monetary loss of Ps.259.6 million shown under "Monetary Results of Other Income") and (ii) the devaluation of the peso during 2002 and of the decrease in interest-rate spreads which accounts for the Ps.17.1 million net financial loss. . The negative effect of the increase in the exchange rate, is a result of these companies' consolidated short foreign currency position, which in turn was caused by the fact that the "asymmetric pesification" measures were not compensated by the government. Net financial income was also affected by the pesification of loans to the private sector at the 1 to 1 parity.

In addition, provisions for loan losses were higher than in previous years, given that these companies' customer base, pertaining to the lower-income segment of the population, was particularly affected by the 2002 recession that caused high unemployment rates and the fall in real income. However, the deterioration in asset quality slowed down by year end. The streamlining of these companies' operations (which comprised a reduction in their distribution network and staff) is reflected in the 55.3% decrease in real terms of their consolidated operating expenses (2.3% in nominal terms).

International--This segment showed a Ps.1,833.1 million loss. This loss is mainly attributable to to the Ps.1,508.5 million net financial loss mainly reflecting the losses generated by the increase in the exchange rate during 2002, given that Galicia Uruguay was left, after the "asymmetric pesification" measures, with a short foreign currency position, that was compensated by the government but at Banco Galicia

In addition this segment's results were affected by high loan loss provisions reflecting the deterioration of the quality of its assets, mainly loans granted to Argentine private-sector customers, the repaying capacity of which was affected by the unfavorable economic environment prevailing in Argentina during most of 2002, including the devaluation of the peso.

Other Financial Businesses--This segment's net loss was mainly due to the Ps.16.6 million monetary loss from financial intermediation, partially offset by the profits generated by the Bank's investments in non-consolidated financial-related companies such as Banelco and Visa, shown under "Other Income". The remaining consolidated companies show a lower fee income, as compared to the previous year's figure, as a result of lower levels of activity.

Other Equity Investments--This segment showed a Ps.50.7 million loss as a result of a negative net other income. The "Other income" line shows the aggregate losses generated by the Bank's interests in infrastructure and utility companies, mainly Aguas Argentinas S.A., Aguas Cordobesas S.A. and Aguas Provinciales de Santa Fe S.A. These companies were significantly affected by the changes occurred in the Argentine economy in 2002, mainly the devaluation of the currency, which increased the amount in pesos of these companies' foreign-currency debts together with the government's policy of not allowing utilities to increase prices in the inflationary environment prevailing in Argentina during 2002, especially in the first half of the year.

RESULTS BY SEGMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

As reflected in the table in note 36 to our audited consolidated financial statements, Grupo Galicia, considering only the holding structure, posted a Ps.8.4 million net loss in fiscal year 2001 compared to the Ps.0.2 million annualized net loss accounted in the six-month period ended in December 31, 2000. This performance can be mainly traced to higher operating expenses (Ps.7.4 million vs. Ps.4 million annualized) because the structure was fully operating in 2001. In addition, there was a decrease in net financial income (Ps.1.2 million compared to Ps.5.6 million annualized). This line shows the interest earned by the company through its liquidity management, which is basically obtained from Banco Galicia's cash dividend distribution.

The Insurance segment, which shows Sudamericana Holding S.A.'s performance, posted a net income of Ps.0.2 million based mainly on a net financial income of Ps.0.3 million, operating expenses of Ps.20.3 million and other income of Ps.20.3 million (which included Ps.12.0 million income from the sale of a small Uruguayan subsidiary).

The Other Companies' segment involves Net Investment S.A.'s, the internet incubator company, and Galicia Warrants' activities. These two businesses are considerably smaller than the Bank and insurance businesses. The net loss of Ps.2.1 million posted in fiscal year 2001 can be mainly explained by a net financial and fee income of Ps.4.9 million and operating expenses of Ps.6.1 million. This weak performance can be traced to Net Investment S.A.'s loss in the first half of the year. However, in the second six months of 2001, Net Investment S.A. reached break even.

The following is the performance of Banco Galicia's segments:

The drop in Buenos Aires Metropolitan Branches' and Rest of the Country Branches' results can be traced to a reduction in financial spreads mainly in the last quarter under analysis. The net average financial margin for both segment amounted to 5.85% in 2001 compared to the 6.15% achieved in 2000.

Fee income grew due to a 5.5% increase in deposit fees, partially generated by the increase in the number of saving and current accounts opened at the branches. In addition, foreign exchange fees' growth can be traced to the lack of confidence in the domestic currency which grew in the second half of the year. Finally, insurance fees rose 38% in the "Buenos Aires Metropolitan Branches" and 28.7% in the "Rest of the Country Branches".

Operating expenses grew in Buenos Aires Metropolitan Branches due to the incorporation of ABN AMRO Bank Argentina's branches (19 branches and 192 employees) in October 2001. This was partially compensated by a substantial 36.9% reduction in communication expenses. In the "Rest of the Country Branches", communication expenses dropped 35.2% and the closing of four branches. In both segments, there was a net increase of 93 employees compared to last year although the new 192 people from ABN AMRO Bank. Finally, operating expenses also rose due to an increase in the VAT tax and the implementation of the financial transaction tax since April 2001.

Home Office's net income growth can be basically explained by the increase in net financial income due to the Ps.286.4 million income from government securities that collateralized repo transactions. Moreover, loan loss provisions rose as a consequence of the long economic recession affecting the Bank's asset quality. This resulted in an increase in the number of medium-large companies entering into the Chapter 11 category and the non-assigned provision which also affected the "Home Office".

Regional Credit Cards' loss can be explained by a decrease in financial spreads during the last six months and an important increase in operating expenses.

The International segment showed an increase in net financial income generated by a wider spread partially offset by a higher operating expenses due to an increase in taxes. The other income line can be traced to an extraordinary result from the sale of the 22.71% stake in Banco Barclays e Galicia. However, since February 13, 2002, Banco Galicia Uruguay's operations are suspended and Banco Galicia is currently concentrating on winding down its foreign-based units.

Results from the "Other Financial Business" segment can be principally related to the fee income generated by Capital Markets S.A. and Galicia Factoring and Leasing S.A. These both companies showed a good performance although the negative economic conditions. For instance, Capital Markets S.A. completed transaction with fifty clients and fulfilled the annual income budget. Meanwhile, Galicia Factoring and Leasing S.A. reached Ps.740.3 million revenues for its factoring product while the leasing product suffered a 8.92% decrease in its revenues.

The other income line in "Other Equity Investment" segment was mainly generated by a loss in Correo Argentino, where Banco Galicia held an 11.77% stake and the result obtained by the divestiture of Inversora en Distribucion de Entre Rios S.A.

RESULTS BY SEGMENTS FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2000

As reflected in the table in note 36 to our audited consolidated financial statements, during the six-month period ended December 31, 2000, the net income of the consolidated Bank represented 107% of the Group's total net income. This reflected the fact that (1) minority interests in the Bank are deducted from the total at the holding company level, (2) the businesses in which the Group has recently invested are still experiencing losses and are considerably smaller than the Bank and (3) The holding company expenses and specific income are not material.

Grupo Galicia's consolidated information for the six-month period ended December 31, 2000, cannot be compared with the same period of the prior fiscal year. In the following discussion of the Group's results by segments during the six-month period ended December 31, 2000, comparisons with the year ended June 30, 2000, have been made based on such six-month period results annualized.

In the six-month period ended December 31, 2000, the net income of the "Buenos Aires Metropolitan Branches" and "Rest of the Country Branches" segments were affected by the persistence of the recessionary environment. This situation had a relatively stronger impact on small- and medium-sized companies and individuals, which represent the bulk of these two segments' customer base. The recessionary environment impacted these segments' operating income mainly through higher loan loss provisions and a lower net income from services. Income from services decreased due to lower fees from credit cards, which were not offset by slightly higher fees from deposit accounts. As a consequence, these two segments represented a lower share of the Bank's total net income than in the year ended June 30, 2000.

The "Regional Credit Cards" segment showed an increase in operating income as a result of higher net income from services, reflecting an increase in volume, and lower loan loss provisions, given that loan loss provisions for the year ended June 30, 2000, included non-recurring charges. The higher operating income was compensated by higher administrative expenses tied to an increase in the number of employees and offices that reflects the expansion of the regional credit card operation.

The "Home Office" segment showed an increase in net income, mainly as a consequence of an increase in the average volume of its loan portfolio (which excludes the portfolio of loans to the non-financial public sector securitized through the creation of the Galtrust1 trust), mainly due to the increase in the Bank's lending to the non-financial public sector. The increase in the yield of the Bank's government securities portfolio and lower loan loss provisions (as compared to those for the year ended June 30, 2000, which included non-recurring charges) contributed to the increase in this segment's net income.

The "International" segment showed a positive performance and maintained a similar share of the Bank's net income as compared with the year ended June 30, 2000. The increase in this segment's net income was mainly due to lower losses from the Bank's interest in Banco Barclays e Galicia S.A. Such losses amounted to Ps.26.9 million in the year ended June 30, 2000, and to Ps.7.4 million in the six months ended December 31, 2000.

The "Other Financial Businesses" segment showed a lower net income, mainly as a consequence of lower profits from the Bank's interest in Banelco S.A. Such profits amounted to Ps.7.9 million in the year ended June 30, 2000, and to Ps.2 million in the six-month period ended December 31, 2000.

The loss showed by the "Other Equity Investments" segment was due to the Ps.14.4 million loss derived from the Bank's interest in Correo Argentino S.A., partially offset by the Ps.6.3 million profits obtained from the sale of the Bank's interest in Inverdersa.

TOTAL EXPOSURE TO THE ARGENTINE PUBLIC SECTOR

The following table shows the total exposure of the Group to the Argentine public sector, both national and provincial. This exposure mainly conisists of exposure of the Bank.

                                                                 AS OF DECEMBER 31, 2002
----------------------------------------------------------------------------------------
                                      (in millions of December 31, 2002, constant pesos)
NET POSITION IN GOVERNMENT SECURITIES.........................   Ps.             1,810.3
    Trading and Investment Accounts...........................                   1,017.4
    Fiscal Credit Certificate ................................                     105.4

    9% Bond maturing 2002.....................................                         -
    Compensatory bond.........................................                     687.5
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE..........                   8,429.3
    Compensatory bond.........................................                   2,814.2
    Hedge bond................................................                   4,223.0
    Galtrust I Financial Trust................................                     680.2
    Special Funds Former Almafuerte and Mendoza Banks.........                     242.0
    Secured Loans Trust.......................................                      27.0
    Compensation to be Received Related to the Payment
      of Deposits.............................................                     442.9
LOANS.........................................................                   7,756.9
    Provinces- Financial Sector ..............................                     133.3
    Secured Loans.............................................                   7,623.6
MISCELLANEOUS RECEIVABLES.....................................                     125.0
    Secured Loans Granted as Guarantee of the FFAEFyS Loan....                     125.0
                                                                 -----------------------
TOTAL.........................................................   Ps.            18,121.5
========================================================================================

The Group's total exposure to the Argentine public sector as of December 31, 2002 amounted to Ps.18,121.5 million, representing 76.5% of its total assets.

For more information see "Description of Consolidated Assets" below.

DESCRIPTION OF CONSOLIDATED ASSETS

The structure and main components of the Group's consolidated assets as of December 31, 2002 were as follows:

                                                                        DECEMBER 31, 2002
----------------------------------------------------------------------------------------------------------
                                                        (In millions of December 31, 2002, constant pesos)
Cash and Due from Banks.............................                    Ps.         571.9
Government and Corporate Securities.................                              1,814.0
Loans to the Non-Financial Public Sector............                              7,623.6
Other Loans, Net....................................                              2,966.2
Compensatory and hedge bonds to be received.........                              7,037.2
Other Assets........................................                              3,685.0
                                                        --------------------------------------------------
TOTAL...............................................                    Ps.      23,697.9
==========================================================================================================

Total consolidated assets of the Group as of December 31,2002 amounted to Ps.23,697.9 million. Of this total, 99.38%, or Ps.23,550.0 million, pertained to the consolidated Banco Galicia, and 0.62% pertained to Sudamericana Holding S.A., Galicia Warrants S.A. and Net Investment S.A.

The percentage of each asset component does not differ substantially from that of the Bank's asset structure. The Bank has changed with respect to prior fiscal years primarily with respect to the share of government securities and loans.

The item "Cash and Due from Banks" mainly included cash for Ps.248.1 million, and balances of Ps.256.7 million held at the Argentine Central Bank. The cash and the balances held at the Argentine Central Bank were assets computable for meeting the Minimum Cash Requirements. The Minimum Cash Requirements as well as the "Minimum Placement Requirements" corresponded to requirements set forth by the Argentine Central Bank and are explained in the "Liquidity" section.

As of December 31, 2002, the item "Government and Corporate Securities" amounted to Ps.1,814.0 million. Such total amount mainly included Argentine Republic External Notes for Ps.971 million, Fiscal Credit Certificates for Ps.105.4 million, and Boden 2012 for Ps.687.5 million.

Through Communiques "A"3805 and "A"3825, the Argentine Central Bank ruled the modifications set forth by Decree No.2167/02 for the methodology to calculate this compensation. This regulation established that financial institutions had to inform the Argentine Central Bank the compensation amount no later than December 23, 2002. Banco Galicia submitted its calculation on the compensatory and the hedge bonds, which amounted in aggregate to US$2,254 million (US$1,022 million as compensatory bond and US$1,232 million as hedge bond) of which US$891 corresponded to the aggregate compensation attributable to Galicia Uruguay (US$230 million as compensatory bond and US$1,232 million as hedge bond).

As of December 31, 2002 the total compensation amount included in the Group's balance sheet was Ps.7,724.7 million, of which Ps.2,248.7 million corresponded to Galicia Uruguay. Of this total, as of December 31, 2002, amounts effectively received were recorded as government securities. The existing difference, totaling Ps.7,037.2 million, was recognized under the caption "Other Receivables for Financial Brokerage in Foreign Currency - Compensation to be Received from the Argentine government" as a right to receive Boden, when the review process by the Argentine Central Bank is completed. If the compensatory and the hedge bonds not received at the date of the preparation of this annual report were recognized within the caption "Government Securities", the percentage that this item would represent of the total assets of the Group would be 37.3%. See "Item
3. Key Information--Risk Factors--The Bank has recorded its Boden and its rights to receive or acquire future Boden as assets having a value equal to the face amount of the Boden received or to be received and acquired."

The following table shows the Group's holdings of government securities as of December 31, 2002.

                                                                          AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------------------------------------
                                                             (in millions of December 31, 2002, constant pesos)
GOVERNMENT SECURITIES
Pesos
     Fiscal Credit Certificate...............................................................      Ps.   105.4
     Other...................................................................................             36.3
Dollars
     Argentine Republic External Notes.......................................................            971.0
     Compensatory bond.......................................................................            687.5
     Other...................................................................................             10.9
TOTAL GOVERNMENT SECURITIES..................................................................          1,811.1
LISTED CORPORATE DEBT SECURITIES.............................................................              2.9
MUTUAL FUNDS.................................................................................                -
                                                                                                   -----------
TOTAL GOVERNMENT AND CORPORATE SECURITIES....................................................      Ps. 1,814.0
==============================================================================================================

The following table provides a break downn, by maturity date, of the Group's holdings in government and listed corporate securities as of December 31, 2002.

                                                                            AS OF DECEMBER 31, 2002
                                                  --------------------------------------------------------------------------
                                                                WITHIN     AFTER ONE YEAR       AFTER 5 YEARS BUT     AFTER
                                                   HOLDING     ONE YEAR   BUT WITHIN 5 YEARS     WITHIN 10 YEARS    10 YEARS
----------------------------------------------------------------------------------------------------------------------------
                                                              (in millions of December 31, 2002, constant pesos)
Government Securities
Pesos
     Fiscal Credit Certificate...............    Ps.   105.4  Ps.  52.7   Ps.           52.7                    -       -
     Other...................................           36.3       34.9                  1.4                    -       -
Dollars
     Argentine Republic External Notes.......          971.0      582.6                388.4                    -       -
     Compensatory bond.......................          687.5          -                257.8    Ps.         429.7       -
     Other...................................           10.9        1.4                  4.0                  5.5       -
TOTAL GOVERNMENT SECURITIES..................        1,811.1      671.6                704.3                435.2       -
     Listed Corporate Debt Securities........            2.9        0.6                  2.3                    -       -
     Mutual Funds............................              -          -                    -                    -       -

TOTAL GOVERNMENT AND CORPORATE SECURITIES....    Ps. 1,814.0  Ps. 672.2   Ps.          706.6    Ps.         435.2       -
============================================================================================================================

The Boden 2012 is current while the Argentine Republic External Notes are in payment default. The past due amounts of these notes can be aplied to the payment of taxes. The Fiscal Credit Certificates can be applied to the payment of taxes as well.

As of December 31, 2002, net loans amounted to Ps.10,589.8 million, representing 44.7% of total assets. Loans continued being the Bank's most important asset.

Decree No.1387/01 dated November 1, 2001 offered the possibility to voluntarily swap the debt instruments from the national and provincial governments for "secured loans" (unlisted debt instruments issued by the national government and secured by tax collection). The Group decided to swap all of its eligible portfolio of government securities and loans made to the national and provincial public sectors in exchange for secured loans. As of December 31, 2002, the balance of secured loans resulting from that part of the swap that was actually completed amounted to Ps.6,858.5 million (principal amount plus interests, included in the item Loans to the Non-Financial Public Sector), this amount included Ps.54.9 million corresponding to Sudamericana Holding S.A. The remaining of the loans made to the non-financial public sector comprises Ps.765.1 million (Ps.544.4 million in principal plus Ps.220.7 million in adjustments) corresponding to assistance granted to the Fiduciary Fund for Provincial Development, which allocated these funds for loans to provincial governments. This portfolio was not included in the portfolio eligible to be tendered in the November 2001 debt swap. However, Decree No.1579/01 of August, 28,

2002, established a new restructuring of secured loans representing in origin an exposure to the provinces for new secured loans or Bonds, issued by the FFDP, with a longer maturity (16 years), principal adjusted by the CER and a lower interest rate. This Decree included the loans granted to the FFDP. Such swap is currently pending completion.

Once the Argentine currency devaluation was effective in January 2002, Decree No.471/02 enacted on March 13, 2002, established that those obligations denominated in US dollars of the national, provincial and municipal public sectors outstanding as of February 3, 2002 would be converted into pesos at the exchange rate of Ps.1.40 per US dollar and would be adjusted by the CER. Moreover, said Decree established that the national public sector's obligations would bear a fixed annual interest rate ranging from 3% to 5.5% depending on their average life. Furthermore, Decree No.1,579/02 enacted on August 28, 2002 set for the provincial public-sector debt a fixed annual interest rate of 2%.

Secured loans corresponding in origin to an exposure to the national public sector are current. The secured loans corresponding in origin to an exposure to the provinces are in the process of being swapped.

The category "Other Loans" recognizes Ps.133.6 million of loans granted to the financial public sector, not included in the swap for secured loans. The remaining amount corresponds to loans to the non-financial private sector. The lower amount recorded in the category "Other Loans" within the Group's total assets, compared to the previous fiscal year, is related to the pesification of the loans to the private sector at the Ps.1 per US dollar parity and to the exceptions provided for by the regulations in connection with the applicability of the adjustment by the CER. This item also reflects payments done by debtors, who chose to use their restructured deposits held at the Bank to pay off such loans. Similarly, this category's lower participation in total assets was also the consequence of the securitization or sale of part of the Bank's loan portfolio in order to restore the Bank's liquidity within the framework of the Plan See "Item 4. Information on the Company--Selected Statistical Information--Loan Portfolio."

The most significant amounts in the category "Other Assets" mainly correspond to bank premises and equipment, miscellaneous assets and intangible assets for Ps.1,067.9 million and to the following assets:

(i) the Bank's holdings of debt securities and subordinated notes issued by the Galtrust I Financial Trust for Ps.680.2 million, as a result of the securitization of part of the Bank's loan portfolio to the provincial public sector in late 2000, recorded under "Other Receivables Resulting from Financial Intermediation"; See "--Off-Balance Sheet Arrangements--Off-Balance Sheet Funding."

(ii) Ps.442.9 million (recorded under "Other Receivables Resulting from Financial Intermediation") for the recording of a right arising from the difference between the amount paid by the Bank pursuant to judicial orders (obtained by depositors having filed suits against the Bank to recover their deposits under the consideration that the rules issued by the Government regarding the restructuring of deposits violated constitutional rights) and the amount resulting from the conversion into pesos of the dollar balance of the deposits reimbursed at the Ps.1.40 per US dollar exchange rate (adjusted by CER and interest accrued until the date of the reimbursement). Through Communique "A"3916, the Argentine Central Bank admitted the recording of an asset for the difference mentioned in the paragraph above, establishing also that the corresponding amount had to be recorded as an intangible assets and amortized in 60 installments, equal and consecutive beginning April 2003. The Bank has retained its rights to make claims at suitable times for the negative effect on its financial condition caused by the reimbursement of deposits in dollars or in pesos for the equivalent amount at the market exchange rate, mandated by court orders or final judgements, not included in the determination of the compensation to financial institutions.

(iii) Ps.242 million (recorded under "Other Receivables Resulting from Financial Intermediation") of the Bank's interest in the funds jointly formed by the Bank with other private-sector banks in order to facilitate the recovery of the assets of former banks Almafuerte and Mendoza ("Special Funds former Almafuerte and Mendoza Banks"), in which restructuring Banco Galicia took part in past years. These funds were constituted with national-government securities subsequently swapped for secured loans.

(iv) Ps.125 million (recorded under "Miscellaneous Receivables") of secured loans granted as collateral of the loan received from the Fiduciary Fund for the Assistance to Financial Institutions and Insurance Companies as part of the implementation of the Plan.

(v) Ps.103.3 million of equity investments in non-consolidated companies, mainly representing investments in public services companies.

(vi) Ps.89.6 million (recorded under "Other Receivables from Financial Intermediation") of the Bank's holdings of subordinated notes issued by the "Galicia Mortgage Loans Financial Trust" as part of the implementation of the Plan." See "--Off-Balance Sheet
         Arrangements--Off-Balance Sheet Funding."

(vii) Ps.81.4 million (recorded under "Other Receivables from Financial Intermediation") of the Group's holdings of debt securities and subordinated notes issued by the Galtrust II and V financial trusts created in 2001 as a result of the securitization of part of the Bank's portfolio of mortgage loans in late 2001. See "--Off-Balance Sheet Arrangements--Off-Balance Sheet Funding."

(viii) Ps.27 million (recorded under "Other Receivables from Financial Intermediation") of the Bank's holdings of subordinated notes issued by the "Secured Loans Trust" as part of the implementation of the Plan." See "--Off-Balance Sheet Arrangements--Off-Balance Sheet Funding."

OFF-BALANCE SHEET ARRANGEMENTS

The Group's off-balance sheet risk mainly arises from the Bank's activities.

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

In addition, in the normal course of its business, the Bank has used the securitization of assets as a source of funding. In addition, in 2002, within the framework of the Plan, the Bank has securitized mortgage loans and secured loans , as part of a series of measures contemplated by the Plan in order for the Bank to restore its liquidity affected by the deposit run of late 2001 and the first months of 2002.

COMMITMENTS TO EXTEND CREDIT, STAND-BY LETTERS OF CREDIT AND GUARANTEES GRANTED

Guarantees granted are surety guarantees in connection with transactions between two parties. Standby letters of credit and guarantees granted are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Acceptances are conditional commitments for foreign trade transactions.

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

A summary of the Bank's credit exposure related to these items is shown below:

                                                                        DECEMBER 31,
                                                      ------------------------------------------------
                                                               2002                    2001
                                                      ------------------------------------------------
                                                     (In millions of December 31, 2002, constant pesos)
Commitments to Extend Credit...................             Ps. 169.6               Ps. 554.3
Standby Letters of Credit......................                  48.6                    54.3
Guarantees Granted.............................                 268.6                   744.5
Acceptances....................................                 104.8                   153.3
------------------------------------------------------------------------------------------------------

In addition to the above commitments, at December 31, 2002 and 2001 the available purchase limits for credit-card holders amounted to Ps.1,093.8 million and Ps.5,406.9 million, respectively.

The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees. These financial customer guarantees are classified, by type, as follows:

                                                                        DECEMBER 31,
                                                      ------------------------------------------------
                                                               2002                    2001
                                                      ------------------------------------------------
                                                     (In millions of December 31, 2002, constant pesos)
Preferred Counter Guarantees...................             Ps. 151.3               Ps. 268.7
Other Counter Guarantees.......................                  43.7                    63.9
------------------------------------------------------------------------------------------------------

See note 28 to the audited consolidated financial statements.

OTHER COMMITMENTS

The Bank has granted a senior pledge on all its shares in Correo Argentino S.A., in favor of the International Finance Corporation, the Inter American Development Bank and a syndicate of local institutions, as collateral for financing granted to that company. The Argentine Central Bank through Resolution No.408 dated September 9, 1999 authorized this transaction. According to the contract signed, in the event of a deficit in funds, the Bank and the majority shareholder of Correo Argentino S.A. should hold the financial creditors harmless from any non-compliance as a result of such deficit. Under the terms of the contract, Correo Argentino S.A. should inform the Bank and Socma Americana S.A. of the existence of any deficit. As of the date of this annual report, the Bank had not been notified of any requirement in this connection.

As a shareholder of the concessionaires of the water supply services, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., Banco Galicia and the other shareholders have committed to provide financial support to those companies if they were unable to fulfill the commitments they have undertaken with international financial bodies.

The Inter American Development Bank requested that the shareholders of Aguas Argentinas S.A. and Aguas Provinciales de Santa Fe S.A. grant loans to those companies. After December 31, 2002, assistance was granted to Aguas Argentinas S.A. in the amount of US$0.6 million, while the obligation to provide assistance to Aguas Provinciales de Santa Fe S.A. is not deemed to exist.

The Bank has established a Ps.92 million provision for these contingencies.

See note 3 to the audited consolidated financial statements.

OTHER

The Bank accounts for checks drawn on it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time as the related item clears or is accepted. In management's opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process were as follows:

                                                                        DECEMBER 31,
                                                      ------------------------------------------------
                                                               2002                     2001
                                                      ------------------------------------------------
                                                     (In millions of December 31, 2002, constant pesos)
Checks drawn on the Bank.......................             Ps.  77.8               Ps.   844.7
Checks drawn on the other Bank.................                 127.2                   1,048.3
Bills and other items for collection...........                 271.6                     654.4
------------------------------------------------------------------------------------------------------

As regards the fiduciary risk, during the fiscal year 2000, the Bank was appointed as trustee under four trust agreements to guarantee compliance with the obligations arising from different contracts between the parties. At December 31, 2002 and 2001 the trust funds amounted to Ps.76.5 million and Ps.55.2 million, respectively.

In addition, the Bank has securities in custody, mainly related to its activity as mutual fund depositary institution. At December 31, 2002 and 2001, these securities amounted to Ps.6,422.1 million and Ps.4,267.3 million, respectively.

See note 28 to the audited consolidated financial statements.

OFF-BALANCE SHEET FUNDING

The securitization of assets basically involves a company selling assets to a trust and the trust funding the purchase by issuing securities that are sold to third parties. A trust is a special-purpose-entity not an operating entity; typically, a trust is set up for the single purpose of completing the securitization transaction, has a limited life and no employees.

         -        Setting up of the "Galtrust I" Individual Financial Trust

On October 20, 2000 the Bank securitized a group of loans that were granted to the Argentine Provinces. These loans were collateralized by taxation revenues shared by the national government and the provinces. In 2001 these loans were tendered to the exchange of public-sector debt for secured loans. The Bank transferred the ownership of the loans to the Galtrust I Financial Trust (the "Trust"). In turn, the trust issued Class A Debt Securities with a face value of Ps.100 million, Class B Debt Securities with a face value of Ps.200 million and Participation Certificates (subordinated notes) with a face value of Ps.200 million. Ps.46.9 million (in historical currency) of the Class B Debt Securities were sold to third party investors and the remainder of the certificates was retained by the Bank.

The Bank transferred to the trust ownership of loans amounting Ps.1,070.9 million granted to Argentine provinces (currently secured loans) and reserve investments for Ps.17 million, in exchange for cash, and retained interest in the trust in the form of Class A Debt Securities and Class B Debt Securities and Participation Certificates (subordinated notes). As of December 31, 2002, those securities were held in the Bank's portfolio for Ps.680.2 million.

         - Setting up of the " Galtrust II, III, IV and V " Individual Financial Trusts

At the meeting held on December 6, 2001, the Board of Directors of Banco Galicia approved the creation of a Program for the securitization of loans and the issuance of debt securities and/or certificates of participation by Galtrust Financial Trusts. The Program was approved by the CNV on April 6, 2000, for a face value of up to US$1,000 million and authorized the Bank's participation as originator, trustor and manager of that program.

Four financial trusts, "Galtrust II, III, IV and V - Letras Hipotecarias", were set up under the above-mentioned program and Certificates of Participation and Debt Securities were issued under those trusts. On December 2001, the Bank transferred the trust ownership of mortgage loans amounting to Ps.521.3 million to the "Galtrust II, III, IV and V - Letras Hipotecarias" financial trusts.

The Bank retained Certificates of Participation for a face value of Ps.136.8 million, in which it had a 100% interest and the remaining Class A and Class B Debt Securities were subscribed for by the Bank and Hartford Seguros de Vida S.A.

As of December 26, 2002 the Galtrust III and IV financial trusts were terminated. As of December 31, 2002 and 2001, the Bank held Certificates of Participation and Debt Securities of the Galtrust II and V Financial Trusts for Ps.81.4 million.

         -        Trusts set up as part of the Plan

As part of the implementation of the Plan, during May 2002, the "Galicia Mortgage Loans Financial Trust" was created. Mortgage loans for Ps.312.8 million (in May 2002 currency) were transferred to the trust and the Bank received in exchange Ps.234.6 million (in May 2002 currency) in cash and certificates of participation for Ps.78.2 million (in May 2002 currency). The trustee is ABN AMRO Bank Argentine Branch. Thirteen domestic financial institutions subscribed the trust's debt securities. The Bank has the obligation to replace the loans in the trust's assets, under certain conditions. As of December 31, 2002, the amount of the participation certificate was Ps.89.6 million.

Also as part of the implementation of the Plan, the "Secured Loans Trust" was created. The parties to it are Banco de la Provincia de Buenos Aires as beneficiary and BAPRO Mandatos y Negocios S.A., as trustee. Secured loans for Ps.108 million (in May 2002 currency) were transferred to the tust and Ps.81 million in cash and certificates of participation for Ps.27 million were received in exchange (in May 2002 currency). As of December 31, 2002, the amount of the participation certificate was Ps.27 million.

See note 39 to the audited consolidated financial statements.

DESCRIPTION OF CONSOLIDATED LIABILITIES

As of December 31, 2002, the structure and main components of the Grupo Galicia's consolidated liabilities were as follows:

                                                                                      AS OF DECEMBER 31, 2002
-------------------------------------------------------------------------------------------------------------------------
                                                                       (In millions of December 31, 2002, constant pesos)
Deposits..............................................................                     Ps. 5,164.3
Argentine Central Bank- Financial Assistance for Liquidity Support....                         5,581.5
Others Banks and International Entities...............................                         3,157.6
Negotiable Obligations................................................                         3,434.6
Advance from the Argentine Central Bank-hedge bond....................                         2,468.4
Other Liabilities.....................................................                         2,267.0
Shareholders' Equity..................................................                         1,624.5
                                                                       ---------------------------------------------------
TOTAL.................................................................                    Ps. 23,697.9
--------------------------------------------------------------------------------------------------------------------------

Of the Group's Ps.22,073.4 million liabilities (excluding shareholders' equity), 99.72% pertained to the Bank (Ps.22,011.7 million) and 0.28% to Sudamericana Holding S.A, Net Investment S.A. and Galicia Warrants S.A. As with assets, the structure of the Group's liabilities does not differ substantially from that of the Bank. The composition of the Bank's liabilities has suffered significant modifications in comparison with previous years, as a consequence of the liquidity crisis faced by the financial system, in general, at the end of 2001 and during the first half of 2002, and of the economic policy's measures that were taken to address such crisis.

As of December 31, 2002, the Group's deposits, generated by the Bank's activity, amounted to Ps.5,164.3 million, which represented 21.8% of total funds, including shareholder's equity, compared with 48.4% recorded at the close of the previous fiscal year. As of December 31, 2002, Grupo Galicia and Sudamericana Holding S.A. (consolidated) held deposits at the Bank in the amount of Ps. 25.7 million.

The decline in deposits' participation in total funds reflects the runs on deposits that occurred during late 2001 and in the first months of 2002; the payment by the Bank of court orders (or, amparos) mandating the reimbursement of deposits; and the completion of the Canje I. In addition, dollar-denominated deposits were pesified at the Ps.1.40 per

US$1 parity plus the adjustment by the CER, while negotiable obligations and other debts with banks and international credit agencies remained in foreign currency and valued at the free exchange rate. In addition, of the US$1,355.6 million dollar-denominated deposits in Galicia Uruguay as of December 31, 2001, approximately US$1,176 million were restructured, with the difference mainly representing the deposit loss suffered by Galicia Uruguay in 2002 before the suspension of its activities. As of December 31, 2002, Galicia Uruguay consolidated deposits amounted to US$550 million (Ps.1,849.9 million), of which US$424.2 million (Ps. 1,426.5 million) represented deposits restructured as dollar-denominated time deposits. Deposits restructured as negotiable obligations amounted as of December 31, 2002, to US$462.6 million (Ps.1,555.8 million).

In addition, the expiration date of the Canje I was on July 16, 2002. This exchange, which represented Ps.693 million of the Bank's deposits (excluding the CER adjustment and interests), was completed on December 31, 2002, thus, as of such date, the above-mentioned amount was not part of the Bank's total deposits.

At the close of the fiscal year, the Canje II was still in progress. After several extensions, the expiration date for this exchange offer was set to be on May 23, 2003. Therefore, at the close of fiscal year 2002, the amount of restructured deposits included in the Bank's total deposits amounted to Ps.940.2 (excluding the CER adjustment and interests). This amount included Ps.73.1 million (excluding the CER adjustment and interests) of deposits, whose holders had chosen to receive bonds instead, given that the Canje II was still in progress.

The Argentine Supreme Court could rule favorably to restructured deposit redollarization. See "Item 3. Key Information--Risk Factors--An increasing number of judgments against financial institutions, in connection with the "corralon", and the recent decision of the government to lift the "corralon" may result in further deterioration of the deposit base." In such case, the Bank would be subject to an increase in the legal actions requesting the reimbursement of restructured deposits in dollars or in pesos for an amount equivalent to the original amount in dollars of restructured deposits at the market exchange rate.

The following table provides a breakdown of the Bank's deposits as of December 31, 2002, by contractual maturity date and currency of denomination. As already mentioned in this annual report, the contractual maturity of CEDROs was set by the Argentine government's regulations.

                                                      PESO- DENOMINATED    DOLLAR- DENOMINATED          TOTAL
                                                      ---------------------------------------------------------------
                                                                   % OF                 % OF                    % OF
                                                       AMOUNT     TOTAL      AMOUNT     TOTAL        AMOUNT     TOTAL
---------------------------------------------------------------------------------------------------------------------
                                                             (In millions of December 31, 2002, constant pesos)
CURRENT ACCOUNTS AND DEMAND DEPOSITS................  Ps.  679.5    24.7%  Ps.   44.5       2.2%  Ps.  724.0     15.1%
SAVINGS ACCOUNTS....................................       334.5    12.2        224.5      11.0        559.0     11.7
TIME DEPOSITS.......................................       733.0    26.7      1,669.2      81.7      2,402.2     69.8
     Maturing within 29 Days........................       341.5    12.4        156.4       7.6        497.9     10.4
     Maturing after 30 Days but within 89 Days......       349.0    12.7         41.9       2.1        390.9      8.2
     Maturing after 90 Days but within 179 Days.....        35.7     1.3         22.8       1.1         58.5      1.2
     Maturing after 180 Days........................         6.8     0.3      1,448.1      70.9      1,454.9     30.4
     Cedros.........................................       940.2    34.2            -         -        940.2     19.6
OTHER DEPOSITS (*)..................................        59.3     2.2        105.6       5.1        164.9      3.4
     Maturing within 29 Days........................        58.9     2.2        105.6       5.1        164.5      3.4
     Maturing after 30 Days but within 89 Days......           -       -            -         -            -        -
     Maturing after 90 Days but within 179 Days.....           -       -            -         -            -        -
     Maturing after 180 Days........................         0.4       -            -         -          0.4        -
                                                      ---------------------------------------------------------------
TOTAL DEPOSITS (1)..................................  Ps.2,746.5   100.0%  Ps.2,043.8     100.0%  Ps.4,790.3    100.0%
---------------------------------------------------------------------------------------------------------------------

(1) Only principal.

The preceding table shows that the highest concentration of time deposits denominated in pesos, excluding restructured deposits, is in the "up-to-30 days" and "after 30 days but within 89 days" categories. Until March 2002, the minimum term effective for free time-deposit taking was 30 days. From that moment onwards, the Argentine Central Bank authorized the raising of free time deposits up to a term of 7 days, to the extent that they were set up in cash or by means of transfers made from abroad; and up to a term of 14 days if they were set up with funds from the "corralito" accounts.

Dollar-denominated deposits represented 42.7% of total deposits. Of these, 91.3% were deposits in the Bank's foreign branches and subsidiaries: Ps.11.2 million (US$3.3 million) were deposits in the Bank's Cayman Branch; Ps.5.0 million (US$1.5 million) deposits in the Bank's New York Branch, and Ps.1,849.9 million (US$549.9 million) deposits in Galicia Uruguay (consolidated). Of the latter, Ps.1,426.5 million (US$424.2 million) corresponded to the restructured deposits of Galicia Uruguay and Ps.259.6 million (US$77.2 million) to deposits of Banco de Galicia Cayman Ltd., currently under a restructuring process. In addition Galicia Uruguay had US$34 million in demand deposits. This amount corresponds to the 3% initial payment to be made beginning January 2003.

The following table provides information about the maturity of the Group's outstanding time deposits exceeding Ps. 100.000, according to whether they were opened at domestic or foreign branches as of December 31, 2002.

                                                                                        ISSUED BY             ISSUED BY
                                                                                     DOMESTIC OFFICES      FOREIGN OFFICES
--------------------------------------------------------------------------------------------------------------------------------
                                                                               (In millions of December 31, 2002, constant pesos)
Time Deposits
    Within 29 Days...........................................................            Ps.  63.3         Ps.   125.6
    After 30 Days but within 89 Days.........................................                193.0                   -
    After 90 Days but within 179 Days........................................                 17.6                   -
    After 180 Days...........................................................                 14.7             1,345.7
                                                                                -----------------------------------------------
TOTAL TIME DEPOSITS..........................................................                288.6             1,471.3
CEDROS.......................................................................                152.9                 0.0
Other Deposits (1)
    Within 29 Days...........................................................                    -                57.1
    After 30 Days but within 89 Days.........................................                    -                   -
    After 90 Days but within 179 Days........................................                    -                   -
    After 180 Days...........................................................                    -                   -
                                                                                -----------------------------------------------
TOTAL OTHER DEPOSITS.........................................................                    -                57.1
                                                                                -----------------------------------------------
TOTAL DEPOSITS...............................................................            Ps. 441.5         Ps. 1,528.4
-------------------------------------------------------------------------------------------------------------------------------

(1) Only principal.

As a consequence of the liquidity crisis which affected the financial system and Banco Galicia as from the last months of 2001 and during the first months of 2002, the Bank requested the financial assistance of the Argentine Central Bank in order to address liquidity shortages. To that end, the Bank gave secured loans as collateral. The Bank's requests for financial assistance to the Argentine Central Bank comprised the period from December 2001 to May 2002, until the approval of the Plan on May 3, 2002. At the close of the fiscal year, the financial assistance granted by the Argentine Central Bank to the Bank amounted to Ps.5,581.5 million (including adjustments and interest). This amount included Ps.792.1 million, which corresponded to borrowings from the Argentine Central Bank used to pay off financial assistance received from the former Bank Liquidity Fund. These borrowings maintained the original conditions which included the application of the CER adjustment. As of December 31, 2002, the remaining of the financial assistance from the Argentine Central Bank for liquidity shortages was 30-day revolving facility accruing an interest rate equivalent to 80% of the 4/5 parts of the interest rate of the 30-day Lebac or of the minimum term Lebac auctioned. On May 2003, the government released rules to establish a voluntary procedure for the restructuring of the financial assistance granted by the Argentine Central Bank to financial institutions during the crisis that affected the financial system as from 2001 into long term liabilities, under certain conditions. See "Item 4. Information on the Company--Argentine Banking Regulation."

Due to the emergency situation suffered by the Argentine economy and the financial system in particular, which implied difficulties to access credit both in local and foreign markets, the Bank's financial capacity to meet its contractual obligations was affected. Thus, most of the Bank's debt at the end of December 31, 2002 is in payment default and under a restructuring process, except for Ps.389.4 million of negotiable obligations issued in 2002 in connection with the New York Branch's debt restructuring. The Ps.1,555.8 million negotiable obligations arising from the restructuring in 2002 of Galicia Uruguay's deposits are also current. See "--Contractual Obligations and Contingent Liabilities" and "Defaults, Divident Arrearages and Delinquencies."

As of December 31, 2002, the total amount of negotiable obligations included Ps.128.1 million in principal of negotiable obligations of the regional credit card companies, representing negotiable obligations amounts that had not been renegotiated as of the year end.

The following table sets forth the Group's outstanding debt securities as of December 31, 2002.



                                                                                                    PRINCIPAL AMOUNT
                                                                                    ANNUAL       (in millions of December
                                                                       MATURITY  INTEREST RATE   31, 2002, constant pesos)
--------------------------------------------------------------------------------------------------------------------------
 SHORT TERM DEBT SECURITIES
   Tarjetas del Mar ...............................................      2002       14.92%             Ps.    20.8
   Tarjeta Naranja.................................................      2002       16.46%                    99.3
   Tarjetas Cuyanas ...............................................      2002       15.96%                     7.5
   Tarjeta Comfiar ................................................      2002       16.22%                     0.5
                                                                                                 -------------------------
TOTAL SHORT TERM...................................................                                    Ps.   128.1
LONG TERM DEBT SECURITIES
   Banco Galicia-  US$150 million FRN..............................      2002        5.48%             Ps.   504.5
   Banco Galicia 5th Class FRN (MIGA) - Global Program.............      2005        4.00%                   149.0
   Banco Galicia 4th Class FRN (MIGA) -  Global Program............      2005        4.00%                    35.8
   Banco Galicia 6th Class Notes - Global  Program(1)..............      2007        7.88%                   244.2
   Banco Galicia 7th Class FRN - Global  Program(1)................      2007        5.95%                   145.2
   Banco Galicia - US$200 million Yankee Bond......................      2003        9.00%                   672.0
   Galicia Uruguay - Negotiable Obligations(2).....................      2011        2.00%                 1,555.8
                                                                                                 -------------------------
TOTAL LONG TERM DEBT SECURITIES....................................                                    Ps. 3,306.5
--------------------------------------------------------------------------------------------------------------------------
TOTAL SHORT TERM + LONG TERM DEBT SECURITIES.......................                                    Ps. 3,434.6
--------------------------------------------------------------------------------------------------------------------------

(1) Issued in 2002 as part of the restructuring of the former New York Branch's debt.

(2) Issued in 2002 as part of the restructuring of Galicia Uruguay's deposits.

(3) Excludes subordinated negotiable obligations for US$43 million held by the holding company.

The percentage of total liabilities (including shareholders' equity) represented by negotiable obligations and liabilities with banks and international entities increased in comparison with the previous fiscal year and also compared with the corresponding percentage of deposits, since the latter were pesified at the parity of Ps.1.4 per US dollar, while foreign debts are valued at the market exchange rate.

The caption "Advance from the Argentine Central Bank-hedge bond" stated in the Table "Liabilities" for Ps.2,468.4 million (including interests and the adjustment by the CER) represents the loan to be requested to the Argentine Central Bank for the purchase of the hedge bond. The Bank has the option to purchase the hedge bond using secured loans pursuant to the provisions of Decree No.2167/02.

The item "Other Liabilities" mainly comprises (i) loans from the Fiduciary Fund for the Assistance to Financial Institutions and Insurance Companies and from Sedesa, granted by these institutions to the Bank as part of the Plan, and amounting to Ps.132.0 million and Ps.217.4 million, respectively as of December 31, 2002; (ii) allowances for other contingencies for Ps.331.7 million; and (iv) debt of the operating regional credit-card companies assumed in the restructuring of these companies' negotiable obligations during 2002 for Ps.165.5 million.

CONTRACTUAL OBLIGATIONS AND CONTINGENT LIABILITIES

In connection with its operating activities, the Group enters into certain contractual obligations. Certain of the Group's contractual obligations in the tables below were issued as a result of debt restructuring carried in 2002. See notes 14 and 15 to the audited consolidated financial statements.

The following table shows the principal amounts of the Bank's contractual obligations and their contractual interest rates.

                                                         ANNUAL                             LESS THAN    1 TO 3    3 TO 5     OVER 5
                                          MATURITY    INTEREST RATE   TOTAL       PAST DUE    1 YEAR      YEARS     YEARS     YEARS
------------------------------------------------------------------------------------------------------------------------------------
                                                     (in millions of December 31, 2002, constant pesos)
Banco Galicia - US$200 million Yankee
  Bond..................................    2003              9.0%  Ps.  672.0           -  Ps.  672.0         -         -         -
Banco Galicia - US$150 million FRN.         2002              5.5%       504.5       504.5           -         -         -         -
Banco Galicia 4th Class FRN (MIGA) -
  Global Program........................    2005              4.0%        35.8         9.0         9.0      17.8         -         -
Banco Galicia 5th Class FRN (MIGA) -
  Global Program........................    2005              4.0%       149.0        37.4        37.4      74.2         -         -
Banco Galicia 6th Class Notes - Global
  Program (1)...........................    2007              7.9%       244.3           -           -      81.4  Ps.162.9         -
Banco Galicia 7th Class FRN - Global
  Program (1)...........................    2007    Libor + 400 bp       145.2           -           -      48.4      96.8         -
Galicia Uruguay - Negotiable
  Obligations (2)                           2011              2.0%     1,555.8           -       273.0     377.0     302.0  Ps.603.8
Negotiable Obligations- Tarjetas del
  Mar                                       2002             14.9%        20.8        20.8           -         -         -         -
Negotiable Obligations- Tarjeta
  Naranja                                   2002             16.5%        99.2        99.2           -         -         -         -
Negotiable Obligations- Tarjetas
  Cuyanas                                   2002             16.0%         7.5         7.5           -         -         -         -
Negotiable Obligations- Tarjeta
  Comfiar                                   2002             16.2%         0.5         0.5           -         -         -         -
Banco Galicia - Foreign Banks'
  Dollar-denominated Syndicated Loan....    2002              7.9%       840.8       840.8           -         -         -         -
Banco Galicia - Foreign Banks'
  Dollar-denominated Syndicated Loan....    2002              7.0%       275.7       275.7           -         -         -         -
Banco Galicia - International
  Finance Corporation Loan..............    2002              4.8%       823.9       823.9           -         -         -         -
Banco Galicia - International Finance
  Corporation Loan......................    2008    Libor + 327 bp       218.6        38.4        43.2      56.2      46.1      34.7
Banco Galicia - International
  American Investment Corp.Loans........ Various              5.1%       233.7        15.5       144.5      63.9       7.9       1.9
Banco Galicia -  FMO Loans.............. Various              4.8%        64.9                    30.6      15.4      18.9
Banco Galicia - BICE Loans.............. Various           Various       183.9        40.0        45.1      64.8      27.9       6.1
Cayman Branch - Trade and Financial
  Loans                                  Various           Various       670.5       660.0         8.2       2.3         -         -
Others.................................. Various           Various        44.7        22.0        18.3       1.1       2.3       1.0
TOTAL...................................                            Ps.6,791.3  Ps.3,395.2  Ps.1,281.3  Ps.802.5  Ps.664.8  Ps.647.5
------------------------------------------------------------------------------------------------------------------------------------

(1) Issued in 2002 as part of the restructuring of the former New York Branch's debt.

(2)   Issued in 2002 as part of the restructuring of Galicia Uruguay's deposits.

(3) Excludes subordinated negotiable obligations for US$43 million held by the holding company.

In the table above, the principal amounts of the Bank's obligations with local and foreign creditors contractually in payment default are shown under the heading "Past Due."

The table above does not include the loans granted to the Bank by the Fiduciary Fund for the Assistance to Financial Institutions and Insurance Companies and from Sedesa, as part of the implementation of the Plan, and amounting to Ps.132.0 million and Ps.217.4 million, respectively as of December 31, 2002.

The loan from Sedesa was granted for the US dollar amount equivalent to Ps.200 million (in current pesos of May 2002) at the exchange rate prevailing on the day prior to that of the disbursement, that is US$64.5 million, with a five-year term and an interest rate equal to the 180-day LIBOR rate plus 300 basis points.

The loan from the FFAEFyS was granted for the US dollar amount equivalent to Ps.100 million (in current pesos of May 2002) at the exchange rate prevailing on the day prior to that of the disbursement, that is US$32.3 million, with a three-year term and an interest rate equivalent to the 180-day LIBOR plus 400 basis points, with a floor of 8.07%. This loan was collateralized by secured loans recorded under "Miscellaneous Receivables" and amounting to Ps.125 million as of December 2002.

Given that most of the Bank's contractual obligations with foreign creditors and certain contractual obligations with local creditors are currently in payment default and under a restructuring process, in the following table, all of the principal amount of the Bank's contractual obligations where a payment default was incurred is shown under the Heading "Past Due/Callable."


                                                      ANNUAL                    PAST DUE/   LESS THAN   1 TO 3     3 TO 5     OVER 5
                                        MATURITY  INTEREST RATE      TOTAL      CALLABLE     1 YEAR      YEARS      YEARS     YEARS
------------------------------------------------------------------------------------------------------------------------------------
                                                     (in millions of December 31, 2002, constant pesos)
Banco Galicia - US$200 million
  Yankee Bond.........................     2003            9.0%    Ps.  672.0  Ps.  672.0          -          -          -         -
Banco Galicia - US$150 million FRN....     2002            5.5%         504.5       504.5          -          -          -         -
Banco Galicia 4th Class FRN (MIGA)
  - Global Program....................     2005            4.0%          35.8        35.8          -          -          -         -
Banco Galicia 5th Class FRN (MIGA)
  - Global Program....................     2005            4.0%         149.0       149.0          -          -          -         -
Banco Galicia 6th Class Notes -
  Global Program (1)..................     2007            7.9%         244.3           -          -   Ps. 81.4   Ps.162.9         -
Banco Galicia 7th Class FRN - Global
  Program (1).........................     2007  Libor + 400 bp         145.2           -          -       48.4       96.8         -
Galicia Uruguay - Negotiable
  Obligations(2)......................     2011            2.0%       1,555.8           -      273.0      377.0      302.0  Ps.603.8
Negotiable Obligations- Tarjetas
  del Mar.............................     2002           14.9%          20.8        20.8          -          -          -         -
Negotiable Obligations- Tarjeta
  Naranja.............................     2002           16.5%          99.2        99.2          -          -          -         -
Negotiable Obligations- Tarjetas
  Cuyanas.............................     2002           16.0%           7.5         7.5          -          -          -         -
Negotiable Obligations- Tarjeta
  Comfiar.............................     2002           16.2%           0.5         0.5          -          -          -         -
Banco Galicia - Foreign Banks'
Dollar-denominated Syndicated Loan....     2002            7.9%         840.8       840.8          -          -          -         -
Banco Galicia - Foreign Banks'
  Dollar-denominated Syndicated Loan..     2002            7.0%         275.7       275.7          -          -          -         -
Banco Galicia - International Finance
  Corporation Loan....................     2002            4.8%         823.9       823.9          -          -          -         -
Banco Galicia - International Finance
  Corporation Loan....................     2008  Libor + 327 bp         218.6       218.6          -          -          -         -
Banco Galicia - International
  American Investment Corp.Loans......  Various            5.1%         233.7       233.7          -          -          -         -
Banco Galicia -  FMO Loans............  Various            4.8%          64.9        64.9          -          -          -         -
Banco Galicia - BICE Loans............  Various         Various         183.9        46.8       38.3       64.8       27.9       6.1
Cayman Branch - Trade and Financial
  Loans...............................  Various         Various         670.5       670.5          -          -          -         -
Other.................................  Various         Various          44.7        44.7          -          -          -         -
TOTAL                                                              Ps.6,791.3  Ps.4,708.9   Ps.311.3   Ps.571.6   Ps.589.6  Ps.609.9
------------------------------------------------------------------------------------------------------------------------------------

(1) Issued in 2002 as part of the restructuring of the former New York Branch's debt.

(2) Issued in 2002 as part of the restructuring of Galicia Uruguay's deposits.

(3) Excludes negotiable obligations for US$43 million held by the holding company.

As of December 31, 2002, Banco Galicia Uruguay held an aggregate amount of Ps.1,343.5 million (equivalent to US$399.5 million) in Banco Galicia and its Cayman Branch. This amount is currently under restructuring together with the rest of the Bank's Head Office's and the Cayman Branch's foreign debt. Being an intercompany transaction, this amount is not shown in the Group's consolidated deposits.

Due to the emergency situation of the Argentine economy in 2002, to settle dollar-denominated negotiable obligations maturing during 2002, the operating regional credit-card companies in which the Bank holds majority interests offered holders the payment option established for those instruments by the new government regulations in this respect (pesification at the Ps.1 per US dollar exchange rate and adjustment by the CER variation) or, alternatively, the possibility to enter into an agreement establishing the settlement of the negotiable obligations and the subscription of new dollar-denominated 8-year debt certificates secured by a trust. Both Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A. invited holders to exchange their negotiable obligations for debt certificates issued under a trust. Both companies assigned a percentage of their cash flow to secure the payment of their obligations to a trust for the benefit of holders. By means of these payment alternatives, at the close of the fiscal year, 87% of the original negotiable obligations had been settled. The negotiable obligations' amount restructured as of December 31, 2002 was US$63.5 million, and the amount recorded under "Other Liabilities Resulting from Financial Intermediation" was Ps.166.8 million, representing the present value of the peso cash flow granted as security for the restructured debt.

As of December 31, 2002, the total amount of negotiable obligations in the Group's balance sheet included Ps.128.1 million in principal of negotiable obligations of the regional credit card companies. This amount represents dollar-denominated negotiable obligations of the regional credit-card companies issued under Argentine law and maturing in 2002 that had not been refinanced as of December 31, 2002. Of this amount, (i) US$28 million corresponded to negotiable obligations of Tarjeta Naranja S.A. held by the Bank's Cayman Branch for which maturity was extended, valued using the market exchange rate at the close of the fiscal year; and (ii) US$25.2 million were due and unpaid, of which US$15.5 million corresponded to negotiable obligations issued by Tarjetas del Mar S.A., valued in accordance with the applicable pesification regulations (Ps.1.0 per US dollar exchange rate plus the CER adjustment), and the remaining dollar amount was valued at the estimated settlement value. If the amount due and unpaid had been valued at the market exchange rate at year-end, a Ps.40.7 million loss would have been recorded. As of March 31, 2003, Tarjetas del Mar S.A. had restructured 87.7% of the above mentioned negotiable obligations.

These companies intend to restructure Ps.323.5 million of intercompany debt with Banco Galicia, including Tarjeta Naranja's negotiable obligations mentioned in the previous paragraph. A proposal was presented to the Argentine Central Bank's officers designated by such regulatory institution to supervise the management of the Bank's operations and is pending approval at the date hereof.

LIQUIDITY

Our consolidated statements of cash flows were prepared using the measurement methods prescribed by the Argentine Central Bank, but in accordance with the presentation requirements of Statement of Financial Accounting Standards No. 95:
Statement of Cash Flows ("SFAS No. 95"). SFAS 95 establishes specific presentation requirements and additional disclosures but does not provide guidance with respect with the inflation adjusted financial statements. The effect of inflation restatements and foreign exchange gains and losses on cash flow related to financing and operating activities has been included in the line item "Monetary loss", and the effect of inflation on cash balances has been included in a separate line item after cash flows from investing activities.

Cash Flows from Operating Activities. Net cash (used in) provided by operating activities amounted to Ps.(928.2) million in 2002, Ps.2,549.7 million in 2001 and Ps.1,168.4 in 2000.

In 2002 we had net losses of Ps.(1,458.8) that were partially offset by:

         - The increase in allowances for loans and other losses, net of reversals amounting to Ps.2,063.7 million primarily due to the deterioration of our loans portfolio; and

         - The reversal of the monetary loss amounting to Ps.1,566.2 million due to our net asset position and the high inflation rate of the year (approximately 118.4%).

Such positive effects were partially offset by:

         - The foreign currency position compensation amounting to Ps.(1,358.2) millions;

         -        The accrued CER of Ps.(1,616.5) million; and

         -        Unrealized foreign exchange gain of Ps.(512.4).

In 2001 we had net gains of Ps.262.3 that were partially offset by:

         -        The increase in other liabilities of Ps.2,183.5 million; and

         - The increase in allowances for loans and other losses, net of reversals amounting to Ps.1,044.7 primarily due to the deterioration of our loans portfolio.

Such positive effects were partially offset by:

         - The decrease in government securities - trading of Ps.(1,313.0) million; and

         - The accretion of discount on available for sale securities Ps.(180.1) million.

In 2000 we had net gains of Ps.196.4 that were partially offset by:

         - The increase in government securities - trading of Ps.519.6 million;

         - The increase in allowances for loans and other losses, net of reversals amounting to Ps.277.0 million; and

         -        The increase in other liabilities of Ps.187.8 million.

Such positive effects were partially offset by:

         - The accretion of discount on available for sale securities Ps.(0.9) million.

Cash Flows from Investing Activities. Net cash provided by (used in) investing activities amounted to Ps.2,593.7 million in 2002, Ps.3,459.1 million in 2001 and Ps.(1,504.0) in 2000. The Group significantly reduced its loan origination activities in 2002 and 2001 due to the current economic crisis in Argentina.

In 2002, substantially all of the resources provided by investing activities were attributable to collections of our loans amounting to Ps.2,591.1.

In 2001, the resources provided by investing activities were mainly due to:

         -        Collections of our loans amounting to Ps.1,035.5 million; and

         - Decrease in deposits from the Argentine Central Bank of Ps.2,960.5 million.

Such positive inflows were partially offset by:

         - Purchase of available for sale securities of Ps.(409.4) million; and

         - Acquisitions of bank premises and equipment, miscellaneous and intangible assets Ps.(421.1).

In 2000, the resources used in investing activities were mainly due to:

         -        Origination of loans amounting to Ps.(1,137.7) million;

         - Decrease in deposits from the Argentine Central Bank of Ps.(605.6) million;

         - Purchase of available for sale securities of Ps.(197.0) million; and

         - Acquisitions of bank premises and equipment, miscellaneous and intangible assets Ps.(112.8).

Such outflows were partially offset by the proceeds on the sale of the Galtrust I securities amounting to Ps.102.5 and the proceeds on the sale of available for sale securities amounting to Ps.404.4.

Cash Flows from Financing Activities. Net cash (used in) provided by financing activities amounted to Ps.(1,542.4) million in 2002, Ps.(6,233.3) million in 2001 and Ps.323.0 in 2000.

In 2002, the net cash used in financing activities was mainly due to the payments on deposits of Ps.(5,964.7) that was partially offset by:

         - The proceeds received from short-term borrowings amounting to Ps.3,367.8 million; and

         -        The proceeds received in repurchase agreements of Ps.1,102.8.

In 2001, the net cash used in financing activities was mainly due to:

         -        The payments on deposits of Ps.(6,035.8) million;

         - The payment on credit facilities long-term of Ps.(2,937.6) million; and

         -        The payments on short-term borrowings of Ps.(1,050.4) million.

Such outflows were partially offset by proceeds received on short-term borrowings amounting to Ps.3,936.2 million.

In 2000, the net cash provided by financing activities was mainly due to:

         -        The proceeds on deposits received of Ps.352.0 million;

         - The proceeds on credit facilities long-term of Ps.574.9 million; and

         -        The proceeds on short-term borrowings of Ps.135.0 million.

Such inflows were partially offset by payments on credit facilities long-term of Ps.(540.7) million and increase in repurchase agreements of Ps.(180.7) million.

The holding company conducts all of its operations through its subsidiaries. Grupo Galicia does not anticipate conducting operations at the holding company level. Dividends on our Banco Galicia shares are our primary source of funds to pay for our expenses. As discussed in "Item 8--Dividends and Dividend Policy", we have not received dividends from Banco Galicia since October 2001. In addition, funds maintained on deposit at Galicia Uruguay that would otherwise have been available to pay our operating expenses, was restructured into (i) subordinated negotiable obligations for US$43 million, (ii) negotiable obligations for US$2.5 million, and (iii) a savings account available on demand for US$1.4 million.

As of December 31, 2002, on a consolidated basis, Grupo Galicia had US$571.9 million in available cash (defined as total cash on hand and cash equivalents).

Therefore, we have limited available cash relative to the business size of Banco Galicia, our largest operating subsidiary, and its financial commitments. Our inability to generate sufficient cash flows from operations to sufficiently cover our operating costs and debt service obligations under their contractual terms has caused us to cease payment on our debt obligations. This situation, coupled with other effects on Grupo Galicia and Banco Galicia, including the overall deterioration in the Bank's loan portfolio, has severely impacted our ability to continue as a going concern. Management believes that other sources of funding will need to be available to the Group in order to satisfy its cash needs for the foreseeable future if the Bank does not complete its debt restructuring. In light of the economic conditions in Argentina it is unlikely that any long-term financing will be available to us for the foreseeable future. To address our constraints and maintain our viability during this difficult period, in addition to ceasing payments on our debt obligations, we implemented a number of short-term measures which included reducing our operating costs by streamlining the Bank's operations as described in "Results of Operations of Grupo Galicia for the Fiscal Years Ended December 31, 2002 and December 31, 2001 and the Annualized Year Ended December 31, 2000--Administrative Expenses--FY 2002 compared to FY 2001", we focused on maximizing collections from our existing loan portfolio and sought to restructure our financial indebtedness, each as described in this annual report. To continue as a going concern, the Bank must successfully implement its strategy of generating income mainly from the provision of financial services, as we believe that lending activities will not constitute a significant source of income in the short term. We must overcome significant obstacles to do so, including the successful restructuring of the Bank's foreign debt and of its debt with the Argentine Central Bank (excluding the advance to be granted to the Bank for the purchase of the hedge bond). See "Item 3. Key Information--Risk Factors relating to the Bank--The Bank's inability to pay its debt service obligations under their current terms could severely impact our ability to continue as a going concern."

Galicia Uruguay's and its subsidiary's activities were suspended in 2002 and are still suspended at the date hereof. Galicia Uruguay's consolidated liquidity amounted as of December 31, 2002, to Ps.178.3 million of cash, deposits at the Central Bank of Uruguay, and short-term placements in correspondent banks. These funds were not available to the Group on a consolidated basis, due to the fact that they were reserved for the payment of Galicia Uruguay's restructured deposits.

As of December 2002, the Bank's New York Branch was being wound down. As a result its cash as of that date was very low (Ps.14.2 million) and reserved by the OCC in order to ensure the completion of the closing process, which occurred on January 30, 2003.

The following discussion of the Bank's liquidity excludes the consolidated companies.

BANCO GALICIA (UNCONSOLIDATED)

Banco Galicia's policy is to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities, and meet demand for credit. To set the appropriate level, forecasts are made based on historical experience and analysis of possible scenarios. This enables management to project funding needs and alternative funding sources, as well as excess liquidity and placement strategies for such funds.

As of December 31, 2002 the Bank's liquidity was as follows:

                                                    AS OF DECEMBER 31, 2002
-------------------------------------------------------------------------------------
                                   (in millions of December 31, 2002, constant pesos)
Legal Requirement...........                              Ps. 181.9
Excess Liquidity............                                  365.4
                                                -------------------------------------
TOTAL LIQUIDITY (1) ........                              Ps. 547.3
-------------------------------------------------------------------------------------

(1) Excludes Ps.5 million of cash of the Cayman Branch and Ps.16 million of the regional credit card companies.

Legal liquidity refers to the minimum cash requirements set by the regulations of the Argentine Central Bank and to be complied on the Bank's deposits in Argentina only. Excess liquidity consists of the balances in excess of the minimum legal requirements held in the Bank's peso- and dollar-denominated accounts at the Argentine Central Bank and short-term liquid assets (mainly Lebac holdings and overnight placements in foreign banks).

Rules in effect as of December 31, 2002, regarding legal requirements set forth by the Argentine Central Bank defined "minimum cash requirements" and "minimum fund placement requirements". See "--Argentine Banking Regulation--Legal reserve requirements." Regulations allowed the already mentioned "Special Funds former Almafuerte and Mendoza Banks" to be considered as a lower requirement, as per Resolution No.36/03 of the Argentine Central Bank See "--Description of Consolidated Assets and Liabilities--Assets." The assets computable for compliance with this requirement are the technical cash, which comprises notes and coins and the balances of the peso- and dollar-denominated deposit accounts and of the escrow accounts in favor of the clearing houses held at the Argentine Central Bank. In accordance with the Argentine Central Bank regulations, the Bank complies in excess with the "minimum fund placement requirements" by computing the amount of its holdings of Argentine government bonds at 9% maturing in 2002 as of June 30, 2002. On this respect, the Argentine Central Bank has established a schedule that exhausts the amounts computable in July 2003. In the liquidity table above, the "minimum placements requirements" are not included within the legal requirements, since the Bank had exceeded this requirement, and the excess is not computable for compliance with the "minimum cash requirements".

The financial system's and the Bank's liquidity were significantly affected by the severe economic and political crisis occurred in the last quarter of 2001 and the first half of 2002, by the devaluation of the Argentine currency in January 2002, and by the pesification and the restructuring of deposits, among others.

Within this unprecedented context, the Bank restated its liquidity policy parameters. Currently, the Bank's liquidity policy parameters vary depending on the amounts and the remaining maturity of the relevant liabilities that were left after the crisis. As such, the Bank considered its restructured deposits and its free deposits in Argentina and focused its analysis on the behavior of such deposits during the crisis. Deposits were classified into wholesale deposits and retail deposits. Wholesale deposits are formed by time deposits and deposits in savings accounts raised by the Trading Desk. Two liquidity levels are being currently considered: the "Operational Liquidity" (to address the Bank's daily operations in Argentina) and the "Additional Liquidity" (excess amount to be available to face a possible crisis). As a result of the analysis performed, the Bank defined an "Additional Liquidity" minimum parameter, which was established at a significant percentage of the necessary funds to bear the deposits' "worse- case" situation faced during the past crisis. With respect to "Operational Liquidity", the Bank established a floor as a percentage of retail deposits plus escrow accounts' balances held at the Argentine Central Bank. As of December 31, 2002, additional liquidity amounted to Ps.368.2 million, reaching 58% of the "worse-case" for deposits.

The Bank maintained similar liquidity levels in the first five months of 2003, after additional measures were taken by the government to continue freeing the restructured deposits still in the "corralon", which measures had a high level of acceptance within the public in general. For restructured deposits originally constituted in pesos and deposits originally constituted in foreign currency up to Ps.42,000 or US$30,000, depositors could request, between April 8 and May 23, 2003, the reimbursement by financial institutions of their deposits in cash and in pesos. The Bank retained approximately 75% of these deposits. See "--The Argentine Financial System in 2002."

CONSOLIDATED LIQUIDITY GAP

As of December 31, 2002, the gaps between maturities of financial assets and liabilities, based on contractual maturity were as follows:

                                                                             AS OF DECEMBER 31, 2002
                                             -------------------------------------------------------------------------------------
                                              PAST DUE/     LESS THAN    1 - 5 YEARS    5 - 10 YEARS      OVER 10          TOTAL
                                              CALLABLE       ONE YEAR                                      YEARS
                                                     (in millions of December 31, 2002, constant pesos, except for ratios)
     ASSETS
PESOS - ADJUSTABLE BY CER.................            -   Ps.    616.2   Ps. 1,385.5    Ps.  5,476.4   Ps.  1,952.1  Ps.   9,430.2
  Government Securities ..................            -           50.6          50.6               -              -          101.2
  Financial Trusts (Galtrust I and
  Secured Loans)..........................            -            1.5          92.5           236.5          378.2          708.7
  Loans...................................            -          564.1       1,195.5         5,161.8        1,573.9        8,495.3
  Secured Loans Granted as Guarantees.....            -              -          46.9            78.1              -          125.0
PESOS - ADJUSTABLE BY CVS.................            -           23.7          59.8           198.9           70.5          352.9
  Loans...................................            -           23.7          59.8            49.8           39.0          172.3
  Financial Trusts (Galtrust II and V -
  Mortgage Trust).........................            -              -             -           149.1           31.5          180.6
PESOS.....................................            -        1,090.2         193.9           175.3            0.3        1,459.7
  Cash and Due from Banks.................            -          341.2             -               -              -          341.2
  Government Securities...................            -           38.6             -               -              -           38.6
  Corporate Debt Securities...............            -           28.6          20.8               -              -           49.4
  Special Funds and Other.................            -           33.0          91.2           150.7              -          274.9
  Loans...................................            -          560.8          81.9            24.6            0.3          667.6
  Other Credits...........................            -           88.0             -               -              -           88.0
DOLLARS...................................            -        1,635.5       3,450.8         4,835.5              -        9,921.8
  Cash and Due from Banks.................            -          276.3             -               -              -          276.3
  Overnight ..............................            -            9.6             -               -              -            9.6
  Government Securities...................            -          565.0         630.1           423.6              -        1,618.7
  Compensatory and Hedge Bonds to be
     Received.............................            -              -       2,638.9         4,398.3              -        7,037.2
  Corporate Debt Securities...............            -           81.7             -               -              -           81.7
  Loans...................................            -          681.1         181.8            13.6              -          876.5
  Other Credits...........................            -           21.8             -               -              -           21.8
                                             -------------------------------------------------------------------------------------
TOTAL ASSETS..............................            -   Ps.  3,365.6   Ps. 5,090.0    Ps. 10,686.1   Ps.  2,022.9  Ps.  21,164.6
LIABILITIES
PESOS - ADJUSTABLE BY CER.................            -          292.1       2,614.9         1,587.0            6.5        4,500.5
  Time Deposits...........................            -          292.1         913.7            45.9              -        1,251.7
  Advance from Argentine Central Bank -
Hedge Bond................................            -              -         909.1         1,515.2              -        2,424.3
  Lines of Credit- Domestic Banks.........            -              -             -            25.9            6.5           32.4
  Lines of Credit- Argentine Central Bank             -              -         792.1               -              -          792.1
PESOS.....................................         36.4        6,716.9          98.9             6.2              -        6,858.4
  Demand Deposists .......................            -        1,024.3             -               -              -        1,024.3
  Time Deposits...........................            -          733.3             -               -              -          733.3
  Restructured Deposits (Cedros)..........            -           12.9           6.2               -              -           19.1
  Negotiable Obligations..................         20.8              -             -               -              -           20.8
  Lines of Credit- Domestic Banks ........         15.6           38.3          92.7             6.2              -          152.8
  Lines of Credit- Argentine Central
  Bank....................................            -        4,789.4             -               -              -        4,789.4
  Other Liabilities.......................            -          118.7             -               -              -          118.7
DOLLARS...................................      5,111.6        1,107.2       1,990.6         1,157.4              -        9,366.8
  Demand Deposists .......................        137.6          129.0             -               -              -          266.6
  Time Deposits...........................        178.3          410.2         624.5           553.7              -        1,766.7
  Lines of Credit- Domestic Banks.........         46.8           26.9         297.6               -              -          371.3
  Negotiable Obligations..................      1,468.6          273.0       1,068.5           603.7              -        3,413.8
  Lines of Credit.........................      3,157.2              -             -               -              -        3,157.2
  Other Liabilities ......................        123.1          268.1             -               -              -          391.2
                                             -------------------------------------------------------------------------------------
TOTAL LIABILITIES.........................   Ps.5,148.0   Ps.  8,116.2   Ps. 4,704.4    Ps.  2,750.6   Ps.      6.5  Ps.  20,725.7

Asset / Liability Gap....................     (5,148.0)       (4,750.6)        385.6         7,935.5        2,016.4          438.9
Cumulative Gap...........................     (5,148.0)       (9,898.6)     (9,513.0)       (1,577.5)         438.9
Ratio of Cumulative Gap to Cumulative
  Liabilities............................      (100.00)%        (74.63)%      (52.94)%         (7.61)%         2.12%
Ratio of Cumulative Gap to Total
  Liabilities............................       (24.84)%        (47.76)%      (45.90)%         (7.61)%         2.12%

Asset / Liability Gap CER................            -           324.1      (1,229.4)        3,889.4        1,945.6        4,929.7
Asset / Liability Gap CVS................            -            23.7          59.8           198.9           70.5          352.9
Asset / Liability Gap Int. Rate Pesos....        (36.4)       (5,656.7)         95.0           169.1            0.3       (5,398.7)
Asset / Liability Gap Int. Rate Dollars
  (1)....................................     (5,111.6)          528.3       1,460.2         3,678.1              -          555.0

Other Assets.............................            -         2,194.2
Other Assets Dollars.....................            -           339.1
Other Liabilities........................            -         1,008.6
Other Liabilities Dollars................            -           339.1
Total Assets.............................            -         5,898.9       5,090.0        10,686.1        2,022.9       23,697.9
Total Liabilities........................      5,148.0         9,463.9       4,704.4         2,750.4            6.5       22,073.4
Gap......................................  Ps.(5,148.0)   Ps. (3,565.0)  Ps.   385.6    Ps.  7,935.5   Ps.  2,016.4  Ps.   1,624.5
----------------------------------------------------------------------------------------------------------------------------------

(1) Includes Ps. 71.8 million from net other assets and liabilities.

In the table above, the total principal amounts of debts in which a payment default has been incurred and subject to renegotiation are shown in a separate column under the heading "Past Due/Callable."

Given that contractual maturity is used, financial assets and liabilities without a fixed maturity date are assumed to mature in less than one month. This category includes demand deposits (current accounts, other types of demand deposits and saving accounts).

In addition, Ps.4,789.4 million of the financial assistance provided by the Argentine Central Bank for liquidity reasons was included in the "Less than One Year" bucket because, as of the close of the fiscal year, this debt was a 30-day revolving facility. The Ps.792.1 million borrowing from the Argentine Central bank, used to pay off financial assistance received from the former Bank Liquidity Fund, is included in the corresponding buckets, in accordance with its contractual terms. These borrowings maintained the original contractual conditions. After the close of the 2002 fiscal year, the government issued rules providing for the possibility for financial institutions to apply for a restructuring of the above mentioned liabilities into peso liabilities maturing in 70 or 120 monthly installments. In accordance with Communique "A"3940 of the Argentine Central Bank, financial institutions that wish to make use of this special repayment system, shall have received, before December 5, 2003, the Argentine Central Bank's approval to the terms and conditions for the restructuring of such financial institution's foreign debt.

Simulated results based on these gaps are not shown in this annual Report as they were made meaningless by the liquidity crisis of the second half of 2001 and later events, such as the devaluation of the peso in January 2001, the "pesification", the mandatory restructuring of bank deposits, and the Bank's own foreign debt restructuring process.

CAPITAL

The capital adequacy of Grupo Galicia is not under the supervision of the Argentine Central Bank.

Grupo Galicia's capital management policy is designed to ensure prudent levels of capital.

Grupo Galicia, as well as its controlled companies, except for Banco Galicia and the Sudamericana Holding S.A.'s affiliates mentioned in the paragraph below, are regulated by the Commercial Companies' Law. In section No. 186, the Law establishes that the capital of a corporation (sociedad anonima) cannot be less than Ps.12,000 (twelve thousand pesos).

The insurance companies held by Sudamericana Holding S.A. are: Galicia Vida Compania de Seguros S.A., Galicia Retiro Compania de Seguros S.A., Aseguradora de Personas Galicia S.A. and Instituto de Salta Compania de Seguros de Vida S.A. These companies meet the minimum capital requirements set by General Resolution No. 25,804 of Argentina's Superintendency of Insurance. See "Item 4. Information on the Company--Government Regulation--Minimum Capital Requirements of Non-Banking Companies."

As of September 30, 2002, the computable capital of the companies held by Sudamericana Holding S.A. exceeded the minimum requirement of Ps.8.3 million by Ps.38.7 million, representing an excess of approximately 466%.

Sudamericana Holding S.A. also holds interests in Medigap Salud S.A. (former Hartford Salud S.A.) and Sudamericana Asesores de Seguros S.A.. Both companies are regulated by the Commercial Companies' Law.

The capital adequacy of Banco Galicia on an unconsolidated basis and consolidated with its significant subsidiaries, Galicia Uruguay and the five regional credit card companies that Banco Galicia controls is supervised by the Argentine Central Bank. The Argentine central Bank's minimum capital requirement regime was suspended during the whole of 2002. In May 2002, the Argentine Central Bank has issued a new minimum capital requirement regime, without specifying the date in which this regime will become effective. See "--Argentine Banking Regulation--Capital Adequacy Requirements."

As of December 31, 2001, computable regulatory capital, on a consolidated basis, as calculated in accordance with the applicable Argentine Central Bank regulations effective at such time, exceeded the minimum capital requirement of Ps.1,965.1 million by Ps.545 million, representing an excess of 27.73%.

The following table analyzes Grupo Galicia and Banco Galicia's capital resources as of the dates indicated.

                                                          GRUPO GALICIA                          BANCO GALICIA AS OF
                                                 ---------------------------------      ------------------------------------
                                                         AS OF DECEMBER 31,               DEC. 31,            JUNE 30,
                                                 ---------------------------------      ------------------------------------
                                                     2002         2001       2000          2000          2000         1999
----------------------------------------------------------------------------------------------------------------------------
                                  (In millions of December 31, 2002 constant pesos, except ratios, multiples and percentages)
Shareholders' Equity ..........................  Ps.1,624.5   Ps.3,076.8   Ps.2,885.2   Ps.2,907.7   Ps.2,910.0   Ps.2,644.7
Shareholders' Equity as a Porcentage of
  Total Assets ................................        6.86%       11.13%        7.89%        7.95%        8.28%        8.82%
Total Liabilities as a Multiple of  Total
   Shareholders' Equity........................       13.59x        7.98x       11.68x       11.58x       11.07x       10.33x
Tangible Shareholders' Equity(1) as a
  Percentage of Total Assets...................       5.51%        9.35%        6.88%        6.96%        7.36%        7.84%
Total Capital Ratio............................           -            -            -        15.26        17.34        13.08
Excess Capital over Required Minimum Capital...           -            -            -   Ps.  545.0   Ps.  800.6   Ps.  234.4
Excess Capital over Required Minimum Capital...           -            -            -        27.73%       45.13%       12.66%
Excess Capital over Required Minimum Capital,
   Excluding Convertible Securities............           -            -            -   Ps.  545.0   Ps.  800.6   Ps.  234.4
Excess Capital over Required Minimum Capital,
   Excluding  Convertible Securities...........           -            -            -        27.73%       45.13%       12.66%
----------------------------------------------------------------------------------------------------------------------------

(1) Tangible shareholders' equity represents shareholders' equity minus intangible assets.

The capital adequacy of Banco Galicia on an unconsolidated basis and consolidated with its significant subsidiaries, Galicia Uruguay and the five regional credit card companies that Banco Galicia controls is supervised by the Argentine Central Bank. The Argentine central Bank's minimum capital requirement regime was suspended during the whole of 2002. In May 2002, the Argentine Central Bank has issued a new minimum capital requirement regime, without specifying the date in which this regime will become effective. See "--Argentine Banking Regulation--Capital Adequacy Requirements."

As of December 31, 2001, computable regulatory capital, on a consolidated basis, as calculated in accordance with the applicable Argentine Central Bank regulations effective at such time, exceeded the minimum capital requirement of Ps.1,965.1 million by Ps.545 million, representing an excess of 27.73%.

For more information on Banco Galicia capital adequacy see "Item 4. Information on the Company--Selected Statistical Information -- Regulatory Capital."

CAPITAL EXPENDITURES

For a description of Grupo Galicia's and Banco Galicia's capital investments and capital expenditures in 2002 and our capital commitments for 2003, see "Item 4. Information on the Company--Capital Investments and Divestitures."

Grupo Galicia made no capital expenditures in fiscal year 2002, and has no material commitments for capital expenditures for the fiscal year ended December 31, 2003.

Banco Galicia expects to finance its capital expenditures from the cash flows derived from operations. Banco Galicia has not budgeted material capital expenditures for 2003.

CRITICAL ACCOUNTING POLICIES

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its audited consolidated financial statements.

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

Even though it is likely that adjustments to Banco Galicia's loan loss reserve will be necessary in 2003, we do not expect those adjustments to be of the same magnitude as those effected during 2002.

In addition, we have outstanding significant amounts of loans from the Argentine government. These loans require no allowance for loan loss reserve under Argentine Central Bank regulations. Given the current situation in Argentina, the realization of these loans at their contractual maturities is uncertain. After the close of the fiscal year, the Argentine government has issued regulations that establish that the proceeds of these loans are to be used to repay debt owed to the Argentine Central Bank, thus restructuring this debt into a liability maturing in 70 or 120 monthly installments. This restructuring of a financial institution's debt with the Argentine Central Bank is subject to the Argentine Central Bank having approved the terms and conditions of the restructuring of the foreign debt of the financial institution, before December 5, 2002.

GOVERNMENT SECURITIES AND OTHER ACCOUNTS RECEIVABLE WITH THE GOVERNMENT

Argentine Banking GAAP regarding investments in government securities allows banks to classify their portfolio of government securities into two balance sheet categories: trading and investing securities.

GOVERNMENT SECURITIES IN INVESTMENT ACCOUNTS INCLUDING THE BODEN RECEIVED AS COMPENSATORY BOND

We carry government securities in investment accounts at their cost plus accretion of discount or amortization of premiums and accrued interest, as applicable. For government securities previously included in trading accounts, the cost value is their closing market value as of the day before their transfer to an investment account.

The Boden received as compensatory bond are classified as "Investing securities" at par value based upon Argentine Banking GAAP, notwithstanding that the estimated market value of such bonds is significantly lower than such par value. At December 31, 2002 such Boden were traded at approximately 44% of par value.

As market conditions change, adjustments to the estimated market value of the Boden are not reflected in our financial position. Future sales or settlements of the Boden will reflect the market conditions at the time and may result in a significant gain or loss that represents the difference between the settlement amount and the then carrying value.

OTHER ACCOUNTS RECEIVABLE WITH THE GOVERNMENT - COMPENSATORY AND HEDGE BONDS

The right to receive Boden as compensatory and hedge bonds is classified as "Other Receivables Resulting from Financial Intermediation" and is being recognized at par value of the Boden to be issued, notwithstanding that the estimated market value of the bonds linked to such right is significantly below such carrying value. At December 31, 2002 the BODEN are traded at approximately 44% of par value.

The settlement of the right to receive Boden as compensatory and hedge bonds is subject to the approval by the Argentine Central Bank and the Argentine Government (Ministry of Finance). It is reasonably possible that the ultimate of the Boden and the related commitment to fund the purchase through Argentine Central Bank borrowings will be materially different from the amounts recorded at December 31, 2002.

TRADING SECURITIES AND DERIVATIVES

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

GOODWILL

Goodwill is carried at cost less accumulated amortization. The carrying amount of Goodwill is analyzed for impairment based on estimates of future undiscounted cash flows generated by the business acquired. Because of the economic conditions in Argentina and their effect on the estimated cash flows of our acquired businesses that have goodwill, adjustments for impairment of Goodwill increased in 2002 and is reasonably possible in the short term.

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

US GAAP - CRITICAL ACCOUNTING POLICIES

The above critical accounting policies for Argentine Banking GAAP are key accounting policies on which our financial condition and results of operations under US GAAP are dependent. Such key accounting policies involve complex matters or are based on subjective judgments or decisions. Additional information in connection with certain key accounting policies for US GAAP purposes follows:

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses represents the estimate of probable losses in the loan portfolio. Determining the allowance for loan losses requires significant management judgments and estimates including, among others, identifying impaired loans, determining the customers' ability to pay and estimating the fair value of underlying collateral or the expected future cash flows to be received. Actual events will likely differ from the estimates and assumptions used in determining the allowance for loan losses. Because of the uncertain economic situation in Argentina and the effect on Grupo Galicia's customers, it is at least reasonably possible that additional provisions for loan losses will be required in the future.

The resolution of the allowance on the outstanding secured loans and other loans to the Argentine Provinces is subject to the economic and political situation in Argentina, including the ability of Argentina to repay or refinance its external debt and its ability to obtain additional liquidity from the International Monetary Fund or other sources. In addition, the ability of the Group or the Bank to offset outstanding secured loans against outstanding Argentine Central Bank debt will affect the carrying amount and the ultimate realization of the secured loan.

Should secured loans be available to offset debt due to the Argentine Central Bank or other Argentine national government entities, some or all of the provisions for loan losses previously recognized may be reversed.

FAIR VALUE ESTIMATES

Quoted market price in active markets is the most reliable measure of fair value.

During the fiscal year ended December 31, 2001, and as a consequence of Decree No.1387/01, the Group swapped effective as of November 6, 2001, its Argentine national government debt instruments, under the Promissory

Note/Bond program, for secured loans. An estimate of the fair value of the loans received was made absent observable quoted market prices for such loans. These loans are subject to the allowance for loan loss process described above.

In addition, the Bank had offered to exchange its loans to Argentine provincial governments for secured loans, pursuant to the above mentioned Decree. Subsequently, pursuant to Decree No.1579/02 of August 28, 2002, the Group tendered its portofio of loans to Argentine provincial governments for secured loans issued by the FFDP with different terms and conditions. This swap has not been completed at the date hereof. The Group has other loans to the Argentine provincial public sector, that in addition to the aforementioned secured loans are considered to be impaired under US GAAP in accordance with Statement of Financial Accounting Standards No.114. Accordingly the Group has established an allowance for loan losses on loans to the Argentine provinces.

Grupo Galicia carries, for US GAAP purposes, its Compensatory Bonds and its receivable for Compensatory Bonds at the underlying fair market values of the Compensatory Bonds (or Compensatory Bonds to be received). These estimated fair market values are based on quoted market prices (as quoted on the Mercado Abierto Electr?nico, the Argentine OTC market). These fair market value quotations are based on relatively low trading volumes and the Group's carrying value may not be representative of what the Group could dispose of these securities or receivables at the year end date. Furthermore, it is likely that the fair market values will fluctuate as economic conditions and other factors change in Argentina and it is reasonably possible that the realization and short-term carrying values of these securities will differ significantly from their carrying value at December 31, 2002.

Grupo Galicia holds retained interests in securitization trusts. Those investments are carried at estimated fair market value. Determining fair market values of such investments requires estimating future cash flows and applying a discount rate to those cash flows. Such estimates do not purport to represent what those securities could be sold for at the balance sheet date or what those securities will be settled for. Changes in the values of such securities are common. The values are affected by the performance of the underlying loans in the trust and changes in estimated discount rates and other assumptions. Discount rates are subject to significant fluctuations as affected by, among other things, the economic and political situation in Argentina. Therefore, it is reasonably possible that the estimated fair market value of those securities will change in the near term in amounts that are material to the Group's financial statements.

IMPAIRMENT OF ASSETS OTHER THAN LOANS

Certain assets, such as goodwill, equity investments, securities available for sale, and premises and equipment, are subject to an impairment review. Asset impairment charges require considerable judgment and are recorded when market value declines below the carrying value is deemed to be an other than temporary decline, or where the cost of the asset is deemed to not be recoverable. Based on the economic situation in Argentina, Grupo Galicia's assets may be subject to further impairment charges in the short term.

DEFERRED TAX ASSET VALUATION ALLOWANCE

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the carrying amounts of assets and liabilities recorded for accounting and tax reporting purposes and for the future tax effects of net operating loss carryforwards. Banco Galicia has a significant amount of deferred taxes assets at December 31, 2002 and the carrying amounts of those deferred tax assets are subject to management's judgment based on available evidence that realization is more likely than not and they are reduced, if necessary, by a valuation reserve. Based on the uncertainty with Grupo Galicia's ability to continue as a going concern, a full valuation reserve on the net deferred tax assets has been recognized at December 31, 2002 and December 31, 2001.

In the event that all or part of our net deferred tax assets in the future become realizable under US GAAP, an adjustment to our deferred tax assets would be credited to income tax expense in the period the determination was made.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

OUR BOARD OF DIRECTORS

Grupo Galicia's ordinary shareholders meeting took place on April 23, 2003. The following table sets out the members of our Board of Directors as of April 23, 2003, all of whom are resident in Buenos Aires, Argentina, the position currently held by each of them, their principal occupations and when their term ends.

                                                                             PRINCIPAL               CURRENT
NAME                                             POSITION                    OCCUPATION             TERM ENDS
----                                  -----------------------------      -----------------      -----------------
Antonio Garces                        Chairman of the Board and Banker                          April 23, 2005
                                      Chief Executive Officer
Federico Braun                        Vice-Chairman                      Businessman            April 23, 2005
Abel Ayerza                           Director                           Businessman            April 23, 2006
Eduardo J. Zimmermann                 Director                           Businessman            April 23, 2006
Silvestre Vila Moret                  Director                           Businessman            April 23, 2005
Marcelo L.S. Tonini                   Director                           Businessman            April 23, 2006
Pablo Gutierrez                       Alternate Director                 Banker                 April 23, 2006
Pedro Richards                        Alternate Director                 Businessman            April 23, 2006
Maria Ofelia Hordenana de Escasany    Alternate Director                 Businesswoman          April 23, 2005
Luis Sila Monsegur                    Alternate Director                 Accountant             April 23, 2005
Alejandro Maria Rojas Lagarde         Alternate Director                 Attorney               April 23, 2005
Sergio Grinenco                       Alternate Director                 Banker                 April 23, 2006

Antonio Roberto Garces: Mr. Garces obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 1959. Mr. Garces is also the President of Banco Galicia and Gal Mobiliaria S.A. de Ahorro para Fines Determinados.

Federico Braun: Mr. Braun obtained a degree in industrial engineering at the School of Engineering of the Universidad de Buenos Aires. He has been associated with the Bank since 1984 to 2002. Mr. Braun is also President of S.A. Importadora y Exportadora de la Patagonia, Tanke S.A., Martseb S.A., Campos de la Patagonia, Batel Forestal S.A., Codigo S.A. Lafont S.A. and Garabi Forestal S.A.; Vice President of Camara Argentina de Supermercados, Club de Campo "Los Pinguinos" S.A. and Inmobiliaria y Fiananciera "La Josefina"; Director of Estancia "Anita" S.A., Consejo Empresario Argentino and a permanent Director of the Fundacion.

Abel Ayerza: Mr. Ayerza obtained a degree in business administration at the Universidad Catolica Argentina. He has been associated with the Bank since 1966 to 2002. Mr. Ayerza is also President of Aygalpla S.A. and Second Vice President of the Fundacion.

Eduardo Jesus Zimmermann: Mr. Zimmermann obtained a degree in banking management at the Universidad Argentina de la Empresa. He has been associated with the Bank since 1958 to 2002. Mr. Zimmermann is also a permanent Director of the Fundacion.

Silvestre Vila Moret: Mr. Vila Moret obtained a degree in Banking Administration at the Universidad Catolica Argentina. He has been associated with the Bank since 1995. Mr. Vila Moret is also Vice President of El Benteveo S.A. and a director of Santa Ofelia S.A. Mr. Vila Moret is the grandson of Maria Ofelia Hordenana de Escasany.

Marcelo Lorenzo Silvio Tonini: Mr. Tonini obtained a degree in banking management at the Universidad Argentina de la Empresa. He held a variety of positions at Banco Galicia since 1963, being a member of the Board of Directors of the Bank from 1985 to 1998. Currently, Mr. Tonini is President of Maradona S.A. and a permanent Director of the Fundacion.

Pablo Gutierrez: Mr. Gutierrez obtained a degree in Business Administration from the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1985 where he serves as the head of the finance executive division. Mr Gutierrez is also Vice President of Galicia Valores S.A. and Agrogalicia S.A. and acts as Director of Argenclear S.A.

Pedro A. Richards: Mr. Richards obtained a degree in Economics from the Argentine Catholic University and holds a M.S. in Management from the Sloan School of Management of the Massachusetts Institute of Technology. He was a director of the National Development Bank (BANADE). He has been associated with Banco Galicia since 1990. He was a member of the Board of Directors of Galicia Capital Markets S.A. between 1992 and 1994. Since August 2000 he is Grupo Galicia's Managing Director. Mr. Richards is also a Director of Sudamericana Holding S.A and Vice President of Galicia Warrants S.A. and Net Investment S.A..

Maria Ofelia Hordenana de Escasany: Mrs. Hordenana de Escasany held a variety of positions at different subsidiaries of Banco Galicia. Currently, she is President of the Fundacion, Santamera S.A. and Vice President of Santa Ofelia S.A.

Luis Sila Monsegur: Mr. Monsegur obtained a degree in national public accounting at the Universidad de Buenos Aires. He has held a variety of positions at Banco Galicia from 1962 to 1992.

Alejandro Maria Rojas Lagarde: Mr. Rojas Lagarde obtained a degree in law at the Universidad de Buenos Aires. He held a variety of positions at Banco Galicia since 1963. He has been responsible for the Legal Counsel Division of Banco Galicia since 1965 to January, 2000.

Sergio Grinenco: Mr. Grinenco obtained a degree in economics at the Universidad Catolica Argentina and a master degree in business administration from Babson College, Wellesley, Massachusetts. He has been associated with the Bank since 1977. Mr. Grinenco is the liquidator of Galicia Equity Analysis S.A. "En Liquidacion", a Director of Galicia Valores S.A. Sociedad de Bolsa and Galicia Capital Markets S.A. and Vice President of Banco Galicia.

Our Board of Directors may consist of between three and nine permanent members, currently it has 6 members. In addition, a number of 6 alternate directors has been established to act as alternates in the temporary or permanent absence of a director. The Directors and alternate directors are elected by the shareholders at their annual general shareholders meeting. Directors and Alternate Directors can be elected either for a two-year or three year term.

Some of our directors are directors of Banco Galicia. Some of the members of our Board of Directors may serve on the board of directors of any subsidiary we establish in the future.

Three of our directors are members of the families that are controlling shareholders of Grupo Galicia.

COMPENSATION OF DIRECTORS

We do not intend to pay fees to the members of our Board of Directors who are also members of the Board of Directors of Banco Galicia. Currently, the only compensation paid to the members of our Board of Directors, who are also members of the Board of Directors of Banco Galicia, is paid by Banco Galicia for their services to Banco Galicia. We intend to pay a nominal fee to those members of our Board of Directors who are not members of the Board of Directors of Banco Galicia as compensation for their services. Due to the fact that this fiscal year's results recorded a loss, there was no payment of fees. For a description of the amounts to be paid to the Board of Directors of Banco Galicia, please see "--Compensation of Banco Galicia's Directors."

OUR SUPERVISORY COMMITTEE

Our by-laws provide for a supervisory committee consisting of three members who are called "syndics", and three alternate members who are called "alternate syndics". In accordance with the Argentine Companies Law and our by-laws, the syndics and alternate syndics are responsible for ensuring that all of our actions are in accordance with applicable Argentine law. Syndics and alternate syndics are elected by the shareholders at the annual general shareholders' meeting. Unlike directors, syndics and alternate syndics do not have management functions. Syndics are responsible for, among other things, the preparation of a report to the shareholders analyzing our financial statements for each year and the recommendation to the shareholders as to whether to approve such financial statements. Alternate syndics act as alternates in the temporary or permanent absence of a syndic. Currently, there are three syndics and three alternate syndics. Syndics and alternative syndics are elected for a one-year term.

The following table shows the members of our supervisory committee. Each of our syndics was appointed in April 23, 2003 at the Ordinary Shareholders' Meeting.

                                                                               PRINCIPAL             CURRENT
        NAME                                            POSITION              OCCUPATION            TERM ENDS
---------------------                               -----------------     --------------------   ----------------
Adolfo Melian                                       Syndic                Lawyer                 April 23, 2004
Norberto Corizzo                                    Syndic                Public Accountant      April 23, 2004
Luis O. Oddone                                      Syndic                Public Accountant      April 23, 2004
Miguel N. Armando                                   Alternate Syndic      Lawyer                 April 23, 2004
Alejandro H. Massa                                  Alternate Syndic      Public Accountant      April 23, 2004
Miguel C. Maxwell                                   Alternate Syndic      Public Accountant      April 23, 2004

Adolfo Hector Melian: Mr. Melian obtained a law degree at the Universidad de Buenos Aires. He has been associated with the Bank since 1970. He has served as the Board of Director's lawyer of Banco de Galicia until 1975. Mr. Melian is also Syndic of Banco Galicia and Tarjetas del Mar S.A.

Norberto Daniel Corizzo: Mr. Corizzo obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since the 2002 Annual Shareholder's Meeting. Mr. Corizzo is also Syndic of Banco Galicia, Tarjetas del Mar S.A. and Sudecor Valores S.A. Sociedad de Bolsa.

Luis Omar Oddone: Mr. Oddone obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 1974. Mr. Oddone is also the President of La Cigarra S.A., syndic of Net Investment S.A., B to B Comercial S.A., Tarjetas Regionales S.A, Tarjetas del Mar S.A., Tarjetas Cuyanas S.A., Tarjeta Comfiar S.A. and Tarjeta Naranja S.A. and various other Argentine corporations and alternate syndic of Banco Galicia.

Miguel Norberto Armando: Mr. Armando obtained a law degree at the Universidad de Buenos Aires. He has been associated with the Bank since 1986. Mr. Armando is also a President of Liberal S.A. and a Vice president of Arnoar S.A.; and an alternate syndic of Banco Galicia and various other Argentine corporations.

Alejandro H. Massa: Mr. Massa obtained a degree in national public accounting at the University of Buenos Aires in 1978. Mr. Massa is Tax Partner at Deloitte & Co. S.R.L. He is a syndic of diverse societies, among others: Iveco Argentina S.A, Argenfrio S.A., Gal Mobiliaria S.A. de Ahorro para Fines Determinados, Galicia Capital Markets S.A., Net Investment S.A. and Galicia Warrants S.A.

Miguel C. Maxwell: Mr. Maxwell obtained a degree in national public accounting at the Universidad de Buenos Aires in 1979. Mr. Maxwell is Audit Partner at Deloitte & Co. S.R.L. since 1986. He is a syndic of diverse societies, among others: Cobranzas Regionales S.A., Galicia Factoring y Leasing S.A., Galicia Retiro Cia. de Seguros S.A., Galicia Warrants S.A., INTA Industria Textil Argentina S.A., Laboratorios Kirby S.A., Liag Argentina S.A., Molinos Ala S.A., Net Investment S.A., Pedro Genta y Cia. S.A., Pilaga S.A., Sudamericana Holding S.A., Tarjeta Comfiar S.A., and Tarjeta Naranja S.A.

MANAGEMENT OF GRUPO GALICIA

Grupo Galicia's organizational structure consists of a Managing Director, who is in charge of the General Department and reports to the Board of Directors and of the Financial and Accounting Department that reports directly to the Managing Director.

The General Department's main function is the implementation of policies defined by Grupo Galicia's Board of Directors. This division coordinates the Financial & Accounting Division and also supervises investor relations' activities.

The Financial & Accounting Department is mainly responsible for the assessment of current and possible investments, thus suggesting whether to invest or withdraw the company's positions in different companies or businesses. It also plans and coordinates the company's administrative services and financial resources in order to guarantee its proper management. This division is also responsible for meeting requirements set by several controlling bodies, complying with information requirements and for internal controls and budgeting.

For the biography of the Group's Managing Director see "--Our Board of Directors."

BOARD OF DIRECTORS OF BANCO GALICIA

The Ordinary and Extraordinary Shareholders' Meeting held on April 30, 2003 established the size of the Board Directors with six members and four alternate directors. The Shareholders' Meeting also resolved to amend section 19 of the Bank's Bylaws, establishing the renewal of the Board of Directors in thirds (or a fraction not lower than three). In addition, it decided that the first shareholders' meeting to elect directors after the approval of the aforementioned amendment, would fix the duration of each of the elected directors' term. Likewise, it extended the duration of the alternate directors' terms to three years

The Ordinary and Extraordinary Shareholders' Meeting held on April 30, 2003 favorably voted Messrs. Sergio Grinenco, Enrique M. Garda Olaciregui, Luis. M. Ribaya and Guillermo J. Pando as Directors in order to replace four vacancies. In addition, Messrs. Guillermo A. Laje, Eduardo A. Fanciulli, Juan C. Fossatti, and Daniel M. Nycz were elected alternate directors.

The Shareholders' Meeting also amended section 17 of the by-laws, modifying the order in which alternate directors shall replace Directors. The order is as follows: Mr. Guillermo Laje, Mr. Eduardo Fanciulli, Mr. Juan C. Fossatti and Mr. Daniel Nycz.

The following table sets out the members of the Board of Directors of Banco Galicia as resolved by the Ordinary and Extraordinary Shareholders' Meeting held on April 30, 2003.

                                           YEAR OF             PRINCIPAL           CURRENT
             NAME                        APPOINTMENT           POSITION           OCCUPATION         TERM ENDS
-----------------------------            -----------    -----------------------  ------------    -----------------
Antonio R. Garces                            2001       Chairman of the Board        Banker      December 31, 2005
                                                        and Chief Executive
                                                        Officer
Sergio Grinenco                              2003       Vice-Chairman and Chief      Banker      December 31, 2005
                                                        Financial Officer
Enrique M. Garda Olaciregui                  2003       Director and Secretary       Banker      December 31, 2004
Daniel A. Llambias                           2001       Director                     Banker      December 31, 2005
Luis M. Ribaya                               2003       Director                     Banker      December 31, 2004
Guillermo J. Pando (*)                       2003       Director                     Banker      December 31, 2004
Guillermo A. Laje                            2003       Alternate Director           Banker      December 31, 2005
Eduardo A. Fanciulli (*)                     2003       Alternate Director           Banker      December 31, 2005
Juan C. Fossatti                             2003       Alternate Director           Banker      December 31, 2005
Daniel M. Nycz (*)                           2003       Alternate Director           Banker      December 31, 2005

(*) Authorization from the Argentine Central Bank to assume their positions is pending.

The following are the biographies of the members of the Board of Directors of the Bank:

Antonio Roberto Garces: Mr. Garces obtained a degree in national public accounting at the Universidad de Buenos Aires (the "Buenos Aires University"). He has been associated with the Bank since 1959. Mr. Garces is also the President of Gal Mobiliaria S.A. de Ahorro para Fines Determinados and Grupo Galicia.

Sergio Grinenco: Mr. Grinenco obtained a degree in economics at the Universidad Catolica Argentina and a master degree in business administration from Babson College, Wellesley, Massachusetts. He has been associated with the Bank since 1977. Mr. Grinenco is the liquidator of Galicia Equity Analysis S.A. "En Liquidacion", a Director of Galicia Valores S.A. Sociedad de Bolsa and Galicia Capital Markets S.A. and alternate Director of Grupo Galicia.

Enrique M. Garda Olaciregui: Mr. Garda Olaciregui obtained a degree in law at the Universidad del Salvador, a master degree in finance from Universidad del CEMA and a master degree in Management Law at the Universidad ConAustral. He has been associated with the Bank since 1970.

Daniel Antonio Llambias: Mr. Llambias obtained a degree in national public accounting at the Buenos Aires University. He has been associated with the Bank since 1964. Mr. Llambias is President of Galicia Factoring y Leasing S.A., Sudecor Valores S.A., Galicia Capital Markets S.A. and Agro Galicia S.A. He is also a Director of Gal Mobiliaria S.A. de Ahorro para Fines Determinados and Galicia Valores S.A. Sociedad de Bolsa.

Luis Maria Ribaya: Mr. Ribaya obtained a law degree from the Buenos Aires University. He has been associated with the Bank since 1971. Mr. Ribaya is the President of Argencontrol S.A. and Galicia Valores S.A. Sociedad de Bolsa; Vice President of Sudecor Valores S.A. and First Vice President of Mercado Abierto Electronico S.A.; Director of Galicia Capital Markets S.A. and Agro Galicia S.A.

Guillermo Juan Pando: Mr. Pando has been associated with the Bank since 1969. He is President of Tarjetas Regionales S.A., Galicia Pension Fund Ltd. and Galicia Warrants S.A., Vice president of Banco de Galicia (Cayman) Ltd. and Gal Mobiliaria S.A. Sociedad de Ahorro para Fines Determinados, a Director of Agro Galicia S.A., Freddo S.A., Galicia Capital Markets S.A., Galicia Factoring y Leasing S.A., Tarjetas del Mar S.A. and Tarjeta Naranja S.A. and a liquidator of Galicia Equity Analysis S.A. "En Liquidacion."

Guillermo A. Laje: Mr. Laje joined the Bank in September 1997. Prior to such time, he has been employed at the former Banco Frances del Rio de la Plata since 1983. Mr. Laje is President of Sudamericana Holding S.A., Vice President of Tarjetas Regionales S.A. and Visa Argentina S.A.and a Director of Banelco S.A.

Eduardo Antonio Fanciulli: Mr. Fanciulli obtained a degree in business administration from the Universidad de Buenos Aires. He has been associated with the Bank since 1983. Mr. Fanciulli is a Director of Galicia Capital Markets S.A. and Galicia Factoring y Leasing S.A.

Juan Carlos Fossatti: Mr. Fossatti obtained a law degree from the Buenos Aires University, he graduated as Doctor at the Universidad de la Republica de la Ciudad de Montevideo (Uruguay). He has been associated with the Bank since the June 6, 2002 Annual Shareholders' Meeting. Mr. Fossatti is also a Director of Tierras del Bermejo S.A. and Barlocher do Brazil S.A. (Sao Paulo - Brazil).

Daniel Miguel Nycz: Mr. Nycz obtained a degree in public accounting at the Buenos Aires University. He has been associated with the Bank since 2003. Mr. Nycz has been President of Accenture S.A. (ex Andersen Consulting) since 1970 till 2002.

The business address of the members of the Board of Directors is Tte. General J.
D. Peron 407, (C1038AAI) Buenos Aires, Argentina.

FUNCTIONS OF THE BOARD OF DIRECTORS OF BANCO GALICIA

The Board of Directors may consist of three to nine permanent members. In addition, there can be one or more alternate directors who can act during the temporary or permanent absence of a director. Currently, there are four alternate directors. At the date hereof, all of the six directors and two of the four alternate directors were engaged on a full time basis in the day-to-day operations of the Bank.

The Bank's Board of Directors meets formally twice each week and informally on a daily basis. Frequently, certain alternate directors are invited to participate, mainly those who are employees of the Bank. The Board of Directors is responsible for all of the major decisions, including those relating to credit, the Bank's securities portfolio, the design of the branch network and entering into new businesses.

The Bank's Board of Directors, together with members of the Corporate Banking Division also conducts regular credit reviews of loans that are in amounts greater than Ps.3.5 million and subject to judicial proceedings. In addition, the Board of Directors is responsible for reviewing recommendations made by the Bank's Corporate Credit and Retail Credit Departments regarding the levels of Banco Galicia's charge-offs and determines the amount of such charge-offs.

The Bank's Board of Directors also establishes the Bank's asset and liability management policies and the trading guidelines for the Finance Division. The Board of Directors meets on a daily basis with senior managers of the Corporate Banking Division and the Finance Divisions to discuss the Bank's asset and liability positions and treasury decisions, and to discuss any changes to policies in these areas.

Members of the Bank's Board of Directors serve on the following committees:

         The Risk Management Committee: This Committee establishes general limits (regulatory and internally determined by the Bank), and verifies its compliance on credit risk, cross border exposure, currency risk, interest-rate, liquidity, market exposure and securities position, among others. This Committee meets at least once every two months. Six Directors and the Risk Management Manager are members of the Risk Management Committee.

         The Credit Committee: This Committee is composed by four Directors, the Risk Management Manager and the senior executive officers in charge of the Wholesale Banking Division and the Retail Banking Division. In addition, the managers in charge of the units to which the different customer accounts are assigned participate of this Committee. It meets at least twice a week with a quorum of at least one director. This Committee's function is to analyze level 1 credits (credits of more than Ps.15 million).

         The Financial Risk Policy Committee ("Comision de Posicion Financiera"): The members of this Committee are six directors, and the managers of the Retail Banking, the Risk Management and the Treasury Divisions. The Committee is responsible for analyzing the development of the Bank's business from a financial point of view, focusing on fund-raising and placement of assets. This Committee is in charge of the follow-up and control of liquidity and interest-rate and currency gaps. The committee is responsible for creation of the Bank's policies related to each of these areas. The Committee meets at least once every fifteen days.

         The Systems Committee: The Systems Committee is composed of six directors and the managers of the Retail Banking, the Operations, the Organization and the System's Divisions. The Committee is in charge of supervising and approving new systems development plans and budgets. It is also responsible for supervising systems budget controls and approving the general design of the Bank's systems This Committee also supervises the quality of the Bank's systems. The System's Committee meets at least once every three months.

         The Audit Committee: The Audit Committee is composed of two directors and of the Internal Auditor of the Bank. This Committee reviews the Bank's financial statements and the respective external auditor's and Supervisory Syndics Committee's report. It is responsible for supervising the Bank's internal control procedures, for reviewing the annual working plan of the Bank's internal and externals auditors, and for considering their observations with respect to internal control weaknesses and evaluating the corrective actions taken to normalize the situations raised. The Committee also provides oversight of the auditing, accounting, financial reporting and internal control functions. It is also responsible for periodically reviewing compliance with the rules that establish the independence of the Bank's external auditors. The Committee meets at least once a month.

         The Committee for the Control and Prevention of Money Laundering (CCP):
The Committee for the Control and Prevention of Money Laundering is responsible for establishing the institution's general guidelines with respect to the prevention and control of money laundering, in accordance with applicable rules. It is composed of three Directors, the Managers of the Risk Management, Treasury and Operations Divisions and the Bank's Internal Auditor. The Committee is scheduled to meet at least once every two months. The Committees' primary responsibility is to provide general objectives and policies to control and prevent money laundering.

         The Committee for Information Integrity: This Committee was constituted to comply with the provisions of the Sarbanes-Oxley Act of 2002 of the United States. The members of this Committee are three Directors (including the Chief Financial Officer), the Chief Information Officer, the Bank's Internal Auditor and other officers of the Bank. A representative of the Bank's Supervisory Syndics' Committee is also a member of this Committee. In addition a member of the committee that was created with the same purpose at Grupo Galicia attends meetings of this Committee.

BANCO GALICIA'S EXECUTIVE OFFICERS

In May 2003, Banco Galicia implemented a new corporate organizational structure. The new structure does not include the position of Chief Executive Officer, which had been created in 2002, whose functions returned to the Board of Directors.

The following Divisions report to the Board of Directors:

       DIVISION                              MANAGER
---------------------            -----------------------------
Treasury                         Pablo Gutierrez

Wholesale Banking                Daniel Llambias (in charge)

Retail Banking                   Guillermo A. Laje

Operations                       Guillermo Pedro Desimoni

Organization                     Benito Silva

Systems                          Miguel Angel Pena

Human Resources                  Enrique Carlos Behrends

Treasury: this Division is responsible for planning the use of funds and for establishing and applying the Bank's funding and liquidity policy within the parameters established by the Risk Management Division. It also manages the trading desk, ensuring the correct execution of transactions. The following areas report to the manager of the Treasury Division: Financial Operations, Asset Management, Asset and Liability Management, and Relations with Financial Institutions.

Retail Banking: this Division is responsible for managing the Bank's business relating to the provision of financial services to individuals, including consumer credit risk management. The areas reporting to the Retail Banking Manager are: Private Banking, Consumer Banking, Insurance Division, Traditional Distribution Channels, Alternative Distribution Channels, Credit Retail, Marketing and Quality.

Wholesale Banking: this Division is responsible for managing the Bank's business relating to the provision of financial services to corporate customers, including commercial credit risk management and relations with correspondent banks and multilateral credit agencies. The areas reporting to Wholesale Banking are: Corporate Banking, International, Capital Markets and Wholesale Marketing.

Operations: this Division is responsible for the processing and control of transactions arising in the Bank's daily operations and for the Bank's administrative services (purchases, maintenance and management of the Bank's physical infrastructure, etc.). The following areas report to the Operations'
Manager: Administrative Services, Centralized Operations and Traditional Channels Operations.

Organization: this Division is responsible for the design of the Bank's organizational structure and of the different processes and procedures that make up the Bank's operations. It is also responsible for ensuring the permanent update of the Bank's processes and procedures and for providing the Bank on an ongoing basis of an updated internal regulatory framework on this respect.

Systems: this Division is responsible for developing and maintaining the operational systems of the Bank. It is also responsible for on-going system upgrading and for their efficiency and quality.

Human Resources: this Division is responsible for the appointment, promotion and reassignment of senior management. It also establishes and reviews remuneration and compensation levels for senior management.

In addition, the Internal Auditor, the Chief Financial Officer, the Legal Counsel, the Risk Management Manager, the Chief Information Officer and the Institutional Affairs Manager report to the Chairman of the Board and or to the Vice-Chairman. Mr. Sergio Grinenco is the Chief Financial Officer. Mr. Luis Alberto Diaz is the Bank's Internal

Auditor. Mr. Enrique Mariano Garda Olaciregui is responsible for the Legal Counsel. Mr. Raul Hector Seoane is the Chief Information Officer. Mr. Eduardo Antonio Fanciulli is responsible for the Risk Management Division. Mr. Diego Francisco Videla is responsible for Institutional Affairs.

The following are the biographies of the Bank's senior executive officers mentioned above not provided in the section "Board of Directors of Banco Galicia" or "Our Board of Directors."

Raul Hector Seoane: Mr. Seoane obtained a degree in economics at the Buenos Aires University. He has been associated with the Bank since 1988. Prior to such time, he had been in charge of the Technical Department at the Argentine Bank's Association (ADEBA).

Benito Silva: Mr. Silva received a bachelor's degree in Operational Research from the Argentine Ministry of Defense. He has been associated with the Bank since 1989. Prior to such time, he was employed with financial institutions since 1960. Mr. Silva is a Director of Compensadora Electronica S.A. ("Coelsa").

Diego Francisco Videla: Mr. Videla has been associated with the Bank since 1997. Prior to such time, he acted as advisor in the privatization of the Banco de la Provincia de Misiones S.A.

BANCO GALICIA'S SUPERVISORY COMMITTEE

Banco Galicia's bylaws provide for a supervisory committee consisting of three members ("Syndics") and three alternate members ("Alternate Syndics"). Pursuant to Argentine Law and to the provisions of the Bank's Bylaws, syndics and alternate syndics are responsible of ensuring that all of Banco Galicia's actions are in accordance with applicable Argentine law. Unlike directors, Syndics and alternate syndics do not participate in business management and cannot have managerial functions of any type. Syndics are responsible for, among other things, the preparation of a report to the shareholders analyzing the Bank's financial statements for each year and the recommendation to the shareholders as to whether to approve such financial statements. Syndics and alternate syndics are elected at the Ordinary Shareholders' Meeting for a one-year term and they can be reelected. Syndics are elected at the Ordinary Shareholders' Meeting for a one-year term. Alternate syndics act as alternates in the temporary or permanent absence of a syndic.

The following table shows the members of Banco Galicia's Supervisory Committee as of December 31, 2002. The composition of the Bank's Supervisory Syndics Committee was ratified by the annual shareholders' meeting held on April 30, 2003.

                                           YEAR OF                              PRINCIPAL            CURRENT
           NAME                          APPOINTMENT             POSITION       OCCUPATION          TERM ENDS
---------------------------              -----------         ----------------   ----------      ------------------
Adolfo Hector Melian                     2002                Syndic             Lawyer          December 31, 2003
Norberto Daniel Corizzo                  2002                Syndic             Accountant      December 31, 2003
Ricardo Adolfo Bertoglio                 2002                Syndic             Accountant      December 31, 2003
Fernando Noetinger                       1987                Alternate Syndic   Lawyer          December 31, 2003
Luis O. Oddone                           1973                Alternate Syndic   Accountant      December 31, 2003
Miguel N. Armando                        1986                Alternate Syndic   Lawyer          December 31, 2003

For the biographies of Messrs. Adolfo Hector Melian, Norberto D. Corizzo, Luis Omar Oddone and Miguel Norberto Armando, please see "--Our Supervisory Committee."

Ricardo Adolfo Bertoglio: Mr. Bertoglio obtained a degree in national public accounting at the Buenos Aires University. He has been associated with the Bank since the Annual Shareholder's Meeting held on June 6, 2002, designated him as syndic. Mr. Bertoglio is also President of Plasmer S.A.

Fernando Noetinger: Mr. Noetinger obtained a law degree at the Buenos Aires University. He has been associated with the Bank since 1987. Mr. Noetinger is also President of Arnoar S.A. and Hijos de Ybarra S.A.

COMPENSATION OF BANCO GALICIA'S DIRECTORS

Those members of the Bank's Board of Directors who perform technical and administrative functions through their participation on committees receive an honorarium in accordance with section 25 subsection 2 of the Bank's Bylaws. For the fiscal year 2002, the Ordinary Shareholders' Meeting held on April 30, 2003, approved remuneration for the Board of Directors corresponding to technical and administrative functions for participation in special Committees in the amount of Ps.1.8 million.

As a result of the financial assistance that the Bank had received from the Argentine Central Bank, in fiscal year 2002, it was prohibited from paying any cash dividends or making any distribution on or in respect of its capital stock, transfer profits abroad, paying fees or any bonuses or variable compensations tied to the Bank's results, or granting financial assistance to related parties, for as long as such assistance is outstanding. As a result, no incentive compensation was paid.

COMPENSATION OF BANCO GALICIA'S OFFICERS

While the compensation of the members of the Board of Directors is established in the Bank's Bylaws and decided at the shareholders' meetings, it is the Board of Directors who establishes the policy for compensation of the Bank's personnel. Compensation for the Bank's managers includes a fixed portion and a variable portion determined by the Bank's overall results, the performance of the unit for which the manager is responsible and the manager's individual performance. The variable compensation was not applicable in fiscal year 2002 and in the six-month period ended December 31, 2001.

The Bank does not maintain an option plan.

On November 4, 1999, the Bank, in its capacity as grantor, entered into a framework trust agreement with First Trust of New York, in its capacity as trustee, to implement a bonus program in favor of certain members of the senior management of the Bank and its controlled or related companies. This program is to be reviewed from time to time by the Bank's Board of Directors. Its objective is to favor and foster said staff's productivity and to reward its permanence at the Bank. The staff included in this program receives Grupo Galicia's shares or ADSs.

The grantor transfers to each trust pertaining to the program, as fiduciary property, certain amounts of money to be determined in each case pursuant to its own criteria, which shall be invested by the trustee in Grupo Galicia's shares or ADSs. The trustee shall administer such shares or ADSs for the benefit of the staff appointed as beneficiaries in each trust. The trustee shall hold title to such shares until the moment on which they shall be given to the beneficiaries as their full property in accordance with the provisions set forth in each corresponding trust.

The amount transferred by the grantor to the trustee was US$4 million, which have been applied to the purchase of 855,442 shares and 189,116 ADSs of Grupo Galicia.

The Galicia 2004 Trust was established with 855,442 shares and 31,446.60 ADSs of Grupo Galicia. Moreover, 46 people holding managerial positions at the Bank and at GCM have been appointed as beneficiaries of such Trust, having been assigned 855,442 shares and 28,046.60 ADSs. The 3,400 ADSs of Grupo Galicia not assigned to the Trust returned to the grantor. The remaining 157,669.40 ADSs of Grupo Galicia were assigned to the Galicia 2005 Trust. The Galicia 2004 trust was terminated on June 15, 2003.

EMPLOYEES

As of December 31, 2002, Grupo Galicia had 6,229 employees, of which 9 were employed by the holding company, 4,066 by Banco de Galicia y Buenos Aires S.A., 51 by Galicia Uruguay, and 2,103 by the other companies required to be consolidated. Grupo Galicia's management considers its relations with its employees to be very good.

As of December 31, 2002, approximately 8% of Banco Galicia's employees were affiliated with the national bank union. Banco Galicia has not experienced a strike by its employees since 1973. There has been no strike or action by such union in recent history. The Bank considers that the relations with its employees have developed within normal and satisfactory parameters despite the environment determined by the Argentine economic situation and, especially, the financial system's situation during fiscal year 2002.

By virtue of the aforementioned situation, strategies were created and implemented by the Bank to adapt the personnel structures and costs to the possibilities presented by the current business scenario. A series of voluntary working hours reduction, temporary licensing and voluntary retirement plans were implemented, which, made it possible to overcome the crisis and go through the transition path until achieving a 31% reduction in Banco Galicia's staff. These measures led the Bank to participate, during June 2002, in a negotiation round with the Banking Association (the Argentine banking employees' labor union) at the Ministry of Labor. As a result of those negotiations, a compulsory conciliation measure was ordered, which was carried out satisfactorily and with no effects on the Bank's plans.

During the period under analysis, the Bank maintained, within the existing possibilities, the staff's learning and training programs, geared towards increasing such staff's efficiency and proficiency. Even though some high-cost programs were discontinued, the training activities contemplated in the "Generacion Galicia" program aimed at branch employees were strengthened.

Due to the above-mentioned circumstances, during the fiscal year under consideration the variable compensation plans included in the Results Association Program (Programa de Asociacion a Resultados - PAR) were suspended, as well as the incorporation of new beneficiaries to the Pre-Retirement Program previously in force.

Grupo Galicia will continue its current policy of monitoring both wage levels and labor conditions in the financial industry in order to be competitive. In addition, Grupo Galicia implements training programs for its employees at all levels. Grupo Galicia does not maintain any pension, profit sharing or retirement programs for its employees.

Fundacion Banco de Galicia y Buenos Aires (hereinafter, the "Fundacion") is an Argentine non-profit organization which provides various services to Banco Galicia employees. The various activities of the Fundacion include managing the medical services obtained by Banco Galicia employees and their families, purchasing school material for the children of Banco Galicia employees and making donations to hospitals and other charitable causes, including cultural events. The Fundacion is managed by a management committee, a majority of the members of which are members of the Board of Directors of Banco Galicia.

SHARE OWNERSHIP

For information on the share ownership of our directors and executive officers as of December 31, 2001, see "Item 7. Major Shareholders and Related Party Transactions."

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

Our controlling shareholders are members of the Escasany, Ayerza and Braun families and the Fundacion. The controlling shareholders, directly or indirectly, currently own 100% of Grupo Galicia's Class A shares, through EBA Holding as described below, and 30.3% of Grupo Galicia's Class B shares, as more fully set forth in the tables below.

Based on information that is publicly available to us, the table below sets forth, as of December 31, 2002, the number of Grupo Galicia's Class B shares held by holders of more than 5% of the Class B shares and the percentage of Class B shares held by such holder, and the percentage of votes that such Class B shares represent as a percentage of the total capital stock of Grupo Galicia.

                 NAME                              CLASS B SHARES               % OF CLASS B       % OF TOTAL VOTES
                                                                                   SHARES
Members of the Families(1)                   245,449,670 Class B shares             30.3                   11.7
The Bank of New York(2)                      303,665,440 Class B shares             37.4                   13.7
Banco Santander Central Hispano(3)           82,741,540 Class B shares              10.2                    3.7
All directors and executive officers as      41,387,806 Class B shares               5.1                    1.9
a group (5 persons)(4)

(1) No single individual who is a member of the Families owns more than 2.0% of our total capital stock. The table below sets forth holders who own more than 5% of Grupo Galicia's total capital stock, that is, the Class A shares and the Class B shares. The name, address and country of citizenship of each member of the Families that owns more than 5% of Grupo Galicia shares is listed in the table below.

(2) Pursuant to the requirements of Argentine law, all Class B shares represented by American Depositary Shares are owned of record by The Bank of New York, as Depositary. The address for the Bank of New York is 101 Barclay Street, 22W, New York 10286, and the country of organization is the United States.

(3) Information is based on a Schedule 13 G filed by Banco Santander Central Hispano date February 16, 2001 (Latest available at Edgar's web page as of April 30, 2003) However, we have confirmed the mentioned amount with our files based on information provided by third party companies. The address for Banco Central Hispano is Plaza de Canalejas 28014, Madrid, Spain, and the country of organization is the Kingdom of Spain.

(4)    Grupo Galicia and Banco Galicia directors and executive officers.

Based on information that is publicly available, the table below sets forth, as of December 31, 2002, the number of our total capital stock, that is the Class A shares and Class B shares, held by holders of more than 5% of our total capital stock, their percentage ownership of our total capital stock and the percentage of votes of our total capital stock.

                NAME                                   TOTAL SHARES                 % OF TOTAL      % OF TOTAL VOTES
                                                                                      CAPITAL
MEMBERS OF THE FAMILIES:
     EBA Holding S.A.                           281,221,650 Class A shares            25.7%              63.4%
     Eduardo Jose Escasany                      20,947,950 Class B shares              1.9(2)             0.9(3)
     Maria Ofelia Escasany                      14,558,847 Class B shares              1.3(2)             0.7(3)
     Maria Teresa Ayerza                             0 Class B shares                    0(2)               0(3)
     Adela M. Ayerza de Gutierrez                    0 Class B shares                    0(2)               0(3)
     Abel Ayerza                                     0 Class B shares                    0(2)               0(3)
OTHERS:
     The Bank of New York(1)                    303,665,440 Class B shares            27.8               13.7
     Banco Santander Central Hispano            82,741,540 Class B shares              7.6                3.7

(1) Pursuant to the requirements of Argentine law, all Class B shares represented by ADSs are owned of record by the Bank of New York, as Depositary.

(2) Represents such holder's percentage ownership in the Class B shares. Such holder's ownership interest in Grupo Galicia represented directly by its Class B shares, together with its indirect ownership interest in the Class A shares, is as follows: Eduardo Jose Escasany 5.9%, Maria Ofelia Escasany 4.1%, Maria Teresa Ayerza 2.1%, Adela Maria Ayerza de Gutierrez 2.1%, Abel Ayerza 2.1%, and the Fundacion 2.0%.

(3) Represents such holder's voting percentage held directly through its Class B shares. Such holder's voting interest in Grupo Galicia represented directly by its Class B shares, together with its indirect ownership interest in the Class A shares, is as follows: Eduardo Jose Escasany 10.6%, Maria Ofelia Escasany 7.4%, Maria Teresa Ayerza 5.2%, Adela Maria Ayerza de Gutierrez 5.2%, Abel Ayerza 5.2%, and the Fundacion 5.0%.

Members of the three families have historically owned the majority of the issued share capital of Banco Galicia since 1959. Members of the Escasany family have been on the Board of Directors of Banco Galicia since 1923. The Ayerza and Braun families have been represented on the Board of Directors of Banco Galicia since 1943 and 1947, respectively. Currently, one member of each family is on our Board of Directors.

On September 13, 1999, the controlling shareholders of Banco Galicia formed EBA Holding S.A., an Argentine corporation, which is 100% owned by our controlling shareholders. EBA Holding holds 100% of our Class A shares. EBA Holding's capital structure consists of Class A shares, each of which is entitled to 5 votes, and Class B shares, each of which is entitled to 1 vote. Currently, EBA Holding only has Class A shares outstanding. EBA Holding's by-laws currently provide for certain restrictions on the sale or transfer of its Class A shares. While the Class A shares of EBA Holding may be transferred to any other Class A shareholder of EBA Holding, any transfer of such Class A shares to third parties would automatically result in the conversion of the sold shares into Class B shares, having one vote per share, of EBA Holding. In addition, EBA Holding's by-laws contain rights of first refusal, buy-sell provisions and tag-along rights.

A public shareholder of Banco Galicia, who indirectly owns in excess of 5% of the outstanding capital stock of Banco Galicia, has granted a right of first refusal for the purchase of all or part of its shares to certain of our controlling shareholders in the event such public shareholder decides to sell all or part of its Banco Galicia shares.

As of December 31, 2002, Grupo Galicia had 811,185,367 Class B shares outstanding, of which 309,806,200 Class B shares were evidenced by 30,980,620 ADSs. As of December 31, 2002, Grupo Galicia had 32 identified United States record shareholders, of which 11 held Grupo Galicia's Class B shares and 21 held Grupo Galicia's ADSs. Such United States holders, in the aggregate, held roughly 135 million Class B shares of Grupo Galicia, directly or through ADSs, approximately 12.39% of the total outstanding capital stock of Grupo Galicia.

During the negotiations of the Plan, the controlling shareholders of Grupo Galicia entered into an agreement with the Argentine Central Bank pursuant to which the Argentine Central Bank is entitled to cause the sale of certain of the shares of such controlling shareholders in the parent company.

RELATED PARTY TRANSACTIONS

Grupo Galicia is not party to any transaction with, and has not made any loan to, any of its directors, key management personnel or other related persons, nor are there any proposed transactions with such persons.

Effective August 11, 2000, Grupo Galicia signed an agreement with Banco Galicia, whereby, retroactive to July 1, 2000, it was granted the right to include the word "Galicia" in its corporate name for an annual fee. Under the same agreement, conditions were set forth under which companies that are direct or indirect subsidiaries of Grupo Galicia, or in which it holds a stake, may be authorized to use the identification or trademarks registered by Banco Galicia.

As of December 31, 2002, an aggregate of Ps.137.1 million in financial assistance granted by the Bank (defined as equity participations and credit, including guarantees granted) was outstanding to directors of Grupo Galicia and Banco Galicia, officers of Grupo Galicia and Banco Galicia, the controlling shareholders and their affiliated entities. The total amount of such financial assistance was distributed among 133 individuals and 40 companies, with the average financial assistance amount being Ps.0.9 million. The largest financial assistance outstanding as of December 31, 2002 was for Ps.28.9 million and corresponded to Inversora en Servicios S.A., a holding company that holds interests in electric power generation and distribution holding companies in which the Bank holds a minority interest. All of such financial assistance contained terms that are as favorable to Banco Galicia as those granted to unaffiliated persons.

The directors of Banco Galicia have been involved in certain credit transactions with Banco Galicia as permitted by Argentine law. The Argentine Commercial Companies Law and the Argentine Central Bank's regulations allow directors of a limited liability company to enter into a transaction with such company if such transaction follows prevailing market conditions. Additionally, the granting of credit to persons or entities affiliated with Banco Galicia is subject to the regulations of the Argentine Central Bank. Such regulations set limits on the amount of credit that could be extended to affiliates based on, among other things, a percentage of the Bank's Adjusted Shareholders' Equity. See "Item 4. Information on the Company--Argentine Banking Regulation--Lending Limits."

Banco Galicia is required by the Argentine Central Bank to present to its Board of Directors, once a month, a list of the outstanding amount of credit advanced to directors, which is transcribed in the minute books of the Board of Directors. The Argentine Central Bank's rules establish that loans to directors, controlling shareholders, officers and other related entities must be granted on an equal basis with respect to rates, tenor and guarantees as loans granted to the general public. This practice was suspended in 2002, given that as a result of the financial assistance that the Bank had received from the Argentine Central Bank, in fiscal year 2002, it was prohibited from paying any cash dividends or making any distribution on or in respect of its capital stock, transfer profits abroad, paying fees or any bonuses or variable compensations tied to the Bank's results, or granting financial assistance to related parties, for as long as such assistance is outstanding.

ITEM 8. FINANCIAL INFORMATION

We have elected to provide the financial information set forth in Item 18 hereof.

LEGAL PROCEEDINGS

GRUPO GALICIA

Theseus S.A. y Lagarcue S.A., two companies controlled by a minority shareholder of Banco Galicia, have initiated legal proceedings against Banco Galicia and Grupo Galicia for the purpose of declaring the previously completed share exchange between Banco Galicia shareholders and the shareholders of Grupo Galicia null and void. Such proceeding was commenced on March 11, 2003. Pursuant to Argentine law, in order for such action to prevail, amongst other things, the plaintiff must prevail in declaring null and void the transaction effected by each shareholder that exchanged its shares in the exchange offer (approximately 3,172 holders), an outcome that management deems very unlikely. The claim does not request any monetary damages, although management does not deem the likelihood of a material monetary claim to be significant.

BANCO GALICIA

Banco Galicia has reserved for claims filed against it. In note 12 to our audited consolidated financial statements, the captions "Litigation" and "For severance payments" identify respectively, mostly Banco Galicia's reserves to cover (1) different types of claims filed against Banco Galicia by customers (e.g. claims for thefts from safe deposit boxes, the cashing of checks that had been fraudulently altered, discrepancies related to the deposit and payment services the Bank renders to its customers, etc.) and (2) estimated amounts payable under labor related lawsuits filed against Banco Galicia by former employees.

Additionally, the Bank is subject to court orders mandating the reimbursement of deposits in connection with the establishment of the so called "corralito" in December of 2001 and the compulsory conversion into pesos and rescheduling of bank deposits implemented by the Argentine government at the beginning of 2002. The amount that the Bank has had to pay to comply with these court orders has been significant, as disclosed in the Group's December 31, 2002 financial statements and in other sections of this annual report. See "Item 3. Key Information--Risk Factors--An increasing number of judgments against financial institutions, in connection with the "corralon", and the recent decision of the government to lift the "corralon" may result in further deterioration of the deposit base."

There are no other claims known to the Bank that could have a material adverse effect on the Bank or its operations.

As a consequence of the "asymmetric pesification," various customers of Banco Galicia have instituted legal proceedings against various officers and managers of Banco Galicia, demanding the repayment in full of their dollar deposits and claiming malfeasance and misfeasance on the part of such officers and managers in their compliance with the various laws and regulations mandating the "asymmetric pesification." Although certain of these cases are pending, no adverse judgments have been obtained as of the date of this annual report and management does not consider such claims or the potential outcome thereof to be material.

DIVIDEND POLICY AND DIVIDENDS

GRUPO GALICIA

Dividend Policy. We may only declare and pay dividends out of our retained earnings representing the profit realized on our operations and investments. The Argentine Commercial Companies Law and our by-laws state that no profits may be distributed until prior losses are covered. Dividends paid on our Class A shares and Class B shares will equal one another on a per share basis.

As required by the Argentine Commercial Companies Law, 5% of our net income is allocated to a legal reserve until the reserve equals 20% of our outstanding capital. The payment of cash dividends will not be affected by the legal reserve as long as such reserve is covered by our subsidiaries' retained earnings. Dividends may not be paid if the legal reserve has been impaired until it reaches the required level. The legal reserve is not available for distribution to shareholders.

As a holding company, dividends or other inter-company transfers of funds from our subsidiaries are our primary source of funds to pay dividends. As a holding company, our principal source of cash from which to pay dividends on our Class A shares and Class B shares is dividends or other intercompany transfers from our subsidiaries, primarily Banco Galicia. Due to the Argentine crisis described in this annual report and the impact on our subsidiaries, our ability to distribute cash dividends to our shareholders has been materially and adversely affected.

Our ability to pay dividends to our shareholders in the future will principally depend on (1) our net income (on a consolidated basis), (2) availability of cash and (3) applicable legal requirements. Holders of our ADSs will be entitled to receive any dividends payable in respect of our underlying Class B shares. We will pay cash dividends to the depositary in pesos, although we reserve the right to pay cash dividends in any other currency, including dollars. The deposit agreement provides that the depositary will convert cash dividends received by the depositary in pesos to dollars and, after deduction or upon payment of fees and expenses of the depositary, will make payment to holders of our ADSs in dollars.

In light of the restrictions on Banco Galicia's ability to make distributions and the Argentine situation, Grupo Galicia's current policy is to retain its earnings to pay for its operating expenses and to support the growth of the Group's business. Accordingly, the Board of Directors of Grupo Galicia does not plan to pay dividends in the foreseeable future.

Dividends. We did not pay any dividends in fiscal year 2002 since Banco Galicia did not post any income that could be distributed and since it is prohibited from paying any cash dividends or making any capital contributions to its affiliates or subsidiaries for so long as the Argentine Central Bank's financial assistance is outstanding. Furthermore, Argentine Central Bank Communique "A" 3785 further restricted the distribution of cash dividends by establishing that the Bank should adjust its earnings to be distributed as cash dividends with the difference between the market value and the carrying value of the compensatory and hedge bonds after netting the legal reserve and other reserves established by the Bank's by-laws.

In addition, cash and deposits we maintained on deposit at Galicia Uruguay that may have otherwise been available for distribution or to pay our operating expenses, was restructured and converted into (i) subordinated negotiable obligations for US$43 million, (ii) negotiable obligations for US$2.5 million and (iii) a savings account available on demand for US$1.4 million.

Losses before taxes per share and per American depositary share was Ps. 2.5190 and Ps. 25.1904, respectively, for the year ending December 31, 2002. Net losses per share and per American depositary share reached Ps. 1.3354 and Ps. 13.3539. As a result of the asymmetric pesification the Group recognized a benefit of Ps. 1.,358,193 in the results of the year. Such benefit decreased the Group's net losses per share and per American Depositary Shares to Ps.1.3354 and Ps.13.3539. Each American depositary share represents 10 common shares.

Grupo Galicia did not pay dividends for the fiscal year ended in December 2001. The last cash dividend Grupo Galicia has received from Banco Galicia was in October 2001 for Ps. 116.4 million.

The following table is based on the annual dividends paid on each Banco Galicia share (and per American depositary share of Banco Galicia), the income before taxes per Banco Galicia share (and per American depositary share of Banco Galicia) and the net income per Banco Galicia share (and per American depositary share of Banco Galicia) for the years ended June 30, 2000, 1999 and 1998. In order for this historical Banco Galicia information to be comparable with dividend information for Grupo Galicia, we have restated all Banco Galicia share and per share amounts to reflect the effect of the exchange offer by Grupo Galicia for all of the shares of Banco Galicia. The restatement is based upon the amount of Grupo Galicia common shares of 1,171,704,540 and 117,170,454 of American depositary shares (each American depositary share represents 10 common shares) assuming 100% of Banco Galicia shares were tendered in the exchange offer.

                                         BANCO GALICIA, YEAR ENDED JUNE 30,                GRUPO GALICIA
                                         ------------------------------------  --------------------------------------
                                                                               SIX MONTHS    YEAR ENDED   YEAR ENDED
                                                                                  ENDED      DECEMBER 31  DECEMBER 31
                                                                               DECEMBER 31   -----------  -----------
                                           1998         1999          2000         2000          2001         2002
                                         ---------    ---------     ---------  -----------   -----------    ---------
Dividends per Share .............        Ps 0.0404    Ps 0.0649     Ps 0.1817    Ps 0.0648       -.-           -.-
Dividends per ADS (1)............           0.4041       0.6488        1.8174       0.6477       -.-           -.-
Income before Taxes
     Basic Earnings per Share ...           0.2501       0.4159        0.4299       0.2844       0.3845       -2.5190
     Basic Earnings per ADS (1)..           2.5012       4.1591        4.2989       2.8452       3.8452      -25.1904
     Diluted Earnings per Share..           0.2501       0.4159        0.4299       0.2844       0.3845       -2.5190
     Diluted Earnings per ADS (1)           2.5012       4.1591        4.2989       2.8452       3.8452      -25.1904
Net Income
     Basic Earnings per Share....           0.2130       0.2807        0.2914       0.1798       0.2403       -1.3354
     Basic Earnings per ADS (1)..           2.1298       2.8070        2.9140       1.7978       2.4029      -13.3539
     Diluted Earnings per Share..           0.2130       0.2807        0.2914       0.1798       0.2403       -1.3354
     Diluted Earnings per ADS (1)           2.1298       2.8070        2.9140       1.7978       2.4029      -13.3539

(1) The amounts do not reflect charges under the deposit agreement for Banco Galicia's ADRs.

BANCO GALICIA

Under the Argentine Financial Entities Law and Argentine Central Bank regulations, financial institutions, such as Banco Galicia, are not permitted to declare and pay dividends more than once a year and are required to allocate 20% of their annual net income to a legal reserve. Banco Galicia historically has paid cash dividends on an annual basis in October after approval by the shareholders at the annual ordinary shareholders' meeting generally held in September.

Banco Galicia is prohibited from paying any cash dividends or making any capital contributions to its affiliates for so long as the Argentine Central Bank's financial assistance is outstanding. Banco Galicia did not pay dividends in its fiscal year ended December 31, 2001 or December 31, 2002. Furthermore, Argentine Central Bank Communique "A" 3785 further restricted the distribution of cash dividends by establishing that the Bank should adjust its earnings to be distributed as cash dividends with the difference between the market value and the carrying value of the compensatory and hedge bonds after netting the legal reserve and other reserves established by the Bank's by-laws.

SIGNIFICANT CHANGES

No significant changes have occurred since the date of the annual financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

SHARES AND ADSs

Our Class B shares are listed on the Buenos Aires Stock Exchange and the Cordoba Stock Exchange under the symbol "GGAL." Our ADSs, each representing ten Class B shares, are listed on the Nasdaq SmallCap Market, under the symbol "GGAL." Our ADSs have been listed on NASDAQ since July 24, 2000.

On July 1, 2002, we received a letter from NASDAQ stating that the price for our ADSs had closed below the minimum US$1 per share required for continued inclusion under Marketplace Rule 4450(a)(5) for a specific period of time. In addition, on July 11, 2003, we received a delisting letter from NASDAQ stating that due to our failure of filing an audit opinion and US GAAP reconciliation in our annual report on Form 20-F for the fiscal year ended December 31, 2001 within the prescribed time period. We requested a hearing with the Nasdaq Listing Qualification Panel requesting an extension to file the necessary financial information. During the pendency of a decision from the panel, our symbol was changed to "GGAE".

On August 22, 2002, we requested that our ADRs be transferred to the NASDAQ SmallCap Market, which operates according to the same regulations and uses the same electronic market-makers' system as to NASDAQ National Market but does not require a minimum bid of US$1 for ADRs.

On September 9, 2002, the panel granted our request for an extension, and on December 10, 2002, after we had filed a revised annual report on Form 20-F, we decided to keep our listing on the NASDAQ SmallCap Market under the "GGAL"symbol.

The following tables present for the periods indicated the high, low and period-end sales prices and the average trading volume of the Grupo Galicia Class B shares on the Buenos Aires Stock Exchange as reported by the Buenos Aires Stock Exchange and the high, low and period-end sales price and the average trading volume of the Grupo Galicia ADSs on the Nasdaq as reported by the Nasdaq National Market and the Nasdaq Small Cap market. There has been no trading of the Class B shares on the Cordoba Stock Exchange.

                      BUENOS AIRES STOCK EXCHANGE (IN PS.)

                                                                                 AVERAGE DAILY TRADING
                                                                                VOLUME (IN THOUSANDS OF
CALENDAR YEAR                                  HIGH        LOW                      CLASS B SHARES)
-------------                                  ----        ---                      --------------
2002  ..............................          Ps.0.74    Ps.0.12                       3,040.76

RECENT QUARTERS

2002:

      Third Quarter ......................    Ps.0.30    Ps.0.20                       2,349.95
      Fourth Quarter .....................       0.71       0.30                       5,156.68

MOST RECENT SIX MONTHS

January 2003..............................    Ps.0.84    Ps.0.69                       3,595.98
February 2003.............................       0.82       0.73                       2,612.80
March 2003................................       0.82       0.70                       2,708.55
April 2003................................       0.98       0.76                       3,308.78
May 2003..................................       0.92       0.79                       3,323.53
June 2003.................................       1.36       0.96                       6,061.80

            NASDAQ NATIONAL MARKET/ NASDAQ SMALL CAP MARKET (IN US$)

                                                                                  AVERAGE DAILY TRADING
                                                                                 VOLUME (IN THOUSANDS OF
CALENDAR YEAR                                  HIGH        LOW                            ADRS)
-------------                                  ----        ---                            ----
2002......................................    US$3.45    US$0.22                         235.02

RECENT QUARTERS

2002
      Third Quarter.......................    US$0.76    US$0.26                         167.45
      Fourth Quarter......................       2.07       0.70                         161.35

MOST RECENT SIX MONTHS

January 2003..............................    US$2.53    US$2.05                         722.16
February 2003.............................       2.76       2.20                         103.99
March 2003................................       2.90       2.25                         143.40
April 2003................................       3.55       2.51                         271.93
May 2003..................................       3.18       2.74                         230.22
June 2003.................................       4.90       3.35                         504.99

The following tables present for the periods indicated the high, low and period-end sales prices and the average trading volume of the Banco Galicia Class B shares on the Buenos Aires Stock Exchange as reported by the Buenos Aires Stock Exchange and the high, low and period-end sales price and the average trading volume of the Banco Galicia ADSs on the Nasdaq National Market as reported by the Nasdaq National Market. Banco Galicia's ADSs (trading symbol BGALY) were delisted from the Nasdaq National Market on July 31, 2000. Banco Galicia Class B shares continue to be listed on the Buenos Aires Stock Exchange.

                      BUENOS AIRES STOCK EXCHANGE (IN PS.)

                                                                                 AVERAGE DAILY TRADING
                                                                                VOLUME (IN THOUSANDS OF
CALENDAR YEAR                                  HIGH        LOW                       CLASS B SHARES
-------------                                  ----        ---                       --------------
1997................................          Ps.5.55    Ps.3.07                         243.68
1998................................             4.88       1.71                         296.70
1999................................             5.36       2.29                         573.38
2000................................             5.57       2.15                         322.61
2001................................             3.11       1.43                          35.34
2002................................             1.60       0.45                           8.18

TWO MOST RECENT FISCAL YEARS

2001
      First Quarter.......................    Ps.3.10    Ps.2.20                          79.65
      Second Quarter......................       3.11       2.49                          36.36
      Third Quarter.......................       2.74       1.67                          18.71
      Fourth Quarter......................       1.72       1.43                           7.77
2002
      First Quarter.......................    Ps.1.60    Ps.0.88                          10.99
      Second Quarter......................       0.90       0.45                           6.05
      Third Quarter.......................       0.45       0.45                          15.38
      Fourth Quarter......................       1.60       0.45                           7.05

MOST RECENT SIX MONTHS

January 2003..............................    Ps.1.90    Ps.1.60                           2.97
February 2003.............................       1.90       1.85                           3.03
March 2003................................       1.90       1.80                           7.08
April 2003................................       2.30       1.90                           2.04
May 2003..................................       2.30       2.09                           1.68
June 2003.................................       2.75       2.10                           4.77

                         NASDAQ NATIONAL MARKET (IN US$)

                                                                                 AVERAGE DAILY TRADING
                                                                                VOLUME (IN THOUSANDS OF
CALENDAR YEAR                                  HIGH        LOW                       CLASS B SHARES
-------------                                  ----        ---                       --------------
1996................................         US$16.45   US$11.35                        1,857.25
1997................................            22.96      12.50                        2,657.28
1998................................            20.14       7.14                        3,024.23
1999................................            21.90       9.19                        2,706.15
2000................................            22.44      12.75                        1,889.97

ARGENTINE SECURITIES MARKET

The principal and oldest exchange for the Argentine securities market is the Buenos Aires Stock Exchange. Securities listed on the Buenos Aires Stock Exchange include corporate equities and bonds and government securities. Bonds listed on the Buenos Aires Stock Exchange may also be listed on the Mercado Abierto Electronico S.A. (Electronic Open Market) or the Argentine OTC Market. As a result of an agreement between the Buenos Aires Stock Market and the Argentine OTC Market, equity securities are traded exclusively on the Buenos Aires Stock Exchange and debt securities (both public and private) are traded on both the Argentine OTC Market and the Buenos Aires Stock Exchange.

The Buenos Aires Stock Market, which is affiliated with the Buenos Aires Stock Exchange, is the largest stock market in Argentina. The Buenos Aires Stock Market is a corporation whose 147 shareholder members are the only individuals and entities authorized to trade, either as principal or as agent, in the securities listed on the Buenos Aires Stock Exchange, or the BASE. Trading on the BASE is conducted by continuous open outcry, or the traditional auction system, from 11:00 p.m. to 6:00 p.m. each business day of the year. Trading on the BASE is also conducted through SINAC. SINAC is a computer trading system that operates debt securities and equity securities from 10:00 a.m. to 6:00 p.m. SINAC is accessed by brokers directly from workstations located at their offices. Currently, all transactions relating to listed negotiable obligations and listed government securities can be effected on SINAC. In addition, a substantial over-the-counter market exists for private trading in listed debt securities and, prior to the agreement, equity securities. Such trades are reported on the Argentine OTC Market, an electronic OTC reporting system.

Although companies may list all of their capital stock on the Buenos Aires Stock Exchange, in most cases a controlling block is retained by the controlling shareholders resulting in only a relatively small percentage of most companies' stock being available for active trading by the public on the Buenos Aires Stock Exchange. Even though individuals have historically constituted the largest group of investors in Argentina's equity markets, in recent years banks and insurance companies have shown an interest in these markets, while Argentine mutual funds, "fondos comunes de inversion", hereinafter referred to as "mutual funds", had beneficial ownership of equity securities representing, at December 31, 2002, approximately 0.1% of the market capitalization. In addition, Argentine pension funds (referred to herein as AFJPs) (first permitted to be established in August 1994), represent an increasing percentage of the Buenos Aires Stock Exchange trading activity. At December 31, 2002, AFJPs had an average participation of approximately 7.2% of the total volume traded. As of December 31, 2002, although 114 companies had equity securities listed on the Buenos Aires Stock Exchange, approximately 71.5% of the total trading value of the Buenos Aires Stock Exchange was represented by the securities of the six most traded domestic companies. The top 10 companies in terms of trading value during 2002 represented approximately 82% of the total trading in that market for such period.

The Cordoba Stock Exchange is another important stock market in Argentina. Securities listed on the Cordoba Stock Exchange include both corporate equities and bonds and government securities. Through an agreement with BASE, all of the securities listed on the BASE are authorized to be listed and subsequently traded on the Cordoba Stock Exchange. Thus, many transactions that originate on the Cordoba Stock Exchange relate to companies listed on the BASE and such trades are subsequently settled in Buenos Aires.

MARKET REGULATIONS

The National Securities Commission (Comision Nacional de Valores, the "CNV") oversees the regulation of the Argentine securities markets and is responsible for authorizing public offerings of securities and supervising intermediaries, public companies and mutual funds. AFJPs and insurance companies are regulated by separate government agencies while financial institutions are regulated mainly by the Argentine Central Bank. The Argentine securities markets are governed generally by Law No. 17,811, as amended, which created the CNV and regulates stock exchanges, market operations and public offering of securities.

In compliance with the provisions of Law No. 20,643 and the Decrees 659/74 and 2220/80, most debt and equity securities traded on the exchanges and the Argentine OTC Market must, unless otherwise instructed by the shareholders, be deposited by the shareholders through over-the-counter dealers and agents in Caja de Valores S.A., which is a corporation owned by the Buenos Aires Stock Exchange, the Buenos Aires Stock Market and certain provincial exchanges. Caja de Valores provides central depository facilities for securities and acts as a transfer and paying agent in connection therewith. It also handles settlement of securities transactions carried out by the Buenos Aires Stock Exchange and operates the computerized exchange information system.

There is a relatively low level of regulation of the market for Argentine securities and investors' activities in such market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the CNV has taken steps to strengthen disclosure and regulatory standards for the Argentine securities market, including the issuance of regulations prohibiting insider trading and requiring insiders to report on their ownership of securities, with associated penalties for non-compliance.

In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the CNV regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by CNV may be listed on the Buenos Aires Stock Exchange or on the Cordoba Stock Exchange. This approval does not imply any kind of certification of assurance related to the merits of the quality of the securities, or the solvency of the issuer. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the CNV and the Buenos Aires Stock Exchange and the Cordoba Stock Exchange.

ITEM 10. ADDITIONAL INFORMATION

DESCRIPTION OF OUR BY-LAWS

GENERAL

Set forth below is a brief description of certain provisions of Grupo Galicia's by-laws and Argentine law and regulations with regard to Grupo Galicia's capital stock. Your rights as a holder of our capital stock are subject to Argentine corporate law, which may differ from the corporate laws of other jurisdictions. This description is not purported to be complete and is qualified in its entirety by reference to Grupo Galicia's by-laws, Argentine law and the rules of the Buenos Aires Stock Exchange, the Cordoba Stock Exchange as well as the National Securities Commission (Comision Nacional de Valores, the "CNV"). A copy of Grupo Galicia's by-laws has been filed with and can be examined at the CNV in Buenos Aires and the SEC in Washington, D.C.

Grupo Galicia was incorporated on September 14, 1999 as a stock corporation, sociedad anonima, under the laws of Argentina and registered on September 30, 1999 with the Argentine Superintendency of Companies, or Inspeccion General de Justicia, under corporate registration. number 14,519 of Book 7, Volume of Stock Corporations. Our domicile is in Buenos Aires, Argentina. Under our by-laws, the duration of Grupo Galicia is until June 30, 2100. The duration can be extended by resolution taken at a general extraordinary shareholders' meeting.

During the last shareholders meeting held on April 23, 2003, the company decided not to adhere to the "Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering" in compliance to Decree 677/01, which states a regulation obligating to make a pronouncement regarding whether or not the company adopts the above mentioned regime.

OUTSTANDING CAPITAL STOCK

The total subscribed and paid in share capital of Grupo Galicia as of December 31, 2002 amounted to Ps.1,092,407,017. The outstanding capital stock of Grupo Galicia consists of Class A ordinary shares and Class B ordinary shares, each with a par value of Ps.1.00. The following table presents the number of our shares outstanding as of December 31, 2002, and voting interest that the shares represent.

                                              AS OF DECEMBER 31, 2002
                                NUMBER                % OF
SHARES                         OF SHARES          CAPITAL STOCK          % OF VOTING RIGHTS
------                         ---------      -----------------------    ------------------
Class A Ordinary Shares        281,221,650             25.74%                  63.42%
Class B Ordinary Shares        811,185,367             74.26%                  36.58%
                             -------------            ------                  ------
Total                        1,092,407,017            100.00%                 100.00%
                             =============            ======                  ======

No further Class A shares are allowed to be issued.

REGISTRATION AND TRANSFER

The Class B shares are book-entry common shares held through Caja de Valores S.A. Caja de Valores maintains a stock registry for Grupo Galicia and only those persons listed in such registry will be recognized as shareholders of

Grupo Galicia. Caja de Valores periodically delivers to Grupo Galicia shareholders a statement of the status of their share accounts.

The Class B shares are transferable on the books of Caja de Valores. Caja de Valores records all transfers in Grupo Galicia's registry. Within 10 days of such transfer, Caja de Valores is required to confirm the registration of transfer with the transferor.

VOTING RIGHTS

Each Class A share is entitled to 5 votes and each Class B share is entitled to 1 vote at shareholders' meetings. However, Class A shares are entitled to only 1 vote in certain matters, such as,

- a merger or spin-off in which Grupo Galicia is not the surviving corporation, unless the acquirer's shares are authorized to be publicly offered or listed on any stock exchange;

-        a transformation in Grupo Galicia's legal corporate form;

-        a fundamental change in Grupo Galicia's corporate purpose;

-        a change of Grupo Galicia's domicile to be outside Argentina;

- a voluntary termination of Grupo Galicia's public offering or listing authorization;

- a continuation of Grupo Galicia following a delisting or a mandatory cancellation of its public offering or listing authorization;

- a total or partial recapitalization of the statutory capital of Grupo Galicia following a loss; or

-        the appointment of syndics.

All distinctions between our Class A shares and our Class B shares will be eliminated upon the occurrence of any of the following change of control events:

-        EBA Holding sells 100% of its Grupo Galicia Class A shares,

- EBA Holding sells a portion of its Grupo Galicia Class A shares to a third person who, when aggregating all Grupo Galicia Class A shares with Grupo Galicia Class B shares owned by such person, if any, obtains 50% plus one vote of our total votes, or

- the current shareholders of EBA Holding sell shares of EBA Holding that will allow the buyer to exercise more than 50% of the voting power of EBA Holding at any general shareholders meeting thereof, except for transfers to other current shareholders of EBA Holding or to their heirs or their legal successors or to entities owned by any of them.

On June 5, 2000, our Board of Directors passed a resolution to clarify that any transfer by EBA Holding, including by way of a sale, exchange, gift, assignment of voting rights, spin-off or merger of EBA Holding, which results in a transfer of Grupo Galicia to any entity or individual, would trigger a change of control event. In addition, the Board of Directors clarified that if EBA Holding were to transfer a portion of its Grupo Galicia Class A shares with 5 votes to a transferee, all distinctions between our Class A shares and our Class B shares will be eliminated if, when aggregating the 5 votes to the votes of the other shares that such transferee may have or acquire in the future, such transferee acquires more than 50% of all of the outstanding votes of Grupo Galicia.

Our Board of Directors also clarified that when two or more persons act or agree to act in concert or through entities which are under common control with such persons, such persons would be treated as one person.

In addition, on July 2001, the limitation on selling Class B shares belonging to the control group was canceled.

LIMITED LIABILITY OF SHAREHOLDERS

Shareholders are not liable for the company's obligations. Shareholders' liability is limited to the payment of the shares they subscribe. However, shareholders who have a conflict of interest with the company and do not abstain from voting may be held liable for damages to the company. Also, shareholders who willfully or with negligence voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or the company's by-laws, may be held liable for damages to the company or to other third parties, including other shareholders resulting from such resolutions.

DIRECTORS

Our by-laws provide that the Board of Directors shall be composed by at least three and at most nine members, as decided at a general ordinary shareholders' meeting. To be appointed to our Board of Directors, such person must have been presented as a candidate by shareholders who represent at least 10% of the voting rights of Grupo Galicia, at least three business days before the date the general ordinary shareholders' meeting is to be held.

Directors, as well as alternate directors, remain in office for three years. Both can be reelected and one third of the members of Board of Directors (or fraction not lower than three) will be renewed each fiscal year. These two points have been recently modified by the shareholders meeting held on April 23, 2003. Alternate directors replace directors until the following general ordinary shareholders' meeting is held, and, if it may be the case, during the length of their absence. Directors may also be replaced by alternate directors if a Director will be absent from a Board meeting. The Board of Directors is required to meet at least once every month and each time any one of the directors or the syndics should request.

Grupo Galicia's by-laws state that the Board of Directors may decide to appoint an executive committee and/or a delegate director.

APPOINTMENT OF DIRECTORS AND SYNDICS BY CUMULATIVE VOTING

The Argentine Companies Law provides for the use of cumulative voting to enable minority shareholders to appoint members of the Board of Directors and syndics. Upon the completion of certain requirements, shareholders are entitled to appoint up to one third of the vacancies to be filled on the Board of Directors by cumulative voting. Each shareholder voting cumulatively has the number of votes resulting from multiplying the number of votes to which such shareholder would normally be entitled by the number of vacancies to be filled. Such shareholder may apportion his votes or cast all such votes for one or a number of candidates not exceeding one third of the vacancies to be filled.

COMPENSATION OF DIRECTORS

The Argentine Commercial Companies Law and the CNV establish rules regarding the compensation of the Directors. The maximum amount of aggregate compensation that the members of the Board of Directors may receive, including salaries and other compensation for the performance of permanent technical and administrative services, may not exceed 25.0% of profits of each fiscal year. Said maximum amount shall be limited to 5.0% when no dividends are distributed to the shareholders and shall be increased proportionately to the dividend distribution until the 25.0% limit is reached when all profits are distributed.

The Argentine Commercial Companies Law provides that aggregate Director compensation may exceed the maximum percentage of adjusted net income in any one year when the Company's profits are non-existent or too small as to allow payment of a reasonable compensation to Board members which have been engaged in technical or administrative services to the Company, provided that such proposal is described in the notice of the agenda for the ordinary Shareholders' Meeting and is approved by a majority of Grupo Galicia's shareholders present at such Shareholders' Meeting.

Besides the legal regulations described above, the by-laws of Grupo Galicia dictate that the Board members are to be compensated according to the best practices and national and international market standards to compensate Directors with similar duties and responsibilities.

SYNDICS

Our by-laws, in accordance with Argentine law, provide for the maintenance of a Supervisory Committee whose members are three permanent Syndics and three alternate Syndics. Syndics are elected for a one-year term and may be reelected. Alternate Syndics replace permanent Syndics in case of absence. For the appointment of Syndics, each of our Class A shares and Class B shares has only one vote. Fees for Syndics are established by the shareholders at the annual ordinary shareholders' meeting. Their function is to oversee the management of the Company, to control the legality of the actions of the Board, to attend all Board of Directors' meetings, to attend the Shareholders' Meetings, to prepare reports for the shareholders on the financial statements with their opinion, and to provide information regarding the Company to shareholders that represent at least 2% of the capital stock. Syndics' liabilities are joint and several and unlimited for the nonfulfillment of their duties. They are also jointly and severally liable, together with the members of the Board of Directors, if the proper fulfillment of their duties as Syndics would have avoided the damage or the losses caused by the members of the Board.

SHAREHOLDERS' MEETINGS

Shareholders' meetings may be ordinary meetings or extraordinary meetings. An annual ordinary shareholders' meeting is required to be held in each fiscal year to consider the matters outlined in Article 234 of the Argentine Commercial Companies Law, including:

- approval of Grupo Galicia's financial statements and general performance of the management for the preceding fiscal year;

- appointment and remuneration of Directors and members of the Supervisory Committee;

-        allocation of profits; and

- any other matter the Board of Directors decides to submit to the shareholders' meeting concerning the company's business administration. Matters which may be discussed at these or other ordinary meetings include resolutions regarding the responsibility of Directors and members of the Supervisory Committee, as well as capital increases and the issuance of negotiable obligations.

Extraordinary shareholders' meetings may be called at any time to discuss matters beyond the competence of the ordinary meeting, including but not limited to amendments to the by-laws, matters related to the liquidation of the Company, limitation of the shareholders' preemptive rights to subscribe new shares, issuance of bonds and debentures, transformation of the corporate form, the merger into another company and spin-offs, early winding-up, change of the company's domicile to outside Argentina, total or partial repayment of capital for losses, a substantial change in the corporate purpose set forth in the by-laws.

Shareholders' meetings may be convened by the Board of Directors or by the Syndics. A shareholder or group of shareholders holding at least 5.0% in the aggregate of Grupo Galicia's capital stock may request the Board of Directors or the Syndics to convene a general shareholders' meeting to discuss the matters indicated by the shareholder.

Once a meeting has been convened with an agenda, the agenda limits the matters to be passed-on at such meeting and no other matters may be passed-on.

Additionally, the by-laws provide that any shareholder holding at least 5% in the aggregate of Grupo Galicia capital stock may present, in writing, to the Board of Directors, before February 28 of each year, proposals of items to be included in the agenda at the annual general ordinary shareholders' meeting. The Board of Directors is not bound to include such items in the agenda.

Class B shares represented by ADSs will be voted or caused to be voted by the Depositary in accordance with instructions of the holders of such ADSs.

Notice of each shareholders' meeting must be published in the Boletin Oficial (Official Gazette) of the Republic of Argentina in the city of Buenos Aires, and in a widely circulated newspaper in the country's territory, at least twenty days prior to the meeting but not more than forty-five days prior to the date on which the meeting is to be held. The Board of Directors will determine the appropriate publication of notices outside Argentina in accordance with the requirements of the jurisdictions and exchanges on which Grupo Galicia's shares are traded. In order to attend a meeting and to be listed on the meeting registry, shareholders must submit evidence of their book-entry share account held at Caja de Valores at least three business days prior to the scheduled meeting date without counting the meeting day.

The quorum for ordinary meetings consists of a majority of stock entitled to vote, and resolutions may be adopted by the affirmative vote of 50% plus one vote (an "absolute majority") of the votes present. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, shall constitute a quorum. Resolutions are to be adopted by an absolute majority of the votes present. The second meeting may be convened to be held one hour later on the same day as the first meeting had been called for, provided that it is an ordinary shareholders' meeting, or within thirty days of the date for which the first ordinary meeting was called.

The quorum for extraordinary shareholders' meetings consists of 60% of stock entitled to vote, and resolutions may be adopted by an absolute majority of the votes present. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, shall constitute quorum. Resolutions are to be adopted by an absolute majority of the votes present. The second meeting has to be convened to be held within thirty days of the date for which the first extraordinary meeting was called, and the notice must be published for three days, at least eight before the date of the second meeting. Some special matters require a favorable vote of the majority of all the stock holding voting rights, the Class A shares being granted the right to only 1 vote each. The special matters are described in "Description of our Capital Stock -- Voting Rights."

DIVIDENDS

Dividends may be lawfully paid and declared only out of out retained earnings representing the profit realized on our operations and investments reflected in our annual financial statements according to Argentine GAAP as approved at our annual general shareholders' meeting. No profits may be distributed until prior losses are covered. Dividends paid on our Class A shares and Class B shares will equal one another on a per share basis.

As required by the Argentine Commercial Companies Law, 5% of our net income is allocated to a legal reserve until the reserve equals 20% of our outstanding capital. The payment of cash dividends will not be affected by the legal reserve as long as such reserve is covered by our subsidiaries' retained earnings. Dividends may not be paid if the legal reserve has been impaired. The legal reserve is not available for distribution to shareholders.

Our Board of Directors submit to our shareholders for approval at a general ordinary shareholders' meeting our financial statements for the previous fiscal year, together with reports prepared by our Supervisory Committee. The shareholders, upon approving the financial statements, determine the allocation of Grupo Galicia's net income.

Each of our Class B shares are entitled to receive dividends that we may pay, corresponding to any earnings we may have during any fiscal year, beginning with our fiscal year ending December 31, 2000.

The Board of Directors is allowed by law and by the by-laws to decide to pay anticipated dividends on the basis of a balance sheet especially prepared for purposes of paying such dividends.

Under CNV regulations and the by-laws, cash dividends must be paid to shareholders within 30 days of the shareholders' meeting approving the dividend. Payment of dividends in shares requires authorization from the CNV, the Buenos Aires Stock Exchange and the Cordoba Stock Exchange, which authorizations must be requested within 10 business days after the shareholders' meeting approving the dividend. Grupo Galicia must make distribution of the shares available to shareholders not later than three months of receiving the authorization from the CNV.

Shareholders cannot claim the payment of dividends from Grupo Galicia after three years from the date on which the relevant dividends were made available to such shareholders.

CAPITAL INCREASES AND REDUCTIONS

Grupo Galicia may increase its capital upon resolution of the general ordinary shareholders' meeting. All capital increases must be reported to the CNV, published in the Boletin Oficial (Official Gazette) and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. Voluntary reduction of capital must be approved by an extraordinary shareholders' meeting after the corresponding authorization by the Buenos Aires Stock Exchange, the Cordoba Stock Exchange and the CNV and may take place only after notice thereof has been published and creditors are given an opportunity to obtain payment or guarantees for their claims or attachment. Reduction of capital is mandatory when losses have exceeded reserves and more than 50% of the stock capital of the company.

PREEMPTIVE RIGHTS

Under Argentine law it is mandatory that holders of ordinary shares of any given class have a preemptive right, proportional to the number of shares owned by each holder, to subscribe shares of capital stock of the same class owned by the shareholder, or of any other class if the new subscription offer does not include all the classes of shares. Only in the higher interest of the Company, in exceptional and restrictive cases, the shareholders at an extraordinary shareholders' meeting with a special majority may decide to suspend or limit the shareholders' preemptive rights. Shareholders may waive the preemptive right only case by case.

In the event of an increase in Grupo Galicia's capital, holders of Class A shares and Class B shares have a preemptive right to subscribe any issue of Class B shares in an amount sufficient to maintain the proportion of capital then held by them. Holders of Class A shares are entitled to subscribe for Class B shares because no further Class A shares carrying 5 votes each are allowed to be issued in the future since an Argentine company is prohibited from issuing stock with multiple voting rights after such company is authorized to make public offering of securities. Grupo Galicia's by-laws do not grant preemptive rights to preferred shares.

Pursuant to the Argentine Commercial Companies Law, if authorized by an extraordinary shareholders' meeting, companies authorized to make public offering of securities may, simultaneously with the approval of a securities offering, shorten the period during which such rights may be exercised to not less than ten days following the time in which notices to the shareholders of their opportunity to preempt the capital increase are published for three days in the Boletin Oficial of Argentina and a widely circulated newspaper in Argentina.

Preemptive rights are exercisable following the last publication of notice of shareholders' opportunity to exercise preemptive rights in the Official Gazette and an Argentine newspaper of wide circulation for a period of 30 days, provided that such period may be reduced to no less than 10 days if so approved by an extraordinary shareholders' meeting.

Shareholders who have exercised their preemptive rights and indicated their intention to exercise additional preemptive rights are entitled to additional preemptive rights ("accretion rights"), on a pro rata basis, with respect to any unsubscribed shares, in accordance with the terms of the Argentine Commercial Companies Law. Class B Shares not subscribed by the shareholders by virtue of their exercise of preemptive or accretion rights may be offered to third parties.

Holders of ADSs may be restricted in their ability to exercise preemptive rights if a registration, statement under the Securities Act relating thereto has not been filed or is not effective or an exemption is not available.

APPRAISAL RIGHTS

Whenever the shareholders of Grupo Galicia approve:

- a merger or spin-off in which Grupo Galicia is not the surviving corporation, unless the acquirer's shares are authorized to be publicly offered or listed on any stock exchange,

-        a transformation in Grupo Galicia's legal corporate form,

-        a fundamental change in Grupo Galicia's corporate purpose,

-        a change of Grupo Galicia's domicile to be outside Argentina,

- a voluntary termination of Grupo Galicia's public offering or listing authorization,

- a continuation of Grupo Galicia following a delisting or a mandatory cancellation of its public offering or listing authorization, or

- a total or partial recapitalization of the statutory capital of Grupo Galicia following a loss,

any shareholder that voted against such action or did not attend the relevant meeting may exercise the right to have its shares canceled in exchange for the book value of its shares, determined on the basis of Grupo Galicia's latest balance sheet prepared in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal to rights within the periods set forth below.

There is, however, doubt as to whether holders of ADSs, will be able to exercise appraisal rights with respect to Class B Shares represented by ADSs.

Appraisal rights must be exercised within 5 days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolutions, or within 15 days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that he was a shareholder on the date of such meeting. In the case of merger or spin-off involving an entity authorized to make a public offering of its shares, appraisal rights may not be exercised if the shares to be received as a result of such transaction are listed on. any stock exchange. Appraisal rights are extinguished if the resolution giving rise to such rights is overturned at another shareholders' meeting held within 75 days of the meeting at which the resolution was adopted.

Payment on the appraisal rights must be made within one year of the date of the shareholders' meeting at which the resolution was adopted, except where the resolution was to delist Grupo Galicia's capital stock, in which case the payment period is reduced to 60 days from the date of the related resolution.

PREFERRED STOCK

According to the Argentine Commercial Companies Law and our by-laws, an ordinary shareholders' meeting may approve the issuance of preferred stock. Such preferred stock may have a fixed dividend, cumulative or not cumulative, with or without additional participation in Grupo Galicia's profits, as decided by shareholders at a shareholders' meeting when drawing the conditions of the issuance. They may also have other preferences, like a preference in the liquidation of the Company.

The holders of preferred stock shall not be entitled to voting rights. Notwithstanding the foregoing, in the event that no dividends are paid to such holders for their preferred stock, and for as long as such dividends are not paid, the holders of preferred stock shall be entitled to voting rights. Holders of preferred stock are also entitled to vote on certain special matters, such as the transformation of the corporate form, the merger into another company and spin-offs (when Grupo Galicia is not the surviving entity and the surviving entity is not listed on any stock exchange), early winding-up, a change of Grupo Galicia's domicile to outside Argentina, total or partial repayment of capital for losses and a substantial change in the corporate purpose set forth in the by-laws or in the event the preferred stock is traded on stock exchanges and such trading is suspended or terminated.

CONFLICTS OF INTEREST

As a protection to minority shareholders, under the Argentine Commercial Companies Law, a shareholder is required to abstain from voting on any resolution in which its direct or indirect interests conflict with that of or are different than that of Grupo Galicia. In the event such shareholder votes on such resolution, and such resolution would not have been approved without such shareholder's vote, the resolution may be declared void by a court and such shareholder may be liable for damages to the company as well as to any third party, including other shareholders.

REDEMPTION OR REPURCHASE

According to Decree No. 677/01, a sociedad anonima may acquire the shares issued by it, provided that the public offering and listing thereof has been authorized, subject to the following terms and conditions and those set forth by the CNV. The CNV has not yet issued its regulations. The above mentioned conditions are: (a) the shares to be acquired shall be fully paid up; (b) there shall be a resolution signed by the Board of Directors to such effect; (c) the acquisition shall be made out of net profits or free or voluntary reserves; (d) the total amount of shares acquired by the company, including previously acquired shares, shall not exceed 10% of the capital stock or such lower percentage determined by the CNV. The shares acquired by the company in excess of such limit shall be disposed of within the term of 90 days after the date of the acquisition originating such excess.

The shares acquired by the company shall be disposed of by the company within the maximum term of three years counted as from the date of acquisition thereof. Upon disposing of the shares, the company shall make a preemptive offer thereof. Such an offer will not be obligatory if the shares are used in connection with a compensation plan or program for the company's employees or if the shares are distributed among all shareholders pro rata their shareholdings. If shareholders do no exercise, in whole or in part, their preemptive rights, the sale shall be made at a stock exchange.

LIQUIDATION

Upon liquidation of Grupo Galicia, one or more liquidators may be appointed to wind up the company. If no such appointment is made, the Board of Directors shall act as liquidator. All outstanding common shares will be entitled to participate equally in any distribution upon liquidation.

In the event of a liquidation, in Argentina as well as in any other country, the assets of Grupo Galicia shall first be applied to satisfy its debts and liabilities.

OTHER PROVISIONS

The by-laws are governed by Argentine law and the ownership of any kind of Grupo Galicia's shares represents acceptance of its by-laws and submission to the exclusive jurisdiction of the ordinary commercial courts of Buenos Aires for any claim or dispute related to the company, its shareholders, Directors and members of the Supervisory Committee.

EXCHANGE CONTROLS

From 1989 to November 30, 2001, there were no foreign exchange controls preventing or restricting the conversion of pesos into U.S. dollars and transfers abroad. However, since December 3, 2001, the government introduced controls over the foreign exchange market and transfers of foreign currency abroad. Since that date and during most of 2002 the market was heavily controlled. In late 2002, the government began to gradually lift controls over the foreign exchange market and capital movements. In May 2003, controls over the FX market were eliminated to a large extent. See "Item 4. Information on the Company--Main Regulatory Changes in 2002 and 2003."

As of December 31, 2002, despite a certain easing of the restrictions imposed on the foreign exchange market, the transfer of funds abroad to effect repayments of capital of debts of a financial nature by financial institutions continued to require the previous approval of the Argentine Central Bank, except in the case of new indebtedness corresponding to transactions executed through the free foreign exchange market after February 2, 2002 and payment obligations with international credit agencies (Communiques "A" 3471 and "A" 3668). In May 2003, this pre-requisite was eliminated for financial institutions without financial assistance for liquidity reasons from the Argentine Central Bank. In the case of the Bank, the transfer of funds abroad for the payment of principal of debts of a financial natures continues to require the previous authorization of the Argentine Central Bank.

TAXATION

The following is a summary of certain U.S. Federal income and Argentine tax matters that may be relevant with respect to the acquisition, ownership and disposition of ADSs or Class B Shares. Currently, there is no tax treaty between the United States and Argentina.

ARGENTINE TAXES

Taxation of Dividends

In general, dividend payments on the ADSs or Ordinary Shares, whether in cash, property, or stock, are not subject to Argentine withholding tax or other taxes.

There is an exception which introduced a 35% tax on certain dividends approved by the registrant's shareholders.

The new tax would be applied only to the extent that distributions of dividends exceeds the taxable income of the company increased by nontaxable dividends received by the distributing company in prior years and reduced by Argentine income tax paid by the distributing company.

In this situation the new tax would be imposed as a withholding tax on the shareholder receiving the dividend. Dividends distributions made in property (other than cash) will be subject to the same tax rules as cash dividends. Stock dividends are not subject to Argentine taxation.

Taxation of Capital Gains

Pursuant to Decree No. 2,284 (the "Deregulation Decree"), capital gains derived by non-resident individuals or foreign companies from the sale, exchange or other disposition of ADSs or Class B Shares are not currently subject to income tax.

Only applicable to shares not listed in a stock exchange and beginning January 1, 2001, capital gains from the sale, exchange or other dispositions of shares not listed in a stock exchange, will be subject to income tax when derived by individuals domiciled in Argentina.

In addition, in the case of legal entities or permanent organizations incorporated or domiciled abroad that, pursuant to its by-laws, charters, documents or the applicable regulatory framework, that have as its principal activity investing outside of the jurisdiction of their incorporation or domicile, or are generally restricted from doing business in its country of incorporation, it will be assumed, without any proof to the contrary being admitted, that the seller is an individual domiciled in Argentina. Such legal entities will be subject to income tax imposed as a withholding tax on the seller receiving the payment (for payments made beginning April 30, 2001) at the rate of 17,50% (that is, 35% on 50% of the amount of the payment), but the foreign party may choose instead to pay a tax of 35% on the net gain realized on the sale. In such situation, the Deregulation Decree will not be applicable.

Transfer Taxes

Pursuant to the Deregulation Decree, the sale or transfer of ADSs or Class B Shares is not subject to transfer tax.

Tax on Assets

The tax reform in force since 1999 reinstituted a tax on assets on Argentine companies that will be in effect during 10 years, unless that term is extended by future legislation.

This tax (officially known as "tax on minimum presumptive income") is similar to the asset tax that was previously in effect in Argentina from 1990 to 1995. It applies at a general rate of 1% on a broadly defined asset base encompassing most of the taxpayer's gross assets at the end of any fiscal year ending after December 31, 1998.

Specifically the Law establishes that banks, other financial institutions and insurance companies will consider a basis of imposition of 20% of the value of taxable assets.

A company's asset tax liability for a tax year will be reduced by its income tax payments, and asset tax payments for a tax year can be carried forward to be applied against the company's income tax liability in any of the following ten tax years.

Wealth Tax (Tax on Personal Assets)

Individuals domiciled in Argentina will be subject to a 0.5% annual tax in respect of assets located in Argentina and abroad for assets not exceeding Ps.200,000. For assets exceeding Ps.200,000 the tax rate is 0.75%. The tax will be levied on the difference between the total value of the taxpayer's assets at each December 31st and a non-taxable threshold of Ps.102,300. Individuals domiciled abroad will pay the tax only in respect of the assets they hold in Argentina. In the case of individuals domiciled abroad, the tax will be paid by the individuals or legal entities domiciled in Argentina which as of December 31st of each year hold the joint ownership, possession, use, enjoyment, deposit, safekeeping, custody, administration or tenure of the assets located in Argentina subject to the tax belonging to the individuals domiciled abroad. In such case the annual non-taxable amount of Ps.102,300 will not be deductible. When the direct ownership of negotiable bonds, government securities and certain other investments, except shares issued by companies ruled by Law 19,550 (Commercial Companies Law), corresponds to companies domiciled abroad in countries that do not enforce registration systems for private securities (with the exception of insurance companies, open-end investment funds, pension funds or banks and financial entities with head offices in countries that have adopted the international banking supervision standards laid down by the Basle Committee of Banks) or pursuant to its by-laws, charter, documents or the applicable regulatory framework, has as its principal activity investing out of the jurisdiction of its organization or domicile, or is generally restricted from doing business in its country of incorporation, it will be assumed, without any proof to the contrary being admitted, that those assets belong ultimately to individuals and therefore the system for paying the tax for such individuals domiciled abroad is applicable to them. The annual non-taxable amount of Ps.102,300 will not be deductible and the tax will not have to be paid when it is less than Ps.256. The regulations for applying these requirements have not yet been issued. In the case of government securities or bonds the Personal Assets Tax will be applied at the rate of 1.5%.

There is an exception pursuant to a recent tax reform that was published in the Official Gazette as Law 25,585 , that went into effect on December 31, 2002. This tax reform introduced a mechanism to collect the Personal Assets Tax on shares issued by companies ruled by Law 19,550, which ownership belongs to individuals domiciled in Argentina or abroad and companies or legal entities domiciled abroad. In the case of companies or legal entities domiciled abroad, it will be assumed, without any proof to the contrary being admitted, that those shares belong ultimately to individuals domiciled abroad.

The tax will be assessed and paid by those companies ruled by Law 19,550 at the rate of 0.5% on the value of the shares or equity interest. The valuation of the shares, whether listed or not, must be made according to their proportional equity value. In such case the annual non-taxable amount of Ps.102.300 will not be deductible. These companies may eventually seek reimbursement from the direct owner of its shares in respect of any amounts paid to the Argentine tax authorities as Personal Assets Tax.

Except as described in the preceding paragraphs, the Argentine Tax authorities have not implemented any mechanism to collect the Personal Assets Tax from individuals who are not residents in Argentina and they have not imposed any obligation on Argentine entities which are issuers of Argentine securities to collect such tax by withholding or deduction in respect of any payments to be made on such accounts.

Other Taxes

There are no Argentine federal inheritance, succession or gift taxes applicable to the ownership, transfer or disposition of ADSs or Class B Shares. There are no Argentine stamp, issue, registration or similar taxes or duties payable by holders of ADSs or Class B Shares.

Deposit and Withdrawal of Class B Shares in Exchange for ADSs

No Argentine tax is imposed on the deposit or withdrawal of Class B Shares in exchange for ADSs.

UNITED STATES TAXES

The following summary of U.S. Federal income taxes describes certain U.S. Federal income tax consequences of the ownership of Class B Shares or ADSs (which are evidenced by American Depositary Shares, "ADSs"), as such securities are set forth in the documents or the forms thereof, relating to such securities as in existence on the date hereof, but it does not purport to address all of the tax considerations that may be relevant to a decision to purchase, own or dispose of Class B Shares or ADSs. This summary assumes that the Class B Shares or ADSs will be held as capital assets and does not address tax consequences to all categories of investors, some of which (such as dealers or traders in securities or currencies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt entities, banks, insurance companies, persons owning (or are deemed to own for U.S. tax purposes) at least 10% or more (by voting power or value) of the shares of Grupo Galicia, investors whose functional currency is not the U.S. dollar and persons that will hold the Ordinary Shares or ADSs as part of a position in a "straddle" or as part of a "hedging" or "conversion" transaction for U.S. tax purposes) may be subject to special tax rules.

This summary (i) is based on the tax laws of the United States as in effect on the date of this annual report and on United States Treasury Regulations in effect as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date and (ii) is based in part on representations of the Depository and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The U.S. Treasury Department has expressed concern that depositaries for American depositary receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the U.S. foreign tax credit analysis described below could be affected by future actions that may be taken by the U.S. Treasury Department.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Class B Shares or ADSs who, for U.S. Federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation or partnership organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or (iv) a trust if such trust validly elects to be treated as a United States person for United States federal income tax purposes or if (a) a United States court can exercise primary supervision over its administration and (b) one or more United States persons have the authority to control all of the substantial decisions of such trust. A "Non-U.S. Holder" is a beneficial owner of Class B Shares or ADSs other than a U.S. Holder.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Class B Shares or ADSs, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its tax advisor as to its tax consequences.

Each prospective purchaser should consult its own tax advisor with respect to the U.S. Federal, state, local and foreign tax consequences of acquiring, owning or disposing of Class B Shares or ADSs.

OWNERSHIP OF ADSS IN GENERAL

In general, for U.S. Federal income tax purposes holders of ADSs will be treated as the owners of the ADSs evidenced thereby and of the Class B Shares represented by such ADSs.

TAXATION OF CASH DIVIDENDS AND DISTRIBUTION OF STOCK

Subject to the discussion below under "Passive Foreign Investment company considerations," for U.S. Federal income tax purposes, distributions made with respect to the Class B Shares, represented by ADSs, before reduction for any Argentine taxes withheld therefrom, will constitute dividends to the extent of the registrant's current and accumulated earnings and profits, and will be included in the gross income of a U.S. Holder as ordinary income. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Internal Revenue Code of 1986, as amended (the "Code"). Subject to the discussion below under "Passive Foreign Investment Company Considerations," if distributions with respect to the Class B Shares exceed the registrant's current and accumulated earnings and profits, the excess would be treated first as a tax-free return of capital to the extent of such U.S. Holder's adjusted tax basis in the ADSs, which represent Class B Shares. Any amount in excess of the amount of the dividend and the return of capital would be treated as capital gain. The Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Dividends paid in pesos will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the pesos on the date of receipt, which, in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Any gains or losses resulting from the conversion of pesos between the time of the receipt of dividends paid in pesos and the time the pesos are converted into U.S. dollars will be treated as ordinary income or loss, as the case may be, of a U.S Holder. Dividends received by a U.S. Holder with respect to the Class B Shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder's foreign tax credit limitation. Subject to certain conditions and limitations, Argentine tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder's U.S. Federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends generally will constitute foreign source "passive income" (or in the case of certain holders, "financial services income") for U.S. foreign tax credit purposes.

Subject to the discussion below under "Backup Withholding and Information Reporting Requirements," a Non-U.S. Holder generally will not be subject to U.S. Federal income or withholding tax on dividends received on Class B Shares or ADSs, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

TAXATION OF CAPITAL GAINS

Subject to the discussion below under "Passive Foreign Investment Company Considerations," U.S. Holders that hold ADSs as capital assets will recognize capital gain or loss for U.S. Federal income tax purposes upon a sale or exchange of such ADSs in an amount equal to the difference between such U.S. Holder's adjusted tax basis in the Class B Shares or ADSs and the amount realized on their disposition. In the case of a noncorporate U.S. Holder, the maximum marginal U.S. Federal income tax rate applicable to such gain will be lower than the maximum marginal federal income tax rate for ordinary income if the U.S. Holder's holding period for the Class B Shares or ADSs exceeds one year and will be further reduced if such holding period exceeds five years. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as United States source income or loss for U.S. foreign tax credit purposes. Certain limitations exist on the deductibility of capital losses for U.S. Federal income tax purposes.

The initial tax basis of the Class B Shares to a U.S. Holder is the U.S. dollar value of the pesos denominated purchase price determined on the date of purchase. If the Class B Shares are treated as traded on an "established securities market," a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the dollar value of the cost of such Class B Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

With respect to the sale or exchange of Class B Shares, the amount realized generally will be the U.S. dollar value of the payment received determined on
(i) the date of receipt of payment in the case of a cash basis U.S. Holder and
(ii) the date of disposition in the case of an accrual basis U.S. Holder. If the Class B Shares are treated as traded on an "established securities market," a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-U.S. Holder generally will not be subject to U.S. Federal income or withholding tax on gain realized on the sale or exchange of Class B Shares or ADSs unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or
(ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

A Non-United States corporation will be classified as a "passive foreign investment company", or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75 percent of its gross income is "passive income" or (2) at least 50 percent of the average value of its gross assets is attributable to assets that produce "passive income" or is held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

Based on certain estimates of its gross income and gross assets and the nature of its business, the Company believes that it will not be classified as a PFIC for its current taxable year. The Company's status in future years will depend on its assets and activities in those years. The Company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC. If the Company were a PFIC, a U.S. Holder of Class B Shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the Class B Shares or ADSs.

If the Company were a PFIC, a U.S. Holder of Class B Shares or ADSs could make a variety of elections that may alleviate the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of the Class B Shares or ADSs. U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if the Company were treated as a PFIC.

BACKUP WITHHOLDING AND INFORMATION REPORTING

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock.

Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Class B Shares or ADSs made within the United States to a holder of Class B Shares or ADSs (other than an "exempt recipient", including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons).

A payor will be required to withhold backup withholding tax from any payments of dividends on, or proceeds from the sale or redemption of, Class B Shares or ADSs within the United States to a holder (other than an exempt recipient such as a corporation or a payee that is not a United States person and that provides an appropriate certification) if such Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate of 30% will be reduced to 29% for years 2004 and 2005, and 28% for years 2006 through 2010. In the case of such payments made within the United States to a foreign simple trust, foreign grantor trust or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a "withholding foreign trust" or a "withholding foreign partnership" within the meaning of certain Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor only may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

THE ABOVE SUMMARIES ARE NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF THE CLASS B SHARES OR ADSS.

MATERIAL CONTRACTS

In connection with the implementation of the Plan, the Bank entered into the following material contracts in fiscal year 2002:

         --to effect the securitization of certain mortgage, commercial and secured loan portfolio, in exchange for cash for a total amount of Ps.393 million, through the sale to domestic financial institutions or the transfer of loans to trusts that issued notes subscribed by domestic financial institutions, the following agreements were entered into:

                  Financial Trust Contract, dated April 12, 2002, among the Bank, ABN AMRO Bank, Argentine Branch (the trustee), Banco Rio de la Plata S.A., BankBoston N.A. (Buenos Aires Branch), BBVA Banco Frances S.A., HSBC Bank Argentina S.A., Seguro de Depositos S.A., Banco Macro S.A., Banco Credicoop Cooperativo Limitado, Banca Nazionale del Lavoro S.A., Banco Mariva S.A., Banco Comafi S.A., Banco Patagonia S.A., Banco Saenz S.A. and Banco de Valores S.A., relating to the sale of certain mortgage loans in exchange for Ps.235 million;

                  Financial Trust Contract, dated April 16, 2002, among the Bank, Banco Provincia de Buenos Aires and BAPRO Mandatos y Negocios S.A., relating to the sale of certain secured loans in exchange for Ps.81 million.

                  Credit Assignment Agreement, dated April 17, 2002, between Banco Itau Buen Ayre S.A. and the Bank relating to the sale certain loans in exchange for Ps.15 million.

                  Credit Assignment Agreement, dated April 12, 2002, between the Bank and Citibank, N.A., Buenos Aires Branch, relating to the sale of certain loans for Ps.42 million.

                  Credit Assignment Agreement dated April 8, 2002, betwen Banco de San Luis S.A. and the Bank, relative to the sale of certain loans in exchange for up to Ps.8 million.

                  Credit Assignment Agreement dated March 27, 2002, betwen Banco de San Luis S.A. and the Bank, relative to the sale of certain portfolio of checks in exchange for up to Ps.12 million.

         --the Loan Agreement, dated March 21, 2002, by and between Seguro de Depositos S.A. and the Bank relating to a loan by Sedesa for the US dollar amount equivalent to Ps.200 million, with a five-year term and an interest rate equal to the 180-day LIBOR rate plus 300 basis points.

         --the Loan Agreement, dated April 30, 2002, between Banco de la Nacion Argentina, in its capacity as trustee of the Trust Fund for Assistance to Financial Institutions and Insurance Companies Fiduciary Fund for the Assistance to Financial Institutions and Insurance Companies and the Bank for a loan from the Fund for the US dollar amount equivalent to Ps.100 million, with a three-year term and an interest rate equivalent to the 180-day LIBOR plus 400 basis points, with a floor of 8.07%.

DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the United States Securities and Exchange Commission (the "SEC"). These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Additionally, copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, Washington, D.C. 20549 at prescribed rates and from the SEC's web site at http://www.sec.gov. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. Material submitted by us can also be inspected at the offices of the Nasdaq National Market System, 1735 K Street, NW, Washington, DC 20006-1506.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following section summarizes Grupo Galicia's approach to market risk management as of December 31, 2002. Market risks faced by the Group are those related to liquidity and the fluctuations in interest rates and in foreign exchange rates with an impact on the operations of Grupo Galicia's main operating subsidiary, Banco Galicia. As these risks arise from the normal course of business of a financial intermediary, Grupo Galicia's policy regarding these risks is applied at the level of its operating subsidiaries. Grupo Galicia's other subsidiaries and equity investees also are subject to market risk. However, the amount of these risks are not significant and have not been discussed separately.

BANCO GALICIA

At Banco Galicia, the process of establishing the consolidated Bank risk tolerance and practices is carried out under the direction of the Board of Directors and the supervision of the Risk Management Committee and the Financial Risk Policy Committee ("Comite de Posicion Financiera"). The Board of Directors delegates risk policy definition to these Committees and to the Risk Management Division, and specific risk supervision and management functions to senior officers of the Treasury Division (financial risks) and of the Retail and Wholesale Division (credit risk).

The above mentioned Committees are the most senior corporate forums for supervising and monitoring risk management practices and compliance. See "Item
6. Directors, Senior Management and Employees--Functions of the Board of Directors of Banco Galicia."

The Treasury Division is responsible for managing liquidity and market risks. Until November 2001, it presented to the Financial Risk Policy Committee, on bimonthly basis, a report containing the information necessary to assess and control market risk. The worsening of crisis situation in December 2001 altered the frequency of such presentations, mainly from December 2001 to until the Plan was successfully implemented. Currently these presentations are made on a weekly basis.

The review of such information provides Banco Galicia with a view of the environment in which it operates and of the company's exposure to market risk. Based on this review the Committee formulates recommendations and actions. Subsequently, the type of information and the frequency has been subject to the urgencies dictated by the deepening of the economic and political crisis.

LIQUIDITY RISK

Liquidity risk is discussed in the "Item 5. Operating and Financial Review and Prospects--Liquidity" and "--Consolidated Liquidity Gaps."

INTEREST RATE RISK

The economic policy implemented by the government in 2002 has meant the compulsory modification by the government of most of the contracts outstanding between economic agents, which, among others, has completely modified the currency of denomination of bank assets and liabilities as of December 31, 2001, as well as their interest rates and maturity, and has introduced the capital adjustment by the CER or the CVS indexes of the pesified assets or liabilities. As a result, it is estimated that financial institutions balance sheets, including the Bank, currently show interest rate and cash flow mismatches in the different segments of assets and liabilities created by the economic policy of the government in 2002. These mismatches are currently, to a large extent, beyond financial institutions control.

There are three segments of interest-earning assets and interest-bearing liabilities denominated in pesos: (i) those that accrue a fixed interest rate and the CER principal adjustment; (ii) those that accrue a fixed interest rate and are adjusted by the CVS, and (iii) those that accrue a market interest rate only. To these a foreign currency segment (asset and liabilities denominated in dollars) must be added.

In the Bank's effort to meet customer needs while achieving medium- and long-term financial objectives, measurement and control of risk deriving from interest-rate fluctuations (including principal adjustment by CER of certain of the Bank's assets and liabilities) play a significant role in overall asset and liability management.

Interest-rate risk (including the risk derived from the adjustment of principal by CER of certain of the Bank's assets and liabilities) is the effect on the Bank's net interest income of the fluctuations of market interest rates and of the CER variations (linked to the variation of the Consumer Price Index). Sensitivity to interest rate and CER fluctuations arises in the Bank's normal course of business as the repricing characteristics of its interest-earning assets do not necessarily match those of its interest-bearing deposits and other borrowings.

The Bank monitors the repricing structure of interest-earning assets and interest-bearing liabilities, using such methods as gap analysis, rate-shock analysis, net-present-value analysis, gap-duration analysis, and simulation. Banco Galicia aims to minimize the impact of interest rate changes (including CER fluctuations) on its net interest income.

Interest-rate and CER gap reports are used basically for measuring risk in the short term. The repricing structure of assets and liabilities is matched when an equal amount of assets and liabilities reprice for any given period. Any excess of assets or liabilities over these matched items results in a gap or mismatch.

As a consequence of the context described in other sections of this annual report, the Bank's interest-earning assets and interest-bearing liabilities, taking into account the different segments of interest-earning assets and interest-bearing liabilities, and the total mismatch in each one of the segments, was as follows at the close of the fiscal year:

                                                                         AS OF DECEMBER 31, 2002
                                                -----------------------------------------------------------------------------------
                                                PAST DUE/       LESS THAN                      5 - 10       OVER 10
                                                 COLLABLE        ONE YEAR     1 - 5 YEARS      YEARS         YEARS         TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
                                                  (in millions of December 31, 2002, constant pesos, except for ratios)
ASSETS
PESOS - ADJUSTABLE BY CER...................              -    PS.   616.2        1,385.5       5,476.4       1,952.1       9,430.2
  Government Securities ....................              -           50.6           50.6             -             -         101.2
  Financial Trusts (Galtrust I and
    Secured Loans)..........................              -            1.5           92.5         236.5         378.2         708.7
  Loans.....................................              -          564.1        1,195.5       5,161.8       1,573.9       8,495.3
  Secured Loans Granted as Guarantees.......              -              -           46.9          78.1             -         125.0
PESOS - ADJUSTABLE BY CVS...................              -           23.7           59.8         198.9          70.5         352.9
  Loans.....................................              -           23.7           59.8          49.8          39.0         172.3
  Financial Trusts (Galtrust II and V -
    Mortgage Trust).........................              -              -              -         149.1          31.5         180.6
PESOS.......................................              -          810.2          135.5         172.6           0.3       1,118.6
  Government Securities.....................              -           38.6              -             -             -          38.6
  Corporate Debt Securities.................              -           28.6           20.8             -             -          49.4
  Financial Trust...........................                          33.0           91.2         150.7             -         274.9
  Loans.....................................              -          622.0           23.5          21.9           0.3         667.7
  Other Credits.............................              -           88.0              -             -             -          88.0
DOLLARS.....................................              -        9,077.5          554.2          13.8             -       9,645.5
  Overnight ................................              -            9.6              -             -             -           9.6
  Government Securities.....................              -        1,242.5          376.0           0.2             -       1,618.7
  Compensatory and Hedge Bonds to be
     Received...............................                       7,037.2              -             -             -       7,037.2
  Corporate Debt Securities.................              -           81.7              -             -             -          81.7
  Loans.....................................              -          684.7          178.2          13.6             -         876.5
  Other Credits.............................              -           21.8              -             -             -          21.8
                                                -----------------------------------------------------------------------------------
TOTAL ASSETS................................              -    PS.10,527.6        2,135.0       5,861.7       2,022.9      20,547.2

LIABILITIES
PESOS - ADJUSTABLE BY CER...................              -          292.1        2,614.9       1,587.0           6.5       4,500.5
  Time Deposits.............................              -          292.1          913.7          45.9             -       1,251.7
  Advance from Argentine Central Bank -
    Hedge Bond..............................              -              -          909.1       1,515.2             -       2,424.3
  Lines of Credit - Domestic Banks..........              -              -              -          25.9           6.5          32.4
  Lines of Credit - Argentine Central Bank                -              -          792.1             -             -         792.1
PESOS.......................................    PS.    36.4        6,243.2            8.9             -             -       6,288.5
  Demand Deposits ..........................              -          454.6              -             -             -         454.6
  Time Deposits.............................              -          733.2              -             -             -         733.2
  Restructured Deposits (Cedros)............              -           12.9            6.2             -             -          19.1
  Negotiable Obligations....................           20.8              -              -             -             -          20.8
  Lines of Credit- Domestic Banks ..........           15.6          134.4            2.7             -             -         152.7
  Lines of credit- Argentine Central Bank                 -        4,789.4              -             -             -       4,789.4
  Other Liabilities.........................              -          118.7              -             -             -         118.7
DOLLARS.....................................        5,105.4        1,062.8        1,764.9       1,157.4             -       9,090.5
  Demand Deposits ..........................          131.5           84.8              -             -             -         216.3
  Time Deposits.............................          178.3          370.2          624.5         553.7             -       1,726.7
  Lines of Credit Domestic .................           46.8          107.4          217.0             -             -         371.2
  Negotiable Obligations....................        1,468.6          418.2          923.4         603.7             -       3,413.9
  Lines of Credit...........................        3,157.2              -              -             -             -       3,157.2
  Other Liabilities ........................          123.0           82.2              -             -             -         205.2
                                                -----------------------------------------------------------------------------------
TOTAL LIABILITIES...........................    PS. 5,141.8    PS. 7,598.1    PS. 4,388.7    PS.2,744.4    PS.    6.5   PS.19,879.5

Asset / Liability Gap.......................       (5,141.8)       2,929.5       (2,253.7)      3,117.3       2,016.4         667.7
Cumulative Gap..............................       (5,141.8)      (2,212.3)      (4,466.0)     (1,348.7)        667.7
Ratio of Cumulative Gap to Cumulative
  Liabilities...............................        (100.00)%       (17.37)%       (26.07)%       (6.79)%        3.36%
Ratio of Cumulative Gap to Total
  Liabilities...............................         (25.86)%       (11.13)%       (22.47)%       (6.78)%        3.36%

Asset / Liability Gap CER...................              -          324.1       (1,229.4)      3,889.4       1,945.6       4,929.7
Asset / Liability Gap CVS...................              -           23.7           59.8         198.9          70.5         352.9
Asset / Liability Gap Interest Rate Pesos...          (36.4)      (5,433.0)         126.6         172.6           0.3      (5,169.9)
Asset / Liability Gap Interest Rate Dollars
  (1).......................................       (5,105.4)       8,014.7       (1,210.7)     (1,143.6)            -         555.0

Other Assets................................                       2,535.3
Other Assets- Dollars.......................                         615.4
Other Liabilities...........................                       1,578.6
Other Liabilities- Dollars..................                         615.3
Total Assets................................              -       13,678.3        2,135.0       5,861.7       2,022.9      23,697.9
Total Liabilities...........................        5,141.8        9,792.0        4,388.7       2,744.4           6.5      22,073.4
Gap.........................................    PS.(5,141.8)   PS. 3,886.3    PS.(2,253.7)   PS.3,117.3    PS.2,016.4   PS. 1,624.5
-----------------------------------------------------------------------------------------------------------------------------------

(1) Includes Ps. (128.3) million from net other assets and liabilities.

The liquidity crisis of late 2001 and the severity of the crisis that unfolded in 2002, and the measures taken by the government in 2002, including among others the devaluation of the currency and the "asymmetric pesification", forced the Bank to initiate a restructuring process of it foreign debt, substantially all of which is governed by New York law and is dollar-denominated and payable at the free exchange rate. Other of the Bank's liabilities with local and foreign creditors are also currently under renegotiation. In the table above, the total principal amount of debts in which a payment default has been incurred and subject to renegotiation are shown in a separate column under the heading "Past Due/Callable."

Ps.4,789.4 million of the financial assistance from the Argentine Central Bank received for liquidity support was included as a peso-denominated liability accruing market interest rates in the "Less than One Year" category, because, as of the close of the fiscal year, this debt was a 30-day revolving facility accruing 80% of the 4/5 of the interest rate of the 30-day Lebac or of the minimum term Lebac auctioned in the market. The remaining Ps.792.1 million financial assistance from the Argentine Central bank, for the same purposes, is included in the CER segment and accrues a 3.5% annual interest rate.

The establishment by Decree No.739/03 and Decree No.1262/03 and Comunnique "A"3941 of a restructuring of the whole Argentine Central Bank liabilities into liabilities maturing in 70 or 120 months, bearing a 3.5% annual interest rate and principal adjustment by the CER, modifies the mismatches shown in the table above.

Other measures of the impact of a change in interest rates and in the CER adjustment on the Bank can be obtained by measuring the changes in the Bank's net interest income and in the net portfolio present value and duration.

Rate-shock analysis is another method used to assess short-term exposure to changes in interest rates and CER adjustments. This enables the Bank to measure the impact of projected changes in interest rates and CER adjustments on the Bank's year-one net interest income. The method assumes that interest-rate and CER-adjustment movements from the levels as of the date at which the information was prepared, are immediate and of the same magnitude and direction, while the structure and volume of the Bank's assets and liabilities remains unchanged.

To supplement the interest-rate and CER risk analysis described above, both net-present-value analysis and gap-duration analysis were used to assess the Bank's long-term exposure to changes in interest rates and CER adjustments. Through such analyses, an economic value of the Bank's total financial assets and liabilities was determined by calculating the net present value and weighted net duration of the Bank's net portfolio. In these calculations, market values and/or interest rates when available, are used to discount flows with similar credit risk, collateral, and maturity. When not available, interest rates (including the CER adjustment) estimated by the Bank were used. This was the result of the fact that the situation of the financial markets in Argentina as of the date of preparation of this information and as of the close of the 2002 fiscal year had not normalized yet, in order to market interest rates to be available for the different types of exposures in the Bank's balance sheet.

For December 31, 2000, the Bank's net portfolio was broken down into "trading" and "non trading" portfolios For December 31, 2002 y 2001, this breakdown was not presented, as the Bank had a very low and not material trading portfolio, as a result of the Bank's participation in the public-sector debt swap performed in November 2001 and of the situation of the Argentine financial and securities markets during 2002.

The tables below measure Banco Galicia's December 31, 2002 net present values of the Bank's net portfolio for various interest-rate scenarios, as well as the absolute and percent changes from the net present value of this portfolio corresponding to the December 31, 2002, interest rate levels. The tables also show the Bank's year-one net interest income generated for various interest-rate scenarios, as well as the absolute and percent changes from amounts generated by the December 31, 2002 interest rate levels. The same is presented as of December 31, 2001, and December 31, 2000.

The following discussion about Banco Galicia's management of interest-rate rate risk contains forward-looking statements that involve risk and uncertainties. Actual results could differ from those projected in the forward-looking statements.

The table below shows that the duration of the Bank's shareholders' equity as of December 31, 2002, was approximately 320.0. This indicates that a 100-basis-point increase in interest rates would result in a 320% decline in the NPV of the Bank's shareholders' equity, while a decrease of 100 basis points would have the opposite effect.

                                                                                  AS OF DECEMBER 31, 2002
                                                        ---------------------------------------------------------------------------
NET PORTFOLIO                                                       NET FAIR VALUE                     NET INTEREST INCOME (1)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       ABSOLUTE                               ABSOLUTE
CHANGE IN INTEREST RATES IN BASIS POINTS (RATE SHOCK)     AMOUNT      VARIATION     % CHANGE      AMOUNT      VARIATION    % CHANGE
-----------------------------------------------------------------------------------------------------------------------------------
                                                                     (in millions of December 31, 2002, constant pesos)
      200 ...........................................   Ps. (526.7)   Ps. (623.8)   (642.20)%    Ps. 199.1    Ps. (69.0)   (25.75)%
      150 ...........................................       (394.7)       (491.9)   (506.37)%        216.4        (51.7)   (19.27)%
      100 ...........................................       (230.0)       (327.1)   (336.75)%        233.7        (34.4)   (12.83)%
      50 ............................................        (66.0)       (163.1)   (167.95)%        251.0        (17.2)    (6.40)%
      Static ........................................         97.1             -          -          268.1            -         -
      -50 ...........................................        247.8         150.7     155.13%         286.3         18.2      6.79%
      -100 ..........................................        397.6         300.5     309.36%         304.5         36.3     13.56%
      -150 ..........................................        549.0         451.8     465.13%         321.5         53.4     19.90%
      -200 ..........................................        869.5         772.4     795.14%         335.1         66.9     24.97%
---------------------------------------------------------------------------------------------------------------------------------

(1) Net interest of the first year.

                                                                                  AS OF DECEMBER 31, 2001
                                                        ---------------------------------------------------------------------------
NET PORTFOLIO                                                       NET FAIR VALUE                     NET INTEREST INCOME (1)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       ABSOLUTE                               ABSOLUTE
CHANGE IN INTEREST RATES IN BASIS POINTS (RATE SHOCK)     AMOUNT      VARIATION     % CHANGE      AMOUNT      VARIATION    % CHANGE
-----------------------------------------------------------------------------------------------------------------------------------
                                                                     (in millions of December 31, 2002, constant pesos)
      200 ...........................................   Ps.3,076.9    Ps. (401.8)     (11.55)%  Ps.1,333.2   Ps. (100.0)    (6.98)%
      150 ...........................................      3,175.7        (303.0)      (8.71)%     1,358.2        (75.0)    (5.23)%
      100 ...........................................      3,277.6        (201.1)      (5.78)%     1,383.3        (49.9)    (3.48)%
      50 ............................................      3,376.4        (102.3)      (2.94)%     1,408.3        (24.9)    (1.74)%
      Static ........................................      3,478.7             -           -       1,433.2            -         -
      -50 ...........................................      3,584.1         105.4        3.03%      1,458.0         24.8      1.73%
      -100 ..........................................      3,693.3         214.6        6.17%      1,482.6         49.4      3.45%
      -150 ..........................................      3,798.7         320.0        9.20%      1,507.4         74.2      5.18%
      -200 ..........................................      3,908.0         429.3       12.34%      1,532.1         98.9      6.90%
---------------------------------------------------------------------------------------------------------------------------------

(1) Net interest of the first year.

                                                                                  AS OF DECEMBER 31, 2000
                                                        ---------------------------------------------------------------------------
NET TRADING PORTFOLIO                                               NET FAIR VALUE                     NET INTEREST INCOME (1)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       ABSOLUTE                               ABSOLUTE
CHANGE IN INTEREST RATES IN BASIS POINTS (RATE SHOCK)     AMOUNT      VARIATION     % CHANGE      AMOUNT      VARIATION    % CHANGE
-----------------------------------------------------------------------------------------------------------------------------------
                                                                     (in millions of December 31, 2002, constant pesos)
      200 ...........................................   Ps.  158.8    Ps.   (1.8)      (1.09)%  Ps.   18.3   Ps.    2.2     13.51%
      150 ...........................................        159.2          (1.3)      (0.82)%        17.9          1.7     10.81%
      100 ...........................................        161.4           0.9        0.54%         17.3          1.1      6.76%
      50 ............................................        161.0           0.4        0.27%         16.8          0.7      4.05%
      Static ........................................        160.6             -           -          16.2            -         -
      -50 ...........................................        161.0           0.4        0.27%         15.5         (0.7)    (4.05)%
      -100 ..........................................        161.4           0.9        0.54%         15.1         (1.1)    (6.76)%
      -150 ..........................................        161.9           1.3        0.82%         14.4         (1.7)   (10.81)%
      -200 ..........................................        162.3           1.8        1.09%         14.0         (2.2)   (13.51)%
---------------------------------------------------------------------------------------------------------------------------------

(1) Net interest of the first year.

                                                                                    AS OF JUNE 30, 2000
                                                        ---------------------------------------------------------------------------
NET TRADING PORTFOLIO                                               NET FAIR VALUE                     NET INTEREST INCOME (1)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       ABSOLUTE                               ABSOLUTE
CHANGE IN INTEREST RATES IN BASIS POINTS (RATE SHOCK)     AMOUNT      VARIATION     % CHANGE      AMOUNT      VARIATION    % CHANGE
-----------------------------------------------------------------------------------------------------------------------------------
                                                                     (in millions of December 31, 2002, constant pesos)
      200 ...........................................      622.8         (3.3)      (0.52)%        58.3          9.8        20.27%
      150 ...........................................      623.7         (2.4)      (0.38)%        55.9          7.4        15.32%
      100 ...........................................      624.3         (1.8)      (0.28)%        53.5          5.0        10.36%
      50 ............................................      625.2         (0.9)      (0.14)%        50.9          2.4         4.95%
      Static ........................................      626.1                                   48.5
      -50 ...........................................      626.9          0.9        0.14%         46.1         (2.4)       (4.95)%
      -100 ..........................................      627.8          1.8        0.28%         43.5         (5.0)      (10.36)%
      -150 ..........................................      628.7          2.6        0.42%         41.1         (7.4)      (15.32)%
      -200 ..........................................      629.6          3.5        0.56%         38.7         (9.8)      (20.27)%
---------------------------------------------------------------------------------------------------------------------------------

(1) Net interest of the first year.

                                                                                  AS OF DECEMBER 31, 2000
                                                        ---------------------------------------------------------------------------
NET NON TRADING PORTFOLIO                                           NET FAIR VALUE                     NET INTEREST INCOME (1)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       ABSOLUTE                               ABSOLUTE
CHANGE IN INTEREST RATES IN BASIS POINTS (RATE SHOCK)     AMOUNT      VARIATION     % CHANGE      AMOUNT      VARIATION    % CHANGE
-----------------------------------------------------------------------------------------------------------------------------------
                                                                     (in millions of December 31, 2002, constant pesos)
      200 ...........................................   Ps.2,640.4     Ps. 222.7        9.21%   Ps.1,903.5     Ps. 13.8      0.73%
      150 ...........................................      2,584.1         166.3        6.88%      1,899.9         10.2      0.54%
      100 ...........................................      2,528.4         110.7        4.58%      1,896.5          6.8      0.36%
      50 ............................................      2,473.8          56.1        2.32%      1,893.0          3.2      0.17%
      Static ........................................      2,417.7             -           -       1,889.7            -         -
      -50 ...........................................      2,367.7         (50.0)      (2.07)%     1,886.3         (3.4)    (0.18)%
      -100 ..........................................      2,315.9        (101.8)      (4.21)%     1,882.9         (6.8)    (0.36)%
      -150 ..........................................      2,264.9        (152.8)      (6.32)%     1,879.5        (10.2)    (0.54)%
      -200 ..........................................      2,214.9        (202.8)      (8.39)%     1,868.8        (21.0)    (1.11)%
---------------------------------------------------------------------------------------------------------------------------------

(1) Net interest of the first year.

                                                                                    AS OF JUNE 30, 2000
                                                        ---------------------------------------------------------------------------
NET NON TRADING PORTFOLIO                                           NET FAIR VALUE                     NET INTEREST INCOME (1)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       ABSOLUTE                               ABSOLUTE
CHANGE IN INTEREST RATES IN BASIS POINTS (RATE SHOCK)     AMOUNT      VARIATION     % CHANGE      AMOUNT      VARIATION    % CHANGE
-----------------------------------------------------------------------------------------------------------------------------------
                                                                     (in millions of December 31, 2002, constant pesos)
      200 ...........................................     1,788.0       (220.1)     (10.96)%     1,761.6        13.8         0.79%
      150 ...........................................     1,841.3       (166.9)      (8.31)%     1,758.1        10.3         0.59%
      100 ...........................................     1,895.9       (112.3)      (5.59)%     1,754.6         6.8         0.39%
      50 ............................................     1,951.3        (56.8)      (2.83)%     1,751.1         3.3         0.19%
      Static ........................................     2,008.1                                1,747.8
      -50 ...........................................     2,066.0         57.8        2.88%      1,744.4        (3.3)       (0.19)%
      -100 ..........................................     2,125.2        117.1        5.83%      1,741.3        (6.5)       (0.37)%
      -150 ..........................................     2,185.7        177.5        8.84%      1,738.0        (9.8)       (0.56)%
      -200 ..........................................     2,247.5        239.4       11.92%      1,727.5       (20.3)       (1.16)%
---------------------------------------------------------------------------------------------------------------------------------

(1) Net interest of the first year.

As of December 31, 2002, the duration of the Group's shareholder's equity shows a significant increase as compared to December 31, 2001. This increase is mainly attributable to the low duration assigned to liabilities as of December 31, 2002. The low duration of the Group's liabilities as of December 31, 2002, reflects the following assumptions (i) the financial assistance received from the Argentine Central Bank for liquidity reasons was considered a 30-day revolving facility, in accordance with the Argentine Central Bank rules regarding financial assistance received by banks for liquidity reasons and given that the measures from the government to restructure the assistance received by banks during the 2001 and 2002 crisis into long term loans were issued after the close of the fiscal year, and (ii) the aggregate of the Group's debt currently subject to renegotiation was treated as callable. It should be considered also that this high duration applies, unlike previous fiscal years, to a low shareholders' equity NPV, mainly attributable to the Bank's exposure to the Argentine public sector.

As of December 31, 2001, the shareholders' equity duration shows an increase as compared to December 31, 2000, mainly due to the extension of the average maturity of interest-earning assets, which in turn was due to the Bank's participation in the public-sector debt swap performed in November 2001, where the Bank tendered all of its position of eligible debt instruments (including provincial loans) and received secured loans of a longer duration. As of December 31, 2000, the Bank shows a level of total interest-rate sensitivity similar than as of June 30, 2000. This reflects the fact that the structure of the Bank's interest-earning assets remained basically unchanged between the two dates. At the same time, the duration of interest-bearing liabilities remained unchanged during the same period.

FOREIGN EXCHANGE RATE RISK

Exchange-rate sensitivity is the relationship between the fluctuations of exchange rates and the Bank's net financial income resulting from the revaluation of the Bank's assets and liabilities denominated in foreign-currency.

Until December 31, 2001, Banco Galicia aimed at minimizing the impact of foreign exchange rate fluctuations on its financial results by closely matching assets and liabilities not denominated in pesos, while keeping a net asset position in foreign currency (Banco Galicia's position in currencies other than dollars has always been insignificant, therefore in the paragraphs below foreign currency positions represent mainly US dollar positions).

As of December 31, 2002, the Bank's position in foreign currency was to a large extent the result of the measures taken by the Government during 2002, mainly the compulsory "asymmetric pesification" of certain assets and liabilities which have changed the currency denomination of bank's balance sheets components and the provision by the Government of compensation for the effects of the former, through dollar-denominated bonds, in the case of the Bank. As of December 31, 2002, Banco Galicia's net asset foreign currency position (the amount by which Banco Galicia's foreign currency denominated assets exceeded foreign currency denominated liabilities) amounted to Ps.555.0 million.

Trading decisions are made by Banco Galicia's Treasury Division to the extent they fall within pre-established guidelines as to size, spread and maturity. Approval of the Board of Directors is required if the Bank intends to deviate from these guidelines.

The following discussion about Banco Galicia's management of exchange rate risk contains forward-looking statements that involve risk and uncertainties. Actual results could differ from those projected in the forward-looking statements.

In the analysis presented below, Banco Galicia's December 31, 2000 net asset foreign currency position is broken down into net "trading assets" and net "non-trading assets" denominated in foreign currency. The net trading portfolio includes holdings of marked-to-market government securities and corporate equity securities denominated in foreign currency. The net non-trading portfolio includes all other assets denominated in foreign currency comprised in the Bank's net asset foreign currency position. For December 31, 2002 and December 31, 2001, this breakdown was not presented as the Bank had a very low and not material trading portfolio (Ps.7.6 million as of December 31, 2002), as a result of the Bank's participation in the public-sector debt swap performed in November 2001 and of the situation of the Argentine financial and securities markets during 2002.

Net Trading Portfolio

The table below shows the effect of changes in the exchange rate of the peso vis-a-vis the dollar on the fair value of the Bank's net trading financial portfolio as of December 31, 2000.

NET TRADING PORTFOLIO                                                       AS OF DECEMBER 31, 2000, FAIR VALUE OF PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------
PERCENTAGE CHANGE IN THE VALUE OF THE PESO RELATIVE TO THE DOLLAR (1)         AMOUNT        ABSOLUTE VARIATION      % CHANGE
----------------------------------------------------------------------------------------------------------------------------
                                                                           (in millions of December 31, 2002, constant pesos)
      40% ...........................................................       Ps.   162           PS.    46              40
      30% ...........................................................             151                  35              30
      20% ...........................................................             139                  23              20
      10% ...........................................................             128                  12              10
      Static ........................................................             116                   -               -
      -10% ..........................................................             104                 (12)            (10)
      -20% ..........................................................              93                 (23)            (20)
      -30% ..........................................................              81                 (35)            (30)
      -40% ..........................................................              70                 (46)            (40)
-------------------------------------------------------------------------------------------------------------------------

(1) Devaluation / (Revaluation).

As of December 31, 2000, the Bank reduced significantly its foreign exchange net trading portfolio as compared with the June 30, 2000 level. This reflects a Ps.535 million decrease in the Bank's position in dollar-denominated Argentine Treasury Bills (LETES) that were replaced by loans to the Argentine public sector.

Net Non-Trading Portfolio

The effect of changes in the exchange rate of the peso vis-a-vis the dollar on the fair value of the Bank's net non-trading financial portfolio as of December 2000 and of its net portfolio as of December 31, 2002 and December 31, 2001 is summarized in the following tables.

NET PORTFOLIO                                                               AS OF DECEMBER 31, 2002, FAIR VALUE OF PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------
PERCENTAGE CHANGE IN THE VALUE OF THE PESO RELATIVE TO THE DOLLAR (1)         AMOUNT        ABSOLUTE VARIATION      % CHANGE
----------------------------------------------------------------------------------------------------------------------------
                                                                           (in millions of December 31, 2002, constant pesos)
      40% ...........................................................       Ps.   777          Ps.    222              40
      30% ...........................................................             722                 167              30
      20% ...........................................................             666                 111              20
      10% ...........................................................             611                  56              10
      Static ........................................................             555                   -               -
      -10% ..........................................................             500                 (55)            (10)
      -20% ..........................................................             444                (111)            (20)
      -30% ..........................................................             389                (166)            (30)
      -40% ..........................................................             333                (222)            (40)
-------------------------------------------------------------------------------------------------------------------------

(1) Devaluation / (Revaluation).

NET PORTFOLIO                                                               AS OF DECEMBER 31, 2001, FAIR VALUE OF PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------
PERCENTAGE CHANGE IN THE VALUE OF THE PESO RELATIVE TO THE DOLLAR (1)         AMOUNT        ABSOLUTE VARIATION      % CHANGE
----------------------------------------------------------------------------------------------------------------------------
                                                                           (in millions of December 31, 2002, constant pesos)
      40% ...........................................................       Ps. 5,165         Ps. 1,476                40
      30% ...........................................................           4,796             1,107                30
      20% ...........................................................           4,427               738                20
      10% ...........................................................           4,058               369                10
      Static ........................................................           3,689                 -                 -
      -10% ..........................................................           3,320              (369)              (10)
      -20% ..........................................................           2,951              (738)              (20)
      -30% ..........................................................           2,582            (1,107)              (30)
      -40% ..........................................................           2,213            (1,476)              (40)
-------------------------------------------------------------------------------------------------------------------------

(1) Devaluation / (Revaluation).

NET NON TRADING PORTFOLIO                                                   AS OF DECEMBER 31, 2000, FAIR VALUE OF PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------
PERCENTAGE CHANGE IN THE VALUE OF THE PESO RELATIVE TO THE DOLLAR (1)         AMOUNT        ABSOLUTE VARIATION      % CHANGE
----------------------------------------------------------------------------------------------------------------------------
                                                                           (in millions of December 31, 2002, constant pesos)
      40% ...........................................................       Ps.1,284            Ps. 367                40
      30% ...........................................................          1,192                275                30
      20% ...........................................................          1,100                183                20
      10% ...........................................................          1,009                 92                10
      Static ........................................................            917                  -                 -
      -10% ..........................................................            825                (92)              (10)
      -20% ..........................................................            734               (183)              (20)
      -30% ..........................................................            642               (275)              (30)
      -40% ..........................................................            550               (367)              (40)
-------------------------------------------------------------------------------------------------------------------------

(1) Devaluation / (Revaluation).

As of December 31,2002 the Bank had a net asset position in foreign currency 85% lower than that as of December 31, 2001. The December 31, 2001, reflected a situation prior to the devaluation of the peso (January 2002). The decrease as of December 31, 2002 was mainly attributable to the compensation, by the Government, of the effects of the "asymmetric pesification" of certain assets and liabilities through, in the case of the Bank, dollar-denominated bonds, given that the "asymmetric pesification", among others, left the Bank with an involuntary short foreign currency position. In accordance with the compensation rules applicable, the total amount of compensation determined for the Bank (compensatory and hedge bonds) was US$2,254 million in Boden 2012. At the date hereof, this amount is subject to review by the Argentine Central Bank.

As of December 31, 2001, the Bank's net asset foreign currency position increased 257.2% as compared with December 31, 2000 levels, mainly as a result of the reduction in its deposit base (mostly composed of dollar-denominated deposits) during 2001. During 2001 the Bank's dollar-denominated deposits decreased by Ps.2,863.7 million. This source of funds was replaced by the financial assistance of the Argentine Central Bank, in its capacity as lender of last resort, which is denominated in pesos.

The Ps.592 million increase in the net non-trading foreign exchange portfolio as of December 31, 2000 when compared with June 30, 2000 was due to an increase in loans to the Argentine public sector.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Grupo Galicia's subsidiary, Banco de Galicia y Buenos Aires, S.A. and its Cayman Branch (the "Bank"), currently have the following payment defaults under the following indebtedness:

- Loans under the Reimbursement and Credit Agreement, dated as of September 22, 2000, as amended, among the Bank, HSBC Bank USA, as Issuing Bank, the lenders party thereto, Bank of America, N.A., as Administrative Agent, and Bank of America Securities LLC and HSBC Securities (USA) Inc., as joint Arrangers. As of June 30, 2003, the total principal amount in default is US$82.000.000 and the total accrued and unpaid interest is US$7.414.166.

- Loans under the Reimbursement and Credit Agreement, dated as of February 23, 2001, among the Bank, Bayerische Hypo-und Vereinsbank AG, acting through its New York Branch, as Issuing Bank, the Lenders party thereto, The Chase Manhattan Bank as Administrative Agent and JP Morgan, a division of Chase Securities Inc., as Arranger. As of June 30, 2003, the total principal amount in default is US$250.000.000 and the total accrued and unpaid interest is US$25.348.959.

- Notes issued under the Indenture, dated as of November 8, 1993, among the Bank, the Bank of New York, as the Trustee, the co-Registrar, the principal Paying Agent and the Registrar. As of June 30, 2003, the total accrued and unpaid interest is US$29.865.253. The US$200,000,000 in principal amount on the notes issued under this Indenture mature on November 1, 2003.

- Floating Rate Notes issued under the Indenture, dated as of August 5,1997, among the Bank, UBS AG (formerly SBC Warburg Inc.), as Lead Manager, Citicorp Trust Company Limited, London, as Trustee and Citibank N.A., London, as Paying and Issue Agent. As of June 30, 2003, the total principal amount in default is US$150.000.000 and the total accrued and unpaid interest is US$7.983.760.

- Floating Rate Notes issued under the Indentures, dated as of December 18, 2000 and June 7, 2001, among the Bank, Santander Central Hispano Investment Securities Inc, New York, as Arranger and Syndication Agent, Banco Santander Central Hispano S.A., acting through its New York Branch, as Administrative and PRI Agent, the Initial Purchasers and The Bank of New York, New York, as Principal Paying Agent. As of June 30, 2003, the total principal amount in default is US$20.666.667 and the total accrued and unpaid interest is US$3.414.224. The remaining principal amount of these Notes is US$34.444.444, redeemable semi-annually with final maturity on December 20,2005.

- Loans under the Investment Agreement, dated as of July 19, 1996, as amended and restated as of July 2, 1999, among the Bank, the International Finance Corporation and Dresdner Bank AG, New York Branch, as Arrangers, Dresdner Bank AG, New York Branch, as Issuing Bank, the Lenders party thereto and Bankers Trust Company as Depositary and Administrative Agent. As of June 30, 2003, the total principal amount in default is US$245.000.000 and the total accrued and unpaid interest is US$14.886.302.

- Loans under the Investment Agreement, dated July 19, 1996 and the Credit Line Agreement, dated January 25, 1999, among the Bank and the International Finance Corporation. As of June 30, 2003, the total principal amount in default is US$17.857.142 and the total accrued and unpaid interest is US$4.809.409. The remaining principal amount of these Loans is US$47.142.858, with final maturity on March 15, 2009.

- Loans under the Financial Intermediary Loan Agreement dated March 5, 1993, and the Amended and Restated Financial Intermediary Loan Agreements dated as of April 5, 1994, March 15, 1996 and June 23, 1997, among the Bank and the Inter-American Investment Corporation. As of June 30, 2003, the total principal amount in default is for the A Loan US$2.727.270 and the total accrued and unpaid interest is US$217.475; for the Extended B Loan US$3.888.889 and the total accrued and unpaid interest is US$232.577 and for the Second Extended B Loan US$18.999.999 and the total accrued and unpaid interest is US$1.204.741. The remaining principal amount of the A Loan is US$909.090 with final maturity on October 15, 2003 and for the Second Extended B Loan is US$6.333.333 with final maturity on October 15, 2003. The extended B Loan matured on April 15, 2002.

- Loans under the Financial Intermediary Loan Agreement dated December 21, 1998, among the Bank and the Inter-American Investment Corporation. As of June 30, 2003, the total principal amount in default is for the A Loan US$1.764.705 and the total accrued and unpaid interest is US$645.113; for the B Loan US$9.272.727 and the total accrued and unpaid interest is US$1.937.276. The remaining principal amount of the A Loan is US$7.058.820 with final maturity on February 15, 2009 and for the B Loan is US$18.545.454 with final maturity on February 15, 2006.

- Loan under the Loan Agreement dated September 12, 1995, among the Bank and the FMO (Netherlands Development Finance Company). As of June 30, 2003, the total principal amount in default is US$2.000.000 and the total accrued and unpaid interest is US$129.667.

- Loan under the Loan Agreement dated February 29, 1996, among the Bank and the FMO (Netherlands Development Finance Company). As of June 30, 2003, the total principal amount in default is US$2.499.999 and the total accrued and unpaid interest is US$329.810. The remaining principal amount of this loan is US$1.669.001, with final maturity on May 15, 2004.

- Loan under the Loan Agreement dated September 11, 1998, among the Bank and the FMO (Netherlands Development Finance Company). As of June 30, 2003, the total principal amount in default is US$2.812.500 and the total accrued and unpaid interest is US$754.118. The remaining principal amount of this loan is US$10.312.500, with final maturity on August 15, 2008.

- Loans under the Export Credit Guarantee Program GSM-102 of the Commodity Credit Corporation, United States Department of Agriculture, among the Bank and U.S. Banks. As of June 30, 2003, the total principal amount in default is US$34.059.985 and the total accrued and unpaid interest is US$1.529.786. The remaining principal amount of this loan is US$68.119.972, with final maturity on June 23, 2004.

- Trade and Financial Loans, among the Bank and Foreign Banks. As of June 30, 2003, the total principal amount in default is US$121.864.175 and the total accrued and unpaid interest is US$6.547.759.759. Of the above mentioned outstanding, the remaining principal amount is US$376.875 with final maturity on May 26, 2006.

- Deposits placed by Banco Galicia Uruguay S.A. in the Bank. As of June 30, 2003, the total principal amount in default is US$399.512.800 and the total accrued and unpaid interest is US$23.998.398

Contractual rates were used to bring the amounts up to June 30, 2003. All of these debts are currently undergoing a restructuring process, which has not finalized at the date hereof.

In additon, as of June 30, 2003, the regional credit-card companies in which the Bank had majority interests had US$17.5 million in principal and interest, due and unpaid under various negotiable obligations programs.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

[Not applicable]

ITEM 15. CONTROLS AND PROCEDURES

An evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15 (c) and 15d-15(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of June 30, 2003 (the "Evaluation Date"), which was within 90 days of this annual report, was carried out by the Company under the supervision and with participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Company's Chief Executive

Officer and Chief Financial Officer have concluded, in their judgment that, as of the Evaluation Date, the Company's disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and resorted within the time periods specified in the Securities and Exchange Commission's rules and forms. A controls system, no mater how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls subsequent to the Evaluation Date, including corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. [RESERVED]

Not Applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

The Registrant has elected to provide financial statements for the fiscal year ended December 31, 2000 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Report of the Independent Accountants

Consolidated Balance Sheets as of December 31, 2002 and December 31, 2001

Consolidated Statements of Income for the years ended December 31, 2002, and December 31, 2001 and for the six-months ended December 31, 2000

Consolidated Statements of Cash Flows for the years ended December 31, 2002, and December 31, 2001 and for the six-months ended December 31, 2000

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2002, and December 31, 2001 and for the six-months ended December 31, 2000

Notes to the Consolidated Financial Statements

ITEM 19. EXHIBITS

(a)      Financial Statements.

(b)      Exhibits.

1.1      English translation of the By-laws (estatutos sociales).*

1.2      Spanish version of the By-laws (estatutos sociales).*

2.1 Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American Depositary Receipt.*

2.2 Lock Up Letter Agreement provided by the controlling shareholders of the registrant.*

2.3 English translation of the EBA Holding S.A. Declaration provided by EBA Holding S.A.*

2.4      English translation of Declaration of the shareholders of EBA Holding
         S.A.*

2.5 Spanish version of shareholders resolution of registrant dated May 16, 2000 (together with English translation).*

2.6 Spanish version of shareholders resolution of registrant, dated May 29, 2000 (together with English translation).*

2.7 Spanish version of Board of Directors resolution of registrant, dated June 5, 2000 (together with English translation).*

2.8 English translation of Board of Directors resolution of registrant, dated June 15, 2000.*

4.1 English translation of form of Financial Trust Contract, dated April 12, 2002, among the Bank, ABN AMRO BANK, Argentine Branch (the trustee), Banco Rio de la Plata S.A., BankBoston N.A. (Buenos Aires Branch), BBVA Banco Frances S.A., HSBC Bank Argentina S.A., Seguro de Depositos S.A., Banco Macro S.A., Banco Credicoop Cooperativo Limitado, Banca Nazionale del Lavoro S.A., Banco Mariva S.A., Banco Comafi S.A., Banco Patagonia S.A., Banco Saenz S.A. and Banco de Valores S.A.

4.2 English translation of form of Financial Trust Contract, dated April 16, 2002, among the Bank, Banco Provincia de Buenos Aires and BAPRO Mandatos y Negocios S.A.

4.3 English translation of form of Loan Agreement, dated March 21, 2002, by and between Seguro de Depositos S.A. and the Bank.

4.4 English translation of form of Loan Agreement, dated April 30, 2002, between BANCO DE LA NACION ARGENTINA, in its capacity as trustee of the Trust Fund for Assistance to Financial Institutions and Insurance Companies Fiduciary Fund for the Assistance to Financial Institutions and Insurance Companies and the Bank.

12.1 English translation of the Annual Report for the Fiscal Year ended December 31, 2002.

12.2 Statement Under Oath of Principal Executive Officer Regarding Facts and Circumstances Relating to Exchange Act Filings.

12.3 Statement Under Oath of Principal Financial Officer Regarding Facts and Circumstances Relating to Exchange Act Filings.

* Incorporated by reference from Registration Statement on Form F-4 (333-11960).

                                    SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          GRUPO FINANCIERO GALICIA S.A.

                                          By: /s/ Antonio Garces
                                             -----------------------------------
                                             Name: Antonio Garces
                                             Title: Chairman of the Board, Chief
                                                    Executive Officer

Date: July 14, 2003

                                 CERTIFICATIONS

I, Antonio Garces, the principal executive officer of Grupo Financiero Galicia, S.A., certify that:

         1. I have reviewed this annual report on Form 20-F of Grupo Financiero Galicia S.A.;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

                      a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                      b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

                      c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

                      a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                      b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 14, 2003

                                          /s/ Antonio Garces
                                          --------------------------------------
                                          Name:  Antonio Garces
                                          Title: Chairman of the Board and Chief
                                                 Executive Officer

I, Pedro A. Richards, the principal financial officer of Grupo Financiero Galicia, S.A., certify that:

         1. I have reviewed this annual report on Form 20-F of Grupo Financiero Galicia S.A.;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

                      a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                      b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

                      c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

                      a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                      b) any fraud, whether or not material, that involves
                  management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 14, 2003

                                          /s/ Pedro A. Richards
                                          --------------------------------------
                                          Name: Pedro A. Richards
                                          Title: Managing Director
                                                 (Chief Financial Officer)

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                            PAGE
                                                                                                            ----
Report of the Independent Accountants as of and for the fiscal years ended December 31, 2002 and 2001,
 the six months ended December 31, 2000 and the fiscal year ended June 30, 2000...........................   F-2

Consolidated Balance Sheets as of December 31, 2002 and 2001..............................................   F-4

Consolidated Statements of Income for the years ended December 31, 2002 and 2001, for the six months
 ended December 31, 2000 and for fiscal year ended June 30, 2000..........................................   F-7

Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2001, for the six months
 ended December 31, 2000 and for the fiscal year ended June 30, 2000......................................   F-9

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2002 and
 2001, for the six months ended December 31, 2000 and for the fiscal years ended June 30, 2000............  F-11

Notes to the Consolidated Financial Statements............................................................  F-13

                      REPORT OF THE INDEPENDENT ACCOUNTANTS

To the Chairman and Directors of
Grupo Financiero Galicia S.A.

We have audited the consolidated balance sheets of Grupo Financiero Galicia S.A. and subsidiaries at December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year ended December 31, 2002 and 2001, for the six-month period ended December 31, 2000 and of Banco de Galicia y Buenos Aires and subsidiaries for the year ending June 30, 2000, as well as their accompanying notes 1 to 40. These consolidated financial statements and notes are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements.

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

As mentioned in Note 2 and 38, the accompanying consolidated financial statements have been prepared in accordance with accounting rules prescribed by the Argentine Central Bank, which differ in certain respects from, and is a comprehensive basis of accounting other than, Argentine generally accepted accounting principles applicable to enterprises in general.

The presentation of the financial statements and notes thereto are presented in accordance with Argentine Central Bank rules that differ in certain material respects from U.S. GAAP and from disclosure requirements of the Securities and Exchange Commission. A description of these differences applicable for the year ended December 31, 2002 and 2001, for the six months ended December 31, 2000 and for the year ending June 30, 2000 are included in notes 24, 27, 31, 36 and 39 to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Financiero Galicia S.A. and subsidiaries at December 31, 2002 and 2001, and the results of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2002 and 2001 and for the six-month period ended December 31, 2000 and the financial position of Banco de Galicia y Buenos Aires S.A. and subsidiaries at June 30, 2000, and the results of their operations, changes in shareholders' equity and cash flows for the fiscal year ended June 30, 2000, in conformity with rules prescribed by the Argentine Central Bank. Such rules prescribed by the Argentine Central Bank differ in certain respects from generally accepted accounting principles in the United States and from presentation and disclosure requirements of the Securities and Exchange Commission's regulations, as disclosed in notes 27 and 39 to the consolidated financial statements.

The accompanying consolidated financial statements as of December 31, 2002 and 2001 have been prepared assuming that Grupo Financiero Galicia S.A. will continue as a going concern. As mentioned in note 1 to the accompanying consolidated financial statements, the country of Argentina has been subject to a financial and economic crisis that caused significant measures to be taken by the Argentine Government beginning at the end of 2001 and continuing into 2003. Many of the measures adopted by the Argentine Government significantly affected the liquidity, solvency and profitability of the financial system as a whole and have adversely affected other businesses and individuals in Argentina. The Argentine Government and Central Bank have adopted additional measures designed to moderate such effects while fostering a restructuring of the financial system and attempting to stay the economic downturn. Regulations of the Argentine Government and Central Bank are being implemented and further regulations are being considered. In addition, the Company's most significant subsidiary (Banco de Galicia y Buenos Aires S.A., the "Bank"), comprising approximately 85.6% of the Company's total assets, has filed and received approval from the Argentine Central Bank, of a restructuring and rehabilitation plan, which call for among other things, certain restructuring on external debt and an increase in capital. It is uncertain whether the restructuring of the financial system as a whole, the other measures designed to stay the economic downturn and the Bank's rehabilitation and restructuring plan will be successful enough to allow the Company to continue its operations and meet its solvency and liquidity ratios required by the Argentine Central Bank. This situation and the financial outcome of the uncertainties and its possible impact on the recoverability of the Company's assets and the settlement of the Company's liabilities give rise to a substantial doubt that the Company can continue as a going concern. The consolidated financial statements as of December 31, 2002 do not include any adjustment that might reflect the outcome of these uncertainties.

                                                      /s/ PricewaterhouseCoopers

Buenos Aires, Argentina
February 17, 2003, except for note 1 and 37 as to which the date is June 17, 2003.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                         AS OF DECEMBER 31 2002 AND 2001

  (Expressed in thousands of constant Argentine pesos as of December 31, 2002)

                                                                   GRUPO GALICIA
                                                        ------------------------------------
                                                                    DECEMBER 31,
                                                        ------------------------------------
                                                              2002                2001
                                                        ----------------    ----------------
ASSETS
A.  Cash and due from banks
    Cash..............................................  Ps.      248,056    Ps.      529,427
    Banks and correspondents..........................           323,178             599,117
    Other.............................................               619               1,459
                                                        ----------------    ----------------
                                                        Ps.      571,853    Ps.    1,130,003
B.  Government and corporate securities
    Holdings of investment account securities.........         1,658,463                   -
    Holdings of trading securities....................             7,614             127,872
    Unlisted government securities....................           145,410             143,283
    Investments in listed corporate securities........             9,354              12,875
    Allowances........................................            (6,815)               (253)
                                                        ----------------    ----------------
                                                        Ps.    1,814,026    Ps.      283,777

C.  Loans
    To the non-financial government sector............         7,623,560           8,681,840
    To the financial sector...........................           133,644             189,186
    To the non-financial private sector and residents          4,499,938          12,103,589
     abroad
      Overdrafts......................................           225,023             804,033
      Notes...........................................         1,530,917           3,855,290
      Mortgage loans..................................           856,495           3,269,754
      Pledge loans....................................           189,879             834,599
      Consumer loans..................................           118,948             578,332
      Credit card loans...............................           579,889           1,859,055
      Others..........................................           408,478             568,347
      Accrued Interest and quotation differences
      receivable......................................           603,218             388,735
      Document interest...............................           (10,738)            (54,554)
      Unallocated collections                                     (2,171)                 (2)
    Allowances........................................        (1,667,300)         (1,041,206)
                                                        ----------------    ----------------
                                                        Ps.   10,589,842    Ps.   19,933,409

D.  Other receivables resulting from financial
     brokerage
    Argentine Central Bank............................            55,425             133,472
    Amounts receivable for spot and forward sales
    to be settled.....................................             1,905             389.061
    Securities receivable under spot and forward
    purchases to be settled...........................               669           1,576,018
    Premiums on options bought........................                 -                 155
    Unlisted negotiable obligations...................           131,173             176,977
    Compensation to be received from the National
    Government........................................         7,037,155                   -
    Other.............................................         1,993,335           1,540,712
    Allowances........................................           (43,954)            (16,302)
                                                        ----------------    ----------------
                                                        Ps.    9,175,708    Ps.    3,800,093

   The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2002 AND 2001

  (Expressed in thousands of constant Argentine pesos as of December 31, 2002)

                                                                   GRUPO GALICIA
                                                        ------------------------------------
                                                                    DECEMBER 31,
                                                        ------------------------------------
                                                             2002                2001
                                                        --------------      ----------------
ASSETS (CONTINUED)
E.    Assets under financial leases
      Assets under financial leases.................    Ps.     24,885      Ps.       97,748
      Allowances....................................            (2,439)               (1,116)
                                                        --------------      ----------------
                                                        Ps.     22,446      Ps.       96,632
F.    Equity investments in other companies
      In financial institutions.....................             3,456                 2,246
      Other.........................................           152,281               179,412
      Allowances....................................           (52,384)              (33,295)
                                                        --------------      ----------------
                                                        Ps.    103,353      Ps.      148,363
G.    Miscellaneous receivables
      Debtors for sale of assets....................               655                 1,616
      Other.........................................           357,488               886,454
      Accrued interest on debtors for sale of
      assets receivable.............................                 2                    31
      Other accrued interest receivable.............               165                   284
      Allowances....................................           (29,121)              (55,071)
                                                        --------------      ----------------
                                                        Ps.    329,189      Ps.      833,314

H.    Fixed assets..................................           565,545               618,899

I.    Miscellaneous assets..........................           183,165               231,284

J.    Intangible assets
      Goodwill......................................           168,911               276,231
      Organization and development expenses.........           150,254               217,016
                                                        --------------      ----------------
                                                        Ps.    319,165      Ps.      493,247

K.    Unallocated items.............................            23,627                67,669
                                                        --------------      ----------------
                        TOTAL ASSETS................    Ps. 23,697,919      Ps.   27,636,690
                                                        ==============      ================

   The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2002 AND 2001

  (Expressed in thousands of constant Argentine pesos as of December 31, 2002)

                                                                   GRUPO GALICIA
                                                        ------------------------------------
                                                                    DECEMBER 31,
                                                        ------------------------------------
                                                             2002                 2001
                                                        --------------      ----------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

L.   Deposits
     Non-financial government sector................    Ps.      7,758      Ps.       25,182
     Financial sector...............................             2,921                38,476
     Non-financial private sector and residents
      abroad........................................         5,153,658            13,322,460
       Current accounts.............................           717,102             1,848,428
       Saving accounts..............................           558,995             3,212,579
       Time deposits................................         2,402,212             6,876,795
       Investment accounts..........................                 -               176,060
       Other........................................         1,101,361             1,077,880
       Accrued interest and quotation differences
        payable ....................................           373,988               130,718
                                                        --------------      ----------------
                                                        Ps.  5,164,337      Ps.   13,386,118

M.   Other liabilities resulting from financial
       brokerage
     Argentine Central Bank
         Liquidity assistance loans ................         5,402,778             2,695,575
         Other......................................         2,633,226               705,690
     Banks and international entities...............         3,157,185             1,642,837
     Unsubordinated negotiable obligations..........         3,434,596             1,833,115
     Amounts payable for spot and forward purchases
      to be settled.................................             2,115             1,391,242
     Securities to be delivered under spot and
      forward sales to be settled...................           123,454               375,087
     Loans from domestic financial institutions.....           199,531               349,199
      Other.........................................           999,765             1,370,185
     Accrued interest and quotation differences
      payable.......................................           276,829                82,663
                                                        --------------      ----------------
                                                        Ps. 16,229,479      Ps.   10,445,593
N.   Miscellaneous liabilities
     Dividends payable..............................                46                   467
     Directors' and Syndics' fees payable...........             2,194                 6,206
     Other..........................................           252,284               364,224
     Accrued adjustments and interest payable.......                 6                    11
                                                        --------------      ----------------
                                                        Ps.    254,530      Ps.      370,908

O.   Provisions.....................................           331,668                75,662
P.   Unallocated items..............................            10,348                24,689
Q.   Minority interests.............................            83,082               256,973
                                                        --------------      ----------------
                      TOTAL LIABILITIES.............    Ps. 22,073,444      Ps.   24,559,943
                                                        --------------      ----------------

     SHAREHOLDERS' EQUITY ..........................         1,624,475             3,076,747
                                                        --------------      ----------------
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..    Ps. 23,697,919      Ps.   27,636,690
                                                        ==============      ================

   The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
 FOR THE FISCAL YEARS ENDED DECEMBER 31, 2002 AND 2001, FOR THE SIX-MONTHS ENDED
         DECEMBER 31, 2000 AND FOR THE FISCAL YEAR ENDED JUNE 30, 2000. (Expressed in thousands of constant Argentine pesos as of December 31, 2002)

                                                               GRUPO GALICIA                           BANCO GALICIA
                                                       ---------------------------------------------  --------------
                                                                                        SIX-MONTHS
                                                                                           ENDED        YEAR ENDED
                                                          YEARS ENDED DECEMBER 31,      DECEMBER 31,      JUNE 30,
                                                       -------------  --------------   -------------  --------------
                                                            2002           2001            2000            2000
                                                       -------------  --------------   -------------  --------------
A.   Financial income
     Interest on cash and due from banks...........    Ps.     2,349  Ps.     63,184   Ps.    53,695  Ps.    103,317
     Interest on loans granted to the financial
     sector........................................           86,072          95,518          40,892          80,570
     Interest on overdrafts........................          135,657         254,247         129,119         240,160
     Interest on notes.............................          218,903       1,375,700         650,295       1,184,884
     Interest on mortgage loans....................          124,337         439,591         194,767         325,387
     Interest on pledge loans......................           59,176          90,802          51,139         103,122
     Interest on credit card loans.................          175,672         363,291         162,859         387,632
     Interest on other loans.......................          115,411         371,989         155,697         210,489
     Interest income from other receivables
     resulting from financial brokerage............          226,008         108,341          43,695          84,644
     Net income from government and corporate
     securities....................................          599,545         156,538         161,713         300,956
     Net income from options.......................                -               -               -             391
     Net income from guaranteed loans - Decree No.
     1387/01.......................................          221,796          70,867               -               -
     Consumer price index adjustment...............        3,373,381               -               -               -
     Others........................................          409,257         165,728         147,882         253,730
                                                       -------------  --------------   -------------  --------------
                                                       Ps. 5,747,564  Ps.  3,555,796   Ps. 1,791,753  Ps.  3,275,282

B.   Financial expenses
     Interest on current accounts..................           17,413          52,354               -               -
     Interest on savings accounts..................            8,074          36,976          25,348          54,608
     Interest on time deposits.....................          289,329       1,310,110         552,407         955,852
     Interest on loans from the financial sector...           26,249          15,691           1,219          10,774
     Interest expense from other liabilities
     resulting from financial brokerage............          647,395         430,097         261,412         432,793
     Other interest ...............................        1,591,499          84,858          19,974          35,593
     Net loss on options...........................              261           1,132           2,222               -
     Consumer price index adjustment...............        1,719,656               -               -               -
     Others........................................          221,115         176,536         104,662         206,333
                                                       -------------  --------------   -------------  --------------
                                                       Ps. 4,520,991  Ps.  2,107,754   Ps.   967,244  Ps.  1,695,953

C.   Gross brokerage margin.........................       1,226,573       1,448,042         824,509       1,579,329

     Loan loss provision ..........................        1,634,328         999,798         270,171         544,939

D.   Income from services
     In relation to lending transactions...........          141,166         326,870         127,046         138,549
     In relation to borrowing transactions.........          148,590         260,577         123,824         244,478
     Other commissions.............................           14,287         101,302          41,775          59,054
     Other.........................................          207,522         458,049         220,475         487,250
                                                       -------------  --------------   -------------  --------------
                                                       Ps.   511,565  Ps.  1,146,798   Ps.   513,120  Ps.    929,331

E.   Expenses for services
     Commissions...................................           99,489         103,793          47,749          92,842
     Other.........................................           39,935         108,450          47,531          88,793
                                                       -------------  --------------   -------------  --------------
                                                       Ps.   139,424  Ps.    212,243   Ps.    95,280  Ps.    181,635

   The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
 FOR THE FISCAL YEARS ENDED DECEMBER 31, 2002 AND 2001, FOR THE SIX-MONTHS ENDED
         DECEMBER 31, 2000 AND FOR THE FISCAL YEAR ENDED JUNE 30, 2000. (Expressed in thousands of constant Argentine pesos as of December 31, 2002)

                                                               GRUPO GALICIA                                  BANCO GALICIA
                                                       --------------------------------------------------    ---------------
                                                                                             SIX-MONTHS
                                                                                               ENDED            YEAR ENDED
                                                            YEARS ENDED DECEMBER 31,        DECEMBER 31,         JUNE 30,
                                                       ---------------   ---------------   --------------    ---------------
                                                             2002             2001              2000               2000
                                                       ---------------   ---------------   --------------    ---------------
F.  Monetary result of financial brokerage.........    Ps.  (1,425,319)  Ps.           -   Ps.          -    Ps.           -

G.  Administrative expenses
    Personnel expenses.............................            491,738           693,575          340,763            648,041
    Directors' and syndics' fees...................              3,208            35,121           26,047             80,159
    Other fees.....................................             27,784            25,027           16,547             34,536
    Advertising and publicity......................             15,236            54,060           33,002             60,356
    Taxes..........................................             57,262            83,783           23,109             51,635
    Other operating expenses.......................            287,696           370,012          172,678            353,020
    Other..........................................             56,401            96,571           47,304             99,487
                                                       ---------------   ---------------   --------------    ---------------
                                                       Ps.     939,325   Ps.   1,358,149   Ps.    659,450    Ps.   1,327,234

H.  Monetary result of operating expenses..........    Ps.      20,819   Ps.           -   Ps.          -    Ps.           -

    Net (loss)/income from financial brokerage.....         (2,379,439)           24,650          312,728            454,852

I.  Minority interests.............................            267,242           (21,967)         (13,779)               651

J.  Miscellaneous income
    Net income on long term investments............                  -            34,656                -                  -
    Penalty interest...............................              6,198             6,929            3,528              9,889
    Loans recovered and allowances reversed........             37,800            83,202           49,398             64,908
    Consumer price index adjustment................              1,115                 -                -                  -
    Other..........................................            243,775           598,356           36,371             67,687
                                                       ---------------   ---------------   --------------    ---------------
                                                       Ps.     288,888   Ps.     723,143   Ps.     89,297    Ps.     142,484
K.  Miscellaneous losses
    Net loss on long-term investments..............             51,522                 -            9,714             11,973
    Penalty interest and charges in favor of the
    Argentine Central Bank.........................                640               107              341                730
    Loan loss provision from miscellaneous
    receivables and other provisions...............            445,405            82,785           21,112             22,277
    Consumer price index adjustment................                 22                 -                -                  -
    Other..........................................            268,561           223,003           46,273             59,389
                                                       ---------------   ---------------   --------------    ---------------
                                                       Ps.     766,150   Ps.     305,895   Ps.     77,440    Ps.      94,369

L.  Monetary Result of other operations............    Ps.    (161,680)  Ps.           -   Ps.          -    Ps.           -

    Net income before tax..........................         (2,751,139)          419,931          310,806            503,618

M.  Income tax.....................................            (65,847)         (157,677)        (114,405)          (162,141)
                                                       ---------------   ---------------   --------------    ---------------
    Net (loss)/income for the period before the
    Absorption.....................................    Ps. (2,816,986)   Ps.     262,254   Ps.    196,401    Ps.     341,477

    Absorption subject to the Approval of the
    Annual Share-holders Meeting (*) ..............          1,358,193                 -                -                  -
                                                       ---------------   ---------------   --------------    ---------------
    Net income for the year after the Absorption...    Ps.  (1,458,793)  Ps.     262,254   Ps.    196,401     Ps.    341,477
                                                       ===============   ===============   ==============    ===============
    Net income per common share before the
    absorption(basic and assuming full dilution)...             (2.579)            0.240            0.192              0.291

    Net income per common share after the
    absorption (basic and assuming full dilution)..             (1.335)            0.240            0.192              0.291

(*) Effect on the foreign currency position compensation,
   The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
    FOR THE FISCAL YEARS ENDED DECEMBER 31, 2002 AND 2001, FOR THE SIX-MONTHS
       ENDED DECEMBER 31, 2000 AND FOR THE FISCAL YEAR ENDED JUNE 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002)

                                                                      GRUPO GALICIA                          BANCO GALICIA
                                                    --------------------------------------------------     ---------------
                                                                                          SIX-MONTHS
                                                                                             ENDED            YEAR ENDED
                                                         YEARS ENDED DECEMBER 31,         DECEMBER 31,          JUNE 30,
                                                    --------------     --------------    -------------     ---------------
                                                         2002                2001            2000                2000
                                                    --------------     --------------    -------------     ---------------
CASH PROVIDED BY OPERATING ACTIVITIES:
Net income.......................................   Ps.  (1,458,793)   Ps.    262,254    Ps.   196,401    Ps.      341,477
Adjustments to reconcile net income to net cash
from Operating activities:
Depreciation of bank premises and equipment and
Miscellaneous assets.............................            65,208            62,992           28,258              56,443
Amortization of intangible assets................           167,165           109,968           45,243              91,558
Increase in allowances for loan and other
losses, net of reversals.........................         2,063,749         1,044,701          277,002             516,840
Equity (income) loss of unconsolidated
subsidiaries.....................................            51,522           (11,488)          (6,269)              9,871
Loss on sale of premises and equipment...........           (59,430)            7,632            1,254               2,392
Accretion of discount on available-for-sale
securities.......................................                 -          (180,140)         (93,362)           (207,090)
(Gain) Loss on sales of available-for-sale
securities.......................................                 -            (2,058)            (878)            (19,175)
Decrease (Increase) in government securities -
trading..........................................                 -        (1,313,046)         519,645             395,657
Decrease (Increase) in other assets..............           415,502           385,402           13,365             378,960
(Decrease) Increase in other liabilities.........          (252,196)        2,183,508          187,761            (179,977)
Absorption subject to the Approval of the Annual
Shareholders Meeting (*).........................        (1,358,193)                -                -                   -
Monetary loss....................................         1,566,180                 -                -                   -
Consumer price index adjustment
(CER)............................................        (1,616,489)
Unrealized foreign exchange gain.................          (512,421)                -                -                   -
                                                    ---------------    --------------    -------------    ----------------
NET CASH (USED IN) PROVIDED BY OPERATING
ACTIVITIES.......................................   Ps.    (928,196)   Ps.  2,549,725    Ps. 1,168,420    Ps.    1,386,956

CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES:

Decrease (Increase) in loans, net................         2,591,053         1,035,465       (1,137,685)         (2,442,776)
Sale of Galtrust I Securities....................                 -                 -          102,497                   -
Increase in investments in other companies.......                 -           (57,691)         (92,320)            (34,337)
Cash dividends and capital repayments of
available-for-sale securities....................                 -            50,646          121,563             319,696
Sales of investments in other companies..........                 -            59,394            3,655               4,889
Purchase of available-for-sale securities........                 -          (409,428)        (196,960)         (2,617,468)
Proceeds on available-for-sale securities........                 -           199,687          404,441           2,672,570
(Increase) Decrease in deposits at the Argentine
Central Bank.....................................           (18,825)        2,960,529         (605,554)         (1,918,570)
Additions to bank premises and equipment,
miscellaneous, and intangible assets.............            (63,724)         (421,064)        (112,773)           (279,940)
Proceeds of sales of premises and equipment......            85,191            41,518            9,115              23,726
                                                    ---------------    --------------    -------------    ----------------
NET CASH PROVIDED BY (USED IN) INVESTING
ACTIVITIES.......................................   Ps.   2,593,695    Ps.  3,459,056    Ps.(1,504,021)    Ps.  (4,272,210)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Cash dividends...................................                 -           (81,101)         (17,803)            (76,166)
Capital increase.................................                 -            12,030              245                   -
Increase (Decrease) in deposits, net.............        (5,964,672)       (6,035,798)         352,026           1,950,919
Borrowings under credit facilities - long term...                 -         3,936,164          574,944             319,727
Payments on credit facilities - long term........           (48,334)       (2,937,641)        (540,703)           (126,921)
Increase (Decrease) in short-term borrowings, net         3,367,777        (1,050,400)         135,002             234,211
Decrease (Increase) in repurchase agreements.....         1,102,847           (76,526)        (180,737)            218,580
                                                    ---------------    --------------    -------------    ----------------
NET CASH (USED IN) PROVIDED BY FINANCING
ACTIVITIES.......................................   Ps.  (1,542,382)   Ps. (6,233,272)   Ps.   322,974    Ps.    2,520,350

(*) Effect on the foreign currency position compensation.
The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

 FOR THE FISCAL YEARS ENDED DECEMBER 31, 2002 AND 2001, FOR THE SIX-MONTHS ENDED
          DECEMBER 31, 2000 AND FOR THE FISCAL YEAR ENDED JUNE 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002)

                                                                       GRUPO GALICIA                          BANCO GALICIA
                                                     --------------------------------------------------     ----------------
                                                                                            SIX-MONTHS
                                                                                              ENDED            YEAR ENDED
                                                          YEARS ENDED DECEMBER 31,         DECEMBER 31,          JUNE 30,
                                                     --------------   ----------------    -------------     ----------------
                                                          2002              2001              2000                2000
                                                     --------------   ----------------    -------------     ----------------
INCREASE IN CASH AND CASH EQUIVALENTS NET
 (DECREASE).......................................   Ps.    123,117   Ps.     (224,491)   Ps.   (12,627)    Ps.     (364,904)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF
 THE YEAR.........................................        1,130,003          1,354,494        1,367,121            1,731,076
MONETARY EFFECT ON CASH AND CASH EQUIVALENT.......         (681,267)                 -                -                    -
                                                     --------------   ----------------    -------------     ----------------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR..   Ps.    571,853   Ps.    1,130,003    Ps. 1,354,494     Ps.    1,366,172

SUPPLEMENTAL DISCLOSURES RELATIVE TO CASH FLOWS:
Interest paid.....................................   Ps.    816,261   Ps.    1,215,641    Ps.   681,259     Ps.    1,459,726
Income tax paid...................................                -             62,691           63,818              140,410

The transfer of loans to the "Galtrust I" Financial Trust during the six-month period ended December 31, 2000, amounting to Ps.968,358 and to the "Galtrust II, III, IV and V" Financial Trusts during the year ended December 31, 2001 of Ps.521,203, and the swap of government debt instruments into "Secured Loans" amounting to Ps.2,332,799 did not require the movement of cash.

The amount of Ps.687,478 for the compensation, the amount receivable of Ps.7,037,155, for the compensation to be received from the National Government and the advance to be requested from the Argentine Central Bank for the subscription of the Hedge Bond, for Ps.2,468,345 did not require the movement of cash as well as the pesification effect due to Decree No.214/02.

  The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
    FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001, FOR THE SIX-MONTHS ENDED DECEMBER 31, 2000 AND FOR THE FISCAL YEAR ENDED JUNE 30, 2000
  (Expressed in thousands of constant Argentine pesos as of December 31, 2002)

                                                                   BANCO GALICIA

                                                                         ADJUSTMENTS
                                                                             TO            PROFIT RESERVES
                                                             PAID IN    SHAREHOLDERS'      --------------
                                            CAPITAL STOCK    CAPITAL       EQUITY         LEGAL        OTHER
                                            -------------  ----------   ------------   -----------   ---------
BALANCE AT JUNE 30, 1999                     Ps. 405,417   Ps.310,678   Ps.1,000,407   Ps. 296,222   Ps.   129

Distribution of retained earnings
Approved by the shareholders' meeting

  - Legal reserve                                      -            -              -        65,793           -
  - Reserve provided by the Bylaws                     -            -              -             -          15
  - Cash dividends                                     -            -              -             -           -
  - Stock dividends of capitalisation
     of profits                                   63,245            -         74,909             -           -
Net income for the year                                -            -              -             -           -
                                             -----------   ----------    -----------   -----------   ---------
BALANCE AT JUNE 30, 2000                     Ps. 468,662   Ps.310,678    Ps.1,075,316  Ps. 362,015   Ps.   144
                                             ===========   ==========    ===========   ===========   =========


                                               UNREALIZED                     TOTAL
                                               VALUATION       RETAINED    SHAREHOLDERS'
                                             DIFFERENCE (*)    EARNINGS       EQUITY
                                             --------------  -----------   ------------
BALANCE AT JUNE 30, 1999                       Ps.      -    Ps. 631,809   Ps.2,644,662

Distribution of retained earnings
Approved by the shareholders' meeting

  - Legal reserve                                       -        (65,793)             -
  - Reserve provided by the Bylaws                      -            (15)             -
  - Cash dividends                                      -        (76,166)       (76,166)
  - Stock dividends of capitalisation
     of profits                                         -       (138,154)             -
Net income for the year                                 -        341,477        341,477
                                               ----------    -----------   ------------
BALANCE AT JUNE 30, 2000                       Ps.      -    Ps. 693,158   Ps.2,909,973
                                               ==========    ===========   ============

   The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
    FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001, FOR THE SIX-MONTHS ENDED
          DECEMBER 31, 2000 AND FOR THE FISCAL YEAR ENDED JUNE 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002)

                                                                   GRUPO GALICIA

                                                                         ADJUSTMENTS
                                                                             TO            PROFIT RESERVES
                                                             PAID IN    SHAREHOLDERS'  ------------------------
                                            CAPITAL STOCK    CAPITAL       EQUITY         LEGAL        OTHER
                                            -------------  ----------   ------------   -----------   ----------
BALANCE AT JUNE 30, 2000                    Ps.  543,000   Ps. 15,250   Ps.  661,203   Ps.   1,944   Ps. 40,279
Capital increase approved by
the extraordinary meeting of
shareholders-held on May
16, 2000 (*)                                     549,407       64,001        726,532             -            -
Net income for the six-month period                    -            -              -             -            -
                                            ------------   ----------   ------------   -----------   ----------
BALANCE AT DECEMBER 31, 2000                Ps.1,092,407   Ps. 79,251      1,387,735   Ps.   1,944   Ps. 40,279
                                            ============   ==========   ============   ===========   ==========
Distribution of retained
earnings approved by the
shareholders meeting held on
March 15, 2001
-Legal Reserve                                         -            -              -        14,181            -
-Reserve provided by the Bylaws                        -            -              -             -      196,597
-Cash dividends                                        -            -              -             -            -
Net income for the year                                -            -              -             -            -
                                            ------------   ----------   ------------   -----------   ----------
BALANCE AT DECEMBER 31, 2001                Ps.1,092,407   Ps. 79,251   Ps.1,387,735   Ps.  16,125   Ps.236,876
                                            ============   ==========   ============   ===========   ==========
Adjustment retained earnings
Distribution of retained
earnings approved by the
shareholders meeting held on
March 15, 2001
-Legal Reserve                                         -            -              -        13,113            -
-Reserve provided by the Bylaws                        -            -              -             -      251,208
-Cash dividends                                        -            -              -             -            -
Net income for the year
before the Absorption                                  -            -              -             -            -
ABSORPTION SUBJECT TO THE
APPROVAL OF THE ANNUAL
SHAREHOLDERS MEETING (*)                               -            -              -             -            -
Transfer to net income of the Absorption,
net                                                    -            -              -             -            -
Net income after the Absorption
                                            ------------   ----------   ------------   -----------   ----------
BALANCE AT DECEMBER 31, 2002                Ps.1,092,407   Ps. 79,251   Ps.1,387,735   Ps.  29,238   Ps.488,084
                                            ============   ==========   ============   ===========   ==========


                                             UNREALIZED                        TOTAL
                                             VALUATION       RETAINED      SHAREHOLDERS'
                                           DIFFERENCE (*)    EARNINGS         EQUITY
                                           --------------  -------------   -------------
BALANCE AT JUNE 30, 2000                               -   Ps.    87,229   Ps. 1,348,905
Capital increase approved by
the extraordinary meeting of
shareholders-   held on May
16, 2000 (*)                                           -               -       1,339,940
Net income for the six-month period                    -         196,401         196,401
                                            ------------   -------------   -------------
BALANCE AT DECEMBER 31, 2000                           -   Ps.   283,630   Ps. 2,885,246
                                            ============   =============   =============
Distribution of retained
earnings approved by the
shareholders meeting held on
March 15, 2001
-Legal Reserve                                         -         (14,181)              -
-Reserve provided by the Bylaws                        -        (196,597)              -
-Cash dividends                                        -         (70,753)        (70,753)
Net income for the year                                -         262,254         262,254
                                            ------------   -------------   -------------
BALANCE AT DECEMBER 31, 2001                Ps.        -   Ps.   264,353   Ps. 3,076,747
                                            ============   =============   =============
Adjustment retained earnings                                       6,521           6,521
Distribution of retained
earnings approved by the
shareholders meeting held on
March 15, 2001
-Legal Reserve                                         -         (13,113)              -
-Reserve provided by the Bylaws                        -        (251,208)              -
-Cash dividends                                        -               -               -
Net income for the year
before the Absorption                                  -      (2,816,986)     (2,816,986)
ABSORPTION SUBJECT TO THE
APPROVAL OF THE ANNUAL
SHAREHOLDERS MEETING (*)                       1,358,193               -       1,358,193
Transfer to net income of the Absorption,
net                                           (1,358,193)      1,358,193               -
Net income after the Absorption                        -      (1,458,793)     (1,458,793)
                                            ------------   -------------   -------------
BALANCE AT DECEMBER 31, 2002                Ps.        -   Ps.(1,452,240)  Ps. 1,624,475
                                            ============   =============   =============

(*) Effect on the foreign currency position compensation.

   The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000
            (Expressed in thousands of constant Argentine pesos as of
                      December 31, 2002, except as noted)

1.    BASIS OF PRESENTATION, ACQUISITIONS, ESTIMATES AND UNCERTAINTIES

Grupo Financiero Galicia S.A. ("Grupo Galicia", the "Company" or "the Group") is a corporation organized under the laws of Argentina that acts as a holding company for Banco de Galicia y Buenos Aires S.A. ("Banco Galicia" or the "Bank") and its subsidiaries. Grupo Galicia was formed by the controlling shareholders of the Bank on September 14, 1999 to consummate an exchange of shares with the shareholders of Banco Galicia and establish Grupo Galicia as the Bank's holding company. Grupo Galicia was formed with two classes of shares: Class A shares, which are entitled to 5 votes per share, and Class B shares, which are entitled to 1 vote per share. To effect the exchange, Grupo Galicia offered to exchange Grupo Galicia Class B shares for all outstanding Banco Galicia Class B shares on a 2.5-for-1 basis and to exchange Grupo Galicia ADSs for all outstanding Banco Galicia ADSs on a 1-for-1 basis. The controlling shareholders retained all the Class A shares. As a result of the exchange, which was consummated on July 26, 2000, the Company became holder of 93.23% of the Bank's capital stock, and the remaining 6.77% remained as a minority interest in the Bank. At December 31, 2002 and 2001 the Company's interest in Banco Galicia was 93.59% as a result of open market purchases.

The consolidated financial statements of Grupo Galicia include the financial statements of the Bank, as the predecessor business for the year ended June 30, 2000 and the consolidated financial statements of Grupo Galicia as of December 31, 2002 and 2001 and for the six-month period ended December 31, 2000. The initial retained earnings balance reflected in the statement of changes in shareholders' equity at July 1, 2000, represents the participation of the controlling shareholders in the earnings of the Bank, net of certain incomes and expenses incurred by Grupo Galicia.

Banco Galicia is a private-sector commercial bank organized under the laws of Argentina which provides general banking services, mainly through its Argentine branches, to corporate and retail customers. As of December 31, 2001, Banco Galicia provided banking services through its branches in the United States (New York City) and Grand Cayman Island. As a consequence of the prolonged economic crisis that Argentina was suffering, that worsened in December 2001, and of the economic policy measures adopted by the government in 2002, the New York branch was closed as of January 30, 2003. The Bank's services included, until December 31, 2001, accepting deposits and granting loans in Argentine pesos and U.S. dollars. The end of the Convertibility regime in early 2002, the devaluation of the currency and the measures adopted by the government in 2002 have restricted Argentine banks' operations in U.S. dollars.

As a result of the political and economic crisis that Argentina experienced in late 2001 and in 2002 and the material and adverse effect that such crisis has had on the Bank and other financial institutions in Argentina, the Bank's future business activities, as well as the levels of such business activities may differ substantially at December 31, 2002 and 2001 as compaired with previous periods.

Grupo Galicia consolidates the financial statements of Banco Galicia and its subsidiaries and all entities over which it has direct or indirect control. The consolidated financial statements also include Net Investment S.A. (and its subsidiaries), Sudamericana Holding S.A. (and its subsidiaries), Banco Galicia Uruguay S.A. (and its subsidiaries), Galicia Capital Markets S.A. (and its subsidiaries), Galicia Factoring y Leasing S.A., Galicia Warrants S.A., Galicia Valores S.A. Sociedad de Bolsa, AgroGalicia S.A., and Tarjetas Regionales S.A.. All significant intercompany transactions have been eliminated when consolidating.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000
            (Expressed in thousands of constant Argentine pesos as of
                      December 31, 2002, except as noted)

As of December 31, 2001, Banco Galicia maintained the controlling interest in Tarjeta Naranja S.A., Tarjeta Comfiar S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., all regional-credit-card issuing companies through its subsidiary Banco Galicia Uruguay S.A.

In the current year, as a result of Banco Galicia's capitalization, the Bank took direct control of Tarjetas Regionales S.A..

The December 31, 2002 financial statements of Tarjetas Regionales S.A., which were used for consolidation purposes, were previously consolidated with those of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Tarjeta Comfiar S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.

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

ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON GRUPO GALICIA'S ECONOMIC AND FINANCIAL POSITION

Argentina is in an economic situation that is mainly characterized by a major external debt burden, the government's default on most of its debt, a devaluation of the peso of approximately 240% since December 2001, the lack of available foreign or domestic credit both for the public and the private sectors, high interest rates, a significant decline in the financial system's deposit levels, country risk indicators far above normal averages and an economic recession that has lasted more than four years. This situation has led to a significant decrease in the demand for goods and services and a significant rise in the level of unemployment and to a great deal of uncertainty as to how and when the economic crisis will be stayed. In addition, this situation has led to many measures proposed by the Argentine Government that have contributed to an uncertain and unstable economic and financial system in the country. The potential effects on the Company and its customers from this economic crisis and from the related regulations of the Argentine Government causes there to be an uncertainty as to whether or not the Company will be able to continue to operate its business as a going concern. No adjustments have been made to these financial statements that reflect the outcome of these uncertainties.

As from December 3, 2001, the Argentine Government issued measures designed to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, the Argentine Government declared the default of its external debt.

On January 6, 2002, the Argentine Government enacted Law 25,561 (Public Emergency and Foreign Exchange System Reform Law, the "Public Emergency Law") that involved profound changes to the prevailing economic model and the repeal of the Convertibility Law in force since March 1991. On February 3, 2002, the Argentine Government announced new economic measures through Decree No.214/02 (Restructuring of the Financial System), complemented by Decree No.410/02 dated March 1, 2002 and Decree No.260/02 (Exchange Regime) dated February 8, 2002 and Decree 905/02 dated May 31, 2002, substantially modifying some of the measures implemented by the Public Emergency and

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000
            (Expressed in thousands of constant Argentine pesos as of
                      December 31, 2002, except as noted)

Exchange System Reform Law. These decrees have been modified by other decrees and complemented by regulations issued by various regulatory agencies and there is uncertainty about future changes, given that some of them are still pending issuance at the date on which these financial statements were prepared.

The impact generated by all these measures on the financial statements of the Bank as of December 31, 2002 was recognized according to the evaluations and estimates made at the date of preparing them. Actual results could differ from those evaluations and estimates. Therefore, the financial statements of the Bank may not report all the adjustments that could result from these adverse conditions or from future amendments to the existing legal and regulatory norms. Furthermore, at this time it is not possible to foresee the effect of future development of the Argentina's economy or its consequences on the economic and financial position of the Bank. Thus, any decision that must be made on the basis of these financial statements must take into account the effects of these measures and the financial statements must be considered in the light of these uncertain circumstances.

Listed below are some of the measures adopted by the Argentine Government:

FOREIGN EXCHANGE SYSTEM

On January 6, 2002, the Executive Branch established a dual exchange rate system, with an "official" market where the exchange rate was fixed at Ps.1.4 per US dollar for transactions subject to Argentine Central Bank approval and for import and export transactions, and another exchange rate for all other transactions that was to be freely determined by the market.

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

On February 8, 2002 the Argentine Government issued Decree No.260/02 (Exchange Regime) establishing a single free foreign exchange market system as from February 11, 2002, through which all transactions involving the exchange of currency were to be carried at a rate of exchange to be freely agreed, observing the requirements to be laid down by the Argentine Central Bank.

As of December 31, 2002, despite a certain easing of the restrictions imposed on the foreign exchange market, the transfer of funds abroad to effect payments of principal of debts of a financial nature by financial institutions continued to require the prior approval of the Argentine Central Bank, except in the case of new indebtedness corresponding to transactions executed through the free foreign exchange market after February 2, 2002 and payment obligations with international credit agencies. In May 2003, this prerequisite was eliminated for financial institutions without financial assistance from the Argentine Central Bank for liquidity reasons.

On January 27, 2003, the Argentine Central Bank released Communique "A" 3872 and supplementary rules authorizing for 60 days the purchase of foreign currency for amounts in excess of the current limit of US$ 150, provided it is used to settle debts in arrears as of February 10, 2002 and for a maximum amount equivalent to 5% of the due and payable foreign debt. The foreign currency acquired for such purpose is

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000
            (Expressed in thousands of constant Argentine pesos as of
                      December 31, 2002, except as noted)

to be deposited in a trust and may only be released either to settle those debts or to be traded on the exchange market with the prior approval of the Argentine Central Bank.

In May 2003, the foreign exchange market regulations were further relaxed. Effective May 6, 2003, through its Communique "A" 3944, the Argentine Central Bank provided for an additional easing of restrictions regarding both foreign trade and transfer of funds abroad.

LOANS TO THE NON-FINANCIAL PRIVATE SECTOR AND ASSETS UNDER FINANCIAL LEASES

a) Pursuant to the above mentioned Decree No.214/02, as from February 3, 2002, all debts with the financial system denominated in U.S. dollars or any other currency, except as mentioned in subsection b) below, whatever their amount and nature, were converted into pesos at the exchange rate of Ps.1 per U.S.$1 or its equivalent in other currency. Furthermore, as from February 3, 2002, an inflation adjustment coefficient (known as "CER" and based on changes in the consumer price index) and a maximum interest rate as determined by the Argentine Central Bank was applied to these debts. Subsequently, decrees No.762/02 and No.1242/02 established that the CER coefficient was to be replaced by an adjustment coefficient based on the variation of salaries (known as "CVS") for certain loans to individuals, namely residential mortgages on property representing a borrower's sole family residence, personal loans up to Ps.12,000 and pledge loans up to Ps.30,000. The adjustment would be applicable beginning October 2002.

Subsequently, Law 25,642 approved on September 11, 2002, postponed the application of the CER coefficient to September 30, 2002, for all obligations of individuals or companies for Ps.400,000 or less. In the case of debtors of financial institutions, this amount will be considered on the basis of indebtness in the financial system as a whole.

On January 9, 2003, Law 25713 was promulgated, which establishes modifications to the application of the CER and CVS adjusting indexes to credit operations. On that date, the National Executive Branch issued Decree 44/2003 leaving without effect the exemption from CER established by that law for borrowers who have a consolidated debt balance of less than Ps.100,000 in the financial system. The various universes subject to each adjusting index after the modifications introduced to legislation would be as follows:

Effective October 1, 2002, CVS shall be applied to:

- Mortgage loans secured by the sole family residence for an original amount less than or equal to US$ 250,000, while those not falling after this exception will be adjusted applying the CER.

- Consumer loans for amounts less than US$12,000.

- Pledge consumer loans for amounts less than US$30,000.

CER shall be applied to:

- Loans which do not meet the conditions mentioned above. As established by the regulations published on January 9, 2003, all exceptions have been eliminated and the application of the adjusting indexes to all transactions subject to them being established as of February 3, 2002.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000
            (Expressed in thousands of constant Argentine pesos as of
                      December 31, 2002, except as noted)

The amounts collected as a result of the application of previous regulations are to be reimbursed to customers, if necessary.

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

As a consequence of the measures adopted by the Argentine Government, the Bank continues to restructure its commercial loan portfolio according to the current repayment ability of its customers.

PUBLIC SECTOR DEBT

Decree No.471/02 dated March 8, 2002, established that the obligations of the national, provincial and municipal public sectors outstanding as of February 3, 2002, denominated in U.S. dollars or any other currency, governed only by Argentine law, would be converted at an exchange rate of Ps.1.40 per U.S. dollar or its equivalent in other foreign currency and adjusted applying the CER coefficient. In addition, the obligations of the public sector converted into pesos as explained in the previous sentence would accrue interest at rates ranging from 2% to 5%, depending on the characteristics of the original debt. On August 28, 2002, Decree No.1579/02 established a voluntary exchange of all provincial government debt (including debt instruments that had been tendered in the swap regulated by Decree No.1387/01 for exchange for Secured Loans) for new national government bonds secured by 15% of the tax collection proceedings shared by the federal and the provincial governments. The new bonds will be peso-denominated, with a 16-year maturity, monthly capital amortization beginning after a 3-year period on March 4, 2005, capital adjustment by CER, a 2% annual interest rate and will be negotiable in exchanges and securities markets of Argentina. This exchange has not been completed yet.

The necessary steps concerning the swap of provincial debt were finalized in March 2003. To date the swap has not been fully completed, as the provincial legislative bodies are in the process of approving the agreements signed.

LOANS AND OBLIGATIONS OF THE FINANCIAL SECTOR

As established by Decree No.410/02, interbank loans in foreign currency outstanding at February 3, 2002 were converted into pesos at a rate of Ps.1.40 per US$1 or its equivalent in other currencies, or at the single and free market exchange rate, as determined by the Argentine Central Bank depending on the type of operation. Through its Communique "A" 3507, the Argentine Central Bank established that the only obligations excluded from this pesification would be those originated in transactions with second-floor financial institutions in order to finance or prefinance customers' import and export transactions and expenses related to those transactions. These obligations would remain denominated in foreign currency and would be payable at the free exchange rate.

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000
            (Expressed in thousands of constant Argentine pesos as of
                      December 31, 2002, except as noted)

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

As from February 3, 2002, the CER coefficient and annual nominal interest rates of at least 2% began to be applied to restructured deposits that were originally dollar denominated, and those restructured deposits originated in peso-denominated deposits began to accrue an annual interest rate of at least 7%. On March 13, 2002, Decree No.494/02 established, among others, that owners of such deposits could opt to receive government bonds in substitution for them.

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000
            (Expressed in thousands of constant Argentine pesos as of
                      December 31, 2002, except as noted)

The new exchange contemplates different options for holders of CEDROs or depositors that might have participated in the previous exchange of deposits for government bonds implemented by the government. Holders of CEDROs are able to voluntarily exchange their certificates for dollar-denominated bonds maturing in 2013 (Boden 2013), that are secured by the financial institution in which the deposit was made, and/or peso-denominated "Letras de Plazo Fijo" ("Time Deposit Bills") to be issued by financial institutions and that include an option granted by the Government to convert into U.S. dollars at the rate of Ps.1 per each Ps.1.40 adjusted by CER, at each amortization and coupon due dates, the amounts payable at those dates. The Time Deposit Bills have the same maturity as the Boden 2013 and their principal will be adjusted by CER. The period to exercise these options was initially set to expire on October 30, 2002, and was postponed up to and including December 12, 2002 and, subsequently, up to and including March 12, 2003. On March 11, 2003, Resolution No.146/03 of the Ministry of Economy postponed the closing date of the Canje II by 90 working days from the date previously established, until May 23, 2003.

In addition, Decree No.1836/02 established the possibility for holders of restructured deposits of up to Ps.7,000 (excluding the CER adjustment) to receive cash and allowed financial institutions to extend this possibility to holders of restructured deposits of up to Ps.10,000 (excluding the CER adjustment). Banco Galicia offered its customers this possibility.

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

Through its Resolution No.668/02 and effective December 2, 2002, the Ministry of Economy eliminated the restrictions still in force on the amounts that depositors were allowed to withdraw in cash from transactional deposit accounts (current and savings accounts). These measures meant the lifting of the "corralito."

On January 30, 2003 the Argentine Central Bank released Communique "A" 3875, which established new conditions for the early reimbursement of rescheduled deposits. Deposits may be reimbursed in advance provided that the financial institution is not receiving financial assistance from the Central Bank, and its liquidity ratios are not affected, at least in the short term. Financial institutions receiving assistance from the Central Bank may only agree to offer improved terms with the prior approval of the Superintendent of Financial and Exchange Institutions, provided they repay principal amounts of that assistance weekly, equivalent to the amount of the certificates of rescheduled deposits reimbursed as a result of the improvements made in the preceding calendar week, as established by Communique "A" 3877 dated February 6, 2003.

Continuing with the progressive freeing of restructured deposits ("corralon"), through Decree No.739/03 of April 1, 2003, regulated by Argentine Central Bank's Communique "A"3919, the Executive Power offered

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000
            (Expressed in thousands of constant Argentine pesos as of
                      December 31, 2002, except as noted)

holders of such deposits the possibility to request from financial institutions and the National Government, the reimbursement of their deposits, in conditions that varied depending on the amount of the deposit and its original currency of denomination. It established for restructured deposits of up to Ps.42 (US$30 as of the date of the pesification), the repayment in cash and in pesos by financial institutions of an amount equal to the pesified principal amount of the original deposit adjusted by the CER plus interest, and the payment in dollar-denominated bonds maturing in 2013 (Boden 2013) of the difference between such amount and the amount in pesos equivalent to the original dollar amount of the deposit at an exchange rate equal to Ps.2.99 per US dollar (the exchange rate established for the transaction). For deposits of greater amounts, the repayment would be done through a free time deposit maturing in 90 or 120 days, depending on the restructured deposit amount. In the Bank's case, deposits for $325 million (principal only) were presented for their freeing, while restructured deposits decreased by $364 million equivalent to 45.3% of restructured deposits as of March 31, 2003. This percentage is similar to that of the financial system as a whole. Likewise, the Bank retained approximately 75% of the total of deposits originally constituted in dollars for up to US$30 (or $42) and in pesos.

The term set for exercising the options mentioned above expired on May 23,2003.

Decree No.410/02 provided that deposits made by foreign banks or financial institutions with domestic financial institutions would not be converted into pesos at the Ps.1 to US$1 exchange rate, as established by Decree No.214/02, provided that they be transformed into lines of credit effectively maintained and used for at least four years, in accordance with Argentine Central Bank regulations. In addition, the conversion into pesos did not include those obligations of the public and private sectors to grant sums of money in foreign currency, which are governed by foreign laws.

OTHER ASSETS AND LIABILITIES

Decree No.410/02 established that futures and option contracts, including those recorded in self-regulated markets and the accounts exclusively earmarked for the operations on those markets would not be converted into pesos at the Ps.1 to US$1 exchange rate as established by article 1 of Decree No.214/02. Decree No.410/02 also established that:

a) Fiscal credit certificates issued in U.S. dollars or any other foreign currency within the framework of Decrees No.979/01, No.1005/01 and No.1226/01 and outstanding at February 3, 2002, would be converted into pesos at the exchange rate of Ps.1.40 per US$1 or its equivalent in any other foreign currency.

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000
            (Expressed in thousands of constant Argentine pesos as of
                      December 31, 2002, except as noted)

BANKRUPTCY PROCEEDINGS

On January 30, 2002, Law 25563 on bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis affecting Argentina, to last until December 10, 2003. Below is a description of some of the measures adopted:

a) Suspension for 180 days as from the effective date of that Law, of all mortgage, pledge and other foreclosures of whatever origin, including those ordered in chapter 11 type of reorganization proceedings ("concursos"), whether they be made extra judicially or in execution of judgment. (art.9 and 16)

b) Suspension for 180 days of the bankruptcy ("quiebra") petitions filed, without prejudice to the possibility of applying the measures envisaged in article 85 of Law 24522 (prior Bankruptcy Law). (art. 11)

c) Access to credit for individuals and companies in reorganization proceedings, for which the Argentine Central Bank would proceed to regulate the elimination of all restrictions and implement a rediscount line intended for those financial institutions that would provide credit assistance to such individuals and companies. (art.12)

d) Financial institutions governed by Law 21526 (Financial Institutions Law) and supplementary rules would be granted a 90-day term to restructure their receivables, outstanding as of November 30, 2001, from financial system debtors through an agreement to be reached with each of them. (art. 15)

e) Suspension for 180 days of all precautionary injunctions and prohibition of new ones, affecting property that is necessary for debtors to continue to carry their usual business. All extraordinary acts of disposition of property on the part of debtors would be null and void during the suspension period, unless there is an express agreement by creditors. (art. 16)

On May 15, 2002, Law 25589 was enacted. Among other things, this Law repealed the articles of Law 25,563 mentioned above and modified certain procedures established by Law 24522 and Law 25563. Article 16 provisions were replaced by the suspension for 180 days (subsequently this period was postponed) as from the effective date of this Law of:

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

-The execution of precautionary injunctions ordering the dispossession of property used by commercial, industrial or similar establishments for carrying out their business activities and necessary for them to operate.

In November 2002, when the 180-day suspension period expired, financial institutions agreed with the Executive Branch on a temporary suspension of foreclosures of security interests until the end of January 2003.

On February 4, 2003, Decree 204/2003 was issued, creating special emergency units, which are responsible for mediating between debtors and creditors for a term of 90 days commencing February 6, 2003.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000
            (Expressed in thousands of constant Argentine pesos as of
                      December 31, 2002, except as noted)

Those units, will operate within the jurisdiction of the Ministry of Labor and the Ministry of Production, in cases where foreclosures of security interests have been sought on individuals or small and medium-sized companies, respectively, intervening at the request of debtors or creditors. Participation is voluntary and does not mean the suspension or interruption of judicial proceeding or extrajudicial foreclosures, as regulated by applicable rules.

These units still act as intermediaries for debtors and creditors .

On May 8, 2003, Congress approved a new law that suspended foreclosure proceedings on real estate property constituting the home of debtors for a 90 working-day term beginning on the date of the promulgation of the law, which occurred on June 3, 2003.

SUSPENSION OF THE APPLICATION OF SECTION 94, SUBSECTION 5 AND SECTION 206 OF LAW 19550 ON CORPORATIONS

Decree 1269/02 has suspended until December 10, 2003 the application of Section 94, subsection 5 of Law 19550 which establishes that a company must be dissolved due to the loss of its corporate capital. Section 206, which establishes the mandatory capital reduction when losses exceed reserves and 50% of the capital has been suspended until that date

LEGAL ACTIONS REQUESTING PROTECTION OF CONSTITUTIONAL GUARANTEES

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000
            (Expressed in thousands of constant Argentine pesos as of
                      December 31, 2002, except as noted)

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

On March 5, 2003, the Argentine Supreme Court (the "Supreme Court") ruled on the lawsuit of the Province of San Luis against the Argentine Federal Government, concerning the claim of the reimbursement, in dollars or in pesos for an amount equivalent to the dollar amount at the free exchange rate, of a pesified dollar-denominated deposit that the Province of San Luis holds at Banco de la Nacion Argentina. In its ruling, the Supreme Court declared art. 2 of Decree No.214/02 unconstitutional (the article that had pesified the dollar-denominated deposits outstanding in the Argentine financial system) and ordered Banco de la Nacion Argentina to reimburse the Province of San Luis' deposit in dollars or in pesos for an amount equivalent to the original dollar amount at the free exchange rate. In its ruling, the Supreme Court established a 60-day term for the parties to convene or determine the manner and the terms of the reimbursement of the deposit. Since the parties were unable to reach an agreement within the established period, the issue will be resolved by the Supreme Court, which is pending at the date hereof.

As of April 30, 2003, court orders received by Banco de Galicia y Buenos Aires S.A. mandating the reimbursement of deposits in their original currency of denomination or at the free exchange rate amounted to Ps.14 million and U.S.$474 million. At that date, in compliance with court orders requiring the reimbursement of deposits under penalty of search and/or seizure and/or crimes involving illegal retention of deposits and/or contempt, the Bank had paid the amounts of Ps.662 million and US$ 89 million for the reimbursement of deposits in pesos and foreign currency.

As of the date of these financial statements, the Argentine Supreme Court is expected to rule on certain cases that will set up its final position regarding the constitutionality of the conversion of dollar-denominated deposits into pesos and the access restrictions imposed by the government to depositors.

The Supreme Court's ruling did not apply to individual depositors, and therefore, did not have an immediate effect on the financial system as a whole. The Supreme Court has not ruled on lawsuits concerning individual depositors. If the Supreme Court ruled favorably to the re-dollarization of restructured deposits currently outstanding in the financial system, the government could take measures to compensate financial institutions for the re-dollarization of their restructured deposits or, alternatively, could establish a compulsory exchange of these deposits for dollar denominated government bonds.

Meanwhile, the Government established the aforementioned freeing of the restructured deposits ("corralon") which have not been exchanged for government bonds in the different exchanges implemented in the past net of the amounts already paid back in accordance with the repayment schedule defined by the Ministry of Economy. Decree No.739/03 (published in the Official Gazette on April 1, 2003) established, for restructuring of deposits. For dollar-denominated deposits of up to Ps.42 (US$30 as of the date of the

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000
            (Expressed in thousands of constant Argentine pesos as of
                      December 31, 2002, except as noted)

pesification), the decree permitted the demand of repayment in cash of an amount equal to the pesified principal amount of the original deposit adjusted by the CER plus interest. For pesos-denominated deposits, the deposit holder could request that the technical value of the CEDROs, as of the payment date, be credited to a demand account. For dollar-denominated deposits of amount greater than Ps. 42, the repayment would be done through a free time deposit maturing in 90 or 120 days, depending on the restructured deposit amount.

For any of the above mentioned deposits, the National Government will repay, through the issuance of dollar-denominated bonds maturning in 2013 (Boden 2013), the difference between the nominal amount of the deposit principal adjusted by the CER and the equivalent in pesos of the original dollar amount of the deposit at an exchange rate of Ps.2.98 per US dollar (the exchange rate established for the transaction).

Approximately 46.6% of elegible deposits in the financial system participated in this transaction, reducing the principal to approximately Ps.8 billion (approximately US$2,7 billion), the restructured deposits remaining in the system.

Even though this measure reduced the probabibility of new demands being filed by depositors, there is still a possibility that new demands may be filed impacting the financial conditions of the financial institutions pursuant to judicial actions already filed. These measures also raise an uncertainty about the future decision of large depositors about whether or not to keep their 90- and 120-days free time-deposits whithin the financial system when they mature, a decision that could affect the system's deposit base in the near future.

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

- the currency mismatch generated by the compulsory pesification of different portions of financial institutions' assets and liabilities. This would be achieved through the conversion of the originally peso-

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000
            (Expressed in thousands of constant Argentine pesos as of
                      December 31, 2002, except as noted)

denominated Compensatory Bond into a dollar-denominated Compensatory Bond and, if necessary, through the subscription of a dollar-denominated Hedge Bond. For this the government established the issuance of dollar-denominated bonds maturing in 2012 (Boden 2012).

On June 1, 2002, the Argentine government passed Decree No.905/02 that replaced the provisions of Decree No.494/02 related to the methodology by which to calculate the amount of compensation to be received by financial institutions. Decree No.905/02 provided that the compensation to which a financial institution was entitled to, would be calculated by taking into account the imbalances generated by the government's pesification measures in the balance sheet of such financial institution's headquarters and branches located in Argentina as of December 31, 2001, limiting the provision of compensation on account of imbalances generated in the balance sheets of such institution's foreign branches and subsidiaries and local subsidiaries with complementary activities, exclusively to the effects of the conversion into pesos of such foreign branches' and subsidiaries' investments in Secured Loans. Therefore, the negative impact of the pesification of the private-sector assets of the Bank's foreign branches and subsidiaries (New York and Cayman branches and Galicia Uruguay) and local subsidiaries with complementary activities (mainly Tarjetas Regionales S.A. and Galicia Capital Markets S.A.), subject to Argentine Law, remained excluded from the compensation scope.

Argentine Central Bank's Communique "A" 3650 established the regulations necessary to implement the provisions of Decree No.905/02 in connection with the compensation of the negative effects of the conversion into pesos at different exchange rates of financial institutions' assets and liabilities and the resulting foreign currency mismatches left in their balance sheets. Argentine Central Bank's Communique "A" 3654 established July 29, 2002 as the last date on which financial institutions had to inform, to the Argentine Central Bank, the amounts of compensation to which they were entitled to, in accordance with the regulations in force at the moment. Banco Galicia complied with this requirement. However, subsequently, the Argentine Central Bank issued Communique "A" 3716, which modified such regulations and originated a new presentation to the Argentine Central Bank on September 16, 2002. For the Bank, the amount of compensation determined in accordance with the regulations in force at that time amounted to US$787.5 million (Compensatory Bond) and U.S.$618.2 million (Hedge
Bond).

On October 28, 2002, Decree No.2167/02 was issued which modified Article 29 of Decree No.905/02 by incorporating into the calculation of the compensation amounts the private-sector assets and liabilities recorded in foreign branches and subsidiaries which were subject to the pesification provisions of Decree No.214/02 and complementary ones, but did not contemplate any modification regarding assets engaged in activities. Through Communiques "A" 3805 and "A" 3825, the Argentine Central Bank ruled the amendments of Decree 2167/02 , by establishing a new reporting requirement, requiring financial institutions to report, prior to December 23, 2002, the compensation to which they were entitled under the new rules.

Variations in the compensation amounts due to the application of the latter decree and the above-mentioned Argentine Central Bank Communiques have been recognized in these financial statements. The total amount of the compensation approximates US$2,254,027. This amount may be subject to changes arising from amendments to regulations or from presentations by customers under the terms of Communique "A" 3561 and supplementary rules, and is subject to the review and approval of the Argentine Central Bank. Furthermore, the Bank has submitted a letter to the Central Bank requesting authorization for the transfer of securities for an amount equivalent to the net effect of the compensation received

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000
            (Expressed in thousands of constant Argentine pesos as of
                      December 31, 2002, except as noted)

for the subsidiary Banco de Galicia Uruguay S.A., which is estimated at US$435,000 (face values of Boden due 2012) as of December 31, 2002.

As of December 31, 2002, amounts in connection with the government's compensation includes:

The Ps.687,478 for the compensation received was recorded in Government securities Holdings in an investment account securities, and the amount receivable of Ps.7,037,155, in "Other receivables resulting from financial brokerage - Compensation to be received from the National Government."

The advance requested to the Argentine Central Bank for the subscription of the Hedge Bond, including the effect of Decree 2167/02, amounting to Ps. 1,725,072 in 2002 was recorded in "Other liabilities resulting from financial brokerage - Argentine Central Bank - Other". At December 31, 2002, the Hedge Bond liability with the Argentine Central Bank amounted to Ps.2,468,345 including CER and accrued interest.

The portion of the Bank's compensation received to cover the positive difference between the Shareholders' Equity as of December 31, 2001 and that resulting from adjusting the net foreign currency position at that date converted into pesos at the exchange rate of $1.40 per US dollar, for Ps.1,451,285, stated in the year-end currency value, was reflected in the "Unrealized valuation difference" account, in the Shareholders' Equity, as provided for by Argentine Central Bank Communique "A" 3703. This criterion differs from professional accounting standards. Therefore, should the latter have been applied, the loss for the fiscal year -before the absorption envisaged in Communique "A" 3800 in Banco Galicia, would have decreased by that amount. The impact on Grupo Galicia's financial statements amounted to Ps.1,358,193 as of December 31, 2002. The conditions for financing the subscription of the " National government bonds in US dollars accruing interest at Libor 2012" have been specified in Section 29, subsection g of Decree 905/02 and contemplates the delivery by financial institutions of assets as security for at least 100 % of the advance received.

For the "asymmetric indexation" and legal actions related to the payment of deposits

In addition, financial institutions have requested to the government to be compensated for the losses generated to them by: 1) the payment of deposits pursuant to judicial orders at the free market exchange rate, which was greater than that established by the government for conversion into pesos of included financial institutions' assets and liabilities, and 2) the adjustment for inflation of included assets and liabilities by using different coefficients (CER vs. CVS) ("asymmetric indexation"). As of the date of issuance of these financial statements, the authorities have not taken any measures to compensate these issues. As previously mentioned, the Bank has presented several letters before the Ministry of Finance and the Argentine Central Bank addressing the need to deal with this situation.

Currently, a law project is at the consideration of Congress that contemplates to compensate financial institutions for the effects of the economic policy measures or facts generated by these measures described in the paragraph above. At the date hereof this project remains under discussion by Congress.

The difference between the amount paid as a result of the above-mentioned measures and the amount resulting from converting deposits at $1.40 per US dollar, adjusted by applying the CER and interest accrued at the payment date, has been recorded in "Other receivables resulting from financial brokerage". As of December 31, 2002, that difference amounted to Ps.442,895. As of March 31, 2003 it has been recognized in Intangible Assets, as called for by Argentine Central Bank Communique "A" 3916.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000
            (Expressed in thousands of constant Argentine pesos as of
                      December 31, 2002, except as noted)

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

TREATMENT ACCORDED TO EXTRAORDINARY ASSISTANCE GRANTED TO FINANCIAL INSTITUTIONS BY THE ARGENTINE CENTRAL BANK.

On March 28, 2003 the Argentine National Government issued Decree 739/03, which among other things, established the methodology to pay the advances received from the Central Bank.

On April 30, 2003, the Central Bank issued Communique "A" 3940 which ruled the Banks with outstanding advances from the Central Bank and with outstanding foreign debt to be refinanced. Based on this ruling, the Bank should submit a refinancing program for its foreign debt to the Central Bank for its approval before December 5, 2003. At the date of the issuance of these financial statements the Bank had not complied with this requirement.

In addition, the Central Bank issued Communique "A" 3941, covering the methodology to be followed by banks to repay the advances received from the Central Bank. In the Bank's case, the maturities of the Central bank advances will be matched with the current oustanding loans granted by the Bank to the National and Provincial government. The basic criterion of such methodology consists in balancing the cash flow and maturities of such government debtors with the Central Bank as creditor without exceeding 70 monthly instalments.

Lastly, on May 22, 2003, the Argentine National Government issued Decree 1262/03 which among other things appointed a new committee in-charge of complete the restructuring of the financial System ("Unit for the Restructuring of the Financial System"). Additionally, such Decree amended the above-mentioned instalments from 70 a maximum of to 120 months, if certain conditions are met.

SITUATION OF THE BANK

The situation described above affected Banco Galicia resulting in a lack of liquidity due to the significant decrease in deposits forcing the Bank to request financial assistance from the Argentine Central Bank.

As of April 30, 2003, the amount of deposits with Banco de Galicia y Buenos Aires S.A. in Argentina was approximately Ps.3.614.183, whereas the assistance received from the Argentine Central Bank to cover the temporary lack of liquidity amounted to Ps. 5.576.540.

GALICIA LIQUIDITY AND CAPITALIZATION PLAN

On March 21, 2002, the Bank submitted to the Argentine Central Bank the "Galicia Capitalization and Liquidity Plan (the "Plan"). The pillars of the Plan were the immediate restoration of the Bank's liquidity through the provision of cash in an amount sufficient to allow the Bank to reimburse a significant portion of its demand deposits without having to request financial assistance from the Argentine Central Bank; and a subsequent significant increase in its capitalization. The Plan also contemplated the undertaking of nego-

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000
            (Expressed in thousands of constant Argentine pesos as of
                      December 31, 2002, except as noted)

tiations with foreign creditors in order to restructure the Bank`s external debt, the orderly wind down of the Bank's operating units abroad, and the streamlining of the Bank's organization and administrative expenses in order to adapt its operations to a level of activity that is lower than that experienced in the recent past. The Plan included the temporary exemption from compliance with certain technical ratios and the reduction of the charges or fines arising from any non-compliance incurred or to be incurred, before implementing the Plan and during its implementation, pursuant to the provisions of Law 21526 (Financial Institutions Law). The Plan was approved, by the Board of Directors of the Argentine Central Bank, on May 3, 2002, through its Resolution No.281.

LIQUIDITY

Initially the improvement in the Bank's liquidity was a result of:

- The securitization (and/or sale) of the Bank's mortgage and commercial loan portfolio for a total amount of Ps.400 million (in current pesos of May 2002), through the transfer of loans to, or the creation of trusts subscribed by, domestic financial institutions during April 2002.

- A loan from the Deposit Insurance Fund ("Fondo de Garantia de los Depositos") for the U.S. dollar amount equivalent to Ps.200 million (in current pesos of May
2002) at the exchange rate prevailing on the day prior to that of the disbursement (US$64.5 million), with a five-year term and an interest rate equal to the 180-day LIBOR rate plus 300 basis points.

- A loan from the Fiduciary Fund for the Assistance to Financial Institutions and Insurance Companies ("Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros") for the US dollar amount equivalent to Ps.100 million (in current pesos of May 2002) at the exchange rate prevailing on the day prior to that of the disbursement (US$32.3 million), with a three-year term and an interest rate equivalent to the 180-day LIBOR plus 400 basis points, with a floor of 8.07%.

In addition, a Ps.574 million (in current pesos of May 2002) loan from the Bank Liquidity Fund ("Fondo de Liquidez Bancaria") was restructured by extending its maturity to three years. This loan was canceled after the implementation of the Plan, by means of an advance from the Argentine Central Bank.

After the above mentioned initial infusion of cash, and in the context of the renegotiation of its external debt, between the implementation of the Plan and the date of these financial statements, the Bank has not required any financial assistance from the Argentine Central Bank.

NEW YORK BRANCH AND REPRESENTATIVE OFFICES ABROAD

The wind down of the Bank's operating units abroad included the "New York Branch Restructuring Plan", which was submitted to the U.S. Treasury's Office of the Comptroller of the Currency ("OCC") on March 22, 2002.

At the date of these financial statements, the New York Branch had concluded the restructuring of all its obligations with third parties and closed its operations.

The restructuring of the New York Branch's debt consisted in rescheduling its commercial debt amounting to US$51,000 in the short term paying 20% of it in cash and transferring the remaining 80% to the Head

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000
            (Expressed in thousands of constant Argentine pesos as of
                      December 31, 2002, except as noted)

Office of the Bank in Argentina. At the date of these financial statements the total amount of that debt had been settled. Also, of the total financial debt of approximately US$237,000, of which US$ 200,000 had been instrumented as two bonds of US$ 100,000 each, US$ 125,500 was rescheduled at the Head Office for a term of 5 years, with a grace period of 2 years, US$ 68,900 was paid in cash and US$42,600 was forgiven. Of total deposits of US$30,000, the Branch paid in cash deposits for lower amounts totaling US$12,500, and rescheduled US$17,000 at the Head Office. The rest of the obligations and contingencies for letters of credit were transferred to the Head Office.

Furthermore, within the framework of this Plan, the offices in Sao Paolo (Brazil) and London (United Kingdom), as well as Galicia y Buenos Aires Securities (UK) Ltd., the company controlled by the Bank and organized in the United Kingdom, were closed down.

CAPITALIZATION

The Plan contemplates an increase in the Bank's capitalization, within the framework of the restructuring of the Bank's debt with its foreign creditors. The Plan considers the addition of basic and/or complementary capital through the subscription by foreign creditors of ordinary shares or subordinated debt, whether or not convertible into ordinary shares, at the option of the participants.

COST REDUCTION

Within the Plan's measures, the Bank made significant progress in the streamlining of its organizational structure and of its administrative expenses in order to adapt to the new economic and regulatory context of fiscal year 2002. For this, during 2002, the Bank reduced both its branch network and its staff level through a voluntary mechanism, and renegotiated all rental contracts, contracts with suppliers of systems, communication and other services. As a result, during fiscal year 2002, the Bank (on an unconsolidated basis) achieved savings of administrative expenses, excluding restructuring charges, of approximately Ps.330 million, as compared with the previous year's administrative expenses, representing a 34% decrease in real terms.

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000
            (Expressed in thousands of constant Argentine pesos as of
                      December 31, 2002, except as noted)

BANCO GALICIA URUGUAY S.A. AND BANCO DE GALICIA (CAYMAN) LTD.

Galicia Uruguay

The developments in Argentina, and most importantly the establishment of access restrictions to deposits in December 2001, resulted in the deterioration of the public's confidence in Argentine banks and impacted negatively on depositors' confidence in Galicia Uruguay, prompting a massive run on Galicia Uruguay's deposits beginning in mid-December 2001.

On February 6, 2002, Galicia Uruguay submitted a letter to the Central Bank of Uruguay informing it of its temporary lack of liquidity situation, which prevented it from continuing to face the withdrawal of deposits, and requesting financial assistance in order to preserve its ability to reimburse all of its deposits in an orderly manner and face the withdrawals, or the authorization to temporarily suspend its activities.

On February 13, 2002, the Central Bank of Uruguay resolved to appoint an intervener to oversee Galicia Uruguay's management and authorized the total suspension of its activities for a 90-day period, which was extended subsequently for an additional 60-day period. On June 10, 2002, Galicia Uruguay submitted to the Central Bank of Uruguay a proposal to restructure its liabilities. The proposal consisted of an initial cash payment in dollars equivalent to 3% of the credit balance of each creditor and, for the remaining balances and, at the creditors election, a time deposit or negotiable obligations issued by Galicia Uruguay, both maturing on September 2011, with principal amortization in nine annual installments (the first two for the 15% of the remaining balance and the following ones for 10% of such balance) and a 2% annual interest rate. On June 18, 2002, the Central Bank of Uruguay informed the Bank that it would not oppose any restructuring solution that the Bank would agree with Galicia Uruguay's depositors, subject to the proposal being accepted by at least 75% of the depositors. This percentage coincides with the minimum required by the Uruguayan Law to validate an extrajudicial agreement. On June 20, 2002, the Bank informed the Central Bank of Uruguay that it was offering a pledge of Galicia Uruguay's commercial loan portfolio as guarantee of the restructuring proposal presented on June 10, 2002.

The proposal was accepted by 7,067 account holders representing more than U.S.$930 million in deposits over a total of U.S.$1,176 million held in 12,271 accounts. Measured in terms of balances, this represents a percentage of acceptance of more than 79%.

On August 26, 2002, the judge in charge of the Court of Montevideo that oversees the case, accepted the steps taken by Galicia Uruguay in reaching an extrajudicial agreement and granted it a provisional moratorium that will extend until the end of the process. In addition, the Central Bank of Uruguay was designated by the above mentioned Court to verify that the legal majority had been obtained in the agreement. Such verification was satisfactorily concluded.

On December 23, 2002, the Court of Montevideo hearing the case approved the reorganization plan requested by Galicia Uruguay. In accordance with a resolution adopted by the Central Bank of Uruguay, as of January 9, 2003, Galicia Uruguay implemented a payment program, which contemplates the reimbursement of 100% of deposits in US dollars plus interest to investors. As agreed, the first step consists of an initial payment of 3% in cash to each holder of time, savings account and demand deposits as of February 13, 2002, as well as the delivery of transferable rescheduled time deposit certificates, as the case may be, issued by Galicia Uruguay.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000
            (Expressed in thousands of constant Argentine pesos as of
                      December 31, 2002, except as noted)

On January 9, 2003, Galicia Uruguay began the payment of the first installment contemplated by the extrajudicial agreement.

Banco Galicia (Cayman) Ltd.

Galicia Uruguay's situation has affected its subsidiary Banco Galicia (Cayman) Ltd. As a consequence, on July 19, 2002, at the request of said subsidiary, the Cayman Islands authorities have designated a provisional liquidator in order to allow a voluntary debt restructuring agreement to be reached between this subsidiary and its creditors. The restructuring of the liabilities of Banco Galicia (Cayman) Ltd., is currently in process.

In May 29, 2003 the proposal for the restructuring of its liabilities made to creditors was submitted before the Cayman Islands' Court.

Impact of Decree No.214/02 and complementary ones

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

In this context, the Bank has undertaken with Galicia Uruguay to take such necessary action in order to, in certain circumstances and with the prior consent of the Argentine Central Bank, make contributions to Galicia Uruguay that may be required to permit Galicia Uruguay to repay all of its restructured deposits. Such undertaken was subsequently amended by both parties to clarify that the direct and indirect legal effects resulting from the representations and obligations set forth in such undertaking and the enforceability of the rights assumed thereunder are subject to the prior restoration of the economic condition of the Bank and the repayment in full of any financial assistance provided by the Argentine Central Bank to the Bank. Management's intention is to continue the operations in Ururguay.

2.    SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and financial statements presentation conform to the rules of the Central Bank of the Republic of Argentina (the "Argentine Central Bank") which prescribes the generally accepted accounting principles for all banks in Argentina (the "Argentine Banking GAAP") that differs in certain respects from generally accepted accounting principles of Argentina applicable to enterprises in general ("Argentine GAAP") (see note 38).

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

The consolidated financial statements of Banco Galicia as of December 31, 2001 have been adapted to the same period of time of Grupo Galicia S.A. financial statements.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000
            (Expressed in thousands of constant Argentine pesos as of
                      December 31, 2002, except as noted)

The following is a summary of significant policies followed in the preparation of the consolidated financial statements.

2.1      UNIT OF MEASUREMENT

The financial statements corresponding to the Argentine operations have been adjusted for inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the regulatory bodies, the financial statements have been prepared without recognizing the changes in the purchasing power of the currency up to December 31, 2001. In line with Argentine Central Bank Communique "A" 3702, Resolution 240/02 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) and Resolution 415/02 of the National Securities Commission, the recognition of the effects of inflation has been resumed in these financial statements since January 1, 2002. For comparative purposes prior periods presented have been restated applying the WPI rate from the period January 1, 2002 to December 31, 2002 (approximately 118.44%).To this end, the restatement method established by that Communique, which is in accordance with the guidelines of Technical Pronouncement No. 6 of the F.A.C.P.C.E. has been followed, considering that the accounting measurements originated prior to December 31, 2001 are stated in the currency value as of that date.

On March 25, 2003, Decree 664/03 rescinded the requirement that financial statements be prepared in constant currency, effective for periods on or after March 1, 2003 and, on April 8, 2003, the Argentine Central Bank issued the Communique "A" 3921 and the CNV issued resolution No. 443/03 discontinuing inflation accounting as of March 1, 2003.

2.2      FOREIGN CURRENCY

Foreign currency is stated at the U.S. dollar rate of exchange set by the Argentine Central Bank, prevailing at the close of operations on the last business day of each month.

Assets and liabilities valued in foreign currencies other than the US dollar will be converted into U.S.$ using the swap rates communicated by the Argentine Central Bank's operations desk.

As established by professional standards and regulations prevailing in Argentina, the Bank recognized the effects of the devaluation of the Argentine peso as of January 1, 2002.

2.3      GOVERNMENT AND CORPORATE SECURITIES

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

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

Government securities held by a bank and not classified in either of the two previous categories had to be classified as held for trading. These securities had to be marked to market, and any difference between book value and their market price and the end of each month had to be accounted for in a bank's income statement.

Effective January 7, 2003, Argentine Central Bank Communique "A" 3857 restricted the possibility of classifying securities as holdings in investment accounts, to those existing in the Bank's portfolio as of December 31, 2002.

Effective March 1, 1999, and through its Communiques "A" 2793, "A" 2859, and "A" 2898, the Argentine Central Bank:

- eliminated the available-for-sale category. As a consequence, beginning March 1, 1999, banks could only classify their securities either as investment account or held-for-trading securities.

- established that, with the elimination of the available-for-sale category, the balance of a bank's shareholders' equity account "Unrealized Valuation Difference" as of February 28, 1999, had to be reclassified under the shareholders' equity account "Retained Earnings".

- eliminated the limits to the time an investment portfolio had to be kept and the requirement of matching funding characteristics.

These rules did not modify the accounting for either investment account or held-for-trading securities.

Through Communiques "A" 3021 and "A" 3039, the Argentine Central Bank established that, effective March 1, 2000, investment account securities had to be valued at their acquisition cost increased at the end of each service period by the corresponding coupon rate. Through Communique "A" 3278, the Argentine Central Bank established that, effective June 1, 2001, the holdings incorporated as investment securities had to be valued at their acquisition cost increased by accruing their internal rate of return over the period elapsed since the date of inclusion of the securities in the investment account category.

On June 1, 2001, following the public offer made by the Republic of Argentina to holders of various series of its outstanding bonds to exchange them for new issues, the Bank exchanged eligible Argentine government securities and debt instruments ("Pagare a Tasa Variable", booked under loans) for new issues of identical or ones with higher book value.

The Bank has participated in the debt exchange transaction carried out by the National Government in line with Decree No.648/01 published on May 17, 2001 with respect to the government securities held in investment accounts, and received Argentine Global External Bonds with a face value of Ps.915,912 maturing in 2008 in exchange. The Company accounted for the new bonds at the carry-over basis of the bonds exchanged.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

These holdings include National Government Bonds accruing interest at Libor and maturing in 2012, received within the framework of Sections 28 and 29 of Decree 905/02 (see Note 1) recorded at their technical value. The treatment of the difference exceeding 20% between the market value and the carrying value mentioned above does not apply to these securities.

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

As a result of the exchange transaction described above, as of December 31, 2002, Banco Galicia recorded Ps.4,811,474 in Secured Loans - Principal, which includes a gain of (Ps.91,543) resulting from the difference between the carrying value of the Secured Loans and the book value of the securities exchanged. This gain was recorded in an asset adjustment account.

In accordance with Decree 644 dated April 18, 2002, the principal changes are as follows:

- The conversion into pesos of the Secured Loans originally denominated in US dollars at the exchange rate of $1.40 per US dollar, as established by Section 1 of Decree No. 471/02.

- The new interest rates to be accrued by those Secured Loans, as established by Section 3 of Decree 471/02.(see Note 1).

2.4      INTEREST INCOME (EXPENSE) RECOGNITION

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

- A fixed return where the interest expense is recognized under the effective interest method.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

- A variable return, which is indexed, linked. For this component the interest expense is recognized in accordance with the variation in the underlying index.

The Bank suspends the accrual of interest generally when the related loan is past due and the collection of interest and principal is in doubt. The suspension of interest corresponds to the loans classified as "with problems" and "deficient performances", or below under the Argentine Central Bank's classification rules. Accrued interest remains on the Bank's books and is considered to be part of the loan balance when determining the allowance for loan losses. Interest is recognized on a cash basis after reducing the balance of accrued interest, if applicable.

As indicated in Note 1, for the lending and borrowing transactions originally carried out in foreign currency and converted into pesos, the adjustement from the application of the CER was accrued at year end, where applicable.

2.5 FOREIGN EXCHANGE AND SECURITIES ACTIVITIES

The Bank enters into forward contracts to buy or sell currencies or securities at future dates. A receivable and a payable are reflected at the time of the agreement, which reflect the amounts of cash and currencies or securities to be exchanged at the closing date. The difference between the value of the receivable and payable at the original transaction date (premium) is deferred and amortized over the contract life.

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

2.6 ALLOWANCE FOR LOAN LOSSES

The Bank provides for estimated future possible losses on loans and the related accrued interest generally through the establishment of an allowance for loan losses. The allowance charged to expenses is determined by management based upon loan classifications, actual loss experience, current and expected economic conditions, delinquency aging, and an evaluation of potential losses in the current loan portfolio with specific attention to loans where any evidence that may negatively affect the Bank's ability to recover the loan and accrued interest is known.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

2.7 INVESTMENTS IN OTHER COMPANIES

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

Under Argentine Banking GAAP, the equity method is used to account for investments where a significant influence in the corporate decision making process exists. Significant influence is considered to be present in one of the following situations:

- Ownership of a portion of a related company's capital granting the voting power necessary to influence the approval of such company's financial statements and profits distribution.

- Representation in the related company's Board of Directors or corporate governance body.

-        Participation in the definition of the related company's policies.

- Existence of significant transactions between the company holding the interest and the related company (for example, when the former is the latter's only supplier or by far its most important client)

..

-        Interchange of senior officers among companies.

-        Technical dependence of one of the companies on the other.

Permanent equity investments in companies where corporate decision are not influenced, in terms of the criteria listed above, are accounted for at the lower of cost or share of net book value of the investee.

2.8 FIXED ASSETS AND MISCELLANEOUS ASSETS

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

2.9 INTANGIBLE ASSETS

Intangible assets are stated at cost and are amortized on a straight-line basis over 120 months for goodwill and over a maximum of 60 months for organization and development costs. Organization and

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

development costs, in accordance with Argentine Central Bank rules, include compensation and severance payments to personnel affected by a restructuring.

Under Argentine Banking GAAP, goodwill is no longer recognized as an asset when it is estimated that amounts of future income will not be sufficient to absorb the amortization of goodwill or when there are other reasons to presume that the amount of an investment that has been made will not be recovered in full.

2.10 SHAREHOLDERS' EQUITY

Shareholders' Equity accounts have been restated following the procedure mentioned in point 2.1, except for the "Capital Stock" and "Paid in Capital" accounts, which have been stated at their original values. The adjustment stemming from the restatement of these accounts was allocated to the "Adjustments to Shareholders' Equity" account.

Income and expense accounts have been restated.

Monetary results of exposure to inflation were determined as follows:

a. "Monetary result of financial brokerage" includes the result of exposure to inflation generated by assets and liabilities related to the usual period of brokerage activity between the supply and demand of financial resources.

b. "Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses, pursuant to Argentine Central Bank Communique "A" 3702.

c. "Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial brokerage activity.

Banco de Galicia y Buenos Aires S.A.'s income statement and statement of changes in shareholders' equity have been disclosed as in accordance with Communique "A" 3800 of the Argentine Central Bank. At the referendum of the shareholder's meeting, the Bank absorbed the loss for the year in advance, up to the limit of the balances recorded in retained earnings and unrealized valuation difference arising from the net foreign currency position.

2.11 PRESUMPTIVE MINIMUM INCOME TAX AND INCOME TAX

Effective 1998 and for the period of ten years a presumptive minimum income tax
(PMIT) was established as a complementary component of the income tax obligation. PMIT consists in a minimum taxation, which assesses at the tax rate of 1% of certain productive assets. Ultimately tax obligation will be the highest of PMIT and income tax. For financial entities, the taxable basis will be 20% of their computable assets. If in a fiscal year, PMIT obligation exceeds income tax liability, the surplus will be available as a credit against future income tax.

During the year, Banco Galicia determined tax loss carryforwards. Therefore, the Bank was required to pay PMIT.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

During the year, Grupo Galicia and its non-bank subsidiaries adopted the liability method for accounting for deferred taxes.

2.12 STATEMENT OF CASH FLOWS

The consolidated statements of cash flows were prepared using the measurement methods prescribed by the Argentine Central Bank, but in accordance with the presentation requirements of Statement of Financial Accounting Standards No. 95:
Statement of Cash Flows ("SFAS No. 95"). SFAS 95 establishes specific presentation requirements and additional disclosures but does not provide guidance with respect with the inflation adjusted financial statements. The effect of inflation restatements and foreign exchange gains and losses on cash flow related to financing and operating activities has been included in the line item "Monetary loss", and the effect of inflation on cash balances has been included in a separate line item after cash flows from investing activities.

2.13 RECLASSIFICATIONS

Certain balances from prior years have been reclassified to conform to the current year presentation.

3.       RESTRICTED ASSETS

In accordance with Argentine Central Bank regulations, the Bank is required to maintain average monthly assets (for example, remunerated cash-balances in accounts with foreign correspondents, government securities purchased under agreements to resell with the Argentine Central Bank and Argentine Central Bank Liquidity Bills).

Since February 1, 2002, the assets computable for compliance with minimun cash requirements are cash and Argentine Central Bank accounts.

The required daily averages calculated on a monthly basis for the month ending on each balance sheet date were as follows:

                                                            BANCO GALICIA
                                                  ---------------------------------
                                                             DECEMBER 31,
                                                  ---------------------------------
                                                      2002                2001 (1)
                                                  -------------         -----------
Peso balances.............................        Ps.   134,719         Ps.       -
Foreign currency balances.................               42,189                   -

(1) The Argentine Central Bank determined that the minimum liquidity and reserve requirement balances would be computed on a quarterly basis beginning in January 2002. Under these new regulations there is no minimum liquidity requirement at December 31, 2001.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

Certain of the Bank's other assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

                                                                               GRUPO GALICIA
                                                                     -------------------------------
                                                                               DECEMBER 31,
                                                                     -------------------------------
                                                                         2002              2001
                                                                     ------------      -------------
Funds and securities pledged under various arrangements.....         Ps.  194,742      Ps.   881,521
Loans pledged under borrowing arrangements related to
   Equity investments in other companies (1)................               51,106             60,194
   Deposits in the Argentine Central Bank, frozen under
   Argentine Central Bank regulations.......................                4,691              3,838
   New York Branch (funds, government securities and
   certificates of deposit) ................................                    -             63,471
   Loans granted as collateral..............................            5,705,961         10,529,759
  Certificates of deposits .................................                  435                  -
                                                                     ------------      -------------
Total.......................................................         Ps.5,956,935      Ps.11,538,783

(1) The Bank has granted a senior pledge on all its shares in Correo Argentino S.A., in favor of the International Finance Corporation, the Inter American Development Bank (the "IDB") and a syndicate of local institutions, as collateral for financing granted to that company. The Argentine Central Bank through Resolution No.408 dated September 9, 1999 authorized this transaction. According to the contract signed, in the event of a deficit in funds, the Bank and the majority shareholder of Correo Argentino S.A. should hold the financial creditors harmless from any non-compliance as a result of such deficit. Under the terms of the contract, Correo Argentino S.A. should inform the Bank and Socma Americana S.A. of the existence of any deficit.

As a shareholder of the concessionaires of the water supply services, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., Banco Galicia and the other shareholders have committed to provide financial support to those companies if they were unable to fulfill the commitments they have undertaken with international financial bodies.

The IDB requested that the shareholders of Aguas Argentinas S.A. and Aguas Provinciales de Santa Fe S.A. grant loans to those companies. After the close of these financial statements, assistance was granted to Aguas Argentinas S.A. in the amount of US$ 598.

4.       INTEREST-BEARING DEPOSITS WITH OTHER BANKS

At December 31, 2002 and 2001, the overnight foreign bank interest-bearing deposits included in loans amounted to Ps.156,905 and Ps.373,357, respectively.

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

Securities classified as investment securities under Argentine Banking GAAP were classified as available-for-sale securities under U.S. GAAP. See Note 39 to the Consolidated Financial Statements.

Government and corporate securities held by the Bank consist of the following at the respective balance sheet dates:

                                                                             GRUPO GALICIA
                                                                    -------------------------------
                                                                              DECEMBER 31,
                                                                    -------------------------------
                                                                         2002              2001
                                                                    ---------------    ------------
Government Securities
Quoted:
Carried at market value
Held for trading purposes:
   Government Bonds.....................................            Ps.      3,219     Ps.      312
   Argentine Treasury Bonds.............................                     2,111           10,940
   U.S. Government Bonds................................                         -          107,089
   Others...............................................                     2,284            9,531
                                                                    --------------     ------------
Total trading securities................................            Ps.      7,614     Ps.  127,872
                                                                    --------------     ------------
Carried at amortized cost
Held for investment purposes
   Government Bonds.....................................                   687,478                -
   Argentine Republic External Bills (*)................                   970,985                -
                                                                    --------------     ------------
Total investment securities.............................            Ps.  1,658,463     Ps.        -
                                                                    --------------     ------------
Unquoted

   Fiscal Credit Certificate (*)                                           105,417          115,788
   Government Bonds.....................................                     6,204                -
   Others...............................................                    33,789           27,495
   Less: Provision for devaluation......................                      (391)            (253)
                                                                    --------------     ------------
Total Unquoted securities...............................                   145.019           143.030
                                                                    ==============     ============
Total government securities.............................            Ps.  1,811,096     Ps.  270,902
                                                                    ==============     ============
Corporate Securities
     Corporate shares ..................................                       254               20
     Negotiable obligations (quoted)....................                     9,100           11,763
     Others.............................................                         -            1,092
     Less: Reserve for market valuation.................                    (6,424)               -
                                                                    ==============     ============
Total corporate securities..............................            Ps.      2.930     Ps.   12.875
                                                                    ==============     ============
Total government and corporate securities...............            Ps.  1,814,026     Ps.  283,777
                                                                    ==============     ============

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

Loans to the non-financial private sector and residents abroad: include the following types of lending:

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

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

                                                                        GRUPO GALICIA
                                                             -----------------------------------
                                                                         DECEMBER 31,
                                                             -----------------------------------
                                                                  2002                 2001
                                                             ---------------     ---------------
Non-financial public sector............................      Ps.   7,623,560     Ps.   8,681,840
Financial sector (Argentine) ..........................              133,644             189,186
Non-financial private sector and residents abroad
With preferred guarantees..............................            1,501,312           4,539,800
With other guarantees..................................              518,506           1,675,280
Unsecured..............................................            2,480,120           5,888,509
                                                             ---------------     ---------------
                                                                  12,257,142          20,974,615
                                                             ---------------     ---------------
Allowance for loan losses (see Note 7) ................           (1,667,300)         (1,041,206)
                                                             ---------------     ---------------
Total...................................................     Ps.  10,589,842     Ps.  19,933,409
                                                             ===============     ===============

The Bank also records its loan portfolio by industry segment. The following industry segments comprised the most significant loan concentrations at December 31, 2002 and 2001, respectively:

                                                                        GRUPO GALICIA
                                                             -----------------------------------
                                                                         DECEMBER 31,
                                                             -----------------------------------
                                                                  2002                2001
                                                             ---------------     ---------------
Financial services industry............................            1.09%               3.11%
Public sector..........................................           62.20%              41.39%
Agriculture and livestock...............................           3.76%               6.48%
Consumer...............................................            8.95%              21.11%

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

During fiscal year 2000, the Bank granted loans to the Bank's related parties including related officers and consolidated companies. Total loans outstanding to these persons at June 30, 2000 amounted to Ps.142,835.

As of December 31, 2000 the loans outstanding to these persons amounted Ps.151,867 and the charge from June 30, 2000 to December 31, 2000 reflects payments amounting to Ps.242,932 and advances of Ps.251,964.

The total loans outstandings at December 31, 2001 amounted Ps.232,285, and the change from December 31, 2000 to December 31, 2001 reflects payments amounting to Ps.463,656 and advances Ps.544,074.

The total loans outstandings at December 31, 2002 amounted Ps. 123,837, and the change from December 31, 2001 to December 31, 2002 reflects payments amounting to Ps. 20,705 and advances 14,773. Furthermore, there were adjustments of CER and foreign exchange difference of Ps. 23,432 on the above-mentioned portfolio.

Such loans were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and, in management's opinion, represent normal credit risk.

7.       ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses for the fiscal years ended December 31, 2002 and 2001, for the six-months ended December 31, 2000 and for the fiscal year ended June 30, 2000 is as follows:

                                                                    GRUPO GALICIA                        BANCO GALICIA
                                                 ---------------------------------------------------------------------
                                                                                        SIX-MONTHS
                                                                                           ENDED          YEARS ENDED
                                                      YEAR ENDED DECEMBER 31,           DECEMBER 31,        JUNE 30,
                                                 ---------------------------------     -------------------------------
                                                         2002              2001             2000             2000
                                                 --------------     --------------     -------------     -------------
Balance at beginning of year...................  Ps.  1,041,206     Ps.    590,875     Ps.   571,879     Ps.   586,045
Allowance charged to income....................       1,585,694            914,040           251,733           525,956
Prior allowances reversed......................               -             (2,001)           (2,905)           (3,386)
Inflation effect...............................        (656,540)                 -                 -                 -
Loans charged off..............................        (303,060)          (461,708)         (229,832)         (536,736)
                                                 --------------     --------------     -------------     -------------
Balance at end of the period/year..............  Ps.  1,667,300     Ps.  1,041,206     Ps.   590,875     Ps.   571,879
                                                 ==============     ==============     =============     =============

The inflation effect represents the monetary gain from incurring Allowance for loan losses adjusted to constant Argentine Pesos of December 31, 2002.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

Certain loans, principally small loans, are charged directly to income and are not reflected in the activity in the allowance for loan losses. The "Loan loss provision" in the accompanying income statements includes:

                                                                    GRUPO GALICIA                         BANCO GALICIA
                                                 ------------------------------------------------------------------------
                                                                                        SIX-MONTHS
                                                                                           ENDED         YEARS ENDED JUNE
                                                      YEAR ENDED DECEMBER 31,           DECEMBER 31,            30,
                                                 ---------------------------------     ----------------------------------
                                                       2002              2001              2000                2000
                                                 --------------     --------------     -------------     ----------------
Provisions charged to income...................  Ps.  1,585,694     Ps.    914,040     Ps.   251,733     Ps.      525,956
Direct charge-off..............................          15,984             41,788            16,318               17,211
Other receivables losses.......................          29,988             43,251             1,906                1,685
Financial leases...............................           2,662                719               214                   87
                                                 --------------     --------------     -------------     ----------------
                                                 Ps.  1,634,328     Ps.    999,798     Ps.   270,171     Ps.      544,939
                                                 ==============     ==============     =============     ================

The Bank has entered into certain troubled debt restructuring agreements with customers. The Bank eliminates any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses. Loans under such agreements amounted to Ps. 47,216 at December 31, 2001.

The economic changes that took place in Argentina as from December 2001 have led to most of the loan portfolio of Banco Galicia being subject to a restructuring process which in many cases had not been concluded as of December 31, 2002.

8.       OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE

The composition of other receivables from financial brokerage, by type of guarantee, is as follows:

                                                                 GRUPO GALICIA
                                                        --------------------------------
                                                                  DECEMBER 31,
                                                        --------------------------------
                                                             2002              2001
                                                        --------------    --------------
Preferred guarantees, including deposits with
the Argentine Central Bank.........................     Ps.     58,786    Ps.    140,419
Other guarantees...................................             10,239            16,149
Unsecured (1) .....................................          9,150,637         3,659,827
Less: Allowance for doubtful accounts..............            (43,954)          (16,302)
                                                        --------------    --------------
                                                        Ps.  9,175,708    Ps.  3,800,093
                                                        ==============    ==============

(1)Includes Ps.7,037,155 of "Compensation to be received from the National Government (see note 1).

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

During 2001, the Bank enters into forward transactions in foreign currencies. The assets and corresponding liabilities related to forward transactions in foreign currencies are as follows:

                                                                            GRUPO GALICIA
                                                                   --------------------------------
                                                                             DECEMBER 31,
                                                                   --------------------------------
                                                                        2002              2001
                                                                   --------------------------------
Forward foreign exchange purchases:
  Forward purchases of foreign exchange.....................       Ps.         -     Ps.        749
  Creditors for forward purchases of foreign exchange (*)...                   -                727
Forward foreign exchange sales:
  Forward sales of foreign exchange.........................                   -            370,823
  Debtors for forward sales of foreign exchange (*).........                   -            370,803

(*) Forward price of currency contracts net of premiums deferred at end of period.

At December 31, 2002 the Company did not have any outstanding forward contracts.

The breakdown of the caption "others" included in the balance sheet is as follows:

                                                                        GRUPO GALICIA
                                                               ---------------------------------
                                                                         DECEMBER 31,
                                                               ---------------------------------
                                                                    2002               2001
                                                               --------------    ---------------
Mutual funds..............................................     Ps.     26,127    Ps.      21,702
Galtrust I................................................            680,230            646,698
Other financial trust participation certificates (See
note 34)..................................................            455,766            578,056
Unearned premiums for repo transactions...................                  -             19,710
Accrued commissions.......................................             14,161             34,372
Compensation to be received related to the payment of
deposits (see note 1).....................................            442,895                  -
Others....................................................            374,156            240,174
                                                               --------------    ---------------
                                                               Ps.  1,993,335    Ps.   1,540,712
                                                               ==============    ===============

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

9.       EQUITY INVESTMENTS IN OTHER COMPANIES

The Bank accounted his investment in Banelco S.A. and Galicia Advent Private Equity Fund Limited for under the equity method. The rest of investments has been account under cost adition dividends method.

Equity investments in other companies held by the Bank consist of the following at the respective balance sheet dates:

                                                                    GRUPO GALICIA
                                                         -------------------------------------
                                                                     DECEMBER 31,
                                                         -------------------------------------
                                                               2002                2001
                                                         -----------------   -----------------
IN FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND
AUTHORIZED ACTIVITIES
Banelco S.A...........................................   Ps.        10,378   Ps.         8,023
Visa Argentina S.A....................................                 942                 942
Mercado de Valores de Buenos Aires S.A................               5,872               6,499
Banco Latinoamericano de Exportaciones S.A............               1,774               1,153
Galicia Advent Private Equity Fund Ltd................               7,538               6,311
Others................................................               2,809               2,501
                                                         -----------------   -----------------
TOTAL FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND
AUTHORIZED ACTIVITIES.................................   Ps.        29,313   Ps.        25,429
                                                         -----------------   -----------------

IN NON-FINANCIAL INSTITUTIONS
Aguas Argentinas S.A..................................   Ps.        23,168   Ps.        45,423
Inversora Diamante S.A................................              12,832              12,832
Inversora Nihuiles S.A................................              15,614              15,614
Electrigal S.A........................................               5,407               5,407
Aguas Provinciales de Santa Fe S.A....................              10,678              17,257
A.E.C. S.A............................................               6,085               6,085
Aguas Cordobesas S.A..................................               8,834               7,099
Correo Argentino S.A..................................              27,222              27,222
Caminos de la Sierra S.A..............................               4,390               5,811
Tradecom International N.V............................              10,577              11,333
Others................................................               1,617               2,146
                                                         -----------------   -----------------
TOTAL IN NON-FINANCIAL INSTITUTIONS ..................   Ps.       126,424   Ps.       156,229
                                                         -----------------   -----------------
ALLOWANCES............................................   Ps.       (52,384)  Ps.       (33,295)
                                                         -----------------   -----------------
TOTAL EQUITY INVESTMENTS IN OTHER COMPANIES...........   Ps.       103,353   Ps.       148,363
                                                         =================   =================

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

10.      FIXED ASSETS AND INTANGIBLE ASSETS

The major categories of Grupo Galicia's premises and equipment and accumulated depreciation, as of December 31, 2002 and 2001 are as follows:

                                                                    GRUPO GALICIA
                                                         -------------------------------------
                                                                    DECEMBER 31,
                                                         -------------------------------------
                                                              2002                 2001
                                                         ------------------  -----------------
Land and buildings....................................   Ps.       550,536   Ps.       548,613
Furniture and fixtures................................             130,511             135,871
Machinery and equipment...............................             199,054             250,007
Vehicles..............................................                 724               6,254
Others................................................               7,558              12,025
Accumulated depreciation..............................            (322,838)           (333,871)
                                                         -----------------   -----------------
                                                         Ps.       565,545   Ps.       618,899
                                                         =================   =================

Depreciation expenses of the years ended December 31, 2002 and 2001, the six-month period ended December 31, 2000 and June 30, 2000, was Ps.62,809, Ps.61,127, Ps.27,517 and Ps.54,595, respectively.

The major categories of intangible assets as of December 31, 2002 and 2001 are as follows:

                                                                    GRUPO GALICIA
                                                         -------------------------------------
                                                                    DECEMBER 31,
                                                         -------------------------------------
                                                             2002                 2001
                                                         ----------------    -----------------
Goodwill, net of accumulated amortization of
Ps. 107,896 and Ps. 85,363
respectively..........................................   Ps.       168,911   Ps.       276,231
Organization and development expenses, net of
accumulated amortization of Ps. 234,180 and
Ps.188,782 respectively...............................             150,254             217,016
                                                         -----------------   -----------------
                                                         Ps.       319,165   Ps.       493,247
                                                         =================   =================

Total amortization expenses of the years ended December 31, 2002 and 2001, the six-month period ended December 31, 2000 and June 30, 2000, was Ps.167,165, Ps.109,968, Ps.45,243 and Ps.91,558, respectively.

Organization and development expenses include software and the related implementation services purchased from third parties, with a net book value of Ps.126,711 and Ps.157,405 at December 31, 2002, 2001, respectively.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

The table below shows the components of goodwill by type of activity for the periods presented.

                                                                   GRUPO GALICIA
                                                         -------------------------------------
                                                                    DECEMBER 31,
                                                         -------------------------------------
                                                                    2002              2001
                                                         -----------------   -----------------
Investment............................................   Ps.        16,845   Ps.        22,052
Banking...............................................              93,742             141,146
Regional Credit Card issuing companies................              58,324             113,033
                                                         -----------------   -----------------
                                                         Ps.       168,911   Ps.       276,231
                                                         =================   =================

11.      MISCELLANEOUS ASSETS

Miscellaneous assets consisted of the following as of December 31, 2002 and 2001:

                                                                    GRUPO GALICIA
                                                         -------------------------------------
                                                                     DECEMBER 31,
                                                         -------------------------------------
                                                               2002              2001
                                                         -----------------   -----------------
Construction in progress..............................   Ps.        55,940   Ps.        34,341
Deposits on fixed asset purchases.....................               1,860               3,836
Stationery and supplies...............................               3,990               4,323
Real estates properties held for sale.................              57,166              86,188
Assets acquired through foreclosures..................                 720              13,694
Others................................................              63.489              88,902
                                                         -----------------   -----------------
                                                         Ps.      183,165    Ps.       231,284
                                                         =================   =================

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

12. OTHER ALLOWANCES AND RESERVES

Allowances on other assets and reserves for contingencies are as follows:

                                                                              GRUPO GALICIA
                                                                    ----------------------------------
                                                                               DECEMBER 31,
                                                                    ----------------  ----------------
                                                                          2001              2000
                                                                    ----------------  ----------------
Allowances against asset accounts:
   Other receivables resulting from financial brokerage,
   for collection risk (a)........................................  Ps.       43,954  Ps.       16,302
   Assets under financial leases (a)..............................             2,439             1,116
   Equity investments in other companies (b)......................            52,384            33,295
   Miscellaneous receivables, for collection risk (a).............            29,121            55,071
Reserves for contingencies:
   For severance payments (c).....................................            10,979             3,309
   Litigations (d)................................................            24,814            53,348
   Related to commitments undertaken with public services
   companies......................................................            92,000                 -
   Claims related to controverted pesification and other
   contingencies..................................................           143,451                 -
   Sundry liabilities arising from credit card activities (e).....            16,246             7,569
   Other commitments (f)..........................................            44,178            11,436
                                                                    ----------------  ----------------
   Total reserves for contingencies...............................  Ps.      331,668  Ps.       75,662
                                                                    ================  ================

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

(e) Reserves for rewards to be given under a credit card reward program, for a guarantee of credit card receivables and for the estimated liability for the insurance of the payment of credit card balances in the event of the death of the credit card holder.

(f) Represents the contingent commitments related to clients in categories other than the "normal" categories under Argentine Banking GAAP.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

13. OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE- ARGENTINE CENTRAL BANK

The Bank borrows funds under various credit facilities obtained from the Argentine Central Bank for specific purposes as follows:

                                                                        GRUPO GALICIA
                                                              ----------------------------------
                                                                         DECEMBER 31,
                                                              ----------------  ----------------
                                                                    2002              2001
                                                              ----------------  ----------------
DESCRIPTION
Long-term liabilities:
   Advances for the acquisition of National Government
   Bonds in U.S. Dollars (*)............................      Ps.    2,424,244  Ps.            -
   Argentine Central Bank's liquidity loans.............               776,931                 -
   Other Central Bank obligations.......................                 1,818           691,323
                                                              ----------------  ----------------
Total long-term liabilities.............................      Ps.    3,202,993  Ps.      691,323
Short-term liabilities:
   Argentine Central Bank's liquidity loans.............             4,625,847         2,695,575
   Other Central Bank obligations.......................                    15               679
                                                              ----------------  ----------------
Total short-term liabilities............................      Ps.    4,625,862  Ps.    2,696,254
Accrued interest........................................               207,149            13,688
                                                              ----------------  ----------------
                                                              Ps.    8,036,004  Ps.    3,401,265
                                                              ================  ================

(*) Advance for the hedge bond. Accrued interest on this advance was Ps.44,101 at December 31, 2002 (see note 1).

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000

  (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

14. OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE- BANKS AND INTERNATIONAL ENTITIES, AND LOANS FROM DOMESTIC FINANCIAL INSTITUTIONS.

The Bank also borrows funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

                                                                          GRUPO GALICIA
                                                               ------------------------------------
                                                                           DECEMBER 31,
                                                               ------------------------------------
                                                                     2002               2001
                                                               -----------------  -----------------
DESCRIPTION
  BANK AND INTERNATIONAL ENTITIES
   Long term liabilities:
          Compania Interamericana de Inversiones.............  Ps.       233,730  Ps.       151,817
          International Finance Corporation (I.F.C.).........          1,042,530            657,393
          Nederlands Financierings Maatschappij Voor
          Ontwikkeling Slande N.V  (F.M.O.)..................             64,884             42,146
          Other foreign banks................................            280,620            229,036
                                                               -----------------  -----------------
                   Total long-term liabilities (2) (3).......  Ps.     1,621,764  Ps.     1,080,392

   Short-term liabilities:
          Other lines of credit from foreign banks (1).......          1,535,421            562,445
                                                               -----------------  -----------------
TOTAL BANK AND INTERNATIONAL ENTITIES........................  Ps.     3,157,185  Ps.     1,642,837
                                                               -----------------  -----------------

  DOMESTIC AND FINANCIAL INSTITUTIONS
   Long term liabilities:
          BICE (Banco de inversiones y Comercio Exterior)....            137,145            306,771
          Other lines of domestic banks (3)..................             14,782                  -
                                                               -----------------  -----------------
                   Total long term liabilities (2)...........  Ps.       151,927  Ps.       306,771

  Short-term liabilities:
          Other lines of credit from domestic banks (1)......             47,604             42,428
                                                               -----------------  -----------------
TOTAL DOMESTIC AND FINANCIAL INSTITUTIONS....................  Ps.       199,531  Ps.       349,199
                                                               -----------------  -----------------

TOTAL........................................................  Ps.     3,356,716  Ps.     1,992,036
                                                               =================  =================

(1) Short term debt in default at December 31, 2002.

Accrued interest on the above liabilities was Ps.132,244, and Ps.51,550 at December 31, 2002 and 2001, respectively.

Loans from Banco de Inversion y Comercio Exterior for financing investment projects, increasing the export capacity and financing the Global Multisectorial Credit Program. These loans carry interest at floating rates that range between 4.06% and 11.13%, with maturities ranging between 1 and 10 years. Maturities of borrowings from the Cia. Interamericana de Inversiones and from the F.M.O. are between 1 and 10 years, with interest rates varying from between 4.38% to 9.75%.

Loans from the International Finance Corporation are at variable interest rates, ranging from 4.75% to 6.12% with maturities between 1 and 10 years.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

The liabilities with other foreign banks amounting to Ps.1,535,421 at December 31, 2002, correspond to several banks with maturities up to 10 years, and annual interest rates between 3.00% and 7.85%.

For the above mentioned lines of credits, the Bank has formally begun negotiations with a steering committee that was established by the Bank's largest creditors in order to restructure the foreign debt.

Short-term credit lines with domestic banks have a weighted-average interest rate of approximately 30.00%.

As of December 31, 2002, maturities of the above long-term loans for each of the following five fiscal years and thereafter are as follows:

                                                                                  Default             Contractual
                                                                               Acceleration            Maturity
                                                                               ------------            --------
2002..............................................................          Ps.  (3)  1,636,546     Ps.  1,133,247
2003..............................................................                       38,255            289,866
2004..............................................................                       38,887            133,196
2005..............................................................                       25,911             70,154
2006..............................................................                       16,222             51,978
2007..............................................................                       11,656             51,393
Thereafter........................................................                        6,214             43,857
                                                                            --------------------------------------
                                                                         (2)Ps.       1,773,691     Ps.  1,773,691
                                                                            ======================================

(2) Although contractual arrangements with Bank's creditors provide for the Bank's debt to be repaid on terms that would allow the Bank to classify such debt according to their terms for purposes of the Bank's financial information, given that the Bank has defaulted on its debt obligations, the Bank classified all its debt as "past due/callable" despite the fact that its creditors have not taken requisite measures to accelerate the outstanding debt. In particular, the Bank has an aggregate amount of US$310,000 corresponding to a loan from the International Finance Corporation, US$19,294 corresponding to a loan from the F.M.O. US$69,500 corresponding to a loan from Compania Interamericana de Inversiones, and US$87,839 corresponding to other lines from several banks, that were issued under an indenture that provides for automatic acceleration of these lines of credit without further act of the creditors.

As of December 31, 2002 the Bank did not have any unused lines of credit.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

15. OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE- NEGOTIABLE OBLIGATIONS

The Board of Directors is authorized to determine all of the conditions of each issuance of negotiable obligations, including timing, currency, price, manner and payment terms. The amounts outstanding and the terms corresponding to outstanding negotiable obligations are as follows:

                                                                                                      GRUPO GALLCIA
                                                                                            ----------------------------------
                                                                                  ANNUAL               DECEMBER 31,
                                                                                 INTEREST   ----------------------------------
                                                                      MATURITY     RATE          2002                 2001
                                                                      --------   --------   ---------------    -----------------
LONG-TERM LIABILITIES:
M.I.G.A. S 2
  (Semi-annual interest, principal payable every six months)......      2005       4.00%    Ps.      35,754    Ps.        22,541
M.I.G.A. S 1
  (Semi-annual interest, principal payable every six months)......      2005       4.00%            149,000               94,301
Seventh series
  (Semi-annual interest, principal payable at maturity)...........      2003       9.00%            672,000              434,769
Sixth series
  (Semi-annual interest, principal payable every year beggining
 in August, 2005).................................................      2002       5.48%            504,450              327,338
F.R.N. Class 6 (*)
  (Semi-annual interest, principal payable every year beggining
in August, 2005)..................................................      2007       7.88%            244,272                    -
F.R.N. Class 7 (*)
  (Semi-annual interest, principal payable at maturity)...........      2007       5,95%            145,150                    -
Banco Galicia Uruguay S.A. (restructured deposits)
  (Annual interest 2%, principal payable: 15%                           2011       2,00%          1,555,849                    -
September '03; 15% September '04; from September '05 up to
September 2011 10% each year).....................................
                                                                                            ---------------    -----------------
Total long-term liabilities                                                                 Ps.   3,306,475    Ps.       878,949
                                                                                            ===============    =================

SHORT-TERM LIABILITIES:

Tarjetas del Mar
  (Interest fixed, principal payable at maturity).................      2002                PS.      20,849               50,142 (1)
Tarjeta Naranja
  (Interest fixed, principal payable at maturity).................      2002                         99,249(2)           270,409 (3)
Tarjetas Cuyanas
  (Interest fixed, principal payable at maturity).................      2002                          7,474(4)            36,811 (5)
Tarjeta Comfiar 9th Series
  (Interest fixed, principal payable at maturity).................      2002      16.22%                549               52,966
United States Commercial Paper 6th Series
  (Semi-annual interest, principal payable at maturity)                 2002       4.14%                  -              543,838
                                                                                            ---------------    -----------------
Total short- term liabilities                                                                       128,121              954,166
                                                                                            ---------------    -----------------
                                                                                            Ps.   3,434,596    Ps.     1,833,115
                                                                                            ===============    =================

(1) Includes 9th Series and 10th Series with an annual interest rate of 16,77% and 14,92%, respectively.

(2) Includes 6th Series, 24th Series, 25th Series and 26th Series with an annual interest rate of 17,18%, 16,70%, 15,82% and 16,13%, respectively.

(3) Includes 27th Series with an annual interest rate of 16,46%.

(4) Includes 9th Series, 10th Series and 11th Series with an annual interest rate of 16,10%, 16,26% and 15,51%, respectively.

(5) Includes 9th Series, 10th Series, 11th Series and 12th Series with an average annual interest rate of 15,96%.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

Interest and principal on all of the above debt securities are payable in U.S. dollars.

Accrued interest on the above liabilities was Ps.115,918 and Ps.22,613 at December 31, 2002 and 2001 respectively.

(*) The New York branch launched a medium-term debt securities program for up to US$500 million, of which US$200 million were issued at December 31, 2001. Of this amount, US$125.5 million were rescheduled at the Head Office for a term of 5 years, with a grace period of 2 years, US$68.9 million were paid in cash and a debt reduction of US$42.6 million was granted. As of December 31, 2001 these debt securities were included under the caption "Other liabilities resulting from financial brokerage - Other".

Maturities of long-term negotiable obligations at December 31, 2002 are as follows:

                                         Default              Contractual
                                      acceleration              maturity
                                   ------------------     -------------------
Past Due / Callable.............   Ps.      1,361,204(1)  Ps.         550,785
2003............................              273,051                 991,386
2004............................              226,376                 272,711
2005............................              280,725                 326,474
2006............................              280,725                 280,725
2007............................              280,725                 280,725
2008............................              150,917                 150,917
2009............................              150,917                 150,917
2010............................              150,917                 150,917
2011............................              150,918                 150,918
                                   ------------------     -------------------
Total...........................   Ps.      3,306,475     Ps.       3,306,475
                                   ==================     ===================

(1) Although contractual arrangements with the Bank's creditors provide for the Bank's debt to be repaid on terms that would allow the Bank to classify such debt according to their terms for purposes of its financial information, given that the Bank has defaulted on our debt obligations, the Bank classify all its debt as "past due/callable" despite the fact that the Bank's creditors have not taken requisite measures to accelerate their outstanding debt. In particular, the Bank has an aggregate amount of US$150,000 corresponding to the Negotiable Obligation Sixth series, US$ 200,000 corresponding to the Negotiable Obligation Seventh series , US$44,306 corresponding to the Negotiable Obligation MIGA first series and US$10,632 corresponding to the Negotiable Obligation MIGA second series, that were issued under an indenture that provides for automatic acceleration of the bonds in such Series without further act of the bondholders.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

16. DIRECTORS' AND SYNDICS' FEES

The breakdown of the caption Directors' and syndics' fees in the income statement is as follows:


                                                                                                                   BANCO GALICIA
                                                                  GRUPO GALICIA                  SIX-MONTHS       ---------------
                                                        ----------------------------------          ENDED           YEARS ENDED
                                                             YEARS ENDED DECEMBER 31,           DECEMBER 31,          JUNE 30,
                                                        ----------------------------------    ----------------    ---------------
                                                             2002               2001                2000               2000
                                                        ---------------   ----------------    ----------------    ---------------
GFG director's fees.................................    Ps.          76   Ps.          131    Ps.           68                  -
GFG syndic's fees..... .............................                 76                131                 131                  -
Banco Galicia Directors' statutory fees.............                  -             23,137              19,588    Ps.      64,322
Banco Galicia Directors' administrative fees........              1,967              5,623               2,724              5,459
Banco Galicia Syndics' fees.........................                387                483                 251                655
Subsidiary companies directors' and syndics' fees...                702              5,616               3,285              9,723
                                                        ---------------   ----------------    ----------------    ---------------
                                                        Ps.       3,208   Ps.       35,121    Ps.       26,047    Ps.      80,159
                                                        ===============   ================    ================    ===============

17. CONTRIBUTIONS TO THE SOCIAL SERVICES INSTITUTE FOR BANKING EMPLOYEES

For the year ended June 30, 1998, the contributions that the Bank was required to make to the Social Services Institute for Banking Employees (the "ISSB") were reduced from 1% to zero by a decree of the National Executive Power. As a result of this decree, the ISSB brought a legal action requesting the reinstatement of the 1% contribution. During the Bank's fiscal year 2000, the 1% contribution would have amounted approximately to Ps.31,237. For the fiscal years ended December 31, 2002 and 2001 and for the six-month period ended December 31, 2000, the 1% contribution would have amounted approximately to Ps.9,068, Ps.34,951 and Ps.17,257. This amount has not been provided for in the financial statements, as management has determined that it is not probable that the legal action will succeed.

Currently, the Bank Employees' Health Care Scheme (the "OSBA") has brought a legal action against all the financial institutions in the system, which has already been answered. In addition, the Federal Public Revenue Authority (the "AFIP") issued Order No. 6/99 ratifying that the OSBA is a legal entity other than ISSB, therefore it does not have any legal authority to claim the contribution. To date this situation has not been resolved.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

18. BALANCES IN FOREIGN CURRENCY

The balances of assets and liabilities denominated in foreign currencies (principally in U.S. dollars) are as follows:

                                                                       GRUPO GALICIA
                                                              -------------------------------
                                                                        DECEMBER 31,
                                                              -------------------------------
                                                                   2002             2001
                                                              --------------   --------------
   Cash and due from banks................................    Ps.    282,669   Ps.    621,553
   Government and corporate securities....................         1,668,375          233,519
   Loans..................................................           964,984       17,210,852
   Other receivables resulting from financial brokerage...         7,272,114        3,228,025
   Assets under financial leases..........................                 -           96,586
   Equity investments in other companies..................            21,488           13,393
   Miscellaneous receivables..............................            23,542          683,365
   Bank premises and equipment............................            16,001           12,482
   Intangible assets......................................             1,977            6,282
   Miscellaneous assets...................................             2,374            1,610
   In process items.......................................             7,340           15,951
                                                              --------------   --------------
TOTAL ....................................................    Ps. 10,260,864   Ps. 22,123,618
                                                              ==============   ==============
LIABILITIES:
   Deposits...............................................    Ps.  2,069,926   Ps. 10,863,392
   Other liabilities resulting from financial brokerage...         7,614,591        7,291,669
   Sundry liabilities.....................................            19,887           27,170
   In process items.......................................             1,449            8,336
                                                              --------------   --------------
TOTAL.....................................................    Ps.  9,705,853   Ps. 18,190,567
                                                              ==============   ==============

19. TRANSACTIONS WITH RELATED PARTIES

Grupo Galicia entered into certain transactions with controlled and equity-method subsidiaries during the fiscal years ended December 31, 2002 and 2001, during the six-months ended December 31, 2000 and during the fiscal year ended June 30, 2000 respectively, with the following revenues and expenses:

                                                           GRUPO GALICIA                 BANCO GALICIA
                                             -----------------------------------------   -------------
                                                                           SIX-MONTHS
                                                                             ENDED
                                              YEARS ENDED DECEMBER 31,    DECEMBER 31,      JUNE 30,
                                             -----------------------------------------   -------------
                                                2002           2001           2000            2000
                                             -----------   ------------   ------------   -------------
Revenues recognized.......................   Ps.  50,705   Ps.  309,344   Ps.  146,007   Ps.    29,153
Expenses incurred.........................        69,508        156,370         93,325         165,870

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

20. BREAKDOWN OF CAPTIONS INCLUDED IN THE INCOME STATEMENT

                                                                      GRUPO GALICIA                 BANCO GALICIA
                                                       ------------------------------------------   -------------
                                                                                     SIX-MONTHS
                                                                                       ENDED         YEAR ENDED
                                                         YEARS ENDED DECEMBER 31     DECEMBER 31,      JUNE 30,
                                                       ---------------------------   ------------   -------------
                                                            2002            2001          2000           2000
                                                       -------------   -----------   ------------   -------------
FINANCIAL INCOME
Interest income resulting from financial brokerage:
Interest on structured notes........................   Ps.         -   Ps.  80,915   Ps.   40,571   Ps.    82,219
Interest on purchased certificates of deposits......          38,413           247            205             697
Compensatory Bond...................................         131,544             -              -               -
Additional interest on current accounts and
special accounts with the Argentine Central Bank....          20,338             -              -               -
Others..............................................          35,713        27,179          2,919           1,728
                                                       -------------   -----------   ------------   -------------
                                                       Ps.   226,008   Ps. 108,341   Ps.   43,695   Ps.    84,644
                                                       -------------   -----------   ------------   -------------

Others
Premiums on reverse repos transactions..............               -        48,429         78,104         100,167
Difference in quotation of gold and foreign
currency transactions...............................         377,191        46,312         17,493          44,311
Premiums on foreign currency transactions...........           2,399        63,176         50,329         107,637
Interest on pre-export and export financing.........          22,789             -              -               -
Others..............................................           6,878         7,811          1,956           1,615
                                                       -------------   -----------   ------------   -------------
                                                       Ps.   409,257   Ps. 165,728   Ps.  147,882   Ps.   253,730
                                                       -------------   -----------   ------------   -------------

FINANCIAL EXPENSES
Interest expense resulting from financial brokerage:
Discounts on negotiable obligations.................           4,116        44,114         34,942          72,839
Interest on negotiable obligations..................         232,153       155,716         93,251         153,722
Interest on other liabilities resulting from
financial brokerage from other banks and
international entities..............................         411,126       230,267        133,219         206,232
                                                       -------------   -----------   ------------   -------------
                                                       Ps.   647,395   Ps. 430,097   Ps.  261,412   Ps.   432,793
                                                       -------------   -----------   ------------   -------------

Other interest:
Interest on Central Bank loans                                49,247         3,141             61             175
Interests on liquidity assistance loans                    1,365,167        10,614              -               -
CER adjustment on Central Bank advances                       46,567             -              -               -
Others                                                       130,518        71,103         19,913          35,418
                                                       -------------   -----------   ------------   -------------
                                                       Ps. 1,591,499   Ps.  84,858   Ps.   19,974   Ps.    35,593
                                                       -------------   -----------   ------------   -------------

Others:
Contributions to the deposit guarantee system ......          20,222        34,145         16,348          43,625
Premiums on repo transactions.......................         140,255        78,104         61,723         109,804
Contributions and taxes on financial income.........          29,786        58,090         22,810          47,015
Charge for impairment of loans......................          28,080             -              -               -
Others..............................................           2,772         6,197          3,781           5,889
                                                       -------------   -----------   ------------   -------------
                                                       Ps.   221,115   Ps. 176,536   Ps.  104,662   Ps.   206,333
                                                       -------------   -----------   ------------   -------------

INCOME FROM SERVICES
Others
Commissions on credit cards.........................         141,029       297,649        149,561         342,639
Safety rental.......................................           5,035         7,324          3,504           7,318
Others..............................................          61,458       153,076         67,410         137,293
                                                       -------------   -----------   ------------   -------------
                                                       Ps.   207,522   Ps. 458,049   Ps.  220,475   Ps.   487,250
                                                       -------------   -----------   ------------   -------------

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

                                                                   GRUPO GALICIA                BANCO GALICIA
                                                    -----------------------------------------   -------------
                                                                                  SIX-MONTHS
                                                                                    ENDED        YEAR ENDED
                                                     YEARS ENDED DECEMBER 31,    DECEMBER 31,      JUNE 30,
                                                    --------------------------   ------------   -------------
                                                        2002           2001          2000           2000
                                                    ------------   -----------   ------------   -------------
EXPENSES FOR SERVICES
Others
Gross revenue taxes..............................   Ps.   17,640   Ps.  41,591   Ps.   20,306   Ps.    40,919
Linked with credit cards.........................         13,908        31,825         13,397          29,667
Others...........................................          8,387        35,034         13,828          18,207
                                                    ------------   -----------   ------------   -------------
                                                    Ps.   39,935   Ps. 108,450   Ps.   47,531   Ps.    88,793
                                                    ============   ===========   ============   =============

ADMINISTRATIVE EXPENSES
Other operating expenses
Rentals..........................................         36,216        61,959         28,987          55,222
Electricity and communications...................         42,140        69,482         36,106          76,695
Amortization of organization and development
expenses.........................................         84,290        80,024         33,869          73,593
Depreciation of bank premises and equipment......         62,809        61,127         27,517          54,595
Maintenance and repair expenses..................         26,650        44,848         21,239          43,518
Other operating expenses.........................         35,591        52,572         24,960          49,397
                                                    ------------   -----------   ------------   -------------
                                                    Ps.  287,696   Ps. 370,012   Ps.  172,678   Ps.   353,020
                                                    ============   ===========   ============   =============

MISCELLANEOUS INCOME
Interest on miscellaneous receivables (1) .......         23,175       295,561         25,940          49,073
Premiums and commissions on insurance business...        182,155       169,561              -               -
Reversal of income tax provision ................              -       102,945              -               -
Others...........................................         38,445        30,289         10,431          18,614
                                                    ------------   -----------   ------------   -------------
                                                    Ps.  243,775   Ps. 598,356   Ps.   36,371   Ps.    67,687
                                                    ============   ===========   ============   =============

MISCELLANEOUS LOSSES
Claims...........................................          3,728        10,448          6,009          10,411
Amortization of goodwill.........................         82,875        29,944         11,374          17,965
Commissions and expenses on insurance business ..         95,489       146,972              -               -
Others...........................................         86,469        35,639         28,890          31,013
                                                    ------------   -----------   ------------   -------------
                                                    Ps.  268,561   Ps. 223,003   Ps.   46,273   Ps.    59,389
                                                    ============   ===========   ============   =============

(1)  Includes income related to securities sold under repurchase agreements.

21. INCOME TAX

The income tax amounts estimated for the fiscal years ended December 31, 2002 and 2001, for the six-months ended December 31, 2000 and for the fiscal year ended June 30, 2000 amounted to Ps.65,847, Ps.157,677, Ps.114,405 and
Ps.162,141, respectively. The statutory income tax rate at December 31, 2002, 2001, 2000 and June 30, 2000 was 35%. At December 31, 2002 the Group had tax loss carryforwards in the approximate amount of Ps. 3,485,806 that may reduce future year's taxable income for income tax purposes. Such tax loss carryforwards expires in the following ten years.

At December 31, 2002, PMIT available to credit future income tax amount to Ps. 11,702. Such PMIT expires in the following ten years.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

22.      SHAREHOLDERS' EQUITY AND RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF
         PROFITS

The distribution of retained earnings in the form of dividends is governed by the Argentine Commercial Companies Law and Resolution N(degree) 290/97 of the CNV. These laws oblige Grupo Galicia to transfer 5% of its net income to a legal reserve until the reserve reaches en amount equal to 20% of the capital stock.

Under the Argentine Central Bank regulation, 20.0% of the Bank's net income must be allocated to a legal reserve, which is reflected in the statement of changes in shareholders' equity. Under Argentine law, cash dividends may be declared only out of unrestricted retained earnings.

Furthermore, Argentine Central Bank Communique "A" 3785 dated October 29, 2002 restricted the distribution of cash dividends. Such rule establishes that the Bank should adjust its earnings to be distributed as cash dividends with the difference between the market value and the carrying value of the compensatory and hedge bonds after netting the legal reserve and other reserves established by the Bank's by-laws.

The "Adjustments to shareholders' equity" caption in the statement of changes in shareholders' equity represents:

- the balance of the 1981 technical valuation of fixed assets of the Bank and its equity investees, available to absorb losses on the disposal or devaluation of such fixed assets;

- the inflation adjustment related to capital stock at the beginning of each period, adjusted to constant Pesos of August 31, 1995. Capital stock maintains its nominal (par) value at each balance sheet date;

- the inflation adjustment related to the increase in capital stock from stock distributions (adjustments to capital). The adjustment represents the effect of inflation from the stock distribution date to the end of each period, and is restated to constant Pesos as of August, 31, 1995;

- the inflation adjustment related to capital stock at the beginning of each period, adjusted to constant Pesos of December 31, 2002. Capital stock maintains its nominal (par) value at each balance sheet date; and

- the inflation adjustment related to the increase in capital stock from stock distributions (adjustments to capital). The adjustment represents the effect of inflation from the stock distribution date to the end of each period, and is restated to constant Pesos as of December 31, 2002.

The composition of Adjustments to shareholders' equity is as follows:

                           GRUPO GALICIA
                       ---------------------
                       DECEMBER    DECEMBER
                         2002        2001
                       ---------------------
Inflation to:
- capital stock        1,293,869   1,293,869
- paid- in- capital       93,866      93,866
                       ---------   ---------
                       1,387,735   1,387,735

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

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

Under the Argentine Central Bank regulations, the Bank is required to maintain minimum levels of capital, as defined ("minimum capital"). The minimum capital, is based upon risk-weighted assets, and the balances of Bank premises and equipment, intangible assets and unquoted equity investments. The required minimum capital and the Bank's capital calculated under the Central Bank requirements are as follows:

                                                                      BANCO GALICIA
                                            -----------------------------------------------------------------
                                                                                    SHAREHOLDER'S EQUITY AS A
                                            MINIMUM EQUITY   SHAREHOLDER'S EQUITY      % OF MINIMUM EQUITY
                                            -----------------------------------------------------------------
December 31, 2002 .......................   Ps.          -   Ps.                -                  -
December 31, 2001 .......................        1,863,649              2,652,249             142.31
December 31, 2000........................        1,965,052              2,510,015             127.73
June 30, 2000............................        1,773,922              2,574,579             145.13

As of December 31, 2002, the Argentine Central Bank suspended the regulation requiring minimum levels of capital.

24.      EARNINGS PER SHARE

Stock distributions (see note 22 and 32) were declared to shareholders in 2001. Accordingly, all common share data include the effects of such distributions. Earnings per share is based upon the weighted average of common shares outstanding in the amount of 1,092,407,017 of Grupo Galicia for the years ended December 31, 2002 and 2001 and 1,023,673,418 of Grupo Galicia for the six-months ended December 31, 2000. All share and per share amounts corresponding to June 30, 2000, have been restated to reflect the effect of the public exchange offer between Grupo Galicia and the Bank, accepted on July 26, 2000. This restatement is based upon the amount of common shares of 1,171,704,540 assuming a 100% of ownership after the exchange.

At December 31, 2002, 2001 and 2000 and June 30, 2000 there were no convertible subordinated negotiable obligations outstanding and therefore for the purposes of calculating earnings per share Grupo Galicia had a simple capital structure.

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    For the fiscal years ended December 31, 2002 and 2001, for the six-months ended December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

This system does not cover the deposits made by other financial institutions (including the time deposit certificates acquired through a secondary transaction), the deposits made by persons related to the Bank, either directly or indirectly, deposits of securities, acceptances or guarantees and those set up after July 1, 1995 at an interest rate exceeding the one that the Argentine Central Bank regularly establishes based on a daily survey conducted by it. Nor does this system cover deposits whose ownership has been acquired through endorsement and placement, which offer incentives in addition to the interest rate. The System has been implemented through the creation of the Deposit Insurance Fund, which is managed by a company called Seguros de Depositos S.A. (SEDESA). The shareholders of SEDESA are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the said fund.

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

As from December 2001, Argentine Central Bank Communique "A" 3358 resolved to increase the contribution to 0.03%.

The Bank recognized contributions amounting to Ps.20,222, Ps.34,145, Ps.16,348 and Ps.43,625 for the fiscal years ended December 31,2002 and 2001, for the six-months ended December 31,2000 and for the fiscal year ended June 30, 2000, respectively, under the account captioned "Financial Expenses - Contribution to the Deposit Guarantee System".

26.  EMPLOYEE BENEFIT PLANS

Neither the Bank nor its subsidiaries maintain pension plans for their personnel. The Bank is obligated to pay employer contributions to the National Pension Plan System, determined on the basis of the total monthly payroll.

These expenses aggregated Ps.16,874, Ps.37,253, Ps.15,522 and Ps.31,552 for the fiscal years ended December 31, 2002 and 2001, for the sixth-month period ended December 31, 2000 and for the year ended June 30, 2000, respectively.

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

Shares and ADS of 855,442 and 28,046.60 respectively, were awarded to certain executives. 3,400 ADS that were not awarded were returned to the trustor. The remaining balance of 157,669.40 ADS was used to create the Galicia 2005 Trust.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    For the fiscal years ended December 31, 2002 and 2001, for the six-months ended December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

27.  INCOME STATEMENTS AND BALANCE SHEETS

The presentation of financial statements according to the Argentine Central Bank rules differs significantly from the format required by the Securities and Exchange Commission under Rules 210.9 to 210.9-07 of Regulation S-X (Article 9). The income statements presented below discloses the categories required by
Article 9:

                                                    ------------------------------------------------------------     -------------
                                                                           GRUPO GALICIA                             BANCO GALICIA
                                                    ------------------------------------------------------------     -------------
                                                                                                    SIX-MONTHS
                                                                                                       ENDED           YEAR ENDED
                                                          YEARS ENDED DECEMBER 31,                  DECEMBER 31,        JUNE 30,
                                                    ------------------------------------------------------------      ------------
                                                         2002                   2001                    2000              2000
                                                    -------------          -------------            ------------      ------------
INTEREST INCOME:
Interest and fees on loans (*)..................    Ps. 4,372,230          Ps. 3,185,022            Ps.1,430,795      Ps.2,626,383
Interest and dividends on investment securities:
Tax-exempt......................................             (230)               210,021                 117,150           253,203
Interest on interest bearing deposits with
other banks.....................................            2,349                 63,184                  53,695           103,317
Interest on other receivables from financial
brokerage.......................................          602,782                211,314                  70,131            85,900
Interest on securities and foreign exchange
purchased under agreements to resell............                -                 48,429                  78,104           100,167
Government securities and other trading gains,
net.............................................          296,285                 65,100                  18,812            73,923
                                                    -------------          -------------            ------------      ------------
Total interest income...........................        5,273,416              3,783,070               1,768,687         3,242,893
                                                    -------------          -------------            ------------      ------------
INTEREST EXPENSE
Interest on deposits............................        1,349,472              1,466,711                 598,741         1,055,099
Interest on securities sold under agreements
to repurchase...................................          140,255                 78,432                  61,706           109,717
Interest on short-term liabilities from
financial intermediation........................        1,449,066                177,971                  81,055           125,065
Interest on long-term liabilities from
financial intermediation........................        1,349,900                284,754                 181,781           335,075
Monetary Loss from financial intermediation.....        1,425,319                      -                       -                 -
                                                    -------------          -------------            ------------      ------------
Total interest expense..........................        5,714,012               2007,868                 923,283         1,624,956
                                                    -------------          -------------            ------------      ------------
Net interest income.............................         (440,596)             1,775,202                 845,404         1,617,937
                                                    -------------          -------------            ------------      ------------
Allowance for loan losses.......................        1,601,286                930,504                 235,452           494,765
                                                    -------------          -------------            ------------      ------------
Net interest income after provision for loan
losses..........................................       (2,041,882)               844,698                 609,952         1,123,172
                                                    -------------          -------------            ------------      ------------

(*) Includes adjustments of the consumer price index.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    For the fiscal years ended December 31, 2002 and 2001, for the six-months ended December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

                                                                           GRUPO GALICIA                             BANCO GALICIA
                                                    ------------------------------------------------------------     -------------
                                                                                                    SIX-MONTHS
                                                                                                       ENDED           YEAR ENDED
                                                          YEAR ENDED DECEMBER 31,                   DECEMBER 31,        JUNE 30,
                                                    ------------------------------------            ------------      ------------
                                                         2002                   2001                    2000              2000
                                                    -------------          -------------            ------------      ------------
NON-INTEREST INCOME:
Service charges on deposit accounts.............    Ps.    90,468          Ps.   180,724            Ps.   88,419      Ps.  170,787
Credit card service charges and fees............          188,851                297,542                 144,770           277,454
Other commissions...............................          238,340                615,777                 251,473           434,322
Income from equity in other companies...........                -                 34,656                       -                 -
Premiums and commissions on insurance business..          182,155                169,561                       -                 -
Absoption subject to the Approval of the Annual
Shareholders Meeting (*)........................        1,358,193                      -                       -                 -
Other...........................................          359,455                267,462                 101,298           191,108
Monetary gain (loss) on other transactions......         (161,680)                     -                       -                 -
                                                    -------------          -------------            ------------      ------------

Total non-interest income.......................    Ps. 2,255,782          Ps. 1,565,722            Ps.  585,960      Ps.1,073,671
                                                    -------------          -------------            ------------      ------------
NON-INTEREST EXPENSE:
Commissions.....................................          116,746                170,651                  74,974           140,716
Salaries and social security charges............          432,553                592,194                 293,916           558,425
Fees and external administrative services.......           83,898                130,816                  71,417           170,199
Depreciation of bank premises and equipment.....           62,809                 61,127                  27,517            54,595
Personnel services..............................           22,378                 54,126                  27,921            51,834
Rentals.........................................           36,216                 61,959                  28,987            55,222
Electricity and communications..................           42,140                 69,482                  36,106            76,695
Advertising and publicity.......................           15,236                 54,060                  33,002            60,356
Taxes...........................................          125,009                218,066                  82,573           183,194
Amortization of organization and development
expenses........................................           84,290                 80,024                  33,869            73,593
Loss from equity in other companies.............           51,522                      -                   9,714            11,973
Maintenance and repair expenses.................           26,650                 44,848                  21,239            43,518
Minority interest...............................         (267,242)                21,967                  13,779              (651)
Commissions and expenses on insurance business..          102,497                146,972                       -                 -
Other...........................................          692,963                284,197                 130,092           213,556
Monetary result from operating expenses.........          (20,819)                     -                       -                 -
                                                    -------------          -------------            ------------      ------------

Total non-interest expense......................    Ps. 1,606,846          Ps. 1,990,489            Ps.  885,106      Ps.1,693,225
                                                    -------------          -------------            ------------      ------------
Income before tax expense.......................       (1,392,946)               419,931                 310,806           503,618
Income tax expense..............................          (65,847)              (157,677)               (114,405)         (162,141)
                                                    -------------          -------------            ------------      ------------
Net income .....................................    Ps.(1,458,793)         Ps.   262,254            Ps.  196,401      Ps.  341,477
                                                    =============          =============            ============      ============

(*) Effect on the foreign currency position compensation.

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    For the fiscal years ended December 31, 2002 and 2001, for the six-months ended December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

Argentine Central Bank rules also require certain classifications of assets and liabilities which are different from those required by Article 9. The following balance sheet presents Grupo Galicia's balance sheet at December 31, 2002 and 2001 as if they had followed Article 9 balance sheet disclosure requirements.

                                                                     GRUPO GALICIA
                                                         -------------------------------------
                                                                     DECEMBER 31,
                                                         -------------------------------------
                                                              2002                   2001
                                                         --------------         --------------
ASSETS:
   Cash and due from banks..........................     Ps.    572,386         Ps.    758,435
   Interest-bearing deposits in other banks.........            156,905                746,864
   Trading account assets...........................             35,164                140,747
   Available for sale securities....................          3,267,025              2,946,132
   Loans............................................         11,686,616             21,039,217
   Allowances for loan losses.......................         (1,667,300)            (1,041,206)
   Fixed assets.....................................            565,545                618,899
   Compensatory and hedge bonds to be received......          7,037,155                      -
   Other assets.....................................          2,044,423              2,427,602
                                                         --------------         --------------
        Total assets................................     Ps. 23,697,919         Ps. 27,636,690
                                                         ==============         ==============
LIABILITIES AND SHAREHOLDERS' EQUITY:
   Deposits.........................................     Ps.  5,117,028         Ps. 13,255,378
   Short-term borrowing.............................          6,544,157              4,268,980
   Other liabilities................................          1,714,350              3,277,572
   Long-term debt...................................          8,283,159              3,425,378
   Commitments and contingent liabilities...........            331,668                 75,662
   Minority interest in Consolidated Subsidiaries...             83,082                256,973
   Common stock.....................................          1,092,407              1,092,407
   Other shareholders' equity.......................            532,068              1,984,340
                                                         --------------         --------------
        Total liabilities and shareholders' equity..     Ps. 23,697,919         Ps. 27,636,690
                                                         ==============         ==============

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

The carrying value and market value of each classification of available-for-sale securities in the Article 9 balance sheet, are as follows.

                                                                  GRUPO GALICIA
                                  ---------------------------------------------------------------------------------------------
                                             DECEMBER 31, 2002                                 DECEMBER 31, 2001
                                  ---------------------------------------------------------------------------------------------
                                                   UNREALIZED                                      UNREALIZED
                                  CARRYING VALUE  GAINS/(LOSSES)   MARKET VALUE  CARRYING VALUE  GAINS/(LOSSES)  MARKET VALUE
                                  --------------  --------------- -------------  --------------  --------------  ------------
National Government Bonds....      Ps.        -               -   Ps.        -    Ps. 610,058                -    Ps. 610,058
Argentine External Bills (4).           970,985               -        970,985        619,451                -        619,451
BODEN 2012 - Compensatory
Bond.........................           687,478    (2)  (20,128)       288,932              -                -              -
Fiscal Credit Certificate (4)           105,417               -        105,417        115,787                -        115,787
BODEN 2012...................             4,500          (1,119)         3,381              -                -              -
                                   ------------    ------------    -----------   ------------     ------------   ------------
      Total available for
      sale securities........         1,768,380         (21,247)     1,368,715      1,345,296                -      1,345,296
GalTrust I...................           680,230    (3)    6,827        432,625        646,698                -   (1)   90,909
GalTrust II, III, IV and V...            81,440    Ps.        -         81,440        510,158          (57,037)       453,121
Galicia Mortgage Trust.......            89,636               -         89,636              -                -              -
Secured loans trust..........            27,000               -         27,000              -                -              -
Other securities.............           620,339               -        620,339        443,980                -        443,980
                                   ------------    ------------    -----------   ------------     ------------   ------------
      TOTAL..................      Ps.3,267,025    Ps.  (14,420)  Ps.2,619,755   Ps.2,946,132     Ps.  (57,037)  Ps.2,333,306
                                   ============    ============   ============   ============     ============   ============

(1) For U.S. GAAP purposes, the unrealized loss of Ps.555,789 is considered to be other than temporary (see note 39 j.)

(2) For U.S. GAAP purposes, the carrying value of the Compensatory Bond received amounts to Ps.309,060 (see note 39 e (ii)).

(3) For U.S. GAAP purposes, the carrying value of the Galtrust I amounts to Ps.425,798 ( see note 39 j).

(4) These instruments can be used to repay taxes, including value-added tax

The maturities at December 31, 2002 of the government securities available-for-sale and the GalTrust I, II, and V securities included in the
Article 9 balance sheet are as follows:

                                                                       GRUPO GALICIA
                                   --------------------------------------------------------------------------------------
                                                                     DECEMBER 31, 2002
                                   --------------------------------------------------------------------------------------
                                                                    MATURING AFTER 1      MATURING AFTER
                                                   MATURING WITHIN  YEAR BUT WITHIN 5  5 YEARS BUT WITHIN  MATURING AFTER
                                   CARRYING VALUE       1 YEAR             YEARS             10 YEARS         10 YEARS
                                   --------------  ---------------  -----------------  ------------------  --------------
Argentine External Bills......     Ps.   970,985         582,592      Ps.   388,393                   -               -
BODEN 2012 - Compensatory
Bond..........................           687,478               -            257,804     Ps.     429,674               -
BODEN 2012....................             4,500
Fiscal Credit Certificate.....           105,417          52,708             52,709                   -               -
                                   -------------   -------------      -------------     ---------------     -----------
  Total available for sale
  securities..................     Ps. 1,768,380   Ps.   635,300      Ps.   698,906     Ps.     429,674               -
                                   -------------   =============      =============     ===============     ===========
GalTrust I....................           680,230               -      Ps.    92,511     Ps.     209,511     Ps. 378,208
GalTrust II and V.............            81,440   Ps.    11,499             52,358              14,159           3,424
Galicia Mortgage Trust........            89,636                                                 74,871          14,765
Secured loans trust..............         27,000                                                 27,000
Other securities..................       620,339
                                   -------------
  TOTAL........................... Ps  3,267,025
                                   =============

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

28. OPERATIONS BY GEOGRAPHICAL SEGMENT

The main financial information, classified by country where transactions originate, is shown below. Most of the transactions originated in the Republic of Uruguay were with Argentine citizens and enterprises, and were denominated in U.S. dollars. Transactions between different geographical segments have been eliminated for the purposes of this note.

                                                      GRUPO GALICIA                                      BANCO GALICIA
                                           -------------------------------------------------------   --------------------
                                                                                    SIX-MONTHS
                                                                                       ENDED
                                                YEARS ENDED DECEMBER 31,            DECEMBER 31,      YEAR ENDED JUNE 30,
                                           ------------------------------------  -----------------   -------------------
                                                2002                2001               2000                 2000
                                           -----------------  -----------------  -----------------   -------------------
Total revenues:(*)
   Republic of Argentina................   Ps.    6,029,518   Ps.    5,075,535   Ps.    2,244,551     Ps.      4,101,459
   Republic of Uruguay..................            352,256            211,734             80,118                154,849
   U.S.A................................            172,383            137,439             69,449                110,700
   Grand Cayman Island..................            (6,140)                848                  2                      2
   United Kingdom.......................                  -                181                 50                     87
Net income (loss), net of monetary
effects allocable to each country:
   Republic of Argentina................         (1,463,089)           290,295            232,785                370,367
   Republic of Uruguay..................            (74,931)           (35,477)           (23,395)               (31,657)
   U.S.A................................            127,787             56,439             20,789                 40,095
   Grand Cayman Island..................            (48,560)           (47,199)           (32,782)               (35,128)
   United Kingdom.......................                  -             (1,804)              (996)                (2,200)
Total assets:
   Republic of Argentina................         22,208,622         23,685,036         33,739,807             32,584,419
   Republic of Uruguay..................          1,291,299          2,850,400          1,521,800              1,352,691
   U.S.A................................             15,588          1,096,970          1,305,449              1,189,847
   Grand Cayman Island..................            182,410                743                146                     87
   United Kingdom.......................                  -              3,541              2,475                  2,237
Fixed assets
   Republic of Argentina................            549,544            606,340            562,925                555,105
   Republic of Uruguay..................             16,001             11,855             12,606                 12,185
   U.S.A................................                  -                614                673                    570
   United Kingdom.......................                  -                 90                166                    229
Miscellaneous assets
   Republic of Argentina................            180,791            229,674            178,233                161,354
   Republic of Uruguay..................              2,374              1,610                 94                     98
Goodwill
   Republic of Argentina................            167,260            271,530            178,692                145,402
   Republic of Uruguay..................              1,651              4,701              5,326                  5,642
Other intangible assets
   Republic of Argentina................            149,928            215,433            184,380                171,927
   Republic of Uruguay..................                326                452                734                    111
   U.S.A................................                  -              1,127                979                    450
   Grand Cayman Island..................                  -                  4                 13                     17
Geographical segment assets as a
percentage of total assets
   Republic of Argentina................              93.71%             85.70%             92.26%                 92.75%
   Republic of Uruguay..................               5,45              10.31               4.16                   3.85
   U.S.A................................               0.07               3.97               3.57                   3.39
   Grand Cayman Island/United Kingdom...               0.77               0.02               0.01                   0.01

(*) The caption Revenues includes financial income, income from services and miscellaneous income.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

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

A summary of the credit exposure related to these items is shown below:

                                                                        GRUPO GALICIA
                                                            --------------------------------------
                                                                        DECEMBER 31,
                                                            --------------------------------------
                                                                   2002                2001
                                                            ---------------------------------------
Commitments to extend credit......................          Ps.        169,563   Ps.      554,314
Standby letters of credit.........................                      48,587             54,285
Guarantees granted................................                     268,598            744,509
Acceptances.......................................                     104,846            153,331

Commitments to extend credit are agreements to lend to a customer at a future date, subject to the meeting of the contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent actual future cash requirements of the Bank. The Bank evaluates each customer's creditworthiness on a case-by-case basis. In addition to the above commitment, at December 31, 2002 and 2001 the available purchase limits for credit card holders amounted to Ps.1,093,774 and Ps.5,406,927, respectively.

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

The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees. These financial customer guarantees are classified, by type, as follows:

                                                                   GRUPO GALICIA
                                                           -------------------------------
                                                                    DECEMBER 31,
                                                           -------------------------------
                                                                2002            2001
                                                           -------------------------------
Preferred counter guarantees.......................        Ps.     151,329  Ps.   268,664
Other counter guarantees...........................                 43,690         63,949

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

The Bank accounts for checks drawn on it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time as the related item clears or is accepted. In management's opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process were as follows:

                                                                    GRUPO GALICIA
                                                           --------------------------------
                                                                    DECEMBER 31,
                                                           --------------------------------
                                                                2002             2001
                                                           ---------------  ---------------
Checks drawn on the Bank.........................          Ps.      77,785  Ps.    844,735
Checks drawn on the other Bank...................                  127,239       1,048,284
Bills and other items for collection.............                  271,595         654,446

As regards the fiduciary risk, during the fiscal year 2000, the Bank was appointed as trustee under four trust agreements to guarantee compliance with the obligations arising from different contracts between the parties.

At December 31, 2002 and 2001 the trust funds amounted to Ps.76,508 and Ps.55,194, respectively.

In addition, the Bank has securities in custody, mainly related to its activity as mutual fund depositary institution. At December 31, 2002 and 2001, these securities amounted to Ps.6,422,056 and Ps.4,267,298, respectively.

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

As of December 31, 2002 no derivate transaccions except for option contract were outstanding.

The following was the notional and fair values of the Bank's derivative activities at December 31, 2002 and 2001.

                                                                  GRUPO GALICIA
                     --------------------------------------------------------------------------------------------------------
                             NOTIONAL                        BOOK                              FAIR VALUES
                                                                           --------------------------------------------------
                              AMOUNTS                        VALUE                  ASSET                    LIABILITY
                     --------------------------     --------------------   -----------------------     ----------------------
                         2002           2001         2002       2001         2002         2001           2002        2001
                     ------------    ----------     ------     --------    ---------    ----------     --------    ----------
Forward currency
exchange contracts:
Purchases.......     Ps.       -     Ps.    749     Ps.  -     Ps.    2    Ps.     -             -     Ps.    -    Ps.     2
Sales...........               -        370,823          -       13,993            -    Ps  14,931            -            -
                                                                           ---------    ----------     --------    ---------
                                                                           Ps.     -    Ps. 14,931     Ps.    -    Ps.     2
                                                                           =========    ==========     ========    =========

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

At December 31, 2002 and 2001 the options bought and sold were recorded at their exercise price in memorandum accounts. The premiums collected and/or paid have been accrued on a straight-line basis over the life of the contract.

                                                           GRUPO GALICIA
                            --------------------------------------------------------------------------
                                     MEMORANDUM ACCOUNTS                         FAIR VALUE
                            ------------------------------------     ---------------------------------
                                        DECEMBER 31,                            DECEMBER 31,
                            ------------------------------------     ---------------------------------
                                   2002              2001                2002               2001
                            -----------------   ----------------     ---------------  ----------------
Option contracts:
Written call options        Ps.     11,863           7,704           Ps.    11,863    Ps.     7,704
Purchased call options               2,499           1,623                   2,499            1,623

31. DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Accounting Standards No. 107 ("SFAS") "Disclosures about Fair Value of Financial Instruments" requires disclosures of estimates of fair value of financial instruments. These estimates were made at the end of December 2002 and 2001. Because many of the Bank's financial instruments do not have a ready trading market from which to determine fair value, the disclosures are based upon significant estimates regarding economic and current market conditions and risk characteristics. Such estimates are subjective and involve matters of judgment and, therefore, are not precise and may not be reasonably comparable to estimates of fair value for similar instruments made by other financial institutions.

The estimated fair values do not include the value of assets and liabilities not considered financial instruments. Additionally, values attributable to deposit relationships (core deposit intangibles) and consumers (credit card intangibles) are not reflected.

In order to determine the fair value, cash flows were discounted for each category or group of loans having similar characteristics, based on credit risk, guarantees and/or maturities, using rates offered for similar loans by the Bank at December 31, 2002 and 2001, respectively.

It should be noted, however, that during fiscal 2002, the economic policy (the repeal of the Convertibility Law, the devaluation of the peso, the compulsory "asymmetric pesification" of bank assets and liabilities, the restructuring of deposits, the default on the public debt, among the most significant) and the inconsistency of its implementation have led to:

- the abandonment of the monetary and foreign exchange system which had been in force for 10 years, including a devaluation of the peso of approximately 118%,

- the compulsory modification by the govemment of most of the contracts outstanding between economic agents, which, among others, has completely modified the currency denomination of bank assets and liabilities as of December 31, 2002 and 2001, and the terms and conditions of its assets and liabilities outstanding as of December 31, 2002 and 2001,

- the radical change of the regulatory framework for the financial system, with the policy implementation measures necessary to complete the design of such regulatory framework (including the regulations that would establish the exact amount of the compensation to be received by banks) still pending,

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

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

                                                               GRUPO GALICIA
                                      ----------------------------------------------------------------
                                                                DECEMBER 31,
                                      ----------------------------------------------------------------
                                                   2002                                2001
                                      -------------------------------   ------------------------------
                                        BOOK VALUE       FAIR VALUE        BOOK VALUE     FAIR VALUE
                                      --------------  ---------------   --------------  --------------
 DERIVATIVE ACTIVITIES: (SEE NOTE 30)
Assets.............................   Ps.         -   Ps.          -    Ps.    13,993   Ps.    14,931
Liabilities........................               -                -                2               2

    NON DERIVATIVE ACTIVITIES:
Assets:
Cash and due from banks (1)........   Ps.   571,853   Ps.    571,853    Ps. 1,130,003       1,130,003
Government securities (2)
   Trading.........................           7,614            7,614          127,872         127,872
   Unlisted Securities.............         145,019          145,019          143,030         143,030
   Investment......................       1,658,463        1,259,917                -               -
Loans (3)..........................      10,589,842        7,986,153       19,933,409      13,927,549
Compensatory and hedge Bond to be
received (4) ......................       7,037,155        3,064,027                -               -
Others (5).........................       2,369,836        2,054,735        3,542,625       2,440,677

Liabilities:
Deposits (6).......................   Ps. 5,164,337   Ps.  4,391,841    Ps.13,386,118  Ps. 13,384,399
Other liabilities resulting from
financial Intermediation :
Central Bank (7)...................       8,051,116        7,586,516        3,401,265       3,401,265
Banks and international entities
and Loans from Domestic Financial
Institutions (8)...................       3,488,960          957,413        2,043,586       1,723,687
Negotiable obligations (9).........       3,550,514        1,595,725        1,855,728       1,193,443
Others (10)........................       1,136,843        1,136,843        2,770,439       2,674,071

The following is a description of the estimating techniques applied:

(1) CASH AND DUE FROM BANKS: By definition, cash and due from banks are short-term and do not possess credit loss risk. The carrying values at December 31, 2002 and 2001 are a reasonable estimate of fair value.

(2) GOVERNMENT SECURITIES: Government securities held for trading purposes and government securities available for sale are carried at fair value. The fair value of the Bank's government securities held for investment have been estimated using the quoted market value. The book values at December 31, 2002 and 2001 of bonds such as Fiscal Credit Certificate, Argentine Republic External Bills and National Government Bonds are a reasonable estimates their respective fair values.

(3) LOANS: In order to determine the fair value of loans, the portfolio was segregated by loan type, repricing characteristics and credit quality. For performing loans, contractual cash flows of loans were discounted at estimated market rates. For non-performing loans, expected cash flows were

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

         discounted using an estimated rate considering the time of collection. The value of collateral was considered in the estimation of cash flows.

(4) COMPENSATORY AND HEDGE BOND TO BE RECEIVED: in connection with estimating the fair value of the Compensatory Bonds, the Bank used quoted market values.

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

(6) DEPOSITS: The fair value of deposit liabilities on demand and savings account deposits is similar to its book value. The fair value of term deposits was estimated at the expected future cash flows discounted at the estimated market rates at year-end, following management's expectations.

(7) CENTRAL BANK: At December 31, 2002 and 2001 "Central Bank" includes Argentine Central Bank's liquidity short-term loans and as of December 31, 2002 also includes includes the advance to be requested for the subscription of the Hedge Bond. The fair value was estimated at the expected future cash flows discounted at the estimated market rates at year-end.

(8)      BANKS AND INTERNATIONAL ENTITIES AND LOANS FROM DOMESTIC FINANCIAL
         INSTITUTIONS: Includes credit lines borrowed under different credit arrangements from local and foreign entities. These lines of credit are being restructured. Where a market exists in the Bank's debt, the quoted market prices have been taken as a best estimate of fair value. When no quoted market prices are available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

(9) NEGOTIABLE OBLIGATIONS: The fair value of the negotiable obligations were determined based on quoted market prices. When no quoted market prices are available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

(10) OTHERS: Includes other liabilities resulting from financial brokerage the carrying values of which at December 31, 2002 are a reasonable estimate of fair value. As of December 31, 2001, also includes the New York branch debt securities which fair value were determined based upon a discounted cash flow, applying estimated current market rates for the remaining terms of the debt securities.

32. CASH DIVIDENDS

On March 15, 2001, the shareholders of Grupo Galicia approved a cash dividend of Ps.70,753.

Argentine Central Bank Communique "A" 3785 dated October 29, 2002 restricted the distribution of cash dividends. Such rule establishes that the Bank should adjust its earnings to be distributed as cash dividends with the difference between the market value and the carrying value of the compensatory and hedge bonds after netting the legal reserve and other reserves established by the Bank's by-laws.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

33. PREFERRED LIABILITIES OF THE FORMER BANCO ALMAFUERTE COOP. LTDO., BANCO MAYO COOP. LTDO., BANCO MENDOZA S.A. AND BANCO MERCO BANK S.A.

During the years ended June 30, 1999, 2000 and December 31, 2000 and 2001, the Bank acquired certain interest in a trust sponsored by SEDESA, the Argentine deposit insurance authority. The trust holds the assets of 3 failed Argentine banks. The Bank acquired the interests in exchange for the assumption of the deposit liabilities of the failed banks. The Bank's interest in the trust consists of preferred certificates A, and subordinated certificates C, whose payments are guaranteed by SEDESA. At December 31, 2002 and 2001, trust certificates were recorded at an amount of Ps.33,904 and Ps.64,589, respectively, in the consolidated financial statements.

Former Banco Almafuerte Coop. Ltdo.

Furthermore, a fund was created for a total amount of US$266,667 to which Banco de Galicia y Buenos Aires S.A. contributed 45%, US$120,000. This fund, which as of December 31, 2002 amounted to Ps.170,891 due to its conversion into pesos as established by Decree 471, may be computable for meeting the Minimum Liquidity Requirements, as authorized by the Argentine Central Bank. At December 31, 2001, it amounted to Ps.262,659.

Former Banco Mendoza S.A.

On May 11, 1999, a special fund was set up by Banco de Galicia y Buenos Aires S.A., Banco de la Nacion Argentina, HSBC Bank Argentina S.A., BBV Banco Frances S.A. and Banco Credicoop Cooperativo Limitado, as authorized by the Argentine Central Bank's Board of Directors in points 10 and 13 of its Resolution N(degree) 179 dated April 16, 1999. This fund was created for a total amount of US$470,000; Banco de Galicia y Buenos Aires S.A. contributed 10.64%, US$50,000 . This fund may be computed for meeting the Minimum Liquidity Requirements, as authorized, by the Argentine Central Bank and as of December 31, 2002 amounted to Ps. 71,065, due to its conversion into pesos under the terms of Decree 471 (see Note 1). At December 31, 2001, it amounted to Ps.110,040.

34. TRUST ACTIVITIES

SETTING UP OF THE "GALTRUST I" INDIVIDUAL FINANCIAL TRUST

On October 20, 2000 the Bank securitized a group of loans that were granted to the Argentine Provinces. The taxation revenues from the local provinces collateralize these loans. The Bank transferred the ownership of the loans to a trust Galtrust I. In turn the trust issued Class "A" Debt Securities with a face value of Ps.100,000, Class "B" Debt Securities with a face value of Ps.200,000 and Financial Trust Participation Certificates with a face value of Ps.200,000. Ps46,922 of the class B Debt Securities were sold to third party invertors and the remainder of the certificates was retained by the bank.

Under this global program, the Bank transferred the trust ownership of loans amounting Ps.1,070,855 granted to Argentine provinces collateralized by the federal tax sharing corresponding to those Provinces and reserve investments for Ps.16,953, to the GalTrust I Financial Trust in exchange for cash and retained interest in the trust in the form of Class "A" Debt Securities, Class "B" Debt Securities and Financial Trust Participation Certificates.

As of December 31, 2001 all class A debt securities were cancelled.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

As of December 31, 2002 and 2001, those securities were held in the Bank's portfolio for Ps.680,230 and Ps.646,698, respectively.

SETTING UP OF THE " GALTRUST II, III, IV AND V " INDIVIDUAL FINANCIAL TRUSTS

At the meeting held on December 6, 2001, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved the creation of the Universal Program for the Securitization of Loans for the issue of debt securities and/or certificates of participation in Galtrust Financial Trusts. This program was approved by the National Securities Commission ("the CNV") through its resolution No. 13334 dated April 6, 2000, for a face value of up to US$1,000,000 thousand (the "Program") and authorized the Bank's participation as originator, trustor and manager of that program.

The trustee of the trusts is Trust of New York, National Association, through its permanent representation in Argentina. Four financial trusts, "Galtrust II, III, IV and V - Letras Hipotecarias", were set up under the above-mentioned program and Certificates of Participation and Debt Securities were issued under those trusts.

On December 2001, the Bank transferred the trust ownership of mortgage loans amounting to Ps.521,294 to the Galtrust II, III, IV and V - Letras Hipotecarias.

The Bank subscribed Certificates of Participation for a face value of Ps.136,839 thousand, in which it had a 100% interest and the remaining Class A and Class B Debt Securities were subscribed for by the Bank .

As December 26, 2002 the Galtrust III and IV financial trusts were terminated.

As of December 31, 2002 and 2001, the Bank held Certificates of Participation and Debt Securities in its portfolio for Ps.81,440 (including CER) and Ps.510.158, respectively.

GALICIA 2004 AND GALICIA 2005 TRUSTS

On November 19, 2001, the beneficiaries of the Galicia 2004 Trust were designated, as stipulated in the "Framework Trust Agreement" signed on November 4, 1999, to implement an incentive program in favor of certain executives of the Bank. The total amount of US$4,000 transferred to the trustee by the Galicia 2004 Trust, which was used for the purchase of shares in Grupo Financiero Galicia S.A., 855,442 shares and 189,116 ADS were acquired.

Shares and ADS of 855,442 and 28,046.60 respectively were awarded. 3,400 ADS that were not awarded were returned to the trustor. The remaining balance of 157,669.40 ADS was used to create the Galicia 2005 Trust.

GALICIA MORTGAGE LOANS AND SECURED LOANS TRUSTS

As part of the implementation of the Galicia Capitalization and Liquidity Plan, during April 2002, "Galicia Mortgage Loans Financial Trust" was created, under which mortgage loans for Ps.312,774 were transferred, receiving in exchange Ps.234,580 in cash and certificates of participation for Ps.78,194. The trustee is ABN AMRO Bank Argentine Branch, along with thirteen domestic financial institutions acting as subscribers. In addition, the Bank has guaranteed the loans transfered to this trust.

The Secured Loans Trust has been created and the parties involved are Banco de la Provincia de Buenos Aires as beneficiary and BAPRO Mandatos y Negocios S.A., as trustee. Under this Trust, secured loans for

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

Ps.108,000 were transferred and Ps.81,000 in cash and certificates of participation for Ps.27,000 were received in exchange.
As of December 31, 2002 the amounts of the participation certificates in "Galicia Mortgage Loans Financial Trust" were Ps.89,639 and the participation certificates of the "Secured Loans Trust" were Ps.27,000.

35. PURCHASE OF REGIONAL CREDIT CARD ISSUING COMPANIES

Tarjetas Regionales S.A. is a holding company, which as of December 31, 2001, was wholly owned by Grupo Financiero Galicia S.A. through its subsidiaries Banco Galicia Uruguay S.A. and Banco de Galicia y Buenos Aires S.A.

As of December 31, 2001, the total goodwill value for the acquisition of the regional-credit-card companies, which includes the goodwill for the companies previously acquired, amounted to Ps.152,108 and, net of accumulated amortization of Ps.39,075, to Ps.113,033. Under Argentine Banking GAAP this goodwill is being amortized over ten years.

During September 1999, Tarjetas Regionales S.A. sold to BAPRO Medios de Pago S.A. 3,400 ordinary shares of Tarjetas del Mar S.A. that represented the 17% of this company's capital stock. The total price of the transaction amounted to Ps.4,710 and the Bank recorded a gain of Ps.2,921.

During January 2000, Tarjetas Regionales S.A purchased from Credit Card Financing Corp. 182,162 ordinary shares of Tarjetas del Sur S.A to increase its interest in this company's capital stock from 12.5% to 60%. The price paid for these shares was Ps.15,291.

During February 2000, Tarjeta Naranja S.A purchased from Sociedad Anonima Importadora y Exportadora de la Patagonia its interest in Tarjetas del Sur S.A, which represents 40% of the shares in this company, increasing the Bank's interest to 92%.The price paid for these shares was Ps.10,485.

On July 4, 2000, Tarjeta Naranja S.A. acquired 3,600,000 shares representing 40% of the capital stock and voting rights of Tarjeta Comfiar S.A., increasing the Bank's interest to 92%.

On March 29, 2001, Tarjetas del Sur S.A. l merged into Tarjeta Naranja S.A.

On December 28, 2001, the Board of Directors of Tarjetas Regionales S.A. accepted the contribution made by its shareholder Banco de Galicia y Buenos Aires S.A. consisting of all credits held in that company by Banco de Galicia y Buenos Aires S.A. for an amount of Ps.145,338 as irrevocable capital contributions on account of future issues of shares.

During the first quarter of fiscal year 2001, Tarjetas Regionales S.A. sold part of interest (12%) in Tarjetas del Sur S.A. for Ps.3,146.

On January 15, 2002, the Extraordinary meeting of the shareholders of Tarjetas Regionales S.A. resolved to increase its capital stock to Ps.212,733 through the issue of 70,734,148 ordinary, book entry shares with a face value of Ps.1 each, entitled to one vote per share. Those shares have been fully subscribed and paid up by the shareholder Banco de Galicia y Buenos Aires S.A. As a result, the new interest percentages held by the shareholders in that company are as follows:
Banco de Galicia y Buenos Aires S.A. 68.22% of the capital stock and voting rights and Banco de Galicia (Cayman) Ltd., the remaining 31.78%.

During May, 2002, Tarjetas Regionales S.A. purchased from Grupo BAPRO S.A. 10,000 ordinary shares of Tarjetas del Mar S.A. to increase its interest in this company's capital stock from 50% to 99,99%. The price

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

paid for these shares was Ps.3,097. Additionaly, during august, 2002, Tarjetas Regionales S.A. sold to Tarjeta Naranja S.A. 1 ordinary share of Tarjetas del Mar S.A.

Tarjetas del Mar S.A.:

In January 2002, Tarjetas del Mar S.A. received a Ps.11,200 60-day loan from Banco de Galicia y Buenos Aires S.A. to be used for settlement of its issue of Series IX Negotiable Obligations.

On March 4, 2002, Tarjetas del Mar S.A. informed the Buenos Aires Stock Exchange and the National Securities Commission ("the CNV") that it had resolved to propose to the holders of the Series X Negotiable Obligations for US$ 15,400,000, due March 5, 2002, the postponement of their due date for 120 days, during which period interest would be paid monthly in advance at an annual rate of 14.92%. On June 18, 2002, Tarjetas del Mar S.A. informed the Buenos Aires Stock Exchange and the CNV that it had resolved to propose to the holders of these negotiable obligations an additional 120-day postponement of their due date.

Tarjeta Comfiar S.A.:

On January 2002, Series IX Negotiable Obligations for US$25,000,000 matured. Tarjeta Comfiar S.A. settled this amount on maturity as follows:

         - US$22,423,000 were repaid by means of a loan from Banco de Galicia y Buenos Aires S.A.s Grand Cayman Branch.

         - US$312,000 were paid in cash and an agreement with investors is still pending on the remaining principal of Ps.2,265,000

Tarjeta Naranja S.A.:

During January 2002, Tarjeta Naranja S.A. placed the full amount of Series XXVII Negotiable Obligations for US$28,000,000 for a term of 344 days.

On May 23, 2002, Tarjeta Naranja S.A. signed a Trust Agreement ("the Agreement") with the holders of these negotiable obligations, pursuant to which a 4.5% of such company's monthly cash-flows will be reserved, during eight years, for the payment of the debt certificate issued as a consequence of this agreement. The series of negotiable obligation included in the Agreement are Series VI, VII, XXV, XXVIII and XXIX issued by Tarjeta Naranja S.A. To date the amount included in the Trust is approximately US$59,000,000. There is still a negotiation going on with a group of investors that did not accept the Agreement yet, for an approximately principal amount of US$9,250,000.

Tarjetas Cuyanas S.A.:

During January 2002, Series IX Negotiable Obligations were repaid. As a result a liability arose with Banco Galicia for Ps.8,000.

On January 23, 2002, Series XII Negotiable Obligations for US$12,000,000 were issued, maturing on April 23, 2002, and Series IX and X Negotiable Obligations were repaid.

On May 23, 2002, Tarjetas Cuyanas S.A. signed an agreement ("the Agreement") with the holders of these negotiable obligations, pursuant to which a 5% of such company's monthly cash-flows, will be destined, during eight years, for the payment of the debt certificate issued as a consequence of the Agreement. To date the amount included in the Trust is approximately US$5,000,000. There is still a negotiation going on with a

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

group of investors that did not accept this agreement yet, for approximately amount of US$5,600,000. The remaining amount was paid in cash.

36. SEGMENT REPORTING

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

Insurance: includes the results of Grupo Galicia's equity interest in the insurance companies. At December 31, 2002 and 2001, Grupo Galicia maintained, through its subsidiary Sudamericana Holding S.A., controlling interests in Galicia Vida Compania de Seguros S.A., Galicia Retiro Compania de Seguros S.A., Instituto de Salta Seguros de Vida S.A., Aseguradora de Personas Galicia S.A., Sudamericana Asesores de Seguros S.A. and Medigap Salud S.A.

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

Regional credit card companies: includes the results of the Bank's equity interests in the regional credit card companies. At December 31, 2002 and 2001, the Bank maintained, through its subsidiary Tarjetas Regionales S.A., controlling interests in Tarjeta Naranja S.A. (80%) in the province of Cordoba, Tarjetas Cuyanas S.A. (60%) in the province of Mendoza, Tarjeta Comfiar (92%) in the Province of Santa Fe, and Tarjetas del Mar (99,99% and 50% in 2002 and 2001, respectively) in the Province of Buenos Aires.

International: the results of operations conducted through Banco Galicia Uruguay S.A., Banco de Galicia Cayman Ltd., the New York and Cayman branches, except for the operations carried out with customers located in some of the regions mentioned above.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

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

The Bank evaluates segment performance based on net income. The table below shows the segment information for continuing operations for the years ended December 31, 2002 and 2001, for the six-month period ended December 31, 2000 and for the fiscal year ended June 30, 2000:

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

                                                                  GRUPO GALICIA
                           ----------------------------------------------------------------------------------------------
                                          Buenos Aires     Rest of the                         Regional
YEAR ENDED DECEMBER 31,      Grupo        Metropolitan       Country           Head             Credit         Interna-
2002                        Galicia         Branches         Branches         Office            Cards           tional
                           ---------      ------------     -----------      ----------         ---------      -----------
Net Financial Income        204,493           69,354           79,598        1,947,211          (17,099)      (1,508,537)

Net Income from
Services                         (2)         148,175           82,735           (3,312)         141,809           (2,464)

Provision for Loan
Losses                            -          236,770          247,686          815,045          104,856          229,937

Monetary Results           (167,026)               -                -       (1,241,659)               -                -

Operating Income             37,465          (19,241)         (85,353)        (112,805)          19,854       (1,740,938)

Operating Expenses            7,068          197,263          139,463          377,011          112,556           74,187

Monetary results of
operating expenses              227            5,559            3,930           11,103                -                -

Other Income (Loss)          (2,793)           6,912            7,520         (602,127)         (57,133)         (87,584)

Monetary results of
other income                    400            1,565            1,466          114,917         (259,612)          (2,109)

Minority Interest                 -                -                -                -           76,423           72,402

Pre-tax Income               28,231         (202,468)        (211,900)        (965,923)        (333,024)      (1,832,416)

Income tax provision         58,732                -                -                -              394              679

Net Income before
the Absorption              (30,501)        (202,468)        (211,900)        (965,923)        (333,418)      (1,833,095)

Absorption subject
to the Approval of
the Annual
Shareholders
Meeting(*)                        -                -                -                -                -                -

Net income after the
Absorption                  (30,501)        (202,468)        (211,900)        (965,923)        (333,418)      (1,833,095)

Net Income as a
Percentage of
Consolidated Net
Income                            1%               7%               8%              34%              12%              65%

Average Loans                     -        1,810,216        1,684,080        9,107,333          312,451        2,216,420

Average Deposits                  -        2,050,886        1,387,230        3,172,562                -        2,269,565

                                                                   GRUPO GALICIA
                            ----------------------------------------------------------------------------------------------
                              Other           Other                              Other       Overhead and
YEAR ENDED DECEMBER 31,     Financial         Equity          Insurance         Gruop's        Corporate      Consolidated
2002                        Businesses      Investments       Business         Businesses     Adjustments        Total
                            ----------      -----------       ---------        ----------    ------------     ------------
Net Financial Income           7,315                -          (44,788)           1,326          487,700        1,226,573

Net Income from
Services                       8,222                -           (5,590)           5,262           (2,694)         372,141

Provision for Loan
Losses                            34                -                -                -                -        1,634,328

Monetary Results             (16,634)                                -                -                -       (1,425,319)

Operating Income              (1,131)               -          (50,378)           6,588          485,006       (1,460,933)

Operating Expenses            10,522                -           22,894            7,388           (9,027)         939,325

Monetary results of
operating expenses                 -                -                -                -                -           20,819

Other Income (Loss)           12,306          (50,701)          85,653           (4,595)         215,280         (477,262)

Monetary results of
other income                  (1,324)               -          (14,576)          (2,407)               -         (161,680)

Minority Interest               (132)               -               19                -          118,530          267,242

Pre-tax Income                  (803)         (50,701)          (2,176)          (7,802)         827,843       (2,751,139)

Income tax provision           5,401                -                -              641                -           65,847

Net Income before
the Absorption                (6,204)         (50,701)          (2,176)          (8,443)         827,843       (2,816,986)

Absorption subject
to the Approval of
the Annual
Shareholders
Meeting(*)                         -                -                -                -        1,358,193        1,358,193

Net income after the
Absorption                    (6,204)         (50,701)          (2,176)          (8,443)       2,186,036       (1,458,793)

Net Income as a
Percentage of
Consolidated Net
Income                             0%               2%               0%               0%             (29%)            100%

Average Loans                      -                -                -                -                -       15,130,500

Average Deposits                   -                -                -                -          (84,123)       8,796,120

(*) Effect on the foreign currency position compensation.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

                                                                  GRUPO GALICIA
                             ----------------------------------------------------------------------------------------
                                          Buenos Aires    Rest of the                        Regional
YEAR ENDED DECEMBER 31,       Grupo       Metropolitan      Country           Head            Credit         Interna-
2001                         Galicia        Branches        Branches         Office           Cards           tional
                             -------       ----------      ----------      ----------        --------       ---------
Net Financial Income          1,166          471,324         298,938         799,476         110,392          146,444

Net Income from
Services                         (4)         313,259         171,160          93,366         308,678           19,304

Provision for Loan
Losses                            -          211,531         177,270         436,502         150,107           24,388

Operating Income              1,162          573,052         292,828         456,340         268,963          141,360

Operating Expenses            7,401          494,190         336,523         165,865         251,678           76,035

Other Income (Loss)          (2,152)          29,238          49,578          21,849            (179)          21,814

Minority Interest                 -                -               -               -          (4,345)           3,941

Pre-tax Income               (8,391)         108,100           5,883         312,324          12,761           91,080

Income tax provision              -           44,025           2,397         127,194          21,803            2,108

Net Income                   (8,391)          64,075           3,486         185,130          (9,042)          88,972

Net Income as a
percentage of
Consolidated Net
Income                           (3%)             24%              1%             71%             (4%)             34%

Average Loans                     -        3,989,682       3,623,844       9,067,434         924,418        2,223,915

Average Deposits                  -        7,874,385       4,967,221       4,530,953               -        1,177,586

                                                                   GRUPO GALICIA
                           ----------------------------------------------------------------------------------------------
                             Other            Other                              Other       Overhead and
YEAR ENDED DECEMBER 31,    Financial          Equity         Insurance         Gruop's         Corporate     Consolidated
2002                       Businesses       Investments       Business        Businesses      Adjustments        Total
                           ----------       -----------       --------        ----------     ------------    ------------
Net Financial Income           (629)               -           10,481              306         (389,856)       1,448,042

Net Income from
Services                     43,533                -          (10,162)           4,578           (9,157)         934,555

Provision for Loan
Losses                            -                -                -                -                -          999,798

Operating Income             42,904                -              319            4,884         (399,013)       1,382,799

Operating Expenses           29,415                -           20,309            6,050          (29,317)       1,358,149

Other Income (Loss)           5,295           (3,253)          20,274             (527)         275,311          417,248

Minority Interest              (247)               -              (98)              41          (21,259)         (21,967)

Pre-tax Income               18,537           (3,253)             186           (1,652)        (115,644)         419,931

Income tax provision          3,530                -                -              480          (43,860)         157,677

Net Income                   15,007           (3,253)             186           (2,132)         (71,784)         262,254

Net Income as a
percentage of
Consolidated Net
Income                            6%              (1%)              0%              (1%)            (27%)            100%

Average Loans                     -                -                -                -                -       19,829,293

Average Deposits                  -                -                -                -          (97,775)      18,452,370

                                                                  GRUPO GALICIA
                             ----------------------------------------------------------------------------------------
                                          Buenos Aires    Rest of the                        Regional
SIX-MONTH ENDED               Grupo        Metropolit       Country           Head            Credit         Interna-
DECEMBER 31, 2000            Galicia        Branches        Branches         Office           Cards           tional
                             -------      ------------    -----------      ---------         --------       ---------
Net Financial Income          2,787          257,478         171,739         285,025          70,089           58,791

Net Income from
Services                          -          143,215          83,338          45,370         122,719            5,773

Provision for Loan
Losses                            -          103,585          88,517          21,108          54,731            2,230

Operating Income              2,787          297,108         166,560         309,287         138,077           62,334

Operating Expenses            1,994          242,049         173,751          55,692         111,228           26,702

Other Income (Loss)            (911)          12,722          10,970          20,732          (9,618)          (7,126)

Minority Interest                 -                -               -               -             268                -

Pre-tax Income                 (118)          67,781           3,779         274,327          17,499           28,506

Income tax provision              -           22,071           1,230          89,332          22,397              596

Net Income                     (118)          45,710           2,549         184,995          (4,898)          27,910

Net Income as a
percentage of
Consolidated Net
Income                            0%              23%              1%             94%             (2%)             14%

Average Loans                     -        4,043,023       3,879,810       8,953,104         841,849        1,788,649

Average Deposits                  -        8,047,253       5,028,112       5,055,377               -        1,033,668

                                                        GRUPO GALICIA
                                -------------------------------------------------------------
                                  Other            Other        Overhead and
SIX-MONTH ENDED DECEMBER 31,    Financial          Equity         Corporate     Consolidated
2002                            Businesses       Investments     Adjustments        Total
                                ----------       -----------    -------------   ------------
Net Financial Income               1,930                -          (23,330)         824,509

Net Income from
Services                          21,171                -           (3,746)         417,840

Provision for Loan
Losses                                 -                -                -          270,171

Operating Income                  23,101                -          (27,076)         972,178

Operating Expenses                12,869                -           35,165          659,450

Other Income (Loss)                2,055           (4,037)         (12,930)          11,857

Minority Interest                    (11)               -          (14,036)         (13,779)

Pre-tax Income                    12,276           (4,037)         (89,207)         310,806

Income tax provision               3,264                -          (24,485)         114,405

Net Income                         9,012           (4,037)         (64,722)         196,401

Net Income as a
percentage of
Consolidated Net
Income                                 5%              (2%)            (33%)            100%

Average Loans                          -                -                -       19,506,435

Average Deposits                       -                -         (147,285)      19,017,125

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

                                                          BANCO GALICIA
                             -------------------------------------------------------------------------
                             Buenos Aires   Rest of the                      Regional
                             Metropolitan     Country          Head           Credit
                               Branches       Branches        Office          Cards      International
                             ------------   -----------     ---------        -------     -------------
YEAR ENDED JUNE 30, 2000
Net Financial Income            458,147        342,703        517,152        189,951         113,215

Net Income from Services        285,122        171,599         79,641        161,820          13,836

Provision for Loan Losses       160,907        152,593        104,367        126,266           8,432

Operating Income                582,362        361,709        492,426        225,505         118,619

Operating Expenses              462,448        347,685         77,209        187,074          46,213

Other Income (Loss)              18,215         19,977         33,108         (8,039)        (26,371)

Minority Interest                     -              -              -            677               -

Pre-tax Income                  138,129         34,001        448,325         31,069          46,035

Income tax provision             42,126         10,369        139,060         34,029             771

Net Income                       96,003         23,632        309,265         (2,960)         45,264

Net Income as a
percentage of
Consolidated Net
Income                               28%             7%            91%            (1%)            14%

Average Loans                 3,715,579      3,758,915      7,386,892        711,426       2,522,098

Average Deposits              7,496,739      4,744,749      4,660,736              -         847,845

                                                    BANCO GALICIA
                             --------------------------------------------------------
                                                            Overhead
                               Other            Other         and
                             Financial          Equity      Corporate    Consolidated
                             Businesses       Investment   Adjustments      Totals
                             ----------       ----------   -----------   ------------
YEAR ENDED JUNE 30, 2000
Net Financial Income            4,068               -        (45,907)      1,579,329

Net Income from Services       53,754               -        (18,076)        747,696

Provision for Loan Losses           -               -         (7,626)        544,939

Operating Income               57,822               -        (56,357)      1,782,086

Operating Expenses             26,240               -        180,365       1,327,234

Other Income (Loss)             7,180           4,716           (671)         48,115

Minority Interest                 (26)              -              -             651

Pre-tax Income                 38,736           4,716       (237,393)        503,618

Income tax provision           10,513               -        (74,727)        162,141

Net Income                     28,223           4,716       (162,666)        341,477

Net Income as a
percentage of
Consolidated Net
Income                              8%              1%           (48%)           100%

Average Loans                       -               -              -      18,094,910

Average Deposits                    -               -              -      17,750,069

37. SUBSEQUENT EVENTS

On March 28, 2003, Argentine Central Bank released Communique "A" 3911 substantially modifying the accounting criterion for certain financing to the public sector. This Communique establishes that Secured Loans, government securities not subject to the minimum capital requirement to cover market risk, which are mainly those which are not listed on stock exchanges, promissory notes issued by the Fiduciary Fund for the Provincial Development and other financing to the public sector, which financial institutions held in their portfolio at that date or will add to it in the future, must be recognized at the lower value arising from comparing their "present value" to their "technical value". The former is defined as the "net present value" of a cash flow structure, determined under contractual conditions, and discounted at a rate of 3% set by the Argentine Central Bank until December 2003. The "technical value" is the index-adjusted amount of each instrument under contractual conditions.

On June 15, 2003, the Galia 2004 trust was terminated due to its high maintenance cost. The shares and ADS contributed to that trust by the Bank were delivered to its beneficiaries.

38. DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK RULES AND PROFESSIONAL ACCOUNTING STANDARDS

INVESTMENT SECURITIES

As of December 31, 2002, the Group has classified as Investment Securities, the portion of its BODENs US$ 2012, received in compensation from the Argentine Central Bank. These securities are recorded at its technical value increased on the basis of interest accrued under the issue terms and conditions, and that foreign currency balance is converted into pesos at the reference exchange rate published by the Argentine Central Bank on the last business day of the fiscal year. Under Argentine Generally Accepted Accounting Principles applicable to enterprises in general these securities should be marked to market with the resulting gain or loss reflected in the income statement. There has been limited activity in the trading of these securities and as such, the quoted market values may not represent the price of an actual sale between a willing buyer and a willing seller.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

COMPENSATION TO BE RECEIVED FROM THE NATIONAL GOVERNMENT

As of December 31, 2002, the Group has accounted for BODENs US$ 2012, recognizing the right to receive in compensation form Argentine Central Bank, as "Compensation to be received from the National Government" under "Other Receivables Resulting from Financial Brokerage". These assets are recorded at its technical value increased on the basis of interest accrued under the issue terms and conditions, and the foreign currency balance is converted into pesos at the exchange rate published by the Argentine Central Bank on the last business day of the fiscal year. Under Argentine Generally Accepted Accounting Principles applicable to enterprises in general these assets should be accounted for at the market value of the securities to be received with the resulting gain or loss reflected in the income statement. There has been limited activity in the trading of these securities and as such, the quoted market values may not represent the price of an actual sale between a willing buyer and a willing seller.

SECURED LOANS

On November 6, 2001, the Group presented its offer in connection with the exchange of Argentine government securities for secured loans, as established by Decree 1387/01 issued by the Argentine Government. The inception value of the secured loans was determined taking into account the exchange ratio established by the Ministry of Economy (face value plus interest accrued until November 6, 2001, less coupons receivable until November 30, 2001), whereas the securities delivered in exchange were written off at their book value, net of the servicing of principal and interest receivable between November 6 and 30, 2001. Under Argentine GAAP to enterprises that exchange should be accounted for at the market value of the securities exchanged with the resulting gain or loss reflected in the income statement.

ALLOWANCE FOR LOAN LOSSES - NON-FINANCIAL PUBLIC SECTOR

Under Argentine Central Bank rules, banks must maintain reserves for loan losses in an amount appropriate to cover the risks underlying each bank's, except for the Public Sector. Under Argentine Generally Accepted Accounting Principles these loans should be provisioned according to the risk underlying this portfolio.

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

The differences below do not include the reversal of the adjustments to the financial statements for the effects of inflation required under Argentine Banking GAAP as the application of inflation accounting represents a comprehensive measure of the effects of wholesale price level changes in the Argentine economy and as such, is considered a more meaningful presentation than historical-based financial reporting for U.S. GAAP purposes.

A. INCOME TAXES

Argentine Central Bank regulations does not require the recognition of deferred tax assets and liabilities and therefore income taxes are recognized on the basis of amounts due in accordance with Argentine tax regulations. This method was applied to Banco Galicia. However, the Group's non-bank subsidiaries applied the deferred income tax method. As a result, the Group's non-bank subsidiaries recognized a deferred tax asset.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as notes)

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

Under U.S. GAAP the deferred tax asset related recognized by the Group's non-bank subsidiaries was reversed.

At December 31, 2000, the Group had an additional reserve of Ps. 44,481 which was reversed.

Deferred tax assets (liabilities) are summarized as follows:

                                                                                         GRUPO GALICIA
                                                                      ---------------------------------------------------
                                                                                  YEAR ENDED DECEMBER 31, 2002
                                                                      ---------------------------------------------------
                                                                         SFAS 109
                                                                        applied to     SFAS 109 applied
                                                                      Argentine GAAP     to U.S. GAAP
                                                                        balances          adjustments        SFAS 109
                                                                      --------------   ----------------   ---------------
Deferred tax assets
Allowance for loan losses - private sector.........................          291,824            (16,583)          275,241
Allowance for loan losses - public sector..........................                -            522,805           522,805
Compensation and hedge bonds                                              (1,260,235)         1,459,449           199,214
Impairment of intangible assets....................................                -             10,794            10,794
Allowance for equity in other companies............................                -                  -                 -
Impairment of fixed assets and foreclosed assets                                   -             23,301            23,301
Liabilities........................................................           34,986                  -            34,986
Provision for contingencies........................................          127,827                  -           127,827
Others.............................................................           (9,241)            15,427             6,186
Loss carry forward.................................................        1,220,032                  -         1,220,032
                                                                      --------------   ----------------   ---------------
Total gross deferred tax assets....................................   Ps.    405,193   Ps.    2,015,193   Ps.   2,420,386
Deferred tax liabilities:

Investments........................................................   Ps.          -   Ps.            -   Ps.           -
Depreciation of fixed assets.......................................           (1,598)                 -            (1,598)
Amortization of intangible assets..................................           (2,634)               (78)           (2,712)
Foreign exchange loss..............................................          (53,664)                 -           (53,664)
                                                                      --------------   ----------------   ---------------
Total gross deferred tax liabilities...............................   Ps.    (57,896)  Ps.          (78)  Ps.     (57,974)

                                                                      --------------   ----------------   ---------------
Net deferred income tax asset before valuation allowance              Ps.    347,297   Ps.    2,015,115   Ps.   2,362,412

                                                                      --------------   ----------------   ---------------
Valuation allowance................................................         (400,961)        (2,015,115)       (2,416,076)
                                                                      --------------   ----------------   ---------------
Net deferred income tax............................................   Ps.    (53,664)  Ps.            -   Ps.     (53,664)
                                                                      --------------   ----------------   ---------------

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as notes)

                                                                                         GRUPO GALICIA
                                                                      ---------------------------------------------------
                                                                                  YEAR ENDED DECEMBER 31, 2001
                                                                      ---------------------------------------------------
                                                                         SFAS 109
                                                                        applied to     SFAS 109 applied
                                                                      Argentine GAAP     to U.S. GAAP
                                                                        balances          adjustments        SFAS 109
                                                                      --------------   ----------------   ---------------
Deferred tax assets
Allowance for loan losses - private sector.........................          101,525            335,025           436,550
Allowance for loan losses - public sector..........................                -          2,138,622         2,138,622
Amortization of intangible assets..................................            9,194             36,969            46,163
Impairment of intangible assets....................................                -             34,195            34,195
Allowance for equity in other companies............................                -             22,975            22,975
Foreign exchange loss..............................................                -            593,125           593,125
Liabilities........................................................           15,273                  -            15,273
Provision for contingencies........................................           22,932                  -            22,932
Others.............................................................           20,129             (1,651)           18,478
Loss carry forward.................................................          233,436                  -           233,436
                                                                      --------------   ----------------   ---------------
Total gross deferred tax assets....................................   Ps.    402,489   Ps.    3,159,260   Ps.   3,561,749
Deferred tax liabilities:

Investments........................................................   Ps.    (51,441)  Ps.       57,037   Ps.       5,596
Depreciation of fixed assets.......................................          (16,062)                 -           (16,062)

                                                                      --------------   ----------------   ---------------
Total gross deferred tax liabilities...............................   Ps.    (67,503)  Ps.       57,037   Ps.     (10,466)

                                                                      --------------   ----------------   ---------------
Net deferred income tax asset before valuation allowance              Ps.    334,986   Ps.    3,216,297   Ps.   3,551,283
Valuation allowance................................................         (334,986)        (3,216,297)       (3.551,283)
                                                                      --------------   ----------------   ---------------
Net deferred income tax............................................   Ps.          -   Ps.            -   Ps.           -
                                                                      --------------   ----------------   ---------------

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as notes)

                                                                                         GRUPO GALICIA
                                                                      ---------------------------------------------------
                                                                               SIX-MONTHS ENDED DECEMBER 31, 2002
                                                                      ---------------------------------------------------
                                                                         SFAS 109
                                                                        applied to     SFAS 109 applied
                                                                      Argentine GAAP     to U.S. GAAP
                                                                        balances          adjustments        SFAS 109
                                                                      --------------   ----------------   ---------------
Deferred tax assets
Structured notes...................................................   Ps.          -   Ps.       43,920   Ps.      43,920
Allowance for loan losses..........................................           55,840              7,665            63,505
Amortization of intangible assets..................................            5,446             25,518            30,964
Liabilities........................................................            6,027                  -             6,027
Provision for contingencies........................................           10,911                  -            10,911
Loss carry forward.................................................           21,025                  -            21,025
                                                                      --------------   ----------------   ---------------
Total gross deferred tax assets....................................   Ps.     99,249   Ps.       77,103   Ps.     176,352

Deferred tax liabilities

Investments........................................................   Ps.    (83,373)  Ps.       60,347   Ps.     (23,026)
Depreciation of fixed assets.......................................          (37,528)                 -           (37,528)
Others.............................................................              177             (6,975)           (6,798)
                                                                      --------------   ----------------   ---------------
Total gross deferred tax liabilities...............................   Ps.   (120,724)  Ps.       53,372   Ps.     (67,352)

                                                                      --------------   ----------------   ---------------
Net deferred income tax (liability) asset..........................   Ps.    (21,475)  Ps.      130,475   Ps.     109,000
                                                                      --------------   ----------------   ---------------

                                                                                         BANCO GALICIA
                                                                      ---------------------------------------------------
                                                                                   YEARS ENDED JUNE 30, 2000
                                                                      ---------------------------------------------------
                                                                         SFAS 109
                                                                        applied to     SFAS 109 applied
                                                                      Argentine GAAP     to U.S. GAAP
                                                                        balances          adjustments        SFAS 109
                                                                      --------------   ----------------   ---------------
Deferred tax assets
Structured notes...................................................                -   Ps.       45,975   Ps.      45,975
Allowance for loan losses..........................................   Ps.     50,562             11,601            62,163
Amortization of intangible assets..................................            2,634             26,364            28,998
Liabilities........................................................            7,091                  -             7,091
Provision for contingencies........................................            9,419                  -             9,419
Loss carryforward..................................................           16,686                  -            16,886
Others.............................................................              153              6,337             6,490
                                                                      --------------   ----------------   ---------------
Total gross deferred tax assets....................................   Ps.     86,545   Ps.       90,277   Ps.     177,022

Deferred tax liabilities
Investments........................................................   Ps.    (80,511)  Ps.       46,657   Ps.     (33,854)
Depreciation of fixed assets.......................................          (47,981)                 -           (47,981)
                                                                      --------------   ----------------   ---------------
Total gross deferred tax liabilities...............................   Ps.   (128,492)  Ps.       46,657   Ps.     (81,835)

                                                                      --------------   ----------------   ---------------
Net deferred income tax (liability) asset..........................   Ps.    (41,947)  Ps.      136,934   Ps.      95,187
                                                                      --------------   ----------------   ---------------

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as notes)

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to Income before income tax, calculated on the basis of U.S. GAAP for the years ended December 31, 2002 and 2001, for the six-month period ended December 31, 2000 and for the year ended June 30, 2000.

                                                                       GRUPO GALICIA                            BANCO GALICIA
                                                         --------------------------------------------------     --------------
                                                                                              SIX-MONTHS
                                                                FISCAL YEARS ENDED              ENDED            FISCAL YEAR
                                                                    DECEMBER 31,             DECEMBER 31,       ENDED JUNE 30,
                                                         --------------------------------------------------     --------------
                                                              2002             2001             2000                 2000
                                                         --------------   ---------------------------------     --------------
Statutory income tax rate.............................             35.0%            35.0%              35.0%              35.0%
Tax provision computed by applying the statutory
rate to the income before taxation calculated in
accordance with U.S. GAAP.............................   Ps.    146,594       (2,923,399)    Ps.    110,702     Ps.    176,073
Tax exempt income.....................................       (2,496,823)        (465,369)           (12,853)           (33,327)
Effect of the change in the rate under which
temporary Differences will reverse....................                -                -                  -                  -
Reversal of deferred income taxes under U.S. GAAP                     -            8,971                  -                  -
Reversal of deferred tax set-up under Argentine GAAP                  -           44,481                  -                  -
Valuation allowance (1)...............................        2,416,076        3,551,283                  -                  -
Other.................................................                -           (4,838)             3,709              1,981
                                                         --------------   ---------------------------------     --------------
Actual tax provision under U.S. GAAP..................   Ps.    65,847    Ps.    211,129     Ps.    101,558     Ps.    144,727
                                                         ==============   =================================     ==============

(1) Valuation allowance: as described in Note 1 to the Group's financial statements, there is substantial doubt of the Group's ability to continue as a going concern. This situation constitutes significant negative evidence under FAS 109 as to the realizability of deferred tax assets and thus, a valuation allowance would be required for all deferred tax assets that are not assured of realization by either (1) carryback to prior years or (2) reversal of existing taxable temporary differences. The Group provided a full reserve of its deferred tax assets after netting the future reversal of temporary differences. Based on the Argentine's Income Tax Law there are no provisions that allow the Company to carryback tax losses to prior years. Following the same principle the Group fully reserved its PMIT carryforward.

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as notes)

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

For fiscal years beginning after December 15, 2001, SFAS 142 supersedes APB 17. This statement establishes that goodwill must no longer be amortized but rather must be tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such evaluation is based on various analyses including undiscounted cash flow projections. Amortization expenses of the current year under Argentine GAAP have been recovered for U.S. GAAP purposes.

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

D. LOAN LOSS RESERVES

The Bank's accounting for its loan loss reserve differs in some respects with practices of U.S. based banks. The most significant differences follow:

         (I) LOAN CHARGE OFFS AND RECOVERIES

The Bank records recoveries on previously charged-off loans directly to income and records the amount of charged-off loans in excess of amounts specifically allocated as a direct charge to the income statement. The Bank does not partially charge off troubled loans until final disposition of the loan, rather, the allowance is maintained on a loan-by-loan basis for its estimated settlement value. The banking industry practice in the United States is to account for all charge off and recovery activity through the allowance for loan loss account. Further, loans are generally charged to the allowance account when all or part of the loan is considered uncollectible. In connection with loans in judicial proceedings, resolution through the judicial system may span several years. Loans in judicial proceedings, greater than three years at December 31, 2002, 2001 and 2000, June 30, 2000, amounted to Ps.323,104, Ps.335,431, Ps.245,625 and
Ps.248,648, respectively. Had these loans been charged off, the balance of loans and the allowance for loan losses would decrease by this amount. The Bank's practice does not affect the accompanying statements of income as the Bank's reserve contemplates all losses inherent in those troubled loans.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
         December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as notes)

         (II) LOANS - NON-FINANCIAL PUBLIC SECTOR

During the fiscal year ended December 31, 2001, and as a consequence of Decree No.1387/01, effective as of November 6, 2001, the Bank swapped part of its Argentine public-sector debt instruments, under the Promissory Note/Bond program, for Secured Loans.

As established by article 20 of the above mentioned decree, the conversion was made at the nominal value, at a rate of exchange of Ps.1=US$1 and in the same currency as that of the converted obligation.

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

In accordance with U.S. GAAP, satisfaction of one monetary asset (in this case a loan or debt security) by the receipt of another monetary asset (in the case a Secured Loan) for the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the Secured Loan being received is significantly different in structure and in interest rates than the debt securities swapped. Therefore, the fair value of the loans was determined on the balance sheet date based on the contractual cash flows of the loan received discount at an estimated market value.The estimated fair value of the loan received will consitute the cost basis of the asset. The difference between the cost basis and amounts expected to be collected will be amortized on an effective yield basis over the life on the loan.

As part of the implementation of the Galicia Capitalization and Liquidity Plan during the fiscal year ended December 31, 2002, a "Secured Loans" Trust has been created where Ps.108,000 of secured loans were by in exchange for portion in cash and certificates of participation in a sale transaction.

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

         (iii) IMPAIRED LOANS - NON-FINANCIAL PRIVATE SECTOR AND RESIDENTS
         ABROAD

For the purposes of reporting under U.S. GAAP, the Bank adopts Statement of Accounting Standards No. 114, "Accounting for Creditors for Impairment of a Loan" ("SFAS 114") as amended by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" ("SFAS 118"). SFAS 114, as amended, requires that the carrying value of an impaired loan be based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral, if the loan is collateral dependent. Under SFAS 114, a loan is considered impaired when, based on current information, it is probable that the borrower will be unable to pay contractual interest or principal payments as scheduled in the loan agreement. SFAS 114 applies to all loans except smaller-balance homogeneous consumer loans, loans carried at fair value or the lower of cost or fair value, debt securities, and leases.

The Bank applies SFAS 114 to all commercial loans classified as " With problems", "Insolvency Risks" and "Uncollectible" or commercial loans greater than 90 days past due. In addition, as of December 31, 2001 the Bank has included in the scope of SFAS 114, other loans with potential risk besides the above-mentioned for Ps.1,949,899.The Bank specifically calculates the present value of estimated cash flows for commercial loans in excess of Ps.200,000 and greater than 90 days past due. For commercial and other loans in legal proceedings, loans in excess of Ps.200,000 are specifically reviewed either on a cash-flow or collateral-value basis, both considering the estimated time to settle the proceeding. As of December 31, 2002, for commercial loans under the thresholds described above, the Bank believes the percentages applied under the Central Bank rules result in an allowance on such loans that approximates the amounts under SFAS 114.

The following information relates to the Bank's impaired loans:

                                                                              GRUPO GALICIA                      BANCO GALICIA
                                                              -------------------------------------------------  ---------------
                                                                      DECEMBER 31,              DECEMBER 31,        JUNE 30,
                                                              ------------------------------  -----------------  ---------------
                                                                   2002           2001                2000              2000
                                                              ------------------------------  -----------------  ---------------
Total impaired loans.....................................     Ps.   2,211,814     2,915,717   Ps.      502,797   Ps.    475,253

Average impaired loans during the year...................           2,965,832     2,590,117            499,199          465,631

Impaired loans where no additional loan loss
allowance has been provided in accordance with FAS 114...           1,564,775       474,967            291,863          258,932

Cash payments received for interest on impaired loans,
Recognized as income.....................................               1,646         3,183              2,671            3,598

Allowance for impaired loans under SFAS 114..............           1,022,577     1,271,686            215,698          204,287

In addition the Bank has performed a migration analysis for consumer loans and all performing commercial loans, as detailed in, "Loan loss reserves under U.S. GAAP", in the selected statistical information. The result of the migration analysis, shows that the Bank has provided for loan losses in excess of this analysis for Ps. 112,000. For U.S. GAAP purposes, this amount of provision has been reversed.

         (iv) CREDIT CARDS

The Group establishes its reserve for credit card loans based on the past due status of the loan. All loans greater than 180 days has been reserved at 50% in accordance with the rules established by the Central Bank. Under U.S. GAAP, loans greater than 180 days past due should charged off. As a result charge offs the credit card portfolio under U.S. GAAP would be increased as of December 31, 2002 and 2001, Ps.31,652

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

and Ps.70,994, respectively. The Group also increased its reserve for credit card loans by a like amount to cover additional loss exposure inherent in the credit card portfolio.

e. GOVERNMENT SECURITIES AND OTHER INVESTMENTS

         (i) INVESTMENT SECURITIES

The Bank's government securities and certain other securities that are included under the caption "investment accounts" under Argentine Central Bank rules, are considered as "available for sale" under U.S. GAAP. As of December 31, 2001, the Bank did not hold government securities classified as investment securities under Argentine Central Bank rules.

The gross gain on sales of government securities considered as "available for sale" under U.S. GAAP amounted to Ps.2,073, Ps.880 and Ps.19,527 for the fiscal year ended December 31, 2001, for the six-month period ended December 31, 2000 and for the year ended June 30, 2000, respectively; and the gross losses on sales from government securities classified as "available for sale" under U.S. GAAP amounted to Ps.(15), Ps.(2) and Ps.(352) for the fiscal year ended December 31, 2002 and 2001, for the six-month period ended December 31, 2000 and for the year ended June 30, 2000, respectively.

As of December 31, 2002 there were no sales of government securities considered as "available for sale" under U.S. GAAP.

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

         (ii) HEDGE BONDS ISSUED IN CONNECTION WITH THE COMPENSATION FOR FOREIGN CURRENCY POSITION AND COMPENSATORY BONDS ISSUED IN CONNECTION WITH THE COMPENSATION FOR "ASSYMETRIC PESOFICIATION"

For the "asymmetric pesification" and its consequences

Argentine Central Bank's Communication "A" 3650 established the regulations necessary to implement the provisions of Decree No.905/02 in connection with the compensation of the negative effects of the conversion into pesos at different exchange rates of financial institutions' assets and liabilities and the resulting foreign currency mismatches left in their balance sheets. The Bank informed the Central Bank in three communications each following the applicable Communication issued by the Central Bank of the amount of bonds they believed they were entitled to under communications issued by the Central Bank (the last correspondence being January 2003). The amount of compensation so determined amounted to US$1,021.8 million (Compensatory Bond) and US$1,232.2 million (Hedge
Bond). The Central Bank deposited in October 2002 Compensatory Bonds in the amount of US$ 200.8 million to the account of the Bank. The subscribed amount of the Hedge Bond are included as "Other Receivables Resulting from Financia Brokerage - Other". In order to purchase the subscribed Hedge Bonds, the Bank may enter into a credit agreement with the Central Bank, with interest payable at CER plus 2%. In the case of the Hedge bonds and the related financing to be obtained from the Central Bank, the transaction is retroactive to February 3, 2002. The Bank can withdrawal its request to purchase the Hedge Bonds prior to the approval of the Central Bank and prior to the transaction is executed.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

In connection with the Bank's right (but not the obligation) to purchase the Hedge Bonds, the Bank has recognized the right to purchase the Hedge Bonds at their equivalent value as if the Bank had the associated bonds in their possession, and recognized the associated liability to fund the Hedge Bonds as if the Bank had executed the debt agreement with the Central Bank. The receivable is denominated in U.S. dollars bearing interest at 2% whereas the liability to the Central Bank is denominated in pesos with interest being accrued at CER plus 2%, each retroactive to February 3, 2002.

Under U.S. GAAP the right to purchase the Hedge Bonds is not considered an asset under Financial Accounting Standards Board Statement of Concepts No. 6 Elements of Financial Statements (CON 6). Under CON 6, assets are defined as "...probable future economic benefits obtained or controlled by an entity as a result of past transactions or events". In addition, one of the three essential characteristics of an asset include that an entity can obtain the benefit and control others' access to it. As of December 31, 2002, the Bank can not obtain the benefit of the Hedge Bonds to be purchased until such time as the transaction becomes approved by the Central Bank and the Bank remits funds to the Central Bank. The liability under U.S. GAAP would be recognized when the Bank enters into the financing arrangement.

In connection with the Compensatory Bonds received or receivable by the Bank, such amounts should initially be recognized at their market value (limited to the amounts of the loss suffered by the Bank in connection with the" asymmetric pesification"). Compensation Bonds in the Bank's possession are classified as available for sale and recognized at market with the gain or loss recognized as a charge or credit to equity through other comprehensive income. In connection with estimating the fair value of the Compensatory Bonds, the Bank used quoted market values. There has been limited activity in the trading of these securities and as such, the quoted market values may not represent the price of an actual sale between a willing buyer and a willing seller. Absent additional information the Bank has used the market quotation as the fair market value for estimating U.S. GAAP adjustments.

For the "asymmetric indexation" and legal actions related to the payment of deposits

In addition, financial institutions have requested to the government that they be compensated for the losses generated to them by: 1) the payment of deposits pursuant to judicial orders at the free market exchange rate, which was greater than that established by the government for conversion into pesos of included financial institutions' assets and liabilities, and 2) the adjustment for inflation of included assets and liabilities by using different coefficients (CER vs. CVS) ("asymmetric indexation"). As of the date of preparation of these financial statements, the authorities have not taken any measures to compensate these issues.

Under Argentine Central Bank rules, the difference describe in (1) above adjusted by applying the CER and interest accrued at the payment date, has been recorded in "Other receivables resulting from financial brokerage". As of December 31, 2002, that difference amounted to Ps.442,895.

Under U.S. GAAP the right to obtain this compensation is not considered an asset under Financial Accounting Standards Board Statement of Concepts No. 6 Elements of Financial Statements (CON 6). Under CON 6, assets are defined as "...probable future economic benefits obtained or controlled by an entity as a result of past transactions or events". In addition, one of the three essential characteristics of an asset include that an entity can obtain the benefit and control others' access to it. As of December 31, 2002, the Bank can not obtain the benefit of the compensation until such time as the compensation becomes approved by the National Government and the Argentine Central Bank.

         (iii) STRUCTURED NOTES

During the year ended June 30, 1999 the Bank transferred investments from its available-for-sale portfolio in exchange for a structured note. The cash flows receivable on the structured note are linked to the cash flows on the underlying security.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

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

During November 2001, this structured note was dissolved as the underlying bonds were part of the swap transaction described in 38.d(ii).

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

The Group's assets and liabilities would be increased by approximately Ps.476,619 and Ps.2,547,464 had U.S. GAAP been applied at December 31, 2002 and 2001, respectively.

g. DERIVATIVE INSTRUMENTS

The Bank accounts for derivaties in memoranda accounts off balance sheet.

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

As of December 31, 2001 the Group had not designated any of its derivatives as fair value, cash flow or foreign currency hedges in accordance with the provisions of SFAS 133. Therefore, under the provisions of SFAS 133, the derivatives would be accounted for at fair value in the balance sheet and the unrealized gains and losses on those derivatives would be accounted for in the income statement.

As of December 31, 2002, the book value of the option contracts, is believed by management to approximate fair value.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

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

In addition to the adjustment recorded for the purposes of SFAS 133, the Bank's assets and liabilities would be decreased by approximately Ps.669 and Ps.372,776 had U.S. GAAP been applied as of December 31, 2002 and 2001, respectively.

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

The Bank's assets and liabilities would be decreased by approximately Ps.2,960,905 and Ps.2,355,364 had U.S. GAAP been applied as of December 31, 2000, and June 30, 2001, respectively. As of December 31, 2002 and 2001 there were no reverse repurchase agreements.

j. TRANSFERS OF FINANCIAL ASSETS

Financial trust "Galtrust I"

The financial trust "Galtrust I" was created in October 2000 in connection with the securitization of provincial loans for a total amount of Ps.1,092 million. The securitized loans were from the portfolio of loans granted to provincial governments, guaranteed by the federal tax revenues shared with the provincial governments. This trust was recorded under Argentine Central Bank rules in the "Other Receivables from Financial Brokerage", account in the financial statements and its balance as of December 31, 2002, 2001 and 2000, was Ps. 680 million, Ps.647 million and Ps.979 million, respectively. The Bank considers this transaction as a sale under U.S. GAAP, following the rules established by FAS 125, Galtrust I debt securities and certificates retained by the Bank are considered as "available for sale" under U.S. GAAP and the unrealized gains (losses) on these securities are reported as an adjustment to shareholders' equity, unless unrealized losses are deemed to be other than temporary in accordance with Emerging Issues Task Force No. 99-20. The unrealized loss on the

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

retained interests at December 31, 2001 has been deemed to be other than temporary and such loss has been charged to income. The retained interests were initially recorded based on their allocated book value using the fair value allocation method.

During 2002, the portfolio of loans included in and the related retained interest in Galtrust I were subject to the pesification described in Note 1. As a result the retained interest in the trust was converted to pesos at an exchange rate of to 1.40 to 1 and the interest rate for their debt securities changed to CER plus 2%. Also Galtrust I will be swaped for National Government Loans.

For purposes of estimating the fair value of the retained interests in the securitization trusts valuation models were used which consider certain assumptions in estimating future cash flows and a rate under which the cash flows are discounted.

These significant assumptions include:

    - Cumulative prepayment rate estimated based on the prepayment history of similar loans. This rate was equivalent to 1.52% as of October 2000, December 31, 2000, December 31, 2001 and December 2002.

    - As of December 31, 2000 and 2001, there had been no experience of losses on these loans. The credit risk reflected by the subordination of the B and C note was taken into account in the discount rate applied by the Bank. The discount rates used as of October 2000, December 2001 and 2002 were as follows.

DISCOUNT RATE FOR: (a)

                                                  DECEMBER 31,        DECEMBER 31,   DECEMBER 31,        OCTOBER
                                                 ---------------------------------------------------------------
                                                      2002                2001          2000              2000
                                                 ---------------------------------------------------------------
Galtrust I Class A Debt Securities                    -                     -            8.5%              9.5%
Galtrust I Class B Debt Securities                   22%(b)              39.2 %         12.0%             12.6%
Galtrust I Participation Certificates                22%(b)              39.2 %         13.0%             13.0%

(a) As of October 2000, December 31, 2000 and 2001, the rate is based upon the Bank's estimate of comparable rates of discount used in similar rated bonds in Argentina.

(b) As of December 31, 2002, the discount real rate used is based on CER plus 700 basis points (no similar bonds existed at December 31, 2002).

Financial trust "Galtrust II, III, IV, V" and "Galicia Mortgage Loans"

As described in Note 34 of the Group's financial statements on December 17, 2001 and April 2002, the Bank entered into securitization transactions where the Bank established five different trusts and transferred to the trusts ownership of mortgage loans in exchange for debt securities and residual interests in the trusts.

These transfers would not be considered as a sale for U.S. GAAP purposes. However, in accordance with Financial Accounting Standards Board Statement No. 140, at the completion of a transfer of financial assets, the transferor should carry in its balance sheet any retained interests in the transferred assets. The cost basis of the assets transferred would be allocated to the retained interests based on their relative fair values at the date of transfer. Subsequently, those retained interests would be accounted for as available for sale

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

securities. For Argentine GAAP purposes, these retained interests are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trusts.

As described in note 34, on December 26, 2002 the "Galtrust III and IV" financial trusts were terminated, and the loan portfolio of those trusts have been incorporated to the Bank's loan portfolio. The Bank has performed a migration analysis for these consumer loans, which shows that the book value is a reasonable estimate of it's fair value.

For "Galtrust II and V", the book value of the debt securities and residual interests the Bank has, is believed by management to approximate fair value.

For "Galicia Mortgage Loans", the book value of the residual interests approximates its fair value.

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

The Bank's assets and liabilities would be increased by approximately Ps.104,846, Ps.153,331, Ps.138,398 and Ps.137,710, had U.S. GAAP been applied as of December 31, 2002, 2001 and 2000, and June 30, 2000, respectively.

l. YEAR 2000 COSTS

Under Argentine GAAP costs related to the Year 2000 project have been capitalized. Under U.S. GAAP costs relating to the Year 2000 project arising from the modification of existing systems must be expensed as incurred.

m. FOREIGN EXCHANGE DIFFERENCE

At December 31, 2001, the official exchange rate between the U.S. dollar and the Argentine peso was 1 to 1 and for Argentine GAAP purposes, this rate was used to translate all U.S. dollar denominated assets and liabilities at December 31, 2001.

For U.S. GAAP purposes, foreign currency transactions should be translated at the applicable rate at which those particular transactions could be settled at the balance sheet date. In anticipation of an announced devaluation, "exchange houses" in Argentina (used for limited personal transactions and not for settling business transactions) started exchanging dollars at 1.4 or more pesos to the dollar prior to December 31, 2001. Such exchange houses were closed at December 31, 2001. Through January 10, 2002, no transactions were conducted in U.S. dollars and there was no exchangeability between the peso and the dollar. Under Statement of Accounting Standards No. 52, if the exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchanges could be made is used for translating foreign currency transactions. In this case, the January 11, 2002, exchange rate of Ps.1.6 to US$1 was the first available rate after year end and thus that rate was used for U.S. GAAP purposes to translate U.S. dollar denominated assets and liabilities at December 31, 2001.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

In addition, the Group's equity holdings in Argentine companies were similarly adjusted for its proportional effect of applying the Ps.1.6 to US$1 exchange rate to the U.S. dollars denominated assets and liabiliites of such companies at December 31, 2001.

As of December 31, 2002 and under Argentine GAAP purposes, foreign currency assets and liabilities are stated in pesos, using the U.S. dollar rate of exchange set by the Argentine Central Bank, prevailing at the close of operations on the last business day of each month

h. IMPAIRMENT OF FIXED ASSETS AND FORECLOSED ASSETS

Under Argentine Banking GAAP, fixed assets and foreclosed assets are restated for inflation using the WPI index at December 31, 2002. As such, the balances of fixed assets and foreclosed assets were increased by approximately 118%. In accordance with Statement of Accounting Standards No. 144, "Impairment of Long-lived Assets", such assets are subject to impairment tests in certain circumstances. Because projected cash flows associated with fixed assets and foreclosed assets are insufficient to recover the restated carrying amounts of the assets, those assets should be tested for impairment. Market values for the Bank's fixed and foreclosed assets were obtained. The difference between the market values and the amount recorded under Argentine Banking GAAP, was charged to income for the year ended December 31, 2002.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

CONSOLIDATED NET INCOME

                                                                           GRUPO GALICIA                            BANCO GALICIA
                                                                  -------------------------------   --------------  -------------
                                                                                                     SIX-MONTHS
                                                                                                        ENDED        YEAR ENDED
                                                                  FISCAL YEARS ENDED DECEMBER 31,    DECEMBER 31,      JUNE 30,
                                                                  -------------------------------   --------------  -------------
                                                                       2002             2001             2000           2000
                                                                  --------------   --------------   --------------  -------------
Net income as stated.........................................     Ps. (1,458,793)         262,254          196,401  Ps.   341,477
Loan origination fees and costs:
   Credit card costs (Note 39b.).............................            (11,160)           3,628             (142)           363
Intangible assets(Note 39c.):
   Capitalized costs for compensations to Bank's employees...                  -              299              478          4,821
   Amortization of deferred expenses for setting up of
   branches..................................................             31,473           11,425            5,592         (5,035)
   Goodwill amortization.....................................             33,813          (17,954)          (8,216)       (10,289)
   Goodwill impairment.......................................             66,860          (97,700)               -              -
Year 2000 costs (Note 39l.)..................................              2,980            2,980            1,490        (15,295)
Software costs (Note 39c.)...................................              6,651           (1,560)          (3,657)        (3,840)
Loss on exchange of Public Debt (Note 39d(ii))...............          2,023,056       (3,330,379)               -              -
Loan impairment - Public Debt (Note 39d(ii)).................            978,057       (2,224,181)               -              -
Loan impairment - private sector (Note 39d(iii)).............            965,250         (864,318)          11,246         35,226
Loan impairment - credit cards (Note 39d (iv)) ..............             39,342          (70,994)               -              -
Derivative instruments (Note 39g)............................               (937)         (17,167)          18,104              -
Amortization of organization costs on exchange offer
(Note 39c )..................................................             (4,646)          (4,646)          (6,007)             -
Impairment / loss on Galtrust I securities (Note 39j)                    301,356         (555,020)            (769)             -
Government Securities:
  Compensatory Bond received (Note 39e (ii)).................           (378,417)               -                -              -
  Compensatory Bond to be received (Note 39e (ii))...........         (1,573,762)               -                -              -
  Hedge Bond (Note 39e (ii)).................................         (1,754,651)               -                -              -
  Compensation related to the payment of deposits (Note
  39e (ii)) .................................................           (442,895)               -                -              -
  Accrued interest of other available-for-sale
Securities (Note 39e (i))....................................                  -                -          (11,338)        (6,505)
Foreign exchange difference (Note 39m).......................          1,694,640       (1,694,640)               -              -
Foreign exchange difference in Equity investments in
other companies (Note 39m). .................................             66,889          (66,889)               -              -
Impairment of fixed assets and foreclosed assets (Note
39h).........................................................            (66,574)               -                -              -
Reversal of deferred taxes under Argentine GAAP (Note 39a)...                  -          (44,481)             100        (31,336)
Deferred taxes, net (Note 39a)...............................                  -           (8,971)          12,747         48,750
Presumptive minimum income tax...............................            (11,702)               -                -              -
Minority interest ...........................................            (87,990)         154,620           (1,298)             -
                                                                  --------------   --------------   --------------  -------------
Net income (loss) in accordance with U.S. GAAP...............     Ps.    418,840       (8,563,694)  Ps.    214,731  Ps.   358,337
                                                                  ==============   ==============   ==============  =============
Net income (loss) per share in accordance with U.S. GAAP
(Note 24)....................................................     Ps.      0.383           (7,839)  Ps.      0.210  Ps.     0.306
                                                                  ==============   ==============   ==============  =============
Average number of shares outstanding (in thousands)
(Note 24)....................................................          1,092,407        1,092,407        1,023,673      1,171,705
                                                                  --------------   --------------   --------------  -------------

Net income (loss) per share in accordance with U.S. GAAP
assuming full dilution (Note 24).............................     Ps.      0.383           (7,839)  Ps.      0.210  Ps.     0.306
                                                                  ==============   ==============   ==============  =============

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

CONSOLIDATED SHAREHOLDERS' EQUITY


                                                                              GRUPO GALICIA                   BANCO GALICIA
                                                            ------------------------------------------------  -------------
                                                                                                               YEAR ENDED
                                                                               DECEMBER 31,                      JUNE 30,
                                                            ------------------------------------------------  -------------
                                                                 2002             2001            2000            2000
                                                            ---------------  --------------   --------------  -------------
Shareholders' equity as stated..........................    Ps.  1,624,475        3,076,747   Ps.  2,885,246  Ps  2,909,973
Loan origination fees and costs (Note 39b.).............             1,785           12,945            9,317          9,459
Intangible assets (Note 39c.):
  Capitalized costs for compensations to the Bank's
  employees.............................................                 -                -             (299)          (778)
  Amortization of deferred expenses for setting up of
  branches..............................................           (22,218)         (53,691)         (65,115)       (70,707)
  Goodwill amortization.................................            (9,067)         (42,880)         (24,926)       (16,711)
  Goodwill impairment...................................           (30,840)         (97,700)               -              -
  Software costs........................................            (2,406)          (9,057)          (7,497)        (3,840)
Loss on exchange of Public Debt(Note 39d(ii))...........        (1,307,323)      (3,330,379)               -              -
Loan impairment - Public Debt (Note 39d(ii))............        (1,246,124)      (2,224,181)               -              -
Loan impairment - private sector (Note 39d(iii))........            79,031         (886,219)         (21,901)       (33,146)
Loan impairment - credit card (Note 39d(iv))............           (31,652)         (70,994)               -              -
Government securities:                                                                    -                -              -
  Compensatory Bond received (Note 39e (ii))............          (398,546)               -                -              -
  Compensatory Bond to be received (Note 39e (ii))......        (1,573,762)               -                -              -
  Hedge Bond (Note 39e (ii))............................        (1,754,651)               -                -              -
  Compensation related to the payment of deposits
 (Note 39e (ii)) .......................................          (442,895)               -                -              -
  Unrealized appreciation (depreciation) of other
available-for-sale securities (Note 39e(j)..............            (1,119)               -         (127,092)      (126,804)
Structured notes (Note 39e (iii)) ......................                 -                -         (125,488)      (131,363)
Derivative instruments (Note 39g).......................                 -              937           18,104              -
Tax effect unrealized appreciation (depreciation) of
available-for-sale securities (Note 39e (i))............                 -                -           44,481         44,381
Tax effect structured notes (Note 39e (ii)..............                 -                -           43,920         45,975
Amortization of organization costs related to the
exchange offer (Note 39c) ..............................           (15,299)         (10,653)          (6,007)             -
Organization costs related to the exchange offer (Note
39c)....................................................            24,590           24,590           24,590              -
Tax effect organization costs related to the exchange
offer (Note 39c)........................................                 -                -           (8,607)             -
Loss on sale of Galtrust I debt securities (Note 39j)...                 -                -             (769)             -
Unrealized appreciation (depreciation) of Galtrust I
securities (Note 39j)...................................          (247,605)        (555,789)         (33,223)             -
Tax effect Galtrust I securities (Note 39j).............                 -                -           11,628              -
Unrealized appreciation (depreciation) of Galtrust II,
III, IV, V securities (Note 39j)........................                 -          (57,037)               -              -
Minority interest.......................................            83,081          171,071           16,451              -
Year 2000 costs (Note 39l)..............................           (20,118)         (23,098)         (26,078)       (27,567)
Foreign exchange difference (Note 39m)..................                 -       (1,694,640)               -              -
Equity investments in other companies (Note 39m) .......                 -          (66,889)               -              -
Impairment of fixed assets and foreclosed assets (Note
39h)....................................................           (66,574)
Presumptive minimum income tax (Note 39a) ..............           (11,702)               -                -              -
Prior income tax adjustments (Note 39a).................            (6,521)               -                -              -
Investment securities deferred tax provision (Note 39e
(i))....................................................                 -                -           44,481         44,381
Deferred taxes, net (Note 39a)..........................                 -                -           17,578          4,832
                                                            ---------------  --------------   --------------  -------------
Consolidated shareholders' equity (deficit) in
accordance with U.S GAAP................................    Ps  (5,375,460)      (5,836,917)  Ps   2,668,794  Ps  2,648,085
                                                            ===============  ==============   ==============  =============

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31, 2002, except as noted)

Roll forward analysis of shareholder's equity under U.S. GAAP at December 31, 2002, 2001 and 2000, and June 30, 2000:

                                           BANCO GALICIA
 -------------------------------------------------------------------------------------------------
                                                                                PROFIT RESERVES
                                                                            -----------------------
                                                            ADJUSTMENTS
                                                                 TO
                                    CAPITAL      PAID       SHAREHOLDERS'
                                     STOCK     IN CAPITAL      EQUITY           LEGAL       OTHER
                                  -----------  -----------  -------------   -----------  ----------
 Balance as of June 30,
 1999........................     Ps. 405,417  Ps. 310,678  Ps. 1,000,407   Ps. 296,223  Ps. (8,242)
 Distribution of retained
 earnings:
 Legal reserve...............               -            -              -        65,793           -
 Reserve provided by the
 By-Laws.....................               -            -              -             -          15
 Cash dividends..............               -            -              -             -           -
 Stock distributions to
 shareholders (63,245,024
 shares).....................          63,245            -         74,909             -           -
 Unrealized depreciation of
 available-for-sale
 securities, net of
 tax.........................               -            -              -             -           -
 Net income for the year
 under U.S. GAAP.............               -            -              -             -           -
                                  -----------  -----------  -------------   -----------  ----------
 Balance at June 30, 2000....         468,662  Ps. 310,678  Ps. 1,075,316   Ps. 362,016  Ps. (8,227)
                                  ===========  ===========  =============   ===========  ==========

                                      BANCO GALICIA
 ------------------------------------------------------------------------
                                   OTHER                        TOTAL
                               COMPREHENSIVE     RETAINED    SHAREHOLDERS'
                               INCOME (LOSS)     EARNINGS       EQUITY
                              ---------------  -----------  -------------
 Balance as of June 30,
 1999........................ Ps.    (292,638) Ps. 514,365  Ps. 2,226,210
 Distribution of retained
 earnings:
 Legal reserve...............               -      (65,793)             -
 Reserve provided by the
 By-Laws.....................               -          (15)             -
 Cash dividends..............               -      (76,166)       (76,166)
 Stock distributions to
 shareholders (63,245,024
 shares).....................               -     (138,154)             -
 Unrealized depreciation of
 available-for-sale
 securities, net of
 tax.........................         139,704            -        139,704
 Net income for the year
 under U.S. GAAP.............               -      358,337        358,337
                              ---------------  -----------  -------------
 Balance at June 30, 2000.... Ps.    (152,934) Ps. 592,574  Ps. 2,648,085
                              ===============  ===========  =============

                                           GRUPO GALICIA
 --------------------------------------------------------------------------------------------------
                                                                               PROFIT RESERVES
                                                                           ------------------------
                                                             ADJUSTMENTS
                                                                  TO
                                    CAPITAL       PAID       SHAREHOLDERS'
                                     STOCK     IN CAPITAL      EQUITY          LEGAL       OTHER
                                 ------------  -----------  -------------  -----------  -----------
 Balance at June 30, 2000.....   Ps.  543,000  Ps.  15,250  Ps.   661,202  Ps.   1,944    Ps.40,279
 Capital increase approved
 by extraordinary meeting of
 shareholders held on May
 16, 2000 (*).................        549,407       64,001        726,533            -
 Unrealized appreciation of
 available-for-sale
 securities, net of tax and
 minority interest............              -            -              -            -            -
 Organizational costs
 related to the exchange
 offer, net of tax and
 minority interest............              -        7,317          8,666            -            -
 Net income for the period
 under U.S. GAAP..............              -            -              -            -            -
                                 ------------  -----------  -------------  -----------  -----------
 Balance at December 31,
 2000.........................   Ps.1,092,407  Ps.  86,568  Ps. 1,396,401  Ps.   1,944  Ps.  40,279
                                 ============  ===========  =============  ===========  ===========

 Distribution of retained
 earnings:
 Legal reserve................              -            -              -       14,181            -
 Reserve provided by the
 By-Laws......................              -            -              -            -      196,597
 Cash dividends...............              -            -              -            -            -
 Unrealized appreciation of
 available-for-sale
 securities, net of tax and
 minority interest............              -            -              -            -            -
 Net loss for the year under
 U.S. GAAP....................              -            -              -            -            -
                                 ------------  -----------  -------------  -----------  -----------
 Balance at December 31,
 2001.........................   Ps.1,092,407  Ps.  86,568  Ps. 1,396,401  Ps.  16,125  Ps. 236,876
                                 ============  ===========  =============  ===========  ===========

 Distribution of retained
 earnings:
 Legal reserve................              -            -              -       13,113            -
 Reserve provided by the
 By-Laws......................              -            -              -            -      251,208
 Cash dividends...............              -            -              -            -            -
 Unrealized appreciation of
 available-for-sale
 securities, net of tax and
 minority interest............              -            -              -            -            -
 Net loss for the year under
 U.S. GAAP....................              -            -              -            -            -
                                 ------------  -----------  -------------  -----------  -----------
 Balance at December 31,
 2002.........................   Ps.1,092,407  Ps.  86,568  Ps. 1,396,401  Ps.  29,238  Ps. 488,084
                                 ============  ===========  =============  ===========  ===========

                                  GRUPO GALICIA
 -------------------------------------------------------------------------------------
                                        OTHER                                TOTAL
                                    COMPREHENSIVE        RETAINED        SHAREHOLDERS'
                                    INCOME (LOSS)        EARNINGS           EQUITY
                                    ---------------    --------------    -------------
 Balance at June 30, 2000.....     Ps.     (100,631)   Ps.     66,500    Ps  1,227,544
 Capital increase approved
 by extraordinary meeting of
 shareholders held on May
 16, 2000 (*).................              (78,954)          (44,263)       1,216,724
 Unrealized appreciation of
 available-for-sale
 securities, net of tax and
 minority interest............               (6,188)                -           (6,188)
 Organizational costs
 related to the exchange
 offer, net of tax and
 minority interest............                                      -           15,983
 Net income for the period
 under U.S. GAAP..............                    -           214,731          214,731
                                   ----------------    --------------    -------------
 Balance at December 31,
 2000.........................     Ps.     (185,773)   Ps.    236,968    Ps. 2,668,794
                                   ================    ==============    =============

 Distribution of retained
 earnings:
 Legal reserve................                    -           (14,181)               -
 Reserve provided by the
 By-Laws......................                    -          (196,597)               -
 Cash dividends...............                    -           (70,753)         (70,753)
 Unrealized appreciation of
 available-for-sale
 securities, net of tax and
 minority interest............              128,736                 -          128,736
 Net loss for the year under
 U.S. GAAP....................                    -        (8,563,694)      (8,563,694)
                                   ----------------    --------------    -------------
 Balance at December 31,
 2001.........................     Ps.      (57,037)   Ps. (8,608,257)   Ps.(5,836,917)
                                   ================    ==============    =============

 Distribution of retained
 earnings:
 Legal reserve................                    -           (13,113)               -
 Reserve provided by the
 By-Laws......................                    -          (251,208)               -
 Cash dividends...............                    -                 -                -
 Unrealized appreciation of
 available-for-sale
 securities, net of tax and
 minority interest............               42,617                 -           42,617
 Net loss for the year under
 U.S. GAAP....................                    -           418,840          418,840
                                   ----------------    --------------    -------------
 Balance at December 31,
 2002.........................     Ps.      (14,420)   Ps. (8,453,738)   Ps.(5,375,460)
                                   ================    ==============    =============

(*) Covered by Board meeting minutes dated July 24, 2000 and July 26, 2000.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31,
                             2002, except as noted)

COMPREHENSIVE INCOME

SFAS 130 "Reporting Comprehensive Income" establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and all transactions, and other events and circumstances from nonowner sources.

The following disclosure presented for the fiscal years ended December 31, 2002 and 2001, for the six-month period ended December 31, 2000 and for the year ended June 30, 2000, shows all periods restated to conform with SFAS 130.

                                                                     GRUPO GALICIA                   BANCO GALICIA
                                                  ------------------------------------------------   -------------
                                                                                      SIX-MONTHS
                                                                                         ENDED        YEAR ENDED
                                                  FISCAL YEARS ENDED DECEMBER 31,    DECEMBER 31,       JUNE 30
                                                  --------------------------------   -------------   -------------
                                                     2002             2001               2000             2000
                                                  --------------------------------   -------------   -------------
INCOME STATEMENT

Financial Income.............................     Ps  3,948,671    Ps   3,538,627    Ps  1,797,749   Ps  3,268,777
Financial Expenditure........................         4,520,991         2,106,985          967,244       1.695,953
Net Financial Income.........................          (572,320)        1,431,642          830,505       1,572,824
Provision for Loan Losses....................           920,827         4,690,811          258,926         509,713
Income from Services.........................           507,424         1,150,427          513,120         929,331
Expenditures from Services...................           139,424           212,243           95,422         181,272
Monetary result of financial brokerage.......         2,862,286                 -                -               -
Administrative Expenses......................         1,008,431         1,465,307          669,769       1,356,872
Monetary result of operating expenses........            59,809                 -                -               -
Net Income (Loss) from Financial Brokerage...           788,517        (3,786,292)         319,508         454,298
Minority Interests...........................           179,252           132,653          (15,077)            651
Miscellaneous Income.........................           288,888           656,254           89,297         142,483
Miscellaneous Losses.........................          (722,782)       (5,355,180)         (77,439)        (94,368)
Monetary results of other operations.........           (49,188)                -                -               -
Net Income (Loss) before Income tax..........           484,687        (8,352,565)         316,289         503,064
Income Tax....................................          (65,847)         (211,129)        (101,558)       (144,727)
                                                  -------------    --------------
NET INCOME (LOSS) UNDER U.S. GAAP............           418,840        (8,563,694)         214,731         358,337
                                                  -------------    --------------    -------------   -------------
Other comprehensive income gain (loss):

   Unrealized gains (losses) on securities...            42,617           128,736          (15,221)        211,432
   Tax effect on unrealized gains (losses)
   on securities............................                  -                 -            9,033         (71,728)
                                                  -------------    --------------    -------------   -------------
OTHER COMPREHENSIVE INCOME GAIN (LOSS) ......            42,617           128,736           (6,188)        139,704
                                                  -------------    --------------    -------------   -------------
COMPREHENSIVE INCOME (LOSS)...................    Ps    461,457    Ps  (8,434,958)   Ps    208,543   Ps    498,041
                                                  =============    ==============    =============   =============

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31,
                             2002, except as noted)

CONCENTRATION OF RISK - TOTAL EXPOSURE TO THE PUBLIC SECTOR - ARGENTINE GOVERNMENT AND PROVINCES

The Group has significant exposure to the Argentine Government and Provinces in the form of government securities, secured and other debt obligations. As of December 31, 2002 and 2001, the Group had the following loans outstanding:

                                                                           GRUPO GALICIA
                                                    -------------------------------------------------------------
                                                            DECEMBER 31, 2002              DECEMBER 31, 2001
                                                    ------------------------------  -----------------------------
                                                       ARGENTINE                       ARGENTINE
                                                        BANKING                         BANKING
                                                         GAAP         U.S. GAAP          GAAP         U.S. GAAP
                                                    --------------  --------------  --------------  -------------
Argentine Federal Government loans                  Ps   3,979,339  Ps   2,739,513  Ps   5,171,717  Ps  1,817,071

Argentine Provincial loans                               3,777,551       2,531,427       3,193,183      1,300,488

Other Argentine public receivables                         393,955         326,458         921,465        614,248

Galtrust 1 (securitization of Provincial Loans)            680,230         432,625         646,698         90,909

Compensatory bond received                                 687,478         288,932               -              -

Compensatory bond to be received                         2,814,159       1,240,397               -              -

Hedge bond (1)                                           4,222,996               -               -              -

Compensation to be received related to the
payment of deposits                                        442,895               -               -              -

Others (2)                                               1,122,790       1,121,671       1,500,411      1,500,411
                                                    --------------  --------------  --------------  -------------

   Total                                            Ps  18,121,393  Ps   8,681,023  Ps  11,433,474  Ps  5,323,127
                                                    ==============  ==============  ==============  =============

(1) The advance to be requested from the Argentine Central Bank for the subscription of the Hedge Bond, was recorded in "Other liabilities resulting from financial brokerage - Other", for Ps. 2,468,345. Under U.S. GAAP, the Hedge Bond and tha advance has been eliminated.

(2) Includes bonds such as Fiscal Credit Certificate, Argentine Republic External Bills and National Government Bonds. The carrying values at December 31, 2002 and 2001 are a reasonable estimate of its fair values

As of December 31, 2001 and 2002, the reduction in carrying value for U.S. GAAP purposes in these loans and securities is primarily a result of the effect of discounting future cash flows of these loans or securities and because under U.S. GAAP the right to purchase the Hedge Bonds is not considered an asset.

RISKS AND UNCERTAINTIES

The prospects of the Argentine economy and exchange markets that existed at the end of 2001 were widely uncertain. The increasing public sector deficit, the contracting economy and rumors and predictions that Argentina was abandoning the one-to-one currency parity policy, as well as the impending default on the country's external obligations, contributed to a great uncertainty as to the future of Argentina and its economy. Significant measures were put in place in December 2001, such as the freezing of bank deposits and the introduction of exchange controls that restricted capital outflows.

Subsequent measures put forth by the Argentine government have added to the uncertainty, as many government decrees have been issued, then subsequently changed, modified or repealed. Other decrees lack specific

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31,
                             2002, except as noted)

and substantive guidance for implementing the new rules. Still others are being challenged in the Argentine judicial courts.

Due to the Argentine crisis and its material adverse effects on the Bank's cash flows and deposit base, the Bank became increasingly unable to access to the financial market or otherwise obtain any financing, other than from the Argentine Central Bank. The Bank's liquid assets, deposits and cash flows from operations became insufficient to pay it's foreign obligations as they became due. As a result, the Bank began to negotiate with its foreign creditors, as obligations matured, for an extension to the maturities of these obligations until a comprehensive renegotiation of its entire liabilities with foreign creditors could be accomplished.

On June 12, 2002, the Bank annunced the restructuring of all of its debts with foreign creditors, under the framework of the Plan. Within this framework, the repayment of the Bank's debt with foreign creditors has been postponed until such debt is renegotiated.

Because the Bank has failed to make certain scheduled debt payments on its foreign debt and the creditors have not waived any defaults or agreed to forebear the exercise of their rights, its creditors are entitled to accelerate the maturity of its obligations and to seek to exercise remedies, including, without limitation, seeking to obtain and enforce judgment liens against the Bank. In addition, due to cross-default provisions, the Bank's failure to make certain scheduled payments of interest or principal constitute an event of default under many of its other financing agreements (including loan agreements and the indeture for its medium-term note program).

If as a result of the above-mentioned negotiations with its creditors, the Bank were unable to reach a satisfactory rescheduling agreement with its creditors and they attempted to exercise remedies in connection with its financial debt, the Bank's financial condition and its operations would be materially and negatively affected. The restructuring of the Bank's foreign debt is an essential component of its operating ability.

The balance of the Bank's financial assitance from the Argentine Central Bank as of December 31, 2002, was Ps.5,581.5 billion. Under Communique "A" 3940 of the Argentine Central Bank the Bank in order to restructure its liabilities with the Argentine Central Bank into liabilities maturing in 70 or 120 monthly installments the Bank, before December 5, 2003, must receive the approval of the Argentine Central Bank to the terms and conditions for the restructuring of its foreign debt.

Valuation reserves, impairment charges and estimates of market values on assets, as established by the Group for U.S. GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on the exchange of government bonds, impairment charges on loans to Argentine provincial governments, and on retained interests in securitization trusts were significantly affected by high discount rates at December 31, 2002 and 2001. Should the discount rates change in the future years, the carrying amounts and charges to income and shareholders' equity will also change. In addition, as estimates to future cash flows change, so to will the carrying amounts which are dependent on such cash flows. It is at least reasonably possible that changes to the carrying amounts of loans, investments and other assets will be adjusted in the near term in amounts that are material to the Group's financial position and results of operations.

The Bank is entitled to receive compensation from the Argentine Government in the form of Compensatory and Hedge Bonds (see Note 1). The receipt of the Bonds is subject to the approval of the Argentine Central Bank. It is possible that the argentine Central Bank will alter the Compensatory and hedge Bonds to when the Bank claims it is entitled in amounts that could be material to Grupo Galicia. In addition, the market value of the Bonds received or to be received will fluctuate significantly as the market for such bonds develops more fully. Therefore, the ultimate settlement of these bonds may differ significantly from the carrying value, at December 31, 2002 or any future date.

                GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31,
                             2002, except as noted)

As indicated in Note 1 to the financial statements, there is substantial doubt as to the Group's ability to continue as a going concern. As a result, deferred tax assets are generally not recognized. For U.S. GAAP purposes, a valuation allowance against deferred tax assets of Ps.2,416,076 and Ps.3,551,283 has been established as it is more likely than not that those deferred tax assets will not be realized for the fiscal years ended December 31, 2002 and 2001 respectevely. Certain rulings in the future, such as whether loans to the government will be able to offset debt payable to the government, may affect positively the realization of the associated deferred tax assets. However, the realization of new deferred tax assets generated in the short term will be subject to the "more likely than not" criteria applied at December 31, 2002.

40. PARENT ONLY FINANCIAL STATEMENTS

The following are the unconsolidated balance sheets of Grupo Financiero Galicia S.A. at December 31, 2002 and 2001 and the related unconsolidated statements of income, and cash flows for the fiscal years ended December 31, 2002 and 2001.

BALANCE SHEETS (PARENT COMPANY ONLY)

                                                                 GRUPO GALICIA
                                                          -----------------------------
                                                                   DECEMBER 31,
                                                          -----------------------------
                                                              2002           2001
                                                          -----------------------------
ASSETS
A. Cash and due from banks
Cash...........................................           Ps.      1,018  Ps.        13
Banks and correspondents.......................                      264            341
Other.........................................                         -              -
                                                          --------------  -------------
                                                                   1,282            354
D. Other receivables resulting from financial
brokerage
Unlisted negotiable obligations.........................         148,697              -
Other receivables included in the debtor
classification regulations .............................          34,589        143,862
Accrued interest receivable included in the debtor
classification regulations..............................             313            118
                                                          --------------  -------------
                                                                 183,599        143,980
F. Equity investment in other companies
In financial institutions...............................       1,439,635      2,867,115
Other...................................................          38,997         44,147
                                                          --------------  -------------
                                                               1,478,632      2,911,262
G. Miscellaneous receivables
Other...................................................             193          2,142
                                                          --------------  -------------
                                                                     193          2,142

H. Fixed assets.........................................           3,521          1,208

J. Intangible assets
Goodwill................................................          13,559         20,005
Organization and development expenses...................             163            210
                                                          --------------  -------------
                                                                  13,722         20,215

                                                          --------------  -------------
                  TOTAL ASSETS..........................  Ps.  1,680,949  Ps. 3,079,161
                                                          ==============  =============

                GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31,
                             2002, except as noted)

LIABILITIES AND SHAREHOLDERS' EQUITY

M. Miscellaneous liabilities
Directors and syndics fees payable......................  Ps.        120  Ps.       262
Other...................................................          56,354          2,152
                                                          --------------  -------------
                                                                  56,474          2,414
                                                          --------------  -------------
         TOTAL LIABILITIES..............................  Ps.     56,474  Ps.     2,414
SHAREHOLDERS' EQUITY ...................................  Ps.  1,624,475  Ps. 3,076,747
                                                          --------------  -------------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.....  Ps.  1,680,949  Ps. 3,079,161
                                                          ==============  =============

                GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31,
                             2002, except as noted)

STATEMENT OF INCOME (PARENT COMPANY ONLY)

                                                                   GRUPO GALICIA
                                                          ------------------------------
                                                          FISCAL YEAR ENDED DECEMBER 31,
                                                          ------------------------------
                                                              2002                2001
A. Financial income
Interest on Notes.......................................              74               -
Interest income from other receivables resulting
from financial brokerage................................           7,035           1,166
Net income from government and corporate securities.....              11               -
Adjustment by application of adjusting index............             442               -
Other...................................................  Ps.    196,932   Ps          -
                                                          --------------   -------------
                                                          Ps.    204,494   Ps.     1,166
B. Financial expenses
Interest on current accounts............................               1               -
                                                          --------------   -------------
                                                          Ps.          1   Ps.         -

Gross brokerage margin..................................         204,493           1,166

E. Expenses for services
Commissions.............................................               2               4
                                                          --------------   -------------
                                                          Ps.          2   Ps.         4

Monetary loss from financial intermediation.............  Ps.   (167,026)              -

G. Administrative expenses
Personnel expenses......................................           1,118           2,045
Directors and syndics fees..............................             152             262
Other fees..............................................           3,058           2,058
Advertising and publicity...............................               -               2
Taxes...................................................             643             500
Other operating expenses................................           1,849           2,163
Other...................................................             248             371
                                                          --------------   -------------
                                                          Ps.      7,068   Ps.     7,401

Monetary gain from operating expenses...................  Ps.        227   Ps.         -

Net income from financial brokerage                       Ps.     30,624   Ps.    (6,239)

H. Miscellaneous income
Net income on long term investments.....................               -         270,645
Other...................................................             593             926
                                                          --------------   -------------
                                                          Ps.        593   Ps.   271,571

I. Miscellaneous losses
Net income on long term investments(1)..................       1,427,469               -
Other...................................................           4,209           3,078
                                                          --------------   -------------
                                                          Ps.  1,431,678   Ps.     3,078

Monetary gain (loss) on other transactions..............  Ps.        400   Ps.         -

Income tax..............................................  Ps.     58,732   Ps.         -
                                                          --------------   -------------

Net income for the period...............................  Ps  (1,458,793)  Ps.   262,254
                                                          ==============   =============

(1) Includes the effect on the foreign currency position compensation.

                GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31,
                             2002, except as noted)

STATEMENT OF CASH FLOWS (PARENT COMPANY ONLY)

                                                                GRUPO GALICIA
                                                       -------------------------------
                                                       FISCAL YEARS ENDED DECEMBER 31,
                                                       -------------------------------
                                                            2002              2001
                                                       -------------------------------
CHANGES IN CASH
Cash at the beginning of the period................    Ps.        354    Ps.       240
Increase / (decrease) in cash......................               928              114
                                                       --------------    -------------
CASH AT END OF PERIOD                                           1,282              354

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Less:
Operating expenses paid............................            (8,357)          (6,942)
Plus:
Other operating income received....................             6,939           12,073
                                                       --------------    -------------
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES....            (1,418)           5,131

OTHER SOURCES OF CASH

Increase in short-term debts.......................               396                -
Increase in short-term investment..................           161,153                -
Cash dividends.....................................                 -          116,526
Other sources of cash..............................             4,470            4,673
                                                       --------------    -------------
OTHER SOURCES OF CASH..............................           166,019          121,199

OTHER USES OF CASH
Increase in short-term loans.......................            (1,439)               -
Decrease in short-term debts.......................                 -           (1,313)
Increase in fixed assets...........................               (20)            (271)
Increase in long-term investments..................            (4,184)         (52,907)
Dividends paid.....................................                 -          (70,753)
Other uses of cash.................................          (158,030)            (972)
                                                       --------------    -------------
TOTAL OTHER USES OF CASH...........................          (163,673)        (126,216)
                                                       --------------    -------------
INCREASE / ( DECREASE) IN CASH.....................    Ps.        928    Ps.       114
                                                       ==============    =============

                GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31,
                             2002, except as noted)

NEW AUTHORITATIVE PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB") has issued certain Statements of Financial Accounting Standards ("SFAS") which are applicable to the Bank, but are not yet required and have not yet been adopted.

In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections as of April 2002". SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in APB Opinion No. 30, "Reporting the Results of Operations -Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". In addition, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. Management is currently evaluating the impact the adoption of SFAS No. 145 will have on the consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The issuance of SFAS No. 146 nullifies the former guidance provided by the Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring" ("EITF 94-3"). SFAS No. 146 requires the recognition of a liability for costs associated with exit or disposal activity when the liability is incurred, rather then on the date commitment to an exit or disposal plan. SFAS No. 146 is effective for liabilities, related to exit or disposal activities, which are incurred after December 31, 2002, while earlier application is encouraged. Management is currently evaluating the impact the adoption of SFAS No. 146 will have on the consolidated financial statements.

The FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions" ("SFAS No. 147"). SFAS No. 147 amends SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," to remove the acquisition of financial institutions from the scope of that statement and provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets. Except for transactions between two or more mutual enterprises, SFAS No. 147 requires acquisitions of financial institutions that meet the definition of a business combination to be accounted for in accordance with SFAS No. 141 and SFAS No. 142. The provisions of SFAS No. 147 are effective on October 1, 2002, with earlier application permitted. Management is currently evaluating the impact the adoption of SFAS No. 147 will have on the consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FAS 123" ("SFAS No. 148"). SFAS No. 148 continues to permit entities to apply the intrinsic method of APB 25, "Accounting for Stock Issued to Employees", however, SFAS No. 148 is intended to encourage companies to adopt the accounting provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 148 provides three transition methods for companies who choose to adopt the provisions of SFAS No. 123, the prospective method, the modified prospective method and the retroactive restatement method. In addition, SFAS No. 148 mandates certain new disclosures. SFAS No. 148 is effective for fiscal years ending after December 15, 2002, with early adoption permitted. Management is currently evaluating the impact that the adoption of SFAS No. 148 will have on the consolidated financial statements.

                GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 For the fiscal years ended December 31, 2002 and 2001, for the six-months ended
          December 31, 2000 and for the fiscal year ended June 30, 2000 (Expressed in thousands of constant Argentine pesos as of December 31,
                             2002, except as noted)

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. SFAS No. 149 is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003. Management is currently evaluating the impact the adoption of SFAS No. 149 will have on the consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of Interpretation No. 34)." FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies, relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation. The disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002. Management is currently evaluating the impact the adoption of FIN 45 will have on the consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. Management is currently evaluating the impact that the adoption of FIN 46 will have on the consolidated financial statements.