Form 20-F
period 2003-12-31
GRUPO FINANCIERO GALICIA SA
filed 2004-07-13
CIK 1114700

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                   FORM 20 - F

                     ANNUAL REPORT PURSUANT TO SECTION 13 OR
                  15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
                        COMMISSION FILE NUMBER 000-30852

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

      Class B Ordinary Shares, Ps. 1.00 par value, ten shares of which are represented by American Depositary Shares

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                   OF THE ACT:

                                      None

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Class A Ordinary Shares, Ps. 1.00 par value . . . . . . . .  281,221,650

Class B Ordinary Shares, Ps. 1.00 par value . . . . . . . .  811,185,367

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

                            Item 17 [ ] Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----
PRESENTATION OF FINANCIAL INFORMATION.......................................................................     1

PART I......................................................................................................     4

     ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.........................................     4
     ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.......................................................     4
     ITEM 3.  KEY INFORMATION...............................................................................     4
              Selected Financial Data.......................................................................     4
              Exchange Rate Information.....................................................................     8
              Risk Factors..................................................................................     8
     ITEM 4.  INFORMATION ON THE COMPANY....................................................................    19
              Organization..................................................................................    19
              Organizational Structure......................................................................    19
              History.......................................................................................    21
              Capital Investments and Divestitures..........................................................    21
              Our Strategy..................................................................................    23
              Business Overview.............................................................................    23
              Competition...................................................................................    44
              Sales and Marketing...........................................................................    46
              Property......................................................................................    47
              Selected Statistical Information..............................................................    48
              Government Regulation.........................................................................    90
              Minimum Capital Requirements of Nonbanking Companies..........................................    90
              Main Regulatory Changes in 2002 and 2003......................................................    91
              Argentine Banking System and Regulation.......................................................    99
     ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS..................................................   114
     ITEM 5A. OPERATING RESULTS.............................................................................   114
              General.......................................................................................   114
              Inflation Accounting Adjustments..............................................................   114
              Currency Composition of Our Balance Sheet.....................................................   114
              Argentine Economy in 2003.....................................................................   116
              Argentine Financial System....................................................................   117
              Results of Operations of Grupo Galicia for the Fiscal Years Ending December 31, 2003, December
              31, 2002 and December 31, 2001................................................................   118
              U.S. GAAP and Argentine Banking GAAP Reconciliation...........................................   135
              Results by Segments...........................................................................   142
              Consolidated Assets...........................................................................   149
              Exposure to the Argentine Public Sector.......................................................   152
              Off-Balance Sheet Arrangements................................................................   152
              Securitization of Assets......................................................................   154
              Funding.......................................................................................   155
              Contractual Obligations.......................................................................   158
              Other Commitments.............................................................................   160
              Critical Accounting Policies..................................................................   161
     ITEM 5B. LIQUIDITY AND CAPITAL RESOURCES...............................................................   167
              Liquidity.....................................................................................   167
              Capital.......................................................................................   172
              Capital Expenditures..........................................................................   173
     ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................................................   174
              Our Board of Directors........................................................................   174
              Functions of Our Board of Directors...........................................................   175

                                      (i)

                                TABLE OF CONTENTS
                                   (continued)

                                                                                                               Page
                                                                                                               ----
               Our Supervisory Committee.....................................................................   176
               Compensation of Directors.....................................................................   177
               Management of Grupo Galicia...................................................................   177
               Board of Directors of Banco Galicia...........................................................   178
               Functions of the Board of Directors of Banco Galicia..........................................   180
               Banco Galicia's Executive Officers............................................................   181
               Banco Galicia's Supervisory Committee.........................................................   183
               Compensation of Banco Galicia's Directors.....................................................   184
               Compensation of Banco Galicia's Officers......................................................   184
               Employees.....................................................................................   185
               Share Ownership...............................................................................   186
     ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.............................................   187
               Major Shareholders............................................................................   187
               Related Party Transactions....................................................................   189
     ITEM 8.   FINANCIAL INFORMATION.........................................................................   190
               Legal Proceedings.............................................................................   190
               Dividend Policy and Dividends.................................................................   191
               Significant Changes...........................................................................   192
     ITEM 9.   THE OFFER AND LISTING.........................................................................   193
               Shares and ADSs...............................................................................   193
               Argentine Securities Market...................................................................   197
               Market Regulations............................................................................   197
     ITEM 10.  ADDITIONAL INFORMATION........................................................................   198
               Description of Our Bylaws.....................................................................   198
               Shareholders' Meetings........................................................................   202
               Exchange Controls.............................................................................   206
               Taxation......................................................................................   206
               Material Contracts............................................................................   212
               Documents on Display..........................................................................   212
     ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....................................   213
               General.......................................................................................   213
               Interest Rate Risk............................................................................   214
               Foreign Exchange Rate Risk....................................................................   218
     ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........................................   219

PART II......................................................................................................   220

     ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...............................................   220
     ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS..................   220
     ITEM 15.  CONTROLS AND PROCEDURES.......................................................................   220
     ITEM 16.  [RESERVED]....................................................................................   221
     ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT..............................................................   221
     ITEM 16B. CODE OF ETHICS................................................................................   221
     ITEM 16C. PRINCIPAL ACCOUNTANTS' FEES AND SERVICES......................................................   221

PART III.....................................................................................................   223

     ITEM 17.  FINANCIAL STATEMENTS..........................................................................   223
     ITEM 18.  FINANCIAL STATEMENTS..........................................................................   223
     ITEM 19.  EXHIBITS......................................................................................   223

                                      (ii)

                      PRESENTATION OF FINANCIAL INFORMATION

      Our consolidated financial statements consolidate the accounts of Grupo Financiero Galicia S.A. and its subsidiaries. Therefore, our consolidated financial statements include the accounts of:

-     Grupo Financiero Galicia S.A., the holding company;

-     Sudamericana Holding S.A. and its subsidiaries;

-     Galicia Warrants S.A.;

-     Net Investments S.A. and its subsidiaries; and

- Banco de Galicia y Buenos Aires S.A., its wholly-owned subsidiary, Banco Galicia Uruguay S.A ("Galicia Uruguay") and its subsidiaries and other subsidiaries and affiliated companies required to be consolidated under Argentine Banking GAAP (collectively, the "Bank" or "Banco Galicia").

      In this annual report, references to "we," "our," "us," the "Group" and "Grupo Galicia" are to Grupo Financiero Galicia S.A. and its consolidated subsidiaries.

      We were formed on September 14, 1999, as a financial services holding company to hold all of the shares of capital stock of Banco Galicia held by members of the Escasany, Ayerza and Braun families. As a result, our only significant asset as of December 31, 1999, was our interest in Banco Galicia. In July 2000, we conducted an exchange offer in which we offered to exchange shares of Banco Galicia for shares of Grupo Galicia. As a result of the exchange offer, our only significant asset was our 93.23% interest in Banco Galicia. As of December 31, 2002, and December 31, 2003, our interest in Banco Galicia was 93.59% as a result of open-market purchases.

      For periods prior to July 1, 2000, the financial statements of Banco Galicia, as our predecessor, have been presented for fiscal years ended June 30. From July 1, 2000, the financial statements of Grupo Galicia have been presented for the six-month fiscal year ended December 31, 2000, and for the fiscal years ended December 31, 2001, 2002 and 2003.

      Grupo Galicia and Banco Galicia maintain their financial books and records in Argentine pesos and prepare their financial statements to conform to the accounting rules of the Argentine Central Bank, which prescribes the generally accepted accounting principles for all banks in Argentina. This annual report refers to those accounting principles as "Argentine Banking GAAP." Argentine Banking GAAP differs in certain relevant respects from generally accepted accounting principles in Argentina ("Argentine GAAP"). Argentine Banking GAAP also differs in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See Item 5. "Operating and Financial Review and Prospects -- Item 5A. Operating Results -- U.S. GAAP and Argentine Banking GAAP Reconciliation" and note 38 to our consolidated audited financial statements included in this annual report for a description of the principal differences between Argentine GAAP and Argentine Banking GAAP and note 39 to our financial statements for reconciliation of the principal differences between Argentine Banking GAAP and U.S. GAAP for the periods up to December 31, 2003. A reconciliation to U.S. GAAP of Grupo Galicia's net income and total shareholders' equity is presented for the three fiscal years ending December 31, 2003.

      In this annual report, references to "US$," "U.S. dollars," and "dollars" are to United States dollars and references to "Ps." or "pesos" are to Argentine pesos. Unless this annual report states otherwise, through December 31, 2001, the exchange rate used to convert foreign currency amounts into pesos on our balance sheets and income statements (as well as those of Banco Galicia) was the exchange rate quoted as of each relevant date or period end by Banco de la Nacion Argentina ("Banco Nacion"). In the case of dollars, until December 31, 2001, the Banco Nacion quotes for such exchange rates had been Ps. 1.0 per US$1.00, the peso-dollar parity introduced in 1991 by Law No. 23,128 (the "Convertibility Law").

      On January 7, 2002, Argentina abandoned fixed peso-dollar parity. After devaluing the peso and setting the official exchange rate at Ps. 1.4 per US$1.00, on February 11, 2002, the government allowed the peso to float. Argentine Central Bank Communique "A" 3671, dated July 25, 2002, required that its published reference exchange rate be used by banks to value all foreign currency accounts instead of the exchange rate quoted by Banco Nacion. We began to use the reference exchange rate quoted by the Argentine Central Bank to value our foreign currency assets and liabilities in July 2002. Unless stated otherwise, in this annual report, references to the exchange rate since that time are to the reference exchange rate published by the Argentine Central Bank.

      The exchange rates used in the December 31, 2003, and December 31, 2002, consolidated financial statements were Ps. 2.93 per US$1.00, and Ps. 3.36 per US$1.00, respectively, as quoted by the Argentine Central Bank. As of June 25, 2004, the exchange rate, as quoted by the Argentine Central Bank, was Ps. 2.95 per US$1.00. Since Argentina has not been servicing its sovereign debt since the end of 2001, this rate may not accurately reflect the real value of the peso compared to that of the dollar.

      On August 22, 1995, the government of Argentina published Decree No. 316/95, which eliminated the requirement that financial statements be restated for inflation (beginning with financial statements prepared after September 1, 1995). In compliance with this decree and applicable regulations of the Comision Nacional de Valores (the National Securities Commission or the "CNV"), Banco Galicia discontinued adjusting its financial statements for inflation. Therefore, Banco Galicia's financial statements were not adjusted for inflation for any fiscal year ended after September 1, 1995, through December 31, 2001. Since we were formed in 1999, our financial statements have not been adjusted for inflation for the fiscal years ended December 31, 1999, 2000 and 2001.

      Mainly as a result of the abandonment in 2002 of the fixed exchange rate, Argentina experienced a high rate of inflation. Wholesale prices, as measured by the wholesale price index ("WPI") published by the Instituto Nacional de Estadistica y Censos (National Institute of Statistics and Census or "INDEC"), increased approximately 118.44% in 2002. In accordance with then applicable accounting rules, starting January 1, 2002, we began to adjust our financial statements and those of Banco Galicia for inflation based on changes in the WPI. On July 17, 2002, the Argentine government published Decree No. 1269/02, repealing Decree No. 316/95 and reestablishing the policy of restating financial information to account for inflation for periods beginning on or after January 1, 2002. Consequently, inflation accounting was reintroduced in accordance with Argentine Central Bank Communique "A" 3702, Resolution No. 415/02 of the CNV and Resolution No. 240/02 of the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE"), the body that establishes Argentine GAAP.

      Primarily as a result of the stabilization of the WPI during the first half of 2003, the Argentine government published Decree No. 664/03 and the Argentine Central Bank issued Communique "A" 3921, dated April 8, 2003, which eliminated the requirement that financial statements be prepared in constant currency. These rules became effective for financial periods ending on or after March 1, 2003. Likewise, on April 8, 2003, the CNV issued Resolution No. 441/03 discontinuing inflation accounting as of March 1, 2003. Under professional accounting standards, application of that method remained in effect until September 30, 2003, when the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A.) discontinued the recognition of changes in the purchasing power of currency effective October 1, 2003. From March 2003 to September 2003, prices fell on average approximately 2%.

      In this annual report and in the financial statements included in this annual report, unless stated otherwise, our figures and Banco Galicia's figures as of and for the fiscal year ended December 31, 2003, include the effects of inflation accounting through February 28, 2003. (The WPI increased 0.87% between January 1, 2003 and February 28, 2003.) Figures for periods prior to December 31, 2002, have been restated in constant Argentine pesos as of February 28, 2003, applying the approximately 120.35% change in the WPI for the period from January 1, 2002, to February 28, 2003. In addition, for comparison purposes and unless stated otherwise, we have restated in constant pesos of February 28, 2003, all other financial data as of and for periods prior to February 28, 2003, included in this annual report.

      Throughout this annual report, "asymmetric pesification" refers to the compulsory asymmetric conversion in January 2002 of most dollar-denominated assets and certain liabilities of Argentine financial institutions into peso-denominated assets and liabilities at different exchange rates. This is more fully described in Item 4. "Information on the Company -- Main Regulatory Changes in 2002 and 2003."

      Unless otherwise indicated, we have derived all market share and other industry information from information published by the Argentine Central Bank.

      This annual report contains forward-looking statements that involve substantial risks and uncertainties, including, in particular, statements about our plans, strategies and prospects under the captions Item 4. "Information on the Company -- Business Overview -- Banco Galicia's Strategy," Item 5. "Operating and Financial Review and Prospects -- Item 5A. Operating Results" and
Item 5. "Operating and Financial Review and Prospects -- Item 5B.

Liquidity and Capital Resources." All statements other than statements of historical fact contained in this annual report (including statements regarding our future financial position, business strategy, budgets, projected costs and management's plans and objectives for future operations) are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of such words as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue" or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we do not provide any assurance with respect to these statements. Because these statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely include but are not limited to:

      - changes in general economic, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America;

      - changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

      - our inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities; and

      - the other factors discussed under Item 3. "Key Information -- Risk Factors" in this annual report.

      You should not place undue reliance on forward-looking statements, which speak only as of the date that they were made. Moreover, you should consider these cautionary statements in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to forward-looking statements after completion of this annual report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

- The following table presents summary historical financial and other information about us and Banco Galicia as of the dates and for the periods indicated. The financial statements for the fiscal year ending December 31, 2003, include the effects of inflation accounting through February 28, 2003. The financial statements as of and for the fiscal year ended December 31, 2002, and the financial data for prior periods have been restated in constant pesos of February 28, 2003.

- The selected consolidated financial information as of December 31, 2003, and 2002, and for the fiscal years ending December 31, 2003, 2002 and 2001, has been derived from our audited consolidated financial statements included in this annual report.

- The selected consolidated financial information as of December 31, 2001 and 2000, June 30, 2000 and 1999, and for the six-month period ended December 31, 2000, and for the fiscal years ended June 30, 2000 and 1999, has been derived from our audited consolidated financial statements not included in this annual report.

- We prepare our financial statements in accordance with Argentine Banking GAAP, which differs from Argentine GAAP and U.S. GAAP. Our audited consolidated financial statements contain a description of the principal differences between Argentine GAAP and Argentine Banking GAAP and a reconciliation to U.S. GAAP of our shareholders' equity as of December 31, 2003, 2002 and 2001, and our net income for the three years ended December 31, 2003. See notes 38 and 39 to our audited consolidated financial statements included in this annual report.

- You should read this data in conjunction with Item 5. "Operating and Financial Review and Prospects" and our audited consolidated financial statements.

                                                                         GRUPO FINANCIERO GALICIA
                                              ---------------------------------------------------------------------------
                                                                                                        6 MONTHS
                                                                FISCAL YEAR ENDED                          ENDED
                                              ---------------------------------------------------------------------------
                                                                   DECEMBER 31,                         DECEMBER 31,
                                              ---------------------------------------------------------------------------
                                                    2003               2003          2002          2001           2000
                                              ---------------------------------------------------------------------------
                                                (in millions
                                              of U.S. dollars,   (in millions of
                                                except as       pesos, except as   (in millions of February 28, 2003,
                                                noted)(1)          noted)(1)        constant pesos, except as noted)(1)
CONSOLIDATED INCOME STATEMENT IN
ACCORDANCE WITH ARGENTINE BANKING GAAP
Financial Income............................    US$573.4          Ps. 1,681.9     Ps.5,797.7   Ps.  3,586.8   Ps. 1,807.3
Net Financial Income (2)....................        61.0                179.0        1,237.3        1,460.7         831.7
Provision for Losses on Loans and Other
  Receivables...............................        97.6                286.4        1,648.5        1,008.5         272.4
Income before Taxes.........................       (73.8)              (216.5)      (2,775.1)         423.7         313.5
Income Tax..................................        (0.2)                (0.6)         (66.4)        (159.1)       (115.4)
Net Income before the Absorption............       (74.0)              (217.1)      (2,841.5)         264.6         198.1
Absorption subject to the Approval of
  the Annual Shareholders Meeting...........           -                    -        1,370.0              -             -
Net Income after the Absorption.............       (74.0)              (217.1)      (1,471.5)         264.6         198.1
Adjusted Net Income per Share (in
  Pesos) (**)...............................      (0.068)              (0.199)        (1.347)         0.242         0.194
Cash Dividends per Share (in Pesos).........           -                    -              -              -             -
Book Value per Share (in Pesos).............       0.457                1.339          1.500          2.841         2.843
Stock Dividends per Share (in Pesos)........           -                    -              -              -             -
AMOUNTS IN ACCORDANCE WITH U.S. GAAP
Net Income (loss)...........................    US$249.3          Ps.   731.3     Ps.  422.5   Ps. (8,638.4)  Ps.   216.6
Adjusted Net Income (loss) per Share........       0.228                0.669          0.386         (7.907)        0.212
Book Value (deficit) per Share..............      (1.390)              (4.077)        (4.964)        (5.390)        2.629
Financial Income............................       938.3              2,752.0        2,613.1        3,569.3       1,813.5
Net Financial Income .......................       425.9              1,249.1       (1,947.3)       1,444.2         837.7
Provision for Losses on Loans and Other
  Receivables ..............................        93.6                274.6          928.8        4,731.0         261.2
Income Tax..................................       (13.1)               (38.4)          66.5          212.9         102.5
CONSOLIDATED BALANCE SHEET IN ACCORDANCE
WITH ARGENTINE BANKING GAAP
Cash and Due from Banks.....................    US$281.7          Ps.   826.2     Ps.  576.9   Ps.  1,139.9   Ps. 1,366.4
Government Securities, Net..................       988.4              2,898.9        1,826.9          273.3         170.1
Loans, Net .................................     3,744.9             10,983.8       10,682.1       20,107.2      20,363.1
Total Assets................................     7,805.9             22,894.7       23,904.5       27,877.6      36,888.4
Deposits....................................     1,903.9              5,584.0        5,209.3       13,502.8      19,619.2
Other Funds (3).............................     5,403.4             15,848.4       17,056.5       11,271.3      14,358.8
Total Shareholders' Equity..................       498.6              1,462.3        1,638.7        3,103.5       2,910.4
Average Total Assets (4)....................     7,681.7             22,530.3       29,500.9       31,967.4      33,430.0
PERCENTAGE OF PERIOD-END BALANCE SHEET
ITEMS DENOMINATED IN DOLLARS:
Loans, Net of Allowances....................           -                 6.40%          9.11%         86.34%        79.85%
Total Assets................................           -                36.43          43.30          80.05         75.65
Deposits....................................           -                29.67          40.08          81.15         70.61
Total Liabilities...........................           -                36.82          43.97          74.07         79.06
AMOUNTS IN ACCORDANCE WITH U.S. GAAP
Trading Securities..........................    US$112.1          Ps.   328.8     Ps.   35.5   Ps.    141.9   Ps.   228.7
Available-for-Sale Securities...............       549.4              1,611.5        1,380.6        2,914.3       4,377.4
Total Assets................................     5,082.5             14,907.1       14,862.4       21,061.8      32,797.3
Total Liabilities...........................     6,600.9             19,360.4       20,284.7       26,949.6      30,105.2
Shareholders' Equity (Deficit)..............    (1,518.4)            (4,453.3)      (5,422.3)      (5,887.8)      2,692.1

                                                    BANCO GALICIA
                                              -------------------------
                                                  FISCAL YEAR ENDED
                                              -------------------------
                                                        JUNE 30,
                                              -------------------------
                                                  2000         1999
                                              -------------------------
                                              (in millions of February
                                              28, 2003, constant pesos,
                                                 except as noted)(1)
CONSOLIDATED INCOME STATEMENT IN
ACCORDANCE WITH ARGENTINE BANKING GAAP
Financial Income............................  Ps. 3,303.9   Ps. 2,796.4
Net Financial Income (2)....................      1,593.1       1,261.4
Provision for Losses on Loans and Other
  Receivables...............................        549.8         475.9
Income before Taxes.........................        507.9         491.6
Income Tax..................................       (163.5)       (159.7)
Net Income before the Absorption............        344.4         331.9
Absorption subject to the Approval of
  the Annual Shareholders Meeting...........            -             -
Net Income after the Absorption.............        344.4         331.9
Adjusted Net Income per Share (in
  Pesos) (**)...............................        0.294         0.284
Cash Dividends per Share (in Pesos).........          0.4           0.2
Book Value per Share (in Pesos).............        2.285         2.277
Stock Dividends per Share (in Pesos)........            -           0.4
AMOUNTS IN ACCORDANCE WITH U.S. GAAP
Net Income (loss)...........................  Ps.   361.4   Ps.   329.2
Adjusted Net Income (loss) per Share........        0.309         0.282
Book Value (deficit) per Share..............        2.281         1.917
Financial Income............................      3,297.3       2,781.4
Net Financial Income .......................      1,586.5       1,246.5
Provision for Losses on Loans and Other
  Receivables ..............................        514.1         507.3
Income Tax..................................        146.0          94.7
CONSOLIDATED BALANCE SHEET IN ACCORDANCE
WITH ARGENTINE BANKING GAAP
Cash and Due from Banks.....................  Ps. 1,378.0   Ps. 1,746.3
Government Securities, Net..................        906.0       1,490.2
Loans, Net .................................     20,551.3      18,611.4
Total Assets................................     35,435.5      30,233.3
Deposits....................................     19,266.2      17,298.1
Other Funds (3).............................     13,234.0      10,267.4
Total Shareholders' Equity..................      2,935.3       2,667.8
Average Total Assets (4)....................     30,767.8      28,047.2
PERCENTAGE OF PERIOD-END BALANCE SHEET
ITEMS DENOMINATED IN DOLLARS:
Loans, Net of Allowances....................        77.55%        75.70%
Total Assets................................        74.20         72.08
Deposits....................................        69.43         65.81
Total Liabilities...........................        78.56         75.20
AMOUNTS IN ACCORDANCE WITH U.S. GAAP
Trading Securities..........................  Ps.   858.2   Ps.   981.9
Available-for-Sale Securities...............      3,658.8       3,995.3
Total Assets................................     32,180.9      28,883.4
Total Liabilities...........................     29,509.6      26,637.9
Shareholders' Equity (Deficit)..............      2,671.3       2,245.5

                                                                           GRUPO GALICIA                          BANCO GALICIA
                                                           ----------------------------------------------       ----------------
                                                                                           6 MONTHS
                                                              FISCAL YEAR ENDED               ENDED             FISCAL YEAR ENDED
                                                           ----------------------------------------------       -----------------
                                                                  DECEMBER 31,             DECEMBER 31,             JUNE 30,
                                                           ----------------------------------------------       -----------------
                                                                 2003         2002        2001      2000         2000      1999
                                                           ----------------------------------------------------------------------
                                                           (in millions of
                                                           pesos, except as     (in millions of February 28, 2003, constant
                                                              noted)(1)             pesos, except as noted)(1)
SELECTED RATIOS
RATIOS IN ACCORDANCE WITH ARGENTINE GAAP
PROFITABILITY AND EFFICIENCY
 Net Yield on Interest Earning Assets (5)(*)............        0.89%          3.66%      6.54%      5.98%        6.18%     5.80%
 Financial Margin (6)(*)................................        0.86           4.59       5.36       5.88         6.07      5.22
 Return on Assets (7)(*)................................       (0.92)         (5.90)      0.90       1.27         1.12      1.18
 Return on Shareholders' Equity (8)(*)..................      (14.19)        (60.51)      8.67      14.68        12.41     13.32
 Net Income from Services as a Percentage of Operating
  Income (9)............................................       68.72          24.30      39.22      33.64        32.13     33.94
 Efficiency ratio (10)..................................      107.11          59.97      57.00      53.09        57.04     64.82
CAPITAL
 Shareholders' Equity as a Percentage of Total Assets..         6.39%          6.86%     11.13%      7.89%        8.28%     8.82%
 Total Liabilities as a Multiple of Shareholders'
  Equity................................................       14.66x         13.59x      7.98x     11.68x       11.07x    10.33x
 Total Capital Ratio (11)...............................           -              -      17.18%     15.26%       17.34%    13.08%
LIQUIDITY
 Cash and Due from Banks as a Percentage of Total
  Deposits..............................................       14.80%         11.07%      8.44%      6.96%        7.15%    10.10%
 Loans, Net as a Percentage of Total Assets.............       47.98          44.69      72.13      55.21        58.00     61.56
QUALITY CREDITS
 Past Due Loans (12) as a Percentage of Total Loans ....        8.35%          9.93%      4.96%      3.46%        3.40%     3.67%
 Non Accrual Loans (13) as a Percentage of Total Loans         10.73          13.08       6.74       4.04         3.95      4.51
 Allowance for Loan Losses as a Percentage of
  Nonaccrual Loans (13).................................       90.61         104.45      73.94      70.40        69.07     68.24
 Net Charge-Offs (14) as a Percentage of Average Loans..        1.98%          1.89%      2.20%      2.20%        2.80%     2.44%
RATIOS IN ACCORDANCE WITH U.S. GAAP
Capital
 Shareholders' Equity (deficit) as a Percentage of
  Total Assets..........................................      (29.87)%       (36.48)%   (27.96)%     8.21%        8.30%     7.77%
 Total Liabilities as a Multiple of Total
  Shareholders' Equity..................................       (4.35)x        (3.74)x    (4.58)x    11.18x       11.05x    11.86x
Liquidity
 Loans, Net as a Percentage of Total Assets.............       57.33%         54.88%     61.11%     62.07%       63.79%    64.23%
Credit Quality
 Allowance for Loan Losses as a Percentage of
Nonaccrual Loans........................................      190.43%        179.55%    413.51%     72.99%       73.07%    76.21%
INFLATION AND EXCHANGE RATE
 Inflation (Deflation) (15) (16)........................        2.03%        118.44%     (4.30)%    (0.55)%       4.51%    (5.14)%
 Currency Devaluation Rate (16) (%).....................      (12.79)        236.30          -          -            -         -
 CER (17)...............................................        3.66          40.53          -          -            -         -
 CVS (18)...............................................       15.85           0.83          -          -            -         -

(*)   Annualized for the six-month period ended December 31, 2000.

(**) Before the loss absorption mechanism established by Argentine Central Bank Communique "A" 3800, net income per share for fiscal year 2002 was Ps. (2.601).

(1) The exchange rate used to convert the December 31, 2003, amounts into U.S. dollars was Ps. 2.933 per US$1.00. For fiscal year 2003, the amounts include the effects of inflation accounting through February 28, 2003. For prior periods, they have been restated in constant pesos of February 28, 2003. All amounts are stated in millions of pesos, except inflation, percentages, ratios, multiples and per-share data.

(2) Net financial income represents mainly income from interest on loans and other receivables from financial brokerage plus net income from government and corporate debt securities, including gains and losses, less interest on deposits and other liabilities from financial intermediation and monetary loss from financial brokerage. For fiscal years 2002 and 2003, it also includes the CER adjustment.

(3) Includes mainly liabilities with the Argentine Central Bank, other banks and international entities.

(4) The average balances of assets and liabilities, including the related interest receivable and payable are calculated on a daily basis for Banco Galicia and for Galicia Uruguay and on a monthly basis for us and our nonbanking subsidiaries as well as for Tarjetas Regionales S.A. (the regional credit card company in which the Bank holds majority interest), us and our nonbanking subsidiaries as well as for Tarjetas Regionales S.A. (the regional credit card company in which the Bank holds a majority interest).

(5) Net interest earned divided by interest-earning assets. For a description of net interest earned, see Item 4. "Information on the Company -- Selected Statistical Information -- Interest-Earning Assets -- Net Yield on Interest-Earning Assets."

(6) Financial margin represents net financial income divided by average interest-earning assets.

(7) Net income plus minority interest plus unrealized valuation difference as a percentage of average total assets. Before the loss absorption mechanism allowed by Argentine Central Bank Communique "A" 3800, this ratio was (10.55)% for fiscal year 2002.

(8) Net income plus unrealized valuation difference as a percentage of average shareholders' equity. Before the loss absorption mechanism allowed by Argentine Central Bank Communique "A" 3800, this ratio was (116.84) % for fiscal year 2002.

(9) Operating income is defined as net financial income plus net income from services plus monetary loss from financial intermediation plus the unrealized valuation difference. Excluding from the calculation the unrealized valuation difference (in accordance with Argentine Central Bank Communique "A" 3703), this ratio was 214.52% for fiscal year 2002.

(10) Administrative expenses net of the monetary gain (loss) from operating expenses as a percentage of operating income as defined above. Excluding from the calculation the unrealized valuation difference (in accordance with Argentine Central Bank Communique "A" 3703), this ratio was 529.39% for fiscal year 2002.

(11) Compliance with the capital adequacy rules of the Argentine Central Bank was suspended during 2002 and 2003 (including December 31, 2002, and December 31, 2003).

(12) Past-due loans consist of amounts of entire loan principal and interest receivable for those loans for which either the principal or any interest payment is 91 days or more past due.

(13) Nonaccrual loans are defined as those loans falling into the following categories under the Argentine Central Bank's classification system: (a) consumer: defective fulfillment, difficulty in recovery, uncollectible or uncollectible for technical reasons and (b) commercial: with problems, high risk of insolvency, uncollectible or uncollectible for technical reasons.

(14)  Charge-offs plus direct charge-offs minus bad debts recovered.

(15)  As measured by changes in the wholesale price index (WPI) in Argentina.

(16)  Source: INDEC.

(17) The "CER" is the coeficiente de estabilizacion de referencia, an adjustment coefficient based on changes in the consumer price index, which became effective February 3, 2002. See Item 4. "Information on the Company -- Main Regulatory Changes in 2002 and 2003."

(18) The "CVS" is the coeficiente de variacion salarial, an adjustment coefficient based on the variation of salaries, which became effective October 1, 2002. See Item 4. "Information on the Company -- Main Regulatory Changes in 2002 and 2003."

EXCHANGE RATE INFORMATION

      On January 7, 2002, the Argentine Congress enacted Law No. 25,561 (the Public Emergency and Foreign Exchange System Reform Law, the "Public Emergency Law"), abandoning over 10 years of fixed U.S. dollar - peso parity. After devaluing the peso and setting the official exchange rate at Ps. 1.4 per US$1.0, on February 11, 2002, the government allowed the peso to float. The shortage of dollars and their heightened demand caused the peso to devalue significantly in the first half of 2002. Since June 30, 2002, the peso has appreciated versus the dollar from an exchange rate of Ps. 3.80 per U.S. dollar to an average exchange rate of Ps. 2.96 per U.S. dollar for the month of June 2004 (through June 25). There can be no assurance that the peso will not depreciate in the future, particularly while the restructuring of a substantial portion of Argentina's foreign debt remains unresolved.

      The following table sets forth the annual high, low, average and period-end exchange rates for U.S. dollars for the periods indicated, expressed in pesos per dollar and not adjusted for inflation.

                                                                            EXCHANGE RATE (1)
                                                  ------------------------------------------------------------------
                                                    HIGH               LOW             AVERAGE (2)        PERIOD-END
                                                  ------------------------------------------------------------------
1999....................................          1.0000             1.0000             1.0000(3)           1.0000
2000....................................          1.0000             1.0000             1.0000(3)           1.0000
2001....................................          1.0000             1.0000             1.0000(3)           1.0000
2002....................................          3.9000             1.0000             3.0724(3)           3.3630
2003....................................          3.3625             2.7485             2.9491(3)           2.9330

December 2003                                     2.9898             2.9330             2.9606              2.9330
January 2004............................          2.9428             2.8567             2.8928              2.9327
February 2004...........................          2.9613             2.9165             2.9319              2.9235
March 2004..............................          2.9387             2.8550             2.8976              2.8550
April 2004..............................          2.8633             2.8037             2.8359              2.8452
May 2004................................          2.9642             2.8438             2.9197              2.9642
June 2004 (through June 25, 2004)                 2.9743             2.9378             2.9601              2.9543

(1) Until June 2002, asked closing quotations as quoted by Banco Nacion. Since July 2002, closing reference exchange rate as published by the Argentine Central Bank.

(2)   Daily average of closing quotations, unless otherwise noted.

(3)   Based on monthly averages.

RISK FACTORS

      YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS ANNUAL REPORT. WE ALSO MAY FACE RISKS AND UNCERTAINTIES THAT ARE NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL, WHICH MAY IMPAIR OUR BUSINESS. IN GENERAL, YOU TAKE MORE RISK WHEN YOU INVEST IN THE SECURITIES OF ISSUERS IN EMERGING MARKETS SUCH AS ARGENTINA THAN WHEN YOU INVEST IN THE SECURITIES OF ISSUERS IN THE UNITED STATES AND CERTAIN OTHER MARKETS.

                     RISK FACTORS RELATING TO GRUPO GALICIA

WE ARE A HOLDING COMPANY, AND OUR ABILITY TO PAY CASH DIVIDENDS DEPENDS ON THE PROFITABILITY OF OUR SUBSIDIARIES

      We are a holding company, and as such we conduct all of our operations through our subsidiaries. As a holding company, we expect dividends or other intercompany transfers of funds from our subsidiaries to be our primary source of funds to pay our expenses and dividends. Banco Galicia is our most significant subsidiary. As of December 31, 2003, Banco Galicia accounted for 99.2% of our consolidated assets and 91.7% of our consolidated net loss. While we do not anticipate conducting operations at the holding company level, any expenses we incur, in excess of minimum levels, will reduce amounts available to be distributed to our shareholders. The ability of our subsidiaries to pay dividends and make other payments to us will depend on their results of operations and financial condition and may be restricted by, among other things, applicable corporate and other laws and regulations and agreements of our subsidiaries. In addition, our ability to pay dividends will be subject to legal and other requirements at the holding company level.

      During 2003 and 2002, due to Banco Galicia's adverse financial condition, we did not receive any dividends from Banco Galicia. Banco Galicia is prohibited from paying any cash dividends or making any advances, loans or capital contributions to us, its other affiliates or subsidiaries for so long as amounts are due to the Argentine Central Bank for liquidity support assistance. Furthermore, Banco Galicia is restricted in paying dividends since under Argentine Central Bank regulations it must reduce its retained earnings available to be distributed as cash dividends by the difference between the market value and the carrying value of the compensatory and hedge bonds, after netting the legal reserve and other reserves established by Banco Galicia's bylaws. Consequently, our ability to distribute cash dividends to our shareholders has been, and continues to be, materially and adversely affected.

      Last, the loan agreements entered into by Banco Galicia as part of its foreign debt restructuring limit its ability to pay dividends on its capital stock. See Item 8. "Financial Information -- Dividend Policy and Dividends -- Dividend Policy."

WE MAY OPERATE FINANCE-RELATED BUSINESSES THAT HAVE LITTLE OR NO REGULATORY SUPERVISION

      We may operate finance-related businesses outside of Banco Galicia that are not regulated by the Argentine Central Bank. These businesses will be subject only to those regulatory limitations that may be applicable to them. We cannot assure you that we will not enter into businesses that have little or no regulatory supervision or that entail greater risks than our existing businesses.

GALICIA RETIRO COMPANIA DE SEGUROS S.A., OUR INDIRECT SUBSIDIARY, COULD FACE ADVERSE FINANCIAL CONSEQUENCES IN THE EVENT THAT SOME OF ITS CUSTOMERS SEEK AND SUBSEQUENTLY OBTAIN DISADVANTAGEOUS JUDICIAL RELIEF

      Our indirect insurance subsidiary, Galicia Retiro Compania de Seguros S.A. ("Galicia Retiro"), could face adverse financial consequences if certain of its customers who did not participate in its restructuring plan described below seek and subsequently obtain disadvantageous judicial relief.

      In order to address the adverse financial consequences caused by asymmetric pesification of the dollar-denominated liabilities and assets of Galicia Retiro and, in particular, in order to avoid a potential liquidity shortfall in the repayment of its affected dollar-denominated liabilities, Galicia Retiro submitted to the Argentine Superintendency of Insurance a plan to reprogram the repayment schedule of its dollar-denominated annuities. The Argentine Superintendency of Insurance approved this plan on June 12, 2003. On June 30, 2003, Galicia Retiro launched an exchange offer for the reprogramming of these dollar-denominated annuities. The exchange offer expired on August 31, 2003, and resulted in 69% of its customers participating in the voluntary reprogramming (31% of its customers did not participate).

      We cannot assure you that a significant number of the customers that abstained from the reprogramming plan will not initiate legal actions and obtain subsequent judgments that could result in adverse financial consequences to Galicia Retiro. Sudamericana Holding S.A., one of our subsidiaries and the controlling shareholder of Galicia Retiro, has committed to make capital contributions to Galicia Retiro of up to Ps. 6.2 million in the event that Galicia Retiro experiences liquidity shortfalls in connection with the satisfaction of its payment obligations under the plan.

ADVERSE MARKET CONDITIONS ARE ALSO HAVING A NEGATIVE IMPACT ON OUR NONBANKING BUSINESSES

      In addition to the negative impact that the package of economic measures adopted during 2002 has had on Banco Galicia, such measures have profoundly affected the general business environment in Argentina and its level of activity. Although each of our subsidiaries has been affected differently by the difficult financial conditions in Argentina (and the region as a whole), depending on its particular business activity, some effects have been experienced by all and all of these effects have been adverse. For a discussion on the negative impact of these economic measures on Banco Galicia, see " -- Risk Factors Relating to the Bank."

WE ARE SUBJECT TO CORPORATE DISCLOSURE AND ACCOUNTING STANDARDS THAT MAY LIMIT THE INFORMATION AVAILABLE TO OUR SHAREHOLDERS

      A principal objective of the securities laws of the United States, Argentina and other countries is to promote full and fair disclosure of all material information of companies issuing securities. However, there may be less publicly available information about us than is regularly published by or about listed companies in certain countries with highly developed capital markets, such as the United States. While we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934, the periodic disclosure required of non-U.S. issuers under the U.S. Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Furthermore, Grupo Galicia is not required to comply with the U.S. Securities and Exchange Commission ("SEC") proxy rules in connection with shareholders' meetings.

      We maintain our financial books and records in pesos and prepare our financial statements in conformity with Argentine Banking GAAP, which differs in certain respects from Argentine GAAP and U.S. GAAP.

OUR SHAREHOLDERS MAY BE SUBJECT TO LIABILITY FOR CERTAIN VOTES OF THEIR
SECURITIES

      Our shareholders are not liable for our obligations. Instead, shareholders are generally liable only for the payment of the shares they subscribe. However, shareholders who have a conflict of interest with us and who do not abstain from voting may be held liable for damages to us. Also, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or our bylaws may be held liable for damages to us or to other third parties, including other shareholders.

U.S. HOLDERS OF OUR CLASS B SHARES MAY NOT BE ABLE TO EXERCISE PREEMPTIVE AND ACCRETION RIGHTS

      Under Argentine law, holders of our class B shares have preemptive and accretion rights with respect to those shares (including shares underlying our ADSs). United States holders of our class B shares may not be able to exercise those rights unless a registration statement under the Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to those rights or the shares related to those rights. We cannot assure you that we will file such a registration statement or that an exemption from registration will be available. Unless those shares are registered or an exemption from registration applies, a United States holder of class B shares (including those underlying our ADSs) may receive only the net proceeds from those preemptive rights if those rights can be sold.

AN ACTIVE PUBLIC MARKET FOR OUR CLASS B SHARES MAY NOT CONTINUE TO EXIST

      Although our class B shares are currently traded on the Buenos Aires Stock Exchange, the Cordoba Stock Exchange and the Nasdaq SmallCap Market (in the case of our ADSs), we cannot assure you that these public markets for our shares will continue to exist in the future.

                       RISK FACTORS RELATING TO ARGENTINA

      Substantially all of our operations, property and customers are located in Argentina. Accordingly, the quality of our loan portfolio and our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina. The political and economic crisis of late 2001 and early 2002 in Argentina and the Argentine government's actions to address this crisis, which are described in greater detail below and under Item 4. "Information on the Company -- Main Regulatory Changes in 2002 and 2003," have had and could continue to have a material adverse effect on our business, financial condition and results of operations.

THE CURRENT GROWTH AND STABILIZATION MAY NOT BE SUSTAINABLE, WHICH COULD ADVERSELY AFFECT THE ECONOMY AND THE FINANCIAL SYSTEM

      During 2001 and 2002, Argentina went through a period of great political, economic and social instability, leading to the early resignation of President de la Rua in December 2001, the default on part of Argentina's sovereign debt and the devaluation of the Argentine peso in January 2002 after more than 10 years of fixed exchange-rate parity with the U.S. dollar. Following the appointment of Eduardo Duhalde as president in early 2002, the Argentine government undertook a number of far-reaching initiatives that radically changed the monetary and foreign exchange regime of the country and the regulatory environment for doing business in Argentina for all sectors of activity, including the financial sector. The impact of these measures on the Argentine economy was significant and remains uncertain in the long run.

      The Duhalde administration succeeded in stabilizing the main macroeconomic variables in the second half of 2002. After a virtual collapse as a result of the crisis, Argentina's gross domestic product ("GDP") has grown substantially since the second half of 2002, in the broader context of a favorable world economy. The current president, Nestor Kirchner, while highly critical of certain policies followed in the 1990s, has not yet unveiled a comprehensive economic program. The economic policy of the government has consisted mainly of administering the crisis through monetary and fiscal policies and has not included structural reforms considered necessary to support long-term economic growth. In addition, while in September 2003 and June 2004, the government made public announcements regarding possible terms for a restructuring of its foreign debt with private creditors, the final terms of the restructuring and the timing of that restructuring remain uncertain.

      If the Kirchner administration is not capable of implementing economic policies needed to turn the economic growth Argentina is experiencing into sustainable development in the long run, there is considerable risk that political and economic instability will increase. This would likely have a negative impact on the Argentine economy and on the financial system, including us and Banco Galicia. In addition, we cannot assure you that the economy will not suffer additional shocks, especially if political pressure in Argentina inhibits the implementation of economic policies designed to generate growth and enhance consumer and investor confidence.

ARGENTINA'S INSOLVENCY AND FAILURE TO RESTRUCTURE ITS SOVEREIGN DEBT COULD PREVENT ECONOMIC GROWTH

      On December 23, 2001, Argentina declared the suspension of payments on its sovereign debt, except for debt owed to multilateral credit agencies. Although Argentina did not default on its debt with multilateral agency creditors, during most of 2002 and the beginning of 2003, it had numerous rounds of negotiations with the International Monetary Fund (the "IMF") regarding Argentina's economic program and the medium-term refinancing of its debt with the IMF. In spite of the medium-term agreement reached by the Argentine government with the IMF in September 2003, the lack of a strong IMF program may adversely affect Argentina's ability to restructure its approximately US$100 billion of defaulted debt with private creditors. Argentina's access to the voluntary international credit market is generally viewed as dependent on the satisfactory resolution of this restructuring.

      Uncertainties regarding the government's debt restructuring and the adoption of certain measures affecting key sectors of the economy such as the utility companies and the financial system have a significant impact on the private sector's ability to grow and invest. If the inability of the Argentine government and the private sector to complete the restructuring of outstanding claims and to access foreign financing continues, the fiscal situation of the country could be severely affected, undermining the ability of the government to implement adequate economic policies (including structural reforms) and preventing the private sector from reembarking on a positive investment cycle. If economic growth fails to materialize in the medium and long term, political and economic volatility are likely to recur. This would most likely negatively and materially impact the different entities operating in Argentina, including the financial system, us and Banco Galicia.

VOLATILITY OF THE REGULATORY ENVIRONMENT COULD CONTINUE TO BE HIGH AND FUTURE ARGENTINE GOVERNMENTAL POLICIES COULD AFFECT THE ECONOMY AS A WHOLE AS WELL AS FINANCIAL INSTITUTIONS AND BANCO GALICIA

      The Argentine government has historically exercised significant influence over the economy, and financial institutions in particular have operated in a highly regulated environment for extended periods of time. Since

December 2001, the Argentine government has promulgated numerous, far-reaching and not always consistent laws and regulations affecting the economy in general as well as financial institutions in particular. Laws and regulations currently governing the economy or the financial sector may continue to change in the future, particularly given that important structural reforms have not been undertaken. We cannot assure you that future changes in the regulatory environment and government policies will not adversely affect financial institutions in Argentina, including Banco Galicia, as well as its business, financial condition or results of operations or its ability to honor its foreign currency-denominated debt obligations. The lack of a clear and stable regulatory environment imposes significant limitations on the operation of the banking system, including Banco Galicia, and creates uncertainties as to our future financial condition and results of operations.

INFLATION MAY RISE FROM CURRENT LEVELS AND FURTHER UNDERMINE THE ECONOMY

      Following the decision in January 2002 to abandon the fixed exchange rate regime set forth in the Convertibility Law, the devaluation of the peso created pressure on the domestic price system and generated inflation in 2002 after several years of price stability and, in prior years, price deflation. During 2002, wholesale inflation reached a rate of approximately 118.4% and consumer prices rose 40.95%, although the rate of inflation decreased during the second half of the year. In 2003, consumer prices increased 3.7%, and wholesale prices increased 2.0%. In the first five months of 2004, consumer prices increased 2.7% and wholesale prices 3.9%.

      Given the uncertainties regarding the government's future policies, we can give no assurance that the value of the peso will remain stable or that inflation will not recur. In the past, inflation has materially undermined the Argentine economy and the government's ability to create conditions that would permit growth. In addition, high inflation or high volatility in inflation rates would negatively and materially affect the business volume of the financial system and preclude it from resuming financial intermediation activities. This could be expected in turn to negatively affect the level of economic activity and employment. High inflation would also undermine Argentina's foreign competitiveness by diluting the effects of peso devaluation, with the same negative effects on the level of economic activity and employment. We cannot assure you that higher rates of inflation will not negatively affect the Argentine economy in the future.

SIGNIFICANT FLUCTUATION IN THE VALUE OF THE PESO WOULD ADVERSELY AFFECT THE ARGENTINE ECONOMY

      The devaluation of the peso on January 7, 2002, resulted in a 240% increase in the nominal exchange rate of the peso versus the U.S. dollar during 2002. In 2003, the peso appreciated and the exchange rate decreased 12.8%. Despite the positive effects of the real depreciation of the peso on the competitiveness of certain sectors of the Argentine economy, the depreciation has had far-reaching negative impacts on the Argentine economy and on businesses, and individuals' financial condition. The devaluation of the peso has had a negative impact on the ability of Argentine businesses to honor their foreign debt, led to very high inflation in 2002, strongly reduced real wages, had a negative impact on businesses whose activity is dependent on the domestic market demand, such as utilities and the financial industry and adversely affected the government's ability to honor its foreign debt obligations.

      During 2003 and 2004, the peso recovered a part of its value versus the dollar. Among other reasons, this appreciation was the result of reduced imports and the lack of local demand for dollars resulting in the government's continued default on part of its foreign debt as well as the default by numerous private-sector companies on their payments to foreign creditors. If imports were to remain low and the restructuring of the Argentine sovereign and private-sector debt currently in default were not to occur or were substantially delayed, the combination of a strong trade surplus and controls over the foreign exchange market (still outstanding even if substantially relaxed) could result in a further real appreciation of the peso. In the short term, a significant real appreciation of the peso would adversely affect exports and reduce the Argentine public sector's revenues by reducing tax collection in real terms, given the strong reliance of the public sector on taxes on exports. The government would have to identify other sources of revenues or reduce spending to close the fiscal gap resulting from decreasing export tax receipts and could turn to printing money. Tax increases and/or inflation could prompt recessionary pressures. See " -- Inflation may rise from current levels and further undermine the economy."

      In addition, the appreciation of the peso against the U.S. dollar negatively impacts the financial condition of entities with long foreign currency positions (i.e., where the amount of foreign currency-denominated assets exceeds foreign currency-denominated liabilities), such as Banco Galicia. See " -- Risk Factors Relating to the Bank -- For the foreseeable future, the Bank could have limitations on its ability to manage effectively its assets and liabilities so as to minimize risks resulting from mismatches in terms of currencies, maturities and yields."

      Therefore, significant fluctuations in the value of the peso would have significant adverse effects on the Argentine economy and on our financial condition and results of operations. We cannot assure you that future polices of the Argentine government will be successful in stabilizing the value of the peso.

THE FOREIGN EXCHANGE MARKET IS SUBJECT TO CONTROLS THAT COULD PREVENT CERTAIN FINANCIAL INSTITUTIONS FROM HONORING THEIR DEBT WITH FOREIGN CREDITORS

      On December 3, 2001, most transfers of funds abroad to effect payment of financial indebtedness began to require the prior authorization of the Argentine Central Bank. Foreign exchange controls, which were maintained with certain variations throughout all of 2002, were tightened at the beginning of the second semester of 2002. The existence of such controls and the prevailing significant surplus in the country's trade balance (which resulted in greater availability of foreign currency) contributed to the appreciation of the peso. Beginning in November 2002 and throughout 2003, the Argentine Central Bank progressively eased most of the restrictions imposed on the foreign exchange market.

      We cannot assure you that the Argentine Central Bank will continue to ease restrictions on the foreign exchange market or that it will not implement more restrictive rules in the future. If the Argentine Central Bank maintains the current restrictions or if it reinstates more restrictive rules, financial institutions, including the Bank, may face difficulties in making transfers of U.S. dollars abroad for payment of their financial obligations.

DUE TO THE CURRENT SOCIAL AND POLITICAL CRISIS, INVESTING IN ARGENTINA ENTAILS MANY OTHER RISKS

      Investing in Argentina also involves the following risks:

      - civil unrest, rioting, looting, nationwide protests, widespread social unrest and strikes;

      - expropriation, nationalization and forced renegotiation or modification of existing contracts;

      - taxation policies, including royalty and tax increases and retroactive tax claims; and

      - changes in laws and policies of the United States affecting foreign trade, taxation and investment.

FINANCIAL MARKETS IN ARGENTINA COULD BE ADVERSELY AFFECTED BY DEVELOPMENTS IN OTHER EMERGING MARKETS

      Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other emerging market countries. Although economic conditions vary from country to country, investors' reactions to the events occurring in one country may substantially affect securities from issuers in other countries, including Argentina. We cannot assure you that Argentina's economy will not be adversely impacted by events affecting other emerging markets. The political and economic events that occurred in Mexico in 1994 and the collapse of several Asian economies between 1997 and 1998, to cite two well-known downturns of the 1990s, both adversely impacted the Argentine economy. These and similar developments can be expected to affect the Argentine economy in the future.

             RISK FACTORS RELATING TO THE ARGENTINE FINANCIAL SYSTEM

THE RECOVERY OF THE FINANCIAL SYSTEM IS DEPENDENT UPON THE ABILITY OF FINANCIAL INSTITUTIONS TO REGAIN THE CONFIDENCE OF DEPOSITORS

      The massive withdrawal of deposits experienced by the Argentine financial system and the Bank during 2001 and the first half of 2002 were largely due to the lack of confidence of depositors in the Argentine government's ability to repay its debt (including its debt within the financial system) and to maintain peso-dollar parity in the context of its solvency crisis. The range of measures implemented by the Argentine government in the last quarter of 2001 and during the first half of 2002 further undermined the confidence of depositors and investors in the Argentine financial system and in all financial institutions. In addition, the measures taken by the government to protect the solvency of the banking system generated significant opposition among depositors frustrated by losses incurred on their savings.

      The recovery of the financial system and the Bank depends in part on the ability of Argentine financial institutions to regain the confidence of depositors. Although the financial system as a whole has seen a substantial recovery in deposits (mostly transactional deposits) in 2002 and 2003, we cannot assure you that this trend will continue or that the deposit base of the Argentine financial system, including the Bank's, will not be affected in the future by adverse economic, social and political events. Such volatility will have a direct impact on the manner in which financial institutions within the financial system, including the Bank, conduct their business and on their ability to operate as financial intermediaries.

RECENT ARGENTINE ECONOMIC POLICIES CREATE UNCERTAINTY AS TO THE FUTURE PROFILE AND ACTIVITIES OF THE BANKING SYSTEM

      As a result of the 2001 and 2002 crisis, the financial system practically ceased acting as an intermediary between savings and credit. The depth of the crisis and the effect of the crisis on depositors' confidence in the financial system create significant uncertainties as to the likelihood that the financial system will fully recover its ability to act as an intermediary between savings and credit in the short or medium term. Despite certain signs that loan origination has begun to resume, the period of time in which banking activity in Argentina will most likely be limited to providing a narrow range of commercial banking services remains uncertain.

      Even though deposits in the financial system and with the Bank resumed growth in mid-2002, most of these new deposits are either sight or very short-term time deposits. The increase in deposits, particularly longer term time deposits, would have to persist over time to allow financial institutions to rely on deposits as a source of funding capable of supporting an adequate level of financial intermediation activity. This would require the public to regain confidence in the Argentine financial system. At the same time, it would also require an increase in the public's demand for credit, which is in turn dependent on the removal of uncertainty regarding Argentina's economic future. We cannot assure you that these trends will materialize (or, if they do, that these developments will occur at the requisite pace) so as to allow financial intermediation activities to resume and attain the volume necessary to improve the income generation capacity of Argentine financial institutions, including the Bank.

      Under these circumstances, for an undetermined period of time, the scale of operations of Argentine-based financial institutions, including the Bank, their business volume, the amount of their assets and liabilities and their income generation capacity will be much lower than precrisis levels. We cannot assure you that this will change in the future.

DETERIORATION OF FINANCIAL INSTITUTIONS' ASSET QUALITY DUE TO THE ECONOMIC CRISIS MAY AFFECT THEIR FINANCIAL CONDITION AND THEIR INCOME GENERATION CAPACITY

      The capacity of Argentine public- and private-sector debtors to repay their loans, already impaired by the deep and persistent recession that began in the second half of 1998, deteriorated significantly in 2002 as a result of the economic crisis. The Bank established allowances for loan losses for significant amounts in 2002 to cover the risks inherent to its portfolio of loans to the private sector. In 2003, the quality of the Bank's loan portfolio improved from 2002 levels as a result of high GDP growth and a better overall economic environment. However, this improvement did not fully offset the deterioration caused by the crisis in the quality of the assets of financial institutions with a significant exposure to Argentine debtors. We cannot assure you that the current improvement of the quality of the financial system's private-sector loan portfolio will continue.

      In addition, currently, the financial system's assets, as well as those of the Bank, include a substantial exposure to debt instruments of the Argentine public sector. The Argentine public sector is currently in default on part of its foreign debt, including the Argentine Republic External Notes held by the Bank. Argentine public-sector solvency in the long run is today uncertain, given that its defaulted foreign debt has not yet been restructured and that an economic policy with long-term objectives has not yet been defined. Although the Argentine government is current on the Bonos del Gobierno Nacional due August 3, 2012, issued by the Republic of Argentina ("BODEN 2012") and promissory notes secured by tax collections known as prestamos garantizados ("secured loans") held by banks, we cannot assure you that the Argentine government will be able to service its internal and external debt over the medium and long terms. See Item 5. "Operating and Financial Review and Prospects -- Item 5A. Operating Results -- Consolidated Assets."

      Currently, to a large extent, the value of a large portion of the assets held by Argentine banks, as well as those banks' income generation capacity, is dependent on the Argentine public sector's repayment capacity, which is currently dependent on the Argentine government's ability to restructure its foreign debt and to establish an economic policy that is successful in promoting sustainable economic growth in the long run. See " -- Risk Factors Relating to Argentina -- Argentina's insolvency and failure to restructure its sovereign debt could prevent economic growth."

AN INCREASING NUMBER OF JUDGMENTS AGAINST FINANCIAL INSTITUTIONS, IN CONNECTION WITH THE CORRALON, MAY RESULT IN FURTHER DETERIORATION OF FINANCIAL INSTITUTIONS' DEPOSIT BASE AND LIQUIDITY, INCLUDING THOSE OF THE BANK

      As a consequence of measures adopted by the government in connection with the pesification of deposits originally denominated in dollars and the restructuring of bank deposits, since the beginning of 2002, individuals and legal entities have initiated a significant number of legal actions against financial institutions, including the Bank, on the basis that these measures violated constitutional and other rights. These actions ("amparo claims") resulted in a significant withdrawal of deposits from the financial system and the Bank. Amparo claims have also resulted in significant losses for financial institutions, including the Bank, because financial institutions have had to reimburse restructured deposits (mostly dollar-denominated deposits before pesification) at the market exchange rate rather than at the Ps. 1.40 per U.S. dollar exchange rate (plus the CER adjustment and interest accrued) at which deposits were pesified and booked. These losses have been deferred, but Argentine Central Bank Communique "A" 3916 established that the deferred asset must be amortized. In addition, the government has not provided compensation for these losses, no regulations have been issued regarding such compensation and the Supreme Court has not yet resolved the constitutionality of the pesification measures.

      Although restructured deposits have decreased significantly as depositors have exchanged restructured deposits for government bonds and although the peso has appreciated significantly in the recent months, we cannot assure you that an increasing number of judgments against financial institutions, including the Bank, will not be obtained, leading to additional erosion of the deposit base and imposing a further demand on the liquidity of financial institutions, including the Bank.

THE LACK OF COMPENSATION TO FINANCIAL INSTITUTIONS FOR CERTAIN LOSSES GENERATED BY THE GOVERNMENT'S ECONOMIC POLICY COULD BE DETRIMENTAL TO THEIR FINANCIAL CONDITION, INCLUDING THAT OF THE BANK

      Certain measures taken by the Argentine government to address the economic crisis in 2002 resulted in significant losses to the financial system. In response, the Argentine authorities have provided that financial institutions can seek compensation from the government for some but not all of those losses. In fact, to date, the government has not recognized claims brought by financial institutions for losses resulting from amparo claims or for the effects of asymmetric pesification on the balance sheet of nonbanking subsidiaries with activities complementary to those of the parent financial institution (such as the regional credit card companies in which the Bank holds a controlling interest). See Item 4. "Information on the Company -- Main Regulatory Changes in 2002 and 2003."

      With respect to the differences generated by the payments by the Bank pursuant to amparo claims, as of December 31, 2003, the Bank had recorded an intangible asset amounting to Ps. 487.0 million, net of the amortization mandated by the Argentine Central Bank, on account of its right to receive compensation for having had to make payments pursuant to judicial orders relating to the amparo claims for amounts higher than those provided for by the pesification decrees. The decision by the government to provide compensation is still pending.

      With respect to measures establishing the use of different indexes (the CER and the CVS) to adjust the principal of certain assets and liabilities of financial institutions ("asymmetric indexation"), on November 14, 2003, the Argentine government enacted Law No. 25,796, providing compensation for the negative effects on financial institutions' financial condition arising from these measures. Subsequently, through the issuance of different rules, including Resolution No. 302/04 of the Ministry of Economy, the Ministry of Economy and the Argentine Central Bank have administered Law No. 25,796, in a way that, in the Bank's opinion, is contrary to its provisions. On May 6, 2004, the Bank presented a letter to the executive branch, the Ministry of Economy and the Argentine Central Bank reiterating the claim for compensation that it had made on December 30, 2003. On May 18, 2004, the deadline for financial institutions to opt into the compensation regime established by the government, the Bank did not request to do so but rather restated its right to be compensated for the negative effects of asymmetric indexation, formally challenging Resolution No. 302/04 of the Ministry of Economy. Based on the provisions of Law No. 25,769, as of December 31, 2003, the Bank had recorded Ps.
102.7 million under "Other Receivables Resulting from Financial Intermediation" on account of its right to receive compensation from the government for asymmetric indexation.

      See Item 4. "Information on the Company -- Main Regulatory Changes in 2002 and 2003 -- Compensation to Financial Institutions -- For Asymmetric Indexation and for Differences Related to Amparo Claims" and Item 4. "Information on the Company -- Argentine Banking System and Regulation -- Argentine Banking Regulation -- Treatment of Losses in Connection with Amparo Claims."

      We cannot assure you that the government will provide compensation to financial institutions, such as the Bank, for any such potential losses. The failure of the government to compensate these potential losses would have a negative effect on our financial condition.

NEW LIMITATIONS TO CREDITORS' RIGHTS IN ARGENTINA AND TO THE ABILITY TO FORECLOSE ON CERTAIN GUARANTEES AND COLLATERAL MAY ADVERSELY IMPACT FINANCIAL INSTITUTIONS

      In 2002, the Argentine government passed various laws and regulations limiting the ability of creditors to foreclose on collateral and to exercise their rights pursuant to guarantees and similar instruments upon the occurrence of a default by a debtor under a financing agreement. Such limitations have restricted Argentine creditors, such as the Bank, from initiating collection actions or lawsuits to recover on defaulted loans. Even if these rules ceased to be applicable, we cannot assure you that the Argentine government will not pass new rules and regulations restricting the ability of creditors to enforce their rights pursuant to debt agreements, guarantees and similar instruments.

                        RISK FACTORS RELATING TO THE BANK

FOR THE FORESEEABLE FUTURE, THE BANK COULD HAVE LIMITATIONS ON ITS ABILITY TO MANAGE EFFECTIVELY ITS ASSETS AND LIABILITIES SO AS TO MINIMIZE RISKS RESULTING FROM MISMATCHES IN TERMS OF CURRENCIES, MATURITIES AND YIELDS

      In the course of implementing asymmetric pesification, the government modified the yields of the assets and the cost of the liabilities that were pesified. Fixed maximum and minimum interest rates were established for pesified assets and liabilities, respectively. In addition, the principal of those assets and liabilities was tied to either the CER or the CVS, and, in most cases, maturities were extended. The terms and conditions of peso-denominated assets with the public sector and certain peso-denominated deposits were also modified.

      The amendments and modifications of the Bank's assets and liabilities resulting from the government measures to address the economic crisis have created mismatches between its assets and liabilities in terms of currency, maturity and yield. Even though the Bank has been successful in the restructuring of its foreign debt and its debt with the Argentine Central Bank, for the foreseeable future, it will have limitations on its ability to manage effectively its assets and liabilities so as to minimize risks resulting from mismatches in terms of currencies and yields. See Item 5. "Operating and Financial Review and Prospects -- Item 5A. Operating Results -- Currency Composition of Our Balance Sheet" and Item 4. "Information on the Company -- Main Regulatory Changes in 2002 and 2003" in this annual report.

THE BANK'S NEW DEBT AGREEMENTS RESTRICT ITS ABILITY TO TAKE SOME ACTIONS

      The new loan agreements and indenture entered into by the Bank as part of its foreign debt restructuring, include a number of significant covenants that, among other things, will restrict the Bank's ability to:

      - pay dividends on stock or purchase its stock or the stock of its subsidiaries;

      -     make certain types of investments;

      - use the proceeds of the sale of certain assets or the issuance of debt or equity securities;

      -     engage in certain transactions with affiliates; and

      -     engage in nonfinancial business activities.

Some of these agreements also require the Bank to maintain specified financial ratios. A breach of any of these covenants or the Bank's inability to maintain the required ratios could result in a default in respect of the related indebtedness. In the event of a default, the relevant lenders could elect, among other options, to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable.

A MAJORITY OF THE BANK'S ASSETS ARE CONCENTRATED IN ARGENTINE PUBLIC-SECTOR DEBT INSTRUMENTS

      As of December 31, 2003, the Bank's exposure to the Argentine public sector, including the compensatory and hedge bonds (BODEN 2012 received or to be received by the Bank in accordance with applicable regulations as compensation for asymmetric pesification) amounted to Ps. 17,175.9 million, representing approximately 75.6% of total assets. See Item 5. "Operating and Financial Review and Prospects -- Item 5A. Operating Results -- Exposure to the Argentine Public Sector" and Item 4. "Information on the Company -- Main Regulatory Changes in 2002 and 2003 -- Compensation to Financial Institutions" in this annual report. Consequently, the value of the Bank's assets, its income and cash flow generation capacity and future financial condition are heavily dependent on the Argentine government's ability to comply with its payment obligations. In turn, the ability of the Argentine government to comply with its payment obligations is dependent on, among other things, the successful outcome of the restructuring of the Argentine government's foreign debt, the result of which remains uncertain, and its ability to establish an economic policy that is successful in promoting sustainable economic growth in the long run.

      In addition, although there is a trading market for the BODEN 2012, the Bank may be limited in its ability to dispose of many of its government assets.

THE BANK HAS RECORDED BODEN 2012 AND ITS RIGHTS TO RECEIVE OR ACQUIRE FUTURE BODEN 2012 AS ASSETS HAVING A VALUE EQUAL TO THE FACE AMOUNT OF THE BODEN 2012 RECEIVED OR TO BE RECEIVED AND ACQUIRED, WHICH DOES NOT REFLECT ITS ACTUAL MARKET VALUE

      Although, in accordance with Argentine Central Bank accounting rules, the Bank has recorded the BODEN 2012 already received and its right to acquire BODEN 2012 in the future as assets having a value equal to 100% of the face value of such BODEN 2012, the market value of these assets is significantly lower. The BODEN 2012 are unsecured debt obligations of the Argentine government, which is currently in payment default on a substantial portion of its indebtedness. As of June 25, 2004, the BODEN 2012 were not rated and were trading in the secondary market at a price of approximately US$66.90 for every US$100 of face value.

THERE IS A POSSIBILITY THAT THE BANK WILL RECEIVE LESS BODEN 2012 FROM THE ARGENTINE GOVERNMENT THAN IT BELIEVES IT IS ENTITLED TO RECEIVE

      As of December 31, 2003, the Bank had recorded Ps. 1,610.0 million on account of that part of the compensatory bond that was actually received from the Argentine Central Bank. In addition, in accordance with applicable rules, the Bank determined that it is entitled to receive Ps. 1,013.9 million of additional compensatory bond and Ps. 3,615.7 million of a hedge bond it is also entitled to acquire from the government with Argentine

Central Bank financing. The amount of compensatory and hedge bonds represented, as of December 31, 2003, 27.5% of the Bank's assets.

      The Argentine Central Bank is required to approve the Bank's claim for compensatory and hedge bonds prior to their full delivery to the Bank. In 2003, the Argentine Central Bank reviewed the Bank's application for both compensatory and hedge bonds, and the Bank has made adjustments to the carrying value of its receivables for bonds to be received.

      The actual amount of BODEN 2012 the Bank ultimately receives as compensation for the effects of asymmetric pesification and the actual amount of debt it ultimately incurs from the Argentine Central Bank to purchase the hedge bond remain subject to negotiation with the Argentine Central Bank. As a result, the amount of compensation the Bank ultimately receives and the related liabilities it incurs may differ from the amounts recorded on its balance sheet, and these differences could adversely affect our financial condition.

THE BODEN 2012 MAY BE SUBJECT TO SUBSEQUENT RENEGOTIATION

      The Argentine government is in the process of restructuring most of its foreign debt. We cannot assure you that this process will not ultimately result in a requirement or decision by the Argentine government to restructure the BODEN 2012 on terms less favorable than those currently in place.

FAILURE BY GALICIA URUGUAY TO REPAY DEPOSITS RESTRUCTURED IN 2002 IN ACCORDANCE WITH THEIR TERMS COULD ADVERSELY AFFECT THE CONFIDENCE OF OUR DEPOSITORS

      Galicia Uruguay completed the restructuring of its deposits during 2002. It expects to satisfy its obligations arising from the restructuring of its deposits with funds provided by payments in respect of its loan portfolio, repayment by the Bank of its debt with Galicia Uruguay and the BODEN 2012 pertaining to Galicia Uruguay on account of the pesification of some of its loans and recorded by the Bank in Argentina.

      In early January 2003 and in September 2003, Galicia Uruguay paid the first and second installments, respectively, contemplated in its deposit restructuring agreement, and in September 2003 and March 2004, Galicia Uruguay completed two offers to exchange restructured deposits for cash, new negotiable obligations it issued and BODEN 2012. As a result, the amount of Galicia Uruguay's indebtedness to its depositors has declined substantially. In addition, Galicia Uruguay has received authorization from the Central Bank of Uruguay to create a trust that will receive its assets, including the BODEN 2012 referred to above, to secure the repayment of its indebtedness to its depositors.

      The failure by Galicia Uruguay to honor its restructured liabilities on a timely basis would likely have a significant negative impact on the Bank's operations in Argentina, with a loss of reputation, customers and deposits, given that the two banks share their customer base to a large extent. In such an event, our financial condition and results of operations would likely be materially and adversely affected. See Item 4. "Information on the Company -- Business Overview -- Banco Galicia -- Galicia Capitalization and Liquidity Plan," Item 4. "Information on the Company -- Selected Statistical Information -- Composition of Deposits," and Item 5. "Operating and Financial Review and Prospects -- Item 5A. Operating Results -- Contractual Obligations."

THE BANK'S FUTURE BUSINESS ACTIVITIES MAY BE SUBSTANTIALLY DIFFERENT THAN THOSE UNDERTAKEN BY THE BANK HISTORICALLY

      As a result of the political and economic crisis in Argentina that began in late 2001 and the significant adverse effects that that crisis has had on the Bank and other financial institutions operating in Argentina, we cannot assure you that the Bank will be able to undertake the same type of business activities in the future or maintain the same level of market activity that it enjoyed in periods prior to December 2001. Therefore, the Bank's future business activities, as well as the levels of those business activities, and the Bank's market share may differ substantially from its business and levels at December 31, 2001, or in precrisis periods.

IT MAY BE DIFFICULT FOR THE BANK TO IMPLEMENT ITS BUSINESS STRATEGY SUCCESSFULLY

      The current economic situation in Argentina makes it difficult to predict whether the Bank will be able to implement successfully its business strategy, including increasing fee income and loan origination so as to generate sufficient revenue to cover expenses. See Item 4. "Information on the Company -- Business Overview -- Banco Galicia -- Banco Galicia's Strategy." Demand for fee-related products and services as well as credit demand is increasing in Argentina, together with the improved situation of the economy, but the economy as a whole and the relevant markets have not stabilized enough to be certain that demand will continue to grow. Therefore, we cannot assure you that the Bank's business strategy will in fact be successful or that continuing or new events in Argentina will not adversely affect the Argentine economy so as to call into question the Bank's ability to implement its business strategy successfully and to regain full financial stability.

ITEM 4. INFORMATION ON THE COMPANY

ORGANIZATION

      We were incorporated on September 14, 1999, as a stock corporation (sociedad anonima) under the laws of Argentina. Our domicile is in Buenos Aires, Argentina. Under our bylaws, our corporate duration is until June 30, 2100. Our duration can be extended by resolution taken at a general extraordinary shareholders' meeting. Our principal executive offices are located at Teniente General Juan D. Peron 456, Second Floor, (1038) Buenos Aires, Argentina. Our telephone number is (54-11) 4343-7528.

      Our agent for service of process in the United States is C T Corporation System, presently located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.

ORGANIZATIONAL STRUCTURE

      The following chart illustrates our organizational structure as of December 31, 2003. Percentages indicate the ownership interests held. All of the companies shown in the chart are incorporated in Argentina, except for:

-     Banco Galicia Uruguay S.A., incorporated in Uruguay;

- Galicia Pension Fund Ltd. and Banco de Galicia (Cayman) Ltd. ("Galicia Cayman"), incorporated in the Cayman Islands and currently in provisional liquidation;

-     Net Investment BV (Netherlands), incorporated in the Netherlands; and

-     Tradecom Holanda, incorporated in the Netherlands.

      Since February 13, 2002, Galicia Uruguay's activities have been suspended. See " -- Business Overview -- Banco Galicia -- Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd."

[ORGANIZATIONAL STRUCTURE CHART DEPICTING OUR SUBSIDIARIES:

Galicia Warrants S.A.
Sudamericana Holding S.A.
Net Investment S.A.
Banco de Galicia y Buenos Aires S.A.
Banco Galicia Uruguay S.A.
Banco de Galicia (Cayman) Ltd. (In Provisional Liquidation)
Galicia Pension Fund Ltd.
Galicia Administradora de Fondos S.A.
Tarjetas Regionales S.A.
Tarjeta Naranja S.A.
Tarjetas Cuyanas S.A.
Tarjetas del Mar S.A.
Galicia Vida Compania de Seguros S.A.
Galicia Retiro Compania de Seguros S.A.
Instituto de Salta Compania de Seguros de Vida S.A.
Medigap Salud S.A.
Sudamericana Asesores de Seguros S.A.
Galicia Patrimoniales Compania de Seguros S.A.
Duenovende S.A. (In Liquidation)
B2 Agro S.A.
Net Investment BV (Netherlands)
Tradecom International (Netherlands)
Tradecom Argentina S.A.
Galicia Capital Markets S.A.
Galicia Valores S.A. Sociedad de Bolsa
Galicia Factoring y Leasing S.A.
Agro Galicia S.A.
Banelco S.A.
Galicia Immobiliaria S.A.
Privatized Companies(1)
Other Subsidiaries(2)]

1) Aguas Provinciales de Santa Fe S.A. 12.5%; Inversora Diamante S.A. 12.5%; Electrigal S.A. 12.5%; Inversora Nihuiles S.A. 12.4991%; Correo Argentino S.A. 11.77%; Aguas Cordobesas S.A. 10.833%; Aguas Argentinas S.A. 8.26%; A.E.C. S.A. 6.965%, Caminos de las Sierras S.A. 2.4835%.

2) Coelsa 13.682%; Alfer S.A. 9.8024%; Corporacion Financiera S.A. 9.09%; Interbanking S.A. 8.33%; Seguros de Depositos S.A. ("Sedesa") 7.2296%; Finanban S.A. 6.67%; Ocye S.A. 6.0%; Argencontrol S.A. 5.766%; Visa 5.0%; Mercado Abierto Electronico S.A. 1.4851%; AIG-GE Capital Latin American Infrastructure Fund LP 1.396214%; Banco Latinoamericano de Exportaciones S.A. 0.22%; S.W.I.F.T. S.C. 0.02%.

      When we refer to our business or when we use the terms "Grupo Galicia" or the "Group," we mean the businesses of Grupo Galicia, the holding company, Galicia Warrants S.A., Sudamericana Holding S.A. and its subsidiaries, Net Investments S.A. and its subsidiaries, and Banco Galicia consolidated with Galicia Uruguay and its subsidiaries, Tarjetas Regionales S.A. and its subsidiaries, and the following consolidated subsidiaries: Galicia Valores S.A., Sociedad de Bolsa, Galicia Capital Markets S.A. and its subsidiaries, Galicia Factoring y Leasing S.A. and AgroGalicia S.A. (collectively, the "Bank" or "Banco Galicia").

HISTORY

      We were formed as a financial services holding company to hold all of the shares of capital stock of Banco Galicia held by members of the Escasany, Ayerza and Braun families. We were formed with an initial nominal capital of 24,000 common shares, 12,516 of which were designated class A shares and 11,484 of which were designated as class B shares. Following the formation of Grupo Galicia, the holding companies which held the shares in Banco Galicia on behalf of the Escasany, Ayerza and Braun families were merged into Grupo Galicia. Following the merger, we held 46.34% of the outstanding shares of Banco Galicia. Simultaneously with the merger, we increased our capital from 24,000 to 543,000,000 common shares, 281,221,650 of which were designated as class A shares and 261,778,350 of which were designated as class B shares. Following this capital increase, all of our class A shares were held by EBA Holding S.A., an Argentine corporation that is 100% owned by our controlling shareholders, and our class B shares were held directly by our controlling shareholders in an amount equal to their ownership interests in the holding companies that were merged into Grupo Galicia.

      On May 16, 2000, we held an extraordinary shareholders' meeting during which the shareholders unanimously approved a capital increase of up to Ps. 628,704,540 and approved the public offering and listings of our class B shares. All of the new common shares were designated as class B shares, with a par value of Ps. 1.00. During this extraordinary shareholders' meeting, all of our existing shareholders waived their preemptive rights in order to establish the basis for the exchange offer of our shares for Banco Galicia shares. At the same shareholders' meeting, the shareholders determined that the exchange ratio for the exchange offer would be one class B share of Banco Galicia for 2.5 of our class B shares and one ADS of Banco Galicia for one of our ADSs. We completed the exchange offer in July 2000 with a capital increase of Ps. 549,407,017. At the completion of the exchange offer, our only significant asset was our 93.23% interest in Banco Galicia. By the end of 2003, our interest was 93.59% as a result of open-market purchases.

      We are a holding company whose corporate purpose is exclusively related to financial services and investment. Under our bylaws, we may not carry out transactions described in the Financial Entities Law (Ley de Entidades Financieras). Therefore, it is not our intention to compete with Banco Galicia. Rather, we seek to broaden and complement Banco Galicia's operations and businesses through holdings in companies and undertakings whose objectives are related to financial activities. Consequently, we operate in financial and related activities that Banco Galicia cannot carry out or in which it can only participate in a limited way or in those activities that would not be profitable for the Bank due to current regulations.

      In September 2000, we acquired 87.5% of the capital stock and voting rights of Net Investment S.A., a company in which Banco Galicia holds the remaining 12.5% interest.

      In December 2000, we acquired 37.5% Sudamericana Holding S.A., while Banco Galicia purchased 12.5%.

      In August 2001, we acquired 87.5% of the capital stock and voting rights of Galicia Warrants S.A., a company in which Banco Galicia holds the remaining 12.5% interest.

      In September 2001, we made a new investment in the insurance business by acquiring from Hartford Life International Ltd. (U.S.A.) and Hartford Life Ltd. (Bermuda) 50% of the capital stock and voting rights of Sudamericana Holding S.A. As a result of this transaction, we increased our interest in that company to 87.5%, while the remaining 12.5% continues to belong to Banco Galicia.

CAPITAL INVESTMENTS AND DIVESTITURES

GRUPO GALICIA

      During 2003, our only capital contribution was to Net Investment S.A. for Ps. 3.6 million. During 2002, we made capital contributions in the amount of Ps.
4.20 million to Net Investment. During 2001, Grupo Galicia made the following capital investments:

            - invested Ps. 5.4 million in aggregate in Banco Galicia through open-market purchases of the Bank's common shares;

            -     made capital contributions of Ps. 5 million in Net Investment;

            - contributed Ps. 0.6 million to BtoB Comercial S.A. and, along with Banco Galicia, assigned along our interests in BtoB Comercial to Net Investment so that the business could be carried out by Tradecom International N.V., in which Net Investment has a minority stake;

            - invested Ps. 21.04 million in the insurance business by acquiring from Hartford Life International Ltd. (U.S.A.) and Hartford Life Ltd. (Bermuda) 50% of the capital stock and voting rights of Sudamericana Holding S.A., raising our stake to 87.50% (the remaining 12.50% was held by Banco Galicia).

            For 2004, we have budgeted investments amounting to Ps. 0.8 million to be applied to Net Investment.

BANCO GALICIA

      During 2003, the Bank's capital expenditures amounted to Ps. 21.2 million, distributed as follows:

      -     Ps. 2.6 million in fixed assets;

      -     Ps. 10.3 million in construction in progress; and

      -     Ps. 8.3 million in intangible assets.

      During 2003 the Bank did not make any significant investments or divestitures. The Bank has budgeted capital expenditures for the fiscal year ended December 31, 2004, for the following purposes and amounts:

Construction of the Banco Galicia tower          Ps. 48.0 million
Hardware, software and system maintenance            29.5 million
Other                                                 5.5 million
                                                 ----------------
Total                                            Ps. 83.0 million

      Banco Galicia expects to finance its capital expenditures from the cash flow derived from operations.

      During 2002, the Bank's capital expenditures totaled Ps. 56.2 million, distributed as follows:

      -     Ps. 12.9 million in fixed assets;

      -     Ps. 23.6 million in construction in progress; and

      -     Ps. 19.7 million in intangible assets.

      During 2002 the Bank did not make any significant investments or divestitures.

      During 2001, the Bank's capital expenditures totaled Ps. 226.9 million, distributed as follows:

      -     Ps. 79.1 million in fixed assets;

      -     Ps. 38.1 million in construction in progress; and

      -     Ps. 109.7 million in intangible assets.

      On October 15, 2001, the Bank acquired the assets and liabilities of the retail division of ABN Amro Bank Argentina, principally deposits, mortgage loans, credit cards and insurance policies. The Bank paid US$46 million, of which US$42 million was paid in cash and the remaining US$4 million through an agreement to distribute ABN Amro's financial products. Banco Galicia acquired 22 branches and 270 employees in this transaction.

      On March 21, 2001, the Bank's board of directors decided to sell the Bank's equity interest in Banco Barclays e Galicia S.A. (10,449,541 shares equivalent to a 22.71% interest) under the terms of a public tender offer, which was conducted in Brazil by Barclays Bank plc, to purchase all of the shares of Banco Barclays e Galicia. The price set by Barclays Bank plc was R$
5.77 (5.77 Brazilian reais) (equivalent to Ps. 2.67 per share at the March 19, 2001, exchange rate of R$ 2.165 per peso and equivalent to Ps. 5.88 per share in constant pesos of February 28, 2003). The acquisition price was adjusted for Brazilian inflation (as measured by the Monetary Correction Rate index) between that date and the settlement date (August 2001). As of December 31, 2000, the book value of the Bank's interest in Banco Barclays e Galicia S.A. had been Ps.
78.9 million.

OUR STRATEGY

      Our main objective is to be one of Argentina's leading comprehensive financial services companies while continuing to strengthen Banco Galicia's position as one of Argentina's leading banks. Our holding company structure enhances the Bank's ability to compete more effectively and to enter into new finance-related businesses (that are restricted to banks by the applicable regulatory framework), and to profit from the trends in the financial industry worldwide. We can summarize our strategy in six main points:

      - Establish a platform to enhance value for our shareholders and customers: By facilitating the creation of autonomous businesses, we will be able to leverage the experience and knowledge of the market of our various companies in a more targeted and efficient manner. Furthermore, this platform will provide us with greater flexibility to react to market trends and to respond rapidly to client needs with respect to new products, markets and distribution channels.

      - Take advantage of maximum flexibility to enter into potential strategic alliances: By organizing certain of our business lines into separate subsidiaries, we will optimize the potential for strategic alliances in our businesses. This will provide additional flexibility to develop new businesses in the most effective manner.

      - Obtain appropriate levels of participation in certain high-growth businesses and take advantage of the potential cross-selling opportunities: The Argentine Central Bank limits the ability of financial institutions to make investments in subsidiaries that develop activities that are considered "noncomplementary" to banking activity. We believe that some of these businesses have future growth potential in Argentina. Unlike Banco Galicia, we have no limits on our investments in noncomplementary businesses such as insurance. Moreover, we have established controlling interests in some of these businesses to leverage Banco Galicia's and other companies' customer bases into cross-selling opportunities.

      - Establish a corporate structure by business units: We intend to create an appropriate corporate structure aligned to the evolution of our several business sectors. We expect that this will allow a more accurate assessment of sources of income and cost control, facilitate benchmarking of those businesses against other similar ones and therefore facilitate our commercial effectiveness and efficiency in the use of resources.

      - Optimize the capital structure of our subsidiaries: With a structure of separate subsidiaries, we can allocate capital more effectively by designing optimal capital structures for our subsidiaries, thereby reducing their cost of capital and investment and further expanding their growth.

      - Adapt the business to current economic conditions: Since January 1, 2002, economic, financial and business conditions have radically changed in Argentina. We are making our best efforts to finance the companies we control with their own respective cash flows and to minimize the need for any cash contributions. In addition, we have suspended the payment of any cash dividends in order to preserve an appropriate level of liquidity in order to fund our own expenses and existing projects.

BUSINESS OVERVIEW

BANCO GALICIA

      Overview

      In 2001 and 2002, the Bank operated in an economy that was experiencing significant economic difficulties including, among other things, several runs on the financial system's deposits and the deepening of a prolonged recession. The Argentine economic and financial crisis was aggravated by significant political instability and in 2002 by a radical change in the regulatory framework for doing business in Argentina, both generally and for the financial system in particular. In addition, in 2002, the peso was devalued approximately 70.0%, the financial condition of the public and the private sectors (including businesses as well as individuals) deteriorated and inflation rose.

      In 2003, the Bank's financial condition improved along with the overall economic situation in Argentina, and the macroeconomic environment stabilized. In addition, new government regulations were implemented, principally to deal with some of the impacts of the crisis on financial institutions, as more fully described in this annual report. Nevertheless, the improvements in the overall economic environment were not sufficient for large financial institutions such as the Bank to overcome all of the effects of the crisis on their financial condition. As a result, the Bank suffered a Ps. 199.0 million net loss in 2003, which was nonetheless substantially lower than the Ps. 1,184.9 million net loss for 2002. As of December 31, 2003, the Bank's shareholders' equity was Ps. 1,352.8 million, its consolidated assets amounted to Ps. 22,707.8 million, its consolidated net loans were Ps. 10,934.8 million and its consolidated deposits amounted to Ps. 5,595.1 million.

      In May 2002, the Bank implemented the Galicia Capitalization and Liquidity Plan, which the Bank designed to address the liquidity shortage caused by the deposit run, the unavailability of other sources of funds and other negative impacts of the Argentine crisis on it. To date, the Bank has successfully implemented the measures contemplated by the Bank's capitalization and liquidity plan as described under " -- Galicia Capitalization and Liquidity Plan."

      Following the implementation of its capitalization and liquidity plan, the Bank has seen its deposits in Argentina increase. Based on daily information published by the Argentine Central Bank, as of December 31, 2003, the Bank's estimated deposit market share of "voluntary" deposits in Argentina (i.e., deposits in current and savings accounts and voluntary time deposits) was 4.75% compared to 4.34% as of December 31, 2002.

      The Bank is principally engaged in commercial banking and provides a wide variety of banking products and services to large corporations, medium- and small-sized companies and individuals. Depending on the type of customer, these services include personal and corporate loans, deposit-taking, credit and debit cards, residential mortgage loans, fiduciary and custodial services and electronic banking. The Bank is also involved in other finance-related businesses, such as investment banking, insurance distribution and asset management. During 2003, the Bank's lending activity was limited, but currently the Bank is increasingly originating new loans to individuals as well as to the commercial sector.

      The Bank provides services through one of the most extensive and diversified distribution platforms of all private-sector banks in Argentina, with 226 full-service branches, 555 automated teller machines ("ATMs") and 524 self-service terminals as of December 31, 2003, along with other electronic banking facilities such as phone banking and e-banking. As of December 31, 2003, our branch network covered all of the Argentine provinces, except for Tierra del Fuego, and all the main cities of Argentina.

      Banco Galicia's Strategy

      In light of the effects that the 2001 - 2002 Argentine crisis had had on its financial condition and given that the crisis significantly impaired the financial system's ability to act as an intermediary between the public's savings and the supply of credit, the Bank directed its efforts in 2002 toward:

         - implementing its capitalization and liquidity plan in order to restore the Bank's liquidity and solvency (explained in more detail below);

         - dealing with its portfolio of nonperforming loans, which had increased significantly as a result of the crisis, including ensuring adequate provisions for loan losses;

         - focusing more than in the past on the generation of fee income from a variety of transactional financial services;

         -  improving the efficiency of its operations through cost reductions;

         -  regaining deposit market share; and

         - maintaining a high liquidity ratio after the immediate increase achieved through the capitalization and liquidity plan.

      Facing a better overall Argentine economic and business environment in 2003, in order to generate revenue, the Bank:

         - continued to concentrate on the provision of transactional financial services, supported by a more aggressive marketing strategy;

         - resumed certain credit activities of a short-term nature, mainly through advances on current accounts, credit-card financing and the purchase of checks;

         - concentrated on advancing the restructuring of its commercial loan portfolio;

         -  remained committed to strict cost controls;

         -  continued to increase its deposit market share; and

         -  maintained a high liquidity ratio.

      In 2003, with respect to its capitalization and liquidity plan, the Bank continued the process of restructuring its foreign debt, mainly by focusing on renegotiation of the foreign debt of its head office in Argentina and its Cayman branch. This renegotiation was successfully concluded on May 18, 2004, marking the last of the measures set out in the Bank's capitalization and liquidity plan. In addition, in 2003, the Bank focused on restructuring its debt with the Argentine Central Bank into a long-term liability. This restructuring was successfully concluded on February 3, 2004. As a result of these developments, the Bank increased its capitalization to a level that management believes will assure capital availability for an extended period. See " -- Restructuring of the Foreign Debt of the Bank's Head Office in Argentina and its Cayman Branch" and " -- Capitalization."

            In the restructuring of its liabilities, the Bank sought to create a new debt profile consistent with the expected cash flow of its assets and to prevent servicing of the restructured debt from affecting the growth prospects of its business. Based on this objective as well as several competitive strengths that were unaffected by the crisis, the Bank's current strategy is to:

         -  reposition the Bank as the leading Argentine bank;

         - exploit fully the strengths represented by the Bank's extensive distribution platform and significant market penetration;

         - continue to increase its deposit market share in order to recover its historical market share of approximately 10% over the next few years;

         - increase significantly its peso-denominated lending in order to increase its financial income and reduce its asset and liability mismatches;

         - maintain and develop further the Bank's leadership in transactional and electronic banking products;

         - rebuild relationships with corporates and consolidate leadership in the agribusiness and middle-market sectors;

            -  maintain cost efficiency and expense control; and

            -  maintain an adequate capital base.

      On a consolidated basis, including its regional credit card companies, the Bank has a large base of approximately 2.3 million customers. The Bank's competitive capacity remains intact and is based on the following strengths:

            -  its significant share of the financial system's deposits;

            - its ability to retain customers (neither the streamlining of the Bank's distribution network in 2002 nor the deposit runs experienced during the crisis resulted in a significant loss of customers);

            - its extensive and diversified distribution platforms within the Argentine financial system;

            - its leading position as a provider of transactional and electronic banking services, which are, and are expected to continue to be over the medium term, the core of financial activity in the Argentine financial system

            - its wide product offerings, which are constantly adapted to the new economic environment and which include technology-based services;

            -  its brand image;

            - its asset and liability structure: the Bank has a lower level of currency mismatches and less exposure to amparo claims and judgments than most of its competitors;

            - its considerable fee income, which provides the highest coverage of expenses and the lowest breakeven spread among its competition; and

            - its level of capitalization (after completion of its foreign debt restructuring, the Bank is one of the most highly capitalized banks in the Argentine financial system).

      Galicia Capitalization and Liquidity Plan

      On March 21, 2002, the Bank submitted a capitalization and liquidity plan to the Argentine Central Bank in order to restore its liquidity and solvency, which plan was supplemented on March 22, 2002, and April 11, 2002. The main objectives of the plan were (1) the immediate restoration of the Bank's liquidity through raising cash in amounts sufficient to allow the Bank to reimburse a significant portion of its demand deposits without having to rely on financial assistance from the Argentine Central Bank; (2) an increase in the Bank's capitalization in the context of the restructuring of its foreign debt;
(3) the orderly winding down of the Bank's operating units abroad; and (4) streamlining of the Bank's operations and a reduction in its administrative expenses in order to adapt to levels of financial activity significantly lower than those experienced in the precrisis period. The board of directors of the Argentine Central Bank approved the plan on May 3, 2002.

      As of the date of this annual report, the Bank had accomplished all of the steps laid out in its capitalization and liquidity plan.

      After the initial increase in the Bank's liquidity in May 2002, immediately after the launch of the Galicia capitalization and liquidity plan, the Bank continued to rebuild its liquidity position without requiring further financial assistance from the Argentine Central Bank. The initial increase in the Bank's liquidity was achieved through the securitization or sale of mortgage and commercial loan portfolios in exchange for cash and through loans from Sedesa (the entity that manages Argentina's deposit insurance fund) and the Fiduciary Fund for the Assistance of Financial Institutions and Insurance Companies (FFAEFyS). As of December 31, 2003, the Bank's liquid assets, on an unconsolidated basis, considering only those of the Argentine operation, amounted to 60.37% of its transactional deposits (deposits in current and savings accounts) and 26.73% of its total deposits. Liquid assets include cash, the balance of the Bank's current account at the Argentine Central Bank, the balance of special escrow accounts held by the Bank at the Argentine Central Bank in favor of clearinghouses, holdings of Lebac (short-term Argentine Central Bank notes) and short-term placements in correspondent banks.

         As part of the capitalization and liquidity plan, the Bank streamlined its operational structure and reduced its administrative expenses in order to adapt to the new economic and regulatory context that resulted from the crisis in 2002. Its strict cost-control policy has continued. See Item 5. "Operating and Financial Review and Prospects--Item 5A. Operating Results--Results of Operations of Grupo Galicia for the Fiscal Years Ending December 31, 2003, December 31, 2002 and December 31, 2001."

         In accordance with its capitalization and liquidity plan, the Bank restructured the liabilities of its New York branch, which then totaled US$327.8 million, in 2002. This step was necessary to ensure the orderly winding down of the affairs of the New York branch, which was closed on January 30, 2003. As of the date of this annual report, US$115.8 million in aggregate principal amount of two negotiable obligations issued by the Bank's head office in Argentina to restructure the New York Branch debt remain outstanding.

         Similarly, during 2002, the Bank restructured deposits at Galicia Uruguay. See "--Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd.--Galicia Uruguay."

         In addition, in accordance with the capitalization and liquidity plan, the Bank's representative offices in Sao Paulo and London, as well as the Bank's securities business incorporated in the United Kingdom, Galicia y Buenos Aires Securities (UK) Ltd., were closed on September 30, 2002.

         The sections below summarize the progress made by the Bank during 2003 and 2004 toward completing implementation of the capitalization and liquidity plan's measures, including restructuring the foreign debt of the Bank's head office in Argentina and its Cayman branch, the increase in the Bank's capitalization tied to the foreign debt restructuring and other developments regarding the Bank's subsidiary in Uruguay.

         Restructuring of the Foreign Debt of the Bank's Head Office in Argentina and its Cayman Branch

         Overview

         On June 12, 2002, the Bank announced that it would not pay any principal or interest on its foreign debt effective as of May 1, 2002, and announced its intention to restructure all of the foreign debt of the Bank's head office in Argentina and its Cayman branch within the framework of the capitalization and liquidity plan. In this connection, the Bank hired an international investment bank as an adviser in the restructuring process, and negotiations to restructure the foreign debt began in June 2002. On November 25, 2003, the Bank announced that it had reached a nonbinding agreement in principle with the members of an ad hoc steering committee representing the Bank's principal bank and multilateral agency creditors regarding terms for the proposed restructuring. We refer to these bank and multilateral agency creditors as "bank creditors" below.

         In December 2003, the Bank announced the restructuring terms to its bank creditors and bondholders. The Bank offered its bank creditors and bondholders instruments with substantially similar economic terms. The instruments delivered to the bondholders, however, were issued under an indenture, and the instruments issued to the bank creditors were issued under various loan facilities that contain additional covenants not included in the indenture.

         On May 18, 2004, the Bank successfully closed the restructuring of US$1,320.9 million of the foreign debt of its head office in Argentina and its Cayman Branch. This amount represented 98.2% of the foreign debt eligible for restructuring.

         Approval of the Bank's Foreign Debt Restructuring and Argentine Central Bank Debt Restructuring

         In accordance with Argentine Central Bank Communique "A" 3940, in order for a bank to be eligible to restructure the financial assistance for liquidity support it received from the Argentine Central Bank into long-term debt under the terms established by Decree No. 739/03 and No. 1262/03, the Argentine Central Bank had to approve the terms and conditions of the bank's foreign debt restructuring proposal before December 5, 2003.

         On November 28, 2003, the Financial System's Restructuring Unit (Unidad de Reestructuracion del Sistema Financiero), the regulatory body responsible for restructuring the Argentine financial system after the 2001-2002 crisis, informed the Bank that it had authorized the Argentine Central Bank to extend the maturity of the Bank's debt with the Argentine Central Bank for liquidity support by up to 120 monthly installments in accordance with the repayment schedule presented by the Bank to the Argentine Central Bank and in accordance with the provisions of Decree No. 1262/03. For a description of the restructuring of the financial assistance granted by the Argentine Central Bank to the Bank for liquidity support, see Item 5. "Operating and Financial Review and Prospects--Item 5A. Operating Results--Funding."

         On December 3, 2003, the Argentine Central Bank informed the Bank that its board of directors had approved the terms and conditions of the proposed restructuring of the foreign debt of the Bank's head office and the Bank's Cayman branch.

         On February 3, 2004, the Argentine Central Bank informed the Bank that it had approved the Bank's request to adhere to the regime (established by Decree No. 739/03 and modified by Decree No. 1262/03) for the repayment of the debt for liquidity support owed to the Argentine Central Bank, as well as the amortization schedule for that debt proposed by the Bank. The schedule was based on the minimum amortization set up by the applicable rules and on the proceeds of the assets eligible as collateral for such debt pursuant to these rules. Therefore, the schedule contemplates repayment of the restructured debt in 92 monthly installments beginning in March 2004.

         By Resolution No. 152/04, dated May 14, 2004, the Argentine Central Bank approved the economic terms of the restructuring of the foreign debt of the Bank's head office in Argentina and its Cayman branch.

         Terms of the Foreign Debt Restructuring

         In the Bank's foreign debt restructuring, the Bank offered its bondholders and bank creditors the ability to exchange their existing debt for units comprised of a new long-term debt instrument maturing in 2014 and a new subordinated debt instrument maturing in 2019 in a par-for-par first step exchange offer. The bondholders and bank creditors were then given the option to participate in a second step to the exchange, in which they could receive for their units:

         -        cash (at a discount) (the "cash offer");

         -        BODEN 2012 (at a discount) (the "BODEN offer");

         -        new long-term debt instruments (at par); or

         - new medium-term debt instruments (at par) and up to 149 million preferred shares of our preferred shares (or, instead of such shares, cash, if any, paid to us by existing shareholders electing to subscribe for our preferred shares in a preemptive rights offering) (the "equity participation option").

         In addition, creditors that agreed to sign firm commitments to the Bank for new trade facilities in an aggregate principal amount up to US$35 million were permitted to elect to receive new medium-term debt instruments maturing in 2010 (at par) (the "new money option").

         Each of the optional second-step offers was subject to proration.

         By offering the units, which contained a subordinated component, in the par-for-par first step exchange offer, the Bank's main objective was to generate complementary regulatory capital for an extended period. The second step was intended to satisfy creditors' varying investment preferences.

         To make the Bank's foreign debt restructuring possible:

            - We approved a capital increase through the issuance of up to 149 million preferred shares, each of them mandatorily convertible into one of our class B shares on May 13, 2005, the first anniversary date of issuance (or, if earlier, on the occurrence of a change of control of Grupo Galicia). As a result of the exercises made by the existing shareholders in our preemptive rights offering, creditors opting for the equity participation offer received 87.8 million preferred shares and US$30 million in cash and we received approximately US$100 million of subordinated bonds in exchange for those shares and cash. We issued the 149 million preferred shares on May 13, 2004.

            - Our controlling shareholders assigned part of their preemptive and accretion rights to a trust established for the benefit of the Bank's creditors.

            - We entered into a registration rights agreement for the benefit of the holders of our preferred shares in the United States in which we agreed to (1) file a shelf registration statement with the U.S. Securities and Exchange Commission covering the resale of those restricted preferred shares within 270 days of the expiration date of the exchange offer;
                  (2) use our reasonable best efforts to cause the shelf registration statement to become effective within 360 days of the offer's expiration date; and (3) use our reasonable best efforts to keep the shelf registration statement effective from on or before June 1, 2005, until the date on which all of the restricted preferred shares have been sold under the shelf registration statement or September 1, 2005, whichever comes first.

            - We entered into an agreement with the Bank's bank creditors in which we agreed to maintain certain corporate governance standards and to provide them with certain financial information and reports on a quarterly and annual basis.

         In addition, in accordance with the terms of the Bank's foreign debt restructuring, the Bank made a US$15.5 million cash payment for interest accrued until April 30, 2002, and applied US$42.4 million not used in the cash offer to prepay at par (plus capitalized interest) long-term instruments to be delivered to creditors participating in the restructuring.

         Based on the final amounts validly tendered, on May 18, 2004, the Bank:

            - paid US$13.6 million to creditors participating in the cash offer;

            - transferred US$36.9 million of nominal value of BODEN 2012 to creditors participating in the BODEN offer; and

            -     issued the following new debt instruments:

                          - US$648.5 million of long-term dollar-denominated debt instruments, of which US$464.8 million were dollar-denominated negotiable obligations due 2014 issued under the indenture.

                          -     US$399.8 million of medium-term
                                dollar-denominated debt instruments, of which US$352.8 million were dollar-denominated negotiable obligations due 2010 issued under the indenture.

                          -     US$230.0 million of subordinated
                                dollar-denominated debt instruments, of which US$218.2 million were dollar-denominated negotiable obligations due 2019 issued under the indenture.

         The Bank also restructured trade debt for a principal amount of US$25.3 million in exchange for US$26.6 million of new trade debt to be repaid in 12 equal, consecutive monthly installments beginning in June 2004.

         In addition, the Bank entered into a new trade facility agreement for US$35 million with creditors participating in the new money option.

         The following table shows certain information on the Bank's debt restructuring:

PRINCIPAL AMOUNT OF:                                                                      IN MILLIONS
a) Old debt to be restructured as of December 31, 2003.............................    U.S.$ 1,349.6

b) Old debt to be restructured as of April 27, 2004 (1)............................          1,344.7 (2)

c) Old debt participating in the restructuring as of April 27, 2004 (1)............          1,320.9

d) New debt, including past due interest capitalized (3) (4).......................          1,399.6

e) New debt issued (4) (5).........................................................          1,278.3

f) Old debt not restructured as of May 18, 2004 (6)................................             22.9 (7)

(1)  Expiration date of the exchange offer.

(2) The decrease in the principal amount of debt to be restructured as compared to December 31, 2003, resulted from the fact that, in accordance with Argentine law, borrowers that were also holders of certain of the Bank's debt instruments under restructuring used such holdings to repay past-due loans granted to them by the Bank.

(3) Interest past due between May 1, 2002, and December 31, 2003, was capitalized at 4.75% per annum, except for trade debt for a principal amount of US$25.3 million for which interest was capitalized at Libor plus 1%. Interest past due until April 30, 2002, was paid in cash.

(4)  Excludes trade debt.

(5) After having applied US$42.4 million not used in the cash offer to prepay long-term debt instruments included in (d).

(6)  Settlement date of the exchange offer.

(7) Between the expiration date and the settlement date, the amount of debt not restructured decreased by US$0.9 million as a result of the repayment by borrowers that were also holders of debt subject to restructuring of past-due loans made to them by the Bank by using their holdings of such debt and, to a lesser extent, as a result of the renegotiation of debt not restructured under the terms of the restructuring.

         Capitalization

         The Bank's capitalization and liquidity plan considered the Bank's capitalization as an integral part of the restructuring of its foreign debt. Accordingly, as part of that plan, the Bank proposed to the Argentine Central Bank a capitalization increase of up to US$300 million.

         The Bank's shareholders' meeting held on September 30, 2003, approved the establishment of a global debt program under Argentine law for the issuance of the Bank's new debt, in order to consummate the Bank's foreign debt restructuring through the public offering of securities issued pursuant to such program, which securities were not to be convertible into shares of the Bank. In addition, the Bank's shareholders resolved that securities issued under the global debt program could be subordinated in order to be computed as capital solely for Argentine Central Bank regulatory purposes and not as capital stock.

         As a result of the restructuring of the foreign debt of the Bank's head office in Argentina and its Cayman branch, the Bank increased its capitalization by US$278.9 million. Specifically, this capital increase resulted from:

               - the exchange of debt subject to restructuring for cash and BODEN 2012 at a discount and the capitalization of interest at a rate lower than the contractual rate recorded in the Bank's books, which generated in aggregate a US$48.9 million increase in shareholders' equity; and

               - the issuance of US$230.0 million of subordinated debt computable as supplemental capital in accordance with the Argentine Central Bank's capital adequacy rules.

         As a result of the earlier restructuring of the debt of the Bank's New York branch in 2002, the Bank had increased its capitalization by US$42.6 million by exchanging the old debt for new debt or cash at a discount.

         Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd.

         Galicia Uruguay

         As of December 31, 2003, Galicia Uruguay was intervened and its activities were suspended. The Central Bank of Uruguay had imposed this status in early 2002 as a result of the effects of the Argentine crisis on Galicia Uruguay, but postponed its effect until May 31, 2004. As discussed below, the Central Bank of Uruguay has again postponed Galicia Uruguay's intervention and suspension of activities until the measures agreed upon between Galicia Uruguay and the Uruguayan and Argentine regulatory authorities mentioned below in the last paragraph of this section are implemented.

         As a result of the intervention of Galicia Uruguay by the Central Bank of Uruguay, during 2002 and in early 2003, audited financial statements prepared in accordance with Argentine Banking GAAP were not available for Galicia Uruguay. As disclosed in the Bank's financial statements for the fiscal year ended December 31, 2002, prepared in accordance with Argentine Banking GAAP, the Bank decided to fully provision its investment in Galicia Uruguay and its subsidiary Banco de Galicia (Cayman) Ltd. for the amounts recorded in its books as of December 31, 2001. Likewise, the Bank deemed it appropriate to discontinue line-by-line consolidation of both subsidiaries' financial statements with those of the Bank for as long as these circumstances continue. However, the Bank established a reserve, under the liability account "Provisions--Other Contingencies" on its unconsolidated balance sheet to cover the estimated negative consolidated shareholders' equity of the two subsidiaries.

         Subsequent to the preparation, in accordance with Argentine Banking GAAP, of our consolidated financial statements for the fiscal year ended December 31, 2002, we received additional information related to the consolidated financial information of Galicia Uruguay. Therefore, the December 31, 2002, audited consolidated financial statements included in this annual report include line-by-line consolidation of the consolidated financial statements of Galicia Uruguay. Beginning September 30, 2003, the Bank's access to financial information for Galicia Uruguay and its subsidiaries was regularized. The Bank has therefore resumed line-by-line consolidation of the consolidated financial statements of Galicia Uruguay.

         As of December 31, 2003, Galicia Uruguay's shareholders' equity was US$(244.8) million.

         On December 23, 2002, Galicia Uruguay restructured its deposits with a high degree of participation by its depositors (participation exceeded the legal majority required under Uruguayan law). The restructuring became binding on all creditors once approved by a court in Montevideo on that date. The restructuring provided for an initial cash payment in dollars equivalent to 3% of the credit balance of each creditor. The remaining balances were to be paid, at the particular creditor's election, in time deposits or negotiable obligations issued by Galicia Uruguay, both maturing in September 2011, with principal amortization in nine annual installments in September of each year (each of the first two installments representing 15% of the remaining balance, with each of the other seven installments 10% of the balance) at a 2% fixed annual interest rate, payable annually each September. On June 20, 2002, the Bank offered a pledge of Galicia Uruguay's commercial loan portfolio as guarantee of payment of the restructured deposits.

         On January 9, 2003, Galicia Uruguay made payment of the first installment under the extrajudicial agreement.

         On June 17, 2003, Galicia Uruguay opened a period in which it received expressions of interest from customers for different options to exchange deposits restructured in 2002 (as time deposits or negotiable obligations) for different proportions of BODEN 2012 and/or new negotiable obligations to be issued by Galicia Uruguay and cash. The objective of this exchange was to reprofile on a voluntary basis the already restructured deposit base, both to satisfy differing depositors' liquidity-return preferences and to improve the distribution of cash flows over time. This voluntary exchange period ended on July 24, 2003. Galicia Uruguay received expressions of interest from customers for an aggregate amount of US$185 million, which reflected customers' choice to receive BODEN 2012 in an aggregate amount of US$137 million, together with new negotiable obligations to be issued by Galicia Uruguay in an aggregate amount of US$44 million.

         On August 14, 2003, the Argentine Central Bank approved the terms and conditions for the restructuring of the Bank's US$399.5 million debt with Galicia Uruguay through its Cayman branch as well as the transfer to Galicia Uruguay through the Cayman branch of cash for US$72.1 million and BODEN 2012 for a nominal amount of US$137 million, corresponding to the first principal amortization of the Bank's debt with Galicia Uruguay and to interest due as of August 15, 2003, on such debt. This debt corresponds to deposits made by Galicia Uruguay in the Cayman branch and later placed with the Bank by means of credit lines. The Argentine Central Bank must preapprove future payments of principal and interest. As of December 31, 2003, this debt amounted to US$221.6 million.

         In September 2003, as scheduled, Galicia Uruguay paid the second installment due under the original restructuring schedule (as modified by the results of the exchange offer) and settled the exchange offer.

         On December 9, 2003, Galicia Uruguay commenced a period in which it solicited expressions of interest from its customers to participate in a second voluntary exchange of all restructured deposits and negotiable obligations or certificates issued by Galicia Uruguay or its subsidiary Banco de Galicia (Cayman) Ltd. (in provisional liquidation) to restructure deposits. The consideration offered consisted of a cash payment for 17.5% of the principal amount owed (equivalent to paying in advance the installment due in September
2004) and BODEN 2012 for the remaining balance. The exchange was limited to an aggregate amount of US$300 million. On March 15, 2004, the exchange offer was settled for an aggregate amount of US$206 million.

         As of December 31, 2003, compensation to the Bank for the effects of asymmetric pesification on a consolidated basis (but excluding domestic subsidiaries with complementary activity) was determined to be US$2.2 billion of BODEN 2012 (nominal value). This amount, which as of the date of this annual report is under review by the Argentine Central Bank, has been recorded in the books of the Bank's head office in Argentina and includes compensation for Galicia Uruguay's pesified loans.

         On June 1, 2004, the Bank announced the decision by the Central Bank of Uruguay and Argentine regulatory authorities to authorize the creation of a trust to hold assets of Galicia Uruguay, the proceeds of which will be used for the repayment of Galicia Uruguay's obligations under the restructuring agreement reached with its depositors in 2002. The creation of the trust does not alter the rights of Galicia Uruguay's depositors in connection with the 2002 agreement or in connection with subsequent exchanges of restructured deposits. The Central Bank of Uruguay also resolved that, concurrently with the implementation of the trust, Galicia Uruguay's intervention will be lifted and Galicia Uruguay's board of directors will be restored. Given that the license to operate as a domestic commercial bank, which is granted by the Central Bank of Uruguay, is not necessary to such effects, such license will be revoked. However, Galicia Uruguay will retain the authorization that had been granted to it by the Executive Branch of the Uruguayan government.

         Banco de Galicia (Cayman) Ltd.

         Galicia Uruguay's situation affected its subsidiary Galicia Cayman. As a consequence, on July 18, 2002, at the request of Galicia Cayman, the Cayman Islands courts designated two joint provisional liquidators in order to allow a voluntary debt restructuring agreement to be reached between Galicia Cayman and its creditors. By late May 2003, Galicia Cayman together with the provisional liquidators, completed a debt restructuring proposal and, with the authorization of the Cayman Islands court, presented it to all Galicia Cayman creditors for their consideration.

         On May 29, 2003, the restructuring proposal made to creditors was submitted before the Cayman Islands court. Galicia Cayman proposed to pay to its class A creditors an initial cash payment equivalent to 5% of the amount owed for principal and interest accrued through July 18, 2002, plus a transferable certificate equivalent to 95% of the amount owed for principal and interest accrued through July 18, 2002. The terms of the certificate are the following:
(1) principal amortization in nine annual installments (the first two for 15% of principal and the remaining for 10%), payable each September; (2) a 2% annual interest rate (plus 1% if after the payment of all creditors pursuant to the proposal and repayment of the subordinated loan, as described below, any assets remain);

(3) the certificate will bear interest beginning the effective date of the agreement; and (4) interest will be payable annually, together with principal, and calculated on the remaining debt balance. Once all class A creditors are paid, the remainder of the assets of Galicia Cayman will be applied to the payment of the claim of its class B creditor, Galicia Pension Fund Ltd. (a subsidiary of Galicia Cayman) for US$2.9 million, which has been subordinated to the payment of all class A creditors. In addition, Grupo Galicia made a US$1.2 million subordinated loan in favor of Galicia Cayman, which will accrue interest at an annual rate of 2% and will be repaid once all creditors of Galicia Cayman have been paid in accordance with the restructuring.

         By a vote of creditors representing in number and debt held, 99.7% of the votes issued, Galicia Cayman's restructuring proposal was approved in whole on July 10, 2003. The degree of acceptance exceeded the legal majority required. With the approval of the restructuring proposal by the Cayman Islands court and its filing with the Cayman Islands Corporate Record, both on July 16, 2003, the restructuring plan became effective and mandatory on that same date for all creditors. The initial cash payment was made on August 8, 2003.

         In accordance with the restructuring plan, Galicia Cayman commenced voluntary liquidation and surrendered its banking license effective December 31, 2002.

         Banco Galicia's Operations

         Retail Banking

         The retail banking division oversees all of the areas that provide financial services to individuals and manages distribution channels. Banco Galicia provides a wide range of financial products and services to individuals, covering both transactions and investments. On the transactions side, Banco Galicia offers customers checking and savings accounts, credit and debit cards, foreign exchange brokerage and payroll direct deposit. On the investments side, its products and services include certificates of deposit, mutual funds and insurance products. In addition, Banco Galicia provides credit for the acquisition of consumer goods and housing through personal loans, residential mortgages, pledge and credit card loans. During 2002 and 2003, credit provision was not significant.

         Consumer Banking

         Deposits and Accounts - During fiscal year 2003, the Bank's efforts were aimed at strengthening relations with its customers having investment products based on individualized professional advice. In this way, the Bank succeeded in increasing the portfolio of retail-sector deposits by 86% during the fiscal year, outperforming the overall development of the financial system, which grew 53%. With respect to retail time deposits, 105% growth was recorded, which was also higher than the 67% growth experienced by the system as a whole. In April 2003, the Argentine government offered a voluntary mechanism to reimburse restructured deposits (known as CEDROS, for the initials in Spanish of "Certificates of Restructured Deposits"). Adherence to this mechanism reached 40% of the Bank's CEDROS, and there was a high level of reinvestment of released funds.

         Beginning in June 2003, the number of current accounts reversed the decreasing trend present in the early part of 2003, ending the fiscal year with a reduction of only 1.9% compared to December 2002. The number of account closings dropped 60%, while sales progressively recovered. New account openings grew 188%, which was influenced by promotional campaigns of product packages carried out in April and May that targeted the Bank's customers who did not have current accounts. The number of savings accounts decreased 14%, in part due to the closing of accounts with no activity. However, monthly balances deposited in these accounts grew 80%, while average balance per account increased 100% over the period.

         Loans - In 2003, the credit market showed slightly increasing demand while the supply of credit started to recover. Consistent with this trend, the Bank has launched new credit lines aimed at meeting the needs of its existing customer base and also resumed prequalifying customers for personal loans.

         The Bank's portfolio of loans to individuals (excluding the regional credit-card companies' portfolio) only decreased 2% in 2003, compared to the sharp reduction in 2002. This was the result of lower prepayments made by customers, the reactivation of credit supply and the launching of new credit lines.

         Credit and Debit Cards - During 2003, the Bank maintained its leadership in the credit card business. At the end of the fiscal year, the Bank was ranked first in credit card use in the Visa system, with a market share of 15.8%. The Bank has a 10.8% share of the total cards managed by financial institutions. The Bank's share in American Express amounted to 31.9% as measured by credit card use and 22.5% as measured by the number of cards managed. Purchases made with Visa cards during 2003 increased over 24% and those made with American Express cards grew 30% compared with the prior year. This increase was favored by plans for the repayment of purchases in installments, beginning mainly in the second half of the year. Other factors that acted as an incentive to channeling purchases through credit cards were the 3% VAT refund provided for by the government beginning in October 2003, as well as the Felices Compras ("happy shopping") campaign launched by the Bank at the end of the year, in which more than 39,500 customers were awarded a prize for purchases made with their credit and debit cards.

         With respect to debit cards, the Bank's market share reached 12.4% at the end of the year, measured by debit card use and 15.6% measured by number of cards. In addition, the Bank has launched continuous consumption incentive plans for this portfolio, encouraging customers to replace cash with the use of debit cards even for small purchases. In addition to these plans, the government provided for a 5% VAT refund. As a result, debit card use increased 9% during 2003 compared with the prior year.

         Foreign Exchange Brokerage - During 2003, the Bank continued to operate actively in the consumer segment of the foreign exchange market. Beginning in June 2003, the Bank introduced, as part of its services, foreign exchange transactions in euros in its branches located in the Federal Capital, the Buenos Aires metropolitan area and the main cities of Argentina's provinces. Moreover, the Bank promoted this service among its customers by direct marketing and advertising campaigns aimed at noncustomers. The monthly average amount of transactions conducted at the Bank's branches increased 19% with respect to the volume in December 2002.

         Regional Credit Card Companies - The Banks pursues the consumer finance business aimed at the lower-income segment of the population through subsidiaries of Tarjetas Regionales S.A., a holding company. These companies (the "regional credit cards companies") issue credit cards in certain regions of Argentina and provide financing through these credit cards as well as personal loans.

         As of December 31, 2003, Banco Galicia held 68.22% of Tarjetas Regionales while Galicia Cayman holds the remaining 31.78%. At the same date, the Bank held directly or indirectly (through Tarjetas Regionales) majority interests in the following regional credit card and consumer finance companies:

               - 80.0% in Tarjeta Naranja S.A., a company operating in central and southern Argentina. In March 2001, Tarjetas del Sur S.A., a regional credit card company that operated in the southern part of Argentina that was directly and indirectly controlled by the Bank, was merged into Tarjeta Naranja.

               - 60.0% in Tarjetas Cuyanas S.A., a company operating in the provinces of the Cuyo region.

               - 60.0% in Tarjeta Comfiar S.A., a company operating mostly in the province of Santa Fe. Tarjeta Naranja acquired a 40.0% equity interest in Tarjeta Comfiar in July 2000. As a result, as of December 31, 2003, Tarjetas Regionales controlled, directly or indirectly, 92.0% of Tarjeta Comfiar.

               - 99.99% in Tarjetas del Mar S.A., a company operating in the city of Mar del Plata and the surrounding area.

         Along with the purchase of 40% of the shares of Tarjeta Comfiar, Tarjeta Naranja took over management of this company.

         The performance of the regional credit card companies showed a significant improvement in 2003 as a result of the overall improvement experienced by the Argentine economy, low competition and higher operating efficiency.

         Greater activity levels led to an increase in the number of credit card statements issued, and these companies experienced a strong increase in their customer base, in credit card purchases and in the financing of these purchases. All of this contributed to 71% growth in the operating companies' income. In terms of expenses, the restrictive staffing and general cost-control policies initiated in mid-2001 were maintained, and projects on operating concentration were resumed. Moreover, debtor delinquency decreased throughout the fiscal year. At year-end, the nonaccrual portfolio represented 3.9% of the total portfolio, the lowest level reached in the history of these companies. The reduction in the exchange rate during 2003 had a favorable effect on these companies' results in view of their short foreign-currency position. In aggregate, in 2003, the regional credit card companies showed net income of Ps. 88.5 million, of which Ps. 59.2 million pertained to the Bank.

         With respect to their obligations denominated in foreign currency and obtained through the issuance of dollar-denominated negotiable obligations prior to the 2001-2002 crisis, in early 2002, these companies offered their creditors the payment in accordance with the pesification provisions established by the government (i.e., pesification at the Ps. 1.0 per US$1.00 exchange rate with principal adjustment by the CER index) or, alternatively, their restructuring by means of agreements for the settlement of the negotiable obligations and the subscription by its holders of new debt certificates secured by a trust. Tarjeta Naranja, Tarjetas Cuyanas and Tarjetas del Mar invited holders of their negotiable obligations to exchange those obligations for debt certificates issued under a trust, assigning a percentage of their cash flows to secure the payment of their obligations through this trust. By means of these payment alternatives, at the close of fiscal year 2003, 98.5% of the original negotiable obligations issued had been settled.

         As of December 31, 2003, Tarjeta Comfiar and Tarjetas del Mar recorded negative shareholders' equity and their accumulated losses exceeded 50% of their capital stock and of the shareholders' irrevocable contributions. Tarjetas Regionales was in the same condition. Decree No. 1293/03, published on December 23, 2003, in the Official Gazette, extended to December 10, 2004, the suspension of the applicability of the sections of the Argentine Companies Law that require that a company be liquidated due to the loss of its capital stock and that a mandatory capital reduction be made when losses exceed the company's reserves and 50% of the capital stock.

         On September 15, 2003, the boards of directors of Tarjeta Comfiar and Tarjeta Naranja approved a preliminary agreement for the merger of these companies, whereby Tarjeta Naranja would absorb Tarjeta Comfiar with management of the two companies to be unified as of January 1, 2004. This preliminary agreement was approved by both Tarjeta Comfiar's and Tarjeta Naranja's extraordinary shareholders' meetings held on October 2, 2003. The final agreement was approved November 14, 2003.

         After the close of fiscal year 2003, the debt of Tarjeta Naranja, Tarjeta Comfiar and Tarjetas del Mar with the Bank and its Cayman branch for an aggregate amount of Ps. 255 million was restructured. The principal terms of the plan for this restructuring were as follows:

- Debt of Tarjeta Naranja and Tarjeta Comfiar (which has been merged into Tarjeta Naranja): The Bank and Tarjeta Naranja's minority shareholders made irrevocable contributions for future share issues for a total amount of Ps. 25 million. The debt remaining (in the amount of Ps. 167 million) was restructured through the creation of a trust that issued, for an equal amount, peso-denominated notes secured by a fiduciary guarantee with a 6 1/2-year maturity and a floating interest rate. The fiduciary guarantee consists of the higher of 2% of Tarjeta Naranja's monthly cash flow and 1.28205% of the trust notes' face value plus interest. Trust notes amounting to Ps. 100 million were transferred to the Bank in exchange for Tarjeta Naranja's and Tarjeta Comfiar's past-due and unpaid loans. Debt owed by Tarjeta Comfiar to the Bank's Cayman branch, amounting to US$22.4 million plus interest, was canceled: the Bank granted Tarjeta Naranja a Ps. 67 million peso-denominated loan, which was canceled through the delivery of trust notes for a total amount of Ps. 67 million.

- Debt of Tarjetas del Mar: Tarjetas del Mar restructured its debt with the Bank and its Cayman branch through a Ps. 51 million irrevocable contribution for future share issuances and restructured its remaining Ps. 12 million debt with the Bank with a four-year loan with principal amortization of 5%, 10%, 15% and 70% per year, payable in quarterly equal installments each year, at an interest rate equal to the Tasa Encuesta Corregida (an interest rate published daily by the Argentine Central Bank) plus 2%. As part of this agreement, Tarjeta Naranja, together with Tarjetas del Mar, assumed this new debt.

         In this way, on January 30, 2004, these companies' debt with the Bank and its Cayman branch was regularized, and Tarjeta Comfiar S.A. was absorbed by Tarjeta Naranja S.A. on January 1, 2004.

         Insurance - In 1996, Banco Galicia established a joint venture with Hartford Life International, creating Galicia Vida Compania de Seguros S.A. to sell life insurance and annuities. The Bank's interest in Galicia Vida was 12.5%. Toward the end of 1996, Galicia Vida began to market products specifically designed for distribution through the Banco Galicia network. In December 2000, the Bank sold its interest in Galicia Vida Compania de Seguros S.A. and purchased 12.5% of Sudamericana Holding S.A., a life and retirement insurance holding company. The other shareholders of Sudamericana Holding were Hartford Life International Corp. (U.S.) and Hartford Life Limited (Bermuda) (with a 50% stake) and Grupo Galicia (with the remaining 37.5%). In September 2001, we acquired the Hartford Life International Corp. (U.S.) and Hartford Life Limited (Bermuda) stakes, raising our interest to 87.5%, while Banco Galicia continued to hold the remaining 12.5%.

         The Bank markets Sudamericana's life and life-related insurance products through its own distribution network. Sudamericana's subsidiaries also sell their products through the company's own distribution capabilities. The Bank also sells through its distribution network property and casualty insurance from other companies.

         During 2003, the Bank continued consolidating its position as an insurance provider with a wide offering of products and greater functional integration with insurance companies and achieved improvements in efficiency ratios as well as in business volume. Income derived from the bank assurance business amounted in 2003 to Ps. 22.0 million. Insurance policies not related to credit operations grew 46% in comparison to the previous year, while credit-related policies showed a 33% reduction. This decline was the result of prepayments and the slow increase in the Bank's loan portfolio. Promotional actions taken during the period resulted in a 30% increase in the number of policies managed by the Bank, with an increase from 16% to 22% in the share of insurance products in the Bank's customer database. At the close of fiscal year 2003, the Bank managed approximately 300,000 insurance policies, 30% higher than at the end of 2002.

         Within the Bank, the branch network continues to lead in sales of insurance products. However, nontraditional channels have shown significant sales growth.

         Traditional distribution channels - Due to its extensive and broad geographic distribution, the branch network is one of the Bank's most important competitive advantages. This is reinforced by a unified management system through the use of the Bank's Intranet, modern systems and communication technology and a service model that is continuously being improved.

         Fiscal year 2003 was characterized by the branch network's strong focus on sales activities.

         At the end of 2003, the Bank's branch network in Argentina totaled 226 branches, one branch less than in December 2002. These branches are located in all of the Argentine provinces except Tierra del Fuego.

         Automated Banking - The alternative channels department is responsible for managing those customer service, transactions and sales channels that differ from traditional branches. Its operations cover both individual and corporate customers and are mainly carried out through the Customer Contact Center, e-galicia.com and "Red Galicia 24" (the Bank's network of automated teller machines and self-service terminals).

         As in prior fiscal years, the trend of increasing use of alternative channels among the Bank's customers continued. In December 2003, 68.4% of all customer transactions were carried out through the Bank's alternative channels, showing a 10% improvement with respect to same month over the prior year.

         The Customer Contact Center currently has 260 staff positions and consists of the following departments: Fonobanco, Fonobanco Seguros, Foreign Trade, Galicia Responde, Telemarketing, the Investment Center, the Collection Center and the switchboard. These units also have support areas for ongoing improvement in service quality. During the fiscal year, the Customer Contact Center handled over 14 million incoming and outgoing calls. This volume was similar to that recorded during previous fiscal year.

         e-galicia.com has operating segments for both individuals ("Home Banking") and companies ("Galicia Office"), enabling its customers to operate as if they were carrying out their transactions over the telephone, at an automated teller machine or in a traditional branch. Furthermore, through e-galicia.com, visitors have access to information about the products and benefits offered by the Bank, as well as specific sections that advise users on issues of interest to them: foreign trade, insurance, taxes, up-to-the-minute news on the financial market and several current topics. Through Home Banking, Banco Galicia's individual customers can make inquiries and requests and conduct transactions from any computer with access to the Internet.

         e-galicia.com has shown exponential growth since it was launched. Today, the website receives almost 1.2 million visits monthly. Through Home Banking, 1.8 million inquiries and transactions are carried out every month. These numbers represent a 20% growth compared to the end of 2002. The number of Home Banking customers continued to grow in 2003, with an 8% increase compared to December 2002. Among the large variety of available transactions, the payment of taxes and accounts through direct connection to the website Pagomiscuentas.com increased 51% for fiscal year 2003, while the transfer of funds to third-party accounts increased 32%. Likewise, the monetary volume managed through Home Banking grew 66%.

         At the end of 2003, Red Galicia 24 was made up of 1,079 state-of-the-art technology terminals located throughout the country in traditional branches as well as in neutral positions (gas stations and supermarkets), in line with the Bank's strategy to be close to its customers and provide them with the means to solve their transactional requirements in a dynamic, simple and safe way.

         Network of Automated Banking Terminals

         During 2003, more than 30 million transactions were carried out in the Bank's 555 ATMs, one of the largest networks in Argentina, while 9 million transactions were conducted at the Bank's 524 self-service terminals. These figures show a 7% decrease in comparison with the number of transactions conducted during 2002, which is in line with the change seen by the rest of the financial system for these types of transactions.

         Private Banking

         This business unit provides private-banking and advisory services to medium- and high-net worth individuals and manages collective investment portfolios. During 2003, it focused its effort on strengthening customer relations and on recovering those customers who had stopped having contact with the Bank. As a consequence, deposits managed by this sector increased 162% and the number of managed portfolios grew 31% during the year. Relations with the Bank's customers were encouraged by providing more sophisticated investment options, such as securities, stock options and participation in various restructuring processes of corporate debt instruments carried out during the year.

         Wholesale Banking

         The wholesale banking division encompasses the areas that provide commercial and investment banking services as well as international services. The wholesale banking division is also responsible for managing the Bank's commercial portfolio credit risk.

         Corporate and Middle Market Banking

         Corporate and middle market banking provides commercial banking services to all types of businesses and all sectors of the economy, organized by type of customer. In addition, in 2003, the Bank established a corporate restructuring department.

         There was an increase in activity both in the financial system and in the economy as a whole in 2003, with the return of deposits and the resumption of banking business generally. In this new scenario, the Bank adapted its product and service offering to the needs of businesses and updated it both regarding technological and financial resources in order to make it competitive in the new financial market.

         During 2003, the corporate and middle market banking departments mainly focused on rebuilding relationships with customers and generating income from services by means of the integral management of the treasury of corporate customers. Services were adapted to the new business scenario, covering the transactional needs of customers and providing them with financial solutions to increase their working capital and thereby improve their business activity. That was attained in the different segments in which the Bank offers services, thus strengthening the relationship-banking model applied by the Bank.

         Presence in the small- and medium-sized companies ("PYMEs") sector, where the Bank has a leading position, was consolidated through different commercial actions. The "add Banco Galicia's benefits to your company" campaign positioned the Bank as the first bank that launched working-capital credit lines to the market. The Bank also was a leader in the "Sepyme" line bid (a credit line created to subsidize the interest rate for the purchase of highly liquid instruments within a government program to promote the growth of micro-, small- and medium-sized companies), offering a Ps. 25 million credit line at a 12% interest rate, which resulted in a 9% interest rate for customers.

         Through the "Banco Galicia, always with the agriculture and livestock sector" campaign, as well as through participation in various agribusiness events, the Bank strengthened its leading presence in a key sector of the economy.

         Within the corporate segment, a highly competitive product was developed: Cobranzas Integradas Galicia (Galicia Integrated Collections), which is aimed at meeting the needs of companies that have a substantial volume of invoices and allowing companies, among other things, to identify their customers. Furthermore, in view of the importance that transactions in dollars have started to have and with the purpose of reinforcing the Bank's service offering, special current accounts and collections and transfers in dollars were added to the product menu. Banco Galicia was the first bank to offer collection in dollars for customers' integral treasury management. In addition, the Bank continued adding improvements to its payment and collection systems, seeking to migrate the highest possible number of customers to this channel and to optimize such services. These improvements were mainly reflected in more and better information through electronic channels. Another outstanding event was the addition of Tradecom's advantages to the electronic services offering.

         There was also a resumption of credit activities in 2003, initially through 90-day loans, mainly by means of the purchase of checks to date and deferred checks, which are highly liquid documents. In mid-2003, financial loans in pesos and prefinancing of exports in dollars were added, both with a 180-day term. With the improvement in the Bank's liquidity position, the terms for peso-denominated loans were extended to three years. As of December 31, 2003, the Bank's total loan portfolio to small- and medium-sized companies, including loans to the agriculture and livestock sector, amounted to Ps. 850.3 million, 4.5% lower than at the close of the previous fiscal year, while the loan portfolio to large corporations amounted to Ps. 1,820.4 million, showing a 14.6% decrease during the fiscal year.

         Galicia Office

         Galicia Office is e-galicia.com's exclusive section for corporations.

         Through Galicia Office, companies may, at no cost, review the statements of all their bank products (such as accounts, loans, investments and receivables from Visa and Galicia Rural transactions). They may also access a range of information about their entire portfolio of checks and checks returned, request and confirm checkbooks, make transfers between their accounts and to those of third parties within or outside the Bank, make investments, inquire about their foreign trade transactions, pay their employees' salaries safely, renew their digital signature online and pay their suppliers.

         Galicia Office expanded significantly during 2003, both in terms of number of customers and volume of transactions. During fiscal year 2003, new functionalities were added to the service, which contributed to higher-quality service and higher customer satisfaction levels. Likewise, marketing campaigns were conducted for customers who use the Bank's direct deposit system in order to migrate such customers to the "e-model," thus optimizing time and costs, as well as offering them a more dynamic and safe service. During 2003, the number of customers increased 22% over the previous fiscal year. The level of transactions increased 256%, with more than 210,000 transactions conducted.

         Investment Banking

         Investment banking services include advisory and structured finance services for corporations, institutions and governments, both national and provincial. These services are provided by the Bank through its investment banking department, which oversees the activity of the Bank's subsidiary Galicia Capital Markets S.A. ("GCM"). In addition, the department manages the Bank's own industrial investments and private equity funds. GCM is a 99.99%-owned subsidiary of Banco Galicia. GCM recorded a Ps. 22.1 million loss for fiscal year 2003 and negative net worth of Ps. 6.2 million as of December 31, 2003.

         Investment banking activities include advising the Bank with respect to its funding strategy in the capital markets; providing financial advisory and structured finance services to customers both from the private and public sectors, including mergers and acquisitions; and managing the Bank's investments in utility and infrastructure companies.

         Regarding the advice provided to the Bank on its funding strategy, the department continued working under the guidelines of the Galicia capitalization and liquidity plan. Once the Bank recovered a satisfactory liquidity position in 2002, the investment banking department concentrated its efforts on restructuring the Bank's foreign debt. Furthermore, during fiscal year 2003, it advised Galicia Uruguay on the exchange offer made to the customers of this subsidiary. With respect to advising and structuring of financial transactions for customers both from the private and public sectors, during 2003, the department continued working within a complex macroeconomic environment characterized by the restriction, for both sectors, of access to mid- and long-term financing. Therefore, during 2003, the department focused on the development of products such as trusts, which are expected to have an increasing presence in the financial market during the current year, on providing advice concerning the restructuring of the Bank's commercial loan portfolio and, to a lesser extent, on mergers and acquisitions.

         The portfolio of industrial investments acquired by the Bank as a result of its participation in the privatizations that took place during the 1990s amounted, after valuation reserves, to Ps. 68.8 million, the largest investments being an 8.26% interest in Aguas Argentinas S.A. with a Ps. 23.4 million net book value, and interests, both of 12.5%, in Inversora Nihuiles S.A. and Inversora Diamante S.A. (two holding companies in the electricity generation business) with a net book value of Ps. 15.7 million and Ps. 12.9 million, respectively.

         In August 1997, the Argentine executive branch granted Correo Argentino S.A., a company in which the Bank had a 12.5% minority interest (which declined to 11.77% in 1999), the license to provide all postal, monetary and telegraph services previously provided by Empresa Nacional de Correos y Telegrafos S.A. (ENCOTESA), a public-sector company running the Argentine postal service. The term of the license was for 30 years, beginning on September 1, 1997. On September 18, 2001, Correo Argentino filed for bankruptcy protection (concurso preventivo) under the terms of Law No. 24,522. Among other reasons, the failure by Correo Argentino to pay the government for the use of the license, the filing for bankruptcy protection and the bankruptcy of Correo Argentino constituted events causing the termination of the right to operate the license that had been granted.

         On November 19, 2003, the Bank was informed of the executive branch's decision to rescind the contract between the government and Correo Argentino. On December 16, 2003, an Argentine court declared Correo Argentino bankrupt. That decision was not final as of the date of this annual report because it has been appealed, and it did not have an impact on the Bank's shareholders' equity or results of operations during 2003, as both the investment in, and the credit exposure to, Correo Argentino had been fully provisioned since 2002. Likewise, the related estimated contingencies were also provisioned.

         On March 25, 2004, a guaranty granted by the Bank in favor of the Argentine government in connection with Correo Argentino's compliance with the contract for Ps. 7.3 million was called. The related claim has been proved as a possible claim in the reorganization proceedings involving Correo Argentino. The claim is fully covered by an allowance. The Bank will pay this guaranty as provided in accordance with conditions to be established by the National Communications Commission, as applicable.

         International

         The Bank's international department provides services involving international financing, credit and services related to foreign trade and factoring activities. In addition, the division manages the Bank's foreign network and fund-raising from international commercial banks. This department also manages relations with correspondent banks and international credit agencies.

         Accordingly, since 2002 this department's activities mainly concentrated on its participation in the implementation of the Galicia capitalization and liquidity plan, especially relating to the Bank's foreign debt restructuring process, which started with the restructuring of the New York branch's debt and Galicia Uruguay's deposits and the winding down of the Bank's operating units abroad in 2002, and continued in 2003 with the closing of the New York branch in January, the restructuring of Galicia Cayman's deposits in July and the negotiations to restructure the foreign debt of the Bank's head office in Argentina and its Cayman Branch during most of 2003. On December 23, 2003, the Bank launched the exchange offer to carry out that restructuring.

         The restructuring of the foreign debt of the Bank's head office in Argentina and its Cayman branch was completed in May 2004. See "--Restructuring of the Foreign Debt of the Bank's Head Office in Argentina and its Cayman Branch."

         Before the 2001-2002 crisis, the New York branch concentrated on providing international financial services to the Bank's customers, mainly Argentine corporations and individuals.

         In its capacity as a domestic financial institution in Uruguay, Galicia Uruguay was allowed to perform all permitted financial activities in Uruguay, with residents and nonresidents. As of December 31, 2001, Galicia Uruguay had representative offices in Buenos Aires and New York and branch offices in five Uruguayan cities. As of December 31, 2001, Galicia Uruguay was Uruguay's largest private financial institution in terms of shareholders' equity. Galicia Uruguay's activities are currently suspended. See "--Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd."

         Galicia Cayman was established as another alternative deposit location for the Bank's customers. As of December 31, 2003, Banco Galicia owned 34.7% and Galicia Uruguay owned 65.3% of Galicia Cayman's capital stock. The company is currently in provisional liquidation. See "--Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd."

         Regarding foreign trade activities, fiscal year 2003 witnessed a gradual loosening of the foreign exchange regulations set forth in 2002 that affect both trading and financial activities. This change made trading transactions easier for exporters and importers and also expanded trade and working capital financing alternatives. The year ended with regulations that allow advancing the payment of imports, even before the shipment of goods, admitting, on the other hand, extended terms for the liquidation of exports proceeds. In addition, Argentine foreign trade expanded significantly, particularly imports. See Item 5. "Operating and Financial Review and Prospects--Item 5A. Operating Results--Argentine Economy in 2003." Within this environment, the Bank recorded a 29.2% increase in the annual volume of foreign-trade transactions in comparison with the prior fiscal year to US$1,351 million in 2003, representing 3.17% of the Argentine foreign trade for that year. This share was higher than that achieved in the previous fiscal year, which was 3%. This positive result was due to the strong repositioning the Bank attained through its strategy of providing customers with assistance and collaboration in all the regions in Argentina. In addition, the Bank's information technology tools facilitated companies' transactions and greatly contributed to their efficiency, a factor that clearly differentiated the Bank from its competitors.

         Until mid-2002, through Galicia Factoring y Leasing S.A., Banco Galicia provided leasing and domestic and international factoring services to small- and medium-sized businesses. Banco Galicia owns 99.98% of Galicia Factoring. Galicia Factoring is a member of Factors Chain International, an organization based in Amsterdam that has more than 120 members in 44 countries. Banco Galicia finances the factoring provided by Galicia Factoring, while the latter administers the transactions. In mid-2002, the administration of domestic factoring and leasing transactions was transferred to the Bank in order to make the cost structure more efficient and achieve economies of scale in an uncertain and unfavorable economic environment. International factoring was retained within Galicia Factoring.

         In 2003, Galicia Factoring ended its eighth fiscal year. The company adapted its international factoring services to the new regulations and incorporated forfaiting. (Forfaiting is a method of trade financing that allows exporters to obtain cash and eliminate risk by selling their medium-term receivables on a "without recourse" basis.) In this way, the Bank's offering was supplemented, and customers were provided with all the tools necessary for the conduct of foreign-trade transactions.

         Treasury Division

         During fiscal year 2003, the treasury division began to report to the Bank's board of directors.

         The treasury division is responsible for the management of the Bank's treasury operations and its proprietary liquidity, foreign exchange and securities positions and participates in the management of market, liquidity, interest-rate and currency risks. To this end, it develops the necessary data and strategies to keep such risks within the limits established by the Bank's board of directors. Similarly, it is responsible for the administration of third-party assets, mainly the FIMA mutual fund portfolios. The division provides services to corporations, financial institutions, mutual funds, pension/retirement funds and insurance companies. Intermediation services in various markets are carried out by the Bank, sometimes in its capacity as agent of the Mercado Abierto Electronico, the Argentine over-the-counter market, and through Galicia Valores S.A., a brokerage firm that operates on the Buenos Aires Stock Exchange.

         Banco Galicia offers brokerage services through its branch network. All equity brokerage activities are conducted by Galicia Valores, a 99.99%-owned subsidiary of Banco Galicia. Galicia Valores provides equity securities trading and custodial services to Banco Galicia customers. Galicia Valores is a shareholder of the Buenos Aires Stock Market, affiliated with the BASE, and therefore effects transactions as either principal or agent on that exchange. Galicia Valores does not make investment decisions for its customers.

         Financial Operation

         During 2003, events took place that contributed to considerable improvement in the domestic capital markets in comparison to 2002. A significant change was evidenced in the corporate sector's situation in view of the general improvement in the economy, which had started to show as of the second half of 2002, after a first semester dominated by uncertainty and a strong contraction in the level of activity. Likewise, the bond market resumed a certain surge with the appearance of new instruments issued by the national government during the last two years. This situation, together with the stability shown by the exchange rate and the pronounced decrease of interest rates, led to a renewed interest both in the stock market and the bond market in search for more attractive yields. Volumes traded in the local market increased significantly during 2003. The volume of government securities traded during 2003 on the Mercado Abierto Electronico reached an estimated US$19,949 million, compared with US$5,082 million in 2002. In this market, the Bank's share of the total volume traded was 0.94%, higher than the 0.05% for 2002. The total traded on the stock market in 2003 was Ps. 10,150 million. Galicia Valores contributed Ps.
73.5 million of this amount, which represented a 0.7% market share.

         Continuing with the policy it adopted in 2002, the Argentine Central Bank greatly increased its issuance of short-term bills known as LEBAC. The net placement of peso-denominated LEBAC amounted to Ps. 6,430 million, a figure that includes CER-adjusted LEBAC, which had an increasing participation throughout the year. By contrast, dollar-denominated LEBAC greatly reduced their participation as a way to sterilize the monetary supply on the part of the Argentine Central Bank. Within this context, the Bank had a higher share in this market when compared to 2002, reaching almost 3% of total issuances.

         Asset Management

         This business unit is responsible for managing third-party funds, mainly the FIMA mutual funds, for which the Bank acts as distributor and custodian. Galicia Administradora de Fondos S.A. is the fund manager for the FIMA mutual funds. These funds are invested in different assets, such as government securities, shares or bank deposits, depending on the risk profile of each mutual fund.

         After the difficult climate created for investors by the economic and financial crisis of 2001 and 2002 interest in this kind of product returned in 2003. Interest was greatest in time deposit funds or money market' funds, which were mainly requested by corporations and institutional investors. To a lesser extent, investors who wished to take advantage of the low price of Argentine equities and fixed-income securities invested in such funds. Both equities and bonds performed well in 2003, with the Buenos Aires Stock Exchange, as measured by the Merval Index, rising 104% and bonds, as measured by the performance of the Fima Renta Dolares (the FIMA dollar fixed-income fund), climbing 20%.

         FIMA funds under management increased from Ps. 108 million as of December 31, 2002, to Ps. 170 million at the close of fiscal year 2003. Of this amount, Ps. 120 million corresponded to operational funds (funds that can undergo subscription and redemption transactions) and Ps. 50 million corresponded to funds the shares of which have been restructured or had been invested in national treasury bills due and unpaid.

         Internet

         The Bank carries out its Internet businesses primarily through Net Investment S.A. Banco Galicia's stake in the company is 12.5%, while the remaining 87.5% is held by Grupo Galicia. See "--Net Investment S.A."

SUDAMERICANA HOLDING S.A.

         Sudamericana Holding S.A. is a group of life and retirement insurance companies.

         The insurance business we have undertaken through our interest in Sudamericana is part of our strategy to strengthen our position as a leading financial services provider, thus supplementing those businesses that Banco Galicia may only conduct to a limited extent in line with prevailing regulations.

         Total written premiums of all companies controlled by Sudamericana during this fiscal year represented 2.5% of the Argentine individual insurance market, ranking Sudamericana eighth among Argentine life insurance companies. Sudamericana companies insured 1,365,039 persons and managed 43,973 policies as of December 31, 2003.

         In 2002, the company continued with the cost-cutting program it started during the previous fiscal year. The streamlining of its organizational structure significantly contributed to the general improvement in efficiency it experienced.

         From a purely commercial point of view, and within the framework of stability the insurance industry experienced during a significant portion of 2003, the company adopted measures aimed at maintaining and gradually improving portfolio profitability through the following activities:

         - Fidelity programs were implemented for life insurance individual customers and two new products were launched: Protection against Accidents and Health Protection. With respect to insurance, portfolios were analyzed and adjusted if necessary to improve their profitability.

         - Distribution efforts were focused on Banco Galicia and Tarjetas Regionales, and the development of the insurance broker network was intensified. Likewise, the productivity of telephone sales and direct marketing efforts rose.

         - Instituto de Salta continued consolidating its regionalization project in the northwestern provinces of Argentina.

         With the purpose of diversifying insured risks and making good use of the growing demand for property insurance, new insurance products for homeowners and theft in ATMs were launched. The merger of Galicia Vida and Aseguradora de Personas, together with the transfer of Medigap Salud S.A.'s business to Galicia Vida represent a significant improvement in terms of operating efficiency and expense reduction.

         The Argentine Superintendency of Insurance approved, by means of Resolution No. 29,302, the Regularization Plan submitted by Galicia Retiro with the purpose of renegotiating policies originally issued in dollars (Inversion Garantizada and Ahorro Planeado), which were later pesified. The main characteristic of this restructuring plan was the offer of a conversion into pesos higher than that provided for by the regulations in force or the possibility of acquiring a life annuity. Approximately 69% of Galicia Retiro's customers accepted one of the alternatives offered and 31% decided to remain within the legal framework.

         During 2004, Sudamericana aims to attain a higher volume of premiums with a substantial improvement in profitability by:

         - generating business through products both profitable and highly appreciated by our mid-income segment customers.

         - converting channels (Organizers and Brokers Network - Banco Galicia - Tarjetas Regionales) into differentiating factors by level of advice, which would allow for the creation of long-term relationships with insureds.

         -        improving insurance policy periods.

         -        consolidating Instituto de Salta's regionalization.

         - improving the loss experience level through a sensible risk underwriting and loss adjustment program, as well as fighting illegitimate practices.

         - searching for greater cost-effectiveness by revising and adjusting processes and systems.

NET INVESTMENT S.A.

         We carry out our Internet businesses primarily through Net Investment S.A., a holding company dedicated to investing in and developing businesses involved in technology, communications, the Internet, connectivity, and content. The objective of Net Investment is to create value for its shareholders, investing in projects in which the business model is based on positive cash flows and profits. Our stake in the company is 87.5%, while the remaining 12.5% is held by Banco Galicia.

         Net Investment's strategy during 2003 was to carry on projects with minimum investments with the purpose of redesigning and adjusting such projects to the new market conditions. It also seeks to offer, among other things, mobile payment solutions, content, connectivity, B2B electronic services, development of high-bandwidth Internet projects and content for wireless and satellite technology services. In all cases, it seeks to create and benefit from synergies with Banco Galicia's operations.

         Net Investment's primary purpose is not to become a player whose e-business operations are only made through capital investments. Rather, its intention is that the opportunities that can be realized contribute to Banco Galicia's and our comprehensive business structure, thus boosting the comparative advantages of our companies and each of our business units.

         During fiscal year 2003, Net Investment carried out businesses through its controlled companies Tradecom and Red de Campo. Net Investment has an indirect stake of 16.19% in Tradecom International N.V., a holding company that carries out its commercial activities by means of subsidiaries in Argentina and Brazil. These companies render B2B e-commerce support services and virtual markets for transactions between companies and suppliers. The award of the Panama Channel reverse-auction bid renewal confirms Tradecom International's strategy of acting as an electronic supply solutions provider. Tradecom Argentina continued implementation of its project at Clariant, a customer of Tradecom Argentina and Brazil. Clariant is also expected to transfer technology from Tradecom Argentina for utilization in Venezuela and Mexico during 2004. With respect to commercial developments, Tradecom International began to implement an electronic supply project at Gestion Compartida, which is owned by Grupo Clarin and which manages the group's purchase transactions. Tradecom Brazil continues to grow and develop through the operation of vertical markets and rendering services to large customers in Brazil together with Unibanco, a major stakeholder of the company. In November 2003, Tradecom Argentina renegotiated its foreign debt, which financed the software-license royalties the company had to pay to operate in Argentina. The renegotiated terms provide for principal reductions, together with a refinancing scheme with a five-year grace period. This plan should make it possible for Tradecom Argentina to pay its international obligations from its own cash flow and to consolidate its financial position.

         B2Agro S.A. operates under the trade name of "Red de Campo" in the agricultural sector, one of the most important areas of the Argentine economy. It is a commercial services company that provides solutions specifically designed for each of the participants in the agricultural and livestock production chain in order to facilitate their management, business and integration to the productive process.

         As indicated in the annual report for the previous fiscal year, the Internet portal Soloduenos, operated by Dueno Vende S.A., ceased to operate on January 1, 2003. The decision to close down was made due to the difficult macroeconomic situation and the government response to the crisis in early 2002. Two developments impacted what had been the main sources of incoe for the company: the drying up of mortgage lending and the significant decrease in the number of purchase-and-sale transactions. This situation led Dueno Vende's shareholders to approve the dissolution and subsequent liquidation of the company at ordinary and extraordinary shareholders' meetings held on April 21, 2003.

GALICIA WARRANTS S.A.

         Galicia Warrants S.A. was founded in April 1993 to issue deposit certificates and warrants, as provided for by Law No. 9,643, both regarding its own deposits and third-party deposits. We own 87.5% of Galicia Warrants and the remaining 12.5% stake is owned by Banco Galicia. Galicia Warrants is a leading company in the deposit certificates and warrants issuance market. It has been continuously conducting transactions since 1994, supporting both medium- and large-size companies in regard to the custody of stocks. Galicia Warrants' main objective is to enable its customers to access credit and financing, which are guaranteed by the property kept in custody as of the issuance of the corresponding certificates. Galicia Warrants has rendered property custody and control services to over 600 companies in more than 800 warehouses distributed throughout the country, having generated the highest business concentration in the humid pampas.

         Galicia Warrants owns a plant at San Salvador, province of Entre Rios, for the conditioning and storage of 40,000 tons of paddy rice, which began operations in 1998.

         As of the end of 2001, the warrants business suffered a substantial change of direction due to the lack of credit and the pronounced drop in demand from sectors that traditionally used these products.

         The stabilization of economic variables that occurred during much of 2003 justifies better growth expectations, but with products and company portfolios different from those seen before the crisis. This situation is a great opportunity for the company to reposition with new companies and economic sectors that will now start demanding the products it offers. Galicia Warrants forecasts a significant activity increase in its cereal storage plant in Entre Rios, in view of the increase in rice sector production levels boosted by firm prices throughout 2003.

         During Galicia Warrants' fiscal year ended April 2003, the volume of transactions amounted to US$34.71 million, with a turnover of Ps. 3.85 million. The turnover amount for the following eight-month period, until December 2003, was Ps. 2 million.

COMPETITION

         In general terms, the competitive business environment in Argentina is still being influenced by the effects of the devaluation together with the measures adopted by the government since 2002. Changes and new regulatory frameworks are expected, especially in the financial industry and in some privatized utilities companies. The country's sovereign debt is still in default pending restructuring.

         Due to our financial holding structure, competition is not felt directly at the holding company level but rather at the level of the operating subsidiaries. We face fierce competition in most of the areas in which we are active.

BANKING

         Banco Galicia faces significant competition in all of its principal areas of operation. Until late 2001, mainly large foreign banks operating in Argentina as universal banks, but also Argentine national and provincial government-owned banks, private-sector domestic banks and to a lesser extent cooperative banks, competed with Banco Galicia in traditional commercial banking, investment banking, private banking and the provision of services such as credit cards, asset management, securities brokerage and insurance products. With capital movements completely free during most of the 1990s and until November 30, 2001, Banco Galicia also faced competition from foreign banks established abroad, mainly in corporate and investment banking as well as private banking. Nonbank financial institutions in Argentina also competed for customers' funds and in the provision of certain banking services, such as consumer finance, credit cards and insurance products.

         As a result of the 2001-2002 crisis, financial activity was almost paralyzed during the first part of 2002. Short-term deposit-taking resumed in the second half of 2002. Lending activities resumed somewhat in 2003 and more strongly in the first half of 2004, but remained limited to the provision of short-term loans through the discount of checks, foreign trade financing and credit card lending. Mortgage and pledge loans have not resumed yet. In general, bank activity is currently concentrated mostly in the management of means of payment, foreign trade services and foreign exchange brokerage. With respect to the activities currently being developed by banks, the Bank faces competition from the large universal foreign banks operating in Argentina, from Argentine national and provincial government-owned banks private-sector domestic banks and to a lesser extent from cooperative banks, as well as from nonbank financial institutions. Competition from public-sector banks has decreased from the immediate post-crisis period as the public that initially turned to them as a safe harbor during the crisis has begun to exit those banks in search of better service. Competition is expected to increase from certain domestically owned private-sector banks, which prior to the crisis operated in merchant or private banking and acquired the retail operations of banks that left the business as a result of the crisis.

         The estimated deposit market share of "voluntary" deposits of the Bank (in the Argentine financial system only) based on daily information published by the Argentine Central Bank increased to 4.75% as of December 31, 2003, compared to 4.34% as of December 31, 2002, 3.83% as of June 30, 2002, and 10.0% as of
June 30, 2001.

         Despite the market-share loss due to the crisis, the Bank continues to be one of the leading banks in Argentina and the largest domestically owned private-sector bank. As of December 31, 2003, and measured by its deposits in Argentina only, the Bank was ranked sixth in the whole financial system and third among private-sector banks (including foreign banks). Measured in the same way, as of December 31, 2002, the Bank was ranked ninth in the whole financial system and sixth among private-sector banks (including foreign banks).

         For information on the Argentine banking system, see "--Argentine Banking System and Regulation--Argentine Banking System."

REGIONAL CREDIT CARD COMPANIES

         No official data is available about the Argentine consumer finance market in which the companies that issue regional credit cards operate. The 2001-2002 economic crisis significantly affected these companies' competitors, with most of them having ceased operations. Therefore, in general, competition is currently almost nonexistent for these companies and much lower than in the precrisis period. There are certain consumer finance-oriented players, whose business model is based on the provision of loans, and therefore do not exactly participate in the same business.

INSURANCE INDUSTRY

         After the collapse suffered by the Argentine economy in 2002, the insurance business managed to stabilize throughout 2003, and a moderate recovery is expected for 2004. Insurance growth estimates are calculated at around 8% to 10%, still above the growth line of the GDP.

         Total insurance for the last 12 months increased, at constant values, 1.4% with respect to the previous year, reaching, according to official estimates, Ps. 9,545 million, at constant values as of November 2003.

         The current growth is mainly driven by the following sectors: pension-linked life insurance (vida previsional), life annuities and automotive and home insurance. With respect to distribution, the business is expected to continue being channeled mainly through insurance brokers, who are expected to exert greater pressure on the part of the channel represented by banks.

         Industry consolidation is expected to continue due to the fact that foreign companies find this sector less attractive as a consequence of the end of fixed, one-to-one parity between the peso and the U.S. dollar, higher capital requirements and lower financial results, which force companies to attain higher technical results.

         The property insurance sector's volume of premiums was Ps. 6,300 million for the fiscal year, at constant values as of November 2003. The main segment of this sector is automotive insurance (52%), followed by fire and homeowners, insurance (35%) and workers' compensation.

         Even though automotive insurance is the most important segment in terms of volume of premiums written, the current security situation in Argentina makes it the segment with the highest loss experience.

         The volume of premiums of the individual insurance sector was approximately Ps. 2,500 million in 2003. The most important segments of this sector are life insurance (44%), pension-linked life annuities (rentas vitalicias previsionales) (32%), pension-linked life insurance (15%) and retirement plans (7%). There has been a marked growth in life and ordinary annuities, which are first among the individual insurance sector and are shaping up as the insurance products that will grow the fastest in 2004.

         During 2003, individual insurance adapted and consolidated in response to the needs of a new market that requires insurance coverage focused mainly on protection, leaving behind retirement insurance with capitalization, the most important product within the stable environment of the 1990s. This new situation led many companies to change strategies and move toward life insurance products with health components or to develop strategies that involved the acquisition of semipublic health-care providers or prepaid medical assistance companies.

SALES AND MARKETING

         Banco Galicia operates one of the most extensive and diversified distribution networks among private-sector banks in Argentina. Banco Galicia's distribution capabilities are our principal marketing channel.

         While continuing with its long-term objective to consolidate its leadership in the Argentine financial system, the Bank significantly reduced its distribution platform during 2002 as a result of the crisis and did not expand it in 2003. Despite the reduction, the Bank's distribution network continues to be one of the largest and most flexible distribution platforms in the country and the Bank has kept nationwide coverage.

         The Bank markets all of its financial products and services to high-, medium- and medium-low-income individuals, including insurance and FIMA mutual funds, through its branch network. Within the branches, the sales force is specialized by segment. The Bank's sales policy encourages tellers to perform sales functions too. Wealthy individuals who are private banking customers are served by specialized officers through a special network of service centers and a head office facility. The Bank's distribution channel for the lower-income segment of the population is the network of offices of the regional credit card companies. Until mid-2002, the Bank also served this segment through the Galicia Ahora network, which has been merged into the branch network.

         Commercial banking services to large corporations (including medium to large companies) and banks are provided in a centralized manner. Branch officers are responsible for the Bank's relationship with middle-market and small businesses and most of the agriculture/livestock sector customers.

         All of the Bank's individual and corporate customers have access to the Bank's electronic distribution channels, including the ATM network, a multifunction call center and an e-banking website. The Bank's call center performs telemarketing and credit recovery functions.

         Special mobile sales forces are maintained to market various products and services to individuals and employees of client corporations.

         The Bank uses a data warehouse, to perform segmentation and profitability analyses, estimate performance patterns and cross-selling indices and forecast client response based on historical information and data-mining. It has turned its focus to a segmented marketing approach. In the late 1990s, the data warehouse capabilities began to be used to design marketing campaigns focused on specific segments of the Bank's customer base. In addition, the Bank began to focus its marketing strategy on the development of long-term relationships with customers based on its knowledge of those customers. As part of this client-oriented strategy, the Bank began to implement customer relationship management ("CRM") technology to support continuous improvement of its relationship with customers. The Bank continues with this strategy.

         In 2002, the economic crisis and the measures taken by the government to deal with the crisis had a strong impact on financial institutions' relations with customers. After the first semester of the year, the Bank implemented several initiatives to retain and recover customers by focusing on quality of service, which according to surveys, appeared to be customers' most valued attribute of a bank. During 2002, the Bank worked to offer its customers transactional banking services and concrete benefits originated from the use of its means of payment. The goal was to make the customer the main beneficiary of services different from those offered in the market. The Bank's media presence remained low until September when a promotional campaign with heavy advertising was launched.

         In 2003, as the crisis that affected the financial system was largely overcome, the Bank implemented the Lideres de Calidad de Servicio (Service Quality Leaders) program in its branch network aimed at improving customer focus among Bank team members. In that year, Banco Galicia's image and "top of mind" (immediate brand recollection) improved significantly, boosted by highly accepted advertising campaigns and by important investments in the media. In that regard, the development of constant promotional and loyalty campaigns that highlighted the targeted attributes of the brand contributed to rebuilding customer relations with the Bank. The customer satisfaction survey for the last quarter of 2003 showed a significant upturn in the satisfaction rate, which regained the peak reached before the crisis that took place at the end of 2001.

PROPERTY

GRUPO GALICIA

         We currently own 150 square meters of office space at Tte. Gral. Juan
D. Peron 456, 2nd floor, Buenos Aires, Argentina, to house its management, accounting, administrative and investor relations functions.

         In addition, we also own a building containing eight functional units, equivalent to 1,618.48 square meters, located at Maipu 241, Buenos Aires. Currently, we lease one functional unit, equivalent to 201 square meters, receiving Ps. 3,200 per month, and hold two functional units vacant for leasing. The remaining five functional units are being occupied by the following subsidiaries: Sudamericana Holding S.A., B2Agro S.A., Galicia Vida Compania de Seguros S.A. and Galicia Retiro Compania de Seguros S.A.

BANCO GALICIA

         Banco Galicia's principal executive offices consist of approximately 17,270 square meters at Tte. Gral. Juan D. Peron 407, Buenos Aires. In addition, Banco Galicia owns approximately 7,340 square meters at Florida 361, Buenos Aires, and rents approximately 9,325 square meters of space at Tte. Gral. Juan
D. Peron 525, Buenos

Aires and approximately 3,630 square meters of space at San Martin 178/200, Buenos Aires. All spaces serve as annexes to the Bank's principal executive offices.

         In 1994, Banco Galicia purchased the building located at Reconquista 188/200, Buenos Aires, and between 1992 and 2000 it purchased the building located at Tte. Gral. Juan D. Peron 444, Buenos Aires. In these locations, construction was begun of a new corporate tower. The Bank plans to centralize a significant portion of its offices that are currently in the vicinity in this building.

         As of December 31, 2003, Banco Galicia's branch network consisted of 226 branches in Argentina, 137 of which were owned and 89 of which were rented by Banco Galicia. The Argentine branches were located in 22 of Argentina's 23 provinces.

         The head office of Galicia Uruguay is located at Luis Alberto Herrera 1248, 21st and 22nd floors, Edificio World Trade Center, Montevideo, Uruguay, and consist of approximately 880 square meters. Galicia Uruguay also rents a warehouse in Montevideo, where it stores documents. As of December 31, 2003, Galicia Uruguay had three branches, including the head office, two of which it owned and one of which it rented. Banco Galicia Cayman Ltd. and the Cayman Islands branch are located in the Cayman Islands and The Bank of Nova Scotia Trust Co. acts as its registered office.

         Tarjeta Naranja S.A. owns two buildings at Sucre 152 and Sucre 154, Cordoba, Argentina, to house part of its management and administrative functions. These buildings contain approximately 1,390 square meters. The company rents office space at Sucre 145/151 and La Rioja 375, Cordoba, which, in aggregate is approximately 3,670 square meters. These locations serve as annexes to its principal executive offices. It also rents warehouse space at Humberto
1 degrees 2165, Cordoba, which consists of approximately 1,115 square meters, at La Rioja 364, Cordoba, which is approximately 350 square meters and serves as a printing center for marketing material and Los Andes 197, Cordoba, which is approximately 1,765 square meters. As of December 31, 2003, Tarjeta Naranja operated 75 sales points located in 17 of the 23 Argentine provinces, 73 of which were rented by the company. This figure includes the branches that previously comprised Tarjeta Comfiar's branch network.

         Tarjetas Cuyanas S.A's principal executive offices are rented. They consist of approximately 1,160 square meters of space at Belgrano 1415, Mendoza, Argentina. As of December 31, 2003, its distribution network consisted of 10 sales points located in the provinces of Mendoza, San Juan and San Luis. All of them were rented by the company.

         Tarjetas del Mar S.A.'s principal executive offices are located at Maipu 241, 2nd Floor, Buenos Aires, Argentina. They contain approximately 240 square meters of space. As of December 31, 2003, its distribution network consisted of three sales points located in the province of Buenos Aires. Both the head office and the branches were rented by the company.

SELECTED STATISTICAL INFORMATION

         You should read this information in conjunction with the other information provided in this annual report, including our audited consolidated financial statements and Item 5. "Operating and Financial Review and Prospects." We prepared this information from our financial records, which are maintained under accounting methods established by the Argentine Central Bank under Argentine Banking GAAP, and do not reflect adjustments necessary to reflect the information in accordance with U.S. GAAP. We have expressed all amounts in millions of pesos, except percentages, ratios, multiples and per-share data.

         Unless otherwise stated, in this section the exchange rate used to convert foreign currency amounts into pesos was the exchange rate as of each relevant date or period end that Banco Nacion or the Argentine Central Bank quoted. In the case of dollars, until December 31, 2001, the Banco Nacion quotes for such exchange rates were Ps. 1.0 per US$1.0. The exchange rate used for the preparation of the financial statements as of December 31, 2002 was Ps. 3.363 per US$1.0 and Ps. 2.933 per US$1.0 for the preparation of the financial statements as of December 31, 2003. See Item 3. "Key Information--Exchange Rate Information," Item 3. "Key Information--Risk Factors," and "--Main Regulatory Changes in 2002 and 2003."

         The dollar-denominated assets and liabilities reflect balances held by Banco Galicia, Galicia Uruguay, the New York and Cayman branches and the nonbank affiliated companies required to be consolidated. Until the suspension of its activities, the Bank's foreign branches or subsidiaries operated mainly in dollars.

         Until December 31, 2001, Banco Galicia and the nonbank affiliated companies required to be consolidated operated both in dollars and in pesos. This was a consequence of the dual currency system of the Argentine economy. After that date, transactions in the financial system denominated in dollars have been significantly reduced and the dollar-denominated balances as of December 2002 and 2003 are mainly nonpesified assets and liabilities and the compensatory and hedge bonds received or to be received as compensation for asymmetric pesification.

         In 2002, Argentina experienced a high rate of inflation. The WPI increased approximately 118.44% between January 1, 2002 and December 31, 2002. Between January 1, 2003 and February 28, 2003, the WPI increased 0.87%. Between January 1, 2002 and February 28, 2003, the WPI increased 120.35%. In accordance with the then applicable accounting rules, starting January 1, 2002, our financial statements and those of the Bank began to be adjusted for inflation. Subsequently, as a result of the stabilization of the WPI during the first half of 2003, the requirement that financial statements be prepared in constant currency was eliminated for financial periods ending on or after March 1, 2003.

         Accordingly, information included in this section as of and for the fiscal year ended December 31, 2003 include the effects of inflation accounting through February 28, 2003, with the WPI increasing 0.87% between January 1, 2003 and February 28, 2003, while the information for periods prior to February 28, 2003 has been restated in constant pesos as of February 28, 2003 applying the approximately 120.35% change in the WPI for the period from January 1, 2002 to February 28, 2003. High rates of inflation affect the comparability of financial performance on a period-to-period basis. Although inflation accounting improves the comparability of the financial information, it does not eliminate or correct many of the distortions created by inflation that will affect period-to-period comparisons of financial information.

AVERAGE BALANCE SHEET AND INCOME FROM INTEREST-EARNING ASSETS AND EXPENSES FROM INTEREST-BEARING LIABILITIES

         The average balances of interest-earning assets and interest-bearing liabilities, including the related interest receivable and payable, are calculated on a daily basis for Banco Galicia and Galicia Uruguay. The average balances of interest-earning assets and interest bearing liabilities are calculated on a monthly basis for Tarjetas Regionales S.A. and the regional credit card companies in which it holds majority interests and for Grupo Galicia and its nonbanking subsidiaries.

         Average balances have been separated between those denominated in pesos and those denominated in dollars. The nominal interest rate is the amount of interest earned or paid during the period divided by the related average balance.

         Net gains/losses on government securities and related differences in market quotations are included in interest earned. Banco Galicia manages its trading activities in government securities as an integral part of its business. Banco Galicia does not distinguish between interest income and market gains or losses on its government securities portfolio. The nonaccrual loans balance is included in the average loan balance calculation.

         For fiscal year 2002, the average nominal interest rates were converted to real rates using the following formula:

                1 + N(p)                     (1 + N(d) (1 + D)
    R(p) =     ----------  - 1    R(d) =    -------------------  -  1
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

         The formula for the average real rate for foreign currency-denominated assets and liabilities (R(d)) reflects a gain or loss in purchasing power caused by the difference between the devaluation rate of the Argentine peso and the inflation rate in Argentina during the period.

         The following example illustrates the calculation of the real interest rate for a U.S. dollar asset bearing a nominal annual interest rate of 10% (Nd = 0.10), assuming a 5% annual devaluation rate (D = 0.05) and a 12% annual inflation rate (I = 0.12):

         (1 + 0.10) (1 + 0.05)
R(d) =   ---------------------   -  1  =  3.125% per year
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

         The following table shows Grupo Galicia's consolidated average balances, interest earned or paid and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2003.

                                          GRUPO GALICIA, FISCAL YEAR ENDED DECEMBER 31, 2003 (*)
                             --------------------------------------------------------------------------------
                                                        PESOS                            DOLLARS
                             --------------------------------------------------------------------------------
                                            INTEREST   AVERAGE                INTEREST   AVERAGE
                               AVERAGE       EARNED/    YIELD/    AVERAGE      EARNED/    YIELD/    AVERAGE
                               BALANCE        PAID      RATE      BALANCE       PAID      RATE      BALANCE
-------------------------------------------------------------------------------------------------------------
                                                   (in millions of pesos, except rates)
ASSETS

Government Securities......  Ps.   250.5   Ps.   23.3    9.30%  Ps. 1,832.3   Ps. 48.2     2.63%  Ps. 2,082.8
Loans
   Private Sector..........      2,981.0        705.6   23.67         986.2       89.2     9.04       3,967.2
   Public Sector...........      7,589.5        342.6    4.51             -          -        -       7,589.5
                             -----------   ----------   -----   -----------   --------    -----   -----------
Total Loans................     10,570.5      1,048.2    9.92         986.2       89.2     9.04      11,556.7
Other......................      1,309.3         61.1    4.67       5,776.3       64.4     1.11       7,085.6
                             -----------   ----------   -----   -----------   --------    -----   -----------
TOTAL INTEREST-EARNING
ASSETS.....................     12,130.3      1,132.6    9.34%      8,594.8      201.8     2.35%     20,725.1
Cash and Gold..............        207.0            -       -         135.5          -        -         342.5
Equity in Other Companies..        462.1            -       -         140.4          -        -         602.5
Other Assets...............      2,275.1            -       -         128.2          -        -       2,403.3
Allowances.................     (1,291.7)           -       -        (251.4)         -        -      (1,543.1)
                             -----------   ----------   -----   -----------   --------    -----   -----------
TOTAL ASSETS...............  Ps.13,782.8            -       -   Ps. 8,747.5          -        -   Ps.22,530.3

LIABILITIES AND EQUITY

Deposits
   Current Accounts........  Ps.   185.1   Ps.    3.0    1.62%  Ps.    30.5          -        -   Ps.   215.6
   Saving Accounts.........        434.6          3.4    0.78         178.5          -        -         613.1
   Time Deposits...........      2,185.4        230.6   10.55       1,422.9   Ps. 26.8     1.88%      3,608.3
                             -----------   ----------   -----   -----------   --------    -----   -----------
TOTAL INTEREST-BEARING
DEPOSITS                         2,805.1        237.0    8.45       1,631.9       26.8     1.64       4,437.0
Argentine Central Bank.....      8,062.0        473.1    5.87           0.7          -        -       8,062.7
Other Financial Entities...        174.4         69.9   40.08       1,900.0      121.0     6.37       2,074.4
Debt Securities............            -            -       -       2,710.5      154.2     5.69       2,710.5
Other .....................         45.7          9.6   21.01       1,307.4       58.4     4.47       1,353.1
                             -----------   ----------   -----   -----------   --------    -----   -----------
TOTAL INTEREST-BEARING
LIABILITIES................     11,087.2        789.6    7.12%      7,550.5      360.4     4.77%     18,637.7
Demand deposits............        700.6            -       -          72.2          -        -         772.8
Other Liabilities..........        939.4            -       -         561.5          -        -       1,500.9
Minority Interests.........         89.5            -       -           0.0          -        -          89.5
Shareholders' Equity.......      1,529.4            -       -             -          -        -       1,529.4
                             -----------   ----------   -----   -----------   --------    -----   -----------
TOTAL LIABILITIES
AND EQUITY.................  Ps.14,346.1            -       -   Ps. 8,184.2          -        -   Ps.22,530.3
SPREAD AND NET YIELD
Interest Rate Spread.......                              2.22%                            (2.42)%
Cost of Funds Supporting
Interest-Earning Assets....                              6.51                              4.19
Net Yield on
Interest-Earning Assets....                              2.83                             (1.85)
                             ===========   ==========   =====   ===========   ========    =====   ===========

                                   GRUPO GALICIA, FISCAL YEAR
                                   ENDED DECEMBER 31, 2003 (*)
                                   ---------------------------
                                                    TOTAL
                                   ---------------------------
                                       INTEREST    AVERAGE
                                        EARNED/     YIELD/
                                         PAID       RATE
--------------------------------------------------------------

ASSETS

Government Securities......            Ps.  71.5     3.43%
Loans
   Private Sector..........                794.8    20.03
   Public Sector...........                342.6     4.51
                                       ---------   ------
Total Loans................              1,137.4     9.84
Other......................                125.5     1.77
                                       ---------   ------
TOTAL INTEREST-EARNING
ASSETS.....................              1,334.4     6.44%
Cash and Gold..............                    -        -
Equity in Other Companies..                    -        -
Other Assets...............                    -        -
Allowances.................                    -        -
                                       ---------   ------
TOTAL ASSETS...............                    -        -

LIABILITIES AND EQUITY

Deposits
   Current Accounts........            Ps.   3.0     1.39%
   Saving Accounts.........                  3.4     0.55
   Time Deposits...........                257.4     7.13
                                       ---------   ------
TOTAL INTEREST-BEARING
DEPOSITS                                   263.8     5.95
Argentine Central Bank.....                473.1     5.87
Other Financial Entities...                190.9     9.20
Debt Securities............                154.2     5.69
Other .....................                 68.0     5.03
                                       ---------   ------
TOTAL INTEREST-BEARING
LIABILITIES................              1,150.0     6.17%
Demand deposits............                    -        -
Other Liabilities..........                    -        -
Minority Interests.........                    -        -
Shareholders' Equity.......                    -        -
                                       ---------   ------
TOTAL LIABILITIES
AND EQUITY.................                    -        -
SPREAD AND NET YIELD
Interest Rate Spread.......                          0.27%
Cost of Funds Supporting
Interest-Earning Assets....                          5.55
Net Yield on
Interest-Earning Assets....                          0.89
                                       =========   ======

(*) Rates include the CER adjustment.

         The following tables show Grupo Galicia's consolidated average balances, interest earned or paid and nominal and real interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2002.

                                                          GRUPO GALICIA, FISCAL YEAR ENDED DECEMBER 31, 2002 (*)
                                         ----------------------------------------------------------------------------------------
                                                                    PESOS                                 DOLLARS
                                         ----------------------------------------------------------------------------------------
                                                       INTEREST    AVERAGE                   INTEREST     AVERAGE
                                           AVERAGE      EARNED/     YIELD/       AVERAGE      EARNED/      YIELD/     AVERAGE
                                           BALANCE       PAID        RATE        BALANCE       PAID        RATE       BALANCE
---------------------------------------------------------------------------------------------------------------------------------
                                                     (in millions of February 28, 2003, constant pesos, except rates)
ASSETS

Government Securities ................. Ps.   575.4   Ps.  213.7       37.14%  Ps. 1,680.2   Ps.   84.9        5.05%  Ps. 2,255.6
Loans
   Private Sector .....................     4,959.9      1,345.1       27.12       1,989.6        102.1        5.13      6,949.5
   Public Sector ......................     8,312.9      2,956.9       35.57             -            -           -      8,312.9
                                        -----------   ----------  ----------   -----------   ----------  ----------  -----------
Total Loans ...........................    13,272.8      4,302.0       32.41       1,989.6        102.1        5.13     15,262.4
Other .................................     1,338.9        448.8       33.52       8,096.6        161.6        2.00      9,435.5
                                        -----------   ----------  ----------   -----------   ----------  ----------  -----------

TOTAL INTEREST-EARNING ASSETS .........    15,187.1      4,964.5       32.69%     11,766.4        348.6        2.96%    26,953.5
Cash and Gold .........................       226.6            -           -         190.7            -           -        417.3
Equity in Other Companies .............       538.5            -           -         253.0            -           -        791.5
Other Assets ..........................     2,090.7            -           -         670.0            -           -      2,760.7
Allowances ............................    (1,281.3)           -           -        (140.8)           -           -     (1,422.1)
                                        -----------   ----------  ----------   -----------   ----------  ----------  -----------
TOTAL ASSETS .......................... Ps.16,761.6            -           -   Ps.12,739.3            -           -  Ps.29,500.9

LIABILITIES AND EQUITY

Deposits
   Current Accounts ................... Ps.   161.7   Ps.   17.1       10.58%  Ps.    32.9   Ps.    0.4        1.22% Ps.   194.6
   Saving Accounts ....................     1,000.3          6.6        0.66         451.5          2.5        0.55      1,451.8
   Time Deposits ......................     2,917.4      1,214.1       41.62       3,454.1        120.6        3.49      6,371.5
                                        -----------   ----------  ----------   -----------   ----------  ----------  -----------
TOTAL INTEREST-BEARING DEPOSITS .......     4,079.4      1,237.8       30.34       3,938.5        123.5        3.14      8,017.9
Argentine Central Bank ................     7,144.1      2,237.7       31.32           3.5          0.1        2.86      7,147.6
Other Financial Entities ..............       198.8         29.8       14.99       2,579.9        216.1        8.38      2,778.7
Debt Securities .......................        16.3          2.4       14.72       2,552.2        149.2        5.85      2,568.5
Other .................................       769.9        200.8       26.08       1,613.7        128.6        7.97      2,383.6
                                        -----------   ----------  ----------   -----------   ----------  ----------  -----------
TOTAL INTEREST-BEARING LIABILITIES ....    12,208.5      3,708.5       30.38%     10,687.8        617.5        5.78%    22,896.3
Demand deposits .......................       622.9            -           -         232.0            -           -        854.9
Other Liabilities .....................     2,455.7            -           -         714.7            -           -      3,170.4
Minority Interests ....................       147.4            -           -           0.0            -           -        147.4
Shareholders' Equity ..................     2,431.9            -           -             -            -           -      2,431.9
                                        -----------   ----------  ----------   -----------   ----------  ----------  -----------
TOTAL LIABILITIES AND EQUITY .......... Ps.17,866.4            -           -   Ps.11,634.5            -           -  Ps.29,500.9
SPREAD AND NET YIELD
Interest Rate Spread ..................                                 2.31%                                 (2.82)%
Cost of Funds Supporting
  Interest-Earning Assets .............                                24.42                                   5.25
Net Yield on Interest-Earning Assets ..                                 8.27                                  (2.29)

                                         GRUPO GALICIA, FISCAL YEAR
                                         ENDED DECEMBER 31, 2002 (*)
                                         ------------------------
                                                          TOTAL
                                         ------------------------
                                            INTEREST    AVERAGE
                                             EARNED/     YIELD/
                                              PAID        RATE
-----------------------------------------------------------------
                                          (in millions of February
                                          28, 2003, constant pesos,
                                                except rates)
ASSETS

Government Securities ..................   Ps.  298.6       13.24%
Loans
   Private Sector ......................      1,447.2       20.82
   Public Sector .......................      2,956.9       35.57
                                           ----------  ----------
Total Loans ............................      4,404.1       28.86
Other ..................................        610.4        6.47
                                           ----------  ----------

TOTAL INTEREST-EARNING ASSETS ..........      5,313.1       19.71%
Cash and Gold ..........................            -           -
Equity in Other Companies ..............            -           -
Other Assets ...........................            -           -
Allowances .............................            -           -
                                           ----------  ----------
TOTAL ASSETS ...........................            -           -

LIABILITIES AND EQUITY

Deposits
   Current Accounts ....................   Ps.   17.5        8.99%
   Saving Accounts .....................          9.1        0.63
   Time Deposits .......................      1,334.7       20.95
                                           ----------  ----------
TOTAL INTEREST-BEARING DEPOSITS ........      1,361.3       16.98
Argentine Central Bank .................      2,237.8       31.31
Other Financial Entities ...............        245.9        8.85
Debt Securities ........................        151.6        5.90
Other ..................................        329.4       13.82
                                           ----------  ----------
TOTAL INTEREST-BEARING LIABILITIES .....      4,326.0       18.89%
Demand deposits ........................            -           -
Other Liabilities ......................            -           -
Minority Interests .....................            -           -
Shareholders' Equity ...................            -           -
                                           ----------  ----------
TOTAL LIABILITIES AND EQUITY ...........            -           -
SPREAD AND NET YIELD
Interest Rate Spread ...................                     0.82%
Cost of Funds Supporting
  Interest-Earning Assets ..............                    16.05
Net Yield on Interest-Earning Assets ...                     3.66

(*) Rates include the CER adjustment.

                                                              GRUPO GALICIA, FISCAL YEAR ENDED DECEMBER 31, 2002 (*)
                                         ------------------------------------------------------------------------------------------
                                                                           PESOS                                        DOLLARS
                                         ------------------------------------------------------------------------------------------
                                                          INTEREST         AVERAGE                       INTEREST       AVERAGE
                                           AVERAGE         EARNED/          REAL/          AVERAGE        EARNED/        REAL/
                                           BALANCE          PAID            RATE           BALANCE         PAID          RATE
-----------------------------------------------------------------------------------------------------------------------------------
                                                       (in millions of February 28, 2003, constant pesos, except rates)
ASSETS

Government Securities ...............   Ps.   575.4      Ps.  213.7          (37.22)%   Ps. 1,680.2     Ps.   84.9         61.74%
Loans
   Private Sector ...................       4,959.9         1,345.1          (41.81)        1,989.6          102.1         61.85
   Public Sector ....................       8,312.9         2,956.9          (37.94)            0.0            0.0          0.00
                                        -----------      ----------      ----------     -----------     ----------    ----------
Total Loans .........................      13,272.8         4,302.0          (39.38)        1,989.6          102.1         61.85
Other ...............................       1,338.9           448.8          (38.88)        8,096.6          161.6         57.03
                                        -----------      ----------      ----------     -----------     ----------    ----------
TOTAL INTEREST-EARNING ASSETS .......      15,187.1         4,964.5          (39.26)%      11,766.4          348.6         58.52%
Cash and Gold .......................         226.6               -               -           190.7              -             -
Equity in Other Companies ...........         538.5               -               -           253.0              -             -
Other Assets ........................       2,090.7               -               -           670.0              -             -
Allowances ..........................      (1,281.3)              -               -          (140.8)             -             -
                                        -----------      ----------      ----------     -----------     ----------    ----------
TOTAL ASSETS ........................   Ps.16,761.6               -               -     Ps.12,739.3              -             -

LIABILITIES AND EQUITY

Deposits
   Current Accounts .................   Ps.   161.7      Ps.   17.1          (49.36)%   Ps.    32.9     Ps.    0.4         55.83%
   Saving Accounts ..................       1,000.3             6.6          (53.92)          451.5            2.5         54.82
   Time Deposits ....................       2,917.4         1,214.1          (35.17)        3,454.1          120.6         59.33
                                        -----------      ----------      ----------     -----------     ----------    ----------
TOTAL INTEREST-BEARING DEPOSITS .....       4,079.4         1,237.8          (40.33)        3,938.5          123.5         58.78
Argentine Central Bank ..............       7,144.1         2,237.7          (39.88)            3.5            0.1         58.05
Other Financial Entities ............         198.8            29.8          (47.37)        2,579.9          216.1         66.85
Debt Securities .....................          16.3             2.4          (47.54)        2,552.2          149.2         62.96
Other ...............................         769.9           200.8          (42.27)        1,613.7          128.6         66.23
                                        -----------      ----------      ----------     -----------     ----------    ----------
TOTAL INTEREST-BEARING
  LIABILITIES .......................      12,208.5         3,708.5          (40.32)%      10,687.8          617.5         62.85%
Demand deposits .....................         622.9               -               -           232.0              -             -
Other Liabilities ...................       2,455.7               -               -           714.7              -             -
Minority Interests ..................         147.4               -               -               -              -             -
Shareholders' Equity ................       2,431.9               -               -               -              -             -
                                        -----------      ----------      ----------     -----------     ----------    ----------
TOTAL LIABILITIES AND EQUITY ........   Ps.17,866.4               -               -     Ps.11,634.5              -             -
SPREAD AND NET YIELD
Interest Rate Spread ................                                          1.06%                                       (4.33)%
Cost of Funds Supporting
  Interest-Earning Assets ...........                                        (43.04)                                       62.03
Net Yield on Interest-Earning
  Assets ............................                                        (50.44)                                       50.43

                                                     GRUPO GALICIA, FISCAL YEAR ENDED DECEMBER 31, 2002 (*)
                                                --------------------------------------------------------------
                                                                                                 TOTAL
                                                --------------------------------------------------------------
                                                                       INTEREST                AVERAGE
                                                    AVERAGE             EARNED/                  REAL/
                                                    BALANCE              PAID                    RATE
--------------------------------------------------------------------------------------------------------------
                                               (in millions of February 28, 2003, constant pesos, except rates)
ASSETS

Government Securities .......................     Ps. 2,255.6         Ps.  298.6                   36.49%
Loans
   Private Sector ...........................         6,949.5            1,447.2                  (12.13)
   Public Sector ............................         8,312.9            2,956.9                  (37.94)
                                                  -----------         ----------              ----------
Total Loans .................................        15,262.4            4,404.1                  (26.18)
Other .......................................         9,435.5              610.4                   43.42
                                                  -----------         ----------              ----------
TOTAL INTEREST-EARNING ASSETS ...............        26,953.5            5,313.1                    3.43%
Cash and Gold ...............................           417.3                  -                       -
Equity in Other Companies ...................           791.5                  -                       -
Other Assets ................................         2,760.7                  -                       -
Allowances ..................................        (1,422.1)                 -                       -
                                                  -----------         ----------              ----------
TOTAL ASSETS ................................     Ps.29,500.9                  -                       -

LIABILITIES AND EQUITY

Deposits
   Current Accounts .........................     Ps.   194.6         Ps.   17.5                  (31.57)%
   Saving Accounts ..........................         1,451.8                9.1                  (20.11)
   Time Deposits ............................         6,371.5            1,334.7                   16.06
                                                  -----------         ----------              ----------
TOTAL INTEREST-BEARING DEPOSITS .............         8,017.9            1,361.3                    8.35
Argentine Central Bank ......................         7,147.6            2,237.8                  (39.83)
Other Financial Entities ....................         2,778.7              245.9                   58.68
Debt Securities .............................         2,568.5              151.6                   62.26
Other .......................................         2,383.6              329.4                   31.19
                                                  -----------         ----------              ----------
TOTAL INTEREST-BEARING
  LIABILITIES ...............................        22,896.3            4,326.0                    7.84%
Demand deposits .............................           854.9                  -                       -
Other Liabilities ...........................         3,170.4                  -                       -
Minority Interests ..........................           147.4                  -                       -
Shareholders' Equity ........................         2,431.9                  -                       -
                                                  -----------         ----------              ----------
TOTAL LIABILITIES AND EQUITY ................     Ps.29,500.9                  -                       -
SPREAD AND NET YIELD
Interest Rate Spread ........................                                                      (4.41)%
Cost of Funds Supporting
  Interest-Earning Assets ...................                                                       2.83
Net Yield on Interest-Earning
  Assets ....................................                                                      (6.41)

(*) Rates include the CER adjustment.

         The following tables show Grupo Galicia's consolidated average balances, interest earned or paid and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2001.

                                                            GRUPO GALICIA, FISCAL YEAR ENDED DECEMBER 31, 2001
                                         ----------------------------------------------------------------------------------
                                                                         PESOS                                   DOLLARS
                                         ----------------------------------------------------------------------------------
                                                          INTEREST      AVERAGE                     INTEREST     AVERAGE
                                          AVERAGE          EARNED/       YIELD/     AVERAGE          EARNED/      YIELD/
                                          BALANCE           PAID         RATE       BALANCE           PAID        RATE
---------------------------------------------------------------------------------------------------------------------------
                                                 (in millions of February 28, 2003, constant pesos, except rates)
ASSETS

Government Securities ................   Ps.   43.2      Ps.   6.9         15.97% Ps.  2,488.1     Ps. 270.5        10.87%
Loans
   Private Sector ....................      3,903.3          986.2         25.27       9,840.0       1,192.3        12.12
   Public Sector .....................        225.4           48.5         21.52       6,033.6         979.0        16.23
                                         ----------      ---------      --------  ------------     ---------     --------
Total Loans ..........................      4,128.7        1,034.7         25.06      15,873.6       2,171.3        13.68
Other ................................        136.3            8.2          6.02       4,584.3         317.5         6.93
                                         ----------      ---------      --------  ------------     ---------     --------
TOTAL INTEREST-EARNING ASSETS ........      4,308.2        1,049.8         24.37%     22,946.0       2,759.3        12.03%
Cash and Gold ........................        462.9              -             -         291.5             -            -
Equity in Other Companies ............        277.4              -             -         347.9             -            -
Other Assets .........................      3,019.6              -             -       1,074.9             -            -
Allowances ...........................       (317.3)             -             -        (443.7)            -            -
                                         ----------      ---------      --------  ------------     ---------     --------
TOTAL ASSETS .........................   Ps.7,750.8              -             -  Ps. 24,216.6             -            -

LIABILITIES AND EQUITY

Deposits
   Current Accounts ..................   Ps.  204.3      Ps.  17.1          8.37% Ps.    535.6     Ps.  35.7         6.67%
   Saving Accounts ...................      1,006.1           16.9          1.68       1,415.5          21.4         1.51
   Time Deposits .....................      2,285.2          320.7         14.03      11,965.1       1,067.8         8.92
                                         ----------      ---------      --------  ------------     ---------     --------
TOTAL INTEREST-BEARING DEPOSITS ......      3,495.6          354.7         10.15      13,916.2       1,124.9         8.08
Argentine Central Bank ...............        111.8           10.8          9.66          37.9           3.1         8.18
Other Financial Entities .............         37.7           14.3         37.93       1,670.8         132.9         7.95
Debt Securities ......................            -              -             -       2,934.2         245.7         8.37
Other ................................          1.5            0.2         13.33       1,841.6         138.8         7.54
                                         ----------      ---------      --------  ------------     ---------     --------
TOTAL INTEREST-BEARING
  LIABILITIES ........................      3,646.6          380.0         10.42%     20,400.7       1,645.4         8.07%
Demand deposits ......................      1,079.7              -             -         121.7             -            -
Other Liabilities ....................      1,070.3              -             -       2,335.7             -            -
Minority Interests ...................        259.3              -             -             -             -            -
Shareholders' Equity .................      3,053.4              -             -             -             -            -
                                         ----------      ---------      --------  ------------     ---------     --------
TOTAL LIABILITIES AND EQUITY .........   Ps.9,109.3              -             -  Ps. 22,858.1             -            -
SPREAD AND NET YIELD
Interest Rate Spread .................                                     13.95%                                    3.96%
Cost of Funds Supporting
  Interest-Earning Assets ............                                      8.82                                     7.17
Net Yield on Interest-Earning
  Assets .............................                                     15.55                                     4.85

                                               GRUPO GALICIA, FISCAL YEAR ENDED DECEMBER 31, 2001
                                         -----------------------------------------------------------
                                                                                              TOTAL
                                         -----------------------------------------------------------
                                                                      INTEREST               AVERAGE
                                            AVERAGE                    EARNED/                YIELD/
                                            BALANCE                     PAID                   RATE
-----------------------------------------------------------------------------------------------------
                                        (in millions of February 28, 2003, constant pesos, except rates)
ASSETS

Government Securities ................    Ps. 2,531.3                Ps.   277.4                10.96%
Loans
   Private Sector ....................       13,743.3                    2,178.5                15.85
   Public Sector .....................        6,259.0                    1,027.5                16.42
                                          -----------                -----------             --------
Total Loans ..........................       20,002.3                    3,206.0                16.03
Other ................................        4,720.6                      325.7                 6.90
                                          -----------                -----------             --------
TOTAL INTEREST-EARNING ASSETS ........       27,254.2                    3,809.1                13.98%
Cash and Gold ........................          754.4                          -                    -
Equity in Other Companies ............          625.3                          -                    -
Other Assets .........................        4,094.5                          -                    -
Allowances ...........................         (761.0)                         -                    -
                                          -----------                -----------             --------
TOTAL ASSETS .........................    Ps.31,967.4                          -                    -

LIABILITIES AND EQUITY

Deposits
   Current Accounts ..................    Ps.   739.9                Ps.    52.8                 7.14%
   Saving Accounts ...................        2,421.6                       38.3                 1.58
   Time Deposits .....................       14,250.3                    1,388.5                 9.74
                                          -----------                -----------             --------
TOTAL INTEREST-BEARING DEPOSITS ......       17,411.8                    1,479.6                 8.50
Argentine Central Bank ...............          149.7                       13.9                 9.29
Other Financial Entities .............        1,708.5                      147.2                 8.62
Debt Securities ......................        2,934.2                      245.7                 8.37
Other ................................        1,843.1                      139.0                 7.54
                                          -----------                -----------             --------
TOTAL INTEREST-BEARING
  LIABILITIES ........................       24,047.3                    2,025.4                 8.42%
Demand deposits ......................        1,201.4                          -                    -
Other Liabilities ....................        3,406.0                          -                    -
Minority Interests ...................          259.3                          -                    -
Shareholders' Equity .................        3,053.4                          -                    -
                                          -----------                -----------             --------
TOTAL LIABILITIES AND EQUITY .........    Ps.31,967.4                          -                    -
SPREAD AND NET YIELD
Interest Rate Spread .................                                                           5.56%
Cost of Funds Supporting
  Interest-Earning Assets ............                                                           7.43
Net Yield on Interest-Earning
  Assets .............................                                                           6.54

CHANGES IN NET INTEREST INCOME--VOLUME AND RATE ANALYSIS

         The table on the following page allocates, by currency, changes in Grupo Galicia's consolidated interest income and interest expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for (i) the fiscal year ended December 31, 2003 compared with the fiscal year ended December 31, 2002; and (ii) the fiscal year ended December 31, 2002, compared with the fiscal year ended December 31, 2001. Differences related to rate or volume are allocated proportionally to the rate variance and the volume variance, respectively.

                                       FISCAL YEAR 2003/ FISCAL YEAR 2002,                FISCAL YEAR 2002/ FISCAL YEAR 2001,
                                      INCREASE (DECREASE) DUE TO CHANGES IN              INCREASE (DECREASE) DUE TO CHANGES IN
                                     -----------------------------------------        -------------------------------------------
                                      VOLUME          RATE         NET CHANGE          VOLUME            RATE          NET CHANGE
                                     -----------------------------------------        --------------------------------------------
                                               (in millions of pesos)             (in millions of February 28, 2003, constant pesos)
INTEREST EARNING ASSETS
Government securities
      Pesos..................        Ps. (81.8)   Ps.   (108.6)   Ps.   (190.4)       Ps.   186.6      Ps.   20.2      Ps.   206.8
      Dollars................              8.5           (45.2)          (36.7)             (70.1)         (115.5)          (185.6)
                                     -----------------------------------------        --------------------------------------------
Total .......................            (73.3)         (153.8)         (227.1)             116.5           (95.3)            21.2
Loans
Private Sector
      Pesos..................           (484.9)         (154.6)         (639.5)             282.3            76.6            358.9
      Dollars................             25.2           (38.1)          (12.9)            (632.8)         (457.4)        (1,090.2)
                                     -----------------------------------------        --------------------------------------------
Total .......................           (459.7)         (192.7)         (652.4)            (350.5)         (380.8)          (731.3)
Public Sector
      Pesos..................           (236.9)       (2,377.4)       (2,614.3)           2,856.5            51.9          2,908.4
      Dollars................                -               -               -             (489.6)         (489.4)          (979.0)
                                     -----------------------------------------        --------------------------------------------
Total .......................           (236.9)       (2,377.4)       (2,614.3)           2,366.9          (437.5)         1,929.4
Other
      Pesos..................             (9.7)         (378.0)         (387.7)             288.8           151.8            440.6
      Dollars................            (38.2)          (59.0)          (97.2)          (2,207.0)        2,051.1           (155.9)
                                     -----------------------------------------        --------------------------------------------
Total .......................            (47.9)         (437.0)         (484.9)          (1,918.2)        2,202.9            284.7
TOTAL INTEREST-EARNING ASSETS
      Pesos..................           (813.3)       (3,018.6)       (3,831.9)           3,614.2           300.5          3,914.7
      Dollars................             (4.5)         (142.3)         (146.8)          (3,399.5)          988.8         (2,410.7)
                                     -----------------------------------------        --------------------------------------------
TOTAL .......................        Ps.(817.8)   Ps. (3,160.9)   Ps. (3,978.7)       Ps.   214.7      Ps.1,289.3      Ps. 1,504.0
                                     -----------------------------------------        --------------------------------------------
INTEREST BEARING LIABILITIES
Demand Account
      Pesos..................              2.9           (17.0)          (14.1)                 -               -                -
      Dollars................                -            (0.4)           (0.4)             (19.0)          (16.3)           (35.3)
                                     -----------------------------------------        --------------------------------------------
Total .......................              2.9           (17.4)          (14.5)             (19.0)          (16.3)           (35.3)
Saving Account
      Pesos..................             (4.8)            1.6            (3.2)                 -           (10.3)           (10.3)
      Dollars................             (0.9)           (1.6)           (2.5)              (9.8)           (9.1)           (18.9)
                                     -----------------------------------------        --------------------------------------------
Total .......................             (5.7)            0.0            (5.7)              (9.8)          (19.4)           (29.2)
Time Deposits
      Pesos..................           (247.4)         (736.1)         (983.5)             110.1           783.3            893.4
      Dollars................            (52.6)          (41.2)          (93.8)            (510.2)         (437.0)          (947.2)
                                     -----------------------------------------        --------------------------------------------
Total .......................           (300.0)         (777.3)       (1,077.3)            (400.1)          346.3            (53.8)
With the Argentine Central Bank
      Pesos..................            331.4        (2,096.0)       (1,764.6)           2,149.4            77.5          2,226.9
      Dollars................                -            (0.1)           (0.1)              (1.7)           (1.3)            (3.0)
                                     -----------------------------------------        --------------------------------------------
Total .......................            331.4        (2,096.1)       (1,764.7)           2,147.7            76.2          2,223.9
With Other Financial Entities
      Pesos..................             (3.2)           43.3            40.1               18.1            (2.6)            15.5
      Dollars................            (49.8)          (45.3)          (95.1)              75.8             7.4             83.2
                                     -----------------------------------------        --------------------------------------------
Total .......................            (53.0)           (2.0)          (55.0)              93.9             4.8             98.7
Negotiable Obligations
      Pesos..................             (0.3)           (2.1)           (2.4)               2.4               -              2.4
      Dollars................              8.1            (3.1)            5.0              (29.2)          (67.3)           (96.5)
                                     -----------------------------------------        --------------------------------------------
Total........................              7.8            (5.2)            2.6              (26.8)          (67.3)           (94.1)
Other liabilities
      Pesos..................           (158.4)          (32.8)         (191.2)             200.5             0.1            200.6
      Dollars................            (21.2)          (49.0)          (70.2)             (19.2)            9.0            (10.2)
                                     -----------------------------------------        --------------------------------------------
Total .......................           (179.6)          (81.8)         (261.4)             181.3             9.1            190.4
TOTAL INTEREST BEARING LIABILITIES
      Pesos..................            (79.8)       (2,839.1)       (2,918.9)           2,480.5           848.0          3,328.5
      Dollars................           (116.4)         (140.7)         (257.1)            (513.3)         (514.6)        (1,027.9)
                                     -----------------------------------------        --------------------------------------------
TOTAL .......................        Ps.(196.2)   Ps. (2,979.8)   Ps. (3,176.0)       Ps. 1,967.2      Ps.  333.4      Ps. 2,300.6

INTEREST-EARNING ASSETS--NET YIELD ON INTEREST-EARNING ASSETS

         The following table analyzes, by currency of denomination, the levels of Grupo Galicia's and Banco Galicia's average interest-earning assets and net interest earned, and illustrates the net yields and spreads obtained, for each of the periods indicated.

                                                                                           GRUPO GALICIA
                                                                    -----------------------------------------------------------
                                                                                  FISCAL YEAR ENDED DECEMBER 31,
                                                                    -----------------------------------------------------------
                                                                            2003                  2002                 2001
                                                                    -----------------------------------------------------------
                                                                     (in millions of        (in millions of February 28, 2003,
                                                                    pesos, except rates)       constant pesos, except rates)
TOTAL AVERAGE INTEREST-EARNING ASSETS
     Pesos......................................................        Ps. 12,130.3          Ps. 15,187.1          Ps. 4,308.2
     Dollars....................................................             8,594.8              11,766.4             22,946.0
                                                                        -------------------------------------------------------
TOTAL...........................................................            20,725.1              26,953.5             27,254.2
NET INTEREST EARNED (1)
     Pesos......................................................               343.0               1,256.0                669.8
     Dollars....................................................              (158.6)               (268.9)             1,113.9
                                                                        -------------------------------------------------------
TOTAL...........................................................               184.4                 987.1              1,783.7
NET YIELD ON INTEREST-EARNING ASSETS (2) (%)
     Pesos......................................................                2.83%                 8.27%               15.55%
     Dollars....................................................               (1.85)                (2.29)                4.85
WEIGHTED-AVERAGE YIELD..........................................                0.89                  3.66                 6.54
INTEREST SPREAD, NOMINAL BASIS (3) (%)
     Pesos......................................................                2.22                  2.31                13.95
     Dollars....................................................               (2.42)                (2.82)                3.96
WEIGHTED-AVERAGE YIELD..........................................                0.27                  0.82                 5.56
NET YIELD ON INTEREST-EARNING ASSETS, REAL BASIS (4) (%)
     Pesos......................................................                   -                (50.44)                   -
     Dollars....................................................                   -                 50.43                    -
WEIGHTED-AVERAGE YIELD..........................................                   -                 (6.41)                   -
INTEREST SPREAD, REAL BASIS (4) (%)
     Pesos......................................................                   -                  1.06                    -
     Dollars....................................................                   -                 (4.33)                   -
WEIGHTED-AVERAGE YIELD..........................................                   -                 (4.41)                   -
                                                                        =======================================================

(*)      Rates have been annualized.

(1) Net interest earned corresponds to the Group's or the Bank's net financial income plus:

         - Credit related fees (included in "Income from Services - In Relation to Lending Transactions" in the Income Statement) - Contributions to the deposit insurance system, and contributions and taxes on financial income included in the income statement line "Financial Expenses - Other," less:

         - Net income from the corporate securities included under "Financial Income/Expenses- Interest Income and Holdings Gains/Losses from Government and Corporate Securities," in the income statement and

         - Differences in quotation of gold and foreign currency and premiums on foreign currency transactions, included in "Financial Income/Expenses - Other," in the income statement.

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

GOVERNMENT AND CORPORATE SECURITIES

         The following table shows Grupo Galicia's holdings of government and corporate securities at the balance sheet dates, and the breakdown of the portfolio in accordance with the Argentine Central Bank classification system and by the securities' currency of denomination. As of December 31, 2003, the Bank's holdings of government and corporate securities were identical to its net position as the Bank did not enter into any forward purchases or sales and no spot transactions pending settlement were outstanding as of that date.

                                                                                        GRUPO GALICIA,
                                                                       ---------------------------------------------
                                                                                      AS OF DECEMBER 31,
                                                                       ---------------------------------------------
                                                                             2003                        2002
                                                                       ---------------------------------------------
                                                                       (in millions of             (in millions of
                                                                            pesos)                February 28, 2003,
                                                                                                   constant pesos)
GOVERNMENT SECURITIES
Pesos
     Trading..........................................................    Ps.   313.1                 Ps.     2.5
     Investments......................................................              -                           -
     Available for Sale...............................................              -                           -
     Unlisted Securities..............................................           79.3                       140.4
                                                                          ---------------------------------------
TOTAL GOVERNMENT SECURITIES IN PESOS..................................    Ps.   392.4                 Ps.   142.9
Dollars
     Trading..........................................................    Ps.    14.5                 Ps.     4.8
     Investments......................................................        2,485.1                     1,673.0
     Available for Sale...............................................              -                           -
     Unlisted Securities .............................................            6.9                         6.2
                                                                          ---------------------------------------
TOTAL GOVERNMENT SECURITIES IN DOLLARS................................    Ps. 2,506.5                 Ps. 1,684.0
                                                                          ---------------------------------------
TOTAL GOVERNMENT SECURITIES...........................................    Ps. 2,898.9                 Ps. 1,826.9
CORPORATE EQUITY SECURITIES (QUOTED)
     Pesos............................................................              -                           -
     Dollars..........................................................              -                           -
                                                                          ---------------------------------------
TOTAL CORPORATE EQUITY SECURITIES ....................................              -                           -
                                                                          ---------------------------------------
TOTAL GOVERNMENT AND CORPORATE EQUITY SECURITIES .....................    Ps. 2,898.9                 Ps. 1,826.9
MUTUAL FUNDS..........................................................              -                           -
CORPORATE DEBT SECURITIES
     Pesos............................................................    Ps.     0.2                 Ps.     0.2
     Dollars..........................................................            1.0                         2.7
                                                                          ---------------------------------------
TOTAL CORPORATE DEBT SECURITIES.......................................    Ps.     1.2                 Ps.     2.9
                                                                          ---------------------------------------
TOTAL GOVERNMENT AND CORPORATE SECURITIES ............................    Ps. 2,900.1                 Ps. 1,829.8
                                                                          =======================================

         As of December 31, 2003, the Group's portfolio of government securities amounted to Ps. 2,898.9 million. Of such total Ps. 2,897.3 million corresponded to the Bank and the remaining Ps. 1.6 million to Sudamericana Holding S.A. The Bank's total mainly comprised (i) peso-denominated Lebac for Ps. 305.5 million (held for trading in the Argentine Central Bank classification system), (ii) peso-denominated Fiscal Credit Certificates (unlisted) for Ps. 78.6 million, and
(iii) dollar-denominated Argentine Republic External Notes for Ps. 875.1 million and BODEN 2012 for Ps. 1,610.0 million (held for investment in the Argentine Central Bank classification system), all of them recorded by the Bank in Argentina. The BODEN 2012 corresponded to the bonds actually received by the Bank as compensation for the effects of asymmetric pesification (compensatory and hedge bonds).

         The increase in the Group's holdings of government securities in 2003 over the Ps. 1,826.9 million held as of December 31, 2002, was mainly due to the receipt by the Bank of additional compensatory BODEN 2012 during 2003, in the amount of US$609.2 million of nominal BODEN 2012, net of US$137 million of nominal BODEN 2012 transferred to Galicia Uruguay and used by the latter to settle the exchange offer made to its depositors in 2003. This increase was partially offset by the decrease in the exchange rate during 2003, from Ps.
3.336 as of December 31, 2002 to Ps. 2.933 as of December 31, 2003.

         The increase in the Group's holdings of government securities in 2002 as compared with the Ps. 273.2 million held as of December 31, 2001, was mainly due to the recording in 2002, by the Bank, of BODEN 2012 as compensation for asymmetric pesification, as established by Decrees No. 214/02, 494/02, 905/02 and 2167/02, the latter published in the Official Gazette on October 29, 2002. See "--Main Regulatory Changes in 2002 and 2003--

Compensation to Financial Institutions." This increase was also attributable to the increase in the exchange rate during 2002.

         The BODEN 2012 effectively received by the Bank are recorded as government securities while the BODEN 2012 still to be received are recorded as "Other Receivables from Financial Brokerage."

         In accordance with Argentine Central Bank rules, quoted government securities held-for-trading purposes are carried at their Argentine closing market quotation less estimated selling costs.

         Argentine Central Bank Communique "A" 3857, dated January 7, 2003, established that financial institutions could record as investments, only those securities incorporated to their balance sheets through December 31, 2002. After that date, the value of any securities (except the compensatory and the hedge bonds received and to be received according to applicable compensation rules or other compensation to be received) incorporated into a bank's position will be marked-to-market.

         As of December 31, 2003, in accordance with Argentine Central Bank accounting rules, the Bank recorded the BODEN 2012 already received and its right to acquire BODEN 2012 in the future as assets having equal value to 100% of the face value of such BODEN 2012. The estimated market value of these assets is significantly lower. As of June 25, 2004, the BODEN 2012 were trading at approximately 66.90% of par value. See Item 3. "Key Information--Risk Factors--Risk Factors Relating to the Bank--The Bank has recorded BODEN 2012 and its rights to receive or acquire future BODEN 2012 as assets having a value equal to the face amount of the BODEN 2012 received or to be received and acquired, which does not reflect its actual market value," Item 3. "Key Information--Risk Factors--Risk Factors Relating to the Bank--There is a possibility that the Bank receives less BODEN 2012 from the Argentine government than it believes it is entitled to receive," and Item 3. "Key Information--Risk Factors--Risk Factors Relating to the Bank--The BODEN 2012 may be subject to subsequent renegotiation." The Argentine Republic External Notes were held for investment and carried at their face value.

         The Argentine Republic External Notes and the Tax Credit Certificates are in payment default.

         Through its Communique "A" 3278, the Argentine Central Bank established that effective June 1, 2001, quoted government securities in investment accounts had to be valued at their acquisition cost increased by accruing their internal rate of return over the period elapsed since the date of inclusion of the securities in the investment account category. This was also applicable to the securities incorporated in investments accounts prior to June 1, 2001. In this case, the acquisition cost was established as their book value as of May 31, 2001, resulting from the previous valuation rules. The change in valuation rules was not be retroactive nor should it generate any accounting adjustments. For government securities previously included in trading accounts, the cost value is their closing market value as of the day before their transfer to an investment account. In accordance with Argentine Central Bank rules, the carrying value of investment-account securities must be reduced at each month end for the positive difference between their book value and their market value increased by 20%.

         For the securities received by financial institutions as compensation for the effects of asymmetric pesification under the provisions of Decrees No. 905/02 and No. 2167/02 carried at their face value (in the Bank's case, BODEN
2012), the reduction mentioned in the preceding paragraph for the difference between book value and market value increased by 20.0% is not applicable. However, on October 29, 2002, Argentine Central Bank Communique "A" 3785 restricted the distribution of cash dividends by establishing that banks should adjust their earnings to be distributed as cash dividends with the difference between the market value and the carrying value of these bonds.

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

         The following table analyzes the remaining maturity and weighted-average yield of Grupo Galicia's holdings of investment and trading government and corporate securities as of December 31, 2003. The Group's investment and trading portfolio yields do not contain any tax equivalency adjustments.

                                                                             MATURITY YIELD
                               -----------------------------------------------------------------------------------------------------
                                                                                                                MATURING
                                                                                          MATURING AFTER 1   AFTER 5 YEARS  MATURING
                                                     PAST                  MATURING      YEAR BUT WITHIN 5   BUT WITHIN 10   AFTER
                                                DUE/CALLABLE            WITHIN 1 YEAR          YEARS              YEARS     10 YEARS
                               -----------------------------------------------------------------------------------------------------
                                TOTAL BOOK    BOOK         BOOK                 BOOK     YIELD     BOOK        YIELD   BOOK   YIELD
                                  VALUE       VALUE        VALUE    YIELD (1)   VALUE     (1)      VALUE        (1)    VALUE   (1)
                               -----------------------------------------------------------------------------------------------------
                                                                   (in millions of pesos)
GOVERNMENT SECURITIES
 HELD FOR TRADING
 AND BROKERAGE PURPOSES
 (CARRIED AT MARKET VALUE)
  Pesos....................... Ps.   313.1  Ps.   2.8   Ps. 298.7      10.6%  Ps.  11.6    9.1%          -         -     -       -
  Dollars                             14.5        0.7         1.7       0.6         6.6    1.6   Ps.   5.5       1.6%    -       -
HELD FOR INVESTMENT
 (CARRIED AT AMORTIZED COST)
  Pesos.......................           -          -           -         -           -      -           -         -     -       -
  Dollars.....................     2,485.1      875.1           -         -       805.0    1.6       805.0       1.6     -       -
UNLISTED SECURITIES
  Pesos.......................        79.3          -         0.7       9.0        78.6   47.7           -         -     -       -
  Dollars.....................         6.9          -           -         -         2.6    1.3         4.3       1.3     -       -
TOTAL GOVERNMENT SECURITIES... Ps. 2,898.9  Ps. 878.6   Ps. 301.1      10.6%  Ps. 904.4    5.7%  Ps. 814.8       1.6%    -       -
CORPORATE DEBT SECURITIES.....         1.2          -           -         -         0.2      -         1.0         -     -       -
MUTUAL FUNDS..................           -          -           -         -           -      -           -         -     -       -
TOTAL PORTFOLIO............... Ps. 2,900.1  Ps. 878.6   Ps. 301.1      10.6%  Ps. 904.6    5.7%  Ps. 815.8       1.6%    -       -

(1)      Effective yield based on December 31, 2003 quoted market values.

LOAN PORTFOLIO

         The following table analyzes Banco Galicia's loan portfolio by type of loan and total loans with guarantees. Total loans reflect the Bank's loan portfolio including past due principal amounts.

                                                                      AS OF DECEMBER 31,                        AS OF JUNE 30,
                                                --------------------------------------------------------   -------------------------
                                                    2003           2002           2001           2000          2000         1999
                                                ------------------------------------------------------------------------------------
                                               (in millions
                                                  of pesos )               (in millions of February 28, 2003, constant pesos)
Principal and Interest
Nonfinancial Public Sector...................   Ps.  7,751.4   Ps.  7,634.7   Ps.  8,669.7  Ps.  5,762.7   Ps. 5,516.8  Ps. 4,247.4
Local Financial Sector.......................          194.7          134.8          190.8       1,121.4         795.9        939.8
Nonfinancial Private Sector and Residents
 Abroad (1)
   Advances...................................         219.1          227.0          811.1         968.0       1,742.7      1,505.4
   Notes......................................       1,387.8        1,544.3        3,888.9       4,948.6       5,408.8      4,766.8
   Mortgage Loans.............................         719.6          864.0        3,298.2       3,504.6       2,991.9      2,780.8
   Pledge Loans...............................          54.6          191.5          841.8         875.9         858.5        905.0
   Personal Loans.............................          55.2          120.0          583.4         812.0         728.0        674.0
   Credit-Cards Loans.........................         818.8          585.0        1,875.3       1,667.1       1,445.0      1,230.9
   Placements in Correspondent Banks..........         172.4          158.3          377.5         770.6       1,229.5      1,679.7
   Other Loans................................         217.9          251.4          196.0         271.6         178.7        262.8
   Accrued Interest, Adjustment and
     Quotation Differences Receivable.........         523.1          608.5          392.1         353.5         313.6        290.0
   Documented Interest........................          (2.5)         (10.8)         (55.1)        (96.9)        (81.3)       (80.0)
                                                ------------   ------------   ------------  ------------  ------------  -----------
Total ........................................      12,112.1       12,308.7       21,069.7      20,959.1      21,128.1     19,202.6
Allowance for Loan Losses.....................      (1,177.3)      (1,681.8)      (1,050.3)       (596.0)       (576.9)      (591.2)
                                                ------------   ------------   ------------  ------------  ------------  -----------
TOTAL LOANS...................................  Ps. 10,934.8   Ps. 10,626.9   Ps. 20,019.4  Ps. 20,363.1  Ps. 20,551.2  Ps.18,611.4
                                                ------------   ------------   ------------  ------------  ------------  -----------

                                                                      AS OF DECEMBER 31,                        AS OF JUNE 30,
                                                --------------------------------------------------------   -------------------------
                                                    2003           2002           2001           2000           2000          1999
                                                ------------------------------------------------------------------------------------
                                               (in millions
                                                  of pesos )               (in millions of February 28, 2003, constant pesos)
Secured Loans
   With Preferred Guarantees (2) (3)..........  Ps.  1,228.8   Ps.  9,280.5   Ps. 13,389.8  Ps.  8,677.9   Ps.  9,128.3  Ps. 8,519.3
   Other Guarantees (3).......................       8,636.7          523.0        1,689.8       2,192.4        2,008.5      2,111.3
                                                ------------   ------------   ------------  ------------   ------------  -----------
TOTAL SECURED LOANS...........................  Ps.  9,865.5   Ps.  9,803.5   Ps. 15,079.6  Ps. 10,870.3   Ps. 11,136.8  Ps.10,630.6
                                                ============   ============   ============  ============   ============  ===========

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

       - Pledge loans: loans secured by collateral (such as cars or machinery) other than real estate, were such collateral is an integral part of the loan documents.

       - Personal loans: loans to individuals.

       - Credit Cards Loans: loans granted through credit cards to credit card holders.

       - Placements in correspondent banks: short-term loans to other banks and short-term loans from Banco Galicia Uruguay S.A. to major international banks outside of Uruguay.

       - Other loans: loans not included in other categories.

       - Documented interest-discount on notes and bills.

(2) Preferred guarantees include mortgages on real estate property or pledges on movable property, such as cars or machinery, where the Bank has the priority right, endorsements of the Federal Office of the Secretary of Finance, pledges of Argentine Government securities, or gold or cash collateral.

(3) Pursuant to Argentine Central Bank Communique "A" 3918, beginnning in April 2003, tax revenues shared by the national government and the provinces ceased to be considered "Preferred Guarantees."

         As of December 31, 2003, and since 2002, loans to the nonfinancial public sector have represented the Bank's most important loan portfolio.

         As of December 31, 2003, the portfolio of loans to the nonfinancial public sector, valued pursuant to Argentine Central Bank Communique "A" 3911, amounted to Ps. 7,751.4 million (principal amount, adjustment and interests) valued at their present value calculated by applying a 3.0% discount rate in accordance with Argentine Central Bank Communique "A" 3911. Of this total amount:

(i) Ps. 4,277.7 million were secured loans created by Decree No. 1387/01, which the Bank received in exchange for its eligible portfolio of debt instruments of the national government, including bonds and loans to the national government, the terms and conditions of which were later modified by the government, including their pesification.

(ii) Ps. 3,473.7 million were secured loans created by Decree No. 1579/02, which the Bank received in exchange for its portfolio of loans to the provincial governments and for the loans made to such governments through the FFAEFyS. This amount included Ps. 22.0 million of a loan for which the exchange had not been completed as of December 31, 2003. The Bank tendered in the exchange under Decree No. 1579/02 all of its portfolio of loans to provincial governments and opted to exchange all of the BOGAR to be received in the exchange for promissory notes. As of December 31, 2003, the Bank had received BOGAR for the provincial debt for which the exchange had been completed and after the close of the fiscal year it received BOGAR for the remaining portion of provincial debt. As of the date of this annual report, the Bank has not yet received the promissory notes but expects to receive them in the future.

         The application in 2003 of Communique "A" 3911 reduced by Ps. 198.1 million the book value of the Bank's secured loan portfolio. For a description of the valuation methodology introduced by Communique

"A"3911, see "--Argentine Banking System and Regulation--Argentine Banking Regulation--Valuation of Public-Sector Assets" and Item 5. "Operating and Financial Review and Prospects--Item 5A. Operating Results--Results of Operations of Grupo Galicia for the Fiscal Years Ending December 31, 2003, December 31, 2002 and December 31, 2001."

         As of the date of this annual report, all of the secured loans are current.

         As of December 31, 2003, loans to the financial public sector amounted to Ps. 194.7 million and the remaining Ps. 4,166.0 million corresponded to gross loans (plus adjustments and accrued interest) to the nonfinancial private sector. Net loans to the private sector amounted to Ps. 2,988.7 million.

         The nominal and relative decrease of the portfolio of loans to the private sector in 2002 and 2003, as compared to pre-crisis periods, is related to their pesification at the Ps. 1.0 per U.S. dollar parity and to the exceptions provided for by the regulations in connection with the applicability of the adjustment by the CER and their adjustment mostly by the CVS, beginning in September 2003 only. This decrease also reflects payments and prepayments made by private-sector debtors (in part, in 2002, by using their restructured deposits held at the Bank to pay off such loans), while certain secured loans begin to amortize in 2005 only. In addition this decrease reflects the fact that most loans to the private sector were not adjusted by an index (until 2003) while the previous periods figures where restated by using the WPI variation. Similarly, the decrease in the private sector portfolio was also the consequence of the securitization or sale of part of the Bank's loan portfolio in the first half of 2002 in order to restore the Bank's liquidity within the framework of the Galicia capitalization and liquidity plan.

         During 2003, the only type of loan to the private sector that showed an increase was credit-card lending, which increase was mainly the result of an increase in the loan portfolio of the regional credit card companies.

         The decrease in the amount of secured loans during 2002 was mainly due to: (i) the sale of secured loans to the "Secured Loans Trust" in exchange for cash as part of the Galicia capitalization and liquidity plan (see Item 5. "Operating and Financial Review and Prospects--Item 5A. Operating Results--Securitization of Assets"); (ii) to the use of secured loans to acquire the government securities that were delivered to depositors with the Bank that participated in the exchange of restructured deposits for government securities ("Canje I") established by Decree No. 905/02, which was settled in December 2003 (see "--Main Regulatory Changes in 2002 and 2003--Deposits"); and (iii) to the recording of the secured loans granted as collateral of the loan from FFAEFyS as "Miscellaneous Receivables (see Item 5. "Operating and Financial Review and Prospects--Item 5A. Operating Results--Consolidated Assets").

         In 2001, through Decree No. 1387/03, the government offered to swap voluntarily debt instruments (bonds and loans) held by local investors representing an exposure to the national and provincial governments for secured loans. The Bank decided to swap all of its eligible portfolio of government securities and loans made to the national and provincial public sectors in exchange for secured loans. The swap of debt instruments originally representing an exposure to the national public sector was completed on November 6, 2001. The swap of eligible debt instruments originally representing an exposure to the provinces was not completed until late 2003. As of December 31, 2001, the Bank had recorded the provincial loans in accordance with the applicable terms and conditions of the new secured loans to be received.

         Once the Argentine currency devaluation was effective in January 2002, Decree No. 471/02 enacted on March 13, 2002, established that obligations denominated in U.S. dollars of the national, provincial and municipal public sectors outstanding as of February 3, 2002 would be converted into pesos at the exchange rate of Ps. 1.40 per U.S. dollar and would be adjusted by the CER. Moreover, said Decree established that public sector's obligations would bear a fixed annual interest rate ranging from 3.0% to 5.5% depending on their average life.

         Decree No. 1579, dated August 28, 2002, established a new restructuring of provincial government debt. The restructuring consisted of a voluntary exchange of provincial government debt for bonds ("BOGAR") or loans (promissory notes), issued by the FFAEFyS and secured by the federal government's tax receipts shared with the provinces, with a 16-year term, a 2% fixed annual interest rate and amortization in 156 monthly and consecutive installments beginning on March 4, 2005. This Decree included as eligible for tender in the exchange the financial assistance provided to provincial governments through loans the FFAEFyS, a portfolio that was not eligible under the provisions of Decree No. 1387/01. The Bank tendered in the exchange under Decree No. 579/02 all of its portfolio of loans to provincial governments and pursuant to the option provided by section 3, subsection k of the Decree, opted to exchange all of the BOGAR to be received in the exchange for promissory notes.

         Loans by Type of Borrower

         The following table analyzes the breakdown of Banco Galicia's total loan portfolio, by type of borrower at December 31, 2003, 2002 and 2001.

                                                                                   AS OF DECEMBER 31,
                                                  ----------------------------------------------------------------------------------
                                                             2003                         2002                       2001
                                                  ----------------------------------------------------------------------------------
                                                     AMOUNT      % OF TOTAL       AMOUNT       % OF TOTAL    AMOUNT       % OF TOTAL
                                                  ----------------------------------------------------------------------------------
                                                  (in millions of pesos)      (in millions of February 28, 2003, constant pesos)
  Corporate................................       Ps.  1,820.4       15.03%    Ps.  2,130.8       17.31%   Ps.  2,728.6       12.95%
  Middle-Market Companies .................              850.3        7.02            890.1        7.23         3,129.8       14.85
Commercial Loans...........................            2,670.7       22.05          3,020.9       24.54         5,858.4       27.80
Individuals................................            1,324.7       10.94          1,297.7       10.54         4,466.0       21.20
Financial Sector (1).......................              357.4        2.95            172.0        1.40           658.6        3.13
Non Financial Public Sector................            7,751.4       64.00          7,634.7       62.03         8,669.7       41.15
Other Loans................................                7.9        0.06            183.4        1.49         1,417.0        6.72
                                                  ---------------------------------------------------------------------------------
TOTAL (2)..................................       Ps. 12,112.1      100.00%    Ps. 12,308.7      100.00%   Ps. 21,069.7      100.00%
                                                  ---------------------------------------------------------------------------------

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

                                                              AS OF DECEMBER 31,
                                      ---------------------------------------------------------------
                                              2003                 2002                  2001
                                      ---------------------------------------------------------------
                                                      % OF               % OF                % OF
                                           AMOUNT    TOTAL    AMOUNT    TOTAL     AMOUNT     TOTAL
                                      ---------------------------------------------------------------
                                        (in millions of
                                         pesos, except      (in millions of February 28, 2003,
                                          percentages)      constant pesos, except percentages)
Financial Sector...................   Ps.   357.4     2.95% Ps.   172.0    1.40% Ps.   658.6     3.13%
Services
  Nonfinancial Government Sector...       7,751.4    64.00      7,634.7   62.03      8,669.7    41.15
  Comunic., Transportation Health
  and Others                                320.2     2.64        334.1    2.71        594.5     2.82
  Electricity, Gas, Water
  Supply and Sewage Services.......         239.0     1.97        235.8    1.92        344.4     1.63
  Other Financial Services.........         362.2     2.99        548.5    4.45        399.3     1.90
                                      -----------   ------  ----------- -------  -----------  -------
    Total..........................       8,672.8    71.60      8,753.1   71.11     10,007.9    47.50
Primary Products
  Agriculture and Livestock........         389.6     3.22        464.5    3.77       1370.2     6.50
  Fishing, Forestry and Mining.....          93.0     0.77         91.1    0.74         94.7     0.45
                                      -----------   ------  ----------- -------  -----------  -------
   Total...........................         482.6     3.99        555.6    4.51      1,464.9     6.95
Consumer...........................       1,258.5    10.39      1,106.4    8.99      4,466.0    21.20
Retail Trade.......................         278.5     2.30        276.4    2.25        633.3     3.01
Wholesale Trade....................          67.7     0.56         67.6    0.55        247.0     1.17
Construction.......................         404.2     3.34        513.0    4.17        915.3     4.34
Manufacturing
  Foodstuffs.......................         166.7     1.38        205.0    1.66        484.8     2.30
  Transportation Materials.........          18.6     0.15         27.9    0.23         92.3     0.44
  Chemicals and Oil................         109.5     0.90        110.6    0.90        286.2     1.36
  Manufacturing Industries.........         235.0     1.94        391.9    3.18        797.5     3.78
                                      -----------   ------  ----------- -------  -----------  -------
   Total...........................         529.8     4.37        735.4    5.97      1,660.8     7.88
Other Loans (1)....................          60.6     0.50        129.2    1.05      1,015.9     4.82
                                      -----------   ------  ----------- -------  -----------  -------
  TOTAL (2)........................   Ps.12,112.1   100.00% Ps.12,308.7  100.00% Ps.21,069.7   100.00%
                                      -----------   ------  ----------- -------  -----------  -------

(1) "Other loans" is an Argentine Central Bank classification that primarily includes loans in judicial proceedings.

(2) Before the allowance for loan losses.

      In the table above, the loans that are identified as consumer loans are classified as consumer loans for purposes of the Argentine Central Bank classification and provisioning system. All of the other loans represent commercial loans for the purpose of the Argentine Central Bank's classification and provisioning system. See " -- Argentine Central Bank's Loan Classification and Loan Loss Provisions."

      Maturity Composition of the Loan Portfolio

      The following table sets forth an analysis by type of loan and time remaining to maturity of Banco Galicia's loan portfolio before deducting the allowance for loan losses at December 31, 2003.

                                                            AFTER 6
                                                 AFTER 1    MONTHS         AFTER 1     AFTER 3
                                                MONTH BUT     BUT         YEAR BUT    YEARS BUT                 TOTAL AT
                                     WITHIN 1    WITHIN 6  WITHIN 12      WITHIN 3    WITHIN 5      AFTER 5     DECEMBER
                                      MONTH      MONTHS     MONTHS          YEARS       YEARS        YEARS      31, 2003
                                   ----------   ---------  ---------      ---------   ---------   -----------  -----------
                                                               (in millions of pesos)
Nonfinancial Public Sector (1)....          -           -  Ps.   0.6      Ps. 335.9   Ps. 424.6   Ps. 6,990.3  Ps. 7,751.4
Financial Sector (1).............. Ps.  144.1   Ps.   6.2        7.4           29.6         7.4             -        194.7
Private Sector and Residents
Abroad............................    2,630.4       334.4      213.7          412.0       254.4         321.1      4,166.0
   - Advances.....................      183.7        34.1        0.4            0.9           -             -        219.1
   - Promissory Notes.............      674.7       230.5      132.3          183.7       102.1          64.5      1,387.8
   - Mortgages Loans..............       41.5        41.5       56.4          195.7       150.3         234.2        719.6
   - Pledge Loans.................       16.7         8.4        9.8           17.7         1.8           0.2         54.6
   - Personal Loans...............        7.3        19.3       14.7           13.9           -             -         55.2
   - Credit-Cards Loans...........      818.8           -          -              -           -             -        818.8
   - Other Loans..................      367.7         0.6        0.1            0.1         0.2          22.2        390.9
   - Accrued Interest and
      Quotation Differences
      Receivable (1)..............      523.1           -          -              -           -             -        523.1
   - (Documented Interest)........       (2.5)          -          -              -           -             -         (2.5)
   - (Unallocated Collections)....       (0.6)          -          -              -           -             -         (0.6)
Allowance for Loan Losses (2).....   (1,177.3)          -          -              -           -             -     (1,177.3)
                                   ----------   ---------  ---------      ---------   ---------   -----------  -----------
TOTAL LOANS, NET.................. Ps.1,597.2   Ps. 340.6  Ps. 221.7      Ps. 777.5   Ps. 686.4   Ps. 7,311.4  Ps.10,934.8
                                   ==========   =========  =========      =========   =========   ===========  ===========

(1)   Interests and CER adjustment were assigned to the first month.

(2) The allowances were assigned to the first month like past due loans and loans in judicial proceedings.

      In the table above, consumer loans as classified by the Argentine Central Bank consist of personal loans, credit card loans, as well as certain portions of advances, mortgage loans and pledge loans.

      Interest Rate Sensitivity of Outstanding Loans as of December 31, 2003

      The following table presents the interest rate sensitivity of Banco Galicia's outstanding loans as of December 31, 2003.

                                                                        (in millions of pesos)             AS A % OF TOTAL LOANS
                                                                        ------------------------           ---------------------
Variable Rate (1)(2)
       Pesos......................................................         Ps.  7,511.8                            81.31%
       Dollars....................................................                289.4                             3.13
                                                                           ------------                            -----
    TOTAL.........................................................         Ps.  7,801.2                            84.44%
Fixed Rate (2)(3)
       Pesos......................................................         Ps.    831.1                             9.00%
       Dollars....................................................                606.0                             6.56
                                                                           ------------                            -----
    TOTAL.........................................................         Ps.  1,437.1                            15.56%
Past Due Loans
       Pesos......................................................         Ps.  1,291.0                            13.97%
       Dollars....................................................                 11.9                             0.13
                                                                           ------------                            -----
    TOTAL.........................................................         Ps.  1,302.9                            14.10
                                                                           ============                            =====

(1)   Includes overdraft loans.

(2) Includes past due loans and excludes interest receivable, differences in quotations and the CER adjustment.

(3) Includes short-term and long-term loans whose rates are determined at the beginning of the loans' life.

CREDIT REVIEW PROCESS

      Credit risk is the potential for financial loss resulting from the failure of a borrower to honor its financial contractual obligations. Credit risk at Grupo Galicia arises mainly from Banco Galicia's lending activities and from the fact that, in the normal course of its business, the Bank is a party to certain financial transactions with off-balance sheet risk, mainly commitments to extend credit and guarantees granted. See also Item 5. "Operating and Financial Review and Prospects -- Item 5A. Operating Results -- Off-Balance Sheet Arrangements."

      The Bank's credit approval and credit risk analysis is a centralized process based on the concept of "opposition of interests." This is achieved through the existing division between the credit and the origination functions thus enabling the Bank to achieve an ongoing and efficient control of asset quality, a proactive management of problem loans, aggressive write-offs of uncollectible loans, and an adequate loan loss provisioning. The process also includes credit-quality monitoring of the borrower, as well as monitoring of problem loans and related losses. The process facilitates early detection of situations that could entail some degree of portfolio impairment and provides appropriate protection of the Bank's assets.

      The Bank's credit division is responsible for the Bank's credit risk management policies and procedures, which have to be approved by the board of directors, both for the retail and the corporate banking businesses. The Bank's credit division monitors credit risk management performance, provides ongoing assessment of the loan portfolio risk and establishes the measurement methods to be applied to the different risk products. The credit division is responsible for loan approval and classification of the loan portfolio. The corporate recovery department reporting to the wholesale banking division is responsible for commercial loan portfolio collection. Reporting to the retail banking division, the retail credit department carries out most individual loan portfolio approval and classification under the supervision of the credit division. It also is responsible for collection of loans to individuals.

      Individual Portfolio

      In the case of loans to individuals, the Bank assesses applications for different types of loans including credit-card loans, current account loans and personal loans with or without guarantees. Origination of mortgage loans was discontinued during 2002, due to the prevailing economic situation. New mortgage loans were launched in late 2003 but origination has been limited.

      Applications for these types of loans are assessed through computerized credit-scoring systems that take into account different variables to determine the customer's profile and repayment capacity. Analysis of the information required from applicants and the credit approval or refusal decision is made in a centralized manner. The retail credit department approves loans of up to Ps. 250,000. Above such amount and up to Ps. 1.0 million, the approval of the credit division is required. Loans to individuals of more than Ps. 1 million are approved by the credit committee of the board of directors.

      Applicants previous credit performance, both at Banco Galicia or in the financial system as a whole, is verified through internal information and information supplied by Organizacion Veraz S.A., a company that provides credit information services.

      The retail credit department classifies the loan portfolio, in accordance with the Argentine Central Bank's applicable rules and the Bank's own internal policy. It also coordinates the relation with the Bank's internal auditor which supervises the portfolio classification, and with the independent auditor. As described under " -- Argentine Central Bank's Loan Classification and Loan Loss Provisions," classification of the retail loan portfolio is based on the borrower's payment performance, pursuant to the rules set forth by the Argentine Central Bank.

      With respect to the recovery of past-due loans, the Department manages the consumer loan portfolio from the early stages until the portfolio returns to a normal status or the recovery procedures are abandoned for loans deemed uncollectible. When a consumer loan is more than three days past due, recovery procedures are undertaken through the Collection Center (a specialized area of the Bank's Customer Contact Center) or through letters or visits to the borrower's residence. A follow-up system that performs automated telephone calls is also used for loans in early stages of delinquency. For a better coverage of distant locations, the Department also coordinates actions with the branch network staff. When these early procedures are exhausted, collection is turned to collection agencies hired by the Bank to handle recovery through litigation or out of court procedures, and the retail credit department supervises the process.

      Banco Galicia does not classify, nor does it provide for recovery procedures of certain small balance loans, including credit card balances from membership fees and other administrative costs charged to customers on unsolicited credit cards, small residual balances from lending operations where the cost of recovery and legal costs are prohibitive. These small balance loans are charged-off directly to the income statement.

      Commercial Portfolio

      Prior to the approval of a loan, Banco Galicia's analysis involves the evaluation and assessment of the corporate borrower and its financial status. For credits to customers with revenues above certain amounts, Banco Galicia makes a standard analysis of each credit line and corporate borrower. For credits to customers with revenues below certain amounts, Banco Galicia uses automated systems of risk evaluation that provide financial and nonfinancial information on the corporate borrower.

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

      The corporate credit department is in charge of the management of the commercial loan portfolio risk and reports to the credit division. As of December 31, 2003, this department reported to the wholesale banking division. The credit division monitors the credit risk of the commercial loan portfolio on a borrower-by-borrower basis and carries out the related procedures. It also classifies the commercial loan portfolio and defines loan-loss provisioning.

      The internal audit division is in charge of overseeing the classification of the loan portfolio, in accordance with regulations established by the Argentine Central Bank.

      The corporate and middle market banking departments are responsible for the relationship with corporate customers, for both the planning and management of the various lines of business, for credit origination. The corporate restructuring unit was created in 2002 within the corporate banking department in order to carry on the process of restructuring the loans granted to certain large corporate customers. It is expected that in 2004, upon completion of the restructuring of the commercial portfolio under this unit's management, that it will be incorporated into the corporate banking department.

      All extensions of credit must be approved by an officer from the credit division. Commercial credit approval is structured depending on the credit limit assigned to each customer, as follows:

- Under Ps. 1.0 million: credit extensions proposed by the business officers must be signed by officers of the corporate credit department, in accordance with pre-established credit authority levels.

- More than Ps. 1.0 million and up to Ps. 3.5 million: credit extensions must be approved by the senior credit committee, composed of at least (i) the Chief Credit Officer (the manager of the credit division) or, alternatively, the manager of the corporate credit department; and (ii) one of the managers of the following departments pertaining to the wholesale banking division: corporate banking, middle market banking or corporate recovery.

- Above Ps. 3.5 million: credit extensions must be approved by the credit committee of the Bank's board of directors, with the participation of at least one director, the chief credit officer or, alternatively, the manager of the corporate credit department and the manager in charge of the department proposing the extension of credit.

         The primary responsibility of the corporate credit department is to approve loans to corporate customers with a credit limit not exceeding Ps. 3.5 million, ensuring the overall objective of maintaining high credit-quality standards and complying with the Bank's policies and procedures. Prior to presentations to the credit committees of corporate borrowers whose credit limit exceeds Ps. 3.5 million, the department prepares analyses and reports that assess the credit risk involved. This department classifies the performing and nonperforming commercial portfolios, in accordance with the regulations set by the Argentine Central Bank and with the Bank's own internal policies. It also coordinates relations with the Argentine Central Bank, the independent auditors, and the rating agencies in connection with credit risk information. Moreover, it reviews all those businesses whose total credit exceeds Ps. 1.0 million, in accordance with a review schedule determined by the level of credit risk.

         The corporate recovery department, reporting to the wholesale banking division, is responsible for monitoring and controlling past-due commercial portfolios and for recovery of the entire commercial portfolio. It acts proactively and designs action plans on a case-by-case basis to recover any amounts that exceed the credit limits that are assigned to the different corporate customers. This unit also oversees recovery of problem loans in the corporate portfolio (different from those addressed by the corporate restructuring unit), managing them efficiently and working to regularize the status of those customers that are most attractive to the Bank. Furthermore, this unit manages problem loans for which recovery is being settled through litigation or out of court agreements. This unit also manages and oversees lawsuits carried out in various jurisdictions by outside law firms hired to handle these matters.

         The Bank's information systems provide both financial and nonfinancial data about customers. They can also perform automated risk evaluations and financial-statements projections, and have the capacity to generate automatic warnings about situations that may indicate an increase in risk.

         As a result of the Argentine economic situation and the measures taken by the government in 2002 (mentioned in other sections of this annual report), during 2003 and 2002, substantially all of the Bank's commercial loan portfolio underwent a restructuring process. This process has not yet been completed.

         Breakdown of the Bank's Total Credit Portfolio by Credit Authority
Levels

         The following table shows the breakdown of the Bank's total credit portfolio by credit authority levels.

                              APPROVAL AUTHORITY           NUMBER OF        TOTAL CREDIT(1)        % OF
                           LEVEL IN MILLIONS OF PESOS       ACCOUNTS     IN MILLIONS OF PESOS  TOTAL CREDIT
                           --------------------------      ---------     --------------------  -------------
Credit Committee of the
Board of Directors              Over Ps. 3.5                      127            10,512.2          80.8%
                                More than Ps.
                                1.0 and Up to
Senior Credit Committee         Ps. 3.5                           192               335.2           2.6%

Credit Officers                 Up to Ps. 1.0               1,354,439             2,153.4          16.6%
                                -------------               ---------          ----------         -----
                                        TOTAL               1,354,758            13,000.8         100.0%
                                                            =========          ==========         =====

(1) In accordance with Argentine Central Bank's methodology for preparation of the Statement of Debtor's Status, total credit is defined as the sum of loans, certain accounts representing credit transactions under the balance sheet heading "Other Receivables from Financial Brokerage," assets under financial leases, and the off-balance sheet accounts "Guarantees Granted" and "Unused Balances of Loans Granted."

      Policy for Requiring Collateral

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

      Although the procedures for assessing a borrower's credit worthiness are unaffected by the collateral of the loan, Banco Galicia performs additional procedures to review the existence and valuation of the collateral on all major loans on an annual basis. For nonperforming commercial loans, this review is performed every six months. Banco Galicia reviews the existence and valuation of collateral on consumer loans on a sample basis.

ARGENTINE CENTRAL BANK'S LOAN CLASSIFICATION AND LOAN LOSS PROVISIONS

      General

      The Argentine Central Bank's loan classification system is a bifurcated system, that applies certain criteria to classify loans in a bank's consumer portfolio, and another set of criteria to classify loans in its commercial portfolio. The classification system is independent of the currency in which the loan was denominated, since the dual currency system was part of Argentine federal law. Subsequent to December 31, 2001, the economic policy measures taken by the government provided for the "pesification" of most loans denominated in foreign currency outstanding as of December 31, 2001. For a description of the pesification process and some of the measures adopted by the Argentine government to mandatorily restructure private sector loans, see " -- Main Regulatory Changes in 2002 and 2003 -- Loans to the Private Sector and Asymmetric Indexation."

      The loan classification criteria applied to loans in the consumer portfolio are based mainly on delinquency aging. For the purposes of the Argentine Central Bank, consumer loans are defined as residential mortgage loans, personal loans, pledge loans, credit-card loans and other types of installment credits to individuals. All other loans are considered as commercial loans. In addition, as permitted by the Argentine Central Bank, the Bank classifies as consumer loans all commercial loans that are for an amount less than Ps. 200,000 for purposes of applying the Argentine Central Bank's provisioning requirements. As a result, the Bank classifies such loans based on the delinquency aging system rather than on the borrower's ability to repay.

      The principal criterion of classification of loans in the commercial portfolio is each borrower's ability to pay, as measured principally by such borrower's future cash flow. In this loan classification system, all customers in an economic group (all corporate and financial entities, both domestic and foreign, which are controlled, directly or indirectly, by a customer) are considered as one borrower. For example, if one or more loans in a group of loans to an economic group becomes classified, all loans to that group are reclassified in the most severe classification. Banks may opt to apply the consumer loan classification criteria to commercial loans of up to Ps. 200,000. If a customer has both commercial and consumer loans, consumer loans will be added to commercial loans to determine eligibility for classification in the consumer portfolio.

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

      The frequency of the evaluation of each borrower depends on the Bank's exposure to such borrower. The Argentine Central Bank requires that the larger the exposure, the more frequent the review. A review is conducted every calendar quarter when credit exposure to that borrower is equal to or in excess of 5.0% of the Bank's Regulatory Capital on the last day of the month prior to the review. Alternatively, a review is conducted every six months when exposure amounts to the lesser of Ps. 1,000,000 or 1.0% of the Bank's Regulatory Capital on the last day of the month prior to review. In any case, at least 50.0% of the commercial portfolio must be reviewed by the end of each six months, and all other borrowers in the commercial portfolio must be reviewed during the fiscal year, so that the entire commercial portfolio is reviewed every fiscal year.

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

      The Argentine Central Bank allows only one level of discrepancy between the classification that the Bank assigns and the lowest classification assigned by at least two other banks whose combined credit to the borrower represents 40.0% or more of the total credit of the borrower within the financial system, considering all banks. Information on each bank's classification of its borrowers is released by the Argentine Central Bank to all banks on a monthly basis. If a bank's classification differs by more than one level from the lowest classification, it must immediately downgrade its classification of the borrower to the same classification, or within one classification level.

      Argentine Central Bank Communique "A" 3418 issued on January 3, 2002, allowed for increased flexibility of the rules for classification of borrowers for December 2001 and January 2002, by temporarily extending the late-payment period admitted for borrowers in categories 1 and 2 by 31 additional days, both for the commercial and consumer portfolios. On February 7, 2002, through its Communique "A" 3463, the Argentine Central Bank further extended the late-payment periods established by Communique "A" 3418 by 31 additional days. Subsequently, no additional extension was provided.

      Through Communique "A" 3918, issued on April 4, 2003, the Argentine Central Bank also established that beginning on March 31, 2003, customers with debt in the whole financial system of up to Ps. 5.0 million were to be classified in the same manner as consumer loans, that is, they would be automatically classified according to the number of days the debt is past due. In addition, the obligatory reclassification of debtors with different ratings in the financial system was suspended until December 31, 2003. In accordance with such Communique, between December 1, 2001 and March 31, 2003, the number of days such loans had been past due was computed taking one day for every three days past due in the period from December 1, 2001 to March 31, 2003. This treatment was also provided to the portfolio of commercial loans of up to Ps. 200.000, which under the previous rules were already automatically classified according to their delinquency aging.

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

              Loan Classification                                                      Description
              -------------------                                                      -----------
                                                                              (a)      COMMERCIAL PORTFOLIO

1.  Normal.....................................        Borrower can easily service all financial obligations; shows strong cash flow, liquid current financial situation, adequate financial structure, punctual payment record, capable management, timely and precise available information and satisfactory internal controls. Borrower is determined to be in the top 50.0% of an industry that is performing well and has a good outlook.

2.  With Special Follow-Up.....................        Cash flow analysis indicates debt can be serviced, with the possibility that if not closely observed, future payment capacity could be impaired.

                                                        This category is divided into two subcategories:

                                                        (2.a). Under observation;

                                                        (2.b). Under negotiation or under agreements to refinance.

3.  With Problems..............................        Cash flow analysis evidences problems in normal servicing of existing debt, such that if the problems are not solved, they may result in some loss.

4.  High Risk of Insolvency....................        Cash flow analysis demonstrates that full repayment of the borrower's obligations is highly improbable.

5.  Uncollectible..............................        Debts in this category are considered total losses. Although these assets could have a possibility of recovery under certain future circumstances, lack of collectibility is evident as of the date of analysis.  Includes loans to insolvent or bankrupt borrowers.

6.  Uncollectible due to Technical Reasons.....        Loans to borrowers indicated by the Argentine Central Bank to be in arrears to any liquidated or bankrupt financial entity.  Also includes loans to foreign banks and other financial institutions which are not:

                                                       (i)    classified as "normal,"

                                                       (ii)   subject to the supervision of the Argentine Central Bank or other similar authority of the country of origin, and

                                                       (iii)  classified as "investment grade"by any of the
                                                              rating agencies admitted to the Argentine Central
                                                              Bank pursuant to Communique "A" 2729.

                                                              (b)      CONSUMER PORTFOLIO

1.  Normal Performance.........................        Current Loans and Loans that are up to 31 days past due on principal and/or interest, including loans that are
                                                       current.

2.  Inadequate Performance.....................        Debt payment is occasionally delinquent, with arrears from
                                                       32 to 90 days.

3.  Deficient Performance......................        Debt is in arrears at least 91 days and up to 180 days.

4.  Difficult Collection.......................        Judicial proceedings demanding payment have been initiated against the borrower, or the borrower is delinquent with arrears greater than
                                                       180 days and up to one year past due.

5.  Uncollectible..............................        Loans to insolvent or bankrupt borrowers, or borrowers
                                                       subject to judicial proceedings, with little or no
                                                       possibility of collection, or in arrears in excess of one
                                                       year.

6.  Uncollectible due to Technical Reasons.....        Loans to borrowers who fall within the conditions
                                                       described above under Commercial Portfolio --
                                                       Uncollectible due to Technical Reasons.

         Loan Loss Provision Requirements

         Allocated Provisions


         The minimum loan loss provisions required by the Argentine Central Bank relate to the above loan classification and are described in the following table, where the percentages are applicable to the borrower's total credit outstanding, including contingencies.

                                                                        WITH
                                                                        SELF-             WITH            WITHOUT
                                                                     LIQUIDATING         OTHER          PREFERRED
                                                                      PREFERRED         PREFERRED       GUARANTEES
                      LOAN CLASSIFICATION                             GUARANTEES       GUARANTEES       OR SECURITY
                      -------------------                             ----------       ----------       -----------
"With Special Follow Up" and "Inadequate Performance"
"Inadequate Performance - Under Observation"...................            1.0%             3.0%             5.0%
"Inadequate Performance - Under Negotiation or Agreement to                1.0              6.0             12.0
Refinance".....................................................
"With Problems" and "Deficient Performance"....................            1.0             12.0             25.0
"High Risk of Insolvency" and "Difficult Collection"...........            1.0             25.0             50.0
"Uncollectible"................................................            1.0             50.0            100.0
"Uncollectible Due to Technical Reasons".......................          100.0%           100.0%           100.0%

         Banks are required to cease the accrual of interest or to establish provisions of 100.0% of the interest accrued on loans to borrowers classified as "with problems," "deficient performance" or under higher risk categories.

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

      As of December 31, 2003, the Bank maintained a general loan loss allowance of Ps. 313.6 million, which exceeded by Ps. 293.0 million the 1.0% general allowance minimum requirement for the "normal" and "normal performance" loan portfolio established by the Argentine Central Bank's rules. The excess over the minimum requirement, which represents only 38% of that reported as of December 31, 2002, was maintained in connection with commercial loans under a restructuring process, which restructuring had not been completed.

      As of December 31, 2002, Banco Galicia maintained a general loan loss allowance of Ps. 822.3 million, which exceeded by Ps. 787.0 million the 1.0% general allowance minimum requirement for the "normal" and "normal performance" loan portfolio established by the Argentine Central Bank's rules. As explained above, this general allowance is determined based on the Bank's judgment of the entire loan portfolio risk at each reporting period. Therefore, the excess over the minimum requirement reflected the judgment that the consequences of the Argentine economic and political crisis of late 2001 and 2002 on the loan portfolio had not unfolded completely as of the balance sheet date and that the risk that loans that were impaired had not been identified as impaired as of the balance sheet date was still high. In addition, as the restructuring process in the Bank's commercial portfolio began only in the second half of the 2002, uncertainty about the outcome of the process was still high.

      As of December 31, 2001, Banco Galicia maintained a general loan loss allowance of Ps. 440.9 million, which exceeded by Ps. 331.6 million the 1.0% general allowance minimum requirement for the "normal" and "normal performance" loan portfolio established by the Argentine Central Bank's rules. The excess over the minimum requirement reflected the fact that the Argentine economic and political crisis of late 2001 had just begun to unfold as of December 31, 2001, the balance sheet date. Therefore, given that the crisis had reached unprecedented levels and in the unprecedented context of uncertainty prevailing at the time, the risk that loans that were impaired had not been identified as impaired as of the balance sheet date was much higher than in previous years.

CLASSIFICATION OF THE LOAN PORTFOLIO BASED ON ARGENTINE CENTRAL BANK REGULATIONS

      The following tables set forth the amounts of Banco Galicia's loans past due and the amounts not yet due of the loan portfolio, applying the Argentine Central Bank's loan classification criteria in effect at the dates indicated below.

      Nonaccrual loans correspond to those loans classified under the last four categories of the classification.

      For December 31, 2001, the Bank applied the 30-day flexibility for the classification of borrowers in categories 1 and 2 which was allowed by Argentine Central Bank Communique "A" 3418, only to the classification of the Bank's portfolio that is automatically classified according to the delinquency aging system (consumer loans and all commercial loans that are for an amount of less than Ps. 200,000). Commercial loans continued to be classified according to the borrower's ability to repay. As a consequence, the classification of consumer loans in the categories 1, 2, and 3 of the classification of the loan portfolio as of December 31, 2001 followed a different criterion than in previous periods. On December 31, 2002, the prior criterion was again applicable.

      Loans classified as category "2.b" pursuant to the Argentine Central Bank's classification, which correspond to loans under a restructuring process but that do not constitute nonperforming portfolios, amounted to Ps. 212.6 million as of December 31, 2003, 54.3% lower than the Ps. 464.8 million recorded at the close of fiscal year 2002. In the case of the Bank, this portfolio consisted of commercial loans only.

                                                                             AS OF DECEMBER 31, 2003
                                                       ---------------------------------------------------------------------
                                                       AMOUNTS NOT YET DUE(1)   AMOUNTS PAST DUE          TOTAL LOANS
                                                       ---------------------  -------------------  -------------------------
                                                                    (in millions of pesos, except percentages)
LOAN PORTFOLIO CLASSIFICATION
Normal and Normal Performance.......................   Ps.10,004.9     90.13%          -        -   Ps.  10,004.9      82.60%
With Special Follow-up and Inadequate Performance...         807.9      7.28           -        -           807.9       6.67
With Problems and Deficient Performance.............         237.9      2.14  Ps.  426.5    42.19%          664.4       5.49
High Risk of Insolvency and Difficult Collection....          50.4      0.45       245.4    24.27           295.8       2.44
Uncollectible.......................................             -         -       324.9    32.14           324.9       2.68
Uncollectible Due to Technical Reasons..............             -         -        14.2     1.40            14.2       0.12
                                                       -----------    ------  ----------  -------   -------------     ------
TOTAL...............................................   Ps.11,101.1    100.00% Ps.1,011.0   100.00%  Ps.  12,112.1     100.00%
                                                       -----------    ------  ----------  -------   -------------     ------

                                                                             AS OF DECEMBER 31, 2002
                                                       --------------------------------------------------------------------
                                                       AMOUNTS NOT YET DUE(1)   AMOUNTS PAST DUE          TOTAL LOANS
                                                       ---------------------  -------------------  ------------------------
                                                                   (In millions of  February 28, 2003, constant
                                                                               pesos, except  percentages)
LOAN PORTFOLIO CLASSIFICATION
Normal and Normal Performance.......................   Ps. 9,758.0     88.02%          -        -  Ps.   9,758.0      79.28%
With Special Follow-up and Inadequate Performance...         940.5      8.48           -        -          940.5       7.64
With Problems and Deficient Performance.............         321.5      2.90  Ps.  556.3    45.50%         877.8       7.13
High Risk of Insolvency and Difficult Collection....          66.1      0.60       453.4    37.09          519.5       4.22
Uncollectible.......................................             -         -       198.2    16.21          198.2       1.61
Uncollectible Due to Technical Reasons..............             -         -        14.7     1.20           14.7       0.12
                                                       -----------    ------  ----------   ------  -------------     ------
TOTAL...............................................   Ps.11,086.1    100.00% Ps.1,222.6   100.00% Ps.  12,308.7     100.00%
                                                       -----------    ------  ----------   ------  -------------     ------

                                                                          AS OF DECEMBER 31, 2001
                                                      --------------------------------------------------------------------
                                                       AMOUNTS NOT YET DUE(1)   AMOUNTS PAST DUE          TOTAL LOANS
                                                       ---------------------  -------------------  ------------------------
                                                              (in millions of February 28, 2003, constant pesos,
                                                                              except percentages)
LOAN PORTFOLIO CLASSIFICATION
Normal and Normal Performance.......................   Ps.19,287.1     96.32%          -        -  Ps.  19,287.1      91.54%
With Special Follow-up and Inadequate Performance...         362.0      1.81           -        -          362.0       1.72
With Problems and Deficient Performance.............         198.9      0.99  Ps.  157.4    15.05%         356.3       1.69
High Risk of Insolvency and Difficult Collection....         175.8      0.88       624.7    59.73          800.5       3.80
Uncollectible.......................................             -        -        217.5    20.79          217.5       1.03
Uncollectible Due to Technical Reasons..............             -        -         46.3     4.43           46.3       0.22
                                                       -----------    ------  ----------   ------  -------------     ------
TOTAL...............................................   Ps.20,023.8    100.00% Ps.1,045.9   100.00% Ps.  21,069.7     100.00%
                                                       -----------    ------  ----------   ------  -------------     ------

                                                                         AS OF DECEMBER 31, 2000
                                                      --------------------------------------------------------------------
                                                       AMOUNTS NOT YET DUE(1)   AMOUNTS PAST DUE          TOTAL LOANS
                                                       ---------------------  -------------------  ------------------------
                                                               (in millions of February 28, 2003,constant pesos,
                                                                           except percentages)
LOAN PORTFOLIO CLASSIFICATION
Normal and Normal Performance.......................   Ps.19,776.5     97.74%          -        -  Ps.  19,776.5      94.36%
With Special Follow-up and Inadequate Performance...         335.8      1.66           -        -          335.8       1.60
With Problems and Deficient Performance.............          64.8      0.32  Ps.  104.5    14.41%         169.3       0.81
High Risk of Insolvency and Difficult Collection....          56.6      0.28       400.4    55.19          457.0       2.18
Uncollectible.......................................             -         -       216.8    29.88          216.8       1.03
Uncollectible Due to Technical Reasons..............             -         -         3.7     0.52            3.7       0.02
                                                       -----------    ------  ----------   ------  -------------     ------
TOTAL...............................................   Ps.20,233.7    100.00% Ps.  725.4   100.00% Ps.  20,959.1     100.00%
                                                       -----------    ------  ----------   ------  -------------     ------

                                      -75-

                                                                               AS OF JUNE 30, 2000
                                                       --------------------------------------------------------------------
                                                       AMOUNTS NOT YET DUE(1)   AMOUNTS PAST DUE          TOTAL LOANS
                                                       ---------------------  -------------------  ------------------------
                                                           (in millions of February 28, 2003, constant pesos, except
                                                                               percentages)
LOAN PORTFOLIO CLASSIFICATION
Normal and Normal Performance.......................   Ps.19,938.1     97.69%          -        -  Ps.  19,938.1      94.37%
With Special Follow-up and Inadequate Performance...         354.8      1.74           -        -          354.8       1.68
With Problems and Deficient Performance.............          70.1      0.34  Ps.   89.0    12.38%         159.1       0.75
High Risk of Insolvency and Difficult Collection....          46.1      0.23       399.3    55.54          445.4       2.11
Uncollectible.......................................             -         -       229.6    31.93          229.6       1.09
Uncollectible Due to Technical Reasons..............             -         -         1.1     0.15            1.1       0.00
                                                       -----------    ------  ----------   ------  -------------     ------
TOTAL...............................................   Ps.20,409.1    100.00% Ps.  719.0   100.00% Ps.  21,128.1     100.00%
                                                       -----------    ------  ----------   ------  -------------     ------

                                                                               AS OF JUNE 30, 1999
                                                       --------------------------------------------------------------------
                                                       AMOUNTS NOT YET DUE(1)   AMOUNTS PAST DUE          TOTAL LOANS
                                                       ---------------------  -------------------  ------------------------
                                                          (in millions of February 28, 2003, constant pesos, except
                                                                               percentages)
LOAN PORTFOLIO CLASSIFICATION
Normal and Normal Performance.......................   Ps.17,969.2     97.14%          -        -  Ps.  17,969.2      93.58%
With Special Follow-up and Inadequate Performance...         366.9      1.98           -        -          366.9       1.92
With Problems and Deficient Performance.............         104.5      0.57  Ps.  107.4    15.23%         211.9       1.10
High Risk of Insolvency and Difficult Collection....          57.5      0.31       388.9    55.21          446.4       2.32
Uncollectible.......................................             -        -        206.0    29.24          206.0       1.07
Uncollectible Due to Technical Reasons..............             -        -          2.2     0.32            2.2       0.01
                                                       -----------    ------  ----------  -------  -------------     ------
TOTAL...............................................   Ps.18,498.1    100.00% Ps.  704.5  100.00%  Ps.  19,202.6     100.00%
                                                       -----------    ------  ----------  -------  -------------     ------

(1) Amounts not yet due represent the portion of a loan that has not yet become due, such as the future installments of a consumer loan.

ANALYSIS OF AMOUNTS PAST DUE AND NONACCRUAL LOANS

         The table on the following page analyzes amounts past due 90 days or more in Banco Galicia's loan portfolio, by type of loan and by type of guarantee at the dates indicated, as well as the Bank's nonaccrual loan portfolio, by type of guarantee, the Bank's allowance for loan losses and its main asset quality ratios at the dates indicated.

                                                                  AS OF DECEMBER 31,                          AS OF JUNE 30,
                                                ------------------------------------------------------  -------------------------
                                                  2003           2002            2001            2000         2000       1999
                                                ---------------------------------------------------------------------------------
                                                (in millions
                                                of pesos,
                                                  except
                                                  ratios)       (in millions of February 28, 2003, constant pesos, except ratios)
TOTAL LOANS (1)..............................   Ps.12,112.1  Ps .12,308.7    Ps.21,069.7  Ps. 20,959.1  Ps. 21,128.1  Ps.19,202.6
NONACCRUAL LOANS (2)
  With Preferred Guarantees..................         496.5         610.8          578.4         366.9         383.8        355.6
  With Other Guarantees......................         275.8         282.9          198.5          35.5          65.9         82.1
  Without Guarantees.........................         527.0         716.5          643.7         444.4         385.5        428.8
                                                -----------  ------------    -----------  ------------  ------------  -----------
TOTAL NONACCRUAL LOANS (2)...................   Ps. 1,299.3  Ps.  1,610.2    Ps. 1,420.6  Ps.    846.8  Ps.    835.2  Ps.   866.5
PAST DUE LOAN PORTFOLIO
 Nonfinancial Public Sector..................             -             -              -             -             -            -
 Local Financial Sector......................             -             -              -             -             -            -
 Nonfinancial Private Sector and Residents
  Abroad
  Advances...................................   Ps.    93.9  Ps.     64.9    Ps.    79.8  Ps.     59.9  Ps.     73.6  Ps.    54.9
  Notes......................................         528.2         741.0          307.6         112.4         137.7        120.3
  Mortgage Loans.............................         211.7         217.2          313.6         202.8         189.7        194.3
  Pledge Loans...............................          28.3          35.7           74.0          78.5          90.3         67.4
  Personal Loans.............................         110.2          58.6           94.5          82.6          76.2         53.3
  Credit-Card Loans..........................          30.6         100.4          174.5         171.4         150.3        208.0
  Placements with Correspondent Banks........             -             -              -             -             -            -
  Other Loans................................           8.1           4.8            1.9          17.8           1.2          6.3
                                                -----------  ------------    -----------  ------------  ------------  -----------
TOTAL PAST DUE LOANS.........................   Ps. 1,011.0  Ps.  1,222.6    Ps. 1,045.9  Ps.    725.4  Ps.    719.0  Ps.   704.5
 Past Due Loans
  With Preferred Guarantees..................   Ps.   415.7  Ps.    449.3    Ps.   388.3  Ps.    288.2  Ps.    308.7  Ps.   256.9
  With Other Guarantees......................         235.6         172.5           76.1          32.8          63.3         79.8
  Without Guarantees.........................         359.7         600.8          581.5         404.4         347.0        367.8
                                                -----------  ------------    -----------  ------------  ------------  -----------
TOTAL PAST DUE LOANS.........................   Ps. 1,011.0  Ps.  1,222.6    Ps. 1,045.9  Ps.    725.4  Ps.    719.0  Ps.   704.5
ALLOWANCE FOR LOAN LOSSES....................   Ps. 1,177.3  Ps.  1,681.8    Ps. 1,050.3  Ps.    596.0  Ps.    576.9  Ps.   591.2
RATIOS (%)
 As a % of Total Loans:
 - Total Past Due Loans .....................          8.35%         9.93%          4.96%         3.46%         3.40%        3.67%
 - Past Due Loans with Preferred Guarantees..          3.43          3.65           1.84          1.38          1.46         1.34
 - Past Due Loans with Other Guarantees......          1.95          1.40           0.36          0.16          0.30         0.42
 - Past Due Unsecured Amounts................          2.97          4.88           2.76          1.92          1.64         1.91
 - Nonaccrual Loans (2)......................         10.73         13.08           6.74          4.04          3.95         4.51
 - Nonaccrual Loans (2) (Excluding
  Interbank Loans)...........................         10.88         13.25           6.87          4.33          4.23         4.97
 Allowance for Loan Losses as a % of :
 - Total Loans...............................          9.72         13.66           4.98          2.84          2.73         3.08
 - Total Loans Excluding Interbank Loans.....          9.86         13.84           5.08          3.04          2.92         3.39
 - Total Nonaccrual Loans (2)................         90.61        104.45          73.93         70.38         69.07        68.23
 Nonaccrual Loans with Guarantees as a
   Percentage of Nonaccrual Loans (2)........         59.44         55.50          54.69         47.52         53.84        50.52
 Nonaccrual Loans as a Percentage of Total
   Past Due Loans............................        128.52        131.70         135.83        116.74        116.16       123.00
                                                ===========  ============    ===========  ============  ============  ===========

(1)   Before the allowance for loan losses.

(2) Nonaccrual loans are defined as those loans in the categories of: (a) consumer portfolio: defective fulfillment, difficulty in recovery, uncollectible and uncollectible due to technical reasons; (b) commercial portfolio: with problems, high risk of insolvency, uncollectible and uncollectible due to technical reasons.

      As a result of the Argentine economic situation in 2002 and of the measures taken by the government that modified the terms and conditions of the Bank's private-sector loan portfolio, substantially all of the Bank's loan portfolio underwent a restructuring process. This process had not been completed as of December 31, 2003, and continues as of the date of this annual report. See " -- Main Regulatory Changes in 2002 and 2003 -- Loans to the Private Sector and Asymmetric Indexation."

      The amount of loan restructurings included in the nonaccrual loan balance as of December 31, 2001 was Ps. 47.6 million. The amounts were: Ps. 49.5 million as of December 31, 2000; Ps. 50.6 million as of June 30, 2000; and Ps. 65.5 million as of June 30, 1999, respectively.

      Under Argentine Central Bank rules, banks are required to cease the accrual of interest or to establish provisions of 100.0% of the interest accrued on all loans pertaining to the nonaccrual loan portfolio, that is, all loans to borrowers in the categories of:

      - in the consumer portfolio: defective fulfillment, difficulty in recovery, uncollectible and uncollectible due to technical reasons.

      - in the commercial portfolio: with problems, high risk of insolvency, uncollectible and uncollectible due to technical reasons.

      During 2003, interest income that would have been recorded on those nonaccrual loans on which the accrual of interest was discontinued amounted to Ps. 39.9 million. Recoveries of interest on loans classified as nonaccrual on which the accrual of interest had been discontinued amounted to approximately Ps. 2.0 million (recorded under "Miscellaneous Income") during the same period.

      During the years ended December 31, 2002, 2001 and the six-month period ended December 31, 2000, interest income that would have been recorded on those nonaccrual loans on which the accrual of interest was discontinued amounted to Ps. 40.4 million, Ps. 119.6 million and Ps. 24.4 million, respectively. Recoveries of interest on loans classified as nonaccrual on which the accrual of interest had been discontinued amounted to approximately Ps. 2.0 million, Ps.
6.0 million and Ps. 1.3 million (recorded under "Miscellaneous Income") during the same periods, respectively.

      The nonaccrual to total loans ratio deteriorated in 2001 as a result of the deterioration of Argentina's overall economic situation during he year, that worsened throughout 2001 and deepened into an unprecedented political and economic crisis which disrupted Argentina's financial system and real economy. It should be noted that this ratio had already increased in the last six months of 2000 as a result of the long recession that Argentina was undergoing at the time and that had begun in the second half of 1998. In 2002 the severe economic crisis had as a direct consequence an additional significant deterioration of the Bank's loan portfolio quality as compared to that of prior fiscal years. In 2003, the improvement in the overall Argentine economy and the advances made by the Bank in the restructuring of its commercial portfolio generated an improvement in the quality of the its loan portfolio. Despite this improvement, the high level nonaccrual loans in 2003 continues to reflect the deterioration of Argentina's economic situation and the measures adopted by the government aimed at restructuring private-sector debts, mainly in 2002. As of December 31, 2003, the nonaccrual portfolio as a percentage of total loans was 10.73%, compared to 13.08% at the close of fiscal year 2002. Considering the private-sector loan portfolio only, at the close of fiscal year 2003, the nonaccrual loan portfolio represented 31.19% of the total portfolio of loans to the private sector, compared to 35.47% a year before.

      In 2002, the Bank made a substantial effort to increase its allowances for loan losses and the coverage of the nonaccrual loan portfolio with allowances for loan losses. Due to the significant allowances set up in the previous fiscal year, coverage of nonaccrual loan portfolio with allowances reached 90.61% at the end of fiscal year 2003 and allowances as a percentage of total loans amounted to 9.72%. At that same date, the nonaccrual portfolio with guarantees amounted to 59.44%. Coverage with allowances for loan losses of the nonaccrual portfolio plus loans classified as category "2.b" pursuant to the Argentine Central Bank's classification (amounting to Ps. 212.6 million as of December 31,
2003) was 77.87% at the end of fiscal year 2003.

      In the year ended June 30, 2000, the improvement in the nonaccrual to total loans ratio was due to an increase in charge-offs, rather than to an improvement in the credit quality of the Bank's portfolio.

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

      The following table presents an analysis of the allowance for loan losses at the dates indicated. Certain loans are charged off directly to the income statement and, therefore, are not reflected in the allowance.

                                                                                       SIX MONTHS
                                                       FISCAL YEAR ENDED                  ENDED               FISCAL YEAR ENDED
                                                --------------------------------------------------------  ------------------------
                                                                      DECEMBER 31,                                JUNE 30,
                                                --------------------------------------------------------  ------------------------
                                                      2003         2002            2001         2000          2000         1999
                                                --------------- ------------    ----------  ------------  ------------  ----------
                                                (in millions of
                                                 pesos, except
                                                    ratios)     (in millions of February 28, 2003, constant pesos, except ratios)
TOTAL LOANS, AVERAGE (1).......................  Ps. 11,556.7   Ps. 15,262.4  Ps. 20,002.3  Ps. 19,676.5  Ps. 18,252.7  Ps.16,565.9
ALLOWANCE FOR LOAN LOSSES AT BEGINNING
 OF PERIOD.....................................       1,681.8        1,050.3         596.0         576.9         591.2        545.1
Changes in the Allowance for Loan Losses
  during the Period
Provisions Charged to Income...................         217.1        1,599.5         922.0         253.8         530.6        450.6
Prior Allowances Reversed......................        (402.1)             -          (2.0)         (2.9)         (3.5)        (0.2)
Charge-Offs (A)................................        (267.3)        (305.7)       (465.7)       (231.8)       (541.4)      (404.3)
Inflation Effect...............................         (52.2)        (662.3)            -             -             -            -
                                                 ------------   ------------  ------------  ------------  ------------  -----------
ALLOWANCE FOR LOAN LOSSES AT END OF PERIOD.....  Ps.  1,177.3   Ps.  1,681.8  Ps.  1,050.3  Ps.    596.0  Ps.    576.9  Ps.   591.2
Charge to the Income Statement during the
 Period Provisions Charged to Income...........         217.1        1,599.5         922.0         253.8         530.6        450.6
 Direct Charge-Offs, Net of Recoveries (B).....         (38.6)         (17.2)        (25.8)        (15.6)        (29.6)         0.7
 Recoveries of Provisions......................        (402.1)             -          (2.0)         (2.9)         (3.5)        (0.2)
                                                 ------------   ------------  ------------  ------------  ------------  -----------
NET CHARGE (BENEFIT) TO THE INCOME STATEMENT     Ps.   (223.6)  Ps.  1,582.3  Ps.    894.2  Ps.    235.3  Ps.    497.5  Ps.   451.1
RATIOS (%)
 Charge-Offs (A+B) to Average Loans (2)........          1.98%          1.89%         2.20%         2.20%         2.80%        2.44%
 Net Charge to the Income Statement to Average
 Loans (3).....................................         (1.93)         10.37          4.47          2.39          2.73         2.72

(1)   Before the allowance for loan losses.

(2)   Charge-offs plus direct charge-offs minus bad debts recovered.

(3) Income statement charges consist of net provisions plus net direct charge-offs (direct charge-offs minus bad debts recovered).

      As of December 31, 2003, the loan loss allowance was Ps. 1,177.3 million. This amount represented a coverage of the nonaccrual loan portfolio of 90.61%, which was lower than the 104.45% level as of December 31, 2002, but higher than the levels reached in prior fiscal years.

      The lower loan loss allowance reported at the close of fiscal year 2003, as compared to the prior fiscal year, reflects the reduced overall risk faced by the Bank's loan portfolio after completion of several debt restructurings. See " -- Argentine Central Bank's Loan Classification and Loan Loss Provisions -- Loan Loss Provision Requirements -- General Provisions" above.

      The increase in the allowance for loan losses as of December 31, 2002, when compared to December 31, 2001 and the increases in the year ended December 31, 2001, the six-month period ended December 31, 2000 and in the year ended June 30, 2000 when compared to the previous fiscal year are part of a continuing trend that reflects the continuous worsening of the economic conditions in Argentina between late 1998 and 2002. This is reflected in a general deterioration of credit quality, higher levels of nonperforming loans and higher charge-offs across the entire loan portfolio.

      The increase in the years ended December 31, 2002 and 2001 can also be attributed to the increase in the unallocated reserve as of each year end. For an explanation of the increase in the Bank's general unallocated allowance, see " -- Argentine Central Bank's Loan Classification and Loan Loss Provisions -- Loan Loss Provision Requirements -- General Provisions" above.

      In 2003, the net effect on the income statement was a benefit of Ps. 223.6 million, representing 1.93% of the average loan balance for the fiscal year. This gain was the consequence of the improvement in the quality of the loan portfolio which resulted in the recovery of loan loss provisions. The net charge to the income statement as a percentage of average loans was 10.37% in fiscal year 2002, 4.47% during fiscal year 2001 and 2.39% during the six months ended December 31, 2000. This reflects the fact that the Bank assigned an increased portion of its income, both to nonaccrual portfolio charge offs and to provide for a higher coverage of such portfolio with allowances, given that the quality of such portfolio deteriorated significantly during 2001, especially in the last quarter of the year, and in 2002.

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

                                                                       AS OF DECEMBER 31,
                                  ---------------------------------------------------------------------------------------------
                                               2003                           2002                            2001
                                  ------------------------------  ----------------------------   ------------------------------
                                                % OF      LOAN                  % OF      LOAN               % OF       LOAN
                                      AMOUNT   LOANS   CATEGORY %    AMOUNT     LOANS CATEGORY %    AMOUNT  LOANS    CATEGORY %
                                  ------------------------------  ------------------------------ ------------------------------
                                  (in millions of pesos,  (in millions of February 28, 2003, constant pesos, except percentages)
                                    except percentages)
Nonfinancial Public Sector......            -       -      64.00%          -       -     62.03%           -       -      41.15%
Local Financial Sector..........            -       -       1.61           -       -      1.09            -       -       0.91
Nonfinancial Private Sector and
 Residents Abroad
  Advances......................  Ps.    78.8    0.65%      1.81  Ps.   40.1    0.33%     1.84   Ps.   46.1    0.22%      3.85
  Notes.........................        441.9    3.65      11.46       569.0    4.62     12.55        219.2    1.04      18.46
  Mortgage Loans................        142.6    1.18       5.94       122.1    0.99      7.02        154.5    0.73      15.65
  Pledge Loans..................         22.7    0.19       0.45        24.3    0.20      1.56         33.5    0.16       4.00
  Personal Loans................        157.6    1.30       0.46        48.4    0.39      0.97         64.8    0.31       2.77
  Credit-Card Loans.............         14.5    0.12       6.76        55.6    0.45      4.75         83.7    0.40       8.90
  Placements in Correspondent
   Banks........................            -       -       1.42           -       -      1.29            -       -       1.79
  Other ........................          5.6    0.05       6.09         0.0    0.00      6.90          3.7    0.02       2.52
Unallocated (1).................        313.6    2.58          -       822.3    6.68         -        444.8    2.10          -
                                  -----------  ------  ---------  ---------- -------    ------   ---------- -------  ---------
TOTAL...........................  Ps. 1,177.3    9.72%    100.00% Ps.1,681.8   13.66%   100.00%  Ps.1,050.3    4.98%    100.00%
                                  ===========  ======  =========  ========== =======    ======   ========== =======  =========

                                           AS OF DECEMBER 31,                           AS OF JUNE 30,
                                      ------------------------------------------------------------------------------------------
                                                    2000                           2000                         1999
                                      ------------------------------------------------------------------------------------------
                                                    % OF      LOAN                % OF      LOAN               % OF    LOAN
                                        AMOUNT     LOANS    CATEGORY %  AMOUNT    LOANS   CATEGORY %  AMOUNT  LOANS  CATEGORY %
                                      ------------------------------------------------------------------------------------------
                                               (in millions of February 28, 2003, constant pesos, except percentages)
Nonfinancial Public Sector...........          -        -    27.49%            -       -     26.11%        -     -    22.12%
Local Financial Sector...............          -        -     5.35             -       -      3.77         -     -     4.90
Nonfinancial Private Sector and
Residents Abroad
 Advances............................  Ps.  35.9     0.17%    4.62      Ps. 40.1    0.19%     8.25   Ps.31.1  0.16%    7.84
 Notes...............................       76.7     0.37    23.61          82.9    0.39     25.60      71.6  0.37    24.82
 Mortgage Loans......................      100.3     0.48    16.72          89.9    0.43     14.16      97.8  0.51    14.48
 Pledge Loans........................       37.2     0.18     4.18          39.0    0.19      4.06      30.0  0.16     4.71
 Personal Loans......................       58.0     0.28     3.87          51.6    0.24      3.45      46.1  0.24     3.51
 Credit-Card Loans...................       84.8     0.40     7.95          86.8    0.41      6.84     134.2  0.70     6.41
 Placements in Correspondent Banks...          -        -     3.68             -       -      5.82         -     -     8.75
 Other...............................       10.7     0.05     2.53          11.2    0.05      1.94      12.1  0.06     2.46
Unallocated (1)......................      192.4     0.91        -         175.4    0.83         -     168.3  0.88        -
                                       ---------   ------   ------      --------  ------  --------  --------  ----   ------
TOTAL................................  Ps. 596.0     2.84%  100.00%     Ps.576.9    2.73%   100.00% Ps.591.2  3.08%  100.00%
                                       =========   ======   ======      ========  ======  ========  ========  ====   ======

(1) The unallocated reserve consists of the allowances established on the portfolio classified in the "normal" and "normal performance" categories and includes additional reserves in excess of Argentine Central Bank minimum requirements.

CHARGE-OFFS

      The following table sets forth the allocation of the main charge-offs made by Banco Galicia during the years ended December 31, 2003 and 2002, 2001 and the six-month period ended December 31, 2000.

                                                                            FISCAL YEAR ENDED
                                                --------------------------------------------------------------------------
                                                                                DECEMBER 31,
                                                --------------------------------------------------------------------------
                                                       2003                       2002                     2001
                                                --------------------------------------------------------------------------
                                                (in millions of pesos)   (in millions of February 28, 2003, constant pesos)
CHARGE-OFFS BY TYPE

  Advances.....................................       Ps. 31.3                  Ps. 48.6                Ps. 59.0
  Notes
     Promissory Notes .........................           65.0                      14.9                    20.1
     Discounted and Purchased Bills............              -                         -                    20.7
     Documentary Credits.......................              -                         -                       -
  Mortgage Loans...............................           34.4                      18.5                    16.5
  Pledge Loans.................................           18.8                      19.1                    41.0
  Personal Loans...............................           36.9                      33.7                   108.8
  Credit-Card Loans
     Banco Galicia.............................           27.9                      22.1                    50.2
     Regional Credit-Card Companies............           52.9                      89.3                   147.9
  Other Loans .................................            0.1                       5.7                     1.5
  Adjustment and Restatement...................              -                      31.5                       -
  Other........................................              -                         -                       -
                                                      --------                  --------                --------
  TOTAL........................................       Ps.267.3                  Ps.283.4(*)             Ps.465.7
                                                      ========                  ========                ========


(*) Does not include Ps. 22.3 million corresponding to Banco Galicia Uruguay
S.A.

      During fiscal year 2003 the overall level of charge-offs decreased from the level reported in the prior fiscal year, mainly as a result of the significant decrease in charge-offs related to loans granted by the regional credit card companies, which mainly comprises loans to the client segment that was first affected by the crisis, and therefore this portfolio had experienced significant charge offs in the prior years. This was partially offset by higher charge offs on mortgage loans and promissory notes.

      The overall level of charge offs for the year ended December 31, 2002, reflects the effects on the Bank's loan portfolio quality of the outbreak of the crisis in late 2001 and of the crisis environment prevailing during 2002. It also reflects the effects of the Argentine government measures aimed at restructuring private-sector loan portfolios. When comparing the 2002 figures in the table above with the previous periods' figures, it should be taken into account that previous year's data was restated in constant currency of February 28, 2003, by using the variation of the WPI, that is using a coefficient of
2.2035. The decrease in the overall level of charge offs in real terms is mainly due to this restatement. When compared in nominal terms, the overall level of charge offs in 2002 was 33.0% higher than in 2001. By type of loan, and when compared in nominal terms, increases can be observed in charge offs of promissory notes, mortgages and the regional credit-card companies portfolios. The increases in promissory notes and mortgage portfolios mainly reflect the fact that the economic crisis of 2002 significantly affected businesses, including several large businesses. The increase in the charge offs in the regional credit-card portfolio continued to show the more than proportional effect of the crisis (increase in unemployment and decrease in the purchasing power of income) on the lower-income segment of the population.

      The overall level of charge offs for the year ended December 31, 2001, reflects the deepening during year 2001 of the recession that began in the second half of 1998. The overall level of charge-offs remained mostly unchanged when compared to the annualized level of charge-offs made during the six-month period ended December 30, 2000. However, charge-offs by type of loan for the year ended December 31, 2001, showed certain variations when compared to the annualized amounts of the six-month period ended December 30, 2000, mostly due to the dynamics of the long and deep economic recession. Higher charge offs of advances and discounted and purchased bills reflect the fact that, during 2001, the adverse effects of the persistent economic recession extended into the medium and large corporate sector more intensely than in previous periods, with businesses being the main recipients of this type of unsecured loans. Charge-offs on notes and mortgage and pledge loans decreased indicating a slower deterioration of the credit quality of this type of loans. Charge offs on personal loans and credit-card loans related to credit cards managed by the Bank itself remained unchanged. Charge-offs on credit-card loans granted by the regional credit-card companies increased significantly reflecting the fact that the customer segment of these companies, the lower end of the consumer segment of the interior of Argentina, was one of the most affected by the deepening of the recession in 2001.

FOREIGN OUTSTANDINGS

      Cross-border or foreign outstandings for a particular country are defined as the sum of all claims on third parties domiciled in that country and comprise loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets that are denominated in dollars or other nonlocal currency. At the end of fiscal year 2003, we did not have any foreign outstandings that represented 0.75% or more of our total assets.

      At the end of fiscal year 2002, we had foreign outstandings amounting to Ps. 206.3 million with United States banks and other financial institutions, representing 0.86% of our total assets. There were no other foreign outstanding representing more than 0.75% of our total assets.

      At the end of fiscal year 2001, we had foreign outstandings with United States banks and other financial institutions of Ps. 698.2 million and with United Kingdom banks and financial institutions for Ps. 1,113.2 million, representing 2.50% and 3.99% of our total assets, respectively. There were no other foreign outstandings representing more than 0.75% of our total assets.

COMPOSITION OF DEPOSITS

      The following table sets out the composition of Grupo Galicia's deposits as of December 31, 2003, 2002 and 2001. Grupo Galicia's deposits mainly represent Banco Galicia's deposits.

                                                                      GRUPO GALICIA
                                                     --------------------------------------------
                                                                    AS OF DECEMBER 31,
                                                     --------------------------------------------
                                                         2003             2002            2001
                                                     --------------------------------------------
                                                      (in millions     (in millions of February 28,
                                                        of pesos)         2003, constant pesos)
Current Accounts and Other Demand Deposits.........  Ps. 1,178.8       Ps.  730.3     Ps.  1,907.9
Savings Accounts...................................        818.9            563.9          3,240.6
Time Deposits......................................      2,838.4          2,423.1          6,936.7
Restructured Deposits (1) .........................        381.9            948.4                -
Other Deposits.....................................        168.7            166.3          1,285.8
Plus:  Interest Payable and Differences in
Quotations (2).....................................        197.3            377.3            131.9
                                                     -----------       ----------     ------------
TOTAL DEPOSITS.....................................  Ps. 5,584.0       Ps.5,209.3     Ps. 13,502.9
                                                     -----------       ----------     ------------

(1) CEDROS, plus restructured deposits exchanged for government bonds in the Canje II, which have not been delivered to customers yet, plus restructured deposits under judicial proceedings.

(2)   Includes the CER adjustment of CEDROs.

      In 2003, the Group's consolidated deposits increased 7.2% as a result of the increase of voluntary deposits (deposits in current accounts, savings accounts and time deposits) raised by the Bank in Argentina. The increase in voluntary deposits was to a large extent due to the government measures aimed at "freeing" restructured deposits and exchanging them for government bonds. See " -- Main Regulatory Changes in 2002 and 2003 -- Deposits." Substantially all of the increase in time deposits was in short-term peso-denominated time deposits.

      The increase in consolidated time deposits was partially offset by the payment by Galicia Uruguay of the first installment of the restructuring schedule agreed with the depositors in December 31, 2003. In addition, the following factors contributed to offset the increase in the Bank's total deposits: (i) the decrease of the exchange rate during 2003 from Ps. 3,363 per U.S. dollar as of December 31, 2002 to Ps. 2,933 as of December 2003; and (ii) restructured deposits continued to decrease as a result of their amortization in accordance with the schedule established by the government, the payments made by the Bank as a consequence of the judicial orders received by the Bank mandating the reimbursement of deposits, and to the above mentioned measures to eliminate the restructured deposits.

      Restructured deposits in Argentina as of December 31, 2003 amounted to Ps.
381.9 million (principal only), with a 59.7% decrease from Ps. 948.4 million (principal only) as of December 31, 2002. Consequently, these deposits represented 6.8% of total deposits as of December 31, 2003, compared to 18.2% as of December 31, 2002.

      During 2002, the Group's consolidated deposits decreased 61.4% due to:

      (i) the continuity of the run on the Argentine financial system's deposits during the first months of 2002;

      (ii) the run on its deposits experienced by Galicia Uruguay until the suspension of its activities in February 13, 2002;

      (iii) the restructuring, completed during the last quarter of 2002, of Galicia Uruguay's deposits, which, in accordance with the restructuring proposal and depositor preferences, were partially replaced by negotiable obligations;

      (iv) the decrease in the Bank's deposits in Argentina as a consequence of the judicial orders received by the Bank mandating the reimbursement of deposits; and

      (v) the completion by late December 2002 of the Canje I. See " -- Main Regulatory Changes in 2002 and 2003 -- Deposits."

      It should be noted that, in the table above, prior years' figures were restated in constant currency of February 28, 2003, by using the variation of the WPI between January 1, 2002 and February 28, 2003, that is by using a coefficient of 2.2035. Therefore, the decrease in 2002 is to a large extent explained by said restatement of the December 31, 2001, figures. In nominal terms, the fall in the Group's consolidated deposits was 15.7%.

      The decrease of the Bank's total deposits in 2002 was mitigated by the fact that: (i) total deposits as of December 31, 2002, included US$554.9 million of deposits at the Bank's foreign branches and subsidiaries, that were dollar denominated and valued at the market exchange rate, and (ii) the exchange rate during 2002 increased from Ps. 1.00 per U.S. dollar as of December 31, 2001 to Ps. 3.363 as of December 2002.

      The decrease in savings accounts during 2002 is attributable to the fact that most savings accounts in the Bank operating in Argentina were dollar denominated as of December 31, 2001 and these deposits were restructured, with the balances of these restructured deposits (net of decreases and amortizations) shown under "Restructured Deposits" in the table above. This line included as of December 31, 2002, Ps. 948.4 million of restructured deposits (principal only). No restructured deposits were outstanding as of the close of fiscal year 2001. The decrease in time deposits is due, in part, to the restructuring of a large portion of Galicia Uruguay deposits as negotiable obligations. Galicia Uruguay had consolidated deposits for US$1,355.7 million as of December 2001 which were mostly time deposits. As of December 31, 2002 this subsidiary's consolidated deposits amounted to US$550.0 million.

      The table above shows the significant loss in deposits experienced by the Bank in 2001 as a consequence of the massive runs suffered by the Bank in Argentina throughout 2001 and by its subsidiary, Galicia Uruguay, in December 2001. Consolidated deposits fell 31.2% during 2001.

      For more information on deposits, see Item 5. "Operating and Financial Review and Prospects -- Item 5A. Operating Results -- Funding."

      The following table provides a breakdown of the Group's consolidated deposits as of December 31, 2003, by contractual maturity date and currency of denomination. As already mentioned in this annual report, the contractual maturity of CEDROs was set by the Argentine government's regulations.

                                                        PESO-DENOMINATED        DOLLAR-DENOMINATED         TOTAL
                                                      ----------------------------------------------------------------
                                                                     % OF                  % OF                  % OF
                                                       AMOUNT       TOTAL       AMOUNT     TOTAL      AMOUNT    TOTAL
                                                      ----------------------------------------------------------------
                                                                            (in millions of pesos)
Current Accounts and Demand Deposits................  Ps.1,130.1     30.2%    Ps.   48.7      3.0%  Ps.1,178.8   21.9%
Savings Accounts....................................       641.6     17.2          177.3     10.8        818.9   15.2
Time Deposits.......................................     1,507.6     40.3        1,330.8     80.9      2,838.4   52.7
     Maturing within 30 Days........................       349.0      9.3           65.3      4.0        414.3    7.7
     Maturing after 31 Days but within 59 Days......       402.8     10.8           44.4      2.7        447.2    8.3
     Maturing after 60 Days but within 89 Days......       449.0     12.0           28.3      1.7        477.3    8.9
     Maturing after 90 Days but within 179 Days.....       263.3      7.0           24.6      1.5        287.9    5.3
     Maturing after 180 Days but within 365 Days....        42.5      1.2            6.5      0.4         49.0    0.9
     Maturing after 365 Days........................         1.0        -        1,161.7     70.6      1,162.7   21.6
Restructured Deposits (1)...........................       381.9     10.2              -        -        381.9    7.1
Other Deposits......................................        79.8      2.1           88.9      5.3        168.7    3.1
     Maturing within 30 Days........................        79.3      2.1           82.5      5.0        161.8    3.0
     Maturing after 31 Days but within 59 Days......           -        -              -        -            -      -
     Maturing after 60 Days but within 89 Days......           -        -              -        -            -      -
     Maturing after 90 Days but within 179 Days.....           -        -              -        -            -      -
     Maturing after 180 Days but within 365 Days....           -        -              -        -            -      -
     Maturing after 365 Days........................         0.5        -            6.4      0.3          6.9    0.1
                                                      ----------    -----     ----------   ------   ----------  -----
TOTAL DEPOSITS (2)..................................  Ps.3,741.0    100.0%    Ps.1,645.7    100.0%  Ps.5,386.7  100.0%
                                                      ----------    -----     ----------   ------   ----------  -----

(1) CEDROs, plus restructured deposits exchanged for government bonds in the Canje II, which have not been delivered to customers yet, plus restructured deposits under judicial proceedings. Only principal. Excludes the CER adjustment.

(2)   Only principal.

      The preceding table shows that the highest concentration of time deposits is in the "Within 30 Days," "After 31 Days but Within 59 Days" and "After 60 Days but Within 89 Days" categories, amounting to 24.9% of the total.

      With respect to time deposits raised in Argentina, it is worth pointing out that, even though the Argentine Central Bank had authorized the raising of time deposits of less than 30 days (up to 7- and 14-day terms) as from March 2002, depending on the characteristics of the funds raised, through Communique "A" 4032 effective as of November 1, 2003, such entity reestablished the minimum term to raise deposits in 30 days. The average maturity of our voluntary time deposits in Argentina both peso- and dollar-denominated was approximately 60 days as of December 31, 2003, having increased during 2003 from approximately 40 days as of December 31, 2002.

      Dollar-denominated time deposits in the table above with a maturity of more than 365 days corresponded primarily to Galicia Uruguay's consolidated restructured deposits.

      The schedule established by the government for the reimbursement of CEDROS began in March 2002 and January 2003, for those originally denominated in pesos and in U.S. dollars, respectively, and expires in November 2004 and August 2005, respectively.

      As of December 31, 2003, dollar-denominated deposits, for Ps. 1,645.7 million, represented 30.6% of total deposits, Ps. 1,270.8 million of which corresponded to Galicia Uruguay consolidated, representing mostly time deposits, and Ps. 0.8 million to the Bank's Cayman Branch.

      The following table provides information about the maturity of the Group's outstanding time deposits exceeding Ps. 100,000, according to whether they were opened at domestic or foreign branches as of December 31, 2003.

                                                                                 ISSUED BY            ISSUED BY
                                                                              DOMESTIC OFFICES     FOREIGN OFFICES
                                                                              ----------------     ---------------
                                                                                    (in millions of pesos)
Time Deposits
    Within 29 Days...........................................................    Ps. 151.1                   -
    After 30 Days but within 59 Days.........................................        180.0                   -
    After 60 Days but within 89 Days.........................................        146.9                   -
    After 90 Days but within 179 Days........................................        128.4                   -
    After 180 Days but within 365 Days.......................................         29.7                   -
    After 365 Days...........................................................          1.3             1,060.5
                                                                                 ---------         -----------
TOTAL TIME DEPOSITS..........................................................    Ps. 637.4         Ps. 1,060.5
RESTRUCTURED DEPOSITS........................................................    Ps. 108.8                   -
Other Deposits
    Within 29 Days...........................................................            -                   -
    After 30 Days but within 59 Days.........................................            -                   -
    After 60 Days but within 89 Days.........................................            -                   -
    After 90 Days but within 179 Days........................................            -                   -
    After 180 Days but within 365 Days.......................................            -                   -
    After 365 Days...........................................................            -         Ps.     6.4
                                                                                 ---------         -----------
TOTAL OTHER DEPOSITS.........................................................            -         Ps.     6.4
                                                                                 ---------         -----------
TOTAL DEPOSITS (2) ..........................................................    Ps. 746.2         Ps. 1,066.9
                                                                                 =========         ===========

(1) CEDROS, plus restructured deposits exchanged for government bonds in the Canje II, which have not been delivered to customers yet, plus restructured deposits under judicial proceedings. Only principal. Excludes the CER adjustment.

(2)   Only principal.

RETURN ON EQUITY AND ASSETS

      The following table presents certain selected financial information and ratios for Grupo Galicia for the periods indicated.

                                                                                             GRUPO GALICIA
                                                                          ---------------------------------------------
                                                                                           FISCAL YEAR ENDED
                                                                          ---------------------------------------------
                                                                                              DECEMBER 31,
                                                                          ---------------------------------------------
                                                                                2003            2002            2001
                                                                          ---------------------------------------------
                                                                          (in millions of   (in millions of February 28,
                                                                           pesos, except    2003, constant pesos, except
                                                                           percentages)           percentages)
Net Income After the Loss Absorption..................................    Ps.  (217.1)     Ps. (1,471.5)    Ps.   264.6
Net Income Before the Loss Absorption.................................         (217.1)         (2,841.5)          264.6
Average Total Assets..................................................       22,530.3          29,500.9        31,967.4
Average Shareholders' Equity..........................................        1,529.4           2,431.9         3,053.4
Shareholders' Equity at End of the Period.............................        1,462.3           1,638.7         3,103.5
Return on Assets (1)..................................................          (0.92)%           (5.90)%          0.90%
Return on Shareholders' Equity (2)....................................         (14.19)           (60.51)           8.67
Declared Cash Dividends...............................................              -                 -               -
Dividend Payout Ratio.................................................              -                 -               -
Average Shareholders' Equity as a Percentage of Average Total Assets..           6.79%             8.24%           9.55%
Shareholders' Equity at the End of the Period as a Percentage of
 Average Total Assets.................................................           6.49              5.55            9.71
                                                                          ===========      ============     ===========

(1) Before the absorption allowed by Argentine Central Bank Communique "A" 3800, for fiscal year 2002 this ratio was (10.55) %.

(2) Before the absorption allowed by Argentine Central Bank Communique "A" 3800, for fiscal year 2002 this ratio was (116.84) %.

SHORT-TERM BORROWINGS

      Grupo Galicia's short-term borrowings represents mainly Banco Galicia's short-term borrowings.

      Short-term borrowings include all the Bank's borrowings (including repos and debt securities or negotiable obligations) with a contractual maturity of less than one year, owed to the Argentine Central Bank, foreign and domestic financial institutions and negotiable obligations holders.

                                                                                  AS OF DECEMBER 31,
                                                                 ---------------------------------------------------
                                                                   2003                 2002                2001
                                                                 ---------------------------------------------------
                                                                                         (in millions of February 28,
                                                                 (in millions of pesos)     2003, constant pesos)
SHORT-TERM BORROWINGS
Argentine Central Bank......................................     Ps.    0.8          Ps. 4,831.2         Ps. 2,719.8
Other Banks and International Entities (1)
    Lines of Credit from Domestic Banks.....................           25.1                 48.0                42.8
    Lines of Credit from Foreign Banks......................        1,231.8              1,548.8               567.4
Repos with Domestic Banks (1)...............................              -                    -               954.8
Repos with Foreign Banks (1)................................              -                    -                88.1
Debt Securities (1) ........................................            9.5                129.2               962.7
                                                                 ----------          -----------         -----------
TOTAL.......................................................     Ps.1,267.2          Ps. 6,557.2         Ps. 5,335.6
                                                                 ==========          ===========         ===========

(1)   For 2003 and 2002, included short term borrowings under restructuring.

      Banco Galicia's short-term borrowings totaled Ps. 1,267.2 million as of December 31, 2003, compared to Ps. 6,557.1 million as of December 31, 2002 and Ps. 5,335.6 million as of December 31, 2001.

      The decrease in the Bank's short term borrowings in 2003 is mainly due to the fact that, as of December 31, 2003, the financial assistance for liquidity support owed to the Argentine Central Bank was recorded as a long term liability, while as of December 31, 2002, such liabilities were recorded as a 30-day revolving facility. On November 27, 2003, through its Resolution No. 1, the Financial System's Restructuring Unit authorized the Argentine Central Bank to restructure such financial assistance in accordance with: (i) the provisions of Decree No. 739/03 and Decree No. 1262/03 and (ii) the repayment schedule presented by the Bank to the Argentine Central Bank. On February 3, 2003, the Argentine Central Bank approved such schedule, which contemplates the repayment of the financial assistance for liquidity support owed to the Argentine Central Bank in 92 monthly installments beginning in March 2004, inclusively. As of December 31, 2002, Ps. 4,831.2 million corresponding to such assistance were included as short term borrowings. See Item 5. "Operating and Financial Review and Prospects -- Item 5A. Operating Results -- Funding."

      In addition short term borrowings decreased in 2003 due to: (i) the decrease of the balance of lines with foreign banks, mainly as a result of the appreciation of the peso, and (ii) the decrease of the balance of negotiable obligations as a result of the progress made by the regional credit card companies in the restructuring of its short-term negotiable obligations, past due as of December 31, 2002, into long term liabilities.

      The increase in the Bank's short term borrowings in 2002 as compared with 2001 was attributable to: (i) additional financial assistance for liquidity support granted by the Argentine Central Bank to the Bank, in the first months of 2002 and before the implementation of the Galicia capitalization and liquidity plan. It should be noted that the balance of "Repos with Domestic Banks" as of December 31, 2001, mainly represents Repos with the Argentine Central Bank, given that as a result of the crisis, in late 2001, the only source of funding available to banks in the local market became the Argentine Central Bank, in its capacity as lender of last resort. At maturity such Repos were cancelled by means of advances from the Argentine Central Bank.

      The increase in the balance of lines from foreign banks in 2002 mainly reflects the reallocation of an US commercial paper recorded as negotiable obligations as debt with foreign banks, for US$250 million.

      The following table shows for the significant short-term borrowings of Grupo Galicia for the fiscal years ended December 31, 2003, 2002 and 2001:

      -     the weighted-average interest rate at year end,

      - the maximum balance recorded at the monthly closing dates of the periods,

      -     the average balances for each period, and

      -     the weighted-average interest rate for the periods.

                                                                            GRUPO GALICIA, AS OF DECEMBER 31,
                                                                    -----------------------------------------------------
                                                                         2003               2002               2001
                                                                    -----------------------------------------------------
                                                                    (in millions of     (in millions of February 28, 2003,
                                                                       pesos )                  constant pesos)
ARGENTINE CENTRAL BANK
    Weighted-average interest rate at end of period........                9.00%               4.38%               9.00%
    Maximum balance recorded at the monthly closing dates..         Ps.     0.8         Ps. 4,831.2             3,414.0
    Average balances for each period.......................                 0.3             4,297.8               294.4
    Weighted-average interest rate for the period..........                9.00%              29.09%               9.00%
LINES OF CREDIT FROM DOMESTIC BANKS
    Weighted-average interest rate at end of period........                6.88%               6.48%              20.35%
    Maximum balance recorded at the monthly closing dates..         Ps.    43.4         Ps.   144.3         Ps.   172.3
    Average balances for each period.......................                35.4                73.1               182.7
    Weighted-average interest rate for the period .........                6.82%               9.86%              37.03%
LINES OF CREDIT FROM FOREIGN BANKS
    Weighted average interest rate at end of period .......                7.10%               6.20%               6.51%
    Maximum balance recorded at the monthly closing dates..         Ps. 1,344.4         Ps. 1,877.6         Ps.   916.9
    Average balances for each period ......................             1,239.0             1,443.2               715.7
    Weighted average interest rate for the period .........                7.10%               6.12%               6.19%
REPOS WITH DOMESTIC BANKS
    Weighted-average interest rate at end of period .......                   -                   -                9.00%
    Maximum balance recorded at the monthly closing dates..                   -         Ps. 1,056.8         Ps. 1,259.1
    Average balances for each period ......................                   -               330.9                91.9
    Weighted-average interest rate for the period .........                   -               33.42%               9.13%
REPOS WITH FOREIGN BANKS
    Weighted-average interest rate at end of period .......                   -                   -                3.50%
    Maximum balance recorded at the monthly closing dates..                   -                   -         Ps.   461.8
    Average balances for each period ......................                   -                   -               365.8
    Weighted-average interest rate for the period .........                   -                   -               3.91%
NEGOTIABLE OBLIGATIONS
    Weighted-average interest rate at end of period .......               16.05%              16.18%               9.44%
    Maximum balance recorded at the monthly closing dates..         Ps.   128.0         Ps.   238.7         Ps. 1,377.4
    Average balances for each period ......................                50.9               182.7             1,235.5
    Weighted-average interest rate for the period..........               16.05%              16.19%               8.86%
                                                                    -----------         -----------         -----------

REGULATORY CAPITAL

      The capital adequacy of Grupo Galicia is not under the supervision of the Argentine Central Bank. Grupo Galicia has a minimum capital requirement established by the Commercial Companies' Law (Ley de Sociedades Comerciales) of Ps. 0.012 million.

      Due to the significant changes suffered during 2002 by the financial system's operations, which significantly affected the variables to determine the minimum capital requirements, through its Communiques "A" 3599 and "A" 3604 dated May 3 and 9, 2002, respectively, the Argentine Central Bank suspended the submission of capital adequacy information by financial institutions. On June 2, 2003 and July 25, 2003, through its Communiques "A" 3959 and "A" 3986, respectively, the Argentine Central Bank established new capital adequacy rules and that compliance with such rules by financial institutions would be required beginning on January 1, 2004.

The Bank was in compliance with the Argentine Central Bank's new capital adequacy requirements during 2004, both before and after the increase in its regulatory capital resulting from the restructuring of the foreign debt of its head office in Argentina and of its Cayman Branch. For more information on this restructuring see " -- Business Overview -- Banco Galicia -- Restructuring of the Foreign Debt of the Bank's Head Office in Argentina and its Cayman Branch."

      The current and the previous capital adequacy rules established by the Argentine Central Bank are based on the methodology of the Basel Committee on Banking Supervision of the Bank for International Settlements. Banks have to comply with capital requirements both on an unconsolidated basis and on a consolidated basis with its significant subsidiaries. Banco Galicia's significant subsidiaries are Galicia Uruguay and the regional credit-card companies that Banco Galicia indirectly controls.

      For more information on Argentine Central Bank's minimum capital requirement rules, see " -- Argentine Banking System and Regulation -- Argentine Banking Regulation -- Capital Adequacy Requirements."

      The table below presents Banco Galicia's capital requirement and computable capital for the dates indicated. The information is consolidated with significant subsidiaries, with the regional credit card companies incorporated in June 1999.

                                                                                  AS OF DECEMBER 31,
                                                         -------------------------------------------------------------------
                                                              2003(*)                2002(*)                        2001
                                                         -------------------------------------------------------------------
                                                         (in millions of pesos,  (in millions of February 28, 2003, constant
                                                         except  percentages)             pesos, except percentages)
SHAREHOLDERS' EQUITY................................        Ps. 1,352.8            Ps. 1,551.7                  Ps. 3,090.3
ARGENTINE CENTRAL BANK MINIMUM CAPITAL
  REQUIREMENTS
  Allocated to Financial Assets ....................                  -                      -                      1,465.3
  Allocated to Fixed Assets ........................                  -                      -                        202.3
  Allocated to Market Risk..........................                  -                      -                          0.2
  Allocated to Interest-Rate Risk...................                  -                      -                         64.1
  Lending to the Nonfinancial Public Sector.........                  -                      -                         55.7
  Government Securities in Investment
  Accounts..........................................                  -                      -                         92.3
                                                            -----------            -----------                  -----------
MINIMUM CAPITAL REQUIRED BY THE ARGENTINE
  CENTRAL  BANK (A)                                                   -                      -                  Ps. 1,879.9
CAPITAL CALCULATED UNDER ARGENTINE BANKING
  GAAP
 Core Capital.......................................                  -                      -                      3,103.1
 Supplemental Capital...............................                  -                      -                        158.6
 Deductions
  Investments in Financial Entities.................                  -                      -                         (2.2)
  Organization Expenses.............................                  -                      -                       (208.4)
  Goodwill Recorded from June 30, 1997..............                  -                      -                       (258.2)
  Real Estate Properties for Banco
     Galicia's Own Use and Miscellaneous,
     for which no title deed has been made..........                                                                  (61.7)
  Other.............................................                  -                      -                        (58.0)
                                                            -----------            -----------                  -----------
 Total..............................................                  -                      -                       (588.5)
 Additional Capital - Market Variation..............                  -                      -                          2.2
                                                            -----------            -----------                  -----------
CAPITAL CALCULATED UNDER ARGENTINE BANKING
  GAAP..............................................                  -                      -                  Ps. 2,675.4
EXCESS CAPITAL
  Excess over required Capital (B)-(A)..............                  -                      -                  Ps.   795.5
  Excess over Required Capital as a % of
  Required Capital .................................                  -                      -                        42.32%
Total Capital Ratio.................................                  -                      -                        17.18

(*) Through its Communiques "A" 3599 and "A" 3604 dated May 3 and 9, 2002, respectively, the Argentine Central Bank suspended the submission of this information.

      As of December 31, 2001, the Bank's computable capital exceeded the minimum capital requirement of Ps. 1,879.9 million by Ps. 795.5 million, representing an excess of 42.3%. This represented a Ps. 245.7 million increase in excess computable capital from the December 31, 2000 level, primarily due to a Ps. 102.3 million decrease in the minimum capital requirement and a Ps. 143.4 million increase in the regulatory capital calculated under the Argentine Central Bank rules. The lower minimum capital requirement can be explained by the reduction in the risk-weighted value of financial assets, mainly due to the decrease in the average loan balance during 2001, while the higher computable capital was mainly a consequence of the increase in retained earnings.

      For more information regarding Banco Galicia's capital, see Item 5. "Operating and Financial Review and Prospects -- Item 5B. Liquidity and Capital Resources -- Capital."

GOVERNMENT REGULATION

      As a financial services holding company, Grupo Galicia does not have a specific institution controlling its activities as a holding entity. Nevertheless, its subsidiaries have different regulatory entities regulating their activities.

      In the case of Banco Galicia, the Argentine Central Bank is the regulatory entity. For a description of Argentine banking regulations and the main regulatory changes introduced by the government affecting financial institutions' activities, see " -- Main Regulatory Changes in 2002 and 2003" and " -- Argentine Banking System and Regulation -- Argentine Banking Regulation" below.

      With respect to the insurance business, Sudamericana Holding S.A.'s insurance subsidiaries are regulated by the National Insurance Superintendency and Laws No. 17,418, No. 20,091 and No. 22,400. The insurance companies held by Sudamericana Holding S.A. are Galicia Vida Compania de Seguros S.A., Galicia Retiro Compania de Seguros S.A., Galicia Patrimoniales S.A. and Instituto de Salta Compania de Seguros de Vida S.A. Sudamericana Holding S.A. also holds Medigap Salud S.A. and Sudamericana Asesores de Seguros S.A., both of which are regulated by the Commercial Companies' Law. Sudamericana Asesores de Seguros S.A. is also regulated by the National Insurance Superintendency through Law No. 22,400.

      Net Investment S.A., our Internet incubator, and its controlled companies are regulated by the Commercial Companies' Law and do not have a specific regulating agency.

      Galicia Warrants is regulated by National Law No. 9,643.

MINIMUM CAPITAL REQUIREMENTS OF NONBANKING COMPANIES

      We and the companies we control are regulated by the Law Governing Commercial Companies. In section No. 186, the law establishes that the capital of a corporation (sociedad anonima) cannot be less than Ps. 12,000 (twelve thousand pesos). In addition to this law, the Bank must also comply with the regulations set forth by the Argentine Central Bank.

      The insurance companies controlled by Sudamericana Holding S.A. must meet the minimum capital requirements set by General Resolution No. 25,804 of Argentina's Superintendency of Insurance. The abovementioned resolution requires insurance companies to maintain a minimum capital level equivalent to the highest of the amounts calculated as follows:

a) By line of insurance: This method establishes a fixed amount by line of insurance. For life insurance companies, it is Ps. 750,000, rising to Ps. 3 million for companies that offer pension-linked life insurance. For annuity providers that do not offer life annuities or annuities covering disability and other work-related risks, the requirement is Ps. 2 million. For property insurance companies, the requirement is Ps. 5 million, excluding the automotive line of business.

b) By premiums and additional fees: To use this method, the company must calculate the sum of the premiums written and additional fees earned in the last 12 months. Of the total, the company must calculate 18% of any result up to Ps. 5 million, and 16% of any result over Ps. 5 million. Finally, it must add the resulting figures and adjust the total by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.

c) By claims: To use this method, the company must calculate the sum of gross claims paid during the 36 months prior to the end of the period under analysis. To that amount, it must add the difference between the balance of unpaid claims as of the end of the period under analysis and the balance of unpaid claims as of the 36th month prior to the end of the period under analysis. The resulting figure must be divided by three. Then the company must calculate 26% of any result up to Ps. 3.5 million, and 23% of any result over Ps. 3.5 million. The resulting figure must be adjusted by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.

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

         The minimum required capital must then be compared to computable capital, defined as shareholder's equity less noncomputable assets. Noncomputable assets consist mainly of deferred charges, pending capital contributions, and excess investments in authorized instruments. As of December 31, 2003, the computable capital of the companies held by Sudamericana Holding S.A. exceeded the minimum requirement of Ps. 11.7 million by Ps. 19.6 million, representing an excess of approximately 167%.

MAIN REGULATORY CHANGES IN 2002 AND 2003

GENERAL

         In order to deal with the 2001 and 2002 crisis, on January 7, 2002, Congress enacted the Public Emergency Law. The main measures taken by the government through the enactment of such Law and a series of decrees, include the following:

         - ratifying the suspension of payments of Argentina's sovereign debt except for debt with the multilateral credit agencies;

         - repealing of the articles of the Convertibility Law that had established in 1991 the one-to-one peso-dollar parity, devaluing the peso and subsequently allowing the peso to float, which resulted in an increase in such parity of approximately 240.0% during 2002;

         - tightening of foreign-exchange controls and restrictions to transfers abroad, which began to be loosened at the end of 2002;

         - ratifying and tightening the restrictions to cash withdrawals from bank deposits established in December 2001 (the "corralito"), restrictions that were lifted in December 2002;

         - establishing a compulsory "asymmetric" conversion of certain dollar-denominated assets and liabilities into peso-denominated assets and liabilities at different exchange rates ("asymmetric pesification"), as follows:

            - private sector debt (individual and corporate dollar-denominated debt) with financial institutions, and other creditors, was converted into peso-denominated debt at a one-to-one exchange rate;

            - dollar-denominated public sector debt instruments in financial institutions' portfolios, both national and provincial, were converted into peso-denominated instruments at an exchange rate of Ps. 1.40 per US$1.00; and

            - dollar-denominated bank deposits were converted into peso-denominated bank deposits at an exchange rate of Ps. 1.40 per US$1.00, while public-sector debt, bank and corporate debt governed by foreign law remained dollar-denominated;.

         - modifying the yields of assets and the cost of liabilities pesified at the Ps. 1.40 per US$1.00 exchange rate, establishing fixed maximum and minimum interest rates, respectively, and establishing the indexation of the capital of those assets and liabilities to the variation of prices or salaries;

         - restructuring bank peso-denominated time deposits and dollar-denominated deposits, above certain amounts, and establishing a repayment schedule ending in 2003 and 2005 depending on whether the deposit was originally peso or dollar-denominated (this restructuring was known as the "corralon");

         - establishing a series of voluntary swaps of deposits in the "corralito" or of restructured deposits for government bonds, as a response to the inability of the financial system to return deposits in accordance with their original terms and conditions. Through Decree No. 739/03 of April 1, 2003, the lifting of the "corralon" was established;

         -  amending the charter of the Argentine Central Bank; and

         - allocating government bonds to financial institutions in compensation for the losses that would otherwise arise from the "asymmetric pesification." As of the date of this annual report, the government and the Argentine Central Bank have provided a series of rules to determine the amount of compensation in connection with the "asymmetric pesification" to which each financial institution is entitled. However, certain situations remain that have not been contemplated by such rules, such as the provision of compensation for the effects of the "asymmetric pesification" on nonbanking subsidiaries with complementary activities.

         On October 29, 2003, the Congress approved the provision to financial institutions of compensation for the imposition by the government of different inflation adjustment coefficients on pesified bank assets. However, as of the date of this annual report, the provision of compensation to financial institutions for the negative effect on their financial condition resulting from the reimbursement of dollar-denominated deposits, pursuant to depositors' judicial actions ("amparo claims"), at exchange rates greater than Ps. 1.40 per US$1.00, is pending.

         Some of these measures are described in more detail below and under " -- Argentine Banking System and Regulation -- Argentine Banking Regulation."

FOREIGN EXCHANGE MARKET

         In late 2001 and early 2002 restrictions were imposed on access to the Argentine foreign exchange market and on capital movements, which were tightened by mid 2002. The Public Emergency Law put an end to the Convertibility Law regime and thereby abandoned over ten years of fixed 1-to-1 U.S. dollar-peso parity, and granted the Executive Branch the power to set the exchange rate between the peso and foreign currencies and to regulate the foreign exchange market.

         In order to prevent the appreciation of the peso that took place principally during the fourth quarter of 2002, and mainly through its Communiques "A" 3826, "A" 3843, "A" 3845, "A" 3866, "A" 3944, "A" 4087, and A"
4079, the Argentine Central Bank began to ease some of these restrictions.

         Effective January 1, 2003, the Argentine Central Bank authorized the anticipated payment of imports and extended the maximum period for exporters of capital goods to liquidate foreign exchange. Likewise, it subsequently lifted restrictions on: (i) transfers of foreign exchange abroad to effect payments of principal in connection with nonfinancial private sector debts of a financial nature that had been restructured and in connection with debts that had become past due for amounts not to exceed US$150,000 per month; and (ii) the transfer of funds to pay interest on financial debts, profits and dividends. In addition:
(i) access of individuals and legal entities to the foreign exchange market was enhanced by increasing the monthly purchase amounts authorized from US$100,000 to US$150,000; (ii) authorized holdings of foreign exchange by financial institutions were also increased; and (iii) the limit over which exporters had to liquidate foreign exchange with the Argentine Central Bank was increased from US$200,000 to US$1.0 million.

         In May 2003, the foreign exchange market regulations were further relaxed. Mainly through Communique "A" 3944, effective May 6, 2003, the Argentine Central Bank provided for an additional easing of restrictions, which included, among others, the following:

- the period for exporters of goods and services to liquidate foreign exchange was extended from 30 to 90 working days;

- except for certain export transactions, the obligation for exporters to liquidate foreign exchange through the Argentine Central Bank was eliminated;

- anticipated payment of foreign debt arising from import transactions was authorized independently from the contractual maturity;

- the requirement to obtain prior authorization of the Argentine Central Bank was eliminated for transfers of funds abroad for payment of principal of debts of a financial nature by financial and nonfinancial legal entities and local governments. The need for Argentine Central Bank prior authorization was not lifted in the case of financial institutions with outstanding financial assistance for liquidity support from the Argentine Central Bank. See " -- Argentine Banking System and Regulation -- Argentine Banking Regulation -- Financial Assistance from the Argentine Central Bank -- Financial Assistance for Liquidity Support Granted Before April 1, 2003." The requirement to obtain prior authorization from the Argentine Central Bank is not applicable to the payments in connection with the Bank's foreign debt restructured on May 18, 2004, as such restructuring was approved by the Argentine Central Bank. See " -- Business Overview -- Banco Galicia -- Restructuring of the Foreign Debt of the Bank's Head Office in Argentina and its Cayman Branch." On February 3, 2004, financial institutions with no outstanding financial assistance from the Argentine Central Bank were authorized to prepay debts with foreign creditors, with certain exceptions.

- the limit to purchase foreign exchange without the prior authorization of the Argentine Central Bank, applicable to all Argentine residents, was increased from to US$500,000 per month. On January 20, 2004, Communique "A" 4079 increased such limit to US$1 million, and Communique "A" 4128, dated April, 16, 2004, increased it again to US$2 million.

         On June 30, 2003, Decree No. 285/03, regulated by Argentine Central Bank Communique "A" 3972, established effective July 1, 2003, a system for the registration of funds entering into Argentina and a 180-day restriction on the remittance of such registered funds abroad. This restriction does not apply to foreign trade transactions or to foreign direct investment.

         During 2003, the Argentine Central Bank issued a series of rules further enhancing access to the foreign exchange market. Effective as of February 3, 2004, through Communique "A" 4086, access by mutual funds to the foreign exchange market was authorized.

LOANS TO THE PRIVATE SECTOR AND ASYMMETRIC INDEXATION

         Pursuant to Decree No. 214/02 dated February 3, 2002, as amended, loans to the private sector were pesified at the Ps. 1 per dollar parity. These loans' principal was to be adjusted by a coefficient whose variation is tied to the changes in the consumer price index. The adjustment coefficient was known as the Stabilization Coefficient of Reference ("Coeficiente de Estabilizacion de Referencia") or CER (as per its initials in Spanish), with a maximum interest rate was to be applied. The adjustment by the CER coefficient would be retroactively applied beginning 180 days as from February 4, 2002. Subsequently, most of the loans to individuals were excluded from this adjustment, which was replaced by another coefficient that is linked to the changes in the general level of salaries. This coefficient was called the Variation Coefficient of Salaries ("Coeficiente de Variacion de Salarios") or CVS (as per its initials in Spanish). Decrees No. 762/2002 and No. 1242/2002, dated May 7, 2002 and July 15, 2002, respectively, Law No. 25,713 dated November 28, 2002, as ruled by Decree No. 44/03 dated January 26, 2003, and Law No. 25,796, published in the Official Gazette on November 17, 2003 and passed by Congress on November 14, 2003 provided for the following measures, among others:

      - the following loans originally agreed in U.S. dollars and then pesified were excluded from the application of the CER: (i) loans secured by residential mortgages on property representing the borrower's sole family residence agreed upon for up to US$250,000; ii) personal loans originally agreed up to Ps. 12,000 or US$12,000 or the equivalent amount in foreign currency; and iii) personal loans secured by a pledge originally agreed up to Ps. 30,000 or US$30,000 or the equivalent amount in foreign currency.

      - the application of the adjustment by the CVS as from October 1, 2002 (until such date, loan conditions to be applied would be those in force as of February 2, 2002) and the elimination of such adjustment beginning on April 1, 2004. This rule was regulated through Decree No. 117/04 published in the Official Gazette on January 6, 2004 and through Communique "A" 4103 issued by the Argentine Central Bank. The Bank began to apply the adjustment by the CVS to the principal of eligible loans on November 2003.

      - loans to be adjusted by the CER shall bear an interest rate ranging from 3.5% to 8%, depending on the type of debtor, the existence of guarantees and the type of loan.

      - loans to be adjusted by the CVS shall bear an interest rate that would be the lowest between the loan's contractual rate and the following maximum interest rates: 12.38% for mortgage loans, 16.41% for loans secured by a pledge and 25.48% for personal loans.

      - those debtors with obligations not included in the above-mentioned exceptions and with a total indebtedness in the financial system, as of February 3, 2002, of up to Ps. 400,000, would be able to capitalize the CER adjustment accrued up to September 30, 2002. Once the debt's new amount was recalculated in such way, the loan had to be restructured so that the first installment at the moment of the restructuring did not exceed the last installment paid in accordance with the previous conditions. If the loan was not an installment loan, the CER adjustment accrued and accumulated up to September 30, 2002, must be paid in installments throughout a period of not less than 120 days. Decree No. 117/2004 set forth that the restructuring of these loans and the offer of alternatives to debtors by creditors to pay off the accumulated CER amounts had to be made before March 1, 2004.

         On July 25, 2003, the Argentine Central Bank authorized, through its Communique "A" 3987, financial institutions to grant loans to be adjusted by the CER, with the purposes of increasing peso-denominated loan origination, both medium- and long-term.

         DURING MOST OF 2002, SEVERAL REGULATIONS WERE IN FORCE THAT RESTRICTED CREDITORS' ABILITY TO EXERCISE THEIR RIGHTS, INCLUDING FORECLOSURE PROCEEDINGS ON MORTGAGES AND PLEDGES, ALL PRELIMINARY MEASURES, SUCH AS ATTACHMENTS AND PRELIMINARY INJUNCTIONS ON THOSE GOODS AND/OR FACILITIES OWNED BY DEBTORS. THE SUSPENSION OF FORECLOSURE PROCEEDINGS WAS EXTENDED SEVERAL TIMES THROUGH REGULATIONS OR BY MEANS OF BANKS' VOLUNTARY COMMITMENT TO NOT BRING FORECLOSURE ACTIONS AGAINST DEBTORS UNTIL THE NATIONAL CONGRESS HAD THE OPPORTUNITY TO CONSIDER A NEW PROJECT OF LAW IN SUCH RESPECT.

         On February 4, 2003, Decree No. 204/03 created the Legal Emergency Units to act as mediators between borrowers and creditors during a 90-day period beginning on February 6, 2003, the date of publication of the Decree in the Official Gazette. This mechanism did not involve the suspension or interruption of judicial proceedings' terms or of judicial or extrajudicial foreclosures, as regulated by the applicable rules.

         On May 8, 2003, Congress enacted Act No. 25,737 whereby foreclosure proceedings on real property constituting the home of debtors were suspended for 90-day working days from the date said regulation was published, that is June 3, 2003. On June 26, 2003, through Decree No. 247/03 the government created the Foreclosure Proceedings Registry (Registro de Procedimientos de Ejecucion), with the purposes of identifying borrowers affected by foreclosure proceedings on their sole home, assess the situation and offer a solution not affecting creditors' rights or the Government's financial condition.

         Through Law No. 25,798 enacted on November 6, 2003, the Mortgage Refinancing Regime (Sistema de Refinanciacion Hipotecaria) was created in order to refinance nonperforming loans secured by real property constituting the debtor's sole family residence. The Bank decided not to participate in this mortgage refinancing regime.

DEPOSITS

         On December 3, 2001, Decree No. 1570/01 established the restrictions to depositors' ability to make cash withdrawals from bank accounts known as the "corralito." The "corralito" did not prevent transfers of deposits among banks. A banking holiday was imposed between December 21, 2001 until January 10, 2002.

         On January 10, 2002, Resolution No. 6/02 of the Ministry of Economy established the first restructuring of time deposits in pesos and of most deposits originally denominated in U.S. dollars, above certain amounts. Certain nonrestructured amounts in dollar-denominated deposit accounts were allowed to be transferred to peso-denominated demand accounts at the Ps. 1.40 exchange rate and depositors were allowed to make monthly withdrawals of up to US$500. This limit was modified several times. Resolution No. 6/02, as amended, established a restructured deposits' monthly reimbursement schedule beginning in March 2002 and ending in November 2004, in the case of deposits originally constituted in pesos, and beginning in January 2003 and ending in August 2005, for deposits originally constituted in dollars. Restructured deposits were known as deposits in the "corralon" and were not allowed to be transferred among banks. After Resolution No. 6/02, the "corralito" referred to the restrictions applicable to transactional deposits only.

         On February 3, 2002, Decree No. 214/02 established the mandatory conversion of all deposits in U.S. dollars or other foreign currencies in the Argentine financial system into pesos at the exchange rate of Ps. 1.40 per US$1.00. Decree No. 214/02 also allowed for the entire withdrawal of salaries and pensions in cash and other exceptions.

         The "corralito" and the "corralon" were meant to shield banks from massive withdrawal of deposits. However, the financial system's deposit levels continued to diminish. One of the reasons for this was the increased access to funds in demand accounts that was permitted by Decree No. 214/02 and the subsequent withdrawal of all such funds by depositors in the context of the prevailing lack of confidence in the financial system. The other factor that became increasingly important beginning March 2002, was the increase in the number of successful amparo claims obtained by depositors requiring banks to release deposits.

         During March and April 2002, due to the fact that outflows from the financial system were used to purchase foreign currency, the exchange rate began to increase and, as a result, the inflation accelerated too. The government declared, on April 19, 2002, a new banking and foreign-exchange market holiday that lasted until April 29, 2002. During such period, the Minister of Economy resigned and Mr. Roberto Lavagna, was appointed to replace him. In order to restrict fund outflows from the financial system, Law No. 25,587 was passed on April 25, 2002, that required banks to release deposits only when amparo claims had been issued pursuant to final non-appealable judicial decisions. Enforcement of this Law limited bank losses of deposits due to amparo claims, but did not eliminate them.

         In an attempt to solve the problem that the "corralito" and "the corralon" represented, Minister Lavagna proposed a voluntary exchange of deposits for government bonds, known as "Canje I." Decree No. 905/02 established a mechanism pursuant to which any holder of restructured deposits and demand deposits, as well as depositors having participated in a prior voluntary exchange established by Decree No. 494/02, were given the option to exchange their deposits for new Argentine government bonds. These were a peso-denominated bond maturing in 2007 (BODEN 2007) and two dollar-denominated bonds, one maturing in 2005 and the other in 2012 (BODEN 2005 and BODEN 2012). The period to exercise the options expired in mid July 2002.

         Decree No. 905/02 established that financial institutions would acquire the government bonds to be offered to depositors in cash, obtained by means of advances to be granted to them by the Argentine Central Bank. These advances had to be fully secured by public- and private-sector debt instruments held by financial institutions, in accordance with the provisions of article 15 of Decree No. 905/02 (which established assets included and their order of preference), except in the case of BODEN 2012, which had to be acquired in the first place by delivering 9.0% National Government Bonds maturing 2002 ("Bonos Encaje"). Such advances would have the same terms as the bonds to be subscribed with the funds provided by them.

         In addition, Decree No. 905/02 established that non-exchanged restructured deposits would remain under the repayment schedule defined by Resolution No. 6/02 as amended, but would be registered with Caja de Valores S.A. and constitute publicly negotiable certificates known as "CEDROs," listed in self-regulated exchanges of the country. CEDROs could be used for subscription of primary issues of equity and debt securities authorized to be publicly offered by the CNV and authorized to be listed by an exchange and to repay loans granted by the same financial institution where the deposits were held.

         Through Decree No. 1836/02 dated September 16, 2002, the government announced a new exchange (known as "Canje II") of deposits for government bonds and the possibility for holders of restructured deposits outstanding as of May 31, 2002 of up to Ps. 7,000 (excluding the CER adjustment), to exchange them for cash. Financial institutions were allowed to extend this possibility to holders of restructured deposits of up to Ps. 10,000 (excluding the CER adjustment). The period to receive cash began in September 23, 2002, and expired on November 21, 2002. This new exchange contemplated different options for holders of CEDROs or depositors that might have participated in the previous exchange implemented by the government. The period to exercise these options, began in September 23, 2002 and expired on May 23, 2003.

         Decree No. 1836/02 opened the possibility for financial institutions to acquire the government bonds to be delivered to depositors, in exchange for secured loans and other public sector debt instruments held by financial institutions included in art.15 of Decree No. 905/02, with the preference there established. In addition, Decree No. 1836/02 allowed financial institutions to offer dollar-denominated government bonds maturing in 2006 to depositors having initiated judicial actions pending resolution, to recover their deposits. Acceptance of such bonds is voluntary.

         Given the favorable trend shown during the second half of 2002 by the financial system's deposit base, through its Resolution No. 668/02 and effective December 2, 2002, the Ministry of Economy eliminated the restrictions still in force on the amounts that depositors were allowed to withdraw in cash from transactional deposit accounts. These measures meant the lifting of the "corralito."

         On March 5, 2003, the Argentine Supreme Court (the "Supreme Court") ruled on the lawsuit of the Province of San Luis against the Argentine government, concerning the claim for the reimbursement, in dollars or in pesos for an amount equivalent to the dollar amount at the free exchange rate, of a pesified dollar-denominated deposit that the Province of San Luis holds at Banco Nacion. In its ruling, the Supreme Court declared art. 2 of Decree No. 214/02 unconstitutional (the article that had pesified the dollar-denominated deposits outstanding in the Argentine financial system) and ordered Banco Nacion to reimburse the Province of San Luis' deposit in dollars or in pesos for an amount equivalent to the dollar amount at the free exchange rate. In its ruling, the Supreme Court established a 60-day term for the parties to convene or determine the manner and the terms of the reimbursement of the deposit. The parties did not reach an agreement within the established period. Resolution of this issue by the Supreme Court is pending as of the date of this annual report.

         Continuing with the progressive release of restructured deposits, through Decree No. 739/03 of April 1, 2003, regulated by Argentine Central Bank Communique "A" 3919, the Argentine government allowed holders of such deposits to request from financial institutions and the Argentine government, the reimbursement of their deposits, on conditions that varied depending on the amount of the deposit and its original currency of denomination. In all cases the difference between the nominal amount of the deposit's principal adjusted by the CER (which was reimbursed in cash plus interest by banks) and the equivalent in pesos of the original dollar amount of the deposit at the exchange rate informed by the Argentine Central Bank as of April 1, 2003 (Ps. 2.979 per US$1.00), will be repaid by the Argentine government through the delivery of "National Government Bonds in Dollars Maturing 2013" ("BODEN 2013"). The period to exercise the options contemplated began on April 8 and ended on May 23, 2003. The process to eliminate the "corralon" was completed in August 2003.

COMPENSATION TO FINANCIAL INSTITUTIONS

         For Asymmetric Pesification and its Consequences

         Mainly through Decrees No. 214/02, No. 320/02, No. 410/02, No. 471/02,
No. 704/02, No. 905/02 and No. 992/02 and complementary ones, as amended, and Argentine Central Bank Communiques "A" 3467, 3507, 3561 and 3648 and complementary ones, as amended, a significant portion of financial institutions' assets and liabilities denominated in foreign currency, which formed part of their net asset position in foreign currency were converted into pesos at different exchange rates.

         Decree No. 214/02 provided for the compensation, through the issuance by the government of a bond to be delivered to financial institutions, of the losses that financial institutions would otherwise suffer as a result of the conversion of bank assets and liabilities into pesos at different exchange rates and the short foreign currency positions that would result from such conversion. Decree No. 494/02 provided a methodology for the calculation of the amount of compensation and established that the government objective in providing such compensation was to cause financial institutions' net worth to return to the levels prior to the pesification, by compensating them for:

- the losses caused by the conversion into pesos of a significant portion of their liabilities at the Ps. 1.40 per US$1.00 exchange rate, greater than the Ps. 1.00 per US$1.00 exchange rate established for the conversion into pesos of a significant portion of its dollar-denominated assets. This would be achieved through the issuance and delivery of a peso-denominated compensatory bond maturing in 2007 ("BODEN 2007").

- the currency mismatch generated by the compulsory pesification of certain portions of financial institutions' assets and liabilities. This would be achieved through the conversion of the compensatory bond originally peso-denominated into a dollar-denominated compensatory bond and, if necessary, through the subscription of a dollar-denominated hedge bond. For this, the government established the issuance of a dollar-denominated bond bearing LIBOR and maturing in 2012 ("BODEN 2012").

         Among other measures, Decree No. 905/02, replaced the provisions of Decree No. 494/02 in connection with the methodology for calculating the compensation to be received by financial institutions. Decree No. 905/02 established that (i) the compensation to which a financial institution was entitled would be calculated by taking into account the imbalances generated by the government's pesification measures in the balance sheet of such financial institution's head office and branches located in Argentina as of December 31, 2001, only; and (ii) provision of compensation on account of imbalances generated in the balance sheets of such institution's foreign branches and subsidiaries would be limited exclusively to the effects of the pesification of such foreign branches' and subsidiaries' investments in secured loans. Compensation for the pesification of other assets of a bank's foreign branches and subsidiaries and of the assets of local subsidiaries with complementary activities subject to Argentine Law was not contemplated. On October 28, 2002, Decree No. 2167/02 incorporated into the compensation scope those assets and liabilities subject to Argentine Law and recorded in foreign branches and subsidiaries that were pesified by Decree No. 214/02 and complementary ones. The assets of subsidiaries with complementary activity remained excluded.

         Argentine Central Bank Communiques "A" 3805 and "A" 3825 regulated Decree No. 2167/02 and established that no later than December 23, 2002, financial institutions had to inform the Argentine Central Bank of the amounts of compensation to which they were entitled under the new rules. The Argentine Central Bank has to confirm the amounts after its review. In the Bank's case, such review by the Argentine Central Bank has not been completed as of the date hereof.

         The Bank has the option to purchase the hedge bond using secured loans pursuant to the provisions of Decree No. 2167/02. If the hedge bond is purchased through borrowings from the Argentine Central Bank, pursuant to article 15 of Decree No. 905/02 such borrowings have to be collateralized by the following assets in the following priority: (i) secured loans representing in origin an exposure to the Argentine government, beginning with those with the shorter average life; (ii) secured loans representing in origin an exposure to the provinces, beginning with those with the shorter average life; and (iii) other assets with the public sector at the criteria of the Ministry of Economy and the Argentine Central Bank. If a bank does not have the required assets, it must give as collateral loans to the private sector classified in the first two categories of the Argentine Central Bank loan classification, beginning with mortgage loans, or if necessary such bank's shareholders shall pledge their shares in such bank. The value of the collateral required must be equal to 100.0% of the amount of the borrowings. No assets have been given as collateral by the Bank as of the date of this annual report because the compensation bonds have not been received in full by the Bank yet. In addition, article 17 of Decree No. 905/02 established that such borrowings from the Argentine Central Bank to purchase the hedge bond may be repaid with the assets pledged as collateral thereto at any time following (i) a default by the Argentine government on the new debt issued pursuant to Decree No. 1387/01 (secured loans), and (ii) the date on which the government shall have completed the restructuring of its foreign debt.

         Subsequently, Resolution No. 6/04 of the Ministry of Economy, as regulated by Argentine Central Bank Communiques "A" 4122 and "A" 4130, issued on March 26 and April 26, 2004, respectively, established certain changes to the methodology for the calculation of the compensation for asymmetric pesification:
(i) certain transactions such as debts with a bank's foreign head office as of December 31, 2001 and a bank's borrowings which FX risk had been hedged by the bank's head office were excluded from the compensation calculation; (ii) the methodology for the compensation corresponding to holdings of foreign-currency-denominated certificates of participation and debt securities issued by financial trusts was established; and (iii) compensation in the case of nonpesified loans for which payments were received between January 15 and March 3, 2002, at exchange rates higher than Ps.
1.4 per U.S. dollar, was reduced.

         As of the date of this annual report, the resolution from the Argentine Central Bank regarding the final amount of this compensation to the Bank is pending. See Item 5. "Operating and Financial Review and Prospects -- Item 5A. Operating Results -- Consolidated Assets."

         For Asymmetric Indexation and for Differences Related to Amparo Claims

         Financial institutions have requested to the government that they be compensated for the losses generated to them by other economic policy measures or facts such as: (i) the reimbursement of deposits pursuant to amparo claims at the free market exchange rate, which was greater than that established by the government for the conversion into pesos of financial institutions' assets and liabilities; and (ii) the adjustment for inflation of included assets and liabilities by using different coefficients, the CER or the CVS ("asymmetric indexation").

         Law No. 25,796, published in the Official Gazette on November 17, 2003, set forth the compensation to financial institutions by the Argentine Government for the negative effects generated on financial institutions' financial condition by asymmetric indexation. To that end, this law allowed the National Government to issue "National Government Bonds Denominated in Pesos at a Variable Rate Maturing in 2013" for up to Ps. 2,800 million. These bonds shall bear the financial system's average interest rate on deposits not subject to any principal adjustment. Law No. 25,796 was regulated by Decree No. 117/2004, published in the Official Gazette on January 26, 2004, which provided for: (i) the compensation's mechanism; (ii) the optional participation in the compensation regime by financial institutions; and (iii) the possibility for financial institutions to opt for a total or partial participation.

         As of December 31, 2003, based on the provisions set forth by Law No. 25,796, which did not provide for a partial option, the Bank had recorded, on the basis of a total option, Ps. 102.7 million under "Other Receivables from Financial Brokerage" on account of the estimated compensation amount.

         Subsequently, through the issuance of different rules, the Ministry and the Argentine Central Bank further regulated Law No. 25,796, in a way that, in the Bank's opinion, is contrary to the provisions of Law No. 25,796. On May 6, 2004, the Bank presented a letter to the Executive Branch, the Ministry of Economy and the Argentine Central Bank maintaining the claim for compensation that it had made on December 30, 2003. On May 18, 2004, the date of expiration of the period established by such rules for financial institutions to opt for their participation in the compensation regime laid down by such rules, the Bank did not request to participate in such compensation regime and made a new presentation before the Ministry of Economy and the Argentine Central Bank, restating its right to be compensated for the negative effects of asymmetric indexation and formally challenging the new rules. Based on the provisions of Law No. 25,709, as of December 31, 2003, the Bank had recorded Ps. 102.7 million under "Other Receivables Resulting from Financial Intermediation" on account of its right to receive compensation from the government for asymmetric indexation.

         With respect to the differences generated by the payments made by the Bank pursuant to amparo claims, the Bank recorded an intangible asset, the amount of which as of December 31, 2003, was Ps. 487.0 million, net of the amortization mandated by the Argentine Central Bank. on account of its right to receive compensation for having had to make payments pursuant to judicial orders for amounts higher than those provided for by the pesification decrees. See " -- Argentine Banking System and Regulation -- Argentine Banking Regulation -- Treatment of Losses in Connection with Amparo Claims." As of the date of this annual report, rules for the provision of compensation to financial institutions on account of the differences arising from the reimbursement of dollar-denominated deposits pursuant to amparo claims for amounts higher than those provided for by the pesification decrees are pending, and the government has expressed that it was contrary to the provision of such compensation.

INFLATION ACCOUNTING

         The Banks' financial statements have been restated for inflation for periods ended in 2002 and up to February 28, 2003. For a description of the applicable regulations, see "Presentation of Financial Information" at the beginning of this annual report.

ARGENTINE BANKING SYSTEM AND REGULATION

ARGENTINE BANKING SYSTEM

         As of December 31, 2003, the Argentine financial system consisted of 96 financial institutions, of which 75 were banks and 21 were financial nonbank institutions (including finance companies, credit unions, savings and loan associations). Of the 75 banks, 15 were Argentine government-owned or related banks. As of December 31, 2003, out of the 60 private-sector banks:

      - 31 were private-sector domestically-owned banks (i.e., sociedades anonimas);

      - 27 were foreign-owned banks (i.e., local branches or subsidiaries of foreign banks); and

      - 2 were cooperative banks (bancos cooperativos limitados), also domestically-owned.

         As of that date, the largest private-sector banks, in terms of total deposits, were: BBVA Banco Frances, Banco Rio Santander, Banco Galicia, Citibank, BankBoston and HSBC Bank. Except for the Bank, these were all foreign-owned banks. According to information published by the Argentine Central Bank as of December 31, 2003, private-sector banks accounted for 51.5% of total deposits and approximately 68.2% of total net loans in the Argentine financial system. Argentine financial industry regulations do not raise any entry or exit barriers, nor do they make any differentiation between locally or foreign-owned institutions. Cooperative banks are active principally in consumer banking, with a special emphasis on the lower end of the market. As of December 31, 2003, financial entities (other than banks) accounted for approximately 0.2% of deposits and 0.8% of net loans in the Argentine financial system.

         As of December 31, 2003, the largest Argentine government-owned or related banks, in terms of total deposits, were Banco Nacion and Banco de la Provincia de Buenos Aires. Under the provisions of the Financial Institutions' Law, public banks have comparable rights and obligations as private banks, except that public banks handle public revenues and promote regional development and certain public banks have preferential tax treatment. The bylaws of some Argentine government-owned banks provide that the governments that own them (national and provincial) guarantee their commitments. Under current law, Banco de la Provincia de Buenos Aires is not subject to taxes, levies or contributions that the Argentine government may impose. According to information published by the Argentine Central Bank, as of December 31, 2003, government-owned banks and banks in which the Argentine government (national, provincial and municipal) had an ownership interest accounted for 48.2% of deposits and 30.9% of loans in the Argentine financial system.

         Consolidation has been a dominant theme in the banking sector since the Convertibility Law was implemented in 1991, with the total number of financial institutions declining from 214 in 1991 to 96 at December 31, 2003, with the ten largest private banks holding 41.9% of the system's deposits as of December 31, 2003. We expect consolidation in the Argentine financial system to continue.

         During the decade of the 1990s, foreign banks significantly increased their presence in the Argentine financial system. Since the last quarter of 1996, control of many of the largest Argentine private-sector domestically-owned commercial banks has been transferred to foreign banks, which ended up controlling the largest private sector financial institutions except the Bank. This foreign presence grew both in the universal bank sector and among financial institutions specializing in specific products or markets. Currently, this situation has not changed despite the fact that the number of foreign banks decreased by twelve through December 2003 as compared with the number at the end of 2001. In this period, most foreign banks operating in Argentina have experienced losses in their Argentine operations. It is still unclear at the moment which foreign institutions will remain in the country.

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

         The Public Emergency Law sanctioned on February 6, 2002 introduced substantial amendments to the Argentine Central Bank's charter which, among others, released certain restrictions on its ability to act as a lender of last resort, allowed the Argentine Central Bank to make advances to the Argentine government for up to 10.0% of the cash funds obtained during the preceding 12 months (which before could only be effected by purchasing at market prices negotiable securities issued by the National Treasury) and released the restriction whereby up to one third of the freely available international reserves could be composed of government securities considered at market values.

The Financial Institutions Law and the Argentine Central Bank charter were recently amended by Law No. 25, 780, published in the Official Gazette on September 8, 2003. The main provisions established by such law are the following: (1) authorization was given to the Argentine Central Bank to make temporary loans to the Argentine government for up to 12.0% of the monetary base, and to make loans for an amount of up to 10.0% of the total annual amount raised by the Argentine government in cash during the last 12 months, both of which shall be reimbursed within 12 months from the relevant date of disbursement. Such temporary loans cannot not exceed 12.0% of the monetary base, except those destined exclusively to the payment of outstanding obligations to multilateral agencies; (2) indemnity for Argentine Central Bank officers was provided for, by stating that the "opportunity, merits or convenience" of certain of their decisions (mostly related to the liquidation and restructuring of financial institutions) must be reviewed by the courts only when such decisions have been clearly made in an unreasonable and arbitrary manner; (3) authorization was given to the Argentine Central Bank to exclude assets and liabilities of financial institutions with liquidity and solvency problems and establish the rules for their valuation, and assign the transfer of excluded assets and liabilities to other financial entities, or transfer assets to financial trusts (see " -- Financial Institutions with Economic Difficulties");
(4) amendment in the degree of payment preferences in favor of creditors (see " -- Priority Rights of Depositors"); and (5) authorization was given to the Argentine Central Bank to disburse rediscounts to financial institutions with liquidity or solvency problems, during the term of the Public Emergency Law.

         Supervision

         As supervisor of the Argentine financial system, the Argentine Central Bank requires financial institutions to submit information on a daily, monthly, quarterly, semiannual and annual basis. These reports that include balance sheets and income statements, information relating to reserve funds, use of deposits, portfolio quality (including details on debtors and any loan-loss provision established) and other pertinent information, allow the Argentine Central Bank to monitor financial institutions' financial condition and business practices.

         The Argentine Central Bank carries out formal inspections from time to time of all banking institutions for purposes of monitoring compliance by banks with legal and regulatory requirements. If the Argentine Central Bank rules are breached, it may impose various sanctions depending on the gravity of the violation. These sanctions range from calling attention to the infraction to the imposition of fines or even the revocation of the financial institution's operating license. Moreover, noncompliance with certain rules may result in the obligatory presentation to the Argentine Central Bank of specific adequacy or regularization plans. The Argentine Central Bank must approve these plans in order for the financial institution to remain in business.

         Financial institutions have been subject to the supervision of the Argentine Central Bank on a consolidated basis since 1994. The Argentine Central Bank requires financial entities (i) to consolidate their quarterly and annual financial statements with all corporate and financial entities in its economic group; and (ii) to prepare consolidated semiannual financial statements for its economic group, unless the company or financial entity controlling the economic group is required to prepare audited consolidated financial statements in the country in which it is incorporated. Information set out in " -- Limitations on Types of Business," " -- Capital Adequacy Requirements," " -- Lending Limits," and " -- Loan Classification System and Loan Loss Provisions" below, relating to a bank's loan portfolio, are calculated on a consolidated basis. However, regulations relating to a bank's deposits are not based on consolidated information, but on such bank's deposits in Argentina (for example, liquidity requirements and contributions to the deposit insurance system).

         Due to the significant impact of the crisis that unfolded in Argentina since December 2001, in 2002 the Argentine Central Bank suspended the requirement of submission of certain information or changed or postponed the filing dates prescribed by the information regime to which financial institutions were subject. In particular, see the " -- Capital Adequacy Requirements" section below.

         Financial System's Restructuring Unit ("Unidad de Reestructuracion del Sistema Financiero" or "URSF")

         Decree No. 1262/03 of April 1, 2003, created the Financial System's Restructuring Unit, comprised of three members appointed by the Ministry of Economy and three members appointed by the Argentine Central Bank to decide on the strategy to be followed and the measures to be taken in order to restructure the Argentine financial system, including the conditions under which financial institutions will repay the financial assistance granted by the Argentine Central Bank. See " -- Financial Assistance from the Argentine Central Bank -- Financial Assistance for Liquidity Support Granted Before April 1, 2003."

         Examination by the Argentine Central Bank

         The Argentine Central Bank established the "CAMEL" quality rating system which is based on weighting the creditworthiness, compliance with the Financial Institutions' Law, administrative order and general operating solvency of a financial institution. Each letter of the CAMEL system corresponds to the following areas of the operations of each bank being rated: "C" represents capital, "A" represents assets, "M" represents management, "E" represents earnings, and "L" represents liquidity. Each factor is evaluated and rated on a scale from 1 to 5, 1 being the highest rating an entity can receive. By combining the individual factors that are under evaluation, a combined index can be obtained that represents the final rating for the financial institution.

         The Argentine Central Bank begun to rate each Argentine financial institution based on the results of a periodic examination conducted by the Financial Superintendency, in accordance with the CAMEL system, in October 1994. The last examination of Banco Galicia was based on information as of September 30, 2000 and the rating obtained, informed to the Bank on October 15, 2001 was the highest among financial institutions, as had occurred in the previous years.

         On October 6, 2003, the Argentine Central Bank issued Communique "A" 4027 requiring financial institutions to provide information regarding their business plan and their projections. This information had to be filed with the Argentine Central Bank on or prior to October 31, 2003, and the Argentine Central Bank has required updates.

         BASIC System

         The Argentine Central Bank established a control system ("BASIC") which requires all financial entities to comply with a set of procedures concerning the operations of such financial entities with the purpose of allowing the public access to a greater level of information and safety with respect to their holdings in the Argentine financial system. Each letter of the BASIC system corresponds to one of the following procedures:

         - B ("Bonos" or Bonds). On an annual basis, all financial institutions in Argentina were required to engage in certain debt issuing transactions in order to expose them to scrutiny and analysis by third parties with high standards. The Bank was always in compliance with this requirement, which was repealed through Argentine Central Bank Communique "A" 3498, effective March 1, 2002.

         - A ("Auditoria" or Audit). The Argentine Central Bank requires a set of audit procedures that include: (a) the creation of a registry of auditors; (b) the implementation of strict accounting procedures to be complied with by auditors; (c) the payment of a performance guarantee by those auditors to induce their compliance with the procedures, and
         (d) the creation of a department within the Argentine Central Bank liable for verifying that the procedures are followed. The purpose of this requirement is to assure accurate disclosures by the financial institutions to both the Financial Superintendency and the public.

         - S ("Supervision" or Supervision). The Argentine Central Bank has the right to inspect financial institutions from time to time.

         - I ("Informacion" or Information). Financial institutions are required to file on a monthly basis certain daily, weekly, monthly and quarterly statistical information.

         - C ("Calificacion" or Rating). The Argentine Central Bank established a system requiring periodic credit evaluation by internationally recognized rating agencies, which was suspended by Communique "A" 3601 in May 2002.

         Legal Reserve

         The Argentine Central Bank requires that each year banks allocate to a legal reserve a percentage of net income set by the Argentine Central Bank, which is currently 20.0%. Such reserve can only be used during periods in which a bank has incurred losses and has exhausted all allowances and other provisions. Dividends may not be paid if the legal reserve has been impaired.

         Limitations on Types of Business

         As provided by the Financial Institutions' Law, commercial banks are authorized to conduct all activities and operations that are not specifically prohibited by law or by regulations of the Argentine Central Bank. Some of the activities which are permitted include the ability to make and receive loans; to receive deposits from the public in both local and foreign currency; to guarantee customers' debts; to acquire, place or negotiate stock or debt securities in the Argentine OTC Market, subject to the approval of the CNV; to conduct transactions in foreign currency; to act as fiduciary; and to issue credit cards.

         Banks are not permitted to own commercial, industrial, agricultural and other types of businesses, except with prior authorization from the Argentine Central Bank. Under Argentine Central Bank regulations, the aggregate amount of equity investments of a commercial bank (including participations in domestic mutual funds called fondos comunes de inversion) may not exceed 50.0% of such bank's Adjusted Shareholders' Equity or Computable Regulatory Capital (as defined below). In addition, investments in:

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

         - listed stock that does not have a "largely publicly available" market price (when daily quotes of relevant transactions are available, which quotes would not be significantly affected by the disposition of the bank's holdings of such stock)

may not exceed, in the aggregate, 15.0% of a bank's Adjusted Shareholders'
Equity.

         "Adjusted Shareholders' Equity" or "Computable Regulatory Capital" is defined under the Argentine Central Bank's regulations as the so-called (a) "basic" shareholders' equity or "core capital," which includes capital stock, capital adjustments, reserves, uncapitalized irrevocable capital contributions, audited retained earnings and, pursuant to the consolidated supervision regime, third party holdings; plus (b) the so-called "complementary" shareholders' equity which includes certain subordinated debt securities, a portion of the allowances required by the Argentine Central Bank in respect of loans classified Normal and Normal Performance (as such terms are defined in " -- Selected Statistical Information -- Argentine Central Bank's Loan Classification and Loan Loss Provisions") plus certain unaudited net income and less certain items such as permanent investments in other financial institutions, capital assigned to offshore branches, certain intangible assets and nonpaid capital.

         Nevertheless, for purposes of calculating the limits described both above and in " -- Lending Limits," it is not necessary to deduct the capital assigned to offshore branches from a bank's shareholders' equity.

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

         Through Communique "A" 3918 the Argentine Central Bank established that beginning on April 1, 2003 and until December 31, 2003, financial institutions will be allowed to receive in payment of credits granted shares or equity participations in the capital of a company that engages in activities other than complementary activities, not exceeding 20.0% of the capital stock or of voting rights, subject to certain conditions.

         Treatment of Losses in Connection with Amparo Claims

         Through Communique "A" 3916 dated April 3, 2003, the Argentine Central Bank provided for the recording of an intangible asset on account of the difference between the amount paid by financial institutions pursuant to legal actions and the amount resulting from the conversion into pesos of the balance of the U.S. dollar deposits reimbursed, at the exchange rate of Ps. 1.40 per US$1 (adjusted by the CER plus interests accrued up to the payment date). In addition, it established that the corresponding amount shall be amortized in 60 monthly equal and consecutive installments as from April 2003. As of December 31, 2003, the Bank had recorded an intangible asset of Ps. 487.0 million and amortizations amounted to Ps. 77.9 million during 2003.

         The Bank has reserved its right to file any legal actions, at suitable times, in view of the negative effect caused on its financial condition by the reimbursement of originally dollar-denominated deposits, pursuant to legal orders or final judgments, either in dollars or in pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not included into the calculation of the compensation to financial institutions. The method of recording a deferred loss set forth by the Argentine Central Bank in the above-mentioned Communique does not affect the legitimacy of such rights.

         Legal Reserve Requirements

         After the crisis of early 1995 (known as the "Tequila crisis") a system of "minimum liquidity requirements" was created in substitution of the prior minimum cash reserve requirements' system. In order to meet the minimum liquidity requirements, a percentage of a bank's liabilities, depending on the type of account, and on the remaining maturity of the liability had to be invested in certain specific instruments, so that financial institutions could obtain a return on the reserves. Compliance with the minimum liquidity requirements was determined in average for monthly periods. However, the Argentine Central Bank modifies from time to time this practice depending on monetary policy considerations.

         Effective June 1, 2001, Argentine Central Bank Communique "A" 3274 changed the regulations for bank reserve requirements: (i) minimum liquidity requirements remained in effect only for liabilities with a fixed maturity, for which banks continued, as previously required, to apply a sliding scale of minimum percentage liquidity requirements that decreased as the remaining maturity of the liability increased. These percentages were set at 22.0% for remaining maturities of up to 89 days, 15.0% for up to 179 days, 10.0% for up to 364 days, and 0.0% for more than one year; and (ii) "minimum cash requirements" were established for demand deposits (savings accounts, current accounts, and other demand-deposit accounts) at 15.5%. The assets eligible for compliance with this requirement were cash held in bank vaults and balances held at the Argentine Central Bank. Through its Communique "A" 3311, the Argentine Central Bank reduced the minimum liquidity requirements for the July-August 2001 period, and allowed the inclusion of cash being transported and cash held in custody with armored-car companies as eligible for compliance with minimum cash requirements.

         Beginning June 1, 2001, bank accounts at the Argentine Central Bank began to be remunerated. Reverse repurchase agreements with the Argentine Central Bank ceased to be eligible to comply with the minimum liquidity requirements. The minimum liquidity requirements and the minimum cash requirements and banks' compliance with the level required continued to be determined in average for monthly periods.

         Due to the systemic liquidity shortage resulting from deposit outflows, which accelerated during the last quarter of 2001, in December of that year, the Argentine Central Bank established temporary emergency reserve requirements.

         Effective March 1, 2002, Communique "A" 3498, of the Argentine Central Bank eliminated the minimum liquidity requirements and modified the regulations addressing minimum cash requirements. Compliance with the minimum cash requirements must be accomplished, in the same currency as the liability that originates the requirement, with cash in bank vaults, the balances of banks' current accounts at the Argentine Central Bank and the balances of the special escrow accounts held by banks at the Argentine Central Bank in favor of clearing houses.

         Communique "A" 3598 created the "minimum placement requirements," effective May 1, 2002, applicable only to peso demand deposits (deposits in savings accounts and current accounts). Communique "A" 3732 of September 13, 2002, extended this requirement to time deposits in pesos constituted with funds from the "corralito."

         The minimum cash requirements outstanding as of December 31, 2002, were 14.0% for time deposits and 22.0% for demand deposits. Regulations allowed the "Special Funds former Almafuerte and Mendoza Banks" to be considered as a lower requirement in accordance with Argentine Central Bank Resolution No. 36/03. See
Item 5. "Operating and Financial Review and Prospects -- Item 5A. Operating Results -- Consolidated Assets." The assets computable for compliance with this requirement are the technical cash, which comprises notes and currencies in banks' vaults and the balances of the peso- and dollar-denominated accounts and of the escrow accounts in favor of the clearing houses held by banks at the Argentine Central Bank.

         As of December 31, 2002, the minimum fund placement requirements were 12.0% for time deposits in pesos and 18.0% for demand deposits in pesos. Certain assets were eligible to comply with this requirement: (i) credits acquired from or debt securities or participation certificates issued by financial trusts or other sums of money applied to those ends obtained in transactions formalized or to be formalized as from November 26, 1998, related to the restructuring of financial institutions under the framework of article 35bis of the Financial Institutions Law, including possible unpaid balances of participation certificates or debt securities of such trusts, subscribed before January 31, 2001, (ii) Lebac in pesos adjustable by the CER and (iii) holdings of "National Government Bonds at 9.0% Maturing in 2002." On this respect, the Argentine Central Bank established a schedule that exhausted the amounts computable in July 2003. In case a bank did not have the necessary assets, the "minimum fund placement requirements" turned into greater "minimum cash requirements."

         On March 21, 2003, Communique "A" 3905 distinguished the minimum cash requirements applicable to time deposits by their remaining maturity and incorporated restructured deposits to the calculation base, applying to such deposits the same scale of requirements, based on remaining maturity, than to time deposits. The percentage requirements established ranged from 12.0% for time deposits maturing in up to 29 days, to 4.0% for deposits maturing in up to 365 days, and 0.0% for deposits maturing after 365 days.

         During 2003, in several occasions, the Argentine Central Bank reduced the minimum cash requirements and minimum fund placement requirements applicable.

         Through Communique "A" 4032, dated October 10, 2003, the Argentine Central Bank increased the percentages of minimum cash requirements effective November 1, 2003. In addition, through such Communique, it discontinued, effective November 1, 2003, the minimum fund placement requirements.

         Through its Communique "A" 4051, dated November 27, 2003, as amended by Communique "A" 4140, dated May 14, 2004, the Argentine Central Bank reduced the percentages of minimum cash requirements applicable to demand-deposit accounts (mainly current accounts and savings accounts ), from 23% to 20%.

         On May 28, 2004, Communique "A" 4147 established several changes, as follows:

         - Effective June 1, 2004, the percentage of minimum cash requirements applicable to peso-denominated current accounts and saving accounts, other peso-denominated demand-deposit accounts was reduced from 20% to 18%. The percentage applicable to dollar-denominated current accounts was reduced to 18% and for dollar-denominated saving accounts and other dollar-denominated demand-deposits it was reduced to 20%;

         - Effective August 1, 2004: the percentages applicable to dollar-denominated saving accounts and other dollar-denominated demand-deposits, except current accounts, will increase from 20% to 30%; and those applicable to minimum demand-deposits by mutual funds required by regulatory requirements, will increase from 80% to 100%;

         - Effective on the same date, the percentages applicable to dollar-denominated time deposits, restructured deposits, acceptances, swaps, negotiable obligations (issued after January 1, 2002) and other liabilities with a fixed maturity, will be based on their remaining maturity, as follows:

                  Less than 29 Days:            from 18.0% to 35%

                  From 30 Days to 59 Days:      from 14.0% to 28%

                  From 60 Days to 89 Days:      from 10.0% to 20%

                  From 90 Days to 179 Days:     from 5.0% to 10.0%

                  From 180 Days to 365 Days:    from 3.0% to 6.0%

Beginning on August 1, 2004, the applicable requirement for any type of deposit by mutual funds, excluding those demand-deposits mentioned in (ii), will be 25% for peso-denominated deposits and 40% for dollar-denominated deposits.

         The Bank was in compliance with the legal reserve requirements as of December 31, 2003.

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

         Until December 31, 2001, Argentine banks had to comply with the minimum capital requirements established by the Argentine Central Bank, which were based on the methodology of the Basel Committee on Banking Supervision of the Bank for International Settlements. Banks had to comply with capital requirements both on an unconsolidated basis and on a consolidated basis with its significant subsidiaries. Until December 31, 2001, the Bank had complied in excess with the minimum capital requirements. See " -- Selected Statistical Information -- Regulatory Capital."

         Through its Communique "A" 3959 dated June 2, 2003, the Argentine Central Bank established a new minimum capital requirements regime for financial institutions.

         The new regime's main features are:

                  - an 8.0% requirement on risk-weighted assets, consistent with the international standard set forth by the Basel Committee;

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

         Through Communique "A" 3959, the Argentine Central Bank required minimum capital information to be presented on a monthly basis for periods after May 1, 2003, but did not specify a date of effectiveness for the minimum capital requirement. On July 25, 2003, Argentine Central Bank Communique "A" 3986 made certain modifications and clarifications to the new rule on minimum capital requirements introduced by Communique "A" 3959, established that the new minimum capital requirements will become effective in January 2004, and maintained the obligation for financial institutions to comply with the associated information regime.

         Communique "A" 3986 established that, beginning in January 2004, two coefficients known as "Alfa 1" and "Alfa 2" will be applied, in order to temporarily reduce the minimum capital requirement to cover credit risk and the minimum capital requirement to cover interest-rate risk, respectively.

         "Alfa 1" will be applied exclusively to government securities held in investment accounts; loans granted to the nonfinancial public sector until May 31, 2003; government securities received by financial institutions as compensation for the effects of the "asymmetric pesification" (articles 28 and 29 of Decree No. 905/02); and debt instruments issued by the Fiduciary Fund for Provincial Development (Decree No. 1579/02). For the year 2004, the first period for applying this coefficient, "Alfa 1" was established in 0.05 and its value will increase progressively to reach 1 on January 2009.

         The initial value of "Alfa 2" will be 0.20 for the year 2004. The value of this coefficient will increase progressively to reach 1 in January 2007.

         Lending Limits

         The aggregate amount of equity participation and credit, including guarantees granted, a bank can grant to any credit customer at any time is based on the bank's Adjusted Shareholders' Equity on the last day of the immediately preceding month and on the customer's net worth.

         According to Argentine Central Bank rules, a commercial bank may not lend or otherwise extend credit to (referred to herein as "financial assistance") or participate in the capital stock of a single unrelated customer (together with its affiliates) in amounts in excess of 15.0% of the bank's Adjusted Shareholders' Equity or 100.0% of such customer's net worth. However, a bank may grant additional financial assistance to such customer up to an amount equal to 10.0% of the bank's Adjusted Shareholders' Equity if such additional financial assistance is secured with certain liquid assets, including public or private debt securities.

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

         Total financial assistance that a commercial bank may grant to any particular borrower and its affiliates are also limited based on the borrower's net worth. Total financial assistance to any one borrower and its affiliates may not exceed, in general, 100.0% of such borrower's net worth, but such limit may be increased to 300.0% of the borrower's net worth if such amount does not exceed 2.5% of the bank's Adjusted Shareholders' Equity. Communique "A" 4060, dated December 22, 2003, allowed financial institutions to grant new loans exceeding 300% of the borrower's net worth, but not exceeding 2.5% of the bank's Adjusted Shareholders' Equity, considering each client debt, and 15% considering total debt of clients in the same situation. This authorization will expire on June 30, 2005.

         The Argentine Central Bank regulates loans to a bank's "related parties," defined as a bank's affiliates and related individuals. For purposes of these lending limits, "affiliate" means any entity over which a bank, directly or indirectly, has control, is controlled by, or is under common control with, or any entity over which a bank has, directly or indirectly, significant influence with respect to such entity's corporate decisions. "Related individuals" means a bank's directors, senior management, syndics and such persons' direct relatives.

         The Argentine Central Bank limits the amount banks can lend to their related parties depending on the rating granted to each bank by the Financial Superintendency. Banks rated 4 or 5 are forbidden to lend to their related parties. Banks ranked between 1 and 3 cannot extend financial assistance to their related parties in an amount which exceeds, together with any equity participation held by the bank in its affiliates, 5.0% of such bank's Adjusted Shareholders' Equity. However, a bank may grant additional financial assistance to such related parties up to an amount equal to 10.0% of such bank's Adjusted Shareholders' Equity: (i) if the affiliate provides complementary services (defined as services in connection with stock brokerage, issuance of credit or debit or similar cards, financial intermediation in leasing and factoring transactions) (ii) in the case of temporary acquisition of shareholdings in companies to facilitate their development in order to sell such holdings afterwards, (iii) if the affiliate is a local financial institution rated other than 1 or 2 by the Argentine Central Bank, or (iv) if such additional financial assistance is secured with certain liquid assets, including public or private debt securities. If the affiliate is a financial institution rated 1, the amount of financial assistance can reach 100.0% of a bank's Adjusted Shareholders' Equity. If the receiving affiliate financial institution is rated 2, the amount of financial assistance can reach 10.0% without limitations and an additional 90.0% should the term for the loans and other credit facilities not exceed 180 days.

         In addition, the aggregate amount of a bank's equity participation in, and nonexempt financial assistance to, its related parties may not exceed 20.0% of such bank's Adjusted Shareholders' Equity.

         In addition, with respect to related persons who are individuals, the total amount of loans to those related persons cannot exceed Ps. 50,000, which must be used exclusively for personal or family purposes. Failure to properly observe these requirements can result in an increase of the minimum capital requirements for credit risk in an amount equal to 100.0% of the daily excess amounts over the requirements beginning on the month when the excess amounts appear and continuing while the excess amounts remain.

         Notwithstanding the limitations described above, the aggregate amount of nonexempt financial assistance (including equity participations) independently of whether customers qualify as related parties or not of a bank as to which such assistance and participation exceeds 10.0% of such bank's Adjusted Shareholders' Equity, may not exceed three times the bank's Adjusted Shareholders' Equity excluding financial assistance to domestic financial institutions, or five times the bank's Adjusted Shareholders' Equity including financial assistance to domestic financial institutions.

         The Bank has complied with such rules. On February 11, 2002, through its Resolution No. 81/02, the board of directors of the Argentine Central Bank prohibited the Bank from granting any further financing to related parties.

         Communique "A" 3911 issued on March 28, 2003, established limits to a financial institution's new exposure to the Argentine public sector applicable granted after April 1, 2003. These limits exclude the stock exposure outstanding as of March 31, 2003, and government securities received as compensation in accordance with Decree No. 905/02 or those to be received pursuant to other regulations. Beginning April 1, 2003, new financial assistance to the Argentine public sector must be within the limits established as follows: (i) aggregate exposure to national public sector debt instruments (including financial assistance to other public sector jurisdictions secured by the federal tax collection shared with such jurisdictions) cannot exceed 50.0% of a bank's regulatory capital or Adjusted Shareholders' Equity, (ii) aggregate exposure to each provincial jurisdiction and the City of Buenos Aires (including financial assistance to municipal jurisdictions secured by the federal tax collection shared with such jurisdictions but excluding those included in the previous item) may not exceed 10.0% of a bank's Adjusted Shareholders' Equity and shall be secured by local tax collection revenues or by a pledge or be instrumented as a leasing transaction, and (iii) aggregate exposure to each municipal jurisdiction may not exceed 3.0% of a bank's Adjusted Shareholders' Equity and must be secured in the same manner. Total exposure to municipal jurisdictions shall not exceed 15.0% of a bank's Adjusted Shareholders' Equity and the total exposure to the public sector, described in items (i), (ii) and (iii), above, must not exceed 75.0%. In addition, beginning January 1, 2006, the average financial assistance to all the public sector must not exceed 40.0% of a bank's total assets as of the end of the previous month. Any excess over this limit will determine an equal increase in the minimum capital requirement.

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

         Until December 31, 2002, banks could opt to apply the consumer loan classification criteria to commercial loans of up to Ps. 200,000. Through Communique "A" 3918, issued on April 4, 2003, the Argentine Central Bank established that between March 31, 2003 and December 31, 2003, customers with debt in the whole financial system of up to Ps. 5.0 million will be classified in the same manner as consumer loans, that is, they will be automatically classified according to the number of days the debt is past due. For the classification, one day past due will be computed for each 3 days elapsed in the period from December 1, 2001 to March 31, 2003. This treatment will also be provided to the portfolio of commercial loans of up to Ps. 200,000, which under the previous rules were already automatically classified. The aggregate amount of net reversal of allowances outstanding as of February 28, 2003, if corresponding, must be reflected in a specific liability account the balance of which shall be used for the establishment of new allowances beginning in April 2004.

         For a description of the Argentine Central Bank's loan classification system and the Argentine Central Bank's minimum loan provision requirements, see " -- Selected Statistical Information -- Argentine Central Bank's Loan Classification and Loan Loss Provisions."

         Valuation of Public Sector Assets

         For a description of the rules governing the valuation of government securities, see " -- Selected Statistical Information -- Government and Corporate Securities."

         In November 2001, the government offered a swap of public-sector debt instruments for secured loans to the Argentine government (Decree No. 1387/01). As of December 2001, only the swap of Argentine government debt instruments was completed. Beginning in November 2001, the Bank recorded the secured loans to the national government and those loans to the provinces tendered in the swap in accordance with the terms and conditions of the new secured loans. This swap reduced the yields of public-sector debt instruments and extended their maturity but did not modify their currency of denomination.

         The rules issued in 2002 compulsorily pesified the Argentine government secured loans and modified their other terms and conditions (maturity, interest rate and principal adjustment). Decree No. 471/02 established that all secured loans outstanding as of February 3, 2002 had to be pesified at the Ps. 1.40 per US$1.00 exchange rate, with their principal adjusted by the CER and fixed annual interest rates ranging from 3.0% to 5.5% depending on their term. For secured loans representing in origin an exposure to the provinces, Decree No. 1579/02 dated August 28, 2002, introduced an additional restructuring through the offering of a new swap for secured notes (BOGAR) or loans issued by the FFDP maturing in 16 years, principal adjusted by the CER and a fixed 2.0% annual interest rate. The new swap included loans to the FFDP, excluded from the first swap, and recognized the loans to the provinces originally tendered in the first swap. The swap was completed in early 2004. The Bank records provincial secured loans in accordance with the terms and conditions established by Decree No. 1579/02 since November 2002.

         Through its Communique "A" 3911, the Argentine Central Bank established a new method for the valuation of secured loans, government securities not subject to capital requirements to cover market risk, promissory notes issued by the FFDP and other loans to the nonfinancial public sector, excluding among others, government securities recorded in investment accounts, compensatory and hedge bonds and Lebac, short-term Argentine Central Bank notes.

         Beginning with the financial statements for March 2003, included assets began to be valued at the lower between their face and present values. To determine present values, the Argentine Central Bank established a discount rate that increases gradually over time. Its initial value was 3.0% per annum, applicable during 2003 and until December 2003, inclusively. Thereafter the discount rate increases by 0.25% semiannually until 2005. In 2006 it will be 5.0% and in 2007 the discount rate will be 5% plus a function of the market yield of national-government securities. Beginning in 2008 the applicable discount rate will be the average market yield of national-government securities. The face value is the balance of each instrument adjusted according to its contractual terms. The difference between the lower of present and face values, and the book value has to be reflected in an asset regularizing account, for a positive difference, or be charged to income, for a negative one.

         Subsequently, Argentine Central Bank Communique "A" 4084, dated January 30, 2004, modified the public-sector assets valuation rules established by Communique "A" 3911, as follows:

         - Public-sector assets granted as collateral of advances from the Argentine Central Bank to purchase BODEN (both for clients and held by banks) contemplated by articles 10, 11 and 12 of Decree No. 905/02 were excluded from the valuation rules for public-sector assets established by Communique "A" 3911 (valuation at present value resulting from a discount rate established by this Communique). Those assets can be recorded at the value determined by the Argentine Central Bank for their use as collateral.

         - Cash flow of provincial secured loans created by Decree No. 1579/02 (BOGAR) must be used to calculate the present value of past-due and unpaid public-sector assets.

         Finally, this Communique provided for the reversal of the interest accrued on past-due government assets after December 31, 2001, if corresponding.

         Financial Assistance from the Argentine Central Bank

         Financial Assistance Granted for Liquidity Support Beginning March 10, 2003

         Communique "A" 3901, issued on March 19, 2003, established an automatic mechanism to regulate the provision by the Argentine Central Bank to financial institutions of assistance for liquidity support. This mechanism does not apply to the financial assistance granted for such reasons during the 2001/2002 crisis.

         Financial Assistance for Liquidity Support Granted Before April 1, 2003

         Through Decree No. 739/03, the Argentine government established a voluntary procedure for the restructuring of the financial assistance granted by the Argentine Central Bank to financial institutions during the crisis that affected the financial system since 2001. The basic purpose was to harmonize the cash flows of those financial institutions that are simultaneously debtors (for having received financial assistance from the Argentine Central Bank) and creditors (for their holdings of debt instruments) of the public sector.

         Art. 9 of this Decree established that balances due must be amortized in pesos, in the same number of installments as those of the assets granted as guarantees of the financial assistance received, without exceeding 70 monthly installments. Argentine Central Bank Communique "A" 3941 established a minimum cumulative amortization schedule and a monthly repayment of not less than 0.90% of the adjusted balance. Mandatory accelerated repayment is contemplated when the interest rate earned by the assets granted as guarantees exceeds 3.5% per annum. In addition, voluntary prepayment is available.

         Decree No. 739/03 also established that financial assistance subject to this repayment system shall be guaranteed by the Argentine government secured loans issued under Decree No. 1646/01 and, in the absence of the latter, Secured Notes issued under the provisions of Decree No. 1579/02 or bonds issued under the provisions of Decree Nos. 905/02, 1836/02 and 739/03. Pursuant to Argentine Central Bank Communique "A" 3941, all instruments to be delivered as security must be adjustable by the variation of the CER. These securities are to be maintained with no decrease until restructuring of the government's foreign debt is concluded under Decree No. 1387/01 or December 31, 2004, whichever occurs first (except for prepayments, in which case the securities are to be returned on a pro rata basis in the inverse order of their granting).

         Argentine Central Bank Communique "A" 3941 established that all amortization installments and interest payments shall be automatically withdrawn from the accounts the financial institution holds with the Argentine Central Bank.

         In accordance with Argentine Central Bank Communique "A" 3940, for a bank to be eligible to restructure the financial assistance for liquidity reasons provided to it by the Argentine Central Bank, under the terms established by Decrees No. 739/03 and No. 1262/03, such bank was required to have received the approval of the Argentine Central Bank to the terms and conditions for the restructuring of their foreign debt before December 5, 2003.

         Decree No. 1262/03 provided that the Argentine Central Bank shall modify the above mentioned repayment conditions, when the URSF establishes so, subject to the following conditions: (i) the average life of the assets granted as guarantees of the financial assistance received exceeds 70 months and
(ii) the financial institution falls under the provisions of articles 34 and 35bis of the Financial Institutions Law and has adopted a reorganization plan approved by the URSF. In this case, repayment will occur in the same number of installments as that of the assets granted as guarantees of the financial assistance received with a maximum number of 120 monthly installments and a monthly amortization of not less than 0.4%. Also, upon the occurrence of an event of default, the URSF has the right to accelerate the maturity of such financial assistance.

         On November 28, 2003, the URSF informed the Bank that through Resolution No. 1 dated November 27, 2003, it had authorized the Argentine Central Bank to extend the maturity of the Banks' debt for liquidity support with said entity, within the regime established by Decree No. 739/03, pursuant to the repayment schedule submitted by the Bank to the Argentine Central Bank and under the terms provided for by Decree No. 1262/03.

         By means of a note dated February 3, 2004, the Argentine Central Bank informed the Bank that it had approved the Bank's request to adhere to the regime of repayment of the debt owed to said entity for liquidity support established by Decree No. 739/03 and extended through Decree No. 1262/03. Through the same note the Argentine Central Bank informed the Bank that it had also authorized such debt's amortization schedule submitted by the Bank, which is the result of the minimum amortization defined by the applicable regulations and of the cash flows of the assets eligible as collateral pursuant to such regulations. Consequently, this schedule comprises the debt repayment in 92 monthly installments as from March 2004, inclusively.

         Foreign Currency Position

         Through Communique "A" 3889, the Argentine Central Bank limited financial institutions' foreign currency exposure based on such institution's "Global Foreign Currency Net Position" (assets and liabilities from financial brokerage and securities denominated in foreign currencies). Beginning May 1, 2003, the absolute value of the "Global Foreign Currency Net Position" must not exceed 30.0% of a bank's computable capital or Adjusted Shareholders' Equity as of the end of the previous month. In the case of short positions, the limit was set at the lower of 30.0% of computable capital or liquid shareholders' equity. For those financial institutions that expected not to be able to comply with such limits, a period for the presentation of a compliance plan was provided that expired May 15, 2003. On that date, the Bank notified the Argentine Central Bank of an excess in its global foreign currency position and proposed a compliance plan, a response with respect to which is pending.

         Through Communique "A" 4135, issued on May 5, 2004, the Argentine Central Bank established an additional limit to be observed by financial institutions. Beginning on July 1, 2004, balances of demand accounts, assets and liabilities included in this regime which are usually traded in institutional markets with a significant volume of transactions or which become due within 180 days, will not be able to exceed a percentage to be determined. In order to calculate this position, they should be considered only those securities recorded at their market value, but not excluding those payments that become due within 180 days.

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

         The deposit insurance system that became effective covered all peso and foreign currency deposits held in demand deposit accounts, savings accounts and time deposits with a maturity of less than 90 days are insured for an amount up to Ps. 10,000 and all time deposits with a maturity of 90 days or longer are insured for up to Ps. 20,000. In November 1998, the amount of insurance for such deposits was raised to Ps. 30,000 for all deposits and made uniform without distinction of maturity dates. Deposits made after July 1, 1995 with an interest rate 200 basis points above the interest rate quoted by Banco de la Nacion Argentina for deposits with equivalent maturities are not covered by this system. This guarantee shall be made effective within 30 days from the revocation of the license of a financial institution, subject to the outcome of the exercise by depositors of their priority rights described under " -- Priority Rights of Depositors" below.

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

         Priority Rights of Depositors

         According to section 49 e) of the Financial Institutions Law, as amended by Law No. 25,780 dated September 8, 2003, in case of judicial liquidation or bankruptcy of a financial entity, the holders of deposits in pesos and foreign currency benefit from a general priority right to obtain repayment of their deposits up to the amount set forth below, with priority rank over all other creditors, with the exception of the following: (i) credits secured by mortgage or pledge, (ii) credits from rediscounts and overdrafts granted to financial entities by the Argentine Central Bank, according to section 17 subsections b), c) and f) of the Argentine Central Bank Charter,
(iii) credits granted by the Banking Liquidity Fund created by Decree No. 32 of December 26, 2001, secured by mortgage and pledge and (iv) certain labor credits, including accrued interests until its total cancellation. Pursuant to section 16 of Law No. 25,780 during the term of emergency set forth under the Public Emergency Law No. 25,561 the Argentine Central Bank can grant rediscounts and overdrafts to financial entities with liquidity and solvency problems, included those entities under a restructuring process as contemplated in section 35bis of the Financial Institutions Law.

         The holders of the following deposits are entitled to the general preferential right established by the Financial Institutions Law (following this order of preference),

            - deposits of individuals or legal entities up to Ps. 50,000 or the equivalent thereof in foreign currency, enjoying this preference only one person per deposit. For the determination of this preference, all deposits of the same person registered by the entity shall be computed;

            - deposits in excess of Ps. 50,000 or the equivalent thereof in foreign currency, referred to above;

            - liabilities originated on commercial credit lines granted to the financial entity, which are directly in connection with international trade.

According to the Financial Institutions Law, the preferences set forth in previous paragraphs (i) and (ii) above, are not applicable to deposits held by persons who are affiliates of the financial entity, either directly or indirectly as determined by procedures that the Argentine Central Bank will establish in the future.

         In addition, under section 53 of the Financial Institutions Law, the Argentine Central Bank has an absolute priority over all other creditors of the entity except as provided by the Financial Institutions Law.

         Financial Institutions with Economic Difficulties

         The Financial Institutions Law establishes that financial institutions, including commercial banks such as the Bank, which evidence a cash reserve deficiency, have not abided by certain technical standards, have not maintained minimum net worth standards, or which solvency or liquidity is deemed to be impaired by the Argentine Central Bank must submit a restructuring plan (a "Restructuring Plan") to the Argentine Central Bank. Such Restructuring Plan must be presented to the Argentine Central Bank on the date specified by the Argentine Central Bank, which should not be later than 30 calendar days from the date on which the request is made by the Argentine

Central Bank. In order to facilitate the implementation of a Restructuring Plan, the Argentine Central Bank is authorized to provide a temporary exemption from compliance with technical regulations and/or the payment of charges and fines which arise from such noncompliance.

         The Argentine Central Bank may also, in relation to a Restructuring Plan presented by a financial institution, require such financial institution to provide guarantees or limit the distribution of profits, and appoint a supervisor, to oversee such financial institutions' management, with the power to veto decisions taken by the financial institution's corporate authorities.

         In addition, the Argentine Central Bank's charter authorizes the Financial Superintendency within the Argentine Central Bank, subject only to the prior approval of the president of the Argentine Central Bank, to suspend for up to 30 days, in whole or in part, the operations of a financial entity if its liquidity or solvency has been adversely affected. Notice of this decision must be given to the board of directors of the Argentine Central Bank. In case at the end of such suspension period the Financial Superintendency considers it is necessary to renew it, it can only be authorized by the board of directors of the Argentine Central Bank, for an additional period not to exceed 90 days. During the suspension: (i) there is an automatic stay of claims, enforcement actions and precautionary measures; (ii) any commitment increasing the financial institution's liabilities is void, and (iii) acceleration of indebtedness and interest accrual is suspended.

         If, in the judgment of the Argentine Central Bank, a financial institution is in a situation which, under the Financial Institutions' Law, would authorize the Argentine Central Bank to revoke the financial institution's license to operate as such, the Argentine Central Bank may, prior to considering such revocation, order a variety of measures, including (1) taking steps to reduce, increase or sell the financial institution's capital; (2) revoking the approval granted to the shareholders of the financial institution to own an interest therein, giving a term for the transfer of such shares; (3) exclusion and transfer of assets and liabilities; (4) constituting trusts with part or all the financial institution's assets (5) granting of temporary exemptions to comply with technical regulations and/or pay charges and fines arising from such defective compliance; or (6) appointing a bankruptcy trustee and removing statutory authorities.

         Furthermore, it is provided that, those acts which are authorized, commissioned or decided by the Argentine Central Bank under section 35bis of the Financial Institutions' Law, involving the transfer of assets and liabilities, or which complement it, or are necessary to execute the restructuring of a financial institution, as well as those related to the reduction, increase and sale of equity, are not subject to any court authorization and cannot be deemed inefficient in respect of the creditors of the financial institution which was the owner of the excluded assets, even though its insolvency preceded such exclusion.

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

         Bankruptcy of a financial institution cannot be adjudicated until the license is revoked by the Argentine Central Bank. No creditor, with the exception of the Argentine Central Bank, may request the bankruptcy of the former entity until 60 days have elapsed since the revocation of the license.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 5A. OPERATING RESULTS

GENERAL

         Substantially all of our operations and customers are located in Argentina, and as a result we have been materially and adversely affected by the 2001 - 2002 economic crisis in Argentina. As a result, the Bank was forced to restructure its foreign debt and its income generation capacity was reduced. Given the continued instability and regulatory and economic changes that have affected Argentina, the accounting information set forth in this annual report may not be fully indicative of our anticipated results of operations or business prospects after the dates indicated.

         The following discussion and analysis is intended to help understand and assess the significant changes and trends in our historical results and operations and the factors affecting our resources. You should read this section in conjunction with our audited consolidated financial statements and their related notes included in this annual report.

INFLATION ACCOUNTING ADJUSTMENTS

         As a result of the adoption of various regulations since 2002, in addition to adjusting our financial statements for inflation until February 2003, as described in "Presentation of Financial Information" at the beginning of this annual report, we have also been required to adjust some of our assets and liabilities according to changes in various indexes. The following table compares the rate of inflation, as measured by the WPI, the consumer price index (the "CPI"), the CER and the CVS for the periods indicated.

                                               FOR THE 12-MONTH PERIOD ENDED DECEMBER 31,
                                               -------------------------------------------
                                               2003                2002               2001
------------------------------------------------------------------------------------------
Inflation (1)
   Wholesale Price Index...............         2.03%             118.44%             (5.3)%
   Consumer Price Index................         3.66%              40.95%             (1.5)%
   CER.................................         3.66%              40.54%                -
   CVS.................................        15.85%               0.83%                -
------------------------------------------------------------------------------------------

(1) Source:  INDEC.

         In the first five months of 2004, the WPI increased 3.9% and the CPI increased 2.7%. Over the same period, the CER increased 2.1%. The CVS was discontinued on April 1, 2004, having increased 7.9% in the first quarter of 2004.

CURRENCY COMPOSITION OF OUR BALANCE SHEET

         Until December 31, 2001, financial institutions in Argentina, including the Bank, used both pesos and dollars for all types of transactions, with the exception that only pesos could be used for the payment of salaries and taxes. As a result, Banco Galicia raised deposits and funding and made loans in both currencies. Our policy and Banco Galicia's policy was then to keep a net asset position in foreign currency (i.e., to have more assets than liabilities denominated in foreign currency).

         In 2002, together with asymmetric pesification and the measures taken to compensate for it, the government instituted measures that modified the yields of assets and the cost of liabilities that had been pesified. In general, maximum and minimum fixed interest rates were established for pesified assets and liabilities, respectively. In addition, the principal of those assets and liabilities was adjusted by change in certain indexes based on consumer prices
(CER) or salaries (CVS). In addition, in most cases, but especially in the case of public-sector assets, maturities were extended. The terms and conditions of peso-denominated loans to the public sector and of certain peso-denominated deposits were also modified. See Item 4. "Information on the Company -- Main Regulatory Changes in 2002 and 2003."

         As a result of these measures, as of December 31, 2002, and December 31, 2003, our balance sheet showed the following interest rate and currency mismatches:

      - CER mismatch: The Bank's peso-denominated assets subject to adjustment by the CER (mainly secured Argentine government loans and certain government securities) exceeded its CER-adjusted peso-denominated liabilities (mainly restructured deposits and the advance to be provided by the Argentine Central Bank to purchase BODEN 2012 for hedging purposes). The recording of the borrowings from the Argentine Central Bank for liquidity support as CER-adjusted long-term peso-denominated liabilities in mid-2003 has partially mitigated the Bank's long CER-indexed peso position. See " -- Funding" below.

      - Foreign-currency mismatch: The Bank's dollar-denominated assets (mainly BODEN 2012) exceeded its dollar-denominated liabilities (debt securities, borrowings from foreign banks and deposits in foreign branches and subsidiaries).

      - Peso mismatch: The Bank's liabilities (voluntary deposits and the financial assistance from the Argentine Central Bank) exceeded its assets (mainly liquidity reserves and loans to the private sector), in each case denominated in pesos and bearing market interest rates. This mismatch was partially corrected with the recording in mid-2003 of the financial assistance from the Argentine Central Bank as long-term CER-adjusted liabilities.

         The net asset portfolios in CER-adjusted and foreign currency-denominated assets are funded by peso-denominated liabilities and by the Bank's shareholders' equity.

         The following table sets forth our assets and liabilities denominated in foreign currency, in pesos and adjustable by the CER, at the dates indicated.

                                                                  AS OF DECEMBER 31,
                                                       ----------------------------------------
                                                           2003          2002          2001
-----------------------------------------------------------------------------------------------
                                                       (In millions   (In millions of February
                                                        of pesos)     28, 2003, constant pesos)
ASSETS
In pesos, unadjusted (1)                                  4,001.2       3,050.9       5,561.1
In pesos, adjusted by the CER                            10,237.0      10,503.3             -
In pesos, adjusted by the CVS                               317.1             -             -
In foreign currency                                       8,339.4      10,350.3      22,316.5
---------------------------------------------------------------------------------------------
TOTAL ASSETS                                             22,894.7      23,904.5      27,877.6
---------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
In pesos, unadjusted, including shareholders' equity      6,023.4       9,311.0       9,528.5
In pesos, adjusted by the CER                             8,979.3       4,803.0             -
In pesos, adjusted by the CVS                                   -             -             -
In foreign currency                                       7,892.0       9,790.5      18,349.1
---------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                        22,894.7      23,904.5      27,877.6
---------------------------------------------------------------------------------------------

(1) As of December 31, 2002, includes assets eligible to be adjusted by the CVS in the form of loans to individuals totaling Ps. 356.1 million. The Bank began to apply the CVS adjustment to the principal of these loans in November 2003.

         The Bank's inability to manage or hedge its mismatches has exposed it to fluctuations in the exchange rate, inflation rate and market interest rates in 2002 and 2003 and has generated losses to the Bank, reducing its net financial income. Under inflation accounting rules, the inflation rate used to restate financial statements for inflation (the WPI variation) is used to determine the implicit cost of the Bank's shareholders' equity. This cost is represented in our income statements mainly by the monetary loss from financial intermediation.

         In addition, given that, as a result of the measures to compensate banks for asymmetric pesification, the Bank's foreign currency-denominated assets comprise mainly the compensatory and the hedge bonds, which accrue at LIBOR, the yield on the Bank's foreign currency-denominated assets has been lower than the cost of the Bank's foreign currency liabilities.

         In the context of significant and differential fluctuations in the exchange rate, inflation rate and domestic interest rates, these mismatches have been a source of potential losses for the Bank and they expose the Bank to future potential losses.

         Due to the characteristics of the Argentine financial market, the lack of hedge instruments and limited access to the international capital markets, the Bank's capacity to modify these mismatches has been and remains limited. Moreover, the Bank's ability to hedge such mismatches is expected to remain limited in the near future. Although the Bank completed the restructuring of its foreign debt in 2004 and has agreed on a payment plan with the Argentine Central Bank for the financial assistance for liquidity support it received that is consistent with the Bank's repayment capacity in Argentina's current economic environment, the Bank will, for the foreseeable future, have limitations on its ability to manage its assets and liabilities effectively so as to minimize risks resulting from mismatches in terms of currencies and yields.

ARGENTINE ECONOMY IN 2003

         In 2003, the Argentine economy consolidated its recovery from the recession starting in the second half of 1998, which had particularly intensified with the political, institutional and economic crisis at the end of 2001 and the first half of 2002. This latter crisis resulted in a strong deterioration of the real and monetary variables. During 2003, economic growth was accompanied by lower inflation rates and lower interest rates and, in the fiscal area, by a strong increase in fiscal revenue.

         The two agreements signed with the International Monetary Fund in January 2003 and September 2003 helped to reduce uncertainty and to improve the fiscal accounts. Also positive during the past year was the orderly political transition in a year with presidential elections, after great institutional instability in the previous two years. The new administration headed by President Nestor Kirchner continued, in general, with the economic policies pursued by the previous government.

         Continuing the recovery observed in the last two quarters of 2002, the GDP showed a seasonally adjusted increase of 2.5% and 2.0% in the first and the second quarters of 2003, respectively, with the growth during the first semester being 6.7% compared to the prior year. In the second half of the year, GDP growth accelerated. In the third and fourth quarters, GDP growth was 3.5% and 2.5%, respectively, in seasonally adjusted terms, with year-over-year growth in the second semester of 10.7%.

         This strong increase in economic activity was fueled by recovery in domestic demand. In fact, investment rebounded strongly, reaching in 2003 a level 37.1% higher than the depressed levels of 2002. In addition, the increase in total wages, generated by the improvement in labor market conditions and the partial recovery in real wages, had a significant impact on private consumption, which grew 8.5% in 2003. This trend gained pace in the second half of the year when consumption grew at an annual rate of 11%.

         On the supply side, the sectors that showed the best performances were again those benefiting from the change in relative prices of 2002, which favored the tradable sector of the economy. Such change had only a very small correction in 2003. In this regard, while the goods producing sector grew 14.4% on average during 2003, the service sector only grew by 4.1%. Manufactures recorded a solid performance, growing 15.8%, fueled mainly by import substitutes and exports. The high starting level of idle installed capacity at the aggregate level (it was 60% at the end of 2002 and had reached 70.1% a year later) benefited the manufacturing sector. The agricultural sector also showed solid performance in 2003, growing 6.9%, as so did construction, which grew on average 34.3% over the same period.

         The strong economic growth had a favorable impact on the labor market. The unemployment rate (including beneficiaries of the subsidy granted by the government to unemployed heads of household through the

Heads of Household Plan) decreased from 17.8% in October 2002 to 14.3% in August 2003, as measured by the INDEC survey.

         Credit did not expand in 2003, generating a strong increase in the economy's demand for money. This private-sector behavior allowed the Argentine Central Bank to pursue an expansionary monetary policy.

         Inflation decelerated significantly during 2003. Consumer prices increased 3.7%, and wholesale prices increased only 2.0%. This moderate increase in prices is mainly explained by significant overall idle capacity, sustained demand for money by the public, appreciation of the nominal exchange rate and the government's refusal to allow an increase in utility tariffs.

         Despite the expansionary monetary policy pursued by the Argentine Central Bank, the excess of foreign currency generated by the external sector contributed to a 12.8% appreciation of the nominal exchange rate during the year. The nominal exchange rate at year-end was Ps. 2.93 per U.S. dollar while at the end of 2002 it was Ps. 3.36 per U.S. dollar. Domestic interest rates reflected the significant improvement in the financial system's liquidity. In effect, average interest rates on 30-day peso-denominated time deposits were 2.59% at the end of 2003 compared to 33.06% at the end of 2002. There was also a strong decrease in the yield of the Lebac, which fell to 15.99% per annum at the end of 2003 from 42.14% per annum in December 2002. At the same time, the average maturity of the Lebac was extended to 361 days from 138 days in the previous year.

         In the fiscal area, the improvement observed in the second half of 2002 continued during 2003, mainly as a result of a strong increase in tax revenues, which grew 43.6%. This increase was attributable to the favorable impact of the recovery on revenues from taxes related to the economic cycle, to the increase in revenues from income-related taxes (principally because firms were not allowed to adjust their financial statements for inflation) and to the contribution of revenues from taxes on exports and from the tax on bank debits and credits. The increase in tax revenues offset the Ps. 14,940 million expansion in primary expenditures, of which Ps. 6,000 million are explained by higher automatic transfers to the provinces given the current revenue-sharing system, and allowed the government to achieve a fiscal surplus of Ps. 8,700 million (equivalent to 2.3% of GDP). This permitted the government to comfortably meet the fiscal target agreed to with the IMF. After interest payments of Ps. 6,917 million, the global fiscal result was a surplus of Ps. 1,778 million.

         The external sector showed an important current account surplus once more in 2003, which resulted from a high trade surplus. During 2003, the current account surplus amounted to US$7,941 million, similar to the level observed during 2002. The trade surplus during the period amounted to US$14,746 million despite the strong increase in imports.

ARGENTINE FINANCIAL SYSTEM

         During 2003, change in the financial system in Argentina was very positive. Deposits and money market mutual funds recovered, and the financial system's liquidity as a whole increased. Nonetheless, total credit to the private sector continued to decrease, even though certain components fared satisfactorily, especially during the second half of the year. Although the change in deposits was positive, their growth was attenuated by a high tax levied on bank debits and credits (which is not to be computed on account of other taxes). This tax encourages individuals to hold cash as opposed to deposits.

         During 2003, peso-denominated voluntary time deposits in the system increased 84.6% to Ps. 34,308 million as of December 31, 2003, while peso-denominated transactional deposits (or deposits held in current accounts and savings accounts) increased 61.6% to Ps. 37,651 million. Therefore, total voluntary deposits denominated in pesos amounted to Ps. 71,989 million as of year-end 2003. Likewise, dollar-denominated voluntary deposits showed a strong increase of 155.7% in the year, amounting to Ps. 4,749 million as of December 31, 2003. Total voluntary deposits in the system, denominated either in pesos or dollars, reached Ps. 76,708 million (approximately 20.6% of GDP) at the end of 2003, which represented 75.3% growth, compared with 12.9% of GDP at the end of 2002 and with a maximum of 29.8% of GDP in 2000.

         In 2003, the average term of total voluntary time deposits increased 19.9%, from 44.5 days at the beginning of the year to 53.4 days at year-end, reflecting a greater confidence in the financial system. Furthermore, during 2003, the voluntary deposits segment exceeding Ps. 1 million grew faster than the retail deposit segment, signaling an improvement in the confidence of wholesale investors.

         Growth in voluntary deposits was sharper in the first half of 2003 as a result of the government-authorized release of a portion of the deposits restructured during the 2001 - 2002 crisis. Most of these funds were attracted by the financial system. During the second half of the year, total deposits continued to increase but at slower growth rates. Over this period, transactional deposits grew 39% while voluntary time deposits decreased by 2.6%. This led transactional deposits to exceed voluntary time deposits at the end of 2003. This incongruous behavior can be explained principally by the decrease in interest rates.

         Total deposits grew 32.8%, reaching Ps. 88,736 million at year-end. These deposits include remaining restructured deposits or CEDROS and deposits subject to amparo claims, net of the restructured deposits exchanged for government bonds pursuant to Decree No. 1836/02. This exchange had not been completed as of December 31, 2003. See Item 4. "Information on the Company -- Main Regulatory Changes in 2002 and 2003 -- Deposits."

         At the end of 2003, total loans to the private sector amounted to Ps. 30,900 million, which represented 8.3% of GDP, compared to the maximum of 23.3% of GDP recorded in 1999. The volume of loans to the private sector has steadily diminished since 1999. This drop became steeper in 2002 (31.0%), with an 11.9% reduction in 2003. However, loan volume stabilized in the second half of the year, thus increasing 0.6% during this period, mainly as a result of an increase in consumer credit lines (personal loans and loans through credit cards) and short-term commercial loans. Consumer credit lines increased 16.2% during that period and commercial loans (advances in current accounts and promissory notes) grew 3.85%. This increase went along with the expansion in economic activity and the recovery of aggregate consumption, especially during the last half of 2003. The volume of mortgage loans and loans collateralized by movable goods continued to decrease during 2003. However, since the end of 2003, banks have launched advertising campaigns to actively offer mortgage credit lines denominated in pesos with terms ranging from five to 15 years.

         The strong growth of deposits and the continuing contraction of credit fostered the increase in the financial system's liquidity, which reached high levels, even compared with those of the convertibility period. At the end of the year, the financial system's liquidity exceeded 28% of total deposits.

RESULTS OF OPERATIONS OF GRUPO GALICIA FOR THE FISCAL YEARS ENDING DECEMBER 31, 2003, DECEMBER 31, 2002 AND DECEMBER 31, 2001

GENERAL

         We discuss below our results of operations for our fiscal year ended December 31, 2003, as compared with our results of operations for the fiscal year ended December 31, 2002. We also discuss our results of operations for fiscal year 2002 as compared with our results of operations for the fiscal year ended December 31, 2001.

NET LOSS

         For fiscal year 2003, we recorded a net loss of Ps. 217.1 million compared to a net loss after loss absorption (described below) of Ps. 1,471.5 million for fiscal year 2002. The lower net loss in 2003 was primarily attributable to the following factors:

            - a 67.0% reduction in financial expenses, from Ps. 4,560.4 million to Ps. 1,502.9 million;

            - a 82.6% reduction in charges for provisions for losses on loans and other receivables, from Ps. 1,648.5 million to Ps. 286.4 million;

            - a 40.5% reduction in administrative expenses, from Ps. 947.5 million to Ps. 563.4 million;

            - a 99.0% reduction in the monetary loss from financial intermediation, from Ps. 1,437.7 million to Ps. 14.5 million;

            - the generation of Ps. 143.0 million of miscellaneous income, net, compared to Ps. 429.6 million of miscellaneous losses for the same period in fiscal year 2002; and

            -  a 56.5% reduction in losses from equity investments, from Ps.
               52.0 million to Ps. 22.6 million.

         The decrease in net loss in 2003 was partially offset by a 71.0% reduction in financial income, from Ps. 5,797.7 million to Ps. 1,681.9 million.

         In fiscal year 2002, we absorbed Ps. 1,370.0 million of net losses in accordance with Argentine Central Bank Communique "A" 3800. This loss absorption is explained under " -- Loss Absorption." After giving effect to the loss absorption allowed under Communique "A" 3800, our net loss for fiscal year 2002 was Ps. 1,471.5 million.

                                                                     GRUPO GALICIA
                                                 ----------------------------------------------------
                                                                   FISCAL YEAR ENDED
                                                 ----------------------------------------------------
                                                                      DECEMBER 31,
                                                 -----------------------------------------------------
                                                      2003                2002              2001
------------------------------------------------------------------------------------------------------
                                                 (in millions of    (in millions of February 28, 2003,
                                                  pesos, except              constant pesos,
                                                   percentages)            except percentages)
CONSOLIDATED INCOME STATEMENT
Financial income...............................    Ps.1,681.9        Ps.  5,797.7        Ps. 3,586.8
Financial expenses.............................       1,502.9             4,560.4            2,126.1
Net financial income...........................         179.0             1,237.3            1,460.7
Provision for losses on loans and other
   receivables ................................         286.4             1,648.5            1,008.5
Net income from services.......................         361.4               375.4              942.6
Monetary loss from financial intermediation....         (14.5)           (1,437.7)                 -
Administrative expenses........................         563.4               947.5            1,369.9
Monetary gain (loss) from operating expenses...           0.1                21.0                  -
Minority interest..............................          (9.6)              269.6              (22.2)
Income from equity in other companies..........         (22.6)              (52.0)              35.0
Miscellaneous income (loss), net ..............         143.0              (429.6)             386.0
Monetary gain (loss) from other transactions...          (3.5)             (163.1)                 -
Income before taxes............................        (216.5)           (2,775.1)             423.7
Income tax.....................................          (0.6)              (66.4)            (159.1)
Net income before absorption...................        (217.1)           (2,841.5)             264.6
Absorption subject to approval of annual
   shareholders' meeting.......................            -              1,370.0                  -
NET INCOME AFTER ABSORPTION....................    Ps. (217.1)       Ps. (1,471.5)       Ps.   264.6
Return on average assets.......................         (0.92)%             (5.90)%             0.90%
Return on average shareholders' equity.........        (14.19)             (60.51)              8.67
======================================================================================================

         Net loss per share amounted to Ps. 0.199 in fiscal year 2003. For fiscal year 2003, return on assets was a negative 0.92% and return on average shareholders' equity was a negative 14.19%, compared with a negative 5.90% return on assets and a negative 60.51% return on shareholders' equity in the previous fiscal year.

FINANCIAL INCOME

      Our financial income was composed of the following:

                                                                                 GRUPO GALICIA
                                                             --------------------------------------------------
                                                                               FISCAL YEAR ENDED
                                                             --------------------------------------------------
                                                                                  DECEMBER 31,
                                                             --------------------------------------------------
                                                                  2003                2002          2001
                                                                  ----                ----          ----
                                                            (in millions of   (in millions of February 28, 2003,
                                                                 pesos)                 constant pesos)
Income on loans and other receivables resulting from
    financial intermediation and premiums earned on
     reverse repos........................................    Ps.   924.9         Ps. 1,404.2    Ps. 3,310.9
Income from government and corporate securities, net......          129.2               601.0          158.0
Other(1)..................................................          627.8             3,792.5          117.9
                                                              -----------         -----------    -----------
TOTAL.....................................................    Ps. 1,681.9         Ps. 5,797.7    Ps. 3,586.8
                                                              -----------         -----------    -----------

(1) Reflects income from financial leases, net, and differences in the quotation of gold and foreign currency as well as premiums on forward sales of foreign exchange. Also includes CER adjustments in the amount of Ps. 576.8 million and Ps. 3,402.8 million for fiscal years 2003 and 2002, respectively, and a CVS adjustment in the amount of Ps. 35.0 million for fiscal year 2003.

      The following table shows our yields on interest-earning assets and cost of funds:

                                                                    GRUPO GALICIA, AS OF DECEMBER 31,
                                          ----------------------------------------------------------------------------------------
                                                      2003                      2002                                   2001
                                          ----------------------------------------------------------------------------------------
                                             AVERAGE                 AVERAGE       NOMINAL      REAL         AVERAGE
                                             BALANCE      RATE       BALANCE         RATE       RATE         BALANCE        RATE
                                             -------      ----       -------         ----       ----         -------        ----
                                         (in millions of pesos,       (in millions of February 28, 2003, constant pesos, except
                                              except rates)                                    rates)
INTEREST-EARNING ASSETS ............      Ps. 20,725.1    6.44%    Ps. 26,953.5     19.71%       3.43%    Ps. 27,254.2      13.98%
  Government securities.............           2,082.8    3.43          2,255.6     13.24       36.49          2,531.3      10.96
  Loans.............................          11,556.7    9.84         15,262.4     28.86      (26.18)        20,002.3      16.03
  Other (1).........................           7,085.6    1.77          9,435.5      6.47       43.42          4,720.6       6.90

INTEREST-BEARING LIABILITIES .......      Ps. 18,637.7    6.17%    Ps. 22,896.3     18.89%       7.84%    Ps. 24,047.3       8.42%
  Current accounts..................             215.6    1.39            194.6      8.99      (31.57)           739.9       7.14
  Saving accounts...................             613.1    0.55          1,451.8      0.63      (20.11)         2,421.6       1.58
  Time deposits.....................           3,608.3    7.13          6,371.5     20.95       16.06         14,250.3       9.74
  Argentine Central Bank (2)........           8,062.7    5.87          7,147.6     31.31      (39.83)           149.7       9.29
  Other financial entities..........           2,074.4    9.20          2,778.7      8.85       58.68          1,708.5       8.62
  Debt securities (includes
   negotiable obligations)..........           2,710.5    5.69          2,568.5      5.90       62.26          2,934.2       8.37
  Other ............................           1,353.1    5.03          2,383.6     13.82       31.19          1,843.1       7.54
SPREAD AND NET YIELD
Interest spread, nominal basis (3)..              0.27%                              0.82%      (4.41)%                      5.56%
Net yield on interest-earning
   assets (4).......................              0.89                               3.66       (6.41)                       6.54
Financial margin (5) ...............              0.86                               4.59                                    5.36

(1) For fiscal years 2002 and 2003, includes amounts corresponding to the compensatory bond and the hedge bond.

(2) For fiscal years 2002 and 2003, includes the financial assistance from the Argentine Central Bank for transitory liquidity support and the advance granted by the Argentine Central Bank for the subscription of the hedge bond.

(3) Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. For fiscal years 2002 and 2003, interest rates include the CER adjustment.

(4) Net interest earned divided by average interest-earning assets. For fiscal years 2002 and 2003, interest rates include the CER adjustment.

(5) Represents net financial income, divided by average interest-earning assets.

      Fiscal Year 2003 Compared to Fiscal Year 2002

      For fiscal year 2003, our financial income was Ps. 1,681.9 million, a 71.0% decrease compared to Ps. 5,797.7 million in fiscal year 2002. The decrease was the result of the lower yield on interest-earning assets and a lower average volume of such assets. The average yield on interest-earning assets decreased 1,327 basis points to 6.44%. This decline is mainly attributable to the 1,902 basis-point decrease in the average yield on loans, which was due in turn to a CER variation of 3.7% for fiscal year 2003 compared to a CER variation of 40.5% for fiscal year 2002. Average interest-earning assets for fiscal year 2003 were Ps. 20,725.1 million, 23.1% lower than the Ps. 26,953.5 million for fiscal year 2002. This decrease was the result of a decline in the average loan portfolio by 24.3%, a 24.9% decrease in the item "Others" and a 7.7% decrease in the net position in government securities.

      The average loan portfolio for fiscal year 2003 was Ps. 11,556.7 million, 24.3% lower than the Ps. 15,262.4 million for fiscal year 2002. This reduction was due to the Ps. 2,982.3 million decrease in loans to the private sector and the Ps. 723.4 million decrease in loans to the public sector. The decrease in average loans to the private sector was mainly due to significant borrower repayments and prepayments and the securitization or sale of mortgage and commercial loans as part of the Galicia capitalization and liquidity plan. See
Item 4. "Information on the Company -- Business Overview -- Banco Galicia -- Galicia Capitalization and Liquidity Plan." In addition, the variation in the private- and public-sector loan portfolios reflects the restatement of the figures for the 12 months of fiscal year 2002 in constant currency of February 28, 2003, while practically no net loan origination took place during fiscal year 2003.

      Based on daily information published by the Argentine Central Bank, the Bank's estimated loan market share in the Argentine financial system (on an unconsolidated basis and excluding the regional credit-card companies' loan portfolio) was 12.93% as of December 31, 2003, and 11.04% as of December 31, 2002.

      In fiscal year 2003, the average yield on total loans, including the CER adjustment, was 9.84% compared to 28.86% in fiscal year 2002. During this period, the private-sector loan portfolio accrued at an average 20.03% interest rate and the public-sector loan portfolio accrued at an average 4.51% interest rate. The yield on public-sector loans (mostly secured loans) was reduced by the valuation rules issued by the Argentine Central Bank. Those secured loans resulting from an exposure (in origin) to the Argentine federal government accrued the CER adjustment plus a 4.0% average annual interest rate and those resulting from an exposure (in origin) to the provincial governments accrued the CER adjustment plus a 2.0% average annual interest rate. However, Argentine Central Bank Communique "A" 3911 established that certain public-sector assets had to be recorded at their present value calculated using a discount rate of 3.0% per annum. See Item 4. "Information on the Company -- Argentine Banking System and Regulation -- Argentine Banking Regulation -- Valuation of Public Sector Assets." The effect of adjusting the book value of secured loans in accordance with this rule resulted in a Ps. 198.1 million loss for the Bank. This loss decreased our financial income during fiscal year 2003.

      The average interest rate on peso-denominated private-sector loans decreased by 345 basis points mainly due to the difference in the CER variation (in fiscal year 2002, the CER increased 40.5% and, in fiscal year 2003, it increased only 3.7%). This decrease was partially offset in fiscal year 2003 by a gain of Ps. 102.7 million (end-of-period amount) corresponding to the estimated difference resulting from the application of the CER to the loan portfolio that should instead have been adjusted by reference to the CVS. On May 18, 2004, the date by which financial institutions had to opt into the compensation regime laid down by the government for the negative effects of asymmetric indexation (through, among other measures, Resolution No. 302/04 of the Ministry of Economy), the Bank announced it would not participate in the compensation regime and formally challenged the Ministry of Economy resolution. In the Bank's opinion, that resolution is contrary to Law No. 25,796 by which the government established compensation to financial institutions for the negative effects of asymmetric indexation. See Item 4. "Information on the Company -- Main Regulatory Changes in 2002 and 2003 -- Compensation to Financial Institutions -- For Asymmetric Indexation and for Differences Related to Amparo Claims."

      Our average position in government securities in fiscal year 2003 was Ps. 2,082.8 million, 7.7% lower than the Ps. 2,255.6 million for fiscal year 2002. In addition, the average interest rate on those assets decreased from 13.2% to 3.4% over the same period. Our average position in government securities decreased due to the acceptance by holders of Ps. 693.0 million in deposits with the Bank of the Canje I, an offer made to depositors to exchange their deposits for government bonds, which was completed in late December 2002. See Item 4. "Information on the Company -- Main Regulatory Changes in 2002 and 2003 -- Deposits."

      The "Other" item is mainly comprised of compensatory bonds and hedge bonds resulting from the compensation for asymmetric pesification to be received by the Bank and recorded under the balance sheet account "Other Receivables from Financial Intermediation," the balance of which was Ps. 4,629.6 million as of December 31, 2003. These bonds are dollar-denominated. The Ps. 2,349.8 million decrease in the average balance of "Other" mainly reflects reporting the additional compensation to be received under "Government Securities" in fiscal year 2003 rather than "Other," as previously, and the net effect of restating in constant currency of February 28, 2003, the balances of these bonds in fiscal year 2002 and the decrease in the exchange rate between the two periods.

      The average yield on "Other" decreased 470 basis points mainly due to the lower variation of the CER in fiscal year 2003 (as previously explained). This item includes the Bank's holdings of notes from the Galtrust I Financial Trust (whose assets consist of secured loans originally extended to provincial governments), the principal of which is adjusted by the CER.

      Fiscal Year 2002 Compared to Fiscal Year 2001

      For fiscal year 2002, financial income was Ps. 5,797.7 million, a 61.6% increase from Ps. 3,586.8 million in the fiscal year 2001.

      In accordance with the provisions of Argentine Central Bank Communique "A" 3703, financial income does not include the gain obtained by revaluation of the Bank's net asset foreign currency position as of December 31, 2001, from Ps.
1.00 per US$1.00 to Ps. 1.40 per US$1.00 as a result of the change in the foreign exchange regime introduced on January 6, 2002, which implied a 40.0% increase in the exchange rate. In accordance with the communique, this gain had to be directly reflected in a specific shareholders' equity account ("Unrealized Valuation Difference from the Net Asset Foreign Currency Position"), without being recognized in the income statement. See " -- Loss Absorption." This policy, which differs from Argentine GAAP standards, modified financial income for fiscal year 2002 since a Ps. 1,451.3 million gain was not recorded in the Bank's income statement.

      According to the data shown in the table above, financial income for fiscal year 2002 was the result of an increase in the average yield on interest-earning assets, partially offset by a decrease in the average volume of those assets. The average rate on interest-earning assets rose 573 basis points to 19.71%. This fluctuation was based on a 1,283 basis-point increase in the average lending rate, which was mainly due to the accrual of the CER on the pesified loan portfolio (mainly secured loans). The CER variation was 40.54%. Average interest-earning assets amounted to Ps. 26,953.5 million, which represented a 1.1% decrease from the Ps. 27,254.2 million in the year ended December 31, 2001. This was mainly the result of a lower average loan portfolio, which decreased by 23.7%. The decrease of the average loan portfolio was partially offset by the 99.9% growth recorded in the item "Others."

      The average loan portfolio for fiscal year 2002 amounted to Ps. 15,262.4 million, 23.7% lower than Ps. 20,002.3 million in fiscal year 2001. This decrease was the result of a Ps. 6,793.6 million decrease in the private-sector loan portfolio, partially offset by a Ps. 2,054.1 million increase in the public-sector loan portfolio (mainly secured loans). The increase in the public-sector loan portfolio was the result of the pesification of the portfolio at the Ps. 1.40 per US$1.00 exchange rate and of the adjustment of the portfolio's principal by the CER. The decrease in the private-sector loan portfolio was the result of the pesification of the portfolio at the Ps. 1.00 per US$1.00 exchange rate, significant customer repayments and prepayments and the Bank's securitization or sale of private-sector commercial and mortgage loans when the Galicia capitalization and liquidity plan was launched in the amount of Ps. 638.0 million in constant pesos of February 28, 2003. See Item 4. "Information on the Company -- Business Overview -- Banco Galicia -- Galicia Capitalization and Liquidity Plan." In addition, these variations reflect the restatement of fiscal years 2002 and 2001 in constant currency of February 28, 2003.

      Based on daily data prepared by the Argentine Central Bank, Banco Galicia's estimated market share of all loans in the Argentine financial system, excluding the loans of the four regional credit-card companies, was 11.04% as of December 31, 2002, compared with 10.00% as of December 31, 2001.

      The average interest rate for total loans was 28.86% for fiscal year 2002, including the CER adjustment. In this period, loans to the private sector accrued at an average 20.82% interest rate, while loans to the public sector recorded an average interest rate of 35.57%. Secured loans representing an original exposure to the Argentine government accrued the CER adjustment plus an annual average interest rate of 4.0%. Those secured loans that were originally an exposure to the provincial governments accrued the CER plus an annual 2.0% interest rate. The average rate was lower than the CER variation during the year mainly due to the restatement of fiscal year 2002 balances for inflation. Because of the regulatory changes described in other sections of this annual report, private-sector pesified loans (excluding those mortgage loans for the sole and permanent residence of the borrower of up to US$250,000 and certain personal loans and pledge loans) accrued the CER plus an additional fixed interest rate ranging from 3.5% to 8.0% depending on the type of loan, as established by the Argentine Central Bank. Due to the successive changes in the applicable rules and since these modifications had not been fully defined as of December 31, 2002, mortgage loans for the sole and permanent residence of the borrower of up to US$250,000 and personal loans and pledge loans, for which the CVS adjustment plus an interest rate determined by the Argentine Central Bank applied, accrued at the originally agreed interest rate. Private-sector loans that were originally denominated in pesos (mainly credit card loans) bore market interest rates.

      The 99.9% increase in the item "Others" mainly shows the incorporation of the compensatory bonds and hedge bonds still to be received by the Bank as compensation for asymmetric pesification. These bonds were recorded under "Other Receivables from Financial Brokerage" for Ps. 7,098.6 million as of December 31, 2002, in constant pesos of February 28, 2003. Both bonds are dollar-denominated, and their valuation tracked the increase in the value of the U.S. dollar against the peso in fiscal year 2002. See " -- Consolidated Assets" below.

      The average balance of our net position in government securities was Ps. 2,255.6 million, 10.9% lower than in fiscal year 2001. The average yield on the net position in government securities was 228 basis points higher than that recorded in the prior year. The decrease in the average balance was mainly due to the restatement for inflation of the prior-year balance. In addition, the decrease was the result of the net effect of the Bank's participation in the swap of government securities for secured loans in late 2001 and the increase in the peso value of the net position in government securities not tendered in that swap (since most were dollar-denominated securities, which were pesified at the Ps. 1.40 per US$1.00 exchange-rate). The average net position in government securities during fiscal year 2002 consisted mainly of Argentine Republic External Notes, Bono Encaje, Fiscal Credit Certificates and that portion of the compensatory bond that was actually credited to the Bank. The Argentine Republic External Notes and the compensatory bond are dollar-denominated. The Bono Encaje and the Fiscal Credit Certificates were pesified at the Ps. 1.40 per US$1.00 exchange-rate, and their principal was adjusted by the CER. In addition, during September 2002, the Bank used its holdings of the Bono Encaje, amounting to Ps.
539.7 million, to acquire the bonds to be delivered to depositors who had chosen to exchange their deposits for bonds as part of the Canje I. See Item 4. "Information on the Company -- Main Regulatory Changes in 2002 and 2003 -- Deposits" and Item 4. "Information on the Company -- Selected Statistical Information -- Government and Corporate Securities."

      Financial income also recognized a gain of Ps. 182.5 million due to foreign exchange differences and foreign currency premiums (this gain does not include the gain from the revaluation of our net asset foreign currency position as of December 31, 2001, from peso-dollar parity to the Ps. 1.40 per US$1.00 exchange rate) and income from foreign exchange brokerage amounting to Ps. 53.0 million.

FINANCIAL EXPENSES

      Our financial expenses were composed of the following:

                                                                 GRUPO GALICIA
                                                    ----------------------------------------
                                                               FISCAL YEAR ENDED
                                                    ----------------------------------------
                                                                  DECEMBER 31,
                                                    ----------------------------------------
                                                        2003          2002          2001
                                                        ----          ----          ----
                                                  (in millions of   (in millions of February
                                                       pesos)       28, 2003, constant pesos)
Expenses from
  Interest on deposits............................. Ps.   228.6    Ps.  448.4    Ps. 1,495.5
  Debt securities .................................       154.2         281.0          234.9
  Contributions and taxes..........................        31.7          50.4           93.0
  Other (1)........................................     1,088.4       3,780.6          302.7
                                                    -----------    ----------    -----------
TOTAL.............................................. Ps. 1,502.9    Ps.4,560.4    Ps. 2,126.1
                                                    -----------    ----------    -----------

(1) Includes accrued interest on liabilities resulting from financial brokerage with banks and international entities and premiums payable on repos. For fiscal years 2003 and 2002, includes Ps. 187.5 million and Ps. 1,734.6 million, respectively, of CER adjustments.

      Fiscal Year 2003 Compared to Fiscal Year 2002

      Financial expenses for fiscal year 2003 decreased by 67.4% to Ps. 1,502.9 million compared to Ps. 4,560.4 million for fiscal year 2002. The reduction in financial expenses was the result of a 1,272 basis-point decrease in the average cost of funds and of an 18.1% decrease in the average balance of interest-bearing liabilities. Average interest-bearing liabilities for fiscal year 2003 amounted to Ps. 18,637.7 million compared to Ps. 22,896.3 million for fiscal year 2002. This decrease is explained, among other factors, by the restatement of fiscal year 2002 figures in constant currency of February 28, 2003. Average interest-bearing deposits amounted to Ps. 4,437.0 million in fiscal year 2003, 44.7% lower than the Ps. 8,017.9 million for fiscal year 2002. This decrease was primarily the result of:

- the strong decrease in the Bank's deposits, both of its Argentine and foreign operations, that took place during the first months of 2002;

- the restructuring, completed during the last quarter of 2002, of Galicia Uruguay's deposits, which, in accordance with the restructuring proposal and depositor preferences, were partially replaced by negotiable obligations;

- the completion during the third quarter of 2003 of the offer made by Galicia Uruguay to its customers to exchange its restructured deposits for different combinations of BODEN 2012 and/or new negotiable obligations issued by Galicia Uruguay;

- the payment by Galicia Uruguay in January 2003 and September 2003 of the first installments under Galicia Uruguay's deposit restructuring schedule;

- the decrease in the Bank's deposits in Argentina as a consequence of the judicial orders received by the Bank mandating the reimbursement of deposits;

- the completion by late December 2002 of the Canje I (see Item 4. "Information on the Company -- Main Regulatory Changes in 2002 and 2003 -- Deposits");

- to a lesser extent, the lifting of restrictions on the availability of restructured deposits as established by Decree No. 739/03, as a result of which, between April 2003 and August 2003, the Bank retained approximately 75% of the amount of restructured deposits that became freely available as well as of the maturity of the installments for the repayment of the remaining restructured deposits (see Item 4. "Information on the Company -- Main Regulatory Changes in 2002 and 2003 -- Deposits"); and

- the appreciation of the peso against the U.S. dollar between 2002 and 2003.

      Interest-bearing deposits held with the Bank in Argentina increased from Ps. 2,535.7 million as of December 31, 2002, to Ps. 3,248.5 million as of December 31, 2003. This growth was not sufficient to offset the factors outlined above, however.

      Of the total average interest-bearing deposits for fiscal year 2003, Ps. 1,631.9 million were dollar-denominated deposits and Ps. 2,805.1 million were peso-denominated compared with Ps. 3,938.5 million and Ps. 4,079.4 million, respectively, in fiscal year 2002. The Bank's estimated market share of "voluntary" deposits (current account and saving account deposits plus voluntary time deposits) in the Argentine financial system only, based on daily information published by the Argentine Central Bank, increased to 4.75% as of December 31, 2003, compared to 4.34% as of December 31, 2002.

      The average cost of interest-bearing deposits was 5.95% in fiscal year 2003, 1,103 basis points lower than the 16.98% average cost for fiscal year 2002. Peso deposits accrued an 8.45% average interest rate (including the adjustment of principal to reflect the variation of the CER) in fiscal year 2003 compared to a 30.34% average interest rate in fiscal year 2002. This decrease was mainly the consequence of the decrease in the CER variation (as explained in " -- Net Financial Income") and of the decrease in peso-offered interest rates experienced by the whole market in 2003 (as a result of increased relative exchange rate stability and an expansionary monetary policy). The cost of dollar-denominated deposits was 1.64% in fiscal year 2003, 150 basis points lower than the 3.14% for fiscal year 2002. This reduction was mainly attributable to the restructuring of Galicia Uruguay's deposits, which was approved by the Uruguayan courts in December 2002. From December 2002 until December 2003, these deposits accrued interest at a 2.0% annual rate compared to a higher market-based rate prior to the restructuring.

      The average balance of debt securities for fiscal year 2003 amounted to Ps. 2,710.5 million, slightly greater than the Ps. 2,568.5 million for fiscal year 2002. The average cost of debt securities was 5.69% in fiscal year 2003. For the prior fiscal year, this cost was 5.90%.

      In fiscal year 2003, the item "Argentine Central Bank" recorded an average balance that was Ps. 915.1 million greater than the Ps. 7,147.6 million of fiscal year 2002 and an average cost of 5.87%, 2,544 basis points lower than the 31.31% interest rate for fiscal year 2002. The increase in the average balance mainly reflects the addition of the supplemental advance from the Argentine Central Bank to be granted to the Bank for the purchase of the hedge bond corresponding to pesified assets of foreign branches and subsidiaries under the provisions of Decree No. 2167/02. See Item 4. "Information on the Company -- Main Regulatory Changes in 2002 and 2003 -- Compensation to Financial Institutions -- For Asymmetric Pesification and its Consequences."

      During fiscal year 2003, the average amount of outstanding financial assistance owed by the Bank to the Argentine Central Bank for liquidity reasons, excluding borrowings from the Argentine Central Bank used to repay debt with the Banking Liquidity Fund, was Ps. 4,786.1 million compared with Ps. 4,878.5 million for fiscal year 2002. The higher amount recorded for fiscal year 2002 reflects the adjustment for inflation of 2002 amounts through February 28, 2003. The average cost of this financial assistance was 5.83% for fiscal year 2003 compared to 28.25% for fiscal year 2002. The Bank obtained approval for the voluntary restructuring of the debt owed to the Argentine Central Bank for liquidity support in accordance with the terms of Decrees No. 739/03 and No. 1262/03. Therefore, on April 30, 2003, this financial assistance began to accrue the CER adjustment plus a 3.5% annual interest rate. Prior to that date, this financial assistance was a peso-denominated unadjusted liability accruing interest at a rate equivalent to 80.0% of the monthly average interest rate on 30-day Lebac or the minimum term Lebac auctioned on the market.

      The borrowings from the Argentine Central Bank to repay debts with the Banking Liquidity Fund amounted in average to Ps. 807.2 million in fiscal year 2003 compared with Ps. 484.3 million in fiscal year 2002. This debt is adjusted by the CER and accrues at a 3.5% annual interest rate. The financial assistance to be granted to the Bank by the Argentine Central Bank for the purchase of the hedge bond is adjusted by the CER and accrues at a 2.0% annual interest rate. The average balance of this liability was Ps. 2,472.0 million in fiscal year 2003 and Ps. 2,008.8 million in fiscal year 2002. This increase was due to the addition of the advance to be granted to the Bank by the Argentine Central Bank for the purchase of the hedge bond corresponding to pesified assets of foreign branches and subsidiaries during the second half of 2002.

      During fiscal year 2003, debt with other financial institutions recorded an average balance of Ps. 2,074.4 million, 25.3% lower than the Ps. 2,778.7 million of fiscal year 2002. The average cost was 9.20% for fiscal year 2003, 36 basis points higher than the 8.85% for fiscal year 2002. The decrease in the average balance was mainly attributable to the appreciation of the peso and the increase in interest rate was mainly attributable to the increase in the cost of credit lines denominated in pesos.

      The decrease in the average balance of the item "Other Interest-Bearing Liabilities" between fiscal year 2003 and the previous period is mainly attributable to the repayment of repurchase agreements entered into with the Argentine Central Bank and the repayment of a loan from the Banking Liquidity Fund during 2002 with the proceeds of borrowings from the Argentine Central Bank. In addition, the item "Other Interest-Bearing Liabilities" included the average balances of loans granted to the Bank by Sedesa and the FFAEFyS, both dollar-denominated and amounting, on average, to Ps. 190.5 million and Ps. 90.6 million, respectively, in fiscal year 2003, compared with Ps. 158.2 million and Ps. 79.7 million, respectively, in fiscal year 2002.

      Financial expenses for fiscal year 2003 include a Ps. 150.2 million loss for foreign-exchange quotation differences mainly reflecting the revaluation of the Bank's foreign currency net position for the decrease in the exchange rate from Ps. 3.36 as of December 31, 2002, to Ps. 2.93 as of December 31, 2003. This loss was partially offset by a Ps. 57.9 million gain from foreign exchange brokerage.

      Fiscal Year 2002 Compared to Fiscal Year 2001

      Financial expenses for fiscal year 2002 were Ps. 4,560.4 million, 113.2% higher than Ps. 2,126.1 million for fiscal year 2001. This increase reflected a 1,049 basis point growth in the average interest rate of interest-bearing liabilities, partially offset by a 5.0% decrease in their volume.

      Average interest-bearing liabilities amounted to Ps. 22,896.3 million in comparison with Ps. 24,047.3 million for fiscal year 2001. This decline is to a large extent the result of the restatement of the comparison base in constant currency of February 28, 2003. In addition, this decline was the result of the decrease in deposits during the first half of 2002, which was partially compensated by: (1) the pesification of originally dollar-denominated deposits at the exchange rate of Ps. 1.40 per US$1.00 and the adjustment of their principal by the CER (the resulting restructured peso deposits are known as "CEDROS"); (2) the valuation of dollar-denominated liabilities subject to foreign law at the market exchange rate, which increased from Ps. 1.00 per US$1.00 to Ps. 3.363 per US$1.00 at the close of fiscal year 2002, including debt with foreign financial institutions, debt securities and deposits in foreign branches and subsidiaries; (3) the increase in Argentine Central Bank's financial assistance for liquidity support due to Bank's deposit loss in the first half of 2002; (4) the addition of the Argentine Central Bank advance to be used for the purchase of the hedge bond; and (5) the addition of dollar-denominated loans granted to the Bank by Sedesa and the FFAEFyS when the Galicia capitalization and liquidity plan was launched.

      Total interest-bearing deposits amounted to Ps. 8,017.9 million, 53.9% lower than the Ps. 17,411.8 million of fiscal year 2001. This decrease was the result of the decrease in the dollar-denominated deposits of foreign subsidiaries, mainly during the first quarter of 2002, and in restructured deposits (CEDROs). The decline in CEDROs resulted from court orders in response to amparo claims requiring their reimbursement and the government's offer to holders of restructured deposits to exchange such deposits for Argentine government bonds. These decreases were compensated by the pesification of deposits in Argentina originally denominated in U.S. dollars at the exchange rate of Ps. 1.40 per US$1.00 and adjustment of their principal by the CER and by the valuation of deposits in foreign branches and subsidiaries (mainly deposits in Galicia Uruguay) at the market exchange rate. Galicia Uruguay's restructuring of deposits into new deposits or negotiable obligations was approved by the Uruguayan courts on December 23, 2002. As a result, fiscal year 2002 average dollar-denominated interest-bearing deposits reflect practically all of Galicia Uruguay deposits.

      Average peso-denominated time deposits amounted to Ps. 2,917.4 million in fiscal year 2002. This amount mainly represents restructured deposits in Argentina. As of December 31, 2002, total restructured deposits in Argentina amounted to Ps. 735.4 million (principal only) and Ps. 73.6 million corresponded to restructured deposits whereby their holders had exercised the option to exchange them for Argentine government securities, pursuant to Decree No. 1,836/02 (Canje II). The Canje I was completed in December 2002, which in the Bank's case, led to a decrease in CEDROs of Ps. 693.0 million in nominal terms (principal only) in the last month of the year.

Furthermore, restructured deposits decreased during 2002 as a result of a significant number of amparo claims that were filed against the Bank by deposit holders.

      Banco Galicia's estimated market share of "voluntary" deposits in the Argentine financial system only, based on daily information published by the Argentine Central Bank, increased to 4.34% as of December 31, 2002, compared to 3.83% as of June 30, 2002.

      The average balance of debt securities in fiscal year 2002 was Ps. 2,568.5 million, a 12.5% decrease from fiscal year 2001. This decrease is the result of the restatement for inflation of the 2001 balances, the reclassification of debt corresponding to two commercial paper programs for a total amount of US$332.0 million into credit lines with foreign banks restructured in 2004 (and recognized in the item "Others" in the table showing the yields on average interest-earning assets and the cost of funds) and the restructuring of two notes of the New York branch for an aggregate amount of US$200.0 million, since the new securities were issued for a lower amount (US$115.8 million) as a consequence of payments made in cash and the forgiveness of debt. See Item 4. "Information on the Company -- Business Overview -- Banco Galicia -- Capitalization." These effects were partially offset by the fact that all of the liabilities described in this paragraph are dollar-denominated and valued at the market exchange rate.

      Debt with financial institutions amounted to Ps. 2,778.7 million in fiscal year 2002. This amount mainly reflects the Bank's dollar-denominated debt with foreign financial institutions. When compared with the average balance for fiscal year 2001, total debt with financial institutions shows a 62.6% increase. This increase resulted from the increase in the market exchange rate during 2002 and from the reclassification mentioned above.

      The average balance of financial assistance from the Argentine Central Bank in fiscal year 2002 amounted to Ps. 7,147.6 million, as compared with Ps.
149.7 million in fiscal year 2001. This increase was due to the fact that the Argentine Central Bank provided financial assistance to the Bank until April 2002 to counter the run on the financial system's and the Bank's deposits. The average balance of financial assistance from the Argentine Central Bank for liquidity support in fiscal year 2002 was Ps. 4,878.5 million, Ps. 484.3 million of which corresponded to a loan to pay off debt owed to the Banking Liquidity Fund. In addition, the increase results from incorporation of an average balance of Ps. 1,847.8 million corresponding to the loan to be granted to the Bank by the Argentine Central Bank to be used for the purchase of the hedge bond.

      The loans from Sedesa and the FFAEFyS, which are dollar-denominated liabilities, with average balances of Ps. 158.2 million and Ps. 79.7 million, respectively, in fiscal year 2002, resulting from the implementation of the Galicia capitalization and liquidity plan, are shown under the item "Others." The average balance of other interest-bearing liabilities was Ps. 2,383.6 million in fiscal year 2002, 29.3% higher than in fiscal year 2001. The increase is primarily due to the fact that these liabilities are mainly dollar-denominated.

      In fiscal year 2002, the 1,049 basis-point increase in the cost of funds was mainly the result of the increase in the cost of interest-bearing deposits and in the cost of financial assistance from the Argentine Central Bank.

      Restructured deposits (CEDROs) representing deposits originally constituted in Argentina in dollars accrued the CER plus a 2.0% annual interest rate during fiscal year 2002. CEDROs originally denominated in pesos accrued an interest rate of 7.0%.

      The cost of financial assistance from the Argentine Central Bank is mainly explained by the cost of the loans for liquidity support (excluding the advance received to pay off debts with the Banking Liquidity Fund), which accrued at an average interest rate of 28.25% during fiscal year 2002. The advance received to pay off the debt to the Banking Liquidity Fund accrued the principal adjustment by the CER plus an annual 3.5% interest rate. The loan to be received from the Argentine Central Bank to purchase the hedge bond accrued the CER plus an annual interest rate of 2.0%.

      The increases in the cost of funds mentioned above were mitigated by the decrease in the cost of debt securities, reflecting the decrease in LIBOR and the debt reduction obtained in the restructuring of the New York branch's debt securities. In addition, the cost of dollar-denominated time deposits decreased from 8.96% in fiscal year 2001 to 3.49% in fiscal year 2002. This reduction mainly reflects the fact that Galicia Uruguay time deposits accrued a 2.0% interest rate during 2002.

      The loan from Sedesa accrued at an interest rate equal to 180-day LIBOR plus an annual 3.0%. The loan from the FFAEFyS accrued at an interest rate equivalent to 180-day LIBOR plus an annual 4.0%, with a minimum rate of 8.07% per annum.

NET FINANCIAL INCOME

      Fiscal Year 2003 Compared to Fiscal Year 2002

      In fiscal year 2003, our net financial income continued to be affected by the consequences of the government's measures to resolve the 2001 - 2002 crisis. Our net financial income was impacted in fiscal year 2003 by:

      (i) mismatches between assets and liabilities denominated in different currencies generated by the government measures regarding asymmetric pesification of the financial system's assets and liabilities and those regarding the compensation for its effects. These measures are described elsewhere in this annual report. The Bank's inability to obtain or retain assets that accrue similar interest rates in the same currency or that are adjusted for similar indexes has resulted in significant losses for the Bank. In particular, the appreciation of the peso from Ps. 3.36 per US$1.00 as of December 31, 2002, to Ps. 2.93 per US$1.00 as of December 31, 2003, has resulted in a significant loss given the Bank's net asset position in foreign currency. However, the loss derived from the net position of the Bank in CER-adjusted assets was significantly reduced in the second quarter of fiscal year 2003 by the restructuring of the Bank's debt with the Argentine Central Bank for liquidity support into long-term CER-adjusted liabilities; and

      (ii) accrual by the compensatory bond and hedge bonds, which represent most of our dollar-denominated assets, at LIBOR, which caused the yield of interest-earning foreign currency assets to be lower than the cost of interest-bearing foreign currency liabilities.

      Net financial income for fiscal year 2003 was Ps. 179.0 million, and the net financial margin was 0.86%. In fiscal year 2002, net financial income was Ps. 1,237.3 million and the net financial margin was 4.59%.

      In 2002, our net financial income mainly resulted from the gain generated by the revaluation of our net asset position in foreign currency from Ps. 1.00 per U.S. dollar as of December 31, 2001, to Ps. 3.36 per U.S. dollar as of December 31, 2002, partially offset by the losses generated by the mismatches between assets and liabilities denominated in pesos (net liability position) and between assets and liabilities adjusted by the CER (net asset position) and by the negative net yield of the matched positions, particularly in foreign currency.

      Fiscal Year 2002 Compared to Fiscal Year 2001

      The economic policy implemented by the government in 2002 meant compulsory modification as of December 31, 2001 of the terms bank assets and liabilities (including currency denomination, interest rate and maturity), and the introduction of the adjustment by the CER of the principal of the pesified assets and liabilities. As a result, the Bank's balance sheet in 2002 contained mismatches in the different segments of assets and liabilities created by the government's economic policy. Net financial income for fiscal year 2002 was the consequence of these mismatches between assets and liabilities in terms of their currency of denomination and in terms of whether they accrued only an interest rate or a fixed interest rate determined by the government plus the CER, variances in interest rate, exchange rate and the CER index over the fiscal year and the Bank's inability to hedge these mismatches.

      Net financial income for fiscal year 2002 before the monetary gain or loss from financial intermediation amounted to Ps. 1,237.3 million, representing a 4.59% financial margin, lower than the 5.36% financial margin in the year ended December 31, 2001.

PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES

      Fiscal Year 2003 Compared to Fiscal Year 2002

      The provision for losses on loans and other receivables for fiscal year 2003 was substantially lower than that recorded in fiscal year 2002, amounting to Ps. 286.4 million in fiscal year 2003 compared with Ps. 1,648.5 million for fiscal year 2002.

      During 2003, the Bank's loan portfolio quality improved as shown by the decrease in nonaccrual loans from 13.08% of its total loan portfolio to 10.73% of the Bank's total loan portfolio a year later. Considering loans to the private sector only, the Bank's nonaccrual portfolio as of December 31, 2003, was 31.19% of the Bank's total loan portfolio compared to 35.47% as of December 31, 2002.

      The improvement in loan portfolio quality reflects the recovery of the Argentine economy during 2003 and the progress made during the year in restructuring the Bank's commercial loan portfolio.

      Due to the establishment of significant loan loss allowances, mainly during 2002, the coverage of the nonaccrual loan portfolio, with allowances, reached 90.61% and the loan loss allowances as a percentage of total loans (excluding interbank loans) amounted to 9.86% as of December 31, 2003. As of December 31, 2002, these ratios were 104.45% and 13.84%, respectively. A total of Ps. 212.6 million of loans (included in the Argentine Central Bank's loan classification as category "2.b") are being restructured. The coverage of nonaccrual loans plus loans in this category with allowances for loan losses was 77.87% as of December 31, 2003.

      Fiscal Year 2002 Compared to Fiscal Year 2001

      Provision for losses on loans and other receivables for fiscal year 2002 reached Ps. 1,648.5 million, 63.5% higher than the Ps. 1,008.5 million in fiscal year 2001.

      This increase reflects the significant deterioration in the quality of the Bank's portfolio in comparison with previous years, resulting from Argentina's unprecedented economic situation during 2002, as a result of the 2001 - 2002 crisis and the government's measures aimed at restructuring private-sector debts. Within this context, Banco Galicia increased significantly its allowance for loan losses and its coverage with allowances for its nonaccrual loan portfolio. As of December 31, 2002, the nonaccrual loan portfolio represented 13.08% of total loans and 35.46% of total loans to the private sector. Due to the establishment of significant loan loss provisions in fiscal year 2002, the allowance for loan losses amounted, as of December 31, 2002, to Ps. 1,681.8 million, 60.1% higher than as of December 31, 2001, and the coverage of the nonaccrual loan portfolio with allowances reached 104.45% at the end of fiscal year 2002 and allowances as a percentage of total loans amounted to 13.66%. The net charge to the income statement for loan losses (provisions charged to income plus direct charge-offs net of recoveries) in fiscal year 2002 amounted to 10.37% of average total loans (before the allowance for loan losses) as compared to 4.47% in fiscal year 2001.

      During 2001, the Bank's asset quality had already began to deteriorate as a result of the long economic recession and its impact on large and medium corporations.

NET INCOME FROM SERVICES

      Our net income from services consisted of:

                                                                     GRUPO GALICIA
                                                     ----------------------------------------------
                                                                   FISCAL YEAR ENDED
                                                     ----------------------------------------------
                                                                      DECEMBER 31,
                                                     ----------------------------------------------
                                                          2003            2002             2001
                                                     -----------        ---------      ------------
                                                     (in millions of    (in millions of February 28,
                                                          pesos)           2003, constant pesos)
Income from
  Credit cards.....................................    Ps. 260.9        Ps. 281.5      Ps.   581.0
  Deposits accounts................................         66.6             91.9            195.9
  Credit-related fees..............................         12.9             30.1             36.1
  Check collection.................................          7.5             10.3             19.9
  Collection services (taxes and utility bills) ...          6.6              7.0             13.9
  Foreign trade....................................         13.6             14.1             23.6
  Insurance........................................         22.0             32.8             59.9
  Other (1)........................................         41.7             48.4            226.4
                                                       ---------        ---------      -----------
TOTAL INCOME.......................................    Ps. 431.8        Ps. 516.1      Ps. 1,156.7
TOTAL EXPENSES.....................................    Ps.  70.4        Ps. 140.7      Ps.   214.1
                                                       ---------        ---------      -----------
NET INCOME FROM SERVICES...........................    Ps. 361.4        Ps. 375.4      Ps.   942.6
                                                       ---------        ---------      -----------

(1) Includes fees from market making in government securities, investment banking activities, asset management, safe deposit boxes and cash management.

      Fiscal Year 2003 Compared to Fiscal Year 2002

      Net income from services amounted to Ps. 361.4 million in the 12 months of fiscal year 2003, 3.7% lower than the Ps. 375.4 million recorded in fiscal year 2002. This decrease mainly reflects service prices increasing over fiscal year 2003 by less than the WPI that affected fiscal year 2002.

      Fiscal year 2003 income from credit cards of Ps. 260.9 million included Ps. 174.1 million of income from the regional credit card companies. Income from regional credit card operations for fiscal year 2003 increased 8.9% from Ps.
159.9 million for fiscal year 2002 due to a 6.5% increase in the average number of cards managed in 2003 to 1,173.7 thousand from 1,101.7 thousand in 2002 and due to significantly greater card usage in 2003. As of December 31, 2003, these companies managed 1,179.2 thousand cards.

      Income from credit card operations not related to the regional credit card companies was Ps. 86.8 million. The number of cards administered by the Bank (excluding those administered by the regional credit card companies) amounted to
505.1 thousand as of December 31, 2003, compared to 498.6 thousand as of December 31, 2002. However, income from the Bank's credit card operations not related to the regional credit cards companies for fiscal year 2003 decreased 28.6% from the Ps. 121.6 million recorded in fiscal year 2002. This decrease was mainly attributable to restatement of the 2002 figures for inflation, as in nominal terms the credit card income of the Bank not related to the regional credit card companies decreased only slightly. The decrease in nominal terms was due to a 13.9% decrease in the average number of credit cards managed (from
585.3 thousand in 2002 to 503.7 thousand in 2003). This decline was partially compensated by an increase in the use of such cards. The improved performance of the credit card business of the regional companies in 2003 relative to that of the Bank is attributable to an improvement in the competitive and economic environment of the regions of Argentina in which the regional companies operate.

      The following table sets forth the number of credit cards outstanding on the dates indicated:

                                                                                                       % CHANGE
                                                                                              --------------------------
                                                              DECEMBER 31,                           DECEMBER 31,
                                              ---------------------------------------------   --------------------------
CREDIT CARDS (1)                                  2003            2002             2001        2003/2002      2002/2001
                                              ------------   -------------    -------------   -----------    -----------
VISA........................................       411,367         423,397          597,577         (2.84)%       (29.15)%
   "Gold"...................................        66,303          59,547           67,047         11.35         (11.19)
   International............................       218,041         231,374          301,061         (5.76)        (23.15)
   Domestic.................................       125,832         130,081          225,136         (3.27)        (42.22)
   "Business"...............................         1,191           2,395            4,333        (50.27)        (44.73)
AMERICAN EXPRESS............................        89,294          67,254          106,543         32.77%        (36.88)%
   "Gold"...................................        34,508          25,014           33,867         37.95         (26.14)
   International............................        54,786          42,240           72,676         29.70         (41.88)
MASTERCARD..................................         4,420           7,971           24,179        (44.55)%       (67.03)%
   "Gold"...................................           682           1,257            3,342        (45.74)        (62.39)
   MasterCard...............................         3,738           6,714           19,868        (44.33)        (66.21)
   Argencard................................             -               -              969             -        (100.00)
REGIONAL CREDIT CARD COMPANIES (2)..........     1,179,192       1,097,838        1,188,739          7.41%         (7.65)%
  Visa......................................       368,088         426,075          332,354        (13.61)         28.20
  Local Brands..............................       811,104         671,763          856,385         20.74         (21.56)
                                                             -------------    -------------   -----------    -----------
TOTAL ......................................     1,684,273       1,596,460        1,917,038          5.50%        (16.72)%
AMOUNT OF PURCHASES (in millions of Feb..28,
2003, constant Pesos).......................  Ps.  2,925.7   Ps.   2,423.7    Ps.   5,044.6         20.71         (51.95)

(1) Issued by Banco Galicia and subsidiaries.

(2) Tarjeta Naranja, Tarjeta Comfiar, Tarjetas Cuyanas, Tarjetas del Mar and Tarjetas del Sur.

(3) For the six-month period ended December 31, 2000.

      The Bank's total deposit accounts amounted to 943.3 thousand as of December 31, 2003, 9.1% lower than that as of December 31, 2002.

      The decrease in credit-related fees was mainly due to the decrease in the volume of loan operations during all of 2002 and 2003 and to the effect of the WPI in fiscal year 2002. Expenses from services were affected in fiscal year 2002 by a nonrecurring US$10.0 million charge in connection with the Bank's prepayment of certain structured-note transactions.

      Fiscal Year 2002 Compared to Fiscal Year 2001

      Net income from services reached Ps. 375.4 million in fiscal year 2002, 60.2% lower than in the fiscal year 2001. This decrease mainly reflects that fees for services did not increase in the same proportion as the price index used to restate financial statements for inflation (the WPI) and a lower level of activity.

      The table above shows that the decrease in net income from services was mainly due to the decrease in fees from credit card activities, other fees and fees from deposit accounts.

      Income from credit cards, totaling Ps. 281.5 million, included Ps. 159.9 million related to the regional credit card companies, which were managing 1,097.8 thousand cards as of December 31, 2002. Because of the significant decrease in overall economic activity suffered by the Argentine economy during most of 2002, that translated into higher unemployment and lower real wages and lower consumption, credit card use showed a 52.0% decline when compared with fiscal year 2001. The number of credit cards managed by these companies decreased by 7.6% in fiscal year 2002.

      Excluding the regional credit card companies, the Bank's income from credit cards was Ps. 121.6 million for fiscal year 2002. Use of these cards in 2002 was 50.7% lower than in 2001. The number of credit cards managed directly by the Bank (excluding the cards of the regional companies) was 498,600 as of December 31, 2002, compared with 728,300 recorded at December 31, 2001.

      The Bank's deposit accounts numbered 1.06 million as of December 31, 2002, 52.3% lower than a year earlier. This decline was due to the closing of accounts denominated in foreign currency held at the Bank in Argentina, the pesification of deposits that occurred in the financial system during the year and, to a lesser extent, the closing of accounts by customers.

      The number of insurance policies (property, life and retirement) administered by the Bank was 229,000 as of December 31, 2002, as compared to 289,000 as of December 31, 2001.

      The decline in credit-related fees reflects the decrease in the private-sector loan portfolio.

      The decrease in other fees is related to the significant reduction in investment banking, asset management, market-making in government securities and lending to the government in fiscal year 2002.

      Expenses from services included nonrecurring expenses of US$10.0 million, on account of payments in connection with structured-note transactions paid off by the Bank prior to maturity.

MONETARY LOSS FROM FINANCIAL INTERMEDIATION

      Fiscal Year 2003 Compared to Fiscal Year 2002

      Our monetary loss from financial intermediation amounted to Ps. 14.5 million in fiscal year 2003 compared to Ps. 1,437.7 million in fiscal year 2002. This decrease was the result of a lower increase in the WPI in fiscal year 2003 (2.03%), as compared with fiscal year 2002 (118.4%). In fact, the first half of 2002 was the period of higher inflation after the devaluation of the peso in early 2002. The monetary loss from financial intermediation represents the net effect of inflation on financial income and expenses, income and expenses from services and loan loss provisions. Monetary loss from financial intermediation plus the monetary effect on administrative expenses and on other income and expenses, represents the loss caused by the exposure of the Bank's liquid shareholders' equity (shareholders' equity less fixed assets and equity investments) to inflation, measured by the variation of the WPI.

      In addition, the financial statements for fiscal year 2003 were adjusted for inflation from January 1, 2003, through February 28, 2003, only. Therefore, in addition to reflecting the substantial decrease in inflation between both periods, monetary loss from financial intermediation for year 2003 included only two months of adjustment.

      No monetary loss was recorded prior to 2002, as the adjustment for inflation was not applicable at that time.

ADMINISTRATIVE EXPENSES

      The following table sets forth components of our administrative expenses:

                                                                            GRUPO GALICIA
                                                     -----------------------------------------------------------
                                                                          FISCAL YEAR ENDED
                                                     -----------------------------------------------------------
                                                                            DECEMBER 31,
                                                     -----------------------------------------------------------
                                                             2003                2002                   2001
                                                     ---------------------    ---------             ------------
                                                                              (in millions of February 28, 2003,
                                                     (in millions of pesos)              constant pesos)
Salaries and social security contributions.......          Ps. 198.3          Ps. 435.3             Ps.    597.4
Property-related expenses........................               70.1              100.0                    124.3
Personnel services...............................               15.7               23.6                     54.5
Advertising and publicity........................               20.0               15.3                     54.6
Amount accrued in relation to directors' and
  syndics' compensation..........................                1.9                3.2                     35.4
Electricity and communications...................               27.2               42.5                     70.3
Taxes............................................               29.8               57.8                     84.5
Other............................................              200.4              269.8                    348.9
                                                           ---------          ---------              -----------
TOTAL ...........................................          Ps. 563.4          Ps. 947.5              Ps. 1,369.9
                                                           ---------          ---------              -----------

Fiscal Year 2003 Compared to Fiscal Year 2002

      Administrative expenses amounted to Ps. 563.4 million in fiscal year 2003, 40.5% lower than the Ps. 947.5 million recorded in fiscal year 2002.

      This decrease shows the full impact of the significant efforts made by the Bank during 2002 to streamline its operational structure and reduce its administrative expenses within the framework of the Galicia capitalization and liquidity plan. This process was mainly concentrated in the second half of fiscal year 2002. Between December 31, 2001, and December 31, 2003, the number of branches in the Bank's branch network fell by 62; 61 branches were closed in fiscal year 2002. The Galicia Ahora service centers were closed, and their activity was consolidated into the branch network mainly during the second quarter of 2002.

      In addition, the Bank's staff, excluding staff of consolidated companies, decreased by 226 employees between December 31, 2002 and 2003, a 5.6% decrease from the December 31, 2002, level. In fiscal year 2002, the Bank's staff, excluding staff of consolidated companies, decreased by 1,804 employees through voluntary retirement plans. Consolidated companies' staff increased by 24 employees, or 1.2%, during fiscal year 2003. Moreover, during 2002, the Bank renegotiated all of its leases and supply contracts. Expenses related to salaries and social security contributions totaled Ps. 198.3 million in fiscal year 2003, 54.4% lower than in the previous period. This decrease was due to the decrease in staff.

      Remaining administrative expenses totaled Ps. 365.1 million in fiscal year 2003, 28.7% lower than the Ps. 512.2 million of the prior fiscal year. All components of the remaining administrative expenses showed a decrease as a consequence of the cost-reduction initiatives implemented by the Bank, except for advertising and publicity, which increased by 30.7%.

Fiscal Year 2002 Compared to Fiscal Year 2001

      In fiscal year 2002, administrative expenses totaled Ps. 947.5 million, 30.8% lower than the Ps. 1,369.9 million recorded in fiscal year 2001.

      In fiscal year 2002, Banco Galicia made significant progress in streamlining its organizational structure and administrative expenses in order to adapt to a context that had radically changed. This process mainly took place during the second half of the year. The Bank reduced its branch network in Argentina by 61 branches, equivalent to 21.1% of those existing as of December 31, 2001, and the Galicia Ahora service centers were closed and their activity was consolidated into the branch network. Similarly, through voluntary retirement plans, the Bank's staff, excluding staff of consolidated companies, decreased by 1,804 people, or 30.7%, from December 31, 2001. During fiscal year 2002, the staff of companies consolidated by the Bank decreased by 581 employees, or 23.0%, as compared to fiscal year 2001, mainly representing a reduction in the regional credit card companies' staff. In addition, these companies also reduced their distribution network by 16 service centers, 15.5% of those existing as of December 31, 2001. Moreover, the Bank renegotiated all of its leases and supply contracts.

      Expenses related to salaries and social security contributions totaled Ps.
435.3 million, 27.1% lower than in fiscal year 2001. This amount includes Ps.
130.0 million on account of restructuring charges. Net of that amount, personnel expenses for the period amounted to Ps. 288.2 million, 50.1% lower than in 2001. This decrease was partially due to restating the fiscal year 2001 amounts for inflation.

      Excluding salaries and social security contributions, remaining administrative expenses totaled Ps. 512.2 million, 33.7% lower than in fiscal year 2001. All components of this category suffered reductions. Personnel services and directors' and syndics' fees were the items showing the greatest percentage declines.

      The effect of inflation was a Ps. 21.0 million gain. Net of this gain, administrative expenses amounted to Ps. 926.5 million, 32.4% lower than the Ps. 1,369.9 million of fiscal year 2001.

INCOME/(LOSS) FROM EQUITY INVESTMENTS

      In fiscal year 2003, we recorded a Ps. 22.6 million loss from equity investments as compared to a loss of Ps. 52.0 million recorded in fiscal year 2002. The loss in fiscal year 2003 was mainly due to losses recorded by Aguas Argentinas S.A. (Ps. 8.8 million), Tradecom International (Ps. 6.5 million), Camino de las Sierras S.A. (Ps. 2.3 million) and Aguas Cordobesas S.A. (Ps. 0.9 million) .

      In fiscal year 2002, we recorded a loss from equity investments of Ps.
52.0 million. This loss was mainly due to losses recorded by Aguas Argentinas (Ps. 25.5 million), Aguas Provinciales de Santa Fe S.A. (Ps. 17.5 million) and Aguas Cordobesas (Ps. 6.9 million).

      In fiscal year 2001, income from equity investments was Ps. 35.0 million. This amount included Ps. 26.2 million in income from the sale of the Bank's stake in Banco Barclays e Galicia S.A., Ps. 9.7 million in income from Galicia Capital Markets S.A. and Ps. 5.7 million in income from Banelco S.A. In addition, a Ps. 4.8 million dividend from Aguas Argentinas and a Ps. 12.6 million loss from Correo Argentino S.A. were also included in this amount.

MISCELLANEOUS INCOME (LOSS), NET

      During fiscal year 2003, miscellaneous income, net (excluding the associated monetary loss), amounted to Ps. 143.0 million compared to a Ps. 429.6 million loss in fiscal year 2002. The gain recorded in fiscal year 2003 was mainly due to a net reversal of allowances for loan losses and other contingencies in the amount of Ps. 185.4 million and to loan recoveries for Ps. 40 million. This income was partially offset by the application of the provisions of Argentine Central Bank Communique "A" 3916, which established that the deferred loss associated with the repayment by the Bank of restructured deposits in their original currency or at the peso equivalent amount at the market exchange rate (as a consequence of amparo claims) had to be amortized beginning in April 2003, in 60 monthly consecutive installments. This amortization totaled Ps. 77.9 million for the period from April 2003 to December 2003.

      In fiscal year 2002, the loss was mainly the result of the establishment of allowances for contingencies related to the Bank's interests in nonfinancial companies, the amortization of certain goodwill and the coverage of all estimated restructuring expenses.

      In fiscal year 2001, miscellaneous net income amounted to Ps. 386.0 million, Ps. 342.8 million higher than the annualized net income of Ps. 43.2 million recorded in the second half of 2000. In fiscal year 2001, miscellaneous net income principally included Ps. 289.3 million of income from government securities that overcollateralized repurchase transactions and Ps. 114.6 million corresponding to the reversal of income tax provisions. These income tax provisions had been established in order to afford income tax payments that could become due on income that might be generated as a result of the difference between the market value and the book value of government securities held in the investment account. Given that these government securities were exchanged for secured loans with no quotation in November 2001, the provision was reversed.

LOSS ABSORPTION

      Argentine Central Bank Communique "A" 3800 offered financial institutions the option to absorb losses recorded during fiscal year 2002 with and up to amounts recorded under the shareholders' equity accounts "Retained Earnings" and "Unrealized Valuation Difference," subject to the approval by their boards of directors and shareholders. The annual meeting of the Bank's shareholders, held on April 30, 2003, approved the absorption by the Bank of the amounts mentioned in the paragraph below.

      Under "Absorption subject to the approval of the shareholders' meeting," Ps. 1,370.0 million are shown, equivalent to 93.59% of Banco Galicia's gain from the revaluation of its net asset foreign currency position as of December 31, 2001, from Ps. 1.00 to Ps. 1.40 per US$1.00. This gain amounted to Ps. 1,463.9 and was recorded by the Bank under the shareholders' equity account "Unrealized Valuation Difference" in accordance with Argentine Central Bank Communique "A" 3703. This amount, together with Ps. 353.7 million in retained earnings, was used by the Bank to absorb losses for the same amount.

      We absorbed losses for Ps. 1,370.0 million recorded as "Unrealized Valuation Difference" since we did not have retained earnings.

INCOME TAX

      In fiscal year 2003, income tax expense amounted to Ps. 0.6 million.

      In fiscal year 2002, income tax expense amounted to Ps. 66.4 million. This expense is mainly due to the holding company beginning to apply the deferred tax method in 2002. This implied the recognition of a deferred liability of Ps. 54.2 million and an income tax expense for the same amount. The tax provision of the holding company was Ps. 5 million while the remaining income tax expense was mainly due to the charges recorded by Galicia Factoring y Leasing S.A. (Ps. 1.8 million) and Galicia Valores S.A. (Ps. 3.4 million).

      During fiscal year 2002, the variation in our shareholders' equity was Ps. 1,464.8 million, while the reported net loss was Ps. 1,471.5 million. The Ps.
6.7 million difference is due to the fact that we began to apply the deferred tax method in 2002, which implied the recognition of an adjustment to the previous fiscal year's results for the same amount.

      In fiscal year 2001, the income tax expense totaled Ps. 159.1 million, which represented an annual effective tax rate of 37.6%. The annualized income tax charge for the second half of 2000 was Ps. 230.7 million, representing an annual effective rate of 36.8%.

U.S. GAAP AND ARGENTINE BANKING GAAP RECONCILIATION

GENERAL

      We prepare our financial statements in accordance with Argentine Banking GAAP. The more significant differences between Argentine Banking GAAP and U.S. GAAP relate to the determination of the allowance for loan losses, the carrying value of certain government securities and receivables for government securities and recognition of deferred income taxes. For more detail on differences in accounting treatment between Argentine Banking GAAP and U.S. GAAP through December 31, 2003, see note 39 to our consolidated financial statements.

      The differences mentioned above do not include the reversal of the adjustments to the financial statements for the effects of inflation required under Argentine Banking GAAP, which were applicable mostly during 2002, as the application of inflation accounting represents a comprehensive measure of the effects of price-level changes in the Argentine economy and, as such, is considered a more meaningful presentation than historical-based financial reporting for U.S. GAAP purposes.

ALLOWANCES FOR LOAN LOSSES

      With respect to the determination of the allowance for loan losses, Banco Galicia follows the rules of the Argentine Central Bank. Under these rules, reserves are based on minimum reserve requirements established by the Argentine Central Bank. U.S. GAAP requires that an impaired loan be generally valued at the present value of expected future cash flows discounted at the loan's effective rate or at the fair value of the collateral if the loan is collateral dependent.

      For the purposes of analyzing its loan loss reserve under U.S. GAAP, Banco Galicia divides its loan portfolio into performing and nonperforming commercial and consumer loans.

Performing Commercial and Consumer Loans

      Performing loans are considered to be loans that are classified under the Argentine Central Bank classification guidelines as:

            -     "Normal" and "Normal Performance"

            -     "Potential Risk" and "Improper Fulfillment"

      Banco Galicia performs analyses of historical losses from its performing commercial and consumer loan portfolios in order to estimate losses for U.S. GAAP purposes resulting from loan losses that had been incurred in the performing loan portfolio at the balance sheet date but which had not been individually identified.

      Banco Galicia estimates that, on average, it takes a period of up to one year between the trigger of an impairment event and the identification of a loan as being a probable loss. Therefore, Banco Galicia has concluded that the losses incurred by the performing loan portfolio over the next year give a basis for estimating the amount of loss at the balance sheet date. The Bank has collected data on the amounts of losses that had been incurred on commercial loans and consumer loans that were performing one year before. Using this data, the range of estimated default probabilities and estimated losses given default yield the following estimated SFAS 5 reserve for the performing commercial and consumer loan portfolio:

                                     DECEMBER 31, 2003           DECEMBER 31, 2002    DECEMBER 31, 2001
                                     -----------------           -----------------    -----------------
                                       HIGH       LOW             HIGH       LOW       HIGH       LOW
                                       ----       ---             ----       ---       ----       ---
                                   (in millions of pesos)   (in millions of February 28, 2003 constant pesos)
Performing Commercial Loans.....      215.2      24.4            242.9       19.1      288.7      28.2
Performing Consumer Loans.......       23.2      20.0            111.3      102.4      207.6     183.2
                                      =====      ====            =====      =====      =====     =====

Nonperforming Consumer Loan Portfolio

      The nonperforming consumer loan portfolio is comprised of loans falling into the following classifications of the Argentine Central Bank:

            -     "Defective Fulfillment"

            -     "Difficulty in Recovery"

            -     "Uncollectible"

      For these loans, Banco Galicia has developed a range of loss projections based on the default experience of nonperforming loans. Based on this data, Banco Galicia has calculated a range of estimated loan losses for nonperforming consumer loans:

                                            DECEMBER 31, 2003          DECEMBER 31, 2002    DECEMBER 31, 2001
                                            -----------------          -----------------    -----------------
                                             HIGH       LOW              HIGH       LOW       HIGH       LOW
                                             ----       ---              ----       ---       ----       ---
                                         (in millions of pesos)   (in millions of February 28, 2003 constant pesos)
Non-Performing Consumer Loans...             84.6      74.4            Ps.248.7  Ps.228.4   Ps.389.2  Ps.333.5
                                             ====      ====            ========  ========   ========  ========

Nonperforming Commercial Loans

      The nonperforming commercial loan portfolio is comprised of loans falling into the following classifications of the Argentine Central Bank:

            -     "With Problems"

            -     "High Risk of Insolvency"

            -     "Uncollectible"

      For such nonperforming commercial loans, Banco Galicia applied the procedures required by SFAS 114.

      For loans that were not collateral dependent, the expected future cash flows to be received from the loans were discounted using the interest rate at each balance sheet date for variable loans. Loans that were collateral dependent, and for which there was an expectation that the loan balance would be recovered via the exercise of collateral, were valued using the fair value of the collateral. In addition, in order to assess the fair value of collateral, Banco Galicia has discounted collateral valuations due to the extended period of time that it can take to foreclose assets under the Argentine judicial system.

Summary

      The following table identifies the high and low of loan loss reserves for the periods indicated.

                                            DECEMBER 31, 2003           DECEMBER 31, 2002    DECEMBER 31, 2001
                                            -----------------           --------------------------------------
                                             HIGH        LOW             HIGH         LOW         HIGH          LOW
                                             ----        ---             ----         ---         ----          ---
                                          (in millions of pesos)   (in millions of February 28, 2003 constant pesos
Performing Commercial Loans...........   Ps.   215.2  Ps.    24.4   Ps.    242.9  Ps.    19.1  Ps.   288.7   Ps.    28.2
Performing Consumer Loans.............          23.2         20.0          111.3        102.4        207.6         183.2
Non-Performing Consumer Loans.........          84.6         74.4          248.7        228.4        389.2         333.5
Non-Performing Commercial Loans.......         953.7        953.7        1,031.5      1,031.5      1,208.1       1,208.1
                                         -----------  -----------   ------------  -----------  -----------   -----------
TOTAL.................................   Ps. 1,276.7  Ps. 1,072.5   Ps.  1,634.4  Ps. 1,381.4  Ps. 2,093.6   Ps. 1,753.0
                                         -----------  -----------   ------------  -----------  -----------   -----------
LOAN LOSS RESERVE UNDER U.S. GAAP.....         Ps. 1,117.2                   Ps. 1,634.0             Ps .1,944.6
                                               ===========                   ===========             ===========

      As of December 31, 2001, Banco Galicia expected that the loan loss reserve under U.S. GAAP would fall more toward the midpoint of the range after the charge-offs of accumulated unsecured consumer loans and the increase of the loan loss reserve under FAS 114 of the impaired loans. As of December 31, 2002, Banco Galicia expected that the loan loss reserve under U.S. GAAP would fall more toward the high end of the range due to the significant uncertainties associated with the Argentine economic crisis. The reserve under U.S. GAAP would be in that range due to the recording of substantial losses caused by the situation in Argentina in 2002, partially offset by the decrease of the loan loss reserve of the impaired loans under FAS 114 due to the effect of inflation. As of December 31, 2003, the Banco Galicia expected that that the loan loss reserve under U.S. GAAP would fall more toward the midpoint of the range after the charge-offs of accumulated unsecured consumer loans and the increase of the loan loss reserve under FAS 114 of the impaired loans.

      In addition to assessing the reasonableness of the loan loss reserve as described above, Banco Galicia makes an overall determination of adequacy of each period's reserve based on such ratios as:

            -     Loan loss reserves as a percentage of nonaccrual loans

            -     Loan loss reserves as a percentage of total amounts past due

            - Loan loss reserves as a percentage of past-due unsecured amounts.

                                          DECEMBER 31, 2003   DECEMBER 31, 2002    DECEMBER 31, 2001
                                          -----------------   -----------------    -----------------
Loan loss reserves as a percentage of
  nonaccrual loans.....................         85.98%             101.48%              136.89%
Loan loss reserves as a percentage of
  total amounts past due...............        110.50              133.65               185.93
Loan loss reserves as a percentage of
  past-due unsecured amounts...........        310.59              271.97               334.41
                                               ======              ======               ======

CARRYING VALUE OF CERTAIN GOVERNMENT SECURITIES AND RECEIVABLES FOR GOVERNMENT SECURITIES

      During the fiscal year ended December 31, 2001, and as a consequence of Decree No. 1387/01, the Bank swapped, effective as of November 6, 2001, its Argentine government debt instruments, under the promissory note/bond program of the Argentine government. In accordance with this decree, the conversion for Argentine Banking GAAP purposes was made at the nominal value, at a rate of exchange of Ps.1.0 per US$1.00 and in the same currency as that of the converted obligation. The Argentine Central Bank provided that the difference between the nominal value of the secured loans and the book value of the instruments exchanged (in the case of securities, classified and valued as "investment accounts" or "for trading purposes," under Argentine Central Bank rules) must be credited to income and added to the recorded amount included in "Loans to the Non-Financial Public Sector" on a monthly basis in proportion to the term of each of the secured loans received.

      In accordance with U.S. GAAP, satisfaction of one monetary asset (in this case, a debt security) by the receipt of another monetary asset (in this case, a secured loan) for the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the secured loan being received was significantly different in structure and in interest rates than the debt securities swapped. Therefore, the fair value of the loans was determined on the balance sheet date based on the contractual cash flows of the loan received discounted at an estimated market value. The estimated fair value of the loan received constitutes the cost basis of the asset. The difference between the cost basis and amounts expected to be collected is amortized on an effective yield basis over the life of the loan.

      In addition, the Bank had offered to exchange its loans to Argentine provincial governments for secured loans pursuant to the same decree. Subsequently, pursuant to Decree No. 1579/02 of August 28, 2002, the Bank tendered its portfolio of loans to Argentine provincial governments for secured loans issued by the FFDP with different terms and conditions. This swap had not been completed at the date of preparation of the audited consolidated financial statements as of December 31, 2002, included in this annual report. The Bank had other loans to the Argentine provincial public sector that, in addition to the loans already mentioned, were considered to be impaired under U.S. GAAP in accordance with Statement of Financial Accounting Standards No. 114 as of that date. Accordingly, the Bank established an allowance for loan losses on loans to the Argentine provinces. In 2003, the Bank completed the exchange of Argentine provincial government loans for bonds issued by the Argentine national government (BOGAR). The Bank requested that the financial instrument it received be Argentine national government secured loans (promissory notes) with the same duration and maturity as the BOGAR. This exchange has been accounted for similar to the 2001 swap, with the securities received (BOGAR) valued at estimated market value upon receipt.

      Government securities and certain other securities that are included under investment accounts under Argentine Central Bank rules are considered as available for sale under U.S. GAAP.

      The compensatory bonds received or receivable by the Bank and the compensation to be received in connection with asymmetric indexation should initially be recognized at its market value, limited to the amounts of the loss suffered by the Bank in connection with asymmetric pesification (i.e., the loss generated by the pesification of certain assets at Ps. 1.0 per US$1.00 and of certain liabilities at Ps. 1.40 per US$1.00) and with asymmetric indexation (i.e., the loss generated by the adjustment of the principal of certain assets by the variation of the CVS index, which was 16.81% in 2002 and 2003, and of the principal of certain liabilities by the variation of the CER index, which was 45.67% over the same period). After receipt, the compensatory bond would be classified as an available for sale security and recognized at market with the unrealized gain or loss recognized as a charge or credit to equity through other comprehensive income. In connection with estimating the fair value of the compensatory bond and of the compensation for asymmetric indexation, the Bank used quoted market values. There has been low volumes of activity in the trading of these securities. Therefore, the quoted market values may not represent the price of an actual sale between a willing buyer and a willing seller.

      In connection with the Bank's right (but not its obligation) to purchase the hedge bond, under Argentine Banking GAAP, the Bank has recognized the right to purchase the hedge bond (BODEN 2012) at its equivalent value as if the Bank had the associated bond in its possession, and recognized the associated liability to fund the hedge bond as if the Bank had executed the debt agreement with the Argentine Central Bank. The receivable is denominated in U.S. dollars and bears interest at Libor, while the liability to the Argentine Central Bank is denominated in pesos and accrues interest at CER plus 2.0%, each retroactive to February 3, 2002.

      Under U.S. GAAP, the right to purchase the hedge bond is not considered an asset under Financial Accounting Standards Board Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements. Under this concepts statement, assets are defined as "... probable future economic benefits obtained or controlled by an entity as a result of past transactions or events." In addition, one of the three essential characteristics of an asset is that an entity can obtain the benefit and can control others' access to it. As of December 31, 2003, and as of December 31, 2002, the Bank could not obtain the benefit of the hedge bond until the transaction is approved by the Argentine Central Bank and the Bank remits funds to the Argentine Central Bank. The liability under U.S. GAAP would be recognized when the Bank actually enters into the financing arrangement.

      As of December 31, 2003, under Argentine Banking GAAP, the Bank had recorded under "Intangible Assets" the difference arising from the reimbursement of restructured deposits at the market exchange rate pursuant to amparo claims and the carrying value of these restructured deposits for Ps. 487.0 million. As of December 31, 2002, the value of this difference was Ps. 446.8 million, which had been recorded by the Bank under Argentine Banking GAAP under "Other Receivables from Financial Brokerage." The receivable for differences related to amparo claims does not represent an asset under U.S. GAAP.

FOREIGN CURRENCY TRANSLATION

      With respect to foreign currency exchange differences, the official exchange rate between the U.S. dollar and the Argentine peso in Argentina was one-to-one as of December 31, 2001. This rate was used to translate all U.S. dollar - denominated assets and liabilities as of December 31, 2001 for Argentine GAAP purposes. For U.S. GAAP purposes, foreign currency transactions should be translated at the applicable rate at which those particular transactions could be settled at the balance sheet date. In anticipation of an announced devaluation, "exchange houses" in Argentina (used for limited personal transactions and not for settling business transactions) started exchanging dollars at 1.40 or more pesos to the dollar prior to December 31, 2001. Such exchange houses were closed as of December 31, 2001. Through January 10, 2002, no transactions were conducted in U.S. dollars and there was no exchangeability between the peso and the dollar. Under Statement of Accounting Standards No. 52, if the exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchanges can be made is used for translating foreign currency transactions. In this case, the January 11, 2002, exchange rate of Ps. 1.60 per US$1.00 was the first available rate after year-end. Thus, that rate was used for U.S. GAAP purposes to translate U.S. dollar - denominated assets and liabilities as of December 31, 2001.

      In addition, Banco Galicia's equity holdings in Argentine companies were similarly adjusted under U.S. GAAP for the proportional effect of applying the Ps. 1.60 per US$1.00 exchange rate to the U.S. dollar - denominated assets and liabilities of such companies as of December 31, 2001.

      For subsequent years, market exchange rates were used, with no differences arising between Argentine Banking GAAP and U.S. GAAP.

      Under Argentine Banking GAAP, certain costs such as set-up costs for branches, termination costs, and Year 2000 compliance costs are deferred and amortized. Under U.S. GAAP, these costs are expensed as incurred.

FINANCIAL GUARANTEES

      Effective January 1, 2003, we adopted FASB Interpretation No. 45, "Guarantor's Accounting and Disclosures Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others." As of December 31, 2003, the Bank recognized a liability for the fair value of the obligations assumed.

      As of December 31, 2003, we maintained the following guarantees, which arise from the Bank's operations:

                                                                                 ESTIMATED
                                                                MAXIMUM          PROCEEDS          CARRYING
                                                               POTENTIAL      FROM COLLATERAL       AMOUNT
                                                                PAYMENTS         RECOURSE         LIABILITY
                                                               ---------      ---------------     ---------
                                                                           IN MILLIONS OF PESOS
Exchange of deposits with the financial system II              Ps. 165.4                  -        Ps. 69.7
Other financial guarantees                                          44.4            Ps. 3.0            11.7
                                                               ---------            -------       ---------
TOTAL                                                          Ps. 209.8            Ps. 3.0            81.4
                                                               =========            =======       =========

      The maximum potential payments represent a "worse-case scenario" and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset our payments under guarantees.

SUBSEQUENT EVENTS

      For purposes of U.S. GAAP, the following events constitute subsequent events:

      - The restructuring of the financial assistance for liquidity support granted to the Bank by the Argentine Central Bank for a principal amount of Ps. 5,647.1 million as of December 31, 2003, which was completed on February 3, 2004.

      - The restructuring of the foreign debt of the Bank's head office in Argentina and its Cayman branch, the principal amount subject to restructuring being US$1,349.6 million as of December 31, 2003, and US$1,344.7 million as of the expiration date of the restructuring.

Financial Assistance Granted by the Argentine Central Bank for Liquidity Support

      In connection with the liquidity crisis in Argentina, the Argentine Central Bank loaned Banco Galicia approximately Ps. 5.4 billion as of December 31, 2002. This loan was renewed monthly, with interest payable based on 64% of the 30-day Lebac rate (short-term government rate).

      In order to be eligible for maturity extension, the financial institution had to identify and pledge collateral that matched the cash requirements of the outstanding loan and present its foreign debt restructuring proposal to the Argentine Central Bank before July 31, 2003. Each of these submissions had to be approved by the Argentine Central Bank. Subsequently, the Argentine Central Bank amended the restructuring plan allowing the maturity date to be extended up to 120 months, subject again to providing acceptable collateral that matched the cash requirements of the outstanding loan and to the financial institution presenting an update of its foreign debt restructuring proposal. Moreover, each of these submissions was again subject to approval by the Argentine Central Bank.

      On November 28, 2003, the Financial System's Restructuring Unit (Unidad de Reestructuracion del Sistema Financiero), the regulatory body responsible for restructuring the Argentine financial system after the 2001 - 2002 crisis, informed the Bank that it had authorized the Argentine Central Bank to extend the maturity of the Bank's debt with the Argentine Central Bank for liquidity support by up to 120 monthly installments in accordance with the repayment schedule presented by the Bank to the Argentine Central Bank and under the provisions of Decree No. 1262/03.

      On December 3, 2003, the Argentine Central Bank informed the Bank that, through its Resolution No. 460/03, its board of directors had approved the terms and conditions of the proposed restructuring of the foreign debt of the Bank's head office and its Cayman branch.

      On February 3, 2004, the Argentine Central Bank informed the Bank that it had approved the request made by the Bank under Decree No. 739/03 (modified by Decree No. 1262/03) for the repayment of the debt for liquidity support under the terms proposed by the Bank over a 92-month period.

      For U.S. GAAP purposes, the accounting for this transaction is effective with the approval by the Argentine Central Bank on February 3, 2004. The Bank's schedule comprises the repayment of the debt in 92 monthly installments beginning in March 2004, with a fixed annual interest rate of 3.5%.

      Although this is a 2004 transaction, based on facts and circumstances, the financial assistance granted by the Argentine Central Bank was deemed to be a nontroubled debt restructuring since there are no concessions granted to the Bank based on the guidelines established by EITF 02-4 and FAS 15. Accordingly, the Bank followed EITF 96-19 to account for this restructuring, and no gain or loss was recognized in the transaction.

      Under Argentine Banking GAAP, the restructuring was accounted for the period ended December 31, 2003, and no gain or loss was recognized in the transaction.

Restructuring of the Foreign Debt

      On May 18, 2004, the restructuring of the foreign debt of the Bank's head office in Argentina and its Cayman branch was completed. At the expiration date of the exchange offer made by the Bank to carry out the restructuring, the aggregate principal amount of the Bank's debt subject to the restructuring amounted to US$1,344.7 million. The Bank offered different options to restructure its debt including the payment of cash, the exchange of cash or BODEN 2012 as full consideration of debt, the issuance of new debt with different features and maturities and the issuance of our preferred shares. Management is presently evaluating the impact of the restructuring under U.S. GAAP.

SUMMARY

      As a result of the above and other differences, net income and shareholders' equity for Banco Galicia under Argentine Banking GAAP and U.S. GAAP for the periods indicated were as follows:

                                  NET INCOME (LOSS)          SHAREHOLDERS' EQUITY (DEFICIT)
                            -----------------------------   --------------------------------
                            ARGENTINE BANKING               ARGENTINE BANKING
                                  GAAP          U.S. GAAP        GAAP            U.S. GAAP
                            -----------------   ---------   -----------------   ------------
                                               (in millions of pesos)
Fiscal year 2003.........      Ps.  (217.1)     Ps. 731.3      Ps. 1,462.3      Ps. (4,453.3)
                                  (in millions of February 28, 2003 constant pesos)
Fiscal year 2002.........         (1,471.5)         422.5          1,638.7          (5,422.3)
Fiscal year 2001.........            264.6       (8,638.4)         3,103.5          (5,887.8)

      The significant differences that result between net income under U.S. GAAP and that under Argentine Banking GAAP primarily reflect that under U.S. GAAP:

            - significant losses were recognized in 2001 from the effects of several government actions reflected at the end of that year. With the improvement in the Argentine economy and business environment, changes in estimated losses are reflected in 2002 and 2003.

            - the recording of the effects of the right to receive the hedge bond are not recognized, the effect of which varies significantly in 2002 and 2003.

            - the amounts receivable for the compensatory bond are reflected at market values with changes in values being recognized in the income statement, the effect of which varies significantly in 2002 and 2003.

            - much of the national and provincial public-sector debt balances reflect market-value adjustments recognized from exchange transactions. Accretion of the discount, considering the amounts estimated to be collected, are recognized as income after the exchange transaction occurs.

            - the effect of the change in the Argentine peso exchange rate at the end of 2001 is reflected in that year.

RESULTS BY SEGMENTS

GENERAL

      Banco Galicia is our most significant subsidiary. We also have an 87.5% direct interest in Sudamericana Holding S.A. (in which Banco Galicia holds a 12.5% stake), an 87.5% direct participation in Net Investment S.A. (Banco Galicia owns the remaining 12.5% stake) and an 87.5% direct interest in Galicia Warrants S.A., where Banco Galicia holds the other 12.5%. On September 19, 2001, we increased our participation in Sudamericana Holding S.A. to 87.5% from 37.5%, obtaining control of Sudamericana Holding S.A. During 2001, we also acquired 87.5% of Galicia Warrants.

      Grupo Galicia's main segments are:

      - the "Grupo Galicia" segment showing the holding company's specific income and expenses not attributable to its investments in subsidiaries, except for goodwill amortization;

      - the "Insurance" segment, corresponding to Sudamericana Holding's consolidated results of operations (including the 12.5% interest owned by the Bank);

      - the "Other Grupo's Businesses" segment representing the results of operations of Net Investment S.A. consolidated and Galicia Warrants S.A. (in both cases, including the results of the 12.5% interests of the Bank); and

      -     Banco Galicia's operating segments (see below).

      Our results by segment are shown in note 36 to our audited consolidated financial statements. The column "Corporate Adjustments" comprises intercompany transactions between Grupo Galicia and its consolidated subsidiaries that are eliminated in our consolidated income statement and the results corresponding to minority interests in Banco Galicia. For fiscal year 2002, this column also includes the loss absorption made by Grupo Galicia. See " -- Results of Operations of Grupo Galicia for the Fiscal Years Ending December 31, 2003, December 31, 2002 and December 31, 2001 -- Loss Absorption."

      The operating segments employed by Banco Galicia's management for operating decisions and for assessing performance are based on the following criteria:

   -  the geographical location of each branch or business, or "unit";

   - the similarity of the businesses conducted with or the services provided to Banco Galicia's customers; and

   - the existence of homogeneous groups of customers to which products and services are provided.

      Banco Galicia's operating segments are:

      Buenos Aires Metropolitan Branches -- corresponds to business conducted with customers in branches located in the Federal District and the greater Buenos Aires area.

      Rest of the Country Branches -- corresponds to business conducted with customers in branches located in Argentina but outside the Federal District and the greater Buenos Aires area.

      Home Office -- corresponds to business conducted with customers in Banco Galicia's home office and with the national and provincial public sectors.

      Regional Credit Cards -- corresponds to the results from Banco Galicia's investments in the operating regional credit card companies and Tarjetas Regionales S.A (the holding company for the regional credit card companies).

      International -- corresponds to the business of Galicia Uruguay, Banco Galicia's foreign branches and other international subsidiaries.

      Other Financial Businesses -- corresponds to the business of Galicia Capital Markets S.A., Galicia Valores S.A., Agro Galicia S.A. and Galicia Factoring y Leasing S.A. In addition, this segment includes the results of the equity investments of the Bank in financial-related companies not required to be consolidated in which the Bank holds minority interests.

      Other Equity Investments -- corresponds to Banco Galicia's participation in various infrastructure and public utility services companies.

      The net financial income of each unit is determined based on the financial income and financial expenses generated by the assets and liabilities located in each unit and through the use of transfer prices to compensate the lending unit and to charge the borrowing unit, based on Banco Galicia's average margin by currency and type of funds for the same period. Each unit is also allocated its income from services, provisions for loan losses and other income generated by the assets managed by such unit.

      The distribution of administrative expenses is made based on the information arising from the cost system, which gathers the allocation of the expenses by unit from the accounting system and appropriates to each unit the cost of the support provided by the rest of the organization.

      Below is a discussion of our results of operations by segment for the years ended December 31, 2003, 2002 and 2001, based on the existing Grupo Galicia and Banco Galicia segments.

RESULTS BY SEGMENTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2003

      Grupo Galicia -- This segment, which comprises only the holding company itself, posted a net loss of Ps. 20.1 million in fiscal year 2003, mainly due to a Ps. 18.1 million net financial loss mainly attributable to the revaluation of Grupo Galicia's US$43 million holdings of dollar-denominated Galicia Uruguay negotiable obligations, from Ps. 3.36 per U.S. dollar as of December 31, 2002, to Ps. 2.93 per U.S. dollar as of December 31, 2003.

      Insurance -- The insurance segment showed a Ps. 7.9 million net loss, mainly due to: (1) the recording of earnings for Ps. 16.5 million from premiums earned and other net charges; (2) the payment of claims in the amount of Ps.
12.8 million; (3) a Ps. 14 million loss from other income, which was in turn mainly due to a Ps. 12.9 million increase in the amounts to be paid to Galicia Retiro's customers in accordance with the plan previously agreed with its customers to restructure its dollar-denominated annuities, (4) administrative expenses of Ps. 15.6 million; (5) a Ps. 3.1 million net loss from services mainly reflecting acquisition costs and (6) a Ps. 11.7 million loss from inflation adjustment. These losses were partially offset by a Ps. 33.2 million net financial income attributable to gains resulting from the pesification of liabilities, CER adjustments and interest earned on deposits, government securities and secured loans, net of interest on negotiable obligations.

      Other Grupo Businesses -- This segment, showing the results of Net Investment S.A. and Galicia Warrants S.A., posted a Ps. 5.5 million net loss. The negative results of this segment were attributable to Net Investment. Galicia Warrants' net income amounted to Ps. 0.5 million in the 12 months ended December 31, 2003. Galicia Warrants' net income was affected by a Ps. 0.4 million loss resulting from the appreciation of the exchange rate during 2003. Net Investment showed a Ps. 6.1 million loss in fiscal year 2003, mainly due to the poor performance of its operating subsidiaries, which generated a Ps. 3.0 million loss from equity investments, and due to the establishment by the company of a Ps. 3.3 million valuation reserve on its interest in its subsidiary Tradecom International.

      The results of the segments relating to the breakdown of the Bank's operations were as follows:

      Buenos Aires Metropolitan Branches and Rest of the Country Branches -- In aggregate, these two segments which recorded similar behaviors, showed a Ps.
84.1 million loss (Ps. 39.3 million and Ps. 44.8 million, respectively). These segments' net losses were the consequence of low net financial income, as in the previous fiscal year, and lower net fee income, which were not offset by lower administrative expenses.

      These segments' net financial income was affected by a significant decrease in average loans (the branches' loan portfolio is mainly comprised of loans to the private sector, which decreased in average from Ps. 3,524.8 million to Ps. 1,917.3 million for the two segments in aggregate in 2003); a decrease in average deposits from Ps. 3,468.1 million to Ps. 3,092.5 million. The decrease in average deposits was attributable to the same reasons that accounted for the strong decrease in the Bank's deposits experienced mainly in 2002, as explained under " -- Results of Operations of Grupo Galicia for the Fiscal Years Ending December 31, 2003, December 31, 2002 and December 31, 2001 -- Financial Expenses," including the restructuring of Galicia Uruguay's deposits, which are included in these segments to the extent that the depositor is a client of a metropolitan or rest of the country branch; and by the reduction in the interest-rate spread for the Bank as a whole, which was mainly due to the decrease in the lending rate (which was due, in turn, to the decrease in the CER variation).

      As a consequence of the improvement in the quality of their loan portfolios, in 2003 the branches' loan loss provisions were 78.8% lower than in the previous fiscal year. This improvement reflects the better performance of the Argentine economy as a whole in 2003.

      Fee income decreased 10.5% when compared with the prior fiscal year mainly due to the effect of the restatement in real terms of the net fee income of the prior fiscal year.

      Administrative expenses were 4.0% lower than in the prior fiscal year, reflecting the Bank's cost containment policy. We ended fiscal year 2003 with 226 branches (compared to 227 in December 2002) and with 1,837 employees (compared to 1,888 in December 2002).

      Home Office -- This segment showed a Ps. 71.0 million net loss in 2003, as a consequence of a significant net financial loss, partially offset by significant net other income, an increase in net fee income and a decrease in loan loss provisions and administrative expenses.

      The Ps. 341.4 million net financial loss was mainly attributable to the valuation of the Bank's portfolio of secured loans (recorded at the Home Office) in accordance with the requirements of Argentine Central Bank Communique "A" 3911. See Item 4. "Information on the Company -- Argentine Banking System and Regulation -- Argentine Banking Regulation -- Valuation of Public Sector Assets". Application of this valuation rule meant for the Bank a Ps. 198.1 million loss, recorded as a lower financial income; a lower yield on secured loans as a consequence of the decrease in the CER variation and by the revaluation of the compensatory and hedge bonds (dollar-denominated BODEN 2012 also recorded at the Home Office) from Ps. 3.36 per U.S. dollar at December 31, 2002, to Ps. 2.93 at December 31, 2003, and net yield on the Bank's dollar-denominated assets being negative due to the lower yield on the BODEN 2012 (LIBOR). These effects were not offset by a lower deposit cost and by the significant (2,544 basis-point) decrease in the cost of Argentine Central Bank borrowings. See " -- Results of Operations of Grupo Galicia for the Fiscal Years Ending December 31, 2003, December 31, 2002 and December 31, 2001 -- Financial Expenses."

      This segment's net income from services recovered its precrisis level (year 2001), amounting to Ps. 48.5 million in 2003 compared to a net loss of Ps.
3.3 million in 2002. The net loss from services in 2002 included the payment of extraordinary fees in connection with structured-note transactions. See " -- Results by Segments for the Fiscal Year Ending December 31, 2002 -- Home Office" below.

      Home Office administrative expenses decreased 78.6% from the prior year as a consequence of the Bank's efforts to cut costs and streamline operations.

      Both the Ps. 40.4 million gain from provisions for loan losses and the Ps.
267.0 million net other income were attributable to the net reversal of loan loss reserves as a result of the improvement in the Argentine economy as a whole and the progress made by the Bank in the restructuring of its commercial loan portfolio, both leading to an asset quality improvement from the prior year. The increase in net other income was also due to the net reversal of reserves for other contingencies, partially offset by the Ps. 77.9 million amortization of the deferred loss in connection with the payment of restructured deposits at exchange rates higher than Ps. 1.4 per U.S. dollar, as required by judicial orders (amparos) in accordance with Argentine Central Bank Communique "A" 3916.

      Regional Credit Cards -- The regional credit card companies recorded net income of Ps. 49.4 million, reflecting the favorable effect on their results of operations of the recovery of the Argentine economy's activity level and of the appreciation of the peso during 2003.

      The appreciation of the peso during the year had a positive effect on these companies' net financial income, which amounted to Ps. 55.5 million (compared to a Ps. 17.2 million net financial loss in 2002) given their short foreign-currency position.

      As a result of the improvement in the general economic environment and of the resulting decrease in loan delinquency, loan loss provisions decreased 66.0% from the prior year level. The nonaccrual-to-total loans ratio for these companies reached 3.61% at the end of fiscal year 2003 from 19.12% a year before.

      Growing economic activity resulted in an increase of these companies' loan origination (which reduced the decrease in average loans when compared to that observed in 2002) and in the volume of average credit cards managed by them (from 1,107 thousand in 2002 to 1,173.7 thousand in 2003). In addition, the improvement in the general economic environment led these companies' customers to increase consumption as well as use of the cards managed by the regional credit card companies. These positive developments were partially offset by the failure of service prices to increase as much as the general level of prices. As a result of the above these companies' net income from services increased 11.5% from the prior fiscal year.

      In addition, administrative expenses decreased 9.9% reflecting these companies' continuing cost containment efforts after the significant downsizing of operations carried out in 2002.

      International -- This segment showed a Ps. 36.8 million profit. This result is mainly attributable to the Ps. 186.5 million net financial income, which mainly reflects the gain generated by the appreciation of the peso during 2003 since Galicia Uruguay was left, after asymmetric pesification, with a short foreign-currency position for which the government compensated Banco Galicia in Argentina. In addition, loan loss provisions decreased and net other income showed a Ps. 65.7 million profit mainly due to the net reversal of loan loss reserves, both as a consequence of the improvement in the quality of Galicia Uruguay's loan portfolio generated by the overall improvement in the Argentine economy and by the restructuring of the Galicia Uruguay loan portfolio achieved during 2003. Administrative expenses for this segment decreased 58.6%, reflecting a decrease in all expense components but particularly in taxes.

      Other Financial Businesses -- This segment showed a Ps. 31.0 million net loss mainly attributable to the Ps. 23.4 million net other loss reflecting the establishment of a valuation reserve by Galicia Capital Markets S.A. on its holdings of subordinated notes issued by a trust whose assets were shares of an Argentine private-sector company.

      Other Equity Investments -- This segment showed a Ps. 12.0 million loss as a result of net other losses. The "Other Income" line shows the aggregate losses generated by the Bank's interests in infrastructure and utility companies, mainly Aguas Argentinas S.A., Caminos de las Sierras S.A. and Aguas Cordobesas S.A. These companies were significantly affected by the changes that occurred in the Argentine economy since 2002.

RESULTS BY SEGMENTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2002

      Grupo Galicia -- This segment posted a net loss of Ps. 30.8 million in fiscal year 2002, mainly attributable to a Ps. 168.5 million monetary loss from financial intermediation and the recording of a Ps. 59.2 million deferred tax liability that implied an income tax charge for the same amount in accordance with applicable regulations for commercial companies. Net financial income in 2002 was Ps. 206.3 million, mainly reflecting the gain associated with the revaluation of Grupo Galicia's dollar-denominated deposits in Galicia Uruguay (most of which were restructured at the end of 2002 as subordinated negotiable obligations) and accrued interest (the exchange rate increased from Ps. 1.0 per US $1.00 as of December 31, 2001, to Ps. 3.36 per US $1.00 as of December 31, 2002. Administrative expenses amounted to Ps. 7.1 million, remaining practically unchanged.

      Insurance -- The insurance segment showed a Ps. 2.2 million net loss, mainly as a result of a Ps. 45.2 million net financial loss attributable to the negative effect of inflation on the company's investments (monetary loss) and the establishment of valuation reserves on these investments. Net income from services recorded a Ps. 5.6 million loss, mainly as a result of acquisition costs. In addition, administrative expenses increased from 2001 levels. These losses and expenses were not compensated by greater net other income, which amounted to Ps. 86.4 million, including premiums earned net of benefits, claims and reinsurance costs.

      Other Grupo Businesses -- This segment showed a Ps. 8.5 million net loss, mainly as a result of the poor operating performance of Net Investment S.A.'s subsidiaries and Galicia Warrants, together with the losses recorded as "Other Income," mainly resulting from Net Investments' equity interest in Tradecom Intl.

      The results of the segments relating to the breakdown of the Bank's operations were as follows:

      Buenos Aires Metropolitan Branches and Rest of the Country Branches -- The two segments reflecting the results of the branches performed similarly. These segments' net losses were the consequence of an extremely low net financial income when compared to previous periods. These segments' net financial income was affected by the significant decreases in deposit and loan volumes and by the reduction in the interest-rate spread for the Bank as a whole. It should be noted that the branches' portfolios are mainly private-sector loan portfolios, which were pesified at parity (Ps. 1.0 per US $1.00) and most of which were eligible to be adjusted not by the CER but by the CVS. The latter adjustment was not applied by the Bank during 2002. In addition these segments' results were affected by the deterioration of the quality of their loan portfolios as a result of the unfavorable economic environment prevailing in Argentina during most of 2002, which led to an increase in their loan loss provisions. These factors were not offset by positive net income from services and lower administrative expenses.

      Fee income decreased when compared with the prior fiscal year because services prices did not track the increase in the general level of prices in 2002, especially the WPI, and therefore have fallen in real terms because fee income was affected by the overall fall in the Bank's activity level in 2002.

      Administrative expenses fell significantly as a result of the cost reduction plan implemented by the Bank in 2002, which involved closing branches and reducing staffing levels. During 2002, 61 branches in Argentina were closed (i.e., 21.1% of those existing as of December 31, 2001) and branch staff decreased by 1,106 employees, 36.9% decrease from the December 31, 2001, staff level.

      Home Office -- This segment showed a net loss in 2002, mainly as a result of a monetary loss from financial intermediation for Ps. 1,252.5 million; the significant charge for the establishment of the unallocated provisions of the Bank and the recording of net other losses for Ps. 607.4 million, mainly reflecting the provisions established by the Bank for contingencies related to its interests in nonfinancial businesses and the amortization of certain goodwill.

      The Ps. 1,964.2 million net financial income reflects the fact that the Home Office segment concentrates the financial income attributable to all of the public-sector assets held by the Bank, including secured loans and the compensatory and the hedge bonds received or to be received by the Bank for the effects of asymmetric pesification on both Banco Galicia (and its foreign branches) and on Galicia Uruguay. Compensation for the effects of asymmetric pesification on Galicia Uruguay's balance sheet was granted to the Bank in Argentina and was therefore booked at the Home Office. It should be stressed that public-sector assets were pesified at the Ps. 1.40 per U.S. dollar exchange rate and accrued the CER adjustment. In addition, the compensatory bond and the hedge bond are dollar denominated and, during 2002, the exchange rate increased by approximately 240%, both factors explaining the Home Office's relatively high financial income. Net financial income was positive despite the fact that this segment's results are net of the cost of the Home Office's foreign debt (and the corresponding valuation difference in 2002) and that of the Bank's liabilities with the Argentine Central Bank.

      This segment's income from services, structurally lower than that of the branches, was affected by the payment of extraordinary fees in connection with structured-note transactions that were paid off by the Bank prior to maturity.

      In addition, this segment's administrative expenses increased due to the fact that they include all of the restructuring charges (Ps. 131.1 million) associated with the decrease in the Bank's overall staff in 2002.

      Regional Credit Cards -- The regional credit-card companies' results showed a Ps. 336.3 million net loss in 2002.

      On one hand, these companies' results were affected by the decrease in their level of activity caused by the recession, especially during the first half of 2002, and by the decrease of services prices in real terms. This is reflected in the Ps. 143.0 million income from services, that was 54.1% lower than in 2001, being practically unchanged in nominal terms from the previous year's figure.

      On the other hand, these companies net loss show the effects of the adjustment of their balance sheet for inflation, which resulted in a monetary loss of Ps. 261.9 million (shown under "Monetary Results of Other Income"), and the devaluation of the peso during 2002 and the decrease in interest-rate spreads, which account for the Ps. 17.2 million net financial loss. The negative effect of the increase in the exchange rate, is a result of these companies' consolidated short foreign currency position, which in turn was caused by the fact that the loss caused to these companies by asymmetric pesification measures were not compensated by the government. Net financial income was also affected by the pesification of loans to the private sector at parity.

      In addition, provisions for loan losses were higher than in previous years, given that these companies' customer base, pertaining to the lower-income segment of the population, was particularly affected by the 2002 recession that caused high unemployment rates and the fall in real income. However, the deterioration in asset quality slowed by year-end. The streamlining of these companies' operations (through reductions in their distribution network and staff) is reflected in the 55.3% decrease of their consolidated administrative expenses.

      International -- This segment showed a Ps. 1,849.1 million loss. This loss is mainly attributable to the Ps. 1,521.7 million net financial loss, which reflects the losses generated by the increase in the exchange rate during 2002.

      In addition this segment's results were affected by high loan loss provisions reflecting the deterioration of the quality of its assets, mainly loans granted to Argentine private-sector customers, the repaying capacity of which was affected by the unfavorable economic environment prevailing in Argentina during most of 2002, including the devaluation of the peso.

      Banco Galicia Uruguay's activities were suspended on February 13, 2002, and Banco Galicia wound down most of its foreign-based units during 2002.

      Other Financial Businesses -- This segment's net loss was mainly due to the Ps. 6.3 million monetary loss from financial intermediation, partially offset by the profits generated by the Bank's investments in non-consolidated financial-related companies such as Banelco and Visa, shown under "Other Income." The remaining consolidated companies show a lower fee income, as compared to the previous year's figure, as a result of lower levels of activity.

      Other Equity Investments -- This segment showed a Ps. 51.1 million loss as a result of negative net other income. The "Other Income" line shows the aggregate losses generated by the Bank's interests in infrastructure and utility companies, mainly Aguas Argentinas S.A., Aguas Cordobesas S.A. and Aguas Provinciales de Santa Fe S.A. These companies were significantly affected by the changes that occurred in the Argentine economy in 2002, mainly the devaluation of the currency, which increased the amount in pesos of these companies' foreign-currency debts together with the government's policy of not allowing utilities to increase prices in the inflationary environment prevailing in Argentina during 2002, especially in the first half of the year.

RESULTS BY SEGMENTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2001

      Grupo Galicia -- This segment posted a Ps. 8.5 million net loss in fiscal year 2001 compared to the Ps. 0.2 million annualized net loss accounted in the six-month period ended in December 31, 2000. This performance was mainly attributable to higher administrative expenses (Ps. 7.5 million vs. Ps. 4 million annualized) because the holding company structure became fully operative in 2001. In addition, there was a decrease in net financial income (Ps. 1.2 million compared to Ps. 5.6 million annualized). This line shows the interest earned by the company through its liquidity management, which is basically obtained from Banco Galicia's cash dividend distribution.

      Insurance -- The insurance segment posted a net income of Ps. 0.2 million mainly attributable to a Ps. 0.3 million net financial income, administrative expenses of Ps. 20.5 million and net other income of Ps. 20.5 million (which included income of Ps. 12.1 million from the sale of a small Uruguayan subsidiary).

      Other Grupo Businesses -- The net loss of Ps. 2.1 million posted in fiscal year 2001 can be mainly explained by net financial and fee income of Ps. 4.9 million and administrative expenses of Ps. 6.1 million. This poor performance can be traced to Net Investment's loss in the first half of the year. However, in the second six months of 2001, Net Investment reached breakeven.

      The results of the segments relating to the breakdown of the Bank's operations were as follows:

      Buenos Aires Metropolitan Branches and Rest of the Country Branches -- The drop in these two segments results were mainly attributable to a reduction in financial spreads mainly in the last quarter of the year. The net average financial margin for both segments amounted to 5.85% in 2001 compared to 6.15% in 2000.

      Fee income grew because of a 5.5% increase in deposit fees, partially generated by the increase in the number of saving and current accounts opened at the branches. In addition, fees from foreign exchange brokerage increased because of lack of confidence in the domestic currency which grew in the second half of the year. Finally, insurance fees rose 38% in the Buenos Aires metropolitan branches and 28.7% in the rest of the country branches.

      Administrative expenses grew in the Buenos Aires metropolitan branches due to the incorporation of the branches acquired from ABN AMRO Bank Argentina (19 branches and 192 employees) in October 2001. This was partially compensated by a 36.9% reduction in communication expenses. In the rest of the country branches, communication expenses dropped 35.2% and four branches were closed. Considering the two segments, there was an aggregate net increase of 93 employees compared to the prior year despite the new 192 employees from ABN AMRO Bank. Finally, administrative expenses also rose due to an increase in the VAT tax and the implementation of the tax on financial transactions effective April 2001.

      Home Office -- The growth in this segment's net income can be basically explained by an increase in net financial income due to the Ps. 288.9 million income from government securities that collateralized repurchase transactions. Moreover, loan loss provisions rose as a consequence of the deterioration in asset quality that resulted from the economic recession that Argentina was experiencing since 1998. This resulted in an increase in the number of medium-large companies entering Chapter 11 bankruptcy.

      Regional Credit Cards -- This segment's net loss can be explained by a decrease in financial spreads during the last six months of 2001 and a significant increase in administrative expenses.

      International -- The International segment showed an increase in net financial income generated by a wider spread partially offset by higher administrative expenses due to an increase in taxes. The other income line can be traced to an extraordinary result from the sale of the 22.71% stake in Banco Barclays e Galicia.

      Other Financial Businesses -- This segment's earnings were mainly related to the fee income generated by Galicia Capital Markets S.A. and Galicia Factoring y Leasing S.A. Both companies performed well despite the negative economic conditions. For instance, Galicia Capital Markets completed transactions with 50 clients and met its annual income budget. Galicia Factoring reached Ps. 746.7 million volume from its factoring product while the leasing product suffered a 8.92% decrease in volume.

      Other Equity Investments -- The earnings of this segment were mainly generated by the divestiture from Inversora en Distribucion de Entre Rios S.A. The gain from that transaction was partially offset by the loss from Correo Argentino S.A., where Banco Galicia held an 11.77% stake.

CONSOLIDATED ASSETS

      The structure and main components of our consolidated assets as of December 31, 2003, were as follows:

                                                           DECEMBER 31, 2003
                                                         ----------------------
                                                         (In millions of pesos)
Cash and due from banks.............................         Ps.    826.2
Government and corporate securities.................              2,900.1
Loans to the nonfinancial public sector.............              7,800.6
Other loans, net....................................              3,183.2
Compensatory and hedge bonds to be received.........              4,629.6
Other assets........................................              3,555.0
                                                             ------------
TOTAL...............................................         Ps. 22,894.7
                                                             ============

      Of our total assets as of December, 31, 2003, Ps. 22,707.8 million, equivalent to 99.2%, corresponded to the Bank. The remaining 0.8% is attributable mainly to Sudamericana Holding S.A. consolidated (Ps. 110.7 million). The composition of the Group's assets does not differ from that of the Bank and has not shown significant changes from the prior fiscal year.

      The item "Cash and Due from Banks" mainly includes cash of Ps. 400.7 million and Ps. 360.1 million held at the Argentine Central Bank. The cash and the balance held at the Argentine Central Bank are computable for meeting the minimum cash requirements set by the Argentine Central Bank and explained under
Item 5. "Operating and Financial Review and Prospects -- Item 5B. Liquidity and Capital Resources -- Liquidity."

      Our holdings of government securities as of December 31, 2003, are shown under Item 4. "Information on the Company -- Selected Statistical Information -- Government and Corporate Securities." This item includes Ps. 1,610 million of compensatory BODEN 2012, which corresponds to that part of the compensatory bond already received by the Bank.

      The difference between the amount of BODEN 2012 actually received and the total compensation amount calculated by the Bank, has been recorded under the "Other Receivables from Financial Brokerage -- In Foreign Currency -- Compensation to be Received from the National Government" account as a right to receive BODEN 2012 for an amount of Ps. 4,629.6 million (US$1,530.7 million on account of principal and US$47.8 million on account of interest). This amount comprises both the portion of the compensatory bond still to be received and all of the hedge bond (Ps. 1,013.9 million and Ps. 3,615.7 million, respectively). If bonds not yet received were recognized under the caption "Government and Corporate Securities," this item would represent 32.9% of our total assets.

      In December 2002, the Bank originally calculated that it should receive US$2,254.0 million of face value of BODEN 2012. On October 30, 2003, the Argentine Central Bank made certain observations to certain criteria applied and to the inclusion of certain items, by means of which it would modify the final amount of such compensation. In December 2003, the Bank accepted and recognized in its financial statements a US$53.9 million adjustment to the carrying amount of the compensation to be received, which resulted in a Ps. 163.2 million (equivalent to US$55.6 million on account of principal and interests) decrease in the Bank's assets. As of December 31, 2003, the amount of compensation claimed by the Bank amounted to US$2,200.0 million. After having examined the file where the observations are made, in order to know the grounds on which the remaining observations were based, the Bank has answered these observations, clarifying its position and requesting that observations be rectified. The Argentine Central Bank is currently in the process of reviewing the Bank's position.

      As of December 31, 2003, total loans amounted to Ps. 10,983.8 million, of which Ps. 10,934.8 million corresponded to the Bank and the remaining amount to secured loans held by Sudamericana Holding S.A. Total loans represented 48.0% of total assets, and continued representing our most important asset. As of that date, the Bank's loan portfolio contained Ps. 7,751.4 million of secured loans to the Argentine public sector valued in accordance with Argentine Central Bank Communique "A" 3911. For more information on the Bank's loan portfolio, see Item
4. "Information on the Company -- Selected Statistical Information -- Loan Portfolio."

      In connection with the restructuring of the financial assistance for liquidity support it received from the Argentine Central Bank described under
Item 5. "Operating and Financial Review and Prospects -- Funding" and approved by the Argentine Central Bank on February 3, 2004, the Bank has granted the Argentine Central Bank, as collateral for repayment, secured loans with a book value of Ps. 6,837.5 million as of December 31, 2003, valued in accordance with Argentine Central Bank Communique "A" 3911.

      "Other Assets" mainly comprises:

      - Ps. 915.7 million corresponding to bank premises and equipment, miscellaneous assets and intangible assets.

      - Ps. 646.1 million of the Bank's holdings of debt securities and subordinated notes issued by the Galtrust I Financial Trust, as a result of the securitization of loans to the provincial public sector in late 2000, recorded in the balance sheet under the caption "Other Receivables from Financial Brokerage."

      - Ps. 487.0 million corresponding to the recording (as an intangible asset pursuant to Argentine Central Bank Communique "A" 3916) of the right to receive compensation for the difference between the amount paid to depositors who filed legal actions (amparo claims) and collected their deposits as originally denominated in U.S. dollars or at the free market exchange rate and the amount established by the pesification rules (conversion at the exchange rate of Ps. 1.40 per U.S. dollar plus the CER adjustment and accrued interest).

      - Ps. 274.7 million (recorded under the balance sheet item "Other Receivables from Financial Brokerage") corresponding to the Bank's interest in the funds jointly formed by the Bank with other private-sector banks in order to facilitate the recovery of the assets of former banks Almafuerte and Mendoza, in whose restructuring Banco Galicia took part. The fund's assets, made up of national government securities, were exchanged for secured loans in late 2001.

      - Ps. 185.8 million (recorded under the balance sheet item "Miscellaneous Receivables") of secured loans granted as collateral for the assistance received from the FFAEFyS, as part of the implementation of the Galicia capitalization and liquidity plan.

      - Ps. 118.4 million (recorded under the balance sheet item "Other Receivables from Financial Brokerage") of the Bank's holdings of subordinated notes issued by the "Galicia Mortgage Loans Financial Trust" as part of the implementation of the Galicia capitalization and liquidity plan.

      - Ps. 102.8 million corresponding to the recording (under the balance sheet item "Other Receivables from Financial Brokerage") of the estimated value of the compensation for the difference that arises from the exclusion of certain loan portfolios from the system of adjustment by the CER, which portfolios remained subject to the application of the CVS. On May 18, 2004, the deadline for financial institutions to opt into the compensation regime established by the government, the Bank did not request to do so but rather restated its right to be compensated for the negative effects of asymmetric indexation, formally challenging the regulations implementing the compensation regime.

      -     Ps. 87.1 million of equity interests in companies not consolidated.

      - Ps. 68.7 million (recorded under the balance sheet item "Other Receivables from Financial Brokerage") of our holding of debt securities and subordinated notes issued by the Galtrust II and V Financial Trusts created in late 2001 as a result of the securitization of part of the Bank's mortgage loan portfolio.

      - Ps. 40.5 million (recorded under the balance sheet item "Other Receivables from Financial Brokerage") of subordinated notes issued by the Secured Loans Trust as part of the implementation of the Galicia capitalization and liquidity plan and held by the Bank.

EXPOSURE TO THE ARGENTINE PUBLIC SECTOR

      The following table shows our total net exposure to the Argentine public sector, both national and provincial. This exposure mainly consists of exposure of the Bank.

                                                                As of December 31, 2003
                                                                -----------------------
                                                                 (in millions of pesos)
NET POSITION IN GOVERNMENT SECURITIES.........................        Ps.  2,898.4
    Trading and investment accounts...........................             1,209.8
    Fiscal Credit Certificate ................................                78.6
    Compensatory bond.........................................             1,610.0
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE..........        Ps.  5,664.6
    Compensatory bond.........................................             1,013.9
    Hedge bond................................................             3,615.7
    Galtrust I Financial Trust................................               646.1
    Special Funds Former Almafuerte and Mendoza Banks.........               245.6
    Secured Loans Trust.......................................                40.5
    CER/CVS Difference........................................               102.8
LOANS.........................................................        Ps.  7,991.0
    Provinces -- financial sector ............................               190.4
    Secured loans.............................................             7,800.6
MISCELLANEOUS RECEIVABLES.....................................        Ps.    185.8
    Secured loans granted as guarantee of the FFAEFyS loan....               185.8
INTANGIBLE ASSETS.............................................        Ps.    487.0
    Difference for payment of Amparo Claims (2)...............               487.0
                                                                      ------------
TOTAL ASSETS (1) .............................................        Ps. 17,226.8
                                                                      ============
LIABILITIES WITH THE ARGENTINE CENTRAL BANK                                8,199.2
                                                                      ============
NET EXPOSURE                                                               9,027.6
                                                                      ============

(1) Does not include deposits with the Argentine Central Bank which constitute one of the items by which the Bank complies with the Argentine Central Bank's minimum cash requirements.

(2)   Net of amortization.

      Our total net exposure to the Argentine public sector as of December 31, 2003, amounted to Ps. 9,027.5 million, representing 39.4% of our total assets.

OFF-BALANCE SHEET ARRANGEMENTS

      Our off-balance sheet risk mainly arises from the Bank's activities.

      In the normal course of its business, the Bank is party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These instruments expose the Bank to credit risk in addition to amounts recognized in our consolidated balance sheets. These financial instruments include commitments to extend credit, standby letters of credit, guarantees granted and acceptances.

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

      Commitments to extend credit are agreements to lend to a customer at a future date, subject to meeting certain contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent actual future cash requirements of the Bank. The Bank evaluates each customer's creditworthiness on a case-by-case basis.

      The Bank uses the same credit policies in making commitments, conditional obligations and guarantees as it does for granting loans. In the opinion of management, the Bank's outstanding commitments and guarantees do not represent unusual credit risk.

      The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, guarantees granted and acceptances is represented by the contractual notional amount of those investments.

      The Bank's credit exposure related to these items as of December 31, 2003, is summarized below:

                                             DECEMBER 31,
                                        ----------------------
                                                 2003
                                        ----------------------
                                        (In millions of pesos)
Commitments to extend credit...                Ps. 220.9
Standby letters of credit......                     10.9
Guarantees granted.............                    234.4
Acceptances....................                     22.4

      On March 25, 2004, a guaranty for Ps. 7.3 million granted by the Bank in favor of the Argentine government in connection with Correo Argentino's contract with the Argentine government was called. The related claim has been proved as a possible claim in the reorganization proceedings involving Correo Argentino. This claim is fully covered by an allowance. The Bank will pay this guaranty as provided in accordance with conditions to be established by the National Communications Commission, as applicable.

      In addition to the above commitments, as of December 31, 2003, available purchase limits for credit card holders amounted to Ps. 2,675.1 million.

      The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees. As of December 31, 2003, these counter guarantees, classified by type, were as follows:

                                       DECEMBER 31,
                                  ----------------------
                                           2003
                                  ----------------------
                                  (In millions of pesos)
Preferred counter guarantees...          Ps. 53.6
Other counter guarantees.......              97.7

      See note 29 to our audited consolidated financial statements.

OTHER

      The Bank accounts for checks drawn on it and other banks, as well as other items in the process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In management's opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process as of December 31, 2003, were as follows:

                                               DECEMBER 31,
                                          ----------------------
                                                  2003
                                          ----------------------
                                          (In millions of pesos)
Checks drawn on the Bank................       Ps. 109.2
Checks drawn on other banks.............           162.4
Bills and other items for collection....           327.0

      With respect to fiduciary risk, in fiscal year 2000, the Bank was appointed as trustee under four trust agreements to guarantee obligations arising from various contracts between the parties. As of December 31, 2003, the trust funds amounted to Ps. 72.8 million.

      In addition, the Bank has securities in custody, mainly related to its activity as a mutual fund depositary. As of December 31, 2003, these securities amounted to Ps. 5,412.7 million.

      See note 29 to our audited consolidated financial statements.

SECURITIZATION OF ASSETS

      In the normal course of business, the Bank has used the securitization of assets as a source of funding. In addition, in 2002, within the framework of the Galicia capitalization and liquidity plan, the Bank securitized mortgage loans and secured loans in order to restore the Bank's liquidity, which had been adversely affected by the deposit run of late 2001 and early 2002.

      The securitization of assets basically involves a company selling assets to a trust and the trust funding the purchase by issuing securities that are sold to third parties. A trust is a special-purpose entity, not an operating entity; typically, a trust is set up for the single purpose of completing the securitization transaction, has a limited life and no employees.

      -     Galtrust I Individual Financial Trust

      On October 20, 2000, the Bank securitized a group of loans that had been made to the provinces of Argentina and collateralized by tax revenues shared by the national government and the provinces. The Bank transferred the ownership of these loans to the Galtrust I Financial Trust. The trust issued, in turn, class A debt securities with a face value of US$100.0 million, class B debt securities with a face value of US$200.0 million and participation certificates (subordinated notes) with a face value of US$200.0 million. Third-party investors purchased Ps. 46.9 million (in historical currency) of the class B debt securities, and the Bank retained the remainder of the certificates. As of December 31, 2003, the Bank held debt securities and subordinated notes totaling an aggregate amount of Ps. 646.1 million. The trustee is First Trust of New York, National Association, acting through its permanent representative office in Argentina.

      -     Galtrust II, III, IV and V Individual Financial Trusts

      At a meeting held on December 6, 2001, the Bank's board of directors approved the creation of a program for the securitization of loans and the issuance of debt securities and/or certificates of participation by various Galtrust financial trusts. The CNV approved the program on April 6, 2000, for a face value of up to US$1,000 million and authorized the Bank's participation as originator, trustor and manager of the program.

      Four financial trusts, Galtrust II, III, IV and V - Letras Hipotecarias, were set up under this program. Certificates of participation and debt securities were then issued under the trusts. In December 2001, the Bank transferred ownership of mortgage loans totaling Ps. 521.3 million to the Galtrust II, III, IV and V - Letras Hipotecarias financial trusts.

      The Bank retained 100% of the certificates of participation. The remaining class A and class B debt securities were subscribed for by the Bank and by Hartford Seguros de Vida S.A.

      As of December 26, 2002, the Galtrust III and IV financial trusts were terminated. As of December 31, 2003, the Bank held certificates of participation and debt securities of the Galtrust II and V financial trusts for Ps. 68.8 million. The trustee for each trust is First Trust of New York, National Association, acting through its permanent representative office in Argentina.

      - Trusts set up as part of the Galicia capitalization and liquidity plan

      As part of the implementation of the Galicia capitalization and liquidity plan, the Galicia Mortgage Loans Financial Trust was created in May 2002. The Bank transferred Ps. 312.8 million of mortgage loans to the trust and received in exchange Ps. 234.6 million in cash and Ps. 78.2 million in certificates of participation (in May 2002 currency). The trustee is ABN AMRO Bank Argentine Branch. Thirteen domestic financial institutions subscribed for the trust's debt securities. The Bank is obligated to replace the loans in the trust under certain circumstances. As of December 31, 2003, the Bank held certificates of participation totaling Ps. 118.4 million.

      Also as part of the implementation of the Galicia capitalization and liquidity plan, the Secured Loans Trust was created. The parties to the trust are Banco de la Provincia de Buenos Aires as beneficiary and BAPRO Mandatos y Negocios S.A. as trustee. The Bank transferred Ps. 108 million of secured loans to the trust and received in exchange Ps. 81 million in cash and Ps. 27 million in certificates of participation. As of December 31, 2003, the Bank held certificates of participation totaling Ps. 40.5 million.

      See note 34 to our audited consolidated financial statements.

FUNDING

      Traditionally, we have had three principal funding sources: customer deposits (consisting of current accounts, savings accounts and time deposits generated by the Bank's branch network), credit lines from banks and multilateral agencies and funds obtained through issuances of medium- and long-term securities in international financial markets.

      Our ability to raise funds in local and international financial markets declined substantially during 2001, practically disappeared by late 2001 and remained substantially limited during 2003 (except for our ability to raise short-term deposits in the Argentine market). Other Argentine companies faced similar problems. This difficulty stemmed from the Argentine government solvency crisis, the sovereign's default on its debt and other consequences of the Argentine crisis.

      As a consequence of the 2001 - 2002 liquidity crisis, the Argentine Central Bank provided liquidity support to financial institutions, including us, in the form of short-term loans or rediscounts. These funds were the only source of funding for the Bank from late 2001 until April 2002. As of December 31, 2003, liabilities owed by the Bank to the Argentine Central Bank on account of rediscounts for liquidity support amounted to Ps. 5,663.1 million. In accordance with Decrees No. 739/03 and No. 1262/03, these borrowings were restructured into a long-term liability with principal adjusted by CER plus a 3.5% annual interest rate. In addition, as a result of the compensation measures undertaken by the government, as of December 31, 2003, our balance sheet included Argentine Central Bank loans for Ps. 2,536.1 million to fund the acquisition of the hedge bond (BODEN 2012).

      In November 2001, after the government restructured public-sector indebtedness with domestic creditors (including government securities) into secured loans and in the context of the financial system's increasing reliance on financial assistance from the Argentine Central Bank, the government (through Decrees No. 1523/01 and No.

1526/01) permitted the Argentine Central Bank to grant financial assistance to financial institutions for liquidity support collateralized by those secured loans, without the term and amount limits that were previously imposed. (Under the convertibility system, the Argentine Central Bank was precluded from lending to a financial institution except for 30-day rediscounts or advances for transitory liquidity support secured by government securities up to the amount of the financial institution's shareholders' equity.)

      In order to reduce the maturity mismatches faced by financial institutions that were simultaneously debtors (for having received financial assistance for liquidity support from the Argentine Central Bank during the 2001 - 2002 crisis) and creditors (as holders of public-sector debt instruments) of the Argentine public sector, the Argentine government established a voluntary procedure in March 2003 for restructuring the financial assistance received from the Argentine Central Bank during the 2001 - 2002 crisis. In accordance with Decree No. 739/03, these borrowings were to be restructured into liabilities maturing in up to 70 months, with principal adjusted by the CER plus a 3.5% annual interest rate, and were to be collateralized by secured loans in an amount equal to at least 125% of the debt owed. The amortization schedule would be based on the cash proceeds of assets granted as collateral, the minimum amortization established by the decree and the maximum number of installments allowed by it. Subsequently, Decree No. 1262/03, dated May 22, 2003, extended the maximum number of installments to 120 months, if approved by the URSF. These rules are known as the "matching" rules.

      Beginning on April 30, 2003, the Bank began to account for the financial assistance for liquidity support from the Argentine Central Bank in accordance with the matching rules (i.e., principal was adjusted by the CER and the interest rate accrued was CER plus 3.5% per annum). Up to April 29, 2003, such liability had been a peso-denominated monthly revolving facility whose cost was tied to the interest rate of the Lebac (equivalent to 64.0% of the interest rate on the 30-day Lebac or the minimum term Lebac auctioned). During 2002, the Argentine Central Bank financial assistance for liquidity support accrued at an average interest rate of 28.25%. The interest rate accrued in April 2003 was 6.50% per annum.

      On November 27, 2003, the URSF authorized the Argentine Central Bank to extend the maturity of the Bank's debt with the Argentine Central Bank for liquidity support in accordance with the repayment schedule presented by the Bank to the Argentine Central Bank and the provisions of Decree No. 1262/03. On February 3, 2004, the Argentine Central Bank approved the request made by the Bank to adhere to the regime established by Decree No. 739/03, as modified by Decree No. 1262/03, as well as the amortization schedule proposed by the Bank. That schedule contemplates repayment in 92 monthly installments beginning in March 2004.

      As a result of the liquidity crisis experienced by the Bank in late 2001 and early 2002, the Bank defaulted on its foreign debt in June 2002. As of December 31, 2003, the foreign debt of the Bank's head office in Argentina and its Cayman branch was in the process of being restructured in order to extend its maturity and to reduce its interest rate. The restructuring process was completed on May 18, 2004.

      Below is a breakdown of our funding as of the dates indicated:

                                                      DECEMBER 31,                           DECEMBER 31,
                                                 ----------------------   --------------------------------------------------
                                                         2003                      2002                       2001
                                                 ----------------------   -----------------------   ------------------------
                                                 (In millions of pesos)   (In millions of February 28, 2003, constant pesos)
Deposits (1)...................................   Ps.  5,584.0                   Ps. 5,242.0             Ps. 13,690.5
    Restructured deposits......................          561.4                       1,335.1                       --
Credit Lines (1)
    Argentine Central Bank
          For liquidity support................        5,663.1                       5,630.2                  3,431.0
          Advance to purchase the hedge bond(2)        2,536.1                       2,489.9                       --
    Other banks and international entities.....        3,017.1                       4,096.4                  2,060.8
Debt securities (1)............................        2,565.5                       3,735.7                  1,871.9
Shareholders' equity ..........................        1,462.3                       1,551.7                  3,090.3
                                                  ------------                  ------------             ------------
TOTAL FUNDING..................................   Ps. 20,828.1                  Ps. 22,745.9             Ps. 24,144.5
                                                  ------------                  ------------             ------------

(1) Includes accrued interest and exchange differences payable, as well as the CER adjustment where applicable.

(2)   Borrowings expected to be incurred for the purchase of the hedge bond.

      As of December 31, 2003, our most significant source of funding was financial assistance from the Argentine Central Bank. This represented 39.4% of our funding compared to 35.7% as of December 31, 2002. At the end of 2003, financial assistance for liquidity support represented 27.2% of total funding compared to 24.7% a year before. The relative weight of such financial assistance at the end of fiscal years 2003 and 2002 was substantially higher than the 14.2% as of December 31, 2001. This resulted from the receipt in the first months of 2002 until the implementation of the Galicia capitalization and liquidity plan of additional financial assistance from the Argentine Central Bank. In addition, in 2002, total financial assistance from the Argentine Central Bank increased substantially due to the incorporation into our balance sheet of the advance to fund the purchase of the hedge bond.

      Until December 2001, customer deposits had been our most important funding source, accounting for 56.7% of total funding as of December 31, 2001. As of December 31, 2003, our deposits represented 26.8% of our total funding. Our deposit base, like that of all other banks in Argentina, was significantly affected by the systemic run on deposits throughout 2001, by the Argentine crisis at the end of the year and by various regulations implemented by the Argentine government in recent years, as explained in this annual report. As of December 31, 2003, our deposits were 6.5% higher than the level of December 31, 2002. Nearly all of this increase occurred in peso-denominated transactional deposits (deposits in current and savings accounts) and short-term time deposits.

      For more information on deposits, see Item 4. "Information on the Company -- Selected Statistical Information -- Composition of Deposits."

      We also traditionally funded our operations with credit lines from banks and international agencies. As of December 31, 2003, these credit lines amounted to Ps. 3,017.1 million compared with Ps. 4,096.4 million and Ps. 2,060.8 million as of December 31, 2002, and December 31, 2001, respectively. The variations in these amounts mainly reflect variations in the exchange rates at which dollar-denominated amounts were translated into pesos at the close of the relevant balance sheet dates. See Item 3. "Key Information -- Exchange Rate Information." As of December 31, 2003 and 2002, these credit lines mostly represented credit lines from foreign banks in payment default that were subject to restructuring, which was completed on May 18, 2004. See " -- Contractual Obligations" below.

      In the past, we had also funded our operations in international and local financial markets through the issuance of debt securities (dollar-denominated negotiable obligations, medium-term notes and U.S. commercial paper). Dollar-denominated funds raised in the capital markets have been an important part of our funding, with Ps. 2,565.5 million in dollar-denominated debt securities outstanding as of December 31, 2003, as compared with Ps. 3,735.7 million and Ps. 1,871.9 million outstanding as of December 31, 2002, and December 31, 2001, respectively. The variations in these amounts mainly reflect variations in the exchange rates at which dollar-denominated amounts were translated into pesos at the close of the relevant balance sheet dates. See Item
3. "Key Information -- Exchange Rate Information." As of December 31, 2003, Ps. 1,242.3 million (principal only), including the negotiable obligations issued pursuant to the restructuring of our New York branch in mid-2002 and the negotiable obligations issued to settle the restructuring of Galicia Uruguay's deposits agreed to in late 2002, was current and not included in the Bank's foreign debt restructuring. The remainder of our debt securities outstanding as of December 31, 2003, was in payment default and subject to restructuring. The restructuring of the Bank's foreign debt, which did not include negotiable obligations issued by the regional credit card companies, was completed on May 18, 2004. See " -- Contractual Obligations" below.

      Although deposits recovered in the latter half of 2002 and 2003, most of the traditional medium- and long-term sources of financing we customarily rely upon, especially external sources, remain unavailable to us.

      On May 31, 2004, the Bank was rated A3 by Standard & Poor's on its local ratings scale for short-term obligations. In accordance with applicable rules, this rating enabled the Bank, after a period of more than two years, to raise deposits from local pension funds once more. This rating also facilitates deposit raising among other domestic institutional investors. On June 28, 2004, the Bank's long-term debt was rated BBB- by Standard & Poor's on its local ratings scale.
                                     -157-

CONTRACTUAL OBLIGATIONS

      In connection with our operating activities, we enter into certain contractual obligations. Our main contractual obligations are contractual obligations of the Bank.

      The following tables show the principal amounts of our contractual obligations and their contractual interest rates (mainly representing contractual obligations of the Bank) as of December 31, 2003.

                                                    ANNUAL                                LESS
                                                   INTEREST                               THAN      1 TO 3      3 TO 5     OVER 5
                                      MATURITY       RATE          TOTAL     PAST DUE    1 YEAR      YEARS      YEARS       YEARS
                                      --------  --------------  ----------- ----------  --------  ----------  ---------- ----------
                                                                    (In millions of pesos)
Banco Galicia - 9% Notes Due 2003...      2003             9.0% Ps.   566.0 Ps.  566.0         -           -           -         -
Banco Galicia - Step Up Floating
  Rate Notes Due 2002 ..............      2002             3.9%       413.8      413.8         -           -           -         -
Banco Galicia - 4th Series
  Floating Rate Notes Due 2005 .....      2005             4.0%       130.3       65.1  Ps. 32.6  Ps.   32.6           -         -
Banco Galicia - 5th Series
  Floating Rate Notes Due 2005 .....      2005             4.0%        31.3       15.7       7.8         7.8           -         -
Banco Galicia - 7.875% Notes Due
  2007 (1)..........................      2007             7.9%       213.0          -         -       142.0  Ps.   71.0         -
Banco Galicia - 7th Series
  Floating Rate Notes Due 2007 (1)..      2007  Libor + 400 bp        126.6          -         -        84.4        42.2         -
                                      --------  --------------  ----------- ----------  --------  ----------  ---------- ----------
Galicia Uruguay - Negotiable
  Obligations (2) (3)...............   Various             2.0%       902.7          -     123.1       260.9       184.6 Ps.  334.1
                                      --------  --------------  ----------- ----------  --------  ----------  ---------- ----------
Negotiable Obligations - Tarjetas
  del Mar...........................      2002            14.9%         0.5        0.5         -           -           -          -
Negotiable Obligations - Tarjeta
  Naranja...........................      2002            16.5%         2.7        2.7         -           -           -          -
Negotiable Obligations - Tarjetas
  Cuyanas...........................      2002            16.0%         6.3        6.3         -           -           -          -
                                      --------  --------------  ----------- ----------  --------  ----------  ---------- ----------
Banco Galicia - Foreign Banks'
  Dollar-denominated Syndicated
  Loan .............................      2002             7.9%       733.3      733.3         -           -           -          -
Banco Galicia - Foreign Banks'
  Dollar-Denominated Syndicated
  Loan .............................      2002             7.0%       240.5      240.5         -           -           -          -
Banco Galicia - International
  Finance Corporation Loan .........      2002             4.8%       718.6      718.6         -           -           -          -
Banco Galicia - International
  Finance Corporation Loan .........      2008  Libor + 327 bp        190.6       71.2      29.0        40.7        39.7       10.0
Banco Galicia - International
  American Investment Corp. Loans ..   Various             5.1%       203.8      139.5      21.6        34.1         6.9        1.7
Banco Galicia -  FMO Loans .........   Various             4.8%        56.6       26.6       8.0        11.0        11.0          -
Banco Galicia - BICE Loans..........   Various         Various        193.4       29.3      61.2        72.0        27.4        3.5
Cayman Branch - Trade and Financial
  Loans ............................   Various             3.8%       557.7      258.0     299.7           -           -          -
Banco Galicia - Other Financial
  Loans.............................   Various         Various         33.5        1.5       0.8        21.7         9.5          -
                                      --------  --------------  ----------- ----------  --------  ----------  ---------- ----------
Argentine Central Bank - Assistance
  for Liquidity Support.............      2011         CER+3.5%     5,647.1          -     258.1       732.3       929.8    3,726.9
Argentine Central Bank - Advance
  to Purchase the Hedge Bond (4) ...      2012         CER+2.0%     2,442.8          -         -       610.7       610.7    1,221.4
                                      --------  --------------  ----------- ----------  --------  ----------  ---------- ----------
Loan from SEDESA (5) ...............      2007  Libor + 300 bp        189.2          -         -           -       189.2          -
Peso-Den. Loan from the FFAEFyS.....      2008        CER+8.07%        33.5          -       6.7        13.4        13.4          -
Dollar-Den. Loan from the FFAEFyS
  (5)...............................      2005             8.1%        70.3          -      46.9        23.4           -          -
Non-Delivery Forwards ..............        --              --         99.6       96.8       2.8           -           -          -
Backed Letters of Credit............        --              --         15.6       15.6         -           -           -          -
                                      --------  --------------  ----------- ----------  --------  ----------  ---------- ----------
TOTAL...............................                            Ps.13,819.3 Ps.3,401.0  Ps.898.3  Ps.2,087.0  Ps.2,135.4 Ps.5,297.6
                                      ========  ==============  =========== ==========  ========  ==========  ========== ==========

Principal only (does not include interest).

(1) Issued in 2002 as part of the restructuring of the debt of the Bank's former New York branch.

(2)   Issued in 2002 as part of the restructuring of Galicia Uruguay's deposits.

(3) Excludes subordinated negotiable obligations for US$43 million held by the holding company.

(4) The terms and conditions of the advance to be requested to the Argentine Central Bank to purchase the hedge bond were established by Decree No. 905/02.

(5)   Granted as part of the Galicia capitalization and liquidity plan.

      In the table above, the principal amounts of the Bank's obligations with foreign creditors and local creditors contractually in payment default as of December 31, 2003, are shown under the heading "Past Due."

      In the following table, all of the principal amount of the Bank's contractual obligations where a payment default was incurred is shown under the heading "Past Due/Callable."

                                                   ANNUAL                                  LESS
                                                  INTEREST                  PAST DUE/     THAN 1    1 TO 3      3 TO 5      OVER 5
                                      MATURITY      RATE          TOTAL     CALLABLE       YEAR      YEARS       YEARS       YEARS
                                      -------- --------------  ----------- ----------    -------- ----------  ----------  ----------
Banco Galicia - 9% Notes Due 2003 (1)     2003            9.0% Ps.   566.0 Ps.  566.0           -          -           -           -
Banco Galicia - Step Up Floating
 Rate Notes Due 2002 (1)............      2002            3.9%       413.8      413.8           -          -           -           -
Banco Galicia - 4th Series Floating
 Rate Notes Due 2005 (1)............      2005            4.0%       130.3      130.3           -          -           -           -
Banco Galicia - 5th Series Floating
 Rate Notes Due 2005 (1)............      2005            4.0%        31.3       31.3           -          -           -           -
Banco Galicia - 7.875% Notes Due
 2007 (2)...........................      2007            7.9%       213.0          -           -      142.0  Ps.   71.0           -
Banco Galicia - 7th Series Floating
 Rate Notes Due 2007 (2)............      2007 Libor + 400 bp        126.6          -           -       84.4        42.2           -
                                      -------- --------------  ----------- ----------    -------- ----------  ----------  ----------
Galicia Uruguay - Negotiable
  Obligations (3) (4)...............   Various            2.0%       902.7          -       123.1      260.9       184.6  Ps.  334.1
                                      -------- --------------  ----------- ----------    -------- ----------  ----------  ----------
Negotiable Obligations - Tarjetas
 del Mar............................      2002           14.9%         0.5        0.5           -          -           -           -
Negotiable Obligations - Tarjeta
 Naranja............................      2002           16.5%         2.7        2.7           -          -           -           -
Negotiable Obligations - Tarjetas
 Cuyanas............................      2002           16.0%         6.3        6.3           -          -           -           -
Banco Galicia - Foreign Banks'
Dollar-denominated Syndicated Loan
 (1)................................      2002            7.9%       733.3      733.3           -          -           -           -
Banco Galicia - Foreign Banks'
Dollar-Denominated Syndicated Loan
 (1)................................      2002            7.0%       240.5      240.5           -          -           -           -
Banco Galicia - International
 Finance Corporation Loan (1).......      2002            4.8%       718.6      718.6           -          -           -           -
Banco Galicia - International
 Finance Corporation Loan (1).......      2008 Libor + 327 bp        190.6      190.6           -          -           -           -
Banco Galicia - International
American Investment Corp. Loans (1).   Various            5.1%       203.8      203.8           -          -           -           -
 Banco Galicia -  FMO Loans (1).....   Various            4.8%        56.6       56.6           -          -           -           -
Banco Galicia - BICE Loans..........   Various        Various        193.4       29.3        61.2       72.0        27.4         3.5
Cayman Branch - Trade and Financial
 Loans (1)..........................   Various            3.8%       557.7      557.7           -          -           -           -
Banco Galicia - Other Financial
 Loans..............................   Various        Various         33.5        3.7(1)        -       20.3         9.5           -
                                      -------- --------------  ----------- ----------    -------- ----------  ----------  ----------
Argentine Central Bank - Assistance
 for Liquidity Support..............      2011        CER+3.5%     5,647.1          -       258.1      732.3       929.8     3,726.9
Argentine Central Bank - Advance to
 Purchase the Hedge Bond............      2012        CER+2.0%     2,442.8          -           -      610.7       610.7     1,221.4
                                      -------- --------------  -----------  ---------    -------- ----------  ----------  ----------

Loan from SEDESA....................      2007 Libor + 300 bp        189.2          -           -          -       189.2           -
Peso-Denominated Loan from FFAEFyS..      2008       CER+8.07%        33.5          -         6.7       13.4        13.4           -
Dollar-Denominated Loan from
 FFAEFyS............................      2005            8.1%        70.3          -        46.9       23.4           -           -
Non-Delivery Forwards...............        --             --         99.6       96.8(1)      2.8          -           -           -
Backed Letters of Credit (1)........        --             --         15.6       15.6           -          -           -           -
                                      -------- --------------  ----------- ----------    -------- ----------  ----------  ----------
TOTAL...............................                           Ps.13,819.3 Ps.3,997.4    Ps.498.8 Ps.1,959.4  Ps.2,077.8  Ps.5,285.9
                                      ======== ==============  =========== ==========    ======== ==========  ==========  ==========

Principal only (does not include interest).

(1) As of December 31, 2003, included in the Bank's foreign debt restructuring completed on May 18, 2004.

(2) Issued in 2002 as part of the restructuring of the debt of the Bank's former New York branch.

(3)   Issued in 2002 as part of the restructuring of Galicia Uruguay's deposits.

(4) Excludes subordinated negotiable obligations for US$43 million held by the holding company.

      The principal amount of debt of the Bank's head office in Argentina and its Cayman branch subject to restructuring as of December 31, 2003, included in the tables above was Ps. 3,958.6 million.

      The following table shows the principal amount, maturity and contractual interest rate of the contractual obligations assumed by the Bank as a result of the restructuring of the foreign debt mentioned in the previous paragraph. These contractual obligations are dollar-denominated. The U.S. dollar amounts have been translated into pesos at the Argentine Central Bank exchange rate at the close of May 18, 2004, the date of the restructuring's settlement.

                                                  ANNUAL                      PAST DUE  LESS THAN   1 TO 3    3 TO 5     OVER 5
      AS OF MAY 18, 2004           MATURITY   INTEREST RATE       TOTAL      /CALLABLE   1 YEAR      YEARS     YEARS     YEARS
--------------------------------   --------  ----------------  -----------   ---------  ---------  --------  --------  ----------
                                                                           (In millions of pesos)
NEW DEBT ISSUED

 BONDS

 Floating Rate Notes Due 2010...     2010    Libor + 350 b.p.      1,025.1          -          -      128.2     512.6       384.3
 Step-Up Notes Due 2014.........     2014          3.0% - 7.0%     1,350.6          -          -          -         -     1,350.6
 Subordinated Notes Due 2019....     2019                11.0%       634.0          -          -          -         -       634.0

LOANS

 Floating Rate Loans Due 2010...     2010    Libor + 350 b.p.        136.6          -          -       17.1      68.2        51.3
 Step-Up Loans Due 2014.........     2014          3.0% - 7.0%       279.0          -          -          -         -       279.0
 Floating Rate Loans Due 2014...     2014     Libor + 85 b.p.        254.8          -          -          -         -       254.8
 Subordinated Loans Due 2019....     2019     Libor + 78 b.p.         34.3          -          -          -         -        34.3
 Trade Debt.....................     2005    Libor + 100 b.p.         77.3          -       45.1       32.2         -           -
TOTAL NEW DEBT ISSUED...........                               PS. 3,791.7          -   PS. 45.1   Ps.177.5  Ps.580.8  Ps.2,988.3

NOT RESTRUCTURED

 9% Notes Due 2003..............     2003                 9.0%        62.6       62.6          -          -         -           -
 Floating Rate Notes Due 2005...     2005                 4.0%         2.6        2.6          -          -         -           -
 Step Up Floating Rate Notes Due
 2002...........................     2002                 3.9%         1.5        1.5          -          -         -           -
TOTAL NOT RESTRUCTURED..........                                      66.7   Ps. 66.7          -          -         -           -
                                   --------  ----------------  -----------   --------   --------   --------  --------  ----------
TOTAL...........................                               Ps. 3,858.4   Ps. 66.7   Ps. 45.1   Ps.177.5  Ps.580.8  Ps.2,988.3
                                   ========  ================  ===========   ========   ========   ========  ========  ==========

Amounts converted into pesos by using the exchange rate as of May 18, 2004 (Ps.
2.9057 per U.S. dollar). Principal only. Does not include interest.

      As of December 31, 2003, the total amount of negotiable obligations in the Bank's balance sheet included Ps. 9.5 million in principal of negotiable obligations of the regional credit card companies, mainly representing dollar-denominated negotiable obligations of these companies issued under Argentine law and maturing in 2002 that had not been refinanced as of December, 31 2003.

      As of December 31, 2003, Banco Galicia owed US$221.6 million to Galicia Uruguay. This debt was restructured in August 2003. See Item 4. "Information on the Company -- Business Overview -- Banco Galicia -- Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd." Being an intercompany transaction, this amount is eliminated from the Bank's consolidated deposits.

OTHER COMMITMENTS

      The Bank is responsible for 14.53% of the financial debt of Correo Argentino if the contract between Correo Argentino and the Argentine government is terminated for any cause, including the bankruptcy of Correo Argentino. The Argentine government rescinded the contract with Correo Argentino on November 19, 2003. On December 16, 2003, an Argentine court declared Correo Argentino bankrupt. That decision has been appealed. As of the date of this annual report, no claims from Correo Argentino's financial creditors have been received. The Bank has provisioned the estimated amount of this contingency for Ps. 61.6 million.

      As a shareholder of the water-supply concessionaires Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., Banco Galicia has committed, along with the other shareholders, to provide financial support to these companies if they were unable to fulfill the commitments they have undertaken with international financial bodies. The Inter-American Development Bank requested that the shareholders of Aguas Argentinas S.A. and Aguas Provinciales de Santa Fe S.A. grant loans to those companies. On February 18, 2003, assistance was granted to Aguas Argentinas S.A. in the amount of US$0.6 million. On November 3, 2003, at the request of the International Financial Corporation, a loan was granted to Aguas Provinciales de Santa Fe S.A. for US$0.3 million.

      See note 3 to our audited consolidated financial statements.

OTHER COMMITMENTS -- OPERATING LEASES

      As of December 31, 2003, we leased certain properties used as a part of our distribution network. The estimated future lease payments in connection with these properties is as follows:

     Year                  In millions of pesos (1)
--------------             ------------------------
     2004                            9.1
     2005                            8.1
     2006                            6.7
     2007                            4.6
     2008                            2.9
2009 and after                       2.7
                                   -----
    TOTAL                           34.1
                                   -----

(1) Future lease payments include the CER adjustment until December 31, 2003, only.

CRITICAL ACCOUNTING POLICIES

      We believe the following critical accounting policies applied by us and our main subsidiary, Banco Galicia, affect our more significant judgments and estimates used in the preparation of our audited consolidated financial statements.

ALLOWANCE FOR LOAN LOSSES

      Banco Galicia's allowance for loan losses is maintained in accordance with Argentine Central Bank rules. Under such rules, a minimum allowance for loan losses is calculated primarily based upon the classification of Banco Galicia's commercial loan borrowers and upon delinquency aging (or the number of days the loan is past due) for Banco Galicia's individual loan borrowers (including commercial loans of less than Ps. 200,000). Although we are required to follow the methodology and guidelines for determining the loan loss allowance as set forth by the Argentine Central Bank, we are allowed to establish additional allowances for loan losses. The determination of the allowance for loan losses requires a significant degree of judgment.

      For commercial loans, we are required to classify all of Banco Galicia's commercial loan borrowers. In order to perform the classification, we must consider the management and operating history of the borrower, the present and projected financial situation of the borrower, the borrower's payment history and ability to service the debt, the capability of the borrower's internal information and control systems and the risk in the sector in which the borrower operates. We apply the Argentine Central Bank minimum loss percentages to Banco Galicia's commercial loan borrowers based on the loan classification and the nature of the collateral, or guarantee, of the loan. In addition, based on the overall risk of the portfolio, we consider whether or not additional loan loss reserves in excess of the minimum required are warranted.

      For Banco Galicia's consumer loan portfolio, we classify loans based upon delinquency aging, consistent with the requirements of the Argentine Central Bank. Minimum loss percentages required by the Argentine Central Bank are also applied to the totals in each loan classification.

      Pursuant to Argentine Central Bank Communique "A" 3918, between March 31 and December 31, 2003, the loan loss reserve for debtors with a total indebtedness with the whole financial system of up to Ps. 5 million was established exclusively based upon delinquency aging (i.e., in the same manner as consumer loans). In accordance with the communique, between December 1, 2001, and March 31, 2003, the number of days such loans had been past due was computed taking one day for every three days past due in the period from December 1, 2001, to March 31, 2003. This treatment was also provided to the portfolio of commercial loans of up to Ps. 200.000, which under the previous rules were already automatically classified according to their delinquency aging.

      In addition, Banco Galicia has significant amounts of outstanding loans to the Argentine government. These loans require no allowance for loan losses under Argentine Central Bank rules. Given the current situation in

Argentina, realization of these loans at their contractual maturity is uncertain. In 2003, the Argentine government issued regulations that permit the Bank under certain circumstances (with which the Bank has complied) to apply a portion of the proceeds of these loans to repay debt for liquidity support owed to the Argentine Central Bank. Thus, the Bank plans to offset some of the Argentine government loans against amounts due to the Argentine Central Bank.

GOVERNMENT SECURITIES AND OTHER ACCOUNTS RECEIVABLE WITH THE GOVERNMENT

      Argentine Banking GAAP regarding investments in government securities allows banks to classify their portfolio of government securities into two balance sheet categories: trading and investing securities.

Government Securities in Investment Accounts Including the BODEN 2012 Received as Compensatory Bonds

      We carry government securities in investment accounts at their cost plus accretion of discount or amortization of premiums and accrued interest, as applicable. For government securities previously included in trading accounts, the cost value is their closing market value as of the day before their transfer to an investment account.

      The BODEN 2012 received as compensatory bonds are classified as securities in "Investment Accounts" at par value based upon Argentine Banking GAAP, notwithstanding that the estimated market value of such bonds is significantly lower than par value. As of June 25, 2004, BODEN 2012 were trading at approximately 66.90% of par value.

      As market conditions change, adjustments to the estimated market value of the BODEN 2012 are not reflected in our financial position. Future sales or settlements of the BODEN 2012 will reflect the market conditions at the time and may result in a significant gain or loss that represents the difference between the settlement amount and the then carrying value.

      Effective January 7, 2003, Argentine Central Bank Communique "A" 3857 restricted the possibility of classifying securities as holdings in investment accounts to those existing in the Bank's portfolio as of December 31, 2002, except for the compensatory bond received.

Other Accounts Receivable with the Government -- Compensatory and Hedge Bonds and CER/CVS Difference

      The right to receive BODEN 2012 as compensatory and hedge bonds is recorded as "Other Receivables Resulting from Financial Intermediation" and is being recognized at par value of the BODEN 2012 to be issued, notwithstanding that the estimated market value of the bonds linked to this right is significantly below that carrying value. As stated above, as of June 25, 2004, BODEN 2012 were trading at approximately 66.90% of par value.

      The settlement of the right to receive BODEN 2012 as compensatory and hedge bonds is subject to the approval by the Argentine Central Bank. It is reasonably possible that the ultimate delivery of the BODEN 2012 and the related commitment to fund the purchase through Argentine Central Bank borrowings will be materially different from the amounts recorded at December 31, 2003.

      In accordance with Law No. 25,796, the Bank has recorded the estimated amount of the compensation for the negative effects on its equity derived from the application of the CER to deposits originally denominated in foreign currency and converted into pesos and from the application of the CVS to certain loans under "Other Receivables Resulting from Financial Brokerage." The Bank has recorded the estimated amount of the assets to be received at technical value increased on the basis of interest accrued under these assets' terms and conditions.

Trading Securities and Derivatives

      We carry assets and liabilities related to our government and other securities and derivative trading portfolios at their estimated fair value. These amounts are based on either quoted market prices or estimated values derived by the Bank utilizing dealer quotes. As market conditions change, adjustments to the fair value of securities and derivatives will be made to reflect those conditions. Future sales of these securities will reflect the market conditions at the time and may differ significantly from the estimated fair market value at the balance sheet date.

SECURED LOANS

      Within the framework of Decree No. 1387/01, the Bank participated on November 6, 2001, in the exchange of Argentine public-sector debt instruments (securities and loans) issued by the national and provincial governments under the promissory note/bond program for new loans called secured loans. The main differences between the instruments received and those exchanged consisted of an extension of the amortization term, which is three years for securities originally maturing up to December 31, 2010, and a reduction of the interest rate, which is 70% of the contractual rate, with a maximum rate of 7% per annum for fixed-rate transactions and a rate equal to Libor plus 3% for floating-rate loans. As provided under the decree, the conversion was made at the nominal value, at an exchange rate of Ps. 1.0 per U.S. dollar and in the same currency as that of the converted obligation.

      The Argentine Central Bank has provided that the gain arising from the difference between the carrying value of the secured loans and the book value of the securities exchanged must be recorded in an asset adjustment account and credited to income on a monthly basis in proportion to the term of each of the secured loans received.

      In accordance with Decree No. 644/02, dated April 18, 2002, dollar-denominated secured loans were converted into pesos at the exchange rate of Ps. 1.40 per U.S. dollar, as provided by section 1 of Decree No. 471/02, and new fixed interest rates to be accrued by those secured loans were established by section 3 of that decree.

      On March 28, 2003, the Argentine Central Bank released Communique "A" 3911, which established that secured loans and government securities not subject to the minimum capital requirement to cover market risk (mainly government securities not listed on stock exchanges), promissory notes issued by the FFDP and other financings to the public sector held in financial institution portfolios on or after March 28, 2003, must be carried at the lower of "present value" and cost basis plus accrued interest. "Present value" is defined as the "net present value" of a cash flow structure under contracted terms discounted at the rate established by the communique, which for 2003 was 3.0% per annum. See Item 4. "Information on the Company -- Argentine Financial System and Regulation -- Argentine Banking Regulation -- Valuation of Public Sector Assets."

Provincial Secured Loans

      Decree No. 1579/02, dated August 28, 2002, established a new restructuring of provincial government debt. The restructuring consisted of a voluntary exchange of provincial government debt for bonds (BOGAR) or loans (promissory notes) issued by the FFDP and secured by the federal government's tax receipts shared with the provinces, with a 16-year term, a 2% fixed annual interest rate and amortization in 156 consecutive monthly installments beginning on March 4, 2005.

      The Bank tendered its entire portfolio of loans to provincial governments and opted to receive promissory notes. The Bank received BOGAR for the provincial debt for which the exchange had been completed at the close of the fiscal year despite having opted to receive promissory notes. As of the date of this annual report, the Bank had not yet received the promissory notes.

      Provincial secured loans are also valued in accordance with the provisions of Argentine Central Bank Communique "A" 3911.

GOODWILL

      Goodwill is carried at cost less accumulated amortization. The carrying amount of goodwill is analyzed for impairment based on estimates of future undiscounted cash flows generated by the business acquired. Because of the economic conditions in Argentina and their effect on the estimated cash flows of our acquired businesses that have goodwill, adjustments for impairment of goodwill increased in 2002. Given these adjustments and the improvement in the overall Argentine economic situation in 2003, adjustments for impairment were not made in 2003. Further goodwill impairment may be possible in the short term.

INTANGIBLE ASSETS

      Effective March 2003, Argentine Central Bank Communique "A" 3916 established that the difference resulting from compliance by the Bank with court decisions made in connection with amparo claims challenging the applicability of regulations on deposits with the financial system within the framework of the provisions of Law No. 25561, Decree No. 214/02 and supplementary rules should also be recorded under this caption, the amortization of which should take place in a maximum of 60 equal, consecutive monthly installments beginning in April 2003.

REPOSSESSED ASSETS AND REAL ESTATE HELD FOR SALE

      We carry our repossessed asset portfolio and real estate held for sale at the lower of their carrying value or fair market value. Our estimates of fair market values of such repossessed assets and real estate held for sale consider external and internal appraisals. These appraisals are based on assumptions on market conditions and presume an ability to dispose of the assets in a reasonable time period. Should our assumptions regarding market conditions change, we would adjust our estimates of the fair value of our repossessed asset portfolio accordingly.

OTHER RECEIVABLES FROM FINANCIAL BROKERAGE AND MISCELLANEOUS RECEIVABLES

      We carry other receivables from financial brokerage and miscellaneous receivables net of allowances for uncollectible amounts. Our judgment regarding the ultimate collectibility is performed on an account-by-account basis and considers our assessment of the borrower's ability to pay based on factors such as the borrower's financial condition, past payment history, guarantees and past-due status. Under the current situation in Argentina, the settlement of amounts due from and due to third parties has slowed significantly. Given this situation, it is likely that we will increase our allowances for some of the amounts due us.

EQUITY INVESTMENTS IN OTHER COMPANIES

      We carry these investments at the equity method where a significant influence in the corporate decision-making process exists. In other cases, the equity investment is carried at the lower of cost plus dividends or the equity method value. These balances may be adjusted considering the effects of the new economic environment on the financial statements of these corporations.

ADVANCE TO PURCHASE THE HEDGE BOND

      In connection with the Bank's right to purchase the hedge bond, the Bank has recognized the associated liability to fund the hedge bond as if the Bank had executed the debt agreement with the Argentine Central Bank. This liability to the Argentine Central Bank is denominated in pesos and accrues interest at CER plus 2.0%, retroactive to February 3, 2002, as provided by Decree No. 905/02.

U.S. GAAP - CRITICAL ACCOUNTING POLICIES

      The above critical accounting policies for Argentine Banking GAAP are key accounting policies on which our financial condition and results of operations under U.S. GAAP are dependent. Such key accounting policies involve complex matters or are based on subjective judgments or decisions. Additional information in connection with certain key accounting policies for U.S. GAAP purposes follows.

ALLOWANCE FOR LOAN LOSSES

      The allowance for loan losses represents the estimate of probable losses in the loan portfolio. Determining the allowance for loan losses requires significant management judgments and estimates including, among others, identifying impaired loans, determining customers' ability to pay and estimating the fair value of underlying collateral or the expected future cash flows to be received. Actual events will likely differ from the estimates and assumptions used in determining the allowance for loan losses. Because of the uncertain economic situation in Argentina and its effect on Banco Galicia's customers, it is at least reasonably possible that additional provisions for loan losses will be required in the future.

      The resolution of the allowance for the outstanding secured loans and other loans to the Argentine provinces is subject to the economic and political situation in Argentina, including the ability of Argentina to repay or refinance its foreign debt and its ability to obtain additional liquidity from the International Monetary Fund or other sources. In addition, the ability of the Bank to offset outstanding secured loans against outstanding debt with the Argentine Central Bank will affect the carrying amount and the ultimate realization of the secured loans.

      Should secured loans be available to offset debt due to the Argentine Central Bank or other Argentine government entities, some or all of the provisions for loan losses previously recognized may be reversed.

FAIR VALUE ESTIMATES

      Quoted market price in active markets is the most reliable measure of fair value.

      During 2001, and as a consequence of Decree No. 1387/01, the Bank swapped effective as of November 6, 2001, its Argentine government debt instruments under the promissory note/bond program for secured loans. An estimate of the fair value of the loans received was made absent observable quoted market prices for such loans. These loans are subject to the allowance for loan losses process described above.

      In addition, as of December 31, 2002, the Bank offered to exchange certain loans to Argentine provincial governments for loans or securities issued by the FFDP as explained under " -- Critical Accounting Policies -- Secured Loans -- Provincial Secured Loans." The Bank tendered in the exchange under Decree No. 1579/02 its entire portfolio of loans to provincial governments and opted to receive promissory notes. The Bank received BOGAR for the provincial debt for which the exchange had been completed as of December 31, 2003. As of the date of this annual report, the Bank had not yet received the promissory notes.

      As of December 31, 2003, under U.S. GAAP purposes and in accordance with Statement of Financial Accounting Standards No. 115, satisfaction of one monetary asset (in this case a loan) by the receipt of another monetary asset (in this case BOGAR) for the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the BOGAR being received is significantly different in structure and interest rates than the loans swapped. Therefore, such amounts should initially be recognized at their market value. The estimated fair value of the securities received will constitute the cost basis of the asset.

      Under U.S. GAAP, these BOGAR are classified by the Bank as available for sale securities and recognized at market with the realized gain or loss from changes in market values recognized as a charge or credit to equity through other comprehensive income. In connection with estimating the fair value of the BOGAR, the Bank used quoted market values. There has been limited activity in the trading of these securities, and, as such, the quoted market values may not represent the price of an actual sale between a willing buyer and a willing seller or amounts at which the BOGAR will ultimately be realized.

      Banco Galicia carries, for U.S. GAAP purposes, its compensatory bond and its receivable for the compensatory bond as well as its receivable for the asymmetric indexation compensation at the underlying fair market value of the securities to be received. These estimated fair market values are based on quoted market prices (as quoted on the MAE, the Argentine over-the-counter market). These fair market value quotations are based on relatively low trading volumes, and the Bank's carrying value may not be representative of the value the Bank would receive if it disposed of these securities or receivables at the year-end date. Furthermore, it is likely that the fair market values will fluctuate as economic conditions and other factors change in Argentina and it is reasonably possible that the realization and short-term carrying values of these securities will differ significantly from their carrying value at December 31, 2003.

      Through Law No. 25,561 and Decrees No. 424/01, 1005/01 and 1226/01, the Argentine national government permitted taxpayers to meet their tax obligations with public-debt securities. The Bank took advantage of this opportunity by allocating Argentine Republic External Notes, which were part of its portfolio, to the payment of its tax obligations in fiscal year 2002 and part of fiscal year 2003.

      Under U.S. GAAP, Argentine Republic External Notes are classified as available for sale securities and recorded at market value, the respective unrealized gain or loss being charged to the results for the year or to equity through "Other Comprehensive Income," depending on whether it represents an "other than temporary decline" in their value or not. These notes are and were in default as of December 31, 2003. There are no published market values for these securities. Virtually no trades of these securities occurred in 2003, nor could the Bank use these securities to extinguish tax liabilities.

      For U.S. GAAP purposes as of December 31, 2003, the "fair value" of these securities is considered the carrying value assigned to Argentine Republic External Notes by the Argentine Central Bank for purposes of collateral values for its debt to purchase the hedge bond, and the Bank believes this is a reasonable estimate of their fair value. It is reasonably possible that the amounts realized in an actual sale will differ significantly from the estimated fair value.

      Banco Galicia holds retained interests in securitization trusts. Those investments are carried at estimated fair market value. Determining fair market values of such investments requires estimating future cash flows and applying a discount rate to those cash flows. Such estimates do not purport to represent what those securities could be sold for at the balance sheet date or what those securities will be settled for. Changes in the values of such securities are common. The values are affected by the performance of the underlying loans in the trust and changes in estimated discount rates and other assumptions. Discount rates are subject to significant fluctuations as affected by, among other things, the economic and political situation in Argentina. Therefore, it is reasonably possible that the estimated fair market value of those securities will change in the near term in amounts that are material to the Bank's financial statements.

IMPAIRMENT OF ASSETS OTHER THAN LOANS

      Certain assets, such as goodwill, equity investments, securities available for sale and premises and equipment, are subject to an impairment review. Asset impairment charges require considerable judgment and are recorded when market value declines below the carrying value, other than temporary declines, or where the cost of the asset is deemed to not be recoverable. Banco Galicia's assets may be subject to further impairment charges in the short term.

DEFERRED TAX ASSET VALUATION ALLOWANCE

      Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the carrying amounts of assets and liabilities recorded for accounting and tax reporting purposes and for the future tax effects of net operating loss carryforwards. We had a significant amount of deferred tax assets as of December 31, 2001, December 31, 2002, and December 31, 2003, and the carrying amounts of those deferred tax assets are subject to management's judgment based on available evidence that realization is more likely than not and they are reduced, if necessary, by a valuation reserve. Based on the generation of significant tax losses in the last two years and on the uncertainty with respect to the generation of taxable income in the near term, a valuation reserve on the net deferred tax assets, except those associated with certain of the Bank's subsidiaries for which realization is more certain than not, has been recognized.

      In the event that all or part of our net deferred tax assets in the future become realizable under U.S. GAAP, an adjustment to our deferred tax assets would be credited to income tax expense in the period the determination was made.

ASSETS NOT RECOGNIZED UNDER U.S. GAAP

      Under U.S. GAAP, the right to purchase the hedge bond is not considered an asset under Financial Accounting Standards Board Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements. Under this concepts statement, assets are defined as "... probable future economic benefits obtained or controlled by an entity as a result of past transactions or events." In addition, one of the three essential characteristics of an asset is that an entity can obtain the benefit and can control others' access to it. As of December 31, 2003, and as of December 31, 2002, the Bank could not obtain the benefit of the hedge bond until the transaction is approved by the

Argentine Central Bank and the Bank remits funds to the Argentine Central Bank. The liability under U.S. GAAP would be recognized when the Bank actually enters into the financing arrangement.

         As of December 31, 2003, under Argentine Banking GAAP, the Bank had recorded under "Intangible Assets" the difference arising from the reimbursement of restructured deposits at the market exchange rate pursuant to amparo claims and the carrying value of these restructured deposits for Ps. 487.0 million. As of December 31, 2002, the value of this difference was Ps. 446.8 million, which had been recorded by the Bank under Argentine Banking GAAP under "Other Receivables from Financial Brokerage." The receivable for differences related to amparo claims does not represent an asset under U.S. GAAP.

ITEM 5B. LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

         As a financial holding company, we generate our net earnings/losses within our operating subsidiaries, including Banco Galicia, our main operating subsidiary. Until 2001, the Bank was the primary source of funds available to the holding company in the form of dividends.

         The Bank's dividend-paying ability was impaired by the effects of the Argentine economic crisis since late 2001 on its income-generation capacity. In addition, like other financial institutions operating in Argentina, the Bank was prohibited from paying dividends by the Argentine Central Bank. Resolution No. 81/02 of the board of directors of the Argentine Central Bank prohibits the Bank from paying dividends for as long as financial assistance from the Argentine Central Bank is outstanding. In addition, the loan agreements entered into by the Bank as part of its foreign debt restructuring limit the Bank's ability to pay dividends on its capital stock. See Item 8. "Financial Information -- Dividend Policy and Dividends -- Dividend Policy."

         Our holding company has not received dividends from the Bank since October 2001. See Item 8. "Financial Information -- Dividend Policy and Dividends -- Dividends."

         The extent to which a banking subsidiary may extend credit or otherwise provide funds to the holding company is limited by Argentine Central Bank rules. For a description of these rules, see Item 4. "Information on the Company -- Argentine Banking System and Regulation -- Argentine Banking Regulation -- Lending Limits."

         Our current policy is to retain earnings to pay for our operating expenses and to support the growth of our business. As of December 31, 2003, we had cash and due from banks of Ps. 1.16 million and short-term investments of Ps. 21.54 million.

         Our holding company holds US$43 million of subordinated negotiable obligations issued by Galicia Uruguay and US$100 million of subordinated negotiable obligations issued by Banco Galicia in exchange for the 149 million preferred shares issued by us in connection with the Bank's foreign debt restructuring. Both of these debt instruments pay semiannual interest. We use these interest payments to pay our operating expenses.

         Our holding company does not have any financial debt outstanding.

         Each of our subsidiaries is responsible for its own liquidity management.

         During 2001 and especially as a result of the outbreak of the Argentine crisis in late 2001 and the perpetuation of a crisis environment in 2002, like most Argentine companies, the Bank became unable to fund itself in the local and international financial capital markets. The Bank's ability to raise funds in the local and international markets declined substantially during 2001, practically disappeared by late 2001 and remained substantially limited during 2002 and 2003, except for its ability to raise short-term deposits in the Argentine market.

         The default on most of the Bank's outstanding debt obligations in 2002, coupled with other effects of the Argentine crisis on us, including the overall deterioration of our loan portfolio, severely impacted our financial condition. As described under Item 4. "Information on the Company -- Business Overview -- Banco Galicia --

Galicia Capitalization and Liquidity Plan" and Item 4. "Information on the Company -- Business Overview -- Banco Galicia -- Banco Galicia's Strategy," to address its constraints and maintain its viability during this difficult period, the Bank ceased payments on its financial debt obligations and implemented the Galicia capitalization and liquidity plan in 2002. The plan's measures were aimed at restoring the Bank's liquidity in the short term, at significantly reducing operating costs (including streamlining its operations) and at restructuring its foreign debt, including deposits of foreign branches and subsidiaries, in a manner consistent with the Bank's repayment capacity in the post-crisis financial environment. In 2002, the Bank restructured the financial debt of its former New York branch and the deposits of Galicia Uruguay. In addition, the Bank focused on maximizing collections from its existing loan portfolio. In 2003, the Bank continued to focus on cost control and maximizing collections from its existing loan portfolio and on seeking to restructure the foreign indebtedness of the Bank's head office in Argentina and that of its Cayman branch, as well as the Bank's debt with the Argentine Central Bank, as described in this annual report. In the second half of 2002, the Bank's deposits began to increase, a trend that continued in 2003. As a result, the Bank's liquidity increased in 2002 and 2003, but was nevertheless insufficient to cover its operating expenses and financial commitments in accordance with their contractual terms. On May 18, 2004, the Bank completed its foreign debt restructuring.

         In light of economic conditions in Argentina, it is unlikely that any long-term financing will be available to us or to the Bank for the foreseeable future. Management believes that in 2004 our holding company will fund its cash needs arising from capital expenditures and financial commitments with cash derived from our operations and the proceeds of the Galicia Uruguay and Banco Galicia securities described above and that in 2004 Banco Galicia will fund its cash needs arising from capital expenditures and financial commitments (after the recent restructuring) at their current contractual maturity with the cash derived from its operations, mainly by means of growth of its deposit base, liquidity reserves and proceeds from its loan portfolio and government securities. At the same time, the Bank will continue to focus on cost control.

         As of December 31, 2003, on a consolidated basis, we had Ps. 826.2 million in available cash (defined as total cash on hand and cash equivalents).

         Galicia Uruguay's activities were suspended in 2002 and remain suspended as of the date of this annual report, and Galicia Cayman is in provisional liquidation. See Item 4. "Information on the Company -- Business Overview -- Banco Galicia -- Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd." Galicia Uruguay's consolidated liquidity amounted as of December 31, 2003, to Ps. 17.6 million of cash, mainly comprising deposits at the Central Bank of Uruguay and short-term placements in correspondent banks. These funds were not available to us on a consolidated basis because they were reserved for the payment of Galicia Uruguay's and Galicia Cayman's restructured deposits.

         For a discussion of the Bank's liquidity management, see " -- Banco Galicia (Unconsolidated) Liquidity Management" below.

CONSOLIDATED CASH FLOWS

         Our consolidated statements of cash flows were prepared using the measurement methods prescribed by the Argentine Central Bank, but in accordance with the presentation requirements of Statement of Financial Accounting Standards No. 95, Statement of Cash Flows (SFAS 95). SFAS 95 establishes specific presentation requirements and additional disclosures but does not provide guidance with respect to inflation-adjusted financial statements. In our cash flow statements, the effect of inflation restatements and foreign exchange gains and losses on cash flow related to financing and operating activities has been included in the line item "Monetary Loss," and the effect of inflation on cash balances has been included in a separate line item after cash flows from investing activities. See our consolidated cash flow statements as of and for the fiscal years ended December 31, 2003, and December 31, 2002, included in this annual report.

         At the close of fiscal year 2003, our available cash (and cash equivalents) had increased in the amount of Ps. 249.3 million from Ps. 576.8 million of available cash (and cash equivalents) at the close of the prior fiscal year, representing an increase of 43.2%. This increase occurred despite our Ps. 217.1 million net loss for fiscal year 2003.

         The increase in our available cash in fiscal year 2003 is explained by the following changes, classified by type of cash-providing or cash-using activity:

         - the net use of cash by operating activities in the amount of Ps. 409.8 million. This amount results from adding or subtracting to the Ps. 217.1 million net loss for the fiscal year (i) all of the income statement items that did not represent a decrease or increase, respectively, in cash and
                  (ii) all transactions related to operating activities that involve an increase or a decrease in cash. During 2003, the items that did not represent a decrease in cash available and that therefore must be added to the fiscal year net loss were
                  (i) depreciation and amortization of fixed assets and intangible assets for Ps. 215.9 million; (ii) an increase in allowances for loans and other losses, net of reversals, for Ps. 118.9 million; and (iii) the Ps. 102.7 million increase in assets in connection with the recording of the compensation for asymmetric indexation. The items that did not represent an increase in cash and that therefore must be subtracted to the fiscal year's net loss were (i) a Ps. 324.1 million increase in assets due to the CER adjustment accrued and (ii) the Ps.
                  90.2 million decrease in the receivable for the compensatory bond related to the adjustment that the Bank made to the carrying value of compensation to be received for asymmetric pestification. In addition, the following items generated cash movements: Ps. 309.2 million was used to increase government securities (Lebac), and Ps. 33.6 million was provided in connection with the decrease in other assets net of the decrease in other liabilities, primarily representing interest on these assets and liabilities and fees collected or paid, respectively.

         - the net generation of cash by investing activities in the amount of Ps. 695.6 million, mainly attributable to the net effect of: (i) the increase in available cash for Ps. 800.5 million as a result of a net decrease in the Bank's loan portfolio, reflecting primarily a decrease in Galicia Uruguay's loan portfolio ; and (ii) a Ps. 90.9 million net use of cash applied to an increase in fixed assets.

         - the net use of cash by financing activities in the amount of Ps. 31.6 million, mainly attributable to: (i) a Ps. 782.7 million increase in cash generated by an increase in deposits. This increase is net of the payment by Galicia Uruguay and Galicia Cayman, during 2003, of the first and second installments contemplated in the deposit restructuring agreements reached with depositors; (ii) a Ps. 537.1 million amortization of long term indebtedness, reflecting mainly the payments by Galicia Uruguay of negotiable obligations issued by this company to restructure its deposits, which payments corresponded to the above mentioned first and second installments contemplated in the deposit restructuring agreement reached with depositors, the payment made by Galicia Uruguay to settle the exchange offered to customers in 2003 of restructured deposits for different alternatives, including a cash payment; and (iii) payments made by the Bank's Argentine operation in connection with the financial assistance for liquidity support owed to the Argentine Central Bank, mainly corresponding to the payment of interest, in the amount of Ps.
                  252.6 million.

         Fiscal year 2002 Compared to Calendar 2001

         As of December 31, 2002, our available cash (and cash equivalents) amounted to Ps. 576.8 million, Ps. 563.1 million lower than the Ps. 1,139.9 million as of December 31, 2001. The decrease in our available cash in fiscal year 2002 is explained by the following changes, classified by type of cash-providing or cash-using activity:

         -        the use of cash by operating activities in the amount of Ps.
                  936.3 million. This amount results from net losses of Ps. 1,471.5 million during the fiscal year, to which the following noncash income statement items must be added: (i) the Ps. 2,081.7 million increase in allowances for loans and other losses, net of reversals, primarily due to the deterioration of our loan portfolio; (ii) the monetary loss amounting to Ps. 1,579.8 million due to the effect of inflation on our net liquid asset position and to the high inflation rate of the year (approximately 118.44%); and (iii) a Ps. 419.1 million increase in other assets. In addition, the following noncash items must be deducted: (ii) the absorption of losses with the balance of the Unrealized Valuation Difference account, for Ps. 1,370.0 million; (ii) the recording of unrealized foreign exchange gains for Ps. 516.9 million, (iii) the Ps. 1,630.6 million increase in assets due to the CER adjustment accrued; and (iv) a Ps. 254.4 million decrease in other liabilities.

         - the generation of cash by investing activities in the amount of Ps. 2,616.3 million, substantially all of which were attributable to the collection of loans. The Bank significantly reduced its loan origination activities in 2002 due to the economic crisis in Argentina and its lack of funding sources.

         -        the use of cash by financing activities in the amount of Ps.
                  1,555.8 million. This amount was mainly attributable to: (i) a Ps. 6,016.7 million net decrease in our deposits, reflecting payments on deposits; (ii) a Ps. 3,397.1 million net increase in funds from short-term borrowings, mainly reflecting net proceeds from the Argentine Central Bank financial assistance; and (iii) a Ps. 1,112.5 million net increase in repurchase agreements, also reflecting an increase in borrowings from the Argentine Central Bank.

BANCO GALICIA CONSOLIDATED LIQUIDITY GAPS

         Liquidity risk is the risk that liquid assets are not available for the Bank to meet financial commitments at contractual maturity, take advantage of potential investment opportunities, and meet demand for credit.

         To monitor and control liquidity risk, the Bank monitors and systematically calculates the gaps between financial assets and liabilities maturing within set time intervals based on contractual maturity. All of the deposits in current accounts and other demand deposits and deposits in savings accounts are included in the first time interval. These figures are used to simulate different liquidity crisis scenarios based on assumptions stemming from historical experience.

         As of December 31, 2003, the gaps between maturities of the Bank's financial assets and liabilities based on contractual maturity were as follows:

                                                                              AS OF DECEMBER 31, 2003 (1)
                                              -------------------------------------------------------------------------------------
                                               LESS THAN                                  OVER 10         UNDER
                                                ONE YEAR    1 - 5 YEARS  5 - 10 YEARS      YEARS      RESTRUCTURING        TOTAL
                                                --------    -----------  ------------      -----      -------------        -----
                                                                       (in millions of pesos, except ratios)
ASSETS
 Cash and Due from Banks...................   Ps.   660.6             -             -             -              -      Ps.   660.6
 Argentine Central Bank - Escrow Accounts..         227.5             -             -             -              -            227.5
 Overnight Placements......................          15.2             -             -             -              -             15.2
 Loans.....................................       2,052.8   Ps. 1,336.3   Ps. 5,183.7   Ps. 2,053.9              -         10,626.7
 Government Securities.....................         375.1       3,041.0       3,033.6             -   Ps.    819.1 (2)      7,268.8
 Corporate Debt Securities.................          88.3             -             -           5.0            8.8            102.1
 Financial Trusts (Galtrust I, II and V -
   Galicia Mortgage Loans Trust)...........           3.6         181.1         352.7         321.2              -            858.6
 Financial Trusts (Special Fund Former
   Almafuerte and Mendoza Banks)...........             -         271.0             -             -              -            271.0
 Assets under Financial Lease..............           8.9          13.1           2.5             -              -             24.5
 Secured Loans Granted as Collateral of
   the FFAEFyS Loan........................             -             -         173.6             -              -            173.6
   TOTAL ASSETS............................   Ps. 3,432.0   Ps. 4,842.5   Ps. 8,746.1   Ps. 2,380.1   Ps.    827.9      Ps.20,228.6
LIABILITIES
 Saving Accounts...........................   Ps. 1,121.6             -             -             -              -      Ps. 1,121.6

                                                                            AS OF DECEMBER 31, 2003 (1)
                                            -------------------------------------------------------------------------------------
                                             LESS THAN                                      OVER 10       UNDER
                                              ONE YEAR     1 - 5 YEARS    5 - 10 YEARS       YEARS     RESTRUCTURING       TOTAL
                                              --------     -----------    ------------       -----     -------------       -----
                                                                  (in millions of pesos, except ratios)
Demand Deposits..........................       1,035.7              -               -             -              -         1,035.7
Time Deposits............................       1,893.7    Ps.   550.0     Ps.   412.1             -              -         2,855.8
Restructured Deposits and CEDROS.........         320.5          164.8            72.0             -              -           557.3
Lines of Credit - Domestic Banks.........           3.9           29.8               -             -              -            33.7
Argentine Central Bank ..................         258.1        2,883.5         4,948.4             -              -         8,090.0
Negotiable Obligations...................         123.6          786.4           461.4             -              -         1,371.4
Foreign Debt being Restructured .........             -              -               -             -    Ps. 3,958.6(3)      3,958.6
Other Borrowings.........................          48.0           99.4             3.5             -              -           150.9
Creditors Resulting from Assets under
Financial Leases.........................           7.4            8.2             2.5             -              -            18.1
Other Liabilities (4)....................         376.5          319.5             6.6             -           38.8(5)        741.4
  TOTAL LIABILITIES......................   Ps. 5,189.0    Ps. 4,841.6     Ps. 5,906.5             -    Ps. 3,997.4     Ps.19,934.5
                                            -----------    -----------     -----------       -------    -----------     -----------
Asset / Liability Gap....................      (1,757.0)           0.9         2,839.6       2,380.1       (3,169.5)          294.1
Cumulative Gap...........................      (1,757.0)      (1,756.1)        1,083.5       3,463.6          294.1           294.1
Ratio of Cumulative Gap to Cumulative
  Liabilities............................         (33.9)%        (17.5)%           6.8%         21.7%           1.5%
Ratio of Cumulative Gap to Total
  Liabilities............................          (8.8)%         (8.8)%           5.4%         17.4%           1.5%
                                            -----------    -----------     -----------       -------    -----------     -----------

(1)  Principal only. Does not include interest.

(2) Represents the Bank's holdings of Argentine Republic External Notes, currently comprised in the sovereign'sdebt restructuring.

(3) Aggregate principal amount of foreigndebt of the Bank's head office in Argentina and of its Cayman branch subject to restructuring, which was completed on May 18, 2004.

(4) Includes debt with a local bank (Banco de Inversion y Comercio Exterior), debt with Sedesa and the FFAEFyS, debt with retailers due to credit card operations, negotiable obligations of the regional credit card companies and miscellaneous liabilities.

(5) Includes debt with Banco de Inversion y Comercio Exterior and negotiable obligations of the regional credit card companies.

         In the table above, assets and liabilities in payment default as of December 31, 2003, were included in the column under the heading "under restructuring," including the Bank's foreign debt, the restructuring of which was completed on May 18, 2004.

         The Bank has established a limit for the ratio of "cumulative gap" to "total liabilities" of 25% for the "less than one year" negative gap. The table above shows that the Bank was in compliance with this limit as of December 31, 2003. It should be noted that the restructuring of the foreign debt of the Bank's head office and its Cayman branch, completed on May 18, 2004, does not affect this ratio because the new debt issued by the Bank is long-term debt maturing in more than one year, except for US$26.6 million in trade debt, which is to be repaid over 12 months beginning in June 2004, and debt that did not participate in the restructuring (US$22.9 million in aggregate principal as of May 18, 2004). The latter is not expected to generate material cash payments in 2004.

BANCO GALICIA (UNCONSOLIDATED) LIQUIDITY MANAGEMENT

         The following discussion of the Bank's liquidity management excludes the consolidated companies.

         Banco Galicia's policy is to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, to take advantage of potential investment opportunities and to meet demand for credit. To set the appropriate level, forecasts are made based on historical experience and analysis of possible scenarios. This enables management to project funding needs and alternative funding sources, as well as excess liquidity and placement strategies for such funds.

         As of December 31, 2003, the Bank's liquidity structure in Argentina was as follows:

                                                  AS OF DECEMBER 31, 2003
                                                  -----------------------
                                                   (in millions of pesos)
Legal Requirement......................                   Ps. 777.0
Excess Liquidity.......................                       177.5
                                                          ---------
TOTAL LIQUIDITY (1) ...................                   Ps. 954.5
                                                          =========

(1) Excludes cash of Galicia Uruguay, the Cayman branch and related companies.

         Legal liquidity refers to the "minimum cash requirements" set by regulations of the Argentine Central Bank minus the permitted reduction in the requirement in the amount of the balance of the "Special Fund Former Almafuerte and Mendoza Banks" (Argentine Central Bank Resolution No. 36/03).

         Excess liquidity consists of overnight placements in foreign banks, checks purchased, short-term loans to prime companies, Lebac (in each case for the last three items, with an average life not exceeding 30 days) and the balances held at the Argentine Central Bank in excess of the minimum cash requirements.

         The legal requirements comprised the minimum cash requirements and the "minimum placement requirements" until November 2003, when Argentine Central Bank Communique "A" 4032 repealed the latter and unified the minimum cash requirements for peso- and dollar-denominated assets and liabilities. At the close of fiscal year 2003, the percentages of the minimum cash requirements applicable by virtue of Argentine Central Bank Communique "A" 4051 were as follows:

         -        demand deposits: 20%

         - time deposits and CEDROs (by remaining maturity): up to 29 days: 18%; from 30 to 59 days: 14%; 60 to 89 days: 10%; 90 to
                  179 days: 5%; 180 to 365 days: 3%; and more than 365 days: 0%.

         The assets computable for compliance with this requirement are technical cash, which comprises bills and coins, the balances of peso- and dollar-denominated deposit accounts at the Argentine Central Bank and the escrow accounts held at the Argentine Central Bank in favor of clearinghouses.

         The Bank's management has defined a total liquidity objective, which was determined based on the analysis performed on the behavior of the Bank's deposits during the crisis that affected the financial system at the end of 2001 and during the first half of 2002 (considered as the "worst-case" scenario). Two liquidity levels were defined: "operational liquidity" (to address the Bank's daily operations) and "additional liquidity" (excess amount available at any possible crisis). Deposits were classified into "wholesale deposits" (deposits raised by the trading desk) and "retail deposits."

         "Operational liquidity" was established at 7% of retail demand deposits and term deposits maturing in less than 10 days, plus the balance in the escrow accounts held at the Argentine Central Bank and balances in correspondent banks.

         "Additional liquidity" is variable depending on the remaining maturity of total deposits, including CEDROs. As a result of the analysis performed, the Bank defined a floor for "additional liquidity" at 60% of the necessary funds to bear the worst-case scenario. "Additional liquidity" included in the table above amounted to Ps. 718.3 million, reaching 66.7% of the worst-case scenario percentage in excess of the policy determined by the Bank.

CAPITAL

         Our capital adequacy is not under the supervision of the Argentine Central Bank.

         Our capital management policy is designed to ensure prudent levels of capital.

         We, as well as our controlled companies, except for Banco Galicia and the affiliates of Sudamericana Holding S.A. mentioned in the paragraph below, are regulated by the Commercial Companies' Law. That statute provides that the capital of a corporation cannot be less than Ps. 12,000.

         The insurance companies held by Sudamericana Holding S.A. are Galicia Vida Compania de Seguros S.A., Galicia Retiro Compania de Seguros S.A., Galicia Patrimoniales Compania de Seguros S.A. and Instituto de Salta Compania de Seguros de Vida S.A. These companies meet the minimum capital requirements set by General Resolution No. 25,804 of the National Insurance Superintendency. See
Item 4. "Information on the Company -- Minimum Capital Requirements of Nonbanking Companies."

         As of December 31, 2003, the computable capital of the companies held by Sudamericana Holding S.A. exceeded the minimum requirement of Ps. 11.7 million by Ps. 19.6 million, representing an excess of approximately 167%.

         Sudamericana Holding S.A. also holds interests in Medigap Salud S.A. (formerly, Hartford Salud S.A.) and Sudamericana Asesores de Seguros S.A. Both companies are regulated by the Commercial Companies' Law. Sudamericana Asesores de Seguros S.A. is also regulated by the National Insurance Superintendency.

         The following table analyzes our capital resources as of the dates indicated.

                                                                         GRUPO GALICIA
                                                   -------------------------------------------------------
                                                                      AS OF DECEMBER 31,
                                                   -------------------------------------------------------
                                                         2003                      2002           2001
                                                         ----                      ----           ----
                                                   (in millions of              (in millions of February
                                                     pesos, except              28, 2003, constant pesos,
                                                   ratios, multiples            except ratios, multiples
                                                    and percentages)                and percentages)
Shareholders' Equity ..........................       Ps. 1,462.3              Ps. 1,638.7     Ps. 3,103.5
Shareholders' Equity as a Percentage of Total
  Assets ........................................            6.39%                    6.86%          11.13%
Total Liabilities as a Multiple of Total                    14.66x
  Shareholders'  Equity..........................                                    13.59x           7.98x
Tangible Shareholders' Equity(1) as a                        3.21%
Percentage of Total Assets.......................                                     5.51%           9.35%
Total Capital Ratio..............................               -                        -               -
Excess Capital over Required Minimum Capital.....               -                        -               -
                                                      -----------              -----------     -----------

(1) Tangible shareholders' equity represents shareholders' equity minus intangible assets.

         The Argentine Central Bank supervises the capital adequacy of Banco Galicia on an unconsolidated basis and consolidated with its significant subsidiaries, Galicia Uruguay and the five regional credit card companies that Banco Galicia controls. The Argentine Central Bank's minimum capital requirement regime was suspended during the whole of 2002. In June 2003, the Argentine Central Bank issued a new minimum capital requirement regime, which became effective on January 1, 2004. The Bank has been in compliance with this new capital adequacy regime in 2004. See Item 4. "Information on the Company -- Argentine Banking System and Regulation -- Argentine Banking Regulation -- Capital Adequacy Requirements." For more information on Banco Galicia's capital adequacy, see Item 4. "Information on the Company -- Selected Statistical Information -- Regulatory Capital."

CAPITAL EXPENDITURES

         For a description of our capital investments and capital expenditures in 2003 and our capital commitments for 2004, see Item 4. "Information on the Company -- Capital Investments and Divestitures."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

OUR BOARD OF DIRECTORS

         Our ordinary shareholders' meeting took place on April 22, 2004. The following table sets out the members of our board of directors as of April 22, 2004, all of whom are resident in Buenos Aires, Argentina, the positions they hold within Grupo Galicia, their dates of birth, their principal occupations and when their terms end.

                                                                                        PRINCIPAL           CURRENT
         NAME                        POSITION                   DATE OF BIRTH          OCCUPATION          TERM ENDS
----------------------    -------------------------------     -----------------       -------------      --------------
Antonio Garces            Chairman of the Board and Chief     May 30, 1942            Banker             April 23, 2005
                          Executive Officer
Federico Braun            Vice-Chairman                       February 4, 1948        Businessman        April 23, 2005
Abel Ayerza               Director                            May 27, 1939            Businessman        April 23, 2006
Eduardo J. Zimmermann     Director                            January 3, 1931         Businessman        April 23, 2006
Silvestre Vila Moret      Director                            April 26, 1971          Businessman        April 23, 2005
Marcelo L.S. Tonini       Director                            March 11, 1931          Businessman        April 23, 2006
Pablo Gutierrez           Alternate Director                  December 9, 1959        Banker             April 23, 2006
Pedro Richards            Alternate Director                  November 14, 1952       Businessman        April 23, 2006
Maria Ofelia              Alternate Director                  December 30, 1920       Businesswoman      April 23, 2005
Hordenana de Escasany
Luis Sila Monsegur        Alternate Director                  August 15, 1936         Accountant         April 23, 2005
Alejandro Maria Rojas     Alternate Director                  July 17, 1937           Attorney           April 23, 2005
Lagarde
Sergio Grinenco           Alternate Director                  May 26, 1948            Banker             April 23, 2006

         Antonio Roberto Garces: Mr. Garces obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 1959. Mr. Garces is also the president of Banco Galicia and Gal Mobiliaria S.A. de Ahorro para Fines Determinados and a lifetime trustee of the Fundacion Banco de Galicia y Buenos Aires.

         Federico Braun: Mr. Braun obtained a degree in industrial engineering at the School of Engineering of the Universidad de Buenos Aires. He was associated with the Bank from 1984 to 2002. Mr. Braun is president of Codigo S.A., Batel Forestal S.A., Campos de la Patagonia S.A., Garabi Forestal S.A., Martseb S.A., Pablo Lafont S.A., Estancia Anita S.A., and S.A. Importadora y Exportadora de la Patagonia; vice president of Club de Campo "Los Pinguinos" S.A., Inmobiliaria y Financiera "La Josefina" S.A., Asociacion de Supermercados Unidos and Mayoristanet.com S.A.; a Director of Asociacion Empresaria Argentina and a lifetime trustee of the Fundacion Banco de Galicia y Buenos Aires.

         Abel Ayerza: Mr. Ayerza obtained a degree in business administration at the Universidad Catolica Argentina. He was associated with the Bank from 1966 to 2002. Mr. Ayerza is president of Aygalpla S.A. and a lifetime trustee (and second vice president) of the Fundacion Banco de Galicia y Buenos Aires.

         Eduardo Jesus Zimmermann: Mr. Zimmermann obtained a degree in banking management at the Universidad Argentina de la Empresa. He was associated with the Bank from 1958 to 2002, including his service as a member of the Bank's board of directors from 1975 to 2002. Mr. Zimmermann is a lifetime trustee of the Fundacion Banco de Galicia y Buenos Aires.

         Silvestre Vila Moret: Mr. Vila Moret studied banking administration at the Universidad Catolica Argentina. He was associated with the Bank from 1997 to 2002. Mr. Vila Moret is president of Inversora en Servicios S.A. and vice president of El Benteveo S.A. Mr. Vila Moret is the grandson of Maria Ofelia Hordenana de Escasany.

         Marcelo Lorenzo Silvio Tonini: Mr. Tonini obtained a degree in banking management at the Universidad Argentina de la Empresa. He held a variety of positions at Banco Galicia beginning in 1963, including serving as a member of the board of directors of the Bank from 1985 to 1998. Currently, Mr. Tonini is president of Maradona S.A. and a lifetime trustee of the Fundacion Banco de Galicia y Buenos Aires.

         Pablo Gutierrez: Mr. Gutierrez obtained a degree in business administration from the Universidad de Buenos Aires. Since 1985, he has been associated with Banco Galicia, where he serves as the head of the finance division. Mr Gutierrez is also vice president of Galicia Valores S.A. Sociedad de Bolsa, Galicia Pension Fund Ltd., Argenclear S.A. and Agrogalicia S.A. and alternate director of Sudecor Valores S.A.

         Pedro A. Richards: Mr. Richards obtained a degree in economics from the Universidad Catolica Argentina and holds a master of science in management from the Sloan School of Management at the Massachusetts Institute of Technology. He was a director of the National Development Bank (BANADE). He has been associated with Banco Galicia since 1990. He was a member of the board of directors of Galicia Capital Markets S.A. between 1992 and 1994. Since August 2000, he has been our managing director. Mr. Richards is also vice president of Sudamericana Holding S.A, Galicia Warrants S.A. and Net Investment S.A.

         Maria Ofelia Hordenana de Escasany: Mrs. Hordenana de Escasany held a variety of positions at various subsidiaries of Banco Galicia. Currently, she is president of the Fundacion Banco de Galicia y Buenos Aires and Santamera S.A. and vice president of Santa Ofelia S.A.

         Luis Sila Monsegur: Mr. Monsegur obtained a degree in national public accounting at the Universidad de Buenos Aires. He held a variety of positions at Banco Galicia from 1962 to 1992 and is an alternate trustee of the Fundacion Banco de Galicia y Buenos Aires.

         Alejandro Maria Rojas Lagarde: Mr. Rojas Lagarde obtained a degree in law at the Universidad de Buenos Aires. He held a variety of positions at Banco Galicia beginning in 1963. From 1965 to January 2000, he was responsible for the general counsel office of Banco Galicia. Currently, he is a lifetime trustee of the Fundacion Banco de Galicia y Buenos Aires and a director of Santiago Salud S.A.

         Sergio Grinenco: Mr. Grinenco obtained a degree in economics at the Universidad Catolica Argentina and a master's degree in business administration from Babson College in Wellesley, Massachusetts. He has been associated with the Bank since 1977. Mr. Grinenco is vice president of Banco Galicia, liquidator of Galicia Equity Analysis S.A. "En Liquidacion" and a director of Galicia Valores S.A. Sociedad de Bolsa and Galicia Capital Markets S.A.. Mr. Grinenco is also an alternate trustee of the Fundacion Banco de Galicia y Buenos Aires.

         Our board of directors may consist of between three and nine permanent members; currently it has six members. In addition, the number of alternate directors -- individuals to act in the temporary or permanent absence of a director -- has been set at six. The directors and alternate directors are elected by the shareholders at our annual general shareholders' meeting. Directors and alternate directors may be elected for either a two-or three-year term.

         Some of our directors are directors of Banco Galicia. Some members of our board of directors may serve on the board of directors of any subsidiary we establish in the future.

         Three of our directors are members of the families that are controlling shareholders of Grupo Galicia.

FUNCTIONS OF OUR BOARD OF DIRECTORS

         Members of our board of directors serve on the following committees:

         Audit Committee: In compliance with CNV rules regarding the composition of the audit committee of companies listed in Argentina, which require that the audit committee be comprised of at least three directors, with a majority of independent directors, the board of directors established an audit committee with three members. The ordinary shareholders' meeting held on April 22, 2004, elected Messrs. Eduardo Zimmermann, Marcelo L. S. Tonini and Abel Ayerza as members of the audit committee. Messrs. Zimmermann and Tonini are independent directors under the CNV requirements and as defined by the new Nasdaq rules that become applicable to foreign private issuers like us July 31, 2005. The third member, Mr. Ayerza, a nonindependent director, was appointed to the audit committee by our board of directors. All three members of the audit committee are financially literate and have extensive managerial experience. The board of directors has determined that Mr. Tonini is the financial expert serving on its audit committee.

         The audit committee is primarily responsible for (i) expressing an opinion on the board of directors' proposed independent auditor and ensuring that independence criteria are met; (ii) supervising the reliability of our internal control system, including the accounting system, and of external reporting of financial or other information; (iii) verifying compliance with the applicable conduct rules; (iv) issuing an opinion on related party transactions and disclosing any transaction where a conflict of interest exists with corporate governance bodies and controlling shareholders; and (v) reviewing the annual working plan of our internal and independent auditors, and issuing an opinion thereof. The audit committee has access to all information and documentation that it requires and is broadly empowered to fulfill its duties. For 2004, the audit committee has scheduled at least eight meetings.

         Committee for Information Integrity: This committee was established in response to the U.S. Sarbanes-Oxley Act of 2002. The responsibility of this committee is to review and approve controls over the public disclosure of financial and related information, and other procedures necessary to enable our chief financial officer and chief executive officer to provide their certifications of the annual report that is filed with the U.S. Securities and Exchange Commission. The members are Messrs. Antonio Garces, Pedro Richards, Jose Luis Gentile and Adrian Enrique Pedemonte. In addition, at least one of the members of this committee attends all of the meetings of the Bank's committee for information integrity.

OUR SUPERVISORY COMMITTEE

         Our bylaws provide for a supervisory committee consisting of three members who are called "syndics" and three alternate members who are called "alternate syndics." In accordance with the Argentine Companies Law and our bylaws, the syndics and alternate syndics are responsible for ensuring that all of our actions are in accordance with applicable Argentine law. Syndics and alternate syndics are elected by the shareholders at the annual general shareholders' meeting. Unlike directors, syndics and alternate syndics do not have management functions. Syndics are responsible for, among other things, preparing a report to shareholders analyzing our financial statements for each year and recommending to the shareholders whether to approve such financial statements. Alternate syndics act as alternates in the temporary or permanent absence of a syndic. Currently, there are three syndics and three alternate syndics. Syndics and alternative syndics are elected for a one-year term.

         The following table shows the members of our supervisory committee. Each of our syndics was appointed at the ordinary shareholders' meeting held on April 22, 2004.

                                                         PRINCIPAL           CURRENT TERM
       NAME                        POSITION              OCCUPATION              ENDS
------------------             ----------------      -----------------      --------------
Adolfo Melian                  Syndic                Lawyer                 April 22, 2005
Norberto Corizzo               Syndic                Public Accountant      April 22, 2005
Luis O. Oddone                 Syndic                Public Accountant      April 22, 2005
Miguel N. Armando              Alternate Syndic      Lawyer                 April 22, 2005
Alejandro H. Massa             Alternate Syndic      Public Accountant      April 22, 2005
Miguel C. Maxwell              Alternate Syndic      Public Accountant      April 22, 2005

         Adolfo Hector Melian: Mr. Melian obtained a law degree at the Universidad de Buenos Aires. He has been associated with the Bank since 1970. He served as counsel to the Bank's board of directors until 1975. Mr. Melian is also a syndic of Banco Galicia and Tarjetas del Mar S.A., a lifetime trustee of the Fundacion Banco de Galicia y Buenos Aires and an alternate syndic of Tarjetas Cuyanas S.A., Tarjetas Regionales S.A. and Tarjeta Naranja S.A.

         Norberto Daniel Corizzo: Mr. Corizzo obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since the 1977. Mr. Corizzo is also syndic of Banco Galicia,

Tarjetas Regionales S.A., Tarjetas del Mar S.A., Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Sudecor Valores S.A. Sociedad de Bolsa, Galicia Capital Markets S.A., Galicia Valores S.A. Sociedad de Bolsa, Galicia Factoring y Leasing S.A., Agro Galicia S.A., Net Investment S.A. and Banco Galicia Uruguay S.A.

         Luis Omar Oddone: Mr. Oddone obtained a degree in national public accounting at the Universidad de Buenos Aires. Mr. Oddone is president of La Cigarra S.A., vice president of Scharstorf S.A., syndic of Net Investment S.A., Tradecom Argentina S.A., Tarjetas Regionales S.A, Tarjetas del Mar S.A., Tarjetas Cuyanas S.A., Tarjeta Naranja S.A. and various other Argentine corporations and an alternate syndic of Banco Galicia.

         Miguel Norberto Armando: Mr. Armando obtained a law degree at the Universidad de Buenos Aires. He was first elected a syndic of the Bank in 1986. Mr. Armando is also a director of Arnoar S.A. and an alternate syndic of Banco Galicia, EBA Holding S.A. and Tarjetas del Mar S.A.

         Alejandro H. Massa: Mr. Massa obtained a degree in national public accounting at the Universidad de Buenos Aires in 1978. Mr. Massa is a partner at Deloitte & Co. S.R.L. He is a syndic of numerous companies, including Met AFJP Sudamericana Holdings S.A. and its subsidiaries, Net Investment S.A. and Galicia Warrants S.A., and an alternate syndic of Tarjetas Regionales S.A.

         Miguel C. Maxwell: Mr. Maxwell obtained a degree in national public accounting at the Universidad de Buenos Aires in 1979. Mr. Maxwell has been a partner at Deloitte & Co. S.R.L. since 1986. He is a syndic of numerous companies, including Cobranzas Regionales S.A., Galicia Capital Markets S.A., Galicia Factoring y Leasing S.A., Galicia Retiro Cia. de Seguros S.A., Galicia Vida Cia de Seguros S.A., Galicia Warrants S.A., Net Investment S.A., Sudamericana Holding S.A. and Tarjetas Regionales S.A.

COMPENSATION OF DIRECTORS

         We do not intend to pay fees to the members of our board of directors who are also members of the board of directors of Banco Galicia. Currently, the only compensation paid to the members of our board of directors who are also members of the board of directors of Banco Galicia is paid by Banco Galicia for their services to Banco Galicia. We intend to pay a nominal fee to those members of our board of directors who are not members of the board of directors of Banco Galicia as compensation for their services. Because we recorded a loss this fiscal year, we did not pay any fees to such directors this year. For a description of the amounts to be paid to the board of directors of Banco Galicia, see " -- Compensation of Banco Galicia's Directors" below.

         We do not maintain a stock-option, profit-sharing or pension plan or any other retirement plan for the benefit of our directors, nor do our directors qualify for benefits upon termination of employment.

         In connection with the Bank's foreign debt restructuring, we agreed to limit the amounts paid to the members of our board of directors during any fiscal year and agreed not to make any payments to our management in excess of market compensation. See Item 10. "Additional Information -- Material Contracts."

MANAGEMENT OF GRUPO GALICIA

         Grupo Galicia's organizational structure consists of a managing director, who reports to the board of directors, and two managers who report directly to the managing director, the financial and accounting manager and the investor relations manager.

         The managing director's main function is implementing policies defined by our board of directors and to oversee the financial and accounting department and investor relations.

         The financial and accounting manager is mainly responsible for assessing current and potential investments, (e.g., suggesting whether we should invest or divest our position in various companies or businesses). His department also plans and coordinates our administrative services and financial resources in order to ensure their proper management. His department is also responsible for meeting requirements set by several controlling bodies, complying with information requirements and for internal controls and budgeting. Our financial and accounting manager is Jose Luis Gentile, who was born March 15, 1956.

         The investor relations manager is in charge of the functions related to communication channels and services to local and foreign institutional investors as well as retail investors and research analysts and follow-up of their opinions. He prepares periodic reports with respect to our capital stock, evolution of and trading volume. Our investor relations manager is Pablo Eduardo Firvida, who was born March 17, 1967.

         We do not maintain a stock-option, profit-sharing or pension plan or any other retirement plan for the benefit of our management, nor does our management qualify for benefits upon termination of employment.

BOARD OF DIRECTORS OF BANCO GALICIA

         The ordinary and extraordinary shareholders' meeting held on April 29, 2004, established the size of the Bank's board of directors at eight members and five alternate directors. The following table sets out the members of our board of directors as of April 29, 2004, all of whom are resident in Buenos Aires, Argentina, the years of appointment, position currently held by each of them, their dates of birth, their principal occupations and when their term ends. The business address of the members of the board of directors is Tte. General J. D. Peron 407, (C1038AAI) Buenos Aires, Argentina.

                               YEAR OF             PRINCIPAL                  DATE OF         CURRENT
          NAME               APPOINTMENT           POSITION                    BIRTH         OCCUPATION        TERM ENDS
------------------------     -----------   -------------------------     ------------------  ----------    -----------------
                                           Chairman of the Board and
Antonio R.  Garces           2001          Chief Executive Officer       May 30, 1942        Banker        December 31, 2005

                                           Vice-Chairman and Chief
Sergio Grinenco              2003          Financial Officer             May 26, 1948        Banker        December 31, 2005

Enrique M.  Garda
Olaciregui                   2003          Director and Secretary        April 29, 1946      Banker        December 31, 2004

Daniel A.  Llambias          2004          Director                      February 8, 1947    Banker        December 31, 2006

Luis M.  Ribaya              2003          Director                      July 17, 1952       Banker        December 31, 2004

Guillermo J.  Pando          2003          Director                      October 23, 1948    Banker        December 31, 2004

Eduardo O. Del Piano (1)
(2)                          2004          Director                      May 12, 1938        Accountant    December 31, 2006

Pablo M.  Garat (1) (2)      2004          Director                      January 12, 1953    Lawyer        December 31, 2006

Guillermo A.  Laje           2003          Alternate Director            September 26, 1956  Banker        December 31, 2005

Eduardo A.  Fanciulli        2004          Alternate Director            April 10, 1951      Banker        December 31, 2006

Juan C.  Fossatti            2003          Alternate Director            September 11, 1955  Banker        December 31, 2005

Osvaldo H.  Canova (1)       2004          Alternate Director            December 8, 1934    Accountant    December 31, 2006

Julio P.  Naveyra (1)        2004          Alternate Director            March 24, 1941      Accountant    December 31, 2006

---------------------

(1) Authorization from the Argentine Central Bank to assume their positions is pending.

(2) In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Messrs. Eduardo O. Del Piano and Pablo M. Garat are independent and were elected at the ordinary shareholders' meeting held on April 29, 2004, as members of the audit committee. Messrs. Del Piano and Garat are also independent in accordance with the new Nasdaq rules.

         The following are the biographies of the members of the board of directors of the Bank:

         Antonio Roberto Garces: Mr. Garces obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 1959. Mr. Garces is also the president of Gal Mobiliaria S.A. de Ahorro para Fines Determinados and Grupo Galicia and a lifetime trustee of the Fundacion Banco de Galicia y Buenos Aires.

         Sergio Grinenco: Mr. Grinenco obtained a degree in economics at the Universidad Catolica Argentina and a master's degree in business administration from Babson College in Wellesley, Massachusetts. He has been associated with the Bank since 1977. Mr. Grinenco is vice president of Banco Galicia, liquidator of Galicia Equity Analysis S.A. "En Liquidacion" and a director of Galicia Valores S.A. Sociedad de Bolsa and Galicia Capital Markets S.A.. Mr. Grinenco is also an alternate trustee of the Fundacion Banco de Galicia y Buenos Aires.

         Enrique M. Garda Olaciregui: Mr. Garda Olaciregui obtained a degree in law at the Universidad del Salvador, a master degree in finance from Universidad del CEMA and a master degree in Management Law at the Universidad Austral. He has been associated with the Bank since 1970. Mr. Garda Olaciregui is also an alternate trustee of the Fundacion Banco de Galicia y Buenos Aires.

         Daniel Antonio Llambias: Mr. Llambias obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 1964. Mr. Llambias is president of Galicia Factoring y Leasing S.A., Sudecor Valores S.A., Galicia Capital Markets S.A. and Agro Galicia S.A. He is also a director of Gal Mobiliaria S.A. de Ahorro para Fines Determinados and Galicia Valores S.A. Sociedad de Bolsa, delegate of the shareholders meeting's of Automovil Club, and an alternate trustee of the Fundacion Banco de Galicia y Buenos Aires.

         Luis Maria Ribaya: Mr. Ribaya obtained a law degree from the Universidad de Buenos Aires. He has been associated with the Bank since 1971. Mr. Ribaya is the president of Argencontrol S.A. and Galicia Valores S.A. Sociedad de Bolsa, vice president of Sudecor Valores S.A., president of Mercado Abierto Electronico S.A., a director of Galicia Capital Markets S.A. and Agro Galicia S.A., and an alternate trustee of the Fundacion Banco de Galicia y Buenos Aires.

         Guillermo Juan Pando: Mr. Pando has been associated with the Bank since 1969. He is president of Tarjetas Regionales S.A., Galicia Pension Fund Ltd. and Galicia Warrants S.A., vice president of Gal Mobiliaria S.A. Sociedad de Ahorro para Fines Determinados, a director of Agro Galicia S.A., Galicia Capital Markets S.A., Galicia Factoring y Leasing S.A., Tarjetas del Mar S.A., a liquidator of Galicia Equity Analysis S.A. "En Liquidacion," alternate director of Electrigal S.A. and Distrocuyo S.A. and an alternate trustee of the Fundacion Banco de Galicia y Buenos Aires.

         Eduardo Oscar Del Piano: Mr. Del Piano obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 2004. Mr. Del Piano is also an independent auditor of Fundacion Sociedad Rural, Sociedad Rural Argentina, Establecimientos Ortopedicos Argentina S.A., Sanatorio Otamendi Miroli S.A., Fundacion Jose Maria Aragon, Asociacion Argentina de Polo, Asociacion Argentina de Ortopedia y Traumatologia and syndic of Servicios de Salud S.A., CCI Construcciones S.A., La Rural de Palermo S.A. and OGDEN-Rural S.A.

         Pablo Maria Garat: Mr. Garat obtained a degree in law at the Universidad de Buenos Aires. He has been associated with the Bank since 2004. Mr. Garat has been an official representative of the Province of Tierra del Fuego, advisor to the Argentine Senate, and he currently develops its professional independent activity at his own law firm.

         Guillermo A. Laje: Mr. Laje joined the Bank in September 1997. Prior to such time, he has been employed at the former Banco Frances del Rio de la Plata since 1983. Mr. Laje is president of Sudamericana Holding S.A., vice president of Tarjetas Regionales S.A. and Visa Argentina S.A., and a director of Banelco S.A., Tarjetas Cuyanas S.A. and Tarjeta Naranja S.A.

         Eduardo Antonio Fanciulli: Mr. Fanciulli obtained a degree in business administration from the Universidad de Buenos Aires. He has been associated with the Bank since 1983. Mr. Fanciulli is a director of Galicia Capital Markets S.A. and Galicia Factoring y Leasing S.A.

         Juan Carlos Fossatti: Mr. Fossatti obtained a law degree from Universidad de Buenos Aires, he graduated as Doctor at the Universidad de la Republica de la Ciudad de Montevideo (Uruguay). He has been associated with the Bank since the June 6, 2002, when he was elected at the annual shareholders' meeting. Mr. Fossatti is also a director of Tierras del Bermejo S.A. and Barlocher do Brazil S.A. (Sao Paulo - Brazil).

         Osvaldo Hector Canova: Mr. Canova obtained a degree in accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 2004. Mr. Canova has been a member of Harteneck, Lopez y Cia. (now PricewaterhouseCoopers) and Mcduliffe, Turquan Young. Mr. Canova is also alternate director of Telecom Argentina S.A.

         Julio Pedro Naveyra: Mr. Naveyra obtained a degree in accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 2004. Mr. Naveyra has been a member of Harteneck, Lopez y Cia. (now PricewaterhouseCoopers). He is also syndic of S.A. La Nacion, Supermercados Makro S.A., IDEA S.A. and Transener S.A. and director of Telecom Personal S.A., Publicom S.A. Gas Ban S.A. and Telecom Argentina S.A.

FUNCTIONS OF THE BOARD OF DIRECTORS OF BANCO GALICIA

         The board of directors may consist of three to nine permanent members. In addition, there can be one or more alternate directors who can act during the temporary or permanent absence of a director. Currently, there are five alternate directors. As of the date of this annual report, six directors and two of the five alternate directors were engaged on a full time basis in the day-to-day operations of the Bank. Messrs. Fossatti, Del Piano, Garat, Canova and Naveyra are not employees of the Bank.

         The Bank's board of directors meets formally twice each week and informally on a daily basis. The board of directors is responsible for all of the major decisions, including those relating to credit, the Bank's securities portfolio, the design of the branch network and entering into new businesses.

         Members of the Bank's board of directors serve on the following committees:

         Risk Management Committee: This committee establishes general limits (regulatory and internally determined by the Bank), and verifies its compliance on credit risk, cross-border exposure, currency risk, interest-rate risk, liquidity, market exposure and securities position, among others. This committee meets at least once every two months. Six directors and the risk management manager are members of the risk management committee.

         The Credit Committee: This committee is composed of four directors and the manager of the credit division (or, alternatively, the manager of the corporate credit department). The following officers participate on this committee depending on the type of account under analysis: (i) the manager of the wholesale banking division (or, alternatively, the managers of the corporate banking, middle market banking or corporate recovery departments) in the case of corporate customers; (ii) the manager of the retail banking division (or, alternatively, the manager of the retail credit division) in the case of individuals; and (iii) the manager of the treasury division (or, alternatively, the managers of the financial operations or financial institutions relations departments) in the case of financial institutions. The committee meets four days a week with a quorum of at least one director. The committee's function is to approve, classify and establish which customers qualify for credit exentions for amounts of more than Ps. 3.5 million in the case of corporate customers; for amounts of more than Ps. 1.0 million in the case of individuals; and for any amount in the case of financial institutions (both domestic and foreign) and related parties.

         Financial Risk Policy Committee (Comision de Posicion Financiera): The members of this committee are six directors, and the managers of the retail banking, the risk management and the treasury divisions. The committee is responsible for analyzing the development of the Bank's business from a financial point of view, focusing on fund-raising and placement of assets. This committee is in charge of the follow-up and control of liquidity and interest-rate and currency gaps. The committee is responsible for creation of the Bank's policies related to each of these areas. The committee meets at least once every fifteen days.

         Systems Committee: This committee is composed of six directors and the managers of the retail banking, operations, organization, wholesale banking, treasury and system divisions. The committee is in charge of supervising and approving new systems development plans and budgets. It is also responsible for supervising systems budget controls and approving the general design of the Bank's systems. This committee also supervises the quality of the Bank's systems. This committee meets at least once every three months.

         Audit Committee: In accordance with Argentine Central Bank rules, the Bank's current audit committee is comprised of two nonindependent directors and the Bank's internal auditor. Messrs. Sergio Grinenco, Daniel Llambias and Luis Alberto Diaz are the current members of the Bank's audit committee.

         In order to comply with the CNV rules regarding the composition of the audit committee of companies listed in Argentina, which require that the audit committee be comprised of at least three directors, with a majority of independent directors, the ordinary shareholders' meeting held on April 29, 2004, elected Messrs. Eduardo O. Del Piano and Pablo M. Garat as independent directors to the board of directors and appointed them as members of the audit committee. The third member, Mr. Daniel Llambias, a non-independent director, was appointed to the audit committee by the Bank's board of directors. This new audit committee will begin its functions and will replace the existing audit committee, subject to the new independent directors being approved by the Argentine Central Bank and subject to the resolution of the current inconsistency between Argentine Central Bank and CNV requirements relating to the formation of audit committees, which the Bank expects in the near future.

         The audit committee is primarily responsible for (i) expressing an opinion on the board of directors' proposed independent auditor and ensuring that independence criteria are met; (ii) supervising the reliability of the Bank's internal control system, including the accounting system, and of external reporting of financial or other information; (iii) verifying compliance with the applicable conduct rules; (iv) issuing an opinion on related party transactions and disclosing any transaction where a conflict of interest exists with corporate governance bodies and controlling shareholders; and (v) reviewing the annual working plan of the Bank's internal and independent auditors, and issuing an opinion thereof. The audit committee has access to all information and documentation that it requires and is broadly empowered to fulfill its duties. The audit committee meets at least once a month.

         Committee for the Control and Prevention of Money Laundering (CCP): The committee is responsible for establishing the institution's general guidelines with respect to the prevention and control of money laundering, in accordance with applicable rules. It is composed of three directors, the managers of the risk management, treasury and operations divisions and the Bank's internal auditor. The committee is scheduled to meet at least once every two months. The committee's primary responsibility is to provide general objectives and policies to control and prevent money laundering.

         Committee for Information Integrity: This committee was established in response to the U.S. Sarbanes-Oxley Act of 2002. The responsibility of this committee is to review and approve controls over the public disclosure of financial and related information and other procedures necessary to enable Grupo Galicia's chief financial officer and chief executive officer to provide their certifications of the annual report that is filed with the U.S. Securities and Exchange Commission. The members include three directors (including the chief financial officer), the chief information officer, the Bank's internal auditor, the managers of the wholesale banking, retail banking and treasury divisions and other key officers of the Bank. A representative of the Bank's supervisory committee is also a member of this committee. In addition, a member of Grupo Galicia's committee for information integrity attends meetings of this committee.

BANCO GALICIA'S EXECUTIVE OFFICERS

         In May 2003, Banco Galicia implemented a new corporate organizational structure, and in May 2004, the credit division was created. The new structure does not include the position of chief executive officer, which had been created in 2002, whose functions returned to the board of directors.

         The following divisions report to the board of directors:

                DIVISION                  MANAGER

                Treasury                  Pablo Gutierrez

                Wholesale Banking         Daniel Antonio Llambias (in charge)

                Retail Banking            Guillermo A. Laje

                Operations                Guillermo Pedro Desimoni

                Organization              Benito Silva

                Systems                   Miguel Angel Pena

                Human Resources           Enrique Carlos Behrends

                Credit                    Juan Carlos L'Afflitto

         Treasury: This division is responsible for planning the use of funds and for establishing and applying the Bank's funding and liquidity policy within the parameters established by the risk management board. It also manages the trading desk, ensuring the correct execution of transactions. The following areas report to the manager of the treasury division: financial operations, asset management, asset and liability management, and relations with financial institutions.

         Wholesale Banking: This division is responsible for managing the Bank's business relating to the provision of financial services to corporate customers and relations with correspondent banks and multilateral credit agencies. The areas reporting to wholesale banking are: corporate banking, middle market banking, corporate recovery, international, investment banking, international businesses, capital markets and wholesale marketing.

         Retail Banking: This division is responsible for managing the Bank's business relating to the provision of financial services to individuals. The areas reporting to the retail banking manager are: private banking, consumer banking, insurance, traditional distribution channels, alternative distribution channels, credit retail, marketing and quality.

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

         Systems: This division is responsible for developing and maintaining the operational systems of the Bank. It is also responsible for ongoing system upgrading and for their efficiency and quality.

         Human Resources: This division is responsible for ensuring that the Bank's management of human resources is in line with its overall strategy, both over the short and long term, through human resources policies and programs and through provision of specialized advice to the Bank's various business units. This division is also responsible for the appointment, promotion and reassignment of the Bank's human resources by means of establishing and applying hiring, training, development, compensation and benefits policies for the Bank's staff. In addition, the division manages the internal communications channel and relations with the Bank's employees and unions.

         Credit: This division is responsible for defining credit risk management policies, verifying compliance with these policies, and developing the credit risk measurement and evaluation methods to be applied to the different risk products. It is also responsible for approving credit extensions while ensuring that the credit quality of the Bank's loan portfolio is preserved and generating the information in connection with credit risk required by the board of directors and by the regulatory authorities.

         In addition, the internal auditor, the chief financial officer, the general counsel, the risk management manager, the chief information officer and the institutional affairs manager report to the chairman of the board and or to the vice-chairman. Mr. Sergio Grinenco is the chief financial officer. Mr. Luis Alberto Diaz is the Bank's internal auditor. Mr. Enrique Mariano Garda Olaciregui is responsible for the general counsel's office. Mr. Raul Hector Seoane is the chief information officer. Mr. Eduardo Antonio Fanciulli is responsible for the risk management division. Mr. Diego Francisco Videla is responsible for institutional affairs.

         The following are the biographies of the Bank's senior executive officers mentioned above not provided in the section " -- Board of Directors of Banco Galicia" or " -- Our Board of Directors" above.

         Luis Alberto Diaz: Mr. Diaz was born April 11, 1945. He obtained a degree in national public accounting from the Universidad de Buenos Aires. He has been associated with the Bank since 1965.

         Raul Hector Seoane: Mr. Seoane was born July 18, 1953. He obtained a degree in economics from the Universidad de Buenos Aires. He has been associated with the Bank since 1988.

         Diego Francisco Videla: Mr. Videla was born November 7, 1947. He has been associated with the Bank since 1997. Prior to such time, he acted as advisor in the privatization of the Banco de la Provincia de Misiones S.A. Mr. Videla is a voting member of Fundacion Policia Federal Argentina, Fundacion Escuela de Guerra Naval Argentina and counselor of Fundacion Fides.

         Pablo Gutierrez: Mr. Gutierrez was born December 9, 1959. He obtained a degree in Business Administration from the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1985. Mr. Gutierrez is also vice president of Galicia Valores S.A. Sociedad de Bolsa, Galicia Pension Fund Ltd., Argenclear S.A. and Agro Galicia S.A. and alternate director of Grupo Galicia and Sudecor Valores S.A.

         Guillermo Pedro Desimoni: Mr. Desimoni was born August 20, 1960. He obtained a degree in computer science from the Universidad de Belgrano, a master in business administration from IAE-Austral University, and a master in finance from the Universidad de San Andres. He has been associated with the Bank since 1996. Mr. Desimoni is an alternate director of Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A.

         Miguel Angel Pena: Mr. Pena was born January 22, 1962. He obtained a degree in information systems from the Universidad Nacional Tecnologica. He has been associated with the Bank since 1994. Mr. Pena is director of Tarjeta Naranja S.A. and alternate director of Tarjetas Regionales S.A., he is also a voting member of the ONG- Usuaria (Asociacion Argentina de Usuarios de la Informatica y las Comunicaciones).

         Enrique Carlos Behrends: Mr. Behrends was born January 31, 1946. He obtained a degree in sociology from the Universidad del Salvador. Mr. Behrends has been associated with the Bank since 1987. Prior to such time, he worked at Arthur Andersen, Coopers & Lybrand and Ernst & Young.

         Benito Silva: Mr. Silva was born May 20, 1944. He received a bachelor's degree in operational research from the Argentine Ministry of Defense. He has been associated with the Bank since 1989. Prior to such time, he was employed with financial institutions since 1960. Mr. Silva is a director of Compensadora Electronica S.A. ("Coelsa"), and alternate director of Tarjetas Regionales S.A. and Tarjetas Cuyanas S.A.

         Juan Carlos L'Afflitto: Mr. L'Afflitto was born September 15, 1958. He received a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 1986. Prior to such time, he worked at Morgan, Benedit y Asociados, where he acted as advisor and accountant. He has been a professor of "financial statements analysis" at the Universidad Catolica Argentina until 1990.

BANCO GALICIA'S SUPERVISORY COMMITTEE

         Banco Galicia's bylaws provide for a supervisory committee consisting of three members ("syndics") and three alternate members ("alternate syndics"). Pursuant to Argentine Law and to the provisions of the Bank's bylaws, syndics and alternate syndics are responsible of ensuring that all of the Bank's actions are in accordance with applicable Argentine law. Unlike directors, syndics and alternate syndics do not participate in business management and cannot have managerial functions of any type. Syndics are responsible for, among other things, the preparation of a report to the shareholders analyzing the Bank's financial statements for each year and the recommendation to the shareholders as to whether to approve such financial statements. Syndics and alternate syndics are elected at the ordinary shareholders' meeting for a one-year term and they can be reelected. Alternate syndics act as alternates in the temporary or permanent absence of a syndic.

         The table on the following page shows the composition of Banco Galicia's supervisory committee as they were reelected by the annual shareholders' meeting held on April 29, 2004.

                                   YEAR OF                                  PRINCIPAL           CURRENT
         NAME                    APPOINTMENT               POSITION        OCCUPATION          TERM ENDS
         ----                    -----------               --------        ----------          ---------
Adolfo Hector Melian                 2004              Syndic              Lawyer          December 31, 2004
Norberto Daniel Corizzo              2004              Syndic              Accountant      December 31, 2004
Ricardo Adolfo Bertoglio             2004              Syndic              Accountant      December 31, 2004
Fernando Noetinger                   2004              Alternate Syndic    Lawyer          December 31, 2004
Luis O. Oddone                       2004              Alternate Syndic    Accountant      December 31, 2004
Miguel N. Armando                    2004              Alternate Syndic    Lawyer          December 31, 2004

         For the biographies of Messrs. Adolfo Hector Melian, Norberto D. Corizzo, Luis Omar Oddone and Miguel Norberto Armando, see " -- Our Supervisory Committee" above.

         Ricardo Adolfo Bertoglio: Mr. Bertoglio obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 2002. Mr. Bertoglio is also president of Plasmer S.A.

         Fernando Noetinger: Mr. Noetinger obtained a law degree at the Universidad de Buenos Aires. He has been associated with the Bank since 1987. Mr. Noetinger is also president of Arnoar S.A., Hijos de Ybarra S.A. and Promoactiva S.A., syndic of Dona Ines S.A. and alternate syndic of EBA Holding S.A. and Tarjetas del Mar S.A.

COMPENSATION OF BANCO GALICIA'S DIRECTORS

         Those members of the Bank's board of directors who perform technical and administrative functions through their participation on committees receive an honorarium in accordance with section 25 subsection 2 of the Bank's bylaws.
Section 39 subsection 2 of the Bank's bylaws establishes a variable compensation that consists of an incentive compensation that does not exceed 6.0% of the Bank's pre-tax net income. For fiscal year 2003, the ordinary shareholders' meeting held on April 29, 2004, approved remuneration for the board of directors corresponding to technical and administrative functions for participation in special committees, in the amount of Ps. 1,883,751.54, an amount that includes the salaries of the directors that are also employees and the honorarium for technical and administrative functions for the directors that exercised such functions. The variable compensation for the fiscal years ended December 31, 2003 and 2002, and for the six-month period ended December 31, 2001, was null.

         In addition, as a result of the financial assistance that the Bank received from the Argentine Central Bank, in fiscal year 2002, it was prohibited from paying any cash dividends or making any distribution on or in respect of its capital stock, transfer profits abroad, paying fees or any bonuses or variable compensations tied to the Bank's results, or granting financial assistance to related parties, for as long as such assistance is outstanding.

         The Bank does not maintain a stock-option, profit-sharing or pension plan or any other retirement plan for the benefit of its directors, nor do its directors qualify for benefits upon termination of employment.

COMPENSATION OF BANCO GALICIA'S OFFICERS

         While the compensation of the members of the board of directors is established in the Bank's bylaws and decided at the shareholders' meetings, it is the board of directors who establishes the policy for compensation of the Bank's personnel. Compensation for the Bank's managers includes a fixed portion and a variable portion determined by the Bank's overall results, the performance of the unit for which the manager is responsible and the manager's individual performance. The variable compensation was not applicable for the fiscal years ended December 31, 2003 and 2002, and for the six-month period ended December 31, 2001.

         In addition, as a result of the financial assistance that the Bank received from the Argentine Central Bank, in fiscal year 2002, it was prohibited from paying any cash dividends or making any distribution on or in respect o its capital stock, transferring profits abroad, paying fees or any bonuses or variable compensations tied to the Bank's results, or granting financial assistance to related parties, for as long as such assistance is outstanding.

         On November 4, 1999, the Bank, in its capacity as grantor, entered into a framework trust agreement with First Trust of New York, in its capacity as trustee, to implement a bonus program in favor of certain members of the senior management of the Bank and its controlled or related companies. This program was to be reviewed from time to time by the Bank's board of directors. The program's purpose was to reward and foster productivity and reward management's permanence at the Bank. Rewards under this program consisted of our shares or ADSs.

         The grantor transferred to each trust pertaining to the program, as fiduciary property, certain amounts of money that were to be determined in each case pursuant to its own criteria, which were to be invested by the trustee in our shares or ADSs. The trustee was to administer such shares or ADSs for the benefit of the staff appointed as beneficiaries in each trust. The trustee was to hold title to such shares until the moment on which they shall be given to the beneficiaries as their full property in accordance with the provisions set forth in each corresponding trust.

         The amount transferred by the grantor to the trustee on November 4, 2000 was US$4.0 million, which have been applied to the purchase of 855,442 shares and 189,116 ADSs of Grupo Galicia.

         The Galicia 2004 Trust was established with 855,442 shares and 31,446.60 ADSs of Grupo Galicia. Moreover, 46 people holding managerial positions at the Bank and at GCM have been appointed as beneficiaries of this trust, having been assigned 855,442 shares and 28,046.60 ADSs. The 3,400 ADSs of Grupo Galicia not assigned to the trust returned to the grantor. The remaining 157,669.40 ADSs of Grupo Galicia were assigned to the Galicia 2005 Trust. The Galicia 2004 trust was terminated on June 15, 2003.

         The Bank does not maintain a stock-option, profit-sharing or pension plan or any other retirement plan for the benefit of its officers, nor do its officers qualify for benefits upon termination of employment.

EMPLOYEES

         As of December 31, 2003, Grupo Galicia had 6,035 employees, of whom eight were employed by the holding company, 3,831 by Banco de Galicia y Buenos Aires S.A., 40 by Galicia Uruguay, and 2,156 by the other companies required to be consolidated. Grupo Galicia's management considers its relations with its employees to be very good.

         As of December 31, 2003, approximately 8.0% of Banco Galicia's employees were affiliated with the national bank union. Banco Galicia has not experienced a strike by its employees since 1973. The Bank believes that its relationship with its employees has developed within normal and satisfactory parameters despite the environment created by economic conditions in Argentina and, especially, the condition of Argentina's financial system during fiscal year 2002.

         By virtue of the aforementioned situation, in 2002 strategies were created and implemented by the Bank to adapt personnel structures and costs to the prevailing business climate and prospects. Voluntary working hours reduction, temporary licensing and voluntary retirement plans were implemented, which made it possible to overcome the crisis and the transition to the reduction in Banco Galicia's staff contemplated by the Galicia capitalization and liquidity plan. These measures led the Bank to participate, during June 2002, in negotiations with the Banking Association (the Argentine banking employees' labor union) at the Ministry of Labor. As a result of those negotiations, an agreement was reached and carried out satisfactorily and with no adverse effect on the Bank's plans.

         During 2003 the Human Resources Division placed special emphasis on working on the consequences of the restructuring process. In this regard, functions and appointments were reallocated so as to adjust the current staff to the new structure. This process continued at the close of the fiscal year. In addition, a reassessment of positions and a determination of key positions and staff critical for the development of the Bank's activities took place.

         In 2003, the Bank maintained to the extent possible, staff training programs geared toward increasing the staff's efficiency and proficiency. Even though some high-cost programs were discontinued, the training activities contemplated in the "Generacion Galicia" program aimed at branch employees were strengthened. Within the "Generacion Galicia" distance training system, which involves 1,900 people from the branch network, 12,500 courses were offered, equivalent to 35,000 man-hours of training. Within the face-to-face training mode, specially aimed at meeting the business needs (launching of new products and services, servicing of customers from the agribusiness sector, risk training, etc.) as well as the administrative needs derived from organizational changes, courses for a total of 8,000 hours were offered, which were taken by 558 people.

         Due to the above-mentioned circumstances, during 2002 the variable compensation plans included in the Results Association Program (Programa de Asociacion a Resultados) were suspended, as well as the incorporation of new beneficiaries to the Pre-Retirement Program previously in force.

         Grupo Galicia will continue its current policy of monitoring both wage levels and labor conditions in the financial industry in order to be competitive. Grupo Galicia does not maintain any pension, profit-sharing or retirement programs for its employees.

         The Fundacion Banco de Galicia y Buenos Aires is an Argentine nonprofit organization that provides various services to Banco Galicia employees. The various activities of the Fundacion include, among others, managing the medical services of Banco Galicia employees and their families, purchasing school materials for the children of Banco Galicia employees and making donations to hospitals and other charitable causes, including cultural events. The Fundacion has a board of lifetime trustees, certain members of which are members of our board of directors and supervisory committee. Members and alternate members of the board of trustees do not receive remuneration for their services as trustees.

SHARE OWNERSHIP

         For information on the share ownership of our directors and executive officers as of December 31, 2003, see Item 7. "Major Shareholders and Related Party Transactions -- Major Shareholders."

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

         Our controlling shareholders are members of the Escasany, Ayerza and Braun families and the Fundacion Banco de Galicia y Buenos Aires. As of May 31, 2004, the controlling shareholders owned 100% of our class A shares, through EBA Holding, which in turn owns 22.7% of our total outstanding shares, 23.7% of our class B shares and 9.9% of our preferred shares, as more fully set forth in the tables below.

         Based on information that is publicly available to us, the table below sets forth, as of May 31, 2004, the number of our class A, class B and preferred shares held by holders of more than 5% of each class of shares and the percentage of each class of shares held by such holder, and the percentage of votes that each class of shares represent as a percentage of the total possible votes of Grupo Galicia.

         CLASS A SHARES

                                                                                          % OF
                                                                                         CLASS A          % OF
                      NAME                                 CLASS A SHARES                SHARES        TOTAL VOTES
EBA Holding S.A...............................    281,221,650 class A shares              100             63.4

         CLASS B SHARES

                                                                                         % OF
                                                                                        CLASS B           % OF
                      NAME                                 CLASS B SHARES               SHARES         TOTAL VOTES
Members of the controlling shareholders.......    192,275,547 class B shares             23.7              8.7
The Bank of New York(1).......................    323,124,610 class B shares             39.8             14.6
Banco Santander Central Hispano(2)............    82,741,540 class B shares              10.2              3.7
Grantham, Mayo, Van Otterloo & Co.(3).........    60,928,900 class B shares               7.5              2.7

         PREFERRED SHARES

                                                                                         % OF
                                                                                       PREFERRED          % OF
                   NAME                                PREFERRED SHARES                 SHARES        TOTAL VOTES(4)
Members of the controlling shareholders.......    14,737,981 preferred shares             9.9               -
Deutsche Bank (5).............................    12,750,895 preferred shares             8.6               -
Bank of America Securities Ltd. (6)...........    10,003,783 preferred shares             6.7               -

--------------------------

(1) Pursuant to the requirements of Argentine law, all class B shares represented by ADSs are owned of record by The Bank of New York, as Depositary. The address for the Bank of New York is 101 Barclay Street, 22W, New York 10286, and the country of organization is the United States.

(2) Information is based on a Schedule 13 G filed by Banco Santander Central Hispano date February 16, 2001 However, we have confirmed the mentioned amount with our files based on information provided by third party companies. The address for Banco Santander Central Hispano is Plaza de Canalejas 28014, Madrid, Spain, and the country of organization is the Kingdom of Spain.

(3) Information is based on a Schedule 13 F filed by Grantham, Mayo Van Otterloo & Co. dated March 31, 2004. The address for Grantham, Mayo Van Otterloo & Co. is 40 Rowes Wharf, Boston, MA 02110, and the country of organization is the United States.

(4) The preferred shares are nonvoting shares. Upon conversion of the preferred shares into class B shares on May 13, 2005, the preferred shares will have one vote per share.

(5) Information is based on Caja de Valores's S.A. files. The address for Deutsche Bank is Avenue of the Americas 1251, New York, and the country of organization is the United States.

(6) Information is based on Caja de Valores's S.A. files. The address for Bank of America Securities Ltd. is Canada Square 5 London, and the country of organization is United Kingdom.

         Based on information that is publicly available to us, the table below sets forth, as of May 31, 2004, the shareholders that either directly or indirectly have more than 5% of the votes or the shares of Grupo Galicia.

                                                                                          % OF              % OF
                     NAME                                  TOTAL SHARES               TOTAL CAPITAL      TOTAL VOTES
MEMBERS OF THE CONTROLLING SHAREHOLDERS:
EBA Holding S.A...............................      281,221,650 Class A shares            22.7              63.4
Eduardo Jose Escasany.........................      15,494,498 Class B shares              1.2 (2)           0.7 (3)
Maria Ofelia Escasany.........................       6,058,655 Class B shares              0.5 (2)           0.3 (3)
Adela M. Ayerza de Gutierrez..................       4,598,483 Class B shares              0.4 (2)           0.2 (3)
                                                     422,194 Preferred Shares              0.0               0.0
Maria Teresa Ayerza...........................           0 Class B shares                  0.0 (2)           0.0 (3)
Abel Ayerza...................................           0 Class B shares                  0.0 (2)           0.0 (3)
Fundacion Banco de Galicia y Buenos Aires.....           0 Class B shares                  0.0 (2)           0.0 (3)
OTHERS:
The Bank of New York(1).......................      323,124,610 Class B shares            26.0              14.6
Banco Santander Central Hispano...............      82,741,540 Class B shares              6.7               3.7

---------------------------

(1) Pursuant to the requirements of Argentine law, all Class B shares represented by ADSs are owned of record by the Bank of New York, as Depositary.

(2) Represents such holder's percentage ownership in our total capital stock. Such holder's ownership interest represented directly by its class B shares and preferred shares, together with its indirect ownership interest in the class A shares is as follows: Eduardo Jose Escasany 4.7%, Maria Ofelia Escasany 2.9%, Adela Maria Ayerza de Gutierrez 2.3%, Maria Teresa Ayerza 1.9%, Abel Ayerza 1.9%, and the Fundacion Banco de Galicia y Buenos Aires 1.8%.

(3) Represents such holder's voting percentage in the total possible votes of our shares. Such holder's voting interest represented directly by its class B shares, together with its indirect ownership interest in the class A shares is as follows: Eduardo Jose Escasany 10.4%, Maria Ofelia Escasany 7.0%, Adela Maria Ayerza de Gutierrez 5.4%, Maria Teresa Ayerza 5.2%, Abel Ayerza 5.2%, and the Fundacion Banco de Galicia y Buenos Aires 5.0%.

         Members of the three controlling families have historically owned the majority of the issued share capital of Banco Galicia since 1959. Members of the Escasany family have been on the board of directors of Banco Galicia since 1923. The Ayerza and Braun families have been represented on the board of directors of Banco Galicia since 1943 and 1947, respectively. Currently, there are no members of these families on the Bank's board of directors, but there is one member of each family on our board of directors.

         On September 13, 1999, the controlling shareholders of Banco Galicia formed EBA Holding S.A., an Argentine corporation, which is 100% owned by our controlling shareholders. EBA Holding holds 100% of our class A shares. Grupo Galicia's capital structure consists of class A shares, each of which is entitled to 5 votes, class B shares, each of which is entitled to 1 vote, and nonvoting preferred shares, each of which is convertible into class B shares on May 13, 2005.

         Currently, EBA Holding only has class A shares outstanding. EBA Holding's bylaws provide for certain restrictions on the sale or transfer of its class A shares. While the class A shares of EBA Holding may be transferred to any other class A shareholder of EBA Holding, any transfer of such class A shares to third parties would automatically result in the conversion of the sold shares into class B shares, having one vote per share, of EBA Holding. In addition, EBA Holding's bylaws contain rights of first refusal, buy-sell provisions and tag-along rights.

         A public shareholder of Banco Galicia, who indirectly owns in excess of 5% of the outstanding capital stock of Banco Galicia, has granted a right of first refusal for the purchase of all or part of its shares to certain of our controlling shareholders in the event such public shareholder decides to sell all or part of its Banco Galicia shares.

         As of May 31, 2004, we had outstanding 811,185,367 class B shares (323,124,610 of which were evidenced by 32,312,461 ADSs) and 149,000,000 preferred shares. As of March 31, 2004, we had 59 identified United States record shareholders, of which 31 held our class B shares and 28 held our ADSs. Such United States holders, in the aggregate, held approximately 130.9 million of our class B shares, directly or through ADSs, representing approximately 10.5% of our total outstanding capital stock as of May 31, 2004.

         At May 31, 2004, we had 52 identified United States record shareholders of our preferred shares. Such United States holders, in the aggregate, held directly 35,616,647 of our preferred shares, representing approximately 2.9% of our total outstanding capital stock as of May 31, 2004.

RELATED PARTY TRANSACTIONS

         Grupo Galicia is not party to any transactions with, and has not made any loan to, any of its directors, key management personnel or other related persons, nor are there any proposed transactions with such persons.

         The directors of Banco Galicia have been involved in certain credit transactions with Banco Galicia as permitted by Argentine law. The Argentine Commercial Companies Law and the Argentine Central Bank's regulations allow directors of a limited liability company to enter into a transaction with such company if such transaction follows prevailing market conditions. Additionally, lending to persons or entities affiliated with Banco Galicia is subject to the regulations of the Argentine Central Bank. Such regulations set limits on the amount of credit that can be extended to affiliates based on, among other things, a percentage of the Bank's Adjusted Shareholders' Equity. See Item 4. "Information on the Company -- Argentine Banking System and Regulation -- Argentine Banking Regulation -- Lending Limits."

         Banco Galicia is required by the Argentine Central Bank to present to its board of directors, on a monthly basis, a list of the outstanding amount of credit advanced to directors, controlling shareholders, officers and other related entities which is transcribed in the minute books of the board of directors. The Argentine Central Bank's rules establish that loans to directors, controlling shareholders, officers and other related entities must be granted on an equal basis with respect to rates, tenor and guarantees as loans granted to the general public.

         In 2002 this practice was suspended, given that as a result of the financial assistance that the Bank had received from the Argentine Central Bank, through its Resolution No. 81, the Argentine Central Bank prohibited the Bank from paying any cash dividends or making any distribution on or in respect of its capital stock, transfer profits abroad, paying fees or any bonuses or variable compensations tied to the Bank's results, or granting financial assistance to related parties, for as long as such assistance is outstanding.

         As of May 31, 2004, the latest period for which information is available, an aggregate of Ps. 94.5 million in financial assistance granted by the Bank (equity participations and credit, including guarantees granted) was outstanding to related parties. Related parties include our directors and the directors of Banco Galicia, our senior officers and senior officers of Banco Galicia and our controlling shareholders (and any entities directly or indirectly affiliated with any of these parties that are not required to be consolidated). The total amount of this financial assistance was distributed among 167 individuals and 44 companies, with the average amount of financial assistance being Ps. 0.5 million. The single largest amount of financial assistance outstanding as of May 31, 2004, was Ps. 18.3 million for Marin S.A., a holding company.

         As of December 31, 2003, the aggregate amount of financial assistance granted by the Bank to related parties was Ps. 129.5 million. This was distributed among 159 individuals and 50 companies, with the average amount of financial assistance being Ps. 0.6 million. The single largest amount of financial assistance outstanding as of December 31, 2003, was Ps. 30.7 million for Freddo S.A., a company in the food industry whose shares the Bank received through a trust as payment on a defaulted debt.

         As of December 31, 2002, the aggregate amount of financial assistance granted by the Bank to related parties was Ps. 138.3 million. This was distributed among 133 individuals and 40 companies, with the average amount of financial assistance being Ps. 0.8 million. The single largest amount of financial assistance outstanding as of December 31, 2002, was Ps. 29.2 million for Inversora en Servicios S.A., a holding company with participations in electricity generation and transportation.

         As of December 31, 2001, the aggregate amount of financial assistance granted by the Bank to related parties was Ps. 240.8 million. This was distributed among 140 individuals and 48 companies, with the average amount of financial assistance being Ps. 1.4 million. The single largest amount of financial assistance outstanding as of December 31, 2001, was Ps. 46.6 million for Hidroelectrica Diamante S.A., a power generation company in which the Bank indirectly holds a minority interest.

         Throughout this period, all financial assistance was granted to related parties on terms as favorable to the Bank as those granted to unaffiliated persons.

         The Bank and Grupo Galicia have executed a trademark license agreement under which the Bank has authorized Grupo Galicia to use the word "Galicia" in its corporate name and has authorized Grupo Galicia's direct or indirect subsidiaries to use in their corporate names the Bank's registered trademarks, including the word "Galicia," in promoting their products and services. The trademark license agreement has a 10-year term, commencing as of July 1, 2000, and provides for payment of an annual royalty of Ps. 722,000.

ITEM 8. FINANCIAL INFORMATION

         We have elected to provide the financial information set forth in Item 18 of this annual report.

LEGAL PROCEEDINGS

         We are party to the following legal proceedings:

         (i) Theseus S.A. and Lagarcue S.A. v. Grupo Financiero Galicia S.A. Summary Proceeding: The suit is seeking to have Decree No. 677/01 and Resolutions No. 400/02, 401/02 and 402/02 of the CNV declared unconstitutional and, therefore, not allow Grupo Galicia the use of the measures provided for thereunder. An injunction was initiated on September 26, 2003 demanding an order which would require that Grupo Galicia, in the event that Grupo Galicia becomes the owner of more than 95% of Banco Galicia (a situation that is not verified as of the date of this annual report), does not use the regime permitting for the exclusion of minority shareholders against Theseus S.A. and Lagarcue S.A. provided for by the above Rules when there is an almost complete ownership. The injunction was appealed and has been in a review process since November 2003. Because the proceeding is a summary proceeding, it is expected to be resolved in the near future. It should be noted that the matter, in itself, is not monetarily measurable.

         (ii) Theseus S.A. et al. v. Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A. Ordinary Proceeding: This suit was filed on March 11, 2003. The proceeding's purpose is to have the court "declare null the corporate legal act done by Grupo Galicia with the cooperation of Banco Galicia pursuant to which there was an exchange of class B shares of Banco Galicia for class B shares of Grupo Galicia." Banco Galicia and Grupo Galicia have answered the claim, arguing in defense, among other things, that there was not one act of exchange of shares but rather as many legal acts (exchange agreements) as there were shareholders who tendered their Banco Galicia shares to receive shares of Grupo Galicia (i.e., 3,172 legal acts). Therefore, in order to nullify all of the exchange contracts, it would be necessary that every single person who tendered shares be named in the suit, not just Banco Galicia and Grupo Galicia. The material effect that the suit could have, if it were successful, which is considered unlikely, is not monetarily measurable, since these additional defendants have not been included in the suit. Currently, this suit is in the discovery stage.

BANCO GALICIA

         In response to legal proceedings, Banco Galicia has made reserves to cover (i) various types of claims filed by customers against Banco Galicia (e.g., claims for thefts from safe deposit boxes, the cashing of checks that had been fraudulently altered, discrepancies related to deposit and payment services rendered to its customers by the Bank, etc.) and (ii) estimated amounts payable under labor related lawsuits filed against Banco Galicia by former employees. Please refer to the captions "Litigation" and "For Severance Payments" in note 12 to our audited consolidated financial statements for additional information concerning Banco Galicia's reserves to cover these potential liabilities.

         Additionally, the Bank is subject to court orders in connection with "amparo" claims, mandating the reimbursement of deposits in connection with the establishment, in December 2001, of the so called "corralito" and the compulsory conversion into pesos and rescheduling of bank deposits implemented by the Argentine government at the beginning of 2002. The amount that the Bank has had to pay to comply with these court orders has been significant, as disclosed in our audited consolidated financial statements. As of December 31, 2003 the court orders demanding payment as a consequence of such legal actions amounted up to Ps. 17.5 million and US$553.2 million and the Bank had paid, as of such date, Ps. 803.7 million and US$100.7 million.

         Criminal proceedings have been initiated against various directors and managers of Banco Galicia as a result of the emergency economic legislation issued toward the end of 2001 which imposed restrictions on the Bank's dealings with its clients. None of the proceedings thus far have found grounds or evidence sufficient to direct a judgment against any director or manager of the Bank. As of the date hereof, no adverse monetary judgments have been obtained and according to the Bank's outside lawyers it is not expected that there will be any adverse judgments in the future.

         As a result of the Bank's decision in May 2002 to suspend payments on its dollar-denominated foreign debt governed by foreign law, various creditors instituted legal proceedings in order to recover their lendings. Such dollar-denominated foreign debt was restructured in May 2004 with the participation of a high percentage of creditors. As of the date hereof, the board of directors of the Bank does not believe that an adverse result in such proceedings in the aggregate would have a material adverse effect on the Bank or its operations.

         Banco Europeo para America Latina S.A. ("BEAL") has begun a legal proceeding against the Bank seeking the recovery of US$11 million in connection with the compulsory conversion into pesos of three forward currency contracts. Dollar amounts subject to these forward contracts were converted into pesos in accordance with Decree No. 214/02, Decree No. 992/02 and Argentine Central Bank Communique "A" 3967. The Bank has paid BEAL all outstanding amounts due under the contracts as provided for by the above mentioned regulation. In the suit, BEAL claims that the Bank made only a partial payment and contests the compulsory conversion of the original contract amounts. As of the date hereof, the Bank has answered the complaint. The Camara Nacional de Apelaciones en lo Comercial (the National Commercial Appeals Chamber) has ruled that it does not have the jurisdictional competence to adjudicate the proceeding and has ordered that it be sent to the Justicia Federal Civil y Comercial de la Capital Federal (The Federal Civil and Commercial Judiciary of the Argentine Federal Capital). Management does not consider such claim or the potential result thereof to be material.

         Bank of America N.A. has sued the Argentine government over the constitutionality of Decree No. 992/02 and relevant regulations issued thereunder. Banco Galicia and the Argentine Central Bank have been named as third parties in connection with a transaction involving futures contracts subject to Argentine Law, which the Bank settled in compliance with such Decree, as it was obligated to, and for which Bank of America N.A. is claiming payment, in the event the above decree is found unconstitutional, of US$8.1 million. At its current stage, it is not expected that the proceeding would have a material adverse effect on the Bank.

DIVIDEND POLICY AND DIVIDENDS

DIVIDEND POLICY

         We may only declare and pay dividends out of our retained earnings representing the profit realized on our operations and investments. The Argentine Commercial Companies Law and our bylaws state that no profits may be distributed until prior losses are covered. Dividends paid on our class A shares, class B shares and preferred shares will equal one another on a per share basis.

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

         As a holding company, our principal source of cash from which to pay dividends on our shares is dividends or other intercompany transfers from our subsidiaries, primarily Banco Galicia. Due to the Argentine crisis described in this annual report and the impact on our subsidiaries, as well as the dividend restrictions contained in the Bank's loan agreements as described below, our ability to distribute cash dividends to our shareholders has been materially and adversely affected.

         Our ability to pay dividends to our shareholders in the future will principally depend on (1) our net income (on a consolidated basis), (2) availability of cash and (3) applicable legal requirements. Holders of our ADSs will be entitled to receive any dividends payable in respect of our underlying class B shares. We will pay cash dividends to the ADS depositary in pesos, although we reserve the right to pay cash dividends in any other currency, including dollars. The ADS deposit agreement provides that the depositary will convert cash dividends received by the ADS depositary in pesos to dollars and, after deduction or upon payment of fees and expenses of the ADS depositary, will make payment to holders of our ADSs in dollars.

         Under the loan agreements entered into by the Bank in connection with its foreign debt restructuring, the Bank may only pay dividends on its capital stock if there is no event of default under the loan agreements and only after the aggregate principal amount of the long term instruments and medium term instruments (together, the "senior debt") issued in its foreign debt restructuring is equal to or less than 50% of the originally issued senior debt. If the Bank is able to pay dividends, it is required to repay US$2 of the long term instruments issued in its foreign debt restructuring for each US$1 of dividends paid on its capital stock.

         In light of the restrictions on Banco Galicia's ability to make distributions and the Argentine situation, Grupo Galicia's current policy is to retain its earnings to pay for its operating expenses and to support the growth of the Group's business. Accordingly, the board of directors of Grupo Galicia does not plan to pay dividends in the foreseeable future.

DIVIDENDS

         We did not pay any dividends in fiscal years 2002 and 2003 since Banco Galicia did not post any income that could be distributed and since the Bank is prohibited from paying any cash dividends or making any capital contributions to its affiliates or subsidiaries for so long as the Argentine Central Bank's financial assistance is outstanding. Furthermore, Argentine Central Bank Communique "A" 3785 further restricted the distribution of cash dividends by establishing that the Bank should adjust its earnings to be distributed as cash dividends with the difference between the market value and the carrying value of the compensatory and hedge bonds after netting the legal reserve and other reserves established by the Bank's bylaws.

         In addition, cash and deposits we maintained on deposit at Galicia Uruguay that may have otherwise been available for distribution or to pay our operating expenses, was restructured and converted into (i) subordinated negotiable obligations for US$43 million, (ii) negotiable obligations for US$2.5 million and (iii) a savings account available on demand for US$1.4 million. In September 2003 Grupo Galicia exchanged US$1.26 million of the US$2.5 million negotiable obligations for BODEN 2012 under an exchange offer made by Galicia Uruguay.

         Net losses per share and per American depositary share was Ps. 0.199 and Ps. 1.99, respectively, for the year ending December 31, 2003. Each American depositary share represents 10 common shares.

         Grupo Galicia did not pay dividends for the fiscal year ended in December 2001. The last cash dividend Grupo Galicia has received from Banco Galicia was in October 2001 for Ps. 116.4 million.

SIGNIFICANT CHANGES

         On May 18, 2004, the restructuring of the foreign debt of the Bank's head office and of its Cayman Branch was completed. At the expiration date of the exchange offer made by the Bank to carry out the restructuring, the aggregate principal amount of the Bank's debt subject to the restructuring amounted to US$1,344.7 million, lower than the US$1,349.6 million as of December 31, 2003, and the US$1,365.5 million as of December 31, 2002. The decrease was the consequence of repayments made by borrowers of past-due loans owed by them to the Bank, by using existing notes (9% Notes due 2003 and Step Up Floating Rate Notes due
2002) subject to the restructuring. Creditors holding US$1,320.9 million in aggregate principal amount of the Bank's debt participated in the restructuring, representing 98.2% of all of the Bank's debt that was subject to the restructuring. This percentage was higher than the minimum percentage established by the Bank to complete the exchange offer.

         We approved a capital increase through the issuance of up to 149 million preferred shares, each of them mandatorily convertible into one of our class B shares on May 13, 2005, the first anniversary date of issuance (or, if earlier, on the occurrence of a change of control of Grupo Galicia). As a result of the exercises made by the existing shareholders in our preemptive rights offering, the Bank's creditors opting for the equity participation offer in the restructuring of the foreign debt of the Bank's head office and its Cayman branch received 87.8 million preferred shares and US$30 million in cash and we received approximately US$100 million of subordinated bonds in exchange for those shares and cash. We issued the 149 million preferred shares on May 13, 2004.

         No other significant changes have occurred since the date of the annual financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

SHARES AND ADSs

         Our class B shares are listed on the Buenos Aires Stock Exchange and the Cordoba Stock Exchange under the symbol "GGAL." Our ADSs, each representing ten class B shares, are listed on the Nasdaq SmallCap Market, under the symbol "GGAL." Our ADSs have been listed on Nasdaq SmallCap Market since August 2002. Previously, our ADSs were listed on the Nasdaq National Market since July 24, 2000.

         On May 13, 2004, we issued our preferred shares in connection with the foreign debt restructuring of the Bank. Our preferred shares are automatically convertible into class B shares on May 13, 2005. Our preferred shares are listed on the Buenos Aires Stock Exchange and the Cordoba Stock Exchange under the symbol "GGAL6."

         The following tables present for the periods indicated the high and low prices and the average trading volume of our class B shares and preferred shares on the Buenos Aires Stock Exchange as reported by the Buenos Aires Stock Exchange and the high and low prices and the average trading volume of our ADSs on Nasdaq as reported by the Nasdaq National Market and the Nasdaq Small Cap market. There has been low trading volume of our class B shares on the Cordoba Stock Exchange. The following prices have not been adjusted for any stock dividends and/or stock splits.

GRUPO GALICIA - CLASS B SHARES - BUENOS AIRES STOCK EXCHANGE (IN PESOS)

                                                                                                 AVERAGE DAILY
                                                                                               VOLUME IN THOUSAND
CALENDAR YEAR                                                    HIGH         LOW                CLASS B SHARES
                                                                 ----         ---                --------------
       2000 (from July 24)..................................     1.78         1.15                    940.6
                   2001(1)..................................     2.19         0.40                  2,908.7
                      2002..................................     0.74         0.12                  3,358.0
                      2003..................................     2.02         0.69                  4,175.3

TWO MOST RECENT FISCAL YEARS

                      2002
                          First Quarter.....................     0.74         0.26                  3,828.2
                          Second Quarter....................     0.44         0.12                  1,724.4
                          Third Quarter.....................     0.29         0.20                  2,431.5
                          Fourth Quarter....................     0.71         0.30                  5,396.5

                      2003
                          First Quarter.....................     0.84         0.69                  3,003.0
                          Second Quarter....................     1.36         0.76                  4,310.7
                          Third Quarter.....................     1.49         1.10                  4,634.3
                          Fourth Quarter....................     2.02         1.45                  4,740.7

                      2004
                          First Quarter.....................     2.61         1.96                  5,199.9
                          Second Quarter (through June 25)..     2.39         1.42                  6,163.2

MOST RECENT SIX MONTHS
January 2004................................................     2.61         2.10                  5,406.9
February 2004...............................................     2.50         1.96                  5,931.3
March 2004..................................................     2.55         2.33                  4,375.0
April 2004 (2)..............................................     2.39         1.98                  3,855.9
May 2004....................................................     1.94         1.42                  8,596.2
June 2004 (through June 25).................................     1.74         1.42                  5,895.4

---------------------------
(1) On March 23, 2001, our class B shares began trading ex-dividend. The value of each class B share was reduced by the amount of the stock dividend of Ps.
0.0296 per class B share.

(2) On April 28, 2004, our class B shares began trading ex-coupon, which coupon related to the right to subscribe for the preferred shares as part of the preemptive rights offering. The value of each class B share was reduced by the value of the coupon of Ps. 0.101 per class B share.

GRUPO GALICIA - PREFERRED SHARES - BUENOS AIRES STOCK EXCHANGE (IN PESOS)

                                                                                             AVERAGE DAILY
                                                                                           VOLUME IN THOUSAND
                                                               HIGH         LOW              CLASS B SHARES
                                                               ----         ---              --------------
May 2004 (from May 13) ...................................     1.56         1.34                    431.4
June 2004 (through June 25) ..............................     1.59         1.29                    301.5

GRUPO GALICIA - ADSs - NASDAQ NATIONAL MARKET / NASDAQ SMALL CAP MARKET (IN US$)

                                                                                              AVERAGE DAILY
                                                                                            VOLUME IN THOUSAND
CALENDAR YEAR                                                HIGH         LOW                      ADRs
                                                             ----         ---                      ----
2000 (from July 24).............................            17.69        11.88                    192.7
           2001 (1).............................            22.00         3.13                    672.9
               2002.............................             3.45         0.22                    242.8
               2003.............................             6.73         2.05                    238.1

TWO MOST RECENT FISCAL YEARS

                       2002
                           First Quarter................     3.45         1.03                    398.6
                           Second Quarter...............     1.50         0.22                    243.0
                           Third Quarter................     0.76         0.26                    172.9
                           Fourth Quarter...............     2.07         0.70                    166.3

                       2003
                           First Quarter................     2.90         2.05                    110.3
                           Second Quarter...............     4.90         2.51                    339.4
                           Third Quarter................     5.08         3.84                    231.4
                           Fourth Quarter...............     6.73         5.00                    266.7

                       2004
                           First Quarter................     8.85         6.81                    294.6
                           Second Quarter (through June
                           25)..........................     8.51         4.83                    315.1

MOST RECENT SIX MONTHS
January 2004............................................     8.85         7.09                    364.4
February 2004...........................................     8.44         6.81                    316.5
March 2004..............................................     8.83         7.76                    215.9
April 2004..............................................     8.51         7.11                    223.7
May 2004................................................     7.14         4.95                    508.3
June 2004 (through June 25).............................     5.84         4.83                    207.1

-----------------------

         (1) On March 27, 2001, our ADSs began trading ex-dividend. The value of each ADS was reduced by the amount of the stock dividend of US$0.2835 per ADS.

         The following tables present for the periods indicated the high and low prices and the average trading volume of the Banco Galicia Class B shares on the Buenos Aires Stock Exchange as reported by the Buenos Aires Stock Exchange and the high, low and period-end sales price and the average trading volume of the Banco Galicia ADSs on the Nasdaq National Market as reported by the Nasdaq National Market. Banco Galicia's ADSs (trading symbol BGALY) were delisted from the Nasdaq National Market on July 31, 2000. Banco Galicia Class B shares continue to be listed on the Buenos Aires Stock Exchange but with very low trading volume.

BANCO GALICIA - CLASS B SHARES - BUENOS AIRES STOCK EXCHANGE (IN PESOS)

                                                                                              AVERAGE DAILY TRADING
                                                                                               VOLUME ( IN THOUSAND
CALENDAR YEAR                                  HIGH               LOW                             CLASS B SHARES)
-------------                                  ----               ---                             ---------------
1999  ....................................       4.78              1.90                               573.38
2000  ....................................       4.95              1.99                               322.61
2001  ....................................       3.16              1.39                                14.27
2002  ....................................       1.63              0.45                                 0.96
2003  ....................................       3.85              1.58                                 1.06

TWO MOST RECENT FISCAL YEARS

2002
      First Quarter.......................   Ps. 1.63          Ps. 0.80                                 1.27
      Second Quarter......................       0.70              0.45                                 0.19
      Third Quarter.......................       0.45              0.45                                 0.23
      Fourth Quarter......................       1.60              0.53                                 2.17

2003
      First Quarter.......................   Ps. 1.90          Ps. 1.58                                 0.95
      Second Quarter......................       2.75              1.90                                 1.52
      Third Quarter.......................       2.70              2.20                                 0.99
      Fourth Quarter......................       3.85              2.73                                 0.82

2004
      First Quarter.......................   Ps. 5.10          Ps. 3.70                                 1.12
      Second Quarter (through June 25)....       5.00              3.85                                 0.56

MOST RECENT SIX MONTHS

December 2003.............................   Ps. 3.85          Ps. 3.00                                 0.39
January 2004..............................       5.10              3.70                                 0.99
February 2004.............................       4.90              4.50                                 0.39
March 2004................................       5.00              4.50                                 1.89
April 2004................................       5.00              5.00                                 0.01
May 2004..................................       4.75              4.20                                 0.84
June 2004 (through June 25)...............       4.60              3.85                                 0.78

BANCO GALICIA - ADSs - NASDAQ NATIONAL MARKET (IN US$)

                                                                                             AVERAGE DAILY TRADING
                                                                                        VOLUME (IN THOUSANDS OF CLASS B
CALENDAR YEAR                                HIGH                LOW                               SHARES)(1)
-------------                                ----                ---                               ----------
1999................................       US$21.90            US$ 9.19                              2,706.15
2000................................          22.44               12.75                              1,889.97

--------------------------
(1) One ADS equaled four class B shares.

ARGENTINE SECURITIES MARKET

         The principal and oldest exchange for the Argentine securities market is the BASE. Securities listed on the BASE include corporate equities and bonds and government securities. Bonds listed on the BASE may also be listed on the MAE. As a result of an agreement between the Buenos Aires Stock Market and the Argentine OTC Market, equity securities are traded exclusively on the BASE and debt securities (both public and private) are traded on both the Argentine OTC Market and the BASE.

         The Buenos Aires Stock Market (the "MERVAL"), which is affiliated with the BASE, is the largest stock market in Argentina. The MERVAL is a corporation whose 147 shareholder members are the only individuals and entities authorized to trade, either as principal or as agent, in the securities listed on the BASE. Trading on the BASE is conducted by continuous open outcry, or the traditional auction system, from 11:00 a.m. to 5:00 p.m. each business day of the year. Trading on the BASE is also conducted through SINAC. SINAC is a computer trading system that permits trading in debt securities and equity securities from 11:00 a.m. to 6:00 p.m. SINAC is accessed by brokers directly from workstations located at their offices. Currently, all transactions relating to listed negotiable obligations and listed government securities can be effected on SINAC. In addition, a substantial over-the-counter market exists for private trading in listed debt securities and, prior to the agreement, equity securities. Such trades are reported on the Argentine OTC Market, an electronic OTC reporting system.

         Although companies may list all of their capital stock on the BASE, in most cases a continuing block is retained by the controlling shareholders. This results in only a relatively small percentage of most companies' stock being available for active trading by the public on the BASE. Even though individuals have historically constituted the largest group of investors in Argentina's equity markets, in recent years, banks and insurance companies have shown an interest in these markets. Argentine pension funds also represent an increasing percentage of BASE trading activity. As of May 31, 2004, such pension funds' participation represented approximately 5.1% of market capitalization. Argentine mutual funds (fondos communes de inversion), by contrast, continue to have very low participation in the market. Although 108 companies had equity securities listed on the BASE as of May 31, 2004, the 10 most-traded domestic companies on the exchange accounted for approximately 87% of total trading value. Our shares were the most-traded shares on the BASE in May 2004, with a 29.6% share of trading volume.

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

MARKET REGULATIONS

         The CNV oversees the regulation of the Argentine securities markets and is responsible for authorizing public offerings of securities and supervising intermediaries, public companies and mutual funds. Argentine pension funds and insurance companies are regulated by separate government agencies while financial institutions are regulated mainly by the Argentine Central Bank. The Argentine securities markets are governed generally by Law No. 17,811, as amended, which created the CNV and regulates stock exchanges, market operations and public offering of securities.

         In compliance with the provisions of Law No. 20,643 and the Decrees No. 659/74 and No. 2220/80, most debt and equity securities traded on the exchanges and the Argentine OTC Market must, unless otherwise instructed by the shareholders, be deposited by the shareholders in Caja de Valores S.A., which is a corporation owned by the BASE, the Buenos Aires Stock Market and certain provincial exchanges. Caja de Valores is the central securities depository of Argentina which provides central depository facilities for securities and acts as a transfer and paying agent in connection therewith. It also handles settlement of securities transactions carried out by the BASE and operates the computerized exchange information system.

         There is a relatively low level of regulation of the market for Argentine securities and investors' activities in that market, and enforcement of existing regulatory provisions has been extremely limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the CNV has taken steps to strengthen disclosure and regulatory standards for the Argentine securities market, including the issuance of regulations prohibiting insider trading and requiring insiders to report on their ownership of securities, with associated penalties for noncompliance.

         In order to improve Argentine securities market regulation, Decree No. 677/01, "Capital Transparency and Best Practices," was promulgated and took effect June 1, 2001. This decree has come to be regarded as the financial consumer's "bill of rights." Its objective is to provide transparency and protection to participants in the capital markets. The decree applies to individuals and entities that participate in the public offering of securities and as well as to stock exchanges. Among its key provisions, the decree broadens the definition of "security"; governs the treatment of negotiable securities, obligates publicly listed companies to form audit committees composed of three or more members of the board of the directors, the majority of whom must be independent under CNV regulations; authorizes market-stabilization transactions under certain circumstances; governs insider trading, market manipulation and securities fraud; and regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies.

         In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the CNV regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by CNV may be listed on the corresponding stock exchange. This approval does not imply any kind of certification of assurance related to the merits of the quality of the securities, or the solvency of the issuer. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the CNV and the corresponding stock exchange.

ITEM 10. ADDITIONAL INFORMATION

DESCRIPTION OF OUR BYLAWS

GENERAL

         Set forth below is a brief description of certain provisions of Grupo Galicia's bylaws and Argentine law and regulations with regard to Grupo Galicia's capital stock. Your rights as a holder of our capital stock are subject to Argentine corporate law, which may differ from the corporate laws of other jurisdictions. This description is not purported to be complete and is qualified in its entirety by reference to Grupo Galicia's bylaws, Argentine law and the rules of the Buenos Aires Stock Exchange, the Cordoba Stock Exchange as well as the National Securities Commission (Comision Nacional de Valores, the "CNV"). A copy of Grupo Galicia's bylaws has been filed with and can be examined at the CNV in Buenos Aires and the SEC in Washington, D.C.

         Grupo Galicia was incorporated on September 14, 1999, as a stock corporation (sociedad anonima) under the laws of Argentina and registered on September 30, 1999, with the Argentine Superintendency of Companies (Inspeccion General de Justicia) under corporate registration number 14,519 of Book 7, Volume of Stock Corporations. Our domicile is in Buenos Aires, Argentina. Under our bylaws, the duration of Grupo Galicia is until June 30, 2100. This duration may be extended by resolution taken at a general extraordinary shareholders' meeting.

         During the shareholders' meeting held on April 23, 2003, we decided not to adhere to the "Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering" regime in compliance with Decree No. 677/01, which requires a company to announce whether it has adopted this regime.

OUTSTANDING CAPITAL STOCK

         The total subscribed and paid in share capital of Grupo Galicia as of December 31, 2003 amounted to Ps. 1,092,407,017. The outstanding capital stock of Grupo Galicia consists of class A ordinary shares (the "class A shares") and class B ordinary shares (the "class B shares"), each with a par value of Ps.
1.00. The following table presents the number of our shares outstanding as of December 31, 2003, and the voting interest that the shares represent.

                                                                            AS OF DECEMBER 31, 2003
                                                               NUMBER                   % OF
SHARES                                                       OF SHARES             CAPITAL STOCK   % OF VOTING RIGHTS
------                                                       ---------             -------------   ------------------
Class A shares                                              281,221,650                 25.7%             63.4%
Class B shares                                              811,185,367                 74.3%             36.6%
                                                          -------------                -----             -----
Total                                                     1,092,407,017                100.0%            100.0%
                                                          =============                =====             =====

         No further class A shares are allowed to be issued.

         As part of the Bank's foreign debt restructuring, on May 13, 2004, we issued 149 million preferred shares, with Ps. 1.00 par value, representing 12% of our total capital stock, on a fully diluted basis. The preferred shares are non voting shares, with preference in the event of the liquidation of Grupo Galicia and will be automatically and mandatorily converted into class B shares on May 13, 2005. As payment for the issuance of the shares, we received US$100 million of the Bank's subordinated bonds. After giving effect to the issuance of the preferred shares, we have a total of 1,241,407,017 shares outstanding. The following table represents the number of our shares outstanding as of June 30, 2004, and the voting interest that the shares represent.

                                                                        AS OF JUNE 30, 2004
                                                         NUMBER                     % OF
SHARES                                                 OF SHARES               CAPITAL STOCK      % OF VOTING RIGHTS
------                                                 ---------               -------------      ------------------
Class A shares..............................           281,221,650                  22.7%                 63.4%
Class B shares..............................           811,185,367                  65.3%                 36.6%
                                                                                   -----                 -----
Preferred shares (1)........................           149,000,000                  12.0%                  0.0%
                                                     =============                 -----                 -----
Total.......................................         1,241,407,017                 100.0%                100.0%
                                                     =============                 -----                 -----

----------------------------
(1) Once the preferred shares are converted to class B shares, the voting rights of the class A shares will be 59.4% and of the class B shares 40.6%.

REGISTRATION AND TRANSFER

         The class B shares are book-entry common shares held through Caja de Valores S.A. Caja de Valores maintains a stock registry for Grupo Galicia and only those persons listed in such registry will be recognized as shareholders of Grupo Galicia. Caja de Valores periodically delivers to Grupo Galicia a list of the shareholders at certain date.

         The class B shares are transferable on the books of Caja de Valores. Caja de Valores records all transfers in Grupo Galicia's registry. Within 10 days of such transfer, Caja de Valores is required to confirm the registration of transfer with the transferor.

         Of the 149 million preferred shares recently issued 138 million shares are in the form of a Global Certificate deposited in Caja de Valores and about 11 million shares are certificated shares corresponding to US Persons and Grupo Galicia maintains the registry and records all transfers.

VOTING RIGHTS

         At shareholders' meetings, each class A share is entitled to five votes and each class B share is entitled to one vote. However, class A shares are entitled to only 1 vote in certain matters, such as:

         - a merger or spin-off in which Grupo Galicia is not the surviving corporation, unless the acquirer's shares are authorized to be publicly offered or listed on any stock exchange;

         -        a transformation in Grupo Galicia's legal corporate form;

         -        a fundamental change in Grupo Galicia's corporate purpose;

         -        a removal of Grupo Galicia's domicile outside Argentina;

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

         All distinctions between our class A shares and our class B shares will be eliminated upon the occurrence of any of the following change of control events:

         -        EBA Holding sells 100% of its class A shares;

         - EBA Holding sells a portion of its Grupo Galicia class A shares to a third person who, when aggregating all Grupo Galicia class A shares with Grupo Galicia class B shares owned by such person, if any, obtains 50% plus one vote of our total votes; or

         - the current shareholders of EBA Holding sell shares of EBA Holding that will allow the buyer to exercise more than 50% of the voting power of EBA Holding at any general shareholders' meeting of EBA Holding shareholders, except for transfers to other current shareholders of EBA Holding or to their heirs or their legal successors or to entities owned by any of them.

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

LIMITED LIABILITY OF SHAREHOLDERS

         Shareholders are not liable for our obligations. Shareholders' liability is limited to the payment of the shares for which they subscribe. However, shareholders who have a conflict of interest with us and do not abstain from voting may be held liable for damages to us. Also, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or our bylaws may be held liable for damages to us or to third parties, including other shareholders, resulting from such resolutions.

DIRECTORS

         Our bylaws provide that the board of directors shall be composed by at least three and at most nine members, as decided at a general ordinary shareholders' meeting. To be appointed to our board of directors, such person must have been presented as a candidate by shareholders who represent at least 10% of the voting rights of Grupo Galicia, at least three business days before the date the general ordinary shareholders' meeting is to be held.

         At each annual shareholders' meeting, the term of one third of the members of our board of directors (no fewer than three directors) expires and their successors are elected to serve for a term of three years. This system of electing directors is intended to help maintain the continuity of the board. Alternate directors replace directors until the following general ordinary shareholders' meeting is held. Directors may also be replaced by alternate directors if a director will be absent from a board meeting. The board of directors is required to meet at least once every month and anytime any one of the directors or syndics requests.

         Our bylaws state that the board of directors may decide to appoint an executive committee and/or a delegate director.

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

         The Argentine Commercial Companies Law provides that aggregate director compensation may exceed the maximum percentage of adjusted net income in any one year when the Company's profits are nonexistent or too small as to allow payment of a reasonable compensation to Board members which have been engaged in technical or administrative services to the Company, provided that such proposal is described in the notice of the agenda for the ordinary shareholders' meeting and is approved by a majority of Grupo Galicia's shareholders present at such shareholders' meeting.

         Besides the legal regulations described above, the bylaws of Grupo Galicia dictate that the Board members are to be compensated according to the best practices and national and international market standards to compensate directors with similar duties and responsibilities.

SYNDICS

         Our bylaws, in accordance with Argentine law, provide for the maintenance of a supervisory committee whose members are three permanent syndics and three alternate syndics. Syndics are elected for a one-year term and may be reelected. Alternate syndics replace permanent syndics in case of absence. For the appointment of syndics, each of our class A shares and class B shares has only one vote. Fees for syndics are established by the shareholders at the annual ordinary shareholders' meeting. Their function is to oversee the management of the company, to control the legality of the actions of the board of directors, to attend all board of directors' meetings, to attend all shareholders' meetings, to prepare reports for the shareholders on the financial statements with their opinion, and to provide information regarding the company to shareholders that represent at least 2% of the capital stock. Syndics' liabilities are joint and several and unlimited for the nonfulfillment of their duties. They are also jointly and severally liable, together with the members of the board of directors, if the proper fulfillment of their duties as syndics would have avoided the damage or the losses caused by the members of the board of directors.

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

         Extraordinary shareholders' meetings may be called at any time to discuss matters beyond the competence of the ordinary meeting, including but not limited to amendments to the bylaws, matters related to the liquidation of the Company, limitation of the shareholders' preemptive rights to subscribe new shares, issuance of bonds and debentures, transformation of the corporate form, the merger into another company and spin-offs, early winding-up, change of the company's domicile to outside Argentina, total or partial repayment of capital for losses, a substantial change in the corporate purpose set forth in the bylaws.

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

         Additionally, the bylaws provide that any shareholder holding at least 5% in the aggregate of Grupo Galicia capital stock may present, in writing, to the board of directors, before February 28 of each year, proposals of items to be included in the agenda at the annual general ordinary shareholders' meeting. The board of directors is not bound to include such items in the agenda.

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

         The quorum for extraordinary shareholders' meetings consists of 60% of stock entitled to vote, and resolutions may be adopted by an absolute majority of the votes present. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, shall constitute quorum. Resolutions are to be adopted by an absolute majority of the votes present. The second meeting has to be convened to be held within thirty days of the date for which the first extraordinary meeting was called, and the notice must be published for three days, at least eight before the date of the second meeting. Some special matters require a favorable vote of the majority of all the stock holding voting rights, the class A shares being granted the right to only 1 vote each. The special matters are described in " -- Voting Rights" above.

DIVIDENDS

         Dividends may be lawfully paid and declared only out of our retained earnings representing the profit realized on our operations and investments reflected in our annual financial statements according to Argentine GAAP as approved at our annual general shareholders' meeting. No profits may be distributed until prior losses are covered. Dividends paid on our class A shares and class B shares will equal one another on a per-share basis.

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

         Our board of directors submits our financial statements for the previous fiscal year, together with reports prepared by our supervisory committee, to our shareholders for approval at the general ordinary shareholders' meeting. The shareholders, upon approving the financial statements, determine the allocation of Grupo Galicia's net income.

         Our board of directors is allowed by law and by our bylaws to decide to pay anticipated dividends on the basis of a balance sheet especially prepared for purposes of paying such dividends.

         Under CNV regulations and our bylaws, cash dividends must be paid to shareholders within 30 days of the shareholders' meeting approving the dividend. Payment of dividends in shares requires authorization from the CNV, the Buenos Aires Stock Exchange and the Cordoba Stock Exchange, whose authorizations must be requested within 10 business days after the shareholders' meeting approving the dividend. Grupo Galicia must make distribution of the shares available to shareholders not later than three months after receiving authorization to do so from the CNV.

         Shareholders may no longer claim the payment of dividends from Grupo Galicia once three years have elapsed from the date on which the relevant dividends were made available to such shareholders.

CAPITAL INCREASES AND REDUCTIONS

         We may increase our capital upon resolution of the general ordinary shareholders' meeting. All capital increases must be reported to the CNV, published in the Boletin Oficial (Official Gazette) and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. Voluntary reduction of capital must be approved by an extraordinary shareholders' meeting after the corresponding authorization by the Buenos Aires Stock Exchange, the Cordoba Stock Exchange and the CNV and may take place only after notice of such reduction has been published and creditors have been given an opportunity to obtain payment or guarantees for their claims or attachment. Reduction of capital is mandatory when losses have exceeded reserves and more than 50% of the share capital of the company.

PREEMPTIVE RIGHTS

         Under Argentine law, it is mandatory that a shareholder of ordinary shares of any given class have a preemptive right, proportional to the number of shares he or she owns, to subscribe for shares of capital stock of the same class or of any other class if the new subscription offer does not include all classes of shares. Shareholders may only decide to suspend or limit preemptive rights by supermajority at an extraordinary shareholders' meeting and only in exceptional cases. Shareholders may waive their preemptive rights only on a case-by-case basis.

         In the event of an increase in Grupo Galicia's capital, holders of class A shares and class B shares have a preemptive right to subscribe for any issue of class B shares in an amount sufficient to maintain the proportion of capital then held by them. Holders of class A shares are entitled to subscribe for class B shares because no further class A shares carrying five votes each are allowed to be issued in the future. Under Argentine law, companies are prohibited from issuing stock with multiple voting rights after they have been authorized to make a public offering of securities. Our bylaws do not grant preemptive rights to preferred shares.

         Preemptive rights are exercisable following the last publication of notice of shareholders' opportunity to exercise preemptive rights in the Official Gazette and an Argentine newspaper of wide circulation for a period of 30 days, provided that such period may be reduced to no less than 10 days if so approved by an extraordinary shareholders' meeting.

         Shareholders who have exercised their preemptive rights and indicated their intention to exercise additional preemptive rights are entitled to additional preemptive rights ("accretion rights"), on a pro rata basis, with respect to any unsubscribed shares, in accordance with the terms of the Argentine Commercial Companies Law. Class B shares not subscribed for by shareholders through exercise of their preemptive or accretion rights may be offered to third parties.

         Holders of ADSs may be restricted in their ability to exercise preemptive rights if a registration statement relating to such rights has not been filed or is not effective if an exemption from registration is not available.

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

         Appraisal rights must be exercised within 5 days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolutions, or within 15 days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that he was a shareholder on the date of such meeting. In the case of merger or spin-off involving an entity authorized to make a public offering of its shares, appraisal rights may not be exercised if the shares to be received as a result of such transaction are listed on any stock exchange. Appraisal rights are extinguished if the resolution giving rise to such rights is overturned at another shareholders' meeting held within 75 days of the meeting at which the resolution was adopted.

         Payment on the appraisal rights must be made within one year of the date of the shareholders' meeting at which the resolution was adopted, except where the resolution was to delist Grupo Galicia's capital stock, in which case the payment period is reduced to 60 days from the date of the related resolution.

PREFERRED STOCK

         According to the Argentine Commercial Companies Law and our bylaws, an ordinary shareholders' meeting may approve the issuance of preferred stock. Such preferred stock may have a fixed dividend, cumulative or not cumulative, with or without additional participation in Grupo Galicia's profits, as decided by shareholders at a shareholders' meeting when drawing the conditions of the issuance. They may also have other preferences, like a preference in the liquidation of the Company.

         The holders of preferred stock shall not be entitled to voting rights. Notwithstanding the foregoing, in the event that no dividends are paid to such holders for their preferred stock, and for as long as such dividends are not paid, the holders of preferred stock shall be entitled to voting rights. Holders of preferred stock are also entitled to vote on certain special matters, such as the transformation of the corporate form, the merger into another company and spin-offs (when Grupo Galicia is not the surviving entity and the surviving entity is not listed on any stock exchange), early winding-up, a change of Grupo Galicia's domicile to outside Argentina, total or partial repayment of capital for losses and a substantial change in the corporate purpose set forth in the bylaws or in the event the preferred stock is traded on stock exchanges and such trading is suspended or terminated.

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

REDEMPTION OR REPURCHASE

         According to Decree No. 677/01, a sociedad anonima may acquire the shares issued by it, provided that the public offering and listing thereof has been authorized, subject to the following terms and conditions and those set forth by the CNV. The CNV has not yet issued its regulations. The above mentioned conditions are: (a) the shares to be acquired shall be fully paid up;
(b) there shall be a resolution signed by the board of directors to such effect;
(c) the acquisition shall be made out of net profits or free or voluntary reserves; and (d) the total amount of shares acquired by the company, including previously acquired shares, shall not exceed 10% of the capital stock or such lower percentage determined by the CNV. The shares acquired by the company in excess of such limit shall be disposed of within the term of 90 days after the date of the acquisition originating such excess.

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

LIQUIDATION

         Upon liquidation of Grupo Galicia, one or more liquidators may be appointed to wind up the company. If no such appointment is made, our board of directors will act as liquidator. All outstanding common shares will be entitled to participate equally in any distribution upon liquidation.

         In the event of a liquidation, in Argentina as well as in any other country, the assets of Grupo Galicia shall first be applied to satisfy its debts and liabilities.

OTHER PROVISIONS

         The bylaws are governed by Argentine law and the ownership of any kind of Grupo Galicia's shares represents acceptance of its bylaws and submission to the exclusive jurisdiction of the ordinary commercial courts of Buenos Aires for any claim or dispute related to the company, its shareholders, directors and members of the supervisory committee.

EXCHANGE CONTROLS

         From 1989 to November 30, 2001, there were no foreign exchange controls preventing or restricting the conversion of pesos into U.S. dollars and transfers abroad. However, on December 3, 2001, the government introduced controls over the foreign exchange market and on transfers of foreign currency abroad. In late 2002 and during 2003, controls over the foreign exchange market and capital movements were lifted to a large extent. As of the date of this annual report, certain controls still remain.

         In particular, access to the foreign market is limited to a monthly U.S. dollar amount for all Argentine residents and transfers of foreign exchange abroad by financial institutions, such as the Bank, with outstanding indebtedness with the Argentine Central Bank for liquidity support, is subject to the prior authorization of the Argentine Central Bank. Such prior authorization is not required for payments in connection with the foreign debt of the Bank's head office in Argentina and its Cayman Branch, which was restructured on May 18, 2004, given that such restructuring was approved by the Argentine Central Bank.

         See Item 4. "Information on the Company -- Main Regulatory Changes in 2002 and 2003 -- Foreign Exchange Market."

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

         There is an exception under which a 35% tax ("equalization tax") will be imposed on certain dividends approved by the registrant's shareholders.

         The equalization tax will be applied only to the extent that distributions of dividends exceed the taxable income of the company increased by nontaxable dividends received by the distributing company in prior years and reduced by Argentine income tax paid by the distributing company.

         In this situation the equalization tax will be imposed as a withholding tax on the shareholder receiving the dividend. Dividends distributions made in property (other than cash) will be subject to the same tax rules as cash dividends. Stock dividends are not subject to Argentine taxation.

         Taxation of Capital Gains

         Pursuant to Decree No. 2,284/91 (the "Deregulation Decree"), capital gains derived by nonresident individuals or foreign companies from the sale, exchange or other disposition of ADSs or class B shares are not currently subject to income tax.

         Only applicable to shares not listed in a stock exchange and beginning January 1, 2001, capital gains from the sale, exchange or other dispositions of shares not listed in a stock exchange, will be subject to income tax when derived by individuals domiciled in Argentina.

         In addition, in the case of legal entities or permanent organizations incorporated or domiciled abroad that, pursuant to its bylaws, charters, documents or the applicable regulatory framework, that have as its principal activity investing outside of the jurisdiction of their incorporation or domicile, or are generally restricted from doing business in its country of incorporation, it will be assumed, without any proof to the contrary being admitted, that the seller is an individual domiciled in Argentina. Such legal entities will be subject to income tax imposed as a withholding tax on the seller receiving the payment (for payments made beginning April 30, 2001) at the rate of 17,50% (that is, 35% on 50% of the amount of the payment), but the foreign party may choose instead to pay a tax of 35% on the net gain realized on the sale. In such situation, the Deregulation Decree will not be applicable.

         On July 3, 2003, the Government Chief Counsel (Procurador del Tesoro) issued an opinion that the provisions of the income tax law that taxed capital gains arising from unlisted shares obtained by resident individuals or "offshore companies," as defined by the Argentine Income Tax Law, are no longer in force because they have been implicitly abrogated. The validity of this opinion is difficult to assess. Opinions of the Government Chief Counsel are binding upon all government attorneys, including attorneys of the Argentine Tax Administration.

         Transfer Taxes

         No Argentine transfer taxes are applicable on the sale or transfer of ADSs or class B shares.

         Tax on Minimum Notional Income

         The tax reform in force since 1999 reinstituted a tax on assets on Argentine companies that will be in effect during 10 years, unless that term is extended by future legislation.

         This tax is similar to the asset tax that was previously in effect in Argentina from 1990 to 1995. It applies at a general rate of 1% on a broadly defined asset base encompassing most of the taxpayer's gross assets at the end of any fiscal year ending after December 31, 1998.

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

         Personal Assets Tax

         Individuals domiciled in Argentina will be subject to a 0.5% annual tax in respect of assets located in Argentina and abroad for assets not exceeding Ps. 200,000. For assets exceeding Ps. 200,000 the tax rate is 0.75%. The tax will be levied on the difference between the total value of the taxpayer's assets at each December 31st and a nontaxable threshold of Ps. 102,300. Individuals domiciled abroad will pay the tax only in respect of the assets they hold in Argentina. In the case of individuals domiciled abroad, the tax will be paid by the individuals or legal entities domiciled in Argentina which as of December 31st of each year hold the joint ownership, possession, use, enjoyment, deposit, safekeeping, custody, administration or tenure of the assets located in Argentina subject to the tax belonging to the individuals domiciled abroad. In such case the annual nontaxable amount of Ps. 102,300 will not be deductible. When the direct ownership of negotiable bonds, government securities and certain other investments, except shares issued by companies ruled by Law No. 19,550 (Commercial Companies Law), corresponds to companies domiciled abroad in countries that do not enforce registration systems for private securities (with the exception of insurance companies, open-end investment funds, pension funds or banks and financial entities with head offices in countries that have adopted the international banking supervision standards laid down by the Basel Committee on Banking Supervision) or that pursuant to its bylaws, charter, documents or the applicable regulatory framework, have as its principal activity investing out of the jurisdiction of its organization or domicile, or are generally restricted from doing business in its country of incorporation, it will be assumed, without any proof to the contrary being admitted, that those assets belong ultimately to individuals and therefore the system for paying the tax for such individuals domiciled abroad is applicable to them. The annual nontaxable amount of Ps. 102,300 will not be deductible and the tax will not have to be paid when it is less than Ps. 256. The regulations for applying these requirements have not yet been issued. In the case of government securities or bonds the personal assets tax will be applied at the rate of 1.5%.

         There is an exception pursuant to a recent tax reform that was published in the Official Gazette as Law No. 25,585, which went into effect on December 31, 2002. This tax reform introduced a mechanism to collect the personal assets tax on shares issued by companies ruled by Law No. 19,550, which ownership belongs to individuals domiciled in Argentina or abroad and companies or legal entities domiciled abroad. In the case of companies or legal entities domiciled abroad, it will be assumed, without any proof to the contrary being admitted, that those shares belong ultimately to individuals domiciled abroad.

         The tax will be assessed and paid by those companies ruled by Law No. 19,550 at the rate of 0.5% on the value of the shares or equity interest. The valuation of the shares, whether listed or not, must be made according to their proportional equity value. In such case the annual nontaxable amount of Ps.
102.300 will not be deductible. These companies may eventually seek reimbursement from the direct owner of its shares in respect of any amounts paid to the Argentine tax authorities as personal assets tax. Grupo Galicia has sought reimbursement for the amount paid corresponding to December 31, 2002. The board of directors submitted the decision on how to proceed with respect to fiscal year 2003 to the annual shareholders' meeting held April 22, 2004. At that meeting, our shareholders voted to suspend all claims on our shareholders for amounts unpaid for fiscal year 2002 and to have us absorb the amounts due for fiscal year 2003 onward when not withheld from dividends.

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

UNITED STATES TAXES

         The following summary of U.S. Federal income taxes describes certain U.S. Federal income tax consequences of the ownership of class B shares or ADSs (which are evidenced by American Depositary Shares,

"ADSs"), as such securities are set forth in the documents or the forms thereof, relating to such securities as in existence on the date hereof, but it does not purport to address all of the tax considerations that may be relevant to a decision to purchase, own or dispose of class B shares or ADSs. This summary assumes that the class B shares or ADSs will be held as capital assets and does not address tax consequences to all categories of investors, some of which (such as dealers or traders in securities or currencies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt entities, banks, insurance companies, persons that received Class B Shares or ADSs as compensation for the performance of services, persons owning (or are deemed to own for U.S. tax purposes) at least 10% or more (by voting power or value) of the shares of Grupo Galicia, investors whose functional currency is not the U.S. dollar and persons that will hold the ordinary shares or ADSs as part of a position in a "straddle" or as part of a "hedging" or "conversion" transaction for U.S. tax purposes) may be subject to special tax rules. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of Class B Shares or ADSs.

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

         If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds class B shares or ADSs, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

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

         Taxation of Cash Dividends and Distribution of Stock

         Subject to the discussion below under "Passive Foreign Investment Company Considerations," for U.S. Federal income tax purposes, distributions by the Company of cash or property (other than certain distributions, if any, of Class B Shares or ADSs distributed pro rata to all shareholders of the Company, including holders of ADSs) made with respect to the Class B Shares, represented by ADSs, before reduction for any Argentine taxes withheld therefrom, will constitute dividends to the extent of the registrant's current and accumulated earnings and profits, and will be included in the gross income of a U.S. Holder as dividend income. Subject to the discussion below under "Passive Foreign Investment Company Considerations," noncorporate U.S. Holders generally may be taxed on distributions on ADSs (or shares that are readily tradable on an established securities market in the United States at the time of such distribution) at the lower rates applicable to long-term capital gains for taxable years beginning on or before December 31, 2008 (i.e., gains from the sale of capital assets held for more than one year). Noncorporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss with respect to such ADSs (or shares), that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4)(B) of the Code or that receive dividends with respect to which they are obligated to make related payments, will not be eligible for the reduced rates of taxation. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Internal Revenue Code of 1986, as amended (the "Code"). Subject to the discussion below under "Passive Foreign Investment Company Considerations," if distributions with respect to the Class B Shares exceed the registrant's current and accumulated earnings and profits, the excess would be treated first as a tax-free return of capital to the extent of such U.S. Holder's adjusted tax basis in the ADSs, which represent Class B Shares. Any amount in excess of the amount of the dividend and the return of capital would be treated as capital gain. The Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Dividends paid in pesos will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the pesos on the date of receipt, which, in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Any gains or losses resulting from the conversion of pesos between the time of the receipt of dividends paid in pesos and the time the pesos are converted into U.S. dollars will be treated as ordinary income or loss, as the case may be, of a U.S. Holder. Dividends received by a U.S. Holder with respect to the Class B Shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder's foreign tax credit limitation. Subject to certain conditions and limitations, Argentine tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder's U.S. Federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends generally will constitute foreign source "passive income" (or in the case of certain holders, "financial services income") for U.S. foreign tax credit purposes.

         Subject to the discussion below under "Backup Withholding and Information Reporting Requirements," a Non-U.S. Holder generally will not be subject to U.S. Federal income or withholding tax on dividends received on Class B Shares or ADSs, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

         Taxation of Capital Gains

         Subject to the discussion below under "Passive Foreign Investment Company Considerations," U.S. Holders that hold ADSs as capital assets will recognize capital gain or loss for U.S. Federal income tax purposes upon a sale or exchange of such ADSs in an amount equal to the difference between such U.S. Holder's adjusted tax basis in the Class B Shares or ADSs and the amount realized on their disposition. In the case of a noncorporate U.S. Holder, the maximum marginal U.S. Federal income tax rate applicable to such gain will be lower than the maximum marginal federal income tax rate for ordinary income (other than certain dividends) if the U.S. Holder's holding period for the Class B Shares or ADSs exceeds one year (i.e., long-term capital gains). Gain or loss, if any, recognized by a U.S. Holder generally will be treated as United States source income or loss for U.S. foreign tax credit purposes. Certain limitations exist on the deductibility of capital losses for U.S. Federal income tax purposes.

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

         Passive Foreign Investment Company Considerations

         A Non-United States corporation will be classified as a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75 percent of its gross income is "passive income" or (2) at least 50 percent of the average value of its gross assets is attributable to assets that produce "passive income" or is held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions, other than certain income derived in the active conduct of a banking business.

         Based on certain estimates of its gross income and gross assets and the nature of its business, the Company believes that it will not be classified as a PFIC for the taxable year ended December 31, 2003. The Company's status in future years will depend on its assets and activities in those years. The Company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were a PFIC, a U.S. Holder of Class B Shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of certain dividends at the lower rates applicable to long-term capital gains, as discussed above under "Taxation of Cash Dividends and Distribution of Stock") with respect to any gain from the sale or exchange of, and certain distributions with respect to, the Class B Shares or ADSs.

         If the Company were a PFIC, a U.S. Holder of Class B Shares or ADSs could make a variety of elections that may alleviate certain of the tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of the Class B Shares or ADSs. U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if the Company were treated as a PFIC.

         Backup Withholding and Information Reporting

         United States backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock.

         Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Class B Shares or ADSs made within the United States to a holder of Class B Shares or ADSs (other than an "exempt recipient," including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons).

         A payor will be required to withhold backup withholding tax from any payments of dividends on, or proceeds from the sale or redemption of, Class B Shares or ADSs within the United States to a holder (other than an exempt recipient such as a corporation or a payee that is not a United States person and that provides an appropriate certification) if such Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% through 2010. In the case of such payments made within the United States to a foreign simple trust, foreign grantor trust or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a "withholding foreign trust" or a "withholding foreign partnership" within the meaning of certain Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor only may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

         THE ABOVE SUMMARIES ARE NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF THE CLASS B SHARES OR ADSs.

MATERIAL CONTRACTS

         In connection with the Bank's foreign debt restructuring, we entered into the registration rights agreement and corporate governance/financial reporting agreement (the "Grupo Galicia agreement") as described in Item 4. "Information on the Company -- Business -- Banco Galicia -- Galicia Capitalization and Liquidity Plan -- Restructuring of the Foreign Debt of the Bank's head office in Argentina and its Cayman Branch," and copies of which are filed as exhibits to this annual report.

         Under the Grupo Galicia agreement, in addition to agreeing to provide financial and other information to the lenders under the Bank's loan agreements, we agreed that for so long as any amounts payable under the loan agreements remain outstanding, we will, by November 18, 2004, cause our audit committee of our board of directors to have at least three members, a majority of which shall be "independent directors" (as such term is defined in NASDAQ Stock Market Inc. Rule 4350(d)(2)(A)), and comply with certain provisions of the U.S. Sarbanes Oxley Act of 2002 relating to granting of personal loans to executives, implementing internal controls and a code of ethics and providing certifications from our chief executive officer and chief financial officer.

         We also agreed that we will not pay fees to the members of our board of directors during any fiscal year, or enter into agreements or any other kind of transactions pursuant to which we will pay fees, salaries, retainers or any other kind of compensation to the members of our board of directors during any fiscal year, if the aggregate amount of fees, salaries, retainers or other compensation during such fiscal year would exceed US$1.5 million or make any payment to our management in excess of market compensation.

         In addition, each year, we agree to inform the lenders under the loan agreements as to whether a change of control has occurred. If a change of control, as defined in the Grupo Galicia agreement, occurs, it may trigger an event of default under the Bank's loan agreements.

         In connection with its foreign debt restructuring, the Bank entered into various restructured loan agreement with its bank creditors, a form of which is filed as an exhibit to this annual report, and into an indenture with The Bank of New York, acting as trustee, pursuant to which the bond instruments were issued. A copy of the indenture is filed as an exhibit to this annual report. These new loan agreements and/or indenture include a number of significant covenants that, among other things, restrict the Bank's ability to: pay dividends on stock or purchase stock (see Item 8. "Financial Information -- Dividend Policy and Dividends -- Dividend Policy"); make certain types of investments; use the proceeds of the sale of certain assets or the issuance of debt or equity securities; engage in certain transactions with affiliates; and engage in businesses activities unrelated to the Bank's current business. In addition, certain of these agreements also require the Bank to maintain specified financial ratios and to comply with certain reporting and informational requirements.

DOCUMENTS ON DISPLAY

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the United States Securities and Exchange Commission. These materials, including this annual report and its exhibits, may be inspected and printed or copied for a fee at the SEC'S Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information about the operation of the Public Reference Room by calling the SEC at (202) 942-8090.

These material are also available on the SEC's website at http://www.sec.gov. Material submitted by us can also be inspected at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1506.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

GENERAL

         Market risks faced by the Group are the risks arising from the fluctuations in interest rates and in foreign exchange rates. Market risk for Grupo Galicia arises mainly from the operations of Banco Galicia in its capacity as a financial intermediary. Grupo Galicia's subsidiaries and equity investees other than Banco Galicia are also subject to market risk. However, the amount of these risks are not significant and are not discussed below. Grupo Galicia's policy regarding these risks is applied at the level of its operating subsidiaries.

         At Banco Galicia, the process of establishing the consolidated Bank risk tolerance and practices is carried out under the direction of the board of directors and the supervision of the risk management committee and the financial risk policy committee ("Comite de Posicion Financiera"). The board of directors delegates risk policy definition and supervision to these committees, the risk management division, the treasury division and the credit division, and specific risk supervision and management functions to senior officers of the treasury division (liquidity management and market risks), the credit division (credit risk) and the risk management division (operational risk). The above mentioned committees are the most senior corporate forums for supervising and monitoring risk management practices and compliance. See Item 6. "Directors, Senior Management and Employees -- Functions of the Board of Directors of Banco Galicia."

         The risk management's division's mission is to assure that the Bank's board of directors and executive authorities are fully aware of all of the risks to which Banco Galicia is exposed. For this, it participates in the design of the necessary policies to achieve a proper global risk management, reviews on an ongoing basis the different risk exposures and monitors compliance across the Bank with the established risk standards.

         The treasury division is responsible for managing liquidity and market risks. Until November 2001, it presented to the financial risk policy committee, on bimonthly basis, a report containing the information necessary to assess and control market risk. The crisis situation in late 2001 altered the frequency of such presentations. Currently these presentations are made on a weekly basis.

         The review of such information provides the Bank with a view of the environment in which it operates and of its exposure to market risk. Based on this review the committee formulates recommendations and actions.

         Before 2002, the interest rate, cash flow and currency mismatches in the Bank's balance sheets were the result of the Bank's risk management decisions, limited to a certain extent by the unavailability of hedging instruments in the local market and to a limited availability of such instruments in the international market.

         The economic policy implemented by the Argentine government in 2002 meant the compulsory modification by the government of most of the contracts outstanding between economic agents, which, among others, radically modified the currency of denomination of bank assets and liabilities, their maturity and their interest rates from those outstanding as of December 31, 2001. In addition the adjustment by the CER or the CVS indices of principal of pesified assets or liabilities was introduced. As a result of these measures, currently the Bank's balance sheet shows interest rate, cash flow and currency mismatches between assets and liabilities, that have been created by the economic policy of the Argentine government in 2002. These mismatches are currently, to a large extent, beyond the Bank's control. See Item 5. "Operating and Financial Review and Prospects -- Item 5A. Operating Results -- Currency Composition of our Balance Sheet."

         Liquidity management is discussed in Item 5. "Operating and Financial Review and Prospects -- Item 5B. Liquidity and Capital Resources -- Liquidity."

         Credit risk management is discussed in Item 4. "Information on the Company -- Selected Statistical Information -- Credit Review Process" and the other sections under Item 4. "Information on the Company -- Selected Statistical Information" describing the Bank's loan portfolio and loan loss experience.

INTEREST RATE RISK

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

         The Bank monitors the repricing structure of interest-earning assets and interest-bearing liabilities, using such methods as gap analysis, rate-shock analysis and net-present-value analysis together with gap-duration analysis. Interest-rate gap reports are used basically for measuring risk in the short term.

         As of December 31, 2003, the Bank's interest-earning assets and interest-bearing liabilities, taking into account the different segments of interest-earning assets and interest-bearing liabilities, and the total mismatch in each one of the segments, was as follows:

                                                                         AS OF DECEMBER 31, 2003
                                            ----------------------------------------------------------------------------------
                                            PAST DUE /        LESS THAN                                  OVER 10
                                             CALLABLE         ONE YEAR     1 - 5 YEARS  5 - 10 YEARS      YEARS           TOTAL
                                             --------         --------     -----------  ------------      -----           -----
                                                                            (in millions of pesos)
ASSETS
PESOS - ADJUSTABLE BY CER..............              -       Ps.   350.5   Ps. 1,524.8   Ps. 5,496.8   Ps. 2,318.8     Ps. 9,690.9
  Government Securities ...............              -              78.6           5.6             -             -            84.2
  Financial Trusts (Galtrust I, Secured
    Loans, Special Funds Almafuerte and
    Mendoza Banks)......................             -                 -         389.9         255.0         312.7           957.6
  Loans.................................             -             271.9       1,129.3       5,068.2       2,006.1         8,475.5
  Other.................................             -                 -             -         173.6             -           173.6
PESOS - ADJUSTABLE BY CVS...............             -              35.5         164.9         184.4          55.5           440.3
  Loans................................              -              35.5         105.2          89.3          47.4           277.4
  Financial Trusts (Galtrust II and V -
    Mortgage Trust)....................              -                 -          59.7          95.1           8.1           162.9
PESOS..................................              -           1,603.1          44.6           6.5           5.2         1,659.4
  Government Securities................              -             294.4             -             -             -           294.4
  Corporate Debt Securities............              -              22.3             -             -           5.0            27.3
  Financial Trust......................              -               3.6             -             -             -             3.6
  Loans................................              -           1,218.8          31.5           4.0           0.2         1,254.5
  Other Credits........................              -              64.0          13.1           2.5             -            79.6
DOLLARS................................      Ps. 827.9             528.2       3,123.8       3,069.8           0.3         7,550.0
  Overnight ...........................              -              15.2             -             -             -            15.2
  Government Securities................          819.1 (1)           2.4           2.9           2.9             -           827.3
  Compensatory and Hedge Bonds to be
     Received..........................              -                 -       3,032.5       3,030.7             -         6,063.2
  Corporate Debt Securities............            8.8               6.9             -             -             -            15.7
  Loans................................              -             499.7          85.9          33.6             -           619.2
  Other Credits........................              -               4.0           2.5           2.6           0.3             9.4
                                             ---------       -----------   -----------   -----------   -----------     -----------
TOTAL ASSETS...........................      Ps. 827.9       Ps. 2,517.3   Ps. 4,858.1   Ps. 8,757.5   Ps. 2,379.8     Ps.19,340.6

LIABILITIES
PESOS - ADJUSTABLE BY CER................            -    Ps.   647.6    Ps. 3,141.6    Ps. 5,050.8    Ps.     6.6     Ps.  8,846.6
  Time Deposits..........................            -          326.4          164.8           72.0              -            563.2
  Other Financing........................            -           63.1           93.3            3.5              -            159.9
  Lines of Credit from Domestic Banks....            -              -              -           26.9            6.6             33.5
  Argentine Central Bank.................            -          258.1        2,883.5        4,948.4              -          8,090.0
PESOS....................................            -        2,637.4            0.5              -              -          2,637.9
  Demand Deposits .......................            -          876.4              -              -              -            876.4
  Time Deposits..........................            -        1,515.4            0.5              -              -          1,515.9
  Restructured Deposits (CEDROs).........            -              -              -              -              -                -
  Negotiable Obligations.................            -              -              -              -              -                -
  Lines of Credit from Domestic Banks ...            -          245.6              -              -              -            245.6
  Argentine Central Bank.................            -              -              -              -              -                -
  Other Liabilities......................            -              -              -              -              -                -
DOLLARS..................................  Ps. 3,997.4    Ps.   916.6    Ps. 1,672.7    Ps.   876.0              -     Ps.  7,462.7
  Demand Deposits .......................            -          278.6              -              -              -            278.6
  Time Deposits..........................            -          372.4          549.5          412.1              -          1,334.0
  Lines of Credit from Domestic Banks....         38.8(3)         4.4            6.1              -              -             49.3
  Foreign Debt being Restructured -
    Negotiable Obligations...............      1,141.0(2)       123.6          786.4          461.4              -          2,512.4
  Foreign Debt being Restructured -
   Lines of Credit ......................      2,817.6(2)       130.2          322.5              -              -          3,270.3
  Other Liabilities .....................            -            7.4            8.2            2.5              -             18.1
                                           -----------    -----------    -----------    -----------    -----------     ------------
TOTAL LIABILITIES........................  Ps. 3,997.4    Ps. 4,201.6    Ps. 4,814.8    Ps. 5,926.8    Ps.     6.6     Ps. 18,947.2

Asset / Liability Gap....................  Ps.(3,169.5)   Ps.(1,684.3)   Ps.    43.3    Ps. 2,830.7    Ps. 2,373.2     Ps.    393.4
Cumulative Gap...........................     (3,169.5)      (4,853.8)      (4,810.5)      (1,979.8)         393.4
Ratio of Cumulative Gap to Cumulative
  Liabilities ...........................       (79.29)%       (59.20)%       (36.97)%       (10.45)%         2.08%
Ratio of Cumulative Gap to Total
  Liabilities............................       (16.73)%       (25.62)%       (25.39)%       (10.45)%         2.08%

Asset / Liability Gap CER................            -         (297.1)      (1,616.8)         446.0        2,312.2            844.3
Asset / Liability Gap CVS................            -           35.5          164.9          184.4           55.5            440.3
Asset / Liability Gap Interest Rate Pesos            -       (1,034.3)          44.1            6.5            5.2           (978.5)
Asset / Liability Gap Interest Rate......
  Dollars ...............................     (3,169.5)        (388.4)       1,451.1        2,193.8            0.3             87.3

Other Peso-denominated Assets............            -        2,599.2              -              -              -          2,599.2
Other Dollar-denominated Assets..........            -          768.0              -              -              -            768.0
Other Peso-denominated Liabilities.......            -        1,843.8              -              -              -          1,843.8
Other Dollar-denominated Liabilities.....            -          564.0                                                         564.0
Total Assets.............................        827.9        5,884.5        4,858.1        8,757.5        2,379.8         22,707.8
Total Liabilities........................      3,997.4        6,609.4        4,814.8        5,926.8            6.6         21,355.0
GAP......................................  Ps.(3,169.5)   Ps.  (724.9)   Ps.    43.3    Ps. 2,830.7    Ps. 2,373.2     Ps.  1,352.8
                                           ===========    ===========    ===========    ===========    ===========     ============


Principal only. Does not include interest.

(1) Represents the Bank's holdings of Argentine Republic External Notes, currently included in the sovereign's debt restructuring.

(2) Aggregate principal amount of foreign debt of the Bank's head office in Argentina and of its Cayman Branch subject to restructuring as of December 31, 2003, which restructuring was completed as of May 18,2004.

(3) Includes the Bank's debt with the BICE and negotiable obligations of the regional credit card companies.

         In the table above, assets and liabilities in payment default as of December 31, 2003, are shown under a separate column under the heading "past due/callable," including the Bank's foreign debt, whose restructuring was completed on May 18, 2004.

         In the table above, the item "Argentine Central Bank" comprises: (i) the financial assistance for liquidity support granted to the Bank by the Argentine Central Bank, for a principal amount (including the CER adjustment) of Ps. Ps 5,647.1 million. This liability accrues at the CER plus a 3.5% fixed annual interest rate, and its principal will be amortized in 92 monthly installments beginning March 2004; and (ii) the borrowings to be incurred with the Argentine Central Bank to purchase the hedge bond, for a principal amount including the CER adjustment of Ps. 2.,442.9 million, which accrues interest at an annual 2% fixed rate, and the principal of which will be amortized in 8 annual installments between 2005 and 2012.

         To complement gap analysis, but with a longer term perspective, the Bank uses the following methods to obtain different measures of the impact of a change in interest rates and in the CER adjustment on the Bank:

         (i) net present-value / gap duration analysis: first the net present value method is used to obtain the economic value of the Bank's assets and liabilities, by: a) valuing assets and liabilities with a market quotation, when available, at their market value; and b) calculating the net present value of financial assets and liabilities by using market interest rates, when available, to discount the cash flows of financial assets and liabilities with similar credit risk, collateral and maturity. When not available, interest rates and the CER adjustment estimated by the Bank were used. This results from the situation of the financial markets in Argentina as of the date of preparation of this information for fiscal year 2003 and for fiscal year 2002 not having normalized sufficiently for market interest rates to be available for the different types of exposures in the Bank's balance sheet.

         Second, the individual "duration" of each financial asset and liability is determined. Subsequently individual durations are weighted by the net present value of the corresponding asset or liability. The weighted net duration of the Bank's shareholders' equity (net portfolio) is obtained. This measurement allows the determination of the variation of the economic value of the Bank's net portfolio for a given variation (typically 50 or 100 basis points) in market interest rates. The lower the weighted net duration of shareholders' equity, the lower the exposure to changes in market interest rates.

         (ii) Rate shock analysis: this method enables the Bank to measure the impact of given interest-rate and CER variations (typically 50 or 100 basis points) on the Bank's year-one net financial income. The method assumes that interest-rate movements from December 31, 2003, levels are immediate and of the same magnitude and direction, while the structure and volume of assets and liabilities remains unchanged.

         The following discussion about Banco Galicia's management of interest-rate rate risk contains forward-looking statements that involve risk and uncertainties. Actual results could differ from those projected in the forward-looking statements.

         The table below measures as of December 31, 2003, the net present values of the Bank's net portfolio for various interest-rate scenarios, as well as the absolute and percentage changes from the net present value of this portfolio corresponding to the December 31, 2003, interest rate levels. The table also shows the Bank's year-one net interest income generated for various interest-rate scenarios, as well as the absolute and percent changes from amounts generated by the December 31, 2003 interest rate levels. The same is presented as of December 31, 2002, only, given that information prior to 2002 has lost relevance given the radical changes experienced by the Argentine regulatory, macroeconomic and financial system's environments after December 31, 2001.

         For December 31, 2003 and 2002 the breakdown of the Bank's net portfolio into trading and nontrading portfolios is not presented, as: (i) the Bank had an immaterial trading portfolio in 2002, as a result of the Bank's participation in the public-sector debt swaps of government securities for secured loans and of the overall Argentine financial markets situation at the end of that year; and (ii) its trading portfolio as of December 31, 2003 was low and substantially made of short-term securities (Lebac).

         The tables below show that the weighted net duration of the Bank's shareholders' equity as of December 31, 2003, was approximately 30.0 as compared to approximately 320.0 as of December 31, 2002. This indicates that, as of December 31, 2003, a 100-basis-point increase in interest rates would result in 30.0% decline in the net present value of the Bank's shareholders' equity, while a decrease of 100 basis points would have the opposite effect.

                                                                            AS OF DECEMBER 31, 2003
                                          ----------------------------------------------------------------------------------------
NET PORTFOLIO                                              FAIR VALUE                                NET INTEREST INCOME (1)
----------------------------------------------------------------------------------------------------------------------------------
                                                        ABSOLUTE                                         ABSOLUTE
CHANGE IN INTEREST RATES IN BASIS
POINTS (RATE SHOCK)                         AMOUNT      VARIATION         % CHANGE        AMOUNT         VARIATION        % CHANGE
-------------------                         ------      ---------         --------        ------         ---------        --------
                                                                 (in millions of pesos, except percentages)
200................................      Ps.  441.4     Ps.(570.4)         (56.37)%     Ps. 129.5         Ps. 4.1            3.27%
150................................           571.5        (440.3)         (43.52)          128.5             3.1            2.47
100................................           709.5        (302.3)         (29.88)          127.5             2.1            1.67
50.................................           856.1        (155.7)         (15.39)          126.4             1.0            0.80
Static.............................         1,011.8             -               -           125.4               -               -
(50)...............................         1,170.8         159.0           15.71           124.5            (0.9)          (0.72)
(100)..............................         1,340.0         328.2           32.44           123.6            (1.8)          (1.44)
(150)..............................         1,503.7         491.9           48.62           116.8            (8.6)          (6.86)
(200)..............................         1,662.1         650.3           64.27           110.3           (15.1)         (12.04)
                                         ==========     =========          ======       =========         =======          ======

(1) Net interest income of the first year.

                                                                            AS OF DECEMBER 31, 2002
                                          ----------------------------------------------------------------------------------------
NET PORTFOLIO                                              FAIR VALUE                                NET INTEREST INCOME (1)
----------------------------------------------------------------------------------------------------------------------------------
                                                         ABSOLUTE                                         ABSOLUTE
CHANGE IN INTEREST RATES IN BASIS
POINTS (RATE SHOCK)                         AMOUNT      VARIATION         % CHANGE        AMOUNT         VARIATION        % CHANGE
-------------------                         ------      ---------         --------        ------         ---------        --------
                                                    (in millions of February 28, 2003 constant pesos, except percentages)
200................................       Ps.(531.3)    Ps.(629.2)        (642.70)%     Ps. 200.8        Ps.(69.6)         (25.74)%
150................................          (398.1)       (496.0)        (506.64)          218.3           (52.1)         (19.27)
100................................          (232.0)       (329.9)        (336.98)          235.7           (34.7)         (12.83)
50.................................           (66.6)       (164.5)        (168.03)          253.2           (17.2)          (6.36)
Static.............................            97.9             -               -           270.4               -               -
(50)...............................           250.0         152.1          155.36           288.8            18.4            6.80
(100)..............................           401.1         303.2          309.70           307.2            36.8           13.61
(150)..............................           553.8         455.9          465.68           324.3            53.9           19.93
(200)..............................           877.1         779.2          795.91           338.0            67.6           25.00
                                          =========     =========         =======       =========        ========          ======

(1) Net interest income of the first year.

         As of December 31, 2003, the weighted net duration of the Bank's shareholder's equity was approximately 30.0, showing a significant decrease from December 31, 2002. The decrease is mainly attributable to an increase in the duration of liabilities reflecting the restructuring of: (i) the Bank's debt for liquidity support owed to the Argentine Central Bank; and (ii) the foreign debt of the Bank's head office and that of the Cayman Branch completed in May 18, 2004. In the previous fiscal year, both debts were considered callable.

         As of December 31, 2002, the weighted net duration of the Bank's shareholder's equity shows a significant increase as compared to the 6.0% duration as of December 31, 2001. This increase is mainly attributable to the low duration assigned to the Bank's liabilities as of December 31, 2002. The low duration of the Bank's liabilities as of December 31, 2002, reflects the following assumptions: (i) the financial assistance received from the Argentine Central Bank for liquidity support was considered a 30-day revolving facility, in accordance with the Argentine Central Bank rules regarding financial assistance received by banks for liquidity support and given that the measures from the government to restructure the assistance received by banks during the 2001 and 2002 crisis into long term debt were issued after the close of fiscal year 2002; and (ii) the aggregate of the Bank's debt subject to renegotiation was treated as callable. It should be considered also that this high duration applies, unlike previous fiscal years, to a low shareholders' equity net present value, mainly attributable to the Bank's exposure to the Argentine public sector.

FOREIGN EXCHANGE RATE RISK

         Exchange-rate sensitivity is the relationship between the fluctuations of exchange rates and the Bank's net financial income resulting from the revaluation of the Bank's assets and liabilities denominated in foreign currency. The impact of variations in the exchange rate on the Bank's net financial income depends on whether the Bank has a net asset foreign currency position (the amount by which foreign currency denominated assets exceed foreign currency denominated liabilities) or a short foreign currency position (the amount by which foreign currency denominated liabilities exceed foreign currency denominated assets). In the first case an increase/decrease in the exchange rate derives in a gain/loss, respectively. In the second case, an increase/decrease derives in a loss/gain, respectively.

         Until December 31, 2001, Banco Galicia aimed at minimizing the impact of foreign exchange rate fluctuations on its financial results by closely matching assets and liabilities not denominated in pesos, while keeping a net asset position in foreign currency (Banco Galicia's position in currencies other than dollars was always insignificant, therefore in the paragraphs below foreign currency positions largely represent U.S. dollar positions).

         As of December 31, 2003 and 2002, the Bank's position in foreign currency was to a large extent the result of the measures taken by the Argentine government during 2002, mainly the compulsory asymmetric pesification of certain assets and liabilities which changed the currency denomination of Bank's balance sheets components and the compensation for the effects of the former, through dollar-denominated bonds (BODEN 2012), in the case of the Bank. As of December 31, 2003, Banco Galicia had a net asset foreign currency position of Ps. 291.6 million (US$99.4 million), and as of December 31, 2002 it had a net asset foreign currency position of Ps. 378.5 million (US$111.6 million). Its net asset foreign currency position exposes the Bank to losses if the peso appreciates (a decrease in the exchange rate of the peso vis-a-vis the U.S. dollar). The Bank does not have the ability to significantly modify its foreign currency position, due to the characteristics of the Argentine financial markets, the lack of hedge instruments in the local market and the limited access to the international capital markets.

         The following tables contain information on Banco Galicia's sensitivity to exchange-rate risk that constitute forward-looking statements that involve risk and uncertainties. Actual results could differ from those projected in the forward-looking statements.

         The tables below show the effects of changes in the exchange rate of the peso vis-a-vis the U.S. dollar on the value of the Bank's foreign currency net asset position as of December 31, 2003 and 2002. For December 31, 2003 and 2002, the breakdown of the Bank's foreign currency net asset position into trading and nontrading was not presented as the Bank had an immaterial foreign currency trading portfolio as a result of its participation in the public-sector debt swap performed in November 2001 and of the situation of the Argentine financial and securities markets during 2002 and 2003.

                                                                               VALUE OF FOREIGN CURRENCY NET POSITION AS
                                                                                           OF DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------------------------------
PERCENTAGE CHANGE IN THE VALUE OF THE PESO RELATIVE TO THE DOLLAR (1)        AMOUNT         ABSOLUTE VARIATION      % CHANGE
---------------------------------------------------------------------        ------         ------------------      --------
                                                                           (in millions of February 28, 2003 constant pesos,
                                                                                            except percentages)
40%..........................................                               Ps. 408.2            Ps. 116.6             40.0%
30%..........................................                                   379.1                 87.5             30.0
20%..........................................                                   349.9                 58.3             20.0
10%..........................................                                   320.8                 29.2             10.0
Static.......................................                                   291.6                    -                -
(10)%........................................                                   262.4                (29.2)           (10.0)
(20)%........................................                                   233.3                (58.3)           (20.0)
(30)%........................................                                   204.1                (87.5)           (30.0)
(40)%........................................                                   175.0               (116.6)           (40.0)
                                                                            =========            =========            =====

(1) Devaluation / (Revaluation).

\

                                                                              VALUE OF FOREIGN CURRENCY NET POSITION AS OF
                                                                                            DECEMBER 31, 2002
----------------------------------------------------------------------------------------------------------------------------
PERCENTAGE CHANGE IN THE VALUE OF THE PESO RELATIVE TO THE DOLLAR (1)         AMOUNT        ABSOLUTE VARIATION      % CHANGE
---------------------------------------------------------------------         ------        ------------------      --------
                                                                            (in millions of February 28, 2003 constant pesos,
                                                                                            except percentages)
40%..........................................                               Ps. 529.9            Ps. 151.4             40.0%
30%..........................................                                   492.1                113.6             30.0
20%..........................................                                   454.2                 75.7             20.0
10%..........................................                                   416.4                 37.9             10.0
Static.......................................                                   378.5                    -                -
(10)%........................................                                   340.7                (37.8)           (10.0)
(20)%........................................                                   302.8                (75.7)           (20.0)
(30)%........................................                                   265.0               (113.5)           (30.0)
(40)%........................................                                   227.1               (151.4)           (40.0)
                                                                            =========            =========            =====

(1) Devaluation / (Revaluation).

         The decrease in the Bank's net asset foreign currency position as of December 31, 2003 from that as of December 31, 2002, when expressed in pesos, was mainly attributable to the appreciation of the peso vis-a-vis the U.S. dollar during 2003, reflected by a decrease in the exchange rate from Ps. 3.36 per U.S. dollar as of December 31, 2002, to Ps. 2.93 as of December 31, 2003. When expressed in U.S. dollars the net asset position was substantially the same, given that the decrease in the Bank's dollar-denominated assets resultant from the recognition of a lower compensation to be received for asymmetric pesification following observations by the Argentine Central Bank to the determination of the compensation made by the Bank, for US$53.9 million in nominal value of BODEN 2012, was compensated by the payment of dollar-denominated liabilities mainly representing liabilities of Galicia Uruguay, which payments were contemplated by the restructuring schedule agreed with depositors in 2002 (and the exchange offer carried in 2003) and made by using pesos.

         As of December 31, 2002 the Bank had a net asset position in foreign currency of US$111.6 million. The December 31, 2001 position, reflected a situation prior to the devaluation of the peso (January 2002). The December 31, 2002 position was mainly attributable to the recording of the compensation for the effects of asymmetric pesification of certain assets and liabilities through, in the case of the Bank, dollar-denominated bonds (BODEN 2012), given that asymmetric pesification, had left the Bank with an involuntary short foreign currency position. In accordance with the compensation rules applicable, the total amount of compensation in the Bank's books (compensatory and hedge bonds) as of December 31, 2002, was Ps. 7,792.0 million, reflecting US$2,254.0 million of face value of BODEN 2012. As of that date, this amount was subject to review by the Argentine Central Bank.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         As of the date of this annual report, payment defaults remain on the following foreign debt of the Bank's head office in Argentina as a result of certain holders not participating in the foreign debt restructuring of the Bank which was completed on May 18, 2004:

         - 9% Notes due 2003 issued under the Indenture dated November 8, 1993, among the Bank, The Bank of New York, as trustee, co-registrar, principal paying agent and registrar. As of June 30, 2004, the total principal amount in default is US$20.9 million and the total accrued and unpaid interest is US$4.8 million.

         - Floating Rate Notes issued under the a global medium term note program and a purchase agreement, dated June 7, 2001, among the Bank, Santander Central Hispano Investment Securities Inc, New York, as arranger and syndication agent, Banco Santander Central Hispano S.A., acting through its New York branch, as administrative and PRI Agent, the initial purchasers and The Bank of New York, New York, as principal paying agent. As of the date of this annual report, the total principal amount in default is US$0.9 million and the total accrued and unpaid interest as of June 30, 2004, is US$0.091 million.

         The Bank's head office in Argentina is currently in the process of restructuring a US$10.0 million loan under the loan agreement dated December 12, 2001, between the Bank and Banco de Inversion y Comercio Exterior S.A., a domestic bank. As of the date of this annual report, the total principal amount in payment default is US$10.0 million and the total accrued and unpaid interest as of June 30, 2004 is US$1.4 million.

         In addition, an aggregate of Ps. 9.5 million in total principal amount of negotiable obligations issued by the regional credit card companies in which the Bank's holds controlling interests is in payment default.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

         In April 2003, we formed a working group consisting of members of senior management of various business areas and key corporate functions of Grupo Galicia and its main subsidiaries, to evaluate our internal controls and to propose and implement improvements to the extent any weaknesses were identified. In conducting its review and developing an action plan, the working group utilized the methodology proposed by the Committee of Sponsoring Organizations of the Treadway Commission, a private-sector organization dedicated to improving the quality of financial reporting through business ethics, effective internal controls and corporate governance.

         As part of this evaluation, we and each of our principal subsidiaries focused on the following areas: corporate governance, business ethics, production and gathering of information, audit committees, auditing, risk administration, fraud prevention, management, business planning, information technology, internal control, law and regulation and U.S. GAAP requirements.

         During 2003, we took the following actions to improve our internal controls in response to the working group's recommendations:

         - We formed committees for information integrity at the holding company and at the Bank as well as at the other main operating subsidiaries levels and developed responsibilities and guidelines for each committee of each company.

         - We established the audit committee at the holding company level and developed its functions and the related guidelines.

         - We documented the procedures for identifying risks and implemented a risk-balanced scorecard at the Bank.

         - We updated the job descriptions and functions of key personnel at the holding company, the Bank and the insurance companies. (We are in the process of updating the job descriptions and functions of key personnel at the regional credit card companies).

         - We began the process of modifying the Bank's existing code of ethics for the holding company and its principal subsidiaries in order to comply with the requirements of section 406 of the Sarbanes-Oxley Act of 2002.

         - We reviewed and improved the procedures contemplated by the Bank's business contingency plan.

         - We defined the procedures for documenting the management meetings at the holding company and its main operating subsidiaries comprising Grupo Galicia.

         We conducted an evaluation of the effectiveness of the design and operation of our disclosure and controls and procedures as of December 31, 2003 under the supervision and participation of our senior management, including our chief executive officer and chief financial officer pursuant to Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2003, our disclosure controls and procedures are effective in ensuring that all material information we are required to disclose in the reports we file under the Securities Exchange Act is gathered and communicated to our management, including our chief executive officer and chief financial officer, in a timely fashion, and that information required to be disclosed in this annual report or our other reports to be filed under the Securities Exchange Act is timely recorded, processed, summarized and reported.

         Since December 31, 2003, there have been no significant changes in our internal controls (including any corrective actions with regard to significant deficiencies and material weaknesses) or in other factors that could significantly affect these controls.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

         Our board of directors has determined that Mr. Marcelo L. S. Tonini is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

         We have adopted a corporate code of ethics for our holding company and our main subsidiaries in accordance with the requirements of section 406 of the Sarbanes-Oxley Act of 2002. We have posted a copy of our code of ethics on our website, http://www.gfgsa.com.

ITEM 16C. PRINCIPAL ACCOUNTANTS' FEES AND SERVICES

         The following table sets forth the total remuneration billed to Grupo Galicia and its subsidiaries by its independent registered public accounting firm, PricewaterhouseCoopers, during the fiscal years ended December 31, 2002 and 2003. While Net Investment and Galicia Warrants used the services of a local accounting firm, amounts paid to this firm were minimal in the two reported fiscal years.

                                                   2002                2003
                                                    (In thousands of pesos)
Audit fees.............................            2,319               2,336

Audit related fees.....................                -                 714

Tax fees...............................               18                   1

All other fees.........................              372                 646
                                                   -----               -----
             TOTAL                                 2,709               3,697
                                                   -----               -----

AUDIT FEES

         Audit fees are mainly the fees billed in relation with professional services for auditing our consolidated financial statements for the fiscal years 2002 and 2003 and for the review of our interim financial statements, for local purposes, and our annual report on Form 20-F.

AUDIT-RELATED FEES

         Audit-related fees are fees billed for professional services related to the review of our consolidated financial statements, other than the services included under "audit fees" in each of the years 2002 and 2003. Audit-related fees are mainly fees associated with Banco Galicia's debt restructuring.

TAX FEES

         Tax fees are fees billed with respect to tax compliance, advice and planning. Prior to the fiscal year ended December 31, 2003, we conducted our tax compliance work in-house.

ALL OTHER FEES

         All other fees include fees paid for professional services other than the services reported above under "audit fees," "audit related fees" and "tax fees" in each of the fiscal periods above.

AUDIT COMMITTEE PREAPPROVAL

         Commencing with the fiscal year ending December 31, 2004, our audit committee will be required to preapprove all audit and nonaudit services to be provided by our independent registered public accounting firm.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Report of the Independent Registered Public Accounting Firm as of and for the fiscal years ended December 31, 2003, 2002 and 2001

Consolidated Balance Sheets as of December 31, 2003 and 2002

Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2003, 2002 and 2001

Notes to the Consolidated Financial Statements

You can find our audited consolidated financial statements on pages F-1 to F-109 of this annual report.

ITEM 19. EXHIBITS

EXHIBIT                                 DESCRIPTION
-------                                 -----------
1.1       English translation of estatutos sociales (bylaws)

2.1       Indenture, dated as of May 18, 2004, among the Bank, The Bank of New
          York and Banco Rio de la Plata S.A.

4.1 Form of restructured loan facility (as evidenced by the note purchase agreement, dated as of April 27, 2004, among the Bank, Barclays Bank
          PLC, the holders party thereto and Deutsche Bank Trust Company
          Americas)

8.1 For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. "Information on the Company -- Organizational Structure."

12.1      Certification of the principal executive officer required under Rule
          13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes
          Oxley Act of 2002

12.2.     Certification of the principal financial officer required under Rule
          13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes
          Oxley Act of 2002

13.1 Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to 906 of the Sarbanes
          Oxley Act of 2002

13.2 Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to 906 of the Sarbanes
          Oxley Act of 2002

99.1 Registration Rights Agreement dated as of May 18, 2004, executed and delivered by Grupo Galicia for the benefit of certain holders of preferred shares

99.2      Agreement, dated as of April 27, 2004, among Grupo Galicia, the
          International Finance Corporation, the Inter-American Investment
          Corporation, Commodity Credit Corporation and Deutsche Bank Trust
          Company Americas

                                    SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          GRUPO FINANCIERO GALICIA S.A.

                                          By: /s/ Antonio Garces
                                             -------------------------
                                            Name: Antonio Garces
                                            Title: Chairman of the Board, Chief
                                                   Executive Officer

         Date: July 13, 2004

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                                   PAGE
                                                                                                                   ----
Report of the Independent Registered Public Accounting Firm as of and for the fiscal years ended December 31,
2003, 2002, and 2001............................................................................................    F-2

Consolidated Balance Sheets as of December 31, 2003 and 2002 ...................................................    F-4

Consolidated Statements of Income for the years ended December 31, 2003, 2002 and
2001............................................................................................................    F-7

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001......................    F-9

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31,
2003, 2002 and 2001.............................................................................................   F-11

Notes to the Consolidated Financial Statements..................................................................   F-12

           REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Chairman and Directors of
Grupo Financiero Galicia S.A.

We have audited the consolidated balance sheets of Grupo Financiero Galicia S.A. and subsidiaries at December 31, 2003 and 2002 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years ended December 31, 2003, 2002 and 2001, as well as their accompanying notes 1 to 40. These consolidated financial statements and notes are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and the auditing standards generally accepted in Argentina and performed the auditing procedures required by the Banco Central de la Republica Argentina (the "Argentine Central Bank"). Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 2 and 38, the accompanying consolidated financial statements have been prepared in accordance with accounting rules prescribed by the Argentine Central Bank, which differ in certain respects from, and is a comprehensive basis of accounting other than, Argentine generally accepted accounting principles applicable to enterprises in general.

Accounting rules prescribed by Argentine Central Bank vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented for the years ended December 31, 2003, 2002 and 2001, in Notes 27 and 39 to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Financiero Galicia S.A. and subsidiaries at December 31, 2003 and 2002, and the results of operations, changes in shareholders' equity and cash flows for the years ended December 31, 2003, 2002 and 2001, in conformity with accounting rules prescribed by the Argentine Central Bank.

In our audit report dated February 17, 2004, we stated we had a substantial doubt regarding the Company's ability to continue as a going concern due to the following uncertainties that affected the Company's most significant subsidiary (Banco de Galicia y Buenos Aires S.A., the "Bank"), comprising approximately 99.2% of the Company's total assets: (i) the restructuring of the financial system as a whole and the measures designed by the government to stay the economic downturn (ii) the success of the Bank's rehabilitation and restructuring plan to allow the Company to continue its operations and meet its solvency and liquidity ratios required by the Argentine Central Bank (iii) the recoverability of the Company's assets and the settlement of the Company's liabilities. As mentioned in note 1 to the accompanying consolidated financial statements, during 2003 an improvement took place in the Argentine economy, which put an end to the economic recession that had started in the second half of 1998. The financial system has gradually recovered its liquidity levels, recording an increase in deposits and in some types of borrowings, as well as the measures taken by the government had stabilized the financial system. In February, 2004 the Bank restructured its Argentine Central Bank debt and in May 2004, the Bank settled the restructuring of its foreign debt. Accordingly, our present opinion on the 2003 financial statements is different from that expressed in our previous report.

The quality of the Group's financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina. The political and economic crisis of late 2001 and early 2002 in Argentina, and the Argentine government's actions to address such crisis, as mentioned in Note 1 and 39 have had a significant adverse effect on the Group's business activity. Currently, the Group is significantly dependent on the Argentine Government's ability to perform on its obligations to the Bank and to the entire financial system in Argentina, in connection with Federal secured loans, federal government securities and on its obligation to approve and deliver government securities under various laws and regulations.

                                                          PricewaterhouseCoopers

Buenos Aires, Argentina
February 17, 2004, except for note 1 and 37 as to which the date is June 17, 2004.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

                                                                                      DECEMBER 31,
                                                                           ------------------------------------
                                                                                 2003               2002
                                                                           ----------------   -----------------
ASSETS
A. Cash and due from banks
     Cash...............................................................   Ps.      400,699   Ps.       250,219
     Banks and correspondents...........................................            424,603             325,995
     Other..............................................................                848                 624
                                                                           ----------------   -----------------
                                                                           Ps.      826,150   Ps.       576,838

B. Government and corporate securities
     Holdings of investment account securities..........................          2,485,120           1,672,922
     Holdings of trading securities.....................................            327,911               7,680
     Unlisted government securities.....................................             86,227             146,678
     Investments in listed corporate securities.........................              2,950               9,436
     Allowances.........................................................             (2,107)             (6,874)
                                                                           ----------------   -----------------
                                                                           Ps.    2,900,101   Ps.     1,829,842

C.  Loans
      To the non-financial government sector............................          7,800,551           7,690,022
      To the financial sector...........................................            194,692             134,809
      To the non-financial private sector and residents abroad                    4,165,829           4,539,168
        Overdrafts......................................................            218,902             226,985
        Notes...........................................................          1,387,766           1,544,264
        Mortgage loans..................................................            719,593             863,962
        Pledge loans....................................................             54,644             191,534
        Consumer loans..................................................             55,175             119,985
        Credit card loans...............................................            818,837             584,944
        Others..........................................................            390,912             412,039
        Accrued Interest, adjustment  and quotation differences
          receivable....................................................            523,080             608,477
        Document interest...............................................             (2,485)           (10,832)
        Unallocated collections.........................................               (595)             (2,190)
      Allowances........................................................         (1,177,315)         (1,681,836)
                                                                           ----------------   -----------------
                                                                           Ps.   10,983,757   Ps.    10,682,163

D. Other receivables resulting from financial brokerage
   Argentine Central Bank...............................................             69,846              55,908
   Amounts receivable for spot and forward sales to be settled..........                  -               1,922
   Securities receivable under spot and forward purchases to be
     settled............................................................                138                 675
   Unlisted negotiable obligations......................................            103,792             132,317
   Compensation to be received from the national government.............          4,629,595           7,098,505
   Other................................................................          1,496,046           2,010,712
   Allowances...........................................................           (102,008)            (44,337)
                                                                           ----------------   -----------------
                                                                           Ps.    6,197,409   Ps.     9,255,702

        The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                        AS OF DECEMBER 31, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

                                                                                      DECEMBER 31,
                                                                      -------------------------------------
                                                                            2003                 2002
                                                                      ----------------     ----------------
ASSETS (CONTINUED)
E. Assets under financial leases
   Assets under financial leases...................................   Ps.       29,418     Ps.       25,102
   Allowances......................................................             (4,806)              (2,460)
                                                                      ----------------     ----------------
                                                                      Ps.       24,612     Ps.       22,642

F. Equity investments in other companies
   In financial institutions.......................................              3,009                3,486
   Other  .........................................................            141,916              153,609
   Allowances......................................................            (57,858)             (52,841)
                                                                      ----------------     ----------------
                                                                      Ps.       87,067     Ps.      104,254

G. Miscellaneous receivables
   Debtors for sale of assets......................................                185                  661
   Other...........................................................            456,887              360,605
   Accrued interest, adjustment on debtors for sale of assets
     receivable....................................................                 40                    2
   Other accrued interest receivable...............................             67,055                  166
   Allowances......................................................            (53,877)             (29,375)
                                                                      ----------------     ----------------
                                                                      Ps.      470,290     Ps.      332,059

H. Fixed assets....................................................            517,532              570,475

I. Miscellaneous assets............................................            158,098              184,762

J. Intangible assets
   Goodwill........................................................            139,681              170,384
   Organization and development expenses...........................            587,376              151,564
                                                                      ----------------     ----------------
                                                                      Ps.      727,057     Ps.      321,948

K. Unallocated items...............................................              2,592               23,833
                                                                      ----------------     ----------------
            TOTAL ASSETS...........................................   Ps.   22,894,665     Ps.   23,904,518
                                                                      ================     ================

        The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                        AS OF DECEMBER 31, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

                                                                                       DECEMBER 31,
                                                                           ---------------------------------
                                                                                 2003             2002
                                                                           ---------------   ---------------
   LIABILITIES AND SHAREHOLDERS' EQUITY

L. Deposits
   Non-financial government sector.....................................    Ps.      12,412   Ps.       7,826
   Financial sector....................................................             19,460             2,946
   Non-financial private sector and residents abroad...................          5,552,119         5,198,588
     Current accounts..................................................          1,163,703           723,354
     Saving accounts...................................................            818,888           563,868
     Time deposits.....................................................          2,838,480         2,423,155
     Investment accounts...............................................                184                 -
     Other.............................................................            533,626         1,110,963
     Accrued interest, adjustment  and quotation differences
       payable ........................................................            197,238           377,248
                                                                           ---------------   ---------------
                                                                           Ps.   5,583,991   Ps.   5,209,360

M. Other liabilities resulting from financial brokerage
   Argentine Central Bank                                                        8,132,902         8,106,063
         Liquidity assistance loans ...................................          5,579,978         5,449,880
         Other.........................................................          2,552,924         2,656,183
   Banks and international entities....................................          2,735,480         3,184,709
   Unsubordinated negotiable obligations...............................          2,392,909         3,464,539
   Amounts payable for spot and forward purchases to be settled........                  -             2,133
   Securities to be delivered under spot and forward sales to be
     settled...........................................................             99,604           124,530
   Loans from domestic financial institutions..........................            131,763           201,271
   Other  .............................................................          1,003,865         1,008,481
   Accrued interest, adjustment and quotation differences
     payable...........................................................            602,898           279,242
                                                                           ---------------   ---------------
                                                                           Ps.  15,099,421   Ps.  16,370,968

N. Miscellaneous liabilities
   Dividends payable...................................................                 46                46
   Directors' and Syndics' fees payable................................              1,347             2,213
   Other...............................................................            232,246           254,485
   Accrued adjustments and interest payable............................              1,827                 6
                                                                           ---------------   ---------------
                                                                           Ps.     235,466   Ps.     256,750

O. Provisions..........................................................            414,875           334,559
P. Unallocated items...................................................              2,638            10,438
Q. Minority interests..................................................             95,937            83,806
                                                                           ---------------   ---------------
               TOTAL LIABILITIES.......................................    Ps.  21,432,328   Ps.  22,265,881
                                                                           ---------------   ---------------

   SHAREHOLDERS' EQUITY ...............................................          1,462,337         1,638,637
                                                                           ---------------   ---------------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY....................    Ps.  22,894,665   Ps.  23,904,518
                                                                           ===============   ===============

       The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

                                                                                         DECEMBER 31,
                                                                        -----------------------------------------------
                                                                            2003              2002            2001
                                                                        -------------    -------------   --------------
A. Financial income
   Interest on cash and due from banks...............................   Ps.        68    Ps.     2,369   Ps.     63,735
   Interest on loans granted to the financial sector.................         101,107           86,822           96,351
   Interest on overdrafts............................................          38,801          136,840          256,464
   Interest on notes.................................................         192,816          220,811        1,387,693
   Interest on mortgage loans........................................          94,832          125,421          443,423
   Interest on pledge loans..........................................          11,714           59,692           91,594
   Interest on credit card loans.....................................         127,522          177,204          366,458
   Interest on other loans...........................................          28,888          116,417          375,232
   Interest income from other receivables resulting from
     financial brokerage.............................................          98,663          227,978          109,286
   Net income from government and corporate securities...............         129,165          604,772          157,903
   Net income from secured loans - Decree No. 1387/01................         222,927          223,730           71,485
   Consumer price index adjustment (CER/CVS).........................         611,782        3,402,790                -
   Others............................................................          23,657          412,825          167,173
                                                                        -------------    -------------   --------------
                                                                        Ps. 1,681,942    Ps. 5,797,671   Ps.  3,586,797

B. Financial expenses
   Interest on current accounts......................................           3,039           17,565           52,810
   Interest on savings accounts......................................           3,045            8,144           37,298
   Interest on time deposits.........................................         201,766          291,851        1,321,532
   Interest on loans from the financial sector.......................           6,756           26,478           15,828
   Interest expense from other liabilities resulting from
     financial brokerage.............................................         340,567          653,039          433,847
   Other interest ...................................................         408,764        1,605,374           85,598
   Net loss on options...............................................               -              263            1,142
   Consumer price index adjustment...................................         187,532        1,734,648                -
   Others............................................................         351,435          223,043          178,075
                                                                        -------------    -------------   --------------
                                                                        Ps. 1,502,904    Ps. 4,560,405   Ps.  2,126,130

C. Gross brokerage margin............................................         179,038        1,237,266        1,460,667

   Loan loss provision ..............................................         286,428        1,648,576        1,008,514

D. Income from services
   In relation to lending transactions...............................         136,075          142,397          329,720
   In relation to borrowing transactions.............................         116,165          149,885          262,849
   Other commissions.................................................           9,347           14,412          102,185
   Other.............................................................         170,170          209,331          462,042
                                                                        -------------    -------------   --------------
                                                                        Ps.   431,757    Ps.   516,025   Ps.  1,156,796

E. Expenses for services
   Commissions.......................................................          35,237          100,356          104,698
   Other.............................................................          35,121           40,283          109,395
                                                                        -------------    -------------   --------------
                                                                        Ps.    70,358    Ps.   140,639   Ps.    214,093

        The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

                                                                                            DECEMBER 31,
                                                                          -----------------------------------------------
                                                                              2003             2002             2001
                                                                          ------------     -------------    -------------
F. Monetary result of financial brokerage.............................    Ps.  (14,506)    Ps.(1,437,745)   Ps.         -

G. Administrative expenses
   Personnel expenses.................................................         243,501           496,025          699,622
   Directors' and syndics' fees.......................................           1,917             3,236           35,427
   Other fees.........................................................          21,294            28,026           25,245
   Advertising and publicity..........................................          20,020            15,369           54,531
   Taxes..............................................................          29,806            57,761           84,513
   Other operating expenses...........................................         204,599           290,204          373,238
   Other..............................................................          42,227            56,893           97,413
                                                                          ------------     -------------    -------------
                                                                          Ps.  563,364     Ps.   947,514    Ps. 1,369,989

H. Monetary result of operating expenses..............................    Ps.       84     Ps.    21,001    Ps.         -

   Net (loss)/income from financial brokerage.........................        (323,777)       (2,400,182)          24,867

I. Minority interests.................................................          (9,586)          269,572          (22,159)

J. Miscellaneous income
   Net loss on long-term investments..................................               -                 -           34,958
   Penalty interest...................................................           3,183             6,252            6,989
   Loans recovered and allowances reversed............................         563,838            38,130           83,927
   Other..............................................................          97,805           245,900          603,572
   Consumer price index adjustment (CER)..............................          54,381             1,125                -
                                                                          ------------     -------------    -------------
                                                                          Ps.  719,207     Ps.   291,407    Ps.   729,446
K. Miscellaneous losses
   Net loss on long-term investments..................................          22,570           134,988                -
   Penalty interest and Charges in favor of the Argentine
     Central Bank.....................................................             125               646              108
   Loan loss provision from miscellaneous receivables and other
     provisions.......................................................         341,081           449,288           83,507
   Other..............................................................         233,193           187,887          224,947
   Consumer price index adjustment....................................           1,827                22                -
                                                                          ------------     -------------    -------------
                                                                          Ps.  598,796     Ps.   772,831    Ps.   308,562

L. Monetary Result of other operations................................    Ps.   (3,517)    Ps.  (163,090)   Ps.         -

   Net (loss)/income before tax.......................................        (216,469)       (2,775,124)         423,592

M. Income tax.........................................................             590            66,421          159,052
                                                                          ------------     -------------    -------------
   Net (loss)/income for the period before the Absorption.............    Ps. (217,059)    Ps.(2,841,545)   Ps.   264,540

N. Absorption subject to the Approval of the Annual
     Shareholders Meeting (*).........................................               -         1,370,034                -
                                                                          ------------     -------------    -------------
   Net (loss)/income for the year.....................................    Ps. (217,059)    Ps.(1,471,511)   Ps.   264,540
                                                                          ============     =============    =============
   Net Income per common share before the absorption (basic and
     assuming full dilution)..........................................          (0.199)           (2.601)           0.242

   Net Income per common share after the absorption (basic and
     assuming full dilution)..........................................          (0.199)           (1.347)           0.242

(*) Effect on the foreign currency position compensation.

        The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

                                                                                             DECEMBER 31,
                                                                         -------------------------------------------------
                                                                              2003              2002              2001
                                                                         -------------     -------------     -------------
CASH PROVIDED BY OPERATING ACTIVITIES:
Net income/ (loss)....................................................   Ps.  (217,059)    Ps.(1,471,511)    Ps.   264,540
Adjustments to reconcile net income to net cash from
Operating activities:
Depreciation of bank premises and equipment and
Miscellaneous assets..................................................          52,496            65,776            63,541
Amortization of intangible assets.....................................         163,390           168,622           110,927
(Decrease)/Increase in allowances for loan and other losses,
net of reversals......................................................         118,920         2,081,741         1,053,809
Equity loss of unconsolidated subsidiaries............................           8,095            51,971           (11,588)
Loss (gain) on sale of premises and equipment.........................          11,486           (59,948)            7,699
Accretion of discount on available-for-sale securities................               -                 -          (181,710)
(Gain) Loss on sales of available-for-sale securities.................               -                 -            (2,076)
Decrease (Increase) in government securities-trading..................        (309,201)                -        (1,324,493)
Decrease in other assets..............................................          55,304           419,125           388,762
(Decrease)/Increase in other liabilities..............................         (21,700)         (254,395)        2,202,544
Absorption subject to the Approval of the Annual Shareholders
Meeting (*)...........................................................               -        (1,370,034)                -
Monetary loss.........................................................          17,939         1,579,834                 -
Compensation for the "asymmetric indexation" (CER/CVS) ...............        (102,705)                -                 -
Adjustment of Compensatory Bond to be received........................          90,243                 -                 -
Consumer price index adjustment (CER/CVS) ............................        (324,073)       (1,630,582)                -
Unrealized foreign exchange gain / (loss).............................          47,018          (516,888)                -
                                                                         -------------     -------------     -------------
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES...................   Ps.  (409,847)    Ps.  (936,289)    Ps. 2,571,955

CASH PROVIDED BY INVESTING ACTIVITIES:
Increase in equity investments in other companies.....................                                             (58,194)
Decrease in loans, net................................................         800,522         2,613,642         1,044,492
Cash dividends and capital repayments of available-for-sale
securities............................................................               -                 -            51,088
Sales of investments in other companies...............................               -                 -            59,912
Purchase of available-for-sale securities.............................               -                 -          (412,997)
Proceeds on available-for-sale securities.............................               -                 -           201,428
Increase in deposits at the Argentine Central Bank....................         (13,938)          (18,989)        2,986,339
Additions to bank premises and equipment, miscellaneous,
and intangible assets.................................................        (124,469)          (64,280)         (424,735)
Proceeds of sales of premises and equipment...........................          33,520            85,934            41,880
                                                                         -------------     -------------     -------------
NET CASH PROVIDED BY INVESTING ACTIVITIES.............................   Ps.   695,635     Ps. 2,616,307     Ps. 3,489,213

CASH PROVIDED BY FINANCING ACTIVITIES:
Cash dividends........................................................               -                 -           (81,808)
Capital increase......................................................               -                 -            12,135
Increase/(Decrease) in deposits, net..................................         782,718        (6,016,672)       (6,088,418)
Borrowings under credit facilities - long term........................        (537,074)          (48,755)        3,970,480
Payments on credit facilities - long term.............................               -                 -        (2,963,251)
(Decrease)/Increase in short-term borrowings, net....................        (252,600)        3,397,137        (1,059,557)
(Decrease)/Increase in repurchase agreements.........................         (24,601)        1,112,462           (77,193)
                                                                         -------------     -------------     -------------
NET CASH USED IN  FINANCING ACTIVITIES................................   Ps.   (31,557)    Ps.(1,555,828)    Ps.(6,287,612)

(*) Effect on the foreign currency position compensation.

        The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

                                                                                   DECEMBER 31,
                                                                ------------------------------------------------
                                                                     2003             2002             2001
                                                                -------------   --------------    --------------
INCREASE IN CASH AND CASH EQUIVALENTS NET..................     Ps.   254,231   Ps.    124,190    Ps.   (226,444)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR.....           576,838        1,139,854         1,366,298

MONETARY EFFECT ON CASH AND CASH EQUIVALENT................            (4,919)        (687,206)                -
                                                                -------------   --------------    --------------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR...........     Ps.   826,150   Ps.    576,838    Ps.  1,139,854

SUPPLEMENTAL DISCLOSURES RELATIVE TO CASH FLOWS:
Interest paid..............................................     Ps.   621,162   Ps.    823,377    Ps.  1,226,239
Income tax paid............................................     Ps.         -   Ps.          -    Ps.     63,238
Presumptive minimum income tax.(*).........................     Ps.    48,436   Ps.     14,773    Ps.          -

The transfer of loans to the "Galtrust II, III, IV and V" Financial Trusts during the year ended December 31, 2001 of Ps. 525,839, and the swap of government debt instruments into "Secured Loans" amounting to Ps. 8,265,467 did not require the movement of cash.

For the fiscal years ended December 31, 2003 and 2002, Ps. 4,966,460 and
Ps. 7,098,505 for the compensation to be received from the national government and Ps. 3,502,523 and Ps. 2,489,864 respectively advance to be requested from the Argentine Central Bank for the subscription of the Hedge Bond, did not require the movement of cash.

The swap of provincial loans into secured bonds ("BOGAR"), which as of December 31, 2003 amounted to Ps. 3,473,661, did not required the movement of cash.

(*) The PMIT is calculated based on assets and can be credited against future income tax.

        The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001
                   (Expressed in thousands of Argentine pesos)

                                                                     ADJUSTMENTS
                                                                          TO           PROFIT RESERVES
                                                           PAID IN   SHAREHOLDERS'      ---------------
                                            CAPITAL STOCK  CAPITAL      EQUITY       LEGAL      OTHER
                                            ------------- ---------  ------------  --------- -----------
BALANCE AT DECEMBER 31, 2000                Ps.1,092,407  Ps.79,251  Ps.1,410,048  Ps. 1,961 Ps.  40,630

Distribution of retained earnings
Approved by the shareholders' meeting
on March 15, 2001:
  - Legal reserve                                      -          -             -     14,305           -
  - Reserve provided by the Bylaws                     -          -             -          -     198,311
  - Cash Dividend                                      -          -             -          -           -
Net income for the year                                -          -             -          -           -
                                            ------------  ---------  ------------  --------- -----------
BALANCE AT DECEMBER 31, 2001                Ps.1,092,407  Ps.79,251  Ps.1,410,048  Ps.16,266 Ps. 238,941
                                            ============  =========  ============  ========= ===========
Adjustment retained earnings                           -          -             -          -           -
Distribution of retained earnings
Approved by the shareholders' meeting
on June 3, 2002:
  - Legal reserve                                      -          -             -     13,227           -
  - Reserve provided by the Bylaws                     -          -             -          -     253,398
Net loss for the year before the
absorption                                             -          -             -          -           -
Absorption subject to the approval of
the Annual Shareholders Meeting (*)                    -          -             -          -           -
Transfer to net loss of the absorption,net             -          -             -          -           -
Net loss after the absorption                          -          -             -          -           -
                                            ------------  ---------  ------------  --------- -----------
BALANCE AT DECEMBER 31, 2002                Ps.1,092,407  Ps.79,251  Ps.1,410,048  Ps.29,493 Ps. 492,339
                                            ============  =========  ============  ========= ===========
Adjustment retained earnings                           -          -             -          -           -
Absorption approved by the
shareholders' meeting on April 23, 2003                -          -             -          -    (492,339)
Net loss for the year                                  -          -             -          -           -
                                            ------------  ---------  ------------  --------- -----------
BALANCE AT DECEMBER 31, 2003                Ps.1,092,407  Ps.79,251  Ps.1,410,048  Ps.29,493 Ps.       -
                                            ============  =========  ============  ========= ===========

                                             UNREALIZED                        TOTAL
                                              VALUATION     ACCUMULATED    SHAREHOLDERS'
                                            DIFFERENCE(*)     DEFICIT         EQUITY
                                            -------------  -------------   -------------
BALANCE AT DECEMBER 31, 2000                Ps.         -  Ps.   286,104   Ps. 2,910,401

Distribution of retained earnings
Approved by the shareholders' meeting
on March 15, 2001:
  - Legal reserve                                       -        (14,305)              -
  - Reserve provided by the Bylaws                      -       (198,311)              -
  - Cash Dividend                                       -        (71,370)        (71,370)
Net income for the year                                 -        264,540         264,540
                                            -------------  -------------   -------------
BALANCE AT DECEMBER 31, 2001                Ps.         -  Ps.   266,658   Ps. 3,103,571
                                            =============  =============   =============
Adjustment retained earnings                            -          6,577           6,577
Distribution of retained earnings
Approved by the shareholders' meeting
on June 3, 2002:
  - Legal reserve                                       -        (13,227)              -
  - Reserve provided by the Bylaws                      -       (253,398)              -
Net loss for the year before the
absorption                                              -     (2,841,545)     (2,841,545)
Absorption subject to the approval of
the Annual Shareholders Meeting (*)             1,370,034              -       1,370,034
Transfer to net loss of the absorption,net     (1,370,034)     1,370,034               -
                                                           -------------   -------------
Net loss after the absorption                           -     (1,471,511)     (1,471,511)
                                            -------------  -------------   -------------
BALANCE AT DECEMBER 31, 2002                Ps.         -  Ps.(1,464,901)  Ps. 1,638,637
                                            =============  =============   =============
Adjustment retained earnings                            -         40,759          40,759
Absorption approved by the
shareholders' meeting on April 23, 2003                 -        492,339               -
Net loss for the year                                   -       (217,059)       (217,059)
                                            -------------  -------------   -------------
BALANCE AT DECEMBER 31, 2003                Ps.         -  Ps.(1,148,862)  Ps. 1,462,337
                                            =============  =============   =============

(*) Effect on the foreign currency position compensation

        The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

1. BASIS OF PRESENTATION, ACQUISITIONS, ESTIMATES AND UNCERTAINTIES

Grupo Financiero Galicia S.A. ("Grupo Galicia", the "Company" or "the Group") is a corporation organized under the laws of Argentina that acts as a holding company for Banco de Galicia y Buenos Aires S.A. ("Banco Galicia" or the "Bank") and its subsidiaries. Grupo Galicia was formed by the controlling shareholders of the Bank on September 14, 1999 to consummate an exchange of shares with the shareholders of Banco Galicia and establish Grupo Galicia as the Bank's holding company. Grupo Galicia was formed with two classes of shares: Class A shares, which are entitled to 5 votes per share, and Class B shares, which are entitled to 1 vote per share. To effect the exchange, Grupo Galicia offered to exchange Grupo Galicia Class B shares for all outstanding Banco Galicia Class B shares on a 2.5-for-1 basis and to exchange Grupo Galicia ADSs for all outstanding Banco Galicia ADSs on a 1-for-1 basis. The controlling shareholders retained all the Class A shares. As a result of the exchange, which was consummated on July 26, 2000, the Company became holder of 93.23% of the Bank's capital stock, and the remaining 6.77% remained as a minority interest in the Bank. At December 31, 2003 and 2002 the Company's interest in Banco Galicia was 93.59% as a result of open market purchases.

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

As a result of the political and economic crisis that Argentina experienced in late 2001 and in 2002 and the material and adverse effect that such crisis has had on the Bank and other financial institutions in Argentina, the Bank's future business activities, as well as the levels of such business activities may differ substantially from pre-crisis periods.

Grupo Galicia consolidates the financial statements of Banco Galicia and its subsidiaries and all entities over which it has direct or indirect control. The consolidated financial statements also include Net Investment S.A. (and its subsidiaries), Sudamericana Holding S.A. (and its subsidiaries), Banco de Galicia Uruguay S.A. (and its subsidiaries), Galicia Capital Markets S.A. (and its subsidiaries), Galicia Factoring y Leasing S.A., Galicia Warrants S.A., Galicia Valores S.A. Sociedad de Bolsa, AgroGalicia S.A., and Tarjetas Regionales S.A.(and its subsidiaries). All significant intercompany transactions have been eliminated in consolidation.

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)


ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON GRUPO GALICIA'S ECONOMIC AND FINANCIAL POSITION

During 2003 a significant improvement occured in the Argentine economy, which ended the economic recession that had started in the second half of 1998. The economic recession reached crisis proportions at the end of 2001 and for much of 2002. In 2003, interest rates fell and the foreign exchange market stabilized. The financial system has gradually recovered its liquidity levels, recording an increase in deposits and in some types of borrowings.

Furthermore the Argentine Central Bank has approved a number of measures to facilitate access to credit by the private sector. Minimum cash requirements have been reduced by approximately 50% compared to the previous period and the rules on ratings of borrowers, collateral and minimum capital requirements for covering credit risks have been reduced.

In spite of the change in the economic trends mentioned above, a situation characterized by high levels of unemployment and a major external public and private debt burden as well as country risk indicators far above normal average recorded by developing countries still persists. The national government's ability to meet its foreign debt obligations continues to be impaired. A favourable outcome of the restruturing negotiations of the public debt will be essential to reducing uncertainty of the fiscal outlook over the next few years.

To confront the crisis that started at the end of 2001, the government issued a number of measures to restrict the availability and circulation of cash and the transfer of foreign currency abroad.

On January 6, 2002, Law No. 25,561 (Public Emergency and Exchange System Reform
Law) was encated. This Law involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. On February 3, 2002, the government announced new economic measures through Decree No. 214, complemented by Decree No. 410 dated March 1, 2002, Decree No. 260 dated February 8, 2002, and Decree No. 905/02 dated May 31, 2002, substantially modifying some of the measures implemented by the Public Emergency and Exchange System Reform Law.

Subsequently, decrees and regulations were issued which introduced other amendments, as described below:

FOREIGN EXCHANGE SYSTEM

On February 8, 2002 Decree No. 260 was issued, establishing beginning on February 11, 2002 a single free exchange market system, through which all transactions involving the exchange of foreign currency are to be traded at exchange rates to be freely agreed. Controls and restrictions have been imposed and subseqently gradually relaxed.

As summarized by Argentine Central Bank Communication No. 47888, foreign exchange regulations in force as of December 31, 2003 are as follows.

a) Foreign currency arising from exports of goods and services must be liquidated on the foreign exchange market within certain periods.

b) Foreign currency arising from indebtedness incurred abroad by the financial and non-financial private sectors in connection with bonds, financial loans and lines of credit of a financial nature,

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

must be brought in and liquidated on the domestic foreign exchange market and must have a minimum maturity of 180 calendar days.

c) New imports of goods may be fully prepaid, independently of the type of good. Debts arising from import transactions may also be prepaid, irrespective of contractual maturity.

d) No restriction exists on payments abroad for services provided by non-resident individuals, irrespective of the type of service.

e) Access to the foreign exchange market is permitted for interest payments to foreign creditors at maturity, up to 15 calendar days prior to the due date of each interest installment. Payments of Interest accrued but not yet due on debts of the non-financial private sector with foreign creditors subject to restructuring are also allowed.

f) Free access to the foreign exchange market is permitted for remittance of profits and dividends abroad, provided they correspond to audited financial statements for closed periods.

g) Free access to the foreign exchange market is permitted for payment of principal amounts due on financial debts, except for financial institutions having opted for restructuring, under the provisions of Decree No.739/03, financial assistance granted to them by the Argentine Central Bank for liquidity support, which must comply with the provisions of Argentine Central Bank Communique "A" 3940 and obtain Argentine Central Bank's approval to the restructuring terms of their foreign debt.

h) Non-residents are permitted free access to the foreign exchange market to acquire foreign currency for up to US$ 5,000 per month. Nonresidents may transfer foreign currency obtained in Argentina in connection with payments on principal of government securities in foreign currency.

i) Residents may access the exchange market to acquire foreign currency for up to US$ 500,000 per month.

j) No restrictions exist on futures and forward foreign exchange contracts provided that they are settled in local currency in Argentina. Also, no restrictions exist, subject to certain conditions, on certain arrangements and transfers abroad in connection with currency, interest rate and commodity price hedge transactions.

As established by Argentine Central Bank Communique "A" 3969, financial institutions' maximum holdings of foreign currency, mainly comprised of holdings of gold, cash and due from banks, other liquid investments in foreign currency held in Argentina and/or abroad and forward transactions, are limited to the equivalent of 10% of the adjusted shareholders' equity ( or computable regulatory capital) as of November 30, 2001.

LOANS AND OTHER FINANCINGS

Law No. 25,561 and Decree No. 214/02 and complementary rules and amendments, converted into pesos loans granted by the Argentine financial system in US dollars or any other foreign currency, governed by Argentine legislation, according to the following guidelines: (i) loans to the non-financial private sector, were converted at the Ps. 1 = US$ 1 parity or its equivalent in any other foreign currency; (ii) loans to the non-financial public sector were converted at the Ps. 1.40 = US$ 1 parity or its equivalent in any other foreign currency; and (iii) loans to the financial sector were converted at the Ps. 1.40 = US$ 1 parity or its equivalent in any other foreign currency.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)


Those measures contemplated the application of the Reference Stabilization Index
(CER) to all loans converted into pesos and a maximum interest rate determined by the Argentine Central Bank became applicable to these loans, except for those to which the salary variation index (CVS) was applied from October 1, 2002 to March 31, 2004, namely:

- Mortgage loans secured by family residences originally agreed for up US$ 250,000.

- Personal loans originally agreed for up to US$12,000.

- Pledge consumer loans originally agreed for up to US$30,000.

The lower between the contractual interest rate in force as of February 3, 2002 and that determined by the Argentine Central Bank must be applied to these loans.

The CVS is an index that measures the daily rate of change derived from the monthly change in the Salary Index (IS), while the CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the National Institute of Statistic and Census (INDEC).

Since early 2002, as a result of the economic crisis, the Bank began to restructure its commercial loan portfolio. This restructuring process is in its final stage. Loans subject to restructuring have been considered in the Bank's calculation of its loan loss reserve.

DEPOSITS AND OBLIGATIONS WITH THE PUBLIC AND PRIVATE SECTORS

Law No. 25,561 and Decree No. 214/02 established that all deposits denominated in US dollars or any other currency placed with the financial system had to be converted into pesos at the Ps. 1.40 = US$ 1 parity. These rules also established that financial institutions's obligations were to be settled in pesos and that the CER and a minimum interest rate were to be applied to deposits coverted into pesos.

Restrictions imposed in early December 2001 on the availability of deposits (known as the "corralito") were maintained for balances in peso-denominated current accounts and savings accounts, with certain exceptions, and it was established that time deposits both peso- and US dollar-denominated and US dollar-denominated deposits in savings accounts and current accounts would be restructured and reimbursed in peso-denominated installments, with the amounts and due dates depending on the balances recorded. This restructuring was regulated by Resolution No.6/02 of the Ministry of Economy.

The National Executive Branch established the possibility for depositors to exercise the option to exchange their restructured deposits originally arranged in foreign currency for peso- and US dollar-denominated government securities, with the national government being responsible for crediting the bonds. Restructured deposits for which no option had been exercised were registered with Caja de Valores S.A. Those restructured deposits (known as CEDROS) are negotiable securities listed on Argentine stock exchanges and may be negotiated on self-regulated markets of Argentina.

Subsequently, holders of CEDROS were given the option to exchange them for new US dollar-denominated government securities or peso-denominated time deposit certificates issued by financial institutions, together with an option to convert them to original currency raised by the national government (this exchange was known as Canje II or "Exchange of deposits with the financial system II"). Furthermore, deposits restructured as of May 31, 2002 for up to Ps. 7,000 plus the CER adjustment and

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

accrued interest, or up to Ps. 10,000, plus the CER adjustment and interest accrued as from October 1, 2002, at the option of each financial institution, were reimbursed.

Lastly, holders of deposits originally placed in US dollars and subsequently converted into pesos were allowed to request that financial institutions reimburse them for their deposits or settle their certificates fully or partially, based on a schedule established according to the original amount of those deposits, plus a national government bond for the difference between the technical value of those placements and the market exchange rate at the date of the request of the reimbursement.

As of December 31, 2003, the principal amount of restructured deposits and CEDROS amounted to Ps. 301,813, while restructured deposits exchanged for national government bonds, which bonds had not yet been delivered to the Bank by the Ministry of Economy and, therefore, had not been delivered to customers, amounted to Ps. 79,089.

PUBLIC-SECTOR DEBT

Decree No. 1387/01 dated November 1, 2001 established the possibility of financial institutions to exchange public-sector debt instruments and loans under the Promissory Note/Bond program for new loans called Secured Loans. Conversion was made at face value and at a one-to-one rate, in the same currency as that of the exchanged public-sector obligation.

Decree No. 471, dated March 8, 2002, established that the obligations of the national, provincial and municipal public sectors outstanding as of February 3, 2002, and denominated in US dollars or any other currency, governed by Argentine law, were to be converted into pesos at an exchange rate of Ps. 1.40 per US dollar, or its equivalent in other foreign currency, with their principal adjusted by the CER.

The obligations of the national public sector converted into pesos as explained above accrue interest at rates ranging from 2% to 5%, depending on the characteristics of the original debt.

Decrees Nos. 644/02 and 79/03 established the steps to be taken by financial institutions to accept the new terms and conditions for receiving principal and/or interest payments on the secured loans. If financial institutions were to reject those terms and conditions, their situation will revert to the moment prior to the exchange.

On August 27, 2002, Decree No. 1579/02, instructed the Fiduciary Fund for Provincial Development to assume provincial debt instruments (government securities, bonds, treasury bills or loans) that were to be voluntarily converted into bonds ("BOGAR") or loans (promissory notes) secured by the federal tax collection, under the terms established by such Decree.

Through Resolutions Nos. 539/02 and 611/02 dated October 25 and November 12, 2002, respectively, the Ministry of Economy established the unified calculation method applicable to debts encompassed by the conversion regime laid down by Decree No. 1579/02, and set a time limit for financial institutions having made offers to convert provincial public debt within the framework of Decree No. 1387/01 and complementary rules to declare their intention to withdraw those offers.

On November 19, 2002, the ministry of Economy issued Resolution No. 624/02, establishing the provincial public debt eligible to be exchanged for secured bonds and loans issued by the Fiduciary Fund for Provincial Development.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)


OTHER ASSETS AND LIABILITIES

As established by the aforementioned Decree No. 410 and complementary rules, futures and option contracts, including those registered in self-regulated markets and the accounts exclusively earmarked for the operations of those markets, were not converted into pesos at the Ps. 1 = US$ 1 exchange rate as established by Section 1 of Decree No. 214, except for those governed by Argentine law and agreed before January 5, 2002, where at least one of the parties must be a financial institution, and having been settled as of June 12, 2002. These were converted into pesos at Ps. 1.40 per US dollar.

Decree No. 410 also established that:

            a) Fiscal credit certificates issued in US dollars or any other foreign currency within the framework of Decrees No. 979/01, 1005/01 and 1226/01 and in force at February 3, 2002, were converted into pesos at the exchange rate of Ps. 1.40 per US$ 1 or its equivalent in any other foreign currency.

            b) The balances of financial institutions' accounts in US dollars or any other currencies at the close of operations at February 1, 2002, which may be computed to comply with liquidity reserve requirements, except for legal tender currency available and the amount equivalent to the balances of accounts earmarked exclusively for the operations on self-regulated futures and options markets, were converted into pesos at the exchange rate of Ps. 1.40 per US$ 1.

            The same treatment has been accorded to the amounts contributed by financial institutions to the Bank Liquidity Fund established by Decree No. 32/01 and to the debts financial institutions have with that Fund.

REORGANIZATION AND BANKRUPTCY PROCEEDINGS

On January 30, 2002, Law No. 25,563 on reorganization and bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis that affected Argentina, and postponed all judicial and out-of court foreclosures, as well as all petitions for bankruptcy until December 10, 2003. Subsequently, Law No. 25,820 was promulgated, which extended the public emergency until December 31, 2004.

On February 4, 2003, Decree No. 204/2003 was issued, which created Legal Emergency Units responsible for mediating between debtors and creditors within a term of 90 days as from February 6, 2003.

This rule did not suspend or interrupt the legal time limits or foreclosures made extrajudicially or in execution of judgment, as regulated by current norms.

Under Law No. 25,737, enacted on May 8, 2003, auctions of property being the sole family residence of debtors were suspended for a term of 90 days, irrespective of the origin of the obligation.

Financial institutions have voluntarily extended the mortgage foreclosure suspension period that expired on September 2, 2003, in order to find a proper solution for all parties.

Law No. 25,798, regulated by Decree No. 1284/03, established a system for the refinancing of mortgage loans for up to Ps. 100,000, intended for the acquisition of sole family residences, past due as from January 1, 2001. However, adherence to this system is optional for creditors being

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

financial institutions governed by Law No. 21,526. The Bank decided not to adhere to this mortgage loan refinancing system.

SUSPENSION OF THE APPLICATION OF SECTION 94, SUBSECTION 5 AND SECTION 206 OF LAW NO. 19,550 (COMMERCIAL COMPANIES' LAW)

Decree No. 1269/02 suspended until December 10, 2003 the application of Section 94, subsection 5 of Law No. 19,550, which establishes that a company must be dissolved following loss of its corporate capital. Section 206, which establishes the mandatory capital reduction when losses exceed reserves and 50% of capital was also suspended until that date. In accordance with Decree
No. 1293/03, these measures will remain in effect until December 10, 2004.

LEGAL ACTIONS REQUESTING PROTECTION OF CONSTITUTIONAL GUARANTEES

As a result of the measures adopted by the government in relation to the pesification and restructuring of deposits, since December 2001, a significant number of complaints have been filed against the National State and/or financial institutions by individuals and legal entities.

As of December 31, 2003, court orders received by the Bank mandating the reimbursement of deposits in their original currency or at the market exchange rate amounted to Ps. 17,497 and US$ 553,210. In compliance with court orders requiring the reimbursement of deposits under penalty of search and/or seizure and/or crimes involving illegal retention of deposits and/or disobedience, the Bank has paid the amounts of Ps. 803,746 and US$ 100,740 in connection with the disputed amounts.

In February of 2002, Decree No. 214/02 established the mandatory conversion of all deposits in US Dollars or other foreign currencies in the Argentine financial system into pesos at the exchange rate of Ps. 1.40 per US$ 1.00. Decree No. 214/02 also allowed for the entire withdrawal of pensions in cash and other exceptions.

Certain rules, such as Decree No. 320/02, Law No. 25,587 and Decree No. 1316/02 attempted to suspend the execution of precautionary measures and final judgments, except for certain cases where life, health or physical integrity of individuals were at risk, or if the claimant was an individual of 75 years of age or more. However, those rules have been declared unconstitutional by most courts and, therefore, the application of penalties of search and/or seizure to seek payment of deposits has not been completely suspended.

Furthermore, Decrees Nos. 494/02, (published in the Boletin Oficial (Official Gazette) on March 13, 2002), No. 905/02, No. 1836/02 and No. 739/03 established the possibility for depositors to receive US dollar national government bonds in exchange for restructured deposits, under the terms and in the manner prescribed therein.

The difference between the amount paid as a result of the above-mentioned court orders and the amount resulting from converting deposits at the Ps. 1.40 per US dollar exchange rate, adjusted by applying the CER and interest accrued at the payment date, amounted to Ps. 564,900 as of December 31, 2003. This difference had been recorded the previous year in "Other Receivables Resulting from Financial Brokerage" in the amount of Ps. 446,756 as of December 31, 2002. As of December 31, 2003 this difference has been recognized in Intangible Assets, net of related amortization, as called for by Argentine Central Bank Communique "A" 3916, in the amount of Ps. 487,020.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)


The Bank has repeatedly reserved its right to claim compensation for damages caused by the reimbursement of deposits in US dollars or their equivalent in pesos at the market exchange rate, decreed under precautionary measures or judgments issued by courts, and which have not been included by the government in the calculation of the compensation to financial institutions. The method of accounting for that compensation as a deferred loss, envisaged by the Argentine

Central Bank in the aforementioned Communique "A" 3916, does not affect the legitimacy of the rights. The Bank has reserved its rights for such purposes.

On December 30, 2003, the Bank formally requested from the National Executive Branch, with a copy to the Ministry of Economy and the Argentine Central Bank, compensation for damage suffered by the Bank as a result of the "asymmetric pesification" and especially that deriving from the negative effect on assets and liabilities caused by court decisions which, sustaining legal actions filed by depositors, ordered the Bank to reimburse deposits at an exchange rate greater than the Ps.1.40= US$ 1.00 exchange rate. In this connection, compensation for amounts paid in compliance with final court decisions was requested, without prejudice to such other amounts as may be ordered to be paid upon the issue of new final court decisions that cause the Bank to seek liquidated damages.

The Argentine Supreme Court of Justice ruled on the case "Province of San Luis against the Argentine National Government" declaring article 2 of Decree No. 214/02 unconstitutional. At the date of these financial statements, the Supreme Court had not yet ruled on certain cases involving US dollar deposits of individual savers. Although the criterion to be followed by the Supreme Court in ruling on these cases will not be mandatory for the lower courts, it is an indication of possible rulings in similar cases to be heard by the courts.

COMPENSATION TO FINANCIAL INSTITUTIONS

Decree No. 214/02 provides for the issue of a bond payable with the funds of the national treasury to cover the deficit in the financial system arising from the imbalance generated by the devaluation and the asymmetric conversion into pesos of assets and liabilities explained above.

In accordance with the provisions of Law No. 25,561 and Decrees Nos. 214/02, 320/02, 410/02, 471/02, 704/02, 905/02, 992/02 and their amendments and complementary rules, and of Argentine Central Bank Communiques "A" 3467, 3507, 3561, 3648 and their amendments and complementary rules, a significant portion of foreign currency assets and liabilities that formed part of financial institutions' net foreign currency position as of December 31, 2001, were converted into pesos at different exchange rates.

In June 2002, Decree No. 905/02 established a new method of calculating the amount of the compensation to be received by financial institutions, which replaced the provisions of Decree No. 494/02.

Sections 28 and 29 of Decree No. 905/02 established the restoration of financial institutions' equity at the time of the conversion into pesos by means of compensating financial institutions for:

1) the losses arising from the conversion into pesos of a large portion of their obligations at the exchange rate of Ps. 1.40 per US dollar, which is higher than the exchange rate of Ps. 1 per US dollar applied for the conversion into pesos of certain receivables in foreign currency, by means of a peso-denominated compensatory bond due 2007.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

2) the short foreign currency positions after the mandatory conversion into pesos of a portion of financial institutions' assets and liabilities, by converting the compensatory bond originally issued in pesos into a dollar-denominated bond and, if necessary, through the issuance of a dollar-denominated hedge bond. To this end, the issuance of national government bonds in US dollars, accruing interest at Libor and maturing in 2012 (BODEN
2012) was established.

Argentine Central Bank Communique "A" 3650 and complementary rules established the procedure that financial institutions were to use to calculate the compensatory and hedge bonds, based on the foreign currency balances as of December 31, 2001 disclosed in their audited financial statements. With regards to foreign branches and subsidiaries, this compensation has been restricted to the negative effects of the mandatory conversion into pesos of secured loans granted to the public sector.

This method of determining the amount of the compensatory and hedge bonds, which does not contemplate certain assets and liabilities converted into pesos due to the application of Decree No. 214/02, corresponding to foreign branches and subsidiaries and controlled entities engaged in complementary activities, was contrary to the objectives of Decrees No. 214/02 and No. 905/02, and is detrimental to the Bank. The Bank also believes that the rule was an arbitrary act in the light of the fact that identical economic acts are included or excluded from the compensation, depending on whether they are performed directly by the Bank or through a subsidiary, or whether the receivable originated abroad is of a public or a private origin.

Through a letter dated September 16, 2002 sent to the Ministry of Economy and to the Argentine Central Bank, the Bank formally protested against the procedure used, reiterating prior presentations, and left express evidence that "it will not accept or approve the validity of any system that may lead to losses of its assets, which are not fully compensated, or to the exclusion from the compensation of assets and liabilities corresponding to branches, subsidiaries and controlled entities engaged in complementary activities that form part of the consolidated assets of Banco de Galicia y Buenos Aires S.A." The Bank also reserved its right to appeal before a federal court for damages caused by those measures and by the facts or omissions that may be attributable to the national government which may affect the guarantees of inviolability of private property and tax equality. The Argentine Central Bank Communiques mentioned above set July 29, 2002 as the deadline for complying with the reporting requirements, so that each institution could report the amount of compensatory and hedge bonds to which it was entitled. The Bank complied with this requirement. However, during September 2002, the Argentine Central Bank released Communique "A" 3716, which established changes in the compensation calculation method. This led to a new presentation being made on September 16, 2002. The amount determined in line with applicable regulations was US$ 787,541 in respect of compensation and US$ 618,229, in respect of hedge of the short foreign currency position.

On October 28, 2002, Decree No. 2167/02 amended Section 29 of Decree No. 905/02, including in the calculation of the compensation the assets recorded at foreign branches and subsidiaries to which Decree No. 214/02 and supplementary rules was applicable, but did not contemplate any modification regarding assets and liabilities recorded at controlled companies engaged in complementary activities, which were also affected by the provisions of the Decree and still continue to be excluded from such compensation. As such, the statements made in connection with companies are still valid. Through Communiques "A" 3805 and "A" 3825, the Argentine Central Bank ruled the amendments established by Decree No. 2167/02, establishing a new reporting requirement, the deadline of which was December 23, 2002.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

A total amount of US$ 2,254,027 of face value of BODEN 2012 was determined by the Bank as the amount due for compensatory and hedge bonds as of December 31, 2002.

Within the process for the determination of the compensation amount, on October 30, 2003, the Argentine Central Bank sent a letter to the Bank in which it formulated observations to certain criteria and to he computation of certain items, that would modify the final amount of the compensation. The Bank accepted and recognized an adjustment to the original face value of the compensation of US$ 53,946, from which it could be inferred that the final compensation amount receivable would be US$2,200,081 of face value of BODEN 2012. The Bank has requested and has been granted authorization to examine the records detailing other formulated observations that the Bank did not agree with.

After having analyzed the documents furnished by the Argentine Central Bank, on April 12, 2004, the Bank sent a written reply to the Argentine Central Bank addressing the observations made and resolution was formally requested. Such rectification is still pending definition by the Argentine Central Bank together with the complementary regulations released by Communique "A" 4122 and "A" 4130 dated March 26 and April 26, 2004, respectively. In the letter, the Bank also responded the observations on current account and credit card debit balances, challenging the observations made by the Argentine Central Bank and filing the pertinent motion for reconsideration.

In the opinion of the Bank's legal advisors, the determination of the compensation amount, which is still in the process of being finalized, has been made by the Bank on the basis of a proper interpretation of applicable legislation. At the date of these financial statements, no resolution had yet been issued by the Argentine Central Bank. The Bank recognized a provision in connection with the pending dispute in "Provisions for Other Contingencies."

As of December 31 , 2003, Ps. 4,629,595 on account of compensation to be received was recorded in "Other Receivables Resulting from Financial Brokerage - Compensation to be Received from the National Government." The securities received on account of compensation, after the use of a portion of those securities for settlement of deposits of Banco de Galicia Uruguay S.A., were recorded in "Government Securities - Holdings in Investment Accounts" for Ps. 1,609,982.

The Ps. 1,676,860 advance to be requested to the Argentine Central Bank for the purchase of the hedge bond, including the effect of Decree No. 2167/02, was recorded under "Other Liabilities Resulting from Financial Brokerage-Advances for the Acquisition of National Government Bonds LIBOR 2012 in US dollars." This advance, including CER principal adjustment and accrued interest amounting to Ps. 859,286, totaled Ps. 2,536,146.

The conditions for financing the purchase of the BODEN 2012 corresponding to the hedge bond have been specified in Section 29, subsection g of Decree No. 905/02 and contemplates the delivery by financial institutions of assets as security for at least 100 % of the advance received.

COMPENSATION FOR APPLICATION OF THE CER/CVS

Law No. 25,796 established compensation to financial institutions for the negative effects on their equity derived from the application of the CER to deposits originally denominated in foreign currency and converted into pesos, and from the application of the CVS to certain loans. This compensation will be paid through the delivery of peso-denominated national government bonds maturing 2013 (BODEN 2013).

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

Decree No. 117/04 (published in the Official Gazette on January 26, 2004) regulated the application of Law No. 25,796.

Through Communique "A" 4114, the Argentine Central Bank regulated the reporting requirements for determining the compensation amount. As this compensation was optional, financial institutions were required to state their adherence by an established deadline through a letter signed by their legal representative; failure to submit this letter caused financial institutions to be considered to have waived their right to compensation. Such deadline was May 18, 2004 as laid down by Argentine Central Bank Communique "A" 4136.

To receive compensation, financial institutions were required to report on the following: (i) principal and interest balances as of January 31, 2002 of the portfolios subject to the application of the CVS by line of credit (mortgage, pledge and personal loans), plus interest accrued at contractual rates from January 31, 2002 up to and including February 2, 2002, net of settlements made on January 2, 2002, loan loss allowances as of December 31, 2001, and a 5% re-collectibility factor; (ii) the percentage they wished to subject to this regime, which would be the same for all lines of credit; (iii) the weighted average of the interest rates applied to each of the lines of credit, as of February 3, 2002; and (iv) the weighted average life of the credit portfolio segregated by line, as of February 3, 2002.

The Finance Secretariat of the Ministry of Economy was appointed to perform the calculation of compensation based on the data reported, for which it was to compare the principal balance adjusted by applying the CER, plus a 2% annual interest rate, to that resulting from adjusting the debt by applying the CVS at the average interest rate established for the line. If a positive difference was obtained, compensation shall be provided by the government, otherwise, the negative difference shall be reimbursed by the financial institution.

Based on the guidelines established in Law No. 25,796, the Bank has recorded the estimated compensation in the amount of Ps. 102,705 as of December 31, 2003, under "Other Receivables Resulting from Financial Brokerage," taking into account a full option.

On May 3, 2004, through its Resolution No. 302/04, the Ministry of Economy approved the calculation method to be used by the Finance Secretariat to determine the face value of the BODEN 2013 to be delivered to financial institutions adhering to the compensation regime created by Law No. 25,796. This resolution and Argentine Central Bank Communique "A" 4136 have regulated the compensation regime in a way that, in the opinion of the Bank, is contrary to the provisions of Law No. 25,796. For this reason, on May 6, 2004 the Bank made a presentation to the National Executive Branch, the Ministry of Economy and the Argentine Central Bank, maintaining the claim made on December 30, 2003 and supplementing its grounds. On May 18, 2004, the deadline for financial institutions' to adhere to the compensation regime, the Bank did not request to participate in such compensation regime and made another presentation to the Ministry of Economy and the Argentine Central Bank, reiterating its request for compensation for the negative effects on its financial condition derived from the application of the CVS to certain pesified assets and the unequal application of the CER to certain liabilities, and challenging Resolution No. 302/04 of the Ministry of Economy, under the terms of Section 24 of Law No. 19,549. As a consequence the Bank will fully provissioned the estimated compensation above mentioned.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)


TREATMENT OF EXTRAORDINARY ASSISTANCE TO FINANCIAL INSTITUTIONS BY THE ARGENTINE CENTRAL BANK

Decree No. 739/03 issued on March 28, 2003, established a voluntary procedure for the restructuring of the extraordinary financial assistance for liquidity support granted by the Argentine Central Bank to financial institutions during the 2001 and 2002 economic crisis. The basic purpose was to harmonize the cash flows of those financial institutions that are simultaneously debtors (for having received financial assistance from the Argentine Central Bank) and creditors (for their holdings of public sector debt instruments) of the public sector.

Section 9 of the above-mentioned Decree provided that the balances due will be amortized in pesos in the same number of installments as the assets granted as collateral for the financial assistance received, without exceeding 70 installments. In this connection, Communique "A" 3941 established a minimum accumulated amortization schedule and a monthly repayment of at least 0.90% of the adjusted balance. Mandatory and voluntary accelerated amortization is envisaged when the rate of interest earned on the assets granted as collateral exceeds 3.5% per annum.

Financial assistance subject to this repayment system shall be collateralized by secured loans to the national government originated under Decree No. 1646/01, secured loans and bonds issued within the framework of Decree No. 1579/02, or bonds issued under Decrees No. 905/02, No. 1836/02 and No. 739/03.

The Argentine Central Bank shall modify the above-mentioned repayment conditions when the Unit for the Restructuring of the Financial System (URSF, created under Decree No. 1262/03) so establishes it, subject to the following conditions:

- The average life of the assets granted as collateral for the financial assistance received exceeds 70 months.

- The financial institution falls under the provisions of sections 34 and 35 bis of the Financial Institutions Law and has adopted a reorganization plan approved by the URSF.

In this case, repayment shall be made in the same number of installments as that of the assets granted as collateral for the financial assistance received, with a maximum of 120 installments, and a minimum monthly amortization of 0.40%. Also, upon occurrence of an event of default, the URSF has the right to accelerate the maturiry of such financial assistance.

The financial institutions that wish to enter into this repayment system were required to have normalized the situation of their foreign debt before December 5, 2003, under the terms of section 1 of Argentine Central Bank Communique "A" 3940.

The Bank has met these requirements. On November 25, 2003, a base agreement was reached with the members of an "ad hoc" creditors committee regarding the proposed terms for the restructuring of the debt in foreign currency subject to foreign legislation (foreign debt) of the Bank's head office and cayman branch. In accordance with Argentine Central Bank Communique "A" 3940, this was a necessary requirement for the Bank to restructure the financial assistance for liquidity support owed to the Argentine Central Bank, as established by Decree No. 1262/03.

On December 3, 2003, through Resolution No. 460/03, the Board of Directors of the Argentine Central Bank notified the Bank of the approval of the terms and conditions of the Bank's proposal.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)


On February 3, 2004, the Argentine Central Bank informed the Bank that it had approved the Bank's request for repayment of debt with the Argentine Central Bank for liquidity support, as called for by Decree No. 739/03, and extended through Decree No. 1262/03, as well as the amortization schedule proposed, on the basis of the minimum amortization period established by applicable regulations and of the cash flow provided by the assets eligible for collateral for repayment of the debt. On March 2, 2004, the first installment was paid.

SITUATION OF THE BANK

The situation described above affected the Bank in the form of a lack of liquidity as a result of the drop in deposits, which was so significant that it made it necessary for the Bank to request financial assistance from the Argentine Central Bank.

On March 21, 2002, the Bank submitted to the Argentine Central Bank the Galicia Capitalization and Liquidity Plan, a regularization and rehabilitation plan (the "Plan") which contemplated: (i) the immediate restoration of the Bank's liquidity levels, including the supply of the necessary resources to achieve a solid cash position in order to enable the Bank to reimburse a significant portion of its demand deposits without requiring any financial assistance from the Argentine Central Bank; (ii) an increase in the Bank's capitalization in the context of the restructuring of its foreign debt; (iii) the orderly winding-down of its operating units abroad; and (iv) the streamlining of the Bank's operating structure and a significant reduction of its administrative expenses in order to adapt to levels of activity significantly lower than experienced in the pre-crisis period. The Plan also included temporary exemption from compliance with the pertinent technical ratios and the reduction of the charges or fines arising from any non-compliance incurred or to be incurred, before implementing the plan, pursuant to the Financial Institutions Law (Law No. 21,526). This Plan was approved by the Board of Directors of the Argentine Central Bank on May 3, 2002.

As described below, to date, the Bank has complied with the following components of the Plan: the restoration of its liquidity levels; the streamlining of its operations with the consequent reduction of its administrative expenses; the orderly winding-down of its operating units abroad, the restructuring of its foreign debt; and the increase in its capitalization tied to this restructuring. As regards the restructuring of its foreign debt, the Bank managed to refinance the liabilities of its New York Branch (currently closed) and the deposits of Banco de Galicia Uruguay S.A. in July and December 2002, respectively, the deposits of Banco de Galicia (Cayman) Limited (in provisional liquidation) in July 2003, and the foreign debt of the head office in Argentina and its cayman branch in May 2004. Furthermore, with the approval of the Argentine Central Bank, the Bank restructured its debt with Banco de Galicia Uruguay S.A., the principal amount of which was US$ 399.5 million, in August 2003.

Liquidity

The initial increase in the Bank's liquidity, after the launch of the Plan, was a result of:

- Securitization (and/or sale) of mortgage and commercial loan portfolio for a total amount of Ps. 400,000, during April 2002.

- A loan from Seguros de Depositos S.A. (SEDESA) for the US dollar equivalent of Ps. 200,000, converted at the exchange rate prevailing on the day prior to that of the disbursement, for a term of five years and at an interest rate of 180-day LIBOR plus 300 basis points, which was subscribed on March 21, 2002.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)


- A loan from the Fiduciary Fund for the Assistance to Financial Institutions and Insurance Companies for the US dollar equivalent of Ps. 100,000, converted at the exchange rate prevailing on the day prior to that of the disbursement, for a three year term and an interest rate of 180-day LIBOR plus 400 basis points, with a floor of 8.07%, which was subscribed on April 30, 2002. As collateral for the loan, the Bank assigned secured loans for Ps. 185,500.

In addition, the Bank refinanced a debt of Ps. 574,000 with the Bank Liquidity Fund by extending its maturity to February 2005, which was settled after the implementation of the Plan with financial assistance provided by the Argentine Central Bank under the same conditions as those of the original debt on May 9, 2002.

After the initial strengthening of the Bank's liquidity levels within the framework of the renegotiation of its debt and after the implementation of the Plan, the Bank's liquidity levels stabilized and were restored, and no further financial assistance was required from the Argentine Central Bank.

Reduction of expenses

Within the framework of the Plan the Bank made significant progress in adapting its corporate structure and administrative expenses to the lower levels of activity recorded in 2002 and to the new regulations issued during that year.

To this end, during 2002, the number of branches of the Bank was reduced by 61 branches, equivalent to 21.1% of its branch network at December 31, 2001, and the Galicia Ahora network, which at that date consisted of 118 customer service centers, was fully absorbed by the branch network. Furthermore, through voluntary retirement plans, for a cost of approximately Ps. 130 million, the Bank's headcount was reduced by 1,996 employees by June 30, 2003, which is equivalent to 34% of the headcount as of December 31, 2001. The Bank has also renegotiated all rental contracts and contracts with system, communication and other suppliers.

New York Branch and operating units abroad

According to the guidelines of the Plan, during fiscal 2002 the debt of the New York Branch was restructured, as a necessary step for its orderly closing, which took place on January 30, 2003.

The "Restructuring Plan" was submitted to the Office of the Comptroller of the U.S. Treasury ("OCC") on March 22, 2002. This Plan contemplated the voluntary and orderly termination of the operations of the New York Branch and its subsequent closing, after: (i) payment of small deposits with the Branch; (ii) the renegotiation of its obligations with third parties; and (iii) the transfer of the renegotiated debts to the head office in Argentina. As of March 31, 2002, the New York Branch had obligations with third parties for a total amount of approximately US$ 328 million. At the end of fiscal year 2002, the New York Branch had restructured all its obligations with third parties.

The restructuring of the New York Branch's debt consisted in rescheduling its commercial debt amounting to US$51 million in the short term paying 20% of it in cash and transferring the remaining 80% to the head office in Argentina. At the date of these financial statements the total amount of that debt had been settled. Also, of the total financial debt of approximately US$ 237 million, US$
125.5 million was restructured at the Head Office for a 5 year term, with a grace period of 2 years, US$ 68.9 million was paid in cash and a debt reduction of US$42.6 million was granted. Of total deposits of US$30 million, the Branch paid in cash deposits for low amounts

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)


totaling US$ 12.5 million, and rescheduled US$ 17 million at the head office in Argentina. The rest of obligations and contingencies for letters of credit were transferred to the head office in Argentina.

Furthermore, within the framework of the Plan, the representative offices at Sao Paulo (Brazil) and London (United Kingdom), as well as Galicia y Buenos Aires Securities (UK) Ltd., the securities house controlled by the Bank and organized in the United Kingdom, were closed in September 2002.

Restructuring of the foreign debt of the head office in Argentina and its Cayman branch

During 2002 and 2003, formal negotiations were carried out with the members of an "ad hoc" creditors committee, composed of the Bank's main bank and multilateral creditors in order to restructure the foreign debt of the Bank's head office in Argentina and its Cayman branch, for a total principal amount of US$ 1,365 million. On November 25, 2003, the Bank reached a non-binding agreement in principle on the terms of the proposal for the restructuring of that debt.

Through Resolution No. 460/03 dated November 27, 2003, the Board of Directors of the Argentine Central Bank approved the terms and conditions of the non-binding agreement reached with the "ad hoc" creditors committee.

In accordance with Argentine Central Bank Communique "A" 3940, this approval was a necessary requirement for the Bank to be able to restructure the financial assistance received from the Argentine Central Bank for liquidity support, as established by Decrees No. 739/03 and No. 1262/03.

The restructuring of the Bank's "9% Negotiable Obligations Due 2003", "Step Up Floating Rate Negotiable Obligations Due 2002", and of the Bank's foreign debt with bank and multilateral credit entities (the bank creditors) was made up of two stages.

First, the Bank offered its bondholders and bank creditors the ability to exchange their existing debt for units comprised of a new long-term debt instrument maturing in 2014 and a new subordinated debt instrument maturing in 2019 in a par-for-par first step exchange offer. The bondholders and bank creditors were then given the option to participate in a second step to the exchange, in which they could receive for their units:

- cash (at a discount) (the "cash offer");

- BODEN 2012 (at a discount) (the "BODEN offer");

- new long-term debt instruments (at par); or

- new medium-term debt instruments (at par) and up to 149 million preferred shares of our preferred shares (or, instead of such shares, cash, if any, paid to us by existing shareholders electing to subscribe for our preferred shares in a preemptive rights offering) (the "equity participation option").

In addition, creditors that agreed to sign firm commitments to the Bank for new trade facilities in an aggregate principal amount up to US$ 35 million were permitted to elect to receive new medium-term debt instruments maturing in 2010 (at par) (the "new money option").

Each of the optional second-step offers was subject to proration.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

To make the Bank's foreign debt restructuring possible under the above mentioned structure, as requested by the Bank's creditors:

- The Group approved a capital increase through the issuance of up to 149 million preferred shares each of them mandatorily convertible into one class B share of Grupo Galicia on May 13, 2005, the first anniversary date of issuance (or, if earlier, on the occurrence of a change of control of Grupo Galicia). As a result of the exercises made by the existing shareholders in our preemptive rights offering, creditors opting for the equity participation offer received 87.8 million preferred shares and US$30 million in cash and we received approximately US$100 million of subordinated bonds in exchange for those shares and cash. We issued the 149 million preferred shares on May 13, 2004.

- The Group's controlling shareholders assigned part of their preemptive and accretion rights to a trust. In addition to EBA Holding, a 25.74% shareholder of Grupo Galicia, which assigned 100% of its preemptive and accretion rights to the trust, certain other shareholders of Grupo Galicia, collectively representing 19.52% of the shares of Grupo Galicia, also assigned 50% of their preemptive and accretion rights to the trust.

- We entered into a registration rights agreement for the benefit of the holders of our preferred shares in the United States in which we agreed to: (i) file a shelf registration statement with the U.S. Securities and Exchange Commission covering the resale of those restricted preferred shares within 270 days of the expiration date of the exchange offer; (ii) use our reasonable best efforts to cause the shelf registration statement to become effective within 360 days of the offer's expiration date; and
      (iii) use our reasonable best efforts to keep the shelf registration statement effective from on or before June 1, 2005, until the date on which all of the restricted preferred shares have been sold under the shelf registration statement or September 1, 2005, whichever comes first.

- We entered into an agreement with the Bank's bank creditors in which we agreed to maintain certain corporate governance standards and to provide them with certain financial information and reports on a quarterly and annual basis.

Creditors holding US$ 1,320.9 million of the Bank's debt participated in the restructuring, representing 98.2% in aggregate principal amount of all debt that was subject to the restructuring. As a result of the elections made by creditors in the second step of the restructuring, the only election that was oversubscribed was the equity participation offer and, therefore, the equity participation offer was subject to a proration factor of approximately 45.6%.

In addition, in accordance with the terms of the Bank's foreign debt restructuring, the Bank made a US$15.5 million cash payment for interest accrued until April 30, 2002, and applied US$42.4 million not used in the cash offer to prepay at par (plus capitalized interest) long-term instruments to be delivered to creditors participating in the restructuring.

Based on the final amounts validly tendered, on May 18, 2004, the Bank:

- paid US$13.6 million to creditors participating in the cash offer;

- transferred US$36.9 million of nominal value of BODEN 2012 to creditors participating in the BODEN offer; and

- issued the following new debt instruments:

            - US$ 648.5 million of long-term dollar-denominated debt instruments, of which US$ 464.8 million were dollar-denominated negotiable obligations due 2014 issued under the indenture.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

            - US$ 399.8 million of medium-term dollar-denominated debt instruments, of which US$ 352.8 million were dollar-denominated negotiable obligations due 2010 issued under the indenture.

            - US$ 230.0 million of subordinated dollar-denominated debt instruments, of which US$ 218.2 million were dollar-denominated negotiable obligations due 2019 issued under the indenture.

The Bank also restructured trade debt for a principal amount of US$ 25.3 million in exchange for US$ 26.6 million of new trade debt to be repaid in 12 equal, consecutive monthly installments beginning in June 2004.

In addition, the Bank entered into a new trade facility agreement for US$ 35 million with creditors participating in the new money option.

Through its Resolution No.152/04, dated may 14, 204, the Board of Directors of the Argentine Central Bank approved the economic terms of the Bank's foreign debt restructuring.

Capitalization.

The Plan contemplated the capitalization of the Bank as an integral part of the restructuring of its external debt. The Bank proposed to the Argentine Central Bank a capitalization increase of up to US$ 300 million.

In this connection, the Meeting of Shareholders of the Bank held on September 30, 2003 approved the creation of a global debt program under Argentine Law for the issuance and public offering of negotiable obligations, not convertible into shares. In addition, the shareholders resolved that the negotiable obligations issued under the Program could be subordinated in order to be computed as capital for Argentine Central Bank regulatory purposes, only and not as capital stock.

This Program was authorized by Resolution No. 14708 of the National Securities Commission (CNV) dated December 29, 2003, and authorization to issue up to US$ 1,400 million or its equivalent in other currencies, was provided on April 23, 2004, through CNV Resolution No. 14773.

As a result of the restructuring of the foreign debt of the Bank's head office in Argentina and that of its Cayman branch, the Bank increased its capitalization in the amount of US$ 278.9 million, as a consequence of : (i) the exchange of debt subject to restructuring for cash and BODEN 2012 at a discount and the capitalization of interest at a rate lower than the contractual rate recorded in the Bank's books, which generated in aggregate a US$ 48.9 million increase in shareholders' equity; and (iii) the issuance of US$ 230.0 million of subordinated debt computable as supplemental capital in accordance with Argentine Central Bank's capital adequacy rules.

As a result of the restructuring of the New York Branch, in 2002, the Bank had increased its capitalization by US$ 42.6 million, as a result of the exchange of old debt for new debt or cash at a discount.

CLAIMS DUE TO FOREIGN EXCHANGE DIFFERENCES ARISING FROM THE REPAYMENT OF FINANCIAL ASSISTANCE DURING THE EXCHANGE HOLIDAYS THAT TOOK PLACE IN JANUARY 2002

During December 2001, the Bank received financial assistance in pesos from the Argentine

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

Central Bank to cover a temporary lack of liquidity. This assistance was repaid applying resources in US dollars granted by the Bank Liquidity Fund (BLF) on January 2 and 4, 2002.

At the date those funds were credited, the Argentine Central Bank had declared an exchange holiday.

Before the markets were reopened, Law No. 25,561 was enacted on January 6, 2002, which repealed the convertibility system and fixed the new exchange rate at Ps.1.40 per US dollar.

As a result of the aforementioned rules, during the exchange holiday the Bank was unable to perform foreign exchange operations. Accordingly, the funds in US dollars credited by the BLF on January 2 and 4, 2002 had to remain in US dollars until the markets were reopened. At the date markets were reopened, as provided by the rules in force, the US dollar was sold at Ps.1.40 per US$ 1.00.

For this reason, management's view is that, when the Argentine Central Bank allocated US$ 410,000 to the Bank to repay the financial assistance provided, based on the exchange rate at the date of payment of Ps. 1.40 per US dollar, the Argentine Central Bank should have paid Ps. 574,000 instead of Ps. 410,000.

In view of the above, the return of the difference of Ps. 164,000 in values as of January 2002 to the Bank for the restoration of its equity for an equivalent amount should be considered. This matter is still pending and the Bank has not recognized the effect of the aforementioned difference.

SITUATION OF BANCO GALICIA URUGUAY S.A. AND BANCO DE GALICIA (CAYMAN) LTD. (IN PROVISIONAL LIQUIDATION)

The situation described above also significaly impacted controlled companies Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (in provisional liquidation).

On February 6, 2002, Banco Galicia Uruguay S.A. (Galicia Uruguay) submitted a letter to the Central Bank of Uruguay in order to: (i) inform the Central Bank of Uruguay of its temporary lack of liquidity, which prevented Galicia Uruguay from continuing to meet the withdrawal demand of deposits; (ii) request financial assistance from the Central Bank of Uruguay to be able to preserve its ability to reimburse all deposits in an orderly manner and face the withdrawal of funds generated by the developments that had ocurred in Argentina; and (iii) request the authorization of the Central Bank of Uruguay to temporarily suspend its operations.

On February 13, 2002 the Central Bank of Uruguay resolved to appoint an intervenor to oversee Galicia Uruguay's management and temporarily suspended all its activities for a term of 90 days, which was subsequently extended through March 31, 2004. The Central Bank of Uruguay has again postponed Galicia Uruguay`s intervention and suspension of activities until the measures agreed upon between Galicia Uruguay and the Uruguayan and Argentine regulatory authorities, described below, are implemented.

On June 10, 2002, Galicia Uruguay submitted to the Central Bank of Uruguay a proposal for the restructuring of its debt in respect of deposits. The proposal consisted of an initial cash payment in US dollars equivalent to 3% of the credit balance of each creditor, and for the remaining balances, at the creditor's election, a time deposit or negotiable obligations issued by Galicia Uruguay, maturing in September 2011, to be amortized in nine annual and consecutive

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

installments, the first two installments for 15% of the balance, and the following ones, for 10% of the balance, at a fixed interest rate of 2% per annum.

On June 20, 2002, a letter was presented before the Central Bank of Uruguay offering a pledge on Galicia Uruguay's commercial loan portfolio as guarantee of payment of the negotiable obligations and time deposits to be issued under the restructuring proposal.

On July 18, 2002, the Central Bank of Uruguay informed Galicia Uruguay that it would not object to any proposal the latter could make to its depositors provided at least a 75% adherence is obtained. This percentage represents the majority legally required to achieve an out-of-court reorganization plan, pursuant to Uruguayan legislation (Section 29 and subsequent sections of Law 2230 of June 2, 1893).

Acceptance by depositors represented deposits for US$ 930,000, out of a total amount of US$ 1,176,000, corresponding to holders of 7,067 accounts out of a total of 12,271. Measured in terms of deposits, this represented a percentage of acceptance of more than 79% of total deposits, which exceeded the legal majority required.

On December 23, 2002, the Court of Montevideo hearing the case approved the reorganization plan requested by Galicia Uruguay, making it binding for all creditors.

In accordance with a resolution adopted by the Central Bank of Uruguay, as from January 9, 2003, Galicia Uruguay implemented a payment program, which contemplates the reimbursement of 100% of deposits in US dollars plus interest to investors. As agreed, the first step consisted of an initial payment of 3% in cash to each holder of time and savings accounts and demand deposits as of February 13, 2002, as well as the delivery of transferable rescheduled time deposit certificates, as the case may be, issued by Galicia Uruguay.

On June 17, 2003 the Galicia Uruguay opened a period in which it received expressions of interest from customers for different alternatives of exchanging their deposits restructured in 2002 (such as time deposits or negotiable obligations) for different proportions of BODEN 2012 and/or new negotiable obligations to be issued by Galicia Uruguay. The purpose of this exchange was to voluntarily modify the profile of the debt already restructured to satisfy the preferences of customers for different combinations of liquidity and return, and to improve the distribution of cash flows over time. The term for this voluntary exchange expired on July 24, 2003. Galicia Uruguay depositors exercised those options in a total amount of US$ 185 million, which included opting to receive BODEN 2012 for US$ 136 million, in addition to new negotiable obligations to be issued by Galicia Uruguay.

Through Resolution No.338, the Board of Directors of the Argentine Central Bank approved the terms and conditions for the restructuring of the debt of US$ 399.5 million (principal) that the Bank owed to Galicia Uruguay, as well as the transfer to Galicia Uruguay of cash for US$ 72.1 million (principal) and BODEN 2012 of US$ 137 million (face value), in payment of the first principal installment and interest thereon due at August 15, 2003. The terms and conditions approved by the Argentine Central Bank were: (i) a payment of US$
40.9 million and of US$ 137 million of face value of BODEN 2012 on the principal balance on August 15, 2003, and (ii) the settlement of the remaining balance of approximately US$ 221.6 million in 8 annual consecutive installments, with accrued interest falling due in August of each year.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

Under Resolution No. 338, interest paid on August 15, 2003 was set at US$ 31.2 million, which resulted from applying the contractual rate until December 31, 2002 and thereafter, LIBOR plus 150 basis points.

During the first days of September 2003, as scheduled, Galicia Uruguay began to pay the second installment envisaged in the original restructuring schedule, with the amendments introduced by the exchange offer. At the same time, Galicia Uruguay began to settle the exchange offer, primarily on the basis of BODEN 2012 for US$ 137 million (face value).

On December 9, 2003, Galicia Uruguay commenced a period in which it solicited expressions of interest from its customers to participate in a second voluntary exchange of all restructured deposits and negotiable obligations or certificates issued by Galicia Uruguay or its subsidiary, Banco de Galicia (Cayman) Ltd. to restructure deposits. This voluntary exchange offer contemplated a cash advance, equivalent to an advance of the installment that should be paid in September 2004, and the delivery of BODEN 2012 for the remaining balance. The exchange was limited to US$ 300 million. The February 13, 2004 deadline for presenting those opinions was extended until February 20, 2004. The deadline for the exchange was March 15, 2004. Galicia Uruguay settled with its customers for a total amount of around US$ 206 million. In addition, on April 2, 2004, Banco de Galicia y Buenos Aires S.A. transferred to Galicia Uruguay BODEN 2012 for US$170 million (face value), which were first allocated to the early amortization of principal amount of installments for US$ 111.5 million on the debt held through the Cayman Branch with Galicia Uruguay.

In order to assist Galicia Uruguay in complying with obligations arising from the reorganization plan approved, the Central Bank of Uruguay authorized the creation of a trust to hold assets of Galicia Uruguay, the proceeds of which will be used for the repayment of the obligations under the agreement.

The Central Bank of Uruguay resolved that, concurrently with the implementation of the trust, Galicia Uruguay S.A's intervention will be lifted and its board of directors restored. Given that the license to operate as a domestic commercial bank, which is granted by the Central Bank of Uruguay, is not necessary to such effects, such license will be revoked. However, Galicia Uruguay will retain the authorization that had been granted to it by the Executive Branch of the Uruguayan government. Adoption of this resolution by the Central Bank of Uruguay does not modify any current terms or depositors and bondholders' rights.

At the beginning of 2002, the situation of Galicia Uruguay affected its subsidiary Banco de Galicia (Cayman) Ltd. (in provisional liquidation) because one of its main assets was a deposit for US$ 79.5 million in Galicia Uruguay. Consequently, at the request of Banco de Galicia (Cayman) Ltd., on July 18, 2002 the authorities in the Cayman Islands appointed a provisional liquidator in order to reach a voluntary restructuring agreement between Banco de Galicia (Cayman) Ltd. and its creditors, as an alternative to its liquidation.

At the end of May 2003, Banco de Galicia (Cayman) Ltd. (in provisional liquidation) and the provisional liquidator completed the debt restructuring plan and with the authorization of the court in the Cayman Islands ("the Court") they distributed the plan to all creditors for their consideration. The restructuring plan will be in force until April 30, 2012. While this plan remains in effect, the subsidiaries' assets will be administered by the liquidators for the benefit of the creditors.

On May 29, 2003 the restructuring proposal made to creditors was submitted to the Court. The terms of this proposal were as follows: an initial cash payment of 5% of the amount of the debt (principal and interest) due as of July 18, 2002, plus a transferable debt certificate for 95% of the amount of the debt (principal and interest) due as of July 18, 2002. The conditions of this

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

certificate are as follows: (i) amortization of principal in nine annual consecutive installments, the first two for 15% of the principal and the remaining for 10%, payable as from September 21st of each year; (ii) interest at 2% per annum (plus 1% provided that the entity still has assets following reimbursement to all its creditors according to the proposed plan and repayment of the subordinated loan described below); (iii) the certificate shall accrue interest as from the date of the agreement; and (iv) interest shall be payable annually together with the principal, calculated on the remaining balance. After the debt with all Class A creditors has been repaid, the remaining assets of Banco de Galicia (Cayman) Limited (in provisional liquidation) shall be allocated to the repayment of the US$ 2.9 million debt held with Galicia Pension Fund Ltd. (a subsidiary of Banco de Galicia (Cayman) Ltd. (in provisional liquidation), which is subordinated to the repayment of the debt with all Class A creditors. Furthermore, a subordinated loan for US$1.2 million was obtained from the Group, which shall be repaid after the debt with all creditors according to the proposed plan has been amortized.

On July 10, 2003 a creditors' meeting was held in order to consider and approve fully or partially the repayment plan proposed by Banco de Galicia (Cayman) Ltd. At that meeting, that plan was approved without modifications by creditors who, in number and amount of receivables represented 99.7% of the total number of votes issued. The degree of acceptance of the proposed plan exceeded the legal majority of at least 50% of the number of creditors and 75% of total receivables corresponding to the votes cast. With the approval of the proposed plan by the Court in the Cayman Islands and its registration with the Company Record of that jurisdiction, both of them having taken place on July 16, 2003, the proposed plan came into force as from that date and is mandatory for all creditors.

This initial payment was made on August 8, 2003. The first installment (15%) was paid in the middle of September 2003.

In accordance with the Plan, Banco de Galicia (Cayman) Ltd. commenced voluntary liquidation and surrendered its banking license effective December 31, 2002.

EFFECTS OF DECREE NO.214/02 AND COMPLEMENTARY RULES ON BANCO GALICIA URUGUAY S.A. AND BANCO DE GALICIA (CAYMAN) LTD. (IN PROVISIONAL LIQUIDATION)

The developments described in the section entitled "Compensation to financial institutions" proved financially detrimental to Galicia Uruguay, due to the devaluation of the Argentine currency and the mandatory conversion into pesos, at different exchange rates, of a portion of its receivables in foreign currency subject to Argentine law.

Such losses have been generated by the fact that, as mentioned earlier, Decree No.905/02 excluded from the calculation of the compensatory and the hedge bonds the assets converted into pesos owned by companies engaged in complementary activities and controlled by the Bank, and by foreign branches and subsidiaries. In other words, the objective envisaged in Section 7 of Decree No. 214/02, which consisted in "establishing the issuance of a bond to cover the imbalance in the financial system", has only been partially met in the case of the Bank. Subsequently, Decree No. 2167/02 and Argentine Central Bank Communique "A" 3805 corrected that omission by complementing the calculation of the compensation, allowing the assets recorded at foreign branches or subsidiaries covered by Decree No. 214/02 to be included in that calculation (see section entitled "Compensation to financial institutions" above).

Within this context, the Bank agreed with Galicia Uruguay to perform the necessary acts

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

to provide the latter, where applicable and subject to the prior authorization of the Argentine Central Bank, with the necessary funds for it to be able to reimburse all restructured deposits.

Subsequently, the two financial institutions complemented that agreement through another agreement which explained the legal effects, whether direct or indirect, of the declarations and covenants contained in the agreement, and that the fulfillment of the commitments undertaken is subject to the normalization of the economic and financial situation of the Bank and to the repayment of the financial assistance granted to it by the Argentine Central Bank. These circumstances are mentioned in section 52 of Resolution No. 281 issued by that body.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and financial statement presentation conform to the rules of the Argentine Central Bank which prescribes the generally accepted accounting principles for all banks in Argentina (the "Argentine Banking GAAP") that differs in certain respects from generally accepted accounting principles of Argentina applicable to enterprises in general ("Argentine GAAP") (see note
38).

Certain of the required disclosures of the Argentine Central Bank have not been presented herein since they are not material to the accompanying financial statements. In addition, certain presentations and disclosures including the statements of cash flows have been included in the accompanying financial statements to comply with the Securities and Exchange Commission's regulations for foreign registrants.

The consolidated financial statements of Banco Galicia as of December 31, 2001 have been adapted to the same period of time of Grupo Galicia's financial statements.

The following is a summary of significant policies followed in the preparation of the consolidated financial statements.

2.1 UNIT OF MEASUREMENT

The financial statements corresponding to the Argentine operations have been adjusted for inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the regulatory bodies, the financial statements have been prepared without recognizing the changes in the purchasing power of the currency up to December 31, 2001. In line with Argentine Central Bank Communique "A" 3702, Resolution No. 240/02 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) and Resolution No. 415/02 of the CNV, the recognition of the effects of inflation has been resumed in these financial statements since January 1, 2002. For comparative purposes prior periods presented have been restated applying the WPI rate from the period January 1, 2002 to February 28, 2003 (approximately 120.35%).To this end, the restatement method established by that Communique, which is in accordance with the guidelines of Technical Pronouncement No. 6 of the F.A.C.P.C.E. has been followed, considering that the accounting measurements originated prior to December 31, 2001 are stated in the currency value as of that date.

On March 25, 2003, Decree No. 664/03 rescinded the requirement that financial statements be prepared in constant currency, effective for periods on or after March 1, 2003 and, on April 8, 2003, the Argentine Central Bank issued the Communique "A" 3921 and the CNV issued resolution No. 443/03 discontinuing inflation accounting as of March 1, 2003.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

The Company has discontinued the application of that method and therefore, it did not recognized the effects of the variations in the purchasing power of the currency originated since March 1, 2003.

Under professional accounting standards, application of that method remained in effect until September 30, 2003. Resolution MD No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A.) established the discontinuation of the recognition of the changes in the purchasing power of the currency since October 1, 2003. During the March-September 2003 period, a deflation rate of approximately 2% was recorded.

2.2 FOREIGN CURRENCY

Foreign currency is stated at the U.S. dollar rate of exchange set by the Argentine Central Bank, prevailing at the close of operations on the last business day of each month.

Assets and liabilities valued in foreign currencies other than the US dollar will be converted into U.S. dollars using the exchange rates communicated by the Argentine Central Bank's trading desk.

For financial reporting purposes, these assets and liabilities are then translated into pesos at the U.S. dollar to Argentine peso exchange rate set by the Argentine Central Bank.

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

VALUATION OF GOVERNMENT SECURITIES UNDER ARGENTINE BANKING GAAP

The Argentine Central Bank established the categories in which banks would be able to classify Argentine government securities listed on local or foreign markets and the accounting valuation for the securities in each of these categories. The categories established by the Argentine Central Bank were the following: "investment account" and "held for trading".

Trading securities are marked to market, and any difference between book value and their market price is recognized as a gain or loss in the income statement.

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

If the aforementioned value of the security at the last day of each month is greater than the market value plus 20%, then the value of the security must be written down to the market value plus 20%.

These holdings include BODEN 2012, received within the framework of Sections 28 and 29 of Decree No. 905/02 (see Note 1) recorded at their technical value. The treatment of the difference exceeding 20% between the market value and the carrying value mentioned above does not apply to these securities.

Effective January 7, 2003, Argentine Central Bank Communique "A" 3857 restricted the possibility of classifying securities as holdings in investment accounts, to those existing in the Bank's portfolio as of December 31, 2002.

Unlisted government securities are valued at cost plus income accrued up to the end of the year, where applicable.

SECURED LOANS

Within the framework of Decree No.1387/01, the Bank has participated, on November 6, 2001, in the exchange of Argentine public-sector debt securities and loans, under the Promissory Note/Bond program, for new loans called "secured loans". The main differences between the instruments received and those exchanged consisted of an extension of the amortization term which was 3 years for securities originally maturing up to December 31, 2010 and a reduction of the interest rate, which was set at 70% of the contractual rate, with a maximum rate of 7% per annum for fixed-rate transactions and a Libor rate plus 3% for floating rate loans. As established by section 20 of the above mentioned decree, the conversion was made at the nominal value, at a rate of exchange of Ps.1.0 = US$ 1.0 and in the same currency as that of the converted obligation.

The Argentine Central Bank provided that the gain arising from the difference between the carrying value of the secured loans and the book value of the securities exchanged must be recorded in an asset adjustment account and credited to income on a monthly basis, in proportion to the term of each of the secured loans received.

Had the position of government securities classified in investment accounts and presented for their exchange been valued according to professional accounting standards, shareholders' equity would have decreased by Ps. 446,888 at the exchange date (November 5, 2001).

In accordance with Decree No. 644 dated April 18, 2002, the principal changes are as follows:

- The conversion into pesos of the secured loans originally denominated in US dollars at the exchange rate of Ps. 1.40 per US dollar, as established by Section 1 of Decree No. 471/02.

- The new interest rates to be accrued by those secured loans, as established by Section 3 of Decree No. 471/02 (see Note 1).

On March 28, 2003, the Argentine Central Bank released Communique "A" 3911, which substantially modified the accounting criterion for secured loans to the public sector. Communique "A" 3911 established that secured loans and government securities not subject to the minimum capital requirement to cover market risk (mainly government securities not listed on stock exchanges), promissory notes issued by the Fiduciary Fund for Provincial Development and other financing to the public sector held in financial institution portfolios on or after March 28,

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

2003, must be carried at the lower of "present value" and cost basis plus accrued interest. The "present value" is defined as the "net present value" of a cash flow structure under contractual terms discounted at the rate of 3% set by the Argentine Central Bank through December 2003.

The Bank has recorded in "Financial Expenses - Other" a loss of Ps.198,088 as a result of the application of Communique "A" 3911.

PROVINCIAL SECURED LOANS

Decree No.1579, dated August 28, 2002, established a restructuring of provincial government debt. The restructuring consisted of a voluntary exchange of provincial government debt for bonds (BOGAR) or loans (Promissory Notes), issued by the Fiduciary Fund for Provincial Development ("FFDP") and secured by the federal government's tax receipts shared with the provinces, with a 16-year term, a 2% fixed annual interest rate and amortization in 156 monthly and consecutive installments beginning on March 4, 2005.

The Bank tendered in the exchange under Decree No.1579/02 all of its portfolio of loans to provincial governments and pursuant to the option provided by section 3, subsection k of the Decree, opted to receive promissory notes. As of December 31, 2003, the Bank had recorded in its balance sheet provincial secured loans, valued in accordance with Argentine Central Bank's Communique "A" 3911, in the amount of Ps.3,473.7 million. This amount included Ps.22.0 million of a loan for which the exchange was pending completion as of December 31, 2003. The Bank received BOGAR for the provincial debt for which the exchange had been completed at the close of the fiscal year, despite having opted to receive promissory notes. At the date hereof the Bank had not yet received the Promissory Notes.

2.4 LOANS TO THE NON-FINANCIAL PRIVATE SECTOR

On July 25, 2003, through Communique "A" 3987, the Argentine Central Bank authorized financial institutions to grant loans adjustable by CER, for the purpose of increasing peso-denominated loan origination, both medium-and-long term.

The Argentine Congress enacted Law No. 25,796, which was sent to the National Executive Branch for its promulgation. This Law amends Law No. 25,713, establishing the application of the CVS for the index-adjustment of loans subject to this coefficient until March 31, 2004. As from April 1, 2004 no adjusting index will be applied to financing subject to CVS.

This Law also contemplates compensating financial institutions for the negative effects on their equity derived from the application of the CER to all deposits denominated in foreign currency and converted into pesos, and from the application of the CVS to certain loans in accordance with the above-mentioned regulations. This compensation is to be paid through the delivery of BODEN 2013. ( See note 1 Compensation CER/CVS).

2.5 INTEREST INCOME (EXPENSE) RECOGNITION

Generally, interest income is recognized on an accrual basis using the linear (effective interest) method. For loans and deposits denominated in pesos, with maturities greater than 92 days, interest is recognized on a compounded basis, which provides for an increasing effective rate over the life of the loan or deposit.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

The Bank suspends the accrual of interest generally when the related loan is past due and the collection of interest and principal is in doubt. The suspension of interest corresponds to the loans classified as "with problems" and "deficient performance", or below under the Argentine Central Bank's classification rules. Accrued interest remains on the Bank's books and is considered to be part of the loan balance when determining the allowance for loan losses. Interest is recognized on a cash basis after reducing the balance of accrued interest, if applicable.

As indicated in Note 1, for lending and borrowing transactions originally carried out in foreign currency and converted into pesos, the adjustment from the application of the CER or CVS was accrued at year end, where applicable.

2.6 ALLOWANCE FOR LOAN LOSSES AND PROVISION FOR CONTINGENCIES

The Bank provides for estimated future possible losses on loans and the related accrued interest generally through the establishment of an allowance for loan losses. The allowance charged to expense is determined by management based upon loan classification, actual loss experience, current and expected economic conditions, delinquency aging, and an evaluation of potential losses in the current loan portfolio with specific attention to loans where any evidence that may negatively affect the Bank's ability to recover the loan and accrued interest is known.

Related to debtor's classification according to the execution grade, and pursuant to Communique "A" 3918 of the Argentine Central Bank from March 31, 2003, to December 31, 2003, the loan loss reserve for debtors with total indebtedness equal to or lower than Ps.5 million with all Argentine financial institutions should be reserved exclusively based upon its past due performance. The past due performance between, December 1, 2001 and March 31, 2003, should be computed based on one day for every three days past due.

2.7 INVESTMENTS IN OTHER COMPANIES

Investments in Other Companies include equity investments in companies where a minority interest is held, including investments in infrastructure companies and utilities.

Under Argentine Banking GAAP, the equity method is used to account for investments where a significant influence in the corporate decision making process exists. Significant influence is considered to be present if one of the following applies:

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

Permanent equity investments in companies where corporate decision are not influenced, in terms of the criteria listed above, are accounted for at the lower of cost or share of net book value of the investee.

2.8 FIXED ASSETS AND MISCELLANEOUS ASSETS

Fixed assets and miscellaneous assets are valued at cost restated. Depreciation of those properties, which were subject to the technical revaluation, is reflected in the statements of income.

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

2.9 INTANGIBLE ASSETS

Intangible assets are valued at cost restated and are amortized on a straight-line basis over 120 months for goodwill and over a range of 60 months for organization and development costs. Under Argentine Banking GAAP, goodwill is no longer recognized as an asset when it is estimated that amounts of future income will not be sufficient to absorb the amortization of goodwill or when there are other reasons to presume that the amount of an investment that has been made will not be recovered in full.

Effective March 2003, Argentine Central Bank Communique "A" 3916 established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the applicability of current regulations to deposits with the financial system, within the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary rules, should also be recorded under this caption, the amortization of which should take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003 (See Note 1).

2.10 SHAREHOLDERS' EQUITY

Shareholders' Equity accounts have been restated following the procedure mentioned in section 2.1, except for "Capital Stock" and "Paid in Capital" accounts, which have been stated at their original values. The adjustment stemming from the restatement of these accounts was allocated to the "Adjustments to Shareholders' Equity" account.

Income and expense accounts have been restated.

Monetary results of exposure to inflation were determined as follows:

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

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

      The income statement and statement of changes in shareholders' equity have been disclosed in accordance with Communique "A" 3800 of the Argentine Central Bank. At the referendum of the shareholder's meeting, the Bank absorbed the loss for the fiscal year 2002, up to the limit of the balances recorded in retained earnings and unrealized valuation difference arising from the net foreign currency position.

2.11 PRESUMPTIVE MINIMUM INCOME TAX AND INCOME TAX

Effective 1998 and for a ten year period a presumptive minimum income tax (PMIT) was established as a complementary component of the income tax obligation. PMIT consists in a minimum taxation, which assesses at the tax rate of 1% of certain productive assets. Ultimately, the tax obligation will be the highest of PMIT and income tax. For financial entities, the taxable basis will be 20% of their computable assets. If in a fiscal year, PMIT obligation exceeds income tax liability, the surplus will be available as a credit against future income tax.

During 2003 and 2002, Banco Galicia incurred tax losses. Therefore, the Bank was required to pay PMIT.

During the year, Grupo Galicia and its non-bank subsidiaries adopted the deferred tax method.

2.12 STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows were prepared using the measurement methods prescribed by the Argentine Central Bank, but in accordance with the presentation requirements of Statement of Financial Accounting Standards No. 95:
Statement of Cash Flows ("SFAS No. 95"). SFAS 95 establishes specific presentation requirements and additional disclosures but does not provide guidance with respect with the inflation adjusted financial statements. The effect of inflation restatements and foreign exchange gains and losses on cash flows related to financing and operating activities has been included in the line item "Monetary Loss", and the effect of inflation on cash balances has been included in a separate line item after cash flows from investing activities.

3. RESTRICTED ASSETS

In accordance with Argentine Central Bank regulations, the Bank is required to maintain average monthly assets Those assets computable for compliance with minimum cash requirements are cash and Argentine Central Bank accounts.

The required daily averages calculated on a monthly basis for the month ending on each balance sheet date were as follows:

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

                                                                                DECEMBER 31,
                                                                      ------------------------------
                                                                          2003              2002
                                                                      ------------     -------------
Peso balances....................................................     Ps.  445,143     Ps.   135,893
Foreign currency balances........................................          319,192            42,557

Certain of the Group's other assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

                                                                                        DECEMBER 31,
                                                                                ---------------------------
                                                                                    2003           2002
                                                                                ------------  -------------
Funds and securities pledged under various arrangements.............            Ps.  295,814  Ps.   196,440
Share on equity investments (*)  ....................................                 51,554         51,552
Deposits in the Argentine Central Bank, frozen under Argentine
Central Bank regulations.............................................                  4,277          4,732
Loans granted as collateral..........................................              5,848,789      5,755,706
Certificates of deposits.............................................                      -            438
Real property and loans pledged as collateral-Banco Galicia Uruguay
S.A(**). ............................................................                821,777              -
                                                                                ------------  -------------
Total................................................................           Ps.7,022,211  Ps. 6,008,868
                                                                                ============  =============

(*) Shares whose transferability is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed.

(**) At the request of creditors of Banco Galicia Uruguay S.A., a restraining order has been issued enjoining this entity from disposing of its real property. Under a security interest agreement signed on July 24, 2003 and registered with the Registry of Movable Property - Pledge Division - Montevideo - Uruguay, on August 5, 2003, the rights to collect debts from all debtors have been pledged as collateral in favor of the holders of transferable time deposit certificates and/or negotiable obligations issued incompliance with the debtor reorganization plan approved. All the Banco Galicia Cayman Limited's (in provisional liquidation) assets will be administered by the liquidators for the benefit of creditors until the reorganization plan is complete.

The Bank has granted a senior pledge on all its shares in Correo Argentino S.A., in favour of the International Finance Corporation, the Inter American Development Bank (the "IDB") and a syndicate of local institutions, as collateral for financing granted to that company. The Argentine Central Bank through Resolution No. 408 dated September 9, 1999 authorized this transaction. Under the sponsorship contract, the Bank is liable for 14,53% of the financial debt held by Correo Argentino S.A. with its financial creditors, in the event of early termination of the concession for any reason or title, including bankruptcy.

On November 19, 2003, the national government rescinded the concession contract awarded to Correo Argentino S.A.. On December 16, 2003, this company was declared bankrupt. This is not a final judgment, so it has been appealed.

At the date of these financial statements, no claims have been received from the financial creditors. The Bank has provided for the amount it estimates it will be required to pay for this contingency.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

On March 25, 2004, the guarantee for Ps. 7,265 provided in favour of the national government as security for compliance with the concession of Correo Argentino S.A. was called. The related claim has been proved as a possible claim in the reorganization proceedings involving Correo Argentino S.A. After the guarantee has been actually paid, the pertinent filing will be made in the records of the case. The claim has been fully covered by an allowance. The Bank will pay the guarantee under the conditions established by the National Communications Commission.

As a shareholder of the concessionaires of the water supply services, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., Banco Galicia and the other shareholders have committed to provide financial support to those companies if they were unable to fulfill the commitments they have undertaken with international financial bodies.

The IDB requested that the shareholders of Aguas Argentinas S.A. and Aguas Provinciales de Santa Fe S.A. grant loans to those companies. In February 2003, assistance was granted to Aguas Argentinas S.A. in the amount of US$ 598. On November 5, 2003 a loan equivalent to US$ 329 was granted to Aguas Provinciales de Santa Fe S.A., under the terms of the contract signed with the International Finance Corporation.

4.    INTEREST-BEARING DEPOSITS WITH OTHER BANKS

At December 31, 2003 and 2002, the overnight foreign bank interest-bearing deposits included in loans amounted to Ps.172,360 and Ps.158,273, respectively.

5.    GOVERNMENT AND CORPORATE SECURITIES

The government and corporate securities classification set forth below was determined in accordance with Argentine Banking GAAP.

Government and corporate securities consist of the following at the respective balance sheet dates:

                                                                                   DECEMBER 31,
                                                                     --------------------------------------
                                                                            2003                 2002
                                                                     -----------------     ----------------
Government Securities
Quoted:
Carried at market value
Held for trading purposes:
   Government Bonds.............................................     Ps.        14,823     Ps.        3,247
   Argentine Treasury Bonds.....................................                 3,142                2,129
   Argentine Central Bank Bonds.................................               305,500                    -
   Others.......................................................                 4,446                2,304
   Less: Provision for devaluation..............................                  (341)                (394)
                                                                     -----------------     ----------------
Total trading securities........................................     Ps.       327,570     Ps.        7,286
                                                                     -----------------     ----------------
Carried at amortized cost
Held for investment purposes
   Government Bonds.............................................             1,609,982              693,471
   Argentine Treasury Bonds.....................................               875,138              979,451
                                                                     -----------------     ----------------
Total investment securities.....................................     Ps.     2,485,120     Ps.    1,672,922
                                                                     -----------------     ----------------
Unquoted
   Fiscal Credit Certificate (*) ...............................                78,575              106,336
   Government Bonds.............................................                 6,949                6,258
   Others.......................................................                   703               34,084
                                                                     -----------------     ----------------
Total Unquoted securities.......................................                86,227              146,678
                                                                     =================     ================
Total government securities.....................................     Ps.     2,898,917     Ps.    1,826,886
                                                                     =================     ================
Corporate Securities
   Corporate shares ............................................                     -                  256
   Negotiable obligations (quoted)..............................                 2,950                9,180
   Less: Provision for devaluation .............................                (1,766)              (6,480)
                                                                     -----------------     ----------------
Total corporate securities......................................     Ps.         1,184     Ps.        2,956
                                                                     =================     ================
Total government and corporate securities.......................     Ps.     2,900,101     Ps.    1,829,842
                                                                     =================     ================

(*) Government securities collateralized by future tax payments.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

6.    LOANS

The lending activities of the Bank consist of the following:

- Loans to the non-financial public sector: represent loans to the federal and provincial governments of Argentina.

- Loans to the financial sector: represent loans to banks and financial entities.

- Loans to the non-financial private sector and residents abroad: include the following types of lending:

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

Under Argentine Banking GAAP, the Group must disclose the composition of the loan portfolio by non-financial public sector, financial sector and non-financial private sector and residents abroad. Additionally, the type of guarantee on non-financial private sector loans, which corresponds to the type of collateral, pledged on the loans (preferred guarantees relate to a recorded right of first lien), is also required to be disclosed. The classification of the loan portfolio in this regard was as follows:

                                                                                DECEMBER 31,
                                                                   ---------------------------------------
                                                                          2003                  2002
                                                                   ------------------   ------------------
Non-financial public sector....................................    Ps.      7,800,551   Ps.      7,690,022
Financial sector (Argentine) ..................................               194,692              134,809
Non-financial private sector and residents abroad                           4,165,829            4,539,168
    - With preferred guarantees................................             1,228,811            1,514,400
    - With other guarantees....................................               697,781              523,026
    - Unsecured................................................             2,239,237            2,501,742
                                                                   ------------------   ------------------
                                                                           12,161,072           12,363,999
                                                                   ------------------   ------------------
Allowance for loan losses (See Note 7).........................            (1,177,315)          (1,681,836)
                                                                   ------------------   ------------------
Total..........................................................    Ps.     10,983,757   Ps.     10,682,163
                                                                   ==================   ==================

The Bank also records its loan portfolio by industry segment. The following industry segments comprised the most significant loan concentrations at December 31, 2003 and 2002, respectively:

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

                                                                       DECEMBER 31,
                                                                    -----------------
                                                                    2003        2002
                                                                    -----       -----

Financial services industry............................              2.94%        1.09%
Public sector..........................................             64.14%       62.20%
Agriculture and livestock..............................              3.20%        3.76%
Consumer...............................................             10.35%        8.95%

The Bank granted loans to the Bank's related parties including related officers and consolidated companies. The total loans outstanding at December 31, 2003 amounted Ps.93,364 and the change from December 31, 2002 to December 31, 2003 reflects payments amounting to Ps.33,432 and advances of Ps. 17,046. Furthermore, there were adjustments of CER and foreign exchange difference of Ps.3,103 on the above-mentioned portfolio between those dates.

On July 18, 2003, the Group granted Banco de Galicia (Cayman) Limited a loan for US$1,200.

Such loans were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and, in management's opinion, represent normal credit risk.

7.    ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses for the fiscal years ended December 31, 2003, 2002 and 2001, was as follows:

                                                                            DECEMBER 31,
                                                        ----------------------------------------------------
                                                             2003              2002               2001
                                                        --------------    ---------------    ---------------
Balance at beginning of year.....................       Ps.  1,681,836    Ps.   1,050,283    Ps.     596,026

Provision charged to income .....................              217,057          1,599,518            922,009

Prior allowances reverse ........................             (402,049)                 -             (2,019)

Inflation and foreign exchange effect............              (52,230)          (662,263)                 -

Loans charged off................................             (267,299)          (305,702)          (465,733)
                                                        --------------    ---------------    ---------------
Balance at end of the year.......................       Ps.  1,177,315    Ps.   1,681,836    Ps.   1,050,283
                                                        ==============    ===============    ===============

The inflation effect represents the monetary gain from incurring allowance for loan losses adjusted to constant pesos of February 28, 2003.

Certain loans, principally small loans, are charged directly to income and are not reflected in the activity in the allowance for loan losses. The "Loan loss provision" in the accompanying income statements includes:

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)


                                                                             DECEMBER 31,
                                                           -------------------------------------------------
                                                                2003             2002             2001
                                                           -------------  -----------------  ---------------
Provisions charged to income............................   Ps.   217,057  Ps.     1,599,518  Ps.     922,009

Direct charge-off.......................................          14,020             16,123           42,152

Other receivables losses................................          52,913             30,249           43,628

Financial leases........................................           2,438              2,686              725
                                                           -------------  -----------------  ---------------
                                                           Ps.   286,428  Ps.     1,648,576  Ps.   1,008,514
                                                           =============  =================  ===============

Prior year allowances that have been reversed in the amount of Ps. 402,049 are included under the caption "Miscellaneous Income" in the accompanying statement of income.

The Bank has entered into certain troubled debt restructuring agreements with customers. The Bank eliminates any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses. Loans under such agreements amounted to Ps.92,148, Ps. 44,862 and Ps.47,628 at December 31, 2003, 2002 and 2001,
respectively.

8.    OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE

The composition of other receivables from financial brokerage, by type of guarantee, is as follows:

                                                                                    DECEMBER 31,
                                                                       ---------------------------------------
                                                                              2003                 2002
                                                                       ------------------    -----------------
Preferred guarantees, including deposits with
The Argentine Central Bank.........................................    Ps.         72,847    Ps.        59,298
Other guarantees...................................................                 2,423               10,328
Unsecured (1) (2) .................................................             6,224,147            9,230,413
Less:  Allowance for doubtful accounts.............................              (102,008)             (44,337)
                                                                       ------------------    -----------------
                                                                       Ps.      6,197,409    Ps.     9,255,702
                                                                       ==================    =================

(1)   Includes Ps.4,629,595 and Ps.7,098,505 December 31, 2003 and 2002,
      respectively, of "Compensation to be received from the National
      Government".

(2) In July 28, 2003 the Bank received US$465,587 (face value) of BODEN 2012 related to the compensation to be received. Additionally, and in relation to the process for the determination of the compensation amount, on October 30, 2003, the Argentine Central Bank sent a letter to the Bank in which it formulated observations on certain criteria and the computation of certain items that would modify the final amount of the compensation. The Bank has accepted and recognized in its financial statements an adjustment to the original face value of US$ 53,946. (See Note 1)

At December 31, 2003 and 2002 the Company did not have any outstanding forward contracts.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

The breakdown of the caption "other" included in the balance sheet was as follows:

                                                                                        DECEMBER 31,
                                                                                ---------------------------
                                                                                    2003          2002
                                                                                ------------   ------------
Mutual funds ...............................................................    Ps.   24,052   Ps.   26,355
Galtrust I .................................................................         646,143        686,160
Other financial trust participation certificates ...........................         430,703        459,739
Accrued commissions ........................................................          12,441         14,284
Compensation to be received related to the payment of deposits .............               -        446,756
Others .....................................................................         382,707        377,418
                                                                                ------------   ------------
                                                                                Ps.1,496,046   Ps.2,010,712
                                                                                ============   ============



9.    EQUITY INVESTMENTS IN OTHER COMPANIES

The Bank accounted for its investment in Banelco S.A. and Galicia Advent Private Equity Fund Limited under the equity method. The remaining investments have been accounted for under the cost addition dividends method.

Equity investments in other companies held by the Bank consisted of the following at the respective balance sheet dates:

                                                                     DECEMBER 31,
                                                         -------------------------------------
                                                               2003                2002
                                                         -----------------   -----------------
IN FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND
AUTHORIZED ACTIVITIES
Banelco S.A...........................................   Ps.         5,605   Ps.        10,468
Visa Argentina S.A....................................                 951                 951
Mercado de Valores de Buenos Aires S.A................               6,186               5,923
Banco Latinoamericano de Exportaciones S.A............               1,542               1,790
Galicia Advent Private Equity Fund Ltd................                   -               7,604
Other.................................................               2,260               2,832
                                                         -----------------   -----------------
TOTAL FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND
AUTHORIZED ACTIVITIES.................................   Ps.        16,544   Ps.        29,568
                                                         -----------------   -----------------
IN NON-FINANCIAL INSTITUTIONS
Aguas Argentinas S.A..................................   Ps.        23,370   Ps.        23,370
Inversora Diamante S.A................................              12,944              12,944
Inversora Nihuiles S.A................................              15,750              15,750
Electrigal S.A........................................               5,455               5,455
Aguas Provinciales de Santa Fe S.A....................              10,771              10,771
A.E.C. S.A............................................               6,139               6,139
Aguas Cordobesas S.A..................................               8,911               8,911
Correo Argentino S.A..................................              27,460              27,460
Caminos de la Sierra S.A..............................               4,428               4,428
Tradecom International N.V............................               9,798              10,669
Other.................................................               3,355               1,630
                                                         -----------------   -----------------
TOTAL IN NON-FINANCIAL INSTITUTIONS ..................   Ps.       128,381   Ps.       127,527
                                                         -----------------   -----------------
ALLOWANCES............................................   Ps.       (57,858)  Ps.       (52,841)
                                                         -----------------   -----------------
TOTAL EQUITY INVESTMENTS IN OTHER COMPANIES...........   Ps.        87,067   Ps.       104,254
                                                         =================   =================

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

10.   FIXED ASSETS AND INTANGIBLE ASSETS

The major categories of Grupo Galicia's premises and equipment and accumulated depreciation, as of December 31, 2003 and 2002 were as follows:

                                                                     DECEMBER 31,
                                                         -------------------------------------
                                                               2003                2002
                                                         -----------------   -----------------
Land and buildings....................................   Ps.     551,755     Ps.       555,336
Furniture and fixtures................................           125,518               131,649
Machinery and equipment...............................           195,029               200,789
Vehicles..............................................               440                   730
Others................................................             6,186                 7,624
Accumulated depreciation..............................          (361,396)             (325,653)
                                                         ---------------     -----------------
                                                         Ps.     517,532     Ps.       570,475
                                                         ===============     =================


Depreciation expenses of the years ended December 31, 2003, 2002 and 2001, was Ps.50,542, Ps.63,357 and Ps. 61,660, respectively.

The major categories of intangible assets as of December 31, 2003 and 2002 were as follows:

                                                                                         DECEMBER 31,
                                                                              ----------------------------------
                                                                                   2003              2002
                                                                              --------------   -----------------
Goodwill, net of accumulated amortization of Ps.135,718 and Ps.108,837
respectively.............................................................     Ps.    139,681   Ps.       170,384
Organization and development expenses, net of accumulated
amortization of Ps.198,267 and Ps.236,222 respectively..................            100,356             151,564
Legal actions related to the payment of deposits, net of
accumulated amortization of Ps.77,880 (see Note 2.9).....................            487,020                   -
                                                                              --------------   -----------------
                                                                              Ps.    727,057   Ps.       321,948
                                                                              ==============   =================

Total amortization expenses of the years ended December 31, 2003, 2002 and 2001, was Ps.163,390, Ps.168,622 and Ps.110,927, respectively.

Organization and development expenses included software and the related implementation services purchased from third parties, with a net book value of Ps.86,055 and Ps.127,816 at December 31, 2003 and 2002, respectively.

The table below shows the components of goodwill by type of activity for the periods presented.

                                                                         DECEMBER 31,
                                                              ----------------------------------
                                                                    2003              2002
                                                              ----------------  ----------------
Investment.................................................   Ps.        9,153  Ps.       16,992
Banking....................................................             81,740            94,559
Regional Credit Card issuing companies.....................             48,788            58,833
                                                              ----------------  ----------------
                                                              Ps.      139,681  Ps.      170,384
                                                              ================  ================

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

11.   MISCELLANEOUS ASSETS

Miscellaneous assets consisted of the following as of December 31, 2003 and 2002:

                                                                         DECEMBER 31,
                                                              ----------------------------------
                                                                    2003              2002
                                                              ----------------  ----------------
Construction in progress................................      Ps.       66,831  Ps.       56,428
Deposits on fixed asset purchases.......................                 1,284             1,876
Stationery and supplies.................................                 2,254             4,025
Real estates properties held for sale...................                28,493            57,664
Assets acquired through foreclosures....................                     -               726
Others..................................................                59,236            64,043
                                                              ----------------  ----------------
                                                              Ps.      158,098  Ps.      184,762
                                                              ================  ================

12.   OTHER ALLOWANCES AND RESERVES

Allowances on other assets and reserves for contingencies were as follows:


                                                                                        DECEMBER 31,
                                                                           --------------------------------------
                                                                                  2003                2002
                                                                           ------------------  ------------------
Allowances against asset accounts:
   Government and Corporate securities..................................   Ps.          2,107  Ps.          6,874
   Other receivables resulting from financial brokerage, for collection
    risk (a) ...........................................................              102,008              44,337
   Assets under financial leases (a)....................................                4,806               2,460
   Equity investments in other companies  (b) ..........................               57,858              52,841
   Miscellaneous receivables, for collection risk (a) ..................               53,877              29,375

Reserves for contingencies:
   For severance payments (c)...........................................                1,413              11,074
   Litigations (d)  ....................................................               19,329              25,030
   Related to commitments undertaken with public services
    companies (e).......................................................               92,000              92,802
   Claims related to pesification disputes and other contingencies (f)..              235,525             144,702
   Sundry liabilities arising from credit card activities (g) ..........               20,542              16,388
   Other commitments (h) ...............................................               46,066              44,563
                                                                           ------------------  ------------------
   Total reserves for contingencies.....................................   Ps.        414,875  Ps.        334,559
                                                                           ==================  ==================

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

(e) See note 3 - Restricted Assets.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

(f) Includes allowances for Ps.180,000 to cover the probable effect from an unfavorable resolution of matters challenged by the Argentine Central Bank related to the amounts due for compensatory and hedge bonds, which are still being discussed..

(g) Reserves for rewards to be given under a credit card reward program, for a guarantee of credit card receivables and for the estimated liability for the insurance of the payment of credit card balances in the event of the death of the credit card holder.

(h) Represents the contingent commitments related to clients in categories other than the "normal" categories under Argentine Banking GAAP.

13.   OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE- ARGENTINE CENTRAL
      BANK

The Bank borrows funds under various credit facilities obtained from the Argentine Central Bank for specific purposes as follows:

                                                                                         DECEMBER 31,
                                                                              -----------------------------------
                                                                                    2003               2002
                                                                              ----------------   ----------------
DESCRIPTION
Long-term liabilities:
   Advances for the acquisition of national government bonds in U.S.
    Dollars (*).......................................................        Ps.    2,442,849   Ps.    2,445,379
   Argentine Central Bank's liquidity loans (**)......................               5,579,978            783,704
   Other Argentine Central Bank obligations...........................                       -              1,834
                                                                              ----------------   ----------------
Total long-term liabilities...........................................        Ps.    8,022,827   Ps.    3,230,917
Short-term liabilities:
   Argentine Central Bank's liquidity loans (**)......................                       -          4,666,176
   Other Central Bank Obligations.....................................                     777                 15
                                                                              ----------------   ----------------
Total short-term liabilities..........................................        Ps.          777   Ps.    4,666,191
                                                                              ----------------   ----------------
Accrued interest......................................................                 109,298            208,955
                                                                              ----------------   ----------------
                                                                              Ps.    8,132,902   Ps.    8,106,063
                                                                              ================   ================

(*) Advance for the hedge bond accrued interest was Ps.93,297 and Ps.44,485 at December 31, 2003 and 2002, respectively. The maturity related to this advance will be determined when the hedge bond is received.

(**) As of December 31, 2002 the Argentine Central Bank liquidity loans were considered short-term liabilities, as they were renewed monthly. Decree No. 739/02 established the methodology to pay the advances received from the Argentine Central Bank, and pursuant to Decree No. 1262/03, the amortization shall be made in the same number of installments of the assets granted as collateral for the rediscounts received, with a maximum of 120 installments. For that reason, as of December 31, 2003, Argentine Central Bank liquidity loans are considered as a long-term liability. The financial institutions that wish to avail themselves of this special assistance amortization system must have normalized their foreign debt situation before December 5, 2003, under the terms of section 1 of Communique "A" 3940.

As of December 31, 2003, maturities of the Argentine Central Bank's liquidity loans for each of the following six fiscal years and thereafter are as follows:

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

 2004............................................................         Ps.            255,000
 2005............................................................                        340,201
 2006............................................................                        383,359
 2007............................................................                        431,984
 2008............................................................                        486,773
 2009............................................................                      2,235,046
Thereafter.......................................................                      1,447,615
                                                                          ----------------------
                                                                          Ps.          5,579,978
                                                                          ======================

14. OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE- BANKS AND INTERNATIONAL ENTITIES, AND LOANS FROM DOMESTIC FINANCIAL INSTITUTIONS.

The Bank also borrows funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

                                                                      DECEMBER 31,
                                                          ------------------------------------
                                                                2003               2002
                                                          -----------------  -----------------
DESCRIPTION
  BANK AND INTERNATIONAL ENTITIES
   Long term liabilities:
       Compania Interamericana de Inversiones...........  Ps.       203,844  Ps.       235,768
       International Finance Corporation (I.F.C.).......            909,230          1,051,619
       Nederlands Financierings Maatschappij Voor
       Ontwikkeling Slande N.V  (F.M.O.) ...............             56,588             65,450
       Other foreign banks..............................            334,062            283,066
                                                          -----------------  -----------------
                   Total long-term liabilities..........  Ps.     1,503,724  Ps.     1,635,903

    Short-term liabilities:
       Other lines of credit from foreign banks (1).....          1,231,756          1,548,806
                                                          -----------------  -----------------
TOTAL BANK AND INTERNATIONAL ENTITIES...................  Ps.     2,735,480  Ps.     3,184,709
                                                          -----------------  -----------------
  DOMESTIC AND FINANCIAL INSTITUTIONS
   Long term liabilities:
       BICE (Banco de inversion y Comercio Exterior)....            106,404            138,341
       Other lines of domestic banks....................                307             14,911
                                                          -----------------  -----------------
                   Total long term liabilities .........  Ps.       106,711  Ps.       153,252

  Short-term liabilities:
       Other lines of credit from domestic
            banks (1) ..................................             25,052             48,019
                                                          -----------------  -----------------
TOTAL DOMESTIC AND FINANCIAL INSTITUTIONS...............  Ps.       131,763  Ps.       201,271
                                                          -----------------  -----------------

TOTAL...................................................  Ps.     2,867,243  Ps.     3,385,980
                                                          =================  =================

(1) Short term debt in default.

Accrued interest on the above liabilities was Ps.282,746, and Ps.133,397 at December 31, 2003 and 2002, respectively, which are included in "Other" under the caption "Other Liabilities Resulting from Financial Brokerage" in the accompanying balance sheet.

Loans from Banco de Inversion y Comercio Exterior (BICE) for financing investment projects, increasing the export capacity and financing the Global Multisectorial Credit Program carry interest at floating rates for approximately 5.17% for loans in dollars with maturity of 4 years and CER + 4% for borrowing in pesos, with maturities ranging between 1 and 10 years.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)


The remaining long term debt with a balance of Ps. 1,503.7 million along with short term debt amounting to Ps. 1,231.8 million at December 31, 2003 have been restructured by the Bank and its creditors on May 18, 2004.

As of December 31, 2003, maturities of the above long-term loans for each of the following five fiscal years and thereafter were as follows:

 Callable (1).......................................................      Ps.   1,503,724
 2004..............................................................                40,761
 2005..............................................................                27,520
 2006..............................................................                18,586
 2007..............................................................                13,628
 2008..............................................................                 4,053
Thereafter.........................................................                 2,163
                                                                          ---------------
                                                                          Ps.   1,610,435
                                                                          ===============

(1) This amount was subject to a restructuring process.

As of December 31, 2003 the Bank did not have any unused lines of credit.

15.   OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE - NEGOTIABLE
      OBLIGATIONS

The Board of Directors is authorized to determine all of the conditions of each issuance of negotiable obligations, including timing, currency, price, manner and payment terms. The amounts outstanding and the terms corresponding to outstanding negotiable obligations at the dates indicated were as follows:

                                                             ANNUAL             DECEMBER 31,
                                                            INTEREST  -------------------------------
                                                  MATURITY    RATE         2003             2002
                                                  --------  --------  --------------    -------------
LONG-TERM LIABILITIES:
5th Series Floating Rate Notes Due 2005              2005     4.00%   Ps.     31,213    Ps.    36,066
  (Semi-annual interest, principal payable
  every six months) ...........................
4th Series Floating Rate Notes Due 2005              2005     4.00%          130,077          150,299
  (Semi-annual interest, principal payable
  every six months) ...........................
9% Notes Due 2003                                    2003     9.00%          565,987          677,859
  (Semi-annual interest, principal payable at
maturity) .....................................
Step Up Floating Rate Notes Due 2002                 2002     3.88%          413,846          508,848
  (Semi-annual interest, principal payable
every year beginning in August, 2005) .........
6th Series 7.875% Notes Due 2007 (*)                 2007     7.88%          213,038          246,402
  (Semi-annual interest, principal payable
every year beginning in August, 2005) .........
7th Series Floating Rate Notes Due 2007 (*)          2007     5.15%          126,591          146,415
  (Semi-annual interest, principal payable at
maturity) .....................................
Banco Galicia Uruguay S.A. (issued to             Various     2.00%          902,686        1,569,412
restructure deposits) .........................
                                                                      --------------    -------------
Total long-term liabilities....................                       Ps.  2,383,438    Ps. 3,335,301
                                                                      ==============    =============


                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

SHORT-TERM LIABILITIES:

Tarjetas del Mar
  (Interest fixed, principal payable at
maturity)............. ......................        2002    14.92%   Ps.        494(1) Ps.    21,031
Tarjeta Naranja
  (Interest fixed, principal payable at
maturity)............. ......................        2002    16.46%            2,709(2)       100,114
Tarjetas Cuyanas
  (Interest fixed, principal payable at
maturity)............. ......................        2002    15.96%            6,268(3)         7,539
Tarjeta Comfiar 9th Series
  (Interest fixed, principal payable at
maturity)............. ......................        2002    16.22%                -              554
                                                                      --------------    -------------
Total short-term liabilities................                                  9,471          129,238
                                                                      --------------    -------------
                                                                      Ps.  2,392,909    Ps. 3,464,539
                                                                      ==============    =============

(*) Issued in connection with the New York Branch foreign debt restructuring.

(1) Includes 9th Series with an annual interest rate of 14.92%

(2) Includes 9th Series and 10th Series with an annual interest rate of 16.77%, 14.92%, respectively.

(3) Includes 13th Series with an annual interest rate of 15.96%.

Short-term negotiable obligations are in the process of being restructured.

Interest and principal on all of the above debt securities are payable in U.S. dollars.

Accrued interest on the above liabilities for Ps. 172,611 and Ps.116,929 at December 31, 2003 and 2002, respectively, was included in "Other" under the caption "Other Liabilities Resulting from Financial Brokerage " in the accompanying balance sheet.

Long-term maturities correspond to negotiable obligations at December 31, 2003 are as follows:

Callable(1).....................          1,141,123
2004............................            123,066
2005............................            283,244
2006............................            204,053
2007............................            204,053
2008............................             93,776
2009............................            108,441
2010............................            108,441
2011............................            117,241
                                      -------------
Total...........................      Ps. 2,383,438
                                      =============

(1) The Ps. 1,141,123 corresponding to the Fourth and Fifth series and Sixth series were subject to a restructuring process as of December 31, 2003.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

16.   DIRECTORS' AND SYNDICS' FEES

The breakdown of the caption "Directors' and Syndics' Fees" in the income statement is as follows:

                                                                 DECEMBER 31,
                                                    -------------------------------------
                                                       2003          2002         2001
                                                    -----------   ----------    ---------
GFG directors' fees...............................  Ps.       -   Ps.     77    Ps.   132
GFG syndics' fees.................................          123           77          132
Banco Galicia directors' statutory fees...........            -            -       23,339
Banco Galicia directors' administrative fees......          200        1,984        5,672
Banco Galicia syndics' fees.......................          410          390          487
Subsidiary companies directors' and syndics'
fees..............................................        1,184          708        5,665
                                                    -----------   ----------    ---------
                                                    Ps.   1,917   Ps.  3,236    Ps.35,427
                                                    ===========   ==========    =========

17.   CONTRIBUTIONS TO THE SOCIAL SERVICES INSTITUTE FOR BANKING EMPLOYEES

Effective July 1, 1996, Decree No. 263/96 of the National Executive Power reduced to 1% and effective July 1, 1997 Decree No. 915/96 eliminated the 2% contribution on interest and fees that banks previously had to make to the ISSB, pursuant to article 17 of Law No. 19,322. Banco de Galicia y Buenos Aires S.A. has determined the aforementioned contributions in accordance with these regulations. The bank employee union (the "Banking Association") brought legal action calling for a stay against the National Executive Power - Ministry of Public Works and Services, with a view to having article 1 of Decree 263/96 declared null and unconstitutional, and got a favorable ruling from the Federal Court dealing with Administrative Litigation Matters, Panel I. The National Supreme Court of Justice declared out of order an extraordinary appeal made by the National Executive Branch on November 4, 1997. Therefore, the ruling in favor of the Banking Association became firm.

Although in the opinion of the legal counsel of the financial institutions this ruling is not opposable against the banks because they were not a party to the aforementioned legal action, the juridical uncertainty still subsists. In April 1998, the Bank Employees' Health Care System (OSBA) made a final claim, which was refuted from the administrative angle before OSBA, the Federal Public Revenue Authority (AFIP) and the National Social Security Administration.

Furthermore, the Banking Association brought legal action calling for a stay before the First Instance No. 5 Federal Social Security Court, and the request for a precautionary measure was granted ordering the OSBA not to bring legal actions for tax collection or make verifications on the grounds of article 17, clause f) of Law No. 19,322 until a final judgment is issued about whether this supposed claim is applicable. This latter measure is firm and was confirmed by the National Social Security Court (Panel II). In this connection, OSBA filed an extraordinary appeal with the National Supreme Court of Justice, which was dismissed by the Court on November 21, 2000.

Furthermore, OSBA has brought a legal action against all institutions in the financial system, before the Federal Court dealing with Administrative Litigation Matters, and the complaint has already been answered. The trial of the case has been ordered.

Considering that a risk exists as to the interpretations that courts may make of this dispute, the

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

Bank has agreed to a settlement regarding those disputed or doubtful rights, without this involving any recognition of rights. This settlement has been approved by the Federal Court of First Instance on Administrative Litigation Matters No. 4, in the case identified above, which will reduce the potential risk to which the Bank would be exposed if an unfavorable resolution were to be issued.

18.   BALANCES IN FOREIGN CURRENCY

The balances of assets and liabilities denominated in foreign currencies (principally in U.S. dollars) are as follows:

                                                                                      DECEMBER 31,
                                                                         --------------------------------------
                                                                                2003                2002
                                                                         ------------------  ------------------
ASSETS:
   Cash and due from banks............................................   Ps.        379,903  Ps.        285,133
   Government and corporate securities................................            2,505,881           1,682,920
   Loans..............................................................              702,501             973,397
   Other receivables resulting from financial brokerage...............            4,716,234           7,335,513
   Equity investments in other companies..............................                3,047              21,675
   Miscellaneous receivables..........................................               15,760              23,747
   Bank premises and equipment........................................               12,770              16,140
   Intangible assets..................................................                    3               1,994
   Miscellaneous assets...............................................                2,014               2,395
   In process items...................................................                1,331               7,404
                                                                         ------------------  ------------------
TOTAL ................................................................   Ps.      8,339,444  Ps.     10,350,318
                                                                         ==================  ==================
LIABILITIES:
   Deposits...........................................................   Ps.      1,656,541  Ps.      2,087,972
   Other liabilities resulting from financial brokerage...............            6,217,182           7,680,975
   Sundry liabilities.................................................               18,278              20,060
   In process items...................................................                    -               1,462
                                                                         ------------------  ------------------
TOTAL.................................................................   Ps.      7,892,001  Ps.      9,790,469
                                                                         ==================  ==================


19.   TRANSACTIONS WITH RELATED PARTIES

Grupo Galicia entered into certain transactions with controlled and equity-method subsidiaries during the fiscal years ended December 31, 2003, 2002 and 2001, with the following revenues and expenses:

                                                                        DECEMBER 31,
                                                        --------------------------------------------
                                                           2003            2002             2001
                                                        ----------      -----------     ------------
Revenues recognized..................................   Ps.  2,974      Ps.  14,513     Ps.  312,041
Expenses incurred....................................          797              944          157,733

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

20.   BREAKDOWN OF CAPTIONS INCLUDED IN THE INCOME STATEMENT

                                                                      DECEMBER 31,
                                                     ----------------------------------------------
                                                         2003             2002             2001
                                                     ------------     ------------     ------------
FINANCIAL INCOME
Interest income resulting from financial
brokerage:
Interest on structured notes...................                 -                -           81,620
Interest on purchased certificates
of deposits ...................................            11,839           38,748              249
Compensatory Bond..............................            70,340          132,691                -
Additional interest on current accounts and
special accounts with the Argentine Central
Bank...........................................             4,294           20,515                -
Other..........................................            12,190           36,024           27,417
                                                     ------------     ------------     ------------
                                                     Ps.   98,663     Ps.  227,978     Ps.  109,286
                                                     ============     ============     ============
OTHER
Premiums on reverse repos transactions.........                 -                -           48,851
Difference in quotation of gold and foreign
currency transactions..........................            12,613          380,479           46,716
Premiums on foreign currency transactions......                 -            2,420           63,727
Interest on pre-export and export financing....             7,580           22,988                -
Other..........................................             3,464            6,938            7,879
                                                     ------------     ------------     ------------
                                                     Ps.   23,657     Ps.  412,825     Ps.  167,173
                                                     ============     ============     ============
FINANCIAL EXPENSES
Interest expense resulting from financial
brokerage:
Discounts on negotiable obligations............               672            4,152           44,499
Interest on negotiable obligations.............           139,595          234,177          157,074
Interest on other liabilities resulting from
financial brokerage from other banks and
international entities.........................           200,300          414,710          232,274
                                                     ------------     ------------     ------------
                                                     Ps.  340,567     Ps.  653,039     Ps.  433,847
                                                     ============     ============     ============
OTHER INTEREST:
Interest on Central Bank loans ................                15           49,676            3,168
Interests on liquidity assistance loans .......           336,305        1,377,069           10,707
CER adjustment on Central Bank advances .......            50,442           46,973                -
Other..........................................            22,002          131,656           71,723
                                                     ------------     ------------     ------------
                                                     Ps.  408,764     Ps.1,605,374     Ps.   85,598
                                                     ============     ============     ============
OTHER:
Contributions to the deposit insurance system..            12,715           20,398           34,443
Premiums on repo transactions..................                 -          141,478           78,785
Contributions and taxes on financial income....            18,939           30,046           58,596
Difference in quotation of gold and foreign
currency.......................................           111,182                -                -
Valuation adjustment to Public Sector Loans ...           198,088                -                -
Charge for impairment of loans.................            10,511           28,325                -
Other..........................................                 -            2,796            6,251
                                                     ------------     ------------     ------------
                                                     Ps.  351,435     Ps.  223,043     Ps.  178,075
                                                     ============     ============     ============


                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)


                                                                      DECEMBER 31,
                                                     ----------------------------------------------
                                                         2003             2002             2001
                                                     ------------     ------------     ------------

INCOME FROM SERVICES
Others
Commissions on credit cards......................         126,441          142,258          300,244
Safety rental....................................           5,111            5,079            7,388
Other............................................          38,618           61,994          154,410
                                                     ------------     ------------     ------------
                                                     Ps.  170,170     Ps.  209,331     Ps.  462,042
                                                     ============     ============     ============
EXPENSES FOR SERVICES
Others
Gross revenue taxes..............................    Ps.   13,340     Ps.   17,794     Ps.   41,954
Linked with credit cards.........................          17,275           14,029           32,102
Other............................................           4,506            8,460           35,339
                                                     ------------     ------------     ------------
                                                     Ps.   35,121     Ps.   40,283     Ps.  109,395
                                                     ============     ============     ============
ADMINISTRATIVE EXPENSES
Other operating expenses
Rentals..........................................          19,577           36,532           62,499
Electricity and communications...................          27,234           42,507           70,088
Amortization of organization and development
expenses.........................................          59,547           85,025           80,722
Depreciation of bank premises and equipment......          50,542           63,357           61,660
Maintenance and repair expenses..................          22,724           26,882           45,239
Other operating expenses.........................          24,975           35,901           53,030
                                                     ------------     ------------     ------------
                                                     Ps.  204,599     Ps.  290,204     Ps.  373,238
                                                     ============     ============     ============
MISCELLANEOUS INCOME
Interest on miscellaneous receivables............           6,922           23,377          298,138
Premiums and commissions on insurance business...          44,422          183,743          171,039
Reversal of income tax provision.................               -                -          103,842
Other............................................          46,461           38,780           30,553
                                                     ------------     ------------     ------------
                                                     Ps.   97,805     Ps.  245,900     Ps.  603,572
                                                     ============     ============     ============
MISCELLANEOUS LOSSES
Claims...........................................             775            3,761           10,539
Amortization of difference re.court resolutions..          77,880                -                -
Amortization of goodwill.........................          25,963           83,598           30,205
Commissions and expenses on insurance business...          52,367           96,321          148,253
Other............................................          76,208            4,207           35,950
                                                     ------------     ------------     ------------
                                                     Ps.  233,193     Ps.  187,887     Ps.  224,947
                                                     ============     ============     ============

21.   INCOME TAXES

The income tax amounts estimated for the fiscal years ended December 31, 2003, 2002 and 2001, amounted to Ps.590, Ps.66,421 and Ps.159,052, respectively. The statutory income tax rate at December 31, 2003, 2002 and 2001 was 35%. At December 31, 2003 the Group had tax loss carryforwards in the approximate amount of Ps.3,485,806 that may reduce future year's taxable income for income tax purposes. Such tax loss carryforwards expire over in the following ten years.

At December 31, 2003, PMIT available to credit future income tax amount to Ps.50,467. Such PMIT expire over the following ten years.

22.   SHAREHOLDERS' EQUITY AND RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF
      PROFITS

The distribution of retained earnings in the form of dividends is governed by the Commercial Companies Law and Resolution No. 290/97 of the CNV. These laws oblige Grupo Galicia to

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

transfer 5% of its net income to a legal reserve until the reserve reaches on amount equal to 20% of the company's capital stock. Argentine Central Bank rules require 20% of the profits shown in the income statement plus (less) prior year adjustments to be allocated to a legal reserve. This proportion applies regardless of the ratio of the legal reserve to the capital stock.

Furthermore, as a result of the facts described in Note 1, through Resolution No. 81 dated February 8, 2002, the Argentine Central Bank established that for as long as the financial assistance owed to the Argentine Central Bank is outstanding, the Bank may not distribute dividends or any other return on capital in cash, remit profits or make payments for fees, interests or compensation related to results.

Furthermore, Argentine Central Bank Communique "A" 3574 provided for the suspension of the distribution of profits until the criteria for valuing the shareholders' equity of the Bank are defined, which include the known effects of Law No. 25,561 and supplementary provisions.

Communique "A" 3785 provides that financial institutions which receive in compensation national government bonds within the framework of Sections 28 and 29 of Decree No. 905/02, may record them at their technical value; while using this procedure, financial institutions may not distribute cash dividends, except for the amount of profits in excess of the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to legal reserve and to the reserve established by the bank's by-laws, and the same treatment will be given to those institutions which decide to exchange the compensating bonds for promissory notes issued by the national government.

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

- the inflation adjustment related to the increase in capital stock from stock distributions (adjustments to capital). The adjustment represents the effect of inflation from the stock distribution date to the end of each period, and is restated in constant pesos as of August, 31, 1995;

- the inflation adjustment related to capital stock at the beginning of each period, adjusted to constant pesos of February 28, 2003. Capital stock maintains its nominal (par) value at each balance sheet date; and

- the inflation adjustment related to the increase in capital stock from stock distributions (adjustments to capital). The adjustment represents the effect of inflation from the stock distribution date to the end of each period, and is restated to constant pesos as of February 28, 2003.

The composition of "Adjustments to Shareholders' Equity" is as follows:

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

                                                       DECEMBER         DECEMBER
                                                         2003             2002
                                                     ------------     ------------
Inflation  to:
- capital stock                                         1,314,673        1,314,673
- paid- in- capital                                        95,375           95,375
                                                        ---------        ---------
                                                        1,410,048        1,410,048

Until December 2001, the Bank has annually distributed shares of common stock to its then-current shareholders in proportion to their holdings. Such distributions of stock are characterized under Argentine law as capitalization of retained earnings and capitalization of adjustments to capital. The shareholders must approve such distributions of stock.

23.   MINIMUM CAPITAL REQUIREMENTS

The capital adequacy of Grupo Galicia is not under the supervision of the Argentine Central Bank. Grupo Galicia has a minimum capital requirement from the Commercial Companies Law of Ps.12.

Under the Argentine Central Bank regulations, the Bank is required to maintain minimum levels of capital, as defined ("minimum capital"). The minimum capital, is based upon risk-weighted assets, and the balances of Bank premises and equipment, intangible assets and unquoted equity investments. The required minimum capital and the Bank's capital calculated under Argentine Central Bank requirements were as follows:

                                                                                  SHAREHOLDERS' EQUITY AS
                                  MINIMUM CAPITAL         SHAREHOLDERS' EQUITY    A % OF MINIMUM CAPITAL
                                -------------------       --------------------    ----------------------
December 31, 2003.............  Ps.               -       Ps.               -                         -
December 31, 2002 ............                    -                         -                         -
December 31, 2001 ............            1,879,896                 2,675,371                    142.31

As of December 31, 2003 and 2002, the Argentine Central Bank had suspended the regulation requiring minimum levels of capital.

As called for by Argentine Central Bank Communique "A" 3986, effective January 2004, financial institutions were to comply with regulations on minimum capital which had been suspended until that time. That Communique provided that effective January 2004, an "alpha 1 " coefficient was to be applied to temporarily reduce the minimum capital requirement to cover credit risk attaching to holdings in investment accounts and financing granted to the national non-financial public sector until May 31, 2003. It also provided for the application of an "alpha 2" coefficient effective January 2004, to temporarily reduce the minimum capital requirement to cover interest rate risk.

A non-material breach of regulations on spreading and rating of credit risk was detected, which would have resulted in a higher minimum capital ratio being required to cover credit risk had the Argentine Central Bank not suspended the regulation requiring minimum levels of capital.

As of January, 2004 the Bank was in compliance with the regulation requiring minimum levels of capital.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

24.   EARNINGS PER SHARE

Stock distributions (see note 22 and 32) were declared to shareholders in 2001. Accordingly, all common share data include the effects of such distributions. Earnings per share are based upon the weighted average of common shares outstanding in the amount of 1,092,407 shares of Grupo Galicia common stock for the years ended December 31, 2003, 2002 and 2001 of Grupo Galicia.

Earnings per share for the 3 years ended December 31, 2003, 2002 and 2001 are (0.199), (1.347) and 0.242, respectively.

At December 31, 2003, 2002 and 2001, there were no convertible subordinated negotiable obligations outstanding and therefore for the purposes of calculating earnings per share Grupo Galicia had a simple capital structure.

25.   CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Pursuant to its Communique "A" 2337, the Argentine Central Bank established rules for applying the deposit insurance system and the way of settling the related contributions. Furthermore, the National Executive Branch through Decree No.1127/98 dated September 24, 1998, extended this insurance system to cover demand deposits and time deposits of up to Ps.30 stated either in pesos or in foreign currency. This system does not cover the deposits made by financial institutions (including the time deposit certificates acquired through a secondary transaction), the deposits made by persons related to the Bank, either directly or indirectly, deposits of securities, acceptances or guarantees and those set up after July 1, 1995 at an interest rate exceeding the one that the Argentine Central Bank regularly establishes based on a daily survey conducted by it. Nor does this system cover deposits whose ownership has been acquired through endorsement and placement, which offer incentives in addition to the interest rate. The system has been implemented through the creation of the Deposit Insurance Fund, which is managed by a company called Seguros de Depositos S.A. (SEDESA). The shareholders of SEDESA are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to said fund.

Through Communique "A" 3068, the Argentine Central Bank reduced the normal contribution to the Deposit Insurance Fund, which amounted to 0.03%, to 0.015%, provided that the financial institution arranges with SEDESA 36-month loans, to be earmarked for the Deposit Insurance Fund. Interest on these loans has been determined on the basis of the yield obtained by the aforesaid Fund on its placements.

As of September 2000, Argentine Central Bank Communique "A" 3153 eliminated the above-mentioned loan and the normal contribution of 0.015% on items comprised in the calculation basis remained in force. As of December 2001, Argentine Central Bank Communique "A" 3358 resolved to increase the contribution to 0.03%.

The Bank recognized contributions amounting to Ps.12,715, Ps.20,398 and Ps.34,443 for the fiscal years ended December 31, 2003, 2002 and 2001, respectively, under the account captioned "Financial Expenses - Contribution to the Deposit Insurance System".

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

26.   EMPLOYEE BENEFIT PLANS

Neither the Bank nor its subsidiaries maintain pension plans for their personnel. The Bank is obligated to pay employer contributions to the National Pension Plan System, determined on the basis of the total monthly payroll.

These expenses aggregated Ps.16,152, Ps.17,021 and Ps.37,578 for the fiscal years ended December 31, 2003, 2002 and 2001, respectively.

On November 19, 2001, the beneficiaries of the Galicia 2004 Trust were designated, as stipulated in the "Framework Trust Agreement" signed on November 4, 1999, to implement an incentive program in favor of certain executives of the Bank and its controlled or related companies. Of the total amount of Ps.4,000 transferred to the trustee by the Galicia 2004 Trust, which were used for the purchase of shares of Grupo Financiero Galicia S.A., 855,442 shares and 189,116 ADSs were acquired. The amount transferred has been expensed as incurred.

Shares and ADS of 855,442 and 28,046.60 respectively, were awarded to certain executives. 3,400 ADSs that were not awarded returned to the trustor. The remaining balance of 157,669.40 ADSs was used to create the Galicia 2005 Trust.

On June 15,2003, the Galicia 2004 Trust was terminated in advance, the shares and ADSs having been delivered to the beneficiaries designated.

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)


                                                                            DECEMBER 31,
                                                           -----------------------------------------------
                                                              2003             2002              2001
                                                           -----------     -------------     -------------
INTEREST INCOME:
Interest and fees on loans (*) ......................      Ps. 968,086     Ps. 4,419,516     Ps. 3,212,789
Interest and dividends on investment securities:
Tax-exempt...........................................           32,504              (232)          211,852
Interest on interest bearing deposits with
other banks .........................................               68             2,370            63,735
Interest on other receivables from financial
brokerage ...........................................           93,060           598,868           213,156
Interest on securities and foreign exchange
purchased under agreements to resell ................                -                 -            48,851
Government securities and other trading gains, net ..          243,850           298,868            65,668
                                                           -----------     -------------     -------------
Total interest income ...............................        1,337,568         5,319,390         3,816,051
                                                           -----------     -------------     -------------
INTEREST EXPENSE
Interest on deposits ................................          263,760         1,361,237         1,479,498
Interest on securities sold under agreements
to repurchase .......................................                -           141,478            79,116
Interest on short-term liabilities from
financial intermediation ............................          417,644         1,461,699           179,523
Interest on long-term liabilities from
financial intermediation ............................          468,658         1,361,668           287,236
Monetary Loss from financial intermediation .........           14,506         1,437,745                 -
                                                           -----------     -------------     -------------
Total interest expense ..............................        1,164,568         5,763,827         2,025,373
                                                           -----------     -------------     -------------
Net interest income /(expense) ......................          173,000          (444,437)        1,790,678
                                                           -----------     -------------     -------------
Allowance for loan losses Net .......................         (168,277)        1,615,246           938,616
                                                           -----------     -------------     -------------
Net interest income /(expense) after provision
for loan losses .....................................          341,277        (2,059,683)          852,062
                                                           -----------     -------------     -------------

(*) Includes adjustments of the consumer price index

                                                                 DECEMBER 31,
                                               --------------------------------------------------
                                                   2003               2002              2001
                                               --------------   ----------------   --------------
NON-INTEREST INCOME:
Service charges on deposit accounts..........  Ps.     68,048   Ps.       91,257   Ps.    182,300
Credit card service charges and fees.........         194,483            190,497          300,136
Other commissions............................         206,327            240,418          621,145
Income from equity in other companies........               -                  -           34,958
Premiums and commissions on insurance
business.....................................          44,422            183,743          171,039
Foreign currency position compensation.......               -          1,370,034                -
Other........................................         206,165            362,589          269,794
Monetary gain (loss) on other transactions...          (3,517)          (163,090)               -
                                               --------------   ----------------   --------------

Total non-interest income....................  Ps.    715,928   Ps.    2,275,448   Ps.  1,579,372
                                               --------------   ----------------   --------------
NON-INTEREST EXPENSE:
Commissions..................................          54,063            117,764          172,139
Salaries and social security charges.........         198,288            436,324          597,357
Fees and external administrative services....          63,077             84,629          131,956
Depreciation of bank premises and equipment..          50,542             63,357           61,660
Personnel services...........................          15,665             22,573           54,598
Rentals......................................          19,577             36,532           62,499
Electricity and communications...............          27,234             42,507           70,088
Advertising and publicity....................          20,020             15,369           54,531
Taxes........................................          74,825            126,099          219,967
Amortization of organization and
development expenses.........................          59,547             85,025           80,722
Loss from equity in other companies..........          22,570             51,971                -
Maintenance and repair expenses..............          22,724             26,882           45,239
Minority interest............................           9,586           (269,572)          22,159
Commissions and expenses on insurance
business.....................................          59,725            103,391          148,253
Amortization of "Amparo claims"..............          77,880                  -                -
Other Provisions and reserves................         308,081            441,949           39,226
Other........................................         190,354            257,056          247,448
Monetary result from operating expenses......             (84)           (21,001)               -
                                               --------------   ----------------   --------------

Total non-interest expense...................  Ps.  1,273,674   Ps.    1,620,855   Ps.  2,007,842
                                               --------------   ----------------   --------------
Income before tax expense....................        (216,469)        (1,405,090)         423,592
Income tax expense...........................            (590)           (66,421)        (159,052)
                                               --------------   ----------------   --------------
Net income ..................................  Ps.   (217,059)  Ps.   (1,471,511)  Ps.    264,540
                                               ==============   ================   ==============

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)


Argentine Central Bank rules also require certain classifications of assets and liabilities which are different from those required by Article 9. The following balance sheet presents Grupo Galicia's balance sheet at December 31, 2003 and 2002 as if they had followed Article 9 balance sheet disclosure requirements.


                                                                     DECEMBER 31,
                                                       ---------------------------------------
                                                              2003                  2002
                                                       ------------------     ----------------
ASSETS:
   Cash and due from banks..........................   Ps.        836,010     Ps.      594,031
   Interest-bearing deposits in other banks.........              172,360              158,273
   Trading account assets...........................              328,754               35,471
   Available for sale securities....................            7,086,882            3,097,787
   Loans............................................            8,566,310           12,252,843
   Allowances for loan losses.......................           (1,183,726)          (1,687,303)
   Fixed assets.....................................              517,532              570,475
   Compensatory and hedge bonds to be received......            4,629,595            7,098,505
   Other assets.....................................            2,156,089            2,069,128
                                                       ------------------     ----------------
        Total assets................................   Ps.     23,109,806     Ps.   24,189,210
                                                       ==================     ================

LIABILITIES AND SHAREHOLDERS' EQUITY:
   Deposits.........................................   Ps.      5,520,610     Ps.    5,161,638
   Short-term borrowing.............................            1,376,354            6,601,209
   Other liabilities................................            2,222,993            2,013,988
   Long-term debt...................................           12,016,700            8,355,373
   Commitments and contingent liabilities...........              414,875              334,559
   Minority interest in Consolidated Subsidiaries...               95,937               83,806
   Common stock.....................................            1,092,407            1,092,407
   Other shareholders' equity.......................              369,930              546,230
                                                       ------------------     ----------------
        Total liabilities and shareholders' equity..   Ps.     23,109,806     Ps.   24,189,210
                                                       ==================     ================

The carrying value and market value of each classification of available-for-sale securities in the Article 9 balance sheet, were as follows.

                                                   DECEMBER 31, 2003                                DECEMBER 31, 2002
                                   -----------------------------------------------  -----------------------------------------------
                                                       UNREALIZED                                       UNREALIZED
                                   CARRYING VALUE  GAINS/(LOSSES)(3)  MARKET VALUE  CARRYING VALUE  GAINS/(LOSSES)(3)  MARKET VALUE
                                   --------------  -----------------  ------------- --------------  -----------------  ------------
Argentine External Bills (1)...    Ps.    875,138  Ps.             -  Ps.  496,142  Ps.    979,451  Ps.             -  Ps.  979,451
BODEN 2012 - Compensatory
Bond...........................         1,609,982            113,076     1,036,640         693,471            (20,307)      291,451
Fiscal Credit Certificate (2)..            78,575                  -        78,575         106,336                  -       106,336
BODEN  2012....................                 -                  -             -           4,539             (1,129)        3,410
BOGAR..........................         3,473,661            244,724     2,116,497                                  -
GalTrust I.....................           646,143           (134,657)      254,835         686,160              6,888       436,397
Other securities...............           403,383                  -       403,383         627,830                  -       627,830
                                   --------------  -----------------  ------------  --------------  -----------------  ------------
       TOTAL...................    Ps.  7,086,882  Ps.       223,143  Ps.4,386,072  Ps.  3,097,787  Ps.       (14,548) Ps.2,444,875
                                   ==============  =================  ============  ==============  =================  ============

(1) As of December 31, 2002, these instruments can be used to repay taxes, including value-added tax.

(2) These instruments can be used to repay taxes, including value-added tax

(3) For U.S. GAAP purposes losses considered to be other than temporary or fluctuation in the exchange rates of US dollar available for sale securities were charged to income statement and the quotation differences were recognized as unrealized gain / (losses) in the other comprehensive income.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)



The maturities at December 31, 2003 of the government securities available-for-sale and the GalTrust I, securities included in the Article 9 balance sheet were as follows:

                                                                       DECEMBER 31, 2003
                              ---------------------------------------------------------------------------------------------------
                                                                                MATURING AFTER   MATURING AFTER
                                                   Past       MATURING WITHIN    1 YEAR BUT        5 YEARS BUT     MATURING AFTER
                              CARRYING VALUE   Due/callable       1 YEAR        WITHIN 5 YEARS   WITHIN 10 YEARS      10 YEARS
                              --------------   ------------   ---------------   --------------   ---------------   --------------
Argentine External
Bills ......................  Ps.    875,138        875,138   Ps.           -   Ps.          -   Ps.           -   Ps.          -
BODEN 2012 - Compensatory
Bond .......................       1,609,982              -            48,424          780,779           780,779                -
Fiscal Credit
Certificate ................          78,575              -            78,575                -                 -                -
GalTrust I .................         646,143              -                 -          118,891           214,519          312,733
BOGAR ......................       3,473,661              -                 -          639,154         1,153,255        1,681,252
Other securities ...........         403,383              -           403,383                -                 -                -
                              --------------        -------   ---------------   --------------   ---------------   --------------
TOTAL ......................  Ps.  7,086,882        875,138   Ps.     530,382   Ps.  1,538,824   Ps.   2,148,553   Ps.  1,993,985
                              ==============        =======   ===============   ==============   ===============   ==============

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)



                                                                                       DECEMBER 31,
                                                                       ---------------------------------------------
                                                                           2003            2002            2001
                                                                       -------------   -------------   -------------
Total revenues:(*)
   Republic of Argentina ............................................  Ps. 2,608,884   Ps. 6,082,083   Ps. 5,119,784
   Republic of Uruguay ..............................................        213,318         355,327         213,580
   U.S.A ............................................................              -         173,887         138,637
   Grand Cayman Island ..............................................         10,704          (6,194)            855
   United Kingdom ...................................................              -               -             183
Net income (loss), net of monetary effects allocable to each country:
   Republic of Argentina ............................................       (137,834)     (1,475,844)        292,826
   Republic of Uruguay ..............................................        (63,380)        (75,584)        (35,786)
   U.S.A ............................................................              -         128,900          56,930
   Grand Cayman Island ..............................................        (15,845)        (48,983)        (47,610)
   United Kingdom ...................................................              -               -          (1,820)
Total assets:
   Republic of Argentina ............................................     21,931,206      22,402,237      23,891,523
   Republic of Uruguay ..............................................        908,137       1,302,557       2,875,250
   U.S.A ............................................................              -          15,724       1,106,533
   Grand Cayman Island ..............................................         55,322         184,000             749
   United Kingdom ...................................................              -               -           3,572
Fixed assets
   Republic of Argentina ............................................        504,742         554,335         611,626
   Republic of Uruguay ..............................................         12,790          16,140          11,958
   U.S.A ............................................................              -               -             619
   United Kingdom ...................................................              -               -              91
Miscellaneous assets
   Republic of Argentina ............................................        156,084         182,367         231,676
   Republic of Uruguay ..............................................          2,014           2,395           1,624
Goodwill
   Republic of Argentina ............................................        139,681         168,719         273,897
   Republic of Uruguay ..............................................              -           1,665           4,742
Other intangible assets
   Republic of Argentina ............................................        587,373         151,235         217,311
   Republic of Uruguay ..............................................              3             329             456
   U.S.A ............................................................              -               -           1,137
   Grand Cayman Island ..............................................              -               -               4
Geographical segment assets as a percentage of total assets
   Republic of Argentina ............................................          95.79%          93.71%          85.70%
   Republic of Uruguay ..............................................           3.97%           5.45%          10.31%
   U.S.A ............................................................              -            0.07%           3.97%
   Grand Cayman Island/United Kingdom ...............................           0.24%           0.77%           0.02%

(*) The caption Revenues includes financial income, income from services and miscellaneous income.

29.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank has been party to financial instruments with off-balance sheet risk in the normal course of its business to meet the financing needs of its customers. These instruments expose the Bank to credit risk above and beyond the amounts recorded in the consolidated balance sheets. These financial instruments include commitments to extend credit, standby letters of credit, guarantees granted and acceptances. Guarantees granted are surety guarantees in connection with transactions between two parties.

The Bank uses the same credit policies in making commitments, conditional obligations and guarantees as it does for granting loans. In the opinion of management, the Bank's outstanding commitments and guarantees do not represent unusual credit risk.

The Bank's exposure to credit loss in the event of non-performance by the counterparty to the financial instrument for commitments to extend credit, standby letters of credit, guarantees granted and acceptances is represented by the contractual notional amount of those investments.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

A summary of the credit exposure related to these items is shown below:

                                        DECEMBER 31,
                                   ----------------------
                                      2003        2002
                                   ----------  ----------
Commitments to extend credit ...  Ps. 220,913 Ps. 171,041
Standby letters of credit ......       10,925      49,011
Guarantees granted .............      234,416     270,940
Acceptances ....................       22,354     105,760

Commitments to extend credit are agreements to lend to a customer at a future date, subject to the meeting of the contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent actual future cash requirements of the Bank. The Bank evaluates each customer's creditworthiness on a case-by-case basis. In addition to the above commitment, at December 31, 2003 and 2002 the available purchase limits for credit card holders amounted to Ps.2,675,142 and Ps.1,103,310, respectively.

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

The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees. These financial customer guarantees are classified, by type, as follows:

                                         DECEMBER 31,
                                   ----------------------
                                      2003        2002
                                   ----------  ----------
Preferred counter guarantees..     Ps. 53,563  Ps. 152,648
Other counter guarantees .....         97,676       44,071

The Bank accounts for checks drawn on it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time as the related item clears or is accepted. In management's opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process were as follows:

                                                          DECEMBER 31,
                                                    ------------------------
                                                        2003        2002
                                                    -----------  -----------
Checks drawn on the Bank .............              Ps. 109,164  Ps.  78,463
Checks drawn on the other Bank .......                  162,396      128,348
Bills and other items for collection..                  326,994      273,963

As regards the fiduciary risk, during the fiscal year 2000, the Bank was appointed as trustee under four trust agreements to guarantee compliance with the obligations arising from different contracts between the parties.

At December 31, 2003 and 2002 the trust funds amounted to Ps.72,832 and Ps.77,175, respectively.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

In addition, the Bank has securities in custody, mainly related to its activity as mutual fund depositary institution. At December 31, 2003 and 2002, these securities amounted to Ps.5,412,706 and Ps.6,478,044, respectively.

30.   DERIVATIVE FINANCIAL INSTRUMENTS

At December 31, 2003 and 2002 the options bought and sold were recorded at their exercise price in memorandum accounts. The premiums collected and/or paid have been accrued on a straight-line basis over the life of the contract.

                                         MEMORANDUM ACCOUNTS           FAIR VALUE
                                      ------------------------  -------------------------
                                            DECEMBER 31,              DECEMBER 31,
                                      ------------------------  -------------------------
                                         2003         2002         2003          2002
                                      -----------  -----------  -----------  ------------
Option contracts:
Written call options                  Ps.       -  Ps.  11,966  Ps.       -  Ps.   11,966
Written put options (1)                   165,411            -       69,668             -
Purchased call options                          -        2,521            -         2,521

(1) As established by Section 4, subsect. a and Section 6 of Decree No. 1836/02 and Argentine Central Bank Communique "A" 3828, in view of the "Exchange of deposits with the financial system II", the Bank granted an option to sell coupons to the holders of restructured deposits certificates who had opted to receive BODEN 2013, BODEN 2006, BODEN 2012 or BODEN 2005 in lieu of payment of those certificates.

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

The exercise price will be equal to that resulting from converting to pesos the face value of each coupon in US dollars at a rate of Ps.1.40 per US dollar adjusted by applying the CER, which arises from comparing the index at February 3, 2002 to that corresponding to the due date of the coupon. That value shall in no case exceed the principal and interest amounts in pesos resulting from applying the face value of the coupon in US dollars at the buying exchange rate quoted by Banco de la Nacion Argentina (Banco Nacion) on the payment date of that coupon.

31.   DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Accounting Standards No. 107 ("SFAS") "Disclosures about Fair Value of Financial Instruments" requires disclosures of estimates of fair value of financial instruments. These estimates were made at the end of December 2003 and 2002. Because many of the Bank's financial instruments do not have a ready trading market from which to determine fair value, the disclosures are based upon significant estimates regarding economic and current market conditions and risk characteristics. Such estimates are subjective and involve matters of judgment and, therefore, are not precise and may not be reasonably comparable to estimates of fair value for similar instruments made by other financial institutions.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

The estimated fair values do not include the value of assets and liabilities not considered financial instruments.

In order to determine the fair value, cash flows were discounted for each category or group of loans having similar characteristics, based on credit risk, guarantees and/or maturities, using rates offered for similar loans by the Bank at December 31, 2003 and 2002, respectively.

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

                                                                  2003                          2002
                                                      ----------------------------  ----------------------------
                                                       Book Value     Fair Value      Book Value    Fair Value
                                                      -------------  -------------  -------------  -------------
      DERIVATIVE ACTIVITIES: (SEE NOTE 30)
Assets .............................................  Ps.         -  Ps.         -  Ps.         -  Ps.         -
Liabilities ........................................              -              -              -              -

            NON DERIVATIVE ACTIVITIES:

Assets:
Cash and due from banks (1) ........................  Ps.   826,150  Ps.   826,150  Ps.   576,838  Ps.   576,838
Government securities (2)
     Trading .......................................        327,911        327,911          4,725          4,725
     Unlisted Securities ...........................         86,227         86,227        149,239        149,239
     Investment ....................................      2,485,120      1,532,782      1,672,922      1,270,901
Loans (3) ..........................................     10,983,757      8,551,264     10,682,163      8,055,776
Compensatory and hedge Bond to be received (4) .....      4,629,595      2,980,996      7,098,505      3,090,739
Others (5) .........................................      1,838,660      1,307,585      2,390,496      2,072,648

Liabilities:
Deposits (6) .......................................  Ps. 5,583,991  Ps. 5,183,739  Ps. 5,209,360  Ps. 4,430,129
Other liabilities resulting from financial
Intermediation :
Argentine Central Bank (7) .........................      8,132,902      5,804,241      8,132,792      7,652,655
Banks and international entities and Loans from
Domestic Financial Institutions (8) ................      3,149,989      1,308,103      7,100,825      2,575,397
Negotiable obligations (9) .........................      2,565,520      2,150,256              -              -

Others (10) ........................................      1,251,010      1,123,042      1,137,351      1,137,350

The following is a description of the estimating techniques applied:

      (1) CASH AND DUE FROM BANKS: By definition, cash and due from banks are short-term and do not possess credit loss risk. The carrying values at December 31, 2003 and 2002 are a reasonable estimate of fair value.

      (2) GOVERNMENT SECURITIES: Government securities held for trading purposes and government securities available for sale are carried at fair value. The fair value of the Bank's government securities held for investment have been estimated using the quoted market value. The book values at December 31, 2003 and 2002 of bonds such as Fiscal Credit Certificate, are a reasonable estimates their respective fair values.

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

      (4) COMPENSATORY AND HEDGE BONDS TO BE RECEIVED: in connection with estimating the fair value of the compensatory bonds, the Bank used quoted market values.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

      (5) OTHERS: Includes other receivables from financial brokerage and equity investments in other companies. A majority of the items included under "Other Receivables from Financial Brokerage" are short-term in nature and do not possess significant risk although the fair value of the forward purchases of government securities held for investment purposes is the quoted market value of the underlying government securities. Also included under this caption are the Galtrust I debt securities and trust certificates. Equity investments in companies where significant influence is exercised are not within the scope of SFAS No. 107. Equity investments in other companies are carried at market value less costs to sell. The book value of unquoted equity securities is believed by management to approximate fair value. Also, includes compensation for the application of the CER/CVS. The fair value of the bonds to be received have been estimated using the quoted market value.

      (6) DEPOSITS: The fair value of deposit liabilities on demand and savings account deposits is similar to its book value. The fair value of term deposits was estimated at the expected future cash flows discounted at the estimated market rates at year-end, following management's expectations.

      (7) ARGENTINE CENTRAL BANK: At December 31, 2003 and 2002 "Argentine Central Bank" includes the advance to be requested to the Argentine Central Bank for the subscription of the hedge bond. At December 31, 2002, includes Argentine Central Bank's short term loans for liquidity support which where restructured during 2003. At December 31, 2003, this caption included the restructured Argentine Central Bank loans for liquidity support. The fair value was estimated at the expected future cash flows discounted at the estimated market rates at year-end.

      (8)   BANKS AND INTERNATIONAL ENTITIES AND LOANS FROM DOMESTIC FINANCIAL
            INSTITUTIONS: Includes credit lines borrowed under different credit arrangements from local and foreign entities. These lines of credit were being restructured as of December 31, 2003. Where a market exists in the Bank's debt, the quoted market prices have been taken as a best estimate of fair value. When no quoted market prices are available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

      (9) NEGOTIABLE OBLIGATIONS: The fair value of the negotiable obligations were determined based on quoted market prices. When no quoted market prices are available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.


      (10) OTHERS: Includes other liabilities resulting from financial brokerage the carrying values of which at December 31, 2003 are a reasonable estimate of fair value. As of December 31, 2002, also includes the New York branch debt securities which fair value was determined based upon a discounted cash flow, applying estimated current market rates for the remaining terms of the debt securities.

32.   CASH DIVIDENDS

On March 15, 2001, the shareholders of Grupo Galicia approved a cash dividend of Ps.71,369.

Argentine Central Bank Communique "A" 3785 dated October 29, 2002 restricted the distribution of cash dividends. Such rule establishes that the Bank should adjust its earnings to be distributed as cash dividends with the difference between the market value and the carrying value of the compensatory and hedge bonds after netting the legal reserve and other reserves established by the Bank's by-laws.( see note 22)

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)

33. PREFERRED LIABILITIES OF THE FORMER BANCO ALMAFUERTE COOP. LTDO., BANCO MENDOZA S.A. AND BANCO MERCOBANK S.A.

Former Banco Almafuerte Coop. Ltdo

During the years ended June 30, 1999, 2000 and December 31, 2000 and 2001, the Bank acquired certain interest in a trust sponsored by SEDESA, the Argentine deposit insurance authority. The trust holds the assets of three failed Argentine banks. The Bank acquired the interests in exchange for the assumption of the deposit liabilities of the failed banks. The Bank's interest in the trust consists of preferred certificates A, and subordinated certificates C, whose payments are guaranteed by SEDESA. At December 31, 2003 and 2002, trust certificates were recorded at an amount of Ps.20,144 and Ps.22,236, respectively, in the consolidated financial statements.

Furthermore, a fund was created for a total amount of US$266,667 to which Banco de Galicia y Buenos Aires S.A. contributed 45%, US$120,000. This fund, which as of December 31, 2003 amounted to Ps.245,595 due to its conversion into pesos as established by Decree 471, may be computable for meeting the Minimum Liquidity Requirements, as authorized by the Argentine Central Bank. At December 31, 2002, it amounted to Ps.172,381.

Former Banco Mendoza S.A.

On May 11, 1999, a special fund was set up by Banco de Galicia y Buenos Aires S.A., Banco de la Nacion Argentina, HSBC Bank Argentina S.A., BBV Banco Frances S.A. and Banco Credicoop Cooperativo Limitado, as authorized by the Argentine Central Bank's Board of Directors in points 10 and 13 of its Resolution N(degree) 179 dated April 16, 1999. This fund was created for a total amount of US$470,000; Banco de Galicia y Buenos Aires S.A. contributed 10.64%, US$50,000.

On December 19, 2003 the above-mentioned fund was terminated, the Bank receiving secured loans for Ps.95,167, Treasury Bills in US dollars due March 15, 2002 for Ps.818 and the remainder in cash. At the end of the same period of the previous year, the fund totaled Ps.71,685.

Former Banco Mercobank S.A

On January 5, 2001, the Bank assumed certain preferred liabilities corresponding to 3 (three) branches of the former Banco Mercobank S.A.-

This transaction was conducted under the terms of the "Transfer Contract" and the "DIAGONAL Trust Agreement" signed by and between the former Banco Mercobank S.A., Banco de Galicia y Buenos Aires S.A. and other institutions which took part in the process involving the assumption of the liabilities of the above mentioned bank, as called for by resolution No. 19 adopted by the Board of Directors of the Argentine Central Bank on January 5, 2001, within the framework of article 35 bis, section II, clauses a) and b) of the Financial Institutions Law. As a counterpart, the Bank has received an interest in the class A certificate of the DIAGONAL Trust (consisting of certain assets pertaining to the former Banco Mercobank S.A.) and payments from SEDESA. As of December 31, 2003, the amount of that interest, net of provisions, was Ps.1,449. At the end of the same period of the previous year, it amounted to Ps.1,676.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)


34.   TRUST ACTIVITIES

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

As of December 31, 2003 and 2002, those securities were held in the Bank's portfolio for Ps.646,143 and Ps.686,160, respectively.

"GALTRUST II, III, IV AND V" INDIVIDUAL FINANCIAL TRUSTS

At the meeting held on December 6, 2001, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved the creation of the Universal Program for the Securitization of Loans for the issue of debt securities and/or certificates of participation in Galtrust Financial Trusts. This program was approved by the National Securities Commission ("the CNV") through its resolution No. 13,334 dated April 6, 2000, for a face value of up to US$ 1,000,000 thousand (the "Program") and authorized the Bank's participation as originator, trustor and manager of that program.

The trustee of the trusts is First Trust of New York, National Association, through its permanent representation in Argentina. Four financial trusts, "Galtrust II, III, IV and V - Letras Hipotecarias", were set up under the above-mentioned program and Certificates of Participation and Debt Securities were issued under those trusts.

In December 2001, the Bank transferred the trust ownership of mortgage loans amounting to Ps.525,839 to the Galtrust II, III, IV and V - Letras Hipotecarias.

The Bank subscribed Certificates of Participation for a face value of Ps.136,839 thousand, in which it had a 100% interest and the remaining Class A and Class B Debt Securities were subscribed for by the Bank .

As December 26, 2002 the Galtrust III and IV financial trusts were terminated.

As of December 31, 2003 and 2002, the Bank held Certificates of Participation and Debt Securities in its portfolio for Ps.68,772 and Ps.82,150, respectively.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)


GALICIA MORTGAGE LOANS AND SECURED LOANS TRUSTS

As part of the implementation of the Galicia Capitalization and Liquidity Plan, during April 2002, the "Galicia Mortgage Loans Financial Trust" was created, under which mortgage loans for Ps.312,774 were transferred, receiving in exchange Ps.234,580 in cash and certificates of participation for Ps.78,194. The trustee is ABN AMRO Bank Argentine Branch, along with thirteen domestic financial institutions acting as subscribers. In addition, the Bank has guaranteed the loans transfered to this trust.

The Secured Loans Trust has been created and the parties involved are Banco de la Provincia de Buenos Aires as beneficiary and BAPRO Mandatos y Negocios S.A., as trustee. Under this Trust, secured loans for Ps.108,000 were transferred and Ps.81,000 in cash and certificates of participation for Ps.27,000 were received in exchange. As of December 31, 2003 the amounts of the participation certificates in "Galicia Mortgage Loans Financial Trust" were Ps.118,396 and the participation certificates of the "Secured Loans Trust" were Ps.40,494.

35.   REGIONAL CREDIT CARD COMPANIES

Tarjetas Regionales S.A. is a holding company, which as of December 31, 2001, was wholly owned by Grupo Financiero Galicia S.A. through its subsidiaries Banco Galicia Uruguay S.A. and Banco de Galicia y Buenos Aires S.A.

The December 31, 2003 financial statements of Tarjetas Regionales S.A., which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with those of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Tarjeta Comfiar S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.

The percentages directly held in those companies' capital stock are as follows:

                                                  December 2003  December 2002
Tarjetas Cuyanas S.A.                                 60%             60%
Tarjetas del Mar S.A.                                100%            100%
Tarjeta Naranja S.A.                                  80%             80%
Tarjeta Comfiar S.A.                                  60%             60%

The percentages indirectly held in those companies' capital stock through the controlled entity Tarjeta Naranja S.A. are as follows:

Tarjeta Comfiar S.A.                                   32%           32%

In addition, Tarjeta Naranja S.A. financial statements have been consolidated with the financial statements of Cobranzas Regionales S.A., in which it holds 66.4% of voting stock. Furthermore, Tarjeta Comfiar S.A. and Tarjetas Cuyanas S.A. hold a 21.3% and 12.3% interest in that company's capital stock and voting rights.

- Tarjetas Cuyanas S.A.:

On May 23 and October 31, 2002, that company entered into two agreements for the redemption of its Negotiable Obligations through the issue of debt certificates.

At the end of the year ended December 31, 2003, holders of negotiable obligations adhered to the exchange of negotiable obligations for debt certificates in the amount of approximately US$5,000 and US$1,450, respectively, the residual value amounting to US$2,880 at year end. As of

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                   (Expressed in thousands of Argentine pesos)


December 31, 2003, the Company has valued these debts at approximately Ps. 6,459, a figure obtained by applying the present value method to the future discounted cash flows, as established by CNV Resolution No. 434/03.

For purposes of applying the valuation method mentioned above, Tarjetas Cuyanas S.A. has taken as a premise for the agreement entered into on May 23, 2002 a nominal annual discount rate of 11% and a cash flow made up of 5% of the monthly collections of receivables derived from the use of credit cards for a term of 8 years, counted as from the earlier of June 1, 2002 or until the full amortization of the subscribed certificates, and for the agreement entered into on October 31, 2002, a nominal annual discount rate of 11% and a cash flow made up of 1.75% of the monthly collections of receivables derived from the use of credit cards for a term of 7 years and 7 months, counted as from the earlier of November 1, 2002 or until the full amortization of the subscribed certificates.

The above-mentioned cash flows are made up of:

a) receivables derived from the use of credit cards;

b) consumer loans granted by the Company to the holders of credit cards issued it; and

c) refinancing of receivables mentioned in a) and b).

As a result of the above-mentioned transactions and of certain payments made, Tarjetas Cuyanas S.A. records due and payable negotiable obligations which amount to approximately US$ 3,337 as of December 31, 2003, of which US$ 3,180 are in the hands of the minority shareholders, with whom the issuance of a new series in pesos is being negotiated for a term of one year, converting the nominal values due at a conversion rate of $1.9 per US dollar. As of December 31, 2003, Tarjetas Cuyanas S.A. had valued this debt at approximately Ps. 6,268 which represent the redemption value estimated by the management of Tarjetas Cuyanas S.A. on the basis of the negotiations carried out so far. If this debt were to be valued at the free US dollar exchange rate, an additional loss of approximately Ps. 3,523 would be generated at year end. The maximum risk attaching to the situations described above in relation to the financial statemwnts of Tarjetas Regionales S.A. and Banco de Galicia y Buenos Aires S.A. amounts to approximately Ps. 2,114.

- Tarjetas del Mar S.A.:

As of December 31, 2003, the debt certificates issued by Tarjetas del Mar S.A. and accepted by most holders of obligations in order to redeem negotiable obligations amounted to US$ 15,000 (face value).

The operation schedule proposed is the following: (i) Tarjetas del Mar S.A. issues a debt certificate for US$15,000, payable within 10 years in 10 annual and consecutive installments; (ii) Tarjetas del Mar S.A. exchanges with Banco de Galicia (Cayman Branch) its own debt certificate for a certificate issued by Tarjeta Naranja S.A., which is held by that subsidiary; and (iii) Tarjetas del Mar S.A. offers the holders of its Negotiable Obligations to exchange them for the debt certificate issued by Tarjeta Naranja S.A. The Argentine Central Bank has not made any observations in relation to this procedure, concerning matters within its field of competence.

As of December 31, 2003, the balance of the Global Negotiable Obligation Program issued by Tarjetas del Mar S.A., which continue to be due and payable is equivalent to an amount of US$ 842. Tarjetas del Mar S.A.'s Board of Directors has valued the negotiable obligations as of December 31, 2003 as follows: US$ 662 (face value) at the exchange rate of US$1 = Ps.1, plus CER, and US$ 180 (face value) at the exchange rate of US$1 = Ps.1.40. If all the due and payable negotiable obligations as of December 31, 2003 were to be valued at the

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)


free US dollar exchange rate, an additional loss of approximately Ps. 1,251 would be generated as of year end.

The maximum risk attaching to the situations described above in relation to the financial statements of Tarjetas Regionales S.A. and Banco de Galicia y Buenos Aires S.A. amounts to approximately Ps. 1,251.

- Tarjeta Comfiar S.A.:

On August 4, 2003 Tarjeta Comfiar S.A. requested from the CNV and the Buenos Aires Stock Exchange the delisting from the public offering regime and the revocation of the approval of the short and medium-term Global Negotiable Obligation Issue Program for up to US$ 50,000, as it was not this company's intention to issue new negotiable obligations and it had no outstanding negotiable obligations.

The Buenos Aires Stock Exchange revoked the approval of the mentioned global program through a letter dated August 8, 2003 and the CNV authorized the delisting from the public offering regime through Resolution No. 14619 dated September 11, 2003

As of December 31, 2003, its liabilities for negotiable obligations have been settled.

- Tarjeta Naranja S.A.:

On May 23, 2002, the Tarjeta Naranja S.A. executed two agreements for the redemption of negotiable obligations and the issuance of debt certificates in US dollars secured by a trust. As of December 31, 2003, holders of negotiable obligations had adhered to this agreement in the amount of US$ 69,577, the residual value of those negotiable obligations amounting to US$ 46,028 at year end, due to amortization for the year.

The debt certificates have been valued by determining the present value of the cash flow involved, converted at the exchange rate prevailing on the transaction date, assuming a discount rate equivalent to an annual effective rate of 11% as a premise. The application of the present value method to this financial debt, recommended by Technical Pronouncement No. 17 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Province of Cordoba, results in US$ 42,300 which, valued at the year-end exchange rate represents Ps. 123,940 (including principal and accrued interest.

The overdue balance of the Global Negotiable Obligation Program not collected by their holders as of December 31, 2003 amounts to US$ 1,954.

In view of the Tarjeta Naranja S.A.'s expectations for the method of redemption of these obligations, either by means of the adherence to the agreement or by redeeming them in cash, such obligations have been valued as follows: 50%, that is US$ 977, are expected to be redeemed in cash applying the US$1=$1 exchange rate, plus CER, and the remaining 50% is expected to be exchanged for debt securities, so they were valued applying the same procedure as that described above for debt certificates, a present value of US$ 896 being determined which, applying the exchange rate in force at year end, represents a liability of Ps. 2,626. If all the due and payable negotiable obligations amounting to US$ 1,954 as of December 31, 2003 were to be valued applying the free US dollar exchange rate, an additional loss of approximately Ps. 1,676 would be generated at year end.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)

The maximum risk attaching to the situations described above, which could have an impact on the consolidated financial statements of Tarjetas Regionales and Banco de Galicia y Buenos Aires S.A., amounts to approximately Ps. 1,341.

On February 6, 2003 the Board of Directors of Tarjeta Naranja S.A. approved the issuance of Debt Certificates secured by a Trust Series II for US$ 15,000 with similar characteristics to the Agreement entered into on May 23, 2002 for the redemption of negotiable obligations Series XXVII. On February 7, 2003 that Agreement was entered into and fully subscribed. This debt is being settled in monthly installments with 1% of collections since February 1, 2003, over 8 years counted as from the earlier of that date or until the full amortization of the certificates subscribed.

At year end, the residual value of those certificates amounted to US$ 11,350.

Those debt certificates were valued by determining the present value of the discounted cash flows, converted at year-end exchange rate assuming a discount rate equivalent to an annual effective rate of 11% as a premise. The application of the present value method to this financial debt, established by Technical Pronouncement No. 17 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Province of Cordoba, results in a present value of US$ 10,286 (principal) and US$ 19 (interest) which, valued at year-end exchange rate represents a principal amount of Ps. 30,137 plus interest for Ps. 56.

- Restructuring of the debt held by the credit card companies with Banco de Galicia y Buenos Aires S.A.:

On June 26, 2003, the minority shareholders of Tarjeta Naranja S.A. undertook to make an irrevocable contribution of Ps. 5,000 subject to the conditions precedent that the majority shareholder makes an irrevocable contribution of Ps. 20,000 under the same conditions and agrees with Banco Galicia y Buenos Aires S.A. to restructure the liabilities held with that entity. On July 18, 2003, Tarjeta Naranja S.A. paid Banco de Galicia y Buenos Aires S.A. all interest accrued at that date on the bank debt of Ps. 80,000. This debt fell due on February 12, 2003.

On August 4, 2003, Banco de Galicia y Buenos Aires S.A. approved the restructuring of Tarjetas Cuyanas S.A.'s financial debt of Ps. 10,000. The conditions for restructuring this financial debt are the following: a term of one year, interest payable at the Survey rate established by the Argentine Central Bank , plus an annual rate of 2%. At year end, the balance, net of early settlements, amounted to Ps. 9,175.

On January 15, 2004 the Argentine Central Bank was informed and made no observations on the proposal for the restructuring of the financial liabilities. of Tarjeta Naranja S.A., Tarjeta Comfiar S.A., merged into Tarjeta Naranja S.A. as from January 1, 2004, and Tarjetas del Mar S.A. held with Banco de Galicia y Buenos Aires S.A. Such proposal is subject to the merger between Tarjeta Naranja S.A. and Tarjetas del Mar S.A., a corporate reorganization that must be dealt with and approved by the respective Meetings of Shareholders and consummated before June 30, 2004.

On January 28, 2004 the Meeting of Shareholders and the Board of Directors of Tarjeta Naranja S.A. approved the "Debt Restructuring Plan", consisting of the renegotiation of the terms and conditions of the outstanding debt with Banco de Galicia y Buenos Aires S.A. and Banco de

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)


Galicia y Buenos Aires S.A. - Cayman Branch and the acceptance of irrevocable contributions for Ps. 25,000. This Plan is summarized as follows:

Debt for Series XXVII negotiable obligations for US$ 8,842 plus interest: the proposal to make irrevocable contributions for Ps. 25,000 on account of future subscriptions of shares submitted by Banco de Galicia y Buenos Aires S.A. and the minority shareholders of Tarjeta Naranja S.A. was accepted. The balance will be fully repaid by Tarjeta Naranja S.A..

Tarjeta Naranja S.A. issued peso-denominated Debt Securities ("TD") for Ps. 167,000 secured by a Trust, payable over a maximum term of six years and a half, with monthly amortization of principal and monthly interest payments on balances due, at an adjusted Survey Rate improved by 2 % ("Trust III"). The trust guarantee is the higher of 2 % of the monthly cash flows of Tarjeta Naranja S.A., or 1.28205% of the face value of TD plus interest.

Tarjeta Naranja S.A. transfered the TD to a new trust ("Trust IV"), which issued two Certificates of Participation ("TP"), one "TP A" for Ps. 100,000 and another "TP B" for Ps. 67,000. The method of servicing under this Trust IV is subject to the same conditions as those stipulated under Trust III.

The "TP A" will be exchanged for past due and outstanding loans granted by Banco de Galicia y Buenos Aires S.A. to Tarjeta Naranja S.A. and Tarjeta Comfiar S.A. (already merged into Tarjeta Naranja S.A.) for Ps. 100,000 (including principal and interest on both loans).

The debt of US$ 22,423 plus interest held by Tarjeta Comfiar S.A. (already merged into Tarjeta Naranja S.A.) with Banco de Galicia y Buenos Aires S.A. - Cayman Branch was settled as follows: i) Banco de Galicia y Buenos Aires S.A. granted Tarjeta Naranja S.A., a peso-denominated loan for Ps. 67,000, and ii) the balance will be fully repaid by Tarjeta Naranja S.A..

This Ps. 67,000 loan granted to Tarjeta Naranja S.A. was repaid to Banco de Galicia y Buenos Aires S.A. through the delivery of "TP B".

At the same time, Tarjetas del Mar S.A. restructured its debt with Banco de Galicia y Buenos Aires S.A and Banco de Galicia y Buenos Aires S.A - Cayman Branch, an outstanding debt of around Ps. 12,000 continuing to be held by Banco de Galicia y Buenos Aires S.A. after an irrevocable capital contribution of Ps. 51,000 has been made. As part of this agreement, Tarjeta Naranja S.A. and Tarjetas del Mar S.A. will jointly and severally assume the commitment to repay the debt.

On September 15, 2003, the Board of Directors of Tarjeta Comfiar S.A. and Tarjeta Naranja S.A. signed a preliminary merger agreement involving the two companies, whereby Tarjeta Comfiar S.A. would merge into Tarjeta Naranja S.A.. Under this agreement, as from January 1, 2004 these companies shall jointly conduct the corporate business to take greater advantage of existing resources. The Preliminary Merger Agreement was approved by the Extraordinary Meetings of Shareholders of the two companies held on October 2, 2003.

The Final Merger Agreement was signed on November 14, 2003. Since that date, the Board of Directors of Tarjeta Naranja S.A. has assumed responsibility for the administration and representation of Tarjeta Comfiar S.A..

As a result of the merger process mentioned above, effective January 1, 2004 Tarjeta Naranja S.A. absorbed Tarjeta Comfiar S.A., which was dissolved without being liquidated to continue with the business activities carried out by it until that time under the name of Tarjeta Naranja S.A.,

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)


under the preliminary merger agreement, assuming all contingent rights and obligations of the merged company.

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

Insurance: includes the results of Grupo Galicia's equity interest in the insurance companies. At December 31, 2003 and 2002, Grupo Galicia maintained, through its subsidiary Sudamericana Holding S.A., controlling interests in Galicia Vida Compania de Seguros S.A., Galicia Retiro Compania de Seguros S.A., Instituto de Salta Seguros de Vida S.A., Galicia Patrimoniales Compania de Seguros S.A., Sudamericana Asesores de Seguros S.A. and Medigap Salud S.A.

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

Regional credit card companies: includes the results of the Bank's equity interests in the regional credit card companies. At December 31, 2003 and 2002, the Bank maintained, through its subsidiary Tarjetas Regionales S.A., controlling interests in Tarjeta Naranja S.A. (80%) in the province of Cordoba, Tarjetas Cuyanas S.A. (60%) in the province of Mendoza, Tarjeta Comfiar (92%) in the Province of Santa Fe, and Tarjetas del Mar (100% in 2003 and 2002, respectively) in the Province of Buenos Aires.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)


International: the results of operations conducted through Banco Galicia Uruguay S.A., Banco de Galicia (Cayman) Ltd., the New York and Cayman branches, except for the operations carried out with customers located in some of the regions mentioned above.

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)

The Group evaluates segment performance based on net income. The table below shows the segment information for continuing operations for the fiscal years ended December 31, 2003, 2002 and 2001:

                                  GRUPO GALICIA

                                                  Buenos Aires    Rest of the
                                       Grupo      Metropolitan     Country                    Regional Credit   Interna-
 YEAR ENDED DECEMBER 31, 2003:        Galicia       Branches       Branches     Head Office       Cards         tional
--------------------------------      -------     ------------    ----------    -----------   ---------------  ---------
Net Financial Income                  (18,124)        60,872         49,962       (341,395)        55,456        186,504
Net Income from Services                    -        135,074         73,412         48,472        159,514            482
Provision for Loan Losses                   -         55,148         48,268        (40,434)        35,954        186,100
Monetary Results                       (1,126)             -              -        (13,257)             -              -
Operating Income                      (19,250)       140,798         75,106       (265,746)       179,016            886
Operating Expenses                      4,766        192,973        133,007         81,445        102,301         30,971
Monetary results of operating
 expenses                                   1              -              -             83              -              -
Other Income (Loss)                     3,885         12,858         13,079        267,023         (4,467)        65,707
Monetary results of other income            8              -              -          9,103           (592)           (16)
Minority Interest                           -              -              -              -        (22,219)         1,162
Pre-tax Income                        (20,122)       (39,317)       (44,822)       (70,982)        49,437         36,768
Income tax provision                       17              -              -              -              -              -
Net Income                            (20,139)       (39,317)       (44,822)       (70,982)        49,437         36,768
Foreign currency position
 compensation
 Net Income as a
 Percentage of Consolidated Net
 Income                                     9%            18%            21%            32%           (23%)          (17%)
Average Loans                               -        941,002        976,312        488,360        429,504      1,132,046
Average Deposits                            -      1,805,663      1,286,810      1,321,546              -        806,981

                                                                                               Overhead
                                                                                                 and
                                  Other Financial  Other Equity     Insurance  Other Group's  Corporate     Consolidated
 YEAR ENDED DECEMBER 31, 2003:       Businesses    Investments      Business    Businesses    Adjustments      Total
--------------------------------  ---------------  ------------     ---------  -------------  -----------   ------------
Net Financial Income                   (3,313)              -         33,226        (672)       156,522        179,038
Net Income from Services                2,053               -         (3,103)      3,985        (58,490)       361,399
Provision for Loan Losses               1,392               -              -           -              -        286,428
Monetary Results                         (123)              -              -           -              -        (14,506)
Operating Income                       (2,775)              -         30,123       3,313         98,032        239,503
Operating Expenses                      4,529               -         15,564       5,226         (7,418)       563,364
Monetary results of operating
 expenses                                   -               -              -           -              -             84
Other Income (Loss)                   (23,378)        (11,958)       (10,203)     (3,632)      (188,503)       120,411
Monetary results of other income         (376)              -        (11,673)         29              -         (3,517)
Minority Interest                          34               -              1           -         11,436         (9,586)
Pre-tax Income                        (31,024)        (11,958)        (7,316)     (5,516)       (71,617)      (216,469)
Income tax provision                        -               -            573           -              -            590
Net Income                            (31,024)        (11,958)        (7,889)     (5,516)       (71,617)      (217,059)
Foreign currency position
 compensation
 Net Income as a
 Percentage of Consolidated Net
 Income                                    14%              6%             4%          3%            33%           100%
Average Loans                               -               -              -           -              -      3,967,224
Average Deposits                            -               -              -           -        (11,268)     5,209,732

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)

                                                Buenos Aires   Rest of the
                                    Grupo       Metropolitan     Country                    Regional Credit    Interna-
 YEAR ENDED DECEMBER 31, 2002:     Galicia       Branches        Branches    Head Office        Cards           tional
--------------------------------   --------     ------------    ----------   -----------    ---------------    ---------
Net Financial Income                206,275          69,959         80,291     1,964,187          (17,248)    (1,521,688)
Net Income from Services                 (2)        149,467         83,456        (3,341)         143,045         (2,485)
Provision for Loan Losses                 -         238,834        249,845       822,151          105,770        231,942
Monetary Results                   (168,482)              -              -    (1,252,484)               -              -
Operating Income                     37,791         (19,408)       (86,098)     (113,789)          20,027     (1,756,115)
Operating Expenses                    7,130         198,983        140,679       380,298          113,537         74,834
Monetary results of
 operating Expenses                     229           5,608          3,964        11,200                -              -
Other Income (Loss)                  (2,817)          6,972          7,586      (607,376)         (57,631)       (88,348)
Monetary Results of other
 Income                                 403           1,579          1,479       115,919         (261,875)        (2,128)
Minority Interest                         -               -              -             -           77,089         73,033
Pre-tax Income                       28,476        (204,332)      (213,748)     (974,344)        (335,927)    (1,848,392)
Income tax provision                 59,244               -              -             -              397            685
Net Income                          (30,768)       (204,232)      (213,748)     (974,344)        (336,324)    (1,849,077)
Absorption of Losses                      -               -              -             -                -              -
Net Income                          (30,768)       (204,232)      (213,748)     (974,344)        (336,324)    (1,849,077)
Net Income as a percentage of
 Consolidated Net Income                  1%              7%             8%           34%              12%            65%
Average Loans                             -       1,825,997      1,698,762     9,186,731          315,175      2,235,743
Average Deposits                          -       2,068,766      1,399,324     3,200,220                -      2,289,351

                                                                                                    Overhead
                                                                                                       and
                                 Other Financial  Other Equity     Insurance     Other Group's      Corporate       Consolidated
YEAR ENDED DECEMBER 31, 2002:       Businesses     Investments      Business       Businesses      Adjustments          Total
------------------------------   ---------------  ------------     ---------     -------------     -----------      ------------
Net Financial Income                    7,379              -         (45,179)         1,338           491,952          1,237,266
Net Income from Services                8,294              -          (5,639)         5,308            (2,717)           375,386
Provision for Loan Losses                  34              -               -              -                 -          1,648,576
Monetary Results                      (16,779)             -               -              -                 -         (1,437,745)
Operating Income                       (1,140)             -         (50,818)         6,646           489,235         (1,473,669)
Operating Expenses                     10,614              -          23,093          7,452            (9,106)           947,514
Monetary results of
 operating Expenses                         -              -               -              -                 -             21,001
Other Income (Loss)                    12,413        (51,143)         86,400         (4,636)          217,156           (481,424)
Monetary Results of other
 Income                                (1,336)             -         (14,703)        (2,428)                -           (163,090)
Minority Interest                        (133)             -              19              -           119,564            269,572
Pre-tax Income                           (810)       (51,143)         (2,195)        (7,870)          835,061         (2,775,124)
Income tax provision                    5,448              -               -            647                 -             66,421
Net Income                             (6,258)       (51,143)         (2,195)        (8,517)          835,061         (2,841,545)
Absorption of Losses                        -              -               -              -         1,370,034          1,370,034
Net Income                             (6,258)       (51,143)         (2,195)        (8,517)        2,205,095         (1,471,511)
Net Income as a percentage of
 Consolidated Net Income                    -              2%              -              -               (29%)              100%
Average Loans                               -              -               -              -                 -         15,262,408
Average Deposits                            -              -               -              -           (84,856)         8,872,805

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)

                                                Buenos Aires   Rest of the
                                    Grupo       Metropolitan     Country                    Regional Credit    Interna-
 YEAR ENDED DECEMBER 31, 2001:     Galicia       Branches        Branches    Head Office        Cards           tional
--------------------------------   --------     ------------    ----------   -----------    ---------------    ---------
Net Financial Income                  1,177         475,432       301,543       806,448          111,355         147,720
Net Income from Services                 (4)        315,989       172,652        94,182          311,368          19,473
Provision for Loan Losses                 -         213,374       178,814       440,309          151,415          24,602
Operating Income                      1,173         578,047       295,381       460,321          271,308         142,591
Operating Expenses                    7,465         498,500       339,456       167,312          253,871          76,697
Other Income (Loss)                  (2,170)         29,493        50,009        22,037             (180)         22,005
Minority Interest                         -               -             -             -           (4,383)          3,975
Pre-tax Income                       (8,462)        109,040         5,934       315,046           12,874          91,874
Income tax provision                      -          44,408         2,416       128,306           21,994           2,126
Net Income                           (8,462)         64,632         3,518       186,740           (9,120)         89,748
Net Income as a percentage of
 Consolidated Net Income                 (3%)            24%            1%           71%              (4%)            34%
Average Loans                             -       4,024,465     3,655,436     9,146,485          932,477       2,243,302

Average Deposits                          -       7,943,033     5,010,525     4,570,454                -       1,187,852

                                                                                                    Overhead
                                                                                                       and
                                 Other Financial  Other Equity     Insurance     Other Group's      Corporate       Consolidated
YEAR ENDED DECEMBER 31, 2001:       Businesses     Investments      Business       Businesses      Adjustments          Total
------------------------------   ---------------  ------------     ---------     -------------     -----------      ------------
Net Financial Income                     (634)             -          10,572            308          (393,254)         1,460,667
Net Income from Services               43,913              -         (10,251)         4,618            (9,237)           942,703
Provision for Loan Losses                   -              -               -              -                 -          1,008,514
Operating Income                       43,279              -             321          4,926          (402,491)         1,394,856
Operating Expenses                     29,672              -          20,486          6,104           (29,574)         1,369,989
Other Income (Loss)                     5,341         (3,281)         20,450           (531)          277,711            420,884
Minority Interest                        (249)             -             (99)            42           (21,445)           (22,159)
Pre-tax Income                         18,699         (3,281)            186         (1,667)         (116,651)           423,592
Income tax provision                    3,561              -               -            483           (44,242)           159,052
Net Income                             15,138         (3,281)            186         (2,150)          (72,409)           264,540
Net Income as a percentage of
 Consolidated Net Income                    6%            (1%)             -             (1%)             (27%)              100%
Average Loans                               -              -               -              -                 -         20,002,165

Average Deposits                            -              -               -              -           (98,627)        18,613,237

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)

37. SUBSEQUENT EVENTS

- On January 30, 2004, the Argentine Central Bank released Communique "A" 4084 establishing a change of criterion for the valuation of assets delivered to the public sector.

The most significant changes include the treatment applicable to assets delivered as collateral for advances granted by the Argentine Central Bank for the subscription of the bonds envisaged in sections 10, 11 and 12 of Decree No. 905/02. At the Bank's option, these assets may be excluded from the treatment foreseen in Communique "A" 3911 described in Note 2. In this case, those assets are to be recorded at the value admitted for purposes of the creation of guarantees, under the terms of section 15 of the above-mentioned Decree and Argentine Central Bank Communiques "A" 3717 and "A" 3756.

Communique "A" 4084 also contemplates that effective January 2004 past due and unpaid instruments issued by the public sector are to be recorded at the lower of the carrying value at March 31, 2004 or the value resulting from applying to the face value of those instruments, net of retirements or of those converted into tax options, as the case may be, the lower percentage resulting from applying the net present value method to promissory notes and bonds issued by the Fiduciary Fund for Provincial Development.

It has also been established that interest accrued since December 2001 on the public debt instruments eligible for the sovereign debt restructuring agreement must be derecognized.

The Bank has opted to value the assets used as collateral detailed below at the value admitted for purposes of providing the collateral.

1) 579,902 (face value) secured bonds (BOGAR), issued within the framework of Decree No. 1579/02 offered as collateral for the advance to be requested from the Argentine Central Bank for the subscription of the hedge bond mentioned in
Note 1 and the exchange of deposits with the financial system, as established by Decree No. 1836/2002;

2) 153,331 Series 75 (VBY4) Argentine Republic External Notes (face value) at Badlar rate, and 127,141 Series 74 (VEY4) Argentine Republic External Notes (face value) at Survey rate, offered as collateral for the advance to be requested from the Argentine Central Bank for the subscription of the hedge bond

The analysis performed by the Bank showed that the adjustment mentioned in the fourth paragraph of this Note, established in section 5 of Communique "A" 4084, is not applicable for purposes of estimating the effects on the valuation of the instruments mentioned in point 2) above.

- On January 2, 2004, the Ordinary and Extraordinary Meeting of Shareholders of Grupo Financiero Galicia S. A. resolved to approve a capital increase for up to Ps. 149,000, taking it to Ps.1,241,407 under the terms of section 188, paragraph 2, of the Commercial Companies Law. This capital increase was intended for the acquisition or receipt as a contribution of subordinated negotiable obligations for up to US$ 100,000, or other debt securities to be issued by Banco de Galicia y Buenos Aires S.A., or other instruments representing receivables from the Bank, to be issued in exchange for the latter's due and payable debt under the terms of the restructuring of the foreign debt carried out by Banco de Galicia y Buenos Aires S.A.

To make the Bank's foreign debt restructuring possible, the Group approved a capital increase through the issuance of up to 149 million preferred shares, each of them mandatorily convertible into one of class

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)

B shares on May 13, 2004, the first anniversary date of issuance (or, if earlier, on the occurrence of a change of control of Grupo Galicia). As a result of the exercises made by the existing shareholders in the preemptive rights offering, creditors opting for the equity participation offer received 87.8 million preferred shares and US$ 30 million in cash and the Group received approximately US$100 million of subordinated bonds in exchange for those shares and cash. The controlling shareholders assigned part of their preemptive and accretion rights to a trust established for the benefit of the Bank's creditors.

On May 18, 2004, the date of expiration of the period established for the CER/CVS compensation, the Bank did not request to participate in such compensation regime and made a new presentation before the Ministry of Economy and the Argentine Central Bank, restating its right to be compensated for the negative effects of the asymmetric indexation and formally challenging Resolution No. 302/04 of the Ministry of Economy.

The Bank settled the restructuring of its foreign debt, on May 18, 2004 (See note 1 - Situation of the Bank).

- As of May 18, 2004, maturities of the restructured debt of the Bank's head office in Argentina and its cayman branch were as follows:

2004..........................................................  Ps.    45,145
2005..........................................................         32,246
2006..........................................................        145,212
2007..........................................................        290,425
2008..........................................................        290,425
2009..........................................................        290,425
Thereafter....................................................      2,697,805
                                                                -------------
                                                                Ps. 3,791,683
                                                                =============

38. DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK RULES AND PROFESSIONAL ACCOUNTING STANDARDS

The Group's accounting policies and financial statement presentation generally conform to the rules prescribed by the Argentine Central Bank which prescribes the reporting and disclosure policies for all banks in Argentina.

These rules differ in certain respects from generally accepted accounting principles in Argentina ("Argentine GAAP"). The rules of the Argentine Central Bank allow for certain of the Bank's investments in government securities to be carried at amortized cost, whereas Argentine GAAP, applicable to enterprises in general, requires such securities to be accounted for at market value.

Effective January 1, 2003 the Consejo Profesional de Ciencias Economicas de la Ciudad Autonoma de Buenos Aires (CPCECABA) issued Technical Pronouncements No. 16 to 21 and amended Technical Pronouncements No. 4 to 11 and No. 14. Those new and amended pronouncements resulted in new differences between Argentine Central Bank accounting rules and Argentine GAAP.

INVESTMENT SECURITIES

As of December 31, 2003 and 2002, the Group hads classified as investment securities, the portion of its BODEN 2012, received in compensation from the Argentine Central Bank. These securities are recorded at technical value and increased on the basis of interest accrued under the relative terms and conditions, and the balance in foreign currency is converted into pesos at the reference exchange rate published by the Argentine Central Bank on the last business day of the fiscal year. Under Argentine GAAP applicable

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)

to enterprises in general, these securities should be marked to market with the resulting gain or loss reflected in the income statement. There has been limited activity in the trading of these securities and as such, the quoted market values may not represent the price of an actual sale between a willing buyer and a willing seller.

COMPENSATION TO BE RECEIVED FROM THE NATIONAL GOVERNMENT

As of December 31, 2003, the Group has accounted for BODEN 2012, recognizing the right to receive in compensation from the Argentine Central Bank, as "Compensation to be Received from the National Government," under "Other Receivables Resulting from Financial Brokerage". These assets are recorded at technical value increased on the basis of interest accrued under the relative terms and conditions, and the balance in foreign currency is converted into pesos at the exchange rate published by the Argentine Central Bank on the last business day of the fiscal year. In accordance with Law 25796, the Bank has recorded the estimated amount of the compensation for the negative effects on their equity derived from the application of the CER to deposits originally denominated in foreign currency and converted to pesos, and from the application of the CVS to certain loans under "Other Receivables Resulting from Financial Brokerage". The Bank has recorded the estimated amount of the asset to be received at technical value increased on the basis of interest accrued under the relative terms and conditions. Under Argentine GAAP,these assets should be accounted for at the market value of the securities to be received with the resulting gain or loss reflected in the income statement. There has been limited activity in the trading of these securities and as such, the quoted market values may not represent the price of an actual sale between a willing buyer and a willing seller.

SECURED LOANS

On November 6, 2001, the Group presented its offer in connection with the exchange of Argentine government securities for secured loans, as established by Decree No. 1387/01 issued by the Argentine government. The inception value of the secured loans was determined taking into account the exchange ratio established by the Ministry of Economy (face value plus interest accrued until November 6, 2001, less coupons receivable until November 30, 2001), whereas the securities delivered in exchange were written off at their book value, net of the servicing of principal and interest receivable between November 6 and 30, 2001. Under Argentine GAAP, that exchange should be accounted for at the market value of the securities exchanged with the resulting gain or loss reflected in the income statement.(see description in note 2.3)

ACCOUNTING DISCLOSURE OF EFFECTS GENERATED BY COURT DECISIONS ON DEPOSITS

As of December 31, 2003, Grupo Financiero Galicia carries an asset for Ps. 166,218 (original value of US$ 192,799 net of accumulated amortization of US$ 26,580) under "Intangible assets - Organization and development expenses", for the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25,561, Decree No. 214/02 and complementary rules, as established by Argentine Central Bank Communique "A" 3916, which is being amortized over 60 months. Under professional accounting standards, such asset is to be recorded as a receivable and valued on the basis of the best estimate of the amount recoverable.

CONVERSION OF FINANCIAL STATEMENTS

The conversion to pesos of the financial statements of foreign branches for purposes of consolidation with the Bank's financial statements differs from applicable professional accounting standards (Technical Pronouncement No. 18). These standards require that:

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)

(a) the measurements in the financial statements to be converted to pesos that are stated in year-end foreign currency (current values, recoverable values) be converted at the balance sheet date exchange rate; and that

(b) the measurements in the financial statements to be converted to pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the pertinent historical exchange rates, restated in year-end currency, when it is so required due to the application of Technical Pronouncement No. 17. Exchange differences arising from conversion of the financial statements will be treated as financial income or expence, as the case may be.

The application of this criterion, with the exception of point (a) above does not have a significant impact on the Bank's financial statements.

ALLOWANCE FOR LOAN LOSSES - NON-FINANCIAL PUBLIC SECTOR

Under Argentine Central Bank rules, banks must maintain reserves for loan losses in an amount appropriate to cover the risks underlying each bank, with exception to the public sector. Under Argentine GAAP, these loans should be provisioned according to the risk underlying this portfolio.

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

The differences below do not include the reversal of the adjustments to the financial statements for the effects of inflation required under Argentine Banking GAAP, as the application of inflation accounting represents a comprehensive measure of the effects of price level changes in the Argentine economy and as such, is considered a more meaningful presentation than historical-based financial reporting for U.S. GAAP purposes.

a. INCOME TAX

Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and therefore income taxes are recognized on the basis of amounts due in accordance with Argentine tax regulations. This method was applied to Banco Galicia. However, the Group and the Group's non-bank subsidiaries applied the deferred income tax method. As a result, the Group's non-bank subsidiaries recognized a deferred tax asset.

For the purposes of U.S. GAAP reporting, the Group applies SFAS No. 109 "Accounting for Income Taxes". Under this method, income taxes are recognized based on the liability method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax bases of the Group's assets and liabilities. Deferred tax assets are recognized if it is more likely than not that such assets will be realized.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)

Deferred tax assets (liabilities) are summarized as follows:

                                                                                  DECEMBER 31, 2003
                                                                 ----------------------------------------------------
                                                                   SFAS 109
                                                                  applied to     SFAS 109 applied
                                                                Argentine GAAP     to U.S. GAAP
                                                                   balances         adjustments          SFAS 109
                                                                --------------   ----------------     ---------------
Deferred tax assets
Allowance for loan losses - private sector....................          3,526             (21,029)            (17,503)
Allowance for loan losses - public sector.....................              -             611,965             611,965
Compensation and hedge bonds..................................       (881,190)            892,732              11,542
Impairment of intangible assets...............................              -               3,773               3,773
Liabilities...................................................         (7,911)                  -              (7,911)
Impairment of real estate properties..........................              -              23,016              23,016
Loss carry forward............................................        886,519                   -             886,519
Provision for contingencies...................................        161,210                   -             161,210
Other.........................................................        (11,756)            149,214             137,458
                                                                 ------------     ---------------     ---------------
Total gross deferred tax assets...............................   Ps.  150,398     Ps.   1,659,671     Ps.   1,810,069
Deferred tax liabilities:
Depreciation of fixed assets..................................   Ps.   18,891     Ps.           -     Ps.      18,891
Amortization of intangible assets.............................         25,508              (2,776)             22,732
                                                                 ------------     ---------------     ---------------
Total gross deferred tax liabilities..........................   Ps    44,399     Ps.      (2,776)    Ps.      41,623
                                                                 ------------     ---------------     ---------------
Net deferred income tax asset before valuation allowance .....   Ps.  194,797     Ps    1,656,895     Ps.   1,851,692
                                                                 ------------     ---------------     ---------------
Valuation allowance ..........................................       (156,445)         (1,656,895)         (1,813,340)
                                                                 ------------     ---------------     ---------------
Net deferred income tax.......................................   Ps.   38,352     Ps.           -     Ps.      38,352
                                                                 ------------     ---------------     ---------------

                                                                                  DECEMBER 31, 2002
                                                                 ----------------------------------------------------
                                                                   SFAS 109
                                                                  applied to     SFAS 109 applied
                                                                Argentine GAAP     to U.S. GAAP
                                                                   balances         adjustments          SFAS 109
                                                                --------------   ----------------     ---------------
Deferred tax assets
Allowance for loan losses - private sector....................        294,369             (16,728)            277,641
Allowance for loan losses - public sector.....................              -             527,363             527,363
Compensation and hedge bonds..................................     (1,271,222)          1,472,173             200,951
Impairment of intangible assets...............................              -              10,888              10,888
Impairment of fixed assets and foreclosed assets..............              -              23,504              23,504
Liabilities...................................................         35,291                   -              35,291
Provision for contingencies...................................        128,941                   -             128,941
Other.........................................................         (9,321)             15,561               6,240
Loss carry forward............................................      1,230,668                   -           1,230,668
                                                                 ------------     ---------------     ---------------
Total gross deferred tax assets...............................   Ps.  408,726     Ps.   2,032,761     Ps.   2,441,487
Deferred tax liabilities:
Depreciation of fixed assets..................................   Ps.   (1,612)    Ps.           -     Ps.      (1,612)
Amortization of intangible assets ............................         (2,657)                (78)             (2,735)
Foreign exchange loss ........................................        (54,132)                  -             (54,132)
                                                                 ------------     ---------------     ---------------
Total gross deferred tax liabilities..........................   Ps.  (58,401)    Ps.         (78)    Ps.     (58,479)
                                                                 ------------     ---------------     ---------------
Net deferred income tax asset before valuation allowance .....   Ps.  350,325     Ps.   2,032,683     Ps.   2,383,008
                                                                 ------------     ---------------     ---------------
Valuation allowance...........................................       (404,457)         (2,032,683)         (2,437,140)
                                                                 ------------     ---------------     ---------------
Net deferred income tax.......................................   Ps.  (54,132)    Ps.           -     Ps.     (54,132)
                                                                 ------------     ---------------     ---------------

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)

                                                                                  DECEMBER 31, 2001
                                                                -----------------------------------------------------
                                                                   SFAS 109
                                                                  applied to     SFAS 109 applied
                                                                Argentine GAAP     to U.S. GAAP
                                                                   balances         adjustments          SFAS 109
                                                                --------------   ----------------     ---------------
Deferred tax assets
Allowance for loan losses - private sector....................        102,410             337,946             440,356
Allowance for loan losses - public sector.....................              -           2,157,267           2,157,267
Amortization of intangible assets                                       9,274              37,291              46,565
Impairment of intangible assets...............................              -              34,493              34,493
Allowance for equity in other companies.......................              -              23,175              23,175
Foreign exchange loss.........................................              -             598,296             598,296
Liabilities...................................................         15,406                   -              15,406
Provision for contingencies...................................         23,132                   -              23,132
Other.........................................................         20,304              (1,665)             18,639
Loss carry forward............................................        235,471                   -             235,471
                                                                 ------------     ---------------     ---------------
Total gross deferred tax assets...............................   Ps.  405,997     Ps.   3,186,803     Ps.   3,592,800
Deferred tax liabilities:
Investments...................................................   Ps.  (51,889)    Ps.      57,534     Ps.       5,645
Depreciation of fixed assets..................................        (16,202)                  -             (16,202)
                                                                 ------------     ---------------     ---------------
Total gross deferred tax liabilities..........................   Ps.  (68,091)    Ps.      57,534     Ps.     (10,557)
                                                                 ------------     ---------------     ---------------
Net deferred income tax asset before valuation allowance .....   Ps.  337,906     Ps.   3,244,337     Ps.   3,582,243
                                                                 ------------     ---------------     ---------------
Valuation allowance...........................................       (337,906)         (3,244,337)         (3,582,243)
                                                                 ------------     ---------------     ---------------
Net deferred income tax.......................................   Ps.        -     Ps.           -     Ps.           -
                                                                 ------------     ---------------     ---------------

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax, calculated on the basis of U.S. GAAP for the years ended December 31, 2003, 2002 and 2001.

                                                                                       DECEMBER 31,
                                                                      ----------------------------------------------
                                                                          2003            2002              2001
                                                                      ------------    -------------    -------------
Statutory income tax rate..........................................            35%              35%              35%
Tax provision computed by applying the statutory rate to the
  income before taxation calculated in accordance with U .S. GAAP..   Ps.  242,530    Ps.   171,120    Ps.(2,948,886)
Tax exempt income..................................................       (827,978)      (1,249,801)        (469,426)
Reversal of deferred income taxes under U.S. GAAP..................              -                -            9,049
Reversal of deferred tax set-up under Argentine GAAP...............              -                -           44,869
Valuation allowance (1)............................................        623,800        1,145,103        3,582,243
Other..............................................................              -                -           (4,880)
                                                                      ------------    -------------    -------------
Actual tax provision under U.S. GAAP...............................   Ps.   38,352     Ps.   66,422    Ps.   212,969
                                                                      ============    =============    =============

(1) Valuation Allowance: For the years ended 2002 and 2001, there was substantial doubt of the Group's ability to continue as a going concern. For the year ended 2003 the Group had significant accumulated tax losses and uncertainties with respect to the generation of taxable income in the near term. This situation constitutes significant negative evidence under FAS 109 as to the realizability of deferred tax assets and thus, a valuation allowance would be required for all deferred tax assets that are not assured of realization by either (1) carryback to prior years or (2) reversal of existing taxable temporary differences. For the years 2002 and 2001 the Group provided a full reserve of its deferred tax assets after netting the future reversal of temporary differences. Based on the Argentine Income Tax Law there

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)

are no provisions that allow the Company to carryback tax losses to prior years. For the year ended 2003, the deferred tax asset of the credit card issuing companies was not reserved due to the fact that those companies had started generating income tax. Following the same principle above mentioned, the Group fully reserved its PMIT carryforward.

b. COMMISSIONS ON LOANS

Under Argentine Banking GAAP, the Bank does not defer certain loan origination costs relating to credit cards. In accordance with U.S. GAAP under SFAS 91, loan origination fees net of certain direct loan origination costs should be recognized over the life of the loan as an adjustment of yield.

c. INTANGIBLE ASSETS

Included in organization and development costs of the Bank are costs for compensation and severance payments to Bank employees as part of restructurings. These items are being amortized over 60 months. For U.S. GAAP purposes, these costs are expensed as incurred.

The Bank amortizes deferred expenses for setting up branches over the related lease agreements, a maximum of 60 months. Subsequent to the year ended June 30, 1999, in accordance with SOP 98-5 effective for fiscal years beginning after December 15, 1998, such start-up costs should be expensed as incurred.

Goodwill recorded on the purchase of regional credit card companies is being amortized in 10 years for Argentine Banking GAAP purposes. Before the issuance of SFAS 142 under U.S. GAAP, a 5 year amortization period was elected to represent the period benefited by the intangible asset in accordance with APB
17. For the purposes of U.S. GAAP, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such evaluation is based on various analyses including undiscounted cash flow projections that consider circumstances that occurred subsequent to December 31, 2001. For the reconciliation to U.S. GAAP, the Group has recorded an impairment of goodwill in its financial statements as of December 31, 2001.

For fiscal years beginning after December 15, 2001, SFAS 142 supersedes APB 17. This statement establishes that goodwill must no longer be amortized but rather must be tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Amortization expenses, under Argentine Banking GAAP have been reversed for U.S. GAAP purposes.

Under U.S. GAAP SOP 98-1, effective for fiscal years beginning after December 15,1998, defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Only the second stage costs should be capitalized. Under Argentine Banking GAAP, the Bank capitalized costs relating to all three of the stages of software development.

Before the issuance of SAB 103, the Group, following the guidelines established by article 202 of the Commercial Companies Law, has deducted from the Share Issuance Premiums the organizational costs related to the exchange offer and the issuance of shares conducted in July 2000. Under U.S. GAAP and following the guidelines established by SAB 50, the organizational costs such as legal, printing and other costs related to the exchange offer and the issuance of shares are considered to be an intangible asset and a 5 year amortization period was elected to represent the period benefited by the intangible asset. The audit fees related to this these transactions have been expensed, in accordance with U.S. GAAP.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)

In May 2003, the SEC issued SAB 103 related to the appropiate accounting treatment for costs incurred to register securities issued for the formation of one-bank holding companies which supersed SAB 50. Under SAB 103 exchange offer costs should be expensed as incurred as mentioned in SOP 98-5 "Reporting on the Costs of Start-Up Activities". Therefore the remaining outstanding balance related to the Exchange Offer costs have been expensed in the fiscal year ended december 31, 2003.

d. LOAN LOSS RESERVES

The Bank's accounting for its loan loss reserve differs in some respects with practices of U.S. based banks. The most significant differences follow:

      (i) LOAN CHARGE OFFS AND RECOVERIES

The Bank records recoveries on previously charged-off loans directly to income and records the amount of charged-off loans in excess of amounts specifically allocated as a direct charge to the income statement. The Bank does not partially charge off troubled loans until final disposition of the loan, rather, the allowance is maintained on a loan-by-loan basis for its estimated settlement value. The banking industry practice in the United States is to account for all charge off and recovery activity through the allowance for loan loss account. Further, loans are generally charged to the allowance account when all or part of the loan is considered uncollectible. In connection with loans in judicial proceedings, resolution through the judicial system may span several years. Loans in judicial proceedings, greater than three years at December 31, 2003, 2002 and 2001, amounted to Ps. 195,003, Ps. 323,104 and Ps. 335,431, respectively. Under US GAAP purposes these loans were totally provisioned. The Bank also classified loans, many of which are in judicial proceedings as uncollectible, which amounted Ps.324,900, Ps. 198,200 and Ps. 217,500 as of December 31, 2003, 2002 and 2001, respectively, as uncollectible, although the Bank may hold preferred guarantees. Under U.S. GAAP these loans had been charged off.Therefore the balance of loans and allowance for loan losses would be decreased by these amounts. The Bank's practice does not affect the accompanying statements of income as the Bank's reserve contemplates all losses inherent in those troubled loans.

      (ii) LOANS - NON-FINANCIAL NATIONAL PUBLIC SECTOR

During the fiscal year ended December 31, 2001, and as a consequence of Decree No. 1387/01, effective as of November 6, 2001, the Bank swapped part of its Argentine public-sector debt instruments, under the Promissory Note/Bond program, for secured loans.

As established by article 20 of the above mentioned decree, the conversion was made at the nominal value, at a rate of exchange of Ps. 1.0 = US$ 1.0 and in the same currency as that of the converted obligation.

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

In accordance with U.S. GAAP, specifically in the Emerging Issues Task Force No. 01-07 ("EITF 01-07"), satisfaction of one monetary asset (in this case a loan or debt security) by the receipt of another monetary asset (in the case a secured loan) for the creditor is generally based on the market value of the asset received in satisfaction of the debt (an extinguishment). In this particular case, the secured loan being received is significantly different in structure and in interest rates than the debt securities

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)


swapped. Therefore, the fair value of the loans was determined on the balance sheet date based on the contractual cash flows of the loan received discounted at an estimated market rate. The estimated fair value of the loan received will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss. The difference between the cost basis and amounts expected to be collected will be amortized on an effective yield basis over the life on the loan.

      (iii) LOANS / BONDS - NON-FINANCIAL PROVINCIAL PUBLIC SECTOR

As of December 31, 2002, the Group offered to exchange certain loans to Argentine provincial governments for loans or securities of the Argentine national government, however the exchange had not been finalized until 2003. These loans were considered to be impaired under U.S. GAAP in accordance with Statement of Financial Accounting Standards No. 114. Accordingly, the Group established an allowance for loan losses on loans to Argentine provinces as of December 31, 2002.

In 2003, the Bank tendered in the exchange under Decree No.1579/02 all of its portfolio of loans to provincial governments and pursuant to the option provided by section 3, subsection k of the Decree, opted to receive promissory notes and therefore recorded in its balance sheet provincial secured loans, valued in accordance with Argentine Central Bank Communique "A" 3911, in the amount of Ps.3,473.7 million. This amount included Ps.22.0 million of a loan for which the exchange was pending completion as of December 31, 2003. The Bank received BOGAR for the provincial debt for which the exchange had been completed at the close of the fiscal year, despite having opted to receive promissory notes. At the date of these financial statements the Bank had not yet received the promissory notes.

As of December 31, 2003 for U.S. GAAP purposes and in accordance with EITF 01-07, satisfaction of one monetary asset (in this case a loan) by the receipt of another monetary asset (in this case BOGAR) from the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the BOGAR being received is significantly different in structure and in interest rates than the loans swapped. Therefore, such amounts should initially be recognized at their market value. The estimated fair value of the securities received will consitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss. The difference between the cost basis and the amount expected to be collected will be amortized on an effective yield basis over the life of the bond.

These BOGAR are classified by the Bank for US GAAP purposes, as available for sale securities and subsequently recognized at market with the unrealized gain or loss recognized as a charge or credit to equity through other comprehensive income. In connection with estimating the fair value of the BOGAR, the Bank used quoted market values. There has been limited activity in the trading of these securities and as such, the quoted market values may not represent the actual price in a sale between a willing buyer and a willing seller.

      (iv) IMPAIRED LOANS - NON-FINANCIAL PRIVATE SECTOR AND RESIDENTS ABROAD

For the purposes of reporting under U.S. GAAP, the Bank adopts Statement of Accounting Standards No.114, "Accounting for Creditors for Impairment of a Loan" ("SFAS 114") as amended by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" ("SFAS 118"). SFAS 114, as amended, requires that the carrying value of an impaired loan be based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral, if the loan is collateral dependent. Under SFAS 114, a loan is considered impaired when, based on current information, it is probable that the borrower will be unable to pay contractual interest or principal payments as scheduled in the loan agreement.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)


SFAS 114 applies to all loans except smaller-balance homogeneous consumer loans, loans carried at fair value or the lower of cost or fair value, debt securities, and leases.

The Bank applies SFAS 114 to all commercial loans classified as " With problems", "Insolvency Risks" and "Uncollectible" or commercial loans more than 90 days past due. The Bank specifically calculates the present value of estimated cash flows for commercial loans in excess of Ps.200,000 and more than 90 days past due. For commercial and other loans in legal proceedings, loans in excess of Ps.200,000 are specifically reviewed either on a cash-flow or collateral-value basis, both considering the estimated time to settle the proceedings.

The following information relates to the Bank's impaired loans:

                                                                                        DECEMBER 31,
                                                                   ------------------------------------------------------
                                                                       2003               2002               2001
                                                                   --------------    ---------------    -----------------
Total impaired loans............................................   Ps.  1,852,711    Ps.   2,231,097    Ps.   2,941,136

Average impaired loans during the year..........................        2,110,583          2,991,688          2,612,698

Total not impaired loans under US GAAP..........................           49,492            104,244                  -

Cash payments received for interest on impaired loans,
  Recognized as income..........................................            3,339              1,660              3,211

Allowance for impaired loans under SFAS 114.....................          953,767          1,031,492          1,282,773

In addition, the Bank has performed a migration analysis for consumer loans and all performing commercial loans following the SFAS 5 considerations, as detailed in, "Loan loss reserves under U.S. GAAP", in the selected statistical information.

As of December 2002, the result of the migration analysis, showed that the Bank has provided for loan losses in excess of this analysis for Ps.112,976. For U.S. GAAP purposes, this amount of provision has been reversed.

As of December 31, 2003 and 2001, the result of the migration analysis, shows that the bank provided for loan losses towards the range established by the analysis described above .

      (v) CREDIT CARD LOANS

The Group establishes its reserve for credit card loans based on the past due status of the loan. All loans greater than 180 days have been reserved at 50%, in accordance with the rules established by the Argentine Central Bank. Under U.S. GAAP, loans greater than 180 days past due should be charged off. As a result, under U.S. GAAP the charge offs of the credit card portfolio has been increased as of December 31, 2003, 2002 and 2001, by Ps. 4,985 , Ps. 31,928 and Ps. 71,613, respectively.

e. GOVERNMENT SECURITIES AND OTHER INVESTMENTS

      (i) INVESTMENT SECURITIES

The Bank's government securities and certain other securities that are included under the caption "investment accounts" under Argentine Central Bank rules, are considered as "available for sale" under U.S. GAAP.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)

The gross gain on the sales of government securities considered as "available" for sale" under U.S. GAAP amounted to Ps.2,091 for the fiscal year ended December 31, 2001; and the gross losses on sales from government securities classified as "available for sale" under U.S. GAAP amounted to Ps.(15) for the fiscal year ended December 31, 2001.

As of December 31, 2003 and 2002 there were no sales of government securities considered as "available for sale" under U.S. GAAP.

Argentine Republic External Notes

Under US GAAP, Argentine Republic External Notes are classified as available for sale securities and recorded at market value, with the respective gain or loss being charged to the results for the year or to equity through "Other Comprehensive Income," depending on whether it represents an "other than temporary decline" in their value or not. The Bank determined that the carrying values as of December 31, 2002 and 2001 were a reasonable estimate of their market values primarily from their ability and practice of offsetting amounts against taxes, including value-added taxes.

Subsequently, during the fiscal year ended December 31, 2003, the national government suspended the regime that granted taxpayers the possibility of meeting their tax obligations with public debt securities. The Bank concluded that these obligations were impaired and an other than temporaly loss amounting to 378,996 was recognized.

In order to estimate fair value of these securities the Bank considered the collateral value assigned to Argentine Republic External Notes by the Argentine Central Bank for purposes of extending credit for the purchase of BODEN 2012.

      (ii) HEDGE BONDS ISSUED IN CONNECTION WITH THE COMPENSATION FOR FOREIGN CURRENCY POSITION, COMPENSATORY BONDS RECEIVED AND TO BE RECEIVED IN CONNECTION WITH THE COMPENSATION FOR "ASYMMETRIC PESIFICATION" AND COMPENSATION TO BE RECEIVED IN CONNECTION WITH THE ASYMMETRIC INDEXATION.

Argentine Central Bank's Communique "A" 3650 established the regulations necessary to implement the provisions of Decree No.905/02 in connection with the compensation of the negative effects of the conversion into pesos at different exchange rates of financial institutions' assets and liabilities and the resulting foreign currency mismatches left in their respective balance sheets. The Bank informed the Central Bank in three communications each following the applicable Communique issued by the Argentine Central Bank of the amount of bonds it believed it was entitled to under rules issued by the Argentine Central Bank (the last correspondence being January 2003). The amount of compensation so determined amounted to US$ 1,021.8 million (compensatory bond) and US$1,232.2 million (hedge bond). The Argentine Central Bank deposited in October 2002 compensatory bonds in the amount of US$ 200.8 million to the account of the Bank. The amount of the hedge bond to be subscribed and compensatory bonds not received are included as "Other Receivables Resulting from Financial Brokerage - Compensation to be Received from the National Government." In order to purchase the subscribed hedge bond, the Bank may enter into a credit agreement with the Argentine Central Bank, with interest payable at CER plus 2%. In the case of the hedge bond and the related financing to be obtained from the Argentine Central Bank, the transaction is retroactive to February 3, 2002. The Bank can withdraw its request to purchase the hedge bonds prior to the approval of the Argentine Central Bank and prior to the execution of the transaction.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)


In connection with the Bank's right (but not the obligation) to purchase the hedge bond, the Bank has recognized the right to purchase the hedge bond at their equivalent value as if the Bank had the associated bonds in their possession, and recognized the associated liability to fund the hedge bonds as if the Bank had executed the debt agreement with the Argentine Central Bank. The receivable is denominated in U.S. dollars bearing interest at Libor whereas the liability to the Argentine Central Bank is denominated in pesos with interest being accrued at CER plus 2%, each retroactive to February 3, 2002.

Under U.S. GAAP, the right to purchase the hedge bond is not considered an asset under Financial Accounting Standards Board Statement of Concepts No,, 6 Elements of Financial Statements (CON 6). Under CON 6, assets are defined as "...probable future economic benefits obtained or controlled by an entity as a result of past transactions or events". In addition, one of the three essential characteristics of an asset include that an entity can obtain the benefit and controls others' access to it. As of December 31, 2003, the Bank cannot obtain the benefit of the hedge bond to be purchased until such time as the transaction becomes approved by the Argentine Central Bank and the Bank remits funds to the Argentine Central Bank. The liability under U.S. GAAP would be recognized when the Bank enters into the financing arrangement.

In connection with the compensatory bonds received or receivable by the Bank, such amounts should initially be recognized at their market value (limited to the amounts of the loss suffered by the Bank in connection with the" asymmetric pesification and asymmetric indexation"). Compensatory bonds in the Bank's possession are classified as available for sale and are carried at estimated market value with the unrealized gain or loss recognized as a charge or credit to equity through other comprehensive income. In connection with estimating the fair value of the compensatory bonds, the Bank used quoted market values. There has been limited activity in the trading of these securities and as such, the quoted market values may not represent the actual price in a sale between a willing buyer and a willing seller.

Under US GAAP, the activity of the compensation bonds have been reflected in the year results considering that the compensation bonds were adjusted to its market value. The activity includes (1) the effect of the exchange rate between the argentine pesos and the US dollars, (2) the cancellation of certain bonds related to the disputes with the Central Bank and (3) the payments made in satisfaction to the deposits held in Uruguay.

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

The Group's assets and liabilities would be increased by approximately Ps.598,544, Ps.480,774 and Ps.2,569,673, had U.S. GAAP been applied at December 31, 2003, 2002 and 2001, respectively.

g. DERIVATIVE INSTRUMENTS

Under Argentine Central Bank rules, the Bank accounts for derivatives in memorandum accounts off the balance sheet.

Under U.S. GAAP, the Bank accounts for derivative financial instruments in accordance with SFAS 133 as amended by SFAS 137, SFAS 138 and SFAS 149.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)

SFAS No. 133 establishes the standards of accounting and reporting derivative instruments, including certain derivative instruments instead within contracts (collectively referred to as derivatives) and hedging activities. This Statement requires institutions to recognize all derivatives in the balance sheet, whether as assets or liabilities, and to measure those instruments at their fair value. If certain conditions are met, a derivative may be specifically designated as
(a) a hedge for the exposure to changes in the fair value of a recorded asset or liability or unrecorded firm commitment, (b) a hedge for the exposure. If such a hedge designation is achieved then special hedge accounting can be applied for the hedged transactions, that will reduce the volatility in the income statement to the extent that the hedge is effective. In order for hedge accounting to be applied the derivative and the hedged item must meet strict designation and effectiveness tests.

As of December 31, 2001 the Group had not designated any of its derivatives as fair value, cash flow or foreign currency hedges in accordance with the provisions of SFAS 133. Therefore, under the provisions of SFAS 133, the derivatives were accounted for at fair value in the balance sheet and the unrealized gains and losses on those derivatives were accounted for in the income statement.

As of December 31, 2002, the book value of the option contracts, is believed by management to approximate fair value.

As of December 31, 2003, the Group has no derivative contracts under U.S. GAAP. The written put options mentioned in note 30 to these financial statements are considered a guarantee for U.S. GAAP purposes and it had been valuated under FIN
45. ( see note 30 and 39.p. )

h. FORWARD CONTRACTS IN FOREIGN CURRENCY

Apart from the valuation differences for derivative financial instruments that have been discussed above the Bank accounts for forward foreign currency contracts by recognizing a receivable and a payable for the currencies for which it will make a gross settlement.

The Bank's assets and liabilities would be decreased by approximately Ps.138, Ps.675 and Ps. 376,026 had U.S. GAAP been applied as of December 31, 2003, 2002 and 2001, respectively.

i. COMPENSATION RELATED TO THE PAYMENT OF DEPOSITS

Financial institutions have asked to the government that they be compensated for the losses generated from the payment of deposits pursuant to judicial orders at the free market exchange rate, which was greater than that established by the government for conversion into pesos the financial institutions' assets and liabilities.

Through Communique "A" 3916, the Argentine Central Bank allowed the recording of an intangible asset for the difference between the amount paid by financial institutions pursuant to judicial orders and the amount resulting from the conversion into pesos of the dollar balance of the deposits reimbursed at the Ps.1.40 per US dollar exchange rate (adjusted by CER and interest accrued until the date of the reimbursement). The corresponding amount must be amortized over 60 months beginning April 2003. As of December 31, 2003, the amount recorded under "Intangible Assets", net of accumulated amortization, was Ps.487,020. As of December 31, 2002, this difference has been recorded under "Other Receivables resulting from Financial Brokerage amounting to Ps.446,756.

As of the date of preparation of these financial statements, the Supreme Court has not taken any measures to compensate for the relative issues.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)


Under U.S. GAAP, the right to obtain this compensation is not considered an asset under Financial Accounting Standards Board Statement of Concepts No. 6 Elements of Financial Statements (CON 6). Under CON 6, assets are defined as "...probable future economic benefits obtained or controlled by an entity as a result of past transactions or events". In addition, one of the three essential characteristics of an asset include that an entity can obtain the benefit and controls others' access to it. As of December 31, 2003, the Bank cannot obtain the benefit of the compensation until such time as the compensation becomes approved by the national government and the Argentine Central Bank.

j. TRANSFERS OF FINANCIAL ASSETS

Financial trust "Galtrust I"

The financial trust "Galtrust I" was created in October 2000 in connection with the securitization of provincial loans for a total amount of Ps.1,102 million. The securitized loans were from the portfolio of loans granted to provincial governments, guaranteed by the federal tax revenues shared with the provincial governments. This trust was recorded under Argentine Central Bank rules in the "Other Receivables from Financial Brokerage", account in the financial statements and its balance as of December 31, 2003, 2002 and 2001, was Ps.646 million, Ps.686 million and Ps.652 million, respectively. The Bank considers this transaction as a sale under U.S. GAAP, in accordance with FAS 140. Galtrust I debt securities and certificates retained by the Bank are considered as "available for sale securities" under U.S. GAAP and the unrealized gains (losses) on these securities are reported as an adjustment to shareholders' equity, unless unrealized losses are deemed to be other than temporary in accordance with Emerging Issues Task Force No. 99-20. The unrealized loss on the retained interests at December 31, 2001 has been deemed to be other than temporary and such loss has been charged to income. The retained interests were initially recorded based on their allocated book value using the fair value allocation method.

During 2002, the portfolio of loans included in and the related retained interest in Galtrust I were subject to the pesification described in Note 1. As a result the retained interest in the trust was converted to pesos at an exchange rate of 1.40 to 1 and the interest rate for their debt securities changed to CER plus 2%. During 2003 Galtrust I had swapped its provincial loans for Secured Bonds (BOGAR). (See Note 39 d.iii)

For purposes of estimating the fair value of the retained interests in the securitization trusts valuation models were used which consider certain assumptions in estimating future cash flows and a rate under which the cash flows are discounted.

The significant assumptions include:

Cumulative prepayment rate estimated based on the prepayment history of similar loans. This rate was equivalent to 1.52% as of October 2000, December 31, 2000, December 31, 2001 and December 2002.

As of December 31, 2001, there had been no experience of losses on these loans. The credit risk reflected by the subordination of the B and C note was taken into account in the discount rate applied by the Bank. The discount rates used as of December 2003, 2002 and 2001 were as follows:

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)


                                             DECEMBER 31,    DECEMBER 31,     DECEMBER 31,
                                                2003            2002             2001
      DISCOUNT RATE FOR:                        ----            ----             ----
Galtrust I Class B Debt Securities                11%(c)            7%(b)         39.2 %(a)
Galtrust I Participation Certificates           11.5%(c)            7%(b)         39.2 %(a)

(a) As of December 31, 2001, the rate is based upon the Bank's estimate of comparable rates of discount used in similar rated bonds in Argentina.

(b) As of December 31, 2002, the discount real rate used is based on CER plus 700 basis points (no similar bonds existed at December 31, 2002).

(c) As of December 31, 2003, the rate is based upon the Bank's estimate of comparable internal rates of return of other CER-adjusted bonds.

As of December 31, 2003 , if the discount rate used above was to increase by 300 and 600 basic points the value of these securities would have decreased by Ps.50,467 and Ps.88,383, respectively.

Financial trust "Galtrust II, III, IV, V" and "Galicia Mortgage Loans"

As described in Note 34 of the Group's financial statements, on December 17, 2001 and April 2002, the Bank entered into securitization transactions where the Bank established five different trusts and transferred to the trusts ownership of mortgage loans in exchange for debt securities and residual interests in the trusts.

These transfers would not be considered as a sale for U.S. GAAP purposes. For Argentine Banking GAAP purposes, these retained interests are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trusts. For U.S. GAAP purposes, these trusts would not qualify as "Qualified Special Purpose Entities" under SFAS 140. Therefore, and following the guidelines of EITF Topic D-14 and EITF 90-15, these trusts should be reconsolidated. Accordingly, the Group value these loans under SFAS 5, for purposes of determining its loan loss reserve.

On December 26, 2002 the "Galtrust III and IV" financial trusts were terminated, and the loan portfolio of those trusts have been incorporated to the Bank's loan portfolio. The Bank has performed a migration analysis for these consumer loans, which shows that the book value is a reasonable estimate of it's fair value.

Financial Trust "Secured Loans"

As part of the implementation of the Galicia Capitalization and Liquidity Plan, these "Secured Loans" trust was created. Under this trust, secured loans for Ps. 108,000 were transferred, and Ps.81,000 in cash and certificate of participation for Ps. 27,000 were received in exchange.

This transfer would not be considered as a sale for US GAAP purposes. Under Argentine Banking GAAP, the certificates of participation are accounted for by the equity method. For US GAAP purposes, this trust would not qualify as "Qualified Special Purpose Entity" under SFAS 140. Therefore, and following the guidelines of EITF Topic D-14 and EITF 90-15, this trust should be reconsolidated, at its book value before the transfer to the trust (see Note 39.d.(ii))

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)


k. ACCEPTANCES

Under Argentine Banking GAAP, acceptances are accounted for in memorandum accounts. Under U.S. GAAP, third party liability for acceptances should be included in "Other Receivables Resulting from Financial Brokerage" representing Bank customers' liabilities on outstanding drafts or bills of exchange that have been accepted by the Bank. Acceptances should be included in "Other Liabilities Resulting from Financial Brokerage" representing the Bank's liability to remit payment upon the presentation of the accepted drafts or bills of exchange.

The Group's assets and liabilities would be increased by approximately Ps.22,354, Ps.105,760 and Ps.154,668, had U.S. GAAP been applied as of December 31, 2003, 2002 and 2001, respectively.

l. YEAR 2000 COSTS

Under Argentine Banking GAAP, costs related to the Year 2000 project have been capitalized. Under U.S. GAAP costs relating to the Year 2000 project arising from the modification of existing systems are expensed as incurred.

m. FOREIGN EXCHANGE DIFFERENCE

At December 31, 2001, the official exchange rate between the U.S. dollar and the Argentine peso was 1 to 1 and for Argentine Banking GAAP purposes, this rate was used to translate all U.S. dollar denominated assets and liabilities at December 31, 2001.

For U.S. GAAP purposes, foreign currency transactions should be translated at the applicable rate at which those particular transactions could be settled at the balance sheet date. In anticipation of an announced devaluation, "exchange houses" in Argentina (used for limited personal transactions and not for settling business transactions) started exchanging dollars at 1.4 or more pesos to the dollar prior to December 31, 2001. Such exchange houses were closed at December 31, 2001. Through January 10, 2002, no transactions were conducted in U.S. dollars and there was no exchangeability between the peso and the dollar. Under Statement of Accounting Standards No. 52, if the exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchanges could be made is used for translating foreign currency transactions. In this case, the January 11, 2002, exchange rate of Ps.1.6 = US$ 1.0 was the first available rate after year end and thus that rate was used for U.S. GAAP purposes to translate U.S. dollar denominated assets and liabilities at December 31, 2001.

In addition, the Group's equity holdings in Argentine companies were similarly adjusted for its proportional effect of applying the Ps.1.6 = US$ 1 exchange rate to the U.S. dollar denominated assets and liabilities of such companies at December 31, 2001.

As of December 31, 2003 and 2002 under Argentine Banking GAAP, foreign currency assets and liabilities are stated in pesos, using the U.S. dollar rate of exchange set by the Argentine Central Bank prevailing at the close of operations on the last business day of each month.

n. IMPAIRMENT OF REAL ESTATE PROPERTIES AND FORECLOSED ASSETS

In accordance with Statement of Accounting Standards No. 144, "Impairment of Long-lived Assets", such assets are subject to: recognition of an impairment loss if the carrying amounts of those assets are not

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)

recoverable from their undiscounted cash flows and an impairment loss measured as the difference between the carrying amount and fair value of the assets.

The Group evaluates potencial impairment loss relating to long-lived assets by comparing their unamortized carrying amounts with the undiscounted future expected cash flows genereted by the assets over the remaining life of the assets. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the assets. Testing whether an asset is impaired, and measuring the impairment loss is performed for asset groupings at the lowest level for which there are indentifiable cash flow that are largely independent of the cash flows generated by other asset groups.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In 2002, the Group determined that the uncertainty of the Argentine economic situation had a significant impact on the recoverability of its long-live assets and evaluated its properties for impairment. An impairment loss was recorded in 2002.

Foreclosed assets are carried at the lower of cost or market. In 2002, the Group recorded a valuation allowance reflecting a decrease in the market values of its foreclosed properties.

In 2003, no additional impairment were recorded in real estate properties and foreclosed assets. The amortization in 2003 of these assets impaired in 2002 under Argentine GAAP, has loan reversed for U.S. GAAP purposes.

o. EQUITY INVESTMENTS IN OTHER COMPANIES

Under Argentine Banking GAAP, the equity investments in controlled companies are accounted for under the equity method. The remaining investments have been accounted for under the cost method, taking their equity method value as a limit in book value.

For U.S. GAAP purposes, under SAB 59, the Group should determine if any indicators are present that may indicate the fair value of the investment has been negatively impacted during the fiscal year. If it is determined that the fair value of an investment is less than the related company's value, an impairment of the investment must be recognized.

As of December 31, 2003, the Group evaluated their investments and determined that the estimated fair value of certain investments was lower than the respective book value. Furthermore, based on all available evidence the Group concluded that the carrying amount of the investment will not be recoverable within a reasonable period of time. As a consequence, the impairment was deemed other than temporary.

p. GUARANTEES

Financial guarantee - Exchange of deposits with the financial system II

Pursuant to the decree 1836/02 and the Argentine Central Bank communique "A" 3828, the Bank entered into and exchange offer to exchange restructured deposit certificates ("RDC") for BODEN 2005, 2006, 2012 and 2013. The BODEN offered to the holders of the RDC are unsecured government bonds denominated in US dollars. As a part of the restructuring, the Bank offered to guarantee the payment of the BODEN to the holders of the RDC at a price equal to Ps 1.40 per US dollar adjusted by applying the accumulated CER from February 3, 2002 to the expiration date of the BODEN. The price cannot exceed the Argentine pesos per US dollar free exchange rate at the expiration date of the BODEN.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)


Other Financial Guarantees

During 2003 the Company entered into different agreements to guarantee lines of credit of customers amounting to Ps. 222,324. The Bank guarantees the quarterly amortization of the debt. As of December 31, 2003 guarantees granted by the Bank amounted to Ps. 44,395.

As of December 31, 2003, the Group maintains the following guarantees:

                                                                          ESTIMATED
                                                       MAXIMUM            PROCEEDS         CARRYING
                                                      POTENTIAL        FROM COLLATERAL      AMOUNT
                                                      PAYMENTS            RECOURSE         LIABILITY
                                                     -----------       ---------------    ------------
Exchange of deposits with the financial system II    Ps. 165,411                  -       Ps.   69,668
Other Financial guarantees                           Ps.  44,395         Ps.  3,040       Ps.   11,742
                                                     -----------         ----------       ------------
                                                     Ps. 209,806         Ps.  3,040       Ps.   81,410
                                                     ===========         ==========       ============

The maximum potential payments represent a "worse-case scenario", and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company's payments under guarantees.

Under Argentine Banking GAAP, the Bank provisioned the guarantees that are probable to be honored. The amount provided under Argentine GAAP amounted to Ps. 9,651.

Under US GAAP, effective January 1, 2003 the Bank adopted FASB interpretation No. 45 "Guarantor's Accounting and Disclosures Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others". As of December 31, 2003, the Bank recognized a liability for the fair value of the obligations assumed. The additional amount to be recognized for US GAAP amounted to Ps.71,759.

q. MINORITY INTEREST

The minority interest represents the effect of the US GAAP adjustments in the Group,s consolidated subsidiaries. For US GAAP purposes the shareholders' equity is negative. Therefore, the effect of the US GAAP adjustments related to the minority interest is recognized up to the amount reflected in minority interest for Argentine Banking GAAP.

FINANCIAL ASSISTANCE GRANTED BY THE ARGENTINE CENTRAL BANK

In connection with liquidity crisis in Argentina, the Argentine Central Bank loaned Banco Galicia approximately 5.4 billion pesos at December 31, 2002. This loan was renewed monthly, with interest payable based on 64% of the 30-day Lebac rate (short term government rate).

In March, 2003, the Argentine Central Bank, granted a voluntary restructuring plan whereupon financial institutions could extend the due date of the debt for a period of 70 months. In addition, the interest rate on outstanding debt automatically became CER (equivalent to the consumer price index) plus 3.5% whether or not a financial institution participated in the restructuring. The requirements to be eligible for maturity extension was that the financial institution identified and pledged collateral that matched the cash requirements of the outstanding loan and that the financial institution before July 31, 2003, present their foreign debt restructuring proposal to the Central Bank. Each of these submissions must be

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)


approved by the Central Bank. Subsequently, the Argentine Central Bank amended the restructuring plan that allowed the maturity date to extend up to 120 months, subject again to providing acceptable collateral that matched the cash requirements of the outstanding loan and that the financial institution present their foreign debt restructuring proposal be updated. Each of these actions had to be approved by the Central Bank to become effective.

On November 28, 2003, the Financial System's Restructuring Unit (Unidad de Reestructuracion del Sistema Financiero, ), the regulatory body responsible for restructuring the Argentine financial system post crisis, informed the Bank that it had authorized the Argentine Central Bank to extend the maturity of the Bank's debt with the Argentine Central Bank for liquidity support by up to 120 monthly installments in accordance with the repayment schedule presented by the Bank to the Argentine Central Bank and under the provisions of Decree No. 1262/03.

On December 3, 2003, the Argentine Central Bank informed the Bank that, through its Resolution No. 460/03, the Board of Directors of the Argentine Central Bank had approved the terms and conditions of the proposed restructuring of the head office's and the Cayman Branch's foreign debt.

On February 3, 2004, the Argentine Central Bank informed the Bank that it had approved the request made by the Bank under Decree No.739/03, and modified by Decree No.1262/03, for the repayment of the debt for liquidity support under the terms proposed by the Bank over a 92 month period. Therefore, the schedule to repay the debt in 92 monthly installments began March 2004.

For US GAAP purposes the accounting for this transaction is effective with the approval by the Central Bank on February 3, 2004. The Bank's schedule comprises the repayment of the debt in 92 monthly installments beginning in March 2004, with a fixed annual interest rate of 3.5%.

Although this is a 2004 transaction, based on facts and circumstances the financial assistance granted by the Argentine Central Bank was deemed to be a non trouble debt restructuring since there are no concessions granted to the Bank based on the guidelines established by the EITF 02-4 and FAS 15. Accordingly, the Bank followed EITF 96-19 and is presently evaluating the impact of the restructuring under U.S. GAAP.

Under Argentine Banking GAAP the restructuring was accounted for the period ended December 31, 2003 and no gain or loss was recognized in the transaction.

RESTRUCTURING OF THE FOREIGN DEBT

On May 18, 2004, the restructuring of the foreign debt of the Bank's head office and of its Cayman Branch was completed. At the expiration date of the exchange offer made by the Bank to carry out the restructuring, the aggregate principal amount of the Bank's debt subject to the restructuring amounted to US$1,344.7 million. The Bank offered different options to restructure its debt including the payment of cash, the exchange of BODEN as full consideration of debt, the issuance of new debt with different features and maturities and the issuance of shares. Management is presently evaluating the impact of the restructuring under US GAAP.
                                      F-99

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)



CONSOLIDATED NET INCOME

                                                                                                      DECEMBER 31,
                                                                                 --------------------------------------------------
                                                                                      2003               2002             2001
                                                                                 --------------     ---------------   -------------
Net income as stated..........................................................   Ps.   (217,059)    Ps.  (1,471,511)  Ps.   264,540
Loan origination fees and costs:
   Credit card costs (Note 39b.)..............................................              (46)            (11,257)          3,660
Intangible assets(Note 39c.):
   Capitalized costs for compensation to Bank employees.......................                -                   -             302
   Amortization of deferred expenses for setting up of branches...............            9,290              31,747          11,525
   Goodwill amortization......................................................           32,701              34,108         (18,111)
   Goodwill impairment........................................................            4,705              67,443         (98,552)
Year 2000 costs (Note 39l.)...................................................           17,288               3,006           3,006
Software costs (Note 39c.)....................................................            2,285               6,709          (1,574)
Equity investments in other companies - Impairment (Note 39o.)................          (37,879)                  -               -
Loss on exchange of National Public Debt (Note 39d(ii)).......................          176,778           2,040,693      (3,359,413)
Provincial  Public Debt (Note 39d(iii)).......................................         (344,900)            986,584      (2,243,571)
Loan impairment - private sector (Note 39d(iv))...............................          (14,652)            973,665        (871,853)
Loan impairment - credit cards (Note 39d(v)) .................................           26,943              39,685         (71,613)
Derivative instruments (Note 39g).............................................                -                (945)        (17,317)
Amortization of organization costs on exchange offer (Note 39c)...............           15,433              (4,687)         (4,687)
Organization costs related to the exchange offer (Note 39c)...................           24,804)                  -               -
Impairment / loss on available for Sale securities (Note 39j).................                -             303,983        (559,859)
Government Securities:
  Compensatory Bond  received (Note 39e(ii))..................................         (305,832)           (381,716)              -
  Compensatory Bond to be received (Note 39e(ii)).............................        1,250,872          (1,587,482)              -
  Hedge Bond (Note 39e(ii))...................................................          616,258          (1,769,948)              -
  Compensation related to the payment of deposits (Note 39i)..................          (40,264)           (446,756)              -
Impairment of other available for sale Securities (Note 39e(i)) ..............         (377,867)                  -               -
Foreign exchange difference (Note 39m)........................................                -           1,709,414      (1,709,414)
Foreign exchange difference in equity investments in other companies
 (Note 39m.)..................................................................                -              67,472         (67,472)
Impairment of real estate properties  and foreclosed assets (Note
 39n.)........................................................................                -             (67,155)              -
Real estate properties asset amortization (Note 39n.).........................            1,395                   -               -
Recognition for the fair value of obligations assumed under Financial
 guarantee issued (Note 39p)..................................................          (71,759)                  -               -
Reversal of deferred taxes under Argentine GAAP (Note 39a)....................           38,942                   -         (44,869)
Deferred taxes, net (Note 39a)................................................                -                   -          (9,049)
Presumptive minimum income tax (Note 39a).....................................          (38,663)            (11,804)              -
Minority interest (Note 39q)..................................................           12,131             (88,756)        155,970
                                                                                 --------------     ---------------   -------------
Net income (loss) in accordance with U.S. GAAP................................          731,296             422,492      (8,638,351)
Basic net income (loss) per share in accordance with U.S. GAAP (Note 24)......            0.669               0.387          (7.908)
Average number of shares outstanding (in thousands) (Note 24).................        1,092,407           1,092,407       1,092,407
Diluted net income (loss) per share in accordance with U.S. GAAP (Note 24)....            0.669               0.387          (7.908)
                                                                                 --------------     ---------------   -------------

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)

CONSOLIDATED SHAREHOLDERS' EQUITY

                                                                                                      DECEMBER 31,
                                                                                 --------------------------------------------------
                                                                                      2003               2002             2001
                                                                                 --------------     ---------------   -------------
Shareholders' equity as stated................................................   Ps   1,462,337     Ps.   1,638,637   Ps. 3,103,570
Loan origination fees and costs (Note 39b.)...................................            1,755               1,801          13,058
Intangible assets (Note 39c.):
  Amortization of deferred expenses for setting up of branches................          (13,122)            (22,412)        (54,159)
  Goodwill amortization.......................................................            7,930             (24,771)        (43,254)
  Goodwill impairment.........................................................          (10,779)            (15,484)        (98,552)
  Software costs..............................................................             (141)             (2,426)         (9,136)
Equity investments in other companies - Impairment (Note 39o.)................          (37,879)                  -               -
Loss on exchange of National Public Debt(Note 39d(ii))........................       (1,141,943)         (1,318,721)     (3,359,413)
Provincial Public Debt (Note 39d(iii))........................................       (1,357,163)         (1,256,987)     (2,243,571)
Loan impairment - private sector (Note 39d(iv))...............................           65,068              79,720        (893,945)
Loan impairment - credit cards (Note 39d(v))..................................           (4,985)            (31,928)        (71,613)
Government securities:
  Compensatory Bond received (Note 39e(ii))...................................         (573,342)           (402,021)              -
  Compensatory Bond to be received (Note 39e(ii)).............................         (336,610)         (1,587,482)              -
  Hedge Bond (Note 39e(ii))...................................................       (1,153,690)         (1,769,948)              -
  Compensation related to the payment of deposits (Note 39i.).................         (487,020)           (446,756)              -
 Impairment of  available-for-sale securities (Note 39e(i))...................         (378,996)             (1,129)              -
Derivative instruments (Note 39g).............................................                -                   -             945
Amortization of organization costs related to the exchange offer (Note 39c) ..                -             (15,433)        (10,746)
Organization costs related to the exchange offer (Note 39c)...................                -              24,804          24,804
Unrealized gain or loss on Galtrust I securities (Note 39j)...................         (391,308)           (249,764)       (560,634)
Unrealized gain or loss on Galtrust II, III, IV, V securities (Note 39j)......                -                   -         (57,534)
Minority interest (Note 39q)..................................................           95,937              83,806         172,562
Year 2000 costs (Note 39l)....................................................           (3,005)            (20,293)        (23,299)
Foreign exchange difference (Note 39m)........................................                -                   -      (1,709,414)
Foreign exchange in Equity (Note 39m) ........................................                -                   -         (67,472)
Impairment of real estate properties and foreclosed assets (Note 39n).........          (67,155)            (67,155)              -
Real Estate properties amortization (Note 39(n))..............................            1,395                   -               -
Presumptive minimum income tax (Note 39a) ....................................          (50,467)            (11,804)              -
Recognition for the fair value of obligations assumed under Financial
 guarantees issued (Note 39p).................................................          (71,759)                  -               -
Deffered Income tax of credit card companies ( Note 39a.).....................           38,942                   -               -
Prior income tax adjustments (Note 39a).......................................          (47,336)             (6,577)              -
                                                                                 --------------     ---------------   -------------
Consolidated shareholders' equity (deficit) in accordance with U.S. GAAP......   Ps  (4,453,336)    Ps.  (5,422,323)  Ps.(5,887,803)
                                                                                 ==============     ===============   =============

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)

Roll forward analysis of shareholders' equity under U.S. GAAP at December 31, 2003, 2002 and 2001:

                                  GRUPO GALICIA



                                                                                 ADJUSTMENTS
                                                                                     TO             PROFIT RESERVES
                                                     CAPITAL          PAID      SHAREHOLDERS'   ------------------------
                                                      STOCK        IN CAPITAL      EQUITY         LEGAL         OTHER
                                                   -------------   ----------   -------------   ----------   -----------
Balance at December 31, 2000....................   Ps. 1,092,407   Ps. 86,568   Ps. 1,418,854   Ps.  1,961   Ps.  40,630
                                                   =============   ==========   =============   ==========   ===========

Distribution of retained earnings:
Legal reserve...................................               -            -               -       14,305             -
Reserve provided by the By-Laws.................               -            -               -            -       198,311
Cash dividends..................................               -            -               -            -             -
Unrealized appreciation of available-for-
  sale securities, net of tax and minority
  interest......................................               -            -               -            -             -
Net loss for the year under U.S. GAAP...........               -            -               -            -             -
                                                   -------------   ----------   -------------   ----------   -----------
Balance at December 31, 2001....................   Ps. 1,092,407   Ps. 86,568   Ps. 1,418,854   Ps. 16,266   Ps. 238,941
                                                   =============   ==========   =============   ==========   ===========

Distribution of retained earnings:
Legal reserve...................................               -            -               -       13,227             -
Reserve provided by the By-Laws.................               -            -               -            -       253,398
Unrealized appreciation of available-for-sale
  securities, net of minority interest..........               -            -               -            -             -
Net income for the year under U.S. GAAP.........               -            -               -            -             -
                                                   -------------   ----------   -------------   ----------   -----------
Balance at December 31, 2002....................   Ps. 1,092,407   Ps. 86,568   Ps. 1,418,854   Ps. 29,493   Ps. 492,339
                                                   =============   ==========   =============   ==========   ===========

Distribution of retained earnings:
Unrealized appreciation of available-for-sale
  securities, net of tax and minority interest..               -            -               -            -             -
Absorption approved by the shareholders
  meeting on April 23, 2003.....................                                                                (492,339)
Net income for the year under U.S. GAAP.........               -            -               -            -             -
                                                   -------------   ----------   -------------   ----------   -----------
Balance at December 31, 2003....................   Ps. 1,092,407   Ps. 86,568   Ps. 1,418,854   Ps. 29,493   Ps.       -
                                                   =============   ==========   =============   ==========   ===========

                                                           OTHER                            TOTAL
                                                        COMPREHENSIVE     RETAINED       SHAREHOLDERS'
                                                        INCOME (LOSS)     EARNINGS          EQUITY
                                                        -------------  --------------    --------------
Balance at December 31, 2000....................        Ps. (187,392)  Ps.    239,034    Ps.  2,692,062
                                                        ============   ==============    ==============

Distribution of retained earnings:
Legal reserve...................................                   -          (14,305)                -
Reserve provided by the By-Laws.................                   -         (198,311)                -
Cash dividends..................................                   -          (71,370)          (71,370)
Unrealized appreciation of available-for-
  sale securities, net of tax and minority
  interest......................................             129,856                -           129,856
Net loss for the year under U.S. GAAP...........                   -       (8,638,351)       (8,638,351)
                                                        ------------   --------------    --------------
Balance at December 31, 2001....................         Ps. (57,536)  Ps. (8,683,303)   Ps. (5,887,803)
                                                        ============   ==============    ==============

Distribution of retained earnings:
Legal reserve...................................                   -          (13,227)                -
Reserve provided by the By-Laws.................                   -         (253,398)                -
Unrealized appreciation of available-for-sale
  securities, net of minority interest..........              42,988                -            42,988
Net income for the year under U.S. GAAP.........                   -          422,492           422,492
                                                        ------------   --------------    --------------
Balance at December 31, 2002....................         Ps. (14,548)  Ps. (8,527,436)   Ps. (5,422,323)
                                                        ============   ==============    ==============

Distribution of retained earnings:
Unrealized appreciation of available-for-sale
  securities, net of tax and minority
  interest......................................             237,691                -           237,691
Absorption approved by the shareholders
meeting on April 23 ,2003                                          -          492,339                 -
Net income for the year under U.S. GAAP.........                   -          731,296           731,296
                                                        ------------   --------------    --------------
Balance at December 31, 2003....................         Ps. 223,143   Ps. (7,303,801)   Ps. (4,453,336)
                                                        ============   ==============    ==============

COMPREHENSIVE INCOME

SFAS 130 "Reporting Comprehensive Income" establishes standards for reporting and the display of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and all transactions, and other events and circumstances from nonowner sources.

The following disclosure presented for the fiscal years ended December 31, 2003, 2002 and 2001, shows all periods restated to conform with SFAS 130.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)

                                                                               DECEMBER 31,
                                                            --------------------------------------------------
                                                                 2003             2002              2001
                                                            -------------     -------------     --------------
INCOME STATEMENT

Financial Income........................................    Ps. 2,752,014     Ps. 3,983,096     Ps.  3,569,476
Financial Expenditures..................................        1,502,904         4,560,405          2,125,354
Net Financial Income....................................        1,249,110          (577,309)         1,444,122
Provision for Loan Losses...............................          274,550           928,855          6,370,913
Income from Services....................................          431,695           511,848          1,160,456
Expenditures from Services..............................           70,358           140,640            214,093
Monetary result of financial brokerage..................          (68,840)        2,887,239                  -
Administrative Expenses.................................          541,954         1,017,223          1,478,081
Monetary result of operating expenses...................             (439)           60,331                  -
Net Income (Loss) from Financial Brokerage..............          724,664           795,391         (5,458,509)
Minority Interests......................................            2,545           180,815            133,809
Miscellaneous Income....................................          719,207           291,407            661,975
Miscellaneous Losses....................................          745,644           729,082          3,762,657
Monetary results of other operations....................           (7,828)          (49,617)                 -
Net Income (Loss) before Income tax.....................          692,944           488,914         (8,425,382)
Income Tax..............................................           38,352           (66,422)          (212,969)
                                                            -------------     -------------     --------------
NET INCOME (LOSS) UNDER U.S. GAAP.......................          731,296           422,492         (8,638,351)
                                                            -------------     -------------     --------------
Other comprehensive income (loss):

    Unrealized gains (losses) on securities.............          237,691            42,988            129,856
                                                            -------------     -------------     --------------
OTHER COMPREHENSIVE INCOME (LOSS) ......................          237,691            42,988            129,856
                                                            -------------     -------------     --------------

COMPREHENSIVE INCOME (LOSS).............................    Ps.   968,987     Ps.   465,480     Ps. (8,508,495)
                                                            =============     =============     ==============

EITF 03-01 "DISCLOSURE FOR INVESTMENTS IN AN UNREALIZED LOSS POSITION THAT ARE NOT OTHER-THAN-TEMPORARY IMPAIRED"

The following table shows the Bank's investments' gross unrealized losses and fair value, aggregated by available for sale categories and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

                                 LESS THAN 12 MONTHS                12 MONTHS OR MORE                        TOTAL
                                 -------------------                -----------------                        -----
Description of Securities    Fair Value   Unrealized Losses    Fair Value     Unrealized Losses    Fair Value     Unrealized Losses
-------------------------    ----------   -----------------    ----------     -----------------    ----------     -----------------
       Galtrust I                -               -             Ps. 254,835      Ps. (134,657)      Ps. 254,835       Ps. (134,657)

The Galtrust I securities represents debt securities and trust certificates relating to the Bank's ownership in Galtrust I. The Bank estimates the market value of these securities using a discounted cash flow analysis as quoted market prices are not available.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)

CONCENTRATION OF RISK - TOTAL EXPOSURE TO THE PUBLIC SECTOR - ARGENTINE GOVERNMENT AND PROVINCES

The Group has significant exposure to the Argentine national government and provinces in the form of government securities, secured loans and other debt obligations. As of December 31, 2003 and 2002, the Group had the following loans outstanding:

                                                          DECEMBER 31, 2003                   DECEMBER 31, 2002
                                                  -------------------------------      ---------------------------------
                                                    ARGENTINE                            ARGENTINE
                                                     BANKING                              BANKING
                                                      GAAP           U.S. GAAP              GAAP             U.S. GAAP
                                                  --------------    -------------      --------------      -------------
Argentine national government loans               Ps.  4,517,328    Ps. 3,472,063      Ps.  4,014,031      Ps. 2,763,396

Argentine provincial debt                              3,473,661        2,116,498           3,810,484          2,553,496

Other Argentine public-sector receivables                471,844          375,166             397,390            329,305

Galtrust I (securitization of Provincial Loans)          646,143          254,835             686,160            436,396

Compensatory bond received                             1,609,982        1,036,640             693,471            291,450

Bonds to be received (1) (2)                           4,732,300          525,854           7,098,505          1,251,211

Compensation to be received
related to the payment of deposits                       487,020                -             446,756                  -

Other (3)                                              1,288,375          909,379           1,132,579          1,131,450
                                                  --------------    -------------      --------------      -------------
Total                                             Ps. 17,226,673    Ps. 8,690,435      Ps. 18,279,376      Ps. 8,756,705
                                                  ==============    =============      ==============      =============

(1) The advance to be requested from the Argentine Central Bank for the subscription of the hedge bond, was recorded in "Other Liabilities Resulting from Financial Brokerage - Other", for Ps.2,536,146 plus the contingent liability mentioned in Note 12(e) as of December 31, 2003. The above mentioned advance was Ps. 2.489.864 as of December 31, 2002. Under U.S.GAAP, the hedge bond and that advance have been eliminated.

(2) Includes the compensatory bond to be received related to the asymetric pesification and indexation and the hedge bond, net of unfavorable effects on resolution of matters challenged by the Argentine Central Bank, which are in process.

(3) Includes bonds such as Fiscal Credit Certificates, Argentine Republic External Notes and national government bonds.

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

Subsequent measures put forth by the Argentine government added to the uncertainty, as many government decrees were issued, then subsequently changed, modified or repealed. Other decrees lacked specific and substantive guidance for implementing the new rules. Still others were being challenged in the Argentine judicial courts.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)

The quality of our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina. Risks and uncertainties facing the Group that are generally the result of the recent economic crisis and the resulting government actions, include the fact that a majority of the Bank's assets are concentrated in Argentine public-sector debt instruments.

As of December 31, 2003, the Bank's exposure to the Argentine public sector, including the compensatory and hedge bonds represented approximately 75.6% of total assets. Although the Bank's exposure to the Argentine public sector consists mostly of performing assets, the realization of the Bank's assets, its income and cash flow generation capacity and future financial condition may be dependent on the Argentine government's ability to successfully restructure its foreign debt, and on its ability to establish an economic policy that is successful in promoting sustainable economic growth in the long run.

The Bank is entitled to receive compensation from the Argentine government for compensatory and hedge bonds and for the asymetric indexation compensation in the amount of Ps. 2,016,154, net of associated borrowings from the Argentine Central Bank. The receipt of the hedge bond is contingent upon the Bank providing adequate and acceptable collateral to the Argentine Central Bank. Should the Bank be unable to provide collateral acceptable to the Argentine Central Bank, the carrying amounts of the "Compensation to be Received from the National Government" would be affected.

As described in Note 1, the receipt of these bonds is subject to the approval of the Argentine Central Bank. It is possible that the Argentine Central Bank will alter the compensatory and hedge Bonds or the asymmetric indexation compensation to what the Bank claims it is entitled in amounts that could be material to Grupo Galicia. In addition, the market value of the bonds received or to be received will fluctuate significantly as the market for such bonds develops more fully. Therefore, the ultimate settlement of these bonds may differ significantly from the carrying value, at December 31, 2003 or any future date.

For the foreseeable future, the Bank will have limitations on its ability to manage effectively its assets and liabilities so as to minimize risks resulting from mismatches in terms of currencies, maturities and yields (the asymmetric pesification was accompanied by the modification by the government of the yields of the assets, the cost of the liabilities pesified, fixed maximum and minimum interest rates were established for assets and liabilities pesified). It is reasonably possible that the values of the Bank's assets and liabilities denominated in foreign currency will change in short-term in amounts that are material to the Bank.

The current economic situation in Argentina makes it difficult to predict whether the Bank will be able to implement its business strategy, including increasing fee income so as to generate sufficient revenue to cover expenses. Demand for fee-related products and services is increasing in Argentina, together with the improved situation of the economy, but the economy as a whole and the relevant markets have not stabilized enough to be certain that demand will continue to increase. Therefore, there can be no assurance that the Bank's new business strategy will in fact be successful or whether continuing or new events in Argentina will not adversely affect the Argentine economy as to call into question its ability to successfully implement its business strategy and fully regain financial stability.

In addition, the Bank recorded an intangible asset, the amount of which as of December 31, 2003, was Ps. 487.0 million, net of the amortization mandated by the Argentine Central Bank, on account of its right to receive compensation for having had to make payments in compliance with court resolutions, to reimburse its customers for the difference between the deposits converted into pesos and their value at the free US dollar exchange rate (see Note 1.). It is not possible to determine the final amounts to be

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)

applied to those deposits converted into pesos, or whether the amounts already paid will be recovered by that Bank.

On the other hand, Banco de Galicia y Buenos Aires S.A. continues with the restructuring process involving certain financing of its private sector portfolio, mainly corresponding to concessionaires of public utility services. At the date of issue of this report, it is not possible to foresee the impact on the classification of debtors and the levels of allowances set up, which could derive from the outcome of that process.

Regarding to Galicia Uruguay, it has completed the restructuring of its deposits during 2002. In early January and September 2003, Galicia Uruguay paid the first and second installments, respectively, contemplated in the deposit restructuring agreement, and on September 2003 and March 2004, Galicia Uruguay settled two offers to exchange restructured deposits for cash, new negotiable obligations to be issued by Galicia Uruguay and BODEN 2012. As a result of the foregoing, the amount of indebtedness of Galicia Uruguay with its depositors has declined substantially. In addition, Galicia Uruguay has received authorization from the Central Bank of Uruguay to create a trust which will receive its assets, including the aforementioned BODEN 2012, to secure the repayment of its indebtedness with its depositors. However, the failure by Galicia Uruguay to honor its restructured liabilities on a timely basis would likely have a significant negative impact on the Bank's operations in Argentina, with a loss of reputation, customers and deposits, given that the two banks share their customer base to a large extent, and our financial condition and results of operations would likely be materially and adversely affected.

U.S. GAAP ESTIMATES

Valuation reserves, impairment charges and estimates of market values on assets, as established by the Group for U.S. GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on the exchange of government and provincial bonds, and on retained interests in securitization trusts were significantly affected by higher discount rates at December 31, 2003, 2002 and 2001. Should the discount rates change in the future years, the carrying amounts and charges to income and shareholders' equity will also change. In addition, as estimates to future cash flows change, so to will the carrying amounts which are dependent on such cash flows. It is possible that changes to the carrying amounts of loans, investments and other assets will be adjusted in the near term in amounts that are material to the Group's financial position and results of operations.

40. PARENT ONLY FINANCIAL STATEMENTS

The following are the unconsolidated balance sheets of Grupo Financiero Galicia SA at December 31, 2003 and 2002 and the related unconsolidated statements of income, and cash flows for the fiscal years ended December 31, 2003 and 2002.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)

BALANCE SHEET (PARENT COMPANY ONLY)

                                                                                   DECEMBER 31,
                                                                         --------------------------------
                                                                             2003               2002
                                                                         -------------      -------------
ASSETS
A. Cash and due from banks
Cash..................................................................   Ps.       932      Ps.     1,027
Banks and correspondents..............................................             231                266
Other.................................................................               1                  -
                                                                         -------------      -------------
                                                                                 1,164              1,293
                                                                         =============      =============
D. Other receivables resulting from financial brokerage
Unlisted negotiable obligations.......................................         126,792            149,993
Other receivables not included in the debtor classification
  Regulations.........................................................             190                  -
Other receivables included in the debtor classification
  Regulations.........................................................          21,338             34,891
Accrued interest receivable included in the debtor
  Classification regulations..........................................              19                317
                                                                         -------------      -------------
                                                                               148,339            185,201
F. Equity investment in other companies
In financial institutions.............................................       1,306,397          1,452,186
Other.................................................................          30,962             39,337
                                                                         -------------      -------------
                                                                             1,337,359          1,491,523
G. Miscellaneous receivables
Other accrued interest receivables....................................              94                  -
Other.................................................................          10,089                195
                                                                         -------------      -------------
                                                                                10,183                195

H. Fixed assets.......................................................           3,339              3,552

J. Intangible assets
Goodwill..............................................................           6,947             13,677
Organization and development expenses.................................              92                164
                                                                         -------------      -------------
                                                                                 7,039             13,841

                                                                         -------------      -------------
                  TOTAL ASSETS........................................   Ps. 1,507,423      Ps. 1,695,605
                                                                         =============      =============

                                                                                   DECEMBER 31,
                                                                         --------------------------------
                                                                             2003               2002
                                                                         ------------       -------------
LIABILITIES AND SHAREHOLDERS' EQUITY

M. Miscellaneous liabilities
Directors and syndics fees payable....................................   Ps.        60      Ps.       121
Other.................................................................          45,026             56,847
                                                                         -------------      -------------
                                                                                45,086             56,968
                                                                         -------------      -------------
         TOTAL LIABILITIES............................................   Ps.    45,086      Ps.    56,968
SHAREHOLDERS' EQUITY .................................................   Ps. 1,462,337      Ps. 1,638,637
                                                                         -------------      -------------
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY....................   Ps. 1,507,423      Ps. 1,695,605
                                                                         =============      =============

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)


STATEMENT OF INCOME (PARENT COMPANY ONLY)

                                                                                   DECEMBER 31,
                                                                         ---------------------------------
                                                                             2003                2002
                                                                         ------------       --------------
A. Financial income
Interest on Notes.....................................................   Ps.        -       Ps.         75
Interest income from other receivables resulting from financial
  brokerage...........................................................          2,338                7,096
Net income from government and corporate securities...................              -                   11
Adjustment by application of adjusting index..........................              -                  446
Other.................................................................            126              198,649
                                                                         ------------       --------------
                                                                         Ps.    2,464       Ps.    206,277
B. Financial expenses
Interest on current accounts..........................................              -       Ps.          1
Net income from government and corporate securities...................   Ps.    1,367                    -

Other.................................................................         19,221                    -
                                                                         ------------       --------------
                                                                         Ps.   20,588       Ps.          1

Gross brokerage margin................................................        (18,124)             206,276

E. Expenses for services

Commissions...........................................................              -       Ps.          2
                                                                         ------------       --------------
                                                                         Ps.        -       Ps.          2

Monetary loss from financial intermediation...........................   Ps.   (1,126)      Ps.   (168,482)

G. Administrative expenses
Personnel expenses....................................................   Ps.      754       Ps.      1,128
Directors and syndics fees............................................            123                  153
Other fees............................................................          2,181                3,085
Taxes.................................................................            693                  649
Other operating expenses..............................................            369                1,865
Other.................................................................            646                  250
                                                                         ------------       --------------
                                                                         Ps.    4,766       Ps.      7,130

Monetary gain from operating expenses.................................   Ps.        1       Ps.        229

Net income from financial brokerage                                      Ps.  (24,015)      Ps.     30,891

H. Miscellaneous income

Other.........................................                                  8,935                  598
                                                                         ------------       --------------
                                                                         Ps.    8,935       Ps.        598
I. Miscellaneous losses
Net income on long term investments (1)...............................   Ps.  194,947       Ps.  1,439,914
Other.................................................................          7,023                4,245
                                                                         ------------       --------------
                                                                         Ps.  201,970       Ps.  1,444,159

Monetary gain (loss) on other transactions............................   Ps.        8       Ps.        403

Income tax............................................................   Ps.       17       Ps.     59,244
                                                                         ------------       --------------
Net income for the period.............................................   Ps. (217,059)      Ps. (1,471,511)
                                                                         ============       ==============

(1) Includes the foreign currency position compensation.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                  (Expressed in thousands of Argentine pesos)


STATEMENT OF CASH FLOWS (PARENT COMPANY ONLY)

                                                                                   DECEMBER 31,
                                                                         --------------------------------
                                                                             2003               2002
                                                                         ------------       -------------

CHANGES IN CASH
Cash at the beginning of the period...................................   Ps.    1,293       Ps.       357
Increase / (decrease) in cash.........................................           (129)                936
                                                                         ------------       -------------
CASH AT END OF PERIOD                                                           1,164               1,293

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Less:
Operating expenses paid...............................................         (7,118)             (8,430)
Plus:
Other operating income received.......................................          3,382               7,000
                                                                         ------------       -------------
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES.......................         (3,736)             (1,430)

OTHER SOURCES OF CASH
Increase in short-term debts..........................................              -                 399
Increase in short-term investment.....................................         17,104             162,558
Other sources of cash.................................................            357               4,509
                                                                        -------------        ------------
OTHER SOURCES OF CASH.................................................         17,461             167,466

OTHER USES OF CASH
Increase in short-term loans..........................................              -              (1,452)
Increase in fixed assets..............................................              -                 (20)
Increase in long-term investments.....................................        (11,096)             (4,220)
Other uses of cash....................................................         (2,758)           (159,408)
                                                                        -------------        ------------
TOTAL OTHER USES OF CASH..............................................        (13,854)           (165,100)
                                                                        -------------        ------------
INCREASE / (DECREASE) IN CASH........................................   Ps.      (129)       Ps.      936
                                                                        =============        ============

NEW AUTHORITATIVE PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB") has issued certain Statements of Financial Accounting Standards ("SFAS") which are applicable to the Group, but are not yet required and have not yet been adopted.

In December 2003, the FASB issued a revision to Interpretation No.46, "Consolidation of Variable Interest Entities", or "Interpretation 46R." Interpretation 46R provides additional guidance. The Bank is presently evaluating the impact of the new interpretation, however, management does not expect that the adoption will have a material impact on its results of operation on financial position.

In April 2003, the FASB issued SFAS 149, " Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under SFAS 133. The adoption of SFAS 149 did not have a material impact on the Bank's consolidated results of operations or financial position.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS 150 did not have a material impact on the Bank's consolidated results of operation or financial position.