Form 20-F/A
GRUPO FINANCIERO GALICIA SA
filed 2005-04-12
CIK 1114700

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                   FORM 20-F/A
                                (Amendment No. 1)
                                -----------------

                     Annual Report Pursuant to Section 13 or
                  15(d) of the Securities Exchange Act of 1934

                   For the Fiscal Year Ended December 31, 2003
                         Commission File Number 0-30852
                                -----------------

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

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                     Yes [X] No [_]

     Indicate by check mark which financial statement item the registrant has elected to follow.
                                Item 17 [_] Item 18 [X]

================================================================================

                                EXPLANATORY NOTE

     This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed on July 13, 2004, is being filed solely to include in Item 6 disclosure of the Registrant's exemptions from certain corporate governance standards of The Nasdaq Stock Market, Inc. ("Nasdaq"). This Amendment No. 1 consists of a cover page, this explanatory note, Item 6, Item 19, the signature page, and the required certifications of the principal executive officer and principal financial officer.

     Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

                                -----------------

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Exemptions from certain Nasdaq Corporate Governance Standards
-------------------------------------------------------------

     Prior to March 3, 2005, the Marketplace Rules of Nasdaq provided that Nasdaq could grant exemptions from the Nasdaq corporate governance standards to a foreign issuer when those standards were contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer's country of domicile, except to the extent that such exemptions would be contrary to the U.S. federal securities laws. In connection with our application for the listing of our American Depositary Shares ("ADSs"), representing our common stock, on the Nasdaq National Market in 2000, we received exemptions from certain Nasdaq corporate governance standards. These exemptions and the practices we follow in lieu thereof are described below:

     o We are exempt from Nasdaq's requirement that we distribute to shareholders copies of our annual report containing our audited financial statements. Argentine law does not require such distribution and it is equally not customary business practice in Argentina for companies to distribute to shareholders copies of their annual report. Argentine law instead requires that companies make public a Spanish language annual report, including annual audited consolidated financial statements prepared in accordance with generally accepted accounting principles in Argentina, by filing such annual report with the Comision Nacional de Valores (the Argentine National Securities Commission or "CNV") and the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange or "Buenos Aires Exchange"), within 70 calendar days of the end of the company's fiscal year. Interim reports must be filed with the CNV and the Buenos Aires Exchange within 42 calendar days of the end of each fiscal quarter. The Buenos Aires Exchange publishes the annual reports and interim reports in the Buenos Aires Exchange bulletin and makes the bulletin available for inspection by all shareholders at its offices. In addition, our shareholders can receive copies of annual reports and any interim reports upon such shareholders' request. English language translations of such annual reports and interim reports are filed with the U.S. Securities and Exchange Commission. Also, we post the English language translation of our annual reports and quarterly press releases on our website. Furthermore, under the terms of the Second Amended and Restated Deposit Agreement, dated as of June 22, 2000, among us, The Bank of New York, as depositary (the "Depositary") and owners of ADSs issued thereunder, we are required to furnish the Depositary with, among other things, English language translations of our annual reports and each of our quarterly press releases. Annual reports and quarterly press releases are available for inspection by ADR holders at the offices of the Depositary located at, 101 Barclay Street, 22nd Floor, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders' meeting, the board of directors must provide to the shareholders, at the company's executive office or through electronic means, all information relevant to the shareholders' meeting, including copies of any documents to be considered by the shareholders (which includes the annual report), as well as proposals of the company's board of directors.

     o We are exempt from Nasdaq's requirement that we have, and certify that we have and will continue to have, an audit committee of at least three members, comprised solely of independent directors. Argentine law does not require that companies have an audit committee comprised solely of independent directors and it is equally not customary business practice in Argentina to have such a committee. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. We have a three member audit committee comprised of two independent directors. In addition, we have a supervisory committee ("comision fiscalizadora") composed of three 'syndics' which are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our by-laws.

     o We are exempt from Nasdaq's requirement that we certify that we have adopted a formal written audit committee charter and that the audit committee has reviewed and assessed the adequacy of the formal written charter on an annual basis. Argentine law requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof, and it is equally not customary business practice in Argentina for companies to review and assess their audit committee charter on an annual basis or otherwise. Argentine law instead requires that companies prepare a proposed plan or course of action with respect to those matters which are the responsibility of the company's audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee charter.

     o We are exempt from Nasdaq's requirement that our by-laws provide for a quorum for any meeting of the holders of our common stock of no less than 33 1/3% of our outstanding common voting shares. Argentine law does not require such a quorum and it is equally not customary business practice in Argentina for companies' by-laws to provide for such a quorum for any meeting of the holders of common stock. Argentine law, and our by-laws, distinguish between ordinary meetings and extraordinary meetings and, instead, require in connection with ordinary meetings, that a quorum consist of a majority of stock entitled to vote (an "absolute majority") of the votes present. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, constitute a quorum and resolutions may be adopted by an absolute majority of the votes present. Argentine law, and our by-laws, require in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our by-laws provide that a second meeting may be called which may be held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, change in our domicile outside of Argentina, total or partial recapitalization of our statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose) which require an approval by vote of the majority of all the stock entitled to vote.

     o We are exempt from Nasdaq's requirement that we solicit proxies, provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to Nasdaq. Argentine law does not impose such requirements and it is equally not customary business practice in Argentina to solicit proxies, provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to the local exchange. Argentine law instead requires that notices of shareholders' meetings be published, for five consecutive days, in the Official Gazette of the Republic of Argentina and in a widely circulated newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores S.A. (the Argentine equivalent to The Depository Trust Company in the U.S.) up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the surveillance committee ("consejo de vigilancia"), manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADS holders receive, prior to the shareholders' meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

     o We are exempt from Nasdaq's requirement that we conduct an appropriate review of all related party transactions on an ongoing basis and utilize our audit committee or a comparable body of the board of directors for the review of potential conflicts of interest where appropriate. Argentine law does not impose such a requirement and it is equally not customary business practice in Argentina for companies to review all related party transactions on an ongoing basis and for their audit committees, or comparable body of the board of directors, to review transactions for potential conflicts of interest. Argentine law instead requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation's net worth, measured pursuant to the last audited balance sheet, so long as the relevant transaction exceeds the equivalent of three hundred thousand Argentine Pesos (Ps.$ 300,000). Directors can contract with the corporation only on terms consistent with prevailing market conditions. If the contract is not in accordance with prevailing market conditions, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under

          Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholder's vote, such shareholder may be liable to the company for damages and the resolution may be declared void.

     Other than the descriptions noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.


ITEM 19. EXHIBITS

EXHIBIT                           DESCRIPTION

1.1       English translation of estatutos sociales (bylaws)**
2.1 Indenture, dated as of May 18, 2004, among the Bank, The Bank of New York and Banco Rio de la Plata S.A.**
4.1 Form of restructured loan facility (as evidenced by the note purchase agreement, dated as of April 27, 2004, among the Bank, Barclays Bank PLC, the holders party thereto and Deutsche Bank Trust Company Americas)**
8.1       List of Significant Subsidiaries**
12.1 Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2 Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.3 Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to Amendment No. 1
12.4 Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to Amendment No. 1
13.1 Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002*
13.2 Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002*
99.1 Registration Rights Agreement dated as of May 18, 2004, executed and delivered by Grupo Galicia for the benefit of certain holders of preferred shares**
99.2 Agreement, dated as of April 27, 2004, among Grupo Galicia, the International Finance Corporation, the Inter-American Investment Corporation, Commodity Credit Corporation and Deutsche Bank Trust Company Americas**

-----------------------
* Previously filed.
** Incorporated by reference to Grupo Financiero Galicia S.A.'s Annual Report on Form 20-F, filed on July 13, 2004.

                                    SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 and has duly caused and authorized the undersigned to sign the annual report on its behalf.

Date:  April 12, 2005

                                              GRUPO FINANCIERO GALICIA S.A.


                                              By:/s/ Antonio Garces
                                                 -------------------------------
                                                 Name:  Antonio Garces
                                                 Title:  Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT   DESCRIPTION

12.3 Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to Amendment No. 1

12.4 Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to Amendment No. 1