Form 20-F
period 2004-12-31
GRUPO FINANCIERO GALICIA SA
filed 2005-05-27
CIK 1114700

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON May, 26, 2005

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                   FORM 20-F

                     ANNUAL REPORT PURSUANT TO SECTION 13 OR
                  15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
                         COMMISSION FILE NUMBER 0-30852

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

             Class B Ordinary Shares, Ps. 1.00 par value . . . . 811,185,367

             Preferred Shares, Ps.1.00 par value . . . . . . . . 149,000,000

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

                             Item 17 [ ] Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                                                                                       Page
                                                                                                       ----
ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.......................................    5
ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.....................................................    5
ITEM 3.  KEY INFORMATION.............................................................................    5
         Selected Financial Data.....................................................................    5
         Exchange Rate Information...................................................................    8
         Risk Factors................................................................................    9
ITEM 4.  INFORMATION ON THE COMPANY..................................................................   20
         Organization................................................................................   20
         Organizational Structure....................................................................   20
         History.....................................................................................   21
         Capital Investments and Divestitures........................................................   27
         Business Overview...........................................................................   28
         Competition.................................................................................   40
         Sales and Marketing.........................................................................   41
         Property....................................................................................   42
         Selected Statistical Information............................................................   44
         Government Regulation.......................................................................   84
         Main Regulatory Changes in 2002, 2003 and 2004..............................................   85
         Argentine Banking System and Regulation.....................................................   91
ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS................................................  103
ITEM 5A. OPERATING RESULTS...........................................................................  103
         General.....................................................................................  103
         Inflation Accounting Adjustments............................................................  103
         Main Developments Since the 2001-2002 Crisis................................................  104
         Currency Composition of Our Balance Sheet...................................................  106
         The Argentine Economy in 2004...............................................................  107
         The Argentine Financial System in 2004......................................................  108
         Results of Operations for the Fiscal Years Ending December 31, 2004, December 31, 2003 and
         December 31, 2002...........................................................................  110
         U.S. GAAP and Argentine Banking GAAP Reconciliation.........................................  127
         Results by Segments.........................................................................  132
         Consolidated Assets.........................................................................  140
         Exposure to the Argentine Public Sector.....................................................  142
         Off-Balance Sheet Arrangements..............................................................  143
         Securitization of Assets....................................................................  144
         Funding.....................................................................................  146
         Contractual Obligations.....................................................................  149
         Other Commitments...........................................................................  151
         Critical Accounting Policies................................................................  152
         U.S. GAAP - Critical Accounting Policies....................................................  155
ITEM 5B. LIQUIDITY AND CAPITAL RESOURCES.............................................................  158
         Liquidity...................................................................................  158
         Capital.....................................................................................  163
         Capital Expenditures........................................................................  164
ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................................................  165
         Our Board of Directors......................................................................  165
         Functions of Our Board of Directors.........................................................  167
         Our Supervisory Committee...................................................................  167
         Compensation of Directors...................................................................  168
         Management of Grupo Galicia.................................................................  169

                                      (i)

                                TABLE OF CONTENTS

                                                                                                        Page
                                                                                                        ----
          Board of Directors of Banco Galicia.........................................................  169
          Functions of the Board of Directors of Banco Galicia........................................  171
          Banco Galicia's Executive Officers..........................................................  173
          Banco Galicia's Supervisory Committee.......................................................  175
          Compensation of Banco Galicia's Directors...................................................  175
          Compensation of Banco Galicia's Officers....................................................  176
          Employees...................................................................................  177
          Nasdaq Corporate Governance Standards.......................................................  178
          Share Ownership.............................................................................  179
ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........................................  180
          Major Shareholders..........................................................................  180
          Related Party Transactions..................................................................  182
ITEM 8.   FINANCIAL INFORMATION.......................................................................  183
          Legal Proceedings...........................................................................  183
          Dividend Policy and Dividends...............................................................  184
          Significant Changes.........................................................................  185
ITEM 9.   THE OFFER AND LISTING.......................................................................  186
          Shares and ADSs.............................................................................  186
          Argentine Securities Market.................................................................  189
          Market Regulations..........................................................................  190
ITEM 10.  ADDITIONAL INFORMATION......................................................................  191
          Description of Our Bylaws...................................................................  191
          Exchange Controls...........................................................................  198
          Taxation....................................................................................  198
          Material Contracts..........................................................................  204
          Documents on Display........................................................................  204
ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..................................  205
          General.....................................................................................  205
          Interest Rate Risk..........................................................................  206
          Foreign Exchange Rate Risk..................................................................  211
ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......................................  213
ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............................................  214
ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS................  214
ITEM 15.  CONTROLS AND PROCEDURES.....................................................................  214
ITEM 16.  [RESERVED]..................................................................................  216
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT............................................................  216
ITEM 16B. CODE OF ETHICS..............................................................................  216
ITEM 16C. PRINCIPAL ACCOUNTANTS' FEES AND SERVICES....................................................  216
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES..................................  217
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS......................  217
ITEM 17.  FINANCIAL STATEMENTS........................................................................  218
ITEM 18.  FINANCIAL STATEMENTS........................................................................  218
ITEM 19.  EXHIBITS....................................................................................  218

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

      We were formed on September 14, 1999, as a financial services holding company to hold all of the shares of capital stock of Banco Galicia held by members of the Escasany, Ayerza and Braun families. As a result, our only significant asset as of December 31, 1999, was our interest in Banco Galicia. In July 2000, we conducted an exchange offer in which we offered to exchange shares of Banco Galicia for shares of Grupo Galicia. As a result of the exchange offer, our only significant asset was our 93.23% interest in Banco Galicia. As of December 31, 2003, and December 31, 2004, our interest in Banco Galicia was 93.59% as a result of open-market purchases.

      For periods prior to July 1, 2000, the financial statements of Banco Galicia, as our predecessor, have been presented for fiscal years ended June 30. From July 1, 2000, the financial statements of Grupo Galicia have been presented for the six-month fiscal year ended December 31, 2000, and for the fiscal years ended December 31, 2001, 2002, 2003 and 2004.

      Grupo Galicia and Banco Galicia maintain their financial books and records in Argentine pesos and prepare their financial statements to conform to the accounting rules of the Argentine Central Bank, which prescribes the generally accepted accounting principles for all banks in Argentina. This annual report refers to those accounting principles as "Argentine Banking GAAP." Argentine Banking GAAP differs in certain relevant respects from generally accepted accounting principles in Argentina ("Argentine GAAP"). Argentine Banking GAAP also differs in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See Item 5. "Operating and Financial Review and Prospects -- Item 5A. Operating Results -- U.S. GAAP and Argentine Banking GAAP Reconciliation" and note 40 to our consolidated audited financial statements included in this annual report for a description of the principal differences between Argentine GAAP and Argentine Banking GAAP and note 41 to our financial statements for reconciliation of the principal differences between Argentine Banking GAAP and U.S. GAAP for the periods up to December 31, 2004. A reconciliation to U.S. GAAP of Grupo Galicia's net income and total shareholders' equity is presented for the three fiscal years ending December 31, 2004.

      In this annual report, references to "US$," "U.S. dollars," and "dollars" are to United States dollars and references to "Ps." or "pesos" are to Argentine pesos. Unless this annual report states otherwise, through December 31, 2001, the exchange rate used to convert foreign currency amounts into pesos on our balance sheets and income statements (as well as those of Banco Galicia) was the exchange rate quoted as of each relevant date or period end by Banco de la Nacion Argentina ("Banco Nacion"). In the case of dollars, until December 31, 2001, the Banco Nacion quotes for such exchange rates had been Ps. 1.0 per US$ 1.00, the peso-dollar parity introduced in 1991 by Law No. 23,128 (the "Convertibility Law").

      On January 7, 2002, Argentina abandoned the fixed peso-dollar parity. After devaluing the peso and setting the official exchange rate at Ps. 1.4 per US$ 1.0, on February 11, 2002, the Argentine government allowed the peso to float. Argentine Central Bank Communique "A" 3671, dated July 25, 2002, required that its published reference exchange rate be used by banks to value all foreign currency accounts instead of the exchange rate quoted by Banco Nacion. We began to use the reference exchange rate quoted by the Argentine Central Bank to value our foreign currency assets and liabilities in July 2002. Unless stated otherwise, in this annual report, references to the exchange rate since that time are to the reference exchange rate published by the Argentine Central Bank.

      The exchange rates used in the December 2004, and December 31, 2003, consolidated financial statements were Ps. 2.9738 per US$ 1.00 and Ps. 2.9330 per US$ 1.00, respectively, as quoted by the Argentine Central Bank. As of May 20, 2005, the exchange rate, as quoted by the Argentine Central Bank, was Ps.
2.8875 per US$ 1.00. Since Argentina has not been servicing its sovereign debt since the end of 2001, this rate may not accurately reflect the real value of the peso compared to that of the dollar.

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

      Mainly as a result of the abandonment in 2002 of the fixed exchange rate, Argentina experienced a high rate of inflation. Wholesale prices, as measured by the wholesale price index (the "WPI") published by the Instituto Nacional de Estadistica y Censos (National Institute of Statistics and Census or "INDEC"), increased approximately 118.44% in 2002. In accordance with then applicable accounting rules, starting January 1, 2002, we began to adjust our financial statements and those of Banco Galicia for inflation based on changes in the WPI. On July 17, 2002, the Argentine government published Decree No. 1269/02, repealing Decree No. 316/95 and reestablishing the policy of restating financial information to account for inflation for periods beginning on or after January 1, 2002. Consequently, inflation accounting was reintroduced in accordance with Argentine Central Bank Communique "A" 3702, Resolution No. 415/02 of the CNV and Resolution No. 240/02 of the Argentine Federation of Professional Councils of Economic Sciences ("FACPCE"), the body that establishes Argentine GAAP.

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

      Therefore, in this annual report and in the financial statements included herein as of and for the fiscal year ended December 31, 2004, our figures and Banco Galicia's figures do not include any inflation accounting effect and our figures and Banco Galicia's figures as of and for the fiscal year ended December 31, 2003, include the effects of inflation accounting through February 28, 2003. The WPI increased 0.87% between January 1, 2003 and February 28, 2003. Figures for periods prior to December 31, 2002, have been restated in constant Argentine pesos as of February 28, 2003, applying the approximately 120.35% change in the WPI for the period from January 1, 2002, to February 28, 2003. In addition, for comparison purposes and unless stated otherwise, we have restated in constant pesos of February 28, 2003, all other financial data as of and for periods prior to February 28, 2003, included in this annual report.

      Throughout this annual report, "asymmetric pesification" refers to the compulsory asymmetric conversion in January 2002 of most dollar-denominated assets and certain liabilities of Argentine financial institutions into peso-denominated assets and liabilities at different exchange rates. This is more fully described in Item 4. "Information on the Company -- Main Regulatory Changes in 2002, 2003 and 2004."

      In accordance with Argentine Central Bank rules, the effects of certain regulatory changes that occurred in 2004 have been recorded under the equity account "Adjustments to Prior Fiscal Years' Results." As a result of these regulatory changes, and for comparison purposes, previous fiscal years' figures in this annual report have been restated, when corresponding, to reflect these adjustments. The following is a description of the aforementioned regulatory changes and their impact on our financial condition:

- On January 30, 2004, through its Communique "A" 4084, the Argentine Central Bank modified the criteria for the valuation of public sector assets. In accordance with its Communique "A" 4095, the effect generated by such modification had to be recorded under the equity account "Adjustments to Prior Fiscal Years' Results". The most significant changes related to : (i) the treatment applicable to those assets to be granted as collateral of the advance to be received by the Bank from the Argentine Central Bank for the purchase of the bond that banks became entitled to purchase in connection with the compensation of the negative effects of the asymmetric pesification, in accordance with Decree No.905/02 (which bond is referred to herein as the "Hedge Bond"); and (ii) the treatment of past-due and unpaid public-sector debt instruments. For a description of the Hedge Bond and of the Argentine Central Bank rules for the valuation of public sector assets, see Item 4. "Information on the Company -- Main Regulatory Changes in 2002, 2003 and 2004 -- Compensation to Financial Institutions -- For the Asymmetric Pesification and its Consequences" and Item 4. "Information on the Company -- Selected Statistical Information -- Government and Corporate Securities -- Valuation," respectively.

- Based on the provisions of Law No. 25,709, at the close of fiscal year 2003, in accordance with the rules issued as of that date, the Bank had recorded an asset for the difference generated by the Argentine government measures establishing the conversion of bank dollar-denominated assets and liabilities into peso-denominated assets and liabilities (referred to herein as "pesification"), which provided for the adjustment of the principal of certain pesified loans by a coefficient based on the variation of salaries (the "CVS" coefficient) instead of a coefficient based on the variation of consumer prices (the "CER" coefficient) which was used to adjust the principal of all other pesified assets and liabilities. This was known as the "asymmetric indexation." Law No. 25,796, published in the Boletin Oficial of the Republic of Argentina (the "Official Gazette") on November 17, 2003, set forth the compensation to financial institutions by the Argentine Government for the negative effects generated on their financial condition by the asymmetric indexation. Subsequently, through the issuance of different rules, the Ministry of Economy and the Argentine Central Bank further regulated Law No. 25,796, in a way that, in the Bank's opinion, is contrary to the provisions of Law No. 25,796. Given the lack of definitions regarding this issue, as of December 31, 2004, the aforementioned asset was written off against the equity account "Adjustments to Prior Fiscal Years' Results", in accordance with the criteria settled by Argentine Central Bank's Communique "A" 4202, and against reserves established for such purpose for the remaining amount. See Item 4. "Information on the Company -- Main Regulatory Changes in 2002, 2003 and 2004 -- Compensation to Financial Institutions -- For the Asymmetric Indexation and for Differences Related to Amparo Claims."

      For further information, see note 38 to our financial statements.

      As of December 31, 2004, the Bank's Bogar (Secured Bonds issued by the Fondo Fiduciario para el Desarrollo Provincial (Fiduciary Fund for Provincial Development or "FFDP") in the provincial governments' debt exchange established by Decree No. 1579/02) were recorded under "Government Securities" while in previous years they were recorded under "Loans" (given that in such exchange the Bank had opted to exchange the Bogar received for Secured Loans). This is a consequence of the fact that, for the time being, the Bank will not make use of its chosen option to exchange the Bogar for Secured Loans. For comparative purposes, throughout this annual report (except as noted) the holdings of Bogar were reclassified as government securities as of December 31, 2003.

      Unless otherwise indicated, we have derived all market share and other industry information from information published by the Argentine Central Bank.

      This annual report contains forward-looking statements that involve substantial risks and uncertainties, including, in particular, statements about our plans, strategies and prospects under the captions Item 4. "Information on the Company -- Business Overview," Item 5. "Operating and Financial Review and Prospects -- Item 5A. Operating Results" and Item 5. "Operating and Financial Review and Prospects -- Item 5B. Liquidity and Capital Resources." All statements other than statements of historical facts contained in this annual report (including statements regarding our future financial position, business strategy, budgets, projected costs and management's plans and objectives for future operations) are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of such words as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue" or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we do not provide any assurance with respect to these statements. Because these statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely include but are not limited to:

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

- The financial statements for the fiscal year ended December 31, 2004 do not include any effect for inflation accounting. The financial statements for the fiscal year ended December 31, 2003, include the effects of inflation accounting through February 28, 2003. The financial statements as of and for the fiscal year ended December 31, 2002, and the financial data for prior periods have been restated in constant pesos of February 28, 2003.

- The selected consolidated financial information as of December 31, 2004, and 2003, and for the fiscal years ending December 31, 2004, 2003, and 2002, has been derived from our audited consolidated financial statements included in this annual report.

- The selected consolidated financial information as of December 31, 2002, 2001 and 2000, and June 30, 2000, and for the six-month period ended December 31, 2000, and for the fiscal year ended June 30, 2000, has been derived from our audited consolidated financial statements not included in this annual report.

- We prepare our financial statements in accordance with Argentine Banking GAAP, which differs from Argentine GAAP and U.S. GAAP. Our audited consolidated financial statements contain a description of the principal differences between Argentine GAAP and Argentine Banking GAAP and a reconciliation to U.S. GAAP of our shareholders' equity as of December 31, 2004, 2003 and 2002, and our net income for the three years ended December 31, 2004. See notes 40 and 41 to our audited consolidated financial statements included in this annual report.

- You should read this data in conjunction with Item 5. "Operating and Financial Review and Prospects" and our audited consolidated financial statements.

                                                                                                                          BANCO
                                                           GRUPO FINANCIERO GALICIA                                      GALICIA
                                           ---------------------------------------------------------------------------------------
                                                                                                      6 MONTHS         FISCAL YEAR
                                                             FISCAL YEAR ENDED                         ENDED               ENDED
                                                             -----------------                       ----------        ------------
                                                                DECEMBER 31,                         DECEMBER 31,         JUNE 30,
                                           ---------------------------------------------------------------------------------------
                                               2004        2004          2003        2002        2001         2000       2000
----------------------------------------------------------------------------------------------------------------------------------
                                           (in millions
                                            of U.S.
                                            dollars,
                                            except
                                              as         (in millions of pesos,     (in millions of February 28, 2003,
                                           noted)(1)     except as noted)(1)        constant pesos, except as noted)(1)
CONSOLIDATED INCOME STATEMENT IN
ACCORDANCE WITH ARGENTINE BANKING GAAP
Financial Income........................  US$   468.0  Ps. 1,391.6   Ps. 1,452.1   Ps.5,757.3  Ps. 3,586.8  Ps. 1,807.3 Ps. 3,303.9
Net Financial Income (2)................         75.4        224.2         147.3      1,196.9      1,460.7        831.7     1,593.1
Provision for Losses on Loans and Other
  Receivables...........................         64.0        190.2         286.4      1,648.6      1,008.5        272.4       549.8
Income before Taxes.....................        (22.3)       (66.1)       (221.6)    (2,812.9)       423.7        313.5       507.9
Income Tax..............................        (14.7)       (43.8)         (0.6)       (66.4)      (159.1)      (115.4)     (163.5)
Net Income before the Absorption........         (37.0)      (109.9)       (222.2)    (2.879.3)       264.6        198.1      344.4
Absorption subject to the Approval of the
Annual Shareholders Meeting.............             -            -             -      1,370.0            -            -          -
Net Income after the Absorption.........         (37.0)      (109.9)       (222.2)    (1,509.3)       264.6        198.1      344.4
Adjusted Net Income per Share (in Pesos)
 (**)...................................        (0.031)      (0.093)       (0.203)      (1.382)       0.242        0.194      0.294
Cash Dividends per Share (in Pesos).....             -            -             -            -            -            -        0.4
Book Value per Share (in Pesos).........         0.412        1.224         1.299        1.465        2.841        2.843      2.285
Stock Dividends per Share (in Pesos)....             -            -             -            -            -            -          -
AMOUNTS IN ACCORDANCE WITH U.S. GAAP

Net Income (loss).......................   US$    (0.4) Ps.    (1.1)  Ps.   731.3   Ps.  422.5  Ps.(8,638.4) Ps.   216.6  Ps. 361.4

Adjusted Net Income (loss) per Share
 (in Pesos).............................        (0.000)      (0.001)        0.669        0.386       (7.907)       0.212      0.309
Book Value (deficit) per Share
 (in Pesos).............................        (0.866)      (2.574)        4.077       (4.964)      (5.390)       2.629      2.281
Financial Income........................         487.2      1,448.7       2,752.0      2,613.1      3,569.3      1,813.5    3,297.3
Net Financial Income ...................          94.6        281.3       1,249.1     (1,947.3)     1,444.2        837.7    1,586.5
Provision for Losses on Loans and Other
  Receivables ..........................          70.6        210.0         274.6        928.8      4,731.0        261.2      514.1
Income Tax..............................          11.9         35.4         (38.4)        66.5        212.9        102.5      146.0
CONSOLIDATED BALANCE SHEET IN ACCORDANCE
WITH ARGENTINE BANKING GAAP
Cash and Due from Banks.................   US$   332.5  Ps.   988.7   Ps.   826.2   Ps.  576.8  Ps. 1,139.9  Ps. 1,366.4 Ps. 1,378.0
Government Securities, Net..............       1,855.5      5,518.0       6,407.1      1,786.5        273.3        170.1       906.0
Loans, Net .............................       2,837.5      8,438.2       7,506.5     10,682.1     20,107.2     20,363.1    20,551.3
Total Assets............................       7,953.0     23,650.6      22,822.9     23,864.1     27,877.6     36,888.4    35,435.5
Deposits................................       2,272.1      6,756.9       5,584.0      5,209.4     13,502.8     19,619.2    19,266.2
Other Funds (3).........................       5,169.9     15,374.2      15,819.5     17,053.9     11,271.3     14,358.8    13,234.0
Total Shareholders' Equity..............         511.0      1,519.5       1,419.4      1,600.8      3,103.5      2,910.4     2,935.3
Average Total Assets (4)................       7,642.0     22,725.9      22,530.3     29,500.9     31,967.4     33,430.0    30,767.8
PERCENTAGE OF PERIOD-END BALANCE SHEET
ITEMS
DENOMINATED IN DOLLARS:
Loans, Net of Allowances................         10.43%       10.43%         9.36%        9.11%       86.34%       79.85%     77.55%
Total Assets............................         32.92        32.92         36.39        43.20        80.05        75.65       74.20
Deposits................................         20.89        20.89         29.67        40.08        81.15        70.61       69.43
Total Liabilities.......................         29.57        29.57         36.87        43.98        74.07        79.06       78.56
AMOUNTS IN ACCORDANCE WITH U.S. GAAP
Trading Securities......................   US$   189.9  Ps.   564.7   Ps.   328.8   Ps.   35.5  Ps.   141.9  Ps.   228.7  Ps.  858.2
Available-for-Sale Securities...........       1,319.2      3,923.1       3,727.9      1,380.6      2,914.3      4,377.4     3,658.8
Total Assets............................       5,719.0     17,007.3      14,835.2     14,821.9     21,061.8     32,797.3    32,180.9
Total Liabilities.......................       6,793.6     20,203.0      19,288.5     20,244.2     26,949.6     30,105.2    29,509.6
Shareholders' Equity (Deficit)..........      (1,074.6)    (3,195.7)     (4,453.3)    (5,422.3)    (5,887.8)     2,692.1     2,671.3

                                                                                                             BANCO
                                                                       GRUPO GALICIA                        GALICIA
                                                      ---------------------------------------------------- --------
                                                                                                            FISCAL
                                                                                             6 MONTHS        YEAR
                                                                  FISCAL YEAR ENDED            ENDED         ENDED
                                                      ---------------------------------------------------- --------
                                                                                                 DECEMBER
                                                                     DECEMBER 31,                  31,     JUNE 30,
                                                      ---------------------------------------------------- --------
                                                         2004       2003       2002       2001      2000      2000
--------------------------------------------------------------------------------------------------------------------
                                                        (in millions of
                                                        pesos, except as   (in millions of February 28, 2003,
                                                           noted)(1)        constant pesos, except as noted)(1)
SELECTED RATIOS

RATIOS IN ACCORDANCE WITH ARGENTINE GAAP
PROFITABILITY AND EFFICIENCY
 Net Yield on Interest Earning Assets (5)(*)..........    1.02%      0.89%      3.66%     6.54%      5.98%     6.18%
 Financial Margin (6)(*)..............................    1.08       0.71       4.44      5.36       5.88      6.07
 Return on Average Assets (7)(*)......................   (0.42)     (0.95)     (6.04)     0.90       1.27      1.12
 Return on Average Shareholders' Equity (8)(*)........   (7.32)    (14.53)    (62.06)     8.67      14.68     12.41
 Net Income from Services as a Percentage of
  Operating Income (9)                                   66.06      73.08      24.95     39.22      33.64     32.13
 Efficiency ratio (10)................................   94.46     113.91      61.58     57.00      53.09     57.04
CAPITAL

 Shareholders' Equity as a Percentage of Total
  Assets..............................................    6.42%      6.22%      6.71%    11.13%      7.89%     8.28%
 Total Liabilities as a Multiple of Shareholders'        14.56x     15.08x     13.91x     7.98x     11.68x    11.07x
  Equity..............................................
 Total Capital Ratio (11).............................   25.11%         -          -     17.18%     15.26%    17.34%
LIQUIDITY

 Cash and Due from Banks as a Percentage of Total
  Deposits............................................   14.63%     14.80%     11.07%     8.44%      6.96%     7.15%
 Loans, Net as a Percentage of Total Assets...........   35.68      32.89      44.76     72.13      55.21     58.00
CREDIT QUALITY

 Past Due Loans (12) as a Percentage of Total
  Loans ..............................................    4.97%     11.70%      9.93%     4.96%      3.46%     3.40%
 Non-Accrual Loans (13) as a Percentage of Total
  Loans ..............................................    7.74      15.04      13.08      6.74       4.04      3.95
 Allowance for Loan Losses as a Percentage of
 Non-accrual Loans (13) ..............................   90.51      90.61     104.45     73.93      70.38     69.07
 Net Charge-Offs (14) as a Percentage of Average
 Loans................................................    3.77%      1.98%      1.89%     2.20%      2.20%     2.80%
RATIOS IN ACCORDANCE WITH U.S. GAAP
Capital
 Shareholders' Equity (deficit) as a Percentage of
Total Assets..........................................  (18.79)%   (30.02)%   (36.58)%  (27.96)%     8.21%     8.30%
 Total Liabilities as a Multiple of Total
Shareholders' Equity..................................   (6.32)     (4.33)x    (3.73)x   (4.58)x    11.18x    11.05x
Liquidity

 Loans, Net as a Percentage of Total Assets...........   43.91%     43.32%     55.03%    61.11%     62.07%    63.79%
Credit Quality

 Allowance for Loan Losses as a Percentage of
Non-Accrual Loans.....................................   84.75%     85.98%    101.48%   136.89%     72.99%    73.07%
INFLATION AND EXCHANGE RATE

 Inflation (Deflation) (15) (16)......................    7.84%      2.03%    118.44%    (4.30)%    (0.55)%    4.51%
 Currency Devaluation Rate (16)  (%)..................    1.39     (12.79)    236.30        -          -          -
 CER (17).............................................    5.48       3.66      40.53        -          -          -
 CVS (18).............................................    5.32      15.85       0.83        -          -          -

(*)   Annualized for the six-month period ended December 31, 2000.

(**) Before the loss absorption mechanism established by Argentine Central Bank Communique "A" 3800, net income per share for fiscal year 2002 was Ps. (2.636).

(1) The exchange rate used to convert the December 31, 2004, amounts into U.S. dollars was Ps. 2.974 per US$ 1.00. All amounts are stated in millions of pesos, except inflation, percentages, ratios, multiples and per-share data.

(2) Net financial income represents mainly income from interest on loans and other receivables from financial brokerage plus net income from government and corporate debt securities, including gains and losses, less interest on deposits and other liabilities from financial intermediation and monetary loss from financial brokerage. For fiscal years 2002, 2003 and 2004, it also includes the CER adjustment.

(3) Includes mainly liabilities with the Argentine Central Bank, other banks and international entities.

(4) The average balances of assets and liabilities, including the related interest receivable and payable are calculated on a daily basis for Banco Galicia and for Galicia Uruguay and on a monthly basis for us and our nonbanking subsidiaries as well as for Tarjetas Regionales S.A. (the regional credit card company in which the Bank holds majority interests).

(5) Net interest earned divided by interest-earning assets. For a description of net interest earned, see Item 4. "Information on the Company -- Selected Statistical Information -- Interest-Earning Assets -- Net
      Yield on Interest-Earning Assets."

(6) Financial margin represents net financial income divided by average interest-earning assets.

(7) Net income plus minority interest plus unrealized valuation difference as a percentage of average total assets. Before the loss absorption mechanism allowed by Argentine Central Bank Communique "A" 3800, this ratio was (10.68)% for fiscal year 2002.

(8) Net income plus unrealized valuation difference as a percentage of average shareholders' equity. Before the loss absorption mechanism allowed by Argentine Central Bank Communique "A" 3800, this ratio was (118.40) % for fiscal year 2002.

(9) Operating income is defined as net financial income plus net income from services plus monetary loss from financial intermediation plus the unrealized valuation difference. Excluding from the calculation the unrealized valuation difference (in accordance with Argentine Central Bank Communique "A" 3703), this ratio was 278.90% for fiscal year 2002.

(10) Administrative expenses net of the monetary gain (loss) from operating expenses as a percentage of operating income as defined above. Excluding from the calculation the unrealized valuation difference (in accordance with Argentine Central Bank Communique "A" 3703), this ratio was 688.34% for fiscal year 2002.

(11) Compliance with the capital adequacy rules of the Argentine Central Bank was suspended during 2002 and 2003 (including December 31, 2002, and December 31, 2003). See Item 4."Information on the Company -- Selected Statistical Information -- Regulatory Capital."

(12) Past-due loans consist of amounts of entire loan principal and interest receivable for those loans for which either the principal or any interest payment is 91 days or more past due.

(13) Non-Accrual loans are defined as those loans falling into the following categories under the Argentine Central Bank's classification system: (a) consumer: defective fulfillment, difficulty in recovery, uncollectible or uncollectible for technical reasons and (b) commercial: with problems, high risk of insolvency, uncollectible or uncollectible for technical reasons.

(14)  Charge-offs plus direct charge-offs minus bad debts recovered.

(15)  As measured by changes in the wholesale price index (WPI) in Argentina.

(16)  Source: INDEC.

(17) The "CER" is the "Coeficiente de Estabilizacion de Referencia", an adjustment coefficient based on changes in the consumer price index, which became effective February 3, 2002. See Item 4. "Information on the Company -- Main Regulatory Changes in 2002, 2003 and 2004."

(18) The "CVS" is the "Coeficiente de Variacion Salarial", an adjustment coefficient based on the variation of salaries, which was effective between October 1, 2002 and March 31, 2004. See Item 4. "Information on the Company -- Main Regulatory Changes in 2002, 2003 and 2004." The percentage disclosed for FY 2004 corresponds to the variation between January 1, 2004 and March 31, 2004.

EXCHANGE RATE INFORMATION

      On January 7, 2002, the Argentine Congress enacted Law No. 25,561
(the Public Emergency and Foreign Exchange System Reform Law, the "Public Emergency Law"), abandoning over 10 years of fixed U.S. dollar - peso parity. After devaluing the peso and setting the official exchange rate at Ps. 1.4 per US$ 1.0, on February 11, 2002, the Argentine government allowed the peso to float. The shortage of dollars and their heightened demand caused the peso to devalue significantly in the first half of 2002. Since mid 2002, the peso appreciated versus the dollar. There can be no assurance that the peso will not depreciate in the future.

         The following table sets forth the annual high, low, average and period-end exchange rates for U.S. dollars for the periods indicated, expressed in pesos per dollar and not adjusted for inflation.

                                          ------------------------------------------------------------------------
                                                                        EXCHANGE RATE (1)
                                          ------------------------------------------------------------------------
                                               HIGH               LOW             AVERAGE (2)       PERIOD-END
                                          --------------   -----------------   ----------------   ----------------
1999...................................       1.0000             1.0000             1.0000 (3)         1.0000
2000...................................       1.0000             1.0000             1.0000 (3)         1.0000
2001...................................       1.0000             1.0000             1.0000 (3)         1.0000
2002...................................       3.9000             1.0000             3.0724 (3)         3.3630
2003...................................       3.3625             2.7485             2.9491 (3)         2.9330
2004...................................       3.0718             2.8037             2.9415 (3)         2.9738

November 2004                                 2.9757             2.9343             2.9546             2.9510
December 2004                                 2.9913             2.9418             2.9709             2.9738
January 2005...........................       2.9718             2.9233             2.9460             2.9253
February 2005..........................       2.9353             2.8893             2.9153             2.9327
March 2005.............................       2.9522             2.9142             2.9266             2.9233
April 2005.............................       2.9188             2.8823             2.9004             2.9133
May 2005 (through May 20, 2005)........       2.9040             2.8843             2.8930             2.8875

(1)Until June 2002, asked closing quotations as quoted by Banco Nacion. Since July 2002, closing reference exchange rate as published by the Argentine Central Bank.

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

                     RISK FACTORS RELATING TO GRUPO GALICIA

WE ARE A HOLDING COMPANY, AND OUR ABILITY TO PAY CASH DIVIDENDS DEPENDS ON THE PROFITABILITY OF OUR SUBSIDIARIES

      We are a holding company, and as such we conduct all of our operations through our subsidiaries. As a holding company, we expect dividends or other intercompany transfers of funds from our subsidiaries to be our primary source of funds to pay our expenses and dividends. Banco Galicia is our most significant subsidiary. As of December 31, 2004, Banco Galicia accounted for 99.2% of our consolidated assets and 98.9% of our consolidated net loss. While we do not anticipate conducting operations at our level, any expenses we incur, in excess of minimum levels, will reduce amounts available to be distributed to our shareholders. The ability of our subsidiaries to pay dividends and make other payments to us will depend on their results of operations and financial condition and may be restricted by, among other things, applicable corporate and other laws and regulations and agreements of our subsidiaries. In addition, our ability to pay dividends will be subject to legal and other requirements at our level.

      During 2004, 2003 and 2002 we did not receive any dividends from Banco Galicia. In addition, Banco Galicia is prohibited from paying any cash dividends or making any advances, loans or capital contributions to us, its other affiliates or subsidiaries for so long as amounts are due to the Argentine Central Bank for financial assistance previously received by Banco Galicia. Furthermore, Banco Galicia is restricted from paying dividends as under Argentine Central Bank regulations it must reduce its retained earnings available to be distributed as cash dividends by the difference between the market value and the carrying value of the Compensatory and Hedge bonds, after netting the legal reserve and other reserves established by Banco Galicia's bylaws. Consequently, our ability to distribute cash dividends to our shareholders has been, and continues to be, materially and adversely affected.

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

WE ARE SUBJECT TO CORPORATE DISCLOSURE AND ACCOUNTING STANDARDS THAT MAY LIMIT THE INFORMATION AVAILABLE TO OUR SHAREHOLDERS

      A principal objective of the securities laws of the United States, Argentina and other countries is to promote full and fair disclosure of all material information of companies issuing securities. However, there may be less publicly available information about us than is regularly published by or about listed companies in certain countries with highly developed capital markets, such as the United States. While we are subject to the periodic reporting requirements of the Securities Exchange Act of 1934 as amended (the "Exchange Act"), the periodic disclosure required of non-U.S. issuers under the U.S. Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Furthermore, Grupo Galicia is not required to comply with the U.S. Securities and Exchange Commission ("SEC") proxy rules in connection with shareholders' meetings.

      We maintain our financial books and records in pesos and prepare our financial statements in conformity with Argentine Banking GAAP, which differs in certain respects from Argentine GAAP and U.S. GAAP.

      See Item 5. "Operating and Financial Review and Prospects -- Item 5A. Operating Results -- U.S. GAAP and Argentine Banking GAAP Reconciliation" and
note 41 to our consolidated audited financial statements included in this annual report for a description of the principal differences between Argentine Banking GAAP and U.S. GAAP.

      For a description of the differences between Argentine and Nasdaq corporate governance requirements, see Item 6. "Directors, Senior Management and Employees -- Nasdaq Corporate Governance Standards."

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

THE CURRENT GROWTH AND STABILIZATION MAY NOT BE SUSTAINABLE, WHICH COULD ADVERSELY AFFECT THE ECONOMY, THE FINANCIAL SYSTEM AND OUR PROSPECTS

      During 2001 and 2002, Argentina went through a period of great political, economic and social instability, which led to the early resignation of the President in office in December 2001, a significant fall in economic activity, a banking crisis, the default on part of Argentina's sovereign debt, the devaluation of the Argentine peso in January 2002 and high inflation. In early 2002, the Argentine government undertook a number of far-reaching initiatives that radically changed the monetary and foreign exchange regime of the country and the regulatory environment for doing business in Argentina for all sectors of activity, including the financial sector. The impact of the crisis and these measures on the Argentine economy was significant and remains uncertain in the long run.

      If the current administration is not capable of implementing economic policies needed to turn the economic growth Argentina is experiencing into sustainable development in the long run, or if it is not capable of keeping inflation under control, there is considerable risk that political and economic instability will increase. This would likely have a negative impact on the Argentine economy and on the financial system, including us and Banco Galicia. In addition, we cannot assure you that the economy will not suffer additional shocks, especially if political pressure in Argentina inhibits the implementation of economic policies designed to generate growth and enhance consumer and investor confidence, while keeping inflation under control.

ARGENTINA'S FAILURE TO REACH AN AGREEMENT WITH THE IMF COULD PREVENT ECONOMIC GROWTH, WHICH WOULD ADVERSELY AFFECT THE ECONOMY, THE FINANCIAL SYSTEM AND OUR PROSPECTS

      Although Argentina did not default on its debt with multilateral agency creditors, during most of 2002 and 2003, numerous rounds of negotiations with the International Monetary Fund (the "IMF") were necessary for Argentina to reach a medium-term agreement with the IMF and the medium-term refinancing of its debt with the IMF in 2003.

      Conversations between Argentina and the IMF to review the country's performance and set new performance criteria for the next years were suspended in the second half of 2004, until the completion of the foreign debt restructuring. The exchange offer to restructure Argentina's defaulted sovereign foreign debt closed in February 25, 2005, with a 76% creditor participation, but settlement of the offer did not commence until May 24, 2005 and is currently pending due to legal actions raised by creditors that did not participate in the offer. And, while the IMF has seen the 76% creditor participation as an important step, it has expressed the view that Argentina should now formulate a strategy to address the issue of remaining arrears. There are other issues such as the renegotiation of utility tariffs and the monetary and fiscal policy targets, among others, upon which the IMF and the Argentine government do not or may not agree.

      Currently Argentina has limited access to the foreign capital markets and depends on the IMF and other multilateral lending as its main source of foreign capital. Consequently, if Argentina fails to reach an agreement with the IMF, the IMF could decrease its lending to Argentina while other multilateral financial institutions lending is conditioned to the reaching of an agreement with the former. This would have a negative impact on Argentina's economic prospects and on our and Banco Galicia's prospects.

      In addition, Argentina's economic growth in the long run is dependent, among others, on it regaining access to the voluntary international capital markets and to foreign direct investment. In general, Argentina's access to the voluntary international capital markets and to foreign direct investment are viewed as dependent on the satisfactory resolution of pending issues with the IMF. If such issues are not resolved, there is considerable risk that

Argentina would lack the sources of capital needed to sustain economic growth and poor economic growth would likely trigger political and economic instability. This would negatively affect our and Banco Galicia's prospects.

      If the inability of the Argentine government and the private sector to access foreign financing continues, the fiscal situation of the country could be severely affected, undermining the ability of the government to implement adequate economic policies (including structural reforms) and preventing the private sector from reembarking on a positive investment cycle. If economic growth fails to materialize in the medium and long term, political and economic volatility are likely to recur. This would most likely negatively and materially impact the different entities operating in Argentina, including the financial system, us and Banco Galicia.

INFLATION MAY RISE FROM CURRENT LEVELS AND UNDERMINE THE ECONOMY

      In the first four months of 2005 consumer prices increased 4.53% and wholesale prices increased 3.61%.

      In the past, inflation has materially undermined the Argentine economy and the government's ability to create conditions that would permit economic growth. In addition, high inflation or high volatility in inflation rates would negatively and materially affect the business volume of the financial system and preclude it from resuming financial intermediation activities. This could be expected in turn to negatively affect the level of economic activity and employment. High inflation would also undermine Argentina's foreign competitiveness by diluting the positive effects of the peso devaluation, with the same negative effects on the level of economic activity and employment. All these effects would have a negative impact on our business. We cannot assure you that higher rates of inflation will not negatively affect the Argentine economy in the future.

ARGENTINA'S ECONOMY AND ITS REAL, FINANCIAL AND SECURITIES MARKET REMAIN VULNERABLE TO EXTERNAL SHOCKS WHICH COULD HAVE AN ADVERSE EFFECT ON THE COUNTRY'S ECONOMIC GROWTH AND ON OUR PROSPECTS

      Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other emerging market countries. Although economic conditions vary from country to country, investors' reactions to the events occurring in one country may substantially affect capital flows into and securities from issuers in other similar countries, including Argentina. Lower capital inflows and falling securities prices negatively affect the real economy through higher interest rates or currency volatility.

      In the past, Argentina's economy has been adversely affected by economic developments in other emerging market countries. Among others, the political and economic events that occurred in Mexico in 1994 and the collapse of several Asian economies between 1997 and 1998, to cite two well-known emerging market downturns of the 1990s, adversely impacted the Argentine economy. These and similar developments can be expected to affect the Argentine economy in the future. We cannot assure you that Argentina's economy will not be adversely impacted by events affecting other emerging markets.

      In addition, Argentina may also be affected by economic conditions of major trade partners, such as Brazil, or countries with developed economies, such as the United States, that are significant trade partners and/or have influence over world economic cycles. For instance, if interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. If these countries are also Argentina's trade partners, the negative effect would be increased, through a decrease in Argentine exports. We cannot assure you that events affecting other markets will not have an adverse effect on Argentina's growth.

A DECLINE IN INTERNATIONAL PRICES FOR ARGENTINA'S MAIN COMMODITY EXPORTS COULD HAVE AN ADVERSE EFFECT ON ARGENTINA'S ECONOMIC GROWTH AND ON OUR PROSPECTS

      Argentina's financial recovery from the 2001-2002 crisis has been significantly assisted by the increase in prices for Argentina's main commodity exports, such as soy. These high commodity prices have contributed to the increase in Argentine exports since the third quarter of 2002 and to high government revenues from taxes on exports which were introduced in 2002. While still historically at high levels, certain international commodity prices have begun to decrease recently. If international commodity prices decrease significantly, the growth of the Argentine economy could be adversely affected and government revenues which became highly dependent on taxes on exports after the 2001-2002 crisis, would decrease. This would have a negative impact on public finances and the Argentine government's ability to service its debt and could either generate recessionary or inflationary pressures depending on the government's reaction. Either of these results would negatively impact our and Banco Galicia's prospects.

A FURTHER SIGNIFICANT DEVALUATION OF THE PESO WOULD ADVERSELY AFFECT THE ARGENTINE ECONOMY

      Despite the positive effects of the real depreciation of the peso on the competitiveness of certain sectors of the Argentine economy, it has had far-reaching negative impacts on the Argentine economy and on businesses, and individuals' financial condition. The devaluation of the peso has had a negative impact on the ability of Argentine businesses to honor their foreign debt, has led to very high inflation in 2002, it strongly reduced real wages, had a negative impact on businesses whose activity is dependent on the domestic market demand, such as utilities and the financial industry, and adversely affected the Argentine government's ability to honor its foreign debt obligations.

      A further significant devaluation of the peso would have the same negative impacts on the Argentine government, businesses and financial institutions operating in Argentina and individuals, as explained above, and would have a negative impact on us and on Banco Galicia.

A SIGNIFICANT APPRECIATION OF THE PESO COULD ADVERSELY AFFECT ARGENTINA'S FOREIGN COMPETITIVENESS AND ITS ECONOMIC GROWTH

      During 2003 and 2004, the peso recovered a part of its value versus the dollar. Among other reasons, this appreciation was the result of reduced imports, increasing exports and the lack of local demand for dollars resulting from the Argentine government's default on part of its foreign debt as well as the default by numerous private-sector companies on their payments to foreign creditors. The Argentine Central Bank prevented the peso from appreciating further through the purchase of the foreign exchange market surplus. Such policy did not translate into high inflation due to a strong demand for pesos from the public.

      The emergence of inflationary pressures in early 2005 would prevent the Argentine Central Bank from continuing to intervene in the foreign exchange market. As a result, a significant real appreciation of the peso could take place, due to the need to control inflation. A significant real appreciation of the peso would adversely affect Argentina's competitiveness and exports and reduce the Argentine public sector's revenues by reducing tax collection in real terms, given the strong reliance of the public sector on taxes on exports. The government would have to identify other sources of revenues or reduce spending to close the fiscal gap resulting from decreasing export tax receipts. This would have a negative impact on economic growth. Alternatively, the government could turn to printing money, which would result in high inflation. Tax increases and/or inflation could prompt further recessionary pressures. See " -- Inflation may rise from current levels and undermine the economy."

      Therefore, a significant appreciation in the value of the peso could have significant adverse effects on the Argentine economy and on our financial condition and results of operations. We cannot assure you that future policies of the Argentine government will be successful in stabilizing the value of the peso.

THE FOREIGN EXCHANGE MARKET IS SUBJECT TO CONTROLS AND THE ARGENTINE CENTRAL BANK COULD IMPLEMENT MORE RESTRICTIVE MEASURES THAT COULD PREVENT CERTAIN FINANCIAL INSTITUTIONS FROM HONORING THEIR DEBT WITH FOREIGN CREDITORS

      On December 3, 2001, most transfers of funds abroad to effect payment of financial indebtedness began to require the prior authorization of the Argentine Central Bank. Foreign exchange controls were tightened at the beginning of the second semester of 2002. The existence of such controls and the prevailing significant surplus in the country's trade balance (which resulted in greater availability of foreign currency) contributed to the appreciation of the peso and to the increased availability of foreign currency. As a result, beginning in November 2002 and throughout 2003 and 2004, the Argentine Central Bank progressively eased most of the restrictions imposed on the foreign exchange market.

      However, certain restrictions still exist that limit access to the foreign exchange market by residents and non-residents and their ability to make transfers of foreign currency abroad. For more information on these restrictions, see Item 4."Information on the Company -- Main Regulatory Changes in 2002, 2003, and 2004 -- Foreign Exchange Market."

      We cannot assure you that the Argentine Central Bank will continue to ease restrictions on the foreign exchange market or that it will not implement more restrictive rules in the future. If the Argentine Central Bank implements or reinstates more restrictive rules, financial institutions, including the Bank, may face difficulties in making transfers of U.S. dollars abroad for payment of their financial obligations.

VOLATILITY OF THE REGULATORY ENVIRONMENT COULD CONTINUE TO BE HIGH AND FUTURE ARGENTINE GOVERNMENTAL POLICIES COULD AFFECT THE ECONOMY AS A WHOLE AS WELL AS FINANCIAL INSTITUTIONS AND BANCO GALICIA

      The Argentine government has historically exercised significant influence over the economy, and financial institutions in particular have operated in a highly regulated environment for extended periods of time. Since December 2001, the Argentine government has promulgated numerous, far-reaching laws and regulations affecting the economy in general as well as financial institutions in particular. Laws and regulations currently governing the economy or the financial sector may continue to change in the future. We cannot assure you that future changes in the regulatory environment and government policies will not adversely affect financial institutions in Argentina, including Banco Galicia, as well as its business, financial condition or results of operations or its ability to honor its foreign currency - denominated debt obligations. The lack of a clear and stable regulatory environment imposes significant limitations on the operation of the banking system, including Banco Galicia, and creates uncertainties as to our future financial condition and results of operations.

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

      Such events would have a negative impact on the operations of companies and financial institutions in Argentina and on the market value of the securities issued by these companies and financial institutions, including us.

             RISK FACTORS RELATING TO THE ARGENTINE FINANCIAL SYSTEM

THE RECOVERY OF THE FINANCIAL SYSTEM IS DEPENDENT UPON THE ABILITY OF FINANCIAL INSTITUTIONS TO REGAIN THE CONFIDENCE OF DEPOSITORS

      The range of measures implemented by the Argentine government in the last quarter of 2001 and during the first half of 2002 undermined the confidence of depositors and investors in the Argentine financial system and in all financial institutions. In addition, the measures taken by the Argentine government to protect the solvency of the banking system generated significant opposition among depositors frustrated by losses incurred on their savings.

      The recovery of the financial system and the Bank depends in part on the ability of Argentine financial institutions to regain the confidence of depositors. Although the financial system as a whole has seen a substantial recovery in deposits (mostly transactional deposits) since 2002, we cannot assure you that this trend will continue or that the deposit base of the Argentine financial system, including the Bank's, will not be affected in the future by adverse economic, social and political events. Such volatility will have a direct impact on the manner in which financial institutions within the financial system, including the Bank, conduct their business and on their ability to operate as financial intermediaries.

RECENT ARGENTINE ECONOMIC POLICIES CREATE UNCERTAINTY AS TO THE FUTURE PROFILE AND ACTIVITIES OF THE BANKING SYSTEM

      Immediately after the 2001 and 2002 crisis, the financial system practically ceased acting as an intermediary between savings and credit. The depth of the crisis and the effect of the crisis on depositors' confidence in the financial system create significant uncertainties as to the likelihood that the financial system will fully recover its ability to act as an intermediary between savings and credit in the short or medium term. Despite the fact that loan origination has resumed in 2004, the period of time necessary for the Argentine financial system's credit activity to return to its pre-crisis levels remains uncertain and so remains the period of time it will be limited to mostly providing a narrow range of commercial banking services.

      Even though deposits in the financial system and with the Bank resumed growth in mid-2002, most of these new deposits are either sight or very short-term time deposits. The increase in deposits, particularly longer term time deposits, would have to persist over time to allow financial institutions to rely on deposits as a source of funding capable of supporting an adequate level of financial intermediation activity. This would require the public to regain confidence in the Argentine financial system. At the same time, it would also require an increase in the demand for credit, which is in turn dependent on the removal of uncertainty regarding Argentina's economic future. We cannot assure you that these trends will materialize (or, if they do, that these developments will occur at the requisite pace) so as to allow financial intermediation activities to resume and attain the volume necessary to improve the income generation capacity of Argentine financial institutions, including the Bank.

      Under these circumstances, for an undetermined period of time, the scale of operations of Argentine-based financial institutions, including the Bank, their business volume, the amount of their assets and liabilities and their income generation capacity, even if growing could remain lower than pre-crisis levels.

FINANCIAL INSTITUTIONS' ASSET QUALITY DETERIORATED SIGNIFICANTLY AFTER THE 2001-2002 ECONOMIC CRISIS, AND THE CURRENT IMPROVEMENT IS HIGHLY DEPENDENT ON THE OVERALL ARGENTINE ECONOMY'S PERFORMANCE

      The capacity of Argentine private-sector debtors to repay their loans, already impaired by the deep and persistent recession that began in the second half of 1998, deteriorated significantly in 2001 and in 2002, as a result of the economic crisis and the virtual paralysis in economic activity in late 2001 and early 2002. Many private sector companies ceased operations or filed for some form of bankruptcy or reorganization proceeding. In 2003 and 2004, the private sector recovered and the quality of bank loan portfolios improved significantly. This was a result of high GDP growth and a better overall economic environment together with the restructuring of many private sector companies local or foreign debt. However, in general, this improvement did not fully offset the deterioration caused by the crisis in the asset quality of financial institutions with a significant exposure to Argentine debtors and, also, certain sectors of activity were more favored by the post-crisis relative prices than others. We cannot assure you that the current improvement of the quality of the financial system's private-sector loan portfolio will continue or that the Argentine private sector has fully recovered from the crisis, while full recovery and future performance remains highly tied to that of the country.

      In addition, currently, as a result of the crisis, certain financial institutions' assets, as well as those of the Bank, include a substantial exposure to debt instruments of the Argentine public sector. Argentine public-sector solvency in the long run is uncertain. Although the Argentine government is current on the Bonos del Gobierno Nacional due August 3, 2012, issued by the Republic of Argentina ("Boden 2012") and promissory notes and bonds secured by tax collections known as prestamos garantizados ("secured loans") and Bonos Garantizados ("secured bonds" or "Bogar") respectively, held by banks, including the Bank, we cannot assure you that the Argentine government will be able to service its internal and external debt over the medium and long terms.

      Currently, to a large extent, the value of a large portion of the assets held by certain Argentine banks, as well as those banks' income generation capacity, is dependent on the Argentine public sector's repayment capacity, which is tied, among others on the continuity of economic growth. In addition, the quality of the portfolio with the private sector is also highly dependent on the continuity of economic growth. Among others, Argentine economic growth depends on the Argentine government's ability to establish an economic policy that is successful in promoting sustainable economic growth in the long run. We cannot assure you that economic growth will continue.

AN INCREASING NUMBER OF JUDGMENTS AGAINST FINANCIAL INSTITUTIONS, IN CONNECTION WITH THE "CORRALON", MAY RESULT IN FURTHER DETERIORATION OF FINANCIAL INSTITUTIONS' DEPOSIT BASE AND LIQUIDITY, INCLUDING THOSE OF THE BANK

      As a consequence of measures adopted by the Argentine government in connection with the pesification of deposits originally denominated in dollars and the restructuring of bank deposits, since the beginning of 2002, individuals and legal entities have initiated a significant number of legal actions against financial institutions, including the Bank, on the basis that these measures violated constitutional and other rights. These actions ("amparo claims") resulted in a significant withdrawal of deposits from the financial system and the Bank. Amparo claims have also resulted in significant losses for financial institutions, including the Bank, because financial institutions have had to reimburse restructured deposits (mostly dollar-denominated deposits before pesification) at the market exchange rate rather than at the Ps. 1.4 per U.S. dollar exchange rate (plus the CER adjustment and interest accrued) at which deposits were pesified and booked. These losses have been deferred, but Argentine Central Bank Communique "A" 3916 established that the deferred asset must be amortized. The Argentine government has not provided compensation for these losses and has expressed that it does not intend to do so.

      Although restructured deposits have decreased significantly as depositors have exchanged restructured deposits for government bonds and although the peso has appreciated in the recent months, we cannot assure you that an increasing number of judgments against financial institutions, including the Bank, will not be obtained, leading to additional erosion of the deposit base and imposing a further demand on the liquidity of financial institutions, including the Bank.

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

                        RISK FACTORS RELATING TO THE BANK

FOR THE FORESEEABLE FUTURE, THE BANK COULD HAVE LIMITATIONS ON ITS ABILITY TO MANAGE EFFECTIVELY ITS ASSETS AND LIABILITIES SO AS TO MINIMIZE RISKS RESULTING FROM MISMATCHES IN TERMS OF CURRENCIES AND YIELDS

      In the course of implementing the asymmetric pesification, the Argentine government modified the yields of the assets and the cost of the liabilities that were pesified. Fixed maximum and minimum interest rates were established for pesified assets and liabilities, respectively. In addition, the principal of those assets and liabilities was tied to either the CER or the CVS, and, in most cases, maturities were extended. The terms and conditions of peso-denominated assets with the public sector and certain peso-denominated deposits were also modified.

      The amendments and modifications of the Bank's assets and liabilities resulting from the Argentine government measures to address the economic crisis have created mismatches between its assets and liabilities in terms of currency and yield. Even though the Bank has been successful in the restructuring of its foreign debt and its debt with the Argentine Central Bank, for the foreseeable future, it will have limitations on its ability to manage effectively its assets and liabilities so as to minimize risks resulting from mismatches in terms of currencies and yields. See Item 5. "Operating and Financial Review and Prospects -- Item 5A. Operating Results -- Currency Composition of Our Balance Sheet" and
Item 4. "Information on the Company -- Main Regulatory Changes in 2002, 2003 and 2004" in this annual report.

A MAJORITY OF THE BANK'S ASSETS ARE CONCENTRATED IN ARGENTINE PUBLIC-SECTOR DEBT INSTRUMENTS MAKING THE BANK'S FUTURE FINANCIAL CONDITION STRONGLY DEPENDENT ON THE ARGENTINE GOVERNMENT CREDIT QUALITY

      As of December 31, 2004, the Bank's exposure to the Argentine public sector, including the Compensatory and Hedge Bonds (Boden 2012 received or to be received by the Bank in accordance with applicable regulations as compensation for the asymmetric pesification) amounted to Ps. 16,790.6 million, representing 71.6% of its total assets. Consequently, the value of the Bank's assets, its income and cash flow generation capacity and future financial condition are heavily dependent on the Argentine government's ability to comply with its payment obligations. In turn, the ability of the Argentine government to comply with its payment obligations with respect to such public-sector instruments is dependent on, among other things, its ability to establish an economic policy that is successful in promoting sustainable economic growth in the long run.

      In addition, although there is a trading market for the Boden 2012, the Bank may be limited in its ability to dispose of many of its public-sector assets.

ARGENTINE CENTRAL BANK RULES LIMITING THE AMOUNT OF A BANK'S EXPOSURE TO ARGENTINE PUBLIC-SECTOR DEBT TO A PERCENTAGE OF ITS ASSETS AS OF JANUARY 1, 2006, COULD FORCE THE BANK TO DISPOSE OF CERTAIN OF SUCH INSTRUMENTS AND/OR SIGNIFICANTLY INCREASE ITS CAPITALIZATION

      Argentine Central Bank's Communique "A" 3911, dated March 28, 2003, established, among others, that a bank's total exposure to Argentine public-sector debt instruments as of January 1, 2006 must not exceed 40% of its total assets as of such date. Any excess over the established limit requires an additional minimum capital requirement for an amount equal to the excess. The Communique does not specify which assets are included in determining compliance with the rule.

      Certain sections of Communique "A" 3911 and other Argentine Central Bank regulations take into account the effects of the 2001-2002 crisis on banks exposure to public-sector assets and therefore exclude certain of these assets for compliance with different prudential regulatory requirements, in recognition of the fact that most Argentine public-sector assets held by banks are (i) either assets acquired prior to the 2001-2002 crisis which have been restructured or continue to be in payment default; or (ii) assets that have been recorded by financial institutions as compensation for the negative effects of certain government measures taken to mitigate the 2001-2002 crisis.

      Currently, the Bank's exposure to Argentine public-sector assets exceeds the maximum percentage established for a bank's total exposure to such risk as of January 1, 2006, under the general guidance of Communique "A" 3911. Once the Argentine Central Bank sets specific guidelines for determining compliance with the rule, it is possible that the Bank's excess over 40% may be even greater and the Bank could be forced to dispose of certain of its public-sector assets or significantly increase its capitalization, in order to comply with such rule by January 1, 2006.

THE BANK HAS RECORDED BODEN 2012 AND ITS RIGHTS TO RECEIVE OR ACQUIRE BODEN 2012 AS ASSETS HAVING A VALUE EQUAL TO THE FACE AMOUNT OF THE BODEN 2012 RECEIVED OR TO BE RECEIVED AND ACQUIRED, WHICH DOES NOT REFLECT ITS ACTUAL MARKET VALUE

      Although, in accordance with Argentine Central Bank accounting rules, the Bank has recorded the Boden 2012 already received and its right to acquire Boden 2012 in the future as assets having a value equal to 100% of the face value of such Boden 2012, the market value of these assets is significantly lower. The Boden 2012 are unsecured debt obligations of the Argentine government, which has recently restructured a substantial portion of its indebtedness. As of May 20, 2005, the Boden 2012 were not rated and were trading in the secondary market at a price of approximately US$ 87.18 for every US$ 100 of face value.

THE BODEN 2012 MAY BE SUBJECT TO SUBSEQUENT RENEGOTIATION

      The Argentine government completed the offer to restructure most of its foreign debt on February 25, 2005 with a 76% participation rate from creditors. We cannot assure you that its financial resources will be sufficient to fulfill its payment obligations associated with the new debt to be issued as a consequence of such foreign debt restructuring as well as with current outstanding Argentine government debt, especially in the absence of an agreement with the IMF that contemplates the refinancing of Argentina's debt with such institution. Therefore, we cannot assure you that such a situation will not ultimately result in a requirement or decision by the Argentine government to restructure the Boden 2012 on terms less favorable than those currently in place.

THE VALUE AT WHICH THE BANK HAS RECORDED DISCOUNT BONDS IN PESOS, WHICH IT ELECTED TO RECEIVE IN EXCHANGE OF ITS HOLDINGS OF ARGENTINE REPUBLIC EXTERNAL NOTES, DOES NOT REFLECT THE REDUCTION IN PRINCIPAL ESTABLISHED BY THE TERMS AND CONDITIONS OF THE ARGENTINE GOVERNMENT'S EXCHANGE OFFER

      The Argentine Republic External Notes (the "External Notes") were eligible for the debt exchange carried out by the Argentine Government to restructure its defaulted foreign debt, which closed on February 25, 2005. As of December 31, 2004, and as a consequence of the Bank's decision in January 2005, to tender its holdings of External Notes (US$ 280.5 million of face value), the External Notes were recorded, in accordance with Argentine Central Bank's valuation rules, for Ps. 749.7 million. The Bank opted to exchange its External Notes for Peso-Denominated Discount Bonds and GDP-Linked Units in an offer not subject to proration. As part of the terms of this exchange option, we will receive new debt instruments for a principal amount equal to 33.7% of the eligible debt. The settlement of the exchange offer has been postponed due to an attachment by a New York court on the old debt tendered by participant creditors at the request of non-participating creditors. A New York appeals court overruled the attachment on May 13, 2005 and remanded to the lower court, which removed the last pending legal obstacle to completion of the deal. The settlement process commenced on May 24, 2005, the completion of which is pending.

      In order to reduce the impact on bank balance sheets of participating in the exchange offer, the Argentine Central Bank, through Communique "A" 4270, allowed the aforementioned Peso-denominated Discount Bonds and the GDP-Linked Units to be recorded at the lowest of : (i) the carrying value in accordance with the prevailing valuation rules; and (ii) the total future nominal cash payments up to maturity specified by the terms and conditions of the new securities. This valuation will be reduced in the amount of the perceived service payments and accrued interest will not be recognized.

      After the close of fiscal year 2004, in accordance with Communique "A" 4270, the Peso-denominated Discount Bonds and the GDP-Linked Units to be received by the Bank when and if the exchange is settled, have been recorded by the Bank at their carrying value, substantially the same as of December 31, 2004, which valuation does not reflect the abovementioned 66.3% debt reduction. The new bonds have not yet been issued and a formal secondary market for these securities does not currently exist. Trading of the new securities has not been allowed in the local market since March 2005, but certain trading took place before that date and in foreign markets, at prices between 90% and 95% of face value.

THE LACK OF COMPENSATION TO FINANCIAL INSTITUTIONS FOR CERTAIN LOSSES GENERATED BY THE ARGENTINE GOVERNMENT'S ECONOMIC POLICY HAS BEEN AND WILL CONTINUE TO BE DETRIMENTAL TO THEIR FINANCIAL CONDITION, INCLUDING THAT OF THE BANK

      Certain measures taken by the Argentine government to address the economic crisis in 2002 resulted in significant losses to the financial system. In response, the Argentine authorities allowed financial institutions to seek compensation from the government for some but not all of those losses. To date, the Argentine government has not recognized claims brought by financial institutions for losses resulting from amparo claims and has enacted regulations under Law No. 25,796, which provide compensation for the negative effects on financial institutions' financial condition arising from the asymmetric indexation which, in the Bank's opinion, are contrary to such law's provisions.

      With respect to the differences generated by the payments by the Bank pursuant to amparo claims, as of December 31, 2004, the Bank had recorded an intangible asset amounting to Ps. 451.4 million, net of the amortization mandated by the Argentine Central Bank, on account of its right to receive compensation for having had to make payments pursuant to judicial orders relating to the amparo claims for amounts higher than those provided for by the pesification decrees. The Argentine government has not provided compensation for these losses and has expressed that it does not intend to do so. The accumulated amortization of the difference for amparo claims in 2004 and 2003 totaled Ps.
198.9 million.

      In respect of the compensation for the asymmetric indexation, based on the provisions of Law No. 25,769, as of December 31, 2003, the Bank had recorded Ps.
102.7 million under "Other Receivables Resulting from Financial Intermediation" on account of its right to receive compensation from the Argentine government. Given that (i) the Argentine government enacted regulations under Law No. 25,796 which, in the Bank's opinion, are contrary to such law's provisions; (ii) no resolution was taken regarding the Bank reiteration in May 2004 of its claim for compensation made on December 30, 2003; and (iii) the Bank did not participate in the compensation system as established by the Argentine government, this asset was written off in 2004.

      See Item 4. "Information on the Company -- Main Regulatory Changes in 2002, 2003 and 2004 -- Compensation to Financial Institutions -- For the Asymmetric Indexation and for Differences Related to Amparo Claims" and Item 4. "Information on the Company -- Argentine Banking System and Regulation -- Argentine Banking Regulation -- Treatment of Losses in Connection with Amparo Claims."

      We cannot assure you that the Argentine government will provide compensation to financial institutions, such as the Bank, for any such losses. The failure of the Argentine government to compensate for these losses has had and will continue to have a negative effect on our financial condition.

THE COVENANTS UNDER THE BANK'S NEW DEBT AGREEMENTS RESTRICT ITS ABILITY TO TAKE SOME ACTIONS

      The new loan agreements and indenture entered into by the Bank as part of its foreign debt restructuring, include a number of covenants that, among other things, will restrict the Bank's ability to:

      - pay dividends on stock or purchase its stock or the stock of its subsidiaries;

      -     make certain types of investments;

      - use the proceeds of the sale of certain assets or the issuance of debt or equity securities;

      -     engage in certain transactions with affiliates; and

      -     engage in non-financial business activities.

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

      Since January 2003, Galicia Uruguay has paid all of the installments contemplated in the deposit restructuring agreement reached with its creditors in December 2002, and in September 2003 and March 2004, Galicia Uruguay completed two offers to exchange restructured deposits for cash, new negotiable obligations it issued and Boden 2012. As a result, the amount of Galicia Uruguay's consolidated indebtedness to its depositors had declined as of December 31, 2004, by approximately 60% of the original restructured amount.

      A third exchange, that is currently in progress, of restructured deposits (including those restructured as negotiable obligations) for cash and Boden 2012 has been offered by Galicia Uruguay to its depositors. The transfer of these Boden 2012 held by the Bank in Argentina to Galicia Uruguay to settle the exchange is subject to the prior approval of the Argentine Central Bank.

      The failure by Galicia Uruguay to honor its remaining restructured liabilities on a timely basis would likely have a significant negative impact on the Bank's operations in Argentina, with a loss of reputation, customers and deposits, given that the two banks share their customer base to a certain extent. In such an event, our financial condition and results of operations would likely be materially and adversely affected.

THE BANK'S FUTURE BUSINESS ACTIVITIES MAY BE SUBSTANTIALLY DIFFERENT THAN THOSE UNDERTAKEN BY THE BANK HISTORICALLY

      As a result of the political and economic crisis in Argentina that began in late 2001 and the significant adverse effects that such crisis had on the Bank and other financial institutions operating in Argentina, we cannot assure you that the Bank will be able to undertake the same type of business activities in the future or maintain the same level of market activity that it enjoyed in periods prior to December 2001. Therefore, the Bank's future business activities, as well as the levels of those business activities, and the Bank's market share may differ substantially from its business and levels at December 31, 2001, or in pre-crisis periods.

IT MAY BE DIFFICULT FOR THE BANK TO FULLY OVERCOME ALL OF THE RESIDUAL NEGATIVE EFFECTS OF THE 2001-2002 CRISIS

      The current economic situation in Argentina makes it difficult to predict whether the Bank will be able to increase fee income and loan origination to the private sector so as to generate sufficient increased financial revenue and income from services in order for operating results to more than offset its losses from the valuation of public sector assets in accordance with Argentine Central Bank rules and the amortization of amparo claims. Demand for fee-related products and services as well as for credit is increasing in Argentina, together with the improved situation of the economy and the Argentine private sector, but the economy as a whole and the relevant markets have not stabilized enough to be certain that demand will continue to grow or will grow at the necessary pace. Therefore, we cannot assure you that the Bank will in fact be able to increase its operating results in the required amount or at the required pace or that continuing or new events in Argentina will not adversely affect the Argentine economy so as to call into question the Bank's ability to continue to improve its financial conditions and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

ORGANIZATION

      We were incorporated on September 14, 1999, as a stock corporation (a "sociedad anonima") under the laws of Argentina. Our domicile is in Buenos Aires, Argentina. Under our bylaws, our corporate duration is until June 30, 2100. Our duration can be extended by resolution taken at a general extraordinary shareholders' meeting. Our principal executive offices are located at Teniente General Juan D. Peron 456, Second Floor, (1038) Buenos Aires, Argentina. Our telephone number is (54-11) 4343-7528.

      Our agent for service of process in the United States is C T Corporation System, presently located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.

ORGANIZATIONAL STRUCTURE

         The following table illustrates our organizational structure as of December 31, 2004. Percentages indicate the ownership interests held. All of the companies shown in the chart are incorporated in Argentina, except for:

[-] Galicia Uruguay, incorporated in Uruguay and currently not an operating financial institution;

[-] Galicia Pension Fund Ltd. and Banco de Galicia (Cayman) Ltd. (in provisional liquidation) ("Galicia Cayman"), incorporated in the Cayman Islands and currently in provisional liquidation;

[-] Net Investment BV (Netherlands), incorporated in the Netherlands (in provisional liquidation); and

[-] Tradecom International, incorporated in the Netherlands (in provisional liquidation).

      Since February 13, 2002, Galicia Uruguay's activities have been suspended and in June 2004, the Uruguayan authorities resolved to maintain the authorization to operate granted by the Executive Branch of this country and to revoke the authorization to operate as a commercial bank granted by the Central Bank of Uruguay. See " -- Business Overview -- Banco Galicia -- Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd. (in provisional liquidation)."

                                                           Equity Interests as of December 31, 2004, Held by (in %)
                                        --------------------------------------------------------------------------------------------
                                                                               Galicia Cayman
                                                                                  Ltd. (In      Tarjetas      Sudam.      Galicia
                                         Grupo       Banco          Galicia     Provisional    Regionales    Holding      Pension
                                        Galicia     Galicia         Uruguay     Liquidation)      S.A.         S.A.      Fund Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Banco Galicia .......................    93.59%          --             --           --            --           --           --
Galicia Uruguay .....................       --       100.00%            --           --            --           --           --
Galicia Cayman Ltd. .................
 (In Provisional Liquidation) .......       --        34.66          65.34%          --            --           --           --
Galicia Pension Fund Ltd. ...........       --           --             --       100.00%           --           --           --
Galicia Administradora de
 Fondos S.A .........................       --           --             --           --            --           --        99.99%
Galicia Capital Markets S.A .........       --        99.99             --           --            --           --           --
Galicia Valores S.A .................       --        99.99             --           --            --           --           --
Galicia Factoring y Leasing S.A .....       --        99.98             --           --            --           --           --
Agro Galicia S.A ....................       --        99.00             --           --            --           --           --
Banelco S.A .........................       --        18.95             --           --            --           --           --
Galicia Inmobiliaria S.A ............       --        12.50             --           --            --           --           --
Tarjetas Regionales S.A .............       --        68.22          31.78           --            --           --           --
Tarjeta Naranja S.A .................       --           --             --           --         80.00%          --           --
Tarjetas Cuyanas S.A ................       --           --             --           --         60.00           --           --
Tarjetas del Mar S.A ................       --           --             --           --         99.99           --           --
Galicia Warrants S.A ................     87.5         12.5             --           --            --           --           --
Sudamericana Holding S.A ............     87.5         12.5             --           --            --           --           --
Galicia Vida Compania de
 Seguros S.A ........................       --           --             --           --            --        99.99%          --
Galicia Retiro Compania de
 Seguros S.A ........................       --           --             --           --            --        99.99           --
Instituto de Salta Seguros de
 Vida S.A ...........................       --           --             --           --            --        99.99           --
Medigap Salud S.A ...................       --           --             --           --            --        99.99           --
Sudamericana Asesores de
 Seguros S.A ........................       --           --             --           --            --        99.97           --
Galicia Patrimoniales
 Compania de Seguros S.A ............       --           --             --           --            --        99.99           --
Net Investment S.A ..................     87.5         12.5             --           --            --           --           --
B2 Agro S.A .........................       --           --             --           --            --           --           --
Net Investment BV

 (Netherlands) in Liquidation .......       --           --             --           --            --           --           --
Tradecom International
 (Netherlands) in Liquidation .......       --        10.48             --           --            --           --           --
Tradecom Argentina S.A ..............       --           --             --           --            --           --           --
Tradecom Brasil .....................       --           --             --           --            --           --           --
Privatized Companies ................       --           (1)            --           --            --           --           --
Other Subsidiaries ..................       --           (2)            --           --            --           --           --
-------------------------------------   ------       ------         ------       ------        ------       ------       ------

                                    Equity Interests as of December 31, 2004, Held by (in %)
                                    --------------------------------------------------------
                                                          Net
                                             Net      Investment BV     Tradecom Int.
                                         Investment   (Netherlands)    (Netherlands)
                                             S.A.     in Liquidation   in Liquidation
-------------------------------------------------------------------------------------
Banco Galicia .......................         --            --               --
Galicia Uruguay .....................         --            --               --
Galicia Cayman Ltd. .................
 (In Provisional Liquidation) .......         --            --               --
Galicia Pension Fund Ltd. ...........         --            --               --
Galicia Administradora de
 Fondos S.A .........................         --            --               --
Galicia Capital Markets S.A .........         --            --               --
Galicia Valores S.A .................         --            --               --
Galicia Factoring y Leasing S.A .....         --            --               --
Agro Galicia S.A ....................         --            --               --
Banelco S.A .........................         --            --               --
Galicia Inmobiliaria S.A ............         --            --               --
Tarjetas Regionales S.A .............         --            --               --
Tarjeta Naranja S.A .................         --            --               --
Tarjetas Cuyanas S.A ................         --            --               --
Tarjetas del Mar S.A ................         --            --               --
Galicia Warrants S.A ................         --            --               --
Sudamericana Holding S.A ............         --            --               --
Galicia Vida Compania de
 Seguros S.A ........................         --            --               --
Galicia Retiro Compania de
 Seguros S.A ........................         --            --               --
Instituto de Salta Seguros de
 Vida S.A ...........................         --            --               --
Medigap Salud S.A ...................         --            --               --
Sudamericana Asesores de
 Seguros S.A ........................         --            --               --
Galicia Patrimoniales
 Compania de Seguros S.A ............         --            --               --
Net Investment S.A ..................         --            --               --
B2 Agro S.A .........................      99.99%           --               --
Net Investment BV

 (Netherlands) in Liquidation .......     100.00            --               --
Tradecom International
 (Netherlands) in Liquidation .......         --         16.19%              --
Tradecom Argentina S.A ..............         --            --            99.99%
Tradecom Brasil .....................       1.78            --            52.17
Privatized Companies ................         --            --               --
Other Subsidiaries ..................         --            --               --
-------------------------------------     ------        ------           ------

(1) Aguas Provinciales de Santa Fe S.A. 12.5%; Inversora Diamante S.A. 12.5%; Electrigal S.A. 12.5%; Inversora Nihuiles S.A. 12.4991%; Correo Argentino S.A. 11.77%; Aguas Cordobesas S.A. 10.833%; Aguas Argentines S.A. 8.26%; A.E.C. S.A. 6.965%.

(2) Coelsa 6.2797%; Alfer S.A. 9.8024%; Corporacion Financiera S.A. 9.09%; Interbanking S.A. 8.33%; Seguros de Depositos S.A. ("Sedesa") 5.7954%; Finanban S.A. 6.67%; Argencontrol S.A. 5.766%; Visa 5.0%; Mercado Abierto Electronico S.A. 1.4851%; AIG-GE Capital Latin American Infrastructure Fund LP 1.480289902%; Banco Latinoamericano de Exportaciones S.A. 0.10%; S.W.I.F.T. S.C. 0.02%.

      When we refer to our business or when we use the terms "Grupo Galicia" or the "Group," we mean the businesses of Grupo Galicia (the holding company), Galicia Warrants S.A., Sudamericana Holding S.A. and its subsidiaries, Net Investments S.A. and its subsidiaries, and Banco Galicia consolidated with Galicia Uruguay and its subsidiaries, Tarjetas Regionales S.A. and its subsidiaries, and the following consolidated subsidiaries: Galicia Valores S.A. Sociedad de Bolsa, Galicia Capital Markets S.A. and its subsidiaries, Galicia Factoring y Leasing S.A. and AgroGalicia S.A. (collectively, the "Bank" or "Banco Galicia").

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

      On May 16, 2000, we held an extraordinary shareholders' meeting during which the shareholders unanimously approved a capital increase of up to Ps. 628,704,540 and approved the public offering and listings of our class B shares. All of the new common shares were designated as class B shares, with a par value of Ps. 1.00. During this extraordinary shareholders' meeting, all of our existing shareholders waived their preemptive rights in order to establish the basis for the exchange offer of our shares for Banco Galicia shares. At the same shareholders' meeting, the shareholders determined that the exchange ratio for the exchange offer would be one class B share of Banco Galicia for 2.5 of our class B shares and one ADS of Banco Galicia for one of our ADSs. We completed the exchange offer in July 2000 with a capital increase of Ps. 549,407,017. At the completion of the exchange offer, our only significant asset was our 93.23% interest in Banco Galicia. By the end of 2004, our interest was 93.59% as a result of open-market purchases.

      On January 2, 2004, we held an extraordinary shareholders' meeting during which our shareholders approved a capital increase (that would increase our capital up to Ps.1,241,407,017), through the issuance of up to 149,000,000 preferred shares, each of them mandatorily convertible into one of our class B shares on the first anniversary date of issuance (or, if earlier, on the occurrence of a change in control) to be exchanged for up to US$ 100.0 million of face value of subordinated notes to be issued by the Bank to its creditors in the restructuring of the foreign debt of its Head Office in Argentina and its Cayman Branch, or cash from a preemptive and accretion rights offering to our shareholders. On May 13, 2004, we issued 149,000,000 preferred non-voting shares, with preference over the ordinary shares in the event of our liquidation, each with a face value of one peso. The preferred shares were converted into Class B shares on May 13, 2005. See " -- Restructuring of our Subsidiaries' Debt -- Banco Galicia -- Restructuring of the Foreign Debt of the Bank's Head Office in Argentina and its Cayman Branch -- Terms of the Foreign Debt Restructuring."

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

      In January 2005, we created Galval Agente de Valores S.A. ("Galval"), a securities broker based in Uruguay, with the purpose of providing trading and custody services. We own 100% of the capital and voting rights of this subsidiary which was authorized by the relevant controlling authorities and, as of the date of this annual report, has not yet performed any kind of activities.

RESTRUCTURING OF OUR SUBSIDIARIES' DEBT

Banco Galicia

      As a result of the liquidity crisis experienced by the Argentine financial system and the Bank in late 2001 and early 2002, the Bank defaulted on its foreign debt in June 2002, which debt was restructured in May 2004. In 2004, the Bank also restructured debt with the Argentine Central Bank acquired during the 2001-2002 crisis. The Argentine crisis also affected the Bank's New York Branch and its subsidiaries Galicia Uruguay and Galicia Cayman (in provisional liquidation), the debt of which was also restructured between 2002 and 2003.

      Approval of the Bank's Foreign Debt Restructuring and Argentine Central Bank Debt Restructuring

      In accordance with Argentine Central Bank Communique "A" 3940, in order for a bank to be eligible to restructure the financial assistance received from the Argentine Central Bank during the 2001-2002 crisis into long-term debt under the terms established by Decree No. 739/03 and No. 1262/03, the Argentine Central Bank had to approve the terms and conditions of the bank's foreign debt restructuring proposal before December 5, 2003.

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

      Restructuring of the Foreign Debt of the Bank's Head Office in Argentina and its Cayman Branch

      On November 25, 2003, the Bank announced that it had reached a nonbinding agreement in principle with the members of an ad-hoc steering committee representing the Bank's principal bank and multilateral agency creditors regarding terms for the proposed restructuring. We refer to these bank and multilateral agency creditors as "bank creditors" below.

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

      On May 18, 2004, the Bank successfully closed the restructuring of US$ 1,320.9 million of the foreign debt of its Head Office in Argentina and its Cayman Branch. This amount represented 98.2% of the foreign debt eligible for restructuring.

      On July 1, 2004 and on January 1, 2005, the Bank made the semiannual interest payments on the debt instruments issued as a result of the restructuring of its foreign debt closed in May 2004 and, as of the date hereof, has fully repaid all of the trade debt restructured.

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

      To make the Bank's foreign debt restructuring possible:

         - We approved a capital increase through the issuance of up to 149 million preferred shares, each of them mandatorily convertible into one of our class B shares on May 13, 2005, the first anniversary date of issuance (or, if earlier, on the occurrence of a change of control of Grupo Galicia). As a result of the exercises made by the existing shareholders in our preemptive rights offering, creditors opting for the equity participation offer received 87.8 million preferred shares and US$ 30 million in cash and we received US$ 100 million of subordinated bonds in exchange for those shares and cash. We issued the 149 million preferred shares on May 13, 2004.

         - Our controlling shareholders assigned part of their preemptive and accretion rights to a trust established for the benefit of the Bank's creditors.

         - We entered into a registration rights agreement for the benefit of the holders of our preferred shares in the United States in which we agreed to (1) file a shelf registration statement with the SEC covering the resale of those restricted preferred shares within 180 days of the issue date of the preferred shares; (2) use our reasonable best efforts to cause the shelf registration statement to become effective no later than June 1, 2005; and (3) use our reasonable best efforts to keep the shelf registration statement effective from on or before June 1, 2005, until the date on which all of the restricted preferred shares have been sold under the shelf registration statement or September 30, 2005, whichever comes first.

         - We entered into an agreement with the Bank's bank creditors in which we agreed to maintain certain corporate governance standards and to provide them with certain financial information and reports on a quarterly and annual basis.

      In addition, in accordance with the terms of the Bank's foreign debt restructuring, the Bank made a US$ 15.5 million cash payment for interest accrued until April 30, 2002, and applied US$ 42.4 million not used in the cash offer to prepay at par (plus capitalized interest) long-term instruments to be delivered to creditors participating in the restructuring.

      Based on the final amounts validly tendered, on May 18, 2004, the Bank:

         -  paid US$ 13.6 million to creditors participating in the cash offer;

         - transferred US$ 36.9 million of nominal value of Boden 2012 to creditors participating in the Boden offer; and

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

      The Bank also restructured trade debt for a principal amount of US$ 25.3 million in exchange for US$ 26.6 million of new trade debt to be repaid in 12 equal, consecutive monthly installments beginning in June 2004 and ending in May 2005.

      In addition, the Bank entered into a new trade facility agreement for US$ 35 million with creditors participating in the new money option.

      The following table shows certain information on the Bank's debt restructuring:

                               PRINCIPAL AMOUNT OF:                                    IN US$ MILLIONS
                               --------------------                                    ---------------
a) Old debt to be restructured as of December 31, 2003.............................    U.S.$ 1,349.6
b) Old debt to be restructured as of April 27, 2004 (1)............................          1,344.7(2)
c) Old debt participating in the restructuring as of April 27, 2004 (1)............          1,320.9
d) New debt, including past due interest capitalized (3) (4).......................          1,399.6
e) New debt issued (4) (5).........................................................          1,278.3
f) Old debt not restructured as of May 18, 2004 (6)................................             22.9(7)
g) Old debt not restructured as of December 31, 2004                                            12.5

(1) Expiration date of the exchange offer.

(2) The decrease in the principal amount of debt to be restructured as compared to December 31, 2003, resulted from the fact that, in accordance with Argentine law, borrowers that were also holders of certain of the Bank's debt instruments under restructuring used such holdings to repay past-due loans granted to them by the Bank.

(3) Interest past due between May 1, 2002, and December 31, 2003, was capitalized at 4.75% per annum, except for trade debt for a principal amount of US$ 25.3 million for which interest was capitalized at Libor plus 1%. Interest past due until April 30, 2002, was paid in cash.

(4) Excludes trade debt.

(5) After having applied US$ 42.4 million not used in the cash offer to prepay long-term debt instruments included in (d).

(6) Settlement date of the exchange offer.

(7) Between the expiration date and the settlement date, the amount of debt not restructured decreased by US$ 0.9 million as a result of the repayment by borrowers that were also holders of debt subject to restructuring of past-due loans made to them by the Bank by using their holdings of such debt and, to a lesser extent, as a result of the renegotiation of debt not restructured under the terms of the restructuring.

      For a description of the debt instruments issued in the restructuring, see
Item 5."Operating and Financial Review and Prospects -- Item 5A.Operating Results -- Contractual Obligations."

      Restructuring of the Bank's New York Branch Debt

      In mid 2002, the Bank restructured the liabilities of its New York Branch, which then totaled US$ 328 million. This step was necessary to ensure the orderly winding down of the affairs of the New York Branch, which was closed on January 30, 2003. As of the date of this annual report, US$ 116 million in aggregate principal amount of two negotiable obligations issued by the Bank's Head Office in Argentina to restructure the New York Branch debt are outstanding.

      Capitalization

      As a result of the restructuring of the foreign debt of the Bank's Head Office in Argentina and its Cayman Branch, the Bank increased its regulatory capital by US$ 278.9 million. Specifically, this capital increase resulted from:

         - the exchange of debt subject to restructuring for cash and Boden 2012 at a discount and the capitalization of interest at a rate lower than the contractual rate recorded in the Bank's books, which generated in aggregate a US$ 48.9 million increase in shareholders' equity; and

         - the issuance of US$ 230.0 million of subordinated debt computable as supplemental capital in accordance with the Argentine Central Bank's capital adequacy rules.

      As a result of the earlier restructuring of the debt of the Bank's New York Branch in 2002, the Bank had increased its capitalization by US$ 42.6 million by exchanging the old debt for new debt or cash at a discount.

Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd.(in provisional liquidation)

      Galicia Uruguay

      As of December 31, 2004, Galicia Uruguay was intervened by the Central Bank of Uruguay and its activities were suspended. The Central Bank of Uruguay imposed this status in early 2002 as a result of the effects of the Argentine crisis on Galicia Uruguay, but postponed its effect until May 31, 2004. On June 1, 2004, Galicia Uruguay's license to operate as a domestic commercial bank was revoked by the Central Bank of Uruguay. However, Galicia Uruguay retained the authorization to operate that had been granted to it by the Executive Branch of the Uruguayan government.

      On December 23, 2002, Galicia Uruguay restructured its deposits with a high degree of participation by its depositors, exceeding the legal majority required under Uruguayan law. The restructuring became binding on all creditors once approved by a court in Montevideo on that date. The restructuring provided for an initial cash payment in dollars equivalent to 3% of the credit balance of each creditor. The remaining balances were to be paid, at the particular creditor's election, in time deposits or negotiable obligations issued by Galicia Uruguay, both maturing in September 2011, with principal amortization in nine annual installments in September of each year (each of the first two installments representing 15% of the remaining balance, with each of the other seven installments 10% of the balance) at a 2% fixed annual interest rate, payable annually each September. On June 20, 2002, the Bank offered a pledge of Galicia Uruguay's commercial loan portfolio as guarantee of payment of the restructured deposits. As of the date hereof, all scheduled payments have been made.

      In the exchange offer that took place between June 17, 2003, and July 24, 2003, Galicia Uruguay received expressions of interest from its customers for an aggregate amount of US$ 185 million, which reflected customers' choice to receive Boden 2012 in an aggregate amount of US$ 137 million, together with new negotiable obligations issued by Galicia Uruguay in an aggregate amount of US$ 44 million. The objective of this exchange, and of the following one, was to reprofile on a voluntary basis the already restructured deposit base, both to satisfy differing depositors' liquidity-return preferences and to improve the distribution of cash flows over time.

      On August 14, 2003, the Argentine Central Bank approved the terms and conditions for the restructuring of the Bank's US$ 399.5 million debt with Galicia Uruguay through its Cayman Branch as well as the transfer to Galicia Uruguay through the Cayman Branch of cash for US$ 72.1 million and Boden 2012 for a nominal amount of US$ 137 million, corresponding to the first principal amortization of the Bank's debt with Galicia Uruguay and to interest due as of August 15, 2003, on such debt. This debt corresponds to deposits made by Galicia Uruguay in the Cayman Branch and later placed with the Bank by means of credit lines. The Argentine Central Bank must preapprove payments of principal and interest. As of December 31, 2004, the Bank's debt with Galicia Uruguay had been reduced to US$ 68.1 million.

      On December 9, 2003, Galicia Uruguay launched a second voluntary exchange of all restructured deposits and negotiable obligations or certificates issued by Galicia Uruguay or its subsidiary Galicia Cayman (in provisional liquidation) to restructure deposits. Consideration offered consisted of a cash payment for 17.5% of the principal amount owed (equivalent to paying in advance the installment due in September 2004) and Boden 2012 for the remaining balance. The exchange was limited to an aggregate amount of US$ 300 million. On March 15, 2004, the exchange offer was settled for an aggregate amount of US$ 206 million.

      As of December 31, 2004 (and before), the Boden 2012 received or to be received by the Bank as a result of the Argentine government measures to compensate financial institutions for the asymmetric pesification were recorded in the books of the Bank's Head Office in Argentina, including the amounts corresponding to the compensation for Galicia Uruguay's pesified loans. See " -- Main Regulatory Changes in 2002, 2003 and 2004 -- Compensation to Financial Institutions."

      As of December 31, 2004, Galicia Uruguay's shareholders' equity was negative in US$ 189.4 million. Galicia Uruguay liabilities include a subordinated negotiable obligation held by Grupo Galicia for US$ 43 million.

      On April 15, 2005, Galicia Uruguay opened a period for the reception of irrevocable expressions of interest from its creditors to participate in the offer to exchange their restructured deposits (restructured as time deposits or negotiable obligations), including interest capitalized through February 3, 2005, for a 14.0% cash payment and Boden 2012 at par for the remaining 86%. Settlement of the exchange offer is scheduled for June 15, 2005. On April 15, 2005, Galicia Uruguay also opened a period for the reception of expressions of interest from holders of certificates issued by Galicia Cayman (in provisional liquidation) as a result of the restructuring of its deposits in 2003 to sell such certificates. Consideration offered to such holders is similar to that offered to Galicia Uruguay's creditors. The offer settlement is scheduled for June 30, 2005. The period for the reception of expressions of interest scheduled to expire on May, 20, 2005 was postponed, on such date, to May 27, 2005. The offers have an aggregate limit of US$ 200 million of restructured deposits.

      Banco de Galicia (Cayman) Ltd. (in provisional liquidation)

      Galicia Uruguay's situation affected its subsidiary Galicia Cayman (in provisional liquidation). By late May 2003, Galicia Cayman (in provisional liquidation) together with the provisional liquidators designated by the Cayman Islands Court, completed a debt restructuring proposal and, with the authorization of such Court, presented it to all Galicia Cayman (in provisional liquidation) creditors for their consideration.

      Galicia Cayman (in provisional liquidation) proposed to pay to its class A creditors an initial cash payment equivalent to 5% of the amount owed for principal and interest accrued through July 18, 2002, plus a transferable certificate equivalent to 95% of the amount owed for principal and interest accrued through July 18, 2002. The certificate amortizes in nine annual installments (the first two for 15% of principal and the remaining for 10%), payable each September, and with interest payable at the same date at a 2% annual interest rate (plus 1% if after the payment of all creditors pursuant to the proposal and repayment of the subordinated loan, as described below, any assets remain). Once all class A creditors are paid, the remainder of the assets of Galicia Cayman (in provisional liquidation) will be applied to the payment of the claim of its class B creditor, Galicia Pension Fund Ltd. (a subsidiary of Galicia Cayman) for US$ 2.9 million, which has been subordinated to the payment of all class A creditors. In addition, Grupo Galicia made a US$ 1.2 million subordinated loan in favor of Galicia Cayman (in provisional liquidation), which will accrue interest at an annual rate of 2% and will be repaid once all creditors of Galicia Cayman (in provisional liquidation) have been paid in accordance with the restructuring terms. By the vote of 99.7% of creditors, exceeding the legal majority required, Galicia Cayman's restructuring proposal was approved in whole on July 10, 2003, and on July 16, 2003, the restructuring plan became effective and mandatory for all creditors. The initial cash payment was made on August 8, 2003. All payments provided for by the restructuring plan were made.

      In accordance with the restructuring plan, Galicia Cayman commenced voluntary liquidation and surrendered its banking license effective December 31, 2002.

CAPITAL INVESTMENTS AND DIVESTITURES

      In 2004, we made a capital contribution to Net Investment S.A. for Ps. 0.7 million. In 2003, our capital contributions to Net Investment S.A. amounted to Ps. 3.6 million and in 2002, they amounted to Ps. 4.2 million. In addition, we invested Ps. 0.1 million in aggregate in the Bank through open market purchases of the Bank's common shares.

      For 2005, on a non-consolidated basis we budgeted investments amounting to Ps. 0.2 million to be applied to Net Investment S.A. and to US$ 2.0 million to be applied to Galval.

BANCO GALICIA

      During 2004, the Bank did not make any significant investments or divestitures and its capital expenditures amounted to Ps. 42.2 million, distributed as follows:

      -  Ps. 14.9 million in fixed assets;

      -  Ps. 9.7 million in construction in progress; and

      -  Ps. 17.6 million in intangible assets.

      During 2003, the Bank did not make any significant investments or divestitures and its capital expenditures amounted to Ps. 21.2 million, distributed as follows:

      -  Ps. 2.6 million in fixed assets;

      -  Ps. 10.3 million in construction in progress; and

      -  Ps. 8.3 million in intangible assets.

      During 2002, the Bank did not make any significant investments or divestitures and its capital expenditures totaled Ps. 56.2 million, distributed as follows:

      -  Ps. 12.9 million in fixed assets;

      -  Ps. 23.6 million in construction in progress; and

      -  Ps. 19.7 million in intangible assets.

      The Bank has budgeted capital expenditures for the fiscal year ended December 31, 2005, for the following purposes and amounts:

Construction of the new corporate tower            Ps. 59.3 million
Hardware, software and system maintenance              37.0 million
Other                                                   3.8 million
                                                   ----------------
Total                                              Ps.100.1 million

      Banco Galicia expects to finance its capital expenditures from the cash flow derived from operations.

BUSINESS OVERVIEW

BANCO GALICIA'S OPERATIONS

      The Bank is principally engaged in commercial banking and provides a wide variety of banking products and services to large corporations, medium- and small-sized companies and individuals. Depending on the type of customer, these services include personal and corporate loans, deposit-taking, credit and debit cards, residential mortgage loans, fiduciary and custodial services and electronic banking. The Bank is also involved in other finance-related businesses, such as investment banking, insurance distribution and asset management. During 2003, the Bank's lending activity was limited, but in 2004 the Bank increasingly originated new loans to individuals as well as to the commercial sector.

      The Bank provides services through one of the most extensive and diversified distribution platforms of all private-sector banks in Argentina, with 223 full-service branches in Argentina, 563 automated teller machines ("ATMs") and 522 self-service terminals as of December 31, 2004, along with other electronic banking facilities such as phone banking and e-banking. As of December 31, 2004, our branch network covered all of the Argentine provinces, except for Tierra del Fuego, and all of the main cities of Argentina.

Retail Banking

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

      The Retail Banking Division manages the Bank's business with individuals and distribution channels. It is made up of the following departments: Retail Marketing and Quality, Traditional Channels, Alternative Channels, Consumer Banking, and Private Banking. The latter provides services to the high net-worth customers. Retail Marketing and Quality is in charge of maintaining and creating a wide range of financial products and services aimed at meeting the needs of the Bank's customers, with optimum quality standards. These products and services are marketed through the Bank's distribution platform, made up of the branch network (managed by the Traditional Channels Department) and through the self-service channels (electronic banking and Internet banking, managed by the Alternative Channels Department). The Consumer Banking Department is responsible for the consumer finance business the Bank conducts in Argentina's provinces through the regional credit-card companies. During 2002 and 2003, credit provision was not significant.

      In fiscal years 2003 and 2004, the business strategy was geared towards increasing financial income and income from services by means of actions such as cross-selling, up-selling, customer retention and loyalty and attraction of new customers. Furthermore, in 2004 the Bank strengthened the commitment to be customer oriented, with the purpose of building mutually-loyal and long-lasting relationships and to providing the best service possible, in time and through the most appropriate channel for each customer.

      The Retail Banking Division focuses on relationship marketing, mainly on the enrichment and exploitation of the corporate Data Warehouse and the Division's Data Mart, which are the pillars on which Retail Banking's strategy and tactics are structured, deepening the knowledge and use of segmentation, micro-segmentation and niche- development techniques. In order to accompany sales actions, the Retail Banking Division works on behavior patterns, profiles, predictive models and statistics that nurture its decision-making process. In addition, the "Customer Value" vision was incorporated, to supplement the segmentation by socioeconomic variables. The tools used, together with an increasing experience, enable the Retail Banking Division to carry out more and better sale campaigns and actions targeting increasingly reduced groups, but constantly maximizing the response obtained. During 2004, the Bank launched more than 500 campaigns with offers personalized by customer, to more than 70% of the Bank's customer base, and sent more than half a million customized mailings.

      Individual Banking

      During fiscal year 2004, efforts continued being aimed, as in 2003, at strengthening relations with customers having investment products. In this way, the Bank succeeded at increasing its retail-sector deposits by 17.7%, surpassing the performance of the private-sector deposits in the financial system. During May and October interest and principal amortization payments on the post-default Argentine government bonds were made, with the Bank attaining a high level of reinvestment of released funds.

      Regarding the stock of current accounts, the evolution for the year was positive, even though the reduction of the rates of the credit and debit tax on bank accounts and other transactions did not take place as expected. Such stock increased 14% compared to the close of the previous fiscal year. This increase was mainly due to the cross-selling campaigns aimed at specific groups of customers. Likewise, the number of savings-accounts showed an 11% increase, and the average balances per account increased 19%. Beginning in June 2003, the number of current accounts reversed the decreasing trend present in the early part of 2003, ending the fiscal year with a reduction of only 1.9% compared to December 2002. The number of account closings dropped 60%, while sales progressively recovered.

      Regarding personal loans, during fiscal year 2004 the Bank put emphasis on the granting of loans according to customer behavior, by assigning a credit amount to all customers having risk products outstanding with the Bank. This allowed the Bank to improve customer loyalty, increase cross-selling, keep credit risk limited and achieve a speedy granting of loans, as customers get loans automatically at the branches. Expectations were fulfilled, with the monthly average origination reaching an amount that represented a 230% growth. Due to the excellent performance shown by the portfolio of personal loans, the Bank decided to extend the offer of such loans to people who are not customers of the Bank or to those customers that do not have risk products outstanding. In 2003, the credit market showed a slightly increasing demand while the supply of credit started to recover. Consistent with this trend, the Bank launched new credit lines aimed at meeting the needs of its existing customer base and also resumed prequalifying customers for personal loans.

      The mortgage loan market did not experience growth due to the fact that, more than two years after the devaluation of the peso, the increase in real estate values has been higher than that of salaries, reason for which the current relationship between the cost of living, salaries and real estate prices limits the number of people with the capacity to disburse the installments of a mortgage loan. Faced with a market that presented these characteristics, the Bank's strategy was to offer the product to those customers who requested it and, in February 2004, the Bank relaunched mortgage credit lines for the purchase of a permanent or non-permanent residence, renovations and/ or expansions.

      The transactional credit and debit card business has evolved positively, in line with the performance of the overall economy and, in particular, the Bank managed to increase its share in the market and consolidate its leadership. During the fiscal year, not only the Bank's portfolio of cards managed experienced a positive increase, but, also, two new products were launched. During 2003, the Bank maintained its leadership in the credit card business.

      As a result of the several actions aimed at increasing credit card use, purchases made with Visa cards managed by the Bank increased 37% in 2004, compared to a 24% increase for the financial system as a whole. The purchases made with American Express cards also experienced a significant increase, thus purchases made with the credit cards with a nationwide coverage managed by the Bank were 18.8% higher than in 2003. Moreover, the total number of such credit cards managed by the Bank increased 42.2%. Due to the increase in purchases and in the number of cards managed, the Bank's credit and debit card business generated income from services for Ps.112 million. Arrears were significantly low, being less than 1% for arrears of more than 90 days.

      Halfway through fiscal year 2004, the new Visa Mini was launched, an innovative product mainly aimed at young people. In December, the Felices Compras (Happy Shopping) card was launched, a prepaid card that can be charged by phone against a debit or credit card.

      The Bank markets Sudamericana's life, life-related and other insurance products through its own distribution network and also sells property and casualty insurance from other companies. In 2004 the Bank offered a wide range of insurance products, thus consolidating its position as an integral provider of financial services. Income from services derived from the bank-assurance business amounted to Ps. 27 million, a 22% increase when compared to the previous fiscal year. During 2003, the Bank continued consolidating its position as an insurance provider with a wide offering of products and greater functional integration with insurance companies and achieved improvements in efficiency ratios as well as in business volume. Income derived from the Bank's insurance business amounted in 2003 to Ps. 22.0 million.

      In January 2004 Galicia Patrimoniales Compania de Seguros S.A., a subsidiary of Sudamericana Holding, launched to the market Proteccion Hogar (Home Protection), an insurance product aimed at protecting individual's homes. In 2004, the Bank managed to successfully market the insurance policies of this company, and also continued with its alliances with Zurich and Mapfre for the marketing of automotive insurance products. In this line of business, the Bank's portfolio experienced a 58% increase during the year.

      At the close of fiscal year 2004, the Bank managed approximately 368,000 insurance policies (including credit related ones), 23% higher than in the previous year. The Bank's branch network continued leading the sale of insurance products, but non-traditional channels showed significant growth. At the close of fiscal year 2003, the Bank managed approximately 300,000 insurance policies, 30% higher than at the end of 2002. In 2003, insurance policies not related to credit operations grew 46% in comparison to the previous year, while credit-related policies showed a 33% reduction. This decline was the result of loan prepayments and the slow increase in the Bank's loan portfolio.

      During 2004, the Bank continued rendering foreign currency brokerage services to individuals through its branches. However, the stability of the exchange rate led customers to place funds in time deposits instead of purchasing dollars.

      Consumer Finance

      The Bank pursues the consumer finance business aimed at the lower-income segment of the population through the operating subsidiaries of Tarjetas Regionales S.A., a holding company. These companies (the "regional credit-card companies") issue credit cards in certain regions of Argentina and provide financing through these credit cards as well as personal loans.

      As of December 31, 2004, Banco Galicia held 68.22% of Tarjetas Regionales while Galicia Cayman (in provisional liquidation) held the remaining 31.78%. At the same date, the Bank held directly or indirectly (through Tarjetas Regionales) majority interests in the following regional credit card and consumer finance companies:

            - 80.0% in Tarjeta Naranja S.A., a company operating in central and southern Argentina. In March 2001, Tarjetas del Sur S.A., a regional credit card company that operated in the southern part of Argentina that was directly and indirectly controlled by the Bank, was merged into Tarjeta Naranja. In January 2004, Tarjeta Comfiar S.A., a company that operated mostly in the province of Santa Fe, was also merged into Tarjeta Naranja S.A.

            - 60.0% in Tarjetas Cuyanas S.A., a company operating in the provinces of the Cuyo region.

            - 99.99% in Tarjetas del Mar S.A., a company operating in the city of Mar del Plata and the surrounding area.

      The regional economies of the provinces were the main drivers and also beneficiaries of the recent growth experienced by Argentina's economy. Thus, during 2004 and 2003, the external environment for the regional credit-card companies was favorable, and these companies took advantage of that environment in terms of commercial dynamism and attraction of new customers. This led to market share gains and increasing business in their respective areas of influence. The performance of the regional credit-card companies also showed a significant improvement as a result of low competition and higher operating efficiency.

      In 2004, the aggregate number of credit card statements issued by the regional credit-card companies increased by 22% and their loan portfolio, before allowances for loan losses, charge-offs against such allowances and the securitization of loan portfolios, grew by 50.8%, both as compared to the previous year-end. Net operating income of the regional credit-card companies increased by 31.3% as compared to fiscal year 2003, while expenses grew by 22.6%, to keep up with both the rising business volumes and quality standards. This was possible due to the use of technology and a continuous improvement in processes and organization, leading to efficiency gains and economies of scale.

      The daily collection efforts made permitted to keep delinquency at minimum historical levels. In fact, arrears of more than 90 days represented 3.26% of the aggregate portfolio at year-end, a ratio that is lower than in the previous years.

      The favorable aspects stated herein were reflected in these companies' results. During fiscal year 2004, the regional credit-card companies obtained, in aggregate, net income for an amount of Ps. 130.4 million, of which Ps. 105.8 million corresponded to the Bank through Tarjetas Regionales S.A.

      As regards funding, it should be mentioned that: (i) these companies obtained significant bank overdraft facilities and a loan with short- and medium- term tranches; (ii) they repaid during 2004 (within a term of less than 3 years from issuance and for 100% of the original principal amount) the dollar-denominated debt securities secured by a trust issued in connection with the restructuring of dollar-denominated negotiable obligations; and (iii) they successfully placed two series of negotiable obligations for Ps. 25.5 million and the notes from four financial trusts, with an aggregate amount of securitized portfolio of Ps. 121 million. The last two were rated "AAA(arg)" by Fitch Ratings Argentina and, in all cases, demand widely exceeded the amounts offered. After the close of fiscal year 2004, Tarjeta Naranja S.A. issued negotiable obligations for an amount of Ps. 30 million. In summary, these companies' currently dispose of sources of funds that allow them to keep their growth pace and develop the expansion projects mentioned below.

      Since mid 2004, Tarjeta Naranja S.A. resumed its territorial expansion project that shall continue during 2005, which contemplates the addition of a target market with a population of approximately 2 million people.

      Traditional Distribution Channels

      The size and the wide geographical coverage of the Bank's branch network contributes to make the Bank's distribution network one of its more important competitive advantages. These aspects are strengthened by a unified management system through the use of the Bank's Intranet, state-of-the-art systems' and communications' technology, a consistent incentive plan and a continuous follow-up of the quality of service.

      As of December 31, 2004, the Bank's branch network in Argentina totaled 223 branches, including the Bank's Head Office. These branches are established in all of the Argentine provinces with the exception of Tierra del Fuego. In 2004, the branch network was reduced by three branches that were merged with another three nearby branches.

      Fiscal year 2004 was characterized, as was fiscal year 2003, by the Bank's branch network strong focus on sales activities. To such end, the Bank continued with the implementation of its "Sales Coaching" program, which was launched in 2003 and the Bank intends to complete in 2005. This program's purpose is to train branch managers as sale coaches for their staff.

      Automated Banking

      The Alternative Channels Department is responsible for managing those customer service, transactions and sales channels that differ from traditional branches. Its operations cover both individual and corporate customers and are mainly carried out through the Customer Contact Center (the Bank's call center), e-galicia.com (the Bank's Internet banking facility) and "Red Galicia 24" (the Bank's network of automated teller machines and self-service terminals).

      As in prior fiscal years, the use of these channels by the Bank's customers maintained an upward trend. In December 2004, 74.5% of the transactions made by customers were carried out through the Bank's alternative channels, thus showing an 8.9% percentage points improvement in comparison to the same month of the prior year.

      The Customer Contact Center (the "CCC") consists of the following sectors:
Fonobanco (the Bank's phone-banking service), Fonobanco Seguros (the phone-banking unit specializing in insurance products), Foreign Trade, Galicia Responde (the CCC unit that receives and answers customer complaints), Telemarketing, the Investment Center, the Collection Center and the switchboard. These units also have support areas for ongoing improvement in service quality. During 2004, the Customer Contact Center handled over 12 million incoming and outgoing calls. This volume was similar to that recorded during the previous fiscal year.

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

      Fully in line with the boom of the Internet worldwide, e-galicia.com has shown an exponential growth since it was launched. The web site receives almost
1.5 million visits monthly and, through Home Banking, 2.3 million inquiries and transactions are carried out every month. These figures represent almost a 30% growth compared to the end of 2003. As regards the number of customers subscribed, the upward trend continued, with a 15% increase compared to December 2003. Among the large variety of transactions available, the payment of taxes and bills through the direct connection to the web site Pagomiscuentas.com as well as the transfer of funds to third party accounts continued showing a sustained growth, with increases of 48% and 25%, respectively, compared to the previous period.

      At the end of 2004, Red Galicia 24 was made up of 1,085 state-of-the-art technology terminals (563 ATM's and 522 self-service terminals) located throughout the country in traditional branches as well as in neutral positions (gas stations and supermarkets), in line with the Bank's strategy to be close to its customers and provide them with the means to solve their transactional requirements in a dynamic, simple and safe way 24-hour a day. Red Galicia 24 is one of the largest electronic banking networks in Argentina. Compared to the prior fiscal year, the volume of ATM transactions recorded a 12% growth, thus the market share was 17.17%, slightly higher than in 2003. The self-service terminals that allow customers to carry out deposits, payments and inquiries on the Banks' products, showed a slight increase in the volume of transactions conducted in comparison to that in 2003. In line with these indicators, this network's productivity improved 14%. During 2003, more than 30 million transactions were carried out in the Bank's 555 ATMs, while 9 million transactions were conducted at the Bank's 524 self-service terminals. These figures show a 7% decrease in comparison with the number of transactions conducted during 2002, which is in line with the trend in the financial system.

      Private Banking

      This business unit provides private-banking and advisory services to medium- and high-net worth individuals and manages collective investment portfolios. Assets managed by this business unit are made up of both the Bank's investment products and other alternatives offered by the capital market.

      During 2004, total deposits from private banking customers grew substantially, with this growth being to a large extent the result of the activities put into practice to attract former customers. In addition, new investment products were offered such as negotiable obligations and financial trusts notes. During 2003, this business unit also focused its effort on strengthening customer relations and on recovering those customers who had stopped having contact with the Bank.

Wholesale Banking

      The Wholesale Banking Division is in charge of conducting business with corporate customers, and it encompasses the areas that provide those customers commercial and investment banking services, as well as capital-markets and foreign trade services.

      Commercial Banking

      Banco Galicia provides commercial banking services to all types of businesses in all economic sectors. With the purpose of attaining an organization that is functional to the different kinds of customers, service rendered is divided between the Corporate Banking Department and the Middle-market Banking Department. Corporate Banking specializes in the large economic groups of companies, while Middle-market Banking is responsible for rendering services to all the other companies (medium-large companies and small- and medium-sized companies, or PYMEs) and those pertaining to the agriculture and livestock sector. The Wholesale Marketing Department provides support to the other Departments and is responsible for the development and implementation of financial and non-financial products and services, as well as the coordination of distribution channels.

      As regards the offer of transactional products and services, in 2004 new functionalities were developed in connection with collection and payment products for companies, which involved payments with checks under the Cobranzas Integradas Galicia (Galicia Integrated Collections) system and access to information on the collection and automatic debit services, through Galicia Office. The following products were developed: Infopagos, which improves the management of payments; and Infomail, an effective tool for the communication between customer companies and their suppliers. In addition, the campaign "Bonificaciones en la Mira" ("Focus on rebates") led to an increase in fee income, while it allowed to optimize the applicable criteria.

      During fiscal year 2004, Corporate Banking normalized the relationship with the companies within its segment, thus increasing financial and non-financial services and credit assistance above the budgets for such period. Also, both transactional and time deposits showed a sustained increase, and the Bank gained a higher share in the treasury business of its customers. The renegotiation of loans, the implementation of debt restructurings and the resulting collections exceeded the goals set.

      The activities carried out by the different sectors within the Middle-market Banking Department allowed the Bank to maintain and increase its market share in these segments, both as regards deposits and non-financial services. With the purpose of providing services that meet the needs of the different sectors, the Bank developed new non-financial products and services, and the current ones were adapted, thus keeping the upward trend of previous periods. Furthermore, the Bank was able to strengthen the relationship with its customers through the development and adaptation of the different products and services pursuant to the particular needs of each company, offering solutions that would contribute to optimizing their daily operations and improving their business turnover.

      In the small- and medium-sized companies (PYME) and agriculture and livestock segments, the Bank has maintained its leading position reinforcing it through particular actions. The "Sume a su empresa los beneficios de Banco Galicia" ("Add Banco Galicia's Benefits to your Company") campaign positioned the Bank as one of the main players in the collection and payment services. The Visa Business card was relaunched with the purpose of increasing income from segments still not fully exploited, such as the PYME and agriculture and livestock segments.

      The Bank was able to attract significant demand for financing the incorporation of capital goods through its leasing product. In addition, the Bank obtained the highest share of the line to finance the purchase of these goods at a subsidized interest rate granted by the Sepyme (Undersecretaryship of Small- and Medium-sized Companies and Regional Development of the Ministry of Economy). Also, the "Vamos a las Pymes" ("Let's Go to the Pymes") campaign was launched in two phases, allowing for an increase in the placement of product packages within companies having previously been assessed as qualifying for a global credit amount.

      Through the "Banco Galicia, siempre junto al campo" ("Banco Galicia, always with the agriculture and livestock sector") campaign, the Bank offered the agriculture and livestock segment different medium- and long-term credit lines for different purposes and the advantageous financing of the Galicia Rural card. In addition, the special agreements signed with important companies of the sector, and with one of the most important oil companies in the country, enabled the Bank to provide its customers special benefits and financing at preferential interest rates and terms.

      During 2003, the Corporate Banking and Middle-market Banking departments mainly focused on rebuilding relationships with customers and generating income from services by means of the integral management of the treasury of corporate customers. Services were adapted to the new business scenario, covering the transactional needs of customers and providing them with financial solutions to increase their working capital and thereby improve their business activity. That was attained in the different segments in which the Bank offers services, thus strengthening the relationship-banking model applied by the Bank.

      Within the corporate segment, a highly competitive product was developed:
Cobranzas Integradas Galicia (Galicia Integrated Collections), which is aimed at meeting the needs of companies that have a substantial volume of invoices and allowing companies, among other things, to identify their customers. Furthermore, in view of the importance that transactions in dollars started to have and with the purpose of reinforcing the Bank's service offering, special current accounts and collections and transfers in dollars were added to the product menu. Banco Galicia was the first bank to offer collection in dollars for customers' integral treasury management. In addition, the Bank continued adding improvements to its payment and collection systems, seeking to migrate the highest possible number of customers to this channel and to optimize such services. These improvements were mainly reflected in more and better information through electronic channels. Another outstanding event was the addition of Tradecom's advantages to the electronic services offering.

      Credit activities resumed in 2003, initially through 90-day loans, mainly by means of the purchase of checks to date and deferred checks, which are highly liquid documents. In mid-2003, financial loans in pesos and prefinancing of exports in dollars were added, both with a 180-day term. With the improvement in the Bank's liquidity position, the terms for peso-denominated loans were extended to two and three years.

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

      Inquiries and transactions made through Galicia Office, the e-banking channel for corporate customers, increased again during 2004. In addition, improvements and new features were added, such as the following: Transferencias Multiples (Multiple transfers), Visualizacion del servicio de recaudaciones (Visualization of the collection service), Sistema de alarmas por e-mail y a telefonia celular (Notification system through e-mail and to the cell phone), Informes Comerciales Decidir (Decidir commercial reports), Minipuesto Red de Campo (Red de Campo mini-stall), Liquidacion de Ordenes de Pago (Settlement of payment orders) and Permisos de Embarque (Shipping permits), among others.

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

      Investment Banking

      The Investment Banking and Capital Markets departments provide advisory and structured finance services to corporations, institutions and governments, both national and provincial.

      Within the Bank's streamlining of operations started in 2002, the investment banking and capital market activities of the subsidiary Galicia Capital Markets S.A. ("GCM"), in which the Bank has a 99.99% interest, were incorporated to the Bank during fiscal year 2004. Therefore, GCM ceased rendering services during that year. As of December 31, 2004, GCM's shareholders' equity was negative by Ps. 8.3 million, and the Bank had established a liability reserve for such amount. Currently, the Investment Banking Department and the Capital Markets Department are responsible for providing theses services. These departments' goal is to contribute to the attainment of the long-term strategic goals of their customers and the Bank, through the integral development of complex financial products and services.

      During 2004, these departments worked with the Bank's Wholesale and Retail Banking divisions and with Galicia Uruguay in the renegotiation of past due portfolios, and provided customers with investment banking services in the areas of mergers and acquisitions, swaps, debt restructuring, investment projects and securitization. Approximately a dozen loan agreements with companies - mainly from the utility sector - were renegotiated for more than US$ 130 million and, in addition, recoveries were generated from collections, swaps and sales of assets. Also, these departments worked with the Bank in the sale of a portfolio of off-balance sheet loans, a process that was completed at the end of the year.

      During 2003, the environment for this type of activity was complex and characterized by the restriction, for both the Argentine private and public sectors, of access to mid- and long-term financing. Therefore, in 2003, activity was limited to the development of products such as trusts, which were expected to have an increasing presence in the financial market, the provision of advice for the restructuring of the Bank's commercial loan portfolio and, to a lesser extent, on mergers and acquisitions.

      Regarding the advice provided to the Bank on its funding strategy, and having the Bank already recovered satisfactory liquidity levels, in 2004 and in 2003, efforts were directed to the restructuring of the Bank's foreign debt. During these years, advise was also provided to Galicia Uruguay on the exchange offers made by this subsidiary to its customers.

      As of December 31, 2004, the portfolio of industrial investments acquired by the Bank as a result of its participation in the privatization process that took place during the 1990s amounted, after valuation reserves, to Ps. 66.4 million. The largest investments were an 8.26% interest in Aguas Argentinas S.A. with a Ps. 23.4 million net book value, and interests, both of 12.5%, in Inversora Nihuiles S.A. and Inversora Diamante S.A. (two holding companies in the electricity generation business) with a net book value of Ps. 15.7 million and Ps. 12.9 million, respectively.

      Foreign Trade

      During 2004, foreign trade activities continued experiencing the sustained release of the foreign exchange regulations that began in late 2002 and continued in 2003. These changes made trading transactions easier for exporters and importers, diminished their operating burden and that of banks, and increased trade and working capital financing alternatives.

      Within this environment, in 2004, the Bank recorded a 75.0% increase in the annual volume of foreign trade transactions in comparison with the previous fiscal year, reaching US$ 2,506 million, which represented 4.41% of Argentina's foreign trade during 2004. Such share was much higher than the one achieved in the previous fiscal year, which was 3.17%. In 2003 the increase in the annual volume of foreign-trade transactions was 29.2% (to US$ 1,351 million) over the 2002 level.

      This positive result in 2004 was due to the strengthening of the Bank's already strong positioning (that the Bank reached in 2003) and to the enhancement of its customer base, through the strategy of providing customers with assistance, collaboration and advice in all the regions in Argentina. Likewise, the information technology tools developed in prior fiscal years were improved with new functionalities, making them more versatile, easing companies' transactions and contributing to their efficiency. These tools clearly differentiated the Bank from its competitors.

      Galicia Factoring y Leasing S.A. ended its ninth fiscal year in 2004. The company maintained the international factoring offering and recorded a volume of transactions more than three times greater than in fiscal year 2003. This company's activities supplement the Bank's service offering and, in this way, customers can access all the alternatives necessary for conducting their foreign trade business. In 2003, the company adapted its international factoring services to the new regulations and incorporated forfaiting (a method of trade financing that allows exporters to obtain cash and eliminate risk by selling their medium-term receivables on a "without recourse" basis).

International

      The International Division is responsible for managing commercial relations with correspondent banks, international credit agencies and international mutual funds. During 2004, the Foreign Trade department ceased reporting to the International Division (starting to report to the Wholesale Banking Division), and the International Division started to report to the Board of Directors.

      Since 2002 and until the first half of 2004, this unit's activities mainly concentrated on its participation in the implementation of the Bank's capitalization and liquidity plan, especially relating to the Bank's foreign debt restructuring process and the winding down of its operating units abroad. See " -- History -- Restructuring of Our Subsidiaries' Debt -- Banco Galicia."

      During the second half of 2004, this sector's activities focused on resuming international relations with the purpose of reestablishing foreign financing sources for the development of the Bank's business. As a result of the successful foreign-debt restructuring and due to the Bank's good image in the international markets, a gradual increase in commercial credit lines from our correspondent banks and from international credit agencies was shown.

Treasury Division

      The Treasury Division began to report to the Bank's Board of Directors in 2003.

      The Treasury Division is responsible for the management of the Bank's treasury operations and its proprietary liquidity, foreign exchange and securities positions and participates in the management of market, liquidity, interest-rate and currency risks. To this end, it develops the necessary data and strategies to keep such risks within the limits established by the Bank's Board of Directors. Similarly, it is responsible for the administration of third-party assets, mainly the FIMA mutual fund portfolios. The Treasury Division provides services to corporations, financial institutions, mutual funds, pension/retirement funds and insurance companies. Intermediation services in various markets are carried out by the Bank, sometimes in its capacity as agent of the Mercado Abierto Electronico, the Argentine over-the-counter market (the "MAE"), and through Galicia Valores S.A., a brokerage firm 99.99%-owned by the Bank that operates on the BASE.

      Banco Galicia offers brokerage services through its branch network. All equity brokerage activities are conducted by Galicia Valores, which provides equity securities trading and custodial services to Banco Galicia customers. Galicia Valores is a shareholder of the Buenos Aires Stock Market, affiliated with the BASE, and therefore effects transactions as either principal or agent on that exchange. Galicia Valores does not make investment decisions for its customers.

      Financial Operations

      During 2004, the upward trend showed by the domestic capital market in 2003 continued. On the one hand, beginning in 2003, a positive change was evidenced in the corporate sector's situation due to the sustained growth in economic activity and to the progressive completion of the debt restructuring of many of this sector's companies. On the other hand, in 2004 a sharp contraction in sovereign risk was recorded in the domestic bond market, mainly due to reduced risk aversion and a high liquidity level in the international market.

      In the domestic monetary market, due to the high liquidity level, interest rates showed a downward trend, resulting in a renewed interest on short-term debt instruments issued by the Argentine Central Bank. As a result, the issuance of Lebac maintained the importance gained during 2003, with the net issuance of peso-denominated Lebac amounting to Ps. 5,275 million in 2004, a figure that includes CER-adjusted Lebac, which had an increasing participation throughout the year. On the contrary, dollar-denominated Lebac greatly reduced their participation as a means of sterilizing the Argentine Central Bank monetary supply, which was reflected in the US$ 81 million reduction in the stock of these instruments when compared to the end of 2003. Similarly, funds placed by financial institutions in reverse repo agreements with the Argentine Central Bank reached Ps. 5,500 million, reflecting banks excess liquidity.

      Volumes traded in the domestic securities market continued increasing significantly during 2004. The volume of government securities traded on the MAE reached a total of US$ 35,485 million, compared with US$ 19,949 million in 2003, representing a 77.9% increase. Total volume traded by the Bank was 81% higher, thus reaching US$ 340 million in 2004. In the stock market, total volume traded during 2004 was Ps. 49,366 million, to which Galicia Valores S.A. contributed with a total of Ps. 1,312 million. Therefore, the Bank's market share increased to 2.65% in 2004 from 1.6% in 2003. As regards the foreign exchange market, in 2004 the Bank significantly increased the volume traded with corporate and institutional customers, focusing especially on transactions related to foreign trade, managing to duplicate the volume traded compared to 2003. In the wholesale market, the Bank's foreign exchange activity through the MAE amounted to US$ 1,799 million, ranking as one of the ten leading private-sector banks.

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

      After the difficult climate created for investors by the economic and financial crisis of 2001 and 2002 interest in these products returned in 2003 with a focus on time-deposit funds ("money market" funds), which were mainly requested by corporations and institutional investors. To a lesser extent, investors who wished to take advantage of the low price of Argentine equities and fixed-income securities invested in this types of funds. Both equities and bonds performed well in 2003, with the BASE, as measured by the Merval Index, rising 104% and bonds, as measured by the performance of the Fima Renta Dolares (the FIMA dollar fixed-income fund), climbing 20%.

      Investor interest in this kind of products continued growing in 2004, mainly in time-deposit funds, and to a lesser extent, in equity and fixed-income funds. This resulted in an increase of the amounts under management by Galicia Administradora de Fondos which grew 35% in 2004, from Ps. 170 million as of December 31, 2003 to Ps. 230 million as of December 31, 2004. The fund that grew most was the FIMA Premium fund (a time-deposit fund), with a 60% increase in assets under management. Among the reasons that boosted this growth are the good performance showed by this fund - which was the fund with the highest return among others of the same category - , the upgrading of the rating granted by Fitch Ratings Argentina and the attraction of new institutional investors.

Internet

      The Bank carries out its Internet businesses primarily through Net Investment S.A. Banco Galicia's stake in the company is 12.5%, while the remaining 87.5% is held by Grupo Galicia. See " -- Net Investment S.A."

SUDAMERICANA HOLDING S.A.

      Sudamericana Holding S.A. ("Sudamericana") is a group of life, retirement and property insurance companies. We own an 87.5% stake in Sudamericana. Banco Galicia holds the remaining 12.5%.

      This investment represents another step forward in our plan to consolidate our leadership as a financial service provider, thus supplementing those businesses that Banco Galicia may only conduct to a limited extent in line with prevailing regulations.

      Total premiums written in 2004 by the life, retirement and property insurance companies controlled by Sudamericana amounted to Ps. 41.1 million. As of December 31, 2004, Sudamericana's subsidiaries had more than 1,400,000 insured, taking into account all the insurance sectors in which it conducts its business.

      Within a more favorable context for the insurance industry, the focus was placed on taking advantage of the higher demand for insurance policies in order to significantly increase sales. As a result of such effort, the volume of premiums in 2004 was 35.8% higher than that of the previous year, with an important improvement in distribution through the Bank. With respect to products, a new version of personal accident insurance was launched, which product was marketed through Banco Galicia. At the end of the year, a homeowners' insurance specially designed to be distributed through Tarjetas Regionales was being implemented.

      In 2004, periodic revisions of the portfolio of group policies were carried out, in order to increase revenue from those with potential, renew high profitability policies, and surrender non-profitable policies. In addition, with the purpose of improving customer retention, in particular those policies sold through the Bank, an analysis of the most frequent reasons for the cancellation of policies was carried out, thus establishing an action plan targeting the different problems identified. Also, a fidelity program was implemented for retirement and life insurance customers, and, in order to improve service standards, a customer satisfaction survey was initiated.

      During 2004, Sudamericana transferred most of its obligations in connection with pension-linked life insurance (vida previsional) policies, to two life insurance companies related to pension fund managers (administradoras de fondos de jubilacion y pension, AFJPs) and entered into cut-off agreements with the reinsurers of such obligations. Having transferred policies accounting for approximately 95% of its pension-linked life insurance (vida previsional) liabilities, Sudamericana practically ended its participation in a business that was residual to it, and which had low profitability and high operating burden and regulatory risk.

      On April 29, 2005, Sudamericana sold to Swiss Medical S.A. and SMG Investment S.A 100% of its interest in Instituto de Salta Compania de Seguros de Vida S.A., for a total price of Ps. 6.8 million.

      Sudamericana's business plan for the short-term aims at increasing revenue, which along with efficiency improvements, are expected to allow for better profitability. The main goals are: (i) to increase revenue maintaining the sales volume achieved in 2004 but improving the average premium and policy length, focusing on Banco Galicia, Tarjetas Regionales and external producers as the main distribution channels, and aiming at the middle income market segment;
(ii) to strengthen differentiation through quality advisory services, both in the sale and post-sale stages, in order to establish long-term relationships with insureds; (iii) to limit losses from claims, through a strict underwriting and settlement of claims; and (iv) to increase productivity, controlling expense levels, making processes more efficient and improving systems.

NET INVESTMENT S.A.

      We carry out our Internet businesses through Net Investment S.A., a holding company dedicated to investing in and developing businesses related with technology, communications, the Internet, connectivity, and contents. The objective of Net Investment is to create value for its shareholders, investing in projects in which the business model is based on positive cash flows and profits. Our stake in the company is 87.5%, while the remaining 12.5% is held by Banco Galicia.

      During fiscal year 2004, Net Investment received irrevocable contributions exclusively from us for Ps. 683,000. Banco Galicia could not make the contributions corresponding to its interest because the Argentine Central Bank has imposed restrictions on the Bank's ability to provide financial assistance to affiliated companies.

Grupo Galicia decided not to capitalize the irrevocable contributions made until Banco Galicia is able to make the contributions corresponding to its interest in the company. Funds received by Net Investment S.A. were used to the pay for operating expenses and to make the contributions required by "Grupo Tradecom" (see the paragraph below) and the controlled company B2Agro S.A.

      Net Investment S.A., through its subsidiary Net Investment B.V., held a stake in Tradecom International N.V. (currently in liquidation) ("Grupo Tradecom"), a holding company based in the Netherlands that conducted its business activities through its subsidiaries Tradecom Brasil S.A. and Tradecom Argentina S.A. These companies provide B2B e-commerce support services and virtual markets for transactions between companies and suppliers. Due to the high cost of maintaining a Dutch company, the shareholders of "Grupo Tradecom" decided to dissolve and liquidate Tradecom International N.V. and reorganize the holding in Tradecom Brasil S.A. In November 2004, Net Investment S.A. decided to dissolve and liquidate Net Investment B.V. (currently in liquidation) in order to hold a direct interest in Tradecom Brasil. In addition, an agreement for the capitalization of Tradecom Brasil S.A. was reached in which new capital contributions that, for Banco Galicia and Net Investment as a group, were set at US$ 505,000. Once the aforementioned reorganizations and Tradecom Brasil S.A.'s capitalization is finalized, the joint interest of Banco Galicia and Net Investment S.A. will be 13.30 % of Tradecom Brasil S.A. Net Investment S.A. made all of the contributions that corresponded to it as well as those corresponding to Banco Galicia, as the latter could not comply with this requirement at the time due to the restrictions imposed by the Argentine Central Bank. Grupo Galicia and Banco Galicia signed a Purchase Option Agreement of up to 100% of the US$ 505,000 contribution made to Tradecom Brasil S.A., which grants Banco Galicia the opportunity to exercise the purchase option within 60 months. This contribution was deemed necessary due to the convenience of continuing to participate in a business where the increasing interest of companies for the use of e-procurement tools is significant, and in order to comply with the primary purpose of participating in activities that contribute to the comprehensive business of Banco Galicia and Grupo Galicia.

      In 2004, Tradecom Argentina S.A. received from its controlling company, Tradecom International N.V., US$ 140,000 on account of irrevocable contributions. Activities carried out during 2004 were aimed at the consolidation of the projects that had commenced in late 2003, such as the implementation of the e-procurement tools in the company Clariant in Mexico and Venezuela, and of the project developed in Gestion Compartida, a company that consolidates Grupo Clarin's total purchases. In addition, Tradecom Argentina rendered the reverse auction services to the Panama Channel. Furthermore, and together with Banco Galicia, the product "Galicia Compras" (Galicia Purchases) was launched, a new business channel of Banco Galicia through which companies can sell, buy and finance all of the indirect goods and services they need through the e-commerce tool provided by Tradecom Argentina. Other products that were consolidated are reverse auctions, which are used by companies such as Peugeot Argentina, were the "Current Account Viewer" and the "Payment to Suppliers Viewer".

      During fiscal year 2004, Tradecom Brasil restructured its costs, renegotiating the main contracts with its suppliers and reducing personnel expenses. In addition, it increased its revenue by 16% in comparison to the previous fiscal year. For 2005, it is expected that such revenue will continue to increase based on the offering of new services and the expansion of the customer base.

      During 2004, contributions for Ps. 395,000 were made to B2agro S.A. in order to keep the company's financial budget balanced. The scarce use of Internet technology by agriculture and livestock producers prevented the generation of sufficient cash flow to cover the company's operating expenses. For this reason, B2agro S.A's Board of Directors decided to streamline the company's operations to a minimum level. For fiscal year 2005, the company will analyze the business viability and the feasibility of starting new projects related to the agriculture and livestock sector.

GALICIA WARRANTS S.A.

      We own 87.5% of Galicia Warrants and the remaining 12.5% stake is owned by Banco Galicia. Founded in 1993, Galicia Warrants is a leading company in the deposit certificates and warrants issuance market, in which it conducts transactions since 1994, supporting both medium- and large-size companies through the custody of goods stocks. Galicia Warrants' main objective is to enable its customers access to credit and financing guaranteed by the property kept in custody and evidenced by the corresponding certificates issued by Galicia Warrants. Galicia

Warrants owns premises at San Salvador, Province of Entre Rios, for the conditioning and storage of 40,000 tons of paddy rice, which since it began operations in 1998, has provided high quality services.

      In 2002, the warrants business was affected by the lack of credit and a pronounced drop in the demand from sectors that traditionally used its products. The general recovery in economic activity that started in 2003 and consolidated in 2004, was to a large extent based on the production increase of export-related sectors. To that regard, the agriculture and livestock sector had an outstanding performance, favored by high commodity prices. At the same time, the financial sector started to respond to credit demand as a consequence of the increase in its deposit base, the agreements reached with its creditors, and a greater predictability of the Argentine government's macroeconomic policy. Within this context, Galicia Warrants increased its activity level, mainly in the agro-industry and commodity sectors, with an improvement in the use of resources, which allowed it to improve its results of operations, while maintaining a selected customer base.

      At the end of 2004, the company had total assets for Ps. 6.8 million, with total liabilities for Ps. 1.9 million and a shareholders' equity of Ps. 4.9 million. Galicia Warrants changed the closing date of its fiscal year, to December 31, in order to make it coincide with our fiscal year. In the irregular 8-month fiscal year ended December 31, 2004, deposit certificates were issued for a total amount of US$ 30.1 million, which implied income for Ps. 2.2 million and profits for Ps. 441,000.

      The sustained growth of Argentina's real economy and of its financial system will be determining factors for the success of Galicia Warrants. In the present context Galicia Warrants is expected to increase its activity level.

COMPETITION

      In general terms, the competitive business environment in Argentina is still being influenced by the effects of the devaluation together with the measures adopted by the Argentine government since 2002. Changes and new regulatory frameworks are expected, especially in the financial industry and in some privatized utilities companies.

      Due to our financial holding structure, competition is not felt directly at our level but rather at the level of our operating subsidiaries. We face strong competition in most of the areas in which we are active.

BANKING

      Banco Galicia faces significant competition in all of its principal areas of operation.

      The Bank faces competition from the large universal foreign banks operating in Argentina, from Argentine national and provincial government-owned banks private-sector domestic banks and to a lesser extent from cooperative banks, as well as from nonbank financial institutions. Competition from public-sector banks has decreased from the immediate post-crisis period as the public that initially turned to them as a safe harbor during the crisis has begun to exit those banks in search of better service. Competition is expected to increase from certain domestically owned private-sector banks, which prior to the crisis operated in merchant or private banking and that after the crisis acquired the retail operations of banks that left the business as a result of the crisis.

      The estimated deposit market share of private sector deposits in current accounts, savings accounts and time deposits (excluding restructured deposits) of the Bank (in the Argentine financial system only) based on daily information published by the Argentine Central Bank increased to 7.50% as of December 31, 2004, compared to 5.80% as of December 31, 2003, and 4.94% as of December 31, 2002. Prior to the crisis, the Bank's deposit market share was approximately 10%.

      The Bank is currently increasing its deposit market share and is one of the leading banks in Argentina and the largest domestically owned private-sector bank. As of December 31, 2004, measured by its deposits in Argentina only, the Bank was ranked sixth in the whole financial system and third among private-sector banks (including foreign banks). These positions remained unchanged from the close of the prior fiscal year.

      For information on the Argentine banking system, see " -- Argentine Banking System and Regulation -- Argentine Banking System."

REGIONAL CREDIT-CARD COMPANIES

      No official data is available about the consumer finance market of the different regions of the interior of Argentina in which the regional credit-card companies operate. However, the 2001-2002 economic crisis significantly affected these companies' competitors, with many of them having ceased operations. Therefore, in general, competition is currently very low for these companies and much lower than in the pre-crisis period.

INSURANCE INDUSTRY

      After the collapse suffered by the Argentine economy in 2002, the insurance industry managed to stabilize and grow. Total insurance premiums written in 2004 showed a favorable trend, increasing 17.0% with respect to the previous twelve months and reaching, pursuant to official figures, Ps. 12,350 million. Expectations are that, during 2005, the insurance industry's expansionary cycle will continue.

      The growth shown during most of 2004 was mainly driven by the following sectors: auto insurance, labor- risk insurance, group life insurance and pension-linked life insurance (vida previsional). The positive impact of life annuities during the second half of 2004 was noticeable.

      In 2004, the property insurance sector's volume of premiums was approximately Ps. 8,294 million. Auto insurance represented 48% of this total, followed by labor-risk insurance (17%) and fire and homeowners insurance (14%). Even though auto insurance is the most important segment in terms of volume of premiums written, the other two segments showed significant growth rates.

      In the same period, total premiums written by the individuals' insurance sector was approximately Ps. 3,988 million. Life annuities represented 41% of such total, followed by non-pension-linked life insurance (37%), pension-linked life insurance (16%), and voluntary retirement plans (6%). Life annuities experienced an additional boost due to a regulatory change that allowed all persons retired due to disability the possibility of choosing a final annuity instead of the temporary benefits provided by pension fund managers (AFJPs) or labor-risk insurance companies (ARTs).

      During 2004, the life insurance business continued being mainly focused on protection. The demand for products including capitalization, which had been predominant during the second half of the 90's and the beginning of 2000, was still very weak.

      Expectations are that the industry will continue to concentrate through new mergers and acquisitions, although to a lesser extent than in 2004.

SALES AND MARKETING

      Banco Galicia's distribution capabilities are the principal marketing channel. Banco Galicia operates one of the most extensive and diversified distribution networks among private-sector banks in Argentina.

      While continuing with its long-term objective to consolidate its leadership in the Argentine financial system, the Bank reduced its distribution platform during 2002 as a result of the crisis and did not expand it in 2003 and 2004. Despite the reduction, the Bank's distribution network continues to be one of the largest and most flexible distribution platforms in the country and the Bank has kept a nationwide coverage.

      The Bank markets all of its financial products and services to high-, medium- and medium-low-income individuals, including insurance and FIMA family of mutual funds, through its branch network. Within the branches, the sales force is specialized by segment. The Bank's sales policy encourages tellers to perform sales functions too. Wealthy individuals who are private banking customers are served by specialized officers through a special network of service centers and a head office facility. The Bank's distribution channel for the lower-income segment of the population is the network of offices of the regional credit card companies. Until mid-2002, the Bank also served this segment through the "Galicia Ahora" network, which was merged into the branch network in that year.

      Commercial banking services to large corporations (including medium to large companies) and banks are provided in a centralized manner. Branch officers are responsible for the Bank's relationship with middle-market and small businesses and most of the agriculture/livestock sector customers. Credit risk is managed in a centralized manner.

      All of the Bank's individual and corporate customers have access to the Bank's electronic distribution channels, including the ATM network, a multifunction call center and an e-banking website. The Bank's call center also performs telemarketing and credit recovery functions.

      Special mobile sales forces are maintained to market various products and services to individuals and employees of client corporations.

      The Bank uses a data warehouse, to perform segmentation and profitability analyses, estimate performance patterns and cross-selling indices and forecast client response based on historical information and data-mining. The Bank has a customer oriented service approach and a segmented marketing approach. In the late 1990s, the data warehouse capabilities began to be used to design marketing campaigns focused on specific segments of the Bank's customer base. In addition, in the late 90s the Bank began to focus its marketing strategy on the development of long-term relationships with customers based on its knowledge of those customers. As part of this client-oriented strategy, the Bank began to implement customer relationship management ("CRM") technology to support continuous improvement of its relationship with customers. The Bank continues with this strategy.

      In 2002, the economic crisis and the measures taken by the Argentine government to deal with the crisis had a strong negative impact on financial institutions' relations with their customers. After the first half of 2002, the Bank implemented several initiatives to retain and recover customers by focusing on quality of service and on those attributes of a bank that were most valued by customers according to surveys. In addition, the Bank worked to continue offering its customers transactional banking services and to provide concrete benefits originating from the use of these services. The Bank's media presence remained low until September 2002, when a promotional campaign with strong advertising was launched.

      In 2003 and 2004, the Bank implemented several programs aimed at improving customer focus among Bank team members and Banco Galicia's image and "top of mind" (immediate brand recollection) improved significantly, boosted by highly successful advertising campaigns and by increased advertising and publicity expenses. The customer satisfaction surveys for the last quarter of 2003 and 2004 showed a significant upturn in customers satisfaction rates, which regained the pre-crisis levels. The development of constant promotional and loyalty campaigns that highlighted the targeted attributes of the Bank's brand, the Bank's focus on customer relationships, the increase in its overall business activity and the resumption of credit granting contributed to the rebuilding of the Bank's relations with its customers. The Bank has a leadership position in the individual market and in the commercial banking business and a leadership position in the middle-market and agribusiness sectors.

PROPERTY

      We own 150 square meters of office space at Tte. Gral. Juan D. Peron 456, 2nd floor, Buenos Aires, Argentina, which houses our management, accounting, administrative and investor relations functions.

      We also own a building containing eight units, equivalent to 1,618.48 square meters, located at Maipu 241, Buenos Aires. Currently, we lease six of these units to the Bank, equivalent to 1,218.63 square meters, for Ps. 13,260 per month, and hold one unit vacant for storage. The remaining unit is occupied by Galicia Vida Compania de Seguros S.A.

      Galicia Retiro Compania de Seguros S.A. and Galicia Vida Compania de Seguros S.A. own one unit each, equivalent to 728.48 and 914.89 square meters, respectively, of the building already mentioned located at Maipu 241, Buenos Aires, Argentina.

      Net Investment owns 44.80 square meters at Tte. Gral. Juan D. Peron 456, 2nd floor, Buenos Aires, Argentina, where its administrative activities are conducted.

      Galicia Warrants owns four units which house its administrative activities, equivalent to 118.15 square meters at Tte. Gral Juan D. Peron 456, 6th floor, Buenos Aires, Argentina. Additionally, the company owns a 47.917 square meters warehouse with a storage capacity of 40.000 tons of rice located at Ruta Nacional No. 18, Km 209, San Salvador, Entre Rios, Republica Argentina. In addition, Galicia Warrants rents warehouse space at Alto Verde, Chicligasta, and at Alsina 3450, San Miguel de Tucuman, both in the Province of Tucuman, which consist of 2,000 and 6,000 square meters, respectively, and office space at San Martin 784, San Miguel de Tucuman, which consists of 85 square meters.

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

      In 1994, Banco Galicia purchased the building located at Reconquista 188/200, Buenos Aires and, between 1992 and 2000, it purchased the building located at Tte. Gral. Juan D. Peron 444, Buenos Aires. In these locations, construction commenced of a new corporate tower. The Bank plans to centralize a significant portion of its offices that are currently in the vicinity in this new corporate tower. The new corporate tower will consist of approximately 42,000 square meters. The works are expected to finalize in August 2006 and the estimated remaining investment is US$ 32.0 million.

      As of December 31, 2004, Banco Galicia's branch network consisted of 223 branches in Argentina, 137 of which were owned and 83 of which were rented by Banco Galicia. The Argentine branches were located in 22 of Argentina's 23 provinces.

      As of December 31, 2004, Galicia Uruguay owned two buildings: its head office and the former Punta del Este branch. The head office of Galicia Uruguay is located at Luis Alberto Herrera 1248, 21st and 22nd floors, Edificio World Trade Center, Montevideo, Uruguay, and consists of approximately 880 square meters. Galicia Uruguay also rents a warehouse in Montevideo, where it stores documents. Galicia Cayman (in provisional liquidation) and the Cayman Branch are located in the Cayman Islands and The Bank of Nova Scotia Trust Co. acts as its registered office.

      Tarjeta Naranja S.A. owns two buildings at Sucre 152 and Sucre 154, Cordoba, Argentina, which house part of its management and administrative functions. These buildings contain approximately 1,390 square meters. It also owns a third building at Sucre 541, which is under remodeling in order to house new office space. This building consists of approximately 1,800 square meters. In addition, Tarjeta Naranja owns two buildings at San Jeronimo 2348 and San Jeronimo 2350, Santa Fe, Argentina. One of them serves as administrative offices and the other as a sales office. These buildings contain approximately 1,475 square meters. Tarjeta Naranja rents office space at Sucre 145/151 and La Rioja 375, Cordoba, which, in aggregate is approximately 3,670 square meters. These locations serve as annexes to its principal executive offices. It also rents warehouse space at Humberto 1(degree) 2165, Cordoba, which consists of approximately 1,115 square meters, at La Rioja 364, Cordoba, which is approximately 350 square meters and serves as a printing center for credit-card statements, and at Los Andes 197, Cordoba, which is approximately 1,765 square meters. As of December 31, 2004, Tarjeta Naranja operated 77 sales points located in 20 of the 23 Argentine provinces, 75 of which were rented by the company. This figure includes the branches that previously comprised Tarjeta Comfiar's branch network.

      Tarjetas Cuyanas S.A's principal executive offices are rented. They consist of approximately 1,160 square meters of space at Belgrano 1415, Mendoza, Argentina. It also rents warehouse space at Olascoaga 348, San Jose, Mendoza, Argentina, and at Godoy Cruz 382, Mendoza, Argentina, which consist of approximately 580 and 200 square meters, respectively. As of December 31, 2004, its distribution network consisted of 12 sales points located in the provinces of Mendoza, San Juan and San Luis. All of them were rented.

      Tarjetas del Mar S.A.'s principal executive offices are located at Luro 3001, Mar del Plata, Argentina. They contain approximately 240 square meters of space. As of December 31, 2004, its distribution network consisted of three sales points located in the province of Buenos Aires. Both the head office and the branches were rented.

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

      Unless otherwise stated, in this section the exchange rate used to convert foreign currency amounts into pesos was the exchange rate as of each relevant date or period end that Banco Nacion or the Argentine Central Bank quoted. In the case of dollars, until December 31, 2001, the Banco Nacion quotes for such exchange rates were Ps. 1.0 per US$ 1.0. The exchange rate used for the preparation of the financial statements as of December 31, 2002 and December 31, 2003, was Ps. 3.3630 per US$ 1.0 and Ps. 2.9330 per US$ 1.0 respectively. For the preparation of the financial statements as of December 31, 2004 the exchange rate used was Ps. 2.9738 per US$ 1.0. See Item 3. "Key Information -- Exchange Rate Information," Item 3. "Key Information -- Risk Factors," and " -- Main Regulatory Changes in 2002, 2003 and 2004."

      The dollar-denominated assets and liabilities reflect balances held by the Bank's Argentine operations, Galicia Uruguay, the former New York Branch and the Cayman Branch and the nonbank affiliated companies required to be consolidated. Until the suspension of its activities, as a result of the crisis, the Bank's foreign branches or subsidiaries operated mainly in dollars.

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

      Accordingly, information included in this section as of and for the fiscal year ended December 31, 2004 does not include any effect of inflation accounting and information included in this section as of and for the fiscal year ended December 31, 2003 includes the effects of inflation accounting through February 28, 2003, with the WPI increasing 0.87% between January 1, 2003 and February 28, 2003, while the information for periods prior to February 28, 2003 has been restated in constant pesos as of February 28, 2003 applying the approximately 120.35% change in the WPI for the period from January 1, 2002 to February 28, 2003.

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

      For fiscal year 2002, the average nominal interest rates were converted to real rates using the following formula:

            1 + N(p)                             (1 + N(d)) (1 + D)
    R(p) = ---------  - 1                 R(d) = ------------------ - 1
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

\
     The following table shows Grupo Galicia's consolidated average balances, interest earned or paid and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2004.

                                            GRUPO GALICIA, FISCAL YEAR ENDED DECEMBER 31, 2004 (*)
                                           --------------------------------------------------------------
                                                          PESOS                          DOLLARS
                                           -----------------------------  -------------------------------
                                                        INTEREST  VERAGE              INTEREST   AVERAGE
                                             AVERAGE     EARNED/  YIELD/    AVERAGE    EARNED/     YIELD/
                                             BALANCE      PAID    RATE      BALANCE     PAID       RATE
                                           -----------  --------  ------  ----------  ---------  --------
                                                          (in millions of pesos, except rates)
ASSETS
Government Securities...............        Ps.1,226.7  Ps. 78.5  .6.40   Ps.2,012.0  Ps. (87.8)   (4.36)
Loans...............................
   Private Sector...................           3,213.9     490.9  15.27        907.3       44.1     4.86
   Public Sector....................           7,016.7     564.6   8.05            -          -        -
                                           -----------  --------  -----   ----------   --------   ------
Total Loans.........................          10,230.6   1,055.5  10.32        907.3       44.1     4.86
Other(1)............................           1,385.8      92.5   6.67      4,973.0       73.3     1.47
                                           -----------  --------  -----   ----------   --------   ------
TOTAL INTEREST-EARNING ASSETS.......          12,843.1   1,226.5   9.55%     7,892.3       29.6     0.38%
Cash and Gold.......................             290.2         -      -        150.0          -        -
Equity in Other Companies...........             339.2         -      -         88.5          -        -
Other Assets........................           2,142.9         -      -        104.0          -        -
Allowances..........................            (840.2)        -      -       (284.1)         -        -
                                           -----------  --------  -----   ----------   --------   ------
TOTAL ASSETS........................       PS.14,775.2         -      -   PS.7,950.7          -        -
LIABILITIES AND EQUITY
Deposits
   Current Accounts.................             364.5       4.8   1.32%        69.5          -        -
   Saving Accounts..................             767.1       4.2   0.55        267.4          -        -
   Time Deposits....................           2,228.9     116.3   5.22      1,088.6   Ps. 18.2     1.67%
                                           -----------  --------  -----   ----------   --------   ------
TOTAL INTEREST-BEARING DEPOSITS                3,360.5     125.3   3.73      1,425.5       18.2     1.28
Argentine Central Bank..............           8,165.6     698.9   8.56            -          -        -
Other Financial Entities............             168.2      47.9  28.48        815.4       66.8     8.19
Debt Securities.....................              10.7         -      -      3,179.9       27.6     0.87
Other ..............................              95.7       7.9   8.25      1,072.5       52.5     4.90
                                           -----------  --------  -----   ----------   --------   ------
TOTAL INTEREST-BEARING LIABILITIES..          11,800.7     880.0   7.46%     6,493.3      165.1     2.54%
Demand deposits.....................           1,038.2         -      -         34.0          -        -
Other Liabilities...................           1,197.4         -      -        558.2          -        -
Minority Interests..................             103.2         -      -            -          -        -
Shareholders' Equity................           1,500.9         -      -            -          -        -
                                           -----------  --------  -----   ----------   --------   ------
TOTAL LIABILITIES AND EQUITY........       PS.15,640.4         -      -   PS.7,085.5          -        -
SPREAD AND NET YIELD
Interest Rate Spread................                               2.09%                           (2.16)%
Cost of Funds Supporting
  Interest-Earning Assets...........                               6.85                             2.09
Net Yield on Interest-Earning
Assets..............................                               2.70                            (1.72)
                                           ===========  ========  =====   ==========   ========   ======

                                             GRUPO GALICIA, FISCAL YEAR ENDED DECEMBER 31, 2004 (*)
                                             ------------------------------------------------------
                                                                   TOTAL
                                                   ---------------------------------------
                                                                   INTEREST        AVERAGE
                                                     AVERAGE        EARNED/         YIELD/
                                                     BALANCE         PAID           RATE
                                                   ------------    --------        -------
                                                    (in millions of pesos, except rates)
ASSETS
Government Securities...............                Ps. 3,238.7    Ps. (9.3)        .(0.29)
Loans...............................
   Private Sector...................                    4,121.2       535.0          12.98
   Public Sector....................                    7,016.7       564.6           8.05
                                                   ------------    --------         ------
Total Loans.........................                   11,137.9     1,099.6           9.87
Other(1)............................                    6,358.8       165.8           2.61
                                                   ------------    --------         ------
TOTAL INTEREST-EARNING ASSETS.......                   20,735.4     1,256.1           6.06%
Cash and Gold.......................                      440.2           -              -
Equity in Other Companies...........                      427.7           -              -
Other Assets........................                    2,246.9           -              -
Allowances..........................                   (1,124.3)          -              -
                                                   ------------    --------         ------
TOTAL ASSETS........................               PS. 22,725.9           -              -
LIABILITIES AND EQUITY
Deposits
   Current Accounts.................                      434.0         4.8           1.11%
   Saving Accounts..................                    1,034.5         4.2           0.41
   Time Deposits....................                    3,317.5       134.5           4.05
                                                   ------------    --------         ------
TOTAL INTEREST-BEARING DEPOSITS                         4,786.0       143.5           3.00
Argentine Central Bank..............                    8,165.6       698.9           8.56
Other Financial Entities............                      983.6       114.7          11.66
Debt Securities.....................                    3,190.6        27.6           0.87
Other ..............................                    1,168.2        60.4           5.17
                                                   ------------    --------         ------
TOTAL INTEREST-BEARING LIABILITIES..                   18,294.0     1,045.1           5.71%
Demand deposits.....................                    1,072.2           -              -
Other Liabilities...................                    1,755.6           -              -
Minority Interests..................                      103.2           -              -
Shareholders' Equity................                    1,500.9           -              -
                                                   ------------    --------         ------
TOTAL LIABILITIES AND EQUITY........               PS. 22,725.9           -              -
SPREAD AND NET YIELD
Interest Rate Spread................                                                  0.35%
Cost of Funds Supporting
  Interest-Earning Assets...........                                                  5.04
Net Yield on Interest-Earning
Assets..............................                                                  1.02
                                                   ============    ========         ======

(*) Rates include the CER adjustment.

(1) Includes the amounts corresponding to the Compensatory Bond and the Hedge Bond to be received, among others.

         The following table shows Grupo Galicia's consolidated average balances, interest earned or paid and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2003. In the table below, the Bank's holdings of Bogar were not reclassified as government securities, being included under "Loans- Public Sector" in pesos.

                                                     GRUPO GALICIA, FISCAL YEAR ENDED DECEMBER 31, 2003 (*)
                                         ----------------------------------------------------------------------------------------
                                                             PESOS                                      DOLLARS
                                         --------------------------------------------    ----------------------------------------
                                                            INTEREST          AVERAGE                      INTEREST       AVERAGE
                                            AVERAGE          EARNED/           YIELD/      AVERAGE          EARNED/        YIELD/
                                            BALANCE           PAID              RATE       BALANCE           PAID          RATE
                                         ------------       --------          -------    -----------       --------       -------
                                                                (in millions of pesos, except rates)
ASSETS
Government Securities..................     Ps. 250.5       Ps. 23.3            9.30%    Ps. 1,832.3       Ps. 48.2          2.63%
Loans
   Private Sector......................       2,981.0          705.6           23.67           986.2           89.2          9.04
   Public Sector.......................       7,589.5          342.6            4.51               -              -             -
                                         ------------       --------           -----     -----------       --------       -------
Total Loans............................      10,570.5        1,048.2            9.92           986.2           89.2          9.04
Other(1)...............................       1,309.3           61.1            4.67         5,776.3           64.4          1.11
                                         ------------       --------           -----     -----------       --------       -------
TOTAL INTEREST-EARNING ASSETS..........      12,130.3        1,132.6            9.34%        8,594.8          201.8          2.35%
Cash and Gold..........................         207.0              -               -           135.5              -             -
Equity in Other Companies..............         462.1              -               -           140.4              -             -
Other Assets...........................       2,275.1              -               -           128.2              -             -
Allowances.............................      (1,291.7)             -               -          (251.4)             -             -
                                         ------------       --------           -----     -----------       --------       -------
TOTAL ASSETS...........................  PS. 13,782.8              -               -     PS. 8,747.5              -             -
LIABILITIES AND EQUITY
Deposits
   Current Accounts....................     Ps. 185.1        Ps. 3.0            1.62%       Ps. 30.5              -             -
   Saving Accounts.....................         434.6            3.4            0.78           178.5              -             -
   Time Deposits.......................       2,185.4          230.6           10.55         1,422.9       Ps. 26.8          1.88%
                                         ------------       --------           -----     -----------       --------       -------
TOTAL INTEREST-BEARING DEPOSITS               2,805.1          237.0            8.45         1,631.9           26.8          1.64
Argentine Central Bank.................       8,062.0          473.1            5.87             0.7              -             -
Other Financial Entities...............         174.4           69.9           40.08         1,900.0          121.0          6.37
Debt Securities........................             -              -               -         2,710.5          154.2          5.69
Other .................................          45.7            9.6           21.01         1,307.4           58.4          4.47
                                         ------------       --------           -----     -----------       --------       -------
TOTAL INTEREST-BEARING LIABILITIES.....      11,087.2          789.6            7.12%        7,550.5          360.4          4.77%
Demand deposits........................         700.6              -               -            72.2              -             -
Other Liabilities......................         939.4              -               -           561.5              -             -
Minority Interests.....................          89.5              -               -             0.0              -             -
Shareholders' Equity...................       1,529.4              -               -               -              -             -
                                         ------------       --------           -----     -----------       --------       -------
TOTAL LIABILITIES AND EQUITY...........  PS. 14,346.1              -               -     PS. 8,184.2              -             -
SPREAD AND NET YIELD
Interest Rate Spread...................                                         2.22%                                       (2.42)%
Cost of Funds Supporting
  Interest-Earning Assets..............                                         6.51                                         4.19
Net Yield on Interest-Earning Assets...                                         2.83                                        (1.85)
                                         ============       ========           =====     ===========       ========       =======

                                          GRUPO GALICIA, FISCAL YEAR ENDED DECEMBER 31, 2003 (*)
                                          ------------------------------------------------------
                                                                    TOTAL
                                               ---------------------------------------------
                                                                    INTEREST         AVERAGE
                                                  AVERAGE           EARNED/          YIELD/
                                                  BALANCE             PAID             RATE
                                               ------------         --------         -------
                                                    (in millions of pesos, except rates)
ASSETS
Government Securities..................         Ps. 2,082.8        Ps. 71.5            3.43%
Loans
   Private Sector......................             3,967.2           794.8           20.03
   Public Sector.......................             7,589.5           342.6            4.51
                                               ------------         -------          ------
Total Loans............................            11,556.7         1,137.4            9.84
Other(1)...............................             7,085.6           125.5            1.77
                                               ------------         -------          ------
TOTAL INTEREST-EARNING ASSETS..........            20,725.1         1,334.4            6.44%
Cash and Gold..........................               342.5               -               -
Equity in Other Companies                             602.5               -               -
Other Assets...........................             2,403.3               -               -
Allowances.............................            (1,543.1)              -               -
                                               ------------         -------          ------
TOTAL ASSETS...........................        PS. 22,530.3               -               -
LIABILITIES AND EQUITY
Deposits
   Current Accounts....................           Ps. 215.6         Ps. 3.0            1.39%
   Saving Accounts.....................               613.1             3.4            0.55
   Time Deposits.......................             3,608.3           257.4            7.13
                                               ------------         -------          ------
TOTAL INTEREST-BEARING DEPOSITS                     4,437.0           263.8            5.95
Argentine Central Bank.................             8,062.7           473.1            5.87
Other Financial Entities...............             2,074.4           190.9            9.20
Debt Securities........................             2,710.5           154.2            5.69
Other .................................             1,353.1            68.0            5.03
                                               ------------         -------          ------
TOTAL INTEREST-BEARING LIABILITIES.....            18,637.7         1,150.0            6.17%
Demand deposits........................               772.8               -               -
Other Liabilities......................             1,500.9               -               -
Minority Interests.....................                89.5               -               -
Shareholders' Equity...................             1,529.4               -               -
                                               ------------         -------          ------
TOTAL LIABILITIES AND EQUITY                   PS. 22,530.3               -               -
SPREAD AND NET YIELD
Interest Rate Spread...................                                                0.27%
Cost of Funds Supporting
  Interest-Earning Assets..............                                                5.55
Net Yield on Interest-Earning Assets...                                                0.89
                                               ============         =======          ======

(*) Rates include the CER adjustment.

(1) Includes the amounts corresponding to the Compensatory Bond and the Hedge Bond to be received, among others.

      The following tables show Grupo Galicia's consolidated average balances, interest earned or paid and nominal and real interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2002.

                                                         GRUPO GALICIA, FISCAL YEAR ENDED DECEMBER 31, 2002 (*)
                                     ---------------------------------------------------------------------------------------------
                                                         PESOS                                            DOLLARS
                                     --------------------------------------------      -------------------------------------------
                                                        INTEREST          AVERAGE                         INTEREST         AVERAGE
                                       AVERAGE          EARNED/            YIELD/         AVERAGE          EARNED/         YIELD/
                                       BALANCE           PAID              RATE           BALANCE           PAID            RATE
                                     -----------       ---------          -------      ------------       --------         ------
                                                     (in millions of February 28, 2003, constant pesos, except rates)
ASSETS
Government Securities.............   Ps.   575.4       Ps. 213.7           37.14%      Ps.  1,680.2       Ps. 84.9          5.05%
Loans
   Private Sector.................       4,959.9         1,345.1           27.12            1,989.6          102.1          5.13
   Public Sector..................       8,312.9         2,956.9           35.57                  -              -             -
                                     -----------       ---------           -----       ------------       --------         -----
Total Loans.......................      13,272.8         4,302.0           32.41            1,989.6          102.1          5.13
Other(1)..........................       1,338.9           448.8           33.52            8,096.6          161.6          2.00
                                     -----------       ---------           -----       ------------       --------         -----
TOTAL INTEREST-EARNING ASSETS.....      15,187.1         4,964.5           32.69%          11,766.4          348.6          2.96%
Cash and Gold.....................         226.6               -               -              190.7              -             -
Equity in Other Companies.........         538.5               -               -              253.0              -             -
Other Assets......................       2,090.7               -               -              670.0              -             -
Allowances........................      (1,281.3)              -               -             (140.8)             -             -
                                     -----------       ---------           -----       ------------       --------         -----
TOTAL ASSETS......................   Ps.16,761.6               -               -       Ps. 12,739.3              -             -
LIABILITIES AND EQUITY
Deposits
   Current Accounts...............   Ps.   161.7       Ps.  17.1           10.58%      Ps.     32.9       Ps.  0.4          1.22%
   Saving Accounts................       1,000.3             6.6            0.66              451.5            2.5          0.55
   Time Deposits..................       2,917.4         1,214.1           41.62            3,454.1          120.6          3.49
                                     -----------       ---------           -----       ------------       --------         -----
TOTAL INTEREST-BEARING DEPOSITS          4,079.4         1,237.8           30.34            3,938.5          123.5          3.14
Argentine Central Bank............       7,144.1         2,237.7           31.32                3.5            0.1          2.86
Other Financial Entities..........         198.8            29.8           14.99            2,579.9          216.1          8.38
Debt Securities...................          16.3             2.4           14.72            2,552.2          149.2          5.85
Other ............................         769.9           200.8           26.08            1,613.7          128.6          7.97
                                     -----------       ---------           -----       ------------       --------         -----
TOTAL INTEREST-BEARING LIABILITIES      12,208.5         3,708.5           30.38%          10,687.8          617.5          5.78%
Demand deposits...................         622.9               -               -              232.0              -             -
Other Liabilities.................       2,455.7               -               -              714.7              -             -
Minority Interests................         147.4               -               -                0.0              -             -
Shareholders' Equity..............       2,431.9               -               -                  -              -             -
                                     -----------       ---------           -----       ------------       --------         -----
TOTAL LIABILITIES AND EQUITY......   Ps.17,866.4               -               -       Ps. 11,634.5              -             -
SPREAD AND NET YIELD
Interest Rate Spread..............                                          2.31%                                          (2.82)%
Cost of Funds Supporting
  Interest-Earning Assets.........                                         24.42                                            5.25
Net Yield on Interest-Earning
  Assets..........................                                          8.27                                           (2.29)
                                     ===========       =========           =====       ============       ========         =====

                                        GRUPO GALICIA, FISCAL YEAR ENDED DECEMBER 31, 2002 (*)
                                        ------------------------------------------------------
                                                                 TOTAL
                                             --------------------------------------------
                                                                INTEREST          AVERAGE
                                               AVERAGE          EARNED/            YIELD/
                                               BALANCE           PAID              RATE
                                             ------------      ---------          -------
                                    (in millions of February 28, 2003, constant pesos, except rates)
ASSETS
Government Securities.............            Ps. 2,255.6      Ps. 298.6           13.24%
Loans
   Private Sector.................                6,949.5        1,447.2           20.82
   Public Sector..................                8,312.9        2,956.9           35.57
                                             ------------      ---------           -----
Total Loans.......................               15,262.4        4,404.1           28.86
Other(1)..........................                9,435.5          610.4            6.47
                                             ------------      ---------           -----
TOTAL INTEREST-EARNING ASSETS.....               26,953.5        5,313.1           19.71%
Cash and Gold.....................                  417.3              -               -
Equity in Other Companies.........                  791.5              -               -
Other Assets......................                2,760.7              -               -
Allowances........................               (1,422.1)             -               -
                                             ------------      ---------           -----
TOTAL ASSETS......................           Ps. 29,500.9              -               -
LIABILITIES AND EQUITY
Deposits
   Current Accounts...............           Ps.    194.6      Ps.  17.5            8.99%
   Saving Accounts................                1,451.8            9.1            0.63
   Time Deposits..................                6,371.5        1,334.7           20.95
                                             ------------      ---------           -----
TOTAL INTEREST-BEARING DEPOSITS                   8,017.9        1,361.3           16.98
Argentine Central Bank............                7,147.6        2,237.8           31.31
Other Financial Entities                          2,778.7          245.9            8.85
Debt Securities...................                2,568.5          151.6            5.90
Other ............................                2,383.6          329.4           13.82
                                             ------------      ---------           -----
TOTAL INTEREST-BEARING LIABILITIES               22,896.3        4,326.0           18.89%
Demand deposits...................                  854.9              -               -
Other Liabilities.................                3,170.4              -               -
Minority Interests................                  147.4              -               -
Shareholders' Equity..............                2,431.9              -               -
                                             ------------      ---------           -----
TOTAL LIABILITIES AND EQUITY                 Ps. 29,500.9              -               -
SPREAD AND NET YIELD
Interest Rate Spread..............                                                  0.82%
Cost of Funds Supporting
  Interest-Earning Assets.........                                                 16.05
Net Yield on Interest-Earning
  Assets..........................                                                  3.66
                                             ============      =========           =====

(*) Rates include the CER adjustment.

(1) Includes the amounts corresponding to the Compensatory Bond and the Hedge Bond to be received, among others.

                                                              GRUPO GALICIA, FISCAL YEAR ENDED DECEMBER 31, 2002 (*)
                                           ------------------------------------------------------------------------------------
                                                            PESOS                                       DOLLARS
                                           -------------------------------------     ------------------------------------------
                                                           INTEREST      AVERAGE                        INTEREST        AVERAGE
                                             AVERAGE        EARNED/       REAL/         AVERAGE          EARNED/         REAL/
                                             BALANCE         PAID         RATE          BALANCE           PAID           RATE
                                           ------------   ---------      -------     ------------       --------        -------
                                                         (in millions of February 28, 2003, constant pesos, except rates)
ASSETS
Government Securities..............        Ps.    575.4   Ps. 213.7       (37.22)%   Ps.  1,680.2       Ps. 84.9          61.74%
Loans
   Private Sector..................             4,959.9     1,345.1       (41.81)         1,989.6          102.1          61.85
   Public Sector...................             8,312.9     2,956.9       (37.94)             0.0            0.0           0.00
                                           ------------   ---------      -------     ------------       --------        -------
Total Loans........................            13,272.8     4,302.0       (39.38)         1,989.6          102.1          61.85
Other(1)...........................             1,338.9       448.8       (38.88)         8,096.6          161.6          57.03
                                           ------------   ---------      -------     ------------       --------        -------
TOTAL INTEREST-EARNING ASSETS......            15,187.1     4,964.5      (39.26)%        11,766.4          348.6          58.52%
Cash and Gold......................               226.6           -            -            190.7              -              -
Equity in Other Companies..........               538.5           -            -            253.0              -              -
Other Assets.......................             2,090.7           -            -            670.0              -              -
Allowances.........................            (1,281.3)          -            -           (140.8)             -              -
                                           ------------   ---------      -------     ------------       --------        -------
TOTAL ASSETS.......................        Ps. 16,761.6           -            -     Ps. 12,739.3              -              -
LIABILITIES AND EQUITY
Deposits
   Current Accounts................        Ps.    161.7    Ps. 17.1       (49.36)%   Ps.     32.9       Ps.  0.4          55.83%
   Saving Accounts.................             1,000.3         6.6       (53.92)           451.5            2.5          54.82
   Time Deposits...................             2,917.4     1,214.1       (35.17)         3,454.1          120.6          59.33
                                           ------------   ---------      -------     ------------       --------        -------
TOTAL INTEREST-BEARING DEPOSITS....             4,079.4     1,237.8       (40.33)         3,938.5          123.5          58.78
Argentine Central Bank.............             7,144.1     2,237.7       (39.88)             3.5            0.1          58.05
Other Financial Entities...........               198.8        29.8       (47.37)         2,579.9          216.1          66.85
Debt Securities....................                16.3         2.4       (47.54)         2,552.2          149.2          62.96
Other .............................               769.9       200.8       (42.27)         1,613.7          128.6          66.23
                                           ------------   ---------      -------     ------------       --------        -------
TOTAL INTEREST-BEARING
  LIABILITIES......................            12,208.5     3,708.5       (40.32)%       10,687.8          617.5          62.85%
Demand deposits....................               622.9           -            -            232.0              -              -
Other Liabilities..................             2,455.7           -            -            714.7              -              -
Minority Interests.................               147.4           -            -                -              -              -
Shareholders' Equity...............             2,431.9           -            -                -              -              -
                                           ------------   ---------      -------     ------------       --------        -------
TOTAL LIABILITIES AND EQUITY.......        Ps. 17,866.4           -            -     Ps. 11,634.5              -              -
SPREAD AND NET YIELD
Interest Rate Spread...............                                         1.06%                                         (4.33)%
Cost of Funds Supporting
  Interest-Earning Assets..........                                       (43.04)                                         62.03
Net Yield on Interest-Earning
  Assets...........................                                       (50.44)                                         50.43
                                           ============   =========      =======     ============       ========        =======

                                       GRUPO GALICIA, FISCAL YEAR ENDED DECEMBER 31, 2002 (*)
                                       ------------------------------------------------------
                                                               TOTAL
                                                -----------------------------------
                                                               INTEREST     AVERAGE
                                                  AVERAGE      EARNED/       REAL/
                                                  BALANCE       PAID         RATE
                                                -----------   ---------     -------
                                     (in millions of February 28, 2003, constant pesos, except rates)
ASSETS
Government Securities..............             Ps. 2,255.6   Ps. 298.6       36.49%
Loans
   Private Sector..................                 6,949.5     1,447.2      (12.13)
   Public Sector...................                 8,312.9     2,956.9      (37.94)
                                                -----------   ---------     -------
Total Loans........................                15,262.4     4,404.1      (26.18)
Other(1)...........................                 9,435.5       610.4       43.42
                                                -----------   ---------     -------
TOTAL INTEREST-EARNING ASSETS......                26,953.5     5,313.1        3.43%
Cash and Gold......................                   417.3           -           -
Equity in Other Companies..........                   791.5           -           -
Other Assets.......................                 2,760.7           -           -
Allowances.........................                (1,422.1)          -           -
                                                -----------   ---------     -------
TOTAL ASSETS.......................             Ps.29,500.9           -           -
LIABILITIES AND EQUITY
Deposits
   Current Accounts................             Ps.   194.6    Ps. 17.5      (31.57)%
   Saving Accounts.................                 1,451.8         9.1      (20.11)
   Time Deposits...................                 6,371.5     1,334.7       16.06
                                                -----------   ---------     -------
TOTAL INTEREST-BEARING DEPOSITS....                 8,017.9     1,361.3        8.35
Argentine Central Bank.............                 7,147.6     2,237.8      (39.83)
Other Financial Entities...........                 2,778.7       245.9       58.68
Debt Securities....................                 2,568.5       151.6       62.26
Other .............................                 2,383.6       329.4       31.19
                                                -----------   ---------     -------
TOTAL INTEREST-BEARING
  LIABILITIES......................                22,896.3     4,326.0        7.84%
Demand deposits....................                   854.9           -           -
Other Liabilities..................                 3,170.4           -           -
Minority Interests.................                   147.4           -           -
Shareholders' Equity...............                 2,431.9           -           -
                                                -----------   ---------     -------
TOTAL LIABILITIES AND EQUITY.......             Ps.29,500.9           -           -
SPREAD AND NET YIELD
Interest Rate Spread...............                                           (4.41)%
Cost of Funds Supporting
  Interest-Earning Assets..........                                            2.83
Net Yield on Interest-Earning
  Assets...........................                                           (6.41)
                                                ===========   =========     =======

(*) Rates include the CER adjustment.

(1) Includes the amounts corresponding to the Compensatory Bond and the Hedge Bond to be received, among others.

CHANGES IN NET INTEREST INCOME--VOLUME AND RATE ANALYSIS

      The following table allocates, by currency, changes in Grupo Galicia's consolidated interest income and interest expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for (i) the fiscal year ended December 31, 2004 compared with the fiscal year ended December 31, 2003; and
(ii) the fiscal year ended December 31, 2003, compared with the fiscal year ended December 31, 2002. Differences related to rate or volume are allocated proportionally to the rate variance and the volume variance, respectively.

                                             FISCAL YEAR 2004/ FISCAL YEAR 2003,      FISCAL YEAR 2003/ FISCAL YEAR 2002,
                                                   INCREASE (DECREASE) DUE                INCREASE (DECREASE) DUE TO
                                                        TO CHANGES IN                             CHANGES IN
                                             ------------------------------------   ---------------------------------------
                                              VOLUME         RATE      NET CHANGE     VOLUME         RATE       NET CHANGE
                                             ---------   -----------   ----------   ----------   ------------   -----------
                                                                      (in millions of pesos)
INTEREST EARNING ASSETS
Government securities
      Pesos..........................        Ps.  60.0   Ps.    (4.8)  Ps.   55.2   Ps.  (81.8)  Ps.   (108.6)  Ps.  (190.4)
      Dollars........................              5.2        (141.2)      (136.0)         8.5          (45.2)        (36.7)
                                             ---------   -----------   ----------   ----------   ------------   -----------
Total ...............................             65.2        (146.0)       (80.8)       (73.3)        (153.8)       (227.1)
Loans
Private Sector
      Pesos..........................             60.7        (275.4)      (214.7)      (484.9)        (154.6)       (639.5)
      Dollars........................             (6.7)        (38.4)       (45.1)        25.2          (38.1)        (12.9)
                                             ---------   -----------   ----------   ----------   ------------   -----------
Total ...............................             54.0        (313.8)      (259.8)      (459.7)        (192.7)       (652.4)
Public Sector
      Pesos..........................            (23.7)        245.7        222.0       (236.9)      (2,377.4)     (2,614.3)
      Dollars........................                -             -            -            -              -             -
                                             ---------   -----------   ----------   ----------   ------------   -----------
Total ...............................            (23.7)        245.7        222.0       (236.9)      (2,377.4)     (2,614.3)
Other
      Pesos..........................              3.8          27.6         31.4         (9.7)        (378.0)       (387.7)
      Dollars........................             (6.8)         15.7          8.9        (38.2)         (59.0)        (97.2)
                                             ---------   -----------   ----------   ----------   ------------   -----------
Total ...............................             (3.0)         43.3         40.3        (47.9)        (437.0)       (484.9)
TOTAL INTEREST-EARNING ASSETS
      Pesos..........................            100.8          (6.9)        93.9       (813.3)      (3,018.6)      (3831.9)
      Dollars........................             (8.3)       (163.9)      (172.2)        (4.5)        (142.3)       (146.8)
                                             ---------   -----------   ----------   ----------   ------------   -----------
TOTAL ...............................        Ps.  92.5   Ps.  (170.8)  Ps.  (78.3)  Ps. (817.8)  Ps. (3,160.9)  Ps.(3,978.7)
                                             ---------   -----------   ----------   ----------   ------------   -----------
INTEREST BEARING LIABILITIES
Demand Account
      Pesos..........................              2.3          (0.5)         1.8          2.9          (17.0)        (14.1)
      Dollars........................                -             -            -            -           (0.4)         (0.4)
                                             ---------   -----------   ----------   ----------   ------------   -----------
Total ...............................              2.3          (0.5)         1.8          2.9          (17.4)        (14.5)
Saving Account
      Pesos..........................              1.4          (0.6)         0.8         (4.8)           1.6          (3.2)
      Dollars........................                -             -            -         (0.9)          (1.6)         (2.5)
                                             ---------   -----------   ----------   ----------   ------------   -----------
Total ...............................              1.4          (0.6)         0.8         (5.7)             -          (5.7)
Time Deposits
      Pesos..........................              4.7        (119.0)      (114.3)      (247.4)        (736.1)       (983.5)
      Dollars........................             (5.8)         (2.8)        (8.6)       (52.6)         (41.2)        (93.8)
                                             ---------   -----------   ----------   ----------   ------------   -----------
Total ...............................             (1.1)       (121.8)      (122.9)      (300.0)        (777.3)      (1077.3)
With the Argentine Central Bank
      Pesos..........................              6.2         219.6        225.8        331.4        (2096.0)      (1764.6)
      Dollars........................                -             -            -            -           (0.1)         (0.1)
                                             ---------   -----------   ----------   ----------   ------------   -----------
Total ...............................              6.2         219.6        225.8        331.4        (2096.1)      (1764.7)
With Other Financial Entities
      Pesos..........................             (2.4)        (19.6)       (22.0)        (3.2)          43.3          40.1
      Dollars........................           (108.8)         54.6        (54.2)       (49.8)         (45.3)        (95.1)
                                             ---------   -----------   ----------   ----------   ------------   -----------
Total ...............................           (111.2)         35.0        (76.2)       (53.0)          (2.0)        (55.0)
Negotiable Obligations
      Pesos..........................                -             -            -        (0.3)           (2.1)         (2.4)
      Dollars........................             33.9        (160.5)      (126.6)         8.1           (3.1)          5.0
                                             ---------   -----------   ----------   ----------   ------------   -----------
Total ...............................             33.9        (160.5)      (126.6)         7.8           (5.2)          2.6
Other liabilities
      Pesos..........................              6.4          (8.1)        (1.7)      (158.4)         (32.8)       (191.2)
      Dollars........................            (12.6)          6.7         (5.9)       (21.2)         (49.0)        (70.2)
                                             ---------   -----------   ----------   ----------   ------------   -----------
Total ...............................             (6.2)         (1.4)        (7.6)      (179.6)         (81.8)       (261.4)
TOTAL INTEREST BEARING LIABILITIES
      Pesos..........................             18.6          71.8         90.4        (79.8)       (2839.1)      (2918.9)
      Dollars........................            (93.3)       (102.0)      (195.3)      (116.4)        (140.7)       (257.1)
                                             ---------   -----------   ----------   ----------   ------------   -----------
TOTAL ...............................        Ps. (74.7)  Ps.   (30.2)  Ps. (104.9)  Ps. (196.2)  Ps.  (2979.8)  Ps. (3176.0)
                                             ---------   -----------   ----------   ----------   ------------   -----------

      In the table above, the Bank's holdings of Bogar were not reclassified as government securities in 2003, being included under "Loans- Public Sector" in pesos.

INTEREST-EARNING ASSETS -- NET YIELD ON INTEREST-EARNING ASSETS

      The following table analyzes, by currency of denomination, the levels of Grupo Galicia's and Banco Galicia's average interest-earning assets and net interest earned, and illustrates the net yields and spreads obtained, for each of the periods indicated.

                                                                         GRUPO GALICIA
                                                         -------------------------------------------------
                                                                 FISCAL YEAR ENDED DECEMBER 31,
                                                         -------------------------------------------------
                                                             2004              2003               2002
                                                         ------------      ------------       ------------
TOTAL AVERAGE INTEREST-EARNING ASSETS
    Pesos.........................................       Ps. 12,843.1      Ps. 12,130.3       Ps. 15,187.1
    Dollars.......................................            7,892.3           8,594.8           11,766.4
                                                         ------------      ------------       ------------
TOTAL.............................................           20,735.4          20,725.1           26,953.5
NET INTEREST EARNED (1)
    Pesos.........................................              346.5             343.0            1,256.0
    Dollars.......................................             (135.5)           (158.6)            (268.9)
                                                         ------------      ------------       ------------
TOTAL.............................................              211.0             184.4              987.1
NET YIELD ON INTEREST-EARNING ASSETS (2) (%)
    Pesos.........................................               2.70              2.83               8.27
    Dollars.......................................              (1.72)            (1.85)             (2.29)
                                                         ------------      ------------       ------------
WEIGHTED-AVERAGE YIELD............................               1.02              0.89               3.66
INTEREST SPREAD, NOMINAL BASIS (3) (%)
    Pesos.........................................               2.09              2.22               2.31
    Dollars.......................................              (2.16)            (2.42)             (2.82)
                                                         ------------      ------------       ------------
WEIGHTED-AVERAGE YIELD............................               0.35              0.27               0.82
NET YIELD ON INTEREST-EARNING ASSETS, REAL BASIS
(4) (%)
    Pesos.........................................                  -                 -             (50.44)
    Dollars.......................................                  -                 -              50.43
                                                         ------------      ------------       ------------
WEIGHTED-AVERAGE YIELD............................                  -                 -              (6.41)
INTEREST SPREAD, REAL BASIS (4) (%)
    Pesos.........................................                  -                 -               1.06
    Dollars.......................................                  -                 -              (4.33)
                                                         ------------      ------------       ------------
WEIGHTED-AVERAGE YIELD............................                  -                 -              (4.41)
                                                         ------------      ------------       ------------
CREDIT RELATED FEES INCLUDED IN NET INTEREST
EARNED
      Pesos.......................................               20.7              15.7               41.7
      Dollars.....................................                  -                 -                0.4
TOTAL.............................................               20.7              15.7               42.1
                                                         =============     ============       ============

(1)   Net interest earned corresponds to the Group's net financial income plus:

        - Credit related fees (included in "Income from Services - In Relation to Lending Transactions" in the Income Statement)

        - Contributions to the deposit insurance system, and contributions and taxes on financial income included in the income statement line "Financial Expenses - Other," minus:

        - Net income from corporate securities included under "Financial Income/Expenses- Interest Income and Holdings Gains/Losses from Government and Corporate Securities," in the income statement, and

        - Differences in quotation of gold and foreign currency and premiums on foreign currency transactions, included in "Financial Income/Expenses - Other," in the income statement.

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

GOVERNMENT AND CORPORATE SECURITIES

      The following table shows Grupo Galicia's holdings of government and corporate securities at the balance sheet dates, and the breakdown of the portfolio in accordance with the Argentine Central Bank classification system and by the securities' currency of denomination. As of December 31, 2003, and December 31, 2002, the Bank's holdings of government and corporate securities were identical to its net position as the Bank did not enter into any forward purchases or sales and no spot transactions pending settlement were outstanding as of those dates.

                                                                                             GRUPO GALICIA,
                                                                                      ----------------------------
                                                                                           AS OF DECEMBER 31,
                                                                                      ----------------------------
                                                                                         2004             2003
                                                                                      -----------      -----------
GOVERNMENT SECURITIES                                                                    (in millions of pesos)
Pesos
    Trading...........................................................                Ps.     5.7      Ps.     3.9
    Investments.......................................................                          -                -
    Available for Sale................................................                          -                -
    Issued by the Argentine Central Bank..............................                      508.5            309.2
    Unlisted Securities...............................................                    3,621.7          3,622.4
                                                                                      -----------      -----------
Total Government Securities in Pesos..................................                Ps. 4,135.9      Ps. 3,935.5
Dollars(1)
    Trading...........................................................                Ps.    31.1      Ps.    14.5
    Investments.......................................................                      601.3          1,610.0
    Unlisted Securities ..............................................                      749.7            847.1
                                                                                      -----------      -----------
TOTAL GOVERNMENT SECURITIES IN DOLLARS................................                Ps. 1,382.1      Ps. 2,471.6
                                                                                      -----------      -----------
TOTAL GOVERNMENT SECURITIES...........................................                Ps. 5,518.0      Ps. 6,407.1
CORPORATE EQUITY SECURITIES (QUOTED)
    Pesos.............................................................                          -                -
    Dollars...........................................................                          -                -
                                                                                      -----------      -----------
TOTAL CORPORATE EQUITY SECURITIES ....................................                          -                -
                                                                                      -----------      -----------
TOTAL GOVERNMENT AND CORPORATE EQUITY SECURITIES .....................                Ps. 5,518.0      Ps. 6,407.1
MUTUAL FUNDS..........................................................                          -                -
CORPORATE DEBT SECURITIES
    Pesos.............................................................                Ps.     0.8      Ps.     0.2
    Dollars...........................................................                       15.3              1.0
                                                                                      -----------      -----------
TOTAL CORPORATE DEBT SECURITIES.......................................                Ps.    16.1      Ps.     1.2
                                                                                      -----------      -----------
TOTAL GOVERNMENT AND CORPORATE SECURITIES ............................                Ps. 5,534.1      Ps. 6,408.3
                                                                                      ===========      ===========

      As of December 31, 2004, the Group's portfolio of government securities amounted to Ps. 5,518.0 million. Of such total, Ps. 5,497.5 million corresponded to the Bank, Ps.17.6 million to Sudamericana Holding S.A., Ps.2.2 million to Grupo Galicia on a non-consolidated basis, and the remaining Ps.0.7 million to Galicia Warrants. The Bank's total mainly comprised: (i) under "In pesos-Unlisted Securities, "peso-denominated Bogar for Ps.3,540.3 million and peso-denominated Fiscal Credit Certificates for Ps.78.2 million; (ii) under "In pesos - Issued by the Argentine Central Bank," peso-denominated Lebac for Ps.
496.5 million; (iii) under "In dollars- Unlisted Securities," dollar-denominated External Notes for Ps. 749.7 million; and (iv) under "In dollars-Investments," Boden 2012 for Ps. 601.3 million (held for investment in the Argentine Central Bank classification system), all of them recorded by the Bank in Argentina and, except the Lebac, all of them issued by the Argentine Government.

      As of December 31, 2004 and based on quoted market prices:

      - The market value of the Boden 2012 recorded as government securities was Ps.496.9 million. This amount represents the Boden 2012 corresponding to the Compensatory Bond actually received by the Bank, net of the amounts transferred to Galicia Uruguay and used by the latter to settle the exchange offer made to its depositors in early 2004, the amounts used to settle the restructuring of the Bank's foreign debt completed in May 2004 and the amounts used to enter into repurchase agreements (the latter are recorded under "Other Receivables from Financial Brokerage as explained below).

      - The total amount of Boden 2012 recorded in the Bank's books was Ps. 5,708.4 million. In addition to the Boden 2012 recorded as government securities, this total comprises (recorded under "Other

            Receivables for Financial Intermediation") the Boden 2012 receivable corresponding to the Compensatory Bond and the Boden 2012 to be acquired corresponding to the Hedge Bond, both representing compensation for the asymmetric pesification it is entitled to in accordance Argentine government regulations, for Ps. 4,732.3 million, and forward purchases of Boden 2012 in connection with repurchase agreements, for Ps. 374.8 million. Of the Bank's total position of Boden 2012, Ps. 5,489.1 million represent principal. The market value of such Boden 2012 principal amount, as of December 31, 2004, was Ps.4,574.7 million. It should be noted that 32.5% of such Boden 2012 will be granted as collateral of the advance from the Argentine Central Bank to purchase the Hedge Bond. Computing such Boden 2012 at par, the difference between the book value of the Bank's Boden 2012 not to be granted as collateral and their market value decreases to Ps. 617.7 million.

      - The market value of the Bogar was Ps.2,831.7 million. It should be noted that all of the Bank's Bogar have either been granted as collateral of the financial assistance from the Argentine Central Bank or will be granted as collateral of the advance to be granted by the Argentine Central Bank to purchase the Hedge Bond.

      -     The Bank's holdings of Lebac were marked to market.

      - There was no market for the External Notes, which were tendered to the exchange offered by the Argentine government to restructure its defaulted foreign debt in January 2005. See Item 3."Key Information -- Risk Factors -- Risk Factors Relating to the Bank -- The value at which the Bank has recorded Discount Bonds in pesos, which it elected to receive in exchange of its holdings of Argentine Republic External Notes, does not reflect the reduction in principal established by the terms and conditions of the Argentine government's exchange offer."

      After the close of fiscal year 2004, on March 21, 2005, the Bank decided to accept the amount of Boden 2012 corresponding to the Compensatory and the Hedge Bonds determined by the Argentine Central Bank, this being the first of a series of steps that will conclude in the receipt by the Bank of the agreed amount of Boden 2012 corresponding to the Compensatory Bond, and in the Argentine Central Bank actually granting the advance to purchase the Boden 2012 corresponding to the Hedge Bond and the Bank actually granting certain assets as collateral of such advance. The Bank has the option set in Decree No. 905/02 to either purchase the Hedge Bond with public sector assets granted as collateral of such advance or netting the assets granted as collateral of such advance against such liability. See "Main Regulatory Changes in 2002, 2003 and 2004 -- Compensation to Financial Institutions -- For the Asymmetric Pesification and its Consequences."

      As of December 31, 2004, the Bogar were recorded under "Government Securities" while in previous periods they were recorded under "Loans". This is a consequence of the fact that, for the time being, the Bank will not make use of its chosen option to exchange the Bogar for Secured Loans. For comparative purposes, the holdings of Bogar were reclassified as government securities also as of December 31, 2003.

      As of December 31, 2003, the Group's portfolio of government securities amounted to Ps. 6,407.1 million. Of such total, Ps. 6,401.8 million corresponded to the Bank and the remaining Ps. 6.5 million to Sudamericana Holding S.A. The Bank's total mainly comprised (i) peso-denominated Lebac for Ps. 309.2 million (under "In pesos- Trading"), (ii) peso-denominated Bogar for Ps. 3,539.6 million and peso-denominated Fiscal Credit Certificates (under "In pesos- Unlisted Securities) for Ps. 78.6 million, and (iii) dollar-denominated External Notes for Ps. 840.2 million and Boden 2012 for Ps. 1,610.0 million (under "In dollars-Investments," held for investment in the Argentine Central Bank classification system). All of them were recorded by the Bank in Argentina.

      The Ps. 889.1 million decrease in the Group's holdings of government securities in 2004 from the Ps. 6,407.1 million as of December 31, 2003 was mainly due to: (i) the transfer to Galicia Uruguay of U$S 170.0 million of face value of Boden 2012, equivalent to Ps. 505.5 million, as partial repayment of the Bank's debt with such subsidiary, which bonds were used by Galicia Uruguay to settle the exchange offer made to its depositors; (ii) the use of U$S 37.0 million of face value of Boden 2012, equivalent to Ps. 110.0 million, to settle the Boden offer in the restructuring of the Bank's foreign debt completed in May 2004; (iii) the use of U$S 125.0 million of face value of Boden 2012, equivalent to Ps. 371.7 million in connection with repurchase agreements; and (iv) the Ps.
90.5 million decrease in the valuation of the Bank's holdings of External Notes in accordance with Argentine Central

Bank's Communique "A" 4084 (See " -- Valuation" below). These decreases were partially offset by the increase in the Bank's holdings of Lebac in the amount of Ps. 199.3 million.

Valuation

      In accordance with Argentine Central Bank rules, quoted government securities held-for-trading purposes are carried at their Argentine closing market quotation less estimated selling costs.

      Beginning on March 1, 2000, quoted government securities classified as investments began to be carried at their acquisition cost increased at the end of each service period by the corresponding coupon rate.

      Through its Communique "A" 3278, the Argentine Central Bank established that effective June 1, 2001, quoted government securities in investment accounts had to be valued at their acquisition cost increased by accruing their internal rate of return over the period elapsed since the date of inclusion of the securities in the investment account category. This was also applicable to the securities incorporated in investment accounts prior to June 1, 2001. In this case, the acquisition cost was established as their book value as of May 31, 2001, resulting from the previous valuation rules. The change in valuation rules was not meant to be retroactive nor should it generate any accounting adjustments. For government securities previously included in trading accounts, the cost value is their closing market value as of the day before their transfer to an investment account. In accordance with Argentine Central Bank rules, the carrying value of investment-account securities must be reduced at each month end for the positive difference between their book value and their market value increased by 20%.

      For the securities received by financial institutions as compensation for the effects of the asymmetric pesification under the provisions of Decrees No. 905/02 and No. 2167/02 carried at their face value (in the Bank's case, Boden
2012), the reduction mentioned in the preceding paragraph for the difference between book value and market value increased by 20.0% is not applicable. However, on October 29, 2002, Argentine Central Bank Communique "A" 3785 restricted the distribution of cash dividends by establishing that banks should adjust their earnings to be distributed as cash dividends with the difference between the market value and the carrying value of these bonds.

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

      In accordance with Argentine Central Bank accounting rules, the Bank recorded the Boden 2012 already received and its right to acquire Boden 2012 in the future as assets having equal value to 100% of the face value of such Boden 2012. The estimated market value of these assets is significantly lower. As of May 20, 2005, the Boden 2012 were trading at approximately 87.18% of par value. See Item 3. "Key Information -- Risk Factors -- Risk Factors Relating to the Bank -- The Bank has recorded Boden 2012 and its rights to receive or acquire future Boden 2012 as assets having a value equal to the face amount of the Boden 2012 received or to be received and acquired, which does not reflect its actual market value," and Item 3. "Key Information -- Risk Factors -- Risk Factors Relating to the Bank -- The Boden 2012 may be subject to subsequent renegotiation."

      As of December 31, 2004, the External Notes and the Tax Credit Certificates were subject to a payment default. The Tax Credit Certificates can be used for tax payments.

      By means of Communique "A" 3911, dated March 28, 2003, the Argentine Central Bank established a new method for the valuation of secured loans (Decree No. 1387/01), government securities not subject to capital requirements to cover market risks (unlisted government securities), secured promissory notes or bonds (Bogar) issued by the FFDP (Decree No. 1579/02), and other loans to the non-financial public sector, except for, among others, government securities accounted in investment accounts, the Compensatory and the Hedge Bonds and securities issued by the Argentine Central Bank (Lebac).

      Beginning with the financial statements for March 2003, included assets had to be valued at the lowest between their face and their present values. In order to determine the present value, the Argentine Central Bank established a discount rate that increased gradually over time. Its initial value was 3.0% per annum, to be applied until December 2003, thereafter, increasing gradually (every six months or annually) in accordance with a pre-determined schedule. The face value is the balance of each instrument according to its contractual terms. The difference between the present and face values (the lowest of both), and the book value must be reflected in an asset regularizing account, in case of a positive difference, or be charged to income in case the difference is negative.

      Subsequently, Communique "A" 4084, dated January 30, 2004, introduced certain changes to the provisions set forth by Communique "A" 3911:

- It excluded from valuation at present value those public-sector assets granted as collateral of advances from the Argentine Central Bank to purchase Boden (both for banks' customers and held by banks) set forth in sections 10, 11 and 12 of Decree No. 905/02. These assets may be recorded at the value determined by the Argentine Central Bank for their use as collateral;

- It established the valuation method for past-due and unpaid public-sector assets. In this case, in order to calculate the present value thereof, the cash flow of the Bogar must be used; except if these assets are applied to the payment of taxes; and

- It provided for the reversal of interest accrued on past-due and unpaid public-sector assets included in the exchange offer to restructure Argentina's sovereign debt after December 31, 2001, if applicable.

      In addition, Communique "A" 4095, dated February 10, 2004, provided that adjustments resulting from the application of Communique "A" 4084 should be recorded as adjustments to prior fiscal years' results.

      By means of Communique "A" 4163, published on July 2, 2004, the Argentine Central Bank modified the schedule of discount rates applicable to determine the present value of the cash flows of public-sector assets. The main changes introduced were the following: (i) the reduction in discount rates, mainly in 2005; (ii) the monthly increase in the applicable discount rates, which under the previous regulation (Communique "A" 3911) increased at the beginning of semi-annual or annual periods, depending on the year; and (iii) the postponement of the date for the application of the "average market rate" as discount rate, from January 2008 to June 2008. The applicable discount rates are shown in the following table:

       JANUARY    FEBRUARY   MARCH       APRIL      MAY        JUNE       JULY     AUGUST     SEPT.   OCTOBER     NOV.      DEC.
      --------    --------  --------   --------   --------   --------   --------  --------  --------  --------  --------  --------
2003                          3.00       3.00       3.00       3.00       3.00      3.00      3.00      3.00      3.00     3.00
2004    3.25        3.25      3.25       3.25       3.25       3.25       3.29      3.33      3.37      3.41      3.46     3.50
2005    3.54        3.58      3.62       3.66       3.71       3.75       3.79      3.83      3.87      3.91      3.96     4.00
2006    4.08        4.15      4.23       4.31       4.39       4.47       4.56      4.64      4.73      4.82      4.91     5.00
           5%+         5%+       5%+        5%+        5%+        5%+        5%+       5%+       5%+       5%+       5%+      5%+
2007    0.04xTMC    0.08xTMC  0.13xTMC   0.17xTMC   0.21xTMC   0.25xTMC   0.29xTMC  0.33xTMC  0.38xTMC  0.42xTMC  0.46xTMC 0.50xTMC
           5%+         5%+       5%+        5%+        5%+
2008    0.58xTMC    0.66xTMC  0.75xTMC   0.83xTMC   0.92xTMC   TM (as from June 2008)

Where:
         TM = average market rate informed by the Argentine Central Bank based on the internal rates of return of National Government securities with similar "modified duration".
         TMC = average market rate corrected = TM - 5%.

      Bogar granted as collateral of the financial assistance from the Argentine Central Bank were valued pursuant to the guidelines established by Communique "A" 3911 and complementary rules, i.e., at their present value calculated by using the increasing discount rate established by this rule; and Bogar to be granted as collateral of the advance to be received from the Argentine Central Bank for the purchase of the Hedge Bond were recorded at the value admitted by the Argentine Central Bank for assets used as collateral.

      With respect to the External Notes, on January 14, 2005, the Argentine government launched an exchange offer to restructure Argentina's defaulted foreign debt, including such External Notes. The exchange offer expired on February 25.

      As a result, as of December 31, 2004, the External Notes were valued at the present value of the cash flow of the Bogar and past due interest accrued on such Notes after December 31, 2001, was reversed, as specified in section 1 v) and section 5 of Communique "A" 4084. This valuation resulted in a Ps. 106 million reduction in the balance of the "Government Securities" account in 2004, partially compensated by the increase in the exchange rate. As of December 31, 2003, the External Notes were held for investment and carried at their face value.

      During January 2005, the Bank opted to exchange its External Notes for "Peso-Denominated Discount Bonds" and "GDP-Linked Units", in an offer not subject to proration, the terms and conditions of which were established by Decree No. 1735/04. In accordance with this Decree, this option will result in the receipt of new debt instruments for a principal amount equal to 33.7% of the eligible debt, the latter being equal to the non-amortized principal amount as of December 31, 2001, plus unpaid past-due interest up to that date.

      In order to reduce the impact on bank balance sheets of participating in the exchange offer, the Argentine Central Bank, through Communique "A" 4270, allowed the aforementioned "Peso-denominated Discount Bonds" and the "GDP-Linked Units" to be recorded at the lowest of : (i) the carrying value in accordance with the prevailing valuation rules (Communiques "A" 4084 and complementary ones); and (ii) the total future nominal cash payments up to maturity specified by the terms and conditions of the new securities. This valuation will be reduced in the amount of the perceived service payments and accrued interest will not be recognized.

      Before Communique "A" 3911 became effective, unquoted government securities were carried at the lower of cost or net realizable value plus any applicable contractual adjustments for movements in price indices, or at their technical values, which are government-published schedules of value that increase over the term of the security.

      We also own, manage and trade a portfolio of corporate securities. Unquoted corporate debt securities are carried at the residual value plus accrued interest. Quoted corporate debt and equity securities are considered as held for trading and, therefore, are carried at market value.

Remaining Maturity and Weighted-Average Yield

      The following table analyzes the remaining maturity and weighted-average yield of Grupo Galicia's holdings of investment and trading government and corporate securities as of December 31, 2004. The Group's investment and trading portfolio yields do not contain any tax equivalency adjustments.

                                                                          MATURITY YIELD
                                -------------------------------------------------------------------------------------------------
                                                                          MATURING AFTER 1    MATURING AFTER 5
                                         PAST               MATURING     YEAR BUT WITHIN 5    YEARS BUT WITHIN       MATURING
                                     DUE/CALLABLE        WITHIN 1 YEAR           YEARS           10 YEARS         AFTER 10 YEARS
                                --------------------- ----------------- ------------------- -------------------- ----------------
                                TOTAL BOOK              BOOK               BOOK                 BOOK              BOOK
                                   VALUE   BOOK VALUE   VALUE  YIELD(1)    VALUE   YIELD(1)    VALUE    YIELD(1)  VALUE  YIELD(1)
                                ---------- ---------- ----------------- ------------------- -------------------- ----------------
                                                                      (in millions of pesos)
GOVERNMENT SECURITIES
 HELD FOR TRADING AND BROKERAGE
  PURPOSES (CARRIED AT MARKET
VALUE)
  Pesos........................ Ps.    5.7  Ps.   5.4 Ps.  0.1   2.7%   Ps.    0.2   2.7%            -      -          -     -
  Dollars                             31.1          -      4.2   7.7%         14.9   9.1%         12.0    9.2%         -     -
HELD FOR INVESTMENT (CARRIED
AT AMORTIZED COST)
  Pesos........................          -          -        -     -             -     -             -      -          -     -
  Dollars......................      601.3          -     75.2   9.0%        300.6   9.0%        225.5    9.0%         -     -
INSTRUMENT ISSUED BY ARGENTINE
CENTRAL BANK
  Pesos........................      508.5          -    498.5   5.4%         10.0     -             -      -          -     -
  Dollars......................          -          -        -     -             -     -             -      -          -     -
UNLISTED SECURITIES
  Pesos........................    3,621.7          -    186.0   2.5%        718.4   2.7%      1,394.0    2.7%   1,323.3   2.7%
  Dollars......................      749.7      749.7        -     -             -     -             -      -          -     -

TOTAL GOVERNMENT SECURITIES.... Ps.5,518.0  Ps. 755.1 Ps.764.0   5.1%   Ps.1,044.1   4.6%   Ps.1,631.5    3.6%   1,323.3     -

                                                                        MATURITY YIELD
                             ---------------------------------------------------------------------------------------------------
                                                                         MATURING AFTER 1    MATURING AFTER 5
                                      PAST               MATURING       YEAR BUT WITHIN 5    YEARS BUT WITHIN       MATURING
                                  DUE/CALLABLE        WITHIN 1 YEAR             YEARS           10 YEARS         AFTER 10 YEARS
                             --------------------- ------------------  -------------------- -------------------- ------------------
                             TOTAL BOOK              BOOK                  BOOK                 BOOK              BOOK
                                VALUE   BOOK VALUE   VALUE   YIELD(1)      VALUE   YIELD(1)    VALUE    YIELD(1)  VALUE     YIELD(1)
                             ---------- ---------- --------  --------  ----------- -------- ----------  -------- ---------  --------
CORPORATE DEBT SECURITIES...       16.1          -        -      -            0.8    8.2%         15.3   3.0%             -     -
MUTUAL FUNDS................          -          -        -                     -                    -                    -
TOTAL PORTFOLIO............. Ps.5,534.1  Ps. 755.1 Ps.764.0    5.1%    Ps.1,044.9    4.6%   Ps.1,646.8   3.6%    Ps.1,323.3     -

(1)   Effective yield based on December 31, 2004 quoted market values.

Government Securities - Net Position

      The following table shows Grupo Galicia's net position in government and corporate securities at the balance sheet date, and the breakdown of the portfolio in accordance with the Argentine Central Bank classification system and by the securities' currency of denomination. The net position is defined as holdings plus forward purchases and spot purchases pending settlement, minus forward sales and spot sales pending settlement. As of December 31, 2004, the Group's position in government securities amounted to Ps. 5,838.3 million, and the difference between the Group's holdings of government securities and its net position was mainly due to the forward purchases of Boden 2012 in connection with repurchase agreements, for Ps. 374.8 million, and to the forward sales of Lebac, in connection with reverse repurchase agreements, for Ps. 56.1 million.

                                                             GRUPO GALICIA, AS OF DECEMBER 31, 2004
                                              -----------------------------------------------------------------
                                                                                SPOT          SPOT
                                                        FORWARD   FORWARD    PURCHASES        SALES        NET
                                              HOLDING  PURCHASES   SALES   TO BE SETTLED  TO BE SETTLED  POSITION
                                              -------  ---------  -------  -------------  -------------  --------
GOVERNMENT SECURITIES
 Held for investment purposes
   Pesos....................................        -         -        -          -              -              -
   Dollar...................................    601.3     374.8        -          -              -           976.1
 Held for trading purposes
   Pesos....................................      5.7       1.5        -        0.6            0.6            7.2
   Dollar...................................     31.1         -        -        0.6            0.6           31.1
 Unlisted Securities

   Pesos....................................  3,621.7         -        -          -              -        3,621.7
   Dollar...................................    749.7         -        -          -              -          749.7

 Instrument issued by Argentine Central Bank
   Pesos....................................    508.5         -     56.1          -              -          452.4
   Dollar...................................        -         -        -          -              -              -
                                              -------  --------   ------   --------       --------       --------
TOTAL GOVERNMENT SECURITIES.................  5,518.0     376.3     56.1        1.2            1.2        5,838.2
                                              -------  --------   ------   --------       --------       --------
Corporate Equity Securities (Quoted)........     16.1         -        -          -              -           16.1
                                              -------  --------   ------   --------       --------       --------
TOTAL GOVERNMENT AND CORPORATE SECURITIES...  5,534.1     376.3     56.1        1.2            1.2        5,854.3
                                              -------  --------   ------   --------       --------       --------

LOAN PORTFOLIO

      The following table analyzes Banco Galicia's loan portfolio by type of loan and total loans with guarantees. Total loans reflect the Bank's loan portfolio including past due principal amounts.

                                                                                                                  AS OF JUNE
                                                                        AS OF DECEMBER 31,                           30,
                                                    ----------------------------------------------------------    ------------
                                                       2004        2003        2002        2001        2000          2000
                                                    ----------  ----------  ----------  ----------  ----------    ------------
                                                    (in millions of pesos)  (in millions of February 28, 2003, constant pesos)
Principal and Interest
Non-Financial Public Sector....................     Ps.4,513.7  Ps.4,277.7  Ps.7,634.7  Ps.8,669.7  Ps.5,762.7    Ps.5,516.8
Local Financial Sector.........................          150.5       194.7       134.8       190.8     1,121.4         795.9

                                                                                                                        AS OF JUNE
                                                                            AS OF DECEMBER 31,                              30,
                                                    ------------------------------------------------------------------  -----------
                                                       2004         2003          2002          2001          2000          2000
                                                    -----------  -----------  ------------  ------------  ------------  -----------
                                                    (in millions of pesos)  (in millions of February 28, 2003, constant pesos)
Non-Financial Private Sector and Residents
Abroad (1)
   Advances....................................          199.8        219.1         227.0         811.1         968.0       1,742.7
   Notes.......................................        1,099.2      1,280.1       1,544.3       3,888.9       4,948.6       5,408.8
   Mortgage Loans..............................          623.9        719.6         864.0       3,298.2       3,504.6       2,991.9
   Pledge Loans................................           92.9         54.6         191.5         841.8         875.9         858.5
   Personal Loans..............................           58.2         55.2         120.0         583.4         812.0         728.0
   Credit-Cards Loans..........................        1,105.4        818.8         585.0       1,875.3       1,667.1       1,445.0
   Placements in Correspondent Banks...........          379.2        172.4         158.3         377.5         770.6       1,229.5
   Other Loans.................................          393.9        325.7         251.4         196.0         271.6         178.7
   Accrued Interest, Adjustment and Quotation
   Differences
     Receivable................................          414.4        523.1         608.5         392.1         353.5         313.6
   Documented Interest.........................           (5.3)        (2.5)        (10.8)        (55.1)        (96.9)        (81.3)
                                                    ----------   ----------   -----------   -----------   -----------   -----------
TOTAL .........................................        9,025.8      8,638.5      12,308.7      21,069.7      20,959.1      21,128.1
Allowance for Loan Losses......................         (632.6)    (1,177.3)     (1,681.8)     (1,050.3)       (596.0)       (576.9)
                                                    ----------   ----------   -----------   -----------   -----------   -----------
TOTAL LOANS....................................     Ps.8,393.2   Ps.7,461.2   Ps.10,626.9   Ps.20,019.4   Ps.20,363.1   Ps.20,551.2
                                                    ----------   ----------   -----------   -----------   -----------   -----------
Secured Loans
   With Preferred Guarantees (2) (3)...........     Ps.1,190.0   Ps.1,228.8   Ps. 9,280.5   Ps.13,389.8   Ps. 8,677.9   Ps. 9,128.3
   Other Guarantees (3)........................        5,235.8      5,163.0         523.0       1,689.8       2,192.4       2,008.5
                                                    ----------   ----------   -----------   -----------   -----------   -----------
TOTAL SECURED LOANS............................     Ps.6,425.8   Ps.6,391.8    Ps.9,803.5   Ps.15,079.6   Ps.10,870.3   Ps.11,136.8
                                                    ----------   ----------   -----------   -----------   -----------   -----------

      (1) Categories of above loans include:

         - Advances: short-term obligations drawn on by customers through overdrafts.

         - Notes: endorsed promissory notes, negotiable obligations and other promises to pay signed by one borrower or group of borrowers and factored loans.

         - Mortgage loans: loans granted to purchase or improve real estate and collateralized by such real estate and commercial loans secured by a real estate mortgage.

         - Pledge loans: loans secured by collateral (such as cars or machinery) other than real estate, where such collateral is an integral part of the loan documents.

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

      (3) Pursuant to Argentine Central Bank Communique A 3918, beginning in April 2003, tax revenues shared by the national government and the provinces ceased to be considered Preferred Guarantees

      As of December 31, 2004, and since 2002, loans to the non-financial public sector have represented the Bank's most important loan portfolio.

      As of December 31, 2004, the portfolio of loans to the non-financial public sector, valued pursuant to Argentine Central Bank Communique "A" 3911, amounted to Ps. 4,513.7 million (principal amount, adjustment and interests), and represented secured loans restructured pursuant to Decree No. 1387/01.

      As of December 31, 2004 and December 31, 2003, all of the secured loans were current.

      In November 2001, through Decree No. 1387/03, the Argentine government offered to swap voluntarily debt instruments (bonds and loans) held by local investors representing an exposure to the Argentine national and provincial governments for secured loans. The Bank decided to swap all of its eligible portfolio of government securities and loans made to the national and provincial public sectors in exchange for secured loans. The swap of debt instruments originally representing an exposure to the national public sector was completed on November 6,

2001. Beginning in November 2001, the Bank recorded the secured loans to the Argentine national government and those loans to the Argentine provinces tendered in the exchange (which swap was not completed until 2003) in accordance with the terms and conditions of the new secured loans. This swap reduced the yields of public-sector debt instruments and extended their maturity but did not modify their currency of denomination.

      The swap of eligible debt instruments originally representing an exposure to the provinces was not completed until late 2003.

      After the Argentine currency devaluated in January 2002, Decree No. 471/02 enacted on March 13, 2002, established that obligations denominated in U.S. dollars of the national, provincial and municipal public sectors outstanding as of February 3, 2002 would be converted into pesos at the exchange rate of Ps.
1.4 per U.S. dollar and would be adjusted by the CER. Moreover, said Decree established that public sector's obligations would bear a fixed annual interest rate ranging from 3.0% to 5.5% depending on their average life.

      For secured loans representing in origin an exposure to the provinces and other Argentine provincial government debt, Decree No. 1579/02 dated
August 28, 2002, introduced an additional restructuring. The restructuring consisted of a voluntary exchange of Argentine provincial government debt for bonds (Bogar) or loans (promissory notes), issued by the FFDP and secured by the Argentine national government's tax receipts shared with the Argentine provinces, with a 16-year term, a 2% fixed annual interest rate and amortization in 156 monthly and consecutive installments beginning on March 4, 2005. This Decree included as eligible for tender in the exchange the financial assistance provided to Argentine provincial governments through loans to the FFDP, a portfolio that was not eligible under the provisions of Decree No. 1387/01.
The Bank tendered in the exchange under Decree No. 1579/02 all of its portfolio of loans to Argentine provincial governments and pursuant to the option provided by section 3, subsection k of the Decree, opted to exchange all of the Bogar to be received in the exchange for promissory notes. Despite such election, in 2003 the Bank received Bogar and recorded them as loans. Given that, for the time being, the Bank will not make use of this option, the Bogar were recorded as government securities as of December 31, 2004 and, for comparison purposes, as of December 31, 2003, the Bogar were reclassified and recorded as government securities. As of December 31, 2002, the Bogar were recorded under loans.

      As of December 31, 2004, loans to the financial public sector amounted to Ps. 123.7 million, loans to the financial domestic sector amounted to Ps. 26.8 million, and the remaining Ps. 4,361.6 million corresponded to gross loans (plus adjustments and accrued interest) to the non-financial private sector. Net loans to the private sector amounted to Ps. 3,729.0 million.

      Gross loans to the private sector grew 4.7% during fiscal year 2004. The type of loans to the private sector that grew most were credit card loans. The increase in placements with correspondent banks as of December 31, 2004, was due to the temporary placement of liquidity in such banks, in view of payments on debt instruments due on January 1, 2005. It should be noted that during 2004, Ps. 242.0 million of commercial loans from Galicia Uruguay's portfolio were sold, Ps. 121.1 million of credit card loans granted by the regional credit-card companies were securitized and Ps. 41.5 million of personal loans granted by the Bank's Argentine operation that were securitized in January 2005, had been transferred to "Other Receivables from Financial Brokerage" as of December 31, 2004. The Bank's gross loan portfolio to the private sector, before charge offs (not related to the aforementioned portfolio sale) and before portfolio securitization and sale, increased 24.2% in 2004.

      The nominal and relative decrease of the portfolio of loans to the private sector in 2002 and 2003, as compared to pre-crisis periods, is related to their pesification at the Ps. 1.0 per U.S. dollar parity, to the exceptions provided for by the regulations in connection with the applicability of the adjustment by the CER and to their adjustment mostly by the CVS, beginning in September 2003 only. The decrease also reflects payments and prepayments made by private-sector debtors, while certain secured loans begin to amortize in 2005. In addition, this decrease reflects the fact that most loans to the private sector were not adjusted by an index (until 2003) while the previous periods figures were restated by using the WPI variation. See "Presentation of Financial Information". Similarly, the decrease in the private sector portfolio was also the consequence of the securitization or sale of part of the Bank's loan portfolio in the first half of 2002 in order to restore the Bank's liquidity within the framework of the capitalization and liquidity plan implemented by the Bank.

      During 2003, the only type of loan to the private sector that showed an increase was credit-card lending, which increase was mainly the result of an increase in the loan portfolio of the regional credit card companies.

      Loans by Type of Borrower

      The following table shows the breakdown of Banco Galicia's total loan portfolio, by type of borrower at December 31, 2004, 2003, and 2002.

                                                                AS OF DECEMBER 31,
                                ---------------------------------------------------------------------------------------
                                            2004                          2003                          2002
                                --------------------------    --------------------------    ---------------------------
                                  AMOUNT        % OF TOTAL       AMOUNT       % OF TOTAL      AMOUNT         % OF TOTAL
                                -----------     ----------    -----------     ----------    ------------     ----------
                                                                                             (in millions of February
                                                 (in millions of pesos)                      28, 2003, constant pesos)
 Corporate.................     Ps. 1,271.9        14.09%     Ps. 1,820.4       21.07%      Ps.  2,130.8        17.31%
 Middle-Market Companies...         1,195.2        13.24            850.3        9.84              890.1         7.23
COMMERCIAL LOANS...........         2,467.1        27.33          2,670.7       30.91            3,020.9        24.54
Individuals................         1,512.6        16.76          1,324.7       15.33            1,297.7        10.54
Financial Sector (1).......           532.4         5.90            357.4        4.14              172.0         1.40
Non-Financial Public
 Sector....................         4,513.7        50.01          4,277.7       49.52            7,634.7        62.03
Other Loans................               -            -              8.0        0.10              183.4         1.49
                                -----------       ------      -----------      ------       ------------       ------
TOTAL (2)..................     Ps. 9,025.8       100.00%     Ps. 8,638.5      100.00%      Ps. 12,308.7       100.00%
                                -----------       ------      -----------      ------       ------------       ------

(1) Includes local and international financial sector. Financial Sector loans are primarily composed of interbank loans (call money loans), overnight deposit at international money center banks and loans to provincial banks.

(2) Before the allowance for loan losses.

      Loans by Economic Activity

      The following table sets forth at the dates indicated an analysis of Banco Galicia's loan portfolio according to the borrowers' main economic activity. Figures include principal and interest.

                                                                            AS OF DECEMBER 31,
                                            ---------------------------------------------------------------------------------------
                                                        2004                          2003                          2002
                                            --------------------------    --------------------------    ---------------------------
                                                              % OF                          % OF                            % OF
                                              AMOUNT          TOTAL          AMOUNT         TOTAL          AMOUNT           TOTAL
                                            -----------     ----------    -----------     ----------    ------------     ----------
                                                                                                   (in millions of February
                                                                                                       28, 2003, constant
                                                                                                        pesos, except
                                            (in millions of pesos, except percentages)                   percentages)
Financial Sector.........................     Ps. 532.4         5.90%       Ps. 357.4         4.14%        Ps. 172.0        1.40%
Services
  Non-Financial Public Sector............       4,513.7        50.01          4,277.7        49.52           7,634.7       62.03
  Comunic., Transportation Health
   and Others                                     339.0         3.76            320.2         3.71             334.1        2.71
  Electricity, Gas, Water Supply
   and Sewage Services...................         134.3         1.49            239.0         2.77             235.8        1.92
  Other Financial Services...............          46.9         0.52            362.2         4.19             548.5        4.45
                                            -----------       ------      -----------       ------      ------------      ------
    Total................................       5,033.9        55.78          5,199.1        60.19           8,753.1       71.11

Primary Products
  Agriculture and Livestock..............         518.6         5.75            389.6         4.51             464.5        3.77
  Fishing, Forestry and Mining...........          69.3         0.77             93.0         1.08              91.1        0.74
                                            -----------       ------      -----------       ------      ------------      ------
   Total.................................         587.9         6.52            482.6         5.59             555.6        4.51
Consumer.................................       1,435.4        15.90          1,258.5        14.57           1,106.4        8.99
Retail Trade.............................         287.7         3.19            278.5         3.22             276.4        2.25
Wholesale Trade..........................          97.5         1.08             67.7         0.78              67.6        0.55
Construction.............................         372.8         4.13            404.2         4.68             513.0        4.17
Manufacturing
  Foodstuffs.............................         233.9         2.59            166.7         1.93             205.0        1.66

  Transportation Materials...............          41.2         0.46             18.6         0.22              27.9        0.23
  Chemicals and Oil......................         124.6         1.38            109.5         1.27             110.6        0.90
  Manufacturing Industries...............         229.7         2.54            235.0         2.71             391.9        3.18
                                            -----------       ------      -----------       ------      ------------      ------
   Total.................................         629.4         6.97            529.8         6.13             735.4        5.97
Other Loans (1)..........................          48.8         0.53             60.7         0.70             129.2        1.05
                                            -----------       ------      -----------       ------      ------------      ------

  TOTAL (2)..............................   Ps. 9,025.8       100.00%     Ps. 8,638.5       100.00%     Ps. 12,308.7      100.00%
                                            -----------       ------      -----------       ------      ------------      ------

(1) "Other loans" is an Argentine Central Bank classification that primarily includes loans in judicial proceedings.

(2) Before the allowance for loan losses.

      In the table above, those loans identified as consumer loans are classified as consumer loans for purposes of the Argentine Central Bank classification and provisioning system. All of the other loans represent commercial loans for the purpose of the Argentine Central Bank's classification and provisioning system. See " -- Argentine Central Bank's Loan Classification and Loan Loss Provisions."

      Maturity Composition of the Loan Portfolio

      The following table sets forth an analysis by type of loan and time remaining to maturity of Banco Galicia's loan portfolio before deducting the allowance for loan losses as of December 31, 2004.

                                                       AFTER 1    AFTER 6                    AFTER 3
                                                      MONTH BUT  MONTHS BUT  AFTER 1 YEAR   YEARS BUT                 TOTAL AT
                                           WITHIN 1    WITHIN 6  WITHIN 12   BUT WITHIN 3    WITHIN 5     AFTER 5     DECEMBER
                                            MONTH       MONTHS    MONTHS        YEARS         YEARS        YEARS      31, 2004
                                         -----------  ---------  ----------  ------------  -----------  -----------  -----------
                                                                         (in millions of pesos)
Non-Financial Public Sector (1)........      Ps. 0.4   Ps. 16.1    Ps. 4.8     Ps. 98.9    Ps. 2,309.3  Ps. 2,084.2  Ps. 4,513.7
Financial Sector (1)...................        117.1        5.6        6.7         21.1              -            -        150.5
Private Sector and Residents Abroad....      2,677.2      305.1      250.9        552.8          294.0        281.6      4,361.6
   - Advances..........................        161.0       37.9        0.5          0.4              -            -        199.8
   - Promissory Notes..................        370.6      193.5       96.1        170.8          140.8        127.4      1,099.2
   - Mortgage Loans....................         59.8       45.3       63.7        172.3          134.7        148.1        623.9
   - Pledge Loans......................          9.6        8.9       14.7         46.1           10.3          3.3         92.9
   - Personal Loans....................          6.4       17.6       12.8         20.8            0.6            -         58.2
   - Credit-Card Loans.................      1,105.4          -          -            -              -            -      1,105.4
   - Other Loans.......................        555.3        1.9       63.1        142.4            7.6          2.8        773.1
   - Accrued Interest and Quotation
       Differences Receivable (1)......        414.4          -          -            -              -            -        414.4
   - (Documented Interest).............         (5.3)         -          -            -              -            -         (5.3)
Allowance for Loan Losses (2)..........       (632.6)         -          -            -              -            -       (632.6)
                                         -----------  ---------  ---------    ---------    -----------  -----------  -----------
TOTAL LOANS, NET.......................  Ps. 2,162.1  Ps. 326.8  Ps. 262.4    Ps. 672.8    Ps. 2,603.3  Ps. 2,365.8  Ps. 8,393.2
                                         ===========  =========  =========    =========    ===========  ===========  ===========

(1) Interest and the CER adjustment were assigned to the first month.

(2) Allowances were assigned to the first month as well as past due loans and loans in judicial proceedings.

      In the table above, consumer loans as classified by the Argentine Central Bank consist of personal loans, credit card loans, as well as certain portions of advances, mortgage loans and pledge loans.

      Interest Rate Sensitivity of Outstanding Loans as of December 31, 2004

      The following table presents the interest rate sensitivity of Banco Galicia's outstanding loans as of December 31, 2004.

                                              (IN MILLIONS OF PESOS)     AS A % OF TOTAL LOANS
                                              ----------------------     ---------------------
Variable Rate (1)(2)
       Pesos................................         5,242.2                     74.73%
       Dollars..............................           389.0                      5.54%
                                                     -------                     -----
    Total...................................         5,631.2                     80.27%
Fixed Rate (2)(3)
       Pesos................................           812.7                     11.59%
       Dollars..............................           571.3                      8.14%
                                                     -------                     -----
    TOTAL...................................         1,384.0                     19.73%
Past Due Loans
       Pesos................................           389.5                      5.55%
       Dollars..............................            13.1                      0.19%
                                                     -------                     -----
    TOTAL...................................           402.6                      5.74%
                                                     -------                     -----

(1) Includes overdraft loans.

(2) Includes past due loans and excludes interest receivable, differences in quotations and the CER adjustment.

(3) Includes short-term and long-term loans whose rates are determined at the beginning of the loans' life.

CREDIT REVIEW PROCESS

      Credit risk is the potential for financial loss resulting from the failure of a borrower to honor its financial contractual obligations. Credit risk at Grupo Galicia arises mainly from Banco Galicia's lending activities and from the fact that, in the normal course of its business, the Bank is a party to certain financial transactions with off-balance sheet risk, mainly commitments to extend credit and guarantees granted. See also Item 5. "Operating and Financial Review and Prospects--Item 5A. Operating Results--Off-Balance Sheet Arrangements."

      The Bank's credit approval and credit risk analysis is a centralized process based on the concept of "opposition of interests." This is achieved through the existing division between the credit and the origination functions both in the retail and the wholesale businesses, thus enabling the Bank to achieve an ongoing and efficient control of asset quality, a proactive management of problem loans, aggressive write-offs of uncollectible loans, and an adequate loan loss provisioning. The process also includes credit-quality monitoring by borrower, as well as monitoring of problem loans and related losses. The process facilitates early detection of situations that could entail some degree of portfolio impairment and provides appropriate protection of the Bank's assets.

      In order to promote active credit granting and facilitate credit authorizations, the Credit Division was created during fiscal year 2004, reporting directly to the Board of Directors. Likewise, to consolidate all aspects of credit management into a single unit, the Retail Credit Department and the Corporate Recovery Department, which used to form part of the Retail and Wholesale Banking Divisions, respectively, became part of the Credit Division.

      The Credit Division is in charge of defining, subject to the approval of the Board of Directors, the Bank's credit risk policies and procedures, the continuous assessment of credit risk and the development of credit assessment models applied to risk products. It is also responsible for loan approval, classification of the loan portfolio and recovery of past due loans.

      The Credit Division is made up of the Corporate Credit Department in charge of approving, supervising, classifying and provisioning the corporate and financial institutions' loan portfolio, the Corporate Recovery Department in charge of the follow-up and recovery of the past due commercial portfolio, and the Retail Credit Department in charge of approving consumer loans as well as following up and recovering past due consumer loans.

      The Internal Audit Division is in charge of overseeing the classification of the loan portfolio, in accordance with the regulations established by the Argentine Central Bank.

      Retail Portfolio

      In the case of loans to individuals, the Bank assesses applications for different types of loans including credit-card loans, current account loans and personal loans with or without guarantees. Origination of mortgage loans was discontinued during 2002, due to the prevailing economic situation. New mortgage loans were launched in late 2003 but origination has been limited.

      Applications for these products are assessed through computerized credit-scoring systems that take into account different variables to determine the customer's profile and repayment capacity. Analysis of the information required from applicants and the credit approval or refusal decision is made in a centralized manner. Applicants previous credit performance, both at Banco Galicia or in the financial system as a whole, is verified through the information provided by Organizacion Veraz S.A., a company that provides credit information services.

      The Retail Credit Department is responsible for approving loans to customers for amounts up to Ps. 1 million. Loans exceeding such amount have to be approved by the Board of Directors Committee. The Retail Credit Department also defines and approves credit policies for the retail banking business, together with the originating sectors. On the other hand, the Retail Credit Department monitors the classification of the loan portfolio pursuant to the Argentine Central Bank regulations and the Bank's internal policies. Accordingly to the rules in force, classification of the retail loan portfolio is based on the borrower's performance.

      With respect to the recovery of past-due loans, the Retail Credit Department manages individual past-due loans from the early stages until the portfolio returns to a normal status or the recovery procedures are abandoned for loans deemed uncollectible. Recovery procedures throughout Argentina are carried out either directly or through third parties.

      When a consumer loan is more than three days past due, recovery procedures are undertaken through the Collection Center (a specialized area of the Bank's Customer Contact Center), or through letters or visits to the borrower's residence. A follow-up system that performs automated telephone calls is also used for loans in early stages of delinquency. For a better coverage of the locations in the provinces, the Retail Credit Department also coordinates actions with the Bank's branch network staff. When these early procedures are exhausted, recovery of these loans is turned to collection agencies hired by the Bank to handle recovery through litigation or out-of-court proceedings. The Retail Credit Department oversees the performance of these agencies.

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

      Commercial Portfolio

      Prior to the approval of a loan, Banco Galicia's analysis involves the evaluation and assessment of the corporate borrower and its financial status. For credits above certain amounts, Banco Galicia makes a standard analysis of each credit line and of each corporate borrower. For credits below certain amounts, Banco Galicia uses automated risk evaluation systems that provide financial and non-financial information on the borrower.

      The Bank's information systems provide both financial and non-financial data about customers. They can also perform automated risk evaluations and financial-statements projections and have the capacity to generate automatic warnings when certain situations are verified that may indicate an increase in risk.

      Banco Galicia bases the risk assessment on the following factors:

Qualitative analysis.............  assessment of the quality of the corporate borrower by the line officer to which the account has been assigned on the basis of personal knowledge.

Economic and financial risk......  quantitative analysis of the corporate borrower's financial statements.

Economic sector risk.............  measurement of the general risk of the sector in which the corporate borrower operates
                                   (based on statistical information gathered from internal and external sources).

      The primary responsibility of the Corporate Credit Department is to approve loans to corporate customers with a credit limit not exceeding Ps 1.0 million, ensuring the overall objective of maintaining high credit-quality standards and complying with the Bank's policies and procedures. Prior to presentations to the credit committees of corporate borrowers whose credit limit exceeds Ps 1.0 million, the Corporate Credit Department prepares analyses and reports that assess the credit risk involved. Moreover, this Department classifies the performing and non-performing commercial portfolios in accordance with the regulations set by the Argentine Central Bank and with the Bank's own internal policies. It also coordinates the Credit Division's relations with the Argentine Central Bank, the independent auditors, and the rating agencies. Moreover, it reviews all of the corporate customers whose total credit exceeds Ps. 200,000 in accordance with a review schedule determined by the level of credit risk.

      The Corporate Recovery Department is responsible for monitoring and controlling past-due commercial portfolios and for recovery of the entire commercial portfolio. It establishes procedures, acts proactively, and designs action plans on a case-by-case basis to recover any amounts that exceed the credit limits that are assigned to the different corporate customers. The Corporate Recovery Department also oversees recovery of problem loans in the corporate portfolio, managing them efficiently and working to regularize the status of those customers that are most attractive to the Bank. Furthermore, this department manages problem loans for which recovery is being settled through litigation or out of court agreements. The Corporate Recovery Department also manages and oversees lawsuits carried out in various jurisdictions by outside law firms hired to handle these matters.

      The Corporate Banking and Middle-Market Banking departments are responsible for the business relations with the Bank's corporate customers in connection with both the management of the various lines of business and credit origination.

      The Corporate Restructuring Department that had been created in 2002 to restructure the debt of certain customers within the large corporations sector, was dissolved in 2004. This decision was taken upon the Bank's restructuring during 2004 of a substantial portion of the portfolio managed by the Corporate Restructuring Department.

      All credit extensions must be approved by an officer of the Credit Division. Approval of commercial credits is structured based on the credit limit assigned to each customer, as follows:

- Under Ps. 1.0 million: credit extensions are proposed by the business officers and must be approved by officers of the Corporate Credit Department in accordance with pre-established credit authority levels.

- More than Ps. 1.0 million and up to Ps. 3.5 million: credit extensions must be approved by the Senior Credit Committee, composed of at least: (i) an officer from the Credit Division; and (ii) an officer from the Wholesale Banking Division.

- More than Ps. 3.5 million: credit extensions must be approved by the Credit Committee of the Bank's Board of Directors, with the participation of : (i) one or more directors; (ii) the manager of the Credit Division; and (iii) the manager of the Wholesale Banking Division. The assistance of the managers of the business departments of such Division depends on whether the account subject to approval by said committee corresponds to any such departments in charge of the accounts.

      The Bank's information systems provide both financial and non-financial data about customers. They can also perform automated risk evaluations and financial-statements projections and have the capacity to generate automatic warnings about situations that may indicate an increase in risk.

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

ARGENTINE CENTRAL BANK'S LOAN CLASSIFICATION AND LOAN LOSS PROVISIONS

      General

      Although the aggregate amount of credit operations conducted with companies, individuals or economic groups by the Bank, measured for each one of those customers, is limited by Argentine Central Bank rules, pursuant to Communique "A" 2140 and subsequent ones, the Bank applies significantly stricter parameters.

      Independently of its internal policies and procedures designed to minimize credit risk, the Bank complies with the applicable regulations of the Argentine Central Bank, which are summarized below.

      In 1994, the Argentine Central Bank introduced the current loan classification system and the corresponding minimum loan loss provision requirements, applicable to loans and other types of credit (together referred to as "loans" in this section) to private-sector borrowers.

      The Argentine Central Bank's loan classification system is a bifurcated system, that applies certain criteria to classify loans in a bank's consumer portfolio, and another set of criteria to classify loans in its commercial portfolio. The classification system is independent of the currency in which the loan is denominated.

      The loan classification criteria applied to loans in the consumer portfolio are based on delinquency aging. For the purposes of the Argentine Central Bank, consumer loans are defined as residential mortgage loans, personal loans, pledge loans, credit-card loans and other types of installment credits to individuals. All other loans are considered as commercial loans. In addition, as permitted by the Argentine Central Bank, the Bank classifies as consumer loans all commercial loans that are for an amount less than Ps. 200,000 for purposes of applying the Argentine Central Bank's provisioning requirements (through its Communique "A" 4310 dated March 6, 2005, the Argentine Central Bank increased this amount to Ps. 500,000, effective May 2005). As a result, the Bank classifies such loans based on the delinquency aging system rather than on the borrower's ability to repay.

      The principal criterion for the classification of loans in the commercial portfolio is each borrower's ability to repay, as measured principally by such borrower's future cash flow. In this loan classification system, all customers in an economic group (all corporate and financial entities, both domestic and foreign, which are controlled, directly or indirectly, by a customer) are considered as one borrower. For example, if one or more loans in a group of loans to an economic group becomes classified, all loans to that group are reclassified in the most severe classification. Banks may opt to apply the consumer loan classification criteria to commercial loans of up to Ps. 200,000. If a customer has both commercial and consumer loans, consumer loans will be added to commercial loans to determine eligibility for classification in the consumer portfolio. Loans backed with preferred guarantees are considered at 50.0% of their face value.

      Pursuant to Communique "A" 3918 from the Argentine Central Bank, between March 31, 2003 and December 31, 2003, customers with a total debt in the whole financial system of up to Ps. 5 million have been classified in the same manner as consumer loans. In order to determine the arrear, this rule established that one day past due was to be computed for each three days the loan had been past due in the period between December 1, 2001 and March 31, 2003. This treatment was also applied to the portfolio of commercial loans of up to Ps. 200,000 which, under the previous rules, was already automatically classified.

      In applying the Argentine Central Bank's classification to commercial loans, banks must assess the following factors: management and operating history of the borrower, present and projected financial situation of the borrower based on the review of the borrower's financial statements, borrower's payment history and ability to service debt, capability of the borrower's internal information and control systems to provide accurate and timely financial information, as well as the general risk of the sector in which the borrower operates and the borrower's relative position within that sector. In this analysis, special consideration must be provided to the assessment of the customer's exposure to currency risk, taking into account the customer's income and debt in foreign currency.

      Argentine Central Bank rules establish that periodic evaluations of the commercial portfolio must be performed by an evaluation team independent from banks' loan origination sectors. The Credit Division is responsible for these evaluations, being independent from the business units that originate loans.

      The evaluation must be carried out on each borrower with outstanding credit equal to or exceeding the lesser of Ps. 1.0 million or 1% of a bank's Adjusted Shareholders' Equity, but in any case covering at least 20% of the total loan portfolio. The frequency of the review of each borrower depends on the Bank's exposure to that borrower.

      The Argentine Central Bank requires that the larger the exposure is, the more frequent the review should be. A review must be conducted every calendar quarter when credit exposure to that borrower is equal to or in excess of 5% of the Banks' Adjusted Shareholders' Equity on the last day of the month prior to the review, or every six months when exposure equals or exceeds the lesser of Ps. 1.0 million or 1% of the Bank's Adjusted Shareholders' Equity on the last day of the month prior to review. In any case, at least 50% of the Bank's commercial portfolio must be reviewed by the end of each six months, and all other borrowers in the Bank's commercial portfolio must be reviewed during the Bank's fiscal year, so that that the entire commercial portfolio is reviewed every fiscal year.

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

      The Argentine Central Bank allows only one level of discrepancy between the classification that the Bank assigns and the lowest classification assigned by at least two other banks whose combined credit to the borrower represents 40.0% or more of the total credit of the borrower within the financial system, considering all banks. If a bank's classification differs by more than one level from the lowest classification, it must immediately downgrade its classification of the borrower to the same classification, or within one classification level. This mandatory reclassification was discontinued for commercial debtors (including those with debts of up to Ps. 200,000 treated as consumer loans for the purposes of classification) pursuant to the provisions of the Argentine Central Bank's Communique "A" 3918 issued on April 4, 2003, for the period between March 31, and December 31, 2003. However, said mandatory reclassification started to be effective as from 2004, pursuant to the provisions set forth by Communique "A" 4070.

      Argentine Central Bank Communique "A" 3418, issued on January 3, 2002, also allowed for increased flexibility of the rules for classification of borrowers for December 2001 and January 2002, by temporarily extending the late-payment period admitted for borrowers in categories 1 and 2 by 31 additional days, both for the commercial and consumer portfolios. On February 7, 2002, through its Communique "A" 3463, the Argentine Central Bank further extended the late-payment periods established by Communique "A" 3418 by 31 additional days. Subsequently, no additional extension was provided.

      With the purpose to facilitate customers access to credit after the 2001-2002 crisis, the Argentine Central Bank resolved, mainly through Communiques "A" 4070 and "A" 4254, dated January 9, and December 2, 2004, respectively, to make some modifications that aimed at making the effects of said crisis neutral on the customers' classification. The most important modifications made were as follows:

- the possibility to classify as normal, at the financial institutions' option, those customers having reached a restructuring agreement, without repayment percentages being required, when customers have enough cash flows to repay the new debt (this modification will be effective until December 2005).

- the reduction in the requirements for loan amortization necessary to improve the customer's classification.

- the possibility to provide customers with new financial assistance and classify as normal customers classified in a non-accrual status in the financial system, thereby restricting this financing assistance to pre-established percentages according to the worst situation a customer registers in the financial system.

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

                                                                        WITH
                                                                        SELF-           WITH             WITHOUT
                                                                     LIQUIDATING        OTHER           PREFERRED
                                                                      PREFERRED       PREFERRED        GUARANTEES
         LOAN CLASSIFICATION                                         GUARANTEES       GUARANTEES       OR SECURITY
         -------------------                                         -----------      ----------       -----------
"With Special Follow Up" and "Inadequate Performance"
"Inadequate Performance - Under Observation"...................              1.0%            3.0%              5.0%
"Inadequate Performance - Under Negotiation or Agreement to                  1.0             6.0              12.0
Refinance".....................................................
"With Problems" and "Deficient Performance"....................              1.0            12.0              25.0
"High Risk of Insolvency" and "Difficult Collection"...........              1.0            25.0              50.0
"Uncollectible"................................................              1.0            50.0             100.0
"Uncollectible Due to Technical Reasons".......................            100.0%          100.0%            100.0%

      Banks are required to cease the accrual of interest or to establish provisions of 100.0% of the interest accrued on loans to borrowers classified as "with problems," "deficient performance" or under higher risk categories.

      Pursuant to Argentine Central Bank regulation, these minimum provisions are not required for interbank financial transactions of less than thirty days, or loans to Argentine provincial governments or to financial institutions majority-owned by the Argentine national, provincial or city governments with governmental guarantees.

      General Provisions

      In addition to the specific loan loss allowances described above, the Argentine Central Bank established in November 1992 a mandatory general allowance requirement of 1.0% for all loans in its "normal" and "normal performance" categories. This general allowance is not required for interbank financial transactions of less than thirty days, or loans to the non-financial public sector or to financial institutions majority-owned by the Argentine national, provincial or city governments with governmental guarantees. This general allowance is determined based on the Bank's judgment of the entire loan portfolio risk at each reporting period.

      As of December 31, 2004, the Bank maintained a general loan loss allowance of Ps. 191.0 million, which exceeded by Ps. 161.8 million the 1.0% general allowance minimum requirement for the "normal" and "normal performance" loan portfolio established by the Argentine Central Bank's rules. The decrease over the 2003 level was due to the charge offs made during the year and to the improvement of the loan portfolio quality, related to a large extent to the progress in the restructuring of commercial loans. The excess over the minimum requirement continued to be maintained in connection with commercial loans under a restructuring process, which restructuring had not been completed.

      As of December 31, 2003, the Bank maintained a general loan loss allowance of Ps. 313.6 million, which exceeded by Ps. 293.0 million the 1.0% general allowance minimum requirement for the "normal" and "normal performance" loan portfolio. The excess over the minimum requirement, which represented only 38% of that reported as of December 31, 2002, was maintained in connection with commercial loans under a restructuring process, which restructuring had not been completed.

      As of December 31, 2002, Banco Galicia maintained a general loan loss allowance of Ps. 822.3 million, which exceeded by Ps. 787.0 million the 1.0% general allowance minimum requirement for the "normal" and "normal performance" loan portfolio. The excess over the minimum requirement reflected the judgment that the consequences of the Argentine economic and political crisis of late 2001 and 2002 on the loan portfolio had not unfolded completely as of the balance sheet date and that the risk that loans that were impaired had not been identified as impaired as of the balance sheet date was still high. In addition, as the restructuring process in the Bank's commercial portfolio began only in the second half of the 2002, uncertainty about the outcome of the process was still high.

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

      As of December 31, 2004, loans classified as category "2.b" pursuant to the Argentine Central Bank's classification, which correspond to loans under a restructuring process but that do not constitute nonperforming portfolios, amounted to Ps. 125.6 million, with a 40.9% decrease from Ps. 212.6 million as of December 31, 2003. The amount at the end of 2003 was 54.3% lower than the Ps.
464.8 million recorded at the close of fiscal year 2002. In the case of the Bank, this portfolio consists of commercial loans only.

                                                                            AS OF DECEMBER 31, 2004
                                                       ----------------------------------------------------------------
                                                       AMOUNTS NOT YET DUE(1)   AMOUNTS PAST DUE        TOTAL LOANS
                                                       ----------------------   ----------------    -------------------
                                                                    (in millions of pesos, except percentages)
LOAN PORTFOLIO CLASSIFICATION

Normal and Normal Performance.......................   Ps.  7,764.4    90.53%           -       -   Ps. 7,764.4   86.02%
With Special Follow-up and Inadequate Performance...          562.5     6.56            -       -         562.5    6.23
With Problems and Deficient Performance.............          197.1     2.30    Ps. 251.7   56.06%        448.8    4.97

                                                                            AS OF DECEMBER 31, 2004
                                                       ----------------------------------------------------------------
                                                       AMOUNTS NOT YET DUE(1)   AMOUNTS PAST DUE        TOTAL LOANS
                                                       ----------------------   ----------------    -------------------
                                                                    (in millions of pesos, except percentages)
High Risk of Insolvency and Difficult Collection....           52.8     0.61        105.8   23.56        158.6     1.76
Uncollectible.......................................              -        -         85.5   19.04         85.5     0.95
Uncollectible Due to Technical Reasons..............              -        -          6.0    1.34          6.0     0.07
                                                       ------------   ------    ---------  ------   ----------   ------
TOTAL...............................................   Ps.  8,576.8   100.00%   Ps. 449.0  100.00%  Ps.9,025.8   100.00%
                                                       ------------   ------    ---------  ------   ----------   ------

                                                                            AS OF DECEMBER 31, 2003
                                                       ----------------------------------------------------------------
                                                       AMOUNTS NOT YET DUE(1)   AMOUNTS PAST DUE        TOTAL LOANS
                                                       ----------------------   ----------------    -------------------
                                                                    (in millions of pesos, except percentages)
LOAN PORTFOLIO CLASSIFICATION
Normal and Normal Performance.......................   Ps.  6,531.3    85.63%            -       -  Ps.6,531.3    75.61%
With Special Follow-up and Inadequate Performance...          807.9    10.59             -       -       807.9     9.35
With Problems and Deficient Performance.............          237.9     3.12    Ps.  426.5   42.19%      664.4     7.69
High Risk of Insolvency and Difficult Collection....           50.4     0.66         245.4   24.27       295.8     3.42
Uncollectible.......................................              -        -         324.9   32.14       324.9     3.76
Uncollectible Due to Technical Reasons..............              -        -          14.2    1.40        14.2     0.17
                                                       ------------   ------    ----------  ------  ----------   ------
TOTAL...............................................   Ps.  7,627.5   100.00%   Ps.1,011.0  100.00% Ps.8,638.5   100.00%
                                                       ------------   ------    ----------  ------  ----------   ------

                                                                            AS OF DECEMBER 31, 2002
                                                       ----------------------------------------------------------------
                                                       AMOUNTS NOT YET DUE(1)   AMOUNTS PAST DUE        TOTAL LOANS
                                                       ----------------------   ----------------    -------------------
                                                           (in millions of February 28, 2003, constant pesos, except
                                                                                 percentages)
LOAN PORTFOLIO CLASSIFICATION
Normal and Normal Performance.......................   Ps.  9,758.0    88.02%            -       -  Ps. 9,758.0   79.28%
With Special Follow-up and Inadequate Performance...          940.5     8.48             -       -        940.5    7.64
With Problems and Deficient Performance.............          321.5     2.90         556.3   45.50%       877.8    7.13
High Risk of Insolvency and Difficult Collection....           66.1     0.60         453.4   37.09        519.5    4.22
Uncollectible.......................................              -        -         198.2   16.21        198.2    1.61
Uncollectible Due to Technical Reasons..............              -        -          14.7    1.20         14.7    0.12
                                                       ------------   ------    ----------  ------  -----------  ------
TOTAL...............................................   Ps. 11,086.1   100.00%   Ps.1,222.6  100.00% Ps.12,308.7  100.00%
                                                       ------------   ------    ----------  ------  -----------  ------

                                                                            AS OF DECEMBER 31, 2001
                                                       ----------------------------------------------------------------
                                                       AMOUNTS NOT YET DUE(1)   AMOUNTS PAST DUE        TOTAL LOANS
                                                       ----------------------   ----------------    -------------------
                                                          (in millions of February 28, 2003, constant pesos, except
                                                                                percentages)
LOAN PORTFOLIO CLASSIFICATION
Normal and Normal Performance.......................   Ps. 19,287.1    96.32%            -       -  Ps.19,287.1   91.54%
With Special Follow-up and Inadequate Performance...          362.0     1.81             -       -        362.0    1.72
With Problems and Deficient Performance.............          198.9     0.99    Ps.  157.4   15.05%       356.3    1.69
High Risk of Insolvency and Difficult Collection....          175.8     0.88         624.7   59.73        800.5    3.80
Uncollectible.......................................              -        -         217.5   20.79        217.5    1.03
Uncollectible Due to Technical Reasons..............              -        -          46.3    4.43         46.3    0.22
                                                       ------------   ------    ----------  ------  -----------  ------
TOTAL...............................................   Ps. 20,023.8   100.00%   Ps.1,045.9  100.00% Ps.21,069.7  100.00%
                                                       ------------   ------    ----------  ------  -----------  ------

                                                                            AS OF DECEMBER 31, 2000
                                                       ----------------------------------------------------------------
                                                       AMOUNTS NOT YET DUE(1)   AMOUNTS PAST DUE        TOTAL LOANS
                                                       ----------------------   ----------------    -------------------
                                                          (in millions of February 28, 2003, constant pesos, except
                                                                                percentages)
LOAN PORTFOLIO CLASSIFICATION
Normal and Normal Performance.......................   Ps. 19,776.5    97.74%           -       -   Ps.19,776.5   94.36%
With Special Follow-up and Inadequate Performance...          335.8     1.66            -       -         335.8    1.60
With Problems and Deficient Performance.............           64.8     0.32    Ps. 104.5    14.41%       169.3    0.81
High Risk of Insolvency and Difficult Collection....           56.6     0.28        400.4    55.19        457.0    2.18
Uncollectible.......................................              -        -        216.8    29.88        216.8    1.03

                                                                            AS OF DECEMBER 31, 2000
                                                       ----------------------------------------------------------------
                                                       AMOUNTS NOT YET DUE(1)   AMOUNTS PAST DUE        TOTAL LOANS
                                                       ----------------------   ----------------    -------------------
                                                          (in millions of February 28, 2003, constant pesos, except
                                                                                percentages)
Uncollectible Due to Technical Reasons..............              -        -          3.7     0.52          3.7    0.02
                                                       ------------   ------    ---------   ------  -----------  ------
TOTAL...............................................   Ps. 20,233.7   100.00%   Ps. 725.4   100.00% Ps.20,959.1  100.00%
                                                       ------------   ------    ---------   ------  -----------  ------

                                                                             AS OF JUNE 30, 2000
                                                       ----------------------------------------------------------------
                                                       AMOUNTS NOT YET DUE(1)   AMOUNTS PAST DUE        TOTAL LOANS
                                                       ----------------------   ----------------    -------------------
                                                          (in millions of February 28, 2003, constant pesos, except
                                                                                percentages)
LOAN PORTFOLIO CLASSIFICATION
Normal and Normal Performance.......................   Ps. 19,938.1    97.69%           -        -  Ps.19,938.1   94.37%
With Special Follow-up and Inadequate Performance...          354.8     1.74            -        -        354.8    1.68
With Problems and Deficient Performance.............           70.1     0.34    Ps.  89.0    12.38%       159.1    0.75
High Risk of Insolvency and Difficult Collection....           46.1     0.23        399.3    55.54        445.4    2.11
Uncollectible.......................................              -        -        229.6    31.93        229.6    1.09
Uncollectible Due to Technical Reasons..............              -        -          1.1     0.15          1.1       -
                                                       ------------   ------    ---------   ------  -----------  ------
TOTAL...............................................   Ps. 20,409.1   100.00%   Ps. 719.0   100.00% Ps.21,128.1  100.00%
                                                       ------------   ------    ---------   ------  -----------  ------

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

                                                                                                                         AS OF JUNE
                                                                               AS OF DECEMBER 31,                            30,
                                                         -------------------------------------------------------------- ------------
                                                            2004         2003        2002         2001         2000         2000
                                                         ----------- ----------- ------------ ------------ ------------ ------------
                                                         (in millions of pesos,  (in millions of February 28, 2003, constant pesos,
                                                             except ratios)                     except ratios)
TOTAL LOANS(1).........................................  Ps. 9,025.8 Ps. 8,638.5 Ps. 12,308.7 Ps. 21,069.7 Ps. 20,959.1 Ps. 21,128.1
NON-ACCRUAL LOANS(2)
  With Preferred Guarantees............................        383.7       496.5        610.8        578.4        366.9        383.8
  With Other Guarantees................................         67.4       275.8        282.9        198.5         35.5         65.9
  Without Guarantees...................................        247.8       527.0        716.5        643.7        444.4        385.5
                                                         ----------- ----------- ------------ ------------              ------------
TOTAL NON-ACCRUAL LOANS(2).............................  Ps.   698.9 Ps. 1,299.3 Ps.  1,610.2 Ps.  1,420.6 Ps.    846.8 Ps.    835.2
PAST DUE LOAN PORTFOLIO
 Non-Financial Public Sector...........................            -           -            -            -            -            -
 Local Financial Sector................................            -           -            -            -            -            -
 Non-Financial Private Sector and Residents Abroad
  Advances.............................................         29.9        93.9         64.9         79.8         59.9         73.6
  Notes................................................        253.1       528.2        741.0        307.6        112.4        137.7
  Mortgage Loans.......................................        115.1       211.7        217.2        313.6        202.8        189.7
  Pledge Loans.........................................          4.2        28.3         35.7         74.0         78.5         90.3
  Personal Loans.......................................          4.2       110.2         58.6         94.5         82.6         76.2
  Credit-Card Loans....................................         24.9        30.6        100.4        174.5        171.4        150.3
  Placements with Correspondent Banks..................            -           -            -            -            -            -
  Other Loans..........................................         17.6         8.1          4.8          1.9         17.8          1.2
                                                         ----------- ----------- ------------ ------------              ------------
TOTAL PAST DUE LOANS...................................  Ps.   449.0 Ps. 1,011.0 Ps.  1,222.6 Ps.  1,045.9 Ps.    725.4 Ps.    719.0
 Past Due Loans
  With Preferred Guarantees............................        308.0       415.7        449.3        388.3        288.2        308.7
  With Other Guarantees................................         11.4       235.6        172.5         76.1         32.8         63.3
  Without Guarantees...................................        129.6       359.7        600.8        581.5        404.4        347.0
                                                         ----------- ----------- ------------ ------------              ------------
TOTAL PAST DUE LOANS...................................  Ps.   449.0 Ps. 1,011.0 Ps.  1,222.6 Ps.  1,045.9 Ps.    725.4 Ps.    719.0
ALLOWANCE FOR LOAN LOSSES..............................  Ps.   632.6 Ps. 1,177.3 Ps.  1,681.8 Ps.  1,050.3 Ps.    596.0 Ps.    576.9
RATIOS (%)
 As a % of Total Loans:
 - Total Past Due Loans ...............................         4.97       11.70         9.93         4.96         3.46         3.40
 - Past Due Loans with Preferred Guarantees............         3.40        4.81         3.65         1.84         1.38         1.46
 - Past Due Loans with Other Guarantees................         0.13        2.73         1.40         0.36         0.16         0.30
 - Past Due Unsecured Amounts..........................         1.44        4.16         4.88         2.76         1.92         1.64
 - Non-Accrual Loans(2)................................         7.74       15.04        13.08         6.74         4.04         3.95
 - Non-Accrual Loans(2) (Excluding Interbank Loans)            8.10       15.35        13.25         6.87         4.33         4.23
 Allowance for Loan Losses as a % of:
 - Total Loans.........................................         7.01       13.63        13.66         4.98         2.84         2.73
 - Total Loans Excluding Interbank Loans...............         7.33       13.91        13.84         5.08         3.04         2.92
 - Total Non-Accrual Loans(2)..........................        90.51       90.61       104.45        73.93        70.38        69.07
 Non-Accrual Loans with Guarantees as a Percentage
  of Non-Accrual Loans(2)..............................        64.54       59.44        55.50        54.69        47.52        53.84
 Non-Accrual Loans as a Percentage of Total Past Due
Loans..................................................       155.66      128.52       131.70       135.83       116.74       116.16
                                                         =========== =========== ============ ============ ============ ============

(1) Before the allowance for loan losses.

(2) Non-Accrual loans are defined as those loans in the categories of: (a) consumer portfolio: defective fulfillment, difficulty in recovery, uncollectible and uncollectible due to technical reasons; (b) commercial portfolio: with problems, high risk of insolvency, uncollectible and uncollectible due to technical reasons.

      As a result of the Argentine economic situation in 2002 and of the measures taken by the Argentine government that modified the terms and conditions of the Bank's private-sector loan portfolio, substantially all of the Bank's loan portfolio underwent a restructuring process beginning in 2002. Significant progress was made in this process during 2003 and 2004, but it had not been completed as of December 31, 2004, and continues as of the date of this annual report. See " -- Main Regulatory Changes in 2002, 2003 and 2004 -- Loans to the Private Sector and Asymmetric Indexation."

      Under Argentine Central Bank rules, banks are required to cease the accrual of interest or to establish provisions of 100.0% of the interest accrued on all loans pertaining to the non-accrual loan portfolio, that is, all loans to borrowers in the categories of:

   - in the consumer portfolio: defective fulfillment, difficulty in recovery, uncollectible and uncollectible due to technical reasons.

   - in the commercial portfolio: with problems, high risk of insolvency, uncollectible and uncollectible due to technical reasons.

                                                                              DECEMBER 31,
                                                                --------------------------------------
                                                                2004    2003    2002   2001   2000 (1)
                                                                ----    ----    ----   ----   --------
Interest Income that would have been recorded on non-accrual
loans on which the accrual of interest was discontinued         32.5    39.9    40.4   119.6    24.4

Recoveries of interest on loans classified as non-accrual
on which the accrual of interest had been discontinued(2)        1.6     2.0     2.0     6.0     1.3

----------------------------------------------------------------------------
(1) Six months ended December 31, 2000, annualized.

(2) Recorded under "Miscellaneous Income."

      In 2004 and 2003, the improvement in the overall Argentine economy, the progress made by the Bank in the restructuring of its commercial portfolio and the significant charge offs made generated an improvement in the quality of the Bank's loan portfolio. This improvement is evidenced by the changes in the private-sector loan portfolio quality: at the close of fiscal years 2004 and 2003, the Bank's non-accrual private-sector loan portfolio represented 16.02% and 31.19%, respectively, of its total portfolio of loans to the private sector, as compared to 35.47% at the end of 2002. It should be noted that as of December 31, 2003, the non-accrual portfolio as a percentage of total loans was 15.04%, compared to 13.08% at the close of fiscal year 2002. This increase was due to the reclassification of Bogar as government securities for 2003, while at the end of 2002 they were recorded under loans (see -- "Government and Corporate Securities"). If such reclassification is not considered, the Bank's non-accrual to total loans ratio as of December 31, 2003, was 10.73% substantially lower than the 13.08% ratio at the end of 2002.

      Despite the credit quality improvement experienced in 2004 and 2003, the level of the Bank's non-accrual loans remains high, reflecting the impact of the crisis on the Argentine private sector.

      The quality of the Bank's loan portfolio deteriorated significantly in 2001 as a result of the significant worsening throughout 2001 of Argentina's overall economic situation, which turned into an unprecedented political and economic crisis at the end of 2001, which disrupted Argentina's financial system and real economy. The quality of the Bank's loan portfolio had been deteriorating since 2000 as a result of the recession that Argentina was undergoing at the time which had begun in the second half of 1998. In 2002 the severe economic crisis had as a direct consequence an additional significant deterioration of the Bank's loan portfolio quality as compared to that of prior fiscal years.

      Coverage of the Bank's non-accrual portfolio with allowances reached 90.51% and 90.61% at the end of fiscal years 2004 and 2003, and allowances as a percentage of total loans amounted to 7.01% and 13.63%, respectively. This high coverage was due to the significant allowances set up in 2002, when the Bank made a substantial effort to increase its allowances for loan losses and the coverage of the non-accrual loan portfolio with allowances for loan losses as a result of the crisis.

      Coverage with allowances for loan losses of the non-accrual loan portfolio plus loans classified as category "2.b" pursuant to the Argentine Central Bank's classification (amounting to Ps. 125.6 million and 212.6 million as of December 31, 2004 and December 31, 2003) was 76.73% and 77.87% at the end of fiscal years 2004 and 2003, respectively.

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

      The following table presents an analysis of the allowance for loan losses at the dates indicated. Certain loans are charged off directly to the income statement and, therefore, are not reflected in the allowance.

                                                                                                          SIX MONTHS   FISCAL YEAR
                                                               FISCAL YEAR ENDED                            ENDED          ENDED
                                                 --------------------------------------------------------------------  ------------
                                                                             DECEMBER 31,                                JUNE 30,
                                                 --------------------------------------------------------------------  ------------
                                                     2004          2003          2002          2001          2000          2000
                                                 ------------- ------------- ------------- ------------- ------------- ------------
                                                 (in millions of pesos,        (in millions of February 28, 2003, constant pesos,
                                                     except ratios)                            except ratios)
TOTAL LOANS, AVERAGE(1)........................  Ps. 11,137.9  Ps. 11,556.7  Ps. 15,262.4  Ps. 20,002.3  Ps. 19,676.5  Ps. 18,252.7
ALLOWANCE FOR LOAN LOSSES AT BEGINNING OF
 PERIOD(4)                                            1,177.3       1,681.8       1,050.3         596.0         576.9         591.2
Changes in the Allowance for Loan Losses
 during the period(4)
 Provisions Charged to Income..................         179.3         217.1       1,599.5         922.0         253.8         530.6
 Prior Allowances Reversed.....................        (210.3)       (402.1)            -          (2.0)         (2.9)         (3.5)
 Charge-Offs(A)................................        (521.3)       (267.3)       (305.7)       (465.7)       (231.8)       (541.4)
 Inflation and Foreign Exchange
  Effect and Other Adjustments.................           7.6         (52.2)       (662.3)            -             -             -
                                                 ------------  ------------  ------------  ------------  ------------  ------------
ALLOWANCE FOR LOAN LOSSES AT END OF PERIOD.....  Ps.    632.6  Ps.  1,177.3  Ps.  1,681.8  Ps.  1,050.3  Ps.    596.0  Ps.    576.9
Charge to the Income Statement during the
 Period
 Provisions Charged to Income(4)...............         179.3         217.1       1,599.5         922.0         253.8         530.6
 Direct Charge-Offs, Net of Recoveries(B)......        (101.6)        (38.6)        (17.2)        (25.8)        (15.6)        (29.6)
 Recoveries of Provisions......................        (210.3)       (402.1)            -          (2.0)         (2.9)         (3.5)
                                                 ------------  ------------  ------------  ------------  ------------  ------------
NET CHARGE (BENEFIT) TO THE INCOME STATEMENT...  Ps.   (132.6) Ps.   (223.6) Ps.  1,582.3  Ps.    894.2  Ps.    235.3  Ps.    497.5
RATIOS (%)
 Charge-Offs (A+B) to Average Loans(2).........          3.77%         1.98%         1.89%         2.20%         2.20%         2.80%
 Net Charge to the Income Statement to Average
  Loans(3).....................................         (1.19)        (1.93)        10.37          4.47          2.39          2.73
                                                 ------------  ------------  ------------  ------------  ------------  ------------

(1) Before the allowance for loan losses.

(2) Charge-offs plus direct charge-offs minus bad debts recovered.

(3) Income statement charges consist of net provisions plus net direct charge-offs (direct charge-offs minus bad debts recovered)

(4) Includes quotation difference for Galicia Uruguay and Cayman Branch.

      The lower loan loss allowance reported at the end of fiscal year 2004 as compared to the prior fiscal year mainly reflects the credit quality improvement that accompanied the improved overall Argentine economic environment and the significant charge offs made during the year. It also reflects the progress made by the Bank in the restructuring of its loan portfolio. The lower loan loss allowance reported at the close of fiscal year 2003, as compared to the prior fiscal year, mainly reflects the reduced overall risk faced by the Bank's loan portfolio after completion of several debt restructurings. See " -- Argentine Central Bank's Loan Classification and Loan Loss Provisions -- Loan Loss Provision Requirements -- General Provisions" above.

      The increase in the allowance for loan losses as of December 31, 2002, when compared to December 31, 2001 and the increases in the year ended December 31, 2001, and the six-month period ended December 31, 2000, when compared to the prior fiscal years reflect the continuous worsening of the economic conditions in Argentina between late 1998 and 2002, which caused a general deterioration of credit quality, higher levels of nonperforming loans and higher charge-offs across the entire loan portfolio.

      The increase in the years ended December 31, 2002 and 2001 can also be attributed to the increase in the unallocated reserve as of each year end. For an explanation of the increase in the Bank's general unallocated allowance, see " -- Argentine Central Bank's Loan Classification and Loan Loss Provisions -- Loan Loss Provision Requirements -- General Provisions" above.

      In 2004 and 2003, the net effect on the income statement (provisions and direct charges related to the loan portfolio net of loan loss provisions reversed and loan recoveries) was a benefit of Ps. 132.6 million and Ps. 223.6 million, respectively, representing 1.19% and 1.93% of the average loan balance for the fiscal year, respectively. In 2004, this gain was the consequence of the Ps. 210.3 million reversal of loan loss provisions, and of loan recoveries for Ps. 110.1 million, which include Ps. 39.5 million from the sale of a portfolio of off-balance sheet loans. In 2003, this gain was mainly the consequence of the Ps. 402.1 million reversal of allowances. The net charge to the income statement as a percentage of average loans was 10.37% in fiscal year 2002, 4.47% during fiscal year 2001 and 2.39% during the six months ended December 31, 2000. This reflects the fact that the Bank assigned an increased portion of its income, both to non-accrual portfolio charge offs and to provide for a higher coverage of such portfolio with allowances, when the quality of such portfolio deteriorated.

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

                                                                        AS OF DECEMBER 31,
                                       --------------------------------------------------------------------------------------
                                                 2004                          2003                         2002
                                       -------------------------- ----------------------------- -----------------------------
                                                 % OF    LOAN                 % OF     LOAN                 % OF     LOAN
                                        AMOUNT   LOANS CATEGORY %    AMOUNT   LOANS  CATEGORY %   AMOUNT    LOANS  CATEGORY %
                                       --------- ----- ---------- ----------- ------ ---------- ----------- -----  ----------
                                                                                                (in millions of February 28,
                                                                                                     2003, constant pesos,
                                         (in millions of pesos, except percentages)                  except percentages)
Non-Financial Public Sector...........         -    -     50.01%            -     -     49.51%            -     -     62.03%
Local Financial Sector................         -    -      1.67             -     -      2.25             -     -      1.09
Non-Financial Private Sector and
Residents Abroad
  Advances............................ Ps.  22.7 0.25%     2.21   Ps.    78.8  0.91%     2.54   Ps.    40.1  0.33%     1.84
  Notes...............................     270.9 3.00     12.18         441.9  5.12     14.82         569.0  4.62     12.55
  Mortgage Loans......................      97.6 1.08      6.91         142.6  1.65      8.33         122.1  0.99      7.02
  Pledge Loans........................       3.5 0.04      1.03          22.7  0.27      0.63          24.3  0.20      1.56
  Personal Loans......................       4.0 0.04      0.64         157.6  1.82      0.64          48.4  0.39      0.97
  Credit-Card Loans...................      10.8 0.12     12.25          14.5  0.17      9.48          55.6  0.45      4.75
  Placements in Correspondent Banks            -    -      4.20             -     -      2.00             -     -      1.29
  Other ..............................      32.1 0.36      8.90           5.6  0.06      9.80             -     -      6.90
Unallocated (1).......................     191.0 2.12         -         313.6  3.63         -         822.3  6.68         -
                                       --------- ----    ------   ----------- -----    ------   ----------- -----    ------
TOTAL................................. Ps. 632.6 7.01%   100.00%  Ps. 1,177.3 13.63%   100.00%  Ps. 1,681.8 13.66%   100.00%
                                       --------- ----    ------   ----------- -----    ------   ----------- -----    ------

                                                          AS OF DECEMBER 31,                        AS OF JUNE 30,
                                       ------------------------------------------------------- --------------------------
                                                   2001                       2000                       2000
                                       ---------------------------- -------------------------- --------------------------
                                                   % OF    LOAN               % OF    LOAN               % OF    LOAN
                                         AMOUNT    LOANS CATEGORY %  AMOUNT   LOANS CATEGORY %   AMOUNT  LOANS CATEGORY %
                                       ----------- ----- ---------- --------- ----- ---------- --------- ----- ----------
                                            (in millions of February 28, 2003, constant pesos, except percentages)
Non-Financial Public Sector..... .....           -    -    41.15%           -    -    27.49%           -    -     26.11%
Local Financial Sector.......... .....           -    -     0.91            -    -     5.35            -    -      3.77
Non-Financial Private Sector and
Residents Abroad
  Advances............................ Ps.    46.1 0.22%    3.85    Ps.  35.9 0.17%    4.62    Ps.  40.1 0.19%     8.25
  Notes...............................       219.2 1.04    18.46         76.7 0.37    23.61         82.9 0.39     25.60
  Mortgage Loans......................       154.5 0.73    15.65        100.3 0.48    16.72         89.9 0.43     14.16

                                                          AS OF DECEMBER 31,                        AS OF JUNE 30,
                                       ------------------------------------------------------- --------------------------
                                                   2001                       2000                       2000
                                       ---------------------------- -------------------------- --------------------------
                                                   % OF    LOAN               % OF    LOAN               % OF    LOAN
                                         AMOUNT    LOANS CATEGORY %  AMOUNT   LOANS CATEGORY %   AMOUNT  LOANS CATEGORY %
                                       ----------- ----- ---------- --------- ----- ---------- --------- ----- ----------
                                            (in millions of February 28, 2003, constant pesos, except percentages)
  Pledge Loans........................        33.5 0.16     4.00         37.2 0.18     4.18         39.0 0.19      4.06
  Personal Loans......................        64.8 0.31     2.77         58.0 0.28     3.87         51.6 0.24      3.45
  Credit-Card Loans...................        83.7 0.40     8.90         84.8 0.40     7.95         86.8 0.41      6.84
  Placements in Correspondent Banks...           -    -     1.79            -    -     3.68            -    -      5.82
  Other ..............................         3.7 0.02     2.52         10.7 0.05     2.53         11.2 0.05      1.94
Unallocated (1).......................       444.8 2.10        -        192.4 0.91        -        175.4 0.83         -
                                       ----------- ----   ------    --------- ----   ------    --------- ----    ------
TOTAL................................. Ps. 1,050.3 4.98%  100.00%   Ps. 596.0 2.84%  100.00%   Ps. 576.9 2.73%   100.00%
                                       =========== ====   ======    ========= ====   ======    ========= ====    ======

(1) The unallocated reserve consists of the allowances established on the portfolio classified in the "normal" and "normal performance" categories and includes additional reserves in excess of Argentine Central Bank minimum requirements.

CHARGE-OFFS

      The following table sets forth the allocation of the main charge-offs made by Banco Galicia during the years ended December 31, 2004, 2003 and 2002.

                                                                         FISCAL YEAR ENDED
                                                             ------------------------------------------
                                                                           DECEMBER 31,
                                                             ------------------------------------------
                                                               2004         2003            2002
                                                             ---------    ---------  ------------------
                                                                                      (in millions of
                                                                                     February 28, 2003,
                                                             (in millions of pesos)    constant pesos)
CHARGE-OFFS BY TYPE
Advances.................................................    Ps.  20.0    Ps.  31.3    Ps.  48.6
Notes
   Promissory Notes .....................................        331.3         65.0         14.9
   Discounted and Purchased Bills........................            -            -            -
   Documentary Credits...................................
Mortgage Loans...........................................         60.5         34.4         18.5
Pledge Loans.............................................         20.4         18.8         19.1
Personal Loans...........................................         12.5         36.9         33.7
Credit-Card Loans
   Banco Galicia.........................................          5.5         27.9         22.1
   Regional Credit-Card Companies........................          9.3         52.9         89.3
Other Loans .............................................         61.8          0.1          5.7
Adjustment and Restatement...............................            -            -         31.5
                                                             ---------    ---------    ---------
TOTAL....................................................    Ps. 521.3    Ps. 267.3    Ps. 283.4 (*)
                                                             =========    =========    =========

(*) Does not include Ps. 22.3 million corresponding to Banco Galicia Uruguay
S.A.

      During fiscal year 2004, the overall level of charge offs increased from the level reported for the prior fiscal year, to Ps. 521.3 million, as a result of the decision to charge off all loans to customers with loans under a restructuring process in which negotiations had reached a stagnating point or no agreement was deemed possible.

      During fiscal year 2003, the overall level of charge offs decreased from the level reported for the prior fiscal year, mainly as a result of the significant decrease in charge-offs related to loans granted by the regional credit-card companies, which mainly comprise loans to the client segment that was first affected by the crisis, and therefore this portfolio had experienced significant charge offs in the prior years. This was partially offset by higher charge offs on mortgage loans and promissory notes, reflecting the impact of the 2001-2002 crisis on the credit quality of businesses, including large corporations.

      The overall level of charge offs for the year ended December 31, 2002, reflects the negative effects on the Bank's loan portfolio quality of the outbreak of the crisis in late 2001 and of the crisis environment prevailing during 2002. It also reflects the effects of the Argentine government measures aimed at restructuring private-sector loan portfolios.

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

      As of December 31, 2004, we had the following foreign outstandings representing 0.75% or more of our total assets:

- a Ps. 394.4 million claim against a United Kingdom financial institution (1.67% of our total assets), corresponding to the right to receive Boden 2012 in connection with agreements to repurchase such bonds entered into with such bank; and

- Ps. 196.4 million of placements with United States financial institutions (0.83% of our total assets), of which Ps. 157.4 million represented an overnight placement and the remaining amount several short-term placements.

      There were no other foreign outstandings representing 0.75% or more of our total assets as of December 31, 2004.

      At the end of fiscal year 2003, we did not have any foreign outstandings that represented 0.75% or more of our total assets. At the end of fiscal year 2002, we had foreign outstandings amounting to Ps. 206.3 million with United States banks and other financial institutions, representing 0.86% of our total assets. There were no other foreign outstandings representing 0.75% or more of our total assets.

COMPOSITION OF DEPOSITS

      The following table sets out the composition of Grupo Galicia's deposits as of December 31, 2004, 2003, and 2002. Grupo Galicia's deposits mainly represent Banco Galicia's deposits.

                                                                                 GRUPO GALICIA
                                                            -----------------------------------------------------
                                                                              AS OF DECEMBER 31,
                                                            -----------------------------------------------------
                                                               2004                  2003                2002
                                                            ------------      ------------------      -----------
                                                                               (in millions of
                                                            (in millions      February 28, 2003,
                                                              of pesos)        constant pesos)
Current Accounts and Other Demand Deposits................  Ps. 1,210.3           Ps.   917.5         Ps.   615.2
Savings Accounts (1)......................................      1,639.5               1,080.2               679.0
Time Deposits.............................................      3,527.6               2,838.4             2,423.1
Restructured Deposits (2) ................................        107.3                 381.9               948.4
Other Deposits............................................        191.0                 168.7               166.3
Plus:  Interest Payable and Differences in Quotations(3)..         81.2                 197.3               377.3
                                                            -----------           -----------         -----------
TOTAL DEPOSITS............................................  Ps. 6,756.9           Ps. 5,584.0         Ps. 5,209.3
                                                            -----------           -----------         -----------

(1) Includes remunerated current accounts.

(2) CEDROS, plus restructured deposits under judicial proceedings plus, in 2003 and 2002, restructured deposits exchanged for government bonds in the Canje II, which had not been delivered to customers as of December 31, 2003 and 2002.

(3) Includes the CER adjustment.

      In 2004, the Group's consolidated deposits increased 21.0%, mainly as a result of a Ps. 852.1 million increase in deposits in current and savings accounts and a Ps. 689.2 million increase in time deposits. Both increases were due to private sector deposits raised by the Bank's Argentine operation. The increase in time deposits was due to the return of the Bank to the local institutional market after it received a rating of "BBB-" by Standard&Poors in its local ratings scale, following the completion of the restructuring of the Bank's foreign debt. This increase is net of the repayment of Galicia Uruguay restructured deposits (both due to the payment by Galicia Uruguay of the installment scheduled in the restructuring agreement reached in December 2002 and to the participation of depositors in the exchange offered by Galicia Uruguay at the beginning of 2004). As of December 31, 2004, time deposits include Ps. 511.3 million of CER adjusted time deposits. The repayment by the Bank in Argentina of restructured deposits caused the amount of these deposits to decrease during 2004.

      In 2003, the Group's consolidated deposits increased 7.2% as a result of the increase of private sector deposits in current accounts, savings accounts and time deposits (excluding restructured deposits) raised by the Bank in Argentina. This increase was to a large extent due to the Argentine government measures aimed at "freeing" restructured deposits and exchanging them for government bonds. See " -- Main Regulatory Changes in 2002, 2003 and 2004 -- Deposits." The consequent increase in consolidated time deposits, substantially all occurring in short-term peso-denominated time deposits, was partially offset by the payment by Galicia Uruguay of the first installment of the restructuring schedule agreed with the depositors in December 31, 2002. In addition, the following factors contributed to offset the increase in total deposits: (i) the decrease of the exchange rate during 2003; and (ii) the fact that restructured deposits continued to decrease as a result of their amortization in accordance with the schedule established by the Argentine government, the payments made by the Bank as a consequence of amparo claims, and to the above mentioned measures to eliminate the restructured deposits.

      Restructured deposits in Argentina as of December 31, 2004 amounted to Ps.
107.3 million, showing a 71.9% decrease from the Ps. 381.9 million as of December 31, 2003, which were 59.7% lower than Ps. 948.4 million as of December 31, 2002. Consequently, these deposits represented only 1.6% of total deposits as of the close of fiscal year 2004.

      For more information, see Item 5. "Operating and Financial Review and Prospects -- Item 5A. Operating Results -- Funding."

      The following table provides a breakdown of the Group's consolidated deposits as of December 31, 2004, by contractual maturity date and currency of denomination. The contractual maturity of CEDROs was set by the Argentine government's regulations in 2002, when deposits were restructured.

                                                         PESO-DENOMINATED          DOLLAR-DENOMINATED               TOTAL
                                                       --------------------     ------------------------     ---------------------
                                                                      % OF                        % OF                       % OF
                                                         AMOUNT      TOTAL         AMOUNT         TOTAL         AMOUNT       TOTAL
                                                       -----------  -------     -----------       ------     -----------     -----
                                                                                 (in millions of pesos)
Current Accounts and Demand Deposits................       1,210.3    23.0                -           -          1,210.3      18.1
Savings Accounts....................................       1,280.3    24.3            359.2        25.6          1,639.5      24.6
Time Deposits.......................................       2,585.0    49.1            942.6        67.0          3,527.6      52.8
     Maturing within 30 Days........................         372.6     7.1             73.2         5.2            445.8       6.7
     Maturing after 31 Days but within 59 Days......         710.2    13.5             86.9         6.2            797.1      11.9
     Maturing after 60 Days but within 89 Days......   Ps.   445.2     8.5%     Ps.    42.3         3.0%     Ps.   487.5       7.3%
     Maturing after 90 Days but within 179 Days.....         386.7     7.3             41.9         3.0            428.6       6.4
     Maturing after 180 Days but within 365 Days....         658.2    12.5             16.0         1.1            674.2      10.1
     Maturing after 365 Days........................          12.1     0.2            682.3        48.5            694.4      10.4
Restructured Deposits (includes CEDROs).............         107.3     2.0                -           -            107.3       1.6
Other Deposits......................................          86.6     1.6            104.4         7.4            191.0       2.9
     Maturing within 30 Days........................          86.1     1.6            103.5         7.3            189.6       2.9
     Maturing after 31 Days but within 59 Days......             -       -                -           -                -         -
     Maturing after 60 Days but within 89 Days......             -       -                -           -                -         -
     Maturing after 90 Days but within 179 Days.....             -       -                -           -                -         -
     Maturing after 180 Days but within 365 Days....             -       -                -           -                -         -
     Maturing after 365 Days........................           0.5       -              0.9         0.1              1.4         -
                                                       -----------   -----      -----------       -----      -----------     -----
TOTAL DEPOSITS (1)..................................   Ps. 5,269.5   100.0%     Ps. 1,406.2       100.0%     Ps. 6,675.7     100.0%
                                                       ===========   =====      ===========       =====      ===========     =====

      The preceding table shows that the categories with the highest concentration of maturities per original term are those within the following segments: (i) "after 31 days but within 59 days -- pesos and dollars", amounting to 11.9% of the total, which corresponds to peso-denominated time deposits; (ii) "after 180 days but within 365 days -- pesos", amounting to 10.1% of the total, which mainly corresponds to time deposits adjusted by CER; and (iii) "after 365 days -- dollars", amounting to 10.4% of the total, which corresponds to the Galicia Uruguay's time deposits resulting from the restructuring of its deposits.

      Dollar-denominated deposits, for Ps. 1,406.0 million, represent 21.0% of total deposits, of which 57.8% (Ps. 812.3 million) corresponded to Galicia Uruguay (consolidated).

      Through Communique "A" 4032 effective as of November 1, 2003, the Argentine Central Bank reestablished at 30 days the minimum term for time deposits, while the minimum term for CER-adjusted time deposits was 90 days. After the close of the fiscal year, Communique "A" 4331, dated April 4, 2005, extended such minimum term to 365 days. The average maturity of our time deposits in Argentina both peso- and dollar-denominated (excluding restructured deposits) was approximately 60 days as of December 31, 2004. The average maturity of our CER adjusted time deposits as of December 31, 2004, was approximately 210 days.

      The schedule established by the Argentine government for the reimbursement of CEDROs originally denominated in pesos began in March 2002 and expired in November 2004. The schedule established for the reimbursement of CEDROs originally denominated in U.S. dollars began in January 2003 and expires in August 2005.

      The following table provides information about the maturity of the Group's outstanding time deposits exceeding Ps. 100,000, according to whether they were made at domestic or foreign branches as of December 31, 2004.

                                                                 DOMESTIC OFFICES       FOREIGN OFFICES
                                                                 ----------------       ---------------
                                                                        (in millions of pesos)
Time Deposits
    Within 30 Days..........................................        Ps.   211.6                    -
    After 31 Days but within 59 Days........................              532.9                    -
    After 60 Days but within 89 Days........................              201.5                    -
    After 90 Days but within 179 Days.......................              238.1                    -
    After 180 Days but within 365 Days......................              558.9                    -
    After 365 Days..........................................                8.9                595.5
                                                                    -----------            ---------
TOTAL TIME DEPOSITS.........................................        Ps. 1,751.9            Ps. 595.5
RESTRUCTURED DEPOSITS (INCLUDES CEDROs).....................           PS. 29.6                    -
Other Deposits
    After 365 Days..........................................                  -            Ps.   0.8
                                                                    -----------            ---------
TOTAL OTHER DEPOSITS........................................                  -            Ps.   0.8
                                                                    -----------            ---------
TOTAL DEPOSITS (1) .........................................        Ps. 1,781.5            Ps. 596.3
                                                                    ===========            =========

(1) Only principal. Excludes the CER adjustment.

RETURN ON EQUITY AND ASSETS

      The following table presents certain selected financial information and ratios for Grupo Galicia for the periods indicated.

                                                                                  GRUPO GALICIA
                                                                 -----------------------------------------------
                                                                               FISCAL YEAR ENDED
                                                                 -----------------------------------------------
                                                                                  DECEMBER 31,
                                                                 -----------------------------------------------
                                                                    2004           2003             2002
                                                                 ------------   ----------   -------------------
                                                                                             (in millions of
                                                                                             February 28, 2003,
                                                                  (in millions of pesos,       constant pesos,
                                                                    except percentages)      except percentages)

Net Income.................................................      Ps. (109.9)    Ps. (222.2)    Ps. (1,509.3)
Average Total Assets.......................................        22,725.9       22,530.3         29,500.9
Average Shareholders' Equity...............................         1,500.9        1,529.4          2,431.9
Shareholders' Equity at End of the Period..................         1,519.5        1,419.4          1,600.8
Nat Income as a Percentage of:
   Average Total Assets (1)................................           (0.42)%        (0.95)%          (6.04)%
   Average Shareholders' Equity (2)........................           (7.32)        (14.53)          (62.06)
Declared Cash Dividends ...................................               -              -                -
Dividend Payout Ratio......................................               -              -                -
Average Shareholders' Equity as a Percentage of Average
  Total Assets ............................................            6.60%          6.79             8.24%
Shareholders' Equity at the End of the Period as a
  Percentage of Average Total Assets.......................            6.69           6.30             5.43
                                                                 ==========     ==========     ============

(1) Before the absorption allowed by Argentine Central Bank Communique "A" 3800, for fiscal year 2002 this ratio was (10.68) %.

(2) Before the absorption allowed by Argentine Central Bank Communique "A" 3800, for fiscal year 2002 this ratio was (118.40) %.

SHORT-TERM BORROWINGS

      Grupo Galicia's short-term borrowings represent mainly Banco Galicia's short-term borrowings.

      Short-term borrowings include all of the Bank's borrowings (including repos and debt securities or negotiable obligations) with a contractual maturity of less than one year, owed to the Argentine Central Bank, foreign and domestic financial institutions and negotiable obligations holders.

                                                                               AS OF DECEMBER 31,
                                                              ----------------------------------------------------
                                                                      2004                 2003           2002
                                                              ----------------------  -------------    -----------
                                                                                      (in millions of February 28,
                                                              (in millions of pesos)      2003, constant pesos)
SHORT-TERM BORROWINGS
Argentine Central Bank...................................        Ps.   1.0              Ps.     0.8    Ps. 4,831.2
Other Banks and International Entities (1)
    Lines of Credit from Domestic Banks..................            115.2                     25.1           48.0
    Lines of Credit from Foreign Banks...................                -                  1,231.8        1,548.8
Debt Securities (1) .....................................             13.4                      9.5          129.2
                                                                 ---------              -----------    -----------
TOTAL....................................................        Ps. 129.6              Ps. 1,267.2    Ps. 6,557.2
                                                                 =========              ===========    ===========

(1) For 2003 and 2002, includes short term borrowings under restructuring.

      Banco Galicia's short-term borrowings totaled Ps. 129.6 million as of December 31, 2004, compared to Ps. 1,267.2 million as of December 31, 2003 and Ps. 6,557.2 million as of December 31, 2002. The amount for 2004 does not include the repurchase agreements entered into in 2004 with Boden 2012 with a contractual maturity of one year but with the option for the creditor to renew for one year more.

      The decrease in short-term borrowings in 2004 was the result of the restructuring, in May 2004, of the foreign debt of the Bank's Head Office in Argentina and that of its Cayman Branch into long-term debt. Foreign debt under restructuring as of December 31, 2003 and 2002, with a contractual maturity of less than one year, was included under short-term borrowings.

      The decrease in short term borrowings in 2003 is mainly due to the fact that, as of December 31, 2003, the financial assistance owed to the Argentine Central Bank was recorded as a long term liability, while as of December 31, 2002, it was recorded as a 30-day revolving facility. On November 27, 2003, through its Resolution No. 1, the Financial System's Restructuring Unit authorized the Argentine Central Bank to restructure such financial assistance in accordance with: (i) the provisions of Decree No. 739/03 and Decree
No. 1262/03 and (ii) the repayment schedule presented by the Bank to the Argentine Central Bank. On February 3, 2004, the Argentine Central Bank approved such schedule, which contemplates repayment in 92 monthly installments beginning in March 2004, inclusively. As of December 31, 2002, Ps. 4,831.2 million corresponding to such assistance were included as short term borrowings. See
Item 5. "Operating and Financial Review and Prospects -- Item 5A. Operating Results -- Funding."

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

      The following table shows for the significant short-term borrowings of Grupo Galicia for the fiscal years ended December 31, 2004, 2003 and 2002:

   -  the weighted-average interest rate at year end,

   -  the maximum balance recorded at the monthly closing dates of the periods,

   -  the average balances for each period, and

   -  the weighted-average interest rate for the periods.

                                                                       GRUPO GALICIA, AS OF DECEMBER 31,
                                                             -----------------------------------------------------
                                                                      2004                2003           2002
                                                             ----------------------   ---------      -------------
                                                                                      (in millions of February 28,
                                                             (in millions of pesos)      2003, constant pesos)
ARGENTINE CENTRAL BANK
    Weighted-average interest rate at end of period.........          7.00%              9.00%          4.38%
    Maximum balance recorded at the monthly closing dates...           1.0                0.8        4,831.2
    Average balances for each period........................           0.9                0.3        4,297.8
    Weighted-average interest rate for the period...........          7.00%              9.00%         29.09%
LINES OF CREDIT FROM DOMESTIC BANKS
    Weighted-average interest rate at end of period.........          5.19%              6.82%          6.48%
    Maximum balance recorded at the monthly closing dates...         185.6               43.4          144.3
    Average balances for each period........................         104.2               35.4           73.1
    Weighted-average interest rate for the period ..........          4.99%              6.88%          9.86%
LINES OF CREDIT FROM FOREIGN BANKS
    Weighted average interest rate at end of period ........             -               7.10%          6.20%
    Maximum balance recorded at the monthly closing dates...       1,231.6            1,344.4        1,877.6
    Average balances for each period .......................         456.1            1,239.0        1,443.2
    Weighted average interest rate for the period ..........          7.10%              7.10%          6.12%
REPOS WITH DOMESTIC BANKS
    Weighted-average interest rate at end of period ........             -                  -              -
    Maximum balance recorded at the monthly closing dates...         150.1                  -        1,056.8
    Average balances for each period .......................          37.9                  -          330.9
    Weighted-average interest rate for the period ..........          2.77%                 -          33.42%
REPOS WITH FOREIGN BANKS
    Weighted-average interest rate at end of period ........             -                  -              -

    Maximum balance recorded at the monthly closing dates...             -                  -              -
    Average balances for each period .......................             -                  -              -
    Weighted-average interest rate for the period ..........             -                  -              -
NEGOTIABLE OBLIGATIONS
    Weighted-average interest rate at end of period ........          8.00%             16.05%         16.18%
    Maximum balance recorded at the monthly closing dates...          13.4              128.0          238.7
    Average balances for each period .......................          11.5               50.9          182.7
    Weighted-average interest rate for the period...........          8.00%             16.05%         16.19%
                                                                      ----              -----          -----

REGULATORY CAPITAL

      The capital adequacy of Grupo Galicia is not under the supervision of the Argentine Central Bank. Grupo Galicia has a minimum capital requirement established by the Corporations' Law (Ley de Sociedades Comerciales) of Ps.
0.012 million.

      Due to the significant changes suffered during 2002 by the financial system's operations, which significantly affected the variables to determine the minimum capital requirements, through its Communiques "A" 3599 and "A" 3604 dated May 3 and 9, 2002, respectively, the Argentine Central Bank suspended the submission of capital adequacy information by financial institutions. On June 2, 2003 and July 25, 2003, through its Communiques "A" 3959 and "A" 3986, respectively, the Argentine Central Bank laid down new capital adequacy rules and established that compliance with such rules by financial institutions would be required beginning on January 1, 2004. The Bank was in compliance with the Argentine Central Bank's new capital adequacy requirements during 2004, both before and after the increase in its regulatory capital resulting from the restructuring of the foreign debt of its head office in Argentina and of its Cayman Branch. For more information on this restructuring see "History -- Restructuring of Our Subsidiaries' Debt -- Banco Galicia -- Restructuring of the Foreign Debt of the Bank's Head Office in Argentina and its Cayman Branch."

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

      The main changes introduced by the new rule, as compared to the former one were:

- Setting an 8.0% minimum capital requirement on risk-weighted assets consistent with the international standard set forth by the Basle Committee, which is lower than the former requirement but is applied to the public-sector exposure as well as to private-sector assets, while the former requirement was applicable to private-sector assets only.

- Establishing a risk-weighting for public-sector assets was established of 100%, the same applicable to loans to the private sector.

- Discontinuing the requirement of increasing capital as a function of loans' interest rates;

- Introducing capital requirements to cover market and interest-rate risks that incorporated the US dollar as well as the CER adjustment, which the prior rule did not consider;

- Discontinuing the increase or decrease of the capital requirement depending on the rating granted to each institution by the Financial Superintendency was discontinued;

      Communique "A" 3986 established that, beginning in January 2004, two coefficients known as "Alfa 1" and "Alfa 2" should be applied in order to temporarily reduce the minimum capital requirement to cover credit risk and the minimum capital requirement to cover interest-rate risk, respectively. "Alfa 1" is applied to government securities held in investment accounts, loans granted to the non-financial public sector until May 31, 2003, government securities in connection with the asymmetric pesification (sections 28 and 29 of Decree No. 905/02), and debt instruments issued by the FFDP (Decree No. 1579/02). For year 2004, "Alfa 1" was established at 0.05 and "Alfa 2" was established at 0.20. "Alfa 1" will increase progressively on an annual basis until reaching 1.00 on

January 1, 2009, and "Alfa 2" will increase in the same manner as explained before until reaching 1.00 on January 1, 2007, as shown in the table below.

JANUARY 1ST/ DECEMBER 31ST               ALFA 1              ALFA 2
--------------------------               ------              ------
           2004                           0.05                0.20
           2005                           0.15                0.40
           2006                           0.30                0.70
           2007                           0.50                1.00
           2008                           0.75                   -
           2009                           1.00                   -
           ----                           ----                ----

      For more information on Argentine Central Bank's minimum capital requirement rules, see " -- Regulatory Capital."

      The table below shows Banco Galicia's capital requirement and computable capital for the dates indicated. The information is consolidated with significant subsidiaries, with the regional credit-card companies.

                                                                                        AS OF DECEMBER 31,
                                                                -------------------------------------------------------------------
                                                                     2004              2003(*)                  2002(*)
                                                                ---------------     -----------  ----------------------------------
                                                                (in millions of pesos, except    (in millions of February 28, 2003,
                                                                        percentages)             constant pesos, except percentages)
SHAREHOLDERS' EQUITY.........................................       Ps. 1,198.2     Ps. 1,306.8           Ps. 1,511.3
ARGENTINE CENTRAL BANK MINIMUM CAPITAL REQUIREMENTS
  Allocated to Financial Assets .............................             329.9               -                     -
  Allocated to Fixed Assets, intangible and unquoted equity
investments .................................................             142.0               -                     -
  Allocated to Market Risk...................................              62.6               -                     -
  Allocated to Interest-Rate Risk............................              20.2               -                     -
  Lending to the Non-Financial Public Sector.................              58.6               -                     -
  Government Securities in Investment Accounts...............                 -               -                     -
                                                                    -----------     -----------           -----------
MINIMUM CAPITAL REQUIRED BY THE ARGENTINE CENTRAL  BANK (A)..       Ps.   613.3               -                     -
CAPITAL CALCULATED UNDER ARGENTINE BANKING GAAP
 Core Capital................................................           1,339.9               -                     -
 Supplemental Capital........................................             580.8               -                     -
 Deductions
  Investments in Financial Entities..........................              (1.5)              -                     -
  Organization Expenses......................................             (71.6)              -                     -
  Goodwill Recorded from June 30, 1997.......................            (111.7)              -                     -
  Real Estate Properties for Banco Galicia's Own Use and
     Miscellaneous, for which no title deed has been made ...              (4.0)              -                     -
  Other......................................................              (5.9)              -                     -
                                                                    -----------     -----------           -----------
 Total.......................................................            (194.7)              -                     -
 Additional Capital - Market Variation.......................              20.5
                                                                    -----------     -----------           -----------
CAPITAL CALCULATED UNDER ARGENTINE BANKING GAAP..............       Ps. 1,746.5               -                     -
EXCESS CAPITAL
  Excess over required Capital (B)-(A).......................       Ps. 1,133.2               -                     -
  Excess over Required Capital as a % of Required Capital ...            184.77%              -                     -
Total Capital Ratio..........................................             25.11               -                     -
                                                                    -----------     -----------           -----------

(*) Through its Communiques "A" 3599 and "A" 3604 dated May 3 and 9, 2002, respectively, the Argentine Central Bank suspended the submission of this information.

      As of December 31, 2004 the Bank's computable capital amounted to Ps. 1,746.5 million, which exceeded by Ps. 1,133.2 million the minimum capital requirement in accordance with Argentine Central Bank's regulations effective as of that date. The core capital mainly corresponds to the Bank's shareholders' equity at the beginning of the fiscal year and the supplemental capital includes the fiscal year's losses and the subordinated negotiable obligations issued as a result of the restructuring of the Bank's foreign debt and that of its Cayman Branch. Pursuant to the Argentine Central Bank regulations on this respect, subordinated debt computable as supplemental capital is limited to 50% of core capital and supplemental capital cannot exceed the latter.

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

      In the case of Banco Galicia, the Argentine Central Bank is the regulatory entity. For a description of the main regulatory changes introduced by the Argentine government affecting financial institutions' activities and Argentine banking regulations, see " -- Main Regulatory Changes in 2002, 2003 and 2004" and " -- Argentine Banking System and Regulation -- Argentine Banking Regulation" below.

      With respect to the insurance business, Sudamericana Holding S.A.'s insurance subsidiaries are regulated by the National Insurance Superintendency and Laws No. 17,418, No. 20,091 and No. 22,400. The insurance companies held by Sudamericana Holding S.A. are Galicia Vida Compania de Seguros S.A., Galicia Retiro Compania de Seguros S.A., Galicia Patrimoniales S.A. and Instituto de Salta Compania de Seguros de Vida S.A. Sudamericana Holding S.A. also holds Medigap Salud S.A. and Sudamericana Asesores de Seguros S.A., both of which are regulated by the Corporations' Law. Sudamericana Asesores de Seguros S.A. is also regulated by the National Insurance Superintendency through Law No. 22,400.

      Net Investment S.A., our Internet incubator, and its controlled companies are regulated by the Corporations' Law and do not have a specific regulating agency.

      Galicia Warrants is regulated by National Law No. 9,643.

MINIMUM CAPITAL REQUIREMENTS OF INSURANCE COMPANIES

      We and the companies we control are regulated by the Corporations Law. In section No. 186, the Corporations Law establishes that the capital of a corporation (a "sociedad anonima") cannot be less than Ps. 12,000 (twelve thousand pesos). In addition to this law, the Bank must also comply with the regulations set forth by the Argentine Central Bank.

      The insurance companies controlled by Sudamericana Holding S.A. must meet the minimum capital requirements set by General Resolution No. 25,804 of the National Insurance Superintendency. The abovementioned resolution requires insurance companies to maintain a minimum capital level equivalent to the highest of the amounts calculated as follows:

a) By line of insurance: This method establishes a fixed amount by line of insurance. For life insurance companies, it is Ps. 750,000, rising to Ps. 3 million for companies that offer pension-linked life insurance. For annuity providers that do not offer life annuities or annuities covering disability and other work-related risks, the requirement is Ps. 2 million. For property insurance companies, the requirement is Ps. 5 million, excluding the auto insurance line of business.

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

      The minimum required capital must then be compared to computable capital, defined as shareholder's equity less noncomputable assets. Noncomputable assets consist mainly of deferred charges, pending capital contributions, and excess investments in authorized instruments. As of September 30, 2004, the computable capital of the companies held by Sudamericana Holding S.A. exceeded the minimum requirement of Ps. 11.9 million by Ps. 23.9 million.

MAIN REGULATORY CHANGES IN 2002, 2003 AND 2004

GENERAL

      In order to deal with the 2001 and 2002 crisis, on January 7, 2002, Congress enacted the Public Emergency Law (No. 25,561). The main measures taken by the Argentine government through the enactment of such Law and a series of decrees, included the following:

      - ratifying the suspension of payments of Argentina's sovereign debt except for debt with the multilateral credit agencies;

      - repealing the articles of the Convertibility Law that had established in 1991 the fixed one-to-one peso-dollar parity, devaluing the peso and subsequently allowing the peso to float, which resulted in an increase in such parity of approximately 240.0% during 2002;

      - tightening foreign-exchange controls and restrictions to transfers abroad, which began to be loosened at the end of 2002;

      - ratifying and tightening the restrictions to cash withdrawals from bank deposits established in December 2001 (the "corralito"), which restrictions were lifted in December 2002;

      - establishing a compulsory "asymmetric" conversion of certain dollar-denominated assets and liabilities into peso-denominated assets and liabilities at different exchange rates (the asymmetric pesification), as follows:

         - private sector debt (individual and corporate dollar-denominated debt) with financial institutions, and other creditors, was converted into peso-denominated debt at a one-to-one exchange rate;

         - dollar-denominated public sector debt instruments in financial institutions' portfolios, both national and provincial, were converted into peso-denominated instruments at an exchange rate of Ps. 1.4 per US$ 1.0; and

         - dollar-denominated bank deposits were converted into peso-denominated bank deposits at an exchange rate of Ps. 1.4 per US$ 1.0, while public-sector, bank and corporate debt governed by foreign law remained dollar-denominated;.

      - modifying the yields of assets and the cost of liabilities pesified at the Ps. 1.4 per US$ 1.0 exchange rate, establishing fixed maximum and minimum interest rates, respectively, and establishing the adjustment of the principal of those assets and liabilities by the variation of indexes based on the variation of prices or salaries;

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

      -  amending the charter of the Argentine Central Bank; and

      - allocating Argentine government bonds to financial institutions in compensation for the losses that would otherwise arise from the asymmetric pesification. As of the date of this annual report, the Argentine government and the Argentine Central Bank have provided a series of rules to determine the amount of compensation in connection with the asymmetric pesification to which each financial institution is entitled. However, certain situations remain that have not been contemplated by such rules, such as the provision of compensation for the difference between the amounts paid by banks to reimburse restructured deposits, as a result of judicial actions from depositors (amparo claims), and the amounts established by the regulations.

      In 2004, as in the previous year, the period of effectiveness of the Public Emergency Law was extended again, until December 2005.

      Some of these measures are described in more detail below and under " -- Argentine Banking System and Regulation -- Argentine Banking Regulation."

FOREIGN EXCHANGE MARKET

      In late 2001 and early 2002 restrictions were imposed on access to the Argentine foreign exchange market and on capital movements, which were tightened by mid 2002. The Public Emergency Law granted the Executive Branch the power to set the exchange rate between the peso and foreign currencies and to regulate the local foreign exchange market.

      In order to prevent the appreciation of the peso that took place principally in the fourth quarter of 2002, mainly through its Communiques "A" 3826, "A" 3843, "A" 3845, and "A" 3866, the Argentine Central Bank began to ease some of these restrictions. In May 2003, mainly through Communique "A" 3944, effective May 6, 2003, and during 2004, mainly through Communiques "A" 4086 and "A" 4087, the Argentine Central Bank further enhanced access to the local foreign exchange market.

      On June 30, 2003, Decree No. 285/03, regulated by Argentine Central Bank Communique "A" 3972, established effective July 1, 2003, a system for the registration of funds entering into Argentina and a 180-day restriction on the remittance of such registered funds abroad. This restriction does not apply to foreign trade transactions or to foreign direct investment.

      In addition, the main restrictions prevailing in the local foreign exchange market that would affect us or the holders of our securities are as follows:

      - Access to the local foreign exchange market is allowed in order to repay interest and principal on foreign debt of a financial nature, by the financial and non-financial private sectors but such debt can only be repaid after 180 days have elapsed from the moment the transaction was liquidated in the local foreign exchange market.

      - Anticipated payment of principal on such debt by the financial and non-financial private sectors is allowed if made within a certain period from maturity and after 180 days from the moment the transaction was liquidated in the local foreign exchange market.

      - Transfers of funds abroad by financial institutions with outstanding indebtedness for financial assistance with the Argentine Central Bank, such as the Bank, is subject to the prior authorization of the Argentine Central Bank. Such prior authorization does not apply to payments in connection with the foreign debt of the Bank's Head Office and Cayman Branch, given that such restructuring was approved by the Argentine Central Bank.

      - Access to the foreign exchange local market for the transfer of profits and dividends is allowed when corresponding to audited and closed balance sheets.

      - Access to the local foreign exchange market by non-residents (both individuals and legal entities) to transfer funds abroad is allowed:

      - with no limit in the case of proceedings from the principal amortization of Argentine government securities, recoveries from local bankruptcies and certain other specific cases.

      - with a US$ 2.0 million monthly limit in the case of the aggregate proceedings from the sale of: (i) direct investments in the private non-financial sector in Argentina or the final disposition of such investments; and (ii) the sale of portfolio investments made with foreign exchange having entered the local foreign exchange market no less than 180 days before. However, access to the local foreign exchange market for the reason mentioned in (i) for a monthly amount exceeding US$ 500,000 or for the reasons mentioned in (i) and (ii) for an aggregate monthly amount exceeding US$ 2.0 million, requires the prior authorization of the Argentine Central Bank.

      - with a US$ 5,000 monthly limit in the cases not contemplated above, unless authorization of the Argentine Central Bank is obtained.

   - Access to the local foreign exchange market by residents (both individuals and legal entities) to make foreign real estate, direct or portfolio investments or buy foreign exchange or traveler checks is allowed but limited to US$ 2.0 million per month, with such limit increased in certain cases.

LOANS TO THE PRIVATE SECTOR AND ASYMMETRIC INDEXATION

      Pursuant to Decree No. 214/02 dated February 3, 2002, as amended, loans to the private sector were pesified at the Ps. 1 per dollar parity. These loans' principal was to be adjusted by the CER. A maximum interest rate was to be applied. The adjustment by the CER coefficient would be retroactively applied beginning 180 days as from February 4, 2002. Subsequently, most of the loans to individuals were excluded from this adjustment, which was replaced by the adjustment by the CVS. Decrees No. 762/2002 and No. 1242/2002, dated May 7, 2002 and July 15, 2002, respectively, Law No. 25,713 dated November 28, 2002, as ruled by Decree No. 44/03 dated January 26, 2003, and Law No. 25,796, published in the Official Gazette on November 17, 2003, provided for the following measures, among others:

   - certain types of loans originally agreed in U.S. dollars and then pesified were excluded from the application of the CER (i.e.: certain loans secured by residential mortgages on property representing the borrower's sole family residence agreed upon for up to US$ 250,000; personal loans originally agreed up to Ps. 12,000 or US$ 12,000 or the equivalent amount in foreign currency; and iii) personal loans secured by a pledge originally agreed up to Ps. 30,000 or US$ 30,000 or the equivalent amount in foreign currency.

   - the adjustment by the CVS would be applicable from October 1, 2002, up to March 31, 2004. The Bank began to apply the adjustment by the CVS to the principal of eligible loans on November 2003.

   - loans to be adjusted by the CER would bear an interest rate ranging from 3.5% to 8%, depending on the type of debtor, the existence of collateral and the type of loan. Loans to be adjusted by the CVS would bear an interest rate that would be the lowest between the loan's contractual rate and the following maximum interest rates: 12.38% for mortgage loans, 16.41% for loans secured by a pledge and 25.48% for personal loans.

   - those debtors with obligations not included in the above-mentioned exceptions and with a total indebtedness in the financial system, as of February 3, 2002, of up to Ps. 400,000, would be able to capitalize the CER adjustment accrued up to September 30, 2002, and to restructure such loans and the accumulated CER amounts.

      On July 25, 2003, the Argentine Central Bank authorized, through its Communique "A" 3987, financial institutions to grant loans to be adjusted by the CER.

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

      Through Law No. 25,798 enacted on November 6, 2003, the Mortgage Refinancing Regime (Sistema de Refinanciacion Hipotecaria) was created in order to refinance nonperforming loans secured by real property constituting the debtor's sole family residence. The Bank decided not to participate in this mortgage refinancing regime. During fiscal year 2004, the Bank informed the Argentine Central Bank, by means of a note, of its decision not to participate in the aforementioned system.

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

      On February 3, 2002, Decree No. 214/02 established the mandatory conversion of all deposits in U.S. dollars or other foreign currencies in the Argentine financial system into pesos at the exchange rate of Ps. 1.4 per US$ 1.
0. Decree No. 214/02 also allowed for the entire withdrawal of salaries and pensions in cash and other exceptions.

      The "corralito" and the "corralon" were meant to shield banks from massive withdrawal of deposits. However, the financial system's deposit levels continued to diminish. One of the reasons for this, that became increasingly important beginning March 2002, was the increase in the number of successful amparo claims obtained by depositors requiring banks to release deposits. In order to restrict fund outflows from the financial system, Law No. 25,587 was passed on April 25, 2002, that required banks to release deposits only when amparo claims had been issued pursuant to final non-appealable judicial decisions. Enforcement of this Law limited bank losses of deposits due to amparo claims, but did not eliminate them.

      In an attempt to solve the problem that the "corralito" and "the corralon" represented, on various occasions, the Executive Branch proposed voluntary exchanges of deposits (known as "Canje I" and "Canje II") for new Argentine government bonds (Peso-denominated Boden 2007 and two dollar-denominated bonds:
Boden 2005 and Boden 2012). Restructured deposits for which no option had been exercised (known as "Cedros") were registered with a "Notarial Record of Restructured Deposits" kept by Caja de Valores S.A. (the Argentine equivalent of The Depositary Trust Company in the U.S) ("Caja de Valores") and are listed negotiable securities that may be negotiated on self-regulated markets in Argentina.

      Given the favorable trend shown during the second half of 2002 by the financial system's deposit base, through its Resolution No. 668/02 and effective December 2, 2002, the Ministry of Economy eliminated the restrictions still in force on the amounts that depositors were allowed to withdraw in cash from transactional deposit accounts. These measures meant the lifting of the "corralito."

      On March 5, 2003, the Argentine Supreme Court (the "Supreme Court") ruled on the lawsuit of the Province of San Luis against the Argentine government, seeking reimbursement, in dollars or in pesos for an amount equivalent to the dollar amount at the free exchange rate, of a pesified dollar-denominated deposit that the Province of San Luis holds at Banco Nacion. In its ruling, the Supreme Court declared art. 2 of Decree No. 214/02 unconstitutional (the article that had pesified the dollar-denominated deposits outstanding in the Argentine financial system) and ordered Banco Nacion to reimburse the Province of San Luis' deposit in dollars or in pesos for an amount equivalent to the dollar amount at the free exchange rate. In its ruling, the Supreme Court established a 60-day term for the parties to convene or determine the manner and the terms of the reimbursement of the deposit. The parties did not reach an agreement within the established period.

      Continuing with the progressive release of restructured deposits, on April 1, 2003, the Argentine government allowed holders of such deposits to request from financial institutions and the Argentine government the reimbursement of their deposits on conditions (a mix of cash and dollar-denominated Boden 2013) that varied depending on the amount of the deposit and its original currency of denomination. The process to eliminate the "corralon" was completed in August 2003.

      On October 26, 2004, the Supreme Court ruled on the case entitled "Bustos, Alberto et al v. National State, on legal action requesting protection of constitutional guarantees", admitting the declaration of national emergency established by Law No. 25,561 and the constitutionality of Section 2 of Decree 214/02, and overruling the decision that had ordered the repayment of a US dollar-denominated deposit to a group of depositors. Notwithstanding the fact that under Argentine law the Supreme Court rulings are not mandatory for lower courts, this ruling is expected to set a precedent in similar cases to be heard by those courts.

COMPENSATION TO FINANCIAL INSTITUTIONS

      For the Asymmetric Pesification and its Consequences

      Mainly through Decrees No. 214/02, No. 320/02, No. 410/02, No. 471/02, No.
704/02, No. 905/02 and No. 992/02 and complementary ones, as amended, and Argentine Central Bank Communiques "A" 3467, 3507, 3561 and 3648 and complementary ones, as amended, a significant portion of financial institutions' assets and liabilities denominated in foreign currency, which formed part of their net asset position in foreign currency were mandatorily converted into pesos at different exchange rates.

      Decree No. 214/02 provided for the compensation, through the issuance by the Argentine government of bonds to be delivered to financial institutions (peso-denominated Boden 2007 and dollar-denominated Boden 2012), of:

      - the losses caused by the mandatory conversion into pesos of a significant portion of their liabilities at the Ps. 1.4 per US$ 1.0 exchange rate, greater than the Ps. 1.0 per US$ 1.0 exchange rate established for the conversion into pesos of a significant portion of its dollar-denominated assets. This would be achieved through the issuance and delivery of a peso-denominated compensatory bond maturing in 2007 (Boden 2007).

      - the currency mismatch existing in financial institutions' balance sheets after the compulsory pesification of certain portions of their assets and liabilities. This would be achieved through the conversion of the peso-denominated compensatory bond into a dollar-denominated compensatory bond and, if necessary, through the purchase by financial institutions of a dollar-denominated hedge bond. For this, the Argentine government established the issuance of a dollar-denominated bond bearing Libor and maturing in 2012 (Boden 2012).

      Among other measures, Decree No. 905/02 replaced the provisions of Decree No. 494/02 in connection with the methodology for calculating the compensation to be received by financial institutions, limiting the compensation to which a financial institution was entitled only to the imbalances generated by the Argentine government's pesification measures in the balance sheet of such financial institution's head office and branches located in Argentina as of December 31, 2001, and to the imbalances exclusively generated by the pesification of their foreign branches' and subsidiaries' investments in secured loans. Decree No. 2167/02 subsequently incorporated into the compensation scope those assets and liabilities subject to Argentine Law and recorded in foreign branches and subsidiaries that were pesified by Decree No. 214/02 and complementary ones. The assets of subsidiaries with complementary activity remained excluded.

      Argentine Central Bank Communiques "A" 3805 and "A" 3825 regulated Decree No. 2167/02 and established that no later than December 23, 2002, financial institutions had to inform the Argentine Central Bank of the amounts of compensation to which they were entitled under the new rules. The Argentine Central Bank had to confirm the amounts after its review.

      Pursuant to Decree No. 905/02, the Bank was given the option to purchase the Hedge Bond using certain public sector assets, as described below, or the proceeds of an advance to be granted for this purpose by the Argentine Central Bank. If the Hedge Bond is purchased through an advance from the Argentine Central Bank, pursuant to article 15 of Decree No. 905/02 such advance has to be collateralized by the following assets in the following priority: (i) secured loans (representing in origin an exposure to the Argentine government), beginning with those with the shorter average life; (ii) Bogar or secured loans representing in origin an exposure to the provinces, beginning with those with the shorter average life; and (iii) other assets with the public sector at the criteria of the Ministry of Economy and the Argentine Central Bank. If a bank does not have the required assets, it must give as collateral loans to the private sector classified in the first two categories of the Argentine Central Bank loan classification, beginning with mortgage loans, or if necessary such bank's shareholders shall pledge their shares in such bank. The value of the collateral required must be equal to 100.0% of the amount of the borrowings. No assets have been given as collateral by the Bank as of the date of this annual report because the compensation bonds have not been received in full by the Bank yet. In addition, article 17 of Decree No. 905/02 established that such borrowings from the Argentine Central Bank to purchase the Hedge Bond may be repaid with the assets pledged as collateral thereto at any time following : (i) a default by the Argentine government on the new debt issued pursuant to Decree No. 1387/01 (secured loans and Bogar), and (ii) the date on which the Argentine government shall have completed the restructuring of its foreign debt.

      Resolution No. 6/04 of the Ministry of Economy, as regulated by Argentine Central Bank Communiques "A" 4122 and "A" 4130, issued on March 26 and April 26, 2004, respectively, established certain changes to the methodology for the calculation of the compensation for the asymmetric pesification.

      In December 2002, the Bank originally calculated that it was entitled to US$ 2,254.0 million of face value of Boden 2012 as compensation for the asymmetric pesification. Within the process of determination of the compensation amount, the Argentine Central Bank made certain observations by which it would modify the final amount of such compensation. The Bank accepted and recognized some of the adjustments and examined and discussed the remaining observations. The total amount of Boden 2012 received and to be received or acquired as compensation for the asymmetric pesification was recorded in accordance with the accepted adjustments and the calculation made by the Bank. Nevertheless, the Bank established additional provisions for other contingencies in order to fully cover all of the amount that remained under discussion. As of December 31, 2004, the Bank had recorded an aggregate amount of Compensatory and Hedge Bonds of US$ 2,189.8 million of face value of Boden 2012, which amount was subject to discussion with the Argentine Central Bank and to its approval. In March 2005, the Bank's Board of Directors accepted the calculation of the Compensatory and the Hedge Bonds made by the Argentine Central Bank, given that it had established, on the basis of a thorough analysis, the convenience of agreeing on the final compensation figures with the Argentine Central Bank. Therefore, in March 2005, the Bank accepted to receive US$ 2,178.0 million of face value of Boden 2012, comprised of US$ 906.3 million of Boden 2012 corresponding to the Compensatory Bond (of which US$ 236.9 million were pending receipt) and US$ 1,271.7 million of Boden 2012 corresponding to the Hedge Bond (pending receipt in full), and renounced to continuing any legal or administrative action to modify the above mentioned amounts or engaging in new actions for such purpose.

      For the Asymmetric Indexation and for Differences Related to Amparo Claims

      Financial institutions have requested to the Argentine government that they be compensated for the losses generated to them by: (i) the reimbursement of deposits pursuant to amparo claims at the free market exchange rate, which was greater than that established by the Argentine government for the conversion into pesos of financial institutions' assets and liabilities; and (ii) the adjustment for inflation of included assets and liabilities by using different coefficients, the CER or the CVS (the asymmetric indexation).

      Law No. 25,796, published in the Official Gazette on November 17, 2003, set forth the compensation to financial institutions by the Argentine government for the negative effects of the asymmetric indexation. To that end, this law allowed the Argentine government to issue peso-denominated Boden 2013 for up to Ps. 2,800 million.

      Subsequently, through the issuance of different rules, the Ministry of Economy and the Argentine Central Bank further regulated Law No. 25,796, in a way that, in the Bank's opinion, is contrary to the provisions of Law No. 25,796. On May 6, 2004, the Bank presented a letter to the Executive Branch, the Ministry of Economy and the Argentine Central Bank maintaining the claim for compensation that it had made on December 30, 2003. On May 18, 2004, the date of expiration of the period established by such rules for financial institutions to opt for their participation in the compensation regime laid down by such rules, the Bank did not request to participate in such compensation regime and made a new presentation before the Ministry of Economy and the Argentine Central Bank, restating its right to be compensated for the negative effects of the asymmetric indexation and formally challenging the new rules. Based on the provisions of Law No. 25,709, as of December 31, 2003, the Bank had recorded Ps. 102.7 million under "Other Receivables Resulting from Financial Intermediation" on account of its right to receive compensation from the Argentine government for the asymmetric indexation. As of December 31, 2004, in view of the lack of resolution on this issue, the above mentioned asset has been written off. The Bank maintains its claims, on which no resolution has been issued so far.

      With respect to the differences generated by the payments made by the Bank pursuant to amparo claims, the Bank recorded an intangible asset, the amount of which as of December 31, 2004, was Ps. 451.4 million, net of the amortization mandated by the Argentine Central Bank (of Ps. 121.0 million in 2004 and 77.9 million in 2003),on account of its right to receive compensation for having had to make payments pursuant to judicial orders for amounts higher than those provided for by the pesification decrees. See " -- Argentine Banking System and Regulation -- Argentine Banking Regulation -- Treatment of Losses in Connection with Amparo Claims." As of the date of this annual report, the Argentine government has not provided compensation for these losses and has expressed that it does not intend to do so.

INFLATION ACCOUNTING

      The Banks' financial statements have been restated for inflation for periods ended in 2002 and up to February 28, 2003. For a description of the applicable regulations, see "Presentation of Financial Information" at the beginning of this annual report.

ARGENTINE BANKING SYSTEM AND REGULATION

ARGENTINE BANKING SYSTEM

      As of December 31, 2004, the Argentine financial system consisted of 90 financial institutions, of which 72 were banks and 18 were financial non-bank institutions (including finance companies, credit unions, savings and loan associations). Of the 72 banks, 13 were Argentine national and provincial government-owned or related banks. Of the 59 private-sector banks:

   - 32 were private-sector domestically-owned banks (i.e., sociedades anonimas);

   - 25 were foreign-owned banks (i.e., local branches or subsidiaries of foreign banks); and

   - 2 were cooperative banks (bancos cooperativos limitados), also domestically-owned.

      As of that date, the largest private-sector banks, in terms of total deposits, were: BBVA Banco Frances, Banco Rio Santander, Banco Galicia, Banco Macro, BankBoston, HSBC Bank and Citibank. Except for Banco Galicia and Banco Macro, all were foreign-owned banks. According to information published by the Argentine Central Bank as of December 31, 2004, private-sector banks accounted for 53.4% of total deposits and approximately 69.3% of total net loans in the Argentine financial system. Argentine financial industry regulations do not raise any entry or exit barriers, nor do they make any differentiation between locally or foreign-owned institutions. Cooperative banks are active principally in consumer banking, with a special emphasis on the lower end of the market. As of December 31, 2004, financial entities (other than banks) accounted for approximately 0.2% of deposits and 1.3% of net loans in the Argentine financial system.

      As of December 31, 2004, the largest Argentine national and provincial government-owned or related banks, in terms of total deposits, were Banco Nacion and Banco de la Provincia de Buenos Aires. Under the provisions of the Financial Institutions' Law, public banks have comparable rights and obligations as private banks, except that public banks handle public revenues and promote regional development and certain public banks have preferential tax treatment. The bylaws of some Argentine government-owned banks provide that the governments that own them (national and provincial) guarantee their commitments. Under current law, Banco de la Provincia de Buenos Aires is not subject to taxes, levies or assessments that the Argentine government may impose. According to information published by the Argentine Central Bank, as of December 31, 2004, government-owned banks and banks in which the Argentine government (national, provincial and municipal) had an ownership interest accounted for 46.4% of deposits and 29.4% of loans in the Argentine financial system.

      Consolidation has been a dominant theme in the Argentine banking sector since the 1990's, with the total number of financial institutions declining from 214 in 1991 to 90 at December 31, 2004, with the ten largest banks holding 74.9% of the system's deposits as of December 31, 2004, and the ten largest private banks holding 38.8% of the system's deposits as of the same date. We expect consolidation in the Argentine financial system to continue.

      During the decade of the 1990s, foreign banks significantly increased their presence in the Argentine financial system. Since the last quarter of 1996, control of many of the largest Argentine private-sector domestically-owned commercial banks has been transferred to foreign banks, which ended up controlling the largest private sector financial institutions except the Bank. This foreign presence grew both in the universal bank sector and among financial institutions specializing in specific products or markets. Currently, this situation has not changed despite the fact that the number of foreign banks decreased by 13 through December 2004 as compared with the number at the end of 2001, and that foreign banks' share of total deposits has decreased since the 2001-2002 crisis while the share of domestic private-sector banks has increased. In this period, certain foreign banks operating in Argentina experienced losses in their Argentine operations. It is still unclear at the moment which foreign institutions will remain in the country.

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

      Current regulations place the operations of local and foreign owned banks on equal regulatory grounds.

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

      The Financial Institutions Law and the Argentine Central Bank charter were recently amended by Law No. 25,780, published in the Official Gazette on September 8, 2003. The main provisions established by such law are the following: (i) authorization was given to the Argentine Central Bank to make temporary loans to the Argentine government for up to 12.0% of the monetary base, and to make loans for an amount of up to 10.0% of the total annual amount raised by the Argentine government in cash during the last 12 months, both of which shall be reimbursed within 12 months from the relevant date of disbursement. Such temporary loans cannot not exceed 12.0% of the monetary base, except those destined exclusively to the payment of outstanding obligations to multilateral agencies; (ii) indemnity for Argentine Central Bank officers was provided for, by stating that the "opportunity, merits or convenience" of certain of their decisions (mostly related to the liquidation and restructuring of financial institutions) must be reviewed by the courts only when such decisions have been clearly made in an unreasonable and arbitrary manner; (iii) authorization was given to the Argentine Central Bank to exclude assets and liabilities of financial institutions with liquidity and solvency problems and establish the rules for their valuation, and assign the transfer of excluded assets and liabilities to other financial entities, or transfer assets to financial trusts (see " -- Financial Institutions with Economic Difficulties");
(iv) amendment in the degree of payment preferences in favor of creditors (see " -- Priority Rights of Depositors"); and (v) authorization was given to the Argentine Central Bank to disburse rediscounts (short term loans for liquidity support) to financial institutions with liquidity or solvency problems, during the term of the Public Emergency Law.

      Supervision

      As supervisor of the Argentine financial system, the Argentine Central Bank requires financial institutions to submit information on a daily, monthly, quarterly, semiannual and annual basis. These reports that include balance sheets and income statements, information relating to reserve funds, use of deposits, portfolio quality (including details on debtors and any loan loss provisions established) and other pertinent information, allow the Argentine Central Bank to monitor financial institutions' financial condition and business practices.

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

      Financial institutions have been subject to the supervision of the Argentine Central Bank on a consolidated basis since 1994. The Argentine Central Bank requires financial entities (i) to consolidate their quarterly and annual financial statements with all corporate and financial entities in its economic group; and (ii) to prepare consolidated semiannual financial statements for its economic group, unless the company or financial entity controlling the economic group is required to prepare audited consolidated financial statements in the country in which it is incorporated. Information set out in " -- Limitations on Types of Business," " -- Capital Adequacy Requirements," " -- Lending Limits," and " -- Loan Classification System and Loan Loss Provisions" below, relating to a bank's loan portfolio, is calculated on a consolidated basis. However, regulations relating to a bank's deposits are not based on consolidated information, but on such bank's deposits in Argentina (for example, liquidity requirements and contributions to the deposit insurance system).

      Due to the significant impact of the crisis that unfolded in Argentina since December 2001, in 2002, the Argentine Central Bank suspended the requirement of submission of certain information or changed or postponed the filing dates prescribed by the information regime to which financial institutions were subject. In particular, see the " -- Capital Adequacy Requirements" section below.

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

      Examination by the Argentine Central Bank

      The Argentine Central Bank began to rate financial institutions based on the "CAMEL" quality rating system in 1994. The system is based on weighting the creditworthiness, compliance with the Financial Institutions' Law, administrative order and general operating solvency of a financial institution. Each letter of the CAMEL system corresponds to the following areas of the operations of each bank being rated: "C" represents capital, "A" represents assets, "M" represents management, "E" represents earnings, and "L" represents liquidity. Each factor is evaluated and rated on a scale from 1 to 5, 1 being the highest rating an entity can receive. By combining the individual factors that are under evaluation, a combined index can be obtained that represents the final rating for the financial institution.

      The last examination of Banco Galicia was based on information as of September 30, 2000 and the rating obtained, informed to the Bank on October 15, 2001, was the highest among financial institutions, as had occurred in the previous years.

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

      Limitations on Types of Business and Computable Capital

      As provided by the Financial Institutions' Law, commercial banks are authorized to conduct all activities and operations that are not specifically prohibited by law or by regulations of the Argentine Central Bank. Some of the activities which are permitted include the ability to make and receive loans, to receive deposits from the public in both local and foreign currency, to guarantee customers' debts, to acquire, place or negotiate stock or debt securities in the Argentine OTC Market, subject to the approval of the CNV, to conduct transactions in foreign currency, to act as fiduciary and to issue credit cards.

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

      "Adjusted Shareholders' Equity" or "Computable Regulatory Capital" is defined under the Argentine Central Bank's regulations as: i) the core capital, which includes permanent capital, non-equity contributions, net worth adjustments, surplus reserves and retained earnings; ii) the supplementary capital, which may not exceed the core capital, consisting of retained earnings (50% of profits and 100% of losses) without an audit opinion (those corresponding to the last fiscal year can be included only when they have been audited), 50% of the reserves on the loan portfolio classified as "normal" (general reserves), and subordinated debt, not exceeding 50% of core capital, with a maturity of at least 5 years. In addition, the following items must be deducted from the calculated capital defined above: (i) sight deposits with foreign banks abroad not rated as investment grade; (ii) securities not deposited with the authorized custodian; (iii) sovereign bonds issued by a foreign government with a rating lower than that assigned to the Argentine sovereign bonds; (iv) share holdings in other financial institutions; (v) real estate not yet registered; (vi) goodwill; (vii) research and development expenses; (viii) provisioning deficiencies as determined by the Financial Superintendency.

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

      Treatment of Losses in Connection with Amparo Claims

      Through Communique "A" 3916 dated April 3, 2003, the Argentine Central Bank provided for the recording of an intangible asset on account of the difference between the amount paid by financial institutions pursuant to legal actions and the amount resulting from the conversion into pesos of the balance of the U.S. dollar deposits reimbursed, at the exchange rate of Ps. 1.4 per US$
1.0 (adjusted by the CER plus interests accrued up to the payment date). In addition, it established that the corresponding amount shall be amortized in 60 monthly equal and consecutive installments as from April 2003. As of December 31, 2004, the Bank had recorded an intangible asset of Ps. 451.4 million and amortizations amounted to Ps.121.0 million during 2004.

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

      Legal Reserve Requirements for Liquidity Purposes

      Beginning in March 2002, after the liquidity crisis of late 2001 and early 2002, the Argentine Central Bank progressively introduced the minimum reserve requirements system that is currently in force.

      In March 2002, the Argentine Central Bank introduced the "minimum cash requirements". These are established as a percentage of the balances of the different type of bank deposits and for time deposits balances (including deposits restructured as Cedros) the percentage varies with the remaining maturity. The Argentine Central Bank modifies from time to time the percentages of the minimum cash requirements depending on monetary policy considerations. Between May 2002 and November 2003 a "fund placement requirement" was in force. Compliance with the latter was accomplished through holdings of certain assets. In case a bank did not have the necessary assets, the minimum fund placement requirements turned into greater minimum cash requirements. In November 2003, the minimum fund placement requirements were discontinued.

      Compliance with the minimum cash requirements must be accomplished with cash in bank vaults and bank deposits at the Argentine Central Bank (including the balances of escrow accounts held by banks at the Argentine Central Bank in favor of clearing houses), in the same currency as the deposit that originates it. Compliance with the minimum cash requirements was and continues to be determined in averages, for monthly periods. The Argentine Central Bank can modify from time to time this practice, depending on monetary policy considerations.

      Through Communique "A" 3528 of March 25, 2002, the Argentine Central Bank established that the amount of dollar-denominated deposits that are not applied to certain dollar-denominated assets (foreign trade financing, notes and certificates of financial trusts which underlying asset are foreign trade loans, interbank loans and Lebac) will constitute a greater cash minimum requirement in pesos.

      At the close of fiscal year 2004, the percentages of minimum cash requirements applicable in accordance with Argentine Central Bank rules were as follows:

                                                            In Pesos   In Dollars
                                                            --------   ----------
Demand deposits:
   - Current accounts (only in pesos)                          18%
   - Savings accounts                                          18%         30%
Time deposits and CEDROs (by remaining maturity):
   - up to 29 days                                             18%         35%
   - from 30 to 59 days                                        14%         28%
   - 60 to 89 days                                             10%         20%

- 90 to 179 days                                             5%         10%
- 180 to 365 days                                            3%          6%
- more than 365 days                                         0%          0%

      After the close of the fiscal year, Communique "A" 4276 dated January 9, 2005, amended as of January 1, 2005, the minimum cash requirements for peso-denominated deposits, as follows:

Current accounts and savings accounts                         16%
Time deposits and CEDROs (by remaining maturity):
   - up to 29 days                                            16%
   - from 30 to 59 days                                       13%
   - 60 to 89 days                                             9%
   - 90 to 179 days                                            4%
   - 180 to 365 days                                           2%
   - more than 365 days                                        0%

      The Bank was in compliance with its legal reserve requirements as of December 31, 2004.

      Capital Adequacy Requirements

      See -- "Selected Statistical Information -- Regulatory Capital."

      Lending Limits

      The aggregate amount of equity participation and credit, including guarantees granted (together referred herein as "credit" or "financial assistance"), a bank can grant to any credit customer at any time is based on the bank's Adjusted Shareholders' Equity on the last day of the immediately preceding month and on the customer's net worth.

      i) Limits that refer to the borrowers' capital: as a general rule, financial assistance to a customer cannot exceed 100% of such customer's capital. This limit may be raised up to 300% with the approval of the financial institution's board of directors and if additional credit does not exceed 2.5% of a bank's Adjusted Shareholders' Equity.

      For forward transactions, different percentages are considered, depending on the transaction's characteristics.

      Until June 2005, new loans can be granted (up to a global limit of 15% of a bank's Adjusted Shareholders' Equity) exceeding the 300% limit of the customer's capital. Such additional credit to a customer cannot exceed 2.5% of the net worth of a bank's Adjusted Shareholders' Equity.

      ii) Limits that refer to the Adjusted Shareholders' Equity of financial institutions: the limits to the financial assistance a bank can provide are (as a percentage of a bank's Adjusted Shareholders' Equity):

                                                        WITHOUT COLLATERAL   WITH COLLATERAL
                                                        ------------------   ---------------
Non-related Customers                                          15%                 25%
Domestic Financial Institutions (*)                            25%                 25%
Foreign Financial Institutions (Investment grade)              25%                 25%
Foreign Financial Institutions (Other)                          5%                  5%
Reciprocal Guarantee Entities authorized by the
Argentine                                                       -                  25%
Central Bank (**)
Public sector (***):
i) National                                                    50%                 50%
Ii) City of Buenos Aires and Provinces (each)                  10%                 10%
Iii) Municipalities (each)                                      3%                  3%

(*) For bankers' banks, the limit is 100%.

(**) Law 24,467: associations of companies authorized by the Argentine Central Bank to guarantee a loan. In case one of the companies fails to pay, the others will take responsibility.

      (***)Excess over the new limits set in March 2003 will not be computed if arising from loans granted before March 2003, if determined or increased by the reception of bonds or promissory notes as compensation for the asymmetric pesification, or if arising from the rolling over of preexisting loans.

      Communique "A" 3911 issued on March 28, 2003, established the applicable limits above to a financial institution's new exposure to the Argentine public sector (granted after April 1, 2003). These limits exclude the exposure outstanding as of March 31, 2003, the government securities received as compensation in accordance with Decree No. 905/02 or those to be received pursuant to other regulations, and the roll over of principal payments. Total exposure to the public sector, described in items (i), (ii) and (iii) in the table above, must not exceed 75.0%. In addition, according to this Communique, beginning January 1, 2006, a bank's total financial assistance, without any exemption, to all the public sector must not exceed 40.0% of a bank's total assets as of the end of the previous month. Any excess over this limit will require an equal increase in the minimum capital requirement of the bank.

      The limits on equity interests in other companies are the following:

                                   LIMIT ON A BANK'S ADJUSTED      LIMIT ON A COMPANY'S NET
                                       SHAREHOLDERS EQUITY                   WORTH
                                   --------------------------      ------------------------
Companies with
non-complementary activities                  (*)                           12.5% (***)
Companies with complementary
activities                                    (*)                            100%
Total shares                                 50%
Unlisted shares (**)                         15%

(*) See previous table.

(**) Includes shares that do not quote frequently and therefore are not subject capital requirements to cover market risk.

(***) Until December 2004 shares or equity interests could be taken in payment of credits, up to 20% of the firm's capital, without exceeding 20% of the votes. They have to be sold within one year so as to reach the regulatory limit for holdings.

      Financial assistance is also limited in order to prevent portfolio concentration. To that end the aggregate of all financial assistance that, taken alone, exceeds 10% of a bank's Adjusted Shareholders' Equity, must not exceed: three times and five times a bank's Adjusted Shareholders' Equity, excluding and including, respectively, the financial assistance to local banks. For a bankers' bank the latter limit is 10 times.

      Financial assistance exceeding 2.5% of a bank's Adjusted Shareholders' Equity, except interbank credit, must be approved by a bank's board of directors.

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

      The Bank has historically complied with such rules. On February 11, 2002, through its Resolution No. 81/02, the board of directors of the Argentine Central Bank prohibited the Bank from granting any further financing to related parties.

      Loan Classification System and Loan Loss Provisions

      For a description of the Argentine Central Bank's loan classification system and the Argentine Central Bank's minimum loan provision requirements, see " -- Selected Statistical Information -- Argentine Central Bank's Loan Classification and Loan Loss Provisions."

      Valuation of Public Sector Assets

      For a description of the rules governing the valuation of public sector assets, see " -- Selected Statistical Information -- Government and Corporate Securities" and " -- Selected Statistical Information -- Loan Portfolio."

      Financial Assistance from the Argentine Central Bank

      Financial Assistance Granted for Liquidity Support Beginning March 10,
      2003

      Communique "A" 3901, issued on March 19, 2003, established an automatic mechanism to regulate the provision by the Argentine Central Bank to financial institutions of assistance for liquidity support. This mechanism does not apply to the financial assistance granted for such reasons during the 2001-2002 crisis.

      Financial Assistance for Liquidity Support Granted Before April 1, 2003

      Through Decree No. 739/03, dated April 1, 2003, the Argentine government established a voluntary procedure for the restructuring of the financial assistance granted by the Argentine Central Bank to financial institutions during the 2001-2002 crisis. The basic purpose was to harmonize the cash flows of those financial institutions that are simultaneously debtors (for having received financial assistance from the Argentine Central Bank) and creditors (for their holdings of debt instruments) of the public sector.

      Section 9 of this Decree established that balances due must be amortized in pesos, with the proceeds of the assets provided as collateral for the financial assistance received, but without exceeding 70 monthly installments. Argentine Central Bank Communique "A" 3941 established a minimum cumulative amortization schedule and a monthly repayment of not less than 0.90% of the adjusted balance. Mandatory accelerated repayment is contemplated when the interest rate earned by the assets granted as collateral exceeds 3.5% per annum. Voluntary prepayment was also made available.

      Decree No. 739/03 also established that financial assistance subject to this repayment system must be secured by the Argentine government's secured loans issued under Decree No. 1646/01 and, in the absence of the latter, secured loans or Bogar (issued under the provisions of Decree No. 1579/02) or bonds issued under the provisions of Decrees No. 905/02, 1836/02 and 739/03. Pursuant to Argentine Central Bank Communique "A" 3941, all instruments to be delivered as collateral must be adjustable by the CER. These securities are to be kept with no decrease until the restructuring of the Argentine government's foreign debt is concluded under Decree No. 1387/01 or December 31, 2004, whichever occurs first (except for prepayments, in which case the securities are to be returned on a pro rata basis in the inverse order of their granting).

      Argentine Central Bank Communique "A" 3941 established that all amortization and interest payments must be automatically withdrawn from the accounts financial institutions hold with the Argentine Central Bank.

      In accordance with Argentine Central Bank Communique "A" 3940, for a bank to be eligible to restructure the financial assistance for liquidity support provided to it by the Argentine Central Bank, under the terms of Decrees No. 739/03 and No. 1262/03, such bank was required to have received the approval of the Argentine Central Bank to the terms and conditions for the restructuring of its foreign debt before December 5, 2003.

      Decree No. 1262/03, dated May 26, 2003, provided that the Argentine Central Bank could modify the above mentioned repayment conditions, when the URSF established so, if: (i) the average life of the assets granted as collateral of the financial assistance received exceeds 70 months, and (ii) the financial institution falls under the provisions of articles 34 and 35 bis of the Financial Institutions Law and has adopted a reorganization plan approved by the URSF. In this case, repayment will occur in the same number of installments as that of the assets granted as collateral of the financial assistance received, with a maximum number of 120 monthly installments and a monthly amortization of not less than 0.4% of the outstanding balance.

      On November 28, 2003, the URSF informed the Bank that through its Resolution No. 1 dated November 27, 2003, it had authorized the Argentine Central Bank to extend the maturity of the Banks' debt for liquidity support with said entity, within the provisions of Decree No. 739/03, in accordance with the repayment schedule submitted by the Bank to the Argentine Central Bank and under the terms of Decree No. 1262/03.

      By means of a letter dated February 3, 2004, the Argentine Central Bank informed the Bank that it had approved the Bank's request to adhere to the restructuring of the debt owed to said entity under the provisions of Decrees No. 739/03 and 1262/03, and that it had authorized such debt's amortization schedule submitted by the Bank, which was the result of the minimum amortization defined by the applicable regulations and of the cash flows of the assets eligible as collateral pursuant to such regulations. Consequently, this schedule establishes the debt repayment in 92 monthly installments as from March 2004, when the first installment was paid.

      Foreign Currency Position

      Through Communique "A" 3889, the Argentine Central Bank limited financial institutions' foreign currency exposure based on such institution's "Global Foreign Currency Net Position" (assets and liabilities from financial brokerage and securities denominated in foreign currencies). Beginning May 1, 2003, the absolute value of the "Global Foreign Currency Net Position" could not exceed 30.0% of a bank's computable capital or Adjusted Shareholders' Equity as of the end of the previous month. In the case of short positions, the limit was set at the lower of 30.0% of computable capital or liquid shareholders' equity. For those financial institutions that expected not to be able to comply with such limits, a period for the presentation of a compliance plan was provided that expired on May 15, 2003. On that date, the Bank notified the Argentine Central Bank of an excess in its global foreign currency position and proposed a compliance plan, a response with respect to which is still pending.

      Through Communique "A" 4135, issued on May 5, 2004, the Argentine Central Bank established an additional limit which was to be observed by financial institutions beginning on July 1, 2004. The limit was to be established for balances of demand accounts and assets and liabilities usually traded in institutional markets with a significant volume of transactions or maturing within 180 days. The percentage not to be exceeded has not been determined as of the date hereof.

      Deposit Insurance System

      In 1995, Argentine Law No. 24,485 and Decree No. 540/95, as amended by Decree No. 1292/96 and Decree No. 1127/98, created a deposit insurance system for bank deposits and delegated to the Argentine Central Bank the organization and start-up of the deposit insurance system. The deposit insurance system was implemented through the creation of a fund named Fondo de Garantia de los Depositos ("FGD") which is administered by Sedesa. The shareholders of Sedesa are the Argentine government through the Argentine Central Bank, which holds at least one share, and a trust constituted by the financial institutions authorized as such by the Argentine Central Bank which participate in the fund. The Argentine Central Bank establishes the extent of participation by each institution proportionally to the resources contributed by each such institution to the FGD (Communique "A" 2337). Banks' contribution to the FGD is monthly and mandatory and it currently amounts to 0.015% of the daily average of a financial institution's deposits (both pesos and foreign currency denominated).

      The deposit insurance system covers all peso and foreign currency deposits held in demand deposit accounts, savings accounts and time deposits for an amount up to Ps. 30,000. Deposits made after July 1, 1995 with an interest rate 200 basis points above the interest rate quoted by Banco Nacion for deposits with equivalent maturities are not covered by this system. This guarantee shall be made effective within 30 days from the revocation of the license of a financial institution, subject to the outcome of the exercise by depositors of their priority rights described under " -- Priority Rights of Depositors" below.

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

      Priority Rights of Depositors

      According to section 49 e) of the Financial Institutions Law, as amended by Law No. 25,780 dated September 8, 2003, in case of judicial liquidation or bankruptcy of a financial entity, the holders of deposits in pesos and foreign currency benefit from a general priority right to obtain repayment of their deposits up to the amount set forth below, with priority rank over all other creditors, with the exception of the following: (i) credits secured by a mortgage or pledge, (ii) rediscounts and overdrafts granted to financial entities by the Argentine Central Bank, according to section 17 subsections b),
c) and f) of the Argentine Central Bank Charter, (iii) credits granted by the Banking Liquidity Fund created by Decree No. 32 of December 26, 2001, secured by a mortgage and pledge and (iv) certain labor credits, including accrued interests until its total cancellation. Pursuant to section 16 of Law No. 25,780 during the term of emergency set forth under the Public Emergency Law No. 25,561 the Argentine Central Bank can grant rediscounts and overdrafts to financial entities with liquidity and solvency problems, included those entities under a restructuring process as contemplated in section 35bis of the Financial Institutions Law.

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

     Dissolution and Liquidation of Financial Institutions

     The Argentine Central Bank must be notified of any decision to dissolve a financial institution pursuant to the Financial Institutions' Law. The Argentine Central Bank, in turn, must then notify a court of competent jurisdiction which will determine who will liquidate the entity (the corporate authorities or an appointed, independent liquidator). This determination is based on whether or not sufficient assurances exist which indicate that such corporate authorities are able to carry out the liquidation properly.

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

      Bankruptcy of a financial institution cannot be adjudicated until the license is revoked by the Argentine Central Bank. No creditor, with the exception of the Argentine Central Bank, may request the bankruptcy of the former financial entity until 60 days have elapsed since the revocation of the license.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 5A. OPERATING RESULTS

GENERAL

      Substantially all of our operations and customers are located in Argentina, and therefore we have been materially affected by the 2001-2002 economic crisis in Argentina. As a result, the Bank was forced to restructure its foreign debt and its income generation capacity was reduced during such period and subsequently. Given the continued instability and regulatory and economic changes that have affected Argentina, the accounting information set forth in this annual report may not be fully indicative of our anticipated results of operations or business prospects after the dates indicated.

      The following discussion and analysis is intended to help understand and assess the significant changes and trends in our historical results and operations and the factors affecting our resources. You should read this section in conjunction with our audited consolidated financial statements and their related notes included in this annual report.

INFLATION ACCOUNTING ADJUSTMENTS

      As a result of the adoption of various regulations since 2002, in addition to adjusting our financial statements for inflation until February 28, 2003, using the variation of the WPI, as described in "Presentation of Financial Information" at the beginning of this annual report, we have also been required to adjust the principal of certain of our assets and liabilities according to changes in certain indexes. The following table shows the rate of inflation, as measured by the WPI and the consumer price index (the "CPI"), and the evolution of the indexes (the CER and the CVS) used to adjust the principal of certain of our assets and liabilities, for the periods indicated.

                                             FOR THE 12-MONTH PERIOD ENDED DECEMBER 31,
                                            -------------------------------------------
                                               2004            2003             2002
                                            ----------       ---------       ----------
Inflation (1)
   Wholesale Price Index...............        7.84%           2.03%          118.44%
   Consumer Price Index................        6,10%           3.66%           40.95%
Adjustment Indexes
   CER.................................        5.48%           3.66%           40.53%
   CVS (through  March 31, 2004).......        5.32%          15.85%            0.83%

(1) Source: INDEC.

      In the first four months of 2005, the WPI increased 3.61% and the CPI increased 4.53%. Over the same period, the CER increased 4.57%. The CVS was discontinued on April 1, 2004, having increased 5.32% in the first quarter of 2004.

MAIN DEVELOPMENTS SINCE THE 2001-2002 CRISIS

      During 2001 and 2002, Argentina went through a period of great political, economic and social instability, which led to a significant fall in economic activity, a banking crisis, the default on part of Argentina's foreign debt, the devaluation of the Argentine peso in January 2002 and high inflation. In early 2002, the Argentine government undertook a number of far-reaching initiatives that radically changed the monetary and foreign exchange regime of the country and the regulatory environment for doing business in Argentina for all sectors of activity, including the financial sector. The negative impact of the crisis and these measures on the Argentine economy and on the Bank was significant. See
Item 4."Information on the Company -- Main Regulatory Changes in 2002, 2003 and 2004" and " -- Results of Operations for the Fiscal Years Ending December 31, 2004, December 31, 2003 and December 31, 2004."

      The following are the main changes in our assets that resulted from the 2001-2002 crisis and the Argentine government's measures to deal with such crisis:

      - In late 2001, we tendered most of our predominantly dollar-denominated Argentine national government debt instruments, which were mainly held by the Bank, into the exchange to restructure such instruments for secured loans, under the provisions of Decree No. 1387/01, which secured loans were subsequently pesified in
            2002). As a result, as of December 31, 2004, we held Ps. 4,558.9 million of secured loans. See Item 4. "Information on the Company -- Selected Statistical Information -- Loan Portfolio" and Item 4. "Information on the Company -- Main Regulatory Changes in 2002, 2003 and 2004."

      - All of our portfolio of dollar-denominated loans to the Argentine provincial loans, which were mainly held by the Bank, were restructured into Bogar, a process that began in late 2001 and ended in mid 2003, including such loan portfolio pesification in 2002, under the provisions of Decree No. 1579/02. As a result, as of December 31, 2003, we held Ps. 3,543.5 million of Bogar. See Item 4. "Information on the Company -- Selected Statistical Information -- Loan Portfolio," Item 4. "Information on the Company -- Selected Statistical Information -- Government and Corporate Securities" and
            Item 4. "Information on the Company -- Main Regulatory Changes in 2002, 2003 and 2004."

      - The Bank became entitled to receive and acquire Boden 2012 as compensation for the negative effects of the asymmetric pesification. As a result, the total amount of Boden 2012 recorded in our books as of December 31, 2004, net of Boden 2012 already used, was Ps. 5,708.4 million. In March 2005, the Bank agreed with the Argentine Central Bank the amount to be settled by the government as compensation for the asymmetric pesification. We did not have any impact in our results since the amounts in dispute were fully reserved as of December 31, 2004. See Item 4. "Information on the Company -- Selected Statistical Information -- Government and Corporate Securities" and Item 4. "Information on the Company -- Main Regulatory Changes in 2002, 2003 and 2004 -- Compensation to Financial Institutions."

      - In January 2005, the Bank tendered to the restructuring of the Argentine sovereign debt, which is pending settlement, External Notes and opted to receive Peso-denominated Discount Bonds. We recorded External Notes for Ps. 749.7 million as of December 31, 2004. See Item 4. "Information on the Company -- Selected Statistical Information -- Government and Corporate Securities."

      - In addition, the Bank restructured most of its portfolio of commercial loans, after loans to the private sector were pesified, as explained under Item 4. "Information on the Company -- Main Regulatory Changes in 2002, 2003 and 2004 -- Loans." This process began in 2002 and advanced significantly in 2003 and 2004.

      - As a result of having reimbursed deposits, pursuant to amparo claims, for amounts greater than those specified by the Argentine government's pesification rules, the Bank incurred in losses that have not been compensated by the Argentine government and recorded an asset for its right to receive such compensation, which net of accumulated amortization amounted to Ps. 451.4 million as of December 31, 2004. See Item 3."Key Information -- Risk Factors -- Risk Factors Relating to the Bank -- The lack of compensation to financial institutions for certain losses generated by the Argentine Government's economic policy has been and will continue to be detrimental to their financial condition, including that of the Bank."

      Beginning in May 2002, we implemented a capitalization and liquidity plan in order to restore the Bank's liquidity and financial condition which had been affected by the crisis. To date all of the measures of the plan have been implemented. In 2003 and 2004, our financial condition and level of activity improved along with an improved overall economic situation in Argentina and as a result of the implementation of such capitalization and liquidity plan.

      Among others, as part of the capitalization and liquidity plan:

      - In 2002, the Bank streamlined its operational structure and reduced its administrative expenses in order to adapt to the new economic and regulatory context that resulted from the 2001-2002 crisis. Subsequently a strict cost-control policy was applied. In 2004, the expansion of the Bank's business led to an increase in our administrative expenses consistent with such expansion. See " -- Results of Operations for the Fiscal Years Ending December 31, 2004, December 31, 2003 and December 31, 2002."

      - In mid 2002, the Bank restructured the liabilities of its New York Branch, which then totaled US$ 328 million, prior to the orderly winding down of its affairs which concluded in January 2003. As of the date of this annual report, US$ 116 million in aggregate principal amount of two negotiable obligations issued by the Bank's Head Office in Argentina to restructure the New York Branch debt are outstanding. See Item 4. "Information on the Company -- History -- Restructuring of Our Subsidiaries' Debt -- Banco Galicia -- Restructuring of the Bank's New York Branch Debt."

      - During 2002 and 2003, deposits at Galicia Uruguay and Galicia Cayman (in provisional liquidation) amounting in aggregate to US$ 1.1 billion were restructured, Such debt had decreased by approximately 60% as of December 31, 2003, as a result of payments and exchange offers. See Item 4. "Information on the Company -- History -- Restructuring of Our Subsidiaries' Debt -- Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd. (in provisional liquidation)."

      - The Bank's representative offices in Sao Paulo and London, as well as the Bank's securities business incorporated in the United Kingdom, Galicia y Buenos Aires Securities (UK) Ltd., were closed on September 30, 2002.

      - On November 25, 2003, the Bank launched the exchange offer to restructure US$ 1,476 million in principal and past due capitalized interest of foreign debt of its Head Office in Argentina and its Cayman Branch. This restructuring was successfully concluded on May 18, 2004, marking the last of the measures set out in the Bank's capitalization and liquidity plan. See Item 4. "Information on the Company -- History -- Restructuring of Our Subsidiaries' Debt -- Banco Galicia -- Restructuring of the Foreign Debt of the Bank's Head Office in Argentina and its Cayman Branch." As of December 31, 2004, US$ 1,184 million of principal amount of new debt issued in this restructuring was outstanding.

      In addition:

      - In 2002, the Argentine government restructured banks' dollar-denominated deposits and peso time deposits, including Banco Galicia's deposits dollar-denominated deposits and peso time deposits, and subsequently issued regulations providing for the exchange of restructured deposits for government bonds. See Item 4."Information on the Company -- Main Regulatory Changes in 2002, 2003 and 2004 -- Deposits."

      - In 2003, the Bank began to restructure the financial assistance from the Argentine Central Bank, received during the 2001-2002 crisis until April 2002, and amounting to Ps.5,707.0 million as of

            December 31, 2004, pursuant to the provisions of Decrees No. 739/03 and No. 1262/03. Such financial assistance was a one-month revolving facility which was restructured into a long-term CER adjusted facility as explained under Item 4."Information on the Company -- Argentine Banking System and Regulation -- Argentine Banking regulation -- Financial Assistance from the Argentine Central Bank -- Financial Assistance for Liquidity Support Granted Before April 1, 2003" and " -- Funding." This process was completed on February 3, 2004.

      - As a result of the measures undertaken by the Argentine government to compensate financial institutions for the asymmetric pesification, as of December 31, 2004, our balance sheet included Ps. 2,720.7 million on account of the advance to be granted to the Bank by the Argentine Central Bank to fund the acquisition of the Hedge Bond (Boden 2012).

      In the restructuring of our liabilities, we sought and managed to create a new debt profile consistent with the expected cash flow of our assets and to prevent servicing of the restructured debt from affecting the growth prospects of our business.

      In November 2004, as a result of the improvements in the Bank's financial condition and the successful implementation of the aforementioned capitalization and liquidity plan, the Argentine Central Bank released the Bank from the regulatory restructuring status that had been established in 2002. In addition, on April 29, 2005, the Bank was notified of the resolution of the Financial Superintendency to remove, effective April 29, 2005, the oversight of the Bank's management that had been exercised since February 2002 by two officers from the Argentine Central Bank, pursuant to Resolution No. 81/02 of the board of directors of the Argentine Central Bank.

CURRENCY COMPOSITION OF OUR BALANCE SHEET

      In 2002, together with the asymmetric pesification and the measures taken to compensate for it, the Argentine government modified the yields of assets and the cost of liabilities that had been pesified. In general, maximum and minimum fixed interest rates were established for pesified assets and liabilities, respectively. In addition, the principal of those assets and liabilities was adjusted by the change in the CER or the CVS. The latter was applicable up to March 31, 2004. In addition, in most cases, but especially in the case of public-sector assets, maturities were extended. The terms and conditions of peso-denominated loans to the public sector and of certain peso-denominated deposits were also modified. See Item 4. "Information on the Company -- Main Regulatory Changes in 2002, 2003 and 2004."

      As a result of these measures, as of December 31, 2004, December 31, 2003, and December 31, 2002, our balance sheet showed the following currency mismatches:

      - CER mismatch: The Bank's peso-denominated assets subject to adjustment by the CER (mainly secured loans and certain government securities) exceeded its CER-adjusted peso-denominated liabilities (mainly restructured deposits and the advance to be provided by the Argentine Central Bank to purchase the Hedge Bond). The recording of the financial assistance from the Argentine Central Bank as a CER-adjusted long-term peso-denominated liability in mid-2003 partially mitigated the Bank's long CER-indexed position. See " -- Funding" below.

      - Foreign-currency mismatch: The Bank's dollar-denominated assets (mainly Boden 2012) exceeded its dollar-denominated liabilities (debt securities, borrowings from foreign banks and deposits in foreign branches and subsidiaries).

      - Peso mismatch: The Bank's peso-denominated liabilities (voluntary deposits and the financial assistance from the Argentine Central Bank until 2002) exceeded its assets (mainly liquidity reserves and loans to the private sector), in each case, bearing market interest rates. This mismatch was partially corrected with the recording in mid-2003 of the financial assistance from the Argentine Central Bank as a long-term CER-adjusted liability.

      The net portfolios in CER-adjusted and foreign currency-denominated assets are funded by peso-denominated liabilities and by the Bank's shareholders' equity.

      The following table sets forth our assets and liabilities denominated in foreign currency, in pesos and adjustable by the CER, at the dates indicated.

                                                                   AS OF DECEMBER 31,
                                                      --------------------------------------------
                                                          2004          2003           2002
                                                      ------------   -----------   ---------------
                                                                                   (In millions of
                                                                                     February 28,
                                                                                   2003, constant
                                                         (In millions of pesos)        pesos)
ASSETS
In pesos, unadjusted (1)...........................    Ps. 5,666.0   Ps. 3,898.5      Ps. 3,050.8
In pesos, adjusted by the CER .....................       10,198.4      10,302.8         10,503.3
In pesos, adjusted by the CVS......................              -         317.1                -
In foreign currency................................        7,786.2       8,304.5         10,310.0
                                                      ------------   -----------   --------------
TOTAL ASSETS.......................................   Ps. 23,650.6   Ps.22,822.9     Ps. 23,864.1
                                                      ------------   -----------   --------------
LIABILITIES AND SHAREHOLDERS' EQUITY...............
In pesos, unadjusted, including shareholders' equity   Ps. 7,871.1   Ps. 5,951.6      Ps. 9,270.6
In pesos, adjusted by the CER......................        9,236.0       8,979.3          4,803.0
In pesos, adjusted by the CVS......................              -             -                -
In foreign currency................................        6,543.5       7,892.0          9,790.5
                                                      ------------   -----------   --------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.........   Ps. 23,650.6   Ps.22,822.9     Ps. 23,864.1
                                                      ------------   -----------   --------------

(1) As of December 31, 2002, includes assets eligible to be adju sted by the CVS in the form of loans to individuals totaling Ps. 356.1 million. The Bank began to apply the CVS adjustment to the principal of these loans in November 2003. T he CVS adjustment was applicable until March 31, 2004.

      Due to the characteristics of the Argentine financial market, the lack of hedge instruments and limited access to the international capital markets, the Bank's capacity to modify these mismatches has been and remains limited. Although the Bank completed the restructuring of its foreign debt in 2004 and has restructured the financial assistance from the Argentine Central Banks, both on terms that are consistent with the Bank's repayment capacity in Argentina's current economic environment, the Bank will, for the foreseeable future, have limitations on its ability to manage its assets and liabilities effectively so as to minimize risks resulting from mismatches in terms of currencies and yields.

      The Bank's inability to manage or hedge its mismatches exposes it mainly to fluctuations in the exchange rate in the inflation rate and in market interest rates. In the context of significant and differential fluctuations in the exchange rate, inflation rate and domestic interest rates, these mismatches have been a source of losses for the Bank and they expose the Bank to future potential losses.

      In addition, given that, as a result of the measures to compensate banks for the asymmetric pesification, the Bank's foreign currency-denominated assets comprise mainly the Compensatory and the Hedge Bonds, which accrue at Libor, the yield on the Bank's foreign currency-denominated assets has been lower than the cost of the Bank's foreign currency liabilities.

THE ARGENTINE ECONOMY IN 2004

      During 2004, the Argentine economy continued to grow, a growth that began at the end of 2002. The Argentine Gross Domestic Product (GDP) grew 9.0% in 2004. Estimates for GDP growth in 2005 published by the Argentine Central Bank currently average 6.7% with the median standing at 7%.

      In 2004, the increase in the economy's level of activity was accompanied by a moderate inflation. This is mainly explained by the significant foreign-currency surplus -favored by higher export prices-, by the sustained improvement in the Argentine government's fiscal position -which provided a foreseeable framework and allowed to keep the exchange rate stable and interest rates low- and by the existence of idle capacity.

      Furthermore, growth and institutional and macroeconomic stability led to an improvement in economic agents expectations, which was reflected in a gradual recovery of domestic demand. This process, along with the significant amount of idle installed capacity, allowed the industrial sector to grow considerably. In fact, this sector was one of the most dynamic, together with the construction sector.

      The recovery of the real economy was also reflected in the monetary variables. That was the case with credit to the private sector and total deposits, which experienced sustained growth during the year. However, the recovery of credit was only enough to maintain the ratio between loans to the private sector and GDP at the level attained in 2003, which is way below the levels observed during the 90's. Furthermore, while deposits evolved favorably, their growth was due, to a large extent, to the strong public sector surplus, most of it deposited in public banks.

      In January 2005, the Argentine government launched the debt exchange offer to restructure Argentina's defaulted foreign debt, a process that ended last on February 25 of that year with a high degree of creditor participation (76%). Still, approximately US$ 20.0 billion of defaulted bonds (24%) are in the hands of non-participating creditors.

      On March 25, 2005, non-participating creditors were able, in a New York court, to secure an attachment of US$ 7.0 billion of Argentine bonds which participating creditors had relinquished as part of the exchange. On March 31, 2005, the same New York court reversed its position and lifted the attachment but stayed the order pending review by a U.S. court of appeals. The New York court reversed its position on the attachment based on the fact that the bonds were legally owned by the participating bondholders, rather than the Argentine government, until the exchange is completed. The settlement of the exchange offer scheduled for April 1, 2005, did not take place on that date and remained subject to this dispute being decided, given that the Argentine government considered the debt restructuring as a single integral transaction in which it could not issue the new securities without receiving and canceling all of the old bonds tendered to the exchange. On May 13, 2005, the New York's appeals court overruled the attachment and remanded to the lower court, where the motion of stay was lifted. The action removed the last pending legal obstacle to completion of the deal. The settlement process commenced on May 24, 2005, the completion of which is pending.


THE ARGENTINE FINANCIAL SYSTEM IN 2004

      During 2004, change in the financial system in Argentina was very positive. Deposits and money market mutual funds recovered, and the financial system's liquidity as a whole increased. Furthermore, total credit to the private sector increased. Although the change in deposits was positive, their growth was mainly the result of growth in public-sector deposits. Private sector deposits growth was discouraged by a high tax levied on bank debits and credits (which is not to be computed on account of other taxes), which encourages depositors to hold cash as opposed to deposits.

      For 2005, expectations are that the growth of loans to the private sector and of deposits will continue, thus resulting in better operating results of financial institutions. A growing banking disintermediation is also expected, due to the increase in the use of and demand for financial instruments such as short- and long-term securities from financial trusts and negotiable obligations. Growth in credit to the private sector is a key factor to allow the recovery experienced by the Argentine economy to consolidate into a sustainable long-term growth process.

      During 2004, deposits from the public sector experienced the highest growth, with a 100.4% increase, reaching Ps. 31,774 million at the end of December 2004. This was a consequence of the high fiscal surplus, the highest in the past 50 years.

      Deposits from the private sector also increased, although less, showing a consolidation of confidence of the general public and institutional investors in the banking system. Private-sector time deposits (excluding those restructured) increased 6.5% to Ps. 35,149 million at year-end, and transactional deposits (deposits held in current accounts and savings accounts) increased 24.1% to Ps. 44,821 million. Deposits restructured or those subject to judicial proceedings decreased 66.4% (to Ps. 1,541 million). Total deposits from the private sector grew 10.6% during the year, reaching Ps. 81,511 million.

      Deposits from the financial sector and from residents abroad decreased 8.8%, reaching Ps. 869 million at year-end. Therefore, total deposits in the financial system grew 28.9%, reaching Ps. 114,407 million at the end of

2004. It is worth mentioning that, as of that date, restructured deposits or deposits subject to judicial proceedings accounted for less than 1.5% of such total.

      The growth of total deposits in the financial system increased the estimated total deposits to GDP ratio to 25.4% at the end of 2004, in comparison with the 24% recorded at the end of 2003. This ratio is still below the maximum ratio of 28% of GDP reached in December 1999, although it is a clear sign of recovery in comparison with the low recorded in December 2002, when it amounted to only 22% of GDP. At the same time, private-sector deposits are deemed to have reached 18.3% of GDP, a ratio similar to the one recorded at the end of 2003 (19%).

      The growing confidence in the financial system is also shown in the behavior of the segment corresponding to deposits of more than one million pesos ("proxy" of the placements from institutional investors), the increase in time deposits adjusted by the CER, as well as the extension of deposit terms. In 2004, private-sector deposits for amounts higher than one million pesos grew 18.3%, reaching Ps. 21,270 million, and private-sector time deposits adjusted by the CER grew 613% to Ps. 5,007 million. This contributed to the extension of deposit terms, as the minimum term for these deposits was 90 days at that moment.

      The stock of total loans to the private sector grew 24.9% in 2004, reaching Ps. 38,730 million at year-end, after having steadily diminished since 1999. This decline increased in 2002 (reaching 31%), and a reduction of 11.9% was recorded in 2003. The growth experienced in 2004 made the estimated ratio between total loans to the private sector and GDP be at 8.7% at year-end, a figure slightly higher than that recorded at the end of 2003, which was 8.1% of GDP, and still far from the 24.9% maximum reached at the end of 1999.

      Even though all types of loans experienced an increase, except for mortgage loans, the increase in credit to the private sector was mainly concentrated in credit lines related to the financing of consumption and businesses' working capital. Commercial loans to the private sector (advances in current accounts and promissory notes) grew 33.7%, reaching Ps. 12,012 million at year-end, and consumer credit lines (personal loans and loans through credit cards) increased 55.2% to Ps. 7,684 million. Personal loans experienced the highest growth during the year, with a 79.7% increase, reaching a balance of Ps. 4,264 million at the end of 2004. The balance of mortgage loans was the only one that decreased, by 5.3%, but with a marked deceleration of the decrease rate towards the second semester, in which it only decreased 1.2%, reaching Ps. 8,835 million at year end.

      Loans to the public sector decreased 21.3% in 2004. As a consequence of that decrease, the strong growth of loans to the private sector and, to a lesser extent, the increase in loans to the financial sector and to residents abroad (23.6%), the financial system's exposure to the public sector diminished. The share of loans to that sector in the total financial system's loans was 44.8% in December 2003 and 33.9% at the end of 2004.

      During 2004, the placement of notes from financial trusts in the primary market increased 128.5%, from Ps. 726 million in 2003 to Ps. 1,658 million. Thus, as loans increased, banks aimed at improving their working capital through the securitization of loan portfolios (transferring loans to financial trusts) in order to relend the funds obtained. At the same time, this is also an indication of the growing market interest, both from individuals and institutional investors, in securities issued by trusts, as investment alternatives with terms longer than those of deposits. Therefore, after the 2001-2002 crisis and especially in 2004, access to financing through capital market instruments began to grow in Argentina, entailing the disintermediation of traditional commercial banks.

      Despite the significant increase in loans to the private sector, the financial system's liquidity remained high. Liquidity (including financial institutions' cash in vaults, deposits at the Argentine Central Bank and reverse repurchase agreements with the Argentine Central Bank), which was 27.6% of total deposits at the end of 2003, increased to 29.2% at the end of 2004. Without considering reverse repurchase agreements, the financial system's liquidity went from 27.6% to 24.6% for the same period. These levels are similar to those recorded in the 90's, and even higher.

      At the end of 2004, the monetary base amounted to Ps. 52,768 million, showing a significant 12.66% increase from the previous year level. Although the expansionary monetary policy pursued in 2003 was maintained, the monetary base growth rate in 2004 was significantly lower than that of the previous year, which had been 26%. This lower expansion is mainly due to the fact that, although the Argentine Central Bank continued with its policy of issuing pesos with the purpose of preventing the appreciation of the exchange rate within a framework of a strong surplus in the balance of payment's current account, the fiscal surplus of the National Treasury and payments made by financial institutions to the Argentine Central Bank on account of repayment of rediscounts contributed to the lower expansion in comparison to the previous year.

      Liquidity provided by the Argentine Central Bank also contributed to the maintenance of low interest rates, which were decreasing during the year. The average interest rate on peso-denominated 30-day time deposits was 2.65% for the year, with a 1.8% floor and a 3.8% ceiling. Furthermore, lending rates also experienced a decrease, continuing with the trend that had started in 2003. The rate for peso-denominated advances in current accounts decreased from an average of 22.4% in December 2003 to 14.35% in December 2004, while the interest rate for personal loans decreased from an average of 33.31% in December 2003 to 27.84% for the same month in 2004. In this context, the cut-off rates of the primary market for peso-denominated Argentine Central Bank Bills (1 year term Lebac) decreased from 9.1% as of December 31, 2003, to 6.12% as of December 31, 2004.

      Real interest rates on deposits were negative throughout 2004, reaching negative yields of up to an annual 7% in several months. However, peso-denominated time deposits increased and CER-adjusted time-deposits increased exponentially, mainly in the second half of the year. Additionally, the spread between borrowing and lending rates also diminished significantly during the year, showing strong competition among banks in the credit market. Lastly, this decrease in spreads took place within an international environment of increasing interest rates. In fact, the 180-day Libor increased by 147 basis points during the year.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDING DECEMBER 31, 2004, DECEMBER 31, 2003 AND DECEMBER 31, 2002

GENERAL

      We discuss below our results of operations for our fiscal year ended December 31, 2004, as compared with our results of operations for the fiscal year ended December 31, 2003. We also discuss our results of operations for our fiscal year ended December 31, 2003 as compared with our results of operations for our fiscal year ended December 31, 2002.

NET LOSS

      Fiscal Year 2004 Compared to Fiscal Year 2003

      For fiscal year 2004, we recorded a net loss of Ps. 109.9 million compared to a net loss of Ps. 222.2 million for fiscal year 2003. The lower net loss in 2004 was primarily attributable to the following factors:

            - A 52.2% increase in net financial income mainly due to the 10.5% decrease in financial expenses. Net financial income includes a Ps. 193.3 million loss due to the valuation of public-sector assets in accordance with Argentine Central Bank rules and a Ps. 119.7 million net gain from the restructuring of the Bank's foreign debt closed in May 2004.

            - A 20.7% increase in net income from services, as a result of the Bank's higher level of activity in 2004.

            - A 33.6% decrease in provisions for loan losses and other receivables, which decreased from Ps. 286.4 million in fiscal year 2003 to Ps. 190.2 million in 2004.

            - A 10.7% increase in administrative expenses (Ps. 60.5 million), to Ps. 623.9 million in 2004 from Ps. 563.4 million in the prior fiscal year.

            - A 41.5% decrease in miscellaneous net income (Ps. 70.1 million), mainly as a result of an increase in the amortization of the difference recorded for amparo claims.

            -     A Ps. 43.2 million increase in the income tax charge.

      Net loss per share amounted to Ps. 0.093 in fiscal year 2004, while it amounted to Ps. 0.203 in fiscal year 2003.

      Return on average assets was a negative 0.42% and return on average shareholders' equity was a negative 7.32%, compared with a 0.95% negative return on average assets and a 14.53% negative return on shareholders' equity in the previous fiscal year.

      Fiscal Year 2003 Compared to Fiscal Year 2002

      For fiscal year 2003, we recorded a net loss of Ps. 222.2 million compared to a net loss after loss absorption (described below) of Ps. 1,509.3 million for fiscal year 2002. The lower net loss in 2003 was primarily attributable to the following factors:

            - a 71.4% reduction in financial expenses, from Ps. 4,560.4 million to Ps. 1,304.8 million;

            - a 82.6% reduction in charges for provisions for losses on loans and other receivables, from Ps. 1,648.6 million to Ps.
                  286.4 million;

            - a 40.5% reduction in administrative expenses, from Ps. 947.5 million to Ps. 563.4 million;

            - a 99.0% reduction in the monetary loss from financial intermediation, from Ps. 1,437.7 million to Ps. 14.2 million;

            - the generation of Ps. 168.9 million of miscellaneous income, net, compared to Ps. 429.4 million of miscellaneous losses for the same period in fiscal year 2002; and

            -     a 56.5% reduction in losses from equity investments, from Ps.
                  52.0 million to Ps. 22.6 million.

      The decrease in net loss in 2003 was partially offset by a 74.8% reduction in financial income, from Ps. 5,757.3 million to Ps. 1,452.1 million.

      In fiscal year 2002, we absorbed Ps. 1,370.0 million of net losses in accordance with Argentine Central Bank Communique "A" 3800. This loss absorption is explained under " -- Loss Absorption." After giving effect to the loss absorption allowed under Communique "A" 3800, our net loss for fiscal year 2002 was Ps. 1,509.3 million.

      Net loss per share amounted to Ps. 0.203 in fiscal year 2003. For fiscal year 2003, return on assets was a negative 0.95% and return on average shareholders' equity was a negative 14.53%, compared with a negative 1.39% return on assets and a negative 5.73% return on shareholders' equity in the previous fiscal year (after the loss absorption allowed by Communique "A" 3800). Before the absorption allowed by Communique "A" 3800, in 2002, these ratios were (10.68)% and (118.40)%.

                                                                                        GRUPO GALICIA
                                                                         -------------------------------------------
                                                                                      FISCAL YEAR ENDED
                                                                         -------------------------------------------
                                                                                         DECEMBER 31,
                                                                         -------------------------------------------
                                                                           2004              2003             2002
                                                                         ---------          ------           -------
                                                                                                  (in millions of
                                                                                                    February 28,
                                                                                                   2003, constant
                                                                        (in millions of pesos,     pesos, except
                                                                          except percentages)       percentages)
CONSOLIDATED INCOME STATEMENT
Financial income...................................................      Ps. 1,391.6    Ps. 1,452.1     Ps. 5,757.3
Financial expenses.................................................          1,167.4        1,304.8         4,560.4
Net financial income...............................................            224.2          147.3         1,196.9
Provision for losses on loans and other receivables ...............            190.2          286.4         1,648.6
Net income from services...........................................            436.3          361.4           375.4
Monetary loss from financial intermediation........................                -          (14.2)       (1,437.7)
Administrative expenses............................................            623.9          563.4           947.5

                                                                                        GRUPO GALICIA
                                                                         ---------------------------------------------
                                                                                      FISCAL YEAR ENDED
                                                                         ---------------------------------------------
                                                                                         DECEMBER 31,
                                                                         ---------------------------------------------
                                                                           2004              2003           2002
                                                                         ---------          ------        --------
                                                                                                       (in millions of
                                                                                                         February 28,
                                                                                                        2003, constant
                                                                        (in millions of pesos,          pesos, except
                                                                          except percentages)            percentages)
Monetary gain (loss) from operating expenses.......................                -            0.1            21.0
Minority interest..................................................            (14.3)          (9.2)          272.2
Income from equity in other companies..............................              3.0          (22.6)          (52.0)
Miscellaneous income (loss), net ..................................             98.8          168.9          (429.4)
Monetary gain (loss) from other transactions.......................                -           (3.5)         (163.2)
Income tax.........................................................            (43.8)          (0.6)          (66.4)
Net income before absorption.......................................           (109.9)        (222.2)       (2,879.3)
Absorption subject to approval of annual   shareholders' meeting...                -              -         1,370.0
NET INCOME AFTER ABSORPTION........................................      Ps.  (109.9)    Ps. (222.2)   Ps. (1,509.3)
Return on average assets...........................................            (0.42)%        (0.95)%         (6.04)%
Return on average shareholders' equity.............................            (7.32)        (14.53)         (62.06)

FINANCIAL INCOME

         Our financial income was composed of the following:

                                                                                        GRUPO GALICIA
                                                                         -------------------------------------------
                                                                                      FISCAL YEAR ENDED
                                                                         -------------------------------------------
                                                                                         DECEMBER 31,
                                                                         -------------------------------------------
                                                                           2004              2003          2002
                                                                         ---------          ------       --------
                                                                                                       (in millions
                                                                                                        of February
                                                                                                         28, 2003,
                                                                         (in millions of pesos)       constant pesos)
Income on loans and other receivables resulting from financial
intermediation and premiums earned on reverse repos................      Ps.   746.3    Ps.   880.7     Ps. 1,404.2
Income from government and corporate securities, net...............                -           46.2           560.6
Other (1)..........................................................            645.3          525.2         3,792.5
TOTAL..............................................................      Ps. 1,391.6    Ps. 1,452.1     Ps. 5,757.3

(1) Reflects income from financial leases, net, and differences in the quotation of gold and foreign currency as well as premiums on forward sales of foreign exchange. Also includes CER adjustments in the amount of Ps.559.7 million, Ps.474.1 million and Ps. 3,402.8 million for fiscal years 2004, 2003 and 2002, respectively, and a CVS adjustment in the amount of Ps.28.9 million and Ps. 35.0 million for fiscal years 2004 and 2003, respectively.

      The following table shows our yields on interest-earning assets and cost of funds:

                                                                             GRUPO GALICIA, AS OF DECEMBER 31,
                                                      ---------------------------------------------------------------------------
                                                              2004                        2003                         2002
                                                      ---------------------------------------------------------------------------
                                                         AVERAGE              AVERAGE              AVERAGE       NOMINAL    REAL
                                                         BALANCE     RATE     BALANCE      RATE    BALANCE        RATE      RATE
                                                      ------------   -----   ----------    ----    --------      -------    -----
                                                                                                                  (in millions of
                                                                                                                   February 28,
                                                                                                                  2003, constant
                                                                                                                   pesos, except
                                                              (in millions of pesos, except rates)                    rates)
INTEREST-EARNING ASSETS .......................       Ps. 20,735.4    6.06%  Ps. 20,725.1   6.44%  Ps. 26,953.5     19.71%    3.43%
  Government securities........................            3,238.7   (0.29)       2,082.8   3.43        2,255.6     13.24    36.49
  Loans........................................           11,137.9    9.87       11,556.7   9.84       15,262.4     28.86   (26.18)
  Other (1)....................................            6,358.8    2.61        7,085.6   1.77        9,435.5      6.47    43.42
INTEREST-BEARING LIABILITIES ..................       Ps. 18,294.0    5.71%  Ps. 18,637.7   6.17%  Ps. 22,896.3     18.89%    7.84%
  Current accounts.............................              434.0    1.11          215.6   1.39          194.6      8.99   (31.57)

                                                                             GRUPO GALICIA, AS OF DECEMBER 31,
                                                      ---------------------------------------------------------------------------
                                                              2004                       2003                         2002
                                                      ---------------------------------------------------------------------------
                                                         AVERAGE              AVERAGE              AVERAGE      NOMINAL    REAL
                                                         BALANCE     RATE     BALANCE     RATE     BALANCE       RATE      RATE
                                                      ------------   -----   ----------   ----     -------      -------    -----
                                                                                                                  (in millions of
                                                                                                                   February 28,
                                                                                                                  2003, constant
                                                                                                                   pesos, except
                                                              (in millions of pesos, except rates)                    rates)
  Saving accounts..............................            1,034.5    0.41       613.1     0.55    1,451.8      0.63     (20.11)
  Time deposits................................            3,317.5    4.05     3,608.3     7.13    6,371.5     20.95      16.06
  Argentine Central Bank (2)...................            8,165.6    8.56     8,062.7     5.87    7,147.6     31.31     (39.83)
  Other financial entities.....................              983.6   11.66     2,074.4     9.20    2,778.7      8.85      58.68
  Debt securities (includes
   negotiable obligations).....................            3,190.6    0.87     2,710.5     5.69    2,568.5      5.90      62.26
  Other .......................................            1,168.2    5.17     1,353.1     5.03    2,383.6     13.82      31.19
SPREAD AND NET YIELD

Interest spread, nominal basis (3).............                       0.35%                0.27%                0.82%     (4.41)%
Net yield on interest-earning
   assets (4)..................................                       1.02                 0.89                 3.66      (6.41)
Financial margin (5) ..........................                       1.08                 0.71                 4.44

(1) Includes amounts corresponding to the compensatory bond and the Hedge bond.

(2) Includes the financial assistance from the Argentine Central Bank and the advance to be granted by the Argentine Central Bank for the subscription of the Hedge Bond.

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

      In the preceding table, the bank's holdings of Bogar were not reclassified as government securities for fiscal year 2003, being included under "Loans" for that year.

      Fiscal Year 2004 Compared to Fiscal Year 2003

      Financial income amounted to Ps. 1,391.6 million, showing a 4.2% decrease compared to the Ps. 1,452.1 million recorded in fiscal year 2003. The slight decrease in financial income was the result of a lower average yield on interest-earning assets.

      The average yield on interest-earning assets decreased 38 basis points ("b.p.") to 6.06%. This decline is mainly attributable to a 372 b.p. decrease in the average yield on government securities. This decrease was mainly due to the adjustment to the valuation of the External Notes held by the Bank, in accordance with the guidelines of Argentine Central Bank's Communique "A" 4084. The decrease in the aforementioned yield was partially offset by an 84 b.p. increase in the average yield of the item "Other Interest-Earning Assets", mainly as a consequence of the increase of the Libo rate during the fiscal year, at which rate the Compensatory and Hedge Bonds accrue interest. These two bonds represent the main portion of the balance of this item.

      Average interest-earning assets remained at levels similar to those of the previous fiscal year as a consequence of : i) a 55.5% increase in the net position in government securities; ii) a 10.3% decrease in the item "Other Interest-Earning Assets"; and iii) a 3.6% decrease in the average loan portfolio.

      The average loan portfolio amounted to Ps. 11,137.9 million, 3.6% lower than the Ps. 11,556.7 million for fiscal year 2003. This reduction was due to a Ps. 572.8 million decrease in average loans to the public sector, partially offset by a Ps. 154.0 million increase in average loans to the private sector. The decrease in average loans to the public sector was mainly due to the reclassification of the holdings of Bogar from "Loans" to "Government Securities" in the last quarter of 2004, in the tables regarding yields in this section. See Item 4. "Information on the Company -- Selected Statistical Information -- Government and Corporate Securities."

      With respect to loans to the private sector, there was an improvement in the volume of loans granted during the fiscal year, which implied a 3.9% increase in the average balance for the fiscal year when compared to that of the prior fiscal year. It is worth noting that this increase would have been significantly higher if considered before the securitizations and portfolio sale, as well as the significant charge-offs against allowances for loan losses, that took place during 2004. See Item 4. "Information on the Company -- Selected Statistical Information -- Loan Portfolio" and Item 4. "Information on the Company -- Selected Statistical Information -- Charge offs."

      Based on daily information published by the Argentine Central Bank, the estimated loan market share in the Argentine financial system of the Bank (on an unconsolidated basis and excluding the regional credit-card companies' loan portfolio), was 9.15% as of December 31, 2004 and 13.18% as of December 31, 2003. The decrease in the Bank's loan market share during this fiscal year was mainly due to the already mentioned reclassification of the holdings of Bogar under the item "Government Securities."

      The average yield on total loans, including the CER adjustment, was 9.87% compared to 9.84% in fiscal year 2003, with the private-sector loan portfolio accruing a 12.98% average interest rate and the public-sector loan portfolio accruing an 8.05% average interest rate. It is worth noting that the yield on public-sector loans, mostly Secured Loans, increased due to: i) the increase in the CER adjustment, which grew from 3.66% in 2003 to 5.48% in 2004, and ii) the reclassification of Bogar, already discussed, as a consequence of which the loss due to the adjustment to the valuation of public-sector assets provided for in Argentine Central Bank's Communique "A" 3911 and complementary ones (valuation at present value) was recorded under "Government Securities", while in the previous fiscal year it had been recorded as reducing the yield of the item "Loans". The amount of the adjustment of Bogar was Ps. 87.3 million in 2004. The increase in the yield of public-sector loans was partially offset by the decrease in the interest-rate on private sector loans. This decrease reflected the decrease in market interest rates.

      The average interest rate on peso-denominated private-sector loans decreased by 840 b.p., from 23.67% to 15.27%. This decrease was mainly due to the drop in interest rates experienced by the market as a whole, partially offset by the increase in the CER.

      The average position in government securities was Ps. 3,238.7 million, 55.5% higher than the Ps. 2,082.8 million for fiscal year 2003. This higher position was mainly due to the above mentioned Bogar reclassification. It should be noted that, even though the effect is almost none on average balances, in 2004 the amount of the Compensatory Bond decreased as a consequence of the transfer of Boden 2012 for a face value of US$ 170 million to Galicia Uruguay, which were used by Galicia Uruguay for the settlement of the second exchange offer made to its customers, and of the completion of the restructuring of the foreign debt of the Bank's Head Office in Argentina and that of its Cayman Branch, which implied transferring Boden 2012 for a face value of US$ 36.9 million to those creditors who chose to receive such securities. This decrease was more than offset by a partial crediting of Boden 2012 corresponding to the Compensatory Bond, which took place in the third quarter of 2003.

      The average yield of the position in government securities decreased 372 b.p., from 3.43% in fiscal year 2003 to a negative yield of 0.29% in fiscal year 2004. This decrease was mainly due to : (i) a 290 b.p. decrease in the average rate of peso-denominated government securities, mainly as a consequence of the adjustment to the Bogar valuation for Ps. 87.3 million, adjustment that was recorded under "Loans" in the previous fiscal year; and (ii) a 699 b.p. decrease in the rate of dollar-denominated government securities, due to the recording of the adjustment to the valuation of the External Notes in accordance with the provisions of Communique "A" 4084 of the Argentine Central Bank and complementary ones. This valuation implied a Ps. 106 million reduction in net income for the fiscal year.

      The aggregate losses from the valuation of public sector assets (Bogar, External Notes and Secured Loans) in accordance with the Argentine Central Bank rules (Communiques "A" 3911 and complementary ones) amounted to Ps. 193.3 million in 2004, with a 46.1% increase (Ps. 61.0 million) from the Ps. 132.3 million recorded for the same concept in 2003.

      The "Other Interest-Earning Assets" item is mainly comprised of the Compensatory and Hedge Bonds to be received, resulting from the compensation for the asymmetric pesification and recorded under "Other Receivables from Financial Brokerage". The Ps. 726.8 million decrease in the average balance of "Other Interest-Earning Assets" is mainly due to the partial crediting of the Compensatory Bond during the third quarter of fiscal year 2003, recorded from that moment on under the item "Government Securities".

      The average yield on "Other Interest-Earning Assets" increased 84 b.p., mainly due to: i) a 200 b.p. increase in the average yield of other assets denominated in pesos, mainly as a consequence of the higher variation of the CER during the twelve months of fiscal year 2004 (as was discussed in previous paragraphs), and given that the Galtrust I Financial Trust, among others, is recorded under this item, the principal of which is adjusted by such coefficient; and ii) a 36 b.p. increase in the average yield of other assets denominated in dollars, mainly due to the increase in the Libo rate during fiscal year 2004, at which rate the Compensatory and Hedge Bonds accrue interest.

      Financial income for fiscal year 2004 includes a Ps. 51.4 million profit from foreign-exchange quotation differences, which includes a Ps. 54.0 million gain from foreign exchange brokerage transactions.

      Fiscal Year 2003 Compared to Fiscal Year 2002

      For fiscal year 2003, our financial income was Ps. 1,452.1 million, a 74.8% decrease compared to Ps. 5,757.3 million in fiscal year 2002. The decrease was the result of the lower yield on interest-earning assets and a lower average volume of such assets. The average yield on interest-earning assets decreased 1,327 basis points to 6.44%. This decline is mainly attributable to the 1,902 basis-point decrease in the average yield on loans, which was due in turn to a CER variation of 3.7% for fiscal year 2003 compared to a CER variation of 40.5% for fiscal year 2002. Average interest-earning assets for fiscal year 2003 were Ps. 20,725.1 million, 23.1% lower than the Ps. 26,953.5 million for fiscal year 2002. This decrease was the result of a decline in the average loan portfolio by 24.3%, a 24.9% decrease in the item "Others" and a 7.7% decrease in the net position in government securities.

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

      Based on daily information published by the Argentine Central Bank, the Bank's estimated loan market share in the Argentine financial system (on an unconsolidated basis and excluding the regional credit-card companies' loan portfolio) was 13.18% as of December 31, 2003, and 11.04% as of December 31, 2002.

      In fiscal year 2003, the average yield on total loans, including the CER adjustment, was 9.84% compared to 28.86% in fiscal year 2002. During this period, the private-sector loan portfolio accrued at an average 20.03% interest rate and the public-sector loan portfolio accrued at an average 4.51% interest rate. The yield on public-sector loans (mostly secured loans) was reduced by the valuation rules issued by the Argentine Central Bank. Those secured loans resulting from an exposure (in origin) to the Argentine national government accrued the CER adjustment plus a 4.0% average annual interest rate and those resulting from an exposure (in origin) to the Argentine provincial governments accrued the CER adjustment plus a 2.0% average annual interest rate. However, Argentine Central Bank Communique "A" 3911 established that certain public-sector assets had to be recorded at their present value calculated using a discount rate of 3.0% per annum. See Item 4. "Information on the Company -- Selected Statistical Information -- Government and Corporate Securities -- Valuation." The effect of adjusting the book value of secured loans in accordance with this rule resulted in a Ps. 132.3 million loss for the Bank. This loss decreased our financial income during fiscal year 2003.

      The average interest rate on peso-denominated private-sector loans decreased by 345 basis points mainly due to the difference in the CER variation (in fiscal year 2002, the CER increased 40.5% and, in fiscal year 2003, it increased only 3.7%).

      Our average position in government securities in fiscal year 2003 was Ps. 2,082.8 million, 7.7% lower than the Ps. 2,255.6 million for fiscal year 2002. In addition, the average interest rate on those assets decreased from 13.2% to 3.4% over the same period. Our average position in government securities decreased due to the acceptance by holders of Ps. 693.0 million in deposits with the Bank of the Canje I, an offer made to depositors to exchange their deposits for government bonds, which was completed in late December 2002. See Item 4. "Information on the Company -- Main Regulatory Changes in 2002, 2003 and 2004 -- Deposits."

      The "Other" item is mainly comprised of the Compensatory and Hedge Bonds resulting from the compensation for the asymmetric pesification to be received by the Bank and recorded under the balance sheet account "Other Receivables from Financial Intermediation," the balance of which was Ps. 4,629.6 million as of December 31, 2003. These bonds are dollar-denominated. The Ps. 2,349.9 million decrease in the average balance of "Other" mainly reflects reporting the additional compensation to be received under "Government Securities" in fiscal year 2003 rather than "Other," as previously, and the net effect of restating in constant currency of February 28, 2003, the balances of these bonds in fiscal year 2002 and the decrease in the exchange rate between the two periods.

      The average yield on "Other" decreased 470 basis points mainly due to the lower variation of the CER in fiscal year 2003 (as previously explained). This item includes the Bank's holdings of notes from the Galtrust I Financial Trust (whose assets consist of secured loans originally extended to Argentine provincial governments), the principal of which is adjusted by the CER.

FINANCIAL EXPENSES

Our financial expenses were composed of the following:

                                                                           GRUPO GALICIA
                                                                       -----------------------
                                                                          FISCAL YEAR ENDED
                                                                             DECEMBER 31,
                                                                 --------------------------------------
                                                                    2004         2003         2002
                                                                 -----------  -----------  ------------
                                                                                           (in millions
                                                                                           of February
                                                                                             28,2003,
                                                                                             constant
                                                                  (in millions of pesos)      pesos)
Expenses from
  Interest on deposits ........................................  Ps.   115.7  Ps.   228.6  Ps.   448.4
  Debt securities .............................................        122.3        155.6        281.0
  Expenses from Government and Corporate Securities, Net                 7.0          0.0          0.0
  Contributions and taxes .....................................         48.8         31.7         50.4
  Other (1) ...................................................        873.6        888.9      3,780.6
                                                                 -----------  -----------  -----------
TOTAL .........................................................  Ps. 1,167.4  Ps. 1,304.8  Ps. 4,560.4
                                                                 -----------  -----------  -----------

-----------------
(1) Includes accrued interest on liabilities resulting from financial brokerage with banks and international entities and premiums payable on repos. For fiscal years 2004, 2003 and 2002, includes Ps.501.8 million, Ps. 187.5 million and Ps. 1,734.6 million, respectively, of CER adjustments.

      Fiscal Year 2004 Compared to Fiscal Year 2003

      Financial expenses decreased 10.5% to Ps. 1,167.4 million, from the Ps. 1,304.8 million recorded in fiscal year 2003. This reduction was the result of a 46 b.p. decrease in the average cost of funds and of a 1.8% decrease in the average balance of interest-bearing liabilities.

      Average interest-bearing liabilities amounted to Ps. 18,294.0 million for fiscal year 2004 compared to Ps. 18,637.7 million for fiscal year 2003. The slight decrease was mainly the result of a 7.9% increase in interest-bearing deposits (which grew from Ps. 4,437.0 million to Ps. 4,786.0 million), which was more than offset by a Ps. 610.7 million decrease in the aggregate balance of the items "Other Financial Institutions and Debt Securities."

      The increase in the average balance of interest-bearing deposits was mainly the result of the strong increase in the Bank's deposits in Argentina in current accounts, savings accounts and time deposits (excluding restructured deposits), which, taking into account end-of-period balances, was of Ps. 1,896.5 million during fiscal year 2004, equivalent to 52.4% as compared to the figure recorded at the close of the previous fiscal year.

      The increase in the average balance of interest-bearing deposits was partially offset by:

   - The exchange offer made by Galicia Uruguay, carried out during the first quarter of 2004, of restructured deposits and negotiable obligations for cash and Boden 2012;

   - The payment by Galicia Uruguay, in September 2004, of the installment set up in its deposit restructuring schedule.

   - The completion, in the third quarter of 2004, of the Canje II set forth by Decree No.1836/02, in which restructured deposits were exchanged for Argentine government securities.

      Of the total average interest-bearing deposits, Ps. 1,425.5 million were dollar-denominated deposits and Ps. 3,360.5 million were peso-denominated, compared with Ps. 1,631.9 million and Ps. 2,805.1 million, respectively, in fiscal year 2003.

      Considering only private-sector deposits in current and savings accounts and time deposits (excluding restructured deposits), raised only by the Bank in Argentina, the estimated deposit market share of the Bank in the Argentine financial system increased to 7.49% as of December 31, 2004, compared to 5.80% as of December 31, 2003.

      The average cost of interest-bearing deposits was 3.00%, 295 b.p. lower than the 5.95% average cost for the previous fiscal year. Peso-denominated deposits accrued a 3.73% average interest rate (including those adjusted by CER), compared to an 8.45% average interest rate in fiscal year 2003. This decrease was mainly the consequence of the decrease in peso borrowing interest rates experienced by the market as a whole in 2004. Likewise, the cost of dollar-denominated deposits was 1.28%, 36 b.p. lower than the 1.64% for fiscal year 2003. This reduction was also attributable to the decrease in borrowing interest rates in the Argentine market and to the lower share of Galicia Uruguay's deposits that accrue interests at a fixed rate through the year.

      The average balance of liabilities with financial institutions and debt securities was Ps. 4,174.2 million on aggregate, lower than the Ps. 4,784.9 million for fiscal year 2003. The change in the composition of such total between both fiscal years was mainly the consequence of the decisions made by the creditors that participated in the restructuring of the foreign debt of the Bank and its Cayman Branch, concluded in May 2004, as many bank creditors chose to receive bonds. The average cost of these liabilities as a whole was 3.41% for the twelve months of 2004. For the prior fiscal year, this cost was 7.21%. The decrease in the average cost for fiscal year 2004 was mainly due to the reduction in principal and interest that resulted from the restructuring of the foreign debt of the Bank completed in May 2004. The resulting profit amounted to Ps. 142.5 million (being offset by Ps. 22.8 million on account of taxes).

      The item "Argentine Central Bank" recorded an average balance that was Ps.
102.9 million higher than the Ps. 8,062.7 million of fiscal year 2003, and an average cost of 8.56%, 269 b.p. higher than the 5.87% interest rate for fiscal year 2003. This item mainly shows the average balances of the financial assistance from the Argentine Central Bank and of the advance to be granted by the Argentine Central Bank for the purchase of the Hedge Bond. End-of-period balances, as of December 31, 2004, amounted to Ps. 5,707.0 million and Ps. 2,720.7 million, respectively, compared to Ps. 5,663.1 million and Ps. 2,536.1 million, respectively, at the close of the previous fiscal year. Both liabilities are adjusted by CER, which explains the increase in the average interest rate for the fiscal year.

      The decrease in the average balance of the item "Other Interest-Bearing Liabilities" was of Ps. 184.9 million for fiscal year 2004, mainly due to the partial amortization of the loan granted to the Bank by the Fondo Fiduciario para la Reconstruccion de Empresas (Fiduciary Fund for the Reconstruction of Businesses, or "FFRE", former Fiduciary Fund for the Assistance of Financial Institutions and Insurance Companies or "FFAEFyS"), the period-end balance of which as of December 31, 2003, was Ps. 104.8 million compared to Ps. 32.5 million as of December 31, 2004.

      Fiscal Year 2003 Compared to Fiscal Year 2002

      Financial expenses for fiscal year 2003 decreased by 71.4% to Ps. 1,304.8 million compared to Ps. 4,560.4 million for fiscal year 2002. The reduction in financial expenses was the result of a 1,272 basis-point decrease in the average cost of funds and of an 18.6% decrease in the average balance of interest-bearing liabilities. Average interest-bearing liabilities for fiscal year 2003 amounted to Ps. 18,637.7 million compared to Ps. 22,896.3 million for fiscal year 2002. This decrease is explained, among other factors, by the restatement of fiscal year 2002 figures in constant currency of February 28, 2003. Average interest-bearing deposits amounted to Ps. 4,437.0 million in fiscal year 2003, 44.7% lower than the Ps. 8,017.9 million for fiscal year 2002. This decrease was primarily the result of:

- the significant decrease in the Bank's deposits, both of its Argentine and foreign operations, that took place during the first months of 2002;

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

- the completion by late December 2002 of the Canje I (see Item 4. "Information on the Company -- Main Regulatory Changes in 2002, 2003 and 2004 -- Deposits");

- to a lesser extent, the lifting of restrictions on the availability of restructured deposits as established by Decree No. 739/03, as a result of which, between April 2003 and August 2003, the Bank retained approximately 75% of the amount of restructured deposits that became freely available as well as of the maturity of the installments for the repayment of the remaining restructured deposits (see Item 4. "Information on the Company -- Main Regulatory Changes in 2002, 2003 and 2004 -- Deposits"); and

- the appreciation of the peso against the U.S. dollar between 2002 and 2003.

      Interest-bearing deposits held with the Bank in Argentina increased from Ps. 2,535.7 million as of December 31, 2002, to Ps. 3,248.5 million as of December 31, 2003. This growth was not sufficient to offset the factors outlined above, however.

      Of the total average interest-bearing deposits for fiscal year 2003, Ps. 1,631.9 million were dollar-denominated deposits and Ps. 2,805.1 million were peso-denominated compared with Ps. 3,938.5 million and Ps. 4,079.4 million, respectively, in fiscal year 2002. The Bank's estimated market share of "voluntary" deposits (current account and saving account deposits plus voluntary time deposits) in the Argentine financial system only, based on daily information published by the Argentine Central Bank, increased to 4.77% as of December 31, 2003, compared to 4.34% as of December 31, 2002.

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

      In fiscal year 2003, the item "Argentine Central Bank" recorded an average balance that was Ps. 915.1 million greater than the Ps. 7,147.6 million of fiscal year 2002 and an average cost of 5.87%, 2,544 basis points lower than the 31.31% interest rate for fiscal year 2002. The increase in the average balance mainly reflects the addition of the supplemental advance from the Argentine Central Bank to be granted to the Bank for the purchase of the Hedge Bond corresponding to pesified assets of foreign branches and subsidiaries under the provisions of Decree No. 2167/02. See Item 4. "Information on the Company
-- Main Regulatory Changes in 2002, 2003 and 2004 -- Compensation to Financial Institutions -- For the Asymmetric Pesification and its Consequences."

      During fiscal year 2003, the average amount of outstanding financial assistance owed by the Bank to the Argentine Central Bank, excluding borrowings from the Argentine Central Bank used to repay debt with the Banking Liquidity Fund, was Ps. 4,786.1 million compared with Ps. 4,878.5 million for fiscal year 2002. The higher amount recorded for fiscal year 2002 reflects the adjustment for inflation of 2002 amounts through February 28, 2003. The average cost of this financial assistance was 5.83% for fiscal year 2003 compared to 28.25% for fiscal year 2002. The Bank obtained approval for the voluntary restructuring of the financial assistance owed to the Argentine Central Bank in accordance with the terms of Decrees No. 739/03 and No. 1262/03. Therefore, on April 30, 2003, this financial assistance began to accrue the CER adjustment plus a 3.5% annual interest rate. Prior to that date, this financial assistance was a peso-denominated unadjusted liability accruing interest at a rate equivalent to 80.0% of the monthly average interest rate on 30-day Lebac or the minimum term Lebac auctioned on the market.

      The borrowings from the Argentine Central Bank to repay debt with the Banking Liquidity Fund amounted in average to Ps. 807.2 million in fiscal year 2003 compared with Ps. 484.3 million in fiscal year 2002. This debt is adjusted by the CER and accrues at a 3.5% annual interest rate. The advance to be granted by the Argentine Central Bank for the purchase of the Hedge Bond is adjusted by the CER and accrues at a 2.0% annual interest rate. The average balance of this liability was Ps. 2,472.0 million in fiscal year 2003 and Ps. 2,008.8 million in fiscal year 2002. This increase was due to the addition of the advance to be granted by the Argentine Central Bank for the purchase of the Hedge Bond corresponding to pesified assets of foreign branches and subsidiaries during the second half of 2002.

      During fiscal year 2003, debt with other financial institutions recorded an average balance of Ps. 2,074.4 million, 25.3% lower than the Ps. 2,778.7 million for fiscal year 2002. The average cost was 9.20% for fiscal year 2003, 36 basis points higher than the 8.85% for fiscal year 2002. The decrease in the average balance was mainly attributable to the appreciation of the peso and the increase in interest rate was mainly attributable to the increase in the cost of credit lines denominated in pesos.

      The decrease in the average balance of the item "Other Interest-Bearing Liabilities" between fiscal year 2003 and the previous period is mainly attributable to the repayment of repurchase agreements entered into with the Argentine Central Bank and the repayment of a loan from the Banking Liquidity Fund during 2002 with the proceeds of borrowings from the Argentine Central Bank. In addition, the item "Other Interest-Bearing Liabilities" included the average balances of loans granted to the Bank by Sedesa and the FFRE (formerly FFAEFyS), both dollar-denominated and amounting, on average, to Ps. 190.5 million and Ps. 90.6 million, respectively, in fiscal year 2003, compared with Ps. 158.2 million and Ps. 79.7 million, respectively, in fiscal year 2002.

      Financial expenses for fiscal year 2003 include a Ps. 169.1 million loss for foreign-exchange quotation differences mainly reflecting the revaluation of the Bank's foreign currency net position for the decrease in the exchange rate from Ps. 3.36 as of December 31, 2002, to Ps. 2.93 as of December 31, 2003. This loss was partially offset by a Ps. 57.9 million gain from foreign exchange brokerage transactions.

NET FINANCIAL INCOME

      Net financial income for fiscal year 2004 was Ps. 224.2 million and the financial margin was 1.08%. For fiscal year 2003 net financial income was Ps.
147.3 million, and the net financial margin was 0.71%. In fiscal year 2002, net financial income was Ps. 1,196.9 million and the net financial margin was 4.44%.

      Net financial income increased in 2004 as compared with 2003 due to the decrease in net financial expenses, which was mainly due to the lower cost of deposits, which accompanied the trend in the Argentine market, and to the lower cost of the Bank's foreign debt which includes the Ps. 119.7 million gain from the restructuring completed in May 2004.

      As a consequence of the measures implemented during the 2001-2002 crisis regarding the asymmetric pesification of the financial system's assets and liabilities and the compensation of its effects, the Bank has a net position in peso-denominated assets adjusted by CER and a net position in assets denominated in foreign currency, and a net position in non-adjusted-peso-denominated liabilities. Net financial income for 2004 and 2003 was influenced by the results from the matched portfolios in these currencies and by the funding of the mismatches in assets adjusted by CER and assets denominated in foreign currency with non-adjusted-peso-denominated liabilities.

      In terms of currencies, in 2004, our net financial income (before the losses from the valuation of public-sector assets in accordance with Argentine Central Bank regulations and before the gain from the restructuring of the Bank's foreign debt), mainly reflects the gains generated by the matched portfolios denominated in pesos and in pesos adjusted by CER. The dollar-denominated matched portfolio recorded a loss due to the fact that the Compensatory and Hedge Bonds, which represent most of the Bank's dollar-denominated assets, accrue the LIBO rate. Therefore, the yield on interest-earning assets denominated in foreign-currency was lower than the cost of liabilities denominated in foreign currency. Also, the funding with non-adjusted peso-denominated liabilities of the net position in assets adjusted by CER recorded a profit, while that of the net position in dollar-denominated assets showed a break-even situation.

      Also, in fiscal year 2003, the appreciation of the peso from Ps. 3.36 per US$ 1.00 as of December 31, 2002, to Ps. 2.93 per US$ 1.00 as of December 31, 2003, resulted in a significant loss given the Bank's net asset position in foreign currency. However, the loss derived from the net position of the Bank in CER-adjusted assets was significantly reduced in the second quarter of fiscal year 2003 by the restructuring of the Bank's debt with the Argentine Central Bank for liquidity support into long-term CER-adjusted liabilities.

      In addition, in 2004 and in 2003, accrual by the Compensatory and the Hedge Bonds, which represent most of our dollar-denominated assets, at LIBOR, caused the yield of interest-earning foreign currency assets to be lower than the cost of interest-bearing foreign currency liabilities.

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

PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES

      Fiscal Year 2004 Compared to Fiscal Year 2003

      The provision for losses on loans and other receivables for fiscal year 2004 amounted to Ps. 190.2 million, 33.6% lower than the Ps. 286.4 million recorded in fiscal year 2003, thus reflecting an improvement in the quality of the Bank's loan portfolio. This improvement evidences the favorable developments in the Argentine economy in the last two years, the achievement of significant restructurings of the Bank's commercial portfolio and the significant charge-offs against allowances for loan losses.

      As of December 31, 2004, the Bank's non-accrual portfolio represented 7.74% while it represented 15.04% of its total loan portfolio as of the same date of the previous year. Considering loans to the private sector only, the Bank's non-accrual portfolio as of December 31, 2004, was 16.02% of such portfolio, compared to 31.19% as of December 31, 2003.

      The coverage of the non-accrual loan portfolio with allowances reached 90.51% and the loan loss allowances as a percentage of total loans (excluding interbank loans) amounted to 7.33% as of December 31, 2004. As of December 31, 2003, these ratios were 90.61% and 13.91%, respectively.

      Fiscal Year 2003 Compared to Fiscal Year 2002

      The provision for losses on loans and other receivables for fiscal year 2003 was substantially lower than that recorded in fiscal year 2002, amounting to Ps. 286.4 million in fiscal year 2003 compared with Ps. 1,648.6 million for fiscal year 2002.

      During 2003, the Bank's ratio of non-accrual loans to total loans increased to 15.04% of the Bank's total loan portfolio from 13.08% as of December 31, 2002. This increase was mainly due to the reclassification of Bogar (recorded as loans in 2002) as government securities in 2003. If this reclassification is not considered, that is, if the Bogar are considered as loans, the Bank's ratio of non-accrual loans to total loans decreases to 9.86% as of December 31, 2003. The actual improvement in the Bank's loan portfolio quality is also evidenced by the decrease in the ratio of non-accrual loans to total loans calculated considering only loans to the private sector. The Bank's non-accrual private-sector loan portfolio as of December 31, 2003, was 31.19% of the Bank's total private-sector loan portfolio, compared to 35.47% as of December 31, 2002.

      The improvement in loan portfolio quality reflects the recovery of the Argentine economy during 2003 and the progress made during the year in restructuring the Bank's commercial loan portfolio.

      Due to the establishment of significant loan loss allowances, mainly during 2002, the coverage of the non-accrual loan portfolio, with allowances, reached 90.61% and the loan loss allowances as a percentage of total loans (excluding interbank loans) amounted to 13.91% as of December 31, 2003. If the abovementioned reclassification of the Bogar from loans to government securities is not taken into account, this ratio would have been 9.68%. As of December 31, 2002, these ratios were 104.45% and 13.84%, respectively.

NET INCOME FROM SERVICES

      Our net income from services consisted of:

                                                                                        GRUPO GALICIA
                                                                            -------------------------------------
                                                                                      FISCAL YEAR ENDED
                                                                            -------------------------------------
                                                                                         DECEMBER 31,
                                                                            -------------------------------------
                                                                               2004       2003         2002
                                                                            ---------  ---------  ---------------
                                                                                                   (in millions
                                                                                                    of February
                                                                               (in millions of       28, 2003,
                                                                                    pesos)        constant pesos)
Income from
  Credit cards............................................................  Ps. 315.1  Ps. 260.9  Ps.       281.5
  Deposits accounts.......................................................       80.3       66.6             91.9
  Credit-related fees.....................................................       21.6       12.9             30.1
  Check collection........................................................       10.1        7.5             10.3
  Collection services (taxes and utility bills) ..........................        8.3        6.6              7.0
  Foreign trade...........................................................       19.9       13.6             14.1
  Insurance...............................................................       27.3       22.0             32.8
  Other (1)...............................................................       46.5       41.7             48.4
                                                                            ---------  ---------  ---------------
TOTAL INCOME..............................................................  Ps. 529.1  Ps. 431.8  Ps.       516.1
TOTAL EXPENSES............................................................  Ps.  92.8  Ps.  70.4  Ps.       140.7
                                                                            ---------  ---------  ---------------
NET INCOME FROM SERVICES..................................................  Ps. 436.3  Ps. 361.4  Ps.       375.4
                                                                            ---------  ---------  ---------------

--------------------
(1) Includes fees from market making in government securities, investment banking activities, asset management, safe deposit boxes and cash management.

      Fiscal Year 2004 Compared to Fiscal Year 2003

      Net income from services amounted to Ps. 436.3 million for fiscal year 2004, 20.7% higher than the Ps. 361.4 million recorded in the previous fiscal year. All categories grew, mainly as a consequence of a significant increase in the volume of transactions together with an increase, in the third quarter of 2004, in the price of certain services.

      Income from credit and debit cards of Ps. 315.1 million contains Ps. 203.3 million of income from the regional credit-card companies. These companies managed 1,510.8 thousand cards as of December 31, 2004, a 28.1% increase from December 31, 2003. Income from services of the regional credit-card companies increased 16.8% from the previous fiscal year, due to the increase in the average number of cards managed and to the fact that the use of these cards increased significantly in fiscal year 2004.

      The Bank's income from credit and debit card operations not related to the regional credit-card companies was Ps. 111.8 million. The number of cards managed by the Bank (excluding those managed by the regional credit-card companies) increased 42.2%, reaching 718.3 thousand as of December 31, 2004, compared to 505.1 thousand as of December 31, 2003. Income from services of the Bank's credit and debit card operations (excluding those managed by the regional credit-card companies) increased 28.8%, from Ps. 86.8 million to Ps. 111.8 million. This higher income was attributable to both the higher number of credit cards and the higher average use of such cards shown during the year.

      The Bank's total deposit accounts amounted to 1,000.8 thousand as of December 31, 2004, 4.8% higher than as of December 31, 2003.

      Reflecting the higher credit activity, the increase in the volume of deposits and the higher sales of products and the increase in the price of certain services during the last quarter, significant growth was achieved in income from services from the following items : financial fees (67.4%), foreign trade (46.3%), collection (34.7%), utility bills collection services (25.8%), insurance (24.1%) and deposit accounts (20.6%).

      Expenses from services increased 31.8%, from Ps. 70.4 million in fiscal year 2003 to Ps. 92.8 million.

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

      Income from credit card operations not related to the regional credit card companies was Ps. 86.8 million. The number of cards administered by the Bank (excluding those administered by the regional credit card companies) amounted to
505.1 thousand as of December 31, 2003, compared to 498.6 thousand as of December 31, 2002. However, income from the Bank's credit card operations not related to the regional credit cards companies for fiscal year 2003 decreased 28.6% from the Ps. 121.6 million recorded in fiscal year 2002. This decrease was mainly attributable to the restatement of the 2002 figures for inflation, as in nominal terms the credit card income of the Bank not related to the regional credit card companies decreased only slightly. The decrease in nominal terms was due to a 13.9% decrease in the average number of credit cards managed (from
585.3 thousand in 2002 to 503.7 thousand in 2003). This decline was partially compensated by an increase in the use of such cards. The improved performance of the credit card business of the regional companies in 2003 relative to that of the Bank is attributable to an improvement in the competitive and economic conditions prevailing in the regions of Argentina in which the regional companies operate.

      The following table sets forth the number of credit cards outstanding on the dates indicated:

                                                                                            % CHANGE
                                                                                     --------------------
                                                     DECEMBER 31,                         DECEMBER 31,
                                               -----------------------               --------------------
CREDIT CARDS (1)                                  2004        2003         2002      2004/2003  2003/2002
                                               ----------  -----------  -----------  ---------  ---------
VISA.........................................     553,316      411,367      423,397    34.51%     (2.84)%
   "Gold"....................................      85,861       66,303       59,547    29.50      11.35
   International.............................     302,115      218,041      231,374    38.56      (5.76)
   Domestic..................................     163,300      125,832      130,081    29.78      (3.27)
   "Business"................................       2,040        1,191        2,395    71.28     (50.27)
AMERICAN EXPRESS.............................     161,799       89,294       67,254    81.20%     32.77%
   "Gold"....................................      47,829       34,508       25,014    38.60      37.95
   International.............................     113,970       54,786       42,240   108.03      29.70
MASTERCARD...................................       3,231        4,420        7,971   (26.90)%   (44.55)%
   "Gold"....................................         474          682        1,257   (30.50)    (45.74)
   MasterCard................................       2,704        3,738        6,714   (27.66)    (44.33)
   Argencard.................................          53            0            0   100.00       0.00
REGIONAL CREDIT CARD COMPANIES (2)...........   1,510,804    1,179,192    1,097,838    28.12%      7.41%
  Visa.......................................     394,619      368,088      426,075     7.21     (13.61)
  Local Brands...............................   1,116,185      811,104      671,763    37.61      20.74
                                               ----------  -----------  -----------  -------    -------
TOTAL .......................................   2,229,150    1,684,273    1,596,460    32.35%      5.50%
AMOUNT OF PURCHASES(3).......................  Ps.3,720.1  Ps. 2,925.7  Ps. 2,423.7    27.15      20.71
                                               ----------  -----------  -----------  -------    -------

----------------
(1) Issued by Banco Galicia and subsidiaries.

(2) Tarjeta Naranja, Tarjeta Comfiar, Tarjetas Cuyanas and Tarjetas del Mar. Tarjeta Naranja and Tarjeta Comfiar merged on November 2003.

(3) In millions of pesos of fiscal years 2003 and 2004. In millions of February 28, 2003, constant pesos, for fiscal year 2002.

      The Bank's total deposit accounts amounted to 943.3 thousand as of December 31, 2003, 9.1% lower than that as of December 31, 2002.

      The decrease in credit-related fees was mainly due to the decrease in the volume of loan operations during all of 2002 and 2003 and to the effect of the WPI in fiscal year 2002. Expenses from services were affected in fiscal year 2002 by a nonrecurring US$ 10.0 million charge in connection with the Bank's prepayment of certain structured-note transactions.

MONETARY LOSS FROM FINANCIAL INTERMEDIATION

      No monetary loss was recorded in fiscal year 2004, as the adjustment of financial statements for inflation was not applicable in 2004.

      The monetary loss from financial intermediation amounted to Ps. 14.2 million in fiscal year 2003 compared to Ps. 1,437.7 million in fiscal year 2002. This decrease was the result of a lower increase in the WPI in fiscal year 2003 (2.03%), as compared with fiscal year 2002 (118.4%). In addition, it was the result of the fact that financial statements for fiscal year 2003 were adjusted for inflation from January 1, 2003, through February 28, 2003, only. Therefore, in addition to reflecting the substantial decrease in inflation between both periods, monetary loss from financial intermediation for year 2003 included only two months of adjustment.

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

ADMINISTRATIVE EXPENSES

      The following table sets forth components of our administrative expenses:

                                                                                     GRUPO GALICIA
                                                                       ---------------------------------------
                                                                                   FISCAL YEAR ENDED
                                                                       ---------------------------------------
                                                                                      DECEMBER 31,
                                                                       ---------------------------------------
                                                                          2004        2003          2002
                                                                       ----------  ----------  ---------------
                                                                                               (in millions of
                                                                                                 February 28,
                                                                                               2003, constant
                                                                       (in millions of pesos)       pesos)
Salaries and social security contributions ..........................  Ps.  242.0  Ps.  198.3  Ps.       435.3
Property-related expenses ...........................................        55.6        70.1            100.0
Personnel services ..................................................        27.0        15.7             23.6
Advertising and publicity ...........................................        37.8        20.0             15.3
Amount accrued in relation to directors' and syndics' compensation...         4.1         1.9              3.2
Electricity and communications ......................................        27.0        27.2             42.5
Taxes ...............................................................        40.9        29.8             57.8
Other ...............................................................       189.5       200.4            269.8
                                                                       ----------  ----------  ---------------
TOTAL ...............................................................  Ps.  623.9  Ps.  563.4  Ps.       947.5
                                                                       ----------  ----------  ---------------

      Fiscal Year 2004 Compared to Fiscal Year 2003

      Administrative expenses amounted to Ps. 623.9 million, 10.7% higher than the Ps. 563.4 million recorded in the previous fiscal year. Personnel expenses and expenses due to personnel services, increased 25.7% in aggregate, from Ps.
214.0 million in fiscal year 2003 to Ps. 269.0 million in fiscal year 2004. This increase was mainly due to higher salaries, which included a one-time payment at the end of the year.

      The Bank's staff, including its consolidated subsidiaries' personnel, grew 5.9%, from 5,859 to 6,205 employees, as a consequence of the higher overall level of activity.

      The remaining administrative expenses totaling Ps. 354.9 million in fiscal year 2004, were 1.6% higher than the Ps. 349.4 million recorded the previous fiscal year. The decrease in expenses related to property-related expenses (Ps.
14.5 million) and in other expenses (Ps. 10.9 million) were more than compensated by the increases in expenses related to advertising and publicity (Ps. 17.8 million), taxes (Ps. 11.1 million) and payments to directors and syndics (Ps. 2.2 million). The taxes charge includes the provision for the personal assets tax of the Group's shareholders of fiscal years 2002, 2003 and 2004, which is paid by Grupo Galicia in accordance with the resolution of our shareholders meeting held on April 22, 2004.

      Fiscal Year 2003 Compared to Fiscal Year 2002

      Administrative expenses amounted to Ps. 563.4 million in fiscal year 2003, 40.5% lower than the Ps. 947.5 million recorded in fiscal year 2002.

      This decrease shows the full impact of the significant efforts made by the Bank during 2002 to streamline its operational structure and reduce its administrative expenses within the framework of the Galicia capitalization and liquidity plan. This process was mainly concentrated in the second half of fiscal year 2002. Between December 31, 2001, and December 31, 2003, the number of branches in the Bank's branch network declined by 62, 61 of which were closed in fiscal year 2002. The "Galicia Ahora" service centers were closed and their activity was consolidated into the branch network mainly during the second quarter of 2002.

      In addition, the Bank's staff, excluding staff of subsidiaries, decreased by 226 employees between December 31, 2002 and 2003, a 5.6% decrease from the December 31, 2002, level. In fiscal year 2002, the Bank's staff, excluding staff of subsidiaries, decreased by 1,804 employees through voluntary retirement plans. Consolidated subsidiaries' staff increased by 24 employees, or 1.2%, during fiscal year 2003. Moreover, during 2002, the Bank renegotiated all of its leases and supply contracts. Expenses related to salaries and social security contributions totaled Ps. 198.3 million in fiscal year 2003, 54.4% lower than in the previous period. This decrease was due to the decrease in staff.

      The remaining administrative expenses totaled Ps. 365.1 million in fiscal year 2003, 28.7% lower than the Ps. 512.2 million of the prior fiscal year. All components of the remaining administrative expenses showed a decrease as a consequence of the cost-reduction initiatives implemented by the Bank, except for advertising and publicity, which increased by 30.7%.

INCOME/(LOSS) FROM EQUITY INVESTMENTS

      In fiscal year 2004, we recorded Ps. 3.0 million in income from equity investments, as compared to the Ps. 22.6 million loss recorded in fiscal year 2003. The fiscal year profit was mainly due to the Ps. 1.9 million profit from our interest in Banelco S.A.

      In fiscal year 2003, we recorded a Ps. 22.6 million loss from equity investments as compared to a loss of Ps. 52.0 million recorded in fiscal year 2002. The loss in fiscal year 2003 was mainly due to losses recorded by Aguas Argentinas S.A. (Ps. 8.8 million), Tradecom International (Ps. 6.5 million), Camino de las Sierras S.A. (Ps. 2.3 million) and Aguas Cordobesas S.A. (Ps. 0.9 million).

      In fiscal year 2002, we recorded a loss from equity investments of Ps.
52.0 million. This loss was mainly due to losses recorded by Aguas Argentinas (Ps. 25.5 million), Aguas Provinciales de Santa Fe S.A. (Ps. 17.5 million) and Aguas Cordobesas (Ps. 6.9 million).

MISCELLANEOUS INCOME (LOSS), NET

      Miscellaneous net income for fiscal year 2004 amounted to Ps. 98.8 million, 41.5% lower than the Ps. 168.9 million recorded in the previous year. The amount recorded in fiscal year 2004 was mainly due to the net reversal of allowances, mainly for loan losses, in the amount of Ps. 123.6 million, and to loan recoveries for Ps. 110.1 million. The latter amount includes Ps. 56.8 million from the sale of part of the Bank's loan portfolio recorded off-balance sheet. These gains were partially offset by the loss from the amortization of amparo claims in the amount of Ps. 121.0 million.

      During fiscal year 2003, miscellaneous income, net (excluding the associated monetary loss), amounted to Ps. 168.9 million compared to a Ps. 429.4 million loss in fiscal year 2002. The gain recorded in fiscal year 2003 was mainly due to a net reversal of allowances, mainly for loan losses, in the amount of Ps. 185.4 million and to loan recoveries for Ps. 40 million. This income was partially offset by the application of the provisions of Argentine Central Bank Communique "A" 3916, which established that the deferred loss associated with amparo claims had to be amortized beginning in April 2003, in 60 monthly consecutive installments. This amortization totaled Ps. 77.9 million for the period from April 2003 to December 2003.

      In fiscal year 2002, the loss was mainly the result of the establishment of allowances for contingencies related to the Bank's interests in non-financial companies, the amortization of certain goodwill and the coverage of all estimated restructuring expenses.

LOSS ABSORPTION

      Argentine Central Bank Communique "A" 3800 offered financial institutions the option to absorb losses recorded during fiscal year 2002 with and up to amounts recorded under the shareholders' equity accounts "Retained Earnings" and "Unrealized Valuation Difference," subject to the approval by their boards of directors and share-holders. The annual meeting of the Bank's shareholders, held on April 30, 2003, approved the absorption by the Bank of the amounts mentioned in the paragraph below.

      Under "Absorption subject to the approval of the shareholders' meeting," Ps. 1,370.0 million are shown, equivalent to 93.59% of Banco Galicia's gain from the revaluation of its net asset foreign currency position as of December 31, 2001, from Ps. 1.0 to Ps. 1.4 per US$ 1.0. This gain amounted to Ps. 1,463.9 million and was recorded by the Bank under the shareholders' equity account "Unrealized Valuation Difference" in accordance with Argentine Central Bank Communique "A" 3703. This amount, together with Ps. 353.7 million in retained earnings, was used by the Bank to absorb losses for the same amount.

      We absorbed losses for Ps. 1,370.0 million recorded as "Unrealized Valuation Difference" since we did not have retained earnings.

INCOME TAX

      In fiscal year 2004, a charge of Ps. 43.8 million was recorded on account of income tax, from which Ps. 29.6 million corresponded to Tarjetas Regionales S.A consolidated with its operating subsidiaries, Ps. 12.9 million corresponded to Grupo Galicia on non-consolidated basis, Ps. 0.6 million to Sudamericana Holding S.A., Ps. 0.5 million to Galicia Warrants, and Ps. 0.2 million to Galicia Valores S.A.

      In fiscal year 2003, income tax expense amounted to Ps. 0.6 million.

      In fiscal year 2002, income tax expense amounted to Ps. 66.4 million. This expense is mainly due to Grupo Galicia on a non-consolidated basis beginning to apply the deferred tax method in 2002. This implied the recognition of a deferred liability of Ps. 54.2 million and an income tax expense for the same amount. The tax provision of Grupo Galicia on a non-consolidated basis was Ps. 5 million while the remaining income tax expense was mainly due to the charges recorded by Galicia Factoring y Leasing S.A. (Ps. 1.8 million) and Galicia Valores S.A. (Ps. 3.4 million).

      During fiscal year 2002, the variation in our shareholders' equity was Ps. 1,502.7 million, while the reported net loss was Ps. 1,509.3 million. The Ps.
6.6 million difference is due to the fact that we began to apply the deferred tax method in 2002, which implied the recognition of an adjustment to the previous fiscal year's results for the same amount.

U.S. GAAP AND ARGENTINE BANKING GAAP RECONCILIATION

GENERAL

      We prepare our financial statements in accordance with Argentine Banking GAAP. The more significant differences between Argentine Banking GAAP and U.S. GAAP relate to the determination of the allowance for loan losses, the carrying value of certain government securities and receivables for government securities, the accounting of the Bank's external debt restructuring and recognition of deferred income taxes. For more detail on differences in accounting treatment between Argentine Banking GAAP and U.S. GAAP through December 31, 2004, see note 41 to our consolidated financial statements.

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

                                  DECEMBER 31, 2004  DECEMBER 31, 2003  DECEMBER 31, 2002
                                  -----------------  -----------------  -----------------
                                   HIGH        LOW    HIGH         LOW   HIGH        LOW
                                  -----       -----  -----        ----  -----       -----
                                                                         (in millions of
                                                                        February 28, 2003
                                   (in millions of pesos)                constant pesos)
Performing Commercial Loans.....  159.7        1.7   215.2        24.4  242.9        19.1
Performing Consumer Loans.......   15.4       11.1    23.2        20.0  111.3       102.4

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

            -     "Defective Fulfillment"

            -     "Difficulty in Recovery"

            -     "Uncollectible"

      For these loans, Banco Galicia has developed a range of loss projections based on the default experience of nonperforming loans. Based on this data, Banco Galicia has calculated a range of estimated loan losses for nonperforming consumer loans:

                                  DECEMBER 31, 2004  DECEMBER 31, 2003  DECEMBER 31, 2002
                                  -----------------  -----------------  ------------------
                                   HIGH      LOW      HIGH      LOW     HIGH        LOW
                                  -------  --------  -------  --------  --------  --------
                                                                         (in millions of
                                                                        February 28, 2003
                                        (in millions of pesos)           constant pesos)
Non-Performing Consumer Loans...  Ps.45.3  Ps. 37.0  Ps.84.6  Ps. 74.4  Ps.248.7  Ps.228.4

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

      For loans that were not collateral dependent, the expected future cash flows to be received from the loans were discounted using the interest rate at each balance sheet date for variable loans. Loans that were collateral dependent, and for which there was an expectation that the loan balance would be recovered via the exercise of collateral, were valued using the fair value of the collateral. In addition, in order to assess the fair value of collateral, Banco Galicia has discounted collateral valuations due to the extended period of time that it can take to foreclose on assets in Argentina.

      Summary

      The following table identifies the high and low of loan loss reserves for the periods indicated.

                                          DECEMBER 31, 2004        DECEMBER 31, 2003         DECEMBER 31, 2002
                                         --------------------  ------------------------  ------------------------
                                           HIGH        LOW        HIGH          LOW         HIGH          LOW
                                         ---------  ---------  -----------  -----------  -----------  -----------
                                                                                             (in millions of
                                                                                            February 28, 2003
                                               (in millions of pesos)                         constant pesos)
Performing Commercial Loans ...........  Ps. 159.7  Ps.   1.7  Ps.   215.2  Ps.    24.4  Ps.   242.9  Ps.    19.1
Performing Consumer Loans .............       15.4       11.1         23.2         20.0        111.3        102.4
Non-Performing Consumer Loans .........       45.3       37.0         84.6         74.4        248.7        228.4
Non-Performing Commercial Loans .......      379.5      379.5        953.7        953.7      1,031.5      1,031.5
                                         ---------  ---------  -----------  -----------  -----------  -----------
TOTAL .................................  Ps. 599.9  Ps. 429.3  Ps. 1,276.7  Ps. 1,072.5  Ps. 1,634.4  Ps. 1,381.4
                                         ---------  ---------  -----------  -----------  -----------  -----------
LOAN LOSS RESERVE UNDER U.S. GAAP......       Ps. 592.3             Ps.  1,117.2               Ps.  1,634.0
                                         ====================  ========================  ========================

      As of December 31, 2002, Banco Galicia expected that the loan loss reserve under U.S. GAAP would fall more toward the high end of the range due to the significant uncertainties associated with the Argentine economic crisis. The reserve under U.S. GAAP would be in that range due to the recording of substantial losses caused by the situation in Argentina in 2002, partially offset by the decrease of the loan loss reserve of the impaired loans under SFAS 114 due to the effect of inflation. As of December 31, 2003, and December 31, 2004, Banco Galicia expected that the loan loss reserve under U.S. GAAP would fall more toward to the midpoint and to the high end of the range, respectively, due to the continuing clean up of its loan portfolio through charge-offs.

      In addition to assessing the reasonableness of the loan loss reserve as described above, Banco Galicia makes an overall determination of adequacy of each period's reserve based on such ratios as:

            -     Loan loss reserves as a percentage of non-accrual loans

            -     Loan loss reserves as a percentage of total amounts past due

            - Loan loss reserves as a percentage of past-due unsecured amounts.

                                                                      DECEMBER 31, 2004  DECEMBER 31, 2003  DECEMBER 31, 2002
                                                                      -----------------  -----------------  -----------------
Loan loss reserves as a percentage of non-accrual loans ............        84.75%             85.98%            101.48%
Loan loss reserves as a percentage of total amounts past due .......       131.09             110.50             133.65
Loan loss reserves as a percentage of past-due unsecured amounts....       454.17             310.59             271.97

CARRYING VALUE OF SECURED LOANS, CERTAIN GOVERNMENT SECURITIES AND RECEIVABLES FOR GOVERNMENT SECURITIES

      Under Argentine Banking GAAP, our holdings of secured loans, Bogar, Boden 2012 corresponding to the Compensatory Bond received or receivable by the Bank and the External Notes are carried in accordance with Argentine Central Bank valuation rules for public-sector assets, as explained hereunder in Item 4. "Information on the Company -- Selected Financial Information -- Government and Corporate Securities -- Valuation," " -- Critical Accounting Policies -- Secured Loans" and " -- Critical Accounting Policies -- Government Securities and Other Accounts Receivable with the Government."

      Under U.S. GAAP, all of these assets are carried at fair value due to several reasons as fully explained in note 41 to our financial statements and " -- U.S. GAAP - Critical Accounting Policies."

      Government securities that are included under investment accounts under Argentine Central Bank rules (Boden 2012 corresponding to the Compensatory Bond) as well as Bogar and External Notes, which are classified as unlisted government securities, are considered as available for sale under U.S. GAAP. Unrealized gains or losses on these securities are reflected in "Other Comprehensive Income." Declined value of these securities other than temporary are reflected in the income statement.

      In connection with the Bank's right (but not its obligation) to purchase the Hedge Bond, under Argentine Banking GAAP, the Bank has recognized the right to purchase the corresponding Boden 2012 at its equivalent value as if the Bank had the associated bond in its possession, and recognized the associated liability to fund the Hedge Bond as if the Bank had executed the debt agreement with the Argentine Central Bank. The receivable is denominated in U.S. dollars and bears interest at Libor, while the liability to the Argentine Central Bank is denominated in pesos and accrues interest at CER plus 2.0%, each retroactive to February 3, 2002.

      Under U.S. GAAP, the right to purchase the Hedge Bond is not considered an asset under Financial Accounting Standards Board Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements. Under this concepts statement, assets are defined as "... probable future economic benefits obtained or controlled by an entity as a result of past transactions or events." In addition, one of the three essential characteristics of an asset is that an entity can obtain the benefit and can control others' access to it. As of December 31, 2004, December 31, 2003, and December 31, 2002, the Bank could not obtain the benefit of the Hedge Bond until the transaction is approved by the Argentine Central Bank and the Bank remits funds to the Argentine Central Bank. Similarly, the liability under U.S. GAAP will be recognized when the Bank actually enters into the relevant financing arrangement.

      In addition, as of December 31, 2004 and 2003, under Argentine Banking GAAP, the Bank had recorded under "Intangible Assets" the difference arising from the reimbursement of restructured deposits at the market exchange rate pursuant to amparo claims and the carrying value of these restructured deposits. Such difference was recorded under "Other Receivables from Financial Brokerage" as of December 31, 2002. The receivable for differences related to amparo claims does not represent an asset under U.S. GAAP.

ADJUSTMENT TO PRIOR YEAR RESULTS

      As fully described in note 38 to our financial statements, under Argentine Banking GAAP, in accordance with Argentine Central Bank rules, we recorded adjustments to prior year results as contra equity adjustments. Under U.S. GAAP, APB 20 generally prohibits retroactive restatement of prior year financial statements to reflect accounting changes. As a result, we recorded through our year results the amounts reflected as restatement on our prior year results.

FOREIGN DEBT RESTRUCTURING

      As fully described in note 1 "Foreign Debt Restructuring" to our financial statements, on May 18, 2004, we completed the restructuring of our foreign debt. As a result of this restructuring, we recorded a Ps. 119.7 million net gain under Argentine Banking GAAP.

      For U.S. GAAP purposes, we accounted the restructuring in two steps. The first step of the debt restructuring required the holders of our debt to exchange its old debt with us for new debt in two tranches. Pursuant to EITF 02-04, we did not receive any concession from the holders of the debt and therefore, we did not consider the first step of our restructuring as a troubled debt restructuring. Pursuant to EITF 96-19 we accounted the first step restructuring as modification of the old debt and therefore we did not recognize any gain or loss. The second step restructuring allowed the holders of our debt to forgive us certain amount of debt based on different options that we offered to exchange our debt. Pursuant to U.S. GAAP we accounted for this second step of our restructuring in accordance with FAS 15, as the holders of our debt granted us certain concessions. FAS 15 requires the comparison of the future cash flows of our restructured debt and the carrying value of our debt at the restructuring date.

      We did not record any gain on our troubled debt restructuring since a gain can only be recognized when the carrying value of our debt at the date of the restructuring exceeds the total future cash payments of our restructured debt reduced by the fair value of the assets and equity given by us as payment of the debt. As a result, under U.S. GAAP, the carrying amount of our restructured debt is greater than the amount recorded under Argentine Banking GAAP. Therefore, under U.S. GAAP we calculated a new effective interest rate to reflect the present value of the future cash payments of our restructured debt.

INCOME TAX

      Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and therefore income taxes are recognized on the basis of amounts due in accordance with Argentine tax regulations. This method was applied to Banco Galicia. However, the Group and the Group's non-bank subsidiaries applied the deferred income tax method. AS a result the Group's non-bank subsidiaries recognized a deferred tax.

      For the purposes of U.S. GAAP reporting, the Group applies SFAS No. 109 "Accounting for Income Taxes." Under this method, income taxes are recognized based on the liability method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax bases of the Group's assets and liabilities. Deferred tax assets are recognized if it is more likely than not that such assets will be realized.

SUMMARY

      As a result of the above and other differences, net income and shareholders' equity for Banco Galicia under Argentine Banking GAAP and U.S. GAAP for the periods indicated were as follows:

                                 NET INCOME (LOSS)         SHAREHOLDERS' EQUITY (DEFICIT)
                           ----------------------------   --------------------------------
                           ARGENTINE BANKING              ARGENTINE BANKING
                                 GAAP         U.S. GAAP          GAAP          U.S. GAAP
                           -----------------  ---------   -----------------  -------------
                                                (in millions of pesos)
Fiscal Year 2004              Ps. (109.9)     Ps.  (1.1)     Ps. 1,519.5     Ps. (3,195.7)
Fiscal year 2003.........         (222.2)     Ps. 731.3          1,419.4     Ps. (4,453.3)

                                 (in millions of February 28, 2003 constant pesos)
Fiscal year 2002.........       (1,509.3)         422.5          1,600.8         (5,422.3)

      The significant differences that result between net income under U.S. GAAP and net income under Argentine Banking GAAP primarily reflect that under U.S.
GAAP:

            - significant losses were recognized in 2001 from the effects of several Argentine government actions reflected at the end of that year. With the improvement in the Argentine economy and business environment, changes in estimated losses are reflected in 2002, 2003 and 2004.

            - the recording of the effects of the right to receive the Hedge Bond are not recognized, the effect of which varies significantly in 2002, 2003 and 2004.

            - the amounts receivable for the Compensatory Bond are reflected at market values with changes in values being recognized in the income statement, the effect of which varies significantly in 2002, 2003 and 2004.

            - much of the Argentine public-sector debt balances reflect market-value adjustments recognized from exchange transactions. Accretion of the discount, considering the amounts estimated to be collected, are recognized as income after the exchange transaction occurs.

            - the Bank's foreign debt restructuring completed in 2004 was accounted as a troubled debt restructuring. Therefore the carrying value of such debt is higher under U.S. GAAP.

            - we recognized a loss on the External Notes tendered to the exchange offered by the Argentine government to restructure its foreign debt, to reflect the terms and conditions of such restructuring.

RESULTS BY SEGMENTS

GENERAL

      Banco Galicia is our most significant subsidiary. We also have an 87.5% direct interest in Sudamericana Holding S.A. (in which Banco Galicia holds a 12.5% stake), an 87.5% direct participation in Net Investment S.A. (Banco Galicia owns the remaining 12.5% stake) and an 87.5% direct interest in Galicia Warrants S.A., where Banco Galicia holds the other 12.5%.

      Grupo Galicia's main segments are:

      - the "Grupo Galicia" segment showing Grupo Galicia's (on a non-consolidated basis) specific income and expenses not attributable to its investments in subsidiaries, except for goodwill amortization;

      - the "Insurance" segment, corresponding to Sudamericana Holding's consolidated results of operations (including the 12.5% interest owned by the Bank);

      - the "Other Grupo Businesses" segment representing the results of operations of Net Investment S.A. consolidated and Galicia Warrants S.A. (in both cases, including the results of the 12.5% interests of the Bank); and

      -     Banco Galicia's operating segments (see below).

      Our results by segment are shown in note 36 to our audited consolidated financial statements. The column "Corporate Adjustments" comprises intercompany transactions between Grupo Galicia and its consolidated subsidiaries that are eliminated in our consolidated income statement and the results corresponding to minority interests in Banco Galicia. For fiscal year 2002, this column also includes the loss absorption made by Grupo Galicia. See " -- Results of Operations for the Fiscal Years Ending December 31, 2004, December 31, 2003 and December 31, 2002 -- Loss Absorption."

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

      Head Office -- corresponds to business conducted with customers in Banco Galicia's Head office and with the national and provincial public sectors.

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

      Below is a discussion of our results of operations by segment for the years ended December 31, 2004, 2003 and 2002, based on the existing Grupo Galicia and Banco Galicia segments.

RESULTS BY SEGMENTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2004

      Grupo Galicia -- This segment posted a net loss of Ps. 16.5 million in fiscal year 2004, mainly due to a Ps. 13.0 million income tax provision. This income tax provision was the result of the appreciation of the value of the subordinated bond issued by the Bank and held by us. Operating expenses offset the net financial income (Ps. 13.5 million and Ps. 13.1 million respectively) and the rest of the negative result was due to other losses corresponding mainly to the depreciation of intangible assets. The net financial income is explained by Ps. 6.6 million that is the return on our financial holdings, and Ps. 6.5 due to a 1.4% increase in the exchange rate that affected our dollar-denominated assets. The main items of the operating expenses were Ps. 9.4 million corresponding to the provision of personal assets tax, Ps. 1.1 of fees for services received and Ps. 0.9 for personnel expenses.

      Insurance -- The insurance segment showed a consolidated income of Ps. 4.2 million for the twelve-month period ended September 30, 2004. Galicia Vida S.A. recorded a Ps. 6.8 million profit, which was partially offset by the Ps. 2.0 million loss recorded by Instituto de Salta Seguros de Vida S.A. The consolidated income of

Sudamericana Holding S.A. is mainly made up of the following: (i) collection of premiums and accrual of claims for Ps. 11.7 million, (ii) net financial income for Ps. 11.9 million attributable to gains resulting from CER adjustments and interest earned on deposits, government securities and secured loans, (iii) administrative expenses amounting to Ps. 13.5 million, approximately 50% of which corresponds to personnel expenses and (iv) net expenses from services for Ps. 4.7 million, mainly generated by acquisition commissions paid to the Bank and to producers.

      Other Grupo Businesses -- This segment, showing the results of Net Investment S.A. and Galicia Warrants S.A., posted a Ps. 2.1 million net loss. The negative result of this segment was attributable to Net Investment. Galicia Warrants' net income amounted to Ps. 0.5 million, while Net Investment showed a Ps. 2.6 million loss, mainly due to the poor performance of its operating subsidiaries, which generated a Ps. 2.1 million loss from equity investments.

      The results of the segments relating to the breakdown of the Bank's operations were as follows:

      Buenos Aires Metropolitan Branches and Rest of the Country Branches -- In aggregate, these two segments which recorded similar behaviors, showed a Ps.
135.3 million profit (Ps. 76.4 million and Ps. 58.9 million, respectively). These segments' net profits were the consequence of greater net financial income and net fee income, and income from reversals of loan loss provisions, which were partially offset by an increase in administrative expenses.

      These segments' net financial income reflects a recovery in average loans (the branches' loan portfolio is mainly comprised of loans to the private sector, which increased in average from Ps. 1,917.3 million to Ps. 2,010.3 million for the two segments in aggregate in 2004); and an increase in average deposits from Ps. 3,092.5 million to Ps.4,041.5 million. In addition, there was an increase in the lending rates on the branches' loan portfolio and a decrease in their cost of funds (deposit interest rates).

      As a consequence of the improvement in the quality of their loan portfolios, in 2004, the branches' reversed loan loss provisions. This mainly reflects the improved performance of the Argentine economy as a whole in the last two years.

      Fee income increased 17.4% when compared with the prior fiscal year, mainly due to a greater volume of transactions and an increase in the prices of certain products during the last quarter of 2004.

      Administrative expenses were up 5.0% from the prior fiscal year, mainly due to higher personnel expenses (which include a one-time payment in December
2004). The majority of the remaining administrative expenses items decreased. We ended fiscal year 2004 with 223 branches (compared to 226 in December 2003) which had 1,871 employees (compared to 1,837 in December 2003).

      Head Office -- This segment showed a Ps. 244.3 million net loss in 2004, as a consequence of significant net financial losses and loan loss provisions, partially offset by a significant net other income, and to a lesser extent by an increase in net fee income and a decrease in administrative expenses.

      The Ps. 158.6 million net financial loss was mainly attributable to the valuation of the Bank's portfolio of Bogar, External Notes and secured loans (recorded at the Head Office) in accordance with the requirements of Argentine Central Bank's Communique "A" 3911 and complementary rules. See Item 4. "Information on the Company -- Selected Statistical Information -- Government and Corporate Securities -- Valuation." Application of these valuation rules resulted in a Ps. 193.3 million loss for the Bank, recorded as a lower financial income. This loss was partially offset by the increase in the Libo rate accrued by the whole of the Bank's position in Boden 2012, also recorded at the Head Office. Although deposit cost decreased, this was not sufficient to offset the increased cost of Argentine Central Bank borrowings (also recorded in whole at the Head Office) of 269 basis-points. See " -- Results of Operations for the Fiscal Years Ending December 31, 2004, December 31, 2003 and December 31, 2002 -- Financial Expenses."

      In 2004, this segment's net income from services, amounting to Ps. 54.2 million, increased from Ps. 48.5 million in 2003. Head Office administrative expenses decreased 8.3% from the prior year as a consequence of the Bank's efforts to keep costs under control.

      The Head Office provisions for loan losses amounted to Ps. 130.7 million. The Ps. 65.6 million net other income was mainly attributable to a Ps. 251.0 net reversal of loan loss reserves (as a result of the progress made by the Bank in the restructuring of its commercial loan portfolio) and reserves for other contingencies, partially offset by the Ps. 121.0 million amortization of the deferred loss in connection with amparo claims in accordance with Argentine Central Bank Communique "A" 3916.

      Regional Credit Cards -- The regional credit-card companies recorded net income of Ps. 96.1 million, reflecting the favorable effect on their results of operations of the recovery of the Argentine economy's activity level together with an improvement in operating efficiency and credit quality.

      In 2004, the aggregate number of credit card statements issued by the regional credit-card companies increased by 22% and their loan portfolio grew by 33.7%, both as compared to the previous year-end. Net operating income of the regional credit-card companies increased by 31.3% as compared to fiscal year 2003, while expenses grew by 22.6%, to keep up with both the rising business volumes and quality standards. This was possible due to the use of technology and a continuous improvement in processes and organization, leading to efficiency gains and economies of scale.

      The daily collection efforts made allowed to keep delinquency at minimum historical levels. In fact, arrears of more than 90 days represented 3.26% of the aggregate portfolio at year-end, a ratio that is lower than in the previous years.

      Operating expenses increased 22.6% mainly due to higher personnel expenses and advertising, consistent with the expansion of business activities.

      International -- This segment showed a Ps. 162.9 million profit. This result is mainly attributable to: (i) a Ps. 190.4 million net financial income, which mainly reflects the gain at the level of Galicia Uruguay generated by the repayment of restructured deposits with Boden 2012 at par, in the exchange offered to its depositors in early 2004 (this gain was eliminated in Overhead and Corporate Adjustments, given that this transaction did not generate a profit at the consolidated level) and (ii) a Ps. 95.1 million net other income, mainly attributable to the reversal of loan loss provisions and to the profits of Galicia Cayman (in provisional liquidation) from its interest in Tarjetas Regionales S.A. These profits were partially compensated by Ps.86.7 million loan loss provisions and Ps. 20.5 million administrative expenses. On June 1, 2004, Galicia Uruguay's license to operate as a domestic commercial bank was revoked by the Central Bank of Uruguay. However, Galicia Uruguay retained the authorization to operate that had been granted to it by the Executive Branch of the Uruguayan government.

      Other Financial Businesses -- This segment showed a Ps. 7.5 million net profit mainly attributable to the Ps. 3.7 million net profit of Galicia Capital Markets S.A. and the Ps. 1.8 .million profit from our interest in Banelco S.A.

      Other Equity Investments -- This segment showed a Ps. 0.2 million profit reflecting net other income. The "Other Income" line shows the aggregate results generated by the Bank's interests in infrastructure and utility companies, mainly Aguas Cordobesas S.A., Caminos de las Sierras S.A. and Inversora Nihuiles S.A.

RESULTS BY SEGMENTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2003

      Grupo Galicia -- This segment posted a net loss of Ps. 20.1 million in fiscal year 2003, mainly due to a Ps. 18.1 million net financial loss mainly attributable to the revaluation of Grupo Galicia's US$ 43 million holdings of dollar-denominated Galicia Uruguay negotiable obligations, from Ps. 3.36 per U.S. dollar as of December 31, 2002, to Ps. 2.93 per U.S. dollar as of December 31, 2003.

      Insurance -- The insurance segment showed a Ps. 7.9 million net loss, mainly due to: (i) the recording of earnings for Ps. 16.5 million from premiums earned and other net charges; (ii) the payment of claims in the amount of Ps.
12.8 million; (iii) a Ps. 14 million loss from other income, which was in turn mainly due to a Ps. 12.9 million increase in the amounts to be paid to Galicia Retiro's customers in accordance with the plan previously agreed with its customers to restructure its dollar-denominated annuities, (iv) administrative expenses of Ps. 15.6 million; (v) a Ps. 3.1 million net loss from services mainly reflecting acquisition costs and (vi) a Ps. 11.7 million loss from inflation adjustment. These losses were partially offset by a Ps. 33.2 million net financial income attributable to gains resulting from the pesification of liabilities, CER adjustments and interest earned on deposits, government securities and secured loans, net of interest on negotiable obligations.

      Other Grupo Businesses -- This segment posted a Ps. 5.5 million net loss. The negative results of this segment were attributable to Net Investment. Galicia Warrants' net income amounted to Ps. 0.5 million in the fiscal year ended December 31, 2003. Galicia Warrants' net income was affected by a Ps. 0.4 million loss resulting from the appreciation of the exchange rate during 2003. Net Investment showed a Ps. 6.1 million loss in fiscal year 2003, mainly due to the poor performance of its operating subsidiaries, which generated a Ps. 3.0 million loss from equity investments, and due to the establishment by the company of a Ps. 3.3 million valuation reserve on its interest in Tradecom International.

      The results of the segments relating to the breakdown of the Bank's operations were as follows:

      Buenos Aires Metropolitan Branches and Rest of the Country Branches -- In aggregate, these two segments which recorded similar behaviors, showed a Ps.
84.1 million loss (Ps. 39.3 million and Ps. 44.8 million, respectively). These segments' net losses were the consequence of a low net financial income, as in the previous fiscal year, and lower net fee income, which were not offset by lower administrative expenses.

      These segments' net financial income was affected by a significant decrease in average loans (the branches' loan portfolio is mainly comprised of loans to the private sector, which decreased in average from Ps. 3,524.8 million to Ps. 1,917.3 million for the two segments in aggregate in 2003); and a decrease in average deposits from Ps. 3,468.1 million to Ps. 3,092.5 million. The decrease in average deposits was attributable to the same reasons that accounted for the strong decrease in the Bank's deposits experienced mainly in 2002, as explained under " -- Results of Operations for the Fiscal Years Ending December 31, 2004, December 31, 2003 and December 31, 2002 -- Financial Expenses," including the restructuring of Galicia Uruguay's deposits, which are included in these segments to the extent that the depositor is a client of a metropolitan or rest of the country branch and by the reduction in the interest-rate spread for the Bank as a whole, which was mainly due to the decrease in the lending rate (which was due, in turn, to the decrease in the CER variation).

      As a consequence of the improvement in the quality of their loan portfolios, in 2003, the branches' loan loss provisions were 78.8% lower than in the previous fiscal year. This improvement reflects the improved performance of the Argentine economy as a whole in 2003.

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

      Head Office -- This segment showed a Ps. 76.5 million net loss in 2003, as a consequence of a significant net financial loss, partially offset by significant net other income, an increase in net fee income and a decrease in loan loss provisions and administrative expenses.

      The Ps. 373.2 million net financial loss was mainly attributable to the valuation of the Bank's portfolio of Bogar and secured loans (recorded at the Head Office) in accordance with the requirements of Argentine Central Bank's Communique "A" 3911. See Item 4. "Information on the Company -- Selected Statistical Information -- Government and Corporate Securities -- Valuation." Application of this valuation rule resulted in a Ps. 132.3 million loss for the Bank (recorded as a lower financial income), a lower yield on secured loans as a consequence of the decrease in the CER variation and by the revaluation of the Compensatory and Hedge Bonds (dollar-denominated Boden 2012 also recorded at the Head Office) from Ps. 3.36 per U.S. dollar at December 31, 2002, to Ps. 2.93 at December 31, 2003, and net yield on the Bank's dollar-denominated assets being negative due to the lower yield on the Boden 2012 (Libor). These effects were not offset by a lower deposit cost and by the significant (2,544 basis-point) decrease in the cost of Argentine Central Bank borrowings. See " -- Results of Operations for the Fiscal Years Ending December 31, 2004, December 31, 2003 and December 31, 2002 -- Financial Expenses."

      This segment's net income from services recovered its precrisis level (year 2001), amounting to Ps. 48.5 million in 2003 compared to a net loss of Ps.
3.3 million in 2002. The net loss from services in 2002 included the payment of extraordinary fees in connection with structured-note transactions. See " -- Results by Segments for the Fiscal Year Ending December 31, 2002 -- Head Office" below.

      Head Office administrative expenses decreased 78.6% from the prior year as a consequence of the Bank's efforts to cut costs and streamline operations.

      Both the Ps. 40.4 million gain from provisions for loan losses and the Ps.
292.9 million net other income were attributable to the net reversal of loan loss reserves as a result of the improvement in the Argentine economy as a whole and the progress made by the Bank in the restructuring of its commercial loan portfolio, both leading to an asset quality improvement from the prior year. The increase in net other income was also due to the net reversal of reserves for other contingencies, partially offset by the Ps. 77.9 million amortization of the deferred loss in connection with amparo claims in accordance with Argentine Central Bank Communique "A" 3916.

      Regional Credit Cards -- The regional credit-card companies recorded net income of Ps. 49.4 million, reflecting the favorable effect on their results of operations of the recovery of the Argentine economy's activity levels and of the appreciation of the peso against the dollar during 2003.

      The appreciation of the peso during the year had a positive effect on these companies' net financial income, which amounted to Ps. 55.5 million (compared to a Ps. 17.2 million net financial loss in 2002) given their short foreign-currency position.

      As a result of the improvement in the general economic environment and of the resulting decrease in loan delinquency, loan loss provisions decreased 66.0% from the prior year level. The non-accrual-to-total loans ratio for these companies reached 3.61% at the end of fiscal year 2003 from 19.12% a year before.

      Growing economic activity resulted in an increase of these companies' loan origination (which reduced the decrease in average loans when compared to that observed in 2002) and in the volume of average credit cards managed by them (from 1,107 thousand in 2002 to 1,173.7 thousand in 2003). In addition, the improvement in the general economic environment resulted in an increase of these companies' customers' consumption and use of the cards managed by the regional credit card companies. These positive developments were partially offset by the failure of service prices to increase as much as the general level of prices. As a result of the above, these companies' net income from services increased 11.5% from the prior fiscal year.

      In addition, administrative expenses decreased 9.9% reflecting these companies' continuing cost containment efforts after the significant downsizing of operations carried out in 2002.

      International -- This segment showed a Ps. 36.8 million profit. This result is mainly attributable to the Ps. 186.5 million net financial income, which mainly reflects the gain generated by the appreciation of the peso during 2003 since Galicia Uruguay was left, after the asymmetric pesification, with a short foreign-currency position for which the Argentine government compensated Banco Galicia in Argentina. In addition, loan loss provisions decreased and net other income showed a Ps. 65.7 million profit mainly due to the net reversal of loan loss reserves, both as a consequence of the improvement in the quality of Galicia Uruguay's loan portfolio generated by the overall improvement in the Argentine economy and by the restructuring of the Galicia Uruguay loan portfolio achieved during 2003. Administrative expenses for this segment decreased 58.6%, reflecting a decrease in all expense components but particularly in taxes.

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

      The results of the segments relating to the breakdown of the Bank's operations were as follows:

      Buenos Aires Metropolitan Branches and Rest of the Country Branches -- The two segments reflecting the results of the branches performed similarly. These segments' net losses were the consequence of an extremely low net financial income when compared to previous periods. These segments' net financial income was affected by the significant decreases in deposit and loan volumes and by the reduction in the interest-rate spread for the Bank as a whole. It should be noted that the branches' portfolios are mainly private-sector loan portfolios, which were pesified at parity (Ps. 1.0 per US $1.00) and most of which were eligible to be adjusted not by the CER but by the CVS. The latter adjustment was not applied by the Bank during 2002. In addition, these segments' results were affected by the deterioration of the quality of their loan portfolios as a result of the unfavorable economic environment prevailing in Argentina during most of 2002, which led to an increase in their loan loss provisions. These factors were not offset by positive net income from services and lower administrative expenses.

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

      Head Office -- This segment showed a net loss in 2002, mainly as a result of a monetary loss from financial intermediation for Ps. 1,252.5 million, the significant charge for the establishment of the unallocated provisions of the Bank and the recording of net other losses for Ps. 607.4 million, mainly reflecting the provisions established by the Bank for contingencies related to its interests in non-financial businesses and the amortization of certain goodwill.

      The Ps. 1,923.8 million net financial income reflects the fact that the Head Office segment concentrates the financial income attributable to all of the public-sector assets held by the Bank, including secured loans and the Compensatory and the Hedge Bonds received or to be received by the Bank for the effects of the asymmetric pesification on both Banco Galicia (and its foreign branches) and on Galicia Uruguay. Compensation for the effects of the asymmetric pesification on Galicia Uruguay's balance sheet was granted to the Bank in Argentina and was therefore booked at the Head Office. It should be stressed that public-sector assets were pesified at the Ps. 1.4 per U.S. dollar exchange rate and accrued the CER adjustment. In addition, the Compensatory and the Hedge Bonds are dollar denominated and, during 2002, the exchange rate increased by approximately 240%, both factors explaining the Head Office's relatively high financial income. Net financial income was positive despite the fact that this segment's results are net of the cost of the Head Office's foreign debt (and the corresponding valuation difference in 2002) and that of the Bank's liabilities with the Argentine Central Bank.

      This segment's income from services, historically lower than that of the branches, was affected by the payment of extraordinary fees in connection with structured-note transactions that were paid off by the Bank prior to maturity.

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

      On the other hand, these companies net loss shows the effects of the adjustment of their balance sheet for inflation, which resulted in a monetary loss of Ps. 261.9 million (shown under "Monetary Results of Other Income") and the devaluation of the peso during 2002 and the decrease in interest-rate spreads, which account for the Ps. 17.2 million net financial loss. The negative effect of the increase in the exchange rate, is a result of these companies' consolidated short foreign currency position, which in turn was caused by the fact that the loss caused to these companies by the asymmetric pesification measures were not compensated by the Argentine government. Net financial income was also affected by the pesification of loans to the private sector at parity.

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

      In addition, this segment's results were affected by high loan loss provisions reflecting the deterioration of the quality of its assets, mainly loans granted to Argentine private-sector customers, the repaying capacity of which was affected by the unfavorable economic environment prevailing in Argentina during most of 2002, including the devaluation of the peso.

      Banco Galicia Uruguay's activities were suspended on February 13, 2002 and Banco Galicia wound down most of its foreign-based units during 2002.

      Other Financial Businesses -- This segment's net loss was mainly due to the Ps. 6.3 million monetary loss from financial intermediation, partially offset by the profits generated by the Bank's investments in non-consolidated financial-related companies such as Banelco and Visa, shown under "Other Income." The remaining consolidated companies showed a lower fee income, as compared to the previous year's figure, as a result of lower levels of activity.

      Other Equity Investments -- This segment showed a Ps. 51.1 million loss as a result of negative net other income. The "Other Income" line shows the aggregate losses generated by the Bank's interests in infrastructure and utility companies, mainly Aguas Argentinas S.A., Aguas Cordobesas S.A. and Aguas Provinciales de Santa Fe S.A. These companies were significantly affected by the changes that occurred in the Argentine economy in 2002, mainly the devaluation of the currency, which increased the amount in pesos of these companies' foreign-currency debts together with the Argentine government's policy of not allowing utilities to increase prices in the inflationary environment prevailing in Argentina during 2002, especially in the first half of the year.

CONSOLIDATED ASSETS

      The structure and main components of our consolidated assets as of December 31, 2004, were as follows:

                                                                                  AS OF DECEMBER 31,
                                                          2004         %         2003             %          2002          %
                                                     ------------   ------   ------------      ------   ------------    ------
                                                                                                           (in millions of
                                                                                                             February 28,
                                                                                                         2003 constant pesos,
                                                       (In millions of pesos, except percentages)        except percentages)
Cash and due from banks...........................   Ps.    988.7     4.2%   Ps.    826.2        3.6%   Ps.    576.8      2.4%
Government and corporate securities...............        5,534.1    23.4%        6,408.3 (1)   28.1%        1,789.4      7.5%
Loans.............................................        8,438.2    35.7%        7,506.5       32.9%       10,682.1     44.8%
Compensatory and Hedge Bonds to be received.......        4,732.3    20.0%        4,629.6       20.3%        7,098.6     29.7%
Other assets......................................        3,957.3    16.7%        3,452.3       15.1%        3,717.2     15.6%
TOTAL.............................................   Ps. 23,650.6   100.0%   Ps. 22,822.9      100.0%   Ps. 23,864.1    100.0%
                                                     ============   =====    ============      =====    ============    =====

(1) Includes Ps. 3,539.6 million of Bogar, that were previously recorded as Loans.

      Of our Ps. 23,650.6 million total assets as of December, 31, 2004, Ps. 23,465.3 million, equivalent to 99.2%, corresponded to the Bank. The remaining 0.8% is attributable mainly to Sudamericana Holding S.A. consolidated (Ps. 139.2 million). The composition of the Group's assets has not shown significant changes from the prior fiscal year.

      The item "Cash and Due from Banks" mainly includes Ps. 442.5 million of cash and Ps. 486.2 million held at the Argentine Central Bank. The cash and the balance held at the Argentine Central Bank are computable for meeting the minimum cash requirements set by the Argentine Central Bank and explained under
Item 5. "Operating and Financial Review and Prospects -- Item 5B. Liquidity and Capital Resources -- Liquidity."

      Our holdings of government and corporate securities as of December 31, 2004 amounted to Ps. 5,534.1 million, of which Ps. 5,518.0 million were government securities. Our holdings of government and corporate securities are shown under Item 4. "Information on the Company -- Selected Statistical Information -- Government and Corporate Securities."

      As of December 31, 2004, our total net loans amounted to Ps. 8,438.2 million, of which Ps. 8,393.2 million corresponded to the Bank and the remaining amount to secured loans held by Sudamericana Holding S.A. For more information on the Bank's loan portfolio, see Item 4. "Information on the Company -- Selected Statistical Information -- Loan Portfolio."

      In addition, as of December 21, 2004, the Bank recorded under "Other Receivables for Financial Intermediation," the Boden 2012 still to be received corresponding to the Compensatory Bond and the Boden 2012 to be acquired corresponding to the Hedge Bond, both representing compensation for the asymmetric pesification it is entitled to, for Ps. 4,732.3 million. See Item 4. "Information on the Company -- Selected Statistical Information -- Government and Corporate Securities" and Item 4. "Information on the Company -- Main Regulatory Changes in 2002, 2003 and 2004 -- Compensation to Financial Institutions."

      As of December 31, 2004, "Other Assets" mainly comprised:

      - Ps. 835.8 million corresponding to bank premises and equipment, miscellaneous assets and intangible assets.

      - Ps. 665.1 million of the Bank's holdings of debt securities and subordinated notes issued by the Galtrust I Financial Trust, as a result of the securitization of loans to the provincial public sector in late 2000, recorded in the balance sheet under the caption "Other Receivables from Financial Brokerage."

      - Ps. 451.4 million corresponding to the recording (as an intangible asset pursuant to Argentine Central Bank Communique "A" 3916) of the right to receive compensation for the difference between the amount paid to depositors who filed legal actions (amparo claims) and collected their deposits as originally denominated in U.S. dollars or at the free market exchange rate and the amount established by the pesification rules (conversion at the exchange rate of Ps. 1.4 per U.S. dollar plus the CER adjustment and accrued interest).

      - Ps.374.8 million of forward purchases of Boden 2012 recorded the balance sheet item "Other Receivables from Financial Brokerage."

      - Ps. 282.6 million (recorded under the balance sheet item "Other Receivables from Financial Brokerage") corresponding to the Bank's interest in the funds jointly formed by the Bank with other private-sector banks in order to facilitate the recovery of the assets of former banks in which restructuring Banco Galicia took part. The fund's assets, made up of Argentine government securities, were exchanged for secured loans in late 2001.

      - Ps. 183.5 million (recorded under the balance sheet item "Miscellaneous Receivables") of secured loans granted as collateral for the assistance received from the FFRE (former FFAEFyS), as part of the implementation of the Bank's capitalization and liquidity plan.

      - Ps. 170.5 million (recorded under the balance sheet item "Other Receivables from Financial Brokerage") of the Bank's holdings of subordinated notes issued by the "Galicia Mortgage Loans Financial Trust" as part of the implementation of the Bank's capitalization and liquidity plan.

      - Ps. 137.8 million of holdings of certificates of participation issued by trusts created as a result of the securitization during 2004, of loans of the regional credit card companies (within the restructuring of their debt with the Bank), which senior certificates are held by the Bank while the junior certificates are held by the regional credit card companies.

      -     Ps. 100.9 million of assets under financial leases.

      -     Ps. 85.4 million of equity interests.

      - Ps. 75.8 million corresponding to balances deposited in escrow accounts held at the Argentine Central Bank in favor of clearing houses, which are recorded under the caption "Other Receivables from Financial Brokerage".

      - Ps. 61.6 million (recorded under the balance sheet item "Other Receivables from Financial Brokerage") of our holding of debt securities and subordinated notes issued by the Galtrust II and V Financial Trusts created in late 2001 as a result of the securitization of part of the Bank's mortgage loan portfolio.

      - Ps. 44.3 million (recorded under the balance sheet item "Other Receivables from Financial Brokerage") of subordinated notes issued by the Secured Loans Trust as part of the implementation of the Bank's capitalization and liquidity plan and held by the Bank.

      - Ps. 41.5 million (recorded under the balance sheet item "Other Receivables from Financial Brokerage") corresponding to the Bank's portfolio of personal loans that was transferred to the "Galicia Personales Financial Trust", which placement occurred in January 2005.

EXPOSURE TO THE ARGENTINE PUBLIC SECTOR

      The following table shows our total net exposure to the Argentine public sector, both national and provincial. This exposure mainly consists of exposure of the Bank.

                                                                                            As of December 31, 2004
                                                                                            -----------------------
                                                                                             (in millions of pesos)
NET POSITION IN GOVERNMENT SECURITIES............................................           Ps.     5,838.2
    Trading and Investment Accounts..............................................                   1,240.4
    Fiscal Credit Certificate ...................................................                      78.2
    Compensatory Bond (including forward purchases of Boden 2012)................                     976.1
        Bogar....................................................................                   3,543.5
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE.............................           Ps.     5,700.8
    Compensatory Bond............................................................                   1,012.4
    Hedge Bond...................................................................                   3,719.9
    Galtrust I Financial Trust...................................................                     665.1
    Special Funds Former Almafuerte and Mendoza Banks............................                     259.1
    Secured Loans Trust..........................................................                      44.3
LOANS............................................................................           Ps.     4,682.6
    Provincial Financial Sector .................................................                     123.7
    Secured Loans                                                                                   4,558.9
MISCELLANEOUS RECEIVABLES........................................................           Ps.       183.5
    Secured Loans Granted as Collateral..........................................                     183.5
INTANGIBLE ASSETS................................................................           Ps.       451.4
    Difference for Amparo Claims (1).............................................                     451.4
                                                                                            ---------------
TOTAL ASSETS (2) ................................................................           Ps.    16,856.5
                                                                                            ===============
LIABILITIES WITH THE ARGENTINE CENTRAL BANK......................................                   8,427.7
                                                                                            ===============
NET EXPOSURE.....................................................................                   8,428.8
                                                                                            ===============

(1)   Net of amortization.

(2) Does not include deposits with the Argentine Central Bank which constitute one of the items by which the Bank complies with the Argentine Central Bank's minimum cash requirements.

      Our total exposure to the Argentine public sector as of December 31, 2004 amounted to Ps. 16,856.5 million, and our total exposure net of the liabilities with the Argentine Central Bank amounted to Ps. 8,428.8 million, representing 35.6% of our total assets.

      In connection with the restructuring of the financial assistance it received from the Argentine Central Bank described under " -- Funding" and approved by the Argentine Central Bank on February 3, 2004, the Bank has granted the Argentine Central Bank, as collateral for repayment, secured loans and Bogar with a book value of Ps. 7,143.4 million (Ps. 2,757.3 million of Bogar and Ps. 4,386.1 million of secured loans) as of December 31, 2004, valued in accordance with Argentine Central Bank rules. In addition, the advance to be received by the Bank to purchase the Hedge Bond has to be secured by public-sector assets, as explained under Item 4. "Information on the Company -- Main Regulatory Changes in 2002, 2003 and 2004 -- Compensation to Financial Institutions -- For the Asymmetric Pesification and its Consequences."

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

      The Bank's credit exposure related to these items as of December 31, 2004, is summarized below:

                                                                               DECEMBER 31,
                                                                          ----------------------
                                                                                   2004
                                                                          ----------------------
                                                                          (In millions of pesos)
Commitments to extend credit..........................................           Ps. 285.8
Standby letters of credit.............................................                38.1
Guarantees granted....................................................               122.5
Acceptances...........................................................                19.0

      In addition to the above commitments, as of December 31, 2004, available purchase limits for credit card holders amounted to Ps. 3,703.1 million.

      The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees. As of December 31, 2004, these counter guarantees, classified by type, were as follows:

                                                                                      DECEMBER 31,
                                                                                 ----------------------
                                                                                          2004
                                                                                 ----------------------
                                                                                 (In millions of pesos)
Preferred counter guarantees..........................................                 Ps. 44.8
Other counter guarantees..............................................                     17.7

      See note 29 to our audited consolidated financial statements.

OTHER

      The Bank accounts for checks drawn on it and other banks, as well as other items in the process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In management's opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process as of December 31, 2004, were as follows:

                                                                                          DECEMBER 31,
                                                                                     ----------------------
                                                                                              2004
                                                                                     ----------------------
                                                                                     (In millions of pesos)
Checks drawn on the Bank..................................                                Ps. 108.3
Checks drawn on other banks...................................                                172.3
Bills and other items for collection..........................                                519.2
                                                                                     --------------

      With respect to fiduciary risk, the Bank acts as trustee of trust agreements to guarantee obligations arising from various contracts between the parties. As of December 31, 2004, the trust funds amounted to Ps. 5.2 million.

      In addition, the Bank has securities in custody, mainly related to its activity as a mutual fund depositary. As of December 31, 2004, these securities amounted to Ps. 6,283.5 million.

      See note 29 to our audited consolidated financial statements.

SECURITIZATION OF ASSETS

      In the normal course of business, the Bank uses the securitization of assets as a source of funding. In addition, in 2002, within the framework of the Galicia capitalization and liquidity plan, the Bank securitized mortgage loans and secured loans in order to restore the Bank's liquidity, which had been adversely affected by the deposit run of late 2001 and early 2002.

      The securitization of assets basically involves a company selling assets to a trust and the trust funding the purchase by issuing securities that are sold to third parties. A trust is a special-purpose entity, not an operating entity; typically, a trust is set up for the single purpose of completing the securitization transaction, has a limited life and no employees.

      -     Galtrust I Individual Financial Trust

      On October 20, 2000, the Bank securitized a group of loans that had been made to the provinces of Argentina and collateralized by tax revenues shared by the Argentine national and provincial governments. The Bank transferred the ownership of these loans to the Galtrust I Financial Trust. The trust issued, in turn, class A debt securities with a face value of US$ 100.0 million, class B debt securities with a face value of US$ 200.0 million and participation certificates (subordinated notes) with a face value of US$ 200.0 million. Third-party investors purchased Ps. 46.9 million (in historical currency) of the class B debt securities, and the Bank retained the remainder of the certificates. As of December 31, 2004, the Bank held debt securities and subordinated notes totaling an aggregate amount of Ps. 665.1 million. The trustee is First Trust of New York, National Association, acting through its permanent representative office in Argentina.

      -     Galtrust II, III, IV and V Individual Financial Trusts

      At a meeting held on December 6, 2001, the Bank's Board of Directors approved the creation of a program for the securitization of loans and the issuance of debt securities and/or certificates of participation by various Galtrust financial trusts. The CNV approved the program on April 6, 2000, for a face value of up to US$ 1,000 million and authorized the Bank's participation as originator, trustor and manager of the program.

      Four financial trusts, Galtrust II, III, IV and V - Letras Hipotecarias, were set up under this program. Certificates of participation and debt securities were then issued under the trusts. In December 2001, the Bank transferred ownership of mortgage loans totaling Ps. 521.3 million to the Galtrust II, III, IV and V - Letras Hipotecarias financial trusts.

      The Bank retained 100% of the certificates of participation in such trust. The remaining class A and class B debt securities were subscribed for by the Bank and by Hartford Seguros de Vida S.A.

      As of December 26, 2002, the Galtrust III and IV financial trusts were terminated. As of December 31, 2004, the Bank held certificates of participation and debt securities of the Galtrust II and V financial trusts for Ps. 61.6 million. The trustee for each trust is First Trust of New York, National Association, acting through its permanent representative office in Argentina.

      - Trusts set up as part of the Galicia capitalization and liquidity plan

      As part of the Galicia capitalization and liquidity plan, the Galicia Mortgage Loans Financial Trust was created in May 2002. The Bank transferred Ps.
312.8 million of mortgage loans to the trust and received in exchange Ps. 234.6 million in cash and Ps. 78.2 million in certificates of participation (in May 2002 currency). The trustee was ABN AMRO Bank Argentine Branch. Thirteen domestic financial institutions subscribed for the trust's debt securities. The Bank was obligated to replace the loans in the trust under certain circumstances. As of December 31, 2004, the Bank held certificates of participation totaling Ps. 170.5 million.

      In January 2005, the Galicia Mortgage Trust was terminated in advance. The Bank canceled the debt securities outstanding and received back the loans in the trust's assets for Ps. 172.2 million.

      Also as part of the Galicia capitalization and liquidity plan, the Secured Loans Trust was created. The parties to the trust are Banco de la Provincia de Buenos Aires as beneficiary and BAPRO Mandatos y Negocios S.A. as trustee. The Bank transferred Ps. 108 million of secured loans to the trust and received in exchange Ps. 81 million in cash and Ps. 27 million in certificates of participation. As of December 31, 2004, the Bank held certificates of participation totaling Ps. 44.3 million.

      -     Galicia Personales Financial Trust

      On January 11, 2005, the Galicia Personales Financial Trust publicly offered securities for a total amount of Ps.41.5 million, the underlying assets of which consist of personal loans granted by the Bank. This trust issued class A debt securities for a face value of Ps.33.2 million and an 8% interest rate, class B debt securities, for a face value of Ps.5.2 million and a 12% interest rate and certificates of participation for Ps.3.1 million that will receive the remaining profit generated by the trust. In addition to cash, the Bank received class B debt securities for Ps.2.9 million and certificates of participation for Ps.3.1 million. The class A debt securities were rated "raAA" and the class B debt securities were rated "raBBB" by Standard&Poors.

      -     Galicia Commercial Mortgage Trust

      On October 28, 2004, the Bank's Board of Directors approved the creation of the Galicia Commercial Mortgage Trust. The Bank transferred to the trust commercial mortgage loans for an aggregate amount of Ps. 29.0 million and the trust issued class A debt securities for a face value of Ps.24.1 million and an interest rate equivalent to CER plus 0.5%, and certificates of participation for a face value of Ps.4.9 million that will receive the remaining profit generated by the trust. The placement of the trust securities ended on April 5, 2005. The class A securities were fully subscribed and the Bank received the certificates of participation. The class A debt securities were rated "raAA+" by Standard&Poors.

      -     Regional Credit-Card Companies Trusts

      In 2004, Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A. began to securitize part of their loan portfolio, with the purpose of funding their operations. The following table shows information on the outsanding trusts as of December 31, 2004.

                                                       TARJETA NARANJA S.A.            TARJETAS CUYANAS S.A.
                                                  -------------------------------  ------------------------------
                                                  TARJETA NARANJA FINANCIAL TRUST  TARJETA NEVADA FINANCIAL TRUST
                                                  -------------------------------  ------------------------------
Trust (1)                                             I (2)         II (3)           I(4)          II (5)
                                                  -----------    ----------       ----------     ----------
Underlying asset..............................                     Credit-card receivables
                                                  -----------    ----------       ----------     ----------
Date of  issue of the trusts' securities......     08-26-2004    11-03-2004       07-21-2004     12-01-2004
Maturity date of the trusts' securities.......     08-01-2005    04-22-2006       01-15-2006     12-22-2006
                                                  -----------    ----------       ----------     ----------
Interest Rate
   - Class "A" securities.....................              -         CER+3%               -              -
   - Class "B" securities.....................              -         CER+5%               -              -
   - Class A certificates of participation....              8%            -                7%         CER+3%
   - Class B certificates of participation....             11%            -               10%         CER+5%
                                                  -----------    ----------       ----------     ----------
                                                                    (in millions of pesos)
                                                  -----------    ----------       ----------     ----------
Assets transferred to the trusts..............       Ps. 40.0      Ps. 50.0         Ps. 16.9       Ps. 16.4
Securities issued
   - Debt securities - Class A................                         40.0
   - Debt securities - Class B................                          5.0
   - Class A certificates of participation....           32.0                           12.0           12.0
   - Class B certificates of participation....            4.0                            1.5            2.4
   - Certificates of participation or class "C"
     certificates of participation............            4.0           5.0              1.5            1.6
                                                  -----------    ----------       ----------     ----------

(1)   All of them were authorized by the CNV.

(2) The classes A and B certificates of participation were rated "AA(arg)" and "BBB+(arg)" by Fitch Argentina, respectively, and were fully subscribed. Tarjetas Naranja S.A. received the class C certificates of participation.

(3) The classes A and B debt securities were fully subscribed and the certificates were received by Tarjeta Naranja S.A. The class A securities were rated "AAA(arg)" and the class B securities were rated "A-(arg)" by Fitch Argentina. The Class A debt securities interest rate has a floor of 8% and a cap of 15%, and the Class B debt securities interest rate has a floor of 11% and a cap of 20%.

(4) The classes A and B certificates of participation were rated "AA(arg)" and "BBB+(arg)" by Fitch Argentina, respectively, and were fully subscribed. Tarjetas Cuyanas S.A. received the class C certificates of participation. At the end of fiscal year 2004, the Class A certificates of participation had been fully redeemed and the balance of classes B and C certificates of participation totaled Ps.2.8 million.

(5) Ps.0.55 million of class B certificates of participation that were not subscribed as well as class C certificates of participation for Ps. 1.6 million, that will receive the remaining profit generated by the trust, were kept by Tarjetas Cuyanas S.A. The class A and class B certificates were rated "AAA(arg)" and "BBB+(arg)," respectively, by Fitch Argentina. The Class A certificates interest rate has a floor of 8% and a cap of 15%, and the Class B certificates interest rate has a floor of 10% and a cap of 20%.

      On March 18, 2005, the Tarjeta Naranja III Financial Trust notes were placed in the market. This trust issued: (i) class A certificates of participation, for a face value of Ps.54.4 million and a 7% interest rate (ii) class B certificates of participation for a face value of Ps.6.4 million and a 9% interest rate and (iii) class C certificates of participation for a face value of Ps.3.2 million, that will receive the remaining profit generated by this trust. All of this trust's securities mature in January 25, 2006.

      See notes 34 and 35 to our audited consolidated financial statements.

FUNDING

      Traditionally, we have had three principal funding sources: customer deposits (consisting of current accounts, savings accounts and time deposits), credit lines from banks and multilateral agencies and funds obtained through issuances of medium- and long-term securities in the international financial market. The 2001-2002 crisis changed the composition of our funding, with its main consequences being the recording of liabilities with the Argentine Central Bank and the reduced weight of deposits.

      The Argentine Central Bank provided liquidity to financial institutions, including us, in the form of short-term loans or rediscounts between late 2001 and April 2002. As of December 31, 2004, financial assistance from the Argentine Central Bank amounted to Ps. 5,707.0 million. In accordance with Decrees
No. 739/03 and No. 1262/03, these borrowings were restructured into a long-term CER-adjusted liability with a 3.5% annual interest rate and maturing in 92 monthly installments beginning March 2004. Up to April 29, 2003, such liability had been a peso-denominated monthly revolving facility, the cost of which was tied to the interest rate of the Lebac (equivalent to 64.0% of the interest rate on the 30-day Lebac or the minimum term Lebac auctioned). During 2002, the Argentine Central Bank's financial assistance for liquidity support accrued at an average interest rate of 28.25%. The interest rate accrued in April 2003 was 6.50% per annum. In addition, as a result of the compensation measures undertaken by the Argentine government, as of December 31, 2004, our balance sheet included Ps. 2,720.7 million on account of the advance to be granted by the Argentine Central Bank to fund the acquisition of the Hedge Bond (Boden 2012). The Bank has not entered yet into the debt agreement with the Argentine Central Bank to receive the advance for the purchase of the Hedge Bond and, if the Bank enters into such debt agreement before August 2005, the first principal amortization will be due on that date.

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

      As a result of the liquidity crisis experienced by the Argentine financial system, including the Bank, in late 2001 and early 2002, the Bank defaulted on its foreign debt in June 2002. At the end of 2002 and 2003, the foreign debt of the Bank's Head Office in Argentina and its Cayman Branch was in the process of being restructured in order to extend its maturity and to reduce its interest rate. The restructuring process was completed on May 18, 2004.

      Below is a breakdown of our funding as of the dates indicated:

                                                                 DECEMBER 31,                         DECEMBER 31,
                                                         ----------------------------         ----------------------------
                                                             2004              2003                       2002
                                                         -----------      -----------         ----------------------------
                                                                                              (In millions of February 28,
                                                            (In millions of pesos)                2003, constant pesos)
Deposits (1)...................................          Ps. 6,756.9      Ps. 5,584.0                  Ps. 5,242.0
    Restructured deposits......................                169.1            561.4                      1,335.1
Credit Lines (1)                                            13,243.2         13,781.8                     15,952.2
    Argentine Central Bank
        Financial assistance..                               5,707.0          5,663.1                      5,630.2
         Advance to purchase the Hedge Bond (2)              2,720.7          2,536.1                      2,489.9
    Debt securities ...........................              3,802.5          2,565.5                      3,735.7
    Other banks and international entities.....                789.3          3,017.1                      4,096.4
    Repos                                                      223.7                -                            -
Shareholders' equity ..........................              1,519.5          1,419.4                      1,600.8
                                                        ============     ============                 ============
TOTAL FUNDING..................................         Ps. 21,519.6     Ps. 20,785.2                 Ps. 22,795.0
                                                        ------------     ------------                 ------------

(1) Includes accrued interest and exchange differences payable, as well as the CER adjustment where applicable.

(2)   Borrowings expected to be incurred for the purchase of the Hedge Bond.

      As of December 31, 2004, our most significant source of funding was the financial assistance from the Argentine Central Bank and the advance to be granted by such entity for the purchase of the Hedge Bond. In aggregate, these represented 39.2% of our funding, with practically no change from the close of the prior fiscal year when it represented 39.4%. The increase from the 35.6% as of December 31, 2002, is mainly attributable to the adjustment by the CER since 2003 (as explained above) on the financial assistance. This effect was mitigated in 2004 due to the payments made beginning in March of that year. At the end of 2004, the financial assistance from the Argentine Central Bank represented 26.5% of our total funding compared to 27.2% at the end of 2003 and 24.7% a year before.

      Before the 2001-2002 crisis, deposits had been our most important funding source. As of December 31, 2004, our deposits represented 31.4% of our total funding, up from 26.9% at the end of 2003 and 23.0% at the end of 2002. Our deposit base, like that of all other banks in Argentina, was significantly affected by the systemic run on deposits throughout 2001 and early 2002, and by various regulations implemented by the Argentine government in recent years, as explained in this annual report. However, our deposit base has grown 21.0% in 2004 and 6.5% in

2003. Nearly all of this increase occurred in peso-denominated transactional deposits (deposits in current and savings accounts), short-term time deposits and CER adjusted time deposits (the latter in 2004).

      For more information on deposits, see Item 4. "Information on the Company -- Selected Statistical Information -- Composition of Deposits."

      In the past, we had also funded our operations in international and local financial markets through the issuance of debt securities (dollar-denominated negotiable obligations, medium-term notes and U.S. commercial paper). Dollar-denominated funds raised in the capital markets are an important part of our funding. These amounted to Ps. 3,802.5 million as of December 31, 2004, as compared to Ps. 2,565.5 million in dollar-denominated debt securities outstanding as of December 31, 2003. This increase is the counterpart of the decrease mentioned below in credit lines from banks and international agencies. The decrease in 2003 , as compared with the Ps. 3,735.7 million outstanding as of December 31, 2002, mainly reflect the decrease in the exchange rate in 2003. See Item 3. "Key Information -- Exchange Rate Information." As of December 31, 2003, Ps. 1,242.3 million (principal only), including the negotiable obligations issued pursuant to the restructuring of our New York Branch in mid-2002 and the negotiable obligations issued to settle the restructuring of Galicia Uruguay's deposits agreed to in late 2002, was current and not included in the Bank's foreign debt restructuring. The remainder of our debt securities outstanding as of December 31, 2003, were in payment default and subject to restructuring. The restructuring of the Bank's foreign debt, which did not include negotiable obligations issued by the regional credit-card companies, was completed on May 18, 2004. See " -- Contractual Obligations" below.

      We also traditionally funded our operations with credit lines from banks and international agencies. As of December 31, 2004, these credit lines amounted to Ps. 789.3 million compared to Ps. 3,017.1 million as of December 31, 2003. This decrease mainly reflects creditor decisions in the restructuring of the Bank's foreign debt completed in May 2004, as many bank creditors chose to receive negotiable obligations for their bank loans tendered in the exchange. The decrease in 2003 from Ps. 4,096.4 million as of December 31, 2002, mainly reflects the decrease in the exchange rate during 2003. See Item 3. "Key Information -- Exchange Rate Information." As of December 31, 2003 and 2002, these credit lines mostly represented credit lines from foreign banks in payment default that were subject to restructuring, which was completed on May 18, 2004. See " -- Contractual Obligations" below.

      In 2004, the Bank entered into repurchase agreements of Boden 2012 increasing its funding by Ps. 223.7 million, of which Ps. 21.6 million were premiums.

      In addition, in 2004, the Bank generated funds through the securitization and sale of on-balance and off-balance sheet loans, respectively, for an aggregate amount of Ps. 246.6 million. The Bank expects this source of funding to become increasingly more significant in the future.

      On May 31, 2004, the Bank's short term obligations received the "raA3" rating from Standard&Poor's (on its local ratings scale). In accordance with applicable rules, this rating enabled the Bank, after a period of more than two years, to raise deposits from local pension funds. This rating also facilitated deposit raising among other domestic institutional investors. On June 28, 2004, the Bank's long-term debt received the "raBBB-" rating from Standard & Poor's (on its local ratings scale). On May 18, 2005, Standard&Poor's raised the Bank's local long-term debt rating to "raA" and the Bank's local short-term rating to "raA2", as part of a general improvement of the local ratings of Argentine financial institutions, as a result of an improved operating environment due to the upcoming completion of the Argentine sovereign debt restructuring, and due to the greater value of the Bank's public-sector assets and the Bank's improved recent performance.

      The Bank's annual shareholders meeting held on April 28, 2005, approved the creation of a Global Program (the "Program") for the issuance and re-issuance of non-convertible negotiable obligations, subordinated or non-subordinated, adjustable or non-adjustable, secured or unsecured, for a maximum outstanding face value during the period the Program, of up to Ps. 1.0 billion or its equivalent in any other currency. The Program shall have a maximum term of five years beginning on the date the Program is authorized by the CNV, or any other longer term authorized by the regulations. The negotiable obligations may be issued in several series and/or classes during the period the Program will be outstanding, with the possibility to re-issue the amortized series without exceeding the Program's total amount, and with the possibility that the maturity dates of the different series and/or classes issued occur after the Program's expiration date. The negotiable obligations tenor will range from the minimum (currently 30 days) and the maximum (currently 30 years) permitted by the CNV and the Argentine Central Bank regulations. The shareholders meeting delegated to the Bank's Board of Directors (and/or to one or more of its members, and/or to one or more members of the Bank's management, if so decided by the Bank's Board of Directors), in accordance with the applicable rules in force, the authority to carry out the issuance and placement of the negotiable obligations under the Program, with broad powers to establish, within the maximum Program amount, all the remaining terms and conditions of the Program and those of each issuance and re-issuance thereof, including to file for the public offering in foreign markets.

CONTRACTUAL OBLIGATIONS

      In connection with our operating activities, we enter into certain contractual obligations. Our main contractual obligations are contractual obligations of the Bank.

      The following tables show the principal amounts of our contractual obligations and their contractual interest rates (mainly representing contractual obligations of the Bank) as of December 31, 2004.

                                                                                         LESS THAN
                                                        ANNUAL                    PAST       1        1 TO 3     3 TO 5     OVER 5
                                        MATURITY    INTEREST RATE       TOTAL      DUE      YEAR       YEARS     YEARS       YEARS
                                        -------- ------------------- ----------- ------- ---------- ---------- ---------- ----------
BANCO GALICIA:
BONDS
Floating Rate Notes Due 2010 (1) ......     2010 Libor + 350 b.p.    Ps. 1,035.3       -          - Ps.  388.2 Ps.  517.7 Ps.  129.4
Step-Up Notes Due 2014 (1) ............     2014         3.0%(2)         1,362.1       -          -          -          -    1,362.1
Subordinated Notes Due 2019 (1) (4) ...     2019        11.0%(3)           380.1       -          -          -          -      380.1
9% Notes Due 2003 .....................     2003         9.0%               34.6 Ps.34.6          -          -          -          -
4th Series Floating Rate Notes Due
   2005 ...............................     2005         4.0%                2.4     2.4          -          -          -          -
7.875% Notes Due 2007 (5) .............     2007         7.9%              216.0       -    Ps.72.0      144.0          -          -
7th Series Floating Rate Notes Due
   2007 (5) ...........................     2007 Libor + 400 bp            128.4       -       42.8       85.6          -          -
LOANS
Floating Rate Loans Due 2010
   (Banks) (1) ........................     2010 Libor + 350 b.p.           20.8       -          -        7.8       10.4        2.6
Floating Rate Loans Due 2014
   (Banks) (1) ........................     2014 Libor  + 85 b.p.           54.6       -          -          -          -       54.6
Floating Rate Loans Due 2019
   (Banks) (1) ........................     2019 Libor + 578 b.p.(3)         6.8       -          -          -          -        6.8
Step-Up Loans Due 2014 (1) ............     2014         3.0%(2)           280.5       -          -          -          -      280.5
Floating Rate Loans Due 2010
   (International Entities) (1) .......     2010 Libor + 350 b.p.          116.5       -          -       43.7       58.3       14.5
Floating Rate Loans Due 2014
   (International Entities) (1) .......     2014  Libor + 85 b.p.          201.6       -          -          -          -      201.6
Floating Rate Loans Due 2019
   (International Entities) (1) .......     2019 Libor + 578 b.p.(3)        28.5       -          -          -          -       28.5
Trade Debt (1) ........................     2005 Libor + 100 b.p.           32.6       -       32.6          -          -          -
                                           2005/
Other Financial Loans                       2007 Libor + 400 bp             30.2       -       11.0       19.2          -          -
BICE Loans (Pesos) ....................  Various     CER + 4%               81.7       -       35.7       38.3        6.7        1.0
BICE Loans (Dollars) ..................  Various     Various(6)             35.9    29.7        1.7        4.5          -          -
Argentine Central Bank - Financial
Assistance ............................     2011     CER+2.0%            5,690.9       -      363.6      871.4    2,908.8    1,547.1
Argentine Central Bank - Advance to
    Purchase the Hedge Bond (7) .......     2012     CER+2.0%            2,571.1       -      321.4      642.8      642.8      964.1
Loan from Sedesa (8) ..................     2007 Libor + 300 bp            191.9       -          -      191.9          -          -
Peso-Denominated Loan from FFRE .......     2008   CER + 8.0%               28.3       -        7.1       14.1        7.1          -
Dollar-Denominated Loan from FFRE (8)..     2005         8.1%                4.1       -        4.1          -          -          -
REPOS                                    Various Libor + 350 bp            223.7       -          -      223.7          -          -
                                        -------- -----------         ----------- ------- ---------- ---------- ---------- ----------
BANCO GALICIA URUGUAY:
Negotiable Obligations (9) ............  Various     Various               556.4       -      108.4      137.2      148.4      162.4
                                        -------- -----------         ----------- ------- ---------- ---------- ---------- ----------
TARJETAS CUYANAS:
Negotiable Obligations ................     2002         8.0%               13.4       -       13.4          -          -          -
                                        -------- -----------         ----------- ------- ---------- ---------- ---------- ----------
TOTAL .................................                              Ps.13,328.4 Ps.66.7 Ps.1,013.8 Ps.2,812.4 Ps.4,300.2 Ps.5,135.3
                                                                     =========== ======= ========== ========== ========== ==========

Principal only (does not include interest).

(1) Issued in 2004 as part of the restructuring of the foreign debt of the Bank's Head Office and its Cayman Branch.

(2) The rate increases 1% on January 1st of each year, until reaching 7% on January 1st, 2008.

(3) Interest paid in cash: 6% per annum from January 1st 2004 until (but not including) January 1st, 2014. Unless the notes are previously redeemed, the annual interest rate will increase to 11% per annum from that date until (but not including) January 1st, 2019. Interest paid in additional subordinated negotiable obligations due 2019: 5% per annum from January 1st, 2004, to be paid on January 1st, 2014 and January 1st, 2019.

(4)   Excludes US$ 79 million of Subordinated Notes due 2019 held by us.

(5) Issued in 2002 as part of the restructuring of the debt of the Bank's former New York Branch.

(6) Includes US$ 2.0 million of performing debt that accrues Libor+400 b.p., and US$10.0 million of past due debt restructured in February 2005. The latter accrued Libor+550 b.p.

(7) The terms and conditions of the advance to be granted by the Argentine Central Bank to purchase the Hedge Bond were established by Decree No. 905/02.

(8)   Granted as part of the Galicia capitalization and liquidity plan.

(9) Issued in 2002 as part of the restructuring of Galicia Uruguay's deposits. Excludes subordinated negotiable obligations for US$ 43 million held by us.

OTHER COMMITMENTS

      The Bank is responsible for 14.53% of the financial debt of Correo Argentino S.A. if the contract between such company and the Argentine government is terminated for any cause, including the bankruptcy of Correo Argentino S.A. The Argentine government rescinded the contract with Correo Argentino on November 19, 2003. On December 16, 2003, an Argentine court declared Correo Argentino bankrupt. That decision was appealed and an Argentine appeals court reverted the bankruptcy into a "cram down" process in accordance with Section 48 of the Argentine Bankruptcy and Reorganization Proceedings Law. As of the date of this annual report, no claims from Correo Argentino's financial creditors have been received. On March 25, 2004, a Ps.7.3 million guarantee in favor of the Argentine government in connection with Correo Argentino S.A.'s concession was called and the Bank paid such amount in accordance with the terms and conditions set by the National Communications Commission, and applicable regulations. As of December 31, 2004, both the Bank's interest in Correo Argentino S.A. as well as the credits against it had been written off. The Bank has provisioned the estimated amount of contingencies related to Correo Argentino S.A.

      As a shareholder of the water-supply concessionaires Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., Banco Galicia has committed, along with the other shareholders, to provide financial support to these companies if they were unable to fulfill the commitments they have undertaken with international financial bodies. The Inter-American Development Bank ("IDB) requested that the shareholders of Aguas Argentinas S.A. and Aguas Provinciales de Santa Fe S.A. grant loans to those companies. On February 18, 2003, and July 14, 2004, assistance was granted to Aguas Argentinas S.A. in the amount of US$ 0.6 million and US$ 6.3 million, respectively. On November 5, 2003, at the request of the International Financial Corporation ("IFC"), a loan was granted to Aguas Provinciales de Santa Fe S.A. for US$ 0.3 million.

      In addition, in the case of anticipated termination of the concessions, in accordance with the contracts signed, the Bank and the other shareholders, on a prorrata basis, had guaranteed the repayment by these water-supply concessionaires of their debts with the IDB, the European Investment Bank and the IFC. With respect to Aguas Provinciales de Santa Fe S.A., in February 2005, the Bank and the other shareholders renegotiated with the IDB and the IFC the commitments in connection with such company. In the context of the agreement reached, the Bank made a US$ 7.1 million disbursement, granted a US$ 2.3 million guarantee in favor of the IDB and the IFC, and assumed a contingent commitment for the same amount. The latter being the only commitments with the IDB and the IFC assumed in connection with Aguas Provinciales de Santa Fe S.A.

      These water-supply companies are in the process of negotiating with the Argentine government and the governments of the provinces of Cordoba and Santa Fe different issues in connection with their concession contracts, including increases in tariffs and investment plans. The timing and results of these negotiations are unknown and cannot be estimated.

      The Bank has recorded these contingencies in off-balance sheet accounts and has provisioned their estimated amounts. See note 3 to our audited consolidated financial statements.

OTHER COMMITMENTS -- OPERATING LEASES

      As of December 31, 2004, we leased certain properties used as a part of our distribution network. The estimated future lease payments in connection with these properties is as follows:

                           In millions of pesos (1)
                           ------------------------
     2005                         Ps.12.4
     2006                            12.4
     2007                            11.3
     2008                            11.3
     2009                            11.3
2010 AND AFTER                       11.3
                                  -------
    TOTAL                         Ps.70.0
                                  -------

(1) Future lease payments include the CER adjustment until December 31, 2004, only.

CRITICAL ACCOUNTING POLICIES

      We believe the following critical accounting policies applied by us and our main subsidiary, Banco Galicia, affect our more significant judgments and estimates used in the preparation of our audited consolidated financial statements.

ALLOWANCE FOR LOAN LOSSES

      Banco Galicia's allowance for loan losses is maintained in accordance with Argentine Central Bank rules. Under such rules, a minimum allowance for loan losses is calculated primarily based upon the classification of Banco Galicia's commercial loan borrowers and upon delinquency aging (or the number of days the loan is past due) for Banco Galicia's individual loan borrowers (including commercial loans of less than Ps. 200,000). Although we are required to follow the methodology and guidelines for determining the minimum loan loss allowance as set forth by the Argentine Central Bank, we are allowed to establish additional allowances for loan losses. The determination of the allowance for loan losses requires a significant degree of judgment.

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

SECURED LOANS

      In addition, Banco Galicia has a significant amount of outstanding secured loans to the Argentine government. Pursuant to Argentine Central Bank rules, these loans do not require an allowance for loan losses. However, beginning March 2003, Communique "A" 3911 required these loans to be valued at the lower of their book value or their net present value calculated using an increasing discount rate specified by such Communique and complementary rules. For more information, see Item 4. "Information on the Company -- Selected Statistical Information -- Government and Corporate Securities -- Valuation."

      Given the current situation in Argentina, realization of these loans at their contractual maturity is uncertain. In 2003, the Argentine government issued regulations to restructure the financial assistance received by banks from the Argentine Central Bank and apply the proceeds of certain public-sector assets held by banks which had to be granted as collateral to repay the financial assistance owed to the Argentine Central Bank. The Bank restructured its financial assistance from the Argentine Central Bank in accordance with such regulations and granted as collateral of such assistance all of its portfolio of secured loans.

GOVERNMENT SECURITIES AND OTHER ACCOUNTS RECEIVABLE WITH THE GOVERNMENT

      In accordance with Argentine Banking GAAP the Bank classifies its portfolio of government securities into trading and investment securities, unlisted government securities and securities issued by the Argentine Central Bank.

      Realized and unrealized gains and losses and interest income on government securities are included as "Net Income/(Loss) from Government Securities" in our financial statements.

      Government Securities in Investment Accounts - Boden 2012 Received as Compensatory Bonds

      We carry government securities in investment accounts at their cost plus accretion of discount or amortization of premiums and accrued interest, as applicable. For government securities previously included in trading accounts, the cost value is their closing market value as of the day before their transfer to an investment account.

      The Boden 2012 received as Compensatory Bond are classified as securities in "Investment Accounts" at par value based upon Argentine Banking GAAP, notwithstanding that the estimated market value of such bonds is significantly lower than par value. As of May 20, 2005, Boden 2012 were trading at approximately 87.18% of par value. As market conditions change, adjustments to the estimated market value of the Boden 2012 are not reflected in our financial position. Future sales or settlements of the Boden 2012 will reflect the market conditions at the time and may result in a significant gain or loss that represents the difference between the settlement amount and the then carrying value.

      Effective January 7, 2003, Argentine Central Bank Communique "A" 3857 restricted the possibility of classifying securities as holdings in investment accounts to those existing in the Bank's portfolio as of December 31, 2002, except for the Compensatory Bond received.

      Unlisted Government Securities - Bogar and External Notes

      Argentine Central Bank's Communique "A" 3911, dated March 28, 2003, and complementary rules (mainly Communiques "A" 4084 and "A" 4163) established the rules in effect for the valuation of secured loans (Decree No. 1387/01), government securities not subject to capital requirements to cover market risks (unlisted government securities), secured promissory notes or bonds (Bogar) issued by the FFDP (Decree No. 1579/02), and other loans to the non-financial public sector, except for, among others, government securities accounted in investment accounts, the Compensatory and the Hedge Bonds and the securities issued by the Argentine Central Bank. These securities had to be carried at the lower between book value and their present value calculated using a discount rate specified by the above mentioned rules and in the case of past due and unpaid public sector assets, the cash flow of the Bogar had to be used to determine the present value.

      Bogar granted as collateral of the financial assistance from the Argentine Central Bank were carried at their present value. Bogar to be granted as collateral of the advance to be received from the Argentine Central Bank for the purchase of the Hedge Bond were recorded at the value admitted by the Argentine Central Bank for assets used as collateral.

      The External Notes were included as eligible for the debt exchange carried out by the Argentine government to restructure its defaulted foreign debt, which closed on February 25, 2005. As of December 31, 2004, and as a consequence of the Bank's decision in January 2005, to tender its External Notes in the aforementioned exchange, the External Notes were recorded, in accordance with Argentine Central Bank's valuation rules, at a value equal to the present value of the cash flows of the Bogar As of December 31, 2003, the External Notes were held for investment and carried at their face value.

      The Bank opted to exchange its holdings of External Notes for "Peso-Denominated Discount Bonds" and "GDP-Linked Units" in an offer not subject to proration. The chosen option implied receiving new debt instruments for a principal amount equal to 33.7% of the eligible debt.

      In order to reduce the effect on bank balance sheets of participating in the exchange offer, through Communique "A" 4270, the Argentine Central Bank allowed the aforementioned "Peso-denominated Discount Bonds" and the "GDP-Linked Units" to be recorded at the lowest of : (i) the carrying value in accordance with the prevailing valuation rules; and (ii) the total future nominal cash payments up to maturity specified by the terms and conditions of the new securities. This valuation will be reduced in the amount of the perceived service payments and accrued interest will not be recognized.

      As market conditions change, adjustments to the estimated market value of Bogar and External Notes are not reflected in our financial position. Future sales or settlements of Bogar and External Notes will reflect the market conditions at the time and may result in a significant gain or loss that represents the difference between the settlement amount and the then carrying value. As of May 20, 2005, the market value of the Bogar was approximately 78.98% of par value. Currently, the External Notes do not have an official trading market.

      Other Accounts Receivable with the Government -- Compensatory and Hedge Bonds

      The right to receive Boden 2012 as Compensatory and Hedge Bonds is recorded as "Other Receivables Resulting from Financial Intermediation" and is being recognized at the par value of the Boden 2012 to be issued, notwithstanding that the estimated market value of the bonds linked to this right is significantly below that carrying value. As stated above, as of May 20, 2005, Boden 2012 were trading at approximately 87.18% of par value.

      As of December 31, 2004, the settlement of the right to receive Boden 2012 as Compensatory and Hedge bonds was under discussion with the Argentine Central bank and subject to its approval. Therefore, as of December 31, 2004, the Bank had provisioned the estimated differences. In March 2005, the Bank decided to accept the amount of Compensatory and Hedge Bonds determined by the Argentine Central Bank and the differences resulting from such decision have been written off against the provisions established for such purpose. See Item 4. "Information on the Company -- Main Regulatory Changes in 2002, 2003 and 2004 -- Compensation to Financial Institutions -- For the Asymmetric Pesification and its Consequences."

      Trading Securities and Securities Issued by the Argentine Central Bank

      We carry our government and other securities trading portfolios, including the securities issued by the Argentine Central Bank (Lebac and Nobac) at their estimated fair value. These amounts are based on either quoted market prices or estimated values derived by the Bank utilizing dealer quotes. As market conditions change, adjustments to the fair value of securities and derivatives will be made to reflect those conditions. Future sales of these securities will reflect the market conditions at the time and may differ significantly from the estimated fair market value at the balance sheet date.

GOODWILL

      Goodwill is carried at cost less accumulated amortization. The carrying amount of goodwill is analyzed for impairment based on estimates of future undiscounted cash flows generated by the business acquired. Because of the economic conditions in Argentina and their effect on the estimated cash flows of our acquired businesses that have goodwill, adjustments for impairment of goodwill increased in 2002. Given these adjustments and the improvement in the overall Argentine economic situation in 2003, adjustments for impairment were not made in 2003 and 2004.

INTANGIBLE ASSETS

      Effective March 2003, Argentine Central Bank Communique "A" 3916 established that the asset recorded for the difference resulting from compliance by the Bank with court decisions made in connection with amparo claims challenging the applicability of regulations on deposits with the financial system within the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary rules should be recorded under this caption, and that the amortization of this deferred loss should take place in a maximum of 60 equal consecutive monthly installments beginning in April 2003.

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

EQUITY INVESTMENTS IN OTHER COMPANIES

      We carry these investments based on the equity method where a significant influence in the corporate decision-making process exists. In other cases, the equity investment is carried at the lower of cost plus dividends or the equity method value. These balances may be adjusted considering the effects of economic conditions and other developments on the financial statements of these corporations.

ADVANCE TO PURCHASE THE HEDGE BOND

      In connection with the Bank's right to purchase the Hedge Bond, the Bank has recognized the associated liability to fund the Hedge Bond as if the Bank had already executed the debt agreement with the Argentine Central Bank. This liability to the Argentine Central Bank is denominated in pesos and accrues interest at CER plus 2.0%, retroactive to February 3, 2002, as provided by Decree No. 905/02.

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

ALLOWANCE FOR LOAN LOSSES

      The allowance for loan losses represents the estimate of probable losses in the loan portfolio. Determining the allowance for loan losses requires significant management judgments and estimates including, among others, identifying impaired loans, determining customers' ability to pay and estimating the fair value of underlying collateral or the expected future cash flows to be received. Actual events will likely differ from the estimates and assumptions used in determining the allowance for loan losses. Additional provisions for loan losses could be required in the future.

      The resolution of the allowance for the Argentine provinces secured loans outstanding in 2002, currently Bogar, was subject to the economic and political situation in Argentina.

FAIR VALUE ESTIMATES

      Quoted market price in active markets is the most reliable measure of fair value.

      During 2001, the Bank swapped, effective as of November 6, 2001, its Argentine government debt instruments under the promissory note/bond program for secured loans. Subsequently, Decree No. 644/02 established the conversion into pesos of the secured loans, which were originally denominated in US dollars, at the exchange rate of Ps. 1.4 per US$ 1.0, pursuant to Decree No. 471/02, which also set the new interest rates to be accrued by the secured loans. An estimate of the fair value of the loans received (in exchange of the Argentine national government debt instruments which swap had been completed by December 31, 2001) was made absent observable quoted market prices for such loans based on the balance sheet date on the contractual cash flows of the loans received or to be received, discounted at an estimated market rate. The estimated fair value of the loan constitutes the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss and the difference between the cost basis and amounts expected to be collected are amortized on an effective yield base over the life of the loans.

      The secured loans to be received in exchange of Argentine provincial governments debt instruments were considered to be impaired as of December 31, 2001, given that the swap for these instruments was not completed until 2003. In accordance with SFAS 114 and accordingly, an allowance for loan losses on secured loans to Argentine provincial governments was established as of December 31, 2001 and 2002.

      As of December 31, 2002, the Bank had offered to exchange certain loans to Argentine provincial governments for secured loans or securities (Bogar) issued by the FFDP as explained under Item 4."Information on the Company -- Selected Statistical Information -- Loan Portfolio." The Bank tendered in the exchange its entire portfolio of loans to Argentine provincial governments and opted to receive promissory notes. The Bank received Bogar for such provincial debt which exchange had been completed as of December 31, 2003. This exchange has been accounted for similar to the 2001 swap, with the securities received (Bogar) valued at estimated market value upon receipt.

      Under U.S. GAAP purposes and in accordance with SFAS No. 115, satisfaction of one monetary asset (in this case a loan) by the receipt of another monetary asset (in this case a security, the Bogar) for the creditor is generally based on the market value of the asset received in satisfaction of the debt. In this particular case, the Bogar received is significantly different in structure and interest rates than the loans swapped. Therefore, such amounts should initially be recognized at their market value. The estimated fair value of the loan constitutes the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss and the difference between the cost basis and amounts expected to be collected are amortized on an effective yield base over the life of the security.

      Under U.S. GAAP, as of December 31, 2003 and 2004, these Bogar are classified by the Bank as available for sale securities and recognized at market with the unrealized gain or loss from changes in market values recognized as a charge or credit to equity through other comprehensive income. In connection with estimating the fair value of the Bogar, the Bank used quoted market values. There has been limited activity in the trading of these securities, and, as such, the quoted market values may not represent the price of an actual sale between a willing buyer and a willing seller or amounts at which the Bogar will ultimately be realized.

      Should secured loans and/or Bogar be available to offset debt due to the Argentine Central Bank or other Argentine government entities, some or all of the losses previously recognized on these assets may be reversed.

      For U.S. GAAP purposes, the Compensatory Bond received and receivable are carried at the underlying fair value of the securities to be received. These estimated fair values are based on the quoted market prices of the Boden 2012 (as quoted on the MAE). These fair market value quotations are based on relatively low trading volumes and the our carrying value may not be representative of the value we would have received if we had disposed of these securities or receivables at the year-end date. Furthermore, it is likely that the fair market values will fluctuate as economic conditions and other factors change in Argentina and it is reasonably possible that the realization and short-term carrying values of these securities will differ significantly from their carrying value as of December 31, 2004.

      Through Law No. 25,561 and Decrees No. 424/01, 1005/01 and 1226/01, the Argentine government permitted taxpayers to meet their tax obligations with public-debt securities. The Bank took advantage of this opportunity by allocating External Notes to the payment of its tax obligations in fiscal year 2002 and part of fiscal year 2003. Therefore, we determined that the carrying value was a reasonable estimate of their fair value.

      During 2003, the Argentine government suspended this regime and, as a result, we concluded that these obligations were impaired and an other than temporary loss was recognized.

      Under U.S. GAAP, the External Notes are classified as available for sale securities and, as of December 31, 2003 and 2004, were recorded at fair value, the respective unrealized gain or loss being charged to the results for the year or to equity through "Other Comprehensive Income," depending on whether it represents an "other than temporary decline" in their value or not. These notes were in default as of December 31, 2003 and December 2004. There are no published market values for these securities. Virtually no trades of these securities occurred in 2003, nor could the Bank use these securities to extinguish tax liabilities.

      For U.S. GAAP purposes as of December 31, 2003, the fair value of these securities was considered to be the carrying value assigned to the External Notes by the Argentine Central Bank for purposes of their use as collateral of the advance to be granted by such entity to the Bank to purchase the Hedge Bond, and the Group believed this was a reasonable estimate of their fair value. As of December 31, 2004, having the External Notes been tendered to the exchange to restructure the Argentine government foreign debt launched in January 2005, and therefore the Bank being precluded from using such notes as collateral of the advance to be granted by the Argentine Central Bank for the purchase of the Hedge Bond, we determined that the fair value of the External Notes was the discounted cash flow of the Peso-denominated Discount Bonds that the Bank elected to receive in exchange for the External Notes in the aforementioned restructuring. Therefore, it is reasonably possible that the estimated fair value of those securities will change in the near term in amounts that are material to the Bank's financial statements.

      In addition, Banco Galicia holds retained interests in securitization trusts. Those investments are carried at estimated fair value. Determining fair values of such investments requires estimating future cash flows and applying a discount rate to those cash flows. Such estimates do not purport to represent what those securities could be sold for at the balance sheet date or what those securities will be settled for. The fair values are affected by the performance of the underlying loans in the trust and changes in estimated discount rates and other assumptions. Discount rates are subject to significant fluctuations as affected by, among other things, the economic and political situation in Argentina. Therefore, it is reasonably possible that the estimated fair value of those securities will change in the near term in amounts that are material to the Bank's financial statements.

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

DEFERRED TAX ASSET VALUATION ALLOWANCE

      Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the carrying amounts of assets and liabilities recorded for accounting and tax reporting purposes and for the future tax effects of net operating loss carryforwards. We had a significant amount of deferred tax assets as of December 31, 2002, December 31, 2003 and December 31, 2004, and the carrying amounts of those deferred tax assets are subject to management's judgment based on available evidence that realization is more likely than not and they are reduced, if necessary, by a valuation reserve. Based on the generation of significant tax losses and the uncertainty with respect to the generation of taxable income in the near term, a valuation reserve on the net deferred tax assets, except those associated with certain of our subsidiaries for which realization is more certain than not, has been recognized.

      In the event that all or part of our net deferred tax assets in the future become realizable under U.S. GAAP, an adjustment to our deferred tax assets would be credited to income tax expense in the period the determination was made.

ASSETS NOT RECOGNIZED UNDER U.S. GAAP

      Under U.S. GAAP, the right to purchase the Hedge Bond is not considered an asset under Financial Accounting Standards Board Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements. Under this concepts statement, assets are defined as "... probable future economic benefits obtained or controlled by an entity as a result of past transactions or events." In addition, one of the three essential characteristics of an asset is that an entity can obtain the benefit and can control others' access to it. As of December 31, 2004, 2003, and 2002, the Bank could not obtain the benefit of the Hedge Bond until the transaction is approved by the Argentine Central Bank and the Bank remits funds to the Argentine Central Bank. The liability under U.S. GAAP would be recognized when the Bank actually enters into the financing arrangement.

      As of December 31, 2004 and 2003, under Argentine Banking GAAP, the Bank had recorded under "Intangible Assets" the difference arising from the reimbursement of restructured deposits at the market exchange rate pursuant to amparo claims and the carrying value of these restructured deposits. As of December 31, 2002, this difference had been recorded under Argentine Banking GAAP under "Other Receivables from Financial Brokerage." The receivable for differences related to amparo claims does not represent an asset under U.S. GAAP.

FINANCIAL GUARANTEES

      Pursuant to Decree No. 1836/02 and the Argentine Central Bank Communique "A" 3828, the Bank entered into the exchange offer to exchange restructured deposits certificates ("CEDROs") for Boden 2005, 2006, 2012 and 2013. The Boden offered to the holders of the CEDROs are dollar-denominated unsecured Argentine government bonds. As part of the restructuring, the Bank was required to guarantee the payment of the Boden to the holders of the CEDROs at a price equal to Ps. 1.4 per US$ adjusted by applying the accumulated CER from February 3, 2002 to the expiration date of the Boden. The price can not exceed the Argentine peso per US$ free exchange rate at the expiration date of the Boden.

      Under U.S. GAAP, effective January 1, 2003, we adopted FAS Interpretation No. 45. As a result, we recognized a liability for the fair value of the obligations assumed. If the fair value of the obligations assumed change, we might have a significant impact in our results.

ITEM 5B. LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

      As a financial holding company, we generate our net earnings/losses within our operating subsidiaries, including Banco Galicia, our main operating subsidiary. Until 2001, the Bank was the primary source of funds available to us in the form of dividends.

      The Bank's dividend-paying ability was impaired by the effects of the Argentine economic crisis since late 2001 on its income-generation capacity. In addition, in 2002, like other financial institutions operating in Argentina, the Bank was prohibited from paying dividends by the Argentine Central Bank. Resolution No. 81/02 of the board of directors of the Argentine Central Bank prohibits the Bank from paying dividends for as long as financial assistance from the Argentine Central Bank is outstanding. In addition, the loan agreements entered into by the Bank as part of its foreign debt restructuring limit the Bank's ability to pay dividends on its capital stock. See Item 8. "Financial Information -- Dividend Policy and Dividends -- Dividend Policy."

      We have not received dividends from the Bank since October 2001. See Item
8. "Financial Information -- Dividend Policy and Dividends -- Dividends."

      The extent to which a banking subsidiary may extend credit or otherwise provide funds to a holding company is limited by Argentine Central Bank rules. For a description of these rules, see Item 4. "Information on the Company -- Argentine Banking System and Regulation -- Argentine Banking Regulation -- Lending Limits."

      Our current policy is to retain earnings to pay for Grupo Galicia's operating expenses on a non-consolidated basis and to support the growth of certain of our businesses. As of December 31, 2004, on a non-consolidated basis, we had cash and due from banks of Ps. 0.5 million and short-term investments of Ps. 36.9 million.

      We hold US$ 99.4 million of face value of subordinated negotiable obligations (with a US$ 79.0 million book value) issued by Banco Galicia in exchange for the 149 million preferred shares issued by us in connection with the Bank's foreign debt restructuring and US$ 43 million of subordinated negotiable obligations issued by Galicia Uruguay. We use the interest payments on these instruments to pay our operating expenses.

      Grupo Galicia on a non-consolidated basis does not have any financial debt outstanding.

      Each of our subsidiaries is responsible for its own liquidity management.

      Our ability to raise funds in the local market, limited to Argentine Central Bank financing at the beginning of 2002, as a result of the Argentine 2001-2002 crisis and its effects on the Bank, improved in the second half of 2002 and in 2003 with the implementation of the Galicia capitalization and liquidity plan and the continuous increase in deposits, and was normalized, in 2004, with the completion of the restructuring of the foreign debt of the Bank's Head Office in Argentina and that of its Cayman Branch and the restructuring of the Bank's debt with the Argentine Central Bank. The completion of the process of restructuring the Bank's foreign debt in 2004 has also improved our ability to raise funds in the international market.

      Even though our liquidity increased since 2002, it has been insufficient to cover our operating expenses, capital expenditures and all of our financial obligations in accordance with their contractual terms until the completion of our debt restructuring which finalized in May 2004. Having completed the restructuring of the Bank's foreign debt, its financial assistance from the Argentine Central Bank and the debt of its main subsidiaries (including Galicia Uruguay, Galicia Cayman (in provisional liquidation) and the regional credit-card companies) consistently with the cash flow of their assets, our liquidity is currently sufficient to cover our operating expenses and capital expenditures, and our contractual obligations in accordance with their contractual terms.

      In light of economic conditions in Argentina, our access to long-term financing for significant amounts will remain substantially limited to us or to the Bank in the short term. Management believes that in 2005 we will fund our cash needs arising from capital expenditures and financial commitments at their current contractual maturity with the cash derived from operations.

      As of December 31, 2004, on a consolidated basis, we had Ps. 988.7 million in available cash (defined as total cash on hand and cash equivalents).

      For a discussion of the Bank's liquidity management, see " -- Banco Galicia (Unconsolidated) Liquidity Management" below.

CONSOLIDATED CASH FLOWS

      Our consolidated statements of cash flows were prepared using the measurement methods prescribed by the Argentine Central Bank, but in accordance with the presentation requirements of SFAS No. 95, Statement of Cash Flows. SFAS No. 95 establishes specific presentation requirements and additional disclosures but does not provide guidance with respect to inflation-adjusted financial statements. In our cash flow statements, the effect of inflation restatements and foreign exchange gains and losses on cash flow related to financing and operating activities has been included in the line item "Monetary Loss," and the effect of inflation on cash balances has been included in a separate line item after cash flows from investing activities. No inflation adjustment was performed in 2004. See "Presentation of Financial Information" and our consolidated cash flow statements as of and for the fiscal years ended December 31, 2004, December 31, 2003, and December 31, 2002, included in this annual report.

      At the close of fiscal year 2004, our available cash (and cash equivalents) had increased in the amount of Ps. 162.5 million from the Ps. 826.2 million of available cash (and cash equivalents) at the close of the prior fiscal year, representing an increase of 19.7%. This increase occurred despite our Ps.
109.9 million net loss for fiscal year 2004.

      The increase in our available cash in fiscal year 2004 is explained by the following changes, classified by type of cash-providing or cash-using activity:

   - the net use of cash by operating activities in the amount of Ps. 215.6 million. This amount results from adding or subtracting to the Ps. 109.9 million net loss for the fiscal year: (i) all of the income statement items that did not represent a decrease or increase, respectively, in cash and (ii) all transactions related to operating activities that involve an increase or a decrease in cash. During 2004, the items that did not represent a decrease in cash available and that therefore must be added to the fiscal year net loss were: (i) depreciation and amortization of fixed assets and intangible assets for Ps. 235.3 million and (ii) an increase in allowances for loans and other losses, net of reversals, for Ps. 69.1 million. The items that did not represent an increase in cash and that therefore must be subtracted to the fiscal year's net loss were the Ps.
      142.5 million increase in income from the restructuring of the Bank's foreign debt completed in May 2004. In addition, the following items generated cash movements: (i) a Ps. 273.3 million decrease in other liabilities, mainly comprised of lower interest on foreign debt subject to restructuring (for Ps. 77.0 million), payments on restructured trade loans (for Ps. 41.6 million), payments on the loan with the FFRE (for Ps. 54.5 million), and lower other contingencies (for Ps. 50.0 million), (ii) Ps.
      91.6 million decrease in government securities, generated by proceeds from Bogar (monthly interest payments) and Boden 2012 (semiannual interest payments) and (iii) a Ps. 74.8 million increase in other assets mainly attributable to greater leasing activity.

   - the net use of cash by investing activities in the amount of Ps. 240.2 million, mainly attributable to the net effect of: (i) a Ps 112.4 million decrease in cash as a result of a net increase in the Bank's loan portfolio and (ii) a Ps. 131.8 million net use of cash applied to intangible assets (mainly in connection with the payment of deposits pursuant to amparo claims).

   -  the net generation of cash by financing activities in the amount of Ps
      618.3 million, mainly attributable to: (i) a Ps. 1,415.0 million increase in cash generated by the increase in deposits which is net of the payment by Galicia Uruguay and Galicia Cayman (in provisional liquidation), during 2004 of the amounts contemplated in the deposit restructuring agreements reached with its depositors and of the settlement of the exchange offer made to its depositors in early 2004, (ii) amortization of long term indebtedness, for Ps. 289.7 million, reflecting mainly the payments by Galicia Uruguay of negotiable obligations (Ps. 183 million) issued by it to restructure its deposits, which payments corresponded to the above-mentioned restructuring agreement reached with depositors, with the remaining amount corresponding to payments on a credit line from a domestic bank, (iii) payments of principal and interest made by the Bank in connection with the financial assistance from the Argentine Central Bank, for Ps. 453.8 million, with the remaining Ps. 107.2 million corresponding to payments on debt of the regional credit card companies,
      (iv) a Ps. 261.7 million increase in cash generated by the repurchase agreement with Boden 2012 and (v) Ps 207.6 million principal and interest payments on the debt restructured, which was completed in May 2004, made to settle the exchange.

      The increase in our available cash in fiscal year 2003 is explained by the following changes, classified by type of cash-providing or cash-using activity:

   - the net use of cash by operating activities in the amount of Ps. 344.0 million. This amount results from adding or subtracting to the Ps. 222.2 million net loss for the fiscal year (i) all of the income statement items that did not represent a decrease or increase, respectively, in cash and
      (ii) all transactions related to operating activities that involve an increase or a decrease in cash. During 2003, the items that did not represent a decrease in cash available and that therefore must be added to the fiscal year net loss were (i) depreciation and amortization of fixed assets and intangible assets for Ps. 215.9 million and (ii) an increase in allowances for loans and other losses, net of reversals, for Ps. 118.9 million. The items that did not represent an increase in cash and that therefore must be subtracted to the fiscal year's net loss were (i) a Ps.
      324.1 million increase in assets due to the CER adjustment accrued and
      (ii) the Ps. 90.2 million decrease in the receivable for the Compensatory Bond related to the adjustment that the Bank made to the carrying value of compensation to be received for the asymmetric pesification. In addition, Ps. 314.3 million was used to increase government securities (Lebac).

   -  the net generation of cash by investing activities in the amount of Ps.
      629.8 million, mainly attributable to the net effect of: (i) the increase in available cash for Ps. 734.7 million as a result of a net decrease in the Bank's loan portfolio, reflecting primarily a decrease in Galicia Uruguay's loan portfolio and (ii) a Ps. 124.5 million net use of cash applied to an increase in intangible assets.

   - the net use of cash by financing activities in the amount of Ps. 31.6 million, mainly attributable to: (i) a Ps. 782.7 million increase in cash generated by an increase in deposits which is net of the payment by Galicia Uruguay and Galicia Cayman (in provisional liquidation), during 2003, of the first and second installments contemplated in the deposit restructuring agreements reached with depositors, (ii) a Ps. 537.1 million amortization of long term indebtedness, reflecting mainly the payments by Galicia Uruguay of negotiable obligations issued by this company to restructure its deposits, which payments corresponded to the above mentioned first and second installments contemplated in the deposit restructuring agreement reached with depositors, and the payment made by Galicia Uruguay to settle the exchange offered to its customers in 2003 of restructured deposits for different alternatives, including a cash payment and (iii) the payments made by the Bank's Argentine operation in connection with the financial assistance from the Argentine Central Bank, mainly corresponding to the payment of interest, in the amount of Ps.
      252.6 million.

BANCO GALICIA CONSOLIDATED LIQUIDITY GAPS

      Liquidity risk is the risk that liquid assets are not available for the Bank to meet financial commitments at contractual maturity, take advantage of potential investment opportunities and meet demand for credit.

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

      As of December 31, 2004, the gaps between maturities of the Bank's financial assets and liabilities based on contractual maturity were as follows:

                                                                       AS OF DECEMBER 31, 2004 (1)
                                               ------------------------------------------------------------------------------
                                               LESS THAN      1-5         5-10          OVER 10      UNDER
                                                ONE YEAR     YEARS       YEARS           YEARS    RESTRUCTURING       TOTAL
                                               ---------   ----------  ----------      --------   -------------     ---------
                                                                (in millions of pesos, except ratios)
ASSETS
 Cash and Due from Banks...................    Ps. 499.6            -           -             -               -     PS. 499.6
 Argentine Central Bank - Escrow
  Accounts.................................        562.0            -           -             -               -         562.0
 Overnight Placements......................        379.2            -           -             -               -         379.2
 Loans - Public Sector.....................         69.9   Ps. 2427.8  Ps. 2074.3       Ps. 2.6               -       4,574.6
 Loans - Private Sector....................       2319.4        680.2       216.4          15.9               -       3,231.9
 Government Securities.....................       1457.8       3434.8      3459.8        1321.9       Ps. 749.7(2)   10,424.0
 Corporate Debt Securities.................         11.2          3.3         5.7             -               -          20.2
 Financial Trusts (Galtrust I, II and V -
   Galicia Mortgage Loans Trust)...........         66.1        346.2       347.6         247.5               -       1,007.4
 Financial Trusts (Special Fund Former
  Almafuerte and Mendoza Banks)............            -        287.7           -             -               -         287.7
 Assets under Financial Lease..............         31.5         68.7         0.7             -               -         100.9
 Secured Loans Granted as Collateral of
   the FFRE Loan...........................            -         61.1       122.2             -               -         183.3
   TOTAL ASSETS............................      5,396.7      7,309.8     6,226.7       1,587.9           749.7      21,270.8
LIABILITIES
 Saving Accounts...........................       1639.1            -           -             -               -       1,639.1
 Demand Deposits...........................       1401.9            -           -             -               -       1,401.9
 Time Deposits.............................       2965.5        392.8       195.4             -               -       3,553.7
 Restructured Deposits and CEDROS..........        165.2          0.3         0.3             -               -         165.8
 Argentine Central Bank ...................        684.9       5065.8      2511.3             -               -       8,262.0

                                                                     AS OF DECEMBER 31, 2004 (1)
                                             -------------------------------------------------------------------------------
                                             LESS THAN      1-5           5-10          OVER 10      UNDER
                                              ONE YEAR     YEARS         YEARS           YEARS    RESTRUCTURING      TOTAL
                                             ---------   ----------    ----------      --------   -------------     --------
                                                                   (in millions of pesos, except ratios)
 Negotiable Obligations....................      236.6       1420.9        1782.0         655.3           37.0 (4)   4,131.8
 Bank and International Entities...........       43.7        139.5         553.9          35.3               -        772.4
 Loans From Domestic Financial
  Institutions.............................      111.0         49.6           0.9             -           29.7 (5)     191.2
 Other Liabilities (3).....................      790.3        230.8             -             -               -      1,021.1
   TOTAL LIABILITIES.......................    8,038.2      7,299.7       5,043.8         690.6            66.7     21,139.0
Asset / Liability Gap......................   (2,641.5)        10.1       1,182.9         897.3           683.0        131.8
Cumulative Gap.............................   (2,641.5)    (2,631.4)     (1,448.5)       (551.2)          131.8        131.8
Ratio of Cumulative Gap to Cumulative
  Liabilities..............................      (32.9)%      (17.2)%        (7.1)%        (2.6)%           0.6%
Ratio of Cumulative Gap to Total
  Liabilities..............................      (12.5)%      (12.4)%        (6.9)%        (2.6)%           0.6%

---------------
(1)   Principal only. Includes the CER adjustment. Does not include interest.

(2) Represents the Bank's holdings of External Notes, tendered in the exchange to restructure the sovereign foreign debt in an offer not subject to proration. The Bank chose to receive Discount Bonds in Pesos. The exchange is pending settlement.

(3) Includes debt with Sedesa and the FFRE, debt with retailers, repos and forward sales.

(4) Represents debt held by creditors that did not participate in the exchange offer to restructure the foreign debt of the Bank's Head Office in Argentina and its Cayman Branch completed in May, 2004.

(5)   Represents a loan that was restructured in February 2005.

      In the table above, assets and liabilities in payment default as of December 31, 2004, were included in the column under the heading "under restructuring" including : (i) Ps. 749.7 million of External Notes, which were tendered in the exchange offer made by the Argentine government to restructure its sovereign debt in payment default, which closed in February 2005, having the Bank opted to receive Peso-denominated Discount Bonds, in an offer not subject to proration (see Item 4. "Information on the Company -- Selected Statistical Information -- Government and Corporate Securities;" (ii) Ps 37.0 million of negotiable obligations held by creditors that did not participate in the restructuring of the Bank's foreign debt completed in May 2004; and (iii) Ps.
29.7 million of a credit line from a domestic bank which restructuring was completed in February 2005.

      The Bank has established a limit for the ratio of "cumulative gap" to "total liabilities" of 25% for the "less than one year" negative gap. The table above shows that the Bank was in compliance with this limit as of December 31, 2004.

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

      As of December 31, 2004, the Bank's liquidity structure in Argentina was as follows:

                                                    AS OF DECEMBER 31, 2004
                                                    -----------------------
                                                    (in millions of pesos)
Legal Requirement......................                  Ps. 1,049.7
Excess Liquidity.......................                        799.5
                                                         -----------
TOTAL LIQUIDITY (1) ...................                  Ps. 1,849.2
                                                         ===========

---------------
(1)   Excludes cash of Galicia Uruguay, the Cayman Branch and related companies.

      Legal liquidity refers to the "minimum cash requirements" set by regulations of the Argentine Central Bank minus the permitted reduction in the requirement in the amount of the balance of the "Special Fund Former Almafuerte and Mendoza Banks" (Argentine Central Bank Resolution No. 36/03).

      Excess liquidity consists of: (i) 100% of total overnight placements in foreign banks, (ii) 80% of checks purchased, short-term loans to prime companies, (iii) 90% of Lebacs and (iv) 100% of the balances held at the Argentine Central Bank in excess of the minimum cash requirements.

      As regards legal requirements, such requirements correspond to the Minimum Cash Requirements for peso- and dollar-denominated assets and liabilities, established by the Argentine Central Bank. See Item 4. "Information on the Company -- Argentine Banking System and Regulation -- Argentine Banking Regulation -- Legal Reserve Requirements for Liquidity Purposes."

      The assets computable for compliance with this requirement are technical cash, which comprises bills and coins, and the balances of peso- and dollar-denominated deposit accounts at the Argentine Central Bank and of the escrow accounts held at the Argentine Central Bank in favor of clearing houses.

      The Bank's Board of Directors has defined a total liquidity objective, which was determined based on the analysis performed on the behavior of the Bank's deposits during the crisis that affected the financial system at the end of 2001 and during the first half of 2002 (considered as the "worst-case" scenario). Two liquidity levels were defined: "operational liquidity" (to address the Bank's daily operations) and "additional liquidity" (excess amount available at any possible crisis). Deposits were classified into "wholesale deposits" (deposits raised by the trading desk) and "retail deposits."

      "Operational liquidity" was established at 7% of retail demand deposits and time deposits maturing in less than 10 days, plus the balance in the escrow accounts held at the Argentine Central Bank and balances in correspondent banks needed to address foreign trade operations.

      "Additional liquidity" is variable depending on the remaining maturity of total deposits, including Cedros. As a result of the analysis performed, the Bank defined a floor for "additional liquidity" at 50% of the necessary funds to bear the worst-case scenario. "Additional liquidity" included in the table above amounted to Ps. 1,542.4 million, reaching 81.2% of the funds necessary to bear the worst-case scenario.

CAPITAL

      Our capital adequacy is not under the supervision of the Argentine Central Bank.

      Our capital management policy is designed to ensure prudent levels of capital.

      We, as well as our controlled companies, except for Banco Galicia and the affiliates of Sudamericana Holding S.A. mentioned in the paragraph below, are regulated by the Corporations Law. That statute provides that the capital of a corporation cannot be less than Ps. 12,000.

      The insurance companies held by Sudamericana Holding S.A. are Galicia Vida Compania de Seguros S.A., Galicia Retiro Compania de Seguros S.A., Galicia Patrimoniales Compania de Seguros S.A. and Instituto de Salta Compania de Seguros de Vida S.A. These companies meet the minimum capital requirements set by General Resolution No. 25,804 of the National Insurance Superintendency. See
Item 4. "Information on the Company -- Government Regulation -- Minimum Capital Requirements of Insurance Companies."

      As of September 30, 2004, the computable capital of the companies held by Sudamericana Holding S.A. exceeded the minimum requirement of Ps. 11.9 million by Ps. 23.9 million.

      Sudamericana Holding S.A. also holds interests in Medigap Salud S.A. (formerly, Hartford Salud S.A.) and Sudamericana Asesores de Seguros S.A. Both companies are regulated by the Corporations' Law. Sudamericana Asesores de Seguros S.A. is also regulated by the National Insurance Superintendency.

      The following table analyzes our capital resources as of the dates indicated.

                                                                       GRUPO GALICIA
                                                                      AS OF DECEMBER 31,
                                                             ----------------------------------
                                                                  2004               2003                   2002
                                                             -------------        -------------      ------------------
                                                                                                      (in millions of
                                                                                                     February 28, 2003,
                                                                                                       constant pesos,
                                                                                                        except ratios,
                                                               (in millions of pesos, except            multiples and
                                                             ratios, multiples and percentages)          percentages)
Shareholders' Equity.....................................      Ps. 1,519.5        Ps. 1,419.4           Ps. 1,600.8
Shareholders' Equity as a Percentage of Total Assets.....             6.42%              6.22 %                6.71%
Total Liabilities as a Multiple of Total Shareholders'
Equity...................................................            14.56x             15.08 x               13.91x
Tangible Shareholders' Equity(1) as a Percentage of
Total Assets.............................................             3.73%              3.03 %                5.36%
Total Capital Ratio......................................                -                  -                     -
Excess Capital over Required Minimum Capital.............                -                  -                     -

---------------
(1) Tangible shareholders' equity represents shareholders' equity minus intangible assets.

      The Argentine Central Bank supervises the capital adequacy of Banco Galicia on an unconsolidated basis and consolidated with its significant subsidiaries, Galicia Uruguay and the five regional credit-card companies that Banco Galicia controls. Compliance with the Argentine Central Bank's minimum capital requirement rule was suspended during the whole of 2002 and 2003. In June 2003, the Argentine Central Bank issued a new minimum capital requirement rule, which became effective on January 1, 2004. The Bank has been in compliance with this new capital adequacy regime in 2004. For more information on Banco Galicia's capital adequacy, see Item 4. "Information on the Company -- Selected Statistical Information -- Regulatory Capital."

CAPITAL EXPENDITURES

      For a description of our capital expenditures in 2004 and our capital commitments for 2005, see Item 4. "Information on the Company -- Capital Investments and Divestitures."

      For a description of financing of our capital expenditures, see " -- Liquidity."

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

OUR BOARD OF DIRECTORS

      Our ordinary shareholders' meeting took place on April 28, 2005. The following table sets out the members of our Board of Directors as of that date (all of whom are resident in Buenos Aires, Argentina), the positions they hold within Grupo Galicia, their dates of birth, their principal occupations and the expiry dates of their current terms.

                                                                                       PRINCIPAL            CURRENT
NAME                                POSITION                   DATE OF BIRTH           OCCUPATION          TERM ENDS
----                                --------                  ---------------         -----------        ------------
Antonio Garces            Chairman of the Board and Chief     May 30, 1942            Banker             April 28, 2008
                          Executive Officer
Federico Braun            Vice-Chairman                       February 4, 1948        Businessman        April 28, 2008
Abel Ayerza               Director                            May 27, 1939            Businessman        April 23, 2006
Eduardo J.  Zimmermann    Director                            January 3, 1931         Businessman        April 23, 2006
Silvestre Vila Moret      Director                            April 26, 1971          Businessman        April 28, 2008
Marcelo L.S.  Tonini      Director                            March 11, 1931          Businessman        April 23, 2006
Eduardo J. Escasany       Director                            June 30, 1950           Businessman        April 28, 2007
Luis O. Oddone            Director                            May 11, 1938            Accountant         April 28, 2007
Pedro Richards            Director                            November 14, 1952       Businessman        April 28, 2007
Pablo Gutierrez           Alternate Director                  December 9, 1959        Banker             April 23, 2006
Maria Ofelia Hordenana
de Escasany               Alternate Director                  December 30, 1920       Businesswoman      April 28, 2008
Luis Sila Monsegur        Alternate Director                  August 15, 1936         Accountant         April 28, 2008
Alejandro Maria Rojas
Lagarde                   Alternate Director                  July 17, 1937           Attorney           April 28, 2008
Sergio Grinenco           Alternate Director                  May 26, 1948            Banker             April 23, 2006

      The following are the biographies of the members of our Board of
Directors:

      Antonio Roberto Garces: Mr. Garces obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 1959. Mr. Garces is also president of Banco Galicia, Galicia Factoring y Leasing and Gal Mobiliaria S.A. de Ahorro para Fines Determinados, as well as third vice president of the Argentine Bankers Association and a lifetime trustee of the Fundacion Banco de Galicia y Buenos Aires.

      Federico Braun: Mr. Braun obtained a degree in industrial engineering at the Universidad de Buenos Aires. He was associated with the Bank from 1984 to 2002 having served as a member of the Bank's Board of Directors during such period. Mr. Braun is president of Codigo S.A., Campos de la Patagonia S.A., Garabi Forestal S.A., Martseb S.A., , and S.A. Importadora y Exportadora de la Patagonia; vice president of Club de Campo "Los Pinguinos" S.A., Inmobiliaria y Financiera "La Josefina" S.A., Asociacion de Supermercados Unidos and MayoristaNet S.A., a Director of Estancia Anita S.A. and a lifetime trustee of the Fundacion Banco de Galicia y Buenos Aires.

      Abel Ayerza: Mr. Ayerza obtained a degree in business administration at the Universidad Catolica Argentina. He was associated with the Bank from 1966 to 2002, having served as a member of the Bank's Board of Directors from 1976 to 2002. Mr. Ayerza is president of Aygalpla S.A. and a lifetime trustee (and second vice president) of the Fundacion Banco de Galicia y Buenos Aires.

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

      Eduardo J. Escasany: Mr. Escasany obtained a degree in economics from the Universidad Catolica Argentina. He was associated with the Bank from 1973 to 2002. He was appointed to the Bank's Board of Directors in 1975, in 1979 he was elected vice-chairman and since 1989 he was chairman of the Board of Directors and chief executive officer. He was president of the Argentine Bankers Association from Novmeber 1993 to July 2002 having served as vice-president between 1989 and 1993. He was also president of Grupo Galicia from April 2000 to June 2002. He is a lifetime trustee (and first vice president) of the Fundacion Banco de Galicia y Buenos Aires.

      Luis Omar Oddone: Mr. Oddone obtained a degree in national public accounting at the Universidad de Buenos Aires. Mr. Oddone is president of La Cigarra S.A., vice president of Scharstorf S.A., and syndic of American Plast S.A., Bohue S.A., Lamarca y Cia. S.A., Pilaga S.A., SATEX S.A., Tango Jet S.A., Walmont S.A. and Tinocam S.A.

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

      Pablo Gutierrez: Mr. Gutierrez obtained a degree in business administration from the Universidad de Buenos Aires. Since 1985, he has been associated with the Bank. He currently serves as the head of the Bank's Treasury Division. On April 2005 he was appointed to the Board of Directors of the Bank subject to the authorization of the Argentine Central Bank. Mr Gutierrez is also president of Galicia Valores S.A. Sociedad de Bolsa and vice president of Galicia Pension Fund Ltd. and Argenclear S.A.

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

      Sergio Grinenco: Mr. Grinenco obtained a degree in economics at the Universidad Catolica Argentina and a master's degree in business administration from Babson College in Wellesley, Massachusetts. He has been associated with the Bank since 1977. Mr. Grinenco is vice president of Banco Galicia, liquidator of Galicia Equity Analysis S.A. "En Liquidacion" and a director of Galicia Capital Markets S.A. Mr. Grinenco is also an alternate trustee of the Fundacion Banco de Galicia y Buenos Aires.

      Our Board of Directors may consist of between three and nine permanent members; currently it has nine members. In addition, the number of alternate directors -- individuals to act in the temporary or permanent absence of a director -- has been set at five. The directors and alternate directors are elected by the shareholders at our annual general shareholders' meeting. Directors and alternate directors may be elected for either a two-or three-year term.

      Some of our directors are also directors of Banco Galicia. In addition, some members of our Board of Directors may serve on the board of directors of any subsidiary we establish in the future.

      Four of our directors and two of our alternate directors are members of the families that are controlling shareholders of Grupo Galicia.

FUNCTIONS OF OUR BOARD OF DIRECTORS

      The members of our Board of Directors serve on the following committees:

      Audit Committee: In compliance with CNV rules regarding the composition of the audit committee of companies listed in Argentina, which require that the audit committee be comprised of at least three directors, with a majority of independent directors, the Board of Directors established an audit committee with three members. Currently, Messrs. Eduardo Zimmermann, Marcelo L. S. Tonini and Luis O. Oddone are the members of the audit committee. All of the members of our audit committee are independent directors under the CNV requirements and as defined by the new Nasdaq rules that will become applicable to foreign private issuers such as us on July 31, 2005. All three members of the audit committee are financially literate and have extensive managerial experience. The Board of Directors has determined that Mr. Tonini is the financial expert serving on its audit committee.

      The audit committee is primarily responsible for (i) issuing a report on the Board of Directors' proposed independent auditor and ensuring that independence criteria are met, (ii) supervising the reliability of our internal control systems, including the accounting system, and of external reporting of financial or other information, (iii) verifying compliance with the applicable conduct rules, (iv) issuing a report on related party transactions and disclosing any transaction where a conflict of interest exists with corporate governance bodies and controlling shareholders, (v) following-up the use of information policies on risk management at the company's main subsidiaries and
(vi) reviewing the annual working plan of our internal and independent auditors, and issuing an opinion thereof. The audit committee has access to all information and documentation that it requires and is broadly empowered to fulfill its duties. During 2004, the audit committee held ten meetings.

      Disclosure Committee: This committee was established in response to the U.S. Sarbanes-Oxley Act of 2002. The responsibility of this committee is to review and approve controls over the public disclosure of financial and related information, and other procedures necessary to enable our chief financial officer and chief executive officer to provide their certifications of our annual report that is filed with the SEC. The members are Messrs. Antonio Garces, Pedro Richards, Jose Luis Gentile and Adrian Enrique Pedemonte. In addition, at least one of the members of this committee attends all of the meetings of the Bank's Disclosure Committee.

OUR SUPERVISORY COMMITTEE

      Our bylaws provide for a supervisory committee consisting of three members who are referred to as "syndics" and three alternate members who are referred to as "alternate syndics." In accordance with the Argentine Companies Law and our bylaws, the syndics and alternate syndics are responsible for ensuring that all of our actions are in accordance with applicable Argentine law. Syndics and alternate syndics are elected by the shareholders at the annual general shareholders' meeting. Unlike directors, syndics and alternate syndics do not have management functions. Syndics are responsible for, among other things, preparing a report to shareholders analyzing our financial statements for each year and recommending to the shareholders whether to approve such financial statements. Alternate syndics act as alternates in the temporary or permanent absence of a syndic. Currently, there are three syndics and three alternate syndics. Syndics and alternative syndics are elected for a one-year term.

      The following table shows the members of our supervisory committee. Each of our syndics was appointed at the ordinary shareholders' meeting held on April 28, 2005.

                                                   PRINCIPAL
      NAME                   POSITION             OCCUPATION          CURRENT TERM ENDS
------------------       ----------------      -----------------      -----------------
Adolfo Melian            Syndic                Lawyer                  April 28, 2006
Norberto Corizzo         Syndic                Public Accountant       April 28, 2006
Alejandro H. Massa       Syndic                Public Accountant       April 28, 2006
Miguel N. Armando        Alternate Syndic      Lawyer                  April 28, 2006
Miguel C. Maxwell        Alternate Syndic      Public Accountant       April 28, 2006
Luis Curuchaga           Alternate Syndic      Public Accountant       April 28, 2006

      The following are the biographies of the members of our supervisory committee:

      Adolfo Hector Melian: Mr. Melian obtained a degree in law at the Universidad de Buenos Aires. He has been associated with the Bank since 1970. He served as counsel to the Bank's Board of Directors until 1975. Mr. Melian is also a syndic of Banco Galicia, Galicia Warrants, Galicia Capital Markets S.A, Galicia Valores S.A. Sociedad de Bolsa, Galicia Factoring y Leasing S.A.,Tarjetas Regionales S.A., Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A. and an alternate syndic of Banco Galicia Uruguay. Mr. Melian is a lifetime trustee of the Fundacion Banco de Galicia y Buenos Aires.

      Norberto Daniel Corizzo: Mr. Corizzo obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since the 1977. Mr. Corizzo is also syndic of Banco Galicia, Tarjetas Regionales S.A., Tarjetas del Mar S.A., Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Galicia Warrants, Sudamericana Holding, Sudecor Valores S.A. Sociedad de Bolsa, Galicia Capital Markets S.A., Galicia Valores S.A. Sociedad de Bolsa, Galicia Factoring y Leasing S.A., Agro Galicia S.A., Net Investment S.A. and Banco Galicia Uruguay S.A.

      Alejandro H. Massa: Mr. Massa obtained a degree in national public accounting at the Universidad de Buenos Aires in 1978. Mr. Massa is a partner at Deloitte & Co. S.R.L. He is a syndic of numerous companies, including Met AFJP Sudamericana Holdings S.A. and its subsidiaries, Net Investment S.A. and Galicia Warrants S.A., and an alternate syndic of Tarjetas Regionales S.A.

      Miguel Norberto Armando: Mr. Armando obtained a degree in law at the Universidad de Buenos Aires. He was first elected a syndic of the Bank in 1986. Mr. Armando is also a director of Arnoar S.A., syndic of EBA Holding S.A. and Tarjetas del Mar S.A. and an alternate syndic of Banco Galicia.

      Miguel C. Maxwell: Mr. Maxwell obtained a degree in national public accounting at the Universidad de Buenos Aires in 1979. Mr. Maxwell has been a partner at Deloitte & Co. S.R.L. since 1999. He is a syndic of numerous companies, including Galicia Capital Markets S.A., Galicia Factoring y Leasing S.A., Net Investment S.A., Sudamericana Holding S.A. and Tarjetas Regionales S.A.

      Luis Curuchaga: Mr. Curuchaga obtained a degree in national public accounting in 1977 and a degree in business administration at the Universidad de Buenos Aires in 1974. Mr. Curuchaga has been a partner of the Audit Department of Deloitte & Co. S.R.L. since 1999. He is a syndic of numerous companies, including: Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversion, American Plast S.A., Rombo Compania Financiera S.A., Frances Valores Sociedad de Bolsa S.A., Frances Administradora de Inversiones S.A., General & Cologne Re. Cia. de Reaseguros S.A and an alternate syndic of:
Athuel Fideicomisos S.A., BNL Sociedad Gerente FCI S.A., Fiat Credito Compania Financiera, Sudamericana Holding S.A. and its subsidiaries, INTA Industria Textil Argentina S.A., Schering Plough S.A., Lamarca y Cia. Sociedad de Bolsa S.A. and Iveco Argentina S.A.

COMPENSATION OF DIRECTORS

      We pay a fixed fee to some of the members of the Board of Directors who are not members of the Board of Directors of the Bank. For fiscal year 2004, and taking into consideration the new responsibilities and increased activities of the audit committee's , the Shareholders' Meeting held on April 28, 2005, approved a payment of Ps. 80,000 to the independent directors who have functions on our audit committee. Currently, the only compensation paid to the members of our Board of Directors who are also members of the Board of Directors of the Bank is paid by the Bank for their services to the Bank. Compensation for Grupo Galicia's managers is determined by the Board of Directors. Managers receive a fixed compensation plus the Board of Directors determines for every fiscal year whether or not it is advisable to make a payment of a variable fee which, if any, is fixed according to the Company's performance, the performance of the unit for which the manager is responsible, as well as each manager's performance.

      For a description of the amounts to be paid to the board of directors of Banco Galicia, see " -- Compensation of Banco Galicia's Directors" below.

      We do not maintain a stock-option, profit-sharing or pension plan or any other retirement plan for the benefit of our directors, nor do our directors qualify for benefits upon termination of employment.

      In connection with the Bank's foreign debt restructuring, we agreed to limit the amounts paid per fiscal year to the members of our Board of Directors and agreed not to make any payments to our management in excess of market compensation. See Item 10. "Additional Information -- Material Contracts."

MANAGEMENT OF GRUPO GALICIA

      Grupo Galicia's organizational structure consists of a managing director who reports to the Board of Directors, and two managers who report directly to the managing director, the financial and accounting manager and the investor relations manager.

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

      The investor relations manager is in charge of the functions related to communication channels and services to local and foreign institutional investors as well as retail investors and research analysts. He prepares periodic reports with respect to our capital stock, market performance and trading volume. Our investor relations manager is Pablo Eduardo Firvida, who was born March 17, 1967.

      We do not maintain a stock-option, profit-sharing or pension plan or any other retirement plan for the benefit of our managers, nor do our managers qualify for benefits upon termination of employment.

BOARD OF DIRECTORS OF BANCO GALICIA

      The ordinary and extraordinary shareholders' meeting held on April 28, 2005, established the size of the Bank's Board of Directors at nine members and five alternate directors. The following table sets out the members of our Board of Directors as of April 28, 2005, all of whom are resident in Buenos Aires, Argentina, the years of appointment, position currently held by each of them, their dates of birth, their principal occupation and when their term ends. The business address of the members of the Board of Directors is Tte. General J. D. Peron 407, (C1038AAI) Buenos Aires, Argentina.

                             YEAR OF           PRINCIPAL            DATE OF           CURRENT
         NAME              APPOINTMENT         POSITION              BIRTH           OCCUPATION        TERM ENDS
------------------------   -----------   ----------------------  --------------      ----------    -----------------
Antonio R. Garces          2001          Chairman of the Board   May 30, 1942        Banker        December 31, 2005
                                         and Chief Executive
                                         Officer

                             YEAR OF           PRINCIPAL              DATE OF         CURRENT
         NAME              APPOINTMENT         POSITION                BIRTH         OCCUPATION        TERM ENDS
------------------------   -----------   ----------------------  ------------------  ----------    -----------------
Sergio Grinenco            2003          Vice-Chairman and       May 26, 1948        Banker        December 31, 2005
                                         Chief Financial
                                         Officer
Enrique M. Garda           2005          Director and Secretary  April 29, 1946      Banker        December 31, 2007
Olaciregui
Daniel A. Llambias         2004          Director                February 8, 1947    Banker        December 31, 2006
Luis M. Ribaya             2005          Director                July 17, 1952       Banker        December 31, 2007
Guillermo J. Pando         2005          Director                October 23, 1948    Banker        December 31, 2007
Pablo Gutierrez (1)        2005          Director                December 9, 1959    Banker        December 31, 2007
Eduardo O. Del Piano (2)   2004          Director                May 12, 1938        Accountant    December 31, 2006
Pablo M. Garat (2)         2004          Director                January 12, 1953    Lawyer        December 31, 2006
Eduardo A. Fanciulli       2004          Alternate Director      April 10, 1951      Banker        December 31, 2006
Raul Hector Seoane (1)     2005          Alternate Director      July 18, 1953       Banker        December 31, 2005
Juan C. Fossatti           2003          Alternate Director      September 11, 1955  Banker        December 31, 2005
Osvaldo H. Canova (3)      2004          Alternate Director      December 8, 1934    Accountant    December 31, 2006
Julio P. Naveyra (3)       2004          Alternate Director      March 24, 1941      Accountant    December 31, 2006

--------------
(1) Authorization from the Argentine Central Bank to assume their positions is pending.

(2) In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Messrs. Eduardo O. Del Piano and Pablo M. Garat are independent and were elected at the ordinary shareholders' meeting held on April 29, 2004, as members of the audit committee. Messrs. Del Piano and Garat are also independent directors in accordance with the new Nasdaq rules.

(3) In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Mr. Canova and Mr. Naveyra are independent alternate directors elected at the ordinary shareholders' meeting held on April 29, 2004. They would replace the independent directors in case of vacancy. They are also independent directors in accordance with the new Nasdaq rules.

      The following are the biographies of the members of the Board of Directors of the Bank:

      Antonio Roberto Garces: Mr. Garces obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 1959. Mr. Garces is also president of Banco Galicia, Galicia Factoring y Leasing and Gal Mobiliaria S.A. de Ahorro para Fines Determinados, as well as third vice president of the Argentine Bankers Association and a lifetime trustee of the Fundacion Banco de Galicia y Buenos Aires.

      Sergio Grinenco: Mr. Grinenco obtained a degree in economics at the Universidad Catolica Argentina and a master's degree in business administration from Babson College in Wellesley, Massachusetts. He has been associated with the Bank since 1977. Mr. Grinenco is vice president of Banco Galicia, liquidator of Galicia Equity Analysis S.A. "En Liquidacion" and a director of Galicia Capital Markets S.A. Mr. Grinenco is also an alternate trustee of the Fundacion Banco de Galicia y Buenos Aires.

      Enrique M. Garda Olaciregui: Mr. Garda Olaciregui obtained a degree in law at the Universidad del Salvador, a master degree in finance from Universidad del CEMA and a master degree in Management Law at the Universidad Austral. He has been associated with the Bank since 1970. Mr. Garda Olaciregui is also a director of Galicia Factoring y Leasing S.A. and Galicia Warrants S.A. and an alternate trustee of the Fundacion Banco de Galicia y Buenos Aires.

      Daniel Antonio Llambias: Mr. Llambias obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 1964. Mr. Llambias is president of Galicia Capital Markets S.A. and Sudamericana Holding S.A He is also a director of Gal Mobiliaria S.A. de Ahorro para Fines Determinados, Galicia Valores S.A. Sociedad de Bolsa, Tarjeta Naranja S.A., Tarjetas Regionales S.A., Visa Argentina S.A. and Banelco S.A. and delegate of the shareholders meeting's of Automovil Club, and an alternate trustee of the Fundacion Banco de Galicia y Buenos Aires.

      Luis Maria Ribaya: Mr. Ribaya obtained a degree in law from the Universidad de Buenos Aires. He has been associated with the Bank since 1971. Mr. Ribaya is the president of Argencontrol S.A. and Mercado Abierto Electronico S.A., director of Galicia Capital Markets S.A. and Galicia Valores S.A. Sociedad de Bolsa,, and an alternate trustee of the Fundacion Banco de Galicia y Buenos Aires.

      Guillermo Juan Pando: Mr. Pando has been associated with the Bank since 1969. He is president of Tarjetas Regionales S.A., Galicia Pension Fund Ltd. and Galicia Warrants S.A., vice president of Gal Mobiliaria S.A. Sociedad de Ahorro para Fines Determinados, a director of Galicia Capital Markets S.A., Galicia Factoring y Leasing S.A., Tarjetas del Mar S.A. and Tarjeta Naranja S.A., a liquidator of Galicia Equity Analysis S.A. "En Liquidacion," alternate director of Electrigal S.A. and Distrocuyo S.A. and an alternate trustee of the Fundacion Banco de Galicia y Buenos Aires.

      Pablo Gutierrez: Mr. Gutierrez obtained a degree in Business Administration from the Universidad de Buenos Aires. Since 1985, he has been associated with the Bank. He currently serves as the head of the Treasury Division. Mr. Gutierrez is also president of Galicia Valores S.A. Sociedad de Bolsa, vicepresident of Galicia Pension Fund Ltd. and Argenclear S.A. and an alternate director of Grupo Galicia.

      Eduardo Oscar Del Piano: Mr. Del Piano obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 2004. Mr. Del Piano is also an independent auditor of Fundacion Sociedad Rural, Sociedad Rural Argentina, Establecimientos Ortopedicos Argentina S.A., Fundacion Jose Maria Aragon, Asociacion Argentina de Polo, Asociacion Argentina de Ortopedia y Traumatologia and syndic of La Rural de Palermo S.A. and OGDEN-Rural S.A.

      Pablo Maria Garat: Mr. Garat obtained a degree in law at the Universidad de Buenos Aires. He has been associated with the Bank since 2004. Mr. Garat has been an official representative of the Province of Tierra del Fuego, an advisor to the Argentine Senate and he currently develops its professional independent activity at his own law firm and is a professor at the University of Constitutional Law and Constitutional Tributary Law.

      Eduardo Antonio Fanciulli: Mr. Fanciulli obtained a degree in business administration from the Universidad de Buenos Aires. He has been associated with the Bank since 1983. Mr. Fanciulli is a director of Galicia Capital Markets S.A. and Galicia Factoring y Leasing S.A.

      Raul Hector Seoane: Mr. Seoane obtained a degree in economics from the Universidad de Buenos Aires. He has been associated with the Bank since 1988.

      Juan Carlos Fossatti: Mr. Fossatti obtained a degree in law from the Universidad de Buenos Aires. He has been associated with the Bank since June 6, 2002, when he was elected at the annual general shareholders' meeting. Mr. Fossatti is also a director of Tierras del Bermejo S.A., Grenoble Inversiones S.A., and Barlocher do Brazil S.A. (Sao Paulo - Brazil).

      Osvaldo Hector Canova: Mr. Canova obtained a degree in accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 2004. Mr. Canova has been a member of Harteneck, Lopez y Cia. (now Price Waterhouse & Co. S.R.L.) and Mcduliffe, Turquan Young. Mr. Canova is also alternate director of Telecom Argentina S.A. and syndic of Arcor S.A.I. y C, Unilever S.A., Bagley Argentina S.A., Naral S.A. and Cartocor S.A.

      Julio Pedro Naveyra: Mr. Naveyra obtained a degree in accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 2004. Mr. Naveyra has been a member of Harteneck, Lopez y Cia. (now Price Waterhouse & Co. S.R.L.). He is also syndic of S.A. La Nacion, Supermercados Makro S.A., IDEA S.A. and Transener S.A. and director of Telecom Personal S.A., Publicom S.A., Gas Ban S.A. and Telecom Argentina S.A.

FUNCTIONS OF THE BOARD OF DIRECTORS OF BANCO GALICIA

      The Bank's Board of Directors may consist of three to nine permanent members. In addition, there can be one or more alternate directors who can act during the temporary or permanent absence of a director. As of the date of this annual report, seven directors and two alternate directors were engaged on a full time basis in the day-to-day operations of the Bank. Messrs. Fossatti, Del Piano, Garat, Canova and Naveyra are not employees of the Bank.

      The Bank's Board of Directors meets formally twice each week and informally on a daily basis. The Bank's Board of Directors is responsible for all of the major decisions, including those relating to credit, the Bank's securities portfolio, the design of the branch network and entering into new businesses.

      Members of the Bank's Board of Directors serve on the following committees:

      Risk Management Committee: Six directors and the Risk Management Department manager, the Wholesale Banking Division manager and the Treasury Division manager are members of this committee. The committee is responsible for establishing general limits (both in accordance with regulatory requirements and with the Bank's internal guidelines) and verifying compliance with such limits with respect to the following risks, among others: credit, cross border, currency, interest rate, liquidity, market and operational. This committee meets at least once every two months and acts formally by written resolutions.

      The Credit Committee: This committee is composed of four directors and the managers of the Credit Division and the Wholesale Banking Division. The managers responsible for the commercial departments may be present at this committee's meetings in case the account subject to the committee's approval belongs to any of those departments. It meets four days a week with a quorum of at least one director. The committee's function is to approve loans greater than Ps. 3.5 million in the case of corporate customers, on loans greater than Ps. 1.0 million in the case of individuals and on all loans to be granted to financial institutions (local and foreign) and related companies. Approved operations are recorded in signed and dated documents.

      Financial Risk Policy Committee (Comision de Posicion Financiera): This committee is made up of six directors and the managers responsible for the Retail Banking and the Treasury divisions and the Risk Management Department. It is responsible for analyzing the evolution of the Bank's business from a financial point of view regarding fund-raising and placement of assets. Moreover, this committee is in charge of the follow-up and control of liquidity and interest-rate and currency gaps. In all cases, it is responsible for creation of the Bank's policies related to each of these areas. The committee meets at least once every fifteen days and acts formally by written resolutions.

      Systems Committee: The Systems Committee is composed of six directors, the managers responsible for the Wholesale Banking, Treasury , Retail Banking and the Corporate Services divisions, as well as the managers in charge of the Operations and Organization departments. This committee is in charge of supervising and approving new systems development plans and budgets as well as supervising these systems' budget controls. It is also responsible for approving the general design of the system's structure implemented and for supervising the quality of the Bank's systems This committee meets at least once every three months and acts formally by written resolutions.

      Audit Committee: In accordance with the requirements set forth by the Argentine Central Bank, the Bank has an Audit Committee composed of two directors, one of which is an independent director, and the Internal Audit manager. In addition, the Bank, in its capacity as a publicly listed company in Argentina, has complied with the System for the Transparency of Public Offerings (Regimen de Transparencia de la Oferta Publica) set forth by Decree No. 677/01 and by the rules established by the CNV in its Resolution No. 400/02. In order to comply with the CNV rules regarding the composition of the audit committee of companies listed in Argentina, which require that the audit committee be comprised of at least three directors, with a majority of independent directors, the ordinary shareholders' meeting held on April 29, 2004, elected Messrs. Eduardo O. Del Piano and Pablo M. Garat as independent directors to the Board of Directors and appointed them as members of the audit committee. The third member, Mr. Daniel Llambias, a non-independent director, was appointed to the audit committee by the Bank's Board of Directors.

      The audit committee is primarily responsible for (i) issuing a report on the Board of Directors' proposed independent auditor and ensuring that independence criteria are met; (ii) supervising the reliability of the Bank's internal control system, including the accounting system, and of external reporting of financial or other information; (iii) verifying compliance with the applicable conduct rules; (iv) issuing a report on related party transactions and disclosing any transaction where a conflict of interest exists with corporate governance bodies and controlling shareholders, v) following-up the use of information policies on risk management at the company's main subsidiaries and
(vi) reviewing the annual working plan of the Bank's internal and independent auditors, and issuing an opinion thereof. The audit committee has access to all information and documentation that it requires and is broadly empowered to fulfill its duties. The audit committee meets at least once a month.

      Committee for the Control and Prevention of Money Laundering: This committee is responsible for establishing the Bank's general strategy guidelines with respect to the prevention and control of money laundering, in accordance with the rules in effect. It also provides general objectives and policies to be followed in the area. It is composed of three directors, the manager of the Treasury Division, the managers responsible for the Risk Management and the Operations departments and the Internal Audit manager The committee is scheduled to meet at least once every two months. Resolutions must be registered in a minutes book bearing folios and seals.

      Disclosure Committee: This Committee was created to comply with the provisions of the Sarbanes-Oxley Act of the United States of America issued in 2002. This committee is composed of two directors, the managers responsible for the Wholesale Banking, Retail Banking and Treasury divisions, the manager of the Planning and Management Control Division, the Internal Auditor and other Bank officers, as well as a representative of the Bank's Supervisory Syndics' Committee. A member of the committee that was created for the same purpose by Grupo Galicia also attends the meetings held by this committee.

      Periodically, the Board of Directors is advised as to the decisions taken by the various committees, which are recorded in minutes.

BANCO GALICIA'S EXECUTIVE OFFICERS

      In 2004, Banco Galicia implemented a new corporate organizational structure. The new structure does not include the position of chief executive officer, whose functions are performed by the Board of Directors.

      The following divisions report to the Bank's Board of Directors:

DIVISION                                 MANAGER
Treasury                         Pablo Gutierrez
Wholesale Banking                Juan Miguel Woodyatt
Retail Banking                   Daniel A. Llambias (in charge)
Corporative Services             Miguel Angel Pena
Credit                           Juan Carlos L'Afflitto

      Treasury: This Division is responsible for planning and managing the correct use of financial resources and providing the appropriate funding for the Bank's businesses, establishing and applying the Bank's deposit-raising and funding policies within the parameters established by the Bank's risk policies. It also manages short-term funds and the investment portfolio, ensuring the correct execution of transactions. The following areas report to this Division:
Financial Analysis and Planning, Asset Management and Financial Operations.

      Wholesale Banking: This division is responsible for managing the Bank's business relating to corporate customers The areas reporting to wholesale banking are Corporate Banking, Middle-market Banking, Investment Banking, Capital Markets, Wholesale Marketing and Foreign Trade.

      Retail Banking: This division is responsible for managing the Bank's business individuals. The areas reporting to Retail Banking are: Consumer Banking, Retail Marketing and Quality Assurance, Private Banking, Traditional Channels and Alternative Distribution Channels.

      Corporate Services: this Division is responsible for providing logistic support for all the organization's operations. The following areas report to this Division: Systems, Organization, Operations and Administration.

      Credit: this Division is responsible for defining credit risk management policies, verifying compliance with these policies, and developing the credit assessment models to be applied to the different risk products. It is also responsible for approving credit extensions to the Bank's customers while ensuring that the credit quality of the Bank's portfolio is preserved and generating the information on credit risk required by the Bank's Board of Directors and by the regulatory authorities. The following areas report to this
Division: Corporate Credit, Retail Credit and Corporate Recovery.

      In addition, the Legal Counsel, Planning and Management Control, Internal Audit, Corporate Programs Management, Human Resources, International Banking Relationships, Institutional Affairs and Chief Economist offices report to the Board of Directors. Messrs. Enrique M. Garda Olaciregui, Raul H. Seoane, Luis A. Diaz, Benito Silva, Enrique C. Behrends, Hector Arzeno, Diego F. Videla and Nicolas Dujovne are in charge of the aforementioned offices, respectively

      The following are the biographies of the Bank's senior executive officers mentioned above and not provided in the section " -- Board of Directors of Banco Galicia" or " -- Our Board of Directors" above.

      Pablo Gutierrez: See " -- Board of Directors of Banco Galicia" and " -- Our Board of Directors" above.

      Juan Miguel Woodyatt: Mr. Woodyatt was born October 8, 1955. He obtained a degree in Business Administration from the Universidad Catolica Argentina. He has been associated with the Bank since 1990. Mr. Woodyatt is president of B2Agro S.A., Net Investment S.A. and Galicia Advent Corporation Ltd., vice president of Galicia Capital Markets S.A., director of Galicia Factoring y Leasing S.A., Tarjetas Cuyanas S.A., Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A., Aguas Cordobesas S.A., AEC S.A., Electrigal S.A. and liquidator of Galicia Advent Private Equity Fund Ltd (in liquidation).

      Daniel Llambias: See " -- Board of Directors of Banco Galicia."

      Miguel Angel Pena: Mr. Pena was born January 22, 1962. He obtained a degree in information systems from the Universidad Nacional Tecnologica. He has been associated with the Bank since 1994. Mr. Pena is a director of Tarjeta Naranja S.A. and alternate director of Tarjetas Regionales S.A. He is also a voting member of the ONG-Usuaria (Asociacion Argentina de Usuarios de la Informatica y las Comunicaciones).

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

      Raul Hector Seoane: See " -- Board of Directors of Banco Galicia."

      Luis Alberto Diaz: Mr. Diaz was born April 11, 1945. He obtained a degree in national public accounting from the Universidad de Buenos Aires. He has been associated with the Bank since 1965.

      Benito Silva: Mr. Silva was born May 20, 1944. He received a bachelor's degree in operational research from the Argentine Ministry of Defense. He has been associated with the Bank since 1989. Prior to such time, he was employed with financial institutions since 1960. Mr. Silva is a director of Compensadora Electronica S.A. ("Coelsa") and Tarjetas Cuyanas S.A., and alternate director of Tarjetas Regionales S.A.

      Enrique Carlos Behrends: Mr. Behrends was born January 31, 1946. He obtained a degree in sociology from the Universidad del Salvador. Mr. Behrends has been associated with the Bank since 1987. Prior to such time, he worked at Arthur Andersen, Coopers & Lybrand and Ernst & Young.

      Hector Arzeno: Mr. Arzeno was born October 1, 1947. He obtained a degree in Business Administration at the Universidad Catolica Argentina and completed post-graduate studies at Wharton University. He has been associated with the Bank since 1990. Prior to such time, he worked at Banco Espanol de Credito de Espana since

1982. He is a vice president of Galicia Advent Corporation Ltd. and liquidator of Galicia Private Equity Fund (in liquidation).

      Diego Francisco Videla: Mr. Videla was born November 7, 1947. He has been associated with the Bank since 1997. Prior to such time, he acted as advisor in the privatization of Banco de la Provincia de Misiones S.A. Mr. Videla is a voting member of Fundacion Policia Federal Argentina, Fundacion Escuela de Guerra Naval Argentina and counselor of Fundacion Fides.

      Nicolas Dujovne: Mr. Dujovne was born May 18, 1967. He received a degree in Economics at the Universidad de Buenos Aires and a master's degree in Economy at the Universidad Torcuato Di Tella. He has been associated with the Bank since 1997. Prior to such time, he worked at Citibank Argentina, Alpha and Macroeconomica. He also served, in 1998, as the Chief of Advisors to the Secretary of the Argentine Treasury and, in 2000, as the representative of the Ministry of Economy at the Argentine Central Bank's board of directors. He also worked as a consultant for The World Bank.

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

      The table below shows the composition of Banco Galicia's supervisory committee as they were reelected by the annual shareholders' meeting held on April 28, 2005.

                                 YEAR OF                              PRINCIPAL            CURRENT
        NAME                   APPOINTMENT          POSITION         OCCUPATION           TERM ENDS
------------------------       -----------       ----------------    ----------      -----------------
Adolfo Hector Melian              2005           Syndic              Lawyer          December 31, 2005
Norberto Daniel Corizzo           2005           Syndic              Accountant      December 31, 2005
Ricardo Adolfo Bertoglio          2005           Syndic              Accountant      December 31, 2005
Alejandro Hector Massa            2005           Alternate Syndic    Accountant      December 31, 2005
Fernando Noetinger                2005           Alternate Syndic    Lawyer          December 31, 2005
Miguel N. Armando                 2005           Alternate Syndic    Lawyer          December 31, 2005

      For the biographies of Messrs. Adolfo Hector Melian, Norberto D. Corizzo, Alejandro H. Massa and Miguel Norberto Armando, see " -- Our Supervisory Committee" above.

      Ricardo Adolfo Bertoglio: Mr. Bertoglio obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 2002. Mr. Bertoglio is also president of Plasmer S.A.

      Fernando Noetinger: Mr. Noetinger obtained a degree in law at the Universidad de Buenos Aires. He has been associated with the Bank since 1987. Mr. Noetinger is also president of Arnoar S.A., Hijos de Ybarra S.A., and Dona Ines S.A. and alternate syndic of EBA Holding S.A. and Tarjetas del Mar S.A.

COMPENSATION OF BANCO GALICIA'S DIRECTORS

      Those members of the Bank's Board of Directors who perform technical and administrative functions through their participation on committees receive an honorarium in accordance with section 25 subsection 2 of the Bank's bylaws. Seven directors and two alternate directors are employees of the Bank.

      Section 39 subsection 2 of the Bank's bylaws establishes a variable compensation for the Board of Directors that consists of an incentive compensation that shall not exceed 6.0% of the Bank's pre-tax net income. For fiscal year 2004, the ordinary shareholders' meeting held on April 28, 2005, approved remuneration for the Board of Directors corresponding to the salaries of the directors that are also employees and the honorarium for the directors that exercised technical and administrative functions for participation in special committees, in the total amount of Ps. 2,593,915.60, which amount includes the remuneration of the independent directors. The variable compensation was not paid for the fiscal years ended December 31, 2004, 2003, and 2002. We are considering making a payment corresponding to such period to the Bank's directors during 2005.

      It should be noted that, for so long as Resolution No. 81/02 of the board of directors of the Argentine Central Bank is in force, which resolution dates from February 8, 2002, the Bank "shall be prohibited from paying any cash dividends or making any distribution on or in respect of its capital stock, transferring profits abroad or paying fees or any bonuses or variable compensations tied to the Bank's profits, or granting financial assistance to related parties."

      As a result of the conclusion of the negotiations for the Bank's foreign debt restructuring, a limit per fiscal year was established to the aggregate amount that the Board of Directors can perceive as honorarium. Therefore, those members of the Board of Directors who hold executive offices may receive additional payments as compensation for performing said functions, provided that these additional payments do not exceed the standard levels of Argentina's financial market.

      The Bank does not maintain a stock-option, profit-sharing or pension plan or any other retirement plan for the benefit of its directors, nor do its directors qualify for benefits upon termination of employment.

COMPENSATION OF BANCO GALICIA'S OFFICERS

      The Board of Directors establishes the policy for compensation of the Bank's personnel. The Bank's managers receive a fixed compensation and they may receive a variable compensation, determined by the Bank's overall results, and/or the performance of the unit for which the manager is responsible and/or the manager's individual performance. Although the variable compensation was not paid for the fiscal years ended December 31, 2004, 2003, and 2002, the Bank is considering making a one-time payment corresponding to such periods during 2005.

      It should be noted that, for so long as Resolution No. 81/02 of the board of directors of the Argentine Central Bank is in force, which resolution dates from February 8, 2002, the Bank "shall be prohibited from paying any cash dividends or making any distribution on or in respect of its capital stock, transferring profits abroad or paying fees or any bonuses or variable compensations tied to the Bank's profits, or granting financial assistance to related parties."

      Under the terms of the loan agreements entered into by the Bank with its bank creditors to restructure its foreign debt the Bank has agreed not to make any payment to its management in excess of market compensation.

      On November 4, 1999, the Bank, in its capacity as grantor, entered into a framework trust agreement with First Trust of New York, in its capacity as trustee, to implement a bonus program in favor of certain members of the senior management of the Bank and its controlled or related companies. This program was to be reviewed from time to time by the Bank's Board of Directors. The program's purpose was to reward and foster productivity and reward management's permanence at the Bank. Rewards under this program consisted of our shares or our ADSs.

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

      The amount transferred by the grantor to the trustee, on November 4, 2000, was US$ 4.0 million, which has been applied to the purchase of 855,442 shares and 189,116 ADSs of Grupo Galicia.

      On October 30, 2000, the Galicia 2004 Trust was established, which received 855,442 shares and 31,446.60 ADSs of Grupo Galicia. On August 15, 2001, certain individuals who held managerial positions at Banco de Galicia y Buenos Aires S.A. and Galicia Capital Markets S.A. were named as beneficiaries. On June 15, 2003, the shares and ADSs were distributed to the appointed beneficiaries and the Galicia 2004 Trust was early terminated. On November 19, 2001, the balance of 157,669.40 ADSs of Grupo Galicia that was not awarded to the beneficiaries was transferred to the Galicia 2005 Trust, which expires on September 30, 2005. The beneficiaries of the Galicia 2005 Trust have not been named yet. The 3,400 ADSs of Grupo Galicia not assigned to the Galicia 2005 Trust returned to the grantor.

      The Bank does not maintain a stock-option, profit-sharing or pension plan or any other retirement plan for the benefit of its officers, nor do its officers qualify for benefits upon termination of employment.

EMPLOYEES

      The following table shows the composition of our staff:

                                                               AS OF DECEMBER 31,
                                                         -------------------------------
                                                          2004         2003         2002
                                                         -----        -----        -----
GRUPO FINANCIERO GALICIA S.A.....................            8            8            9
BANCO DE GALICIA Y BUENOS AIRES S.A..............        3,946        3,831        4,066
        Branches.................................        1,871        1,837        1,888
        Head Office..............................        2,075        1,994        2,178
GALICIA URUGUAY..................................           19           40           51
REGIONAL CREDIT-CARD COMPANIES...................        2,216        1,951        1,903
SUDAMERICANA HOLDING S.A. CONSOLIDATED...........          129          132          136
OTHER SUBSIDIARIES...............................           46           73           64
                                                         -----        -----        -----
TOTAL............................................        6,364        6,035        6,229
                                                         =====        =====        =====

      Grupo Galicia's management considers its relations with its employees to be very good.

      As of December 31, 2004, approximately 8.3% of the Bank's employees were affiliated with the national bank union. Banco Galicia has not experienced a strike by its employees since 1973. The Bank believes that its relationship with its employees has developed within normal and satisfactory parameters despite the environment created by the 2001-2002 crisis.

      As a consequence of the 2001-2002 crisis, during 2002 the Bank reduced its staff through voluntary mechanisms. Within the measures of the Galicia capitalization and liquidity plan, the number of employees (excluding the consolidated subsidiaries) decreased by 1,804 or 30.7% of the Bank's staff (excluding the consolidated subsidiaries) as of December 31, 2001.

      During 2003, the Bank's Human Resources Division placed special emphasis on counteracting the consequences of the restructuring process and the Bank maintained, to the extent possible, staff training programs geared toward increasing the staff's efficiency and proficiency. During fiscal year 2004, the level of training courses for the Bank's staff was maintained, with a strong emphasis on commercial and operating needs. Face-to-face and distance training courses were offered for an equivalent of 72,000 man-hours, including attendees from the branch network and central areas. Similarly, 220 employees attended external training programs. Another 110 employees took part in different development programs. All these activities are carried out in close contact with the different sectors and in order to satisfy current needs and anticipate future ones.

      As regards the staff's loyalty and integration, the Bank has implemented and expanded the program called Beneficios Internos Programados ("Scheduled Internal Benefits"). Within this program, the Bank has put in place social, cultural and sport events, as well as out-of office activities and benefits, in which the Bank's total staff has participated, both in the Federal Capital and in the provinces of Argentina.

      Grupo Galicia will continue its current policy of monitoring both wage levels and labor conditions in the financial industry in order to be competitive. Grupo Galicia does not maintain any pension, profit-sharing or retirement programs for its employees.

      The Fundacion Banco de Galicia y Buenos Aires (the "Fundacion") is an Argentine nonprofit organization that provides various services to Banco Galicia employees. The various activities of the Fundacion include, among others, managing the medical services of Banco Galicia employees and their families, purchasing school materials for the children of Banco Galicia employees and making donations to hospitals and other charitable causes, including cultural events. The Fundacion has a board of lifetime trustees, certain members of which are members of our Board of Directors and supervisory committee. Members and alternate members of the board of trustees do not receive remuneration for their services as trustees.

NASDAQ CORPORATE GOVERNANCE STANDARDS

      Pursuant to Nasdaq Marketplace Rule 4350(a), a foreign private issuer may follow home country corporate governance practice in lieu of the requirements of Rule 4350, provided that the foreign private issuer complies with certain mandatory sections of Rule 4350, discloses each requirement of Rule 4350 that it does not follow and describes the home country practice followed in lieu of such requirement. The requirements of Rule 4350 and the Argentine corporate governance practice that we follow in lieu thereof are described below:

  (i) Rule 4350(b)(1)(A) - Distribution of Annual and Interim Reports. In lieu of the requirements of Rule 4350(b)(1)(A), we follow Argentine law, which requires that companies make public a Spanish language annual report, including annual audited consolidated financial statements prepared in accordance with generally accepted accounting principles in Argentina, by filing such annual report with the CNV and the BASE, within 70 calendar days of the end of the company's fiscal year. Interim reports must be filed with the CNV and the BASE within 42 calendar days of the end of each fiscal quarter. The BASE publishes the annual reports and interim reports in the BASE bulletin and makes the bulletin available for inspection at its offices. In addition, our shareholders can receive copies of annual reports and any interim reports upon such shareholders' request. English language translations of our annual reports and interim reports are furnished to the SEC. We also post the English language translation of our annual reports and quarterly press releases on our website. Furthermore, under the terms of the Second Amended and Restated Deposit Agreement, dated as of June 22, 2000, among us, The Bank of New York, as depositary, and owners of ADSs issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of our annual reports and each of our quarterly press releases. Annual reports and quarterly press releases are available for inspection by ADR holders at the offices of The Bank of New York located at, 101 Barclay Street, 22nd Floor, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders' meeting, the board of directors must provide to the shareholders, at the company's executive office or through electronic means, all information relevant to the shareholders' meeting, including copies of any documents to be considered by the shareholders (which includes the annual report), as well as proposals of the company's board of directors.

  (ii) Rule 4350(c)(1) - Majority of Independent Directors. In lieu of the requirements of Rule 4350(c)(1), we follow Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina such as us must have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the CNV. In addition, because we are a "controlled company" as defined in Rule 4350(c)(5), we are relying on the exemption provided thereby for purposes of complying with Rule 4350(c)(1).

  (iii) Rule 4350(c)(2) - Executive Sessions of the Board of Directors. In lieu of the requirements of Rule 4350(c)(2), we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our board of directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the Board of Directors may approve the delegation of specific responsibilities to designated directors or non-director managers of the company. Also, it is mandatory for public companies to form a supervisory committee (composed of syndics) which is responsible for monitoring the legality of the company's actions under Argentine law and the conformity thereof with its by-laws. Finally, our audit committee has regularly scheduled meetings and, as such, such meetings will serve a substantially similar purpose as executive sessions.

  (iv) Rule 4350(c)(3) - Compensation of Officers. In lieu of the requirements of Rule 4350(c)(3), we follow Argentine law which does not require companies to form a compensation committee comprised solely of independent directors. It also is not required in Argentina for the compensation of the chief executive officer and all other executive officers to be determined by either a majority of the independent directors or a compensation committee comprised solely of independent directors. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the chief executive officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management's proposals on fees and option plans for directors or managers of the company. Finally, because we are a "controlled company" as defined in Rule 4350(c)(5), we are relying on the exemption provided thereby for purposes of complying with Rule 4350(c)(3).

  (v) Rule 4350(c)(4) - Nomination of Directors. In lieu of the requirements of Rule 4350(c)(4), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders' meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders' meeting to appoint and remove directors and to set their compensation. In addition, because we are a "controlled company" as defined in Rule 4350(c)(5), we are relying on the exemption provided thereby for purposes of complying with Rule 4350(c)(4).

  (vi) Rule 4350(d)(1) - Audit Committee Charter. In lieu of the requirements of Rule 4350(d)(1), we follow Argentine law which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare a proposed plan or course of action with respect to those matters which are the responsibility of the company's audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee charter.

  (vii) Rule 4350(d)(2) - Audit Committee Composition. Argentine law does not require that companies have an audit committee comprised solely of independent directors and it is equally not customary business practice in Argentina to have such a committee. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, we have a three member audit committee comprised of entirely independent directors, as independence is defined in Rule 10(A)-3(b)(1), one of which the Board has determined to be an audit committee financial expert. In addition, we have a supervisory committee ("comision fiscalizadora") composed of three 'syndics' which are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our by-laws.

  (viii) Rule 4350(f) - Quorum. In lieu of the requirements of Rule 4350(f), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and require, in connection with ordinary meetings, that a quorum consist of a majority of stock entitled to vote. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, constitute a quorum and resolutions may be adopted by an absolute majority of the votes present. Argentine law, and our bylaws, require in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called which may be held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, change in our domicile outside of Argentina, total or partial recapitalization of our statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote.

   (ix) Rule 4350(g) -- Solicitation of Proxies. In lieu of the requirements of Rule 4350(g), we follow Argentine law which requires that notices of shareholders' meetings be published, for five consecutive days, in the Official Gazette and in a widely circulated newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the surveillance committee ("consejo de vigilancia"), manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADS holders receive, prior to the shareholders' meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

    (x) Rule 4350(h) -- Conflicts of Interest. In lieu of the requirements of Rule 4350(h), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation's net worth, measured pursuant to the last audited balance sheet, so long as the relevant transaction exceeds the equivalent of three hundred thousand Argentine Pesos (Ps. 300,000). Directors can contract with the corporation only on terms consistent with prevailing market terms. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholder's vote, such shareholder may be liable to the company for damages and the resolution may be declared void.

      Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

SHARE OWNERSHIP

      For information on the share ownership of our directors and executive officers as of December 31, 2004, see Item 7. "Major Shareholders and Related Party Transactions -- Major Shareholders."

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

      As of March 31, 2005, Grupo Galicia's capital structure was made up of class A shares, each of which is entitled to five votes, class B shares, each of which is entitled to one vote, and nonvoting preferred shares. The preferred shares automatically converted into class B shares on May 13, 2005. As of March 31, 2005, we had 1,241,407,017 shares outstanding composed of 281,221,650 class A shares, 811,185,367 class B shares (373,171,060 of which were evidenced by 37,317,106 ADSs) and 149,000,000 preferred shares. As of the date of this annual report, the number of class A shares remains the same but the number of class B shares increased to 960,185,367 after the conversion of the entirety of the preferred shares.

      Our controlling shareholders are members of the Escasany, Ayerza and Braun families and the Fundacion. As of March 31, 2005, the controlling shareholders owned 100% of our class A shares, through EBA Holding, which in turn owns 22.7% of our total outstanding shares, 8.0% of our class B shares and 14.2% of our preferred shares, as more fully set forth in the tables below.

      Based on information that is available to us, the table below sets forth, as of March 31, 2005, the number of our class A, class B and preferred shares held by holders of more than 5% of each class of shares and the percentage of each class of shares held by such holder, and the percentage of votes that each class of shares represent as a percentage of the total possible votes of Grupo Galicia.

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

      CLASS B SHARES

                                                                                   % OF
                                                                                  CLASS B        % OF
                     NAME                                 CLASS B SHARES          SHARES      TOTAL VOTES
The Bank of New York(1).......................     373,171,060 class B shares       46.0          16.8
Banco Santander Central Hispano(2)............     82,741,540 class B shares        10.2           3.7
Members of the families that are shareholders
of EBA Holding S.A............................     64,829,923 class B shares         8.0           2.9
M.V.B.A.(3)...................................     63,202,995 class B shares         7.8           2.9

         PREFERRED SHARES

                                                                                   % OF
                                                                                 PREFERRED       % OF
                      NAME                                PREFERRED SHARES        SHARES     TOTAL VOTES(4)
Euroclear Bank (5)............................     33,656,092 preferred shares   22.6           -
Members of the families that are shareholders
of EBA Holding S.A............................     21,162,226 preferred shares   14.2           -

-----------------
(1) Pursuant to the requirements of Argentine law, all class B shares represented by ADSs are owned of record by The Bank of New York, as Depositary. The address for the Bank of New York is 101 Barclay Street, 22W, New York 10286, and the country of organization is the United States. Includes the holdings of Banco Santander Central Hispano.

(2) Information is based on a Schedule 13 G filed by Banco Santander Central Hispano dated February 16, 2001. However, we have confirmed the amount with information provided by third party companies. The address for Banco Santander Central Hispano is Plaza de Canalejas 28014, Madrid, Spain, and the country of organization is the Kingdom of Spain. The holding is in ADRs.

(3) Information is based on Caja de Valores files. MVBA (Mercado de Valores de Buenos Aires) acts as custodian for individual shareholders when they put the shares as a guarantee for cash advances. As of March 31, 2005, the shares deposited with MVBA corresponded to 1,225 individual accounts. The address for MVBA is 25 de Mayo 367 9th floor, Buenos Aires, and the country of organization is the Republic of Argentina.

(4) The preferred shares were nonvoting shares. After their conversion into class B shares on May 13, 2005, the preferred shares became class B shares with one vote per share.

(5) Information is based on Caja de Valores' files. The address for Euroclear Bank is 1 Blvd du Roi Albert 21210, Brusels, and the country of organization is Belgium.

      Based on information that is available to us, the table below sets forth, as of March 31, 2005, the shareholders that either directly or indirectly have more than 5% of the votes or the shares of Grupo Galicia.

                                                                                      % OF            % OF
                   NAME                                   TOTAL SHARES            TOTAL CAPITAL    TOTAL VOTES
MEMBERS OF THE CONTROLLING SHAREHOLDERS:
EBA Holding S.A...............................      281,221,650 Class A shares          22.7            63.4
Members of the families that are shareholders
of EBA Holding S.A............................      64,829,923 Class B shares            5.2             2.9
                                                   21,162,226 Preferred shares           1.7             0.0
OTHERS:
The Bank of New York (1)......................      373,171,060 Class B shares          30.1            16.8
Banco Santander Central Hispano...............      82,741,540 Class B shares            6.7             3.7
M.V.B.A.......................................      63,202,995.Class B shares            5.1             2.9

-----------------
      (1) Pursuant to the requirements of Argentine law, all Class B shares represented by ADSs are owned of record by the Bank of New York, as Depositary.

      Members of the three controlling families have historically owned the majority of the issued share capital of Banco Galicia since 1959. Members of the Escasany family have been on the Board of Directors of the Bank since 1923. The Ayerza and Braun families have been represented on the Board of Directors of the Bank since 1943 and 1947, respectively. Currently, there is one member of the controlling families on the Bank's Board of Directors and four members of these families on our Board of Directors. Additionaly, there are two alternate directors on our Board of Directors that are members of the controlling families.

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

      As of March 31, 2005, we had 60 identified United States record shareholders, of which 33 held our class B shares, 23 held our ADSs and 4 held combined our class B shares and our ADSs. Such United States holders, in the aggregate, held approximately 145.0 million of our class B shares, directly or through ADSs, representing approximately 11.7% of our total outstanding capital stock as of March 31, 2005.

      As of March 31, 2005, we had 46 identified United States record shareholders of our preferred shares. Such United States holders, in the aggregate, held directly 21,287,212 of our preferred shares, representing approximately 1.7% of our total outstanding capital stock as of March 31, 2005.

RELATED PARTY TRANSACTIONS

      Grupo Galicia is not party to any transactions with, and has not made any loan to, any of its directors, key management personnel or other related persons, nor are there any proposed transactions with such persons.

      Some of the directors of Grupo Galicia and Banco Galicia have been involved in certain credit transactions with Banco Galicia as permitted by Argentine law. The Argentine Corporations' Law and the Argentine Central Bank's regulations allow directors of a limited liability company to enter into a transaction with such company if such transaction follows prevailing market conditions. Additionally, lending to persons or entities affiliated with Banco Galicia is subject to the regulations of the Argentine Central Bank. Such regulations set limits on the amount of credit that can be extended to affiliates based on, among other things, a percentage of the Bank's Adjusted Shareholders' Equity. See Item 4. "Information on the Company -- Argentine Banking System and Regulation -- Argentine Banking Regulation -- Lending Limits."

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

      In 2002, this practice was suspended, given that as a result of the financial assistance that the Bank had received from the Argentine Central Bank, through its Resolution No. 81/02, the Argentine Central Bank prohibited the Bank from paying any cash dividends or making any distribution on or in respect of its capital stock, transfer profits abroad, paying fees or any bonuses or variable compensations tied to the Bank's profits, or granting financial assistance to related parties, for as long as such assistance is outstanding.

      As of April 30, 2005, the latest period for which information is available, an aggregate of Ps. 81.8 million in financial assistance granted by the Bank (equity participations and credit, including guarantees granted) was outstanding to related parties. Related parties is defined as our directors and the directors of Banco Galicia, our senior officers and senior officers of Banco Galicia, our syndics and Banco Galicia's syndics, our controlling shareholders as well as individuals related to them and any entities directly or indirectly affiliated with any of these parties that are not required to be consolidated. The total amount of this financial assistance was distributed among 179 individuals and 47 companies, with the average amount of financial assistance being Ps. 0.4 million. The single largest amount of financial assistance outstanding as of April 30, 2005, was Ps. 18.0 million for Marin S.A., a holding company.

      As of December 31, 2004, the aggregate amount of financial assistance granted by the Bank to related parties was Ps. 80.7 million. This was distributed among 175 individuals and 45 companies, with the average amount of financial assistance being Ps. 0.4 million. The single largest amount of financial assistance outstanding as of December 31, 2004, was Ps. 16.8 million for Marin S.A., a holding company.

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

      As of December 31, 2002, the aggregate amount of financial assistance granted by the Bank to related parties was Ps. 138.3 million. This was distributed among 133 individuals and 40 companies, with the average amount of financial assistance being Ps. 0.8 million. The single largest amount of financial assistance outstanding as of December 31, 2002, was Ps. 29.2 million for Inversora en Servicios S.A., a holding company with interests in electricity generation and transportation.

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

LEGAL PROCEEDINGS

      We are party to the following legal proceedings:

      (i) Theseus S.A. and Lagarcue S.A. v. Grupo Financiero Galicia S.A. Summary Proceeding: This suit was filed on September 6, 2002. The suit is seeking to have Decree No. 677/01 and Resolutions No. 400/02, No. 401/02 and No. 402/02 of the CNV declared unconstitutional, thereby curtailing Grupo Galicia of the ability thereunder to exclude minority shareholders. The plaintiff obtained an injunction on September 26, 2003, which would prohibit Grupo Galicia, in the event that Grupo Galicia becomes the owner of more than 95% of Banco Galicia (as of the date of this annual report Grupo Galicia owns less than 95% of Banco Galicia), from taking advantage of the above rules to the detriment of minority shareholders such as Theseus S.A. and Lagarcue S.A. On October 29, 2004, the court found Chapter VII of Decree No. 677/01 to be unconstitutional. We and the plaintiff both appealed and the case is currently being heard in the Camara Nacional de Apelaciones en lo Comercial (The National Commercial Appeals Chamber). It should be noted that the matter, in itself, is not monetarily measurable.

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

      Additionally, the Bank is subject to court orders in connection with amparo claims, mandating the reimbursement of deposits in connection with the establishment, in December 2001, of the so called "corralito" and the compulsory conversion into pesos and rescheduling of bank deposits implemented by the Argentine government at the beginning of 2002 (the so called "corralon"). The amount that the Bank has had to pay to comply with these court orders has been significant, as disclosed in our audited consolidated financial statements. As of December 31, 2004 the court orders demanding payment as a consequence of such legal actions amounted up to Ps. 16.8 million and US$ 585.5 million and the Bank had paid, as of such date, Ps. 938.4 million and US$ 123.0 million.

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

      As a result of the Bank's decision in May 2002 to suspend payments on its dollar-denominated foreign debt governed by foreign law, various creditors instituted legal proceedings in order to recover their lendings. Such dollar-denominated foreign debt was restructured in May 2004 with the participation of a high percentage of creditors (98.2%). As of the date hereof, the Board of Directors of the Bank does not believe that an adverse result in such proceedings in the aggregate would have a material adverse effect on the Bank or its operations.

      Banco Europeo para America Latina S.A. ("BEAL") has begun a legal proceeding against the Bank seeking the recovery of US$ 11 million in connection with the compulsory conversion into pesos of three forward currency contracts. Dollar amounts subject to these forward contracts were converted into pesos in accordance with Decree No. 214/02, Decree No. 992/02 and Argentine Central Bank Communique "A" 3967. The Bank has paid BEAL all outstanding amounts due under the contracts as provided for by the above mentioned regulations. In the suit, BEAL claims that the Bank made only a partial payment and contests the compulsory conversion of the original contract amounts. As of the date hereof, the Bank has answered the complaint. The proceeding is in a discovery stage. Management does not consider such claim or the potential result thereof to be material.

      Bank of America N.A. has sued the Argentine government over the constitutionality of Decree No. 992/02 and relevant regulations issued thereunder. Banco Galicia and the Argentine Central Bank have been named as third parties in connection with a transaction involving futures contracts subject to Argentine Law, which the Bank settled in compliance with such Decree, as it was obligated to, and for which Bank of America N.A. is claiming payment, in the event the above decree is found unconstitutional, of US$ 8.1 million. The National Commercial Appeals Chamber has ruled that it does not have the jurisdictional competence to adjudicate the proceeding and has ordered that it be sent to the Justicia Federal Civil y Comercial de la Capital Federal (The Federal Civil and Commercial Judiciary of the Argentine Federal Capital). At its current stage, it is not expected that the proceeding would have a material adverse effect on the Bank.

DIVIDEND POLICY AND DIVIDENDS

DIVIDEND POLICY

      We may only declare and pay dividends out of our retained earnings representing the profit realized on our operations and investments. The Argentine Corporations' Law and our bylaws state that no profits may be distributed until prior losses are covered. Dividends paid on our class A shares and class B shares will equal one another on a per share basis.

      As required by the Argentine Corporations' Law, 5% of our net income is allocated to a legal reserve until the reserve equals 20% of our outstanding capital. The payment of cash dividends will not be affected by the legal reserve as long as such reserve is covered by our subsidiaries' retained earnings. Dividends may not be paid if the legal reserve has been impaired until it reaches the required level. The legal reserve is not available for distribution to shareholders.

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

      Our ability to pay dividends to our shareholders in the future will principally depend on (i) our net income (on a consolidated basis), (ii) availability of cash and (iii) applicable legal requirements. Holders of our ADSs will be entitled to receive any dividends payable in respect of our underlying class B shares. We will pay cash dividends to the ADS depositary in pesos, although we reserve the right to pay cash dividends in any other currency, including dollars. The ADS deposit agreement provides that the depositary will convert cash dividends received by the ADS depositary in pesos to dollars and, after deduction or upon payment of fees and expenses of the ADS depositary and deduction of other amounts permitted to be deducted from such cash payments in accordance with the ADS deposit agreement (such as for unpaid taxes by the ADS holders (in connection with personal asset taxes or otherwise)), will make payment to holders of our ADSs in dollars.

      Under the loan agreements entered into by the Bank in connection with its foreign debt restructuring, the Bank may only pay dividends on its capital stock if there is no event of default under the loan agreements and only after the aggregate principal amount of the long term instruments and medium term instruments (together, the "senior debt") issued in its foreign debt restructuring is equal to or less than 50% of the originally issued senior debt. If the Bank is able to pay dividends, it is required to repay US$ 2 of the long term instruments issued in its foreign debt restructuring for each US$ 1 of dividends paid on its capital stock.

      In light of the restrictions on Banco Galicia's ability to make distributions, our current policy is to retain earnings and cash flows to pay for our operating expenses and to support the growth of our business.

DIVIDENDS

      We did not pay any dividends in fiscal years 2002, 2003 and 2004 since Banco Galicia did not post any income that could be distributed and since the Bank is prohibited from paying any cash dividends or making any capital contributions to its affiliates or subsidiaries for so long as the Argentine Central Bank's financial assistance is outstanding. Furthermore, Argentine Central Bank Communique "A" 3785 further restricted the distribution of cash dividends by establishing that the Bank should adjust its earnings to be distributed as cash dividends with the difference between the market value and the carrying value of the Compensatory and Hedge Bonds after netting the legal reserve and other reserves established by the Bank's bylaws.

      In addition, the cash and deposits we maintained on deposit at Galicia Uruguay that may have otherwise been available for distribution or to pay our operating expenses, were restructured and converted into (i) subordinated negotiable obligations for US$ 43 million, (ii) negotiable obligations for US$
2.5 million and (iii) a savings account available on demand for US$ 1.4 million. In September 2003, Grupo Galicia exchanged US$ 1.26 million of the US$ 2.5 million of negotiable obligations for Boden 2012 under an exchange offer made by Galicia Uruguay. In March 2004, Grupo Galicia exchanged US$ 1.24 million of negotiable obligations for Boden 2012 under another exchange offer made by Galicia Uruguay. As of the date of this annual report, the only credit we have against Galicia Uruguay is the US$ 43 million subordinated negotiable obligations.

      Net loss per share and per ADS was Ps. 0.093 and Ps. 0.930, respectively, for the year ending December 31, 2004. Each ADS represents 10 common shares.

      The last cash dividend Grupo Galicia has received from Banco Galicia was in October 2001 for Ps. 116.4 million.

SIGNIFICANT CHANGES

      No significant changes have occurred since the date of the annual financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

SHARES AND ADSS

      Our class B shares are listed on the BASE and the Cordoba Stock Exchange under the symbol "GGAL." Our ADSs, each representing ten class B shares, are listed on the Nasdaq Smallcap Market, under the symbol "GGAL." Our ADSs have been listed on Nasdaq Smallcap Market since August 2002. Previously, our ADSs were listed on the Nasdaq National Market since July 24, 2000.

      On May 13, 2004, we issued 149.0 million preferred shares in connection with the restructuring of the foreign debt of the Bank's Head Office and its Cayman Branch. Under the terms and conditions of the restructuring, our preferred shares were automatically convertible into class B shares on May 13, 2005. Such conversion took place on May, 13, 2005. Our preferred shares have been listed on the BASE and the Cordoba Stock Exchange under the symbol "GGAL6" between May 13, 2004 and May 12, 2005.

      The following tables present for the periods indicated the high and low closing prices and the average trading volume of our class B shares and preferred shares on the BASE as reported by the BASE and the high and low closing prices and the average trading volume of our ADSs on Nasdaq as reported by the Nasdaq National Market and the Nasdaq Smallcap market. There has been low trading volume of our class B shares on the Cordoba Stock Exchange. The following prices have not been adjusted for any stock dividends and/or stock splits.

GRUPO GALICIA - CLASS B SHARES - BUENOS AIRES STOCK EXCHANGE (IN PESOS)

                                                                                           AVERAGE DAILY VOLUME
CALENDAR YEAR                                                 HIGH         LOW       (IN THOUSANDS OF CLASS B SHARES)
-------------                                              --------     --------     --------------------------------
2000 (FROM JULY 24, 2000)...............................   Ps. 1.78     Ps. 1.15                940.6
2001(1).................................................       2.19         0.40              2,908.7
2002....................................................       0.74         0.12              3,358.0
2003....................................................       2.02         0.69              4,175.3
2004(2).................................................       2.61         1.42              5,571.5

TWO MOST RECENT FISCAL YEARS
2003
     First Quarter......................................       0.84         0.69              3,003.0
      Second Quarter....................................       1.36         0.76              4,310.7
      Third Quarter.....................................       1.49         1.10              4,634.3
     Fourth Quarter.....................................       2.02         1.45              4,740.7
2004
     First Quarter......................................       2.61         1.96              5,199.9
     Second Quarter (2).................................       2.39         1.42              5,887.6
      Third Quarter.....................................       1.96         1.42              4,667.6
     Fourth Quarter.....................................       2.57         1.94              6,534.0
2005
     First Quarter......................................       2.81         2.13              6,232.6
     Second Quarter (through May 20, 2005 ).............       2.40         2.06              6,107.1

MOST RECENT SIX MONTHS
November 2004...........................................       2.55         2.03              6,199.2
December 2004...........................................       2.57         2.12              5,536.4
January 2005............................................       2.55         2.35              3,927.8
February 2005...........................................       2.77         2.49              6,881.5
March 2005..............................................       2.81         2.13              7,842.8
April 2005 .............................................       2.31         2.06              6,178.4
May 2005 (through May 20, 2005 )........................       2.40         2.17              6,007.2

----------
(1) On March 23, 2001, our class B shares began trading ex-dividend. The value of each class B share was reduced by the amount of the stock dividend of Ps.
0.0296 per class B share.

(2) On April 28, 2004, our class B shares began trading ex-coupon, which coupon related to the right to subscribe for the preferred shares as part of the preemptive rights offering. The value of each class B share was reduced by the value of the coupon of Ps. 0.101 per class B share.

GRUPO GALICIA - - PREFERRED SHARES - - BUENOS AIRES STOCK EXCHANGE (IN PESOS)

                                                                                         AVERAGE DAILY VOLUME
CALENDAR YEAR                                                 HIGH         LOW       (IN THOUSANDS OF CLASS B SHARES)
-------------                                               -------      -------     --------------------------------
2004 (from May 13, 2004)................................    Ps.2.48      Ps.1.29                475.2

MOST RECENT FISCAL YEAR
2004
   Second Quarter (from May 13, 2004)...................       1.59         1.29                345.6
   Third Quarter........................................       1.87         1.33                650.4
   Fourth Quarter.......................................       2.48         1.88                364.7
2005
   First Quarter........................................       2.72         2.10                227.3
   Second Quarter (through May 11, 2005)................       2.34         2.03                 81.8

MOST RECENT SIX MONTHS
November 2004...........................................       2.40         1.89                333.4
December 2004...........................................       2.48         1.99                263.3
January 2005............................................       2.44         2.26                146.0
February 2005...........................................       2.69         2.37                184.3
March 2005..............................................       2.72         2.10                343.9
April 2005 .............................................       2.25         2.03                100.4
May 2005 (through May 11, 2005).........................       2.34         2.15                 32.9

GRUPO GALICIA -- ADSS - NASDAQ NATIONAL MARKET / NASDAQ SMALLCAP MARKET (IN
US$)

                                                                                      AVERAGE DAILY VOLUME
CALENDAR YEAR                                                HIGH         LOW        (IN THOUSANDS OF ADRs)
-------------                                              --------     --------     ----------------------
2000 (from July 24, 2000)...............................   US$17.69     US$11.88              192.7
2001 (1)................................................      22.00         3.13              672.9

2002....................................................       3.45         0.22              242.8
2003....................................................       6.73         2.05              238.1
2004....................................................       8.85         4.65              324.2

TWO MOST RECENT FISCAL YEARS
2003
   First Quarter........................................       2.90         2.05              110.3
   Second Quarter.......................................       4.90         2.51              339.4
   Third Quarter........................................       5.08         3.84              231.4
   Fourth Quarter.......................................       6.73         5.00              266.7
2004
   First Quarter........................................       8.85         6.81              294.6
   Second Quarter.......................................       8.51         4.83              303.6
   Third Quarter........................................       6.59         4.65              273.6
   Fourth Quarter.......................................       8.78         6.52              423.5
2005
   First Quarter........................................       9.62         7.28              518.5
   Second Quarter (through May 20, 2005)................       8.29         6.99              311.4

MOST RECENT SIX MONTHS
November 2004...........................................       8.68         7.00              435.7
December 2004...........................................       8.78         7.00              225.5
January 2005............................................       8.73         7.96              221.6
February 2005...........................................       9.49         8.49              598.3
March 2005..............................................       9.62         7.28              719.5
April 2005..............................................       7.95         6.99              258.2
May 2005 (through May 20, 2005).........................       8.29         7.45              385.8

-------------------
(1) On March 27, 2001, our ADSs began trading ex-dividend. The value of each ADS was reduced by the amount of the stock dividend of US$ 0.2835 per ADS.

            The following tables present for the periods indicated the high and low closing prices and the average trading volume of the Bank's Class B shares on the BASE as reported by the BASE and the high and low closing prices and the average trading volume of the Bank's ADSs on the Nasdaq National Market as reported by the Nasdaq National Market. Banco Galicia's ADSs (trading symbol BGALY) were delisted from the Nasdaq National Market on July 31, 2000. Banco Galicia Class B shares continue to be listed on the BASE with very low trading volume.

BANCO GALICIA -- CLASS B SHARES - BUENOS AIRES STOCK EXCHANGE (IN PESOS)

                                                                                  AVERAGE DAILY TRADING VOLUME
                                                                                  ----------------------------
CALENDAR YEAR                                                 HIGH       LOW      (IN THOUSAND CLASS B SHARES)
-------------                                               --------   --------   ----------------------------
2000....................................................    Ps. 4.95   Ps. 1.99             322.61
2001....................................................        3.16       1.39              14.27
2002....................................................        1.63       0.45               0.96
2003....................................................        3.85       1.58               1.06
2004....................................................        5.10       3.30               1.22

TWO MOST RECENT FISCAL YEARS
2003
First Quarter...........................................    Ps. 1.90   Ps. 1.58               0.95
Second Quarter..........................................        2.75       1.90               1.52
Third Quarter...........................................        2.70       2.20               0.99
Fourth Quarter..........................................        3.85       2.73               0.82
2004
First Quarter...........................................    Ps. 5.10   Ps. 3.70               1.12
Second Quarter..........................................        5.00       3.85               0.53
Third Quarter...........................................        4.30       3.30               1.76
Fourth Quarter..........................................        4.00       3.57               1.45
2005
First Quarter...........................................    Ps. 4.30   Ps. 3.65               1.34
Second Quarter (through May 20, 2005)...................        3.88       3.30               3.16

MOST RECENT SIX MONTHS
November 2004                                                Ps.3.90    Ps.3.80               0.17
December 2004                                                   3.85       3.67               0.62
January 2005                                                    4.00       3.76               0.55
February 2005                                                   4.30       3.81               2.40
March 2005                                                      4.18       3.65               1.11
April 2005                                                      3.88       3.30               4.98
May 2005 (through May 20, 2005)                                 3.80       3.65               0.6

BANCO GALICIA -- ADSS -- NASDAQ NATIONAL MARKET (IN US$)

                                           AVERAGE DAILY TRADING VOLUME
                                           ----------------------------
                                             (IN THOUSANDS OF CLASS B
CALENDAR YEAR      HIGH           LOW               SHARES) (1)
-------------    ---------     ---------   ----------------------------
2000             US$ 22.44     US$ 12.75         1,889.97

------------
(1) One ADS equaled four class B shares.

ARGENTINE SECURITIES MARKET

      The principal and oldest exchange for the Argentine securities market is the BASE. Securities listed on the BASE include corporate equities and bonds and government securities. Bonds listed on the BASE may also be listed on the Mercado Abierto Electronico (the Argentine OTC market, the "MAE"). As a result of an agreement between the Buenos Aires Stock Market and the MAE, equity securities are traded exclusively on the BASE and debt securities (both public and private) are traded on both the MAE and the BASE.

      The Buenos Aires Stock Market (the "MERVAL"), which is affiliated with the BASE, is the largest stock market in Argentina. The MERVAL is a corporation whose 135 shareholder members are the only individuals and entities authorized to trade, either as principal or as agent, in the securities listed on the BASE. Trading on the BASE is conducted by continuous open outcry, or the traditional auction system, from 11:00 a.m. to 5:00 p.m. each business day of the year. Trading on the BASE is also conducted through SINAC. SINAC is a computer trading system that permits trading in debt securities and equity securities from 11:00 a.m. to 5:00 p.m. SINAC is accessed by brokers directly from workstations located at their offices. Currently, all transactions relating to listed negotiable obligations and listed government securities can be effected on SINAC. In addition, a substantial over-the-counter market exists for private trading in listed debt securities and, prior to the agreement, equity securities. Such trades are reported on the MAE, an electronic OTC reporting system.

      Although companies may list all of their capital stock on the BASE, in most cases a continuing block is retained by the controlling shareholders. This results in only a relatively small percentage of most companies' stock being available for active trading by the public on the BASE. Even though individuals have historically constituted the largest group of investors in Argentina's equity markets, in recent years, banks and insurance companies have shown an interest in these markets. Argentine pension funds also represent an increasing percentage of BASE trading activity. As of March 31, 2005, such pension funds' participation represented approximately 5.8% of market capitalization. Argentine mutual funds (fondos comunes de inversion), by contrast, continue to have very low participation in the market. Although 107 companies had equity securities listed on the BASE as of March 31, 2005, the 10 most-traded domestic companies on the exchange accounted for approximately 90% of total trading value. Our shares were the most-traded shares on the BASE in March 2005, with a 26.8% share of trading volume.

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

MARKET REGULATIONS

      The CNV oversees the regulation of the Argentine securities markets and is responsible for authorizing public offerings of securities and supervising intermediaries, public companies and mutual funds. Argentine pension funds and insurance companies are regulated by separate Argentine government agencies while financial institutions are regulated mainly by the Argentine Central Bank. The Argentine securities markets are governed generally by Law No. 17,811, as amended, which created the CNV and regulates stock exchanges, market operations and public offering of securities.

      In compliance with the provisions of Law No. 20,643 and the Decrees No. 659/74 and No. 2220/80, most debt and equity securities traded on the exchanges and the MAE must, unless otherwise instructed by the shareholders, be deposited by the shareholders in Caja de Valores, which is a corporation owned by the BASE, the Buenos Aires Stock Market and certain provincial exchanges. Caja de Valores is the central securities depository of Argentina which provides central depository facilities for securities and acts as a transfer and paying agent in connection therewith. It also handles settlement of securities transactions carried out by the BASE and operates the computerized exchange information system.

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

      Securities can be freely traded in Argentine markets but certain restrictions exist to residents and non-residents access to the local foreign exchange market and to transfers of foreign exchange abroad. See Item 10. "Additional Information -- Exchange Controls" and Item 4. "Information on the Company -- Main regulatory Changes in 2002, 2003 and 2004 -- Foreign Exchange Market."

ITEM 10. ADDITIONAL INFORMATION

DESCRIPTION OF OUR BYLAWS

GENERAL

      Set forth below is a brief description of certain provisions of Grupo Galicia's bylaws and Argentine law and regulations with regard to Grupo Galicia's capital stock. Your rights as a holder of our capital stock are subject to Argentine corporate law, which may differ from the corporate laws of other jurisdictions. This description is not purported to be complete and is qualified in its entirety by reference to Grupo Galicia's bylaws, Argentine law and the rules of the BASE, the Cordoba Stock Exchange as well as the CNV. A copy of Grupo Galicia's bylaws has been filed with and can be examined at the CNV in Buenos Aires and the SEC in Washington, D.C.

      Grupo Galicia was incorporated on September 14, 1999, as a stock corporation (a "sociedad anonima") under the laws of Argentina and registered on September 30, 1999, with the Inspeccion General de Justicia (the "Argentine Superintendency of Companies") under corporate registration number 14,519 of Book 7, Volume of Stock Corporations. Our domicile is in Buenos Aires, Argentina. Under our bylaws, the duration of Grupo Galicia is until June 30, 2100. This duration may be extended by resolution taken at a general extraordinary shareholders' meeting.

      During the shareholders' meeting held on April 23, 2003, we decided not to adhere to the "Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering" regime in compliance with Decree No. 677/01, which requires a company to announce whether it has adopted this regime.

OUTSTANDING CAPITAL STOCK

      The total subscribed and paid-in share capital of Grupo Galicia as of December 31, 2004, amounted to Ps. 1,241,407,017, composed of class A ordinary shares (the "class A shares"), class B ordinary shares (the "class B shares"), and preferred shares, each with a par value of Ps. 1.00. As part of the Bank's foreign debt restructuring, on May 13, 2004, we issued 149 million preferred shares, with Ps. 1.00 par value, representing 12% of our total capital stock, on a fully diluted basis. The preferred shares were non-voting shares, with preference in the event of the liquidation of Grupo Galicia and until their automatic and mandatory conversion into class B shares on May 13, 2005. As payment for the issuance of the shares, we received US$ 100 million of the Bank's subordinated bonds. After the issuance of the preferred shares, we have a total of 1,241,407,017 ordinary shares outstanding. No further class A shares are allowed to be issued.

      The following table presents the number of our shares outstanding as of December 31, 2004, and the voting interest that the shares represent.

                                                                          AS OF DECEMBER 31, 2004
                                                         NUMBER                    % OF
SHARES                                                 OF SHARES              CAPITAL STOCK            % OF VOTING RIGHTS
------                                               -------------        -----------------------      ------------------
Class A shares..............................           281,221,650                  22.7%                    63.4%
Class B shares..............................           811,185,367                  65.3                     36.6
Preferred shares (1)........................           149,000,000                  12.0                        -
                                                     -------------                 -----                    -----
TOTAL.......................................         1,241,407,017                 100.0%                   100.0%
                                                     =============                 =====                    =====

----------------------------
(1) After the preferred shares were converted into class B shares, the voting rights of the class A shares became 59.4% and the voting rights of the class B shares became 40.6%.

REGISTRATION AND TRANSFER

      The class B shares are book-entry common shares held through Caja de Valores. Caja de Valores maintains a stock registry for Grupo Galicia and only those persons listed in such registry will be recognized as shareholders of Grupo Galicia. Caja de Valores periodically delivers to Grupo Galicia a list of the shareholders as at a certain date.

      The class B shares are transferable on the books of Caja de Valores. Caja de Valores records all transfers in Grupo Galicia's registry. Within 10 days of any such transfer, Caja de Valores is required to confirm the registration of transfer with the transferor.

     Of the 149.0 million formerly preferred shares, now class B shares, 147.7 million are held in book-entry form at Caja de Valores and approximately 1.3 million are certificated shares corresponding to US persons for which Grupo Galicia maintains the registry and records all transfers.

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

     On June 5, 2000, our Board of Directors passed a resolution to clarify that any transfer by EBA Holding, including by way of a sale, exchange, gift, assignment of voting rights, spin-off or merger of EBA Holding, which results in a transfer of Grupo Galicia to any entity or individual, would trigger a change of control event. In addition, the Board of Directors clarified that if EBA Holding were to transfer a portion of its Grupo Galicia class A shares with 5 votes to a transferee, all distinctions between our class A shares and our class B shares would be eliminated if, when aggregating the 5 votes to the votes of the other shares that such transferee may have or acquire in the future, such transferee acquires more than 50% of all of the outstanding votes of Grupo Galicia.

     Our Board of Directors also clarified that when two or more persons act or agree to act in concert or through entities which are under common control with such persons, such persons would be treated as one person.

     In addition, in July 2001, the limitation on selling class B shares belonging to the control group ceased to be applicable.

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

APPOINTMENT OF DIRECTORS AND SYNDICS BY CUMULATIVE VOTING

     The Argentine Corporations' Law provides for the use of cumulative voting to enable minority shareholders to appoint members of the board of directors and syndics. Upon the completion of certain requirements, shareholders are entitled to appoint up to one third of the vacancies to be filled on the board of directors by cumulative voting. Each shareholder voting cumulatively has the number of votes resulting from multiplying the number of votes to which such shareholder would normally be entitled by the number of vacancies to be filled. Such shareholder may apportion his votes or cast all such votes for one or a number of candidates not exceeding one third of the vacancies to be filled.

COMPENSATION OF DIRECTORS

     The Argentine Corporations' Law and the CNV establish rules regarding the compensation of the directors. The maximum amount of aggregate compensation that the members of the board of directors may receive, including salaries and other compensation for the performance of permanent technical and administrative services, may not exceed 25.0% of profits of each fiscal year. This maximum amount shall be limited to 5.0% when no dividends are distributed to the shareholders and shall be increased proportionately to the dividend distribution until the 25.0% limit is reached when all profits are distributed.

     The Argentine Corporations' Law provides that aggregate director compensation may exceed the maximum percentage of adjusted net income in any one year when the Company's profits are nonexistent or too small as to allow payment of a reasonable compensation to Board members which have been engaged in technical or administrative services to the Company, provided that such proposal is described in the notice of the agenda for the ordinary shareholders' meeting and is approved by a majority of Grupo Galicia's shareholders present at such shareholders' meeting.

     In addition to the above, the bylaws of Grupo Galicia establish that best practices and national and international market standards regarding directors with similar duties and responsibilities shall be considered when determining the compensation of Board members.

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

SHAREHOLDERS' MEETINGS

     Shareholders' meetings may be ordinary meetings or extraordinary meetings. An annual ordinary shareholders' meeting is required to be held in each fiscal year to consider the matters outlined in Article 234 of the Argentine Corporations' Law, including:

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

     Class B shares represented by ADSs will be voted or caused to be voted by the Depositary in accordance with instructions of the holders of such ADSs. In the event instructions are not received from the holder, the Depositary shall give a discretionary proxy for the shares represented by such ADSs to a person designated by us.

     Notice of each shareholders' meeting must be published in the Official Gazette, and in a widely circulated newspaper in the country's territory, at least twenty days prior to the meeting but not more than forty-five days prior to the date on which the meeting is to be held. The board of directors will determine the appropriate publication of notices outside Argentina in accordance with the requirements of the jurisdictions and exchanges on which Grupo Galicia's shares are traded. In order to attend a meeting and to be listed on the meeting registry, shareholders must submit evidence of their book-entry share account held at Caja de Valores at least three business days prior to the scheduled meeting date without counting the meeting day.

     The quorum for ordinary meetings consists of a majority of stock entitled to vote, and resolutions may be adopted by the affirmative vote of 50% plus one vote (an "absolute majority") of the votes present whether in person or participating via electronic means of communication. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, shall constitute a quorum. Resolutions are to be adopted by an absolute majority of the votes present. The second meeting may be convened to be held one hour later on the same day as the first meeting had been called for, provided that it is an ordinary shareholders' meeting, or within thirty days of the date for which the first ordinary meeting was called.

     The quorum for extraordinary shareholders' meetings consists of 60% of stock entitled to vote, and resolutions may be adopted by an absolute majority of the votes present. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, shall constitute quorum. Resolutions are to be adopted by an absolute majority of the votes present. The second meeting has to be convened to be held within thirty days of the date for which the first extraordinary meeting was called, and the notice must be published for three days, at least eight before the date of the second meeting. Some special matters require a favorable vote of the majority of all the stock holding voting rights, the class A shares being granted the right to only one vote each. The special matters are described in "-- Voting Rights" above.

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

     As required by the Argentine Corporations' Law, 5% of our net income is allocated to a legal reserve until the reserve equals 20% of our outstanding capital. The payment of cash dividends will not be affected by the legal reserve as long as such reserve is covered by our subsidiaries' retained earnings. Dividends may not be paid if the legal reserve has been impaired. The legal reserve is not available for distribution to shareholders.

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

     Under CNV regulations and our bylaws, cash dividends must be paid to shareholders within 30 days of the shareholders' meeting approving the dividend. Payment of dividends in shares requires authorization from the CNV, the BASE and the Cordoba Stock Exchange, whose authorizations must be requested within 10 business days after the shareholders' meeting approving the dividend. Grupo Galicia must make distribution of the shares available to shareholders not later than three months after receiving authorization to do so from the CNV.

     Shareholders may no longer claim the payment of dividends from Grupo Galicia once three years have elapsed from the date on which the relevant dividends were made available to such shareholders.

CAPITAL INCREASES AND REDUCTIONS

     We may increase our capital upon resolution of the general ordinary shareholders' meeting. All capital increases must be reported to the CNV, published in the Official Gazette and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. Voluntary reduction of capital must be approved by an extraordinary shareholders' meeting after the corresponding authorization by the BASE, the Cordoba Stock

Exchange and the CNV and may take place only after notice of such reduction has been published and creditors have been given an opportunity to obtain payment or guarantees for their claims or attachment. Reduction of capital is mandatory when losses have exceeded reserves and more than 50% of the share capital of the company.

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

     Shareholders who have exercised their preemptive rights and indicated their intention to exercise additional preemptive rights are entitled to additional preemptive rights ("accretion rights"), on a pro rata basis, with respect to any unsubscribed shares, in accordance with the terms of the Argentine Corporations' Law. Class B shares not subscribed for by shareholders through exercise of their preemptive or accretion rights may be offered to third parties.

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

     Appraisal rights must be exercised within five days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolutions, or within 15 days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that he was a shareholder on the date of such meeting. In the case of merger or spin-off involving an entity authorized to make a public offering of its shares, appraisal rights may not be exercised if the shares to be received as a result of such transaction are listed on any stock exchange. Appraisal rights are extinguished if the resolution giving rise to such rights is overturned at another shareholders' meeting held within 75 days of the meeting at which the resolution was adopted.

     Payment on the appraisal rights must be made within one year of the date of the shareholders' meeting at which the resolution was adopted, except where the resolution was to delist Grupo Galicia's capital stock, in which case the payment period is reduced to 60 days from the date of the related resolution.

PREFERRED STOCK

     According to the Argentine Corporations' Law and our bylaws, an ordinary shareholders' meeting may approve the issuance of preferred stock. Such preferred stock may have a fixed dividend, cumulative or not cumulative, with or without additional participation in Grupo Galicia's profits, as decided by shareholders at a shareholders' meeting when drawing the conditions of the issuance. They may also have other preferences, such as a preference in the liquidation of the company.

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

CONFLICTS OF INTEREST

     As a protection to minority shareholders, under the Argentine Corporations' Law, a shareholder is required to abstain from voting on any resolution in which its direct or indirect interests conflict with that of or are different than that of Grupo Galicia. In the event such shareholder votes on such resolution, and such resolution would not have been approved without such shareholder's vote, the resolution may be declared void by a court and such shareholder may be liable for damages to the company as well as to any third party, including other shareholders.

REDEMPTION OR REPURCHASE

     According to Decree No. 677/01, a "sociedad anonima" may acquire the shares issued by it, provided that the public offering and listing thereof has been authorized, subject to the following terms and conditions and those set forth by the CNV. The CNV has not yet issued its regulations. The above mentioned conditions are: (a) the shares to be acquired shall be fully paid up; (b) there shall be a resolution signed by the board of directors to such effect; (c) the acquisition shall be made out of net profits or free or voluntary reserves; and
(d) the total amount of shares acquired by the company, including previously acquired shares, shall not exceed 10% of the capital stock or such lower percentage determined by the CNV. The shares acquired by the company in excess of such limit shall be disposed of within the term of 90 days after the date of the acquisition originating such excess.

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

EXCHANGE CONTROLS

     From 1989 to November 30, 2001, there were no foreign exchange controls preventing or restricting the conversion of pesos into U.S. dollars and transfers abroad. However, on December 3, 2001, the Argentine government introduced controls over the foreign exchange market and on transfers of foreign currency abroad. Since late 2002 and during 2003 and 2004, controls over the foreign exchange market and capital movements were lifted to a large extent. As of the date of this annual report, certain restrictions still remain.

     For a description of the exchange controls that would affect us or the holders of our securities, see Item 4. "Information on the Company -- Main Regulatory Changes in 2002, 2003 and 2004 -- Foreign Exchange Market."

TAXATION

     The following is a summary of certain U.S. Federal income and Argentine tax matters that may be relevant with respect to the acquisition, ownership and disposition of ADSs or class B shares. Currently, there is no tax treaty between the United States and Argentina.

ARGENTINE TAXES

     Taxation of Dividends

     In general, dividend payments on ADSs or ordinary shares, whether in cash, property, or stock, are not subject to Argentine withholding tax or other taxes.

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

     Beginning on January 1, 2001, capital gains from the sale, exchange or other dispositions of shares not listed in a stock exchange will be subject to income tax when derived by individuals domiciled in Argentina.

     In addition, in the case of legal entities or permanent organizations incorporated or domiciled abroad that, pursuant to their bylaws, charters, documents or the applicable regulatory framework, have as their principal activity investing outside of the jurisdiction of their incorporation or domicile, or are generally restricted from doing business in their country of incorporation, it will be assumed, without any proof to the contrary being admitted, that the seller is an individual domiciled in Argentina. Such legal entities will be subject to income tax imposed as a withholding tax on the seller receiving the payment (for payments made beginning April 30, 2001) at the rate of 17.50% (that is, 35% on 50% of the amount of the payment), but the foreign party may choose instead to pay a tax of 35% on the net gain realized on the sale. In such situation, the Deregulation Decree will not be applicable.

     On July 3, 2003, the Argentine government Chief Counsel (Procurador del Tesoro) issued an opinion that the provisions of the income tax law that taxed capital gains arising from unlisted shares obtained by resident individuals or "offshore companies," as defined by the Argentine Income Tax Law, are no longer in force because they have been implicitly abrogated. The validity of this opinion is difficult to assess. Opinions of the Argentine government Chief Counsel are binding upon all Argentine government attorneys, including attorneys of the Argentine Tax Administration.

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

     Specifically, the Law establishes that banks, other financial institutions and insurance companies will consider a basis of imposition of 20% of the value of taxable assets.

     A company's asset tax liability for a tax year will be reduced by its income tax payments, and asset tax payments for a tax year can be carried forward to be applied against the company's income tax liability in any of the following ten tax years.

     Personal Assets Tax

     Individuals domiciled in Argentina will be subject to a 0.5% annual tax in respect of assets located in Argentina and abroad for assets not exceeding Ps. 200,000. For assets exceeding Ps. 200,000 the tax rate is 0.75%. The tax will be levied on the difference between the total value of the taxpayer's assets at of December 31 of each year and a nontaxable threshold of Ps. 102,300. Individuals domiciled abroad will pay the tax only in respect of the assets they hold in Argentina. In the case of individuals domiciled abroad, the tax will be paid by the individuals or legal entities domiciled in Argentina which, as of December 31st of each year, hold the joint ownership, possession, use, enjoyment, deposit, safekeeping, custody, administration or tenure of the assets located in Argentina subject to the tax belonging to the individuals domiciled abroad. In such case the annual nontaxable amount of Ps. 102,300 will not be deductible. When the direct ownership of negotiable obligations, government securities and certain other investments, except shares issued by companies ruled by Law No. 19,550 (the Argentine Corporations' Law), corresponds to companies domiciled abroad in countries that do not enforce registration systems for private securities (with the exception of insurance companies, open-end investment funds, pension funds or banks and financial entities with head offices in countries that have adopted the international banking supervision standards laid down by the Basel Committee on Banking Supervision) or that pursuant to their bylaws, charter, documents or the applicable regulatory framework, have as their principal activity investing outside of the jurisdiction of their organization or domicile, or are generally restricted from doing business in their country of incorporation, it will be assumed, without any proof to the contrary being admitted, that those assets belong ultimately to individuals and therefore the system for paying the tax for such individuals domiciled abroad is applicable to them. The annual nontaxable amount of Ps. 102,300 will not be deductible and the tax will not have to be paid when it is less than Ps. 256. The regulations for applying these requirements have not yet been issued. In the case of government securities or bonds, the personal assets tax will be applied at the rate of 1.5%.

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

     The tax will be assessed and paid by those companies ruled by Law No. 19,550 at the rate of 0.5% on the value of the shares or equity interest. The valuation of the shares, whether listed or not, must be made according to their proportional equity value. In such case the annual nontaxable amount of Ps. 102,300 will not be deductible. These companies may eventually seek reimbursement from the direct owner of their shares in respect of any amounts paid to the Argentine tax authorities as personal assets tax. Grupo Galicia has sought reimbursement for the amount paid corresponding to December 31, 2002. The board of directors submitted the decision on how to proceed with respect to fiscal year 2003 to the annual shareholders' meeting held on April 22, 2004. At that meeting, our shareholders voted to suspend all claims on our shareholders for amounts unpaid for fiscal year 2002 and to have us absorb the amounts due for fiscal year 2003 onward when not withheld from dividends.

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

UNITED STATES TAXES

     The following summary of U.S. Federal income taxes describes certain U.S. Federal income tax consequences of the ownership of class B shares or ADSs, as such securities are set forth in the documents or the forms thereof, relating to such securities as in existence on the date hereof, but it does not purport to address all of the tax considerations that may be relevant to a decision to purchase, own or dispose of class B shares or ADSs. This summary assumes that the class B shares or ADSs will be held as capital assets and does not address tax consequences to all categories of investors, some of which (such as dealers or traders in securities or currencies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt entities, banks, insurance companies, persons that received class B shares or ADSs as compensation for the performance of services, persons owning (or are deemed to own for U.S. tax purposes) at least 10% or more (by voting power or value) of the shares of Grupo Galicia, investors whose functional currency is not the U.S. dollar and persons that will hold the class B shares or ADSs as part of a position in a "straddle" or as part of a "hedging" or "conversion" transaction for U.S. tax purposes) may be subject to special tax rules. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of class B shares or ADSs.

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

     Taxation of Cash Dividends and Distribution of Stock

Subject to the discussion below under "Passive Foreign Investment Company Considerations," for U.S. Federal income tax purposes, distributions by the Company of cash or property (other than certain distributions, if any, of class B shares or ADSs distributed pro rata to all shareholders of the Company, including holders of ADSs) made with respect to the class B shares or ADSs before reduction for any Argentine taxes withheld therefrom, will constitute dividends to the extent of the Company's current and accumulated earnings and profits, and will be included in the gross income of a U.S. Holder as dividend income. Subject to the discussion below under "Passive Foreign Investment Company Considerations," non-corporate U.S. Holders generally may be taxed on distributions on ADSs (or shares that are readily tradable on an established securities market in the United States at the time of such distribution) at the lower rates applicable to long-term capital gains for taxable years beginning on or before December 31, 2008 (i.e., gains from the sale of capital assets held for more than one year). Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss with respect to such ADSs (or shares), that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4)(B) of the Code or that receive dividends with respect to which they are obligated to make related payments, will not be eligible for the reduced rates of taxation. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Internal Revenue Code of 1986, as amended (the "Code"). Subject to the discussion below under "Passive Foreign Investment Company Considerations," if distributions with respect to the class B shares exceed the Company's current and accumulated earnings and profits, the excess would be treated first as a tax-free return of capital to the extent of such U.S. Holder's adjusted tax basis in the class B shares or ADSs. Any amount in excess of the amount of the dividend and the return of capital would be treated as capital gain. The Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Dividends paid in pesos will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the pesos on the date of receipt, which, in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Any gains or losses resulting from the conversion of pesos between the time of the receipt of dividends paid in pesos and the time the pesos are converted into U.S. dollars will be treated as ordinary income or loss, as the case may be, of a U.S. Holder. Dividends received by a U.S. Holder with respect to the class B shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder's foreign tax credit limitation. Subject to certain conditions and limitations, Argentine tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder's U.S. Federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends generally will constitute foreign source "passive income" (or in the case of certain holders, "financial services income") for U.S. foreign tax credit purposes. U.S. Holders should note that recently enacted legislation eliminates the "financial services income" category with respect to taxable years beginning after December 31, 2006. Under the new legislation, the foreign tax credit limitation categories would be limited to "passive category income" and "general category income."

     Subject to the discussion below under "Backup Withholding and Information Reporting Requirements," a Non-U.S. Holder generally will not be subject to U.S. Federal income or withholding tax on dividends received on class B shares or ADSs, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

     Taxation of Capital Gains

     Subject to the discussion below under "Passive Foreign Investment Company Considerations," U.S. Holders that hold class B shares or ADSs as capital assets will recognize capital gain or loss for U.S. Federal income tax purposes upon a sale or exchange of such class B shares or ADSs in an amount equal to the difference between such U.S. Holder's adjusted tax basis in the class B shares or ADSs and the amount realized on their disposition. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. Federal income tax rate applicable to such gain will be lower than the maximum marginal federal income tax rate for ordinary income (other than certain dividends) if the U.S. Holder's holding period for the class B shares or ADSs exceeds one year (i.e., long-term capital gains). Gain or loss, if any, recognized by a U.S. Holder generally will be treated as United States source income or loss for U.S. foreign tax credit purposes. Certain limitations exist on the deductibility of capital losses for U.S. Federal income tax purposes.

     The initial tax basis of the class B shares to a U.S. Holder is the U.S. dollar value of the pesos denominated purchase price determined on the date of purchase. If the class B shares or ADSs are treated as traded on an "established securities market," a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the dollar value of the cost of such class B shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

     With respect to the sale or exchange of class B shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If the class B shares or ADSs are treated as traded on an "established securities market," a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

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

     Based on certain estimates of its gross income and gross assets and the nature of its business, the Company believes that it will not be classified as a PFIC for the taxable year ended December 31, 2004. The Company's status in future years will depend on its assets and activities in those years. The Company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were a PFIC, a U.S. Holder of class B shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of certain dividends at the lower rates applicable to long-term capital gains, as discussed above under "Taxation of Cash Dividends and Distribution of Stock") with respect to any gain from the sale or exchange of, and certain distributions with respect to, the class B shares or ADSs.

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

     Backup Withholding and Information Reporting

     United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock.

     Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, class B shares or ADSs made within the United States, or by a U.S. payor or U.S. middleman, to a holder of class B shares or ADSs (other than an "exempt recipient," including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons).

     A payor will be required to withhold backup withholding tax from any payments of dividends on, or proceeds from the sale or redemption of, class B shares or ADSs within the United States, or by a U.S. payor or U.S. middleman, to a holder (other than an exempt recipient such as a corporation or a payee that is not a United States person and that provides an appropriate certification) if such Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% through 2010. In the case of such payments made within the United States to a foreign simple trust, foreign grantor trust or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a "withholding foreign trust" or a "withholding foreign partnership" within the meaning of certain Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor only may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

     THE ABOVE SUMMARIES ARE NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF THE CLASS B SHARES OR ADSs.

MATERIAL CONTRACTS

     In connection with the Bank's foreign debt restructuring, we entered into a registration rights agreement and a corporate governance/financial reporting agreement (the "Grupo Galicia agreement") as described in Item 4. "Information on the Company -- History -- Restructuring of Our Subsidiaries' Debt -- Banco Galicia -- Restructuring of the Foreign Debt of the Bank's Head Office in Argentina and its Cayman Branch."

     Under the Grupo Galicia agreement, in addition to agreeing to provide financial and other information to the lenders under the Bank's loan agreements, we agreed that so long as any amounts payable under the loan agreements remained outstanding, we would, by November 18, 2004, cause our audit committee to have at least three members, a majority of which would be "independent directors" (as such term is defined in NASDAQ Stock Market Inc. Rule 4350(d)(2)(A)), and comply with certain provisions of the U.S. Sarbanes-Oxley Act of 2002 relating to granting of personal loans to executives, implementing internal controls and a code of ethics and providing certifications from our chief executive officer and chief financial officer.

     We also agreed that we would not make any payment to our management in excess of market compensation or pay compensation to the members of our board of directors during any fiscal year, or enter into agreements or any other kind of transactions pursuant to which we would pay fees, salaries, retainers or any other kind of compensation to the members of our Board of Directors during any fiscal year, if the aggregate amount of such fees, salaries, retainers or other compensation during such fiscal year would exceed US$ 1.5 million.

     In addition, each year, we agreed to inform the lenders under the loan agreements as to whether a change of control, as defined in the Grupo Galicia agreement, has occurred. If a change of control occurs, it may trigger an event of default under the Bank's loan agreements.

     In connection with its foreign debt restructuring, the Bank entered into various restructured loan agreements with its bank creditors and into an indenture with The Bank of New York, acting as trustee, pursuant to which the bond instruments were issued. These loan agreements and/or indenture include a number of significant covenants that, among other things, restrict the Bank's ability to: pay dividends on stock or purchase stock (see Item 8. "Financial Information -- Dividend Policy and Dividends -- Dividend Policy"); make certain types of investments; use the proceeds of the sale of certain assets or the issuance of debt or equity securities; engage in certain transactions with affiliates; and engage in business activities unrelated to the Bank's current business. In addition, certain of these agreements also require the Bank to maintain specified financial ratios and to comply with certain reporting and informational requirements.

     In December of 2004, the Bank entered into an amendment and waiver of the loan agreements, whereby the Bank and the lenders agreed mainly to (i) amend certain terms to allow for certain securitization transactions and to allow for the financing of the construction of the new corporate tower and (ii) waive delivery requirement of certain documents in connection with certain transactions.

DOCUMENTS ON DISPLAY

     We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and its exhibits, may be inspected and printed or copied for a fee at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information about the operation of the Public Reference Room by calling the SEC at (202) 942-8090. These materials are also available on the SEC's website at http://www.sec.gov. Material submitted by us can also be inspected at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1506.

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

     At Banco Galicia, the process of establishing the consolidated Bank risk tolerance and practices is carried out under the direction of the Bank's Board of Directors and the supervision of the risk management committee and the financial risk policy committee ("Comite de Posicion Financiera"). The Bank's Board of Directors delegates risk policy definition and supervision to these committees, the Treasury Division and the Credit Division and the Risk Management Department, and specific risk supervision and management functions to senior officers of the Treasury Division (liquidity management and market risks), the Credit Division (credit risk) and the Risk Management Department (operational risk). The above mentioned committees are the most senior corporate forums for supervising and monitoring risk management practices and compliance. See Item 6. "Directors, Senior Management and Employees -- Functions of the Board of Directors of Banco Galicia."

     The Risk Management Department's (which in 2004 was incorporated within the Planning and Management Control Division) mission is to assure that the Bank's Board of Directors and Bank senior management are fully aware of all of the risks to which Banco Galicia is exposed. For this, it participates in the design of the necessary policies to achieve a proper global risk management, reviews on an ongoing basis the different risk exposures and monitors compliance across the Bank with the established risk standards.

     The Treasury Division is responsible for managing liquidity and market risks. It presents to the financial risk policy committee, on a weekly basis, a report containing the information necessary to assess and control market risk.

     The review of such information provides the Bank with an overview of the environment in which it operates and of its exposure to market risk. Based on this review the committee formulates recommendations and actions.

     Before 2002, the interest rate, cash flow and currency mismatches in the Bank's balance sheets were the result of the Bank's risk management decisions, limited to a certain extent by the unavailability of hedging instruments in the local market and to a limited availability of such instruments in the international market.

     The economic policy implemented by the Argentine government in 2002 meant the compulsory modification by the Argentine government of most of the contracts outstanding between economic agents, which, among others, radically modified the currency of denomination of bank assets and liabilities, their maturity and their interest rates from those outstanding as of December 31, 2001. In addition the adjustment by the CER or the CVS coefficients of the principal of pesified assets or liabilities was introduced. As a result of these measures, currently the Bank's balance sheet shows interest rate and currency mismatches between assets and liabilities, that have been created by the economic policy of the Argentine government in 2002. These mismatches are currently, to a large extent, beyond the Bank's control. See Item 5. "Operating and Financial Review and Prospects -- Item 5A. Operating Results -- Currency Composition of our Balance Sheet."

     Liquidity management is discussed in Item 5. "Operating and Financial Review and Prospects - - Item 5B. Liquidity and Capital Resources -- Liquidity."

     Credit risk management is discussed in Item 4. "Information on the Company -- Selected Statistical Information -- Credit Review Process" and the other sections under Item 4. "Information on the Company -- Selected Statistical Information" describing the Bank's loan portfolio and loan loss experience.

INTEREST RATE RISK

     Interest-rate risk is the effect on the Bank's net interest income of the fluctuations of market interest rates. Sensitivity to interest rate arises in the Bank's normal course of business as the repricing characteristics of its interest-earning assets do not necessarily match those of its interest-bearing deposits and other borrowings. The repricing structure of assets and liabilities is matched when an equal amount of assets and liabilities reprice for any given period. Any excess of assets or liabilities over these matched items results in a gap or mismatch.

     Banco Galicia aims to minimize the impact of interest rate changes on its net interest income.

     The Bank monitors the repricing structure of interest-earning assets and interest-bearing liabilities, using mainly such method as gap analysis, and complements measurement with such methods as rate-shock analysis and net-present-value analysis together with gap-duration analysis. Interest-rate gap reports are used primarily for measuring risk in the short term.

     As of December 31, 2004, the Bank's interest-earning assets and interest-bearing liabilities, taking into account the different segments of interest-earning assets and interest-bearing liabilities, and the total mismatch in each one of the segments, was as follows:

                                                                     AS OF DECEMBER 31, 2004 (1)
                                       ---------------------------------------------------------------------------------------------
                                        LESS THAN     1 - 5        5 - 10       OVER 10       NON-         UNDER
                                        ONE YEAR      YEARS        YEARS         YEARS      SENSITIVE   RESTRUCTURING       TOTAL
                                       ----------- ------------ ------------  -----------  -----------  -------------   ------------
                                                                          (in millions of pesos)
ASSETS
PESOS - ADJUSTABLE BY CER............  Ps.   657.7 Ps.  3,865.0 Ps.  3,972.2  Ps. 1,572.0            -              -   Ps. 10,066.9
  Government Securities..............        236.1        678.6      1,392.6      1,321.9            -              -        3,629.2
  Financial Trusts (Galtrust I,
Secured Loans, Special Funds
Almafuerte and Mendoza Banks)........         27.2        423.2        304.8        247.3            -              -        1,002.5
  Loans - Public Sector..............         18.4      2,400.5      2,073.4          2.6            -              -        4,494.9
  Loans - Private Sector.............        366.9        289.2         78.6          0.2            -              -          734.9
  Assets under Financial Lease.......          9.1         12.4          0.6            -            -              -           22.1
  Secured Loans Granted as
  Collateral of the FFRE
    Loan.............................            -         61.1        122.2            -            -              -          183.3
PESOS................................      2,483.1        350.9        140.2         14.2  Ps.   780.2              -        3,768.6
  Cash and Due from Banks............            -            -            -            -        780.2              -          780.2
  Government Securities..............        525.6            -            -            -            -              -          525.6
  Corporate Debt Securities..........            -            -          5.7            -            -              -            5.7
  Financial Trusts...................         38.9        210.7         42.8          0.2            -              -          292.6
  Loans -  - Public Sector...........         79.7            -            -            -            -              -           79.7
  Loans -  - Private Sector..........      1,760.1        140.2         91.7         14.0            -              -        2,006.0
  Assets under Financial Lease.......         78.8            -            -            -            -              -           78.8
DOLLARS..............................      1,445.3      2,852.7      2,106.2            -        281.4      Ps. 749.7        7,435.3
  Cash and Due from Banks............            -            -            -            -        281.4              -          281.4
  Overnight Placements...............        379.2            -            -            -            -              -          379.2
  Government Securities..............        696.1      2,756.2      2,067.2            -            -          749.7(2)     6,269.2
  Corporate Debt Securities..........         11.2          3.3            -            -            -              -           14 5
  Loans- Private Sector..............        358.8         93.2         39.0            -            -              -          491.0
TOTAL ASSETS.........................  Ps. 4,586.1 Ps.  7,068.6 Ps.  6,218.6  Ps. 1,586.2  Ps. 1,061.6      Ps. 749.7   Ps. 21,270.8
LIABILITIES
PESOS - ADJUSTABLE BY CER............  Ps. 1,415.0 Ps.  5,132.4 Ps.  2,512.5            -            -              -   Ps.  9,059.9
  Time Deposits......................        523.5            -            -            -            -              -          523.5
  Restructured Deposits and CEDROs...        163.9          0.3          0.3            -            -              -          164.5
  Other Liabilities..................          8.3         22.9            -            -            -              -           31.2
  Loans from Domestic Financial
  Institutions.......................         34.4         43.4          0.9            -            -              -           78.7
  Argentine Central Bank.............        684.9      5,065.8      2,511.3            -            -              -        8,262.0
PESOS................................      3,282.1          1.8            -            -  Ps. 2,007.7              -        5,291.6
  Saving Accounts....................        441.0            -            -            -        838.6              -        1,279.6
  Demand Deposits....................        129.9            -            -            -      1,169.1              -        1,299.0
  Time Deposits......................      2,084.1          1.8            -            -            -              -        2,085.9
  Restructured Deposits and CEDROs...          1.3            -            -            -            -              -            1.3
  Negotiable Obligations.............         13.4            -            -            -            -              -           13.4
  Loans from Domestic Financial
  Institutions.......................         76.6            -            -            -            -              -           76.6
  Other Liabilities..................        535.8            -            -            -            -              -          535.8

                                                              AS OF DECEMBER 31, 2004 (1)
                                  -------------------------------------------------------------------------------------------------
                                   LESS THAN       1 - 5        5 - 10        OVER 10        NON-           UNDER
                                   ONE YEAR        YEARS         YEARS         YEARS       SENSITIVE    RESTRUCTURING     TOTAL
                                  ------------  -----------   ------------- ----------- --------------  -------------  -------------
                                                                        (in millions of pesos)
DOLLARS..........................        971.1      2,165.4       2,531.3   Ps.  690.6          362.4   Ps.   66.7           6,787.5
  Saving Accounts................         89.7            -             -            -          269.8            -             359.5
  Demand Deposits................         10.3            -             -            -           92.6            -             102.9
  Time Deposits..................        358.0        390.9         195.4            -              -            -             944.3
  Loans from Domestic Financial
  Institutions...................            -          6.2             -            -              -         29.7(3)           35.9
  Negotiable Obligations.........        223.2      1,420.9       1,782.0        655.3              -         37.0(4)        4,118.4
  Bank and International
  Entities.......................         43.7        139.5         553.9         35.3              -            -             772.4
  Other Liabilities..............        246.2        207.9             -            -              -            -             454.1
                                  ------------  -----------   -----------   ----------   ------------   ----------     -------------
TOTAL LIABILITIES................ Ps.  5,668.2  Ps. 7,299.6   Ps. 5,043.8   Ps.  690.6   Ps.  2,370.1   Ps.   66.7     Ps.  21,139.0
Asset / Liability Gap............     (1,082.1)      (231.0)      1,174.8        895.6       (1,308.5)       683.0             131.8
Cumulative Gap...................     (1,082.1)    (1,313.1)       (138.3)       757.3         (551.2)       131.8
Ratio of Cumulative Gap to
  Cumulative
  Asset..........................       (23.6)%       (11.3)%        (0.8)%        3.9%          (2.7)%        0.6%
Ratio of Cumulative Gap to Total
  Asset..........................        (5.1)%        (6.2)%        (0.7)%        3.6%          (2.6)%        0.6%
Asset / Liability Gap CER........       (757.3)    (1,267.4)      1,459.7      1,572.0              -            -           1,007.0
Asset / Liability Gap Interest
  Rate
  Pesos..........................       (799.0)        349.1        140.2         14.2       (1,227.5)           -         (1,523.0)
Asset / Liability Gap Interest
  Rate
Dollars..........................        474.2        687.3        (425.1)      (690.6)         (81.0)       683.0            647.8
TOTAL ASSETS.....................      4,586.1      7,068.6       6,218.6      1,586.2        1,061.6        749.7         21,270.8
TOTAL LIABILITIES................      5,668.2      7,299.6       5,043.8        690.6        2,370.1         66.7         21,139.0
GAP.............................. Ps. (1,082.1) Ps.  (231.0)  Ps. 1,174.8   Ps.  895.6   Ps. (1,308.5)  Ps.  683.0     Ps.    131.8

(1) Principal only. Includes the CER adjustment. Does not include interest.

(2) Represents the Bank's holdings of External Notes, which were tendered to the exchange offered by the Argentine Government. The Bank chose to receive Discount Bonds in Pesos, in an offer not subject to proration. The exchange is pending settlement

(3) Represents a loan that was restructured in February 2005.

(4) Represents debt held by creditors that did not participate in the exchange offer to restructure the foreign debt of the Bank's Head Office in Argentina and its Cayman Branch completed in May 2004.

     In the table above, the item "Argentine Central Bank" comprises: (i) the financial assistance granted to the Bank by the Argentine Central Bank, for a principal amount (including the CER adjustment) of Ps. 5,707.0 million. This liability accrues at the CER plus a 3.5% fixed annual interest rate, and its principal will be amortized in 92 monthly installments beginning March 2004; and
(ii) the advance to be granted by the Argentine Central Bank to fund the purchase the Hedge Bond, for a principal amount including the CER adjustment of Ps. 2,720.7 million, which accrues interest at an annual 2% fixed rate, and the principal of which will be amortized in eight annual installments between August 2005 and 2012, subject to the Bank actually entering into this facility before August 2005.

     To measure interest-rate risk, but with a longer term perspective, the Bank also uses the following methods:

     (i) net present-value / gap duration analysis: first the net present value method is used to obtain the economic value of the Bank's assets and liabilities, by: a) valuing assets and liabilities with a market quotation, when available, at their market value; and b) calculating the net present value of financial assets and liabilities by using market interest rates, when available, to discount the cash flows of financial assets and liabilities with similar credit risk, collateral and maturity. When not available, interest rates estimated by the Bank were used. This results from the situation of the financial markets in Argentina as of the date of preparation of this information not having normalized sufficiently for market interest rates to be available for the different types of exposures in the Bank's balance sheet.

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

     (ii) Rate shock analysis: this method enables the Bank to measure the impact of given interest-rate variations (typically 50 or 100 basis points) on the Bank's year-one net financial income. The method assumes that interest-rate movements from December 31, 2004, levels are immediate and of the same magnitude and direction, while the structure and volume of assets and liabilities remains unchanged.

     The following discussion about Banco Galicia's management of interest-rate rate risk contains forward-looking statements that involve risk and uncertainties. Actual results could differ from those projected in the forward-looking statements.

     The table below measures as of December 31, 2004, the net present values of the Bank's net portfolio for various interest-rate scenarios, as well as the absolute and percentage changes from the net present value of this portfolio corresponding to the December 31, 2004, interest rate levels. The table also shows the Bank's year-one net interest income generated for various interest-rate scenarios, as well as the absolute and percent changes from amounts generated by the December 31, 2004 interest rate levels. The same is presented as of December 31, 2003, and December 31, 2002.

     For fiscal year 2004, the weighted net duration of the Bank's shareholders' equity was calculated considering the Bank's CER-adjusted assets and liabilities as variable rate instruments. The interest rate on CER-adjusted assets and liabilities was considered as comprising a variable component, the CER variation which protects principal in real terms, plus a fixed component, the real fixed interest rate. Therefore the interest rate on CER-adjusted assets and liabilities is equivalent to a variable interest rate composed of a fixed spread over a variable reference interest rate. For fiscal years 2003 and 2002, assets and liabilities adjusted by a coefficient had been considered as fixed rate instruments. In order to allow comparison, information for fiscal year 2004 is presented using both criteria.

     For December 31, 2004, the breakdown of the Bank's net portfolio into trading and non-trading is presented. The trading net portfolio represents primarily short-term securities issued by the Central Bank (Lebac).

     For December 31, 2003 and 2002 the breakdown of the Bank's net portfolio into trading and nontrading portfolios is not presented, as: (i) the Bank had an immaterial trading portfolio in 2002, as a result of the Bank's participation in the public-sector debt swaps of Argentine government securities for secured loans and of the overall Argentine financial markets situation at the end of that year and (ii) its trading portfolio as of December 31, 2003 was low and substantially made of short-term securities (Lebac).

     The tables below show the weighted net duration of the Bank's shareholders' equity as of December 31, 2004, considering CER-adjusted portfolios as fixed-rate instruments. As of December 31, 2004, the weighted net duration of the Bank's shareholders' equity was approximately 7.0, as result of weighting both trading and non-trading portfolios. This compares with the duration for the prior fiscal year which was 30.0. This indicates that, as of December 31, 2004, a 100-basis-points increase in interest rates would result in a 7.0% decline in the net present value of the Bank's shareholders' equity, while a decrease of 100 basis points would have the opposite effect. As in prior years, this high level is a consequence of considering the assets and liabilities adjusted by a coefficient as being fixed-rate instruments.

                                                             AS OF DECEMBER 31, 2004
                                     ------------------------------------------------------------------------
           NET PORTFOLIO                         FAIR VALUE                       NET INTEREST INCOME (1)
-----------------------------------  -------------------------------------  ---------------------------------
CHANGE IN INTEREST RATES IN BASIS                ABSOLUTE                               ABSOLUTE
     POINTS (RATE SHOCK)               AMOUNT    VARIATION      % CHANGE     AMOUNT     VARIATION   % CHANGE
-----------------------------------  ----------  ---------    ------------  ---------   ---------  ----------
                                                  (in millions of pesos, except percentages)
200................................  Ps.  831.7  Ps.(119.5)   Ps. (12.56)%  Ps. 146.8   Ps. 69.7   Ps.  90.34%
150................................       860.0      (91.2)        (9.59)%      129.2       52.1        67.60%
100................................       889.3      (61.9)        (6.51)%      111.8       34.7        44.97%
50.................................       919.6      (31.6)        (3.32)%       94.4       17.3        22.43%
Static.............................       951.2          -             -         77.1
(50)...............................       984.0       32.8          3.45%        59.9      (17.2)     (22.33)%
(100)..............................     1,018.1       66.9          7.03%        42.7      (34.4)     (44.57)%
(150)..............................     1,053.5      102.3         10.75%        17.6      (59.5)     (77.21)%

                                                            AS OF DECEMBER 31, 2004
                                     ------------------------------------------------------------------------
           NET PORTFOLIO                         FAIR VALUE                       NET INTEREST INCOME (1)
-----------------------------------  -------------------------------------  ---------------------------------
CHANGE IN INTEREST RATES IN BASIS                ABSOLUTE                               ABSOLUTE
     POINTS (RATE SHOCK)               AMOUNT    VARIATION      % CHANGE     AMOUNT     VARIATION   % CHANGE
-----------------------------------  ----------  ---------    ------------  ---------   ---------   --------
                                                    (in millions of pesos, except percentages)
(200)..............................     1,090.3      139.1         14.62%        (7.5)     (84.6)    (109.71)%


(1) Net interest income of the first year.

                                                               AS OF DECEMBER 31, 2004
                                     ------------------------------------------------------------------------
       NET TRADING PORTFOLIO                       FAIR VALUE                  NET INTEREST INCOME (1)
-----------------------------------  -------------------------------------  ---------------------------------
CHANGE IN INTEREST RATES IN BASIS                ABSOLUTE                               ABSOLUTE
        POINTS (RATE SHOCK)            AMOUNT    VARIATION      % CHANGE      AMOUNT    VARIATION   % CHANGE
-----------------------------------  ----------  ---------    ------------  ---------   ---------   --------
                                                  (in millions of pesos, except percentages)
200................................  Ps.  525.7  Ps. (2.3)    Ps.  (0.44)%   Ps. 37.5   Ps. 10.0      36.36%
150................................       526.3      (1.7)         (0.32)%       35.0        7.5      27.27%
100................................       526.8      (1.2)         (0.23)%       32.5        5.0      18.18%
50.................................       527.4      (0.6)         (0.11)%       30.0        2.5       9.09%
Static.............................       528.0                                  27.5         -
(50)...............................       528.6       0.6           0.11%        25.0       (2.5)     (9.09)%
(100)..............................       529.2       1.2           0.23%        22.5       (5.0)    (18.18)%
(150)..............................       529.7       1.7           0.32%        20.0       (7.5)    (27.27)%
(200)..............................       530.3       2.3           0.44%        17.5      (10.0)    (36.36)%

(1) Net interest income of the first year.

                                                              AS OF DECEMBER 31, 2004
                                     ------------------------------------------------------------------------
     NET NON-TRADING PORTFOLIO                    FAIR VALUE                    NET INTEREST INCOME (1)
-----------------------------------  -------------------------------------  ---------------------------------
CHANGE IN INTEREST RATES IN BASIS                ABSOLUTE                               ABSOLUTE
        POINTS (RATE SHOCK)            AMOUNT    VARIATION       % CHANGE     AMOUNT    VARIATION    % CHANGE
-----------------------------------  ----------  ----------   ------------  ----------  ---------  -----------
                                                  (in millions of pesos, except percentages)
200................................  PS.  306.0  Ps.(117.2)   Ps.(27.69)%   Ps. 109.3   Ps. 59.7   Ps. 120.36%
150................................       333.7      (89.5)      (21.15)%        94.2       44.6        89.92%
100................................       362.5      (60.7)      (14.34)%        79.3       29.7        59.88%
50.................................       392.2      (31.0)       (7.33)%        64.4       14.8        29.84%
Static.............................       423.2                                  49.6          -
(50)...............................       455.4       32.2         7.61%         34.9      (14.7)      (29.64)%
(100)..............................       488.9       65.7        15.52%         20.2      (29.4)      (59.27)%
(150)..............................       523.8      100.6        23.77%         (2.4)     (52.0)     (104.84)%
(200)..............................       560.0      136.8        32.33%        (25.0)     (74.6)     (150.40)%

(1) Net interest income of the first year.

     The tables below show the weighted net duration of the Bank's shareholders' equity as of December 31, 2004, considering CER-adjusted portfolios as variable-rate instruments. As of December 31, 2004, the weighted net duration of the Bank's shareholders' equity is reduced to approximately 0.08 (from the approximately 7.0 duration shown above). This indicates that, as of December 31, 2004, a 100-basis-points increase in interest rates would result in a 0.08% decline in the net present value of the Bank's shareholders' equity, while a decrease of 100 basis points would have the opposite effect. This shows that the Bank's shareholders' equity is not sensitive to interest rate movements.

                                                              AS OF DECEMBER 31, 2004
                                     ------------------------------------------------------------------------
           NET PORTFOLIO                         FAIR VALUE                    NET INTEREST INCOME (1)
-----------------------------------  -------------------------------------  ---------------------------------
CHANGE IN INTEREST RATES IN BASIS                ABSOLUTE                               ABSOLUTE
        POINTS (RATE SHOCK)            AMOUNT    VARIATION       % CHANGE     AMOUNT    VARIATION   % CHANGE
-----------------------------------  ----------  ----------   ------------  ----------  ---------  -----------
                                                    (in millions of pesos, except percentages)
200................................       949.9  Ps. (1.3)       (0.14)%    Ps. 146.8   Ps. 69.7      90.34%
150................................       950.2      (1.0)       (0.11)%        129.2       52.1      67.60%
100................................       950.5      (0.7)       (0.07)%        111.8       34.7      44.97%
50.................................       950.8      (0.4)       (0.04)%         94.4       17.3      22.43%
Static.............................       951.2                      -           77.1
(50)...............................       951.6       0.4         0.04%          59.9      (17.2)    (22.33)%
(100)..............................       952.0       0.8         0.08%          42.7      (34.4)    (44.57)%
(150)..............................       952.3       1.1         0.12%          17.6      (59.5)    (77.21)%
(200)..............................       952.8       1.6         0.17%          (7.5)     (84.6)   (109.71)%

(1) Net interest income of the first year.

     The tables below show that the weighted net duration of the Bank's shareholders' equity as of December 31, 2003, was approximately 30.0 as compared to approximately 320.0 as of December 31, 2002. These values were calculated considering as fixed-rate instruments the assets and liabilities that are adjusted by a coefficient. If such assets and liabilities are considered as variable-rate instruments, the weighted net duration of the Bank's shareholders' equity as of December 31, 2003 was approximately 6.8 and, as of December 31, 2002, it was approximately 70.0.

                                                              AS OF DECEMBER 31, 2003
                                     ------------------------------------------------------------------------
           NET PORTFOLIO                           FAIR VALUE                    NET INTEREST INCOME (1)
-----------------------------------  -------------------------------------  ---------------------------------
CHANGE IN INTEREST RATES IN BASIS                 ABSOLUTE                               ABSOLUTE
        POINTS (RATE SHOCK)            AMOUNT     VARIATION       % CHANGE     AMOUNT    VARIATION    % CHANGE
-----------------------------------  ----------  -----------   ------------  ----------  ---------  -----------
                                                     (in millions of pesos, except percentages)
200................................  Ps.  426.8  Ps. (551.5)       (56.37)%  Ps. 130.9   Ps. 4.2        3.30%
150................................       552.5      (425.8)       (43.52)%      129.8       3.1        2.47%
100................................       686.0      (292.3)       (29.88)%      128.8       2.1        1.64%
50.................................       827.7      (150.6)       (15.39)%      127.7       1.0        0.82%
Static.............................       978.3           -             -        126.7         -           -
(50)...............................     1,132.0       153.7         15.71%       125.8      (0.9)      (0.72)%
(100)..............................     1,295.7       317.4         32.44%       124.9      (1.8)      (1.43)%
(150)..............................     1,453.9       475.6         48.62%       118.0      (8.7)      (6.89)%
(200)..............................     1,607.1       628.8         64.27%       111.4     (15.3)     (12.06)%

(1) Net interest income of the first year.

                                                              AS OF DECEMBER 31, 2002
                                     -------------------------------------------------------------------------
           NET PORTFOLIO                           FAIR VALUE                    NET INTEREST INCOME (1)
-----------------------------------  --------------------------------------  ---------------------------------
CHANGE IN INTEREST RATES IN BASIS                  ABSOLUTE                              ABSOLUTE
        POINTS (RATE SHOCK)            AMOUNT      VARIATION      % CHANGE     AMOUNT    VARIATION    % CHANGE
-----------------------------------  ----------   -----------  ------------  ----------  ---------- -----------
                                        (in millions of February 28, 2003 constant pesos, except percentages)
200................................  Ps. (312.1)  Ps. (369.6)    (642.70)%   Ps. 198.7   Ps. (68.9)   (25.74)%
150................................      (233.8)      (291.3)    (506.64)%       216.0       (51.6)   (19.27)%
100................................      (136.3)      (193.8)    (336.98)%       233.3       (34.3)   (12.83)%
50.................................       (39.1)       (96.6)    (168.03)%       250.6       (17.0)    (6.36)%
Static.............................        57.5            -           -         267.6           -         -
(50)...............................       146.8         89.3      155.36%        285.8        18.2      6.80%
(100)..............................       235.6        178.1      309.70%        304.0        36.4     13.61%
(150)..............................       325.3        267.8      465.68%        320.9        53.3     19.93%
(200)..............................       515.1        457.6      795.91%        334.5        66.9     25.00%

(1) Net interest income of the first year.

      As of December 31, 2004, the weighted net duration of the Bank's shareholders' equity shows a significant decrease from December 31, 2003, mainly attributable to the decrease of the weighted duration of the Bank's assets in 2004, while the weighted duration of liabilities remained similar to that of the prior year. The latter was due to a greater participation in total liabilities of the net present value of the foreign debt of the Bank's Head Office and its Cayman Branch that was restructured in 2004. For December 31, 2003, the net present value of such debt was calculated by discounting the associated cash flows by the yield of the Boden 2012, which was 17%. This discount rate was considered as the most appropriate one, given that similar instruments were not available as of that date. Given that the restructuring of the foreign debt of the Bank's Head Office and its Cayman Branch was completed in May 2004, the discount rate used as of December 31, 2004, was the yield resulting from the market price for each component of such debt, which was approximately 10%. The decrease in the discount rate generated a greater net present value than in the prior year and, therefore, the participation of such debt in total liabilities increased.

      As of December 31, 2003, the weighted net duration of the Bank's shareholder's equity was approximately 30.0, showing a significant decrease from December 31, 2002. The decrease is mainly attributable to an increase in the weighted duration of liabilities, which reflected the restructuring of: (i) the financial assistance from the Argentine Central Bank and (ii) the foreign debt of the Bank's Head Office and its Cayman Branch completed in May 18, 2004. In the previous fiscal year, both debts were considered callable.

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

      Before the 2001-2002 crisis, Banco Galicia aimed at minimizing the impact of foreign exchange rate fluctuations on its financial results by closely matching assets and liabilities not denominated in pesos, while keeping a net asset position in foreign currency (Banco Galicia's position in currencies other than dollars was always insignificant, therefore in the paragraphs below foreign currency positions largely represent U.S. dollar positions).

      As of December 31, 2004, 2003 and 2002, the Bank's position in foreign currency was to a large extent the result of the measures taken by the Argentine government during 2002, mainly the compulsory asymmetric pesification of certain assets and liabilities which changed the currency denomination of Bank's balance sheets components and the compensation for the effects of the former, through dollar-denominated bonds (Boden 2012). As of December 31, 2004, Banco Galicia had a net asset foreign currency position of Ps 776.3 million (U$S 261.0 million), which amounted to Ps. 256.7 million (US$ 87.5 million) as of December 31, 2003, and to Ps. 338.1 million (US$ 100.5 million) as of December 31, 2002. A net asset foreign currency position exposes the Bank to losses if the peso appreciates (a decrease in the exchange rate of the peso vis-a-vis the U.S. dollar). If the Bank's holdings of dollar-denominated External Notes for Ps.749.7 million (US$ 252.1 million) are considered as peso-denominated assets adjusted by CER (as a result of having being tendered to the exchange offered by the Argentine government and of the Bank's decision to receive Discount Bonds in pesos in an offer not subject to proration), its net asset foreign currency position is almost null. The Bank does not have the ability to significantly modify its foreign currency position, due to the characteristics of the Argentine financial markets, the lack of hedge instruments in the local market and the limited access to the international capital markets.

      The following tables contain information on Banco Galicia's sensitivity to exchange-rate risk that constitute forward-looking statements that involve risk and uncertainties. Actual results could differ from those projected in the forward-looking statements.

      The tables below show the effects of changes in the exchange rate of the peso vis-a-vis the U.S. dollar on the value of the Bank's foreign currency net asset position as of December 31, 2004, 2003 and 2002. As of these dates, the breakdown of the Bank's foreign currency net asset position into trading and nontrading was not presented as the Bank had an immaterial foreign currency trading portfolio.

                                                                      VALUE OF FOREIGN CURRENCY NET POSITION AS
                                                                                OF DECEMBER 31, 2004
                                                                     ------------------------------------------
 PERCENTAGE CHANGE IN THE VALUE OF THE PESO RELATIVE TO THE                        ABSOLUTE
                         DOLLAR (1)                                  AMOUNT        VARIATION         % CHANGE
------------------------------------------------------------         -------       ---------       ------------
                                                                    (in millions of pesos, except percentages)
40%.........................................................       Ps. 1,086.8     Ps. 310.5           40.0%
30%.........................................................           1,009.2         232.9           30.0
20%.........................................................             931.6         155.3           20.0
10%.........................................................             853.9          77.6           10.0
Static......................................................             776.3             -              -
(10)%.......................................................             698.7         (77.6)         (10.0)
(20)%.......................................................             621.0        (155.3)         (20.0)
(30)%.......................................................             543.4        (232.9)         (30.0)
(40)%.......................................................             465.8        (310.5)         (40.0)

(1) Devaluation / (Revaluation).

                                                                   VALUE OF FOREIGN CURRENCY NET POSITION AS
                                                                             OF DECEMBER 31, 2003
                                                                   -----------------------------------------
 PERCENTAGE CHANGE IN THE VALUE OF THE PESO RELATIVE TO THE                         ABSOLUTE
                         DOLLAR (1)                                 AMOUNT         VARIATION       % CHANGE
------------------------------------------------------------       ---------       ---------       ---------
                                                                   (in millions of pesos, except percentages)
40%.........................................................       Ps. 359.4       Ps. 102.7          40.0%
30%.........................................................           333.7            77.0          30.0
20%.........................................................           308.0            51.3          20.0
10%.........................................................           282.4            25.7          10.0
Static......................................................           256.7               -             -
(10)%.......................................................           231.0           (25.7)        (10.0)
(20)%.......................................................           205.4           (51.3)        (20.0)
(30)%.......................................................           179.7           (77.0)        (30.0)
(40)%.......................................................           154.0          (102.7)        (40.0)

(1) Devaluation / (Revaluation).

                                                                       VALUE OF FOREIGN CURRENCY NET
                                                                      POSITION AS OF DECEMBER 31, 2002
                                                                   -------------------------------------
 PERCENTAGE CHANGE IN THE VALUE OF THE PESO RELATIVE TO THE                       ABSOLUTE
                         DOLLAR (1)                                 AMOUNT        VARIATION     % CHANGE
------------------------------------------------------------       ---------      ----------    --------
                                                                     (in millions of February 28, 2003
                                                                    constant pesos, except percentages)
40%.........................................................       Ps. 473.3       Ps. 135.2       40.0%
30%.........................................................           439.5           101.4       30.0
20%.........................................................           405.7            67.6       20.0
10%.........................................................           371.9            33.8       10.0
Static......................................................           338.1               -          -
(10)%.......................................................           304.3           (33.8)     (10.0)
(20)%.......................................................           270.5           (67.6)     (20.0)
(30)%.......................................................           236.7          (101.4)     (30.0)
(40)%.......................................................           202.9          (135.2)     (40.0)

(1) Devaluation / (Revaluation).

      The increase in the Bank's net asset foreign currency position as of December 31, 2004 from that as of December 31, 2003, when expressed in pesos, was mainly attributable the repayment of debt in connection with the reestructuring of the Bank's foreign debt for US$ 135.0 million, and to the repayment of Galicia Uruguay deposits, in accordance with the restructuring agreement for US$ 118.0 million. These reductions were partially offset by the raising of debt denominated funding through repurchase agreements with Boden 2012, for US$ 67.6 million.

      The decrease in the Bank's net asset foreign currency position as of December 31, 2003 from that as of December 31, 2002, when expressed in pesos, was mainly attributable to the appreciation of the peso vis-a-vis the U.S. dollar during 2003, reflected by a decrease in the exchange rate from Ps. 3.36 per U.S. dollar as of December 31, 2002, to Ps. 2.93 as of December 31, 2003. When expressed in U.S. dollars the net asset position amount was substantially similar, given that the decrease in the Bank's dollar-denominated assets that resulted from the recognition of a lower compensation to be received for the asymmetric pesification following observations by the Argentine Central Bank to the determination of the compensation made by the Bank, for US$ 53.9 million in nominal value of Boden 2012, was compensated by the payment of dollar-denominated liabilities mainly representing liabilities of Galicia Uruguay, which payments were contemplated by the restructuring schedule agreed with depositors in 2002 (and the exchange offer carried in 2003) and made by using pesos.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      As of the date of this annual report, payment defaults remain on the following foreign debt of the Bank's head office in Argentina as a result of certain holders not participating in the foreign debt restructuring of the Bank which was completed on May 18, 2004:

      - 9% Notes due 2003 issued under the Indenture dated November 8, 1993, among the Bank, The Bank of New York, as trustee, co-registrar, principal paying agent and registrar. As of May 20, 2005, the total principal amount in default was US$ 10.5 million and the total accrued and unpaid interest as of May 31, 2005 was US$ 3.4 million.

      - Floating Rate Notes issued under the a global medium term note program and a purchase agreement, dated June 7, 2001, among the Bank, Santander Central Hispano Investment Securities Inc., New York, as arranger and syndication agent, Banco Santander Central Hispano S.A., acting through its New York branch, as administrative and PRI Agent, the initial purchasers and The Bank of New York, New York, as principal paying agent. As of May 20, 2005, the total principal amount in default is US$ 0.9 million and the total accrued and unpaid interest as of May 31, 2005 was US$ 0.1 million.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

      In April 2003, we formed a working group consisting of members of senior management of various business areas of Grupo Galicia and its main subsidiaries, to evaluate our internal controls and to propose and implement improvements to the extent any weaknesses were identified. In conducting its review and developing an action plan, the working group utilized the methodology proposed by the Committee of Sponsoring Organizations of the Treadway Commission, a private-sector organization dedicated to improving the quality of financial reporting through business ethics, effective internal controls and corporate governance.

      As part of this evaluation, we and each of our principal subsidiaries focused on the following areas: corporate governance, business ethics, production and gathering of information, audit committees, auditing, risk administration, fraud prevention, management, business planning, information technology, internal control, law and regulation and U.S. GAAP requirements.

      During 2003 and 2004, we took the following actions to improve our financial internal controls and procedures in response to the working group's recommendations:

         - We formed disclosure committees at our level as well as at the level of the Bank and other main operating subsidiaries and developed responsibilities and guidelines for each committee of each company.

         - We constituted the audit committee at our level and developed its functions and charter.

         - We documented the procedures for identifying risks and implemented a risk matrix at the Bank.

         - We updated the job descriptions and functions of key personnel at our level and at the level of the Bank, the insurance companies and the regional credit-card companies.

         - We adopted a corporate code of ethics for us and our main subsidiaries in accordance with the requirements of section 406 of the Sarbanes-Oxley Act of 2002. In 2004, no changes were made to our corporate code of ethics and there have been no waivers to such code.

         - We reviewed and improved the procedures contemplated by the Bank's business contingency plan.

      In addition, in 2004, we designed and put into place a project aimed at complying with the requirements for foreign issuers of section 404 of the Sarbanes-Oxley Act. This project was entrusted to a multidisciplinary team led by the Corporate Programs Division of the Bank with the participation of different areas from all of our subsidiaries. As of December 31, 2004, more than 3,000 hours have been devoted to achieving this plan's stated objectives.

In general terms, the project covered the following matters:

   - Creation of a task force: A task force was created, with resources coming from us, certain subsidiaries and the following Bank sectors: Internal Audit, Treasury, Operations, Accounting, and Corporate Programs.

   - Determination of the scope: We determined the most important items of the consolidated balance sheet in terms of amount and inherent risk. This way, items accounting for more than 90% of the consolidated balance sheet's balances were included in the project's scope, all of them mainly from the Bank. In connection with these items, the Bank's business and support processes that use those items to record their transactions and need to be examined in detail based on the recommendations issued by the PCAOB were then identified.

   -  Adaptation of the process documentation to the chosen methodology:
      Selected processes were analyzed from a risk standpoint, taking into account the recommendations issued by the PCAOB. Although the Bank had already had its processes documented, it was deemed necessary to adapt the documentation to meet the new requirements and to reinforce the recording of transactions through those processes.

   - Identification of key controls and their documentation: Key controls for each documented process are being identified and documented in the form of risk matrixes to allow an assessment of their contribution to mitigating the risks with regard to completeness, certainty, validity, and restricted access to the accounting data generated through the processes under examination.

   - Correction of shortcomings, if found: Improvements were made in certain processes to improve their controls and implement missing controls when necessary.

   - Testing of the processes and controls: The Internal Audit team included the processes within the project's scope in its Annual Audit Plan in order to verify compliance therewith and generate any recommendations necessary to ensure compliance.

      Moreover, work was done with our most important subsidiaries within the project framework, to assess the control environment in effect at each of them, and efforts were focused on improving and documenting all the processes that may have a direct impact on the generation of financial information flowing to us and the Bank.

      In addition, Grupo Galicia, through each subsidiary's specialized departments, allocates the resources needed to keep the operating rules up to date and documented, and conducts periodic audits pursuant to the Annual Audit Plans of each subsidiary and of the holding company.

      We conducted an evaluation of the effectiveness of the design and operation of our financial disclosure controls and procedures as of December 31, 2004, under the supervision and participation of our senior management, including our chief executive officer and chief financial officer pursuant to Rules 13a-15 and 15d-15 under the Exchange Act. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2004, our financial disclosure controls and procedures are effective in ensuring that all material information we are required to disclose in the reports we file under the Exchange Act is gathered and communicated to our management, including our chief executive officer and chief financial officer, in a timely fashion, and that information required to be disclosed in this annual report or our other reports to be filed under the Exchange Act is timely recorded, processed, summarized and reported.

      During the year ended December 31, 2004, there have been no significant changes in our internal financial disclosure controls (including any corrective actions with regard to significant deficiencies and material weaknesses) or in other factors that could significantly affect these controls.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      Our board of directors has determined that Mr. Marcelo L. S. Tonini is the audit committee financial expert.

ITEM 16B. CODE OF ETHICS

      We have adopted a corporate code of ethics for us and our main subsidiaries in accordance with the requirements of section 406 of the Sarbanes-Oxley Act of 2002. We have posted a copy of our code of ethics on our website, http://www.gfgsa.com.

ITEM 16C. PRINCIPAL ACCOUNTANTS' FEES AND SERVICES

      The following table sets forth the total remuneration billed to Grupo Galicia and its subsidiaries by its independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2003 and 2004. While Net Investment S.A. and Galicia Warrants S.A. used the services of a local accounting firm, amounts paid to this firm were minimal in the two reported fiscal years.

                                                    2004                2003
                                                    (In thousands of pesos)
Audit fees.............................            2,099               2,336
Audit related fees.....................            1,254                 714
Tax fees...............................              136                   1
All other fees.........................              403                 646
                                                   -----               -----
             TOTAL                                 3,892               3,697
                                                   -----               -----

AUDIT FEES

      Audit fees are mainly the fees billed in relation with professional services for auditing our consolidated financial statements for the fiscal years 2003 and 2004 and for the review of our interim financial statements, for local purposes and our annual report on Form 20-F.

AUDIT-RELATED FEES

      Audit-related fees are fees billed for professional services related to the review of our consolidated financial statements, other than the services included under "audit fees" in each of the years 2003 and 2004. Audit-related fees are mainly fees associated with Banco Galicia's debt restructuring.

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

AUDIT COMMITTEE PREAPPROVAL

      Commencing with the fiscal year ending December 31, 2004, our audit committee was required to preapprove all audit and nonaudit services to be provided by our independent registered public accounting firm. In 2004, our audit committee reviewed and approved audit and non-audit services fees proposed by the auditors. Additionally, our audit committee acknowledged a report issued by Banco Galicia in compliance with Argentine Central Bank's Communique "A" 2525, which included a complete detail of all audit and non-audit fees paid and billed during 2004 to us, Banco Galicia and their subsidiaries.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

      None.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Report of the Independent Registered Public Accounting Firm as of and for the fiscal years ended December 31, 2004, 2003 and 2002

Consolidated Balance Sheets as of December 31, 2004 and 2003

Consolidated Statements of Income for the years ended December 31, 2004, 2003 and 2002

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2004, 2003 and 2002

Notes to the Consolidated Financial Statements

You can find our audited consolidated financial statements on pages F-1 to F-101 of this annual report.

ITEM 19. EXHIBITS

EXHIBIT                                                     DESCRIPTION
-------                                                    ------------
 1.1            Unofficial English language translation of the Amended By-laws (estatutos sociales).

 2.1 Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American Depositary Receipt.*

 2.2            Indenture, dated as of May 18, 2004, among the Bank, The Bank of New
                York and Banco Rio de la Plata S.A.**

 4.1            English translation of form of Financial Trust Contract, dated April
                16, 2002, among the Bank, Banco Provincia de Buenos Aires and BAPRO Mandatos y
                Negocios S.A.***

 4.2            English translation of form of Loan Agreement, dated March 21, 2002, by and between Seguro de Depositos S.A. and the Bank.***

 4.3            English translation of form of Loan Agreement, dated April 30, 2002, between Banco de la Nacisn Argentina, in its capacity as trustee of the Trust
                Fund for Assistance to Financial Institutions and Insurance Companies
                Fiduciary Fund for the Assistance to Financial Institutions and Insurance
                Companies and the Bank.***

 4.4            Form of restructured loan facility (as evidenced by the note purchase agreement, dated as of April 27, 2004, among the Bank, Barclays Bank PLC, the holders party thereto and Deutsche Bank Trust Company Americas).**

 4.5            Form of Amendment No. 1 and Waiver to Restructured Loan Facility (as
                evidenced by the Amendment No. 1 and Waiver to Note Purchase Agreement, dated as of December 20, 2004, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas).

 8.1            For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. "Information on the Company --
                Organizational Structure."

 12.1           Certification of the principal executive officer required under Rule
                13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

 12.2           Certification of the principal financial officer required under Rule
                13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

 13.1           Certification of the principal executive officer required pursuant to
                18 U.S.C. Section 1350, as adopted pursuant to 906 of the Sarbanes Oxley Act of
                2002.

 13.2           Certification of the principal financial officer required pursuant to
                18 U.S.C. Section 1350, as adopted pursuant to 906 of the Sarbanes Oxley Act of
                2002.

 *      Incorporated by reference from our Registration Statement on Form F-4
        (333-11960).

 ** Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003.

 *** Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2002.


                                    SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        GRUPO FINANCIERO GALICIA S.A.

                                        By: /s/ Antonio Garces
                                            ------------------------------------
                                           Name: Antonio Garces
                                           Title: Chairman of the Board, Chief
                                                  Executive Officer

      Date: May 26, 2005

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                    PAGE
                                                                                                    ----
Report of the Independent Registered Public Accounting Firm.......................................   F-2

Consolidated Balance Sheets as of December 31, 2004 and 2003......................................   F-4

Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and
2002..............................................................................................   F-7

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002........   F-9

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31,
2004, 2003 and 2002...............................................................................  F-11

Notes to the Consolidated Financial Statements....................................................  F-12

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and the Board of Directors of Grupo Financiero Galicia S.A.

We have audited the consolidated balance sheets of Grupo Financiero Galicia S.A. and subsidiaries (together "the Group") at December 31, 2004 and 2003 and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

As described in Notes 2 and 40, the accompanying consolidated financial statements have been prepared in accordance with accounting rules prescribed by the Argentine Central Bank, which differ in certain respects from, and is a comprehensive basis of accounting other than, Argentine generally accepted accounting principles applicable to enterprises in general.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Financiero Galicia S.A. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting rules prescribed by the Argentine Central Bank.

The quality of the Grupo Financiero Galicia S.A. financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina and to the Argentine Government's ability to perform on its obligations to Banco de Galicia y Buenos Aires S.A., which is the Group's main subsidiary, and to the entire financial system in Argentina, in connection with Federal secured loans, federal government securities and on its obligation to approve and deliver government securities under various laws and regulations.

Accounting rules prescribed by Argentine Central Bank vary in certain significant respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F. Information relating to the nature and effect of such differences is presented in Notes 27 and 41 to the consolidated financial statements.


                                                   PRICE WATERHOUSE & CO. S.R.L.

                                                         /s/ SANTIAGO J. MIGNONE
                                                                   PARTNER

Buenos Aires, Argentina
February 14, 2005, except for notes 1 and 41 as to which the date is May 24, 2005.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2004 AND 2003
                   (Expressed in thousands of Argentine pesos)

                                                                                     DECEMBER 31,
                                                                   -----------------------------------------------
                                                                           2004                     2003
                                                                   ----------------------  -----------------------
ASSETS
A. Cash and due from banks
   Cash..........................................................  Ps.           442,494   Ps.            400,699
   Banks and correspondents......................................                546,175                  424,603
   Other.........................................................                      -                      848
                                                                   ---------------------   ----------------------
                                                                   Ps.           988,669   Ps.            826,150
B. Government and corporate securities
   Holdings of investment account securities.....................                601,264                1,609,982
   Holdings of trading securities................................                 37,105                   18,710
   Unlisted government securities................................              4,371,716                4,469,529
   Securities issued by the Argentine Central Bank...............                508,544                  309,201
   Investments in listed corporate securities....................                 16,086                    2,950
   Allowances....................................................                   (618)                  (2,107)
                                                                   ---------------------   ----------------------
                                                                   Ps.         5,534,097   Ps.          6,408,265
C. Loans
   To the non-financial public sector............................              4,558,873                4,323,279
   To the financial sector.......................................                150,530                  194,692
   To the non-financial private sector and residents abroad                    4,361,393                4,165,829
      Overdrafts.................................................                199,668                  218,902
      Notes......................................................              1,099,243                1,280,062
      Mortgage loans.............................................                623,944                  719,593
      Pledge loans...............................................                 92,889                   54,644
      Consumer loans.............................................                 58,161                   55,175
      Credit card loans..........................................              1,105,386                  818,837
      Others.....................................................                772,996                  498,616
      Accrued Interest, adjustment  and quotation differences
      receivable.................................................                414,400                  523,080
      Document interest..........................................                 (5,286)                  (2,485)
      Unallocated collections....................................                     (8)                    (595)
      Allowances.................................................               (632,619)              (1,177,315)
                                                                   ---------------------   ----------------------
                                                                   Ps.         8,438,177   Ps.          7,506,485

D. Other receivables resulting from financial brokerage
   Argentine Central Bank........................................                 78,463                   69,846
   Amounts receivable for spot and forward sales to be
   settled.......................................................                 56,209                        -
   Securities receivable under spot and forward purchases to
   be settled....................................................                313,462                      138
   Unlisted negotiable obligations...............................                 20,384                  103,792
   Compensation to be received from the national government......              4,732,288                4,629,595
   Other.........................................................              1,524,593                1,393,341
   Allowances....................................................                (27,711)                (102,008)
                                                                   ---------------------   ----------------------
                                                                   Ps.         6,697,688   Ps.          6,094,704

  The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                        AS OF DECEMBER 31, 2004 AND 2003
                   (Expressed in thousands of Argentine pesos)

                                                                                      DECEMBER 31,
                                                                    -------------------------------------------------
                                                                             2004                      2003
                                                                    ------------------------  -----------------------
ASSETS (CONTINUED)
E. Assets under financial leases
   Assets under financial leases..................................  Ps.             103,443   Ps.             29,418
   Allowances.....................................................                   (2,493)                  (4,806)
                                                                    -----------------------   ----------------------
                                                                    Ps.             100,950   Ps.             24,612
F. Equity investments in other companies
   In financial institutions......................................                    3,029                    3,009
   Other  ........................................................                  108,714                  141,916
   Allowances.....................................................                  (28,924)                 (57,858)
                                                                    -----------------------   ----------------------
                                                                    Ps.              82,819   Ps.             87,067
G. Miscellaneous receivables
   Debtors for sale of assets.....................................                      879                      185
   Presumptive Minimum Income tax - Fiscal Credit Certificate.....                  138,010                   89,262
   Other..........................................................                  353,507                  368,025
   Accrued interest, adjustment on debtors for sale of assets
   receivable.....................................................                       33                       40
   Other accrued interest receivable..............................                   64,263                   67,055
   Allowances.....................................................                  (36,911)                 (54,277)
                                                                    -----------------------   ----------------------
                                                                    Ps.             519,781   Ps.            470,290

H. Fixed assets...................................................                  489,182                  517,532

I. Miscellaneous assets...........................................                  160,033                  158,098

J. Intangible assets
   Goodwill.......................................................                  115,080                  139,681
   Organization and development expenses..........................                  522,924                  587,376
                                                                    -----------------------   ----------------------
                                                                    Ps.             638,004   Ps.            727,057

K. Unallocated items..............................................                    1,154                    2,594
                                                                    -----------------------   ----------------------
                       TOTAL ASSETS...............................  Ps.          23,650,554   Ps.         22,822,854
                                                                    =======================   ======================

  The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                        AS OF DECEMBER 31, 2004 AND 2003
                   (Expressed in thousands of Argentine pesos)

                                                                                       DECEMBER 31,
                                                                      ------------------------------------------------
                                                                              2004                      2003
                                                                      ----------------------   -----------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

L.   Deposits
     Non-financial government sector...............................   Ps.            131,932   Ps.              12,412
     Financial sector..............................................                   17,157                    19,460
     Non-financial private sector and residents abroad.............                6,607,824                 5,552,119
       Current accounts............................................                1,192,474                   902,438
       Saving accounts.............................................                1,638,694                 1,080,153
       Time deposits...............................................                3,415,788                 2,838,480
       Investment accounts.........................................                      383                       184
       Other.......................................................                  280,220                   533,626
       Accrued interest, adjustment  and quotation differences
       payable ....................................................                   80,265                   197,238
                                                                      ----------------------   -----------------------
                                                                      Ps.          6,756,913   Ps.           5,583,991

M.   Other liabilities resulting from financial brokerage
     Argentine Central Bank                                                        8,059,550                 8,132,902
       Liquidity assistance loans .................................                5,321,697                 5,579,978
       Other.......................................................                2,737,853                 2,552,924
     Banks and international entities..............................                  772,393                 2,735,480
     Unsubordinated negotiable obligations.........................                3,348,652                 2,392,909
     Amounts payable for spot and forward purchases to be settled..                  229,537                         -
     Securities to be delivered under spot and forward sales to
     be settled....................................................                   56,155                    99,604
     Loans from domestic financial institutions....................                  191,195                   131,763
     Other.........................................................                  909,926                 1,003,865
     Accrued interest, adjustment and quotation differences
     payable.......................................................                  489,159                   602,898
                                                                      ----------------------   -----------------------
                                                                      Ps.         14,056,567   Ps.          15,099,421

N.   Miscellaneous liabilities
     Dividends payable.............................................                        5                        46
     Directors' and Syndics' fees payable..........................                    3,676                     1,347
     Other.........................................................                  294,888                   232,246
     Accrued adjustments and interest payable......................                    2,043                     1,827
                                                                      ----------------------   -----------------------
                                                                      Ps.            300,612   Ps.             235,466

O.   Provisions....................................................                  517,806                   388,961
P.   Subordinated negotiable obligations...........................                  380,077                         -
Q.   Unallocated items.............................................                    5,574                     2,638
R.   Minority interests............................................                  113,467                    92,994
                                                                      ----------------------   -----------------------
                      TOTAL LIABILITIES............................   Ps.         22,131,016   Ps.          21,403,471
                                                                      ----------------------   -----------------------

     SHAREHOLDERS' EQUITY .........................................                1,519,538                 1,419,383
                                                                      ----------------------   -----------------------
             TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY............   Ps.         23,650,554   Ps.          22,822,854
                                                                      ======================   =======================

  The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

                                                                                       DECEMBER 31,
                                                                   ---------------------------------------------------
                                                                         2004              2003             2002
                                                                   -----------------  --------------  ----------------
A.   Financial income
     Interest on cash and due from banks.........................  Ps.            44  Ps.         68  Ps.        2,369
     Interest on loans granted to the financial sector...........              5,189         101,107            86,822
     Interest on overdrafts......................................             28,254          38,801           136,840
     Interest on notes...........................................             97,544         192,816           220,811
     Interest on mortgage loans..................................             67,935          94,832           125,421
     Interest on pledge loans....................................              6,706          11,714            59,692
     Interest on credit card loans...............................            163,054         127,522           177,204
     Interest on other loans.....................................             26,050          28,888           116,417
     Interest income from other receivables resulting from
     financial brokerage.........................................             90,017          98,663           227,978
     Net income from government and corporate securities.........                  -          46,221           564,390
     Net income from secured loans - Decree No. 1387/01..........            186,038         178,708           223,730
     Consumer price index adjustment  (CER /CVS).................            588,653         509,077         3,402,790
     Others......................................................            132,101          23,657           412,825
                                                                   -----------------  --------------  ----------------
                                                                   Ps.     1,391,585  Ps.  1,452,074  Ps.    5,757,289

B.   Financial expenses
     Interest on current accounts................................              4,858           3,039            17,565
     Interest on savings accounts................................              4,124           3,045             8,144
     Interest on time deposits...................................             90,511         201,766           291,851
     Interest on loans from the financial sector.................              6,146           6,756            26,478
     Interest expense from other liabilities resulting from
     financial brokerage.........................................            172,558         340,567           653,039
     Other interest .............................................            323,245         408,764         1,605,374
     Net loss from government and corporate securities...........              7,027               -                 -
     Net loss on options.........................................                  -               -               263
     Consumer price index adjustment.............................            501,831         187,532         1,734,648
     Others......................................................             57,144         153,347           223,043
                                                                   -----------------  --------------  ----------------
                                                                   Ps.     1,167,444  Ps.  1,304,816  Ps.    4,560,405

C.   Gross brokerage margin......................................            224,141         147,258         1,196,884

     Loan loss provision ........................................            190,232         286,428         1,648,576

D.   Income from services
     In relation to lending transactions.........................            157,084         136,075           142,397
     In relation to borrowing transactions.......................            140,375         116,165           149,885
     Other commissions...........................................              8,035           9,347            14,412
     Others......................................................            223,558         170,170           209,331
                                                                   -----------------  --------------  ----------------
                                                                   Ps.       529,052  Ps.    431,757  Ps.      516,025

E.   Expenses for services
     Commissions.................................................             40,899          35,237           100,356
     Others......................................................             51,860          35,121            40,283
                                                                   -----------------  --------------  ----------------
                                                                   Ps.        92,759  Ps.     70,358  Ps.      140,639

  The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

                                                                                     DECEMBER 31,
                                                                  -------------------------------------------------
                                                                       2004             2003              2002
                                                                  -------------   ---------------    --------------
F. Monetary result of financial brokerage.......................  Ps.         -   Ps.     (14,157)   Ps. (1,437,745)

G. Administrative expenses
   Personnel expenses...........................................        296,733           243,501           496,025
   Directors' and syndics' fees.................................          4,040             1,917             3,236
   Other fees...................................................         19,808            21,294            28,026
   Advertising and publicity....................................         37,796            20,020            15,369
   Taxes........................................................         40,872            29,806            57,761
   Other operating expenses.....................................        179,983           204,599           290,204
   Others.......................................................         44,708            42,227            56,893
                                                                  -------------   ---------------    --------------
                                                                  Ps.   623,940   Ps.     563,364    Ps.    947,514

H. Monetary result of operating expenses........................  Ps.         -   Ps.          84    Ps.     21,001

   Net (loss)/income from financial brokerage...................       (153,738)         (355,208)       (2,440,564)

I. Minority interests...........................................        (14,302)           (9,232)          272,163

J. Miscellaneous income
   Net loss on long-term investments............................          2,990                 -                 -
   Penalty interest.............................................            895             3,183             6,252
   Loans recovered and allowances reversed......................        366,645           563,838            38,130
   Others.......................................................        134,348            97,805           245,900
   Consumer price index adjustment (CER)........................          9,728            54,381             1,125
                                                                  -------------   ---------------    --------------
                                                                  Ps.   514,606   Ps.     719,207    Ps.    291,407
K. Miscellaneous losses
   Net loss on long-term investments............................              -            22,570            51,971
   Penalty interest and Charges in favor of the Argentine
   Central Bank.................................................             19               125               646
   Loan loss provision from miscellaneous receivables and
   other provisions.............................................        134,135           315,167           449,288
   Amortization of differences arising from court resolution....        121,010            77,880                 -
   Others.......................................................        157,119           155,311           270,906
   Consumer price index adjustment..............................            336             1,827                22
                                                                  -------------   ---------------    --------------
                                                                  Ps.   412,619   Ps.     572,880    Ps.    772,833

L. Monetary Result of other operations..........................  Ps.         -   Ps.      (3,517)   Ps.   (163,090)

   Net (loss)/income before tax.................................        (66,053)         (221,630)       (2,812,917)

M. Income tax...................................................         43,818               590            66,421

                                                                  -------------   ---------------    --------------
   Net loss before Absorption...................................  Ps.  (109,871)  Ps.    (222,220)   Ps. (2,879,338)

N. Absorption subject to the Approval of the Annual
   Shareholders Meeting (*).....................................              -                 -         1,370,034

                                                                  -------------   ---------------    --------------
   Net loss for the year........................................  Ps.  (109,871)  Ps.    (222,220)   Ps. (1,509,304)
                                                                  =============   ===============    ==============

   Net loss per common share before the absorption (basic and
   assuming full dilution)......................................         (0.093)           (0.203)           (2.636)

   Net loss per common share after the absorption (basic and
   assuming full dilution)......................................         (0.093)           (0.203)           (1.382)

(*) Effect on the foreign currency position compensation.

  The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

                                                                                     DECEMBER 31,
                                                                  ---------------------------------------------------
                                                                      2004              2003              2002
                                                                  --------------   ---------------   ----------------
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss for the year...........................................  Ps.   (109,871)  Ps.    (222,220)  Ps.  (1,509,304)
Adjustments to reconcile net income to net cash from
Operating activities:
Depreciation of bank premises and equipment and
Miscellaneous assets............................................          41,567            52,496            65,776
Amortization of intangible assets...............................         193,744           163,390           168,622
(Decrease)/Increase in allowances for loan and other losses,
net of reversals................................................          69,132           118,920         2,081,741
Equity loss of unconsolidated subsidiaries......................          (3,580)            8,095            51,971
Loss (gain) on sale of premises and equipment...................            (391)           11,486           (59,948)
Gain on trouble debt restructuring..............................        (141,610)                -                 -
Absorption subject to the Approval of the Annual Shareholders
Meeting(*)......................................................               -                 -        (1,370,034)
Monetary loss...................................................               -            17,939         1,579,834
Adjustment of Compensatory Bond to be received..................               -            90,243                 -
Consumer price index adjustment (CER/CVS) ......................         (26,447)         (324,073)       (1,630,582)
Unrealized foreign exchange gain / (loss).......................          19,212            47,018          (516,888)
Decrease (Increase) in government securities - trading..........          91,557          (314,324)                -
Decrease in other assets........................................         (75,634)           54,599           456,918
Decrease (Increase) in other liabilities........................        (273,297)          (47,614)         (254,395)
                                                                  --------------   ---------------   ---------------
NET CASH USED IN OPERATING ACTIVITIES...........................  Ps.   (215,618)  Ps.    (344,045)  Ps.    (936,289)

CASH FLOW FROM INVESTING ACTIVITIES:
(Decrease)/Increase in loans, net ..............................        (112,368)          734,720         2,613,642
Increase in deposits at the Argentine Central Bank..............          (8,617)          (13,938)          (18,989)
Additions to bank premises and equipment, miscellaneous,
and intangible assets...........................................        (131,807)         (124,469)          (64,280)
Proceeds of sales of premises and equipment.....................          12,599            33,520            85,934
                                                                  --------------   ---------------   ---------------
NET CASH PROVIDED BY INVESTING ACTIVITIES.......................  Ps.    240,193   Ps.     629,833   Ps.   2,616,307

CASH FLOW FROM   FINANCING ACTIVITIES:
Increase/(Decrease) in deposits, net............................       1,415,052           782,718        (6,016,672)
Payments on credit facilities - long term.......................        (289,719)         (537,074)          (48,755)
(Decrease)/Increase in short-term borrowings, net...............        (561,018)         (252,600)        3,397,137
(Decrease)/Increase in repurchase agreements....................         261,654           (24,601)        1,112,462
Repayment of principal and interest on restructured debt........        (207,639)                -                 -
                                                                  --------------   ---------------   ---------------
NET CASH PROVIDED BY  FINANCING ACTIVITIES......................  Ps.    618,330   Ps.     (31,557)  Ps.  (1,555,828)

(*) Effect on the foreign currency position compensation.

  The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

                                                                                       DECEMBER 31,
                                                                ---------------------------------------------------
                                                                      2004             2003             2002
                                                                ----------------  ---------------   ---------------
INCREASE IN CASH AND CASH EQUIVALENTS NET.....................  Ps.      162,519  Ps.     254,231   Ps.     124,190
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR........           826,150          576,838         1,139,854

MONETARY EFFECT ON CASH AND CASH EQUIVALENT...................                 -           (4,919)         (687,206)
                                                                ----------------  ---------------   ---------------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR..............  Ps.      988,669  Ps.     826,150   Ps.     576,838

SUPPLEMENTAL DISCLOSURES RELATIVE TO CASH FLOWS:
Interest paid.................................................  Ps.      509,901  Ps.     621,162   Ps.     823,377
Income tax paid...............................................  Ps.          528  Ps.           -   Ps.           -
Presumptive minimum income tax.(*)............................  Ps.       24,886  Ps.      48,436   Ps.      14,773

For the fiscal years ended December 31, 2004 and 2003, Ps. 906,025 and Ps. 1,485,056 for the compensation received and to be received from the national government and Ps. 184,597 and Ps. 67,801 respectively advance to be requested from the Argentine Central Bank for the subscription of the Hedge Bond,did not require the movement of cash.

The swap of provincial loans into secured bonds ("BOGAR"), which as of December 31, 2004 and 2003, amounted to Ps 3,543,479 and 3,473,661 did not required the movement of cash.

(*) The PMIT is calculated based on assets and can be credited against future income tax.

  The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
                  (Expressed in thousands of Argentine pesos)

                                                                 INFLATION
                                                                ADJUSTMENTS
                                                                TO CAPITAL
                                                                 STOCK AND      PROFIT RESERVES      UNREALIZED
                                                     PAID IN      PAID IN      -----------------      VALUATION        ACCUMULATED
                                    CAPITAL STOCK    CAPITAL      CAPITAL      LEGAL      OTHER      DIFFERENCE (*)     DEFICIT
                                    -------------  ----------- ------------- ----------------------  -------------  ---------------
BALANCE AT DECEMBER 31, 2001        Ps. 1,092,407  Ps.  79,251 Ps. 1,410,048 Ps. 16,266 Ps. 238,941  Ps.         -  Ps.     266,658
                                    -------------  ----------- ------------- ---------- -----------  -------------  ---------------
Adjustment to retained earnings                 -            -             -          -           -              -            6,577
Distribution of retained earnings
Approved by the shareholders'
meeting on June 3, 2002:
  - Legal reserve                                                                13,227                                     (13,227)
  - Reserve provided by the Bylaws                                                          253,398                        (253,398)
Net loss for the year
 before the absorption                          -            -             -          -           -              -       (2,879,338)
Absorption subject to the
 approval of the Annual
 Shareholders Meeting (*)                       -            -             -          -           -      1,370,034                -
Transfer to net loss of the
absorption,net                                  -            -             -          -           -     (1,370,034)       1,370,034
                                                                                                                    ---------------
Net loss after the absorption                   -            -             -          -           -              -       (1,509,304)
                                    -------------  ----------- ------------- ---------- -----------  -------------  ---------------
BALANCE AT DECEMBER 31, 2002        Ps. 1,092,407  Ps.  79,251 Ps. 1,410,048 Ps. 29,493 Ps. 492,339  Ps.         -  Ps.  (1,502,694)
                                    =============  =========== ============= ========== ===========  =============  ===============
Adjustment to retained earnings                 -            -             -          -           -              -           40,759
Absorption  approved by the
shareholders' meeting on
 April 23,2003                                  -            -             -          -    (492,339)             -          492,339
Net loss for the year                           -            -             -          -           -              -         (222,220)
                                    -------------  ----------- ------------- ---------- -----------  -------------  ---------------
BALANCE AT DECEMBER 31, 2003        Ps. 1,092,407  Ps.  79,251 Ps. 1,410,048 Ps. 29,493 Ps.       -  Ps.         -  Ps.  (1,191,816)
                                    =============  =========== ============= ========== ===========  =============  ===============
Capital Increase                          149,000       61,026             -          -           -              -                -
Net loss for the year                           -            -             -          -           -              -         (109,871)
                                    -------------  ----------- ------------- ---------- -----------  -------------  ---------------
BALANCE AT DECEMBER 31, 2004        Ps. 1,241,407  Ps. 140,277 Ps. 1,410,048 Ps. 29,493 Ps.       -  Ps.         -  Ps.  (1,301,687)
                                    =============  =========== ============= ========== ===========  =============  ===============

                                          TOTAL
                                      SHAREHOLDERS'
                                         EQUITY
                                      -------------
BALANCE AT DECEMBER 31, 2001          Ps. 3,103,571
                                      -------------
Adjustment to retained earnings               6,577
Distribution of retained earnings
Approved by the shareholders' meeting
on June 3, 2002:
  - Legal reserve
  - Reserve provided by the Bylaws
Net loss for the year
 before the absorption                   (2,879,338)
Absorption subject to the
 approval of the Annual
 Shareholders Meeting (*)                 1,370,034
Transfer to net loss of the
absorption,net                                    -
                                      -------------
Net loss after the absorption            (1,509,304)
                                      -------------
BALANCE AT DECEMBER 31, 2002          Ps. 1,600,844
                                      =============
Adjustment to retained earnings              40,759
Absorption  approved by the
shareholders' meeting on
 April 23,2003                                    -
Net loss for the year                      (222,220)
                                      -------------
BALANCE AT DECEMBER 31, 2003          Ps. 1,419,383
                                      =============
Capital Increase                            210,026
Net loss for the year                      (109,871)
                                      -------------
BALANCE AT DECEMBER 31, 2004          Ps. 1,519,538
                                      =============

(*) Effect on the foreign currency position compensation

  The accompanying notes are an integral part of these consolidated financial statements

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

1. BASIS OF PRESENTATION, ACQUISITIONS, ESTIMATES AND UNCERTAINTIES

Grupo Financiero Galicia S.A. ("Grupo Galicia", the "Company" or "the Group") is a corporation organized under the laws of Argentina that acts as a holding company for Banco de Galicia y Buenos Aires S.A. and its subsidiaries ("Banco Galicia" or the "Bank"). Grupo Galicia was formed by the controlling shareholders of the Bank on September 14, 1999 to consummate an exchange of shares with the shareholders of Banco Galicia and establish Grupo Galicia as the Bank's holding company. Grupo Galicia was formed with two classes of shares:
Class A shares, which are entitled to 5 votes per share, and Class B shares, which are entitled to 1 vote per share. To effect the exchange, Grupo Galicia offered to exchange Grupo Galicia class B shares for all outstanding Banco Galicia class B shares on a 2.5-for-1 basis and to exchange Grupo Galicia ADSs for all outstanding Banco Galicia ADSs on a 1-for-1 basis. The controlling shareholders retained all the class A shares. As a result of the exchange, which was consummated on July 26, 2000, the Company became holder of 93.23% of the Bank's capital stock, and the remaining 6.77% remained as a minority interest in the Bank. At December 31, 2004 and 2003 the Company's interest in Banco Galicia as a result of open market purchases was 93.59%.

Banco Galicia is a private-sector commercial bank organized under the laws of Argentina which provides general banking services, mainly through its Argentine branches, to corporate and retail customers. Banco Galicia also provides banking services through it branch in the Grand Cayman Island. As a result of the Argentine economic crisis and the economic policy measures adopted by the government during 2002, Banco Galicia New York branch was closed on January 30, 2003. The Bank's services included, until December 31, 2001, accepting deposits and granting loans in Argentine pesos and U.S. dollars. The end of the Convertibility regime in early 2002, the devaluation of the currency and the measures adopted by the government in 2002 have restricted Argentine banks' operations in U.S. dollars.

As a result of the political and economic crisis that Argentina experienced in late 2001 and in 2002 and the material and adverse effect that such crisis has had on the Bank and other financial institutions in Argentina, the Bank's future business activities, as well as the levels of such business activities may differ substantially from pre-crisis periods.

Grupo Galicia consolidates the financial statements of its subsidiaries over which it has effective control, including Banco Galicia and its subsidiaries, Net Investment S.A. (and its subsidiaries), Sudamericana Holding S.A. (and its subsidiaries), Banco de Galicia Uruguay S.A. (and its subsidiaries), Galicia Capital Markets S.A. (and its subsidiaries), Galicia Factoring y Leasing S.A., Galicia Warrants S.A., Galicia Valores S.A. Sociedad de Bolsa, AgroGalicia S.A., and Tarjetas Regionales S.A.(and its subsidiaries). All significant intercompany accounts and transactions have been eliminated for the preparation of the consolidated financial statements..

The preparation of financial statements in conformity with the Argentine Central Bank generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities, at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

THE ARGENTINE ECONOMY AND ITS IMPACT ON GRUPO GALICIA'S ECONOMIC AND FINANCIAL POSITION

Along with the recovery of the Argentine economy over the last two years, the Bank has recorded an increasing level of activity during 2004 and 2003, as well as a more favorable financial condition which has enabled it to recover from the crisis that affected the financial system at the end of 2001.

The financial system has gradually strengthened its liquidity levels, recording a significant increase in deposits and borrowings.

Also, during 2004 the Argentine Government has submitted to the consideration of creditors an offer to exchange defaulted debt issued prior to December 31, 2001 for new bonds called "Par Bonds", "Quasi-Par Bonds" and "Discount Bonds". The securities offered contemplate different terms and conditions, such as currency of denomination, amortization term, nominal value relief and yield. The period for exchanging securities started on January 14 and ended on February 25, 2005 with a high percentage of participation. There are some issues relating to this process that are still pending final resolution, so uncertainty still persists regarding compliance by the public sector with its obligations.

As part of the recovery of the Bank, the following matters are worth mentioning which put at risk the Bank's business activities, mainly as a result of the measures adopted by the Argentine Government to confront the crisis and which were and are being resolved by the Bank in 2004.

RESTRUCTURING OF THE BANK'S FOREIGN DEBT

In 2004, the Bank finalized its plan for the restructuring of its foreign debt.

During the restructuring of its foreign debt, the Bank managed to refinance the liabilities of its New York Branch (which was closed in January 2003) and the liabilities of its subsidiaries Galicia Uruguay and Galicia Cayman, which consisted mainly of deposits. Furthermore, with the approval of the Argentine Central Bank, the debt carried with Galicia Uruguay for a principal amount of US$ 399.5 million was restructured.

As a result of the restructuring of the New York Branch, the Bank increased its capitalization levels by US$ 43 million.

In May 2004, an agreement was signed which enabled the restructuring of the foreign debt of the Head Office's and Cayman Branch..

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

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

To make the Bank's foreign debt restructuring possible:

Grupo Financiero Galicia S.A. approved a capital increase through the issuance of up to 149 million preferred shares, each of them mandatorily convertible into one of our class B shares on May 13, 2005, the first anniversary date of issuance (or, if earlier, on the occurrence of a change of control of Grupo Galicia). As a result of the exercises made by the existing shareholders in our preemptive rights offering, creditors opting for the equity participation offer received 87.8 million preferred shares and US$ 30 million in cash and Grupo Financiero Galicia S.A. received approximately US$ 100 million of subordinated bonds in exchange for those shares and cash. We issued the 149 million preferred shares on May 13, 2004.

Our controlling shareholders assigned part of their preemptive and accretion rights to a trust established for the benefit of the Bank's creditors.Grupo Financero Galicia S.A. entered into a registration rights agreement for the benefit of the holders of our preferred shares in the United States in which Grupo Financiero Galicia S.A. agreed to (1) file a shelf registration statement with the U.S. Securities and Exchange Commission covering the resale of those restricted preferred shares within 180 days of the expiration date of the exchange offer; (2) use our reasonable best efforts to cause the shelf registration statement to become effective within 360 days of the offer's expiration date; and (3) use our reasonable best efforts to keep the shelf registration statement effective from on or before June 1, 2005, until the date on which all of the restricted preferred shares have been sold under the shelf registration statement or September 30, 2005, whichever comes first.Grupo Financiero Galicia S.A. entered into an agreement with the Bank's bank creditors in which Grupo Financiero Galicia S.A. agreed to maintain certain corporate governance standards and to provide them with certain financial information and reports on a quarterly and annual basis.

In addition, in accordance with the terms of the Bank's foreign debt restructuring, the Bank made a US$ 15.5 million cash payment for interest accrued until April 30, 2002, and applied US$ 42.4 million not used in the cash offer to prepay at par (plus capitalized interest) long-term instruments to be delivered to creditors participating in the restructuring.

Based on the options exercised, the final outcome of the restructuring was as follows:

-The following debt instruments were issued:

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

long-term debt instruments for US$ 648.5 million, of which US$ 464.8 are US dollar-denominated Negotiable Obligations due 2014, while the remainder is in the form of restructured loans to the Bank.

-medium-term debt instruments for US$ 399.8 million, of which US$ 352.8 are US dollar-denominated Negotiable Obligations due 2010, while the remainder is in the form of restructured loans to the Bank.

-subordinated debt instruments for US$ 230.0 million, of which US$ 218.2 are US dollar-denominated subordinated Negotiable Obligations due 2019, while the remainder is in the form of restructured loans to the Bank.

In addition, commercial creditors accepted the terms and conditions for the restructuring of their receivables in the amount of US$ 24.4 million.

-US$ 36.9 million, to repay debt equivalent to US$ 45.0 million, was transferred to creditors who opted to receive National Government Bonds due 2012 (BODEN
2012), and US$ 13.6 million were paid to creditors who have participated in the cash offer for debt equivalent to US$ 26.8 million, was paid to creditors. In addition, under the terms of the restructuring, an interest payment of US$ 15.5 million was made.

The Bank also restructured trade debt for a principal amount of US$ 25.3 million in exchange for US$ 26.6 million of new trade debt to be repaid in 12 equal, consecutive monthly installments beginning in June 2004 and ending in May 2005.

In addition, the Bank entered into a new trade facility agreement for US$ 35 million with creditors participating in the new money option.

The following table shows certain information on the Bank's debt restructuring:

Principal amount of:                                                            In US$ millions
----------------------------------------------------------------------------    -----------------
a) Old debt to be restructured as of December 31, 2003......................         1,349.6
b) Old debt to be restructured as of April 27, 2004 (1).....................         1,344.7 (2)
c) Old debt participating in the restructuring as of April 27, 2004 (1).....         1,320.9
d) New debt, including past due interest capitalized (3) (4)................         1,399.6
e) New debt issued (4) (5)..................................................         1,278.3
f) Old debt not restructured as of May 18, 2004 (6).........................            22.9 (7)
g) Old debt not restructured as of December 31, 2004........................            12.5

(1)   Expiration date of the exchange offer.

(2) The decrease in the principal amount of debt to be restructured as compared to December 31, 2003, resulted from the fact that, in accordance with Argentine law, borrowers that were also holders of certain of the Bank's debt instruments under restructuring used such holdings to repay past-due loans granted to them by the Bank.

(3) Interest past due between May 1, 2002, and December 31, 2003, was capitalized at 4.75% per annum, except for trade debt for a principal amount of US$ 25.3 million for which interest was capitalized at Libor plus 1%. Interest past due until April 30, 2002, was paid in cash.

(4)   Excludes trade debt.

(5) After having applied US$ 42.4 million not used in the cash offer to prepay long-term debt instruments included in (d).

(6)   Settlement date of the exchange offer.

                   GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

(7) Between the expiration date and the settlement date, the amount of debt not restructured decreased by US$ 0.9 million as a result of the repayment by borrowers that were also holders of debt subject to restructuring of past-due loans made to them by the Bank by using their holdings of such debt and, to a lesser extent, as a result of the renegotiation of debt not restructured under the terms of the restructuring.

The agreements executed within the framework of the Bank's foreign debt restructuring established that the Bank may not, directly or indirectly, declare or pay dividends or make distributions on shares of common stock, except for stock dividends or distributions. This restriction shall not apply to dividends paid to the Bank by a consolidated subsidiary. Notwithstanding this, those agreements foresee that the Bank may directly or indirectly declare or pay dividends, and may allow its subsidiaries to do so, if "(i) no default or event of default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding senior debt were to be equal to or lower than fifty percent (50%) of the total senior debt amount originally issued; and (iii) the Bank were to reimburse two US dollars (US$2) of the long-term debt principal amount for each US dollar (US$1) paid as dividends.

Restrictions were also imposed on the Bank's ability making certain types of investments; using the proceeds from the sale of certain assets or from the issue of debt or shares; participating in certain operations with subsidiaries, non-financial activities and compliance with certain financial ratios.

The above process included the restructuring of foreign financial liability repayment terms, by adjusting the expected payment expenses and making the Bank's future development more foreseeable, as well as complying with the increased capitalization envisaged in the Plan.

As a result of this restructuring, the Bank has increased its regulatory capitalization by approximately US$ 278.7 million, because of relief granted in respect of principal and interest for US$48.7 million, which were recognized under Financial income - "Others" and Financial Expenses - Interest expense for other liabilities resulting from financial brokerage, respectively. Also, the subordinated debt for US$ 230 million which was issued, is considered capital for regulatory purposes. As a result of the restructuring of the New York Branch debt in 2002, the Bank had increased its capitalization by US$ 43 million.

TREATMENT OF EXTRAORDINARY ASSISTANCE TO FINANCIAL INSTITUTIONS BY THE ARGENTINE CENTRAL BANK

In light of the financial system crisis at the end of 2001 and in order to cover the decrease in deposits, the Bank obtained advances from the Argentine Central Bank, the principal and CER adjustment of which amounted to Ps. 5,690,864 and Ps. 5,647,113, as of December 31, 2004 and 2003, respectively.

In February 2004, the Bank adhered to the regime for repayment of debt with the Argentine Central Bank called for by Decrees 739/03 and 1262/03, as well as the amortization schedule proposed, the term of which is 92 months beginning in March 2004, on the basis of the minimum amortization period established by the regulations and of the cash flow provided by the assets eligible for collateral for repayment of the debt.

Through Communique "A" 4268, the Argentine Central Bank approved a mechanism for financial institutions to provide funds in advance to settle principal installments on rediscounts received, according to the original schedule.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

As a result of this restructuring with the Argentine Central Bank, the Bank did not recognize any gain or loss in the transaction.

COMPENSATION TO FINANCIAL INSTITUTIONS

Section 7 of Decree No. 214/02, provides for the issuance of bonds payable with the funds of the Argentine Treasury to cover the imbalance generated in the financial system by the devaluation of the peso and the asymmetric pesification of assets and liabilities.

In June 2002, Sections 28 and 29 of Decree 905/02 established the method of calculating the amount of the compensation to financial institutions, so as to compensate them for:

a) the losses arising from the conversion into pesos of a large portion of their obligations at the exchange rate of Ps. 1.40 per US dollar, which is higher than the exchange rate of Ps.1 per US dollar applied for the conversion into pesos of certain receivables in foreign currency, by means of the delivery of a Compensatory Bond, in the form of National Government Bonds in pesos, due 2007.

b) the mismatching of their foreign currency positions after the mandatory conversion into pesos of a portion of their loan and deposit portfolios, by transforming the Compensatory Bond originally issued in pesos into a dollar-denominated bond and, if necessary, through the subscription of a dollar-denominated hedge bond (the "Hedge Bond"), in the form of dollar-denominated Boden 2012, accruing interest at Libor and falling due in 2012 ("BODEN 2012").

The Bank originally calculated a total compensation amount of US$ 2,254,027 in BODEN 2012 (face value). However, the Argentine Central Bank formulated observations on certain criteria and the computation of certain items that would modify the final amount of the compensation.

The Bank initially accepted and recorded part of the adjustments indicated by the Argentine Central Bank, while it analyzed and discussed the rest of the adjustments stated by the regulatory body. However, the Bank recorded provisions under other contingencies for the full amount under discussion. Lastly, in March 2005 after an in-depth analysis of the adjustments still required by the Argentine Central Bank and of the implications of the failure to determine the final amount of the compensation and when it would be granted, the Bank decided to accept as final the pending adjustments. Accordingly, the final amount of the compensation to be granted to the Bank, including the Hedge Bond, is US$2,178,030 in BODEN 2012 (face value). The difference arising from the adjustments claimed by the Argentine Central Bank and accepted by the Bank was offset against the provisions previously set up.

As of December 31, 2004, the amount of $ 4,732,288 for the compensation to be received from the National Government was recorded in Other receivables resulting from financial brokerage - In foreign currency - Compensation to be received from the National Government, while Ps. 601,264 recorded as of December 31, 2004 for the securities received for the compensation, has been neeted with transfers made to Galicia Uruguay, to settle debts (mainly deposits) and Ps. 374,792 of securities used in repo transactions. The net amount of the securities received for the compensation is recorded in government securities - in foreign currency - holding in investment accounts. The securities used in repo transaction have been recorded under Other receivables resulting from financial brokerage - In foreign currency - Forward purchases of securities under repo transactions and under Miscellaneous Receivables

The Bank will solicit an advance from the Argentine Central Bank for the subscription of the hedge bond, including the effect of Decree 2167/02, has been recorded under Other Liabilities for financial brokerage - In pesos - Advance for the acquisition of National Government Bonds in US dollars accruing interest at Libor and due 2012" for Ps. 1,673,147 which, including the CER

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

adjustment and accrued interest for Ps. 1,047,596, totaled Ps. 2,720,743. The conditions for financing the subscription of the Boden 2012 corresponding to the Hedge Bond have been specified in Section 29, subsection g of Decree 905/02, which contemplates the delivery by financial institutions of assets as collateral for at least 100% of the advance to be received.

At the date of these financial statements, the final settlement of the compensatory bonds requested by the Bank and verified in their determination by the Argentine Central Bank, as well as the final settlement of the advance for their acquisition of the Hedge Bond and the acceptance of the assets offered by the Bank as collateral for this advance were still pending.

BANCO GALICIA URUGUAY S.A. AND BANCO DE GALICIA (CAYMAN) LTD. (IN PROVISIONAL LIQUIDATION)

The financial crisis of late 2001 also affected the controlled companies Galicia Uruguay and Galicia Cayman.

As of December 2002, Galicia Uruguay restructured its deposits with a high degree of participation (79%) on the part of depositors and subsequently implemented two voluntary exchanges of restructured deposits, which allowed it to reduce its liabilities considerably.

In June 2004, after the total suspension of all of its activities after February 6, 2002, the Uruguayan authorities resolved to maintain the authorization to operate as a commercial bank granted by the Executive Branch of that country and withdraw the authorization to act as a commercial bank. The adoption of this resolution by the Central Bank of Uruguay will not affect the rights of depositors and holders of obligations arising under the restructuring plan approved in 2002, or those arising from successive debt swaps or swaps to be undertaken.

The Bank and Galicia Uruguay agreed to take the necessary steps to provide the latter with the necessary funds for it to be able to reimburse all its deposits with the prior authorization of the Argentine Central Bank, where applicable subject to the stabilization of the Bank's economic and financial condition and repayment of the assistance from the Argentine Central Bank, as provided for by clause No. 52 of Argentine Central Bank Resolution No. 281.

As of December 31, 2004, the principal balance of restructured obligations (time deposits and negotiable obligations) amounted to Ps. 1,239,343. The first two installments of negotiable obligations for September 2003 and 2004 have been paid.

At the beginning of 2002, the situation of Galicia Uruguay affected its subsidiary Galicia Cayman because one of Galicia Cayman's main assets was a deposit in Galicia Uruguay). Consequently, at the request of that subsidiary, on July 18, 2002 the authorities in the Cayman Islands appointed a provisional liquidator in order to reach a voluntary restructuring agreement between Galicia Cayman and its creditors, as an alternative to the Company's liquidation.

The restructuring plan, which had a high degree of participation (99,7%), will be in force until April 30, 2012 and is applicable and mandatory for all creditors. While this plan remains in effect, the Galicia Cayman's assets will be administered by the liquidators for the benefit of creditors.

The initial payment for the Cayman restructuring was made on August 8, 2003, the last installment falling due in September 2011. At the date of these financial statements, the first two installments for September 2003 and 2004 have been paid.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

For all periods presented, the financial statements have been consolidated on a line-by-line basis with the balances of Galicia Uruguay and Galicia Cayman and its subsidiaries.

After the end of the fiscal year ended 2004, Galicia Uruguay and Galicia Cayman offered to receive expressions of interest from holders, for the exchange and sale, respectively, of rescheduled deposits for cash and Boden 2012. This offer will expire on May 27, 2005. Furthermore, the Argentine Central Bank has authorized the transfer to Galicia Uruguay of the necessary bonds to settle the restructured debt exchange being carried out.

In view of this, the Bank ratified its intention to meet the commitments previously undertaken with its Uruguayan subsidiary, subject to the necessary authorizations.

LEGAL ACTIONS REQUESTING PROTECTION OF CONSTITUTIONAL GUARANTEES

National Executive Branch (PEN) Decree No. 1570/2001 and Law No. 25561 imposed restrictions on the withdrawals of funds from financial institutions. Subsequently, various regulations were issued rescheduling maturities of deposits with the financial system and establishing a new maturity scheme. Decree 214/02 established that all deposits denominated in US dollars or any other currency placed with the financial system were to be converted into pesos at a Ps. 1.40 = US$ 1 parity. These rules also established that financial institutions were to comply with their obligations by reimbursing pesos. The CER and a minimum interest rate have been applied to those deposits. On various occasions, the National Executive Branch has given accounts holders the option to exchange their deposits originally arranged in foreign currency for peso and US dollar-denominated government securities, payable by the National Government.

As of December 31, 2004, the principal of deposits for which the original maturity was rescheduled amounted to Ps.107,377.

As a result of the measures adopted by the Government and restructure foreign currency deposits, since December 2001, a significant number of complaints have been filed against the National State and/or financial institutions, challenging the emergency regulations, particularly Decree 214/02 and supplementary provisions, and requesting prompt payment of deposits in their original currency. As of December 31, 2004, the court orders received by the Bank mandating the reimbursement of deposits in foreign or Argentine currency at the free exchange rate amounted to Ps. 16,778 and US$ 585,544. In compliance with those court orders, the Bank has paid the amounts of Ps. 938,412 and US$ 123,013 in respect of reimbursement of deposits in pesos and foreign currency.

The emergency norms have been declared unconstitutional by most lower and upper courts. The difference between the amount paid as a result of the above-mentioned court orders and the amount resulting from converting deposits at Ps.1.40 per US dollar, adjusted by applying the CER and interest accrued at the settlement date, for Ps. 650,318 and Ps. 564,900 as of December 31, 2004 and at the end of the previous year, respectively, has been recognized in Intangible Assets, net of related amortization for Ps. 451,428 and Ps. 487,020 at those dates, as called for by Argentine Central Bank Communique "A" 3916.

The Bank has repeatedly reserved its right to claim compensation for the damage caused to it by the reimbursement of deposits in US dollars or their equivalent in pesos at the free exchange rate, decreed under precautionary measures or judgments issued by courts, and which have not been included by the Argentine Government in the calculation of the compensation to financial

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

Institutions. The method of accounting for that compensation as a deferred loss, envisaged by the Argentine Central Bank in the mentioned Communique "A" 3916, does not affect the legitimacy of the rights. The Bank has reserved its rights for such purposes.

On December 30, 2003, the Bank formally requested from the National Executive Branch, with a copy to the Ministry of Economy and the Argentine Central Bank, compensation for the damage suffered by the Bank as a result of the asymmetric pesification and, especially, that deriving from the negative effect on assets and liabilities caused by court decisions which, sustaining legal actions filed by depositors, ordered the Bank to reimburse deposits at a higher exchange rate than US$1=$1.40. The Bank has reserved the right to request further compensation for such other amounts as may be ordered to be paid upon final and conclusive judgments that permit the Bank to seek liquidated damages.

The Argentine Supreme Court of Justice ruled Province of San Luis v. Argentine Federal Government that article 2 of Decree No.214/02 was unconstitutional.

On October 26, 2004, the Argentine Supreme Court of Justice ruled "Bustos, Alberto et al v. National State, on legal action requesting protection of constitutional guarantees", admitting the declaration of national emergency established by Law 25561 and the constitutionality of article 2 of Decree 214/02, and overruling the decision that ordered the repayment of a US dollar-denominated deposit to a group of depositors. Notwithstanding the fact that under Argentine law the Supreme Court rulings are not mandatory for lower courts, this ruling is expected to set a precedent in similar cases to be heard by those courts.

At the date of these financial statements, the final outcome of these disputes cannot be foreseen. However, during recent months, the number of legal actions filed by depositors requesting reimbursement of deposits in their original currency decreased significantly, which has reduced the risk that this problem may be worsen in the future.

ISSUES PENDING RESOLUTION

The following are certain claims made by the Bank before the Argentine authorities and the Argentine Central Bank:

a) Compensation for application of the CER or the CVS

Law 25796 established compensation to financial institutions for the negative effects on their equity derived from the application of the CER to deposits originally denominated in foreign currency and converted into pesos, and from the application of the CVS to certain loans. This compensation will be paid through the delivery of certain Bonds.

On May 3, 2004, through Resolution 302/2004 the Ministry of Economy approved the calculation method to be used by the Finance Secretariat to determine the face value amount of the "National Government Bonds in pesos at variable rate due 2013 (Boden 2013)" to be delivered to financial institutions adhering to the Compensation Regime created by Law No. 25796. The above resolution and Argentine Central Bank Communique "A" 4136 have interpreted the compensation regime in such a way that, in the opinion of the Bank, is contrary to the provisions of Law No. 25796. For this reason, on May 6, 2004 the Bank made a submission to the National Executive Branch, the Ministry of Economy and the Argentine Central Bank, maintaining the claim made on December 30, 2003 and expanding on its justification. As the deadline granted by the Argentine Central Bank for adhering to the established compensation regime expired on May 18,

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

2004, on that date the Bank made a new submission to the Ministry of Economy and the Argentine Central Bank reiterating its right to be compensated for the negative effects on its equity derived from application of the CVS to certain assets converted into pesos and from the unequal application of the CER to certain liabilities, and challenging Ministry of Economy Resolution No. 302/2004 under the terms of Section 24 of Law 19549.

At the end of fiscal 2003, the Bank had recorded the estimated recoverable value of that compensation as provided for by regulations in force at that date. During 2004, due to lack of resolution on this issue, the above mentioned asset has been written off (see Note 38 "Prior Year Adjustments").

This accounting recognition does not affect the Bank's right to seek relief for all the losses derived from the unequal application of the CER to deposits originally denominated in foreign currency subsequently converted to pesos, and application of the CVS to certain receivables.

The Bank maintains its claims, on which no resolution has been issued so far.

b) Claims due to foreign exchange differences arising from the repayment of financial assistance during the exchange holidays that took place in January 2002

During December 2001, the Bank received financial allowance in pesos from the Argentine Central Bank to cover temporary lack of liquidity. These financial assistance was repaid applying resources in US dollars granted by the Bank Liquidity Fund (BLF) on January 2 and 4, 2002. On the date those funds were credited, the Argentine Central Bank declared an exchange holiday.

Before the markets were reopened, Law 25561 was enacted on January 6, 2002, which repealed the convertibility system and fixed the new exchange rate at Ps.
1.40 per US dollar. As a result of the mentioned rules, during the exchange holidays the Bank was unable to perform exchange operations. Accordingly, the funds in US dollars credited by the BLF on January 2 and 4 of 2002 had to remain in US dollars until the markets were reopened.

At the date markets were reopened, in view of the terms and conditions of the rules in force, the US dollar was sold at Ps. 1.40.

For this reason, when the Argentine Central Bank allocated US$ 410,000 for the Bank to repay the financial assistance provided to it, should have allocated US$ 410,000 at Ps. 1.40, that is, the amount of Ps. 574,000.

This has affected the guarantees of inviolability of private property and equality under the law. In view of the above, the return of the difference of Ps. 164,000 in constant values as of January 2002 to the Bank or the restoration of its equity for an equivalent amount should be considered. This right has not been given accounting recognition in these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and financial statement presentation conform to the rules of the Argentine Central Bank which prescribes the generally accepted accounting principles for all banks in Argentina (the "Argentine Banking GAAP") that differs in certain significant respects from generally accepted accounting principles of Argentina applicable to enterprises in general ("Argentine GAAP") (see note 40) and from generally accepted accounting principles in the United States of America ("US GAAP") (see note 27 and 41)

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

Certain required disclosure has not been presented herein since they are not material to the accompanying financial statements. In addition, certain presentations and disclosures, including the statements of cash flows, have been included in the accompanying financial statements to comply with the Securities and Exchange Commission's regulations for foreign registrants.

Certain reclassification of prior year information have been made to conform with current year presentation.

The following is a summary of significant policies followed by the Group in the preparation of the consolidated financial statements.

2.1 PRESENTATION OF FINANCIAL STATEMENTS IN CONSTANT ARGENTINE PESOS

Effective September 1, 1995, pursuant to Decree No. 316/95, the Bank discontinued its prior practice of adjusting the financial statements for inflation. Effective January 1, 2002, however, as a result of the application of Argentine Central Bank Communique "A" 3702, Resolution No. 415/02 of the CNV and Resolution No. 240/02 of the Argentine Federation of Professional Councils in Economic Sciencies "FACPCE", the Bank resumed the application of the adjustment for inflation. The adjustments resulting from the change in the purchasing power of the peso between January 1, 2002 and December 31, 2002 are stated in the currency value as of December 31, 2002.

In 2002, Argentina experienced a high rate of inflation. The wholesale Price Index (WPI) increased approximately 118.44% in 2002. Accordingly, the Bank's consolidated financial statements as of and for the year ended December 31, 2002 have been adjusted for inflation and restated in constant pesos as of December 31, 2002.

Primarily as a result of the stabilization of the WPI during the first half of 2003, the Argentine government published Decree No. 664/03 and the Argentine Central Bank issued Communique "A" 3821 dated April 8, 2003, which eliminated the requirement that financial statements be prepared in constant currency. These rules became effective for financial periods ending on or after March 1, 2003. Likewise, on April 8, 2003, the CNV issued resolution No. 441/03 discontinuing inflation accounting as of March 1, 2003. Between January 1, 2003 and February 28, 2003, the WPI increased approximately 0.87%.

2.2 FOREIGN CURRENCY

Foreign currency is stated at the U.S. dollar rate of exchange set by the Argentine Central Bank, prevailing at the close of operations on the last business day of each month.

Assets and liabilities valued in foreign currencies other than the US dollar will be converted into U.S. dollars using the year end exchange rates issued by the Argentine Central Bank's trading desk.

For financial reporting purposes, these assets and liabilities are then translated into pesos at the year end U.S. dollar to Argentine peso exchange rate.

2.3 GOVERNMENT AND CORPORATE SECURITIES

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

Government securities mainly represent obligations of the Argentine and U.S. governments. Corporate securities included in this caption consist of listed corporate equity securities and listed debt securities. Corporate equity and debt securities are considered as held for trading purposes.

Realized and unrealized gains and losses on sales and interest income on government and corporate securities are included as "Net Income from Government and Corporate Securities" in the accompanying statements of operations.

VALUATION OF GOVERNMENT SECURITIES UNDER ARGENTINE BANKING GAAP

The Argentine Central Bank established the categories in which banks classify Argentine government securities listed on local or foreign markets and the accounting valuation for the securities in each of these categories. The categories established by the Argentine Central Bank are the following:
"investment account" and "held for trading".

Trading securities are marked to market, and any difference between book value and their market price is recognized as a gain or loss in the income statement.

Through Communique "A" 3278, the Argentine Central Bank established that, effective June 1, 2001, the holdings incorporated as investment securities had to be valued at their acquisition cost increased by accruing their internal rate of return over the period elapsed since the date of inclusion of the securities in the investment account category. If the aforementioned carrying value of the security at the last day of each month is greater than the market value plus 20%, then the value of the security must be written down to the market value plus 20%.

These holdings include BODEN 2012, received within the framework of Sections 28 and 29 of Decree 905/02 (see note 1) recorded at their cost plus accrued interest. The treatment of the difference exceeding 20% between the market value and the carrying value mentioned above does not apply to these securities. While this valuation criterion is followed, no cash dividends may be distributed, except for the amount of profits in excess of the difference between the carrying value and the market value of these securities. If the position of these securities and the balances receivable not used as collateral for the subscription of the Hedge Bond which were included in "Other receivables resulting from financial brokerage" had been stated at market value, a decrease of Ps. 617,764 and Ps.1,648,530 would have been recorded in the shareholders' equity at December 31, 2004 and 2003 respectively.

The securities BODEN 2005, 2007 and 2013 are considered trading securities and they have been recorded at market value.

Effective January 7, 2003, Argentine Central Bank Communique "A" 3857 restricted the possibility of classifying securities as holdings in investment accounts, to those existing in the Bank's portfolio as of December 31, 2002.

Unlisted government securities are valued at cost plus income accrued up to the end of the year, where applicable. The secured bonds in pesos have been valued in accordance with Communique "A" 3911 and supplementary rules, as mentioned in this Note, under section "National secured loans and provincial secured bonds". A portion of the holdings of these bonds is used as collateral for financial assistance from the Argentine Central Bank and will be used as collateral of the Hedge Bond.

UNPAID AND PAST DUE US DOLLAR EXTERNAL NOTES

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

In order to meet its fiscal obligations under adverse domestic and international capital market conditions, in May 2001 the Argentine Government issued a bond named the "Patriotico" bond or External Notes, for a face value of US$ 1,000 million subsequently issued to finance Treasury Bills which fell due between July and December 2001.

Subsequently, External Notes, defaulted as other Argentine Government foreign debt.Therefore External Notes are eligible debt to be swap in the Argentine Government restructuring.

In January 2005, the Bank accepted the foreign debt swap offered by the Argentine Government. The offer enables the Bank to receive new instruments for an original principal amount equal to 33.7% of the eligible debt, which is equal to the unamortized principal at December 31, 2001, plus past due and unpaid interest at that date.

Pursuant to Comunique "A" 4084, the Bank valued the External Notes at the present value of the cash flow of the BOGAR reduced by the accrued interest after December 31, 2001.

The face value External Notes to be exchanged for "Discount Bonds in Pesos" and "GDP-linked marketable securities" issued under the conditions established by the Argentine debt restructuring amounted to US$280,471.

In order to reduce the effect on banks balance sheets of participating in the exchange offer, through Communique "A" 4270, the Argentine Central Bank allowed the aforementioned "Peso-denominated Discount Bonds" and the "GDP-Linked Units" to be recorded at the lowest of : (i) the carrying amount of the old debt in accordance with the prevailing valuation rules Communiques "A" 4084 or (ii) the total future nominal cash payments up to maturity specified by the terms of the new securities. This valuation will be reduced in the amount of the perceived service payments and accrued interest shall not be recognized.

NATIONAL SECURED LOANS AND PROVINCIAL SECURED BONDS

Within the framework of decree 1387/01, the Bank has participated in the exchange of Argentine public debt securities and loans under the Promissory Note/Bond program for new loans called Secured Loans. As established by article 20 of the above mentioned decree, the conversion was made at the face value, at a rate of exchange of Ps. 1=US$ 1 and in the same currency as that of the converted obligation.

Had the position of government securities classified in investment accounts and presented for their exchange been valued under Argentine GAAP, shareholders' equity would have decreased by Ps. 446,688 at the exchange date (November 6, 2001).

The Bank also participated in the restructuring of the provincial government debt. Decree No. 1579/02 established a voluntary provincial government debt exchange for bonds ("BOGAR") or loans (Promissory Notes) issued by the Fiduciary Fund for the Provincial Development (FFDP) and secured by the tax revenue the National Government shares with the provinces, for a term of 16 years and will be amortized in 156 consecutive installments from March 4, 2005 at a fixed 2% annual interest rate, adjusted by applying the CER. Such Decree also considered the financial assistance granted to the Argentine provinces through loans to the FFDP to be eligible for the exchange. This portfolio was not eligible under Decree No. 1387/01 which had established the first exchange of government debt for secured loans that took place in November 2001.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

As provided in Section 3, subsection. k) of that Decree, the Bank had opted to exchange the BOGAR to be received under the exchange for Promissory Notes. Considering that this option will not be exercised in the near future, these debt instruments have been disclosed in these financial statements under Unlisted Government Securities at December 31,2004 and 2003.

Under Argentine Central Bank rules, secured loans, government securities not subject to the minimum capital requirement to cover market risk (mainly government securities not listed on stock exchanges), promissory notes and secured bonds (Boden) issued by the FFDP for Provincial Development and other financing to the public sector held in financial institutions' portfolios at that date or that are added to it in the future, must be carried at the lower of their "present value" and "technical value". The "present value" is defined as the net present value of a cash flow structure, determined under contractual conditions, and discounted at the rate set by the Argentine Central Bank of 3% for the March-December 2003 period, 3.25% for the January-June 2004 period, then increased monthly by 0.04 in the July- October 2004 period, by 0.05% in November 2004 and by 0.04% in December 2004, a rate of 3.50% having been applied to the latter month. The "technical value" is the CER-adjusted principal amount of each instrument under contractual conditions.

If the difference between the value arising as described in the preceding paragraph (the lower of present value or technical value), and the theoretical value (balances as of December 31, 2004, which include principal amounts net of amortization, adjusted by applying the CER, where applicable, net of the adjustment account mentioned above) is positive, it is reflected in an asset adjustment account and, if negative, a loss should be recognized.

The Bank had charged Ps. 87,334 to results as of December 31, 2004 for this item. In the previous year, application of this criterion led to the recognition a loss of a Ps. 132,286 loss considering the adjustment to prior year results.

The assets to be used as collateral for the advance to be granted by the Argentine Central Bank for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree 905/02, ratified by Section 71 of Law 25827, have been recorded at the value allowed for purposes of the creation of guarantees, as called for by Communique "A" 3911 and supplementary rules. The figures for the previous year have been modified for comparison purposes according to this criterion.( See note 38)

The negotiable obligations issued by Galicia Uruguay have been valued at their face value, plus accrued interest at period/year end.

The Bank's subordinated Negotiable Obligations due in 2019 have been added to the Company's assets at 73% of their dollar-denominated face value, as resolved by the Extraordinary Meeting of Shareholders held on January 2, 2004.

As of December 31, 2004, the Subordinated Negotiable Obligations due in 2019 have been valued on the basis of: (i) the original measurement of the asset,
(ii) the portion accrued on any difference between this measurement and the amount receivable upon maturity, calculated exponentially at the internal rate of return determined at the time of and on the basis of the initial measurement, under the conditions previously agreed, and (iii) net of collections made.

2.4 LOANS TO THE NON-FINANCIAL PRIVATE SECTOR

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

On July 25, 2003, through Communique "A" 3987, the Argentine Central Bank authorized financial institutions to grant loans adjustable by CER, for the purpose of increasing peso-denominated loan origination, both medium-and-long term.

The Argentine Congress enacted Law No. 25,796, which was sent to the National Executive Branch for its promulgation. This Law amends Law No. 25,713, establishing the application of the CVS for the index-adjustment of loans subject to this coefficient until March 31, 2004. As from April 1, 2004 no further adjustment index will be applied to financing previously subject to CVS adjustment.

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

As indicated in Note 1, for lending and borrowing transactions originally carried out in foreign currency and converted into pesos, the adjustment from the application of the CER or the CVS was accrued at year end, where applicable.

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

The Bank has been in process to restructure its loan protfolio for last three years. As of December 31, 2004 this process is in its final stage.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

The Group has certain contingent liabilities with respect to existing or potencial claims, lawsuits and other proceedings, including those involving labor and other matters.The Group accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Group's estimates of the outcomes of theses matters and the Group's lawyers' experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Group's future results of operations and financial condition or liquidity.

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

2.8 FIXED ASSETS AND MISCELLANEOUS ASSETS

Fixed assets and miscellaneous assets are valued at cost adjusted for inflation, less accumulated depreciation.

Accumulated depreciation is computed, where appropriate, under the straight-line method at rates over the estimated useful lives of the assets, which generally are estimated to be 50 years for properties, 10 years for furniture and fixtures and 5 years for others. Leasehold improvements are depreciated using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective fixed assets. When

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or los is reflected in the consolidated statement of operations.

2.9 INTANGIBLE ASSETS

Intangible assets are valued at cost adjusted for inflation ( as described in note 2.1)and are amortized on a straight-line basis over 120 months for goodwill and over a range of 60 months for organization and development costs. Under Argentine Banking GAAP, goodwill is no longer recognized as an asset when it is estimated that amounts of future income will not be sufficient to absorb the amortization of goodwill or when there are other reasons to presume that the amount of an investment that has been made will not be recovered in full.

Effective March 2003, Argentine Central Bank Communique "A" 3916 established that the difference resulting from compliance with court decisions in connection with "amparo claims", should also be recorded under this caption, the amortization of which should take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003 (See Note 1).

2.10 SHAREHOLDERS' EQUITY

Shareholders' Equity accounts have been adjusted for inflation following the procedure described in note 2.1, except for "Capital Stock" and "Paid in Capital" accounts, which have been stated at their original values. The adjustment stemming from the restatement of these accounts was allocated to the "Inflation adjustments to capital stock and paid in capital" account.

Income and expense accounts have been restated.

Monetary results of exposure to inflation were determined as follows:

a. "Monetary result of financial brokerage" includes the result of exposure to inflation generated by assets and liabilities related to the usual period of finance intermediation activity between the supply and demand of financial resources.

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

      The income statement and statement of changes in shareholders' equity have been disclosed in accordance with Communique "A" 3800 of the Argentine Central Bank.The Bank absorbed the loss for the fiscal year 2002, up to the limit of the balances of the retained earnings and the unrealized valuation difference arising from the net foreign currency position accounts.

2.11 PRESUMPTIVE MINIMUM INCOME TAX AND INCOME TAX

Effective 1998 and for a ten year period, a presumptive minimum income tax
(PMIT) was established as a complementary component of income tax obligation. PMIT is a minimum taxation, which assesses at the tax rate of 1% of certain assets. Ultimately, the tax obligation will be the highest of PMIT and income tax. For financial entities, the taxable basis is 20% of their

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

computable assets. If in a fiscal year, the PMIT obligation exceeds the income tax liability, the surplus will be available as a credit against future income tax.

The Bank has recognized the tax on minimum notional income accrued in the current year and paid in prior years as a credit, because it expects to be able to compute it as a payment on account of income tax in future years.

Futhermore, during 2004 and 2003, the Bank incurred in tax losses. Therefore, the Bank was required to pay PMIT.

Recognition of this payment on the Bank's account and its recoverability arises from the ability to generate sufficient taxable income in future years. Based on projections prepared in conformity with the provisions of Argentine Central Bank Communique "A" 4111 and supplementary rules, the Group recorded an asset related to the PMIT amounting to 138,010.

      Below is a detail of the Bank's tax credits and their probable offsetting date:

Tax credit   Date of generation   Probable offsetting date
  11,702            2001                   2010
  38,765            2002                   2010
  40,146            2003                2010/2011
  25,299            2004                   2011

In addition, as of December 31, 2004, Tarjetas Regionales S.A. records an assets for PMIT for Ps. 20,020, while as of December 31, 2003 it amounted to Ps. 12,561.

Beginning in fiscal year 2003, Grupo Galicia and its non-bank subsidiaries adopted the deferred tax method.

2.12 STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows were prepared using the measurement methods prescribed by the Argentine Central Bank, but in accordance with the presentation requirements of Statement of Financial Accounting Standards No. 95:
Statement of Cash Flows ("SFAS No. 95"). SFAS 95 establishes specific presentation requirements and additional disclosures but does not provide guidance with respect to the inflation adjustment of financial statements. The effect of inflation restatements and foreign exchange gains and losses on cash flows related to financing and operating activities has been included in the line items "Monetary Loss" and "Unrealized foreign exchange gain/ (loss)", respectively, and the effect of inflation on cash balances has been included in a separate line item after cash flows from investing activities.

3. RESTRICTED ASSETS

In accordance with Argentine Central Bank regulations, the Bank is required to maintain average monthly assets. Those assets computable for compliance with minimun cash requirements are cash and Argentine Central Bank accounts.

The required daily averages calculated on a monthly basis for the month ending on each balance sheet date were as follows:

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

                                                     DECEMBER 31,
                                         ------------------------------------
                                               2004               2003
                                         -----------------  -----------------
Peso balances..........................  Ps.       738,056  Ps.       445,143
Foreign currency balances..............            367,582            319,192

Certain of the Group's other assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

                                                                                   DECEMBER 31,
                                                                       ----------------------------------
                                                                             2004              2003
                                                                       -----------------  ---------------
Funds and securities pledged under various arrangements..............  Ps.       190,681  Ps.     295,814
Share on equity investments (*)  ....................................             24,094           51,554
Deposits in the Argentine Central Bank, frozen under Argentine
Central Bank regulations.............................................              2,018            4,277
Loans granted as collateral..........................................          5,890,424        5,848,789
Loans pledged and Real property as collateral-Banco Galicia Uruguay
S.A.(**).............................................................            607,274          821,777
                                                                       -----------------  ---------------
Total................................................................  Ps.     6,714,491  Ps.   7,022,211
                                                                       =================  ===============

(*) Shares the transferability of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of certain concession contracts signed.

(**) At the request of creditors of Galicia Uruguay, a restraining order has been issued enjoining this entity from disposing of its real property. Under a security interest agreement signed on July 24, 2003 and registered with the Registry of Movable Property - Pledge Division - Montevideo - Uruguay, on August 5, 2003, the rights to collect debts from all debtors have been pledged as collateral in favor of the holders of transferable time deposit certificates and/or negotiable obligations issued in compliance with the debtor restructuring plan approved. All of the Banco Galicia Cayman Limited's (in provisional liquidation) assets will be administred by the liquidators for the benefit of creditors until the restructuring plan is complete.

The Bank has granted a senior pledge on all its shares in Correo Argentino S.A., in favour of the International Finance Corporation (the "IFC"), the Inter-American Development Bank (the "IDB") and a syndicate of local finance institutions, as collateral for financing granted to that company. The Argentine Central Bank through Resolution No. 408 dated September 9, 1999 authorized this transaction. Under the sponsorship contract, the Bank is liable for 14,53% of the financial debt held by Correo Argentino S.A. with its financial creditors, in the event of an early termination of the concession for any reason or title, including bankruptcy.

On November 19, 2003, the national government rescinded the concession contract awarded to Correo Argentino S.A.. On December 16, 2003, this company was declared bankrupt. This was not a final judgment, so it has been appealed. On October 27, 2004, the appeals Court sustained the claim filed by the Correo Argentino S.A., leaving without effect the declaration of bankruptcy and converting the proceeding into a Cram down process, pursuant to Section 48 of the Insolvency and Bankruptcy Law.

The Bank has made a provision for the amount it estimates it will be required to pay for this contingency.

On March 25, 2004, the guarantee for Ps. 7,265 provided in favour of the national government as security for compliance with the concession of Correo Argentino S.A. was called. The related claim was proved as a possible claim in the reorganization proceedings involving Correo

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

Argentino S.A. The claim had been fully covered by an allowance. The Bank paid the guarantee under the conditions established by the National Communications Commission. Notice of this payment was given in the Correo Argentino S.A. reorganization proceedings.

Both the investment and the receivables have been written off from assets.

The Bank, as a shareholder of Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., together with the other shareholders has committed to provide financial support to these companies if they are unable to fulfill the commitments they have undertaken with international creditors.

The Inter-American Development Bank ("IDB") requested that the shareholders of Aguas Argentinas S.A. and Aguas Provinciales de Santa Fe S.A. grant loans to those companies. In February 2003 and July 2004, assistance was granted to Aguas Argentinas S.A. in the amount of US$ 598 and US$ 6,300, respectively. On November 5, 2003 a loan equivalent to US$ 329 was granted to Aguas Provinciales de Santa Fe S.A., under the terms of the contract signed with the IFC.

Since November 2004, the Bank has been negotiating a contribution of funds in Aguas Provinciales de Santa Fe S.A. with the IDB and the International Finance Corporation ("IFC"), within the framework of the commitments undertaken as a shareholder.

Furthermore, in the event of an early termination of the concession contracts, under the terms thereof, the Bank and the other shareholders have guaranteed the IDB, European Investment Bank and the IFC the pro rata collection of the financial assistance due from Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., as the case may be.

These guarantees have been recognized under Memorandum Accounts - Credit - Contingencies.

On the basis of information as of at December 31, 2004, the Bank has recognized a reserve for the amount it estimates it will have to pay for these contingencies.

At the date these financial statements were prepared, Aguas Argentinas S.A. was still carrying out negotiations in relation to its activities with the Argentine Government. It is not possible to estimate the future development of those negotiations and the consequent effects on the Bank, although this matter is being regularly followed studied and analyzed by management of the Bank.

In addition, as of December 31, 2004 the Bank recorded Ps. 208,921 for Direct Obligations to cover the commitments undertaken under the contracts for the transfer and/or sale of portfolio signed with Galicia Creditos Hipotecarios Financial Trust and Citibank NA, Buenos Aires Branch. Under the terms of those contracts, in the event of default the Bank undertakes to repurchase and/or replace the loans transferred with other loans of similar characteristics.

4. INTEREST-BEARING DEPOSITS WITH OTHER BANKS

At December 31, 2004 and 2003, the overnight foreign bank interest-bearing deposits included in loans amounting to Ps.379,192 and Ps.172,360, respectively.

5. GOVERNMENT AND CORPORATE SECURITIES

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

The government and corporate securities classification set forth below was determined in accordance with Argentine Banking GAAP.

Government and corporate securities consist of the following at the respective balance sheet dates:

                                                                         DECEMBER 31,
                                                                 ---------------------------
                                                                     2004           2003
                                                                -------------  -------------
Government Securities
Quoted:
Carried at market value
Held for trading purposes:
     Government Bonds........................................   Ps.    31,488  Ps.    15,030
     Argentine Treasury Bonds................................           5,268          2,355
     Others..................................................             349          1,325
     Less: Provision for devaluation.........................            (346)          (341)
                                                                -------------  -------------
Total trading securities.....................................   Ps.    36,759  Ps.    18,369
                                                                -------------  -------------
Carried at amortized cost
Held for investment purposes
     Government Bonds (Boden 2012)...........................         601,264      1,609,982
                                                                -------------  -------------
Total investment securities..................................   Ps.   601,264  Ps. 1,609,982
                                                                -------------  -------------

Securities issued by the Argentine Central Bank..............
     Lebac quoted............................................         456,359        309,201
     Lebac unquoted..........................................          52,185              -
                                                                -------------  -------------
Total  Securities issued by the Argentine Central Bank.......   Ps.   508,544  Ps.   309,201
                                                                -------------  -------------

Unquoted
     Fiscal Credit Certificate (*) ..........................          78,232         78,575
     Government Bonds........................................       3,543,751      3,550,023
     Argentine Treasury Bonds................................         749,729        840,228
     Others..................................................               4            703
     Less: Provision for devaluation.........................            (272)             -
                                                                -------------  -------------
Total                                                               4,371,444      4,469,529
                                                                =============  =============
Unlisted securities..........................................
Total government securities..................................   Ps. 5,518,011  Ps. 6,407,081
                                                                =============  =============
Corporate Securities
     Negotiable obligations (Listed).........................          16,086          2,950
     Less: Provision for devaluation ........................               -         (1,766)
                                                                -------------  -------------
Total corporate securities...................................   Ps.    16,086  Ps.     1,184
                                                                =============  =============
Total government and corporate securities....................   Ps. 5,534,097  Ps. 6,408,265
                                                                =============  =============

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

      Notes - endorsed promissory notes, discounted and purchased bills and factored loans.

      Mortgage loans - loans to purchase or improve real estate and collateralized by such real estate or commercial loans secured by real estate.

      Pledge loans - loans where collateral is pledged as an integral part of the loan document.

      Credit card loans - loans to credit card holders.

      Consumer loans - loans to individuals.

      Others - includes mainly short-term placements in foreign banks.

Under Argentine Banking GAAP, the Group must disclose the breakdown of the loan portfolio by non-financial public sector, financial sector and non-financial private sector and residents abroad. Additionally, the type of guarantee on non-financial private sector loans, which corresponds to the type of collateral, pledged on the loans (preferred guarantees relate to a recorded right of first lien), is also required to be disclosed. The classification of the loan portfolio in this regard was as follows:

                                                                  DECEMBER 31,
                                                          -----------------------------
                                                              2004            2003
                                                          ------------    -------------
Non-financial public sector.............................  Ps. 4,558,873   Ps. 4,323,279
Financial sector (Argentine) ...........................        150,530         194,692
Non-financial private sector and residents abroad             4,361,393       4,165,829
    - With preferred guarantees.........................      1,190,024       1,228,811
    - With oher guarantees..............................        601,513         697,781
    - Unsecured.........................................      2,569,856       2,239,237
                                                          -------------   -------------
                                                              9,070,796       8,683,800
                                                          -------------   -------------
Allowance for loan losses (See Note 7)..................       (632,619)     (1,177,315)
                                                          -------------   -------------
Total...................................................  Ps. 8,438,177   Ps. 7,506,485
                                                          =============   =============

The Bank also records its loan portfolio by industry segment. The following industry segments comprised the most significant loan concentrations at December 31, 2004 and 2003, respectively:

                                                          DECEMBER 31,
                                                          -------------
                                                           2004    2003
                                                          -----   -----
Financial services industry........                        5,87%   4,12%
Public sector......................                       50,26%  49,79%
Agriculture and livestock..........                        5,72%   4,49%
Consumer...........................                       15,82%  14,49%

The Bank granted loans to the Bank's related parties including related officers and consolidated companies. Total loans outstanding at December 31, 2004 and 2003, amounted Ps.44,329 and Ps. 90,967 respectively, and the change from December 31, 2003 to December 31, 2004 reflects payments amounting to Ps.43,041 and advances for Ps. 4,564. Furthermore, there were CER adjustments and foreign exchange differences of Ps. 8,161 on the above-mentioned portfolio between those dates.

On July 18, 2003, the Group granted Banco de Galicia (Cayman) Limited a loan for US$1,200.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

Such loans were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and, in management's opinion, such loans represent normal credit risk.

7.ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses for the fiscal years ended December 31, 2004, 2003 and 2002, was as follows:

                                                                                   DECEMBER 31,
                                                                   -------------------------------------------
                                                                       2004            2003           2002
                                                                   ------------    ------------   ------------
Balance at beginning of year...................................    Ps. 1,177,315   Ps.  1,681,836  Ps. 1,050,283

Provision charged to income....................................          179,335          217,057      1,599,518

Prior allowances reverse ......................................         (210,284)        (402,049)             -

Inflation and foreign exchange effect and other adjustments....            7,580          (52,230)      (662,263)

Loans charged off..............................................         (521,327)        (267,299)      (305,702)

Balance at end of year.........................................    Ps.   632,619   Ps.  1,177,315  Ps. 1,681,836

The inflation effect represents the monetary gain from incurring in an allowance for loan losses restated in constant pesos of February 28, 2003.

Certain loans, principally small loans, are charged directly to income and are not reflected in the activity in the allowance for loan losses. The "Loan loss provision" in the accompanying statements of operations includes:

                                                                               DECEMBER 31,
                                                                   --------------------------------------
                                                                      2004         2003          2002
                                                                   -----------  -----------  -------------
Provisions charged to income.................                      Ps. 179,335  Ps. 217,057  Ps. 1,599,518

Direct charge-offs...........................                            8,951       14,020         16,123

Other receivables losses.....................                              993       52,913         30,249

Financial leases.............................                              953        2,438          2,686
                                                                   -----------  -----------  -------------
                                                                   Ps. 190,232  Ps. 286,428  Ps. 1,648,576
                                                                   ===========  ===========  =============

Prior year allowances that have been reversed in 2004 and 2003 in the amount of Ps. 210,284 and 402,049 are included under the caption "Miscellaneous Income" in the accompanying income statement.

The Bank has entered into certain troubled debt restructuring agreements with customers. The Bank eliminates any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses. Loans

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

under such agreements amounted to Ps. 231,855 , Ps. 92,148 and Ps.44,862 at December 31, 2004, 2003 and 2002, respectively.

8. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE

The composition of other receivables from financial brokerage, by type of guarantee, is as follows:

                                                                 DECEMBER 31,
                                                        -----------------------------
                                                            2004            2003
                                                        -------------   -------------
Preferred guarantees, including deposits with
The Argentine Central Bank..........................    Ps.    91,735   Ps.    72,847
Other guarantees....................................            1,009           2,423
Unsecured (1) (2) ..................................        6,632,655       6,121,442
Less:  Allowance for doubtful accounts..............          (27,711)       (102,008)
                                                        -------------   -------------
                                                        Ps. 6,697,688   Ps. 6,094,704
                                                        =============   =============

(1)   Includes Ps. 4,732,288 and Ps. 4,629,595 as of December 31, 2004 and 2003,
      respectively, of "Compensation to be received from the National
      Government".

(2)   Includes Ps. 326,455 of reverse repos of Boden 2012.

As of December 31, 2004 and 2003 the Company did not have any outstanding forward contracts.

The breakdown of the caption "other" included in the balance sheet was as follows:

                                                               DECEMBER 31,
                                                        ---------------------------
                                                            2004           2003
                                                       -------------  -------------
Mutual funds.........................................  Ps.    35,108  Ps.    24,052
Galtrust I ..........................................        665,102        646,143
Other financial trust participation certificates.....        492,434        430,703
Accrued commissions..................................         14,411         12,441
Others...............................................        317,538        280,002
                                                       -------------  -------------
                                                       Ps. 1,524,593  Ps. 1,393,341
                                                       =============  =============

9. EQUITY INVESTMENTS IN OTHER COMPANIES

The Bank accounted for its investment in Banelco S.A under the equity method. The remaining investments have been accounted for under the cost plus dividend method.

Equity investments in other companies held by the Bank consisted of the following at the respective balance sheet dates:

                                                                                    DECEMBER 31,
                                                                             ------------------------
                                                                                 2004         2003
                                                                             -----------   ----------
IN FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED
ACTIVITIES
Banelco S.A...............................................................   Ps.   4,972   Ps.  5,605
Visa Argentina S.A........................................................           951          951
Mercado de Valores de Buenos Aires S.A....................................         6,920        6,186

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

Banco Latinoamericano de Exportaciones S.A................................         1,542         1,542
Other.....................................................................         2,255         2,260
                                                                             -----------   -----------
TOTAL FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND
AUTHORIZED ACTIVITIES.....................................................   Ps.  16,640   Ps.  16,544
                                                                             -----------   -----------

IN NON-FINANCIAL INSTITUTIONS
Aguas Argentinas S.A......................................................   Ps.  23,370   Ps.  23,370
Inversora Diamante S.A....................................................        12,944        12,944
Inversora Nihuiles S.A....................................................        15,750        15,750
Electrigal S.A............................................................         5,455         5,455
Aguas Provinciales de Santa Fe S.A........................................        10,771        10,771
A.E.C. S.A................................................................         6,139         6,139
Aguas Cordobesas S.A......................................................         8,911         8,911
Correo Argentino S.A......................................................             -        27,460
Caminos de la Sierra S.A..................................................             -         4,428
Tradecom International N.V................................................         8,040         9,798
Other.....................................................................         3,723         3,355
                                                                             -----------   -----------
TOTAL IN NON-FINANCIAL INSTITUTIONS.......................................   Ps.  95,103   Ps. 128,381
                                                                             -----------   -----------
ALLOWANCES................................................................   Ps. (28,924)  Ps. (57,858)
                                                                             -----------   -----------
TOTAL EQUITY INVESTMENTS IN OTHER COMPANIES...............................   Ps.  82,819   Ps.  87,067
                                                                             ===========   ===========

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

10. FIXED ASSETS AND INTANGIBLE ASSETS

The major categories of Grupo Galicia's premises and equipment and accumulated depreciation, as of December 31, 2004 and 2003 were as follows:

                                            DECEMBER 31,
                                     -------------------------
                                         2004         2003
                                     -----------   -----------
Land and buildings.............      Ps. 553,384   Ps. 551,755
Furniture and fixtures.........          127,135       125,518
Machinery and equipment........          198,091       195,029
Vehicles.......................              407           440
Others.........................            6,050         6,186
Accumulated depreciation.......         (395,885)     (361,396)
                                     -----------   -----------
                                     Ps. 489,182   Ps. 517,532
                                     ===========   ===========

Depreciation expenses of the years ended December 31, 2004, 2003 and 2002, was Ps.38,091, Ps. 50,542 and Ps. 63,357, respectively.

The major categories of intangible assets as of December 31, 2004 and 2003 were as follows:

                                                                                        DECEMBER 31,
                                                                                   -----------------------
                                                                                      2004         2003
                                                                                   ----------   ----------
Goodwill, net of accumulated amortization of Ps. 154,214 and Ps.135,718,
respectively..................................................................     Ps. 115,080  Ps. 139,681
Organization and development expenses, net of accumulated amortization
of Ps.239,402 and Ps.198,267 respectively.....................................          71,496      100,356
Legal actions related to the payment of deposits ("amparo claims"), net of accumulated amortization of Ps.198,890 and Ps. 77,880 respectively (see
Note 2.9).....................................................................         451,428      487,020
                                                                                   -----------  -----------
                                                                                   Ps. 638,004  Ps. 727,057
                                                                                   ===========  ===========

Total amortization expenses of the years ended December 31, 2004, 2003 and 2002, was Ps.193,744, Ps.163,390 and Ps.168,622, respectively.

Organization and development expenses included software and the related implementation services purchased from third parties, with a net book value of Ps. 63,309 and Ps.86,055 at December 31, 2004 and 2003, respectively.

The table below shows the components of goodwill by type of activity for the periods presented.

                                                DECEMBER 31,
                                          -----------------------
                                             2004         2003
                                          ----------   -----------
Investment............................    Ps.   5,096  Ps.   9,153
Banking...............................         70,731       81,740
Regional Credit Card companies........         39,253       48,788
                                          -----------  -----------
                                          Ps. 115,080  Ps. 139,681
                                          ===========  ===========

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

11. MISCELLANEOUS ASSETS

Miscellaneous assets consisted of the following as of December 31, 2004 and 2003:

                                                   DECEMBER 31,
                                              -----------------------
                                                 2004         2003
                                              ----------   ----------
Construction in progress..................    Ps.  77,088  Ps.  66,831
Deposits on fixed asset purchases.........          3,153        1,284
Stationery and supplies...................          2,654        2,254
Real estate held for sale.................         12,835       28,493
Assets acquired through foreclosures......          5,020            -
Others....................................         59,283       59,236
                                              Ps. 160,033  Ps. 158,098

12. OTHER ALLOWANCES AND RESERVES

Allowances on other assets and reserves for contingencies were as follows:

                                                                                             DECEMBER 31,
                                                                                       ------------------------
                                                                                          2004          2003
                                                                                       ----------    ----------
Allowances against asset accounts:
     Government and Corporate securities............................................   Ps.     618    Ps.  2,107
     Other receivables resulting from financial brokerage, for collection risk (a)..        27,711       102,008
     Assets under financial leases (a)..............................................         2,493         4,806
     Equity investments in other companies (b)......................................        28,924        57,858
     Miscellaneous receivables, for collection risk (a).............................        36,911        54,277

Reserves for contingencies:
     For severance payments (c).....................................................         2,551         1,413
     Litigations (d)................................................................        27,230        19,329
     Related to commitments undertaken with public services companies (e)...........        83,909        92,000
     Claims related to pesification disputes and other contingencies (f)............       375,442       209,611
     Sundry liabilities arising from credit card activities (g).....................         8,543        20,542
     Other commitments (h)..........................................................        20,131        46,066
                                                                                       -----------   -----------
     Total reserves for contingencies...............................................   Ps. 517,806   Ps. 388,961
                                                                                       ===========   ===========

(a) Based upon an assessment of debtors' performance, economic and financial situation and the guarantees collateralizing their respective transactions.

(b) Includes the estimated losses due to the excess of the cost plus dividend method over the equity method in non-majority owned equity investments.

(c) Estimated amounts payable under labor lawsuits filed against the Bank by former employees.

(d) Litigation arising from different types of claims from customers (e.g., claims for thefts from safe deposit boxes, the cashing of checks that have been fraudulently altered, discrepancies in deposits and payments services that the Bank renders, etc).

(e) See note 3 - Restricted Assets.

(f) Includes allowances for Ps.230,944 and 180,000 as of December 2004 and 2003 respectively, to cover the probable effect of an unfavorable resolution of matters challenged by the Argentine Central Bank related to the amounts due for Compensatory and Hedge Bonds. In April 2005, the

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

Bank settleted the total amount of the bonds to be received of Compensation and Hedge Bond for US$ 2,178,030.

(g) Reserves for rewards to be given under a credit card reward program, for a guarantee of credit card receivables and for the estimated liability for the insurance of the payment of credit card balances in the event of the death of the credit card holder.

(h) Represents contingent commitments in connection with customers classified in categories other than the "normal" categories under Argentine Banking GAAP.

13. OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE- ARGENTINE CENTRAL BANK

The Bank borrows funds under various credit facilities obtained from the Argentine Central Bank for specific purposes as follows:

                                                                                                DECEMBER 31,
                                                                                        ---------------------------
                                                                                            2004           2003
                                                                                       -------------  -------------
DESCRIPTION
Contractual Long-term liabilities:
     Advance for the acquisition of national government bonds in U.S. Dollars (*)...   Ps. 2,571,125  Ps. 2,442,849
     Argentine Central Bank's financial assistance (*)..............................       5,321,697      5,579,978
                                                                                       -------------  -------------
Total long-term liabilities.........................................................   Ps. 7,892,822  Ps. 8,022,827
Contractual Short-term liabilities:
     Other Central Bank Obligations.................................................             986            777
                                                                                       -------------  -------------
Total short-term liabilities........................................................   Ps.       986  Ps.       777
                                                                                       -------------  -------------
Accrued interest(**)................................................................         165,742        109,298
                                                                                       -------------  -------------
                                                                                       Ps. 8,059,550  Ps. 8,132,902
                                                                                       =============  =============

(*) See Note 1 "Treatment of extraordinary assistance to financial institutions by the Argentine Central Bank"

(**) Advance for the purchase of the hedge bond accrued interest was Ps.149,618 and Ps.93,297 at December 31, 2004 and 2003, respectively. The maturity of this advance will be determined when the Hedge Bond is received.

As of December 31, 2004, maturities of the Argentine Central Bank's liquidity loans for each of the following five fiscal years and thereafter are as follows:

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

2005..............................................................        339,991
2006..............................................................        383,122
2007..............................................................        431,718
2008..............................................................        486,473
2009..............................................................      2,233,669
Thereafter........................................................      1,446,724
                                                                    -------------
                                                                    Ps. 5,321,697
                                                                    =============

14. OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE- BANKS AND INTERNATIONAL ENTITIES, AND LOANS FROM DOMESTIC FINANCIAL INSTITUTIONS

The Bank also borrows funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

                                                                                      DECEMBER 31,
                                                                               --------------------------
                                                                                   2004          2003
                                                                               -----------   ------------
DESCRIPTION
   BANK AND INTERNATIONAL ENTITIES
     Contractual Long term liabilities:
            Compania Interamericana de Inversiones..........................   Ps.       -   Ps.   203,844
            International Finance Corporation (I.F.C.)......................             -         909,230
            Nederlands Financierings Maatschappij Voor Ontwikkeling Slande
            N.V (F.M.O.)....................................................             -          56,588
            Other foreign banks.............................................             -         334,062
     Restructure Loans
            2010 floating rates bank loans (i)..............................       137,378
            2014 floating rates bank loans (ii).............................       256,181

            2014 floating rates bank loans (iii)............................       280,543
            2019 floating rates bank loans (iv).............................        35,279
            Trade A(v)......................................................        32,574               -
            Ex New York Branch..............................................        30,233               -
            Other lines of foreign banks....................................           205               -
                                                                               -----------   -------------
                   Total long-term liabilities..............................   Ps. 772,393   Ps. 1,503,724

      Contractual Short-term liabilities:
            Other lines of credit from foreign banks........................             -       1,231,756
                                                                               -----------   -------------
TOTAL BANKS AND INTERNATIONAL ENTITIES......................................   Ps. 772,393   Ps. 2,735,480
                                                                               -----------   -------------

   DOMESTIC AND FINANCIAL INSTITUTIONS
     Contractual Long term liabilities:
            BICE (Banco de inversion y Comercio Exterior) ..................        75,978         106,404
            Other lines of domestic banks...................................             -             307
                                                                               -----------   -------------
                   Total long term liabilities .............................   Ps.  75,978   Ps.   106,711

    Contractual Short-term liabilities:
            BICE (Banco de inversion y Comercio Exterior)...................        38,586               -
            Other lines of credit from domestic banks.......................        76,631          25,052
                                                                               -----------   -------------
TOTAL DOMESTIC AND FINANCIAL INSTITUTIONS...................................   Ps. 191,195   Ps.   131,763
                                                                               -----------   -------------
TOTAL.......................................................................   Ps. 963,588   Ps. 2,867,243
                                                                               ===========   =============

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

Accrued interest on the above liabilities was Ps. 27,372, and Ps.282,746 at December 31, 2004 and 2003, respectively, which are included in "Others" under the caption "Other Liabilities Resulting from Financial Brokerage" in the accompanying balance sheet.

Loans from Banco de Inversion y Comercio Exterior (BICE) for financing investment projects, increasing the export capacity and financing the Global Multisectorial Credit Program carry interest at floating rates for approximately 6.3% for loans in dollars with maturity of 4 years and CER + 4% for borrowing in pesos, with maturities ranging between 1 and 7 years.

The remaining long term debt of Ps. 772,393 corresonds mainly to the restructured New York branch debt of Ps 30.233 and the foreign restructured debt completed in May 2004. The restructuring exchanged previous loans with CII, IFC, FMO and others foreign Banks, bearing between 4.25% and 6.12%, and maturities mainly between 2002 and 2008 to the following obligations

      (i) Ps. 137.378 Libor plus 350 basis points loans due in 2010 with bianually payments, standing from July 1st. , 2006.

      (ii) Ps. 256.181 Libor plus 85 basis points loans due in 2014 with bianually payments starting from January 1, 2010.

      (iii) Ps. 280.543 interest rate step up loans due in 2014 with bianually payments, starting from July,1st, 2010. The interest rate will increase 100 basis points annually starting with 3% in 2004, through 7% in 2008 and thereafter:

      (iv) Ps. 35.279 Libor plus 578 basis points loans due in 2019 with a bullet payment.

      (v) Ps. 32,574 Trade "A" bearing interest at Libor plus 100 basis points, due in May 2005 with monthly payments starting from June 2004.

Short term liabilities do not include repo with Boden 2012, face value of U$S
125.0 million, with a one year maturity, but with the option from the creditor to renew for another year.

As of December 31, 2004, maturities of the above long-term loans for each of the following five fiscal years and thereafter were as follows:

2005...............          70,997
2006...............          50,687
2007...............          61,417
2008...............          39,095
2009...............          36,057
Thereafter.........         590,118
                        -----------
                        Ps. 848,371
                        ===========

As of December 31, 2004 and 2003, the Bank did not have any unused lines of credit.

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

                                                                                                 DECEMBER 31, (1)
                                                                             ANNUAL       -----------------------------
                                                                            INTEREST
                                                                  MATURITY    RATE            2004             2003
                                                                  --------  --------     -------------    -------------
LONG-TERM LIABILITIES:
5th Series Floating Rate Notes Due 2005                                  -         -     Ps.        -     Ps.    31,213
   (Semi-annual interest, principal payable every six
   months)...................................................
4th Series Floating Rate Notes Due 2005                               2005      4.00%            2,399          130,077
   (Semi-annual interest, principal payable every six
   months)...................................................
9% Notes Due 2003                                                     2003      9.00%           34,649          565,987
   (Semi-annual interest, principal payable at maturity).....
Step Up Floating Rate Notes Due 2002                                     -         -                 -          413,846
   (Semi-annual interest, principal payable every year
beginning in August, 2005)...................................
6th Series 7.875% Notes Due 2007                                      2007      7.88%          216,049          213,038
   (Semi-annual interest, principal payable every year
beginning in August, 2005)...................................
7th Series Floating Rate Notes Due 2007                               2007      5.15%          128,449          126,591
   (Semi-annual interest, principal payable at maturity).....
Banco Galicia - Due 2010- Libor +350 PB                               2010      5.44%        1,035,295                -
(Semi-annual interest payments)..............................
Banco Galicia Uruguay S.A. Unsubordinated                          Various   Various           556,430          902,686
(restructure deposits).......................................
(Anual interest payments and year principal amortization)
Banco Galicia - Due 2014                                              2014      3.00%        1,361,999                -
(Semi - annual interest payments)............................

Banco Galicia - Subordinated Due 2019                                 2019     11.00%          380,077                -
(Semi-annual interest payments and a bullet principal
payment)
                                                                                         -------------    -------------
Total long-term liabilities                                                              Ps. 3,715,347    Ps. 2,383,438
                                                                                         =============    =============

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

SHORT-TERM LIABILITIES:

Tarjetas del Mar
     (Fixed Interest, principal payable at
maturity)............. ................................    2002   14.92% Ps.        10  Ps.       494
Tarjeta Naranja
     (Fixed Interest, principal payable at
maturity)............. ................................    2002   16.46%             -          2,709
Tarjetas Cuyanas
     (Fixed Interest, principal payable at
maturity)............. ................................    2005    8.00%        13,372          6,268
                                                                         -------------  -------------
Total short-term liabilities...........................                         13,382          9,471
                                                                         -------------  -------------
                                                                         Ps. 3,728,729  Ps. 2,392,909
                                                                         =============  =============

(1) Only principal, except Subordinated Obligations including interests for Ps. 20,096

As of December 31, 2004, Interest and principal on all of the above debt securities are payable in U.S. dollars except of Tarjetas del Mar and Tarjetas Cuyanas which are payable in Pesos.

Accrued interest on the above liabilities for Ps. 73,783 and Ps.172,611 at December 31, 2004 and 2003, respectively, was included in "Others" under the caption "Other Liabilities Resulting from Financial Brokerage " in the accompanying balance sheet.

Long term Negotiable Obligations are as follow:

(i) Ps. 216,049 of fixed rate debt and Ps. 128,449 of floating rate debt, corresponding to the bank's former New York branch restructured debt

(ii) Ps. 37,048 of "hold out" debt corresponding to "9% notes due 2003" and "4th series floating rate notes due 2005".

(iii) Ps. 556,430 of Uruguay negotiable obligations issued to restructure deposits , due 2005, 2008 y 2011.

(iv) Ps. 1,035,295 and Ps. 1.361,999 of the Bank reestructured foreign debt, due 2010 and 2014 respectively.

(v) Ps. 380.077 of debt issued as subordinated negotiable obligations, due 2019, corresponding to the Bank's restructured foreign debt.

The obligations assumed under conditions of above items (iv) and (v), correspond to exchanged debt from International Entities (IFC, IIC and FMO), which original range of interest rates were between 3.25% and 5.56%, and its maturity was between 2002 and 2009, and holders of prior issues, with interest rates between 4% and 9%.

Long-term negotiable obligations as of December 31, 2004 mature as follows:

Hold Outs...................................           37,048
                                                      223,262
2005........................................
2006........................................          312,834
2007........................................          442,246
2008........................................          328,005
2009........................................          337,998
Thereafter..................................        2,033,954
                                                -------------
Total.......................................    Ps. 3,715,347
                                                =============

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

16. DIRECTORS' AND SYNDICS' FEES

The breakdown of the caption "Directors' and Syndics' Fees" in the income statement is as follows:

                                                               DECEMBER 31,
                                                       ----------------------------
                                                         2004      2003      2002
                                                       --------  --------  --------
GFG directors' fees.................................. Ps.    80 Ps.     - Ps.    77
GFG syndics'fees.....................................       169       123        77
Banco Galicia directors' administrative fees.........       260       200     1,984
Banco Galicia syndics' fees..........................       425       410       390
Subsidiary companies directors' and syndics' fees....     3,106     1,184       708
                                                      --------- --------- ---------
                                                      Ps. 4,040 Ps. 1,917 Ps. 3,236
                                                      ========= ========= =========

17. CONTRIBUTIONS TO THE SOCIAL SERVICES INSTITUTE FOR BANKING EMPLOYEES

Effective July 1, 1996, Decree No. 263/96 of the National Executive Power reduced to 1% and effective July 1, 1997 Decree No. 915/96 eliminated the 2% contribution on interest and fees that banks previously had to make to the ISSB, pursuant to article 17 of Law No. 19,322. the Bank has calculated the aforementioned contributions in accordance with these regulations. The bank employee union (the "Banking Association") brought legal action calling for a stay against the National Executive Power - Ministry of Public Works and Services, with a view to having article 1 of Decree 263/96 declared null and unconstitutional, and received a favorable ruling from the Federal Court dealing with Administrative Litigation Matters, Panel I. The National Supreme Court of Justice declared out of order an extraordinary appeal made by the National Executive Branch on November 4, 1997, and the ruling in favor of the Banking Association became firm.

Although in the opinion of the legal counsel of the financial institutions this ruling is not enforceable against the banks because they were not a party to the aforementioned legal action, uncertainty still exists. In April 1998, the Bank Employees' Health Care System (OSBA) made a final claim, which was refuted from the administrative angle before OSBA, the Federal Public Revenue Authority
(AFIP) and the National Social Security Administration.

Furthermore, the Banking Association brought a legal action calling for a stay before the First Instance No. 5 Federal Social Security Court. A request for a precautionary measure was granted, ordering the OSBA not to bring legal actions for tax collection or make verifications on the grounds of article 17, clause f) of Law No. 19,322 until a final judgment is issued about whether this supposed claim is applicable. This latter measure is firm and was confirmed by the National Social Security Court (Panel II). In this connection, OSBA filed an extraordinary appeal with the National Supreme Court of Justice, which was dismissed by the Court on November 21, 2000.

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

Considering that a risk exists as to the interpretations that courts may make of this dispute, the

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

Bank has agreed to a settlement regarding those disputed or doubtful rights, without this involving any recognition of rights. This settlement has been approved by the Federal Court of First Instance on Administrative Litigation Matters No. 4, in the case identified above, which will reduce the potential risk to which the Bank would be exposed if an unfavorable resolution were to be issued.

18. BALANCES IN FOREIGN CURRENCY

The balances of assets and liabilities denominated in foreign currencies (principally in U.S. dollars) are as follows:

                                                                           DECEMBER 31,
                                                                   ---------------------------
                                                                       2004           2003
                                                                  -------------  -------------
ASSETS:
     Cash and due from banks...................................   Ps.   284,806  Ps.   379,903
     Government and corporate securities.......................       1,397,351      2,470,971
     Loans.....................................................         879,809        702,501
     Other receivables resulting from financial brokerage......       5,132,504      4,716,234
     Equity investments in other companies.....................           3,072          3,047
     Miscellaneous receivables.................................          76,639         15,760
     Bank premises and equipment...............................          11,945         12,770
     Intangible assets.........................................               -              3
     Miscellaneous assets......................................              39          2,014
     In process items..........................................              80          1,331
                                                                  -------------  -------------
TOTAL .........................................................   Ps. 7,786,245  Ps. 8,304,534
                                                                  =============  =============

LIABILITIES:
    Deposits...................................................   Ps. 1,411,162  Ps. 1,656,541
    Other liabilities resulting from financial brokerage.......       4,744,901      6,217,182
    Sundry liabilities.........................................           1,512         18,278
    Subordinated Negotiable Obligations........................         380,077              -
    In process items...........................................           5,893              -
                                                                  -------------  -------------
TOTAL..........................................................   Ps. 6,543,545  Ps. 7,892,001
                                                                  =============  =============

19. TRANSACTIONS WITH RELATED PARTIES

Grupo Galicia entered into certain transactions with controlled and equity-method subsidiaries during the fiscal years ended December 31, 2004, 2003 and 2002, with the following revenues and expenses:

                                            DECEMBER 31,
                                  --------------------------------
                                    2004        2003       2002
                                  ---------   --------   ---------
Revenues recognized(*).........   Ps. 34,162  Ps. 2,974  Ps. 14,513
Expenses incurred..............          959        797         944

(*) Interests and adjustments from time deposits of Banco Galicia Ps. 171, interests from negotiable obligations of Banco Galicia Ps. 32,584 and interest from negotiable obligations of Galicia Uruguay Ps. 1,258.Additionally, the group in accordance with resolution of our shareholders meeting held on April 22, 2004 has provissioned and paid the personal assets tax of the group's shareholders of fiscal year 2004,2003 and 2002 amounted to Ps. 3,674, Ps. 3,583 and Ps. 1,756, respectively.:

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

BREAKDOWN OF CAPTIONS INCLUDED IN THE INCOME STATEMENT

                                                                               DECEMBER 31,
                                                                    ------------------------------------
                                                                       2004        2003       2002
                                                                   ----------- ----------- -------------
FINANCIAL INCOME
Interest income from financial brokerage:
Interest on purchased certificates of deposits..................         3,006      11,839        38,748
Compensatory Bond...............................................        69,541      70,340       132,691
Additional interest on current accounts and special accounts
with the Argentine Central Bank.................................         6,816       4,294        20,515
Other...........................................................        10,654      12,190        36,024
                                                                   ----------- ----------- -------------
                                                                   Ps.  90,017 Ps.  98,663 Ps.   227,978
                                                                   =========== =========== =============

OTHER
Difference in quotation of gold and foreign currency
transactions....................................................        51,426      12,613       380,479
Premiums on foreign currency transactions.......................             -           -         2,420
Interest on pre-export and export financing.....................        12,514       7,580        22,988
Result from other credits by financial brokerage................        62,876           -             -
Other...........................................................         5,285       3,464         6,938
                                                                   ----------- ----------- -------------
                                                                   Ps. 132,101 Ps.  23,657 Ps.   412,825
                                                                   =========== =========== =============

FINANCIAL EXPENSES
Interest expense from financial brokerage:
Discounts on negotiable obligations.............................           352         672         4,152
Interest on negotiable obligations..............................        38,956     139,595       234,177
Interest on other liabilities resulting from financial
brokerage from other banks and international entities...........       133,250     200,300       414,710
                                                                   ----------- ----------- -------------
                                                                   Ps. 172,558 Ps. 340,567 Ps.   653,039
                                                                   =========== =========== =============

OTHER INTEREST:
Interest on Argentine Central Bank loans........................             -          15        49,676
Interests on financial assistance...............................       199,079     336,305     1,377,069
CER adjustment on Argentine Central Bank
advances........................................................        56,582      50,442        46,973
Other...........................................................        67,584      22,002       131,656
                                                                   ----------- ----------- -------------
                                                                   Ps. 323,245 Ps. 408,764 Ps. 1,605,374
                                                                   =========== =========== =============

OTHER:
Contributions to the deposit insurance system...................        15,176      12,715        20,398
Premiums on repo transactions...................................         4,423           -       141,478
Contributions and taxes on financial income.....................        33,656      18,939        30,046
Difference in quotation of gold and foreign currency............             -     111,182             -
Charge for impairment of loans..................................         3,720      10,511        28,325
Other...........................................................           169           -         2,796
                                                                   ----------- ----------- -------------
                                                                   Ps.  57,144 Ps. 153,347 Ps.   223,043
                                                                   =========== =========== =============

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

INCOME FROM SERVICES
Others
Commissions on credit cards.....................................       167,831     126,441       142,258
Safety rental...................................................         6,230       5,111         5,079
Other...........................................................        49,497      38,618        61,994
                                                                  ------------ ----------- -------------
                                                                  Ps.  223,558 Ps. 170,170 Ps.   209,331
                                                                  ============ =========== =============
EXPENSES FOR SERVICES
Others
Gross revenue taxes.............................................  Ps.   23,960 Ps.  13,340 Ps.    17,794
Linked with credit cards........................................        21,996      17,275        14,029
Other...........................................................         5,904       4,506         8,460
                                                                  ------------ ----------- -------------
                                                                  Ps.   51,860 Ps.  35,121 Ps.    40,283
                                                                  ============ =========== =============
ADMINISTRATIVE EXPENSES
Other operating expenses
Rentals.........................................................        17,141      19,577        36,532
Electricity and communications..................................        27,082      27,234        42,507
Amortization of organization and development
expenses........................................................        47,235      59,547        85,025
Depreciation of bank premises and equipment.....................        38,091      50,542        63,357
Maintenance and repair expenses.................................        24,929      22,724        26,882
Other operating expenses........................................        25,505      24,975        35,901
                                                                  ------------ ----------- -------------
                                                                  Ps.  179,983 Ps. 204,599 Ps.   290,204
                                                                  ============ =========== =============

MISCELLANEOUS INCOME
Interest on miscellaneous receivables...........................        15,461       6,922        23,377
Premiums and commissions from insurance business................        89,315      44,422       183,743
Other...........................................................        29,572      46,461        38,780
                                                                  ------------ ----------- -------------
                                                                  Ps. 134,348  Ps. 97,805  Ps.   245,900
                                                                  ============ =========== =============
MISCELLANEOUS LOSSES
Claims..........................................................         1,270         775         3,761
Amortization of goodwill........................................        25,499      25,963        83,598
Commissions and expenses on insurance business .................        78,511      52,367        96,321
Other...........................................................        51,839      76,206        87,226
                                                                  ------------ ----------- -------------
                                                                  Ps.  157,119 Ps. 155,311 Ps.   270,906
                                                                  ============ =========== =============

21. INCOME TAXES

The income tax amounts estimated for the fiscal years ended December 31, 2004, 2003 and 2002, amounted to Ps.43,818, Ps.590 and Ps.66,421, respectively. The statutory income tax rate at December 31, 2004, 2003 and 2002 was 35%. At December 31, 2003 the Group had tax loss carryforwards in the approximate amount of Ps. 3,485,806 that may reduce future year's taxable income for income tax purposes. Such tax loss carryforwards expire over in the following five years.

At December 31, 2004 and 2003, PMIT available to credit future income tax amount to Ps.115,912 and 50,467. Such PMIT expire over the following ten years.

22. SHAREHOLDERS' EQUITY AND RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

The distribution of retained earnings in the form of dividends is governed by the Corporations Law and Resolution 290/97 of the CNV. These rules oblige Grupo Galicia to transfer 5% of its net income to a legal reserve until the reserve reaches an amount equal to 20% of the company's capital stock.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

In the case of Banco de Galicia y Buenos Aires, Argentine Central Bank rules require 20% of the profits shown in the income statement plus (less) prior year adjustments to be allocated to a legal reserve. This proportion applies regardless of the ratio of the legal reserve to the capital stock.

According to Article 70, of Commercial Law 19550, in case Legal reserve decrease for any reason dividends can not be distribute until its recovery.

Furthermore, as a result of the facts described in Note 1, through Resolution 81/02 dated February 8, 2002, the Argentine Central Bank established that for as long as the financial assistance owed to the Argentine Central Bank is outstanding, the Bank may not distribute dividends or any other return on capital in cash, remit profits or make payments for fees, interests or compensation related to results.

Communique "A" 3785 provides that financial institutions which receive national government bonds in compensation within the framework of Sections 28 and 29 of Decree 905/02, may record them at their technical value; while using this procedure, financial institutions may not distribute cash dividends, except for the amount of profits in excess of the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to legal reserve and to the reserve established by the bank's by-laws, and the same treatment will be given to those institutions which decide to exchange the compensating bonds for promissory notes issued by the national government.

The "Adjustments to Shareholders' Equity" caption in the statement of changes in shareholders' equity represents:

- the inflation adjustment related to capital stock and to paid in capital at the beginning of each period, restated in constant pesos of February 28, 2003. Capital stock maintains its nominal (par) value at each balance sheet date; and

The composition of " Inflation adjustments Capital Stock and Paid in Capital" is as follows:

                      DECEMBER    DECEMBER
                        2004        2003
                      ---------   ---------
Inflation  to:
- capital stock       1,314,673   1,314,673
- paid-in-capital        95,375      95,375
                      ---------   ---------
                      1,410,048   1,410,048

23. MINIMUM CAPITAL REQUIREMENTS

The capital adequacy of Grupo Galicia is not under the supervision of the Argentine Central Bank. Grupo Galicia has a minimum capital requirement from the Corporations Law of Ps.12.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

Under Argentine Central Bank regulations, the Bank is required to maintain minimum levels of capital, ("minimum capital"). The minimum capital, is based upon risk-weighted assets, and the balances of Bank premises and equipment, intangible assets and unlisted equity investments. The required minimum capital and the Bank's capital calculated under Argentine Central Bank requirements were as follows:

                                                                                    COMPUTABLE CAPITAL AS A %
                                             MINIMUM CAPITAL.  COMPUTABLE CAPITAL.     OF MINIMUM CAPITAL.
                                             ----------------  -------------------   ------------------------
December 31, 2004..........................  Ps.      613,339  Ps.       1,746,553             284,76
December 31, 2003..........................                 -                    -                  -
December 31, 2002..........................                 -                    -                  -

As of December 31, 2003 and 2002, the Argentine Central Bank had suspended the regulation requiring minimum levels of capital.

As called for by Argentine Central Bank Communique "A" 3986, effective January 2004, financial institutions were to comply with regulations on minimum capital which had been suspended until that time.

24. EARNINGS PER SHARE

Earnings per share are based upon the weighted average of common shares outstanding in the amount of 1,185,227 shares of Grupo Galicia common stock for the year ended December 31, 2004 and 1,092,407 for the years ended December 31, 2003 and 2002 of Grupo Galicia.

Earnings per share for the 3 years ended December 31, 2004, 2003 and 2002 are (0.093), (0.203) and (1.382) respectively.

At December 31, 2004, 2003 and 2002, there were no convertible negotiable obligations outstanding and therefore for the purposes of calculating earnings per share Grupo Galicia had a simple capital structure.

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

Through Communique "A" 3068, the Argentine Central Bank reduced the contribution to the Deposit Insurance Fund, from 0.03%, to 0.015%, provided that the financial institution arranges

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

with SEDESA 36-month loans, to be earmarked for the Deposit Insurance Fund. Interest on these loans has been determined on the basis of the yield obtained by the aforesaid Fund on its placements.

As of September 2000, Argentine Central Bank Communique "A" 3153 eliminated the above-mentioned loan and the contribution of 0.015% on items comprised in the calculation basis remained in force. As of December 2001, Argentine Central Bank Communique "A" 3358 resolved to increase the contribution to 0.03%. As of September 2004, Argentine Central Bank Communique "A" 4206 resolved to decrease the contribution to 0,02 % and as of January 2005, Argentine Central Bank Communique "A" 4271 resolved to decrease the contribution to 0.015 %.

The Bank recognized contributions amounting to Ps.15,176, Ps.12,715 and Ps.20,398 for the fiscal years ended December 31, 2004, 2003 and 2002, respectively, under the account captioned "Financial Expenses - Contribution to the Deposit Insurance System".

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

26. EMPLOYEE BENEFIT PLANS

Neither the Bank nor its subsidiaries maintain pension plans for their personnel. The Bank is obligated to pay employer contributions to the National Pension Plan System, determined on the basis of the total monthly payroll.

These expenses amounted to Ps. 20,497, Ps.16,152 and Ps.17,021 for the fiscal years ended December 31, 2004, 2003 and 2002, respectively.

On November 19, 2001, the beneficiaries of the Galicia 2004 Trust were designated, as stipulated in the "Framework Trust Agreement" signed on November 4, 1999, to implement an incentive program in favor of certain executives of the Bank and its controlled or related companies. Of the total amount of Ps.4,000 transferred to the trustee by the Galicia 2004 Trust, was used to purchase 855,442 shares and 189,116 ADSs of Grupo Galicia. The amount transferred has been expensed as incurred.

855,442 shares and 28,046.60 ADSs, were awarded to certain executives. 3,400 ADSs that were not awarded returned to the trust. On June 15, 2003, the Galicia 2004 Trust was terminated in advance, the shares and ADSs having been delivered to the beneficiaries designated.

The remaining balance of 157,669.40 ADSs was used to create the Galicia 2005 Trust.

27. STATEMENTS OF OPERATIONS AND BALANCE SHEETS

The presentation of financial statements according to the Argentine Central Bank rules differs significantly from the format required by the Securities and Exchange Commission under Rules 210.9 to 210.9-07 of Regulation S-X (Article 9). The statements of operations presented below discloses the categories required by Article 9 using Argentine GAAP:

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

                                                                      DECEMBER 31,
                                                    ---------------------------------------------
                                                         2004             2003          2002
                                                    -------------     -----------    ------------
INTEREST INCOME:
Interest and fees on loans (*)....................  Ps. 1,133,195     Ps. 968,086    Ps. 4,419,516
Interest and dividends on investment securities:
Tax-exempt........................................         (5,008)         32,504             (232)
Interest on interest bearing deposits with
other banks.......................................             44              68            2,370
Interest on other receivables from financial
brokerage.........................................        133,150          93,060          598,868
Interest on securities and foreign exchange
purchased under agreements to resell..............              -               -                -
Government securities and other trading gains,
net...............................................         (4,337)        243,850          298,868
                                                    -------------     -----------    -------------
Total interest income.............................      1,257,044       1,337,568        5,319,390
                                                    -------------     -----------    -------------

INTEREST EXPENSE
Interest on deposits..............................        143,533         263,760        1,361,237
Interest on securities sold under agreements
to repurchase.....................................          4,423               -          141,478
Interest on short-term liabilities from
financial intermediation .........................         27,543         417,644        1,461,699
Interest on long-term liabilities from
financial intermediation..........................        869,571         468,658        1,361,668
Monetary Loss from financial intermediation ......              -          14,157        1,437,745

                                                    -------------     -----------    -------------
Total interest expense............................      1,045,070       1,164,219        5,763,827
                                                    -------------     -----------    -------------

Net interest income /(expense)....................        211,974         173,349         (444,437)
                                                    -------------     -----------    -------------

Provision for loan losses Net.....................       (130,651)       (168,277)       1,615,246
                                                    -------------     -----------    -------------
Net interest income /(expense) after provision
for loan losses...................................        342,625         341,626       (2,059,683)
                                                    -------------     -----------    -------------

(*) Includes CER/CVS adjustments.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

                                                                    DECEMBER 31,
                                                        2004            2003             2002
                                                   -------------   -------------   --------------
NON-INTEREST INCOME:
Service charges on deposit accounts..........      Ps.    80,364   Ps.    68,048   Ps.     91,257
Credit card service charges and fees.........            225,654         194,483          190,497
Other commissions............................            250,134         206,327          240,418
Income from equity in other companies........              2,990               -                -
Premiums and commissions on insurance
business ....................................             91,776          44,422          183,743
Foreign currency position compensation ......                  -               -        1,370,034
Other........................................            132,856         200,301          322,205
Monetary gain (loss) on other transactions...                  -          (3,517)        (163,090)
                                                   -------------   -------------   --------------
Total non-interest income....................      Ps.   783,774   Ps.   710,064   Ps.  2,235,064
                                                   -------------   -------------   --------------

NON-INTEREST EXPENSE:
Commissions..................................             65,351          54,063          117,764
Salaries and social security charges.........            241,980         198,288          436,324
Fees and external administrative services....             62,127          63,077           84,629
Depreciation of bank premises and equipment..             38,091          50,542           63,357
Personnel services...........................             27,037          15,665           22,573
Rentals......................................             17,141          19,577           36,532
Electricity and communications...............             27,082          27,234           42,507
Advertising and publicity....................             37,796          20,020           15,369
Taxes........................................            113,754          74,825          126,099
Amortization of organization and
development expenses ........................             47,235          59,547           85,025
Loss from equity in other companies .........                  -          22,570           51,971
Maintenance and repair expenses..............             24,929          22,724           26,882
Minority interest ...........................             14,302           9,232         (272,163)
Commissions and expenses on insurance
 business ...................................             80,939          59,725          103,391
Amortization of "Amparo
 claims" ....................................            121,010          77,880                -
Other Provisions and
reserves ....................................            131,804         308,081          441,949
Other........................................            141,874         190,354          257,056
Monetary result from operating expenses                        -             (84)         (21,001)
                                                   -------------   -------------   --------------
Total non-interest expense...................      Ps. 1,192,452   Ps. 1,273,320   Ps.  1,618,264
                                                   -------------   -------------   --------------
Income before tax expense....................            (66,053)       (221,630)      (1,442,883)
Income tax expense...........................            (43,818)           (590)         (66,421)
                                                   -------------   -------------   --------------
Net Loss ....................................      Ps.  (109,871)  Ps.  (222,220)  Ps. (1,509,304)
                                                   =============   =============   ==============

Certain categories of income and expense maintained by the Group have been presented in the Article 9 income statement in a manner which warrants further discussion as follows:

-Provision for loan losses net: this balance includes direct charge offs plus the provision for losses on loans and other receivable charged to the provision for loan losses, less loan loss allowances reversed and bad debts recovered.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

Argentine Central Bank rules also require certain classifications of assets and liabilities which are different from those required by Article 9. The following balance sheet presents Grupo Galicia's balance sheet as of December 31, 2004 and 2003 as if they had followed Article 9 balance sheet disclosure requirements using Argentine GAAP.

                                                                     DECEMBER 31,
                                                       ---------------------------------------
                                                              2004                  2003
                                                       ------------------     ----------------
ASSETS:
   Cash and due from banks..........................   Ps.        996,600     Ps.      836,010
   Interest-bearing deposits in other banks.........              379,192              172,360
   Federal funds sold and securities purchased
   under resale agreements or similar agreements....               77,665                    -
   Trading account assets...........................              564,109              328,754
   Available for sale securities....................            6,339,961            7,121,385
   Loans............................................            8,915,248            8,562,699
   Allowances for loan losses.......................             (640,603)          (1,183,726)
   Fixed assets.....................................              489,182              517,532
   Compensatory and Hedge Bonds to be received......            4,732,288            4,629,595
   Other assets.....................................            1,987,762            2,053,386
                                                       ------------------     ----------------
        Total assets................................   Ps.     23,841,404     Ps.   23,037,995
                                                       ==================     ================

LIABILITIES AND SHAREHOLDERS' EQUITY:
   Deposits.........................................   Ps.      6,716,425     Ps.    5,520,610
   Short-term borrowing.............................              295,327            1,376,354
   Other liabilities................................            2,222,301            2,222,993
   Long-term debt...................................           12,456,540           12,016,700
   Commitments and contingent liabilities...........              517,806              388,961
   Minority interest in Consolidated Subsidiaries...              113,467               92,994
   Common stock.....................................            1,241,407            1,092,407
   Other shareholders' equity.......................              278,131              326,976
                                                       ------------------     ----------------
        Total liabilities and shareholders' equity..   Ps.     23,841,404     Ps.   23,037,995
                                                       ==================     ================

The carrying value and market value of each classification of available-for-sale securities in the Article 9 balance sheet, were as follows.

                                           DECEMBER 31, 2004                                DECEMBER 31, 2003
                         ------------------------------------------------  -----------------------------------------------
                                           UNREALIZED                                         UNREALIZED
                         CARRYING VALUE  GAINS/(LOSSES)(2)  MARKET VALUE   CARRYING VALUE  GAINS/(LOSSES)(2)  MARKET VALUE
                         --------------  -----------------  -------------  --------------  -----------------  ------------
External Notes.........  Ps.    749,729  Ps.             -  Ps.   207,389  Ps.    840,228  Ps.             -  Ps.   496,142
BODEN 2012 -
Compensatory Bond......         976,056            269,009        814,764       1,609,982            113,076      1,036,640
Fiscal Credit
Certificate (1)........          78,232                  -         78,232          78,575                  -         78,575
BOGAR..................       3,543,751          1,010,200      2,822,668       3,543,074            244,724      2,116,497
GalTrust I.............         665,102             (7,335)       401,116         646,143           (134,657)       254,835
Other assets...........         327,091                  -        327,091         403,383                  -        403,383
                         --------------  -----------------  -------------  --------------  -----------------  -------------
     TOTAL.............  Ps.  6,339,961  Ps.     1,271,874  Ps. 4,651,260  Ps.  7,121,385  Ps.       223,143  Ps. 4,386,072
                         ==============  =================  =============  ==============  =================  =============

(1) These instruments can be used to repay taxes, including the value-added tax

(2) For U.S. GAAP purposes losses considered to be other than temporary available for sale securities were charged to income and the quotation differences in local currency were recognized as an unrealized gain /
      (loss) in other comprehensive income.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                   (Expressed in thousands of Argentine pesos)

The maturities at December 31, 2004 of the available-for-sale government securities and the GalTrust I and other assets included in the Article 9 balance sheet were as follows:

                                                                            DECEMBER 31, 2004
                                  -----------------------------------------------------------------------------------------------
                                                                               MATURING AFTER 1   MATURING AFTER
                                                     PAST      MATURING WITHIN YEAR BUT WITHIN  5 YEARS BUT WITHIN MATURING AFTER
                                  CARRYING VALUE DUE/CALLABLE      1 YEAR            5 YEARS         10 YEARS         10 YEARS
                                  -------------- ------------ ---------------- ---------------- ------------------ --------------
External Notes..................  Ps.    749,729      749,729 Ps.            - Ps.            - Ps.              - Ps.          -
BODEN 2012 - Compensatory
Bond............................         976,056            -          122,007          488,028            366,021              -
Fiscal Credit Certificate.......          78,232            -           78,232                -                  -              -
GalTrust I......................         665,102            -           26,604          127,700            262,050        248,748
BOGAR...........................       3,543,751            -          147,180          679,320          1,394,000      1,323,251
Other assets....................         327,091                       327,091                -                  -              -

                                  -------------- ------------ ---------------- ---------------- ------------------ --------------
TOTAL...........................  Ps.  6,339,961      749,729 Ps.      701,114 Ps.    1,295,048 Ps.      2,022,071 Ps.  1,571,999
                                  ============== ============ ================ ================ ================== ==============

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31,2004,2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

                                                                                     DECEMBER 31,
                                                           ------------------------------------------------------------
                                                               2004                    2003                  2002
                                                           -------------         ----------------       ---------------
Total revenues:(*)
   Republic of Argentina............................       Ps. 2,313,069         Ps.    2,379,016       Ps.   6,041,701
   Republic of Uruguay..............................             119,812                  213,318               355,327
   U.S.A. ..........................................                   -                        -               173,887
   Grand Cayman Island..............................               2,362                   10,704                (6,194)
Net income (loss), net of monetary effects allocable
to each country:
   Republic of Argentina............................             (76,207)                (142,995)           (1,513,637)
   Republic of Uruguay..............................             (33,953)                 (63,380)              (75,584)
   U.S.A............................................                   -                        -               128,900
   Grand Cayman Island..............................                 289                  (15,845)              (48,983)
Total assets:
   Republic of Argentina............................          22,927,642               21,859,395            22,361,855
   Republic of Uruguay..............................             707,252                  908,137             1,302,557
   U.S.A............................................                   -                        -                15,724
   Grand Cayman Island..............................              15,660                   55,322               184,000
Fixed assets
    Republic of Argentina...........................             477,227                  504,742               554,335
    Republic of Uruguay.............................              11,955                   12,790                16,140
Miscellaneous assets
    Republic of Argentina...........................             159,994                  156,084               182,367
    Republic of Uruguay.............................                  39                    2,014                 2,395
Goodwill
    Republic of Argentina...........................             115,080                  139,681               168,719
    Republic of Uruguay.............................                   -                        -                 1,665
Other intangible assets
    Republic of Argentina...........................             522,924                  587,373               151,235
    Republic of Uruguay.............................                   -                        3                   329
Geographical segment assets as a percentage of
total assets
    Republic of Argentina...........................               96.94%                   95.78%                93.70%
    Republic of Uruguay.............................                2.99%                    3.98%                 5.46%
    U.S.A...........................................                   -                        -                  0.07%
    Grand Cayman Island.............................                0.07%                    0.24%                 0.77%

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

The Bank uses the same credit policies in making commitments, conditional obligations and guarantees as it does for granting loans. In management's opinion, the Bank's outstanding commitments and guarantees do not represent unusual credit risk.

The Bank's exposure to credit loss in the event of non-performance by the counterparty to the financial instrument for commitments to extend credit, standby letters of credit, guarantees granted and acceptances is represented by the contractual notional amount of those investments.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31,2004,2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

A summary of the credit exposure related to these items is shown below:

                                                                      DECEMBER 31,
                                                           -----------------------------------
                                                                  2004               2003
                                                           -----------------    --------------
Commitments to extend credit........................       Ps.       285,824    Ps.    220,913
Standby letters of credit...........................                  38,140            10,925
Guarantees granted..................................                 122,539           234,416
Acceptances.........................................                  18,967            22,354

Commitments to extend credit are agreements to lend to a customer at a future date, subject to the meeting of the contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent actual future cash requirements of the Bank. The Bank evaluates each customer's creditworthiness on a case-by-case basis. In addition to the above commitments, as of December 31, 2004 and 2003, the available purchase limits for credit card holders amounted to Ps.3,703,120 and Ps.2,675,142, respectively.

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

The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees. These financial customer guarantees are classified, by type, as follows:

                                                                      DECEMBER 31,
                                                           --------------------------------
                                                                2004              2003
                                                           --------------    --------------
Preferred counter guarantees........................       Ps.     44,759    Ps.     53,563
Other counter guarantees............................               17,676            97,676

The Bank accounts for checks drawn on it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time when the related item clears or is accepted. In management's opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process were as follows:

                                                                    DECEMBER 31,
                                                           --------------------------------
                                                                2004                2003
                                                           --------------       -----------
Checks drawn on the Bank............................       Ps.    108,290       Ps. 109,164
Checks drawn on the other Bank......................              172,296           162,396
Bills and other items for collection................              519,222           326,994

As of December 31, 2004 and 2003, the trusts funds amounted to Ps. 5,194 and Ps.72,832, respectively.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

In addition, the Bank has securities in custody, which as at December 31, 2004 and 2003, amounted to Ps.6,283,546 and Ps.5,412,706, respectively.

30. DERIVATIVE FINANCIAL INSTRUMENTS

At December 31, 2004 and 2003 the options bought and sold were recorded at their exercise price in memorandum accounts. The premiums collected and/or paid have been accrued on a straight-line basis over the life of the contract.

                                MEMORANDUM ACCOUNTS             FAIR VALUE
                            --------------------------     -----------------------
                                   DECEMBER 31,                 DECEMBER 31,
                            --------------------------     -----------------------
                               2004          2003            2004         2003
                            -----------   ------------     ---------   -----------
Option contracts:

Written put options (1)     Ps. 173,069   Ps.  165,411     Ps. 8,802   Ps.  69,668

(1) As established by Section 4, subsect. a and Section 6 of Decree 1836/02 and Argentine Central Bank Communique "A" 3828, in connection with the "second Exchange offered by the government to exchange restructured deposits for government bonds" , the Bank granted an option to sell coupons to the holders of restructured deposits certificates who had opted to receive BODEN 2013, BODEN 2006, BODEN 2012 or BODEN 2005 in exchange for their certificates.

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

31. DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Accounting Standards No. 107 ("SFAS") "Disclosures about Fair Value of Financial Instruments" requires disclosures of estimates of fair value of financial instruments. These estimates were made at the end of December 2004 and 2003. Because some of the Bank's financial instruments do not have a ready trading market from which to determine fair value, the disclosures are based upon significant estimates regarding economic and current market conditions and risk characteristics. Such estimates are subjective and involve matters of judgment and, therefore, are not precise and may not be reasonably comparable to estimates of fair value for similar instruments made by other financial institutions.

The estimated fair values do not include the value of assets and liabilities not considered financial instruments.

In order to determine the fair value, cash flows were discounted for each category or group of loans having similar characteristics, based on their credit risk, guarantees and/or maturities, using rates offered for similar loans by the Bank as of December 31, 2004 and 2003, respectively.

Due to the uncertainties derived from the economic crisis existing in Argentina at the end of 2001

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

and the economic policy measures taken by the government to confront this crisis, the future actual results could differ from the evaluations and estimates made at the date of the preparation of this quantitative analysis and these differences could be significant. Therefore, the following fair values estimated under FAS 107 must be considered in light of these circumstances.

                                                       2004                            2003
                                          -----------------------------    -----------------------------
                                           Book Value       Fair Value        Book Value     Fair Value
                                          -------------    ------------    -------------   -------------
 DERIVATIVE ACTIVITIES: (SEE NOTE 30)
Assets.............................       Ps.         -    Ps.        -    Ps.         -   Ps.         -
Liabilities........................             173,069           8,802          165,411          69,668

      NON DERIVATIVE ACTIVITIES:
Assets:
Cash and due from banks (1)........       Ps.   988,669    Ps.  988,669    Ps.   826,150   Ps.   826,150
Government securities (2)..........
   Trading.........................             545,031         545,604          327,911         327,911
   Unlisted Securities.............           4,371,716       3,180,905           86,227          86,227
   Investment......................             601,264         506,803        2,485,120       1,532,782
Loans (3)..........................           8,438,177       7,515,344       10,983,757       8,551,264
Compensatory and Hedge Bond to be
received (4) ......................           4,732,288       4,011,265        4,629,595       2,980,996
Others (5).........................           2,263,163       1,855,262        1,840,767       1,307,585

Liabilities:
Deposits (6).......................       Ps. 6,756,913  Ps.  6,614,881    Ps. 5,583,991   Ps. 5,183,739
Other liabilities resulting from
financial Intermediation :
Argentine Central Bank (7).........           8,428,717       6,553,636        8,132,902       5,804,241
Banks and international entities
and Loans from Domestic Financial
Institutions (8) and Negotiable
obligations (9)....................           4,796,562       3,739,333        5,776,342       3,458,360
Others (10)........................           1,211,365       1,207,227        1,190,177       1,123,042

The following is a description of the estimating techniques applied:

(1) CASH AND DUE FROM BANKS: By definition, cash and due from banks are short-term and do not possess credit risk. The carrying values as of December 31, 2004 and 2003 are a reasonable estimate of fair value.

(2) GOVERNMENT SECURITIES: Government securities held for trading purposes and government securities available for sale are carried at fair value. The fair value of the Bank's government securities held for investments have been estimated using the quoted market value. The book values at December 2004 and 2003 of bonds such as Fiscal Credit Certificate, are a reasonable estimates their respective fair values. External Notes are recognized at its fair value since were eligible for the Argentine Bank debt restructuring.

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

(4) COMPENSATORY AND HEDGE BONDS TO BE RECEIVED: in connection with estimating the fair value of these bonds, the Bank used quoted market values.

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

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

(7) ARGENTINE CENTRAL BANK: At December 31, 2004 and 2003 "Argentine Central Bank" includes the advance to be requested from the Argentine Central Bank for the subscription of the Hedge Bond and short term loans for liquidity support The fair value at December 2004, was estimated based on the fair value of the Argentine Government portfolio that guarantee the debt. As of December 2003, the fair value was estimated at the expected future cash flows discounted at the estimated market rates at year-end.

(8)   BANKS AND INTERNATIONAL ENTITIES AND LOANS FROM DOMESTIC FINANCIAL
      INSTITUTIONS: Includes credit lines borrowed under different credit arrangements from local and foreign entities. These lines of credit were restructured as of May 18, 2004. The quoted market prices have been taken as a best estimate of fair value. At December 31, 2003. when no quoted market prices are available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

(9) NEGOTIABLE OBLIGATIONS: The fair value of the negotiable obligations were determined based on quoted market prices. When no quoted market prices are available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

(10) OTHERS: Includes other liabilities resulting from financial brokerage. Their fair value was estimated at the expected future cash flows discounted at the estimated market rates at year-end.

32. CASH DIVIDENDS

Argentine Central Bank Communique "A" 3785 dated October 29, 2002 restricted the distribution of cash dividends. Such rule establishes that the Bank should adjust its earnings to be distributed as cash dividends with the difference between the market value and the carrying value of the compensatory and hedge bonds after netting the legal reserve and other reserves established by the Bank's by-laws. (see note 22)

33. PREFERRED LIABILITIES OF THE FORMER BANCO ALMAFUERTE COOP. LTDO. AND BANCO MERCOBANK S.A.

Former Banco Almafuerte Coop. Ltdo.

During the years ended June 30, 1999, 2000 and December 31, 2000 and 2001, the Bank acquired certain interests in a trust sponsored by SEDESA, the Argentine deposit insurance

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

authority. The trust holds the assets of three failed Argentine banks. The Bank acquired the interests in exchange for the assumption of the deposit liabilities of the failed banks. The Bank's interest in the trust consists of preferred certificates A, and subordinated certificates C, whose payments are guaranteed by SEDESA. At December 31, 2004 and 2003, trust certificates were recorded at an amount of Ps.23,463 and Ps.20,144, respectively, in the consolidated financial statements.

Furthermore, a fund was created for a total amount of US$266,667 to which the Bank contributed 45%, US$120,000. This fund, was converted to pesos under Decree 471, may be computable for meeting the Minimum Liquidity Requirements, as authorized by the Argentine Central Bank. At December 31, 2004 and 2003, it amounted to Ps.259,065 and Ps.245,595, respectively.

Former Banco Mercobank S.A

On January 5, 2001, the Bank assumed certain preferred liabilities corresponding to 3 (three) branches of the former Banco Mercobank S.A.

This transaction was conducted under the terms of the "Transfer Contract" and the "DIAGONAL Trust Agreement" signed by and between the former Banco Mercobank S.A., Banco de Galicia y Buenos Aires S.A. and other institutions which took part in the process involving the assumption of the liabilities of the above mentioned bank, as called for by resolution No. 19 adopted by the Board of Directors of the Argentine Central Bank on January 5, 2001, within the framework of article 35 bis, section II, clauses a) and b) of the Financial Institutions Law. As a counterpart, the Bank has received an interest in the class A certificate of the DIAGONAL Trust (consisting of certain assets pertaining to the former Banco Mercobank S.A.) and payments from SEDESA. As of December 31, 2004 and 2003, the amount of that interest, net of provisions, was Ps.1,449.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

34. TRUST ACTIVITIES

"GALTRUST I" INDIVIDUAL FINANCIAL TRUST

On October 20, 2000 the Bank securitized a group of loans that were granted to the Argentine Provinces. The tax revenues from the local provinces collateralize these loans. The Bank transferred the ownership of the loans to a the Galtrust I Financial Trust. In turn the trust issued Class "A" Debt Securities with a face value of Ps. 100,000, Class "B" Debt Securities with a face value of Ps. 200,000 and Financial Trust Participation Certificates with a face value of Ps. 200,000 Ps. 46,922 of the class B Debt Securities were sold to third party investors and the remainder of the certificates was retained by the Bank.

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

As of December 31, 2004 and 2003, those securities were held in the Bank's portfolio for Ps.665,102 and Ps.646,143, respectively.

"GALTRUST II, III, IV AND V" INDIVIDUAL FINANCIAL TRUSTS

At the meeting held on December 6, 2001, the Board of Directors of the Bank approved the creation of the Universal Program for the Securitization of Loans for the issue of debt securities and/or certificates of participation in Galtrust Financial Trusts. This program was approved by the National Securities Commission ("the CNV") through its resolution No. 13,334 dated April 6, 2000, for a face value of up to US$ 1,000,000 thousand (the "Program") which also authorized the Bank's participation as originator, trustor and manager of that program.

The trustee is First Trust of New York, National Association, through its permanent representation in Argentina. Four financial trusts, "Galtrust II, III, IV and V - Letras Hipotecarias", were set up under the above-mentioned program and Certificates of Participation and Debt Securities were issued under those trusts.

In December 2001, the Bank transferred the trust ownership of mortgage loans amounting to Ps.525,839 to the Galtrust II, III, IV and V - Letras Hipotecarias.

The Bank subscribed Certificates of Participation for a face value of Ps.136,839, in which it had a 100% interest and the remaining Class A and Class B Debt Securities were subscribed for by the Bank .

As of December 26, 2002 the Galtrust III and IV financial trusts were terminated.

As of December 31, 2004 and 2003, the Bank held Certificates of Participation and Debt Securities in its portfolio for Ps. 61,588 and Ps. 68,772, respectively.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

GALICIA MORTGAGE LOANS AND SECURED LOANS TRUSTS

As part of the implementation of the Galicia Capitalization and Liquidity Plan, during May 2002, the "Galicia Mortgage Loans Financial Trust" was created, under which mortgage loans for Ps.312,774 were transferred, the Bank received in exchange Ps.234,580 in cash and certificates of participation for Ps.78,194. The trustee is ABN AMRO Bank Argentine Branch, along with thirteen domestic financial institutions acting as subscribers. In addition, the Bank has guaranteed the loans transfered to this trust.

With respect to the Secured Loans Trust the parties involved are Banco de la Provincia de Buenos Aires as beneficiary and BAPRO Mandatos y Negocios S.A., as trustee. Under this trust, secured loans for Ps.108,000 were transferred and Ps.81,000 in cash and certificates of participation for Ps.27,000 were received in exchange. As of December 31, 2004, the participation certificates in the "Galicia Mortgage Loans Financial Trust" were recorded for Ps.170,495 and the participation certificates of the "Secured Loans Trust" were Ps.44,294.

On January 10, 2005, the parties resolved to terminate the trust in advance and redeem the outstanding securities, and all the trust assets were transferred to the Bank. As a result, mortgage loans for Ps. 172,214 and Ps. 1,508 in cash were consolidated into the Bank accounts.

35. REGIONAL CREDIT CARD COMPANIES

Tarjetas Regionales S.A. is a holding company, which as of December 31, 2001, was wholly owned by Grupo Financiero Galicia S.A. through its subsidiaries Galicia Uruguay and the Bank

The December 31, 2004 financial statements of Tarjetas Regionales S.A., which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with those of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A.,. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.

Effective January 1, 2004 Tarjeta Naranja S.A. absorbed Tarjeta Comfiar S.A., which was dissolved without being liquidated to continue with the business activities carried out by it under the name of Tarjeta Naranja S.A., assuming all contingent rights and obligations of the merged company.

The percentages directly held in those companies' capital stock are as follows:

                                December 2004          December 2003
Tarjetas Cuyanas S.A.                  60%                  60%
Tarjetas del Mar S.A.              99.999%                 100%
Tarjeta Naranja S.A.                   80%                  80%
Tarjeta Comfiar S.A.                    0%                  60%

The percentages indirectly held in those companies' capital stock through the controlled entity Tarjeta Naranja S.A. are as follows:

Tarjeta Comfiar S.A.                   0%           32%

In addition, Tarjeta Naranja S.A. financial statements have been consolidated with the financial statements of Cobranzas Regionales S.A., in which it holds 87.7% of the voting stock. Furthermore, Tarjetas Cuyanas S.A. hold a 12.3% interest in that company's capital stock and voting rights.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

- Tarjetas Cuyanas S.A.:

On March 24, 2004, the Board of Directors of Tarjetas Cuyanas S.A. approved the creation of one or more financial trusts for the securitization of receivables arising from the use of credit cards issued by the Company, for which purpose fiduciary securities would be issued to place on the market.

At December 31, 2004 authorization was obtained from the National Securities Commission (CNV) to issue certificates of participation in the "Tarjeta Nevada I and II Financial Trusts" for a face value of Ps.15,000 and Ps. 16,000, respectively. As established in that Trust's offering circular supplement, the Issuing Trustee is Banco Patagonia Sudameris S.A., the Trustor, Manager and Trust Beneficiary, Tarjetas Cuyanas S.A., and the Underwriters, Banco Patagonia Sudameris S.A. and Banco Regional de Cuyo S.A.

The result of the placement was the following:

-"Tarjeta Nevada I Financial Trust": Class "A" Certificates of Participation for Ps. 12,000; Class B Certificates of Participation for Ps. 1,500 which were fully placed and Class "C" Certificates of Participation for Ps. 1,500 held by Tarjetas Cuyanas S.A. At the end of the fiscal year 2004, the Class "A" Certificates of Participation had been fully redeemed and the balance of Classes "B" and "C" was Ps. 2,802.

-"Tarjeta Nevada II Financial Trust": Class "A" Certificates of Participation for Ps. 12.000, fully placed; Class "B" Certificates of Participation for Ps. 2,400, partially placed in the amount of Ps. 1,850, the remainder for Ps. 550 being held by Tarjetas Cuyanas S.A. and Class "C" Certificates of Participation for Ps. 1,600, held by Tarjetas Cuyanas S.A

Tarjeta Nevada II Financial Trust:

On December 6, 2004, the Tarjeta Nevada Financial Trust publicly offered securities for a total amount of Ps.16 million, the underlying assets of which are receivables arising from the use of the credit cards issued by Tarjetas Cuyanas S.A. The class A certificates of participation had a face value of Ps.12 million, with a CER plus 3% interest rate (with a minimum of 8% and a maximum of 15%) and a 17-month term, and were fully subscribed. Of the class B certificates of participation for a face value of Ps.2.4 million, with a CER plus 5% interest rate (with a minimum of 10% and a maximum of 20%) and a 23-month term, Ps.0.55 million were unsubscribed. The latter, as well as class C certificates of participation for Ps. 1.6 million, that will receive the remaining profit generated by the Trust, were kept by Tarjetas Cuyanas.

- Tarjeta Naranja S.A.:

Tarjeta Naranja I-Financial Trust

In accordance with Law 24,441, on August 2, 2004 a financial trust agreement was entered into by and between Tarjeta Naranja S.A., as trustor and Banco Patagonia Sudameris S.A., as trustee, whereby the "Tarjeta Naranja I Financial Trust" was created. This trust is composed of receivables arising for the use of credit cards issued by Tarjeta Naranja S.A. for a trust amount of Ps.40,000.

The Trustor fully adhered to the Framework Agreement formulated by the Trustee under the Program, which had been authorized by National Securities Commission Resolution No. 13573 dated October 6, 2000.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

The Trust shall expire on the servicing date of all Trust Securities, which shall be redeemed exclusively with the trust assets, pursuant to issue conditions.

The Trust issued the following classes of trust securities for a face value of Ps.1: (a) Class A Participation Certificates for a face value equivalent to 80% of the total face value, that is, Ps.32,000, accruing interest at an annual nominal rate of 8%; (b) partially subordinated Class B Participation Certificates for a face value equivalent to 10% of the total face value, that is, Ps.4,000, accruing interest at an annual nominal rate of 11%; and (c) Class C Participation Certificates, for a face value equivalent to 10% of the total face value, that is, Ps. 4,000, and accruing the Trust's remaining interest.

A public offering was made to investors of the Classes A and B Participation Certificates, which were fully subscribed on August 26, 2004, while the Class C Certificates of Participation were acquired by Tarjeta Naranja S.A.

Tarjeta Naranja II-Financial Trust

On November 1, 2004, the Tarjeta Naranja II-Financial Trust publicly offered securities for a total amount of Ps. 50 million, the underlying assets of which are receivables arising from the use of the credit cards issued by Tarjeta Naranja S.A. The Trust issued : (i) class A debt securities for a face value of Ps.40 million, with a CER plus 3% interest rate (with a minimum of 8% and a maximum of 15% annual interest rate) and a 15-month term; (ii) class B debt securities for a face value of Ps.5 million, with a CER plus 5% interest rate (with a minimum of 11% and a maximum of 20% annual interest rate) and a 17-month average term; and (iii) certificates of participation for a face value of Ps.5 million, that will receive the remaining profit generated by the Trust. The debt securities were fully subscribed and the certificates were acquired by Tarjeta Naranja.

                                                        TARJETA NARANJA S.A.           TARJETAS CUYANAS S.A.
                                                     -------------------------       -------------------------
                                                     TARJETA NARANJA FINANCIAL        TARJETA NEVADA FINANCIAL
                                                               TRUST                           TRUST
                                                     -------------------------       -------------------------
Trust (1)                                               I (2)         II (3)            I(4)           II (5)
---------                                            -----------    ----------       ----------      ---------
Underlying asset.................................                     Credit-card receivables

Date of  issue of the trusts' securities.........     08-26-2004    11-03-2004       07-01-2004     12-01-2004
Maturity date of the trusts' securities..........     08-01-2005    04-22-2006       01-15-2006     12-22-2006
                                                      ----------    ----------       ----------     ----------

Interest Rate
   - Class "A" securities........................              -         CER+3%               -              -
   - Class "B" securities........................              -         CER+5%               -              -
   - Class A certificates of participation.......              8%            -                7%         CER+3%
   - Class B certificates of participation.......             11%            -               10%         CER+5%
                                                      ----------    ----------       ----------     ----------
                                                                       (in millions of pesos)

Assets transferred to the trusts.................     Ps.   40.0    Ps.   50.0       Ps.   16.9      Ps.  16.4
Securities issued
   - Debt securities - Class A...................                         40.0
   - Debt securities - Class B...................                          5.0
   - Class A certificates of participation.......           32.0                           12.0           12.0
   - Class B certificates of participation.......            4.0                            1.5            2.4
   - Certificates of participation or class "C"
certificates of
      participation..............................            4.0           5.0              1.5            1.6

(1)   All of them were authorized by the CNV.

(2) The classes A and B certificates of participation were fully subscribed. Tarjetas Naranja S.A. received the class C

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

      certificates of participation.

(3) The classes A and B debt securities were fully subscribed and the certificates were received by Tarjeta Naranja S.A. The Class A debt securities interest rate has a floor of 8% and a cap of 15%, and the Class B debt securities interest rate has a floor of 11% and a cap of 20%.

(4) The classes A and B certificates of participation were fully subscribed. Tarjetas Cuyanas S.A. received the class C certificates of participation. At the end of fiscal year 2004, the Class A certificates of participation had been fully redeemed and the balance of classes B and C certificates of participation totaled Ps.2.8 million.

(5) Ps.0.55 million of class B certificates of participation that were not subscribed as well as class C certificates of participation for Ps. 1.6 million, that will receive the remaining profit generated by the trust, were kept by Tarjetas Cuyanas S.A. The Class A certificates interest rate has a floor of 8% and a cap of 15%, and the Class B certificates interest rate has a floor of 10% and a cap of 20%.

36.SEGMENT REPORTING

The Bank has disclosed its segment information in accordance with the Statement of Financial Accounting Standards 131, "Disclosures about Segments of an Enterprise and Related Information". Operating segments are defined as components of an enterprise about which separate financial information is available and which is regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Reportable segments consist of one or more operating segments with similar economic characteristics, distribution systems and regulatory environment. The information provided for Segment Reporting is based on internal reports used by management.

The following summarizes the aggregation of Grupo Galicia's operating segments into reportable segments:

Grupo Galicia: this segment includes the income and expenses of the Holding Company, not attributable to its investments.

Insurance: includes the results of Grupo Galicia's equity interest in insurance companies. At December 31, 2004 and 2003, Grupo Galicia maintained, through its subsidiary Sudamericana Holding S.A., controlling interests in Galicia Vida Compania de Seguros S.A., Galicia Retiro Compania de Seguros S.A., Instituto de Salta Seguros de Vida S.A., Galicia Patrimoniales Compania de Seguros S.A., Sudamericana Asesores de Seguros S.A. and Medigap Salud S.A.

Other Group's Businesses: this segment includes the results of the business of Galicia Warrants S.A. and Net Investment S.A. and its subsidiaries.

Buenos Aires Metropolitan branches: corresponds to the results of the Bank's operations conducted with large corporations, small and medium-sized companies and individuals in branches located in the Federal Capital and Greater Buenos Aires (where the relatively greater economic activity occurs).

Branches throughout the rest of the country: this segment includes the results of the Bank's operations with large corporations, small and medium-sized companies and individuals in the branches located in the rest of the country.

Head office: includes the results of the Bank's operations with customers (large corporations, small and medium-sized companies and individuals) located in it, as well as the results of operations with the national and provincial public sectors.

Regional credit card companies: includes the results of the regional credit card companies. At December 31, 2004 and 2003, the Bank maintained, through its subsidiary Tarjetas Regionales S.A., controlling interests in Tarjeta Naranja S.A. (80%) in the province of Cordoba, Tarjetas

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

Cuyanas S.A. (60%) in the province of Mendoza, Tarjeta Comfiar (92% in 2003) in the Province of Santa Fe, and Tarjetas del Mar (100% in 2003 and 2002, respectively) in the Province of Buenos Aires.

International: the results of operations conducted through Galicia Uruguay Banco de Galicia (Cayman) Ltd., the New York as of January 2003 and the Cayman branches, except for the operations carried out with customers located in some of the regions mentioned above.

Other financial businesses: This segment mainly includes the results of the business of Galicia Capital Markets S.A., Galicia Valores S.A. Sociedad de Bolsa, Agro Galicia S.A. and Galicia Factoring y Leasing S.A.

Other equity investments: Includes the results of the investments made by the Bank as minority interest in a variety of infrastructure and utilities, such as Aguas Argentinas S.A., Correo Argentino S.A., Inversora Nihuiles S.A., Inversora Diamante S.A., etc.

Overhead and corporate adjustments: Includes the results of the operations that can not be allocated to the segments above and the results of the operations conducted between the aforementioned segments.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

The Group evaluates segment performance based on net income. The table below shows the segment information for continuing operations for the fiscal years ended December 31, 2004, 2003 and 2002:

                                                                 GRUPO GALICIA
                      --------------------------------------------------------------------------------------------------------
                                   Buenos       Rest of
                                   Aires         the                  Regional                 Other       Other
YEAR ENDED DECEMBER    Grupo    Metropolitan   Country       Head      Credit    Interna-   Financial     Equity     Insurance
31, 2004:             Galicia    Branches      Branches     Office     Cards      Tional    Businesses  Investments  Business
                      -------   ------------  ---------   ----------  --------   ---------  ----------  -----------  ---------
Net Financial Income   13,085        93,812      75,320    (158,612)   93,752    190,407          24         -        11,889
Net Income from
Services                    -       159,087      85,641      54,156   188,783        761       2,751         -        (4,697)
Provision for Loan
Losses                      -       (24,872)    (22,889)    130,659    20,515     86,748          71         -             -
Monetary Results            -             -           -           -         -          -           -         -             -
Operating Income       13,085       277,771     183,850    (235,115)  262,020    104,420       2,704         -         7,192
Operating Expenses     13,462       224,267     150,609      74,719   125,430     20,491       3,442         -        13,535
Monetary results of
operating expenses          -             -           -           -         -          -           -         -             -
Other Income (Loss)    (3,174)       22,930      25,681      65,565    11,982     95,116       8,459       154        11,154
Monetary results of
other income                -             -           -           -         -          -           -         -             -
Minority Interest           -             -           -           -   (22,893)   (16,099)          3         -             -
Pre-tax Income         (3,551)       76,434      58,922    (244,269)  125,679    162,946       7,724       154         4,811
Income tax provision   12,973             -           -           -    29,589          -         215         -           565
Net Income            (16,524)       76,434      58,922    (244,269)   96,090    162,946       7,509       154         4,246
Net Income as a
Percentage of
Consolidated Net
Income                     15%          (70%)       (54%)       222%      (87%)     (148%)        (7%)       -            (4%)
Average Loans of
private sector.             -     1,000,728   1,009,655     718,201   574,293    818,296           -         -             -
Average Deposits            -     2,383,718   1,657,770   1,284,934         -    538,327           -         -             -


                                      Overhead
                           Other        and
YEAR ENDED DECEMBER       Group's     Corporate   Consolidated
31, 2004:                Businesses  Adjustments      Total
                        -----------  -----------  ------------
Net Financial Income         275        (95,811)     224,141
Net Income from
Services                   4,176        (54,365)     436,293
Provision for Loan
Losses                         -              -      190,232
Monetary Results               -              -            -
Operating Income           4,451       (150,176)     470,202
Operating Expenses         5,626         (7,641)     623,940
Monetary results of
operating expenses             -              -            -
Other Income (Loss)         (424)      (135,456)     101,987
Monetary results of
other income                   -              -            -
Minority Interest              -         24,687      (14,302)
Pre-tax Income            (1,599)      (253,304)     (66,053)
Income tax provision         476              -       43,818
Net Income                (2,075)      (253,304)    (109,871)
Net Income as a
Percentage of
Consolidated Net
Income                         2%           231%         100%
Average Loans of
private sector.                -              -    4,121,173
Average Deposits               -         (6,399)   5,858,350

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)


                                                                     GRUPO GALICIA
                      -----------------------------------------------------------------------------------------------------------
                                   Buenos      Rest of
YEAR ENDED DECEMBER                 Aires        the                  Regional                  Other         Other
31, 2003:              Grupo    Metropolitan   Country       Head      Credit     Interna-     Financial     Equity     Insurance
                      Galicia     Branches     Branches     Office     Cards      tional      Businesses   Investments  Business
                      --------  ------------  ----------  ----------  ---------  ---------    -----------  -----------  ---------
Net Financial Income  (18,124)      60,872       49,962    (373,175)   55,456      186,504        (3,313)          -     33,226
Net Income from
Services                    -      135,074       73,412      48,472   159,514          482         2,053           -     (3,103)
Provision for Loan
Losses                      -       55,148       48,268     (40,434)   35,954      186,100         1,392           -          -
Monetary Results       (1,126)           -            -     (12,908)        -            -          (123)          -          -
Operating Income      (19,250)     140,798       75,106    (297,177)  179,016          886        (2,775)          -     30,123
Operating Expenses      4,766      192,973      133,007      81,445   102,301       30,971         4,529           -     15,564
Monetary results of
operating expenses          1            -            -          83         -            -             -           -          -
Other Income (Loss)     3,887       12,858       13,079     292,937    (4,467)      65,707       (23,378)    (11,958)   (10,203)
Monetary results of
other income                8            -            -       9,103      (592)         (16)         (376)          -    (11,673)
Minority Interest           -            -            -           -   (22,219)       1,162            34           -          1
Pre-tax Income        (20,120)     (39,317)     (44,822)    (76,499)   49,437       36,768       (31,024)    (11,958)    (7,316)
Income tax provision       17            -            -           -         -            -             -           -        573
Net Income            (20,137)     (39,317)     (44,822)    (76,499)   49,437       36,768       (31,024)    (11,958)    (7,889)
Net Income as a
Percentage of
Consolidated Net
Income                      9%          18%          20%         34%      (22%)        (17%)          14%          5%         4%
Average Loans of
private sector.             -      941,002      976,312     488,360   429,504    1,132,046             -           -          -
Average Deposits            -    1,805,663    1,286,810   1,321,546         -      806,981             -           -          -

                                     Overhead
YEAR ENDED DECEMBER      Other         and
31, 2003:               Group's      Corporate   Consolidated
                       Businesses   Adjustments      Total
                       -----------  -----------  ------------
Net Financial Income         (672)    156,522       147,258
Net Income from
Services                    3,985     (58,490)      361,399
Provision for Loan
Losses                          -           -       286,428
Monetary Results                -           -       (14,157)
Operating Income            3,313      98,032       208.072
Operating Expenses          5,226      (7,418)      563,364
Monetary results of
operating expenses              -           -            84
Other Income (Loss)        (3,632)   (188,503)      146,327
Monetary results of
other income                   29           -        (3,517)
Minority Interest               -      11,790        (9,232)
Pre-tax Income             (5,516)    (71,263)     (221,630)
Income tax provision            -           -           590
Net Income                 (5,516)    (71,263)     (222,220)
Net Income as a
Percentage of
Consolidated Net
Income                          2%         33%          100%
Average Loans of
private sector.                 -           -     3,967,224
Average Deposits                -     (11,268)    5,209,732

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

                                    Buenos      Rest of
                                    Aires         the                   Regional                  Other       Other
YEAR ENDED DECEMBER    Grupo     Metropolitan   Country      Head        Credit      Interna-    Financial    Equity     Insurance
31, 2002:             Galicia      Branches     Branches    Office       Cards       tional     Businesses  Investments  Business
                      --------   ------------  ---------   ----------   ---------  -----------  ----------  -----------  ---------
Net Financial Income   206,275        69,959      80,291    1,923,805    (17,248)  (1,521,688)      7,379           -     (45,179)
Net Income from
Services                    (2)      149,467      83,456       (3,341)   143,045       (2,485)      8,294           -      (5,639)
Provision for Loan
Losses                       -       238,834     249,845      822,151    105,770      231,942          34           -           -
Monetary Results      (168,482)            -           -   (1,252,484)         -            -     (16,779)          -           -
Operating Income        37,791       (19,408)    (86,098)    (154,171)    20,027   (1,756,115)     (1,140)          -     (50,818)
Operating Expenses       7,130       198,983     140,679      380,298    113,537       74,834      10,614           -      23,093
Monetary results of
operating Expenses         229         5,608       3,964       11,200          -            -           -           -           -
Other Income (Loss)     (2,819)        6,972       7,586     (607,376)   (57,631)     (88,348)     12,413     (51,143)     86,400
Monetary Results of
other
Income                     403         1,579       1,479      115,919   (261,875)      (2,128)     (1,336)          -     (14,703)
Minority Interest            -             -           -            -     77,089       73,033        (133)          -          19
Pre-tax Income          28,474      (204,232)   (213,748)  (1,014,726)  (335,927)  (1,848,392)       (810)    (51,143)     (2,195)
Income tax provision    59,244             -           -            -        397          685       5,448           -           -
Net Income             (30,770)     (204,232)   (213,748)  (1,014,726)  (336,324)  (1,849,077)     (6,258)    (51,143)     (2,195)
Absorption of Losses         -             -           -            -          -            -           -           -           -
Net Income             (30,770)     (204,232)   (213,748)  (1,014,726)  (336,324)  (1,849,077)     (6,258)    (51,143)     (2,195)
Net Income as a
percentage of
Consolidated Net
Income                       1%            7%          8%          35%        12%          64%          -           2%          -
Average Loans of
private sector.              -     1,825,997   1,698,762    9,186,731    315,175    2,235,743           -           -           -
Average Deposits             -     2,068,766   1,399,324    3,200,220          -    2,289,351           -           -           -

                                      Overhead
                           Other        and
YEAR ENDED DECEMBER       Group's    Corporate   Consolidated
31, 2002:               Businesses  Adjustments      Total
                        ----------  -----------  -------------
Net Financial Income        1,338     491,952      1,196,884
Net Income from
Services                    5,308      (2,717)       375,386
Provision for Loan
Losses                          -           -      1,648,576
Monetary Results                -           -     (1,437,745)
Operating Income            6,646     489,235     (1,514,051)
Operating Expenses          7,452      (9,106)       947,514
Monetary results of
operating Expenses              -           -         21,001
Other Income (Loss)        (4,636)    217,156       (481,426)
Monetary Results of
other
Income                     (2,428)          -       (163,090)
Minority Interest               -     122,155        272,163
Pre-tax Income             (7,870)    837,652     (2,812,917)
Income tax provision          647           -         66,421
Net Income                 (8,517)    837,652     (2,879,338)
Absorption of Losses            -   1,370,034      1,370,034
Net Income                 (8,517)  2,207,686     (1,509,304)
Net Income as a
percentage of
Consolidated Net
Income                          -         (29%)          100%
Average Loans of
private sector.                 -           -     15,262,408
Average Deposits                -     (84,856)     8,872,805

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

37.CAPITAL INCREASE

On January 2, 2004, we held an extraordinary shareholders' meeting during which our shareholders approved a capital increase (that would increase our capital up to Ps. 1,241,407,017), through the issuance of up Ps. 149.0 million preferred shares, each of them mandatorily convertible into one of our class B shares on the first anniversary date of issuance (or, if earlier, on the occurrence of a change in control ) to be exchanged for up to U$S 100.0 million of face value of subordinated notes to be issued by the Bank to its creditors in the restructuring of the foreign debt of its Head Office in Argentina and Cayman Branch, or cash from a preemptive and accretion rights offering to our share holders. On May 13, we issued 149,000,000 preferred non-voting shares, with preference over the ordinary shares in the event of our liquidation, each with a face value of one peso.The preferred shares were converted into Class B shares on May 13, 2005.( See Note 1 "Restructuring of the Bank's foreign debt".)

38.PRIOR YEAR ADJUSTMENTS

On January 30, 2004, the Argentine Central Bank released Communique "A" 4084 establishing a change of criterion for the valuation of assets delivered to the public sector. The effect of this change was recorded by the Bank as a contra equity adjustment under the Prior year adjustments caption, as established by Argentine Central Bank Communique "A" 4095.

The most significant changes include the treatment applicable to assets delivered as collateral for advances granted by the Argentine Central Bank for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02. At the option of the Bank, these assets could be excluded from the treatment foreseen in Communique "A" 3911. In this case, those assets were to be recorded at the value admitted for purposes of the creation of guarantees, under the terms of Section 15 of the above-mentioned Decree and Argentine Central Bank Communiques "A" 3717 and "A" 3756.

Communique "A" 4084 also contemplates that effective January 2004 past due and unpaid instruments issued by the public sector are to be recorded at the lower of the carrying value at December 31, 2003 or the value resulting from applying to the face value of those instruments, net of retirements or of those converted into tax options, as the case may be, the lower percentage resulting from applying the net present value method to Promissory Notes and Bonds issued by the Trust Fund for Provincial Development.

It has also been established that interest accrued since December 2001 on the public debt instruments eligible for the sovereign debt restructuring agreement is to be recognized as a counterpart under an adjustment account.

The Bank had opted to value the assets offered as collateral detailed below at the value admitted for purposes of providing the collateral.

1) 502,876 Bonds (face value) secured by the Argentine Government, issued within the framework of Decree No. 1579/02 as collateral for the advance to be requested from the Argentine Central Bank for the subscription of the Hedge bond and the exchange of deposits with the financial system, as established by Decree No. 1836/2002;

2) 153,331 Series 75 (VBY4) Argentine Republic External Notes (face value) at Badlar rate, and 127,141 Series 74 (VEY4) Argentine Republic External Notes (face value) at Survey rate, as collateral for the

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

advance to be requested from the Argentine Central Bank for the subscription of the Hedge Bond. The reason for the adoption of this valuation criterion is to get authorization to use these securities, under the terms of Sections 15 and 29 of Decree 905/02.

Given that the Argentine Government has established that External Notes are eligible for the external sovereign debt swap, and that the Bank has decided to accept that offer, as of December 31, 2004, those Bills have been valued as indicated in Note 2.3 "Unpaid and past due medium-term US dollar External Notes".

At the end of the previous year, in accordance with regulations in force at that date the Bank. had capitalized the difference arising from application of the CVS index instead of the CER to certain financing for Ps. 102,705.

As of December 31, 2004, in view of the lack of resolution on this issue, such asset was written off by the Bank, and charged to prior year results, according to the criterion established by Argentine Central Bank Communique "A" 4202, and using allowances previously set up to cover the difference.

The figures for the previous year have been modified by Banco de Galicia y Buenos Aires S.A. and Grupo Galicia for comparative purposes.

The prior year adjustment disclosed in the Statement of Changes in Shareholders' Equity for comparative purposes is composed of a gain adjustment of Ps. 40,758 derived from the application of the deferred tax method for calculating income tax and a loss of Ps. 37,792.

During 2004, the Bank recorded prior year adjustments. The consolidated Grupo Galicia's above mentioned prior adjustments due to the following changes in accounting criterion established by the Argentine Central Bank are as follow:

                            Adjustment to prior year
Assets                                results
------                      ------------------------
BOGAR                                 61,588
External Notes                       (32,673)
CER/CVS compensation                 (71,869)
Total                                (42,954)

39. SUBSEQUENT EVENTS

Galicia Consumer Loan Financial Trust

At the meeting held on October 21, 2004, the Board of Directors of the Bank authorized the creation of Galicia Consumer Loan Financial Trust. This trust has been set up under the "Universal Loan Securitization Program for the Issuance of Debt Securities and/or Certificates of Participation in Financial Trusts" approved by the CNV through Resolution 13334 dated April 6, 2000, Deutsche Bank S.A. acting as financial trustee. The Bank has transferred to the Trust its consumer loan portfolio for a total amount of up to Ps. 41,529, Class A financial debt securities for a face value of Ps. 33,223, Class B financial debt securities for a face value of Ps. 5,191 and Certificates of Participation for a face value of Ps. 3,115 having been issued.

On January 11, 2005, the term for placing those securities expired. The Bank received Ps. 34,611 in cash, Class B financial debt securities for a face value of Ps. 2,927 and Certificates of Participation for a face value of Ps. 3,115.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

Galicia Commercial Mortgages Trust

On October 28, 2004, the Board of Directors of the Bank authorized the creation of a denominated trust "Financial Trust Galicia Commercial Mortgages". This trust has been set up under the "Universal Loan Securitization Program for the Issuance of Debt Securities and/or Certificates of Participation in Financial Trusts" approved by the National Securities Commission (CNV) through Resolution No. 13334 dated April 6, 2000, acting Deutsche Bank S.A. as financial fiduciary. On February 21, 2005, the Bank has transferred to the Trust portfolio constituted by commercial mortgage loans amounted to Ps. 29,059, Class A financial debt securities for a face value of Ps. 24,119 and Certificates of Participation for a face value of Ps. 4,940 having been issued.

On April 5, 2005, the term for placing those securities expired. The Bank received Ps. 23,969 in cash, and Certificates of Participation for a face value of Ps. 4,940.

40. DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK RULES AND PROFESSIONAL ACCOUNTING STANDARDS

Grupo Galicia's accounting policies and financial statement presentation generally conform to the rules prescribed by the Argentine Central Bank which prescribes the reporting and disclosure policies for all banks in Argentina.

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

INVESTMENT SECURITIES

As of December 31, 2004 and 2003, Grupo Galicia's had classified as investment securities, the portion of its BODEN 2012, received in compensation from the Argentine Central Bank. These securities are recorded at technical value and increased on the basis of interest accrued under the relative terms and conditions, and the balance in foreign currency is converted into pesos at the reference exchange rate published by the Argentine Central Bank on the last business day of the fiscal year. Under Argentine GAAP applicable to enterprises in general, these securities should be marked to market with the resulting gain or loss reflected in the income statement.

COMPENSATION TO BE RECEIVED FROM THE NATIONAL GOVERNMENT

As of December 31, 2004 and 2003, the Group has accounted for BODEN 2012, recognizing the right to receive in compensation from the Argentine Central Bank, as "Compensation to be Received from the National Government," under "Other Receivables Resulting from Financial Brokerage". These assets are recorded at technical value increased on the basis of interest accrued under the relative terms and conditions, and the balance in foreign currency is converted into pesos at the exchange rate published by the Argentine Central Bank on the last business day of the fiscal year. Under Argentine GAAP, these assets should be accounted for at the market value of the securities to be received with the resulting gain or loss reflected in the income statement.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

The Bank has written off the compensation amount for asymmetric indexation through a prior year adjustment, according to the criterion established by the Argentine Central Bank Communique "A" 4202 (see note 38). Under professional accounting standards, that compensation amount should be written off against the results for the year.

SECURED LOANS

On November 6, 2001, Grupo Galicia presented its offer in connection with the exchange of Argentine government securities for secured loans, as established by Decree No. 1387/01 issued by the Argentine government. The inception value of the secured loans was determined taking into account the exchange ratio established by the Ministry of Economy (face value plus interest accrued until November 6, 2001, less coupons receivable until November 30, 2001), whereas the securities delivered in exchange were written off at their book value, net of the servicing of principal and interest receivable between November 6 and 30, 2001. Under Argentine GAAP, that exchange should be accounted for at the market value of the securities exchanged with the resulting gain or loss reflected in the income statement. (see desciption in note 2.3).

Furthermore, as established by Decree 1579/02 the Bank and the FFDP exchanged loans to the provincial governments for Provincial Secured Loans (BOGAR) which as of December 31, 2004 and 2003 have been disclosed under Unlisted Government Securities. The Bank valued those assets at the lower of present or technical value, as established by Argentine Central Bank Communique "A" 3911, except for those used as collateral for advances granted by the Argentine Central Bank for the subscription of the bonds foreseen in Sections 10, 11 and 12 of Decree 905/02.

Under Argentine GAAP, the Provincial bonds should be valued at market value. No significant volumes of these securities have been traded on the market. The known market values may not be representative of the realizable value of those assets.

ACCOUNTING DISCLOSURE OF EFFECTS GENERATED BY COURT DECISIONS ON DEPOSITS

As of December 31, 2004, the Group carries an asset for Ps. 451,428 ( original value of Ps. 650,318 net of accumulated amortization of Ps.198,890) under "Intangible assets - Organization and development expenses", for the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25,561, Decree No. 214/02 and complementary rules, as established by Argentine Central Bank Communique "A" 3916, which is being amortized over 60 months. Under professional accounting standards, such asset is to be recorded as a receivable and valued on the basis of the best estimate of the recoverable amounts and recovery terms.

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

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

ACCOUNTING FOR INCOME TAX ACCORDING TO THE DEFERRED TAX METHOD

The Bank determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results.

Under Argentine GAAP applicable in the Autonomous City of Buenos Aires, income tax must be recognized according to the deferred tax method and, therefore, deferred tax assets or liabilities calculated on those timing differences must be recognized. In addition, unused tax loss carry-forwards or fiscal credits subject to deduction from taxable income in future fiscal years should be recognized as deferred assets, provided that taxable income is likely to be generated. Application of this criterion would lead to an increase of approximately Ps. 300,000 in assets.

RESTATEMENT TO CONSTANT CURRENCY

The financial statements of the Bank have given recognition to the effects of the variations in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No. 19) of the FACPCE. As provided for by National Executive Branch Decree 664/2003, Argentine Central Bank Communique "A" 3921 and CNV Resolution No. 441/03, the Bank discontinued the application of that method and, therefore, did not recognize the effects of the variations in the purchasing power of the currency as from March 1, 2003.

As established by MD Resolution No. 41/2003 of the CPCECABA, under Argentine GAAP the application of this method has been discontinued since October 1, 2003.

Nevertheless, taking into account that the variation in the IPIM was a deflation rate of approximately 2% during the March-September 2003 period, the effects derived from failure to recognize those variations in the financial statements of Banco the Bank have not been significant.

41. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE CENTRAL BANK RULES AND UNITED STATES ACCOUNTING PRINCIPLES

The following is a description of the significant differences between Argentine Banking GAAP and those applicable in the United States under generally accepted accounting principles ("U.S. GAAP"). References below to "SFAS" are to United States Statements of Financial Accounting Standards.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

The differences below do not include the reversal of the adjustments to the financial statements for the effects of inflation required under Argentine Banking GAAP, as the application of inflation accounting represents a comprehensive measure of the effects of price level changes in the Argentine economy and as such, is considered a more meaningful presentation than historical-based financial reporting for U.S. GAAP purposes.( See note 2.1 "Unit of Measurement")

a. INCOME TAX

Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and therefore income taxes for Banco Galicia are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia's non-bank subsidiaries apply the net deferred income tax method. As a result, the Grupo Galicia's non-bank subsidiaries have recognized a deferred tax asset at December 31, 2004 and 2003.

For the purposes of U.S. GAAP reporting, Grupo Galicia applies SFAS No. 109 "Accounting for Income Taxes". Under this method, income taxes are recognized based on the assets and liability method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax bases of the Grupo Galicia's assets and liabilities. Deferred tax assets are recognized if it is more likely than not that such assets will be realized.

Deferred tax assets (liabilities) are summarized as follows:

                                                                    DECEMBER 31, 2004
                                                      ------------------------------------------------
                                                         SFAS 109          SFAS 109
                                                        applied to        applied to
                                                      Argentine GAAP      U.,S. GAAP
                                                         balances        adjustments        SFAS 109
                                                      --------------    --------------   -------------
Deferred tax assets
Allowance for loan losses - private sector..........      127,416             (14,124)         113,292
Allowance for loan losses - public sector...........            -             344,773          344,773
Compesation and Hedge Bond..........................     (480,009)            633,076          153,067
Amortization of intangible assets...................            -                   -                -
Impairment of intangible assets.....................            -               2,508            2,508
Allowance for equity in other companies.............       20,317                   -           20,317
Impairment of fixes assets and forecloses assets....            -              22,528           22,528
Liabilities.........................................      (27,981)                             (27,981)
Provision for contingencies.........................      151,154                   -          151,154
Others..............................................       12,237             295,373          307,610
Loss carry forward..................................      383,519                   -          383,519
                                                      -----------       -------------    -------------
Total gross deferred tax assets.....................  Ps. 186,653       Ps. 1,284,134    Ps. 1,470,787
Deferred tax liabilities:

Investments.........................................  Ps.               Ps.              Ps.
Amortization of intangible assets...................       69,611             (10,121)          59,490
Depreciation of fixed assets........................        9,956                   -            9,956
                                                      -----------       -------------    -------------
Total gross deferred tax liabilities................  Ps.  79,567       Ps.   (10,121)   Ps.    69,446

                                                      -----------       -------------    -------------
Net deferred income tax asset before valuation
allowance...........................................  Ps. 266,220       Ps. 1,274,013    Ps. 1,540,233
                                                      -----------       -------------    -------------
Valuation allowance.................................     (249,469)         (1,274,013)      (1,523,482)
                                                      -----------       -------------    -------------
Net deferred income tax.............................  Ps.  16,751       Ps.         -    Ps.    16,751
                                                      -----------       -------------    -------------

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)


                                                                    DECEMBER 31, 2003
                                                    -------------------------------------------------
                                                       SFAS 109
                                                      applied to        SFAS 109
                                                    Argentine GAAP  applied to U.S.
                                                       balances     GAAP adjustments      SFAS 109
                                                    --------------  ----------------   --------------
Deferred tax assets
Allowance for loan losses - private sector........          3,526         (21,029)           (17,503)
Allowance for loan losses - public sector.........              -         611,965            611,965
Compensation and hedge bonds......................       (881,190)        892,732             11,542
Impairment of intangible assets...................              -           3,773              3,773
Liabilities.......................................         (7,911)              -             (7,911)
Impairment of real estate properties..............              -          23,016             23,016
Loss carry forward................................        886,519               -            886,519
Provision for contingencies.......................        161,210               -            161,210
Other.............................................        (11,756)        149,214            137,458
                                                      -----------   -------------      -------------
Total gross deferred tax assets...................    Ps. 150,398   Ps. 1,659,671      Ps. 1,810,069
Deferred tax liabilities:
Depreciation of fixed assets......................    Ps.  18,891   Ps.         -      Ps.    18,891
Amortization of intangible assets.................         25,508          (2,776)            22,732
                                                      -----------   -------------      -------------
Total gross deferred tax liabilities..............    Ps.  44,399   Ps.    (2,776)     Ps.    41,623

                                                      -----------   -------------      -------------
Net deferred income tax asset before valuation
allowance.........................................    Ps. 194,797   Ps. 1,656,895      Ps. 1,851,692
                                                      -----------   -------------      -------------
Valuation allowance...............................       (156,445)     (1,656,895)        (1,813,340)
                                                      -----------   -------------      -------------
Net deferred income tax...........................    Ps.  38,352   Ps.         -      Ps.    38,352
                                                      -----------   -------------      -------------

                                                                   DECEMBER 31, 2002
                                                    -----------------------------------------------
                                                       SFAS 109         SFAS 109
                                                      applied to       applied to
                                                    Argentine GAAP     U.S. GAAP
                                                       balances        adjustments        SFAS 109
                                                    --------------   --------------     -------------
Deferred tax assets
Allowance for loan losses - private sector........        294,369          (16,728)           277,641
Allowance for loan losses - public sector.........              -          527,363            527,363
Compensation and hedge bonds......................     (1,271,222)       1,472,173            200,951
Impairment of intangible assets...................              -           10,888             10,888
Impairment of fixed assets and foreclosed assets..              -           23,504             23,504
Liabilities.......................................         35,291                -             35,291
Provision for contingencies.......................        128,941                -            128,941
Other.............................................         (9,321)          15,561              6,240
Loss carry forward................................      1,230,668                -          1,230,668
                                                      -----------                       -------------
Total gross deferred tax assets...................    Ps. 408,726    Ps. 2,032,761      Ps. 2,441,487
Deferred tax liabilities:
Depreciation of fixed assets......................    Ps.  (1,612)   Ps.         -      Ps.    (1,612)
Amortization of intangible assets.................         (2,657)             (78)            (2,735)
Foreign exchange..................................        (54,132)               -            (54,132)
                                                      -----------                       -------------
Total gross deferred tax liabilities .............    Ps. (58,401)   Ps.       (78)     Ps.   (58,479)

                                                      -----------                       -------------
Net deferred income tax asset before valuation
allowance.........................................    Ps. 350,325    Ps. 2,032,683      Ps. 2,383,008
                                                      -----------                       -------------
Valuation allowance...............................       (404,457)      (2,032,683)        (2,437,140)
                                                      -----------                       -------------
Net deferred income tax...........................    Ps. (54,132)   Ps.         -      Ps.   (54,132)
                                                      -----------    --------------     -------------

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax, calculated on the basis of U.S. GAAP for the years ended December 31, 2004, 2003 and 2002:

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

                                                                                        DECEMBER 31,
                                                                         -----------------------------------------
                                                                             2004           2003           2002
                                                                         ------------   ------------   -------------
Statutory income tax rate.............................................             35%           35%              35%
Tax provision computed by applying the statutory rate to
the income before taxation calculated in accordance with U.S. GAAP....   Ps.   12,018   Ps. 242,530    Ps.   171,120
Tax exempt income.....................................................       (266,452)     (827,978)      (1,249,801)

Reversal of deferred income taxes under U.S. GAAP.....................              -             -                -
Reversal of deferred tax set-up under Argentine GAAP..................              -             -                -
Valuation allowance (1)...............................................        289,858       623,800        1,145,103
Other.................................................................              -             -                -
                                                                         ------------   -----------    -------------
Actual tax provision under U.S. GAAP..................................   Ps.   35,424   Ps.  38,352    Ps.    66,422
                                                                         ============   ===========    =============

Valuation Allowance: For 2004 and 2003 the Group had significant accumulated tax loss and uncertainties with respect to the generation of taxable income sufficient enough to absorb such deferred tax assets. This situation constitutes significant negative evidence under FAS 109 as to the realizability of deferred tax assets and thus, a valuation allowance would be required for all deferred tax assets that are not assured of realization by either (1) carryback to prior years or (2) reversal of existing taxable temporary differences.

For the three years ended December 31, 2004, the Bank provided a full reserve of its deferred tax assets after netting the reversal of temporary deferred tax liabilities. Based on the Argentine Income Tax Law there are no provisions that allow the Company to carryback tax losses to prior years. In addition and following the principle above, the Bank fully reserved its Presumptive Minimum Income Tax ("PMIT") carryforwad.

The Group has recognized deferred tax assets related to its non-bank subsidiaries due to the fact that such subsidiaries generated separate return taxable income for the years ended December 31, 2004 and 2003.

b. COMMISSIONS ON LOANS

Under Argentine Banking GAAP, the Bank does not defer certain loan origination costs relating to credit cards. In accordance with U.S. GAAP under SFAS 91, loan origination fees net of certain direct loan origination costs should be recognized over the life of the loan as an adjustment of yield.

c. INTANGIBLE ASSETS

AMORTIZATION OF DEFERRED EXPENSES FOR SETTING UP BRANCHES

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

GOODWILL

Goodwill recorded on the purchase of regional credit card companies is being amortized in 10 years for Argentine Banking GAAP purposes. Before the issuance of SFAS 142 under U.S. GAAP, a 5 year

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

amortization period was elected to represent the period benefited by the intangible asset in accordance with APB 17. For the purposes of U.S. GAAP, goodwill is not amortized. Furthermore, goodwill is reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For U.S. GAAP, Grupo Galicia has recorded an impairment of goodwill in its financial statements as of December 31, 2001.

Subsequent to the impairment recorded under U.S. GAAP in 2001, the Group has written off different goodwill amounts under Argentine Banking GAAP that has been reversed for U.S. GAAP purposes since such written offs were considered in the impairment charge.

Amortization expenses, under Argentine Banking GAAP have been reversed for U.S.GAAP purposes.

SOFTWARE COSTS

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

Before the issuance of SAB 103, Grupo Galicia, following the guidelines established by article 202 of the Commercial Companies Law, has deducted from the Share Issuance Premiums the organizational costs related to the exchange offer and the issuance of shares conducted in July 2000. Under U.S. GAAP and following the guidelines established by SAB 50, organizational costs such as legal, printing and other costs related to the exchange offer and the issuance of shares are considered to be an intangible asset and a 5 year amortization period was elected to represent the period benefited by the intangible asset. The audit fees related to this these transactions have been expensed, in accordance with U.S. GAAP.

In May 2003, the SEC issued SAB 103 related to the accounting treatment for costs incurred to register securities issued for the formation of one-bank holding companies which supersedes SAB 50. Under SAB 103 exchange offer costs should be expensed as incurred as mentioned in SOP 98-5 "Reporting on the Costs of Start-Up Activities". Therefore the remaining outstanding balance related to the Exchange Offer costs have been expensed for US GAAP purposes in the fiscal year ended December 31, 2003.

d. LOAN LOSS RESERVES

The Bank's accounting for its loan loss reserve differs in some respects with practices of U.S. based banks. The most significant differences follow:

      (i) LOAN CHARGE OFFS AND RECOVERIES

The Bank records recoveries on previously charged-off loans directly to income and records the amount of charged-off loans in excess of amounts specifically allocated as a direct charge to the income statement. The Bank does not partially charge off troubled loans until final disposition of the loan, rather, the allowance is maintained on a loan-by-loan basis for its estimated settlement value. The banking industry practice in the United States is to account for all charge off and recovery activity through the allowance for loan loss account. Further, loans are generally charged to the allowance account when all or part of the loan is considered uncollectible. In connection with loans in judicial proceedings, resolution through the judicial system may span several years. Loans in judicial proceedings, greater than three years at December 31, 2004, 2003 and 2002, amounted to Ps. 63,397, Ps.195,003 and Ps. 323,104, respectively.
Under US GAAP purposes these loans were completely provisioned. The Bank also classified loans, many of which are in judicial proceedings, which amounted approximately Ps.85,500, Ps.324,900 and Ps. 198,200 as of December 31, 2004, 2003 and 2002, respectively, as uncollectible,

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

although the Bank may hold preferred guarantees. Under U.S. GAAP these loans would have been charged off. Therefore the balance of loans and allowance for loan losses would be decreased by these amounts. The Bank's practice does not affect the accompanying Statements of Operations as the Bank's reserve contemplates all losses inherent in those troubled loans.

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

The Argentine Central Bank provided that the gain arising from the difference between the carrying value of the secured loans and the book value of the securities exchanged must be recorded in an asset adjustment account and charged to income on a monthly basis, in proportion to the term of each of the secured loans received.

Subsequently, Decree No. 644 dated April 18, 2002 established the conversion to pesos of the Secured Loans originally denominated in US dollars at the exchange rate of Ps. 1.40 per US dollar, pursuant to Section 1 of Decree No. 471/02, setting new interest rates to be accrued by those secured loans, as established by Section 3 of Decree No. 471/02.

In accordance with U.S.GAAP, specifically the Emerging Issues Task Force No. 01-07 ("EITF 01-07"), satisfaction of one monetary asset (in this case a loan or debt security) by the receipt of another monetary asset (in the case a secured loan) for the creditor is generally based on the market value of the asset received in satisfaction of the debt (an extinguishment). In this particular case, the secured loan being received is significantly different in structure and in interest rates than the debt securities swapped. Therefore, the fair value of the loans was determined on the balance sheet date based on the contractual cash flows of the loan received discounted at an estimated market rate. The estimated fair value of the loan received will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss. The difference between the cost basis and amounts expected to be collected will be amortized on an effective yield basis over the life on the loan.

      (iii) LOANS / BONDS - NON-FINANCIAL PROVINCIAL PUBLIC SECTOR

As of December 31, 2002, the Group offered to exchange certain loans to Argentine provincial governments for loans or securities of the Argentine national government, however the exchange was finalized in 2003. As of December 31, 2001 these loans were considered to be impaired under U.S. GAAP in accordance with Statement of Financial Accounting Standards No. 114. Accordingly, the Group established an allowance for loan losses on loans to Argentine provinces as of December 31, 2002.

In 2003, the Bank tendered in the exchange under Decree No.1579/02 its portfolio of loans to provincial governments and pursuant to the option provided by section 3, subsection k of the Decree, opted to receive promissory notes, valued in accordance with Argentine Central Bank Communique "A" 3911. The Bank received BOGAR for the provincial loan for which the exchange had been completed at the close of the fiscal year, despite having opted to receive promissory notes.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

For U.S. GAAP purposes, since December 31, 2003 and in accordance with EITF 01-07, satisfaction of one monetary asset of the creditor (in this case a loan) by the receipt of another monetary asset (in this case BOGAR) is generally based on the market value of the asset received in satisfaction of the loan. In this particular case, the BOGAR being received is significantly different in structure and in interest rates than the loans swapped. Therefore, such amounts should initially be recognized at their market value. The estimated fair value of the securities received will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss. The difference between the cost basis and the amount expected to be collected will be amortized on an effective yield basis over the life of the bond.

These BOGAR are classified by the Bank for U.S. GAAP purposes, as available for sale securities and subsequently recognized at market with the unrealized gain or loss recognized as a charge or credit to equity through other comprehensive income. In connection with estimating the fair value of the BOGAR, the Bank used quoted market values. Because of the low trading volume of these securities and as such, the quoted market values may not represent the actual price in a sale between a willing buyer and a willing seller.

In 2004 BOGAR securities were offered by the Bank to guarantee hedge bonds. Pursuant to Comunique "4084" securities offered to guarantee hedge bonds should be recorded at the value allowed for purposes of the creation of guarantees. Following the same rule the Central Bank required all banks in Argentina to reflect the change in the BOGAR value as an adjustment to prior year retained earnings.

For US GAAP purposes the adjustment to retained earnings was reversed pursuant to ABP 20. (See Note 41 (h) "Prior year adjustments")

      (iv) IMPAIRED LOANS - NON-FINANCIAL PRIVATE SECTOR AND RESIDENTS ABROAD

For the purposes of reporting under U.S. GAAP, the Bank adopts Statement of Accounting Standards No. 114, "Accounting for Creditors for Impairment of a Loan" ("SFAS 114") as amended by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" ("SFAS 118"). SFAS 114, as amended, requires that the allowance of an impaired loan be based on the present value of expected future cash flows discounted at the loan's effective interest rate fair value of the loan or the fair value of the collateral, if the loan is collateral dependent. Under SFAS 114, a loan is considered impaired when, based on current information, it is probable that the borrower will be unable to pay contractual interest or principal payments as scheduled in the loan agreement. SFAS 114 applies to all loans except smaller-balance homogeneous consumer loans, loans carried at the lower of cost or fair value, debt securities, and leases.

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

The following information relates to the Bank's impaired loans:

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
                  (Expressed in thousands of Argentine pesos)

                                                                                    DECEMBER 31,
                                                                   ------------------------------------------------
                                                                       2004             2003             2002
                                                                   -------------   --------------   ---------------
Total impaired loans...........................................    Ps.   776,973   Ps.  1,852,711   Ps.   2,231,097

Average impaired loans during the year.........................        1,421,478        2,110,583         2,991,688

Total impaired loans with no allowance under US GAAP...........           35,051           49,492           104,244

Cash payments received for interest on impaired loans,
Recognized as income...........................................            4,341            3,339             1,660

Allowance for impaired loans under SFAS 114....................          379,484          953,767         1,031,492

In addition, the Bank has performed a migration analysis for consumer loans and all performing commercial loans following the SFAS 5 considerations.

As of December 2002, the result of the migration analysis, showed that the Bank has provided for loan losses in excess of this analysis for Ps.112,976. For U.S. GAAP purposes, this amount of provision has been reversed.

As of December 31, 2004 and 2003, the result of the migration analysis, shows that the bank provided for loan in the range established by the analysis described above.

      (v) CREDIT CARD LOANS

Grupo Galicia establishes its reserve for credit card loans based on the past due status of the loan. All loans greater than 180 days have been reserved at 50%, in accordance with the rules established by the Argentine Central Bank. Under U.S. GAAP, loans greater than 180 days past due should be charged off. As a result, under U.S. GAAP the charge offs of the credit card portfolio has been increased as of December 31, 2004, 2003, and 2002, by Ps. 4,590, Ps. 4,985 and Ps. 31,928, respectively.

e. GOVERNMENT SECURITIES AND OTHER INVESTMENTS

      (i) INVESTMENT SECURITIES

The Bank's government securities and certain other securities that are included under the caption "investment accounts" under Argentine Banking GAAP, are considered as "available for sale" under U.S. GAAP.

Under Argentine Banking GAAP, such securities are valued at cost plus accrued interest where as under US GAAP, these securities are valued at its market value. Unrealized gains and losses are included in other comprehensive income net of taxes.

      (ii) HEDGE BONDS ISSUED IN CONNECTION WITH THE COMPENSATION FOR FOREIGN CURRENCY POSITION, COMPENSATORY BONDS RECEIVED AND TO BE RECEIVED IN CONNECTION WITH THE COMPENSATION FOR "ASYMMETRIC PESIFICATION".

Argentine Central Bank's Communique "A" 3650 established the regulations necessary to implement the provisions of Decree No. 905/02 in connection with the compensation of the negative effects of the conversion into pesos at different exchange rates of financial institutions' assets and liabilities and the resulting foreign currency mismatches left in their respective balance sheets.

As of December 31, 2004 the Compensatory Bond and Hedge Bond to be received, subject to the final resolution of unresolved matters with the Argentine Central Bank amounted to U$S 2.189,7 million (Compensatory Bond and Hedge Bond amounting to U$S 994.6 million and 1,195.1 respectively). In March 2005, the Bank agreed with the Argentine Central Bank the amount of the compensatory and

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
                  (Expressed in thousands of Argentine pesos)

hedge bond to be received in the amount of US$ 2,178.0 million (compensation bond US$ 906.3 million and hedge bond US$ 1271.7 million). The difference in the agreed amount and the carrying value of the compensatory Bonds at December 31, 2004 did not impact the U.S. GAAP financial results of the Bank.

At December 31, 2004 and 2003, the amount of Ps. 4,732,288 and Ps. 4,629,595, respectively for the compensatory and the hedge bond to be received from the National Government was recorded in Other receivables resulting from financial brokerage under the caption "Compensation to be received from the National Government", while at December 31, 2004, Ps. 601,264 for the securities received for the compensation, were recorded in Government securities - Holdings in investment accounts. Furthermore during 2004 the Bank entered into repurchase transaction amounting to Ps. 374,793 that has been recorded under Other receivables resulting from financial brokerage under the caption - Forward purchases of securities under repo transactions and under Miscellaneous Receivables.( See Note 41 (s) " Repos and Reverse Repos").

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

Under U.S. GAAP, the right to purchase the Hedge Bond is not considered an asset under Financial Accounting Standards Board Statement of Concepts No, 6 Elements of Financial Statements (CON 6). Under CON 6, assets are defined as "...probable future economic benefits obtained or controlled by an entity as a result of past transactions or events". In addition, one of the three essential characteristics of an asset includes that an entity can obtain the benefit and controls others' access to it. As of December 31, 2004 and 2003, the Bank cannot obtain the benefit of the Hedge Bond to be purchased until such time as the transaction becomes approved by the Argentine Central Bank and the Bank remits funds to the Argentine Central Bank. The liability under U.S. GAAP would be recognized when the Bank enters into the financing arrangement.

In connection with the compensatory bonds received or receivable by the Bank, such amounts should initially be recognized at their market value.

Compensatory Bonds received by the Bank are classified as available for sale and are carried at estimated market value with the unrealized gain or loss recognized as a charge or credit to equity through other comprehensive income. In connection with estimating the fair value of the Compensatory Bonds, the Bank used quoted market values.

Under US GAAP, the activity of the compensation bonds received or receivable have been reflected in the income statement considering that the compensation bonds were adjusted to its market value. The activity includes (1) the effect of the exchange rate between the argentine pesos and the US dollars for the Compensation Bond to be received, (2) the cancellation of certain amounts related to the disputes

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
                  (Expressed in thousands of Argentine pesos)

with the Central Bank and (3) the payments made in satisfaction to the deposits held in Uruguay, and foreign debt restructuring.

      (iii) EXTERNAL NOTES

Under US GAAP, Argentine Republic External Notes are classified as available for sale securities and recorded at market value, with the respective gain or loss being charged to the results for the year or to equity through "Other Comprehensive Income" unless any declines are considered "other than temporary decline" where such decreases in values are charged to income. The Bank determined that the carrying values as of December 31, 2002 was a reasonable estimate of their market values primarily from their ability and practice of offsetting amounts against taxes, including value-added taxes.

Subsequently, during the fiscal year ended December 31, 2003, the national government suspended the abbility offset tax obligations with public debt securities. The Bank concluded that these obligations were impaired for US GAAP purposes and an other than temporary loss amounting to Ps. 378,996 was recognized.

As of December 31, 2003, in order to estimate fair value of these securities the Bank considered the collateral value assigned to Argentine Republic External Notes by the Argentine Central Bank for purposes of extending credit for the purchase of BODEN 2012.

On November 4, 2004 the Superintendence of Financial Institutions informed the Bank that External Notes cannot be used as collateral for the advance to subscribe the Hedge Bond, and they have to be valued pursuant to Communiques "A" 3911 and "A" 4084 as fully described in Note 2.3 "Government and Corporate Securities - Unpaid and past due medium-term US dollar External Notes" .

On January 2005, the Bank accepted the offer to exchange its External Notes, for "Discount Bonds in pesos" and "GDP-linked marketable securities" issued under Argentine debt restructuring. The Bank will receive the new instrument for an original principal amount equal to 33.7% for the External Notes carrying value at December 31, 2004.

Under US GAAP, the change in estimated fair value of the External Notes for the year ending December 31, 2004 was considered an other than temporary decline in available-for-sale securities pursuant to EITF 03-01. Therefore, the Bank recorded an impairment charge of Ps.163,344.

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

Grupo Galicia's assets and liabilities would be increased by approximately Ps. 799,808, Ps.598,544, and Ps.480,774, had U.S. GAAP been applied at December 31, 2004, 2003 and 2002, respectively.

g. DERIVATIVE INSTRUMENTS

Under Argentine Central Bank rules, the Bank accounts for derivatives in memorandum accounts off the balance sheet.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
                  (Expressed in thousands of Argentine pesos)

Under U.S. GAAP, the Bank accounts for derivative financial instruments in accordance with SFAS 133 as amended by SFAS 137, SFAS 138 and SFAS 149.

SFAS No. 133 establishes the standards of accounting and reporting derivative instruments, including certain derivative instruments embedded within contracts (collectively referred to as derivatives) and hedging activities. This statement requires institutions to recognize all derivatives in the balance sheet, whether as assets or liabilities, and to measure those instruments at their fair value. If certain conditions are met, a derivative may be specifically designated as
(a) a hedge for the exposure to changes in the fair value of a recorded asset or liability or unrecorded firm commitment, (b) a hedge for the exposure of future cash flows and (c) a hedge for the exposure of foreign currency. If such a hedge designation is achieved then special hedge accounting can be applied for the hedged transactions, that will reduce the volatility in the income statement to the extent that the hedge is effective. In order for hedge accounting to be applied the derivative and the hedged item must meet strict designation and effectiveness tests.

As of December 31, 2004 and 2003, Grupo Galicia has no derivative contracts under U.S. GAAP. The written put options mentioned in note 30 to these financial statements are considered financial guarantees for U.S. GAAP purposes and it had been valuated under FIN 45. (See note 30 and 41.p.)

h. ADJUSTMENT TO PRIOR YEAR RESULTS

As fully described in Note 38, under Argentine Banking GAAP, the Group recorded adjustments to prior year results as contra equity adjustments. Under US GAAP, APB 20 generally prohibits retroactive restatement of prior year financial statements to reflect accounting changes. As a result, the Group recorded through the year results the amounts reflected as restatement of prior year results.

i. COMPENSATION RELATED TO THE PAYMENT OF DEPOSITS

Financial institutions have asked to the government that they be compensated for the losses generated from the payment of deposits pursuant to judicial orders at the free market exchange rate, which was greater than that established by the government for conversion into pesos the financial institutions' assets and liabilities.

Through Communique "A" 3916, the Argentine Central Bank allowed the recording of an intangible asset for the difference between the amount paid by financial institutions pursuant to judicial orders and the amount resulting from the conversion into pesos of the dollar balance of the deposits reimbursed at the Ps.1.40 per US dollar exchange rate (adjusted by CER and interest accrued until the date of the reimbursement). The corresponding amount must be amortized over 60 months beginning April 2003. As of December 31, 2004 and 2003, the amount recorded under "Intangible Assets", net of accumulated amortization, was Ps. 451,428 and Ps.487,020 respectively. As of December 31, 2002, this difference has been recorded under "Other Receivables resulting from Financial Brokerage amounting to Ps.446,756.

As of the date of preparation of these financial statements, the Supreme Court has not taken any measures to compensate for the relative issues.

Under U.S. GAAP, the right to obtain this compensation is not considered an asset under Financial Accounting Standards Board Statement of Concepts No. 6 Elements of Financial Statements (CON 6).

j. TRANSFERS OF FINANCIAL ASSETS

Financial trust "Galtrust I"

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
                  (Expressed in thousands of Argentine pesos)

The financial trust "Galtrust I" was created in October 2000 in connection with the securitization of provincial loans for a total amount of Ps.1,102 million. The securitized loans were from the portfolio of loans granted to provincial governments, guaranteed by the federal tax revenues shared with the provincial governments. This trust was recorded under Argentine Central Bank rules in the "Other Receivables from Financial Brokerage", account in the financial statements and its balance as of December 31, 2004, 2003 and 2002, was Ps. 665 million, Ps.646 million and Ps.686 million, respectively. The Bank considers this transaction as a sale under U.S. GAAP, in accordance with FAS 140. Galtrust I debt securities and certificates retained by the Bank are considered as "available for sale securities" under U.S. GAAP and the unrealized gains (losses) on these securities are reported as an adjustment to shareholders' equity, unless unrealized losses are deemed to be other than temporary in accordance with Emerging Issues Task Force No. 99-20. The unrealized loss on the retained interests at December 31, 2001 has been deemed to be other than temporary and such loss has been charged to income. The retained interests were initially recorded based on their allocated book value using the relative fairvalue allocation method.

During 2002, the portfolio of loans included and the related retained interest in Galtrust I were subject to the pesification. As a result the retained interest in the trust was converted to pesos at an exchange rate of 1.40 to 1 and the interest rate for their debt securities changed to CER plus 2%. During 2003 Galtrust I had swapped its provincial loans for Secured Bonds (BOGAR). (See
Note 41 d. (iii))

For purposes of estimating the fair value of the retained interests in the securitization trusts valuation models were used which consider certain assumptions in estimating future cash flows and a rate under which the cash flows are discounted.

The credit risk reflected by the subordination of the B and C note was taken into account in the discount rate applied by the Bank. The discount rates used as of December 31, 2004, 2003 and 2002 were as follows:

                                         DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                            2004             2003           2002
                                         ------------    ------------    ------------
DISCOUNT RATE FOR:

Galtrust I Class B Debt Securities          6%(b)            11%(b)         7%(a)
Galtrust I Participation Certificates       7%(b)          11,5%(b)         7%(a)

(a) As of December 31, 2002, the discount real rate used is based on CER plus 700 basis points (no similar bonds existed at December 31, 2002).

(b) As of December 31, 2004 and 2003, the rate is based upon the Bank's estimate of comparable internal rates of return of other CER-adjusted bonds.

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
                  (Expressed in thousands of Argentine pesos)

These transfers would not be considered as a sale for U.S. GAAP purposes. Therefore, the Bank reconsolidated the loans transferred to the financial trust. Accordingly, the Group valued these loans under SFAS 5, for purposes of determining its loan loss reserve. For Argentine Banking GAAP purposes, the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trusts.

On December 26, 2002 the "Galtrust III and IV" financial trusts were terminated, and the loan portfolio of those trusts had been incorporated to the Bank's loan portfolio.

On January 10, 2005, the parties resolved to terminate Galicia Mortgage Loans trust in advance and redeem the outstanding securities, and all the trust assets were transferred back to the Bank. As a result, mortgage loans for $172,214 and $ 1,508 in cash will be reconsolidated into the Bank accounts at that time.

Financial Trust "Secured Loans"

As part of the implementation of the Galicia Capitalization and Liquidity Plan, these "Secured Loans" trust was created. Under this trust, secured loans for Ps. 108,000 were transferred, and Ps.81,000 in cash and certificate of participation for Ps. 27,000 were received in exchange.

This transfer would not be considered as a sale for U.S. GAAP purposes. Therefore, the Bank reconsolidated the loans transferred to the financial trust. Accordingly, the Group valued these loans at its book value before the transfer to the trust (See Note 41d.(ii)). For Argentine Banking GAAP purposes, the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trusts

FINANCIAL TRUSTS "REGIONAL CREDIT CARD COMPANIES TRUSTS - TARJETA NEVADA I AND II AND TARJETA NARANJA I AND II"

As described in Note 35 of the Group's financial statements Regional Credit Cards a subsidiary of the Group entered into securitization transactions where Regional Credit Cards established four different financial trusts and transfer to such trusts ownership of credit card loans in exchange for cash, debt securities and residual interests in the trusts.

Transfers of credit card loans to financial trusts Tarjeta Nevada I and Tarjeta Naranja I were considered sales under U.S. GAAP in accordance with FAS 140. Debt securities and certificates retained by the bank are considered as " available-for-sales" securities. Unrealized gains or losses on these securities are reported as an adjustment to shareholders' equity, unless unrealized losses are deemed to be other-than-temporary in accordance with Emerging Issues Task Force No. 99-20. The beneficial interest were initially recorded based on their allocated book value using the fair value allocation method. The fair value of the allocation approximates the carrying value of the loans transferred to the financial trusts due to its short-term maturity. Therefore, no gain or loss was recorded at the date of the transfer.

For Argentine Banking GAAP Regional Credit Card trusts debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trusts.

Transfers of credit card loans to financial trusts Tarjeta Nevada II and Tarjeta Naranja II would not be considered as a sale for U.S. GAAP purposes in accordance with FAS 140. Therefore, the Bank

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
                  (Expressed in thousands of Argentine pesos)

reconsolidated the loans transferred to these financial trusts. Accordingly, the Group valued these loans under SFAS 5, for purposes of determining its loan loss reserve. For Argentine Banking GAAP, Regional Credit Cards trusts certificates retained by the Bank are accounted at the equity method.

GALICIA CONSUMER LOAN FINANCIAL TRUST

As described in Note 39 of the Group's financial statements the Group entered into a securitization transaction with consumer loans that was completed in January , 2005. The Group recorded an account receivable for the cash received in 2005 as a consideration of the assets transferred to the financial trust. For US GAAP purposes the transfer of the financial assets has not occurred at December 31, 2004. Therefore the Group reconsolidated the consumer loans transferred to the financial trust. Accordingly, the Group valued these loans under SFAS 5, for purposes of determining its loan loss reserve.

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

The Group's assets and liabilities would be increased by approximately Ps. 18,967, Ps. 22,354 and Ps.105,760, had U.S. GAAP been applied as of December 31, 2004, 2003 and 2002, respectively.

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

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
                  (Expressed in thousands of Argentine pesos)

In addition, the Group's equity holdings in Argentine companies were similarly adjusted for its proportional effect of applying the Ps.1.6 = US$ 1 exchange rate to the U.S. dollar denominated assets and liabilities of such companies at December 31, 2001.

As of December 31, 2004, 2003 and 2002 under Argentine Banking GAAP, foreign currency assets and liabilities are stated in pesos, using the U.S. dollar rate of exchange set by the Argentine Central Bank prevailing at the close of operations on the last business day of each month.

n. IMPAIRMENT OF REAL ESTATE PROPERTIES AND FORECLOSED ASSETS

In accordance with Statement of Accounting Standards No. 144, "Impairment of Long-lived Assets", such assets are subject to: recognition of an impairment loss if the carrying amounts of those assets are not recoverable from their undiscounted cash flows and an impairment loss measured as the difference between the carrying amount and fair value of the assets.

The Group evaluates potential impairment loss relating to long-lived assets by comparing their unamortized carrying amounts with the undiscounted future expected cash flows generated by the assets over the remaining life of the assets. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the assets. Testing whether an asset is impaired, and measuring the impairment loss is performed for asset groupings at the lowest level for which there are identifiable cash flow that are largely independent of the cash flows generated by other asset groups.

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

In 2004 and 2003, no additional impairment was recorded in real estate properties and foreclosed assets. The Argentine Banking GAAP amortizations for 2004 and 2003 of these assets impaired in 2002 have been reversed for U.S. GAAP purposes.

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

As of December 31, 2003, the Group evaluated their investments and determined that the estimated fair value of certain investments was lower than the respective book value. Furthermore, based on all available evidence the Group concluded that the carrying amount of the investment will not be recoverable within a reasonable period of time. As a consequence, the impairment was deemed other

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
                  (Expressed in thousands of Argentine pesos)

than temporary. As of December 31, 2004 no additional impairment has been determined for US GAAP purposes.

p. GUARANTEES

Financial guarantee - Exchange of deposits with the financial system II

Pursuant to the decree 1836/02 and the Argentine Central Bank communique "A" 3828, the Bank entered into and exchange offer to exchange restructured deposit certificates ("CEDROS") for BODEN 2005, 2006, 2012 and 2013. The BODEN offered to the holders of CEDROS are unsecured government bonds denominated in US dollars. As a part of the restructuring, the Bank was required to guarantee the payment of the BODEN to the holders of CEDROS at a price equal to Ps 1.40 per US dollar adjusted by applying the accumulated CER from February 3, 2002 to the expiration date of the BODEN. The price cannot exceed the Argentine pesos per US dollar free exchange rate at the expiration date of the BODEN.

Other Financial Guarantees

During 2004 and 2003 the Company entered into different agreements to guarantee lines of credit of customers amounting to Ps. 286,668 and Ps. 222,324 respectively. As of December 31, 2004 and 2003 guarantees granted by the Bank amounted to Ps. 34,712 and Ps. 44,395 respectively.

As of December 31, 2004 and 2003, the Group maintains the following guarantees:

                                                                        ESTIMATED
                                                        MAXIMUM          PROCEEDS          CARRYING
                                                       POTENTIAL      FROM COLLATERAL       AMOUNT
                      2004                            PAYMENTS (*)       RECOURSE         LIABILITY
                                                      -----------     ---------------     ----------
Exchange of deposits with the financial system II     Ps. 173,069                   -     Ps.  8,802
Other Financial guarantees                            Ps.  34,712     Ps.       5,844     Ps.  6,661
                                                      -----------     ---------------     ----------
                                                      Ps. 207,781     Ps.       5,844     Ps. 15.463
                                                      ===========     ===============     ==========

                                                                         ESTIMATED
                                                        MAXIMUM          PROCEEDS          CARRYING
                                                       POTENTIAL      FROM COLLATERAL       AMOUNT
                      2003                            PAYMENTS (*)       RECOURSE         LIABILITY
                                                      -----------     ---------------     ----------
Exchange of deposits with the financial system II     Ps. 165,411                   -     Ps. 69,668
Other Financial guarantees                            Ps.  44,395     Ps.       3,040     Ps. 11,742
                                                      -----------     ---------------     ----------
                                                      Ps. 209,806     Ps.       3,040     Ps. 81,410
                                                      ===========     ===============     ==========

(*) The maximum potential payments represent a "worse-case scenario", and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company's payments under guarantees.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
                  (Expressed in thousands of Argentine pesos)

Under Argentine Banking GAAP, the Bank provisioned the guarantees that are probable to be honored. The amount provided under Argentine GAAP amounted to Ps. 6,550 and Ps. 9,651 as of December 31, 2004 and 2003 respectively.

Under US GAAP, effective January 1, 2003 the Bank adopted FASB interpretation No. 45 "Guarantor's Accounting and Disclosures Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others". As of December 31, 2004 and 2003, the Bank recognized a liability for the fair value of the obligations assumed. The additional amount to be recognized for US GAAP amounted to Ps. 8,913 and Ps.71,759, as of December 31, 2004 and 2003 respectively.

q. MINORITY INTEREST

The minority interest represents the effect of the US GAAP adjustments in the Group's consolidated subsidiaries. For US GAAP purposes the shareholders' equity is negative. Therefore, the effect of the US GAAP adjustments related to the minority interest is recognized up to the amount reflected in minority interest for Argentine Banking GAAP.

r. FOREIGN DEBT RESTRUCTURING

As fully described in Note 1 "Foreign Debt Restructuring", on May 18, 2004, the Group completed the restructuring of its foreign debt. As a result of this restructuring, the Group recorded a Ps.142.5 million gain under Argentine Banking GAAP.

For U.S. GAAP purposes, the restructuring is accounted for in each of two steps. The first step of the restructuring required the holders of the Group's debt to exchange its old debt for new debt in two tranches. Pursuant to EITF 02-04 "Determining Whether a Debtor's Modification or Exchange of Debt Instruments is within the scope of FASB Statement No. 15", the Group did not receive any concession from the holders of the debt and therefore, the first step restructuring was not considered a trouble debt restructuring. Pursuant to EITF 96-19 "Debtors Accounting for a Modification or Exchange of Debt Instruments", the first step restructuring was accounted as a modification of the old debt and therefore the Group did not recognize any gain or loss. The second step restructuring offers the holders of the Group's debt issued in the first step explained above to exchange it for new securities including cash, Boden 2012 and equity shares of the Group. Pursuant to US GAAP this second step restructuring was accounted in accordance with FAS 15 "Accounting by Debtors and Creditors for Trouble Debt Restructurings" as a partial settlement of the debt through the transfer of certain assets and equity at its fair value. After deducting the considerations used to repay the debt, FAS 15 requires the comparison of the future cash outflows of the restructured debt and the carrying of the debt at the restructuring date.

Gain on trouble debt restructuring is only recognized when the remaining carrying value of the debt at the date of the restructuring exceeds the total future cash payments of the restructure debt reduced by the fair value of the assets and equity given as payment of the debt. Since the total future cash outflows of the restructured debt exceeds the carrying value of the old debt, no gain on restructuring was recorded under US GAAP.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
                  (Expressed in thousands of Argentine pesos)

As a result, under US GAAP, the carrying amount of the restructured debt is greater than the amount recorded under Argentine Banking GAAP. Therefore, under US GAAP a new effective interest rate was determined to reflect the present value of the future cash payments of the restructured debt.

Furthermore, under US GAAP, expenses incurred in a trouble debt restructuring are expensed as incurred. Expenses related to the issuance of equity was deducted directly form the shareholder's equity.

s. REPURCHASE AGREEMENTS AND REVERSE REPURCHASE AGREEMENTS ("REPOS AND REVERSE REPOS")

During 2004, the Bank enters into Repos and Reverse Repos agreements of financial instruments. Under Argentine Banking GAAP, initial measurement of such agreements implies sale or purchase accounting together with the recognition of an asset and liability due to the investing or financing transaction entered into. For U.S. GAAP purposes, at December 31, 2004 assets and liabilities should decrease approximately by Ps. 50,462.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
                  (Expressed in thousands of Argentine pesos)

CONSOLIDATED NET INCOME

                                                                                           DECEMBER 31,
                                                                        --------------------------------------------------
                                                                            2004               2003              2002
                                                                        -------------     -------------     --------------
Net income as stated...............................................     Ps.  (109,871)    Ps.  (222,220)    Ps. (1,509,304)
Prior years adjustments recorded under Argentine GAAP (Note 41h) ..           (42,954)            5,161             37,793
Loan origination fees and costs:
   Credit card costs (Note 41b.)...................................             1,092               (46)           (11,257)
Intangible assets (Note 41c.):
   Amortization of deferred expenses for setting up of branches....             4,827             9,290             31,747
   Goodwill amortization...........................................            20,988            32,701             34,108
   Goodwill impairment.............................................             3,613             4,705             67,443
   Software costs (Note 41c.)......................................              (350)            2,285              6,709
Equity investments in other companies - Impairment (Note 41o.).....                 -           (37,879)                 -
Loss on exchange of National Public Debt (Note 41d(ii))............           129,200           176,778          2,040,693
Provincial  Public Debt (Note 41d(iii))............................          (129,396)         (344,900)           986,584
Loan impairment - private sector (Note 41d(iv))....................           (20,122)          (14,652)           973,665
Loan impairment - credit cards (Note 41d(v)) ......................               395            26,943             39,685
Derivative instruments (Note 41g)..................................                 -                 -               (945)
Amortization of organization costs on exchange offer (Note 41c )...                 -            15,433             (4,687)
Organization costs related to the exchange offer (Note 41c)........                 -           (24,804)                 -
Impairment / loss on available for Sale securities (Note 41j) .....                 -                 -            303,983
Government Securities:
  Compensatory Bond received (Note 41e (ii)).......................           256,117          (305,832)          (381,716)
  Compensatory Bond to be received (Note 41e (ii)).................           176,796         1,250,872         (1,587,482)
  Hedge Bond (Note 41e(ii))........................................           117,435           616,258         (1,769,948)
  Compensation related to the payment of deposits (Note 41i) ......            35,592           (40,264)          (446,756)
Impairment of other available for sale Securities (Note 41e(iii))..          (162,771)         (377,867)                 -
Foreign exchange difference (Note 41m).............................                 -                 -          1,709,414
Foreign exchange difference in equity investments in other
companies (Note 41m.)..............................................                 -                 -             67,472
Impairment of real estate properties and foreclosed assets (Note
41n.)..............................................................                 -                 -            (67,155)
Real estate properties asset amortization (Note 41n.)..............             1,395             1,395                  -
Recognition for the fair value of obligations assumed under
Financial guarantees issued (Note 41p).............................            62,846           (71,759)                 -
Year 2000 costs (Note 41l.)........................................             3,005            17,288              3,006
Troubled Debt restructuring (Note 41r).............................          (287,304)                -                  -
Reversal of deferred taxes under Argentine GAAP (Note 41a).........             8,394            38,942                  -
Presumptive minimum income tax (Note 41a ) ........................           (87,543)          (38,663)           (11,804)
Minority interest (Note 41q).......................................            17,530            12,131            (88,756)
                                                                        -------------     -------------     --------------
Net income (loss) in accordance with U.S. GAAP.....................            (1,086)          731,296            422,492
Basic net income (loss) per share in accordance with U.S. GAAP
(Note 24)..........................................................            (0.001)            0.669              0.387
Average number of shares outstanding (in thousands) (Note 24)......         1,185,227         1,092,407          1,092,407
Diluted net income (loss) per share in accordance with U.S. GAAP
(Note 24)..........................................................            (0.001)            0.669              0.387
                                                                        -------------     -------------     --------------

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002
                  (Expressed in thousands of Argentine pesos)

CONSOLIDATED SHAREHOLDERS' EQUITY

                                                                                                 DECEMBER 31,
                                                                              -------------------------------------------------
                                                                                   2004              2003             2002
                                                                              --------------    --------------   --------------
Shareholders' equity as stated..............................................  Ps   1,519,538    Ps.  1,419,383   Ps.  1,600,844
Prior years adjustments recorded under Argentine GAAP (Note 41h)............               -            42,954           37,793
Loan origination fees and costs (Note 41b.).................................           2,847             1,755            1,801
Intangible assets (Note 41c.):
  Amortization of deferred expenses for setting up of branches..............          (8,295)          (13,122)         (22,412)
  Goodwill amortization.....................................................          28,918             7,930          (24,771)
  Goodwill impairment.......................................................          (7,166)          (10,779)         (15,484)
  Software costs............................................................            (491)             (141)          (2,426)
Equity investments in other companies - Impairment (Note 41o.)..............         (37,879)          (37,879)               -
Loss on exchange of National Public Debt(Note 41d(ii))......................      (1,012,743)       (1,141,943)      (1,318,721)
Provincial  Public Debt (Note 41d(iii)).....................................        (721,083)       (1,357,163)      (1,256,987)
Loan impairment - private sector (Note 41d(iv)).............................          44,946            65,068           79,720
Loan impairment - credit cards (Note 41d(v))................................          (4,590)           (4,985)         (31,928)
Government securities:
  Compensatory Bond received (Note 41e(ii)).................................        (161,292)         (573,342)        (402,021)
  Compensatory Bond to be received (Note 41e(ii))...........................        (159,814)         (336,610)      (1,587,482)
  Hedge Bond (Note 41e(ii)).................................................      (1,036,255)       (1,153,690)      (1,769,948)
  Compensation related to the payment of deposits (Note 41 i.)..............        (451,428)         (487,020)        (446,756)
 Impairment of  available-for-sale securities (Note 41e(iii))...............        (541,767)         (378,996)          (1,129)
Amortization of organization costs related to the exchange offer
(Note 41c) .................................................................               -                 -          (15,433)
Organization costs related to the exchange offer (Note 41c).................               -                 -           24,804
Unrealized gain or loss on Galtrust I securities (Note 41j).................        (263,985)         (391,308)        (249,764)
Minority interest (Note 41q)................................................         113,467            95,937           83,806
Year 2000 costs (Note 41l)..................................................               -            (3,005)         (20,293)
Impairment of real estate properties and foreclosed assets (Note 41n).......         (67,155)          (67,155)         (67,155)
Real Estate properties amortization (Note41(n)).............................           2,790             1,395                -
Presumptive minimum income tax (Note 41a) ..................................        (138,010)          (50,467)         (11,804)
Recognition for the fair value of obligations assumed under
Financial guarantees issued (Note 41p) .....................................          (8,913)          (71,759)               -
Prior income tax adjustments (Note 41a).....................................               -            (8,394)          (6,577)
Troubled debt restructuring (Note 41 r) ....................................        (287,304)                -                -
                                                                              --------------    --------------   --------------
Consolidated shareholders' equity (deficit) in accordance with U.S. GAAP....  Ps. (3,195,665)   Ps. (4,453,336)  Ps. (5,422,323)
                                                                              ==============    ==============   ==============

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

Roll forward analysis of shareholders' equity under U.S. GAAP at December 31, 2004, 2003 and 2002:

                                                                GRUPO GALICIA
                                    ------------------------------------------------------------------------
                                                                    ADJUSTMENTS
                                                                        TO              PROFIT RESERVES
                                       CAPITAL         PAID        SHAREHOLDERS'   -------------------------
                                        STOCK       IN CAPITAL        EQUITY         LEGAL          OTHER
                                    -------------  -----------    -------------    ----------    -----------
Balance at December 31, 2001......  Ps. 1,092,407  Ps.  86,568    Ps. 1,418,854    Ps. 16,266    Ps. 238,941
                                    =============  ===========    =============    ==========    ===========

Distribution of retained earnings:
Legal reserve.....................              -            -                -        13,227              -
Reserve provided by the By-Laws...              -            -                -             -        253,398
Unrealized appreciation of
available-for-sale securities,
net of tax and minority interest..              -            -                -             -              -
Net loss for the year under
U.S. GAAP.........................              -            -                -             -              -
                                    -------------  -----------    -------------    ----------    -----------
Balance at December 31, 2002......  Ps. 1,092,407  Ps.  86,568    Ps. 1,418,854    Ps. 29,493    Ps. 492,339
                                    =============  ===========    =============    ==========    ===========

Distribution of retained earnings:
Unrealized appreciation of
available-for-sale securities,
net of minority interest..........              -            -                -             -              -
Absorption approved by the
shareholders meeting on April
23 ,2003..........................                                                                  (492,339)
Net income for the year under
U.S. GAAP.........................              -            -                -             -              -
                                    -------------  -----------    -------------    ----------    -----------
Balance at December 31, 2003......  Ps. 1,092,407  Ps.  86,568    Ps. 1,418,854    Ps. 29,493    Ps.       -
                                    =============  ===========    =============    ==========    ===========

Distribution of retained earnings:
Unrealized appreciation of
available-for-sale securities,
net of tax and minority interest..              -            -                -             -              -
Capital Increase..................       149,000        61,026                -             -              -
Net income for the year under
U.S. GAAP.........................              -            -                -             -              -
                                    -------------  -----------    -------------    ----------    -----------
Balance at December 31, 2004......  Ps. 1,241,407  Ps. 147,594    Ps. 1,418,854    Ps. 29,493    Ps.       -
                                    =============  ===========    =============    ==========    ===========

                                                        GRUPO GALICIA
                                     --------------------------------------------------
                                           OTHER                             TOTAL
                                       COMPREHENSIVE      RETAINED        SHAREHOLDERS'
                                       INCOME (LOSS)      EARNINGS           EQUITY
                                     --------------    --------------   ---------------
Balance at December 31, 2001......    Ps.   (57,536)   Ps. (8,683,303)  Ps. (5,887,803)
                                      =============    ==============   ==============

Distribution of retained earnings:
Legal reserve.....................                -           (13,227)               -
Reserve provided by the By-Laws...                -          (253,398)               -
Unrealized appreciation of
available-for-sale securities,
net of tax and minority interest..           42,988                 -           42,988
Net loss for the year under
U.S. GAAP.........................                -           422,492          422,492
                                      -------------    --------------   --------------
Balance at December 31, 2002......    Ps.   (14,548)   Ps. (8,527,436)  Ps. (5,422,323)
                                      =============    ==============   ==============

Distribution of retained earnings:
Unrealized appreciation of
available-for-sale securities,
net of minority interest..........          237,691                 -          237,691
Absorption approved by the
shareholders meeting on April
23 ,2003..........................                -           492,339                -
Net income for the year under
U.S. GAAP.........................                -           731,296          731,296
                                      -------------    --------------   --------------
Balance at December 31, 2003......    Ps.   223,143    Ps. (7,303,801)  Ps. (4,453,336)
                                      =============    ==============   ==============

Distribution of retained earnings:
Unrealized appreciation of
available-for-sale securities,
net of tax and minority interest..        1,048,731                 -        1,048,731
Capital Increase..................                -                 -          210,026
Net income for the year under
U.S. GAAP.........................                -            (1,086)          (1,086)
                                      -------------    --------------   --------------
Balance at December 31, 2004......    Ps. 1,271,874    Ps. (7,304,887)  Ps. (3,195,665)
                                      =============    ==============   ==============

COMPREHENSIVE INCOME

SFAS 130 "Reporting Comprehensive Income" establishes standards for reporting and the display of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and all transactions, and other events and circumstances from nonowner sources.

The following disclosure presented for the fiscal years ended December 31, 2004, 2003 and 2002, shows all periods restated to conform SFAS 130:

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

                                                                       DECEMBER 31,
                                                       ---------------------------------------------
                                                            2004            2003            2002
                                                       -------------   -------------   -------------
INCOME STATEMENT

Financial Income.....................................  Ps. 1,448,708   Ps. 2,752,014   Ps. 3,983,096
Financial Expenditures...............................      1,167,444       1,502,904       4,560,405
Net Financial Income.................................        281,264       1,249,110        (577,309)
Provision for Loan Losses............................        209,959         274,550         928,855
Income from Services.................................        530,144         431,695         511,848
Expenditures from Services...........................         92,759          70,358         140,640
Monetary result of financial brokerage...............              -         (68,840)      2,887,239
Administrative Expenses..............................        615,063         541,954       1,017,223
Monetary result of operating expenses................              -            (439)         60,331
Net Income (Loss) from Financial Brokerage...........      (106,373)         724,664         795,391
Minority Interests...................................          3,228           2,545         180,815
Miscellaneous Income.................................        514,606         719,207         291,407
Miscellaneous Losses.................................        377,123         745,644         729,082
Monetary results of other operations.................              -          (7,828)        (49,617)
Net Income (Loss) before Income tax..................         34,338         692,944         488,914
Income Tax...........................................        (35,424)         38,352         (66,422)
                                                       -------------   -------------   -------------
NET INCOME (LOSS) UNDER U.S. GAAP....................         (1,086)        731,296         422,492
                                                       -------------   -------------   -------------

Other comprehensive income (loss):

   Unrealized gains (losses) on securities...........      1,048,731         237,691          42,988
                                                       -------------   -------------   -------------
OTHER COMPREHENSIVE INCOME (LOSS) ...................      1,048,731         237,691          42,988
                                                       -------------   -------------   -------------
COMPREHENSIVE INCOME (LOSS)..........................  Ps. 1,047,645   Ps.   968,987   Ps.   465,480
                                                       =============   =============   =============

CONCENTRATION OF RISK - TOTAL EXPOSURE TO THE PUBLIC SECTOR - ARGENTINE GOVERNMENT AND PROVINCES

The Group has significant exposure to the Argentine national government and provinces in the form of government securities, secured loans and other debt obligations. As of December 31, 2004 and 2003, the Group had the following loans outstanding:

                                                  DECEMBER 31, 2004              DECEMBER 31, 2003
                                           -----------------------------   -----------------------------
                                              ARGENTINE                      ARGENTINE
                                               BANKING                       BANKING
                                                GAAP         U.S. GAAP         GAAP          U.S. GAAP
                                           --------------  -------------  --------------   -------------
Argentine national government loans        Ps.  4,682,654  Ps. 3,703,633  Ps.  4,517,328   Ps. 3,472,063

Argentine provincial debt                       3,543,751      2,822,668       3,543,074       2,116,498

Other Argentine public-sector receivables         486,875        453,153         471,844         375,166

Galtrust I (securitization of Provincial
Loans)                                            665,102        401,116         646,143         254,835

Compensatory bond received                        976,056        814,764       1,609,982       1,036,640

 Bonds to be received (1) (2)                   4,732,288        656,148       4,732,300         525,854

Compensation to be received related to
the payment of deposits                           451,428              -         487,020               -

Other (3)                                       1,318,692        776,925       1,288,375         909,379
                                           --------------  -------------  --------------   -------------
Total                                      Ps. 16,856,846  Ps. 9,628,407  Ps. 17,296,066   Ps. 8,690,435
                                           ==============  =============  ==============   =============

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

(1) The advance to be requested from the Argentine Central Bank for the subscription of the hedge bond, was recorded in "Other Liabilities Resulting from Financial Brokerage - Other", for Ps. 2,720,743 plus the contingent liability mentioned in Note 12(e) as of December 31, 2004. The above mentioned advance was Ps. 2,536,146 as of December 31, 2003. Under U.S.GAAP, the hedge bond and that advance have been eliminated.

(2) Includes the compensatory bond to be received related to the asymmetric pesification and indexation and the hedge bond, net of unfavorable effects on resolution of matters challenged by the Argentine Central Bank, which are in process.

(3) Includes bonds such as Fiscal Credit Certificates, Argentine Republic External Notes and other national government bonds.

RISKS AND UNCERTAINTIES

During 2001 and 2002, Argentina went through a period of great political, economic and social instability, which led to the early resignation of the President in office in December 2001, a significant fall in economic activity, a banking crisis, the default on part of Argentina's sovereign debt, the devaluation of the Argentine peso in January 2002 and high inflation. In early 2002, the Argentine government undertook a number of far-reaching initiatives that radically changed the monetary and foreign exchange regime of the country and the regulatory environment for doing business in Argentina for all sectors of activity, including the financial sector. The impact of the crisis and these measures on the Argentine economy was significant and remains uncertain in the long run.

After the worst moment of the 2001-2002 crisis, the government succeeded in stabilizing the main macroeconomic variables in the second half of 2002 and, since then Argentina's GDP has grown significantly while macroeconomic stability was preserved. Currently Argentina is undergoing its 12th quarter of consecutive GDP growth. In addition, in January 2005 the government launched the exchange offer for the restructuring of its foreign debt with private creditors, which closed on February 25, 2005, with 76% creditor participation.

While the economic policy of the government has been successful, it did not include certain structural reforms that would be supportive of long-term economic growth. Also, in 2005, inflation began to accelerate, however, to levels still well below historical highs. If the current administration is not capable of implementing economic policies needed to turn the economic growth Argentina is experiencing into a sustainable development in the long run, or if it is not capable of keeping inflation under control, there is considerable risk that political and economic instability will increase. This would likely have a negative impact on the Argentine economy and on the financial system, including us and Banco Galicia. In addition, we cannot assure you that the economy will not suffer additional shocks, especially if political pressure in Argentina inhibits the implementation of economic policies designed to generate growth and enhance consumer and investor confidence, while keeping inflation under control.

The resulting government actions, include the fact that a majority of the Bank's assets are concentrated in Argentine public-sector debt instruments.

As of December 31, 2004, the Bank's exposure to the Argentine public sector, including the compensatory and hedge bonds represented approximately 71.2% of total of the Group assets. Although the Bank's exposure to the Argentine public sector consists mostly of performing assets, the realization of the Bank's assets, its income and cash flow generation capacity and future financial condition may be dependent on the Argentine government's to complies with its payments obligations arising due to the finalization of the restructuring process ended during the 1st quarter of 2005 of its foreign debt (as mentioned in note 1 to the financial statements), and on its ability to establish an economic policy that is

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

successful in promoting sustainable economic growth in the long run.

Argentine Central Bank's Communique "A" 3911, dated March 28, 2003, established, among others, that a bank's total exposure to Argentine public-sector debt instruments as of January 1, 2006 must not exceed 40% of its total assets as of such date. Any excess over the established limit requires an additional minimum capital requirement for an amount equal to the excess. The Communique does not specify which assets are included in determining compliance with the rule.

Currently, the Bank's exposure to Argentine public-sector assets exceeds the maximum percentage established for a bank's total exposure to such risk as of January 1, 2006, under the general guidance of Communique "A" 3911. Once the Argentine Central Bank sets specific guidelines for determining compliance with the rule, it is possible that the Bank's excess over 40% may be even greater and the Bank could be forced to dispose of certain of its public-sector assets or significantly increase its capitalization, in order to comply with such rule by January 1, 2006.

U.S. GAAP ESTIMATES

Valuation reserves, impairment charges and estimates of market values on assets and step up bonds discounting, as established by the Group for U.S. GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on the exchange of government and provincial bonds and on retained interests in securitization trusts were significantly affected by higher discount rates at December 31, 2003 and 2002 . However discount rates at December 31, 2004 decrease. Should the discount rates change in the future years, the carrying amounts and charges to income and shareholders' equity will also change. In addition, as estimates to future cash flows change, so to will the carrying amounts which are dependent on such cash flows. It is possible that changes to the carrying amounts of loans, investments and other assets will be adjusted in the near term in amounts that are material to the Group's financial position and results of operations.

42.PARENT ONLY FINANCIAL STATEMENTS

The following are the unconsolidated balance sheets of Grupo Financiero Galicia S.A. at December 31, 2004 and 2003 and the related unconsolidated statements of income, and cash flows for the fiscal years ended December 31, 2004, 2003 and 2002.

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

BALANCE SHEET (PARENT COMPANY ONLY)

                                                                            DECEMBER 31,
                                                                   -----------------------------
                                                                       2004            2003
                                                                   -------------   -------------
ASSETS
A. Cash and due from banks
Cash...........................................................    Ps.       463   Ps.       932
Banks and correspondents.......................................               77             231
Other..........................................................                -               1
                                                                   -------------   -------------
                                                                             540           1,164
B. Government and corporate securities
Holdings of trading securities.................................            2,148               -
Investments in listed corporate securities.....................           14,666               -
                                                                   -------------   -------------
                                                                          16,814               -
D. Other receivables resulting from financial brokerage
Unlisted negotiable obligations................................          358,841         126,792
Other receivables not included in the debtor classification
Regulations....................................................              265             190
Other receivables included in the debtor classification
Regulations....................................................           20,043          21,338
Accrued interest receivable included in the debtor
Classification regulations.....................................              112              19
                                                                   -------------   -------------
                                                                         379,261         148,339
F. Equity investment in other companies
In financial institutions......................................        1,138,210       1,263,443
Other..........................................................           33,090          30,962
Allowances.....................................................             (585)              -
                                                                   -------------   -------------
                                                                       1,170,715       1,294,405
G. Miscellaneous receivables
Other accrued interest receivables.............................              102              94
Other..........................................................            4,767          10,089
                                                                   -------------   -------------
                                                                           4,869          10,183
H. Fixed assets................................................            3,229           3,339

J. Intangible assets
Goodwill.......................................................            3,745           6,947
Organization and development expenses..........................               54              92
                                                                   -------------   -------------
                                                                           3,799           7,039

                                                                   -------------   -------------
                  TOTAL ASSETS.................................    Ps. 1,579,227   Ps. 1,464,469
                                                                   =============   =============

                                                                             DECEMBER 31,
                                                                   -----------------------------
                                                                        2004           2003
                                                                   -------------   -------------
LIABILITIES AND SHAREHOLDERS' EQUITY

M. Miscellaneous liabilities
Directors and syndics fees payable.............................    Ps.       140   Ps.        60
Other..........................................................           59,549          45,026
                                                                   -------------   -------------
                                                                          59,689          45,086
                                                                   -------------   -------------
         TOTAL LIABILITIES.....................................    Ps.    59,689   Ps.    45,086
SHAREHOLDERS' EQUITY...........................................    Ps. 1,519,538   Ps. 1,419,383
                                                                   -------------   -------------
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.............    Ps. 1,579,227   Ps. 1,464,469
                                                                   =============   =============

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

STATEMENT OF INCOME (PARENT COMPANY ONLY)

                                                                                  DECEMBER 31,
                                                                   -------------------------------------------
                                                                        2004          2003           2002
                                                                   -------------    --------    --------------
A. Financial income
Interest on Notes..............................................    Ps.                          Ps.         75
Interest income from other receivables resulting from
financial brokerage............................................            6,911       2,338             7,096
Net income from government and corporate securities............                            -                11
Adjustment by application of adjusting index...................                9           -               446
Other..........................................................            6,548         126           198,649
                                                                   -------------    --------    --------------
                                                                   Ps.    13,468       2,464    Ps.    206,277
B. Financial expenses
Interest on current accounts...................................                                 Ps.          1
Net income from government and corporate securities............    Ps.       383       1,367                 -
Other..........................................................                       19,221                 -
                                                                   -------------    --------    --------------
                                                                   Ps.       383      20,588    Ps.          1

Gross brokerage margin.........................................           13,085     (18,124)          206,276

Expenses for servicies
Commissions....................................................                -           -                 2

Monetary loss from financial intermediation....................    Ps.         -      (1,126)   Ps.   (168,482)

G. Administrative expenses
Personnel expenses.............................................    Ps.       998         754    Ps.      1,128
Directors and syndics fees.....................................              249         123               153
Other fees.....................................................            1,059       2,181             3,085
Taxes..........................................................            9,392         693               649
Other operating expenses.......................................            1,384         369             1,865
Other..........................................................              380         646               250
                                                                   -------------    --------    --------------
                                                                   Ps.    13,462       4,766    Ps.      7,130

Monetary gain from operating expenses..........................    Ps.         -           1    Ps.        229

Net income from financial brokerage............................    Ps.      (377)    (24,015)   Ps.     30,891

H. Miscellaneous income
Loans recovered and allowances reversed........................              811           -                 -
Other..........................................................              991       8,935               598
                                                                   -------------    --------    --------------
                                                                   Ps.     1,802       8,935    Ps.        598
I. Miscellaneous losses
Net income on long term investments (1)........................    Ps.    93,617     200,108    Ps.  1,477,707
Other..........................................................            4,706       7,023             4,245
                                                                   -------------    --------    --------------
                                                                   Ps.    98,323     207,131    Ps.  1,481,952

Monetary gain (loss) on other transactions.....................    Ps.         -           8    Ps.        403

Income tax.....................................................    Ps.    12,973          17    Ps.     59,244
                                                                   -------------    --------    --------------
Net income for the period......................................    Ps.  (109,871)   (222,220)   Ps. (1,509,304)
                                                                   =============    ========    ==============

(1) Includes the foreign currency position compensation.

STATEMENT OF CASH FLOWS (PARENT COMPANY ONLY)

                 GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
                  (Expressed in thousands of Argentine pesos)

                                                                                DECEMBER 31,
                                                                   -------------------------------------
                                                                      2004          2003         2002
                                                                   -----------    -------    -----------
CHANGES IN CASH
Cash at the beginning of the period............................    Ps.   1,164      1,293    Ps.     357
Increase / (decrease) in cash..................................           (624)      (129)           936
                                                                   -----------    -------    -----------
CASH AT END OF PERIOD                                                      540      1,164          1,293

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Less:
Operating expenses paid........................................         (9,347)    (7,118)        (8,430)
Plus:
Other operating income received................................         10,301      3,382          7,000
                                                                   -----------    -------    -----------
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES................            954     (3,736)        (1,430)

OTHER SOURCES OF CASH
Dividends......................................................            438          -
Increase in short-term debts...................................              -          -            399
Increase in short-term investment..............................          1,030     17,104        162,558
Other sources of cash..........................................             32        357          4,509
                                                                   -----------    -------    -----------
OTHER SOURCES OF CASH..........................................          1,500     17,461        167,466

OTHER USES OF CASH
Increase in short-term loans...................................         (2,223)         -         (1,452)
Increase in fixed assets.......................................            (65)         -            (20)
Increase in long-term investments..............................           (790)   (11,096)        (4,220)
Other uses of cash.............................................              -     (2,758)      (159,408)
                                                                   -----------    -------    -----------
TOTAL OTHER USES OF CASH.......................................         (3,078)   (13,854)      (165,100)
                                                                   -----------    -------    -----------
INCREASE / (DECREASE) IN CASH..................................    Ps.    (624)      (129)   Ps.     936
                                                                   ===========    =======    ===========

NEW AUTHORITATIVE PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets an Amendment of APB Opinion No. 29" ("SFAS 153"). APB Opinion No. 129 "Accounting for Non-monetary Transactions" ("APB29"), is based on the opinion that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets whose results are not expected to significantly change the future cash flows of the entity. The adoption of SFAS 153 will be effective for non monetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 153 will have a material impact on the consolidated financial statements.

                                        EXHIBIT INDEX

EXHIBIT                                                     DESCRIPTION
-------                                                    ------------
 1.1            Unofficial English language translation of the Amended By-laws (estatutos sociales).

 2.1 Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American Depositary Receipt.*

 2.2            Indenture, dated as of May 18, 2004, among the Bank, The Bank of New
                York and Banco Rio de la Plata S.A.**

 4.1            English translation of form of Financial Trust Contract, dated April
                16, 2002, among the Bank, Banco Provincia de Buenos Aires and BAPRO Mandatos y
                Negocios S.A.***

 4.2            English translation of form of Loan Agreement, dated March 21, 2002, by and between Seguro de Depositos S.A. and the Bank.***

 4.3            English translation of form of Loan Agreement, dated April 30, 2002, between Banco de la Nacisn Argentina, in its capacity as trustee of the Trust
                Fund for Assistance to Financial Institutions and Insurance Companies
                Fiduciary Fund for the Assistance to Financial Institutions and Insurance
                Companies and the Bank.***

 4.4            Form of restructured loan facility (as evidenced by the note purchase agreement, dated as of April 27, 2004, among the Bank, Barclays Bank PLC, the holders party thereto and Deutsche Bank Trust Company Americas).**

 4.5            Form of Amendment No. 1 and Waiver to Restructured Loan Facility (as
                evidenced by the Amendment No. 1 and Waiver to Note Purchase Agreement, dated as of December 20, 2004, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas).

 8.1            For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. "Information on the Company --
                Organizational Structure."

 12.1           Certification of the principal executive officer required under Rule
                13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

 12.2           Certification of the principal financial officer required under Rule
                13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

 13.1           Certification of the principal executive officer required pursuant to
                18 U.S.C. Section 1350, as adopted pursuant to 906 of the Sarbanes Oxley Act of
                2002.

 13.2           Certification of the principal financial officer required pursuant to
                18 U.S.C. Section 1350, as adopted pursuant to 906 of the Sarbanes Oxley Act of
                2002.

 *      Incorporated by reference from our Registration Statement on Form F-4
        (333-11960).

 ** Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003.

 *** Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2002.
