Form 20-F
period 2005-12-31
GRUPO FINANCIERO GALICIA SA
filed 2006-06-28
CIK 1114700

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20–F
(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or

☑	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Commission File Number 0-30852

GRUPO FINANCIERO GALICIA S.A.
(Exact name of Registrant as specified in its charter)
GALICIA FINANCIAL GROUP
(Translation of Registrant’s name into English)
REPUBLIC OF ARGENTINA
(Jurisdiction of incorporation or organization)
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Perón 456
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
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Ordinary Shares, Ps.1.00 par value Class B Ordinary Shares, Ps.1.00 par value	281,221,650 960,185,367
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and larger accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

(i)

(continued)

(ii)

PRESENTATION OF FINANCIAL INFORMATION
     Our consolidated financial statements consolidate the accounts of Grupo Financiero Galicia S.A. and its subsidiaries. Therefore, our consolidated financial statements include the accounts of:
-	Grupo Financiero Galicia S.A. (“Grupo Galicia”);

-	Sudamericana Holding S.A. and its subsidiaries;

-	Galicia Warrants S.A.;

-	Net Investments S.A. and its subsidiaries;

-	Galval Agente de Valores S.A. and

-	Banco de Galicia y Buenos Aires S.A., its wholly-owned subsidiary, Banco Galicia Uruguay S.A (“Galicia Uruguay”) and its subsidiaries and other subsidiaries and affiliated companies required to be consolidated under Argentine Banking GAAP (collectively, the “Bank” or “Banco Galicia”).
     In this annual report, references to “we,” “our,” and “us” are to Grupo Financiero Galicia S.A. and its consolidated subsidiaries.
     We were formed on September 14, 1999, as a financial services holding company to hold all of the shares of capital stock of Banco Galicia held by members of the Escasany, Ayerza and Braun families. Our most significant asset is our ownership in Banco Galicia. As of December 31, 2003, and December 31, 2004, our interest in Banco Galicia was 93.59%. As of December 31, 2005, our interest was 93.6%.
     We (and Banco Galicia) maintain our financial books and records in Argentine pesos and prepare our financial statements to conform to the accounting rules of the Argentine Central Bank, which prescribes the generally accepted accounting principles for all financial institutions in Argentina. This annual report refers to those accounting principles as “Argentine Banking GAAP.” Argentine Banking GAAP differs in certain relevant respects from generally accepted accounting principles in Argentina (“Argentine GAAP”). Argentine Banking GAAP also differs in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Item 5. “Operating and Financial Review and Prospects—Item 5A. Operating Results—U.S. GAAP and Argentine Banking GAAP Reconciliation” and note 40 to our consolidated audited financial statements included in this annual report for a description of the principal differences between Argentine GAAP and Argentine Banking GAAP and note 41 to our financial statements for reconciliation of the principal differences between Argentine Banking GAAP and U.S. GAAP for the periods up to December 31, 2005. A reconciliation to U.S. GAAP of our net income and total shareholders’ equity is presented for the three fiscal years ending December 31, 2005.
     In this annual report, references to “US$,” “U.S. dollars,” and “dollars” are to United States dollars and references to “Ps.” or “pesos” are to Argentine pesos. Unless this annual report states otherwise, through December 31, 2001, the exchange rate used to convert foreign currency amounts into pesos on our balance sheets and income statements (as well as those of Banco Galicia) was the exchange rate quoted as of each relevant date or period end by Banco de la Nación Argentina (“Banco Nación”). In the case of dollars, until December 31, 2001, the Banco Nación quotes for such exchange rates had been Ps.1.0 per US$1.00, the peso-dollar parity introduced in 1991 by Law No. 23,928 (the “Convertibility Law”).
     On January 7, 2002, Argentina abandoned the fixed peso-dollar parity. After devaluing the peso and setting the official exchange rate at Ps.1.4 per US$1.0, on February 11, 2002, the Argentine Government allowed the peso to float. Argentine Central Bank Communiqué “A” 3671, dated July 25, 2002, required that the published reference exchange rate of the Argentine Central Bank be used by banks to value all foreign currency accounts instead of the exchange rate quoted by Banco Nación. We began to use the reference exchange rate quoted by the Argentine Central Bank to value our foreign currency assets and liabilities in July 2002. Unless stated otherwise, in this annual report, references to the exchange rate since that time are to the reference exchange rate published by the Argentine Central Bank.
     The exchange rates used in the December 2005, December 31, 2004 and December 2003, consolidated financial statements were Ps.3.0315, Ps.2.9738, and Ps.2.9330 per US$1.00, respectively, as quoted by the Argentine Central Bank.

     Mainly as a result of the abandonment in 2002 of the fixed exchange rate, Argentina experienced a high rate of inflation. Wholesale prices, as measured by the wholesale price index (the “WPI”) published by the Instituto Nacional de Estadística y Censos (National Institute of Statistics and Census or “INDEC”), increased approximately 118.44% in 2002. On July 17, 2002, the Argentine Government published Decree No. 1269/02, repealing Decree No. 316/95 and reestablishing the policy of restating financial information to account for inflation for periods beginning on or after January 1, 2002. Consequently, inflation accounting was reintroduced in accordance with Argentine Central Bank Communiqué “A” 3702, Resolution No. 415/02 of the CNV and Resolution No. 240/02 of the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), the body that establishes Argentine GAAP and, starting January 1, 2002, we began to adjust our financial statements and those of Banco Galicia for inflation based on changes in the WPI.
     Primarily as a result of the stabilization of the WPI during the first half of 2003, the Argentine Government published Decree No. 664/03 and the Argentine Central Bank issued Communiqué “A” 3921, dated April 8, 2003, which eliminated the requirement that financial statements be prepared in constant currency. These rules became effective for financial periods ending on or after March 1, 2003. Likewise, on April 8, 2003, the CNV issued Resolution No. 441/03 discontinuing inflation accounting as of March 1, 2003. Under professional accounting standards, application of that method remained in effect until September 30, 2003, when the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A.) discontinued the recognition of changes in the purchasing power of currency effective October 1, 2003. From March 2003 to September 2003, prices fell on average approximately 2%.
     Therefore, in this annual report and in the financial statements included herein as of and for the fiscal year ended December 31, 2004 and subsequent periods, our figures and Banco Galicia’s figures do not include any inflation accounting effect and our figures and Banco Galicia’s figures as of and for the fiscal year ended December 31, 2003, include the effects of inflation accounting through February 28, 2003. The WPI increased 0.87% between January 1, 2003 and February 28, 2003. Figures for periods prior to December 31, 2002, have been restated in constant Argentine pesos as of February 28, 2003, applying the approximately 120.35% change in the WPI for the period from January 1, 2002, to February 28, 2003. In addition, for comparison purposes and unless stated otherwise, we have restated in constant pesos of February 28, 2003, all other financial data as of and for periods prior to February 28, 2003, included in this annual report.
     Throughout this annual report, “asymmetric pesification” refers to the compulsory conversion in January 2002 of most dollar-denominated assets and certain liabilities of Argentine financial institutions into peso-denominated assets and liabilities at different exchange rates. In addition, “Compensatory Bond” and “Hedge Bond” refer to the bonds that the Argentine Government has issued and will issue to the Bank (as well as other financial institutions), as compensation for the negative effects on its financial condition of the asymmetric pesification. This is more fully described in Item 4. “Information on the Company—Main Regulatory Changes since 2002.”
     In accordance with Argentine Central Bank rules, the effects of certain regulatory changes that occurred in 2004 have been recorded under the equity account “Adjustments to Prior Fiscal Years’ Results.” As a result of these regulatory changes, and for comparison purposes, previous fiscal years’ figures in this annual report have been restated, when corresponding, to reflect these adjustments. For further information, please see note 38 to our financial statements.
     As of December 31, 2004, and December 31, 2005, the Bank’s Bogar, secured bonds issued by the Fondo Fiduciario para el Desarrollo Provincial (Fiduciary Fund for Provincial Development or “FFDP”) in the provincial governments’ debt exchange established by Decree No.1579/02, were recorded under “Government Securities,” while in previous years they were recorded under “Loans.” For comparative purposes, throughout this annual report (except as noted) the holdings of Bogar were reclassified as government securities as of December 31, 2003. For more information see Item 4. “Information on the Company—Selected Statistical Information—Loan Portfolio.”
     Unless otherwise indicated, we have derived all deposit and loan market shares and other financial industry information from information published by the Argentine Central Bank.
     This annual report contains forward-looking statements that involve substantial risks and uncertainties, including, in particular, statements about our plans, strategies and prospects under the captions Item 4. “Information on the Company—Business Overview,” Item 5. “Operating and Financial Review and Prospects—Item 5A. Operating Results” and Item 5. “Operating and Financial Review and Prospects—Item 5B. Liquidity and Capital Resources.” All statements other than statements of historical facts contained in this annual report (including statements regarding our future financial position, business strategy, budgets, projected costs and management’s plans and objectives for future operations) are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of such words as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we do not provide any assurance with respect to these statements. Because these statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely include but are not limited to:
•	changes in general economic, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America;

•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

•	our inability to obtain additional debt or equity financing on attractive conditions, which may limit our ability to fund existing operations and to finance new activities; and

•	the other factors discussed under Item 3. “Key Information—Risk Factors” in this annual report.
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
     In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this annual report might not occur and are not guarantees of future performance.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not applicable.
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
Selected Financial Data
▪	The following table presents summary historical financial and other information about us as of the dates and for the periods indicated.
▪	The financial statements for the fiscal years ended December 31, 2004 and December 31, 2005 do not include any effect for inflation accounting. The financial statements for the fiscal year ended December 31, 2003 include the effects of inflation accounting through February 28, 2003. The financial statements as of and for the fiscal year ended December 31, 2002, and the financial data for prior periods have been restated in constant pesos of February 28, 2003.
▪	The selected consolidated financial information as of December 31, 2005 and December 31, 2004, and for the fiscal years ending December 31, 2005, 2004 and 2003 has been derived from our audited consolidated financial statements included in this annual report.
▪	The selected consolidated financial information as of December 31, 2003, 2002 and 2001 has been derived from our audited consolidated financial statements not included in this annual report.
▪	We prepare our financial statements in accordance with Argentine Banking GAAP, which differs from Argentine GAAP and U.S. GAAP. Our audited consolidated financial statements contain a description of the principal differences between Argentine GAAP and Argentine Banking GAAP and a reconciliation to U.S. GAAP of our shareholders’ equity as of December 31, 2005, 2004 and 2003, and our net income for the three years ended December 31, 2005. See notes 40 and 41 to our audited consolidated financial statements included in this annual report.
▪	You should read this data in conjunction with Item 5. “Operating and Financial Review and Prospects” and our audited consolidated financial statements.

	Fiscal Year Ended December 31,
	2005	2005	2004	2003	2002	2001
	(in millions	(in millions of pesos, except as noted)(1)			(in millions of February
	of U.S.				28, 2003, constant pesos,
	dollars,				except as noted)(1)
	except as
	noted)(1)
Consolidated Income Statement in Accordance with Argentine Banking GAAP
Financial Income	791.2	2,398.6	1,391.6	1,452.1	5,757.3	3,586.8
Financial Expenses	608.9	1,845.9	1,167.4	1,304.8	4,560.4	2,126.1
Net Financial Income (2)	182.3	552.7	224.2	147.3	1,196.9	1,460.7
Provision for Losses on Loans and Other Receivables	25.3	76.7	190.2	286.4	1,648.6	1,008.5
Income / (Loss) before Taxes	41.8	126.5	(66.1)	(221.6)	(2,812.9)	423.7
Income Tax	(6.4)	(19.3)	(43.8)	(0.6)	(66.4)	(159.1)
Net Income / (Loss) before the Absorption	35.4	107.2	(109.9)	(222.2)	(2,879.3)	264.6
Absorption Approved in the Annual Shareholders Meeting	—	—	—	—	1,370.0	—
Net Income / (Loss) after the Absorption	35.4	107.2	(109.9)	(222.2)	(1,509.3)	264.6
Net Income / (Loss) after the Absorption per Share (in Pesos) (*)	0.028	0.086	(0.093)	(0.203)	(1.382)	0.242
Cash Dividends per Share (in Pesos)	—	—	—	—	—	—
Book Value per Share (in Pesos)	0.432	1.310	1.224	1.299	1.465	2.841
Stock Dividends per Share (in Pesos)	—	—	—	—	—	—
Amounts in Accordance with U.S. GAAP
Net Income / (Loss)	241.1	731.0	(1.1)	731.3	422.5	(8,638.4)
Adjusted Net Income (Loss) per Share (in Pesos)	0.194	0.589	(0.001)	0.669	0.386	(7.907)
Book Value / (Deficit) per Share (in Pesos)	(0.565)	(1.714)	(2.574)	4.077	(4.964)	(5.390)
Financial Income	976.0	2,958.7	1,448.7	2,752.0	2,613.1	3,569.3
Financial Expenses	608.9	1,845.9	1,167.4	1,502.9	4,560.4	2,125.1
Net Financial Income / (Loss)	367.1	1,112.8	281.3	1,249.1	(1,947.3)	1,444.2
Provision for Losses on Loans and Other Receivables	37.4	113.5	210.0	274.6	928.8	4,731.0
Income Tax	6.4	19.3	35.4	(38.4)	66.5	212.9
Consolidated Balance Sheet in Accordance with Argentine Banking GAAP
Cash and Due from Banks	343.5	1,041.2	988.7	826.2	576.8	1,139.9
Government Securities, Net	1,968.5	5,967.4	5,518.0	6,407.1	1,786.5	273.3
Loans, Net	3,481.8	10,555.2	8,438.2	7,506.5	10,682.1	20,107.2
Total Assets	8,456.4	25,635.7	23,650.6	22,822.9	23,864.1	27,877.6
Deposits	2,778.1	8,421.7	6,756.9	5,584.0	5,209.4	13,502.8
Other Funds (3)	5,141.7	15,587.2	15,374.2	15,819.5	17,053.9	11,271.3
Total Shareholders’ Equity	536.6	1,626.8	1,519.5	1,419.4	1,600.8	3,103.5
Average Total Assets (4)	7,995.4	24,238.1	22,725.9	22,530.3	29,500.9	31,967.4
Percentage of Period-end Balance Sheet Items Denominated in Dollars:
Loans, Net of Allowances		9.84	10.43	9.36	9.11	86.34
Total Assets		26.55	32.92	36.39	43.20	80.05
Deposits		15.55	20.89	29.67	40.08	81.15
Total Liabilities		25.81	29.57	36.87	43.98	74.07
Amounts in Accordance with U.S. GAAP
Trading Securities	251.5	762.4	564.7	328.8	35.5	141.9
Available-for-Sale Securities	1,526.4	4,627.3	3,923.1	3,727.9	1,380.6	2,914.3
Total Assets	6,580.7	19,949.3	17,007.3	14,835.2	14,821.9	21,061.8
Total Liabilities	7,282.7	22,077.6	20,203.0	19,288.5	20,244.2	26,949.6
Shareholders’ Equity (Deficit)	(702.1)	(2,128.3)	(3,195.7)	(4,453.3)	(5,422.3)	(5,887.8)

	Fiscal Year Ended December 31,
	2005		2004		2003		2002		2001
	(in millions of pesos, except as noted)(1)						(in millions of February 28,
							2003, constant pesos, except as
							noted)(1)
Selected Ratios
Ratios in Accordance with Argentine Banking GAAP
Profitability and Efficiency
Net Yield on Interest Earning Assets (5)	2.38%		1.02%		0.89%		3.66%		6.54%
Financial Margin (6)	2.53		1.08		0.71		4.44		5.36
Return on Average Assets (7)	0.59		(0.42)		(0.95)		(6.04)		0.90
Return on Average Shareholders’ Equity (8)	6.83		(7.32)		(14.53)		(62.06)		8.67
Net Income from Services as a Percentage of Operating Income (9)	48.65		66.06		73.08		24.95		39.22
Efficiency ratio (10)	72.56		94.46		113.91		61.58		57.00
Capital
Shareholders’ Equity as a Percentage of Total Assets	6.35%		6.42%		6.22%		6.71%		11.13%
Total Liabilities as a Multiple of Shareholders’ Equity	14.76	x	14.56	x	15.08	x	13.91	x	7.98	x
Total Capital Ratio (11)	20.78%		25.11%		—		—		17.18%
Liquidity
Cash and Due from Banks as a Percentage of Total Deposits	12.36%		14.63%		14.80%		11.07%		8.44%
Loans, Net as a Percentage of Total Assets	41.17		35.68		32.89		44.76		72.13
Credit Quality
Past Due Loans (12) as a Percentage of Total Loans	2.34%		4.97%		11.70%		9.93%		4.96%
Non-Accrual Loans (13) as a Percentage of Total Loans	3.50		7.74		15.04		13.08		6.74
Allowance for Loan Losses as a Percentage of Non-accrual Loans (13)	111.90		90.51		90.61		104.45		73.93
Net Charge-Offs (14) as a Percentage of Average Loans	1.49		3.77		1.98		1.89		2.20
Ratios in Accordance with U.S. GAAP
Capital
Shareholders’ Equity (deficit) as a Percentage of Total Assets	(10.67)%		(18.79)%		(30.02)%		(36.58)%		(27.96)%
Total Liabilities as a Multiple of Total Shareholders’ Equity	(10.37	)x	(6.32	)x	(4.33	)x	(3.73	)x	(4.58	)x
Liquidity
Loans, Net as a Percentage of Total Assets	50.15%		43.91%		43.32%		55.03%		61.11%
Credit Quality
Allowance for Loan Losses as a Percentage of Non-Accrual Loans	139.49%		84.75%		85.98%		101.48%		136.89%
Inflation and Exchange Rate
Inflation (Deflation) (15) (16)	10.69%		7.84%		2.03%		118.44%		(4.30)%
Currency Devaluation Rate (16) (%)	1.94		1.39		(12.79)		236.30		—
CER (17)	11.75		5.48		3.66		40.53		—
CVS (18)	—		5.32		15.85		0.83		—

(*)	Before the loss absorption mechanism established by Argentine Central Bank Communiqué “A” 3800, net loss per share for fiscal year 2002 was Ps.(2.636).

(1)	The exchange rate used to convert the December 31, 2005 amounts into U.S. dollars was Ps.3.0315 per US$1.00. All amounts are stated in millions of pesos, except inflation, percentages, ratios, multiples and per-share data.

(2)	Net financial income represents mainly income from interest on loans and other receivables from financial brokerage plus net income from government and corporate debt securities, including gains and losses, less interest on deposits and other liabilities from financial intermediation and monetary loss from financial brokerage. For fiscal years 2002, 2003, 2004 and 2005, it also includes the CER adjustment.

(3)	Includes mainly liabilities with the Argentine Central Bank, other banks and international entities.

(4)	The average balances of assets and liabilities, including the related interest receivable and payable are calculated on a daily basis for Banco Galicia and for Galicia Uruguay, as well as for Tarjetas Regionales S.A consolidated with its operating subsidiaries, and on a monthly basis for Grupo Galicia and its non-banking subsidiaries.

(5)	Net interest earned divided by interest-earning assets. For a description of net interest earned, see Item 4. “Information on the Company—Selected Statistical Information—Interest-Earning Assets—Net Yield on Interest-Earning Assets.”

(6)	Financial margin represents net financial income divided by average interest-earning assets.

(7)	Net income plus minority interest plus unrealized valuation difference as a percentage of average total assets. Before the loss absorption mechanism allowed by Argentine Central Bank Communiqué “A” 3800, this ratio was (10.68)% for fiscal year 2002.

(8)	Net income plus unrealized valuation difference as a percentage of average shareholders’ equity. Before the loss absorption mechanism allowed by Argentine Central Bank Communiqué “A” 3800, this ratio was (118.40) % for fiscal year 2002.

(9)	Operating income is defined as net financial income plus net income from services plus monetary loss from financial intermediation plus the unrealized valuation difference. Excluding from the calculation the unrealized valuation difference (in accordance with Argentine Central Bank Communiqué “A” 3703), this ratio was 278.90% for fiscal year 2002.

(10)	Administrative expenses net of the monetary gain (loss) from operating expenses as a percentage of operating income as defined above. Excluding from the calculation the unrealized valuation difference (in accordance with Argentine Central Bank Communiqué “A” 3703), this ratio was 688.34% for fiscal year 2002.

(11)	Compliance with the capital adequacy rules of the Argentine Central Bank was suspended during 2002 and 2003 (including December 31, 2002, and December 31, 2003). See Item 4.“Information on the Company—Selected Statistical Information—Regulatory Capital.”

(12)	Past-due loans consist of amounts of entire loan principal and interest receivable for those loans for which either the principal or any interest payment is 91 days or more past due.

(13)	Non-Accrual loans are defined as those loans falling into the following categories under the Argentine Central Bank’s classification system: (a) consumer: defective fulfillment, difficulty in recovery, uncollectible or uncollectible for technical reasons and (b) commercial: with problems, high risk of insolvency, uncollectible or uncollectible for technical reasons.

(14)	Charge-offs plus direct charge-offs minus bad debts recovered.

(15)	As measured by changes in the WPI in Argentina.

(16)	Source: INDEC.

(17)	The “CER” is the “Coeficiente de Estabilización de Referencia,” an adjustment coefficient based on changes in the consumer price index, which became effective February 3, 2002. See Item 4. “Information on the Company—Main Regulatory Changes since 2002.”

(18)	The “CVS” is the “Coeficiente de Variación Salarial,” an adjustment coefficient based on the variation of salaries, which was effective between October 1, 2002 and March 31, 2004. See Item 4. “Information on the Company—Main Regulatory Changes since 2002.” The percentage disclosed for FY 2004 corresponds to the variation between January 1, 2004 and March 31, 2004.
Exchange Rate Information
     On January 6, 2002, the Argentine Congress enacted Law No. 25,561 (the Public Emergency and Foreign Exchange System Reform Law, the “Public Emergency Law”), abandoning over 10 years of fixed U.S. dollar – peso parity. After devaluing the peso and setting the official exchange rate at Ps.1.4 per US$1.0, on February 11, 2002, the Argentine Government allowed the peso to float. The shortage of dollars and their heightened demand caused the peso to devalue significantly in the first half of 2002. Since mid 2002, the peso appreciated versus the dollar. There can be no assurance that the peso will not depreciate in the future.
     The following table sets forth the annual high, low, average and period-end exchange rates for U.S. dollars for the periods indicated, expressed in pesos per dollar and not adjusted for inflation.

	Exchange Rate (1)
	High	Low	Average (2)		Period-End
2000	1.0000	1.0000	1.0000	(3)	1.0000
2001	1.0000	1.0000	1.0000	(3)	1.0000
2002	3.9000	1.0000	3.0724	(3)	3.3630
2003	3.3625	2.7485	2.9491	(3)	2.9330
2004	3.0718	2.8037	2.9415	(3)	2.9738
2005	3.0523	2.8592	2.9233	(3)	3.0315

November 2005	2.9952	2.9405	2.9672		2.9735
December 2005	3.0523	2.9700	3.0145		3.0315
January 2006	3.0637	3.0305	3.0460		3.0637
February 2006	3.0757	3.0625	3.0689		3.0728
March 2006	3.0845	3.0650	3.0763		3.0808
April 2006	3.0828	3.0367	3.0663		3.0438
May 2006	3.0868	3.0367	3.0535		3.0868

(1)	Until June 2002, asked closing quotations as quoted by Banco Nación. Since July 2002, closing reference exchange rate as published by the Argentine Central Bank.

(2)	Daily average of closing quotations, unless otherwise noted.

(3)	Based on monthly averages.
     As of June 22, 2006, the exchange rate was Ps.3.0753 for US$1.
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
The current growth and stabilization may not be sustainable, which could adversely affect the economy, the financial system and our financial condition and prospects
     During 2001 and 2002, Argentina went through a period of great political, economic and social instability, which led to a significant decline in economic activity, a banking crisis, the default on part of Argentina’s sovereign debt, the devaluation of the Argentine peso in January 2002 and high inflation during that year. In the second half of 2002, the Argentine Government managed to stabilize the economy, which began to grow at high rates. This growth with macroeconomic stability has continued to date.
     If the current administration is not capable of implementing economic policies needed to turn the economic growth Argentina is experiencing into a sustainable development process in the long run, or if it is not capable of keeping inflation under control, there is a considerable risk that political and economic instability could reemerge. This would likely have a negative impact on the Argentine economy and on the financial system, including our operations and financial condition.

Inflation may rise from current levels and undermine the economy and our financial condition
     In 2005, inflation as measured by the variation in consumer prices was 12.3%, while in 2004 and 2003 it had been 6.1% and 3.5%, respectively. This implies that, during 2005, inflation practically doubled that of the prior year, and the same occurred in 2004 as compared to 2003.
     Inflation may keep on increasing in Argentina, due to the fact that the country’s economy is growing at very high rates, which implies strong aggregate demand increases, in a context in which relative prices still require certain adjustments, as not all economic sectors have been able to pass through the impact of the devaluation of the peso into prices to the same extent. In addition, the strong post-crisis growth, for more than three years, has led to an increasing use of installed capacity and to a progressive reduction of the “output gap” existing immediately after the crisis. Finally, even though aggregate investment has been growing, the effects of such growth on the aggregate supply are not immediate.
     In the past, inflation has materially undermined the Argentine economy and the Government’s ability to create conditions that favor economic growth. In addition, high inflation or high volatility in inflation rates would negatively and materially affect the business volume of the financial system and preclude the development of financial intermediation activities. This could negatively affect the overall level of economic activity and employment. High inflation would also undermine Argentina’s foreign competitiveness by diluting the positive effects of the peso devaluation, with the same negative effects on the level of economic activity and employment. All these factors would also have a negative impact on our business and financial condition.
Argentina’s ability to obtain financing from international markets and direct-foreign investment is actually limited, which may have negative effects on the level of economic activity
     In the first half of 2005, Argentina offered an exchange to restructure its sovereign debt that had been in default since early 2002. As reported by the Government, the exchange offer was accepted by holders of 76% of the debt subject to the restructuring. However, holders of approximately US$20 billion of debt, mainly from the United States, Italy and Germany, did not participate in the exchange offer and initiated legal actions against Argentina. New lawsuits could be brought in the future. Additionally, foreign shareholders of certain Argentine companies have initiated legal actions for significant amounts before the International Centre for Settlement of Investment Disputes (“ICSID”), alleging that certain measures implemented by the Government during and in respect of the 2001-2002 crisis are inconsistent with the fair and equitable treatment standards set forth in various bilateral treaties to which Argentina is a party.
     Argentina’s default, the delay to complete the restructuring of its defaulted debt, including the existence of holdout creditors who did not accept the exchange offer, and the above mentioned litigation initiated against Argentina, could prevent the Argentine Government and the country’s private sector from obtaining fluid access to financing from the international capital markets and direct-foreign investment. Additionally, as of the date of this annual report, ICSID has ordered Argentina to pay certain small amounts in connection with certain claims brought before such organization. However, the claims initiated before this organization and the lawsuits initiated by holders who did not participate in the exchange offer may result in material judgments against Argentina, as well as in attachments of or injunctions against assets of Argentina that the Government intended for other purposes. Therefore, the government may not have the financial resources necessary to promote growth and a better income distribution, and investment from the private sector required for the same purposes could materialize in amounts lower than those necessary due to the lack of financing.
     If Argentina does not fully recover its ability to access financing from international markets and direct-foreign investment, there is a risk that it may not dispose of sufficient capital in order to reinitiate an investment cycle and to maintain a high pace of economic growth. The country’s fiscal situation could be affected, which could lead to higher inflation and could negatively affect the Government’s ability to implement economic policies that would foster economic growth and a better income distribution. If a sustained growth cycle is not achieved, political, economic and social instability could occur again in the near future. All of these events could have a material adverse effect on the Argentine economy’s and our financial condition and prospects.

Significant devaluation of the peso may adversely affect the Argentine economy and our operations
     Despite the positive effects of the real depreciation of the peso on the competitiveness of certain sectors of the Argentine economy, it has also resulted in far-reaching negative impacts on the Argentine economy and on businesses and individuals’ financial condition. As an example, the peso devaluation had a negative impact on the ability of the Argentine Government and Argentine companies and financial institutions to repay their foreign currency-denominated debt, led to very high inflation in 2002 and significantly reduced real wages. It also had a negative impact on economic sectors whose business is predominantly dependent on domestic demand, such as public services and financial institutions, and made necessary a series of measures to compensate the financial system for the effects of the asymmetric pesification.
     A further significant devaluation of the peso, would have the same negative effects on the Argentine Government, the financial system, companies and individuals, and would have a negative impact on us.
Argentina’s economy and its real, financial and securities market remain vulnerable to external shocks which could have an adverse effect on the country’s economic growth and on our prospects
     Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other emerging market countries. Although economic conditions vary from country to country, investors’ reactions to the events occurring in one country may substantially affect capital flows into and securities of issuers in other similar countries, including Argentina. Lower capital inflows and declining securities prices negatively affect the real economy through higher interest rates or currency volatility.
     In the past, Argentina’s economy has been adversely affected by economic developments in other emerging market countries. Among others, the political and economic events that occurred in Mexico in 1994 and the collapse of several Asian economies between 1997 and 1998, to cite two well-known emerging market downturns of the 1990s, adversely impacted the Argentine economy. Similar developments can be expected to affect the Argentine economy in the future. Argentina’s economy may be adversely impacted by events affecting other emerging markets.
     In addition, Argentina may also be affected by economic conditions of major trade partners, such as Brazil, or countries with developed economies, such as the United States, that are significant trade partners and/or have influence over world economic cycles. For instance, if interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. If these countries were also Argentina’s trade partners, the negative effect would be increased through a decrease in Argentine exports.
A decline in international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth and on our prospects
     Argentina’s financial recovery from the 2001-2002 crisis has been significantly assisted by the increase in prices for Argentina’s main commodity exports, such as soy. These high commodity prices have contributed to the increase in Argentine exports since the third quarter of 2002 and to high Government revenues from taxes on exports. Even though the prices of the primary goods that Argentina exports decreased from those of 2002 and 2003, they are still at historically high levels. If international commodity prices decrease significantly, the growth of the Argentine economy, as well as its exports, could be adversely affected. Such occurrence would have a negative impact on the levels of Government revenues and the Government’s ability to service its debt, and could either generate recessionary or inflationary pressures, depending on the Government’s reaction. Either of these results would negatively impact our financial condition and prospects.
The foreign exchange market is subject to controls and the Argentine Central Bank could implement more restrictive measures that could prevent Argentine debtors from repaying their debt with foreign creditors
     At the end of 2001 and in 2002, the Government and the Argentine Central Bank established controls over the foreign exchange market and over transfers of funds abroad, substantially limiting the ability of the companies to retain foreign currency or make debt payments abroad. The existence of such controls and the prevailing significant surplus in the country’s trade balance (which resulted in greater availability of foreign currency) contributed to the appreciation of the peso and to the increased availability of foreign currency, which resulted in the easing of many of these restrictions.
     However, restrictions still exist that limit access to the foreign exchange market by residents and non-residents and their ability to make transfers of foreign currency and payments abroad. In addition, the Government issued a decree in June 2005 that established new controls and restricts capital inflows. For more information, see Item 4. “Information on the Company—Main Regulatory Changes since 2002—Foreign Exchange Market.”
     If imposed in an economic environment where access to local capital is substantially constrained, these controls could have a negative effect on the economy, and on our business, by limiting economic agents’ ability to obtain financing. Moreover, Argentina could again establish restrictions on the foreign exchange market and on transfers abroad, among others, in the future, in response to significant capital outflows or to a significant depreciation of the peso. These restrictions may hamper foreign investors’ ability to receive payments in connection with debt or equity securities of Argentine issuers such as us or Banco Galicia.
Volatility of the regulatory environment in Argentina could continue to be high and future Argentine governmental policies could adversely affect the Argentine economy as a whole as well as financial institutions including us
     The Argentine Government has historically exercised significant influence over the country’s economy, and financial institutions in particular have operated in a highly regulated environment for extended periods of time. Since December 2001, the Argentine Government has promulgated numerous far-reaching laws and regulations affecting the economy in general and financial institutions in particular. Laws and regulations currently governing the economy or the financial sector may change in the future. Any future changes in the regulatory environment and government policies may adversely affect financial institutions in Argentina, including us, as well as their business, financial condition or results of operations or their ability to service their foreign currency debt obligations. The lack of a clear and stable regulatory environment imposes significant limitations on the operation of the banking system, and creates uncertainties as to our future financial condition and results of operations.
Government measures may adversely affect the Argentine economy as a whole, as well as different economic agents, including us
     During the 2001-2002 crisis, Argentina experienced social and political turmoil, including civilian unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s ongoing economic recovery and relative stabilization, the social and political tensions and high levels of poverty and unemployment continue. Future government policies to preempt or in response to social unrest may include nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy and thereby our business.
Risk Factors Relating to the Argentine Financial System
The recovery of the financial system, of which we are a part, is dependent upon the ability of financial institutions to maintain and increase depositors’ confidence
     The measures implemented by the Argentine Government in the last quarter of 2001 and during the first half of 2002, mainly the limitation on the right of depositors to freely withdraw their money from banks and the pesification and restructuring of their deposits, undermined the confidence of depositors and investors in the Argentine financial system and in all financial institutions, and generated significant opposition among depositors, frustrated by losses incurred with respect to their savings.
     Although the financial system as a whole has seen a substantial recovery in deposits (mostly transactional deposits) since 2002, this trend may not continue or the deposit base of the Argentine financial system, including the

Bank’s, may be affected in the future by adverse economic, social and political events. If depositors’ confidence in the financial system was adversely affected again, the manner in which financial institutions within the financial system, including us, conduct their business would be adversely impacted, mainly as the reduced depositor confidence would hamper their ability to operate as financial intermediaries.
The negative consequences of the 2001-2002 crisis on the profile and activities of the financial system could not be overcome
     Immediately after the 2001 and 2002 crisis, the financial system practically ceased acting as an intermediary between savings and credit. Private sector deposits resumed growth on the second half of 2002, increasing 24.1% in 2003, 13.6% in 2004, and 21.4% in 2005. Loans to the private sector began to increase in 2004, increasing 24.9% in that year and 38.5% in 2005. Although financial penetration in Argentina, measured in terms of total financial system’s private-sector deposits and loans as a percentage of the Gross Domestic Product (“GDP”), has increased after the crisis, it is still low when compared with international levels. It is also still lower than that recorded in the country before the crisis, mainly in the case of loans to the private sector, which represented approximately 8.7% of the GDP at the end of 2005, compared to approximately 23.0% at the end of 1999.
     The depth of the crisis and its effects on depositors’ confidence in the financial system create significant uncertainties as to the likelihood that the financial system will fully recover its ability to act as an intermediary between savings and credit. Despite the fact that loan origination has resumed since 2004, the period of time necessary for the Argentine financial system’s credit activity to return to its pre-crisis levels remains uncertain. Even though deposits in the financial system and with us resumed growth in mid-2002, most new deposits are either sight or very short-term time deposits. The sources of medium and long-term funding for financial institutions are currently limited, and mainly arise from loan portfolio securitization, especially since 2004, which implies a growing commercial banking disintermediation. Due to these reasons, and also to the characteristics of credit demand, loan expansion since 2004 was based on short-term loans to individuals and companies.
     For the financial system to be able to reach an adequate intermediation level and, at the same time, develop a medium and long-term credit business without assuming excessive risks in terms of maturity gaps, the growth in deposits and loans should persist over time, the terms of assets and liabilities in the financial system should extend, the public’s confidence in the Argentine financial system should recover levels enabling a substantial part of the country’s savings to be channeled to the financial system, and a process of sustained growth with macroeconomic stability should consolidate. These trends may not materialize and, even if they do, financial intermediation activities may not develop to the extent needed nor attain the necessary volume so as to allow the income generation capacity of Argentine financial institutions, including us, to improve.
     Under these circumstances, for an undetermined period of time, the scale of operations of Argentine-based financial institutions, including us, their business volume, the amount of their assets and liabilities and their income generation capacity, could remain lower than pre-crisis levels.
Financial institutions’ asset quality deteriorated significantly after the 2001-2002 economic crisis, and the current improvement could be interrupted if the Argentine economy stops growing
     The capacity of Argentine private-sector debtors to repay their loans, already impaired by the deep and persistent recession that began in the second half of 1998, deteriorated significantly in 2001 and in 2002, as a result of the economic crisis and the virtual paralysis in economic activity in late 2001 and early 2002. Although since 2003 and up to the date of this annual report, the private sector has recovered and the quality of bank loan portfolios improved significantly, as a result of the country’s high economic growth and of a better overall economic environment together with the restructuring of many private sector companies’ local or foreign debt, certain sectors of activity were more favored by the post-crisis relative prices structure than others. The current improvement of the quality of the financial system’s private-sector loan portfolio may not continue and the Argentine private sector may not fully recover from the crisis.
     In addition, as a result of the crisis and in spite of the Argentine Central Bank’s measures to limit the financial system’s exposure to the public sector, certain financial institutions’ assets, as well as ours, currently include a substantial exposure to debt instruments of the Argentine public sector. Thus, the value of a large portion of the assets held by certain Argentine banks, as well as those banks’ income generation capacity, is currently dependent on the Argentine public sector’s repayment capacity, which is tied, among others, to the continuity of economic growth, both of which could be undermined in the future.
An increasing number of judgments against financial institutions, in connection with the “corralón,” may result in further deterioration of financial institutions’ deposit base and liquidity, including ours
     As a consequence of measures adopted by the Argentine Government in connection with the pesification of deposits originally denominated in dollars and the restructuring of bank deposits, since the beginning of 2002, individuals and entities have initiated a significant number of legal actions against financial institutions, including us, mainly requesting court protection from such measures, on the basis that these measures violated constitutional and other rights (“amparo claims”). These actions have resulted in lower and appeals courts rulings that have ordered financial institutions to reimburse dollar denominated deposits, or their equivalent in pesos, at the then current free market exchange rate. These rulings have resulted in a significant withdrawal of deposits from the financial system and the Bank. In addition, amparo claims also resulted in significant losses for financial institutions, including us, because we had to reimburse the restructured deposits (mostly dollar-denominated deposits before pesification, referred to herein as “Reprogrammed Deposits”) at market exchange rates rather than at the rate at which deposits were pesified and booked. These losses have been deferred, but the Argentine Central Bank has established that the deferred asset must be amortized beginning in April 2003. The Argentine Government has not provided compensation for these losses and has expressed that it does not intend to do so.
     The emergency measures implemented by the Government during and in respect of the crisis have been declared unconstitutional by most upper and lower courts. As of the date of this annual report, the Argentine Supreme Court has ruled on particular cases in connection with the pesification of deposits, declaring in one case in favor of the constitutionality of the pesification measures taken by the Argentine Government. The final resolution of similar cases is uncertain given the fact that, under Argentine law, Supreme Court rulings are not mandatory for lower courts.
     If there was an increasing number of judgments against financial institutions like us, or if the Argentine Supreme Court resolved, changing its current criterion, against the constitutionality of the pesification measures, the financial system’s liquidity could be adversely impacted and financial institutions, including us, could incur further significant losses.
New limitations to creditors’ rights in Argentina and to the ability to foreclose on certain guarantees and collateral may adversely impact financial institutions
     In order to protect debtors, which were affected by the 2001-2002 crisis, the Argentine Government passed various laws and regulations temporarily suspending the ability of creditors to foreclose on collateral and to exercise their rights pursuant to guarantees and similar instruments upon the occurrence of a default by a debtor under a financing agreement. Such regulations have restricted Argentine creditors, such as us, from initiating collection actions or lawsuits to recover on defaulted loans. Even though many of these rules have ceased to be applicable, on November 2, 2005, the Argentine Congress established a new suspension of foreclosure proceedings on certain mortgages. Under an adverse economic environment or other circumstances, the Argentine Government may pass new rules and regulations affecting the ability of creditors to enforce their rights pursuant to debt agreements, guarantees and similar instruments, which new rules and regulations may have a negative effect on the financial system’s and our business.
Risk Factors Relating to us
We are a holding company, and our ability to pay cash dividends depends on the ability of our subsidiaries to pay dividends to us
     We are a holding company, and as such we conduct all of our operations through our subsidiaries. As a holding company, we expect dividends or other intercompany transfers of funds from our subsidiaries to be our primary source of funds to pay our expenses and dividends. Banco Galicia is our most significant subsidiary. As of

December 31, 2005, Banco Galicia consolidated assets represented 99.3% of our consolidated assets. While we do not anticipate conducting operations at our level, any expenses we incur, in excess of minimum levels, will reduce amounts available to be distributed to our shareholders. The ability of our subsidiaries to pay dividends and make other payments to us will depend on their results of operations and financial condition and may be restricted by, among other things, applicable corporate and other laws and regulations and agreements of our subsidiaries. In addition, our ability to pay dividends will be subject to legal and other requirements at our level.
     We have not received dividends from the Bank since October 2001. In addition, Banco Galicia is restricted from paying dividends as, among others, under Argentine Central Bank regulations it must reduce its retained earnings available to be distributed as cash dividends by the difference between the market value and the carrying value of the Compensatory Bond and the Hedge Bond, after netting the legal reserve and other reserves established by Banco Galicia’s bylaws. Also, the loan agreements entered into by Banco Galicia as part of its foreign debt restructuring limit its ability to pay dividends on its capital stock. See Item 8. “Financial Information—Dividend Policy and Dividends—Dividend Policy.”
We may operate finance-related businesses that have little or no regulatory supervision
     We may operate finance-related businesses outside of Banco Galicia that are not regulated by the Argentine Central Bank. These businesses will be subject only to those regulatory limitations that may be applicable to them. We may enter into businesses that have little or no regulatory supervision or that entail greater risks than our existing businesses.
We are subject to corporate disclosure and accounting standards that may limit the information available to our shareholders
     A principal objective of the securities laws of the United States, Argentina and other countries is to promote full and fair disclosure of all material information of companies issuing securities. However, there may be less publicly available information about us than is regularly published by or about listed companies in certain countries with highly developed capital markets, such as the United States. While we are subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Furthermore, we are not required to comply with the U.S. Securities and Exchange Commission (“SEC”) proxy rules in connection with shareholders’ meetings.
     In addition, we maintain our financial books and records in pesos and prepare our financial statements in conformity with Argentine Banking GAAP, which differs in certain respects from Argentine GAAP and U.S. GAAP. See Item 5. “Operating and Financial Review and Prospects—Item 5A. Operating Results—U.S. GAAP and Argentine Banking GAAP Reconciliation” and note 41 to our consolidated audited financial statements included in this annual report for a description of the principal differences between Argentine Banking GAAP and U.S. GAAP.
     Also, for a description of the differences between Argentine and Nasdaq corporate governance requirements, see Item 6. “Directors, Senior Management and Employees—Nasdaq Corporate Governance Standards.”
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
U.S. holders of our class B shares may not be able to exercise preemptive and accretion rights
     Under Argentine law, holders of our class B shares (including shares underlying our ADSs) have preemptive and accretion rights with respect to future issuances of class B shares. United States holders of our class

B shares may not be able to exercise such preemptive and accretion rights unless a registration statement under the Securities Act of 1933 is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to such rights or the shares related thereto. Therefore, if we elect not to file a registration statement with respect to such rights or if an exemption from registration is not otherwise available, a United States holder of class B shares (including those underlying our ADSs) may not be able to exercise such rights. In addition, the depositary may not be able to sell such rights and distribute the proceeds thereof to a United States holder of class B shares (including those underlying our ADSs) as contemplated in the Depositary agreement, in which case such rights may lapse.
Our net position in CER-adjusted assets exposes us to increases of the real interest rate
     In the course of implementing the asymmetric pesification of certain bank assets and liabilities, the Argentine Government modified the yields of the assets and the cost of the liabilities that were pesified. Fixed maximum and minimum interest rates were established for pesified assets and liabilities, respectively. In addition, the principal of those assets and liabilities was tied to the CER variation (and in certain cases to the CVS variation, which was latter discontinued) and, in most cases, maturities were extended. The terms and conditions of peso-denominated assets with the public sector and certain peso-denominated deposits were also modified.
     The amendments and modifications of our assets and liabilities resulting from the Argentine Government’s measures to address the economic crisis have created mismatches between our assets and liabilities in terms of currency, yield and terms. Mainly, we currently carry a net position in long-term CER adjusted assets (a coefficient based on the variation of consumer prices) bearing fixed interest rates over adjusted principal, which is funded by peso-denominated liabilities (with no principal adjustment linked to inflation), bearing market interest rates that mainly reprice in the short term. See Item 5. “Operating and Financial Review and Prospects—Item 5A. Operating Results—Currency Composition of Our Balance Sheet.” This mismatch exposes us to the fluctuations in the real interest rate, with an adverse impact on income resulting from a significant increase in the real interest rate.
Our assets are concentrated in Argentine public-sector debt instruments making our future financial condition strongly dependent on the Argentine Government’s credit quality
     As of December 31, 2005, our exposure to the Argentine public sector, including our position in Boden 2012 (our holdings of Boden 2012 corresponding to the Compensatory Bond, plus our right to receive Boden 2012 corresponding to the Hedge Bond, plus the Boden 2012 corresponding to the Compensatory Bond sold under repurchase agreements), amounted to Ps.16,414.5 million, representing 64.0% of our total assets. As of the same date, our net exposure to the public sector (excluding liabilities with the Argentine Central Bank and without taking into account the Bank’s deposits in the Argentine Central Bank), amounted to Ps.7,802.6 million, representing 30.4% of our total assets.
     The value of our assets, our income and cash flow generation capacity and our future financial condition strongly depend on the Argentine Government’s ability to comply with its payment obligations. In turn, the ability of the Argentine Government to comply with its payment obligations with respect to such public-sector instruments is dependent on, among other things, its ability to establish an economic policy that is successful in promoting sustainable economic growth in the long run, generating tax revenues and controlling public expenses.
We carry a significant portion of our public-sector assets at values that do not reflect their market value, which is substantially lower than their respective book value
     We carry our public-sector assets under Argentine Banking GAAP, in accordance with Argentine Central Bank valuation rules, as explained under Item 4. “Information on the Company—Selected Financial Information—Government and Corporate Securities—Valuation,” and Item 5A. “Operating Results—Critical Accounting Policies—Government Securities and Other Accounts Receivable with the Government.” The book values of our holdings of Bogar and Discount Bonds and of our position in Boden 2012 are greater than their respective quoted market values.

     The estimated difference between the aggregate book value of the above mentioned assets and their respective aggregate market value as of December 31, 2005, amounted to Ps.1,338.9 million, as explained under Item 4. “Information on the Company—Selected Financial Information—Government and Corporate Securities.”
     As market conditions change, adjustments to the market value of the above mentioned assets are not reflected in our financial condition. Future sales or settlements of these assets will reflect the market conditions at the time and may result in losses, representing the difference between the settlement amount and the then carrying value.
We have recorded our right to receive the Hedge Bond and our right to receive the advance from the Argentine Central Bank to purchase such Bond, as if we had already received such Bond and if we had already executed the debt agreement with the Argentine Central Bank
     As described in more detail under Item 4. “Information on the Company—Main Regulatory Changes since 2002—Compensation to Financial Institutions—For the Asymmetric Pesification and its Consequences,” through several Executive Branch decrees and Argentine Central Bank regulations, in 2002, the Argentine Government established: (i) that financial institutions were entitled to receive a Compensatory Bond and a Hedge Bond as compensation for the negative impact caused on their financial condition by the asymmetric pesification carried out by the Government to face the 2001-2002 crisis, and (ii) financial institutions’ right to request an advance from the Argentine Central Bank to acquire the Hedge Bond. Based on such rules, we recorded our right to receive the Boden 2012 corresponding to the Hedge Bond and our right to receive the advance from the Argentine Central Bank to purchase the Hedge Bond, as if we had had the Boden 2012 in our possession and if the associated liability had been received from the Argentine Central Bank.
     Even though (i) the total amount of the compensation to the Bank for the asymmetric pesification has been determined by the Argentine Central Bank and agreed upon by the Bank in early 2005, (ii) we have received the remaining Boden 2012 corresponding to the Compensatory Bond during that year, and (iii) in early 2006, we have requested from the Argentine Central Bank the advance for the purchase of most of the Boden 2012 corresponding to the Hedge Bond, such Boden 2012 is pending receipt and the advance to purchase such bond is pending execution.
     Not having executed the debt agreement has had a negative economic and financial impact on our financial condition insofar as: (i) we have carried the amortization and interest payments due August 2005 of a dollar-denominated asset (the Boden 2012) and a CER adjusted liability (the associated advance from the Argentine Central Bank), with the CER adjustment having exceeded the variation of the exchange rate, and (ii) the proceeds from the August 2005 amortization and interest payments on the Boden 2012 exceeding the abovementioned advance’s August 2005 amortization and interest payments, we have incurred an opportunity cost in connection with the cash difference not perceived. In addition, not having obtained the possession of the Boden 2012 has precluded us from applying the proceeds that could have been generated from a sale or a repo of these securities, to more profitable investments and from freely managing our assets and liabilities.
     Further delays in the delivery of the Boden 2012 corresponding to the Hedge Bond to us and in the execution of the associated debt agreement with the Argentine Central Bank with respect to the corresponding advance are likely to cause continuing negative effects on our financial condition.
A breach of any of the covenants under the Bank’s debt agreements entered into by the Bank as part of its foreign debt restructuring could result in a default in respect of the related indebtedness
     The loan agreements and indenture entered into by the Bank as part of its foreign debt restructuring, include certain covenants that, among other things, restrict the Bank’s ability to pay dividends on stock or purchase its stock or the stock of its subsidiaries or use the proceeds of the sale of certain assets or from the issuance of debt or equity securities. Some of these agreements also require that the Bank maintain specified financial ratios. A breach of any of these covenants or the Bank’s inability to maintain the required ratios could result in a default in respect of the related indebtedness. In the event of a default, the relevant lenders could elect, among other options, to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable. For more information see Item 10. “Additional Information—Material Contracts.”
It may be difficult for us to fully overcome all of the residual negative effects of the 2001-2002 crisis
     It is difficult to predict whether we will be able to increase fee income and loan origination to the private sector so as to generate sufficient increased financial revenue and income from services in order for operating results to more than offset losses from the valuation of public sector assets in accordance with Argentine Central Bank rules, the amortization of amparo claims and the negative yield on our matched position in foreign currency resulting from the low yield of the Boden 2012 corresponding to the Compensatory Bond and the Hedge Bond. Demand for fee-related products and services as well as for credit is increasing in Argentina, together with the improved situation of the economy and the Argentine private sector, and we have an aggressive business strategy aimed at expanding our operations. However, the demand for financial products may not continue to grow or may not grow to the extent or at the pace necessary. In addition, we may not be able to increase our business volume in the necessary proportion or margins between lending and borrowing interest rates could decrease or be insufficient for our operating income to exceed the above mentioned losses.
     We may not be able to increase our operating results in the required amount or at the required pace in order to more than offset the above mentioned losses, and new events in Argentina may adversely affect the Argentine economy so as to call into question our ability to continue to improve our financial condition and results of operations.
Increased competition and consolidation in the banking industry may adversely affect our operations
     Although the financial system’s situation has substantially improved since the 2001-2002 crisis, several consequences from the crisis persist such as a lower overall business volume as compared to pre-crisis levels, lower profits and lower internal capital generation capacity. In addition, the losses recorded in the past have reduced the financial system’s shareholders’ equity and the regulations in force impose increasing capital requirements, which are in addition to increasing capital requirements arising from a growing exposure to the private sector. Also there are cost pressures from growth and inflation. On the other hand, certain domestic banks, that suffered the effects of the 2001-2002 crisis to a lesser extent than large retail banks such as the Bank, have grown aggressively through acquisitions. In addition, the financial system’s large retail banks, most of which are subsidiaries or branches of foreign banks that operate globally, have significantly increased their businesses and some have made important acquisitions. Considering the above, the financial system’s consolidation is likely to continue. In addition, the financial system’s recent growth and its current growth prospects have generated high competition from all of the banks mentioned.

     The increase in competition and consolidation may adversely affect our results of operations and our income generation capacity by reducing margins and prices and/or by generating a growing difficulty to increase our volume of operations and increase or maintain our market shares.
Item 4. Information on the Company
Organization
     We were incorporated on September 14, 1999, as a stock corporation (a “sociedad anónima”) under the laws of Argentina. Our domicile is in Buenos Aires, Argentina. Under our bylaws, our corporate duration is until June 30, 2100. Our duration can be extended by resolution taken at a general extraordinary shareholders’ meeting. Our principal executive offices are located at Teniente General Juan D. Perón 456, Second Floor, (1038) Buenos Aires, Argentina. Our telephone number is (54-11) 4343-7528.
     Our agent for service of process in the United States is CT Corporation System, presently located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.
Organizational Structure
     The following table illustrates our organizational structure as of December 31, 2005. Percentages indicate the ownership interests held. All of the companies shown in the chart are incorporated in Argentina, except for:
▪	Galicia Uruguay, incorporated in Uruguay and currently not an operating financial institution;
▪	Galval Agente de Valores S.A. (“Galval”), incorporated in Uruguay;
▪	Galicia Pension Fund Ltd. and Galicia (Cayman) Ltd. (“Galicia Cayman”), incorporated in the Cayman Islands;
▪	Net Investment BV (in liquidation), incorporated in the Netherlands; and
▪	Tradecom International N.V. (in liquidation), incorporated in the Netherlands.
     Since February 13, 2002, Galicia Uruguay’s activities have been suspended and in June 2004, the Uruguayan authorities resolved to maintain the authorization to operate granted by the Executive Branch of Uruguay and to revoke the authorization to operate as a commercial bank granted by the Central Bank of Uruguay. See “—Business Overview—Banco Galicia—Banco Galicia Uruguay S.A. and Galicia (Cayman) Ltd.”

(1)	Aguas Provinciales de Santa Fe S.A. 12.5%; Inversora Diamante S. A. 12.5%; Electrigal S.A. 12.5%; Inversora Nihuiles S.A. 12.4991%; Correo Argentino S.A. 11.77%; Aguas Cordobesas S.A. 10.833%; Aguas Argentinas S.A. 8.26%; A.E.C. S.A. 7.059%; Banelco S.A. 18.95%; Galicia Inmobiliaria S.A. 12.5%; Alfer S.A. (in liquidation) 9.8024%; Interbanking S.A. 9.09%; Finanban S.A. 6.67%; Compensadora Electrónica S.A. 6.2797%; Seguros de Depósitos S.A. (“ Sedesa”) 6.1992%; Argencontrol S.A. 5.766%; Visa S.A. 5.0%; Garbin S.A. 4.9085%; Corporación Interamericana para el Financiamiento de Infraestructura S.A. 1. 79%; Mercado Abierto Electrónico S.A. 1.4851%; Banco Latinoamericano de Exportaciones S.A. 0.10%; S.W.I.F.T. S.C. 0.02%.
     When we refer to our business we mean the businesses of Grupo Galicia, Galicia Warrants S.A., Sudamericana Holding S.A. (“Sudamericana”) and its subsidiaries, Net Investments S.A. and its subsidiaries, Galval, and Banco Galicia consolidated with Galicia Uruguay and its subsidiaries, Tarjetas Regionales S.A. and its subsidiaries, Galicia Valores S.A. Sociedad de Bolsa, and Galicia Factoring y Leasing S.A. (collectively, the “Bank” or “Banco Galicia”).
     After the end of the fiscal year, the Bank agreed to sell its interests in Inversora Nihuiles S.A. and Inversora Diamante S.A. See “—Capital Investments and Divestitures.”
     In addition, after the end of the fiscal year, Tradecom Brazil S.A. ceased to be a subsidiary. See “—Business Overview—Net Investment S.A.”
History
     We were formed as a financial services holding company to hold all of the shares of capital stock of Banco Galicia held by members of the Escasany, Ayerza and Braun families. We were formed with an initial nominal capital of 24,000 common shares, 12,516 of which were designated class A shares and 11,484 of which were designated as class B shares. Following our formation, the holding companies which held the shares in Banco

Galicia on behalf of the Escasany, Ayerza and Braun families were merged into us. Following the merger, we held 46.34% of the outstanding shares of Banco Galicia. Simultaneously with the merger, we increased our capital from 24,000 to 543,000,000 common shares, 281,221,650 of which were designated as class A shares and 261,778,350 of which were designated as class B shares. Following this capital increase, all of our class A shares were held by EBA Holding S.A., an Argentine corporation that is 100% owned by our controlling shareholders, and our class B shares were held directly by our controlling shareholders in an amount equal to their ownership interests in the holding companies that were merged into us.
     On May 16, 2000, we held an extraordinary shareholders’ meeting during which our shareholders unanimously approved a capital increase of up to Ps.628,704,540 and the public offering and listings of our class B shares. All of the new common shares were designated as class B shares, with a par value of Ps.1.00. During this extraordinary shareholders’ meeting, all of our existing shareholders waived their preemptive rights in order to establish the basis for the exchange offer of our shares for Banco Galicia shares. At the same shareholders’ meeting, the shareholders determined that the exchange ratio for the exchange offer would be one class B share of Banco Galicia for 2.5 of our class B shares and one ADS of Banco Galicia for one of our ADSs. We completed the exchange offer in July 2000 with a capital increase of Ps.549,407,017. At the completion of the exchange offer, our only significant asset was our 93.23% interest in Banco Galicia. By the end of 2005, our interest was 93.60% as a result of open-market purchases.
     On January 2, 2004, we held an extraordinary shareholders’ meeting during which our shareholders approved a capital increase through the issuance of up to 149,000,000 preferred shares, each of them mandatorily convertible into one of our class B shares on the first anniversary of the date of issuance, or cash from a preemptive and accretion rights offering to our shareholders. On May 13, 2004, we issued 149,000,000 preferred non-voting shares, with preference over the ordinary shares in the event of our liquidation, each with a face value of one peso. The preferred shares were converted into class B shares on May 13, 2005. With this capital increase, our capital grew to Ps.1,241,407,017. This capital increase was implemented due to the restructuring of the Bank’s foreign debt. See “—Restructuring of our Subsidiaries’ Debt—Banco Galicia—Restructuring of the Foreign Debt of the Bank’s Head Office in Argentina and its Cayman Branch—Terms of the Foreign Debt Restructuring.”
     We are a holding company whose corporate purpose is exclusively related to financial services and investment activities. Under our bylaws, we may not carry out transactions described in the Financial Entities Law (Ley de Entidades Financieras). Therefore, it is not our intention to compete with Banco Galicia. Rather, we seek to broaden and complement Banco Galicia’s operations and businesses through holdings in companies and undertakings whose objectives are related to financial activities. Consequently, we operate in financial and related activities that Banco Galicia cannot carry out or in which it can only participate in a limited way or in those activities that would not be profitable for the Bank due to current regulations.
     In September 2000, we acquired 87.5% of the capital stock and voting rights of Net Investment S.A., a company in which Banco Galicia holds the remaining 12.5% interest.
     In December 2000, we acquired 37.5% of the capital stock and voting rights of Sudamericana, and Banco Galicia purchased a 12.5% interest in that company.
     In August 2001, we acquired 87.5% of the capital stock and voting rights of Galicia Warrants S.A., a company in which Banco Galicia holds the remaining 12.5% interest.
     In September 2001, we made a new investment in the insurance business by acquiring from Hartford Life International Ltd. (U.S.A.) and Hartford Life Ltd. (Bermuda) 50% of the capital stock and voting rights of Sudamericana. As a result of this transaction, we increased our interest in that company to 87.5%, while the remaining 12.5% continues to belong to Banco Galicia.
     In January 2005, we created Galval, a securities broker based in Uruguay, with the purpose of providing trading and custody services. We own 100% of the capital and voting rights of this subsidiary.

Restructuring of our Subsidiaries’ Debt
Banco Galicia
     As a result of the liquidity crisis experienced by the Argentine financial system and the Bank in late 2001 and early 2002, the Bank defaulted on its foreign debt in June 2002, which debt was restructured in May 2004. In 2004, the Bank also restructured debt with the Argentine Central Bank acquired during the 2001-2002 crisis. The Argentine crisis also affected the Bank’s New York Branch and its subsidiaries Galicia Uruguay and Galicia Cayman, the debt of which was also restructured between 2002 and 2003.
     Approval of the Bank’s Foreign Debt Restructuring and Argentine Central Bank Debt Restructuring
     In accordance with Argentine Central Bank Communiqué “A” 3940, in order for a bank to be eligible to restructure the financial assistance received from the Argentine Central Bank during the 2001-2002 crisis for liquidity support into long-term debt under the terms established by Decree No. 739/03 and No. 1262/03, the Argentine Central Bank had to approve the terms and conditions of such bank’s foreign debt restructuring proposal before December 5, 2003.
     On December 3, 2003, the Argentine Central Bank informed the Bank that its board of directors had approved the terms and conditions of the proposed restructuring of the foreign debt of the Bank’s Head Office and the Bank’s Cayman Branch.
     On February 3, 2004, the Argentine Central Bank informed the Bank that it had approved the Bank’s request to adhere to the regime (established by Decree No. 739/03 and modified by Decree No. 1262/03) for the repayment of the financial assistance owed to the Argentine Central Bank, as well as the amortization schedule for that debt proposed by the Bank. The schedule was based on the minimum amortization set up by the above-mentioned applicable rules and on the proceeds of the assets eligible as collateral for such debt pursuant to these rules. Therefore, the schedule contemplated repayment of the restructured debt in 92 monthly installments beginning in March 2004. After the end of the 2005 fiscal year (during the first quarter of 2006 and the first days of April 2006), the Bank cancelled in advance a substantial amount of the financial assistance from the Argentine Central Bank, using the proceeds of sales of public-sector assets granted as collateral for such liability, which proceeds continued to constitute collateral for such liability until applied for repayment. Given that the sales modified the cash flow of the assets granted as collateral and that the payments modified the amounts due, the repayment schedule of this liability was also modified, with the number of monthly installments becoming 65, as from the same date. See Item 5. “Operating and Financial Review and Prospects—Item 5A. Operating Results—Funding” and Item 8. “Financial Information-Significant Changes.”
     By Resolution No. 152/04, dated May 14, 2004, the Argentine Central Bank approved the economic terms of the restructuring of the foreign debt of the Bank’s Head Office in Argentina and its Cayman Branch.
     Restructuring of the Foreign Debt of the Bank’s Head Office in Argentina and its Cayman Branch
     On May 18, 2004, the Bank successfully closed the restructuring of US$1,320.9 million of the foreign debt of its Head Office in Argentina and its Cayman Branch, which consisted of both bank debt (including debt with multilateral credit agencies) and bonds. This amount represented 98.2% of the foreign debt eligible for restructuring.
     Since July 1, 2004, the Bank made all of the scheduled semiannual interest payments on the debt instruments issued as a result of the restructuring of its foreign debt closed in May 2004 and fully repaid all of the restructured trade debt.
     After the end of the 2005 fiscal year, the Cayman Branch was closed.
     Terms of the Foreign Debt Restructuring
     In the Bank’s foreign debt restructuring, the Bank offered its bondholders and bank creditors the ability to exchange their existing debt for units comprised of a new long-term debt instrument maturing in 2014 and a new subordinated debt instrument maturing in 2019 in a par-for-par first step exchange offer. The bondholders and bank creditors were then given the option to participate in a second step to the exchange, in which they could receive for their units:
•	cash (at a discount) (the “cash offer”);

•	Boden 2012 (at a discount) (the “Boden offer”);

•	new long-term debt instruments (at par); or

•	new medium-term debt instruments (at par) and up to 149 million preferred shares of our preferred shares (or, instead of such shares, cash, if any, paid to us by existing shareholders electing to subscribe for our preferred shares in a preemptive rights offering) (the “equity participation option”).
     In addition, creditors that agreed to sign firm commitments for new trade facilities in an aggregate principal amount up to US$35 million were permitted to elect to receive new medium-term debt instruments maturing in 2010 (at par) (the “new money option”).
     Each of the optional second-step offers was subject to proration.
     By offering the units, which contained a subordinated component, in the par-for-par first step exchange offer, the Bank’s main objective was to generate complementary regulatory capital for an extended period. The second step was intended to satisfy creditors’ varying investment preferences.
     To make the Bank’s foreign debt restructuring possible:
-	We approved a capital increase through the issuance of up to 149 million preferred shares, each of them mandatorily convertible into one of our class B shares on May 13, 2005, the first anniversary date of issuance (or, if earlier, on the occurrence of a change of control of Grupo Galicia). As a result of the exercises made by the existing shareholders in our preemptive rights offering, creditors opting for the equity participation offer received 87.8 million preferred shares and US$30 million in cash and we received US$100 million of subordinated bonds in exchange for those shares and cash. We issued the 149 million preferred shares on May 13, 2004, which were converted into ordinary class B shares on May 12, 2005.

-	Our controlling shareholders assigned part of their preemptive and accretion rights to a trust established for the benefit of the Bank’s creditors.

-	We entered into a registration rights agreement for the benefit of the holders of our preferred shares in the United States in which we agreed to (1) file a shelf registration statement with the SEC covering the resale of those restricted preferred shares within 180 days of the issue date of the preferred shares; (2) use our reasonable best efforts to cause the shelf registration statement to become effective no later than June 1, 2005; and (3) use our reasonable best efforts to keep the shelf registration statement effective from on or before June 1, 2005, until the earlier of the date on which all of the restricted preferred shares have been sold under the shelf registration statement or September 30, 2005.

-	We entered into an agreement with the Bank’s bank creditors in which we agreed to maintain certain corporate governance standards and to provide them with certain financial information and reports on a quarterly and annual basis.
     In addition, in accordance with the terms of the Bank’s foreign debt restructuring, the Bank made a US$15.5 million cash payment for interest accrued until April 30, 2002, and applied US$42.4 million not used in the cash offer to prepay at par (plus capitalized interest) long-term instruments to be delivered to creditors participating in the restructuring.

Based on the final amounts validly tendered, on May 18, 2004, the Bank:
•	paid US$13.6 million to creditors participating in the cash offer;

•	transferred US$36.9 million of nominal value of Boden 2012 to creditors participating in the Boden offer; and

•	issued the following new debt instruments:

-	US$648.5 million of long-term dollar-denominated debt instruments, of which US$464.8 million were dollar-denominated negotiable obligations due 2014 issued under an indenture.

-	US$399.8 million of medium-term dollar-denominated debt instruments, of which US$352.8 million were dollar-denominated negotiable obligations due 2010 issued under an indenture.

-	US$230.0 million of subordinated dollar-denominated debt instruments, of which US$218.2 million were dollar-denominated negotiable obligations due 2019 issued under an indenture.
     The Bank also restructured trade debt for a principal amount of US$25.3 million in exchange for US$26.6 million of new trade debt to be repaid in 12 equal, consecutive monthly installments beginning in June 2004 and ending in May 2005.
     The following table shows certain information on the Bank’s debt restructuring:

Principal amount of:	In US$ millions

a) Old debt to be restructured as of December 31, 2003	US$	1,349.6
b) Old debt to be restructured as of April 27, 2004 (1)		1,344.7	(2)
c) Old debt participating in the restructuring as of April 27, 2004 (1)		1,320.9
d) New debt, including past due interest capitalized (3) (4)		1,399.6
e) New debt issued (4) (5)		1,278.3
f) Old debt not restructured as of May 18, 2004 (6)		22.9	(7)

g) Old debt not restructured as of December 31, 2005		7.3

(1)	Expiration date of the exchange offer.

(2)	The decrease in the principal amount of debt to be restructured as compared to December 31, 2003, resulted from the fact that, in accordance with Argentine law, borrowers that were also holders of certain of the Bank’s debt instruments under restructuring used such holdings to repay past-due loans granted to them by the Bank.

(3)	Interest past due between May 1, 2002, and December 31, 2003, was capitalized at 4.75% per annum, except for trade debt for a principal amount of US$25.3 million for which interest was capitalized at Libor plus 1%. Interest past due until April 30, 2002, was paid in cash.

(4)	Excludes trade debt.

(5)	After having applied US$42.4 million not used in the cash offer to prepay long-term debt instruments included in (d).

(6)	Settlement date of the exchange offer.

(7)	Between the expiration date and the settlement date, the amount of debt not restructured decreased by US$0.9 million as a result of the repayment by borrowers that were also holders of debt subject to restructuring of past-due loans made to them by the Bank by using their holdings of such debt and, to a lesser extent, as a result of the renegotiation of debt not restructured under the terms of the restructuring.
     For a description of the debt instruments issued in the restructuring, see Item 5. “Operating and Financial Review and Prospects—Item 5A. Operating Results—Contractual Obligations.”
     Restructuring of the Bank’s New York Branch Debt
     In mid 2002, the Bank restructured the liabilities of its New York Branch, which then totaled US$328 million. This step was necessary to ensure the orderly winding down of the affairs of the New York Branch, which was closed on January 30, 2003. As of the date of this annual report, US$116 million in aggregate principal amount of two negotiable obligations issued by the Bank’s Head Office in Argentina to restructure the New York Branch debt are outstanding.
     Capitalization
     As a result of the restructuring of the foreign debt of the Bank’s Head Office in Argentina and its Cayman Branch, the Bank increased its regulatory capital by US$278.9 million. Specifically, this capital increase resulted from:
•	the exchange of debt subject to restructuring for cash and Boden 2012 at a discount and the capitalization of interest at a rate lower than the contractual rate recorded in the Bank’s books, which generated in aggregate a US$48.9 million increase in shareholders’ equity; and

•	the issuance of US$230.0 million of subordinated debt computable as supplemental capital in accordance with the Argentine Central Bank’s capital adequacy rules.
     As a result of the earlier restructuring of the debt of the Bank’s New York Branch in 2002, the Bank had increased its capitalization by US$42.6 million by exchanging the old debt for new debt or cash at a discount. In addition, our forgiveness of subordinated negotiable obligations issued by Galicia Uruguay for US$43 million, increased the Bank’s capitalization for the same amount.
     In November 2004, the Argentine Central Bank released the Bank from its regulatory restructuring status that had been established in 2002. In addition, on April 29, 2005, the Financial Superintendency removed, effective on such date, the oversight of the Bank’s management that had been exercised since February 2002 by two officers from the Argentine Central Bank.
Banco Galicia Uruguay S.A. and Galicia (Cayman) Ltd.
     Galicia Uruguay
     The Central Bank of Uruguay intervened within Galicia Uruguay and suspended its activities in early 2002 as a result of the effects of the Argentine crisis on Galicia Uruguay, and postponed its effect until May 31, 2004. On June 1, 2004, Galicia Uruguay’s license to operate as a domestic commercial bank was revoked by the Central Bank of Uruguay. However, Galicia Uruguay retained the authorization to operate that had been granted to it by the Executive Branch of the Uruguayan Government. As of December 31, 2005, the intervention of the Central Bank of Uruguay continued in effect as well as the suspension of Galicia Uruguay’s activities.
     The Boden 2012 received or to be received as compensation for the asymmetric pesification were recorded in the books of the Bank’s Head Office in Argentina, including the amounts corresponding to the compensation for Galicia Uruguay’s pesified loans. See “—Main Regulatory Changes since 2002—Compensation to Financial Institutions.”
     On December 23, 2002, Galicia Uruguay restructured its deposits with a high degree of participation by its depositors, exceeding the legal majority required under Uruguayan law. The restructuring became binding on all creditors once approved by a court in Montevideo on that date. The restructuring provided for an initial cash payment in dollars equivalent to 3% of the credit balance of each creditor. The remaining balances were to be paid, at the particular creditor’s election, in time deposits or negotiable obligations issued by Galicia Uruguay, both maturing in September 2011, with principal amortization in nine annual installments in September of each year (each of the first two installments representing 15% of the remaining balance, with each of the other seven installments 10% of the balance) at a 2% fixed annual interest rate, payable annually each September. On June 20, 2002, the Bank offered a pledge of Galicia Uruguay’s commercial loan portfolio as guarantee of payment of the restructured deposits. As of the date hereof, all scheduled payments have been made.
     Between June 17, 2003 and July 24, 2003, Galicia Uruguay carried out an exchange of restructured deposits for an aggregate amount of US$185 million for cash, Boden 2012 and new negotiable obligations issued by Galicia Uruguay. The objective of this exchange, and of the following ones, was to reprofile on a voluntary basis the already restructured deposit base, both to satisfy differing depositors’ liquidity-return preferences and to improve the distribution of cash flows over time. As part of the exchanges, the Argentine Central Bank authorized the transfer of Boden 2012 to Galicia Uruguay. These bonds were used by Galicia Uruguay to settle the above-mentioned exchange offers.
     On December 9, 2003, Galicia Uruguay launched a second voluntary exchange of all restructured deposits and negotiable obligations or certificates issued by Galicia Uruguay or its subsidiary Galicia Cayman, to restructure deposits. Consideration offered consisted of a cash payment and Boden 2012 at par. On March 15, 2004, the exchange offer was settled for an aggregate amount of US$206 million.
     As of December 31, 2004, Galicia Uruguay’s liabilities included subordinated negotiable obligations held by us for US$43 million and its shareholders’ equity was a negative US$189.4 million.
     Between April 15, 2005 and May 27, 2005, Galicia Uruguay carried out an exchange of its restructured obligations for cash and Boden 2012. Between the same dates, Galicia Uruguay also commenced a period for the reception of expressions of interest from holders of certificates issued by Galicia Cayman as a result of the restructuring of its deposits in 2003 to sell such certificates. Consideration offered to such holders was similar to that offered to Galicia Uruguay’s creditors. In June 2005, Galicia Uruguay accepted expressions of interest from its creditors for US$243 million.
     On July 13, 2005, we announced that, in order to strengthen the financial condition of our subsidiaries, we had resolved to forgive the US$43 million of subordinated negotiable obligations issued by Galicia Uruguay. Such debt forgiveness increased Galicia Uruguay’s shareholders’ equity and that of the Bank, since it involved an increase of US$43 million in Galicia Uruguay’s shareholders’ equity, which translated in the Bank as an equivalent 100% rise of its share value in Galicia Uruguay.
     The exchange offer together with the forgiveness of Galicia Uruguay’s debt held by us, generated an increase in the Bank’s and Galicia Uruguay’s shareholders’ equity and also a significant reduction in their consolidated liabilities. As of December 31, 2005, the consolidated principal amount of Galicia Uruguay’s restructured liabilities (time deposits and negotiable obligations) had decreased to US$140.7 million, which represented approximately 12% of the original restructured amount, in three years. As of December 31, 2005, the shareholders’ equity of Galicia Uruguay was US$46.9 million.
     Galicia (Cayman) Ltd.
     Galicia Uruguay’s situation also affected its subsidiary Galicia Cayman. Galicia Cayman commenced voluntary liquidation and surrendered its banking license effective December 31, 2002. By late May 2003, Galicia Cayman together with the provisional liquidators designated by the Grand Cayman Islands Court, completed a debt restructuring plan (the “Plan”) and, with the authorization of such Court, presented it to all Galicia Cayman creditors for their consideration. The Plan was approved, in whole, by the vote of 99.7% of creditors, exceeding the legal majority required, on July 10, 2003, and on July 16, 2003, it became effective and mandatory for all creditors.
     After the end of the fiscal year, on February 2, 2006, and as a consequence of the presentation filed by the Administrators of the Plan, the Grand Court of the Cayman Islands declared the Plan as terminated, thus returning the company to its legal authorities beginning on February 23, 2006.
Capital Investments and Divestitures
     Our main capital investments and divestitures are those of the Bank.
     During 2005, the Bank’s capital expenditures amounted to Ps.88.3 million, distributed as follows:
•	Ps.29.9 million in fixed assets;

•	Ps.38.1 million in construction in progress; and

•	Ps.20.3 million in organizational and IT system development expenses.

     During 2004, the Bank’s capital expenditures amounted to Ps.42.2 million, distributed as follows:
•	Ps.14.9 million in fixed assets;

•	Ps.9.7 million in construction in progress; and

•	Ps.17.6 million in organizational and IT system development expenses.
     During 2003, the Bank’s capital expenditures amounted to Ps.21.2 million, distributed as follows:
•	Ps.2.6 million in fixed assets;

•	Ps.10.3 million in construction in progress; and

•	Ps.8.3 million in organizational and IT system development expenses.
     During 2005, 2004 and 2003, the Bank did not make any significant investments or divestitures.
     We made capital contributions to Net Investment S.A. for Ps.0.03 million in 2005, Ps.0.7 million in 2004, and Ps.3.6 million in 2003. Additionally, in 2005, we made capital contributions to Galval for Ps.1.9 million and we invested Ps.0.2 million in aggregate in Banco Galicia through open-market purchases of the Bank’s common shares. During 2004, the amount invested for the same concept was Ps.0.1 million.
     In April 2005, after having obtained the necessary authorizations, Sudamericana sold 100% of the shares it held in Instituto de Salta Compañía de Seguros de Vida S.A. for Ps.6.8 million.
     After the end of the 2005 fiscal year, the Bank entered into an agreement to sell its shares in Inversora Nihuiles S.A. and Inversora Diamante S.A., representing 12.5% of the total votes and shares of Inversora Nihuiles S.A. and 12.5% of the votes and shares of Inversora Diamante S.A., for an aggregate amount of US$9.3 million.
     The Bank has budgeted capital expenditures for the fiscal year ended December 31, 2006, for the following purposes and amounts:

Construction of the new corporate tower	Ps. 81.0 million
Hardware, software and system maintenance	35.8 million
Other fixed assets	35.5 million

Total	Ps.152.3 million
     In addition, we have budgeted investments amounting to Ps.1 million to be applied to Galval.
     We expect to finance our capital expenditures from the cash flow derived from operations.
Business Overview
Banco Galicia’s Operations
     The Bank is principally engaged in commercial banking and provides a wide variety of banking products and services to large corporations, medium- and small-sized companies and individuals. Depending on the type of customer, these services include personal and corporate loans, deposit-taking, credit and debit cards, residential mortgage loans, fiduciary and custodial services and electronic banking. The Bank is also involved in other finance-related businesses, such as investment banking, insurance distribution and asset management. During 2003, the Bank’s lending activity was limited, but in 2004 and 2005 the Bank increased its origination of new individual and commercial loans.
     The Bank provides services through one of the most extensive and diversified distribution platforms of all private-sector banks in Argentina, with 224 full-service branches in Argentina, 563 automated teller machines (“ATMs”) and 527 self-service terminals as of December 31, 2005, along with other electronic banking facilities such as phone banking and e-banking. As of December 31, 2005, our branch network covered all of the Argentine provinces, except for Tierra del Fuego, and all of the main cities of Argentina.

Retail Banking
     Banco Galicia provides a wide range of financial products and services to individuals, covering both transactions, loans and investments. On the transactions side, Banco Galicia offers customers checking and savings accounts, credit and debit cards, foreign exchange brokerage and payroll direct deposit. On the investments side, its products and services include certificates of deposit, mutual funds and insurance products. In addition, Banco Galicia provides credit for the acquisition of consumer goods and housing mainly through personal loans, residential mortgages, pledge and credit-card loans.
     The Retail Banking Division manages the Bank’s business with individuals and distribution channels. It is made up of the following departments: Retail Marketing and Quality, Traditional Channels, Alternative Channels, Consumer Banking, and Private Banking. The latter provides services to the high net-worth customers. Retail Marketing and Quality is in charge of maintaining and creating a wide range of financial products and services aimed at meeting the needs of the Bank’s customers, with optimum quality standards. These products and services are marketed through the Bank’s distribution platform, made up of the branch network (managed by the Traditional Channels Department) and through the self-service channels (electronic banking and internet banking, managed by the Alternative Channels Department). The Consumer Banking Department is responsible for the consumer finance business the Bank conducts in Argentina’s provinces through the subsidiaries of Tarjetas Regionales S.A., (the “regional credit-card companies”).
     The Bank’s working philosophy consists of two basic strategies: first, “to think” constantly of the customer through one-to-one marketing, and second, to work on the cultural change that this generates throughout the organization.
     During 2005, the Bank launched more than 600 campaigns with customized offers to more than 80% of its customer base. Cross-selling, up-selling, customer retention and loyalty actions are all examples of efforts the response to which improves as we improve our customer knowledge. The Bank’s effort in this direction is backed up by continuous technical and technological advances (the corporate data warehouse, marketing data marts, analytical tools and data mining) and by all of the tools that form part of the Customer Relationship Management strategy initiated by the Bank years ago.
     Information is one of the basic pillars of this strategy. Therefore, the Bank focuses on the enrichment and exploitation of its corporate data warehouse and the Division’s data mart, which has allowed it to increase its knowledge of its customers, in order to guarantee them the best service based on their needs, on time and through the most appropriate contact channels.
     Individual Banking
     The Bank’s retail deposit base has grown significantly since 2002, which growth has surpassed that of the financial system as a whole. In 2005, peso-denominated retail deposits grew by more than Ps.700 million, which represents an increase of 34%. The Bank’s performance was also notable in terms of dollar-denominated retail-deposits, which grew by 60%. The Bank’s superior performance compared to the market in terms of deposits is attributable to its sales and marketing policies, including a large media campaign, its new products and the efforts aimed at retaining funds released by the payment of post-default government bonds. During fiscal year 2004, the Bank’s retail deposits increased 17.7%. During May and October of 2004, interest and principal amortization payments on the post-default Argentine Government bonds were made, with the Bank attaining a high level of reinvestment of released funds.
     The portfolio of individual’s current accounts increased 15% in 2005, with monthly sales reaching 2,500 new accounts per month. As regards savings accounts, there was an increase of 9% in the number of accounts and an increase of 19% in the average balances per account. During 2004, the stock of current accounts increased 14% compared to the end of the previous fiscal year. Likewise, the number of savings accounts showed an 11% increase during that year, and the average balances per account increased 19%. These increases were mainly due to the cross-selling campaigns aimed at specific groups of customers. Beginning in June 2003, the number of current accounts reversed the decreasing trend present in the early part of 2003, ending the fiscal year with a reduction of only 1.9% compared to December 2002. The number of account closings dropped 60%, while sales progressively recovered.

     As regards loans, the credit market began to show a slightly increasing demand in 2003, while the supply of credit started to recover. Consistent with this trend, the Bank launched new credit lines aimed at meeting the needs of its existing customer base and also resumed its practice of prequalifying customers for personal loans.
     In 2004 and 2005, the Bank focused on its customer base in order to grow its portfolio of personal loans, while at the same time preserving the quality of its portfolio, limiting credit risk and improving customer loyalty. The Bank put emphasis on the granting of loans according to customer behavior, by assigning a credit limit to all customers having risk products outstanding with the Bank or whose salaries are directly deposited in the Bank. Expectations were fulfilled, with the monthly average origination reaching an amount that represented a 230% growth in 2004. In 2005, the Bank continued to develop and improve the assignment of a credit limit to customers and response times were shortened. Likewise, the Bank developed the granting of personal loans through a telephone system. Through the year, this new product showed great acceptance by customers and a significant increase (110%). The personal loans’ goals and expectations for 2005 were extensively fulfilled, with a 130% growth in origination and a 267% growth in the portfolio (unconsolidated), as compared to December 2004.
     The mortgage loan market reported no significant growth, since there is still a wide gap between real estate values and the purchasing power of salaries, which limits the number of individuals that can afford the installments on mortgage loans. Despite the trends in the market, in June of 2005, the Bank relaunched its mortgage credit lines. These lines were newly designed so that the offer could cover the existing needs of mortgage loan borrowers, while incorporating a wide variety of loan purposes, terms of up to 240 months, and fixed, floating, and combined interest rates. Expectations were met, with the portfolio recording growth by the end of 2005 and a 300% increase in the average monthly origination as compared to 2004. During 2004, the Bank’s strategy was to offer the product to those customers who requested it.
     The transactional credit and debit card business has also evolved positively, favored by the performance of the overall economy and, in particular, the Bank managed to increase its market share and consolidate its leadership position. In 2005 and 2004, the credit-card and debit-card business reported significant growth and not only did the Bank’s portfolio of cards managed experienced a positive increase, but, also, new products were launched. During 2003, the Bank maintained its leadership in the credit card business.
     In 2005, the amount of purchases made using the credit and debit cards managed by the Bank (Visa, Visa Electrón, American Express and MasterCard, excluding those managed by the regional credit-card companies) reached approximately Ps.3,000 million, and the corresponding number of transactions amounted to 34.5 million. At the same time, the number of credit cards managed by the Bank (excluding those managed by the regional credit-card companies) increased by 17% during 2005. During 2004, as a result of the several actions aimed at increasing credit card use, purchases made with Visa cards managed by the Bank increased 37% compared to a 24% increase for the financial system as a whole. The purchases made with American Express cards also experienced a significant increase, and the purchases made with the credit cards managed by the Bank were 18.8% higher than in 2003. Moreover, the total number of such credit cards increased 20%.
     These figures are attributable to aggressive promotional campaigns at different stores, along with special offers of non-interest installment financing plans promoted by the credit-card companies, within an economy showing great expansion. Another factor of success was the Bank’s ongoing analysis of the customer base in order to raise customers’ purchase limits without neglecting the risks. As a result, today, the Bank’s active customers show an average of purchases 70% above the market average. Delayed payments and defaults were kept significantly low.
     During 2005, the MasterCard card was re-launched with a very good response by customers. Halfway through fiscal year 2004, the new Visa Mini was launched, an innovative product mainly aimed at young people. In December, the Felices Compras (Happy Shopping) card was launched, a prepaid card that can be charged by phone against a debit or credit card.
     The Bank markets Sudamericana’s life, life-related and other insurance products through its own distribution network and also sells property and casualty insurance from other companies. The Bank offers a wide range of products, having consolidated in the last few years its position as an integral provider of financial services. The Bank’s network of branches continued to lead in the sale of insurance products, while non-traditional channels reported significant growth. During 2005, the product “Protección Hogar” (Home Protection), insurance for residential units, strengthened its position and car insurance products from the companies Zurich and Mapfre were successfully marketed. In this line of business, the Bank’s portfolio experienced a 30% increase during the year. Additionally, the Bank reached 265,000 PG24 insurance policies (an insurance to cover robberies at ATM’s). At the end of fiscal year 2005, the Bank managed approximately 420,000 insurance policies (excluding credit related ones), 16% higher than in the previous year. This increase was 22% in 2004 and 30% in 2003.
     Another business that reported a large increase was payroll direct deposit. The number of individuals with direct deposit of their salary at the Bank increased more than 25% and the amounts deposited more than 45%. The latter is attributable to the progressive salary increases recorded during 2005.
     Consumer Finance
     The Bank pursues the consumer finance business aimed at the non-bancarized segment of the population through the operating subsidiaries of Tarjetas Regionales S.A. Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A. issue credit cards with proprietary brands which are marketed in certain regions of Argentina and provide consumer financing through these credit cards. As of December 31, 2005, Banco Galicia held 68.22% of Tarjetas Regionales S.A. while Galicia Cayman held the remaining 31.78%. The Bank held directly or indirectly (through Tarjetas Regionales S.A.):
•	80.0% in Tarjeta Naranja S.A., a company operating in northern, central and southern Argentina. In March 2001, Tarjetas del Sur S.A., a regional credit-card company that operated in the southern part of Argentina that was directly and indirectly controlled by the Bank, was merged into Tarjeta Naranja. In January 2004, Tarjeta Comfiar S.A., a company that operated mostly in the province of Santa Fe, was merged into Tarjeta Naranja S.A.

•	60.0% in Tarjetas Cuyanas S.A., a company operating mainly in the provinces of the Cuyo region.

•	99.99% in Tarjetas del Mar S.A., a company operating mainly in the city of Mar del Plata and the surrounding area and other locations of the Province of Buenos Aires (excluding the Greater Buenos Aires area).
     The regional economies of the provinces were the main drivers and also beneficiaries of the recent growth experienced by Argentina. Since 2003, within an environment of growing regional economies, the regional credit-card companies have experienced high growth, gained market share and increased business in their respective areas of influence. This growth was boosted by a strong demand for the services provided by these companies, based on the prestige gained by their brands, and on strong and creative sales activity. On the other hand, this was possible due to the use of technology and a continuous improvement in processes and organization, leading to efficiency gains and economies of scale.
     Since mid 2004, Tarjeta Naranja S.A. resumed its territorial expansion project which contemplated the addition of a target market with a population of approximately 2 million people. This expansion continued during 2005 and will continue during 2006.
     During 2005, the aggregate number of credit card statements issued by the regional credit-card companies increased 22%, their aggregate gross loan portfolio (including the portfolio that was securitized) exceeded Ps.1,200 million, a 53% increase, and the aggregate number of cards managed grew by 19% to 1.8 million. Twenty-two new service centers and branches were opened and staff increased by 370 employees, which represented a growth of 16% and 17%, respectively. In addition, operations were started in two new provinces, La Pampa and Buenos Aires. New products were also designed, such as insurance packs. Campaigns for the placement of Tarjeta Visa-Nevada cards and the Tarjeta Naranja MasterCard cards were carried out. A new credit line was developed and the usual promotions were maintained. The latter being essential for the public and retailers to prefer these companies’ cards over others.

     In 2004, the aggregate number of credit card statements issued by the regional credit-card companies increased by 22% and the aggregate number of cards managed increased 28%. Their aggregate loan portfolio, before allowances for loan losses, charge-offs against such allowances and the securitization of loan portfolios, grew by 50.8% in 2004 as compared to the previous year-end.
     The card users’ payment behavior was excellent, which, along with the daily collection efforts made, permitted to keep delinquency at minimum historical levels. At the end of 2005, these companies’ aggregate non-accrual to total portfolio ratio was 2.9%, with minimums of 2.7% in certain months. At the end of 2004, such ratio represented 3.26% of the aggregate portfolio at year-end, a ratio that is lower than in the previous years.
     The Credit Cards Law amendment in January 2005, reduced the average fee collected from retailers, leading to a significant decrease in the regional credit-card companies income from that item during 2005. In addition, during 2005, there was an increase of competition in the socioeconomic segments that these companies target, partly from the banking system, in search for new business niches, and partly from other players, both domestic and foreign.
     The higher volume of business counteracted the factors that adversely impacted profitability. Thus, the strong level of net operating income for 2004 was maintained. In 2005, Tarjetas Regionales S.A. recorded net income for Ps.63.1 million.
     In terms of funding, these companies have access to the capital markets as well as to the financial system, which financing sources allow them to maintain the portfolio’s growth pace and the previously mentioned expansion plans. During 2005, the capital markets contributed resources amounting to more than Ps.378 million, absorbing all of the paper issued, i.e., five series of negotiable obligations for Ps.160 million, and the notes of five financial trusts for Ps.218 million. All of the debt instruments obtained the best ratings in the local market for paper issued by similar companies, which made them attractive to institutional investors and individuals alike. The banking sector contributed short- and long-term resources, especially through overdrafts and structured loans. Finally, also worth mentioning, is the profit reinvestment made by shareholders, who continue to show their commitment to the business. During 2004, two series of negotiable obligations for Ps.25.5 million and the notes from four financial trusts, with an aggregate amount of securitized portfolio of Ps.121 million, were successfully placed.
     Traditional Distribution Channels
     The size and the wide geographical coverage of the Bank’s branch network contribute to make the Bank’s distribution network one of its more important competitive advantages. These aspects are strengthened by a unified management system through the use of the Bank’s Intranet, state-of-the-art systems’ and communications’ technology, a consistent incentive plan and a continuous follow-up of the quality of service.
     As of December 31, 2005, the Bank’s branch network in Argentina totaled 224 branches, including the Bank’s Head Office. These branches are established in all of the Argentine provinces with the exception of Tierra del Fuego. During 2005, the network increased in one branch. In 2004, the branch network was reduced by three branches that were merged with another three nearby branches.
     During 2005 and in order to increase commercial effectiveness, achieve a higher integration among distribution channels and improve the service quality to customers, the Bank redefined the service model at the branch level. In furtherance of the specified goals, the Bank worked on improving the service to the mid-and-high income individuals segments and corporate customers (with a focus on the agribusiness segment and all the range of small- and medium-sized businesses). Personnel specialized in the first two segments were sent to 92 branches and officers specialized in corporate customers were assigned to 150 branches. In addition, the Bank reinforced the retail sales force and created an exclusive sales force for the development of the payroll direct deposit business for small- and medium-sized businesses.
     On the other hand, during 2005, the Bank continued with its schedule for the incorporation of branches into the “Sales Coaching” program, launched in 2003. This program’s purpose is to train branch managers as sale coaches for their staff. Eighty branches were added, and there are only 50 branches left to finish the implementation of the program in the whole network.
     Automated Banking
     The Alternative Channels Department is responsible for managing those customer service, transactions and sales channels that differ from traditional branches. Its operations cover both individual and corporate customers and are mainly carried out through the Customer Contact Center (the Bank’s call center), e-galicia.com (the Bank’s internet banking facility) and “Red Galicia 24” (the Bank’s network of ATMs and self-service terminals). As in prior fiscal years, the use of these channels by the Bank’s customers maintained an upward trend. As of December 31, 2005, 76.9% of customer transactions were carried through the Bank’s alternative channels, representing an increase compared to 74.5% as of December 31, 2004, thus showing an 8.9% percentage points improvement in comparison to the same month of the prior year.
     The Customer Contact Center consists of the following sectors: Fonobanco (the Bank’s phone-banking service), Fonobanco Seguros (the phone-banking unit specializing in insurance products), Foreign Trade, Galicia Responde (the unit that receives and answers customer complaints), Telemarketing, the Investment Center, the Collection Center and the switchboard. These units also have support areas for ongoing improvement in service quality. During 2005, the Customer Contact Center handled over 12 million incoming and outgoing calls. This volume was similar to that recorded during the previous fiscal year.
     Through e-galicia.com, the Bank aims at “putting the Bank into the PC” and offers a wide range of transactional capabilities, as the differentiating feature of the service. e-galicia.com provides a wide range of services and financial and non-financial content. Through alliances with different companies, customers have access to certain benefits that at the same time promote the use of the channel. e-galicia.com has operating segments for both individuals (“Home Banking”) and companies (“Galicia Office”), enabling its customers to operate as if they were carrying out their transactions over the telephone, at an ATM or in a traditional branch. Furthermore, through e-galicia.com, visitors have access to information about the products and benefits offered by the Bank, as well as specific sections that advise users on issues of interest to them: foreign trade, insurance, taxes, up-to-the-minute news on the financial market and several current topics. Through Home Banking, Banco Galicia’s individual customers can make inquiries and requests and conduct transactions from any computer with access to the Internet.
     In line with the boom of the Internet worldwide, e-galicia.com has shown an exponential growth since it was launched and at present receives more than 2 million visits a month. In 2005, the channel focused on the sale of products through the web and the incorporation of value-adding services for Internet users, which led to a high rating among customers and the market in general.
     Three million queries and transactions per month are carried out through Home Banking. This represents a growth of approximately 40% as compared to the 2.3 million inquiries received in 2004, which represented a 30% growth compared to the end of 2003. The upward trend in the number of customers has also continued, with an 18% growth as of December 31, 2005 as compared to December 31, 2004 and a 15% increase compared to December 2003. Among the large variety of transactions available, the payment of taxes and bills through the direct connection to the web site Pagomiscuentas.com as well as the transfer of funds to third party accounts continued showing a sustained growth, with increases of 34% and 40%, respectively, compared to 2004 (which increased 48% and 25%, respectively, compared to 2003).
     Red Galicia 24 is one of the largest electronic banking networks in Argentina. At the end of 2005, Red Galicia 24 was made up of 1,090 terminals (563 ATM’s and 527 self-service terminals) located throughout the country in traditional branches as well as in neutral positions (gas stations and supermarkets), in line with the Bank’s strategy to be close to its customers and provide them with the means to solve their transactional requirements in a dynamic, simple and safe way 24-hour a day.
     The ATM network, one of the most extensive in the country, recorded an increase in the volume of transactions of 9% as compared to 2004 and a 12% growth compared to 2003.

     In order to continue improving the service level recorded in 2005, during the last quarter of the year, the Bank started to renovate approximately 48% of its ATMs, a process that will continue throughout 2006. A technical improvement is also planned for all terminals with the main purpose of increasing the terminal capabilities and functions.
     Private Banking
     Galicia Private Banking provides differentiated and professional financial services for medium-and-high-net worth customers, managing their investment portfolios and providing financial advice.
     During the first quarter of 2005, Galicia Private Banking reorganized its customer base, selecting those customers that complied with the segment’s profile and, following the Bank’s strategy of differentiating from the competition based on quality of service, it conducted a series of efforts aimed to improve customer loyalty. Although after the customer reassignment the absolute number of portfolios fell, with the new goals, deposits increased significantly, which resulted, at the same time, in an important growth in the total average deposits per customer. Also, during 2005, Galicia Private Banking managed to achieve significant placement of trust notes and negotiable obligations, mainly issued by the regional credit-card companies.
     During 2004, total deposits from private banking customers grew substantially, with this growth being to a large extent the result of the activities put into practice in 2003 to attract former customers.
Wholesale Banking
     The Wholesale Banking Division is in charge of conducting business with corporate customers, and it encompasses the areas that provide those customers commercial and investment banking services, as well as capital-markets and foreign trade services.
     Commercial Banking
     Banco Galicia provides commercial banking services to all types of businesses in all economic sectors. With the purpose of attaining an organization that is functional to the different kinds of customers, services rendered are divided between the Corporate Banking Department and the Middle-Market Banking Department. Corporate Banking specializes in the large economic groups of companies, while Middle-Market Banking is responsible for rendering services to all other companies (large, medium-large and small- and medium-sized companies) and those pertaining to the agriculture and livestock sector. The Wholesale Marketing Department provides support to the other departments of this Division and is responsible for the development and implementation of financial and non-financial products and services, as well as the coordination of distribution channels.
     The Bank’s goal is to support its corporate customers during this period of growth of the Argentine economy, providing those customers, through the different business, with financial and non-financial services that optimize their daily operations and improve their business turnover. As in 2004, during 2005, the Bank continued strengthening its relationship with its corporate customers and, based on the knowledge on the particular needs of each company, it developed products and services that translated into solutions for their daily activities and provided advice and support tools. Therefore, the Bank’s goals were met, and its customer loyalty strategy was reinforced.
     The Bank was the first bank to provide customer support in the implementation of the AFIP’s (Argentine Tax Authority) new on-line tax-payment system, thereby becoming a leader in terms of the number of related transactions and increasing its market share.
     Likewise, there were innovative developments in Galicia Office, the e-banking channel for corporate customers aimed at offering technological solutions. The foreign-trade section is especially worth mentioning, through which customers may submit on-line inquiries and transactions. Since the end of the year, this system added the ability to request transfers abroad. As in previous years, Galicia Office continued to grow and exceed the levels reached since its launch, both in terms of users, queries and transactions, thereby remaining a leader in electronic corporate banking.

     The offering of collection and payment products was increased thanks to improvements that added value to the customer and let the Bank sustain competitive market levels. At the same time, Visa Business Banco Galicia reached first place in market share over the total of Visa commercial cards, both in number of active accounts and cards and amount of purchases. Likewise, Galicia Rural consolidated its place as the first card for the agribusiness sector.
     In terms of financial intermediation, the Wholesale Banking loan portfolio continued to grow with an increase of over Ps.800 million compared to the previous year. The Bank kept its leadership position in the purchase of checks and leasing transactions. There was also an important expansion of the portfolio of peso-denominated loans, both at floating, as well as fixed interest rates. In terms of dollar-denominated loans, the Bank entered into an agreement with the International Finance Corporation (IFC) to finance investment projects of export-oriented enterprises, the Bank being the first bank to achieve such an agreement with the IFC after the crisis.
     During 2004, relating to the offer of transactional products and services, new functionalities were developed in connection with collection and payment products for companies, which involved payments with checks under the Cobranzas Integradas Galicia (Galicia Integrated Collections) system and access to information on the collection and automatic debit services, through Galicia Office. The following products, among others, were developed: Infopagos, which improves the management of payments; and Infomail, an effective tool for the communication between customer companies and their suppliers.
     Corporate Banking — In terms of asset-side transactions, in 2005 syndicated loans with other banks in the market were granted again, with the Bank participating as arranger. Furthermore, the Bank, along with other banks signed an agreement to issue a credit card for a company that sells consumer goods, and trusts for financing semi-durable goods were structured. Moreover, a higher market share of the financing of foreign-trade operations was achieved. On the liability-side, deposits, both time and transactional, continued to grow beyond budgeted guidelines.
     Likewise, during 2005, the Bank was able to increase its share of the treasury business of large corporations, especially through the offering of collection and payment services. The use of Visa Business cards and supplier payment services also increased, and efforts led towards the offering of the direct deposit of salaries service led to a significant capita increase during the fiscal year.
     In 2004, the Corporate Banking Department normalized the relationship with the companies within its segment, thus increasing financial and non-financial services and credit assistance above the budgets for such period. Also, both transactional and time deposits showed a sustained increase, and the Bank gained a higher share in the treasury business of its customers. The renegotiation of loans, the implementation of debt restructurings and the resulting collections exceeded the goals set.
     Middle-Market Banking — During 2005, the Bank consolidated its leadership in the small- and medium-sized businesses and agribusiness segments and increased its presence in the large middle-market corporations sector, due to its active participation in the financing of working capital as well as investment projects and to its leasing activity.
     Likewise, the Galicia Rural card consolidated its position as the most functional method of payment and credit in the agribusiness sector. During 2005, not only new agreements were entered into with suppliers of intermediate goods used by the agribusiness sector, for financing at preferential rates and terms through the Galicia Rural card, incorporating new items (such as seeds, fuels and lubricants, dairy farm and liquefied gas in bulk), but its use was extended and generalized in areas such as Santiago del Estero, Salta and Jujuy, outside the main agriculture regions.
     As in previous years, the Bank’s participation in the National Government subsidies programs was very active, providing benefits to our customers and contributing to the increase in investment in capital goods.
     During 2004, the Bank reinforced its leading position in the agribusiness and small- and medium-sized businesses segments through particular actions and attracted significant demand for capital goods financing through its leasing product. In addition, the Bank obtained the highest share of the credit line to finance the purchase of these goods at a subsidized interest rate granted by the Sepyme (Undersecretaryship of Small- and Medium-sized Companies and Regional Development of the Ministry of Economy).
     During 2003, given that credit activity was limited, the Corporate Banking and Middle-market Banking departments mainly focused on rebuilding relationships with customers and generating income from services by means of the integral management of the treasury of corporate customers. Services were adapted to the post-crisis business scenario, covering the transactional needs of customers and providing them with financial solutions to increase their working capital and thereby improve their business activity.
     Credit activity resumed in 2003, initially through 90-day loans, mainly by means of the purchase of checks and deferred checks. In mid-2003, financial loans in pesos and prefinancing of exports in dollars were added. With the improvement in the Bank’s liquidity position, the economy’s growth and the improvement in the overall economic conditions, the terms for peso- and dollar-denominated loans were extended to two and three years.
     Galicia Office
     Galicia Office is e-galicia.com’s exclusive section for corporations. Through Galicia Office, companies may, at no cost, review the statements of all their bank products (such as accounts, loans, investments and receivables from Visa and Galicia Rural transactions). They may also access a range of information about their entire portfolio of checks and checks returned, request and confirm checkbooks, make transfers between their accounts and to those of third parties within or outside the Bank, make investments, inquire about their foreign trade transactions, pay their employees’ salaries safely, renew their digital signature online and pay their suppliers.
     As in previous years, Galicia Office continued to grow and exceed the levels reached since its launch, both in terms of users, queries and transactions, thereby remaining a leader in electronic corporate banking.
     Innovative developments are permanently being added to Galicia Office. In this sense, during 2005, the foreign-trade section is especially worth mentioning, through which customers may submit on-line inquiries and transactions. Since the end of the year, this system added the ability to request transfers abroad.
     Investment Banking
     The Investment Banking and the Capital Markets Departments contribute to the achievement of the long-term strategic goals of the Bank’s Wholesale Banking customers as well as of the Bank itself, through the integral development of complex capital market products and services.
     Since 2004, the Investment Banking Department and the Capital Markets Department are responsible for providing the services previously provided by the Bank’s subsidiary Galicia Capital Markets S.A. (in liquidation). This company ceased rendering services during fiscal year 2004 and its shareholder’s meeting held on May 26, 2005 decided on its early dissolution and latter liquidation.
     During 2005, the Bank provided its customers with investment banking services in the areas of mergers and acquisitions, syndicated loans, swaps, debt restructurings, investment projects and securitizations and actively worked to optimize its own financing strategy. Four trusts the underlying assets of which were Bank assets were structured and placed, thus generating funding for Ps.258 million in aggregate, to support the creation of new assets. Similarly, the total volume of negotiable obligations and trust structuring and placement for customers, among them the regional credit-card companies that are the Bank’s subsidiaries, amounted to Ps.432 million in 2005, thus again positioning the Bank as an active player in the local capital markets.
     During 2004, these departments worked with the Bank’s Wholesale and Retail Banking divisions and with Galicia Uruguay in the renegotiation of past due portfolios, and provided customers with investment banking services. Approximately a dozen loan agreements with companies —mainly from the utilities sector— were renegotiated for more than US$130 million and recoveries were generated from collections, swaps and sales of assets. Also, these departments worked with the Bank in the sale of a portfolio of off-balance sheet loans, a process that was completed at the end of the year.

     During 2003, the environment for this type of activity was complex and characterized by the restriction, for both the Argentine private and public sectors, of access to mid- and long-term financing. Therefore, in 2003, activity was limited to the development of products such as trusts, which were expected to have an increasing presence in the financial market, the provision of advice for the restructuring of the Bank’s commercial loan portfolio and, to a lesser extent, on mergers and acquisitions.
     Regarding the advice provided to the Bank on its funding strategy, in 2004 and in 2003, efforts were mostly directed to the restructuring of the Bank’s foreign debt. During these years, advise was also provided to Galicia Uruguay on the exchange offers made by this subsidiary to its customers.
     As of December 31, 2005, the industrial investments that resulted from the Bank’s participation in the privatization process that took place during the 1990s, which investments are managed by the Capital Markets Department, amounted after valuation reserves to a total of Ps.65.3 million. The largest investments were an 8.26% interest in Aguas Argentinas S.A. with a Ps.22.7 million net book value, and interests, both of 12.5%, in Inversora Nihuiles S.A. and Inversora Diamante S.A. (two holding companies in the electricity generation business) with a net book value of Ps.15.7 million and Ps.12.9 million, respectively. As of the date of this annual report, the equity investment in Aguas Argentinas S.A. has been fully provisioned.
     After the end of the 2005 fiscal year, the Bank entered into an agreement to sell its shares in Inversora Nihuiles S.A. and Inversora Diamante S.A., representing 12.5% of the total votes and shares of Inversora Nihuiles S.A. and 12.5% of the votes and shares of Inversora Diamante S.A., for an aggregate amount of US$9.3 million.
     Foreign Trade
     During 2004, the Foreign Trade Department ceased reporting to the International Division and became part of the Wholesale Banking Division. Foreign trade activities continued to benefit from the sustained release of the foreign exchange regulations that began in late 2002 and continued during the following years, despite the introduction of certain controls and deposit requirements on capital inflows established in 2005. These changes made trading transactions easier for exporters and importers, diminished their operating burden and that of banks, and increased trade and working capital financing alternatives.
     Within this environment, the volume of foreign-trade transactions channeled through the Bank increased by 46.7% as compared to 2004, to US$3,675 million. Considering exclusively commercial transactions (i.e., imports and exports), the increase was of 63.8%, higher than the increase in the total amount of foreign-trade transactions for the country as a whole, which was 20.6%. The amount of these transactions for the Bank was US$3,219 million, equivalent to 4.7% of Argentina’s foreign trade during 2005, higher than the 3.4% for 2004.
     This positive result was due to the strengthening of the “Relationship Banking” concept, specific actions implemented and, in general, the efforts made by the Bank in order to be recognized by its customers as an important player in this business. This allowed the Bank to increase its involvement in its customers’ businesses and expand its client base, incorporating companies that were already customers of the Bank but did not perform foreign-trade operations through it, as well as new customers. Likewise, the Bank continued to invest in developing and perfecting flexible technology tools and products that allow customers to operate on-line, which, apart from differentiating us from the competition, simplified companies’ transactions and contributed to their efficacy.
     Galicia Factoring y Leasing S.A. ended its tenth fiscal year. The company maintained its international factoring offering and recorded a volume of transactions more than three times higher than in the previous year, for a total of US$27.9 million. With this company, the Bank is able to complement the services it offers and allow customers access to all the necessary tools in order to conduct their foreign-trade business. In 2003, the company adapted its international factoring services to the new regulations and incorporated forfaiting (a method of trade financing that allows exporters to obtain cash and eliminate risk by selling their medium-term receivables on a non-recourse basis).

Treasury and International
     The Treasury Division is responsible for the management of the Bank’s treasury operations and its liquidity, foreign exchange and securities positions, and participates in the management of market, liquidity, interest-rate and currency risks. To this end, it develops the necessary data and strategies to keep such risks within the limits established by the Bank’s Board of Directors. Similarly, it is responsible for the administration of third-party assets, mainly the FIMA mutual fund portfolios, and, among others, provides services and distributes financial products to corporations, financial institutions, mutual funds, pension/retirement funds and insurance companies. Intermediation services in various markets are carried out by the Bank, sometimes in its capacity as agent of the Mercado Abierto Electrónico, the Argentine over-the-counter market (the “MAE”), and through Galicia Valores S.A., a brokerage firm 99.99%-owned by the Bank that operates on the Buenos Aires Stock Exchange (the “BASE”). Galicia Valores provides equity securities trading and custodial services to Banco Galicia customers. Galicia Valores is a shareholder of the Buenos Aires Stock Market, affiliated with the BASE. Galicia Valores does not make investment decisions for its customers. Finally, the Division is responsible for managing commercial relations with correspondent banks, international credit agencies and international mutual funds and also provides support to the foreign units since the incorporation of the Office of International Banking and Financing Relations in 2005.
     Financial Operations
     During 2005, the positive trend of the previous year continued and the capital markets reported a significant improvement, since the restructuring of the Argentine Government’s foreign debt. This led to a significant contraction in the sovereign risk, due to the reduced risk aversion and a favorable foreign environment, given the high liquidity level in the international market. This improvement continued from that observed during 2003 and 2004. In addition, since 2003, there was a positive trend in the corporate sector, supported on the one hand by the strong ongoing growth in the country’s economic activity and on the other hand by the progressive completion of the debt restructuring of many of this sector’s companies and, during 2004 and 2005 the corporate sector showed sustained growth. In 2004, a sharp contraction in sovereign risk was recorded in the domestic bond market, mainly due to reduced risk aversion and a high liquidity level in the international market.
     In 2005, volumes traded in the domestic capital markets continued to increase significantly. The volume of government securities traded on the MAE reached a total of US$73,112 million in 2005, as compared to US$35.485 million in 2004 and US$19,949 in 2003. This represented a 106% increase in 2005 and a 77.9% increase in 2004. Total volume traded by the Bank during 2005 reported a significant increase, to US$1,585 million, which amounted to a 366% increase as compared to 2004, year in which it had already increased 81%. In turn, in the equity market, the total volume traded during 2005 was Ps.85,952 million, to which Galicia Valores S.A. contributed with a total of Ps.1,524 million, a share of 1.77%. In 2004, the total volume traded was Ps.49,366 million, to which Galicia Valores S.A. contributed with a total of Ps.1,312 million.
     In terms of the foreign-exchange market, the Bank significantly increased the volume traded with corporate and institutional customers. As in 2004, during 2005, the Bank kept focused especially on foreign-exchange transactions related to foreign trade, reaching a 47% increase in the volume traded as compared to 2004. In the foreign-exchange wholesale market, the Bank’s activity through the MAE amounted to US$5,089 million, ranking as one of the three leading private-sector banks this last December. In addition, during 2005, the Bank successfully placed 20 issuances (its own and of third parties) of financial trust securities and negotiable obligations, for a total of Ps.630 million, and was positioned as one of the primary players in this market.
     Asset Management
     This business unit is responsible for managing third-party funds, mainly the FIMA mutual funds, for which the Bank acts as distributor and custodian. Galicia Administradora de Fondos S.A. is the fund manager for the FIMA mutual funds. These funds are invested in different assets, such as government securities, shares or bank deposits, depending on the investment objective of each mutual fund.
     After the difficult climate created for investors by the economic and financial crisis of 2001 and 2002 interest in these products returned in 2003. Investor interest in this kind of products continued growing in 2004 and

2005, mainly in time-deposit funds in 2004, and to a lesser extent, in equity and fixed-income funds and during 2005, mainly in fixed-income funds (bonds) and “money-market” funds (basically, investing in remunerated bank accounts and time deposits), which totaled Ps.296.7 million as of December 31, 2005 compared to Ps.230 million as of December 31, 2004, and Ps.170 million as of December 31, 2003.
     International
     The Office of International Banking and Financing Relations, which reports to the Treasury Division since 2005, is responsible for managing the Bank’s business relations with correspondent banks, international credit agencies and international mutual funds.
     As a result of the successful sovereign foreign-debt restructuring, the improved position of Argentina in the international economic community and the Bank’s good image in the international markets, a gradual increase in trade facilities from our correspondent banks was recorded, with a gradual reduction of spreads and extension of terms, which allowed the Bank to attend to all of the foreign-trade transactions of its customers. In May 2005, the IFC granted the Bank a US$40 million loan, with a tenor of up to 7 years, for the financing of investment projects of small- and medium-sized companies active in the agribusiness sector or export oriented.
Internet
     The Bank carries out its internet businesses primarily through Net Investment S.A. Banco Galicia’s stake in the company is 12.5%, while the remaining 87.5% is held by Grupo Galicia. See “––Net Investment S.A.”
Sudamericana Holding S.A.
     Sudamericana is a group of life, retirement and property insurance companies. We own an 87.5% stake in Sudamericana. Banco Galicia holds the remaining 12.5%. This investment represents another step in our plan to consolidate our leadership as a financial service provider and supplement those businesses that Banco Galicia may only conduct to a limited extent in line with prevailing regulations.
     Total insurance production of life, retirement and property insurance companies controlled by Sudamericana amounted to Ps.37.9 million during 2005. As of December 31, 2005, Sudamericana’s subsidiaries had more than 1.5 million insureds taking into account all the insurance sectors in which it conducts business, through both individual and group policies. The volume of premiums written in 2005 was 48.5% higher than that of the previous year (without taking into account Instituto de Salta Compañía de Seguros de Vida S.A.’s turnover during 2004 due to the sale of this company in April 2005).
     In 2005, the focus was placed on continuing to increase the company’s turnover by increasing sales and improving the insurance policy laps ratio, strengthening distribution through the bankassurance model and improving customer service quality. Ps.25.8 million of annualized premiums were sold, 31% higher than in the prior year. Tarjeta Naranja S.A. stood out as regards the sale of life insurance and home insurance policies (the latter product having been launched at the end of 2004).
     The measures implemented with the purpose of improving the portfolio laps ratio started to show positive results. Among them, the following stand out: to strengthen controls and provide incentives that favor the quality of sales, to achieve a higher percentage of credit cards as means of payment and to take early procedures for the collection of products in arrears.
     Medigap Salud S.A., a company dedicated to the provision of welfare services controlled by Sudamericana, was dissolved and liquidated during 2005. In April 2005, after having obtained the necessary authorizations, Sudamericana sold 100% of the shares it held in Instituto de Salta Compañía de Seguros de Vida S.A.
     The business plan for the short-term aims at expanding the turnover volume, which, together with advances regarding efficiency, will allow for a better profitability of the global business. The priorities are as follows: to generate profitable businesses/ products highly appreciated by our customers; to convert channels into differentiation factors at the advisory level so as to establish long-term relationships with insureds; to improve insurance policy periods; to limit the loss experience level by carrying out a sensible underwriting of risks and settlement of claims as well as fighting against illegitimate practices; and to look for higher productivity, limiting the levels of expenditures, making processes more efficient and developing systems while improving the technological base.
Net Investment S.A.
     Net Investment S.A. is a holding company whose initial purpose was to invest and develop businesses related with technology, communications, the internet, connectivity, and contents, in projects with positive cash flows and profits. Our stake in the company is 87.5%, while the remaining 12.5% is held by Banco Galicia. As of the date of this annual report, the only operating subsidiary of Net Investment S.A. is Tradecom Argentina S.A., which provides B2B e-commerce support services and virtual markets for transactions between companies and suppliers.
     As of December 31, 2005, Net Investment S.A., through its subsidiary Net Investment B.V. (il), had a stake in Tradecom International N.V. (il) (“Grupo Tradecom”), a company based in The Netherlands that conducted its business activities through its subsidiaries, Tradecom Brasil S.A. and Tradecom Argentina S.A. In 2005, the shareholders of Grupo Tradecom decided to dissolve and liquidate Tradecom International N.V. (il), move the corporate structure from The Netherlands to Brazil and regroup the holding in Tradecom Brasil S.A. Given that the business volume expected at the beginning of fiscal year 2005 was not reached, among other factors, the majority shareholder of Grupo Tradecom (Unibanco — Uniao de Bancos Brasileiros S.A.) decided to concentrate some B2B transactions through its own structure in Brazil. Therefore, the partners agreed to transfer Tradecom Brasil S.A.’s shares to Unibanco and Tradecom Argentina S.A.’s shares to Net Investment S.A.
     During 2005, Tradecom Argentina S.A. made additional efforts to improve the services offered to its customers and to create new tools to meet their needs. Due to the interruption of Tradecom Brasil S.A.’s activities, Tradecom Argentina S.A. incorporated part of its customer base which will favor the expansion of the e-procurement services offered by the company.
     Our objective is to continue participating in a business where the increasing interest of companies for the use of e-procurement services is significant and in activities that contribute to our comprehensive business and that of Banco Galicia.
     As regards B2agro S.A., in 2004, the scarce use of internet technology by agriculture and livestock producers prevented the generation of sufficient cash flow to cover the company’s operating expenses, which led to the board of directors’ decision to discontinue the company’s operations. The company did not operate during 2005 and did not require any capital inflows.
Galicia Warrants S.A.
     We own 87.5% of Galicia Warrants S.A (“Galicia Warrants”), a company dedicated to the issuance of deposit certificates and warrants, and the remaining 12.5% stake is owned by Banco Galicia. Founded in 1993, Galicia Warrants is a leading company in its market, in which it has conducted transactions since 1994. Through the custody of goods, Galicia Warrants supports the business of its customers, medium- and large-sized companies, and enables such customers access to credit and financing guaranteed by the property kept in custody and evidenced by the corresponding certificates it issues. Galicia Warrants owns premises at San Salvador, Province of Entre Ríos, for the conditioning and storage of 40,000 tons of paddy rice, which since it began operations in 1998, has provided high quality services.
     Both, the production increase of export-related sectors -among which the agriculture and livestock sector had an outstanding performance-, favored by high commodity prices, and the increase in credit demand caused Galicia Warrants to increase its activity level, mainly in the agro-industry and commodity sectors, which allowed it to improve its results of operations while maintaining a selected customer base.

     As of December 31, 2005, Galicia Warrants had assets for Ps.6.7 million, liabilities for Ps.1.7 million, and a shareholders’ equity of Ps.5.0 million. During the fiscal year ended December 31, 2005, it issued deposit certificates for US$74.3 million, which implied revenues of Ps.5.2 million and a Ps.0.5 million net income. The sustained growth of Argentina’s real economy and of its financial system will be determining factors for the success of Galicia Warrants. In the present context, Galicia Warrants is expected to increase its activity level.
Galval Agente de Valores S.A.
     We hold a 100% interest in Galval and have made contributions to it in an amount equal to Ps.1.9 million during 2005. As of September 2005, Galval started to conduct operations gradually and, at year-end, it held customer securities in custody for US$11.8 million.
Competition
     Due to our financial holding structure, competition is experienced at the level of our operating subsidiaries. We face strong competition in most of the areas in which we are active. For a breakdown of total revenues, for each of the past three fiscal years, for the three activities discussed below (i.e. banking, credit-cards and insurance), please see Item 5. “Operating and Financial Review and Prospects—Item 5A. Operating Results—Results by Segments.”
Banking
     Banco Galicia faces significant competition in all of its principal areas of operation.
     The Bank faces competition from foreign banks operating in Argentina, mainly large retail banks which are subsidiaries or branches of global banks, Argentine national and provincial government-owned banks, private-sector domestic banks and to a lesser extent from cooperative banks, as well as from non-bank financial institutions. As regards private-sector customers, the relevant segment for the Bank, competition is increasing from the large foreign retail banks and from certain domestically-owned private-sector banks, which prior to the crisis operated in merchant or private banking and that after the crisis acquired the retail operations of banks that left the business as a result of the crisis. Competition from public-sector banks has decreased from the immediate post-crisis period, as the public initially attracted to such institutions as a safe harbor began to search for better service with private-sector financial institutions.
     The Bank’s estimated deposit market share of private-sector deposits in the Argentine financial system only, based on daily information published by the Argentine Central Bank, increased to 7.97% as of December 31, 2005, compared to 7.07% as of December 31, 2004, and 5.62% as of December 31, 2003. Prior to the crisis, the Bank’s deposit market share was approximately 10%.
     The Bank has consistently increased its deposit market share in the last years and is one of the leading banks in Argentina and the largest domestically owned private-sector bank. As of December 31, 2005, measured by its deposits in Argentina only, the Bank was ranked fifth in the whole financial system and third among private-sector banks (including foreign banks).
     For information on the Argentine banking system, please see “—Argentine Banking System and Regulation—Argentine Banking System.”
Regional Credit-Card Companies
     No official data is available about the consumer finance market of the different regions of the interior of Argentina in which the regional credit-card companies operate. Mainly beginning in 2005, the regional credit-card companies have faced increased competition in the segments they operate, partly from the banking system in search for new market niches and partly from other players, both local and foreign. From the 2001-2002 economic crisis, which significantly affected these companies’ competitors and led many of them to cease operations, and until 2004, competition had been relatively low.

Insurance Industry
     The insurance sector is gradually resuming the pace of growth it had experienced before the 2001-2002 economic crisis. During 2005, the sector showed a favorable trend and total insurance production increased 11.7%, reaching, pursuant to official estimations, Ps.13,413 million. Expectations are that the moderate trend in the growth of premiums will continue in 2006.
     The growth recorded during the year was mainly driven by the following sectors: worker’s compensation (39.4%) and life insurance (26.7%). The automobile sector grew 12.8% while retirement insurance dropped 25.1% when compared to 2004, as the extraordinary positive effect pension-linked life annuities (“rentas vitalicias previsionales”) had in 2004 ended. Not taking the latter effect into consideration, pension-linked life annuities recorded a 14.9% annual average growth between 2003 and 2005.
     The property insurance sector’s volume of premiums was Ps.9,394 million during 2005. The main segment of this sector is automobile insurance (47%), followed by workers’ compensation (20%) and, finally, homeowners and office package insurance (5%). Even though automobile insurance is the most important segment in terms of volume of premiums written, the other two main segments recorded higher growth rates.
     The volume of premiums of the individual insurance sector was Ps.4,019 million in 2005. Non-pension-linked life insurance was again the most important sector (41%), pushing pension-linked retirement insurance (27%) to the second position, followed by pension-linked life insurance (24%) and retirement insurance (6%).
     During 2005, the industry concentration process continued. The number of insurance companies authorized by the Argentine Superintendency of Insurance decreased from 189 at the end of 2004 to 175 at the end of 2005, thus reflecting a 7.5% decrease. The decrease in the number of insurance companies was equal to f39%, when compared to the 288 insurance companies that operated in 1996.
Sales and Marketing
     Banco Galicia’s distribution capabilities are our principal marketing channel.
     Banco Galicia operates one of the most extensive and diversified distribution networks among private-sector banks in Argentina. Although the Bank reduced its distribution platform during 2002 as a result of the crisis and subsequently did not expand it in the same proportion, the Bank’s distribution network is one of the largest and most flexible distribution platforms in the country and the Bank has kept nationwide coverage.
     The Bank markets all of its financial products and services to high-, medium- and medium-low-income individuals, including loans, insurance and FIMA family of mutual funds, through its branch network. Within the branches, the sales force is specialized by segment. The Bank’s sales policy encourages tellers to perform sales functions also. Wealthy individuals who are private banking customers are served by specialized officers through a special network of service centers and a head office facility. The Bank’s distribution channel for the non-bancarized segment of the population is the network of offices of the regional credit-card companies. Until mid-2002, the Bank also served this segment through the “Galicia Ahora” network, which was merged into the branch network in that year.
     Commercial banking services to large corporations (including medium to large companies) and banks are provided in a centralized manner. Branch officers are responsible for the Bank’s relationship with middle-market and small businesses and most of the agriculture/livestock sector customers.
     All of the Bank’s individual and corporate customers have access to the Bank’s electronic distribution channels, including the ATM network and self-service terminals, a multifunction call center and the e-banking website. The Bank’s call center includes the telephone-banking service and performs sales and post-sale service, provides advice, receives complaints and performs credit recovery functions. In December 2005, 76.9% of customer transactions were made through the Bank’s alternative channels.

     Special mobile sales forces are maintained to market various products and services to individuals and employees of client corporations.
     In 2005, a new sales and service model was designed and implemented, with the purpose of increasing commercial efficacy, establishing an integrated strategy among the different distribution channels and improving the quality of service. In order to achieve these goals, the Bank made progress in the specialization of the distribution channels (readjusting the product offering by segment/channel), the development of the payroll direct deposit business, the redesign of the customer service model at the branches, and the attraction of new open-market customers. A plan for the migration of cash operations to automatic means in order to reduce the operating burden and waiting at the branches was also added. In June 2005, based on the importance that customers assign to this aspect of the service, the Bank launched a survey on waiting times at cashiers, more specifically, to monitor customer satisfaction in connection with this issue. This led to the development of a plan for the improvement of waiting times that started in the low-scoring branches and that will be gradually extended to the whole network of branches.
     Finally, in November 2005, the Bank adhered to the “Code of Banking Practice” established by the four bank associations of Argentina, which will further contribute to the improvement of the quality of service offered by the Bank.
     The Bank uses a data warehouse, to perform segmentation and profitability analyses, estimate performance patterns and cross-selling indices and forecast client response based on historical information and data-mining. The Bank has a customer oriented service approach and a segmented marketing approach. In the late 1990s, the data warehouse capabilities began to be used to design marketing campaigns focused on specific segments of the Bank’s customer base. The Bank’s marketing strategy is focused on the development of long-term relationships with customers based on its knowledge of those customers. As part of this client-oriented strategy, in the late 1990s, the Bank began to implement customer relationship management technology to support continuous improvement of its relationship with customers.
     In 2002, the economic crisis and the measures taken by the Argentine Government to deal with the crisis had a strong negative impact on financial institutions’ relations with their customers. After the first half of 2002, the Bank implemented several initiatives to retain and recover customers by focusing on quality of service and on those attributes of the Bank that were most valued by customers according to surveys. In addition, the Bank worked to continue offering its customers transactional banking services and to provide concrete benefits originating from the use of these services.
     The Bank’s media presence remained low until the third quarter of 2002, when a promotional campaign with strong advertising was launched. This campaign had great acceptance and implied an important investment in communication media. On the other hand, since 2003, the Bank implemented several programs mainly aimed at improving customer focus among Bank team members. As a consequence, Banco Galicia’s image and “top of mind” (immediate brand recollection) improved significantly.
     The Bank’s investment in advertisement continued to grow since then, accompanying the general market’s trend and particularly, the financial system’s increase in investment and number of advertisers. These actions, along with massive events in shopping centers across the country and many direct-marketing actions have reinforced the perception of the Bank as a close and friendly bank and have strengthened the image of the brand, allowing the Bank to regain the “top of mind” leadership in its category.
     The Bank considers quality of service as an element capable of distinguishing it from competitors. In order to measure this indicator, the Bank performs various surveys. The customer satisfaction surveys for the last quarter of 2003 and 2004 showed a significant upturn in customers satisfaction rates, which regained the pre-crisis levels. During 2005, the Bank implemented new measures and activities, especially at the branch level while continuing with the assessment of service quality at the branches. This assessment is part of an incentive program and is based on the ongoing monitoring of the following indicators: customer satisfaction, service quality and the response to claims. The general score received by the branches in terms of quality of service averaged 9.08 points (over 10), its highest level since 2001. In terms of the customer’s satisfaction survey, the general average was 8.70 points.

     The development of constant promotional and loyalty campaigns that highlighted the attributes of the Bank’s brand, the Bank’s focus on customer relationships, the increase in its overall business activity and the resumption of credit granting contributed to the rebuilding of the Bank’s relations with its customers. The Bank has a leadership position in the individual market and in the commercial banking business and a leadership position in the middle-market and agribusiness sectors.
Property
     We own 146 square meters of office space at Tte. Gral. Juan D. Perón 456, 2nd floor, in Buenos Aires, Argentina, which houses our management, accounting, administrative and investor relations functions. We also own a building containing eight units, equivalent to 1,619 square meters, located at Maipú 241, in Buenos Aires. Currently, we lease seven of these units to the Bank, equivalent to 1,373 square meters, for Ps.14,800 per month, and hold a 45 square meters unit vacant for storage. The remaining unit is occupied by Galicia Vida Compañía de Seguros S.A.
     Galicia Retiro Compañía de Seguros S.A. and Galicia Vida Compañía de Seguros S.A. own one unit each, equivalent to 723 and 915 square meters, respectively, of the building mentioned above and located at Maipú 241, in Buenos Aires.
     Net Investment S.A. owns 45 square meters at Tte. Gral. Juan D. Perón 456, 2nd floor, in Buenos Aires, where its administrative activities are conducted.
     Galicia Warrants owns four units which house its administrative activities, equivalent to 118 square meters at Tte. Gral Juan D. Perón 456, 6th floor, in Buenos Aires. Additionally, the company owns a 47,917 square meters warehouse with a storage capacity of 40,000 tons of rice located at Ruta Nacional 18, Km. 209, San Salvador, Province of Entre Ríos, Argentina. In addition, Galicia Warrants rents warehouse space at Alto Verde, Chicligasta, and at Alsina 3450, San Miguel de Tucumán, Argentina, both in the Province of Tucumán, which consist of 2,000 and 6,000 square meters, respectively, and office space at San Martín 784, in San Miguel de Tucumán, which consists of 85 square meters.
     Banco Galicia’s principal executive offices consist of approximately 17,270 square meters at Tte. Gral. Juan D. Perón 407, in Buenos Aires. In addition, Banco Galicia owns approximately 7,340 square meters at Florida 361, in Buenos Aires, and rents approximately 9,325 square meters of space at Tte. Gral. Juan D. Perón 525, in Buenos Aires and approximately 3,630 square meters of space at San Martín 178/200, in Buenos Aires. All spaces serve as annexes to the Bank’s principal executive offices.
     In 1994, Banco Galicia purchased the building located at Reconquista 188/200, in Buenos Aires and, between 1992 and 2000, it purchased the building located at Tte. Gral. Juan D. Perón 444, in Buenos Aires. In these locations, construction of a new corporate tower commenced. The Bank plans to centralize a significant portion of its offices that are currently in the vicinity in this new corporate tower. The new corporate tower will consist of approximately 42,000 square meters and the construction works are expected to be completed during the last quarter of 2006. As of December 31, 2005, the Bank had invested Ps.169.3 million in constructing the new tower and the estimated remaining investment is approximately Ps.81.0 million.
     As of December 31, 2005, Banco Galicia’s branch network consisted of 224 branches located in Argentina, 137 of which were owned and 87 of which were rented by Banco Galicia. The Argentine branches were located in 22 of Argentina’s 23 provinces.
     As of December 31, 2005, Galicia Uruguay owned two buildings: its Head Office and the former Punta del Este branch. The Head Office of Galicia Uruguay is located at Luis Alberto Herrera 1248, 21st and 22nd floors, Edificio World Trade Center, Montevideo, Uruguay, and consists of approximately 880 square meters. Galicia Uruguay also rents a warehouse in Montevideo, where it stores documents. Galicia Cayman and the Cayman Branch are located in the Cayman Islands and The Bank of Nova Scotia Trust Co. acts as its registered office.

     Tarjeta Naranja S.A. owns two buildings at Sucre 152 and Sucre 154, in Córdoba, Province of Córdoba, Argentina, which house part of its management and administrative functions. These buildings contain approximately 1,390 square meters. It also owns a third building at Sucre 541, in Córdoba, which is under remodeling in order to house new office space. This building consists of approximately 1,800 square meters. In addition, Tarjeta Naranja S.A. owns two buildings at San Jerónimo 2348 and San Jerónimo 2350, in Santa Fe, Province of Santa Fe, Argentina. One of them serves as administrative offices and the other as a sales office. These buildings contain approximately 1,475 square meters. Tarjeta Naranja S.A. rents office space at Sucre 145/151 and La Rioja 375, in Córdoba, which, in aggregate is approximately 3,670 square meters. These locations serve as annexes to its principal executive offices. It also rents warehouse space at Humberto 1° 2165, in Córdoba, which consists of approximately 1,115 square meters, at La Rioja 364, in Córdoba, which is approximately 350 square meters and serves as a printing center for credit-card statements, and at Los Andes 197, in Córdoba, which is approximately 1,765 square meters. As of December 31, 2005, Tarjeta Naranja S.A. operated 85 sales points located in 21 of the 23 Argentine provinces, 83 of which were rented by the company.
     Tarjetas Cuyanas S.A.’s principal executive offices are rented. They consist of approximately 1,160 square meters of space at Belgrano 1415, in Mendoza, Province of Mendoza, Argentina. It also rents warehouse space at Olascoaga 348, San José, in Mendoza which consists of approximately 580 square meters. As of December 31, 2005, its distribution network consisted of 15 sales points located in the provinces of Mendoza, San Juan, San Luis, La Pampa, La Rioja and Catamarca. All of them were rented.
     Tarjetas del Mar S.A.’s principal executive offices are located at Luro 3001, Mar del Plata, Province of Buenos Aires, Argentina. They contain approximately 240 square meters of space. As of December 31, 2005, its distribution network consisted of three sales points located in the Province of Buenos Aires. Both the Head Office and the branches were rented.
Selected Statistical Information
     You should read this information in conjunction with the other information provided in this annual report, including our audited consolidated financial statements and Item 5. “Operating and Financial Review and Prospects.” We prepared this information from our financial records, which are maintained under accounting methods established by the Argentine Central Bank under Argentine Banking GAAP, and do not reflect adjustments necessary to reflect the information in accordance with U.S. GAAP. We have expressed all amounts in millions of pesos, except percentages, ratios, multiples and per-share data.
     Unless otherwise stated, in this section the exchange rate used to convert foreign currency amounts into pesos was the exchange rate as of each relevant date or period end that Banco Nación or the Argentine Central Bank quoted. In the case of dollars, until December 31, 2001, the Banco Nación quotes for such exchange rates were Ps.1.0 per US$1.0. The exchange rate used for the preparation of the financial statements as of December 31, 2002 and December 31, 2003 was Ps.3.3630 per US$1.0 and Ps.2.9330 per US$1.0 respectively. For the preparation of the financial statements as of December 31, 2004 and December 2005 the exchange rates used were Ps.2.9738 per US$1.0 and Ps.3.0315 per US$1.0 respectively. See Item 3. “Key Information––Exchange Rate Information.”
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
     Accordingly, information included in this section as of and for the fiscal year ended December 31, 2004 and December 31, 2005 does not include any effect of inflation accounting and information included in this section as of and for the fiscal year ended December 31, 2003 includes the effects of inflation accounting through February 28, 2003, with the WPI increasing 0.87% between January 1, 2003 and February 28, 2003, while the information for periods prior to February 28, 2003 has been restated in constant pesos as of February 28, 2003 applying the approximately 120.35% change in the WPI for the period from January 1, 2002 to February 28, 2003.

     High rates of inflation affect the comparability of financial performance on a period-to-period basis. Although inflation accounting improves the comparability of the financial information, it does not eliminate or correct many of the distortions created by inflation that will affect period-to-period comparisons of financial information.
     Average Balance Sheet and Income from Interest-Earning Assets and Expenses from Interest-Bearing Liabilities
     The average balances of interest-earning assets and interest-bearing liabilities, including the related interest receivable and payable, are calculated on a daily basis for Banco Galicia, Galicia Uruguay and Tarjetas Regionales S.A. consolidated. The average balances of interest-earning assets and interest bearing liabilities are calculated on a monthly basis for Grupo Galicia and its other non-banking subsidiaries.
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
     The following table shows our consolidated average balances, interest earned or paid and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2005.

	Fiscal Year Ended December 31, 2005 (*)
			Pesos					Dollars					Total
			Interest		Average			Interest		Average			Interest		Average
	Average		Earned/		Yield/	Average		Earned/		Yield/	Average		Earned/		Yield/
	Balance		Paid		Rate	Balance		Paid		Rate	Balance		Paid		Rate
						(in millions of pesos, except rates)
Assets
Government Securities	Ps	.4,945.8	Ps	.660.9	13.36	Ps	.801.9	Ps	.16.4	2.05	Ps	.5,747.7	Ps	.677.3	11.78
Loans
Private Sector		3,917.2		610.3	15.58		989.9		39.6	4.00		4,907.1		649.9	13.24
Public Sector		4,839.8		714.9	14.77		—		—	—		4,839.8		714.9	14.77

Total Loans		8,757.0		1,325.2	15.13		989.9		39.6	4.00		9,746.9		1,364.8	14.00
Other(1)		1,584.4		134.6	8.50		4,765.2		138.7	2.91		6,349.6		273.3	4.30

Total Interest-Earning Assets		15,287.2		2,120.7	13.87%		6,557.0		194.7	2.97%		21,844.2		2,315.4	10.60%
Cash and Gold		357.1		—	—		184.2		—	—		541.3		—	—
Equity in Other Companies		446.7		—	—		43.5		—	—		490.2		—	—
Other Assets		1,901.2		—	—		89.3		—	—		1,990.5		—	—
Allowances		(555.7)		—	—		(72.4)		—	—		(628.1)		—	—

Total Assets	Ps	.17,436.5		—	—	Ps	.6,801.6		—	—	Ps	.24,238.1		—	—
Liabilities and Equity
Deposits
Current Accounts		536.8		15.3	2.85		78.2		—	—		615.0		15.3	2.49
Saving Accounts		1,023.9		4.7	0.46		364.1		—	—		1,388.0		4.7	0.34
Time Deposits		3,351.3		238.9	7.13		767.8		7.9	1.03		4,119.1		246.8	5.99

Total Interest-Bearing Deposits		4,912.0		258.9	5.27		1,210.1		7.9	0.65		6,122.1		266.8	4.36
Argentine Central Bank		8,341.3		1,177.2	14.11		0.3		—	—		8,341.6		1,177.2	14.11
Other Financial Entities		206.6		36.8	17.81		152.0		9.8	6.45		358.6		46.6	12.99
Debt Securities		101.3		9.7	9.58		3,427.3		224.4	6.55		3,528.6		234.1	6.63
Other		41.2		6.4	15.53		1,045.7		65.0	6.22		1,086.9		71.4	6.57

Total Interest-Bearing		13,602.4		1,489.0	10.95		5,835.4		307.1	5.26		19,437.8		1,796.1	9.24

	Fiscal Year Ended December 31, 2005 (*)
			Pesos				Dollars				Total
			Interest	Average			Interest	Average			Interest	Average
	Average		Earned/	Yield/	Average		Earned/	Yield/	Average		Earned/	Yield/
	Balance		Paid	Rate	Balance		Paid	Rate	Balance		Paid	Rate
					(in millions of pesos, except rates)

Liabilities
Demand deposits		1,414.3	—	—		20.8	—	—		1,435.1	—	—
Other Liabilities		1,358.0	—	—		310.0	—	—		1,668.0	—	—
Minority Interests		127.9	—	—		—	—	—		127.9	—	—
Shareholders’ Equity		1,569.3	—	—		—	—	—		1,569.3	—	—

Total Liabilities and Equity	Ps	.18,071.9	—	—	Ps	.6,166.2	—	—	Ps	.24,238.1	—	—

Spread and Net Yield

Interest Rate Spread				2.92%				(2.29)%				1.36%
Cost of Funds Supporting Interest-Earning Assets				9.74				4.68				8.22
Net Yield on Interest-Earning Assets				4.13				(1.71)				2.38

(*) Rates include the CER adjustment.

(1)	Includes the amounts corresponding to the Compensatory Bond and the Hedge Bond to be received, among others.

     The following table shows our consolidated average balances, interest earned or paid and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2004.

	Fiscal Year Ended December 31, 2004 (*)
			Pesos					Dollars					Total
			Interest		Average			Interest		Average			Interest		Average
	Average		Earned/		Yield/	Average		Earned/		Yield/	Average		Earned/		Yield/
	Balance		Paid		Rate	Balance		Paid		Rate	Balance		Paid		Rate
						(in millions of pesos, except rates)
Assets
Government Securities	Ps.	1,226.7	Ps.	78.5	6.40	Ps.	2,012.0	Ps.	(87.8)	(4.36)	Ps.	3,238.7	Ps.	(9.3)	(0.29)
Loans
Private Sector		3,213.9		490.9	15.27		907.3		44.1	4.86		4,121.2	535.0		12.98
Public Sector		7,016.7		564.6	8.05		—		—	—		7,016.7	564.6		8.05

Total Loans		10,230.6		1,055.5	10.32		907.3		44.1	4.86		11,137.9	1,099.6		9.87
Other(1)		1,385.8		92.5	6.67		4,973.0		73.3	1.47		6,358.8	165.8		2.61

Total Interest-Earning Assets		12,843.1		1,226.5	9.55%		7,892.3		29.6	0.38%		20,735.4	1,256.1		6.06%
Cash and Gold		290.2		—	—		150.0		—	—		440.2	—		—
Equity in Other Companies		339.2		—	—		88.5		—	—		427.7	—		—
Other Assets		2,142.9		—	—		104.0		—	—		2,246.9	—		—
Allowances		(840.2)		—	—		(284.1)		—	—		(1,124.3)	—		—

Total Assets	Ps.	14,775.2		—	—	Ps.	7,950.7		—	—	Ps.	22,725.9	—		—
Liabilities and Equity
Deposits
Current Accounts		364.5		4.8	1.32%		69.5		—	—		434.0	4.8		1.11%
Saving Accounts		767.1		4.2	0.55		267.4		—	—		1,034.5	4.2		0.41
Time Deposits		2,228.9		116.3	5.22		1,088.6	Ps.	18.2	1.67%		3,317.5	134.5		4.05

Total Interest-Bearing Deposits		3,360.5		125.3	3.73		1,425.5		18.2	1.28		4,786.0	143.5		3.00
Argentine Central Bank		8,165.6		698.9	8.56		—		—	—		8,165.6	698.9		8.56
Other Financial Entities		168.2		47.9	28.48		815.4		66.8	8.19		983.6	114.7		11.66
Debt Securities		10.7		—	—		3,179.9		27.6	0.87		3,190.6	27.6		0.87
Other		95.7		7.9	8.25		1,072.5		52.5	4.90		1,168.2	60.4		5.17

Total Interest-Bearing Liabilities		11,800.7		880.0	7.46%		6,493.3		165.1	2.54%		18,294.0	1,045.1		5.71%
Demand deposits		1,038.2		—	—		34.0		—	—		1,072.2	—		—
Other Liabilities		1,197.4		—	—		558.2		—	—		1,755.6	—		—
Minority Interests		103.2		—	—		—		—	—		103.2	—		—
Shareholders’ Equity		1,500.9		—	—		—		—	—		1,500.9	—		—

Total Liabilities and Equity	Ps.	15,640.4		—	—	Ps.	7,085.5		—	—	Ps.	22,725.9	—		—

Spread and Net Yield

Interest Rate Spread					2.09%					(2.16)%					0.35%
Cost of Funds Supporting Interest-Earning Assets					6.85					2.09					5.04
Net Yield on Interest-Earning Assets					2.70					(1.72)					1.02

(*)	Rates include the CER adjustment.

(1)	Includes the amounts corresponding to the Compensatory Bond and the Hedge Bond to be received, among others.

The following table shows our consolidated average balances, interest earned or paid and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2003. In the table below, the Bank’s holdings of Bogar were not reclassified as government securities, being included under “Loans- Public Sector” in pesos.

	Fiscal Year Ended December 31, 2003 (*)
			Pesos					Dollars					Total
			Interest		Average			Interest		Average			Interest		Average
	Average		Earned/		Yield/	Average		Earned/		Yield/	Average		Earned/		Yield/
	Balance		Paid		Rate	Balance		Paid		Rate	Balance		Paid		Rate
						(in millions of pesos, except rates)
Assets
Government Securities	Ps.	250.5	Ps.	23.3	9.30%	Ps.	1,832.3	Ps.	48.2	2.63%	Ps.	2,082.8	Ps.	71.5	3.43%
Loans
Private Sector		2,981.0		705.6	23.67		986.2		89.2	9.04		3,967.2		794.8	20.03
Public Sector		7,589.5		342.6	4.51		—		—	—		7,589.5		342.6	4.51

Total Loans		10,570.5		1,048.2	9.92		986.2		89.2	9.04		11,556.7		1,137.4	9.84
Other(1)		1,309.3		61.1	4.67		5,776.3		64.4	1.11		7,085.6		125.5	1.77

Total Interest-Earning Assets		12,130.3		1,132.6	9.34%		8,594.8		201.8	2.35%		20,725.1		1,334.4	6.44%
Cash and Gold		207.0		—	—		135.5		—	—		342.5		—	—
Equity in Other Companies		462.1		—	—		140.4		—	—		602.5		—	—
Other Assets		2,275.1		—	—		128.2		—	—		2,403.3		—	—
Allowances		(1,291.7)		—	—		(251.4)		—	—		(1,543.1)		—	—

Total Assets	Ps.	13,782.8		—	—	Ps.	8,747.5		—	—	Ps.	22,530.3		—	-
Liabilities and Equity
Deposits
Current Accounts	Ps.	185.1	Ps.	3.0	1.62%	Ps.	30.5		—	—	Ps.	215.6	Ps.	3.0	1.39%
Saving Accounts		434.6		3.4	0.78		178.5		—	—		613.1		3.4	0.55
Time Deposits		2,185.4		230.6	10.55		1,422.9	Ps.	26.8	1.88%		3,608.3		257.4	7.13

Total Interest-Bearing Deposits		2,805.1		237.0	8.45		1,631.9		26.8	1.64		4,437.0		263.8	5.95
Argentine Central Bank		8,062.0		473.1	5.87		0.7		—	—		8,062.7		473.1	5.87
Other Financial Entities		174.4		69.9	40.08		1,900.0		121.0	6.37		2,074.4		190.9	9.20
Debt Securities		—		—	—		2,710.5		154.2	5.69		2,710.5		154.2	5.69
Other		45.7		9.6	21.01		1,307.4		58.4	4.47		1,353.1		68.0	5.03

Total Interest-Bearing Liabilities		11,087.2		789.6	7.12%		7,550.5		360.4	4.77%		18,637.7		1,150.0	6.17%
Demand deposits		700.6		—	—		72.2		—	—		772.8		—	—
Other Liabilities		939.4		—	—		561.5		—	—		1,500.9		—	—
Minority Interests		89.5		—	—		0.0		—	—		89.5		—	—
Shareholders’ Equity		1,529.4		—	—		—		—	—		1,529.4		—	—

Total Liabilities and Equity	Ps.	14,346.1		—	—	Ps.	8,184.2		—	—	Ps.	22,530.3		—	-
Spread and Net Yield
Interest Rate Spread					2.22%					(2.42)%					0.27%
Cost of Funds Supporting Interest-Earning Assets					6.51					4.19					5.55
Net Yield on Interest-Earning Assets					2.83					(1.85)					0.89

(*)	Rates include the CER adjustment.

(1)	Includes the amounts corresponding to the Compensatory Bond and the Hedge Bond to be received, among others.
Changes in Net Interest Income—Volume and Rate Analysis
     The following table allocates, by currency, changes in our consolidated interest income and interest expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for (i) the fiscal year ended December 31, 2005 compared with the fiscal year ended December 31, 2004; and (ii) the fiscal year ended December 31, 2004, compared with the fiscal year ended December 31, 2003. Differences related to rate or volume are allocated proportionally to the rate variance and the volume variance, respectively.

	Fiscal Year 2005/ Fiscal Year 2004,						Fiscal Year 2004/ Fiscal Year 2003,
	Increase (Decrease) due to changes in						Increase (Decrease) due to changes in
	Volume		Rate		Net Change		Volume		Rate		Net Change
					(in millions of pesos)
Interest Earning Assets
Government Securities
Pesos	Ps.	428.5	Ps	.153.9	Ps.	582.4	Ps.	60.0	Ps.	(4.8)	Ps.	55.2
Dollars		30.3		73.9		104.2		5.2		(141.2)		(136.0)

Total		458.8		227.8		686.6		65.2		(146.0)		(80.8)
Loans
Private Sector
Pesos		109.4		10.0		119.4		60.7		(275.4)		(214.7)
Dollars		4.8		(9.3)		(4.5)		(6.7)		(38.4)		(45.1)

Total		114.2		0.7		114.9		54.0		(313.8)		(259.8)
Public Sector
Pesos		(88.7)		239.0		150.3		(23.7)		245.7		222.0
Dollars		—		—		—		—		—		—

Total		(88.7)		239.0		150.3		(23.7)		245.7		222.0
Other
Pesos		14.5		27.6		42.1		3.8		27.6		31.4
Dollars		(2.9)		68.3		65.4		(6.8)		15.7		8.9

Total		11.6		95.9		107.5		(3.0)		43.3		40.3
Total Interest-Earning Assets
Pesos		463.7		430.5		894.2		100.8		(6.9)		93.9
Dollars		32.2		132.9		165.1		(8.3)		(163.9)		(172.2)

Total	Ps.	495.9	Ps	.563.4	Ps	.1,059.3	Ps.	92.5	Ps.	(170.8)	Ps.	(78.3)

Interest Bearing Liabilities
Demand Account
Pesos		3.1		7.4		10.5		2.3		(0.5)		1.8
Dollars		—		—		—		—		—		—

Total		3.1		7.4		10.5		2.3		(0.5)		1.8
Saving Account
Pesos		1.0		(0.5)		0.5		1.4		(0.6)		0.8
Dollars		—		—		—		—		—		—

Total		1.0		(0.5)		0.5		1.4		(0.6)		0.8
Time Deposits
Pesos		71.0		51.6		122.6		4.7		(119.0)		(114.3)
Dollars		(4.5)		(5.8)		(10.3)		(5.8)		(2.8)		(8.6)

Total		66.5		45.8		112.3		(1.1)		(121.8)		(122.9)
With the Argentine Central Bank
Pesos		15.3		463.0		478.3		6.2		219.6		225.8
Dollars		—		—		—		—		—		—

Total		15.3		463.0		478.3		6.2		219.6		225.8
With Other Financial Entities
Pesos		17.4		(28.5)		(11.1)		(2.4)		(19.6)		(22.0)
Dollars		(45.2)		(11.8)		(57.0)		(108.8)		54.6		(54.2)

Total		(27.8)		(40.3)		(68.1)		(111.2)		35.0		(76.2)
Negotiable Obligations
Pesos		2.5		7.2		9.7		—		—		—
Dollars		2.3		194.5		196.8		33.9		(160.5)		(126.6)

Total		4.8		201.7		206.5		33.9		(160.5)		(126.6)
Other liabilities
Pesos		2.5		(4.0)		(1.5)		6.4		(8.1)		(1.7)
Dollars		(1.3)		13.8		12.5		(12.6)		6.7		(5.9)

Total		1.2		9.8		11.0		(6.2)		(1.4)		(7.6)
Total Interest Bearing Liabilities
Pesos		112.8		496.2		609.0		18.6		71.8		90.4
Dollars		(48.7)		190.7		142.0		(93.3)		(102.0)		(195.3)

Total	Ps.	64.1	Ps	.686.9	Ps.	751.0	Ps.	(74.7)	Ps.	(30.2)	Ps.	(104.9)

     In the table above, the Bank’s holdings of Bogar were not reclassified as government securities in 2003, being included under “Loans- Public Sector” in pesos.

Interest-Earning Assets—Net Yield on Interest-Earning Assets
     The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest earned, and illustrates the net yields and spreads obtained, for each of the periods indicated.

	Fiscal Year Ended December 31,
	2005		2004		2003

Total Average Interest-Earning Assets
Pesos	Ps	.15,287.2	Ps	.12,843.1	Ps	.12,130.3
Dollars		6,557.0		7,892.3		8,594.8

Total		21,844.2		20,735.4		20,725.1
Net Interest Earned (1)
Pesos		631.7		346.5		343.0
Dollars		(112.4)		(135.5)		(158.6)

Total		519.3		211.0		184.4
Net Yield on Interest-Earning Assets (2) (%)
Pesos		4.13		2.70		2.83
Dollars		(1.71)		(1.72)		(1.85)
Weighted-Average Yield		2.38		1.02		0.89
Interest Spread, Nominal Basis (3) (%)
Pesos		2.92		2.09		2.22
Dollars		(2.29)		(2.16)		(2.42)
Weighted-Average Yield		1.36		0.35		0.27
Credit Related Fees Included in Net Interest Earned
Pesos		26.4		20.7		15.7
Dollars		0.0		—		—
Total		26.4		20.7		15.7

(1)	Net interest earned corresponds to our net financial income plus:
–	Credit related fees (included in “Income from Services — In Relation to Lending Transactions” in the Income Statement)

–	Contributions to the deposit insurance system, and contributions and taxes on financial income included in the income statement line “Financial Expenses — Other,” minus:

–	Net income from corporate securities included under “Financial Income/Expenses- Interest Income and Holdings Gains/Losses from Government and Corporate Securities,” in the income statement, and

–	Differences in quotation of gold and foreign currency and premiums on foreign currency transactions, included in “Financial Income/Expenses — Other,” in the income statement.

(2)	Net interest earned, divided by average interest-earning assets.

(3)	Interest spread, nominal basis is the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing deposits.
Government and Corporate Securities
     The following table shows our holdings of government and corporate securities at the balance sheet dates, and the breakdown of the portfolio in accordance with the Argentine Central Bank classification system and by the securities’ currency of denomination.

	As of December 31,
	2005		2004

	(in millions of pesos)
Government Securities
Pesos
Trading	Ps	.14.6	Ps	.5.7
Investments		—		—
Available for Sale		—		—

	As of December 31,
	2005		2004

	(in millions of pesos)
Government Securities
Issued by the Argentine Central Bank		704.5		508.5
Without Quotation		4,591.1		3,621.7

Total Government Securities in Pesos	Ps	.5,310.2	Ps	.4,135.9
Dollars(1)
Trading		6.3		31.1
Investments		650.9		601.3
Without Quotation		—		749.7

Total Government Securities in Dollars	Ps.	657.2	Ps	.1,382.1

Total Government Securities	Ps	.5,967.4	Ps	.5,518.0
Corporate Equity Securities (Quoted)
Pesos		—		—
Dollars		—		—

Total Corporate Equity Securities		—		—

Total Government and Corporate Equity Securities	Ps	.5,967.4	Ps	.5,518.0
Mutual Funds		—		—
Corporate Debt Securities
Pesos	Ps.	3.9	Ps.	0.8
Dollars		0.5		15.3

Total Corporate Debt Securities	Ps.	4.4	Ps.	16.1

Total Government and Corporate Securities	Ps	.5,971.8	Ps	.5,534.1

     As of December 31, 2005, our portfolio of government securities amounted to Ps.5,967.4 million. Of such total, Ps.5,959.8 million corresponded to the Bank on a consolidated basis and Ps.7.6 million to Sudamericana. The Bank’s total mainly comprised:
(i)	under “In pesos – Without Quotation,” peso-denominated Bogar for Ps.3,823.3 million, peso-denominated Fiscal Credit Certificates for Ps.34.5 million and Discount Bonds in Pesos for Ps.733.3 million;

(ii)	under “In pesos – Issued by the Argentine Central Bank,” peso-denominated Lebac for Ps.702.0 million; and

(iii)	under “In dollars – Investments,” Boden 2012 for Ps.650.9 million (held for investment in the Argentine Central Bank classification system),
     All of these securities were recorded by the Bank in Argentina and, except for the Lebac, all of them were issued by the Argentine Government.
     As of December 31, 2005 and based on quoted market prices:
–	The market value of the Boden 2012 recorded as government securities held for investment (face value US$241.4 million) was Ps.577.5 million. This amount represents the Boden 2012 corresponding to the Compensatory Bond received by the Bank, net of the amounts transferred to Galicia Uruguay and used by the latter to settle the exchange offer made to its depositors in early 2004, the amounts used to settle the restructuring of the Bank’s foreign debt completed in May 2004 and the amounts sold under repurchase agreements (the latter being recorded under “Other Receivables from Financial Brokerage as explained below).

–	The total amount of compensation in Boden 2012 (Compensatory Bond and Hedge Bond) recorded in the Bank’s books was Ps.5,142.9 million (face value US$1,638.1 million). In addition to the Boden 2012 recorded as government securities held for investment, this total comprises the Boden 2012 to be acquired corresponding to the Hedge Bond, for Ps.4,155.0 million (recorded under “Other Receivables for Financial Intermediation”), and Boden 2012 sold under repurchase agreements, for Ps.337.3 million. The market value of the Bank’s position in such Boden 2012, as of December 31, 2005, was Ps.4,644.5 million. Of this amount, Ps.876.6 million corresponded to the Compensatory Bond (including interest accrued) and Ps.3,767.9 million corresponded to the Hedge Bond to be acquired, which amount includes the amortization and interest coupons accrued and not perceived.

–	The market value of the Bogar was Ps.3,366.8 million. It should be noted that all of the Bank’s Bogar have either been granted as collateral for the financial assistance from the Argentine Central Bank or assigned as collateral for the advance to be granted by the Argentine Central Bank to purchase the Hedge Bond.

–	The Bank’s holdings of Lebac were marked to market.

–	The market value of the Discount Bonds in pesos (and the GDP-Linked Units) was Ps.349.3 million.
     In March 2005, after a thorough analysis of the adjustments requested by the Argentine Central Bank and of the consequences of keeping undefined the final amount of Boden 2012 corresponding to the Bank as compensation for the asymmetric pesification, as established by Decree No.905/02 (Compensatory Bond and Hedge Bond), the Bank decided to accept the amount determined by the Argentine Central Bank. The total compensation to the Bank for the asymmetric pesification determined was US$2,178.0 million of face value of Boden 2012. The difference arising from the adjustments required by the Argentine Central Bank and accepted by the Bank was offset during 2005 against provisions previously established for such purpose. In November 2005, the Bank received Boden 2012 for a face value of US$236.9 million. Having received such bonds, the receipt by the Bank of the Boden 2012 corresponding to the Compensatory Bond (face value US$906.3 million) was completed. The balance of the Boden 2012 corresponding to the Hedge Bond (face value US$1,271.7 million) is recorded under “Other Receivables Resulting from Financial Brokerage – In Foreign Currency – Bonds to be Received form the National Government,” for Ps.4,155.0 million.
     To date, the settlement of the Hedge Bond, as well as the settlement of the advance for its acquisition and the acceptance by the Argentine Central Bank of the assets offered as collateral for such advance, are pending. In early 2006, a formal request was made to the Argentine Central Bank of the advance for the partial subscription of the Hedge Bond, for Ps.1,616.9 million, equivalent to US$1,154.9 million of face value of Boden 2012. The request of the advance for the difference (US$116.8 million of face value of Boden 2012) to reach the total amount of the Hedge Bond will be made in the future.
     The Bank has the option set in Decree No. 905/02 to either purchase the Hedge Bond with public-sector assets granted as collateral for the above mentioned advance or netting the assets granted as collateral for such advance against such liability. See “Main Regulatory Changes since 2002—Compensation to Financial Institutions—For the Asymmetric Pesification and its Consequences.”
     As of December 31, 2004, our portfolio of government securities amounted to Ps.5,518.0 million. Of such total, Ps.5,497.5 million corresponded to the Bank on a consolidated basis, Ps.17.6 million to Sudamericana, Ps.2.2 million to Grupo Galicia, and the remaining Ps.0.7 million to Galicia Warrants. The Bank’s total mainly comprised: (i) under “In pesos- Securities Without Quotation, ”peso-denominated Bogar for Ps.3,540.3 million and peso-denominated Fiscal Credit Certificates for Ps.78.2 million; (ii) under “In pesos – Issued by the Argentine Central Bank,” peso-denominated Lebac for Ps.496.5 million; (iii) under “In dollars- Securities Without Quotation,” dollar-denominated External Notes for Ps.749.7 million; and (iv) under “In dollars-Investments,” Boden 2012 for Ps.601.3 million (held for investment in the Argentine Central Bank classification system), all of them recorded by the Bank in Argentina and, except the Lebac, all of them issued by the Argentine Government.
Valuation
     In accordance with Argentine Central Bank rules, quoted government securities held-for-trading purposes are carried at their Argentine closing market quotation less estimated selling costs.

     Beginning on March 1, 2000, quoted government securities classified as investments began to be carried at their acquisition cost increased at the end of each service period by the corresponding coupon.
     Through its Communiqué “A” 3278, the Argentine Central Bank established that effective June 1, 2001, quoted government securities in investment accounts had to be valued at their acquisition cost increased by accruing their internal rate of return over the period elapsed since the date of inclusion of the securities in the investment account category. This was also applicable to the securities incorporated in investment accounts prior to June 1, 2001. In this case, the acquisition cost was established as their book value as of May 31, 2001, resulting from the previous valuation rules. The change in valuation rules was not meant to be retroactive nor should it generate any accounting adjustments. For government securities previously included in trading accounts, the cost value is their closing market value as of the day before their transfer to an investment account. In accordance with Argentine Central Bank rules, the carrying value of investment-account securities must be reduced at each month end for the positive difference between their book value and their market value increased by 20%.
     For the securities received by financial institutions as compensation for the effects of the asymmetric pesification under the provisions of Decrees No. 905/02 and No. 2167/02 carried at their face value (in the Bank’s case, Boden 2012), the reduction mentioned in the preceding paragraph for the difference between book value and market value increased by 20.0% is not applicable. However, on October 29, 2002, Argentine Central Bank Communiqué “A” 3785 restricted the distribution of cash dividends by establishing that banks should adjust their earnings to be distributed as cash dividends with the difference between the market value and the carrying value of these bonds.
     Argentine Central Bank Communiqué “A” 3857, dated January 7, 2003, established that financial institutions could record as investments, only those securities incorporated to their balance sheets through December 31, 2002. After that date, the value of any securities (except the Compensatory Bond and the Hedge Bond received and to be received according to applicable compensation rules or other compensation to be received) incorporated into a bank’s position will be marked-to-market.
     In accordance with Argentine Central Bank accounting rules, the Bank recorded the Boden 2012 already received and its right to acquire Boden 2012 in the future as assets having equal value to 100% of the face value of such Boden 2012. The “face value” of a financial instrument is the balance of principal outstanding plus accrued interest of such instrument, in accordance with the relevant contractual terms. The estimated market value of these assets is lower. As of June 22, 2006, the Boden 2012 were trading at approximately 93.5% of face value.
     As of December 31, 2005, the Tax Credit Certificates were subject to a payment default. The Tax Credit Certificates can be used for tax payments.
     By means of Communiqué “A” 3911, dated March 28, 2003, the Argentine Central Bank established a new method for the valuation of secured loans (Decree No.1387/01), government securities not subject to capital requirements to cover market risks (government securities without quotation), secured promissory notes or bonds (Bogar) issued by the FFDP (Decree No.1579/02), and other loans to the non-financial public sector, except for, among others, government securities accounted in investment accounts, the Compensatory Bond and the Hedge Bond and securities issued by the Argentine Central Bank (Lebac).
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
     Subsequently, Communiqué “A” 4084, dated January 30, 2004, introduced certain changes to the provisions set forth by Communiqué “A” 3911:

–	It excluded from valuation at present value those public-sector assets granted as collateral for advances from the Argentine Central Bank to purchase Boden (both for banks’ customers and held by banks) set forth in sections 10, 11 and 12 of Decree No.905/02. These assets may be recorded at the value determined by the Argentine Central Bank for their use as collateral;

–	It established the valuation method for past-due and unpaid public-sector assets. In this case, in order to calculate the present value thereof, the cash flow of the Bogar must be used; except if these assets are applied to the payment of taxes; and

–	It provided for the reversal of interest accrued on past-due and unpaid public-sector assets included in the exchange offer to restructure Argentina’s sovereign debt after December 31, 2001, if applicable.
     In addition, Communiqué “A” 4095, dated February 10, 2004, provided that adjustments resulting from the application of Communiqué “A” 4084 should be recorded as adjustments to prior fiscal years’ results.
     By means of Communiqué “A” 4163, published on July 2, 2004, and related rules, the Argentine Central Bank modified the schedule of discount rates applicable to determine the present value of the cash flows of public-sector assets. The main changes introduced were the following: (i) the reduction in discount rates, mainly in 2005; (ii) the monthly increase in the applicable discount rates, which under the previous regulation (Communiqué “A” 3911) increased at the beginning of semi-annual or annual periods, depending on the year; and (iii) the postponement of the date for the application of the “average market rate” as discount rate, from January 2008 to June 2008. The applicable discount rates are shown in the following table:

	January	February	March	April	May	June	July	August	Sept.	October	Nov.	Dec.

2003			3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00
2004	3.25	3.25	3.25	3.25	3.25	3.25	3.29	3.33	3.37	3.41	3.46	3.50
2005	3.54	3.58	3.62	3.66	3.71	3.75	3.79	3.83	3.87	3.91	3.96	4.00
2006	4.08	4.15	4.23	4.31	4.39	4.47	4.56	4.64	4.73	4.82	4.91	5.00
	5% +	5% +	5% +	5% +	5% +	5% +	5% +	5% +	5% +	5% +	5% +	5% +
2007	0.04xTMC	0.04xTMC	0.13xTMC	0.17xTMC	0.21xTMC	0.25xTMC	0.29xTMC	0.33xTMC	0.38xTMC	0.42xTMC	0.46xTMC	0.50xTMC
	5% +	5% +	5% +	5% +	5% +
2008	0.58xTMC	0.66xTMC	0.75xTMC	0.83xTMC	0.92xTMC	TM (as from June 2008)

Where:
TM = average market rate informed by the Argentine Central Bank based on the internal rates of return of National Government Securities with similar ”modified duration.”
TMC = average market rate corrected = TM – 5%.
     Bogar granted as collateral for the financial assistance from the Argentine Central Bank were valued pursuant to the guidelines established by Communiqué “A” 3911 as supplemented, i.e., at their present value calculated by using the increasing discount rate established by this rule; and Bogar to be granted as collateral for the advance to be received from the Argentine Central Bank for the purchase of the Hedge Bond were recorded at the value admitted by the Argentine Central Bank for assets used as collateral, which in the case of the Bogar is the face value. As of June 22, 2006, the Bogar were trading at approximately 75.4% of face value.
     With respect to the External Notes, on January 14, 2005, the Argentine Government launched an exchange offer to restructure Argentina’s defaulted foreign debt, including such External Notes. The exchange offer expired on February 25. During January 2005, the Bank opted to exchange its External Notes for “Peso-Denominated Discount Bonds” and “GDP-Linked Units,” in an offer not subject to proration, the terms and conditions of which were established by Decree No.1735/04. As a result, as of December 31, 2004, the External Notes were valued at the present value of the cash flow of the Bogar and past due interest accrued on such Notes after December 31, 2001, was reversed, as specified in section 1 v) and section 5 of Communiqué “A” 4084. This valuation resulted in a Ps.106 million reduction in the balance of the “Government Securities” account in 2004, partially compensated by the increase in the exchange rate. As of December 31, 2003, the External Notes were held for investment and carried at their face value.

          The chosen option implied receiving new debt instruments for a principal amount equal to 33.7% of the eligible debt, the latter being equal to the non-amortized principal amount as of December 31, 2001, plus unpaid past-due interest up to that date.
          As regards the registration of the new securities, in order to reduce the impact on bank balance sheets of participating in the exchange offer, the Argentine Central Bank, through Communiqué “A” 4270, allowed the aforementioned “Peso-denominated Discount Bonds” and the “GDP-Linked Units” to be recorded at the lowest of: (i) the carrying value of the old securities in accordance with the prevailing valuation rules (Communiqués “A” 4084 and complementary ones); and (ii) the total future nominal cash payments up to maturity specified by the terms and conditions of the new securities. The new securities were recorded at the carrying value of the old securities. This valuation will be reduced in the amount of the perceived service payments and accrued interest will not be recognized. As of June 22, 2006, the Discount Bonds were trading at approximately 87.1% of face value.
          Before Communiqué “A” 3911 became effective, unquoted government securities were carried at the lower of cost or net realizable value plus any applicable contractual adjustments for movements in price indices, or at their technical values, which are government-published schedules of value that increase over the term of the security.
          We also own, manage and trade a portfolio of corporate securities. Unquoted corporate debt securities are carried at cost plus their internal rate of return. Quoted corporate debt and equity securities are considered as held for trading and, therefore, are carried at market value.
Remaining Maturity and Weighted-Average Yield
          The following table analyzes the remaining maturity and weighted-average yield of our holdings of investment and trading government and corporate securities as of December 31, 2005. Our government securities portfolio yields do not contain any tax equivalency adjustments.

Maturity Yield
	Past Due/			Maturing			Maturing after 1 Year			Maturing after 5 Years			Maturing
	Callable			within 1 Year			but within 5 Years			but within 10 Years			after 10 Years
	Total Book		Book	Book			Book			Book			Book
	Value		Value	Value		Yield (1)	Value		Yield (1)	Value		Yield (1)	Value		Yield (1)
							(in millions of pesos)

Government Securities
Held for Trading and Brokerage Purposes (carried at market value)
Pesos	Ps.	14.6		Ps.	0.7	4.3%	Ps.	2.7	4.8%	Ps.	5.6	4.8%	Ps.	5.6	5.4%
Dollars		6.3			0.9	9.0%		3.6	9.0%		1.8	9.0%		—	—
Held for Investment (carried at amortized cost)
Pesos		—			—	—		—	—		—	—		—	—
Dollars		650.9			93.0	9.0%		371.9	9.0%		186.0	9.0%		—	—
Instrument Issued by Argentine Central Bank
Pesos		704.5			524.2	5.9%		180.3	10.2%		—	—		—	—
Dollars		—			—	—		—	—		—	—		—	—
Securities Without Quotation
Pesos		4,591.1			225.6	4.4%		844.3	4.8%		1,766.7	4.8%		1,754.5	5.4%
Dollars		—			—	—		—	—		—	—		—	—
Total Government Securities		5,967.4			844.4	5.8%		1,402.8	6.6%		1,960.1	5.2%		1,760.1	—
Corporate Debt Securities		4.4			3.3	11.5%		0.6	8.0%		—	—		0.5	10.4%
Mutual Funds		—			—	—		—	—		—	—		—	—
Total Portfolio	Ps.	5,971.8		Ps.	847.7	5.9%	Ps.	1,403.4	6.6%	Ps.	1,960.1	5.2%	Ps.	1,760.6	—

(1)	Effective yield based on December 31, 2005 quoted market values.

Government Securities — Net Position
          The following table shows our net position in government and corporate securities at the balance sheet date, and the breakdown of the portfolio in accordance with the Argentine Central Bank classification system and by the securities’ currency of denomination. The net position is defined as holdings plus forward purchases and spot purchases pending settlement, minus forward sales and spot sales pending settlement. As of December 31, 2005, our position in government securities amounted to Ps.6,041.0 million, and the difference between our holdings of government securities and our net position was mainly due to forward purchases of Boden 2012 in connection with repurchase agreements, for Ps.337.0 million, and to forward sales of Lebac, in connection with reverse repurchase agreements, for Ps.293.4 million.

	As of December 31, 2005
				Spot	Spot
		Forward	Forward	purchases	sales	Net
In millions of pesos	Holdings	Purchases	Sales	to be settled	to be settled	Position

Government Securities
Held for investment purposes
Pesos	—	—	—	—	—	—
Dollar	650.9	337.0	—	—	—	987.9
Held for trading purposes
Pesos	14.6	—	—	0.4	0.3	14.7
Dollar	6.3	—	—	1.6	1.4	6.5
Other (1)	—	—	—	—	—	0.9
Securities without Quotation
Pesos	4,591.1	—	—	—	—	4,591.1
Dollar	—	—	—	—	—	—
Instruments issued by the Argentine Central Bank
Pesos	704.5	—	293.4	—	—	411.1
Dollar	—	—	—	—	—	—
Other (1)	—	—	—	—	—	28.8

Total Government Securities	5,967.4	337.0	293.4	2.0	1.7	6,041.0

Corporate Equity Securities (Quoted)	4.4	—	—	—	—	4.4

Total Government and Corporate Securities	5,971.8	337.0	293.4	2.0	1.7	6,045.4

(1)	Delivered as collateral.
Loan Portfolio
The following table analyzes Banco Galicia’s loan portfolio by type of loan and total loans with guarantees. Total loans reflect the Bank’s loan portfolio including past due principal amounts.

	As of December 31,
	2005		2004		2003		2002		2001

	(in millions of pesos )				(in millions of February 28, 2003, constant pesos)

Principal and Interest
Non-Financial Public Sector	Ps.	5,187.5	Ps.	4,513.7	Ps.	4,277.7	Ps.	7,634.7	Ps.	8,669.7
Local Financial Sector		128.2		150.5		194.7		134.8		190.8
Non-Financial Private Sector and Residents Abroad (1)
Advances		223.6		199.8		219.1		227.0		811.1
Notes		1,836.9		1,099.2		1,280.1		1,544.3		3,888.9
Mortgage Loans		503.4		623.9		719.6		864.0		3,298.2
Pledge Loans		121.1		92.9		54.6		191.5		841.8
Personal Loans		258.0		58.2		55.2		120.0		583.4
Credit-Card Loans		1,732.1		1,105.4		818.8		585.0		1,875.3
Placements in Correspondent Banks		212.9		379.2		172.4		158.3		377.5

	As of December 31,
	2005		2004		2003		2002		2001

	(in millions of pesos )				(in millions of February 28, 2003, constant pesos)
Other Loans		599.8		393.9		325.7		251.4		196.0
Accrued Interest, Adjustment and Quotation Differences Receivable		146.8		414.4		523.1		608.5		392.1
Documented Interest		(14.7)		(5.3)		(2.5)		(10.8)		(55.1)

Total Non-Financial Private-Sector and Residents Abroad	Ps.	5,619.9	Ps.	4,361.6	Ps.	4,166.1	Ps.	4,539.2	Ps.	12,209.2

Total Gross Loans	Ps.	10,935.6	Ps.	9,025.8	Ps.	8,638.5	Ps.	12,308.7	Ps.	21,069.7
Allowance for Loan Losses		(427.9)		(632.6)		(1,177.3)		(1,681.8)		(1,050.3)

Total Loans	Ps.	10,507.7	Ps.	8,393.2	Ps.	7,461.2	Ps.	10,626.9	Ps.	20,019.4

Loans with Guarantees
With Preferred Guarantees (2) (3)	Ps.	838.5	Ps.	1,190.0	Ps.	1,228.8	Ps.	9,280.5	Ps.	13,389.8
Other Guarantees (3)		6,317.3		5,235.8		5,163.0		523.0		1,689.8

Total Loans with Guarantees	Ps.	7,155.8	Ps.	6,425.8	Ps.	6,391.8	Ps.	9,803.5	Ps.	15,079.6

(1)	Categories of above loans include:
–	Advances: short-term obligations drawn on by customers through overdrafts.

–	Notes: endorsed promissory notes, negotiable obligations and other promises to pay signed by one borrower or group of borrowers and factored loans.

–	Mortgage loans: loans granted to purchase or improve real estate and collateralized by such real estate and commercial loans secured by a real estate mortgage.

–	Pledge loans: loans secured by collateral (such as cars or machinery) other than real estate, where such collateral is an integral part of the loan documents.

–	Personal loans: loans to individuals.

–	Credit Cards Loans: loans granted through credit cards to credit card holders.

–	Placements in correspondent banks: short-term loans to other banks and short-term loans from Galicia Uruguay to major international banks outside of Uruguay.

–	Other loans: loans not included in other categories.

–	Documented interest-discount on notes and bills.

(2)	Preferred guarantees include mortgages on real estate property or pledges on movable property, such as cars or machinery, where the Bank has the priority right, endorsements of the Federal Office of the Secretary of Finance, pledges of Argentine Government Securities, or gold or cash collateral.

(3)	Pursuant to Argentine Central Bank Communiqué A 3918, beginning in April 2003, tax revenues shared by the National Government and the provinces ceased to be considered Preferred Guarantees.
          In 2005, the Bank’s loans to the non-financial private sector exceeded its loans to the non-financial public sector, while they had recorded similar amounts as of December 31, 2004 and December 31, 2003. The portfolio of loans to the non-financial private sector grew 21.3% in 2005 and 11.2% in 2004.
          The nominal and relative decrease of the portfolio of loans to the non-financial private sector in 2002 and 2003, as compared to pre-crisis periods, is mainly a consequence of: (i) their pesification at the Ps.1.0 per U.S. dollar parity (while principal of public-sector loans was adjusted by the CER); (ii) the exceptions provided for by the regulations in connection with the applicability of principal adjustment by the CER and to their adjustment mostly by the CVS, between September 2003 and March 2004, only, which meant that most loans to the private sector were not adjusted by an index (except for a short period); (iii) the payments and prepayments made by private-sector debtors; and (iv) the write offs made by the Bank. In addition, this decrease reflects the fact that while most loans to the private sector were not adjusted by an index after their pesification, the figures for periods prior to and including December 31, 2001 were restated by using the WPI variation. See “Presentation of Financial Information”.
          Regarding loans to the public sector, in November 2001, through Decree No. 1387/03, the Argentine Government offered to swap voluntarily debt instruments (bonds and loans) held by local investors representing an exposure to the Argentine national and provincial governments for secured loans. The Bank decided to swap all of its eligible portfolio of government securities and loans made to the national and provincial public sectors in exchange for secured loans. The swap of debt instruments originally representing an exposure to the national public sector was completed on November 6, 2001. Beginning in November 2001, the Bank recorded the Secured Loans to the Argentine National Government and those loans to the Argentine provinces tendered in the exchange (which swap was not completed until 2003) in accordance with the terms and conditions of the new Secured Loans. This swap reduced the yields of public-sector debt instruments and extended their maturity but did not modify their currency of denomination. After the Argentine currency was devaluated in January 2002, the Secured Loans were pesified and restructured into CER adjusted assets bearing a fixed interest rate ranging from 3.0% to 5.5% depending on their average life over adjusted principal.
          The swap of eligible debt instruments originally representing an exposure to the provinces was not completed until late 2003.
          For secured loans representing in origin an exposure to the provinces and other Argentine provincial government debt, Decree No. 1579/02 dated August 28, 2002, introduced an additional restructuring. The restructuring consisted of a voluntary exchange of Argentine provincial government debt for bonds (“Bogar”) or secured loans (promissory notes). These were debt instruments issued by the FFDP and secured by the Argentine National Government’s tax receipts shared with the Argentine provinces, with a 16-year term, a 2% fixed annual interest rate over CER adjusted principal and amortization in 156 monthly and consecutive installments beginning on March 4, 2005. The Bank tendered to this exchange all of its portfolio of loans to Argentine provincial governments and pursuant to the option provided by the abovementioned Decree, opted to exchange all of the Bogar to be received in the exchange for promissory notes. In 2003 the Bank received Bogar and recorded them as loans. Given that, the Bank decided not to make use of this option, the Bogar were recorded as government securities as of December 31, 2004 and, for comparison purposes, as of December 31, 2003, the Bogar were reclassified and recorded as government securities. This reclassification is the reason for the decrease in public-sector loans in fiscal year 2003 as compared to December 31, 2002.
          Loans by Type of Borrower
          The following table shows the breakdown of Banco Galicia’s total loan portfolio, by type of borrower at December 31, 2005, 2004, and 2003.

	As of December 31,
	2005			2004			2003
	Amount		% of Total	Amount		% of Total	Amount		% of Total
				(in millions of pesos )
Corporate	Ps.	1,412.9	12.92%	Ps.	1,271.9	14.09%	Ps.	1,820.4	21.07%
Middle-Market Companies		1,899.9	17.37		1,195.2	13.24		850.3	9.84

Commercial Loans		3,312.8	30.29		2,467.1	27.33		2,670.7	30.91
Individuals		2,091.6	19.13		1,512.6	16.76		1,324.7	15.33
Financial Sector (1)		343.7	3.14		532.4	5.90		357.4	4.14
Non-Financial Public Sector		5,187.5	47.44		4,513.7	50.01		4,277.7	49.52
Other Loans		—	—		—	—		8.0	0.10

Total (2)	Ps.	10,935.6	100.00%	Ps.	9,025.8	100.00%	Ps.	8,638.5	100.00%

(1)	Includes local and international financial sector. Financial Sector loans are primarily composed of interbank loans (call money loans), overnight deposit at international money center banks and loans to provincial banks.

(2)	Before the allowance for loan losses.

          Loans by Economic Activity
          The following table sets forth at the dates indicated an analysis of Banco Galicia’s loan portfolio according to the borrowers’ main economic activity. Figures include principal and interest.

	As of December 31,
	2005			2004			2003
	Amount		% of Total	Amount		% of Total	Amount		% of Total
							(in millions of February 28, 2003,
	(in millions of pesos, except percentages)						constant pesos, except percentages)
Financial Sector (1)	Ps.	343.7	3.14%	Ps.	532.4	5.90%	Ps.	357.4	4.14%
Services
Non-Financial Public Sector		5,187.5	47.44		4,513.7	50.01		4,277.7	49.52
Comunic., Transportation Health and Others		409.7	3.75		339.0	3.76		320.2	3.71
Electricity, Gas, Water Supply and Sewage Services		154.2	1.41		134.3	1.49		239.0	2.77
Other Financial Services		83.5	0.76		46.9	0.52		362.2	4.19

Total		5,834.9	53.36		5,033.9	55.78		5,199.1	60.19
Primary Products
Agriculture and Livestock		768.3	7.02		518.6	5.75		389.6	4.51
Fishing, Forestry and Mining		11.9	0.11		69.3	0.77		93.0	1.08

Total		780.2	7.13		587.9	6.52		482.6	5.59
Consumer		1,959.4	17.92		1,435.4	15.90		1,258.5	14.57
Retail Trade		435.8	3.99		287.7	3.19		278.5	3.22
Wholesale Trade		189.0	1.73		97.5	1.08		67.7	0.78
Construction		388.3	3.55		372.8	4.13		404.2	4.68
Manufacturing
Foodstuffs		386.0	3.53		233.9	2.59		166.7	1.93
Transportation Materials		68.3	0.62		41.2	0.46		18.6	0.22
Chemicals and Oil		24.8	0.23		124.6	1.38		109.5	1.27
Manufacturing Industries		492.0	4.50		229.7	2.54		235.0	2.71

Total		971.1	8.88		629.4	6.97		529.8	6.13
Other Loans (2)		33.2	0.30		48.8	0.53		60.7	0.70

Total (3)	Ps.	10,935.6	100.00%	Ps.	9,025.8	100.00%	Ps.	8,638.5	100.00%

(1)	Includes local and international financial sector. Financial Sector loans are primarily composed of interbank loans (call money loans), overnight deposit at international money center banks and loans to provincial banks.

(2)	”Other loans” is an Argentine Central Bank classification that primarily includes loans in judicial proceedings.

(3)	Before the allowance for loan losses.
          In the table above, those loans identified as consumer loans are classified as consumer loans for purposes of the Argentine Central Bank classification and provisioning system. All of the other loans represent commercial loans for the purpose of the Argentine Central Bank’s classification and provisioning system. See “—Argentine Central Bank’s Loan Classification and Loan Loss Provisions.”
          Maturity Composition of the Loan Portfolio
          The following table sets forth an analysis by type of loan and time remaining to maturity of Banco Galicia’s loan portfolio before deducting the allowance for loan losses as of December 31, 2005.

			After 1 Month but		After 6 Months but		After 1 Year but		After 3 Years but				Total at
	Within 1 Month		within 6 Months		within 12 Months		within 3 Years		within 5 Years		After 5 Years		December 31, 2005
	(in millions of pesos)

Non-Financial Public Sector (1)	Ps.	0.4	Ps.	3.0	Ps.	3.6	Ps.	103.2	Ps.	3,445.3	Ps.	1,632.0	Ps.	5,187.5
Financial Sector (1)		109.3		5.6		6.7		6.7		—		—		128.3
Private Sector and Residents Abroad		3,283.4		926.1		272.2		585.7		364.5		187.9		5,619.8
- Advances		174.3		48.3		0.5		0.5		—		—		223.6
- Promissory Notes		399.2		751.2		136.8		248.6		225.3		75.8		1,836.9
- Mortgage Loans		22.0		35.9		46.5		165.6		121.6		111.8		503.4
- Pledge Loans		14.3		16.2		23.6		62.7		4.2		0.1		121.1
- Personal Loans		14.4		72.6		63.8		100.6		6.6		—		258.0
- Credit-Card Loans		1,732.1		—		—		—		—		—		1,732.1
- Other Loans		795.0		1.9		1.0		7.7		6.8		0.2		812.6
- Accrued Interest and Quotation Differences Receivable (1)		146.8		—		—		—		—		—		146.8
- (Documented Interest)		(14.7)		—		—		—		—		—		(14.7)
Allowance for Loan Losses (2)		(427.9)		—		—		—		—		—		(427.9)

Total Loans, Net	Ps.	2,965.2	Ps.	934.7	Ps.	282.5	Ps.	695.6	Ps.	3,809.8	Ps.	1,819.9	Ps.	10,507.7

(1)	Interest and the CER adjustment were assigned to the first month.

(2)	Allowances were assigned to the first month as well as past due loans and loans in judicial proceedings.

          In the table above, consumer loans as classified by the Argentine Central Bank consist of personal loans, credit card loans, as well as certain portions of advances, mortgage loans and pledge loans.
          Interest Rate Sensitivity of Outstanding Loans as of December 31, 2005
          The following table presents the interest rate sensitivity of Banco Galicia’s outstanding loans as of December 31, 2005.

	(in millions of pesos)	As a % of Total Loans
Variable Rate (1)(2)
Pesos	6,198.2	71.90%
Dollars	547.0	6.35%

Total	6,745.2	78.25%
Fixed Rate (2)(3)
Pesos	1,356.1	15.73%
Dollars	519.0	6.02%

Total	1,875.1	21.75%
Past Due Loans
Pesos	239.3	2.78%
Dollars	7.9	0.09%

Total	247.2	2.87%

(1)	Includes overdraft loans.

(2)	Includes past due loans and excludes interest receivable, differences in quotations and the CER adjustment.

(3)	Includes short-term and long-term loans whose rates are determined at the beginning of the loans’ life.
Credit Review Process
          Credit risk is the potential for financial loss resulting from the failure of a borrower to honor its financial contractual obligations. Our credit risk arises mainly from Banco Galicia’s lending activities and from the fact that, in the normal course of its business, the Bank is a party to certain financial transactions with off-balance sheet risk, mainly commitments to extend credit and guarantees granted. See also Item 5. “Operating and Financial Review and Prospects—Item 5A. Operating Results—Off-Balance Sheet Arrangements.”
          The Bank’s credit approval and credit risk analysis is a centralized process based on the concept of “opposition of interests.” This is achieved through the existing division between the credit and the origination functions both in the retail and the wholesale businesses, thus enabling the Bank to achieve an ongoing and efficient control of asset quality, a proactive management of problem loans, aggressive write-offs of uncollectible loans, and an adequate loan loss provisioning. The process also includes credit-quality monitoring by borrower, as well as monitoring of problem loans and related losses. The process facilitates early detection of situations that could entail some degree of portfolio impairment and provides appropriate protection of the Bank’s assets.
          The Credit Division is in charge of defining, subject to the approval of the Board of Directors, the Bank’s credit risk policies and procedures, the continuous assessment of credit risk and the development of credit assessment models applied to risk products. It is also responsible for loan approval, classification of the loan portfolio and recovery of past due loans.
          To perform its tasks, the Credit Division is made up of the Corporate Credit Department, in charge of approving, supervising, classifying and provisioning the commercial and financial institutions’ loan portfolio, the Corporate Recovery Department in charge of the follow-up and recovery of the past due commercial portfolio, and the Retail Credit Department in charge of approving consumer loans as well as following up and recovering past due consumer loans.
          The Internal Audit Division is in charge of overseeing the classification of the loan portfolio, in accordance with the regulations established by the Argentine Central Bank.
          Retail Portfolio
          In the case of loans to individuals, the Bank assesses applications for different types of loans including credit card loans, current account loans, personal loans with or without guarantees, and mortgage loans.
          Applications for these products are assessed through computerized credit-scoring systems that take into account different variables to determine the customer’s profile and repayment capacity. Analysis of the information required from applicants and the credit approval or refusal decision is made in a centralized manner. Applicants previous credit performance, both at Banco Galicia or in the financial system as a whole, is verified through the information provided by Organización Veraz S.A., a company that provides credit information services.
          As regards, credit approval, the Retail Credit Department is responsible for approving loans to customers for amounts up to Ps.1 million. Loans exceeding such amount have to be approved by the Board of Directors Committee. The Retail Credit Department also defines and approves credit policies for the retail banking business, together with the originating sectors. The Retail Credit Department monitors the classification of the loan portfolio pursuant to the Argentine Central Bank regulations and the Bank’s internal policies. Accordingly to the rules in force, classification of the retail loan portfolio is based on the borrower’s performance.
          As regards the recovery of past-due loans, the Retail Credit Department manages individual past-due loans from the early stages until the portfolio returns to a normal status or the recovery procedures are abandoned in the case of loans deemed uncollectible. Recovery procedures throughout Argentina are carried out either directly or through third parties.
          When a consumer loan is more than three days past due, recovery procedures are undertaken through the Collection Center (a specialized area of the Bank’s Customer Contact Center), or through letters or visits to the borrower’s residence. A follow-up system that performs automated telephone calls is also used for loans in early stages of delinquency. For a better coverage of the locations in the provinces, the Retail Credit Department also coordinates actions with the Bank’s branch network staff. When these procedures are exhausted, recovery of these loans is turned to collection agencies hired by the Bank to handle recovery through litigation or out-of-court proceedings. The Retail Credit Department oversees the performance of these agencies.
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
          Commercial Portfolio
          Prior to the approval of a loan, the Bank performs an evaluation of the corporate borrower and its financial status. For credits above certain amounts, the Bank carries out a standard analysis of each credit line and of each corporate borrower. For credits below certain amounts, automated risk evaluation systems that provide financial and non-financial information on the borrower are used.
          The Bank’s information systems provide both financial and non-financial data about customers. They can also perform automated risk evaluations and financial-statements projections and have the capacity to generate automatic warnings when certain situations are verified that may indicate an increase in risk.
          The Bank bases the risk assessment on the following factors:

Qualitative analysis	assessment of the quality of the corporate borrower by the line officer to which the account has been assigned on the basis of personal knowledge.

Economic and financial risk	quantitative analysis of the borrower’s financial statements.

Economic sector risk	measurement of the general risk of the sector in which the borrower operates (based on statistical information gathered from internal and external sources).
          The primary responsibility of the Corporate Credit Department is to approve loans to corporate customers with a credit limit not exceeding Ps.3.5 million. In such process, the primary objective is to maintain high credit-quality standards, in accordance with the Bank’s policies and procedures. The Department also classifies the performing and non-performing commercial portfolios, in accordance with the Argentine Central Bank regulations and with the Bank’s own internal policies, and coordinates the Credit Division’s relations with the Argentine Central Bank, the independent auditors, and the rating agencies. Moreover, it reviews all those corporate customers whose total credit exceeds Ps.500,000 in accordance with a review schedule determined by the level of credit risk.
          The Corporate Recovery Department is responsible for monitoring and controlling past-due commercial portfolios and for recovery of the entire commercial portfolio. It establishes procedures, acts proactively, and designs action plans on a case-by-case basis to recover any amounts that exceed the credit limits that are assigned to the different corporate customers. This Department also oversees recovery of problem loans in the corporate portfolio, managing them efficiently and working to regularize the status of those customers that are most attractive to the Bank. Furthermore, this Department manages problem loans for which recovery is being settled through litigation or out-of-court agreements. This includes overseeing lawsuits carried out in various jurisdictions by outside law firms hired to handle these matters.
          The Corporate Banking and Middle-Market Banking Departments are responsible for the business relations with the Bank’s corporate customers as regards both the management of the various lines of business and credit origination.
          The Corporate Restructuring Department, that had been created in 2002 to restructure the debt of certain customers within the large corporations sector, was dissolved in 2004. This decision was taken upon the Bank’s restructuring during 2004 of a substantial portion of the portfolio managed by that Department.
          All credit extensions must be approved by an officer of the Credit Division. Approval of commercial credits is structured based on the credit limit assigned to each customer, as follows:
–	Under Ps.2.0 million: credit extensions are proposed by the business officers and must be approved by officers of the Corporate Credit Department in accordance with pre-established credit authority levels.

–	More than Ps.2.0 million and up to Ps.3.5 million: credit proposals are jointly approved by the manager of the Credit Division and the manager of the business department to which the account belongs.

–	Over Ps.3.5 million: credit extensions must be approved by the Board of Directors Committee, with the participation of: (i) one or more directors; (ii) the manager of the Credit Division; and (iii) the manager of the Wholesale Banking Division. The participation of the managers of the business departments depends on which of these departments manages de account subject to approval.
          The Bank’s information systems provide both financial and non-financial data about customers. They can also perform automated risk evaluations and financial-statements projections and have the capacity to generate automatic warnings about situations that may indicate an increase in risk.

          Policy for Requiring Collateral
          The credit review process of Banco Galicia is unaffected by the collateral underlying the loan. The Bank’s credit review process and the Argentine Central Bank’s loan classification system is based on a borrower’s capacity to repay or on the past due status of the loan rather than on the structure of the loan. However, once a loan is classified, the level of the reserve that should be made against the loan is determined by whether the loan is secured or unsecured.
          Although the procedures for assessing a borrower’s credit worthiness are unaffected by the collateral for the loan, Banco Galicia performs additional procedures to review the existence and valuation of the collateral on all major loans on an annual basis. For non-performing commercial loans, this review is performed every six months. Banco Galicia reviews the existence and valuation of collateral on consumer loans on a sample basis.
Argentine Central Bank’s Loan Classification and Loan Loss Provisions
          General
          Although the aggregate amount of credit operations conducted with companies, individuals or economic groups by the Bank, measured for each one of those customers, is limited by Argentine Central Bank rules, pursuant to Communiqué “A” 2140 and subsequent ones, the Bank applies significantly stricter parameters.
          Independently of its internal policies and procedures designed to minimize credit risk, the Bank complies with the applicable regulations of the Argentine Central Bank, which are summarized below.
          In 1994, the Argentine Central Bank introduced the current loan classification system and the corresponding minimum loan loss provision requirements, applicable to loans and other types of credit (together referred to as “loans” in this section) to private-sector borrowers.
          The current loan classification system is a bifurcated system, applying certain criteria to classify loans in a bank’s “consumer” portfolio, and another set of criteria to classify loans in its “commercial” portfolio. The classification system is independent of the currency in which the loan is denominated.
          The loan classification criteria applied to loans in the consumer portfolio are based on delinquency. For the purposes of the Argentine Central Bank, consumer loans are defined as residential mortgage loans, personal loans, pledge loans, credit-card loans and other types of installment credits to individuals. All other loans are considered as commercial loans. In addition, as permitted by the Argentine Central Bank, the Bank classified as consumer loans all commercial loans that are for an amount less than Ps.200,000 until April 2005, and all loans for an amount of less than Ps.500.000 since May 2005 (pursuant to Communiqué “A” 4310 of the Argentine Central Bank which increased this amount to Ps.500,000, effective May 2005), for purposes of applying the Argentine Central Bank’s provisioning requirements. As a result, the Bank classifies such loans based on the delinquency aging system rather than on the borrower’s ability to repay.
          The principal criterion of classification of loans in the commercial portfolio is each borrower’s ability to pay, as measured mainly by such borrower’s future cash flow. In the loan classification system, all customers of an economic group (all corporate and financial entities, both domestic and foreign, which are controlled, directly or indirectly, by a customer) are considered as one borrower. For example, if one or more loans in a group of loans to an economic group become classified, all loans to that group are reclassified in the most severe classification. Banks may opt to apply the consumer loan classification criteria to commercial loans of up to Ps.500,000. If a customer has both commercial and consumer loans, consumer loans will be added to commercial loans to determine eligibility for classification in the consumer portfolio. Loans backed with preferred guarantees will be considered at 50.0% of their nominal value.
          Regulations on loan classification allow financial institutions to classify commercial loans of up to Ps.500,000 (on May 1, 2005, through Communiqué “A” 4310, the Argentine Central Bank changed said limit from Ps.200,000 to Ps.500,000), by applying the same parameters described for the consumer portfolio, that is, automatically, according to the number of days the debt is past due. Pursuant to Communiqué “A” 3918 from the Argentine Central Bank, between March 31, 2003 and December 31, 2003, customers with a total debt in the whole financial system of up to Ps.5 million have been classified in the same manner as consumer loans. In order to determine the arrear, this rule established that one day was to be computed for each three days the loan had been past due in the period between December 1, 2001 and March 31, 2003. This treatment was also applied to the portfolio of commercial loans considered as “consumer loans” which, under the previous rules, was already automatically classified.
          In applying the Argentine Central Bank’s classification to commercial loans, banks must assess the following factors: management and operating history and present and projected financial situation of the borrower capability of the borrower’s internal information and control systems to provide accurate and timely financial information, as well as the general risk of the sector in which the borrower operates and the borrower’s relative position within that sector. In this analysis, special consideration must be given to the assessment of the customer’s exposure to currency risk.
          An evaluation team independent of banks’ loan origination sectors must carry out a periodic review of the commercial portfolio. The evaluation must be carried out on each borrower with outstanding credit equal to the lesser of the following amounts: Ps.1.0 million or 1% of a the Bank’s Computable Capital (regulatory capital or RPC, but, in all cases, this amount shall at least cover 20% of the total loan portfolio.
          The Argentine Central Bank requires that the larger the exposure is, the more frequent the review should be. Said review must be conducted every calendar quarter when credit exposure to that borrower is equal to or in excess of 5% of the Banks’ RPC on the last day of the month prior to the review, or every six months when exposure equals or exceeds the lesser of the following amounts: Ps.1.0 million or 1% of the Bank’s RPC on the last day prior to the review. In any case, at least 50% of the commercial portfolio must be reviewed by the end of each six months, and all other borrowers in the commercial portfolio must be reviewed during the Bank’s fiscal year, so that that the entire commercial portfolio is reviewed every fiscal year.
          Reviews must be reevaluated and documented in a borrower’s file upon a negative change in objective criteria such as an increase in days past due, filing for bankruptcy or protection from creditors, or a judicial proceeding initiated against a borrower. In addition, a reevaluation is triggered when, based on information made available by the Argentine Central Bank, any other financial institution holding at least 10.0% of a borrower’s total outstanding credit downgrades its classification of that borrower, or when an independent rating agency downgrades the rating it grants to a borrower’s debt securities.
          Only one level of discrepancy is permitted between the classification assigned by a bank assigns and the lowest classification assigned by at least two other banks whose combined credit to the borrower represents 20.0% or more of the total credit of the borrower considering all banks. If a bank’s classification differs by more than one level from the lowest of such classification, it must immediately downgrade its classification of the borrower to the same classification, or within one classification level. This mandatory reclassification was discontinued for commercial debtors (including those with debts of up to Ps.200,000 treated as consumer loans for the purposes of classification) pursuant to the provisions of the Argentine Central Bank’s Communiqué “A” 3918 for the period between March 31 and December 31, 2003. However, said mandatory reclassification started to be effective again in 2004, pursuant to the provisions of Communiqué “A” 4070.
          Argentine Central Bank Communiqué “A” 3418, issued on January 3, 2002, also allowed for increased flexibility of the rules for classification of borrowers for December 2001 and January 2002, by temporarily extending the late-payment period admitted for borrowers in categories 1 and 2 by 31 additional days, both for the commercial and consumer portfolios. On February 7, 2002, through its Communiqué “A” 3463, the Argentine Central Bank further extended the late-payment periods established by Communiqué “A” 3418 by 31 additional days. Subsequently, no additional extension was provided.
          With the purpose of facilitating customers access to credit after the 2001-2002 crisis, the Argentine Central Bank resolved, mainly through Communiqués “A” 4070 and “A” 4254, dated January 9, and December 2, 2004, respectively, to make some modifications that aimed at making the effects of said crisis neutral on customers’ classification. The most important modifications made were as follows:

-	the possibility to classify as normal, at the financial institutions’ option, those customers having reached a restructuring agreement, without repayment percentages being required, and having have enough cash flows to repay the new debt (this option will be effective until June 2006).

-	the reduction in the requirements for loan amortization necessary to improve the customer’s classification.

-	the possibility to provide customers with new financial assistance and classify as normal customers classified in a non-accrual status in the financial system, thereby restricting this financing assistance to pre-established percentages according to the worst situation a customer registers in the financial system.
     Loan Classification
     The following tables set forth the Argentine Central Bank’s six loan classifications corresponding to levels of risk. Banco Galicia’s total exposure to a private sector customer must be classified in the riskiest classification that corresponds to any part of such exposure.

Loan Classification	Description
(a) Commercial Portfolio

1. Normal	Borrower can easily service all financial obligations; shows strong cash flow, liquid current financial situation, adequate financial structure, punctual payment record, capable management, timely and precise available information and satisfactory internal controls. Borrower is determined to be in the top 50.0% of an industry that is performing well and has a good outlook.

2. With Special Follow-Up	Cash flow analysis indicates debt can be serviced, with the possibility that if not closely observed, future payment capacity could be impaired.

This category is divided into two subcategories:

(2.a). Under observation;

(2.b). Under negotiation or under agreements to refinance.

3. With Problems	Cash flow analysis evidences problems in normal servicing of existing debt, such that if the problems are not solved, they may result in some loss.

4. High Risk of Insolvency	Cash flow analysis demonstrates that full repayment of the borrower’s obligations is highly improbable.

5. Uncollectible	Debts in this category are considered total losses. Although these assets could have a possibility of recovery under certain future circumstances, lack of collectibility is evident as of the date of analysis. Includes loans to insolvent or bankrupt borrowers.

6. Uncollectible due to Technical Reasons	Loans to borrowers indicated by the Argentine Central Bank to be in arrears to any liquidated or bankrupt financial entity. Also includes loans to foreign banks and other financial institutions which are not:

(i) classified as “normal,”

(ii) subject to the supervision of the Argentine Central Bank or other similar authority of the country of origin, and

Loan Classification	Description
(iii) classified as “investment grade” by any of the rating agencies admitted to the Argentine Central Bank pursuant to Communiqué “A” 2729.

(b) Consumer Portfolio

1. Normal Performance	Current Loans and Loans that are up to 31 days past due on principal and/or interest, including loans that are current.

2. Inadequate Performance	Debt payment is occasionally delinquent, with arrears from 32 to 90 days.

3. Deficient Performance	Debt is in arrears at least 91 days and up to 180 days.

4. Difficult Collection	Judicial proceedings demanding payment have been initiated against the borrower, or the borrower is delinquent with arrears greater than 180 days and up to one year past due.

5. Uncollectible	Loans to insolvent or bankrupt borrowers, or borrowers subject to judicial proceedings, with little or no possibility of collection, or in arrears in excess of one year.

6. Uncollectible due to Technical Reasons	Loans to borrowers who fall within the conditions described above under Commercial Portfolio—Uncollectible due to Technical Reasons.
     Loan Loss Provision Requirements
     Allocated Provisions
     The minimum loan loss provisions required by the Argentine Central Bank relate to the above loan classification and are described in the following table, where the percentages are applicable to the borrower’s total credit outstanding, including contingencies.

	With
	Self-	With	Without
	Liquidating	Other	Preferred
	Preferred	Preferred	Guarantees
Loan Classification	Guarantees	Guarantees	or Security
“With Special Follow Up” and “Inadequate Performance”
“Inadequate Performance — Under Observation”	1.0%	3.0%	5.0%
“Inadequate Performance — Under Negotiation or Agreement to Refinance”	1.0	6.0	12.0
“With Problems” and “Deficient Performance”	1.0%	12.0%	25.0%
“High Risk of Insolvency” and “Difficult Collection”	1.0	25.0	50.0
“Uncollectible”	1.0	50.0	100.0
“Uncollectible Due to Technical Reasons”	100.0	100.0	100.0
     Banks are required to cease the accrual of interest or to establish provisions of 100.0% of the interest accrued on loans to borrowers classified as “with problems,” “deficient performance” or under higher risk categories.
     Pursuant to Argentine Central Bank regulation, these minimum provisions are not required for interbank financial transactions of less than thirty days, or loans to Argentine provincial governments or to financial institutions majority-owned by the Argentine national, provincial or city governments with governmental guarantees.

     General Provisions
     In addition to the specific loan loss allowances described above, the Argentine Central Bank established in November 1992 a mandatory general allowance requirement of 1.0% for all loans in its “normal” and “normal performance” categories. This general allowance is not required for interbank financial transactions of less than thirty days, or loans to the non-financial public sector or to financial institutions majority-owned by the Argentine national, provincial or city governments with governmental guarantees. This general allowance is determined based on the Bank’s judgment of the entire loan portfolio risk at each reporting period.
     As of December 31, 2005, December 31, 2004, and December 31, 2003, the Bank maintained a general loan loss allowance of Ps.175.1 million, Ps.191 million, and Ps.313.6 million, respectively, which exceeded by Ps.130.3 million, Ps.161.8 million, and Ps.293.0 million, respectively, the 1.0% minimum general allowance required by the Argentine Central Bank. The decreases compared to prior years were due to the charge offs made and to the improvement of the loan portfolio quality, related to a large extent to the progress in the restructuring of commercial loans. An excess over the minimum requirement was maintained at each date, in connection with commercial loans under a restructuring process.
Classification of the Loan Portfolio based on Argentine Central Bank Regulations
     The following tables set forth the amounts of Banco Galicia’s loans past due and the amounts not yet due of the loan portfolio, applying the Argentine Central Bank’s loan classification criteria in effect at the dates indicated below.
     For December 31, 2001, the Bank applied the 30-day flexibility for the classification of borrowers in categories 1 and 2, which was allowed by Argentine Central Bank Communiqué “A” 3418, only to the classification of the portfolio that is automatically classified according to the delinquency aging system (consumer loans and all commercial loans for an amount of less than Ps.200,000). Commercial loans continued to be classified according to the borrower’s ability to repay. Beginning in March 2002, this criterion was no longer applicable. As a consequence, the classification of consumer loans in the categories 1, 2, and 3 of the classification of the loan portfolio as of December 31, 2001 followed a different criterion than in previous and subsequent periods.
     As of December 31, 2005, loans classified as category “2.b” pursuant to the Argentine Central Bank’s classification, which correspond to loans under a restructuring process but that do not constitute non-performing portfolios, amounted to Ps.19.3 million, with a 84.6% decrease from Ps.125.6 million as of December 31, 2004. The amount at the end of 2004 was 40.9% lower than the Ps.212.6 million recorded at the end of fiscal year 2003. This portfolio consists of commercial loans only.

	As of December 31, 2005
	Amounts Not Yet Due(1)			Amounts Past Due			Total Loans
	(in millions of pesos, except percentages)
Loan Portfolio Classification
Normal and Normal Performance	Ps.	10,168.8	95.22%		—	—	Ps.	10,168.8	92.99%
With Special Follow—up and Inadequate Performance		384.4	3.60		—	—		384.4	3.51
With Problems and Deficient Performance		120.4	1.13		206.9	80.82		327.3	2.99
High Risk of Insolvency and Difficult Collection.		6.0	0.05		23.0	8.98		29.0	0.27
Uncollectible		—	—		22.8	8.91		22.8	0.21
Uncollectible Due to Technical Reasons		—	—		3.3	1.29		3.3	0.03

Total	Ps.	10,679.6	100.00%	Ps.	256.0	100.00%	Ps.	10,935.6	100.00%

	As of December 31, 2004
	Amounts Not Yet Due(1)			Amounts Past Due			Total Loans
	(in millions of pesos, except percentages)
Loan Portfolio Classification
Normal and Normal Performance	Ps.	7,764.4	90.53%		—	—	Ps.	7,764.4	86.02%
With Special Follow—up and Inadequate Performance		562.5	6.56		—	—		562.5	6.23
With Problems and Deficient Performance		197.1	2.30	Ps.	251.7	56.06%		448.8	4.97
High Risk of Insolvency and Difficult Collection		52.8	0.61		105.8	23.56		158.6	1.76
Uncollectible		—	—		85.5	19.04		85.5	0.95
Uncollectible Due to Technical Reasons		—	—		6.0	1.34		6.0	0.07

Total	Ps.	8,576.8	100.00%	Ps.	449.0	100.00%	Ps.	9,025.8	100.00%

	As of December 31, 2003
	Amounts Not Yet Due(1)			Amounts Past Due			Total Loans
	(in millions of pesos, except percentages)
Loan Portfolio Classification
Normal and Normal Performance	Ps.	6,531.3	85.63%		—	—	Ps.	6,531.3	75.61%
With Special Follow—up and Inadequate Performance		807.9	10.59		—	—		807.9	9.35
With Problems and Deficient Performance		237.9	3.12	Ps.	426.5	42.19%		664.4	7.69
High Risk of Insolvency and Difficult Collection		50.4	0.66		245.4	24.27		295.8	3.42
Uncollectible		—	—		324.9	32.14		324.9	3.76
Uncollectible Due to Technical Reasons		—	—		14.2	1.40		14.2	0.17

Total	Ps.	7,627.5	100.00%	Ps.	1,011.0	100.00%	Ps.	8,638.5	100.00%

	As of December 31, 2002
	Amounts Not Yet Due(1)			Amounts Past Due			Total Loans
	(in millions of February 28, 2003 constant pesos, except percentages)
Loan Portfolio Classification
Normal and Normal Performance	Ps.	9,758.0	88.02%		—	—	Ps.	9,758.0	79.28%
With Special Follow—up and Inadequate Performance		940.5	8.48		—	—		940.5	7.64
With Problems and Deficient Performance		321.5	2.90		556.3	45.50%		877.8	7.13
High Risk of Insolvency and Difficult Collection		66.1	0.60		453.4	37.09		519.5	4.22
Uncollectible		—	—		198.2	16.21		198.2	1.61
Uncollectible Due to Technical Reasons		—	—		14.7	1.20		14.7	0.12

Total	Ps.	11,086.1	100.00%	Ps.	1,222.6	100.00%	Ps.	12,308.7	100.00%

	As of December 31, 2001
	Amounts Not Yet Due(1)			Amounts Past Due			Total Loans
	(in millions of February 28, 2003 constant pesos, except percentages)
Loan Portfolio Classification
Normal and Normal Performance	Ps.	19,287.1	96.32%		—	—	Ps.	19,287.1	91.54%
With Special Follow—up and Inadequate Performance		362.0	1.81		—	—		362.0	1.72
With Problems and Deficient Performance		198.9	0.99	Ps.	157.4	15.05%		356.3	1.69
High Risk of Insolvency and Difficult Collection		175.8	0.88		624.7	59.73		800.5	3.80
Uncollectible		—	—		217.5	20.79		217.5	1.03
Uncollectible Due to Technical Reasons		—	—		46.3	4.43		46.3	0.22

Total	Ps.	20,023.8	100.00%	Ps.	1,045.9	100.00%	Ps.	21,069.7	100.00%

(1)	Amounts not yet due represent the portion of a loan that has not yet become due, such as the future installments of a consumer loan.
Analysis of Amounts Past Due and Non-Accrual Loans
The following table analyzes amounts past due 90 days or more in Banco Galicia’s loan portfolio, by type of loan and by type of guarantee at the dates indicated, as well as the Bank’s non-accrual loan portfolio, by type of guarantee, the Bank’s allowance for loan losses and its main asset quality ratios at the dates indicated.

	As of December 31,
	2005		2004		2003		2002		2001
							(in millions of February 28, 2003,
	(in millions of pesos, except ratios)						constant pesos, except ratios)
Total Loans (1)	Ps.	10,935.6	Ps.	9,025.8	Ps.	8,638.5	Ps.	12,308.7	Ps.	21,069.7
Non—Accrual Loans (2)
With Preferred Guarantees		58.4		383.7		496.5		610.8		578.4
With Other Guarantees		6.5		67.4		275.8		282.9		198.5
Without Guarantees		317.5		247.8		527.0		716.5		643.7

Total Non—Accrual Loans (2)	Ps.	382.4	Ps.	698.9	Ps.	1,299.3	Ps.	1,610.2	Ps.	1,420.6
Past Due Loan Portfolio
Non—Financial Public Sector		—		—		—		—		—
Local Financial Sector		—		—		—		—		—
Non-Financial Private Sector and Residents Abroad
Advances		14.1		29.9		93.9		64.9		79.8
Notes		191.6		253.1		528.2		741.0		307.6
Mortgage Loans		14.6		115.1		211.7		217.2		313.6
Pledge Loans		0.5		4.2		28.3		35.7		74.0
Personal Loans		0.8		4.2		110.2		58.6		94.5
Credit—Card Loans		33.4		24.9		30.6		100.4		174.5
Placements with Correspondent Banks		—		—		—		—		—
Other Loans		1.0		17.6		8.1		4.8		1.9

Total Past Due Loans	Ps.	256.0	Ps.	449.0	Ps.	1,011.0	Ps.	1,222.6	Ps.	1,045.9
Past Due Loans
With Preferred Guarantees		16.1		308.0		415.7		449.3		388.3
With Other Guarantees		4.9		11.4		235.6		172.5		76.1
Without Guarantees		235.0		129.6		359.7		600.8		581.5

Total Past Due Loans	Ps.	256.0	Ps.	449.0	Ps.	1,011.0	Ps.	1,222.6	Ps.	1,045.9
Allowance for Loan Losses	Ps.	427.9	Ps.	632.6	Ps.	1,177.3	Ps.	1,681.8	Ps.	1,050.3
Ratios (%)
As a % of Total Loans:
— Total Past Due Loans		2.34		4.97		11.70		9.93		4.96
— Past Due Loans with Preferred Guarantees		0.15		3.40		4.81		3.65		1.84
— Past Due Loans with Other Guarantees		0.04		0.13		2.73		1.40		0.36
— Past Due Unsecured Amounts		2.15		1.44		4.16		4.88		2.76
— Non—Accrual Loans (2)		3.50		7.74		15.04		13.08		6.74
— Non—Accrual Loans (2) (Excluding Interbank Loans)		3.57		8.10		15.35		13.25		6.87
Allowance for Loan Losses as a % of:
— Total Loans		3.91		7.01		13.63		13.66		4.98
— Total Loans Excluding Interbank Loans		4.00		7.33		13.91		13.84		5.08
— Total Non-Accrual Loans (2)		111.90		90.51		90.61		104.45		73.93
Non—Accrual Loans with Guarantees as a Percentage of Non-Accrual Loans (2)		16.97		64.54		59.44		55.50		54.69
Non—Accrual Loans as a Percentage of Total Past Due Loans		149.38		155.66		128.52		131.70		135.83

(1)	Before the allowance for loan losses.

(2)	Non-Accrual loans are defined as those loans in the categories of: (a) consumer portfolio: defective fulfillment, difficulty in recovery, uncollectible and uncollectible due to technical reasons; (b) commercial portfolio: with problems, high risk of insolvency, uncollectible and uncollectible due to technical reasons.
     As a result of the Argentine economic situation in 2002 and of the measures taken by the Argentine Government that modified the terms and conditions of the Bank’s private-sector loan portfolio, substantially all of the Bank’s loan portfolio underwent a restructuring process beginning in 2002. Significant progress was made in this process during 2003, 2004 and 2005, with this process having been substantially completed in 2005. See “—Main Regulatory Changes since 2002—Loans to the Private Sector and Asymmetric Indexation.”

     Under Argentine Central Bank rules, banks are required to cease the accrual of interest or to establish provisions of 100.0% of the interest accrued on all loans pertaining to the non-accrual loan portfolio, that is, all loans to borrowers in the categories of:
•	in the consumer portfolio: defective fulfillment, difficulty in recovery, uncollectible and uncollectible due to technical reasons.

•	in the commercial portfolio: with problems, high risk of insolvency, uncollectible and uncollectible due to technical reasons.
     The table below shows the interest income that would have been recorded on non-accrual loans on which the accrual of interest was discontinued and the recoveries of interest on loans classified as non-accrual on which the accrual of interest had been discontinued:

	As of December 31,
	2005	2004	2003	2002	2001
		(in millions of pesos)
Interest Income that would have been recorded on non-accrual loans on which the accrual of interest was discontinued	45.9	32.5	39.9	40.4	119.6

Recoveries of interest on loans classified as non-accrual on which the accrual of interest had been discontinued (1)	2.3	1.6	2.0	2.0	6.0

(1)	Recorded under “Miscellaneous Income.”
     In 2005, 2004 and 2003, the improvement in the overall Argentine economy, the progress made by the Bank in the restructuring of its commercial portfolio and the significant charge offs made generated an improvement in the quality of the Bank’s loan portfolio. In addition, in 2005 the Bank sold Ps.200.4 million of on-balance sheet non-accrual loans to the BG Financial Trust. See note 34 to our financial statement.
     At the end of fiscal years 2005, 2004 and 2003, the Bank’s non-accrual loan portfolio represented 6.78%, 15.93% and 31.19%, respectively, of its total private-sector loan portfolio, as compared to 35.47% at the end of 2002. As of December 31, 2003, the non-accrual portfolio as a percentage of total loans was 15.04%, compared to 13.08% at the end of fiscal year 2002. This increase was due to the reclassification of Bogar as government securities for 2003, while at the end of 2002 they were recorded under loans (see ––“Government and Corporate Securities”). If such reclassification is not considered, the Bank’s non-accrual to total loans ratio as of December 31, 2003, was 10.73% substantially lower than the 13.08% ratio at the end of 2002.
     As a result of the significant worsening throughout 2001 of Argentina’s overall economic situation, which turned into an unprecedented political and economic crisis at the end of 2001, which disrupted Argentina’s financial system and real economy, the quality of the Bank’s loan portfolio deteriorated significantly. Also, the quality of the Bank’s loan portfolio had been deteriorating since 2000 as a result of the recession that Argentina was undergoing at the time, which had begun in the second half of 1998.
     Coverage of the Bank’s non-accrual portfolio with allowances reached 111.90%, 90.51% and 90.61% at the end of fiscal years 2005, 2004 and 2003, respectively and allowances as a percentage of total loans amounted to 3.91%, 7.01% and 13.63%, respectively. This high coverage was due to the significant allowances set up in 2002, when the Bank made a substantial effort to increase its allowances for loan losses and the coverage with allowances for loan losses of its non-accrual loan portfolio, which had increased significantly as a result of the crisis. In addition, the increase in 2005 was also due to the above-mentioned sale of on-balance sheet non-accrual loans to the BG Financial Trust.
     Coverage with allowances for loan losses of the non-accrual loan portfolio plus loans classified as category “2.b” pursuant to the Argentine Central Bank’s classification (amounting to Ps.19.3, Ps.125.6 million and 212.6 million as of December 31, 2005, December 31, 2004 and December 31, 2003) was 107.08%, 76.73% and 77.87% at the end of fiscal years 2005, 2004 and 2003, respectively.

Analysis of the Allowance for Loan Losses
     The following table presents an analysis of the Bank’s allowance for loan losses at the dates indicated. Certain loans are charged off directly to the income statement and, therefore, are not reflected in the allowance.

	Fiscal Year Ended
	December 31,
	2005		2004		2003		2002		2001
							(in millions of February 28, 2003,
	(in millions of pesos, except ratios)						constant pesos, except ratios)
Total Loans, Average (1)	Ps.	9,746.9	Ps.	11,137.9	Ps.	11,556.7	Ps.	15,262.4	Ps.	20,002.3
Allowance for Loan Losses at Beginning of Period(4)		632.6		1,177.3		1,681.8		1,050.3		596.0
Changes in the Allowance for Loan Losses during the Period(4)
Provisions Charged to Income		61.1		179.3		217.1		1,599.5		922.0
Prior Allowances Reversed		(96.2)		(210.3)		(402.1)		—		(2.0)
Charge—Offs (A)		(174.5)		(521.3)		(267.3)		(305.7)		(465.7)
Inflation and Foreign Exhchange Effect and Other Adjustments		4.9		7.6		(52.2)		(662.3)		—

Allowance for Loan Losses at End of Period	Ps.	427.9	Ps.	632.6	Ps.	1,177.3	Ps.	1,681.8	Ps.	1,050.3
Charge to the Income Statement during the Period Provisions Charged to Income(4)		61.1		179.3		217.1		1,599.5		922.0
Direct Charge—Offs, Net of Recoveries (B)		(28.9)		(101.6)		(38.6)		(17.2)		(25.8)
Recoveries of Provisions		(96.2)		(210.3)		(402.1)		—		(2.0)

Net Charge (Benefit) to the Income Statement	Ps.	(64.0)	Ps.	(132.6)	Ps.	(223.6)	Ps.	1,582.3	Ps.	894.2
Ratios (%)
Charge—Offs (A+B) to Average Loans (2)		1.49		3.77%		1.98%		1.89%		2.20%
Net Charge to the Income Statement to Average
Loans (3)		(0.66)		(1.19)		(1.93)		10.37		4.47

(1)	Before the allowance for loan losses.

(2)	Charge-offs plus direct charge-offs minus bad debts recovered.

(3)	Income statement charges consist of net provisions plus net direct charge-offs (direct charge-offs minus bad debts recovered)

(4)	Includes quotation difference for Galicia Uruguay and Cayman Branch.
     The lower loan loss allowance reported at the end of fiscal years 2005, 2004 and 2003, as compared to the prior fiscal years, respectively, mainly reflects the reduced overall risk faced by the Bank in connection with its loan portfolio as a result of the credit quality improvement that accompanied the improvement in the overall Argentine economic environment, the charge offs made by the Bank during these years, and the progress made by the Bank in the restructuring of its loan portfolio.
     The increase in the allowance for loan losses as of December 31, 2002, when compared to December 31, 2001, reflects the continuous worsening of the economic conditions in Argentina between late 1998 and mid 2002, which caused a significant deterioration of credit quality. This increase can also be attributed to the increase in the unallocated reserve (to Ps.822.3 million as of year end), which was due to the judgment that the consequences of the 2001-2002 crisis on the loan portfolio had not unfolded completely at the balance sheet date, and that the risk that loans that were impaired had not been identified as of such date was still high.
     In 2005, 2004 and 2003, the net effect on the income statement (provisions and direct charges related to the loan portfolio net of loan loss provisions reversed and loan recoveries) was a benefit of Ps.64 million, Ps.132.6 million and Ps.223.6 million, respectively, representing 0.66%, 1.19% and 1.93% of the average loan balance for the fiscal year, respectively. In 2005, this gain was the consequence of a Ps.96.2 million reversal of loan loss provisions, and of net loan recoveries for Ps.28.9 million. In 2004, this gain was the consequence of a Ps.210.3 million reversal of loan loss provisions, and of net loan recoveries for Ps.110.1 million, which include Ps.39.5 million from the sale of a portfolio of off-balance sheet loans. In 2003, this gain was mainly the consequence of the Ps.402.1 million reversal of allowances.

     The net charge to the income statement as a percentage of average loans was 10.37% in fiscal year 2002 and 4.47% during fiscal year 2001. This reflects the fact that the Bank assigned an increased portion of its income, both to charge offs and to provide for a higher coverage of the non-accrual portfolio with allowances, when the quality of such portfolio deteriorated.
Allocation of the Allowance for Loan Losses
     The following table presents the allocation of the Bank’s allowance for loan losses among the various loan categories and shows such allowances as a percentage of the Bank’s total loan portfolio before deducting the allowance for loan losses, in each case for the periods indicated. The table also shows each loan category as a percentage of the Bank’s total loan portfolio before deducting the allowance for loan losses at the dates indicated.

	As of December 31,
	2005				2004				2003
				Loan				Loan				Loan
				Category			% of	Category			% of	Category
	Amount		% of Loans	%	Amount		Loans	%	Amount		Loans	%
	(in millions of pesos, except percentages)
Non—Financial Public Sector		—	—	47.44%		—	—	50.01%		—	—	49.51%
Local Financial Sector		—	—	1.17		—	—	1.67		—	—	2.25
Non—Financial Private Sector and Residents Abroad
Advances	Ps.	12.3	0.11%	2.04%	Ps.	22.7	0.25%	2.21	Ps.	78.8	0.91%	2.54
Notes		186.4	1.70	16.80		270.9	3.00	12.18		441.9	5.12	14.82
Mortgage Loans		21.6	0.20	4.60		97.6	1.08	6.91		142.6	1.65	8.33
Pledge Loans		0.5	—	1.11		3.5	0.04	1.03		22.7	0.27	0.63
Personal Loans		0.9	0.01	2.36		4.0	0.04	0.64		157.6	1.82	0.64
Credit—Card Loans		14.0	0.13	15.84		10.8	0.12	12.25		14.5	0.17	9.48
Placements in Correspondent Banks		—	—	1.95		—	—	4.20		—	—	2.00
Other		17.1	0.16	6.69		32.1	0.36	8.90		5.6	0.06	9.80
Unallocated (1)		175.1	1.60	—		191.0	2.12	—		313.6	3.63	—

Total	Ps.	427.9	3.91%	100.00%	Ps.	632.6	7.01%	100.00%	Ps.	1,177.3	13.63%	100.00%

	As of December 31,
	2002				2001
	Amount		% of Loans	Loan Category %	Amount		% of Loans	Loan Category %
			(in millions of February 28, 2003, constant pesos, except percentages)
Non—Financial Public Sector		—	—	62.03%		—	—	41.15%
Local Financial Sector		—	—	1.09		—	—	0.91
Non—Financial Private Sector and Residents Abroad
Advances	Ps.	40.1	0.33%	1.84	Ps.	46.1	0.22%	3.85
Notes		569.0	4.62	12.55		219.2	1.04	18.46
Mortgage Loans		122.1	0.99	7.02		154.5	0.73	15.65
Pledge Loans		24.3	0.20	1.56		33.5	0.16	4.00
Personal Loans		48.4	0.39	0.97		64.8	0.31	2.77
Credit—Card Loans		55.6	0.45	4.75		83.7	0.40	8.90
Placements in Correspondent Banks		—	—	1.29		—	—	1.79
Other		—	—	6.90		3.7	0.02	2.52
Unallocated (1)		822.3	6.68	—		444.8	2.10	—

Total	Ps.	1,681.8	13.66%	100.00%	Ps.	1,050.3	4.98%	100.00%

(1)	The unallocated reserve consists of the allowances established on the portfolio classified in the “normal” and “normal performance” categories and includes additional reserves in excess of Argentine Central Bank minimum requirements.

Charge-Offs
     The following table sets forth the allocation of the main charge-offs made by the Bank during the years ended December 31, 2005, 2004 and 2003.

	Fiscal Year Ended
	December 31,
	2005		2004		2003
	(in millions of pesos)
Charge—offs by Type
Advances	Ps.	12.5	Ps.	20.0	Ps.	31.3
Notes
Promissory Notes		47.7		331.3		65.0
Discounted and Purchased Bills		2.9		—		—
Documentary Credits		—		—		—
Mortgage Loans		57.6		60.5		34.4
Pledge Loans		3.5		20.4		18.8
Personal Loans		1.1		12.5		36.9
Credit—Card Loans
Banco Galicia		8.8		5.5		27.9
Regional Credit—Card Companies		22.0		9.3		52.9
Other Loans		18.4		61.8		0.1
Total	Ps.	174.5	Ps.	521.3	Ps.	267.3

     During fiscal year 2005, the overall level of charge offs decreased to Ps.174.5 million from Ps.521.3 million reported for the prior fiscal year, due to lower charge offs related to loans granted by the Bank on a non-consolidated basis. This decrease was in turn due to the significant charge-offs made in 2004, the good performance of the loan portfolio given the favorable overall economic conditions, and the fact that growth in the Bank’s loan portfolio is recent. The amount of charge offs related to loans granted by the Bank is mainly explained by the Ps.109 million write off of provisions established on the loan portfolio transferred to the BG Financial Trust, which was transferred at its net book value. For more information, please see note 34 to our financial statements. The increase in the charge offs related to the loans granted by the regional credit-card companies is attributable to such loan portfolio aging.
     During fiscal year 2004, the overall level of charge offs increased from the level reported for the prior fiscal year, as a result of the Bank’s decision to charge off all loans to customers with loans under a restructuring process in which negotiations had reached a stagnating point or no agreement was deemed possible.
Foreign Outstandings
     Cross-border or foreign outstandings for a particular country are defined as the sum of all claims on third parties domiciled in that country and comprise loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets that are denominated in dollars or other non-local currency.
     As of December 31, 2005, we had the following foreign outstandings representing 0.75% or more of our total assets:
-	a Ps.349.5 million claim against a United Kingdom financial institution (1.36% of our total assets), of which Ps.347.8 represented the right to receive Boden 2012 in connection with agreements to repurchase such bonds entered into with such bank; and

-	Ps.238.6 million of placements with United States financial institutions (0.93% of our total assets), of which Ps.212.9 million represented an overnight placement and the remaining amount several short-term placements.

     There were no other foreign outstandings representing 0.75% or more of our total assets as of December 31, 2005.
     As of December 31, 2004, we had the following foreign outstandings representing 0.75% or more of our total assets:
-	a Ps.394.4 million claim against a United Kingdom financial institution (1.67% of our total assets), corresponding to the right to receive Boden 2012 in connection with agreements to repurchase such bonds entered into with such bank; and

-	Ps.196.4 million of placements with United States financial institutions (0.83% of our total assets), of which Ps.157.4 million represented an overnight placement and the remaining amount several short-term placements.
     There were no other foreign outstandings representing 0.75% or more of our total assets as of December 31, 2004. At the end of fiscal year 2003, we did not have any foreign outstandings that represented 0.75% or more of our total assets.
Deposits
     The following table sets out the composition of our deposits as of December 31, 2005, 2004, and 2003. Our deposits mainly represent Banco Galicia’s deposits.

	As of December 31,
	2005		2004		2003
					(in millions of February
	(in millions of pesos)				28, 2003, constant pesos)
Current Accounts and Other Demand Deposits	Ps	.1.657,6	Ps	.1,210.3	Ps	.917.5
Savings Accounts (1)		2.213,4		1,639.5		1,080.2
Time Deposits		4.261,9		3,527.6		2,838.4
Reprogrammed Deposits (Cedros)		—		107.3		381.9
Other Deposits		192,9		191.0		168.7
Plus: Interest Payable and Differences in Quotations (2)		95,9		81.2		197.3

Total Deposits	Ps	.8.421,7	Ps	.6,756.9	Ps	.5,584.0

(1)	Includes remunerated current accounts.

(2)	Includes the CER adjustment.
     In 2005, our consolidated deposits increased 24.6%, mainly as a result of a Ps.1,021.2 million increase in deposits in current and savings accounts and a Ps.734.3 million increase in time deposits. Both increases were due to private sector deposits raised by the Bank’s Argentine operation. This increase is net of the repayment of Galicia Uruguay restructured deposits (both due to the payment of the installment scheduled in the restructuring agreement reached in December 2002 and to the participation of depositors in the exchange offered by Galicia Uruguay at the beginning of 2005). As of December 31, 2005, time deposits included Ps.994.6 million of CER adjusted time deposits. The item “Other Deposits,” included Ps.34,9 million of Reprogrammed Deposits with amparo claims and other demand deposits. The repayment by the Bank in Argentina of Reprogrammed Deposits (Cedros) finalized in August 2005, as established by the repayment schedule laid down by the Argentine Government.
     In 2004, our consolidated deposits increased 21.0%, mainly as a result of a Ps.852.1 million increase in deposits in current and savings accounts and a Ps.689.2 million increase in time deposits. Both increases were due to private sector deposits raised by the Bank’s Argentine operation. The increase in time deposits was mainly due to the return of the Bank to the local institutional market after it was rated “BBB-” by Standard&Poors in its local ratings scale, following the completion of the restructuring of the Bank’s foreign debt. This increase is net of the repayment of Galicia Uruguay restructured deposits (both due to the payment by Galicia Uruguay of the installment scheduled in the restructuring agreement reached in December 2002 and to the participation of depositors in the exchange offered by Galicia Uruguay at the beginning of 2004). As of December 31, 2004, time deposits included Ps.511.3 million of CER adjusted time deposits. The repayment by the Bank in Argentina of Reprogrammed Deposits caused the amount of these deposits to decrease during 2004.

     For more information, see Item 5. “Operating and Financial Review and Prospects—Item 5A. Operating Results—Funding.”
     The following table provides a breakdown of our consolidated deposits as of December 31, 2005, by contractual maturity date and currency of denomination.

	Peso-Denominated			Dollar-Denominated			Total
			% of			% of			% of
	Amount		Total	Amount		Total	Amount		Total
	(in millions of pesos, except percentages)
Current Accounts and Demand Deposits	Ps.	1,657.6	23.6%		—	—	Ps.	1,657.6	19.9%
Savings Accounts		1,664.9	23.7	Ps.	548.5	42.0%		2,213.4	26.6
Time Deposits		3,563.4	50.8		698.5	53.4		4,261.9	51.2
Maturing within 30 Days		436.7	6.2		123.8	9.5		560.5	6.7
Maturing after 31 Days but within 59 Days		811.1	11.6		116.5	8.9		927.6	11.1
Maturing after 60 Days but within 89 Days		489.7	7.0		70.4	5.4		560.1	6.7
Maturing after 90 Days but within 179 Days		537.6	7.7		74.1	5.7		611.7	7.3
Maturing after 180 Days but within 365 Days		898.9	12.8		66.6	5.1		965.5	11.6
Maturing after 365 Days		389.4	5.5		247.1	18.8		636.5	7.8
Reprogrammed Deposits with amparo claims		34.9	0.5		—	—		34.9	0.4
Other Deposits		98.4	1.4		59.6	4.6		158.0	1.9
Maturing within 30 Days		98.0	1.4		58.9	4.5		156.9	1.9
Maturing after 31 Days but within 59 Days		—	—		—	—		—	—
Maturing after 60 Days but within 89 Days		—	—		—	—		—	—
Maturing after 90 Days but within 179 Days		—	—		—	—		—	—
Maturing after 180 Days but within 365 Days		—	—		—	—		—	—
Maturing after 365 Days		0.4	—		0.7	0.1		1.1	—
Total Deposits (1)	Ps.	7,019.2	100.0%	Ps.	1,306.6	100.0%	Ps.	8,325.8	100.0%

(1)	Only principal. Excludes the CER adjustment
     The categories with the highest concentration of maturities per original term are those within the following segments: (i) “after 31 days but within 59 days — pesos and dollars,” amounting to 11.1% of the total, which mainly corresponds to peso-denominated time deposits; (ii) “after 180 days but within 365 days — pesos,” amounting to 11.6% of the total, which mainly corresponds to time deposits adjusted by CER, and (iii) “after 365 days,” amounting to 7.8% of the total, of which approximately 39% corresponded to Galicia Uruguay’s time deposits resulting from the restructuring of its deposits, and the rest corresponded to time deposits adjusted by CER.
     Dollar-denominated deposits, for Ps.1,306.6 million, represented 15.7% of total deposits, of which 31.5% (Ps.411.0 million, only principal) corresponded to Galicia Uruguay (consolidated).
     Through Communiqué “A” 4032, effective November 1, 2003, the Argentine Central Bank reestablished the 30-day minimum term for time deposits while the minimum term for CER-adjusted time deposits was set at 90 days. Such minimum term was extended to 270 days in February 2005 and to 365 days in April 2005. The average maturity of our time deposits in Argentina both peso- and dollar-denominated (excluding Reprogrammed Deposits with amparo claims) was approximately 60 days as of December 31, 2005. The average maturity of our CER-adjusted time deposits as of the same date, was approximately 422 days.
     The following table provides information about the maturity of our outstanding time deposits exceeding Ps.100,000, according to whether they were made at domestic or foreign branches, as of December 31, 2005.

	Domestic Offices		Foreign Offices
	(in millions of pesos)
Time Deposits
Within 30 Days	Ps.	231,2		—
After 31 Days but within 59 Days		617,2		—
After 60 Days but within 89 Days		222,9		—
After 90 Days but within 179 Days		355,2		—
After 180 Days but within 365 Days		767,7		—
After 365 Days		357,4		202,0

Total Time Deposits	Ps	.2.551,6	Ps	.202,0
Other Deposits		—		—
After 365 Days		—		0,6

Total Other Deposits		—		0,6

Total Deposits (1)	Ps	.2.551,6	Ps	.202,6

(1)	Only principal. Excludes the CER adjustment.
Return on Equity and Assets
     The following table presents certain selected financial information and ratios for the periods indicated.

	Fiscal Year Ended
	December 31,
	2005		2004		2003
	(in millions of pesos, except percentages)
Net Income / (Loss)	Ps.	107.2	Ps.	(109.9)	Ps.	(222.2)
Average Total Assets		24,238.1		22,725.9		22,530.3
Average Shareholders’ Equity		1,569.3		1,500.9		1,529.4
Shareholders’ Equity at End of the Period		1,626.8		1,519.5		1,419.4
Net Income / (Loss) as a Percentage of:
Average Total Assets		0.59%		(0.42)%		(0.95)%
Average Shareholders’ Equity		6.83		(7.32)		(14.53)
Declared Cash Dividends		—		—		—
Dividend Payout Ratio		—		—		—
Average Shareholders’ Equity as a Percentage of Average Total Assets		6.47%		6.60%		6.79
Shareholders’ Equity at the End of the Period as a Percentage of Average Total Assets		6.71		6.69		6.30

Short-term Borrowings
     Our short-term borrowings include all of our borrowings (including repos and debt securities or negotiable obligations) with a contractual maturity of less than one year, owed to the Argentine Central Bank, foreign and domestic financial institutions and negotiable obligations holders.

	As of December 31,
	2005		2004		2003
	(in millions of pesos )
Short-Term Borrowings
Argentine Central Bank		—	Ps.	1.0	Ps.	0.8
Other Banks and International Entities (1)
Lines of Credit from Domestic Banks		60.8		115.2		25.1
Lines of Credit from Foreign Banks		—		—		1,231.8
Repos with Domestic Banks		—		—		—
Repos with Foreign Banks		220.5		223.7		—
Debt Securities (1)		89.7		13.4		9.5

Total	Ps	.371.0	Ps	.353.3	Ps	.1,267.2

(1)	For 2003, includes short-term borrowings under restructuring.

     Our short-term borrowings totaled Ps.371.0 million as of December 31, 2005, compared to Ps.353.3 million as of December 31, 2004 and Ps.1,267.2 million as of December 31, 2003. In 2005, short-term borrowings remained similar to those of 2004, with a decrease in lines of credit from domestic banks that was more than compensated by an increase in short-term debt securities, issued by the regional credit-card companies. The decrease in 2004 was the result of the restructuring, in May 2004, of the foreign debt of the Bank’s Head Office in Argentina and that of its Cayman Branch into long-term debt. Foreign debt under restructuring as of December 31, 2003, with a contractual maturity of less than one year, was included under short-term borrowings.
     The following table shows for our significant short-term borrowings for the fiscal years ended December 31, 2005, 2004 and 2003:
-	the weighted-average interest rate at year-end,

-	the maximum balance recorded at the monthly closing dates of the periods,

-	the average balances for each period, and

-	the weighted-average interest rate for the periods.

	As of December 31,
	2005		2004		2003
	(in millions of pesos )
Argentine Central Bank
Weighted-average interest rate at end of period		—		7.00%		9.00%
Maximum balance recorded at the monthly closing dates		—	Ps.	1.0	Ps.	0.8
Average balances for each period		—		0.9		0.3
Weighted-average interest rate for the period		—		7.00%		9.00%
Lines of Credit from Domestic Banks
Weighted-average interest rate at end of period		7.0%		5.2%		6.8%
Maximum balance recorded at the monthly closing dates	Ps.	164.1	Ps.	185.6	Ps.	43.4
Average balances for each period		96.3		104.2		35.4
Weighted-average interest rate for the period		5.5%		5.0%		3.9%
Lines of Credit from Foreign Banks
Weighted average interest rate at end of period		—		—		7.1%
Maximum balance recorded at the monthly closing dates		—	Ps.	1,231.6	Ps.	1,344.4
Average balances for each period		—		456.1		1,239.0
Weighted average interest rate for the period		—		7.1%		7.1%
Repos with Domestic Banks
Weighted-average interest rate at end of period		—		—		—
Maximum balance recorded at the monthly closing dates	Ps.	165.6	Ps.	150.1		—
Average balances for each period		15.8		37.9		—
Weighted-average interest rate for the period		4.9%		2.8%		—
Repos with Foreign Banks
Weighted-average interest rate at end of period		7.5%		5.6%		—
Maximum balance recorded at the monthly closing dates	Ps.	220.6	Ps.	224.3		—
Average balances for each period		216.7		66.5		—
Weighted-average interest rate for the period		6.6%		5.6%		—
Negotiable Obligations
Weighted-average interest rate at end of period		7.4%		8.0%		16.1%
Maximum balance recorded at the monthly closing dates	Ps.	123.2	Ps.	13.4	Ps.	128.0
Average balances for each period		79.5		11.5		50.9
Weighted-average interest rate for the period		6.1%		8.0%		16.1%

Regulatory Capital
     The capital adequacy of Grupo Galicia is not under the supervision of the Argentine Central Bank. Grupo Galicia has a minimum capital requirement established by the Corporations’ Law (Ley de Sociedades Comerciales) of Ps.0.012 million.
Banco Galicia
     Our main subsidiary, Banco Galicia is subject to the capital adequacy rules of the Argentine Central Bank. Banks have to comply with capital requirements both on an individual basis and on a consolidated basis with its significant subsidiaries. Banco Galicia’s significant subsidiaries are Galicia Uruguay and the regional credit-card companies that Banco Galicia indirectly controls.
     Due to the significant changes suffered during 2002 by the economy and the financial system’s operations, which significantly affected the variables to determine the minimum capital requirements, through its Communiqués “A” 3599 and “A” 3604 dated May 3 and 9, 2002, respectively, the Argentine Central Bank suspended the submission of capital adequacy information by financial institutions. On June 2, 2003 and July 25, 2003, through its Communiqués “A” 3959 and “A” 3986, respectively, the Argentine Central Bank laid down new capital adequacy rules and established that compliance with such rules by financial institutions would be required beginning on January 1, 2004.
     The current and the previous capital adequacy rules established by the Argentine Central Bank are based on the methodology of the Basel Committee on Banking Supervision of the Bank for International Settlements The main changes introduced by the new rule, as compared to the former one were:
-	The setting of an 8.0% minimum capital requirement on risk-weighted assets consistent with the international standard set forth by the Basel Committee, which is lower than the former requirement but is applied to the public-sector exposure as well as to private-sector assets, while the former requirement was applicable to private-sector assets only.

-	The establishment of a 100.0% risk-weighting for public-sector assets, the same applicable to loans to the private sector, while under the prior rules no capital was required on public-sector assets.

-	The discontinuation of the requirement of an increasing capital as a function of loans’ interest rates;

-	The incorporation of US dollar as well as the CER-adjusted positions in the determination of the capital required to cover market and interest-rate risks, which were not considered under the prior rules;

-	The discontinuation of the increase or decrease of the capital requirement depending on the rating granted to each institution by the Financial Superintendency;
     Communiqué “A” 3986 also established that, beginning in January 2004, two coefficients known as “Alfa 1” and “Alfa 2” should be applied in order to temporarily reduce the minimum capital requirement to cover credit risk and the minimum capital requirement to cover interest-rate risk, respectively. “Alfa 1” is applied to government securities held in investment accounts, loans granted to the non-financial public sector until May 31, 2003, government securities in connection with the asymmetric pesification (sections 28 and 29 of Decree No.905/02), and debt instruments issued by the FFDP (Decree No.1579/02). “Alfa 1” will increase progressively on an annual basis until reaching 1.00 on January 1, 2009, and “Alfa 2” will increase in the same manner until reaching 1.00 on January 1, 2007, as shown in the table below:

January 1st/ December 31st	Alfa 1	Alfa 2
2004	0.05	0.20
2005	0.15	0.40
2006	0.30	0.70
2007	0.50	1.00
2008	0.75	—
2009	1.00	—

     The table below shows Banco Galicia’s capital requirement and computable capital consolidated with its significant subsidiaries (Galicia Uruguay and Tarjetas Regionales S.A. and its subsidiaries) for the dates indicated.

	As of December 31,
	2005		2004		2003(*)
	(in millions of pesos, except percentages)
Shareholders’ Equity	Ps	.1,389.2	Ps	.1,198.2	Ps	.1,306.8
Argentine Central Bank Minimum Capital Requirements
Allocated to Financial Assets		477.2		329.9		—
Allocated to Fixed Assets, intangible and unquoted equity investments		138.0		142.0		—
Allocated to Market Risk		16.8		62.6		—
Allocated to Interest-Rate Risk		87.1		20.2		—
Lending to the Non-Financial Public Sector		162.4		58.6		—
Minimum Capital Required by the Argentine Central Bank (A)	Ps.	881.5	Ps.	613.3		—
Capital Calculated Under Argentine Banking GAAP
Core Capital		1,207.1		1,339.9		—
Supplemental Capital		807.5		580.8		—
Deductions
Investments in Financial Entities		(1.5)		(1.5)		—
Organization Expenses		(55.6)		(71.6)		—
Goodwill Recorded from June 30, 1997		(85.9)		(111.7)		—
Real Estate Properties for Banco Galicia’s Own Use and Miscellaneous, for which no title deed has been made		(3.5)		(4.0)		—
Other		(5.6)		(5.9)		—

Total		(152.1)		(194.7)		—
Additional Capital — Market Variation		22.7		20.5

Capital Calculated Under Argentine Banking GAAP	Ps	.1,885.2	Ps	.1,746.5		—
Excess Capital
Excess over required Capital (B)-(A)	Ps	.1,003.7	Ps	.1,133.2		—
Excess over Required Capital as a % of Required Capital		113.86%		184.77%		—
Total Capital Ratio		20.78		25.11		—

(*)	Submission of information on capital adequacy was suspended by Argentine Central Bank rules.
     As of December 31, 2005 the Bank’s computable capital amounted to Ps.1,885.2 million, which exceeded by Ps.1,003.7 million the minimum capital requirement in accordance with Argentine Central Bank’s regulations effective as of that date. This excess was Ps.1,133.2 million as of December 31, 2004. The drop in the excess was due to an increase in the minimum capital requirement that was higher than the increase in computable capital.
     The greater minimum capital requirement was mainly due to: i) a Ps.147.3 million increase in the minimum capital requirement to cover credit risk, as a consequence of the significant growth thereof during the fiscal year, ii) a Ps.103.8 million increase in the minimum capital requirement related to the exposure to the non-financial public sector, mainly due to the increase in the “Alfa 1” coefficient on January 1, 2005, since it rose form 0.05 to 0.15, and iii) a Ps.66.9 million increase in the minimum capital requirement to cover interest-rate risk, mainly due to the increase of the “Alfa 2” coefficient, on January 1, 2005, which rose from 0.20 to 0.40.
     The computable capital increase was mainly due to a higher supplemental capital of Ps.226.7 million, resulting mainly from the fiscal year profits. This effect was partially offset by a Ps.132.8 million decrease in core capital, manly due to the loss recorded in fiscal year 2004.
     As of December 31, 2004 the Bank’s computable capital amounted to Ps.1,746.5 million, which exceeded by Ps.1,133.2 million the minimum capital requirement in accordance with Argentine Central Bank’s regulations effective as of that date. The core capital mainly corresponds to the Bank’s shareholders’ equity at the beginning of the fiscal year and the supplemental capital includes the fiscal year’s losses and the subordinated negotiable obligations issued as a result of the restructuring of the Bank’s foreign debt and that of its Cayman Branch. Pursuant to Argentine Central Bank regulations on this respect, subordinated debt computable as supplemental capital is limited to 50% of core capital and supplemental capital cannot exceed the latter.
     For more information regarding Banco Galicia’s capital, see Item 5. “Operating and Financial Review and Prospects—Item 5B. Liquidity and Capital Resources—Capital.”

Minimum Capital Requirements of Insurance Companies
     The insurance companies controlled by Sudamericana must meet the minimum capital requirements set by General Resolution No. 25,804 of the National Insurance Superintendency. The abovementioned resolution requires insurance companies to maintain a minimum capital level equivalent to the highest of the amounts calculated as follows:
a)	By line of insurance: This method establishes a fixed amount by line of insurance. For life insurance companies, it is Ps.750,000, rising to Ps.3 million for companies that offer pension-linked life insurance. For annuity providers that do not offer life annuities, or annuities covering disability and other work-related risks, the requirement is Ps.2 million. For property insurance companies, the requirement is Ps.5 million, excluding the auto insurance line of business.

b)	By premiums and additional fees: To use this method, the company must calculate the sum of the premiums written and additional fees earned in the last 12 months. Of the total, the company must calculate 18% of any result up to Ps.5 million, and 16% of any result over Ps.5 million. Finally, it must add the resulting figures and adjust the total by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.

c)	By claims: To use this method, the company must calculate the sum of gross claims paid during the 36 months prior to the end of the period under analysis. To that amount, it must add the difference between the balance of unpaid claims as of the end of the period under analysis and the balance of unpaid claims as of the 36th month prior to the end of the period under analysis. The resulting figure must be divided by three. Then the company must calculate 26% of any result up to Ps.3.5 million, and 23% of any result over Ps.3.5 million. The resulting figure must be adjusted by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.

d)	For life insurance companies that offer policies with an investment component, the figures obtained in b) and c) must be increased by an amount equal to 4% of the technical reserves. The latter total must be adjusted by the ratio of net claims reserves to gross claims reserves (at least 85%), plus 0.03% of at-risk capital adjusted by the ratio of net claims reserves to gross claims reserves (at least 50%).
     The minimum required capital must then be compared to computable capital, defined as shareholder’s equity less non-computable assets. Non-computable assets consist mainly of deferred charges, pending capital contributions, and excess investments in authorized instruments. As of September 30, 2005, the computable capital of the companies held by Sudamericana exceeded the minimum requirement of Ps.10.0 million by Ps.30.7 million.
Government Regulation
     As a financial services holding company, we do not have a specific institution controlling our activities as a holding entity. Our subsidiaries have different regulatory entities regulating their activities.
     In the case of Banco Galicia, the Argentine Central Bank is the regulatory entity. For a description of the main regulatory changes introduced by the Argentine Government and Argentine banking regulations, see “—Main Regulatory Changes since 2002” and “—Argentine Banking System and Regulation—Argentine Banking Regulation” below.
     With respect to the insurance business, Sudamericana’s insurance subsidiaries are regulated by the National Insurance Superintendency and Laws No. 17,418, No. 20,091 and No. 22,400. The insurance companies held by Sudamericana            are Galicia Vida Compañía de Seguros S.A., Galicia Retiro Compañía de Seguros S.A., and Galicia Patrimoniales S.A. Sudamericana also holds Sudamericana Asesores de Seguros S.A., which is regulated by the Corporations’ Law. Sudamericana Asesores de Seguros S.A. is also regulated by the National Insurance Superintendency through Law No. 22,400.
     Net Investment S.A., and its controlled companies are regulated by the Corporations’ Law and do not have a specific regulating agency.
     Galicia Warrants is regulated by Law No. 9,643.

Main Regulatory Changes since 2002
General
     In order to deal with the 2001 and 2002 crisis, on January 6, 2002, the Argentine Congress enacted the Public Emergency Law (No. 25,561), which together with various decrees and Argentine Central Bank rules, provided for the following principal measures:
•	ratifying the suspension of payments of Argentina’s sovereign debt except for debt with multilateral credit agencies;

•	repealing the articles of the Convertibility Law that had established in 1991 the fixed one-to-one peso-dollar parity, devaluing the peso and subsequently allowing the peso to float, which resulted in an increase in such parity of approximately 240% during 2002;

•	tightening foreign-exchange controls and restrictions on transfers abroad, which began to be loosened at the end of 2002;

•	ratifying and tightening the restrictions to cash withdrawals from bank deposits established in December 2001 (the “corralito”), which restrictions were lifted in December 2002;

•	establishing a compulsory “asymmetric” conversion of certain dollar-denominated assets and liabilities into peso-denominated assets and liabilities at different exchange rates (the asymmetric pesification), as follows:
-	private sector debt (individual and corporate dollar-denominated debt) with financial institutions, and other creditors, was converted into peso-denominated debt at a one-to-one exchange rate;

-	dollar-denominated public sector debt instruments in financial institutions’ portfolios, both national and provincial, were converted into peso-denominated instruments at an exchange rate of Ps.1.4 per US$1.0; and

-	dollar-denominated bank deposits were converted into peso-denominated bank deposits at an exchange rate of Ps.1.4 per US$1.0, while public-sector, bank and corporate debt governed by foreign law remained dollar-denominated;.
•	modifying the yields of assets and the cost of liabilities pesified at the Ps.1.4 per US$1.0 exchange rate, establishing fixed maximum and minimum interest rates, respectively, and establishing the adjustment of the principal of those assets and liabilities by the variation of indexes based on the variation of prices or salaries;

•	restructuring bank peso-denominated time deposits and dollar-denominated deposits, above certain amounts, and establishing a repayment schedule ending in 2003 and 2005 depending on whether the deposit was originally peso or dollar-denominated (this restructuring was known as the “corralón”);

•	establishing a series of voluntary swaps of deposits in the “corralito” or of Reprogrammed Deposits for government bonds, as a response to the inability of the financial system to return deposits in accordance with their original terms and conditions. Through Decree No. 739/03 of April 1, 2003, the “corralón” was eliminated;

•	amending the charter of the Argentine Central Bank; and

•	allocating Argentine Government bonds to financial institutions in compensation for the losses that would otherwise arise from the asymmetric pesification. As of the date of this annual report, the Argentine Government and the Argentine Central Bank have provided a series of rules to determine the amount of compensation in connection with the asymmetric pesification to which each financial institution is entitled. However, certain situations remain that have not been contemplated by such rules, such as the provision of compensation for the difference between the amounts paid by banks to reimburse Reprogrammed Deposits, as a result of judicial actions from depositors (amparo claims), and the amounts established by the regulations.
     In 2005, as in the previous year, the period of effectiveness of the Public Emergency Law was extended again until December 2006.

     Some of these measures are described in more detail below and under “—Argentine Banking System and Regulation—Argentine Banking Regulation.”
Foreign Exchange Market
     In late 2001 and early 2002, restrictions were imposed on access to the Argentine foreign exchange market and on capital movements, which were tightened by the middle of 2002. The Public Emergency Law granted the Executive Branch the power to set the exchange rate between the peso and foreign currencies and to regulate the local foreign exchange market.
     In order to prevent the appreciation of the peso that took place principally in the fourth quarter of 2002, the Argentine Central Bank began to ease some of these restrictions. During 2003 and 2004, the Argentine Central Bank further enhanced access to the local foreign exchange market.
     On June 30, 2003, Decree No. 285/03, regulated by Argentine Central Bank Communiqué “A” 3972, established effective July 1, 2003, a system for the registration of funds entering into Argentina and a 180-day restriction on the remittance of such registered funds abroad, which term was extended to 365 days in May 2005. This restriction does not apply to foreign trade transactions or to foreign direct investment.
     On June 9, 2005, the Government issued Decree No. 616/05, which established new rules for capital movements into and from Argentina. This Decree, as regulated, mainly established that: (i) flows of foreign exchange into and from the local foreign exchange market and all resident new debt transactions that may imply future foreign exchange payments to non-residents must be registered with the Argentine Central Bank; (ii) all new debt of the private sector with non-residents must be for a minimum term of 365 days, except for foreign trade financing and primary issuances of debt securities, which public offering has been duly authorized and which are listed in self-regulated markets in Argentina; (iii) all inflows of foreign exchange resulting from such indebtedness, with the exceptions mentioned in clause (ii), and all inflows of foreign exchange by non-residents, excluding direct foreign investments and certain portfolio investments (subscriptions of primary issuances of debt and equity securities, which public offering has been duly authorized and which are listed in self-regulated markets in Argentina, and government securities acquired in the secondary market), must be for a term of at least 365 days and 30% of the funds involved will be required to remain as an unremunerated dollar-denominated deposit maturing in at least 365 days in a local financial institution; (iv) the proceeds of sales of foreign assets brought into the country by residents (capital “repatriation”) will be subject to the 30% deposit requirement, which will apply to amounts exceeding US$2 million per month; and (v) debt with multilateral and bilateral credit agencies is exempt from the 30% deposit requirement.
     Complementary to Decree No. 616/05, the Ministry of Economy issued Resolution 637/05, dated November 16, 2005, which established that, beginning on November 17, 2005, the restrictions established in said Decree will be applicable also to all inflows of funds to the local foreign exchange market for the subscription of primary issuances of debt securities or certificates of participation by financial trusts, if such restrictions were applicable to capital inflows destined to the acquisition of any of the trusts’ assets.
     In addition, the main restrictions prevailing in the local foreign exchange market that would affect us or the holders of our securities are as follows:
-	Access to the local foreign exchange market is permitted in order to repay interest and principal on foreign debt of a financial nature by the financial and non-financial private sectors but such debt can only be repaid after 180 days from the entry and conversion into pesos in the local foreign exchange market of the related proceeds.

-	Anticipated payment of principal on such debt by the financial and non-financial private sectors is permitted if made within a certain period from maturity and after 180 days from the entry and conversion into pesos in the local foreign exchange market of the related proceeds.

-	Transfers of funds abroad by financial institutions with outstanding indebtedness for financial assistance with the Argentine Central Bank, such as the Bank, is subject to the prior authorization of the Argentine Central Bank. Such prior authorization does not apply to payments in connection with the foreign debt of the Bank’s Head Office and Cayman Branch, given that such restructuring was approved by the Argentine Central Bank.
-	Access to the foreign exchange local market for the transfer of profits and dividends is permitted when corresponding to audited and final balance sheets.

-	Access to the local foreign exchange market by non-residents (both individuals and entities) to transfer funds abroad is permitted:
-	with no limit in the case of proceedings from the principal amortization of Argentine Government Securities, recoveries from local bankruptcies and certain other specific cases.

-	with a US$2.0 million monthly limit in the case of the aggregate proceeds from the sale of: (i) direct investments in the private non-financial sector in Argentina or the final disposition of such investments; and (ii) the sale of portfolio investments made with foreign exchange having entered the local foreign exchange market no less than 180 days before. However, access to the local foreign exchange market for the reason mentioned in clause (i) for a monthly amount exceeding US$500,000 or for the reasons mentioned in clauses (i) and (ii) for an aggregate monthly amount exceeding US$2.0 million, requires the prior authorization of the Argentine Central Bank.

-	with a US$5,000 monthly limit in the cases not contemplated above, unless authorization of the Argentine Central Bank is obtained.
-	Access to the local foreign exchange market by residents (both individuals and entities) to make foreign real estate, direct or portfolio investments or buy foreign exchange or traveler checks is allowed but limited to US$2.0 million per month, with such limit increased in certain cases.
Loans to the Private Sector and Asymmetric Indexation
     Pursuant to Decree No. 214/02, dated February 3, 2002, as amended, loans to the private sector were pesified at the Ps.1 per dollar parity. The principal of such loans was to be adjusted by the CER. A maximum interest rate was to be applied. The adjustment by the CER coefficient was to be retroactively applied beginning 180 days as from February 4, 2002. Subsequently, most of the loans to individuals were excluded from this adjustment, which was replaced by the adjustment by the CVS. In addition, several laws and decrees enacted between mid 2002 and 2003, provided for the following measures, among others:
•	certain types of loans originally made in U.S. dollars and then pesified were excluded from the application of the CER: certain loans secured by residential mortgages on property representing the borrower’s sole family residence made for up to US$250,000; personal loans originally made for up to Ps.12,000 or US$12,000 or the equivalent amount in foreign currency; and personal loans secured by a pledge originally made for up to Ps.30,000 or US$30,000 or the equivalent amount in foreign currency.

•	the adjustment by the CVS was applicable from October 1, 2002 up to March 31, 2004. The Bank began to apply the adjustment by the CVS to the principal of eligible loans on November 2003.

•	loans to be adjusted by the CER would bear an interest rate ranging from 3.5% to 8%, depending on the type of debtor, the existence of collateral and the type of loan. Loans to be adjusted by the CVS would bear an interest rate that would be the lower of the loan’s contractual rate and the following maximum interest rates: 12.38% for mortgage loans, 16.41% for loans secured by a pledge and 25.48% for personal loans.

•	those debtors with obligations not included in the above-mentioned exceptions and with a total indebtedness in the financial system, as of February 3, 2002, of up to Ps.400,000, would be able to capitalize the CER adjustment accrued up to September 30, 2002, and to restructure such loans and the accumulated CER amounts. To allow this restructuring, on July 25, 2003, the Argentine Central Bank, through its Communiqué “A” 3987, authorized financial institutions to grant loans to be adjusted by the CER.
     During most of 2002, several regulations were in force that restricted creditors’ ability to exercise their rights, including foreclosure proceedings on mortgages and pledges and all preliminary measures such as attachments and preliminary injunctions on those goods and/or facilities owned by debtors. The suspension of foreclosure proceedings was extended several times through regulations or by means of banks’ voluntary commitment to not commence foreclosure actions against debtors until the enactment of Law No. 26,062, on November 3, 2005, which suspended for 120 days, beginning on November 5, 2005, foreclosure proceedings on mortgages on real property constituting the debtor’s sole family residence, for loans the original amounts of which were under Ps.100,000. Subsequently, the suspension period was extended several times and is currently extended until December 2006.
     Through Law No. 25,798 enacted on November 6, 2003, the Mortgage Refinancing System (Sistema de Refinanciación Hipotecaria) was created in order to refinance non-performing loans secured by real property constituting the debtor’s sole family residence. In 2004, the Bank informed the Argentine Central Bank of its decision not to participate in the aforementioned system.
Deposits
     On December 3, 2001, Decree No. 1570/01 established restrictions on depositors’ ability to make cash withdrawals from bank accounts known as the “corralito.” The “corralito” did not prevent transfers of deposits among banks. On January 10, 2002, Resolution No. 6/02 of the Ministry of Economy established the restructuring of time deposits in pesos and of most deposits originally denominated in U.S. dollars, above certain amounts. Restructured deposits (referred to herein as “Reprogrammed Deposits”) were known as deposits subject to the “corralón” and were not allowed to be transferred among banks. After Resolution No. 6/02, the “corralito” referred to the restrictions applicable to transactional deposits only.
     On February 3, 2002, Decree No. 214/02 established the mandatory conversion of all deposits in U.S. dollars or other foreign currencies in the Argentine financial system into pesos at the exchange rate of Ps.1.4 per US dollar. Decree No. 214/02 also allowed for the entire withdrawal of salaries and pensions in cash and other exceptions.
     The “corralito” and the “corralón” were meant to shield banks from massive withdrawals of deposits. However, the financial system’s deposits continued to diminish. One of the main reasons for this, that became increasingly important beginning in March of 2002, was the increase in the number of amparo claims that resulted in favorable decisions from courts which mandated banks to release deposits. In order to restrict fund outflows from the financial system, Law No. 25,587 was passed on April 25, 2002 that required banks to release deposits only when court orders in connection with amparo claims had been issued pursuant to final non-appealable judicial decisions. Enforcement of this law limited bank losses of deposits due to amparo claims, but did not eliminate them.
     In an attempt to solve the problem represented by the “corralito” and the “corralón,” on various occasions, the Executive Branch proposed voluntary exchanges of deposits (known as “Canje I” and “Canje II”) for new Argentine Government bonds. Reprogrammed Deposits for which no option had been exercised became listed negotiable securities (known as “Cedros”) registered with the Caja de Valores S.A. (the Argentine equivalent of The Depositary Trust Company in the U.S) (“Caja de Valores”) and maturing in August 2005.
     Given the favorable trend of deposits in the financial system during the second half of 2002, effective December 2, 2002, the Ministry of Economy eliminated the restrictions still in force on the amounts that depositors were allowed to withdraw in cash from transactional deposit accounts. These measures meant the lifting of the “corralito.” In addition, since April 1, 2003, the Argentine Government allowed holders of Reprogrammed Deposits to request from financial institutions and the Argentine Government the reimbursement of such deposits on conditions (a mix of cash and dollar-denominated Boden 2013) that varied depending on the amount of the deposit and its original currency of denomination. This process, which meant the elimination of the “corralón”, was completed in August 2003.
     As of the date of this annual report, the Argentine Supreme Court has ruled on particular cases in connection with the pesification of deposits, resolving one case in favor of the constitutionality of the pesification measures taken by the Argentine Government. Notwithstanding the fact that under Argentine law Supreme Court rulings are not mandatory for lower courts, this ruling is expected to set a precedent in similar cases to be heard by such courts.
Compensation to Financial Institutions
     For the Asymmetric Pesification and its Consequences
     Decree No. 214/02 provided for the compensation to financial institutions, of:
-	the losses caused by the mandatory conversion into pesos of certain liabilities at the Ps.1.4 per US$1.0 exchange rate, greater than the Ps.1.0 per US$1.0 exchange rate established for the conversion into pesos of certain dollar-denominated assets. This was to be achieved through the delivery of a peso-denominated compensatory bond issued by the Argentine Government (Boden 2007).

-	the currency mismatch left in financial institutions’ balance sheets after the compulsory pesification of certain of their assets and liabilities. This was to be achieved through the conversion of the peso-denominated compensatory bond into a dollar-denominated compensatory bond and, if necessary, through the purchase by financial institutions of a dollar-denominated hedge bond. For such purpose, the Argentine Government established the issuance of a dollar-denominated bond bearing Libor and maturing in 2012 (Boden 2012).
     Among other measures, Decree No. 905/02 replaced the provisions of Decree No. 494/02 in connection with the methodology for calculating the compensation to be received by financial institutions. Financial institutions had to inform the Argentine Central Bank of the amounts of compensation to which they were entitled under the new rules no later than December 23, 2002. The Argentine Central Bank had to confirm the amounts after a review.
     In March 2005, the Bank’s Board of Directors accepted the calculation of the Compensatory Bond and the Hedge Bond made by the Argentine Central Bank, given that it had established, on the basis of a thorough analysis, the convenience of agreeing on the final compensation figures with the Argentine Central Bank. Therefore, in March 2005, the Bank agreed to receive US$2,178.0 million of face value of Boden 2012, comprised of US$906.3 million of face value of Boden 2012 corresponding to the Compensatory Bond (totally received in November 2005) and US$1,271.7 million of face value of Boden 2012 corresponding to the Hedge Bond (pending receipt in full at the date hereof), and agreed to terminate any legal or administrative action to modify the above mentioned amounts or refrain from engaging in new actions for such purpose. The difference arising from the adjustments required by the Argentine Central Bank and accepted by the Bank was offset against provisions previously established for such purpose.
     Pursuant to Decree No. 905/02, the Bank was given the option to purchase the Hedge Bond using certain public sector assets, as described below, or the proceeds of an advance to be granted for this purpose by the Argentine Central Bank. If the Hedge Bond is purchased through an advance from the Argentine Central Bank, pursuant to article 15 of Decree No. 905/02, such advance has to be collateralized by the following assets in the following priority: (i) Secured Loans (representing in origin an exposure to the Argentine Government), beginning with those with the shorter average life; (ii) Bogar or secured loans representing in origin an exposure to the provinces, beginning with those with the shorter average life; and (iii) other assets with the public sector at the criteria of the Ministry of Economy and the Argentine Central Bank. If a bank does not have the required assets, it must give as collateral loans to the private sector classified in the first two categories of the Argentine Central Bank loan classification, beginning with mortgage loans, or if necessary such bank’s shareholders shall pledge their shares in such bank. The value of the collateral required must be equal to 100.0% of the amount of the borrowings. No assets have been given as collateral by the Bank as of the date of this annual report because the Hedge Bond has not yet been received by the Bank. In addition, article 17 of Decree No. 905/02 established that such borrowings from the Argentine Central Bank to purchase the Hedge Bond may be repaid with the assets pledged as collateral thereto at any time following: (i) a default by the Argentine Government on the new debt issued pursuant to Decree No. 1387/01 (secured loans and Bogar), and (ii) the date on which the Argentine Government shall have completed the restructuring of its foreign debt. After the end of the fiscal year the Bank requested to the Argentine Central Bank the advance for the purchase of most of the Hedge Bond. See “—Selected Statistical Information—Government Securities” and Item 5A. “Operating Results—Funding.”

     For the Asymmetric Indexation and for Differences Related to Amparo Claims
     Law No. 25,796, published in the Official Gazette on November 17, 2003, set forth the compensation to financial institutions by the Argentine Government for the negative effects of the asymmetric indexation. Subsequently, through the issuance of different rules, the Ministry of Economy and the Argentine Central Bank further regulated Law No. 25,796, in a way that, in the Bank’s opinion, is contrary to the provisions of Law No. 25,796. The Bank did not request to participate in the compensation regime laid down by such rules and restated its right to be compensated for the negative effects of the asymmetric indexation and formally challenged the new rules. Based on the provisions of Law No. 25,709, the Bank had recorded Ps.102.7 million under “Other Receivables Resulting from Financial Intermediation” as of December 31, 2003, on account of its right to receive compensation from the Argentine Government for the asymmetric indexation. As of December 31, 2004, in view of the lack of resolution on this issue, the above-mentioned asset was written off. The Bank maintains its claims, on which no resolution has been issued so far.
     With respect to the differences generated by the payments made by the Bank pursuant to amparo claims, the Bank recorded an intangible asset, as established by Argentine Central Bank rules, which had to be amortized pursuant to such rules. The amount of this asset as of December 31, 2005, was Ps.347.8 million, net of the amortization mandated by the Argentine Central Bank (of Ps.332.4 million between April 2003 and December 2005). For more information, see “—Argentine Banking System and Regulation—Argentine Banking Regulation—Treatment of Losses in Connection with Amparo Claims.” As of the date of this annual report, the Argentine Government has not provided compensation for these losses and has expressed that it does not intend to do so. The Bank has reserved its rights to claim for such compensation. The method of recording for such right set forth by the Argentine Central Bank does not affect the legitimacy of such rights.
Inflation Accounting
     The Banks’ financial statements have been restated for inflation for periods ended in 2002 and up to February 28, 2003. For a description of the applicable regulations, see “Presentation of Financial Information” at the beginning of this annual report.
Argentine Banking System and Regulation
Argentine Banking System
     As of December 31, 2005, the Argentine financial system consisted of 89 financial institutions, of which 71 were banks and 18 were financial non-bank institutions (including finance companies, credit unions, savings and loan associations). Of the 71 banks, 13 were Argentine national and provincial government-owned or related banks. Of the 58 private-sector banks: 34 were private-sector domestically-owned banks (i.e., sociedades anónimas); 23 were foreign-owned banks (i.e., local branches or subsidiaries of foreign banks); and one was a cooperative bank (bancos cooperativos limitados), also domestically-owned.
     As of that date, the largest private-sector banks, in terms of total deposits, were: BBVA Banco Francés, Banco Río Santander, Banco Galicia, Banco Macro Bansud, HSBC Bank, Grupo San Juan and BankBoston. Three were private–sector banks and four were foreign-owned banks. According to information published by the Argentine Central Bank as of December 31, 2005, private-sector banks accounted for 54.5% of total deposits and approximately 67.8% of total net loans in the Argentine financial system. Argentine financial industry regulations do not raise any entry or exit barriers, nor do they make any differentiation between locally or foreign-owned institutions. The only cooperative bank is active principally in consumer and middle-market banking, with a special emphasis on the lower end of the market. As of December 31, 2005, financial entities (other than banks) accounted for approximately 0.2% of deposits and 1.8% of net loans in the Argentine financial system.
     As of December 31, 2005, the largest Argentine national and provincial government-owned or related banks, in terms of total deposits, were Banco Nación and Banco de la Provincia de Buenos Aires. Under the provisions of the Financial Institutions’ Law, public banks have comparable rights and obligations as private banks, except that public banks are usually chosen as depositaries of public revenues and promote regional development and certain public banks have preferential tax treatment. The bylaws of some government-owned banks provide that the governments that own them (national and provincial) guarantee their commitments. Under current law, Banco de la Provincia de Buenos Aires is not subject to taxes, levies or assessments that the Argentine Government may impose. According to information published by the Argentine Central Bank, as of December 31, 2005, government-owned banks and banks in which the National, provincial and municipal governments had an ownership interest accounted for 45.3% of deposits and 30.4% of loans in the Argentine financial system.
     Consolidation has been a dominant theme in the Argentine banking sector since the 1990’s, with the total number of financial institutions declining from 214 in 1991 to 89 at December 31, 2005, with the ten largest banks holding 77.5% of the system’s deposits and 73.2% of the system’s loans as of December 31, 2005.
     During the decade of the 1990s, foreign banks significantly increased their presence in the Argentine financial system. Since the last quarter of 1996, control of many of the largest Argentine private-sector domestically-owned commercial banks has been transferred to foreign banks, which ended up controlling the largest private sector financial institutions except the Bank. This foreign presence grew both in the universal bank sector and among financial institutions specializing in specific products or markets. This situation has not changed despite the fact that the number of foreign banks decreased by 14 through December 2005, as compared with the number at the end of 2001, and that foreign banks’ share of total deposits has decreased since the 2001-2002 crisis while the share of domestic private-sector banks has increased.
Argentine Banking Regulation
     The following is a summary of certain matters relating to the Argentine banking system, including provisions of Argentine law and regulations applicable to financial institutions in Argentina. This summary is not intended to constitute a complete analysis of all laws and regulations applicable to financial institutions in Argentina.
     General
     Since 1977, banking activities in Argentina have been regulated under the Financial Institutions’ Law which places the supervision and control of the Argentine banking system in the hands of the Argentine Central Bank, which is an autonomous institution. The Argentine Central Bank has vested the Superintendencia de Entidades Financieras y Cambiarias (Superintendency of Financial and Exchange Institutions, the “Financial Superintendency”) with most of the Argentine Central Bank’s supervisory powers. In this section, unless the context otherwise requires, references to the Argentine Central Bank shall be understood as references to the Argentine Central Bank acting through the Financial Superintendency. The Financial Institutions’ Law provides the Argentine Central Bank with broad access to the accounting systems, books, correspondence, and other documents of banking institutions. The Argentine Central Bank regulates the supply of credit and monitors the liquidity of, and generally supervises the operation of, the Argentine banking system. The Argentine Central Bank enforces the Financial Institutions’ Law and grants authorization for banks to operate in Argentina. The Financial Institutions’ Law confers numerous powers to the Argentine Central Bank, including the ability to grant and revoke bank licenses, to authorize the establishment of branches outside Argentina, to approve bank mergers, capital increases and certain transfers of stock, to fix minimum capital, liquidity and solvency requirements and lending limits, to grant certain credit facilities to financial institutions in cases of temporary liquidity problems and to promulgate other regulations that further the intent of the Financial Institutions’ Law.
     Current regulations place the operations of local and foreign owned banks on equal regulatory grounds.
     The Public Emergency Law, sanctioned on January 6, 2002, introduced substantial amendments to the Argentine Central Bank’s charter which, among others, released certain restrictions on its ability to act as a lender of last resort, allowed the Argentine Central Bank to make advances to the Argentine Government for up to 10.0% of the cash funds obtained during the preceding 12 months (which before could only be effected by purchasing at market prices negotiable securities issued by the National Treasury) and released the restriction whereby up to one third of the freely available international reserves could be composed of government securities considered at market values.

     The Financial Institutions Law and the Argentine Central Bank charter were recently amended by Law No. 25,780, published in the Official Gazette on September 8, 2003. The main provisions established by such law are the following: (i) authorization was given to the Argentine Central Bank to make temporary loans to the Argentine Government for up to 12.0% of the monetary base, and to make loans for an amount of up to 10.0% of the total annual amount raised by the Argentine Government in cash during the last 12 months, both of which shall be reimbursed within 12 months from the relevant date of disbursement. Such temporary loans cannot not exceed 12.0% of the monetary base, except those destined exclusively to the payment of outstanding obligations to multilateral agencies; (ii) indemnity for Argentine Central Bank officers was provided for, by stating that the “opportunity, merits or convenience” of certain of their decisions (mostly related to the liquidation and restructuring of financial institutions) must be reviewed by the courts only when such decisions have been clearly made in an unreasonable and arbitrary manner; (iii) authorization was given to the Argentine Central Bank to exclude assets and liabilities of financial institutions with liquidity and solvency problems and establish the rules for their valuation, and assign the transfer of excluded assets and liabilities to other financial entities, or transfer assets to financial trusts (see “—Financial Institutions with Economic Difficulties”); (iv) amendment in the degree of payment preferences in favor of creditors (see “—Priority Rights of Depositors”); and (v) authorization was given to the Argentine Central Bank to disburse rediscounts (short term loans for liquidity support) to financial institutions with liquidity or solvency problems, during the term of the Public Emergency Law.
     Supervision
     As supervisor of the Argentine financial system, the Argentine Central Bank requires financial institutions to submit information on a daily, monthly, quarterly, semiannual and annual basis. These reports that include balance sheets and income statements, information relating to reserve funds, use of deposits, portfolio quality (including details on debtors and any loan loss provisions established) and other pertinent information, allow the Argentine Central Bank to monitor financial institutions’ financial condition and business practices.
     The Argentine Central Bank carries out formal inspections from time to time of all banking institutions for purposes of monitoring compliance by banks with legal and regulatory requirements. If the Argentine Central Bank rules are breached, it may impose various sanctions depending on the gravity of the violation. These sanctions range from calling attention to the infraction to the imposition of fines or even the revocation of the financial institution’s operating license. Moreover, non-compliance with certain rules may result in the obligatory presentation to the Argentine Central Bank of specific adequacy or regularization plans. The Argentine Central Bank must approve these plans in order for the financial institution to remain in business.
     Financial institutions have been subject to the supervision of the Argentine Central Bank on a consolidated basis since 1994. The Argentine Central Bank requires financial entities (i) to consolidate their quarterly and annual financial statements with all corporate and financial entities in its economic group; and (ii) to prepare consolidated semiannual financial statements for its economic group, unless the company or financial entity controlling the economic group is required to prepare audited consolidated financial statements in the country in which it is incorporated. Information set out in “—Limitations on Types of Business,” “—Capital Adequacy Requirements,” “—Lending Limits,” and “—Loan Classification System and Loan Loss Provisions” below, relating to a bank’s loan portfolio, is calculated on a consolidated basis. However, regulations relating to a bank’s deposits are not based on consolidated information, but on such bank’s deposits in Argentina (for example, liquidity requirements and contributions to the deposit insurance system).
     Financial System’s Restructuring Unit (Unidad de Reestructuración del Sistema Financiero or “URSF”)
     Decree No. 1262/03 of April 1, 2003, created the Financial System’s Restructuring Unit, comprised of three members appointed by the Ministry of Economy and three members appointed by the Argentine Central Bank to decide on the strategy to be followed and the measures to be taken in order to restructure the Argentine financial system, including the conditions under which financial institutions would repay the financial assistance granted by the Argentine Central Bank. See “—Financial Assistance from the Argentine Central Bank—Financial Assistance for Liquidity Support Granted Before April 1, 2003.”

     Examination by the Argentine Central Bank
     The Argentine Central Bank began to rate financial institutions based on the “CAMEL” quality rating system in 1994. The system is based on weighing a financial institution’s creditworthiness, compliance with the Financial Institutions’ Law, administrative order and general operating solvency. Each letter of the CAMEL system corresponds to the following areas of the operations of each bank being rated: “C” represents capital, “A” represents assets, “M” represents management, “E” represents earnings, and “L” represents liquidity. Each factor is evaluated and rated on a scale from 1 to 5, 1 being the highest rating an entity can receive. By combining the individual factors that are under evaluation, a combined index can be obtained that represents the final rating for the financial institution.
     After the 2001-2002 crisis, the Argentine Central Bank reinitiated the examination process, which was interrupted due to that crisis. In relation to the Bank, the examination was based on information as of June 30, 2005, and the examination activities ended on November 4, 2005. The report with observations from the Argentine Central Bank was received by the Bank on November 28, 2005, and was answered on December 19, 2005, with the required explanations. As of the date of this annual report, the Bank has not yet received a quality rating from the examination process.
     On October 6, 2003, the Argentine Central Bank issued Communiqué “A” 4027 requiring financial institutions to provide information regarding their business plan and their projections. This information had to be filed with the Argentine Central Bank on or prior to October 31, 2003, and the Argentine Central Bank has required updates.
     BASIC System
     The Argentine Central Bank established a control system (“BASIC”) which requires all financial entities to comply with a set of procedures concerning the operations of such financial entities with the purpose of allowing the public access to a greater level of information and safety with respect to their holdings in the Argentine financial system. Each letter of the BASIC system corresponds to one of the following procedures:
- B (“Bonos” or Bonds). On an annual basis, all financial institutions in Argentina were required to engage in certain debt issuing transactions in order to expose them to scrutiny and analysis by third parties with high standards. The Bank was always in compliance with this requirement, which was repealed through Argentine Central Bank Communiqué “A” 3498, effective March 1, 2002.
- A (“Auditoría” or Audit). The Argentine Central Bank requires a set of audit procedures that include: (a) the creation of a registry of auditors; (b) the implementation of strict accounting procedures to be complied with by auditors; (c) the payment of a performance guarantee by those auditors to induce their compliance with the procedures, and (d) the creation of a department within the Argentine Central Bank liable for verifying that the procedures are followed. The purpose of this requirement is to assure accurate disclosures by the financial institutions to both the Financial Superintendency and the public.
- S (“Supervisión” or Supervision). The Argentine Central Bank has the right to inspect financial institutions from time to time.
- I (“Información” or Information). Financial institutions are required to file on a monthly basis certain daily, weekly, monthly and quarterly statistical information.
- C (“Calificación” or Rating). The Argentine Central Bank established a system requiring periodic credit evaluation by internationally recognized rating agencies, which was suspended by Communiqué “A” 3601 in May 2002.
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

     Limitations on Types of Business and Computable Capital
     As provided by the Financial Institutions’ Law, commercial banks are authorized to conduct all activities and operations that are not specifically prohibited by law or by regulations of the Argentine Central Bank. Some of the activities which are permitted include the ability to make and receive loans, to receive deposits from the public in both local and foreign currency, to guarantee customers’ debts, to acquire, place or negotiate stock or debt securities in the Argentine OTC Market, subject to the approval of the CNV, to conduct transactions in foreign currency, to act as fiduciary and to issue credit cards.
     Banks are not permitted to own commercial, industrial, agricultural and other types of businesses, except with prior authorization from the Argentine Central Bank. Under Argentine Central Bank regulations, the aggregate amount of equity investments of a commercial bank (including participations in domestic mutual funds called fondos comunes de inversión) may not exceed 50.0% of such bank’s Adjusted Shareholders’ Equity or Computable Regulatory Capital (as defined below). In addition, investments in:
-	equity shares without quotation excluding (a) stock of companies which provide services complementary to the services offered by the bank, and (b) certain stock participations which are necessary in order to obtain the rendering of public services, if any,

-	listed stock and participations in mutual funds which are not included in order to determine the capital requirements related to market risk; and

-	listed stock that does not have a “largely publicly available” market price (when daily quotes of relevant transactions are available, which quotes would not be significantly affected by the disposition of the bank’s holdings of such stock)
may not exceed, in the aggregate, 15.0% of a bank’s Adjusted Shareholders’ Equity.
     “Adjusted Shareholders’ Equity” or “Computable Regulatory Capital” is defined under the Argentine Central Bank’s regulations as: i) the core capital, which includes permanent capital, non-equity contributions, net worth adjustments, surplus reserves and retained earnings; ii) the supplementary capital, which may not exceed the core capital, consisting of retained earnings (50% of profits and 100% of losses) without an audit opinion (those corresponding to the last fiscal year can be included only when they have been audited), 50% of the reserves on the loan portfolio classified as “normal” (general reserves), and subordinated debt, not exceeding 50% of core capital, with a maturity of at least 5 years. In addition, the following items must be deducted from the calculated capital defined above: (i) sight deposits with foreign banks abroad not rated as investment grade; (ii) securities not deposited with the authorized custodian; (iii) sovereign bonds issued by a foreign government with a rating lower than that assigned to the Argentine sovereign bonds; (iv) share holdings in other financial institutions; (v) real estate not yet registered; (vi) goodwill; (vii) research and development expenses; (viii) provisioning deficiencies as determined by the Financial Superintendency.
     Nevertheless, for purposes of calculating the limits described both above and in “—Lending Limits,” it is not necessary to deduct the capital assigned to offshore branches from a bank’s shareholders’ equity.
     Under Argentine Central Bank regulations, financial institutions are typically precluded from engaging directly in insurance activities and from holding an equity interest in excess of 12.5% of the outstanding capital of a company that does not provide services complementary to those provided by financial institutions or which exceeds specified percentages of the respective financial institution’s Adjusted Shareholders’ Equity as described above. The Argentine Central Bank determines which services are complementary to the services provided by financial institutions.
     Due to the 2001-2002 crisis, through Communiqué “A” 3918, the Argentine Central Bank established that beginning on April 1, 2003 and until December 31, 2003, financial institutions will be allowed to receive in payment of credits granted shares or equity participations in the capital of a company that engages in activities other than complementary activities, not exceeding 20.0% of the capital stock or of voting rights, subject to certain conditions. Subsequently, the Argentine Central Bank postponed the expiration date of this authorization until December 31, 2004, and finally eliminated it, as long as the received assets were liquidated within the year, until reaching the admitted limit of holdings of 12.5% (Communiqué “A” 4402 and “A” 4439).

     Treatment of Losses in Connection with Amparo Claims
     Through Communiqué “A” 3916 dated April 3, 2003, the Argentine Central Bank provided for the recording of an intangible asset on account of the difference between the amount paid by financial institutions pursuant to legal actions and the amount resulting from the conversion into pesos of the balance of the U.S. dollar deposits reimbursed, at the exchange rate of Ps.1.4 per US$1.0 (adjusted by the CER plus interests accrued up to the payment date). In addition, it established that the corresponding amount shall be amortized in 60 monthly equal and consecutive installments as from April 2003.
     On November 17, 2005, through Communiqué “A” 4439, the Argentine Central Bank established that, beginning in December 2005, financial institutions having granted, as from that date, new commercial loans with an average life of more than two years could defer the losses related to the amortization of amparo claims. The maximum amount to be deferred cannot exceed 10% of financial institutions’ computable regulatory capital (“RPC”) nor 50% of the new commercial loans. Likewise, financial institutions will not be able to reduce the rest of their commercial loan portfolio. This methodology will be applied until December 2008, when the balance recorded as of that date will begin to be amortized in up to 36 monthly equal and consecutive installments. The application of this rule by the Bank resulted in the deferral of losses related to amparo claims for Ps.11.3 million in 2005.
     As of December 31, 2005, this intangible asset, net of amortizations, amounted to Ps.347.8 million, and the accumulated amortization between April 2003 and December 2005 amounted to Ps.332.4 million.
     The Bank has reserved its right to file any legal actions, at suitable times, in view of the negative effect caused on its financial condition by the reimbursement of originally dollar-denominated deposits, pursuant to legal orders or final judgments, either in dollars or in pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not included into the calculation of the compensation to financial institutions. The method of recording a deferred loss set forth by the Argentine Central Bank in the above-mentioned Communiqué does not affect the legitimacy of such rights.
     Legal Reserve Requirements for Liquidity Purposes
     Beginning in March 2002, after the liquidity crisis of late 2001 and early 2002, the Argentine Central Bank progressively introduced the minimum reserve requirements system that is currently in force.
     In March 2002, the Argentine Central Bank introduced the “minimum cash requirements.” These are established as a percentage of the balances of the different type of bank deposits and for time deposits balances (including deposits restructured as Cedros) the percentage varies with the remaining maturity. The Argentine Central Bank modifies from time to time the percentages of the minimum cash requirements depending on monetary policy considerations. Between May 2002 and November 2003 a “fund placement requirement” was in force. Compliance with the latter was accomplished through holdings of certain assets. In case a bank did not have the necessary assets, the minimum fund placement requirements turned into greater minimum cash requirements. In November 2003, the minimum fund placement requirements were discontinued.
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
     Through Communiqué “A” 3486, dated March 22, 2002, and Communiqué “A” 3528, dated March 25, 2002, the Argentine Central Bank established that the amount of foreign currency denominated deposits could only be applied to foreign trade financing, interbank loans and Lebac, and that those applied to other purposes would constitute a greater cash minimum requirement in pesos, for the same amount. Subsequently, other purposes were added to those previously mentioned, such as the granting of loans to finance imports of capital goods to be used to increase the production for the local market, i.e., that do not generate cash flows in the same currency.
     Pursuant to Communiqué “A” 4449, dated December 2, 2005, the Argentine Central Bank established that, effective December 2005, the minimum cash requirement in pesos is to be applied over the monthly average of the daily balances of the obligations comprised, except for the period December-February of the following year, for which the quarterly average will be used.
          At the end of fiscal year 2005, the percentages of minimum cash requirements applicable in accordance with Argentine Central Bank rules were as follows:

	In Pesos	In Dollars

Demand deposits:
– Current accounts (only in pesos)	15%
– Savings accounts	15%	30%
Time deposits (by remaining maturity):
– up to 29 days	14%	35%
– from 30 to 59 days	11%	28%
– 60 to 89 days	7%	20%
– 90 to 179 days	2%	10%
– 180 to 365 days	1%	6%
– more than 365 days	0%	0%
          After the end of fiscal year 2005, the Argentine Central Bank, through its Communiqué “A” 4509, issued on March 14, 2006 and effective April 1, 2006, increased from 15% to 17% the minimum cash requirement applicable to deposits and other demand obligations in pesos and to unused portions of overdraft facilities granted. In addition, Communiqué “A” 4473, dated January 9, 2006, established that beginning on February 1, 2006, deposits and other demand obligations in pesos, with a return greater than 75% of the private banks’ average BADLAR rate of the previous month, will be subject to a minimum cash requirement of 100%. Subsequently, through Communiqué “A” 4518, dated March 28, 2006, this rate went from 75% to 50%.
          In addition, through Communiqué “A” 4393, issued on July 25, 2005, the Argentine Central Bank established that the amounts corresponding to the 30% deposit requirement mentioned in “Main Regulatory Changes since 2002 – Foreign Exchange Market,” would be excluded for the purpose of determining the remuneration of the accounts held by banks at the Argentine Central Bank, and through its Communiqué “A” 4509, issued on March 14, 2006 and effective on April 1, 2006, it also excluded the minimum cash requirements on demand deposits and other demand obligations in pesos for computing the above mentioned remuneration.
          As of December 31, 2005, the Bank was in compliance with its legal reserve requirements.
          Capital Adequacy Requirements
          See ––“Selected Statistical Information—Regulatory Capital.”
          Lending Limits
          The aggregate amount of equity participations and “credit” (i.e., loans, certain accounts under the balance sheet heading “Other Receivables from Financial Brokerage” that represent credit transactions -such as holdings of debt securities or certificates of participation of financial trusts, the assets of which are composed of loans to the public or private sectors, and negotiable obligations without quotation- assets under financial leases, and the off-balance sheet accounts “Guarantees Granted” and “Unused Balances of Loans Granted”), together referred herein as “financial assistance,” a bank can grant to any credit customer at any time is based on the bank’s Adjusted Shareholders’ Equity on the last day of the immediately preceding month and on the customer’s net worth.
i) Limits that refer to the borrowers’ capital: as a general rule, financial assistance to a customer cannot exceed 100% of such customer’s capital. This limit may be raised up to 300% with the approval of the financial institution’s board of directors and if additional credit does not exceed 2.5% of a bank’s Adjusted Shareholders’ Equity. For forward transactions, different percentages are considered, depending on the transaction’s characteristics.

Until June 2006 (Communiqué “A” 4467), new financial assistance can be granted (up to a total limit of 15% of a bank’s Adjusted Shareholders’ Equity) exceeding the 300% limit of the customer’s capital. Such additional financial assistance cannot exceed 2.5% of a bank’s Adjusted Shareholders’ Equity.
ii) Limits that refer to the Adjusted Shareholders’ Equity of financial institutions: the limits to the financial assistance a bank can provide are (as a percentage of a bank’s Adjusted Shareholders’ Equity):

	Without Collateral	With Collateral

Non-related Customers	15%	25%
Domestic Financial Institutions (*)	25%	25%
Foreign Financial Institutions (Investment grade)	25%	25%
Foreign Financial Institutions (Other)	5%	5%
Reciprocal Guarantee Entities authorized by the Argentine Central Bank (**)	—	25%
Public sector (***):
i) National	50%	50%
ii) City of Buenos Aires and Provinces (each)	10%	10%
iii) Municipalities (each)	3%	3%

(*)	For bankers’ banks, the limit is 100%.

(**)	Law 24,467: associations of companies authorized by the Argentine Central Bank to guarantee loans. In case one of the companies fails to pay, the other takes responsibility.

(***)	Excess over the new limits set in March 2003 will not be computed if arising from loans granted before March 2003, if determined or increased by the reception of bonds or promissory notes as compensation for the asymmetric pesification, or if arising from the rolling over of preexisting loans.
          Communiqué “A” 3911 issued on March 28, 2003, established the applicable limits above to a financial institution’s new exposure to the Argentine public sector (granted after April 1, 2003). These limits exclude the exposure outstanding as of March 31, 2003, the government securities received as compensation in accordance with Decree No. 905/02 or those to be received pursuant to other regulations, and the roll over of principal payments. Total exposure to the public sector, described in items (i), (ii) and (iii) in the table above, must not exceed 75.0%.
          In addition, according to item 12 of this Communiqué, beginning on January 1, 2006, a bank’s total financial assistance, without any exemption, to all the public sector, must not exceed 40.0% of a bank’s total assets as of the end of the previous month. Any excess over this limit will require an equal increase in the minimum capital requirement of the bank. The Bank has submitted a plan in order to comply with item 12 of Communiqué “A” 3911, as amended, over time, which has been approved by the Argentine Central Bank on February 28, 2006. The Bank is currently in compliance with this plan, with no additional capital requirements arising from the excess carried.
          iii) The limits on equity interests in other companies are the following:

	Limit on a Bank’s Adjusted		Limit on a Company’s Net
	Shareholders Equity		Worth

Companies with non-complementary activities	(*	)	12.5	%(***)
Companies with complementary activities	(*	)	100%
Total shares	50%
Shares without quotation (**)	15%

(*)	See previous table.

(**)	Includes shares that do not quote frequently and therefore are not subject capital requirements to cover market risk.

(***)	Until December 2004 shares or equity interests could be taken in payment of credits, up to 20% of the firm’s capital, without exceeding 20% of the votes. They had to be sold within one year so as to reach the regulatory limit.
          Financial assistance is also limited in order to prevent portfolio concentration. To that end, the aggregate of all financial assistance that, taken alone, exceeds 10% of a bank’s Adjusted Shareholders’ Equity, must not exceed: three times and five times a bank’s Adjusted Shareholders’ Equity, excluding and including, respectively, the financial assistance to local banks. For a bankers’ bank the latter limit is 10 times.

          Financial assistance exceeding 2.5% of a bank’s Adjusted Shareholders’ Equity, except interbank loans, must be approved by a bank’s board of directors.
          The Argentine Central Bank regulates financial assistance to a bank’s “related parties,” defined as a bank’s affiliates and related individuals. For purposes of these lending limits, “affiliate” means any entity over which a bank, directly or indirectly, has control, is controlled by, or is under common control with, or any entity over which a bank has, directly or indirectly, significant influence with respect to such entity’s corporate decisions. “Related individuals” means a bank’s directors, senior management, syndics and such persons’ direct relatives.
          The Argentine Central Bank limits the amount banks can lend to their related parties depending on the rating granted to each bank by the Financial Superintendency. Banks rated 4 or 5 are forbidden to lend to their related parties. Banks ranked between 1 and 3 cannot extend financial assistance to their related parties in an amount which exceeds, together with any equity participation held by the bank in its affiliates, 5.0% of such bank’s Adjusted Shareholders’ Equity. However, a bank may grant additional financial assistance to such related parties up to an amount equal to 10.0% of such bank’s Adjusted Shareholders’ Equity: (i) if the affiliate provides complementary services (defined as services in connection with stock brokerage, issuance of credit or debit or similar cards, financial intermediation in leasing and factoring transactions) (ii) in the case of temporary acquisition of shareholdings in companies to facilitate their development in order to sell such holdings afterwards, (iii) if the affiliate is a local financial institution rated other than 1 or 2 by the Argentine Central Bank, or (iv) if such additional financial assistance is secured with certain liquid assets, including public or private debt securities. If the affiliate is a financial institution rated 1, the amount of financial assistance can reach 100.0% of a bank’s Adjusted Shareholders’ Equity. If the receiving affiliate financial institution is rated 2, the amount of financial assistance can reach 10.0% without limitations and an additional 90.0% should the term for the loans and other credit facilities not exceed 180 days.
          In addition, the aggregate amount of a bank’s equity participation in, and non-exempt financial assistance to, its related parties may not exceed 20.0% of such bank’s Adjusted Shareholders’ Equity.
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
          Notwithstanding the limitations described above, the aggregate amount of non-exempt financial assistance (including equity participations) independently of whether customers qualify as related parties or not of a bank, in the case in which such financial assistance and participation exceeds 10.0% of such bank’s Adjusted Shareholders’ Equity, may not exceed three times the bank’s Adjusted Shareholders’ Equity excluding financial assistance to domestic financial institutions, or five times the bank’s Adjusted Shareholders’ Equity including financial assistance to domestic financial institutions.
          The Bank has historically complied with such rules. On February 11, 2002, through its Resolution No. 81/02, the board of directors of the Argentine Central Bank prohibited the Bank from granting any further financing to related parties.
          Loan Classification System and Loan Loss Provisions
          For a description of the Argentine Central Bank’s loan classification system and the Argentine Central Bank’s minimum loan provision requirements, see “—Selected Statistical Information—Argentine Central Bank’s Loan Classification and Loan Loss Provisions.”
          Valuation of Public Sector Assets
          For a description of the rules governing the valuation of public sector assets, see “—Selected Statistical Information—Government and Corporate Securities” and “—Selected Statistical Information—Loan Portfolio.”

          Financial Assistance from the Argentine Central Bank
          Financial Assistance Granted for Liquidity Support Granted After March 10, 2003
          Communiqué “A” 3901, issued on March 19, 2003, established an automatic mechanism to regulate the provision by the Argentine Central Bank to financial institutions of assistance for liquidity support. This mechanism does not apply to the financial assistance granted for such reasons during the 2001-2002 crisis.
          Financial Assistance for Liquidity Support Granted Before April 1, 2003
          Through Decree No. 739/03, dated April 1, 2003, the Argentine Government established a voluntary procedure for the restructuring of the financial assistance granted by the Argentine Central Bank to financial institutions during the 2001-2002 crisis. The basic purpose was to harmonize the cash flows of those financial institutions that were simultaneously debtors (for having received financial assistance from the Argentine Central Bank) and creditors (for their holdings of debt instruments) of the public sector.
          Section 9 of this Decree established that balances due must be amortized in pesos, with the proceeds of the assets provided as collateral for the financial assistance received, but without exceeding 70 monthly installments. Argentine Central Bank Communiqué “A” 3941 established a minimum cumulative amortization schedule and monthly repayment and that all amortization and interest payments must be automatically withdrawn from the accounts financial institutions hold with the Argentine Central Bank. Voluntary prepayment was also made available. This Decree also established that the restructured financial assistance must be secured by Secured Loans and, in the absence of the latter, promissory notes or Bogar issued under Decree No. 1579/02, or bonds issued under Decrees No. 905/02, 1836/02 and 739/03. Pursuant to Argentine Central Bank Communiqué “A” 3941, all instruments to be delivered as collateral must be adjustable by the CER. These securities are to be kept with no decrease until the restructuring of the Argentine Government’s foreign debt is concluded under Decree No. 1387/01 or December 31, 2004, whichever occurs first (except for prepayments, in which case the securities are to be returned on a pro rata basis in the inverse order of their granting).
          Decree No. 1262/03, dated May 26, 2003, provided that the Argentine Central Bank could modify the above mentioned repayment conditions, when the URSF established so, if, among others, the average life of the assets granted as collateral for the financial assistance received exceeded 70 months. In this case, repayment would occur in the same number of installments as that of the assets granted as collateral for the financial assistance received, with a maximum number of 120 monthly installments and a monthly amortization of not less than 0.4% of the outstanding balance.
          In accordance with Argentine Central Bank Communiqué “A” 3940, for a bank to be eligible to restructure financial assistance for liquidity support provided to it by the Argentine Central Bank, under the terms of Decrees No. 739/03 and No. 1262/03, it must have received the Argentine Central Bank’s approval of the terms and conditions for restructuring its foreign debt before December 5, 2003.
          Through its Resolution No. 1 dated November 27, 2003, the URSF authorized the Argentine Central Bank to extend the maturity of the Banks’ debt for liquidity support with said entity, within the provisions of Decree No. 739/03, in accordance with the repayment schedule submitted by the Bank to the Argentine Central Bank and under the terms of Decree No. 1262/03. On February 3, 2004, the Argentine Central Bank informed the Bank that it had approved the Bank’s request to adhere to the restructuring of the debt owed to said entity under the provisions of the abovementioned Decrees, and that it had authorized such debt’s amortization schedule submitted by the Bank, which was the result of the minimum amortization defined by the applicable regulations and of the cash flows of the assets eligible as collateral pursuant to such regulations. Consequently, this schedule established the debt repayment in 92 monthly installments as from March 2004, when the first installment was paid.
          Until May 2006, the Bank has paid 26 installments of this schedule, and at the end of 2005 and mainly in 2006, it applied significant amounts to payment in advance on such liability, derived from the sale of Bogar and Secured Loans granted as collateral for such liability, which proceeds continued to serve as collateral until the application thereof. Given that these sales modified the cash flow of the assets granted as collateral and that the payments modified the amounts due, the repayment schedule was also modified, with the number of monthly installments having been reduced to 65 (as from March 2004). For additional information, please see Item 8. “Financial Information—Significant Changes.”
          Foreign Currency Position
          Through Communiqué “A” 3889, the Argentine Central Bank limited financial institutions’ foreign currency exposure based on such institutions’ “Global Foreign Currency Net Position” (assets and liabilities from financial brokerage and securities denominated in foreign currencies). Beginning on May 1, 2003, the absolute value of the “Global Foreign Currency Net Position” could not exceed 30.0% of a bank’s computable capital or Adjusted Shareholders’ Equity as of the end of the previous month. In the case of short positions, the limit was set at the lower of 30.0% of computable capital or liquid shareholders’ equity. Through Communiqué “A” 4350, dated on May 12, 2005, the Argentine Central Bank suspended, effective May 1, 2005, the limit on the positive Global Foreign Currency Net Position. The limit on the negative Global Foreign Currency Net Position was maintained at 30.0% of computable capital.
          Deposit Insurance System
          In 1995, Argentine Law No. 24,485 and Decree No. 540/95, as amended by Decree No. 1292/96 and Decree No. 1127/98, created a deposit insurance system for bank deposits and delegated to the Argentine Central Bank the organization and start-up of the deposit insurance system. The deposit insurance system was implemented through the creation of a fund named Fondo de Garantia de los Depósitos (“FGD”) which is administered by Seguros de Depósitos S.A. (“Sedesa”). The shareholders of Sedesa are the Argentine Government through the Argentine Central Bank, which holds at least one share, and a trust constituted by the financial institutions authorized as such by the Argentine Central Bank which participate in the fund. The Argentine Central Bank establishes the extent of participation by each institution proportionally to the resources contributed by each such institution to the FGD (Communiqué “A” 2337). Banks’ contribution to the FGD is monthly and mandatory and it currently amounts to 0.015% of the daily average of a financial institution’s deposits (both pesos and foreign currency denominated).
          The deposit insurance system covers all peso and foreign currency deposits held in demand deposit accounts, savings accounts and time deposits for an amount up to Ps.30,000. Deposits made after July 1, 1995, with an interest rate 200 basis points above the interest rate quoted by Banco Nación for deposits with equivalent maturities are not covered by this system. This guarantee shall be made effective within 30 days from the revocation of the license of a financial institution, subject to the outcome of the exercise by depositors of their priority rights described under “—Priority Rights of Depositors” below. The Argentine Central Bank may modify, at any time, and with general scope, the amount of the mandatory deposit guarantee insurance.
          Decree No. 1292/96, enhanced Sedesa’s functions to allow it to provide equity capital or make loans to Argentine financial entities experiencing difficulties and to institutions which buy such Argentine financial entities or buy the deposits of such Argentine financial entities. As a result of such decree, Sedesa has the flexibility to intervene in the restructuring of a financial institution experiencing difficulties prior to bankruptcy.
          Priority Rights of Depositors
          According to section 49 e) of the Financial Institutions Law, as amended by Law No. 25,780 dated September 8, 2003, in case of judicial liquidation or bankruptcy of a financial entity, the holders of deposits in pesos and foreign currency benefit from a general priority right to obtain repayment of their deposits up to the amount set forth below, with priority rank over all other creditors, with the exception of the following: (i) credits secured by a mortgage or pledge, (ii) rediscounts and overdrafts granted to financial entities by the Argentine Central Bank, according to section 17 subsections b), c) and f) of the Argentine Central Bank Charter, (iii) credits granted by the Banking Liquidity Fund created by Decree No. 32 of December 26, 2001, secured by a mortgage and pledge and (iv) certain labor credits, including accrued interests until its total cancellation. Pursuant to section 16 of Law No. 25,780 during the term of emergency set forth under the Public Emergency Law (No. 25,561) the Argentine Central Bank can grant rediscounts and overdrafts to financial entities with liquidity and solvency problems, included those entities under a restructuring process as contemplated in section 35 bis of the Financial Institutions Law.

          The holders of the following deposits are entitled to the general preferential right established by the Financial Institutions Law (following this order of preference),
–	deposits of individuals or entities up to Ps.50,000 or the equivalent thereof in foreign currency, enjoying this preference only one person per deposit. For the determination of this preference, all deposits of the same person registered by the entity shall be computed;

–	deposits in excess of Ps.50,000 or the equivalent thereof in foreign currency, referred to above;

–	liabilities originated on commercial credit lines granted to the financial entity, which are directly in connection with international trade.
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
          Financial Institutions with Economic Difficulties
          The Financial Institutions Law establishes that financial institutions, including commercial banks such as the Bank, which evidence a cash reserve deficiency, have not abided by certain technical standards, have not maintained minimum net worth standards, or which solvency or liquidity is deemed to be impaired by the Argentine Central Bank must submit a restructuring plan (a “Restructuring Plan”) to the Argentine Central Bank. Such Restructuring Plan must be presented to the Argentine Central Bank on the date specified by the Argentine Central Bank, which should not be later than 30 calendar days from the date on which the request is made by the Argentine Central Bank. In order to facilitate the implementation of a Restructuring Plan, the Argentine Central Bank is authorized to provide a temporary exemption from compliance with technical regulations and/or the payment of charges and fines which arise from such non-compliance.
          The Argentine Central Bank may also, in relation to a Restructuring Plan presented by a financial institution, require such financial institution to provide guarantees or limit the distribution of profits, and appoint a supervisor, to oversee such financial institutions’ management, with the power to veto decisions taken by the financial institution’s corporate authorities.
          In addition, the Argentine Central Bank’s charter authorizes the Financial Superintendency within the Argentine Central Bank, subject only to the prior approval of the president of the Argentine Central Bank, to suspend for up to 30 days, in whole or in part, the operations of a financial entity if its liquidity or solvency has been adversely affected. Notice of this decision must be given to the board of directors of the Argentine Central Bank. In case at the end of such suspension period the Financial Superintendency considers it is necessary to renew it, it can only be authorized by the board of directors of the Argentine Central Bank, for an additional period not to exceed 90 days. During the suspension: (i) there is an automatic stay of claims, enforcement actions and precautionary measures; (ii) any commitment increasing the financial institution’s liabilities is void, and (iii) acceleration of indebtedness and interest accrual is suspended.
          If, in the judgment of the Argentine Central Bank, a financial institution is in a situation which, under the Financial Institutions’ Law, would authorize the Argentine Central Bank to revoke the financial institution’s license to operate as such, the Argentine Central Bank may, prior to considering such revocation, order a variety of measures, including (1) taking steps to reduce, increase or sell the financial institution’s capital; (2) revoking the approval granted to the shareholders of the financial institution to own an interest therein, giving a term for the transfer of such shares; (3) exclusion and transfer of assets and liabilities; (4) constituting trusts with part or all the financial institution’s assets (5) granting of temporary exemptions to comply with technical regulations and/or pay charges and fines arising from such defective compliance; or (6) appointing a bankruptcy trustee and removing statutory authorities.
          Furthermore, it is provided that, those acts which are authorized, commissioned or decided by the Argentine Central Bank under section 35bis of the Financial Institutions’ Law, involving the transfer of assets and liabilities, or which complement it, or are necessary to execute the restructuring of a financial institution, as well as those related to the reduction, increase and sale of equity, are not subject to any court authorization and cannot be deemed inefficient in respect of the creditors of the financial institution which was the owner of the excluded assets, even though its insolvency preceded such exclusion.
          Dissolution and Liquidation of Financial Institutions
          The Argentine Central Bank must be notified of any decision to dissolve a financial institution pursuant to the Financial Institutions’ Law. The Argentine Central Bank, in turn, must then notify a court of competent jurisdiction which will determine who will liquidate the entity (the corporate authorities or an appointed, independent liquidator). This determination is based on whether or not sufficient assurances exist which indicate that such corporate authorities are able to carry out the liquidation properly.
          Pursuant to the Financial Institutions’ Law, the Argentine Central Bank no longer acts as liquidator of financial institutions. However, when a Restructuring Plan has failed or is not considered viable, local and regulatory violations exist, or substantial changes have occurred in the financial institution’s condition since the original authorization was granted, the Argentine Central Bank may decide to revoke the license to operate as a financial institution. In this case, the law allows judicial or extrajudicial liquidation as in the case of voluntary liquidation described in the preceding paragraph.
          Bankruptcy of a financial institution cannot be adjudicated until the license is revoked by the Argentine Central Bank. No creditor, with the exception of the Argentine Central Bank, may request the bankruptcy of the former financial entity until 60 days have elapsed since the revocation of the license.
Item 4A. Unresolved Staff Comments
          None.
Item 5. Operating and Financial Review and Prospects
Item 5A. Operating Results
General
          The following discussion and analysis is intended to help understand and assess the significant changes and trends in our historical results of operations and the factors affecting our resources. You should read this section in conjunction with our audited consolidated financial statements and their related notes included elsewhere in this annual report.
Inflation Accounting Adjustments
          As a result of the adoption of various regulations since 2002, in addition to adjusting our financial statements for inflation until February 28, 2003, using the variation of the WPI, as described in “Presentation of Financial Information” at the beginning of this annual report, we have also been required to adjust the principal of certain of our assets and liabilities according to changes in certain indexes. The following table shows the rate of inflation, as measured by the WPI and the consumer price index (the “CPI”), and the evolution of the indexes (the CER and the CVS) used to adjust the principal of certain of our assets and liabilities, for the periods indicated.

	For the 12-month period ended December 31,
	2005	2004	2003

Inflation (1)
Wholesale Price Index	10.69%	7.84%	2.03%
Consumer Price Index	12.33%	6,10%	3.66%
Adjustment Indexes
CER	11.75%	5.48%	3.66%
CVS (through March 31, 2004)	—	5.32%	15.85%

(1)	Source: INDEC.

          In the first five months of 2006, the WPI increased 4.16% and the CPI increased 4.39%. Over the same period, the CER increased 5.10%. The CVS was discontinued on April 1, 2004, having increased 5.32% in the first quarter of 2004.
Main Developments Since the 2001-2002 Crisis
          During 2001 and 2002, Argentina went through a period of great political, economic and social instability, which led to a significant decline in economic activity, a banking crisis that followed massive runs on the financial system’s deposits during most of 2001, the default on part of Argentina’s sovereign foreign debt, the devaluation of the Argentine peso in January 2002 and high inflation. In early 2002, the Argentine Government undertook a number of far-reaching initiatives that radically changed the monetary and foreign exchange regime of the country and the regulatory environment for doing business in Argentina for all sectors of activity, including the financial sector. The negative impact of the crisis and these measures on the Argentine economy and on us was significant. See Item 4. “Information on the Company––Main Regulatory Changes since 2002” and “—Results of Operations for the Fiscal Years Ending December 31, 2005, December 31, 2004 and December 31, 2003.”
          The following are the main changes in our assets that resulted from the 2001-2002 crisis and the Argentine Government’s measures to deal with such crisis:
▪	In late 2001, we tendered most of our predominantly dollar-denominated Argentine National Government debt instruments, which were mainly held by the Bank, into the exchange to implement the restructuring of such instruments which we exchanged for Secured Loans, under the provisions of Decree No.1387/01, which loans were subsequently pesified in 2002. The exchange of those assets representing an exposure to the provincial governments was not completed until mid 2003 (and under different economic terms). As a result, as of December 31, 2005, we held Ps.5,187.5 million of Secured Loans. After the end of the 2005 fiscal year, the balance of these loans decreased due to sales. See Item 4. “Information on the Company—Selected Statistical Information—Loan Portfolio,” “—Consolidated Assets—” and Item 8. “Financial Information—Significant Changes.”

▪	All of our portfolio of dollar-denominated loans to the Argentine provincial governments, which were mainly held by the Bank, was restructured into Bogar, a process that began in late 2001 and ended in mid 2003, including the pesification of such loan portfolio in 2002, under the provisions of Decree No. 1579/02. As a result, as of December 31, 2005, we held Ps.3,823.3 million of Bogar. After the end of the 2005 fiscal year, the balance of these loans was significantly reduced due to sales. See Item 4. “Information on the Company—Selected Statistical Information—Loan Portfolio,” “—Consolidated Assets—” and Item 8. “Financial Information—Significant Changes.”

▪	The Bank became entitled to receive and acquire Boden 2012 as compensation for the negative effects of the asymmetric pesification. As a result, the total amount of Boden 2012 recorded in our books as of December 31, 2005, net of Boden 2012 already used, was Ps.5,142.9 million. See Item 4. “Information on the Company—Selected Statistical Information—Government and Corporate Securities” and Item 4. “Information on the Company—Main Regulatory Changes since 2002—Compensation to Financial Institutions.”

▪	In January 2005, the Bank tendered in the restructuring of the Argentine sovereign debt its US$281 million holdings of External Notes and opted to receive Peso-denominated Discount Bonds and GDP-Linked Units. We recorded those bonds for Ps.733.3 million as of December 31, 2005. See Item 4. “Information on the Company—Selected Statistical Information— Government and Corporate Securities.”

▪	In addition, the Bank restructured most of its portfolio of commercial loans, after loans to the private sector were pesified, as explained under Item 4. “Information on the Company—Main Regulatory Changes since 2002—Loans.” This process began in 2002, advanced significantly in 2003 and 2004 and was substantially finalized in 2005.

▪	As a result of having reimbursed deposits, pursuant to amparo claims, for amounts greater than those specified by the Argentine Government’s pesification rules, the Bank incurred losses that have not been compensated by the Argentine Government and recorded such losses as an asset which, net of accumulated amortization, amounted to Ps.347.8 million as of December 31, 2005. See “—Argentine Banking System and Regulation—Argentine Banking Regulation—Treatment of Losses in Connection with Amparo Claims.”
          In addition, beginning in May 2002, we implemented a plan in order to restore the Bank’s liquidity and financial condition which had been affected by the crisis. Among others, as part of this plan:
▪	In 2002, the Bank significantly streamlined its operational structure and reduced its administrative expenses in order to adapt to the new economic and regulatory context that resulted from the 2001-2002 crisis. Subsequently, a strict cost-control policy was applied. In 2004 and 2005, the expansion of the Bank’s business led to an increase in our administrative expenses consistent with such expansion. See “—Results of Operations for the Fiscal Years Ending December 31, 2005, December 31, 2004 and December 31, 2003.”

▪	In mid 2002, the Bank restructured the liabilities of its New York Branch, prior to the orderly winding down of its affairs, which concluded in January 2003. As of December 31, 2005, US$77 million in aggregate principal amount of two negotiable obligations issued by the Bank’s Head Office in Argentina to restructure the New York Branch debt were outstanding. See Item 4. “Information on the Company—History—Restructuring of Our Subsidiaries’ Debt—Banco Galicia—Restructuring of the Bank’s New York Branch Debt.”

▪	During 2002 and 2003, deposits at Galicia Uruguay and Galicia Cayman amounting in aggregate to US$1.1 billion were restructured. As of December 31, 2005, such debt had decreased to approximately 12% of its original aggregate amount, as a result of payments and offers to exchange restructured debt for, mainly, Boden 2012 and cash. See Item 4. “Information on the Company—History—Restructuring of Our Subsidiaries’ Debt—Banco Galicia Uruguay S.A. and Galicia (Cayman) Ltd.”

▪	The Bank’s representative offices in São Paulo and London, as well as the Bank’s securities business incorporated in the United Kingdom, Galicia y Buenos Aires Securities (UK) Ltd., were closed on September 30, 2002. After the end of fiscal year 2005, the Cayman Branch was closed.

▪	On November 25, 2003, the Bank launched the exchange offer to restructure US$1,476 million in principal and past due capitalized interest of foreign debt of its Head Office in Argentina and its Cayman Branch. This restructuring was successfully concluded on May 18, 2004, with the participation of creditors holding 98.2% of the principal amount of the debt subject to restructuring. See Item 4. “Information on the Company—History—Restructuring of Our Subsidiaries’ Debt—Banco Galicia—Restructuring of the Foreign Debt of the Bank’s Head Office in Argentina and its Cayman Branch.”
          In addition:
▪	In 2002, the Argentine Government restructured banks’ dollar-denominated deposits and peso time deposits, including Banco Galicia’s dollar-denominated deposits and peso time deposits, and subsequently issued regulations providing for several exchanges of Reprogrammed Deposits for government bonds. These deposits decreased also by virtue of the payments made by the Bank in accordance with the schedule established by the Government, which finalized in August 2005. As of December 31, 2005, the Bank had only a non-material amount of Reprogrammed Deposits with amparo claims. See Item 4.“Information on the Company––Main Regulatory Changes since 2002—Deposits.”

▪	In 2003, the Bank began to restructure the financial assistance from the Argentine Central Bank, received during the 2001-2002 crisis, from a one-month revolving facility into a long-term CER adjusted facility as explained herein, a process that concluded in February 2004. As of December 31, 2005, this financial assistance amounted to Ps.5,314.9 million. During the first quarter of 2006 and in the first days of April, this liability had been reduced by Ps.2,678.2 million, mainly as a result of anticipated payments made using the proceeds of public-sector assets granted as collateral for such liability and also as a result of the scheduled monthly payments. See “—Funding,” and Item 8. “Financial Information—Significant Changes.”

▪	As a result of the measures undertaken by the Argentine Government to compensate financial institutions for the asymmetric pesification, as of December 31, 2005, our balance sheet included Ps.3,296.6 million on account of the advance to be granted to the Bank by the Argentine Central Bank to fund the acquisition of the Boden 2012 corresponding to the Hedge Bond. See “—Funding.”
          In the restructuring of our liabilities, we sought and managed to create a new debt profile consistent with the expected cash flow of our assets and to prevent the servicing of the restructured debt from affecting the growth prospects of our business.
          Since the second half of 2002, our financial condition and level of activity have improved along with an improved overall economic situation in Argentina and as a result of the implementation of the above mentioned plan.
          Within the framework of an expanding economy, our operations expanded significantly. We were able to continuously increase our customer base and our services and financial intermediation activities with the private sector. At the same time, our loans and deposits grew at a rate higher than that of the financial system as a whole (except for loans in 2004), strengthening our position as a leading domestic private-sector financial institution. All of this resulted in an increase of our net financial income (before adjustments from the valuation of public-sector assets in accordance with Argentine Central Bank rules and the profits from the restructuring of our foreign debt in 2004) and net income from services, in the three years ended December 31, 2005. See “––Results of Operations for the Fiscal Years Ending December 31, 2005, December 31, 2004 and December 31, 2003.”
          Our total deposits began to grow in the second half of 2002 and increased 24.6% in 2005, 21.0% in 2004 and 6.5% in 2003, with the increase being attributable to the raising of private-sector deposits. The Bank’s market share of the financial system’s private-sector deposits, considering only private-sector deposits raised by the Bank’s Argentine operations, increased to 7.97% at the end of fiscal year 2005 from 5.62% at the end of fiscal year 2003. Loan origination began to increase gradually in 2003, and the Bank’s loans to the private sector increased 11.2% in 2004 and 21.3% in 2005. The Bank’s private-sector loan portfolio market share increased to 7.31% at the end of fiscal year 2005 from 6.43% at the end of the prior fiscal year.
          In addition, our asset quality also recorded a significant improvement. The ratio of non-accrual loans to total private-sector loans decreased from 31.19% at the end of fiscal year 2003 to 6.78% at the end of fiscal year 2005, which also contributed to the increase of our net income (before adjustments from the valuation of public-sector assets in accordance with Argentine Central Bank rules, the profits from the restructuring of our foreign debt in 2004, and the amortization of the losses from amparo claims).
Currency Composition of Our Balance Sheet
          In 2002, together with the asymmetric pesification and the measures taken to compensate for it, the Argentine Government modified the yields of assets and the cost of liabilities that had been pesified. In general, maximum and minimum fixed interest rates were established for pesified assets and liabilities, respectively. In addition, the principal of those assets and liabilities was adjusted by the change in the CER or the CVS, with the latter adjustment being applicable up to March 31, 2004. In addition, in most cases, but especially in the case of public-sector assets, maturities were extended. The terms and conditions of peso-denominated loans to the public sector and of certain peso-denominated deposits were also modified. See Item 4. “Information on the Company—Main Regulatory Changes since 2002.”

          As a result of these measures, as of December 31, 2005, December 31, 2004, and December 31, 2003, our balance sheet showed the following currency mismatches:
•	CER mismatch: The Bank’s peso-denominated assets subject to adjustment by the CER (mainly Secured Loans and Bogar) exceeded its CER-adjusted peso-denominated liabilities (mainly the financial assistance from the Argentine Central Bank, the advance to be provided by the Argentine Central Bank to purchase the Hedge Bond and CER-adjusted deposits). See “—Funding” below.

•	Foreign-currency mismatch: The Bank’s dollar-denominated assets (mainly Boden 2012) exceeded its dollar-denominated liabilities (debt securities, borrowings from foreign banks and deposits in foreign branches and subsidiaries). See Item 11. “Quantitative and Qualitative Disclosures About Market Risk-Foreign Exchange Rate Risk.”

•	Peso mismatch: The Bank’s peso-denominated liabilities (mainly voluntary deposits) exceeded its assets (mainly liquidity reserves and loans to the private sector), in each case, bearing market interest rates.
          The net portfolios in CER-adjusted and foreign currency-denominated assets are funded by peso-denominated liabilities and by the Bank’s shareholders’ equity.
          The following table sets forth our assets and liabilities denominated in foreign currency, in pesos and adjustable by the CER, at the dates indicated.

	As of December 31,
	2005		2004		2003
	(In millions of pesos)
Assets
In pesos, unadjusted	Ps.	7,.977.3	Ps.	5,666.0	Ps.	3,898.5
In pesos, adjusted by the CER		10,671.5		10,198.4		10,302.8
In pesos, adjusted by the CVS (1)		—		—		317.1
In foreign currency (2)		6,807.4		7,786.2		8,304.5

Total Assets	Ps.	25,456.2	Ps.	23,650.6	Ps.	22,822.9

Liabilities and Shareholders’ Equity
In pesos, unadjusted, including shareholders’ equity		9,350.0	Ps.	7,871.1	Ps.	5,951.6
In pesos, adjusted by the CER		9,909.4		9,236.0		8,979.3
In foreign currency (2)		6,196.8		6,543.5		7,892.0

Total Liabilities and Shareholders’ Equity	Ps.	25,456.2	Ps.	23.650.6	Ps.	22,822.9

(1)	The Bank began to apply the CVS adjustment to the principal of certain loans, as applicable according to the regulations, in November 2003. The CVS adjustment was applicable until March 31, 2004. There were no liabilities adjustable by the CVS.

(2)	If adjusted to reflect forward sales and purchases of foreign exchange made by the Bank and recorded off-balance sheet, assets amounted to Ps.6,819.6 million and liabilities Ps.6,457.3 million.
          Funding of our long position in CER-adjusted assets through peso-denominated liabilities bearing a market interest rate (and no principal adjustment linked to inflation) exposes us to differential fluctuations in the inflation rate and in market interest rates, with a significant increase in market interest rates vis-à-vis the inflation rate (which is reflected in the CER variation) having a negative impact on our net financial income.
The Argentine Economy in 2005
          During 2005, the Argentine economy continued to grow, after three years of significant growth. The Argentine GDP grew 9.2% in 2005, 9.0% in 2004 and 8.8% in 2003. Market estimates for GDP growth published by the Argentine Central Bank place GDP growth in 2006 in the 7-8 % range.
          In 2005, the increase in the economy’s level of activity was accompanied by a moderate but increasing inflation. The CPI increased 12.3% in 2005. This upward trend in the price level is mainly attributable to a progressive reduction in the idle installed capacity of the economy, together with a moderate relative prices adjustment between the tradable and non-tradable sectors. An accommodating monetary policy and a less contractive fiscal policy had also an inflationary bias. Inflation exceeded both the upper ceiling set by the Argentine Central Bank’s monetary program and the rate estimated by the Government’s 2005 Budget. Consequently, in the second half of the year, the Government implemented a series of measures aimed to restrain the increase in prices, which mainly consisted of sector-specific agreements to limit such increases, most of which were in the food and beverage sectors.
          The significant foreign-currency surplus -favored by higher export prices and also an upward trend in the physical volumes of exports-, together with a still robust Argentine Government’s fiscal position, allowed the exchange rate to remain relatively stable and interest rates to remain low but showing an increasing path at the end of the year. Furthermore, growth and institutional and macroeconomic stability led to an improvement in economic agents expectations, which was reflected in a continued strong domestic demand. This allowed the industrial sector to grow considerably. In fact, this sector was one of the most dynamic ones, together with the construction sector.
          The recovery of the real economy was also reflected in the monetary variables, with total credit to the private sector and total deposits experiencing sustained growth during the year.
          In January 2005, the Argentine Government launched the exchange offer to restructure Argentina’s defaulted foreign debt, a process that ended on February 25 of that year, with a high degree of creditor participation. The completion of this process implied a strong reduction of sovereign indebtedness, both with international and domestic creditors. Of a US$81.8 billion of debt subject to restructuring, the Government’s offer was accepted by holders of 76.24% of such debt. The total stock of public debt was therefore reduced by US$67,300 million, which implied a substantial improvement in the sovereign debt-to-GDP ratio, which fell from 113% to 73% after the debt exchange (not including holdouts which represent approximately 13% of GDP). In addition, interest accrual on such debt was significantly reduced, from 8% of GDP to 2% after the restructuring.
          As part of the Government’s debt reduction policy, the Ministry of Economy announced, in December 2005, the decision to pay in advance the entire debt with the International Monetary Fund (“IMF”). The total payment, approximately US$9.5 billion, was made using Argentine Central Bank’s international reserves. In return, the Government issued a 10-year term peso-denominated non-transferable note, to restore the assets of the Argentine Central Bank. In this way, the Government was able to ease the financial program for upcoming years.
The Argentine Financial System in 2005
          During 2005, the financial system developed well, particularly in terms of intermediation activity. In fact, a significant increase in private-sector deposits and a sustained recovery of loans to the private sector were recorded, within an environment of high liquidity of the system as a whole. The ratios of deposits and loans as a percentage of GDP reached in 2004 were surpassed, even though they remained below international levels and the domestic levels observed in the past, especially for loans.
          Total deposits in the financial system increased 18.0% to Ps.134,955 million by the end of 2005. Private-sector deposits experienced the highest increase, reaching Ps.99,383 million, up 22.2% from December 31, 2004, although real interest rates remained negative throughout the year. Time deposits from the private sector increased 23.1%, to Ps.43,276 million at the end of 2005, and transactional deposits (deposits held in current accounts and savings accounts) increased by 26.5%, to Ps.49,171 million. Deposits from the public sector grew 8.0%, reaching Ps.34,304 million, mainly due to the fiscal surplus experienced in 2005. Deposits from the financial sector and from residents abroad increased 45.6% to Ps.1,265 million. Payment of Reprogrammed Deposits or Cedros, originated in the restructuring of deposits ordered by the Government in 2002, ended in August 2005. As a result, only Reprogrammed Deposits with amparo claims remained at the end of 2005, representing less than 0.5% of total deposits as of that date.
          Private-sector deposits above one million pesos grew 24.7% and private-sector time deposits adjusted by the CER increased 35.3% during 2005. This growth meant a certain extension of placement terms, as the latter deposits have a minimum term of 365 days, even though they only accounted for 4.9% of total deposits by year-end.

          At the end of 2005, total deposits accounted for 25.4% of GDP, compared to 25.2% at the end of 2004 and a maximum of 29.8% in 2000. Private-sector deposits represented 18.7% of GDP at the end of 2005, higher than the 18.2% reported for 2004.
          As of December 31, 2005, total loans to the private sector amounted to Ps.53,614 million, equivalent to 10.1% of GDP. This percentage is higher than the 8.7% reported in 2004, but it is still far from the peak of 23.3% reached in 1999. Total loans to the private sector steadily diminished between 1999 and 2003, but grew 24.9% in 2004 and continued growing at high rates in 2005 (38.4%).
          All credit lines, except for mortgages, reported annual growth rates of over double digits. Commercial loans to the private sector (advances in current accounts and promissory notes) grew 39.9% to Ps.16,802 million at year-end, and consumer credit lines (personal loans and credit-card loans) increased 69.5%, to Ps.13,026 million. The credit line that grew the most, for the second consecutive year, was personal loans, which reached Ps.7,382 million, an outstanding increase of 73.1%, reflecting the third year of high and sustained growth in both domestic consumption and GDP. Mortgage loans were the sole product that reported low growth rates (0.4% during the year), partially because of the increased origination of new financial trusts notes backed by mortgage loans.
          In 2005, the reduction of the financial system’s exposure to public-sector loans continued due to the decrease of loans to that sector (26.5%), due to a large extent to the incentives from the Argentine Central Bank to reduce banks’ public-sector assets. Loans to the public sector represented 33.9% of total loans as of December 2004, and 21.5% at the end of 2005.
          As in the previous year, in 2005, banks increasingly turned to the securitization of loans as an alternate source of funding, transferring loan portfolios to financial trusts. This was done as part of a general trend in the market, which recorded a significant expansion in the demand and offer of financial trust securities. The placement of these instruments (including bank and non-bank trustors) increased by 214.8%, from Ps.1,628 million in 2004, to Ps.5,125 million in 2005.
          After the sovereign foreign debt restructuring carried out in mid 2005, financial markets reported a strong expansion. The fixed-income market reported favorable developments, both in terms of prices and volume of trades. The EMBI+ index of Argentina fell 4,155 basis points during the year to 499 b.p. at the end of 2005 and, during the twelve months until December 2005, the volume of transactions in fixed-income securities at the MAE (the Argentine OTC Market) grew by 88.6%. The repo market, excluding the Argentine Central Bank, also reported significant activity and growth, with a trading volume in December 2005 that was 80.1% higher than that of December 2004, while funds managed by mutual funds increased by 67.6%.
          Despite the significant increase in loans to the private sector, the financial system’s liquidity remained high, but decreased somewhat as a result of the higher growth rate of loans vis-à-vis that of deposits, which also put pressure on market interest rates. Financial institutions’ liquid assets (cash and due from banks plus repo agreements) accounted for 19.4% of total deposits as of December 31, 2005, as compared to 29.2% as of December 31, 2004. If holdings of Argentine Central Bank bills and notes are included, the financial system’s liquidity amounted to 39.5% of deposits as of December 31, 2004 and 34.6% as of December 31, 2005.
          With respect to reference market interest rates, the cut-off rates of the primary market of peso-denominated one-year Lebac increased from 5.9% as of December 31, 2004 to 8.9% as of December 31, 2005. For 30-day Lebac, at the end of December 2005, the rate was 6.8%, which represented a significant increase from the 2.9% rate of placements carried at the beginning of 2005. The rate paid by the Argentine Central Bank in repo transactions with financial institutions increased to 5.0% as of December 31, 2005 from 2.5% as of December 31, 2004, while the corresponding rates for reverse repo transactions increased from 3.0% to 6.0% during the same period. The upward trend in reference rates had an impact on the yields of other financial instruments. For example, the rate of peso-denominated 30-day time deposits, which averaged 3.9% during the year, increased from an average of 3.1% in December 2004 to an average of 5.2% for the same month of 2005. Despite the increase in nominal interest rates, borrowing rates reached negative yields of more than 10% in real terms during certain months of the year.

Results of Operations for the Fiscal Years Ending December 31, 2005, December 31, 2004 and December 31, 2003
General
          We discuss below our results of operations for our fiscal year ended December 31, 2005, as compared with our results of operations for the fiscal year ended December 31, 2004. We also discuss our results of operations for our fiscal year ended December 31, 2004 as compared with our results of operations for our fiscal year ended December 31, 2003.
Net Income/Loss

	Fiscal Year Ended
	December 31,
	2005		2004		2003
	(in millions of pesos, except percentages)
Consolidated Income Statement
Financial income	Ps.	2,398.6	Ps.	1,391.6	Ps.	1,452.1
Financial expenses		1,845.9		1,167.4		1,304.8
Net financial income		552.7		224.2		147.3
Provision for losses on loans and other receivables		76.7		190.2		286.4
Net income from services		523.7		436.3		361.4
Monetary loss from financial intermediation		—		—		(14.2)
Administrative expenses		781.0		623.9		563.4
Monetary gain / (loss) from operating expenses		—		—		0.1
Minority interest		(34.6)		(14.3)		(9.2)
Income / (loss) from equity investments		6.7		3.0		(22.6)
Miscellaneous income / (loss), net		(64.3)		98.8		168.9
Monetary loss from other transactions		.		—		(3.5)
Income tax		(19.3)		(43.8)		(0.6)
Net income / (loss)	Ps.	107.2	Ps.	(109.9)	Ps.	(222.2)

Return on average assets		0.59%		(0.42)%		(0.95)%
Return on average shareholders’ equity		6.83		(7.32)		(14.53)

Fiscal Year 2005 Compared to Fiscal Year 2004
                  During fiscal year 2005, we recorded Ps.107.2 million of net income, compared with a net loss of Ps.109.9 million in the prior fiscal year. This significant improvement can be attributed mainly to:
•	a 72.4% increase in financial income, from Ps.1,391.6 million to Ps.2,398.6 million,

•	a 59.7% reduction in loan loss provisions, from Ps.190.2 million to Ps.76.7 million,

•	a 20.0% increase in net income for services, to Ps.523.7 million from Ps.436.3 million, and

•	an income tax charge for Ps.19.3 million, 55.9% less than the Ps.43.8 million corresponding to the prior fiscal year.
          These factors were partially offset by:
•	a 58.1% increase in financial expenses, from Ps.1,167.4 million to Ps.1,845.9 million,

•	a reduction in net miscellaneous income, from Ps.98.8 million to Ps.(64.3) million, and

•	a 25.2% increase in administrative expenses, from Ps.623.9 million to Ps.781.0 million.

          Net income per share was Ps.0.086 during fiscal year 2005, while in the prior fiscal year we recorded a net loss per share of Ps.0.093. Return on average assets was 0.59% and return on average shareholders’ equity was 6.83%, compared with a 0.42% negative return on average assets and an 7.32% negative return on shareholders’ equity in the prior fiscal year.
          The following table shows, for the three fiscal years ended December 31, 2005, our net income before the results from the adjustment of the valuation of public-sector assets in accordance with Communiqué “A” 3911, as supplemented, of the Argentine Central Bank, net profits from the Bank’s foreign debt restructuring completed in 2004 and the amortization of the losses from amparo claims.

	Fiscal Year Ended
	December 31,
	2005		2004		2003
	(in millions of pesos)
Net Income	Ps.	107.2	Ps.	(109.9)	Ps.	(222.2)
Adjustment to the Valuation of Public-Sector Assets (A)		92.3		(193.3)		(132.3)
Profit from the Restructuring of the Bank’s Foreign Debt (B)		—		119.7		—
Amortization of Losses from Amparo claims (C)		(122.3)		(121.0)		(77.9)

Net Income Before (A), (B) and (C)	Ps.	137.2	Ps.	84.7	Ps.	(12.0)

          The increase during fiscal year 2005 of our net income before (A), (B) and (C), as shown in the table above, was mainly attributable to higher net financial income before the adjustment to the valuation of public-sector assets and higher net income from services, and lower loan loss provisions, partially offset by higher administrative expenses, and lower net miscellaneous income.
          Our net financial income before the above mentioned profit from the valuation of public-sector assets plus net income from services, amounted to Ps.984.1 million during fiscal year 2005, with a 34.1% increase in comparison with the Ps.734.1 million recorded the prior year, considering our net financial income before the above mentioned losses from the valuation of public sector assets and the Ps.119.7 million net profits from the Bank’s foreign debt restructuring. As shown in the table below, this increase was due both to an increase of the net financial income before the above-mentioned profit from the valuation of public-sector assets (which recorded a Ps.162.6 million increase, to Ps.460.4 million from Ps.297.8 million) and to a higher net income for services (with an increase of Ps.87.4 million).

	Fiscal Year Ended
	December 31,
	2005		2004		2003
	(in millions of pesos)
Net Financial Income	Ps.	552.7	Ps.	224.2	Ps.	147.3
Adjustment to the Valuation of Public-Sector Assets (A)		92.3		(193.3)		(132.3)
Profit from the Restructuring of the Bank’s Foreign Debt (B)		—		119.7		—

Net Financial Income Before (A) and (B)	Ps.	460.4	Ps.	297.8	Ps.	279.6

Net Income From Services	Ps.	523.7	Ps.	436.3	Ps.	361.4

Total	Ps.	984.1	Ps.	734.1	Ps.	641.0

          Fiscal Year 2004 Compared to Fiscal Year 2003
          For fiscal year 2004, we recorded a net loss of Ps.109.9 million compared to a net loss of Ps.222.2 million for fiscal year 2003. The lower net loss in 2004 was primarily attributable to the following factors:
•	A 52.2% increase in net financial income mainly due to the 10.5% decrease in financial expenses. Net financial income includes a Ps.193.3 million loss due to the valuation of public-sector assets in accordance with Argentine Central Bank rules and a Ps.119.7 million net gain from the restructuring of the Bank’s foreign debt closed in May 2004.

•	A 20.7% increase in net income from services, as a result of the Bank’s higher level of activity in 2004.

•	A 33.6% decrease in provisions for loan losses and other receivables, which decreased from Ps.286.4 million in fiscal year 2003 to Ps.190.2 million in 2004.

•	A 10.7% increase in administrative expenses (Ps.60.5 million), to Ps.623.9 million in 2004 from Ps.563.4 million in the prior fiscal year.

•	A 41.5% decrease in miscellaneous net income (Ps.70.1 million), mainly as a result of an increase in the amortization of the difference recorded for amparo claims.

•	A Ps.43.2 million increase in the income tax charge.
          Net loss per share amounted to Ps.0.093 in fiscal year 2004, while it amounted to Ps.0.203 in fiscal year 2003. For fiscal year 2004, return on average assets was a negative 0.42% and return on average shareholders’ equity was a negative 7.32%, compared with a 0.95% negative return on average assets and a 14.53% negative return on shareholders’ equity in fiscal year 2003.
          In 2004, our net income before the loss from the adjustment of public-sector assets in accordance with Argentine Central Bank rules, the profit from the restructuring of the Bank’s foreign debt and the amortization of the losses from amparo claims, amounted to Ps.84.7 million, compared with a Ps.12.0 million loss for fiscal year 2003. This increase was mainly due to higher net income from services and lower loan loss provisions, partially offset by higher administrative expenses, lower miscellaneous net income and a higher income tax expense.
Financial Income
          Our financial income was composed of the following:

	Fiscal Year Ended
	December 31,
	2005		2004		2003
	(in millions of pesos)
Income on loans and other receivables resulting from financial intermediation and premiums earned on reverse repos	Ps.	899.8	Ps.	746.3	Ps.	880.7
Income from government and corporate securities, net		333.1		—		46.2
CER adjustment		1,091.8		559.7		474.1
Other (1)		73.9		85.6		51.1

Total	Ps.	2,398.6	Ps.	1,391.6	Ps.	1,452.1

(1)	Reflects income from financial leases, net, and differences in the quotation of gold and foreign currency as well as premiums on forward sales of foreign exchange. Also includes CVS adjustment in the amount of Ps.28.9 million and Ps.35.0 million for fiscal years 2004 and 2003, respectively.

          The following table shows our yields on interest-earning assets and cost of funds:

	As of December 31,
	2005			2004			2003
	Average			Average			Average
	Balance		Rate	Balance		Rate	Balance		Rate
	(in millions of pesos, except rates)
Interest-Earning Assets	Ps.	21,844.2	10.60%	Ps.	20,735.4	6.06%	Ps.	20,725.1	6.44%
Government Securities		5,747.7	11.78		3,238.7	(0.29)		2,082.8	3.43
Loans		9,746.9	14.00		11,137.9	9.87		11,556.7	9.84
Other (1)		6,349.6	4.30		6,358.8	2.61		7,085.6	1.77
Interest-Bearing Liabilities	Ps.	19,437.8	9.24%	Ps.	18,294.0	5.71%	Ps.	18,637.7	6.17%
Current accounts		615.0	2.49		434.0	1.11		215.6	1.39
Saving accounts		1,388.0	0.34		1,034.5	0.41		613.1	0.55
Time deposits		4,119.1	5.99		3,317.5	4.05		3,608.3	7.13
Argentine Central Bank (2)		8,341.6	14.11		8,165.6	8.56		8,062.7	5.87
Debt securities		3,528.6	6.63		3,190.6	0.87		2,710.5	5.69
Other interest-bearing liabilities		1,445.5	8.16		2,151.8	8.14		3,427.5	7.55

Spread and Net Yield
Interest spread, nominal basis (3)			1.36%			0.35%			0.27%
Net yield on interest-earning assets (4)			2.38			1.02			0.89
Financial margin (5)			2.53			1.08			0.71

(1)	Includes amounts corresponding to the Compensatory Bond and the Hedge Bond.

(2)	Includes the financial assistance from the Argentine Central Bank and the advance to be granted by the Argentine Central Bank for the subscription of the Hedge Bond.

(3)	Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. Interest rates include the CER adjustment.

(4)	Net interest earned divided by average interest-earning assets. Interest rates include the CER adjustment.

(5)	Represents net financial income, divided by average interest-earning assets.
          In the preceding table, the Bank’s holdings of Bogar were not reclassified as government securities for fiscal year 2003, being included under “Loans” for that year.
          Fiscal Year 2005 Compared to Fiscal Year 2004
          Financial income amounted to Ps.2,398.6 million, showing a 72.4% increase compared to the Ps.1,391.6 million recorded in fiscal year 2004.
          The increase in financial income was the result of a higher average yield on interest-earning assets as well as of the higher average volume of such assets. The average yield on interest-earning assets was 10.60%, with a 454 basis point (b.p.) increase from 6.06% in fiscal year 2004, which can be explained by: i) a 1,207 b.p. increase in the average yield on government securities, ii) a 413 b.p. increase in average yield on loans, and iii) a 169 b.p. increase in the yield on other interest-earning assets. Average interest-earning assets increased by 5.3%, up from Ps.20,735.4 million to Ps.21,844.2 million, mainly as a consequence of a 77.5% increase in the net position in government securities and a 12.5% decrease in the average total loan portfolio.
          The average total loan portfolio amounted to Ps.9,746.9 million, 12.5% lower than the Ps.11,137.9 million for fiscal year 2004. This decline was due to a Ps.2,176.9 million decrease in average loans to the public sector, partially offset by a Ps.785.9 million increase in average loans to the private sector. The decrease in average loans to the public sector was mainly due to the reclassification of the holdings of Bogar from “Loans” to “Government Securities,” in the last quarter of 2004.
          In respect of the private sector, there was a significant increase in the volume of loans granted during the 2005 fiscal year, which implied a 19.1% increase in the average balance for the fiscal year when compared to that of the prior fiscal year. This increase is net of the portfolio transferred to financial trusts and of the fiscal year write offs.
          Based on the daily information published by the Argentine Central Bank, the estimated loan market share in the Argentine financial system of the Bank (on an unconsolidated basis and excluding the regional credit-card companies’ loan portfolio) was 9.71% as of December 31, 2005 and 9.16% as of December 31, 2004. Also, if we take into consideration only the loans to the private sector, the Bank’s market share reached 7.31%, with an increase of 0.88 percentage points from December 31, 2004.
          The average yield on total loans, including the CER adjustment, was 14.00% compared to 9.87% in fiscal year 2004. The private-sector loan portfolio accrued a 13.24% average interest rate and the public-sector loan portfolio accrued a 14.77% average interest rate. The yield on public-sector loans, mostly Secured Loans, increased due to the increase in the CER adjustment, which went from 5.48% in 2004 to 11.75% in 2005.
          The average interest rate on peso-denominated private-sector loans increased by 31 b.p., from 15.27% to 15.58%. This variation was mainly due to the increase in the average yield on CER adjusted operations, since this index increased 5.48% in fiscal year 2004 and 11.75% in fiscal year 2005. This effect was partially offset, mainly, by the decrease in the average interest rate accrued during fiscal year 2005 on the peso-denominated portfolio of the regional credit-card companies, which stemmed, mainly, from the trend of the reference interest rate to be applied to these transactions published by the Argentine Central Bank.
          The average position in government securities was Ps.5,747.7 million, 77.5% higher than the Ps.3,238.7 million for fiscal year 2004. This variation is composed of a Ps.3,719.1 million increase (from Ps.1,226.7 million in 2004 to Ps.4,945.8 million in 2005) in the average balance of the government securities position in pesos and a Ps.1,210.1 million decrease (from Ps.2,012.0 million to Ps.801.9 million) in the average balance of the government securities position in US dollars. The higher position in pesos was mainly due to: i) the above-mentioned reclassification of Bogar and ii) the option by the Bank, in January 2005, to receive Discount Bonds in Pesos and GDP-Linked Units in exchange for External Notes, which were denominated in US dollars, which implied a decrease in US dollar-denominated assets and the corresponding increase in peso-denominated assets. The lower position in US dollars was mainly due to the above and to a lower balance of Boden 2012, essentially due to the use of US$196 million of face value of said securities, in the debt exchange offer carried out by Galicia Uruguay during May 2005.
          The average yield of the government securities position increased by 1,207 b.p., from a negative rate of 0.29% in 2004 to 11.78% in fiscal year 2005. This variation is composed by a 696 b.p. increase in the average interest rate on government securities in pesos and a 641 b.p. increase in the average interest rate on government securities in US dollars. The increase in the average interest rate on peso-denominated government securities was mainly due to: i) the Bogar valuation, since they are adjusted by the CER, which increased 5.48% during fiscal year 2004 and 11.75% in fiscal year 2005, and ii) to the adjustment to the valuation of peso-denominated securities pursuant to Communiqué “A” 3911, as supplemented, which yielded a positive result for fiscal year 2005 of Ps.92.3 million, while in the previous fiscal year it had represented a Ps.87.3 million loss. This was the result of the fact that, during 2005, Bogar delivered as collateral for the financial assistance of the Argentine Central Bank were released (as a result of the payments made and the replacement thereof by Secured Loans) and used as collateral for the advance for the subscription of the Hedge Bond. The assets used as collateral for the above-mentioned advance are excluded form the valuation at present value, pursuant to Communiqué “A” 3911, as supplemented. The application of said regulations resulted in a Ps.92.3 million net profit from the valuation of public sector assets.
          Given the valuation rules established by the Argentine Central Bank, the exchange of External Notes for Discount Bonds in Pesos did not have a significant effect on our income statement. For more information, see Item 4. Information on the Company—Selected Statistical Information—Government Securities.”
          The increase in the average yield on the government securities position in US dollars was mainly due to: i) the adjustment to the valuation of the External Notes during fiscal year 2004, pursuant to the provisions of Communiqué “A” 4084 and supplementary regulations by the Argentine Central Bank, which entailed a Ps.106 million loss during said fiscal year, and ii) the increase of the Libo rate, related to the Boden 2012 yield, during 2005.
          The “Other Interest-Earning Assets” item is mainly comprised of the Compensatory Bond and Hedge Bond to be received, as compensation for the “asymmetric pesification,” and recorded under “Other Receivables from Financial Brokerage.”
          The average yield on the item “Other Interest-Earning Assets” increased 169 b.p., mainly due to: i) a 183 b.p. increase in the average yield of other assets denominated in pesos, mainly as a consequence of the higher variation of the CER during the twelve months of fiscal year 2005 (as was discussed in previous paragraphs), which influenced the yield of the securities issued by the Galtrust I Financial Trust, the principal of which is adjusted by such coefficient and which are recorded under this item, among others; and ii) a 143 b.p. increase in the average yield of other assets denominated in dollars, mainly due to the increase in the Libo rate during fiscal year 2005, at which rate the Compensatory Bond and the Hedge Bond accrue interest.
          Financial income for fiscal year 2005 included a Ps.58.7 million profit from foreign-exchange quotation differences, which included a Ps.54.3 million profit from foreign exchange brokerage.
          Fiscal Year 2004 Compared to Fiscal Year 2003
          Financial income amounted to Ps.1,391.6 million, a 4.2% decrease compared to the Ps.1,452.1 million recorded in fiscal year 2003. The slight decrease in financial income was the result of a lower average yield on interest-earning assets.
          The average yield on interest-earning assets decreased 38 b.p. to 6.06%. This decline is mainly attributable to a 372 b.p. decrease in the average yield on government securities. This decrease was mainly due to the adjustment to the valuation of the External Notes held by the Bank, in accordance with the guidelines of Argentine Central Bank’s Communiqué ”A” 4084. The decrease in the aforementioned yield was partially offset by an 84 b.p. increase in the average yield of the item “Other Interest-Earning Assets,” mainly as a consequence of the increase of the Libo rate during the fiscal year, at which rate the Compensatory Bond and the Hedge Bond accrue interest. These two bonds represent the main portion of the balance of this item.
          Average interest-earning assets remained at levels similar to those of the previous fiscal year as a consequence of: i) a 55.5% increase in the net position in government securities; ii) a 10.3% decrease in the item “Other Interest-Earning Assets;” and iii) a 3.6% decrease in the average loan portfolio.
          The average loan portfolio amounted to Ps.11,137.9 million, 3.6% lower than the Ps.11,556.7 million for fiscal year 2003. This reduction was due to a Ps.572.8 million decrease in average loans to the public sector, partially offset by a Ps.154.0 million increase in average loans to the private sector. The decrease in average loans to the public sector was mainly due to the reclassification of the holdings of Bogar from “Loans” to “Government Securities” in the last quarter of 2004, in the tables regarding yields in this section. See Item 4. “Information on the Company—Selected Statistical Information—Government and Corporate Securities.”
          With respect to the private sector, there was an improvement in the volume of loans granted during the 2004 fiscal year, which implied a 3.9% increase in the average balance for the fiscal year when compared to that of the prior fiscal year. It is worth noting that this increase would have been significantly higher if considered before the securitizations and portfolio sale, as well as the significant charge-offs against allowances for loan losses that took place during 2004. See Item 4. “Information on the Company—Selected Statistical Information—Loan Portfolio” and Item 4. “Information on the Company—Selected Statistical Information—Charge offs.”
          Based on daily information published by the Argentine Central Bank, the estimated loan market share in the Argentine financial system of the Bank (on an unconsolidated basis and excluding the regional credit-card companies’ loan portfolio), was 9.16% as of December 31, 2004 and 13.18% as of December 31, 2003. The decrease in the Bank’s loan market share during this fiscal year was mainly due to the already mentioned reclassification of the holdings of Bogar under the item “Government Securities.”
          The average yield on total loans, including the CER adjustment, was 9.87% compared to 9.84% in fiscal year 2003, with the private-sector loan portfolio accruing a 12.98% average interest rate and the public-sector loan portfolio accruing an 8.05% average interest rate. It is worth noting that the yield on public-sector loans, mostly Secured Loans, increased due to: i) the increase in the CER adjustment, which grew from 3.66% in 2003 to 5.48% in 2004, and ii) the reclassification of Bogar, already discussed, as a consequence of which the loss due to the adjustment to the valuation of public-sector assets provided for in Argentine Central Bank’s Communiqué “A” 3911 as supplemented (valuation at present value) was recorded under “Government Securities,” while in the previous fiscal year it had been recorded as reducing the yield of the item “Loans.” The amount of the adjustment of Bogar was Ps.87.3 million in 2004. The increase in the yield of public-sector loans was partially offset by the decrease in the interest-rate on private sector loans. This decrease reflected the decrease in market interest rates.
          The average interest rate on peso-denominated private-sector loans decreased by 840 b.p., from 23.67% to 15.27%. This decrease was mainly due to the drop in interest rates experienced by the market as a whole, partially offset by the increase in the CER.
          The average position in government securities was Ps.3,238.7 million, 55.5% higher than the Ps.2,082.8 million for fiscal year 2003. This higher position was mainly due to the above-mentioned Bogar reclassification. It should be noted that, even though the effect is almost none on average balances, in 2004 the amount of the Compensatory Bond decreased as a consequence of the transfer of Boden 2012 for a face value of US$170 million to Galicia Uruguay, which were used by Galicia Uruguay for the settlement of the second exchange offer made to its customers, and of the completion of the restructuring of the foreign debt of the Bank’s Head Office in Argentina and that of its Cayman Branch, which implied transferring Boden 2012 for a face value of US$36.9 million to those creditors who chose to receive such securities. This decrease was more than offset by a partial crediting of Boden 2012 corresponding to the Compensatory Bond, which took place in the third quarter of 2003.
          The average yield of the position in government securities decreased 372 b.p., from 3.43% in fiscal year 2003 to a negative yield of 0.29% in fiscal year 2004. This decrease was mainly due to: (i) a 290 b.p. decrease in the average rate of peso-denominated government securities, mainly as a consequence of the adjustment to the Bogar valuation for Ps.87.3 million, adjustment that was recorded under “Loans” in the previous fiscal year; and (ii) a 699 b.p. decrease in the rate of dollar-denominated government securities, due to the recording of the adjustment to the valuation of the External Notes in accordance with the provisions of Communiqué “A” 4084 of the Argentine Central Bank and supplemental communiqués. This valuation implied a Ps.106 million reduction in net income for fiscal year 2004.
          The aggregate losses from the valuation of public sector assets (Bogar, External Notes and Secured Loans) in accordance with the Argentine Central Bank rules (Communiqués “A” 3911 as supplemented) amounted to Ps.193.3 million in 2004, with a 46.1% increase (Ps.61.0 million) from the Ps.132.3 million recorded for the same concept in 2003.
          The Ps.726.8 million decrease in the average balance of “Other Interest-Earning Assets” is mainly due to the partial crediting of the Compensatory Bond during the third quarter of fiscal year 2003, recorded from that moment on under the item “Government Securities.”
          The average yield on “Other Interest-Earning Assets” increased 84 b.p., mainly due to: i) a 200 b.p. increase in the average yield of other assets denominated in pesos, mainly as a consequence of the higher variation of the CER during the twelve months of fiscal year 2004 (as was discussed in previous paragraphs), and given that the Galtrust I Financial Trust, among others, is recorded under this item, the principal of which is adjusted by such coefficient; and ii) a 36 b.p. increase in the average yield of other assets denominated in dollars, mainly due to the increase in the Libo rate during fiscal year 2004, at which rate the Compensatory Bond and the Hedge Bond accrue interest.
          Financial income for fiscal year 2004 included a Ps.51.4 million profit from foreign-exchange quotation differences, which included a Ps.54.0 million gain from foreign exchange brokerage transactions.

Financial Expenses
          Our financial expenses were composed of the following:

	Fiscal Year Ended
	December 31,
	2005		2004		2003
	(in millions of pesos)
Interest on deposits	Ps.	172.3	Ps.	115.7	Ps.	228.6
Debt securities		234.1		122.3		155.6
Expenses from Government and Corporate Securities, Net		0.0		7.0		0.0
Contributions and taxes		48.8		48.8		31.7
CER adjustment		1,006.8		501.8		187.5
Other (1)		383.9		371.8		701.4

Total	Ps.	1,845.9	Ps.	1,167.4	Ps.	1,304.8

(1)	Includes accrued interest on liabilities resulting from financial brokerage with banks and international entities and premiums payable on repos.
          Fiscal Year 2005 Compared to Fiscal Year 2004
          Financial expenses for fiscal year 2005 amounted to Ps.1,845.9 million, thus increasing 58.1% in comparison with the Ps.1,167.4 million of 2004. This variation stemmed from an increase of 353 b.p. in the average cost of funds and a 6.3% increase in the average balance of interest-bearing liabilities.
          Average interest-bearing liabilities amounted to Ps.19,437.8 million, compared to Ps.18,294.0 million for fiscal year 2004. This increase is mainly explained by a 27.9% increase in interest-bearing deposits, which grew from Ps.4,786.0 million to Ps.6,122.1 million.
          The increase in the average balance of interest-bearing deposits was mainly the result of the strong growth in the Bank’s deposits in Argentina, in current accounts, savings accounts and time deposits. Taking into account the final balances of the Bank’s total deposits, said increase was of Ps.2,138.7 million for the year, equivalent to a 35.9% increase compared to the prior fiscal year-end total. This increase was partially offset by: (i) the exchange of US dollar-denominated restructured liabilities (deposits and negotiable obligations) for cash and Boden 2012, carried out by Galicia Uruguay and finalized in May 2005, and (ii) the payment by said entity, in September 2005, of the installment established in the restructuring schedule of said liabilities.
          Of the total fiscal year 2005 average interest-bearing deposits, Ps.1,210.1 million were dollar-denominated and Ps.4,912.0 million were peso-denominated, compared with Ps.1,425.5 million and Ps.3,360.5 million, respectively, in fiscal year 2004.
          Considering only private-sector deposits raised by the Bank in Argentina only, the estimated deposit market share of the Bank in the Argentine financial system increased to 7.97% as of December 31, 2005, compared to 7.07% as of December 31, 2004.
          The average cost of interest-bearing deposits in fiscal year 2005 was 4.36%, 136 b.p. greater than the 3.00% average cost for the prior fiscal year. Peso-denominated deposits (including those adjusted by CER) accrued a 5.27% average interest rate, compared to a 3.73% average interest rate in fiscal year 2004. This growth was a result, mainly, of the increase in the peso borrowing interest rates experienced by the market as a whole during 2005, together with the higher CER adjustment in fiscal year 2005 compared to 2004 (as already mentioned above), which is applied to adjustable deposits. Likewise, the cost of US dollar-denominated deposits was 0.65%, 63 b.p. lower than the 1.28% rate corresponding to fiscal year 2004, as a consequence, mainly, of the lower share of Galicia Uruguay’s deposits throughout the year.
          The item “Argentine Central Bank” recorded an average balance that was Ps.176.0 million higher than the Ps.8,165.6 million of fiscal year 2004, and an average cost of 14.11%, 555 b.p. higher than the 8.56% interest rate for fiscal year 2004. This item shows the average balances of the financial assistance of the Argentine Central Bank and of the advance from the Argentine Central Bank to be granted to the Bank for the purchase of the Hedge Bond.

End-of-period balances, as of December 31, 2005, amounted to Ps.5,314.9 million and Ps.3,296.6 million, respectively, compared to Ps.5,707.0 million and Ps.2,720.7 million, respectively, at the end of the previous fiscal year. The Ps.392.1 million decrease in the balance of the financial assistance of the Argentine Central Bank was a consequence of the payments made during the period on such liability, partially offset by its principal’s CER adjustment. The Ps.575.9 million increase in the balance of the advance for the subscription of the Hedge Bond was due to the CER adjustment during the year and to the determination, during the first quarter of 2005, of the final amount of the compensation due to the Bank for the asymmetric pesification.
          The average balance of debt securities in fiscal year 2005 was Ps.3,528.6 million, higher than the Ps.3,190.6 million corresponding to the prior fiscal year. The increase in the average balance of debt securities is basically related to the decisions made by creditors in the restructuring of the Bank’s and the Cayman Branch’s foreign debt carried out in 2004. Given the fact that bank creditors chose to receive bonds, the average balance of debt securities in 2004 was higher that of 2003 but did not reflect the whole impact of such elections, which was indeed recorded in 2005, since the restructuring took place by mid 2004. This effect was partially offset, mainly, by: i) the exchange of liabilities restructured as negotiable obligations for cash and Boden 2012 carried out by Galicia Uruguay during the second quarter of fiscal year 2005, and iii) the payment of the first amortization installment of the debt instruments issued in the restructuring of the former New York Branch’s debt. The average cost was 6.63% in 2005, while for the prior fiscal year it had been 0.87%. It is worth mentioning that the average cost for fiscal year 2004 was strongly influenced by the reduction in principal and interest that resulted from the restructuring of the Bank’s foreign debt completed in May 2004, which generated a Ps.142.5 million profit, partially offset by taxes in the amount of Ps.22.8 million.
          The average balance of the caption “Other Interest-Bearing Liabilities” was Ps.1,445.5 million in fiscal year 2005, with an average rate of 8.16% while, for fiscal year 2004, the average balance amounted to Ps.2,151.8 million and the average rate was 8.14%. This caption includes, among others, the loans from international banks and credit agencies, which balance decreased in 2005 mainly due to the same reason explaining the increase in the average balance of debt securities, which is mentioned in the previous paragraph. Also, the caption includes obligations in connection with repo transactions of Boden 2012. These liabilities accrue a variable rate based on the Libo rate.
          Fiscal Year 2004 Compared to Fiscal Year 2003
          Financial expenses decreased 10.5% to Ps.1,167.4 million, from the Ps.1,304.8 million recorded in fiscal year 2003. This reduction was the result of a 46 b.p. decrease in the average cost of funds and of a 1.8% decrease in the average balance of interest-bearing liabilities.
          Average interest-bearing liabilities amounted to Ps.18,294.0 million for fiscal year 2004 compared to Ps.18,637.7 million for fiscal year 2003. The slight decrease was mainly the result of a 7.9% increase in interest-bearing deposits (which grew from Ps.4,437.0 million to Ps.4,786.0 million), which was more than offset by a Ps.610.7 million decrease in the aggregate balance of the items “Other Financial Institutions and Debt Securities.”
          The increase in the average balance of interest-bearing deposits was mainly the result of the strong increase in the Bank’s deposits in Argentina in current accounts, savings accounts and time deposits (excluding Reprogrammed Deposits), which, taking into account end-of-period balances, was of Ps.1,896.5 million during fiscal year 2004, equivalent to 52.4% as compared to the figure recorded at the end of the previous fiscal year.
          The increase in the average balance of interest-bearing deposits was partially offset by:
•	The exchange offer made by Galicia Uruguay, carried out during the first quarter of 2004, of restructured deposits and negotiable obligations for cash and Boden 2012;

•	The payment by Galicia Uruguay, in September 2004, of the installment set up in its deposit restructuring schedule.

•	The completion, in the third quarter of 2004, of the Canje II set forth by Decree No.1836/02, in which Reprogrammed Deposits were exchanged for Argentine Government Securities.

          Of the total fiscal year 2004 average interest-bearing deposits, Ps.1,425.5 million were dollar-denominated deposits and Ps.3,360.5 million were peso-denominated, compared with Ps.1,631.9 million and Ps.2,805.1 million, respectively, in fiscal year 2003.
          Considering only private-sector deposits raised by the Bank in Argentina only, the estimated deposit market share of the Bank in the Argentine financial system increased to 7.07% as of December 31, 2004, compared to 5.62% as of December 31, 2003.
          The average cost of interest-bearing deposits in fiscal year 2004 was 3.00%, 295 b.p. lower than the 5.95% average cost for the previous fiscal year. Peso-denominated deposits accrued a 3.73% average interest rate (including those adjusted by CER), compared to an 8.45% average interest rate in fiscal year 2003. This decrease was mainly the consequence of the decrease in peso borrowing interest rates experienced by the market as a whole in 2004. Likewise, the cost of dollar-denominated deposits was 1.28%, 36 b.p. lower than the 1.64% for fiscal year 2003. This reduction was also attributable to the decrease in borrowing interest rates in the Argentine market and to the lower share of Galicia Uruguay’s deposits that accrue interests at a fixed rate through the year.
          The item “Argentine Central Bank” recorded an average balance that was Ps.102.9 million higher than the Ps.8,062.7 million of fiscal year 2003, and an average cost of 8.56%, 269 b.p. higher than the 5.87% interest rate for fiscal year 2003. This item mainly shows the average balances of the financial assistance from the Argentine Central Bank and of the advance to be granted by the Argentine Central Bank for the purchase of the Hedge Bond. End-of-period balances, as of December 31, 2004, amounted to Ps.5,707.0 million and Ps.2,720.7 million, respectively, compared to Ps.5,663.1 million and Ps.2,536.1 million, respectively, at the end of the previous fiscal year. Both liabilities are adjusted by CER, which explains the increase in the average interest rate for the fiscal year.
          The average balance of debt securities was Ps.3,190.6 million in fiscal year 2004, higher than the Ps.2,710.5 million for fiscal year 2003. The increase between both fiscal years was mainly the consequence of the decisions made by the creditors that participated in the restructuring of the foreign debt of the Bank and its Cayman Branch, concluded in May 2004, as many bank creditors chose to receive bonds. The average cost of these debt securities was 0.87% for the twelve months of 2004. For the prior fiscal year, this cost was 7.21%. The decrease in the average cost for fiscal year 2004 was due to the reduction in principal and interest that resulted from the restructuring of the foreign debt of the Bank completed in May 2004. The profit resulting from the Bank’s debt restructuring in 2004 amounted to Ps.142.5 million (being offset by Ps.22.8 million on account of taxes), with the whole effect impacting on the 2004 debt securities cost.
          “Other Interest Bearing Liabilities” amounted to Ps.2,151.8 million, down from Ps.3,427.5 million for fiscal year 2004. This caption includes, among others, the loans from international banks and credit agencies, which balance decreased in 2004 mainly due to the same reason explaining the increase in the average balance of debt securities, which is mentioned in the prior paragraph.
Net Financial Income
          Net financial income for fiscal year 2005 was Ps.552.7 million and the financial margin was 2.53%. For fiscal year 2004 net financial income was Ps.224.2 million, and the net financial margin was 1.08%. In fiscal year 2003, net financial income was Ps.147.3 million and the net financial margin was 0.71%.
          Net financial income increased in 2005 as compared with 2004, as a result of a 101 b.p. increase in the average spread, from 0.35% in fiscal year 2004 to 1.36% in fiscal year 2005, accompanied by an increase in average interest-earning assets. The increase in the spread for fiscal year 2005 reflects a greater increase in the average yield of interest-earning assets than in the cost of funds (454 b.p. compared to 353 b.p.). The latter was mainly due to (i) an increase in the average yield on interest-earning assets and (ii) to the greater participation of deposits in our total average funding (from 26.2% in fiscal year 2004 to 31.5% in fiscal year 2005), with an increase in the average cost of deposits of only 136 b.p. in fiscal year 2005. In addition, the 2005 yield on interest-earning assets includes a Ps.92.3 million gain from the valuation of public-sector assets in accordance with Argentine Central Bank rules.

          Excluding from our yield on interest-earning assets the public-sector assets valuation gain in fiscal year 2005 and the public-sector assets valuation loss in fiscal year 2004, and excluding from our cost of funds the gain from the restructuring of the Bank’s foreign debt in fiscal year 2004, the yield on average interest-earning assets increased 319 b.p. in 2005, from 6.99% for 2004 to 10.18% in 2005, and the cost of funds increased 275 b.p. from 6.49% in 2004 to 9.24% in 2005. The greater increase in the former as compared to the latter is explained by the same factors mentioned in the previous paragraph.
          Net financial income increased in 2004 as compared with 2003 due to the decrease in net financial expenses, which was mainly due to the lower cost of deposits, which accompanied the trend in the Argentine market, and to the lower cost of the Bank’s foreign debt which includes the Ps.119.7 million gain from the restructuring completed in May 2004.
          Before the gain/loss from the valuation of public-sector assets in accordance with Argentine Central Bank regulations and before the gain from the restructuring of the Bank’s foreign debt, our net financial income, in 2005, 2004 and 2003, mainly reflects the gains generated by the matched portfolios denominated in pesos and in pesos adjusted by CER. The dollar-denominated matched portfolio recorded a loss due to the fact that the Compensatory Bond and the Hedge Bond, which represent most of the Bank’s dollar-denominated assets, accrue the Libo rate. Therefore, the yield on interest-earning assets denominated in foreign-currency was lower than the cost of liabilities denominated in foreign currency. In 2005 and 2004, the funding with non-adjusted peso-denominated liabilities of the net position in assets adjusted by CER recorded a profit, while the funding of the net position in dollar-denominated assets with pesos showed a gain or a break-even situation.
          In fiscal year 2003, the appreciation of the peso from Ps.3.36 per US$1.00 as of December 31, 2002, to Ps.2.93 per US$1.00 as of December 31, 2003, resulted in a significant loss given the Bank’s net asset position in foreign currency and the net position in CER-adjusted assets also recorded a loss that was significantly reduced in the second quarter of fiscal year 2003 by the restructuring of the Bank’s debt with the Argentine Central Bank for liquidity support into a long-term CER-adjusted liability.
Provision for Losses on Loans and Other Receivables
          Fiscal Year 2005 Compared to Fiscal Year 2004
          The provision for losses on loans and other receivables amounted to Ps.76.7 million in fiscal year 2005, down 59.7% from the Ps.190.2 million recorded in the prior fiscal year, thus reflecting the improvement in the quality of the Bank’s loan portfolio. This improvement reflects the favorable trends in the Argentine economy in the last three years, the restructuring of the Bank’s commercial loan portfolio and the write offs made.
          The provision for losses on loans and other receivables for fiscal year 2004 amounted to Ps.190.2 million, 33.6% lower than the Ps.286.4 million recorded in fiscal year 2003, thus reflecting an improvement in the quality of the Bank’s loan portfolio. This improvement evidences the favorable developments in the Argentine economy in the last two years, the achievement of significant restructurings of the Bank’s commercial portfolio and the significant charge-offs against allowances for loan losses.
          For more information on asset quality, see “ —Selected Statistical Information- Analysis of Amounts Past Due and Non-Accrual Loans” and “—Selected Statistical Information- Analysis of the Allowance for Loan Losses”

Net Income from Services
          Our net income from services consisted of:

	Fiscal Year Ended
	December 31,
	2005		2004		2003
	(in millions of pesos)
Income from
Credit cards	Ps.	361.5	Ps.	315.1	Ps.	260.9
Deposits accounts		102.7		80.3		66.6
Credit-related fees		19.6		21.6		12.9
Check collection		12.4		10.1		7.5
Collection services (taxes and utility bills)		9.5		8.3		6.6
Foreign trade		24.5		19.9		13.6
Insurance		34.4		27.3		22.0
Other (1)		81.1		46.5		41.7

Total Income	Ps.	645.7	Ps.	529.1	Ps.	431.8
Total Expenses	Ps.	122.0	Ps.	92.8	Ps.	70.4

Net Income from Services	Ps.	523.7	Ps.	436.3	Ps.	361.4

(1)	Includes fees from market making in government securities, investment banking activities, asset management, safe deposit boxes and cash management.
          Fiscal Year 2005 Compared to Fiscal Year 2004
          Net income from services amounted to Ps.523.7 million, 20.0% higher than the Ps.436.3 million recorded in the previous fiscal year. Nearly all categories grew, mainly as a consequence of a significant increase in the volume of operations together with an increase, in the third quarter of 2005 and the third quarter of 2004, in the price of certain services.
          Income from credit and debit cards of Ps.361.5 million contains Ps.233.4 million of income from the regional credit-card companies. These companies managed 2.4 million cards as of December 31, 2005, a 28.3% increase from December 31, 2004. Income from services of the regional credit-card companies increased 14.8% from the prior fiscal year, due to the increase in the average number of cards managed and to the fact that the purchases made with these cards increased significantly in the fiscal year.
          The Bank’s income from credit and debit card operations not related to the regional credit-card companies was Ps.128.1 million, with a 14.6% increase over the Ps.111.8 million recorded in the prior fiscal year. This higher income was attributable not only to the higher number of credit cards but also to the higher average use of such cards recorded during the year. The number of cards managed by the Bank (excluding those managed by the regional credit-card companies) increased 17.4%, reaching 687,100 as of December 31, 2005, compared to 585,500 as of December 31, 2004.
          The Bank’s total deposit accounts amounted to 1.1 million as of December 31, 2005, 11.0% higher than as of December 31, 2004.
          Reflecting the expansion of credit activity, the increase in deposit volume and in the number of deposit accounts, the higher sales of products, and the increase in the price of certain services, significant growth was achieved in income from services from the following items: deposit accounts (27.9%), insurance (26.0%), foreign trade (23.1%), collections (22.8%) and utility bills collection services (14.5%).
          Expenses from services increased 31.5%, from Ps.92.8 million in fiscal year 2004 to Ps.122.0 million.
          Fiscal Year 2004 Compared to Fiscal Year 2003
          Net income from services amounted to Ps.436.3 million for fiscal year 2004, 20.7% higher than the Ps.361.4 million recorded in the previous fiscal year. All categories grew, mainly as a consequence of a significant increase in the volume of transactions together with an increase, in the third quarter of 2004, in the price of certain services.
          Income from credit and debit cards of Ps.315.1 million contains Ps.203.3 million of income from the regional credit-card companies. These companies managed 1.9 million cards as of December 31, 2004, a 23.2% increase from December 31, 2003. Income from services of the regional credit-card companies increased 16.8% from the previous fiscal year, due to the increase in the average number of cards managed and to the fact that the use of these cards increased significantly in fiscal year 2004.
          The Bank’s income from credit and debit card operations not related to the regional credit-card companies was Ps.111.8 million. The number of cards managed by the Bank (excluding those managed by the regional credit-card companies) increased 20.3%, reaching 585,500 as of December 31, 2004, compared to 486,900 as of December 31, 2003. Income from services of the Bank’s credit and debit card operations (excluding those managed by the regional credit-card companies) increased 28.8%, from Ps.86.8 million to Ps.111.8 million. This higher income was attributable to both the higher number of credit cards and the higher average use of such cards shown during the year.
          The Bank’s total deposit accounts amounted to 1.0 million as of December 31, 2004, 4.8% higher than as of December 31, 2003.
          Reflecting the higher credit activity, the increase in the volume of deposits and the higher sales of products and the increase in the price of certain services during the last quarter, significant growth was achieved in income from services from the following items: financial fees (67.4%), foreign trade (46.3%), collection (34.7%), utility bills collection services (25.8%), insurance (24.1%) and deposit accounts (20.6%).
          Expenses from services increased 31.8%, from Ps.70.4 million in fiscal year 2003 to Ps.92.8 million.
          The following table sets forth the number of credit cards outstanding on the dates indicated:

							% Change
	December 31,						December 31,
Credit Cards (1)	2005		2004		2003		2005/2004	2004/2003

Visa		578,211		492,918		413,972	17.3	19.1
“Gold”		102,669		81,445		63,984	26.1	27.3
International		299,269		278,298		219,549	7.5	26.8
Domestic		169,434		131,106		129,199	29.2	1.5
“Business”		6,839		2,069		1,240	230.5	66.9
American Express		94,869		89,307		68,489	6.2	30.4
“Gold”		43,834		37,781		31,858	16.0	18.6
International		51,035		51,526		36,631	(1.0)	40.7
MasterCard		13,993		3,231		4,420	333.1	(26.9)
“Gold”		2,987		474		682	530.2	(30.5)
MasterCard		10,817		2,704		3,738	300.0	(27.7)
Argencard		189		53		0	256.6	100.0
Regional Credit-Card Companies (2)		2,444,526		1,905,423		1,547,280	28.3	23.1
Visa		594,802		394,619		368,088	50.7	7.2
Local Brands		1,849,724		1,510,804		1,179,192	22.4	28.1

Total		3,131,599		2,490,879		2,034,161	25.7	22.5

Amount of Purchases	Ps.	4,943.6	Ps.	3,720.1	Ps.	2,925.7	32.9	27.2

(1)	Issued by Banco Galicia and subsidiaries.

(2)	Tarjeta Naranja, Tarjeta Comfiar, Tarjetas Cuyanas and Tarjetas del Mar. Tarjeta Naranja and Tarjeta Comfiar merged on November 2003.

Monetary Loss from Financial Intermediation
          No monetary loss was recorded in fiscal years 2005 and 2004, as the adjustment of financial statements for inflation was not applicable.
          The monetary loss from financial intermediation amounted to Ps.14.2 million in fiscal year 2003 compared to Ps.1,437.7 million in fiscal year 2002. This decrease was the result of a lower increase in the WPI in fiscal year 2003 (2.03%), as compared with fiscal year 2002 (118.4%). In addition, it was the result of the fact that financial statements for fiscal year 2003 were adjusted for inflation from January 1, 2003, through February 28, 2003, only. Therefore, in addition to reflecting the substantial decrease in inflation between both periods, monetary loss from financial intermediation for year 2003 included only two months of adjustment.
          The monetary loss from financial intermediation represents the net effect of inflation on financial income and expenses, income and expenses from services and loan loss provisions. Monetary loss from financial intermediation plus the monetary effect on administrative expenses and on other income and expenses, represents the loss caused by the exposure of the Bank’s liquid shareholders’ equity (shareholders’ equity less fixed assets and equity investments) to inflation, measured by the variation of the WPI.
Administrative Expenses
          The following table sets forth the components of our administrative expenses:

	Fiscal Year Ended
	December 31,
	2005		2004		2003
	(in millions of pesos)
Salaries and social security contributions	Ps.	330.5	Ps.	242.0	Ps.	198.3
Property-related expenses		57.7		55.6		70.1
Personnel services		30.0		27.0		15.7
Advertising and publicity		68.2		37.8		20.0
Amount accrued in relation to directors’ and syndics’ compensation		5.8		4.1		1.9
Electricity and communications		31.1		27.0		27.2
Taxes		37.4		40.9		29.8
Other		220.3		189.5		200.4

Total		781.0		623.9		563.4

          Fiscal Year 2005 Compared to Fiscal Year 2004
          Administrative expenses amounted to Ps.781.0 million, 25.2% higher than the Ps.623.9 million recorded in the prior fiscal year.
          Personnel expenses (salaries and social security contributions and expenses due to personnel services) increased 34.0% in aggregate, from Ps.269.0 million in fiscal year 2004 to Ps.360.5 million in fiscal year 2005. This increase was mainly due to higher salaries and to an increase in staff. The Bank’s staff, including the staff of Galicia Uruguay and the regional credit-card companies, grew 8.8%, from 6,181 to 6,722 employees, as a consequence of the higher level of activity. The remaining administrative expenses amounted in aggregate to Ps.420.5 million, thus reflecting an 18.5% increase from the Ps.354.9 million recorded in the prior fiscal year. This increase was due to higher advertising and publicity expenses (80.4%). The other remaining administrative expenses increased 11.1%, a growth that is related to a higher activity level and an increase in inflation during the year.

          Fiscal Year 2004 Compared to Fiscal Year 2003
          Administrative expenses amounted to Ps.623.9 million, 10.7% higher than the Ps.563.4 million recorded in the previous fiscal year. Personnel expenses increased 25.7% in aggregate, from Ps.214.0 million in fiscal year 2003 to Ps.269.0 million in fiscal year 2004. This increase was mainly due to higher salaries, which included a one-time payment at the end of the year. The Bank’s staff, including the staff of Galicia Uruguay and the regional credit-card companies, grew 6.2%, from 5,822 to 6,181 employees, as a consequence of the higher overall level of activity.
          The remaining administrative expenses totaling Ps.354.9 million in fiscal year 2004, were 1.6% higher than the Ps.349.4 million recorded the previous fiscal year. The decreases in expenses related to property-related expenses (Ps.14.5 million) and in other expenses (Ps.10.9 million) were more than compensated by the increases in expenses related to advertising and publicity (Ps.17.8 million), taxes (Ps.11.1 million) and payments to directors and syndics (Ps.2.2 million). The taxes charge includes the provision for the personal assets tax of our shareholders of fiscal years 2002, 2003 and 2004, which is paid by Grupo Galicia in accordance with the resolution of its shareholders meeting held on April 22, 2004.
Income/(Loss) from Equity Investments
          Income from equity investments amounted to Ps.6.7 million in fiscal year 2005. This profit was mainly due to the Ps.2.2 million profit from our interest in Banelco S.A. and the Ps.2.2 million profit from the sale by Sudamericana of its 100% interest in Instituto de Salta Compañía de Seguros de Vida S.A.
          In fiscal year 2004, we recorded Ps.3.0 million in income from equity investments. Fiscal year 2004 profit was mainly due to the Ps.1.9 million profit from our interest in Banelco S.A.
          In fiscal year 2003, we recorded a Ps.22.6 million loss from equity investments. The loss in fiscal year 2003 was mainly due to losses recorded from our investments in Aguas Argentinas S.A. (Ps.8.8 million), Tradecom International N.V. (il) (Ps.6.5 million), Camino de las Sierras S.A. (Ps.2.3 million) and Aguas Cordobesas S.A. (Ps.0.9 million).
Miscellaneous Income/(Loss), Net
          In fiscal year 2005, we recorded a miscellaneous net loss of Ps.64.3 million, while in fiscal year 2004, our miscellaneous net income amounted to Ps.98,8 million. The loss in 2005 was mainly due to the Ps.122.3 million loss from the amortization of the deferred losses from amparo claims. It should be mentioned that, beginning in December 2005, the Argentine Central Bank authorized financial institutions that have granted after such date new commercial loans with average lives exceeding 2 years, to defer the amortization of the deferred losses from amparo claims. As a consequence, the Bank deferred Ps.11.3 million during the last month of the year. The loss from the amortization of amparo claims was partially offset by loan recoveries for Ps.35 million and the net reversal of allowances for loan losses and other contingencies for Ps.28.5 million.
          Miscellaneous net income for fiscal year 2004 amounted to Ps.98.8 million, 41.5% lower than the Ps.168.9 million recorded in the previous year. The amount recorded in fiscal year 2004 was mainly due to the net reversal of allowances, mainly for loan losses, in the amount of Ps.123.6 million, and to loan recoveries for Ps.110.1 million. The latter amount includes Ps.56.8 million from the sale of part of the Bank’s loan portfolio recorded off-balance sheet. These gains were partially offset by the loss from the amortization of amparo claims in the amount of Ps.121.0 million.
          During fiscal year 2003, miscellaneous income, net (excluding the associated monetary loss), amounted to Ps.168.9 million. The gain recorded in fiscal year 2003 was mainly due to a net reversal of allowances, mainly for loan losses, in the amount of Ps.185.4 million and to loan recoveries for Ps.40 million. This income was partially offset by the amortization of the deferred losses from amparo claims, which totaled Ps.77.9 million for the period from April 2003 to December 2003.

Income Tax
          The income tax charge for fiscal year 2005 was Ps.19.3 million. This amount is made up of: (i) income tax charges of Ps.50.5 million corresponding to Tarjetas Regionales S.A. consolidated with its operating subsidiaries, and Ps.0.3 million, Ps.0.6 million and Ps.0.3 million corresponding to Sudamericana, Galicia Warrants, and Galicia Valores S.A., respectively, and (ii) a Ps.32.4 million profit corresponding to Grupo Galicia, mainly resulting from the forgiveness of the negotiable obligations issued by Galicia Uruguay, which reduced our deferred tax liability.
          In fiscal year 2004, a charge of Ps.43.8 million was recorded on account of income tax, of which Ps.29.6 million corresponded to Tarjetas Regionales S.A consolidated with its operating subsidiaries, Ps.12.9 million corresponded to Grupo Galicia on non-consolidated basis, Ps.0.6 million to Sudamericana, Ps.0.5 million to Galicia Warrants, and Ps.0.2 million to Galicia Valores S.A.
          In fiscal year 2003, our income tax expense amounted to Ps.0.6 million.
U.S. GAAP and Argentine Banking GAAP Reconciliation
General
          We prepare our financial statements in accordance with Argentine Banking GAAP. The more significant differences between Argentine Banking GAAP and U.S. GAAP relate to the determination of the allowance for loan losses, the carrying value of certain government securities and receivables for government securities, the accounting of the Bank’s foreign debt restructuring and recognition of deferred income taxes. For more detail on differences in accounting treatment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2005, see note 41 to our consolidated financial statements.
Allowances for Loan Losses
          With respect to the determination of the allowance for loan losses, we follow the rules of the Argentine Central Bank. Under these rules, reserves are based on minimum reserve requirements established by the Argentine Central Bank. U.S. GAAP requires that an impaired loan be generally valued at the present value of expected future cash flows discounted at the loan’s effective rate or at the fair value of the collateral if the loan is collateral dependent.
          For the purposes of analyzing our loan loss reserve under U.S. GAAP, we divide our loan portfolio into performing and non-performing commercial and consumer loans.
          Performing Commercial and Consumer Loans
          Performing loans are considered to be loans that are classified under the Argentine Central Bank classification guidelines as:
•	“Normal” and “Normal Performance”

•	“Potential Risk” and “Improper Fulfillment”
          We perform analyses of historical losses from our performing commercial and consumer loan portfolios in order to estimate losses for U.S. GAAP purposes resulting from loan losses that had been incurred in the performing loan portfolio at the balance sheet date but which had not been individually identified.
          We estimate that, on average, it takes a period of up to one year between the trigger of an impairment event and the identification of a loan as being a probable loss. Therefore, we have concluded that the losses incurred by the performing loan portfolio over the next year give a basis for estimating the amount of loss at the balance sheet date. We have collected data on the amounts of losses that had been incurred on commercial loans and consumer loans that were performing one year before. Using this data, the range of estimated default probabilities and estimated losses given default yield the following estimated SFAS 5 reserve for the performing commercial and consumer loan portfolio:

	December 31, 2005			December 31, 2004		December 31, 2003
	High		Low	High	Low	High	Low
	(in millions of pesos)
Performing Commercial Loans	Ps.	193.1	2.1	159.7	1.7	215.2	24.4
Performing Consumer Loans		30.3	22.2	15.4	11.1	23.2	20.0

          Non-performing Consumer Loan Portfolio
          The non-performing consumer loan portfolio is comprised of loans falling into the following classifications of the Argentine Central Bank:
•	“Defective Fulfillment”

•	“Difficulty in Recovery”

•	“Uncollectible”
          For these loans, we have developed a range of loss projections based on the default experience of non-performing loans. Based on this data, we have calculated a range of estimated loan losses for non-performing consumer loans:

	December 31, 2005			December 31, 2004				December 31, 2003
	High		Low	High		Low		High		Low
	(in millions of pesos)
Non-Performing Consumer Loans	Ps.	48.6	36.3	Ps.	45.3	Ps.	37.0	Ps.	84.6	Ps.	74.4

          Non-performing Commercial Loans
          The non-performing commercial loan portfolio is comprised of loans falling into the following classifications of the Argentine Central Bank:
•	“With Problems”

•	“High Risk of Insolvency”

•	“Uncollectible”
          For such non-performing commercial loans, we applied the procedures required by SFAS 114.
          For loans that were not collateral dependent, the expected future cash flows to be received from the loans were discounted using the interest rate at each balance sheet date for variable loans. Loans that were collateral dependent, and for which there was an expectation that the loan balance would be recovered via the exercise of collateral, were valued using the fair value of the collateral. In addition, in order to assess the fair value of collateral, we discounted collateral valuations due to the extended period of time that it can take to foreclose on assets in Argentina.
          Summary
          The following table identifies the high and low of loan loss reserves for the periods indicated.

	December 31, 2005				December 31, 2004				December 31, 2003
	High		Low		High		Low		High		Low
	(in millions of pesos)
Performing Commercial Loans	Ps.	193.1	Ps.	2.1	Ps.	159.7	Ps.	1.7	Ps.	215.2	Ps.	24.4
Performing Consumer Loans		30.3		22.2		15.4		11.1		23.2		20.0
Non-Performing Consumer Loans		48.6		36.3		45.3		37.0		84.6		74.4

	December 31, 2005				December 31, 2004				December 31, 2003
	High		Low		High		Low		High		Low
	(in millions of pesos)
Non-Performing Commercial Loans		397.9		397.9		379.5		379.5		953.7		953.7

Total	Ps.	669.9	Ps.	458.5	Ps.	599.9	Ps.	429.3	Ps.	1,276.7	Ps.	1,072.5

Loan Loss Reserve under U.S. GAAP	Ps.533.4				Ps.592.3				Ps.1,117.2

          As of December 31, 2003, and December 31, 2004, we expected that the loan loss reserve under U.S. GAAP would fall more toward the midpoint and the high end of the range, respectively, due to the continuing clean up of our loan portfolio through charge-offs, after the 2001-2002 crisis. As of December 31, 2005, we expected that the loan loss reserve under U.S. GAAP would fall more toward the midpoint of the range, due to the substantial completion of the Bank’s loan portfolio restructuring (caused by the situation in Argentina after the 2001-2002 crisis) and the fact that a deterioration of the loan portfolio quality is not expected in 2006.
          In addition to assessing the reasonableness of the loan loss reserve as described above, Banco Galicia makes an overall determination of adequacy of each period’s reserve based on such ratios as:
•	Loan loss reserves as a percentage of non-accrual loans,

•	Loan loss reserves as a percentage of total amounts past due, and

•	Loan loss reserves as a percentage of past-due unsecured amounts.

	December 31, 2005	December 31, 2004	December 31, 2003

Loan loss reserves as a percentage of non-accrual loans	139.49%	84.75%	85.98%
Loan loss reserves as a percentage of total amounts past due	208.36	131.09	110.50
Loan loss reserves as a percentage of past-due unsecured amounts	226.98	454.17	310.59

Carrying Value of Secured Loans, Certain Government Securities and Receivables for Government Securities
          Under Argentine Banking GAAP, our holdings of Secured Loans, Bogar, Boden 2012 corresponding to the Compensatory Bond, and Discount Bonds are carried in accordance with Argentine Central Bank valuation rules for public-sector assets, as explained hereunder in Item 4. “Information on the Company—Selected Financial Information—Government and Corporate Securities—Valuation.”
          Under U.S. GAAP, except for the Secured Loans, all of these assets are carried at fair value as fully explained in note 41 to our financial statements and “—U.S. GAAP — Critical Accounting Policies.” Secured Loans are recorded at amortized cost, which cost is the fair value at the date of exchange (December 2001).
          Government securities under investment accounts or classified as government securities without quotation under Argentine Central Bank rules (Boden 2012 corresponding to the Compensatory Bond) as well as Bogar and Discount Bonds, are considered as available for sale under U.S. GAAP. Unrealized gains or losses on these securities are reflected in other comprehensive income. Declines other than temporary in the value of these securities are reflected in the income statement.
          In connection with the Bank’s right to purchase the Hedge Bond, under Argentine Banking GAAP, the Bank has recognized the right to purchase the corresponding Boden 2012 at its equivalent value as if the Bank had the associated bond in its possession, and recognized the associated liability to fund the Hedge Bond as if the Bank had executed the debt agreement with the Argentine Central Bank. The receivable is denominated in U.S. dollars and bears interest at Libor, while the liability to the Argentine Central Bank is denominated in pesos and accrues interest at CER plus 2.0%, each retroactive to February 3, 2002.

          Under U.S. GAAP, the right to purchase the Hedge Bond is not considered an asset under Financial Accounting Standards Board Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements. Under this concepts statement, assets are defined as “... probable future economic benefits obtained or controlled by an entity as a result of past transactions or events.” In addition, one of the three essential characteristics of an asset is that an entity can obtain the benefit and can control others’ access to it. As of December 31, 2005, December 31, 2004, and December 31, 2003, the Bank could not obtain the benefit of the Hedge Bond until the transaction is approved by the Argentine Central Bank and the Bank remits funds to the Argentine Central Bank. Similarly, the liability under U.S. GAAP will be recognized when the Bank actually enters into the relevant financing arrangement.
          In addition, as of December 31, 2005, 2004 and 2003, under Argentine Banking GAAP, the Bank had recorded under “Intangible Assets” the difference arising from the reimbursement of Reprogrammed Deposits at the market exchange rate pursuant to amparo claims and the carrying value of these deposits. The receivable for differences related to amparo claims does not represent an asset under U.S. GAAP.
Adjustment to Prior Year Results
          As fully described in note 38 to our financial statements, under Argentine Banking GAAP, in accordance with Argentine Central Bank rules, in fiscal year 2004 we recorded adjustments to prior year results as contra equity adjustments. Under U.S. GAAP, APB 20 generally prohibits retroactive restatement of prior year financial statements to reflect accounting changes. As a result, we recorded through our year results the amounts reflected as restatement on our prior year results.
Foreign Debt Restructuring
          On May 18, 2004, the Bank completed the restructuring of its foreign debt. As a result of this restructuring, we recorded a Ps.119.7 million net gain under Argentine Banking GAAP.
          For U.S. GAAP purposes, we accounted the restructuring in two steps. The first step of the debt restructuring required the holders of the Bank’s debt to exchange its old debt with the Bank for new debt in two tranches. Pursuant to EITF 02-04, the Bank did not receive any concession from the holders of its debt and therefore, we did not consider the first step of the Bank’s debt restructuring as a troubled debt restructuring. Pursuant to EITF 96-19 we accounted the first step restructuring as modification of the old debt and therefore we did not recognize any gain or loss. The second step restructuring required the holders of the Bank’s debt to forgive it a certain amount of debt based on different options that the Bank offered to exchange its debt. Pursuant to U.S. GAAP we accounted for this second step of the Bank’s debt restructuring in accordance with FAS 15, as the holders of the Bank’s debt granted it certain concessions. FAS 15 requires the comparison of the future cash flows of the restructured debt and the carrying value of the old debt at the restructuring date.
          We did not record any gain on the Bank’s troubled debt restructuring since a gain can only be recognized when the carrying value of the old debt at the date of the restructuring exceeds the total future cash payments of the restructured debt reduced by the fair value of the assets and equity given by the Bank as payment of the debt. As a result, under U.S. GAAP, the carrying amount of the Bank’s restructured debt is greater than the amount recorded under Argentine Banking GAAP. Therefore, under U.S. GAAP we calculated a new effective interest rate to reflect the present value of the future cash payments of the Bank’s restructured debt.
Securitizations
          Under Argentine Banking GAAP, transfers of financial assets to a financial trust are recorded as sales. The financial trust’s debt securities retained are recorded at face value plus accured interest, while certificates of participation retained are recored under the equity method.
          Under U.S. GAAP, transfers of financial assets can be recorded as sales, if control of such assets is surrendered. If control is not surrendered, they are recorded as secured borrowings. Additionally, even if the transfers are considered sales, an analysis must be made in order to determine if the securitization entity is under the scope of FIN 46 and its assets should still be consolidated if the transferor is the primary beneficiary. The retained interests in a transfer recorded as a sale are initially recorded based on their allocated book value using the fair value allocation method. Then, the securities are considered available for sale securities and recorded at their fair value with changes in unrealized gains and losses charged to equity through other comprehensive income. If the transfers are considered secured borrowings, the assets are retained in the books of the transferor and a liability is recognized for the fair value of the consideration received.
Income Tax
          Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and therefore income taxes are recognized on the basis of amounts due in accordance with Argentine tax regulations. This method was applied to Banco Galicia. However, Grupo Galicia and its non-bank subsidiaries applied the deferred income tax method. As a result, these companies recognized a deferred tax.
          For the purposes of U.S. GAAP reporting, we apply SFAS No. 109 “Accounting for Income Taxes.” Under this method, income taxes are recognized based on the liability method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax bases of our assets and liabilities. Deferred tax assets are recognized if it is more likely than not that such assets will be realized.
Summary
          As a result of the above and other differences, our net income and shareholders’ equity under Argentine Banking GAAP and U.S. GAAP for the periods indicated were as follows:

	Net Income (Loss)				Shareholders’ Equity (Deficit)
	Argentine Banking				Argentine Banking
	GAAP		U.S. GAAP		GAAP		U.S. GAAP
			(in millions of pesos)
Fiscal Year 2005	Ps.	107.2	Ps.	731.0	Ps.	1,626.8	Ps.	(2,128.3)
Fiscal Year 2004		(109.9)		(1.1)		1,519.5		(3,195.7)
Fiscal year 2003		(222.2)		731.3		1,419.4		(4,453.3)
          The significant differences that result between net income and other comprehensive income under U.S. GAAP and net income under Argentine Banking GAAP primarily reflect that under U.S. GAAP:
•	Significant losses were recognized in 2001 from the effects of several Argentine Government actions reflected at the end of that year. With the improvement in the Argentine economy and business environment, changes in estimated losses are reflected in the income statement and under other comprehensive income in 2003, 2004 and 2005.

•	The Hedge Bond and the liability with the Argentine Central Bank for its purchase are not recognized, the net effect of which varies significantly in 2003, 2004 and 2005.

•	The Compensatory Bond in 2005 and the amounts receivable for this Bond in 2003 and 2004 are reflected at market values, with changes in values being recognized in the income statement in 2003 and under other comprehensive income since the Compensatory Bond was received, the effect of which varies significantly in 2003, 2004 and 2005.

•	Much of the Argentine public-sector debt balances reflect market-value adjustments recognized from exchange transactions. Accretion of the discount, considering the amounts estimated to be collected, are recognized as income after the exchange transaction occurred.

•	Bogar and Discount Bonds are reflected at market values, with changes from market values at the time of exchange being recognized as other comprehensive income. With the improvement in the Argentine economy, market values have varied significantly.

•	The Bank’s foreign debt restructuring completed in 2004 was accounted as a troubled debt restructuring. Therefore the carrying value of such debt is higher under U.S. GAAP and no gain was recognized at the time of the restructuring.
Results by Segments
General
          Banco Galicia is our most significant subsidiary, in which we have 93.6% participation. We also have an 87.5% direct interest in Sudamericana (in which Banco Galicia holds a 12.5% stake), an 87.5% direct participation in Net Investment S.A. (Banco Galicia owns the remaining 12.5% stake) and an 87.5% direct interest in Galicia Warrants (where Banco Galicia holds the other 12.5%), and a 100% direct participation in Galval.

          Our main segments are:
-	the “Grupo Galicia” segment showing Grupo Galicia’s unconsolidated specific income and expenses not attributable to its investments in subsidiaries, except for goodwill amortization;

-	the “Insurance” segment, corresponding to Sudamericana’s consolidated results of operations (including the 12.5% interest owned by the Bank);

-	the “Other Grupo Businesses” segment representing the results of operations of Net Investment S.A. consolidated and Galicia Warrants (in both cases, including the results of the 12.5% interests of the Bank), and Galval; and

-	Banco Galicia’s operating segments (see below).
          The operating segments employed by Banco Galicia’s management are based on the following criteria:
•	the geographical location of each branch or business, or “unit;”

•	the similarity of the businesses conducted with or the services provided to Banco Galicia’s customers; and

•	the existence of homogeneous groups of customers to which products and services are provided.
          Banco Galicia’s operating segments are:
          Buenos Aires Metropolitan Branches—corresponds to business conducted with customers in branches located in the Federal Capital and the greater Buenos Aires area.
          Rest of the Country Branches—corresponds to business conducted with customers in branches located in Argentina but outside the Federal Capital and the greater Buenos Aires area.
          Head Office—corresponds to business conducted with customers in Banco Galicia’s Head Office and with the national and provincial public sectors.
          Regional Credit Cards—corresponds to the results of Tarjetas Regionales S.A and the regional credit-card companies.
          International—corresponds to the business of Galicia Uruguay, Banco Galicia’s foreign branches and other international subsidiaries (excluding the results from Galicia Cayman’s interest in Tarjetas Regionales S.A.)
          Other Financial Businesses—corresponds to the business of Galicia Valores S.A. Sociedad de Bolsa and Galicia Factoring y Leasing S.A. In addition, this segment includes the results of the equity investments of the Bank in financial-related companies not required to be consolidated in which the Bank holds minority interests. Until 2004, it included Galicia Capital Markets S.A. (in liquidation) and Agro Galicia S.A. (liquidated in 2005).
          Other Equity Investments—corresponds to Banco Galicia’s participation in various infrastructure and public utility services companies.
          The column “Corporate Adjustments” comprises intercompany transactions between Grupo Galicia and its consolidated subsidiaries and among these companies, if corresponding, that are eliminated in our consolidated income statement and the results corresponding to minority interests in Banco Galicia.
          With respect to the segments “Buenos Aires Metropolitan Branches,” Rest of the Country Branches” and “Head Office,” the net financial income of each unit, for fiscal year 2005, was determined based on the margin generated by each operation at the moment it was settled. This margin arises from comparing the interest rate of the operation with an equivalent interest rate in the wholesale financial market, in terms of currency, tenor and type of rate. For prior fiscal years, the net financial income of each unit was determined based on the financial income and financial expenses generated by the assets and liabilities located in each unit, calculated compensating the lending unit and charging the borrowing unit a transfer price equal to Banco Galicia’s average margin by currency for the same period. In addition, each unit is also allocated its income from services, provisions for loan losses and other income generated by the assets managed by such unit. The distribution of administrative expenses is made based on the information arising from the Bank’s cost system, which gathers the allocation of the unit’s own expenses from the accounting system and appropriates to each unit the cost of the support provided by the rest of the organization.

          Our results by segment are shown in note 36 to our audited consolidated financial statements.
          Below is a discussion of our results of operations by segment for the years ended December 31, 2005, December 31, 2004 and December 31, 2003, based on our existing segments.
Results by Segments for the Fiscal Year Ending December 31, 2005
          Grupo Galicia— This segment posted a net loss of Ps.108.3 million in fiscal year 2005, mainly due to the forgiveness of US$43 million of subordinated negotiable obligations issued by Galicia Uruguay, included under other losses (Ps.137.7 million). Operating expenses offset the net financial income (Ps.12.9 million and Ps.9.9 million respectively) but there was a Ps.32.4 million income tax recovery. This recovery was the result of the write-off of the deferred tax liability related to the income tax payable on the subordinated negotiable obligations issued by Galicia Uruguay. Once the negotiable obligations were forgiven, the liability was also written-off. The main items of operating expenses were Ps.3.7 million corresponding to the provision of personal assets tax, Ps.2.8 million of fees for services received and Ps.2.4 for personnel expenses.
          Insurance— The insurance segment showed a consolidated net income of Ps.11.2 million for the twelve-month period ended September 30, 2005. Galicia Vida Compañía de Seguros S.A. recorded a Ps.9.3 million profit. The consolidated net income of Sudamericana is mainly made up of the following: (i) collection of premiums and accrual of claims for Ps.12.5 million, (ii) net financial income for Ps.17.2 million, (iii) administrative expenses amounting to Ps.11.6 million, approximately 61% of which corresponds to personnel expenses and (iv) net expenses from services for Ps.6.8 million, mainly generated by acquisition fees paid to the Bank and to producers.
          Other Grupo Businesses— This segment, showing the results of Net Investment S.A., Galicia Warrants and Galval, posted a Ps.1.6 million net loss. The negative results of this segment are attributable to Net Investment S.A., which recorded a Ps.1.8 million loss. This was mainly due to the performance of its operating subsidiaries, which generated a Ps.1.5 million loss from equity investments. Galicia Warrants’ net income amounted to Ps.0.5 million, while Galval’s net loss amounted to Ps.0.3 million.
          The results of the segments relating to the breakdown of the Bank’s operations were as follows:
          Buenos Aires Metropolitan Branches and Rest of the Country Branches— These two segments recorded similar behaviors, with Ps.84.0 million and Ps.45.1 million profits, respectively. These segments’ net income was due to an increase in operating income, as a result of greater net financial income and net income from services, partially offset by the establishment of loan loss provisions and greater administrative expenses.
          Net financial income amounted to Ps.158.2 million for the Buenos Aires Metropolitan Branches segment and to Ps.106.4 million for the Rest of the Country Branches segment, due to an increase in both cases of their average loans and deposits. These increases were of 35.2% and 32.1%, respectively, in the case of loans and 24.8% and 17.4%, respectively, in the case of deposits.
          Net income from services was 19.4% and 28.4% higher than in 2004, for the Buenos Aires Metropolitan Branches and the Rest of the Country Branches segments, respectively. This was mainly the consequence, for both segments, of an increase in the volume of operations and in the fees of the main transactional products, and of a greater number of deposit accounts.
          Loan loss provisions of the Buenos Aires Metropolitan Branches and Rest of the Country Branches segments amounted to Ps.14.0 million and Ps.1.2 million, respectively. Administrative expenses were 12.2% and 13.5% higher than in 2004, respectively, mainly as a consequence of higher own and indirect personnel expenses, due to higher salaries and to staff increases. These segments’ staff grew 4.6% and 5.8%, to 1,149 and 818 employees, respectively. Most of the remaining administrative expenses components grew due to a higher level of activity and to the increase in inflation during the year. The number of branches practically did not vary.

          Head Office— This segment recorded a Ps.149.6 million net loss during 2005, mainly as a consequence of net other losses, higher administrative expenses, and lower profits from reversals of loan loss provisions, which were partially offset by higher net income from services and a positive net financial income.
          Net financial income, for Ps.11.3 million, was mainly due to the valuation of Bogar holdings in accordance with Communiqué “A” 3911 of the Argentine Central Bank, as supplemented, together with the higher net financial income due to the net CER adjustment related to interest-earning assets and interest-bearing liabilities, given that all principal adjustment by the CER is assigned to this segment. This income was partially offset by the increase of the Bank’s debt securities’ cost and by the cost of other interest-bearing liabilities. See Item 5. “Results of Operations for the Fiscal Years Ending December 31, 2005, December 31, 2004 and December 31, 2003 — Financial Income” and “Results of Operations for the Fiscal Years Ending December 31, 2005, December 31, 2004 and December 31, 2003 — Financial Expenses.”
          Net income from services amounted to Ps.69.7 million, up 28.8% from the Ps.54.2 million of 2004, mainly due to the increase of fees on deposit accounts and to the greater volume of operations in general. The segment’s administrative expenses increased 86.8%, as compared to 2004, mainly due to an 80.6% increase in advertising and publicity expenses, which amounted to Ps.67.9 million in 2005, and to Ps.37.6 million in 2004. This added to the impact on the remaining administrative expenses of a higher activity level and an increase in inflation during the year. The segment’s loan loss provisions line recorded a Ps.80.9 million profit, as a consequence of the reversal of allowances for loan losses from prior years (the reversal of loan loss provisions is shown in the “loan loss provisions” line). This profit was lower than in 2004, because as a result of the progress made during 2004 in the loan portfolio restructuring process, a lower amount of loans to be restructured remained in 2005. Net other losses amounted to Ps.172.0 million, mainly attributable to the Ps.122.3 million loss from the amortization of amparo claims.
          Regional Credit Cards— The segment’s net income amounted to Ps.63.1 million, lower than the Ps.96.1 million recorded in the prior fiscal year, mainly as a consequence of the greater operating income of Tarjetas Regionales S.A.’s operating subsidiaries, which reflects the effect of the expansion of their business, which was partially offset by higher administrative expenses and by a higher income tax.
          During 2005, the aggregate number of credit-card statements issued by the regional credit-card companies increased 22%, and their average loan portfolio grew 39.6% from fiscal year 2004 average. The segment’s net income was 20.7% higher than in 2004, as a result of greater net financial income and net income from services. It should be mentioned that income from services was affected by the reduction in the fees charged to retailers, beginning in January 2005, that was provided by law, which was offset by a greater business volume and by an increased net financial income. Administrative expenses increased 42.9%, due to the opening of 22 new service centers and branches and the expansion of operations to provinces in which the regional credit-card companies did not have a presence before. Loan loss provisions remained low due to an improved asset quality performance. The greater income tax was due to the full use of tax credits by these companies in 2004.
          International—This segment recorded a Ps.278.1 million profit, as a result, mainly, of net other income for Ps.195.4 million. This was mainly attributable to the Ps.124.3 million profit resulting from our forgiveness of the subordinated negotiable obligations issued by Galicia Uruguay.
          Other Financial Businesses— This segment recorded a Ps.3.5 million net profit, mainly attributable to the Ps.2.2 million profit from the Bank’s interest in Banelco S.A.
          Other Equity Investments— This segment recorded a Ps.0.02 million profit, reflecting a Ps.0.02 million income from equity investments included under the line “Other income/(Loss).” This amount mainly reflects losses for Ps.0.6 million and Ps.0.4 million, from the Bank’s interest in Aguas Argentinas S.A. and Aguas Cordobesas S.A., and profits for Ps.0.6 million and Ps.0.3 million from the Bank’s interest in Inversora Diamante SA. and Inversora Nihuiles S.A., respectively.

Results by Segments for the Fiscal Year Ending December 31, 2004
          Grupo Galicia—This segment posted a net loss of Ps.16.3 million in fiscal year 2004, mainly due to a Ps.13.0 million income tax provision. This income tax provision was the result of the appreciation of the value of the subordinated bond issued by the Bank and held by Grupo Galicia. Operating expenses offset the net financial income (Ps.13.5 million and Ps.13.1 million respectively) and the rest of the negative result was due to other losses corresponding mainly to the depreciation of intangible assets. The net financial income is explained by Ps.6.6 million that is the return on Grupo Galicia’s financial holdings, and Ps.6.5 due to a 1.4% increase in the exchange rate that affected our dollar-denominated assets. The main items of the operating expenses were Ps.9.4 million corresponding to the provision of personal assets tax, Ps.1.1 million of fees for services received and Ps.0.9 million for personnel expenses.
          Insurance—The insurance segment showed a consolidated income of Ps.4.2 million for the twelve-month period ended September 30, 2004. Galicia Vida Compañía de Seguros S.A. recorded a Ps.6.8 million profit, which was partially offset by the Ps.2.0 million loss recorded by Instituto de Salta Compañía de Seguros de Vida S.A. The consolidated income of Sudamericana is mainly made up of the following: (i) collection of premiums and accrual of claims for Ps.11.7 million, (ii) net financial income for Ps.11.9 million attributable to gains resulting from CER adjustments and interest earned on deposits, government securities and Secured Loans, (iii) administrative expenses amounting to Ps.13.5 million, approximately 50% of which corresponds to personnel expenses, and (iv) net expenses from services for Ps.4.7 million, mainly generated by acquisition fees paid to the Bank and to producers.
          Other Grupo Businesses—This segment, showing the results of Net Investment S.A. and Galicia Warrants, posted a Ps.2.1 million net loss. This negative result was attributable to Net Investment S.A. Galicia Warrants S.A.’s net income amounted to Ps.0.5 million, while Net Investment S.A. showed a Ps.2.6 million loss, mainly due to the performance of its operating subsidiaries, which generated a Ps.2.1 million loss from equity investments.
          The results of the segments relating to the breakdown of the Bank’s operations were as follows:
          Buenos Aires Metropolitan Branches and Rest of the Country Branches—In aggregate, these two segments, which recorded similar behaviors, showed a Ps.93.9 million profit (Ps.57.6 million and Ps.36.3 million, respectively). These segments’ net profits were the consequence of greater net financial income and net fee income, and income from reversals of loan loss provisions, which were partially offset by an increase in administrative expenses.
          These segments’ net financial income reflects a recovery in average loans (the branches’ loan portfolio is mainly comprised of loans to the private sector, which increased in average from Ps.1,917.3 million to Ps.2,010.4 million for the two segments in aggregate in 2004); and an increase in average deposits from Ps.3,092.5 million to Ps.4,041.5 million. In addition, there was an increase in the lending rates on the branches’ loan portfolio and a decrease in their cost of funds (deposit interest rates).
          As a consequence of the improvement in the quality of their loan portfolios, in 2004, the branches reversed loan loss provisions established in prior fiscal years. Given that these reversals are included in the “loan loss provisions” line, and that they were for amounts greater than loan loss provisions, a profit was recorded in this line. This mainly reflects the improved performance of the Argentine economy as a whole in the last two years.
          Fee income increased 17.4% when compared with the prior fiscal year, mainly due to a greater volume of transactions and an increase in the prices of certain products during the last quarter of 2004.
          Administrative expenses were up 15.0% from the prior fiscal year, mainly due to higher personnel expenses. The majority of the remaining administrative expenses items decreased. The number of branches at the end of fiscal year 2004 was 223 (compared to 226 in December 2003), which had 1,871 employees (compared to 1,837 in December 2003).

          Head Office—This segment showed a Ps.252.1 million net loss in 2004, as a consequence of significant net other losses and of a negative net financial income, partially offset by a significant reversal of loan loss provisions, and to a lesser extent by an increase in net fee income and a decrease in administrative expenses.
          The Ps.158.6 million net financial loss was mainly attributable to the valuation of the Bank’s portfolio of Bogar, External Notes and Secured Loans (recorded at the Head Office) in accordance with the requirements of Argentine Central Bank’s Communiqué “A” 3911 as supplemented. See Item 4. “Information on the Company—Selected Statistical Information—Government and Corporate Securities—Valuation.” Application of these valuation rules resulted in a Ps.193.3 million loss for the Bank, recorded as a lower financial income. This loss was partially offset by the increase in the Libo rate accrued by the Bank’s position in Boden 2012, also recorded in full at the Head Office. Although deposit cost decreased, this was not sufficient to offset the increased cost of Argentine Central Bank borrowings (also recorded in whole at the Head Office) of 269 b.p. See “—Results of Operations for the Fiscal Years Ending December 31, 2005, December 31, 2004 and December 31, 2003—Financial Expenses.”
          In 2004, this segment’s net income from services amounted to Ps.54.2 million, 11.7% higher than in 2003. Head Office administrative expenses decreased 8.1% from the prior year as a consequence of the Bank’s efforts to keep costs under control.
          The Head Office provisions for loan losses recorded a Ps.169.4 million profit, as a result of the reversal of loan loss reserves established in prior years. This reversal reflects the progress made by the Bank in the restructuring of its commercial loan portfolio and the overall improvement in loan portfolio quality.
          The net other loss amounted to Ps.242.4 million, mainly attributable to the Ps.121.0 million amortization of the deferred loss in connection with amparo claims and the establishment of reserves for other contingencies.
          Regional Credit Cards—This segment recorded net income of Ps.96.1 million, reflecting the favorable effect on their results of operations of the sustained recovery of the Argentine economy’s activity level together with an improvement in operating efficiency and credit quality.
          In 2004, the aggregate number of credit card statements issued by the regional credit-card companies increased by 22% and their loan portfolio grew by 33.7%, both as compared to the previous year-end. Operating income of the regional credit-card companies increased by 78.1% as compared to fiscal year 2003, mainly attributable to a 69.1% increase in net financial income, while administrative expenses grew by 22.6%, to keep up with both the rising business volumes and quality standards. This was possible due to the use of technology and a continuous improvement in processes and organization, leading to efficiency gains and economies of scale.
          The daily collection efforts made allowed keeping delinquency at minimum historical levels. In fact, arrears of more than 90 days represented 3.26% of the aggregate portfolio at year-end, a ratio that is lower than in the previous years.
          International—This segment showed a Ps.126.3 million profit. This result is mainly attributable to: (i) a Ps.190.4 million net financial income, which mainly reflects the gain at the level of Galicia Uruguay generated by the repayment of restructured deposits with Boden 2012 at par, in the exchange offered to its depositors in early 2004 (this gain was eliminated in the “Overhead and Corporate Adjustments” column, given that this transaction did not generate a profit at the consolidated level) and (ii) a Ps.58.4 million net other income, mainly attributable to the reversal of loan loss provisions. These profits were partially offset by Ps.86.7 million loan loss provisions and Ps.20.5 million administrative expenses.
          Other Financial Businesses—This segment showed a Ps.7.4 million net profit mainly attributable to the Ps.3.7 million net profit of Galicia Capital Markets S.A. (in liquidation) and the Ps.1.8 million profit from our interest in Banelco S.A.
          Other Equity Investments—This segment showed a Ps.0.2 million profit reflecting net other income. The “Other Income” line shows the aggregate results generated by the Bank’s interests in infrastructure and utility companies, mainly Aguas Cordobesas S.A., Caminos de las Sierras S.A. and Inversora Nihuiles S.A.

Results by Segments for the Fiscal Year Ending December 31, 2003
          Grupo Galicia—This segment posted a net loss of Ps.22.1 million in fiscal year 2003, mainly due to a Ps.18.1 million net financial loss mainly attributable to the revaluation of Grupo Galicia’s US$43 million holdings of dollar-denominated Galicia Uruguay subordinated negotiable obligations, from Ps.3.36 per U.S. dollar as of December 31, 2002, to Ps.2.93 per U.S. dollar as of December 31, 2003.
          Insurance—The insurance segment showed a Ps.7.9 million net loss, mainly due to: (i) the recording of earnings for Ps.16.5 million from premiums earned and other net charges; (ii) the payment of claims in the amount of Ps.12.8 million; (iii) a Ps.14 million loss from other income, which was in turn mainly due to a Ps.12.9 million increase in the amounts to be paid to Galicia Retiro’s customers in accordance with the plan previously agreed with its customers to restructure its dollar-denominated annuities, (iv) administrative expenses of Ps.15.6 million; (v) a Ps.3.1 million net loss from services mainly reflecting acquisition costs and (vi) a Ps.11.7 million loss from inflation adjustment. These losses were partially offset by a Ps.33.2 million net financial income attributable to gains resulting from the pesification of liabilities, CER adjustments and interest earned on deposits, government securities and Secured Loans, net of interest on negotiable obligations.
          Other Grupo Businesses—This segment posted a Ps.5.5 million net loss. The negative results of this segment were attributable to Net Investment S.A. Galicia Warrants’ net income amounted to Ps.0.5 million in the fiscal year ended December 31, 2003, due to a Ps.0.4 million loss resulting from the appreciation of the exchange rate during 2003. Net Investment S.A. showed a Ps.6.1 million loss in fiscal year 2003, mainly due to the performance of its operating subsidiaries, which generated a Ps.3.0 million loss from equity investments, and due to the establishment by the company of a Ps.3.3 million valuation reserve on its interest in Tradecom International N.V. (il).
          The results of the segments relating to the breakdown of the Bank’s operations were as follows:
          Buenos Aires Metropolitan Branches and Rest of the Country Branches—In aggregate, these two segments which recorded similar behaviors, showed a Ps.84.1 million net loss (Ps.39.3 million and Ps.44.8 million, respectively). These segments’ net losses were the consequence of a low net financial income, as in the previous fiscal year, and lower net fee income, which were not offset by lower administrative expenses.
          These segments’ net financial income was affected by a significant decrease in average loans (the branches’ loan portfolio is mainly comprised of loans to the private sector, which decreased in average from Ps.3,524.8 million to Ps.1,917.3 million for the two segments in aggregate in 2003); and a decrease in average deposits from Ps.3,468.1 million to Ps.3,092.5 million. The decrease in average deposits was attributable to the same reasons that accounted for the strong decrease in the Bank’s deposits, which was experienced in 2002, including the restructuring of Galicia Uruguay’s deposits (which are included in these segments to the extent that the depositor is a client of a metropolitan or rest of the country branch) and to the reduction in the interest-rate spread for the Bank as a whole, which was mainly due to the decrease in the lending rate (which was due, in turn, to the decrease in the CER variation).
          As a consequence of the improvement in the quality of their loan portfolios, in 2003, the branches’ loan loss provisions were 78.8% lower than in the previous fiscal year. This reflects the improved overall conditions of the Argentine economy in 2003.
          Fee income decreased 10.5% when compared with the prior fiscal year, mainly due to the effect of the restatement in real terms of the net fee income of the prior fiscal year.
          Administrative expenses were 4.0% lower than in the prior fiscal year, reflecting the Bank’s cost containment policy. At the end of fiscal year 2003 there were 226 branches (compared to 227 in December 2002), with 1,837 employees (compared to 1,888 in December 2002).

          Head Office—This segment showed a Ps.76.5 million net loss in 2003, as a consequence of a significant net financial loss, partially offset by significant net other income, an increase in net fee income and a decrease in loan loss provisions and administrative expenses.
          The Ps.373.2 million net financial loss was mainly attributable to the valuation of the Bank’s portfolio of Bogar and Secured Loans (recorded at the Head Office) in accordance with the requirements of Argentine Central Bank’s Communiqué “A” 3911. See Item 4. “Information on the Company— Selected Statistical Information—Government and Corporate Securities—Valuation.” Application of this valuation rule resulted in a Ps.132.3 million loss for the Bank (recorded as a lower financial income). In addition, the yield on Bogar and Secured Loans decreased as a consequence of the decrease in the CER variation, the Compensatory Bond and the Hedge Bond (dollar-denominated Boden 2012 also recorded at the Head Office) were revalued from Ps.3.36 per U.S. dollar at December 31, 2002, to Ps.2.93 at December 31, 2003, and the net yield on the Bank’s dollar-denominated assets was negative due to the fact that the Boden 2012 accrue Libor. These effects were not offset by a lower deposit cost and by the significant (2,544 b.p.) decrease in the cost of Argentine Central Bank borrowings.
          This segment’s net income from services recovered its pre-crisis level, amounting to Ps.48.5 million in 2003, compared to a net loss of Ps.3.3 million in 2002.
          Head Office administrative expenses decreased 78.6% from the prior year reflecting the Bank’s efforts to cut costs and streamline operations in 2002, as a result of the 2001-2002 crisis.
          Both the Ps.40.4 million gain from provisions for loan losses and the Ps.292.9 million net other income were attributable to the net reversal of loan loss reserves as a result of the improvement in the Argentine economy as a whole and the progress made by the Bank in the restructuring of its commercial loan portfolio, both leading to an asset quality improvement from the prior year. The increase in net other income was also due to the net reversal of reserves for other contingencies, partially offset by the Ps.77.9 million amortization of the deferred loss in connection with amparo claims, in accordance with Argentine Central Bank Communiqué “A” 3916.
          Regional Credit Cards—This segment recorded net income of Ps.49.4 million, reflecting the favorable effect on the results of operations of the regional credit-card companies of the recovery of the Argentine economy’s activity levels and of the appreciation of the peso against the dollar during 2003.
          The appreciation of the peso during the year had a positive effect on these companies’ net financial income, which amounted to Ps.55.5 million (compared to a Ps.17.2 million net financial loss in 2002) given their short foreign-currency position.
          As a result of the improvement in the general economic environment and of the resulting decrease in loan delinquency, loan loss provisions decreased 66.0% from the prior year level. The non-accrual-to-total loans ratio for these companies reached 3.6% at the end of fiscal year 2003 from 19.1% a year before.
          Growing economic activity resulted in an increase of these companies’ loan origination (which reduced the decrease in average loans when compared to that observed in 2002) and in the volume of average credit cards managed by them. In addition, the improvement in the general economic environment resulted in an increase of these companies’ customers’ consumption and use of the cards managed by the regional credit-card companies. These positive developments were partially offset by the failure of service prices to increase as much as the general level of prices. As a result of the above, these companies’ net income from services increased 11.5% from the prior fiscal year.
          In addition, administrative expenses decreased 9.9% reflecting these companies’ continuing cost containment efforts after the significant downsizing of operations carried out in 2002.
          International—This segment showed a Ps.36.8 million profit. This result is mainly attributable to the Ps.186.5 million net financial income, which mainly reflects the gain generated by the appreciation of the peso during 2003, since Galicia Uruguay was left, after the asymmetric pesification, with a short foreign-currency position for which the Argentine Government compensated Banco Galicia in Argentina. In addition, loan loss provisions decreased and net other income showed a Ps.65.7 million profit, mainly due to the net reversal of loan loss reserves, both as a consequence of the improvement in the quality of Galicia Uruguay’s loan portfolio generated by the overall improvement in the Argentine economy and by the progress in the restructuring of the Galicia Uruguay loan portfolio achieved during 2003. Administrative expenses for this segment decreased 58.6%, reflecting a decrease in all expense components but particularly in taxes.
          Other Financial Businesses—This segment showed a Ps.31.0 million net loss mainly attributable to the Ps.23.4 million net other loss reflecting the establishment of a valuation reserve by Galicia Capital Markets S.A. (in liquidation) on its holdings of subordinated notes issued by a trust whose assets were shares of an Argentine private-sector company.
          Other Equity Investments—This segment showed a Ps.12.0 million loss as a result of net other losses. The “Other Income” line shows the aggregate losses generated by the Bank’s interests in infrastructure and utility companies, mainly Aguas Argentinas S.A., Caminos de las Sierras S.A. and Aguas Cordobesas S.A. These companies were significantly affected by the changes that occurred in the Argentine economy since 2002.
Consolidated Assets
          The structure and main components of our consolidated assets as of December 31, 2005, were as follows:

	As of December 31,
	2005		%	2004		%	2003			%
	(In millions of pesos, except percentages)
Cash and due from banks	Ps.	1,041.2	4.1%	Ps.	988.7	4.2%	Ps.	826.2		3.6%
Government and corporate securities		5,971.8	23.3		5,534.1	23.4		6,408.3	(1)	28.1
Loans		10,555.2	41.2		8,438.2	35.7		7,506.5		32.9
Hedge Bond to be acquired		4,155.0	16.2		4,732.3	20.0		4,629.6		20.3
Other assets		3,912.5	15.2		3,957.3	16.7		3,452.3		15.1

Total	Ps.	25,635.7	100.0%	Ps.	23,650.6	100.0%	Ps.	22,822.9		100.0%

(1)	Includes Ps.3,539.6 million of Bogar, that were previously recorded as Loans.
          Of our Ps.25,635.7 million total assets as of December 31, 2005, Ps.25,456.2 million, equivalent to 99.3%, corresponded to the Bank. The remaining 0.7% is attributable mainly to Sudamericana on a consolidated basis (Ps.113.8 million). The composition of our assets shows an increase in the participation of total loans to the detriment of government and corporate securities, including under this concept the Hedge Bond pending receipt (Boden 2012)
          The item “Cash and Due from Banks” mainly includes Ps.552.5 million of cash and Ps.413.6 million held at the Argentine Central Bank. The cash and the balance held at the Argentine Central Bank are computable for meeting the minimum cash requirements set by the Argentine Central Bank and explained under Item 5. “Operating and Financial Review and Prospects—Item 5B. Liquidity and Capital Resources—Liquidity.”
          Our holdings of government and corporate securities as of December 31, 2005 amounted to Ps.5,971.8 million, of which Ps.5,967.4 million were government securities. Our holdings of government and corporate securities are shown under Item 4. “Information on the Company—Selected Statistical Information—Government and Corporate Securities.”
          Our total net loans amounted to Ps.10,555.2 million, of which Ps.10,507.7 million corresponded to the Bank and the remaining amount to Secured Loans held by Sudamericana. For more information on the Bank’s loan portfolio, see Item 4. “Information on the Company—Selected Statistical Information—Loan Portfolio.”
          In addition, as of December 21, 2005, we recorded under “Other Receivables for Financial Intermediation,” the Hedge Bond pending receipt by the Bank corresponding to the Boden 2012 to be acquired, and representing compensation for the asymmetric pesification the Bank is entitled to, for Ps.4,155.0 million. See Item 4.

“Information on the Company—Selected Statistical Information—Government and Corporate Securities” and Item 4. “Information on the Company—Main Regulatory Changes since 2002—Compensation to Financial Institutions.”
          As of December 31, 2005, “Other Assets” mainly comprised:
•	Ps.825.9 million corresponding to bank premises and equipment, miscellaneous assets and intangible assets (excluding the deferred losses from amparo claims).

•	Ps.536.5 million of the Bank’s holdings of debt securities and subordinated notes issued by the Galtrust I Financial Trust, as a result of the securitization of loans to the provincial public sector in late 2000, recorded in our balance sheet under the caption “Other Receivables from Financial Brokerage.”

•	Ps.347.8 million recorded as an intangible asset pursuant to Argentine Central Bank Communiqué “A” 3916, corresponding to the difference between the amount paid to depositors who filed legal actions (amparo claims) and collected their deposits as originally denominated in U.S. dollars or at the free market exchange rate, and the amount established by the pesification rules, net of accumulated amortization, plus the deferred amortization (pursuant to Argentine Central Bank’s Communiqué “A” 4439). The accumulated amortization between April 2003 and December 31, 2005, was Ps.332.4 million. See Item 4. “Information on the Company—Argentine Banking System and Regulation—Argentine Banking Regulation—Treatment of Losses in Connection with Amparo Claims.”

•	Ps.337.0 million of Boden 2012 sold under repurchase agreements, recorded under the balance sheet item “Other Receivables from Financial Brokerage.”

•	Ps.289.5 million (recorded under the balance sheet item “Other Receivables from Financial Brokerage”) corresponding to the Bank’s interest in the fund jointly formed by the Bank with other private-sector banks in order to facilitate the recovery of the assets of former Almafuerte Bank in which restructuring Banco Galicia took part. The fund’s assets, made up of Argentine Government Securities, were exchanged for Secured Loans in late 2001.

•	Ps.262.1 million, recorded under “Other Receivables Resulting from Financial Brokerage,” corresponding to forward purchases of Lebac in connection with reverse repo transactions.

•	Ps.203.1 million, recorded under the balance sheet item “Other Receivables from Financial Brokerage,” corresponding to the Bank’s holdings of participation certificates in, and debt securities of, different financial trusts. See “—Off-Balance Sheet Arrangements.”

•	Ps.191.2 million corresponding to “Assets under Financial Leases.”

•	Ps.102.8 million corresponding to balances deposited at the Argentine Central Bank in favor of clearing houses, which are recorded under the caption “Other Receivables from Financial Brokerage.”

•	Ps.85.2 million of equity investments.

•	Ps.50.8 million, recorded under the balance sheet item “Other Receivables from Financial Brokerage,” corresponding to the Bank’s holdings of participation certificates issued by the Galicia Financial Trust created in May 2002. See “—Off-Balance Sheet Arrangements.”

•	Ps.47.6 million, recorded under item “Other Receivables from Financial Brokerage,” of debt securities and participation certificates issued by the Galtrust II and V Financial Trusts created in late 2001 as a result of the securitization of part of the Bank’s mortgage loan portfolio, held by the Bank in Argentina and by Galicia Uruguay. See “—Off-Balance Sheet Arrangements.”
Exposure to the Argentine Public Sector
          The following table shows our total net exposure to the Argentine public sector, both national and provincial as of December 31, 2005. This exposure mainly consists of exposure of the Bank.

	As of December 31, 2005
	(in millions of pesos)
Net Position in Government Securities	Ps.	6,041.0
Trading and Investment Accounts		462.0
Fiscal Credit Certificates		34.5
Boden 2012 (Compensatory Bond)		987.9
Bogar		3,823.3
Discount Bonds and GDP-Linked Units		733.3
Loans	Ps.	5,341.7
Financial Sector		105.9
Secured Loans		5,235.8
Other Receivables Resulting from Financial Brokerage	Ps.	5,031.8
Boden 2012 (Hedge Bond)		4,155.0
Trusts’ Certificates of Participation and Securities		876.8
Total Assets (2)	Ps.	16,414.5

Liabilities with the Argentine Central Bank	Ps.	8,611.9

Net Exposure	Ps.	7,802.6

(1)	Net of amortization.

(2)	Does not include deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with the Argentine Central Bank’s minimum cash requirements.
          As of December 31, 2005, our total exposure to the public sector amounted to Ps.16,414.5 million, similar in absolute terms to that of the prior fiscal year, which meant a decrease in relative terms, as a percentage of total assets, from 71.3% as of December 31, 2004 to 64.0% as of the fiscal-year end. This decrease was mainly due to the use of Boden 2012 for the payment of Galicia Uruguay liabilities in the exchange offered by said entity in mid 2005, and the sale of debt securities issued by the Galtrust I Financial Trust during the fourth quarter of 2005. At the fiscal-year end, the Boden 2012 held by the Bank or pending receipt, corresponding to the compensation for the asymmetric pesification (Compensatory Bond and Hedge Bond) accounted for 21.8% of our assets.
          As of December 31, 2005, we had granted public-sector assets for Ps.5,484.0 million as collateral for the financial assistance from the Argentine Central Bank. In addition, the advance for the subscription of the Hedge Bond shall be secured with public-sector assets, as explained under Item 4. “Information on the Company—Main Regulatory Changes since 2002—Compensation to Financial Institutions—For the Asymmetric Pesification and its Consequences.”
          Pursuant to item 12 of Communiqué “A” 3911 of the Argentine Central Bank, as supplemented, beginning in January 2006, a financial institutions’ total exposure to the non-financial public sector cannot exceed 40% of the respective total assets. The Bank submitted a plan in order to comply with said rule, which was approved by the Argentine Central Bank on February 28, 2006.
          During the first four months of 2006, the Bank sold Secured Loans and Bogar granted as collateral for the financial assistance of the Argentine Central Bank, thus reducing its exposure to the public sector. The proceeds of these sales were used to make payments in advance on the financial assistance from the Argentine Central Bank, which also decreased significantly. See Item 8. ”Financial Information—Significant Changes.”
Off-Balance Sheet Arrangements
          Our off-balance sheet risk mainly arises from the Bank’s activities.
          In the normal course of its business, the Bank is a party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These instruments expose us to credit risk in addition to amounts recognized in our consolidated balance sheets. These financial instruments include commitments to extend credit, standby letters of credit, guarantees granted and acceptances.

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
          Commitments to extend credit are agreements to lend to a customer at a future date, subject to meeting certain contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent actual future cash requirements. We evaluate each customer’s creditworthiness on a case-by-case basis.
          We use the same credit policies in making commitments, conditional obligations and guarantees as it does for granting loans. In the opinion of management, our outstanding commitments and guarantees do not represent unusual credit risk.
          Our exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, guarantees granted and acceptances is represented by the contractual notional amount of those investments.
          Our credit exposure related to these items as of December 31, 2005, is summarized below:

	December 31,
	2005
	(In millions of pesos)
Commitments to extend credit	Ps.	397.7
Standby letters of credit		54.3
Guarantees granted		223.1
Acceptances		23.9

          In addition to the above commitments, as of December 31, 2005, purchase limits available for credit-card holders amounted to Ps.5,140.8 million.
          The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, we may require counter guarantees. As of December 31, 2005, these counter guarantees, classified by type, were as follows:

	December 31,
	2005
	(In millions of pesos)
Preferred counter guarantees	Ps.	32.8
Other counter guarantees		15.7

          See note 29 to our audited consolidated financial statements.
Other
          We account for checks drawn on us and other financial institutions, as well as other items in the process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process as of December 31, 2005, were as follows:

	December 31,
	2005
	(In millions of pesos)
Checks drawn on the Bank	Ps.	110.2
Checks drawn on other banks		193.3
Bills and other items for collection		896.8

          With respect to fiduciary risk, we act as trustee of trust agreements to guarantee obligations arising from various contracts between the parties. As of December 31, 2005, the trust funds amounted to Ps.144.6 million.
          In addition, we hold securities in custody, which as of December 31, 2005 amounted to Ps.5,522.5 million.
          See note 29 to our audited consolidated financial statements.
Securitization of Assets
          In the normal course of business, our operating subsidiaries (the Bank and the regional credit-card companies) use the securitization of assets as a source of funding. The securitization of assets basically involves a company transferring assets to a trust and the trust funding the purchase by issuing securities that are sold to third parties. A trust is a special-purpose entity, not an operating entity; typically, a trust is set up for the single purpose of completing the securitization transaction, has a limited life and no employees. Trust securities can be publicly offered, which is the case in those financial trusts in which the Bank or the regional credit-card companies acted as trustor.
          See notes 34 to our audited financial statements for a description of the outstanding trusts as of December 31, 2005.
          After the end of fiscal year 2005, the Bank and the regional credit-card companies publicly offered the securities issued by the following financial trusts:

					In millions of pesos
					Tarjetas
	Galicia		Tarjeta Naranja		Cuyanas		Galicia
	Personales II		Trust II		Trust II		Personales III

Issue date		02.07.06		03.03.06		04.12.06		05.24.06
Due date		01.07.10		12.20.07		02.15.08		03.15.11
Underlying assets	Ps.	97.3	Ps.	80.0	Ps.	37.7	Ps.	100.0
Debt Securities Issued		87.6		74.0		33.9		92.5
Certificates of Participation		9.7		6.0		3.8		7.5

          In addition, as part of the plan to restore the Bank’s capitalization and liquidity, the Galicia Mortgage Loans Financial Trust was created in May 2002. The Bank transferred Ps.312.8 million of mortgage loans to the trust and received in exchange Ps.234.6 million in cash and Ps.78.2 million in certificates of participation (in May 2002 currency). The trustee was ABN AMRO Bank Argentine Branch. Thirteen domestic financial institutions subscribed for the trust’s debt securities. In January 2005, the Galicia Mortgage Loans Financial Trust was terminated in advance. The Bank canceled the debt securities outstanding and received back the loans in the trust’s assets for Ps.172.2 million.
          Also as part of the abovementioned plan, the Galicia Financial Trust was created. The parties to the trust are Banco de la Provincia de Buenos Aires as beneficiary and BAPRO Mandatos y Negocios S.A. as trustee. The Bank transferred Ps.108 million of Secured Loans to the trust and received in exchange Ps.81 million in cash and Ps.27 million in certificates of participation. As of December 31, 2005, the Bank held certificates of participation totaling Ps.50.8 million.

Funding
          Below is a breakdown of our funding as of the dates indicated:

					December 31,
	2005		2004		2003
			(In millions of pesos)
Deposits (1)	Ps.	8.421,7	Ps.	6.756,9	Ps.	5.584,0
Reprogrammed Deposits (2)		63,9		169,1		561,4
Credit Lines (1)		13.414.1		13.442.4		13.917.0
Argentine Central Bank
Financial assistance		5.314,9		5.707,0		5.663,1
Advance to purchase the Hedge Bond		3.296,6		2.720,7		2.536,1
International banks and credit agencies		784,6		789,3		3.017,1
Domestic financial institutions		227.9		199.2		135.2
Repos		220,5		223,7		—
Debt securities (1)		3.569,6		3.802,5		2.565,5
Shareholders’ equity		1.626,8		1.519,5		1.462,3

Total Funding	Ps.	23,462.6	Ps.	21,718.8	Ps.	20,963.3

(1)	Includes accrued interest and exchange differences payable, as well as the CER adjustment where applicable.

(2)	In 2005, only Reprogrammed Deposits with amparo claims. In 2004 and 2003, also includes Cedros.
          Traditionally, we have had three main funding sources: customer deposits (consisting of current accounts, savings accounts and time deposits), credit lines from international banks and credit agencies and funds obtained through issuance of medium- and long-term securities in the international financial market. The 2001-2002 crisis changed the composition of our funding, with its main consequences being the recording of liabilities with the Argentine Central Bank and the reduction of the participation of deposits in our total liabilities. In 2005, the relative weight of the liabilities with the Argentine Central Bank decreased and that of deposits increased.
          As of December 31, 2005, the financial assistance from the Argentine Central Bank decreased in relative and absolute terms from the levels as of the end of the prior years, representing 22.7% of our funding, down 26.5% as of December 31, 2004 and 24.7% as of December 31, 2003.
          The financial assistance from the Argentine Central Bank, for Ps.5,314.9 million (principal plus CER adjustment and interest), reflects debt with this entity due to financial assistance. This liability was restructured in 2004 in accordance with the reimbursement schedule submitted by the Bank to the Argentine Central Bank pursuant to the provisions of Decree No.739/03 and Decree No.1262/03. In accordance to said decrees, the financial assistance from the Argentine Central Bank was restructured as a liability to be amortized in 92 monthly installments of principal and interest beginning in March 2004, with the principal thereof adjusted by CER and with an annual interest rate of 3.5% on the adjusted principal.
          In December 2004, through Communiqué “A” 4268, as supplemented, the Argentine Central Bank set forth a system through which financial institutions can make advance payments in order to settle debt related to financial assistance, for which banks bid the amount they are willing to advance, in terms of installments of the respective repayment schedule, and the nominal rate they are willing to pay. Funds are applied to the settlement of installments at the contractual maturity date thereof. During 2005, the Bank made payments under this system for Ps.211.9 million, equivalent to 6 future installments, of which Ps.153.6 million were pending application as of year-end. On the other hand, since March 2004, the Bank has made all of the monthly payments set forth in the repayment schedule it submitted and, in October 2005, an additional Ps.450 million were cancelled.
          During the first quarter of 2006 and the first days of April 2006, the Bank made payments on this liability for Ps.2,678.2 million, by which it further reduced this debt to Ps.2,768.8 million as of April 30, 2006. The payment amounts include mainly payments made in advance on such liability (Ps.2,550.4 million, which were made mainly using the proceeds from the sales of public-sector assets granted as collateral for such liability, which proceeds continued to serve as collateral until the application thereof), as well as the installments paid in accordance with the amortization schedule. Given that the sales modified the cash flow of the assets granted as collateral and that the payments modified the amounts due, the repayment schedule of this liability was also modified, with the number of monthly installments becoming 65, from March 2004.
          The advance for the purchase of the Hedge Bond, for Ps.3,296.6 million (principal, CER adjustment and interest) corresponds to the advance to be granted by the Argentine Central Bank for the purchase of the Boden 2012 relating to the Hedge Bond. After the end of the fiscal year, the Bank made the formal request of said advance for the partial subscription of most of the Hedge Bond. The request of the remaining advance will be made in the future. The increase in the advance’s amount in 2004 and 2005 was due to the principal adjustment by the CER. In 2005, the final determination of the amount of the compensation for the asymmetric pesification was another reason for the increase.
          The liabilities with the Argentine Central Bank in aggregate represented 37.1% of our funding at the end of 2005, down from 39.2% and 39.4% as of December 31, 2004 and December 31, 2003.
          Until 2001, deposits had been our most important funding source. As of December 31, 2005, deposits represented 36.2% of our funding, up from 31.4% as of December 31, 2004, and 26.9% at the end of 2003. Our deposit base, like that of all other banks in Argentina, was significantly affected by the systemic run on deposits throughout 2001 and early 2002, and by various regulations implemented by the Argentine Government in recent years, as explained in this annual report. However, our deposit base has grown 24.6% in 2005, 21.0% in 2004 and 6.5% in 2003. Most of this increase occurred in transactional deposits (deposits in current and savings accounts), short-term time deposits and CER adjusted time deposits and all of it was due to private-sector deposits raised by the Bank’s Argentine operation. For more information on deposits, see Item 4. “Information on the Company—Selected Statistical Information—Deposits.”
          In the past, we have also funded our operations through the issuance of debt securities, mainly dollar-denominated debt securities issued in the international capital markets. Funds raised in the capital markets are an important part of our liabilities. Our debt securities amounted to Ps.3,569.3 million as of December 31, 2005, compared to Ps.3,802.5 million and Ps.2,565.5 million outstanding as of December 31, 2004 and December 31, 2003, respectively. Of our total debt securities for Ps.3,569.6 million at the end of fiscal year 2005, Ps.3,423.0 million corresponded to US dollar-denominated debt pursuant to the following breakdown (principal only):
-	Ps.234.0 million in negotiable obligations issued by the Bank in Argentina as part of the restructuring of the liabilities of its former New York Branch, a process that took place in 2002.

-	Ps.172.9 million in negotiable obligations issued by Galicia Uruguay to restructure its deposits, securities that were issued either in connection with the original restructuring or the exchange offers subsequently made by Galicia Uruguay to its customers.

-	Ps.1,059.9 million and Ps.1,391.7 million in negotiable obligations maturing in 2010 and 2014, respectively, and Ps.431.0 million in subordinated negotiable obligations maturing in 2019, all of them issued in 2004 and corresponding to new debt of the Bank resulting from the foreign debt restructuring completed in May of said year.

-	Ps.27.0 million in negotiable obligations maturing in 2006, issued by Tarjeta Naranja S.A. (IV Class) in 2005.

-	Ps.22.1 million in foreign debt past due, including with respect to the restructuring process completed in May 2004, the holders of which did not participate in such restructuring.
          The difference with the total, for Ps.146.6 million, corresponds to debt in pesos for negotiable obligations of the regional credit-card companies.
          The decrease in the debt securities outstanding as of December 31, 2005, compared to the amount as of December 31, 2004, mainly reflects: (i) payments made in accordance with the restructuring schedule on the negotiable obligations issued by Galicia Uruguay to restructure its deposits, (ii) the exchange of such negotiable obligations for cash and Boden 2012 in the offer carried out by Galicia Uruguay in 2005, and (iii) payments on the negotiable obligations maturing in 2007 issued by the Bank, in Argentina, to restructure the debt of its former New York Branch. The increase in 2004 mainly reflects creditor decisions in the restructuring of the Bank’s foreign debt completed in May 2004, as many bank creditors chose to receive negotiable obligations for their bank loans tendered in the exchange, and is the counterpart of the decrease mentioned below in credit lines from banks and international agencies. In 2004 and 2005, issuances of new debt securities, not related to a restructuring, have been carried out by these companies.
          As of December 31, 2003, Ps.1,242.3 million (principal only), including the negotiable obligations issued pursuant to the restructuring of our former New York Branch in 2002 and the negotiable obligations issued to settle the restructuring of Galicia Uruguay’s deposits agreed to in 2002, was current and not included in the Bank’s foreign debt restructuring. The remainder of our debt securities outstanding as of December 31, 2003, was in payment default and subject to restructuring. The restructuring of the Bank’s foreign debt, not including any of the securities mentioned or negotiable obligations issued by the regional credit-card companies, was completed on May 18, 2004. See Item 4. “Information on the Company—History—Restructuring of our subsidiaries debt.”
          For more information on our debt securities outstanding, see “—Contractual Obligations” below.
          We also traditionally funded our operations with credit lines from international banks and credit agencies. As of December 31, 2005, such borrowings amounted to Ps.784.6 million, representing dollar-denominated debt subject to foreign law. Of this total, considering principal only, Ps.727.3 million represented debt of the Bank in Argentina (and its Cayman Branch) which restructuring was completed in May 2004, Ps.19.6 million corresponded to debt of the former New York Branch restructured in 2002, and Ps.15.2 million corresponded to an IFC loan granted in 2005.
          Credit lines from banks and international agencies decreased to Ps.784.6 at the end of 2005, compared to Ps.789.3 million as of December 31, 2004 and Ps.3,017.1 million as of December 31, 2003. The decrease in 2004 mainly reflects creditor decisions in the restructuring of the Bank’s foreign debt completed in May 2004, as many bank creditors chose to receive negotiable obligations for their bank loans tendered in the exchange. For more information on our outstanding credit lines from international banks and credit entities, see “—Contractual Obligations” below.
          In 2004, the Bank entered into repurchase agreements of Boden 2012 increasing its funding by Ps.223.7 million, of which Ps.21.6 million were premiums. As of December 31, 2005, this liability amounted to Ps.220.5 million, of which Ps.15.5 million were premiums.
          In addition, in 2005 and 2004, the Bank generated funds through the securitization and sale of on-balance sheet and off-balance sheet loans, for an aggregate amount of Ps.478.1 million in 2005 and Ps.246.6 million in 2004. The Bank expects this source of funding to become increasingly significant in the future.
Ratings
          On May 31, 2004, the Bank’s short-term obligations received the “raA3” rating from Standard&Poor’s (local ratings scale). In accordance with applicable rules, this rating enabled the Bank, after a period of more than two years, to raise deposits from local pension funds. This rating also facilitated deposit raising among other domestic institutional investors. On June 28, 2004, the Bank’s long-term debt received the “raBBB-“ rating from Standard & Poor’s (local ratings scale).
          On May 18, 2005, Standard&Poor’s raised the Bank’s local long-term debt rating to “raA” and the Bank’s local short-term rating to “raA2,” as part of a general improvement of the local ratings of Argentine financial institutions, as a result of an improved operating environment due to the completion of the Argentine sovereign debt restructuring, and due to the greater value of the Bank’s public-sector assets and the Bank’s improved recent performance.
          After the end of fiscal year 2005, based on the progress achieved by the Bank in strengthening its balance sheet, increasing financial intermediation with the private sector, improving the quality of assets and recovering its operating and bottom-line profitability, the Bank’s short-term rating was raised to “raA1 (local scale rating).”
          Our debt obligations do not have an international rating.

Program for Debt Issuance
          The Bank’s annual shareholders meeting held on April 28, 2005, approved the creation of a Global Program (the “Program”) for the issuance and re-issuance of non-convertible negotiable obligations, subordinated or non-subordinated, adjustable or non-adjustable, secured or unsecured, for a maximum outstanding face value during the period the Program, of up to Ps.1.0 billion or its equivalent in any other currency. The Program shall have a maximum term of five years beginning on the date the Program is authorized by the CNV, or any other longer term authorized by the regulations. The negotiable obligations may be issued in several series and/or classes during the period the Program will be outstanding, with the possibility to re-issue the amortized series without exceeding the Program’s total amount, and with the possibility that the maturity dates of the different series and/or classes issued occur after the Program’s expiration date. The negotiable obligations’ tenor will range from the minimum (currently 30 days) and the maximum (currently 30 years) permitted by the CNV and the Argentine Central Bank regulations. The shareholders’ meeting delegated to the Bank’s Board of Directors (and/or to one or more of its members, and/or to one or more members of the Bank’s management, if so decided by the Bank’s Board of Directors), in accordance with the applicable rules in force, the authority to carry out the issuance and placement of the negotiable obligations under the Program, with broad powers to establish, within the maximum Program amount, all the remaining terms and conditions of the Program and those of each issuance and re-issuance thereof, including to file for the public offering in foreign markets.
Contractual Obligations
          In connection with our operating activities, we enter into certain contractual obligations. The following table shows the principal amounts of our contractual obligations and their contractual interest rates as of December 31, 2005.

		Annual				Past Less than 1				1 to 3		3 to 5		Over 5
	Maturity	Interest Rate		Total		Due		Year		Years		Years		Years

Banco Galicia:
Bonds
Floating Rate Notes Due 2010 (1) (3) (4)	2010	Libor + 350	b.p.	Ps.	1,059.9	—		Ps.	132.5	Ps.	530.0	Ps.	397.4	—
Step-Up Notes Due 2014 (1) (3) (5)	2014	4.0%			1,391.7	—			—		—		309.3	1,082.4
Subordinated Notes Due 2019 (1) (6) (8)	2019	11.0%			431.0	—			—		—		—	431.0
9% Notes Due 2003 (7)	2003	9.0%			19.4	19.4	(7)		—		—		—	—
4th Series Floating Rate Notes Due 2005 (7)	2005	4.0%			2.7	2.7	(7)		—		—		—	—
7.875% Notes Due 2007 (2) (9)	2007	7.9%			146.8	—		Ps.	73.4		73.4		—	—
7th Series Floating Rate Notes Due 2007 (2) (9)	2007	Libor + 400	b.p.		87.2	—			43.6		43.6		—	—
Loans
Floating Rate Loans Due 2010 (1) (3) (4)	2010	Libor + 350	b.p.		140.7	—			17.6		70.3		52.8	—
Floating Rate Loans Due 2014 (1) (3) (5)	2014	Libor + 85	b.p.		261.9	—			—		—		58.2	203.7
Floating Rate Loans Due 2019 (1) (10)	2019	Libor+578	b.p.		37.9	—			—		—		—	37.9
Step-Up Loans Due 2014 (1) (3) (5)	2014	4.0%			286.8	—			—		—		63.7	223.1
Other Financial Loans	2005/2007	Libor + 400	b.p.		19.6	—			9.8		9.8		—	—
IFC Financial Loan	Various	Libor + 400	b.p.		15.2	—			—		15.2		—	—
BICE Loans (Pesos)	Various	CER + 4%			55.5	—			29.0		23.4		3.1	—
BICE Loans (Dollars) (11)	Various	6.6%			25.7	—			8.4		14.2		3.0	0.1
Short-Term Interbank Loans	2006	8.1%			24.4	—			24.4		—		—	—
Argentine Central Bank – Financial Assistance (12)	2011	CER + 3.5%			5,300.0	—			420.6		839.3		3,455.3	584.8
Argentine Central Bank – Advance to Purchase the Hedge Bond (13)	2012	CER + 2.0%			3,057.6	—			764.4		764.4		764.4	764.4
Loan from Sedesa (14)	2007	Libor + 300	b.p.		195.6	—			—		195.6		—	—
Peso-Denominated Loan from FFRE (15)	2008	CER+8.0%			11.8	—			3.9		7.9		—	—
Dollar-Denominated Loan from FFRE	2008	8.1%			20.9	—			7.0		13.9		—	—
Repos (16)	Various	Libor + 350	b.p.		220.5	—			220.5		—		—	—

		Annual			Past Less than 1				1 to 3		3 to 5		Over 5
	Maturity	Interest Rate	Total		Due		Year		Years		Years		Years

Galicia Uruguay:
Negotiable Obligations (17)	Various	Various		172.9		—		24.6		49.5		64.1		34.7
Tarjetas Regionales S.A.:
Financial Loans with Local Banks	Various	Various		121.9		—		65.5		56.4		—		—
Negotiable Obligations	Various	Various		171.8		—		131.0		40.8		—		—

Total			Ps	.13,279.4	Ps	.22.1	Ps	.1,976.2	Ps	.2,747.7	Ps	.5,171.3	Ps	.3,362.1

Only principal (does not include interest). Includes the CER adjustment, where applicable.

(1)	Issued in 2004 as part of the restructuring of the foreign debt of the Bank’s Head Office and its Cayman Branch.

(2)	Issued in 2002 as part of the restructuring of the debt of the Bank’s former New York Branch.

(3)	Interest payable in cash, semiannually, on January 1 and July 1 of each year, beginning on July 1, 2004.

(4)	Principal amortizes semiannually, on January 1 and July 1 of each year, beginning on July 1, 2006, in eight equal installments of 12.5% of principal at issuance or incurrence, until maturity on January 1,2010, when the remaining 12.5% is due.

(5)	Principal amortizes semiannually, on January 1 and July 1 of each year, beginning on January 1, 2010, in eight equal installments of 11.11% of principal at issuance or incurrence, until maturity, when the remaining 11.12% is due. The rate increases 1% on January 1 of each year, until reaching 7% on January 1, 2008.

(6)	Interest paid in cash: 6% per annum from January 1, 2004 until (but not including) January 1, 2014, payable semiannually, on January 1 and July 1 of each year, beginning on July 1, 2004. Unless the notes are previously redeemed, the annual interest rate will increase to 11% per annum from that date until (but not including) January 1, 2019. Interest paid in additional subordinated negotiable obligations due 2019: 5% per annum from January 1, 2004, to be paid on January 1, 2014 and January 1, 2019. Principal amortizes in full on January 1, 2019, unless the notes are previously redeemed at par plus accrued but unpaid interest, in whole or in part, at the Bank’s option, at any time after the notes due 2010 and the notes due 2014 have been repaid in ful and, otherwise, in accordance with the terms of the agreements governing such notes.

(7)	The balance represents debt not tendered by its holders to the exchange offered by the Bank to restructure its foreign debt, which was completed in May 2004.

(8)	Excludes US$79.3 million of Subordinated Notes due 2019 held by us.

(9)	Interest payable in cash, semiannually, in February and August of each year, beginning in February 2003. Principal amortizes in three equal annual installments, beginning on August 3, 2005, until maturity.

(10)	Interest payable in cash: Libor+78 b.p., per annum from January 1, 2004, until (but not including) January 1, 2014, payable semiannually, on January 1 and July 1 of each year, beginning on July 1, 2004. Unless the loans are previously redeemed, the annual interest rate will increase to Libor+578 b.p. per annum from that date until (but not including) January 1, 2019. Also pays interest in additional subordinated loan, due 2019: 5% per annum from January 1, 2004, to be paid on January 1, 2014 and January 1, 2019. Principal amortizes in full on January 1, 2019 unless the loans are previously redeemed at part plus accured interest and additional amounts, if any, in whole or in part at the Bank’s option, in accordance with the terms of the agreements governing such loans..

(11)	Includes: US$2.0 million of principal at incurrence that accrue Libor+400 b.p., with principal and interests payable in 48 equal installments on the 5th of every month, beginning in November 2003 until October 2007, and US$10.0 million of principal at incurrence accruing Libor+550 b.p., with interests payable semiannually, in May and November of each year, and. principal amortizing in 9 semiannual installments, beginning in May 2005 until May 2009.

(12)	Amortization of principal adjusted by the CER, according to Decree No. 739/03 and No. 1,262/03, in 92 monthly equal installments, beginning on March 2004, and interest payable monthly. Given that, after the end of fiscal year 2005, the Bank sold assets granted as collateral for this liability and made payments on this liability using the proceeds of the sales, the repayment schedule of this liability was modified, with the number of monthly installments becoming 65, as from March 2004.

(13)	The terms and conditions of the advance to be granted by the Argentine Central Bank to purchase the Hedge Bond were established by Decree No. 905/02. Principal adjusted by the CER amortizes in 8 equal and annual installments in August of each year, beginning in 2005, until August 2012. Interest payable in August and February of each year, beginning in August 2002. The Bank has not yet executed the debt agreement with the Argentine Central Bank, which is the reason for which the August 2005 installment is included in the December 31, 2005 amount of this liability. Payment of the installment is subject to such execution.

(14)	Granted in 2002 as part of the Galicia capitalization and liquidity plan.

(15)	FFRE : Fondo Fiduciario para la Reconstrucción de Empresas.

(16)	Includes premiums.

(17)	Issued in 2002 as part of the restructuring of Galicia Uruguay’s deposits. Includes:
•	2% Negotiable Obligations Due 2011: principal amortizes in 9 equal annual installments in September of each year, beginning in September 2003, the first 2 installments of 15% of principal, and the remaining 7 of 10% of principal. Interest payable annually in September of each year, beginning in September 2003.

•	Floating Rate (Libor+300 b.p., and a 7% cap) Negotiable Obligations Due 2011: principal amortizes in 3 annual installments in December of each year, beginning in December 2009, the first 2 installments of 30% of principal, and the remaining one of 40% of principal. Interest payable semiannually in June and December of each year, beginning in December 2003.

•	2% Negotiable Obligations Due 2005: principal amortized fully in December 2005. Interest paid semiannually in June and December of each year, beginning in December 2003.

•	2% Negotiable Obligations Due 2008: principal amortizes in 3 annual installments in December of each year, beginning in December 2006, the first 2 installments of 30% of principal, and the remaining one of 40% of principal. Interest payable semiannually in June and December of each year, beginning in December 2003.
Other Commitments
          As a shareholder of the water-supply concessionaires, the Bank had guaranteed their compliance with certain obligations arising from the concession contracts signed by Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A and Aguas Cordobesas S.A. In addition, the Bank and the other shareholders had committed, in certain circumstances, to provide financial support to these companies if they were unable to fulfill the commitments they had undertaken with various international financial institutions.
          With respect to Aguas Cordobesas S.A., the Bank, as a shareholder and proportionally to its 10.833% interest, is jointly responsible, before the Provincial State, for contractual obligations under the concession contract during the entire term thereof. Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, the grantor may force the Bank to assume the unfulfilled commitment, but only in the proportion and to the extent of the interest held by the Bank.

          In the case of Aguas Provinciales de Santa Fe S.A., it is worth mentioning that its shareholders’ meeting held on January 13, 2006, approved the early dissolution and liquidation of said company. The Bank voted against this decision because it deemed it contrary to the corporate interests of such company, and requested the calling of a new meeting to reactivate and capitalize the company thus allowing its continuity. On January 31, 2006, Decree No. 243 issued by the government of the Province of Santa Fe terminated the concession contract alleging the concessionaire’s fault, derived from the dissolution of the company decided by the majority shareholders during the abovementioned shareholders’ meeting. As of March 31, 2006, the Bank has fully provisioned its exposure to this company, thus, as of the date of this annual report, there are no outstanding commitments with this company.
          Regarding Aguas Argentinas S.A., after a long negotiation process, on March 21, 2006, the Argentine Government decided to rescind the concession contract with this company alleging the concessionaire’s fault. On March 9, 2006, the Bank cancelled the commitments undertaken with various international financial institutions by purchasing the credits these institutions held against this company, thus extinguishing the guarantees granted in connection with those loans. The acquisition price was approximately 25% lower than the guaranteed amount. Aguas Argentinas S.A. has filed for bankruptcy protection and has requested the commencement of a concurso preventivo (reorganization process, analogous to a Chapter 11 reorganization under the U.S. Bankruptcy Code) before the Argentine commercial courts. Taking into account the facts currently available, the Bank has established the provisions required by current regulations to cover the risks assumed. In addition, as of the date of this annual report the equity investment in Aguas Argentinas S.A. has been fully provisioned.
          See notes 3 and 39 to our audited consolidated financial statements.
Other Commitments — Operating Leases
          As of December 31, 2005, we leased certain properties used as a part of our distribution network. The estimated future lease payments in connection with these properties is as follows:

	In millions of pesos(		1)

2006		19.7
2007		18.6
2008		18.0
2009		17.5
2010		16.9
2011 and after		17.7

Total	Ps	.108.4

(1)	Future lease payments include the CER adjustment until December 31, 2005, only.
Critical Accounting Policies
          We believe that the following are our critical accounting policies, as they are important to the portrayal of our financial condition and results of operations and require our most difficult, subjective and complex judgment and the need to make estimates about the effect of matters that are inherently uncertain.
Allowance for Loan Losses
          Banco Galicia’s allowance for loan losses is maintained in accordance with Argentine Central Bank rules. Under such rules, a minimum allowance for loan losses is calculated primarily based upon the classification of Banco Galicia’s commercial loan borrowers and upon delinquency aging (or the number of days the loan is past due) for Banco Galicia’s individual loan borrowers (including commercial loans of less than Ps.500,000). Although we are required to follow the methodology and guidelines for determining the minimum loan loss allowance as set forth by the Argentine Central Bank, we are allowed to establish additional allowances for loan losses. The determination of the allowance for loan losses requires a significant degree of judgment.
          For commercial loans, we are required to classify all of Banco Galicia’s commercial loan borrowers. In order to perform the classification, we must consider the management and operating history of the borrower, the present and projected financial situation of the borrower, the borrower’s payment history and ability to service the debt, the capability of the borrower’s internal information and control systems and the risk in the sector in which the borrower operates. We apply the minimum loss percentages required by the Argentine Central Bank to Banco Galicia’s commercial loan borrowers based on the loan classification and the nature of the collateral, or guarantee, of the loan. In addition, based on the overall risk of the portfolio, we consider whether or not additional loan loss reserves in excess of the minimum required are warranted.
          For Banco Galicia’s consumer loan portfolio, we classify loans based upon delinquency aging, consistent with the requirements of the Argentine Central Bank. Minimum loss percentages required by the Argentine Central Bank are also applied to the totals in each loan classification.
Other Receivables from Financial Brokerage and Miscellaneous Receivables
          We carry other receivables from financial brokerage and miscellaneous receivables net of allowances for uncollectible amounts. Our judgment regarding the ultimate collectibility is performed on an account-by-account basis and considers our assessment of the borrower’s ability to pay based on factors such as the borrower’s financial condition, past payment history, guarantees and past-due status.
Minimum Presumed Income Tax
          The Bank has recognized the minimum presumed income tax accrued as of December 31, 2005 and paid in prior years as an asset as of December 31, 2005, because the Bank started to generate taxable income and we expect to be able to compute it as a payment on account of income tax in future years. For the years ended December 31, 2004 and 2003, a valuation allowance was registered for the full amount of the minimum presumed income tax taking into account that the Bank had significant loss carry forwards and was not generating taxable income. Recognition of this asset arises from the ability to generate sufficient taxable income in future years to absorb the asset before it expires. Management’s determination of the likelihood that deferred tax assets can be realized is subjective, and involves estimates and assumptions about matters that are inherently uncertain. The realization of deferred tax assets arises from levels of future taxable income and the achievement of tax planning strategies. Underlying estimates and assumptions can change over time, influencing our overall tax positions, as a result of unanticipated events or circumstances.
Hedge Bond
          In connection with the Bank’s right to purchase the Hedge Bond, following Argentine Banking GAAP, the Bank has recognized the Hedge Bond as if it was already acquired and the associated liability to fund the Hedge Bond as if the Bank had already executed the debt agreement with the Argentine Central Bank. The receivable for the right to purchase the Hedge Bond is denominated in U.S. dollars and accrues interest at 2%. The liability to the Argentine Central Bank is denominated in pesos and accrues interest at CER plus 2.0%, retroactive to February 3, 2002, as provided by Decree No. 905/02. The net asset recognized amounted to Ps.858.4 million as of December 31, 2005.
Goodwill
          Goodwill is carried at cost less accumulated amortization. The carrying amount of goodwill is analyzed for impairment based on estimates of future undiscounted cash flows generated by the business acquired. The estimate of future cash flows requires complex management judgment.
U.S. GAAP – Critical Accounting Policies
          Additional information in connection with critical accounting policies for U.S. GAAP purposes follows.

Allowance for Loan Losses
          The allowance for loan losses represents the estimate of probable losses in the loan portfolio. Determining the allowance for loan losses requires significant management judgments and estimates including, among others, identifying impaired loans, determining customers’ ability to pay and estimating the fair value of underlying collateral or the expected future cash flows to be received. Actual events are likely to differ from the estimates and assumptions used in determining the allowance for loan losses. Additional provisions for loan losses could be required in the future.
Fair Value Estimates
          A portion of our assets is carried at fair value, including trading and available for sale securities. As of December 31, 2005, approximately Ps.5,792.1 million of our assets were recorded at fair value and mainly included available for sale securities and retained interests in assets transferred to financial trusts.
          The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The majority of our assets reported at fair value are based on quoted market prices, which provide the best indication of fair value. If quoted market prices are not available, we discount the expected cash flows using market interest rates which take into account the credit quality and duration of the investment.
          The degree of management’s judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices When observable market prices and parameters do not exist, management’s judgment is necessary to estimate fair value, in terms of estimating the future cash flows, based on variable terms of the instruments and the credit risk and in defining the applicable interest rate to discount those cash flows.
          As of December 31, 2005, our assets fair valued using discounted cash flows techniques amounted to Ps.699.6 million and mainly included retained interests in financial trusts.
Cost Estimates
          In order to determine the cost basis of certain available for sale securities and loans received in exchange of other assets or retained interests in transfers of financial of assets, it was necessary to determine its fair value at the exchange date using discounted cash flows techniques, as quoted market prices were not available. The main financial instruments for which these techniques were performed were the Bogar, Secured Loans and retained interests in assets transferred to financial trusts.
          The cost basis has an impact in the following manner: i) when compared to the carrying amount of the previous assets, it will determine the gain or loss on the exchange, which is recorded as income, ii) when compared to the future cash flows of the asset, it will determine the yield at which it will accrue interest against income during its life, and iii) in the case of available for sale securities, it will determine the unrealized gain or loss to be charged to other comprehensive income, when compared to the market price at each reporting date and after considering the accrual of the yield.
Impairment of Assets Other Than Loans
          Certain assets, such as goodwill and equity investments are subject to an impairment review. Asset impairment charges require considerable judgment and are recorded when market value declines below the carrying value, for declines other than temporary, or where the cost of the asset is deemed to not be recoverable.
          Goodwill impairment exists when the fair value of the reporting unit to which the goodwill is allocated is not enough to cover the book value of its assets and liabilities and the goodwill. The fair value of the reporting units is estimated using discounted cash flow techniques. The sustained value of the majority of the goodwill is supported ultimately by revenue from our banking and credit-card businesses. A decline in earnings as a result of a lack of growth, or our inability to deliver cost-effective services over sustained periods, could lead to a perceived impairment of goodwill, which would be evaluated and, if necessary, recorded as a write-down in our consolidated income statement. On an annual basis, or as circumstances dictate, management reviews goodwill and evaluates events or other developments that may indicate impairment in the carrying amount. The evaluation methodology for potential impairment is inherently complex and involves significant management judgment in the use of estimates and assumptions. These estimates involve many assumptions, including the expected results of the reporting unit, an assumed discount rate and an assumed growth rate for the reporting unit.
          The fair value of equity investments is determined using discounted cash flow techniques. This technique involves complex management judgment in terms of estimating the future cash flows of the companies and in defining the applicable interest rate to discount those cash flows.
Deferred Tax Asset Valuation Allowance
          Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the carrying amounts of assets and liabilities recorded for accounting and tax reporting purposes and for the future tax effects of net operating loss carryforwards. We had a significant amount of deferred tax assets as of December 31, 2005, 2004 and 2003. Recognition of those deferred tax assets is subject to management’s judgment based on available evidence that realization is more likely than not and they are reduced, if necessary, by a valuation reserve. Management’s judgment on the likelihood that deferred tax assets can be realized is subjective and involves estimates and assumptions about matters that are inherently uncertain. This judgment involves estimating future taxable income and the timing at which the temporary differences between book and taxable income will be reversed. Underlying estimates and assumptions can change over time, influencing our overall tax positions, as a result of unanticipated events or circumstances.
          Based on the generation of significant tax losses until fiscal year 2004, and the uncertainty with respect to the generation of taxable income in the near term, a valuation reserve on the net deferred tax assets, except those associated with certain of our subsidiaries for which realization is more certain than not, was recognized in 2003, 2004 and 2005.
          In the event that all of our net deferred tax assets in the future become realizable under U.S. GAAP, an adjustment to our deferred tax assets would be credited to income tax expense in the period the determination was made.
Assets Not Recognized Under U.S. GAAP
          Under Financial Accounting Standards Board Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements, assets are defined as “... probable future economic benefits obtained or controlled by an entity as a result of past transactions or events.” In addition, one of the three essential characteristics of an asset is that an entity can obtain the benefit and can control others’ access to it. Determining if a company has control of an asset involves in certain cases some judgment.
          The right to purchase the Hedge Bond was not considered an asset as of December 31, 2005, 2004, and 2003, as the Bank could not obtain the benefit of the Hedge Bond until the transaction is approved by the Argentine Central Bank and the Bank remits funds to the Argentine Central Bank. The liability under U.S. GAAP would be recognized when the Bank actually enters into the financing arrangement.
          As of December 31, 2005, 2004 and 2003, under Argentine Banking GAAP, the Bank had recorded under “Intangible Assets” the difference arising from the reimbursement of Reprogrammed Deposits at the market exchange rate pursuant to amparo claims and the carrying value of these deposits. The receivable for differences related to amparo claims does not represent an asset under U.S. GAAP as it is dependent on the outcome of the disputes.

Financial Guarantees
          Pursuant to Decree No.1836/02 and the Argentine Central Bank Communiqué “A” 3828, the Bank entered into the exchange offer to exchange Reprogrammed Deposits certificates (“Cedros”) for Boden 2005, 2006, 2012 and 2013. The Boden offered to the holders of the Cedros are dollar-denominated unsecured Argentine Government bonds. As part of the restructuring, the Bank was required to guarantee the payment of the Boden to the holders of the Cedros at a price equal to Ps.1.4 per US$ adjusted by applying the accumulated CER from February 3, 2002 to the expiration date of the Boden. The price cannot exceed the Argentine peso per US$ free exchange rate at the expiration date of the Boden.
          Under U.S. GAAP, effective January 1, 2003, we adopted FAS Interpretation No. 45. As a result, we recognized a liability for the fair value of the obligations assumed. If the fair value of the obligations assumed changes, we might have a significant impact in our results.
Securitizations
          Under U.S. GAAP, there are two key accounting determinations that must be made relating to securitizations. A decision must be made as to whether a transfer would be considered a sale under U.S. GAAP, resulting in the transferred assets being removed from our consolidated balance sheet with a gain or loss recognized. Alternatively, the transfer would be considered a secured borrowing, resulting in recognition of a liability in our consolidated balance sheet. The second key determination to be made is whether the securitization entity must be consolidated and be included in our consolidated balance sheet or whether such entity is sufficiently independent that it does not need to be consolidated.
          If the securitization entity’s activities are sufficiently restricted to meet certain accounting requirements in order to be considered a qualifying special-purpose entity (QSPE), the securitization entity is not consolidated by the seller of the transferred assets. Additionally, under FASB Interpretation No. 46, if securitization entities other than QSPEs meet the definition of a variable interest entity (VIE), we must evaluate whether it is the primary beneficiary of the entity and, if so, must consolidate it. Most of our securitization transactions meet the criteria for sale accounting and non-consolidation.
          During 2005 and 2004, we participated in securitization transactions for Ps.575.4 million and Ps.162.5 million, respectively, of which Ps91.3 million and Ps.90.0 million, respectively, were not considered sales and consolidated in the consolidated financial statements.
Item 5B. Liquidity and Capital Resources
Liquidity
          We generate our net earnings/losses within our operating subsidiaries, including Banco Galicia, our main operating subsidiary. Until 2001, the Bank was the primary source of funds available to us in the form of dividends.
          The Bank’s dividend-paying ability was impaired since late 2001 by the effects of the Argentine economic crisis on its liquidity and income-generation capacity. In addition, there are other restrictions on the Bank’s ability to pay dividends resulting from applicable Argentine Central Bank rules and the loan agreements entered into by the Bank as part of its foreign debt restructuring limit the Bank’s ability to pay dividends on its capital stock. See Item 8. “Financial Information—Dividend Policy and Dividends—Dividend Policy.”
          We have not received dividends from the Bank since October 2001. See Item 8. “Financial Information—Dividend Policy and Dividends—Dividends.”
          The extent to which a banking subsidiary may extend credit or otherwise provide funds to a holding company is limited by Argentine Central Bank rules. For a description of these rules, see Item 4. “Information on the Company—Argentine Banking System and Regulation—Argentine Banking Regulation—Lending Limits.”

          Our current policy is to retain earnings to pay for Grupo Galicia’s operating expenses, on a non-consolidated basis, and to support the growth of certain of our businesses. As of December 31, 2005, on a non-consolidated basis, we had cash and due from banks in the amount of Ps.0.65 million and short-term investments for Ps.5.81 million.
          As of December 31, 2005, we held US$97.4 million of face value of subordinated negotiable obligations maturing 2019 (with a US$78.8 million book value) issued by the Bank in exchange for the 149 million preferred shares issued by us in connection with the Bank’s foreign debt restructuring. During May 2006, we sold in the market most of our holdings of such securities and used the proceeds to purchase long-term negotiable obligations maturing 2014 issued by the Bank in 2004. We use the interest payments on these instruments to pay Grupo Galicia’s operating expenses.
          On a non-consolidated basis, we do not have any financial debt outstanding.
          Each of our subsidiaries is responsible for its own liquidity management.
          Management believes that in 2006 we will fund our cash needs arising from capital expenditures and financial commitments with the cash derived from operations.
          As of December 31, 2005, on a consolidated basis, we had Ps.1,041.2 million in available cash (defined as total cash on hand and cash equivalents).
          For a discussion of the Bank’s liquidity management, see “—Banco Galicia (Unconsolidated) Liquidity Management” below.
Consolidated Cash Flows
          Our consolidated statements of cash flows were prepared using the measurement methods prescribed by the Argentine Central Bank, but in accordance with the presentation requirements of SFAS No. 95, Statement of Cash Flows. See our consolidated cash flow statements as of and for the fiscal years ended December 31, 2005, December 31, 2004, and December 31, 2003, included in this annual report.
          At the end of fiscal year 2005, our available cash (and cash equivalents) had increased in the amount of Ps.52.5 million from the Ps.988.7 million of available cash (and cash equivalents) at the end of the prior fiscal year, representing an increase of 5.3%. As explained below, our capacity to generate funds from operating activities and from deposit taking increased significantly in fiscal year 2005, as compared with fiscal year 2004, which funds were used to extend more credit than in the prior year and to pay back liabilities to a greater extent, especially the financial assistance from the Argentine Central Bank.
          To explain the variation in our available cash, we first determine the amount of funds provided/used by operating activities, and then the amount of funds provided/used by investing activities and by financing activities.
-	To determine the amount of funds provided/used by operating activities, all income statement items that did not imply a use of funds (decrease of cash) and all income statement items not representing an origin of funds (increase of cash) were added and subtracted, respectively, from the Ps.107.2 million net income for fiscal year 2005.

Items not representing a decrease in cash were: i) depreciation of bank premises and equipment and miscellaneous assets and amortization of intangibles assets, for Ps.219.7million, and ii) loan loss provisions, net of reversals, for Ps.48.2 million. Items not representing an increase in cash corresponded to the net CER adjustment of all assets and liabilities, accrued but not perceived, which amounted to Ps.484.8 million in 2005.

In addition, net income has to be adjusted for items generating cash movements. Therefore, the following amounts must be added: (i) a Ps.490.0 million increase in cash in connection with government securities, which represents mainly proceeds from Bogar bonds (monthly coupons of principal and interest) and with a decrease in the Bank’s holdings of Lebac and Nobac, as compared to the prior year; (ii) a Ps.476.9 million increase in other assets, mainly attributable to proceeds from Boden 2012, for Ps.178.0 million (amortization and interest coupons on Boden 2012 recorded under “Other Receivables Resulting from Financial Brokerage,” representing the portion of the Compensatory Boden 2012 that was pending receipt at the end of 2004, and therefore was recorded in such account as of that date, and which was received by the Bank in late 2005, and Boden 2012 sold under agreements to repurchase), and Galtrust I securities, for Ps.239 million (associated to a partial sale and to interest); and (iii) Ps.1.3 million for all other items taken as a whole.
All of these adjustments to the Ps.107.2 million net income, add up to a total of Ps.856.0 million of cash generated by operating activities.
-	Investing activities meant the net use of cash in the amount of Ps.767.5 million, mainly attributable to the effect of:
(i) a Ps.628.3 million decrease in cash as a result of the net increase in the Bank’s loan portfolio;
(ii) a Ps.108.9 million net use of cash applied to bank premises and equipment, miscellaneous and intangible assets (mainly representing payments of deposits pursuant to amparo claims), and
(iii) a Ps.30.3 million net use of cash resulting from the net decrease in deposits at the Argentine Central Bank, reflecting an increase in deposits held in favor of clearing houses.
-	Financing activities meant the net use of cash in the amount of Ps.41.4 million, mainly attributable to:
(i) a Ps.1,696.3 million increase in cash generated by the increase in deposits.
(ii) a Ps.179.2 million increase in long term credit facilities, representing funds obtained by the regional credit-card companies.
(iii) a Ps.418.5 million net use of cash applied to payments on long-term liabilities, of which Ps.117.0 million were paid by Galicia Uruguay under the repayment schedule of its restructured deposits, Ps.190.0 million were payments of principal and interest on the negotiable obligations maturing 2007 issued by the Bank to restructure the debt of its former New York Branch, Ps.71.0 million were paid by the Bank to a local bank, and Ps.36.0 million were payments made by the regional credit-card companies on their debt.
(iv) a Ps.1,239.2 million net use of cash applied to payment on short-term borrowings, mainly consisting of payments made by the Bank on the financial assistance from the Argentine Central Bank, for Ps.1,170 million (including both scheduled payments and amounts cancelled in advance). In addition, there were payments by the Bank, for Ps.15.0 million, to cancel the Trade “A” facility and payments by the regional credit-card companies on bank debt and negotiable obligations, for Ps.54.0 million.
(v) a Ps.259.1 million net use of cash from the net decrease in repurchase agreements, mainly attributable to the forward sale of Lebac acquired in connection with reverse repurchase agreements.
          Of the total Ps.856.0 million of cash generated by operating activities, Ps.767.5 million were used by investing activities, Ps.41.4 million were used by financing activities, and Ps.47.1 million were left. Adding this amount, plus Ps.5.4 million for quotation differences, to the Ps.988.7 million of cash available at the end of fiscal year 2004, the Ps.1,041.2 million amount of cash available at the end of fiscal year 2005 is obtained.
          Fiscal year 2004
          The 19.7% increase in our available cash in fiscal year 2004 is explained by the following changes, classified by type of cash-providing or cash-using activity:
-	the net use of cash by operating activities in the amount of Ps.215.6 million. This amount results from adding or subtracting to the Ps.109.9 million net loss for the fiscal year: (i) all of the income statement items that did not represent a decrease or increase, respectively, in cash and (ii) all transactions related to operating activities that involve an increase or a decrease in cash. During 2004, the items that did not represent a decrease in cash available and that therefore must be added to the fiscal year net loss were: (i) depreciation and amortization of fixed assets and intangible assets for Ps.235.3 million and (ii) an increase in allowances for loans and other losses, net of reversals, for Ps.69.1 million. The items that did not represent an increase in cash and that therefore must be subtracted to the fiscal year’s net loss were the Ps.142.5 million increase in income from the restructuring of the Bank’s foreign debt completed in May 2004. In addition, the following items generated cash movements: (i) a Ps.273.3 million decrease in other liabilities, mainly comprised of lower interest on foreign debt subject to restructuring (for Ps.77.0 million), payments on restructured trade loans (for Ps.41.6 million), payments on the loan with the FFRE (for Ps.54.5 million), and lower other contingencies (for Ps.50.0 million), (ii) Ps.91.6 million decrease in government securities, generated by proceeds from Bogar (monthly interest payments) and Boden 2012 (semiannual interest payments) and (iii) a Ps.74.8 million increase in other assets mainly attributable to greater leasing activity.
-	the net use of cash by investing activities in the amount of Ps.240.2 million, mainly attributable to the net effect of: (i) a Ps.112.4 million decrease in cash as a result of a net increase in the Bank’s loan portfolio and (ii) a Ps.131.8 million net use of cash applied to intangible assets (mainly in connection with the payment of deposits pursuant to amparo claims).
-	the net generation of cash by financing activities in the amount of Ps.618.3 million, mainly attributable to: (i) a Ps.1,415.0 million increase in cash generated by the increase in deposits which is net of the payment by Galicia Uruguay and Galicia Cayman, during 2004 of the amounts contemplated in the deposit restructuring agreements reached with its depositors and of the settlement of the exchange offer made to its depositors in early 2004, (ii) amortization of long term indebtedness, for Ps.289.7 million, reflecting mainly the payments by Galicia Uruguay of negotiable obligations (Ps.183 million) issued by it to restructure its deposits, which payments corresponded to the above-mentioned restructuring agreement reached with depositors, with the remaining amount corresponding to payments on a credit line from a domestic bank, (iii) payments of principal and interest made by the Bank in connection with the financial assistance from the Argentine Central Bank, for Ps.453.8 million, with the remaining Ps.107.2 million corresponding to payments on debt of the regional credit-card companies, (iv) a Ps.261.7 million increase in cash generated by the repurchase agreement with Boden 2012 and (v) Ps.207.6 million principal and interest payments on the debt restructured, which was completed in May 2004, made to settle the exchange.
          Fiscal Year 2003
          The 43.2% increase in our available cash in fiscal year 2003 is explained by the following changes, classified by type of cash-providing or cash-using activity:
-	the net use of cash by operating activities in the amount of Ps.344.0 million. This amount results from adding or subtracting to the Ps.222.2 million net loss for the fiscal year (i) all of the income statement items that did not represent a decrease or increase, respectively, in cash and (ii) all transactions related to operating activities that involve an increase or a decrease in cash. During 2003, the items that did not represent a decrease in cash available and that therefore must be added to the fiscal year net loss were (i) depreciation and amortization of fixed assets and intangible assets for Ps.215.9 million and (ii) an increase in allowances for loans and other losses, net of reversals, for Ps.118.9 million. The items that did not represent an increase in cash and that therefore must be subtracted to the fiscal year’s net loss were (i) a Ps.324.1 million increase in assets due to the CER adjustment accrued and (ii) the Ps.90.2 million decrease in the receivable for the Compensatory Bond related to the adjustment that the Bank made to the carrying value of compensation to be received for the asymmetric pesification. In addition, Ps.314.3 million was used to increase government securities (Lebac).

-	the net generation of cash by investing activities in the amount of Ps.629.8 million, mainly attributable to the net effect of: (i) the increase in available cash for Ps.734.7 million as a result of a net decrease in the Bank’s loan portfolio, reflecting primarily a decrease in Galicia Uruguay’s loan portfolio and (ii) a Ps.124.5 million net use of cash applied to an increase in intangible assets.

-	the net use of cash by financing activities in the amount of Ps.31.6 million, mainly attributable to: (i) a Ps.782.7 million increase in cash generated by an increase in deposits which is net of the payment by Galicia Uruguay and Galicia Cayman, during 2003, of the first and second installments contemplated in the deposit restructuring agreements reached with depositors, (ii) a Ps.537.1 million amortization of long term indebtedness, reflecting mainly the payments by Galicia Uruguay of negotiable obligations issued by this company to restructure its deposits, which payments corresponded to the above mentioned first and second installments contemplated in the deposit restructuring agreement reached with depositors, and the payment made by Galicia Uruguay to settle the exchange offered to its customers in 2003 of restructured deposits for different alternatives, including a cash payment, and (iii) the payments made by the Bank’s Argentine operation in connection with the financial assistance from the Argentine Central Bank, mainly corresponding to the payment of interest, in the amount of Ps.252.6 million.
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
          As of December 31, 2005, the gaps between maturities of the Bank’s financial assets and liabilities based on contractual maturity were as follows:

	Less than		As of December 31, 2005 (1)
	one Year	1 – 5 Years	5 – 10 Years	Over 10 Years	Past Due	Total
			(in millions of pesos, except ratios)
Assets
Cash and Due from Banks	626.3	—	—	—	—	626.3
Argentine Central Bank – Escrow Accounts	516.4	—	—	—	—	516.4
Overnight Placements	212.9	—	—	—	—	212.9
Loans – Public Sector	65.2	3,555.3	1,625.3	0.1	—	5,245.9
Loans – Private Sector	3,788.7	981.7	150.4	23.7	—	4,944.5
Government Securities (1)	1,748.9	3,329.2	3,007.0	1,019.6	—	9,104.7
Corporate Debt Securities	12.5	11.4	19.0	0.6	—	43.5
Financial Trusts	57.4	136.1	385.2	224.8	—	803.5
Special Fund Former Almafuerte Bank	321.9	—	—	—	—	321.9
Assets under Financial Lease	65.0	125.4	0.8	—	—	191.2
Total Assets	7,415.2	8,139.1	5,187.7	1,268.8	—	22,010.8
Liabilities
Saving Accounts	2,205.8	—	—	—	—	2,205.8
Demand Deposits	1,811.7	—	—	—	—	1,811.7
Time Deposits	3,936.2	349.4	42.4	—	—	4,328.0
Reprogrammed Deposits (2)	59.3	0.3	0.2	—	—	59.8
Argentine Central Bank	1,183.8	5,811.2	1,347.6	—	—	8,342.6
Negotiable Obligations	441.0	1479.4	1110.0	703.4	22.1 (4)	3,755.9
International Banks and Credit Agencies	42.6	254.9	426.7	37.9	—	762.1
Loans From Domestic Financial Institutions	117.4	110.1	—	—	—	227.5
Other Liabilities (3)	1,038.0	223.3	—	—	—	1,261.3
Total Liabilities	10,835.8	8,228.6	2,927.0	741.3	22.1	22,754.7
Asset / Liability Gap	(3,420.6)	(89.5)	2,260.7	527.5	(22.1)	(743.9)
Cumulative Gap	(3,420.6)	(3,510.1)	(1,249.4)	(721.9)	(743.9)	(743.9)
Ratio of Cumulative Gap to Cumulative Liabilities	(31.6)%	(18.4)%	(5.7)%	(3.2)%	(3.3)%
Ratio of Cumulative Gap to Total Liabilities	(15.0)%	(15.4)%	(5.5)%	(3.2)%	(3.3)%

Principal only. Principal includes the CER adjustment. Does not include interest.

(1)	Includes Boden 2012 to be received corresponding to the Hedge Bond.

(2)	Reprogrammed Deposits with amparo claims only.

(3)	Includes, mainly, debt with retailers in connection with credit-card operations, liabilities in connection with repos and debt with Sedesa.

(4)	Represents debt held by creditors that did not participate in the exchange offer to restructure the foreign debt of the Bank’s Head Office in Argentina and its Cayman Branch completed in May, 2004.

          In the table above, the column “Past Due” includes negotiable obligations for Ps.22.1 million, corresponding to the total debt not tendered by its holders in the exchange offered by the Bank to restructure its foreign debt, which was completed in May 2004.
          Given that the table above was prepared taking into account contractual maturity, all financial assets and liabilities with no maturity date are included in the category “Less than one year.”
          The Bank’s Board of Directors has defined a limit for liquidity mismatches. This limit has been established at 25% for the ratio of cumulative gap to total liabilities within the first year. As shown in the table above, the Bank complies with the established policy, since such gap was 15.0% at the end of fiscal year 2005.
Banco Galicia (Unconsolidated) Liquidity Management
          The following is a discussion of the Bank’s liquidity management, excluding the consolidated companies.
          Banco Galicia’s policy is to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, to take advantage of potential investment opportunities and to meet demand for credit. To set the appropriate level, forecasts are made based on historical experience and analysis of possible scenarios. This enables management to project funding needs and alternative funding sources, as well as excess liquidity and placement strategies for such funds.
          As of December 31, 2005, the Bank’s liquidity structure in Argentina was as follows:

	As of December 31, 2005
	(in millions of pesos)
Legal Requirement	Ps.	1,173.6
Excess Liquidity		888.6

Total Liquidity (1)	Ps.	2,032.2

(1)	Excludes cash of Galicia Uruguay, the Cayman Branch, and other related companies.
          Legal liquidity refers to the “Minimum Cash Requirements” set by regulations of the Argentine Central Bank, minus the permitted reduction in the requirement in the amount of the balance of the “Special Fund Former Almafuerte Bank” (Resolution No.408/03 of the Argentine Central Bank).
          Excess liquidity consists of the following items: (i) 100% of the balance of overnight placements in banks abroad, (ii) 80% of short-term loans to prime companies, (iii) 90% of the Lebac balance, (iv) Ps.300 million in available government securities, at market value, due to the potential liquidity that might be obtained in the market through repo transactions, and (v) 100% of the balance in the Argentine Central Bank (including escrow accounts in favor of clearing houses) in excess of the items necessary to cover the Minimum Cash Requirements.
          As regards legal requirements, such requirements correspond to the Minimum Cash Requirements for peso- and dollar-denominated assets and liabilities, established by the Argentine Central Bank. For more information on the Argentine Central bank rules regarding reserve requirements for liquidity purposes, see Item 4. “Information on the Company—Argentine Banking System and Regulation—Argentine Banking Regulation—Legal Reserve Requirements for Liquidity Purposes.”
          The assets computable for compliance with this requirement are the technical cash, which comprises bills and coins, the balances of peso- and dollar-denominated deposit accounts at the Argentine Central Bank and that of the escrow accounts held at the Argentine Central Bank in favor of clearing houses.
          The Bank’s Board of Directors has defined a total liquidity objective, which was determined based on an analysis performed on the behavior of the Bank’s deposits during the crisis that affected the financial system at the end of 2001 and during the first half of 2002 (considered as the “worst-case” scenario). Two liquidity levels were defined: “operational liquidity” (to address the Bank’s daily operations) and “additional liquidity” (excess amount available to face any possible crisis). Deposits were classified into “wholesale deposits” (deposits raised by the trading desk) and “retail deposits.”
          During fiscal year 2005, “operational liquidity” was established at 5% of retail demand deposits and time deposits maturing in less than 10 days, plus the balance in the escrow accounts held at the Argentine Central Bank and balances in correspondent banks needed to address foreign trade operations.
          “Additional liquidity” varies according to the remaining maturity of the different kinds of deposits and to the currency in which said deposits are denominated. As a result of the analysis performed, the Bank defined a floor for “additional liquidity in pesos” at 50% of the necessary funds to bear the “worst case” scenario and for the “additional liquidity in US dollars” the floor was set at 70% of said funds. Simultaneously, a margin must be kept in order to face a potential drop in deposits, of 5% in pesos and 15% in US dollars, without failing to meet the Minimum Cash Requirements. At fiscal-year end, the “additional liquidity” included in the above table amounted to Ps.1,267.0 million and US$144.1 million, equivalent to 58.2% and to 192.0% of the “worst case” scenario, respectively, with both percentages exceeding the policy established by the Bank.
Capital
          Our capital adequacy is not under the supervision of the Argentine Central Bank.
          Our capital management policy is designed to ensure prudent levels of capital.
          We, as well as our controlled companies, except for Banco Galicia and the affiliates of Sudamericana mentioned in the paragraph below, are regulated by the Corporations Law. In section No. 186, the law establishes that the capital of a corporation cannot be less than Ps.12,000.
          The insurance companies held by Sudamericana are Galicia Vida Compañía de Seguros S.A., Galicia Retiro Compañía de Seguros S.A. and Galicia Patrimoniales Compañía de Seguros S.A. These companies meet the minimum capital requirements set by General Resolution No. 25,804 of the National Insurance Superintendency. See Item 4. “Information on the Company—Selected Statistical Information—Regulatory Capital—Minimum Capital Requirements of Insurance Companies.”
          As of September 30, 2005, the computable capital of the companies held by Sudamericana exceeded the minimum requirement of Ps.10 million by Ps.30.7 million.
          Sudamericana also holds Sudamericana Asesores de Seguros S.A., company dedicated to the brokerage in different lines of insurance that is regulated by the guidelines of the Law Governing Commercial Companies.
          The following table analyzes our capital resources as of the dates indicated.

	As of December 31,
	2005			2004			2003
	(in millions of pesos, except ratios, multiples and percentages)
Shareholders’ Equity	Ps.	1,626.8		Ps.	1,519.5		Ps.	1,419.4
Shareholders’ Equity as a Percentage of Total Assets		6.35%			6.42%			6.22%
Total Liabilities as a Multiple of Total Shareholders’ Equity		14.76	x		14.56	x		15.08	x
Tangible Shareholders’ Equity(1) as a Percentage of Total Assets		4.43%			3.73%			3.03%
Total Capital Ratio		na	(2)		na			na
Excess Capital over Required Minimum Capital		na			na			na

(1)	Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.

(2)	Not applicable.
          The Argentine Central Bank supervises the capital adequacy of Banco Galicia on an unconsolidated basis and consolidated with its significant subsidiaries, Galicia Uruguay and Tarjetas Regionales S.A. and its subsidiaries.

Compliance with the Argentine Central Bank’s minimum capital requirement rule was suspended during the whole of 2002 and 2003. In June 2003, the Argentine Central Bank issued a new minimum capital requirement rule, which became effective on January 1, 2004. The Bank has been in compliance with this new capital adequacy regime. For more information on Banco Galicia’s capital adequacy, see Item 4. “Information on the Company—Selected Statistical Information—Regulatory Capital—Banco Galicia.”
Capital Expenditures
          For a description of our capital expenditures in 2005 and our capital commitments for 2006, see Item 4. “Information on the Company—Capital Investments and Divestitures.”
          For a description of financing of our capital expenditures, see “—Liquidity.”

Item 6. Directors, Senior Management and Employees
Our Board of Directors
          Our ordinary shareholders’ meeting took place on April 27, 2006. The following table sets out the members of our Board of Directors as of that date (all of whom are resident in Buenos Aires, Argentina), the positions they hold within Grupo Galicia, their dates of birth, their principal occupations and the expiry dates of their current terms.

			Principal	Member	Current
Name	Position	Date of Birth	Occupation	Since	Term Ends

Antonio Garcés	Chairman of the Board and Chief Executive Officer	May 30, 1942	Banker	April 2002	December 2007
Federico Braun	Vice Chairman	February 4, 1948	Businessman	September 1999	December 2007
Abel Ayerza	Director	May 27, 1939	Businessman	September 1999	December 2008
Eduardo Escasany	Director	June 30, 1950	Businessman	April 2005	December 2006
Enrique Martin	Director	October 19, 1945	Businessman	April 2006	December 2008
Luis Oddone	Director	May 11, 1938	Businessman	April 2005	December 2006
Pedro Richards	Director	November 14, 1952	Businessman	April 2005	December 2006
Silvestre Vila Moret	Director	April 26, 1971	Businessman	June 2002	December 2007
Eduardo Zimmermann	Director	January 3, 1931	Businessman	April 2000	December 2008
Pablo Gutierrez	Alternate Director	December 9, 1959	Banker	April 2003	December 2008
María Ofelia Hordeñana de Escasany	Alternate Director	December 30, 1920	Businesswoman	April 2000	December 2007
Sergio Grinenco	Alternate Director	May 26, 1948	Banker	April 2003	December 2008
Alejandro Rojas Lagarde	Alternate Director	July 17, 1937	Lawyer	April 2000	December 2008
Luis Monsegur	Alternate Director	August 15, 1936	Accountant	April 2000	December 2007
          The following is a summary of the biographies of the members of our Board of Directors:
          Antonio Garcés: Mr. Garcés obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 1959. In April 1985, he was appointed alternate director, vice chairman in September 2001, chairman in March 2002 until August 2002, vice chairman in August 2002 until April 2003, when he was elected chairman, a position he currently holds, after being reelected in April 27, 2006. Mr. Garcés is also chairman of Galicia Factoring y Leasing S.A. and Gal Mobiliaria S.A. de Ahorro para Fines Determinados, as well as first vice chairman of the Argentine Bankers Association and a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires. He was elected for his current position on April 23, 2003 and was reelected on April 28, 2005.
          Federico Braun: Mr. Braun obtained a degree in industrial engineering at the Universidad de Buenos Aires. He was associated with the Bank from 1984 to 2002 having served as a member of the Bank’s Board of Directors during such period. Mr. Braun is chairman of Código S.A., Campos de la Patagonia S.A., Garabí Forestal S.A., Martseb S.A., and S.A. Importadora y Exportadora de la Patagonia; vice chairman of Club de Campo “Los Pingüinos” S.A., Inmobiliaria y Financiera “La Josefina” S.A., Asociación de Supermercados Unidos and MayoristaNet S.A., a Director of Estancia Anita S.A. and a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires. He was elected for his current position on June 3, 2002, and was reelected on April 28, 2005.
          Abel Ayerza: Mr. Ayerza obtained a degree in business administration at the Universidad Católica Argentina. He was associated with the Bank from 1966 to 2002, having served as a member of the Bank’s Board of Directors from 1976 to 2002. Mr. Ayerza is chairman of Aygalpla S.A. and a lifetime trustee (and second vice chairman) of the Fundación Banco de Galicia y Buenos Aires. In April 2000 he was elected as vice chairman, he was appointed chairman on June 3, 2002, and on April 23, 2003 he was elected for his current position, and later reelected on April 27, 2004. Mr. Ayerza is the uncle of Mr. Pablo Gutierrez.

          Eduardo Escasany: Mr. Escasany obtained a degree in economics from the Universidad Católica Argentina. He was associated with the Bank from 1973 to 2002. He was appointed to the Bank’s Board of Directors in 1975, in 1979 he was elected vice chairman and from 1989 to March 21, 2002 he was chairman of the Bank’s Board of Directors and its chief executive officer. He was chairman of the Argentine Bankers Association from November 1993 to July 2002 having served as vice-chairman between 1989 and 1993. He was chairman of our Board of Directors from April 2000 to June 2002 and was reelected as a member of the Board of Directors in April 2005. He is a lifetime trustee (and first vice chairman) of the Fundación Banco de Galicia y Buenos Aires. Mr. Escasany is Mrs. María Ofelia Hordeñana de Escasany’s son and Mr. Silvestre Vila Moret’s uncle.
          Enrique Martin: Mr. Martin obtained a degree in law at the Universidad de Buenos Aires. He has been a professor at that university for twelve years and he is currently also a professor of Foreign Trade & International Banking at the Universidad del Salvador in Buenos Aires. He has a Post-Graduate Certificate on International Economics from the University of London. He was associated with the Bank from 1977 to 2002 where he was responsible for the International Banking Relations Department. Mr. Martin is also a director of the Argentine-Chilean Chamber of Commerce and the Canadian-Argentine Chamber of Commerce. He joined our Board of Directors in April 2006.
          Luis Oddone: Mr. Oddone obtained a degree in national public accounting at the Universidad de Buenos Aires. Mr. Oddone is chairman of La Cigarra S.A., vice chairman of Scharstorf S.A., and syndic of American Plast S.A., Bohue S.A., Lamarca y Cía. S.A., Pilaga S.A., SATEX S.A., Tango Jet S.A., Walmont S.A. and Tinocam S.A. He has been on our Board of Directors since April 2005.
          Pedro Richards: Mr. Richards obtained a degree in economics from the Universidad Católica Argentina and holds a master of science in management from the Sloan School of Management at the Massachusetts Institute of Technology. He was a director of the National Development Bank (BANADE). He has been associated with Banco Galicia since 1990. He was a member of the Board of Directors of Galicia Capital Markets S.A. (in liquidation) between 1992 and 1994. Since August 2000, he has been our managing director. Mr. Richards is also a director of Galval and vice chairman of Sudamericana, Galicia Warrants, and Net Investment S.A. He served as an alternate director of Grupo Galicia from April 2003 until April 2005, when he was appointed as a director.
          Silvestre Vila Moret: Mr. Vila Moret studied banking administration at the Universidad Católica Argentina. He was associated with the Bank from 1997 to 2002. Mr. Vila Moret is chairman of Inversora en Servicios S.A. and vice chairman of El Benteveo S.A. He was elected for his current position on June 3, 2002, and was reelected on April 28, 2005. Mr. Vila Moret is the grandson of Mrs. María Ofelia Hordeñana de Escasany and the nephew of Mr. Eduardo Escasany.
          Eduardo Zimmermann: Mr. Zimmermann obtained a degree in banking management at the Universidad Argentina de la Empresa. He was associated with the Bank from 1958 to 2002, and served as a member of the Bank’s Board of Directors from 1975 to 2002. Mr. Zimmermann is a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires. He was reelected for his current position on April 27, 2006.
          Pablo Gutierrez: Mr. Gutierrez obtained a degree in business administration from the Universidad de Buenos Aires. Since 1985, he has been associated with the Bank. He currently serves as the head of the Bank’s Treasury Division. In April 2005 he was appointed to the Board of Directors of the Bank. Mr. Gutierrez is also chairman of Galicia Valores S.A. Sociedad de Bolsa and Argenclear S.A., vice chairman of Galicia Pension Fund Ltd. and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires. He was reelected for his current position on April 27, 2006. Mr. Gutierrez is Mr. Abel Ayerza’s nephew.
          María Ofelia Hordeñana de Escasany: Mrs. Hordeñana de Escasany held a variety of positions at various subsidiaries of Banco Galicia. Currently, she is chairman of the Fundación Banco de Galicia y Buenos Aires and Santamera S.A. and vice chairman of Santa Ofelia S.A. She was reelected for her current position on April 28, 2005. Mrs. Hordeñana de Escasany is the mother of Mr. Eduardo Escasany and the grandmother of Mr. Silvestre Vila Moret.
          Sergio Grinenco: Mr. Grinenco obtained a degree in economics at the Universidad Católica Argentina and a master’s degree in business administration from Babson College in Wellesley, Massachusetts. He has been associated with the Bank since 1977. He was elected as an alternate director of the Bank in September 2001 and as vice chairman in April 2003, a position he currently holds after being reelected on April 27, 2006. Mr. Grinenco is also a liquidator of Galicia Equity Analysis S.A. (in liquidation), a director of Galicia Factoring y Leasing S.A. and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires.
          Alejandro Rojas Lagarde: Mr. Rojas Lagarde obtained a degree in law at the Universidad de Buenos Aires. He held a variety of positions at Banco Galicia beginning in 1963. From 1965 to January 2000, he was responsible for the general counsel office of Banco Galicia. Currently, he is a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires. He was reelected for his current position on April 28, 2005.
          Luis Monsegur: Mr. Monsegur obtained a degree in national public accounting at the Universidad de Buenos Aires. He held a variety of positions at Banco Galicia from 1962 to 1992 and is an alternate trustee of the Fundación Banco de Galicia y Buenos Aires. He was reelected for his current position on April 28, 2005.
          Our Board of Directors may consist of between three and nine permanent members. Currently our Board of Directors has nine members. In addition, the number of alternate directors—individuals who act in the temporary or permanent absence of a director—has been set at five. The directors and alternate directors are elected by the shareholders at our annual general shareholders’ meeting. Directors and alternate directors may be elected for either a two or three-year term.
          Messrs. Antonio Garcés, Sergio Grinenco and Pablo Gutierrez are also directors of Banco Galicia. In addition, some members of our Board of Directors may serve on the board of directors of any subsidiary we establish in the future.
          Four of our directors and two of our alternate directors are members of the families that are the controlling shareholders of Grupo Galicia.
Functions of Our Board of Directors
          The members of our Board of Directors serve on the following committees:
          Audit Committee: In compliance with CNV rules regarding the composition of the audit committee of companies listed in Argentina, which require that the audit committee be comprised of at least three directors, with a majority of independent Directors, the Board of Directors established an audit committee with three members. Currently, Messrs. Luis O. Oddone, Eduardo Zimmermann and C. Enrique Martin are the members of the audit committee. All of the members of our audit committee are independent directors under the CNV and Nasdaq requirements. All three members of the audit committee are financially literate and have extensive managerial experience. Mr. Oddone is the financial expert serving on our audit committee.
          According to the CNV rules, the audit committee is primarily responsible for (i) issuing a report on the Board of Directors’ proposals for the appointment of the independent auditors and the compensation for the Directors, (ii) issuing a report comprising the activities performed according to the CNV requirements, (iii) issuing the audit committee’s annual plan and implementing the plan each fiscal year, (iv) evaluating external auditors’ independence, word plans and performance, (v) evaluating the plans and performance of the internal auditors, (vi) supervising the reliability of our internal control systems, including the accounting system, and of external reporting of financial or other information, (vii) following-up on the use of information policies on risk management at the company’s main subsidiaries, (viii) evaluating the reliability of the financial information to file with the CNV and the SEC, (ix) verifying compliance with the applicable conduct rules, and (x) issuing a report on related party transactions and disclosing any transaction where a conflict of interest exists with corporate governance bodies and controlling shareholders. The audit committee has access to all information and documentation that it requires and is broadly empowered to fulfill its duties. During 2005, the audit committee held fourteen meetings.
          Disclosure Committee: This committee was established in response to the U.S. Sarbanes-Oxley Act of 2002. The main responsibility of this committee is to review and approve controls over the public disclosure of financial and related information, and other procedures necessary to enable our chief financial officer and chief executive officer to provide their certifications of our annual report that is filed with the SEC. The members are Messrs. Antonio Garcés, Pedro Richards, José Luis Gentile and Adrián Enrique Pedemonte. In addition, at least one of the members of this committee attends all of the meetings of our principal subsidiaries’ disclosure committees.
Our Supervisory Committee
          Our bylaws provide for a supervisory committee consisting of three members who are referred to as “syndics” and three alternate members who are referred to as “alternate syndics.” In accordance with the Argentine Companies Law and our bylaws, the syndics and alternate syndics are responsible for ensuring that all of our actions are in accordance with applicable Argentine law. Syndics and alternate syndics are elected by the shareholders at the annual general shareholders’ meeting. Syndics and alternate syndics do not have management functions. Syndics are responsible for, among other things, preparing a report to shareholders analyzing our financial statements for each year and recommending to the shareholders whether to approve such financial statements. Alternate syndics act as alternates in the temporary or permanent absence of a syndic. Currently, there are three syndics and three alternate syndics. Syndics and alternative syndics are elected for a one-year term.
          The following table shows the members of our supervisory committee. Each of our syndics was appointed at the ordinary shareholders’ meeting held on April 27, 2006.

		Principal	Current Term
Name	Position	Occupation	Ends

Norberto Corizzo	Syndic	Accountant	December 2006
Raúl Estevez	Syndic	Accountant	December 2006
Adolfo Melián	Syndic	Lawyer	December 2006
Miguel Armando	Alternate Syndic	Lawyer	December 2006
Fernando Noetinger	Alternate Syndic	Lawyer	December 2006
Horacio Tedín	Alternate Syndic	Lawyer	December 2006
          The following is a summary of the biographies of the members of our supervisory committee:
          Norberto Corizzo: Mr. Corizzo obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 1977. Mr. Corizzo is also a syndic of Banco Galicia, Galicia Uruguay, EBA Holding, Tarjetas Regionales S.A. and its subsidiaries, Galicia Warrants, Sudamericana and its subsidiaries, Galicia Valores S.A. Sociedad de Bolsa, Galicia Factoring y Leasing S.A., Net Investment S.A. and Tradecom Argentina S.A.
          Raúl Estevez: Mr. Estevez obtained a degree in national public accounting at the Universidad de Buenos Aires. He was associated with the Bank from 1959 to December 2005. Since December 1993 and until his departure, he was the head of the Accounting Department of the Bank. Mr. Estevez is also a syndic of the Bank, Galicia Factoring y Leasing, Galicia Valores S.A. Sociedad de Bolsa, Galicia Warrants and Tarjeta del Mar S.A.
          Adolfo Melián: Mr. Melián obtained a degree in law at the Universidad de Buenos Aires. He has been associated with the Bank since 1970. He served as counsel to the Bank’s Board of Directors until 1975. Mr. Melián is also a syndic of Banco Galicia, Sudamericana and its subsidiaries, Galicia Warrants, Galicia Valores S.A. Sociedad de Bolsa, Galicia Factoring y Leasing S.A.,Tarjetas Regionales S.A. and its subsidiaries, and an alternate syndic of Galicia Uruguay. Mr. Melián is a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires.
          Miguel Armando: Mr. Armando obtained a degree in law at the Universidad de Buenos Aires. He was first elected syndic of the Bank in 1986. Mr. Armando is also a syndic of EBA Holding S.A. and an alternate syndic of Banco Galicia and Tarjetas Regionales S.A. and its subsidiaries.
          Fernando Noetinger: Mr. Noetinger obtained a degree in law at the Universidad de Buenos Aires. He has been associated with the Bank since 1987. Mr. Noetinger is also an alternate syndic of EBA Holding S.A., Galicia

Valores S.A. Sociedad de Bolsa, Galicia Warrants, Galicia Factoring y Leasing S.A., Tarjetas Regionales S.A. and Tarjetas del Mar S.A
          Horacio Tedín: Mr. Tedín obtained a degree in law at the Universidad de Buenos Aires. In 1981 he founded his own legal firm, which has actively worked for Banco Galicia and other big corporate clients. Mr. Tedín is also a syndic of Galicia Inmobiliaria and an alternate syndic of EBA Holding and Galicia Administradora de Fondos S.A.
Compensation of Our Directors
          Compensation for the members of our Board of Directors is considered by the shareholders at the shareholders’ meeting once the fiscal year has ended. Our independent directors are paid an annual fixed fee based on the functions they carry out and they may receive partial advanced payments during the year. A director who is an employee receives a fixed compensation and may receive a variable fee based on individual performance and has access to retirement insurance.
          We do not pay fees to the members of our Board of Directors who are also members of the Board of Directors of the Bank. For fiscal year 2005, the shareholders’ meeting held on April 27, 2006, approved a total payment of Ps.1,043,000 to a director who is an employee and to our independent directors. For a description of the amounts to be paid to the Board of Directors of Banco Galicia, see “—Compensation of Banco Galicia’s Directors and Officers” below.
          We do not maintain a stock-option, profit-sharing or pension plan for the benefit of our directors. In connection with the Bank’s foreign debt restructuring, we agreed to limit the amounts paid per fiscal year to the members of our Board of Directors and agreed not to make any payments to our management in excess of market compensation. See Item 10. “Additional Information—Material Contracts.”
Management of Grupo Galicia
          Our organizational structure consists of a managing director who reports to the Board of Directors, and two managers who report to the managing director: the financial and accounting manager and the investor relations manager.
          The managing director’s main function is implementing policies defined by our Board of Directors and to oversee the financial and accounting department and investor relations.
          The financial and accounting manager is mainly responsible for assessing current and potential investments, (e.g., suggesting whether we should invest or divest our position in various companies or businesses). His department also plans and coordinates our administrative services and financial resources in order to ensure their proper management. His department is also responsible for meeting requirements set by several controlling bodies, complying with information requirements and for internal controls and budgeting. Our financial and accounting manager is José Luis Gentile, who was born on March 15, 1956.
          The investor relations manager is mainly responsible for planning, preparing, coordinating and controlling the financial information that it provides to the stock exchanges where the Company’s shares are listed, regulatory bodies and both domestic and international investors and analysts. Apart from considering the materials published by analysts, the division carries out the follow-up of their opinions, as well as those of shareholders and investors in general. Our investor relations manager is Pablo Eduardo Firvida, who was born on March 17, 1967.
          The policy for compensation applied by us and our controlled companies is essentially the same and consists in arranging salary levels in order of importance based on a system that describes and assesses tasks by factors (Hay System). The purpose is to pay compensation amounts similar to those observed in the domestic market for functions with the same hierarchy and responsibilities. Managers and directors who are our or our controlled companies’ employees receive a fixed compensation and may receive a variable compensation based on individual performance. This policy for compensation envisages the possibility of having access to retirement insurance.

          We do not maintain a stock-option, profit-sharing or pension plan or any other retirement plan for the benefit of our managers.
Board of Directors of Banco Galicia
          The ordinary and extraordinary shareholders’ meeting held on April 27, 2006, established the size of the Bank’s Board of Directors at nine members and five alternate directors. The following table sets out the members of our Board of Directors as of April 27, 2006, all of whom are resident in Buenos Aires, Argentina, the years of appointment, the position currently held by each of them, their dates of birth, their principal occupation and when their term ends. The business address of the members of the Board of Directors is Tte. General J. D. Perón 407, (C1038AAI) Buenos Aires, Argentina.

		Date of	Principal	Member	Current Term
Name	Position	Birth	Occupation	Since	Ends

Antonio R. Garcés	Chairman of the Board	May 30, 1942	Banker	September 2001	December 2008
Sergio Grinenco	Vice Chairman and Chief Financial Officer	May 26, 1948	Banker	April 2003	December 2008
Enrique M. Garda Olaciregui	Director and Secretary	April 29, 1946	Banker	April 2003	December 2007
Daniel A. Llambías	Director	February 8, 1947	Banker	September 2001	December 2006
Luis M. Ribaya	Director	July 17, 1952	Banker	September 2001	December 2007
Guillermo J. Pando	Director	October 23, 1948	Banker	April 2003	December 2007
Pablo Gutierrez (3)	Director	December 9, 1959	Banker	April 2005	December 2008
Eduardo O. Del Piano (1)	Director	May 12, 1938	Accountant	April 2004	December 2006
Pablo M. Garat (1)	Director	January 12, 1953	Lawyer	April 2004	December 2006
Eduardo A. Fanciulli	Alternate Director	April 10, 1951	Banker	September 2001	December 2008
Raúl Héctor Seoane (3)	Alternate Director	July 18, 1953	Banker	April 2005	December 2008
Juan C. Fossatti (2)	Alternate Director	September 11, 1955	Lawyer	June 2002	December 2008
Osvaldo H. Canova (2)	Alternate Director	December 8, 1934	Accountant	April 2004	December 2006
Julio P. Naveyra (2)	Alternate Director	March 24, 1941	Accountant	April 2004	December 2006

(1)	In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Messrs. Eduardo O. Del Piano and Pablo M. Garat are independent and were elected at the ordinary shareholders’ meeting held on April 29, 2004, as members of the audit committee. Messrs. Del Piano and Garat are also independent directors in accordance with the new Nasdaq rules.

(2)	In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Mr. Fossatti, Mr. Canova and Mr. Naveyra are independent alternate directors. They would replace the independent directors in case of vacancy. They are also independent directors in accordance with the new Nasdaq rules.

(3)	Authorization from the Argentine Central Bank to assume their positions is pending.
     The following are the biographies of the members of the Board of Directors of the Bank:
     Antonio Roberto Garcés: See “—Our Board of Directors.”
     Sergio Grinenco: See “—Our Board of Directors.”
          Enrique M. Garda Olaciregui: Mr. Garda Olaciregui obtained a degree in law at the Universidad del Salvador, a master degree in finance from Universidad del CEMA and a master degree in management law at the Universidad Austral. He has been associated with the Bank since 1970. He was elected alternate director of the Bank in September 2001 and secretary director in April 2003. Mr. Garda Olaciregui is also a director of Galicia Factoring y Leasing S.A. and Galicia Warrants and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires.
          Daniel Antonio Llambías: Mr. Llambías obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 1964. He was elected alternate director of the Bank in September 1997 and director in September 2001. Mr. Llambías is also chairman of Sudamericana, vice chairman of Visa Argentina S.A., director of Gal Mobiliaria S.A. de Ahorro para Fines Determinados, Galicia Valores S.A. Sociedad de Bolsa, Tarjeta Naranja S.A., Tarjetas Regionales S.A., Tarjetas del Mar S.A., Tarjetas Cuyanas S.A., Banelco S.A. and Fincas de La Juanita S.A., as well as a delegate to the shareholders’ meetings of Automóvil Club Argentino, counselor of Fundación Fides and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires.
          Luis María Ribaya: Mr. Ribaya obtained a degree in law from the Universidad de Buenos Aires. He has been associated with the Bank since 1971. He was elected director of the Bank in September 2001, alternate director in June 2002 and elected again director in April 2003. Mr. Ribaya is also the chairman of Argencontrol S.A. and Mercado Abierto Electrónico S.A., a director of Galicia Valores S.A. Sociedad de Bolsa, and an alternate trustee of Fundación Banco de Galicia y Buenos Aires.
          Guillermo Juan Pando: Mr. Pando has been associated with the Bank since 1969. He was first elected alternate director of the Bank in September 2001 until June 2002, and in April 2003 he was elected director. He is also chairman of Tarjetas Regionales S.A., Galicia Cayman, Galicia Pension Fund Ltd. and Galicia Warrants, vice chairman of Gal Mobiliaria S.A. Sociedad de Ahorro para Fines Determinados, director of Galicia Factoring y Leasing S.A., Tarjetas del Mar S.A. and Tarjeta Naranja S.A., liquidator of Galicia Capital Markets S.A. (in liquidation) and Galicia Equity Analysis S.A. (in liquidation), alternate director of Electrigal S.A. and Distrocuyo S.A. and an alternate trustee of Fundación Banco de Galicia y Buenos Aires.
          Pablo Gutierrez: See “—Our Board of Directors.”
          Eduardo Oscar Del Piano: Mr. Del Piano obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank as an independent director since April 2004. Mr. Del Piano is also a syndic of La Rural de Palermo S.A. and OGDEN-Rural S.A.
          Pablo María Garat: Mr. Garat obtained a degree in law at the Universidad de Buenos Aires. He has been associated with the Bank as an independent director since April 2004. Mr. Garat has been an official representative of the Province of Tierra del Fuego and an advisor to the Argentine Senate, and he currently develops its professional independent activity at his own law firm and is a professor at the University of Constitutional Law and Constitutional Tributary Law.
          Eduardo Antonio Fanciulli: Mr. Fanciulli obtained a degree in business administration from the Universidad de Buenos Aires. He has been associated with the Bank since 1983. Mr. Fanciulli served as an alternate director of the Bank from September 2001 until June 2002 and, in April 2003 was elected again for the same position.
          Raúl Héctor Seoane: Mr. Seoane obtained a degree in economics from the Universidad de Buenos Aires. He has been associated with the Bank since 1988. Mr. Seoane has served as an alternate director of the Bank since April 2005.
          Juan Carlos Fossatti: Mr. Fossatti obtained a degree in law from the Universidad de Buenos Aires. He has been associated with the Bank since June 2002, when he was elected as an independent alternate director at the annual general shareholders’ meeting. Mr. Fossatti is also a director of Tierras del Bermejo S.A., Tierras del Tigre S.A., Grenoble Inversiones S.A., and Barlocher do Brazil S.A. (Sao Paulo – Brazil).
          Osvaldo Héctor Canova: Mr. Canova obtained a degree in accounting at the Universidad de Buenos Aires. He has been associated with the Bank since April 2004 when he was elected as an independent alternate director. Mr. Canova has been a member of Harteneck, López y Cía. (now Price Waterhouse & Co. S.R.L.) and Mcduliffe, Turquan Young. Mr. Canova is also an alternate director of Telecom Argentina S.A. and a syndic of Arcor S.A.I. y C, Unilever S.A., Bagley Argentina S.A., Inaral S.A. and Cartocor S.A. and a trustee of Fleni and Pent.
          Julio Pedro Naveyra: Mr. Naveyra obtained a degree in accounting at the Universidad de Buenos Aires. He has been associated with the Bank since April 2004 when he was elected as an independent alternate director. Mr. Naveyra has been a member of Harteneck, López y Cía. (now Price Waterhouse & Co. S.R.L.). He is also a syndic of S.A. La Nación, Supermercados Makro S.A., IDEA S.A. Novartis S.A., Sandoz S.A., ExxonMobil S.A., Ford Argentina S.R.L. and Ford Credit S.A., an alternate syndic of Transener S.A., a director of Gas Natural Ban S.A. and Telecom Argentina S.A., and an alternate director of Grupo Concesionario del Oeste S.A.
Functions of the Board of Directors of Banco Galicia
          The Bank’s Board of Directors may consist of three to nine permanent members. In addition, there can be one or more alternate directors who can act during the temporary or permanent absence of a director. As of the date of this annual report, seven directors and two alternate directors were engaged on a full time basis in the day-to-day operations of the Bank. Messrs. Fossatti, Del Piano, Garat, Canova and Naveyra are not employees of the Bank.
          The Bank’s Board of Directors meets formally twice each week and informally on a daily basis. The Bank’s Board of Directors is responsible for all of the major decisions, including those relating to credit, the Bank’s securities portfolio, the design of the branch network and entering into new businesses.
          Members of the Bank’s Board of Directors serve on the following committees:
          Risk Management Committee: Six directors, the Wholesale Banking Division manager, the Retail Banking Division manager, the Treasury Division manager and the Risk Management Department manager are members of this committee. The committee is responsible for establishing general limits (both in accordance with regulatory requirements and with the Bank’s internal guidelines) and verifying compliance with such limits with respect to the following risks: credit, cross border, currency, interest rate, liquidity, market, securities holding, operational, etc. This committee meets at least once every two months and acts formally by written resolutions.
          Credit Committee: This committee is composed of four directors and the Credit Division manager. The Wholesale Banking Division manager, the Retail Banking Division manager and the Treasury Division manager may be present in case the account subject to the committee’s approval belongs to any of those departments. The committee meets at least four times a week with a quorum of at least one director. The committee’s function is to decide on loans greater than Ps.3.5 million in the case of corporate customers, on loans greater than Ps.1.0 million in the case of individuals and on all loans to be granted to financial institutions (local or foreign) and related companies. Approved operations are recorded in signed and dated documents.
          Financial Risk Policy Committee: This committee is made up of six directors, the Retail Banking Division manager, the Treasury Division manager and the Risk Management Department manager. It is responsible for analyzing the evolution of the Bank’s business from a financial point of view, as regards fund-raising and placement of assets. Moreover, this committee is in charge of the follow-up and control of liquidity, interest-rate and currency mismatches. In all cases, it is responsible for the creation of the Bank’s policies related to each of these areas. The committee meets at least once every fifteen days and acts formally by written resolutions.
          Systems Committee: This committee is composed of six directors, the Retail Banking Division manager, the Wholesale Banking Division manager, the Treasury Division manager, the Corporate Services Division manager, the Operations Department manager, and the Organization Department manager. This committee is in charge of supervising and approving new systems ´ development plans and budgets, as well as supervising these systems’ budget controls. It is also responsible for approving the general design of the systems ´ structure implemented and for supervising the quality of the Bank’s systems. The committee meets at least once every three months. The committee acts formally by written resolutions.
          Audit Committee: In accordance with the requirements set forth by the Argentine Central Bank, the Bank has an audit committee composed of two directors, one of which is an independent director, and the Internal Audit manager. In addition, in its capacity as a publicly listed company (in Argentina), the Bank must comply with the Régimen de Transparencia de la Oferta Pública (“System for the Transparency of Public Offerings”) set forth by Decree No.677/2001 and by the rules established by the CNV in its Resolutions No. 400, 402 and related rules. In order to comply with the CNV rules regarding the composition of audit committees, which require such committees to be composed of at least three directors with a majority of independent directors, the ordinary shareholders’ meeting held on April 29, 2004, appointed Messrs. Eduardo O. Del Piano and Pablo M. Garat as independent directors and, the Board of Directors appointed them members of the audit committee. The third member, Daniel A. Llambías, a non-independent director, was appointed by the Board of Directors as member of the audit committee.
          The audit committee is primarily responsible for (i) issuing a report on the Board of Directors’ proposed independent auditor and ensuring that independence criteria are met; (ii) supervising the reliability of the Bank’s internal control system, including the accounting system, and of external reporting of financial or other information; (iii) verifying compliance with the applicable conduct rules; (iv) issuing a report on related party transactions and disclosing any transaction where a conflict of interest exists with corporate governance bodies and controlling shareholders, (v) following-up the use of information policies on risk management at the company’s main subsidiaries and (vi) reviewing the annual working plan of the Bank’s internal and independent auditors, and issuing an opinion thereof. The audit committee has access to all information and documentation that it requires and is broadly empowered to fulfill its duties. The audit committee meets at least once a month.
          Committee for the Control and Prevention of Money Laundering and for the Financing of Terrorism: This committee is responsible for planning, coordinating, and promoting compliance with the policies for the prevention and control of money laundering established and agreed on by the Board of Directors, based on current regulations including the design of internal controls, the training of the Bank’s employees and an internal audit control of the financing of terrorism. It is composed of three directors, one of whom is the responsible officer, the Treasury Division manager, the Corporate Services Division manager, the Wholesale Banking Division manager, the Risk Management Department manager, the Human Resources manager, the Internal Audit manager, a representative of the supervisory committee, and the head of the Anti-laundering Unit. The Anti-laundering Unit reports directly to this committee. In addition, in accordance with Argentine Central Bank regulations, Director Dr. Enrique M. Garda Olaciregui was appointed as the Bank’s officer responsible for the control and prevention of money laundering and the financing of terrorism. The committee is scheduled to meet at least once every two months. Resolutions must be registered in a minutes book bearing folios and seals.
          Disclosure Committee: This committee was created to comply with the provisions of the Sarbanes-Oxley Act of the United States of America issued in 2002. This committee is composed of two directors, the Wholesale Banking Division manager, the Retail Banking Division manager, the Treasury Division manager, the Planning and Management Control Division manager, the Accounting Department manager, the Financial Analysis and Planning Department manager, the Relations with Investors and Rating Agencies Department manager, and the Internal Auditor, as well as a representative of the Bank’s supervisory committee. A member of the committee that was created for the same purpose by Grupo Galicia also attends the meetings held by this committee.
          Human Resources Committee: This committee is in charge of the appointment and assignment of staff, transfers, rotation and development of staff and headcount. This committee works at two levels: (i) the Restricted Human Resources Committee which deals with the issues of staff included in the 1 to 6 salary levels, is scheduled to meet at least every two weeks and acts formally by written resolutions; and (ii) the Human Resources Committee which deals with the issues of staff included in salary levels 7, 8 and 9. It also deals with the issues of staff included in level 10 and above, in which case it submits its recommendations to the Board of Directors. The committee meets whenever there are issues that require consideration, and acts with a quorum of at least one director. The committee acts formally by written resolutions.
          Assets and Liabilities Committee (Alco): This committee is in charge of analysis and recommendations to the business divisions in connection with the management of interest-rate, currency and maturity mismatches, with the goal of maximizing financial and foreign-exchange results within acceptable parameters of risk and capital use. This committee is also responsible for suggesting changes of these parameters, if necessary, to the Board of Directors. Two Directors, the manager of the Planning and Management Control Division (this Division being the Funding Unit manager), the Wholesale Banking Division manager, the Retail Banking Division manager, and the Treasury Division manager are members of this committee.
          Customer Assistance Committee: This committee is in charge of the general supervision of the activities related to the attention, follow-up and resolution of customer complaints. The committee will establish the standards for customer service, with the purpose of implementing improvements to minimize the number of complaints and shorten response times. This committee is composed of two Directors and the division and department managers and other officers whose participation is deemed relevant. The committee is scheduled to meet at least once every two months. It acts formally by written resolutions.
          Periodically, the Board of Directors is advised as to the decisions taken by the various committees, which are written down in minutes.
Banco Galicia’s Executive Officers
          The following divisions report to the Bank’s Board of Directors:

Division	Manager

Treasury	Pablo Gutierrez

Wholesale Banking	Juan Miguel Woodyatt

Retail Banking	Daniel A. Llambías (in charge)

Corporative Services	Miguel Angel Peña

Credit	Juan Carlos L’Afflitto
          Treasury: This Division is responsible for planning and managing the correct use of financial resources and providing the appropriate funding for the Bank’s businesses, establishing and applying the Bank’s deposit-raising and funding policies within the parameters established by the Bank’s risk policies. It also manages short-term funds and the investment portfolio, ensuring the correct execution of transactions. The following areas report to this Division: Financial Analysis and Planning, Asset Management, Financial Operations, and International Banking and Financing Relations.
          Wholesale Banking: This Division is responsible for managing the Bank’s business related to corporate customers. The areas reporting to wholesale banking are: Corporate Banking, Middle-market Banking, Investment Banking, Capital Markets, Wholesale Marketing and Foreign Trade.
          Retail Banking: This Division is responsible for managing the Bank’s business relating to individuals. The areas reporting to Retail Banking are: Consumer Banking, Retail Marketing and Quality Assurance, Private Banking, Traditional Channels and Alternative Channels.
          Corporate Services: this Division is responsible for providing logistic support for all the organization’s operations. The following areas report to this Division: IT, Operations, Administrative Services and Organization.
          Credit: this Division is responsible for defining credit risk management policies, verifying compliance with these policies, and developing the credit assessment models to be applied to the different risk products. It is also responsible for approving credit extensions to the Bank’s customers while ensuring that the credit quality of the Bank’s portfolio is preserved and generating the information on credit risk required by the Bank’s Board of Directors and by the regulatory authorities. The following areas report to this Division: Corporate Credit, Retail Credit and Corporate Recovery.
          In addition, the Legal Counsel, Planning and Management Control, Internal Audit, Corporate Programs Management, Human Resources, Institutional Affairs and Chief Economist offices report to the Board of Directors. Messrs. Enrique M. Garda Olaciregui, Raúl H. Seoane, Luis A. Díaz, Benito Silva, Enrique C. Behrends, Diego F. Videla and Nicolas Dujovne are in charge of the aforementioned offices, respectively. Likewise, during the fiscal year under examination, the hierarchy of the Anti-Laundering Unit was increased to that of a department that began to report to the Board of Directors.
          The following are the biographies of the Bank’s senior executive officers mentioned above and not provided in the section “—Board of Directors of Banco Galicia” or “—Our Board of Directors” above.

          Pablo Gutierrez: See “—Board of Directors of Banco Galicia” and “—Our Board of Directors.”
          Juan Miguel Woodyatt: Mr. Woodyatt was born on October 8, 1955. He obtained a degree in Business Administration from the Universidad Católica Argentina. He has been associated with the Bank since 1990. Mr. Woodyatt is president of B2Agro S.A., Net Investment S.A. and Galicia Private Equity Management Corporation Ltd., a director of Galicia Factoring y Leasing S.A., Tarjetas Cuyanas S.A., AEC S.A., Electrigal S.A., a liquidator of Galicia Advent Private Equity Fund Ltd (in liquidation), Galicia Capital Markets S.A. (in liquidation) and Galicia Equity Analysis S.A. (in liquidation), and an alternate director of Distrocuyo S.A., Inversora Diamante S.A., Hidroeléctrica Diamante S.A., Inversora Nihuiles S.A. and Hidroeléctrica Los Nihuiles S.A..
          Daniel Llambías: See “—Board of Directors of Banco Galicia.”
          Miguel Angel Peña: Mr. Peña was born on January 22, 1962. He obtained a degree in information systems from the Universidad Nacional Tecnológica. He has been associated with the Bank since 1994. Mr. Peña is a director of Tarjeta Naranja S.A. and an alternate director of Tarjetas Regionales S.A. He is also a voting member of the ONG-Usuaria (Asociación Argentina de Usuarios de la Informática y las Comunicaciones).
          Juan Carlos L’Afflitto: Mr. L’Afflitto was born on September 15, 1958. He received a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 1986. Prior to such time, he worked at Morgan, Benedit y Asociados, where he acted as advisor and accountant. He has been a professor at the Universidad Católica Argentina until 1990.
          Raúl Héctor Seoane: See “—Board of Directors of Banco Galicia.”
          Luis Alberto Díaz: Mr. Díaz was born on April 11, 1945. He obtained a degree in national public accounting from the Universidad de Buenos Aires. He has been associated with the Bank since 1965.
          Benito Silva: Mr. Silva was born on May 20, 1944. He received a bachelor’s degree in operational research from the Argentine Ministry of Defense. He has been associated with the Bank since 1989. Prior to such time, he was employed with financial institutions since 1960. Mr. Silva is an alternate director of Tarjetas Cuyanas S.A. and Tarjetas Regionales S.A.
          Enrique Carlos Behrends: Mr. Behrends was on born January 31, 1946. He obtained a degree in sociology from the Universidad del Salvador. Mr. Behrends has been associated with the Bank since 1987. Prior to such time, he worked at Arthur Andersen, Coopers & Lybrand and Ernst & Young.
          Diego Francisco Videla: Mr. Videla was born on November 7, 1947. He has been associated with the Bank since 1997. Prior to such time, he acted as an advisor in the privatization of Banco de la Provincia de Misiones S.A. Mr. Videla is a voting member of Fundación Policía Federal Argentina and a secretary of Fundación Escuela de Guerra Naval Argentina.
          Nicolás Dujovne: Mr. Dujovne was born May 18, 1967. He received a degree in Economics at the Universidad de Buenos Aires and a master’s degree in Economy at the Universidad Torcuato Di Tella. He has been associated with the Bank since 1997. Prior to such time, he worked at Citibank Argentina, Alpha and Macroeconómica. In 1998, he served as chief of advisors to the Secretary of the Argentine Treasury and, in 2000, as representative of the Ministry of Economy at the Argentine Central Bank’s board of directors. He also worked as a consultant for The World Bank. In 2001 he returned to the Bank as the Chief Economist.
Banco Galicia’s Supervisory Committee
          Banco Galicia’s bylaws provide for a supervisory committee consisting of three members (“syndics”) and three alternate members (“alternate syndics”). Pursuant to Argentine Law and to the provisions of the Bank’s bylaws, syndics and alternate syndics are responsible of ensuring that all of the Bank’s actions are in accordance with applicable Argentine law. Syndics and alternate syndics do not participate in business management and cannot have managerial functions of any type. Syndics are responsible for, among other things, the preparation of a report to the shareholders analyzing the Bank’s financial statements for each year and the recommendation to the shareholders as to whether to approve such financial statements. Syndics and alternate syndics are elected at the ordinary shareholders’ meeting for a one-year term and they can be reelected. Alternate syndics act as alternates in the temporary or permanent absence of a syndic.
          The table below shows the composition of Banco Galicia’s supervisory committee as they were reelected by the annual shareholders’ meeting held on April 27, 2006.

	Year of		Principal	Current Term
Name	Appointment	Position	Occupation	Ends

Adolfo Héctor Melián	2006	Syndic	Lawyer	December 31, 2006
Norberto Daniel Corizzo	2006	Syndic	Accountant	December 31, 2006
Raúl Estevez	2006	Syndic	Accountant	December 31, 2006
Fernando Noetinger	2006	Alternate Syndic	Lawyer	December 31, 2006
Miguel N. Armando	2006	Alternate Syndic	Lawyer	December 31, 2006
Ricardo Adolfo Bertoglio	2006	Alternate Syndic	Accountant	December 31, 2006
          For the biographies of Messrs. Adolfo Héctor Melián, Norberto D. Corizzo, Raúl Estevez, Fernando Noetinger and Miguel Norberto Armando, see “—Our Supervisory Committee.”
          Ricardo Adolfo Bertoglio: Mr. Bertoglio obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 2002. He was elected syndic in June 2002 and served as a syndic until April 2006, at which time he was elected alternate syndic. Mr. Bertoglio is also president of Plasmer S.A. and a syndic of Tarjetas Regionales S.A.
Compensation of Banco Galicia’s Directors and Officers
          For fiscal year 2005, the Bank’s ordinary shareholders’ meeting held on April 27, 2006, approved remuneration for the Board of Directors in the total amount of Ps.11.5 million, which includes the following:
•	total compensation, including salaries, variable compensation and other social benefits for the directors that are also employees and for the technical and administrative functions they perform, in accordance with section 25, subsection 2 of the Bank’s bylaws; and

•	compensation for the independent directors.
          The Bank’s Bylaws establish that the Board of Directors may receive incentive remuneration, when corresponding, in an amount approved by the shareholders’ meeting. Such amount shall not exceed 6.0% of the Bank’s net income before income tax or any other tax that may replace it. The incentive remuneration was not paid during fiscal years 2005, 2004 and 2003.
          The Bank’s Board of Directors establishes the policy for compensation of the Bank’s personnel. The Bank’s managers receive a fixed compensation and they may receive a variable compensation, based on their performance.
          Seven directors and two alternate directors are employees of the Bank and, therefore, receive a fixed compensation and may also receive a variable compensation based on their performance, provided that these additional payments do not exceed the standard levels of similar entities of Argentine’s financial market, a provision that is applicable to managers as well.
          The compensation regime includes the possibility of acquiring a retirement insurance policy. The Bank does not maintain a stock-option plan or pension plan or any other retirement plan for the benefit of its directors and managers.
          The compensation of the Board of Directors must be approved by the shareholders’ meeting after the end of the fiscal year.

          As a result of the conclusion of the negotiations for the Bank’s foreign debt restructuring during 2004, a limit per fiscal year was established to the aggregate amount that the Board of Directors can receive as an honorarium. Those members of the Board of Directors who also hold executive offices may receive additional payments as compensation for performing said functions, provided that these additional payments do not exceed the standard levels of Argentina’s financial market. Under the terms of the loan agreements entered into by the Bank with its bank creditors to restructure its foreign debt, the Bank has agreed not to make any payment to its management in excess of market compensation.
          During 2005, provisions were established by the Bank to cover the variable compensation of the Bank’s Board of Directors and managers for the fiscal year. In March 2006, the Bank’s Board of Directors decided to pay a variable compensation to certain Bank employees, based on the compensation for similar or equal job positions in the labor market, in recognition of the performance and professional development of the respective beneficiaries during fiscal year 2005.
          The Bank’s managers received a compensation of Ps.4.8 million for fiscal year 2005. This amount includes the fixed and variable compensations.
          In June 2005, the Bank’s Board of Directors decided to pay a compensation to managers and certain Bank employees, based on the evolution of compensations for similar or equal job positions in the labor market, in recognition of the performance and professional development of the respective beneficiaries in the last three and a half years (from July 2001 to December 2004), and with the purpose of retaining the personnel with positions of responsibility in the Bank. The corresponding amount was funded with reserves established by the Bank in prior fiscal years. For the same reasons and based on the same grounds, in the second quarter of 2005, Grupo Galicia made a Ps.12 million one-time payment to the Bank’s directors, for their performance from July 2001 to December 2004.
          The Bank had a bonus program with our shares and ADSs, in favor of certain members of the senior management of the Bank and at its controlled or related companies. To this effect, in 2000, the Galicia 2004 Trust was established, which purchased shares and ADSs of Grupo Galicia. In 2001, the beneficiaries were named and the remaining 157,669.40 ADSs of Grupo Galicia, that were part of the Galicia 2004 Trust, were transferred to the Galicia 2005 Trust. In 2003, the Galicia 2004 Trust was early terminated and the shares and ADSs of Grupo Galicia were distributed to the appointed beneficiaries. On May 31, 2006, the Galicia 2005 Trust expired and the shares and ADSs of Grupo Galicia will be returned to the Bank. The beneficiaries of this Trust were never named.
Employees
          The following table shows the composition of our staff:

	As of December 31,
	2005	2004	2003

Grupo Financiero Galicia S.A	8	8	8
Banco de Galicia y Buenos Aires S.A	4,118	3,946	3,831
Branches	2,121	1,871	1,837
Head Office	1,997	2,075	1,994
Galicia Uruguay	18	19	40
Regional Credit-Card Companies	2,586	2,216	1,951
Sudamericana consolidated	85	129	132
Other Subsidiaries	34	46	73

Total	6,849	6,364	6,035

          We consider our relations with employees to be very good.

          As of December 31, 2005, approximately 7.9% of the Bank’s employees were affiliated with the national bank union. Banco Galicia has not experienced a strike by its employees since 1973. The Bank believes that its relationship with its employees has developed within normal and satisfactory parameters despite the environment created by the 2001-2002 crisis.
          We will continue our current policy of monitoring both wage levels and labor conditions in the financial industry in order to be competitive. We do not maintain any pension, profit-sharing or retirement programs for its employees.
          The Fundación Banco de Galicia y Buenos Aires is an Argentine non-profit organization that provides various services to Banco Galicia employees. The various activities of the Fundación include, among others, managing the medical services of Banco Galicia employees and their families, purchasing school materials for the children of Banco Galicia employees and making donations to hospitals and other charitable causes, including cultural events. The Fundación has a board of lifetime trustees, certain members of which are members of our Board of Directors and supervisory committee. Members and alternate members of the board of trustees do not receive remuneration for their services as trustees.
Nasdaq Corporate Governance Standards
          Pursuant to Nasdaq Marketplace Rule 4350(a), a foreign private issuer may follow home country corporate governance practice in lieu of the requirements of Rule 4350, provided that the foreign private issuer complies with certain mandatory sections of Rule 4350, discloses each requirement of Rule 4350 that it does not follow and describes the home country practice followed in lieu of such requirement. The requirements of Rule 4350 and the Argentine corporate governance practice that we follow in lieu thereof are described below:
(i)	Rule 4350(b)(1)(A) – Distribution of Annual and Interim Reports. In lieu of the requirements of Rule 4350(b)(1)(A), we follow Argentine law, which requires that companies make public a Spanish language annual report, including annual audited consolidated financial statements, by filing such annual report with the CNV and the BASE, within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the CNV and the BASE within 42 calendar days of the end of each fiscal quarter. The BASE publishes the annual reports and interim reports in the BASE bulletin and makes the bulletin available for inspection at its offices. In addition, our shareholders can receive copies of annual reports and any interim reports upon such shareholders’ request. English language translations of our annual reports and interim reports are furnished to the SEC. We also post the English language translation of our annual reports and quarterly press releases on our website. Furthermore, under the terms of the Second Amended and Restated Deposit Agreement, dated as of June 22, 2000, among us, The Bank of New York, as depositary, and owners of ADSs issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of our annual reports and each of our quarterly press releases. Annual reports and quarterly press releases are available for inspection by ADR holders at the offices of The Bank of New York located at, 101 Barclay Street, 22nd Floor, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to the shareholders, at the company’s executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report), as well as proposals of the company’s board of directors.

(ii)	Rule 4350(c)(1) – Majority of Independent Directors. In lieu of the requirements of Rule 4350(c)(1), we follow Argentine law which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina such as us must have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the CNV. In addition, because we are a “controlled company” as defined in Rule 4350(c)(5), we are relying on the exemption provided thereby for purposes of complying with Rule 4350(c)(1).

(iii)	Rule 4350(c)(2) – Executive Sessions of the Board of Directors. In lieu of the requirements of Rule 4350(c)(2), we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our board of directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the Board of Directors may approve the delegation of specific responsibilities to designated directors or non-director managers of the company. Also, it is mandatory for public companies to form a supervisory committee (composed of syndics) which is responsible for monitoring the legality of the company’s actions under Argentine law and the conformity thereof with its by-laws. Finally, our audit committee has regularly scheduled meetings and, as such, such meetings will serve a substantially similar purpose as executive sessions.

(iv)	Rule 4350(c)(3) – Compensation of Officers. In lieu of the requirements of Rule 4350(c)(3), we follow Argentine law which does not require companies to form a compensation committee comprised solely of independent directors. It also is not required in Argentina for the compensation of the chief executive officer and all other executive officers to be determined by either a majority of the independent directors or a compensation committee comprised solely of independent directors. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the chief executive officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for directors or managers of the company. Finally, because we are a “controlled company” as defined in Rule 4350(c)(5), we are relying on the exemption provided thereby for purposes of complying with Rule 4350(c)(3).

(v)	Rule 4350(c)(4) – Nomination of Directors. In lieu of the requirements of Rule 4350(c)(4), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation. In addition, because we are a “controlled company” as defined in Rule 4350(c)(5), we are relying on the exemption provided thereby for purposes of complying with Rule 4350(c)(4).

(vi)	Rule 4350(d)(1) – Audit Committee Charter. In lieu of the requirements of Rule 4350(d)(1), we follow Argentine law which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare a proposed plan or course of action with respect to those matters which are the responsibility of the company’s audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee charter.

(vii)	Rule 4350(d)(2) – Audit Committee Composition. Argentine law does not require that companies have an audit committee comprised solely of independent directors and it is equally not customary business practice in Argentina to have such a committee. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, we have a three member audit committee comprised of entirely independent directors, as independence is defined in Rule 10(A)-3(b)(1), one of which the Board has determined to be an audit committee financial expert. In addition, we have a supervisory committee (“comisión fiscalizadora”) composed of three ‘syndics’ which are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our by-laws.

(viii)	Rule 4350(f) – Quorum. In lieu of the requirements of Rule 4350(f), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and require, in connection with ordinary meetings, that a quorum consist of a majority of stock entitled to vote. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, constitute a quorum and resolutions may be adopted by an absolute majority of the votes present. Argentine law, and our bylaws, require in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called which may be held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, change in our domicile to outside of Argentina, total or partial recapitalization of our statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote).

(ix)	Rule 4350(g) – Solicitation of Proxies. In lieu of the requirements of Rule 4350(g), we follow Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely circulated newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the surveillance committee (“consejo de vigilancia”), manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADS holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

(x)	Rule 4350(h) – Conflicts of Interest. In lieu of the requirements of Rule 4350(h), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet, so long as the relevant transaction exceeds the equivalent of three hundred thousand Argentine Pesos (Ps.300,000). Directors can contract with the corporation only on terms consistent with prevailing market terms. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholder’s vote, such shareholder may be liable to the company for damages and the resolution may be declared void.
          Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.
Share Ownership
          For information on the share ownership of our directors and executive officers as of December 31, 2005, see Item 7. “Major Shareholders and Related Party Transactions—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
          As of March 31, 2006, our capital structure was made up of class A shares, each of which is entitled to five votes and class B shares, each of which is entitled to one vote. As of March 31, 2006, we had 1,241,407,017 shares outstanding composed of 281,221,650 class A shares and 960,185,367 class B shares (395,653,520 of which were evidenced by 39,565,352 ADSs).
          Our controlling shareholders are members of the Escasany, Ayerza and Braun families and the Fundación. As of March 31, 2006, the controlling shareholders owned 100% of our class A shares, through EBA Holding, which in turn owns 22.7% of our total outstanding shares, and 11.1% of our class B shares.
          Based on information that is available to us, the table below sets forth, as of March 31, 2006, the number of our class A and class B shares held by holders of more than 5% of each class of shares, the percentage of each class of shares held by such holder, and the percentage of votes that each class of shares represent as a percentage of our total possible votes.
          Class A Shares

Name	Class A Shares	% of Class A Shares	% of Total Votes
EBA Holding S.A.	281,221,650 class A shares	100	59.4
          Class B Shares

Name	Class B Shares	% of Class B Shares	% of Total Votes
The Bank of New York(1)	395,653,520 class B shares	41.2	16.7
Members of the families that are shareholders of EBA Holding S.A.	106,453,926 class B shares	11.1	4.5
Banco Santander Central Hispano(2)	82,741,540 class B shares	8.6	3.5
M.V.B.A.(3)	63,101,221 class B shares	6.6	2.7

(1)	Pursuant to the requirements of Argentine law, all class B shares represented by ADSs are owned of record by The Bank of New York, as Depositary. The address for the Bank of New York is 101 Barclay Street, 22nd Floor, New York 10286, and the country of organization is the United States. Includes the holdings of Banco Santander Central Hispano.

(2)	Information is based on a Schedule 13 G filed by Banco Santander Central Hispano dated February 16, 2001. However, we have confirmed the amount with information provided by third party companies. The address for Banco Santander Central Hispano is Plaza de Canalejas 28014, Madrid, Spain, and the country of organization is the Kingdom of Spain. The holding is in ADRs.

(3)	Information is based on Caja de Valores files. MVBA (Mercado de Valores de Buenos Aires) acts as custodian for individual shareholders when they deposit the shares as a guarantee for cash advances. As of March 31, 2006, the shares deposited with MVBA corresponded to 1,333 individual accounts. The address for MVBA is 25 de Mayo 367, 9th Floor, Buenos Aires, Argentina, and the country of organization is Argentina.
          Based on information that is available to us, the table below sets forth, as of March 31, 2006, the shareholders that either directly or indirectly have more than 5% of our votes or shares.

Name	Total Shares	% of Total Capital	% of Total Votes
Members of the controlling shareholders:
EBA Holding S.A.	281,221,650 class A shares	22.7	59.4
Members of the families that are shareholders of EBA Holding S.A.	106,453,926 class B shares	8.6	4.5
Others:
The Bank of New York (1)	395,653,520 class B shares	31.9	16.7
Banco Santander Central Hispano	82,741,540 class B shares	6.7	3.5
M.V.B.A.	63,101,221 class B shares	5.1	2.7

(1)	Pursuant to the requirements of Argentine law, all class B shares represented by ADSs are owned of record by The Bank of New York, as Depositary.
          Members of the three controlling families have historically owned the majority of the issued share capital of Banco Galicia since 1959. Members of the Escasany family have been on the Board of Directors of the Bank since 1923. The Ayerza and Braun families have been represented on the Board of Directors of the Bank since 1943 and 1947, respectively. Currently, there is one member of the controlling families on the Bank’s Board of Directors and four members of these families on our Board of Directors. In addition, there are two alternate directors on our Board of Directors that are members of the controlling families.
          On September 13, 1999, the controlling shareholders of Banco Galicia formed EBA Holding S.A., an Argentine corporation, which is 100% owned by our controlling shareholders. EBA Holding holds 100% of our class A shares.
          Currently, EBA Holding only has class A shares outstanding. EBA Holding’s bylaws provide for certain restrictions on the sale or transfer of its class A shares. While the class A shares of EBA Holding may be transferred to any other class A shareholder of EBA Holding, any transfer of such class A shares to third parties would automatically result in the conversion of the sold shares into class B shares, having one vote per share, of EBA Holding. In addition, EBA Holding’s bylaws contain rights of first refusal, buy-sell provisions and tag-along rights.
          A public shareholder of Banco Galicia, who indirectly owns in excess of 5% of the outstanding capital stock of Banco Galicia, has granted a right of first refusal for the purchase of all or part of its shares to certain of our controlling shareholders in the event such public shareholder decides to sell all or part of its Banco Galicia shares.
          As of March 31, 2006, we had 64 identified United States record shareholders (not considering The Bank of New York), of which 31 held our class B shares, 31 held our ADSs and 2 held combined our class B shares and our ADSs. Such United States holders, in the aggregate, held approximately 161.0 million of our class B shares, directly or through ADSs, representing approximately 13.0% of our total outstanding capital stock as of March 31, 2006.
Related Party Transactions
          We are not a party to any transactions with, and have not made any loan to, any of our directors, key management personnel or other related persons, nor are there any proposed transactions with such persons.
          Some of our directors and the directors of Banco Galicia have been involved in certain credit transactions with Banco Galicia as permitted by Argentine law. The Argentine Corporations’ Law and the Argentine Central Bank’s regulations allow directors of a limited liability company to enter into a transaction with such company if such transaction follows prevailing market conditions. Additionally, lending to persons or entities affiliated with Banco Galicia is subject to the regulations of the Argentine Central Bank. Such regulations set limits on the amount of financial assistance (as that term is defined by the Argentine Central Bank) that can be extended to affiliates based on, among other things, a percentage of the Bank’s Adjusted Shareholders’ Equity. See Item 4. “Information on the Company—Argentine Banking System and Regulation—Argentine Banking Regulation—Lending Limits.”

          Banco Galicia is required by the Argentine Central Bank to present to its Board of Directors, on a monthly basis, a list of the outstanding amount of financial assistance to directors, controlling shareholders, officers and other related entities which is transcribed in the minute books of the Board of Directors. The Argentine Central Bank’s rules establish that loans to directors, controlling shareholders, officers and other related entities must be granted on an equal basis with respect to rates, tenor and guarantees as loans granted to the general public. In 2002, the granting of new financial assistance was suspended given that, as a result of the financial assistance that the Bank had received from the Argentine Central Bank, through its Resolution No. 81/02, the Argentine Central Bank prohibited the Bank from granting new financial assistance to related parties, for as long as such assistance is outstanding.
          In this section “financial assistance” refers to Argentine Central Bank’s definition of that term and comprises equity interests and all other credit related items such as loans, holdings of corporate debt securities without quotation, guarantees granted and unused balances of loans granted. See “Item 4. Information on the Company — Argentine Banking System and Regulation — Argentine Banking Regulation — Lending Limits.” “Related parties” refers to our directors and the directors of Banco Galicia, our senior officers and senior officers of Banco Galicia, our syndics and Banco Galicia’s syndics, our controlling shareholders as well as all individuals who are related to them by a family relationship of first degree and any entities directly or indirectly affiliated with any of these parties, not required to be consolidated.
          As of April 30, 2006, the latest period for which information is available, an aggregate amount of Ps.77.0 million in financial assistance granted by the Bank to related parties was outstanding. As of that date, the total amount of this financial assistance was distributed among 175 individuals and 44 companies, with the average amount of financial assistance being Ps.0.4 million. The single largest amount of financial assistance outstanding as of April 30, 2006, was Ps.19.8 million for Marín S.A., a holding company.
          As of December 31, 2005, an aggregate amount of Ps.78.0 million in financial assistance granted by the Bank to related parties was outstanding. This was distributed among 160 individuals and 44 companies, with the average amount of financial assistance being Ps.0.4 million. The single largest amount of financial assistance outstanding as of December 31, 2005, was Ps.19.3 million for Marín S.A., a holding company.
          The following table presents, as of December 31, 2005 and as of April 30, 2006, the latest period for which information is available, the amount of credit extended by Banco Galicia to related parties in excess of Ps.0.5 million in aggregate that was outstanding as of those dates. Credit includes unsecured loans, mortgage and personal loans, credit-card financing (revolving amounts plus all financing through credit-cards arising from the payment of purchases made with credit cards in monthly installments, not yet due as of the dates indicated), amounts in connection with fees on different bank products not yet due as of the dates indicated, overdrafts (including unused balances granted), leasings, negotiable obligations held and guarantees granted.

	Product	As of December 31, 2005				As of April 30, 2006
In millions of pesos, except		Number of	Interest			Number of	Interest
percentages		Recipients	Rate	Balance		Recipients	Rate	Balance

Marín S.A.	Loan (1)		7.2%	Ps.	19.3		7.2%	Ps.	19.8
	Total	1			19.3	1			19.8

Inversora en Servicios S.A.	Loan (1)		6.0		13.3		6.0		13.6
	Total	1			13.3	1			13.6

	Guarantee Granted		—		0.4		—		0.4
S.A. Importadora y Exportadora	Negotiable Obligations (1)		8.9		4.1		8.9		3.5
de la Patagonia	Other		—		—		—		0.1
	Total	1			4.5	1			4.0

Hidroeléctrica Diamante S.A.	Guarantee Granted		—		2.0		—		2.0
	Total	1			2.0	1			2.0

Santiago de Compostela	(2)		—		1.0				—
Promotora de Seguros S.A.	Total	1			1.0				—

Fabrinor Argentina S.R.L.	Loan (1)		8.9%		0.5				—

	Product	As of December 31, 2005			As of April 30, 2006
In millions of pesos, except		Number of	Interest		Number of	Interest
percentages		Recipients	Rate	Balance	Recipients	Rate	Balance

	Total	1		0.5			—

Other Companies	Various	38	—	0.9	40	—	0.8

Related Individuals	Various	160	—	2.3	175	—	2.5

Total	Various	204	—	43.8	219	—	42.7

(1)	Restructured after the 2001-2002 crisis.

(2)	Amount paid for the purchase of a system, for which the transfer of property was completed after the fiscal year end.
          As of December 31, 2004, an aggregate amount of Ps.80.7 million in financial assistance granted by the Bank to related parties was outstanding. This was distributed among 175 individuals and 45 companies, with the average amount of financial assistance being Ps.0.4 million. The single largest amount of financial assistance outstanding as of December 31, 2004, was Ps.16.8 million for Marín S.A., a holding company.
          As of December 31, 2003, an aggregate amount of Ps.129.5 million in financial assistance granted by the Bank to related parties was outstanding. This was distributed among 159 individuals and 50 companies, with the average amount of financial assistance being Ps.0.6 million. The single largest amount of financial assistance outstanding as of December 31, 2003, was Ps.30.7 million for Freddo S.A., a company in the food industry whose shares the Bank received through a trust as payment on a defaulted debt.
          The financial assistance, including the financial assistance that was restructured, was granted in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other non-related parties, and did not involve more than the normal risk of collectibility or present other unfavorable features.
          The Bank and us have executed a trademark license agreement under which the Bank has authorized us to use the word “Galicia” in our corporate name and has authorized our direct or indirect subsidiaries, other than those of the Bank, to use in their corporate names the Bank’s registered trademarks, including the word “Galicia,” in promoting their products and services. The trademark license agreement has a 10-year term, commencing as of July 1, 2000, and provides for payment of an annual royalty that amounted to Ps.824,500 in 2005.
Item 8. Financial Information
          We have elected to provide the financial information set forth in Item 18 of this annual report.
Legal Proceedings
          We are party to the following legal proceedings:
          (i) Theseus S.A. and Lagarcué S.A. v. Grupo Financiero Galicia S.A. Summary Proceeding: This suit was filed on September 6, 2002. The suit is seeking to have Decree No. 677/01 and Resolutions No. 400/02, No. 401/02 and No. 402/02 of the CNV declared unconstitutional, thereby curtailing our ability thereunder to exclude minority shareholders. The plaintiff obtained an injunction on September 26, 2003, which would prohibit us, in the event that we become the owner of more than 95% of Banco Galicia (as of the date of this annual report we own less than 95% of Banco Galicia), from taking advantage of the above rules to exclude minority shareholders. On October 29, 2004, the court found Chapter VII of Decree No. 677/01 to be unconstitutional. We and the plaintiff both appealed and the case was transferred to the Cámara Nacional de Apelaciones en lo Comercial (The National Commercial Appeals Chamber). On February 27, 2006, The “B” courtroom of the National Commercial Appeals Chamber decided to accept the appeal presented by us against the ruling on the main file and, consequently revoked the sentence that had declared unconstitutional Decree No. 677/01 and Resolutions No. 400/02, No. 401/02 and No. 402/02 of the CNV. Pursuant to this, on March 16, 2006, the same courtroom resolved that since the causes that had motivated the rise of the suit to an injunction did not exist, the suit was abstract and, therefore, it was dispatched to the lower court of origin. Consequently, we will request that the injunction be lifted. It should be noted that the matter, in itself, is not monetarily measurable.
          (ii) Theseus S.A. et al. v. Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A. Ordinary Proceeding: This suit was filed on March 11, 2003. The proceeding’s purpose is to have the court

“declare null the corporate legal act done by Grupo Galicia with the cooperation of Banco Galicia pursuant to which there was an exchange of class B shares of Banco Galicia for class B shares of Grupo Galicia.” We and Banco Galicia have answered the claim, arguing in defense that the transaction was done in adequate legal terms and, among other things, that there was not one act of exchange of shares but rather as many legal acts (exchange agreements) as there were shareholders who tendered their Banco Galicia shares to receive our shares (i.e., 3,172 legal acts). Therefore, in order to nullify all of the exchange contracts, it would be necessary that every single person who tendered shares be named in the suit, not just Banco Galicia and us. The material effect that the suit could have, if it were successful, which is considered unlikely, is not monetarily measurable, since these additional defendants have not been included in the suit. Currently, this suit is in the discovery stage.
          We do not expect that these suits will have a significant adverse effect on our financial condition or profitability.
Banco Galicia
          In response to legal proceedings, Banco Galicia has made reserves to cover (i) various types of claims filed by customers against Banco Galicia (e.g., claims for thefts from safe deposit boxes, the cashing of checks that had been fraudulently altered, discrepancies related to deposit and payment services rendered to its customers by the Bank, etc.) and (ii) estimated amounts payable under labor related lawsuits filed against Banco Galicia by former employees. Please refer to the captions “Litigation” and “For Severance Payments” in note 12 to our audited consolidated financial statements for additional information concerning our reserves to cover these potential liabilities.
          Additionally, the Bank is subject to court orders in connection with amparo claims, mandating the reimbursement of deposits in connection with the establishment, in December 2001, of the so called “corralito” and the compulsory conversion into pesos and rescheduling of bank deposits implemented by the Argentine Government at the beginning of 2002 (the so called “corralón”). The amount that the Bank has had to pay to comply with these court orders has been significant, as disclosed in our audited consolidated financial statements. As of December 31, 2005 the court orders demanding payment as a consequence of such legal actions amounted up to Ps.16.0 million and US$615.2 million and the Bank had paid, as of such date, Ps.41,092.3 million and US$112.0 million. The emergency laws have been declared unconstitutional by most upper and lower courts. Up to date, the Argentine Supreme Court has ruled on particular cases in connection with the pesification of deposits, declaring in one case in favor of the constitutionality of the pesification measures taken by the Executive Branch of the Argentine Government. We cannot anticipate the final resolution of cases under similar situations given the fact that, under Argentine law, the Supreme Court rulings are not mandatory for lower courts. Nevertheless, this ruling is expected to be highly observed by lower courts. During this fiscal year, the number of amparo claims filed has significantly decreased.
          As a result of the Bank’s decision in May 2002 to suspend payments on its dollar-denominated foreign debt governed by foreign law, various creditors instituted legal proceedings in order to recover their lendings. Such dollar-denominated foreign debt was restructured in May 2004 with the participation of a high percentage of creditors (98.2%). As of the date hereof, we do not believe that an adverse result in such proceedings in the aggregate would have a significant adverse effect on the Bank’s financial condition or its profitability.
          Banco Europeo para América Latina S.A. (“BEAL”) has begun a legal proceeding against the Bank seeking the recovery of US$11 million in connection with the compulsory conversion into pesos of three forward currency contracts. Dollar amounts subject to these forward contracts were converted into pesos in accordance with Decree No. 214/02, Decree No. 992/02 and Argentine Central Bank Communiqué “A” 3967. The Bank has paid BEAL all outstanding amounts due under the contracts as provided for by the above mentioned regulations. In the suit, BEAL claims that the Bank made only a partial payment and contests the compulsory conversion of the original contract amounts. The Bank answered the complaint. On November 21, 2005, the court ordered the Bank to pay the dollar amounts specified by the forward currency contracts signed, net of the amount of pesos that BEAL had to deliver in turn, according to the same contracts, after deducting the amount of pesos paid by the Bank on August 15, 2002, plus interests accrued according to the valid Libo rate, non-capitalizable, from each due date until the payment was made effective. The judge imposed all court costs and attorneys’ fees related to the suit on the Bank. The ruling was appealed by the Bank. We do not expect the result of such claim will have a significant adverse effect on the Bank’s financial condition or its profitability.
          Bank of America N.A. has sued the Argentine Government over the constitutionality of Decree No. 992/02 and relevant regulations issued thereunder. Banco Galicia and the Argentine Central Bank have been named as third parties in connection with a transaction involving forward contracts subject to Argentine Law, which the Bank settled in compliance with such Decree, as it was obligated to, and for which Bank of America N.A. is claiming payment, in the event the above decree is found unconstitutional, of US$8.1 million. The National Commercial Appeals Chamber has ruled that it does not have the jurisdictional competence to adjudicate the proceeding and has ordered that it be sent to the Justicia Federal Civil y Comercial de la Capital Federal (The Federal Civil and Commercial Judiciary of the Argentine Federal Capital). At a hearing held on October 25, 2005, Bank of America N.A. renounced its right to a deposition of the defendant and the court ordered that an official letter be sent to the Argentine Central Bank, requesting different reports. At its current stage, it is not expected that the proceeding would have a significant adverse effect on the Bank’s condition or its profitability.
Dividend Policy and Dividends
Dividend Policy
          We may only declare and pay dividends out of our retained earnings representing the profit realized on our operations and investments. The Argentine Corporations’ Law and our bylaws state that no profits may be distributed until prior losses are covered. Dividends paid on our class A shares and class B shares will equal one another on a per share basis.
          As required by the Argentine Corporations’ Law, 5% of our net income is allocated to a legal reserve until the reserve equals 20% of our outstanding capital. Dividends may not be paid if the legal reserve has been impaired until it is fully restored. The legal reserve is not available for distribution to shareholders.
          As a holding company, our principal source of cash from which to pay dividends on our shares is dividends or other intercompany transfers from our subsidiaries, primarily Banco Galicia. Due to the dividend restrictions contained in the Bank’s loan agreements and in Argentine Central Bank regulations, as described below, our ability to distribute cash dividends to our shareholders has been materially and adversely affected.
          Our ability to pay dividends to our shareholders in the future will principally depend on (i) our net income (on a consolidated basis), (ii) availability of cash and (iii) applicable legal requirements.
          Holders of our ADSs will be entitled to receive any dividends payable in respect of our underlying class B shares. We will pay cash dividends to the ADS depositary in pesos, although we reserve the right to pay cash dividends in any other currency, including dollars. The ADS deposit agreement provides that the depositary will convert cash dividends received by the ADS depositary in pesos to dollars and, after deduction or upon payment of fees and expenses of the ADS depositary and deduction of other amounts permitted to be deducted from such cash payments in accordance with the ADS deposit agreement (such as for unpaid taxes by the ADS holders in connection with personal asset taxes or otherwise), will make payment to holders of our ADSs in dollars.
          Under the loan agreements entered into by the Bank in connection with its foreign debt restructuring, the Bank may only pay dividends on its capital stock if there is no event of default under the loan agreements and only after the aggregate principal amount of the long term instruments and medium term instruments (together, but excluding the subordinated debt instruments maturing in 2019, the “senior debt”) issued in its foreign debt restructuring is equal to or less than 50% of the originally issued senior debt. If the Bank is able to pay dividends, it is required to repay US$2 of the long term instruments issued in its foreign debt restructuring for each US$1 of dividends paid on its capital stock.
          Argentine Central Bank regulations further restrict the distribution of cash dividends by the Bank.

          Communiqué “A” 3785 establishes that the Bank should adjust its earnings to be distributed as cash dividends by the difference between the market value and the carrying value of the Compensatory Bond and the Hedge Bond after netting the legal reserve and other reserves established by the Bank’s bylaws.
          In addition, the ordinary and extraordinary meeting of shareholders of the Bank held on April 28, 2005 resolved that the negative balance in the Bank’s “Retained Earnings” account be absorbed by partially using the legal reserve. In accordance with Argentine Central Bank regulations, should the Legal Reserve be used to absorb losses, earnings shall be distributed only if the value of the Legal Reserve exceeds 20% of the capital stock plus the capital adjustment. Likewise, Argentine Central Bank regulations establish that, for the purposes of determining distributable balances, the minimum presumed income tax assets carried by the Bank shall be deducted from retained earnings, except when establishing the legal reserve. In accordance with such rules, the meeting of the Bank’s shareholders held on April 27, 2006, resolved that the Ps.191.0 million net income recorded by the Bank in 2005 be distributed as follows: Ps.90.5 million to the legal reserve (thus restoring the required level) and Ps.100.5 million to a discretionary reserve.
          In light of the restrictions on Banco Galicia’s ability to make distributions, our current policy is to retain earnings and cash flows to pay for our operating expenses and to support the growth of our business.
Dividends
          We have not paid any dividends since March 2001, due to the fact that Banco Galicia did not post any income that could be distributed as a result of the crisis and the abovementioned restrictions.
          The last cash dividend we received from Banco Galicia was in October 2001 for Ps.116.4 million, but those funds were deposited at Galicia Uruguay. The deposits we maintained at Galicia Uruguay that may have otherwise been available for distribution or to pay our operating expenses, were restructured and most of such deposits were converted into subordinated negotiable obligations for US$43 million. On July 13, 2005, we resolved to forgive said subordinated negotiable obligations issued by Galicia Uruguay, in order to strengthen its financial condition.
          Our earning per share and per ADS was Ps.0.086 and Ps.0.860, respectively, for the year ending December 31, 2005. Each ADS represents 10 common shares.
Significant Changes
          No significant changes have occurred since the date of the annual financial statements included in this annual report except for the following:
–	During the first four months of 2006, the Bank made payments on the financial assistance from the Argentine Central Bank for Ps.2,678.2 million, reducing this debt to Ps.2,768.8 million as of April 30, 2006, from Ps.5,314.9 million as of December 31, 2005. The payment amounts include mainly payments made in advance on such liability (Ps.2,550.4 million, which were made using the proceeds from the sale of public-sector assets granted as collateral for this liability, which proceeds continued to serve as collateral until applied), as well as the installments paid in accordance with the amortization schedule, until April 30, 2006. Given that the sales modified the cash flow of the assets granted as collateral and that the payments made modified the amounts due, the repayment schedule of this liability was also modified, the number of monthly installments becoming 65, from March 2004.

–	After the end of fiscal year 2005, the Bank sold Bogar and Secured Loans, as a result of which our exposure to the Argentine public sector decreased as compared to the fiscal year’s end. A Ps.15.0 million loss was associated to these sales due to differences between the selling price and the respective book value of the assets sold and, also, to the time lag existing between the sale transactions and the application of their proceeds to the repayment of the liability. As of April 30, 2006 the balance of Secured Loans and Bogar in our books amounted to Ps.4,199.9 million and Ps.2,756.2 million, respectively.

Item 9. The Offer and Listing
Shares and ADSs
          Our class B shares are listed on the BASE and the Córdoba Stock Exchange under the symbol “GGAL.” Our ADSs, each representing ten class B shares, are listed on the Nasdaq Capital Market, under the symbol “GGAL.” Our ADSs have been listed on the Nasdaq Capital Market since August 2002. Previously, our ADSs were listed on the Nasdaq National Market since July 24, 2000.
          On May 13, 2004, we issued 149.0 million preferred shares in connection with the restructuring of the foreign debt of the Bank’s Head Office and its Cayman Branch. Under the terms and conditions of the restructuring, our preferred shares were automatically converted into class B shares on May 13, 2005. Our preferred shares have been listed on the BASE and the Córdoba Stock Exchange under the symbol “GGAL6” between May 13, 2004 and May 12, 2005.
          The following tables present for the periods indicated the high and low closing prices and the average trading volume of our class B shares and preferred shares on the BASE as reported by the BASE and the high and low closing prices and the average trading volume of our ADSs on Nasdaq as reported by the Nasdaq National Market and the Nasdaq Capital Market. There has been low trading volume of our class B shares on the Córdoba Stock Exchange. The following prices have not been adjusted for any stock dividends and/or stock splits.
Grupo Galicia — Class B Shares - Buenos Aires Stock Exchange (in Pesos)

					Average Daily Volume
	High		Low		(in thousands of Class B shares)
Calendar Year
2000 (from July 24, 2000)	Ps.	1.78	Ps.	1.15	940.6
2001(1)		2.19		0.40	2,908.7
2002		0.74		0.12	3,358.0
2003		2.02		0.69	4,175.3
2004(2)		2.61		1.42	5,571.5
2005		2.81		2.06	4,784.6

Two Most Recent Fiscal Years
2004
First Quarter		2.61		1.96	5,199.9
Second Quarter (2)		2.39		1.42	5,887.6
Third Quarter		1.96		1.42	4,667.6
Fourth Quarter		2.57		1.94	6,534.0
2005
First Quarter		2.81		2.13	6,232.6
Second Quarter (2)		2.60		2.06	5,238.9
Third Quarter		2.53		2.19	4,050.2
Fourth Quarter		2.51		2.06	3,592.8
2006
First Quarter		2.40		2.11	2,471.0
Second Quarter (through May 31, 2006)		2.32		1.81	2,336.9

Most Recent Six Months
November 2005		2.48		2.16	3,243.6
December 2005		2.19		2.06	3,556.5
January 2006		2.24		2.11	2,629.3
February 2006		2.27		2.18	2,398.0
March 2006		2.40		2.24	2,379.2
April 2006		2.32		2.15	1,952.7
May 2006		2.27		1.81	2,666.3

(1)	On March 23, 2001, our class B shares began trading ex-dividend. The value of each class B share was reduced by the amount of the stock dividend of Ps.0.0296 per class B share.

(2)	On April 28, 2004, our class B shares began trading ex-coupon, which coupon related to the right to subscribe for the preferred shares as part of the preemptive rights offering. The value of each class B share was reduced by the value of the coupon of Ps.0.101 per class B share.
          As of June 22, 2006, the closing price of our class B shares was Ps.1.82.

Grupo Galicia – Preferred Shares – Buenos Aires Stock Exchange (in Pesos)

					Average Daily Volume
	High		Low		(in thousands of preferred shares)
Calendar Year
2004 (from May 13, 2004)	Ps.	2.48	Ps.	1.29	490.0
2005 (through May 11, 2005)		2.72		2.03	183.4

Most Recent Fiscal Year
2004
Second Quarter (from May 13, 2004)		1.59		1.29	345.6
Third Quarter		1.87		1.33	681.4
Fourth Quarter		2.48		1.88	376.1
2005
First Quarter		2.72		2.10	230.9
Second Quarter (through May 11, 2005)		2.34		2.03	81.8

Most Recent Six Months
November 2004		2.40		1.89	333.4
December 2004		2.48		1.99	275.2
January 2005		2.44		2.26	146.0
February 2005		2.69		2.37	184.3
March 2005		2.72		2.10	360.3
April 2005		2.25		2.03	100.4
May 2005 (through May 11, 2005)		2.34		2.15	32.9
Grupo Galicia – ADSs — Nasdaq National Market / Nasdaq Capital Market (in US$)

					Average Daily Volume
	High		Low		(in thousands of ADRs)
Calendar Year
2000 (from July 24, 2000)	US$	17.69	US$	11.88	192.7
2001 (1)		22.00		3.13	672.9
2002		3.45		0.22	242.8
2003		6.73		2.05	238.1
2004		8.85		4.65	324.2
2005		9.62		6.87	347.3

Two Most Recent Fiscal Years
2004
First Quarter		8.85		6.81	294.6
Second Quarter		8.51		4.83	303.6
Third Quarter		6.59		4.65	273.6
Fourth Quarter		8.78		6.52	423.5
2005
First Quarter		9.62		7.28	518.5
Second Quarter		9.05		6.99	281.4
Third Quarter		8.90		7.70	262.8
Fourth Quarter		8.72		6.87	334.4
2006
First Quarter		7.84		6.91	237.4
Second Quarter (through May 31, 2006)		7.70		6.00	212.8

Most Recent Six Months
November 2005		8.24		7.16	357.6
December 2005		7.31		6.87	267.2
January 2006		7.27		6.91	294.9
February 2006		7.48		7.09	197.1
March 2006		7.84		7.37	220.8
April 2006		7.70		7.28	133.2
May 2006		7.63		6.00	281.5

(1)	On March 27, 2001, our ADSs began trading ex-dividend. The value of each ADS was reduced by the amount of the stock dividend of US$0.2835 per ADS.
          As of June 22, 2006, the closing price of our ADS was US$5.86.
          The following tables present for the periods indicated the high and low closing prices and the average trading volume of the Bank’s class B shares on the BASE as reported by the BASE and the high and low closing prices and the average trading volume of the Bank’s ADSs on the Nasdaq National Market as reported by the Nasdaq National Market. Banco Galicia’s ADSs (trading symbol BGALY) were delisted from the Nasdaq National

Market on July 31, 2000. Banco Galicia class B shares continue to be listed on the BASE with very low trading volume.
Banco Galicia – Class B Shares — Buenos Aires Stock Exchange (in Pesos)

					Average Daily Trading Volume
	High		Low		(in thousand Class B shares)
Calendar Year
2001		3.16		1.39	14.27
2002		1.63		0.45	0.96
2003		3.85		1.58	1.06
2004		5.10		3.30	1.22
2005		4.30		3.60	1.96

Two Most Recent Fiscal Years

2004
First Quarter	Ps.	5.10	Ps.	3.70	1.12
Second Quarter		5.00		3.85	0.53
Third Quarter		4.30		3.30	1.76
Fourth Quarter		4.00		3.57	1.45
2005
First Quarter		4.30		3.65	1.34
Second Quarter		3.90		3.60	2.08
Third Quarter		4.20		3.64	2.05
Fourth Quarter		4.25		3.85	2.38

2006
First Quarter		4.25		3.65	1.06
Second Quarter (through May 31, 2006)		3.65		3.38	1.06

Most Recent Six Months
November 2005		4.15		4.05	1.28
December 2005		4.20		4.00	0.59
January 2006		4.25		4.20	0.52
February 2006		4.17		3.98	1.07
March 2006		4.03		3.65	1.59
April 2006		3.65		3.48	1.11
May 2006		3.45		3.38	1.01
          As of June 22, 2006, the closing price of the Bank’s class B shares was Ps.3.30.
Banco Galicia — ADSs — Nasdaq National Market (in US$)

					Average Daily Trading Volume
Calendar Year	High		Low		(in thousands of Class B Shares) (1)
2000	US$	22.44	US$	12.75	1,889.97

(1)	One ADS equaled four class B shares.
Argentine Securities Market
          The principal and oldest exchange for the Argentine securities market is the BASE. The BASE started operating in 1854 and handles approximately 95% of all equity trading in Argentina. Securities listed on the BASE include corporate equities and bonds and government securities. Bonds listed on the BASE may also be listed on the MAE. As a result of an agreement between the Buenos Aires Stock Market and the MAE, equity securities are traded exclusively on the BASE and debt securities (both public and private) are traded on both the MAE and the BASE.
          The Buenos Aires Stock Market (the “MERVAL”) which is affiliated with the BASE, was founded in 1929 and is the largest stock market in Argentina. The MERVAL is a corporation whose 133 shareholder members are the only individuals and entities authorized to trade, either as principal or as agent, in the securities listed on the BASE. Trading on the BASE is both conducted through Sistema Integrado de Negociación Asistida por Computación (the

“SINAC”) and by continuous open outcry, or the traditional auction system, from 11:00 a.m. to 5:00 p.m. each business day of the year. SINAC is a computer trading system that permits trading in debt and equity securities and is accessed by brokers directly from workstations located at their offices. Currently, all transactions relating to listed negotiable obligations and listed government securities can be effected on SINAC. In addition, a substantial over-the-counter market exists for private trading in listed debt securities and, prior to the agreement, equity securities. Such trades are reported on the MAE, an electronic OTC reporting system.
          Although companies may list all of their capital stock on the BASE, in most cases the controlling shareholders retain the majority of a company’s capital stock. This results in only a relatively small percentage of most companies’ stock being available for active trading by the public on the BASE. Even though individuals have historically constituted the largest group of investors in Argentina’s equity markets, in recent years, banks and insurance companies have shown an interest in these markets. Argentine pension funds also represent an increasing percentage of BASE trading activity. As of March 31, 2006, such pension funds’ participation represented approximately 4.8% of market capitalization. Argentine mutual funds (fondos comunes de inversión), by contrast, continue to have very low participation in the market. Although 104 companies had equity securities listed on the BASE as of March 31, 2006, the 10 most-traded companies on the exchange accounted for approximately 88% of total trading value during 2005. Our shares were the second most-traded shares on the BASE in 2005, with a 17% share of trading volume. The Córdoba Stock Exchange is another important stock market in Argentina. Securities listed on the Córdoba Stock Exchange include both corporate equities and bonds and government securities. Through an agreement with the BASE, all of the securities listed on the BASE are authorized to be listed and subsequently traded on the Córdoba Stock Exchange. Thus, many transactions that originate on the Córdoba Stock Exchange relate to companies listed on the BASE and such trades are subsequently settled in Buenos Aires.
Market Regulations
          The CNV oversees the regulation of the Argentine securities markets and is responsible for authorizing public offerings of securities and supervising brokers, public companies and mutual funds. Argentine pension funds and insurance companies are regulated by separate Argentine Government agencies, while financial institutions are regulated mainly by the Argentine Central Bank. The Argentine securities markets are governed generally by Law No. 17,811, as amended, which created the CNV and regulates stock exchanges, market operations and public offering of securities.
          In compliance with the provisions of Law No. 20,643 and the Decrees No. 659/74 and No. 2220/80, most debt and equity securities traded on the exchanges and the MAE must, unless otherwise instructed by the shareholders, be deposited by the shareholders in Caja de Valores, which is a corporation owned by the BASE, the MERVAL and certain provincial exchanges. Caja de Valores is the central securities depository of Argentina, which provides central depository facilities for securities and acts as a transfer and paying agent in connection therewith. It also handles settlement of securities transactions carried out by the BASE and operates the computerized exchange information system.
          There is a relatively low level of regulation of the market for Argentine securities and investors’ activities in that market, and enforcement of existing regulatory provisions has been limited. Furthermore, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the CNV has taken steps to strengthen disclosure and regulatory standards for the Argentine securities market, including the issuance of regulations prohibiting insider trading and requiring insiders to report on their ownership of securities, with associated penalties for non-compliance.
          In order to improve Argentine securities market regulation, Decree No. 677/01, “Capital Transparency and Best Practices,” was promulgated and took effect on June 1, 2001. This decree has come to be regarded as the financial consumer’s “bill of rights.” Its objective is to provide transparency and protection to participants in the capital markets. The decree applies to individuals and entities that participate in the public offering of securities and to stock exchanges as well. Among its key provisions, the decree broadens the definition of “security;” governs the treatment of negotiable securities; obligates publicly listed companies to form audit committees composed of three or more members of the board of the directors, the majority of whom must be independent under CNV regulations; authorizes market-stabilization transactions under certain circumstances; governs insider trading, market manipulation and securities fraud; and regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies.
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
          Securities can be freely traded in Argentine markets but certain restrictions exist to access by residents and non-residents to the local foreign exchange market and to transfers of foreign exchange abroad. See Item 10. “Additional Information—Exchange Controls” and Item 4. “Information on the Company—Main regulatory Changes since 2002—Foreign Exchange Market.”
Item 10. Additional Information
Description of Our Bylaws
General
          Set forth below is a brief description of certain provisions of our bylaws and Argentine law and regulations with regard to our capital stock. Your rights as a holder of our capital stock are subject to Argentine corporate law, which may differ from the corporate laws of other jurisdictions. This description is not purported to be complete and is qualified in its entirety by reference to our bylaws, Argentine law and the rules of the BASE, the Córdoba Stock Exchange as well as the CNV. A copy of our bylaws has been filed with and can be examined at the CNV in Buenos Aires and the SEC in Washington, D.C.
          We were incorporated on September 14, 1999, as a stock corporation (a “sociedad anónima”) under the laws of Argentina and registered on September 30, 1999, with the Inspección General de Justicia (the “Argentine Superintendency of Companies”) under corporate registration number 14,519 of Book 7, Volume of Stock Corporations. Our domicile is in Buenos Aires, Argentina. Under our bylaws, our duration is until June 30, 2100. This duration may be extended by resolution taken at a general extraordinary shareholders’ meeting.
          During the shareholders’ meeting held on April 23, 2003, we decided not to adhere to the “Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering” regime in compliance with Decree No. 677/01, which requires a company to announce whether it has adopted this regime.
Outstanding Capital Stock
          Our total subscribed and paid-in share capital as of December 31, 2005, amounted to Ps.1,241,407,017, composed of class A ordinary shares (the “class A shares”), and class B ordinary shares (the “class B shares”), each with a par value of Ps.1.00. The following table presents the number of our shares outstanding as of December 31, 2005, and the voting interest that the shares represent.

	As of December 31, 2005
Shares	Number of Shares	% of Capital Stock	% of Voting Rights
Class A shares	281,221,650	22.7%	59.4%
Class B shares	960,185,367	77.3	40.6

Total	1,241,407,017	100.0%	100.0%

Registration and Transfer
          The class B shares are book-entry common shares held through Caja de Valores. Caja de Valores maintains a stock registry for us and only those persons listed in such registry will be recognized as our shareholders. Caja de Valores periodically delivers to us a list of the shareholders as at a certain date.

          The class B shares are transferable on the books of Caja de Valores. Caja de Valores records all transfers in our registry. Within 10 days of any such transfer, Caja de Valores is required to confirm the registration of transfer with the transferor.
Voting Rights
          At shareholders’ meetings, each class A share is entitled to five votes and each class B share is entitled to one vote. However, class A shares are entitled to only 1 vote in certain matters, such as:
•	a merger or spin-off in which we are not the surviving corporation, unless the acquirer’s shares are authorized to be publicly offered or listed on any stock exchange;

•	a transformation in our legal corporate form;

•	a fundamental change in our corporate purpose;

•	a change of our domicile to outside Argentina;

•	a voluntary termination of our public offering or listing authorization;

•	our continuation following a delisting or a mandatory cancellation of our public offering or listing authorization;

•	a total or partial recapitalization of our statutory capital following a loss; or

•	the appointment of syndics.
          All distinctions between our class A shares and our class B shares will be eliminated upon the occurrence of any of the following change of control events:
•	EBA Holding sells 100% of its class A shares;

•	EBA Holding sells a portion of our class A shares to a third person who, when aggregating all our class A shares with our class B shares owned by such person, if any, obtains 50% plus one vote of our total votes; or

•	the current shareholders of EBA Holding sell shares of EBA Holding that will allow the buyer to exercise more than 50% of the voting power of EBA Holding at any general shareholders’ meeting of EBA Holding shareholders, except for transfers to other current shareholders of EBA Holding or to their heirs or their legal successors or to entities owned by any of them.
Limited Liability of Shareholders
          Shareholders are not liable for our obligations. Shareholders’ liability is limited to the payment of the shares for which they subscribe. However, shareholders who have a conflict of interest with us and do not abstain from voting may be held liable for damages to us. Also, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or our bylaws may be held liable for damages to us or to third parties, including other shareholders, resulting from such resolutions.
Directors
          Our bylaws provide that the board of directors shall be composed by at least three and at most nine members, as decided at a general ordinary shareholders’ meeting. To be appointed to our board of directors, such person must have been presented as a candidate by shareholders who represent at least 10% of our voting rights, at least three business days before the date the general ordinary shareholders’ meeting is to be held.
          At each annual shareholders’ meeting, the term of one third of the members of our board of directors (no fewer than three directors) expires and their successors are elected to serve for a term of three years. The shareholders’ meeting shall have the power to fix a shorter period (one or two years) for the terms of office of one, several or all of the directors. This system of electing directors is intended to help maintain the continuity of the board. Alternate directors replace directors until the following general ordinary shareholders’ meeting is held.

Directors may also be replaced by alternate directors if a director will be absent from a board meeting. The board of directors is required to meet at least once every month and anytime any one of the directors or syndics requests.
          Our bylaws state that the board of directors may decide to appoint an executive committee and/or a delegate director.
Appointment of Directors and Syndics by Cumulative Voting
          The Argentine Corporations’ Law provides for the use of cumulative voting to enable minority shareholders to appoint members of the board of directors and syndics. Upon the completion of certain requirements, shareholders are entitled to appoint up to one third of the vacancies to be filled on the board of directors by cumulative voting. Each shareholder voting cumulatively has the number of votes resulting from multiplying the number of votes to which such shareholder would normally be entitled by the number of vacancies to be filled. Such shareholder may apportion his votes or cast all such votes for one or a number of candidates not exceeding one third of the vacancies to be filled.
Compensation of Directors
          The Argentine Corporations’ Law and the CNV establish rules regarding the compensation of directors. The maximum amount of aggregate compensation that the members of the board of directors may receive, including salaries and other compensation for the performance of permanent technical and administrative services, may not exceed 25.0% of profits of each fiscal year. This maximum amount shall be limited to 5.0% when no dividends are distributed to the shareholders and shall be increased proportionately to the dividend distribution until the 25.0% limit is reached when all profits are distributed.
          The Argentine Corporations’ Law provides that aggregate director compensation may exceed the maximum percentage of computable profit in any one year when the Company’s profits are non-existent or too small as to allow payment of a reasonable compensation to Board members which have been engaged in technical or administrative services to the Company, provided that such proposal is described in the notice of the agenda for the ordinary shareholders’ meeting and is approved by a majority of shareholders present at such shareholders’ meeting.
          In addition to the above, our bylaws establish that best practices and national and international market standards regarding directors with similar duties and responsibilities shall be considered when determining the compensation of Board members.
Syndics
          Our bylaws, in accordance with Argentine law, provide for the maintenance of a supervisory committee whose members are three permanent syndics and three alternate syndics. Syndics are elected for a one-year term and may be reelected. Alternate syndics replace permanent syndics in case of absence. For the appointment of syndics, each of our class A shares and class B shares has only one vote. Fees for syndics are established by the shareholders at the annual ordinary shareholders’ meeting. Their function is to oversee the management of the company, to control the legality of the actions of the board of directors, to attend all board of directors’ meetings, to attend all shareholders’ meetings, to prepare reports for the shareholders on the financial statements with their opinion, and to provide information regarding the company to shareholders that represent at least 2% of the capital stock. Syndics’ liabilities are joint and several and unlimited for the non-fulfillment of their duties. They are also jointly and severally liable, together with the members of the board of directors, if the proper fulfillment of their duties as syndics would have avoided the damage or the losses caused by the members of the board of directors.
Shareholders’ Meetings
          Shareholders’ meetings may be ordinary meetings or extraordinary meetings. An annual ordinary shareholders’ meeting is required to be held in each fiscal year to consider the matters outlined in Article 234 of the Argentine Corporations’ Law, including, among others:

•	approval of the financial statements and general performance of the management for the preceding fiscal year;

•	appointment and remuneration of directors and members of the supervisory committee;

•	allocation of profits; and

•	any other matter the board of directors decides to submit to the shareholders’ meeting concerning the company’s business administration. Matters which may be discussed at these or other ordinary meetings include resolutions regarding the responsibility of directors and members of the supervisory committee, as well as capital increases and the issuance of negotiable obligations.
          Extraordinary shareholders’ meetings may be called at any time to discuss matters beyond the competence of the ordinary meeting, including but not limited to amendments to the bylaws, matters related to the liquidation of a company, limitation of the shareholders’ preemptive rights to subscribe new shares, issuance of bonds and debentures, transformation of the corporate form, the merger into another company and spin-offs, early winding-up, change of the company’s domicile to outside Argentina, total or partial repayment of capital for losses, and a substantial change in the corporate purpose set forth in the bylaws.
          Shareholders’ meetings may be convened by the board of directors or by the syndics. A shareholder or group of shareholders holding at least 5.0% in the aggregate of our capital stock may request the board of directors or the syndics to convene a general shareholders’ meeting to discuss the matters indicated by the shareholder.
          Once a meeting has been convened with an agenda, the agenda limits the matters to be passed-on at such meeting and no other matters may be passed-on.
          Additionally, the bylaws provide that any shareholder holding at least 5% in aggregate of our capital stock may present, in writing, to the board of directors, before February 28 of each year, proposals of items to be included in the agenda at the annual general ordinary shareholders’ meeting. The board of directors is not obligated to include such items in the agenda.
          Class B shares represented by ADSs will be voted or caused to be voted by the Depositary in accordance with instructions of the holders of such ADSs. In the event instructions are not received from the holder, the Depositary shall give a discretionary proxy for the shares represented by such ADSs to a person designated by us.
          Notice of each shareholders’ meeting must be published in the Official Gazette, and in a widely circulated newspaper in the country’s territory, at least twenty days prior to the meeting but not more than forty-five days prior to the date on which the meeting is to be held. The board of directors will determine the appropriate publication of notices outside Argentina in accordance with the requirements of the jurisdictions and exchanges on which our shares are traded. In order to attend a meeting and to be listed on the meeting registry, shareholders must submit evidence of their book-entry share account held at Caja de Valores at least three business days prior to the scheduled meeting date without counting the meeting day.
          The quorum for ordinary meetings consists of a majority of stock entitled to vote, and resolutions may be adopted by the affirmative vote of 50% plus one vote (an “absolute majority”) of the votes present whether in person or participating via electronic means of communication. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, shall constitute a quorum. Resolutions are to be adopted by an absolute majority of the votes present. The second meeting may be convened to be held one hour later on the same day as the first meeting had been called for, provided that it is an ordinary shareholders’ meeting, or within thirty days of the date for which the first ordinary meeting was called.
          The quorum for extraordinary shareholders’ meetings consists of 60% of stock entitled to vote, and resolutions may be adopted by an absolute majority of the votes present. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, shall constitute a quorum. Resolutions are to be adopted by an absolute majority of the votes present. The second meeting has to be convened to be held within thirty days of the date for which the first extraordinary meeting was called, and the notice must be published for three days, at least eight days before the date of the second meeting. Some special matters require a favorable vote of the majority of all the stock holding voting rights, the class A shares being granted the right to only one vote each. The special matters are described in “—Voting Rights” above.
Dividends
          Dividends may be lawfully paid and declared only out of our retained earnings representing the profit realized on our operations and investments reflected in our annual financial statements, as approved at our annual general shareholders’ meeting. No profits may be distributed until prior losses are covered. Dividends paid on our class A shares and class B shares will equal one another on a per-share basis.
          As required by the Argentine Corporations’ Law, 5% of our net income is allocated to a legal reserve until the reserve equals 20% of our outstanding capital. Dividends may not be paid if the legal reserve has been impaired. The legal reserve is not available for distribution to shareholders.
          Our board of directors submits our financial statements for the previous fiscal year, together with reports prepared by our supervisory committee, to our shareholders for approval at the general ordinary shareholders’ meeting. The shareholders, upon approving the financial statements, determine the allocation of our net income.
          Our board of directors is allowed by law and by our bylaws to decide to pay anticipated dividends on the basis of a balance sheet especially prepared for purposes of paying such dividends.
          Under CNV regulations and our bylaws, cash dividends must be paid to shareholders within 30 days of the shareholders’ meeting approving the dividend. Payment of dividends in shares requires authorization from the CNV, the BASE and the Córdoba Stock Exchange, whose authorizations must be requested within 10 business days after the shareholders’ meeting approving the dividend. We must make distribution of the shares available to shareholders not later than three months after receiving authorization to do so from the CNV.
          Shareholders may no longer claim the payment of dividends from us after three years have elapsed from the date on which the relevant dividends were made available to such shareholders.
Capital Increases and Reductions
          We may increase our capital upon resolution of the general ordinary shareholders’ meeting. All capital increases must be reported to the CNV, published in the Official Gazette and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. Voluntary reduction of capital must be approved by an extraordinary shareholders’ meeting after the corresponding authorization by the BASE, the Córdoba Stock Exchange and the CNV and may take place only after notice of such reduction has been published and creditors have been given an opportunity to obtain payment or guarantees for their claims or attachment. Reduction of capital is mandatory when losses have exceeded reserves and more than 50% of the share capital of the company.
Preemptive Rights
          Under Argentine law, it is mandatory that a shareholder of ordinary shares of any given class have a preemptive right, proportional to the number of shares he or she owns, to subscribe for shares of capital stock of the same class or of any other class if the new subscription offer does not include all classes of shares. Shareholders may only decide to suspend or limit preemptive rights by supermajority at an extraordinary shareholders’ meeting and only in exceptional cases. Shareholders may waive their preemptive rights only on a case-by-case basis.
          In the event of an increase in our capital, holders of class A shares and class B shares have a preemptive right to subscribe for any issue of class B shares in an amount sufficient to maintain the proportion of capital then held by them. Holders of class A shares are entitled to subscribe for class B shares because no further class A shares carrying five votes each are allowed to be issued in the future. Under Argentine law, companies are prohibited from issuing stock with multiple voting rights after they have been authorized to make a public offering of securities.

          Preemptive rights are exercisable following the last publication of the notification to shareholders of the opportunity to exercise preemptive rights in the Official Gazette and an Argentine newspaper of wide circulation for a period of 30 days, provided that such period may be reduced to no less than 10 days if so approved by an extraordinary shareholders’ meeting.
          Shareholders who have exercised their preemptive rights and indicated their intention to exercise additional preemptive rights are entitled to additional preemptive rights (“accretion rights”), on a pro rata basis, with respect to any unsubscribed shares, in accordance with the terms of the Argentine Corporations’ Law. Class B shares not subscribed for by shareholders through exercise of their preemptive or accretion rights may be offered to third parties.
          Holders of ADSs may be restricted in their ability to exercise preemptive rights if a registration statement relating to such rights has not been filed or is not effective or if an exemption from registration is not available.
Appraisal Rights
          Whenever our shareholders approve:
•	a merger or spin-off in which we are not the surviving corporation, unless the acquirer’s shares are authorized to be publicly offered or listed on any stock exchange,

•	a transformation in our legal corporate form,

•	a fundamental change in our corporate purpose,

•	a change of our domicile to outside Argentina,

•	a voluntary termination of our public offering or listing authorization,

•	our continuation following a delisting or a mandatory cancellation of our public offering or listing authorization, or

•	a total or partial recapitalization of our statutory capital following a loss, any shareholder that voted against such action or did not attend the relevant meeting may exercise the right to have its shares canceled in exchange for the book value of its shares, determined on the basis of our latest balance sheet prepared in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within the periods set forth below.
          There is, however, doubt as to whether holders of ADSs, will be able to exercise appraisal rights with respect to class B shares represented by ADSs.
          Appraisal rights must be exercised within five days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolutions, or within 15 days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that he was a shareholder on the date of such meeting. In the case of merger or spin-off involving an entity authorized to make a public offering of its shares, appraisal rights may not be exercised if the shares to be received as a result of such transaction are listed on any stock exchange. Appraisal rights are extinguished if the resolution giving rise to such rights is overturned at another shareholders’ meeting held within 75 days of the meeting at which the resolution was adopted.
          Payment of the appraisal rights must be made within one year from the date of the shareholders’ meeting at which the resolution was adopted, except if the resolution was to delist our capital stock, in which case the payment period is reduced to 60 days from the date of the related resolution.
Preferred Stock
          According to the Argentine Corporations’ Law and our bylaws, an ordinary shareholders’ meeting may approve the issuance of preferred stock. Such preferred stock may have a fixed dividend, cumulative or not cumulative, with or without additional participation in our profits, as decided by shareholders at a shareholders’ meeting when drawing the conditions of the issuance. They may also have other preferences, such as a preference in the event of our liquidation.
          The holders of preferred stock shall not be entitled to voting rights. Notwithstanding the foregoing, in the event that no dividends are paid to such holders for their preferred stock, and for as long as such dividends are not paid, the holders of preferred stock shall be entitled to voting rights. Holders of preferred stock are also entitled to vote on certain special matters, such as the transformation of the corporate form, the merger into another company and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), early winding-up, a change of our domicile to outside Argentina, total or partial repayment of capital for losses and a substantial change in the corporate purpose set forth in our bylaws or in the event our preferred stock is traded on stock exchanges and such trading is suspended or terminated.
Conflicts of Interest
          As a protection to minority shareholders, under the Argentine Corporations’ Law, a shareholder is required to abstain from voting on any resolution in which its direct or indirect interests conflict with that of or are different than ours. In the event such shareholder votes on such resolution, and such resolution would not have been approved without such shareholder’s vote, the resolution may be declared void by a court and such shareholder may be liable for damages to the company as well as to any third party, including other shareholders.
Redemption or Repurchase
          According to Decree No. 677/01, a “sociedad anónima” may acquire the shares issued by it, provided that the public offering and listing thereof has been authorized, subject to the following terms and conditions and those set forth by the CNV. The CNV has not yet issued its regulations. The above mentioned conditions are: (a) the shares to be acquired shall be fully paid up; (b) there shall be a resolution signed by the board of directors to such effect; (c) the acquisition shall be made out of net profits or free or voluntary reserves; and (d) the total amount of shares acquired by the company, including previously acquired shares, shall not exceed 10% of the capital stock or such lower percentage determined by the CNV. The shares acquired by the company in excess of such limit shall be disposed of within the term of 90 days after the date of the acquisition originating such excess.
          The shares acquired by the company shall be disposed of by the company within the maximum term of three years counted as from the date of acquisition thereof. Upon disposing of the shares, the company shall make a preemptive offer thereof. Such an offer will not be obligatory if the shares are used in connection with a compensation plan or program for the company’s employees or if the shares are distributed among all shareholders pro rata their shareholdings. If shareholders do not exercise, in whole or in part, their preemptive rights, the sale shall be made at a stock exchange.
Liquidation
          Upon our liquidation, one or more liquidators may be appointed to wind up our affairs. If no such appointment is made, our board of directors will act as liquidator. All outstanding common shares will be entitled to participate equally in any distribution upon liquidation. In the event of a liquidation, in Argentina as well as in any other country, our assets shall first be applied to satisfy our debts and liabilities.
Other Provisions
          Our bylaws are governed by Argentine law and the ownership of any kind of our shares represents acceptance of our bylaws and submission to the exclusive jurisdiction of the ordinary commercial courts of Buenos Aires for any claim or dispute related to us, our shareholders, directors and members of the supervisory committee.

Exchange Controls
          On December 3, 2001, the Argentine Government introduced controls over the foreign exchange market and on transfers of foreign currency abroad. Since late 2002 and during 2003 and 2004, controls over the foreign exchange market and capital movements were lifted to a large extent, as compared with the situation in 2002, but in 2005 new regulation was issued imposing certain additional limitations. As of the date of this annual report, certain restrictions remain. For a description of the exchange controls that would affect us or the holders of our securities, see Item 4. “Information on the Company—Main Regulatory Changes since 2002—Foreign Exchange Market.”
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
          There is an exception under which a 35% tax (“equalization tax”) will be imposed on certain dividends approved by the registrant’s shareholders. The equalization tax will be applied only to the extent that distributions of dividends exceed the taxable income of the company increased by non-taxable dividends received by the distributing company in prior years and reduced by Argentine income tax paid by the distributing company.
          In this situation the equalization tax will be imposed as a withholding tax on the shareholder receiving the dividend. Dividends distributions made in property (other than cash) will be subject to the same tax rules as cash dividends. Stock dividends are not subject to Argentine taxation.
          Taxation of Capital Gains
          Pursuant to Decree No. 2,284/91 (the “Deregulation Decree”), capital gains derived by non-resident individuals or foreign companies from the sale, exchange or other disposition of ADSs or class B shares are not currently subject to income tax.
          Beginning on January 1, 2001, capital gains from the sale, exchange or other dispositions of shares not listed in a stock exchange will be subject to income tax when derived by individuals domiciled in Argentina.
          In addition, in the case of entities or permanent organizations incorporated or domiciled abroad that, pursuant to their bylaws, charters, documents or the applicable regulatory framework, have as their principal activity investing outside of the jurisdiction of their incorporation or domicile, or are generally restricted from doing business in their country of incorporation, it will be assumed, without any proof to the contrary being admitted, that the seller is an individual domiciled in Argentina. Such entities will be subject to income tax imposed as a withholding tax on the seller receiving the payment (for payments made beginning on April 30, 2001) at the rate of 17.50% (that is, 35% on 50% of the amount of the payment), but the foreign party may choose instead to pay a tax of 35% on the net gain realized on the sale. In such situation, the Deregulation Decree will not be applicable.
          On July 3, 2003, the Argentine Government Chief Counsel (Procurador del Tesoro) issued an opinion that the provisions of the income tax law that taxed capital gains arising from shares without quotation obtained by resident individuals or “offshore companies,” as defined by the Argentine Income Tax Law, are no longer in force because they have been implicitly abrogated. The validity of this opinion is difficult to assess. Opinions of the Argentine Government Chief Counsel are binding upon all Argentine Government attorneys, including attorneys of the Argentine Tax Administration.

          Transfer Taxes
          No Argentine transfer taxes are applicable on the sale or transfer of ADSs or class B shares.
          Tax on Minimum Notional Income
          The tax reform in force since 1999 reinstituted a tax on assets on Argentine companies that will be in effect during 10 years, unless that term is extended by future legislation. This tax is similar to the asset tax that was previously in effect in Argentina from 1990 to 1995. It applies at a general rate of 1% on a broadly defined asset base encompassing most of the taxpayer’s gross assets at the end of any fiscal year ending after December 31, 1998.
          Specifically, the Law establishes that banks, other financial institutions and insurance companies will consider a basis of imposition of 20% of the value of taxable assets.
          A company’s asset tax liability for a tax year will be reduced by its income tax payments, and asset tax payments for a tax year can be carried forward to be applied against the company’s income tax liability in any of the following ten tax years.
          Personal Assets Tax
          Individuals domiciled in Argentina will be subject to a 0.5% annual tax in respect of assets located in Argentina and abroad for assets not exceeding Ps.200,000. For assets exceeding Ps.200,000 the tax rate is 0.75%. The tax will be levied on the difference between the total value of the taxpayer’s assets at of December 31 of each year and a non-taxable threshold of Ps.102,300. Individuals domiciled abroad will pay the tax only in respect of the assets they hold in Argentina. In the case of individuals domiciled abroad, the tax will be paid by the individuals or entities domiciled in Argentina which, as of December 31st of each year, hold the joint ownership, possession, use, enjoyment, deposit, safekeeping, custody, administration or tenure of the assets located in Argentina subject to the tax belonging to the individuals domiciled abroad. In such case the annual non-taxable amount of Ps.102,300 will not be deductible. When the direct ownership of negotiable obligations, government securities and certain other investments, except shares issued by companies ruled by Law No. 19,550 (the Argentine Corporations’ Law), corresponds to companies domiciled abroad in countries that do not enforce registration systems for private securities (with the exception of insurance companies, open-end investment funds, pension funds or banks and financial entities with head offices in countries that have adopted the international banking supervision standards laid down by the Basel Committee on Banking Supervision) or that pursuant to their bylaws, charter, documents or the applicable regulatory framework, have as their principal activity investing outside of the jurisdiction of their organization or domicile, or are generally restricted from doing business in their country of incorporation, it will be assumed, without any proof to the contrary being admitted, that those assets belong ultimately to individuals and therefore the system for paying the tax for such individuals domiciled abroad is applicable to them. The annual non-taxable amount of Ps.102,300 will not be deductible and the tax will not have to be paid when it is less than Ps.256. The regulations for applying these requirements have not yet been issued. In the case of government securities or bonds, the personal assets tax will be applied at the rate of 1.5%.
          There is an exception pursuant to a recent tax reform that was published in the Official Gazette as Law No. 25,585, which went into effect on December 31, 2002. This tax reform introduced a mechanism to collect the personal assets tax on shares issued by companies ruled by Law No. 19,550, which ownership belongs to individuals domiciled in Argentina or abroad and companies or entities domiciled abroad. In the case of companies or entities domiciled abroad, it will be assumed, without any proof to the contrary being admitted, that those shares belong ultimately to individuals domiciled abroad.
          The tax will be assessed and paid by those companies ruled by Law No. 19,550 at the rate of 0.5% on the value of the shares or equity interest. The valuation of the shares, whether listed or not, must be made according to their proportional equity value. In such case the annual non-taxable amount of Ps.102,300 will not be deductible. These companies may eventually seek reimbursement from the direct owner of their shares in respect of any amounts paid to the Argentine tax authorities as personal assets tax. Grupo Galicia has sought reimbursement for the amount paid corresponding to December 31, 2002. The board of directors submitted the decision on how to proceed with respect to fiscal year 2003 to the annual shareholders’ meeting held on April 22, 2004. At that meeting, our shareholders voted to suspend all claims on our shareholders for amounts unpaid for fiscal year 2002 and to have us absorb the amounts due for fiscal year 2003 onward when not withheld from dividends.
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
United States Taxes
          The following summary of U.S. Federal income taxes describes certain U.S. Federal income tax consequences of the ownership of class B shares or ADSs, as such securities are set forth in the documents or the forms thereof, relating to such securities as in existence on the date hereof, but it does not purport to address all of the tax considerations that may be relevant to a decision to purchase, own or dispose of class B shares or ADSs. This summary assumes that the class B shares or ADSs will be held as capital assets and does not address tax consequences to all categories of investors, some of which (such as dealers or traders in securities or currencies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt entities, banks, insurance companies, persons that received class B shares or ADSs as compensation for the performance of services, persons owning (or are deemed to own for U.S. tax purposes) at least 10% or more (by voting power or value) of the shares of Grupo Galicia, investors whose functional currency is not the U.S. dollar and persons that will hold the class B shares or ADSs as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction for U.S. tax purposes) may be subject to special tax rules. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of class B shares or ADSs.
          This summary (i) is based on the tax laws of the United States as in effect and available on the date of this annual report and on United States Treasury Regulations in effect as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date and (ii) is based in part on representations of the Depository and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.
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
          For purposes of this summary, a “U.S. Holder” is a beneficial owner of class B shares or ADSs who, for U.S. Federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation or partnership organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or (iv) a trust if such trust validly elects to be treated as a United States person for United States federal income tax purposes or if (a) a United States court can exercise primary supervision over its administration and (b) one or more United States persons have the authority to control all of the substantial decisions of such trust. A “Non-U.S. Holder” is a beneficial owner of class B shares or ADSs other than a U.S. Holder.
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
          Taxation of Cash Dividends and Distribution of Stock
          Subject to the discussion below under “Passive Foreign Investment Company Considerations,” for U.S. Federal income tax purposes, distributions by the Company of cash or property (other than certain distributions, if any, of class B shares or ADSs distributed pro rata to all shareholders of the Company, including holders of ADSs) made with respect to the class B shares or ADSs before reduction for any Argentine taxes withheld therefrom, will constitute dividends to the extent of the Company’s current and accumulated earnings and profits, and will be included in the gross income of a U.S. Holder as dividend income. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders generally may be taxed on distributions on ADSs (or shares that are readily tradable on an established securities market in the United States at the time of such distribution) at the lower rates applicable to long-term capital gains for taxable years beginning on or before December 31, 2010 (i.e., gains from the sale of capital assets held for more than one year). Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss with respect to such ADSs (or shares), that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4)(B) of the Code or that receive dividends with respect to which they are obligated to make related payments, will not be eligible for the reduced rates of taxation. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Internal Revenue Code of 1986, as amended (the “Code”). Subject to the discussion below under “Passive Foreign Investment Company Considerations,” if distributions with respect to the class B shares exceed the Company’s current and accumulated earnings and profits, the excess would be treated first as a tax-free return of capital to the extent of such U.S. Holder’s adjusted tax basis in the class B shares or ADSs. Any amount in excess of the amount of the dividend and the return of capital would be treated as capital gain. The Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Dividends paid in pesos will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the pesos on the date of receipt, which, in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Any gains or losses resulting from the conversion of pesos between the time of the receipt of dividends paid in pesos and the time the pesos are converted into U.S. dollars will be treated as ordinary income or loss, as the case may be, of a U.S. Holder. Dividends received by a U.S. Holder with respect to the class B shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Argentine tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. Federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends generally will constitute foreign source “passive income” (or in the case of certain holders, “financial services income”) for U.S. foreign tax credit purposes. U.S. Holders should note that the “financial services income” category will be eliminated with respect to taxable years beginning after December 31, 2006. For such taxable years, the foreign tax credit limitation categories would be limited to “passive category income” and “general category income.”
          Subject to the discussion below under “Backup Withholding and Information Reporting Requirements,” a Non-U.S. Holder generally will not be subject to U.S. Federal income or withholding tax on dividends received on class B shares or ADSs, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

          Taxation of Capital Gains
          Subject to the discussion below under “Passive Foreign Investment Company Considerations,” U.S. Holders that hold class B shares or ADSs as capital assets will recognize capital gain or loss for U.S. Federal income tax purposes upon a sale or exchange of such class B shares or ADSs in an amount equal to the difference between such U.S. Holder’s adjusted tax basis in the class B shares or ADSs and the amount realized on their disposition. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. Federal income tax rate applicable to such gain will be lower than the maximum marginal federal income tax rate for ordinary income (other than certain dividends) if the U.S. Holder’s holding period for the class B shares or ADSs exceeds one year (i.e., long-term capital gains). Gain or loss, if any, recognized by a U.S. Holder generally will be treated as United States source income or loss for U.S. foreign tax credit purposes. Certain limitations exist on the deductibility of capital losses for U.S. Federal income tax purposes.
          The initial tax basis of the class B shares to a U.S. Holder is the U.S. dollar value of the pesos denominated purchase price determined on the date of purchase. If the class B shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the dollar value of the cost of such class B shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.
          With respect to the sale or exchange of class B shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If the class B shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.
          Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” a Non-U.S. Holder generally will not be subject to U.S. Federal income or withholding tax on gain realized on the sale or exchange of class B shares or ADSs unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.
          Passive Foreign Investment Company Considerations
          A Non-United States corporation will be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75 percent of its gross income is “passive income” or (2) at least 50 percent of the average value of its gross assets is attributable to assets that produce “passive income” or is held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions, other than certain income derived in the active conduct of a banking business.
          The application of the PFIC rules to certain banks is unclear under U.S. federal income tax law. The IRS has issued a notice and certain proposed Treasury Regulations that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank (the “Active Bank Exception”). However, the IRS notice and proposed Treasury Regulations are inconsistent in certain respects. Since final Treasury Regulations have not been issued, there can be no assurance that the Company or its subsidiaries will satisfy the Active Bank Exception for any given taxable year.
          Based on certain estimates of its gross income and gross assets, the nature of its business and relying on the Active Bank Exception, the Company believes that it will not be classified as a PFIC for the taxable year ended December 31, 2005. The Company’s status in future years will depend on its assets and activities in those years. The Company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were a PFIC, a U.S. Holder of class B shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of certain dividends at the lower rates applicable to long-term capital gains, as discussed above under “Taxation of Cash Dividends and Distribution of Stock”) with respect to any gain from the sale or exchange of, and certain distributions with respect to, the class B shares or ADSs.
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
          Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, class B shares or ADSs made within the United States, or by a U.S. payor or U.S. middleman, to a holder of class B shares or ADSs (other than an “exempt recipient,” including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons).
          A payor will be required to withhold backup withholding tax from any payments of dividends on, or proceeds from the sale or redemption of, class B shares or ADSs within the United States, or by a U.S. payor or U.S. middleman, to a holder (other than an exempt recipient such as a corporation or a payee that is not a United States person and that provides an appropriate certification) if such Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% through 2010. In the case of such payments made within the United States to a foreign simple trust, foreign grantor trust or a foreign partnership (other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a “withholding foreign trust” or a “withholding foreign partnership” within the meaning of certain Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor only may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.
          THE ABOVE SUMMARIES ARE NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF THE CLASS B SHARES OR ADSs.
Material Contracts
          In connection with the Bank’s foreign debt restructuring, we entered into a registration rights agreement and a corporate governance/financial reporting agreement (the “Grupo Galicia agreement”) as described in Item 4. “Information on the Company—History—Restructuring of Our Subsidiaries’ Debt—Banco Galicia—Restructuring of the Foreign Debt of the Bank’s Head Office in Argentina and its Cayman Branch.”
          Under the Grupo Galicia agreement, in addition to agreeing to provide financial and other information to the lenders under the Bank’s loan agreements, we agreed that so long as any amounts payable under the loan agreements remained outstanding, we would, by November 18, 2004, cause our audit committee to have at least three members, a majority of which would be “independent directors” (as such term is defined in NASDAQ Marketplace Rule 4350(d)(2)(A)), and comply with certain provisions of the U.S. Sarbanes-Oxley Act of 2002 relating to granting of personal loans to executives, implementing internal controls and a code of ethics and providing certifications from our chief executive officer and chief financial officer.
          We also agreed that we would not make any payment to our management in excess of market compensation or pay compensation to the members of our board of directors during any fiscal year, or enter into agreements or any other kind of transactions pursuant to which we would pay fees, salaries, retainers or any other kind of compensation to the members of our Board of Directors during any fiscal year, if the aggregate amount of such fees, salaries, retainers or other compensation during such fiscal year would exceed US$1.5 million.

          In addition, each year, we agreed to inform the lenders under the loan agreements as to whether a change of control, as defined in the Grupo Galicia agreement, has occurred. If a change of control occurs, it may trigger an event of default under the Bank’s loan agreements.
          In connection with its foreign debt restructuring, the Bank entered into various restructured loan agreements with its bank creditors and into an indenture with The Bank of New York, acting as trustee, pursuant to which the bond instruments were issued. These loan agreements and/or indenture include a number of significant covenants that, among other things, restrict the Bank’s ability to: pay dividends on stock or purchase stock (see Item 8. “Financial Information—Dividend Policy and Dividends—Dividend Policy”); make certain types of investments; use the proceeds of the sale of certain assets or the issuance of debt or equity securities; engage in certain transactions with affiliates; and engage in business activities unrelated to the Bank’s current business. In addition, certain of these agreements also require the Bank to maintain specified financial ratios and to comply with certain reporting and informational requirements.
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
Documents on Display
          We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the SEC. These materials, including this annual report and its exhibits, may be inspected and printed or copied for a fee at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the operation of the Public Reference Room by calling the SEC at (202) 942-8090. These materials are also available on the SEC’s website at http://www.sec.gov. Material submitted by us can also be inspected at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1506.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
General
          Market risks faced by us are the risks arising from the fluctuations in interest rates and in foreign exchange rates. Our market risk arises mainly from the operations of Banco Galicia in its capacity as a financial intermediary. Our subsidiaries and equity investees other than Banco Galicia are also subject to market risk. However, the amount of these risks are not significant and are not discussed below. Policies regarding these risks are applied at the level of our operating subsidiaries.
          At Banco Galicia, the process of establishing the consolidated Bank risk tolerance and practices is carried out under the direction of the Bank’s Board of Directors by the risk management committee and the financial risk policy committee (“Comité de Posición Financiera”). The Bank’s Board of Directors delegates risk policy definition and supervision to these committees and specific risk supervision and management functions to the Treasury Division (liquidity management and market risks), the Credit Division (credit risk) and the Risk Management Department (operational risk). The above mentioned committees are the most senior corporate forums for supervising and monitoring risk management practices and compliance. See Item 6. “Directors, Senior Management and Employees—Functions of the Board of Directors of Banco Galicia.”
          The Risk Management Department’s (which reports to the Planning and Management Control Division) mission is to assure that the Bank’s Board of Directors and Bank senior management are fully aware of all of the risks to which Banco Galicia is exposed. For this, it participates in the design of the necessary policies to achieve a proper global risk management, reviews on an ongoing basis the different risk exposures and monitors compliance across the Bank with the established risk standards.

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
          Liquidity management is discussed in Item 5. “Operating and Financial Review and Prospects––Item 5B. Liquidity and Capital Resources—Liquidity.”
          Credit risk management is discussed in Item 4. “Information on the Company—Selected Statistical Information—Credit Review Process” and the other sections under Item 4. “Information on the Company—Selected Statistical Information” describing the Bank’s loan portfolio and loan loss experience.
Interest Rate Risk
          Interest-rate risk is the effect on the Bank’s net interest income of the fluctuations of market interest rates. Sensitivity to interest rate arises in the Bank’s normal course of business as the repricing characteristics of its interest-earning assets do not necessarily match those of its interest-bearing deposits and other borrowings. The repricing structure of assets and liabilities is matched when an equal amount of assets and liabilities reprice for any given period. Any excess of assets or liabilities over these matched items results in a gap or mismatch.
          Banco Galicia aims to minimize the impact of interest rate changes on its net interest income.
          It should be noted that the structure of the Bank’s balance sheet after the 2001-2002 crisis was to a large extent determined by the economic policy measures implemented by the Argentine Government, in 2002 and later on, to face such crisis, and that the Bank’s capacity to manage the structure of its balance sheet is limited to a certain extent by the unavailability of hedging instruments in the local market and to a limited availability of such instruments in the international market. See Item 5. “Operating and Financial Review and Prospects—Item 5A. Operating Results—Currency Composition of our Balance Sheet.”
          The Bank monitors the repricing structure of interest-earning assets and interest-bearing liabilities, using mainly such method as gap analysis, and complements measurement with such methods as rate-shock analysis and net-present-value analysis, together with gap-duration analysis. Interest-rate gap reports are used primarily for measuring risk in the short term.
          As of December 31, 2005, the Bank’s interest-earning assets and interest-bearing liabilities, taking into account the different segments of interest-earning assets and interest-bearing liabilities, and the total mismatch in each one of the segments, was as follows:

	As of December 31, 2005 (1)
	Less than		5 - 10	Over 10	Non-
(in millions of pesos)	one Year	1 - 5 Years	Years	Years	Sensitive	Past Due	Total

Assets
Pesos — Adjustable by CER	10,609.7	—	—	—	—	—	10,609.7
Government Securities	4,036.1	—	—	—	—	—	4,036.1
Financial Trusts	906.7	—	—	—	—	—	906.7
Loans — Public Sector	5,181.0	—	—	—	—	—	5,181.0
Loans — Private Sector	470.7	—	—	—	—	—	470.7
Assets under Financial Lease	15.2	—	—	—	—	—	15.2

Pesos	3,545.8	601.7	125.8	17.5	614.6	—	4,905.4
Cash and Due from Banks	—	—	—	—	614.6	—	614.6
Government Securities	230.1	—	—	—	—	—	230.1
Corporate Debt Securities	1.5	4.1	8.8	0.6	—	—	15.0
Financial Trusts	89.7	80.9	36.0	11.9	—	—	218.5
Loans — Public Sector	64.9	—	—	—	—	—	64.9
Loans — Private Sector	2,983.5	516.7	81.0	5.0	—	—	3,586.2
Assets under Financial Lease	176.1	—	—	—	—	—	176.1
Dollars	1,939.4	2,750.9	1,277.3	—	528.1	—	6,495.7
Cash and Due from Banks	—	—	—	—	528.1	—	528.1
Overnight Placements	212.9	—	—	—	—	—	212.9

	As of December 31, 2005 (1)
	Less than		5 - 10	Over 10	Non-
(in millions of pesos)	one Year	1 - 5 Years	Years	Years	Sensitive	Past Due	Total

Government Securities (1)	1,109.2	2,486.2	1,243.1	—	—	—	4,838.5
Corporate Debt Securities	10.9	7.3	10.2	—	—	—	28.4
Loans — Private Sector	606.4	257.4	24.0	—	—	—	887.8

Total Assets	16,094.9	3,352.6	1,403.1	17.5	1,142.7	—	22,010.8

Liabilities
Pesos — Adjustable by CER	9,507.9	—	—	—	—	—	9,507.9
Time Deposits	1,038.6	—	—	—	—	—	1,038.6
Reprogrammed Deposits (2)	59.4	—	—	—	—	—	59.4
Other Liabilities	11.8	—	—	—	—	—	11.8
Loans from Domestic Financial Institutions	55.5	—	—	—	—	—	55.5
Argentine Central Bank	8,342.6	—	—	—	—	—	8,342.6
Pesos	6,877.5	116.3	—	—	—	—	6,993.8
Saving Accounts	1,665.2	—	—	—	—	—	1,665.2
Demand Deposits	1,750.8	—	—	—	—	—	1,750.8
Time Deposits	2,570.4	9.6	—	—	—	—	2,580.0
Reprogrammed Deposits (2)	0.4	—	—	—	—	—	0.4
Negotiable Obligations	104.0	40.8	—	—	—	—	144.8
Loans from Domestic Financial Institutions	80.4	65.9	—	—	—	—	146.3
Other Liabilities	706.3	—	—	—	—	—	706.3
Dollars	1,813.9	2,096.5	1,579.2	741.3	—	22.1 (3)	6,253.0
Saving Accounts	540.6	—	—	—	—	—	540.6
Demand Deposits	60.8	—	—	—	—	—	60.8
Time Deposits	497.4	169.6	42.4	—	—	—	709.4
Loans from Domestic Financial Institutions	7.7	18.0	—	—	—	—	25.7
Negotiable Obligations	352.1	1,423.4	1,110.1	703.4	—	22.1 (3)	3,611.1
International Banks and Credit Agencies	27.4	270.1	426.7	37.9	—	—	762.1
Other Liabilities	327.9	215.4	—	—	—	—	543.3

Total Liabilities	18,199.3	2,212.8	1,579.2	741.3	—	22.1 (3)	22,754.7

Asset / Liability Gap	(2,104.4)	1,139.8	(176.1)	(723.8)	1,142.7	(22.1)	(743.9)
Cumulative Gap	(2,104.4)	(964.6)	(1,140.7)	(1,864.5)	(721.8)	(743.9)

Ratio of Cumulative Gap to Cumulative Assets	(13.1)%	(5.0)%	(5.5)%	(8.9)%	(3.3)%	(3.4)%
Ratio of Cumulative Gap to Total Assets	(9.6)%	(4.4)%	(5.2)%	(8.5)%	(3.3)%	(3.4)%

Asset / Liability Gap CER	1,101.8	—	—	—	—	—	1,101.8
Asset / Liability Gap Interest Rate Pesos	(3,331.7)	485.4	125.8	17.5	614.6	—	(2,088.4)
Asset / Liability Gap Interest Rate Dollars (4)	125.5	654.4	(301.9)	(741.3)	528.1	(22.1)	242.7
Principal only. Principal includes the CER adjustment. Does not include interest.

(1)	Includes Boden 2012 to be received corresponding to the Hedge Bond.

(2)	Reprogrammed deposits with amparo claims only.

(3)	Represents debt held by creditors that did not participate in the exchange offer to restructure the foreign debt of the Bank’s Head Office in Argentina and its Cayman Branch completed in May 2004.

(4)	Adjusted to reflect forward purchases and sales of foreign exchange without delivery of the underlying asset, registered in memorandum accounts, this gap amounted to Ps.38.0 million as of December 3, 2005.
          In the table above, CER-adjusted assets and liabilities are shown as variable rate assets and liabilities, which reprice with the rate of inflation, i.e., monthly. Therefore, these assets and liabilities are shown in the first bucket, i.e., in the column under the heading “Less than One Year.” In addition, the column under the heading “Past Due” shows Ps.22.1 million of negotiable obligations held by creditors that did not participate in the restructuring of the Bank’s foreign debt completed in May 2004.
          To measure interest-rate risk, but with a longer term perspective, the Bank also uses the following methods:
          (i) net present-value / gap duration analysis: first the net present value method is used to obtain the economic value of the Bank’s assets and liabilities, by: a) valuing assets and liabilities with a market quotation, when available, at their market value; and b) calculating the net present value of financial assets and liabilities by using market interest rates, when available, to discount the cash flows of financial assets and liabilities with similar credit risk, collateral and maturity. When not available, interest rates estimated by the Bank were used.

          Second, the individual “duration” of each financial asset and liability is determined. Subsequently individual durations are weighted by the net present value of the corresponding asset or liability. The weighted net duration of the Bank’s shareholders’ equity (net portfolio) is obtained. This measurement allows the determination of the variation of the economic value of the Bank’s net portfolio for a given variation (typically 50 or 100 b.p.) in market interest rates. The lower the weighted net duration of shareholders’ equity, the lower the exposure to changes in market interest rates.
          The weighted net duration of the Bank’s shareholders’ equity is calculated considering the Bank’s CER-adjusted assets and liabilities as variable rate instruments. The interest rate on CER-adjusted assets and liabilities was considered as comprising a variable component, the CER variation which protects principal in real terms, plus a fixed component, the real fixed interest rate. Therefore the interest rate on CER-adjusted assets and liabilities is equivalent to a variable interest rate composed of a fixed spread over a variable reference interest rate, which reprices monthly.
          (ii) Rate shock analysis: this method enables the Bank to measure the impact of given interest-rate variations (typically 50 or 100 b.p.) on the Bank’s year-one net financial income. The method assumes that interest-rate movements from levels at a given rate are immediate and of the same magnitude and direction, while the structure and volume of assets and liabilities remains unchanged. In the case of CER adjusted assets and liabilities, interest-rate movements (increases or decreases) apply to the variable reference rate component.
          The following discussion about Banco Galicia’s management of interest-rate rate risk contains forward-looking statements that involve risk and uncertainties. Actual results could differ from those projected in the forward-looking statements.
          The tables below show the gap duration and rate shock analyses mentioned above for December 31, 2005, December 31, 2004 and December 31, 2003.
          The tables below measure as of December 31, 2005, the net present values of the Bank’s net portfolio for various interest-rate scenarios, as well as the absolute and percentage changes from the net present value of this portfolio corresponding to the interest-rate levels of December 31, 2005. The tables also show the Bank’s year-one net interest income generated for various interest-rate scenarios, as well as the absolute and percent changes from amounts generated by the December 31, 2005 interest rate levels. The same is presented as of December 31, 2004, and December 31, 2003.
          For December 31, 2005 and December 31, 2004, the breakdown of the Bank ´s net portfolio into trading and non-trading is presented. The trading net portfolio represents primarily short-term securities issued by the Argentine Central Bank (Lebac).
          For December 31, 2003, the breakdown of the Bank’s net portfolio into trading and non-trading portfolios is not presented, as the Bank’s trading portfolio as of that date was low.

	As of December 31, 2005
Net Portfolio	Fair Value					Net Interest Income (1)
Change in Interest Rates in Basis Points			Absolute					Absolute
(Rate Shock)	Amount		Variation		% Change	Amount		Variation		% Change
	(in millions of pesos, except percentages)
200	Ps.	907.1	Ps.	(1.2)	(0.13)%	Ps.	348.9	Ps.	82.6	31.00%
150		907.4		(0.9)	(0.10)		328.3		62.0	23.30
100		907.8		(0.5)	(0.06)		307.9		41.6	15.61
50		908.0		(0.3)	(0.03)		287.4		21.1	7.94
Static		908.3		—	—		266.3		—	—
(50)		908.6	Ps.	0.3	0.03%		245.7	Ps.	(20.6)	(7.72)%
(100)		908.9		0.6	0.07		219.2		(47.1)	(17.70)
(150)		909.2		0.9	0.10		193.7		(72.6)	(27.27)
(200)		909.6		1.3	0.14		169.9		(96.4)	(36.20)

(1)	Net interest income of the first year.

	As of December 31, 2005
Net Trading Portfolio	Fair Value					Net Interest Income (1)
Change in Interest Rates in Basis Points			Absolute					Absolute
(Rate Shock)	Amount		Variation		% Change	Amount		Variation		% Change
	(in millions of pesos, except percentages)
200	Ps.	721.8	Ps.	(3.5)	(0.48)%	Ps.	61.2	Ps.	10.6	20.95%
150		722.7		(2.6)	(0.36)		58.6		8.0	15.81
100		723.6		(1.7)	(0.23)		55.9		5.3	10.47
50		724.5		(0.8)	(0.11)		53.2		2.6	5.14
Static		725.3		—	—		50.6		—	—
(50)		726.2	Ps.	0.9	0.12%		47.9	Ps.	(2.7)	(5.34)%
(100)		727.1		1.8	0.25		45.2		(5.4)	(10.67)
(150)		728.0		2.7	0.37		42.6		(8.0)	(15.81)
(200)		728.9		3.6	0.50		39.9		(10.7)	(21.15)

(1)	Net interest income of the first year.

	As of December 31, 2005
Net Non-Trading Portfolio	Fair Value					Net Interest Income (1)
Change in Interest Rates in Basis Points			Absolute					Absolute
(Rate Shock)	Amount		Variation		% Change	Amount		Variation		% Change
	(in millions of pesos, except percentages)
200	Ps.	185.3	Ps.	2.3	1.26%	Ps.	287.7	Ps.	72.0	33.38%
150		184.7		1.7	0.93		269.7		54.0	25.03
100		184.2		1.2	0.66		252.0		36.3	16.83
50		183.5		0.5	0.27		234.2		18.5	8.58
Static		183.0		—	—		215.7		—	—
(50)		182.4	Ps.	(0.6)	(0.33)%		197.8	Ps.	(17.9)	(8.30)%
(100)		181.8		(1.2)	(0.66)		174.0		(41.7)	(19.33)
(150)		181.2		(1.8)	(0.98)		151.1		(64.6)	(29.95)
(200)		180.7		(2.3)	(1.26)		130.0		(85.7)	(39.73)

(1)	Net interest income of the first year.

          The tables above show that, as of December 31, 2005, the weighted net duration of the Bank’s shareholders’ equity was approximately 0.07. This indicates that, as of December 31, 2005, a 100-b.p. increase in interest rates would result in a 0.07% decline in the net present value of the Bank’s shareholders’ equity, while a decrease of 100 b.p. would have the opposite effect. This shows that the sensitivity of the Bank’s shareholders’ equity to interest-rate movements was low as of that date.

	As of December 31, 2004
Net Portfolio	Fair Value					Net Interest Income (1)
Change in Interest Rates in Basis Points			Absolute					Absolute
(Rate Shock)	Amount		Variation		% Change	Amount		Variation		% Change
	(in millions of pesos, except percentages)
200	Ps.	949.9	Ps.	(1.3)	(0.14)%	Ps.	146.8	Ps.	69.7	90.34%
150		950.2		(1.0)	(0.11)		129.2		52.1	67.60
100		950.5		(0.7)	(0.07)		111.8		34.7	44.97
50		950.8		(0.4)	(0.04)		94.4		17.3	22.43
Static		951.2			—		77.1
(50)		951.6	Ps.	0.4	0.04%		59.9	Ps.	(17.2)	(22.33)%
(100)		952.0		0.8	0.08		42.7		(34.4)	(44.57)
(150)		952.3		1.1	0.12		17.6		(59.5)	(77.21)
(200)		952.8		1.6	0.17		(7.5)		(84.6)	(109.71)

(1)	Net interest income of the first year.

	As of December 31, 2004
Net Trading Portfolio	Fair Value					Net Interest Income (1)
Change in Interest Rates in Basis Points			Absolute					Absolute
(Rate Shock)	Amount		Variation		% Change	Amount		Variation		% Change
	(in millions of pesos, except percentages)
200	Ps.	525.7	Ps.	(2.3)	(0.44)%	Ps.	37.5	Ps.	10.0	36.36%
150		526.3		(1.7)	(0.32)		35.0		7.5	27.27
100		526.8		(1.2)	(0.23)		32.5		5.0	18.18
50		527.4		(0.6)	(0.11)		30.0		2.5	9.09
Static		528.0		—	—		27.5		—	—
(50)		528.6	Ps.	0.6	0.11%		25.0	Ps.	(2.5)	(9.09)%
(100)		529.2		1.2	0.23		22.5		(5.0)	(18.18)
(150)		529.7		1.7	0.32		20.0		(7.5)	(27.27)
(200)		530.3		2.3	0.44		17.5		(10.0)	(36.36)

(1)	Net interest income of the first year.

	As of December 31, 2004
Net Non-Trading Portfolio	Fair Value					Net Interest Income (1)
Change in Interest Rates in Basis Points			Absolute					Absolute
(Rate Shock)	Amount		Variation		% Change	Amount		Variation		% Change
	(in millions of pesos, except percentages)
200	Ps.	424.2	Ps.	1.0	0.24%	Ps.	109.3	Ps.	59.7	120.36%
150		423.9		0.7	0.17		94.2		44.6	89.92
100		423.7		0.5	0.12		79.3		29.7	59.88
50		423.4		0.2	0.05		64.4		14.8	29.84
Static		423.2		—	—		49.6		—	—
(50)		423.0	Ps.	(0.2)	(0.05)%		34.9	Ps.	(14.7)	(29.64)%
(100)		422.8		(0.4)	(0.09)		20.2		(29.4)	(59.27)
(150)		422.6		(0.6)	(0.14)		(2.4)		(52.0)	(104.84)
(200)		422.5		(0.7)	(0.17)		(25.0)		(74.6)	(150.40)

(1)	Net interest income of the first year.
          The tables above show that, as of December 31, 2004, the weighted net duration of the Bank’s shareholders’ equity was approximately 0.08. This indicates that, as of December 31, 2004, a 100-b.p. increase in interest rates would result in a 0.08% decline in the net present value of the Bank’s shareholders’ equity, while a decrease of 100 b.p. would have the opposite effect.

	As of December 31, 2003
Net Portfolio	Fair Value					Net Interest Income (1)
Change in Interest Rates in Basis Points			Absolute					Absolute
(Rate Shock)	Amount		Variation		% Change	Amount		Variation		% Change
	(in millions of pesos, except percentages)
200	Ps.	990,6	Ps.	(155,3)	(13,55)%	Ps.	130,9	Ps.	4,2	3,30%
150		1.028,9		(117,0)	(10,21)		129.8		3,1	2,47
100		1.068,6		(77,3)	(6,75)		128,8		2,1	1,64
50		1.107,5		(38,4)	(3,35)		127,7		1,0	0,82
Static		1.145,9		—	—		126,7		—	—
(50)		1.184,7	Ps.	38,8	3,39%		125,8	Ps.	(0,9)	(0,72)%
(100)		1.224,2		78,3	6,83		124,9		(1,8)	(1,43)
(150)		1.263,6		117,7	10,27		118		(8,7)	(6,89)
(200)		1.303,1		157,2	13,72		111,4		(15,3)	(12,06)

(1)	Net interest income of the first year.
          As of December 31, 2005, the weighted net duration of the Bank’s shareholders’ equity (0.07) was practically unchanged as compared to that as of the end of the prior fiscal year (0.08).
          This reflects the fact that the composition of the Bank’s balance sheet remained similar to that of the prior year, in terms of interest rates (fixed vs. variable) and terms.
          As of December 31, 2004, the weighted net duration of the Bank’s shareholders’ equity recorded a significant decrease from the level as of December 31, 2003 (6.83). This decrease was mainly attributable to a decrease of the weighted duration of the Bank’s assets in 2004, while the weighted duration of liabilities remained similar to that of the prior year. The reduction in the weighted duration of assets reflects the exchange of a fixed-rate instrument (the External Notes) for a variable-rate instrument (Discount Bonds in Pesos). The weighted duration of liabilities in 2004 remaining similar to that of the prior year reflects the greater participation in total liabilities of the net present value of the foreign debt of the Bank’s Head Office and its Cayman Branch that was restructured in 2004, which counterbalanced a reduction in the duration of deposits. For December 31, 2003, the net present value of such debt was calculated by discounting the associated cash flows by the yield of the Boden 2012, which was 17%. This discount rate was considered as the most appropriate one, given that similar instruments were not available as of that date. Given that the restructuring of the foreign debt of the Bank’s Head Office and its Cayman Branch was completed in May 2004, the discount rate used as of December 31, 2004, was the yield resulting from the market price for each component of such debt, which was approximately 10%. The decrease in the discount rate generated a greater net present value than in the prior year and, therefore, the participation of such debt in total liabilities increased.
Foreign Exchange Rate Risk
          Exchange-rate sensitivity is the relationship between the fluctuations of exchange rates and the Bank’s net financial income resulting from the revaluation of the Bank’s assets and liabilities denominated in foreign currency. The impact of variations in the exchange rate on the Bank’s net financial income depends on whether the Bank has a net asset foreign currency position (the amount by which foreign currency denominated assets exceed foreign currency denominated liabilities) or a short foreign currency position (the amount by which foreign currency denominated liabilities exceed foreign currency denominated assets). In the first case an increase/decrease in the exchange rate derives in a gain/loss, respectively. In the second case, an increase/decrease derives in a loss/gain, respectively.
          As of December 31, 2005, Banco Galicia had a net asset foreign currency position of Ps.38.0 million (US$12.5 million), after adjusting its on-balance sheet position of Ps.286.3 million by net forward sales of foreign currency without delivery of the underlying asset, for Ps.248.3 million (US$81.9 million) recorded off-balance sheet. No hedge instruments were used in prior fiscal years.
          As of December 31, 2004, Banco Galicia had a net asset foreign currency position of Ps.776.3 million (US$261.0 million), which amounted to Ps.256.7 million (US$87.5 million) as of December 31, 2003. If the Bank’s holdings of dollar-denominated External Notes for Ps.749.7 million are considered as peso-denominated assets adjusted by CER (as a result of such External Notes having being tendered in January 2005 to the exchange offered by the Argentine Government to restructure part of Argentina’s sovereign debt and of the Bank’s decision to receive Discount Bonds in pesos in an offer not subject to proration), its net asset foreign currency position as of December

31, 2004 is almost null. The following tables contain information on Banco Galicia’s sensitivity to exchange-rate risk that constitute forward-looking statements that involve risk and uncertainties. Actual results could differ from those projected in the forward-looking statements.
          The tables below show the effects of changes in the exchange rate of the peso vis-à-vis the U.S. dollar on the value of the Bank’s foreign currency net asset position as of December 31, 2005, 2004, and 2003. As of these dates, the breakdown of the Bank’s foreign currency net asset position into trading and non-trading was not presented as the Bank had an immaterial foreign currency trading portfolio.

	Value of Foreign Currency Net Position as of
	December 31, 2005
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation	% Change
	(in millions of pesos, except percentages)
40%	53,2		15,2	40,0
30%	49,4		11,4	30,0
20%	45,6		7,6	20,0
10%	41,8		3,8	10,0
Static	38,0	(2)	—	—
(10)%	34,2		(3,8)	(10,0)
(20)%	30,4		(7,6)	(20,0)
(30)%	26,6		(11,4)	(30,0)
(40)%	22,8		(15,2)	(40,0)

(1)	Devaluation / (Revaluation).

(2)	Adjusted to reflect forward purchases and sales without delivery of the underlying asset, registered in memorandum accounts.

	Value of Foreign Currency Net Position as of
	December 31, 2004
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation		% Change
	(in millions of pesos, except percentages)
40%	Ps.	1,086.8	Ps.	310.5	40.0%
30%		1,009.2		232.9	30.0
20%		931.6		155.3	20.0
10%		853.9		77.6	10.0
Static		776.3		—	—
(10)%		698.7		(77.6)	(10.0)
(20)%		621.0		(155.3)	(20.0)
(30)%		543.4		(232.9)	(30.0)
(40)%		465.8		(310.5)	(40.0)

(1)	Devaluation / (Revaluation).

	Value of Foreign Currency Net Position as of
	December 31, 2003
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation		% Change
	(in millions of pesos, except percentages)
40%	Ps.	359.4	Ps.	102.7	40.0%
30%		333.7		77.0	30.0
20%		308.0		51.3	20.0
10%		282.4		25.7	10.0
Static		256.7		—	—

	Value of Foreign Currency Net Position as of
	December 31, 2003
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount	Absolute Variation	% Change
	(in millions of pesos, except percentages)
(10)%	231.0	(25.7)	(10.0)
(20)%	205.4	(51.3)	(20.0)
(30)%	179.7	(77.0)	(30.0)
(40)%	154.0	(102.7)	(40.0)

(1)	Devaluation / (Revaluation).
          The Bank’s net foreign currency position as of December 31, 2005 of Ps.38.0 million shows a significant decrease from the Ps.776.3 million recorded as of December 31, 2004. This decrease is mainly attributable to: (i) net forward sales of foreign currency for Ps.248.2 million (recorded off-balance sheet), and (ii) to the option chosen by the Bank, in January 2005, to exchange its holdings of External Notes for Discount Bonds in Pesos, in the exchange offered by the Argentine Government to restructure part of Argentina’s foreign debt.
          The increase in the Bank’s net asset foreign currency position as of December 31, 2004 from that as of December 31, 2003, when expressed in pesos, was mainly attributable to the repayment of debt in connection with the restructuring of the Bank’s foreign debt completed in May 2004, in the amount of US$135.0 million, and to the repayment of Galicia Uruguay deposits, in accordance with the restructuring agreement schedule, in the amount of US$118.0 million, which were both made by using pesos. These reductions were partially offset by the raising of dollar-denominated funding through repurchase agreements with Boden 2012, for US$67.6 million.
Item 12. Description of Securities Other Than Equity Securities
          Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
          As of the date of this annual report, payment defaults remain on the following debt instruments of the Bank’s Head Office in Argentina, which were not restructured in the exchange offer to restructure the Bank’s foreign debt as a result of certain holders not having participated in such exchange offer, which was completed in May 2004:
•	9% Notes due 2003 issued under the Indenture dated November 8, 1993, among the Bank, The Bank of New York, as trustee, co-registrar, principal paying agent and registrar. As of June 22, 2006, the total principal amount in default was US$5.2 million and the total accrued and unpaid interest was US$2.4 million.

•	Floating Rate Notes issued under a global medium term note program and a purchase agreement, dated June 7, 2001, among the Bank, Santander Central Hispano Investment Securities Inc., New York, as arranger and syndication agent, Banco Santander Central Hispano S.A., acting through its New York branch, as administrative and PRI Agent, the initial purchasers and The Bank of New York, New York, as principal paying agent. As of June 22, 2006, the total principal amount in default is US$0.9 million and the total accrued and unpaid interest was US$0.2 million.
          As of the date of this annual report, the total principal amount past due represents less than 0.5% of the principal amount subject to restructuring at the expiration date of the above mentioned exchange offer. See Item 4. “Information on the Company—History—Restructuring of Our Subsidiaries Debt—Banco Galicia—Restructuring of the Foreign Debt of the Bank’s Head Office in Argentina and its Cayman Branch.”
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
          Not applicable.
Item 15. Controls and Procedures
          During 2005, we continued committing significant efforts to align our internal control structure and procedures for financial reporting to the requirements established by Section 404 of the U.S. Sarbanes Oxley Act (the “U.S. S-OX Act”). The framework utilized in the project to ensure compliance with this section is based on the methodology proposed by the Sponsoring Organizations of the Treadway Commission (COSO).
          In line with the project to align our internal controls to the requirements of Section 404 of the U.S. S-OX Act and the regulations related to internal controls issued by the Public Company Accounting Oversight Board (“PCAOB”), the efforts made during the fiscal year were basically focused on concluding the process of documentation of our control entity, financial reporting and IT environment control procedures, including those of our main subsidiaries. In addition, the Bank’s main suppliers were identified and procedures are being conducted in order to evaluate their controls on those processes that affect directly the service provided by the supplier, in accordance with the internationally recognized auditing standard “Statement on Auditing Standard No.70 (SAS 70),” developed by the American Institute of Certified Public Accounts (AIPCA). This evaluation includes controls on the IT environment and related processes.
          In terms of corporate governance and in accordance with best practices, since the U.S. S-OX Act was enacted, Grupo Galicia and its main subsidiaries have put in place disclosure committees which are in operation and compliance with their responsibilities, in addition to the Audit Committee of Grupo Galicia and Banco Galicia. Both audit committees have been actively involved in organizing and supervising the process aimed at complying with the requirements of Section 404 of the U.S. S-OX Act.
          As in the two prior fiscal years, we conducted an evaluation of the effectiveness of the design and operation of our financial disclosure controls and procedures as of December 31, 2005, under the supervision and participation of our senior management, including our chief executive officer and chief financial officer pursuant to Rules 13a-15 and 15d-15 under the Exchange Act. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2005, our financial disclosure controls and procedures are effective in ensuring that all material information we are required to disclose in the reports we file under the Exchange Act is gathered and communicated to our management, including our chief executive officer and chief financial officer, in a timely fashion, and that information required to be disclosed in this annual report or our other reports to be filed under the Exchange Act is timely recorded, processed, summarized and reported.
          Since December 31, 2005, there have been no significant changes in our internal financial disclosure controls or in other factors that could significantly affect these controls.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
          Mr. Luis O. Oddone is our Audit Committee financial expert and he is independent as that term is defined under Nasdaq National Market listing requirements.
Item 16B. Code of Ethics
          Grupo Galicia has adopted a corporate code of ethics for itself and its main subsidiaries in accordance with the requirements of Section 406 of the U.S. S-OX Act. During 2005, no changes were introduced to Grupo Galicia’s corporate code of ethics and there have been no waivers to such code. Grupo Galicia’s code of ethics is available on its website, <http://www.gfgsa.com>.
Item 16C. Principal Accountants’ Fees and Services
          The following table sets forth the total remuneration billed to us and our subsidiaries by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2005 and 2004. During 2004 and the first quarter of 2005, Net Investment S.A. and Galicia Warrants used the services of a local accounting firm. Amounts paid to this firm were minimal in the two reported fiscal years.

	2005	2004
	(In thousands of pesos)
Audit fees	3,177	2,673
Audit related fees	819	680
Tax fees	126	136
All other fees	256	403

Total	4,378	3,892

          Audit Fees
          Audit fees are mainly the fees billed in relation with professional services for auditing our consolidated financial statements under local and U.S. GAAP requirements for the fiscal years 2004 and 2005.
          Audit-Related Fees
          Audit-related fees are fees billed for professional services related to attestation, review and verification services with respect to our financial information and the provision of services in connection with special reports in each of the years 2004 and 2005.
          Tax Fees
          Tax fees are fees billed with respect to tax compliance and advisory services related to tax liabilities.

          All Other Fees
          All other fees include fees paid for professional services other than the services reported above under “audit fees,” “audit related fees” and “tax fees” in each of the fiscal periods above.
          Audit Committee Preapproval
          Our audit committee is required to pre-approve all audit and non-audit services to be provided by our independent registered public accounting firm. Since 2004, our Audit Committee has reviewed and approved audit and non-audit services fees proposed by our independent auditors.
Item 16D. Exemptions from the Listing Standards for Audit Committees
          Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and affiliated Purchasers
          None.

PART III
Item 17. Financial Statements
          Not applicable.
Item 18. Financial Statements
Report of the Independent Registered Public Accounting Firm as of and for the fiscal years ended December 31, 2005, 2004 and 2003
Consolidated Balance Sheets as of December 31, 2005 and 2004
Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2005, 2004 and 2003
Notes to the Consolidated Financial Statements
You can find our audited consolidated financial statements on pages F-1 to F-92 of this annual report.
Item 19. Exhibits

Exhibit	Description

1.1	Unofficial English language translation of the By-laws (estatutos sociales). ****

2.1	Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American Depositary Receipt.*

2.2	Indenture, dated as of May 18, 2004, among the Bank, The Bank of New York and Banco Rio de la Plata S.A.**

4.1	English translation of form of Financial Trust Contract, dated April 16, 2002, among the Bank, Banco Provincia de Buenos Aires and BAPRO Mandatos y Negocios S.A.***

4.2	English translation of form of Loan Agreement, dated March 21, 2002, by and between Seguro de Depositos S.A. and the Bank.***

4.4	Form of restructured loan facility (as evidenced by the Note Purchase Agreement, dated as of April 27, 2004, among the Bank, Barclays Bank PLC, the holders party thereto and Deutsche Bank Trust Company Americas).**

4.5	Form of Amendment No. 1 and Waiver to Restructured Loan Facility (as evidenced by the Amendment No. 1 and Waiver to Note Purchase Agreement, dated as of December 20, 2004, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas). ****

8.1	For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. “Information on the Company — Organizational Structure.”

Exhibit	Description

12.1	Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2	Certification of the principal financial officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*	Incorporated by reference from our Registration Statement on Form F-4 (333-11960).

**	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003.

***	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2002.

****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO FINANCIERO GALICIA S.A.

By:	/s/ Antonio Garcés

	Name:	Antonio Garcés
	Title:	Chairman of the Board, Chief Executive Officer
          Date: June 28, 2006

GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
To the Shareholders’ and the Board of Directors of
Grupo Financiero Galicia S.A.
We have audited the accompanying consolidated balance sheets of Grupo Financiero Galicia S.A. and its subsidiaries (together “the Group”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and the auditing standards generally accepted in Argentina and performed the auditing procedures required by the Banco Central de la Republica Argentina (the “BCRA”). Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Financiero Galicia S.A. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting rules prescribed by the BCRA.
The quality of the Group’s financial condition and results of operations depends to a significant extent on macroeconomic and political conditions prevailing in Argentina, as well as the Argentine Government’s ability to perform on its obligations to Banco de Galicia y Buenos Aires S.A., the Group’s main subsidiary, relating to Federal secured loans, federal government securities and its obligation to approve and deliver government securities under various laws and regulations.
As described in Note 40 and 41, respectively, accounting rules prescribed by the BCRA differ in certain respects from, and is a comprehensive basis of accounting other than, accounting principles generally accepted in Argentina for enterprises in general and accounting principles generally accepted in the United States of America (“US GAAP”). Information relating to the nature and effect of the differences between accounting rules prescribed by the BCRA and US GAAP is presented in Note 41.
Price Waterhouse & Co. S.R.L.
Santiago J. Mignone
Partner
Buenos Aires, Argentina
February 14, 2006, except for Notes 32, 39 and 41 as to which the date is June 22, 2006.

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2005 and 2004
(Expressed in thousands of Argentine pesos)

	December 31,
	2005		2004
ASSETS
A. Cash and due from banks
Cash		552,495		442,494
Banks and correspondents		488,663		546,175

	Ps.	1,041,158	Ps.	988,669

B. Government and corporate securities
Holdings of investment account securities		650,924		601,264
Holdings of trading securities		21,229		37,105
Government securities without quotation		4,591,071		4,371,716
Securities issued by the Argentine Central Bank		704,467		508,544
Investments in quoted corporate securities		4,418		16,086
Allowances		(353)		(618)

	Ps.	5,971,756	Ps.	5,534,097

C. Loans
To the non-financial public sector		5,235,869		4,558,873
To the financial sector		128,203		150,530
To the non-financial private sector and residents abroad		5,619,015		4,361,393
Overdrafts		222,779		199,668
Promissory notes		1,836,887		1,099,243
Mortgage loans		503,397		623,944
Pledge loans		121,095		92,889
Consumer loans		258,015		58,161
Credit card loans		1,732,114		1,105,386
Other		812,587		772,996
Accrued Interest, adjustments and quotation differences receivable		146,839		414,400
(Document interest)		(14,684)		(5,286)
(Unallocated collections)		(14)		(8)
Allowances		(427,911)		(632,619)

	Ps.	10,555,176	Ps.	8,438,177

D. Other receivables resulting from financial brokerage
Argentine Central Bank		108,819		78,463
Amounts receivable for spot and forward sales to be settled		264,170		56,209
Securities receivable under spot and forward purchases to be settled		270,476		313,462
Negotiable obligations without quotation		41,403		20,384
Balances from forward transactions without delivery of underlying asset to be settled		709		—
Compensation to be received from the national government		4,154,989		4,732,288
Other		1,357,057		1,524,593
Allowances		(35,242)		(27,711)

	Ps.	6,162,381	Ps.	6,697,688
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Balance Sheets — Continued
As of December 31, 2005 and 2004
(Expressed in thousands of Argentine pesos)

	December 31,
	2005		2004
ASSETS (Continued)
E. Assets under financial leases
Assets under financial leases		193,697		103,443
Allowances		(2,521)		(2,493)

	Ps.	191,176	Ps.	100,950

F. Equity investments
In financial institutions		3,088		3,029
Other		113,336		108,714
Allowances		(31,304)		(28,924)

	Ps.	85,120	Ps.	82,819

G. Miscellaneous receivables
Receivables for assets sold		85		879
Tax on minimum presumed income — Tax credit		170,989		138,010
Other		360,050		353,507
Accrued interest on receivables for assets sold		6		33
Other accrued interest and adjustments receivable		65		64,263
Allowances		(77,626)		(36,911)

	Ps.	453,569	Ps.	519,781

H. Bank premises and equipment	Ps.	484,198	Ps.	489,182

I. Miscellaneous assets	Ps.	199,152	Ps.	160,033

J. Intangible assets
Goodwill		85,003		115,080
Organization and development expenses		405,357		522,924

	Ps.	490,360	Ps.	638,004

K. Unallocated items		1,678		1,154

Total Assets	Ps.	25,635,724	Ps.	23,650,554

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Balance Sheets — Continued
As of December 31, 2005 and 2004
(Expressed in thousands of Argentine pesos)

	December 31,
	2005		2004
LIABILITIES AND SHAREHOLDERS’ EQUITY

L. Deposits
Non-financial public sector	Ps.	90,341	Ps.	131,932
Financial sector		6,201		17,157
Non-financial private sector and residents abroad		8,325,118		6,607,824
Current accounts		1,639,766		1,192,474
Saving accounts		2,211,436		1,638,694
Time deposits		4,186,018		3,415,788
Investment accounts		158		383
Other		192,584		280,220
Accrued interest and quotation differences payable		95,156		80,265

	Ps.	8,421,660	Ps.	6,756,913

M. Other liabilities resulting from financial brokerage
Argentine Central Bank		8,611,909		8,428,717
Financial assistance Decrees No. 739/03 and 1262/03		4,981,287		5,321,697
Other		3,630,622		3,107,020
Banks and international entities		762,055		772,393
Unsubordinated negotiable obligations		3,052,434		3,348,652
Amounts payable for spot and forward purchases to be settled		222,729		229,537
Securities to be delivered under spot and forward sales to be settled		266,071		56,155
Loans from domestic financial institutions		220,422		191,195
Balances from forward transactions without delivery of underlying asset to be settled		418		—
Other		1,152,433		909,926
Accrued interest and quotation differences payable		125,242		119,992

	Ps.	14,413,713	Ps.	14,056,567

N. Miscellaneous liabilities
Dividends payable		—		5
Directors’ and Syndics’ fees		3,438		3,676
Other		331,324		294,888
Adjustments and accrued interest payable		1		2,043

	Ps.	334,763	Ps.	300,612

O. Provisions		258,374		517,806
P. Subordinated negotiable obligations		431,024		380,077
Q. Unallocated items		3,915		5,574
R. Minority interests		145,499		113,467

Total Liabilities	Ps.	24,008,948	Ps.	22,131,016

SHAREHOLDERS’ EQUITY		1,626,776		1,519,538

Total Liabilities and Shareholders’ Equity	Ps.	25,635,724	Ps.	23,650,554

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Income
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)

	December 31,
	2005		2004		2003
A. Financial income
Interest on cash and due from banks	Ps.	68	Ps.	44	Ps.	68
Interest on loans granted to the financial sector		2,823		5,189		101,107
Interest on overdrafts		39,957		28,254		38,801
Interest on promissory notes		119,017		97,544		192,816
Interest on mortgage loans		74,052		67,935		94,832
Interest on pledge loans		10,806		6,706		11,714
Interest on credit card loans		222,657		163,054		127,522
Interest on other loans		35,705		26,050		28,888
Interest on other receivables resulting from financial brokerage		165,895		90,017		98,663
Net income from government and corporate securities		333,107		—		46,221
Net income from secured loans — Decree No. 1387/01		203,487		186,038		178,708
Consumer price index adjustment (CER / CVS)		1,091,832		588,653		509,077
Other		99,226		132,101		23,657

	Ps.	2,398,632	Ps.	1,391,585	Ps.	1,452,074

B. Financial expenses
Interest on current account deposits		15,301		4,858		3,039
Interest on savings account deposits		4,557		4,124		3,045
Interest on time deposits		142,051		90,511		201,766
Interest on financing from the financial sector		4,581		6,146		6,756
Interest on other liabilities resulting from financial brokerage		269,276		172,558		340,567
Other interest		334,398		323,245		408,764
Net loss from government and corporate securities		—		7,027		—
Consumer price index adjustment		1,006,752		501,831		187,532
Other		69,013		57,144		153,347

	Ps.	1,845,929	Ps.	1,167,444	Ps.	1,304,816

C. Gross brokerage margin		552,703		224,141		147,258

Loan loss provisions		76,730		190,232		286,428

D. Income from services
In relation to lending transactions		185,825		157,084		136,075
In relation to borrowing transactions		175,907		140,375		116,165
Other commissions		14,898		8,035		9,347
Other		269,106		223,558		170,170

	Ps.	645,736	Ps.	529,052	Ps.	431,757

E. Expenses for services
Commissions		53,906		40,899		35,237
Other		68,065		51,860		35,121

	Ps.	121,971	Ps.	92,759	Ps.	70,358
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Income — Continued
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)

	December 31,
	2005		2004		2003
F. Monetary result of financial brokerage	Ps.	—	Ps.	—	Ps.	(14,157)

G. Administrative expenses
Personnel expenses		392,308		296,733		243,501
Directors’ and syndics’ fees		5,793		4,040		1,917
Other fees		32,314		19,808		21,294
Advertising and publicity		68,132		37,796		20,020
Taxes		37,349		40,872		29,806
Other operating expenses		187,223		179,983		204,599
Other		57,849		44,708		42,227

	Ps.	780,968	Ps.	623,940	Ps.	563,364

H. Monetary result of operating expenses	Ps.	—	Ps.	—	Ps.	84

Net Income / (Loss) from financial brokerage	Ps.	218,770	Ps.	(153,738)	Ps.	(355,208)

I. Minority interests result	Ps.	(34,609)	Ps.	(14,302)	Ps.	(9,232)

J. Miscellaneous income
Net income from equity investments		6,662		2,990		—
Default interests		835		895		3,183
Loans recovered and allowances reversed		163,608		366,645		563,838
Other		111,061		134,348		97,805
Consumer price index adjustment (CER)		7,341		9,728		54,381

	Ps.	289,507	Ps.	514,606	Ps.	719,207

K. Miscellaneous losses
Net loss on long-term investments		—		—		22,570
Default interests and charges in favor of the Argentine Central Bank		16		19		125
Loan loss provisions for miscellaneous receivables and other provisions		99,754		134,135		315,167
Amortization of differences arising from court resolution		122,279		121,010		77,880
Other		124,538		157,119		155,311
Consumer price index adjustment		541		336		1,827

	Ps.	347,128	Ps.	412,619	Ps.	572,880

L. Monetary Result of other operations	Ps.	—	Ps.	—	Ps.	(3,517)

Net Income / (Loss) before tax		126,540		(66,053)		(221,630)

M. Income tax	Ps.	19,302	Ps.	43,818	Ps.	590

Net Income / (Loss) for the fiscal year	Ps.	107,238	Ps.	(109,871)	Ps.	(222,220)

Net Income / (Loss) per common share (basic and assuming full dilution)		0.086		(0.093)		(0.203)
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)

	December 31,
	2005		2004		2003
Cash Flow from operating activities:
Net Income / (Loss) for the year	Ps.	107,238	Ps.	(109,871)	Ps.	(222,220)
Adjustments to reconcile net income to net cash from Operating activities:
Depreciation of bank premises and equipment and Miscellaneous assets		36,962		41,567		52,496
Amortization of intangible assets		182,713		193,744		163,390
Increase in allowances for loan and other losses, net of reversals		48,209		69,132		118,920
Equity (gain) loss of unconsolidated subsidiaries		(6,662)		(3,580)		8,095
(Gain) loss on sale of premises and equipment		(1,355)		(391)		11,486
Gain on trouble debt restructuring		—		(141,610)		—
Monetary loss		—		—		17,939
Adjustment of Compensatory Bond to be received		—		—		90,243
Consumer price index adjustment (CER/CVS)		(484,834)		(26,447)		(324,073)
Unrealized foreign exchange (loss) / gain		(13,569)		13,940		83,234
Decrease (Increase) in government securities — trading		490,050		91,557		(314,324)
Decrease (Increase) in other assets		476,928		(75,634)		54,599
Increase (Decrease) in other liabilities		20,321		(273,297)		(47,614)

Net cash provided by / (used in) operating activities	Ps.	856,001	Ps.	(220,890)	Ps.	(307,829)

Cash Flow from investing activities:
(Increase)/Decrease in loans, net		(628,259)		(112,368)		734,720
Decrease in deposits at the Argentine Central Bank		(30,356)		(8,617)		(13,938)
Additions to bank premises and equipment, miscellaneous, And intangible assets		(127,252)		(131,807)		(124,469)
Proceeds of sales of premises and equipment		18,350		12,599		33,520

Net cash ( used in) / provided by investing activities	Ps.	(767,517)	Ps.	(240,193)	Ps.	629,833

Cash Flow from financing activities:
Increase in deposits, net		1,696,266		1,415,052		782,718
Borrowings under credit facilities — long term		179,181		—		—
Payments on credit facilities — long term		(418,483)		(289,719)		(537,074)
Decrease in short-term borrowings, net		(1,239,176)		(561,018)		(252,600)
(Decrease)/Increase in repurchase agreements		(259,142)		261,654		(24,601)
Repayment of principal and interest on restructured debt		—		(207,639)		—

Net cash (used in) / provided by financing activities	Ps.	(41,354)	Ps.	618,330	Ps.	(31,557)
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Cash Flows — Continued
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)

	December 31,
	2005		2004		2003
Increase in cash and cash equivalents, net	Ps.	47,130	Ps.	157,247	Ps.	290,447
Cash and cash equivalents at the beginning of the year		988,669		826,150		576,838
Effect of exchange rate changes on cash		5,359		5,272		(36,216)
Monetary effect on cash and cash equivalent		—		—		(4,919)

Cash and cash equivalents at the end of the year	Ps.	1,041,158	Ps.	988,669	Ps.	826,150

Supplemental disclosures relative to cash flows:
Interest paid	Ps.	516,429	Ps.	509,901	Ps.	621,162
Income tax paid	Ps.	44,625	Ps.	528	Ps.	—
Minimum Presumed Income Tax .(*)	Ps.	42,419	Ps.	24,886	Ps.	48,436
For the fiscal years ended December 31, 2005 and 2004, Ps. 582,192 and Ps. 906,025 for the compensation received and to be received from the national government Ps. 199,568 and Ps 184,597 respectively of advance to be requested from the Argentine Central Bank for the subscription of the Hedge Bond, did not require the movement of cash.
The swap of provincial loans into secured bonds (“BOGAR”), which as of December 31, 2003, amounted to Ps. 3,473,661 did not required the movement of cash.
(*) The MPIT is calculated based on assets and can be credited against future income tax.
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Changes in Shareholders’s Equity
For the years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)

					Inflation
					adjustments to
					Capital Stock						(Accumulated		Total
			Paid in		and Paid in		Profit reserves				deficit)/ Retained		Shareholders’
	Capital Stock		Capital		Capital		Legal		Other		earnings		Equity
Balance at December 31, 2002	Ps.	1,092,407	Ps.	79,251	Ps.	1,410,048	Ps.	29,493	Ps.	492,339	Ps.	(1,502,694)	Ps.	1,600,844

Adjustment to retained earnings		—		—		—		—		—		40,759		40,759
Absorption approved by the shareholders’ meeting on April 23,2003		—		—		—		—		(492,339)		492,339		—
Net loss for the year		—		—		—		—		—		(222,220)		(222,220)

Balance at December 31, 2003	Ps.	1,092,407	Ps.	79,251	Ps.	1,410,048	Ps.	29,493	Ps.	—	Ps.	(1,191,816)	Ps.	1,419,383

Capital Increase		149,000		61,026		—		—		—		—		210,026
Net loss for the year		—		—		—		—		—		(109,871)		(109,871)

Balance at December 31, 2004	Ps.	1,241,407	Ps.	140,277	Ps.	1,410,048	Ps.	29,493	Ps.	—	Ps.	(1,301,687)	Ps.	1,519,538

Absorption approved by the shareholders’ meeting on April 28,2005		—		(140,277)		(1,131,917)		(29,493)		—		1,301,687		—
Net Income for the year								—		—		107,238		107,238

Balance at December 31, 2005	Ps.	1,241,407	Ps.	—	Ps.	278,131	Ps.	—	Ps.	—	Ps.	107,238	Ps.	1,626,776

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
1. Basis of Presentation.
Grupo Financiero Galicia S.A. (“Grupo Galicia”, the “Company” or the “Group”) is a corporation organized under the laws of Argentina and acts as a holding company for Banco de Galicia y Buenos Aires S.A. and its subsidiaries (“Banco Galicia” or the “Bank”). Grupo Galicia was formed by the controlling shareholders of the Bank on September 14, 1999 to consummate an exchange of shares with the shareholders of Banco Galicia and establish Grupo Galicia as the Bank’s holding company. Grupo Galicia was formed with two classes of shares: Class A shares, which are entitled to 5 votes per share, and Class B shares, which are entitled to 1 vote per share. To effect the exchange, Grupo Galicia offered to exchange Grupo Galicia class B shares for all outstanding Banco Galicia class B shares on a 2.5-for-1 basis and to exchange Grupo Galicia ADSs for all outstanding Banco Galicia ADSs on a 1-for-1 basis. The controlling shareholders retained all of the class A shares. As a result of the exchange, which was consummated on July 26, 2000, the Company became holder of 93.23% of the Bank’s capital stock, and the remaining 6.77% remained as a minority interest in the Bank. At December 31, 2005 and 2004, the Company’s interest in Banco Galicia as a result of open market purchases was 93.60% and 93.59%, respectively.
Banco Galicia is a private-sector commercial bank organized under the laws of Argentina which provides general banking services, through its branches, to corporate and retail customers. As a result of the Argentine economic crisis and the economic policy measures adopted by the government during 2002, Banco Galicia’s New York branch was closed on January 30, 2003, and Banco Galicia’s Cayman branch was closed during 2006.
Grupo Galicia directly holds 100% of the capital stock and voting rights of Galval Agente de Bolsa S.A. and 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A.; while its controlled company, Banco Galicia, the remaining 12.50% of the capital stock and voting rights of those companies.
Net Investment S.A.’s financial statements, in turn, have been consolidated on a line-by-line basis with the balance sheet, income statements and statements of cash flows of B2Agro S.A. As of December 31, 2005, Net Investment S.A. held the following percentages:

Company	December 31, 2005	December 31, 2004
B2Agro S.A.	99.99%	99.99%
Sudamericana Holding S.A. results have been adapted to cover a twelve-month period as of September 30, 2005, for consolidation purposes. This company’s financial statements, in turn, have been consolidated on a line-by-line basis with the balance sheet, income statements and statements of cash flows of Galicia Retiro Cía. de Seguros S.A., Galicia Vida Cía. de Seguros S.A., Sudamericana Asesores de Seguros S.A. and Galicia Patrimoniales Cía. de Seguros S.A.. As of September 30, 2005, Sudamericana Holding S.A. held the following percentages:

Company	December 31, 2005	December 31, 2004
Galicia Retiro Cía. de Seguros S.A.	99.99%	99.99%
Galicia Vida Cía. de Seguros S.A.	99.99%	99.99%
Sudamericana Asesores de Seguros S.A.	99.97%	99.97%
Galicia Patrimoniales Cía. de Seguros S.A.	99.99%	99.99%
Banco Galicia’s consolidated financial statements as of December 31, 2005 and December 31, 2004 include the assets, liabilities and results of the controlled companies detailed below. The percentages directly held in those companies’ capital stock are as follows:

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)

Company	December 31, 2005	December 31, 2004
Banco Galicia Uruguay S.A.	100.00%	100.00%
Tarjetas Regionales S.A.	100.00%	100.00%
Galicia Factoring y Leasing S.A.	99.98%	99.98%
Galicia Valores S.A. Sociedad de Bolsa	99.99%	99.99%
Galicia Capital Markets S.A. (in liquidation)	—	99.99%
Agro Galicia S.A. (in liquidation)	—	100.00%
The financial statements of the controlled companies were adapted to the valuation and disclosure standards set by the Argentine Central Bank and cover the same period as that of the financial statements of Banco Galicia.
The financial statements of Banco Galicia Uruguay S.A. include the balances of Galicia Uruguay S.A. consolidated on a line-by-line basis with those of Banco de Galicia (Cayman) Limited (In Provisional Liquidation), in which Banco Galicia Uruguay S.A. holds 65.3405% of its capital stock and Banco Galicia holds the remaining 34.6595%.
The latest statements have been consolidated with those of Galicia Pension Fund Limited, in which Banco de Galicia (Cayman) Limited (in provisional liquidation) holds a 100% interest.
Furthermore, Galicia Pension Fund Limited consolidates its financial statements with those of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión, in which it holds a 99.985% interest.
Banco Galicia holds 68.218548% of Tarjetas Regionales S.A. capital stock and votes, while Banco de Galicia (Cayman) Limited (in provisional liquidation) holds the remaining 31.781452%.
The December 31, 2005 financial statements of Tarjetas Regionales S.A., which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with the financial statements of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.
The percentages directly held in those companies’ capital stock are as follows:

Company	December 31, 2005	December 31, 2004
Tarjetas Cuyanas S.A.	60.000%	60.000%
Tarjetas del Mar S.A.	99.999%	99.999%
Tarjeta Naranja S.A.	80.000%	80.000%
In addition, Tarjeta Naranja S.A. financial statements have been consolidated with the financial statements of Cobranzas Regionales S.A., in which it holds 87.7% of voting stock. Furthermore, Tarjetas Cuyanas S.A. holds a 12.3% interest in Cobranzas Regionales S.A. capital stock and voting rights.
Consolidation of the financial statements of Galicia Capital Markets S.A. (in liquidation) and Agro Galicia S.A. (in liquidation) has been discontinued during this fiscal year, as a result of their anticipated dissolution.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
Transactions between related parties have been eliminated for the purposes of these statements.
2. Significant Accounting Policies.
The accounting policies and financial statements presentation conform to the rules of the Argentine Central Bank which prescribes the generally accepted accounting principles for all banks in Argentina (the “Argentine Banking GAAP”). This differs in certain significant respects from generally accepted accounting principles in Argentina applicable to enterprises in general (“Argentine GAAP”) (see Note 40) and from generally accepted accounting principles in the United States of America (“US GAAP”). (see Notes 27 and 41)
Certain required disclosures have not been presented herein since they are not material to the accompanying financial statements. In addition, certain presentations and disclosures, including the statements of cash flows, have been included in the accompanying financial statements to comply with the Securities and Exchange Commission’s regulations for foreign registrants.
Certain reclassifications of prior year information have been made to conform with current year presentation.
The following is a summary of significant policies followed by the Group in the preparation of the consolidated financial statements.
2.1 Presentation of financial statements in Constant Argentine Pesos.
Effective September 1, 1995, pursuant to Decree No. 316/95, the Group discontinued its prior practice of adjusting the financial statements for inflation. Effective January 1, 2002, however, as a result of the application of Argentine Central Bank Communiqué “A” 3702, Resolution No. 415/02 of the CNV and Resolution No. 240/02 of the Argentine Federation of Professional Councils in Economic Sciencies “FACPCE”, the Group resumed the application of the adjustment for inflation. The adjustments resulting from the change in the purchasing power of the peso between January 1, 2002 and December 31, 2002 are stated in the currency value as of December 31, 2002.
In 2002, Argentina experienced a high rate of inflation. The wholesale Price Index (WPI) increased approximately 118.44% in 2002. Accordingly, the Group consolidated financial statements as of and for the year ended December 31, 2002, have been adjusted for inflation and restated in constant pesos as of December 31, 2002.
Primarily as a result of the stabilization of the WPI during the first half of 2003, the Argentine government published Decree No. 664/03 and the Argentine Central Bank issued Communiqué “A” 3821 dated April 8, 2003 which eliminated the requirement that financial statements be prepared in constant currency. These rules became effective for financial periods ending on or after March 1, 2003. Likewise, on April 8, 2003, the CNV issued resolution No. 441/03 discontinuing inflation accounting as of March 1, 2003. Between January 1, 2003 and February 28, 2003, the WPI increased approximately 0.87%.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
2.2 Foreign Currency.
Foreign currency is stated at the U.S. dollar rate of exchange set by the Argentine Central Bank, prevailing at the close of operations on the last business day of each month.
Assets and liabilities valued in foreign currencies other than the US dollar are converted into U.S. dollars using the year end exchange rates issued by the Argentine Central Bank’s trading desk.
For financial reporting purposes, these assets and liabilities are then translated into pesos at the year end U.S. dollar to Argentine peso exchange rate.
2.3 Government and Corporate Securities.
Government securities mainly represent obligations of the Argentine government. Corporate securities included in this caption consist of listed corporate equity securities and listed debt securities. Corporate equity and debt securities are considered as held for trading purposes.
Realized and unrealized gains and losses on sales and interest income on government and corporate securities are included as “Net Income (loss) from Government and Corporate Securities” in the accompanying statements of income.
Valuation of government securities under Argentine Banking GAAP.
The Argentine Central Bank established the categories in which banks classify Argentine government securities listed on local or foreign markets and the accounting valuation for the securities in each of these categories. The categories established by the Argentine Central Bank are the following: “investment account”, “held for trading” and “without quotation”.
Trading securities are marked to market, and any difference between book value and their market price is recognized as a gain or loss in the income statement.
Through Communiqué “A” 3278, the Argentine Central Bank established that, effective June 1, 2001, the holdings incorporated as investment securities had to be valued at their acquisition cost increased by accruing their internal rate of return over the period elapsed since the date of inclusion of the securities in the investment account category. If the aforementioned carrying value of the security at the last day of each month is greater than the market value plus 20%, then the value of the security must be written down to the market value plus 20%.
These holdings include BODEN 2012, received within the framework of Sections 28 and 29 of Decree 905/02 (see Note 32) recorded at their cost plus accrued interest. The treatment of the difference exceeding 20% between the market value and the carrying value mentioned above does not apply to these securities. While this valuation criterion is followed, no cash dividends may be distributed, except for the amount of profits in excess of the difference between the carrying value and the market value of these securities. If the position of these securities and the balances receivable not used as collateral for the subscription of the Hedge Bond which were included in “Other receivables resulting from financial brokerage” had been stated at market value, a decrease of Ps. 463,928 and Ps. 617,764 would have been recorded in the shareholders’ equity at December 31, 2005 and 2004 respectively.
The securities BODEN 2007 and 2013 are considered trading securities and they have been recorded at market value.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
Effective January 7, 2003, Argentine Central Bank Communiqué “A” 3857 restricted the possibility of classifying securities as holdings in investment accounts to those existing in the Bank’s portfolio as of December 31, 2002.
a) Secured Bonds in Pesos: In accordance with Argentine Central Bank’s regulations, secured bonds in pesos have been valued at the lower of their present value and their face value. Those used as collateral for the advances from the Argentine Central Bank for the subscription of the bonds contemplated by Sections 10, 11 and 12 of Decree No. 905/02, have been recorded at the value admitted by the Argentine Central Bank for assets used as collateral. The market value of those not used as collateral for the advances for the subscription of the Hedge Bond is lower than the book value by approximately Ps. 67,354.
b) Discount Bonds and GDP-Linked Units: The Bank decided to participate in the exchange offered by the National Government, within the framework of the Argentine debt restructuring, opting to exchange its holdings of Argentine Republic Medium-Term External Notes (the “External Notes”) Series 74 and 75, for a face value of US$ 280,471, for “Discount Bonds in Pesos” and “GDP-Linked Units” issued under the conditions established by Decree No. 1,735/04.
As established in that Decree, the acceptance of this offer implied receiving new debt instruments for an original principal amount equal to 33.7% of the non-amortized principal as of December 31, 2001, plus past due and unpaid interest up to that date.
As of December 31, 2005, the securities received have been recorded at the lower of the total future nominal cash payments up to maturity, specified by the terms and conditions of the new securities, and the carrying value of the securities tendered as of March 17, 2005, equivalent to the present value of the Secured Bonds’ cash flows at that date.
This valuation is reduced in the amount of the perceived payment. Accrued interest will not be recognized. Had these securities been valued at market price, the shareholders’ equity would have been reduced by approximately Ps. 383,968 and Ps. 542,340 as of December 31, 2005 and 2004, respectively.
c) The Fiscal Tax Credit Certificates have been recorded at face value plus accrued interests, according to contractual conditions, as they are used for tax payments.
d) Securities issued by the Argentine Central Bank: These securities were valued at the fiscal year-end closing price for each security.
National Secured loans and Provincial Secured Bonds.
On November 6, 2001, within the framework of Decree No. 1,387/01, the Bank participated in the exchange of Argentine government securities and loans, issued under the Promissory Note/Bond Program, for new loans called “Secured Loans,” which are recorded under “Loans — Non-Financial Public Sector” in these financial statements.
Had the Secured Loans originally been valued at the market price of the securities exchanged as of November 6, 2001, the shareholders’ equity would have decreased, at that date, by Ps. 446,688. At the issue date of these financial statements, their book value is lower than their estimated net realizable value.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
The Bank has also participated in the restructuring of the provincial government’s debt, pursuant to the provisions of Decree No. 1,579/02, receiving Secured Bonds (“Bogar”) in exchange for its loans, which bonds have been disclosed in these financial statements under “Government Securities without Quotation.”
In accordance with Argentine Central Bank’s regulations, both assets have been recorded at the lower of their present value and their face value. The “present value” is defined as the “net present value” of a cash flow structure determined under contractual conditions and discounted at a rate set by the Argentine Central Bank which, as of December 31, 2005, was 4% and, as of December 31, 2004, 3.50%. The “face value” is the adjusted amount of each instrument under contractual conditions.
The assets used as collateral for the advance from the Argentine Central Bank for the subscription of the Hedge Bond were recorded at the value admitted by the Argentine Central Bank for assets used as collateral.
2.4 Financial trust debt securities and participation certificates.
The debt securities incorporated at par have been recorded at their face value; the remaining holdings were recorded according to their internal rate of return. Participation certificates are valued taking into account the participation in the assets net of liabilities that stem from the financial statements of the respective trusts.
2.5 Interest Income (Expense) Recognition.
Generally, interest income is recognized on an accrual basis using the straight line method. For loans and deposits denominated in pesos, with maturities greater than 92 days, interest is recognized on a compounded basis, which provides for an increasing effective rate over the life of the loan or deposit.
The Bank suspends the accrual of interest generally when the related loan is past due and the collection of interest and principal is in doubt. The suspension of interest corresponds to the loans classified as “with problems” and “deficient performance”, or below under the Argentine Central Bank’s classification rules. Accrued interest remains on the Bank’s books and is considered to be part of the loan balance when determining the allowance for loan losses. Interest is recognized on a cash basis after reducing the balance of accrued interest, if applicable.
For lending and borrowing transactions originally carried out in foreign currency and converted into pesos, the adjustment from the application of the CER or the CVS was accrued at year end, where applicable.
2.6 Allowance for Loan Losses and Provision for Contingencies.
The Bank provides for estimated future possible losses on loans and the related accrued interest through the establishment of an allowance for loan losses. The allowance charged to expense is determined by management based upon loan classification, actual loss experience, current and expected economic conditions, delinquency aging, and an evaluation of potential losses in the current loan portfolio. Specific attention is given to loans with evidence that may negatively affect the Bank’s ability to recover the loan and accrued interest is known.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
Related to a debtor’s classification according to the execution grade, established by BCRA from March 31, 2003, to December 31, 2003, the loan loss reserve for debtors with total indebtedness equal to or lower than Ps. 5 million with all Argentine financial institutions should be reserved exclusively based upon its past due performance. The past due performance between, December 1, 2001 and March 31, 2003, should be computed based on one day for every three days past due.
Since the beginning of the crisis in late 2001, Banco Galicia has been restructuring its loan portfolio, a process that has reached its final stage during the fiscal year 2005.
The Group has certain contingent liabilities with respect to existing or potencial claims, lawsuits and other proceedings, including those involving labor and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Group’s estimates of the outcomes of theses matters and the Group’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Group’s future results of income and financial condition or liquidity.
2.7 Equity Investments.
Equity Investments include equity investments in companies where a minority interest is held, including investments in infrastructure companies and utilities.
Under Argentine Banking GAAP, the equity method is used to account for investments where a significant influence in the corporate decision making process exists. Significant influence is considered to be present if one of the following applies:
•	Ownership of a portion of a related company’s capital granting the voting power necessary to influence the approval of such company’s financial statements and profits distribution.

•	Representation in the related company’s Board of Directors or corporate governance body.

•	Participation in the definition of the related company’s policies.

•	Existence of significant transactions between the company holding the interest and the related company (for example, when the former is the latter’s only supplier or by far its most important client).

•	Interchange of senior officers among companies.

•	Technical dependence of one of the companies on the other.
Permanent equity investments in companies where corporate decision are not influenced, in terms of the criteria listed above, are accounted for at the lower of cost or share of net book value of the investee.
2.8 Bank Premises and Equipment and Miscellaneous Assets.
Bank premises and equipment and miscellaneous assets are valued at cost adjusted for inflation (as described in Note 2.1), less accumulated depreciation.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
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
The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective fixed assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.
The residual value of the assets, taken as a whole, does not exceed their combined market value.
2.9 Intangible Assets.
Intangible assets are valued at cost adjusted for inflation (as described in Note 2.1) and are amortized on a straight-line basis over 120 months for goodwill and over a range of 60 months for organization and development costs. Under Argentine Banking GAAP, goodwill is no longer recognized as an asset when it is estimated that amounts of future income will not be sufficient to absorb the amortization of goodwill or when there are other reasons to presume that the amount of an investment that has been made will not be recovered in full.
Effective March 2003, the Argentine Central Bank established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary regulations, must also be recorded under this caption. The amortization of which must take place in a maximum of 60 equal monthly and consecutive installments as of April 2003, as described in Note 1 to the financial statements, section Legal actions requesting protection of constitutional guarantees”.
Effective December 2005, the Argentine Central Bank authorized financial institutions having granted, as of that date, new commercial loans with an average life of more than 2 years to defer the charge to income related to the amortization of amparo claims. The maximum amount to be deferred cannot exceed 50% of the growth of the new commercial loans nor 10% of financial institutions’ computable regulatory capital (“RPC”).
In addition, banks will not be able to reduce the rest of their commercial loan portfolio. This methodology will be applied until December, 2008, when the balance recorded as of that date will being to be amortized in up to 36, monthly equal and consecutive installments. Pursuant to this Communiqué, Banco Galicia has deferred Ps. 11,256.
2.10 Shareholders’ Equity.
Shareholders’ Equity accounts have been adjusted for inflation following the procedure described in Note 2.1, except for “Capital Stock” and “Paid in Capital” accounts, which have been stated at their original values. The adjustment stemming from the restatement of these accounts was allocated to the “Inflation adjustments to capital stock and paid in capital” account.
Income and expense accounts have been restated for inflation until February 28,2003.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
2.11 Minimum Presumed Income Tax and Income Tax.
Effective 1998 and for a ten year period, a Minimum Presumed Income Tax (“MPIT”) was established as a complementary component of income tax obligation. MPIT is a minimum taxation, which assesses at the tax rate of 1% of certain assets. Ultimately, the tax obligation will be the highest of MPIT and income tax. For financial entities, the taxable basis is 20% of their computable assets. If in a fiscal year, the MPIT obligation exceeds the income tax liability, the surplus will be available as a credit against future income tax.
The Bank has recognized the tax on minimum notional income accrued in the current year and paid in prior years as an asset, because it expects to be able to compute it as a payment on account of income tax in future years.
Recognition of this payment on the Bank’s account and its recoverability arises from the ability to generate sufficient taxable income in future years. Based on projections prepared in conformity with the provisions of Argentine Central Bank Communiqué “A” 4111 and supplementary rules, the Group recorded an asset related to the MPIT amounting to Ps.170,989 as of December 31, 2005 and Ps. 138,010 as of December 31, 2004.
          Below is a detail of the Bank’s tax credits and their expected offsetting date:

Tax credit	Date of generation	Probable offsetting date
11.702	2001	2011
45.158	2002	2011
43.004	2003	2011
42.037	2004	2011
26.496	2005	2011
In addition, as of December 31, 2005, the Bank’s subsidiaries recorded an asset relating to MPIT for Ps. 1,615, while as of December 31, 2004 it amounted to Ps. 20,611.
Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and therefore income taxes for Banco Galicia are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-bank subsidiaries have recognized a deferred tax asset at December 31, 2005 and 2004.
For the purposes of U.S. GAAP reporting, Grupo Galicia applies SFAS No. 109 “Accounting for Income Taxes”. Under this method, income taxes are recognized based on the assets and liability method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax basis of the Grupo Galicia’s assets and liabilities. Deferred tax assets are recognized if it is more likely than not that such assets will be realized.
2.12 Statements of Cash Flows.
The consolidated statements of cash flows were prepared using the measurement methods prescribed by the Argentine Central Bank, but in accordance with the presentation requirements of Statement of Financial Accounting Standards No. 95: Statement of Cash Flows (“SFAS No. 95”).

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
2.13 Use of estimates.
The preparation of financial statements in conformity with Argentine Banking GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities, at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
3. Restricted Assets and Other Contingent Liabilities.
Pursuant to Argentine Central Bank regulations, Banco Galicia must maintain a monthly average liquidity level. Computable assets for paying the minimum cash requirement are cash and the checking accounts opened at the Argentine Central Bank.
The minimum cash requirement at the end of each fiscal year was as follows (as measured in average daily balances):

	December 31,
	2005		2004
Peso balances	Ps.	758,124	Ps.	738,056
Foreign currency balances		418,710		367,582
Certain of the Group’s other assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

	December 31,
	2005		2004
Funds and securities pledged under various arrangements	Ps.	217,090	Ps.	190,681
Share on equity investments (*)		24,094		24,094
Deposits in the Argentine Central Bank, frozen under Argentine Central Bank regulations		1,450		2,018
Loans granted as collateral		5,483,982		5,890,424
Loans pledged and real property as collateral-Banco Galicia Uruguay S.A.(**)		497,281		607,274

Total	Ps.	6,223,897	Ps.	6,714,491

(*)	Shares the transferability of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of certain concession contracts signed.
Banco Galicia has granted a senior pledge on all of its shares of Correo Argentino S.A. in favor of the International Finance Corporation, the Inter American Development Bank and a syndicate of local institutions, as collateral of financing granted to that company.
This was authorized by the Argentine Central Bank through resolution No. 408 dated September 9, 1999.
On November 19, 2003, the Government terminated the concession contract awarded to Correo Argentino S.A. On October 27, 2004, the Appeals Court sustained the claim filed by the company,

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
leaving without effect the declaration of bankruptcy and converting the proceeding into a Cram Down process, pursuant to Section 48 of the Insolvency and Bankruptcy Law.
On March 25, 2004, the guarantee for Ps. 7,265 provided in favor of the Government as security for compliance with the concession of Correo Argentino S.A. was enforced. The related claim was proved as a possible claim in Correo Argentino S.A.’s reorganization proceeding. Banco Galicia paid the guarantee under the conditions established by the National Communications Commission and notice of this payment was given in the Correo Argentino S.A.’s reorganization proceeding.
Under the sponsor support agreement, Banco Galicia was liable for 14.53% of Correo Argentino S.A.’s financial debt with its financial creditors, in the event of early termination of the concession for any reason, including bankruptcy.
Thus, Boden 2012 for a face value of US$ 9,458,500 was delivered to the IFC, Ps. 4,606 were paid to Banco Río, Boden 2012 for a face value of US$ 9,508,945 was delivered to the Inter-American Development Bank (IDB) and Ps. 5,527 were paid to Citibank, thus complying with all of the payment obligations towards those entities.
Both the investment and the receivables have been written off from assets.
As a shareholder of the concessionaries, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., Banco Galicia has guaranteed their compliance with certain obligations arising from the concession contracts signed by these companies.
In addition, the Bank and the other shareholders have committed, in certain circumstances, to provide financial support to those companies if they were unable to honor the commitments they have undertaken with international financial institutions.
Aguas Cordobesas S.A.: The Bank, as a shareholder and proportionally to its 10.833% interest, is jointly responsible, before the Provincial State, for contractual obligations deriving from the concession contract during the entire term thereof.
Should any of the other shareholders fail to comply with the commitments deriving from their joint responsibility, the grantor may force Banco Galicia to assume the unfulfilled commitment, but only in the proportion and to the extent of the interest held by the Bank.
Aguas Provinciales de Santa Fe S.A.: After the fiscal year end, the meeting of the shareholders of Aguas Provinciales de Santa Fe S.A. held on January 13, 2006, approved the early dissolution and liquidation of said company.
The Bank voted against this decision because it deemed it contrary to the corporate interests, and requested the calling of a new meeting to reactivate and capitalize the company thus allowing its continuity.
On January 31, 2006, Decree No. 243 issued by the government of the Province of Santa Fe terminated the concession contract due to the concessionaire deriving from the dissolution of the company decided by the majority shareholders during the abovementioned shareholders’ meeting.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
On the basis of information known as of December 31, 2005, the Bank has established a reserve for the estimated amount of the related contingencies for credits granted and commitments assumed.
Aguas Argentinas S.A.: at the date that these financial statements were prepared, Aguas Argentinas S.A. continues negotiating with the Argentine Government in relation to its activities, which are being followed up and analyzed by Banco Galicia’s management on a regular basis.
As of December 31, 2005, the Bank recorded Ps.15,240 as collateral for credit lines granted by the IFC, with the loans having been granted using such resources having been allocated as collateral for such credits lines.
(**) Under a fixed pledged agreement signed on July 24, 2003 and registered with the Registry of Property —Movable Property — Pledges Division of Montevideo — Uruguay, on August 5, 2003, Galicia Uruguay S.A.’s credit rights against all of its debtors have been pledged in favor of the holders of transferable time deposit certificates and/or negotiable obligations issued in compliance with the debt restructuring plan approved.
4. Interest-Bearing Deposits with Other Banks
At December 31, 2005 and 2004, the overnight foreign bank interest-bearing deposits included in loans amounted to Ps. 212,851 and Ps. 379,192, respectively.
5. Government and Corporate Securities
The government and corporate securities classification set forth below was determined in accordance with Argentine Banking GAAP.
Government and corporate securities consist of the following at the respective balance sheet dates:

	December 31,
	2005		2004
Government Securities
With quotation:
Recorded at market value
For trading purposes:
Government Bonds	Ps.	20,873	Ps.	31,488
Argentine Treasury Bonds		—		5,268
Other		356		349
Less: Valuation allowances		(353)		(346)

Total trading securities	Ps.	20,876	Ps.	36,759

Recorded at amortized cost In investment accounts Government Bonds (Boden 2012)		650,924		601,264

Total securities in investment accounts	Ps.	650,924	Ps.	601,264

Securities issued by the Argentine Central Bank
Securities with quotation		699,041		456,359
Securities without quotation		5,426		52,185

Total Securities issued by the Argentine Central Bank	Ps.	704,467	Ps.	508,544

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)

	December 31,
	2005		2004
Without quotation
Fiscal Tax Credit Certificate (*)		34,458		78,232
Government Bonds		4,556,613		3,543,751
Argentine Treasury Bonds		—		749,729
Other		—		4
Less: Valuation allowances		—		(272)

Total Without quotation securities		4,591,071		4,371,444

Total government securities	Ps.	5,967,338	Ps.	5,518,011

Corporate Securities
Shares		376		—
Marketable Negotiable obligations		4,042		16,086
Less: Valuation allowances		—		—

Total corporate securities	Ps.	4,418	Ps.	16,086

Total government and corporate securities	Ps.	5,971,756	Ps.	5,534,097

(*)	Government securities collateralized by future tax payments.
6. Loans.
The lending activities of the Bank consist of the following:
- Loans to the non-financial public sector: loans to the federal and provincial governments of Argentina.
- Loans to the financial sector: loans to local banks and financial entities.
- Loans to the non-financial private sector and residents abroad: include the following types of lending:
Overdrafts — short-term obligations drawn on by customers through overdrafts.
Promissory Notes — endorsed promissory notes, discounted and purchased bills and factored loans.
Mortgage loans — loans to purchase or improve real estate and collateralized by such real estate or commercial loans secured by real estate.
Pledge loans — loans where collateral is pledged as an integral part of the loan document.
Credit card loans — loans to credit card holders.
Consumer loans — loans to individuals.
Others — includes mainly short-term placements in foreign banks.
Pursuant to Argentine Central Bank regulations, financial entities must disclose the breakdown of its loan portfolio to: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad. In addition, financial entities must disclose the type of collaterals established on the applicable loans to the non-financial private sector and the pledges granted on loans (preferred guarantees relative to a registered senior pledge).
As of December 31, 2005 and 2004, the classification of the Group’s loan portfolio was as follows:

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)

	December 31,
	2005		2004
Non-financial public sector	Ps.	5,235,869	Ps.	4,558,873
Financial sector (Argentine)		128,203		150,530
Non-financial private sector and residents abroad		5,619,015		4,361,393
- With preferred guarantees		838,540		1,190,024
- With other guarantees		1,024,542		601,513
- Unsecured		3,755,933		2,569,856

Subtotal		10,983,087		9,070,796

Allowance for uncollectibility risks (See Note 7)		(427,911)		(632,619)

Total	Ps.	10,555,176	Ps.	8,438,177

The Bank also records its loan portfolio by industry segment. The following industry segments comprised the most significant loan concentrations at December 31, 2005 and 2004, respectively:

	December 31,
	2005	2004
Financial services industry	3,13%	5,87%
Public sector	47,67%	50,26%
Agriculture and livestock	7,00%	5,72%
Consumer	17,84%	15,82%
The Bank granted loans to certain related parties including related officers and consolidated companies. Total loans outstanding at December 31, 2005 and 2004, amounted Ps. 44,673 and Ps. 44,329 respectively, and the change from December 31, 2004 to December 31, 2005 reflects payments amounting to Ps. 4,339 and advances of Ps. 9,888. Furthermore, there were CER adjustments and foreign exchange differences of Ps. (5,205) on the above-mentioned portfolio between those dates.
Such loans were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and, in management’s opinion, such loans represent normal credit risk.
7. Allowance for Loan Losses.
The activity in the allowance for loan losses for the fiscal years ended December 31, 2005, 2004 and 2003, was as follows:

	December 31,
	2005		2004		2003
Balance at beginning of year	Ps.	632,619	Ps.	1,177,315	Ps.	1,681,836
Provision charged to income		61,071		179,335		217,057
Prior allowances reverse		(96,240)		(210,284)		(402,049)
Inflation and foreign exchange effect and other adjustments		4,957		7,580		(52,230)
Loans charged off		(174,496)		(521,327)		(267,299)

Balance at end of year	Ps.	427,911	Ps.	632,619	Ps.	1,177,315

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
The inflation effect represents the monetary gain by restating the allowance for loan losses to constant pesos of February 28, 2003.
Certain loans, principally small loans, are charged directly to income and are not reflected in the activity in the allowance for loan losses. The “Loan loss provision” in the accompanying statements of income includes:

	December 31,
	2005		2004		2003
Provisions charged to income	Ps.	61,071	Ps.	179,335	Ps.	217,057
Direct charge-offs		6,068		8,951		14,020
Other receivables losses		8,430		993		52,913
Financial leases		1,161		953		2,438

	Ps.	76,730	Ps.	190,232	Ps.	286,428

Prior year allowances that have been reversed in 2005, 2004 and 2003 in the amount of Ps. 96,240, Ps. 210,284 and Ps. 402,049 are included under the caption “Miscellaneous Income” in the accompanying income statement.
The Bank has entered into certain troubled debt restructuring agreements with customers. The Bank eliminates any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses. Loans under such agreements amounted to Ps. 478,667 , Ps. 231,855 and Ps. 92,148 at December 31, 2005, 2004 and 2003, respectively.
8. Other Receivables Resulting from Financial Brokerage.
The composition of other receivables from financial brokerage, by type of guarantee, is as follows:

	December 31,
	2005		2004
Preferred guarantees, including deposits with The Argentine Central Bank	Ps.	137,379	Ps.	91,735
Other guarantees		483		1,009
Unsecured (1) (2)		6,059,761		6,632,655
Less: Allowance for doubtful accounts		(35,242)		(27,711)

	Ps.	6,162,381	Ps.	6,697,688

(1)	Includes Ps. 4,154,989 and Ps 4,732,288. as of December 31, 2005 and 2004, respectively, of “Compensation to be received from the National Government”.

(2)	Includes Ps. 279,033 and Ps. 326,455 of reverse repos of Boden 2012 as of December 31, 2005 and 2004, respectively.
As of December 31, 2005 and 2004 the Company did not have any outstanding forward contracts.
The breakdown of the caption “other” included in the balance sheet was as follows:

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)

	December 31,
	2005		2004
Mutual funds	Ps.	33,402	Ps.	35,108
Galtrust I		536,509		665,102
Other financial trust participation certificates		453,850		492,434
Accrued commissions		14,818		14,411
Others		318,478		317,538

	Ps.	1,357,057	Ps.	1,524,593

9. Equity Investments.
Equity investments in other companies held by the Bank consisted of the following at the respective balance sheet dates:

	December 31,
	2005		2004
In Financial Institutions, complementary and authorized activities
Banelco S.A.	Ps.	7,219	Ps.	4,972
Visa Argentina S.A.		951		951
Mercado de Valores de Buenos Aires S.A.		8,190		6,920
Banco Latinoamericano de Exportaciones S.A.		1,572		1,542
Other		2,288		2,255

Total equity investments in Financial Institutions, complementary and authorized activities	Ps.	20,220	Ps.	16,640

In Non-financial Institutions
Aguas Argentinas S.A.	Ps.	23,370	Ps.	23,370
Inversora Diamante S.A.		12,944		12,944
Inversora Nihuiles S.A.		15,750		15,750
Electrigal S.A.		5,455		5,455
Aguas Provinciales de Santa Fe S.A.		10,771		10,771
A.E.C. S.A.		6,139		6,139
Aguas Cordobesas S.A.		8,911		8,911
Tradecom International N.V.		6,683		8,040
Other		6,181		3,723

Total equity investments in non-financial institutions	Ps.	96,204	Ps.	95,103

Allowances	Ps.	(31,304)	Ps.	(28,924)

Total Equity investments	Ps.	85,120	Ps.	82,819

10. Fixed Assets and Intangible Assets.
The major categories of Grupo Galicia’s premises and equipment and accumulated depreciation, as of December 31, 2005 and 2004 were as follows:

	December 31,
	2005		2004
Land and buildings	Ps.	558,317	Ps.	553,384
Furniture and fixtures		132,874		127,135
Machinery and equipment		213,056		198,091
Vehicles		507		407
Others		6,424		6,050
Accumulated depreciation		(426,980)		(395,885)

	Ps.	484,198	Ps.	489,182

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
Depreciation expenses of the years ended December 31, 2005, 2004 and 2003, was Ps. 36,450, Ps. 38,091 and Ps. 50,542, respectively.
The major categories of intangible assets as of December 31, 2005 and 2004 were as follows:

	December 31,
	2005		2004
Goodwill, net of accumulated amortization of Ps. 174,884 and Ps. 154,214, respectively	Ps.	85,003	Ps.	115,080
Organization and development expenses, net of accumulated amortization of Ps. 187,064 and Ps. 239,402 respectively		57,580		71,496
Legal actions related to the payment of deposits (“amparo claims”), net of accumulated amortization of Ps. 332,425 and Ps. 198,890 respectively (see Note 2.9)		347,777		451,428

	Ps.	490,360	Ps.	638,004

Total amortization expenses of the years ended December 31, 2005, 2004 and 2003, was Ps. 182,713, Ps. 193,744 and Ps. 163,390, respectively.
Organization and development expenses included software and the related implementation services purchased from third parties, with a net book value of Ps. 48,178 and Ps. 63,309 at December 31, 2005 and 2004, respectively.
The table below shows the components of goodwill by type of activity for the periods presented.

	December 31,
	2005		2004
Investment	Ps.	684	Ps.	5,096
Banking		54,706		70,731
Regional Credit Card companies		29,613		39,253

	Ps.	85,003	Ps.	115,080

11. Miscellaneous Assets.
Miscellaneous assets consisted of the following as of December 31, 2005 and 2004:

	December 31,
	2005		2004
Construction in progress	Ps.	114,652	Ps.	77,088
Deposits on fixed asset purchases		5,546		3,153
Stationery and supplies		3,170		2,654
Real estate held for sale		16,328		12,835
Assets acquired through foreclosures		—		5,020
Others		59,456		59,283

	Ps.	199,152	Ps.	160,033

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
12. Allowances and Provisions.
Allowances on other assets and reserves for contingencies were as follows:

	December 31,
	2005		2004
Allowances against asset accounts:
Government and Corporate securities	Ps.	353	Ps.	618
Other receivables resulting from financial brokerage, for collection risk (a)		35,242		27,711
Assets under financial leases (a)		2,521		2,493
Equity investments in other companies (b)		31,304		28,924
Miscellaneous receivables, for collection risk (a)		77,626		36,911

Reserves for contingencies:
For severance payments (c)		1,648		2,551
Litigations (d)		40,567		27,230
Related to commitments undertaken with public services companies (e)		13,000		83,909
Claims related to pesification disputes and other contingencies (f)		177,503		375,442
Sundry liabilities arising from credit card activities (g)		16,909		8,543
Other commitments (h)		8,747		20,131
Total reserves for contingencies	Ps.	258,374	Ps.	517,806

(a) Based upon an assessment of debtors’ performance, economic and financial situation and the guarantees collateralizing their respective transactions.
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
(e) See Note 3 — Restricted Assets.
(f) As of December 2004 includes allowances for Ps. 230,944 to cover the probable effect of an unfavorable resolution of matters challenged by the Argentine Central Bank related to the amounts due for Compensatory and Hedge Bonds. In April 2005, the Bank settleted the total amount of the bonds to be received of Compensation and Hedge Bond for US$ 2,178,030.
(g) Reserves for rewards to be given under a credit card reward program, for a guarantee of credit card receivables and for the estimated liability for the insurance of the payment of credit card balances in the event of the death of the credit card holder.
(h) Represents contingent commitments in connection with customers classified in categories other than the “normal” categories under Argentine Banking GAAP.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
13. Other Liabilities Resulting from Financial Brokerage— Argentine Central Bank.
The Bank borrows funds under various credit facilities obtained from the Argentine Central Bank for specific purposes as follows:

	December 31,
	2005		2004
Description
Contractual Long-term liabilities:
Advance for the acquisition of national government bonds in U.S. Dollars (*)	Ps.	3,057,572	Ps.	2,571,125
Argentine Central Bank’s financial assistance (*)		5,299,994		5,690,864
Total long-term liabilities	Ps.	8,357,566	Ps.	8,261,989
Contractual Short-term liabilities:
Other Central Bank Obligations		319		986

Total short-term liabilities	Ps.	319	Ps.	986

Accrued interest (**)		254,024		165,742

	Ps.	8,611,909	Ps.	8,428,717

(*)	See Note 32 “Compensation to financial institutions”.

(**)	Accrued interest on the advance for the purchase of the hedge bond was Ps. 239,077 and Ps.149,618 at December 31, 2005 and 2004, respectively. The maturity of this advance will be determined when the Hedge Bond is received.
As of December 31, 2005, maturities of the Argentine Central Bank’s liquidity loans for each of the following five fiscal years and thereafter are as follows:

2006		420,597
2007		305,208
2008		534,083
2009		2,482,414
2010		972,876
Thereafter		584,816

	Ps.	5,299,994

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
14.	Other Liabilities Resulting from Financial Brokerage- Banks and International Entities, and Loans from Domestic Financial Institutions.
The Bank also borrows funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

	December 31,
	2005		2004
Description
Bank and International Entities
Long Term Liabilities
Floating Rates Banks Loans 2010 (i)	Ps.	140,720	Ps.	137,378
Floating Rates Banks Loans 2014 (ii)		261,877		256,181
Commodity Credit Corp (C.C.C) 2014 (iii)		286,779		280,543
Floating Rates Banks Loans 2019 (iv)		37,903		35,279
Trade A		—		32,574
New York		19,618		30,233
Other lines of foreign banks		15,158		205

Total long-term liabilities	Ps.	762,055	Ps.	772,393

Total Banks and International Entities	Ps.	762,055	Ps.	772,393

Domestic and Financial Institutions
Long term liabilities:
BICE (Banco de inversión y Comercio Exterior)		70,056		75,978
Other lines of domestic banks		89,603		—

Total long term liabilities	Ps.	159,659	Ps.	75,978

Short-term liabilities:
BICE (Banco de inversión y Comercio Exterior)		—		38,586
Other lines of credit from domestic banks		60,763		76,631

Total Domestic and Financial Institutions	Ps.	220,422	Ps.	191,195

TOTAL	Ps.	982,477	Ps.	963,588

Accrued interest on the above liabilities for Ps 20,996 and Ps. 24,343 at December 31, 2005 and 2004, respectively, and is included in “Others” under the caption “Other Liabilities Resulting from Financial Brokerage” in the accompanying balance sheet.
Loans from Banco de Inversión y Comercio Exterior (BICE) for financing investment projects, increasing the export capacity and financing the Global Multisectorial Credit Program carry interest at floating rates (Libor) for loans in dollars, with original maturity ranging between 4 years and 5 years, and adjusted by CER plus 4% for borrowing in pesos, with original maturities of 6 years.
The remaining Long term debt of Ps. 921,714 correspond mainly to: (i) the foreign restructured Bank debt completed in May 2004 , (ii) restructured New York branch debt of Ps 19,618 (ii) debt with domestic Banks of Credit Cards Companies and (iii) line of credit from IFC of Ps. 15,158, for financing investment proyects. Through the restructuring of debt, the Bank exchanged its previous loans to CII, IFC, FMO and others foreign Banks, with accrued interest between 4.25% and 6.12%, and maturities mainly between 2002 and 2008 to the following obligations:
(i)	Ps. 140,720 Libor plus 350 basis points loans due in 2010 with 8 bianually payments, starting from July 1, 2006.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
(ii)	Ps. 261,877 Libor plus 85 basis points loans due in 2014 with bianually payments starting from January 1, 2010.

(iii)	Ps. 286,779 interest rate set up loans due in 2014 with bianually payments, starting from July,1st, 2010. The interest rate will increase 100 basis points annually starting with 3% in 2004, through 7% in 2008 and thereafter:

(iv)	Ps. 37,903 Libor plus 578 basis points loans due in 2019 with a bullet payment.
As of December 31, 2005, maturities of the above long-term loans for each of the following five fiscal years and thereafter were as follows:

Long Term Liabilities
2006		90,539
2007		105,244
2008		80,915
2009		39,924
2010		140,457
Thereafter		464,635

	Ps.	921,714

As of December 31, 2005 the Bank had available lines of credit with IFC (International Financial Corporation) for approximately U$S 20.0 million.
15. Other Liabilities Resulting from Financial Brokerage — Negotiable Obligations.
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

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)

		Annual
		Interest	December 31,
	Maturity	Rate	2005		2004
Negotiable Obligations (1)
Long-term liabilities:
9% Notes Due 2003	2003	9.00%		19,356		34,649
(Semi-annual interest, principal payable at maturity)
4th Series Floating Rate Notes Due 2005	2005	4.00%		2,695		2,399
(Semi-annual interest, principal payable every six months)
6th Series 7.875% Notes Due 2007	2007	7.88%		146,795		216,049
(Semi-annual interest, principal payable at maturity)
7th Series Floating Rate Notes Due 2007	2007	7.95%		87,229		128,449
(Semi-annual interest, principal payable at maturity)
Tarjeta Naranja Class I	2007	CER+1.68%		40,781		—
(Quarterly interest, principal payable at maturity)
Banco Galicia — Due 2010- Libor +350 PB	2010	7,19%		1,059,917		1,035,295
(Semi-annual interest payments)
Banco Galicia Uruguay S.A. Unsubordinated	Various	Various		172,935		556,430
(restructured deposits) (Annual interest, principal payable every year)
Banco Galicia — Due 2014	2014	4.00%		1,391,707		1,361,999
(Semi — annual interest)
Banco Galicia — Subordinated Due 2019	2019	11.00%		431,024		380,077
(Semi-annual interest, principal payable at maturity)
Total long-term liabilities			Ps.	3,352,439	Ps.	3,715,347

Short-term liabilities:

Tarjetas del Mar	2002	14.92%	Ps.	—	Ps.	10
(Fixed Interest, principal payable at maturity)
Tarjeta Cuyanas S.A.	2005	8.00%		—		13,372
(Fixed Interest, principal payable at maturity)
Tarjeta Naranja Class II.	2006	11.00%		41,433		—
(Semi-annual interest, principal payable at maturity)
Tarjeta Naranja Class III.	2006	CER + 1.75%		41,020		—
(Bimonthly interest, principal payable in july 2006, september 2006 and november 2006)
Tarjeta Naranja Class IV	2006	6.50%		27,034		—
(Semi-annual interest, principal payable at maturity)
Tarjeta Cuyanas S.A. S XVI	2006	CER + 1.50%		21,532
(Quarterly Interest, principal payable at maturity)
Total short-term liabilities				131,019		13,382
			Ps.	3,483,458	Ps.	3,728,729

(1)	Only principal, except Subordinated Obligations including interests for Ps. 22,937.
As of December 31, 2005, Interest and principal on all of the above debt securities are payable in U.S. dollars except of Tarjeta Naranja (Class I, II and III) and Tarjetas Cuyanas (Serie XVI) which are payable in Pesos.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
Accrued interest on the above liabilities for Ps. 86,171 and Ps. 73,783 at December 31, 2005 and 2004, respectively, was included in “Other” under the caption “Other Liabilities Resulting from Financial Brokerage “ in the accompanying balance sheet.
Long term Negotiable Obligations are as follow:
(i)	Ps. 146,795 of fixed rate debt and Ps. 87,229 of floating rate debt, corresponding to the bank’s former New York branch restructured debt
(ii)	Ps. 22,051 of “hold out” debt corresponding to “9% notes due 2003” and “4th series floating rate notes due 2005”.
(iii)	Ps. 172,935 of Uruguay negotiable obligations issued to restructure deposits , due 2008 and 2011.
(iv)	Ps. 1,059,917 and Ps. 1,391,707 of the Bank reestructured foreign debt, due 2010 and 2014 respectively.
(v)	Ps. 431,024 of debt issued as subordinated negotiable obligations, due 2019, corresponding to the Bank’s restructured foreign debt.
(vi)	Ps. 40,781 of Tarjeta Naranja S.A. negotiable obligations, due 2007.
The obligations assumed under conditions of above items (iv) and (v), correspond to exchanged debt from International Entities (IFC, IIC and FMO), with original range of interest rates between 3.25% and 5.56%, and maturities between 2002 and 2009, and holders of prior issues, with interest rates between 4% and 9%.
Long-term negotiable obligations as of December 31, 2005 mature as follows:

Hold Outs		22,051
2006		274,135
2007		447,407
2008		289,855
2009		297,007
2010		473,786
Thereafter		1,548,198

Total	Ps.	3,352,439

16. Directors’ and Syndics’ Fees.
The breakdown of the caption “Directors’ and Syndics’ Fees” in the income statement is as follows:

	December 31,
	2005		2004		2003
GFG directors’ fees	Ps.	210	Ps.	80	Ps.	—
GFG syndics’ fees		454		169		123
Banco Galicia directors’ fees		390		260		200
Banco Galicia syndics’ fees		550		425		410
Subsidiary companies directors’ and syndics’ fees		4,189		3,106		1,184

	Ps.	5,793	Ps.	4,040	Ps.	1,917

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
As of December 31, 2005, Other Income and Expenses caption includes a once-only expense of Ps. 12,000, in recognition of the efforts of Banco Galicia Board of Directors during the period between July 2001 and December 2004.
17. Contributions to the Bank Employees’ Social Services Institute (the “ISSB”).
The 2% contribution on interests and fees received by Banks, established by Section 17, paragraph f) of Law No. 19,322, was reduced to 1% as of July 1, 1996, and finally eliminated by Decrees No. 263/96 and 915/96 on July 1, 1997. In addition, Decree No. 336/98 of the National Executive Branch, dated March 26, 1998, eliminated the ISSB and created a new institution called Bank Employees’ Health Care System (“OSBA”), which is not deemed to be a successor of the ISSB.
In April 1998, OSBA filed a final action against the Bank, claiming to be the successor to the ISSB; in response to this, the Bank brought a counter-claim calling for a stay before the Federal Court of First Instance on Social Security Matters No. 5, requesting that a resolution be issued stating that the contribution had been repealed and that OSBA was not a successor to the ISSB. The counter-claim also requested a preliminary injunction (which was granted) to prevent OSBA from bringing legal action or conducting reviews on the basis of Section 17, clause f) of Law No. 19,322 until a final judgment is issued. The preliminary injunction was successful. The lower and upper courts rendered a judgment stating that OSBA is not the successor to the ISSB and that, therefore, it is not entitled to claim or collect said contribution. This is a final judgment and has already been confirmed.
In addition, OSBA has brought a declaratory judgment action in the federal administrative courts against all institutions in the financial system, claiming that the decrees that eliminated the contribution be declared null and unconstitutional. Considering the legal risks involved in this court action, the Bank has negotiated an agreement on the disputed matters, without recognizing rights, so long as OSBA agrees to abandon the abovementioned legal action and any other judicial and/or administrative action, whether filed or that may be filed in the future, in connection with this issue. This agreement has been approved by the Federal Court of First Instance on Administrative Litigation No. 4 in the case identified above, which reduces the potential risk an unfavorable resolution would entail.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
18. Balances in Foreign Currency.
The balances of assets and liabilities denominated in foreign currencies (principally in U.S. dollars) are as follows:

	December 31,
	2005		2004
Assets:
Cash and due from banks	Ps.	514,267	Ps.	284,806
Government and corporate securities		657,708		1,397,351
Loans		1,038,424		879,809
Other receivables resulting from financial brokerage		4,504,840		5,132,504
Equity investments in other companies		4,823		3,072
Miscellaneous receivables		74,825		76,639
Bank premises and equipment		11,362		11,945
Intangible assets		898		—
Miscellaneous assets		39		39
In process items		239		80

Total	Ps.	6,807,425	Ps.	7,786,245

Liabilities:
Deposits	Ps.	1,309,353	Ps.	1,411,162
Other liabilities resulting from financial brokerage		4,439,786		4,744,901
Sundry liabilities		12,662		1,512
Subordinated Negotiable Obligations		431,024		380,077
Provisions		831		—
In process items		3,219		5,893

Total	Ps.	6,196,875	Ps.	6,543,545

19. Transactions with Related Parties.
Grupo Galicia entered into certain transactions with subsidiaries and equity-method investees during the fiscal years ended December 31, 2005, 2004 and 2003, with the following revenues and expenses:

	December 31,
	2005		2004		2003
Revenues recognized(*)	Ps.	32,342	Ps.	34,162	Ps.	2,974
Expenses incurred		1,078		959		797

(*)	Interests and adjustments from time deposits of Banco Galicia Ps. 622 and Ps. 171 as of december 31, 2005 and 2004, interests from negotiable obligations of Banco Galicia Ps. 30,898 and Ps. 32,584 as of december 31, 2005 and 2004, and interest from negotiable obligations of Galicia Uruguay Ps. 1,258 as of december 31, 2004.
Additionally, the group in accordance with resolution of our shareholders’ meeting held on April 22, 2004 has provissioned and paid the personal assets tax of the group’s shareholders of fiscal year 2005, 2004 and 2003 amounted to Ps. 3,669, Ps. 3,674 and Ps. 3,583, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
20. Breakdown of Captions Included in the Income Statement.

	December 31,
	2005		2004		2003
Financial Income
Interest on other receivables resulting from financial brokerage:
Interest on purchased certificates of deposits		4,367		3,006		11,839
Compensatory Bond		133,446		69,541		70,340
Additional interest on current accounts and special accounts with the Argentine Central Bank		16,453		6,816		4,294
Other		11,629		10,654		12,190

	Ps.	165,895	Ps.	90,017	Ps.	98,663

Other
Difference in quotation of gold and foreign currency transactions		58,734		51,426		12,613
Premiums on foreign currency transactions		3,865		—		—
Interest on pre-export and export financing		21,501		12,514		7,580
Result from other credits by financial brokerage		—		62,876		—
Other		15,126		5,285		3,464

	Ps.	99,226	Ps.	132,101	Ps.	23,657

Financial Expenses
Interest on other liabilities resulting from financial brokerage:
Discounts on negotiable obligations		102		352		672
Interest on negotiable obligations		182,394		38,956		139,595
Interest on other liabilities resulting from financial brokerage from other banks and international entities		86,780		133,250		200,300

	Ps.	269,276	Ps.	172,558	Ps.	340,567

Other interest:
Interest on Argentine Central Bank loans		193,426		—		15
Interests on financial assistance		—		199,079		336,305
CER adjustment on Argentine Central Bank advances		79,124		56,582		50,442
Other		61,848		67,584		22,002

	Ps.	334,398	Ps.	323,245	Ps.	408,764

Other:
Contributions to the deposit insurance system		12,059		15,176		12,715
Premiums on repo transactions		16,235		4,423		—
Contributions and taxes on financial income		36,700		33,656		18,939
Difference in quotation of gold and foreign currency		—		—		111,182
Charge for impairment of loans		—		3,720		10,511
Other		4,019		169		—

	Ps.	69,013	Ps.	57,144	Ps.	153,347

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)

	December 31,
	2005		2004		2003
Income from services
Other
Commissions on credit cards		198,086		167,831		126,441
Safety rental		7,928		6,230		5,111
Other		63,092		49,497		38,618

	Ps.	269,106	Ps.	223,558	Ps.	170,170

Expenses for services
Other
Gross revenue taxes	Ps.	25,269	Ps.	23,960	Ps.	13,340
Linked with credit cards		33,609		21,996		17,275
Other		9,187		5,904		4,506

	Ps.	68,065	Ps.	51,860	Ps.	35,121

Administrative expenses
Other operating expenses
Rentals		21,036		17,141		19,577
Electricity and communications		31,115		27,082		27,234
Amortization of organization and development expenses		36,480		47,235		59,547
Depreciation of bank premises and equipment		36,450		38,091		50,542
Maintenance and repair expenses		27,905		24,929		22,724
Other operating expenses		34,237		25,505		24,975

	Ps.	187,223	Ps.	179,983	Ps.	204,599

Miscellaneous income
Other
Interest on miscellaneous receivables		15,426		15,461		6,922
Premiums and commissions from insurance business		64,913		89,315		44,422
Other		30,722		29,572		46,461

	Ps.	111,061	Ps.	134,348	Ps.	97,805

Miscellaneous losses
Other
Claims		1,303		1,270		775
Amortization of goodwill		24,574		25,499		25,963
Commissions and expenses on insurance business		54,476		78,511		52,367
Other		44,185		51,839		76,206

	Ps.	124,538	Ps.	157,119	Ps.	155,311

21. Income Taxes.
The income tax amounts estimated for the fiscal years ended December 31, 2005, 2004 and 2003, amounted to Ps.19,302, Ps. 43,818 and Ps. 590, respectively. The statutory income tax rate at December 31, 2005, 2004 and 2003 was 35%. At December 31, 2005 the Group had tax loss carryforwards in the approximate amount of Ps. 2,488,837 that may reduce future year’s taxable income for income tax purposes. Such tax loss carryforwards expire over in the following five years.
At December 31, 2005 and 2004, the consolidated Group’s MPIT available to credit future income tax amount to Ps. 170,989 and Ps. 138,010. Such MPIT expire over the following ten years.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
22. Shareholders’ Equity and Restrictions Imposed on the Distribution of Profits.
The distribution of retained earnings in the form of dividends is governed by the Corporations Law and Resolution 290/97 of the CNV. These rules oblige Grupo Galicia to transfer 5% of its net income to a legal reserve until the reserve reaches an amount equal to 20% of the company’s capital stock.
In the case of Banco Galicia, Argentine Central Bank rules require 20% of the profits shown in the income statement plus (less) prior year adjustments to be allocated to a legal reserve. This proportion applies regardless of the ratio of the legal reserve to the capital stock.
According to Article 70, of Commercial Law 19550, in case Legal reserve decreases for any reason dividends can not be distribute until its recovery.
Furthermore, through Resolution 81/02 dated February 8, 2002, the Argentine Central Bank established that for as long as the financial assistance owed to the Argentine Central Bank is outstanding, the Bank may not distribute dividends or any other return on capital in cash, remit profits or make payments for fees, interests or compensation related to results.
Also, the loan agreements entered into by Banco Galicia as part of its foreign debt restructuring limit the Bank’s ability to directly or indirectly declare or pay dividends, or make distributions in relation to shares of common stock, except for stock dividends or distributions. It was also established that such restriction will not apply to dividends paid to said Entity by a consolidated subsidiary.
Notwithstanding this, those agreements contemplate that Banco Galicia may directly or indirectly declare or pay dividends, and may permit its subsidiaries to do so, if: (i) no Default or Event of Default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding Senior Debt were to be equal to or less than fifty percent (50%) of the amount of originally issued total Senior Debt ; and (iii) the Bank were to repay two US dollars (US$ 2) of Long-Term Debt principal for each US dollar (US$ 1) paid as dividends.”
Communiqué “A” 3785 provides that financial institutions which receive national government bonds in compensation within the framework of Sections 28 and 29 of Decree 905/02, may record them at their face value; while using this procedure, financial institutions may not distribute cash dividends, except for the amount of profits in excess of the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to legal reserve and to the reserve established by the bank’s by-laws, and the same treatment will be given to those institutions which decide to exchange the compensating bonds for promissory notes issued by the national government.
The Ordinary and Extraordinary Shareholders’ Meeting of Banco Galicia held on April 28, 2005 resolved that the negative balance in the “Retained earnings” account be absorbed by partially using the Legal Reserve. Section 70 of the Corporations Law establishes that a reserve should be established until 20% of the corporate stock is reached, and that, “when for any reason this reserve were to be reduced, profits may not be distributed until it is fully restored.
In accordance with Argentine Central Bank regulations, should the Legal Reserve be used to absorb losses, earnings shall be distributed only if the value of the Legal Reserve exceeds 20% of the Capital Stock plus the Capital Adjustment.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
In addition, Argentine Central Bank regulations established that, for the purposes of determining distributable balances, the minimum presumed income tax assets shall be deducted from retained earnings, except when establishing the Legal Reserve.
The Board of Directors will propose to the Shareholders’ Meeting to restore the Legal Reserve up to 20% of the adjusted capital and to set up a Discretionary Reserve for the remaining retained earnings as of December 31, 2005.
23. Minimum Capital.
Grupo Galicia is not subject to the minimum capital requirements established by the Argentine Central Bank.
In addition, Grupo Galicia meets the minimum capital requirements established by the Corporations Law, which amount to Ps. 12.
Pursuant to Argentine Central Bank regulations, Banco Galicia is required to maintain a minimum capital, which is calculated by weighting the risks related to assets and to the balances of bank premises and equipment and miscellaneous and intangible assets.
As called for by Argentine Central Bank regulations, as of December 31, 2005 and 2004, the Minimum capital requirements were as follows:

					Computable Capital
	Minimum Capital.		Computable Capital.		as a % of Minimum Capital.
December 31, 2005	Ps.	881,546	Ps.	1,885,211	213.85
December 31, 2004		613,339		1,746,553	284.76
A non-material breach of regulations on concentration of credit risk was recorded, which resulted in a higher minimum capital requirement to cover credit risk.
Communiqué “A” 3911 and supplementary regulations state that, as from January 2006, the total exposure of financial institutions to the non-financial public sector may not exceed 40% of the total assets.
According to said Communiqué, Banco Galicia has presented an appropriate adjustment plan.
24. Earnings per Share.
Earnings per share are based upon the weighted average of common shares outstanding in the amount of 1,241,407 shares of Grupo Galicia common stock for the year ended December 31, 2005, 1,185,227 for the year ended December 31, 2004 and 1,092,407 for the year ended December 31, 2003 of Grupo Galicia.
Earnings (loss) per share for the 3 years ended December 31, 2005, 2004 and 2003 are 0.086, (0.093) and (0.203) respectively.
At December 31, 2005, 2004 and 2003, there were no convertible negotiable obligations outstanding and therefore for the purposes of calculating earnings per share Grupo Galicia had a simple capital structure.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
25. Contribution to the Deposit Insurance System.
Law No. 24,485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.
The National Executive Branch through Decree No. 1,127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to Ps. 30 denominated either in pesos and/or in foreign currency.
This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through the secondary market), deposits made by parties related to Banco Galicia, either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it.
Also excluded are those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than the interest rate.
This system has been implemented through the creation of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (“SEDESA”).The shareholders of SEDESA are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.
Effective January 1, 2005, this contribution was set in 0.015%, pursuant to Argentine Central Bank regulations.
As of December 31, 2005, 2004 and 2003, the Argentine Central Bank set this contribution in 0.015%, 0.02% and 0.03%, respectively.
The bank recognized contributions amounting to Ps. 12,059, Ps. 15,176 and Ps. 12,715 for the fiscal years ended December 31, 2005, 2004 and 2003, respectively, under the account captioned “Financial Expenses — Other — Contribution to the Deposit Insurance System”.
26. Galicia 2004 and Galicia 2005 Trusts.
In November 1999, a “Framework Trust Agreement” was entered into by and between Banco Galicia as trustor and First Trust of New York, as trustee, for the implementation of an incentive program in favor of certain executives of said Bank, to be determined from time to time by the Board of Directors. For such purpose, the “Galicia 2004 Trust” was created, and the amount of US$ 4,000,000 was transferred to the trustee, which was used to purchase shares and ADSs of the Company. On June 15, 2003, the Galicia 2004 Trust was early terminated, and the shares and ADSs were delivered to the designated beneficiaries.
The ADS balance of 157,669.40 of the Galicia 2004 Trust that was not granted to the beneficiaries formed the Galicia 2005 Trust, which expires on May 31, 2006.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
27. Statements of Income and Balance Sheets.
The presentation of financial statements according to the Argentine Central Bank rules differs significantly from the format required by the Securities and Exchange Commission under Rules 210.9 to 210.9-07 of Regulation S-X (Article 9). The statements of income presented below discloses the categories required by Article 9 using Argentine Banking GAAP:

	December 31,
	2005		2004		2003
Interest income:
Interest and fees on loans (*)	Ps.	1,377,432	Ps.	1,133,195	Ps.	968,086
Interest and dividends on investment securities:
Tax-exempt		185,854		(5,008)		32,504
Interest on interest bearing deposits with other banks		68		44		68
Interest on other receivables from financial brokerage		261,488		133,150		93,060
Government securities and other trading gains (loss), net		491,404		(4,337)		243,850

Total interest income		2,316,246		1,257,044		1,337,568

Interest expense
Interest on deposits		266,759		143,533		263,760
Interest on securities sold under agreements to repurchase		16,235		4,423		—
Interest on short-term liabilities from financial intermediation		42,806		27,543		417,644
Interest on long-term liabilities from financial intermediation (*)		1,470,250		869,571		468,658
Monetary Loss from financial intermediation		—		—		14,157

Total interest expense		1,796,050		1,045,070		1,164,219

Net interest income		520,196		211,974		173,349

Provision for loan losses Net		(54,512)		(130,651)		(168,277)

Net interest income /(expense) after provision for loan losses		574,708		342,625		341,626

(*)	Includes CER/CVS adjustments.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)

	December 31,
	2005		2004		2003
Non-interest income:
Service charges on deposit accounts	Ps.	102,606	Ps.	80,364	Ps.	68,048
Credit card service charges and fees		253,688		225,654		194,483
Other commissions		325,988		250,134		206,327
Income from equity in other companies		6,662		2,990		—
Premiums and commissions on insurance business		64,913		91,776		44,422
Other		131,410		132,856		200,301
Monetary gain (loss) on other transactions		—		—		(3,517)

Total non-interest income	Ps.	885,267	Ps.	783,774	Ps.	710,064

Non-interest expense:
Commissions		90,720		65,351		54,063
Salaries and social security charges		330,428		241,980		198,288
Fees and external administrative services		82,910		62,127		63,077
Depreciation of bank premises and equipment		36,450		38,091		50,542
Personnel services		30,018		27,037		15,665
Rentals		21,036		17,141		19,577
Electricity and communications		31,115		27,082		27,234
Advertising and publicity		68,132		37,796		20,020
Taxes		113,005		113,754		74,825
Amortization of organization and development expenses		36,480		47,235		59,547
Loss from equity in other companies		—		—		22,570
Maintenance and repair expenses		27,905		24,929		22,724
Minority interest		34,609		14,302		9,232
Commissions and expenses on insurance business		60,903		80,939		59,725
Amortization of “Amparo claims”		122,279		121,010		77,880
Other Provisions and reserves		99,754		134,135		315,167
Other		147,691		139,543		183,268
Monetary result from operating expenses		—		—		(84)

Total non-interest expense	Ps.	1,333,435	Ps.	1,192,452	Ps.	1,273,320

Income before tax expense		126,540		(66,053)		(221,630)
Income tax expense		(19,302)		(43,818)		(590)

Net Loss	Ps.	107,238	Ps.	(109,871)	Ps.	(222,220)

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
Argentine Central Bank rules also require certain classifications of assets and liabilities which are different from those required by Article 9. The following balance sheet presents Grupo Galicia’s balance sheet as of December 31, 2005 and 2004 as if they had followed Article 9 balance sheet disclosure requirements using Argentine Banking GAAP.

	December 31,
	2005		2004
Assets:
Cash and due from banks	Ps.	1,045,735	Ps.	996,600
Interest-bearing deposits in other banks		212,851		379,192
Federal funds sold and securities purchased under resale agreements or similar agreements		284,787		77,665
Trading account assets		762,417		564,109
Available for sale securities		6,633,100		6,339,961
Loans		11,067,481		8,915,248
Allowances for loan losses		(539,894)		(640,603)
Fixed assets		484,198		489,182
Compensatory and Hedge Bonds to be received		4,154,989		4,732,288
Other assets		1,750,235		1,987,762

Total assets	Ps.	25,855,899	Ps.	23,841,404

Liabilities and Shareholders’ Equity:
Deposits	Ps.	8,370,590	Ps.	6,716,425
Short-term borrowing		446,125		295,327
Other liabilities		2,376,816		1,853,134
Long-term debt		12,631,719		12,825,707
Commitments and contingent liabilities		258,374		517,806
Minority interest in Consolidated Subsidiaries		145,499		113,467
Common stock		1,241,407		1,241,407
Other shareholders’ equity		385,369		278,131

Total liabilities and shareholders’ equity	Ps.	25,855,899	Ps.	23,841,404

The carrying value and market value of each classification of available-for-sale securities in the Article 9 balance sheet, were as follows.

	December 31, 2005						December 31, 2004
			Unrealized						Unrealized
	Carrying value		Gains/(Losses)		Market value		Carrying value		Gains/(Losses)		Market value
External Notes	Ps.	—	Ps.	—	Ps.	—	Ps.	749,729	Ps.	—	Ps.	207,389
BODEN 2012 - Compensatory Bond		987,951		104,757		876,661		976,056		269,009		814,764
Fiscal Credit Certificate (1)		34,458		—		34,458		78,232		—		78,232
BOGAR		3,823,299		1,531,789		3,366,792		3,543,751		1,010,200		2,822,668
GalTrust I		536,509		(74,673)		253,418		665,102		(7,335)		401,116
Discount Bonds		733.314		56,581		349,346		—		—		—
Other assets		517,569		(10,204)		507,365		327,091		—		327,091

TOTAL	Ps.	6,633,100	Ps.	1,608,250	Ps.	5,388,040	Ps.	6,339,961	Ps.	1,271,874	Ps.	4,651,260

(1)	These instruments can be used to repay taxes, including the value-added tax

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
The maturities at December 31, 2005 of the available-for-sale government securities and the GalTrust I and other assets included in the Article 9 balance sheet were as follows:

	December 31, 2005
					Maturing after 1		Maturing after
			Maturing within		year but within		5 years but within		Maturing after
	Carrying Value		1 year		5 years		10 years		10 years
BODEN 2012 - Compensatory Bond		987,951		141,136		564,543		282,272		—
Fiscal Credit Certificate (1)		34,458		34,458		—		—		—
BOGAR		3,823,299		191,165		844,312		1,766,683		1,021,139
GalTrust I		536,509		—		—		323,615		212,894
Discount Bonds		733.314		—		—		—		733,314
Other assets		517,569		517,569		—		—		—

TOTAL	Ps.	6,633,100	Ps.	884,328	Ps.	1,408,855	Ps.	2,372,570	Ps.	1,967,347

28. Operations by Geographical Segment.
The main financial information, classified by country where transactions originate, is shown below. Most of the transactions originated in the Republic of Uruguay were with Argentine citizens and enterprises, and were denominated in U.S. dollars. Transactions between different geographical segments have been eliminated for the purposes of this Note.

	December 31,
	2005		2004		2003
Total revenues:(*)
Republic of Argentina	Ps.	3,196,626	Ps.	2,313,069	Ps.	2,379,016
Republic of Uruguay		136,240		119,812		213,318
Grand Cayman Island		1,009		2,362		10,704
Net income (loss), net of monetary effects allocable to each country:
Republic of Argentina		4,639		(76,207)		(142,995)
Republic of Uruguay		99,804		(33,953)		(63,380)
Grand Cayman Island		2,795		289		(15,845)
Total assets:
Republic of Argentina		25,035,273		22,927,642		21,859,395
Republic of Uruguay		584,189		707,252		908,137
Grand Cayman Island		16,262		15,660		55,322
Fixed assets
Republic of Argentina		472,832		477,227		504,742
Republic of Uruguay		11,366		11,955		12,790
Miscellaneous assets
Republic of Argentina		199,113		159,994		156,084
Republic of Uruguay		39		39		2,014
Goodwill
Republic of Argentina		85,003		115,080		139,681
Other intangible assets
Republic of Argentina		404,459		522,924		587,373
Republic of Uruguay		898		—		3
Geographical segment assets as a percentage of total assets
Republic of Argentina		97.66%		96.94%		95.78%
Republic of Uruguay		2.28%		2.99%		3.98%
Grand Cayman Island		0.06%		0.07%		0.24%

(*)	The caption Revenues includes financial income, income from services and miscellaneous income.
29. Financial Instruments with Off-Balance Sheet Risk.
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

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
The Bank uses the same credit policies in making commitments, conditional obligations and guarantees as it does for granting loans. In management’s opinion, the Bank’s outstanding commitments and guarantees do not represent unusual credit risk.
The Bank’s exposure to credit loss in the event of non-performance by the counterparty to the financial instrument for commitments to extend credit, standby letters of credit, guarantees granted and acceptances is represented by the contractual notional amount of those investments.
A summary of the credit exposure related to these items is shown below:

	December 31,
	2005		2004
Commitments to extend credit	Ps.	397,714	Ps.	285,824
Standby letters of credit		54,299		38,140
Guarantees granted		223,055		122,539
Acceptances		23,938		18,967
Commitments to extend credit are agreements to lend to a customer at a future date, subject to the meeting of the contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent actual future cash requirements of the Bank. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. In addition to the above commitments, as of December 31, 2005 and 2004, the available purchase limits for credit card holders amounted to Ps. 5,140,826 and Ps. 3,703,120, respectively.
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
The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter guarantees. These financial customer guarantees are classified, by type, as follows:

	December 31,
	2005		2004
Preferred counter guarantees	Ps.	32,788	Ps.	44,759
Other counter guarantees		15,658		17,676
The Bank accounts for checks drawn on it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time when the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process were as follows:

	December 31,
	2005		2004
Checks drawn on the Bank	Ps.	110,211	Ps.	108,290
Checks drawn on the other Bank		193,267		172,296
Bills and other items for collection		896,801		519,222

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
As of December 31, 2005 and 2004, the trusts’ funds amounted to Ps. 144,613 and Ps. 5,194, respectively.
In addition, the Bank has securities in custody which at December 31, 2005 and 2004, amounted to Ps. 5,522,535 and Ps. 6,283,546, respectively.
As part of the Argentine Government debt restructuring that occurred in 2005, the Bank received in exchange of its holdings of “Medium-Term External Notes”, Discount Bonds with a detachable derivative financial instrument which payment amounts are derived from the growth of the Gross Domestic Product (“GDP-linked Unit”). From November 2005, the GDP-linked unit started trading separately from the Discount Bonds.
30. Derivative Financial Instruments.
At December 31, 2005 and 2004 the options bought and sold were recorded at their exercise price in memorandum accounts. The premiums collected and/or paid have been accrued on a straight-line basis over the life of the contract.

	Memorandum Accounts				Fair Value
	December 31,				December 31,
	2005		2004		2005		2004
Option contracts:
Written put options (1)	Ps.	184,801	Ps.	173,069	Ps.	7,977	Ps.	8,802

(1)	As established by Section 4, subsection a and Section 6 of Decree 1836/02 and Argentine Central Bank Communiqué “A” 3828, in connection with the “second Exchange offered by the government to exchange restructured deposits for government bonds” , the Bank granted an option to sell coupons to the holders of restructured deposits certificates who had opted to receive BODEN 2013, BODEN 2006, BODEN 2012 or BODEN 2005 in exchange for their certificates.
The exercise price will be equal to that resulting from converting to pesos the face value of each coupon in US dollars at a rate of Ps.1.40 per US dollar adjusted by applying the CER, which arises from comparing the index at February 3, 2002 to that corresponding to the due date of the coupon. That value shall in no case exceed the principal and interest amounts in pesos resulting from applying the face value of the coupon in US dollars at the buying exchange rate quoted by Banco de la Nación Argentina (Banco Nación) on the payment date of that coupon.
The Mercado Abierto Electrónico (MAE) has created a trading environment called MAE Compensated Forward Transactions for the closing, recording and settlement of financial forward transactions carried out among its agents, being the Bank one of them.
Currently, admitted transactions are the forward purchase and sale of US dollars.
The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried out through the payment in pesos of the difference, if any, between the closing price of the underlying asset and the price or value of the underlying asset corresponding to the previous day.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
US dollars forward purchases are recorded under “Memorandum Accounts — Debit —Derivatives — Forward Purchases of Foreign Currency to be Settled in Pesos,” totaling Ps. 12,125 as of December 31, 2005, while the forward sales are recorded under “Memorandum Accounts — Credit — Derivatives — Forward Sales of Foreign Currency to be Settled in Pesos,” totaling Ps. 260,448 as of December 31, 2005.
31. Disclosure about Fair Value of Financial Instruments.
Financial Accounting Standards No. 107 (“SFAS”) “Disclosures about Fair Value of Financial Instruments” requires disclosures of estimates of fair value of financial instruments. These estimates were made at the end of December 2005 and 2004. Because many of the Bank’s financial instruments do not have a ready trading market from which to determine fair value, the disclosures are based upon significant estimates regarding economic and current market conditions and risk characteristics. Such estimates are subjective and involve matters of judgment and, therefore, are not precise and may not be reasonably comparable to estimates of fair value for similar instruments made by other financial institutions.
The estimated fair values do not include the value of assets and liabilities not considered financial instruments.
In order to determine the fair value, cash flows were discounted for each category or group of loans having similar characteristics, based on credit risk, guarantees and/or maturities, using rates offered for similar loans by the Bank at December 31, 2005 and 2004, respectively.
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

	2005				2004
	Book Value		Fair Value		Book Value		Fair Value
Derivative activities: (see Note 30)
Assets	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Liabilities		184,801		7,977		173,069		8,802

Non derivative activities:
Assets:
Cash and due from banks (1)	Ps.	1,041,158	Ps.	1,041,158	Ps.	988,669	Ps.	988,669
Government securities (2)
Trading		725,343		725,345		545,031		545,604
Without quotation Securities		4,591,071		3,750,597		4,371,716		3,180,905
Investment		650,924		577,599		601,264		506,803
Loans (3)		10,555,176		9,717,621		8,438,177		7,515,344
Compensatory and Hedge Bond to be received (4)		4,154,989		3,792,416		4,732,288		4,011,265
Others (5)		2,113,060		1,774,363		2,263,163		1,855,262

Liabilities:
Deposits (6)	Ps.	8,421,660	Ps.	8,368,522	Ps.	6,756,913	Ps.	6,614,881
Other liabilities resulting from financial Intermediation :
Argentine Central Bank (7)		8,850,986		7,675,211		8,428,717		6,553,636
Banks and international entities and Loans from Domestic Financial Institutions (8) and Negotiable obligations (9)		4,580,435		4,120,395		4,796,562		3,739,333
Others (10)		1,413,316		1,403,830		1,211,365		1,207,227
The following is a description of the estimating techniques applied:

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
(1) Cash and due from banks: By definition, cash and due from banks are short-term and do not possess credit loss risk. The carrying values at December 31, 2005 and 2004 are a reasonable estimate of fair value.
(2) Government securities: Government securities held for trading purposes and government securities available for sale are carried at fair value,. Unlisted securities include (i) Bogar, which fair value corresponds to “market value”, (ii) Discount Bond, in order to estimate its fair value the Bank used quoted market values. At December 31, 2004 External Notes are recognized at its fair value since were eligible for the a Argentine Bank debt restructuring and (iii) bonds such as Fiscal credit Certificate, which their book value are a reasonable estimation of their respective fair value.
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
(5) Others: Includes other receivables from financial brokerage and equity investments in other companies. A majority of the items included under “Other Receivables from Financial Brokerage” are short-term in nature and do not possess significant risk although the fair value of the forward purchases of government securities held for investment purposes is the quoted market value of the underlying government securities. Also included under this caption are the Galtrust I debt securities and trust certificates. Equity investments in companies where significant influence is exercised are not within the scope of SFAS No. 107. Equity investments in other companies are carried at market value less costs to sell. The book value of unquoted equity securities is believed by management to approximate fair value.
(6) Deposits: The fair value of deposit liabilities on demand and savings account deposits is similar to its book value. The fair value of term deposits was estimated at the expected future cash flows discounted at the estimated market rates at year-end, following management’s expectations.
(7) Argentine Central Bank: At December 31, 2005 and 2004 “Argentine Central Bank” includes the advance to be requested to the Argentine Central Bank for the subscription of the hedge bond and long term loans for liquidity support. The fair value at December 2005, and December 2004, was estimated based on the fair value of the Argentine Government portfolio that guarantee the debt.
(8) Banks and international entities and loans from domestic financial institutions: Includes credit lines borrowed under different credit arrangements from local and foreign banks and entities Most of them were restructured as of May 2004. At December 2005 and December 2004, the quoted market prices have been taken as a best estimate of their fair value and when no quoted market prices are available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.
(9)Negotiable obligations: At December 31, 2005, and December 31, 2004 the fair value of the negotiable obligations were determined based on quoted market prices and when no quoted

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
market prices are available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.
(10) Others: Includes other liabilities resulting from financial brokerage. Their fair value was estimated at the expected future cash discounted at the estimated rates at year- end.
32. Pending events derived from the system’s crisis in late 2001.
Deposits with the financial system — Legal actions requesting protection of Constitutional guarantees
The Government through Decree No.1.570/2001, Law No 25.561, Decree No. 214/02 and other concurrent regulations, established restrictions on money withdrawals from financial institutions and the conversion into pesos of all dollar deposits, at the exchange rate of Ps. 1.40 per US$ 1. In turn, this Decree also established that financial institutions are to comply with their obligations by reimbursing pesos in the amounts resulting from this conversion, including the CER adjustment plus a 2% annual interest rate. As a result of the measures that established the Pesification and restructuring of foreign-currency deposits, since December 2001, a significant number of claims have been filed against the National State and/or financial institutions, formally challenging the emergency regulations, particularly Decree No. 214/02 and supplementary provisions, and requesting prompt payment of deposits in their original currency. The emergency regulations have been declared unconstitutional by most lower and upper courts. As of December 31, 2005, the court orders received by the Bank requiring the reimbursement of deposits in foreign or Argentine currency, at the free-market exchange rate, amounted to Ps 16,012 and US$ 615,238. In compliance with those court orders, as of the same date, said Entity paid the amounts of Ps. 1,092,272 and US$ 111,995 to reimburse deposits, in pesos and in foreign currency.
The difference between the amount paid as a result of the abovementioned court orders and the amount resulting from converting deposits at the Ps. 1.40 per US dollar exchange rate, adjusted by the CER and interest accrued up to the payment date, totals Ps. 668,946 and Ps. 650,318, as of December 31, 2005 and December 31, 2004, respectively, and they have been recorded as “Intangible Assets”. Residual value on said dates totals Ps. 347,777 and Ps. 451,428.
The Bank has repeatedly reserved its right to make claims, in view of the negative effect caused on its financial condition by the reimbursement of deposits originally denominated in dollars, pursuant to orders issued by the judicial branch, either in US dollars or in pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not included by the National Government in the calculation of the compensation to financial institutions. The method of accounting for such right as a deferred loss, set forth by Argentine Central Bank regulations, does not affect its existence or legitimacy. To such effect, the Bank has reserved the corresponding rights.
On December 30, 2003, the Bank formally requested that the Government, with copy to the Ministry of Economy (“MECON”) and to the Argentine Central Bank, compensate for the losses incurred due to the asymmetric Pesification and court decisions. The Bank has reserved its right to further extend such request in order to encompass losses made definite by new final judgments.
On October 26, 2004, the Argentine Supreme Court ruled on the lawsuit entitled “Bustos, Alberto et al vs. National State”, on legal action requesting protection of constitutional guarantees,

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
admitting the declaration of national emergency established by Law No. 25,561 and the constitutionality of Section 2 of Decree No. 214/02. Notwithstanding the fact that, under Argentine law, the Supreme Court rulings are not mandatory for lower courts, this ruling is expected to set a precedent in similar cases to be heard by those courts.
At the date of these financial statements, the final outcome of all the pending disputes cannot be foreseen. However, during the previous fiscal year, as well as in the current one, the number of legal actions filed by customers requesting the reimbursement of deposits in their original currency has decreased significantly, which has reduced the risk of worsening of this problem in the future.
Claims due to foreign exchange differences arising from the repayment of financial assistance during foreign-exchange market holidays in January 2002
During December 2001, the Bank received financial assistance in pesos from the Argentine Central Bank to face a temporary liquidity shortage. This financial assistance was repaid by using the funds, in US dollars, provided by the Bank Liquidity Fund (“BLF”), on January 2 and 4, 2002. On the day those funds were credited, the Argentine Central Bank had declared a foreign-exchange market holiday.
On January 06, 2002, before the market was reopened, Law No. 25561 was enacted, which repealed the convertibility system and established a new exchange rate of $ 1.40 per US dollar. During the foreign-exchange market holiday, as a result of the aforementioned regulations, no foreign currency could be traded.
As a result, the US dollars funds credited by the BLF on January 2 and 4, 2002, remained in US dollars until the reopening of the market.
On that date, and in accordance with the regulations in force, the US dollar was sold at Ps. 1.40.
For this reason, when the Argentine Central Bank applied US$ 410,000 to the settlement of the financial assistance granted to the Bank, it should have cancelled US$ 410,000 times 1.40, that is, the amount of Ps. 574,000.
This has infringed the guarantee of inviolability of private property and equal treatment before the law.
The Bank considers that the Ps. 164,000 difference will have to be reimbursed to the Bank, or that an equivalent restoration of its equity should be considered.
The Bank has filed a claim before the Argentine Central bank to recover the above-mentioned amount. Such right has not been accounted for in these financial statements.
Compensation to financial institutions
Section 7 of Decree No. 214/02, provides for the issuance of a bond payable by the National Treasury to compensate the imbalance created in the financial system by the devaluation of the peso and the asymmetric Pesification of assets and liabilities.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
In June, 2002, Decree No. 905/02, in its Sections 28 and 29, established the methodology for calculating the amount of compensation, granting a Compensatory Bond to compensate for the losses that resulted from the asymmetric Pesification of assets and liabilities, and a Hedge Bond for the disruption in the currency peg after widespread Pesification of part of the assets and liabilities portfolio.
After a thorough review process performed by the Argentine Central Bank, it was established that the final sum to be paid to the Bank for compensation amounts to US$ 2,178,030, of face value of BODEN 2012.
During 2005, the Bank had received the total amount of compensatory bonds. The position as of December 31, 2005, is recorded under Government Securities — In foreign currency — Holdings in Investment Accounts, for Ps. 650,924, and under Other Receivables Resulting from Financial Brokerage — In foreign currency — Forward Purchases of Securities under Repo Transactions, for Ps. 337,027.
The amount of the receivable compensation, in relation to the Hedge Bond, has been recorded under “Other Receivables Resulting from Financial Brokerage — In foreign currency — Compensation to be Received from the National Government”, for Ps. 4,154,989.
The advance for the subscription of the Hedge Bond has been recorded under “Other Liabilities resulting from Financial Brokerage — In pesos — Advances for the Acquisition of Boden 2012” for Ps. 1,780,453 which, including the adjustments from the application of the CER and accrued interest for Ps. 1,516,196, totals Ps. 3,296,649. The conditions for financing the subscription of the “Hedge Bond” have been specified in Section 29, subsection g) of Decree No. 905/02, which set forth, among other conditions, the delivery by financial institutions of assets as collateral, for at least 100.0% of the amount of the advance received.
Situation of Banco Galicia Uruguay S.A. and Galicia (Cayman) Limited
The financial crisis unleashed in late 2001 also affected the controlled companies Galicia Uruguay and Galicia Cayman.
In December 2002, Galicia Uruguay restructured its deposits with a high degree of participation by its depositors and subsequently implemented various voluntary exchanges of restructured deposits, which allowed it to significantly reduce such liabilities.
Within this process during the previous fiscal year, the Argentine Central Bank authorized the transfer of Boden 2012 to Galicia Uruguay for a face value of US$ 195,979. These were applied to the settlement of parties that had shown interest in participating in the new exchange offer.
Furthermore, in order to strengthen the financial condition of its subsidiaries, Grupo Galicia, the controlling company of the Bank, has forgiven the US$ 43,000 subordinated negotiable obligations issued by Galicia Uruguay.
This debt forgiveness, along with the exchange of deposits, have meant an important improvement to Galicia Uruguay’s financial condition, due to the reduction of its liabilities.
As of December 31, 2005, the principal amount of restructured liabilities (time deposits and negotiable obligations) amounted to Ps. 426,550, with the first three installments due September

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
2003, 2004 and 2005 and the Negotiable Obligations due December 2005 having been paid. Also, as of said date, the Bank shareholders’ equity amounted to Ps. 46,938, there being then the expectation that the cash payments to be collected for the assets of the Company (mainly credits) shall exceed, in all the payment periods of the arrangement with creditors, the liabilities resulting from the abovementioned agreement.
In June 2004, after the total suspension of all of Galicia Uruguay’s activities initiated on February 6, 2002, the Uruguayan authorities resolved to maintain the authorization to operate granted by the Executive Branch of that country and withdraw the authorization to act as a commercial bank. This resolution by the Central Bank of Uruguay does not affect the rights of depositors and holders of negotiable obligations arising from the restructuring agreement approved in 2002, or those arising from the successive debt exchanges undertaken.
The Bank has undertaken with Galicia Uruguay to take such necessary action to, in certain circumstances and with the prior consent of the Argentine Central Bank, contribute to the latter the amounts that may be required to permit Galicia Uruguay to repay all of its deposits, subject to prior restoration of the Bank’s economic and financial condition and the repayment in full of the financial assistance from the Argentine Central Bank, as provided for by clause No. 52 of Argentine Central Bank’s Resolution No. 281.
As regards Galicia (Cayman) Limited, even though it was in provisional liquidation, as a consequence of the presentation made by the Administrators of the Restructuring Plan of Galicia (Cayman) Limited, the Grand Court of the Cayman Islands considered the plan as terminated on February 2, 2006, thus returning the company to its legal authorities as of February 23, 2006.
The individual financial statements recognize the investments in Galicia Uruguay and Galicia Cayman according to the equity method.
33. Preferred Liabilities of the former Banco Almafuerte Coop. Ltdo.
During the years ended June 30, 1999 and 2000 and December 31, 2000 and 2001, the Bank acquired certain interests in a trust sponsored by SEDESA, the Argentine deposit insurance authority. The trust holds the assets of three failed Argentine banks. The Bank acquired the interests in exchange for the assumption of the deposit liabilities of the failed banks. The Bank’s interest in the trust consists of preferred certificates A, and subordinated certificates C, whose payments are guaranteed by SEDESA. At December 31, 2005 and 2004, trust certificates were recorded at an amount of Ps. 27,201 and Ps. 23,463, respectively, in the consolidated financial statements.
Furthermore, a fund was created for a total amount of US$266,667 to which the Bank contributed 45%, US$120,000. This fund, was converted to pesos under Decree 471, may be computable for meeting the Minimum Liquidity Requirements, as authorized by the Argentine Central Bank. At December 31, 2005 and 2004, it amounted to Ps. 294,138 and Ps. 259,065, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
34. Setting up of Financial Trusts.
Financial trusts with Banco Galicia as trustor:

Conditions	Galtrust I		Galtrust II		Galtrust V		Galicia
Creation date		10.13.00		12.17.01		12.17.01		04.16.02
Due date		10.10.15		12.10.10		01.10.16		05.06.32
Trustee	First Trust of New York N.A.		First Trust of New York N.A.		First Trust of New York N.A.		Bapro Mandatos y Negocios S.A.
Rate (*)	C.E.R. + 10 % T.N.A.		C.E.R. + 9.75 % T.N.A. fixed		C.E.R. + 9.75 % T.N.A. fixed		C.E.R. + 4%
Trust assets	Loans to provincial governments		Mortgage loans		Mortgage loans		Secured loans
Total portfolio transferred	US$	490,224	US$	61,191	US$	57,573	Ps.	108,000
Subscribed debt securities	Participation certificates for a face value of Ps. 200,000		Participation certificates for a face value of Ps.16,191		Debt securities for a face value of Ps. 11,000 Debt securities for a face value of Ps. 31,000, held by Banco Galicia Uruguay S.A. Participation certificates for a face value of Ps. 15,573		Participation certificates for a face value of Ps. 27,000
Balance as of 12.31.2005	Ps.	536,509	Ps.	21,411	Ps.	27,100	Ps.	50,758

Balance as of 12.31.2004	Ps.	665,102	Ps.	27,559	Ps.	34,029	Ps.	44,294

(*)	Applicable to debt securities only.

	Galicia Personal		Galicia Commercial		Real Estate Loans		Real Estate Loans
Conditions	loans		Mortgages		Galicia I		Galicia II
Creation date		12.20.04		02.22.05		08.17.05		10.12.05
Due date		11.10.08		07.12.13		03.15.15		12.15.25
Trustee	Deustche Bank S.A.		Deustche Bank S.A		Deustche Bank S.A		Deustche Bank S.A
Rate (*)	Class “A” debt securities, 8 % T.N.A. Class “B” debt securities, 12 % T.N.A.		C.E.R. + 0.05 % T.N.A.		Minimum 8 % T.N.A. and maximum 18 % T.N.A.		Minimum 8 % T.N.A. and maximum 18 % T.N.A.
Trust assets	Personal loans		Commercial mortgage loans		Mortgage loans		Mortgage loans
Total portfolio transferred	Ps.	41,529	Ps.	29,059	Ps.	91,000	Ps.	150,000
Subscribed debt securities	Class “B” debt securities for a face value of Ps.2,927 Participation certificate for a face value of Ps.3,115		Participation certificate for a face value of Ps.4,940		Participation certificate for a face value of Ps.18,200		Participation certificate for a face value of Ps.40,999
Balance as of 12.31.2005	Ps.	9,793	Ps.	5,946	Ps.	17,632	Ps.	39,860
Balance as of 12.31.2004		—		—		—		—

(*)	Applicable to debt securities only.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
b)	Financial trust received as loan repayment:

Conditions		Hydro I
Creation date		10.12.05
Due date		09.05.17
Trustor		Consorcio de Empresas Mendocinas para Potrerillos S.A.
Trustee		Banco de Galicia y Buenos Aires S.A.
Trust assets		Loans for power supply, loans for subsidies, royalties and interests
Rate (*)		7 % T.N.A. until 09.05.06 and thereafter, variable T.N.A. equal to T.E.C. + 5% (**)
Subscribed debt securities		Class “B” debt securities for a face value of Ps. 25,523
Balance as of 12.31.2005	Ps.	25,655
Balance as of 12.31.2004		—

(*)	Applicable to debt securities only.

(**)	T.E.C. stands for adjusted survey rate.
c)	Financial trusts acquired as investments:

Conditions		Italcred I		Bouchard Plaza building
Creation date		08.26.05		12.20.05
Due date		08.26.06		06.29.08
Trustor		Italcred S.A.		Ludwing Investments S.A.
Trustee		Nación Fideicomisos S.A.		Nación Fideicomisos S.A.
Trust assets		Cash flow		Loans transferred
Rate (*)		9 % annual		Private bank T.E.C.+ 6.25 % T.N.A (**)
Subscribed debt securities		Senior debt securities for a face value of Ps. 668,000		Additional debt securities Ps. 10,500
Balance as of 12.31.2005	Ps.	450	Ps.	10,546
Balance as of 12.31.2004		—		—

(*)	Applicable to debt securities only.

(**)	T.E.C. stands for adjusted survey rate.
BG Financial Trust
A trust called “BG Financial Trust” was created in December 2005. The Bank transferred to the trustee (“Equity Trust Company (Argentina) S.A.”) Ps. 264,426 of loans classified in category “3” or in a lower category, for an amount, net of allowances, of Ps. 91,290. The Bank received in exchange cash for an equal amount. The debt securities issued by the trust were fully subscribed by third parties.The Bank has been appointed Servicer and Collection Manager of the Trust, thus assuming a special management commitment that will enable the Bank to receive a compensation incentive upon the occurrence of the following: (i) no later than December 31, 2009, the net cash flow effectively collected equals or exceeds the price paid for the transferred portfolio; and (ii) no later than December 31, 2012, an IRR equal or higher than 18% is reached. In the event the two objectives of the special management commitment fail to be met, a penalty equal to the difference shall be paid to the trustee.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
Trusts with Tarjeta Cuyanas S.A. as trustor:

				Tarjeta Nevada
Trust Fund	Tarjeta Nevada I (*)	Tarjeta Nevada II	Tarjeta Nevada III	Trust I
Creation date	07.21.04	12.01.04	05.24.05	11.23.05
Due date	09.30.05	11.22.06	07.25.07	11.30.07
Interest rate	D.S.: “A” 7% D.S.: “B”: 10%	D.S.: “A” CER plus 3% (min. 8% and max. 15% T.N.A.) D.S.: “B”: CER plus 5% (min. 10% and max. 20% T.N.A.)	CER plus margin (min. 10% and max. 20%)	D.S.: “A” 10.95% D.S.: “B” 13.50%
Placement	15,000	16,000	25,000	26,784
“A” Debt Securities	12,000	12,000	19,000	21,427
“B” Debt Securities	1,500	2,400	—	2,678
Participation Certificates	1,500	1,600	6,000	2,679

(*)  As of December 31, 2005, all Participation Certificates had been fully settled and the Trust has started to be terminated, but this process has not ended yet.
As of December 31, 2005, Tarjetas Cuyanas S.A.’s holdings of class “B” Debt Securities amounted to Ps. 2,084 and Participation Certificates amounted to Ps. 9,182; as of December 31, 2004 its holdings amounted to Ps. 547 and Ps. 3,595, respectively.
Trusts with Tarjeta Naranja S.A. as trustor:

				Tarjeta Naranja
Trust Fund	Tarjeta Naranja I (*)	Tarjeta Naranja II	Tarjeta Naranja III	Naranja Trust I
Creation date	08.26.04	10.22.04	03.08.05	11.07.05
Due date	08.01.05	04.22.06	01.25.06	02.20.08
Interest rate	D.S.: “A” 8% D.S.: “B”: 11%	D.S.: “A” Var. CER Plus 3 % With a maximun of 15 % and a minimum of 8% D.S.: “B”: Var. CER Plus 5% With a maximun of 20 % and a minimum of 11%	D.S.: “A” 7% D.S.: “B”: 9%	D.S.: “A” Var. C.E.R. + 1.18% or T.E. + 2% With a maximum of 18% and a minimum of 9% D.S.: “B”:Var. C.E.R. +2.4% or T.E. +3% With a maximum of 20% and a minimum of 11%
Placement	40,000	50,009	64,001	94,500
“A” Debt Securities	32,000	40,000	54,401	80,000
“B” Debt Securities	4,000	5,000	6,400	7,000
Participation Certificates	4,000	5,009	3,200	7,500

(*)	On September 14, 2005, Tarjeta Naranja S.A., as beneficiary of the Participation certificates, requested Banco Patagonia S.A., as trustee of the Tarjeta Naranja I Trust, that the trust be early and finally terminated on September 30, 2005; also, Banco Patagonia S.A. was instructed to redeem the Participation Certificates through the reimbursement of the remaining trust credits at their residual value, net of allowances for uncollectibility risk and therefore, to initiate the Financial Trust’s early liquidation.
As of December 31, 2005, Tarjeta Naranja S.A’s holdings of class “B” Debt Securities amounted to Ps. 5,178 and its holding of Participation Certificates amounted to Ps. 18,493, as of December 31, 2004 its holdings amounted to Ps. 339 and Ps. 9,668, respectively.
-Trusts with Tarjeta del Mar S.A. as trustor:

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)

Trust Fund	Tarjeta del Mar- Serie I
Creation date	12.13.05
Due date	12.10.06
Interest rate	“A” DS 13.00%
“B” DS 14.00%
“C” DS 15.00%
“D” DS 15.95%
Total portfolio transferred	3,800
“A” Debt Securities	750
“B” Debt Securities	750
“C” Debt Securities	750
“D” Debt Securities	750
Participation Certificates	800
As of December 31, 2005, Tarjetas del Mar S.A.’s holdings of class “D” Debt Securities amounted to Ps. 24 and its holdings of Participation Certificates to Ps. 800.
35. Situation of certain companies consolidated with Banco Galicia.
Merger between Tarjetas del Mar S.A. and Tarjeta Naranja S.A.:
The Board of Directors of Tarjeta Naranja S.A. and Tarjetas del Mar S.A. approved the carrying out of all necessary steps to formalize the merger of Tarjetas del Mar S.A. (merged company) into Tarjeta Naranja S.A. (the merging company) within the framework of a corporate reorganization pursuant to Section 77 of the Income Tax Law and Section 109 of its regulatory decree. The reasons for this process are the advantages that can be obtained from the joint actions and the unification of both companies’ activities, which would improve the services provided and reduce operating costs.
Tax issues
At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP) and the Revenue Board of the Province of Córdoba are in the process of conducting an audit. Such agencies have served notices and made claims regarding tax statements of subsidiaries of Tarjetas Regionales S.A.. The claim amount approximately to $ 20,582.
Based on the opinions of their tax advisors, the directors of such subsidiaries believe that the claims are both legally and technically unfunded and that the taxes related to the claims have been correctly calculated in accordance with tax regulation and existing case law.
36. Segment Reporting.
The Bank has disclosed its segment information in accordance with the Statement of Financial Accounting Standards 131, “Disclosures about Segments of an Enterprise and Related Information”. Operating segments are defined as components of an enterprise about which separate financial information is available and which is regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Reportable segments consist of one or more operating segments with similar economic characteristics, distribution systems and regulatory environment. The information provided for Segment Reporting is based on internal reports used by management.
The following summarizes the aggregation of Grupo Galicia’s operating segments into reportable segments:

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
Grupo Galicia: this segment includes the income and expenses of the Holding Company, not attributable to its subsidiaries, except for goodwill amortization.
Insurance: includes the results of Grupo Galicia’s equity interest in insurance companies (including the 12.5% interest owned by the Bank). At December 31, 2005 and 2004, Grupo Galicia maintained, through its subsidiary Sudamericana Holding S.A., controlling interests in Galicia Vida Compañía de Seguros S.A., Galicia Retiro Compañía de Seguros S.A., Instituto de Salta Seguros de Vida S.A., Galicia Patrimoniales Compañía de Seguros S.A., Sudamericana Asesores de Seguros S.A. and Medigap Salud S.A..
As of November 15, 2004, after a special general shareholders’ meeting, the shareholders of Medigap Salud S.A. decided by unanimous vote the early dissolution of this company and subsequent liquidation as of December 31, 2004. The liquidation of Medigap Salud S.A. became final on April 12, 2005 and was approved by the special general shareholders’ meeting held on May 26, 2005.
On December 15, 2004, Sudamericana Holding S.A., Swiss Medical S.A. and SMG INVESTMENT S.A. entered into a share purchase agreement involving 100% of the shares in Instituto de Salta Compañía de Seguros de Vida S.A. The transfer of the mentioned shares was completed on April 29, 2005.
Other Grupo Businesses: this segment includes the results of the business of Galicia Warrants S.A., Net Investment S.A. and its subsidiaries (in both cases, including the 12.5% interest of the Bank) and Galval.
Buenos Aires Metropolitan Branches: corresponds to the results of the Bank’s operations conducted with large corporations, small and medium-sized companies and individuals in branches located in the Federal Capital and Greater Buenos Aires (where the relatively greater economic activity occurs).
Rest of the Country Branches: this segment includes the results of the Bank ´s operations with large corporations, small and medium-sized companies and individuals in the branches located in the rest of the country.
Head Office: includes the results of the Bank’s operations with customers (large corporations, small and medium-sized companies and individuals) located in it, as well as the results of operations with the national and provincial public sectors.
Regional Credit Card: includes the results of Tarjetas Regionales S.A. and the regional credit-card companies. As of December 31, 2005 and 2004, the Bank maintained, through its subsidiary Tarjetas Regionales S.A., controlling interests in Tarjeta Naranja S.A. (80%) in the province of Córdoba, Tarjetas Cuyanas S.A. (60%) in the province of Mendoza, Tarjeta Comfiar (92% in 2003) in the Province of Santa Fe, and Tarjetas del Mar (100% in 2003 and 2002, respectively) in the Province of Buenos Aires, excluding the Greater Buenos Aires area.
International: the results of operations conducted through Galicia Uruguay, Galicia (Cayman) Ltd., the New York as of January 2003 and the Cayman branches, except for the operations carried out with customers located in some of the regions mentioned above.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
Other Financial Businesses: This segment mainly includes the results of the business of Galicia Capital Markets S.A., Galicia Valores S.A. Sociedad de Bolsa, Agro Galicia S.A. and Galicia Factoring y Leasing S.A. Consolidation of the financial statements of Galicia Capital Markets S.A. (in liquidation) and Agro Galicia S.A. (in liquidation) has been discontinued during this fiscal year, as a result of their anticipated dissolution having been decided.
Other Equity Investments: Includes the results of the investments made by the Bank as minority interest in a variety of infrastructure and public utility services companies, such as Aguas Argentinas S.A., Inversora Nihuiles S.A., Inversora Diamante S.A., etc.
Overhead and Corporate Adjustments: Includes the results of the operations that can not be allocated to the segments above and the results of the operations conducted between the aforementioned segments.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
The Group evaluates segment performance based on net income. The table below shows the segment information for continuing operations for the fiscal years ended December 31, 2005, 2004 and 2003:

	Grupo Galicia
		Buenos	Rest of								Overhead
		Aires	the		Regional		Other				and
	Grupo	Metropolitan	Country	Head	Credit	Interna-	Financial	Other Equity		Other Grupo	Corporate	Consolidated
Year ended December 31, 2005:	Galicia	Branches	Branches	Office	Cards	tional	Businesses	Investments	Insurance	Businesses	Adjustments	Total
Net Financial Income / (Loss)	9,889	158,176	106,411	11,344	134,773	107,382	(1,316)	—	17,249	148	8,647	552,703
Net Income / (Loss) from Services	—	189,877	109,930	69,731	206,122	1,254	2,743	—	(6,853)	5,287	(54,326)	523,765

Provision for Loan Losses	—	14,019	1,172	(80,857)	28,196	3,634	93	—	—	—	110,473	76,730

Operating Income	9,889	334,034	215,169	161,932	312,699	105,002	1,334	—	10,396	5,435	(156,152)	999,738

Operating Expenses	12,881	251,552	170,943	139,545	179,294	18,347	1,459	—	11,641	4,382	(9,076)	780,968

Other Income / (Loss)	(137,684)	1,504	893	(171,976)	7,693	195,448	3,943	16	12,839	(2,043)	31,746	(57,621)

Minority Interest	—	—	—	—	(21,180)	(3,995)	—	—	(1)	—	(9,433)	(34,609)

Pre-tax Income / (Loss)	(140,676)	83,986	45,119	(149,589)	119,918	278,108	3,818	16	11,593	(990)	(124,763)	126,540

Income tax provision	(32,383)	—	—	—	56,807	—	300	—	342	584	(6,348)	19,302

Net Income / (Loss)	(108,293)	83,986	45,119	(149,589)	63,111	278,108	3,518	16	11,251	(1,574)	(118,415)	107,238
Net Income as a Percentage of Consolidated Net Income	(101%)	78%	42%	(139%)	59%	259%	3%	—	10%	(1%)	(110%)	100%

Average Loans of private sector	—	1,352,655	1,333,721	893,892	801,553	525,308	—	—	—	—	—	4,907,129
Average Deposits	—	2,975,161	1,945,808	2,077,205	—	572,871	—	—	—	—	(13,874)	7,557,171

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)

	Grupo Galicia
		Buenos	Rest of								Overhead
		Aires	the		Regional		Other				and
	Grupo	Metropolitan	Country	Head	Credit	Interna-	Financial	Other Equity		Other Grupo	Corporate	Consolidated
Year ended December 31, 2004:	Galicia	Branches	Branches	Office	Cards	tional	Businesses	Investments	Insurance	Businesses	Adjustments	Total
Net Financial Income / (Loss)	13,085	93,812	75,320	(158,612)	93,752	190,407	24	—	11,889	275	(95,811)	224,141
Net Income / (Loss) from Services	—	159,087	85,641	54,156	188,783	761	2,751	—	(4,697)	4,176	(54,365)	436,293

Provision for Loan Losses	—	(24,872)	(22,889)	(169,419)	20,515	86,748	71	—	—	—	300,078	190,232

Operating Income / (Loss)	13,085	277,771	183,850	(64,963)	262,020	104,420	2,704	—	7,192	4,451	450,254	470,202

Operating Expenses	13,462	224,267	150,609	74,719	125,430	20,491	3,442	—	13,535	5,626	(7,641)	623,940

Other Income / (Loss)	(2,904)	4,134	3,030	(242,381)	11,982	58,449	8,394	154	11,154	(424)	250,399	101,987

Minority Interest	—	—	—	—	(22,893)	(16,099)	3	—	—	—	24,687	(14,302)

Pre-tax Income / (Loss)	(3,281)	57,638	36,271	(252,137)	125,679	126,279	7,659	154	4,811	(1,599)	(167,257)	(66,053)

Income tax provision	12,973	—	—	—	29,589	—	215	—	565	476	—	43,818

Net Income / (Loss)	(16,524)	57,638	36,271	(252,137)	96,090	126,279	7,444	154	4,246	(2,075)	(167,527)	(109,871)
Net Income / (Loss) as a Percentage of Consolidated Net Loss	15%	(53%)	(33%)	230%	(87%)	(115%)	(7%)	—	(4%)	2%	152%	100%
Average Loans of private sector	—	1,000,728	1,009,655	718,201	574,293	818,296	—	—	—	—	—	4,121,173

Average Deposits	—	2,383,718	1,657,770	1,284,934	—	538,327	—	—	—	—	(6,399)	5,858,350

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)

	Grupo Galicia
		Buenos	Rest of								Overhead
		Aires	the		Regional		Other				and
Year ended December	Grupo	Metropolitan	Country	Head	Credit	Interna-	Financial	Other Equity		Other Grupo	Corporate	Consolidated
31, 2003:	Galicia	Branches	Branches	Office	Cards	tional	Businesses	Investments	Insurance	Businesses	Adjustments	Total
Net Financial Income / (Loss)	(18,124)	60,872	49,962	(373,175)	55,456	186,504	(3,313)	—	33,226	(672)	156,522	147,258
Net Income / (Loss) from Services	—	135,074	73,412	48,472	159,514	482	2,053	—	(3,103)	3,985	(58,490)	361,399

Provision for Loan Losses	—	55,148	48,268	(40,434)	35,954	186,100	1,392	—	—	—	—	286,428

Monetary Results	(1,126)	—	—	(12,908)	—	—	(123)	—	—	—	—	(14,157)

Operating Income / (Loss)	(19,250)	140,798	75,106	(297,177)	179,016	886	(2,775)	—	30,123	3,313	98,032	208,072

Operating Expenses	4,766	192,973	133,007	81,445	102,301	30,971	4,529	—	15,564	5,226	(7,418)	563,364
Monetary results of operating expenses	1	—	—	83	—	—	—	—	—	—	—	84

Other Income (Loss)	1,912	12,858	13,079	292,937	(4,467)	65,707	(23,378)	(11,958)	(10,203)	(3,632)	(186,528)	146,327
Monetary results of other income	8	—	—	9,103	(592)	(16)	(376)	—	(11,673)	29	—	(3,517)

Minority Interest	—	—	—	—	(22,219)	1,162	34	—	1	—	11,790	(9,232)

Pre-tax Income	(22,095)	(39,317)	(44,822)	(76,499)	49,437	36,768	(31,024)	(11,958)	(7,316)	(5,516)	(69,288)	(221,630)

Income tax provision	17	—	—	—	—	—	—	—	573	—	—	590

Net Income / (Loss)	(22,112)	(39,317)	(44,822)	(76,499)	49,437	36,768	(31,024)	(11,958)	(7,889)	(5,516)	(69,288)	(222,220)
Net Income as a Percentage of Consolidated Net Loss	10%	18%	20%	34%	(22%)	(17%)	14%	5%	4%	2%	32%	100%
Average Loans of private sector	—	941,002	976,312	488,360	429,504	1,132,046	—	—	—	—	—	3,967,224

Average Deposits	—	1,805,663	1,286,810	1,321,546	—	806,981	—	—	—	—	(11,268)	5,209,732

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
37. Capital Increase.
On January 2, 2004, Grupo Galicia held an extraordinary shareholders’ meeting during which its shareholders approved a capital increase (that would increase its capital up to Ps. 1,241,407, through the issuance of up Ps. 149,000 preferred shares, each of them mandatorily convertible into one of Grupo Galicia’s class B shares on the first anniversary date of issuance (or, if earlier, on the occurrence of a change in control) to be exchanged for up to U$S 100.0 million of face value of subordinated notes to be issued by the Bank to Grupo Galicia’s creditors in the restructuring of the foreign debt of its Head Office in Argentina and Cayman Branch, or cash from a preemptive and accretion rights offering to our share holders. On May 13, Grupo Galicia issued 149,000,000 preferred non-voting shares, with preference over the ordinary shares in the event of its liquidation, each with a face value of one peso. The preferred shares were converted into Class B shares on May 13, 2005.
38. Prior Fiscal Year Adjustments.
On January 30, 2004, the Argentine Central Bank released Communiqué “A” 4084 establishing a change of criterion for the valuation of public-sector assets.
The most significant changes included the treatment applicable to assets delivered as collateral for advances granted by the Argentine Central Bank for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02. At the Bank’s option, these assets were recorded at the value admitted for their use as collateral, under the terms of Section 15 of the above-mentioned Decree and Argentine Central Bank regulations.
The effect of this modification was recorded by the Bank under “Prior Fiscal Year Adjustments” in the amount of Ps. 30,893, as established by the Argentine Central Bank .
At the end of fiscal year 2003, in accordance with the regulations in force at that date, the Bank had recorded an asset for the difference arising from application of the Salary variation ratio (“CVS”) instead of the CER index to certain financings, for Ps. 102,705.
In view of the lack of resolution on this issue, as of December 31, 2004, the Bank wrote said assets off against prior fiscal year results, for Ps. 76,791, in accordance with the criterion established by the Argentine Central Bank regulations, and against reserves previously established for such purpose, for the remaining amount.
The prior year adjustment presented in the Statement of Changes in Shareholders’ Equity for comparative purposes is composed of a profit adjustment of Ps. 28,912 derived from the application of the deferred tax method for calculating income tax and a loss of Ps. 71,866.
During 2004, the Bank recorded prior year adjustments. The consolidated Grupo Galicia’s above mentioned prior adjustments due to the following changes in accounting criterion established by the Argentine Central Bank are as follow:

Adjustment to prior
Assets	year results
BOGAR	61,585
External Notes	(32,673)
CER/CVS compensation	(71,866)

Total	(42,954)

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
 (Expressed in thousands of Argentine pesos)
39. Subsequent events.
a) On January 19, 2006, the Board of Directors of the CNV authorized the creation of the “Galicia Personales Serie II” Financial trust, as part of the Centennial Global Securitization Program, for the issuance of debt securities or participation certificates of a face value of up to US$ 250,000 with the involvement of the Bank as trustor, organizer, underwriter and manager and of Deutsche Bank S.A. as financial trustee.
Banco Galicia would transfer a portfolio of personal loans for a total amount of up to Ps. 100,000.
b) Aguas Argentinas S.A.: after a long negotiation process, on March 21, 2006, the Executive Branch decided to rescind the concession contract with Aguas Argentinas S.A. alleging the concessionaire’s fault.
On March 9, 2006, the Bank cancelled the commitments undertaken with international financial institutions by purchasing the credits these institutions held against Aguas Argentinas S.A., thus extinguishing the guarantees granted in connection with those loans. The acquisition price was approximately 25% lower than the guaranteed amount.
At the date of these financial statements, the company has requested the opening of a reorganization process before the commercial courts.
Taking into account the known facts, the Bank has established the provisions required by current regulations to cover the risks assumed.
c) During the first quarter of 2006, the financial assistance from the Argentine Central Bank was reduced by Ps. 2,119,759 as a result of payments made in advance for Ps. 2,023,111 and installments paid in accordance with the amortization schedule for Ps. 96,648. These payments were made mainly using the proceeds from the sale of public-sector assets held as collateral. On April 4, 2006, a total of Ps. 527,290 of financial assistance from the Argentine Central Bank was cancelled in advance.
d) Tarjetas Cuyanas S.A.: The Company obtained by CNV resolution of March 31, 2006, the authorization to issue debt securities and participation certificates in the “Fideicomiso Financiero Tarjetas Cuyanas Trust II” for a face value of Ps. 37,680. As established by the supplement of the prospectus pertaining to the abovementioned trust, the Issuer Trustee is the Equity Trust Company Argentina S.A.; the Trustor, Administrator and Beneficiary is Tarjetas Cuyanas S.A.; the Organizing Agent and Underwriter is Banco Galicia; and the Co-Underwriter, Banco Regional de Cuyo S.A.
On April 12, 2006, the Company received the liquidation produced by the placement in the market of Debt Securities (DS “A”) for Ps. 30,144, at a fixed interest rate equivalent to 12%, of Debt Securities (DS “B”) for Ps. 3,768 at a fixed interest rate equivalent to 13% and of the Participation Certificates (PC) for a total of Ps. 3,768. The Company has acquired the total of Participation Certificates. The term of this trust shall be of approximately 22 months.
e) Net Investment S.A.: On April 19, 2006, the shareholders of Grupo Tradecom signed the trading securities agreements by means of which it was formally decided to make Tradecom Brasil S.A.’s and Tradecom International NV’s shares the property of Unibanco de Brasil, responsible for the settlement of the winding-up of the latter. Also, in accordance with what was earlier agreed between Grupo Galicia, Banco Galicia and Net Investment S.A., pursuant to the Argentine Central Bank’s regulations regarding the interest limits financial institutions must abide by, Tradecom Argentina S.A.’s block of shares was

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
 (Expressed in thousands of Argentine pesos)
recorded as property of Net Investment S.A. The enforcement of said agreements did not cause significant economic effects.
f) Banco Galicia:
The Shareholders’ Meeting held on April 27, 2006, resolved, in accordance with applicable regulations, the following application of the Retained Earnings as of December 31, 2005:

— To Legal Reserve:	Ps	.	90,515
— To Discretionary Reserve:	Ps	.	100,457

40. Differences between the Argentine Central Bank’s regulations and Argentine GAAP in the Autonomous City of Buenos Aires.
Through its C.D. Resolutions No. 238/01, No. 243/01, No. 261/01, No. 262/01 and No. 187/02, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) approved, with certain amendments, Technical Pronouncements Nos. 16, 17, 18, 19 and 20, which incorporate certain changes to Argentine GAAP valuation and disclosure standards, the application of which is mandatory for fiscal years commenced on and after July 1 2002 and their interim periods. Furthermore, M.D. Resolution No. 5/2003 approved Technical Pronouncement No. 21, effective for fiscal years commenced on or after April 2003. In addition, the CNV through its General Resolutions No. 434/03 and No. 459 adopted, with certain modifications, Technical Pronouncements No. 16 to No. 21 based upon the resolutions issued by the CPCECABA. Also, on August 10, 2005, CPCECABA approved CD Resolution No. 93/2005, which adopts Technical Resolutions No. 6 to 22 issued by FACPCE as professional accounting standards these resolutions were amended in order to unify Argentine GAAP and the interpretation of accounting and auditing standards 1 to 4. The abovementioned resolution shall be valid for all fiscal years commencing on and after January 1, 2006. On December 29, 2005, CNV approved, with certain amendments, CPCECABA’s C.D. Resolution No. 93/2005.
At the date these financial statements were prepared, the Argentine Central Bank had not yet adopted these regulations. For this reason, the Bank has prepared its financial statements without considering the new valuation and disclosure criteria added to Argentine GAAP.
The main differences between the Argentine Central Bank’s regulations and Argentine GAAP are detailed below:
Investment securities
As of December 31, 2005 and 2004, Grupo Galicia’s had classified as investment securities, the portion of its BODEN 2012, received in compensation from the Argentine Central Bank. These securities are recorded at face value and increased on the basis of interest accrued under the relative terms and conditions, and the balance in foreign currency is converted into pesos at the reference exchange rate published by the Argentine Central Bank on the last business day of the fiscal year. Under Argentine GAAP applicable to enterprises in general, these securities should be marked to market with the resulting gain or loss reflected in the income statement.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
 (Expressed in thousands of Argentine pesos)
Compensation to be received from the national government
As of December 31, 2005 and 2004, the Group has accounted for BODEN 2012, recognizing the right to receive in compensation from the Argentine Central Bank, as “Compensation to be Received from the National Government,” under “Other Receivables Resulting from Financial Brokerage”. These assets are recorded at face value increased on the basis of interest accrued under the relative terms and conditions, and the balance in foreign currency is converted into pesos at the exchange rate published by the Argentine Central Bank on the last business day of the fiscal year. Under Argentine GAAP, these assets should be accounted for at the market value of the securities to be received with the resulting gain or loss reflected in the income statement.
Secured loans
In accordance with the provisions of Decree No. 1387/01, dated November 6, 2001, during the fiscal year ended December 31, 2001, the Bank and the Companies controlled by Sudamericana Holding S.A. participated in the exchange offered by the National Government, swapping national government securities (which were classified and valued as “Investment accounts” by the Bank according to the criteria established by the Argentine Central Bank) for Secured Loans which, as of December 31, 2005 and December 31, 2004, were recorded under “Loans — Non-Financial Public Sector.” Furthermore, as established by Decree No. 1579/02, the Bank exchanged with the “Fondo Fiduciario para el Desarrollo Provincial “(FFDP) loans to provincial governments for BOGAR bonds which, as of December 31, 2005 and December 31, 2004, are recorded under “Government Securities without quotation.”
As of such dates, the Bank valued both assets at the lowest of present or face value, as established by Argentine Central Bank regulations, except for those used as collateral for the advance from the Argentine Central Bank for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02.
Under the provisions of CD Resolution No. 290/01 of the CPCECABA, the restructured assets should have been valued as follows:
— National secured loans: based upon the respective market quotations of the securities exchanged as of November 6, 2001, which as from that date are considered to be the acquisition cost, if corresponding, plus interest accrued at the internal rate of return until the end of each period.
— Bogar: at market value. Market trading in these securities has not reached a significant level relative to the total number of issued securities.
The aforementioned assets are allocated as collateral of rediscounts and advances from the Argentine Central Bank and/or have been exchanged for restructured foreign debt of the Bank and its subsidiary in Uruguay, as detailed in Note 1, section Situation of Banco Galicia and Banco de Galicia (Cayman) Limited (in Provisional Liquidation)” and their proceeds are expected to be used to settle those debts. For this reason, the variations in their current values should not have any negative effect on the Company’s financial condition.
Accounting disclosure of effects generated by court decisions on deposits
As of December 31, 2005, the Group carries an asset for Ps.347,777 (original value of Ps. 680,202, which includes deferred amortizations of Ps. 11,256, net of accumulated amortization of Ps.332,425) under “Intangible assets — Organization and development expenses”, for the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25,561, Decree No. 214/02 and complementary rules, as established by Argentine Central Bank regulations to be

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
 (Expressed in thousands of Argentine pesos)
amortized over 60 months. Under professional accounting standards, such asset may be recorded as a receivable and its valuation should be based upon the best estimate of the recoverable amounts.
Conversion of financial statements
The conversion into pesos of the financial statements of the foreign branches and subsidiaries for the purpose of their consolidation with Banco Galicia’s financial statements, made in accordance with Argentine Central Bank regulations differs from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP requires that:
a) the measurements in the financial statements to be converted into pesos that are stated in fiscal year-end foreign currency (current values, recoverable values) be converted at the balance sheet date exchange rate; and
b) the measurements in the financial statements to be converted into pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the pertinent historical exchange rates, restated at fiscal year-end currency, when corresponding, due to the application of Technical Pronouncement No. 17. Quotation differences arising from conversion of the financial statements will be treated as financial income or losses, as the case may be.
The application of this criterion instead of that mentioned in item a. of this Note does not have a significant impact on Banco Galicia’s financial statements.
Allowance for loan losses — Non-financial public sector
Current Argentine Central Bank regulations on the establishment of allowances provide that receivables from the public sector are not subject to allowances for uncollectibility risk. Under Argentine GAAP, those allowances must be estimated based on the recoverability risk of those assets.
Discount Bonds and GDP-Linked Units
Pursuant to Argentine GAAP, these assets must be valued separately and at their market price, less estimated selling costs. Note 2.3 states the effect resulting from the differences in the valuation criteria.
Accounting for income tax according to the deferred tax method
The Bank determines the Income Tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.
Under Argentine GAAP, the income taxes must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated. Application of this criterion would lead to an increase of approximately Ps. 239,661 in assets.
Restatement to constant currency
The Bank’s financial statements recognize the effects of changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No. 19) of the FACPCE.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
 (Expressed in thousands of Argentine pesos)
In accordance with Decree No. 664/2003 of the National Executive Branch, Communiqué “A” 3921 of the Argentine Central Bank and Resolution No. 441/03 of the CNV, the Bank discontinued the application of that method and, therefore, did not recognize the effects of changes in the purchasing power of the currency after March 1, 2003.
Under Argentine GAAP, as established by M.D. Resolution No. 41/03 of the CPCECABA, the application of this method has been discontinued effective October 1, 2003.
However, taking into account that the variation in the IPIM recorded in the March-September 2003 period was a deflation of approximately 2%, the effect from not recognizing such variation in the Bank financial statements has not been significant.
41. Summary of Significant Differences between Argentine Central Bank Rules and United States Accounting Principles.
The following is a description of the significant differences between Argentine Banking GAAP and the generally accepted accounting principles in the United States (“U.S. GAAP”). References below to “SFAS” are to United States Statements of Financial Accounting Standards.
The differences below do not include the reversal of the adjustments to the financial statements for the effects of inflation required under Argentine Banking GAAP, as the application of inflation accounting represents a comprehensive measure of the effects of price level changes in the Argentine economy and as such, is considered a more meaningful presentation than historical-based financial reporting for U.S. GAAP purposes.( See Note 2.1 “Unit of Measurement”)
a. Income tax
Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and therefore income taxes for Banco Galicia are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-bank subsidiaries have recognized a deferred tax asset at December 31, 2005 and 2004.
For the purposes of U.S. GAAP reporting, Grupo Galicia applies SFAS No. 109 “Accounting for Income Taxes”. Under this method, income taxes are recognized based on the assets and liability method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax basis of the Grupo Galicia’s assets and liabilities. Deferred tax assets are recognized if it is more likely than not that such assets will be realized.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
 (Expressed in thousands of Argentine pesos)
Deferred tax assets (liabilities) are summarized as follows:

	December 31, 2005
	SFAS 109
	applied to		SFAS 109 applied
	Argentine GAAP		to U.,S. GAAP
	balances		adjustments		SFAS 109
Deferred tax assets
Allowance for loan losses — private sector		138,896		(1,257)		137,639
Allowance for loan losses — public sector		—		—		—
Compesation and Hedge Bond		—		339,371		339,371
Amortization of intangible assets		62,914		—		62,914
Compensation to be received related to the payment of deposits		—		121,722		121,722
Provincial public debt / Discount Bond		(334,983)		294,166		(40,817)
Impairment of intangible assets		—		—		—
Allowance for equity in other companies		—		—		—
Impairment of fixed assets and foreclosed assets		—		22,040		22,040
Liabilities		(9,831)		—		(9,831)
Debt restructure		—		135,441		135,441
Provision for contingencies		57,323		—		57,323
Others		55,674		(15,695)		39,979
Loss carry forward		871,093		—		871,093

Total gross deferred tax assets	Ps.	841,086	Ps.	895,788	Ps.	1,736,874
Deferred tax liabilities:

Investments	Ps.		Ps.		Ps.
Amortization of intangible assets		—		—		—
Depreciation of fixed assets		—		—		—

Total gross deferred tax liabilities	Ps.	—	Ps.	—	Ps.	—

Net deferred income tax asset before valuation allowance	Ps.	841,086	Ps.	895,788	Ps.	1,736,874

Valuation allowance		(789,257)		(895,788)		(1,685,045)

Net deferred income tax	Ps.	51,829	Ps.	—	Ps.	51,829

	December 31, 2004
	SFAS 109
	applied to		SFAS 109 applied
	Argentine GAAP		to U.,S. GAAP
	balances		adjustments		SFAS 109
Deferred tax assets
Allowance for loan losses — private sector		127,416		(14,124)		113,292
Allowance for loan losses — public sector		—		344,773		344,773
Compesation and Hedge Bond		(480,009)		633,076		153,067
Amortization of intangible assets		—		—		—
Impairment of intangible assets		—		2,508		2,508
Allowance for equity in other companies		20,317		—		20,317
Impairment of fixed assets and foreclosed assets		—		22,528		22,528
Liabilities		(27,981)		—		(27,981)
Provision for contingencies		151,154		—		151,154
Others		12,237		295,373		307,610
Loss carry forward		383,519		—		383,519

Total gross deferred tax assets	Ps.	186,653	Ps.	1,284,134	Ps.	1,470,787

Deferred tax liabilities:

Investments	Ps.		Ps.		Ps.
Amortization of intangible assets		69,611		(10,121)		59,490
Depreciation of fixed assets		9,956		—		9,956

Total gross deferred tax liabilities	Ps.	79,567	Ps.	(10,121)	Ps.	69,446

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
 (Expressed in thousands of Argentine pesos)

	December 31, 2004
	SFAS 109
	applied to		SFAS 109 applied
	Argentine GAAP		to U.,S. GAAP
	balances		adjustments		SFAS 109
Net deferred income tax asset before valuation allowance	Ps.	266,220	Ps.	1,274,013	Ps.	1,540,233

Valuation allowance		(249,469)		(1,274,013)		(1,523,482)

Net deferred income tax	Ps.	16,751	Ps.	—	Ps.	16,751

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax, calculated on the basis of U.S. GAAP for the years ended December 31, 2005, 2004 and 2003:

	December 31,
	2005		2004		2003
Statutory income tax rate		35%		35%		35%
Tax provision computed by applying the statutory rate to the income before taxation calculated in accordance with U. S. GAAP	Ps.	262,499	Ps.	12,018	Ps.	242,530
Tax exempt income		20,494		(266,452)		(827,978)
Reversal of deferred income taxes under U.S. GAAP		—		—		—
Reversal of deferred tax set-up under Argentine GAAP		—		—		—
Valuation allowance		—		289,858		623,800
Other		—		—		—

Actual tax provision under U.S. GAAP	Ps.	282,993	Ps.	35,424	Ps.	38,352

Valuation Allowance: For 2005, 2004 and 2003, the Bank had significant accumulated tax losses and uncertainties with respect to the generation of taxable income sufficient enough to absorb such deferred tax assets. This situation constitutes negative evidence under FAS 109 as to the realizability of deferred tax assets and so thus, a valuation allowance was required for the deferred tax assets that are more likely not to be realized by either (1) carryback to prior years, (2) carry-forward to future years or (3) reversal of existing taxable temporary differences.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
 (Expressed in thousands of Argentine pesos)
For the years ended December 31, 2005, 2004 and 2003, the Bank provided a full reserve of its net deferred tax assets. In addition and following the principle above, the Bank fully rerserved its Minimum Presumed Income Tax (“MPIT”) carry-forward.
The Group has recognized deferred tax assets related to its non-bank subsidiaries due to the fact that such subsidiaries are expected to generate enough future taxable income in an amount sufficient to absorb the deferred tax asset.
b. Commissions on loans
Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs. In accordance with U.S. GAAP under SFAS 91, loan origination fees net of certain direct loan origination costs should be recognized over the life of the loan as an adjustment of yield or by straight-line method, as appropriate.
c. Intangible assets
Amortization of deferred expenses for setting up branches
Under Argentine Banking GAAP the Group amortizes deferred expenses for setting up branches over the related lease agreements with a maximum of 60 months. In accordance with SOP 98-5 such start-up costs should be expensed as incurred.
Goodwill
Goodwill recorded on the purchase of regional credit card companies is being amortized in 10 years for Argentine Banking GAAP purposes.

According to SFAS 142, from June 30, 2001, goodwill is no longer amortized. Furthermore, goodwill is reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For U.S. GAAP, Grupo Galicia has recorded an impairment of goodwill in its financial statements as of December 31, 2001.
Subsequent to the impairment recorded under U.S. GAAP in 2001, the Group has written off different goodwill amounts under Argentine Banking GAAP that have been reversed for U.S. GAAP purposes since such written offs were considered in the impairment charge.
Amortization expenses, under Argentine Banking GAAP have been reversed for U.S.GAAP purposes.
Software costs
Under U.S. GAAP, SOP 98-1 defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Only the second stage costs should be capitalized. Under Argentine Banking GAAP, the Bank capitalized costs relating to all three of the stages of software development.
Organization costs related to the exchange offer
Before the issuance of SAB 103, Grupo Galicia, following the guidelines established by article 202 of the Commercial Companies Law, has deducted from the Share Issuance Premiums the organizational costs related to the exchange offer and the issuance of shares conducted in July 2000. Under U.S. GAAP and following the guidelines established by SAB 50, organizational costs such as legal, printing and other costs related to the exchange offer and the issuance of shares are considered to be an intangible asset

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
 (Expressed in thousands of Argentine pesos)
and a 5 year amortization period was elected to represent the period benefited by the intangible asset. The audit fees related to this these transactions have been expensed, in accordance with U.S. GAAP.
In May 2003, the SEC issued SAB 103 related to the accounting treatment for costs incurred to register securities issued for the formation of one-bank holding companies which supersedes SAB 50. Under SAB 103 exchange offer costs should be expensed as incurred as mentioned in SOP 98-5 “Reporting on the Costs of Start-Up Activities”. Therefore the remaining outstanding balance related to the Exchange Offer costs have been expensed for US GAAP purposes in the fiscal year ended December 31, 2003.
d. Loan loss reserves
The Bank’s accounting for its loan loss reserve differs in some respects with practices of U.S. based banks. The most significant differences follow:
(i) Loan charge offs and recoveries
The Bank records recoveries on previously charged-off loans directly to income and records the amount of charged-off loans in excess of amounts specifically allocated as a direct charge to the income statement. The Bank does not partially charge off troubled loans until final disposition of the loan, rather, the allowance is maintained on a loan-by-loan basis for its estimated settlement value. The banking industry practice in the United States is to account for all charge off and recovery activity through the allowance for loan loss account. Further, loans are generally charged to the allowance account when all or part of the loan is considered uncollectible. In connection with loans in judicial proceedings, resolution through the judicial system may span several years. Loans in judicial proceedings, greater than three years at December 31, 2005, 2004 and 2003, amounted to Ps. 9,842, Ps.63,397 and Ps.195,003, respectively. Under US GAAP purposes these loans were completely provisioned. The Bank also classified loans, many of which are in judicial proceedings, which amounted approximately Ps.22,800, Ps. 85,500 and Ps. 324,900 as of December 31, 2005, 2004 and 2003, respectively, as uncollectible, although the Bank may hold preferred guarantees. Under U.S. GAAP these loans would have been charged off. Therefore the balance of loans and allowance for loan losses would be decreased by these amounts. The Bank’s practice does not affect the accompanying Statements of Income on Shareholders’ equity as the Bank’s reserve contemplates all losses inherent in those troubled loans.
(ii) Loans — Non-financial national public sector
During the fiscal year ended December 31, 2001, and as a consequence of Decree No. 1387/01, effective as of November 6, 2001, the Bank swapped part of its Argentine public-sector debt instruments, under the Promissory Note/Bond program, for secured loans.
As established by article 20 of the above mentioned decree, the conversion was made at the nominal value, at a rate of exchange of Ps. 1.0 = US$ 1.0 and in the same currency as that of the converted obligation.
The Argentine Central Bank provided that the loss arising from the difference between the carrying value of the secured loans and the book value of the securities exchanged must be recorded in an asset adjustment account and charged to income on a monthly basis, in proportion to the term of each of the secured loans received.
In accordance with U.S. GAAP, specifically the Emerging Issues Task Force No. 01-07 (“EITF 01-07”), satisfaction of one monetary asset (in this case a loan or debt security) by the receipt of another monetary asset (in the case a secured loan) for the creditor is generally based on the market value of

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
 (Expressed in thousands of Argentine pesos)
the asset received in satisfaction of the debt (an extinguishment). In this particular case, the secured loan being received is significantly different in structure and in interest rates than the debt securities swapped. Therefore, the fair value of the loans was determined on the balance sheet date based on the contractual cash flows of the loan received discounted at an estimated market rate. The estimated fair value of the loan received will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss. The difference between the cost basis and amounts expected to be collected is being amortized on an effective yield basis over the life on the loan.
(iii) Loans/Bonds — Non-financial provincial public sector
As of December 31, 2002, the Group offered to exchange certain loans to Argentine provincial governments for loans or securities of the Argentine national government, however the exchange was finalized in 2003. As of December 31, 2001 these loans were considered to be impaired under U.S. GAAP in accordance with Statement of Financial Accounting Standards No. 114. Accordingly, the Group established an allowance for loan losses on loans to Argentine provinces as of December 31, 2002.
In 2003, the Bank tendered in the exchange under Decree No.1579/02 its portfolio of loans to provincial governments and pursuant to the option provided by section 3, subsection k of the Decree, opted to receive promissory notes, valued in accordance with Argentine Central Bank Communiqué “A” 3911. The Bank received BOGAR, available for sale securities for FAS 115 purposes, for the provincial loan for which the exchange had been completed at the close of the fiscal year 2003, despite having opted to receive promissory notes.
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
For U.S. GAAP purposes, these BOGAR are classified by the Bank as available for sale securities and subsequently recognized at market with the unrealized gain or loss recognized as a charge or credit to equity through other comprehensive income. In connection with estimating the fair value of the BOGAR, the Bank used quoted market values.
In 2004, BOGAR securities were offered by the Bank to guarantee hedge bonds. Pursuant to Communiqué “4084” securities offered to guarantee hedge bonds should be recorded at the value allowed for purposes of the creation of guarantees. Following the same rule the Central Bank required all banks in Argentina to reflect the change in the BOGAR value as an adjustment to prior year retained earnings.
For US GAAP purposes the adjustment to retained earnings was reversed pursuant to ABP 20. (See Note 41 (h) “Adjustment to prior year results”)

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
As of December 31, 2005, for US GAAP purposes these BOGAR are recognized at market with the unrealized gain or loss recognized as a charge or credit to equity through other comprehensive income. In connection with estimating the fair value of the BOGAR, the Bank used quoted market values.
          (iv) Impaired Loans — Non-financial private sector and residents abroad
For the purposes of reporting under U.S. GAAP, the Bank adopted Statement of Accounting Standards No.114, “Accounting for Creditors for Impairment of a Loan” (“SFAS 114”) as amended by Statement of Financial Accounting Standards No. 118, “Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures” (“SFAS 118”). SFAS 114, as amended, requires that the allowance of an impaired loan be based on the present value of expected future cash flows discounted at the loan’s effective interest rate fair value of the loan or the fair value of the collateral, if the loan is collateral dependent. Under SFAS 114, a loan is considered impaired when, based on current information, it is probable that the borrower will be unable to pay contractual interest or principal payments as scheduled in the loan agreement. SFAS 114 applies to all loans except smaller-balance homogeneous consumer loans, loans carried at the lower of cost or fair value, debt securities, and leases.
The Bank applies SFAS 114 to all commercial loans classified as “ With problems”, “Insolvency Risks” and “Uncollectible” or commercial loans more than 90 days past due. The Bank specifically calculates the present value of estimated cash flows for commercial loans in excess of Ps. 500,000 and more than 90 days past due. For commercial and other loans in legal proceedings, loans in excess of Ps. 500,000 are specifically reviewed either on a cash-flow or collateral-value basis, both considering the estimated time to settle the proceedings.
The following information relates to the Bank’s impaired loans:

	December 31,
	2005		2004		2003
Total impaired loans	Ps.	626,013	Ps.	776,973	Ps.	1,852,711
Average impaired loans during the year		722,172		1,421,478		2,110,583
Total impaired loans with no allowance under US GAAP		31,718		35,051		49,492
Cash payments received for interest on impaired loans, recognized as income		584		4,341		3,339
Allowance for impaired loans under SFAS 114		397,875		379,484		953,767
In addition, the Bank has performed a migration analysis for consumer loans and all performing commercial loans based on historic uncolletivity following the SFAS 5 considerations.
          (v) Credit card loans
Grupo Galicia establishes its reserve for credit card loans based on the past due status of the loan. All loans greater than 180 days have been reserved at 50%, in accordance with the rules established by the Argentine Central Bank. Under U.S. GAAP, loans greater than 180 days past due should be charged off. As a result, under U.S. GAAP the charge offs of the credit card portfolio has been increased as of December 31, 2005, 2004, and 2003, by Ps.6,536, Ps. 4,590 and Ps.4,985, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
e. Government securities and other investments
          (i) Investment securities
The Bank’s government securities and certain other securities that are included under the caption “investment accounts” under Argentine Banking GAAP, are considered as “available for sale” under U.S. GAAP.
Under Argentine Banking GAAP, such securities are valued at cost plus accrued interest where as under US GAAP, these securities are valued at its market value. Unrealized gains and losses are included in other comprehensive income net of taxes.
(ii) Hedge bonds to be issued in connection with the compensation for foreign currency position, compensatory bonds received and to be received in connection with the compensation for “asymmetric pesification”.
Argentine Central Bank’s Communiqué “A” 3650 established the regulations necessary to implement the provisions of Decree No.905/02 in connection with the compensation of the negative effects of the conversion into pesos at different exchange rates of financial institutions’ assets and liabilities and the resulting foreign currency mismatches left in their respective balance sheets.
As of December 31, 2004 the Compensatory Bond and Hedge Bond to be received, subject to the final resolution of unresolved matters with the Argentine Central Bank amounted to US$ 2.189,7 million (Compensatory Bond and Hedge Bond amounting to US$ 994.6 million and  US$ 1,195.1 million respectively). In March 2005, the Bank agreed with the Argentine Central Bank the amount of the compensatory and hedge bond to be received in the amount of US$ 2,178.0 million (compensation bond US$ 906.3 million and hedge bond US$ 1,271.7 million). The difference in the agreed amount and the carrying value of the compensatory Bonds at December 31, 2004 did not impact the U.S. GAAP financial results of the Bank.
At December 31, 2005 and 2004, the amount of Ps. 4,154,989 and Ps. 4,732,288, respectively for the compensatory and the hedge bond to be received from the National Government was recorded in Other receivables resulting from financial brokerage under the caption “Compensation to be received from the National Government”, while at December 31, 2005, Ps.650,924 for the securities received for the compensation, were recorded in Government securities — Holdings in investment accounts. Furthermore during 2004 the Bank entered into repurchase transaction amounting to Ps. 374,793 that has been recorded under Other receivables resulting from financial brokerage under the caption - Forward purchases of securities under repo transactions and under Miscellaneous Receivables.( See Note 41 (s) “ Repos and Reverse Repos”).
In order to purchase the Hedge Bond, the Bank may enter into an advance with the Argentine Central Bank, with interest payable at CER plus 2%. In the case of the Hedge Bond and the related financing to be obtained from the Argentine Central Bank, the transaction is retroactive to February 3, 2002. The Bank can withdraw its request to purchase the Hedge Bonds prior to the approval of the Argentine Central Bank and prior to the execution of the transaction.
In connection with the Bank’s right (but not the obligation) to purchase the Hedge Bond, the Bank has recognized the right to purchase the Hedge Bond at their equivalent value as if the Bank had the associated bonds in their possession, and recognized the associated liability to fund the Hedge Bonds as if the Bank had executed the debt agreement with the Argentine Central Bank. The receivable is

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
denominated in U.S. dollars bearing interest at Libor whereas the liability to the Argentine Central Bank is denominated in pesos with interest being accrued at CER plus 2%, each retroactive to February 3, 2002.
Under U.S. GAAP, the right to purchase the Hedge Bond is not considered an asset under Financial Accounting Standards Board Statement of Concepts No, 6 Elements of Financial Statements (CON 6). Under CON 6, assets are defined as “...probable future economic benefits obtained or controlled by an entity as a result of past transactions or events”. In addition, one of the three essential characteristics of an asset includes that an entity can obtain the benefit and controls others’ access to it. As of December 31, 2005, the Bank cannot obtain the benefit of the Hedge Bond to be purchased until such time as the transaction becomes approved by the Argentine Central Bank and the Bank remits funds to the Argentine Central Bank. The liability under U.S. GAAP would be recognized when the Bank enters into the financing arrangement.
In connection with the compensatory bonds received or receivable by the Bank, such amounts should initially be recognized at their market value for U.S. GAAP purposes.
Compensatory Bonds received by the Bank are classified as available for sale and are carried at estimated market value with the unrealized gain or loss recognized as a charge or credit to equity through other comprehensive income. In connection with estimating the fair value of the Compensatory Bonds, the Bank used quoted market values.
Under US GAAP, the activity of the compensation bonds to be received has been reflected in the income statement considering that the compensation bonds were adjusted to its market value. The activity includes (1) the effect of the exchange rate between the argentine pesos and the US dollars for the Compensation Bond to be reveived, (2) the cancellation of certain amounts related to the disputes with the Central Bank and (3) the payments made in satisfaction to the deposits held in Uruguay, and foreign debt restructuring.
          (iii) External Notes / Discount Bonds and GDP-Linked Units
Under Argentine Banking GAAP, the Discount Bonds and GDP - Linked Units have been recorded as described in Note 2.3.
Under US GAAP, the External Notes are classified as available for sale securities and recorded at market value, with the respective gain or loss being charged to equity through “Other Comprehensive Income” unless any declines are considered “other than temporary decline” where such decreases in values are charged to income. The Bank determined that the carrying values as of December 31, 2002 was a reasonable estimate of their market values primarily from their ability and practice of offsetting amounts against taxes, including value-added taxes.
Subsequently, during the fiscal year ended December 31, 2003, the national government suspended the ability offset tax obligations with public debt securities. The Bank concluded that these obligations were impaired for US GAAP purposes and an other than temporary loss amounting to Ps. 378,996 was recognized.
As of December 31, 2003, in order to estimate fair value of these securities the Bank considered the collateral value assigned to the External Notes by the Argentine Central Bank for purposes of extending credit for the purchase of BODEN 2012.
On November 4, 2004 the Superintendence of Financial Institutions informed the Bank that External Notes cannot be used as collateral for the advance to subscribe the Hedge Bond, and they have to be valued pursuant to Communiqués “A” 3911 and “A” 4084.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
Under US GAAP, the change in estimated fair value of the External Notes for the year ending December 31, 2004 was considered an other than temporary decline in available-for-sale securities pursuant to EITF 03-01. Therefore, the Bank recorded an impairment charge of Ps.163,344.
On January 2005, the Bank accepted the offer to exchange its External Notes, for “Discount Bonds in pesos” and “GDP-Linked Units” issued under Argentine debt restructuring. The Bank received the new instrument for an original principal amount equal to 33.7% for the External Notes carrying value at December 31, 2004.
As of December 31, 2005, the discount bonds were considered available for sale and are carried at the estimated market value with the unrealized gains or loss since the exchange date recognized as charge or credit to equity though other comprehensive income.
The GDP-Linked Unit is considered a derivative financial instrument under SFAS 133 and carried at market value with unrealized gains or losses recognized as income. This adjustment is reflected seperately in the reconciliation to U.S. GAAP consolidated net income and U.S. GAAP shareholders’ equity under the caption “GDP-Linked Units”.
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
Grupo Galicia’s assets and liabilities would be increased by approximately Ps.1,200,279, Ps.799,808, and Ps.598,554, had U.S. GAAP been applied at December 31, 2005, 2004 and 2003, respectively.
g. Derivative instruments
Under Argentine Central Bank rules, the Bank accounts for derivatives in memorandum accounts off the balance sheet, and accrues the premium paid or received through the life of the instrument. Embedded derivative financial instruments are not bifurcated under Argentine Banking GAAP.
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
As of December 31, 2004 and 2003, the Group had no derivative financial instruments under U.S. GAAP. At December 31, 2005 the Group had the following derivative financial instruments carried for US GAAP purposes at their fair value with unrealized gains and losses charged to income:
•	GDP-linked Unit described in Note 29

•	Guarantee granted under BG Financial Trust described in Note 34

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
Additionally, the Group holds “cap and floor” embedded derivatives on negotiable obligations and financial trust’ debt securities, which were not bifurcated from the main instrument under US GAAP because such embedded derivatives were considered clearly and closely related to the host contract.
The written put options mentioned in Note 30 to these financial statements are considered financial guarantees for U.S. GAAP purposes and were valuated under FIN 45. (See Notes 30 and 41.o.)
h. Adjustment to prior year results
As described in Note 38, under Argentine Banking GAAP, the Group recorded adjustments to prior year results as contra equity adjustments. Under US GAAP, APB 20 generally prohibits retroactive restatement of prior year financial statements to reflect accounting changes. As a result, the Group recorded through the year results the amounts reflected as restatement of prior year results.
i. Compensation related to the payment of deposits
Financial institutions have asked the government for compensation for the losses generated from the payment of deposits pursuant to judicial orders at the free market exchange rate, which was greater than that established by the government for conversion into pesos the financial institutions’ assets and liabilities.
Through Communiqué “A” 3916, the Argentine Central Bank allowed the recording of an intangible asset for the difference between the amount paid by financial institutions pursuant to judicial orders and the amount resulting from the conversion into pesos of the dollar balance of the deposits reimbursed at the Ps.1.40 per US dollar exchange rate (adjusted by CER and interest accrued until the date of the reimbursement). The corresponding amount must be amortized over 60 months beginning April 2003. As of December 31, 2005, 2004 and 2003, the amount recorded under “Intangible Assets”, net of accumulated amortization, was Ps. 347,777, Ps. 451,428 and Ps. 487,020 respectively.
As of the date of preparation of these financial statements, the Supreme Court has not taken any measures to compensate for the relative issues.
Under U.S. GAAP, the right to obtain this compensation is not considered an asset under Financial Accounting Standards Board Statement of Concepts No. 6 Elements of Financial Statements (CON 6).
j. Transfers of financial assets
Financial trust “Galtrust I”
The financial trust “Galtrust I” was created in October 2000 in connection with the securitization of provincial loans for a total amount of Ps.1,102 million. The securitized loans were from the portfolio of loans granted to provincial governments, guaranteed by the federal tax revenues shared with the provincial governments. This trust was recorded under Argentine Central Bank rules in the “Other Receivables from Financial Brokerage”, account in the financial statements and its balance as of December 31, 2005, 2004 and 2003, was Ps. 537 million, Ps. 665 million and Ps. 646 million, respectively. The Bank considers this transaction as a sale under U.S. GAAP, in accordance with FAS 140. Galtrust I debt securities and certificates retained by the Bank are considered as “available for sale securities” under U.S. GAAP and the unrealized gains (losses) on these securities are reported as an adjustment to shareholders’ equity through Other Comprehensive Income, unless unrealized losses are deemed to be other than temporary in accordance with Emerging Issues Task Force No. 99-20. The unrealized loss on the retained interests at December 31, 2001 has been deemed to be other than

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
temporary and such loss has been charged to income. The retained interests were initially recorded based on their allocated book value using the relative fair value allocation method.
During 2002, the portfolio of loans included and the related retained interest in Galtrust I were subject to the pesification. As a result the retained interest in the trust was converted to pesos at an exchange rate of 1.40 to 1 and the interest rate for their debt securities changed to CER plus 10%. During 2003 Galtrust I had swapped its provincial loans for Secured Bonds (BOGAR). (See Note 41 d. (iii))
For purposes of estimating the fair value of the retained interests in the securitization trusts valuation models were used which consider certain assumptions in estimating future cash flows and a rate under which the cash flows are discounted.
The credit risk reflected by the subordination of the B and C note was taken into account in the discount rate applied by the Bank. The discount rates used as of December 31, 2004 and 2003 were as follows:
Discount rate for:

	December 31,	December 31,	December 31,
	2005	2004	2003
Galtrust I Class B Debt Securities	2%	6%	11%
Galtrust I Participation Certificates	2%	7%	11.5%
As of December 31, 2005, 2004 and 2003, the rate is based upon the Bank’s estimate of comparable internal rates of return of other CER-adjusted bonds.
Financial trust “Galtrust II, Galtrust V” and “Galicia Mortgage Loans”
On December 17, 2001 and April 2002, the Bank entered into securitization transactions where the Bank established five different trusts and transferred to the trusts ownership of mortgage loans in exchange for debt securities and residual interests in the trusts.
These transfers were not considered as a sale for U.S. GAAP purposes. Therefore, the Bank reconsolidated the loans transferred to the financial trust. Accordingly, the Group valued these loans under SFAS 5, for purposes of determining its loan loss reserve. For Argentine Banking GAAP purposes, the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trusts.
On January 10, 2005, the parties resolved to terminate Galicia Mortgage Loans trust in advance and redeem the outstanding securities, and all the trust assets were transferred back to the Bank. As a result, mortgage loans for Ps. 172,214 and Ps. 1,508 in cash were reconsolidated into the Bank accounts under Argentine Banking GAAP at that time.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
Financial Trust “Secured Loans”
As part of the implementation of the Galicia Capitalization and Liquidity Plan, this “Secured Loans” trust was created. Under this trust, secured loans for Ps. 108,000 were transferred, and Ps.81,000 in cash and certificate of participation for Ps. 27,000 were received in exchange.
This transfer was not considered as a sale for U.S. GAAP purposes. Therefore, the Bank reconsolidated the loans transferred to the financial trust. Accordingly, the Group valued these loans at its book value before the transfer to the trust (See Note 41d.(ii)). For Argentine Banking GAAP purposes, the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trusts

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
BG Financial Trust
During 2005, the Group entered into a securitization transaction of commercial and consumer non-performing loans. This transaction was not considered as a true sale under US GAAP and therefore it was recorded as a secured borrowing. The Bank reconsolidated the loans for Ps. 200,368, re-established its loan loss reserves under SFAS 5, 114 and 118 for Ps. 109,078, and recognized a liability for the proceeds received in the transaction for Ps. 91,290. For Argentine Banking GAAP, no assets are recognized at December 31, 2005 as all the debt securities and certificates of participations were subscribed by third parties.
Additionally, the Bank as servicer of the trust assumed a special management commitment that enables the Bank to receive a compensation incentive if upon the occurrence of the following: (i) no later than December 31, 2009, the net cash flow effectively collected equals or exceeds the price paid for the transferred portfolio; and (ii) no later than December 31, 2012, an IRR equal or higher than 18% is reached; in the event that the any of this two objectives are not met, a penalty equal to the difference shall be paid to the trustee.
This instrument is considered derivative financial instruments under SFAS 133 and it is recorded at its fair value with unrealized gains and losses charged to income.
k. Acceptances
Under Argentine Banking GAAP, acceptances are accounted for in memorandum accounts. Under U.S. GAAP, third party liability for acceptances should be included in “Other Receivables Resulting from Financial Brokerage” representing Bank customers’ liabilities on outstanding drafts or bills of exchange that have been accepted by the Bank. Acceptances should be included in “Other Liabilities Resulting from Financial Brokerage” representing the Bank’s liability to remit payment upon the presentation of the accepted drafts or bills of exchange.
The Group’s assets and liabilities would be increased by approximately Ps. 23,938, Ps. 18,967 and Ps. 23,354, had U.S. GAAP been applied as of December 31, 2005, 2004 and 2003, respectively.
l. Year 2000 costs
Under Argentine Banking GAAP, costs related to the Year 2000 project have been capitalized. Under U.S. GAAP costs relating to the Year 2000 project arising from the modification of existing systems are expensed as incurred.
m. Impairment of real estate properties and foreclosed assets
Under Argentine Banking GAAP, real estate properties and foreclosed assets are carried at cost adjusted by depreciation over the life of the assets. In accordance with Statement of Accounting Standards No. 144, “Impairment of Long-lived Assets”, such assets are additionally subject to: recognition of an impairment loss if the carrying amounts of those assets are not recoverable from their undiscounted cash flows and an impairment loss measured as the difference between the carrying amount and fair value of the assets.
The Group evaluates potential impairment loss relating to long-lived assets by comparing their carrying amounts with the undiscounted future expected cash flows generated by the assets over the remaining life of the assets. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
the assets. Testing whether an asset is impaired, and measuring the impairment loss is performed for asset groupings at the lowest level for which there are identifiable cash flow that are largely independent of the cash flows generated by other asset groups.
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
In 2005, 2004 and 2003, no additional impairment was recorded in real estate properties and foreclosed assets. The Argentine Banking GAAP amortizations for 2005, 2004 and 2003 of the assets impaired in 2002 have been reversed for U.S. GAAP purposes.
n. Equity investments in other companies
Under Argentine Banking GAAP, the equity investments in companies where significant influence exists are accounted for under the equity method. The remaining investments have been accounted for under the cost method, taking their equity method value as a limit in book value.
In addition, for U.S. GAAP purposes, under SAB 59, the Group should determine if any indicators are present that may indicate the fair value of the investment has been negatively impacted during the fiscal year. If it is determined that the fair value of an investment is less than the related company’s value, an impairment of the investment must be recognized.
As of December 31, 2003, the Group evaluated their investments and determined that the estimated fair value of certain investments was lower than the respective book value. Furthermore, based on all available evidence the Group concluded that the carrying amount of the investment will not be recoverable within a reasonable period of time. As a consequence, the impairment was deemed other than temporary. As of December 31, 2004, no additional impairment has been determined for US GAAP purposes. As of December 31, 2005, a new evaluation was made and the group concluded that the carrying amount of certain investments will not be recoverable and so the impairment was deemed other than temporary and booked for U.S. GAAP purposes.
o. Guarantees
Financial guarantee — Exchange of deposits with the financial system II
Pursuant to the decree 1836/02 and the Argentine Central Bank communiqué “A” 3828, the Bank entered into and exchange offer to exchange restructured deposit certificates (“CEDROS”) for BODEN 2005, 2006, 2012 and 2013. The BODEN offered to the holders of CEDROS are unsecured government bonds denominated in US dollars. As a part of the restructuring, the Bank was required to guarantee the payment of the BODEN to the holders of CEDROS at a price equal to Ps 1.40 per US dollar adjusted by applying the accumulated CER from February 3, 2002 to the expiration date of the BODEN. The price cannot exceed the Argentine pesos per US dollar free exchange rate at the expiration date of the BODEN.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
Other Financial Guarantees
During 2005 and 2004 the Company entered into different agreements to guarantee lines of credit of customers amounting to Ps. 65,056 and Ps. 286,668, respectively. As of December 31, 2005 and 2004 guarantees granted by the Bank amounted to Ps. 16,019 and Ps. 34,712, respectively.
As of December 31, 2005 and 2004, the Group maintains the following guarantees:

			Estimated		U.S. GAAP
	Maximum		Proceeds		Carrying
	Potential		From collateral		Amount
2005	Payments (*)		Recourse		Liability
Exchange of deposits with the financial system II	Ps.	184,801		—	Ps.	7,977
Other Financial guarantees	Ps.	16,019	Ps.	1,685	Ps.	8,584

	Ps.	200,820	Ps.	1,685	Ps.	16,561

			Estimated		U.S. GAAP
	Maximum		Proceeds		Carrying
	Potential		From collateral		Amount
2004	Payments (*)		Recourse		Liability
Exchange of deposits with the financial system II	Ps.	173,069		—	Ps.	8,802
Other Financial guarantees	Ps.	34,712	Ps.	5,844	Ps.	6,661

	Ps.	207,781	Ps.	5,844	Ps.	15,463

(*)	The maximum potential payments represent a “worse-case scenario’’, and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.
Under Argentine Banking GAAP, the Bank provisioned the guarantees that are probable to be honored. The amount provided under Argentine GAAP amounted to Ps. 3,503 and Ps. 6,550 as of December 31, 2005 and 2004, respectively.
Under US GAAP, effective January 1, 2003 the Bank adopted FASB interpretation No. 45 “Guarantor’s Accounting and Disclosures Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others”. As of December 31, 2005 and 2004, the Bank recognized a liability for the fair value of the obligations assumed. The additional amount to be recognized for US GAAP amounted to Ps.13,059 and Ps. 8,913, as of December 31, 2005 and 2004, respectively.
p. Minority Interest
The minority interest represents the effect of the US GAAP adjustments in the Group’s consolidated subsidiaries. For US GAAP purposes the shareholders’ equity is negative. Therefore, the effect of the US GAAP adjustments related to the minority interest is recognized up to the amount reflected in minority interest for Argentine Banking GAAP.
q. Foreign Debt Restructuring
On May 18, 2004, the Group completed the restructuring of its foreign debt. As a result of this restructuring, the Group recorded a Ps.142.5 million gain under Argentine Banking GAAP.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
For U.S. GAAP purposes, the restructuring is accounted for in each of two steps. The first step of the restructuring required the holders of the Group’s debt to exchange its old debt for new debt in two tranches. Pursuant to EITF 02-04 “Determining Whether a Debtor’s Modification or Exchange of Debt Instruments is within the scope of FASB Statement No. 15”, the Group did not receive any concession from the holders of the debt and therefore, the first step restructuring was not considered a trouble debt restructuring. Pursuant to EITF 96-19 “Debtors Accounting for a Modification or Exchange of Debt Instruments”, the first step restructuring was accounted as a modification of the old debt and therefore the Group did not recognize any gain or loss. The second step restructuring offers the holders of the Group’s debt issued in the first step explained above to exchange it for new securities including cash, Boden 2012 and equity shares of the Group. Pursuant to US GAAP this second step restructuring was accounted in accordance with FAS 15 “Accounting by Debtors and Creditors for Trouble Debt Restructurings” as a partial settlement of the debt through the transfer of certain assets and equity at its fair value. After deducting the considerations used to repay the debt, FAS 15 requires the comparison of the future cash outflows of the restructured debt and the carrying of the debt at the restructuring date.
Gain on troubled debt restructuring is only recognized when the remaining carrying value of the debt at the date of the restructuring exceeds the total future cash payments of the restructured debt reduced by the fair value of the assets and equity given as payment of the debt. Since the total future cash outflows of the restructured debt exceeds the carrying value of the old debt, no gain on restructuring was recorded under US GAAP.
As a result, under US GAAP, the carrying amount of the restructured debt is greater than the amount recorded under Argentine Banking GAAP. Therefore, under US GAAP a new effective interest rate was determined to reflect the present value of the future cash payments of the restructured debt.
Furthermore, under US GAAP expenses incurred in a trouble debt restructuring are expensed as incurred. Expenses related to the issuance of equity was deducted directly form the shareholder’s equity.
r. Repurchase Agreements and Reverse Repurchase Agreements (“Repos and Reverse Repos”)
During 2005 and 2004, the Bank entered into Repo and Reverse Repo agreements of financial instruments.
Under Argentine Banking GAAP, initial measurement of such agreements implies sale or purchase accounting together with the recognition of an asset and liability due to the investing or financing transaction entered into. For U.S. GAAP purposes, at December 31, 2005 and 2004 both assets and liabilities should decrease approximately by Ps. 262,110 and Ps. 50,462, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
Consolidated net income

	December 31,
	2005		2004		2003
Net income (loss) as stated	Ps.	107,238	Ps.	(109,871)	Ps.	(222,220)
Prior years adjustments recorded under Argentine GAAP (Note 41 h)		—		(42,954)		5,161
Loan origination fees and costs (Note 41 b)		(4,899)		1,092		(46)
Intangible assets (Note 41 c.):
Amortization of deferred expenses for setting up of branches		(1,238)		4,827		9,290
Goodwill amortization		26,374		20,988		32,701
Goodwill impairment		3,703		3,613		4,705
Software costs		(1,266)		(350)		2,285
Equity investments in other companies — Impairment (Note 41 n.)		(22,117)		—		(37,879)
Loss on exchange of National Public Debt (Note 41 d (ii))		144,050		129,200		176,778
Provincial Public Debt (Note 41 d(iii))		(257,013)		(129,396)		(344,900)
Loan impairment — private sector (Note 41 d(iv))		(34,820)		(20,122)		(14,652)
Loan impairment — credit cards (Note 41 d(v))		(1,946)		395		26,943
Amortization of organization costs on exchange offer (Note 41 c)		—		—		15,433
Organization costs related to the exchange offer (Note 41 c)		—		—		(24,804)
Impairment / loss on available for sale securities (Note 41 j)		48,233		—		—
Government Securities:
Compensatory Bond received (Note 41 e (ii))		214,254		256,117		(305,832)
Compensatory Bond to be received (Note 41 e (ii))		159,814		176,796		1,250,872
Hedge Bond (Note 41 e(ii))		177,915		117,435		616,258
Compensation related to the payment of deposits (Note 41 i)		103,651		35,592		(40,264)
Impairment of other available for sale securities (Note 41 e(iii))		91,095		(162,771)		(377,867)
GDP — Linked Units (Note 41 e(iii))		10,123		—		—
Real estate properties asset amortization (Note 41 m.)		1,395		1,395		1,395
Recognition for the fair value of obligations assumed under Financial guarantees issued (Note 41 o)		(4,146)		62,846		(71,759)
Year 2000 costs (Note 41 l)		—		3,005		17,288
Troubled Debt restructuring (Note 41 q)		(28,425)		(287,304)		—
Reversal of deferred taxes under Argentine GAAP (Note 41 a)		—		8,394		38,942
Minimum Presumed Income Tax (Note 41 a )		(32,979)		(87,543)		(38,663)
Minority interest (Note 41 p)		32,032		17,530		12,131

Net income (loss) in accordance with U.S. GAAP		731,028		(1,086)		731,296
Basic net income (loss) per share in accordance with U.S. GAAP (Note 24)		0.589		(0.001)		0.669
Average number of shares outstanding (in thousands) (Note 24)		1,241,407		1,185,227		1,092,407
Diluted net income (loss) per share in accordance with U.S. GAAP (Note 24)		0.589		(0.001)		0.669

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
Consolidated shareholders’ equity

	December 31,
	2005		2004
Shareholders’ equity as stated	Ps.	1,626,776	Ps.	1,519,538
Loan origination fees and costs (Note 41 b.)		(2,052)		2,847
Intangible assets (Note 41 c.):
Amortization of deferred expenses for setting up of branches		(9,533)		(8,295)
Goodwill amortization		55,292		28,918
Goodwill impairment		(3,463)		(7,166)
Software costs		(1,757)		(491)
Equity investments in other companies — Impairment (Note 41 n.)		(59,996)		(37,879)
Loans — non Financial Public Sector — Secured loans (Note 43 d(ii))		(868,693)		(1,012,743)
Loans / Bonds — non Financial Provincial Public Sector — BOGARS (Note 41 d(iii))		(456,507)		(721,083)
Loan impairment — private sector (Note 41 d(iv))		10,126		44,946
Loan impairment — credit cards (Note 41 d(v))		(6,536)		(4,590)
Government securities:
Compensatory Bond received (Note 41 e(ii))		(111,290)		(161,292)
Compensatory Bond to be received (Note 41 e(ii))		—		(159,814)
Hedge Bond (Note 41 e(ii))		(858,340)		(1,036,255)
Compensation related to the payment of deposits (Note 41 i.)		(347,777)		(451,428)
Discount Bonds (Note 41 e(iii)))		(394,091)		(541,767)
GDP — Linked Units (Note 41 e(iii))		10,123		—
Financial assets transferred (Note 41 j)		(293,295)		(263,986)
Minority interest (Note 41 p)		145,499		113,467
Impairment of real estate properties and foreclosed assets (Note 41m)		(67,155)		(67,155)
Real Estate properties amortization (Note 41 m)		4,185		2,790
Minimum Presumed Income Tax (Note 41 a)		(170,989)		(138,010)
Recognition for the fair value of obligations assumed under Financial guarantees issued (Note 41 o)		(13,059)		(8,913)
Foreign debt restructuring (Note 41 q)		(315,729)		(287,304)

Consolidated shareholders’ equity (deficit) in accordance with U.S. GAAP	Ps.	(2,128,261)	Ps.	(3,195,665)

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
Roll forward analysis of shareholders’ equity deficit under U.S. GAAP at December 31, 2005, 2004 and 2003:

	Grupo Galicia
					Adjustments to						Other				Total
	Capital		Paid		Shareholders’		Profit Reserves				Comprehensive		Retained		Shareholders’
	Stock		in Capital		Equity		Legal		Other		Income (loss)		Earnings		Equity
Balance at December 31, 2002	Ps.	1,092,407	Ps.	86,568	Ps.	1,418,854	Ps.	29,493	Ps.	492,339	Ps.	(14,548)	Ps.	(8,527,436)	Ps.	(5,422,323)

Distribution of retained earnings:
Unrealized appreciation of available-for-sale securities, net of minority interest		—		—		—		—		—		237,691		—		237,691
Absorption approved by the shareholders meeting on April 23, 2003										(492,339)		—		492,339		—
Net income for the year under U.S. GAAP		—		—		—		—		—		—		731,296		731,296

Balance at December 31, 2003	Ps.	1,092,407	Ps.	86,568	Ps.	1,418,854	Ps.	29,493	Ps.	—	Ps.	223,143	Ps.	(7,303,801)	Ps.	(4,453,336)

Distribution of retained earnings:
Unrealized appreciation of available-for-sale securities, net of tax and minority interest		—		—		—		—		—		1,048,731		—		1,048,731
Capital Increase		149,000		61,026		—		—		—		—		—		210,026
Net loss for the year under U.S. GAAP		—		—		—		—		—		—		(1,086)		(1,086)

Balance at December 31, 2004	Ps.	1,241,407	Ps.	147,594	Ps.	1,418,854	Ps.	29,493	Ps.	—	Ps.	1,271,874	Ps.	(7,304,887)	Ps.	(3,195,665)

Distribution of retained earnings:
Unrealized appreciation of available-for-sale securities, net of tax and minority interest												336,376				336,376
Absorption approved by the shareholders meeting on April 28, 2005		—		(147,594)		(1,124,600)		(29,493)		—		—		1,301,687		—
Net income for the year under U.S. GAAP												—		731,028		731,028

Balance at December 31, 2005	Ps.	1,241,407	Ps.	—	Ps.	294,254	Ps.	—	Ps.	—	Ps.	1,608,250	Ps.	(5,272,172)	Ps.	(2,128,261)

Comprehensive income
SFAS 130 “Reporting Comprehensive Income” establishes standards for reporting and the display of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and all transactions, and other events and circumstances from nonowner sources.
The following disclosure presented for the fiscal years ended December 31, 2005, 2004 and 2003, shows all periods restated to conform SFAS 130:

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)

	December 31,
	2005		2004		2003
Income Statement
Financial Income	Ps.	2,958,678	Ps.	1,448,708	Ps.	2,752,014
Financial Expenditures		1,845,929		1,167,444		1,502,904
Net Financial Income		1,112,749		281,264		1,249,110
Provision for Loan Losses		113,496		209,959		274,550
Income from Services		628,968		530,144		431,695
Expenditures from Services		121,305		92,759		70,358
Monetary result of financial brokerage		—		—		(68,840)
Administrative Expenses		770,874		615,063		541,954
Monetary result of operating expenses		—		—		(439)
Net Income (Loss) from Financial Brokerage		736,042		(106,373)		724,664
Minority Interests		(2,577)		3,228		2,545
Miscellaneous Income		282,845		514,606		719,207
Miscellaneous Losses		265,980		377,123		745,644
Monetary results of other operations		—		—		(7,828)
Net Income (Loss) before Income tax		750,330		34,338		692,944
Income Tax		(19,302)		(35,424)		38,352

Net income (loss) under U.S. GAAP		731,028		(1,086)		731,296

Other comprehensive income (loss):

Unrealized gains (losses) on securities		336,376		1,048,731		237,691

Other comprehensive income (loss)		336,376		1,048,731		237,691

Comprehensive income (loss)	Ps.	1,067,404	Ps.	1,047,645	Ps.	968,987

Accumulated non-owner changes in equity (accumulated other comprehensive income) at December 31, were as follow:

	December 31,
	2005		2004		2003
BODEN 2012 — Compensatory Bond		104,757		269,009		113,076
BOGAR		1,531,789		1,010,200		244,724
GalTrust I		(74,673)		(7,335)		(134,657)
Discount Bonds		56,581		—		—
Other assets		(10,204)		—		—

Accumulated other comprehensive income	Ps.	1,608,250	Ps.	1,271,874	Ps.	223,143

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
Concentration of risk — Total exposure to the public sector — Argentine government and provinces
The Group has significant exposure to the Argentine national government and provinces in the form of government securities, secured loans and other debt obligations. As of December 31, 2005 and 2004, the Group had the following bonds and loans outstanding:

	December 31, 2005				December 31, 2004
	Argentine				Argentine
	Banking				Banking
	GAAP		U.S. GAAP		GAAP		U.S. GAAP

Argentine national government loans	Ps.	5,341,756	Ps.	4,492,662	Ps.	4,682,654	Ps.	3,703,633

Argentine provincial debt		3,823,299		3,366,792		3,543,751		2,822,668

Other Argentine public-sector receivables		340,270		320,673		486,875		453,153

Galtrust I (securitization of Provincial Loans)		536,509		253,418		665,102		401,116

Compensatory bond received		987,951		876,661		976,056		814,764

Bonds to be received (1) (2)		4,154,989		—		4,732,288		656,148

Other (3)		1,229,763		845,797		1,318,692		776,925

Total	Ps.	16,414,537	Ps.	10,156,003	Ps.	16,405,418	Ps.	9,628,407

(1)	The advance to be requested from the Argentine Central Bank for the subscription of the hedge bond, was recorded in “Other Liabilities Resulting from Financial Brokerage — Other”, for Ps. 3,296,649 as of December 31, 2005. The above mentioned advance was Ps. 2,720,743 as of December 31, 2004. Under U.S.GAAP, the hedge bond and that advance have been eliminated.

(2)	As of December 31, 2005, includes the hedge bond to be received and as of December 31, 2004, includes the compensatory bond to be received related to the asymmetric pesification and indexation and the hedge bond, net of unfavorable effects on resolution of matters challenged by the Argentine Central Bank, which were in process.

(3)	Includes bonds such as Fiscal Credit Certificates and other national government bonds.
Risks and Uncertainties
As of December 31, 2005, the Bank’s exposure to the Argentine public sector, including the compensatory and hedge bonds represented approximately 64.03% of total of the Group assets. Although the Bank’s exposure to the Argentine public sector consists of performing assets, the realization of the Bank’s assets, its income and cash flow generation capacity and future financial condition is dependent on the Argentine government ability to comply with its payment obligations.
Argentine Central Bank’s Communiqué “A” 3911 and supplementary regulations state that, as from January 2006, the total exposure of financial institutions to the non-financial public sector must not exceed 40% of their total assets.
In accordance with the regulations, the Bank has presented the corresponding adjustment plan, which was accepted by the Argentine Central Bank on February 28, 2006.
As of March 31, 2006, the Bank is in compliance with the guidelines committed by said plan.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
U.S. GAAP estimates
Valuation reserves, impairment charges and estimates of market values on assets and step up bonds discounting, as established by the Group for U.S. GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on the exchange of government and provincial bonds and on retained interests in securitization trusts were significantly affected by higher discount rates at December 31, 2003 and 2002. However discount rates at December 31, 2005 and 2004 decreased. Should the discount rates change in the future years, the carrying amounts and charges to income and shareholders’ equity deficit will also change. In addition, as estimates to future cash flows change, so to will the carrying amounts which are dependent on such cash flows. It is possible that changes to the carrying amounts of loans, investments and other assets will be adjusted in the near term in amounts that are material to the Group’s financial position and results of income.
42. Parent only Financial Statements
The following are the unconsolidated balance sheets of Grupo Galicia at December 31, 2005 and 2004 and the related unconsolidated statements of income, and cash flows for the fiscal years ended December 31, 2005, 2004 and 2003.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
Balance sheet (Parent Company only)

	December 31,
	2005		2004
ASSETS
A. Cash and due from banks
Cash	Ps.	581	Ps.	463
Banks and correspondents		69		77

	Ps.	650	Ps.	540

B. Government and corporate securities
Holdings of trading securities		—		2,148
Investments in listed corporate securities		—		14,666

	Ps.	—	Ps.	16,814

D. Other receivables resulting from financial brokerage
Without quotation negotiable obligations		—		126,585
Other receivables not included in the debtor classification Regulations		238,901		232,521
Other receivables included in the debtor classification Regulations		7,197		20,043
Accrued interest receivable included in the debtor Classification regulations		26		112

	Ps.	246,124	Ps.	379,261

F. Equity investment in other companies
In financial institutions		1,316,602		1,138,210
Other		42,117		33,090
Allowances		—		(585)

	Ps.	1,358,719	Ps.	1,170,715

G. Miscellaneous receivables
Other accrued interest receivables		8		102
Other		44,644		4,767

	Ps.	44,652	Ps.	4,869

H. Fixed assets		3,066		3,229

J. Intangible assets
Goodwill		684		3,745
Organization and development expenses		19		54

	Ps.	703	Ps.	3,799

Total Assets	Ps.	1,653,914	Ps.	1,579,227

	December 31,
	2005		2004
LIABILITIES AND SHAREHOLDERS’ EQUITY

M. Miscellaneous liabilities
Directors and syndics fees payable	Ps.	158	Ps.	140
Other		26,980		59,549

		27,138		59,689

Total Liabilities	Ps.	27,138	Ps.	59,689
SHAREHOLDERS’ EQUITY	Ps.	1,626,776	Ps.	1,519,538

Total Liabilities and Shareholders’ Equity	Ps.	1,653,914	Ps.	1,579,227

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
Statement of Income (Parent Company only)

	December 31,
	2005		2004		2003

A. Financial income
Interest income from other receivables resulting from financial brokerage	Ps.	9,700	Ps.	6,911	Ps.	2,338
Net income from government and corporate securities		238		—		—
Adjustment by application of adjusting index		6		9		—
Other		279		6,548		126

	Ps.	10,223	Ps.	13,468	Ps.	2,464

B. Financial expenses
Net income from government and corporate securities		—	Ps.	383	Ps.	1,367
Other		334		—		19,221

	Ps.	334	Ps.	383	Ps.	20,588

Gross brokerage margin		9,889		13,085		(18,124)

Monetary loss from financial intermediation	Ps.	—	Ps.	—	Ps.	(1,126)

G. Administrative expenses
Personnel expenses		2,446		998		754
Directors and syndics fees		664		249		123
Other fees		2,762		1,059		2,181
Taxes		865		9,392		693
Other operating expenses		1,754		1,384		369
Other		4,390		380		646

	Ps.	12,881	Ps.	13,462	Ps.	4,766

Monetary gain from operating expenses	Ps.	—	Ps.	—	Ps.	1

Net income from financial brokerage	Ps.	(2,992)	Ps.	(377)	Ps.	(24,015)

H. Miscellaneous income
Net income on long term investments		215,531		—		—
Loans recovered and allowances reversed		1,384		811		—
Other		129		991		8,935

	Ps.	217,044	Ps.	1,802	Ps.	8,935

I. Miscellaneous losses
Net income on long term investments (1)		—		93,617		200,108
Other		139,197		4,706		7,023

	Ps.	139,197	Ps.	98,323	Ps.	207,131

Monetary gain (loss) on other transactions	Ps.	—	Ps.	—	Ps.	8

Income tax	Ps.	(32,383)	Ps.	12,973	Ps.	17

Net income (loss) for the period	Ps.	107,238	Ps.	(109,871)	Ps.	(222,220)

(1)	Includes the foreign currency position compensation.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2005, 2004 and 2003
(Expressed in thousands of Argentine pesos)
Statement of cash flows (Parent Company only)

	December 31,
	2005		2004		2003
CHANGES IN CASH
Cash at the beginning of the period	Ps.	540	Ps.	1,164	Ps.	1,293
Increase / (decrease) in cash		110		(624)		(129)

Cash at end of period		650		540		1,164

Cash provided by (used in) operating activities
Less:
Operating expenses paid		(68,228)		(9,347)		(7,118)
Plus:
Other operating income received		23,732		10,301		3,382

Cash provided by (used in) operating activities	Ps.	(44,496)	Ps.	954	Ps.	(3,736)

Other sources of cash

Dividends		350		438		—
Increase in short-term investment		46,825		1,030		17,104
Other sources of cash		161		32		357

Other sources of cash	Ps.	47,336	Ps.	1,500	Ps.	17,461

Other uses of cash
Increase in short-term loans		(635)		(2,223)		—
Increase in fixed assets		(17)		(65)		—
Increase in long-term investments		(2,078)		(790)		(11,096)
Other uses of cash		—		—		(2,758)

Total other uses of cash	Ps.	(2,730)	Ps.	(3,078)	Ps.	(13,854)

Increase / (decrease) in cash	Ps.	110	Ps.	(624)	Ps.	(129)

New authoritative pronouncements
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS 155 also eliminates a prior restriction on the types of passive derivatives that a qualifying special purpose entity is permitted to hold. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. The adoption of SFAS 155 is not expected to have a material impact on our consolidated financial statements
In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” (“SFAS 156”). SFAS 156 addresses the accounting for recognized servicing assets and servicing liabilities related to certain transfers of the servicer’s financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the servicer and its related parties. SFAS 156 requires that all recognized servicing assets and servicing liabilities are initially measured at fair value, and subsequently measured at either fair value or by applying an amortization method for each class of recognized servicing assets and servicing liabilities. SFAS 156 is effective in fiscal years beginning after September 15, 2006. The adoption of SFAS 156 is not expected to have a material impact on our consolidated financial statements.

EXHIBIT INDEX

Exhibit	Description

1.1	Unofficial English language translation of the By-laws (estatutos sociales). ****

2.1	Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American Depositary Receipt.*

2.2	Indenture, dated as of May 18, 2004, among the Bank, The Bank of New York and Banco Rio de la Plata S.A.**

4.1	English translation of form of Financial Trust Contract, dated April 16, 2002, among the Bank, Banco Provincia de Buenos Aires and BAPRO Mandatos y Negocios S.A.***

4.2	English translation of form of Loan Agreement, dated March 21, 2002, by and between Seguro de Depositos S.A. and the Bank.***

4.4	Form of restructured loan facility (as evidenced by the Note Purchase Agreement, dated as of April 27, 2004, among the Bank, Barclays Bank PLC, the holders party thereto and Deutsche Bank Trust Company Americas).**

4.5	Form of Amendment No. 1 and Waiver to Restructured Loan Facility (as evidenced by the Amendment No. 1 and Waiver to Note Purchase Agreement, dated as of December 20, 2004, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas). ****

8.1	For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. “Information on the Company — Organizational Structure.”

12.1	Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2	Certification of the principal financial officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*	Incorporated by reference from our Registration Statement on Form F-4 (333-11960).

**	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003.

***	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2002.

****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004.