Form 20-F
period 2006-12-31
GRUPO FINANCIERO GALICIA SA
filed 2007-06-29
CIK 1114700

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20–F
(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or

☑	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
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
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Ordinary Shares, Ps.1.00 par value	281,221,650
Class B Ordinary Shares, Ps.1.00 par value	960,185,367
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

(Continued)

(ii)

PRESENTATION OF FINANCIAL INFORMATION
     Our consolidated financial statements consolidate the accounts of Grupo Financiero Galicia S.A. and its subsidiaries. Therefore, our consolidated financial statements include our accounts and the accounts of:
-	Sudamericana Holding S.A., or Sudamericana, and its subsidiaries;

-	Galicia Warrants S.A.;

-	Net Investment S.A. and its subsidiaries;

-	Galval Agente de Valores S.A.; and

-	Banco de Galicia y Buenos Aires S.A., its wholly-owned subsidiary, Banco Galicia Uruguay S.A., which we refer to as “Galicia Uruguay”, and its subsidiaries and other subsidiaries and affiliated companies required to be consolidated under Argentine Banking GAAP, which we refer to collectively as the “Bank” or “Banco Galicia”.
     In this annual report, references to “we,” “our,” and “us” are to Grupo Financiero Galicia S.A. and its consolidated subsidiaries. References to Grupo Financiero Galicia are on a non-consolidated basis.
     We were formed on September 14, 1999, as a financial services holding company to hold all of the shares of the capital stock of Banco Galicia held by members of the Escasany, Ayerza and Braun families. Our most significant asset is our ownership in Banco Galicia. As of December 31, 2004, our ownership interest in Banco Galicia was 93.59% and, as of December 31, 2005, and December 31, 2006, our ownership interest was 93.60%.
     We maintain our financial books and records in Argentine pesos and prepare our financial statements to conform to the accounting rules of the Argentine Central Bank, which prescribes the generally accepted accounting principles for all financial institutions in Argentina. This annual report refers to those accounting principles as “Argentine Banking GAAP.” Argentine Banking GAAP differs in certain relevant respects from generally accepted accounting principles in Argentina, which we refer to as “Argentine GAAP”. Argentine Banking GAAP also differs in certain significant respects from generally accepted accounting principles in the United States, which we refer to as “U.S. GAAP”. See Item 5. “Operating and Financial Review and Prospects—Item 5A. Operating Results—U.S. GAAP and Argentine Banking GAAP Reconciliation” and note 38 to our consolidated audited financial statements included in this annual report for a description of the principal differences between Argentine GAAP and Argentine Banking GAAP and note 39 to our financial statements for reconciliation of the principal differences between Argentine Banking GAAP and U.S. GAAP for the periods up to December 31, 2006. A reconciliation to U.S. GAAP of our net income and total shareholders’ equity is presented for the three fiscal years ended December 31, 2006.
     In this annual report, references to “US$,” “U.S. dollars,” and “dollars” are to United States dollars and references to “Ps.” or “pesos” are to Argentine pesos. Argentine Central Bank Communiqué “A” 3671, dated July 25, 2002, required that the published reference exchange rate of the Argentine Central Bank be used by banks to value all foreign currency accounts. Unless stated otherwise, in this annual report, references to the exchange rate since that time are to the reference exchange rate published by the Argentine Central Bank.
     The exchange rates used in the December 31, 2006, December 31, 2005 and December 31, 2004 consolidated financial statements were Ps.3.0695, Ps.3.0315 and Ps.2.9738 per US$ 1.00, respectively, as quoted by the Argentine Central Bank.
     Argentina experienced a high rate of inflation in 2002. Therefore, on July 17, 2002, through Decree No. 1269/02, the Argentine Government reestablished the practice of restating financial information to account for inflation for periods beginning on or after January 1, 2002. This was regulated by Communiqué “A” 3702 of the Argentine Central Bank, Resolution No. 415/02 of the National Securities Commission, which we refer to as the “CNV”. Starting on January 1, 2002, we began to adjust our financial statements for inflation based on changes in the wholesale price index (which we refer to as the “WPI”) published by the National Institute of Statistics and Census, or “INDEC”. Through Decree No. 664/03, Argentine Central Bank’s Communiqué “A” 3921 and Resolution No. 441/03 of the CNV, dated April 8, 2003, the Government eliminated the requirement that financial statements be prepared in constant currency, effective for financial periods ending on or after March 1, 2003.

     Accordingly, information included in this annual report as of and for the three fiscal years ended December 31, 2006 does not include any effect of inflation accounting. Information included in this annual report as of and for the fiscal year ended December 31, 2003 includes the effects of inflation accounting through February 28, 2003, with the WPI having increased 0.87% between January 1, 2003 and February 28, 2003. Information included in this annual report as of and for the fiscal year ended December 31, 2002 includes the effects of inflation, with the WPI having increased 118.44% between January 1, 2002 and December 31, 2002, and was restated in constant currency of February 2003 by applying the 0.87% increase in the WPI between January 1, 2003 and February 28, 2003. The information included in this annual report as of and for periods prior to January 1, 2002 has been restated in constant pesos as of February 28, 2003 by applying the approximately 120.35% increase in the WPI for the period from January 1, 2002 to February 28, 2003.
     Throughout this annual report, “asymmetric pesification” refers to the compulsory conversion in January 2002 of most dollar-denominated assets and certain liabilities of Argentine financial institutions into peso-denominated assets and liabilities at different exchange rates. In addition, “Compensatory Bond” and “Hedge Bond” refer to the bonds that the Government has issued to the Bank (as well as to other financial institutions), as compensation for the negative effects on its financial condition as a result of the asymmetric pesification. This is more fully described in Item 4. “Information on the Company—Government Regulation—Main Regulatory Changes since 2002.”
     Unless otherwise indicated, we have derived all deposit and loan market shares and other financial industry information from information published by the Argentine Central Bank.
     We have expressed all amounts in millions of pesos, except percentages, ratios, multiples and per-share data.
     This annual report contains forward-looking statements that involve substantial risks and uncertainties, including, in particular, statements about our plans, strategies and prospects under the captions Item 4. “Information on the CompanyCapital Investments and Divestitures,” Item 5. “Operating and Financial Review and Prospects—Item 5A. Operating Results—Main Trends” and Item 5. “Operating and Financial Review and Prospects—Item 5B. Liquidity and Capital Resources.” All statements other than statements of historical facts contained in this annual report (including statements regarding our future financial position, business strategy, budgets, projected costs and management’s plans and objectives for future operations) are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of such words as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we do not provide any assurance with respect to these statements. Because these statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely include but are not limited to:
•	changes in general economic, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America;

•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies;

•	our inability to obtain additional debt or equity financing on attractive conditions or at all, which may limit our ability to fund existing operations and to finance new activities; and

•	the other factors discussed under Item 3. “Key Information—Risk Factors” in this annual report.
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
Item 2. Offer Statistics and Expected Timetable
     Not applicable.
Item 3. Key Information
Selected Financial Data
•	The following table presents summary historical financial and other information about us as of the dates and for the periods indicated.
•	The financial statements for the fiscal years ended December 31, 2004, December 31, 2005 and December 31, 2006 do not include any effect for inflation accounting. The financial statements for the fiscal year ended December 31, 2003 include the effects of inflation accounting through February 28, 2003. The financial statements as of and for the fiscal year ended December 31, 2002, and the financial data for prior periods have been restated in constant pesos of February 28, 2003.
•	The selected consolidated financial information as of December 31, 2006 and December 31, 2005, and for the fiscal years ended December 31, 2006, 2005 and 2004 has been derived from our audited consolidated financial statements included in this annual report.
•	The selected consolidated financial information as of December 31, 2003 and 2002 has been derived from our audited consolidated financial statements not included in this annual report.
•	We prepare our financial statements in accordance with Argentine Banking GAAP, which differs from Argentine GAAP and U.S. GAAP. Our audited consolidated financial statements contain a description of the principal differences between Argentine GAAP and Argentine Banking GAAP and a reconciliation to U.S. GAAP of our shareholders’ equity as of December 31, 2006 and December 31, 2005, and our net income for the three years ended December 31, 2006. See notes 38 and 39 to our audited consolidated financial statements included in this annual report.
•	You should read this data in conjunction with Item 5. “Operating and Financial Review and Prospects” and our audited consolidated financial statements.

	Fiscal Year Ended December 31,
	2006	2006	2005	2004	2003	2002
						(in millions
						of February
	(in millions					28, 2003,
	of U.S.					constant
	dollars,					pesos,
	except as					except as
	noted)(1)	(in millions of pesos, except as noted)(1)				noted)(1)
Consolidated Income Statement in Accordance with Argentine Banking GAAP
Financial Income	733.0	2,249.8	2,398.6	1,391.6	1,452.1	5,757.3
Financial Expenses	609.7	1,871.6	1,845.9	1,167.4	1,304.8	4,560.4
Net Financial Income (2)	123.3	378.2	552.7	224.2	147.3	1,196.9
Provision for Losses on Loans and Other Receivables	36.1	110.9	76.7	190.2	286.4	1,648.6
Income / (Loss) before Taxes	24.5	75.3	126.5	(66.1)	(221.6)	(2,812.9)
Income Tax	(30.7)	(94.2)	(19.3)	(43.8)	(0.6)	(66.4)
Net Income / (Loss) before the Absorption	(6.2)	(18.9)	107.2	(109.9)	(222.2)	(2,879.3)
Absorption Approved in the Annual Shareholders Meeting	—	—	—	—	—	1,370.0
Net Income / (Loss) after the Absorption	(6.2)	(18.9)	107.2	(109.9)	(222.2)	(1,509.3)
Net Income / (Loss) after the Absorption per Share (in Pesos) (*)	—	(0.015)	0.086	(0.093)	(0.203)	(1.382)
Cash Dividends per Share (in Pesos)	—	—	—	—	—	—
Book Value per Share (in Pesos)	—	1.296	1.310	1.224	1.299	1.465
Stock Dividends per Share (in Pesos)	—	—	—	—	—	—
Amounts in Accordance with U.S. GAAP
Net Income / (Loss)	1,148.4	3,524.9	731.0	(1.1)	731.3	422.5
Adjusted Net Income (Loss) per Share (in Pesos)	—	2.841	0.589	(0.001)	0.669	0.386
Book Value / (Deficit) per Share (in Pesos)	—	0.117	(1.714)	(2.574)	4.077	(4.964)
Financial Income	1,771.1	5,436.3	2,958.7	1,448.7	2,752.0	2,613.1
Financial Expenses	600.6	1,843.6	1,845.9	1,167.4	1,502.9	4,560.4
Net Financial Income / (Loss)	1,170.5	3,592.7	1,112.8	281.3	1,249.1	(1,947.3)
Provision for Losses on Loans and Other Receivables	52.2	160.3	113.5	210.0	274.6	928.8
Income Tax	(90.3)	(277.1)	19.3	35.4	(38.4)	66.5
Consolidated Balance Sheet in Accordance with Argentine Banking GAAP
Cash and Due from Banks	747.6	2,294.8	1,041.2	988.7	826.2	576.8
Government Securities, Net	1,038.7	3,188.3	5,967.4	5,518.0	6,407.1	1,786.5
Loans, Net	3,425.5	10,514.6	10,555.2	8,438.2	7,506.5	10,682.1
Total Assets	7,699.7	23,634.2	25,635.7	23,650.6	22,822.9	23,864.1
Deposits	3,511.8	10,779.4	8,421.7	6,756.9	5,584.0	5,209.4
Other Funds (3)	3,663.9	11,246.3	15,587.2	15,374.2	15,819.5	17,053.9
Total Shareholders’ Equity	524.0	1,608.5	1,626.8	1,519.5	1,419.4	1,600.8
Average Total Assets (4)	8,019.1	24,614.5	24,238.1	22,725.9	22,530.3	29,500.9
Percentage of Period-end Balance Sheet Items Denominated in Dollars:
Loans, Net of Allowances	16.68	16.68	9.84	10.43	9.36	9.11
Total Assets	28.91	28.91	26.55	32.92	36.39	43.20
Deposits	14.13	14.13	15.55	20.89	29.67	40.08
Total Liabilities	30.39	30.39	25.81	29.57	36.87	43.98
Amounts in Accordance with U.S. GAAP
Trading Securities	67.8	208.2	790.0	564.7	328.8	35.5
Available-for-Sale Securities	1,698.8	5,214.6	5,350.3	3,923.1	3,727.9	1,380.6
Total Assets	7,859.8	24,125.8	19,949.3	17,007.3	14,835.2	14,821.9
Total Liabilities	7812.3	23,980.0	22,077.6	20,203.0	19,288.5	20,244.2
Shareholders’ Equity (Deficit)	47.5	145.8	(2,128.3)	(3,195.7)	(4,453.3)	(5,422.3)

Fiscal Year Ended December 31,
2006	2005	2004	2003	2002
(in millions of
February 28,
2003, constant
pesos, except
(in millions of pesos, except as noted)(1)	as noted)(1)
Selected Ratios
Ratios in Accordance with Argentine Banking GAAP
Profitability and Efficiency
Net Yield on Interest Earning Assets (5)	1.21%	2.38%	1.02%	0.89%	3.66%
Financial Margin (6)	1.74	2.53	1.08	0.71	4.44
Return on Average Assets (7)	0.0004	0.59	(0.42)	(0.95)	(6.04)
Return on Average Shareholders’ Equity (8)	(1.15)	6.83	(7.32)	(14.53)	(62.06)
Net Income from Services as a Percentage of Operating Income (9)	63.99	48.65	66.06	73.08	24.95
Efficiency ratio (10)	92.80	72.56	94.46	113.91	61.58
Capital
Shareholders’ Equity as a Percentage of Total Assets	6.81%	6.35%	6.42%	6.22%	6.71%
Total Liabilities as a Multiple of Shareholders’ Equity	13.69	x	14.76	x	14.56	x	15.08	x	13.91	x
Total Capital Ratio (11)	15.03%	20.78%	25.11%	—	—
Liquidity
Cash and Due from Banks as a Percentage of Total Deposits	21.29%	12.36%	14.63%	14.80%	11.07%
Loans, Net as a Percentage of Total Assets	44.49	41.17	35.68	32.89	44.76
Credit Quality
Past Due Loans (12) as a Percentage of Total Loans	2.38%	2.34%	4.97%	11.70%	9.93%
Non-Accrual Loans (13) as a Percentage of Total Loans	2.59	3.50	7.74	15.04	13.08
Allowance for Loan Losses as a Percentage of Non-accrual Loans(13)	117.16	111.90	90.51	90.61	104.45
Net Charge-Offs (14) as a Percentage of Average Loans	1.42	1.49	3.77	1.98	1.89
Ratios in Accordance with U.S. GAAP
Capital
Shareholders’ Equity (deficit) as a Percentage of Total Assets	0.60%	(10.67)%	(18.79)%	(30.02)%	(36.58)%
Total Liabilities as a Multiple of Total Shareholders’ Equity	164.46x	(10.37	)x	(6.32	)x	(4.33	)x	(3.73	)x
Liquidity
Loans, Net as a Percentage of Total Assets	40.05%	50.15%	43.91%	43.32%	55.03%
Credit Quality
Allowance for Loan Losses as a Percentage of Non-Accrual Loans	168.58%	139.49%	84.75%	85.98%	101.48%
Inflation and Exchange Rate
Inflation (Deflation) (15) (16)	7.01%	10.69%	7.84%	2.03%	118.44%
Currency Devaluation Rate (16) (%)	1.25	1.94	1.39	(12.79)	236.30
CER (17)	10.08	11.75	5.48	3.66	40.53
CVS (18)	—	—	5.32	15.85	0.83

(*)	Before the loss absorption mechanism established by Argentine Central Bank Communiqué “A” 3800, net loss per share for fiscal year 2002 was Ps.(2.636).

(1)	The exchange rate used to convert the December 31, 2006 amounts into U.S. dollars was Ps.3.0695 per US$ 1.00. All amounts are stated in millions of pesos, except inflation, percentages, ratios, multiples and per-share data.

(2)	Net financial income represents mainly income from interest on loans and other receivables resulting from financial brokerage plus net income from government and corporate debt securities, including gains and losses, less interest on deposits and other liabilities from financial intermediation and monetary loss from financial brokerage. It also includes the CER adjustment.

(3)	Includes mainly liabilities with the Argentine Central Bank, other banks and international entities.

(4)	The average balances of assets and liabilities, including the related interest receivable and payable are calculated on a daily basis for Banco Galicia and for Galicia Uruguay, as well as for Tarjetas Regionales S.A consolidated with its operating subsidiaries, and on a monthly basis for Grupo Financiero Galicia and our non-banking subsidiaries.

(5)	Net interest earned divided by interest-earning assets. For a description of net interest earned, see Item 4. “Information on the Company—Selected Statistical Information—Interest-Earning Assets—Net Yield on Interest-Earning Assets.”

(6)	Financial margin represents net financial income divided by average interest-earning assets.

(7)	Net income excluding minority interest (plus unrealized valuation difference for fiscal year 2002) as a percentage of average total assets. Before the loss absorption mechanism allowed by Argentine Central Bank Communiqué “A” 3800, this ratio was (10.68)% for fiscal year 2002.

(8)	Net income (plus unrealized valuation difference for fiscal year 2002) as a percentage of average shareholders’ equity. Before the loss absorption mechanism allowed by Argentine Central Bank Communiqué “A” 3800, this ratio was (118.40) % for fiscal year 2002.

(9)	Operating income is defined as net financial income plus net income from services (plus monetary loss from financial intermediation plus the unrealized valuation difference for fiscal year 2002). Excluding from the calculation the unrealized valuation difference (in accordance with Argentine Central Bank Communiqué “A” 3703), this ratio was 278.90% for fiscal year 2002.

(10)	Administrative expenses (net of the monetary gain (loss) from operating expenses for fiscal year 2002) as a percentage of operating income as defined above. Excluding from the calculation the unrealized valuation difference (in accordance with Argentine Central Bank Communiqué “A” 3703), this ratio was 688.34% for fiscal year 2002.

(11)	Compliance with the capital adequacy rules of the Argentine Central Bank was suspended during 2002 and 2003 (including December 31, 2002, and December 31, 2003). See Item 4.“Information on the Company—Selected Statistical Information—Regulatory Capital.”

(12)	Past-due loans consist of amounts of entire loan principal and interest receivable for those loans for which either the principal or any interest payment is 91 days or more past due.

(13)	Non-Accrual loans are defined as those loans falling into the following categories under the Argentine Central Bank’s classification system: (a) consumer: defective fulfillment, difficulty in recovery, uncollectible or uncollectible for technical reasons and (b) commercial: with problems, high risk of insolvency, uncollectible or uncollectible for technical reasons.

(14)	Charge-offs plus direct charge-offs minus bad debts recovered.

(15)	As measured by changes in the WPI in Argentina.

(16)	Source: INDEC.

(17)	The “CER” is the “Coeficiente de Estabilización de Referencia,” an adjustment coefficient based on changes in the consumer price index, which became effective February 3, 2002. See Item 4. “Information on the Company—Government Regulation—Main Regulatory Changes since 2002.”

(18)	The “CVS” is the “Coeficiente de Variación Salarial,” an adjustment coefficient based on the variation of salaries, which was effective between October 1, 2002 and March 31, 2004. See Item 4. “Information on the Company—Government Regulation—Main Regulatory Changes since 2002.” The percentage disclosed for FY 2004 corresponds to the variation between January 1, 2004 and March 31, 2004.
Exchange Rate Information
     The following table sets forth the annual high, low, average and period-end exchange rates for U.S. dollars for the periods indicated, expressed in pesos per dollar and not adjusted for inflation.

	Exchange Rate (1)
	High	Low	Average (2)		Period-End
	(in pesos per US dollar)
2001	1.0000	1.0000	1.0000	(3)	1.0000
2002	3.9000	1.0000	3.0724	(3)	3.3630
2003	3.3625	2.7485	2.9491	(3)	2.9330
2004	3.0718	2.8037	2.9415	(3)	2.9738
2005	3.0523	2.8592	2.9233	(3)	3.0315
2006	3.1072	3.0305	3.0740	(3)	3.0695
December 2006	3.0792	3.0492	3.0603		3.0695

	Exchange Rate (1)
	High	Low	Average (2)	Period-End
	(in pesos per US dollar)
January 2007	3.1068	3.0553	3.0850	3.1063
February 2007	3.1058	3.0975	3.1026	3.1010
March 2007	3.1060	3.0963	3.1010	3.1007
April 2007	3.1008	3.0808	3.0891	3.0898
May 2007	3.0852	3.0727	3.0800	3.0785

(1)	Until June 2002, asked closing quotations as quoted by Banco Nación. Since July 2002, closing reference exchange rate as published by the Argentine Central Bank.

(2)	Daily average of closing quotations, unless otherwise noted.

(3)	Based on monthly averages.
     As of June 22, 2007, the exchange rate was Ps.3.0825 for US$ 1.00.
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
Risk Factors Relating to Argentina
The current growth and stabilization may not be sustainable, which could adversely affect the economy, the financial system and our financial condition and prospects
     During 2001 and 2002, Argentina went through a period of great political, economic and social instability, which led to a significant decline in economic activity, a banking crisis, the default on part of Argentina’s sovereign debt, the devaluation of the Argentine peso in January 2002 and high inflation during that year. If the current administration is not capable of implementing economic policies needed to turn the economic growth Argentina is experiencing since late 2002 into a sustainable development process in the long run, or if it is not capable of keeping inflation under control, there is a considerable risk that political and economic instability could reemerge. This would likely have a negative impact on the Argentine economy and on the financial system, including our operations and financial condition.
Inflation may rise from current levels and undermine the economy and our financial condition
     In 2005, inflation as measured by the variation in consumer prices was 12.3%, while in 2004 and 2003 it had been 6.1% and 3.5%, respectively. This implies that, during 2005, inflation practically doubled that of the prior year, and the same occurred in 2004 as compared to 2003. In 2006, inflation as measured by the variation in consumer prices was 9.8%, and although it was lower than that registered during the previous year, we cannot guarantee that it will not increase again.
     Inflation may continue increasing in Argentina, due to the following facts: (i) the country’s economy is growing at very high rates, which implies strong aggregate demand increases, (ii) the current growth is occurring in a context in which relative prices still require certain adjustments, as not all of the economic sectors have been able to pass through into prices, to the same extent, the impact of the 2002 devaluation of the peso, (iii) the strong post- crisis growth, for more than four years, has led to an increasing use of installed capacity and to a progressive reduction of the “output gap” existing immediately following the crisis; and (iv) even though aggregate investment has been growing, the effects of such growth on aggregate supply are not immediate.
     In the past, inflation has materially undermined the Argentine economy and the Government’s ability to create conditions that foster economic growth. In addition, high inflation or high volatility in inflation rates would negatively and materially affect the business volume of the financial system and preclude the development of financial intermediation activities. This could negatively affect the overall level of economic activity and employment. High inflation would also undermine Argentina’s foreign competitiveness by diluting the positive effects of the peso devaluation, with the same negative effects on the level of economic activity and employment. All of these factors would also have a negative impact on our business and financial condition.
A significant devaluation of the peso may adversely affect the Argentine economy and our operations
     Despite the positive effects of the real depreciation of the peso on the competitiveness of certain sectors of the Argentine economy, it has also resulted in far-reaching negative impacts on the Argentine economy and on businesses and individuals’ financial condition. As an example, the peso devaluation had a negative impact on the ability of the Government and Argentine companies and financial institutions to repay their foreign currency-denominated debt, led to very high inflation and significantly reduced real wages. It also had a negative impact on economic sectors whose business is predominantly dependent on domestic demand. A further significant devaluation of the peso, would likely have the same negative effects on the Government, the financial system, companies and individuals, and would have a negative impact on us and our operations.
Argentina’s economy and its real, financial and securities market remain vulnerable to external shocks which could have an adverse effect on the country’s economic growth and on our operations and prospects
     Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other emerging market countries. Although economic conditions vary from country to country, investors’ reactions to the events occurring in one country may substantially affect capital flows into and securities of issuers in other similar countries, including Argentina. Lower capital inflows and declining securities prices negatively affect the real economy through higher interest rates or currency volatility.
     In the past, Argentina’s economy has been adversely affected by economic developments in other emerging market countries. Among others, the political and economic events that occurred in Mexico in 1994 and the collapse of several Asian economies between 1997 and 1998, adversely impacted the Argentine economy. Similar developments can be expected to affect the Argentine economy in the future.
     In addition, Argentina may also be affected by economic conditions of major trade partners, such as Brazil, or countries with developed economies, such as the United States, that are significant trade partners and/or have influence over world economic cycles. For instance, if interest rates rose significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. If these countries were also Argentina’s trade partners, the negative effect would be increased through a decrease in Argentine exports. All of these factors could negatively impact our prospects and operations.
A decline in international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth and on our financial condition and prospects
     Argentina’s financial recovery from the 2001-2002 crisis has been significantly assisted by the increase in prices for Argentina’s main commodity exports, such as soy. These high commodity prices have contributed to the increase in Argentine exports since the third quarter of 2002 and to high Government revenues from taxes on exports. The prices of the primary goods that Argentina exports are at historically high levels. If international commodity prices decreased significantly, the growth of the Argentine economy, as well as its exports, could be adversely affected. Such occurrence would have a negative impact on the levels of Government revenues and the Government’s ability to service its debt, and could either generate recessionary or inflationary pressures, depending on the Government’s reaction. Either of these results would negatively impact our financial condition and prospects.
The foreign exchange market is subject to controls and the Argentine Central Bank could implement more restrictive measures in the future that could adversely affect our business operations
     At the end of 2001 and in 2002, the Government and the Argentine Central Bank established controls over the foreign exchange market and over transfers of funds abroad, substantially limiting the ability of the companies to retain foreign currency or make debt payments abroad. The existence of such controls and the prevailing significant surplus in the country’s trade balance (which resulted in greater availability of foreign currency) contributed to the appreciation of the peso and to the increased availability of foreign currency, which resulted in the easing of many of these restrictions.
     However, restrictions still exist that limit access to the foreign exchange market by residents and non-residents and their ability to make transfers of foreign currency and payments abroad. In addition, the Government issued a decree in June 2005 that established new controls and restrictions in connection with capital inflows. For more information, see Item 4. “Information on the Company—Government Regulation—Foreign Exchange Market.”
     If imposed in an economic environment where access to local capital is substantially constrained, these controls could have a negative effect on the economy, and on our business, by limiting economic agents’ ability to obtain financing. Moreover, Argentina could again establish restrictions on the foreign exchange market and on transfers abroad, among others, in the future, in response to significant capital outflows or to a significant depreciation of the peso. These restrictions may hamper foreign investors’ ability to receive payments in connection with debt or equity securities of Argentine issuers such as us.
Volatility of the regulatory environment in Argentina could continue to be high and future Argentine governmental policies could adversely affect the Argentine economy as a whole as well as financial institutions like us
     The Government has historically exercised significant influence over the country’s economy and financial institutions in particular have operated in a highly regulated environment for extended periods of time. Laws and regulations currently governing the economy or the financial sector may change in the future. Any future changes in the regulatory environment and Government policies may adversely affect financial institutions in Argentina, including us, as well as their business, financial condition or results of operations or their ability to service their foreign currency debt obligations. The lack of a stable regulatory environment would impose significant limitations on the operation of the banking system and would affect our future financial condition and results of operations.
Government measures may adversely affect the Argentine economy as a whole, as well as our business operations
     During the 2001-2002 crisis, Argentina experienced social and political turmoil, including civilian unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s ongoing economic recovery and relative stabilization, the social and political tensions and high levels of poverty and unemployment continue. Future government policies to preempt or in response to social unrest may include nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the economy and thereby our business.
Elections for the executive and legislative branches of the Government in 2007 may generate uncertainty with respect to the economic policies to be adopted and could cause volatility in the Argentine market and thus affect us and our operations and/or cause volatility in the market price of our securities
     From March 2007 through October 2007, elections will be held for the executive and legislative branches of the Government, both on a national and provincial level. During past elections, the Argentine market has suffered from excess volatility due to uncertainty regarding the economic policies that will be adopted by the new Government. The elections to be held in 2007, and in particular the presidential election to be held in October of this year, may cause uncertainty regarding the economic policy to be adopted (both if a new president is chosen and if the incumbent president is re-elected), which could affect us and our operations and/or cause volatility in of the market price of our securities.

Risk Factors Relating to the Argentine Financial System
The negative consequences of the 2001-2002 crisis on the profile and activities of the financial system may not be overcome in the short term or at all
     Immediately after the 2001 and 2002 crisis, the financial system practically ceased acting as an intermediary between savings and credit. Even though the financial system’s private sector deposits and loans increased substantially from the 2002 levels, financial penetration in Argentina, measured in terms of total financial system’s private-sector deposits and loans as a percentage of the Gross Domestic Product, or GDP, remains low when compared with international levels and with past levels recorded in the country, especially in the case of loans to the private sector. These loans represented approximately 11.4% of the GDP at the end of 2006, as compared to approximately 23.3% at the end of 1999. The period of time necessary for the Argentine financial system’s credit activity to return to pre-crisis levels remains uncertain. In addition, even though deposits in the financial system are increasing, most new deposits are either sight or short-term time deposits. The sources of medium and long-term funding for financial institutions are currently limited, and have consisted to a large extent, mainly since 2004, of the securitization of loan portfolios, which implies a growing commercial banking disintermediation. Due to these reasons, and to the characteristics of credit demand, the loan expansion recorded since 2004 was largely based on short-term loans to individuals and companies.
     For the financial system to be able to reach an adequate intermediation level and, at the same time, develop a medium and long-term credit business without assuming excessive risks in terms of maturity gaps, the growth in deposits and loans will need to continue over time, the maturities of assets and liabilities in the financial system will need to extend, the public’s confidence in the Argentine financial system will need to recover to levels enabling a substantial part of the country’s savings to be channeled to the financial system, and a process of sustained growth with macroeconomic stability will need to consolidate. These trends may not materialize and, even if they do, financial intermediation activities may not develop to the extent needed nor attain the necessary volume so as to allow the income generation capacity of Argentine financial institutions, including us, to improve.
The post-crisis improvement in financial institutions’ asset quality could be interrupted if the Argentine economy stops growing
     The current improvement of the quality of the financial system’s private-sector loan portfolio may not continue as such improvement depends on the continuity of economic growth in Argentina. In addition, certain financial institutions’ assets, such as ours, currently include a substantial exposure to debt instruments issued by the Argentine public sector. Thus, the value of a large portion of the assets held by certain Argentine banks, as well as those banks’ income generation capacity, is currently dependent on the Argentine public sector’s repayment capacity, which is also tied to, among other things, to the continuity of economic growth, both of which could be undermined in the future.
An increasing number of judgments against financial institutions, in connection with the pesification and restructuring of deposits in 2002 may result in a deterioration of financial institutions’ deposit base and liquidity, including ours
     As a consequence of the pesification of deposits originally denominated in dollars and the restructuring of such deposits, in 2002 individuals and entities initiated a significant number of legal actions against financial institutions, including us, on the basis that these measures violated constitutional and other rights (these legal actions were known as “amparo claims”). The emergency measures implemented by the Government during and in respect of the 2001-2002 crisis have been declared unconstitutional by most appellate and lower courts and, as a result, financial institutions have been required to reimburse the relevant dollar-denominated deposits, or their equivalent in pesos, at the then current free market exchange rate. These rulings have resulted in a significant withdrawal of deposits from the financial system and the Bank in 2002, and in significant losses for financial institutions up to date, including us, as a result of having to reimburse the restructured deposits (mostly dollar-denominated deposits before pesification, referred to herein as the “Reprogrammed Deposits”) at market exchange rates rather than at the rate at which deposits were pesified and booked. The Government has not provided compensation for these losses and has expressed that it does not intend to do so.

     The recent rulings pronounced by the Argentine Supreme Court of Justice, or the “Supreme Court”, in connection with the pesification of deposits refer to particular cases and, under Argentine law, Supreme Court rulings are not precedent setting for lower courts. Whether these rulings will be followed in similar cases to be heard by lower courts is uncertain as is the final resolution of such similar cases. If there was an increasing number of judgments against financial institutions like us, the financial system’s liquidity could be adversely impacted and financial institutions, including us, could incur further significant losses.
New limitations to creditors’ rights in Argentina and to the ability to foreclose on certain guarantees and collateral may adversely impact financial institutions such as us
     In order to protect debtors, which were affected by the 2001-2002 crisis, the Government passed various laws and regulations temporarily suspending the ability of creditors to foreclose on collateral and to exercise their rights pursuant to guarantees and similar instruments. Such regulations have restricted Argentine creditors, such as us, from initiating collection actions or lawsuits to recover on defaulted loans. Even though these rules have ceased to be applicable, we cannot assure you that under an adverse economic environment or other circumstances, the Government may not pass new rules and regulations affecting the ability of creditors to enforce their rights pursuant to debt agreements, guarantees and similar instruments, which new rules and regulations may have a negative effect on the financial system and our business.
Risk Factors Relating to us
We are a holding company and our ability to pay cash dividends depends on the ability of our subsidiaries to pay dividends to us
     We are a holding company and as such we conduct all of our operations through our subsidiaries. As a holding company, we expect dividends or other intercompany transfers of funds from our subsidiaries to be our primary source of funds to pay our expenses and dividends. Banco Galicia is our most significant subsidiary. As of December 31, 2006, Banco Galicia’s consolidated assets represented 99.3% of our consolidated assets. While we do not anticipate conducting operations at our level, any expenses we incur, in excess of minimum levels, will reduce amounts available to be distributed to our shareholders. The ability of our subsidiaries to pay dividends and make other payments to us will depend on their results of operations and financial condition and may be restricted by, among other things, applicable corporate and other laws and regulations and contractual limitations. In addition, our ability to pay dividends will be subject to legal and other requirements.
     We have not received dividends from Banco Galicia since October 2001. In addition, Banco Galicia is restricted from paying dividends as, among other things, under Argentine Central Bank regulations it must reduce its retained earnings available to be distributed as cash dividends by the difference between the market value and the carrying value of all of its public-sector assets, after netting the legal reserve and other reserves established by Banco Galicia’s bylaws. Also, the loan agreements entered into by Banco Galicia, as part of the restructuring of its debt denominated in foreign currency and subject to foreign law, limit its ability to pay dividends. See Item 8. “Financial Information—Dividend Policy and Dividends—Dividend Policy.”
We may operate finance-related businesses that have little or no regulatory supervision
     We may operate finance-related businesses outside of Banco Galicia that are not regulated by the Argentine Central Bank. These businesses will be subject only to those regulatory limitations that may be applicable to them. We may enter into businesses that have little or no regulatory supervision or that entail greater risks than our existing businesses, and which may adversely impact our business and financial condition.
We are subject to corporate disclosure and accounting standards that may limit the information available to our shareholders
     A principal objective of the securities laws of the United States, Argentina and other countries is to promote full and fair disclosure of all material information of companies issuing securities. However, there may be less publicly available information about us than is regularly published by or about listed companies in certain countries with highly developed capital markets, such as the United States. While we are subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act”, the periodic disclosure required of non-U.S. issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Furthermore, we are not required to comply with the SEC’s proxy rules in connection with shareholders’ meetings.
     In addition, we maintain our financial books and records in pesos and prepare our financial statements in conformity with Argentine Banking GAAP, which differs in certain respects from Argentine GAAP and U.S. GAAP. See Item 5. “Operating and Financial Review and Prospects—Item 5A. Operating Results—U.S. GAAP and Argentine Banking GAAP Reconciliation” and note 39 to our consolidated audited financial statements included in this annual report for a description of the principal differences between Argentine Banking GAAP and U.S. GAAP.
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
Our assets are concentrated in Argentine public-sector debt instruments making our future financial condition strongly dependent on the Government’s credit quality and ability and willingness to comply with its repayment obligations
     As of December 31, 2006, our exposure to the Argentine public sector (as shown under Item 5A. “Operating Results—Exposure to the Argentine Public Sector”), amounted to approximately Ps.8,898.0 million, representing 37.7% of our total assets. As of the same date, our net exposure to the public sector (excluding liabilities with the Argentine Central Bank and without taking into account the Bank’s deposits in the Argentine Central Bank), amounted to approximately Ps.5,872.0 million, representing 24.9% of our total assets.
     The value of our assets, our income and cash flow generation capacity and our future financial condition strongly depend on the Government’s ability to comply with its payment obligations in respect of these public-sector assets. In turn, the ability of the Government to comply with its payment obligations with respect to such public-sector assets is dependent on, among other things, its ability to establish an economic policy that is successful in promoting sustainable economic growth in the long run, generating tax revenues and controlling public expenses, all or some of which may not occur.
We carry a significant portion of our public-sector assets at values that do not reflect their market value, which is substantially lower than their respective book value

     We carry our public-sector assets under Argentine Banking GAAP, in accordance with Argentine Central Bank valuation rules, as explained under Item 4. “Information on the Company—Selected Financial Information—Government and Corporate Securities—Valuation,” and Item 5A. “Operating Results—Critical Accounting Policies—Government Securities and Other Accounts Receivable with the Government.” The book values of our position in Bogar Bonds, Boden 2012 Bonds and Discount Bonds and GDP Linked Negotiable Units are greater than their respective quoted market values.
     The estimated difference between the aggregate book value of the above mentioned assets and their respective aggregate market value as of December 31, 2006, amounted to Ps.531.0 million, as explained under Item 4. “Information on the Company—Selected Financial Information—Government and Corporate Securities.” As market conditions change, adjustments to the market value of the above mentioned assets are not reflected in our financial condition. Future sales or settlements of these assets will reflect the market conditions at the time and may result in losses, representing the difference between the settlement amount and the then carrying value, thereby adversely affecting our financial results.
Our net position in CER-adjusted assets exposes us to increases in the real interest rate
     The actions taken by the Government to address the crisis in 2001-2002 economic crisis have created mismatches between our assets and liabilities in terms of currency, yield and maturities. Currently, we carry a net position in CER-adjusted assets (the CER is a coefficient based on the variation of consumer prices) bearing fixed interest rates over adjusted principal. This position is funded by peso-denominated liabilities (with no principal adjustment linked to inflation), bearing market interest rates that mainly reprice in the short term. See Item 5. “Operating and Financial Review and Prospects—Item 5A. Operating Results—Currency Composition of Our Balance Sheet.” This mismatch exposes us to the fluctuations in the real interest rate, with an adverse impact on income resulting from a significant increase in the real interest rate (which occurs when the nominal interest rate increases more than the inflation rate).
A breach of any of the covenants under the Bank’s debt agreements and the agreement entered into by the Bank and us as part of the restructuring of the Bank’s foreign debt in 2004 could result in the occurrence of an event of default under these agreements
     The loan agreements and indenture entered into by the Bank as part of its foreign debt restructuring in May 2004, include certain covenants that, among other things, restrict the Bank’s ability to pay dividends on stock or purchase its stock or the stock of its subsidiaries or use the proceeds of the sale of certain assets or from the issuance of debt or equity securities. Some of these agreements also require that the Bank maintain specified financial ratios. We agreed to maintain certain corporate governance standards and to provide the Bank’s creditors with certain financial information and reports on a quarterly and annual basis. A breach of any of these covenants or the Bank’s inability to maintain the required ratios could result in an event of default under these agreements. In the event of a default, the relevant lenders could elect, among other options, to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable. For more information see Item 10. “Additional Information—Material Contracts.”
It may be difficult for us to fully overcome all of the residual negative effects of the 2001-2002 crisis
     It is difficult to predict whether we will be able to increase fee income and loan origination to the private sector so as to generate sufficient increased financial revenue and income from services in order for operating results to more than offset losses from the amortization of amparo claims and the negative margin on our matched position in foreign currency resulting from the low yield of the Boden 2012 Bonds corresponding to the Compensatory Bond and the Hedge Bond. Although demand for fee-related products and services as well as for credit is increasing in Argentina, together with the growth of the economy, the demand for financial products may not continue to increase or may not increase to the extent or at the necessary pace. In addition, we may not be able to sufficiently increase our business volume or margins between lending and borrowing could decrease or be insufficient for our operating income to exceed the above mentioned losses. We may not be able to increase our operating results in the required amount or at the required pace in order to offset these losses.

Increased competition and consolidation in the banking industry may adversely affect our operations
     As a result of and following the crisis, there has been significant consolidation in the Argentine financial/banking market. This consolidation is likely to continue in the near future. In addition, the financial system’s recent growth and its current growth prospects have generated increased competition from all of the banks operating in Argentina. The increase in competition and consolidation may adversely affect our results of operations and our income generation capacity by reducing margins and prices and/or by potentially reducing our volume of operations and market share.
Item 4. Information on the Company
Organization
     We were incorporated on September 14, 1999, as a stock corporation (a “sociedad anónima”) under the laws of Argentina under the name Grupo Financiero Galicia S.A. Our domicile is in Buenos Aires, Argentina. Under our bylaws, our corporate duration is until June 30, 2100. Our duration can be extended by resolution taken at a general extraordinary shareholders’ meeting. Our principal executive offices are located at Teniente General Juan D. Perón 456, Second Floor, (1038) Buenos Aires, Argentina. Our telephone number is (54-11) 4343-7528.
     Our agent for service of process in the United States is CT Corporation System, presently located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.
Organizational Structure
     The following table illustrates our organizational structure as of December 31, 2006. Percentages indicate the ownership interests held. All of the companies shown in the chart are incorporated in Argentina, except for:
•	Galicia Uruguay, incorporated in Uruguay and currently not an operating financial institution (See “History—Banco Galicia Uruguay S.A. and Galicia (Cayman) Ltd.”);

•	Galval Agente de Valores S.A. or “Galval”, incorporated in Uruguay;

•	Galicia Pension Fund Ltd. and Galicia (Cayman) Ltd. or “Galicia Cayman”, incorporated in the Cayman Islands (See “History—Banco Galicia Uruguay S.A. and Galicia (Cayman) Ltd.”);

•	Net Investment BV (in liquidation), incorporated in the Netherlands; and

•	Ancud Comercial S.A., incorporated in the Dominican Republic.

(1)	Banelco S.A. 17.15%; Aguas Provinciales de Santa Fe S.A. 12.5%; Electrigal S.A. 12.5%; Galicia Inmobiliaria S.A. 12.5%; Correo Argentino S.A. 11.77%; Aguas Cordobesas S.A. 10.83%; Alfer S.A. (in liquidation) 9.80%; Interbanking S.A. 9.09%; Seguros de Depósitos S.A. (“Sedesa”) 8.71%; Aguas Argentinas S.A. 8.26%; Compensadora Electrónica S.A. 8.22%; A.E.C. S.A. 6.97%; Finanban S.A. 6.67%; Argencontrol S.A. 5.766%; Visa S.A. 5.0%; Garbin S.A. 4.10%; Mercado Abierto Electrónico S.A. 1.49%; Corporación Interamericana para el Financiamiento de Infraestructura S.A. 1.39%; Banco Latinoamericano de Exportaciones S.A. 0.10%; S.W.I.F.T. S. C. 0.02%.
History
     We were formed as a financial services holding company to hold all of the shares of the capital stock of Banco Galicia held by members of the Escasany, Ayerza and Braun families. We were formed with an initial nominal capital of 24,000 common shares, 12,516 of which were designated class A shares and 11,484 of which were designated as class B shares. Following our formation, the holding companies which held the shares in Banco Galicia on behalf of the Escasany, Ayerza and Braun families were merged into us. Following the merger, we held 46.34% of the outstanding shares of Banco Galicia. Simultaneously with the merger, we increased our capital from 24,000 to 543,000,000 common shares, 281,221,650 of which were designated as class A shares and 261,778,350 of which were designated as class B shares. Following this capital increase, all of our class A shares were held by EBA Holding S.A., an Argentine corporation that is 100% owned by our controlling shareholders, and our class B shares were held directly by our controlling shareholders in an amount equal to their ownership interests in the holding companies that were merged into us.
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
     On January 2, 2004, we held an extraordinary shareholders’ meeting during which our shareholders approved a capital increase through the issuance of up to 149,000,000 preferred shares, each of them mandatorily convertible into one of our class B shares on the first anniversary of the date of issuance, or cash from a preemptive and accretion rights offering to our shareholders. On May 13, 2004, we issued 149,000,000 preferred non-voting shares, with preference over the ordinary shares in the event of our liquidation, each with a face value of one peso. The preferred shares were converted into class B shares on May 13, 2005. With this capital increase, our capital was increased to Ps.1,241,407,017. This capital increase was implemented due to the restructuring of the Bank’s foreign debt. See “—Restructuring of our Subsidiaries’ Debt—Banco Galicia—Restructuring of the Foreign Debt of the Bank’s Head Office in Argentina and its Cayman Branch—Terms of the Foreign Debt Restructuring.”
     We are a holding company whose corporate purpose is exclusively related to financial services and investment activities. Under our bylaws, we may not carry out transactions described in the Financial Institutions’ Law (Ley de Entidades Financieras, Law No.21,526). Therefore, it is not our intention to compete with Banco Galicia. Rather, we seek to broaden and complement Banco Galicia’s operations and businesses through holdings in companies and undertakings whose objectives are related to financial activities. Consequently, we operate in financial and related activities that Banco Galicia cannot undertake or in which it can only participate in a limited way or in those activities that would not be profitable for the Bank due to current regulations.
     In January 2005, we created Galval, a securities broker based in Uruguay, with the purpose of providing trading and custody services. We own 100% of the capital and voting rights of this subsidiary.
Restructuring of our Subsidiaries’ Debt
Banco Galicia
     As a result of the liquidity crisis experienced by the Argentine financial system and the Bank in late 2001 and early 2002, and of the economic policy measures implemented by the Government in order to address the crisis, the Bank restructured its foreign currency denominated debt that was subject to foreign law (which we refer to as the “foreign debt”) of the Head Office in Argentina and its former Cayman Branch. This restructuring was completed in May 2004. The Argentine crisis also affected the Bank’s former New York Branch and its subsidiaries Galicia Uruguay and Galicia Cayman, the debt of which was also restructured between 2002 and 2003. In 2004, the Bank also restructured debt with the Argentine Central Bank acquired during the 2001-2002 crisis.
     Approval of the Bank’s Foreign Debt Restructuring and Argentine Central Bank Debt Restructuring
     On December 3, 2003, the Argentine Central Bank informed the Bank that its board of directors had approved the terms and conditions of the proposed restructuring of the foreign debt of the Bank’s Head Office and the Bank’s Cayman Branch.
     On February 3, 2004, the Argentine Central Bank informed the Bank that it had approved the Bank’s request to adhere to the system established by Decree No. 739/03 and modified by Decree No. 1262/03, for the repayment of the financial assistance owed to the Argentine Central Bank, as well as the amortization schedule for that debt proposed by the Bank, which began on March 2004 and originally ended on October 2011. The schedule was based on the minimum amortization set up by the applicable rules and on the proceeds of the assets eligible as collateral for such debt pursuant to these rules.

     Through Resolution No. 152/04, dated May 14, 2004, the Argentine Central Bank approved the economic terms of the restructuring of the foreign debt of the Bank’s Head Office in Argentina and its Cayman Branch.
     The Bank repaid in advance the financial assistance received from the Argentine Central Bank, the last payment having been made on March 2, 2007. See Item 5 “Operating and Financial Review and Prospects—Item 5A. Operating Results—Funding” and Item 8. “Financial Information—Significant Changes.”
     Restructuring of the Foreign Debt of the Bank’s Head Office in Argentina and its Cayman Branch
     On May 18, 2004, the Bank successfully completed the restructuring of US$ 1,320.9 million of the foreign debt of its Head Office in Argentina and its Cayman Branch, which consisted of both bank debt (including debt with multilateral credit agencies) and bonds. This amount represented 98.2% of the foreign debt eligible for restructuring. Since July 1, 2004, the Bank made all of the scheduled semiannual interest payments on the debt instruments issued as a result of the restructuring of its foreign debt closed in May 2004 and as of mid-2005, it had fully repaid all of the restructured trade debt.
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
•	cash (at a discount) (the “cash offer”);

•	Boden 2012 Bonds (at a discount) (the “Boden offer”);

•	new long-term debt instruments (at par); or

•	new medium-term debt instruments (at par) and up to 149 million preferred shares of our preferred shares (or, instead of such shares, cash, if any, paid to us by existing shareholders electing to subscribe for our preferred shares in a preemptive rights offering) (the “equity participation option”).
     Each of the optional second-step offers was subject to proration. In addition, creditors that agreed to sign firm commitments for new trade facilities in an aggregate principal amount up to US$ 35 million were permitted to elect to receive new medium-term debt instruments maturing in 2010 (at par) (the “new money option”).
     By offering the units, which contained a subordinated component, in the par-for-par first step exchange offer, the Bank’s main objective was to generate complementary regulatory capital for an extended period. The second step was intended to satisfy creditors’ varying investment preferences.
     To make the Bank’s foreign debt restructuring possible:
•	We issued 149 million preferred shares on May 13, 2004, each of them mandatorily convertible into one of our class B shares a year later, which occurred on May 12, 2005. As a result of the exercises made by the existing shareholders in our preemptive rights offering, creditors opting for the equity participation offer received 87.8 million preferred shares and US$ 30 million in cash and we received US$ 100 million of subordinated bonds in exchange for the above-mentioned shares and cash.

•	We entered into an agreement with the Bank’s bank creditors in which we agreed to maintain certain corporate governance standards and to provide them with certain financial information and reports on a quarterly and annual basis.
     In addition, in accordance with the terms of the Bank’s foreign debt restructuring, the Bank made a US$ 15.5 million cash payment for interest accrued until April 30, 2002, and applied US$ 42.4 million not used in the cash offer to prepay at par (plus capitalized interest) long-term instruments to be delivered to creditors participating in the restructuring.

     Based on the final amounts validly tendered, on May 18, 2004, the Bank:
•	paid US$13.6 million to creditors participating in the cash offer;

•	transferred US$ 36.9 million of nominal value of Boden 2012 Bonds to creditors participating in the Boden offer; and

•	issued the following new debt instruments:
–	US$ 648.5 million of long-term dollar-denominated debt instruments, of which US$ 464.8 million were dollar-denominated negotiable obligations due 2014 (referred to as the “Step Up Notes Due 2014” or the “2014 Notes”) issued under an indenture.

–	US$ 399.8 million of medium-term dollar-denominated debt instruments, of which US$ 352.8 million were dollar-denominated negotiable obligations due 2010 (referred to as the “Floating Rate Notes Due 2010” or the “2010 Notes”) issued under an indenture.

–	US$ 230.0 million of subordinated dollar-denominated debt instruments, of which US$ 218.2 million were dollar-denominated negotiable obligations due 2019 (referred to as the “Subordinated Notes Due 2019” or the “2019 Notes”) issued under an indenture.
     The Bank also restructured trade debt for a principal amount of US$ 25.3 million in exchange for US$ 26.6 million of new trade debt to be repaid in 12 equal, consecutive monthly installments beginning in June 2004 and ending in May 2005.
     The following table shows certain information on the Bank’s debt restructuring:

Principal amount of:	In US$ millions

a) Old debt to be restructured as of December 31, 2003	1,349.6
b) Old debt to be restructured as of April 27, 2004 (1)	1,344.7	(2)
c) Old debt participating in the restructuring as of April 27, 2004 (1)	1,320.9
d) New debt, including past due interest capitalized (3) (4)	1,399.6
e) New debt issued (4) (5)	1,278.3
f) Old debt not restructured as of May 18, 2004 (6)	22.9	(7)
g) Old debt not restructured as of December 31, 2006	4.4

(1)	Expiration date of the exchange offer.

(2)	The decrease in the principal amount of debt to be restructured as compared to December 31, 2003, resulted from the fact that, in accordance with Argentine law, borrowers that were also holders of certain of the Bank’s debt instruments under restructuring used such holdings to repay past-due loans granted to them by the Bank.

(3)	Interest past due between May 1, 2002, and December 31, 2003, was capitalized at 4.75% per annum, except for trade debt for a principal amount of US$ 25.3 million for which interest was capitalized at Libor plus 1%. Interest past due until April 30, 2002, was paid in cash.

(4)	Excludes trade debt.

(5)	After having applied US$ 42.4 million not used in the cash offer to prepay long-term debt instruments included in (d).

(6)	Settlement date of the exchange offer.

(7)	Between the expiration date and the settlement date, the amount of debt not restructured decreased by US$ 0.9 million as a result of the repayment by borrowers that were also holders of debt subject to restructuring of past-due loans made to them by the Bank by using their holdings of such debt and, to a lesser extent, as a result of the renegotiation of debt not restructured under the terms of the restructuring.
     During February 2007, we repurchased part of the restructured debt that was instrumented as loans maturing in 2010 and in 2014 for an aggregate residual amount of US$ 178.8 million. These transactions were carried at market value thus generating a US$ 6.9 million profit with respect to the book value of the loans. The repurchase was funded from the proceeds of the sale of Boden 2012 Bonds in the market, which generated a loss of approximately US$ 8.9 million due to the difference between the market price and the book value of such bonds. See Item 8. “Financial Information—Significant Changes.”
     For more information on the debt instruments issued in the restructuring, see Item 5. “Operating and Financial Review and Prospects—Item 5A. Operating Results—Contractual Obligations.”
     Restructuring of the Bank’s New York Branch Debt
     In mid 2002, the Bank restructured the liabilities of its New York Branch, which then totaled US$ 328 million, and constituted a necessary step to ensure the orderly winding down of the affairs of this Branch, which was closed on January 30, 2003. As December 31, 2006, US$ 38.6 million in aggregate principal amount of two negotiable obligations issued by the Bank’s Head Office in Argentina maturing in 2007 (referred to as the “2007 Notes”) to restructure the New York Branch debt are outstanding.
     Capitalization as a Result of the Restructuring of the Foreign Debt
     As a result of the restructuring of the foreign debt of the Bank’s Head Office in Argentina and its Cayman Branch, the Bank increased its regulatory capital by US$ 278.9 million. Specifically, this capital increase resulted from:
•	the exchange of debt subject to restructuring for cash and Boden 2012 Bonds at a discount and the capitalization of interest at a rate lower than the contractual rate recorded in the Bank’s books, which generated in aggregate a US$ 48.9 million increase in shareholders’ equity; and

•	the issuance of US$ 230.0 million of subordinated debt computable as supplemental capital in accordance with the Argentine Central Bank’s capital adequacy rules.
     As a result of the earlier restructuring of the debt of the Bank’s New York Branch in 2002, the Bank had increased its capitalization by US$ 42.6 million by exchanging the old debt for new debt or cash at a discount.
Banco Galicia Uruguay S.A. and Galicia (Cayman) Ltd.
     Galicia Uruguay
     As a result of the effects that the Argentine crisis had on Galicia Uruguay, in early 2002, the Central Bank of Uruguay suspended its activities and assumed control and management of Galicia Uruguay, which control and management by the Central Bank of Uruguay ended on February 22, 2007. In December 2002, Galicia Uruguay restructured its deposits into debt maturing in 2011. On June 1, 2004, Galicia Uruguay’s license to operate as a domestic commercial bank was revoked by the Central Bank of Uruguay. At the date of this annual report, Galicia Uruguay is not engaged in any active business and its activities are limited to repaying its existing restructured debt. Between 2003 and 2005, Galicia Uruguay carried out several exchanges of restructured liabilities for cash, Boden 2012 Bonds and new negotiable obligations issued by Galicia Uruguay. The objective of these exchanges was to reprofile on a voluntary basis the already restructured deposit base, both to satisfy differing depositors’ liquidity-return preferences and to improve the distribution of cash flows over time. All payments in accordance with the restructuring agreement have been made.
     On July 13, 2005, we forgave US$ 43 million of subordinated negotiable obligations issued by Galicia Uruguay.
     During the third quarter of 2006, Galicia Uruguay established a program for the issuance of negotiable obligations for an amount of up to US$ 108.1 million, in order to convert its privately issued negotiable obligations due on 2011 into public securities and offer the holders of transferable time-deposit certificates the possibility to exchange these certificates for such public securities. On October 17, 2006, Galicia Uruguay issued its Series I Negotiable Obligations under the program for US$ 48.5 million.
     The payments made, the exchange offers effected and the forgiveness of Galicia Uruguay’s debt held by us, generated an increase in the Bank’s and Galicia Uruguay’s shareholders’ equity and also a significant reduction in Galicia Uruguay’s consolidated liabilities. As of December 31, 2006, the consolidated principal amount of Galicia Uruguay’s restructured liabilities (time deposits and negotiable obligations) had decreased to US$ 117.2 million, which represented approximately 10% of the original restructured amount, in only four years. As of December 31, 2006, the shareholders’ equity of Galicia Uruguay was Ps.107.3 million.
     Galicia (Cayman) Ltd.
     Galicia Uruguay’s situation also adversely affected its subsidiary Galicia Cayman. Galicia Cayman commenced voluntary liquidation and surrendered its banking license effective as of December 31, 2002. By late May 2003, Galicia Cayman together with the provisional liquidators designated by the Grand Cayman Islands Court, completed a debt restructuring plan and, with the authorization of such Court, presented it to all Galicia Cayman creditors for their consideration. The plan was approved, in whole, by the vote of 99.7% of creditors, exceeding the legal majority required, on July 10, 2003, and on July 16, 2003, it became effective and mandatory for all creditors.
     On February 2, 2006, and as a consequence of the presentation filed by the administrators of the plan, the Grand Court of the Cayman Islands declared the plan as terminated, and ended the involvement of any third parties in the company’s management beginning on February 23, 2006.
Capital Increase of the Bank Approved by the Shareholder’s Meeting held on October 11, 2006
     The Ordinary and Extraordinary Shareholder’s Meeting held on October 11, 2006 resolved to increase the capital stock of the Bank in up to 100 million ordinary (common) book-entry, class B shares, with one vote per share and a nominal value of Ps.1 per share. The new shares can be subscribed, at the option of the subscriber, in cash or in 2010 Notes, 2014 Notes and 2019 Notes issued by the Bank in 2004. The offer is scheduled to be made to the shareholders of the Bank and not to third parties.
     The purpose of the capital increase is to guarantee the Bank’s compliance with Argentine Central Bank’s capital adequacy rules, in view of increasing capital requirements. These are due not only to the current and projected growth of the Bank’s business volume with the private sector but also to the Argentine Central Bank’s regulations that establish increasing capital requirements on public-sector assets.
     On December 14, 2006, through its Resolution N° 15,534, the CNV authorized the public offering of the new shares and approved the principal values at which the 2010 Notes, 2014 Notes and 2019 Notes would be capitalized. On December 18, 2006, the BASE granted the final authorization for listing of the new shares. The authorization from the Superintendencia de Entidades Financieras y Cambiarias of the Argentine Central Bank (referred to as the “Financial Superintendency”) was granted on May 11, 2007.
     On May 23, 2007, the terms and conditions of the capital increase were published. Among others: the values at which the 2010 Notes, 2014 Notes and 2019 Notes would be accepted and the date of commencement and expiration of the subscription period for the offering. On May 30, 2007, the subscription price was published. On that date, the Bank was notified of two court orders issued at the request of a minority shareholder and issued on that date, one of which ordered the suspension of the capital increase process, the reason why the subscription period has not commenced. The Bank has appealed both court orders. As a result, the suspension order was lifted on June 12, 2007 and the other order is still pending resolution. The capital increase is expected to take place in the third quarter of 2007.
Capital Investments and Divestitures
     During 2006, our capital expenditures amounted to Ps.136.5 million, distributed as follows:
•	Ps.41.7 million in fixed assets;

•	Ps.46.7 million in construction in progress; and

•	Ps.48.1 million in organizational and IT system development expenses.
     During 2005, our capital expenditures amounted to Ps.88.9 million, distributed as follows:
•	Ps.30.5 million in fixed assets;

•	Ps.38.1 million in construction in progress; and

•	Ps.20.3 million in organizational and IT system development expenses.
     During 2004, our capital expenditures amounted to Ps.42.4 million, distributed as follows:
•	Ps.15.1 million in fixed assets;

•	Ps.9.7 million in construction in progress; and

•	Ps.17.6 million in organizational and IT system development expenses.

     During 2006, 2005 and 2004, we invested Ps.0.007 million, Ps.0.2 million and Ps.0.1 million in the aggregate in Banco Galicia through open-market purchases of the Bank’s common shares.
     In April 2005, after having obtained the necessary authorizations, Sudamericana sold 100% of the shares it held in Instituto de Salta Compañía de Seguros de Vida S.A. for Ps.6.8 million.
     During 2006, the Bank sold its shares in Inversora Nihuiles S.A. and Inversora Diamante S.A., representing 12.5% of the total votes and shares of Inversora Nihuiles S.A. and 12.5% of the votes and shares of Inversora Diamante S.A., for an aggregate amount of US$ 9.3 million, representing the book value for such shares.
     On December 19, 2006, Tarjeta Naranja S.A. acquired a 99.4% ownership interest in Ancud Comercial S.A., a company incorporated in the Dominican Republic for Ps.0.009 million. On the same date, a US$ 4.0 million capital contribution was made by Tarjeta Naranja S.A. to such company. The total amount of the investment in such company was Ps.12.1 million.
     We have budgeted capital expenditures for the fiscal year ending December 31, 2007, for the following purposes and amounts:

(in millions of pesos)

Construction of the new corporate tower (construction, furniture, equipment, phones, etc.)	Ps	.44.6
Fixed Assets		62.2
Organizational and IT System Development		79.2

Total	Ps	.186.0

     We expect to finance our capital expenditures from the cash flow derived from our operations.
Business Overview
     We are principally engaged in commercial banking and provide a wide variety of banking products and services to large corporations, small- and medium-sized enterprises, or SMEs, and individuals. Depending on the type of customer, these services include personal and corporate loans, deposit-taking, credit and debit cards, residential mortgage loans, fiduciary and custodial services and electronic banking. We are also involved in other finance-related businesses, such as investment banking, insurance distribution and asset management.
     We provide financial services through one of the most extensive and diversified distribution platforms of all private-sector financial institutions in Argentina, through 232 full-service banking branches in Argentina, 584 automated teller machines, or ATMs, and 530 self-service terminals as of December 31, 2006, along with other electronic banking facilities such as phone banking and e-banking. In addition, we provide financial services to consumers through regional credit-card companies which had 113 service centers as of the same date. As of December 31, 2006, our banking distribution network covered all of the Argentine provinces and all of the main cities of Argentina.
     In addition, we provide our own insurance products through Sudamericana and B2B and other Internet based services through Net Investment S.A.
Retail Banking Business
     We provide a wide range of financial products and services to individuals, covering both transactions, loans and investments. On the transactions side, we offer customers checking and savings accounts, credit and debit cards, foreign exchange brokerage and payroll direct deposit. On the investments side, our products and services include certificates of deposit, mutual funds and insurance products. In addition, we provide credit for the acquisition of consumer goods and housing mainly through personal loans, residential mortgages, pledge and credit-card loans.
     The Bank’s Retail Banking Division manages our banking business with individuals and small retailers. It is made up of the following departments: i) the Retail Marketing Department, which is in charge of maintaining and creating a wide range of financial products and services marketed through the branch network and self-service and electronic banking channels and the Internet; ii) the Consumer Banking Department, which is responsible for the consumer-finance business that we conduct through the regional credit-card companies and iii) Private Banking, which is in charge of service to high net worth customers.
     The working philosophy of the Retail Banking Division consists of two basic strategies: first, to think constantly of the customer through one-to-one marketing and, second, to work on the cultural change that this provokes throughout the organization. During 2006, we launched an ambitious plan of segmented efforts meant to strengthen customer relations and to foster a more intense use of retail banking products. The different efforts, the response to which improves as we improve our customer knowledge, are based on continuous technical and technological advances and on all the tools that are part of the CRM (Customer Relationship Management) strategy we have implemented for over 15 years.
     Information is one of the basic pillars of this strategy. We therefore focus on the enrichment and exploitation of our corporate data warehouse and on the Retail Banking Division’s data mart. This has allowed us to increase our knowledge of our customers and our portfolio segmentation, working in micro-segmentation and the identification of even more precise targets.
     With regards to communications through mass media, during 2006, the Bank maintained a constant and consistent presence in the City of Buenos Aires as well as in the provinces, with specific actions for each market. This brought about a clear leadership with respect to advertising awareness and “top of mind” of the Galicia brand, which strengthened its position.
Retail Banking (this section figures are not consolidated with the regional credit-card companies)
     Our retail deposit base has grown significantly during the last few years, recording a 25% growth during fiscal year 2006. The products that boosted this significant addition of new clients were mainly consumer loans and credit cards.
     In fiscal year 2006, peso-denominated retail deposits grew by more than Ps.1,095 million, which represents an increase of 37%, thus exceeding the increase experienced by this segment within the financial system as a whole, as occurred during prior years. During 2005, peso-denominated retail deposits grew 34%.
     The number of deposit accounts also grew significantly. In 2006, our portfolio of individual current accounts increased by 25%, with the monthly average of new accounts reaching a peak of 4,000, while this increase was 15% during 2005. In respect of savings accounts, there was an increase of 5% in the number of such accounts and an 11% increase in the average balances per account, compared to a 9% and a 19% respectively in 2005.
     The credit- and debit-card business has experienced high growth in the last few years, in the context of a growing economy and sustained commercial efforts. During 2006, the amount in pesos corresponding to purchases made during the year with Visa, Visa Electron, American Express and MasterCard cards issued by the Bank only (excluding those issued by the regional credit-card companies) exceeded Ps.4,200 million and over 57 million transactions were made. In turn, the number of managed accounts rose 31%. These increases were achieved by means of important campaigns focused on new clients and by encouraging consumption by existing customers through promotions in different stores and campaigns promoting the financing of purchases in installments.
     During 2005, the MasterCard card was re-launched with a very good response by customers. The amount of purchases made using the credit and debit cards managed by the Bank only was approximately Ps.3,000 million, and the corresponding number of transactions amounted to 34.5 million. At the same time, the number of credit cards managed by the Bank only increased by 17% during 2005.
     With respect to consumer loans, in 2006, we continued to focus on our client base, with the purpose of continuing its growth while minimizing risk, but have also focused on the placement of such loans among non-customers. We reached out to this market through mass communication and direct marketing actions. This allowed us to attain our goals and expectations for the period by reaching a 171% annual increase in origination and a 140%

increase in the consumer loan portfolio, as compared to 2005, where we achieved a 130% increase in origination and a 267% increase in the portfolio (unconsolidated), as compared to 2004.
     As in prior years, the mortgage loan market reported no significant growth, since there is still a very wide gap between real-estate values and the purchasing power of salaries that limits the capacity of potential borrowers to afford the installments on a mortgage loan. Despite the market’s characteristics, we launched the “Zero Expenses” campaign with a strong presence in mass media. Furthermore, mortgage credit lines were modified in order to broaden and improve the available offering and allow for a greater access to such loans. We currently offer a broad range of loan purposes, maturities (up to 240 months) and rates (fixed, variable and combined). During fiscal year 2006, our mortgage loan portfolio increased by 15% as compared to 2005 and the average monthly origination increased by 225% from the previous fiscal year level.
     We market Sudamericana’s life, life-related and other insurance products through the Bank’s distribution network and the Bank also sells property and casualty insurance from other companies. Through the Bank, we offer a wide range of products, having consolidated in the last few years our position as an integral provider of financial services. Beginning in September 2006, the Bank added the insurance coverage “Integral de Comercio” (Comprehensive Insurance for Retailers). Also, during fiscal year 2006, the Bank improved the sale of home insurance policies, exceeding the goal of 100,000 policies through a 29% growth. With respect to the marketing of auto insurance policies, the Bank achieved a 15% increase, thus exceeding 30,700 policies. As for insurance for ATM robbery, “PG24”, 360,000 policies were outstanding at the end of 2006. Also, the Bank strengthened its position within the life insurance segment, achieving a 60% increase in coverage of personal injuries.
     During 2005, the product “Protección Hogar” (Home Protection), insurance for residential units, launched in 2004 by Galicia Patrimoniales Compañía de Seguros S.A. (referred to as Galicia Patrimoniales), a subsidiary of Sudamericana, and car insurance products from other companies were successfully marketed. In this line of business, the Bank’s portfolio experienced a 30% increase during the year. Additionally, the Bank reached 265,000 PG24 outstanding insurance policies (an insurance to cover robberies at ATM’s). At the end of fiscal year 2005, the Bank managed approximately 420,000 insurance policies (excluding credit related ones), 16% higher than in the previous year.
     As in prior years, another business that reported a large increase was payroll direct deposit. The number of individuals with direct deposit of their salary at the Bank increased by more than 25% and the amounts deposited increased by more than 42%, a portion of which was attributable to the increases in salaries recorded during 2006.
Consumer Banking
     We pursue the consumer finance business aimed at the non-bancarized segment of the population through the operating subsidiaries of Tarjetas Regionales S.A., a wholly owned subsidiary of the Bank. Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A. issue credit cards with proprietary brands which are marketed in certain regions of Argentina and provide consumer financing through these credit cards.
Tarjeta Naranja S.A. operates mainly in northern, central and southern Argentina. In December 2003, Tarjeta Comfiar S.A., a company that operated mostly in the province of Santa Fe, was merged into Tarjeta Naranja S.A. Tarjetas Cuyanas S.A. operates mainly in the provinces of the Cuyo region and Tarjetas del Mar S.A. operates mainly in the city of Mar del Plata and the surrounding area and other locations of the Province of Buenos Aires.
     All three companies are currently expanding their geographical reach.
     During 2006 and for the fourth consecutive year, boosted by the high growth of the economy as a whole and of consumption in particular, the regional credit-card companies continued to grow, increasing their customer base, the loans granted to its customers and their network of branches, thus generating very good economic results.
     The number of credit-card statements issued by these companies during fiscal year 2006 increased by 22%, annual retailer invoicing exceeded Ps.4,300 million (or 29%) and the companies’ gross loan portfolio, before provisions and including the portfolio transferred to financial trusts, amounted to nearly Ps.1,900 million (or 36%) at the end of 2006. In addition, ten service centers were added to the distribution network of these companies (or 6%, totaling 167 service centers) and staff increased by 672 people (or 26%), thus exceeding 3,200 employees. Tarjeta Naranja expanded into the Greater Buenos Aires area where it opened its largest premises in the country, located at Morón. Also, during 2006, the sale of insurance products especially designed for these companies’ customer profiles continued to increase and credit cards Mira-VISA and Naranja-Master, new credit lines and financing plans for the purchase of home appliances in large stores were launched.
     In turn, the quality of the loan portfolio maintained the strong levels of 2005, with these companies’ aggregate non-accrual to total portfolio ratio at the end of fiscal year 2006 being 2.95%, with values, in certain months that were very close to the minimum historical value (2.48% at the end of 2005). At the end of 2004, this ratio was 3,26%, being lower than in prior years.
     As a consequence of growth, during fiscal year 2006, the regional credit-card companies focused on increasing their sources of funds to finance such growth. It is worth mentioning the increase in the credit lines available from banks, the extension to the companies of syndicated loans, the six issuances of financial trusts securities for Ps.353.5 million (almost Ps.139.4 million more than in 2005) and the three issuances of negotiable obligations for Ps.453.5 million, which almost doubled the amounts issued in the previous year. Among them, it is important to highlight the successful placement abroad of the Class IV Series of Tarjeta Naranja, for Ps.307 million, a 4-year term and an innovative structure, which was unique in the country at the time. It is also worth mentioning that, in all public offerings, the demand from investors, institutions and individuals, extensively exceeded the amounts issued and that the securities issued by these companies were issued at low interest rates.
     In 2006, the Board of Directors of Tarjetas Regionales S.A. decided to capitalize Tarjetas del Mar S.A. and Tarjetas Cuyanas S.A., proportionally to its stock holdings, thus these companies increased their capital by Ps.72 million and Ps.12 million, respectively.
     As a result of combining the ability to leverage market opportunities, the resourcefulness and strength in selling quality products and services, highly appreciated by customers, a good risk management and the efforts to improve efficiency and competitiveness and to obtain the necessary funding, net income of the regional credit-card companies for fiscal year 2006 was Ps.104.5 million, of which Ps.70.9 million corresponded to the Bank through Tarjetas Regionales S.A.
     In mid 2004, Tarjeta Naranja S.A. reinitiated a geographical expansion plan, contemplating to reach a target market with a population of approximately 2 million people. This expansion continued in 2005 and 2006.
     During 2005, the aggregate number of credit-card statements issued by the regional credit-card companies increased 22%, their aggregate gross loan portfolio (including the portfolio that was securitized) exceeded Ps.1,200 million, a 53% increase, and the aggregate number of cards managed increased by 28.3%. These companies opened twenty-two new service centers and branches and staff increased by 370 employees, which represented a growth of 16% and 17%, respectively. In addition, these companies started operations in two new provinces, La Pampa and Buenos Aires, designed new products, such as insurance packs, launched campaigns for the placement of Tarjeta Visa-Nevada cards and the Tarjeta Naranja MasterCard cards, developed a new credit line and maintained the usual promotions.
Private Banking
     Through Galicia Private Banking, we offer premium, professional financial services to medium- to high- net worth individuals. This is performed through the management of their portfolio of investments and the provision of financial advising. Galicia Private Banking offers its customers a wide range of domestic financial investment alternatives, giving priority to the Bank’s products (deposits, FIMA mutual funds, among others) and financial trust debt instruments and negotiable obligations where the Bank acts as book runner.
     During fiscal year 2006, Galicia Private Banking increased the number of its customers and its managed portfolio. During 2006 and 2005, placement of trust notes and negotiable obligations, including those issued by the regional credit-card companies was significant. In line with our strategy to stand out from our competitors through service quality, as in 2005, Galicia Private Banking implemented a client loyalty program and, during the last quarter of fiscal year 2006, it put into practice a customer satisfaction measurement program. A high index was attained with regards to the general perception of services rendered, exceeding the general levels in the market.
Distribution
     The Bank’s Distribution Division defines and monitors policies, action plans, and sales goals for the different channels of the Bank in order to ensure the fulfillment of the Bank’s volume and profitability goals, sales efficiency, the integration of the different distribution channels and customer satisfaction. The departments managing the traditional channels and the Alternative Channels Department report to this Division.
Traditional Channels
     The size and the wide geographical coverage of the Bank’s branch network contribute to making our distribution network one of our more important competitive advantages. These aspects are strengthened by a unified management system through the use of the Bank’s Intranet, state-of-the-art systems’ and communications’ technology, a consistent incentive plan and a continuous follow-up of the quality of service.
     During fiscal year 2006, we opened eight bank branches, one in each of the following districts: Jesús María (Córdoba), Trenque Lauquen and Zárate (Buenos Aires), Reconquista (Santa Fe), Río Grande and Ushuaia (Tierra del Fuego), Trelew (Chubut), and Cipolletti (Río Negro). As a result, at the end of 2006, our network of banking branches amounted to 232 and covered all of the Argentine provinces. At the close of 2006, our network’s geographical distribution was the following:

Geographical Area	Number of Branches

City of Buenos Aires	76
Greater Buenos Aires (GBA)	59
Rest of the Province of Buenos Aires	31
Santa Fe	14
Córdoba	13
Mendoza	9
Entre Ríos	4
Chubut	3
Río Negro	3
Corrientes	2
La Pampa	2
Misiones	2
Tierra del Fuego	2
Catamarca	1
Chaco	1
Formosa	1
Jujuy	1
La Rioja	1
Neuquén	1
Salta	1
Santa Cruz	1
Santiago del Estero	1
San Juan	1
San Luis	1
Tucumán	1

Total	232

     In 2006, in order to increase business efficiency, achieve a better integration among sales channels and improve service quality, we reinforced the new customer service model that was implemented in all branches during 2005. To this end, we redefined customer service for a larger number of branches through the assignment of business officers for medium- and high-income individuals as well as for companies. In the latter case, emphasis was placed on the development of the agricultural and livestock sector and the whole range of the on SMEs segment.
Alternative Channels
     Service, transactions and sales channels (other than traditional branches) that service both individual and corporate customers, consist of the Customer Contact Center, e-galicia.com, Red Galicia 24, Galicia Móvil, the Retail Sales Unit and the Real Estate Center. The last three sectors have been added during the fiscal year. As in previous fiscal years, the level of use of alternative channels by the Bank’s customers recorded an upward trend. As of December 31, 2006, 77.8% of customer transactions were carried out through these channels, representing an increase from the 76.9% and 74.5% ratios corresponding to December 31, 2005 and 2004, respectively.
     For 2007, expectations are of an increase in the level of use of these channels in line with the business goals defined by the Bank.
Customer Contact Center, or CCC: The CCC consists of the following sectors: Fonobanco (our phone-banking service), Fonobanco Seguros (the phone-banking unit specializing in aftermarket service for insurance policies marketed among Bank customers), Foreign Trade (responsible for assisting individuals and customer companies about the whole range of foreign-trade transactions and providing advice on the regulations in force), Galicia Responde (the unit that receives and answers customer suggestions and complaints), Telemarketing (the Bank’s sales and telephone advice facility), the Investments Center, the Collection Center and the switchboard. These units also have support areas for ongoing improvement in service quality. During fiscal year 2006, the CCC managed over 18 million incoming and outgoing contacts, which implied a 57% increase compared to the previous fiscal year. During 2005, the Customer Contact Center handled over 12 million incoming and outgoing calls. This volume was similar to that recorded during the previous fiscal year.
Red Galicia 24: By the end of 2006, Red Galicia 24 had 588 ATMs and 530 self-service terminals installed in the Bank’s branch network and other locations throughout the country, mainly in gas stations and supermarkets. This network of state-of-the-art technology terminals, one of the largest in Argentina, is the means to solve transactional needs for our customers and users of interconnection networks in a dynamic, simple, safe, and affordable way, on a 24-7 basis. The volume of transactions through this network has experienced a sustained increase in the last couple of years. Transactions through the Bank’s ATM network increased by 12% from the previous year, while transactions through its self-service terminals increased by 14%. Following with the plan for the improvement of service quality and the increase of capabilities and functions, the Bank continued to replace ATMs and initiated the technical upgrade of self-service terminals. These actions will continue during 2007.
e-galicia.com: Through e-galicia.com, we aim at “putting the Bank into the PC” and offer a wide range of transactional capabilities, the differentiating feature of the e-galicia.com service. Through alliances with different companies, customers have access to certain benefits that at the same time promote the use of the channel. e-galicia.com has operating segments for both individuals (“Home Banking”) and companies (“Galicia Office”), enabling its customers to operate as if they were carrying out their banking transactions over the telephone, at an ATM or in a traditional branch.
Every year, the number of Internet users increases substantially and our customers demand new services to help them operate on line as they would in a traditional branch. During the past few years, e-galicia.com has shown an exponential evolution. In 2006, through Home Banking alone, 4 million monthly enquiries and transactions were made, which represents almost a 35% increase from the level as of the end of 2005. During 2005, the corresponding increase was of 40% up from the 2.3 million transactions at the end of 2004. As to the number of users, the increasing trend also continued, with a 25% increase in 2006.

Galicia Móvil: Galicia Móvil was launched during fiscal year 2006 as a new service channel available through cellular phones. In its initial stage, it is meant for small payments, as well as balances and credit-cards due date alarms, time deposits, and automatic debits. We were the first financial institution in Argentina to offer small payment services through cellular phones.
Retail Sales Unit: During 2006, we developed this unit which constitutes a specialized sales force in retail banking products. At the end of fiscal year 2006, this unit had a team of 100 sales representatives in the country’s main markets and accounted for a significant portion of credit cards and current accounts sold.
Real Estate Center: Also during fiscal year 2006, we created the Real Estate Center, which strengthens and encourages placement of mortgage loans through the interaction with the loan-originating realtors. In order to do so, the center has trained personnel specialized in these credit lines who provide constant advice to realtors and customized service to each referred customer.
Wholesale Banking Business
     Through the Bank’s Wholesale Banking Division we carry our banking business with the corporate sector and other public- and private-sector entities. We provide these customers commercial banking services as well as investment banking, capital markets, foreign trade, corporate and real-estate business development services and non-financial public sector services. The Wholesale Banking Division is dedicated to the development of solutions meant to satisfy the needs of customers pertaining to the different sectors of the economy. One of its main objectives is to continuously strengthen the ability to create close, lasting relationships between the Bank and companies.
     During fiscal year 2006, we continued to increase lending to the different sectors of activity. In 2006, the Division’s loan portfolio increased by Ps.980 million, up 35% from the 2005 fiscal year-end balance. Loan origination was more than Ps.11,500 million, including the purchase of checks and negotiable instruments for Ps.7,200 million, an area in which we have maintained a leading position for several years. For the third consecutive year, we have been leaders in the leasing market, with an 18% market share. Also, deposits raised within Wholesale Banking Division’s customers recorded an increase of 32.3%.
     In 2005, there was an important expansion of the portfolio of peso-denominated loans, both at floating, as well as fixed interest rates. In terms of dollar-denominated loans, the Bank entered into an agreement with the International Finance Corporation, or IFC, to finance investment projects of export-oriented enterprises, the Bank being the first bank to reach such an agreement with the IFC after the crisis.
     With regards to collection and payment services, the product offering was broadened through the launch of new products and services and the implementation of improvements meant to make businesses operations easier. Our income from this activity increased by 29.7% in 2006 as compared to fiscal year 2005. For example, in order to make collections more efficient and faster, Cobranzas con Tarjetas was launched, a new service that allows companies to receive their customers’ payments directly at self-service terminals and ATMs that are part of the Banelco network, by means of a magnetic card. In the same line, in 2005, we were the first financial institution to provide our customers support in connection with the Argentine Tax Authority’s new on-line tax-payment system, thereby becoming a leader in terms of the number of related transactions and increasing our market share in such area.
     Also, there were innovative developments in Galicia Office, the leading e-banking channel for corporations. Since the end of 2005, this system added the ability to request transfers abroad.
     In order to continue to develop geographical areas and customers, in September 2006 we opened a new Corporate Banking Center in San Miguel de Tucumán, which was an addition to those located at Rosario, Mar del Plata, Mendoza and Córdoba. Each of these centers offer specialized counseling on SMEs, agribusiness, corporate and foreign trade services. Furthermore, in line with the strategy of providing more and better services to companies and their staff, during 2006, we installed a significant number of ATMs on various companies’ premises.

     With regards to commercial cards, in 2006, we launched VISA Corporate Aerolíneas Plus, a credit card exclusively for the corporate sector. The Visa Business Banco Galicia card was in first place in terms of market share over the total of Commercial Cards Visa, both in terms of amount of purchases and number of accounts and active cards, a position it had attained in 2005, and Tarjeta Galicia Rural (Galicia Rural Card) also increased its leadership.
     The wholesale Banking Division continued to promote activities focused on agro-industrial training, among the most important of which was the subscription of an agreement with the Austral University in order to foster the education on agribusiness –an agreement that included special discounts for customers willing to take part in the Executive Master in Agribusiness as well as in seminars and special programs– and the sponsorship of the educations programs of CEIDA (Agro-industrial Leadership Educational Center) and EGEA (distance learning for agro-industrial business management), both of the Argentine Rural Society.
Corporate Banking
     The Bank’s Corporate Banking unit specializes in services to large economic groups. We have strengthened our position in this segment in the last few years, having recorded an important increase in activity levels, mainly with respect to collection, payment and foreign trade services. In 2006, we achieved again closer relationships with companies within this segment, through the supply of custom-made products and services, mainly related to collections and value-added technological solutions.
     The increase in the number of customers required the hiring of new personnel in order to maintain the personalized, specialized service the Bank always provided these customers.
Middle-Market Banking
     Through the Bank’s Middle-Market Banking department, we provide services to SMEs and agribusiness segments, in which we are leaders and which constitute strategic objectives where the challenge is in maintaining the leading position we have had for so many years. Likewise, based on customer knowledge and relations, we have established ourselves as an important player in the large middle-market corporate sector, due to our active role in the financing of working capital and investment projects and our leasing business.
     Through Galicia Convenios (Galicia Agreements), in 2006, new financing agreements were executed with prime companies and institutions in order to offer special benefits with regards to interest rates and maturities. The goal of Galicia Convenios is to achieve synergies stemming from the relationship between the Bank and large corporations, SMEs and agribusinesses, offering each of them the financial support that benefit both parties.
     As in prior years, we maintained an active involvement in programs fostered by the SePyME (Small- and Medium-Size Enterprises Secretariat) for the financing of investment projects and capital goods and also used the second tranche of the credit line granted by the IFC in order to fund export-oriented investment projects. We have also signed an agreement with the Fondo Tecnológico Argentino (Argentine Technological Fund or FONTAR) to finance technological innovation projects.
     In order to continue to support the growth of SMEs, in December 2006, we launched SMEs Transformation Program, with the involvement of Banco Galicia, Fundes, Imes, Intel, Microsoft, and Telecom. This program is a strategic alliance between technological and financial industries intended for SMEs located in the greater Buenos Aires area and is aimed at strengthening these companies’ competitiveness through the implementation of technological improvements such as more efficient software, hardware and communications. Banco Galicia participates by channeling and financing these transactions.
     During 2006, we strengthened the customer service model through the creation of units specialized in micro companies and small companies and the addition of a specialized officer, exclusively for the service of Middle-Market Banking customers within the branch network.

     In addition, we have a close, long-standing relationship with the agribusiness sector, having always been very close to producers and to the entire value chain. Our Agribusiness Department, made up of professional agronomists specialized in finance and using state-of-the-art technology, seeks to understand the producers’ needs and contribute to their development through the provision of custom-made financial solutions.
     Tarjeta Galicia Rural is the most functional method of payment and credit in the agribusiness sector. In 2006, Tarjeta Galicia Rural bolstered its continuous growth and confirmed its leadership in the agricultural cards market with a 60% market share and a significant increase in its active portfolio and points of sale. In 2006, there was a 65% increase in the amount of purchases made as compared to the previous fiscal year. During 2006, as in prior years, new financing agreements were entered into and existing ones were renewed, which included preferential terms and special rates. These agreements involve the different value chains of the industry as well as different economic sectors, such as the fuel, spare parts, machinery, seeds, fertilizer, and agrochemical sectors, among others. Likewise, we carried out successful marketing activities in order to attract users and dealers. During 2005, these agreements had been extended to suppliers of additional intermediate goods used by the agribusiness sector, and the use of Tarjeta Galicia Rural was expanded and generalized in areas outside of the main agriculture regions, such as Santiago del Estero, Salta and Jujuy.
Investment Banking and Capital Markets
     Through the Bank’s Investment Banking and the Capital Markets Departments, we contribute to the achievement of the long-term strategic goals of our Wholesale Banking customers and those of the Bank itself, through the integral development of complex capital market products and services. Since 2004, and following the dissolution of Galicia Capital Markets S.A., these Departments are responsible for providing the services previously provided by this subsidiary.
     During 2006, we implemented several highly complex financial transactions. We completed the last debt restructuring and liability swap transactions still pending in connection with the Bank’s Wholesale Banking customers and organized several long-term structured products for corporate customers, including syndicated loans. With regards to mergers and acquisitions, we advised the Bank regarding the sale of its interests in Inversora Nihuiles S.A. and Inversora Diamante S.A. Also, during 2006, we strengthened our leading position in the structuring of financial trusts through our participation in 19 transactions, accounting for Ps.1,490 million in trust assets. During 2006, we structured and placed eight financial trusts for a total amount of Ps.114 million. In addition, we structured four financial trusts with the Bank’s own portfolio, for Ps.434 million, apart from six financial trusts and two series of negotiable obligations corresponding to the regional credit-card companies, which amounted to Ps.354 million and Ps.65 million, respectively.
     During 2005, we structured and placed four trusts the underlying assets of which were Bank assets, thus generating funding for Ps.258 million in the aggregate, to support the creation of new assets. Similarly, the total volume of negotiable obligations and trust structuring and placement for customers, among them the regional credit-card companies, amounted to Ps.432 million in 2005.
     During 2004, these departments worked on the renegotiation of our past due commercial customers’ portfolios, and provided customers with investment banking services.
Corporate and Real-Estate Business Development
     Through this unit, which reports to the Bank’s Wholesale Banking Business Division, we develop business transactions with the corporate sector and leverage and channel the opportunities for commercial development, structuring and financing of real-estate projects within the residential, corporate, commercial and tourism-related segments. During 2006, we completed several financing transactions for hotel undertakings, urban residential projects, and commercial premises belonging to our customer companies, thus leveraging the development recorded in the Argentine real-estate industry during this period. Also, during 2006, we closed important real-estate leasing transactions for business and industrial companies throughout the country, which allowed us to be considered a financial system’s leader in this kind of activity.

Non-Financial Public Sector
     During 2006, we completed the development stage of the “Management Tools for Electronic Government” project, having worked in pilot districts, and a final proposal, which was approved by the Argentine Municipal Federation last November. Initiatives were started in order to implement such tools in the above-mentioned districts and in the City of Mendoza.
Foreign Trade
     The Argentine market has been adapting to the exchange system enforced by the Argentine Central Bank in the past years, which is relatively flexible in some aspects and more stringent in others. Foreign trade activities have progressively benefited from the sustained release of foreign exchange regulations that began in late 2002, despite the introduction of certain controls and deposit requirements on capital inflows established in 2005.
     The volume of foreign-trade transactions routed through us increased to US$ 5,525 million, up 25.5% from 2005. Considering exclusively commercial transactions (i.e., imports and exports), the increase in 2006 was of 24%, a growth that is higher than that of the total amount of foreign-trade transactions for the country as a whole, which was 17.8%. In our case, these two items amounted to US$ 4.1 billion, equivalent to 4.96% of Argentina’s foreign trade during 2006. This increase stems from over 170,000 transactions processed during the year, up 15% from the number of transactions processed in 2005. During 2005, the volume of foreign-trade transactions channeled through us was US$ 3,675 million, 46.7% higher than in 2004. Considering exclusively commercial transactions (i.e., imports and exports), the increase was of 63.8%, higher than the increase in the country as a whole, which was 20.6%. In our case, the amount of these transactions was US$ 3,219 million, equivalent to 4.7% of Argentina’s foreign trade during 2005, higher than the 3.4% achieved in 2004.
     These results were the consequence of a series of actions which, in line with our “relationship banking” concept, were meant to make us a clear benchmark for customers with respect to foreign trade. All these actions allowed us to increase penetration in customers’ business transactions and to add 390 new SMEs as foreign-trade customers during 2006, representing an 8% increase from the previous year-end level. Also, investments continued to be made on the development and perfecting of versatile IT tools and products that allow customers to operate on line. All of the above, apart from helping us stand out from our competitors, made companies’ transactions easier and contributed to their efficiency.
     Through Galicia Factoring y Leasing S.A. we offer international factoring services, supplementing the Bank’s services offering and making available to customers all alternatives for their foreign-trade transactions.
Galicia Office
     Galicia Office is e-galicia.com’s exclusive section for corporations. Through Galicia Office, companies may, at no cost, review on line the statements of all their bank products (such as accounts, loans, investments and receivables from Visa and Galicia Rural transactions). They may also access a range of information about their entire portfolio of checks and checks returned, request and confirm checkbooks, make transfers between their accounts and to those of third parties within or outside the Bank, make investments, inquire about their foreign trade transactions, pay their employees’ salaries safely, renew their digital signature online and pay their suppliers.
     As in previous years, Galicia Office continued to grow and exceed the levels reached since it was launched, both in terms of users, queries and transactions, thereby remaining a leader in electronic corporate banking. Galicia Office, closed fiscal year 2006 with 23,000 active customers, accounting for 60% of the client base, and an increase in the number of transactions of 64% and in their volume of 78% as compared to the prior year.
     In order to offer more and better technological solutions that optimize operational processes, we carried out new developments during 2006. Among those developments was the new functionality of the Payroll Module, which allows for the management of the payroll and direct deposit of salaries and the control of each transaction’s status. With respect to payroll direct deposit, the increase in the aggregate amount of transactions recorded was of approximately 230% between January and December 2006. Like in previous years, the Foreign-Trade Module recorded an increase in the number of users, inquiries and transactions, carrying out transfers abroad and processing payment orders in the amount of Ps.933 million.
     In 2006, a foreign consulting firm was hired to assess Galicia Office’s IT security processes. The evaluation concluded successfully.
     Through Galicia Compras, Galicia Office’s SMEs customers may access products and services, from supplies and commonly used materials to specialized services rendered by world-class suppliers. Through Red de Campo, Galicia Office’s customers can find updated information about the industry, the weather and the marketplace.
Treasury and Asset Management
     Through the Bank’s Treasury Division we provide services and distribute financial products, among others, to corporations, financial entities, mutual funds, pension and retirement funds (AFJPs), insurance companies, and others. This Division is responsible for the centralized management of the Bank’s treasury operations and its liquidity, as well as the Bank’s foreign-exchange and securities portfolio. We undertake securities trading in the different markets, sometimes in our capacity as agent of the Argentine Over-The-Counter Market, or MAE, and others through Galicia Valores S.A., a brokerage firm that operates on the BASE. Finally, this Division is responsible for our international business relations.
Financial Operations
During 2006, highly favorable economic indicators continued to prevail in general. The low yields registered by assets of mature economies, as well as the significant improvement in the fundamentals of emerging economies made the emerging markets an attractive destination for international financial investments. The significant capital inflow recorded during 2006 was evidenced, among others, in a substantial decrease in Argentina’s country risk levels, which reached an historical low and allowed the spread to other economies in the region to decrease. During 2005, the capital markets reported a significant improvement, as a result of the restructuring of the Government’s foreign debt. This led to a significant reduction in the sovereign risk. This improvement continued from that observed during 2003 and 2004.
     This context brought about the expansion of traded volumes within the domestic capital market. With regards to fixed-income instruments, during 2006, the market’s traded volume exceeded that of the previous fiscal year by 11.6%, up from the US$ 73,103 million traded in 2005 to US$ 81,624 million in 2006. This increase was of 106% in 2005 as compared with 2004. In turn, in 2006, the total amount traded by us reached US$ 2,046 million, with a 33% increase compared to the previous year, which allowed us to continue increasing our market share. The increase during 2005 amounted to 366% from 2004 levels. In the equity market, the total traded volume amounted to Ps.80,929 million in 2006, Ps.85,952 million in 2005 and Ps.49,366 million in 2004. Galicia Valores S.A. contributed with a total of Ps.1,515 million in 2006, accounting for a 1.87% share, Ps.1,524 million in 2005 and Ps.1,312 million in 2004.
     During 2006, we successfully placed 25 issuances of financial trust securities and negotiable obligations, both the Bank’s and that of third parties, for a total amount of Ps.1,526 million, thus leading the market. Also, we took part, in our capacity as book runner in the issuance of securities for Ps.588 million by the Gas I Financial Trust. This financial trust was the first instrument in the Argentine capital markets developed in order to finance infrastructure works. During 2005, we successfully placed 20 issuances (our own and that of third parties) of financial trust securities and negotiable obligations, for a total of Ps.630 million, and were positioned as one of the primary participants in this market.
     With regard to the foreign-exchange market, during 2006, we achieved a new increase in traded volumes related to foreign-trade operations, thus exceeding the figures recorded in the previous fiscal year by 20%. In the wholesale foreign-exchange market, the total amount corresponding to transactions executed by us through the MAE amounted to US$ 5,485 million, which accounted for a 7.99% share. During 2005, as in 2004, we focused especially on foreign-exchange transactions related to foreign trade, reaching a 47% increase in the volume traded in 2005 as compared to 2004. In the foreign-exchange wholesale market, our activity through the MAE amounted to US$ 5,089 million, ranking as one of the three leading private-sector financial institutions in December 2005.
Asset Management
     Galicia Administradora de Fondos S.A. is the fund manager for the FIMA mutual funds for which the Bank acts as distributor and custodian. These funds are invested in different assets such as government securities, shares or bank deposits, depending on the investment objective of each mutual fund.
     During 2006, assets under management increased by 62%, varying from Ps.296.7 million as of December 30, 2005, to Ps.480.0 million as of December 29, 2006, distributed in a product family composed of 12 funds. This sound growth was reflected mainly in money market and fixed income funds, two products with a strong demand from individuals and companies. Market expectations for 2007 are mainly focused on the mutual fund industry continuing growth, in respect of managed volume as well as product competitiveness.
     After the difficult climate created for investors by the economic and financial crisis of 2001 and 2002, interest in these products returned in 2003. Investor interest in this kind of products continued growing in 2004 and 2005, mainly in time-deposit funds in 2004, and to a lesser extent, in equity and fixed-income funds and during 2005, mainly in fixed-income funds (bonds) and “money-market” funds (basically, investing in remunerated bank accounts and time deposits), which totaled Ps.296.7 million as of December 31, 2005 compared to Ps.170 million as of December 31, 2003.
International
     The Office of International Banking and Financing Relations is responsible for managing our business relations with correspondent banks, international credit agencies and international mutual funds.
     In 2006, the improved perception of Argentina within the international economic community and our positive image supported by constant presence in international events brought about a larger offering of commercial lines by correspondents, together with new improvements in terms offered, both maturities and costs, which allowed us to comfortably attend to all foreign-trade transactions by our customers. Also, with resources provided by the IFC, we continued to finance environmentally-friendly medium- and long-term investment projects by SMEs active in the agribusiness and export sectors.
     In 2005, we recorded a gradual increase in trade facilities from our correspondent banks, with a gradual reduction of spreads and extension of terms, which allowed us to attend to all of the foreign-trade transactions of our customers. The IFC line was approved in May 2005 for US$ 40 million and a seven year tenor.
     Until the first half of 2004, this unit’s activities mainly concentrated on its participation our foreign debt restructuring process and the winding down of our operating units abroad. See “—History—Restructuring of Our Subsidiaries’ Debt—Banco Galicia.” In the second half of 2004, this sector’s activities focused on resuming international relations with the purpose of reestablishing foreign financing sources for the development of our business.
Sudamericana Holding S.A.
     Sudamericana is a group of life, retirement and property and casualty, or P&C, insurance companies. We own an 87.5% ownership interest in Sudamericana. Banco Galicia holds the remaining 12.5%. In line with our strategy, this investment allows us to implement our plan to consolidate our leadership as a financial services provider and supplement those businesses that Banco Galicia may only conduct to a limited extent due to prevailing regulations.
     Total insurance production (amount of premiums written) of life, retirement and P&C insurance companies controlled by Sudamericana amounted to Ps.54.9 million during 2006. As of December 31, 2006, Sudamericana’s subsidiaries had more than 2.2 million insured taking into account all of the insurance sectors in which it conducts business, both through individual and group policies. The amount of premiums written in 2006 was 45.0% higher than in the previous year (excluding Instituto de Salta Compañía de Seguros de Vida S.A.’s turnover in 2005 due to the sale of this company in April 2005).
     In 2006, the focus was placed on continuing to increase the company’s turnover by increasing sales and improving the insurance policy laps ratio, strengthening distribution through the bank assurance model and improving customer service quality. In 2006, Ps.30.9 million of annualized premiums were sold, 20% higher than in the prior year. In June 2006, in order to continue improving operating efficiency, Galicia Vida Compañía de Seguros S.A. (the group’s life company, referred to as Galicia Vida) and Galicia Patrimoniales (the group’s P&C company) were merged into Galicia Seguros, which allowed for a reduction in administrative expenses and the simplification of a large number of processes.
     The business plan for the short-term is targeted at expanding the turnover volume, which, together with improvements in operating efficiency, will allow for greater profitability.
Net Investment S.A.
     Net Investment S.A., or Net Investment, provides B2B e-commerce support services and virtual markets for transactions between companies and suppliers. Our ownership interest in the company is 87.5%, while the remaining 12.5% is held by Banco Galicia. Net Investment was a holding company whose initial purpose was to invest and develop businesses related to technology, communications, the internet, connectivity, and contents, in projects with positive cash flows and profits. On February 1, 2007 Tradecom Argentina -the only operating subsidiary of Net Investment- was merged into Net Investment and the merger was registered with the Inspección General de Justicia, the Argentine Superintendency of Companies, or IGJ.
     During 2006, Tradecom Argentina S.A. continued with its commercial policy aimed at improving its products, such as the “Current Account Viewer” and the “Suppliers’ Portal”. It also developed new products such as “invoice preloading”, the “retention certificates module” and the “delivery activation service”. In addition, we carried out constant research and development of products. Sales increased considerably from those recorded for fiscal year 2005 due to the incorporation of major customers from Brazil that had been previously serviced by Tradecom Brasil S.A. Our objective is to continue participating in this business, where the increasing interest of companies for the use of e-procurement services is significant and in activities that contribute to our comprehensive business and that of Banco Galicia.
Galicia Warrants S.A.
     We own 87.5% of the capital stock of Galicia Warrants S.A., or Galicia Warrants, a company dedicated to the issuance of deposit certificates and warrants, and the remaining 12.5% interest is owned by Banco Galicia. Founded in 1993, Galicia Warrants is a leading company in its market. Through the custody of goods, Galicia Warrants supports the business of its customers, medium and large companies, and enables such customers access to credit and financing guaranteed by the property kept in its custody and evidenced by the corresponding certificates it issues.
     Both the production increase of export-related sectors, among which the agriculture and livestock sector had an outstanding performance, which was favored by high commodity prices, and the increase in credit demand caused Galicia Warrants to increase its activity level, mainly in the agro-industry and commodity sectors, which allowed it to improve its results of operations while maintaining a selected customer base. The sustained growth of Argentina’s real economy and of its financial system will be determining factors for the success of Galicia Warrants. In the present context, Galicia Warrants is expected to increase its activity level.
Galval Agente de Valores S.A.
     We hold a 100% interest in Galval, a company that provides brokerage services in Uruguay. As of September 2005, Galval started to operate gradually and, as of December 31, 2006, it held securities in custody in the amount of US$ 156.0 million, an amount considerably higher than the US$ 11.8 million at the end of the previous fiscal year.
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
     The Bank faces competition from foreign banks operating in Argentina, mainly large retail banks which are subsidiaries or branches of banks with global operations, Argentine national and provincial government-owned banks, private-sector domestic banks and to a lesser extent from cooperative banks, as well as from non-bank financial institutions.
     In respect of private-sector customers, the relevant segment for the Bank, competition is increasing from the large foreign retail banks and from certain domestically-owned private-sector banks, which prior to the crisis operated in merchant or private banking and that after the crisis acquired the retail operations of banks that left the business as a result of the crisis. Competition from public-sector banks has decreased from the immediate post-crisis period, as the public initially attracted to such institutions as a safe harbor began to search for better service with private-sector financial institutions.
     The Bank’s estimated deposit market share of private-sector deposits in the Argentine financial system only, based on daily information published by the Argentine Central Bank, increased to 8.43% as of December 31, 2006, compared to 7.96% as of December 31, 2005 and 7.07% as of December 31, 2004.
     The Bank has consistently increased its deposit market share following the 2001-2002 crisis and is one of the leading banks in Argentina and the largest domestically owned private-sector bank measured by its assets. As of December 31, 2006, measured by its deposits in Argentina only, the Bank was ranked fifth in the whole financial system and third among private-sector banks (including foreign banks).
     In terms of the overall business, the Bank has a leadership position in the retail market, is one of the leading providers of commercial banking services and has a leadership position in the middle-market and agribusiness sectors.
     For information on the Argentine banking system, please see “—Argentine Banking System and Regulation—Argentine Banking System.”
Regional Credit-Card Companies
     No official data is available about the consumer finance market of the different regions of the interior of Argentina in which the regional credit-card companies operate. However, the operation of the regional credit-card companies is estimated to be the largest in its kind in Argentina. Since 2005, and especially during 2006, the regional credit-card companies have faced increased competition in the segments in which they operate, partly from the banking system in search for new market niches and partly from other players, both local and foreign. After the 2001-2002 economic crisis, which significantly affected these companies’ competitors and led many of them to cease operations, and until 2004, competition had been relatively low.
Insurance Industry

     During 2006, the industry consolidation continued. The number of insurance companies authorized by the National Insurance Superintendency decreased from 175 at the end of 2005 to 170 at the end of 2006.
     Total insurance is gradually resuming the growth pace it had experienced before the economic crisis that took place in 2001, reaching in 2006, and pursuant to official estimates, Ps.17,236 million in premiums written expressed in current values, 28.1% higher than in the previous year. This growth was mainly driven by workers’ compensation (50.1%) and life insurance (33.6%) sectors. Meanwhile, retirement insurance recovered from the decrease of the previous year and increased 24.9% when compared to 2005.
     The property insurance sector reached Ps.11,994 million (70% of total insurance for 2006). Automotive insurance continues to be the most important segment in terms of volume of premiums written (it represents 44.6% of the property insurance sector) and, even though it increased 20.6% when compared to the previous year, it increased at a lower rate in comparison to the other sectors.
     In turn, the individual insurance sector reached Ps.5,242 million (30% of total insurance for 2006, 20% corresponding to life insurance and 10% to retirement insurance). In 2006, non-pension-linked life insurance represented 41.4% of the individual insurance sector, followed by pension-linked retirement insurance (26.0%), pension-linked life insurance (25.3%), and the rest of the retirement insurance sector (7.3%).
Sales and Marketing
     Banco Galicia’s distribution capabilities are our principal marketing channel.
     Through Banco Galicia, we operate one of the most extensive and diversified distribution networks among private-sector financial institutions in Argentina. The Bank’s distribution network is one of the largest and most flexible distribution platforms in the country and has a nationwide coverage.
     The Bank markets all of its financial products and services to high-, medium- and medium-low-income individuals, including loans, insurance and FIMA family of mutual funds, through its branch network. Within the branches, the sales force is specialized by segment. The Bank’s sales policy encourages tellers to perform sales functions as well. Wealthy individuals who are private banking customers are served by specialized officers through a special network of service centers and a head office facility. The Bank’s distribution channel for the non-bancarized segment of the population is the network of offices of the regional credit-card companies.
     Commercial banking services to large corporations (including medium to large companies) and banks are provided in a centralized manner. Branch officers are responsible for the Bank’s relationship with middle-market and small businesses and most of the agriculture/livestock sector customers.
     All of the Bank’s individual and corporate customers have access to the Bank’s electronic distribution channels, including the ATM network and self-service terminals, a multifunction call center, the e-banking website and to banking services through the cell phone. The Bank’s call center includes the telephone-banking service and performs sales and post-sale service, provides advice, receives complaints and performs credit recovery functions. During the month of December 2006, 77.8% of customer transactions were made through the Bank’s alternative channels.
     In addition, the Bank has a special sales unit specializing in marketing various retail banking products and services, and a centralized unit specializing in the marketing of mortgage loans, which works together with realtors.
     In 2005, a new sales and service model was designed and implemented, with the purpose of increasing commercial efficacy, establishing an integrated strategy among the different distribution channels and improving the quality of service. In order to achieve these goals, the Bank made progress in the specialization of the distribution channels (readjusting the product offering by segment/channel), the development of the payroll direct deposit business, the redesign of the customer service model at the branches, and the attraction of new open-market customers. A plan for the migration of cash operations to automatic means in order to reduce the operating burden and waiting time at the branches was also added. In 2006, the new customer service model implemented in all branches during the previous year was reinforced. To this end, customer service was redefined for a larger number of branches through the assignment of business officers for medium- and high-income individuals as well as for companies. In the latter case, emphasis was placed on the development of the agricultural and livestock sector and the whole range of the SMEs segment.
     The Bank uses a data warehouse to perform segmentation and profitability analyses, estimate performance patterns and cross-selling indices and forecast client response based on historical information and data-mining. The Bank has a customer oriented service approach and a segmented marketing approach. In the late 1990s, the data warehouse capabilities began to be used to design marketing campaigns focused on specific segments of the Bank’s customer base. The Bank’s marketing strategy is focused on the development of long-term relationships with customers based on its knowledge of those customers. As part of this client-oriented strategy, in the late 1990s, the Bank began to implement customer relationship management technology to support continuous improvement of its relationship with customers.
     Since 2003, the Bank implemented several programs mainly aimed at improving customer focus among Bank team members. As a consequence, Banco Galicia’s image and “top of mind” (immediate brand recollection) improved significantly. The Bank’s investment in advertisement continued to increase since then, accompanying the general market’s trend and particularly, the financial system’s increase in investment and number of advertisers. These actions, along with massive events in shopping centers across the country and many direct-marketing actions have reinforced the perception of the Bank as a close and friendly bank and have strengthened the image of the brand, allowing the Bank to regain the “top of mind” leadership in its category.
     The Bank considers quality of service as an element capable of distinguishing it from competitors. In order to measure this indicator, the Bank performs various surveys. The customer satisfaction surveys for the last quarter of 2003 and 2004 showed a significant upturn in customers satisfaction rates, which regained the pre-crisis levels. During 2005, the Bank implemented new measures and activities, especially at the branch level, and during 2006, started the implementation of a three-year plan for the purpose of strengthening the organizational culture through certain values such as commitment, kindness, and accuracy, while continuing with the assessment of service quality at the branches.
     This assessment is part of an incentive program and is based on the ongoing monitoring of the following indicators: customer satisfaction, service quality and the response to claims. The general score received by the branches in terms of quality of service averaged 8.96 points (from 10), and 127 branches exceeded the goal set up for the fiscal year, which was 8.80 points. Also, as done every year since 2001, a benchmarking survey was jointly carried out with the main competitor banks. The survey results awarded the Bank first place with respect to customer satisfaction.
     In November 2005, the Bank adhered to the “Code of Banking Practices” established by the four bank associations of Argentina, which will further contribute to the improvement of the quality of service offered by the Bank.
Property
     The following are our main principal assets:

			Square
Property		Address	Meters	Main Uses

Grupo Financiero Galicia
	- Owned	-Tte. Gral. Juan D. Perón 456, 2nd floor, Buenos Aires, Argentina	146	Administrative activities
		-Maipú 241, Buenos Aires, Argentina (1)	1,619	Administrative activities

Galicia Retiro Compañía de Seguros S.A.
	- Owned	-Maipú 241, Buenos Aires, Argentina	723	Administrative activities

Galicia Vida Compañía de Seguros S.A.
	- Owned	-Maipú 241, Buenos Aires, Argentina	915	Administrative activities

Net Investment S.A.
	- Owned	-Tte. Gral. Juan D. Perón 456, 2nd floor, Buenos Aires, Argentina	45	Administrative activities

			Square
Property		Address	Meters	Main Uses
	- Rented	-25 de Mayo 702, 3rd floor, Buenos Aires, Argentina	290	Administrative activities

Galicia Warrants S.A.
	- Owned	-Tte. Gral. Juan D. Perón 456, 6th floor, Buenos Aires, Argentina	118	Administrative activities
		-Ruta Nacional 18, Km. 209, San Salvador, Entre Ríos, Argentina	47,917	Storage
	- Rented	-Alto Verde, Chicligasta, Tucumán, Argentina	2,000	Storage
		-Alsina 3450, San Miguel de Tucumán, Tucumán, Argentina	12,800	Storage
		-Pasaje 1° de Mayo Esquina 25 de Mayo, Barrio el Corte Alderete, Tucumán, Argentina	2,000	Storage
		-Ruta Prov. 316 km. 14, Obispo Colombres, Depto. Alta Cruz, Tucumán, Argentina	3,000	Storage
		-San Martín 784, San Miguel de Tucumán, Tucumán, Argentina	85	Administrative activities

Banco de Galicia y Buenos Aires S.A.
	- Owned	-Tte. Gral. Juan D. Perón 407, Buenos Aires, Argentina	17,270	Administrative activities
		-Florida 361, Buenos Aires, Argentina	7,340	Administrative activities
	- Rented	-Tte. Gral. Juan D. Perón 525, Buenos Aires, Argentina	9,325	Administrative activities
		-San Martín 178/200, Buenos Aires, Argentina	3,630	Administrative activities

Banco Galicia Uruguay S.A.
	- Owned	-Luis Alberto Herrera 1248, 21st and 22nd floors, Edificio World Trade Center, Montevideo, Uruguay	880	Administrative activities
		-Punta del Este, Uruguay		Former Branch
	- Rented	-Montevideo, Uruguay		Storage

Tarjeta Naranja S.A.
	- Owned	-Sucre 152, 154 and 541, Córdoba, Argentina	6,500	Administrative activities
		-San Jerónimo 2348, 2350, Santa Fe, Argentina	1,500	Administrative activities
	- Rented	-Sucre 145/151, La Rioja 364 and 375, and Los Andes 197, Córdoba, Argentina	6,100	Administrative activities, printing centre and storage
Tarjetas Cuyanas S.A.
	- Rented	-Belgrano 1415, Mendoza, Argentina	1,160	Administrative activities
		-Olascoaga 348, San José, Mendoza, Argentina	580	Storage

Tarjetas del Mar S.A.
	- Rented	-Luro 3001, Mar del Plata, Buenos Aires, Argentina	240	Administrative Activities
		-Luro 2943, Mar del Plata, Buenos Aires, Argentina	765	Administrative Activities

(1)	We lease seven units to the Bank, equivalent to 1,373 square meters, for Ps.14,800 per month, and hold a 45 square meters unit vacant for storage. The remaining unit is occupied by Galicia Vida.
     In addition, in 1994, Banco Galicia purchased the building located at Reconquista 188/200, in Buenos Aires and, between 1992 and 2000, it purchased the building located at Tte. Gral. Juan D. Perón 444, in Buenos Aires. In these locations, the Bank is constructing a new corporate tower. The Bank will centralize a significant portion of its offices that are currently in the vicinity in this new corporate tower. The new corporate tower consists of approximately 42,000 square meters. The construction works are expected to be completed during 2007 and the estimated investment for 2007 is of approximately Ps.44.6 million.
     As of December 31, 2006, our distribution network consisted of:
          -Banco Galicia: 232 branches located in Argentina, 137 of which were owned and 95 of which were rented by Banco Galicia, located in all of Argentina’s 23 provinces.
          -Tarjeta Naranja S.A.: 92 sales points located in 21 of the 23 Argentine provinces, 91 of which were rented by the company.
          -Tarjetas Cuyanas S.A.: 19 sales points located in the provinces of Mendoza, San Juan, San Luis, La Pampa, La Rioja, Catamarca, Neuquén and Tucumán. All of them were rented.
          -Tarjetas del Mar S.A.: 3 sales points located in the Province of Buenos Aires. Both the Head Office and the branches were rented.
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

     Unless otherwise stated, in this section the exchange rate used to convert foreign currency amounts into pesos was the exchange rate as of each relevant date or period end that the Argentine Central Bank quoted. For the preparation of the financial statements as of December 31, 2004, December 2005 and 2006, the exchange rates used were Ps.2.9738, Ps.3.0315 and Ps.3.0695 per US$ 1.00, respectively. See Item 3. “Key Information––Exchange Rate Information.”
     Information included in this section as of and for the three fiscal years ended December 31, 2006 does not include any effect of inflation accounting. Information included in this section as of and for the fiscal year ended December 31, 2002 and 2003 include the effects of inflation accounting through February 28, 2003. See “Presentation of Financial Information”.
     High rates of inflation affect the comparability of financial performance on a period-to-period basis. Although inflation accounting improves the comparability of the financial information, it does not eliminate or correct many of the distortions created by inflation that will affect period-to-period comparisons of financial information.
Average Balance Sheet and Income from Interest-Earning Assets and Expenses from Interest-Bearing Liabilities
     The average balances of interest-earning assets and interest-bearing liabilities, including the related interest receivable and payable, are calculated on a daily basis for Banco Galicia, Galicia Uruguay and Tarjetas Regionales S.A. on a consolidated basis. The average balances of interest-earning assets and interest bearing liabilities are calculated on a monthly basis for Grupo Financiero Galicia and its other non-banking subsidiaries.
     Average balances have been separated between those denominated in pesos and those denominated in dollars. The nominal interest rate is the amount of interest earned or paid during the period divided by the related average balance.
     Net gains/losses on government securities and related differences in market quotations are included in interest earned. We manage our trading activities in government securities as an integral part of our business. We do not distinguish between interest income and market gains or losses on its government securities portfolio. The non-accrual loans balance is included in the average loan balance calculation.
     The following table shows our consolidated average balances, interest earned or paid and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2006.

	Fiscal Year Ended December 31, 2006 (*)
	Pesos					Dollars					Total
			Interest		Average			Interest		Average			Interest		Average
	Average		Earned/		Yield/	Average		Earned/		Yield/	Average		Earned/		Yield/
	Balance		Paid		Rate	Balance		Paid		Rate	Balance		Paid		Rate
	(in millions of pesos, except rates)
Assets
Government Securities	Ps.	3,501.5	Ps.	252.5	7.21	Ps.	1,174.3	Ps.	60.0	5.11	Ps.	4,675.8	Ps.	312.5	6.68
Loans
Private Sector		5,148.2		754.0	14.65		1,333.3		75.1	5.63		6,481.5		829.1	12.79
Public Sector		4,369.5		496.3	11.36		—		—	—		4,369.5		496.3	11.36

Total Loans		9,517.7		1,250.3	13.14		1,333.3		75.1	5.63		10,851.0		1,325.4	12.21

Other(1)		1,778.4		125.5	7.06		4,447.4		158.8	3.57		6,225.8		284.3	4.57

Total Interest-Earning Assets		14,797.6		1,628.3	11.00%		6,955.0		293.9	4.23%		21,752.6		1,922.2	8.84%

Cash and Gold		432.7		—	—		210.0		—	—		642.7		—	—
Equity in Other Companies		561.1		—	—		44.2		—	—		605.3		—	—
Other Assets		1,970.2		—	—		80.8		—	—		2,051.0		—	—
Allowances		(348.8)		—	—		(88.3)		—	—		(437.1)		—	—

Total Assets	Ps.	17,412.8		—	—	Ps.	7,201.7		—	—	Ps.	24,614.5		—	—

	Fiscal Year Ended December 31, 2006 (*)
	Pesos				Dollars				Total
			Interest	Average			Interest	Average			Interest	Average
	Average		Earned/	Yield/	Average		Earned/	Yield/	Average		Earned/	Yield/
	Balance		Paid	Rate	Balance		Paid	Rate	Balance		Paid	Rate
	(in millions of pesos, except rates)
Liabilities and Equity
Deposits
Current Accounts		536.8	21.0	3.91		122.0	—	—		658.8	21.0	3.19
Saving Accounts		1,283.0	4.4	0.34		506.3	—	—		1,789.3	4.4	0.25
Time Deposits		4,556.3	405.8	8.91		741.6	9.6	1.29		5,297.9	415.4	7.84

Total Interest-Bearing Deposits		6,376.1	431.2	6.76		1,369.9	9.6	0.70		7,746.0	440.8	5.69

Argentine Central Bank		6,083.0	769.5	12.65		0.1	—	—		6,083.1	769.5	12.65
Other Financial Entities		265.9	35.1	13.20		172.9	11.3	6.54		438.8	46.4	10.57
Debt Securities		170.7	24.4	14.29		3,261.7	270.5	8.29		3,432.4	294.9	8.59
Other		108.8	12.2	11.21		1,084.9	96.2	8.87		1,193.7	108.4	9.08

Total Interest-Bearing Liabilities		13,004.5	1,272.4	9.78		5,889.5	387.6	6.58		18,894.0	1,660.0	8.79

Demand deposits		1,735.8	—	—		20.6	—	—		1,756.4	—	—
Other Liabilities		1,651.9	—	—		518.8	—	—		2,170.7	—	—
Minority Interests		144.1	—	—		—	—	—		144.1	—	—
Shareholders’ Equity		1,649.3	—	—		—	—	—		1,649.3	—	—

Total Liabilities and Equity	Ps.	18,185.6	—	—	Ps.	6,428.9	—	—	Ps.	24,614.5	—	—

Spread and Net Yield
Interest Rate Spread				1.22%				(2.35)%				0.05%
Cost of Funds Supporting Interest-Earning Assets				8.60				5.57				7.63
Net Yield on Interest-Earning Assets				2.41				(1.35)				1.21

(*)	Rates include the CER adjustment.

(1)	Includes the amounts corresponding to the Hedge Bond to be received, among others.
     The following table shows our consolidated average balances, interest earned or paid and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2005.

	Fiscal Year Ended December 31, 2005 (*)
	Pesos					Dollars					Total
			Interest		Average			Interest		Average			Interest		Average
	Average		Earned/		Yield/	Average		Earned/		Yield/	Average		Earned/		Yield/
	Balance		Paid		Rate	Balance		Paid		Rate	Balance		Paid		Rate
	(in millions of pesos, except rates)
Assets
Government Securities	Ps.	4,945.8	Ps.	660.9	13.36	Ps.	801.9	Ps.	16.4	2.05	Ps.	5,747.7	Ps.	677.3	11.78
Loans
Private Sector		3,917.2		610.3	15.58		989.9		39.6	4.00		4,907.1		649.9	13.24
Public Sector		4,839.8		714.9	14.77		—		—	—		4,839.8		714.9	14.77

Total Loans		8,757.0		1,325.2	15.13		989.9		39.6	4.00		9,746.9		1,364.8	14.00

Other(1)		1,584.4		134.6	8.50		4,765.2		138.7	2.91		6,349.6		273.3	4.30

Total Interest-Earning Assets		15,287.2		2,120.7	13.87%		6,557.0		194.7	2.97%		21,844.2		2,315.4	10.60%

Cash and Gold		357.1		—	—		184.2		—	—		541.3		—	—
Equity in Other Companies		446.7		—	—		43.5		—	—		490.2		—	—
Other Assets		1,901.2		—	—		89.3		—	—		1,990.5		—	—
Allowances		(555.7)		—	—		(72.4)		—	—		(628.1)		—	—

Total Assets	Ps.	17,436.5		—	—	Ps.	6,801.6		—	—	Ps.	24,238.1		—	—

Liabilities and Equity
Deposits
Current Accounts		536.8		15.3	2.85		78.2		—	—		615.0		15.3	2.49
Saving Accounts		1,023.9		4.7	0.46		364.1		—	—		1,388.0		4.7	0.34
Time Deposits		3,351.3		238.9	7.13		767.8		7.9	1.03		4,119.1		246.8	5.99

Total Interest-Bearing Deposits		4,912.0		258.9	5.27		1,210.1		7.9	0.65		6,122.1		266.8	4.36

	Fiscal Year Ended December 31, 2005 (*)
	Pesos				Dollars				Total
			Interest	Average			Interest	Average			Interest	Average
	Average		Earned/	Yield/	Average		Earned/	Yield/	Average		Earned/	Yield/
	Balance		Paid	Rate	Balance		Paid	Rate	Balance		Paid	Rate
	(in millions of pesos, except rates)
Argentine Central Bank		8,341.3	1,177.2	14.11		0.3	—	—		8,341.6	1,177.2	14.11
Other Financial Entities		206.6	36.8	17.81		152.0	9.8	6.45		358.6	46.6	12.99
Debt Securities		101.3	9.7	9.58		3,427.3	224.4	6.55		3,528.6	234.1	6.63
Other		41.2	6.4	15.53		1,045.7	65.0	6.22		1,086.9	71.4	6.57

Total Interest-Bearing Liabilities		13,602.4	1,489.0	10.95		5,835.4	307.1	5.26		19,437.8	1,796.1	9.24

Demand deposits		1,414.3	—	—		20.8	—	—		1,435.1	—	—
Other Liabilities		1,358.0	—	—		310.0	—	—		1,668.0	—	—
Minority Interests		127.9	—	—		—	—	—		127.9	—	—
Shareholders’ Equity		1,569.3	—	—		—	—	—		1,569.3	—	—

Total Liabilities and Equity	Ps.	18,071.9	—	—	Ps.	6,166.2	—	—	Ps.	24,238.1	—	—

Spread and Net Yield
Interest Rate Spread				2.92%				(2.29)%				1.36%
Cost of Funds Supporting Interest-Earning Assets				9.74				4.68				8.22
Net Yield on Interest-Earning Assets				4.13				(1.71)				2.38

(*)	Rates include the CER adjustment.

(1)	Includes the amounts corresponding to the Compensatory Bond and the Hedge Bond to be received, among others.
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
Changes in Net Interest Income—Volume and Rate Analysis
     The following table allocates, by currency, changes in our consolidated interest income and interest expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for (i) the fiscal year ended December 31, 2006 compared with the fiscal year ended December 31, 2005; and (ii) the fiscal year ended December 31, 2005, compared with the fiscal year ended December 31, 2004. Differences related to rate or volume are allocated proportionally to the rate variance and the volume variance, respectively.

	Fiscal Year 2006/ Fiscal Year 2005,			Fiscal Year 2005/ Fiscal Year 2004,
	Increase (Decrease) due to changes in			Increase (Decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of pesos)
Interest Earning Assets
Government Securities
Pesos	(158.5)	(249.9)	(408.4)	428.5	153.9	582.4
Dollars	10.3	33.3	43.6	30.3	73.9	104.2

Total	(148.2)	(216.6)	(364.8)	458.8	227.8	686.6
Loans
Private Sector
Pesos	177.6	(33.9)	143.7	109.4	10.0	119.4
Dollars	16.3	19.2	35.5	4.8	(9.3)	(4.5)

Total	193.9	(14.7)	179.2	114.2	0.7	114.9
Public Sector
Pesos	(64.7)	(153.9)	(218.6)	(88.7)	239.0	150.3
Dollars	—	—	—	—	—	—

Total	(64.7)	(153.9)	(218.6)	(88.7)	239.0	150.3
Other
Pesos	23.7	(32.8)	(9.1)	14.5	27.6	42.1
Dollars	(8.4)	28.5	20.1	(2.9)	68.3	65.4

Total	15.3	(4.3)	11.0	11.6	95.9	107.5
Total Interest-Earning Assets
Pesos	(21.9)	(470.5)	(492.4)	463.7	430.5	894.2
Dollars	18.2	81.0	99.2	32.2	132.9	165.1

Total	(3.7)	(389.5)	(393.2)	495.9	563.4	1,059.3

Interest Bearing Liabilities
Demand Account
Pesos	—	5.7	5.7	3.1	7.4	10.5
Dollars	—	—	—	—	—	—

Total	—	5.7	5.7	3.1	7.4	10.5
Saving Account
Pesos	1.0	(1.3)	(0.3)	1.0	(0.5)	0.5
Dollars	—	—	—	—	—	—

Total	1.0	(1.3)	(0.3)	1.0	(0.5)	0.5
Time Deposits
Pesos	98.5	68.4	166.9	71.0	51.6	122.6
Dollars	(0.3)	2.0	1.7	(4.5)	(5.8)	(10.3)

Total	98.2	70.4	168.6	66.5	45.8	112.3
With the Argentine Central Bank
Pesos	(294.8)	(112.9)	(407.7)	15.3	463.0	478.3

	Fiscal Year 2006/ Fiscal Year 2005,			Fiscal Year 2005/ Fiscal Year 2004,
	Increase (Decrease) due to changes in			Increase (Decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of pesos)
Dollars	—	—	—	—	—	—

Total	(294.8)	(112.9)	(407.7)	15.3	463.0	478.3
With Other Financial Entities
Pesos	9.1	(10.8)	(1.7)	17.4	(28.5)	(11.1)
Dollars	1.4	0.1	1.5	(45.2)	(11.8)	(57.0)

Total	10.5	(10.7)	(0.2)	(27.8)	(40.3)	(68.1)
Negotiable Obligations
Pesos	8.5	6.2	14.7	2.5	7.2	9.7
Dollars	(10.2)	56.3	46.1	2.3	194.5	196.8

Total	(1.7)	62.5	60.8	4.8	201.7	206.5
Other liabilities
Pesos	7.0	(1.2)	5.8	2.5	(4.0)	(1.5)
Dollars	2.5	28.7	31.2	(1.3)	13.8	12.5

Total	9.5	27.5	37.0	1.2	9.8	11.0
Total Interest Bearing Liabilities
Pesos	(170.7)	(45.9)	(216.6)	112.8	496.2	609.0
Dollars	(6.6)	87.1	80.5	(48.7)	190.7	142.0
Total	(177.3)	41.2	(136.1)	64.1	686.9	751.0

Interest-Earning Assets—Net Yield on Interest-Earning Assets
     The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest earned, and illustrates the net yields and spreads obtained, for each of the periods indicated.

	Fiscal Year Ended December 31,
	2006		2005		2004
	(in millions of pesos)
Total Average Interest-Earning Assets
Pesos	Ps.	14,797.6	Ps.	15,287.2	Ps.	12,843.1
Dollars		6,955.0		6,557.0		7,892.3

Total		21,752.6		21,844.2		20,735.4

Net Interest Earned (1)
Pesos		355.9		631.7		346.5
Dollars		(93.7)		(112.4)		(135.5)

Total		262.2		519.3		211.0

Net Yield on Interest-Earning Assets (2)(%)
Pesos		2.41		4.13		2.70
Dollars		(1.35)		(1.71)		(1.72)

Weighted-Average Yield		1.21		2.38		1.02

Interest Spread, Nominal Basis (3) (%)
Pesos		1.22		2.92		2.09
Dollars		(2.35)		(2.29)		(2.16)

Weighted-Average Yield		0.05		1.36		0.35

Credit Related Fees Included in Net Interest Earned
Pesos		26.4		26.4		20.7
Dollars		—		—		—

Total		26.4		26.4		20.7

(1)	Net interest earned corresponds to our net financial income plus:

- Credit related fees (included in “Income from Services — In Relation to Lending Transactions” in the Income Statement)

- Contributions to the deposit insurance system, and contributions and taxes on financial income included in the income statement line “Financial Expenses - Other,” minus:

- Net income from corporate securities included under “Financial Income/Expenses- Interest Income and Holdings Gains/Losses from Government and Corporate Securities,” in the income statement, and

- Differences in quotation of gold and foreign currency and premiums on foreign currency transactions, included in “Financial Income/Expenses – Other,” in the income statement.

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

	As of December 31,
	2006		2005
	(in millions of pesos)
Government Securities
Pesos
Trading	Ps.	0.1	Ps.	14.6
Issued by the Argentine Central Bank		119.5		704.5
Without Quotation		433.5		4,591.1

Total Government Securities in Pesos	Ps.	553.1	Ps.	5,310.2

Dollars
Trading		26.4		6.3
Investment		2,608.8		650.9

Total Government Securities in Dollars	Ps.	2,635.2	Ps.	657.2

Total Government Securities	Ps.	3,188.3	Ps.	5,967.4

Total Government and Corporate Equity Securities.	Ps.	3,188.3	Ps.	5,967.4

Corporate Debt Securities
Pesos		—		3.9
Dollars		0.3		0.5

Total Corporate Debt Securities	Ps.	0.3	Ps.	4.4

Total Government and Corporate Securities	Ps.	3,188.6	Ps.	5,971.8

     As of December 31, 2006, our portfolio of government securities was mainly comprised of:
     (i) Under “Dollars–Investment”, the holdings of Boden 2012 Bonds corresponding to the 90.8% of the Hedge Bond (face value US$ 1,155.0 million) credited to the Bank on December 1, 2006. At the end of the previous fiscal year, the total amount of the Hedge Bond (face value US$ 1,271.7 million) was recorded under the item “Other Receivables Resulting from Financial Brokerage – In Foreign Currency – Bonds to be Received from the Government”. All of the total holdings of Boden 2012 Bonds as well as the balances to be received were carried at their face value adjusted by contractual terms (the “technical value”), in accordance with Argentine Central Bank valuation regulations (See “––Valuation”).
     (ii) Under “Pesos–Without Quotation”:
–	Bogar Bonds for Ps.196.7 million, granted as collateral for the advance from the Argentine Central Bank for the acquisition of the remaining Hedge Bond. As of December 31, 2006, these bonds were recorded at their technical value, which is the value accepted by the regulations of the Argentine Central Bank for assets granted as collateral for such advance.

–	Bogar Bonds for Ps.169.8 million, recorded at present value as established by Communiqué “A” 3911 and complementary rules,

–	Bogar Bonds for Ps.60.3 million, corresponding to an unsettled forward sale of such bonds recorded at market value; and

–	Discount Bonds in Pesos and GDP-Linked Units for Ps.4.9 million. Through Communiqué “A” 4270, the Argentine Central Bank allowed these securities, resulting from the debt exchange offered to restructure the defaulted sovereign foreign debt, to be recorded at the lowest of (a) the carrying value of the tendered securities in accordance with the prevailing valuation rules (Communiqué “A” 4084 item 1 v) and item 5, and complementary rules); and (b) the total future nominal cash payments up to maturity specified by the terms and conditions of said securities. The Bank’s holdings of Discount Bonds in Pesos and GDP-Linked Units were recorded as per the first value. This valuation will be reduced in the amount of the perceived service payments and accrued interest will not be recognized.

     (iii) Under “Pesos–Securities Issued by the Argentine Central Bank”, Lebac for Ps.17.7 million and Nobac for Ps.101.8 million corresponding to the Bank’s own portfolio. Like the securities held for trading, the securities issued by the Argentine Central Bank are recorded at their market value.
     (iv) Under “Dollars–Trading”, mainly Boden 2012 Bonds.
     The decrease of the Bogar Bonds portfolio during 2006 to Ps.426.9 million from Ps..3,823.3 million as of the end of fiscal year 2005 was due to sales of such instruments, the proceeds of which were applied to the settlement of the financial assistance from the Argentine Central Bank during 2006 and to the use of said bonds in the partial settlement of the advance from the Argentine Central Bank for the acquisition of the Hedge Bond.
     All of these securities, except for the Lebac and Nobac, were issued by the Government.
Government Securities — Net Position
     The following table shows our net position in government and corporate securities at the balance sheet date, and the breakdown of the portfolio in accordance with the Argentine Central Bank classification system and by the securities’ currency of denomination. The net position is defined as holdings plus forward purchases and spot purchases pending settlement, minus forward sales and spot sales pending settlement. As of December 31, 2006, our position in government securities amounted to Ps.4,832.6 million, and the difference between our holdings of government securities and our net position was mainly due to forward purchases of Boden 2012 Bonds and Discount Bonds in connection with repurchase agreements, for Ps.974.0 million and Ps.714.1 million, respectively, and to forward sales of Bogar Bonds pending settlement for Ps.60.3 million.

	As of December 31, 2006
				Spot	Spot
		Forward	Forward	purchases	sales	Net
In millions of pesos	Holdings	Purchases	Sales	to be settled	to be settled	Position
Government Securities
Held for investment purposes
Dollar	2,608.8	974.0	—	—	—	3,582.8
Other	—	—	—	—	—	1.0	(1)
Held for trading purposes
Pesos	0.1	—	—	0.1	—	0.2
Dollar	26.4	—	—	0.2	15.6	11.0
Securities without Quotation
Pesos	433.5	714.1	—	—	60.3	1,087.3
Instruments issued by the Argentine Central Bank
Pesos	119.5	—	—	—	—	119.5
Other	—	—	—	—	—	30.8	(1)

Total Government Securities	3,188.3	1,688.1	—	0.3	75.9	4,832.6

Corporate Equity Securities (Quoted)	0.3	—	—	—	—	0.3

Total Government and Corporate Securities	3,188.6	1,688.1	—	0.3	75.9	4,832.9

(1)	Delivered as collateral.
     As of December 31, 2006 and based on quoted market prices:
–	The total amount of Boden 2012 Bonds (net position in Boden 2012 Bonds including the Boden 2012 Bonds to be acquired), was Ps.3,984.2 million (face value US$ 1,638.2 million). This total comprises, holdings of Boden 2012 Bonds recorded as government securities held for investment purposes, for Ps.2,608.8 million (face value US$ 1,107.8 million), Boden 2012 Bonds held for investment purposes, but sold under repurchase agreements, for Ps.974.0 million (face value US$ 413.6 million), and Boden 2012 Bonds to be acquired corresponding to the Hedge Bond, for Ps.401.4 million (face value US$ 116.8 million), recorded under “Other Receivables Resulting from Financial Intermediation”. The market value of our position in Boden 2012 Bonds (face value US$ 1,638.2 million) was Ps.3,781.9 million. Of this amount, Ps.3,395.0 million corresponded to the received Compensatory Bond

(including interest accrued) and the difference corresponded to the Hedge Bond to be acquired, which amount includes the amortization and interest coupons accrued and not perceived.

–	The market value of our position in Bogar Bonds was Ps.337.3 million.

–	Our holdings of Lebac and Nobac were marked to market.

–	The market value of our position in Discount Bonds in pesos (and GDP-Linked Units) was Ps.479.7 million.
Valuation
     In accordance with Argentine Central Bank rules, quoted government securities held-for-trading purposes are carried at their Argentine closing market quotation less estimated selling costs.
     In accordance with such rules, quoted government securities in investment accounts are valued at their acquisition cost increased by accruing their internal rate of return over the period elapsed since the date of inclusion of the securities in the investment account category. In addition, the carrying value of investment-account securities must be reduced at each month end for the positive difference between their book value and their market value increased by 20%.
     The securities received by financial institutions as compensation for the effects of the asymmetric pesification established by Decrees No. 905/02 and complementary rules, in the Bank’s case, Boden 2012 Bonds, are carried at their technical value, in accordance with Argentine Central Bank Communiqué “A” 3785 issued on October 29, 2002. The reduction mentioned in the preceding paragraph is not applicable for these bonds. However, the Argentine Central Bank restricts the distribution of cash dividends by establishing, among other things, that banks must adjust their earnings to be distributed as cash dividends by the difference between the market value and the carrying value of these bonds.
     Argentine Central Bank Communiqué “A” 3857, dated January 7, 2003, established that financial institutions could record as investments, only those securities incorporated in their balance sheets through December 31, 2002. After that date, the value of any securities (except the Compensatory Bond and the Hedge Bond received and to be received according to applicable compensation rules or other compensation to be received) incorporated into a bank’s position is required to be marked-to-market.
     In accordance with Argentine Central Bank accounting rules, the Bank recorded the Boden 2012 Bonds already received and those pending receipt, at 100% of their technical value. As of December 31, 2006, the Boden 2012 Bonds were trading at approximately 95% of such value.
     By means of Communiqué “A” 3911, dated March 28, 2003, the Argentine Central Bank established a new method for the valuation of public sector assets. This rule applies to Secured Loans, secured promissory notes or bonds (Bogar Bonds) issued by the FFDP, other loans to the non-financial public sector, and government securities without quotation, except for, among others, government securities accounted in investment accounts, securities issued by the Argentine Central Bank (Lebac and others) and the government securities received or pending receipt as compensation for government policy measures.
     According to Argentine Central Bank’s Communiqué “A” 3911, beginning with the financial statements for March 2003, assets within the scope of such Communiqué had to be valued at the lowest of their technical value and their present value. In order to determine the present value, the Argentine Central Bank established a discount rate that increased gradually over time. Its initial value was 3.0% per annum, to be applied until December 2003, thereafter increasing gradually (every six months or annually) in accordance with a pre-determined schedule. The difference between the lowest of the present value and the technical value, and the book value must be reflected in an asset regularizing account, in case of a positive difference, or be charged to income in case the difference is negative.
     Subsequently, Communiqué “A” 4084, dated January 30, 2004, introduced certain changes to the provisions set forth by Communiqué “A” 3911, principally:

     (i) it excluded from valuation at present value those public-sector assets granted as collateral for advances from the Argentine Central Bank to acquire Boden Bonds (both for banks’ customers and held by banks) set forth in sections 10, 11 and 12 of Decree No.905/02. These assets may be recorded at the value determined by the Argentine Central Bank for their use as collateral; and
     (ii) it established the valuation method for past-due and unpaid public-sector assets. In this case, in order to calculate the present value thereof, the cash flow of the Bogar Bonds must be used, except if these assets are applied to the payment of taxes.
     By means of Communiqué “A” 4163, published on July 2, 2004, the Argentine Central Bank modified the schedule of discount rates applicable to determine the present value of the cash flows of public-sector assets. The applicable discount rates are shown in the following table:

	January	February	March	April	May	June	July	August	Sept.	October	Nov.	Dec.

2003			3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00

2004	3.25	3.25	3.25	3.25	3.25	3.25	3.29	3.33	3.37	3.41	3.46	3.50

2005	3.54	3.58	3.62	3.66	3.71	3.75	3.79	3.83	3.87	3.91	3.96	4.00
2006	4.08	4.15	4.23	4.31	4.39	4.47	4.56	4.64	4.73	4.82	4.91	5.00
2007	5% + 0.04xTMC	5% + 0.08xTMC	5% + 0.13xTMC	5% + 0.17xTMC	5% + 0.21xTMC	5% + 0.25xTMC	5% + 0.29xTMC	5% + 0.33xTMC	5% + 0.38xTMC	5% + 0.42xTMC	5% + 0.46xTMC	5% + 0.50xTMC
2008	5% + 0.58xTMC	5% + 0.66xTMC	5% + 0.75xTMC	5% + 0.83xTMC	5% + 0.92xTMC	TM (as from June 2008)

Where:

TM = average market rate informed by the Argentine Central Bank based on the internal rates of return of government securities with similar ”modified duration.”

TMC = average market rate corrected = TM – 5%.
     By means of Communiqué “A” 4414, dated September 8, 2005, among others, the Argentine Central Bank modified the valuation criteria of government and corporate securities without quotation, effective for information as of August 2005. The securities without quotation within the scope of such Communiqué (Argentine Central Bank bills and notes, subordinated and non-subordinated negotiable obligations and financial trust securities) must be carried at cost plus their internal rate of return, at period-end.
     We also own, manage and trade a portfolio of quoted corporate debt and equity securities. These securities are considered as held for trading and, therefore, are carried at market value.
Remaining Maturity and Weighted-Average Yield
     The following table analyzes the remaining maturity and weighted-average yield of our holdings of investment and trading government and corporate securities as of December 31, 2006. Our government securities portfolio yields does not contain any tax equivalency adjustments.

Maturity Yield
						Maturing after 1
	Maturing					Year but within 5			Maturing after 5 Years			Maturing
	within 1 Year					Years			but within 10 Years			after 10 Years
	Total Book		Book			Book			Book			Book
	Value		Value		Yield (1)	Value		Yield (1)	Value		Yield (1)	Value		Yield (1)
	(in millions of pesos)
Government Securities
Held for Trading and Brokerage
Purposes (carried at market value)
Pesos		0.1		—	3.4%		0.1	5.9%		—	7.4%		—	—
Dollars		26.4		4.4	7.6%		17.6	7.6%		4.4	7.6%		—	—
Held for Investment (carried at amortized cost)
Dollars		2,608.8		434.8	7.6%		1,739.2	7.6%		434.8	7.6%		—	—
Instrument Issued by Argentine Central Bank
Pesos		119.5		92.8	12.1%		26.7	12.3%		—	—		—	—
Securities Without Quotation
Pesos		433.5		22.6	5.0%		110.9	5.0%		229.9	5.0%		70.1	5.0%

Total Government Securities		3,188.3		554.6	8.2%		1,894.5	7.5%		669.1	6.7%		70.1	—

Corporate Debt Securities		0.3		—	—		—	—		—	—		0.3	10.4%

Total Portfolio	Ps.	3,188.6	Ps.	554.6	8.2%	Ps.	1,894.5	7.5%	Ps.	669.1	6.7%	Ps.	70.4	0.1%

(1)	Effective yield based on December 31, 2006 quoted market values.
Loan Portfolio
The following table analyzes Banco Galicia’s loan portfolio by type of loan and total loans with guarantees. Total loans reflect the Bank’s loan portfolio including past due principal amounts.

	As of December 31,
	2006		2005		2004		2003		2002
							(in millions of
							February 28,
							2003, constant
	(in millions of pesos )						pesos)
Principal and Interest
Non-Financial Public Sector	Ps.	2,690.6	Ps.	5,187.5	Ps.	4,513.7	Ps.	4,277.7	Ps.	7,634.7
Local Financial Sector		311.6		128.2		150.5		194.7		134.8
Non-Financial Private Sector and Residents Abroad (1)
Advances		346.3		223.6		199.8		219.1		227.0
Notes		2,143.7		1,836.9		1,099.2		1,280.1		1,544.3
Mortgage Loans		688.0		503.4		623.9		719.6		864.0
Pledge Loans		67.1		121.1		92.9		54.6		191.5
Personal Loans		563.2		258.0		58.2		55.2		120.0
Credit-Card Loans		2,458.6		1,732.1		1,105.4		818.8		585.0
Placements in Correspondent Banks		608.0		212.9		379.2		172.4		158.3
Other Loans		794.8		599.8		393.9		325.7		251.4
Accrued Interest, Adjustment and Quotation Differences Receivable		155.0		146.8		414.4		523.1		608.5
Documented Interest		(33.7)		(14.7)		(5.3)		(2.5)		(10.8)

Total Non-Financial Private-Sector and Residents Abroad	Ps.	7,791.0	Ps.	5,619.9	Ps.	4,361.6	Ps.	4,166.1	Ps.	4,539.2

Total Gross Loans	Ps.	10,793.2	Ps.	10,935.6	Ps.	9,025.8	Ps.	8,638.5	Ps.	12,308.7

Allowance for Loan Losses		(327.0)		(427.9)		(632.6)		(1,177.3)		(1,681.8)

	As of December 31,
	2006		2005		2004		2003		2002
							(in millions of
							February 28,
							2003, constant
	(in millions of pesos )						pesos)
Total Loans	Ps.	10,466.2	Ps.	10,507.7	Ps.	8,393.2	Ps.	7,461.2	Ps.	10,626.9

Loans with Guarantees
With Preferred Guarantees (2) (3)	Ps.	1,076.2	Ps.	838.5	Ps.	1,190.0	Ps.	1,228.8	Ps.	9,280.5
Other Guarantees (3)		4,103.6		6,317.3		5,235.8		5,163.0		523.0

Total Loans with Guarantees	Ps.	5,179.8	Ps.	7,155.8	Ps.	6,425.8	Ps.	6,391.8	Ps.	9,803.5

(1)	Categories of above loans include:

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

- Placements in correspondent banks: short-term loans to banks abroad.

- Other loans: loans not included in other categories.

- Documented interest-discount on notes and bills.

(2)	Preferred guarantees include mortgages on real estate property or pledges on movable property, such as cars or machinery, where the Bank has the priority right, endorsements of the Federal Office of the Secretary of Finance, pledges of Government securities, or gold or cash collateral.

(3)	Pursuant to Argentine Central Bank Communiqué A 3918, beginning in April 2003, tax revenues shared by the Government and the provinces ceased to be considered Preferred Guarantees.
     As of December 31, 2006, the Bank’s loan portfolio before the allowance for loan losses totaled Ps.10,793.2 million, with a 1.3% decrease with respect to the end of the previous year, as a consequence of a substantial decrease in the public-sector loan portfolio, which was practically offset by the strong growth of the private-sector loan portfolio. The substantial decrease in the Bank’s loans to the public sector was mainly due to the sale of Secured Loans (which decreased from to Ps.2,690.6 million at the end of fiscal year 2006 from Ps.5,187.5 million as of December 31, 2005), the proceeds of which were used to settle financial assistance from the Argentine Central Bank.
     As of December 31, 2006, loans to the financial sector included Ps.107.4 million of loans to the public financial sector.
     As of December 31, 2006, loans to the non-financial private sector before the allowance for loan losses amounted to Ps.7,995.2 million, up 41.7% from the Ps.5,642.2 million recorded as of the close of the previous fiscal year, and a 74.1% share of the total portfolio compared with 51.6% for the prior year. Loans to businesses and individuals increased from 49.4% of the total portfolio at the close of the prior year to 66.5% as of December 31, 2006. Except for pledge loans, all types of loans experienced growth in fiscal year 2006. Short-term lending to individuals, through credit-card lending and personal loans, recorded very high growth rates, with credit-card loans having recorded the greatest increase in absolute terms. This line includes the loan portfolio of the regional-credit card companies. Loans instrumented as notes purchased also increased significantly, mainly representing short-term loans to businesses. In fiscal year 2006, the balance of mortgage loans increased for the first time since the 2001-2002 crisis. The increase of loans to correspondent banks in 2006 represented a temporary increase in the Bank’s liquidity to face the payments made in 2007 on Argentine Central Bank liabilities.
     As of December 31, 2005, the Bank’s loan portfolio before the allowance for loan losses totaled Ps.10,935.6 million, 21.2% higher than the Ps.9,025.8 million of 2004 –the first year of growth since the crisis– and 26.6% higher than the Ps.8,638.5 million recorded in 2003.

     The increase in the non-financial public-sector loan portfolio during 2004 and 2005 was due to the CER adjustment of principal. The decrease in this portfolio in fiscal year 2003 as compared to December 31, 2002. was due to the reclassification of the Bogar Bonds as “Government Securities”.
     Personal loans, credit-card loans, as well as certain amounts of advances, notes, mortgage loans and pledge loans are extended to individuals. Loans to individuals comprise both consumer loans and commercial loans extended to individuals with a commercial activity.
Loans by Type of Borrower
     The following table shows the breakdown of Banco Galicia’s total loan portfolio, by type of borrower at December 31, 2006, 2005 and 2004.

	As of December 31,
	2006			2005			2004
	Amount		% of Total	Amount		% of Total	Amount		% of Total
	(in millions of pesos )
Corporate	Ps.	1,534.7	14.22%	Ps.	1,412.9	12.92%	Ps.	1,271.9	14.09%
Middle-Market Companies		2,521.9	23.37		1,899.9	17.37		1,195.2	13.24

Commercial Loans		4,056.6	37.59		3,312.8	30.29		2,467.1	27.33

Individuals		3,120.6	28.91		2,091.6	19.13		1,512.6	16.76
Financial Sector (1)		925.4	8.57		343.7	3.14		532.4	5.90
Non-Financial Public Sector		2,690.6	24.93		5,187.5	47.44		4,513.7	50.01
Other Loans		—	—		—	—		—	—

Total (2)	Ps.	10,793.2	100.00%	Ps.	10,935.6	100.00%	Ps.	9,025.8	100.00%

(1)	Includes local and international financial sector. Financial Sector loans are primarily composed of interbank loans (call money loans), overnight deposit at international money center banks and loans to provincial banks.

(2)	Before the allowance for loan losses.
     During 2006, 2005 and 2004, the growth in loans to SMEs and individuals stands out.
Loans by Economic Activity
     The following table sets forth at the dates indicated an analysis of Banco Galicia’s loan portfolio according to the borrowers’ main economic activity. Figures include principal and interest.

	As of December 31,
	2006			2005			2004
			% of			% of			% of
	Amount		Total	Amount		Total	Amount		Total
	(in millions of pesos, except percentages)
Financial Sector (1)	Ps.	925.4	8.57%	Ps.	343.7	3.14%	Ps.	532.4	5.90%

Services
Non-Financial Public Sector		2,690.6	24.93		5,187.5	47.44		4,513.7	50.01
Comunic., Transportation Health and Others		517.2	4.79		409.7	3.75		339.0	3.76
Electricity, Gas, Water Supply and Sewage Services		234.8	2.18		154.2	1.41		134.3	1.49
Other Financial Services		35.7	0.33		83.5	0.76		46.9	0.52

Total		3,478.3	32.23		5,834.9	53.36		5,033.9	55.78

Primary Products
Agriculture and Livestock		971.8	9.00		768.3	7.02		518.6	5.75
Fishing, Forestry and Mining		29.8	0.28		11.9	0.11		69.3	0.77

Total		1001.6	9.28		780.2	7.13		587.9	6.52

Consumer		2,977.6	27.59		1,959.4	17.92		1,435.4	15.90

Retail Trade		524.1	4.86		435.8	3.99		287.7	3.19

	As of December 31,
	2006			2005			2004
			% of			% of			% of
	Amount		Total	Amount		Total	Amount		Total
	(in millions of pesos, except percentages)
Wholesale Trade		333.7	3.09		189.0	1.73		97.5	1.08

Construction		309.7	2.87		388.3	3.55		372.8	4.13

Manufacturing
Foodstuffs		406.1	3.76		386.0	3.53		233.9	2.59
Transportation Materials		100.2	0.93		68.3	0.62		41.2	0.46
Chemicals and Oil		177.4	1.64		24.8	0.23		124.6	1.38
Manufacturing Industries		545.7	5.06		492.0	4.50		229.7	2.54

Total		1229.4	11.39		971.1	8.88		629.4	6.97

Other Loans		13.4	0.12		33.2	0.30		48.8	0.53

Total (2)	Ps.	10,793.2	100.00%	Ps.	10,935.6	100.00%	Ps.	9,025.8	100.00%

(1)	Includes local and international financial sectors.

(2)	Before the allowance for loan losses.
     Loans identified as consumer loans are classified as consumer loans for purposes of the Argentine Central Bank classification and provisioning system. All of the other loans represent commercial loans. For a description of their treatment under Argentine Central Bank’s classification and provisioning system, see “—Argentine Central Bank’s Loan Classification and Loan Loss Provisions.”
     By sector of economic activity, while Services (including loans to the non-financial public sector) remains the most significant item as in prior years, in 2006, its share of the total loan portfolio shows a decrease with respect to the existing one at the close of the prior fiscal year while the other sectors of activity increased their participation. The Services sector share declined from 53.4% as of December 31, 2005 to 32.2% as of December 31, 2006.
     Regarding the remaining sectors, the most significant categories are: loans to consumers (27.6%), to the manufacturing industry (11.4%) and to the primary sector (9.3%). This last category mainly comprises loans to the agriculture and livestock sector.
Maturity Composition of the Loan Portfolio
     The following table sets forth an analysis by type of loan and time remaining to maturity of Banco Galicia’s loan portfolio before deducting the allowance for loan losses as of December 31, 2006.

			After 1		After 6				After 3
			Month but		Months but		After 1 Year		Years but				Total at
	Within 1		within 6		within 12		but within 3		within 5		After 5		December
	Month		Months		Months		Years		Years		Years		31, 2006
	(in millions of pesos)
Non-Financial Public Sector (1)		1.4		106.0		2.7		2,163.6		415.3		1.6		2,690.6

Financial Sector (1)		306.1		4.5		1.1		—		—		—		311.7

Private Sector and Residents Abroad		4,887.0		1,114.4		389.7		800.0		364.1		235.7		7,790.9

- Advances		246.2		97.2		2.6		0.4		—		—		346.4
- Promissory Notes		623.1		795.4		184.7		289.8		179.8		70.9		2,143.7
- Mortgage Loans		23.1		52.3		68.2		226.8		153.0		164.6		688.0
- Pledge Loans		3.6		10.0		12.1		35.9		5.5		—		67.1
- Personal Loans		34.3		147.1		120.0		238.9		22.9		—		563.2
- Credit-Card Loans		2,458.6		—		—		—		—		—		2,458.6
- Other Loans		1,377.4		12.4		2.1		8.2		2.9		0.2		1,403.2
- Accrued Interest and Quotation Differences Receivable (1)		155.0		—		—		—		—		—		155.0
- (Documented Interest)		(33.7)		—		—		—		—		—		(33.7)
- (Unallocated Colletions)		(0.6)		—		—		—		—		—		(0.6)

Allowance for Loan Losses (2)		(327.0)												(327.0)

Total Loans, Net	Ps.	4,867.5	Ps.	1,224.9	Ps.	393.5	Ps.	2,963.6	Ps.	779.4	Ps.	237.3	Ps.	10,466.2

(1)	Interest and the CER adjustment were assigned to the first month.

(2)	Allowances were assigned to the first month as well as past due loans and loans in judicial proceedings.

Interest Rate Sensitivity of Outstanding Loans as of December 31, 2006
     The following table presents the interest rate sensitivity of Banco Galicia’s outstanding loans as of December 31, 2006.

	(in millions of pesos)		As a % of Total Loans

Variable Rate (1)(2)
Pesos	Ps.	5,625.7	59.66%
Dollars		907.3	9.62

Total	Ps.	6,533.0	69.28%

Fixed Rate (2)(3)
Pesos	Ps.	1,966.7	20.86%
Dollars		929.4	9.86

Total	Ps.	2,896.1	30.72%

Past Due Loans
Pesos	Ps.	428.5	4.54%
Dollars		52.4	0.56

Total	Ps.	480.9	5.10%

(1)	Includes overdraft loans.

(2)	Includes past due loans and excludes interest receivable, differences in quotations and the CER adjustment.

(3)	Includes short-term and long-term loans whose rates are determined at the beginning of the loans’ life.
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
     Our credit approval and credit risk analysis is a centralized process based on the concept of “opposition of interests.” This is achieved through the existing separation between the credit and the origination functions both in the Bank’s retail and the wholesale business divisions, thus enabling us to achieve an ongoing and efficient control of asset quality, a proactive management of problem loans, aggressive write-offs of uncollectible loans, and an adequate loan loss provisioning. The process also includes credit-quality monitoring by borrower, as well as monitoring of problem loans and related losses. The process facilitates early detection of situations that could entail some degree of portfolio impairment and provides appropriate protection of the Bank’s assets.
     The Bank’s Credit Division is responsible for defining, subject to the approval of the Bank’s Board of Directors, our credit risk policies and procedures, for the continuous assessment of credit risk and for the development of credit assessment models applied to risk products. It is also responsible for loan approval, classification of the loan portfolio and recovery of past due loans.
     To perform its tasks, the Credit Division is made up of the Corporate Credit Department, in charge of approving, supervising, classifying and provisioning the commercial and financial institutions’ loan portfolio; the Corporate Recovery and Legal Proceedings Department, in charge of the follow-up and recovery of the past due commercial portfolio and consumer portfolio; and the Retail Credit Department, in charge of approving consumer loans as well as following up and recovering past due consumer loans.

     The Internal Audit Division is in charge of overseeing the classification of the loan portfolio, in accordance with the regulations established by the Argentine Central Bank.
Retail Credit
     In connection with consumer loans, the Bank assesses applications for different products such as credit card loans, cash advances in current accounts and secured and unsecured personal loans.
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
     In connection with credit approval, the Retail Credit Department is responsible for approving loans for amounts up to Ps.1.0 million. Loans exceeding such amount have to be approved by the Board of Directors Committee. This Department also defines and approves credit policies for the retail banking business, together with the originating sectors. The Retail Credit Department monitors the classification of the loan portfolio pursuant to the Argentine Central Bank regulations and the Bank’s internal policies. Accordingly to the rules in force, classification of the retail loan portfolio is based on the borrower’s performance.
     In connection with the recovery of past-due loans, the Retail Credit Department manages individual past-due loans from the early stages until the portfolio returns to a normal status or the recovery procedures are abandoned in the case of loans deemed uncollectible. Recovery procedures throughout Argentina are carried out either directly or through third parties.
     When a consumer loan is more than three days past due, recovery procedures are undertaken through the Collection Center (a specialized area of the Bank’s Customer Contact Center), or through letters or visits to the borrower. A follow-up system that performs automated telephone calls is also used for loans in early stages of delinquency. For a better coverage of the locations in the provinces, the Department also coordinates actions with the Bank’s branch network staff. When these procedures are exhausted, recovery of these loans is turned to collection agencies hired by the Bank to handle recovery through litigation or out-of-court proceedings; whereas court proceedings are the responsibility of the Judicial Proceedings sector, which reports to the Corporate Recovery and Legal Proceedings Department. The Retail Credit Department oversees the performance of these agencies.
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
Corporate Credit
     Prior to the approval of a loan, the Bank performs an evaluation of the corporate borrower and its financial status. For credits above certain amounts, the Bank carries out a standard analysis of each credit line and of each corporate borrower. For credits below certain amounts, automated risk evaluation systems that provide financial and non-financial information on the borrower are used.
     The Bank’s information systems provide both financial and non-financial data about customers. They can also perform automated risk evaluations and financial-statement projections and have the capacity to generate automatic warnings when certain situations are verified that may indicate an increase in risk.
     The Bank bases the risk assessment on the following factors:

Qualitative analysis	assessment of the quality of the corporate borrower performed by the line officer to which the account has been assigned on the basis of personal knowledge.
Economic and financial risk	quantitative analysis of the borrower’s financial statements.
Economic sector risk	measurement of the general risk of the sector in which the borrower operates (based on statistical information gathered from internal and external sources).
     The primary responsibility of the Corporate Credit Department is to approve loans to corporate customers with a credit limit not exceeding Ps.5.0 million. In such process, the primary objective is to maintain high credit-quality standards, in accordance with the Bank’s policies and procedures. The Department also classifies the performing and non-performing commercial portfolios, in accordance with the regulations set by the Argentine Central Bank and with the Bank’s own internal policies, and coordinates the Credit Division’s relations with the Argentine Central Bank, the independent auditors, and the rating agencies. Moreover, it reviews all those corporate customers whose total credit exceeds Ps.500,000 in accordance with a review schedule determined by the level of credit risk.
     The Corporate Recovery and Legal Proceedings Department is responsible for monitoring and controlling past-due commercial portfolios and for recovery of the entire commercial portfolio. It establishes procedures, acts proactively, and designs action plans on a case-by-case basis to recover any amounts that exceed the credit limits that are assigned to the different corporate customers. This Department also oversees recovery of problem loans in the corporate portfolio, managing them efficiently and working to regularize the status of those customers that are most attractive to the Bank. Finally, this Department manages court and out-of-court proceedings aimed at recovering commercial loans and court proceedings involving the consumer portfolio. This includes overseeing lawsuits carried out in various jurisdictions by outside law firms hired to handle these matters.
     The Corporate Banking and Middle-Market Banking Departments are responsible for the business relations with the Bank’s corporate customers as regards both the management of the various lines of business and credit origination.
     The Corporate Restructuring Department, which had been created in 2002 to restructure the debt of certain customers within the large corporations sector, was dissolved in 2004. This decision was taken upon the Bank’s restructuring during 2004 of a substantial portion of the portfolio managed by that Department.
     An officer of the Credit Division must approve all credit extensions. Approval of commercial credits is structured based on the credit limit assigned to each customer, as follows:
-	Up to Ps.3.0 million: credit granting is proposed by the line business officers and must be approved by officers of the Corporate Credit Department in accordance with pre-established credit authority levels.

-	Over Ps.3.0 million and up to Ps.5.0 million: credit granting proposals are jointly approved by the manager of the Credit Division and the manager of the business department to which the account belongs.

-	Over Ps.5.0 million: credit granting operations must be approved by the Board of Directors Committee, with the participation of: (i) one or more directors; (ii) the manager of the Credit Division; and (iii) the manager of the Wholesale Banking Division. The participation of the managers of the business departments depends on which of these departments manages the account subject to approval.
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
     In order to protect its assets, the Bank performs reviews of the collateral received in various opportunities during the duration of the loan, whether it is upon the initial granting of the loan, or due to the portfolio’s periodic reviews or with the updating of the credit margins.
Argentine Central Bank’s Loan Classification and Loan Loss Provisions
General
     Although the aggregate amount of credit operations conducted with companies, individuals or economic groups by the Bank, measured for each one of those customers, is limited by Argentine Central Bank rules pursuant to Communiqué “A” 2140 and subsequent rules, the Bank applies significantly stricter parameters of credit concentration.
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
     The current loan classification system is a bifurcated system, applying certain criteria to classify loans in a bank’s “consumer” portfolio, and another set of criteria to classify loans in its “commercial” portfolio. The classification system is independent of the currency in which the loan is denominated. The loan classification criteria applied to loans in the consumer portfolio are based on delinquency. For the purposes of the Argentine Central Bank, consumer loans are defined as residential mortgage loans, personal loans, pledge loans, credit-card loans and other types of installment credits to individuals. All other loans are considered as commercial loans. In addition, as permitted by the Argentine Central Bank, banks can classify as consumer loans all commercial loans that are for an amount less than Ps.500,000 (since May 1, 2005, through Communiqué “A” 4310 dated March 6, 2005, the Argentine Central Bank increased this amount from Ps.200,000 to Ps.500,000). Given that the Bank makes use of this option, it classifies commercial loans of up to Ps.500,000 based on the delinquency aging method.
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
     In applying the Argentine Central Bank’s classification to commercial loans, banks must assess the following factors: present and projected financial situation of the borrower, management and operating history and capability of the borrower’s internal information and control systems to provide accurate and timely financial information, as well as the general risk of the sector in which the borrower operates and the borrower’s relative position within that sector. In this analysis, special consideration must be given to the assessment of the customer’s exposure to currency risk.
     Argentine Central Bank rules establish that an evaluation team independent of banks’ loan origination sectors must carry out a periodic review of the commercial portfolio. The Bank’s Credit Division is in charge of these reviews, being independent of the business units that generate the operations.

     The review must be carried out on each borrower with outstanding credit equal to the lesser of the following amounts: Ps.1.0 million or 1% of a the Bank’s computable regulatory capital (“RPC” or “Adjusted Shareholders’ Equity”), but, in all cases, this amount shall at least cover 20% of the total loan portfolio. The frequency of the review of each borrower will depend of the Bank’s exposure to it.
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
     Only one level of discrepancy is permitted between the classification assigned by a bank assigns and the lowest classification assigned by at least two other banks whose combined credit to the borrower represents 40.0% or more of the total credit of the borrower considering all banks. If a bank’s classification differs by more than one level from the lowest of such classification, it must immediately downgrade its classification of the borrower to the same classification, or within one classification level. This mandatory reclassification was discontinued for commercial debtors (including those treated as consumer loans for the purposes of classification) pursuant to the provisions of the Argentine Central Bank’s Communiqué “A” 3918 for the period between March 31 and December 31, 2003. However, said mandatory reclassification started to be effective in 2004, pursuant to the provisions of Communiqué “A” 4070.
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
     With the purpose of facilitating customers access to credit after the 2001-2002 crisis, the Argentine Central Bank resolved, mainly through Communiqués “A” 4070 and “A” 4254, dated January 9, and December 2, 2004, respectively, to make some modifications that aimed at making the effects of said crisis neutral on customers’ classification. The most important modifications made were as follows:
-	the possibility to classify as normal, at the financial institutions’ option, those customers having reached a restructuring agreement, without repayment percentages being required, and having have enough cash flows to repay the new debt (this option was effective until June 2006).

-	the reduction in the requirements for loan amortization necessary to improve the customer’s classification.

-	the possibility to provide customers with new financial assistance and classify as normal customers classified in a non-accrual status in the financial system, thereby restricting this financing assistance to pre-established percentages according to the worst situation a customer registers in the financial system.
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

(i) classified as “normal,”

(ii) subject to the supervision of the Argentine Central Bank or other similar authority of the country of origin, and

(iii) classified as “investment grade” by any of the rating agencies admitted to the Argentine Central Bank pursuant to Communiqué “A” 2729.

(b) Consumer Portfolio

1. Normal Performance	Current Loans and Loans that are up to 31 days past due on principal and/or interest, including loans that are current.

2. Inadequate Performance	Debt payment is occasionally delinquent, with arrears from 32 to 90 days.

3. Deficient Performance	Debt is in arrears at least 91 days and up to 180 days.

4. Difficult Collection	Judicial proceedings demanding payment have been initiated against the borrower, or the borrower is delinquent

Loan Classification	Description
with arrears greater than 180 days and up to one year past due.

5. Uncollectible	Loans to insolvent or bankrupt borrowers, or borrowers subject to judicial proceedings, with little or no possibility of collection, or in arrears in excess of one year.

6. Uncollectible due to Technical Reasons	Loans to borrowers who fall within the conditions described above under Commercial Portfolio—Uncollectible due to Technical Reasons.
Loan Loss Provision Requirements
     Allocated Provisions
     The minimum loan loss provisions required by the Argentine Central Bank relate to the above loan classification. The rates vary by category and by whether the loans are secured or not. The percentages apply to the total obligations of the customer, considering both principal and interest. Groups of related companies are deemed to be a single customer, and the Bank’s total exposure to one customer must be classified in the highest risk category applicable to any part of such exposure. The allowance for loan losses on the performing portfolio is unallocated, while the allowances for the other categories are individually allocated. The regulations suspend accrual of interest or require allowances equivalent to 100% of interest for customers classified as “With Problems,” “Deficient Performance,” or lower. The allowances required are as follows:

Minimum Allowances for Loan Losses	Secured	Unsecured

Category
“Normal/ Normal Performance	1.0%	1.0%
“With Special Follow Up” and “Inadequate Performance”
“Inadequate Performance — Under Observation”	3.0	5.0
“Inadequate Performance — Under Negotiation or Agreement to Refinance”	6.0	12.0
“With Problems” and “Deficient Performance”	12.0%	25.0%
“High Risk of Insolvency” and “Difficult Collection”	25.0	50.0
“Uncollectible”	50.0	100.0
“Uncollectible Due to Technical Reasons”	100.0	100.0

     Pursuant to Argentine Central Bank regulations, these minimum provisions are not required for interbank financial transactions of less than thirty days, or loans to Argentine provincial governments or to financial institutions majority-owned by the Argentine national, provincial or city governments with governmental guarantees.
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
     As of December 31, 2006, December 31, 2005 and December 31, 2004, the Bank maintained a general loan loss allowance of Ps.101.0 million, Ps.175.1 million and Ps.191.0 million, respectively, which exceeded by Ps.35.2 million, Ps.130.3 million and Ps.161.8 million, respectively, the 1.0% minimum general allowance required by the Argentine Central Bank. The excess over the minimum requirement was maintained at each date, in connection with commercial loans under a restructuring process. The decreases in the level and the excess over the general loan loss allowance reflect the charge offs made and the improvement of the loan portfolio quality, related to a large extent to the progress in the restructuring of commercial loans.

Classification of the Loan Portfolio based on Argentine Central Bank Regulations
     The following tables set forth the amounts of Banco Galicia’s loans past due and the amounts not yet due of the loan portfolio, applying the Argentine Central Bank’s loan classification criteria in effect at the dates indicated below.

	As of December 31, 2006
	Amounts Not Yet
	Due(1)			Amounts Past Due			Total Loans
	(in millions of pesos, except percentages)
Loan Portfolio Classification
Normal and Normal Performance	Ps.	10,139.5	96.23%		—	—	Ps.	10,139.5	93.94%
With Special Follow-up and Inadequate Performance		374.6	3.55		—	—		374.6	3.47
With Problems and Deficient Performance		12.2	0.12		30.0	11.69		42.2	0.39
High Risk of Insolvency and Difficult Collection		10.2	0.10		192.7	75.07		202.9	1.88
Uncollectible		—	—		28.8	11.22		28.8	0.27
Uncollectible Due to Technical Reasons		—	—		5.2	2.02		5.2	0.05

Total	Ps.	10,536.5	100.00%	Ps.	256.7	100.00%	Ps.	10,793.2	100.00%

	As of December 31, 2005
	Amounts Not Yet
	Due(1)			Amounts Past Due			Total Loans
	(in millions of pesos, except percentages)
Loan Portfolio Classification
Normal and Normal Performance	Ps.	10,168.8	95.22%		—	—	Ps.	10,168.8	92.99%
With Special Follow-up and Inadequate Performance		384.4	3.60		—	—		384.4	3.51
With Problems and Deficient Performance		120.4	1.13		206.9	80.82		327.3	2.99
High Risk of Insolvency and Difficult Collection		6.0	0.05		23.0	8.98		29.0	0.27
Uncollectible		—	—		22.8	8.91		22.8	0.21
Uncollectible Due to Technical Reasons		—	—		3.3	1.29		3.3	0.03

Total	Ps.	10,679.6	100.00%	Ps.	256.0	100.00%	Ps.	10,935.6	100.00%

	As of December 31, 2004
	Amounts Not Yet
	Due(1)			Amounts Past Due			Total Loans
	(in millions of pesos, except percentages)
Loan Portfolio Classification
Normal and Normal Performance	Ps.	7,764.4	90.53%		—	—	Ps.	7,764.4	86.02%
With Special Follow-up and Inadequate Performance		562.5	6.56		—	—		562.5	6.23
With Problems and Deficient Performance		197.1	2.30	Ps.	251.7	56.06%		448.8	4.97
High Risk of Insolvency and Difficult Collection		52.8	0.61		105.8	23.56		158.6	1.76
Uncollectible		—	—		85.5	19.04		85.5	0.95
Uncollectible Due to Technical Reasons		—	—		6.0	1.34		6.0	0.07

Total	Ps.	8,576.8	100.00%	Ps.	449.0	100.00%	Ps.	9,025.8	100.00%

	As of December 31, 2003
	Amounts Not Yet
	Due(1)			Amounts Past Due			Total Loans
	(in millions of pesos, except percentages)
Loan Portfolio Classification
Normal and Normal Performance	Ps.	6,531.3	85.63%		—	—	Ps.	6,531.3	75.61%
With Special Follow-up and Inadequate Performance		807.9	10.59		—	—		807.9	9.35
With Problems and Deficient Performance		237.9	3.12	Ps.	426.5	42.19%		664.4	7.69
High Risk of Insolvency and Difficult Collection		50.4	0.66		245.4	24.27		295.8	3.42
Uncollectible		—	—		324.9	32.14		324.9	3.76
Uncollectible Due to Technical Reasons		—	—		14.2	1.40		14.2	0.17

Total	Ps.	7,627.5	100.00%	Ps.	1,011.0	100.00%	Ps.	8,638.5	100.00%

	As of December 31, 2002
	Amounts Not Yet
	Due(1)			Amounts Past Due			Total Loans
	(In millions of February 28, 2003, constant pesos, except percentages)
Loan Portfolio Classification
Normal and Normal Performance	Ps.	9,758.0	88.02%		—	—	Ps.	9,758.0	79.28%
With Special Follow-up and Inadequate Performance		940.5	8.48		—	—		940.5	7.64
With Problems and Deficient Performance		321.5	2.90		556.3	45.50%		877.8	7.13
High Risk of Insolvency and Difficult Collection		66.1	0.60		453.4	37.09		519.5	4.22
Uncollectible		—	—		198.2	16.21		198.2	1.61
Uncollectible Due to Technical Reasons		—	—		14.7	1.20		14.7	0.12

Total	Ps.	11,086.1	100.00%	Ps.	1,222.6	100.00%	Ps.	12,308.7	100.00%

     As of December 31, 2006, there were no loans classified as category “2.b” pursuant to the Argentine Central Bank’s classification. Such category corresponds to loans under a restructuring process but that do not constitute non-performing portfolios. As of December 31, 2005, these loans amounted to Ps.19.3 million, with a 84.6% decrease from Ps.125.6 million as of December 31, 2004. The amount at the end of 2004 was 40.9% lower than the Ps.212.6 million recorded at the end of fiscal year 2003. This portfolio consists of commercial loans only.
Analysis of Amounts Past Due and Non-Accrual Loans
The following table analyzes amounts past due 90 days or more in Banco Galicia’s loan portfolio, by type of loan and by type of guarantee at the dates indicated, as well as the Bank’s non-accrual loan portfolio, by type of guarantee, the Bank’s allowance for loan losses and its main asset quality ratios at the dates indicated.

	As of December 31,
			2006	2005		2004		2003		2002
								(in millions of
								February 28,
								2003, constant
								pesos, except
	(in millions of pesos, except ratios)							ratios)
Total Loans (1)	Ps.	10,793.2		Ps.	10,935.6	Ps.	9,025.8	Ps.	8,638.5	Ps.	12,308.7

Non-Accrual Loans (2)
With Preferred Guarantees		40.2			58.4		383.7		496.5		610.8
With Other Guarantees		5.1			6.5		67.4		275.8		282.9
Without Guarantees		233.8			317.5		247.8		527.0		716.5

Total Non-Accrual Loans (2)	Ps.	279.1		Ps.	382.4	Ps.	698.9	Ps.	1,299.3	Ps.	1,610.2

Past Due Loan Portfolio
Non-Financial Public Sector		—			—		—		—		—
Local Financial Sector		—			—		—		—		—
Non-Financial Private Sector and Residents Abroad
Advances		20.9			14.1		29.9		93.9		64.9
Notes		135.2			191.6		253.1		528.2		741.0
Mortgage Loans		28.4			14.6		115.1		211.7		217.2
Pledge Loans		0.3			0.5		4.2		28.3		35.7
Personal Loans		4.1			0.8		4.2		110.2		58.6
Credit-Card Loans		62.7			33.4		24.9		30.6		100.4
Placements with Correspondent Banks		—			—		—		—		—

	As of December 31,
			2006	2005		2004		2003		2002
								(in millions of
								February 28,
								2003, constant
								pesos, except
	(in millions of pesos, except ratios)							ratios)
Other Loans		5.1			1.0		17.6		8.1		4.8

Total Past Due Loans	Ps.	256.7		Ps.	256.0	Ps.	449.0	Ps.	1,011.0	Ps.	1,222.6

Past Due Loans
With Preferred Guarantees		28.9			16.1		308.0		415.7		449.3
With Other Guarantees		4.3			4.9		11.4		235.6		172.5
Without Guarantees		223.5			235.0		129.6		359.7		600.8

Total Past Due Loans	Ps.	256.7		Ps.	256.0	Ps.	449.0	Ps.	1,011.0	Ps.	1,222.6

Allowance for Loan Losses	Ps.	327.0		Ps.	427.9	Ps.	632.6	Ps.	1,177.3	Ps.	1,681.8

Ratios (%)
As a % of Total Loans:
- Total Past Due Loans		2.38			2.34		4.97		11.70		9.93
- Past Due Loans with Preferred Guarantees		0.27			0.15		3.40		4.81		3.65
- Past Due Loans with Other Guarantees		0.04			0.04		0.13		2.73		1.40
- Past Due Unsecured Amounts		2.07			2.15		1.44		4.16		4.88
- Non-Accrual Loans (2)		2.59			3.50		7.74		15.04		13.08
- Non-Accrual Loans (2) (Excluding Interbank Loans)		2.80			3.57		8.10		15.35		13.25
Non-Accrual Loans (2) as a Percentage of Loans to the Private Sector		3.49			6.78		15.93		31.16		35.47
Allowance for Loan Losses as a % of:
- Total Loans		3.03			3.91		7.01		13.63		13.66
- Total Loans Excluding Interbank Loans		3.27			4.00		7.33		13.91		13.84
- Total Non-Accrual Loans (2)		117.16			111.90		90.51		90.61		104.45
Non-Accrual Loans with Guarantees as a Percentage of Non-Accrual Loans (2)		16.23			16.97		64.54		59.44		55.50
Non-Accrual Loans as a Percentage of Total Past Due Loans		108.73			149.38		155.66		128.52		131.70

(1)	Before the allowance for loan losses.

(2)	Non-Accrual loans are defined as those loans in the categories of: (a) consumer portfolio: defective fulfillment, difficulty in recovery, uncollectible and uncollectible due to technical reasons; (b) commercial portfolio: with problems, high risk of insolvency, uncollectible and uncollectible due to technical reasons.
     Under Argentine Central Bank rules, banks are required to cease the accrual of interest or to establish provisions equal to 100.0% of the interest accrued on all loans pertaining to the non-accrual loan portfolio, that is, all loans to borrowers in the categories of:
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
            The table below shows the interest income that would have been recorded on non-accrual loans on which the accrual of interest was discontinued and the recoveries of interest on loans classified as non-accrual on which the accrual of interest had been discontinued:

	As of December 31,
	2006	2005	2004	2003	2002
					(in millions of
					February 28,
					2003, constant
					pesos, except
	(in millions of pesos)				ratios)

Interest Income that would have been recorded on non-accrual loans on which the accrual of interest was discontinued	23.7	45.9	32.5	39.9	40.4
Recoveries of interest on loans classified as non-accrual on which the accrual of interest had been discontinued (1)	1.2	2.3	1.6	2.0	2.0

(1)	Recorded under “Miscellaneous Income.”

     The quality of the loan portfolio continued to improve during fiscal year 2006, maintaining the trend observed in the last three years. The non-accrual loan portfolio as a percentage of total loans decreased from 3.50% as of the end of fiscal year 2005, to 2.59% at the end of fiscal year 2006. Considering only loans to the private sector, the non-accrual loan portfolio as a percentage of this portfolio decreased from 6.78% as of December 31, 2005 to 3.49% as of December 31, 2006.
     Between 2003 and 2006, the growth of the loan portfolio, the improvement in the overall Argentine economy, the progress made by the Bank in the restructuring of its commercial portfolio and the significant charge offs made generated an improvement in the quality of the Bank’s loan portfolio. In addition, in 2005 the Bank sold Ps.200.4 million of on-balance sheet non-accrual loans to the BG Financial Trust. See note 33 to our financial statement.
     As a result of the Argentine economic situation in 2002 and of the measures taken by the Government that modified the terms and conditions of the Bank’s private-sector loan portfolio, substantially all of the Bank’s loan portfolio underwent a restructuring process beginning in 2002. See “Government Regulation—Loans to the Private Sector and Asymmetric Indexation.” Significant progress was made in our loan portfolio restructuring process since 2003, with this process having been substantially completed in 2005. In addition, significant charge offs have been made in the years after the 2001-2002 crisis, with Ps.200.8 million of charge offs made in 2006. With these charge offs, the Bank has substantially finished accounting for the consequences of the 2001-2002 crisis on its loan portfolio.
     Coverage of the Bank’s non-accrual portfolio with allowances reached 117.16%, 111.90%, 90.51% and 90.61% at the end of fiscal years 2006, 2005, 2004 and 2003, respectively. This high coverage was due to the significant allowances set up in 2002, when the Bank made a substantial effort to increase its allowances for loan losses and the coverage with such allowances of its non-accrual loan portfolio, which had increased significantly as a result of the crisis. In addition, the increase in 2005 was also due to the above-mentioned sale of on-balance sheet non-accrual loans to the BG Financial Trust.
Analysis of the Allowance for Loan Losses
     The following table presents an analysis of the Bank’s allowance for loan losses at the dates indicated. Certain loans are charged off directly to the income statement and, therefore, are not reflected in the allowance.

	Fiscal Year Ended
	December 31,
	2006		2005		2004		2003		2002
									(in millions of
									February 28,
									2003, constant
									pesos, except
	(in millions of pesos, except ratios)								ratios)
Total Loans, Average (1)	Ps.	10,851.0	Ps.	9,746.9	Ps.	11,137.9	Ps.	11,556.7	Ps.	15,262.4

Allowance for Loan Losses at Beginning of Period (2)		427.9		632.6		1,177.3		1,681.8		1,050.3
Changes in the Allowance for Loan Losses during the Period (2)
Provisions Charged to Income		105.3		61.1		179.3		217.1		1,599.5
Prior Allowances Reversed		(32.5)		(96.2)		(210.3)		(402.1)		0
Charge-Offs (A)		(200.8)		(174.5)		(521.3)		(267.3)		(305.7)
Inflation and Foreign Exchange Effect and Other Adjustments		27.1		4.9		7.6		(52.2)		(662.3)

Allowance for Loan Losses at End of Period	Ps.	327.0	Ps.	427.9	Ps.	632.6	Ps.	1,177.3	Ps.	1,681.8

Charge to the Income Statement during the Period
Provisions Charged to Income (2)		105.3		61.1		179.3		217.1		1,599.5
Direct Charge-Offs, Net of Recoveries (B)		(46.4)		(28.9)		(101.6)		(38.6)		(17.2)
Recoveries of Provisions		(32.5)		(96.2)		(210.3)		(402.1)		0

Net Charge (Benefit) to the Income Statement	Ps.	26.4	Ps.	(64.0)	Ps.	(132.6)	Ps.	(223.6)	Ps.	1,582.3

Ratios (%)
Charge-Offs (A+B) to Average Loans (3)		1.42%		1.49%		3.77%		1.98%		1.89%
Net Charge to the Income Statement to Average Loans)		0.24		(0.66)		(1.19)		(1.93)		10.37

(1)	Before the allowance for loan losses.

(2)	Includes quotation differences for Galicia Uruguay and Cayman Branch.

(3)	Charge-offs plus direct charge-offs minus bad debts recovered.
          During 2006, provisions for loan losses amounted to Ps.132.4 million (including the inflation and foreign exchange effects and other adjustments), of which Ps.48.9 million were related to one customer’s debt restructuring, and Ps.20.3 million, to the growth of the normal portfolio. The lower loan loss allowance reported at the end of fiscal years 2006, 2005, 2004 and 2003, as compared to the prior fiscal years, respectively, mainly reflects the reduced overall risk faced by the Bank in connection with its loan portfolio as a result of the credit quality improvement that accompanied the overall improvement in the Argentine economic environment, the charge offs made by the Bank during these years, and the progress made by the Bank in the restructuring of its loan portfolio. The level of the allowance for loan losses as of December 31, 2002 reflects the continuous worsening of the economic conditions in Argentina between late 1998 and mid 2002, which caused a significant deterioration of credit quality.
          The net charge to the income statement (provisions and direct charges related to the loan portfolio net of loan loss provisions reversed and loan recoveries) for fiscal year 2006 was Ps.26.4 million, representing 0.24% of the average loan portfolio of the fiscal year. In 2005, 2004 and 2003, the net effect on the income statement was a benefit of Ps.64 million, Ps.132.6 million and Ps.223.6 million, respectively, representing 0.66%, 1.19% and 1.93% of the average loan balance for the fiscal year, respectively, which was attributable to the reversal of provisions and credit recoveries associated to the sustained improvement in the quality of the Bank’s loan portfolio from the levels reached during the crisis.
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

	As of December 31,
	2006				2005				2004
	Amount		% of Loans	Loan Category %	Amount		% of Loans	Loan Category %	Amount		% of Loans	Loan Category %
	(in millions of pesos, except percentages)
Non-Financial Public Sector		—	—	24.93%		—	—	47.44%		—	—	50.01%
Local Financial Sector		—	—	2.89		—	—	1.17		—	—	1.67
Non-Financial Private Sector and Residents Abroad
Advances	Ps.	16.3	0.15%	3.21%	Ps.	12.3	0.11%	2.04%	Ps.	22.7	0.25%	2.21%
Notes		151.1	1.40	19.86		186.4	1.70	16.80		270.9	3.00	12.18
Mortgage Loans		25.0	0.23	6.37		21.6	0.20	4.60		97.6	1.08	6.91
Pledge Loans		0.4	—	0.62		0.5	—	1.11		3.5	0.04	1.03
Personal Loans		3.7	0.03	5.22		0.9	0.01	2.36		4.0	0.04	0.64
Credit-Card Loans		28.5	0.26	22.78		14.0	0.13	15.84		10.8	0.12	12.25
Placements in Correspondent Banks		—	—	5.63		—	—	1.95		—	—	4.20
Other		1.0	0.01	8.49		17.1	0.16	6.69		32.1	0.36	8.90
Unallocated (1)		101.0	0.95	—		175.1	1.60	—		191.0	2.12	—

Total	Ps.	327.0	3.03%	100.00%	Ps.	427.9	3.91%	100.00%	Ps.	632.6	7.01%	100.00%

	As of December 31,
	2003				2002
	Amount		% of Loans	Loan Category %	Amount		% of Loans	Loan Category %
					(in millions of February 28, 2003, constant pesos,
	(in millions of pesos, except percentages)				except percentages)
Non-Financial Public Sector		—	—	49.51%		—	—	62.03%
Local Financial Sector		—	—	2.25		—	—	1.09
Non-Financial Private Sector and Residents Abroad
Advances	Ps.	78.8	0.91%	2.54	Ps.	40.1	0.33%	1.84
Notes		441.9	5.12	14.82		569.0	4.62	12.55
Mortgage Loans		142.6	1.65	8.33		122.1	0.99	7.02
Pledge Loans		22.7	0.27	0.63		24.3	0.20	1.56
Personal Loans		157.6	1.82	0.64		48.4	0.39	0.97
Credit-Card Loans		14.5	0.17	9.48		55.6	0.45	4.75
Placements in Correspondent Banks		—	—	2.00		—	—	1.29
Other		5.6	0.06	9.80		—	—	6.90
Unallocated (1)		313.6	3.63	—		822.3	6.68	—

Total	Ps.	1,177.3	13.63%	100.00%	Ps.	1,681.8	13.66%	100.00%

(1)	The unallocated reserve consists of the allowances established on the portfolio classified in the “normal” and “normal performance” categories and includes additional reserves in excess of Argentine Central Bank minimum requirements.
Charge-Offs
          The following table sets forth the allocation of the main charge-offs made by the Bank during the years ended December 31, 2006, 2005 and 2004.

	Fiscal Year Ended
	December 31,
	2006		2005		2004
	(in millions of pesos)
Charge-offs by Type
Advances	Ps.	2.1	Ps.	12.5	Ps.	20.0
Notes
Promissory Notes		155.2		47.7		331.3
Discounted and Purchased Bills		—		2.9		—
Mortgage Loans		6.4		57.6		60.5
Pledge Loans		0.2		3.5		20.4
Personal Loans		1.5		1.1		12.5
Credit-Card Loans
Banco Galicia		3.0		8.8		5.5
Regional Credit-Card Companies		31.9		22.0		9.3
Other Loans		0.5		18.4		61.8

Total	Ps.	200.8	Ps.	174.5	Ps.	521.3

          During 2006, Ps.200.8 million were written off against allowances for loan losses. This amount includes Ps.160.0 million in connection with the finalization of negotiations with customers under a debt restructuring process.
          During fiscal year 2005, the overall level of charge offs decreased to Ps.174.5 million from Ps.521.3 million reported for the fiscal year 2004, due to lower charge offs related to loans granted by the Bank on a stand-alone basis. This decrease was in turn due to the significant charge-offs made in 2004, the good performance of the loan portfolio given the favorable overall economic conditions, and the fact that growth in the Bank’s loan portfolio is recent. The amount of charge offs related to loans granted by the Bank is mainly explained by the Ps.109 million write off of provisions established on the loan portfolio transferred to the BG Financial Trust, which was transferred at its net book value. For more information, please see note 33 to our financial statements.
          The increase in the charge offs related to the loans granted by the regional credit-card companies is attributable to the aging of this loan portfolio.
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
     As of December 31, 2006, we had the following foreign outstandings representing 0.75% or more of our total assets:
-	a Ps.1,079.7 million claim against a United Kingdom financial institution (4.57% of our total assets), of which Ps.723.9 million represented the right to receive Discount Bonds in connection with agreements to repurchase such bonds entered into with such bank; and

-	Ps.842.1 million of placements with United States financial institutions (3.56% of our total assets), of which Ps.608.1 million represented an overnight placement and the remaining amount several short-term placements.
     As of December 31, 2005, we had the following foreign outstandings representing 0.75% or more of our total assets:
-	a Ps.349.5 million claim against a United Kingdom financial institution (1.36% of our total assets), of which Ps.347.8 million represented the right to receive Boden 2012 Bonds in connection with agreements to repurchase such bonds entered into with such bank; and

-	Ps.238.6 million of placements with United States financial institutions (0.93% of our total assets), of which Ps.212.9 million represented an overnight placement and the remaining amount several short-term placements.
     As of December 31, 2004, we had the following foreign outstandings representing 0.75% or more of our total assets:

-	a Ps.394.4 million claim against a United Kingdom financial institution (1.67% of our total assets), corresponding to the right to receive Boden 2012 Bonds in connection with agreements to repurchase such bonds entered into with such bank; and

-	Ps.196.4 million of placements with United States financial institutions (0.83% of our total assets), of which Ps.157.4 million represented an overnight placement and the remaining amount several short-term placements.
          There were no other foreign outstandings representing 0.75% or more of our total assets as of December 31, 2006, 2005 and 2004.
Deposits
          The following table sets out the composition of our deposits as of December 31, 2006, 2005 and 2004. Our deposits represent deposits with Banco Galicia.

	As of December 31,
	2006		2005		2004
	(in millions of pesos)
Current Accounts and Other Demand Deposits	Ps.	2,011.4	Ps.	1,657.6	Ps.	1,210.3
Savings Accounts		2,589.5		2,213.4		1,639.5
Time Deposits		5,831.5		4,261.9		3,527.6
Other Deposits (1)		215.6		192.9		298.3
Plus: Interest Payable and Differences in Quotations (2)		131.4		95.9		81.2

Total Deposits	Ps.	10,779.4	Ps.	8,421.7	Ps.	6,756.9

(1)	Includes among other, Reprogrammed Deposits instrumented as Cedros as well as Reprogrammed Deposits under judicial proceedings. (2) Includes the CER adjustment.
          In 2006, our consolidated deposits increased 28,0% mainly as a result of Ps.1,569.6 million increase in time deposits and a Ps.729.9 million increase in deposits in current and savings accounts. As in prior years, these increases were mainly due to private sector deposits raised by the Bank’s Argentine operation. As of December 31, 2006, time deposits included Ps.629.2 million of CER-adjusted time deposits. The item “Other Deposits,” included Ps.47.6 million of Reprogrammed Deposits with amparo claims and other demand deposits.
          In 2005, our consolidated deposits increased 24.6%, mainly as a result of a Ps.1,021.2 million increase in deposits in current and savings accounts and a Ps.734.3 million increase in time deposits. As of December 31, 2005, time deposits included Ps.994.6 million of CER-adjusted time deposits. The item “Other Deposits,” included Ps.34.9 million of Reprogrammed Deposits with amparo claims and other demand deposits. The repayment by the Bank in Argentina of Reprogrammed Deposits instrumented as Cedros finalized in August 2005, as established by the repayment schedule laid down by the Government.
          For more information, see Item 5. “Operating and Financial Review and Prospects—Item 5A. Operating Results—Funding.”
          The following table provides a breakdown of our consolidated deposits as of December 31, 2006, by contractual maturity date and currency of denomination.

	Peso-Denominated			Dollar-Denominated			Total
			% of			% of			% of
	Amount		Total	Amount		Total	Amount		Total
	(in millions of pesos, except percentages)
Current Accounts and Demand Deposits	Ps.	2,011.4	22.0%		—	—	Ps.	2,011.4	18.9%
Savings Accounts		1,941.4	21.3	Ps.	648.1	42.6%		2,589.5	24.3
Time Deposits		5,038.9	55.2		792.6	52.1		5,831.5	54.8
Maturing within 30 Days		736.9	8.1		133.1	8.8		870.0	8.2

	Peso-Denominated			Dollar-Denominated			Total
			% of			% of			% of
	Amount		Total	Amount		Total	Amount		Total
			(in millions of pesos, except percentages)
Maturing after 31 Days but within 59 Days		1,354.2	14.8		146.2	9.6		1,500.4	14.1
Maturing after 60 Days but within 89 Days		825.2	9.0		81.9	5.4		907.1	8.5
Maturing after 90 Days but within 179 Days		894.8	9.8		139.4	9.2		1,034.2	9.7
Maturing after 180 Days but within 365 Days		822.5	9.0		101.3	6.7		923.8	8.7
Maturing after 365 Days		405.3	4.5		190.7	12.4		596.0	5.6
Other Deposits		135.4	1.5		80.2	5.3		215.6	2.0
Maturing within 30 Days		110.2	1.2		79.9	5.3		190.1	1.8
Maturing after 31 Days but within 59 Days		—	—		—	—		—	—
Maturing after 60 Days but within 89 Days		—	—		—	—		—	—
Maturing after 90 Days but within 179 Days		—	—		—	—		—	—
Maturing after 180 Days but within 365 Days		—	—		—	—		—	—
Maturing after 365 Days		25.2	0.3		0.3	—		25.5	0.2

Total Deposits (1)	Ps.	9,127.1	100.0%	Ps.	1,520.9	100.0%	Ps.	10,648.0	100.0%

(1)	Only principal. Excludes the CER adjustment
     The categories with the highest concentration of maturities per original term are those within the segment “after 31 days but within 59 days” (pesos and dollars), which accounted for 14.1% of the total and mainly corresponded to peso-denominated time deposits. The rest of the terms have a homogeneous participation. At fiscal year end 2006, the average original term of non-adjusted peso and US dollar-denominated time deposits (excluding Reprogrammed Deposits with amparo claims) was approximately 90 days, and the term of CER-adjusted time deposits as of the same date was approximately 500 days.
     Dollar-denominated deposits, for Ps.1,520.9 million (only principal), represented 14.3% of total deposits, of which 20.4% (Ps.309.7 million, only principal) corresponded to Galicia Uruguay (consolidated).
     Through Communiqué “A” 4032, effective November 1, 2003, the Argentine Central Bank reestablished the 30-day minimum term for time deposits while the minimum term for CER-adjusted time deposits was set at 90 days. The minimum term for CER-adjusted time deposits was extended several times until it was set at 365 days in April 2005.
     The following table provides information about the maturity of our outstanding time deposits exceeding Ps.100,000, according to whether they were made at domestic or foreign branches, as of December 31, 2006.

	Domestic Offices		Foreign Offices
	(in millions of pesos)
Time Deposits
Within 30 Days	Ps.	424.8		—
After 31 Days but within 59 Days		1,017.7		—
After 60 Days but within 89 Days		519.2		—
After 90 Days but within 179 Days		664.9		—
After 180 Days but within 365 Days		689.3		—
After 365 Days		362.6	Ps.	139.5

Total Time Deposits	Ps.	3,678.5	Ps.	139.5

Other Deposits
After 365 Days		—		0.2

Total Other Deposits		—		0.2

Total Deposits (1)	Ps.	3,678.5	Ps.	139.7

(1)	Only principal. Excludes the CER adjustment.

Return on Equity and Assets
     The following table presents certain selected financial information and ratios for the periods indicated.

	Fiscal Year Ended
	December 31,
	2006		2005		2004
	(in millions of pesos, except percentages)
Net Income / (Loss)	Ps.	(18.9)	Ps.	107.2	Ps.	(109.9)
Average Total Assets		24,614.5		24,238.1		22,725.9
Average Shareholders’ Equity		1,649.3		1,569.3		1,500.9
Shareholders’ Equity at End of the Period		1,608.5		1,626.8		1,519.5
Net Income / (Loss) as a Percentage of:
Average Total Assets		—		0.59%		(0.42)%
Average Shareholders’ Equity		(1.15)%		6.83		(7.32)
Declared Cash Dividends		—		—		—
Dividend Payout Ratio		—		—		—
Average Shareholders’ Equity as a Percentage of Average Total Assets		6.70%		6.47%		6.60%
Shareholders’ Equity at the End of the Period as a Percentage of Average Total Assets		6.53		6.71		6.69

Short-term Borrowings
     Our short-term borrowings include all of our borrowings (including repos and debt securities or negotiable obligations) with a contractual maturity of less than one year, owed to the Argentine Central Bank, foreign and domestic financial institutions and negotiable obligations holders.

	As of December 31,
	2006		2005		2004
	(in millions of pesos )
Short-Term Borrowings
Argentine Central Bank	Ps.	0.4	Ps.	0.3	Ps.	1.0
Other Banks and International Entities (1)
Lines of Credit from Domestic Banks	Ps.	134.5	Ps.	60.8	Ps.	115.2
Lines of Credit from Foreign Banks		45.4		—		—
Repos with Domestic Banks		522.9		—		—
Repos with Foreign Banks		—		220.5		223.7
Negotiable Obligations		65.1		89.7		13.4

Total	Ps.	768.3	Ps.	371.3	Ps.	353.3

     The following table shows for our significant short-term borrowings for the fiscal years ended December 31, 2006, 2005 and 2004:
-	the weighted-average interest rate at year-end,

-	the maximum balance recorded at the monthly closing dates of the periods,

-	the average balances for each period, and

-	the weighted-average interest rate for the periods.

	As of December 31,
	2006		2005		2004
	(in millions of pesos, except percentages )
Argentine Central Bank
Weighted-average interest rate at end of period		—		—		7.0%
Maximum balance recorded at the monthly closing dates	Ps.	0.9	Ps.	1.2	Ps.	1.0
Average balances for each period		0.5		0.5		0.9
Weighted-average interest rate for the period		—		—		7.0%
Lines of Credit from Domestic Banks
Weighted-average interest rate at end of period		9.1%		7.0%		5.2%
Maximum balance recorded at the monthly closing dates	Ps.	378.7	Ps.	164.1		185.6
Average balances for each period		142.0		96.3		104.2
Weighted-average interest rate for the period		8.0%		5.5%		5.0%
Lines of Credit from Foreign Banks
Weighted average interest rate at end of period		6.1%		—		—
Maximum balance recorded at the monthly closing dates	Ps.	45.4		—	Ps.	1,231.6
Average balances for each period		9.7		—		456.1
Weighted average interest rate for the period		6.1%		—		7.1%
Repos with Domestic Banks
Weighted-average interest rate at end of period		9.3%		—		—
Maximum balance recorded at the monthly closing dates	Ps.	525.9	Ps.	165.6	Ps.	150.1
Average balances for each period		101.6		15.8		37.9
Weighted-average interest rate for the period		7.6%		4.9%		2.8%
Repos with Foreign Banks
Weighted-average interest rate at end of period		—		7.5%		5.6%
Maximum balance recorded at the monthly closing dates	Ps.	223.5	Ps.	220.6	Ps.	224.3
Average balances for each period		145.7		216.7		66.5
Weighted-average interest rate for the period		8.3%		6.6%		5.6%
Negotiable Obligations
Weighted-average interest rate at end of period		9.9%		7.4%		8.0%
Maximum balance recorded at the monthly closing dates	Ps.	65.1	Ps.	123.2	Ps.	13.4
Average balances for each period		49.6		79.5		11.5
Weighted-average interest rate for the period		7.5%		6.1%		8.0%

Regulatory Capital
     The capital adequacy of Grupo Financiero Galicia is not under the supervision of the Argentine Central Bank. Grupo Financiero Galicia has a minimum capital requirement established by the Corporations’ Law (Ley de Sociedades Comerciales, No.19,550) of Ps.0.012 million.
Banco Galicia
     Banco Galicia is subject to the capital adequacy rules of the Argentine Central Bank. Banks have to comply with capital requirements both on an individual basis and on a consolidated basis with their significant subsidiaries. Banco Galicia’s significant subsidiaries are Galicia Uruguay and the regional credit-card companies.
     On June 2, 2003 and July 25, 2003, through its Communiqués “A” 3959 and “A” 3986, respectively, the Argentine Central Bank established a new capital adequacy rule effective as from January 1, 2004.
     The new capital adequacy rule is based on the Basel Committee methodology, like the previous one, and establishes the minimum capital a financial institution is required to maintain in order to cover the different risks inherent in its business activity and incorporated into its assets. Such risks include mainly: credit risk, generated both by the exposure to the private sector and by the exposure to the public sector; market risk, generated by foreign-currency, securities and CER positions; and interest-rate risk, generated by the mismatches between assets and liabilities in terms of interest rate repricing. The minimum capital requirement stated by the new rule is 8% of risk-weighted assets, with a 100% risk weighting for public-sector assets (within the previous rule, this risk-weighting was nil), the same is applicable to loans to the private sector; with said requirement being lower depending on the existence of certain guarantees in the case of private-sector assets and for certain liquid assets.

     The Argentine Central Bank established a schedule for the gradual increase of the regulatory capital requirement on public-sector assets until it reaches 100% of the requirement imposed by the regulation. For this, it established the application, beginning on January 2004, of two coefficients known as “Alfa 1” and “Alfa 2”, which temporarily reduce the minimum capital requirement to cover the credit risk of public-sector assets and interest-rate risk, respectively. The “Alfa 1” coefficient value increases progressively, in January of each year, until it reaches 1.00 on January 1, 2009, and the value of the “Alfa 2” coefficient increased in the same manner until it reached 1.00 on January 1, 2007, as shown in the table below:

January 1st/ December 31st	Alfa 1	Alfa 2

2004	0.05	0.20
2005	0.15	0.40
2006	0.30	0.70
2007	0.50	1.00
2008	0.75	—
2009	1.00	—

     In the table below, information on the Bank’s computable regulatory capital, or RPC or Adjusted Shareholders’ Equity, and minimum capital requirements is consolidated with the Bank’s significant subsidiaries.

	As of December 31,
	2006		2005		2004
	(in millions of pesos, except percentages)
Shareholders’ Equity	Ps.	1,263.0	Ps.	1,389.2	Ps.	1,198.2

Argentine Central Bank Minimum Capital Requirements
Allocated to Financial Assets		597.1		477.2		329.9
Allocated to Fixed Assets, intangible and unquoted equity investments		143.5		138.0		142.0
Allocated to Market Risk		12.3		16.8		62.6
Allocated to Interest-Rate Risk		61.6		87.1		20.2
Lending to the Non-Financial Public Sector		269.8		162.4		58.6

Total (A)	Ps.	1,084.3	Ps.	881.5	Ps.	613.3

Computable Regulatory Capital Calculated Under Argentine Banking GAAP
Core Capital		1,395.0		1,207.1		1,339.9
Supplemental Capital		608.4		807.5		580.8
Deductions
Investments in Financial Entities		(1.5)		(1.5)		(1.5)
Organization Expenses		(64.2)		(55.6)		(71.6)
Goodwill Recorded from June 30, 1997		(66.8)		(85.9)		(111.7)
Real Estate Properties for Banco Galicia’s Own Use and Miscellaneous, for which no title deed has been made		(5.2)		(3.5)		(4.0)
Other		(6.1)		(5.6)		(5.9)

Total		(143.8)		(152.1)		(194.7)

Additional Capital — Market Variation		2.0		22.7		20.5

Total (B)	Ps.	1,861.6	Ps.	1,885.2	Ps.	1,746.5

Excess Capital
Excess over required Capital (B)-(A)	Ps.	777.3	Ps.	1,003.7	Ps.	1,133.2
Excess over Required Capital as a % of Required Capital		71.69%		113.86%		184.77%

Total Capital Ratio		15.03		20.78		25.11

     As of December 31, 2006, the Bank’s computable regulatory capital amounted to Ps.1,861.6 million, which exceeded by Ps.777.3 million the minimum capital requirement in accordance with the Argentine Central Bank’s regulations effective as of that date. Said excess amounted to Ps.1,003.7 million as of December 31, 2005. The decrease in the excess was due to a Ps.202.8 million increase in the minimum capital requirement, accompanied by a Ps.23.6 million decrease in computable capital.
     As in prior years, in 2006, the greater minimum capital requirement was mainly due to an increase in the minimum capital requirement to cover credit risk, as a consequence of the significant growth of the Bank’s exposure to the private sector during the year, and to an increase in the minimum capital requirement on the exposure to the non-financial public sector, mainly due to the increase in the “Alfa 1” coefficient on January 1, of each year.
          In 2005, the increase in the Bank’s computable regulatory capital was mainly due to an increase in supplemental capital of Ps.226.7 million, resulting mainly from the profits in such year. This effect was partially offset by a Ps.132.8 million decrease in core capital, manly due to the losses recorded in fiscal year 2004.
          Core capital mainly corresponds to the Bank’s shareholders’ equity at the beginning of the fiscal year and supplemental capital includes the fiscal year’s profits/losses and the subordinated negotiable obligations issued as a result of the restructuring of the Bank’s foreign debt. Pursuant to Argentine Central Bank regulations on this respect, subordinated debt computable as supplemental capital is limited to 50% of core capital and supplemental capital cannot exceed the latter.
          For more information regarding Banco Galicia’s capital, see Item 5. “Operating and Financial Review and Prospects—Item 5B. Liquidity and Capital Resources—Capital.”
Minimum Capital Requirements of Insurance Companies
          The insurance companies controlled by Sudamericana must meet the minimum capital requirements set by General Resolution No. 25,804 of the National Insurance Superintendency. This resolution requires insurance companies to maintain a minimum capital level equivalent to the highest of the amounts calculated as follows:
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
Government Regulation
          As a financial services holding company, we do not have a specific institution controlling our activities. Our subsidiaries have different regulatory entities regulating their activities.

     In the case of the Bank, the Argentine Central Bank is the relevant regulatory entity. For a description of the main regulatory changes introduced by the Government and of Argentine banking regulations, see “—Main Regulatory Changes since 2002” and “—Argentine Banking System and Regulation—Argentine Banking Regulation” below.
     With respect to the insurance business, Sudamericana’s insurance subsidiaries are regulated by the National Insurance Superintendency and Laws No. 17,418, No. 20,091 and No. 22,400. The insurance companies held by Sudamericana            are Galicia Vida, Galicia Retiro Compañía de Seguros S.A., and Galicia Patrimoniales. Sudamericana also holds Sudamericana Asesores de Seguros S.A., which is regulated by the Corporations’ Law. Sudamericana Asesores de Seguros S.A. is also regulated by the National Insurance Superintendency through Law No. 22,400.
     Net Investment and its controlled companies are regulated by the Corporations’ Law and do not have a specific regulating agency.
     Galicia Warrants is regulated by Law No. 9,643.
Main Regulatory Changes since 2002
     In order to deal with the 2001 and 2002 crisis, on January 6, 2002, the Argentine Congress enacted Law No. 25,561, or the Public Emergency Law, which together with various decrees and Argentine Central Bank rules, provided for the following principal measures:
•	ratifying the suspension of payments of Argentina’s sovereign debt except for debt with multilateral credit agencies;

•	repealing the articles of the Convertibility Law that had established in 1991 the fixed one-to-one peso-dollar parity, devaluing the peso and subsequently allowing the peso to float, which resulted in an increase in such parity of approximately 240% during 2002;

•	tightening foreign-exchange controls and restrictions on transfers abroad, which began to be loosened at the end of 2002;

•	ratifying and tightening the restrictions to cash withdrawals from bank deposits established in December 2001 (the “corralito”), which restrictions were lifted in December 2002;

•	establishing a compulsory “asymmetric” conversion of certain dollar-denominated assets and liabilities into peso-denominated assets and liabilities at different exchange rates (the asymmetric pesification), as follows:
-	private sector debt (individual and corporate dollar-denominated debt) with financial institutions, and other creditors, was converted into peso-denominated debt at a one-to-one exchange rate;

-	dollar-denominated public sector debt instruments in financial institutions’ portfolios, both national and provincial, were converted into peso-denominated instruments at an exchange rate of Ps.1.4 per US$ 1.0; and

-	dollar-denominated bank deposits were converted into peso-denominated bank deposits at an exchange rate of Ps.1.4 per US$ 1.0, while public-sector, bank and corporate debt governed by foreign law remained dollar-denominated;.
•	modifying the yields of assets and the cost of liabilities pesified at the Ps.1.4 per US$ 1.0 exchange rate, establishing fixed maximum and minimum interest rates, respectively, and establishing the adjustment of the principal of those assets and liabilities by the variation of indexes based on the variation of prices or salaries;

•	restructuring bank peso-denominated time deposits and dollar-denominated deposits, above certain amounts, and establishing a repayment schedule ending in 2003 and 2005 depending on whether the deposit was originally peso or dollar-denominated (this restructuring was known as the “corralón”);

•	establishing a series of voluntary swaps of deposits in the “corralito” or of Reprogrammed Deposits for government bonds, as a response to the inability of the financial system to return deposits in accordance with their original terms and conditions. Through Decree No. 739/03 of April 1, 2003, the “corralón” was eliminated;

•	amending the charter of the Argentine Central Bank; and

•	allocating Government bonds to financial institutions in compensation for the losses that would otherwise arise from the asymmetric pesification. As of the date of this annual report, the Government and the Argentine Central Bank have provided a series of rules to determine the amount of compensation in connection with the asymmetric pesification to which each financial institution is entitled. However, certain situations remain that have not been contemplated by such rules, such as the provision of compensation for the difference between the amounts paid by banks to reimburse Reprogrammed Deposits, as a result of judicial actions from depositors (amparo claims), and the amounts established by the regulations.
     The period of effectiveness of the Public Emergency Law was extended again until December 31, 2007.
     Some of these measures are described in more detail below and under “—Argentine Banking System and Regulation—Argentine Banking Regulation.”
Foreign Exchange Market
     In late 2001 and early 2002, restrictions were imposed on access to the Argentine foreign exchange market and on capital movements, which were tightened by the middle of 2002. The Public Emergency Law granted the executive branch of the Government the power to regulate the local foreign exchange market. In order to prevent the appreciation of the peso that took place principally in the fourth quarter of 2002, the Argentine Central Bank began to ease some of these restrictions. During 2003 and 2004, the Argentine Central Bank further enhanced access to the local foreign exchange market. This regime was subject to various modifications. Only the principal features currently in force are detailed below.
     On June 30, 2003, Decree No. 285/03, regulated by Argentine Central Bank Communiqué “A” 3972, established, effective July 1, 2003, a system for the registration of funds entering into Argentina and a 180-day restriction on the remittance of such registered funds abroad. This term was extended to 365 days through Resolution No. 292/05 issued by the Ministry of Economy on May 24, 2005. This restriction did not apply to foreign trade transactions or to foreign direct investment.
     On June 9, 2005, the executive branch of the Government issued Decree No. 616/05, which established new rules for capital movements into and from Argentina. This Decree was enforced as from June 10, 2005 and, as regulated, established a system where:
(a)	foreign exchange flows into and from the local foreign exchange market and all resident new debt transactions that may imply future foreign exchange payments to nonresidents must be registered with the Argentine Central Bank.

(b)	All new debt of the private sector with non-residents must be for a minimum term of 365 days, except for foreign trade financing and primary issuances of debt securities, if such securities public offering and listing in self-regulated markets in Argentina has been duly authorized.

(c)	All inflows of foreign exchange resulting from such indebtedness, with the exceptions mentioned in the previous item and those regulated by the Argentine Central Bank which are detailed below, and all inflows of foreign exchange by non-residents, excluding direct foreign investments and certain portfolio investments (subscriptions of primary issuances of debt and equity securities, which public offering and listing in self-regulated markets in Argentina has been duly authorized, and government securities acquired in the secondary market), must be for a term of at least 365 days and will be subject to a 30% deposit requirement.

(d)	Such deposit requirement will be constituted in a local financial institution as an unremunerated dollar-denominated deposit maturing in at least 365 days; such funds will not be available as a guarantee for any kind of debt and, upon the deposit maturity date, such funds will become available within the country and, therefore, will be subject to certain restrictions on foreign exchange transfers abroad.

(e)	The 30% deposit requirement is not required, among other, for inflows of foreign currency:

(i)	resulting from loans granted to residents by local financial institutions in foreign currency;

(ii)	resulting from capital contributions to local institutions, when the contributor owns, previously or as a result of such contributions, 10% or more of the company’s capital or votes, subject to compliance with certain requirements;

(iii)	resulting from sales of interests in local entities to direct investors;

(iv)	to be applied to real estate acquisitions;

(v)	resulting from an indebtedness with multilateral and bilateral credit agencies and with official credit agencies;

(vi)	resulting from other foreign indebtedness of the local non-financial private sector, with an average life of no less than two years, the proceeds of which will be applied to non-financial investments (as defined by the Argentine Central Bank);

(vii)	resulting from other foreign indebtedness where the proceeds will be applied to settlement of foreign debt principal amortization or long term investments in foreign assets;

(viii)	resulting from the sale of foreign assets of residents in order to subscribe primary issuances of public debt issued by the Government; and
(f)	the proceeds of sales of foreign assets brought into the country by residents (“capital repatriation”) will be subject to the 30% deposit requirement, which will apply to any amounts exceeding US$ 2.0 million per month.
     The Ministry of Economy is entitled to modify the percentages and terms detailed above, when a change in the macroeconomic situation so requires it. It is also entitled to modify the rest of the requirements established by Decree No.616/05, and/or establish new ones, and/or extend the types of foreign currency inflows included. The Argentine Central Bank is entitled to regulate and control compliance with the regime established by Decree No.616/05, and to enforce the applicable penalties.
     Complementarily to Decree No. 616/05, the Ministry of Economy issued Resolution 637/05, dated November 16, 2005, which established that, beginning on November 17, 2005, the restrictions established in said Decree will be applicable also to all inflows of funds to the local foreign exchange market for the subscription of primary issuances of debt securities or certificates of participation by financial trusts, if such restrictions were applicable to capital inflows to be used to acquire any of the trusts’ assets. The corresponding criminal regime will be applicable in the case any of these rules are disobeyed.
     In addition, currently:
-	Access to the local foreign exchange market by non-residents (both individuals and entities) to transfer funds abroad is permitted:
-	with no limit in the case of proceedings from the principal amortization of government securities, recoveries from local bankruptcies and certain other specific cases.

-	with a US$ 2.0 million monthly limit in the case of the aggregate proceeds from the sale of: (i) direct investments in the private non-financial sector in Argentina or the final disposition of such investments; and (ii) the sale of portfolio investments made with foreign currency having entered the local foreign exchange market no less than 180 days before. However, access to the local foreign exchange market for the reason mentioned in clause (i) for a monthly amount exceeding US$ 500,000 or for the reasons mentioned in clauses (i) and (ii) for an aggregate monthly amount exceeding US$ 2.0 million, requires the prior authorization of the Argentine Central Bank.

-	with a US$ 5,000 monthly limit in the cases not contemplated above, unless authorization of the Argentine Central Bank is obtained.
-	Access to the local foreign exchange market by residents (both individuals and entities) to make foreign real estate, direct or portfolio investments or buy foreign exchange or traveler checks is allowed but limited to US$ 2.0 million per month, with such limit increased in certain cases.

-	Access to the foreign exchange local market for the transfer of profits and dividends abroad is permitted when corresponding to audited and final balance sheets.

     Lastly, pursuant to Decree No.260/02, all foreign exchange transactions in Argentina must be executed only through the “mercado libre y único de cambios” (free and single foreign exchange market) in which the Argentine Central Bank buys and sells currency.
Loans to the Private Sector and Asymmetric Indexation
     Pursuant to Decree No. 214/02, dated February 3, 2002, as amended, loans to the private sector were pesified at the Ps.1 per dollar parity. The principal of such loans was to be adjusted by the CER and a maximum interest rate was to be applied. However, most of the loans to individuals were excluded from this adjustment, which was replaced by the adjustment by the CVS (referred to as the “asymmetric indexation”). The adjustment by the CVS was applicable up to March 31, 2004. Loans adjusted by the CER were assigned an interest rate ranging from 3.5% to 8%, and loans adjusted by the CVS an interest rate equal to the lower of the loan’s contractual rate and the following maximum interest rates of 12.38%, 16.41% and 25.48%, depending on the type of loan. Those debtors with obligations not included in the above-mentioned exceptions would be able to restructure such loans and the accumulated CER amounts.
     During most of 2002 and as from the enactment of Law No. 25,563, several regulations were in force that restricted creditors’ ability to exercise their rights, including the restriction of foreclosure proceedings on mortgages and pledges. The suspension of foreclosure proceedings was extended several times through regulations or by means of banks’ voluntary commitment not to commence foreclosure actions against debtors until the enactment of Law No. 26,062, on November 3, 2005, which temporarily suspended foreclosure proceedings on mortgages on real property constituting the debtor’s sole family residence, for loans the original amounts of which were under Ps.100,000.
     Through Law No. 25,798, enacted on November 6, 2003, the Mortgage Refinancing System (Sistema de Refinanciación Hipotecaria) was created in order to refinance non-performing loans secured by real property constituting the debtor’s sole family residence. This law was optional for financial creditors, and making use of this option, we decided not to participate and informed the Argentine Central Bank of our decision. We have reached individual agreements with certain debtors, and in case of non-fulfillment of the agreements or impossibility of reaching an agreement, we have applied the corresponding foreclosure actions.
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
     On February 3, 2002, Decree No. 214/02 established the mandatory conversion of all obligations to give sums of money, of any cause or origin – judicial or extra-judicial – denominated in U.S. dollars or other foreign currencies, existing as of the date of the Public Emergency Law and that had not already been converted into pesos, including all deposits in U.S. dollars or other foreign currencies with the Argentine financial system at the exchange rate of Ps.1.4 per US dollar and the application of the CER to the comprised deposits and loans, plus a minimum interest rate to deposits and a maximum interest rate to loans.
     The “corralito” and the “corralón” were meant to shield banks from new massive withdrawals of deposits, after the withdrawal experienced by the financial system during 2001. However, the financial system’s deposits continued to diminish, particularly, due to the increase in the number of amparo claims that resulted in court orders mandating banks to release deposits. See “—Compensation to Financial Institutions—For Differences Related to Amparo Claims.”
     The executive branch of the Government proposed voluntary exchanges of deposits (known as “Canje I” and “Canje II”) for new Argentine Government bonds (Boden 2007 Bonds in pesos and two dollar-denominated bonds: Boden 2005 Bonds and Boden 2012 Bonds). Reprogrammed Deposits for which no exchange option had been exercised (known as “Cedros”) matured in August 2005. The Ministry of Economy lifted, effective December 2, 2002, the “corralito.” In addition, since April 1, 2003, holders of Reprogrammed Deposits were allowed to request from financial institutions the total or partial reimbursement of such deposits on conditions (a mix of cash and dollar-denominated Boden 2013 Bonds) that varied depending on the amount of the deposit and its original currency of denomination. The process to eliminate the “corralón” was completed in August 2003.
Compensation to Financial Institutions
For the Asymmetric Pesification and its Consequences
     Decree No. 214/02 provided for the compensation to financial institutions, of:
-	the losses caused by the mandatory conversion into pesos of certain liabilities at the Ps.1.4 per US$ 1.0 exchange rate, greater than the Ps.1.0 per US$ 1.0 exchange rate established for the conversion into pesos of certain dollar-denominated assets. This was to be achieved through the delivery of a peso-denominated compensatory bond issued by the Government (Boden 2007 Bonds).

-	the currency mismatch left in financial institutions’ balance sheets after the compulsory pesification of certain of their assets and liabilities. This was to be achieved through the conversion of the peso-denominated compensatory bond into a dollar-denominated compensatory bond and, if necessary, through the purchase by financial institutions of a dollar-denominated hedge bond. For such purpose, the Government established the issuance of a dollar-denominated bond bearing Libor and maturing in 2012 (Boden 2012 Bonds).
     Among other measures, Decree No. 905/02 established the methodology for calculating the compensation to be received by financial institutions. We recorded the compensation for the amounts we had determined according to the regulations. Financial institutions had to inform the Argentine Central Bank of the amounts of compensation to which they were entitled under these rules no later than December 23, 2002 and the Argentine Central Bank had to confirm the amounts after a review.
     In March 2005, we agreed to receive US$ 2,178.0 million of face value of Boden 2012 Bonds, comprised of US$ 906.3 million of face value of Boden 2012 Bonds corresponding to the Compensatory Bond (fully delivered to us in November 2005) and US$ 1,271.7 million of face value of Boden 2012 Bonds corresponding to the Hedge Bond (pending receipt in full until December 1, 2006).
     On December 1, 2006, the Argentine Central Bank credited to us Boden 2012 Bonds for a face value of US$ 1,155.0 million, at their 75% residual value and US$ 406.8 million for pass due amortization and interest coupons, corresponding to 90.8% of the Hedge Bond. As of December 31, 2006, delivery of the remaining Hedge Bond for US$ 116.8 million of face value of Boden 2012 Bonds was pending.
     Since 2002, the Boden 2012 Bonds pending delivery were recorded in our balance sheet under the item “Other Receivables Resulting from Financial Brokerage,” as they represented a right to receive Boden 2012 Bonds for the amount recorded under that item as the above-mentioned compensation. The delivery to us of 90.8% of the Boden 2012 Bonds corresponding to the Hedge Bond implied the availability of such bonds, thus the bonds were recorded as securities under “Government Securities.”
     We recorded in our balance sheet the advance for the acquisition of the Hedge Bond and the compensation simultaneously. During the first quarter of 2006, we requested from the Argentine Central Bank the advance for the acquisition of 90.8% of the Hedge Bond. On December 1, 2006, we executed such portion of the aforementioned advance and simultaneously settled this liability using Bogar Bonds and Secured Loans granted as collateral, for Ps.1,111.6 million and Ps.0.07 million of face value, respectively, and cash for Ps.1,369.7 million. As a result of the foregoing, both our assets and liabilities decreased by Ps.3,302.6 million, due to the decrease by such amount of both the advance for the acquisition of the Hedge Bond and the assets used in the settlement of such liability.

     Due to the settlement in cash noted above, Bogar Bonds previously granted as collateral for said liability for a face value of Ps.392.8 million were released. The valuation of such securities in accordance with Argentine Central Bank regulations, at their present value calculated by using the discount rate set forth in those regulations, generated a reduction in the book value thereof of Ps.109.1 million.
     On December 13, 2006, we requested from the Argentine Central Bank the advance for the acquisition of the remainder of the Hedge Bond, i.e., Boden 2012 Bonds for US$ 116.8 million of face value, and the simultaneous settlement of such liability on the date of execution, through the application of Ps.163.5 million of face value of Bogar Bonds granted as collateral. In February 2007, given that no resolution had been taken on such request, the we requested the acquisition of the remainder of the Hedge Bond in cash as well as the release of the Bogar Bonds granted as collateral. In accordance with Argentine Central Bank rules on the valuation of public-sector assets not granted as collateral, this decision generated a Ps.32.0 million loss, which was recorded in February 2007.
     In March 2007, the Argentine Central Bank notified us that the remaining Hedge Bond had to be acquired by using Secured Loans, in accordance with the direct swap alternative set forth in Decree No. 905/02. On April 9, 2007, we requested from the Argentine Central Bank the acquisition of such Bond with Secured Loans for Ps.115.9 million of face value. The swap for public sector assets, instead of the aforementioned advance caused a Ps.32.8 million increase in the acquisition cost of the remaining Hedge Bond. This loss was recognized in our Financial Statements in March 2007. As of March 31, 2007, the balance of the Hedge Bond pending settlement was recorded under “Other Receivables Resulting from Financial Brokerage” for Ps.409.1 million. The swap was completed on April 24, 2007.
     Through the actions described, the process of compensation to us for the effects of the asymmetric pesification established by Decree No. 905/02 was completed. In addition, these actions have strengthened our balance sheet by reducing risk concentration in public-sector assets and increasing our structural liquidity. In addition, these actions have increased our ability to generate business because of the possibility to apply a substantial amount of public sector assets to the business.
For Differences Related to Amparo Claims
     As a result of the provisions of Decree No. 1,570/01, the Public Emergency Law, Decree No. 214/02 and concurrent regulations, and as a result of the restrictions on cash withdrawals and of the measures that established the pesification and restructuring of foreign-currency deposits, since December 2001, a significant number of claims have been filed against the Government and/or financial institutions, formally challenging the emergency regulations and requesting prompt payment of deposits in their original currency. Most lower and upper courts have declared the emergency regulations unconstitutional. As of December 31, 2006, court orders received by the Bank requiring the reimbursement of deposits in foreign or Argentine currency, at the free-market exchange rate, amounted to Ps.12.8 million and US$ 644.5 million. In compliance with those court orders, as of the same date, the Bank had paid the amounts of Ps.1,163.9 million and US$ 111.2 million to reimburse deposits, in pesos and in foreign currency.
     The difference between the amounts paid as a result of these court orders and the amount resulting from converting deposits at the Ps.1.40 per US dollar exchange rate, adjusted by the CER and interest accrued up to the payment date, which amounted to Ps.688.4 million as of December 31, 2006, was recorded under “Intangible Assets”. The residual value as of said date was Ps.367.2 million. We have repeatedly reserved our right to make claims, at suitable time, in view of the negative effect caused on our financial condition by the reimbursement of deposits originally denominated in dollars, pursuant to orders issued by the Judicial Branch, either in US dollars or in pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not included by the Government in the calculation of the compensation to financial institutions. The method of accounting for such right as a deferred loss, set forth by Argentine Central Bank regulations, does not affect the existence or legitimacy of such right. To such effect, we have reserved all of the corresponding rights.
     On December 30, 2003, we formally requested to the executive branch of the Government with a copy to the Ministry of Economy and to the Argentine Central Bank, the payment of the due compensation for the losses incurred that were generated by the “asymmetric pesification” and, especially, for the negative effect on its financial condition caused by final court decisions. We have reserved our right to further extend such request in order to encompass losses made definitive by new final judgments.
     On December 27, 2006, the Supreme Court ruled in the case of “Massa vs. National State and BankBoston”, that the defendant bank must fulfill its obligation to reimburse a dollar-denominated deposit subject to the emergency regulations by paying the original amount deposited converted into pesos at an exchange rate of Ps.1.40 per US dollar, adjusted by CER until the effective payment date, together with a 4% annual interest payment and computing amounts paid in order to comply with preliminary injunctions or other measures as payments on account of any such amount owed. On March 20, 2007, the Supreme Court ruled, in the case of “EMM S.R.L. c/ Tía S.A.” that Decree No. 214/2002 does not apply to judicial deposits, and that such deposits must be reimbursed to the depositors in their original currency. Management continuously monitors and analyses the implications of such ruling to similarly situated cases.
     During fiscal year 2006 and in the previous fiscal years, the number of legal actions filed by customers requesting the reimbursement of deposits in their original currency has decreased significantly.
Argentine Banking System and Regulation
Argentine Banking System
     As of December 31, 2006, the Argentine financial system consisted of 90 financial institutions, of which 72 were banks and 18 were financial non-bank institutions (including finance companies, credit unions, savings and loan associations). Of the 72 banks, 12 were Argentine national and provincial government-owned or related banks. Of the 60 private-sector banks: 35 were private-sector domestically-owned banks (i.e., sociedades anónimas); 24 were foreign-owned banks (i.e., local branches or subsidiaries of foreign banks); and one was a cooperative bank (bancos cooperativos limitados), also domestically-owned.
     As of that date, the largest private-sector banks, in terms of total deposits, were: BBVA Banco Francés, Banco Río Santander, Banco Galicia, Citibank, BankBoston, Credicoop, Banco Macro Bansud and HSBC Bank. Of these, three were domestically-owned banks and five were foreign-owned banks. According to information published by the Argentine Central Bank as of December 31, 2006, private-sector banks accounted for 55.05% of total deposits and approximately 67.3% of total net loans in the Argentine financial system. Argentine financial industry regulations do not raise any entry or exit barriers, nor do they make any differentiation between locally or foreign-owned institutions. The only cooperative bank is active principally in consumer and middle-market banking, with a special emphasis on the lower end of the market. As of December 31, 2006, financial entities (other than banks) accounted for approximately 0.3% of deposits and 2.7% of net loans in the Argentine financial system.
     As of December 31, 2006, the largest Argentine national and provincial government-owned or related banks, in terms of total deposits, were Banco Nación and Banco de la Provincia de Buenos Aires. Under the provisions of the Financial Institutions’ Law, public banks have comparable rights and obligations as private banks, except that public banks are usually chosen as depositaries of public revenues and promote regional development and certain public banks have preferential tax treatment. The bylaws of some government-owned banks provide that the governments that own them (national and provincial) guarantee their commitments. Under current law, Banco de la Provincia de Buenos Aires is not subject to taxes, levies or assessments that the Government may impose. According to information published by the Argentine Central Bank, as of December 31, 2006, government-owned banks and banks in which the national, provincial and municipal governments had an ownership interest accounted for 44.7% of deposits and 30.0% of loans in the Argentine financial system.
     Consolidation has been a dominant theme in the Argentine banking sector since the 1990’s, with the total number of financial institutions declining from 214 in 1991 to 90 at December 31, 2006, with the ten largest banks holding 73.7% of the system’s deposits and 66.8% of the system’s loans as of December 31, 2006.
     During the decade of the 1990s, foreign banks significantly increased their presence in the Argentine financial system. Since the last quarter of 1996, control of many of the largest Argentine private-sector domestically-owned commercial banks has been transferred to foreign banks, which ended up controlling the largest private sector financial institutions except the Bank. This foreign presence grew both in the universal bank sector and among financial institutions specializing in specific products or markets. This situation has not changed despite the fact that the number of foreign banks decreased by 15 through December 2006, as compared with the number at the end of 2001, and that foreign banks’ share of total deposits has decreased since the 2001-2002 crisis while the share of domestic private-sector banks has increased.
Argentine Banking Regulation
     The following is a summary of certain matters relating to the Argentine banking system, including provisions of Argentine law and regulations applicable to financial institutions in Argentina. This summary is not intended to constitute a complete analysis of all laws and regulations applicable to financial institutions in Argentina.
General
     Since 1977, banking activities in Argentina have been regulated under the Financial Institutions’ Law which places the supervision and control of the Argentine banking system in the hands of the Argentine Central Bank, which is an autonomous institution. The Argentine Central Bank has vested the Financial Superintendency with most of the Argentine Central Bank’s supervisory powers. In this section, unless the context otherwise requires, references to the Argentine Central Bank shall be understood as references to the Argentine Central Bank acting through the Financial Superintendency. The Financial Institutions’ Law provides the Argentine Central Bank with broad access to the accounting systems, books, correspondence, and other documents of banking institutions. The Argentine Central Bank regulates the supply of credit and monitors the liquidity of, and generally supervises the operation of, the Argentine banking system. The Argentine Central Bank enforces the Financial Institutions’ Law and grants authorization for banks to operate in Argentina. The Financial Institutions’ Law confers numerous powers to the Argentine Central Bank, including the ability to grant and revoke bank licenses, to authorize the establishment of branches outside Argentina, to approve bank mergers, capital increases and certain transfers of stock, to fix minimum capital, liquidity and solvency requirements and lending limits, to grant certain credit facilities to financial institutions in cases of temporary liquidity problems and to promulgate other regulations that further the intent of the Financial Institutions’ Law.
     Current regulations place the operations of local and foreign owned banks on equal regulatory grounds.
     The Public Emergency Law, sanctioned on January 6, 2002, introduced substantial amendments to the Argentine Central Bank’s charter which, among others, released certain restrictions on its ability to act as a lender of last resort and allowed the Argentine Central Bank to make advances to the Government.
     The Financial Institutions’ Law and the Argentine Central Bank charter were amended by Law No. 25,780, published in the Official Gazette on September 8, 2003. The main provisions established by such law were the following: (i) authorization was given to the Argentine Central Bank to make temporary loans to the Government for up to 12.0% of the monetary base, and to make loans for an amount of up to 10.0% of the total annual amount raised by the Government in cash during the last 12 months, both of which have to be reimbursed within 12 months from the relevant date of disbursement. Such temporary loans cannot not exceed 12.0% of the monetary base, except those destined exclusively to the payment of outstanding obligations to multilateral agencies; (ii) indemnity for Argentine Central Bank officers was provided for, by stating that the “opportunity, merits or convenience” of certain of their decisions (mostly related to the liquidation and restructuring of financial institutions) must be reviewed by the courts only when such decisions have been clearly made in an unreasonable and arbitrary manner; (iii) authorization was given to the Argentine Central Bank to exclude assets and liabilities of financial institutions with liquidity and solvency problems and establish the rules for their valuation, and assign the transfer of excluded assets and liabilities to other financial entities, or transfer assets to financial trusts (see “—Financial Institutions with Economic Difficulties”); (iv) amendment in the degree of payment preferences in favor of creditors (see “—Priority Rights of Depositors”); and (v) authorization was given to the Argentine Central Bank to disburse rediscounts (short term loans for liquidity support) to financial institutions with liquidity or solvency problems, during the term of the Public Emergency Law.

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
     Examination by the Argentine Central Bank
     The Argentine Central Bank began to rate financial institutions based on the “CAMEL” quality rating system in 1994. Each letter of the CAMEL system corresponds to an area of the operations of each bank being rated, with: “C” standing for capital, “A” for assets, “M” for management, “E” for earnings, and “L” for liquidity. Each factor is evaluated and rated on a scale from 1 to 5, 1 being the highest rating an entity can receive. The Argentine Central Bank modified the supervision system effective on September 2000. The new rating system, the objective and basic methodology of which do not differ substantially from the CAMEL system, is denominated “CAMELBIG”. The components were redefined in order to evaluate business risks separately from management risks. The components used to rate the business risks are: capital, assets, market, earnings, liquidity and business. The components to rate management risks are: internal control and the quality of management. By combining the individual factors that are under evaluation, a combined index can be obtained that represents the final rating for the financial institution.
     After the 2001-2002 crisis, the Argentine Central Bank resumed the examination process, which was interrupted due to such crisis. In the Bank’s case, the first examination was based on information as of June 30, 2005, and the examination activities ended on November 4, 2005. A new examination was started based on information as of September 30, 2006.
     BASIC System
     The Argentine Central Bank established a control system (“BASIC”) with the purpose of allowing the public access to a greater level of information and safety with respect to their holdings in the Argentine financial system. Each letter corresponds to one of the following procedures:
- B (“Bonos” or Bonds). On an annual basis, all financial institutions in Argentina were required to engage in certain debt issuing transactions in order to expose them to scrutiny and analysis by third parties with high standards. This requirement was eliminated by the Argentine Central Bank effective March 1, 2002.
- A (“Auditoría” or Audit). The Argentine Central Bank requires a set of external audit procedures that include: (a) the creation of a registry of auditors; (b) the implementation of strict accounting procedures to be complied with by external auditors; (c) the payment of a performance guarantee by those auditors to induce their compliance with the procedures, and (d) the creation of a department within the Argentine

Central Bank liable for verifying that the procedures are followed. The purpose of this requirement is to assure accurate disclosure by the financial institutions to both the Financial Superintendency and the public.
- S (“Supervisión” or Supervision). The Argentine Central Bank has the right to inspect financial institutions from time to time.
- I (“Información” or Information). Financial institutions are required to file on a monthly basis certain daily, weekly, monthly and quarterly statistical information.
- C (“Calificación” or Rating). The Argentine Central Bank established a system which required periodic credit evaluation of financial entities by internationally recognized rating agencies, which was suspended by Communiqué “A” 3601 in May 2002. A rating by such agencies is still required for financial institutions to be able to receive deposits from local pension funds (AFJPs).
Legal Reserve
     The Argentine Central Bank requires that each year banks allocate to a legal reserve a percentage of net income set by the Argentine Central Bank, which is currently 20.0%. Such reserve can only be used during periods in which a bank has incurred losses and has exhausted all allowances and other provisions. Dividends may not be paid if the legal reserve has been impaired.
Limitations on Types of Business and Computable Regulatory Capital
     As provided by the Financial Institutions’ Law, commercial banks are authorized to conduct all activities and operations that are not specifically prohibited by law or by regulations of the Argentine Central Bank. Some of the activities which are permitted include the ability to make and receive loans, to receive deposits from the public in both local and foreign currency, to guarantee customers’ debts, to acquire, place or negotiate stock or debt securities in the MAE, subject to the approval of the CNV, to conduct transactions in foreign currency, to act as fiduciary and to issue credit cards.
     Banks are not permitted to own commercial, industrial, agricultural and other types of businesses, except with prior authorization from the Argentine Central Bank. Under Argentine Central Bank regulations, the aggregate amount of equity investments of a commercial bank (including interests in domestic mutual funds called fondos comunes de inversión) may not exceed 50.0% of such bank’s computable regulatory capital (as defined below). In addition, investments in:
-	equity shares without quotation, excluding (a) stock of companies which provide services complementary to the services offered by the bank, and (b) certain stock participations which are necessary in order to obtain the rendering of public services, if any,

-	listed stock and participations in mutual funds which are not included in order to determine the capital requirements related to market risk; and

-	listed stock that does not have a “largely publicly available” market price (when daily quotes of relevant transactions are available, which quotes would not be significantly affected by the disposition of the bank’s holdings of such stock)
may not exceed, in the aggregate, 15.0% of a bank’s computable regulatory capital.
     A bank’s computable regulatory capital or RPC or Adjusted Shareholders’ Equity is defined under the Argentine Central Bank’s regulations as:
i)	the core capital, which includes permanent capital, non-equity contributions, net worth adjustments, surplus reserves, audited retained earnings and, effective October 1, 2006, long-term debt instruments, as long as such instruments fulfill certain requirements (maturity of more than 30 years, accrual of recognized return per year not exceeding issuer financial entity’s profits, with unpaid services not being cumulative, so that they cannot be deferred and accumulated to be paid after its maturity date) and cannot exceed a certain core capital percentages, equal to 30% until December 31, 2008, subject to a schedule that converges to the 15% international standard on January 1, 2013; plus

ii)	the supplemental capital, which may not exceed the core capital, consisting of unaudited retained earnings (50% of profits and 100% of losses; those corresponding to the last fiscal year can be included only when they have been audited), 50% of the reserves on the loan portfolio classified as “normal”

(general reserves), subordinated debt not exceeding 50% of core capital and with a maturity of at least 5 years, and, effective October 1, 2006, debt instruments which fulfill the requirements to be considered as core capital but exceed the above mentioned limits, debt instruments with residual time to maturity of less than 10 years and those for which unpaid services are cumulative. In this case, the limit is 50% of the core capital.

iii)	In addition, the following items must be deducted: (i) sight deposits with foreign banks abroad not rated as investment grade; (ii) securities deposited with custodians not having been authorized by the Argentine Central Bank; (iii) sovereign bonds issued by a foreign government with a rating lower than that assigned to the Argentine sovereign bonds; (iv) share holdings in other financial institutions; (v) unregistered real estate; (vi) goodwill; (vii) research and development expenses; (viii) provisioning deficiencies as determined by the Financial Superintendency.
     Nevertheless, for purposes of calculating the limits described both above and in “—Lending Limits,” it is not necessary to deduct the capital assigned to offshore branches from a bank’s shareholders’ equity.
     Financial institutions must comply with capital adequacy requirements both on individual and consolidated basis.
     Under Argentine Central Bank regulations, financial institutions are typically precluded from engaging directly in insurance activities and from holding an equity interest in excess of 12.5% of the outstanding capital of a company that does not provide services defined as complementary to those provided by financial institutions or which exceeds specified percentages of the respective financial institution’s RPC as described above. The Argentine Central Bank determines which services are complementary to the services provided by financial institutions, mainly services in connection with stock brokerage, issuance of credit or debit or similar cards, financial intermediation in leasing and factoring transactions.
     Due to the 2001-2002 crisis, through Communiqué “A” 3918, the Argentine Central Bank established that beginning on April 1, 2003 and until December 31, 2003, financial institutions would be allowed to receive in payment of credits granted shares or equity interests in the capital of a company that engages in activities other than complementary activities, subject to certain conditions. Subsequently, the Argentine Central Bank postponed the expiration date of this authorization until December 31, 2004, and finally eliminated it, as long as the received assets were liquidated within the year, until reaching the admitted limit of holdings of 12.5% (Communiqué “A” 4402 and “A” 4439).
Treatment of Losses in Connection with Amparo Claims
     Through Communiqué “A” 3916 dated April 3, 2003, the Argentine Central Bank provided for the recording of an intangible asset on account of the difference between the amount paid by financial institutions pursuant to legal actions and the amount resulting from the conversion into pesos of the balance of the U.S. dollar deposits reimbursed, at the exchange rate of Ps.1.4 per US$ 1.0 (adjusted by the CER plus interests accrued up to the payment date). In addition, it established that the corresponding amount shall be amortized in 60 monthly equal and consecutive installments as from April 2003.
     On November 17, 2005, through Communiqué “A” 4439, the Argentine Central Bank established that, beginning in December 2005, financial institutions having granted, as from that date, new commercial loans with an average life of more than two years could defer the losses related to the amortization of amparo claims. The maximum amount to be deferred cannot exceed 10% of financial institutions’ RPC nor 50% of the new commercial loans. Likewise, financial institutions will not be able to reduce the rest of their commercial loan portfolio. This methodology will be applied until December 2008, when the balance recorded as of that date will begin to amortize in up to 36 monthly equal and consecutive installments. Our application of this rule has resulted in the deferral of losses related to amparo claims since December 2005. No losses for this concept were recorded in December 2005 and during fiscal year 2006.
     As of December 31, 2006, this intangible asset, net of amortizations and including deferred losses, amounted to Ps.367.2 million. We have repeatedly reserved our right to make claims, at suitable time, in view of the negative effect caused on our financial condition by the reimbursement of deposits originally denominated in dollars, pursuant to orders issued by the Judicial Branch, either in US dollars or in pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not included by the Government in the calculation of the compensation to financial institutions. The method of accounting for such right as a deferred loss, set forth by Argentine Central Bank regulations, does not affect the existence or legitimacy of such right. To such effect, we have reserved the corresponding rights.
Legal Reserve Requirements for Liquidity Purposes
     The “minimum cash requirements” that banks are required to carry are established as a percentage of the balances of the different type of bank deposits and, for time deposits (including Cedros and Reprogrammed Deposits with amparo claims, when corresponding), the percentage varies with the remaining maturity.
     The Argentine Central Bank modifies from time to time the percentages of the minimum cash requirements depending on monetary policy considerations. Compliance with the minimum cash requirements must be accomplished with certain assets (see below), in the same currency as the deposit that originates it. Compliance with the minimum cash requirements is determined in averages, for monthly periods. The Argentine Central Bank can modify this practice, depending on monetary policy considerations.
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
     At the end of fiscal year 2006, the percentages of minimum cash requirements applicable in accordance with Argentine Central Bank Communiqué “A” 4549, dated July 21, 2006, were as follows:
•	Demand deposits:
-	peso-denominated current accounts and savings accounts: 19%.

-	dollar-denominated savings accounts: 30%.
•	Time deposits, including those adjusted by CER (by remaining maturity):
-	denominated in pesos: up to 29 days: 14%; from 30 to 59 days: 11%; from 60 to 89 days: 7%; from 90 to 179 days: 2%; from 180 to 365 days: 0%.

-	denominated in dollars: up to 29 days: 35%; from 30 to 59 days: 28%; from 60 to 89 days: 20%; from 90 to 179 days: 10%; from 180 to 365 days: 6%; and more than 365 days: 0%.
     The assets computable for compliance with this requirement are the technical cash, which comprises bills and coins (up to a 67% maximum beginning on October 1, 2006, as established by the Argentine Central Bank’s Communiqué “A” 4580 dated September 29, 2006), the balances of the peso- and dollar-denominated accounts at the Argentine Central Bank and that of the escrow accounts held at the Argentine Central Bank in favor of clearing houses.
     Through Communiqué “A” 4393, issued on July 25, 2005, the Argentine Central Bank established that the amounts corresponding to the 30% deposit requirement mentioned in “––Foreign Exchange Market,” would not be computed for the purpose of determining the remuneration of the accounts held by banks at the Argentine Central Bank, and through its Communiqué “A” 4509, issued on March 14, 2006 and effective on April 1, 2006, it also excluded the minimum cash requirements on demand deposits and other demand obligations in pesos for the above mentioned purpose.

          By means of Communiqué “A” 4549, the Argentine Central Bank also eliminated the possibility of computing cash (in local and foreign currency) for compliance with minimum cash requirements. Such measure implied that cash in vaults, in transportation and in armored truck companies, ATMs and branches would not be computable for compliance with minimum cash requirements. This measure, which was going to be gradually phased in, was subsequently suspended, thus 67% of these items’ amounts remained computable for such purpose.
          As of December 31, 2006, the Bank was in compliance with its legal reserve requirements, and has continued to be to date.
Capital Adequacy Requirements
          See — “Selected Statistical Information — Regulatory Capital.”
Capitalization of Debt Instruments
          Through Communiqué “A” 4652, dated April 25, 2007, the Argentine Central Bank modified Item 7.3 “Capital Contributions” of “Chapter VI. Capital Adequacy- Section 7. Regulatory Capital” of its LISOL 1 rule. Through such Communiqué, the Argentine Central Bank broadened the set of financial instruments different from cash that it will expressly admit to be contributed as capital for the purposes of all regulations related to capital, capital computing and capital increases. Besides cash, in which case no special authorization from the Argentine Central Bank is required, the regulation establishes that subject to the prior authorization by the Financial Superintendency, the following instruments will be admitted as capital contributions: (i) securities issued by the Government, (ii) debt instruments issued by the Argentine Central Bank, and (iii) a financial institution’s deposits and other liabilities resulting from financial brokerage, including subordinated obligations. In cases (i) and (ii), the contributions must be recorded at market value. It will be understood that an instrument has a market value when it has regular quotations in stock markets and regulated local and foreign markets. In case (iii), contributions must be recorded at market value, as defined in the previous cases or, in the case of financial institutions that publicly offer their stock, at the price determined by the regulatory authority. When the previous situation is not verified, contributions will be admitted at their accounting value, pursuant to Argentine Central Bank rules.
Profit Distribution
          See Item8. “Financial Information — Dividend Policy and Dividends.”
Lending Limits
          According to Argentine Central Bank rules, the aggregate amount of loans and other receivables (including guarantees granted), together referred herein as “financial assistance” or “credit”, a bank can grant to any customer at any time is based on the bank’s RPC on the last day of the immediately preceding month and on the customer’s net worth.
          i) Limits to financial assistance that refer to the borrowers’ capital: as a general rule, financial assistance to a customer cannot exceed 100% of such customer’s capital. This limit may be raised up to 300% with the approval of the financial institution’s board of directors and if additional credit does not exceed 2.5% of the bank’s RPC. For forward transactions, different percentages are considered, depending on the transaction’s characteristics. Until June 2006 (Communiqué “A” 4467), new financial assistance could be granted (up to a total limit of 15% of a bank’s RPC) exceeding the 300% limit of the customer’s capital, with the board of directors’ approval. Such additional financial assistance could not exceed 2.5% of a bank’s RPC.
          ii) Limits that refer to the financial institution’s RPC: the limits to the financial assistance a bank can provide are (as a percentage of a bank’s RPC):

	Without Collateral	With Collateral

Non-related Customers	15%	25%
Domestic Financial Institutions (*)	25%	25%
Foreign Financial Institutions (Investment grade)	25%	25%
Foreign Financial Institutions (Other)	5%	5%

	Without Collateral	With Collateral
Reciprocal Guarantee Entities authorized by the Argentine Central Bank (**)	—	25%
Public sector (***):
i) National	50%	50%
ii) City of Buenos Aires and Provinces (each)	10%	10%
iii) Municipalities (each)	3%	3%

(*)	For bankers’ banks, the limit is 100%.

(**)	Law 24,467: associations of companies authorized by the Argentine Central Bank to guarantee loans. In case one of the companies fails to pay, the other takes responsibility.

(***)	Excess over the new limits set in March 2003 will not be computed if arising from loans granted before March 2003, if determined or increased by the reception of bonds or promissory notes as compensation for the asymmetric pesification, or if arising from the rolling over of preexisting loans.
          Communiqué “A” 3911 issued on March 28, 2003, established the applicable limits shown in the table above to a financial institution’s new exposure (granted after April 1, 2003) to the Argentine non-financial public sector. These limits exclude the exposure outstanding as of March 31, 2003, government securities received as compensation in accordance with Decree No. 905/02 or those to be received pursuant to other regulations, and the roll over of principal payments. Total exposure to the public sector, described in items (i), (ii) and (iii) in the table above, with the exclusions mentioned, must not exceed 75.0%.
          In addition, according to item 12 of this Communiqué, beginning on January 1, 2006, a bank’s total financial assistance, without any exemption, to all the non-financial public sector, must not exceed 40.0% of a bank’s total assets as of the end of the previous month. Any excess over this limit will add an equal amount to the minimum capital requirement of the bank. The Bank submitted a plan in order to comply with item 12 of Communiqué “A” 3911, as amended, over time, which was approved by the Argentine Central Bank on February 28, 2006. The Bank is currently in compliance with this plan, with no capital requirements arising from the excess carried.
          By means of Communiqué “A” 4546, the Argentine Central Bank reduced the cap to financial institutions permitted total exposure to the public non-financial sector from 40% of total assets to 35% of total assets, effective July 1, 2007.
          iii) The limits on equity interests in other companies are the following:

	Limit based on a Bank’s RPC	Limit based on Customers’ Net
		Worth

Companies with non-complementary activities		12.5	%(**)
Companies with complementary activities		100%
Total shares	50%
Shares without quotation (*)	15%

(*)	Includes shares that do not quote frequently and therefore are not subject capital requirements to cover market risk.

(**)	Shares or equity interests could be taken in payment of credits, up to 20% of the firm’s capital, without exceeding 20% of the votes. They had to be sold within one year so as to reach the regulatory limit.
          Financial assistance is also limited in order to prevent risk concentration. To that end, the aggregate of all financial assistance that, taken alone, exceeds 10% of a bank’s RPC, must not exceed three times and five times a bank’s RPC, excluding and including, respectively, the financial assistance to local banks. For a bankers’ bank the latter limit is 10 times.
          Financial assistance exceeding 2.5% of a bank’s RPC, except interbank loans, must be approved by a bank’s board of directors.
          The Argentine Central Bank also regulates the amount of “total financial exposure” (defined as financial assistance or credit plus equity participations) of bank to a “related party” (defined as a bank’s affiliates and related individuals). For purposes of these limits, “affiliate” means any entity over which a bank, directly or indirectly, has control, is controlled by, or is under common control with, or any entity over which a bank has, directly or indirectly, significant influence with respect to such entity’s corporate decisions. “Related individuals” means a bank’s directors, senior management, syndics and such persons’ direct relatives.

          The Argentine Central Bank limits the amount of total financial exposure that a bank can have outstanding to its related parties, depending on the rating granted to each bank by the Financial Superintendency. Banks rated 4 or 5 are forbidden to extend financial assistance to their related parties, except for related persons who are individuals, in which case a bank’s total financial assistance cannot exceed Ps.50,000, and must have been granted exclusively for personal or family purposes. For banks ranked between 1 and 3, the financial assistance to their related parties cannot exceed, together with any equity participation held by the bank in its affiliates, 5.0% of such bank’s RPC. However, a bank may increase its total financial exposure to such related parties up to an amount equal to 10.0% of such bank’s RPC: (i) if the affiliate provides complementary services, (ii) in the case of temporary acquisition of shares in companies to facilitate their development in order to sell such shares afterwards, (iii) if the affiliate is a local financial institution rated other than 1 or 2 by the Argentine Central Bank, or (iv) if the additional financial assistance is secured with certain liquid assets, including public or private debt securities.
          If the affiliate is a financial institution rated 1, the amount of total financial exposure can reach 100.0% of a bank’s RPC. If the receiving affiliate financial institution is rated 2, the amount of total financial exposure can reach 10.0% and an additional 90.0% should the term for the loans and other credit facilities not exceed 180 days.
          In addition, the aggregate amount of a bank’s total financial exposure assistance to its related parties may not exceed 20.0% of such bank’s RPC.
          Failure to observe these requirements may result in an increase of the minimum capital requirements for credit risk in an amount equal to 100.0% of the daily excess amounts over the limits established, beginning on the month when the excess amounts appear and continuing for as long as the excess amounts remain.
          Notwithstanding the limitations described above, a bank’s aggregate amount of non-exempt total financial exposure (including equity participations) independently of whether customers qualify as such bank’s related parties or not, in the case in which such exposure exceeds 10.0% of such bank’s RPC, may not exceed three times the bank’s RPC excluding total financial exposure to domestic financial institutions, or five times the bank’s RPC, including such exposure.
          The Bank has historically complied with such rules.
Loan Classification System and Loan Loss Provisions
          For a description of the Argentine Central Bank’s loan classification system and the Argentine Central Bank’s minimum loan provision requirements, see “ — Selected Statistical Information — Argentine Central Bank’s Loan Classification and Loan Loss Provisions.”
Valuation of Public Sector Assets
          For a description of the rules governing the valuation of public sector assets, see “ — Selected Statistical Information — Government and Corporate Securities.”
Financial Assistance from the Argentine Central Bank
          Financial Assistance Granted for Liquidity Support Granted After March 10, 2003
          Communiqué “A” 3901, issued on March 19, 2003, established an automatic mechanism to regulate the provision by the Argentine Central Bank of assistance for liquidity support to financial institutions. This mechanism does not apply to the financial assistance granted for such reasons during the 2001-2002 crisis.
          Financial Assistance for Liquidity Support Granted Before April 1, 2003
          Through Decree No.739/03, dated April 1, 2003, the Government established a voluntary procedure for the restructuring of the financial assistance granted by the Argentine Central Bank to financial institutions during the 2001-2002 crisis. The basic purpose was to harmonize the cash flows of those financial institutions that were simultaneously debtors (for having received financial assistance from the Argentine Central Bank) and creditors (for their holdings of debt instruments) of the public sector.
          The above mentioned Decree, together with Decree No.1,262/03, established that balances due had to be amortized in pesos, with the proceeds of the assets provided as collateral for the financial assistance received, but without exceeding 70 or 120 monthly installments, depending on the type of assets granted as collateral, and Argentine Central Bank Communiqué “A” 3941 established a minimum cumulative amortization schedule and monthly repayment for such assistance. Voluntary prepayment in advance was made available. Decree No.739/03 also established that the restructured financial assistance had to be secured by Secured Loans or, in the absence of the latter, by promissory notes or Bogar Bonds, or bonds issued under Decrees No. 905/02, 1836/02 and 739/03, or other bonds.
          On February 3, 2004, the Argentine Central Bank informed us that it had approved the debt’s amortization schedule submitted by us. This schedule established repayment in 92 monthly installments starting in March 2004 and ending in October 2011.
          In 2006 and in the first months of 2007, we made significant payments in advance on this debt and on March 2, 2007, settled the total outstanding balance of the financial assistance from the Argentine Central Bank incurred as a consequence of the 2001-2002 crisis. For more information, see Item 5A. “Operating Results — Funding”.
Foreign Currency Position
          Through Communiqué “A” 4350, dated May 12, 2005, the Argentine Central Bank suspended, effective May 1, 2005, the limit on the positive Global Foreign Currency Net Position (defined as assets and liabilities from financial brokerage and securities denominated in foreign currencies) established at the lowest of 30.0% of a bank’s RPC or a bank’s liquid shareholder’ equity as of the end of the previous month. Although, at that moment the Argentine Central Bank kept the limit on the negative foreign currency net position at 30% of a bank’s RPC, through Communiqué “A” 4577, issued on September 28, 2006, and effective January 1, 2007, it established that this position should not exceed 15% of the RPC of the preceding month. Subsequently, through Communiqué “A” 4598, dated November 17, 2006, the Argentine Central Bank allowed, in certain cases, the limit to increase by 15 percentage points. Communiqué “A” 4577 also clarified that participation certificates or debt securities issued by financial trusts and credit rights on ordinary trusts, in the corresponding proportion, should be computed when the trust’s underlying assets are foreign currency denominated.
Deposit Insurance System
          In 1995, Law No. 24,485 and Decree No. 540/95, as amended by Decree No. 1292/96 and Decree No. 1127/98, created a deposit insurance system for bank deposits and delegated to the Argentine Central Bank the organization and start-up of the deposit insurance system. The deposit insurance system was implemented through the creation of a fund named Fondo de Garantía de los Depósitos (“FGD”) which is administered by Seguros de Depósitos S.A. (“Sedesa”). The shareholders of Sedesa are the Government through the Argentine Central Bank, which holds at least one share, and a trust constituted by the financial institutions authorized as such by the Argentine Central Bank which participate in the fund. The Argentine Central Bank establishes the extent of participation by each institution proportionally to the resources contributed by each such institution to the FGD (Communiqué “A” 2337). Banks’ contribution to the FGD is monthly and mandatory and it currently amounts to 0.015% of the daily average of a financial institution’s deposits (both pesos and foreign currency denominated).
          The deposit insurance system covers all peso and foreign currency deposits held in demand deposit accounts, savings accounts and time deposits for an amount up to Ps.30,000. Deposits made after July 1, 1995, with an interest rate 200 basis points above the interest rate quoted by Banco Nación for deposits with equivalent maturities are not covered by this system. This guarantee shall be made effective within 30 days from the revocation of the license of a financial institution, subject to the outcome of the exercise by depositors of their priority rights described under “ — Priority Rights of Depositors” below. The Argentine Central Bank may modify, at any time, and with general scope, the amount of the mandatory deposit guarantee insurance.

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
Priority Rights of Depositors
          According to section 49 e) of the Financial Institutions’ Law, as amended by Law No. 25,780 dated September 8, 2003, in case of judicial liquidation or bankruptcy of a financial entity, the holders of deposits in pesos and foreign currency benefit from a general priority right to obtain repayment of their deposits up to the amount set forth below, with priority rank over all other creditors, with the exception of the following: (i) credits secured by a mortgage or pledge, (ii) rediscounts and overdrafts granted to financial entities by the Argentine Central Bank, according to section 17 subsections b), c) and f) of the Argentine Central Bank Charter, (iii) credits granted by the Banking Liquidity Fund created by Decree No. 32 of December 26, 2001, secured by a mortgage and pledge and (iv) certain labor credits, including accrued interests until its total cancellation. Pursuant to section 16 of Law No. 25,780 during the term of emergency set forth under the Public Emergency Law the Argentine Central Bank can grant rediscounts and overdrafts to financial institutions with liquidity and solvency problems, including those institutions under a restructuring process as contemplated in section 35 bis of the Financial Institutions’ Law.
          The holders of the following deposits are entitled to the general preferential right established by the Financial Institutions’ Law (following this order of preference),
-	deposits of individuals or entities up to Ps.50,000 or the equivalent thereof in foreign currency, enjoying this preference only one person per deposit. For the determination of this preference, all deposits of the same person registered by the entity shall be computed;

-	deposits in excess of Ps.50,000 or the equivalent thereof in foreign currency, referred to above;

-	liabilities originated on commercial credit lines granted to the financial entity, which are directly in connection with international trade.
          According to the Financial Institutions’ Law, the preferences set forth in previous paragraphs (i) and (ii) above, are not applicable to deposits held by persons who are affiliates of the financial entity, either directly or indirectly as determined by the Argentine Central Bank.
          In addition, under section 53 of the Financial Institutions’ Law, the Argentine Central Bank has an absolute priority over all other creditors of the entity except as provided by the Financial Institutions’ Law.
Financial Institutions with Economic Difficulties
          The Financial Institutions’ Law establishes that financial institutions, including commercial banks such as the Bank, which evidence a cash reserve deficiency, have not abided by certain technical standards, have not maintained minimum net worth standards, or which solvency or liquidity is deemed to be impaired by the Argentine Central Bank must submit a restructuring plan to the Argentine Central Bank. Such restructuring plan must be presented to the Argentine Central Bank on the date specified by the Argentine Central Bank, which should not be later than 30 calendar days from the date on which the request is made by the Argentine Central Bank. In order to facilitate the implementation of a restructuring plan, the Argentine Central Bank is authorized to provide a temporary exemption from compliance with technical regulations and/or the payment of charges and fines which arise from such non-compliance.
          The Argentine Central Bank may also, in relation to a restructuring plan presented by a financial institution, require such financial institution to provide guarantees or limit the distribution of profits, and appoint a supervisor, to oversee such financial institutions’ management, with the power to veto decisions taken by the financial institution’s corporate authorities.
          In addition, the Argentine Central Bank’s charter authorizes the Financial Superintendency, subject only to the prior approval of the president of the Argentine Central Bank, to suspend for up to 30 days, in whole or in part, the operations of a financial institution if its liquidity or solvency have been adversely affected. Notice of this decision must be given to the board of directors of the Argentine Central Bank. In case at the end of such suspension period the Financial Superintendency considers it is necessary to renew it, it can only be authorized by the board of directors of the Argentine Central Bank, for an additional period not to exceed 90 days. During the suspension period: (i) there is an automatic stay of claims, enforcement actions and precautionary measures; (ii) any commitment increasing the financial institution’s liabilities is void, and (iii) acceleration of indebtedness and interest accrual is suspended.
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
          Furthermore, any actions authorized, commissioned or decided by the Argentine Central Bank under section 35 bis of the Financial Institutions’ Law, involving the transfer of assets and liabilities, or complementing it, or necessary to execute the restructuring of a financial institution, as well as those related to the reduction, increase and sale of equity, are not subject to any court authorization and cannot be deemed inefficient in respect of the creditors of the financial institution which was the owner of the excluded assets, even though its insolvency preceded any of such actions.
Dissolution and Liquidation of Financial Institutions
          The Argentine Central Bank must be notified of any decision to dissolve a financial institution pursuant to the Financial Institutions’ Law. The Argentine Central Bank, in turn, must then notify a court of competent jurisdiction which will determine who will liquidate the entity (the corporate authorities or an appointed, independent liquidator). This determination is based on whether or not sufficient assurances exist regarding the ability of such corporate authorities to carry out the liquidation properly.
          Pursuant to the Financial Institutions’ Law, the Argentine Central Bank no longer acts as liquidator of financial institutions. However, when a Restructuring Plan has failed or is not considered viable, local and regulatory violations exist, or substantial changes have occurred in the financial institution’s condition since the original authorization was granted, the Argentine Central Bank may decide to revoke the license of the financial institution to operate as such. In this case, the law allows judicial or extrajudicial liquidation as in the case of voluntary liquidation described in the preceding paragraph.
          Bankruptcy of a financial institution cannot be adjudicated until the license is revoked by the Argentine Central Bank. No creditor, with the exception of the Argentine Central Bank, may request the bankruptcy of the former financial institution before 60 days have elapsed since the revocation of its license.
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
Overview
          During the 2001-2002 crisis, Argentina underwent a period of great political, economic and social instability. The crisis led to a significant decline in economic activity, a banking crisis that followed massive runs on the financial system’s deposits, the default on part of Argentina’s sovereign foreign debt, the devaluation of the Argentine peso in January 2002 and to high inflation. Mostly in the first months of 2002, the Government took a number of far-reaching initiatives that radically changed the monetary and foreign exchange regime of the country and the regulatory environment for doing business in Argentina for all sectors of activity, including the financial sector. The negative impact of the crisis and these measures on the Argentine economy and on us was significant. See Item 4. “Information on the Company — — Government Regulation — Main Regulatory Changes since 2002.”
          After an initial streamlining of our operations, we restored our liquidity, restructured substantially all of our commercial loan portfolio, restructured our liabilities with the Argentine Central Bank incurred as a consequence of the crisis, completing this process in early 2004, and restructured the foreign debt of our subsidiaries for an aggregate amount of approximately US$ 3,000 million, completing this process in May 2004. In the process of restructuring our foreign debt, we generated capital for approximately US$ 322 million. The restructured foreign debt began to amortize and, in the case of Galicia Uruguay, the scheduled payments and the exchanges for Boden 2012 Bonds and cash reduced the restructured debt, which originally matured mostly in 2011, to approximately 10% of its original amount as of December 31, 2006. As of that date, the total restructured debt was approximately 50% of its original amount.
          Mainly in 2006 and in the first months of 2007, we made significant payments in advance on the financial assistance from the Argentine Central Bank received as a consequence of the crisis, to a large extent using the proceeds of the sale of public-sector assets granted as collateral for such financial assistance. This debt, which originally matured in 2011, was settled in advance on March 2, 2007. As of December 31, 2005, this debt amounted to Ps.5,314.9 million and as of December 31, 2006, it amounted to Ps.2,688.7 million.
          We received the Boden 2012 Bonds corresponding to the Compensatory Bond in 2005 and, on December 1, 2006, we acquired 90.8% of the Hedge Bond (Boden 2012 Bonds for US$ 1,155.0 million of face value) with the proceeds of the execution of the same proportion of the advance from the Argentine Central Bank for the acquisition of such bond. This liability was simultaneously settled with public-sector assets granted as collateral for such liability and cash.
          Substantially as a result of all the above, we reduced our exposure to the public sector from Ps.16,414.5 million to Ps.8,898.0 million between December 31, 2005 and December 31, 2006, representing a reduction of more than Ps.7,500 million.
          In addition, during the first quarter of 2007, we further reduced our exposure to the public sector in additional approximately Ps.895 million, mainly as a result of the sale of holdings of Bogar Bonds and of the use of the proceeds of Boden 2012 Bonds in the repurchase of restructured foreign debt instrumented as loans. Moreover, after the close of the first quarter, we further reduced such exposure, through the sale of Secured Loans for approximately Ps.1,094 million, and also acquired the Boden 2012 Bonds corresponding to the remaining Hedge Bond (US$ 116.8 million of face value) through a swap for Secured Loans (Ps.115.9 million of face value).
          Although the acquisition of the Hedge Bond implied significant losses from the valuation of public-sector assets (recorded at the end of fiscal year 2006 and in the first quarter of 2007; for more information see below “ — Results of Operations for the Fiscal Years Ended December 31, 2006, December 31, 2005 and December 31, 2004” and Item 8. “Financial Information — Significant Changes”), the process of compensating us for the effects of the asymmetric pesification measures of 2002 has finalized, and we have repaid all of the expensive liabilities with the Argentine Central Bank, which we incurred as a consequence of the 2001-2002 crisis. To date, we have settled all of such debt with the Argentine Central Bank, having reduced such debt in Ps.8,612 million between December 31, 2005 and March 31, 2007. Also as a result of the aforementioned actions, since December 31, 2005, we have reduced our exposure to the public sector in approximately Ps.9,500 million. These actions have not only strengthened our balance sheet, but have also increased our ability to generate new business, due to the possibility to gradually apply a very significant amount of resources tied in public-sector assets to the business, namely assets that were released from their status as collateral for debt with the Argentine Central Bank, in addition to the full availability of the Boden 2012 Bonds corresponding to the Hedge Bond.
          Within the framework of a growing economy, our operations expanded significantly since mid 2002. We were able to continuously increase our customer base and our services and financial intermediation activities with the private sector. At the same time, our loans and deposits grew at a rate higher than that of the financial system as a whole, strengthening our position as a leading domestic private-sector financial institution. All of this resulted in an increase of our recurrent operating income (net financial income before adjustments to the valuation of public-sector assets in accordance with Argentine Central Bank rules and the profits from the restructuring of our foreign debt in 2004, plus net income from services), in the three years ended December 31, 2006. See “ — — Results of Operations for the Fiscal Years Ended December 31, 2006, December 31, 2005 and December 31, 2004.” In addition, also contributing to our operating profitability, our asset quality recorded a significant improvement after the 2001-2002 crisis. The ratio of non-accrual loans to total private-sector loans decreased from 31.16% at the end of fiscal year 2003 to 3.49% at the end of fiscal year 2006.
          Our total deposits began to grow in the second half of 2002, having increased 93.0% between December 31, 2006 and December 31, 2003, with the increase being attributable to the raising of private-sector deposits. The Bank’s market share of the financial system’s private-sector deposits, considering only private-sector deposits raised by the Bank’s Argentine operations, increased to 8.43%% at the end of fiscal year 2006 from 5.62% at the end of fiscal year 2003. Loan origination began to increase gradually in 2003, and the Bank’s unconsolidated loans in Argentina to the private sector increased 142.2% between December 31, 2006 and December 31, 2003, while the regional credit card companies increased their loan portfolio by 159.9% during the same period.
          The significant increase in our activity levels in the last four years has had a positive impact on our financial income and on our net income from services, before the losses from the valuation of public sector assets. However, our net financial income was significantly affected by such losses and, in 2005 and to a larger extent in 2006, was also affected by the negative effects of the postponement in the delivery of the Hedge Bond to us. This meant that we had to carry an increasing non-accrual dollar-denominated asset (equal to the past due coupons of the corresponding Boden 2012 Bonds, one in 2005, two in 2006) which principal was valued at the period-end peso/US dollar exchange rate (which experienced very low change), while the liability (equal to the corresponding installments of the advance from the Argentine Central Bank to finance the acquisition of such Boden Bonds), on which interest accrual was also suspended, had its principal adjusted by the CER (which experienced a greater increase than the exchange rate). Our net financial income was also reduced by the losses on our matched foreign currency position, as a result of the lower yield of our main foreign-currency asset (the Boden 2012 Bonds) relative to our foreign currency debt cost.
          In turn, the current risk profile of the loan portfolio reduced the need to establish loan loss allowances, and the improvement in the quality of the loan portfolio allowed for reversal of provisions and strong loan recoveries, which have been reducing their impact on our bottom line which represents a normalization of operating conditions relative to the post-crisis situation.
          The strong expansion of the volume of business led to a geographical expansion and such expansion and the increased number of transactions demanded greater staff and a greater use of resources in general, as well as considerable expenses on advertising and publicity, a strategic item given the high competitiveness of the market. The administrative expenses of the last couple of fiscal years also reflect an inflationary context and the adjustment of real salaries that has taken place, especially in the last two years.
          Excluding non-recurring gains, our miscellaneous net income was favored by the reversal of loan loss provisions and the loan recoveries. However in 2004 and 2005, we have experienced significant losses from the amortization of amparo claims, which were deferred in 2006.
          In summary, in the last years, our results of operations were strongly influenced by the negative effect on our net financial income of having carried on our balance sheet certain public-sector assets resulting from the 2001-2002 crisis, together with their valuation in accordance with Argentine Central Bank regulations. In addition since

2005, our results of operations have been impacted by the cost of the postponement of the delivery to us of the compensation for the asymmetric pesification until the end of the fiscal year.
Currency Composition of Our Balance Sheet
          The following table sets forth our assets and liabilities denominated in foreign currency, in pesos and adjustable by the CER, at the dates indicated.

	As of December 31,
	2006	2005	2004
	(In millions of pesos)
Assets
In pesos, unadjusted	12,529.2	7,977.3	5,666.0
In pesos, adjusted by the CER	4,271.5	10,671.5	10,198.4
In foreign currency (1)	6,833.5	6,807.4	7,786.2

Total Assets	23,634.2	25,456.2	23,650.6

Liabilities and Shareholders’ Equity
In pesos, unadjusted, including shareholders’ equity	13,115.2	9,350.0	7,871.1
In pesos, adjusted by the CER	3,826.2	9,909.4	9,236.0
In foreign currency (1)	6,692.8	6,196.8	6,543.5

Total Liabilities and Shareholders’ Equity	23,634.2	25,456.2	23,650.6

(1)	If adjusted to reflect forward sales and purchases of foreign exchange made by the Bank and recorded off-balance sheet, assets amounted to Ps.7,308.8 million and liabilities Ps.6,841.7 million.
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
The Argentine Economy and Financial System in 2006
          The Argentine economy continued to show signs of improvement during 2006, for the fourth consecutive year. The Argentine GDP grew 8.5% in 2006, 9.2% in 2005 and 9.0% in 2004.
          Domestic demand continued to be one of the main drivers of economic activity. Within domestic demand, fixed gross investment, although having slowed down its growth towards the end of 2006, had a good performance during the fiscal year, increasing 18.7% as compared to fiscal year 2005. Likewise, private consumption also had a significant expansion of approximately 7.7% for the same period, slowing down in comparison to fiscal year 2005. The good performance was once again influenced by the improvement in real salaries, which increased 8.1% in comparison to the previous year.
          Exports of goods and services recorded a 7.4% increase during the year, below the 13.5% increase recorded during fiscal year 2005. However, exports regained strength towards the fourth quarter of the year. As for imports, although sizable increases continued (imports increased by 15.2% year over year for the same period), their rate of increase was also lower than in 2005.
          In respect of aggregate supply, during the 2006, the goods producing sector was considerably dynamic, increasing 8.8% year over year. In turn, the services sector increased 8.0% during the same period. In the goods sector, the construction industry stood out, recording a 18.6% increase year over year during 2006. In turn, industrial production, showed an excellent performance, increasing 8.9% during 2006, even more than in the previous year ( an increase of 7.5%). Within the services sector, the financial sector stood out again, with a growth of 22.0%, exceeding the growth recorded the previous year.

          The strong performance of the economy had a positive impact on the labor market, which has been improving significantly since the previous year. The unemployment rate for the fourth quarter of 2006 decreased to 8.7% of the economically active population from 10.1% in the same quarter of 2005.
          The inflation rate in 2006 was slightly lower than in 2005 and the nominal exchange rate remained relatively stable, in spite of important inflows of foreign currency from exports as well as from portfolio investments, encouraged by a generally favorable international economic environment.
          The renewed strength of domestic demand in an environment of high capacity utilization was one of the main factors behind inflation in 2006. Measured by the Consumer Price Index, or CPI, inflation in 2006 was 9.8%, less than the 12.3% rate of the previous fiscal year. This decrease was partially attributable to the measures taken by the Government in order to restrain the increase in prices, which mainly consisted of encouraging specific sectors to limit price increases, mainly sectors with high weightings in the index, such as the foodstuffs and beverage sectors. In turn, the Internal Wholesale Price Index, or WPI, recorded an increase of 7.1% in 2006.
          The reference exchange rate of the Argentine Central Bank varied from Ps.3.032 per US dollar to Ps.3.070, between December 31, 2005 and December 31, 2006, while the average exchange rate varied from Ps.2.923 in 2005 to Ps.3.074 in 2006.
          The economic situation was also supported by the sound surpluses recorded both in the fiscal balance and the current account of the balance of payments. This translated into a significant decrease in the EMBI+ index for Argentina, which measures the difference between the yields of the country’s securities and those of the United States. This index closed the year at 216 basis points, thus decreasing 283 basis points from December 2005. In 2006, the Merval stock market index increased 35.5%.
          On the fiscal front, as in the previous years, tax revenues continued to increase, mainly as a result of the strength of economic activity, the increase in prices and the significant contribution of taxes related to the labor market and to foreign trade. During 2006, primary spending increased by 26.7%, surpassing the increase of 25.4% in total revenues. The Government achieved a primary surplus of Ps.23,158 million, equivalent to 3.5% of GDP. After interest payments for Ps.11,542 million, the overall fiscal result was a surplus of Ps.11,616 million.
          The current account of the balance of payments recorded a surplus again, as a result of the still high trade-balance surplus and the low amounts of interest payments that followed the restructuring of the Argentine foreign debt. The current account to GDP ratio was 3.8% for 2006, compared to 3.1% in 2005. The trade balance, based on Argentine foreign trade official data from INDEC, reported a surplus of US$ 12,409 million during 2006, compared to US$ 11,663 million in the previous year.
          Maintaining the trend observed in 2005, the financial system evolved favorably during 2006, especially in respect of financial intermediation with the private sector. In deed, there was a strong increase in loans to the private sector and private sector deposits continued to expand.
          At the end of 2006, total deposits in the financial system exceeded those of the previous year-end by 25.4%, reaching Ps.169,284 million. Deposits of the non-financial private sector increased 22.3% in 2006, reaching Ps.121,529 million and representing 18.6% of the GDP at December 31, 2006. Public-sector deposits amounted to Ps.45,317 million (an increase of 32.1%), while deposits of the financial sector and residents abroad totaled Ps.2,436 million (an increase of 92.5%).
          With respect to private-sector deposits, time deposits recorded the highest growth rate. This trend can be explained, basically, by the increase of nominal interest rates within a context in which the Argentine Central Bank is implementing a policy of monetary sterilization and, at the same time, credit origination is expanding at a high rate. However, borrowing rates continued to be negative in real terms. Time deposits amounted to Ps.55,110 million, growing by 27.4% in 2006. Transactional deposits (current accounts and savings accounts) amounted to Ps.58,693 million, growing to a lesser extent (19.4%).

          Total loans of the financial system to the private sector increased by 40.1% from the level at the end of 2005, reaching Ps.75,091 million. While these loans continued to account for a low percentage of the GDP in comparison with similar economies or previous periods’ ratios in Argentina, the ratio between loans to the private sector and the GDP was 11.5% at fiscal year end 2006, exceeding the 10.1% ratio recorded at the end of 2005, but still far from the 23.3% level reached in 1999.
          The types of loans with the highest expansion rates were loans to consumers, consisting of loans granted through credit cards and personal loans, which amounted to Ps.7,797 million and Ps.13,067 million, respectively, as of the end of 2006. Consumer loans rose by 60.2% during 2006, thus reaching Ps.20,864 million, with the 77.0% growth experienced by personal loans being particularly remarkable. Commercial loans, mainly short-term, i.e. advances on current accounts and promissory notes, increased to Ps.9,275 million and Ps.13,096 million, respectively. The aggregate increase amounted to 38.0%, with both components growing at a similar rate. Credits collateralized with real goods had a satisfactory performance, especially pledge loans, which rose by 61.0%, attaining a year-end balance of Ps.3,823 million, while mortgage loans increased by 15.6%.
          Interest rates continued to show an increasing trend as in 2005. The cut-off rates of the primary market of peso-denominated one-year Lebac (Argentine Central Bank’s bills) increased from 8.9% as of December 31, 2005, to 11.15% as of December 31, 2006. The rate paid by the Argentine Central Bank in seven-day repo transactions with financial institutions increased from 5% as of the end of fiscal year 2005 to 5.75% at the end of the third quarter of 2006, to 6.25% at the end of 2006, while the corresponding rates for reverse repo transactions increased from 6.0% to 8.25% during the year. The upward trend in reference rates had an impact on the yields of other financial instruments. For example, the rate of peso-denominated 30-day time deposits, which averaged 6.7% during 2006, increased from an average of 5.2% in December 2005 to an average of 6.9% in September 2006, to 7.4% for December 2006.
Inflation
          The following table shows the rate of inflation, as measured by the WPI and the CPI, and the evolution of the CER and CVS indexes used to adjust the principal of certain of our assets and liabilities, for the periods indicated.

	For the 12-month period ended December 31,
(in percentages)	2006	2005	2004

Inflation (1)
Wholesale Price Index	7.14%	10.67%	7.87%
Consumer Price Index	9.84%	12.33%	6.10%
Adjustment Indexes
CER	10.04%	11.75%	5.48%
CVS (through March 31, 2004)		—	5.32%

(1)	Source: INDEC.
          In the first five months of 2007, the WPI increased 5.08% and the CPI increased 3.42%. Over the same period, the CER increased 3.98%.
Results of Operations for the Fiscal Years Ended December 31, 2006, December 31, 2005 and December 31, 2004
          We discuss below our results of operations for our fiscal year ended December 31, 2006, as compared with our results of operations for the fiscal year ended December 31, 2005. We also discuss our results of operations for our fiscal year ended December 31, 2005 as compared with our results of operations for our fiscal year ended December 31, 2004.

Net Income/Loss

	Fiscal Year Ended						Change
	December 31,						December 31,
	2006		2005		2004		2006/2005		2005/2004
	(in millions of pesos, except percentages)
Consolidated Income Statement
Financial income	Ps	.2,249.8	Ps	.2,398.6	Ps	.1,391.6	Ps	.(148.8)	Ps	.1,007.0
Financial expenses		1,871.6		1,845.9		1,167.4		25.7		678.5
Net financial income		378.2		552.7		224.2		(174.5)		328.5
Provision for losses on loans and other receivables		110.9		76.7		190.2		34.2		(113.5)
Net income from services		672.0		523.7		436.3		148.3		87.4
Administrative expenses		974.6		781.0		623.9		193.6		157.1
Minority interest		(19.0)		(34.6)		(14.3)		15.6		(20.3)
Income / (loss) from equity investments		(14.4)		6.7		3.0		(21.1)		3.7
Miscellaneous income / (loss), net		144.0		(64.3)		98.8		208.3		(163.1)
Income tax		(94.2)		(19.3)		(43.8)		(74.9)		24.5

Net income / (loss)	Ps.	(18.9)	Ps.	107.2	Ps.	(109.9)	Ps.	(126.1)	Ps.	217.1

Return on average assets (1)		0.0004%		0.59%		(0.42)%		(0.6)%		1.0%
Return on average shareholders’ equity		(1.15)		6.83		(7.32)		(8.0)		14.2

(1)	For the calculation of the return on average assets, profits or losses corresponding to minority interests are excluded from net income.
          During fiscal year 2006, we recorded a net loss of Ps.18.9 million compared with a net income of Ps.107.2 million in the prior fiscal year and a Ps.109.9 million net loss in fiscal year 2004.
          The net loss per share was Ps.0.015 during fiscal year 2006, while, in the prior fiscal year, we recorded a net profit per share of Ps.0.086. The return on average assets and the return on average shareholders’ equity were 0.0004% and (1.15)%, respectively in 2006, whereas, in fiscal year 2005, the return on average assets was a positive 0.59% return and the return on average shareholders’ equity reached 6.83%.
          Net income per share was Ps.0.086 during fiscal year 2005, while in the prior fiscal year we recorded a net loss per share of Ps.0.093. Return on average assets in 2005 was 0.59% and return on average shareholders’ equity was 6.83%, compared with a 0.42% negative return on average assets and an 7.32% negative return on shareholders’ equity in the prior fiscal year.
Fiscal Year 2006 Compared to Fiscal Year 2005
          During fiscal year 2006, we recorded a net loss of Ps.18.9 million compared with a net income of Ps.107.2 million in the prior fiscal year. The decrease was attributable, mainly, to:
•	a 31.6% reduction in net financial income, from Ps.552.7 million to Ps.378.2 million. Net financial income in 2006 included a Ps.198.4 million loss due to the valuation of public-sector assets in accordance with Argentine Central Bank rules;

•	a 24.8% increase in administrative expenses, from Ps.781.0 million to Ps.974.6 million;

•	a 44.6% increase in loan loss provisions, from Ps.76.7 million to Ps.110.9 million; and

•	a Ps.74.9 million increase in income tax charges.
These factors were partially offset by:
•	a Ps.208.3 million increase in net miscellaneous income, from Ps.(64.3) million to Ps.144.0 million, and

•	a 28.3% increase in net income from services, to Ps.672.0 million from Ps.523.7 million.

Fiscal Year 2005 Compared to Fiscal Year 2004
          During fiscal year 2005, we recorded Ps.107.2 million of net income, compared with a net loss of Ps.109.9 million in the prior fiscal year. This significant improvement was attributed mainly to:
•	a 72.4% increase in financial income, from Ps.1,391.6 million to Ps.2,398.6 million;

•	a 59.7% reduction in loan loss provisions, from Ps.190.2 million to Ps.76.7 million;

•	a 20.0% increase in net income from services, to Ps.523.7 million from Ps.436.3 million; and

•	income tax charges for Ps.19.3 million, 55.9% less than the Ps.43.8 million corresponding to the prior fiscal year.

These factors were partially offset by:

•	a 58.1% increase in financial expenses, from Ps.1,167.4 million to Ps.1,845.9 million;

•	a reduction in net miscellaneous income, from Ps.98.8 million to Ps.(64.3) million; and

•	a 25.2% increase in administrative expenses, from Ps.623.9 million to Ps.781.0 million.
Financial Income
          Our financial income was composed of the following:

	Fiscal Year Ended
	December 31,
	2006		2005		2004
	(in millions of pesos)
Income on loans and other receivables resulting from financial brokerage and premiums earned on reverse repos	Ps.	1,149.1	Ps.	899.8	Ps.	746.3
Income from government and corporate securities, net		261.2		333.1		—
CER adjustment		730.1		1,091.8		559.7
Other (1)		109.4		73.9		85.6

Total	Ps.	2,249.8	Ps.	2,398.6	Ps.	1,391.6

(1)	Reflects income from financial leases, net, and differences in the quotation of gold and foreign currency as well as premiums on forward sales of foreign exchange. Also includes CVS adjustment in the amount of Ps.28.9 million for fiscal year 2004.
          The following table shows our yields on interest-earning assets and cost of funds:

	As of December 31,
	2006			2005			2004
	Average			Average			Average
	Balance		Rate	Balance		Rate	Balance		Rate
	(in millions of pesos, except rates)
Interest-Earning Assets	Ps.	21,752.6	8.84%	Ps.	21,844.2	10.60%	Ps.	20,735.4	6.06%

Government Securities		4,675.8	6.68		5,747.7	11.78		3,238.7	(0.29)
Loans		10,851.0	12.21		9,746.9	14.00		11,137.9	9.87
Other (1)		6,225.8	4.57		6,349.6	4.30		6,358.8	2.61

Interest-Bearing Liabilities	Ps.	18,894.0	8.79%	Ps.	19,437.8	9.24%	Ps.	18,294.0	5.71%

Current accounts		658.8	3.19		615.0	2.49		434.0	1.11
Saving accounts		1,789.3	0.25		1,388.0	0.34		1,034.5	0.41
Time deposits		5,297.9	7.84		4,119.1	5.99		3,317.5	4.05
Argentine Central Bank (2)		6,083.1	12.65		8,341.6	14.11		8,165.6	8.56
Debt securities		3,432.4	8.59		3,528.6	6.63		3,190.6	0.87
Other interest-bearing liabilities		1,632.5	9.48		1,445.5	8.16		2,151.8	8.14

	As of December 31,
	2006		2005		2004
	Average		Average		Average
	Balance	Rate	Balance	Rate	Balance	Rate
	(in millions of pesos, except rates)
Spread and Net Yield
Interest spread, nominal basis (3)		0.05%		1.36%		0.35%
Net yield on interest-earning assets (4)		1.21		2.38		1.02
Financial margin (5)		1.74		2.53		1.08

(1)	Includes amounts corresponding to the Compensatory Bond and the Hedge Bond.

(2)	Includes the financial assistance from the Argentine Central Bank and the advance to be granted by the Argentine Central Bank for the subscription of the Hedge Bond.

(3)	Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. Interest rates include the CER adjustment.

(4)	Net interest earned divided by average interest-earning assets. Interest rates include the CER adjustment.

(5)	Represents net financial income, divided by average interest-earning assets.
Fiscal Year 2006 Compared to Fiscal Year 2005
          Financial income amounted to Ps.2,249.8 million, showing a 6.2% decrease from the Ps.2,398.6 million recorded in fiscal year 2005. The decrease in financial income was the result, mainly, of a lower average yield on interest-earning assets, since the total average volume remained at levels similar to those of the previous fiscal year.
          The average yield on interest-earning assets was 8.84% in 2006, with a 176 basis points decrease, which can be explained by: i) a 510 basis points decrease in the average interest rate payable on government securities and ii) a 179 basis points decrease in the average interest rate payable on loans. The 27 basis points increase in the average rate on other interest-earning assets slightly offset those effects. As regards average interest-earning assets, they decreased slightly (0.4%) from Ps.21,844.2 million to Ps.21,752.6 million. This decrease was due to: i) an 18.6% decrease in the average balance of the net position in government securities, from Ps.5,747.7 million in the prior fiscal year to Ps.4,675.8 million in 2006, and ii) a 1.9% decrease in the average balance of other interest-earning assets, from Ps.6,349.6 million to Ps.6,225.8 million. These decreases were partially offset by the 11.3% increase in the average total loan portfolio.
          The average total loan portfolio amounted to Ps.10,851.0 million, 11.3% higher than the Ps.9,746.9 million for fiscal year 2005. This increase was due to a Ps.1,574.4 million increase in average loans to the private sector, partially offset by a Ps.470.3 million decrease in average loans to the public sector. The decrease in average loans to the public sector was mainly due to the sales of Secured Loans undertaken in 2006.
          In respect of loans to the private sector, there was a significant increase in the volume of such loans granted during 2006, which implied a 32.1% increase in the fiscal year’s average balance when compared to that of the prior fiscal year. It is worth mentioning that this increase is net of the portfolio transferred to financial trusts during the fiscal year and of the fiscal year write offs.
          The estimated market share of the Bank (on an individual basis and excluding the regional credit-card companies’ loan portfolios) in the Argentine financial system’s total loans to the private sector was 7.21% as of December 31, 2006, whereas said market share was 7.33% as of December 31, 2005. The transfer of loan portfolios to financial trusts has had an impact on these figures. The following table shows our market shares:

	Fiscal Year Ended
	December 31,
	2006	2005	2004
	(in percentages)
Total Deposits	6.18%	5.93%	5.18%
Private-Sector Deposits
Total	8.43	7.96	7.07
Deposits in Current and Savings Accounts and Non-Restructured Time Deposits	8.86	8.39	7.45

Total Loans	8.13	9.80	9.16
Private-Sector Loans	7.21%	7.33%	6.43%

(*)	Banco de Galicia y Buenos Aires S.A., only, within the Argentine financial system. Based on daily information on deposits and loans prepared by the Argentine Central Bank using-end of month balances.
          The average yield on total loans, including the CER adjustment, was 12.21% in 2006 compared to 14.00% in 2005. The private-sector loan portfolio accrued at a 12.79% average interest rate and the public-sector loan portfolio accrued at a 11.36% average interest rate.
          The yield on loans to the public sector, mostly Secured Loans, was affected mainly by: i) the reduction in the CER adjustment, which decreased from 11.75% in 2005 to 10.08% in 2006, and ii) the adjustment to the valuation of such loans, pursuant to Communiqué “A” 3911 and complementary rules, which yielded a Ps.122.3 million loss in 2006. This resulted from the fact that the discount rate set forth by the Argentine Central Bank to determine the present value of the public-sector portfolio was higher in 2006 than the average yield on Secured Loans, a situation that did not occur in 2005.
          The average interest rate on peso-denominated loans to the private sector decreased by 93 basis points, from 15.58% in 2005 to 14.65% in 2006. This variation was mainly due to the decrease in the average yield on CER-adjusted operations, as discussed in the previous paragraph, and also due to the fact that the average yield on these operations in fiscal year 2005 included certain non-recurring financial income related to the restructuring of certain loan portfolios. This effect was partially offset, mainly, by the increase in the average interest rate accrued on peso-denominated loans.
          The average interest rate on foreign-currency denominated loans to the private sector increased by 163 basis points, from 4.00% in 2005 to 5.63% in 2006, in line with the increase in international rates since early 2005.
          The average position in government securities was Ps.4,675.8 million in 2006, 18.6% lower than the Ps.5,747.7 million in 2005. This variation was composed of a Ps.1,444.3 million decrease in 2006 (from Ps.4,945.8 million in 2005 to Ps.3,501.5 million in 2006) in the average balance of the government securities position in pesos and a Ps.372.4 million increase in 2006 (from Ps.801.9 million in 2005 to Ps.1,174.3 million in 2006) in the average balance of the government securities position in US dollars. The lower position in pesos was mainly due to: i) the settlement, on December 1, 2006, of 90.8% of the advance for the acquisition of the Hedge Bond using Bogar Bonds allocated as collateral for a face value of Ps.1,111.6 million, and ii) the sales of Bogar Bonds undertaken in 2006. The higher position in US dollars mainly reflects the delivery to the Bank, on December 1, 2006, of the Boden 2012 Bonds corresponding to the 90.8% of the Hedge Bond. Until November 30, 2006, those bonds were recorded under the “Other Receivables Resulting from Financial Brokerage” item, since they represented a right; once delivered, these bonds were recorded under “Government Securities”.
          The average yield on the government securities position declined by 510 basis points in 2006, from 11.78% in 2005 to 6.68% in 2006. This variation was composed by a 615 basis points decrease in 2006 in the average interest rate on government securities in pesos and a 306 basis points increase in the average interest rate on government securities in US dollars. The decrease in the average interest rate on government securities in pesos was mainly due to: i) the lower yield on the Bogar Bonds portfolio, since these bonds were adjusted by the CER, and ii) to the adjustment to their valuation pursuant to Communiqué “A” 3911 and complementary rules, which yielded a Ps.76.1 million loss in 2006; while, in the previous fiscal year, it had represented a Ps.92.3 million profit. On the contrary, during 2005, Bogar Bonds delivered as collateral for the financial assistance of the Argentine Central Bank were released as a result of the payments made on such liability and these Bogar Bonds were allocated as collateral for the advance for the acquisition of the Hedge Bond. It is worth mentioning that, according to Argentine Central Bank regulations, the assets applied as collateral for this advance are excluded from the valuation at present value, whereas those assets used as collateral for the financial assistance are included. Consequently, in 2005, the release of Bogar Bonds and its allocation as collateral for the advance resulted in a net profit from the valuation of public-sector assets of Ps.92.3 million.
          The Ps. 76.1 million loss in fiscal year 2006 due to the adjustment to the valuation of the Bogar Bonds portfolio was a consequence of the Ps.109.1 million loss related to the settlement of the advance for the acquisition of 90.8% of the Hedge Bond on December 1, 2006, which was partially offset in the first quarter by the profit generated by the release of Bogar Bonds granted as collateral for the financial assistance of the Argentine Central Bank and its allocation as collateral for this advance.
          The increase of the average interest rate on government securities in US dollars in 2006 was mainly due to the increase of the Libo rate, related to yield on the Boden 2012 Bonds.
          The “Other Interest-Earning Assets” item was mainly comprised of the Compensatory and Hedge Bonds to be received, as compensation for the asymmetric pesification, and recorded under “Other Receivables Resulting from Financial Brokerage”. By the end of 2005, the Argentine Central Bank delivered to the Bank the Boden 2012 Bonds corresponding to the Compensatory Bond and, on December 1, 2006, the Argentine Central Bank delivered to the Bank the Boden 2012 Bonds corresponding to 90.8% of the Hedge Bond. The delivery of these bonds implied that they became freely available to the Bank and, thus, their recording under the “Government Securities” item, as mentioned above. Since the delivery of said bonds took place by the end of 2006, it did not have a significant impact on the average balance of the “Other Interest-Earning Assets” item for the fiscal year. The average yield on the “Other Interest-Earning Assets” increased 27 basis points, mainly due to: i) a 66 basis points increase in the average yield on the other assets denominated in US dollars, mainly due to the increase, during the fiscal year, in the average Libo rate related to the yield of the Boden 2012 Bonds pending delivery and recorded under this item, and ii) a 144 basis points decrease in the average yield on other assets denominated in pesos, mainly as a consequence of the lower variation of the CER during 2006 (as discussed in previous paragraphs), which influenced mainly the yield of the securities issued by the Galtrust I Financial Trust, the principal of which was adjusted by such coefficient and which was recorded under this item, among others.
          Financial income for fiscal year 2006 included a Ps.79.2 million profit due to the difference between the market price and the book value of 2019 Notes that were sold and a Ps.33.8 million profit due to the increase in the market value of the 2014 Notes acquired with the proceeds of such sale.
          Financial income for fiscal year 2006 also included a Ps.76.2 million profit from foreign-exchange quotation differences, which included a Ps.60.5 million profit from foreign-exchange brokerage activities.
Fiscal Year 2005 Compared to Fiscal Year 2004
          Financial income amounted to Ps.2,398.6 million in 2005, showing a 72.4% increase compared to the Ps.1,391.6 million recorded in fiscal year 2004.
          The increase in financial income was the result of a higher average yield on interest-earning assets in 2005 as well as of the higher average volume of these assets. The average yield on interest-earning assets was 10.60% in 2005, with a 454 basis points increase from 6.06% in fiscal year 2004, which can be explained by: i) a Ps.1,207 basis points increase in the average yield on government securities, ii) a 413 basis points increase in average yield on loans, and iii) a 169 basis points increase in the yield on other interest-earning assets. Average interest-earning assets increased by 5.3%, up from Ps.20.7 million in 2004 to Ps.21,844.2 million, mainly as a consequence of a 77.5% increase in the net position in government securities and a 12.5% decrease in the average total loan portfolio.
          The average total loan portfolio amounted to Ps.9,746.9.8 million in 2005, 12.5% lower than the Ps.11,137.9 million for fiscal year 2004. This decline was due to a Ps.2,176.9 million decrease in average loans to the public sector, partially offset by a Ps.785.9 million increase in average loans to the private sector. The decrease in average loans to the public sector in 2005 was mainly due to the reclassification of the holdings of Bogar Bonds from “Loans” to “Government Securities,” in the last quarter of 2004.

          In respect of the private sector, there was a significant increase in the volume of loans granted during 2005, which implied a 19.1% increase in the average balance for 2005 when compared to that of the prior fiscal year. This increase is net of the portfolio transferred to financial trusts and of the fiscal year 2005 write offs.
          Based on the daily information published by the Argentine Central Bank, the Bank’s estimated loan market share in the Argentine financial system (on an unconsolidated basis and excluding the regional credit-card companies’ loan portfolio) was 9.71% as of December 31, 2005 and 9.16% as of December 31, 2004. Also, if we take into consideration only the loans to the private sector, the Bank’s market share reached 7.31% in 2005, with an increase of 0.88 percentage points from December 31, 2004.
          The average yield on total loans, including the CER adjustment, was 14.00% in 2005 compared to 9.87% in 2004. In 2005, the private-sector loan portfolio accrued at a 13.24% average interest rate and the public-sector loan portfolio accrued at a 14.77% average interest rate. The yield on public-sector loans, mostly Secured Loans, increased in 2005 due to the increase in the CER adjustment, which went from 5.48% in 2004 to 11.75% in 2005.
          The average interest rate on peso-denominated private-sector loans increased by 31 basis points, from 15.27% in 2004 to 15.58% in 2005. This variation was mainly due to the increase in the average yield on CER-adjusted operations, since this index increased 5.48% in 2004 and 11.75% in 2005. This effect was partially offset, mainly, by the decrease in the average interest rate accrued during 2005 on the peso-denominated portfolio of the regional credit-card companies, which stemmed, mainly, from the trend of the reference interest rate to be applied to these transactions published by the Argentine Central Bank.
          The average position in government securities was Ps.5,747.7 million in 2005, 77.5% higher than the Ps.3,238.7 million for 2004. This variation was composed of a Ps.3,719.1 million increase (from Ps.1,226.7 million in 2004 to Ps.4,945.8 million in 2005) in the average balance of the government securities position in pesos and a Ps.1,210.1 million decrease (from Ps.2,012.0 million in 2004 to Ps.801.9 million in 2005) in the average balance of the government securities position in US dollars. The higher position in pesos was mainly due to: i) the above-mentioned reclassification of Bogar Bonds and ii) the option by the Bank, in January 2005, to receive Discount Bonds in Pesos and GDP-Linked Units in exchange for External Notes, which were denominated in US dollars, which implied a decrease in US dollar-denominated assets and the corresponding increase in peso-denominated assets. The lower position in US dollars was mainly due to the above and to a lower balance of Boden 2012 Bonds, essentially due to the use of US$ 196 million of face value of these securities in the debt exchange offer carried out by Galicia Uruguay during May 2005.
          The average yield of the government securities position increased by 1,207 basis points, from a negative rate of 0.29% in 2004 to 11.78% in 2005. This variation was composed of a 696 basis points increase in 2005 in the average interest rate on government securities in pesos and a 641 basis points increase in 2005 in the average interest rate on government securities in US dollars. The increase in the average interest rate on peso-denominated government securities was mainly due to: i) the Bogar Bonds valuation, since they were adjusted by the CER, which increased 5.48% during 2004 and 11.75% in 2005, and ii) to the adjustment to the valuation of peso-denominated securities pursuant to Communiqué “A” 3911, as supplemented, which yielded a positive result for fiscal year 2005 of Ps.92.3 million, while in the previous fiscal year it had represented a Ps.87.3 million loss. This was the result of the fact that, during 2005, Bogar Bonds delivered as collateral for the financial assistance of the Argentine Central Bank were released (as a result of the payments made and the replacement thereof by Secured Loans) and used as collateral for the advance for the subscription of the Hedge Bond. The assets used as collateral for this advance were excluded from the valuation at present value, pursuant to Communiqué “A” 3911, as supplemented. The application of said regulations resulted in a Ps.92.3 million net profit from the valuation of public sector assets.
          Given the valuation rules established by the Argentine Central Bank, the exchange of External Notes for Discount Bonds in Pesos did not have a significant effect on our income statement. For more information, see Item 4. Information on the Company—Selected Statistical Information—Government Securities.”
          The increase in the average yield on the government securities position in US dollars in 2005 was mainly due to: i) the adjustment to the valuation of the External Notes during fiscal year 2004, pursuant to the provisions of Communiqué “A” 4084 of the Argentine Central Bank and supplementary regulations, which entailed a Ps.106 million loss during 2004, and ii) the increase of the Libo rate, related to the Boden 2012 Bonds yield, during 2005.

          The “Other Interest-Earning Assets” item was mainly comprised of the Compensatory Bond and Hedge Bond to be received, as compensation for the asymmetric pesification, and recorded under “Other Receivables Resulting from Financial Brokerage.”
          The average yield on the item “Other Interest-Earning Assets” increased 169 basis points in 2005, mainly due to: i) a 183 basis points increase in the average yield of other assets denominated in pesos, mainly as a consequence of the higher variation of the CER during 2005, which influenced the yield of the securities issued by the Galtrust I Financial Trust, the principal of which is adjusted by such coefficient and which were recorded under this item, among others; and ii) a 144 basis points increase in the average yield of other assets denominated in dollars, mainly due to the increase in the Libo rate during 2005, at which rate the Compensatory Bond and the Hedge Bond accrue interest.
          Financial income for fiscal year 2005 included a Ps.58.7 million profit from foreign-exchange quotation differences, which included a Ps.54.3 million profit from foreign exchange brokerage activities.
Financial Expenses
     Our financial expenses were composed of the following:

	Fiscal Year Ended
	December 31,
	2006		2005		2004
	(in millions of pesos)
Interest on deposits	Ps.	346.1	Ps.	172.3	Ps.	115.7
Negotiable Obligations		314.8		234.1		122.3
Expenses from Government and Corporate Securities, Net		—		—		7.0
Contributions and taxes		68.6		48.8		48.8
CER adjustment		697.7		1,006.8		501.8
Other (1)		444.4		383.9		371.8

Total	Ps.	1,871.6	Ps.	1,845.9	Ps.	1,167.4

(1)	Includes accrued interest on liabilities resulting from financial brokerage with banks and international entities and premiums payable on repos.
          Fiscal Year 2006 Compared to Fiscal Year 2005
          Financial expenses for 2006 amounted to Ps.1,871.6 million, 1.4% higher than the Ps.1,845.9 million recorded in 2005.
          It should be pointed out that the loss from the valuation of Secured Loans (Ps.122.3 million in 2006), pursuant to the rules set forth in Communiqué ”A” 3911 and complementary rules, is recorded under “Other” in the table above, whereas in the table named “Yield on Interest-Earning Assets and Cost of Funds,” it is recorded netting the average yield on loans to the public sector. Adjusted for this effect, financial expenses in fiscal year 2006 amounted to Ps.1,749.3 million, Ps.96.6 million (5.2%) lower than those of the previous fiscal year. This decrease stemmed from a 45 basis points decrease in the average cost of funds and a 2.8% decrease in the average balance of interest-bearing liabilities.
          Average interest-bearing liabilities amounted to Ps.18,894.0 million in 2006, compared to Ps.19,437.8 million in 2005. This decline was attributable, mainly, to a 27.1% decrease in liabilities with the Argentine Central Bank that amounted, on average, to Ps.2,258.5 million in 2006, which decrease was partially offset by a Ps.1,623.9 million increase in 2006 in the average balance of interest-bearing deposits, which increased from Ps.6,122.1 million to Ps.7,746.0 million.
          The increase in the average balance of interest-bearing deposits was mainly the result of the strong increase in the Bank’s deposits in Argentina, in current accounts, savings accounts and time deposits. Considering the final balances of the Bank’s total deposits in Argentina, this increase totaled Ps.2,487.8 million in 2006, equivalent to a 30.7% increase from the prior fiscal year-end total.
          Of the total average interest-bearing deposits in 2006, Ps.1,369.9 million were dollar-denominated and Ps.6,376.1 million were peso-denominated, compared with Ps.1,210.1 million and Ps.4,912.0 million, respectively, in 2005.
          Considering only private-sector deposits in current and savings accounts and time deposits (excluding restructured deposits), raised only by the Bank in Argentina, the estimated deposit market share of the Bank in the Argentine financial system increased to 8.86% as of December 31, 2006, compared to 8.39% as of December 31, 2005.
          The average rate on interest-bearing deposits was 5.69% in 2006, 133 basis points higher than the 4.36% average rate for 2005. Peso-denominated deposits (including those adjusted by CER) in 2006 accrued at a 6.76% average interest rate, compared to a 5.27% average interest rate in 2005. This increase was a result, mainly, of the increase in the peso borrowing interest rates experienced by the market as a whole during 2006. Likewise, the cost of US dollar-denominated deposits was 0.70% in 2006, 5 basis points higher than the 0.65% average cost for fiscal year 2005. The interest rate increase recorded was in line with the one experienced by the market as a whole.
          The “Argentine Central Bank” item recorded an average balance in 2006 that was Ps.2,258.5 million lower than the Ps.8,341.6 million of fiscal year 2005, and an average cost of 12.65%, 146 basis points lower than the 14.11% average cost for fiscal year 2005. This item shows the average balance of the financial assistance from the Argentine Central Bank and of the advance for the acquisition of the Hedge Bond. End-of-period balances, as of December 31, 2006, amounted to Ps.2,688.7 million and Ps.336.8 million, respectively, compared to Ps.5,314.9 million and Ps.3,296.6 million, respectively, at the close of the previous fiscal year. The Ps.2,626.2 million decrease in the balance of the financial assistance from the Argentine Central Bank was a consequence of the payments made during the period on such liability, partially offset by the CER adjustment of its principal. The Ps.2,959.8 million decrease in the balance of the advance for the acquisition of the Hedge Bond was due to the settlement of 90.8% of such advance.
          The average balance of debt securities was Ps.3,432.4 million in 2006, Ps.96.2 million lower than the Ps.3,528.6 million for 2005. This decrease was related, mainly, to the payment of principal amortization installments on 2007 Notes and 2010 Notes of the Bank and negotiable obligations issued by Galicia Uruguay. The average cost was 8.59% in 2006, while, for the prior fiscal year, it had been 6.63%. The increase was mainly due to the increase in the Libo rate and to the 1% step up in the interest rate on the 2014 Notes, which rose from 4% per annum to 5% per annum beginning January 1, 2006 as per contractual terms.
          The average balance of the “Other Interest-Bearing Liabilities” item was Ps.1,632.5 million in 2006, with an average rate of 9.48% while, for 2005, the average balance amounted to Ps.1,445.5 million and the average rate was 8.16%. This item records, mainly, US dollar-denominated debt with banks and international credit agencies, and US dollar-denominated obligations in connection with repo transactions of government securities. These liabilities accrue a variable rate based on the Libo rate, which was higher in 2006 than in 2005. The increase in the balance can be attributed, mainly, to the increase in the balance of obligations in connection with repo transactions.
Fiscal Year 2005 Compared to Fiscal Year 2004
          Financial expenses for fiscal year 2005 amounted to Ps.1,845.9 million, increasing 58.1% in comparison with the Ps.1,167.4 million of 2004. This increase stemmed from an increase of 353 basis points in the average cost of funds and a 6.3% increase in the average balance of interest-bearing liabilities.
          Average interest-bearing liabilities amounted to Ps.19,437.8 million in 2005, compared to Ps.18,294.0 million for 2004. This increase was mainly explained by a 27.9% increase in the volume of interest-bearing deposits, which increased from Ps.4,786.0 million in 2004 to Ps.6,122.1 million in 2005.

          The increase in the average balance of interest-bearing deposits was mainly the result of the strong growth in the Bank’s deposits in Argentina, in current accounts, savings accounts and time deposits. Considering the final balances of the Bank’s total deposits, this increase was of Ps.2,138.7 million in 2005, equivalent to a 35.9% increase compared to the prior fiscal year-end total. This increase was partially offset by: (i) the exchange of US dollar-denominated restructured liabilities (deposits and negotiable obligations) for cash and Boden 2012 Bonds undertaken by Galicia Uruguay and finalized in May 2005, and (ii) the payment by Galicia Uruguay, in September 2005, of the installment established in the restructuring schedule of its liabilities.
          Of the total fiscal year 2005 average interest-bearing deposits, Ps.1,210.1 million were dollar-denominated and Ps.4,912.0 million were peso-denominated, compared with Ps.1,425. million and Ps.3,360.5 million, respectively, in 2004.
          Considering only private-sector deposits raised by the Bank in Argentina only, the estimated deposit market share of the Bank in the Argentine financial system increased to 7.97% as of December 31, 2005, compared to 7.07% as of December 31, 2004.
          The average cost of interest-bearing deposits in fiscal year 2005 was 4.36%, 136 basis points higher than the 3.00% average cost for the prior fiscal year. Peso-denominated deposits (including those adjusted by CER) accrued at a 5.27% average interest rate in 2005, as compared to a 3.73% average interest rate in 2004. This increase was a result, mainly, of the increase in the peso borrowing interest rates experienced by the market as a whole during 2005, together with the higher CER adjustment in 2005 compared to 2004, which was applied to adjustable deposits. Likewise, the cost of US dollar-denominated deposits was 0.65%, 63 basis points lower than the 1.28% rate corresponding to fiscal year 2004, as a consequence, mainly, of the lower share of Galicia Uruguay’s deposits throughout the year.
          In 2005, the item “Argentine Central Bank” recorded an average balance that was Ps.176.0 million higher than the Ps.8,165.6 million of 2004, and an average cost of 14.11%, 555 basis points higher than the 8.56% interest rate for 2004. This item shows the average balances of the financial assistance of the Argentine Central Bank and of the advance from the Argentine Central Bank for the acquisition of the Hedge Bond. End-of-period balances, as of December 31, 2005, amounted to Ps.5,314.9 million and Ps.3,296.6 million, respectively, compared to Ps.5,707.0 million and Ps.2,720.7 million, respectively, at the end of 2004. The Ps.392.1 million decrease in the balance of the financial assistance of the Argentine Central Bank in 2005 was a consequence of the payments made during such year on this liability, partially offset by its principal’s adjustment by the CER. The Ps.575.9 million increase in 2005 in the balance of the advance for the acquisition of the Hedge Bond was due to the CER adjustment during the year and to the determination, during the first quarter of 2005, of the final amount of the compensation due to the Bank for the asymmetric pesification.
          The average balance of debt securities in fiscal year 2005 was Ps.3,528.6 million, higher than the Ps.3,190.6 million corresponding to the prior fiscal year. The increase in the average balance of debt securities is basically related to the decisions made by creditors in the restructuring of the Bank’s and the Cayman Branch’s foreign debt undertaken in 2004. Given that bank creditors chose to receive bonds, the average balance of debt securities in 2004 was higher than that of 2003 but did not reflect the whole impact of such elections, which was indeed recorded in 2005, since the restructuring took place by the middle of 2004. This effect was partially offset, mainly, by: i) the exchange of liabilities restructured as negotiable obligations for cash and Boden 2012 Bonds undertaken by Galicia Uruguay during the second quarter of fiscal year 2005, and iii) the payment of the first amortization installment of the debt instruments issued in the restructuring of the debt of the former New York Branch. The average cost was 6.63% in 2005, while for the prior fiscal year it had been 0.87%. It is worth mentioning that the average cost for 2004 was significantly influenced by the reduction in principal and interest that resulted from the restructuring of the Bank’s foreign debt completed in May 2004, which generated a Ps.142.5 million profit, partially offset by taxes in the amount of Ps.22.8 million.
          The average balance of the item “Other Interest-Bearing Liabilities” was Ps.1,445.5 million in 2005, with an average rate of 8.16% while, for 2004, the average balance amounted to Ps.2,151.8 million and the average rate was 8.14%. This item included, among other things, the loans from international banks and credit agencies, which balance decreased in 2005 mainly due to the same reason explaining the increase in the average balance of debt securities noted in the previous paragraph. Also, this item included obligations in connection with repo transactions of Boden 2012 Bonds. These liabilities accrued a variable rate based on the Libo rate.
Net Financial Income
          Like in the prior fiscal year, but more significantly in 2006, the net financial income was influenced by the negative effect of the postponement of the execution of the advance for the acquisition of the Hedge Bond, which took place only in December 2006. This postponement implied carrying an asset denominated in US dollars (two past due Boden 2012 Bonds coupons corresponding to the Hedge Bond) and a CER-adjusted liability (two past due installments of the advance for the acquisition of the Hedge Bond). The past due amounts stopped accruing the Libo rate and the 2% per annum interest rate, respectively. In addition, in 2006, the net financial income was negatively impacted by the losses from the matched foreign-currency position and from the valuation of public-sector assets in accordance with Argentine Central Bank rules.
          Net financial income for fiscal year 2006 amounted to Ps.378.2 million and the corresponding financial margin was 1.74%. In 2005, the corresponding figures were Ps.552.7 million and 2.53%, respectively. In 2004, the net financial income amounted to Ps.224.2 million and the financial margin was 1.08%.
          Net financial income increased in 2005 as compared with 2004 as a result of a 101 basis points increase in the average spread, from 0.35% in fiscal year 2004 to 1.36% in fiscal year 2005, accompanied by an increase in average interest-earning assets. The increase in the spread for fiscal year 2005 reflects a greater increase in the average yield of interest-earning assets than in the cost of funds (454 basis points compared to 353 basis points). The latter was mainly due to (i) an increase in the average yield on interest-earning assets and (ii) to the greater participation of deposits in our total average funding (from 26.2% in fiscal year 2004 to 31.5% in fiscal year 2005), with an increase in the average cost of deposits of only 136 basis points in fiscal year 2005. In addition, the 2005 yield on interest-earning assets included a Ps.92.3 million gain from the valuation of public-sector assets in accordance with Argentine Central Bank rules.
          The decrease in net financial income for fiscal year 2006 was attributable to greater losses from the valuation of public-sector assets in 2006, and to the postponement of the delivery of the Hedge Bond.
Provision for Losses on Loans and Other Receivables
          Provisions for losses on loans and other receivables amounted to Ps.110.9 million in fiscal year 2006, up 44.6% from the Ps.76.7 million recorded in the prior fiscal year. Of the provisions of fiscal year 2006, the amount of Ps.20.3 million corresponded to the establishment of the reserve on normal portfolios required by applicable regulations.
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
          For more information on asset quality, see Item 4. “Information on the Company—Selected Statistical Information—Analysis of Amounts Past Due and Non-Accrual Loans” and “—Selected Statistical Information— Analysis of the Allowance for Loan Losses”.
Net Income from Services
          Our net income from services consisted of:

	Fiscal Year Ended						% Change
	December 31,						December 31,
	2006		2005		2004		2006/2005	2005/2004
	(in millions of pesos)						(in percentages)
Income from
Credit cards	Ps.	473.6	Ps.	361.5	Ps.	315.1	31.0%	14.7%
Deposits accounts		125.7		102.7		80.3	22.4	27.9
Credit-related fees		19.4		19.6		21.6	(1.0)	(9.3)
Check collection		18.3		12.4		10.1	47.6	22.8
Collection services (taxes and utility bills)		11.2		9.5		8.3	17.9	14.5
Foreign trade		31.9		24.5		19.9	30.2	23.1
Insurance		48.9		34.4		27.3	42.2	26.0
Other (1)		124.1		81.1		46.5	53.0	74.4

Total Income	Ps.	853.1	Ps.	645.7	Ps.	529.1	32.1%	22.0%

Total Expenses	Ps.	181.1	Ps.	122.0	Ps.	92.8	48.4%	31.5%

Net Income from Services	Ps.	672.0	Ps.	523.7	Ps.	436.3	28.3%	20.0%

(1)	Includes fees from market making in government securities, investment banking activities, asset management, safe deposit boxes and cash management.
Fiscal Year 2006 Compared to Fiscal Year 2005
          Net income from services in 2006 amounted to Ps.672.0 million, up 28.3% from the Ps.523.7 million recorded in the previous fiscal year. Nearly all categories increased, mainly as a consequence of a significant increase in the volume of transactions together with an increase, in the third and fourth quarter of 2006, in the price of certain services.
          The Bank’s individual income from credit and debit card operations in 2006 was Ps.170.7 million, up 33.3% from the Ps.128.1 million recorded in the prior fiscal year. This higher income was attributable not only to the greater number of credit cards, but also to the greater average purchases made with such cards recorded during the year. The total number of cards managed by the Bank (excluding those managed by the regional credit-card companies) increased 30.1% in 2006, reaching 894,036 as of December 31, 2006, as compared to 687,073 as of December 31, 2005.
          Income from services corresponding to the regional credit-card companies was Ps.302.9 million in 2006, 29.8% higher than the Ps.233.4 million recorded in 2005. This increase was mainly due to the increase in the average number of managed credit cards and to the significant increase in the purchases made with these credit cards in 2006. These companies managed 3.4 million cards as of December 31, 2006, a 39.1% increase from December 31, 2005.
Fiscal Year 2005 Compared to Fiscal Year 2004
          Net income from services in 2005 amounted to Ps.523.7 million, 20.0% higher than the Ps.436.3 million recorded in the previous fiscal year. Nearly all categories increased, mainly as a consequence of a significant increase in the volume of operations together with an increase, in the third quarter of 2005 and the third quarter of 2004, in the price of certain services.
          Income from credit and debit cards of Ps.361.5 million in 2005 contained Ps.233.4 million of income from the regional credit-card companies. These companies managed 2.4 million cards as of December 31, 2005, a 28.3% increase from December 31, 2004. Income from services of the regional credit-card companies in 2005 increased 14.8% from the prior fiscal year, due to the increase in the average number of cards managed and to the fact that the purchases made with these cards increased significantly in the fiscal year.

          The Bank’s income from credit and debit card operations not related to the regional credit-card companies in 2005 was Ps.128.1 million, with a 14.6% increase over the Ps.111.8 million recorded in the prior fiscal year. This higher income was attributable not only to the higher number of credit cards but also to the higher average use of such cards recorded during the year. The number of cards managed by the Bank (excluding those managed by the regional credit-card companies) increased 17.4%, reaching 687,073 as of December 31, 2005, compared to 585,456 as of December 31, 2004.
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
          Expenses from services increased 31.5% in 2005, from Ps.92.8 million in fiscal year 2004 to Ps.122.0 million.
          The following table sets forth the number of credit cards outstanding on the dates indicated:

				% Change
	December 31,			December 31,
Credit Cards	2006	2005	2004	2006/2005	2005/2004
	(number of credit cards, except purchases in millions of pesos)			(percentages)
Visa	721,105	578,211	492,918	24.7	17.3
“Gold”	124,287	102,669	81,445	21.1	26.1
International	387,485	299,269	278,298	29.5	7.5
Domestic	198,409	169,434	131,106	17.1	29.2
“Business”	10,877	6,839	2,069	59.0	230.5
“Corporate”	47	—	—	—	—
American Express	131,660	94,869	89,307	38.8	6.2
“Gold”	56,563	43,834	37,781	29.0	16.0
International	75,097	51,035	51,526	47.1	(1.0)
MasterCard	41,271	13,993	3,231	194.9	333.1
“Gold”	10,437	2,987	474	249.4	530.2
MasterCard	29,765	10,817	2,704	175.2	300.0
Argencard	1,069	189	53	465.6	256.6
Regional Credit-Card Companies	3,399,375	2,444,526	1,905,423	39.1	28.3
Visa	1,068,702	594,802	394,619	79.7	50.7
Mastercard	122,683	—	—	—	—
Local Brands	2,207,990	1,849,724	1,510,804	19.4	22.4

Total	4,293,411	3,131,599	2,490,879	37.1	25.7

Amount of Purchases (in millions of pesos)	8,029.7	4,943.6	3,720.1	62.4	32.9

Administrative Expenses
          The following table sets forth the components of our administrative expenses:

	Fiscal Year Ended						% Change
	December 31,						December 31,
	2006		2005		2004		2006/2005	2005/2004
	(in millions of pesos)						(in percentages)
Salaries and social security contributions	Ps.	415.4	Ps.	330.5	Ps.	242.0	25.7%	36.6%
Property-related expenses		65.1		57.7		55.6	12.8	3.8
Personnel services		46.6		30.0		27.0	55.3	11.1
Advertising and publicity		84.5		68.2		37.8	23.9	80.4
Amount accrued in relation to directors’ and syndics’ compensation		6.0		5.8		4.1	3.4	41.5
Electricity and communications		41.1		31.1		27.0	32.2	15.2
Taxes		50.5		37.4		40.9	35.0	(8.6)
Other		265.4		220.3		189.5	20.5	16.3

Total	Ps.	974.6	Ps.	781.0	Ps.	623.9	24.8%	25.2%

Fiscal Year 2006 Compared to Fiscal Year 2005
          In 2006, administrative expenses amounted to Ps.974.6 million, up 24.8% from the Ps.781.0 million recorded in the prior fiscal year.
          Personnel expenses (salaries and social security contributions together with expenses due to personnel services) increased 28.2% in the aggregate in 2006, from Ps.360.5 million in 2005 to Ps.462.0 million in 2006. This increase was mainly due to higher salaries and to an increase in staff. The Bank’s staff (including the consolidated companies’ staff) grew 17.0%, from 6,735 employees in 2005 to 7,878 employees in 2006, as a consequence of the higher level in the Bank’s activity and due to the resulting expansion in the distribution network, comprising both bank branches and offices of the regional credit-card companies.
          The remaining administrative expenses amounted to Ps.512.6 million in 2006, reflecting a 21.9% increase in comparison with the Ps.420.5 million for the prior fiscal year, with increases recorded in all components. These increases were associated with the higher level of activity and to the higher inflation over the year. Among the remaining administrative expenses, a significant item was advertising and publicity, which increased 23.9% in 2006.
Fiscal Year 2005 Compared to Fiscal Year 2004
          Administrative expenses in 2005 amounted to Ps.781.0 million, 25.2% higher than the Ps.623.9 million recorded in the prior fiscal year.
          Personnel expenses (salaries and social security contributions and expenses due to personnel services) increased 34.0% in the aggregate, from Ps.269.0 million in 2004 to Ps.360.5 million in 2005. This increase was mainly due to higher salaries and to an increase in staff. The Bank’s staff grew 8.7%, from 6,195 employees in 2004 to 6,735 employees in 2005, as a consequence of the higher level of activity. The remaining administrative expenses in 2005 amounted in the aggregate to Ps.420.5 million, reflecting an 18.5% increase from the Ps.354.9 million recorded in the prior fiscal year. This increase was due to higher advertising and publicity expenses (80.4%). The other remaining administrative expenses increased 11.1% in 2005, a growth that is related to a higher activity level and an increase in inflation during the year.
Income/(Loss) from Equity Investments
          In fiscal year 2006, the loss from equity investments amounted to Ps.14.4 million. The loss in this fiscal year was due to the valuation allowance established to fully cover the investment in Aguas Argentinas S.A.
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
Miscellaneous Income/(Loss), Net
     Miscellaneous net income amounted to Ps.144.0 million in fiscal year 2006, while in fiscal year 2005 we recorded a miscellaneous net loss of Ps.64.3 million. Excluding the profits on security margins of repo transactions (for Ps.52.5 million), which are of a financial nature, miscellaneous net income in 2006 totaled Ps.91.5 million, while we recorded a miscellaneous net loss of Ps.73.7 million in 2005 (excluding also said financial income for Ps.9.4 million). The income of fiscal year 2006 was mainly due to loan recoveries, in an amount of Ps.49.7 million, and to the net reversal of allowances for loan losses and for other contingencies, in an amount of Ps.30.6 million.
     In fiscal year 2005, we recorded a miscellaneous net loss of Ps.64.3 million. Excluding the profits on security margins of repo transactions (for Ps.9.4 million), our miscellaneous net loss in 2005 totaled Ps.73.7 million., up from the Ps.90.7 million for the prior fiscal year (excluding also said financial income for Ps.8.1 million). The loss in 2005 was mainly due to the Ps.122.3 million loss from the amortization of the deferred losses from amparo claims. It should be mentioned that, beginning in December 2005, the Argentine Central Bank authorized financial institutions that have granted after such date new commercial loans with average lives exceeding 2 years, to defer the amortization of the deferred losses from amparo claims. As a consequence, the Bank deferred Ps.11.3 million during the last month of 2005. The loss from the amortization of amparo claims was partially offset by loan recoveries in the amount of Ps.35 million and the net reversal of allowances for loan losses and other contingencies in the amount of Ps.28.5 million.
     Miscellaneous net income for fiscal year 2004 amounted to Ps.98.8 million. Excluding the profits on security margins of repo transactions (for Ps.8.1 million), miscellaneous net income in 2004 totaled Ps.90.7 million. The amount recorded in 2004 was mainly due to the net reversal of allowances, mainly for loan losses, in the amount of Ps.123.6 million, and to loan recoveries for Ps.110.1 million. The latter amount included Ps.56.8 million from the sale of part of the Bank’s loan portfolio recorded off-balance sheet. These gains were partially offset by the loss from the amortization of amparo claims in the amount of Ps.121.0 million.
Income Tax
     The income tax charge for fiscal year 2006 was Ps.94.2 million. This amount consisted of: (i) an income tax charge of Ps.44.2 million corresponding to Tarjetas Regionales S.A. consolidated with its operating subsidiaries and of income tax charges of Ps.3.7 million, Ps.0.9 million , Ps.0.2 million and Ps.(0.4) million corresponding to Sudamericana, Galicia Warrants, Galicia Factoring y Leasing S.A. and Galicia Valores S.A., respectively, and (ii) an income tax charge for Ps.45.6 million corresponding to us on an individual basis, mainly resulting from the profits on our holdings of 2014 and 2019 Notes issued by the Bank in 2004.
     The income tax charge for fiscal year 2005 was Ps.19.3 million. This amount consisted of: (i) an income tax charge of Ps.50.5 million corresponding to Tarjetas Regionales S.A. consolidated and of income tax charges of Ps.0.3 million, Ps.0.6 million and Ps.0.3 million corresponding to Sudamericana, Galicia Warrants, and Galicia Valores S.A., respectively, and (ii) a Ps.32.4 million profit corresponding to us on a stand alone basis, mainly resulting from a reduction in our deferred tax liability due to our forgiveness of the negotiable obligations issued by Galicia Uruguay.
     In fiscal year 2004, a charge of Ps.43.8 million was recorded on account of income tax, of which Ps.29.6 million corresponded to Tarjetas Regionales S.A. consolidated, Ps.12.9 million corresponded to us on a stand-alone basis, Ps.0.6 million to Sudamericana, Ps.0.5 million to Galicia Warrants, and Ps.0.2 million to Galicia Valores S.A.

U.S. GAAP and Argentine Banking GAAP Reconciliation
General
     We prepare our financial statements in accordance with Argentine Banking GAAP. The more significant differences between Argentine Banking GAAP and U.S. GAAP relate to the determination of the allowance for loan losses, the carrying value of certain government securities and receivables for government securities, the accounting of the Bank’s foreign debt restructuring and recognition of deferred income taxes. For more detail on differences in accounting treatment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2006, see note 38 to our consolidated financial statements.
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

	December 31, 2006				December 31, 2005				December 31, 2004
	High		Low		High		Low		High		Low
	(in millions of pesos)
Performing Commercial Loans	Ps.	174.9	Ps.	2.3	Ps.	193.1	Ps.	2.1	Ps.	159.7	Ps.	1.7
Performing Consumer Loans		57.9		46.7		30.3		22.2		15.4		11.1

Non-performing Consumer Loan Portfolio
     The non-performing consumer loan portfolio is comprised of loans falling into the following classifications of the Argentine Central Bank:
•	“Defective Fulfillment”

•	“Difficulty in Recovery”

•	“Uncollectible”
     For these loans, we have developed a range of loss projections based on the default experience of non-performing loans. Based on this data, we have calculated a range of estimated loan losses for non-performing consumer loans:

	December 31, 2006				December 31, 2005				December 31, 2004
	High		Low		High		Low		High		Low
	(in millions of pesos)
Non-Performing Consumer Loans	Ps.	58.9	Ps.	47.5	Ps.	48.6	Ps.	36.3	Ps.	45.3	Ps.	37.0

Non-performing Commercial Loans
     The non-performing commercial loan portfolio is comprised of loans falling into the following classifications of the Argentine Central Bank:
•	“With Problems”

•	“High Risk of Insolvency”

•	“Uncollectible”
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
Summary
     The following table identifies the high and low of loan loss reserves for the periods indicated.

	December 31, 2006				December 31, 2005				December 31, 2004
	High		Low		High		Low		High		Low
	(in millions of pesos)
Performing Commercial Loans	Ps.	174.9	Ps.	2.3	Ps.	193.1	Ps.	2.1	Ps.	159.7	Ps.	1.7
Performing Consumer Loans		57.9		46.7		30.3		22.2		15.4		11.1
Non-Performing Consumer Loans	Ps.	58.9	Ps.	47.5	Ps.	48.6	Ps.	36.3	Ps.	45.3	Ps.	37.0
Non-Performing Commercial Loans		291.9		291.9		397.9		397.9		379.5		379.5

Total	Ps.	583.7	Ps.	388.4	Ps.	669.9	Ps.	458.5	Ps.	599.9	Ps.	429.3

Loan Loss Reserve under U.S. GAAP	Ps.470.5				Ps.533.4				Ps.592.3

     As of December 31, 2004, we expected that the loan loss reserve under U.S. GAAP would fall more toward the midpoint and the high end of the range, respectively, due to the continuing clean up of our loan portfolio through charge-offs, after the 2001-2002 crisis.
     As of December 31, 2005, we expected that the loan loss reserve under U.S. GAAP would fall more toward the midpoint of the range, due to the substantial completion of the Bank’s loan portfolio restructuring (caused by the situation in Argentina after the 2001-2002 crisis) and the fact that we did not expect a deterioration of the loan portfolio quality in 2006.
     As of December 31, 2006, we expected that the loan loss reserve under U.S. GAAP would fall more toward the midpoint of the range, this being the result of maintaining an appropriate level of coverage for the non performing loans and the fact that no additional deterioration in portfolio quality is expected for 2007.
     In addition to assessing the reasonableness of the loan loss reserve as described above, Banco Galicia makes an overall determination of adequacy of each period’s reserve based on such ratios as:

•	Loan loss reserves as a percentage of non-accrual loans,

•	Loan loss reserves as a percentage of total amounts past due, and

•	Loan loss reserves as a percentage of past-due unsecured amounts.

	December 31, 2006	December 31, 2005	December 31, 2004

Loan loss reserves as a percentage of non-accrual loans	168.58%	139.49%	84.75%
Loan loss reserves as a percentage of total amounts past due	183.29	208.36	131.92
Loan loss reserves as a percentage of past-due unsecured amounts	210.51	226.98	457.02

Carrying Value of Secured Loans, Certain Government Securities and Receivables for Government Securities
     Under Argentine Banking GAAP, our holdings of Secured Loans, Bogar Bonds, Boden 2012 Bonds, and Discount Bonds are carried in accordance with Argentine Central Bank valuation rules for public-sector assets, as explained hereunder in Item 4. “Information on the Company—Selected Financial Information—Government and Corporate Securities—Valuation.”
     Under U.S. GAAP, except for the Secured Loans, all of these assets are carried at fair value as fully explained in note 39 to our financial statements and “—U.S. GAAP — Critical Accounting Policies.” Secured Loans are recorded at amortized cost, which cost is the fair value at the date of exchange (December 2001).
     Government securities under investment accounts or classified as government securities without quotation under Argentine Central Bank rules (Boden 2012 Bonds corresponding to the Compensatory Bond or Hedge Bond received as well as Bogar Bonds and Discount Bonds), are considered as available for sale under U.S. GAAP. Unrealized gains or losses on these securities are reflected in other comprehensive income. Declines other than temporary in the value of these securities are reflected in the income statement.
     In connection with the Hedge Bond receivable, under Argentine Banking GAAP, the Bank has recognized the right to purchase the corresponding Boden 2012 Bonds at its equivalent value as if the Bank had the associated bond in its possession, and recognized the associated liability to fund the Hedge Bond as if the Bank had executed the debt agreement with the Argentine Central Bank. The receivable was denominated in U.S. dollars and accrued interest at Libor, while the liability to the Argentine Central Bank was denominated in pesos and accrued interest at CER plus 2.0%, each retroactive to February 3, 2002.
     Under U.S. GAAP, the right to purchase the Hedge Bond is not considered an asset under Financial Accounting Standards Board Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements. Under this concept statement, assets are defined as “... probable future economic benefits obtained or controlled by an entity as a result of past transactions or events.” In addition, one of the three essential characteristics of an asset is that an entity can obtain the benefit and can control others’ access to it. As of December 31, 2005 and December 31, 2004, the Bank could not obtain the benefit of the Hedge Bond because the transaction had not been approved by the Argentine Central Bank and the Bank had not remitted funds to the Argentine Central Bank. Similarly, the liability under U.S. GAAP could not be recognized until the Bank actually entered into the relevant financing arrangement. As of December 31, 2006, the Hedge Bond pending receipt and the related advance was accounted for at fair value, as an option contract in accordance with SFAS 133.
     In addition, as of December 31, 2006, 2005 and 2004, under Argentine Banking GAAP, the Bank had recorded under “Intangible Assets” the difference arising from the reimbursement of Reprogrammed Deposits at the market exchange rate pursuant to amparo claims and the carrying value of these deposits. The receivable for differences related to amparo claims does not represent an asset under U.S. GAAP.
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
     We did not record any gain on the Bank’s troubled debt restructuring since a gain can only be recognized when the carrying value of the old debt at the date of the restructuring exceeds the total future cash payments of the restructured debt reduced by the fair value of the assets and equity given by the Bank as payment of the debt. As a result, under U.S. GAAP, the carrying amount of the Bank’s restructured debt is greater than the amount recorded under Argentine Banking GAAP. Therefore, under U.S. GAAP, we calculated a new effective interest rate to reflect the present value of the future cash payments of the Bank’s restructured debt.
Securitizations
     Under Argentine Banking GAAP, transfers of financial assets to a financial trust are recorded as sales. The financial trust’s debt securities retained are recorded at face value plus accrued interest, while certificates of participation retained are recorded under the equity method.
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
Income Tax
     Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and therefore income taxes are recognized on the basis of amounts due in accordance with Argentine tax regulations. This method was applied by Banco Galicia. However, we and our non-banking subsidiaries applied the deferred income tax method. As a result, these companies recognized a deferred tax asset.
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
Summary
     As a result of the above and other differences, our net income and shareholders’ equity under Argentine Banking GAAP and U.S. GAAP for the periods indicated were as follows:

	Net Income (Loss)		Shareholders’ Equity (Deficit)
	Argentine Banking		Argentine Banking
	GAAP	U.S. GAAP	GAAP	U.S. GAAP
	(in millions of pesos)
Fiscal Year 2006	(18.9)	3,524.9	1,608.5	145.8
Fiscal Year 2005	107.2	731.0	1,626.8	(2,128.3)
Fiscal year 2004	(109.9)	(1.1)	1,519.5	(3,195.7)

     The significant differences that result between net income and other comprehensive income under U.S. GAAP and net income under Argentine Banking GAAP primarily reflect that under U.S. GAAP:
•	Significant losses were recognized in 2001 from the effects of several Government actions reflected at the end of that year. With the improvement in the Argentine economy and business environment, changes in estimated losses are reflected in the income statement and under other comprehensive income 2004, 2005 and 2006.

•	The Hedge Bond and the liability with the Argentine Central Bank for its purchase are not recognized under US GAAP in 2004 and 2005, the net effect of which varies significantly in such years, while they were recognized in 2006.

•	The Compensatory Bond in 2005 (since this Bond was received in full in that year) and the amounts receivable for this Bond in 2004 are reflected at market values, with changes in values being recognized under other comprehensive income, the effect of which varies significantly in 2004 and 2005.

•	Much of the Argentine public-sector debt balances reflect market-value adjustments recognized from exchange transactions. Accretion of the discount, considering the amounts estimated to be collected, is recognized as income after the exchange transaction occurred.

•	Bogar Bonds and Discount Bonds are reflected at market values, with changes from market values at the time of exchange being recognized as other comprehensive income. With the improvement in the Argentine economy, market values have varied significantly. In addition, during 2006, we sold a significant amount of Bogar Bonds, realizing all the gains related to changes in the market value of these bonds in prior years that were recorded in other comprehensive income.

•	The Bank’s foreign debt restructuring completed in 2004 was accounted as a troubled debt restructuring. Therefore the carrying value of such debt is higher under U.S. GAAP and no gain was recognized at the time of the restructuring.
Results by Segments
General
     Banco Galicia is our most significant subsidiary, in which we have 93.6% ownership interest. We also have an 87.5% direct ownership interest in Sudamericana, Net Investment and Galicia Warrants. Banco Galicia holds the remaining 12.5% ownership interest in these companies. We also have a 100% direct ownership interest in Galval.
     Our main segments are:
–	the “Grupo Financiero Galicia” segment showing our specific income and expenses on a stand-alone basis, not attributable to our investments in subsidiaries, except for goodwill amortization;

–	the “Insurance” segment, corresponding to Sudamericana’s consolidated results of operations (including the 12.5% interest owned by the Bank);

–	the “Other Grupo Businesses” segment representing the results of operations of Net Investment consolidated and Galicia Warrants (in both cases, including the results of the 12.5% interests of the Bank), and Galval; and

–	Banco Galicia’s operating segments (see below).
     The operating segments employed by Banco Galicia’s management are based on the following criteria:
•	the geographical location of each branch or business, or “unit;”

•	the similarity of the businesses conducted with or the services provided to Banco Galicia’s customers; and

•	the existence of homogeneous groups of customers to which products and services are provided.
     Banco Galicia’s operating segments are:
     Buenos Aires Metropolitan Branches—corresponds to business conducted with customers in branches located in the City of Buenos Aires and the greater Buenos Aires area.
     Rest of the Country Branches—corresponds to business conducted with customers in branches located in Argentina but outside the City of Buenos Aires and the greater Buenos Aires area.
     Head Office—corresponds to business conducted with customers in Banco Galicia’s Head Office and with the national and provincial public sectors and all of the liabilities related to the restructured foreign debt of the Bank in Argentina (and its former Cayman Branch) and to the Argentine Central Bank.
     Regional Credit Cards—corresponds to the results of Tarjetas Regionales S.A and the regional credit-card companies.
     International—corresponds to the business of Galicia Uruguay, Banco Galicia’s foreign branches and other international subsidiaries (excluding the results from Galicia Cayman’s interest in Tarjetas Regionales S.A.).
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
     The column “Corporate Adjustments” comprises intercompany transactions between us and our consolidated subsidiaries and among these companies, if corresponding, which are eliminated in our consolidated income statement. This column also comprises the results corresponding to minority interests in the Bank.
     With respect to the segments “Buenos Aires Metropolitan Branches,” Rest of the Country Branches” and “Head Office,” the net financial income of each unit, as from fiscal year 2005, was determined based on the margin generated by each operation at the moment it was settled. This margin arises from comparing the interest rate of the operation with an equivalent interest rate in the wholesale financial market, in terms of currency, tenor and type of rate. For prior fiscal years, the net financial income of each unit was determined based on the financial income and financial expenses generated by the assets and liabilities located in each unit, calculated compensating the lending unit and charging the borrowing unit a transfer price equal to Banco Galicia’s average margin by currency for the same period. In addition, each unit is also allocated its income from services, provisions for loan losses and other income generated by the assets managed by such unit. The distribution of administrative expenses is made based on the information arising from the Bank’s cost system, which gathers the allocation of the unit’s own expenses from the accounting system and appropriates to each unit the cost of the support provided by the rest of the organization.
     Our results by segment are shown in note 34 to our audited consolidated financial statements.
     Below is a discussion of our results of operations by segment for the years ended December 31, 2006, December 31, 2005 and December 31, 2004, based on our existing segments.

Results by Segments for the Fiscal Year Ended December 31, 2006
     Grupo Financiero Galicia— This segment posted a net income of Ps.61.2 million in fiscal year 2006, mainly due to the financial income recorded from the sale and holding of negotiable obligations issued by the Bank. The sale of 2019 Notes resulted in a Ps.79.2 million profit on account of the difference between their market price and book value. The 2019 Notes book value was equal to their acquisition cost plus the accrual of their internal rate of return. The proceeds from the sale of these notes were applied to the purchase of 2014 Notes and loans due in 2014. The increase in the market value of the 2014 Notes held by us generated a Ps.34 million positive result.
     Operating expenses in 2006 were Ps.10.5 million, of which the main items were: Ps.3.5 million corresponding to the provision of the personal assets tax, Ps.2.2 of personnel expenses, and Ps.2.0 million of fees for services received.
     During 2006, there was a reduction in the amortization of intangible assets, as in July and August, goodwill generated by the acquisition of the equity interest in Galicia Warrants and Sudamericana respectively, was fully amortized.
     Insurance— The insurance segment showed a consolidated net income of Ps.9.0 million for the twelve-month period ended September 30, 2006. Galicia Seguros (merger of Galicia Vida and Galicia Patrimoniales) recorded gains of Ps.11.8 million during that period. The consolidated net income of Sudamericana mainly consisted of the following: (i) collection of premiums and additional fees for Ps.23.5 million, (ii) net financial income for Ps.17.1 million, among which the income recorded on account of Secured Loans for Ps.12.4 million stands out, and (iii) administrative expenses amounting to Ps.11.2 million, of which approximately 61% corresponded to personnel expenses.
     Other Grupo Businesses— This segment, showing the results of Net Investment, Galicia Warrants and Galval, posted a Ps.0.9 million net income. The results of this segment were attributable to the positive net income of Galval (Ps.1.0 million) and Galicia Warrants (Ps.0.7 million), which was partially offset by the Ps.0.8 million loss recorded by Net Investment. The positive result of Galval was mainly generated by brokerage and custodial services fees.
     The results of the segments relating to the breakdown of the Bank’s operations were as follows:
     Buenos Aires Metropolitan Branches and Rest of the Country Branches— These two segments recorded similar behaviors, with Ps.144.2 million and Ps.66.1 million of profits, respectively. These segments’ net income was due to an increase in operating income, as a result of greater net financial income and net income from services, partially offset by the establishment of loan loss provisions and greater administrative expenses.
     Net financial income in 2006 amounted to Ps.263.5 million for the Buenos Aires Metropolitan Branches segment and to Ps.176.5 million for the Rest of the Country Branches segment, due to an increase, in both cases, in their volume of operations. These increases were of 46.5% and 43.1%, respectively, in the case of loans and 35.9% and 33.2%, respectively, in the case of deposits.
     Net income from services in 2006 was Ps.231.0 for the Buenos Aires Metropolitan Branches segment and Ps.147.8 million for the Rest of the Country Branches segment, 21.7% and 34.4% higher than in 2005, respectively. For the segment of Buenos Aires Metropolitan Branches, the increases in fees related to current accounts, collections, insurance (especially those associated to loans and foreign trade) and credit cards. For the Rest of the Country Branches segment the most important increases were in fees related to insurance, current accounts and to a lesser extent, to credit cards and utility-bills and other collections.
     Loan loss provisions in 2006 of the Buenos Aires Metropolitan Branches and Rest of the Country Branches segments amounted to Ps.18.1 million and Ps.19.9 million, respectively.
     Administrative expenses in 2006 were 31.2% and 39.2% higher than in 2005, respectively. Personnel expenses in 2006 were 38.9% and 45.5% higher than in 2005, respectively, mainly as a consequence of staff increases and the adjustment of salaries due to collective bargaining agreements. The staff of these segments increased to 1,295 employees and 943 employees, respectively. Most of the remaining administrative expenses components increased due to a higher level of activity and to the increase in inflation during the year. The number of branches also increased.
     Head Office— This segment recorded a Ps.430.9 million net loss during 2006, mainly as a consequence of a net financial loss partially offset by lower administrative expenses.
     The Ps.436.7 million net financial loss in 2006 was mainly due to the valuation of public-sector assets in accordance with Communiqué “A” 3911 of the Argentine Central Bank, as supplemented, to the negative net position in foreign currency and to the postponement of the delivery of the Hedge Bond. It should be noted that this segment comprises substantially all of our public-sector assets and liabilities along with all of the liabilities related to the Bank’s restructured foreign debt and all of our liabilities with the Argentine Central Bank. As mentioned in other parts of this document: (i) the foreign-currency matched portfolio generates a loss, since the Boden 2012 Bonds accrues Libor while the cost of the restructured debt is higher, (ii) the valuation of public-sector assets in accordance with Communiqué “A” 3911 implied a loss of Ps.198.4 million during 2006, thus being the main cause of the Bank’s loss for the year, and (iii) the postponement of the delivery of the Hedge Bond implied carrying an asset denominated in US dollars (two past due Boden 2012 Bonds coupons corresponding to the Hedge Bond) and a CER-adjusted liability (two past due installments of the advance for the acquisition of the Hedge Bond). The past due amount of the assets continued to be adjusted by the exchange rate fluctuations while the past due amount of the liabilities continued to be adjusted by the CER (at a faster rate) and stopped accruing the Libo rate and the 2% per annum interest rate, respectively, with the corresponding prejudice. See Item 5. “Results of Operations for the Fiscal Years Ended December 31, 2006, December 31, 2005 and December 31, 2004—Financial Income” and “Results of Operations for the Fiscal Years Ended December 31, 2006, December 31, 2005 and December 31, 2004—Financial Expenses” and “Results of Operations for the Fiscal Years Ended December 31, 2006, December 31, 2005 and December 31, 2004—Net Financial Income.”
     Net income from services in 2006 amounted to Ps.89.6 million, up 28.4% from 2005, mainly due to the greater volume of operations. The segment’s operating expenses decreased 26.4%, as compared to 2005, mainly due to the evolution of a variety of concepts, including, among others, amortization of organization and development expenses and depreciation of premises and equipment.
     The segment’s loan loss provisions in 2006 recorded a Ps.21.3 million profit, as a consequence of the reversal of allowances for loan losses established in prior years. This profit was lower than in 2005, as a result of the progress made during 2005 in the restructuring of our loan portfolio and the remainder of a smaller amount of loans to be restructured in 2006.
     Net other losses in 2006 amounted to Ps.2.8 million, mainly attributable to the deferral of the amortization of amparo claims, as determined by the Argentine Central Bank and to loan recoveries and net reversal of allowances for loan losses and for other contingencies.
     Regional Credit Cards— The segment’s net income in 2006 amounted to Ps.70.9 million, mainly as a consequence of the greater operating income of the regional credit-card companies, which reflected the effect of the expansion of their business, which was partially offset by higher administrative expenses and by higher income taxes.
     For the fourth consecutive year and boosted by the high growth of the economy as a whole and of consumption in particular, during 2006, the regional credit-card companies continued to grow, increasing their customer base, the loans granted to its customers and their network of branches, thus generating very good economic results and exceeding all forecasts. In turn, the loan portfolio quality maintained the strong levels of 2005, which resulted in an increase in allowances for loan losses that reached Ps.53.2 million. As a result, net operating income in 2006 reached Ps.394.0 million, up 26.0% from the previous fiscal year.
     Administrative expenses in 2006 amounted to Ps.263.8 million, 47.1% higher than in the previous year, due to the opening of 10 new service centers and the expansion of operations with the corresponding increase in staff, apart from the year’s inflation. Miscellaneous net income was higher than that of the previous fiscal year, mainly due to the higher loan loss recoveries and the slightly lower charge for income taxes, all of which implied a 12.3% increase in net income.
     International—This segment recorded a Ps.42.5 million profit in 2006, as a result, mainly, of loan loss recoveries and miscellaneous income for Ps.28.2 million, attributable to Galicia Uruguay.
     Other Financial Businesses— This segment recorded a Ps.2.2 million net profit in 2006, mainly attributable to the Ps.2.5 million profit from the Bank’s interest in Banelco S.A.
     Other Equity Investments— This segment recorded a Ps.16.8 million loss in 2006, mainly attributable to the valuation allowance established to fully cover the investment in Aguas Argentinas S.A., partly offset by profit generated by the sale of the Bank’s minority interests in Inversora Nihuiles S.A. and Inversora Diamante S.A.
Results by Segments for the Fiscal Year Ended December 31, 2005
     Grupo Financiero Galicia— This segment posted a net loss of Ps.108.3 million in 2005, mainly due to the forgiveness of US$43 million of subordinated negotiable obligations issued by Galicia Uruguay, included under other losses (Ps.137.7 million). Operating expenses offset the net financial income (Ps.12.9 million and Ps.9.9 million, respectively) but there was a Ps.32.4 million income tax recovery. This recovery was the result of the write-off of the deferred tax liability related to the income tax payable on the subordinated negotiable obligations issued by Galicia Uruguay. Once the negotiable obligations were forgiven, the liability was also written-off. The main items of operating expenses in 2005 were: Ps.3.7 million corresponding to the provision of the personal assets tax, Ps.2.8 million of fees for services received and Ps.2.4 million of personnel expenses.
     Insurance— The insurance segment showed a consolidated net income of Ps.11.2 million for the twelve-month period ended September 30, 2005. Galicia Vida recorded a Ps.9.3 million profit. The consolidated net income of Sudamericana mainly consisted of the following: (i) collection of premiums and accrual of claims for Ps.12.5 million, (ii) net financial income for Ps.17.2 million, (iii) administrative expenses amounting to Ps.11.6 million, of which approximately 61% corresponded to personnel expenses, and (iv) net expenses from services for Ps.6.8 million, mainly generated by acquisition fees paid to the Bank and to producers.
     Other Grupo Businesses— This segment, showing the results of Net Investment, Galicia Warrants and Galval, posted a Ps.1.6 million net loss in 2005. The negative results of this segment were attributable to Net Investment, which recorded a Ps.1.8 million loss. This was mainly due to the performance of its operating subsidiaries, which generated a Ps.1.5 million loss from equity investments. Galicia Warrants’ net income amounted to Ps.0.5 million, while Galval’s recorded a Ps.0.3 million net loss.
     The results of the segments relating to the breakdown of the Bank’s operations were as follows:
     Buenos Aires Metropolitan Branches and Rest of the Country Branches— These two segments recorded similar behaviors in 2005, with Ps.84.0 million and Ps.45.1 million profits, respectively. These segments’ net income in 2005 was due to an increase in operating income, as a result of greater net financial income and net income from services, partially offset by the establishment of loan loss provisions and greater administrative expenses.
     Net financial income in 2005 amounted to Ps.158.2 million for the Buenos Aires Metropolitan Branches segment and to Ps.106.4 million for the Rest of the Country Branches segment, due to an increase, in both cases, in their average loans and deposits. These increases were of 35.2% and 32.1%, respectively, in the case of loans and 24.8% and 17.4%, respectively, in the case of deposits.
     Net income from services in 2005 was 19.4% and 28.4% higher than in 2004, for the Buenos Aires Metropolitan Branches and the Rest of the Country Branches segments, respectively. This was mainly the consequence, in both cases, of an increase in the volume of operations and in the fees of the main transactional products, and of a greater number of deposit accounts.

     Loan loss provisions in 2005 of the Buenos Aires Metropolitan Branches and Rest of the Country Branches segments amounted to Ps.14.0 million and Ps.1.2 million, respectively.
     Administrative expenses in 2005 were 12.2% and 13.5% higher than in 2004, respectively, mainly as a consequence of higher own and indirect personnel expenses, due to higher salaries and to staff increases. The staff of these segments increased 4.6% and 5.8% in 2005, to 1,149 employees and 818 employees, respectively. Most of the remaining administrative expenses components increased due to a higher level of activity and to the increase in inflation during 2005. The number of branches practically did not vary.
     Head Office— This segment recorded a Ps.149.6 million net loss during 2005, mainly as a consequence of net other losses, higher administrative expenses, and lower profits from reversals of loan loss provisions, which were partially offset by higher net income from services and a positive net financial income.
     Net financial income in 2005, for Ps.11.3 million, was mainly due to the valuation of Bogar Bonds holdings in accordance with Communiqué “A” 3911 of the Argentine Central Bank, as supplemented, together with the higher net financial income due to the net CER adjustment related to interest-earning assets and interest-bearing liabilities, given that all principal adjustment by the CER was assigned to this segment. This income was partially offset by the increase of the Bank’s debt securities’ cost and by the cost of other interest-bearing liabilities. See Item 5. “Results of Operations for the Fiscal Years Ended December 31, 2005, December 31, 2004 and December 31, 2003—Financial Income” and “Results of Operations for the Fiscal Years Ended December 31, 2005, December 31, 2004 and December 31, 2003—Financial Expenses.”
     Net income from services amounted to Ps.69.7 million in 2005, up 28.8% from the Ps.54.2 million of 2004, mainly due to the increase in fees on deposit accounts and to the greater volume of operations in general. The segment’s administrative expenses increased 86.8% in 2005 as compared to 2004, mainly due to an 80.6% increase in advertising and publicity expenses, which amounted to Ps.67.9 million in 2005, and to Ps.37.6 million in 2004. This added to the impact on the remaining administrative expenses of a higher activity level and an increase in inflation during the year. The segment’s loan loss provisions recorded a Ps.80.9 million profit in 2005, as a consequence of the reversal of allowances for loan losses established in prior years (the reversal of loan loss provisions is shown in the “loan loss provisions” line). This profit was lower than in 2004, as a result of the progress made during 2004 in the restructuring of the loan portfolio and the remainder of a smaller amount of loans to be restructured in 2005. Net other losses in 2005 amounted to Ps.172.0 million, mainly attributable to the Ps.122.3 million loss from the amortization of amparo claims.
     Regional Credit Cards— The segment’s net income amounted to Ps.63.1 million in 2005, lower than the Ps.96.1 million recorded in the prior fiscal year, mainly as a consequence of the greater operating income of the regional credit-card companies, which reflected the effect of the expansion of their business, which was partially offset by higher administrative expenses and by higher income taxes.
     During 2005, the aggregate number of credit-card statements issued by the regional credit-card companies increased 22%, and their average loan portfolio increased by 39.6% from 2004 average. The segment’s net income in 2005 was 20.7% higher than in 2004, as a result of greater net financial income and net income from services. It should be mentioned that income from services was affected by the reduction in the fees charged to retailers, beginning in January 2005, that was provided for by law, which was offset by greater business volume and by an increased net financial income. Administrative expenses increased 42.9%, due to the opening of 22 new service centers and branches and the expansion of operations to provinces in which the regional credit-card companies did not have a presence before. Loan loss provisions remained low due to an improved asset quality performance. Increased income taxes were due to the full use of tax credits by these companies in 2004.
     International—This segment recorded a Ps.278.1 million profit in 2005, as a result, mainly, of net other income for Ps.195.4 million. This was mainly attributable to the Ps.124.3 million profit resulting from our forgiveness of the subordinated negotiable obligations issued by Galicia Uruguay.
     Other Financial Businesses— This segment recorded a Ps.3.5 million net profit, mainly attributable to the Ps.2.2 million profit from the Bank’s equity interest in Banelco S.A.

     Other Equity Investments— This segment recorded a Ps.0.02 million profit in 2005, reflecting a Ps.0.02 million income from equity investments included under the item “Other income/(Loss).” This amount mainly reflected losses for Ps.0.6 million and Ps.0.4 million, from the Bank’s equity interest in Aguas Argentinas S.A. and Aguas Cordobesas S.A., and profits for Ps.0.6 million and Ps.0.3 million from the Bank’s equity interest in Inversora Diamante SA. and Inversora Nihuiles S.A., respectively.
Results by Segments for the Fiscal Year Ended December 31, 2004
     Grupo Financiero Galicia—This segment posted a net loss of Ps.16.3 million in 2004, mainly due to a Ps.13.0 million income tax provision. This income tax provision was the result of the appreciation of the value of the 2019 Notes issued by the Bank and held by us. Operating expenses offset the net financial income (Ps.13.5 million and Ps.13.1 million, respectively) and the rest of the negative result was due to other losses corresponding, mainly, to the depreciation of intangible assets. The net financial income in 2004 was attributable to a Ps.6.6 million profit corresponding to the return on our financial holdings, and a Ps.6.5 million profit due to a 1.4% increase in the exchange rate, that affected our dollar-denominated assets. The main items of operating expenses were: Ps.9.4 million corresponding to the provision of the personal assets tax, Ps.1.1 million of fees for services received, and Ps.0.9 million of personnel expenses.
     Insurance—The insurance segment showed a consolidated income of Ps.4.2 million for the twelve-month period ended September 30, 2004. Galicia Vida recorded a Ps.6.8 million profit in 2004, which was partially offset by the Ps.2.0 million loss recorded by Instituto de Salta Compañía de Seguros de Vida S.A. The consolidated income of Sudamericana mainly consisted of the following: (i) collection of premiums and accrual of claims for Ps.11.7 million, (ii) net financial income for Ps.11.9 million attributable to gains resulting from CER adjustments and interest earned on deposits, government securities and Secured Loans, (iii) administrative expenses amounting to Ps.13.5 million, of which approximately 50% corresponded to personnel expenses, and (iv) net expenses from services for Ps.4.7 million, mainly generated by acquisition fees paid to the Bank and to producers.
     Other Grupo Businesses—This segment, showing the results of Net Investment and Galicia Warrants, posted a Ps.2.1 million net loss in 2004. This negative result was attributable to Net Investment. Galicia Warrants’ net income amounted to Ps.0.5 million, while Net Investment recorded a Ps.2.6 million loss, mainly due to the performance of its operating subsidiaries, which generated a Ps.2.1 million loss from equity investments.
     The results of the segments relating to the breakdown of the Bank’s operations were as follows:
     Buenos Aires Metropolitan Branches and Rest of the Country Branches—In aggregate, these two segments, which recorded similar behaviors, showed a Ps.93.9 million profit in 2004 (Ps.57.6 million and Ps.36.3 million, respectively). These segments’ net profits were the consequence of higher net financial income, net fee income and income from reversals of loan loss provisions, which were partially offset by higher administrative expenses.
     These segments’ net financial income reflected a recovery in average loans (the branches’ loan portfolio is mainly comprised of loans to the private sector, which increased in average from Ps.1,917.3 million to Ps.2,010.4 million for the two segments in the aggregate in 2004); and an increase in average deposits from Ps.3,092.5 million to Ps.4,041.5 million. In addition, there was an increase in the lending rates on the branches’ loan portfolio and a decrease in their cost of funds (deposit interest rates).
     As a consequence of the improvement in the quality of their loan portfolios, in 2004, the branches reversed loan loss provisions established in prior fiscal years. Given that these reversals are included in the “loan loss provisions” item, and that they were for amounts greater than loan loss provisions, a profit was recorded in this item. This mainly reflected the improved performance of the Argentine economy as a whole in the preceding two years.
     Fee income in 2004 increased 17.4% when compared with the prior fiscal year, mainly due to a greater volume of transactions and an increase in the prices of certain products during the last quarter of 2004.
     Administrative expenses in 2004 were up 15.0% from the prior fiscal year, mainly due to higher personnel expenses. The majority of the remaining administrative expenses items decreased. The number of branches at the end of fiscal year 2004 was 223 (compared to 226 as of December 31, 2003), which had 1,871 employees (compared to 1,837 employees as of December 31, 2003).
     Head Office—This segment showed a Ps.252.1 million net loss in 2004, as a consequence of significant net other losses and of a negative net financial income, partially offset by a significant reversal of loan loss provisions and, to a lesser extent, by an increase in net fee income and a decrease in administrative expenses.
     The Ps.158.6 million net financial loss in 2004 was mainly attributable to the valuation of the Bank’s portfolio of Bogar Bonds, External Notes and Secured Loans (recorded at the Head Office) in accordance with the requirements of Argentine Central Bank’s Communiqué “A” 3911 as supplemented. See Item 4. “Information on the Company—Selected Statistical Information—Government and Corporate Securities—Valuation.” Application of these valuation rules resulted in a Ps.193.3 million loss for the Bank in 2004, recorded as lower financial income. This loss was partially offset by the increase in the Libo rate accrued by the Bank’s position in Boden 2012 Bonds, also recorded in full at the Head Office. Although deposit cost decreased, this was not sufficient to offset the increased cost of Argentine Central Bank borrowings (also recorded in whole at the Head Office) of 269 basis points See “—Results of Operations for the Fiscal Years Ended December 31, 2005, December 31, 2004 and December 31, 2003—Financial Expenses.”
     In 2004, this segment’s net income from services amounted to Ps.54.2 million, 11.7% higher than in 2003. Head Office administrative expenses decreased 8.1% from the prior year as a consequence of the Bank’s efforts to keep costs under control.
     The Head Office provisions for loan losses recorded a Ps.169.4 million profit in 2004, as a result of the reversal of loan loss reserves established in prior years. This reversal reflects the progress made by the Bank in the restructuring of its commercial loan portfolio and the overall improvement in loan portfolio quality.
     Net other losses in 2004 amounted to Ps.242.4 million, mainly attributable to the Ps.121.0 million amortization of the deferred loss in connection with amparo claims and the establishment of reserves for other contingencies.
     Regional Credit Cards—This segment recorded net income of Ps.96.1 million in 2004, reflecting the favorable effect on their results of operations of the sustained recovery of the Argentine economy together with an improvement in operating efficiency and credit quality.
     In 2004, the aggregate number of credit-card statements issued by the regional credit-card companies increased by 22% and their loan portfolio increased by 33.7%, both as compared to the previous year-end. Operating income of the regional credit-card companies in 2004 increased by 78.1% as compared to 2003, mainly attributable to a 69.1% increase in net financial income. Administrative expenses in 2004 increased by 22.6%, to keep up with both the rising business volumes and quality standards. This was achieved through the use of technology and a continuous improvement in processes and organization, leading to efficiency gains and economies of scale.
     Collection efforts in 2004 resulted in keeping delinquency rates at minimum historical levels. In fact, arrears of more than 90 days represented only 3.26% of the aggregate portfolio at year-end, a ratio that is lower than in prior years.
     International—This segment showed a Ps.126.3 million profit in 2004. This result was mainly attributable to: (i) a Ps.190.4 million net financial income, which mainly reflected the gain at the level of Galicia Uruguay generated by the repayment of restructured deposits with Boden 2012 Bonds at par, in the exchange offered to its depositors in early 2004 (this gain was eliminated in the “Overhead and Corporate Adjustments” column, given that this transaction did not generate a profit at the consolidated level) and (ii) a Ps.58.4 million net other income, mainly attributable to the reversal of loan loss provisions. These profits were partially offset by Ps.86.7 million loan loss provisions and Ps.20.5 million administrative expenses in 2004.

     Other Financial Businesses—This segment showed a Ps.7.4 million net profit in 2004 mainly attributable to the Ps.3.7 million net profit of Galicia Capital Markets S.A. (in liquidation) and the Ps.1.8 million profit from our interest in Banelco S.A.
     Other Equity Investments—This segment showed a Ps.0.2 million profit in 2004 reflecting net other income. The “Other Income” item showed the aggregate results generated by the Bank’s interests in infrastructure and utility companies, mainly Aguas Cordobesas S.A., Caminos de las Sierras S.A. and Inversora Nihuiles S.A.
Consolidated Assets
     The structure and main components of our consolidated assets as of December 31, 2006, were as follows:

	As of December 31,
	2006		%	2005		%	2004		%
	(in millions of pesos, except percentages)
Cash and due from banks	Ps.	2,294.8	9.7	Ps.	1041.2	4.1	Ps.	988.7	4.2
Government and corporate securities		3,188.6	13.5		5,971.8	23.3		5,534.1	23.4
Loans		10,514.6	44.5		10,555.2	41.2		8,438.2	35.7
Hedge Bond to be acquired		401.3	1.7		4,155.0	16.2		4,732.3	20.0
Other receivables — Argentine Central Bank		1,733.3	7.3		—	—		—	—
Other assets		5,501.6	23.3		3,912.5	15.2		3,957.3	16.7

Total	Ps.	23,634.2	100.0%	Ps.	25,635.7	100.0%	Ps.	23,650.6	100.0%

     Of our Ps.23,634.2 million total assets as of December 31, 2006, Ps.23.464,9 million, equivalent to 99.3%, corresponded to the Bank. The remaining 0.7% was attributable mainly to Sudamericana on a consolidated basis (Ps.121.9 million). The composition of our assets shows an increase in the participation of “Cash and due from banks” and of “Loans” to the detriment of “Government and corporate securities”, and “Hedge Bond to be acquired” (Boden 2012 Bonds).
     The item “Cash and due from banks” mainly included Ps.550.9 million of cash , Ps.1,494.7 million held at the Argentine Central Bank and Ps.247.8 held in correspondent banks. The balance held at the Argentine Central Bank and a portion of cash, are computable for meeting the minimum cash requirements set by the Argentine Central Bank and explained under Item 5. “Operating and Financial Review and Prospects—Item 5B. Liquidity and Capital Resources—Liquidity.”
     Our holdings of government and corporate securities as of December 31, 2006 amounted to Ps.3,188.6 million, of which Ps.3,188.3 million were government securities. Our holdings of government and corporate securities are shown under Item 4. “Information on the Company—Selected Statistical Information—Government and Corporate Securities.”
     Our total net loans amounted to Ps.10,514.6 million, of which Ps.10,466.2 million corresponded to the Bank and the remaining amount to Secured Loans held by Sudamericana. For more information on the Bank’s loan portfolio, see Item 4. “Information on the Company—Selected Statistical Information—Loan Portfolio.”
     In addition, as of December 21, 2006, we recorded under “Other Receivables Resulting from Financial Brokerage”, the Boden 2012 Bonds corresponding to the Hedge Bond pending receipt, representing compensation for the asymmetric pesification, for Ps.401.3 million. See Item 4. “Information on the Company—Selected Statistical Information—Government and Corporate Securities” and Item 4. “Information on the Company—Government Regulation—Compensation to Financial Institutions.”
     The item “Other receivables — Argentine Central Bank”, recorded in the balance sheet under “Other Receivables Resulting from Financial Brokerage” caption, corresponded to the proceeds from the sale of Secured Loans made during December 2006, which were applied to the advanced settlement of part of the financial assistance from the Argentine Central Bank on January 3, 2007.

     The “Other assets” item mainly corresponded to the following items recorded in the balance sheet under “Other Receivables Resulting from Financial Brokerage,” unless otherwise noted:
–	Ps.974.0 million of forward purchases of Boden 2012 Bonds in connection with repo transactions.

–	Ps.896.8 million recorded under “Bank Premises and Equipment,” “Miscellaneous Assets” and “Intangible Assets,” excluding from the latter the deferred losses from amparo claims.

–	Ps.714.1 million of forward purchases of Discount Bonds in Pesos in connection with repo transactions.

–	Ps.571.6 million corresponding to our holdings of debt securities and participation certificates issued by the Galtrust I Financial Trust, resulting from the securitization of loans to the provincial public sector in late 2000.

–	Ps.367.3 million recorded as an intangible asset, which reflected losses due to the difference between the amount paid to depositors (the deposit’s original contractual amount, collected by depositors in US dollars or at the free market exchange rate) as a consequence of amparo claims, and the amount established by the pesification rules (conversion at the Ps.1.40 per US dollar exchange rate, plus CER adjustment and interest), net of the accumulated amortization, plus the amount of deferred amortization.

–	Ps.357.1 million corresponding to holdings of the participation certificate in and debt securities of the special fund (referred to as the “Special Fund Former Almafuerte Bank”) jointly formed by the Bank with other private-sector banks in order to facilitate the recovery of the assets of former Almafuerte Bank.

–	Ps.236.7 million corresponding to participation certificates in and debt securities of different financial trusts.

–	Ps.206.2 million corresponding to “Assets under Financial Leases”.

–	Ps.138.2 million corresponding to balances deposited at the Argentine Central Bank as guarantees in favor of clearing houses.
Exposure to the Argentine Public Sector
     The following table shows our total net exposure to the Argentine public sector as of December 31, 2006. This exposure mainly consisted of exposure of the Bank.

	As of December 31,
	2006		2005
	(in millions of pesos)
Net Position in Government Securities	Ps.	4,832.7	Ps.	6,041.0

Trading and Investment Accounts		164.3		462.0
Fiscal Credit Certificates		—		34.5
Boden 2012 Bonds (Compensatory Bond)		3,582.9		987.9
Bogar Bonds		366.5		3,823.3
Discount Bonds and GDP-Linked Units		719.0		733.3

Loans	Ps.	2,846.7	Ps.	5,341.7

Financial Sector		107.4		105.9
Secured Loans		2,739.3		5,235.8

Other Receivables Resulting from Financial Brokerage	Ps.	1,218.6	Ps.	5,031.8

Boden 2012 Bonds (Hedge Bond)		401.3		4,155.0
Trusts’ Certificates of Participation and Securities		817.3		876.8

Total Assets (1)	Ps.	8,898.0	Ps.	16,414.5

Liabilities with the Argentine Central Bank	Ps.	3,026.0	Ps.	8,611.9

Net Exposure	Ps.	5,872.0	Ps.	7,802.6

Does not include deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with the Argentine Central Bank’s minimum cash requirements.
     As of December 31, 2006, our total exposure to the public sector amounted to Ps.8,898.0 million compared to Ps.16,414.5 million at the close of the previous fiscal year, which represented a 45.8% decrease during the year. This decrease was mainly due to the sale of Bogar Bonds and Secured Loans, and to the use of the proceeds of those sales and of Bogar Bonds to settle debt with the Argentine Central Bank.

     Our net exposure to the public sector amounted to Ps.5,872.0 million at fiscal year end, compared to Ps.7,802.6 million at the end of the previous year, with a 24.7% decrease.
     Pursuant to item 12 of Communiqué “A” 3911 of the Argentine Central Bank and supplementary regulations, as from January 2006, a financial institutions’ total exposure to the non-financial public sector cannot exceed 40% of the respective total assets and, as from July 2007, it cannot exceed 35% of said assets. We submitted a plan in order to comply with said rule, which was approved by the Argentine Central Bank on February 26, 2006. As of this date, we are in compliance with the guidelines committed in said plan.
Off-Balance Sheet Arrangements
     Our off-balance sheet risk mainly arises from the Bank’s activities.
     In the normal course of business, the Bank is a party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These instruments expose us to credit risk in addition to amounts recognized in our consolidated balance sheets. These financial instruments include commitments to extend credit, standby letters of credit, guarantees granted and acceptances.
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
     We use the same credit policies in making commitments, conditional obligations and guarantees as we do for granting loans. In the opinion of management, our outstanding commitments and guarantees do not represent unusual credit risk.
     Our exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, guarantees granted and acceptances is represented by the contractual notional amount of those investments.
     Our credit exposure related to these items as of December 31, 2006, is summarized below:

	December 31,
	2006
	(in millions of pesos)
Commitments to extend credit	Ps.	624.8
Standby letters of credit		129.0
Guarantees granted		123.8
Acceptances		35.4

     In addition to the above commitments, as of December 31, 2006, purchase limits available for credit-card holders amounted to Ps.8,316.3 million.
     The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, we may require counter guarantees. As of December 31, 2006, these counter guarantees, classified by type, were as follows:

	December 31,
	2006
	(in millions of pesos)
Preferred counter guarantees	Ps.	32.8
Other counter guarantees		21.6

     See note 28 to our audited consolidated financial statements.
     We account for checks drawn on us and other financial institutions, as well as other items in the process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process as of December 31, 2006, were as follows:

	December 31,
	2006
	(in millions of pesos)
Checks drawn on the Bank	Ps.	163.0
Checks drawn on other banks		187.4
Bills and other items for collection		1,184.4

     With respect to fiduciary risk, we act as trustee of trust agreements to guarantee obligations arising from various contracts between the parties. As of December 31, 2006, the trust funds amounted to Ps.715.0 million.
     In addition, we hold securities in custody, which as of December 31, 2006 amounted to Ps.6,109.3 million.
     See note 28 to our audited consolidated financial statements.
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
     See notes 33 to our audited financial statements for a description of the outstanding trusts as of December 31, 2006.
     In addition, as part of the plan to restore our capitalization and liquidity, the Galicia Mortgage Loans Financial Trust and the Galicia Financial Trust were created in May 2002. In January 2005, the Galicia Mortgage Loans Financial Trust was terminated in advance. In respect of the Galicia Financial Trust, Banco de la Provincia de Buenos Aires is the beneficiary and BAPRO Mandatos y Negocios S.A. is the trustee. We transferred to the trust Ps.108 million of Secured Loans originated from loans granted to provincial governments and received in exchange Ps.81 million in cash and Ps.27 million in certificates of participation. As of December 31, 2006, we held certificates of participation totaling Ps.58.2 million.
     On January 17, 2007, an agreement for the establishment of the “Galicia Personales IV” financial trust was entered into, by the Bank, acting as trustor and administrator, and Deutsche Bank S.A. acting as financial trustee. We transferred to the trust a portfolio of personal loans in the amount of Ps100.0 million. On January 30, 2007, the trust issued debt securities for a face value of Ps.93.0 million and participation certificates for a face value of Ps.7.0 million.

     On April 13, 2007, an agreement for the establishment of the “Galicia Personales V” financial trust was entered into by the Bank, acting as trustor and administrator, and Deutsche Bank S.A. acting as financial trustee. We transferred to the trust a portfolio of personal loans in the amount of Ps.150.0 million. On April 24, 2007, the trust issued debt securities for a face value of Ps.139.5 million and participation certificates for a face value of Ps.10.5 million..
Funding
     Traditionally, we have had three main sources of funding, besides net collected income (mostly financial and from services): private-sector deposits, loans from international banks and multilateral credit agencies, and medium and long-term debt securities placed in the international capital market. Another source of funding stemmed from repo transactions, mainly with government securities.
     In 2006, our main source of funding was proceeds from the sale of public-sector assets (Ps.4,309.5 million, including principal, interest and CER adjustment). Apart from net collected income (financial and from services), our other main sources of funds were the net increase in deposits (Ps.2,357.7 million, including principal, interest and CER adjustment) and repo transactions of government securities (Ps.813.0 million, including principal, interest and CER adjustment). The securitization of loans has been a growing source of funding in comparison with previous fiscal years. During fiscal year 2006, funds for Ps.369.7 million were generated by the securitization of loans granted by the Bank on an individual basis, and funds for Ps.315.4 million were generated by the securitization of regional credit-card companies’ loan portfolios.
     Funds from the sale of public-sector assets were applied mostly to the settlement of liabilities owed to the Argentine Central Bank.
     Below is a breakdown of our funding as of the dates indicated:

	December 31,
	2006		2005		2004
	(in millions of pesos)
Deposits (1) (2)	Ps.	10,779.4	Ps.	8,421.7	Ps.	6,756.9

Debt (1)
Argentine Central Bank
Financial assistance		2,688.7		5,314.9		5,707.0
Advance for the acquisition of the Hedge Bond		336.8		3,296.6		2,720.7
International banks and credit agencies		870.5		784.6		789.3
Repos		1,033.5		220.5		223.7
Domestic financial institutions		287.7		227.9		199.2
Debt securities (1)		3,676.0		3,569.6		3,802.5

Total (1)		8,893.2		13,414.1		13,442.4

Shareholders’ Equity		1,608.5		1,626.8		1,519.5

Total Funding	Ps.	21,281.1	Ps.	23,462.6	Ps.	21,718.8

(1)	Includes accrued interest and exchange differences payable, as well as the CER adjustment where applicable.

(2)	Includes Reprogrammed Deposits with amparo claims. In 2004, also includes Cedros.
     The 2001-2002 crisis changed the composition of our funding, with its main consequences being the recording of liabilities with the Argentine Central Bank and the reduction of the participation of deposits in our total liabilities. In 2006, deposits again became the main component of our funding. In 2005, the relative weight of the liabilities with the Argentine Central Bank decreased and that of deposits increased.
     As of December 31, 2006, deposits represented 50.7% of our funding, up from 35.9% as of December 31, 2005, and 31.1% at the end of 2004. Our deposit base increased 28.0 % in 2006 and 24.6% in 2005. The increase in 2006 was the result of an increase in time deposits and in transactional deposits (deposits in current and savings accounts). In 2005, most of the increase was due to the increase in transactional deposits. All of the growth was due to private-sector deposits raised by the Bank’s Argentine operation. For more information on deposits, see Item 4. “Information on the Company—Selected Statistical Information—Deposits.”
     As of December 31, 2006, the financial assistance from the Argentine Central Bank decreased in relative and absolute terms from the levels as of the end of the prior years, representing 12.6% of our funding, down from 22.6% as of December 31, 2005 and 26.3% as of December 31, 2004. On March 2, 2007, the Bank settled all of its debt for financial assistance with the Argentine Central Bank and currently has no debt with such entity.
     The financial assistance from the Argentine Central Bank, for Ps.2,688.7 million as of December 31, 2006 (principal plus CER adjustment and interest), reflects debt with this entity due to financial assistance incurred as a consequence of the 2001-2002 crisis. This liability was restructured in 2004 in accordance with Decree No.739/03 and Decree No.1262/03, as a liability to be amortized in 92 monthly installments of principal and interest beginning in March 2004, with principal adjusted by CER and an annual interest rate of 3.5% on adjusted principal.
     In December 2004, the Argentine Central Bank set forth a system through which financial institutions could make advance payments on Argentine Central Bank’s financial assistance, in which funds were applied to the settlement of future installments at their contractual maturity date. During 2005, we made payments under this system for Ps.211.9 million, equivalent to 6 future installments, of which Ps.153.6 million were pending application at the end of fiscal 2005. In addition, since March 2004, we made all of the monthly payments set forth in the repayment schedule we had submitted and, in October 2005, an additional Ps.450 million were settled. During 2006, the monthly payments established by such schedule, totaled Ps.480.4 million, and, during such year and using the proceeds of the sale of public-sector assets, we settled in advance Ps.2,550.4 million of this financial assistance.
     The “Advance for the acquisition of the Hedge Bond” item, for Ps.336.8 million (principal, CER adjustment and interest) as of December 31, 2006, refers to the advance from the Argentine Central Bank for the acquisition of the remaining Hedge Bond (Boden 2012 Bonds for US$116.8 million of face value). The decrease in 2006 in the balance of this liability as compared to the amount outstanding as of the close of the prior fiscal year was due to the partial settlement carried out on December 1, 2006, in cash and by using public sector assets (mainly Bogar Bonds) granted as collateral for the settled portion of such advance.
     Due to the above-mentioned settlements, in 2006, the balance of our debt with the Argentine Central Bank decreased by Ps.5,586.0 million. This explains the reduction in the percentage of that debt in our total liabilities.
     In the past, we have also funded our operations through the issuance of debt securities, mainly dollar-denominated debt securities issued in the international capital markets. Funds raised in the capital markets are an important part of our liabilities. Our debt securities amounted (principal and interests) to Ps.3,676.0 million as of December 31, 2006, compared to Ps.3,569.6 million and Ps.3,802.5 million outstanding as of December 31, 2005 and December 31, 2004, respectively. Of our debt securities for (only principal) Ps.3,587.0 million at the end of fiscal year 2006, Ps.3,123.5 million corresponded to US dollar-denominated debt pursuant to the following breakdown (principal only):
–	Ps.118.4 million in negotiable obligations issued by the Bank in Argentina as part of the restructuring of the liabilities of its former New York Branch, a process that took place in 2002.

–	Ps.157.7 million in negotiable obligations issued by Galicia Uruguay to restructure its deposits, securities that were issued either in connection with the original restructuring or the exchange offers subsequently made by Galicia Uruguay to its customers.

–	Ps.942.0 million and Ps.1,083.8 million in 2010 and 2014 Notes, respectively, and Ps.777.6 million in subordinated negotiable obligations maturing in 2019, all of them issued in 2004 and corresponding to new debt of the Bank resulting from the foreign debt restructuring completed in May of said year.

–	Ps.30.5 million in negotiable obligations maturing in 2007, issued by Tarjeta Naranja S.A. (III Class) in 2006.

–	Ps.13.5 million in foreign debt past due, included in our 2004 debt restructuring, the holders of which did not participate in such restructuring.
     The difference with the total, for Ps.463.5 million, corresponds to debt in pesos for negotiable obligations of the regional credit-card companies.

     The net increase in the debt securities outstanding as of December 31, 2006, compared to the amount as of December 31, 2005, mainly reflects payments made on the 2007 Notes and the 2010 Notes. In addition, the Ps.318.7 million increase in the balance of peso-denominated negotiable obligations from the balance as of the close of the prior fiscal year is attributable, mainly, to the issuance of the Clase IV Negotiable Obligations by Tarjeta Naranja S.A.
     The decrease in the debt securities outstanding as of December 31, 2005, compared to the amount as of December 31, 2004, mainly reflected: (i) payments made in accordance with the restructuring schedule on the negotiable obligations issued by Galicia Uruguay to restructure its deposits, (ii) the exchange of such negotiable obligations for cash and Boden 2012 Bonds in the offer carried out by Galicia Uruguay in 2005, and (iii) payments on the 2007 Notes issued by the Bank, in Argentina, to restructure the debt of its former New York Branch.
     For more information on our debt securities outstanding, see “—Contractual Obligations” below.
     We also traditionally funded our operations with credit lines from international banks and credit agencies. As of December 31, 2006, such borrowings amounted to Ps.870.5 million, representing dollar-denominated debt subject to foreign law. Of this total, considering principal only, Ps.706.0 million represented debt of the Bank in Argentina which restructuring was completed in May 2004, Ps.9.9 million corresponded to debt of the former New York Branch restructured in 2002, Ps.79.2 million corresponded to an IFC loan granted in 2005, and Ps.49.1 million corresponded to trade loans.
     Credit lines from banks and international agencies increased to Ps.870.5 million at the end of 2006, from Ps.784.6 million as of December 31, 2005 and Ps.789.3 million as of December 31, 2004.
     In addition, in 2006, 2005 and 2004, we generated funds through the securitization and sale of on-balance sheet and off-balance sheet loans, for an aggregate amount (included credit cards companies) of Ps.684.8 million, Ps.478.1 million, and Ps.246.6 million, respectively.
Ratings
     On February 6, 2006, based on the progress achieved by the Bank in strengthening its balance sheet, increasing financial intermediation with the private sector, improving the quality of assets and recovering its operating and bottom-line profitability, the Bank’s short-term debt rating was raised to “raA1” from “raA2” by Standard & Poor’s. The medium and long term debt rating remained at “raA”.
     In addition, after the close of the fiscal year, on February 5, 2007, Standard & Poor’s reviewed the Bank’s rating outlook from “stable” to “positive”. In its report, the rating agency said that “the change in the outlook reflects our expectations of a potential upgrade of the Bank’s ratings as a consequence of the improvement in the Bank’s medium term operating results, following the significant repayment of debt with the Argentine Central Bank and the subsequent reduction in the cost of funding” and that it also incorporates Standard & Poors’ “expectations of an increase of the Bank’s capitalization as a result of the forthcoming stock offering”.
     On March 27, 2007, Standard & Poor’s upgraded the Bank’s long-term debt rating to “raA+” from “raA”, and the Bank’s subordinated debt rating to “raA” from “raA-”, with a “stable” trend. The short-term debt rating remained at “raA1”.
     Our debt obligations do not have an international rating.
Program for Debt Issuance
     The Bank has a Global Program outstanding for the issuance and re-issuance of non-convertible negotiable obligations, subordinated or non-subordinated, adjustable or non-adjustable, secured or unsecured, with a tenor from 30 days to up to the current permitted maximum (30 years), for a maximum outstanding face value during the period of the Program, of up to Ps.1.0 billion or US$342,500. The term of the program is for five years commencing on the date of approval by the CNV. The program was approved by the CNV through Resolution No. 15,228 dated November 4, 2005. As of the date of this annual report, no debt had been issued under the program.
Contractual Obligations
     In connection with our operating activities, we enter into certain contractual obligations. The following table shows the principal amounts of our contractual obligations and their contractual interest rates as of December 31, 2006.

		Annual			Less than		1 to 3		3 to 5		Over 5
	Maturity	Interest Rate	Total		1 Year		Years		Years		Years

Banco Galicia:
Bonds
Floating Rate Notes Due 2010 (1) (3) (4)	2010	Libor + 350 b.p.	Ps.	986.3	Ps.	313.4	Ps.	538.3	Ps.	134.6		—
Step-Up Notes Due 2014 (1) (3) (5)	2014	5.0%		1,111.3		27.5		—		481.7		602.1
Subordinated Notes Due 2019 (1) (6)	2019	11.0%		777.6		39.4		—		—		738.2
9% Notes Due 2003 (7)	2003	9.0%		19.8		19.8		—		—		—
7.875% Notes Due 2007 (2) (8)	2007	7.9%		76.7		76.7		—		—		—
7th Series Floating Rate Notes Due 2007 (2) (8)	2007	Libor + 400 b.p.		45.9		45.9		—		—		—
Loans
Floating Rate Loans Due 2010 (1) (3) (4)	2010	Libor + 350 b.p.		130.8		41.5		71.4		17.9		—
Floating Rate Loans Due 2014 (1) (3) (5)	2014	Libor + 85 b.p.		258.2		8.3		—		111.1		138.8
Floating Rate Loans Due 2019 (1) (9)	2019	Libor + 578 b.p.		42.8		2.4		—		—		40.4
Step-Up Loans Due 2014 (1) (3) (5)	2014	5.0%		298.3		7.5		—		129.2		161.6
Other Financial Loans	Various	Various		60.2		46.6		10.6		3.0		—
IFC Financial Loan	Various	Libor + 350 b.p.		79.8		58.9		15.3		2.8		2.8
BICE Loans (Pesos)	Various	CER + 4.0%		30.8		22.9		7.9		—		—
BICE Loans (Dollars) (10)	Various	7.2%		15.5		6.3		9.2		—		—
Short-Term Interbank Loans	2007	8.7%		100.0		100.0		—		—		—
Argentine Central Bank — Financial Assistance (11)	2011	CER + 2.0%		2,688.7		468.6		2,220.1		—		—
Argentine Central Bank — Advance for the Acquisition of the Hedge Bond (12)	2012	CER + 2.0%		336.8		144.3		77.0		77.0		38.5
Loan from Sedesa (13)	2007	Libor + 300 b.p.		198.8		198.8		—		—		—
Peso-Denominated Loan from FFRE (14)	2008	CER + 8.0%		8.7		4.4		4.3		—		—
Dollar-Denominated Loan from FFRE (14)	2008	8.1%		14.2		7.1		7.1		—		—
Repos (Pesos) (15)	2007	Various		524.5		524.5		—		—		—
Repos (Dollars) (15)	2007	Various		509.0		509.0		—		—		—

Galicia Uruguay:
Negotiable Obligations (16)	Various	Various		158.6		27.5		60.7		70.4		—

Tarjetas Regionales S.A.:
Financial Loans with Local Banks	Various	Various		142.2		120.2		22.0		—		—
Negotiable Obligations	Various	Various		499.9		151.9		194.0		154.0		—

Total			Ps.	9,115.4	Ps.	2,973.4	Ps.	3,237.9	Ps.	1,181.7	Ps.	1,722.4

Principal and interest. Includes the CER adjustment, where applicable.

(1)	Issued in 2004 as part of the restructuring of the foreign debt of the Bank’s Head Office and its Cayman Branch.

(2)	Issued in 2002 as part of the restructuring of the debt of the Bank’s former New York Branch.

(3)	Interest payable in cash, semiannually, on January 1 and July 1 of each year, beginning on July 1, 2004.

(4)	Principal amortizes semiannually, on January 1 and July 1 of each year, beginning on July 1, 2006, in eight equal installments of 12.5% of principal at issuance or incurrence, until maturity on January 1,2010, when the remaining 12.5% is due.

(5)	Principal amortizes semiannually, on January 1 and July 1 of each year, beginning on January 1, 2010, in eight equal installments of 11.11% of principal at issuance or incurrence, until maturity, when the remaining 11.12% is due. The rate increases 1% on January 1 of each year, until reaching 7% on January 1, 2008.

(6)	Interest paid in cash: 6% per annum from January 1, 2004 until (but not including) January 1, 2014, payable semiannually, on January 1 and July 1 of each year, beginning on July 1, 2004. Unless the notes are previously redeemed, the annual interest rate will increase to 11% per annum from that date until (but not including) January 1, 2019. Interest paid in additional subordinated negotiable obligations due 2019: 5% per annum from January 1, 2004, to be paid on January 1, 2014 and January 1, 2019. Principal amortizes in full on January 1, 2019, unless the notes are previously redeemed at par plus accrued but unpaid interest, in whole or in part, at the Bank’s option, at any time after the 2010 Notes and the 2014 Notes have been repaid in full and, otherwise, in accordance with the terms of the agreements governing such notes.

(7)	The balance represents debt not tendered by its holders to the exchange offered by the Bank to restructure its foreign debt, which was completed in May 2004.

(8)	Interest payable in cash, semiannually, in February and August of each year, beginning in February 2003. Principal amortizes in three equal annual installments, beginning on August 3, 2005, until maturity.

(9)	Interest payable in cash: Libor+78 basis points, per annum from January 1, 2004, until (but not including) January 1, 2014, payable semiannually, on January 1 and July 1 of each year, beginning on July 1, 2004. Unless the loans are previously redeemed, the annual interest rate will increase to Libor+578 basis points per annum from that date until (but not including) January 1, 2019. Also pays interest in additional subordinated loans, due 2019: 5% per annum from January 1, 2004, to be paid on January 1, 2014 and January 1, 2019. Principal amortizes in full on January 1, 2019 unless the loans are previously redeemed at part plus accrued interest and additional amounts, if any, in whole or in part at the Bank’s option, in accordance with the terms of the agreements governing such loans.

(10)	Includes: US$2.0 million of principal at incurrence that accrue Libor+400 basis points, with principal and interests payable in 48 equal installments on the 5th of every month, beginning in November 2003 until October 2007, and US$10.0 million of principal at incurrence accruing Libor+550 basis points, with interests payable semiannually, in May and November of each year, and. principal amortizing in 9 semiannual installments, beginning in May 2005 until May 2009.

(11)	Amortization of principal adjusted by the CER. This liability was paid in full as of March 2, 2007.

(12)	The terms and conditions of the advance from the Argentine Central Bank to acquire the Hedge Bond were established by Decree No. 905/02. Principal adjusted by the CER amortized in 8 equal and annual installments in August of each year, beginning in 2005, until August 2012. Interest was payable in August and February of each year, beginning in August 2002. This liability was extinguished after the close of fiscal year 2006 with the acquisition of the Hedge Bond through a swap for Secured Loans..

(13)	Granted in 2002 as part of the Galicia capitalization and liquidity plan.

(14)	FFRE :” Fondo Fiduciario para la Reconstrucción de Empresas”.

(15)	Includes premiums.

(16)	Issued in 2002 as part of the restructuring of Galicia Uruguay’s deposits. Includes:
•	2% Negotiable Obligations Due 2011: principal amortizes in 9 equal annual installments in September of each year, beginning in September 2003, the first 2 installments of 15% of principal, and the remaining 7 of 10% of principal. Interest payable annually in September of each year, beginning in September 2003.

•	Floating Rate (Libor+300 basis points, and a 7% cap) Negotiable Obligations Due 2011: principal amortizes in 3 annual installments in December of each year, beginning in December 2009, the first 2 installments of 30% of principal, and the remaining one of 40% of principal. Interest payable semiannually in June and December of each year, beginning in December 2003.

•	2% Negotiable Obligations Due 2008: principal amortizes in 3 annual installments in December of each year, beginning in December 2006, the first 2 installments of 30% of principal, and the remaining one of 40% of principal. Interest payable semiannually in June and December of each year, beginning in December 2003.
Other Commitments
     As a shareholder of the water-supply concessionaires in Argentina, the Bank had guaranteed their compliance with certain obligations arising from the concession contracts signed by Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A (in liquidation) and Aguas Cordobesas S.A. In addition, the Bank and the other shareholders had committed, in certain circumstances, to provide financial support to these companies if they were unable to fulfill the commitments they had undertaken with various international financial institutions. As of December 31, 2006, only the commitment related to Aguas Cordobesas S.A. was outstanding.
     With respect to Aguas Cordobesas S.A., the Bank, as a shareholder and proportionally to its 10.833% interest, is jointly responsible, before the Province of Córdoba, for contractual obligations under the concession contract during the entire term. Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, the province may force the Bank to assume the unfulfilled commitment, but only in the proportion and to the extent of the interest held by the Bank.
     In the case of Aguas Provinciales de Santa Fe S.A. (which is currently in liquidation), it is worth noting that in its meeting held on January 13, 2006, the shareholders approved the early dissolution and liquidation of the company. The Bank voted against this decision because it deemed it contrary to the corporate interests of the company, and requested the calling of a new meeting to reactivate and capitalize the company thus allowing its continuity. On January 31, 2006, Decree No. 243 issued by the government of the Province of Santa Fe terminated the concession contract alleging a concessionaire’s default, derived from the dissolution of the company decided by the majority shareholders during the above-mentioned shareholders’ meeting. As from March 2006, the Bank has fully provisioned its exposure to this company.
     In connection with Aguas Argentinas S.A., after a long negotiation process, on March 21, 2006, the Government decided to rescind the concession contract with this company alleging a concessionaire’s default. As a result of this measure, Aguas Argentinas S.A. defaulted and requested the commencement of a reorganization process under the provisions of Section 5 and subsequent sections of Law No. 24,522 (analogous to a Chapter 11 reorganization under the U.S. Bankruptcy Code) before the Argentine commercial courts. On March 9, 2006, the Bank cancelled the commitments undertaken with international financial institutions by purchasing the credits these institutions held against Aguas Argentinas S.A., thus extinguishing the guarantees granted in connection with those loans. The acquisition price was approximately 25% lower than the guaranteed amount. As from June 2006, the investment in said company has been fully provisioned. See note 3 to our audited consolidated financial statements.

Other Commitments — Operating Leases
     As of December 31, 2006, we leased certain properties used as a part of our distribution network. The estimated future lease payments in connection with these properties is as follows:

	In millions of pesos (1)

2007		21.0
2008		25.7
2009		28.6
2010		31.1
2011		33.9
2012 and after		37.0

Total	Ps.	177.3

(1)	Future lease payments include the CER adjustment until December 31, 2006, only.
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
     For commercial loans, we are required to classify all of Banco Galicia’s commercial loan borrowers. In order to perform the classification, we must consider the management and operating history of the borrower, the present and projected financial situation of the borrower, the borrower’s payment history and ability to service the debt, the capability of the borrower’s internal information and control systems and the risk in the sector in which the borrower operates. We apply the minimum loss percentages required by the Argentine Central Bank to Banco Galicia’s commercial loan borrowers based on the loan classification and the nature of the collateral, or guarantee in respect of the loan. In addition, based on the overall risk of the portfolio, we consider whether or not additional loan loss reserves in excess of the minimum required are warranted.
     For Banco Galicia’s consumer loan portfolio, we classify loans based upon delinquency aging, consistent with the requirements of the Argentine Central Bank. Minimum loss percentages required by the Argentine Central Bank are also applied to the totals in each loan classification.
Other Receivables Resulting from Financial Brokerage and Miscellaneous Receivables
     We carry other receivables resulting from financial brokerage and miscellaneous receivables net of allowances for uncollectible amounts. Our judgment regarding the ultimate collectibility is performed on an account-by-account basis and considers our assessment of the borrower’s ability to pay based on factors such as the borrower’s financial condition, past payment history, guarantees and past-due status.
Minimum Presumed Income Tax

     The Bank has recognized the minimum presumed income tax accrued as of December 31, 2006 and December 31, 2005 and paid in prior years as an asset as of December 31, 2006, December 31, 2005, and December 31, 2004, respectively, because we expect to be able to compute it as a payment on account of income tax in future years. Recognition of this asset arises from the ability to generate sufficient taxable income in future years to absorb the asset before it expires. Management’s determination of the likelihood that deferred tax assets can be realized is subjective, and involves estimates and assumptions about matters that are inherently uncertain. The realization of deferred tax assets arises from levels of future taxable income and the achievement of tax planning strategies. Underlying estimates and assumptions can change over time, influencing our overall tax positions, as a result of unanticipated events or circumstances.
Goodwill
     Goodwill is carried at cost less accumulated amortization. The carrying amount of goodwill is analyzed for impairment based on estimates of future undiscounted cash flows generated by the business acquired. The estimate of future cash flows requires complex management judgment.
U.S. GAAP — Critical Accounting Policies
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
Fair Value Estimates
     A portion of our assets is carried at fair value, including trading and available for sale securities. As of December 31, 2006, approximately Ps.5,479.4 million of our assets were recorded at fair value and mainly included available-for-sale securities and retained interests in assets transferred to financial trusts.
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
     The degree of management’s judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices. When observable market prices and parameters do not exist, management’s judgment is necessary to estimate fair value, in terms of estimating the future cash flows, based on variable terms of the instruments and the credit risk and in defining the applicable interest rate to discount those cash flows.
     As of December 31, 2006, our assets fair valued using discounted cash flows techniques amounted to Ps.1,028.2 million and mainly included retained interests in financial trusts.
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
Deferred Tax Asset Valuation Allowance
     Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the carrying amounts of assets and liabilities recorded for accounting and tax reporting purposes and for the future tax effects of net operating loss carryforwards. We had a significant amount of deferred tax assets as of December 31, 2006, 2005 and 2004. Recognition of those deferred tax assets is subject to management’s judgment based on available evidence that realization is more likely than not and they are reduced, if necessary, by a valuation reserve. Management’s judgment on the likelihood that deferred tax assets can be realized is subjective and involves estimates and assumptions about matters that are inherently uncertain. This judgment involves estimating future taxable income and the timing at which the temporary differences between book and taxable income will be reversed. Underlying estimates and assumptions can change over time, influencing our overall tax positions, as a result of unanticipated events or circumstances.
     Based on the generation of significant tax losses until fiscal year 2004, and the uncertainty with respect to the generation of taxable income in the near term, a valuation reserve on the net deferred tax assets, except those associated with certain of our subsidiaries for which realization is more certain than not, was recognized in 2004 and 2005.
     During 2006, the Bank received 90.8% of the Hedge Bond and settled the related advance granted by the Argentine Central Bank in cash and with government securities. Additionally, the Bank prepaid financial assistance granted by the Argentine Central Bank mainly using the proceeds of the sale of Secured Loans and government securities. As a result, the Bank substantially reduced the differences between Argentine Banking GAAP and U.S. GAAP and its corresponding deferred tax effect.
     We had significant accumulated tax loss carryforwards as of December 31, 2006. Based on the analysis performed on the realizability of the tax loss carryforwards, it seems that we will recover only a portion of the future net operating tax loss carryforwards with future taxable income. Therefore, the remaining portion of the net operating tax loss carryforwards and presumed minimum income tax is more likely than not to be recovered in the carryforward period and hence a valuation allowance was provided against this amount.
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
     The right to purchase the Hedge Bond as of December 31, 2005 and 2004, was not considered an asset, as the Bank could not obtain the benefit of the Hedge Bond given that the transaction had not been approved by the Argentine Central Bank and the Bank had not remitted funds to the Argentine Central Bank. The liability under U.S. GAAP was not recognized until the Bank actually entered into the financing arrangement. As of December 31, 2006, the Hedge Bond pending receipt and the related advance was accounted for at fair value, as an option contract in accordance with SFAS 133.
     As of December 31, 2006, 2005 and 2004, under Argentine Banking GAAP, the Bank had recorded under “Intangible Assets” the difference arising from the reimbursement of Reprogrammed Deposits at the market exchange rate pursuant to amparo claims and the carrying value of these deposits. The receivable for differences related to amparo claims does not represent an asset under U.S. GAAP.
Financial Guarantees
     Pursuant to Decree No.1836/02 and the Argentine Central Bank Communiqué “A” 3828, the Bank entered into the exchange offer to exchange Reprogrammed Deposits certificates, or Cedros, for Boden 2005, 2006, 2012 and 2013 Bonds. The Boden Bonds offered to the holders of the Cedros were dollar-denominated unsecured Argentine Government bonds. As part of the restructuring, the Bank was required to guarantee the payment of the Boden Bonds to the holders of the Cedros at a price equal to Ps.1.40 per US$1.00 adjusted by applying the accumulated CER from February 3, 2002 to the expiration date of the Boden Bonds. The price cannot exceed the Argentine peso per US$ free exchange rate at the expiration date of the Boden Bonds.
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
     During 2006, 2005 and 2004, we participated in securitization transactions for Ps.787.5 million, Ps.575.4 million and Ps.162.5 million, respectively, of which Ps.91.3 million in 2005 and Ps.90.0 million in 2004 were not considered sales and consolidated in the consolidated financial statements.

Principal Trends
Related to the Argentine Economy and Financial System
     In the last four years, the Argentine economy has grown at rates exceeding 8%. We expect such high growth to continue in the near future. This expectation is based on a favorable international economic context in general and on the strong fundamentals of the Argentine economy, together with the performance recorded by the economy in 2007 up to the date of this annual report. We also expect economic activity in Argentina to expand at a rate exceeding 7% in 2007 and, for 2008, we expect certain deceleration in the pace of economic growth, although this growth would continue to be high.
     High economic growth across all sectors of the economy has favored financial activity, both financial intermediation and the provision of financial services, based on increasing demand. This higher demand was a result of the greater level of economic activity but, also, of the improvement in real salaries experienced in the last two years and the decrease in unemployment that has been recorded since the economy resumed growth in the middle of 2002. We expect these trends to continue in the near future, although a greater than expected inflation would have the opposite effect.
     With respect to the Argentine economy’s fundamentals, we expect the Government to continue to show a primary surplus, which we believe will be of between 3.5% and 3.8% of GDP in 2007. It should be noted, however, that the recent reform of the pension system which allowed pensioneers to migrate from the private pension funds (AFJPs) system to the public system accounts for approximately 1% of such surplus.
     After the devaluation in 2002, there was an overshooting of the exchange rate, which has subsequently tended to decrease in real terms. We expect this trend to continue through the increase in domestic prices, as has happened in the last two years. This relative prices trend, together with a strong aggregate demand, explains the increasing trend recorded by domestic prices. We expect inflation in 2007 and in 2008 to be substantially similar to that recorded in 2006. It should be noted that, even though inflation has increased in the last few years, it has remained substantially steady.
     With respect to the financial industry, as noted, after the 2001-2002 crisis, economic growth has translated into a sustained significant increase in levels of activity, with total private-sector deposits in the financial system having increased more than 130% between March 31, 2007 and September 30, 2002, and total loans of the financial system to the private sector having increased more than 160% between the same dates. However, financial penetration in Argentina, measured in terms of total financial system’s private-sector deposits and loans as a percentage of the GDP, remains low when compared with international levels and with past levels recorded in Argentina, especially in the case of loans to the private sector. These loans represented approximately 11.4% of the GDP at the end of 2006, as compared to approximately 23.3% at the end of 1999. In turn private-sector deposits represented approximately 18.6% of GDP at the end of 2006, compared to 25.9% in 2000. We believe that the financial system’s activity levels will continue increasing at high rates, based on the trend for overall high economic growth and, also, on the increase in the degree of financial penetration in Argentina, which should tend to levels more similar to those experienced before the 2001-2002 crisis. In this context, in 2007, total private-sector deposits in the Argentine financial system and total loans of the financial system to the private sector could increase at rates similar to those recorded in 2006.
     The Argentine financial system has experienced significant consolidation after the 2001-2002 crisis and, as a long-term trend, since the 1980s. In addition, the financial system’s recent growth and its current growth prospects have generated increased competition from all of the banks operating in Argentina. Consolidation and high competition are likely to continue in the near future.

Related to Us
     After the 2001- 2002 crisis, the financial system as a whole was left with a low yielding high exposure to the public sector, and a very low exposure to the private sector, both in absolute terms and relative to historical levels.
     As explained herein under “—Results of Operations for the Fiscal Years Ended December 31, 2006, December 31, 2005 ad December 31, 2004—Financial Income—Fiscal Year 2006 compared to Fiscal Year 2005”, and under “—Results of Operations for the Fiscal Years Ended December 31, 2006, December 31, 2005 and December 31, 2004—Net Financial Income”, our net financial income has been negatively impacted by the adjustments to the valuation of our exposure to the public sector mandated by Argentine Central Bank’s valuation rules, as well as by the delay in the delivery to the Bank of the Boden 2012 Bonds corresponding to the Hedge Bond, and the negative margin on our matched foreign currency position generated by the low yield of the Boden 2012 Bonds. As a result, our net financial income continues to be historically low, both in absolute terms and relative to our other main source of income (net income from services), although it has recorded a growing trend if considered without giving effect to the adjustments noted.
     Our strategy for increasing our recurring operating profitability is to achieve a significant and sustained increase in the volume of our intermediation business with the private sector. Being able to maintain a high growth rate in lending to the private sector depends, among other things but to a large extent, on the continuity of the current environment of sustained and high overall growth of the Argentine economy, as well as on the availability of funding and capital.
     In 2006 and in the first months of 2007, we have taken significant steps towards the strengthening of our financial condition by reducing our exposure to the public sector and repaying in advance all of the Bank’s debt for financial assistance received from the Argentine Central Bank. After the full delivery to us, in April 2007, of the Boden 2012 Bonds corresponding to the Hedge Bond and having fully repaid the financial assistance from the Argentine Central Bank in the first quarter of 2007, the Boden 2012 Bonds have become fully available to us, and the public-sector assets granted as collateral for such assistance (Secured Loans) have been released and have also become fully available. As a result, a significant amount of public-sector assets are currently available to be applied to the business. This, together with the repurchase of foreign-currency restructured loans maturing in 2010 and in 2014, enhances our earnings generation capacity going forward.
     Also, the Bank has announced a capital increase of up to 100 million shares as described under Item 4. “Information on the Company—History—Capital Increase Approved by the Shareholders’ Meeting Held on October 11, 2006”. The completion of this step will provide the necessary capital for the Bank to continue to expand its financial intermediation business at a competitive rate.
     In addition, we have experienced significant across-the-board expansion in activity levels, a growing funding availability, mainly derived from a growing deposit base, as well as increased exposure to the private sector and greater market shares, all of which is expected to continue in the context of a growing economy.
     In such a context, we expect that our financial income will increase, mainly tied to significant increases in the volume of intermediation with the private sector.
     We also expect that our net income from services will continue to benefit from the current growth environment and continue to increase in the short term.
     Our administrative expenses should also grow, corresponding to a greater level of activity, geographical expansion and inflation. However, the increase should remain below that of operating income.
     Non-recurring financial losses could be incurred from the realization or from the mark-to-marking of certain of our public-sector assets. However, we do not expect to incur further losses from the valuation of public-sector assets in accordance with Argentine Central Bank valuation rules (Communiqué “A” 3911 and complementary rules), beyond those experienced in the first quarter of 2007, unless there is a substantial increase in market interest rates (which would reduce the present value at which we carry our portfolio of Secured Loans, in accordance to applicable valuation rules).
     We expect, however, to resume experiencing losses in 2007 from the amortization of deferred losses from amparo claims, which amortization had been suspended and deferred in 2006, in accordance with Argentine Central Bank rules issued in December 2005.
Item 5B. Liquidity and Capital Resources
Liquidity
     We generate our net earnings/losses from our operating subsidiaries, including Banco Galicia, our main operating subsidiary. Until 2001, the Bank was the primary source of funds available to us in the form of dividends.
     The Bank’s dividend-paying ability was impaired since late 2001 by the effects of the Argentine economic crisis on its liquidity and income-generation capacity. In addition, there are other restrictions on the Bank’s ability to pay dividends resulting from applicable Argentine Central Bank rules and the loan agreements entered into by the Bank as part of its foreign debt restructuring. See Item 8. “Financial Information—Dividend Policy and Dividends—Dividend Policy.”
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
     Our current policy is to retain earnings to pay for our operating expenses, on a stand-alone basis, and to support the growth of certain of our businesses. As of December 31, 2006, on a non-consolidated basis, we had cash and due from banks in the amount of Ps.0.13 million and short-term investments for Ps.338.4 million.
     As of December 31, 2006, we held US$107.0 million of face value of 2014 Notes and US$4.3 million of face value of 2019 Notes, both issued by the Bank in 2004. As of December 31, 2005 we held US$97.4 million of face value of subordinated negotiable obligations maturing 2019 issued by the Bank in exchange for the 149 million preferred shares issued by us in connection with the Bank’s foreign debt restructuring. During May 2006, we sold in the market most of our holdings of those securities and used the proceeds to purchase 2014 Notes.
     On a stand-alone basis, we do not have any financial debt outstanding.
     Each of our subsidiaries is responsible for its own liquidity management. For a discussion of the Bank’s liquidity management, see “—Banco Galicia (Unconsolidated) Liquidity Management” below.
     As of December 31, 2006, on a consolidated basis, we had Ps.2,294.8 million in available cash (defined as total cash on hand and cash equivalents).
     Management believes that in 2007 we will fund our cash needs arising from capital expenditures and financial commitments with the cash derived from our operations.
Consolidated Cash Flows
     Our consolidated statements of cash flows were prepared using the measurement methods prescribed by the Argentine Central Bank, but in accordance with the presentation requirements of SFAS No. 95, Statement of Cash Flows. See our consolidated cash flow statements as of and for the fiscal years ended December 31, 2006, December 31, 2005, and December 31, 2004, included in this annual report.

     At the end of fiscal year 2006, our available cash (and cash equivalents) had increased in the amount of Ps.1,253.7 million from the Ps.1,041.2 million of available cash (and cash equivalents) at the end of the prior fiscal year, representing an increase of 120.4%. At the end of fiscal year 2005, our available cash (and cash equivalents) had increased in the amount of Ps.52.5 million from the Ps.988.7 million of available cash (and cash equivalents) at the end of the prior fiscal year, representing an increase of 5.3%.
     Our cash generation increased significantly in fiscal years 2006 and 2005, as compared with the prior years, respectively. Funds provided by operating activities and among financing activities, principally deposit taking, increased significantly in the two fiscal years, as compared with the prior years, respectively. In 2006 and 2005, we generated increasing amounts of cash from operating activities and from financing activities, through the sale of public-sector assets or from proceeds on such assets.
     With respect to the use of cash, in both years, the funds generated as mentioned above were used to make payments on liabilities for increasing amounts, especially on debt with the Argentine Central Bank, which payments reached Ps.4,034.7 million in 2006 and allowed the full repayment of such debt in early 2007. We have also made increasing payments on our restructured foreign debt.
     Both in 2006 and 2005, funds were also used to extend more credit to the private sector than in the prior years, even though in 2006 there was a net decrease in loans. This was mainly the result of the fact that the increase in loans to the private sector was more than offset by the decrease in loans to the public sector.
     The table below summarizes the information of our consolidated statements of cash flows for the three fiscal years ended December 31, 2006, which is also discussed in more detail below.

	December 31,
	2006		2005		2004
	(in millions of pesos)
Funds at the beginning of the fiscal year	Ps.	1,041.2	Ps.	988.7	Ps.	826.2

Funds provided (used) by operating activities		4,190.3		856.0		(221.1)

- Funds provided by the sale of or proceeds from government securities		2,962.8		907.0		91.6
- CER adjustment		891.9		(484.8)		(26.5)
- Other		335.6		433.8		(286.2)

Funds provided (used) by investment activities		(1,640.6)		(767.5)		(240.2)

- Funds to repay debt with the Argentine Central Bank (1)		(1,733.3)		—		—
- Net increase/decrease in loans		297.6		(628.3)		(112.4)
Loans to the private sector		(623.8)		(634.9)		(112.4)
Loans to the public sector		921.4		6.6		—
- Other		(204.9)		(139.2)		(127.8)

Funds provided (used) by financing activities		(1,302.4)		(41.4)		618.3

- Net increase in deposits		1,894.3		1,696.3		1,415.0
- Funds provided/used by repos		934.4		(259.1)		261.7
- Funds raised by the regional credit card companies		418.0		179.2		(107.2)
- Payments on long-term debt		(656.5)		(301.5)		(207.6)
- Payments on long-term debt by Galicia Uruguay		(30.5)		(117.0)		(183.0)
- Payments on debt with the Argentine Central Bank		(4,034.7)		(1,170.0)		(453.8)
- Other		172.6		(69.3)		(106.8)

Effect of exchange rate on cash and cash equivalents		6.4		5.4		5.3

Funds at the end of the fiscal year	Ps.	2,294.9	Ps.	1,041.2	Ps.	988.7

(1)	Recorded under “Other Receivables Resulting from Financial Brokerage” as of Dec.31, 2006.

Fiscal Year 2006
     To explain the variation in our available cash, we first determine the amount of funds provided/used by operating activities, and then the amount of funds provided/used by investing activities and by financing activities:
     Funds provided (used) by Operating Activities: To determine the amount of funds provided/used by operating activities, all income statement items that did not imply a use of funds (decrease of cash) and all income statement items not representing an origin of funds (increase of cash) were added and subtracted, respectively, from the Ps.18.9 million net loss for fiscal year 2006. Items not representing a decrease in cash were: i) depreciation of bank premises and equipment and miscellaneous assets and amortization of intangibles assets, for Ps.92.9 million, and ii) loan loss provisions, net of reversals, for Ps.80.9 million.
     In addition, net income had to be adjusted for items generating cash movements. Therefore, the following amounts were added: (i) a Ps.1,902.8 million increase in cash in connection with government securities, which mainly represented proceeds from sales of Bogar Bonds and monthly coupons of principal and interest on those bonds (excluding the CER adjustment) for Ps.1,254.1 million, and a Ps.582.5 million decrease in the Bank’s holdings of Lebac and Nobac from the prior year, (ii) a Ps.1,071.3 million increase in cash from other assets, mainly attributable to proceeds from Boden 2012 Bonds, for Ps.1,126.2 million (past due amortization and interest coupons of Boden 2012 Bonds recorded under “Other Receivables Resulting from Financial Brokerage” as of the end of fiscal year 2005, corresponding to the portion of the Hedge Boden 2012 Bonds that was pending receipt as of that date and was delivered to us in late 2006, and therefore began to be recorded under “Government Securities” as of December 31, 2006, plus amortization and interest coupons of Boden 2012 Bonds sold under agreements to repurchase), (iii) a Ps.891.9 million increase in cash associated to the net CER adjustment, mainly corresponding to the principal adjustment of public-sector assets that were sold, (iv) a Ps.162.3 million increase in cash in connection with debt with retailers of the regional credit-card companies, and (v) Ps.7.2 million of other results.
     All of these adjustments to the Ps.18.9 million net loss for fiscal year 2006 add up to a total of Ps.4,190.3 million of cash generated by operating activities.
     Funds provided (used) by investing activities: In fiscal year 2006 investing activities meant the net use of cash in the amount of Ps.1,640.6 million, mainly attributable to the effect of:
(i) a Ps.1,769.3 million net use of cash resulting mainly from an increase in the item “Other Receivables Resulting from Financial Brokerage-Argentine Central Bank”, of which Ps.1,733.3 million was used in January 2007 to settle debt with the Argentine Central Bank,
(ii) a Ps.297.6 million net increase in cash as a result of the net decrease in the Bank’s loan portfolio resulting from the sale of Secured Loans, which more than offset the net increase in loans to the private sector, and
(iii) a Ps.196.3 million net use of cash applied to bank premises and equipment, miscellaneous and intangible assets (mainly representing payments of deposits pursuant to amparo claims).
     Funds provided (used) by financing activities: In fiscal year 2006 financing activities meant the net use of cash in the amount of Ps.1,302.4 million, mainly attributable to:
(i)	a Ps.1,894.3 million increase in cash generated by the increase in deposits,

(ii)	a Ps.934.4 million increase in cash generated by repo transactions (repurchase agreements),

(iii)	a Ps.418.0 million increase in long term credit facilities, representing funds obtained by the regional credit-card companies,

(iv)	a Ps.687.0 million net use of cash applied to payments on long-term liabilities, mainly corresponding to: (a) payments of interest on restructured debt for Ps.326.2 million, (b) payments of principal amortization on the 2007 Notes for Ps.118.5 million, (c) payments by the regional credit-card companies on their negotiable obligations for Ps.178.9 million, and (d) settlement by Galicia Uruguay of restructured debt, for Ps.30.5 million, and

(v)	a Ps.3,856.8 million net use of cash mainly attributable to: (a) payments on short-term borrowings, mainly on the financial assistance from the Argentine Central Bank, for Ps.2,665.0 million (including both scheduled payments and amounts settled in advance), and on the advance from such entity for the acquisition of the Hedge Bond for Ps.1,369.7 million, (b) an increased extension of short-term call loans to local banks for Ps.75.5 million and (c) an increase in financing from the IFC for Ps.64.0 million.
     Of the total Ps.4,190.3 million of cash generated by operating activities, Ps.1,640.6 million were used by investing activities, Ps.1,302.4 million were used by financing activities, and Ps.1,247.3 million were left. Adding this amount, plus Ps.6.4 million for quotation differences, to the Ps.1,041.2 million of cash available at the end of fiscal year 2005, the Ps.2,294.8 million amount of cash available at the end of fiscal year 2006 is obtained.
Fiscal Year 2005
     Funds provided (used) by Operating Activities: To determine the amount of funds provided/used by operating activities, all income statement items that did not imply a use of funds (decrease of cash) and all income statement items not representing an origin of funds (increase of cash) were added and subtracted, respectively, from the Ps.107.2 million net income for fiscal year 2005.
     Items not representing a decrease in cash were: i) depreciation of bank premises and equipment and miscellaneous assets and amortization of intangibles assets, for Ps.219.7 million, and ii) loan loss provisions, net of reversals, for Ps.48.2 million. Items not representing an increase in cash corresponded to the net CER adjustment of all assets and liabilities, accrued but not realized, which amounted to Ps.484.8 million in 2005.
     In addition, net income was adjusted for items generating cash movements. Therefore, the following amounts must be added: (i) a Ps.490.0 million increase in cash in connection with government securities, which represented mainly proceeds from Bogar Bonds (monthly coupons of principal and interest) and with a decrease in the Bank’s holdings of Lebac and Nobac, as compared to the prior year, (ii) a Ps.476.9 million increase in cash from other assets, mainly attributable to proceeds from Boden 2012 Bonds, for Ps.178.0 million (past due amortization and interest coupons on Boden 2012 Bonds recorded under “Other Receivables Resulting from Financial Brokerage,” representing the portion of the Compensatory Boden 2012 Bonds that was pending receipt at the end of 2004, and therefore was recorded in such account as of that date, and which was received by the Bank in late 2005 and therefore were recorded under “Government Securities”, and amortization and interest coupons of Boden 2012 Bonds sold under agreements to repurchase), and Galtrust I securities, for Ps.239 million (associated to a partial sale and to interest), and (iii) Ps.1.3 million for all other items taken as a whole.
     All of these adjustments to the Ps.107.2 million net income for fiscal year 2005 add up to a total of Ps.856.0 million of cash generated by operating activities.
     Funds provided (used) by investing activities: In fiscal year 2005, investing activities meant the net use of cash in the amount of Ps.767.5 million, mainly attributable to the effect of:
(i) a Ps.628.3 million decrease in cash as a result of the net increase in the Bank’s loan portfolio,
(ii) a Ps.108.9 million net use of cash applied to bank premises and equipment, miscellaneous and intangible assets (mainly representing payments of deposits pursuant to amparo claims), and
(iii) a Ps.30.3 million net use of cash resulting from the net decrease in deposits at the Argentine Central Bank, reflecting an increase in deposits held in favor of clearing houses.
     Funds provided (used) by financing activities: In fiscal year 2005, financing activities meant the net use of cash in the amount of Ps.41.4 million, mainly attributable to:
(i) a Ps.1,696.3 million increase in cash generated by the increase in deposits,
(ii) a Ps.179.2 million increase in long term credit facilities, representing funds obtained by the regional credit-card companies,
(iii) a Ps.418.5 million net use of cash applied to payments on long-term liabilities, of which Ps.117.0 million were paid by Galicia Uruguay under the repayment schedule of its restructured deposits, Ps.190.0 million were payments of principal and interest on the 2007 Notes, Ps.71.0 million were paid by the Bank to a local bank, and Ps.36.0 million were payments made by the regional credit-card companies on their debt.
(iv) a Ps.1,239.2 million net use of cash applied to payments on short-term borrowings, mainly on the financial assistance from the Argentine Central Bank, for Ps.1,170 million (including both scheduled payments and amounts cancelled in advance). In addition, Ps.15.0 million payments were made to cancel the Trade “A” facility and the regional credit-card companies settled bank debt and negotiable obligations, for Ps.54.0 million, and
(v) a Ps.259.1 million net use of cash from the net decrease in repurchase agreements, mainly attributable to forward sales of Lebac acquired in connection with reverse repurchase agreements.
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
Fiscal year 2004
     The 19.7% increase in our available cash in fiscal year 2004 is explained by the following changes, classified by type of cash-providing or cash-using activity:
     Funds provided by Operating Activities: To determine the amount of funds provided/used by operating activities, all income statement items that did not imply a use of funds (decrease of cash) and all income statement items not representing an origin of funds (increase of cash) were added and subtracted, respectively, from the Ps.109.9 million net loss for fiscal year 2004. In 2004, operating activities used funds in the amount of Ps.221.1 million.
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
     In addition, the following items generated cash movements: (i) a Ps.273.3 million decrease in other liabilities, mainly comprised of lower interest on foreign debt subject to restructuring (for Ps.77.0 million), payments on restructured trade loans (for Ps.41.6 million), payments on the loan with the FFRE (for Ps.54.5 million), and lower other contingencies (for Ps.50.0 million), (ii) Ps.91.6 million decrease in government securities, generated by proceeds from Bogar Bonds (monthly interest payments) and Boden 2012 Bonds (semiannual interest payments), and (iii) a Ps.74.8 million increase in other assets mainly attributable to greater leasing activity.
     Funds provided (used) by investing activities: in fiscal year 2004, investing activities meant the net use of cash in the amount of Ps.240.2 million, mainly attributable to the net effect of:
(i) a Ps.112.4 million decrease in cash as a result of a net increase in the Bank’s loan portfolio and
(ii) a Ps.131.8 million net use of cash applied to intangible assets (mainly in connection with the payment of deposits pursuant to amparo claims).
     Funds provided (used) by financing activities: in fiscal year 2004, financing activities generated cash in the amount of Ps.618.3 million, mainly attributable to:
(i) a Ps.1,415.0 million increase in cash generated by the increase in deposits, which is net of scheduled payments by Galicia Uruguay and Galicia Cayman, during 2004, on restructured deposits and of the settlement of the exchange offer made to its depositors in early 2004,
(ii) the amortization of long term indebtedness, for Ps.289.7 million, reflecting mainly payments on negotiable obligations (Ps.183 million) issued by Galicia Uruguay to restructure its deposits, with the remaining amount corresponding to payments on a credit line from a domestic bank,
(iii) payments of principal and interest on the financial assistance from the Argentine Central Bank, for Ps.453.8 million, with the remaining Ps.107.2 million corresponding to payments on debt of the regional credit-card companies,
(iv) a Ps.261.7 million increase in cash generated by a repo transaction with Boden 2012 Bonds, and

(v) Ps.207.6 million of principal and interest payments on the debt subject to restructuring, made to settle the exchange offered to restructure such debt in May 2004,.
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
     As of December 31, 2006, the gaps between maturities of the Bank’s financial assets and liabilities based on contractual maturity were as follows:

	As of December 31, 2006 (1)
	Less than
	one Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in millions of pesos, except ratios)
Assets
Cash and Due from Banks	799.0	—	—	—	799.0
Argentine Central Bank — Escrow Accounts	1,632.9	—	—	—	1,632.9
Overnight Placements	608.0	—	—	—	608.0
Loans — Public Sector	173.6	2,578.9	1.7	—	2,754.2
Loans — Private Sector	5,607.0	1,169.5	191.4	19.8	6,987.7
Government Securities	1,272.8	2,339.0	779.1	64.9	4,455.8
Negotiable Obligations and Corporate Securities	3.1	12.2	8.7	—	24.0
Financial Trusts	104.7	266.8	457.8	161.9	991.2
Special Fund Former Almafuerte Bank	143.9	208.2	—	—	352.1
Assets under Financial Lease	67.4	137.0	1.8	—	206.2
Other — Argentine Central Bank (1)	1,733.3	—	—	—	1,733.3

Total Assets	12,145.7	6,711.6	1,440.5	246.6	20,544.4

Liabilities
Saving Accounts	2,585.9	—	—	—	2,585.9
Demand Deposits	2,183.5	—	—	—	2,183.5
Time Deposits	5,666.7	231.2	0.1	—	5,898.0
Argentine Central Bank	2,310.4	640.8	38.5	—	2,989.7
Negotiable Obligations	563.6	1,792.9	784.6	749.8	3,890.9
International Banks and Credit Agencies	149.3	358.3	311.8	40.4	859.8
Domestic Banks	251.4	39.2	—	—	290.6
Other Liabilities (2)	2,398.8	13.7	0.2	—	2,412.7

Total Liabilities	16,109.6	3,076.1	1,135.2	790.2	21,111.1

Asset / Liability Gap	(3,963.9)	3,635.5	305.3	(543.6)	(566.7)
Cumulative Gap	(3,963.9)	(328.4)	(23.1)	(566.7)	(566.7)
Ratio of Cumulative Gap to Cumulative Liabilities	(24.6)%	(1.7)%	(0.1)%	(2.7)%
Ratio of Cumulative Gap to Total Liabilities	(18.8)%	(1.6)%	(0.1)%	(2.7)%

Principal plus CER adjustment. Does not include interest.

(1)	Corresponds to the proceeds from the sale of Secured Loans made in December 2006, which were applied, on January 3, 2007, to the settlement of the same amount of financial assistance from the Argentine Central Bank. It is shown in the first bucket (as well as the liability settled with those funds on January 3, 2007) even though the bucket that would have corresponded contractually, as of December 31, 2006, to the asset and the liability settled is the second bucket, because these funds were actually used to settle the liability on January 3.

(2)	Includes, mainly, debt with retailers due to credit-card operations, liabilities in connection with repo transactions, debt with domestic credit agencies and collections for third parties. The “Less than One Year” bucket also includes Ps.13.5 million corresponding to the Bank’s foreign debt not tendered by its holders in the exchange offered to restructure such foreign debt, which was completed in May 2004.

     An exception to the contractual criterion was made in the case of the Ps.1,733.3 million proceeds from the sale of Secured Loans made on December, 2006, which were applied, on January 3, 2007, to the settlement of the same amount of financial assistance from the Argentine Central Bank, as well as in the case of the liability settled. Because the asset was actually used to settle the liability on January 3, 2007, these amounts were included in the first bucket, even though the bucket that would have corresponded contractually, as of December 31, 2006, to the asset and the liability settled on that date is the second bucket.
     The Bank’s Board of Directors has defined a limit for liquidity mismatches. This limit has been established at -25% (minus 25%) for the ratio of “cumulative gap to total liabilities” within the first year. As shown in the table above, the Bank complies with the established policy, since such gap was -18.8% (minus 18.8%) at the close of the fiscal year.
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
     As of December 31, 2006, the Bank’s liquidity structure was as follows:

	As of December 31, 2006
	(in millions of pesos)
Legal Requirement	Ps.	1,856.9
Excess Liquidity		1,045.2

Total Liquidity (1)	Ps.	2,902.1

(1)	Excludes cash of Galicia Uruguay, the Cayman Branch, and other related companies.
     Legal liquidity refers to the “Minimum Cash Requirements” set by regulations of the Argentine Central Bank, minus the permitted reduction in the requirement in the amount of the balance of the “Special Fund Former Almafuerte Bank” (Resolution No.408/03 of the Argentine Central Bank).
     Excess liquidity consists of the following items: (i) 100% of the balance of overnight placements in banks abroad, (ii) 80% of short-term loans (call loans) to prime companies, (iii) 90% of the Lebac balance, (iv) 100% of available government securities, at market value, due to the potential liquidity that might be obtained through sales or repo transactions, and (v) net short-term interbank loans (call loans), (vi) 100% of the balance at the Argentine Central Bank (including escrow accounts in favor of clearing houses) in excess of the necessary items to cover the Minimum Cash Requirements, and (vii) the amount of the technical cash non-computable for compliance with such requirements.
     In connection with legal requirements, such requirements correspond to the Minimum Cash Requirements for peso- and dollar-denominated assets and liabilities, established by the Argentine Central Bank. For more information on the Argentine Central bank rules regarding reserve requirements for liquidity purposes, see Item 4. “Information on the Company—Argentine Banking System and Regulation—Argentine Banking Regulation—Legal Reserve Requirements for Liquidity Purposes.”
     The assets computable for compliance with this requirement are the technical cash, which comprises bills and coins (up to a 67% maximum beginning on October 1, 2006, as established by the Argentine Central Bank’s Communiqué “A” 4580 dated September 29, 2006), the balances of the peso- and dollar-denominated accounts at the Argentine Central Bank and that of the escrow accounts held at the Argentine Central Bank in favor of clearing houses.

     The Bank’s Board of Directors defines a total liquidity objective, which is determined based on the analysis of the behavior of the Bank’s deposits during the 2001-2002 crisis (considered as the “worst-case” scenario). Two liquidity levels are defined: “operational liquidity” (to address the Bank’s daily operations) and “additional liquidity” (excess amount available). Deposits are classified into “wholesale deposits” and “retail deposits”.
     For the fiscal year, “operational liquidity” was established at 5% of retail demand deposits and time deposits maturing in less than 10 days, plus the balance in the escrow accounts held at the Argentine Central Bank and the balances in correspondent banks needed to address foreign-trade operations.
     “Additional liquidity” varies according to the remaining maturity of the different types of deposits and to the currency in which said deposits are denominated. As a result of the analysis performed, the Bank defined a floor for “additional liquidity in pesos” at 50% of the necessary funds to bear the “worst case” scenario and for the “additional liquidity in US dollars” the floor was set at 70% of the liquid funds necessary in order to bear the “worst case” scenario. Simultaneously, a margin must be kept in order to face a potential drop in deposits, of 5% in pesos and 15% in US dollars, without failing to meet the Minimum Cash Requirements. At fiscal-year end, the “additional liquidity” included in the above table amounted to Ps.1,510.4 million and US$313.4 million, equivalent to 51.6% and to 332.3% of the “worst case” scenario, respectively, with both percentages exceeding the policy established by the Bank.
Capital
     Our capital adequacy is not under the supervision of the Argentine Central Bank.
     Our capital management policy is designed to ensure prudent levels of capital.
     We, as well as our controlled companies, except for Banco Galicia and the affiliates of Sudamericana mentioned in the paragraph below, are regulated by the Corporations’ Law. In section No. 186, the law establishes that the capital of a corporation cannot be less than Ps.12,000.
     The insurance companies held by Sudamericana are Galicia Seguros S.A. and Galicia Retiro Compañía de Seguros S.A. These companies meet the minimum capital requirements set by General Resolution No. 31,134 of the National Insurance Superintendency. See Item 4. “Information on the Company—Selected Statistical Information—Regulatory Capital—Minimum Capital Requirements of Insurance Companies.”
     As of December 31, 2006, the computable capital of the companies held by Sudamericana exceeded the minimum requirement of Ps.9.6 million by Ps.38.7 million.
     Sudamericana also holds Sudamericana Asesores de Seguros S.A., company dedicated to the brokerage in different lines of insurance that is regulated by the guidelines of the Corporations’ Law, which governs commercial companies.
     The following table analyzes our capital resources as of the dates indicated.

	As of December 31,
	2006			2005			2004
	(in millions of pesos, except ratios, multiples and percentages)
Shareholders’ Equity	Ps.	1,608.5		Ps.	1,626.8		Ps.	1,519.5
Shareholders’ Equity as a Percentage of Total Assets		6.81%			6.35%			6.42%
Total Liabilities as a Multiple of Total Shareholders’ Equity		13.69	x		14.76	x		14.56	x
Tangible Shareholders’ Equity(1) as a Percentage of Total Assets		4.68%			4.43%			3.73%
Total Capital Ratio	na		(2)	na			na
Excess Capital over Required Minimum Capital	na			na			na

(1)	Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.

(2)	Not applicable.

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
Capital Expenditures
     For a description of our capital expenditures in 2006 and our capital commitments for 2007, see Item 4. “Information on the Company—Capital Investments and Divestitures.”
For a description of financing of our capital expenditures, see “—Liquidity.”
Item 6. Directors, Senior Management and Employees
Our Board of Directors
     Our ordinary shareholders’ meeting took place on April 26, 2007. The following table sets out the members of our Board of Directors as of that date (all of whom are resident in Buenos Aires, Argentina), the positions they hold within Grupo Financiero Galicia, their dates of birth, their principal occupations and the expiry dates of their current terms.

			Principal		Current
Name	Position	Date of Birth	Occupation	Member Since	Term Ends

Antonio Garcés	Chairman of the Board and Chief Executive Officer	May 30, 1942	Banker	April 2002	December 2007
Federico Braun	Vice Chairman	February 4, 1948	Businessman	September 1999	December 2007
Abel Ayerza	Director	May 27, 1939	Businessman	September 1999	December 2008
Eduardo Escasany	Director	June 30, 1950	Businessman	April 2005	December 2009
Enrique Martin	Director	October 19, 1945	Businessman	April 2006	December 2008
Luis Oddone	Director	May 11, 1938	Businessman	April 2005	December 2009
Pedro Richards	Director	November 14, 1952	Businessman	April 2005	December 2009
Silvestre Vila Moret	Director	April 26, 1971	Businessman	June 2002	December 2007
Eduardo Zimmermann	Director	January 3, 1931	Businessman	April 2000	December 2008
Pablo Gutierrez	Alternate Director	December 9, 1959	Banker	April 2003	December 2008
María Ofelia Hordeñana de Escasany	Alternate Director	December 30, 1920	Businesswoman	April 2000	December 2007
Sergio Grinenco	Alternate Director	May 26, 1948	Banker	April 2003	December 2008
Alejandro Rojas Lagarde	Alternate Director	July 17, 1937	Lawyer	April 2000	December 2008
Luis Monsegur	Alternate Director	August 15, 1936	Accountant	April 2000	December 2007

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
     Eduardo Escasany: Mr. Escasany obtained a degree in economics from the Universidad Católica Argentina. He was associated with the Bank from 1973 to 2002. He was appointed to the Bank’s Board of Directors in 1975, in 1979 he was elected vice chairman and from 1989 to March 21, 2002 he was chairman of the Bank’s Board of Directors and its chief executive officer. He was chairman of the Argentine Bankers Association from November 1993 to July 2002 having served as vice-chairman between 1989 and 1993. He was chairman of our Board of Directors from April 2000 to June 2002. He was elected again as a member of the Board of Directors in April 2005 and reelected in April 2007. He is chairman of Inversora Los Arroyos S.A. and a lifetime trustee (and first vice chairman) of the Fundación Banco de Galicia y Buenos Aires. Mr. Escasany is Mrs. María Ofelia Hordeñana de Escasany’s son and Mr. Silvestre Vila Moret’s uncle.
     Enrique Martin: Mr. Martin obtained a degree in law at the Universidad de Buenos Aires. He has been a professor at that university for twelve years and he has also been a professor of Foreign Trade & International Banking at the Universidad del Salvador in Buenos Aires. He has a Post-Graduate Certificate on International Economics from the University of London. He was associated with the Bank from 1977 to 2002 where he was responsible for the International Banking Relations Department. Mr. Martin is also a director of the Argentine-Chilean Chamber of Commerce and the Canadian-Argentine Chamber of Commerce. He joined our Board of Directors in April 2006.
     Luis Oddone: Mr. Oddone obtained a degree in national public accounting at the Universidad de Buenos Aires. Mr. Oddone is chairman of La Cigarra S.A., vice chairman of Scharstorf S.A., director of Petrolera del Cono Sur S.A. and syndic of Bohue S.A., INTA S.A., Lamarca y Cía. S.A., Promotora S.A., SATEX S.A., Tango Jet S.A. and Walmont. He was elected as a member of our Board of Directors in April 2005 and reelected in April 2007.
     Pedro Richards: Mr. Richards obtained a degree in economics from the Universidad Católica Argentina and holds a master of science in management from the Sloan School of Management at the Massachusetts Institute of Technology. He was a director of the National Development Bank (BANADE). He has been associated with Banco Galicia since 1990. Since August 2000, he has been our managing director. Mr. Richards is also a director of Galval and vice chairman of Sudamericana, Galicia Warrants, and Net Investment. He served as an alternate director of Grupo Financiero Galicia from April 2003 until April 2005, when he was appointed as a director and was reelected as such in April 2007.
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

     Pablo Gutierrez: Mr. Gutierrez obtained a degree in business administration from the Universidad de Buenos Aires. Since 1985, he has been associated with the Bank. In April 2005 he was appointed to the Board of Directors of the Bank. He served as the head of the Bank’s Treasury Division until April 2007. Mr. Gutierrez is also chairman of Galicia Valores S.A. Sociedad de Bolsa and Argenclear S.A., vice chairman of Galicia Pension Fund Ltd. and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires. He was reelected for his current position on April 27, 2006. Mr. Gutierrez is Mr. Abel Ayerza’s nephew.
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
     Four of our directors and two of our alternate directors are members of the families that are the controlling shareholders of Grupo Financiero Galicia.
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

     According to the CNV rules, the audit committee is primarily responsible for (i) issuing a report on the Board of Directors’ proposals for the appointment of the independent auditors and the compensation for the Directors, (ii) issuing a report comprising the activities performed according to the CNV requirements, (iii) issuing the audit committee’s annual plan and implementing the plan each fiscal year, (iv) evaluating external auditors’ independence, word plans and performance, (v) evaluating the plans and performance of the internal auditors, (vi) supervising the reliability of our internal control systems, including the accounting system, and of external reporting of financial or other information, (vii) following-up on the use of information policies on risk management at the company’s main subsidiaries, (viii) evaluating the reliability of the financial information to file with the CNV and the SEC, (ix) verifying compliance with the applicable conduct rules, and (x) issuing a report on related party transactions and disclosing any transaction where a conflict of interest exists with corporate governance bodies and controlling shareholders. The audit committee has access to all information and documentation that it requires and is broadly empowered to fulfill its duties. During 2006, the audit committee held twelve meetings.
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
Our Supervisory Committee
     Our bylaws provide for a supervisory committee consisting of three members who are referred to as “syndics” and three alternate members who are referred to as “alternate syndics.” In accordance with the Corporations’ Law and our bylaws, the syndics and alternate syndics are responsible for ensuring that all of our actions are in accordance with applicable Argentine law. Syndics and alternate syndics are elected by the shareholders at the annual general shareholders’ meeting. Syndics and alternate syndics do not have management functions. Syndics are responsible for, among other things, preparing a report to shareholders analyzing our financial statements for each year and recommending to the shareholders whether to approve such financial statements. Alternate syndics act as alternates in the temporary or permanent absence of a syndic. Currently, there are three syndics and three alternate syndics. Syndics and alternative syndics are elected for a one-year term.
     The following table shows the members of our supervisory committee. Each of our syndics was appointed at the ordinary shareholders’ meeting held on April 26, 2007.

		Principal	Current Term
Name	Position	Occupation	Ends

Norberto Corizzo	Syndic	Accountant	December 2007
Raúl Estevez	Syndic	Accountant	December 2007
Adolfo Melián	Syndic	Lawyer	December 2007
Miguel Armando	Alternate Syndic	Lawyer	December 2007
Fernando Noetinger	Alternate Syndic	Lawyer	December 2007
Horacio Tedín	Alternate Syndic	Lawyer	December 2007

     The following is a summary of the biographies of the members of our supervisory committee:
     Norberto Corizzo: Mr. Corizzo obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 1977. Mr. Corizzo is also a syndic of Banco Galicia, Galicia Uruguay, EBA Holding, Tarjetas Regionales S.A. and its subsidiaries, Galicia Warrants, Sudamericana and its subsidiaries, Galicia Valores S.A. Sociedad de Bolsa, Galicia Factoring y Leasing S.A., Net Investment and Tradecom Argentina S.A.
     Raúl Estevez: Mr. Estevez obtained a degree in national public accounting at the Universidad de Buenos Aires. He was associated with the Bank from 1959 to December 2005. Since December 1993 and until his departure, he was the head of the Accounting Department of the Bank. Mr. Estevez is also a syndic of the Bank, Galicia

Factoring y Leasing, Galicia Inmobiliaria S.A., Galicia Retiro Compañía de Seguros S.A., Galicia Seguros S.A., Galicia Valores S.A. Sociedad de Bolsa, Galicia Warrants, Net Investment, Tarjeta del Mar S.A. and Sudamericana.
     Adolfo Melián: Mr. Melián obtained a degree in law at the Universidad de Buenos Aires. He has been associated with the Bank since 1970. He served as counsel to the Bank’s Board of Directors until 1975. Mr. Melián is also a director of Santiago Salud S.A. and a syndic of Banco Galicia, Sudamericana and its subsidiaries, Galicia Warrants, Galicia Valores S.A. Sociedad de Bolsa, Galicia Factoring y Leasing S.A., Tarjetas Regionales S.A. and its subsidiaries and Net Investment. Mr. Melián is a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires.
     Miguel Armando: Mr. Armando obtained a degree in law at the Universidad de Buenos Aires. He was first elected syndic of the Bank in 1986. Mr. Armando is also a syndic of EBA Holding S.A. and an alternate syndic of Banco Galicia and Tarjetas Regionales S.A. and its subsidiaries.
     Fernando Noetinger: Mr. Noetinger obtained a degree in law at the Universidad de Buenos Aires. He has been associated with the Bank since 1987. Mr. Noetinger is also a syndic of Sudamericana and an alternate syndic of EBA Holding S.A., Banco Galicia, Galicia Factoring y Leasing S.A., Galicia Retiro Compañía de Seguros S.A., Galicia Seguros S.A., Galicia Valores S.A. Sociedad de Bolsa, Galicia Warrants, Net Investment, Santiago Salud S.A. Tarjetas Regionales S.A. and Tarjetas del Mar S.A
     Horacio Tedín: Mr. Tedín obtained a degree in law at the Universidad de Buenos Aires. In 1981 he founded his own legal firm, which has actively worked for Banco Galicia and other big corporate clients. Mr. Tedín is also vice chairman of Galicia Inmobiliaria S.A. and a syndic of Galicia Internacional S.A. and an alternate syndic of EBA Holding and Galicia Administradora de Fondos S.A.
Compensation of Our Directors
     Compensation for the members of our Board of Directors is considered by the shareholders at the shareholders’ meeting once the fiscal year has ended. Our independent directors are paid an annual fee based on the functions they carry out and they may receive partial advanced payments during the year. A director who is an employee receives a fixed compensation and may receive a variable fee based on individual performance and has access to retirement insurance.
     We do not pay fees to the members of our Board of Directors who are also members of the Board of Directors of the Bank. For fiscal year 2006, the shareholders’ meeting held on April 26, 2007, approved a total payment of Ps.1.1 million to our directors. For a description of the amounts to be paid to the Board of Directors of Banco Galicia, see “—Compensation of Banco Galicia’s Directors and Officers” below.
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
Management of Grupo Financiero Galicia
     Our organizational structure consists of a managing director who reports to the Board of Directors, and two managers who report to the managing director: the financial and accounting manager and the investor relations manager.
     The managing director’s main function is implementing policies defined by our Board of Directors and to oversee the financial and accounting department and investor relations. Our managing director is Pedro Richards, who was born on November 14, 1952.
     The financial and accounting manager is mainly responsible for assessing current and potential investments, planning and coordinating our administrative services and financial resources in order to ensure their proper management, for meeting the financial information requirements set by several controlling bodies, and with the provision of information required for internal controls and budgeting. Our financial and accounting manager is José Luis Gentile, who was born on March 15, 1956.
     The investor relations manager is mainly responsible for planning, preparing, coordinating and controlling the financial information that it provides to the stock exchanges where our shares are listed, regulatory bodies and both domestic and international investors and analysts. Apart from considering the materials published by analysts, the department carries out the follow-up of their opinions, as well as those of shareholders and investors in general. Our investor relations manager is Pablo Eduardo Firvida, who was born on March 17, 1967.
     The policy for compensation applied by us and our controlled companies is essentially the same and consists in arranging salary levels in order of importance based on a system that describes and assesses job positions based on objective factors (Hay System). The purpose is to pay compensation amounts similar to those observed in the domestic market for job positions with the same hierarchy and responsibilities. Managers and directors who are our or our controlled companies’ employees receive a fixed compensation and may receive a variable compensation based on individual performance. This policy for compensation envisages the possibility of having access to retirement insurance.
     We do not maintain stock-option, profit-sharing or pension plans or any other retirement plans for the benefit of our managers.
Board of Directors of Banco Galicia
     The ordinary shareholders’ meeting held on April 26, 2007, established the size of the Bank’s Board of Directors at nine members and five alternate directors. The following table sets out the members of our Board of Directors as of April 26, 2007, all of whom are resident in Buenos Aires, Argentina, the years of appointment, the position currently held by each of them, their dates of birth, their principal occupation and when their term ends. The business address of the members of the Board of Directors is Tte. General J. D. Perón 407, (C1038AAI) Buenos Aires, Argentina.

		Date of	Principal	Member	Current Term
Name	Position	Birth	Occupation	Since	Ends

Antonio R. Garcés	Chairman of the Board Vice Chairman and	May 30, 1942	Banker	September 2001	December 2008
Sergio Grinenco	Chief Financial Officer	May 26, 1948	Banker	April 2003	December 2008
Enrique M. Garda Olaciregui	Director and Secretary	April 29, 1946	Banker	April 2003	December 2007
Daniel A. Llambías	Director	February 8, 1947	Banker	September 2001	December 2009
Luis M. Ribaya	Director	July 17, 1952	Banker	September 2001	December 2007
Guillermo J. Pando	Director	October 23, 1948	Banker	April 2003	December 2007
Pablo Gutierrez	Director	December 9, 1959	Banker	April 2005	December 2008
Eduardo O. Del Piano (1)	Director	May 12, 1938	Accountant	April 2004	December 2009
Pablo M. Garat (1)	Director	January 12, 1953	Lawyer	April 2004	December 2009
Eduardo A. Fanciulli	Alternate Director	April 10, 1951	Banker	September 2001	December 2009
Raúl Héctor Seoane	Alternate Director	July 18, 1953	Banker	April 2005	December 2008
Juan C. Fossatti (2)	Alternate Director	September 11, 1955	Lawyer	June 2002	December 2008
Osvaldo H. Canova (2)	Alternate Director	December 8, 1934	Accountant	April 2004	December 2009
Julio P. Naveyra (2)	Alternate Director	March 24, 1941	Accountant	April 2004	December 2009

(1)	In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Messrs. Eduardo O. Del Piano and Pablo M. Garat are independent and were reelected at the ordinary shareholders’ meeting held on April 26, 2007. The Board of Directors’ meeting held on April 27, 2007 reelected them as members of the audit committee. Messrs. Del Piano and Garat are also independent directors in accordance with the new Nasdaq rules.

(2)	In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Mr. Fossatti, Mr. Canova and Mr. Naveyra are independent alternate directors. They would replace the independent directors in case of vacancy. They are also independent directors in accordance with the new Nasdaq rules.

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
     Daniel Antonio Llambías: Mr. Llambías obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 1964. He was elected alternate director of the Bank in September 1997 and director in September 2001. Mr. Llambías is also chairman of Sudamericana, vice chairman of Visa Argentina S.A., Liquidator of Gal Mobiliaria S.A. de Ahorro para Fines Determinados (in liquidation), director of Galicia Valores S.A. Sociedad de Bolsa, Tarjeta Naranja S.A., Tarjetas Regionales S.A., Tarjetas del Mar S.A., Tarjetas Cuyanas S.A., Banelco S.A., Ancud Comercial S.A. and Fincas de La Juanita S.A., as well as a delegate to the shareholders’ meetings of Automóvil Club Argentino, counselor of Fundación Fides and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires.
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
     Guillermo Juan Pando: Mr. Pando has been associated with the Bank since 1969. He was first elected alternate director of the Bank in September 2001 until June 2002, and in April 2003 he was elected director. He is also chairman of Tarjetas Regionales S.A., Galicia (Cayman) Ltd., Galicia Pension Fund Ltd. and Galicia Warrants, director of Galicia Factoring y Leasing S.A., Tarjetas del Mar S.A. and Tarjeta Naranja S.A., liquidator of Gal Mobiliaria S.A. Sociedad de Ahorro para Fines Determinados (in liquidation) and Galicia Capital Markets S.A. (in liquidation) , alternate director of Electrigal S.A. and Distrocuyo S.A. and an alternate trustee of Fundación Banco de Galicia y Buenos Aires.
     Pablo Gutierrez: See “—Our Board of Directors.”
     Eduardo Oscar Del Piano: Mr. Del Piano obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank as an independent director since April 2004. Mr. Del Piano is also a syndic of La Rural de Palermo S.A. and La Rural S.A.
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
     Osvaldo Héctor Canova: Mr. Canova obtained a degree in accounting at the Universidad de Buenos Aires. He has been associated with the Bank since April 2004 when he was elected as an independent alternate director. Mr. Canova has been a member of Harteneck, López y Cía. (now Price Waterhouse & Co. S.R.L.) and Mcduliffe, Turquan Young. Mr. Canova is also President of Maynor S.A., an alternate director of Telecom Argentina S.A. and a syndic of Arcor S.A.I. y C, Unilever S.A., Bagley Argentina S.A., Inaral S.A., Helket S.A., Sociedad Anónima Grasas Refinadas Argentinas Comercial e Industrial (SAGRA), Arisco S.A., Novartis S.A. and Cartocor S.A. and a trustee of Fleni and Pent.
     Julio Pedro Naveyra: Mr. Naveyra obtained a degree in accounting at the Universidad de Buenos Aires. He has been associated with the Bank since April 2004 when he was elected as an independent alternate director. Mr. Naveyra has been a member of Harteneck, López y Cía. (now Price Waterhouse & Co. S.R.L.). He is also a syndic of S.A. La Nación, Supermercados Makro S.A., Sandoz S.A., EssoMobil S.A., Ford Argentina S.R.L. and Ford Credit S.A., an alternate syndic of Transener S.A., a director of Gas Natural Ban S.A. and Telecom Argentina S.A. and Grupo Concesionario del Oeste S.A.
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
     Credit Committee: This committee is composed of four directors and the Credit Division manager. The Wholesale Banking Division manager, the Retail Banking Division manager and the Treasury Division manager may be present in case the account subject to the committee’s approval belongs to any of those departments. The committee meets at least four times a week with a quorum of at least one director. The committee’s function is to decide on loans greater than Ps.5.0 million in the case of corporate customers, on loans greater than Ps.1.0 million in the case of individuals and on all loans to be granted to financial institutions (local or foreign) and related companies. Approved operations are recorded in signed and dated documents.
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

     Systems Committee: This committee is composed of six directors, the Retail Banking Division manager, the Wholesale Banking Division manager, the Treasury Division manager, the Corporate Services Division manager, the Operations Department manager, and the Organization Department manager. This committee is in charge of supervising and approving new systems ’development plans and budgets, as well as supervising these systems’ budget controls. It is also responsible for approving the general design of the systems’ structure implemented and for supervising the quality of the Bank’s systems. The committee meets at least once every three months. The committee acts formally by written resolutions.
     Audit Committee: In accordance with the requirements set forth by the Argentine Central Bank, the Bank has an audit committee composed of two directors, one of which is an independent director, and the Internal Audit manager. In addition, in its capacity as a publicly listed company (in Argentina), the Bank must comply with the Régimen de Transparencia de la Oferta Pública (“System for the Transparency of Public Offerings”) set forth by Decree No.677/2001 and by the rules established by the CNV in its Resolutions No. 400, 402 and related rules. In order to comply with the CNV rules regarding the composition of audit committees, which require such committees to be composed of at least three directors with a majority of independent directors, the ordinary shareholders’ meeting held on April 26, 2007, re-appointed Messrs. Eduardo O. Del Piano and Pablo M. Garat as independent directors and, the Board of Directors held on April 27, 2007 confirmed them as members of the audit committee. The third member, Daniel A. Llambías, a non-independent director, was appointed by the Board of Directors as member of the audit committee.
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
     Committee for the Control and Prevention of Money Laundering and for the Financing of Terrorism: This committee is responsible for planning, coordinating, and promoting compliance with the policies for the prevention and control of money laundering established and agreed on by the Board of Directors, based on current regulations including the design of internal controls, the training of the Bank’s employees and an internal audit control of the financing of terrorism. It is composed of four directors, one of whom is the responsible officer, the Corporate Services Division manager, the Wholesale Banking Division manager, the Risk Management Department manager, the Distribution Division manager, the Human Resources and Organizational Development manager, the Internal Audit manager, a representative of the supervisory committee, and the head of the Anti-laundering Unit. The Anti-laundering Unit reports directly to this committee. In addition, in accordance with Argentine Central Bank regulations, Director Dr. Enrique M. Garda Olaciregui was appointed as the Bank’s officer responsible for the control and prevention of money laundering and the financing of terrorism. The committee is scheduled to meet at least once every two months. Resolutions must be registered in a minutes book bearing folios and seals.
     Disclosure Committee: This committee was created to comply with the provisions of the Sarbanes-Oxley Act of the United States of America issued in 2002. This committee is composed of three directors, the Wholesale Banking Division manager, the Retail Banking Division manager, the Treasury Division manager, the Credit Manager, the Planning and Management Control Division manager, the internal auditor, the Accounting Department manager, the Financial Analysis and Planning Department manager, the Relations with Investors and Rating Agencies Department manager, as well as of a representative of the Bank’s supervisory committee. A member of the committee that was created for the same purpose by Grupo Financiero Galicia also attends the meetings held by this committee.
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
     Assets and Liabilities Committee (Alco): This committee is in charge of analysis and recommendations to the business divisions in connection with the management of interest-rate, currency and maturity mismatches, with the goal of maximizing financial and foreign-exchange results within acceptable parameters of risk and capital use. This committee is also responsible for suggesting changes to these parameters, if necessary, to the Board of Directors. Two Directors, the manager of the Planning and Management Control Division (this Division being the Funding Unit manager), the Wholesale Banking Division manager, the Retail Banking Division manager, and the Treasury Division manager are members of this committee. This committee appointed a permanent staff composed of the Credit Division manager, the Risk Management, Planning and Budget Control, Profitability and Resource Allocation, Asset Management, Financial Operations and the Financial Analysis and Planning department managers. The committee meets at least once every two weeks. It acts formally by written resolutions signed by two members.
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
     Periodically, the Board of Directors is advised as to the decisions taken by the various committees, which are written down in minutes.
Banco Galicia’s Executive Officers
     The following divisions report to the Bank’s Board of Directors:

Division	Manager

Wholesale Banking	Juan Miguel Woodyatt
Retail Banking	Daniel A. Llambías (in charge)
Treasury	To be appointed
Distribution	Juan Sarquís
Credit	Juan Carlos L’Afflitto
Corporative Services	Miguel Angel Peña

     Wholesale Banking: This Division is responsible for managing the Bank’s business related to corporate customers. The areas reporting to wholesale banking are: Corporate Banking, Middle-market Banking, Investment Banking, Capital Markets, Wholesale Marketing and Foreign Trade.
     Retail Banking: This Division is responsible for managing the Bank’s business relating to individuals. The areas reporting to Retail Banking are: Consumer Banking, Retail Marketing and Private Banking.
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
     Distribution: This division is in charge of the suitable coordination of the different channels focused on each of the customer segments as well as the coordination of the offer of the different products and services offered by the Bank. Two regional branch supervision departments and the Alternative Channels Department report to the Distribution Division.
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
     In addition, the Legal Counsel, Planning and Management Control, Internal Audit, Human Resources and Organizational Development, Institutional Affairs, the Anti- Laundering Unit and Chief Economist offices report to the Board of Directors. Messrs. Enrique M. Garda Olaciregui, Raúl H. Seoane, Luis A. Díaz, Enrique C. Behrends, Diego F. Videla, Silvia Castiglioni and Nicolas Dujovne are in charge of the aforementioned offices, respectively.
     The following are the biographies of the Bank’s senior executive officers mentioned above and not provided in the section “—Board of Directors of Banco Galicia” or “—Our Board of Directors” above.
     Juan Miguel Woodyatt: Mr. Woodyatt was born on October 8, 1955. He obtained a degree in Business Administration from the Universidad Católica Argentina. He has been associated with the Bank since 1990. Mr. Woodyatt is president of Net Investment and Galicia Private Equity Management Corporation Ltd., a director of Galicia Factoring y Leasing S.A., Tarjetas Cuyanas S.A., Electrigal S.A., alternate director of AEC S.A. and Distrocuyo S.A., a liquidator of Galicia Capital Markets S.A. (in liquidation)
     Juan H. Sarquis: Mr. Sarquis was born on June 23, 1957. He obtained a degree in economics at the Argentine Catholic University. He has been associated with the Bank since 1982. Mr. Sarquís is also alternate director of Tarjetas Regionales S.A., Tarjeta Naranja S.A., Tarjetas del Mar S.A. and Tarjetas Cuyanas S.A.
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
     The table below shows the composition of Banco Galicia’s supervisory committee as they were reelected by the annual shareholders’ meeting held on April 26, 2007.

	Year of		Principal
Name	Appointment	Position	Occupation	Current Term Ends

Adolfo Héctor Melián	2007	Syndic	Lawyer	December 31, 2007
Norberto Daniel Corizzo	2007	Syndic	Accountant	December 31, 2007
Raúl Estevez	2007	Syndic	Accountant	December 31, 2007
Fernando Noetinger	2007	Alternate Syndic	Lawyer	December 31, 2007
Miguel N. Armando	2007	Alternate Syndic	Lawyer	December 31, 2007
Ricardo Adolfo Bertoglio	2007	Alternate Syndic	Accountant	December 31, 2007

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
Compensation of Banco Galicia’s Directors and Officers
     For fiscal year 2006, the Bank’s ordinary shareholders’ meeting held on April 26, 2007, approved remuneration for the Bank’s Board of Directors in the total amount of Ps.12.5 million, which includes the following:
•	total compensation, including salaries, variable compensation and other social benefits for the directors that are also employees and for the technical and administrative functions they perform, in accordance with section 25, subsection 2 of the Bank’s bylaws; and

•	compensation for the independent directors.
     The Bank’s bylaws establish that the Board of Directors will receive incentive remuneration, when corresponding, in an amount approved by the shareholders’ meeting. Such amount shall not exceed 6.0% of the Bank’s net income before income tax or any other tax that may replace it. The incentive remuneration was not paid during fiscal years 2006, 2005 and 2004.
     The Bank’s Board of Directors establishes the policy for compensation of the Bank’s personnel. The Bank’s managers receive a fixed compensation and they may receive a variable compensation, based on their performance.

     Seven directors and two alternate directors are employees of the Bank and, therefore, receive a fixed compensation and may also receive a variable compensation based on their performance, provided that these additional payments do not exceed the standard levels of similar entities of the Argentine financial market, a provision that is applicable to managers as well.
     The compensation regime includes the possibility of acquiring a retirement insurance policy. The Bank does not maintain stock-option plans or pension plans or any other retirement plans for the benefit of its directors and managers.
     The compensation of the Board of Directors must be approved by the shareholders’ meeting after the end of the fiscal year.
     As a result of the conclusion of the negotiations for the Bank’s foreign debt restructuring during 2004, a limit per fiscal year was established to the aggregate amount that the Board of Directors can receive as an honorarium. Those members of the Board of Directors who also hold executive offices may receive additional payments as compensation for performing said functions, provided that these additional payments do not exceed the standard levels prevailing in Argentina’s financial market. Under the terms of the loan agreements entered into by the Bank with its bank creditors to restructure its foreign debt, the Bank has agreed not to make any payment to its management in excess of market compensation.
     During 2006, provisions were established by the Bank to cover the variable compensation of the Bank’s Board of Directors and managers for the fiscal year. In March 2007, the Bank’s Board of Directors decided to pay a variable compensation to certain Bank employees for the fiscal year 2006, based on the compensation for similar or equal job positions in the labor market, in recognition of the performance and professional development of the respective beneficiaries during fiscal year 2006. The corresponding amount was funded with reserves established during said fiscal year. The Bank’s managers, excluding directors that are employees of the Bank, received a compensation of Ps.64.6 million for fiscal year 2006. This amount includes the fixed and variable compensations.
     The Bank had a bonus program based on our shares and ADSs, in favor of certain members of the senior management of the Bank and of its controlled or related companies. To this effect, in 2000, the Galicia 2004 Trust was established, which purchased certain of our shares and ADSs. In 2001, the beneficiaries were named and the remaining 157,669.4 of our shares and ADSs, that were part of the Galicia 2004 Trust, were transferred to the Galicia 2005 Trust. In 2003, the Galicia 2004 Trust was early terminated and the shares and ADSs were distributed to the appointed beneficiaries. On May 31, 2006, the Galicia 2005 Trust expired and the remaining of our shares and ADSs returned to the Bank and were sold before the end of fiscal year 2006.
Employees
     The following table shows the composition of our staff:

	As of December 31,
	2006	2005	2004

Grupo Financiero Galicia S.A.	8	8	8
Banco de Galicia y Buenos Aires S.A.	4,676	4,118	3,946
Branches	2,410	2,121	1,871
Head Office	2,266	1,997	2,075
Galicia Uruguay	13	18	19
Regional Credit-Card Companies	3,174	2,586	2,216
Sudamericana Consolidated	91	85	129
Other Subsidiaries	31	34	46

Total	7,993	6,849	6,364

     Within the current legal framework, affiliation to the employee unions is voluntary and there is only one union of bank employees with national representation. As of December 31, 2006, approximately 7.82% of the Bank’s employees were affiliated with the national bank employee union. The employees of the regional credit-card companies are affiliated with the national commerce employee union, in a percentage that ranged from 2.2% to 4.3%, depending on the company, as of December 31, 2006. During the first quarter of 2007 and 2006, the bank employee union and the national commerce employee union renegotiated their respective collective labor agreements in order to establish new minimum wages. As a result, in March 2007 and April 2006, salary increases were granted. Banco Galicia has not experienced a strike by its employees since 1973 and the regional credit-card companies have not experienced any strike event. We believe that our relationship with our employees has developed within normal and satisfactory parameters.
     We have a human resources policy that aims at providing our employees possibilities of growth and personal and socio-economic achievement. We will continue our current policy of monitoring both wage levels and labor conditions in the financial industry in order to be competitive.
     Our employees receive fixed compensation and may receive variable compensation according to their level of achievement. We do not maintain any profit-sharing programs for our employees.
     The Fundación Banco de Galicia y Buenos Aires is an Argentine non-profit organization that provides various services to Banco Galicia employees. The various activities of the Fundación include, among others, managing the medical services of Banco Galicia employees and their families, purchasing school materials for the children of Banco Galicia employees and making donations to hospitals and other charitable causes, including cultural events. The Fundación is managed by a Council. Certain members and alternate members of this council are members of our Board of Directors and supervisory committee. Members and alternate members of the Council do not receive remuneration for their services as trustees.
Nasdaq Corporate Governance Standards
     Pursuant to Nasdaq Marketplace Rule 4350(a), a foreign private issuer may follow home country corporate governance practices in lieu of the requirements of Rule 4350, provided that the foreign private issuer complies with certain mandatory sections of Rule 4350, discloses each requirement of Rule 4350 that it does not follow and describes the home relevant country practice followed in lieu of such requirement. The requirements of Rule 4350 and the Argentine corporate governance practice that we follow in lieu thereof are described below:
(i)	Rule 4350(b)(1)(A) — Distribution of Annual and Interim Reports. In lieu of the requirements of Rule 4350(b)(1)(A), we follow Argentine law, which requires that companies make public a Spanish language annual report, including annual audited consolidated financial statements, by filing such annual report with the CNV and the BASE, within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the CNV and the BASE within 42 calendar days of the end of each fiscal quarter. The BASE publishes the annual reports and interim reports in the BASE bulletin and makes the bulletin available for inspection at its offices. In addition, our shareholders can receive copies of annual reports and any interim reports upon such shareholders’ request. English language translations of our annual reports and interim reports are furnished to the SEC. We also post the English language translation of our annual reports and quarterly press releases on our website. Furthermore, under the terms of the Second Amended and Restated Deposit Agreement, dated as of June 22, 2000, among us, The Bank of New York, as depositary, and owners of ADSs issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of our annual reports and each of our quarterly press releases. Annual reports and quarterly press releases are available for inspection by ADR holders at the offices of The Bank of New York located at, 101 Barclay Street, 22nd Floor, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to the shareholders, at the company’s executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report), as well as proposals of the company’s board of directors.

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
Share Ownership
     For information on the share ownership of our directors and executive officers as of December 31, 2006, see Item 7. “Major Shareholders and Related Party Transactions—Major Shareholders.”
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
     As of March 31, 2007, our capital structure was made up of class A shares, each of which is entitled to five votes and class B shares, each of which is entitled to one vote. As of March 31, 2007, we had 1,241,407,017 shares outstanding composed of 281,221,650 class A shares and 960,185,367 class B shares (424,492,970 of which were evidenced by 42,449,297 ADSs).
     Our controlling shareholders are members of the Escasany, Ayerza and Braun families and the Fundación. As of March 31, 2007, the controlling shareholders owned 100% of our class A shares, through EBA Holding, which in turn owns 22.7% of our total outstanding shares, and 10.7% of our class B shares.

     Based on information that is available to us, the table below sets forth, as of March 31, 2007, the number of our class A and class B shares held by holders of more than 5% of each class of shares, the percentage of each class of shares held by such holder, and the percentage of votes that each class of shares represent as a percentage of our total possible votes.
     Class A Shares

Name	Class A Shares	% of Class A Shares	% of Total Votes

EBA Holding S.A.	281,221,650 class A shares	100	59.4
     Class B Shares

Name	Class B Shares	% of Class B Shares	% of Total Votes

The Bank of New York(1)	424,492,970 class B shares	44.2	17.9
Members of the families that are shareholders of EBA Holding S.A.	102,828,011 class B shares	10.7	4.3

Banco Santander Central Hispano(2)	82,741,540 class B shares	8.6	3.5

BBVA Consolidar AFJP S.A.(3)	55,452,386 class B shares	5.8	2.3

Met AFJP S.A.(4)	49,707,821 class B shares	5.2	2.1

(1)	Pursuant to the requirements of Argentine law, all class B shares represented by ADSs are owned of record by The Bank of New York, as Depositary. The address for the Bank of New York is 101 Barclay Street, 22nd Floor, New York 10286, and the country of organization is the United States. Includes the holdings of Banco Santander Central Hispano.

(2)	Information is based on a Schedule 13 G filed by Banco Santander Central Hispano dated February 16, 2001. However, we have confirmed the amount with information provided by third party companies. The address for Banco Santander Central Hispano is Plaza de Canalejas 28014, Madrid, Spain, and the country of organization is the Kingdom of Spain. The holding is in ADRs.

(3)	Source: Superintendencia de AFJP (Pension Funds Superintendency). The address for BBVA Consolidar AFJP S.A. is Av. Independencia 169 5th. Floor, Ciudad de Buenos Aires, Argentina, and the country of organizations is Argentina. The holding is partly in ADRs.

(4)	Source: Superintendencia de AFJP (Pension Funds Superintendency). The address for Met AFJP S.A. is Av. de Mayo 654 10th. Floor, Ciudad de Buenos Aires, Argentina, and the country of organizations is Argentina. The holding is partly in ADRs.
     Based on information that is available to us, the table below sets forth, as of March 31, 2007, the shareholders that either directly or indirectly have more than 5% of our votes or shares.

Name	Total Shares	% of Total Capital	% of Total Votes

Members of the controlling shareholders:

EBA Holding S.A.	281,221,650 class A shares	22.7	59.4
Members of the families that are shareholders of EBA Holding S.A.	102,828,011 class B shares	8.3	4.3

Others:

The Bank of New York (1)	424,492,970 class B shares	34.2	17.9

Banco Santander Central Hispano	82,741,540 class B shares	6.7	3.5

(1)	Pursuant to the requirements of Argentine law, all class B shares represented by ADSs are owned of record by The Bank of New York, as Depositary.
     Members of the three controlling families have historically owned the majority of the issued share capital of Banco Galicia since 1959. Members of the Escasany family have been on the Board of Directors of the Bank since 1923. The Ayerza and Braun families have been represented on the Bank’s Board of Directors since 1943 and 1947, respectively. Currently, there is one member of the controlling families on the Bank’s Board of Directors and four members of these families on our Board of Directors. In addition, there are two alternate directors on our Board of Directors that are members of the controlling families.
     On September 13, 1999, the controlling shareholders of Banco Galicia formed EBA Holding S.A., an Argentine corporation, which is 100% owned by our controlling shareholders. EBA Holding holds 100% of our class A shares.
     Currently, EBA Holding only has class A shares outstanding. EBA Holding’s bylaws provide for certain restrictions on the sale or transfer of its class A shares. While the class A shares of EBA Holding may be transferred to any other class A shareholder of EBA Holding, any transfer of such class A shares to third parties would automatically result in the conversion of the sold shares into class B shares of EBA Holding having one vote per share. In addition, EBA Holding’s bylaws contain rights of first refusal, buy-sell provisions and tag-along rights.
     A public shareholder of Banco Galicia, who indirectly owns in excess of 5% of the outstanding capital stock of Banco Galicia, has granted a right of first refusal for the purchase of all or part of its shares to certain of our controlling shareholders in the event such public shareholder decides to sell all or part of its Banco Galicia shares.
     As of March 31, 2007, we had 74 identified United States record shareholders (not considering The Bank of New York), of which 36 held our class B shares, and 38 held our ADSs. Such United States holders, in the aggregate, held approximately 160.0 million of our class B shares, directly or through ADSs, representing approximately 12.9% of our total outstanding capital stock as of March 31, 2007.
Related Party Transactions
     Grupo Financiero Galicia and its non-banking subsidiaries are not a party to any transactions with, and have not made any loan to, any of our directors, key management personnel or other related persons, nor are there any proposed transactions with such persons.
     Some of our directors and the directors of the Bank have been involved in certain credit transactions with the Bank as permitted by Argentine law. The Corporations’ Law and the Argentine Central Bank’s regulations allow directors of a limited liability company to enter into a transaction with such company if such transaction follows prevailing market conditions. Additionally, a bank’s total financial exposure to related individuals or legal entities is subject to the regulations of the Argentine Central Bank. Such regulations set limits on the amount of financial exposure that can be extended by a bank to affiliates based on, among other things, a percentage of a bank’s RPC. See Item 4. “Information on the Company—Argentine Banking System and Regulation—Argentine Banking Regulation—Lending Limits.”

     The Bank is required by the Argentine Central Bank to present to its Board of Directors, on a monthly basis, the outstanding amounts of financial assistance granted to directors, controlling shareholders, officers and other related entities, which are transcribed in the minute books of the Board of Directors. The Argentine Central Bank establishes that the financial assistance to directors, controlling shareholders, officers and other related entities must be granted on an equal basis with respect to rates, tenor and guarantees as loans granted to the general public.
     In this section “total financial exposure” comprises equity interests and financial assistance (all credit related items such as loans, holdings of corporate debt securities without quotation, guarantees granted and unused balances of loans granted), as this term is defined in “Item 4. Information on the Company—Argentine Banking System and Regulation—Argentine Banking Regulation—Lending Limits.”
     “Related parties” refers to our directors and the directors of the Bank, our senior officers and senior officers of the Bank, our syndics and the Bank’s syndics, our controlling shareholders as well as all individuals who are related to them by a family relationship of first degree and any entities directly or indirectly affiliated with any of these parties, not required to be consolidated.
     The following table presents the aggregate amounts of total financial exposure of the Bank to related parties, the number of recipients, the average amounts and the single largest exposures as of the end of the three fiscal years ended December 31, 2006 and as of April 30, 2007, the last date for which information is available.

In millions of peso except as noted	April 30, 2007		December 31, 2006		December 31, 2005		December 31, 2004

Aggregate Total Financial Exposure	Ps	.27.9	Ps	.19.3	Ps	.78.0	Ps	.80.7
Number of Recipient Related Parties		208		205		204		220
Individuals		166		163		160		175
Companies		42		42		44		45
Average Total Financial Exposure	Ps	.0.1	Ps	.0.1	Ps	.0.4	Ps	.0.4
Single Largest Exposure	Ps	.5.7	Ps	.3.6	Ps	.19.3	Ps	.16.8

     The financial assistance granted to our directors, officers and related parties by the Bank, including the financial assistance that was restructured, was granted in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other non-related parties, and did not involve more than the normal risk of collectibility or present other unfavorable features.
     The Bank and us have executed a trademark license agreement under which the Bank has authorized us to use the word “Galicia” in our corporate name and has authorized our direct or indirect subsidiaries, other than those of the Bank, to use in their corporate names the Bank’s registered trademarks, including the word “Galicia,” in promoting their products and services. The trademark license agreement has a 10-year term, ending in June 2010, and provides for payment of an annual royalty that amounted to Ps.914,850 in 2006.
Item 8. Financial Information
     We have elected to provide the financial information set forth in Item 18 of this annual report.
Legal Proceedings
     We are party to the following legal proceedings:
     (i) Theseus S.A. and Lagarcué S.A. v. Grupo Financiero Galicia S.A. Summary Proceeding: This suit was filed on September 6, 2002. The suit is seeking to have Decree No. 677/01 and Resolutions No. 400/02, No. 401/02 and No. 402/02 of the CNV declared unconstitutional, thereby curtailing our ability thereunder to exclude minority shareholders. The plaintiff obtained an injunction on September 26, 2003, which would prohibit us, in the event that we become the owner of more than 95% of Banco Galicia (as of the date of this annual report we own less than 95%

of Banco Galicia), from taking advantage of the above rules to exclude minority shareholders. On October 29, 2004, the court found Chapter VII of Decree No. 677/01 to be unconstitutional. We and the plaintiff both appealed and the case was transferred to the National Commercial Appeals Chamber (Cámara Nacional de Apelaciones en lo Comercial). On February 27, 2006, The “B” courtroom of the National Commercial Appeals Chamber decided to accept the appeal presented by us against the ruling on the main file and, consequently revoked the sentence that had declared Decree No. 677/01 and Resolutions No. 400/02, No. 401/02 and No. 402/02 of the CNV unconstitutional. Pursuant to this decision, on March 16, 2006, the same courtroom resolved that since the causes that had motivated the rise of the suit to an injunction did not exist, the suit was abstract and, therefore, it was dispatched to the lower court of origin. Consequently, we requested that the injunction be lifted, which occurred on May 26, 2006. It should be noted that the matter, in itself, is not monetarily measurable.
     (ii) Theseus S.A. et al. v. Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A. Ordinary Proceeding: This suit was filed on March 11, 2003. The proceeding’s purpose is to have the court “declare null the corporate legal act done by Grupo Financiero Galicia with the cooperation of Banco Galicia pursuant to which there was an exchange of class B shares of Banco Galicia for class B shares of Grupo Financiero Galicia.” We and Banco Galicia have answered the claim, arguing in defense that the transaction was done under adequate legal terms and, among other things, that there was not one act of exchange of shares but rather as many legal acts (exchange agreements) as there were shareholders who tendered their Banco Galicia shares to receive our shares (i.e., 3,172 legal acts). Therefore, in order to nullify all of the exchange contracts, it would be necessary that every single person who tendered shares be named in the suit, not just Banco Galicia and us. The material effect that the suit could have, if it were successful, which is considered unlikely, is not monetarily measurable, since these additional defendants have not been included in the suit. Currently, this suit is in the discovery stage.
     On January 18, 2007, Grupo Financiero Galicia, the Bank and their respective Directors and Syndics were notified of the passage of CNV Resolution No.15,557, dated as of January 11, 2007, pursuant to which the CNV resolved to institute an investigation proceeding against all of the above mentioned entities and persons with respect to potential violations of various regulations relating to possible wrong use of information and the possible insufficient disclosure of information, in each case relating to our purchase and sale, in the open market, of 2014 Notes and 2019 Notes, issued by the Bank in 2004. Promptly, such entities and persons presented their respective defenses, after which a hearing was held in which it was agreed to commence an evidentiary period with respect to such claims. Currently, the proceeding is in the final stage of the evidentiary period, after which the CNV will have to pass a resolution with respect to the same matter. The Bank and us sustain that the proceeding has no factual support and that all of the actions related to the matter were performed according to applicable laws and regulations.
     We do not expect that these suits will have a significant adverse effect on our financial condition or profitability.
Banco Galicia
     In response to certain pending legal proceedings, the Bank has made reserves to cover (i) various types of claims filed by customers against it (e.g., claims for thefts from safe deposit boxes, the cashing of checks that had been fraudulently altered, discrepancies related to deposit and payment services rendered to its customers by the Bank, etc.) and (ii) estimated amounts payable under labor related lawsuits filed against Banco Galicia by former employees. Please refer to the captions “Litigation” and “For Severance Payments” in note 12 to our audited consolidated financial statements for additional information concerning our reserves to cover these potential liabilities.
     As a result of the provisions of Decree No. 1,570/01, the Public Emergency Law, Decree No. 214/02 and concurrent regulations, and as a result of the restrictions on cash withdrawals and of the measures that established the pesification and restructuring of foreign-currency deposits, since December 2001, a significant number of claims has been filed against the Government and/or financial institutions, formally challenging the emergency regulations and requesting prompt payment of deposits in their original currency. Most lower and upper courts have declared the emergency regulations unconstitutional. As a consequence of judicial orders, the Bank has had to reimburse large amounts of deposits in their original currency or at the free-market exchange rate. See note 31 to our consolidated financial statements as of December 31, 2006, included in this annual report. As of December 31, 2006, the court orders received by the Bank requiring the reimbursement of deposits in foreign or Argentine currency, at the free-

market exchange rate, amounted to Ps.12.8 million and US$ 644.5 million. In compliance with those court orders, as of the same date, the Bank had paid the amounts of Ps.1,163.9 million and US$ 111.2 million to reimburse deposits, in pesos and in foreign currency.
     On December 27, 2006, the Supreme Court ruled in the case of “Massa vs. National State and BankBoston” that the defendant bank must fulfill its obligation to reimburse a dollar-denominated deposit subject to the emergency regulations by paying the original amount deposited converted into pesos at an exchange rate of Ps.1.40 per US dollar, adjusted by CER until the effective payment date, together with a 4% annual interest payment and computing amounts paid in order to comply with preliminary injunctions or other measures as payments on account of any such amount owed. On March 20, 2007, the Supreme Court ruled, in the case of “EMM S.R.L. c/ Tía S.A.” that Decree No. 214/2002 does not apply to judicial deposits, and that such deposits must be reimbursed to the depositors in their original currency. Management continuously monitors and analyses the implications of such ruling to similarly situated cases. During fiscal year 2006 and during the previous fiscal year, the number of legal actions filed by customers requesting the reimbursement of deposits in their original currency has decreased significantly.
Dividend Policy and Dividends
Dividend Policy
     We may only declare and pay dividends out of our retained earnings representing the profit realized on our operations and investments. The Corporations’ Law and our bylaws state that no profits may be distributed until prior losses are covered. Dividends paid on our class A shares and class B shares will equal one another on a per share basis.
     As required by the Corporations’ Law, 5% of our net income is allocated to a legal reserve until the reserve equals 20% of our outstanding capital. Dividends may not be paid if the legal reserve has been impaired until it is fully restored. The legal reserve is not available for distribution to shareholders.
     As a holding company, our principal source of cash from which to pay dividends on our shares is dividends or other intercompany transfers from our subsidiaries, primarily Banco Galicia. Due to the dividend restrictions contained in the Bank’s loan agreements in connection with the Bank’s foreign debt restructuring and in Argentine Central Bank regulations, as described below, our ability to distribute cash dividends to our shareholders has been materially and adversely affected.
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
     Argentine Central Bank regulations have further restricted the distribution of cash dividends by the Bank.

     In April de 2002, through Communiqué “A” 3574, the Argentine Central Bank suspended the ability of financial institutions to distribute dividends. Effective June 2004, through Communiqué “A” 4152, the Argentine Central Bank lifted such suspension, but the distribution of dividends by financial institutions remained subject to the prior approval of the Argentine Central Bank and to certain conditions, among others, that the financial institution did not have any financial assistance outstanding from the Argentine Central Bank. In addition, Communiqué “A” 3785 established that financial institutions should adjust earnings to be distributed as cash dividends by the difference between the market value and the carrying value of the Compensatory Bond and the Hedge Bond after netting the legal reserve and other reserves established by bylaws, if any.
     By means of Communiqués “A” 4589 and “A” 4591, issued on October 29 and November 8, 2006, the Argentine Central Bank modified the criteria by which a financial institution determines if it can distribute profits, by establishing that dividends can be distributed up to the positive amount that results from deducting from retained earnings, the reserves that may be legally and statutory required, as well as the following items: i) the difference between the book value and the market value of a financial institution’s portfolio of public-sector assets; ii) the amount of the asset representing the losses from amparo claims and iii) any adjustment required to be recognized by the external auditors or the Argentine Central Bank but that has not been recognized.
     In addition, to be able to distribute dividends, a financial institution must comply with the capital adequacy rules also when deducting from its assets and retained earnings, for the purpose of determining its ability to distribute dividends only, all of the items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments computable as core capital. In addition, in the same calculation, a financial institution will not be able to compute: (i) the temporary reductions in the minimum capital required to cover the exposure to the public sector (governed by the “alfa 1” coefficient) currently in effect, as well as any other regulatory forbearance that the Argentine Central Bank may provide, affecting minimum capital requirements, computable regulatory capital or a financial institution’s capital adequacy, and (ii) the amount of profits that it wishes to distribute.
     Under the new rules, dividend distribution requires the prior authorization of the Argentine Central Bank, with such authorization having the purpose of verifying that the aforementioned requirements have been fulfilled.
     In light of the restrictions on Banco Galicia’s ability to make distributions, our current policy is to retain earnings and cash flows to pay for our operating expenses and to support the growth of our business.
Dividends
     We have not paid any dividends since March 2001, due to the fact that Banco Galicia did not post any distributable income as a result of the crisis and the other applicable restrictions.
     The last cash dividend we received from Banco Galicia was in October 2001 for Ps.116.4 million, but those funds were deposited at Galicia Uruguay. The deposits we maintained at Galicia Uruguay that may have otherwise been available for distribution or to pay our operating expenses, were restructured and most of these deposits were converted into subordinated negotiable obligations issued by Galicia Uruguay for US$ 43 million in late 2002. In July 2005 we forgave these subordinated negotiable obligations.
     In fiscal year 2006, we recorded a net loss per share and per ADS of Ps.(0.015) and Ps.(0.150), respectively. Each ADS represents 10 class B (common) shares.
Significant Changes
     No significant changes have occurred since the date of the annual financial statements included in this annual report except for the following:
-	During February 2007, we repurchased part of the debt issued as part of our debt restructuring completed in May 2004 that was instrumented as loans. We repurchased loans maturing in 2010 and in 2014 for an aggregate residual amount of US$ 178.8 million. These transactions were carried at market value, which generated a US$ 6.9 million profit due to the difference between the market price and the book value of the loans. The repurchase was funded through the sale of Boden 2012 Bonds in the market, which generated a loss of approximately US$ 8.9 million due to the difference between the market price and the book value of these bonds.

-	During the first quarter of 2007, we continued with the repayment of the financial assistance from the Argentine Central Bank received during the 2001-2002 crisis, that was originally due on October 2011, and have repaid the total balance of that liability which, as of December 31, 2006 amounted to Ps.2,688.7 million. On January 3, 2007 we made a new payment in advance for Ps.1,733.3 million on such debt, using the proceeds of the sale of Secured Loans that took place in December 2006. During the first days of February 2007, we paid the monthly installment due on that month according to the applicable repayment schedule and, on March 2, 2007, we repaid the remaining balance of such financial assistance in the amount of Ps.908.7 million.

-	On April 24 2007, we acquired the remaining Hedge Bond with Secured Loans for Ps.115.9 million of face value, in accordance with the direct swap alternative set forth in Decree No. 905/02. The swap for public-sector assets, instead of the advance that had been requested from the Argentine Central Bank, caused a Ps.32.8 million increase in the acquisition cost of the remaining Hedge Bond. This loss was recognized in March 2007. In addition, this acquisition generated a Ps.32.0 million loss, which was recorded during February 2007, due to the recording at present value, in accordance with Argentine Central Bank valuation rules, of Bogar Bonds released from their status as collateral for the advance for the acquisition of the remaining Hedge Bond. As per Argentine Central Bank valuation rules, under such status such bonds were recorded at their technical value. See Item 4. “Information on the Company––Selected Statistical Information—Government and Corporate Securities—Valuation”.

-	After the close of the first quarter of fiscal year 2007, we continued with the process of reducing our exposure to the public sector through the sale of Secured Loans for Ps.1,094 million.
Item 9. The Offer and Listing
Shares and ADSs
     Our class B shares are listed on the BASE and the Córdoba Stock Exchange under the symbol “GGAL.” Our ADSs, each representing ten class B shares, are listed on the Nasdaq Capital Market, under the symbol “GGAL.” Our ADSs have been listed on Nasdaq Capital Market since August 2002. Previously, our ADSs were listed on the Nasdaq National Market since July 24, 2000.
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

Grupo Financiero Galicia - Class B Shares - Buenos Aires Stock Exchange (in Pesos)
			Average Daily Volume
	High	Low	(in thousands of Class B shares)

Calendar Year
2002	0.74	0.12	3,358.0
2003	2.02	0.69	4,175.3

Grupo Financiero Galicia - Class B Shares - Buenos Aires Stock Exchange (in Pesos)
					Average Daily Volume
	High		Low		(in thousands of Class B shares)

2004(1)		2.61		1.42	5,571.5
2005		2.81		2.06	4,784.6
2006		2.86		1.72	4,045.3

Two Most Recent Fiscal Years
2005
First Quarter		2.81		2.13	6,232.6
Second Quarter		2.60		2.06	5,238.9
Third Quarter		2.53		2.19	4,050.2
Fourth Quarter		2.51		2.06	3,592.8
2006
First Quarter		2.40		2.11	2,471.0
Second Quarter		2.32		1.76	1,976.2
Third Quarter		2.10		1.72	1,208.8
Fourth Quarter		2.86		2.03	2,552.3
2007
First Quarter		3.37		2.69	2,762.6
Second Quarter (through May 31, 2007)		3.34		3.01	1,666.3

Most Recent Six Months
December 2006		2.86		2.41	3,368.3
January 2007		2.90		2.69	2,163.3
February 2007		3.37		2.79	3,200.2
March 2007		3.24		2.86	2,964.1
April 2007		3.34		3.20	2,074.9
May 2007		3.27		3.01	1,316.1

(1)    On April 28, 2004, our class B shares began trading ex-coupon, which coupon related to the right to subscribe for the preferred shares as part of the preemptive rights offering. The value of each class B share was reduced by the value of the coupon of Ps.0.101 per class B share.

As of June 22, 2007, the closing price of our class B shares was Ps.3.09.

Grupo Financiero Galicia – Preferred Shares Outstanding from May 13, 2004 to May 11, 2005 –Buenos Aires Stock Exchange (in Pesos)
					Average Daily Volume
	High		Low		(in thousands of preferred shares)

Calendar Year
2004 (from May 13, 2004)	Ps	.2.48	Ps	.1.29	490.0
2005 (through May 11, 2005)		2.72		2.03	183.4

Most Recent Fiscal Year
2004
Second Quarter (from May 13, 2004)		1.59		1.29	345.6
Third Quarter		1.87		1.33	681.4
Fourth Quarter		2.48		1.88	376.1
2005
First Quarter		2.72		2.10	230.9
Second Quarter (through May 11, 2005)		2.34		2.03	81.8

Most Recent Six Months
December 2004		2.48		1.99	275.2
January 2005		2.44		2.26	146.0
February 2005		2.69		2.37	184.3
March 2005		2.72		2.10	360.3
April 2005		2.25		2.03	100.4
May 2005 (through May 11, 2005)		2.34		2.15	32.9

Grupo Financiero Galicia – ADSs - Nasdaq National Market / Nasdaq Capital Market (in US$)
			Average Daily Volume
	High	Low	(in thousands of ADRs)

Calendar Year
2002	3.45	0.22	242.8
2003	6.73	2.05	238.1
2004	8.85	4.65	324.2
2005	9.62	6.87	347.3
2006	9.42	5.61	190.2

Two Most Recent Fiscal Years
2005
First Quarter	9.62	7.28	518.5
Second Quarter	9.05	6.99	281.4
Third Quarter	8.90	7.70	262.8
Fourth Quarter	8.72	6.87	334.4
2006
First Quarter	7.84	6.91	237.4
Second Quarter	7.70	5.70	181.4
Third Quarter	6.83	5.61	121.7
Fourth Quarter	9.42	6.60	221.0
2007
First Quarter	11.12	8.69	289.3
Second Quarter (through May 31, 2007)	11.00	9.89	263.2

Most Recent Six Months
December 2006	9.42	7.89	196.7
January 2007	9.74	8.69	176.4
February 2007	11.12	9.09	270.8
March 2007	10.42	9.22	408.0
April 2007	11.00	10.42	251.9
May 2007	10.79	9.89	273.5

     As of June 22, 2007, the closing price of our ADS was US$ 9.93.
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

Banco Galicia – Class B Shares - Buenos Aires Stock Exchange (in Pesos)
			Average Daily Trading Volume
	High	Low	( in thousand Class B shares)

Calendar Year
2002	1.63	0.45	0.96
2003	3.85	1.58	1.06
2004	5.10	3.30	1.22
2005	4.30	3.60	1.96
2006	4.50	3.04	1.56

Two Most Recent Fiscal Years
2005
First Quarter	4.30	3.65	1.34
Second Quarter	3.90	3.60	2.08

Banco Galicia – Class B Shares - Buenos Aires Stock Exchange (in Pesos)
			Average Daily Trading Volume
	High	Low	( in thousand Class B shares)

Third Quarter	4.20	3.64	2.05
Fourth Quarter	4.25	3.85	2.38
2006
First Quarter	4.25	3.65	1.04
Second Quarter	3.65	3.38	2.21
Third Quarter	3.35	3.04	1.21
Fourth Quarter	4.5	3.32	1.83

2007
First Quarter	6.46	4.25	5.94
Second Quarter (through May 31, 2007)	5.8	5.2	2.04

Most Recent Six Months
December 2006	4.50	3.80	1.98
January 2007	4.50	4.25	3.69
February 2007	6.46	4.35	12.36
March 2007	5.40	5.00	2.36
April 2007	5.80	5.33	2.34
May 2007	5.45	5.20	1.77

     As of June 22, 2007, the closing price of the Bank’s class B shares was Ps.5.10.

Banco Galicia – ADSs – Nasdaq National Market (in US$)
			Average Daily Trading Volume
			(in thousands of Class B
	High	Low	Shares) (1)

Calendar Year
2000	US$ 22.44	US$12.75	1,889.97

(1)	One ADS equaled four class B shares.
Argentine Securities Market
     The principal and oldest exchange for the Argentine securities market is the BASE. The BASE started operating in 1854 and handles approximately 95% of all equity trading in Argentina. Securities listed on the BASE include corporate equity and debt securities and government securities. Debt securities listed on the BASE may also be listed on the MAE. The Buenos Aires Stock Market (the “MERVAL”), which is affiliated with the BASE, was founded in 1929 and is the largest stock market in Argentina. The MERVAL is a corporation whose 133 shareholder members are the only individuals and entities authorized to trade, either as principal or as agent, in the securities listed on the BASE. Although there are 183 MERVAL shares outstanding, some banks and brokers own more than one share and currently there are 133 members.
     Trading on the BASE is conducted mostly through the Sistema Integrado de Negociación Asistida por Computación (Integrated Computer Assisted Trading System, “SINAC”) although there are still some transactions carried out by continuous open outcry, the traditional auction system, from 11:00 a.m. to 5:00 p.m. each business day of the year. SINAC is a computer trading system that permits trading in debt and equity securities and is accessed by brokers directly from workstations located at their offices. As a result of an agreement between the Buenos Aires Stock Market and the MAE, equity securities are traded exclusively on the BASE and corporate and government debt securities are traded on the MAE and the BASE. Currently, all transactions relating to listed corporate and government debt securities can be effected on SINAC. In addition, a substantial over-the-counter market exists for private trading in listed debt securities and, prior to the agreement, equity securities. Such trades are reported on the MAE.
     Although companies may list all of their capital stock on the BASE, in most cases the controlling shareholders retain the majority of a company’s capital stock. This results in only a relatively small percentage of most companies’ stock being available for active trading by the public on the BASE. Even though individuals have historically constituted the largest group of investors in Argentina’s equity markets, in recent years, banks and insurance companies have shown an interest in these markets. Argentine pension funds also represent an increasing percentage of BASE trading activity. As of March 31, 2007, such pension funds held approximately 7.5% of market capitalization. Argentine mutual funds, by contrast, continue to have very low participation in the market. Although 104 companies had equity securities listed on the BASE as of December 31, 2006, the 10 most-traded companies on the exchange accounted for approximately 88% of total trading value during 2006. Our shares were the third most-traded shares on the BASE in 2006, with a 9% share of trading volume.
     The Córdoba Stock Exchange is another important stock market in Argentina. Securities listed on the Córdoba Stock Exchange include both corporate equity and debt securities and government securities. Through an agreement with the BASE, all of the securities listed on the BASE are authorized to be listed and subsequently traded on the Córdoba Stock Exchange. Thus, many transactions that originate on the Córdoba Stock Exchange relate to companies listed on the BASE and such trades are subsequently settled in Buenos Aires.
Market Regulations
     The CNV oversees the Argentine securities markets and is responsible for authorizing public offerings of securities and supervising brokers, public companies and mutual funds. Argentine pension funds and insurance companies are regulated by separate Government agencies, while financial institutions are regulated mainly by the Argentine Central Bank. The Argentine securities markets are governed generally by Law No. 17,811, as amended, which created the CNV and regulates stock exchanges, market operations and public offering of securities.
     In compliance with the provisions of Law No. 20,643 and the Decrees No. 659/74 and No. 2220/80, most debt and equity securities traded on the exchanges and the MAE must, unless otherwise instructed by the shareholders, be deposited by the shareholders in Caja de Valores, which is a corporation owned by the BASE, the MERVAL and certain provincial exchanges. Caja de Valores is the central securities depository of Argentina, which provides depository facilities for securities and acts as a transfer and paying agent in connection therewith. It also handles settlement of securities transactions carried out on the BASE and operates the computerized exchange information system.
     The level of regulation of the market for Argentine securities and investors’ activities in that market is low relatively to the United States and certain other countries, and enforcement of existing regulatory provisions has been limited. In addition, there may be less publicly available information about Argentine companies than is regularly published by or about companies in these countries. However, the CNV has taken steps to strengthen disclosure and regulatory standards for the Argentine securities market, including the issuance of regulations prohibiting insider trading and requiring insiders to report on their ownership of securities, with associated penalties for non-compliance.
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
     In order to offer securities to the public in Argentina, an issuer must meet certain requirements of the CNV regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the CNV may be listed on the corresponding stock exchange. This approval does not imply any kind of certification of assurance related to the merits of the quality of the securities, or the solvency of the issuer. Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the CNV and the corresponding stock exchange.

     Securities can be freely traded in Argentine markets but certain restrictions exist to access by residents and non-residents to the local foreign exchange market and to transfers of foreign exchange abroad. See Item 4. “Information on the Company—Government Regulation—Foreign Exchange Market.”
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
     We were incorporated on September 14, 1999, as a stock corporation (a “sociedad anónima”) under the laws of Argentina and registered on September 30, 1999, with the Argentine Superintendency of Companies, or IGJ, under corporate registration number 14,519 of Book 7, Volume of Stock Corporations. Our domicile is in Buenos Aires, Argentina. Under our bylaws, our duration is until June 30, 2100. This duration may be extended by resolution taken at a general extraordinary shareholders’ meeting.
     During the shareholders’ meeting held on April 23, 2003, we decided not to adhere to the “Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering” regime in compliance with Decree No. 677/01, which requires a company to announce whether it has adopted this regime.
Outstanding Capital Stock
     Our total subscribed and paid-in share capital as of December 31, 2006, amounted to Ps.1,241,407,017, composed of class A ordinary shares (the “class A shares”), and class B ordinary shares (the “class B shares”), each with a par value of Ps.1.00. The following table presents the number of our shares outstanding as of December 31, 2006, and the voting interest that the shares represent.

	As of December 31, 2006
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
Appointment of Directors and Syndics by Cumulative Voting
     The Corporations’ Law provides for the use of cumulative voting to enable minority shareholders to appoint members of the board of directors and syndics. Upon the completion of certain requirements, shareholders are entitled to appoint up to one third of the vacancies to be filled on the board of directors by cumulative voting. Each shareholder voting cumulatively has the number of votes resulting from multiplying the number of votes to which such shareholder would normally be entitled by the number of vacancies to be filled. Such shareholder may apportion his votes or cast all such votes for one or a number of candidates not exceeding one third of the vacancies to be filled.
Compensation of Directors
     The Corporations’ Law and the CNV establish rules regarding the compensation of directors. The maximum amount of aggregate compensation that the members of the board of directors may receive, including salaries and other compensation for the performance of permanent technical and administrative services, may not exceed 25.0% of profits of each fiscal year. This maximum amount shall be limited to 5.0% when no dividends are distributed to the shareholders and shall be increased proportionately to the dividend distribution until the 25.0% limit is reached when all profits are distributed.
     The Corporations’ Law provides that aggregate director compensation may exceed the maximum percentage of computable profit in any one year when the Company’s profits are non-existent or too small as to allow payment of a reasonable compensation to Board members which have been engaged in technical or administrative services to the Company, provided that such proposal is described in the notice of the agenda for the ordinary shareholders’ meeting and is approved by a majority of shareholders present at such shareholders’ meeting.
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
Shareholders’ Meetings
     Shareholders’ meetings may be ordinary meetings or extraordinary meetings. An annual ordinary shareholders’ meeting is required to be held in each fiscal year to consider the matters outlined in Article 234 of the Corporations’ Law, including, among others:
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
     As required by the Corporations’ Law, 5% of our net income is allocated to a legal reserve until the reserve equals 20% of our outstanding capital. Dividends may not be paid if the legal reserve has been impaired. The legal reserve is not available for distribution to shareholders.

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
     Shareholders who have exercised their preemptive rights and indicated their intention to exercise additional preemptive rights are entitled to additional preemptive rights (“accretion rights”), on a pro rata basis, with respect to any unsubscribed shares, in accordance with the terms of the Corporations’ Law. Class B shares not subscribed for by shareholders through exercise of their preemptive or accretion rights may be offered to third parties.
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
Preferred Stock
     According to the Corporations’ Law and our bylaws, an ordinary shareholders’ meeting may approve the issuance of preferred stock. Such preferred stock may have a fixed dividend, cumulative or not cumulative, with or without additional participation in our profits, as decided by shareholders at a shareholders’ meeting when drawing the conditions of the issuance. They may also have other preferences, such as a preference in the event of our liquidation.
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
Conflicts of Interest
     As a protection to minority shareholders, under the Corporations’ Law, a shareholder is required to abstain from voting on any resolution in which its direct or indirect interests conflict with that of or are different than ours. In the event such shareholder votes on such resolution, and such resolution would not have been approved without such shareholder’s vote, the resolution may be declared void by a court and such shareholder may be liable for damages to the company as well as to any third party, including other shareholders.
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
Exchange Controls
     For a description of the exchange controls that would affect us or the holders of our securities, see Item 4. “Information on the Company—Government Regulation—Foreign Exchange Market.”
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
Personal Assets Tax
     Individuals domiciled in Argentina will be subject to a 0.5% annual tax in respect of assets located in Argentina and abroad for assets not exceeding Ps.200,000. For assets exceeding Ps.200,000 the tax rate is 0.75%. The tax will be levied on the difference between the total value of the taxpayer’s assets at of December 31 of each year and a non-taxable threshold of Ps.102,300. Individuals domiciled abroad will pay the tax only in respect of the assets they hold in Argentina. In the case of individuals domiciled abroad, the tax will be paid by the individuals or entities domiciled in Argentina which, as of December 31st of each year, hold the joint ownership, possession, use, enjoyment, deposit, safekeeping, custody, administration or tenure of the assets located in Argentina subject to the tax belonging to the individuals domiciled abroad. In such case the annual non-taxable amount of Ps.102,300 will not be deductible. When the direct ownership of negotiable obligations, government securities and certain other investments, except shares issued by companies ruled by the Corporations’ Law, corresponds to companies domiciled abroad in countries that do not enforce registration systems for private securities (with the exception of insurance companies, open-end investment funds, pension funds or banks and financial entities with head offices in countries that have adopted the international banking supervision standards laid down by the Basel Committee on Banking Supervision) or that pursuant to their bylaws, charter, documents or the applicable regulatory framework, have as their principal activity investing outside of the jurisdiction of their organization or domicile, or are generally restricted from doing business in their country of incorporation, it will be assumed, without any proof to the contrary being admitted, that those assets belong ultimately to individuals and therefore the system for paying the tax for such individuals domiciled abroad is applicable to them. The annual non-taxable amount of Ps.102,300 will not be deductible and the tax will not have to be paid when it is less than Ps.250. In the case of government securities or bonds, the personal assets tax will be applied at the rate of 1.5%.
     There is an exception pursuant to a recent tax reform that was published in the Official Gazette as Law No. 25,585, which went into effect on December 31, 2002. This tax reform introduced a mechanism to collect the personal assets tax on shares issued by companies ruled by the Corporations’ Law, which ownership belongs to individuals domiciled in Argentina or abroad and companies or entities domiciled abroad. In the case of companies or entities domiciled abroad, it will be assumed, without any proof to the contrary being admitted, that those shares belong ultimately to individuals domiciled abroad.
     The tax will be assessed and paid by those companies ruled by the Corporations’ Law at the rate of 0.5% on the value of the shares or equity interest. The valuation of the shares, whether listed or not, must be made according to their proportional equity value. In such case the annual non-taxable amount of Ps.102,300 will not be deductible. These companies may eventually seek reimbursement from the direct owner of their shares in respect of any amounts paid to the Argentine tax authorities as personal assets tax. Grupo Financiero Galicia has sought reimbursement for the amount paid corresponding to December 31, 2002. The board of directors submitted the decision on how to proceed with respect to fiscal year 2003 to the annual shareholders’ meeting held on April 22, 2004. At that meeting, our shareholders voted to suspend all claims on our shareholders for amounts unpaid for fiscal year 2002 and to have us absorb the amounts due for fiscal year 2003 onward when not withheld from dividends.
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
United States Taxes
     The following is a summary of the material U.S. Federal income tax consequences of the acquisition, ownership and disposition of class B shares or ADSs, as such securities are set forth in the documents or the forms thereof, relating to such securities as in existence on the date hereof, but it does not purport to address all of the tax considerations that may be relevant to a decision to purchase, own or dispose of class B shares or ADSs. This summary assumes that the class B shares or ADSs will be held as capital assets and does not address tax consequences to all categories of investors, some of which (such as dealers or traders in securities or currencies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt entities, banks, insurance companies, persons that received class B shares or ADSs as compensation for the performance of services, persons owning (or deemed to own for U.S. tax purposes) at least 10% or more (by voting power or value) of our shares, investors whose functional currency is not the U.S. dollar and persons that will hold the class B shares or ADSs as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction for U.S. tax purposes) may be subject to special tax rules. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of class B shares or ADSs.
     This summary (i) is based the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof; and (ii) is based in part on representations of the Depository and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.
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
     For purposes of this summary, a “U.S. Holder” is a beneficial owner of class B shares or ADSs who, for U.S. Federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or (iv) a trust if such trust validly elects to be treated as a United States person for United States federal income tax purposes or if (a) a United States court can exercise primary supervision over its administration and (b) one or more United States persons have the authority to control all of the substantial decisions of such trust. A “Non-U.S. Holder” is a beneficial owner of class B shares or ADSs that is neither a U.S. Holder nor a partnership (or other entity treated as such for U.S. federal income tax purposes).
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
Taxation of Cash Dividends and Distribution of Stock
     Subject to the discussion below under “Passive Foreign Investment Company Considerations,” for U.S. Federal income tax purposes, the gross amount of distributions by the Company of cash or property (other than certain distributions, if any, of class B shares or ADSs distributed pro rata to all shareholders of the Company, including holders of ADSs) made with respect to the class B shares or ADSs before reduction for any Argentine taxes withheld therefrom, will constitute dividends to the extent that such distributions are paid out of the Company’s current and accumulated earnings and profits, and will be included in the gross income of a U.S. Holder as dividend income. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders generally may be taxed on such distributions on ADSs (or shares that are readily tradable on an established securities market in the United States at the time of such distribution) at the lower rates applicable to long-term capital gains for taxable years beginning on or before December 31, 2010 (i.e., gains from the sale of capital assets held for more than one year). Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss with respect to such ADSs (or shares), that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4)(B) of the Code or that receive dividends with respect to which they are obligated to make related payments, will not be eligible for the reduced rates of taxation. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Internal Revenue Code of 1986, as amended (the “Code”).
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
     Dividends paid in pesos will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the pesos on the date of receipt, which, in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Any gains or losses resulting from the conversion of pesos between the time of the receipt of dividends paid in pesos and the time the pesos are converted into U.S. dollars will be treated as ordinary income or loss, as the case may be, of a U.S. Holder. Dividends received by a U.S. Holder with respect to the class B shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Argentine tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. Federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific categories of income. For this purpose, for taxable years beginning before January 1, 2007, dividend income with respect to your class B shares or ADSs should generally constitute “passive income,” and, for taxable years beginning after December 31, 2006, such dividend income should generally constitute “passive category income,” or in the case of certain U.S. Holders, “general category income.” The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
     Subject to the discussion below under “Backup Withholding and Information Reporting Requirements,” a Non-U.S. Holder generally will not be subject to U.S. Federal income or withholding tax on dividends received on class B shares or ADSs, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.
Taxation of Capital Gains
     Subject to the discussion below under “Passive Foreign Investment Company Considerations,” U.S. Holders that hold class B shares or ADSs as capital assets will recognize capital gain or loss for U.S. Federal income tax purposes upon a sale or exchange of such class B shares or ADSs in an amount equal to the difference between such U.S. Holder’s adjusted tax basis in the class B shares or ADSs and the amount realized on their disposition. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. Federal income tax rate applicable to such gain will be lower than the maximum marginal federal income tax rate for ordinary income (other than certain dividends) if the U.S. Holder’s holding period for the class B shares or ADSs exceeds one year. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as United States source income or loss for U.S. foreign tax credit purposes. Certain limitations exist on the deductibility of capital losses for U.S. Federal income tax purposes.
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
     Based on certain estimates of its gross income and gross assets, the nature of its business and relying on the Active Bank Exception, the Company believes that it will not be classified as a PFIC for the taxable year ended December 31, 2006. The Company’s status in future years will depend on its assets and activities in those years. The Company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were a PFIC, a U.S. Holder of class B shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of certain dividends at the lower rates applicable to long-term capital gains, as discussed above under “Taxation of Cash Dividends and Distribution of Stock”) with respect to any gain from the sale or exchange of, and certain distributions with respect to, the class B shares or ADSs.
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
     THE ABOVE SUMMARIES ARE NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE OWNERSHIP OF THE CLASS B SHARES OR ADSs. YOU SHOULD CONSULT AN INDEPENDENT TAX ADVISOR CONCERNING THE TAX CONSEQUENCES OF YOUR PARTICULAR SITUATION.
Material Contracts
     In connection with the Bank’s foreign debt restructuring, we entered into a registration rights agreement and a corporate governance/financial reporting agreement (the “Grupo Financiero Galicia agreement”) as described in Item 4. “Information on the Company—History—Restructuring of Our Subsidiaries’ Debt—Banco Galicia—Restructuring of the Foreign Debt of the Bank’s Head Office in Argentina and its Cayman Branch.”
     Under the Grupo Financiero Galicia agreement, in addition to agreeing to provide financial and other information to the lenders under the Bank’s loan agreements, we agreed that so long as any amounts payable under the loan agreements remained outstanding, we would, by November 18, 2004, cause our audit committee to have at least three members, a majority of which would be “independent directors” (as such term is defined in NASDAQ Marketplace Rule 4350(d)(2)(A)), and comply with certain provisions of the U.S. Sarbanes-Oxley Act of 2002 relating to granting of personal loans to executives, implementing internal controls and a code of ethics and providing certifications from our chief executive officer and chief financial officer.
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
     In addition, each year, we agreed to inform the lenders under the loan agreements as to whether a change of control, as defined in the Grupo Financiero Galicia agreement, has occurred. If a change of control occurs, it may trigger an event of default under the Bank’s loan agreements.
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
     In December of 2004, the Bank entered into an amendment and waiver of the loan agreements, whereby the Bank and the lenders agreed principally to (i) amend certain terms to allow for certain securitization transactions and to allow for the financing of the construction of the new corporate tower and (ii) waive delivery requirement of certain documents in connection with certain transactions.
     In August of 2006, the Bank entered into a second amendment to each of the loan agreements, whereby the Bank and the lenders agreed principally to (i) permit the use of proceeds received from the sale of various government securities and other similar assets to effect open market purchases of negotiable instruments issued by the Bank and loans outstanding with the lenders and (ii) permitting us to further capitalize the Bank with negotiable obligations of the Bank owned by us and issued in connection with the restructuring of the Bank’s debt.

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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
General
     Market risks faced by us are the risks arising from the fluctuations in interest rates and in foreign exchange rates. Our market risk arises mainly from the operations of the Bank in its capacity as a financial intermediary. Our subsidiaries and equity investees other than the Bank are also subject to market risk. However, the amount of these risks is not significant and they are not discussed below. Policies regarding these risks are applied at the level of our operating subsidiaries.
     At Banco Galicia, the process of establishing the consolidated Bank risk tolerance and practices is carried out under the direction of the Bank’s Board of Directors by the risk management committee and the financial risk policy committee. The Bank’s Board of Directors delegates risk policy definition and supervision to these committees and specific risk supervision and management functions to the Treasury Division (liquidity management and market risks), the Credit Division (credit risk) and the Risk Management Department (operational risk). The above mentioned committees are the most senior corporate forums for supervising and monitoring risk management practices and compliance. See Item 6. “Directors, Senior Management and Employees—Functions of the Board of Directors of Banco Galicia.”
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
     The Treasury Division is responsible for managing liquidity and market risks. It presents to the financial risk policy committee, on a weekly basis, a report containing the information necessary to assess and control market risk. The review of such information provides the Bank with an overview of the environment in which it operates and of its exposure to market risk. Based on this review, the committee formulates recommendations and actions.
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
     The following sections contain information on Banco Galicia’s sensitivity to interest-rate risk and exchange-rate risk that constitute forward-looking statements that involve risk and uncertainties. Actual results could differ from those projected in the forward-looking statements.
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
     In order to meet customers’ needs and, at the same time, to reach the Bank’s medium- and long-term financial objectives, measuring and controlling the risk derived from interest rate fluctuations are relevant functions integrated into the management scheme. Banco Galicia aims to minimize the impact of interest rate changes on its net interest income.
     As of December 31, 2006, the interest-rate gap of the Bank, i.e., the Bank’s interest-earning assets and interest-bearing liabilities, taking into account the different segments of interest-earning assets and interest-bearing liabilities, and the total mismatch in each one of the segments, was as follows:

	As of December 31, 2006 (1)
	Less than		5 - 10	Over 10	Non-
(in millions of pesos)	one Year	1 - 5 Years	Years	Years	Sensitive	Total

Assets
Pesos – Adjustable by CER	4,212.5	—	—	—	—	4,212.5
Government Securities	426.2	—	—	—	—	426.2
Financial Trusts	831.3	—	—	—	—	831.3
Loans – Public Sector	2,689.3	—	—	—	—	2,689.3
Loans – Private Sector	249.3	—	—	—	—	249.3
Assets under Financial Lease	10.7	—	—	—	—	10.7
Corporate Debt Securities	5.7	—	—	—	—	5.7
Pesos	7,465.3	559.3	152.5	20.2	1,501.2	9,698.5
Cash and Due from Banks	—	—	—	—	1,501.2	1,501.2
Government Securities	94.3	26.7	—	—	—	121.0
Corporate Debt Securities	1.5	2.8	1.5	—	—	5.8
Financial Trusts	244.7	222.1	39.9	5.4	—	512.1
Loans – Public Sector	64.9	—	—	—	—	64.9
Loans – Private Sector	5,131.1	307.7	111.1	14.8	—	5,564.7
Other Assets	1,928.8	—	—	—	—	1,928.8
Dollars	2,272.6	2,767.5	662.7	—	930.6	6,633.4
Cash and Due from Banks	—	—	—	—	930.6	930.6
Overnight Placements	608.0	—	—	—	—	608.0
Government Securities (1)	747.9	2,528.8	632.2	—	—	3,908.9
Corporate Debt Securities	1.2	7.3	4.0	—	—	12.5
Loans — Private Sector	915.5	231.4	26.5	—	—	1,173.4

Total Assets	13,950.4	3,326.8	815.2	20.2	2,431.8	20,544.4

Liabilities
Pesos – Adjustable by CER	3,737.6	—	—	—	—	3,737.6
Time Deposits	620.0	—	—	—	—	620.0
Reprogrammed Deposits (2)	47.8	—	—	—	—	47.8
Other Liabilities	8.6	—	—	—	—	8.6
Loans from Domestic Financial Institutions	30.7	—	—	—	—	30.7
Negotiable Obligations	40.8	—	—	—	—	40.8
Argentine Central Bank	2,989.7	—	—	—	—	2,989.7
Pesos	10,336.4	376.1	0.1	—	—	10,712.6
Saving Accounts	1,945.1	—	—	—	—	1,945.1
Demand Deposits	2,113.7	—	—	—	—	2,113.7
Time Deposits	4,469.6	6.1	0.1	—	—	4,475.8
Reprogrammed Deposits (2)	0.4	—	—	—	—	0.4
Negotiable Obligations	74.7	348.0	—	—	—	422.7
Loans from Domestic Financial Institutions	122.4	22.0	—	—	—	144.4
Other Liabilities	1,610.5	—	—	—	—	1,610.5
Dollars	2,819.6	1,954.7	1,096.4	790.2	—	6,660.9
Saving Accounts	640.8	—	—	—	—	640.8
Demand Deposits	69.8	—	—	—	—	69.8
Time Deposits	663.3	138.9	—	—	—	802.2
Loans from Domestic Financial Institutions	6.1	9.2	—	—	—	15.3
Negotiable Obligations (3)	461.6	1,431.4	784.6	749.8	—	3,427.4
International Banks and Credit Agencies	149.3	358.3	311.8	40.4	—	859.8
Other Liabilities	828.7	16.9	—	—	—	845.6

Total Liabilities	16,893.6	2,330.8	1,096.5	790.2	—	21,111.1

Asset / Liability Gap	(2,943.2)	996.0	(281.3)	(770.0)	2,431.8	(566.7)
Cumulative Gap	(2,943.2)	(1,947.2)	(2,228.5)	(2,998.5)	(566.7)

Ratio of Cumulative Gap to Cumulative Assets	(21.1)%	(11.3)%	(12.3)%	(16.6)%	(2.8)%
Ratio of Cumulative Gap to Total Assets	(14.3)%	(9.5)%	(10.8)%	(14.6)%	(2.8)%

Asset / Liability Gap CER	474.9	—	—	—	—	474.9
Asset / Liability Gap Interest Rate Pesos	(2,871.1)	183.2	152.4	20.2	1,501.2	(1,014.1)
Asset / Liability Gap Interest Rate Dollars (4)	(547.0)	812.8	(433.7)	(790.2)	930.6	(27.5)

Principal only. Principal includes the CER adjustment. Does not include interest.

(1)	Includes Boden 2012 Bonds to be received corresponding to the Hedge Bond.

(2)	Reprogrammed deposits with amparo claims only.

(3)	Includes Ps. 13.5 million of past due foreign debt of the Bank included in the restructuring process ended in May 2004, the holders of which did not participate in such restructuring.

(4)	Adjusted to reflect forward purchases and sales of foreign exchange without delivery of the underlying asset, registered in memorandum accounts and other concepts not included in this mismatch, this gap amounted to Ps.72.5 million as of December 31, 2006.

     In the table above, CER-adjusted assets and liabilities are shown as variable-rate assets and liabilities, which reprice with the rate of inflation, i.e., monthly.
     Until December 31, 2006, the Bank monitored the repricing structure of interest-earning assets and interest-bearing liabilities, using mainly such methods as gap analysis, complemented by rate-shock analysis and net-present-value analysis, together with gap-duration analysis. Interest-rate gap reports were used primarily for measuring risk in the short term, while the other methods were used for measuring longer-term risk.
     During 2006, the Bank’s Board of Directors defined a new method for addressing interest-rate risk based on the measurement of the sensitivity to interest-rate variations inherent in a certain structure of the Bank’s assets and liabilities in terms of variations in the net financial income for the first year (as defined below) and in the present value of assets and liabilities as explained below.
     The Bank’s Board of Directors defined a policy on interest-rate risk, applicable beginning in fiscal year 2007, setting limits (see below) to the sensitivity to interest rate variations of a certain structure of the Bank’s assets and liabilities, in terms of negative maximum variations in the net financial income for the first year and in the present value of assets and liabilities.
Limit on the Net Financial Income for the First Year
     The effect of interest rate variations on the net financial income for the first year is calculated using the methodology known as “scenario simulation”. On a monthly basis, net financial income for the first year is simulated in a “base” scenario and in a “+100 basis points” scenario, and, then, the difference between both scenarios is drawn. In order to prepare each scenario, different criteria are assumed regarding the sensitivity to interest rates of assets and liabilities, depending on the historical observed performance of the different items in the balance sheet. The net financial income for the first year is calculated before the adjustment to the valuation of public-sector assets as per Communiqué “A” 3911 of the Argentine Central Bank, before quotation differences and CER adjustment. It is determined by annualizing the net financial income thus defined obtained by the Bank, consolidated with Galicia Uruguay and Tarjetas Regionales S.A., during the last available trailing quarter.
     The limit on a potential loss in the “+100 basis points” scenario relative to the “base” scenario was established at 20% of the net financial income for the first year, as defined in the above paragraph. At the fiscal year end, the loss in the “+100 basis points” scenario relatively to the “base” scenario represented 8.8% of the net financial income for the first year.
Net Present Value of Assets and Liabilities
     The net present value of assets and liabilities is also calculated on a monthly basis and considering on-balance sheet assets and liabilities of the Bank, consolidated with Galicia Uruguay and Tarjetas Regionales S.A. The net present value of assets and liabilities (consolidated as mentioned above) is calculated for a “base” scenario where the portfolio of securities with quotation are discounted using rates obtained according to “yield curves” determined based on the market yields of different reference bonds denominated in pesos, in US dollars and CER-adjusted. Yield curves for assets and liabilities without quotation are also created using market interest rates. The net present value of assets and liabilities is also obtained for another scenario where portfolios are discounted at the rates of the aforementioned yield curves plus 100 basis points It is worth mentioning that, in order to prepare the second scenario, it was assumed that the increase in the domestic rate does not transfer to the yield curves of the US dollar portfolios, and that, in the case of CER-adjusted portfolios, only 40 basis points are transferred (that is, per each 100 increase in the interest rate, the spread over CER increases 40 basis points). By comparing the values obtained for each scenario, the difference between the present value of shareholders’ equity in each scenario can be drawn.
     The limit on a potential loss in the present value of shareholders’ equity resulting from a 100 basis points increase in interest rates relative to the “base” scenario, was established at 3% of the RPC. As of the fiscal year end, a 100 basis points increase in interest rates (as mentioned in the paragraph above) resulted in a reduction of the present value of the Bank’s shareholders’ equity relative to the value calculated for the “base” scenario, equivalent to 2.6% of the RPC.

Net Present-Value/ Gap Duration Analysis and Rate-Shock Analysis
     The preparation of the following information has been discontinued and is shown here as of December 31, 2006, for comparative purposes only with information previously disclosed for December 31, 2005 and December 31, 2004.
     To measure interest-rate risk, with a long term perspective, the following methods were used by the Bank:
     (i) Net present-value / gap duration analysis: the net present value method is used to obtain the economic value of the Bank’s assets and liabilities, by: a) valuing assets and liabilities with a market quotation, when available, at their market value; and b) calculating the net present value of financial assets and liabilities by using market interest rates, when available, to discount the cash flows of financial assets and liabilities with similar credit risk, collateral and maturity. When not available, interest rates estimated by the Bank were used. Then, the individual “duration” of each financial asset and liability is determined. Subsequently, individual durations are weighted by the net present value of the corresponding asset or liability. The weighted net duration of the Bank’s shareholders’ equity (net portfolio) is obtained. This measurement allows the determination of the variation of the economic value of the Bank’s net portfolio for a given variation (typically 50 or 100 basis points) in market interest rates. The lower the weighted net duration of shareholders’ equity, the lower the exposure to changes in market interest rates.
     The weighted net duration of the Bank’s shareholders’ equity is calculated considering the Bank’s CER-adjusted assets and liabilities as variable rate instruments. The interest rate on CER-adjusted assets and liabilities was considered as comprising a variable component, the CER variation which protects principal in real terms, plus a fixed component, the real fixed interest rate. Therefore, the interest rate on CER-adjusted assets and liabilities is equivalent to a variable interest rate composed of a fixed spread over a variable reference interest rate, which reprices monthly.
     (ii) Rate shock analysis: this method enables the Bank to measure the impact of given interest-rate variations (typically 50 or 100 basis points) on the Bank’s year-one net financial income. The method assumes that interest-rate movements from levels at a given rate are immediate and of the same magnitude and direction, while the structure and volume of assets and liabilities remains unchanged. In the case of CER-adjusted assets and liabilities, interest-rate movements (increases or decreases) apply to the variable reference rate component.
     The tables below show the gap duration and rate shock analyses mentioned above for December 31, 2006, December 31, 2005 and December 31, 2004.
     The tables below measure as of December 31, 2006, the net present values of the Bank’s net portfolio for various interest-rate scenarios, as well as the absolute and percentage changes from the net present value of this portfolio corresponding to the interest-rate levels of December 31, 2006. The tables also show the Bank’s year-one net interest income generated for various interest-rate scenarios, as well as the absolute and percent changes from amounts generated by the December 31, 2005 interest rate levels. The same is presented as of December 31, 2005, and December 31, 2004.
     For December 31, 2006, December 31, 2005 and December 31, 2004, the breakdown of the Bank’s net portfolio into trading and non-trading is presented. The trading net portfolio represents primarily short-term securities issued by the Argentine Central Bank (Lebac).

	As of December 31, 2006
Net Portfolio	Fair Value					Net Interest Income (1)
Change in Interest Rates in Basis Points				Absolute				Absolute
(Rate Shock)	Amount			Variation	% Change	Amount		Variation		% Change

	(in millions of pesos, except percentages)
200	Ps.	1,136.7	Ps.	(12.3)	(1.07)%	Ps.	449.0	Ps.	25.9	6.13%
150		1,139.7		(9.3)	(0.81)%		442.5		19.4	4.59%
100		1,142.7		(6.3)	(0.55)%		436.0		12.9	3.05%

	As of December 31, 2006
Net Portfolio	Fair Value			Net Interest Income (1)
Change in Interest Rates in Basis Points		Absolute			Absolute
(Rate Shock)	Amount	Variation	% Change	Amount	Variation	% Change

	(in millions of pesos, except percentages)
50	1,145.8	(3.2)	(0.28)%	429.5	6.4	1.52%
Static	1,149.0	—	—	423.1	—	—
(50)	1,152.3	3.3	0.29%	414.4	(8.7)	(2.06)%
(100)	1,155.7	6.7	0.58%	400.3	(22.8)	(5.38)%
(150)	1,159.1	10.1	0.88%	392.7	(30.4)	(7.18)%
(200)	1,162.7	13.7	1.19%	385.0	(38.1)	(9.01)%

(1)	Net interest income of the first year.

	As of December 31, 2006
Net Trading Portfolio	Fair Value					Net Interest Income (1)

Change in Interest Rates in Basis Points				Absolute				Absolute
(Rate Shock)	Amount			Variation	% Change	Amount		Variation		% Change

	(in millions of pesos, except percentages)
200	Ps.	146.0	Ps.	(1.7)	(1.15)%	Ps.	19.6	Ps.	2.9	17.37%
150		146.5		(1.2)	(0.81)%		18.8		2.1	12.57%
100		146.9		(0.8)	(0.54)%		18.1		1.4	8.38%
50		147.3		(0.4)	(0.27)%		17.4		0.7	4.19%
Static		147.7		—	—		16.7		—	—
(50)		148.2		0.5	0.34%		15.9		(0.8)	(4.79)%
(100)		148.6		0.9	0.61%		15.2		(1.5)	(8.98)%
(150)		149.0		1.3	0.88%		14.5		(2.2)	(13.17)%
(200)		149.4		1.7	1.15%		13.7		(3.0)	(17.96)%

(1)	Net interest income of the first year.

	As of December 31, 2006
Net Non-Trading Portfolio	Fair Value					Net Interest Income (1)

Change in Interest Rates in Basis Points				Absolute				Absolute
(Rate Shock)	Amount			Variation	% Change	Amount		Variation		% Change

	(in millions of pesos, except percentages)
200	Ps.	990.7	Ps.	(10.6)	(1.06)%	Ps.	429.4	Ps.	23.0	5.66%
150		993.2		(8.1)	(0.81)%		423.7		17.3	4.26%
100		995.8		(5.5)	(0.55)%		417.9		11.5	2.83%
50		998.5		(2.8)	(0.28)%		412.1		5.7	1.40%
Static		1,001.3		—	—		406.4		—	—
(50)		1,004.1		2.8	0.28%		398.5		(7.9)	(1.94)%
(100)		1,007.1		5.8	0.58%		385.1		(21.3)	(5.24)%
(150)		1,010.1		8.8	0.88%		378.2		(28.2)	(6.94)%
(200)		1,013.3		12.0	1.20%		371.3		(35.1)	(8.64)%

(1)	Net interest income of the first year.
     The tables above show that, as of December 31, 2006, the weighted net duration of the Bank’s shareholders’ equity was approximately 0.56. This indicates that, as of December 31, 2006, a 100 basis points increase in interest rates would result in a 0.56% decline in the net present value of the Bank’s shareholders’ equity, while a decrease of 100 basis points would have the opposite effect. This shows that the sensitivity of the Bank’s shareholders’ equity to interest-rate movements was low as of that date.
     As of December 31, 2006, the weighted net duration of the Bank’s shareholders’ equity of 0.56 was higher than at the end of the prior fiscal year. This was mainly attributable to the decrease in the relative size of the Bank’s long position in CER-adjusted assets (considered as variable-rate assets), resulting from the settlement of debt with the Argentine Central Bank. In addition, there was an increase in the size of the fixed-rate loan portfolio.

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
     The tables above show that, as of December 31, 2005, the weighted net duration of the Bank’s shareholders’ equity was approximately 0.07. This indicates that, as of December 31, 2005, a 100 basis points increase in interest rates would result in a 0.07% decline in the net present value of the Bank’s shareholders’ equity, while a decrease of 100 basis points would have the opposite effect. This shows that the sensitivity of the Bank’s shareholders’ equity to interest-rate movements was low as of that date.
     The weighted net duration of the Bank’s shareholders’ equity of 0.07 as of December 31, 2005, was practically unchanged from that as of the end of the prior fiscal year, of 0.08, reflecting that the composition of the Bank’s balance sheet remained similar to that as of the end of the prior year, in terms of interest rates (fixed vs. variable) and tenors.

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

     The tables above show that, as of December 31, 2004, the weighted net duration of the Bank’s shareholders’ equity was approximately 0.08. This indicates that, as of December 31, 2004, a 100 basis points increase in interest rates would result in a 0.08% decline in the net present value of the Bank’s shareholders’ equity, while a decrease of 100 basis points would have the opposite effect.
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
     As of December 31, 2006, Banco Galicia had a net asset foreign currency position of Ps.72.5 million (US$ 23.6 million), after adjusting its on-balance sheet position of Ps.253.9 million by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.326.4 million (US$ 106.2 million), recorded off-balance sheet.
     As of December 31, 2005, Banco Galicia had a net asset foreign currency position of Ps.38.0 million (US$ 12.5 million), after adjusting its on-balance sheet position of Ps.286.3 million by net forward sales of foreign currency without delivery of the underlying asset, for Ps.248.3 million (US$ 81.9 million), recorded off-balance sheet. No hedge instruments were used in prior fiscal years.
     As of December 31, 2004, Banco Galicia had a net asset foreign currency position of Ps.776.3 million (US$ 261.0 million). If the Bank’s holdings of dollar-denominated External Notes for Ps.749.7 million were considered as peso-denominated assets adjusted by CER (as a result of such External Notes having being tendered in January 2005 to the exchange offered by the Government to restructure part of Argentina’s sovereign debt and of the Bank’s decision to receive Discount Bonds in pesos in an offer not subject to proration), its net asset foreign currency position as of December 31, 2004, was almost zero.
     The tables below show the effects of changes in the exchange rate of the peso vis-à-vis the U.S. dollar on the value of the Bank’s foreign currency net asset position as of December 31, 2006, 2005 and 2004. As of these dates, the breakdown of the Bank’s foreign currency net asset position into trading and non-trading was not presented as the Bank’s foreign currency trading portfolio was not material.

	Value of Foreign Currency Net Position as of
	December 31, 2006
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation	% Change

	(in millions of pesos, except percentages)
40%	101.5		29.0	40.0
30%	94.3		21.8	30.1
20%	87.0		14.5	20.0
10%	79.8		7.3	10.1
Static	72.5	(2)	—	—
(10)%	65.3		(7.2)	(9.9)
(20)%	58.0		(14.5)	(20.0)
(30)%	50.8		(21.7)	(29.9)
(40)%	43.5		(29.0)	(40.0)

(1)	Devaluation / (Revaluation).

(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

	Value of Foreign Currency Net Position as of
	December 31, 2005
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation	% Change

	(in millions of pesos, except percentages)
40%	53,2		15,2	40,0
30%	49,4		11,4	30,0
20%	45,6		7,6	20,0
10%	41,8		3,8	10,0
Static	38,0	(2)	—	—
(10)%	34,2		(3,8)	(10,0)
(20)%	30,4		(7,6)	(20,0)
(30)%	26,6		(11,4)	(30,0)
(40)%	22,8		(15,2)	(40,0)

(1)	Devaluation / (Revaluation).

(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

	Value of Foreign Currency Net Position as of
	December 31, 2004

Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation		% Change

	(in millions of pesos, except percentages)
40%	Ps.	1,086.8	Ps.	310.5	40.0%
30%		1,009.2		232.9	30.0
20%		931.6		155.3	20.0
10%		853.9		77.6	10.0
Static		776.3		—	—
(10)%		698.7		(77.6)	(10.0)
(20)%		621.0		(155.3)	(20.0)
(30)%		543.4		(232.9)	(30.0)
(40)%		465.8		(310.5)	(40.0)

(1)	Devaluation / (Revaluation).
     The Bank’s net foreign currency position as of December 31, 2006 was low and had recorded a low variation in absolute terms from that as of the end of the prior fiscal year. The Bank’s net foreign currency position as of December 31, 2005, of Ps.38.0 million, showed a significant decrease from the Ps.776.3 million recorded as of December 31, 2004. This decrease is mainly attributable to: (i) net forward sales of foreign currency for Ps.248.2 million (recorded off-balance sheet), and (ii) the option chosen by the Bank, in January 2005, to exchange its holdings of dollar-denominated External Notes for Discount Bonds in Pesos, in the exchange offered by the Government to restructure part of Argentina’s foreign debt.
Currency Mismatches
     As of December 31, 2006, the Bank had a net asset (or long) position in both peso-denominated assets adjusted by CER and foreign currency-denominated assets, and a net liability (or short) position in non-adjusted peso-denominated liabilities. That is, the Bank had more peso-denominated CER-adjusted assets and more foreign currency-denominated assets than liabilities; and more non-adjusted peso-denominated liabilities than assets.
     Funding of our long position in CER-adjusted assets through peso-denominated liabilities bearing a market interest rate (and no principal adjustment linked to inflation) exposes us to differential fluctuations in the inflation rate and in market interest rates, with a significant increase in market interest rates vis-à-vis the inflation rate (which is reflected in the CER variation) having a negative impact on our net financial income. The risk inherent in the Bank’s balance sheet structure of assets and liabilities as regards exchange rate variations and real interest rates depends on the size and the sign of said currency mismatches. The Bank’s Board of Directors has defined a limit in that respect setting the maximum authorized positions in each currency.

     The table below shows the composition of the Bank’s shareholders’ equity by currency and type of principal adjustment, that is our assets and liabilities denominated in foreign currency, in pesos and adjustable by the CER, as of December 31, 2006.

	As of December 31, 2006
	Assets	Liabilities	Gap

	(In millions of pesos)
Financial Assets and Liabilities	19,136.1	21,621.5	(2,485.4)
Pesos — Unadjusted	8,101.0	10,729.2	(2,628.2)
Pesos — Adjusted by CER	4,222.9	3,826.2	396.7
Foreign Currency	6,812.2	7,066.1	(253.9)
Other Assets and Liabilities	4,328.8	580.4	3,748.4

Total Gap	23,464.9	22,201.9	1,263.0

Adjusted for Forward Transactions Recorded in Memo Accounts
Financial Assets and Liabilities	19,136.1	21,621.5	(2,485.4)
In pesos, unadjusted, including shareholders’ equity	7,625.7	10,580.3	(2,954.6)
In pesos, adjusted by the CER	4,222.9	3,826.2	396.7
In foreign currency (1)	7,287.5	7,215.0	72.5
Other Assets and Liabilities	4,328.8	580.4	3,748.4

Total Adjusted Gap	23,464.9	22,201.9	1,263.0

(1)	Adjusted for forward sales and purchases of foreign exchange made by the Bank and recorded off-balance sheet.
Peso-denominated Assets and Liabilities Adjusted by CER
     At the end of fiscal year 2006, the Bank’s CER-adjusted assets consisted mainly of Secured Loans, Bogar Bonds, securities issued by the Galtrust I Financial Trust, loans to the private sector and debt securities and the participation certificate of the Special Fund Former Almafuerte Bank. The CER-adjusted liabilities consisted, mainly, of debt with the Argentine Central Bank, deposits, credit lines granted to the Bank and the regional credit-card companies, and negotiable obligations of said companies. As of December 31, 2006, there was a net asset position in CER-adjusted assets of Ps.396.7 million.
     The Bank’s Board of Directors has defined a limit for the CER-adjusted mismatch. This limit has been established at 100% and at -25% (minus 25%) of the Bank’s RPC for the net asset position and the short position, respectively. Considering the Bank’s RPC at the close of the fiscal year amounted Ps.1,861.6 million, the CER-adjusted net asset position represented 21.3% of said RPC as of that date.
Assets and Liabilities Denominated in Foreign Currency
     At the end of fiscal year 2006, the Bank’s assets denominated in foreign currency mainly consisted mainly of Boden 2012 Bonds received (as Compensatory Bond and Hedge Bond) and to be acquired (remaining Hedge Bond), cash and balances held at the Argentine Central Bank, loans to the non-financial private sector and residents abroad, and forward purchases of Boden 2012 Bonds in connection with repo transactions. The Bank’s liabilities denominated in foreign currency mainly comprised subordinated and non-subordinated negotiable obligations, debt with international banks and credit agencies, deposits, and obligations in connection with forward purchases of Boden 2012 Bonds and Discount Bonds sold under repurchase agreements. As of December 31, 2006, the Bank’s net position in foreign currency adjusted to reflect forward transactions of foreign currency was an asset position of Ps.72.5 million, equivalent to US$ 23.6 million.
     The Bank’s Board of Directors has defined a limit for foreign currency mismatches. This limit has been established at 30% and -10% (minus 10%) of the Bank’s RPC for the net asset position and net short positions, respectively. At the end of the fiscal year, the Bank’s net asset position in foreign currency represented 3.9% of its RPC.
Non-adjusted Peso-denominated Assets and Liabilities

     At the end of fiscal year 2006, the Bank’s non-adjusted peso-denominated assets mainly consisted of loans to the non-financial private sector, loans to the financial sector, cash, balances held at the Argentine Central Bank (including escrow accounts balances) and at correspondent banks, and assets under financial leases. Liabilities in this currency mainly comprised non-financial private-sector deposits, liabilities with retailers in connection with the credit-card activity of the Bank and the regional credit-card companies, liabilities with domestic financial institutions, and obligations in connection with forward purchases of Boden 2012 Bonds sold under repurchase agreements. The net position in non-adjusted peso-denominated liabilities, of Ps.2,628.2 million, funded the above-mentioned long positions.
Other Assets and Liabilities
     In the category “Other Assets and Liabilities”, the following were included in the assets column: (i) Ps.1,733.3 million corresponding to the proceeds of the sale of Secured Loans recorded under “Other Receivables Resulting from Financial Brokerage” applied to the settlement in advance of financial assistance from the Argentine Central Bank in January 2007, (ii) Ps.886.3 million in bank premises and equipment and miscellaneous and intangible assets, (iii) Ps.714.1 million in forward purchases of Discount Bonds sold under repurchase agreements, (iv) Ps.367.3 million recorded as intangible assets pursuant to the regulations established by the Argentine Central Bank and corresponding to the difference for amparo claims net of amortization, (iv) Ps.42.3 million in equity investments, and (v) Ps.339.1 million in miscellaneous receivables. The following were included in the liabilities column: Ps.151.1 million in allowances, Ps.204.1 million in miscellaneous liabilities, and Ps.225.2 million corresponding to other liabilities of consolidated companies.
Market Risk
     In order to measure and to control market risk, the Bank’s Board of Directors has established the use of a model known as “Value at Risk” or VaR. On a daily basis and for the Bank on a stand-alone basis, this model determines the expected results of the liquidation at market values of the securities and the foreign exchange comprising the Bank’s trading and brokerage portfolio, considering the last 252 trading days. The parameters taken into consideration are as follows:
i)	A 95% degree of confidence.

ii)	VaR estimates are made for holding periods of 1 day and “N” days, where “N” is defined as the number of days necessary to liquidate the position in each security and foreign currency.

iii)	In the case of securities newly issued, the available trading days are taken into consideration, with a maximum; if there are not enough trading days or if there are no quotations, the volatility of bonds with similar risk and characteristics from domestic issuers is used.
     The Bank’s policy defines that the Financial Operations and the Risk Management Departments agree on the parameters under which the model works, and establishes limits in terms of maximum authorized annual losses for the fiscal year both for foreign-currency and securities positions. This limits are Ps.1.0 million for government securities and Ps.0.5 million for foreign-currency brokerage. The Bank has remained within the established limits.
Item 12. Description of Securities Other Than Equity Securities
     Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not applicable.
Item 15. Controls and Procedures
     (a) Disclosure Controls and Procedures.
     We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended). We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the information required to be disclosed by us in the reports that we file with or submit to the SEC under the Securities Exchange Act of 1934, as amended, is accumulated, recorded, processed, summarized, reported and communicated within the time periods specified by the SEC’s rules and regulations and allow timely decisions regarding required disclosure. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective and provided reasonable assurance of achieving the objectives for which they were implemented. Notwithstanding the effectiveness of our disclosure controls and procedures, these disclosure controls and procedures cannot provide absolute assurance of achieving their objectives because of their inherent limitations. Disclosure controls and procedures are processes that involve human diligence and compliance and are subject to error in judgment. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by our disclosure controls and procedures.
(b) Management’s Annual Report on Internal Control Over Financial Reporting.
1) Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us and our consolidated subsidiaries. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, our principal executive and principal financial officers, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with applicable generally accepted accounting principles. Internal controls and procedures are processes that involve human diligence and compliance and are subject to error in judgment. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
2) Our management, including our Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report. In making this assessment, we used the criteria established in “Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations” of the Treadway Commission, or COSO.
3) Based on our assessment, we and our management have concluded that, as of the end of the period covered by this annual report, our internal control over financial reporting was effective.
4) This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.
(c) Changes in Internal Control Over Financial Reporting.
     During the period covered by this report, there have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
     Mr. Luis O. Oddone is our Audit Committee financial expert and he is independent as that term is defined under Nasdaq National Market listing requirements.
Item 16B. Code of Ethics
     We have adopted a corporate code of ethics (for Grupo Financiero Galicia and its main subsidiaries) in accordance with the requirements of Section 406 of the U.S. S-OX Act. During 2006, no changes were introduced to our corporate code of ethics and there have been no waivers to such code. Our code of ethics is available on our website, <http://www.gfgsa.com>.
Item 16C. Principal Accountants’ Fees and Services
     The following table sets forth the total remuneration billed to us by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2006 and 2005. While during the first quarter of 2005, Net Investment and Galicia Warrants used the services of a local accounting firm, amounts paid to this firm were minimal.

	2006		2005
	(In thousands of pesos)
Audit fees		3,838		3,177
Audit related fees		1,428		819
Tax fees		407		126
All other fees		114		256

Total	Ps.	5,787	Ps.	4,378

     Audit Fees
     Audit fees are mainly the fees billed in relation with professional services for auditing our consolidated financial statements under local and U.S. GAAP requirements for the fiscal years 2006 and 2005.
     Audit-Related Fees
     Audit-related fees are fees billed for professional services related to attestation, review and verification services with respect to our financial information and the provision of services in connection with special reports in each of the years 2005 and 2006.
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

PART III
Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements
Report of the Independent Registered Public Accounting Firm as of and for the fiscal years ended December 31, 2006, 2005 and 2004
Consolidated Balance Sheets as of December 31, 2006 and 2005
Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004
Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005, and 2004
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2006, 2005, and 2004
Notes to the Consolidated Financial Statements
You can find our audited consolidated financial statements on pages F-1 to F-91 of this annual report.
Item 19. Exhibits

Exhibit	Description

1.1	Unofficial English language translation of the By-laws (estatutos sociales). ****

2.1	Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American Depositary Receipt.*

2.2	Indenture, dated as of May 18, 2004, among the Bank, The Bank of New York and Banco Rio de la Plata S.A.**

4.1	English translation of form of Financial Trust Contract, dated April 16, 2002, among the Bank, Banco Provincia de Buenos Aires and BAPRO Mandatos y Negocios S.A.***

4.2	English translation of form of Loan Agreement, dated March 21, 2002, by and between Seguro de Depositos S.A. and the Bank.***

4.4	Form of Restructured Loan Facility (as evidenced by the Note Purchase Agreement, dated as of April 27, 2004, among Banco de Galicia y Buenos Aires S.A., Barclays Bank PLC, the holders party thereto and Deutsche Bank Trust Company Americas).**

4.5	Form of Amendment No. 1 and Waiver to Restructured Loan Facility (as evidenced by the Amendment No. 1 and Waiver to Note Purchase Agreement, dated as of December 20, 2004, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas). ****

4.6	Form of Second Amendment to Restructured Loan Facility (as evidenced by the Second Amendment to the Note Purchase Agreement, dated as of August 25, 2006, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas).

Exhibit	Description

8.1	For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. “Information on the Company––Organizational Structure.”

12.1	Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2	Certification of the principal financial officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*	Incorporated by reference from our Registration Statement on Form F-4 (333-11960).

**	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003.

***	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2002.

****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO FINANCIERO GALICIA S.A.

By:	/s/ Antonio Garcés

Name: Antonio Garcés
Title: Chairman of the Board, Chief Executive Officer
     Date: June 28, 2007

GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

Report of the Independent Registered Public Accounting Firm
To the Shareholders’ and the Board of Directors of
Grupo Financiero Galicia S.A.
We have audited the accompanying consolidated balance sheets of Grupo Financiero Galicia S.A. and its subsidiaries (together “the Group”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Financiero Galicia S.A. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting rules prescribed by the BCRA.
As described in Note 38 and 39, respectively, accounting rules prescribed by the BCRA differ in certain respects from, and is a comprehensive basis of accounting other than, accounting principles generally accepted in Argentina for enterprises in general and accounting principles generally accepted in the United States of America (“US GAAP”). Information relating to the nature and effect of the differences between accounting rules prescribed by the BCRA and US GAAP is presented in Note 39.
Price Waterhouse & Co. S.R.L.
Santiago J. Mignone
Partner
Buenos Aires, Argentina
February 14, 2007, except for notes 31, 37 and 39 as to which the date is June 25, 2007.

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2006 and 2005
(Expressed in thousands of Argentine pesos)

	December 31,
	2006		2005
ASSETS
A. Cash and due from banks
Cash		550,851		552,495
Banks and correspondents		1,743,998		488,663

	Ps.	2,294,849	Ps.	1,041,158

B. Government and corporate securities
Holdings of investment account securities		2,608,827		650,924
Holdings of trading securities		28,566		21,229
Government securities without quotation		431,753		4,591,071
Securities issued by the Argentine Central Bank		119,520		704,467
Investments in quoted corporate securities		339		4,418
Allowances		(357)		(353)

	Ps.	3,188,648	Ps.	5,971,756

C. Loans
To the non-financial public sector		2,739,282		5,235,869
To the financial sector		311,623		128,203
To the non-financial private sector and residents abroad		7,790,689		5,619,015
Overdrafts		346,135		222,779
Promissory notes		2,143,706		1,836,887
Mortgage loans		687,954		503,397
Pledge loans		67,145		121,095
Consumer loans		563,232		258,015
Credit card loans		2,458,572		1,732,114
Other		1,403,209		812,587
Accrued Interest, adjustments and quotation differences receivable		154,960		146,839
Documented interest		(33,651)		(14,684)
Unallocated collections		(573)		(14)
Allowances		(327,042)		(427,911)

	Ps.	10,514,552	Ps.	10,555,176

D. Other receivables resulting from financial brokerage
Argentine Central Bank		1,878,286		108,819
Amounts receivable for spot and forward sales to be settled		91,441		264,170
Securities receivable under spot and forward purchases to be settled		1,464,917		270,476
Negotiable obligations without quotation		26,721		41,403
Balances from forward transactions without delivery of underlying asset to be settled		30,964		709
Compensation to be received from the national government		401,335		4,154,989
Other		1,570,213		1,357,057
Allowances		(21,896)		(35,242)

	Ps.	5,441,981	Ps.	6,162,381
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Balance Sheets — Continued
As of December 31, 2006 and 2005
(Expressed in thousands of Argentine pesos)

	December 31,
	2006		2005
ASSETS (Continued)
E. Assets under financial leases
Assets under financial leases		208,603		193,697
Allowances		(2,428)		(2,521)

	Ps.	206,175	Ps.	191,176

F. Equity investments
In financial institutions		3,057		3,088
Other		77,385		113,336
Allowances		(44,867)		(31,304)

	Ps.	35,575	Ps.	85,120

G. Miscellaneous receivables
Receivables for assets sold		15,118		85
Tax on minimum presumed income – Tax credit		218,884		170,989
Other		515,805		354,360
Accrued interest on receivables for assets sold		93		6
Other accrued interest and adjustments receivable		82		65
Allowances		(74,472)		(77,626)

	Ps.	675,510	Ps.	447,879

H. Bank premises and equipment	Ps.	490,290	Ps.	484,198

I. Miscellaneous assets	Ps.	271,107	Ps.	199,152

J. Intangible assets
Goodwill		65,165		85,003
Organization and development expenses		437,631		405,357

	Ps.	502,796	Ps.	490,360

K. Unallocated items		4,381		1,678

L. Other Assets		8,311		5,690

Total Assets	Ps.	23,634,175	Ps.	25,635,724

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Balance Sheets — Continued
As of December 31, 2006 and 2005
(Expressed in thousands of Argentine pesos)

	December 31,
	2006		2005
LIABILITIES AND SHAREHOLDERS’ EQUITY

M. Deposits
Non-financial public sector	Ps.	63,922	Ps.	90,341
Financial sector		154,303		6,201
Non-financial private sector and residents abroad		10,561,144		8,325,118
Current accounts		1,982,765		1,639,766
Saving accounts		2,442,946		2,211,436
Time deposits		5,789,299		4,186,018
Investment accounts		4,031		158
Other		211,176		192,584
Accrued interest and quotation differences payable		130,927		95,156

	Ps.	10,779,369	Ps.	8,421,660

N. Other liabilities resulting from financial brokerage
Argentine Central Bank		3,025,977		8,611,909
Other		3,025,977		8,611,909
Banks and international entities		844,263		762,055
Unsubordinated negotiable obligations		2,809,416		3,052,434
Amounts payable for spot and forward purchases to be settled		1,046,181		222,729
Securities to be delivered under spot and forward sales to be settled		91,329		266,071
Loans from domestic financial institutions		281,055		220,422
Balances from forward transactions without delivery of underlying asset to be settled		31,635		418
Other		1,566,706		1,152,433
Accrued interest and quotation differences payable		128,391		125,242

	Ps.	9,824,953	Ps.	14,413,713

O. Miscellaneous liabilities
Directors’ and Syndics’ fees		3,255		3,438
Other		219,002		265,301
Adjustments and accrued interest payable		838		1

	Ps.	223,095	Ps.	268,740

P. Provisions		182,927		254,351
Q. Subordinated negotiable obligations		777,617		431,024
R. Unallocated items		5,734		3,915
S. Other Liabilities		64,827		70,046
T. Minority interests		167,185		145,499

Total Liabilities	Ps.	22,025,707	Ps.	24,008,948

SHAREHOLDERS’ EQUITY		1,608,468		1,626,776

Total Liabilities and Shareholders’ Equity	Ps.	23,634,175	Ps.	25,635,724

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Income
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)

	December 31,
	2006		2005		2004
A. Financial income
Interest on cash and due from banks	Ps.	874	Ps.	68	Ps.	44
Interest on loans granted to the financial sector		2,869		2,823		5,189
Interest on overdrafts		69,670		39,957		28,254
Interest on promissory notes		200,564		119,017		97,544
Interest on mortgage loans		69,967		74,052		67,935
Interest on pledge loans		12,146		10,806		6,706
Interest on credit card loans		281,116		222,657		163,054
Interest on other loans		105,813		35,705		26,050
Interest on other receivables resulting from financial brokerage		171,878		165,895		90,017
Net income from government and corporate securities		261,229		333,107		—
Net income from secured loans – Decree No. 1387/01		194,777		203,487		186,038
Consumer price index adjustment (CER / CVS)		730,074		1,091,832		588,653
Other		148,860		99,226		132,101

	Ps.	2,249,837	Ps.	2,398,632	Ps.	1,391,585

B. Financial expenses
Interest on current account deposits		21,043		15,301		4,858
Interest on savings account deposits		4,105		4,557		4,124
Interest on time deposits		313,036		142,051		90,511
Interest on financing from the financial sector		5,527		4,581		6,146
Interest on other liabilities resulting from financial brokerage		326,462		269,276		172,558
Other interest		275,509		334,398		323,245
Net loss from government and corporate securities		—		—		7,027
Consumer price index adjustment		697,694		1,006,752		501,831
Other		228,237		69,013		57,144

	Ps.	1,871,613	Ps.	1,845,929	Ps.	1,167,444

C. Gross brokerage margin		378,224		552,703		224,141

Loan loss provisions		110,869		76,730		190,232

D. Income from services
In relation to lending transactions		247,501		185,825		157,084
In relation to borrowing transactions		220,543		175,907		140,375
Other commissions		17,056		14,898		8,035
Other		367,993		269,106		223,558

	Ps.	853,093	Ps.	645,736	Ps.	529,052

E. Expenses for services
Commissions		80,801		53,906		40,899
Other		100,291		68,065		51,860

	Ps.	181,092	Ps.	121,971	Ps.	92,759
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Income — Continued
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)

	December 31,
	2006		2005		2004
F. Administrative expenses
Personnel expenses		506,632		392,308		296,733
Directors’ and syndics’ fees		5,989		5,793		4,040
Other fees		36,148		32,314		19,808
Advertising and publicity		84,507		68,132		37,796
Taxes		50,469		37,349		40,872
Other operating expenses		217,016		187,223		179,983
Other		73,803		57,849		44,708

	Ps.	974,564	Ps.	780,968	Ps.	623,940

Net Income / (Loss) from financial brokerage	Ps.	(35,208)	Ps.	218,770	Ps.	(153,738)

G. Minority interests result	Ps.	(19,016)	Ps.	(34,609)	Ps.	(14,302)

H. Miscellaneous income
Net lncome from equity investments		—		6,662		2,990
Default interests		1,062		835		895
Loans recovered and allowances reversed		142,885		163,608		366,645
Other		151,176		111,061		134,348
Consumer price index adjustment (CER)		105		7,341		9,728

	Ps.	295,228	Ps.	289,507	Ps.	514,606

I. Miscellaneous losses
Net loss on long-term investments		14,362		—		—
Default interests and charges in favor of the Argentine Central Bank		571		16		19
Loan loss provisions for miscellaneous receivables and other provisions		62,424		99,754		134,135
Amortization of differences arising from court resolutions		—		122,279		121,010
Other		88,323		124,538		157,119
Consumer price index adjustment		—		541		336

	Ps.	165,680	Ps.	347,128	Ps.	412,619
Net Income / (Loss) before tax		75,324		126,540		(66,053)

J. Income tax	Ps.	94,238	Ps.	19,302	Ps.	43,818

Net Income / (Loss) for the fiscal year	Ps.	(18,914)	Ps.	107,238	Ps.	(109,871)

Net Income / (Loss) per common share (basic and assuming full dilution)		(0.015)		0.086		(0.093)
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)

	December 31,
	2006		2005		2004
Cash Flow from operating activities:
Net Income / (Loss) for the year	Ps.	(18,914)	Ps.	107,238	Ps.	(109,871)
Adjustments to reconcile net income to net cash from
Operating activities:
Depreciation of bank premises and equipment and Miscellaneous assets		37,550		36,962		41,567
Amortization of intangible assets		55,382		182,713		193,744
Increase in allowances for loan and other losses, net of reversals		80,863		48,209		69,132
Equity (gain) loss of unconsolidated subsidiaries		14,362		(6,662)		(3,580)
(Gain) loss on sale of premises and equipment		(1,261)		(1,355)		(391)
Gain on trouble debt restructuring		—		—		(141,610)
Consumer price index adjustment (CER/CVS)		891,866		(484,834)		(26,447)
Unrealized foreign exchange (loss) / gain		(5,914)		(13,569)		13,940
Decrease (Increase) in government securities		1,902,792		490,050		91,557
Decrease (Increase) in other assets		1,071,275		476,928		(75,634)
Increase (Decrease) in other liabilities		162,287		20,321		(273,297)

Net cash provided by / (used in) operating activities	Ps.	4,190,288	Ps.	856,001	Ps.	(220,890)

Cash Flow from investing activities:
(Increase)/Decrease in loans, net		297,601		(628,259)		(112,368)
Sales of investments in other companies		13,774		—		—
Increase in deposits at the Argentine Central Bank		(1,769,467)		(30,356)		(8,617)
Additions to bank premises and equipment, miscellaneous, and intangible assets		(196,313)		(127,252)		(131,807)
Proceeds from sales of premises and equipment		13,838		18,350		12,599

Net cash used in investing activities	Ps.	(1,640,567)	Ps.	(767,517)	Ps.	(240,193)

Cash Flow from financing activities:
Cash dividends paid in minority interests		(5,280)		—		—
Increase in deposits, net		1,894,251		1,696,266		1,415,052
Borrowings under credit facilities – long-term		418,018		179,181		—
Payments on credit facilities – long-term		(687,024)		(418,483)		(289,719)
Decrease in short-term borrowings, net		(3,856,813)		(1,239,176)		(561,018)
(Decrease)/Increase in repurchase agreements		934,408		(259,142)		261,654
Repayment of principal and interest on restructured debt		—		—		(207,639)

Net cash (used in) / provided by financing activities	Ps.	(1,302,440)	Ps.	(41,354)	Ps.	618,330
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Cash Flows — Continued
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)

	December 31,
	2006		2005		2004
Increase in cash and cash equivalents, net	Ps.	1,247,281	Ps.	47,130	Ps.	157,247
Cash and cash equivalents at the beginning of the year		1,041,158		988,669		826,150
Effect of exchange rate changes on cash and cash equivalents		6,410		5,359		5,272

Cash and cash equivalents at the end of the year	Ps.	2,294,849	Ps.	1,041,158	Ps.	988,669

Supplemental disclosures relative to cash flows:
Interest paid	Ps.	734,756	Ps.	516,429	Ps.	509,901
Income tax paid	Ps.	20,074	Ps.	44,625	Ps.	528
Minimum Presumed Income Tax .(*)	Ps.	30,031	Ps.	42,419	Ps.	24,886
For the fiscal years ended December 31, 2006 and 2005, Ps. 2,704,302 and Ps. 582,192 for the compensation received and to be received from the national government and Ps. 1,932,331 and Ps. 199,568 respectively of advance to be requested from the Argentine Central Bank for the subscription of the Hedge Bond, did not require the movement of cash.

(*)	The MPIT is calculated based on assets and can be credited against future income tax.
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)

					Inflation
					adjustments to		Shares in					(Accumulated		Total
	Capital		Paid in		Capital Stock and		own	Profit reserves				deficit) / Retained		Shareholders’
	Stock		Capital		Paid in Capital		portfolio	Legal		Other		earnings		Equity

Balance at December 31, 2003	Ps.	1,092,407	Ps.	79,251	Ps.	1,410,048	—	Ps.	29,493	Ps.	—	Ps.	(1,191,816)	Ps.	1,419,383

Capital Increase		149,000		61,026		—	—		—		—		—		210,026
Net loss for the year		—		—		—	—		—		—		(109,871)		(109,871)

Balance at December 31, 2004	Ps.	1,241,407	Ps.	140,277	Ps.	1,410,048	—	Ps.	29,493	Ps.	—	Ps.	(1,301,687)	Ps.	1,519,538

Absorption approved by the shareholders’ meeting on April 28,2005		—		(140,277)		(1,131,917)	—		(29,493)		—		1,301,687		—
Net Income for the year		—		—		—	—		—		—		107,238		107,238

Balance at December 31, 2005	Ps.	1,241,407		—	Ps.	278,131	—	Ps.	—	Ps.	—	Ps.	107,238	Ps.	1,626,776

Distribution of retained earnings by the shareholders’ meeting on April 27,2006
Legal Reserve		—		—		—	—		34,855		—		(34,855)		—
Discretionary Reserve		—		—		—	—		—		72,383		(72,383)		—
Shares in own portfolio		(1,614)		—		(362)	1,976		—		—		—		—
Sales of Shares in own portfolio		1,614		606		362	(1,976)		—		—		—		606
Net loss for the year		—		—		—	—		—		—		(18,914)		(18,914)

Balance at December 31, 2006	Ps.	1,241,407	Ps.	606	Ps.	278,131	—	Ps.	34,855	Ps.	72,383	Ps.	(18,914)	Ps.	1,608,468

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
1. Basis of Presentation.
Grupo Financiero Galicia S.A. (“Grupo Galicia”, the “Company” or the “Group”) is a corporation that is organized under the laws of Argentina and acts as a holding company for Banco de Galicia y Buenos Aires S.A. and its subsidiaries (“Banco Galicia” or the “Bank”). Grupo Galicia was formed by the controlling shareholders of the Bank on September 14, 1999 to consummate an exchange of shares with the shareholders of Banco Galicia and establish Grupo Galicia as the Bank’s holding company. Grupo Galicia was formed with two classes of shares: Class A shares, which are entitled to 5 votes per share, and Class B shares, which are entitled to 1 vote per share. To effect the exchange, Grupo Galicia offered to exchange Grupo Galicia class B shares for all outstanding Banco Galicia class B shares on a 2.5-for-1 basis and to exchange Grupo Galicia ADSs for all outstanding Banco Galicia ADSs on a 1-for-1 basis. The controlling shareholders retained all of the class A shares. As a result of the exchange, which was consummated on July 26, 2000, the Company became holder of 93.23% of the Bank’s capital stock, and the remaining 6.77% remained as a minority interest in the Bank. At December 31, 2006 and 2005, the Company’s interest in Banco Galicia as a result of open market purchases was 93.60463844% and 93.604186%, respectively.
Banco Galicia is a private-sector commercial bank organized under the laws of Argentina which provides general banking services, through its branches, to corporate and retail customers.
Grupo Galicia directly holds 100 % of the capital stock and voting rights of Galval Agente de Valores S.A. and 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A.; while its controlled company, Banco Galicia holds the remaining 12.50% of the capital stock and voting rights of those companies.
Sudamericana Holding S.A’s results have been adapted to cover a twelve-month period as of September 30, 2006, for consolidation purposes.
Banco Galicia’s consolidated financial statements as of December 31, 2006 and December 31, 2005 include the assets, liabilities and results of the controlled companies detailed below. The percentages directly held in those companies’ capital stock are as follows:

Issuing Company	December 31, 2006	December 31, 2005
Banco Galicia Uruguay S.A.	100.00%	100.00%
Tarjetas Regionales S.A.	100.00%	100.00%
Galicia Factoring y Leasing S.A.	99.98%	99.98%
Galicia Valores S.A. Sociedad de Bolsa	99.99%	99.99%
The financial statements of the controlled companies were adapted to the valuation and disclosure standards set by the Argentine Central Bank and cover the same period as that of the financial statements of Banco Galicia.
The financial statements of Banco Galicia Uruguay S.A. include the balances of Banco Galicia Uruguay S.A. consolidated on a line-by-line basis with those of Galicia (Cayman) Limited , in which Banco Galicia Uruguay S.A. holds 65.3405% of its capital stock and Banco Galicia holds the remaining 34.6595%.
The latest statements have been consolidated with those of Galicia Pension Fund Limited, in which Galicia (Cayman) Limited holds a 100% interest.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
Furthermore, Galicia Pension Fund Limited consolidates its financial statements with those of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión, in which it holds a 99.985% interest.
Banco Galicia holds 68.218548% of Tarjetas Regionales S.A. capital stock and votes, while Galicia (Cayman) Limited holds the remaining 31.781452%.
The December 31, 2006 financial statements of Tarjetas Regionales S.A., which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with the financial statements of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.
The percentages directly held in those companies’ capital stock are as follows:
- Directly:

Issuing Company	December 31, 2006	December 31, 2005
Tarjetas Cuyanas S.A.	60.000%	60.000%
Tarjetas del Mar S.A.	99.995%	99.999%
Tarjeta Naranja S.A.	80.000%	80.000%
The financial statements of Tarjeta Naranja S.A. have been consolidated with the financial statements of Cobranzas Regionales S.A., in which it holds 87.7% of voting stock and with the financial statements of Ancud Comercial S.A. in which it holds 99.4% of voting stock.
Tarjeta Naranja S.A. started with an investment project in the Dominican Republic in order to develop a credit-card business in said country, for which, on December 19, 2006, it acquired 99.4% of Ancud Comercial S.A.’s capital stock. The total amount of the investment in said company at fiscal year end was Ps. 12,088.
In addition, Tarjetas Cuyanas S.A. holds a 12.3% interest in Cobranzas Regionales S.A.’s capital stock and voting rights.
Consolidation of the financial statements of Galicia Capital Markets S.A. (in liquidation) and Agro Galicia S.A. (in liquidation) has been discontinued during the previous fiscal year, as a result of their anticipated dissolution.
Transactions between related parties have been eliminated for the purposes of these statements.
2. Significant Accounting Policies.
The accounting policies and financial statements presentation conform to the rules of the Argentine Central Bank which prescribes the generally accepted accounting principles for all banks in Argentina (the “Argentine Banking GAAP”). This differs in certain significant respects from generally accepted accounting principles in Argentina applicable to enterprises in general (“Argentine GAAP”) (see Note 38) and from generally accepted accounting principles in the United States of America (“US GAAP”). (see Note 26 and 39)
Certain required disclosures have not been presented herein since they are not material to the accompanying financial statements. In addition, certain presentations and disclosures, including the statements of cash flows, have been included in the accompanying financial statements to comply with the Securities and Exchange Commission’s regulations for foreign registrants.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
Certain reclassifications of prior year information have been made to conform with current year presentation.
The following is a summary of significant policies followed by the Group in the preparation of the consolidated financial statements.
2.1 Presentation of Financial Statements in Constant Argentine Pesos.
Effective September 1, 1995, pursuant to Decree No. 316/95, the Bank discontinued its prior practice of adjusting the financial statements for inflation. Effective January 1, 2002, however, as a result of the application of Argentine Central Bank Communiqué “A” 3702, Resolution No. 415/02 of the CNV and Resolution No. 240/02 of the Argentine Federation of Professional Councils in Economic Sciences “FACPCE”, the Group resumed the application of the adjustment for inflation.
In 2002, Argentina experienced a high rate of inflation. The wholesale Price Index (WPI) increased approximately 118.44% in 2002.
Primarily as a result of the stabilization of the WPI during the first half of 2003, the Argentine government published Decree No. 664/03 and the Argentine Central Bank issued Communiqué “A” 3921 dated April 8, 2003 which eliminated the requirement that financial statements be prepared in constant currency. These rules became effective for financial periods ending on or after March 1, 2003. Likewise, on April 8, 2003, the CNV issued resolution No. 441/03 discontinuing inflation accounting as of March 1, 2003. Between January 1, 2003 and February 28, 2003, the WPI increased approximately 0.87%.
2.2 Foreign Currency.
Foreign currency is stated at the U.S. dollar rate of exchange set by the Argentine Central Bank, prevailing at the close of operations on the last business day of each month.
Assets and liabilities valued in foreign currencies other than the U.S. dollar are converted into U.S. dollars using the year end exchange rates issued by the Argentine Central Bank’s trading desk.
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

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
Trading securities are marked to market, and any difference between book value and their market price is recognized as a gain or loss in the income statement.
Holdings of investment securities include Boden 2012 Bonds received within the scope of Sections 28 and 29 of Decree No. 905/02 (see Note 31) recorded at their “technical value” (the adjusted balance of each instrument according to contractual conditions).
The same criterion was applied to holdings of such bonds used in repo transactions and to the bonds to be received recorded under “Other receivables resulting from financial brokerage” and “Miscellaneous Receivables”.
Had such bonds and balances to be received recorded under the abovementioned captions been valued at market price, the Bank’s equity would have been reduced by approximately Ps. 202,299 and Ps. 497,654 as of December 31, 2006 and December 31, 2005, respectively.
The securities Boden 2007 and Boden 2013 are considered trading securities and they have been recorded at market value.
As of December 31, 2006 and December 31, 2005, the Bank carries the following “without quotation” holdings:
a) Secured Bonds in Pesos: The Bank participated in the restructuring of the provincial government’s debt, pursuant to the provisions of Decree No.1579/02, receiving Secured Bonds (Bogar Bonds) in exchange.
As of December 31, 2006, Bogar holdings allocated as collateral for the advance for the purchase of the remaining Hedge Bond, which could be applied to settle such advance have been valued at the value admitted for those purposes. The remaining holdings were valued at the lower of their “present value” and their “technical value” (the adjusted balance of each instrument according to contractual conditions). Had these securities been marked to market, an increase in shareholders’ equity of the Bank of Ps. 1,475 would have been recognized.
As of December 31, 2005, holdings not used as collateral for the abovementioned advance were valued at their “present value” as defined in the above paragraph. As of that date, the market value of such holdings was lower than book value by approximately Ps. 67,354.
b) Discount Bonds and GDP-Linked Units: The Bank decided to participate in the exchange offered by the National Government, within the framework of the Argentine debt restructuring, opting to exchange its holdings of Argentine Republic Medium-Term External Notes (the “External Notes”) Series 74 and 75, for a face value of US$ 280,471, for “Discount Bonds in Pesos” and “GDP-Linked Units” issued under the conditions established by Decree No. 1735/04.
As established in that Decree, the acceptance of this offer implied receiving new debt instruments for an original principal amount equal to 33.7% of the non-amortized principal as of December 31, 2001, plus past due and unpaid interest up to that date.
As of December 31, 2006 and 2005, the securities received were recorded at the lower of the total future nominal cash payments up to maturity, specified by the terms and conditions of the new securities, and the carrying value of the securities tendered as of March 17, 2005, equivalent to the present value of the Secured Bonds’ cash flows at that date.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
This valuation is reduced in the amount of the perceived payments. Accrued interest is not recognized. Had these securities been marked to market, the shareholders’ equity would have been reduced by approximately Ps. 239,262 and Ps. 383,968 as of December 31, 2006 and 2005, respectively.
c) At the end of the previous fiscal year, the Fiscal Tax Credit Certificates were recorded at face value plus accrued interests, according to contractual conditions, as they were used for tax payments during this fiscal year.
The Securities issued by the Argentine Central Bank were valued at the fiscal year-end closing market price for each security.
Those securities without quotation have been increased on an exponential basis according to their internal rate of return.
National Secured Loans and Provincial Secured Bonds.
On November 6, 2001, within the framework of Decree No. 1387/01, the Bank participated in the exchange of Argentine government securities and loans, issued under the Promissory Note/Bond Program, for new loans called “Secured Loans,” which are recorded under “Loans — Non-Financial Public Sector” in these financial statements.
At the date of these financial statements, their estimated realizable value exceeded their book value by approximately Ps.19,300. Said value was obtained by calculating the present value of their future cash flow of amortization and interest, based on the market rate of debt instruments of the same issuer.
The Bank has also participated in the restructuring of the provincial government’s debt, pursuant to the provisions of Decree No. 1579/02, receiving Secured Bonds (“Bogar Bonds”) in exchange for its loans, which have been disclosed in these financial statements under “Government Securities without Quotation.”
In accordance with Argentine Central Bank’s regulations, both assets have been recorded at the lower of their present value and their technical value. The “present value” is defined as the “net present value” of a cash flow structure determined under contractual conditions and discounted at a rate set by the Argentine Central Bank which, as of December 31, 2006, was 5% and, as of December 31, 2005, 4%. The “technical value” is the adjusted amount of each instrument under contractual conditions. As of December 31, 2006, said loans were mainly allocated as collateral for the financial assistance from the Argentine Central Bank pursuant to Decrees No. 739/03, 1262/03 and supplementary regulations.
2.4 Financial Trust Debt Securities and Certificates of Participation.
The debt securities incorporated at par have been recorded at their face value; the remaining holdings were recorded according to their internal rate of return. Certificates of participation are accounted for under the equity method.
2.5 Interest Income (Expense) Recognition.
Generally, interest income is recognized on an accrual basis using the straight-line method. For loans and deposits denominated in pesos with maturities greater than 92 days, interest is recognized on a compounded basis, which provides for an increasing effective rate over the life of the loan or deposit.
The Bank suspends the accrual of interest generally when the related loan is past due and the collection of interest and principal is in doubt. The suspension of interest corresponds to the loans classified as “with

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
problems” and “deficient performance” or below, under the Argentine Central Bank’s classification rules. Accrued interest remains on the Bank’s books and is considered to be part of the loan balance when determining the allowance for loan losses. Interest is recognized on a cash basis after reducing the balance of accrued interest, if applicable.
For lending and borrowing transactions originally carried out in foreign currency and converted into pesos, the adjustment from the application of the CER or the CVS was accrued at year-end, where applicable.
2.6 Allowance for Loan Losses and Provisions for Contingencies.
The Bank provides for estimated future possible losses on loans and the related accrued interest through the establishment of an allowance for loan losses. The allowance charged to expense is determined by management based upon loan classification, actual loss experience, current and expected economic conditions, delinquency aging, and an evaluation of potential losses in the current loan portfolio. Specific attention is given to loans with evidence that may negatively affect the Bank’s ability to recover the loan and accrued interest.
The Group has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Group’s estimates of the outcomes of theses matters and the Group’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Group’s future results of income and financial condition or liquidity.
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
Permanent equity investments in companies where corporate decisions are not influenced, in terms of the criteria listed above, are accounted for at the lower of cost or share of net book value of the investee.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
2.8 Bank Premises and Equipment and Miscellaneous Assets.
Bank premises and equipment and miscellaneous assets are valued at cost adjusted for inflation (as described in Note 2.1), less accumulated depreciation.
Construction in progress is carried at cost adjusted for inflation. The depreciation is computed since the asset is in use.
Accumulated depreciation is computed under the straight-line method at rates over the estimated useful lives of the assets, which generally are estimated to be 50 years for properties, 10 years for furniture and fixtures, and 5 years for others. Leasehold improvements are depreciated using the straight-line method over the shorter of the lease term or the estimated useful life of the asset.
The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective fixed assets. When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.
The residual value of the assets, taken as a whole, does not exceed their combined value of economic use.
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
Effective March 2003, the Argentine Central Bank established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary regulations, must also be recorded under this caption. The amortization of the same must take place in a maximum of 60 equal monthly and consecutive installments as of April 2003, as described in Note 31 to the financial statements, section “Legal actions requesting protection of constitutional guarantees.”
Effective December 2005, the Argentine Central Bank authorized financial institutions having granted, as from that date, new commercial loans with an average life of more than 2 years, to defer the charge to income related to the amortization of amparo claims. The maximum amount to be deferred cannot exceed 50% of the growth of the new commercial loans nor 10% of financial institutions’ computable regulatory capital (“RPC”). In addition, banks will not be able to reduce the amount of the rest of their commercial loan portfolio. Such deferral can be applied until December 2008. The remaining balance at that date will be amortized over a period of up to 36 months, on a straight-line basis. Pursuant to this regulation, as of December 2006 and 2005, Banco Galicia had deferred Ps. 148,673 and Ps. 11,256, respectively.
2.10 Shareholders’ Equity.
Shareholders’ Equity accounts have been adjusted for inflation following the procedure described in Note 2.1, except for the “Capital Stock” and “Paid-in Capital” accounts, which have been stated at their original values. The adjustment stemming from the restatement of these accounts was allocated to the “Inflation adjustments to capital stock and paid-in capital” account.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
2.11 Minimum Presumed Income Tax and Income Tax.
Effective 1998 and for a ten year period, a Minimum Presumed Income Tax (“MPIT”) was established as a complementary component of income tax obligations. MPIT is a minimum taxation, which assesses at the tax rate of 1% of certain assets. Ultimately, the tax obligation will be the higher of MPIT and income tax. For financial entities, the taxable basis is 20% of their computable assets. If in a fiscal year, the MPIT obligation exceeds the income tax liability, the surplus will be available as a credit against future income tax.
The Bank has recognized the tax on minimum notional income accrued in the current year and paid in prior years as an asset.
Based on the provisions set forth by the Argentine Central Bank, the Group recorded an asset related to the MPIT amounting to Ps. 218,884 as of December 31, 2006 and Ps. 170,989 as of December 31, 2005.
      Below is a detail of the Bank’s tax credits and their expected offsetting date:

Tax credit	Date of generation	Probable offsetting date
11,702	2001	2010
45,158	2002	2010
43,004	2003	2010
42,037	2004	2010
46,126	2005	2010
22,073	2006	2010
7,007	2006	2011
In addition, as of December 31, 2006, the Bank’s subsidiaries recorded an asset relating to MPIT for Ps. 1,777, while as of December 31, 2005 it amounted to Ps.1,615.
Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and therefore income taxes for Banco Galicia are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-bank subsidiaries had recognized a deferred tax asset as of December 31, 2006 and 2005.
2.12 Statements of Cash Flows.
For purposes of reporting cash flows, cash and cash equivalents include amounts set forth under “Cash and due from banks”. The consolidated statements of cash flows were prepared using the measurement methods prescribed by the Argentine Central Bank and in accordance with the presentation requirements of Statement of Financial Accounting Standards No. 95: Statement of Cash Flows (“SFAS No. 95”).
2.13 Use of Estimates.
The preparation of financial statements in conformity with Argentine Banking GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
disclosures of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
3. Restricted Assets and Other Contingent Liabilities.
Pursuant to Argentine Central Bank regulations, Banco Galicia must maintain a monthly average liquidity level. Computable assets for complying with the minimum cash requirement are cash and the checking accounts opened at the Argentine Central Bank.
The minimum cash requirement at the end of each fiscal year was as follows (as measured in average daily balances):

	December 31,
	2006		2005
Peso balances	Ps.	1,217,511	Ps.	758,124
Foreign currency balances		658,751		418,710
Certain of the Group’s other assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

	December 31,
	2006		2005
Funds and securities pledged under various arrangements	Ps.	562,081	Ps.	217,090
Shares on equity investments (*)		5,250		24,094
Deposits in the Argentine Central Bank, restricted under Argentine Central Bank regulations		1,734,969		1,450
Loans granted as collateral		955,414		5,483,982
Loans pledged and real property granted as collateral-Banco Galicia Uruguay S.A. (**)		249,738		497,281

Total	Ps.	3.507,452	Ps.	6,223,897

(*)	Shares over which transferability is subject to prior approval of the National or Provincial authorities, as applicable, under the terms of certain concession contracts signed.

(**)	Under a fixed pledged agreement signed on July 24, 2003 and registered with the Registry of Property –Movable Property — Pledges Division of Montevideo – Uruguay, on August 5, 2003, Galicia Uruguay S.A.’s credit rights against all of its debtors have been pledged in favor of the holders of transferable time deposit certificates and/or negotiable obligations issued in compliance with the debt restructuring plan approved.
As a shareholder of the concessionaries Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. (in liquidation) and Aguas Cordobesas S.A., Banco Galicia had guaranteed their compliance with certain obligations arising from the concession contracts signed by these companies.
In addition, the Bank and the other shareholders have committed, in certain circumstances, to provide financial support to those companies if they were unable to honor the commitments they have undertaken with international financial institutions. It is worth mentioning that, as of December 31, 2006, only the commitment related to Aguas Cordobesas S.A. was outstanding.
Aguas Cordobesas S.A.: the Bank, as a shareholder and proportionally to its 10.833% interest, is jointly responsible, before the Provincial State of Córdoba, for contractual obligations deriving from the

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
concession contract during the entire term thereof. Should any of the other shareholders fail to comply with the commitments deriving from their joint responsibility, the grantor may force Banco Galicia to assume the unfulfilled commitment, but only in the proportion and to the extent of the interest held by the Bank.
Aguas Provinciales de Santa Fe S.A. (in liquidation): the meeting of the shareholders of Aguas Provinciales de Santa Fe S.A. held on January 13, 2006, approved the early dissolution and liquidation of said company. The Bank voted against this decision because it deemed it contrary to the corporate interests, and requested the calling of a new meeting to reactivate and capitalize the company, thus allowing its continuity. On January 31, 2006, Decree No. 243 issued by the government of the Province of Santa Fe, rescinded the concession contract alleging the concessionaire’s fault, derived from the dissolution of the company decided by the majority shareholders during the abovementioned shareholders’ meeting. As of December 31, 2006, credits against this company were fully provisioned.
Aguas Argentinas S.A.: after a long negotiation process, on March 21, 2006, the Government decided to rescind the concession contract with Aguas Argentinas S.A. alleging the concessionaire’s fault. As a result of this measure, Aguas Argentinas S.A. entered into default and requested the commencement of a reorganization process under the provisions of Section 5 and subsequent sections of Law No. 24,522. On March 9, 2006, the Bank cancelled the commitments undertaken with international financial institutions by purchasing the credits these institutions held against Aguas Argentinas S.A., thus extinguishing the guarantees granted in connection with those loans. The acquisition price was approximately 25% lower than the guaranteed amount. As of December 31, 2006, the investment in the company had been fully provisioned.
Guarantees granted for direct obligations: as of December 31, 2006, the Bank had recorded Ps. 79,532 as collateral for credit lines from the IFC, with the related loans granted having been allocated to the resources provided by the IFC.
4. Interest-Bearing Deposits with Other Banks.
As of December 31, 2006 and 2005, the overnight foreign bank interest-bearing deposits included in loans amounted to Ps. 607,998 and Ps. 212,851, respectively.
5. Government and Corporate Securities.
The government and corporate securities classification set forth below was determined in accordance with Argentine Banking GAAP.
Government and corporate securities consist of the following at the respective balance sheet dates:

	December 31,
	2006		2005
Government Securities
With quotation:
Recorded at market value
For trading purposes:
Government Bonds	Ps.	28,206	Ps.	20,873
Other		360		356
Less: Valuation allowances		(357)		(353)

Total trading securities	Ps.	28,209	Ps.	20,876

Recorded at amortized cost
In investment accounts
Government Bonds (Boden 2012 Bonds)		2,608,827		650,924

Total securities in investment accounts	Ps.	2,608,827	Ps.	650,924

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)

	December 31,
	2006		2005
Securities issued by the Argentine Central Bank
Securities with quotation		119,520		699,041
Securities without quotation		—		5,426

Total Securities issued by the Argentine Central Bank	Ps.	119,520	Ps.	704,467

Without quotation
Fiscal Tax Credit Certificate (*)		—		34,458
Government Bonds		431,753		4,556,613

Total Without quotation securities		431,753		4,591,071

Total government securities	Ps.	3,188,309	Ps.	5,967,338

Corporate Securities
Shares		—		376
Marketable Negotiable obligations		339		4,042

Total corporate securities	Ps.	339	Ps.	4,418

Total government and corporate securities	Ps.	3,188,648	Ps.	5,971,756

(*)	Government securities collateralized by future tax payments.
As of December 31, 2006, Boden 2012 Bonds and Discount Bonds sold under repurchase agreements amounted to Ps. 837,276 and Ps. 625,514, respectively.
6. Loans.
The lending activities of the Bank consist of the following:
- Loans to the non-financial public sector: loans to the federal and provincial governments of Argentina.
- Loans to the financial sector: loans to local banks and financial entities.
- Loans to the non-financial private sector and residents abroad: include the following types of lending:
Overdrafts – short-term obligations drawn on by customers through overdrafts.
Promissory Notes – endorsed promissory notes, discounted and purchased bills and factored loans.
Mortgage loans – loans to purchase or improve real estate and collateralized by such real estate or commercial loans secured by real estate.
Pledge loans – loans where collateral is pledged as an integral part of the loan document.
Credit card loans – loans to credit card holders.
Consumer loans – loans to individuals.
Others – includes mainly short-term placements in foreign banks.
Pursuant to Argentine Central Bank regulations, financial entities must disclose the breakdown of their loan portfolio to: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad. In addition, financial entities must disclose the type of collaterals established on the applicable loans to the non-financial private sector and the pledges granted on loans (preferred guarantees relative to a registered senior pledge).

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
As of December 31, 2006 and 2005, the classification of the Group’s loan portfolio was as follows:

	December 31,
	2006		2005
Non-financial public sector	Ps.	2,739,282	Ps.	5,235,869
Financial sector (Argentine)		311,623		128,203
Non-financial private sector and residents abroad		7,790,689		5,619,015
- With preferred guarantees		1,076,170		838,540
- With other guarantees		1,307,511		1,024,542
- Unsecured		5,407,008		3,755,933

Subtotal		10,841,594		10,983,087

Allowance for loan losses (See Note 7)		(327,042)		(427,911)

Total	Ps.	10,514,552	Ps.	10,555,176

The Bank also records its loan portfolio by industry segment. The following industry segments comprised the most significant loan concentrations as of December 31, 2006 and 2005, respectively:

	December 31,
	2006	2005
Financial services industry	8.54%	3.13%
Public sector	25.27%	47.67%
Agriculture and livestock	8.96%	7.00%
Consumer	27.46%	17.84%
The Bank has granted loans to certain related parties including related officers and consolidated companies. Total loans outstanding as of December 31, 2006 and 2005, amounted to Ps. 13,426 and Ps. 44,673 respectively, and the change from December 31, 2005 to December 31, 2006, reflects payments amounting to Ps. 38,390 and advances of Ps. 7,117. Furthermore, there were CER adjustments and foreign exchange differences of Ps. 26 on the above-mentioned portfolio between those dates.
Such loans were made in the ordinary course of business at normal credit terms, including interest rates and collateral requirements, and, in management’s opinion, such loans represent normal credit risk.
7. Allowance for Loan Losses.
The activity in the allowance for loan losses for the fiscal years ended December 31, 2006, 2005 and 2004, was as follows:

	December 31,
	2006		2005		2004
Balance at beginning of year	Ps.	427,911	Ps.	632,619	Ps.	1,177,315
Provision charged to income		105,312		61,071		179,335
Prior allowances reverse		(32,492)		(96,240)		(210,284)
Inflation and foreign exchange effect and other adjustments		27,113		4,957		7,580
Loans charged off		(200,802)		(174,496)		(521,327)

Balance at end of year	Ps.	327,042	Ps.	427,911	Ps.	632,619

Certain loans, principally small loans, are charged directly to income and are not reflected in the activity in the allowance for loan losses. The “Loan loss provision” in the accompanying statements of income includes:

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)

	December 31,
	2006		2005		2004
Provisions charged to income	Ps.	105,312	Ps.	61,071	Ps.	179,335
Direct charge-offs		3,338		6,068		8,951
Other receivables losses		788		8,430		993
Financial leases		1,431		1,161		953

	Ps.	110,869	Ps.	76,730	Ps.	190,232

Prior year allowances that have been reversed in 2006, 2005 and 2004 in the amount of Ps. 32,492, Ps. 96,240 and Ps. 210,284 are included under the caption “Miscellaneous Income” in the accompanying income statement.
The Bank has entered into certain troubled debt restructuring agreements with customers. The Bank has eliminated any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses. Loans under such agreements amounted to Ps. 403,249, Ps. 478,667 and Ps. 231,855 as of December 31, 2006, 2005 and 2004, respectively.
8. Other Receivables Resulting from Financial Brokerage.
The composition of other receivables from financial brokerage, by type of guarantee, is as follows:

	December 31,
	2006		2005
Preferred guarantees, including deposits with The Argentine Central Bank (1)	Ps.	1,900,094	Ps.	137,379
Other guarantees		229		483
Unsecured (2)		3,563,554		6,059,761
Less: Allowance for doubtful accounts		(21,896)		(35,242)

	Ps.	5,441,981	Ps.	6,162,381

(1)	Includes Ps. 1,733,298 of restricted deposits at the Argentine Central Bank for the payment of the financial assistance received from such institution during the economic crisis of late 2001 and early 2002. (see Note 37)

(2) Includes: (i)	Ps. 401,335 and Ps. 4,154,989 as of December 31, 2006 and 2005, of “Compensation to be received from the National Government”.
(ii) Ps. 837,276 and Ps. 279,033 of repurchase agreements of Boden 2012 Bonds as of December 31, 2006 and 2005, respectively.

(iii) Ps. 1,293,377 and Ps. 990,359 of financial trust participation certificates as of December 31, 2006 and 2005, respectively.
As of December 31, 2006 and 2005, the Company did not have any outstanding forward contracts.
The breakdown of the caption “other” included in the balance sheet was as follows:

	December 31,
	2006		2005
Mutual funds	Ps.	32,190	Ps.	33.402
Galtrust I		571,582		536,509
Other financial trust participation certificates		721,795		453,850
Accrued commissions		8,992		14,818
Others		235,654		318,478

	Ps.	1,570,213	Ps.	1,357,057

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
9. Equity Investments.
Equity investments in other companies consisted of the following as of the respective balance sheet dates:

	December 31,
	2006		2005
In Financial Institutions, complementary and authorized activities
Banelco S.A.	Ps.	7,868	Ps.	7,219
Visa Argentina S.A.		951		951
Mercado de Valores de Buenos Aires S.A.		8,050		8,190
Banco Latinoamericano de Exportaciones S.A.		1,522		1,572
Others		2,362		2,288

Total equity investments in Financial Institutions, complementary and authorized activities	Ps.	20,753	Ps.	20,220

In Non-financial Institutions
Aguas Argentinas S.A.	Ps.	23,370	Ps.	23,370
Inversora Diamante S.A.(*)		—		12,944
Inversora Nihuiles S.A.(*)		—		15,750
Electrigal S.A.		5,455		5,455
Aguas Provinciales de Santa Fe S.A.		10,771		10,771
A.E.C. S.A.		6,139		6,139
Aguas Cordobesas S.A.		8,911		8,911
Tradecom International N.V.		—		6,683
Other		5,043		6,181

Total equity investments in non-financial institutions	Ps.	59,689	Ps.	96,204

Allowances	Ps.	(44,867)	Ps.	(31,304)

Total Equity investments	Ps.	35,575	Ps.	85,120

(*)	On October 18, 2006, the Bank sold to third parties the shares of Inversora Diamante S.A. and Inversora Nihuiles S.A. for Ps. 12,966 and Ps. 15,777, respectively.
10. Fixed Assets and Intangible Assets.
The major categories of Grupo Galicia’s premises and equipment and accumulated depreciation, as of December 31, 2006 and 2005, were as follows:

	December 31,
	2006		2005
Land and buildings	Ps.	568,330	Ps.	558,317
Furniture and fixtures		140,734		132,874
Machinery and equipment		225,327		213,056
Vehicles		1,008		507
Others		6,684		6,424
Accumulated depreciation		(451,793)		(426,980)

	Ps.	490,290	Ps.	484,198

Depreciation expenses for the fiscal years ended December 31, 2006, 2005 and 2004, was Ps. 37,095, Ps. 36,450 and Ps. 38,091, respectively.
The major categories of intangible assets as of December 31, 2006 and 2005, were as follows:

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)

	December 31,
	2006		2005
Goodwill, net of accumulated amortization of Ps. 187,189 and Ps. 174,884, respectively	Ps.	65,165	Ps.	85,003
Organization and development expenses, net of accumulated amortization of Ps. 139,247 and Ps. 187,064 respectively		70,410		57,580
Legal actions related to the payment of deposits (“amparo claims”), net of accumulated amortization of Ps. 321,169 and Ps. 321,169, respectively (see Note 2.9)		367,221		347,777

	Ps.	502,796	Ps.	490,360

Total amortization expenses for the fiscal years ended December 31, 2006, 2005 and 2004, was Ps. 55,382, Ps. 182,713 and Ps. 193,744, respectively.
Organization and development expenses included software and the related implementation services purchased from third parties, with a net book value of Ps. 52,166 and Ps. 48,178 at December 31, 2006 and 2005, respectively.
The table below shows the components of goodwill by type of activity and reportable segment (see note 34) for the periods presented.

	December 31,
	2006		2005
Investment — Other Grupo Business	Ps.	—	Ps.	684
Banking- Head Office		45,192		54,706
Regional Credit Card companies		19,973		29,613

	Ps.	65,165	Ps.	85,003

11. Miscellaneous Assets.
Miscellaneous assets consisted of the following as of December 31, 2006 and 2005:

	December 31,
	2006		2005
Construction in progress	Ps.	161,279	Ps.	114,652
Deposits on fixed asset purchases		30,110		5,546
Stationery and supplies		5,304		3,170
Real estate held for sale		14,311		16,328
Others		60,103		59,456

	Ps.	271,107	Ps.	199,152

12. Allowances and Provisions.
Allowances on other assets and reserves for contingencies were as follows:

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)

	December 31,
	2006		2005
Allowances against asset accounts:
Government and corporate securities	Ps.	357	Ps.	353
Other receivables resulting from financial brokerage, for collection risk (a)		21,896		35,242
Assets under financial leases (a)		2,428		2,521
Equity investments in other companies (b)		44,867		31,304
Miscellaneous receivables, for collection risk (a)		74,472		77,626

Reserves for contingencies:
For severance payments (c)		2,718		1,648
Litigations (d)		22.202		37,218
Related to commitments undertaken with public services companies (e)		—		13,000
Other contingencies		131,063		176,829
Sundry liabilities arising from credit card activities (f)		25,777		16,909
Other commitments (g)		1,167		8,747

Total reserves for contingencies	Ps.	182,927	Ps.	254,351

(a)	Based upon an assessment of debtors’ performance, the economic and financial situation and the guarantees collateralizing their respective transactions.

(b)	Includes the estimated losses due to the excess of the cost plus dividend method over the equity method in non-majority owned equity investments.

(c)	Estimated amounts payable under labor lawsuits filed against the Bank by former employees.

(d)	Litigation arising from different types of claims from customers (e.g., claims for thefts from safe deposit boxes, the cashing of checks that have been fraudulently altered, discrepancies in deposits and payments services that the Bank renders, etc).

(e)	See Note 3 – Restricted Assets.

(f)	Reserves for rewards to be given under a credit-card reward program, for a guarantee of credit-card receivables and for the estimated liability for the insurance of the payment of credit-card balances in the event of the death of the credit-card holder.
At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP) and the Revenue Board of the Province of Córdoba are in the process of conducting an audit. Such agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.’s subsidiaries. The amount claimed on a firm basis totals Ps. 22,611 approximately. Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.
Therefore, the companies are taking the corresponding administrative and legal measures in order to solve such issues. However, since the final outcomes of these measures cannot be foreseen, provisions have been set up to cover such contingencies.
(g) Represents contingent commitments in connection with customers classified in categories other than the “normal” categories under Argentine Banking GAAP.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
13. Other Liabilities Resulting from Financial Brokerage- Argentine Central Bank.
The Bank has borrowed funds under various credit facilities obtained from the Argentine Central Bank for specific purposes as described below:

	December 31,
	2006		2005
Description
Contractual Long-term liabilities:
Advance for the acquisition of national government bonds in U.S. Dollars (1)	Ps.	307,998	Ps.	3,057,572
Argentine Central Bank’s financial assistance (2)		2,681,673		5,299,994

Total long-term liabilities	Ps.	2,989,671	Ps.	8,357,566
Contractual Short-term liabilities:
Other Central Bank Obligations		423		319

Total short-term liabilities	Ps.	423	Ps.	319

Accrued interest (3)		35,883		254,024

	Ps.	3,025,977	Ps.	8,611,909

(1) See Note 31 “Compensation to financial institutions”.
(2) Accrued interest on the advance for the purchase of the Hedge Bond was Ps. 28,840 and Ps. 239,077 as of December 31, 2006 and 2005, respectively.
(3) At the end of fiscal year 2006, the Argentine Central Bank’s Financial Assistance had a contractual schedule maturing in 2009, but the Bank prepaid the Argentine Central Bank debt in the following tranches:

January 2007		1,762,671
February 2007		29,335
March 2007		889,667

	Ps.	2,681,673

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
14.	Other Liabilities Resulting from Financial Brokerage- Banks and International Entities, and Loans from Domestic Financial Institutions.
The Bank also borrows funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

	December 31,
	2006		2005
Description
Bank and International Entities
Contractual long-term Liabilities
Floating Rate Bank Loans 2010 (i)	Ps.	124,986	Ps.	140,720
Floating Rate Bank Loans 2014 (ii)		249,896		261,877
Commodity Credit Corp (C.C.C) 2014 (iii)		290,793		286,779
Floating Rate Bank Loans 2019 (iv)		40,368		37,903
Internacional Finance Corp. (I.F.C.)		79,237		—
New York Branch		9,932		19,618
Other lines from foreign banks		3,668		15,158

Total long-term liabilities	Ps.	798,880	Ps.	762,055

Contractual short-term liabilities:
Other lines from foreign banks		45,383		—

Total short-term liabilities	Ps.	45,383	Ps.	—

Total Banks and International Entities	Ps.	844,263	Ps.	762,055

Domestic and Financial Institutions
Contractual long-term liabilities:
BICE (Banco de Inversión y Comercio Exterior)		37,135		70,056
Other lines from domestic banks		109,455		89,603

Total long-term liabilities	Ps.	146,590	Ps.	159,659

Contractual short-term liabilities:
Other lines from credit from domestic banks		134,465		60,763

Total short-term liabilities	Ps.	134,465	Ps.	60,763

Total Domestic and Financial Institutions	Ps.	281,055	Ps.	220,422

TOTAL	Ps.	1,125,318	Ps.	982,477

Accrued interest on the above liabilities in the amount of Ps. 26,895 and Ps. 20,996 as of December 31, 2006 and 2005, respectively, is included in “Others” under the caption “Other Liabilities Resulting from Financial Brokerage” in the accompanying balance sheet.
Loans for Ps. 37,135 from Banco de Inversión y Comercio Exterior (BICE) for financing investment projects, increasing the export capacity and financing the Global Multisectorial Credit Program carry interest at floating rates (Libor) for loans in dollars, with original maturity ranging between 4 years and 5 years, and adjusted by CER plus 4% for borrowing in pesos, with original maturities of 6 years.
Long-term debt of Ps. 908,335 corresponds mainly to: (a) debt issued as a result of the Bank’s foreign debt restructuring completed in May 2004 for Ps. 706,043, (b) restructured New York branch’s debt for Ps. 9,932, (c) debt with domestic banks for Ps. 109,455 of the regional credit-card companies and (d) a line of credit from the IFC for Ps. 79,237, for financing investment projects.
As part of its debt restructuring, the Bank exchanged its original loans to the CII, IFC, FMO and other foreign banks for the following obligations:

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
(i)	Ps. 124,986 of Libor plus 350 basis points loans due in 2010 with 8 biannual payments, starting July 1st., 2006.

(ii)	Ps. 249,896 of Libor plus 85 basis points loans due in 2014 with biannual payments starting January 1, 2010.

(iii)	Ps. 290,793 of fixed rate step-up loans due in 2014 with biannual payments, starting in July 1, 2010. The interest rate will increase 100 basis points annually starting with 3% in 2004, through 7% in 2008 and thereafter:

(iv)	Ps. 40,368 of Libor plus 578 basis points loans due in 2019 with a bullet payment.
As of December 31, 2006, maturities of the above long-term loans for each of the following five fiscal years and thereafter were as follows:

Contractual long-term Liabilities
2007		212,954
2008		84,691
2009		40,381
2010		143,777
2011		120,153
Thereafter		343,514

	Ps.	945,470

As of December 31, 2006, the Bank had available lines of credit with the IFC for approximately U$S 15.0 million.
15. Other Liabilities Resulting from Financial Brokerage — Negotiable Obligations.
The amounts outstanding and the terms corresponding to outstanding negotiable obligations at the dates indicated were as follows:

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)

		Annual	December 31,
Negotiable Obligations (1)	Maturity	Interest Rate	2006		2005
Contractual Long-term liabilities:
9% Notes Due 2003(*)	2003	9.00%		13,488		19,356
(Semi-annual interest, principal payable at maturity)
4th Series Floating Rate Notes Due 2005	2005	4.00%		—		2,695
(Semi-annual interest, principal payable every six months)
6th Series 7.875% Notes Due 2007	2007	7.88%		74,318		146,795
(Semi-annual interest, principal payable at maturity)
7th Series Floating Rate Notes Due 2007 – Libor + 400 BP	2007	9.51%		44,161		87,229
(Semi-annual interest, principal payable at maturity)
Tarjeta Naranja Class I	2007	CER+1.68%		40,781		40,781
(Quarterly interest, principal payable in June 2007, September 2007 and December 2007)
Banco Galicia – Note 2010 – Libor +350 BP	2010	9.14%		941,990		1,059,917
(Semi-annual interest)
Banco Galicia Uruguay S.A. Unsubordinated (restructured deposits)	Between 2007 and	Between 2% and
(Annual interest, principal payable every year)	2011	7%		157,675		172,935
Banco Galicia – Note 2014	2014	5.00%		1,083,821		1,391,707
(Semi – annual interest)
Banco Galicia – Subordinated Note 2019	2019	11.00%		777,617		431,024
(Semi-annual interest, principal payable at maturity)
Tarjeta Naranja Class II	2008	17.00%		80,150		—
(Interest fixed, semi-annual interest- principal payable every six months)
Tarjeta Naranja Class IV	2011	15.50%		307,900		—
(Interest fixed, semi-annual interest- principal payable every six months)

Total long-term liabilities			Ps.	3,521,901	Ps.	3,352,439

Contractual Short-term liabilities:

Tarjeta Cuyanas S.A. Class XVII (Fixed Interest, principal payable at maturity)	2007	12.46%		34,613		—
Tarjeta Naranja Class III (Interest fixed, principal payable at maturity)	2007	7.00%		30,519		—
Tarjeta Naranja Class II (Semi-annual interest, principal payable at maturity)	2006	11.00%		—		41,433
Tarjeta Naranja Class III (Bimonthly interest, principal payable in July 2006, September 2006 and November 2006)	2006	CER + 1.75%		—		41,020
Tarjeta Naranja Class IV (Semi-annual interest, principal payable at maturity)	2006	6.50%		—		27,034
Tarjeta Cuyanas S.A. Class XVI (Quarterly Interest, principal payable at maturity)	2006	CER + 1.50%		—		21,532

Total short-term liabilities				65,132		131,019

			Ps.	3,587,033	Ps.	3,483,458

(1)	Only principal, except for Subordinated Obligations which include accrued interest for Ps. 39,435.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
As of December 31, 2006, interest and principal on all of the above debt securities were payable in U.S. dollars except for Tarjeta Naranja’s Class I, II and III Notes and Tarjetas Cuyanas’ Class XVII Notes, which were payable in Pesos.
Accrued interest on the above liabilities for Ps. 88,978 and Ps. 86,171 as of December 31, 2006 and 2005, respectively, was included in “Other” under the caption “Other Liabilities Resulting from Financial Brokerage “ in the accompanying balance sheet.
As of December 31, 2006, Long-term Negotiable Obligations were as follows:
(i)	Ps. 74,318 of fixed-rate debt and Ps. 44,161 of floating-rate debt, corresponding to the Bank’s former New York branch’s restructured debt

(ii)	Ps. 13,488 of past due debt corresponding to “9% notes due 2003” (*)

(iii)	Ps. 157,675 negotiable obligations issued by Galicia Uruguay to restructure deposits, due 2008 and 2011

(iv)	Ps. 941,990 and Ps. 1,083,091 of restructured foreign debt of the Bank, corresponding to 2010 Notes and 2014 Notes, respectively

(v)	Ps. 777,617 of debt issued as subordinated negotiable obligations, due 2019, corresponding to the restructured foreign debt of the Bank

(vi)	Ps. 40,781, Ps. 80,150 and Ps. 307,900 of Tarjeta Naranja S.A.’s negotiable obligations, due 2007, 2008 and 2011, respectively
The obligations assumed under conditions of above items (iv) and (v), corresponded to exchanged debt from international entities (IFC, IIC and FMO), with original range of interest rates between 3.25% and 5.56%, and maturities between 2002 and 2009, and holders of prior issues, with interest rates between 4% and 9%.
Long-term negotiable obligations as of December 31, 2006 mature as follows:

Past due (*)		13,488
2007		495,088
2008		413,153
2009		379,901
2010		486,180
2011		354,351
Thereafter		1,379,740

Total	Ps.	3,521,901

(*)	Corresponds to past due debt not yet restructured.
16. Directors’ and Syndics’ Fees.
The breakdown of the caption “Directors’ and Syndics’ Fees” in the income statement was as follows:

	December 31,
	2006		2005		2004
Grupo Galicia directors’ fees	Ps.	279	Ps.	210	Ps.	80
Grupo Galicia syndics’ fees		423		454		169
Banco Galicia directors’ fees		426		390		260
Banco Galicia syndics’ fees		605		550		425
Subsidiary companies directors’ and syndics’ fees		4,256		4,189		3,106

	Ps.	5,989	Ps.	5,793	Ps.	4,040

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
As of December 31, 2005, the Other Income and Expenses caption included a one-time charge of Ps. 12,000, in recognition of the efforts of Banco Galicia’s Board of Directors during the period between July 2001 and December 2004.
17. Contributions to the Bank Employees’ Social Services Institute (the “ISSB”).
The 2% contribution on interest and fees received by banks established by Section 17, paragraph f), of Law No. 19,322, was reduced to 1% beginning July 1, 1996, and beginning July 1, 1997, it was finally eliminated by Decrees No. 263/96 and 915/96. In addition, Decree No. 336/98 dated March 26, 1998, of the National Executive Branch, confirmed the elimination of the Bank Employees’ Social Services Institute (I.S.S.B.) and the creation of a new institution called Bank Employees’ Health Care System (O.S.B.A.), which was not the successor of the I.S.S.B.
In April 1998, O.S.B.A. filed a final claim against the Bank claiming to be the successor of the I.S.S.B.; in response to this, the Bank brought legal action calling for a stay before the Federal Court of First Instance on Social Security Matters No. 5, requesting that a resolution be issued stating that this contribution had been repealed, and that O.S.B.A. was not the successor of the I.S.S.B.. Also, it requested a preliminary injunction, which was granted, which prevented O.S.B.A. from bringing legal action or making verifications on the grounds of Section 17, clause f) of Law No. 19,322 until a final judgment is issued. The preliminary injunction was confirmed. The lower and upper courts rendered a judgment stating that O.S.B.A. was not the successor of I.S.S.B. and that, therefore, it was not entitled to claim or collect said contribution. This is a final judgment and has already been confirmed.
In addition, O.S.B.A. has brought a declaratory action before the federal administrative litigation jurisdiction against all institutions in the financial system, claiming annulment of the decrees that eliminated the contribution to said institution. Considering that a risk exists as to the interpretations that courts may make of this dispute, the Bank has agreed to seek an agreement on those disputed or doubtful rights, without this involving any recognition of rights, but involving O.S.B.A.’s abandonment of the abovementioned legal action and of any other judicial and/or administrative action, whether filed or to be filed in the future, in connection with this issue.
This agreement has been approved by the Federal Court of First Instance on Administrative Litigation No. 4 in the case identified above, which represents a limitation of the potential risk an unfavourable resolution would entail.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
18. Balances in Foreign Currency.
     The balances of assets and liabilities denominated in foreign currencies (principally in U.S. dollars) were as follows:

	December 31,
	2006		2005
Assets:
Cash and due from banks	Ps.	932,081	Ps.	514,267
Government and corporate securities		2,635,633		657,708
Loans		1,753,911		1,038,424
Other receivables resulting from financial brokerage		1,327,009		4,504,840
Equity investments in other companies		3,099		4,823
Miscellaneous receivables		169,530		74,825
Bank premises and equipment		10,998		11,362
Intangible assets		907		898
Miscellaneous assets		40		39
In process items		13		239
Other assets		242		—

Total	Ps.	6,833,463	Ps.	6,807,425

Liabilities:
Deposits	Ps.	1,523,622	Ps.	1,309,353
Other liabilities resulting from financial brokerage		4,374,748		4,439,786
Sundry liabilities		15,776		12,662
Subordinated Negotiable Obligations		777,617		431,024
Provisions		841		831
In process items		128		3,219
Other Liabilities		90		—

Total	Ps.	6,692,822	Ps.	6,196,875

19. Transactions with Related Parties.
Grupo Galicia entered into certain transactions with subsidiaries and equity-method investees during the fiscal years ended December 31, 2006, 2005 and 2004, with the following revenues and expenses:

	December 31,
	2006		2005		2004
Revenues recognized (*)	Ps.	22,399	Ps.	32,342	Ps.	34,162
Expenses incurred		1,762		1,078		959

(*)	Interests and adjustments from time deposits of Banco Galicia Ps. 622 as of December 31, 2005, interests from negotiable obligations of Banco Galicia Ps. 21,302 and Ps. 30,898 as of December 31, 2006 and 2005, respectively, and interest from negotiable obligations of Galicia Uruguay Ps. 16 as of December 31, 2006.
Additionally, the Group, in accordance with the resolution of its Shareholders’ Meeting held on April 22, 2004, has provisioned and paid the personal assets tax of the Group’s shareholders for fiscal year 2006, 2005 and 2004, which amounted to Ps. 3,623, Ps. 3,669 and Ps. 3,674, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
20. Breakdown of Captions Included in the Income Statement.

	December 31,
	2006		2005		2004
Financial Income
Interest on other receivables resulting from financial brokerage:
Interest on purchased certificates of deposits		3,667		4,367		3,006
Compensatory Bond		150,737		133,446		69,541
Additional interest on current accounts and special accounts with the Argentine Central Bank		14,811		16,453		6,816
Other		2,663		11,629		10,654

	Ps.	171,878	Ps.	165,895	Ps.	90,017

Other
Difference in quotation of gold and foreign currency transactions		76,166		58,734		51,426
Premiums on foreign currency transactions		3,548		3,865		—
Interest on pre-export and export financing		34,669		21,501		12,514
Result from other credits by financial brokerage		—		—		62,876
Other		34,477		15,126		5,285

	Ps.	148,860	Ps.	99,226	Ps.	132,101

Financial Expenses

Interest on other liabilities resulting from financial brokerage:
Discounts on negotiable obligations		—		102		352
Interest on negotiable obligations		225,903		182,394		38,956
Interest on other liabilities resulting from financial brokerage from other banks and international entities		100,559		86,780		133,250

	Ps.	326,462	Ps.	269,276	Ps.	172,558

Other interest:
Interest on Argentine Central Bank loans		109,459		193,426		—
Interests on financial assistance		—		—		199,079
CER adjustment on Argentine Central Bank advances		69,156		79,124		56,582
Other		96,894		61,848		67,584

	Ps.	275,509	Ps.	334,398	Ps.	323,245

Other:
Adjustment valuation public sector loans		122,261		—		—
Contributions to the deposit insurance system		15,771		12,059		15,176
Premiums on repo transactions		34,586		16,235		4,423
Contributions and taxes on financial income		52,865		36,700		33,656
Charge for impairment of loans		—		—		3,720
Other		2,754		4,019		169

	Ps.	228,237	Ps.	69,013	Ps.	57,144

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)

	December 31,
	2006		2005		2004
Income from services
Other Commissions on credit cards		279,598		198,086		167,831
Safety rental		10,007		7,928		6,230
Insurance premiums		39,296		26,503		20,865
Other		39,092		36,589		28,632

	Ps.	367,993	Ps.	269,106	Ps.	223,558

Expenses for services
Other Gross revenue taxes	Ps.	36,671	Ps.	25,269	Ps.	23,960
Linked with credit cards		58,342		33,609		21,996
Other		5,278		9,187		5,904

	Ps.	100,291	Ps.	68,065	Ps.	51,860

Administrative expenses
Other operating expenses Rentals		28,032		21,036		17,141
Electricity and communications		41,104		31,115		27,082
Amortization of organization and development expenses		34,904		36,480		47,235
Depreciation of bank premises and equipment		37,095		36,450		38,091
Maintenance and repair expenses		31,979		27,905		24,929
Other operating expenses		43,902		34,237		25,505

	Ps.	217,016	Ps.	187,223	Ps.	179,983

Miscellaneous income
Other Interest on miscellaneous receivables		58,143		15,426		15,461
Premiums and commissions from insurance business		59,984		64,913		89,315
Other		33,049		30,722		29,572

	Ps.	151,176	Ps.	111,061	Ps.	134,348

Miscellaneous losses
Other Claims		1,288		1,303		1,270
Amortization of goodwill		20,478		24,574		25,499
Commissions and expenses on insurance business		53,074		54,476		78,511
Other		13,483		44,185		51,839

	Ps.	88,323	Ps.	124,538	Ps.	157,119

21. Income Taxes.
Income tax estimated for the fiscal years ended December 31, 2006, 2005 and 2004, amounted to Ps. 94,238, Ps. 19,302 and Ps. 43,818, respectively. The statutory income tax rate as of December 31, 2006, 2005 and 2004, was 35%. As of December 31, 2006, the Group had tax loss carryforwards in the approximate amount of Ps. 1,539,874 that may reduce future year’s taxable income for income tax purposes. Such tax loss carryforwards expire over the following five years.
As of December 31, 2006 and 2005, the consolidated Group’s MPIT available to credit against future income tax amounts to Ps. 218,884 and Ps. 170,989, respectively. Such MPIT expire over the following ten years.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
22. Shareholders’ Equity and Restrictions Imposed on the Distribution of Dividends.
The distribution of retained earnings in the form of dividends is governed by the Corporations Law and Resolution 368/01 of the CNV. These rules obligate Grupo Galicia to transfer 5% of its net income to a legal reserve until the reserve reaches an amount equal to 20% of the company’s capital stock.
In the case of Banco Galicia, Argentine Central Bank rules require 20% of the dividends shown in the income statement plus (less) prior year adjustments to be allocated to a legal reserve.
This proportion applies regardless of the ratio of the legal reserve to the capital stock. Should the legal reserve be used to absorb losses, dividends shall be distributed only if the value of the legal reserve exceeds 20% of the capital stock plus the capital adjustment.
The Argentine Central Bank modified the criteria for the distribution of dividends by financial institutions. According to the new rules, dividends can be distributed up to the positive amount resulting after deducting from retained earnings the reserves that may be legally and statutory required, as well as the following items: the difference between the book value and the market value of a financial institution’s portfolio of public sector assets, the amount of the asset representing the losses from lawsuits related to deposits and any adjustments required by the external auditors or the Argentine Central Bank to be recognized.
In addition, to be able to distribute dividends, a financial institution must comply with the capital adequacy rule, with the minimum capital requirement and the regulatory capital calculated with the purpose to determine its ability to distribute dividends, by deducting from its assets and retained earnings all the items mentioned in the paragraph above, as well as the asset recorded in connection with the MPIT and the amounts allocated to the repayment of long-term debt instruments computable as core capital.
In addition, in such calculation, a financial institution will not be able to compute the temporary reductions in the capital required to cover the exposure to the public sector and interest rate risk (governed by the alfa 1 and alfa 2 coefficients) that are currently in effect, as well as any other regulatory forbearance that the Argentine Central Bank may provide, affecting minimum capital requirements, computable regulatory capital or a financial institution’s capital adequacy, and the amount of profits that it wishes to distribute.
Dividend distribution will require the prior authorization of the Argentine Central Bank, which intervention will have the purpose of verifying that the aforementioned requirements have been fulfilled.
Loan agreements entered into by the Bank as part of its foreign debt restructuring limit the Bank’s ability to directly or indirectly declare or pay dividends, or make distributions in relation to shares of common stock, except for stock dividends or distributions. It was also established that such restriction will not apply to dividends paid to said entity by a consolidated subsidiary.
Notwithstanding this, those agreements contemplate that the Bank may directly or indirectly declare or pay dividends, and may permit its subsidiaries to do so, if: (i) no default or event of default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding senior debt were to be equal to or less than fifty percent (50%) of the amount of originally issued total senior debt; and (iii) the Bank were to repay two U.S. dollars (US$ 2) of long-term debt principal for each U.S. dollar (US$ 1) paid as dividends.
In turn, the shareholders of Tarjeta Naranja S.A., during the Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006, set forth the following policy for the distribution of dividends: a) to keep under retained earnings those retained earnings corresponding to fiscal years prior to 2005 and, therefore, not to distribute them as dividends, and b) to set the maximum limit for the distribution of

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
dividends at 25% of the realized and liquid profits of each fiscal year from and after fiscal year 2005. These restrictions shall remain in force as long as this company’s shareholder’s equity is below Ps. 300,000.
Also, Tarjeta Naranja S.A. agreed, pursuant to the terms and conditions of the Class II and IV Negotiable Obligations, not to distribute profits exceeding 50% of net income accrued during the fiscal year closest to the distribution date for which financial statements are available.
In addition, Tarjeta Naranja S.A. has entered into a credit agreement with certain financial institutions thereby committing not to distribute or pay dividends for an amount higher than 25% of retained earnings and not to make any distribution whatsoever if it fails to comply with any of its obligations therein.
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
As called for by Argentine Central Bank regulations, as of December 31, 2006 and 2005, the minimum capital requirements were as follows:

					Computable Capital as a %
	Minimum Capital.		Computable Capital.		of Minimum Capital.
December 31, 2006	Ps.	1,084,313	Ps.	1,861,559	171.68
December 31, 2005	Ps.	881,546	Ps.	1,885,211	213.85
Communiqué “A” 3911 and supplementary regulations state that, as of January 1, 2006, a financial institution’s total exposure to the non-financial public sector must not exceed 40% of its total assets and that, as of July 1, 2007, it must not exceed 35%.
According to said Communiqué, the Bank has presented a plan in order to comply with said rule, which has been approved by the Argentine Central Bank on February 28, 2006.
As of December 31, 2006, the Bank was in compliance with said plan.
Also, instances of non-compliance of the regulations on credit risk division and credit adjustment have been observed which, in turn, brought about an increase in the minimum capital requirement to cover credit risk.
24. Earnings per Share.
Earnings per share are based upon the weighted average of common shares outstanding of Grupo Galicia in the amount of 1,240,932 for the fiscal year ended December 31, 2006, 1,241,407 for the fiscal year ended December 31, 2005, and 1,185,227 for the fiscal year ended December 31, 2004.
Earnings (loss) per share for the fiscal years ended December 31, 2006, 2005 and 2004, were (0.015), 0.086 and (0.093), respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
As of December 31, 2006, 2005 and 2004, there were no convertible negotiable obligations outstanding and therefore for the purposes of calculating earnings per share Grupo Galicia had a simple capital structure.
25. Contribution to the Deposit Insurance System.
Law No. 24,485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.
The National Executive Branch through Decree No. 1127/98 dated September 24, 1998, extended this insurance system to demand deposits and time deposits of up to Ps. 30 denominated either in pesos and/or in foreign currency.
This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco Galicia, either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995, at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it. Also excluded are those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than the interest rate. This system has been implemented through the creation of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (SEDESA). The shareholders of SEDESA are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.
As of January 1, 2005, the Argentine Central Bank set this contribution in 0.015%.
As of December 31, 2006, 2005 and 2004, the standard contribution to the Deposits Insurance System amounted to Ps. 15,771, Ps. 12,059 and Ps. 15,176, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
26. Statements of Income and Balance Sheets.
The presentation of financial statements according to the Argentine Central Bank rules differs significantly from the format required by the Securities and Exchange Commission under Rules 210.9 to 210.9-07 of Regulation S-X (Article 9). The statements of income presented below discloses the categories required by Article 9 using Argentine Banking GAAP:

	December 31,
	2006		2005		2004
Interest income:
Interest and fees on loans (*)	Ps.	1,337,273	Ps.	1,377,432	Ps.	1,133,195
Interest and dividends on investment securities:
Tax-exempt		54,380		185,854		(5,008)
Interest on interest bearing deposits with other banks		874		68		44
Interest on other receivables from financial brokerage		272,635		261,488		133,150
Government securities and other trading gains (loss), net		258,098		491,404		(4,337)

Total interest income		1,923,260		2,316,246		1,257,044

Interest expense
Interest on deposits		440,784		266,759		143,533
Interest on securities sold under agreements to repurchase		34,586		16,235		4,423
Interest on short-term liabilities from financial intermediation		60,032		42,806		27,543
Interest on long-term liabilities from financial intermediation (*)		1,124,644		1,470,250		869,571

Total interest expense		1,660,046		1,796,050		1,045,070

Net interest income		263,214		520,196		211,974

Provision for loan losses Net		28,628		(54,512)		(130,651)

Net interest income /(expense) after provision for loan losses		234,586		574,708		342,625

(*)	Includes CER/CVS adjustments.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)

	December 31,
	2006		2005		2004
Non-interest income:
Service charges on deposit accounts	Ps.	125,687	Ps.	102,606	Ps.	80,364
Credit-card service charges and fees		316,324		253,688		225,654
Other commissions		435,109		325,988		250,134
Income from equity in other companies		—		6,662		2,990
Premiums and commissions on insurance business		59,984		64,913		91,776
Gain on Sale of Other Investment		93,575		—		—
Other		219,047		131,410		132,856

Total non-interest income	Ps.	1,249,726	Ps.	885,267	Ps.	783,774

Non-interest expense:
Commissions		144,240		90,720		65,351
Salaries and social security charges		415,406		330,428		241,980
Fees and external administrative services		102,799		82,910		62,127
Depreciation of bank premises and equipment		37,095		36,450		38,091
Personnel services		46,622		30,018		27,037
Rentals		28,032		21,036		17,141
Electricity and communications		41,104		31,115		27,082
Advertising and publicity		84,507		68,132		37,796
Taxes		158,352		113,005		113,754
Amortization of organization and development expenses		34,904		36,480		47,235
Loss from equity in other companies		14,362		—		—
Maintenance and repair expenses		31,979		27,905		24,929
Minority interest		19,016		34,609		14,302
Commissions and expenses on insurance business		53,072		60,903		80,939
Amortization of “Amparo claims”		—		122,279		121,010
Other Provisions and reserves		62,424		99,754		134,135
Other		135,074		147,691		139,543

Total non-interest expense	Ps.	1,408,988	Ps.	1,333,435	Ps.	1,192,452

Income / (loss) before tax expense		75,324		126,540		(66,053)
Income tax expense		(94,238)		(19,302)		(43,818)

Net (loss) / income	Ps.	(18,914)	Ps.	107,238	Ps.	(109,871)

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
Argentine Central Bank rules also require certain classifications of assets and liabilities, which are different from those required by Article 9. The following balance sheet presents Grupo Galicia’s balance sheet as of December 31, 2006 and 2005, as if they had followed Article 9 balance sheet disclosure requirements using Argentine Banking GAAP.

	December 31,
	2006		2005
Assets:
Cash and due from banks	Ps.	2,308,819	Ps.	1,045,735
Interest-bearing deposits in other banks		607,998		212,851
Federal funds sold and securities purchased under resale agreements or similar agreements		204,191		284,787
Trading account assets		208,188		789,985
Available for sale securities		5,993,795		6,605,532
Loans		10,186,582		11,067,481
Allowances for loan losses		(329,562)		(539,894)
Fixed assets		490,290		484,198
Compensatory and Hedge Bonds to be received		401,335		4,154,989
Other assets		3,798,049		1,750,235

Total assets	Ps.	23,869,685	Ps.	25,855,899

Liabilities and Shareholders’ Equity:
Deposits	Ps.	10,692,751	Ps.	8,370,590
Short-term borrowing		281,286		446,125
Other liabilities		3,480,026		2,380,839
Long-term debt		7,457,042		12,631,719
Commitments and contingent liabilities		182,927		254,351
Minority interest in Consolidated Subsidiaries		167,185		145,499
Common stock		1,241,407		1,241,407
Other shareholders’ equity		367,061		385,369

Total liabilities and shareholders’ equity	Ps.	23,869,685	Ps.	25,855,899

The carrying value and market value of each classification of available-for-sale securities in the Article 9 balance sheet were as follows.

	December 31, 2006						December 31, 2005
			Unrealized						Unrealized
	Carrying value		Gains/(Losses)		Market value		Carrying value		Gains/(Losses)		Market value
BODEN 2012 Bonds – Compensatory Bond and Hedge Bond		3,582,858		89,441		3,394,991		987,951		104,757		876,661
Fiscal Credit Certificate (1)		—		—		—		34,458		—		34,458
Bogar Bonds		426,851		168,908		397,660		3,823,299		1,531,789		3,366,792
GalTrust I		571,582		(7,443)		355,721		536,509		(74,673)		253,418
Discount Bonds		691,929		125,251		387,604		705,746		56,581		311,655
Other assets		720,575		(19,356)		678,612		517,569		(10,204)		507,365

TOTAL	Ps.	5,993,795	Ps.	356,801	Ps.	5,214,588	Ps.	6,605,532	Ps.	1,608,250	Ps.	5,350,349

(1)	These instruments can be used to repay taxes, including the value-added tax

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
The maturities as of December 31, 2006, of the available-for-sale government securities and the GalTrust I and other assets included in the Article 9 balance sheet were as follows:

	December 31, 2006
				Maturing after 1	Maturing after
			Maturing within	year but within	5 years but within	Maturing after
	Carrying Value		1 year	5 years	10 years	10 years
Boden 2012 Bonds – Compensatory Bond and Hedge Bond		3,582,858	597,143	2,388,572	597,143	—
Bogar Bonds		426,851	22,466	110,457	228,964	64,964
GalTrust I		571,582	—	63	414,954	156,565
Discount Bonds		691,929	—	—	—	691,929
Other assets		720,575	323,876	353,479	37,753	5,467

TOTAL	Ps.	5,993,795	943,485	2,852,571	1,278,814	918,925

27. Operations by Geographical Segment.
The main financial information, classified by country where transactions originate, is shown below. Most of the transactions originated in the Republic of Uruguay were with Argentine citizens and enterprises, and were denominated in U.S. dollars. Transactions between different geographical segments have been eliminated for the purposes of this Note.

	December 31,
	2006		2005		2004
Total revenues:(*)
Republic of Argentina	Ps.	3,315,964	Ps.	3,196,626	Ps.	2,313,069
Republic of Uruguay		82,194		136,240		119,812
Grand Cayman Island		—		1,009		2,362
Net income (loss), net of monetary effects allocable to each country:
Republic of Argentina		(64,399)		4,639		(76,207)
Republic of Uruguay		45,485		99,804		(33,953)
Grand Cayman Island		—		2,795		289
Total assets:
Republic of Argentina		23,093,931		25,035,273		22,927,642
Republic of Uruguay		540,244		584,189		707,252
Grand Cayman Island		—		16,262		15,660
Fixed assets
Republic of Argentina		479,184		472,832		477,227
Republic of Uruguay		11,106		11,366		11,955
Miscellaneous assets
Republic of Argentina		271,067		199,113		159,994
Republic of Uruguay		40		39		39
Goodwill
Republic of Argentina		65,165		85,003		115,080
Other intangible assets
Republic of Argentina		436,724		404,459		522,924
Republic of Uruguay		907		898		—
Geographical segment assets as a percentage of total assets
Republic of Argentina		97,71%		97.66%		96.94%
Republic of Uruguay		2,29%		2.28%		2.99%
Grand Cayman Island		—		0.06%		0.07%

(*)	The caption Revenues include financial income, income from services and miscellaneous income.
28. Financial Instruments with Off-Balance Sheet Risk.
The Bank has been party to financial instruments with off-balance sheet risk in the normal course of its business in order to meet the financing needs of its customers. These instruments expose the Bank to credit risk above and beyond the amounts recorded in the consolidated balance sheets. These financial instruments include commitments to extend credit, standby letters of credit, guarantees granted and acceptances.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
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
A summary of the credit exposure related to these items is shown below:

	December 31,
	2006		2005
Commitments to extend credit	Ps.	624,847	Ps.	397,714
Standby letters of credit		129,021		54,299
Guarantees granted		123,790		223,055
Acceptances		35,353		23,938
Commitments to extend credit are agreements to lend to a customer at a future date, subject to the meeting of the contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent actual future cash requirements of the Bank. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. In addition to the above commitments, as of December 31, 2006 and 2005, the available purchase limits for credit card holders amounted to Ps. 8,316,269 and Ps. 5,140,826, respectively.
Standby letters of credit and guarantees granted are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.
Acceptances are conditional commitments for foreign trade transactions.
The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Bank may require counter-guarantees. These financial customer guarantees are classified by type, as follows:

	December 31,
	2006		2005
Preferred counter-guarantees	Ps.	32,783	Ps.	32,788
Other counter-guarantees		21,599		15,658
The Bank accounts for checks drawn on it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time when the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process were as follows:

	December 31,
	2006		2005
Checks drawn on the Bank	Ps.	162,986	Ps.	110,211
Checks drawn on the other Bank		187,358		193,267
Bills and other items for collection		1,184,353		896,801

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
As of December 31, 2006 and 2005, the trusts’ funds amounted to Ps. 714,954 and Ps. 144,613, respectively.
In addition, the Bank had securities in custody which as of December 31, 2006 and 2005, amounted to Ps. 6,109,324 and Ps. 5,522,535, respectively.
As part of the Argentine Government debt restructuring that occurred in 2005, the Bank received in exchange for its holdings of “Medium-Term External Notes”, Discount Bonds with a detachable derivative financial instrument from which payment amounts are derived from the growth of the Gross Domestic Product (“GDP-Linked Units”). In November 2005, the GDP-Linked Units started trading separately from the Discount Bonds.
29. Derivative Financial Instruments.
As of December 31, 2006 and 2005, the options bought and sold were recorded at their exercise price in memorandum accounts. The premiums collected and/or paid have been accrued on a straight-line basis over the life of the contract.

	Memorandum Accounts				Fair Value
	December 31,				December 31,
	2006		2005		2006		2005
Option contracts:
Written put options (1)	Ps.	175,923	Ps.	184,801	Ps.	2,592	Ps.	7,977

(1)	As established by Section 4, subsection a and Section 6 of Decree 1836/02 and Argentine Central Bank Communiqué “A” 3828, in connection with the second exchange offered by the government to exchange restructured deposits for government bonds, the Bank granted an option to sell coupons to the holders of restructured deposits certificates who had opted to receive Boden 2013 Bonds, Boden 2006 Bonds and Boden 2012 Bonds in exchange for their certificates.
The exercise price will be equal to that resulting from converting to pesos the face value of each coupon in U.S. dollars at a rate of Ps.1.40 per U.S. dollar adjusted by applying the CER, which arises from comparing the index at February 3, 2002 to that corresponding to the due date of the coupon. That value shall in no case exceed the principal and interest amounts in pesos resulting from applying the face value of the coupon in U.S. dollars at the buying exchange rate quoted by Banco de la Nación Argentina (Banco Nación) on the payment date of that coupon.
The Mercado Abierto Electrónico (MAE) and the Mercado a Término de Rosario (ROFEX) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, the Bank being one of them.
The general settlement method for these transactions does not require delivery of the traded underlying asset. Rather, settlement is carried on a daily basis for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.
Currently, admitted transactions are the forward purchase and sale of U.S. dollars.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
US dollars forward purchases are recorded under “Memorandum Accounts – Debit –Derivatives – Forward Purchases of Foreign Currency to be Settled in Pesos,” totaling Ps. 475,338 and 12,125 as of December 31, 2006 and 2005, respectively. US dollars forward sales are recorded under “Memorandum Accounts – Credit – Derivatives – Forward Sales of Foreign Currency to be Settled in Pesos,” totaling Ps. 148,866 and Ps. 260,448 as of December 31, 2006 and 2005, respectively.
Said transactions are recorded for the notional value traded.
Balances pending settlement are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be. As of December 31, 2006, said balances amounted to Ps. 30,964 and Ps. 31,635, respectively, while as of December 31, 2005, they amounted to Ps. 709 and Ps. 418, respectively.
30. Disclosure about Fair Value of Financial Instruments.
Financial Accounting Standards No. 107 (“SFAS”) “Disclosures about Fair Value of Financial Instruments” requires disclosures of estimates of fair value of financial instruments. These estimates were made at the end of December 2006 and 2005. Because many of the Bank’s financial instruments do not have a ready trading market from which to determine fair value, the disclosures are based upon estimates regarding economic and current market conditions and risk characteristics. Such estimates are subjective and involve matters of judgment and, therefore, are not precise and may not be reasonably comparable to estimates of fair value for similar instruments made by other financial institutions.
The estimated fair values do not include the value of assets and liabilities not considered financial instruments.
In order to determine the fair value, cash flows were discounted for each category or group of loans having similar characteristics, based on credit risk, guarantees and/or maturities, using rates offered for similar loans by the Bank as of December 31, 2006 and 2005, respectively.

	2006				2005
	Book Value		Fair Value		Book Value		Fair Value
Derivative activities: (see Note 29)
Liabilities	Ps.	175,923	Ps.	2,592	Ps.	184,801	Ps.	7,977

Non derivative activities:
Assets:
Cash and due from banks (1)	Ps.	2,294,849	Ps.	2,294,849	Ps.	1,041,158	Ps.	1,041,158
Government securities (2)
Trading		147,729		146,362		725,343		725,345
Without quotation Securities		431,753		402,562		4,591,071		3,750,597
Investment		2,608,827		2,473,029		650,924		577,599
Loans (3)		10,514,552		10,322,756		10,555,176		9,717,621
Compensatory and Hedge Bond to be received (4)		401,335		386,890		4.154.989		3,792,416
Others (5)		5,305,353		4,744,340		2,113,060		1,774,363

Liabilities:
Deposits (6)	Ps.	10,779,369	Ps.	10,754,230	Ps.	8,421,660	Ps.	8,368,522
Other liabilities resulting from financial Intermediation:
Argentine Central Bank (7)		3,025,977		2,741,104		8,850,986		7,675,211
Banks and international entities and Loans from Domestic Financial Institutions (8) and Negotiable obligations (9)		4,834,673		4,814,875		4,580,435		4,120,395

Others (10)		2,741,920		2,734,267		1,413,316		1,403,830

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
The following is a description of the estimating techniques applied:
(1) Cash and due from banks: By definition, cash and due from banks are short-term and do not possess credit loss risk. The carrying values as of December 31, 2006 and 2005, are a reasonable estimate of fair value.
(2) Government securities: Government securities held for trading purposes are carried at fair value. Holdings of investment account securities correspond to the Compensatory Bond and the Hedge Bond received (Boden 2012 Bonds) related to the compensation to financial institutions, which fair value corresponds to the Boden 2012 Bonds’ quoted market value. Unlisted securities include Bogar Bonds and Discount Bonds. In order to estimate their fair value, the Bank used quoted market values.
(3) Loans: In order to determine the fair value of Loans – Private Sector, the portfolio was segregated by loan type, repricing characteristics and credit quality. For performing loans, contractual cash flows of loans were discounted at estimated market rates. For non-performing loans, expected cash flows were discounted using an estimated rate considering the time of collection. The value of collateral was considered in the estimation of cash flows.
In order to determine the fair value of Secured Loans, the portfolio was considered at amortized cost, which is the fair value at the date of exchange (December 2001).
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
(7) Argentine Central Bank: As of December 31, 2006 and 2005, “Argentine Central Bank” included the advance from the Argentine Central Bank for the acquisition of the Hedge Bond and long term loans for liquidity support granted to the Bank during the 2001-2002 crisis. The fair value for December 2006 and December 2005, was estimated based on the fair value of the Argentine Government portfolio that guarantees the debt.
(8) Banks and international entities and loans from domestic financial institutions: Includes credit lines borrowed under different credit arrangements from local and foreign banks and entities. Most of them were restructured as of May 2004. As of December 2006 and December 2005, the quoted market prices have been taken as a best estimate of their fair value and, when

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.
(9) Negotiable obligations: As of December 31, 2006, and December 31, 2005, the fair value of the negotiable obligations was determined based on quoted market prices and when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.
(10) Others: Includes other liabilities resulting from financial brokerage. Their fair value was estimated at the expected future cash discounted at the estimated rates at year-end.
31. Pending events derived from the system’s crisis in late 2001.
Deposits with the financial system – Legal actions requesting protection of Constitutional guarantees.
The Government through Decree No. 1570/2001, Law No 25561, Decree No. 214/02 and other concurrent regulations, established restrictions on money withdrawals from financial institutions and the conversion into pesos of all dollar deposits, at the exchange rate of Ps. 1.40 per US$ 1. In turn, these rules also established that financial institutions were to comply with their obligations by reimbursing pesos in the amounts resulting from this conversion, including the CER adjustment plus a 2% annual interest rate. As a result of the measures that established the pesification and restructuring of foreign-currency deposits, since December 2001, a significant number of claims have been filed against the Government and/or financial institutions, formally challenging the emergency regulations, particularly Decree No. 214/02 and supplementary provisions, and requesting prompt payment of deposits in their original currency. The emergency regulations have been declared unconstitutional by most lower and upper courts. As of December 31, 2006, the court orders received by the Bank requiring the reimbursement of deposits in foreign or Argentine currency, at the free-market exchange rate, amounted to Ps. 12,819 and US$ 644,513. In compliance with those court orders, as of the same date, the Bank paid the amounts of Ps. 1,163,872 and US$ 111,192 to reimburse deposits, in pesos and in foreign currency.
The difference between the amount paid as a result of the abovementioned court orders and the amount resulting from converting deposits at the Ps. 1.40 per U.S. dollar exchange rate, adjusted by the CER and interest accrued up to the payment date, totaled Ps. 688,390 and Ps. 668,946, as of December 31, 2006 and December 31, 2005, respectively, and they have been recorded as “Intangible Assets”. Residual value on said dates totaled Ps. 367,221, and Ps. 347,777.
The Bank has repeatedly reserved its right to make claims, at a suitable time, in view of the negative effect on its financial condition of the reimbursement of deposits originally denominated in dollars, pursuant to orders issued by the judicial branch, either in U.S. dollars or in pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not included by the Government in the calculation of the compensation to financial institutions. The method of accounting for such right as a deferred loss, set forth by Argentine Central Bank regulations, does not affect its existence or legitimacy. To such effect, the Bank has reserved all of the corresponding rights.
On December 30, 2003, the Bank formally requested from the Government, with copy to the Ministry of Economy (“MECON”) and to the Argentine Central Bank, to be compensated for the

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
losses incurred due to the asymmetric pesification and court decisions. The Bank has reserved its right to further extend such request in order to encompass losses made definitive by new final judgments.
On October 26, 2004, the Argentine Supreme Court ruled on the lawsuit entitled “Bustos, Alberto et al vs. National State”, a legal action requesting protection of constitutional guarantees, admitting the declaration of national emergency established by Law No. 25,561 and the constitutionality of Section 2 of Decree No. 214/02.
On December 27, 2006, the Argentine Supreme Court of Justice ruled on the case named “Massa c/ Estado Nacional and Bank Boston”, resolving that the defendant bank must fulfill its obligation to reimburse a dollar-denominated deposit subject to emergency regulations by paying the original amount deposited converted into pesos at an the exchange rate of Ps. 1.40 per U.S. dollar, adjusted by CER until the effective payment day, together with a 4% annual interest and computing amounts paid in order to comply with preliminary injunctions or other measures as payments on account.
On March 20, 2007, the Supreme Court ruled, in the case of “EMM S.R.L. c/ Tía S.A.”, that Decree No. 214/2002 does not apply to judicial deposits and that such deposits must be reimbursed to the depositors in their original currency.
Management continuously monitors and analyses the implications of such ruling to similarly situated cases.
It is worth mentioning that during the previous fiscal year, as well as in the current one, the number of legal actions filed by customers requesting the reimbursement of deposits in their original currency has decreased significantly, which has reduced the risk of this problem worsening in the future.
Claims due to foreign exchange differences arising from the repayment of financial assistance during foreign exchange market holidays in January 2002.
During December 2001, the Bank received financial assistance in pesos from the Argentine Central Bank to face a temporary liquidity shortage. This financial assistance was repaid by using the funds, in U.S. dollars, provided by the Bank Liquidity Fund (“BLF”), on January 2 and 4, 2002. On the day those funds were credited, the Argentine Central Bank had declared a foreign-exchange market holiday.
On January 06, 2002, before the market was reopened, Law No. 25561 was enacted, which repealed the convertibility system and established a new exchange rate of Ps. 1.40 per U.S. dollar.
During the foreign-exchange market holiday, as a result of the aforementioned regulations, no foreign currency could be traded.
As a result, the U.S. dollars funds credited by the BLF on January 2 and 4, 2002, remained in U.S. dollars until the reopening of the market.
On that date, and in accordance with the regulations in force, the U.S. dollar was sold at Ps. 1.40.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
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
Compensation to financial institutions.
Section 7 of Decree No. 214/02, provided for the issuance of a bond payable by the National Treasury to compensate for the imbalances created in the financial system by the devaluation of the peso and the asymmetric pesification of assets and liabilities.
In June 2002, Decree No. 905/02, in its Sections 28 and 29, established the methodology for calculating the amount of compensation, granting a Compensatory Bond to compensate for the losses that resulted from the asymmetric pesification of assets and liabilities and a Hedge Bond for the disruption in the currency peg after widespread pesification of part of the assets and liabilities portfolio.
After a thorough review process performed by the Argentine Central Bank, it was established that the final sum to be paid to the Bank for compensation amounted to US$ 2,178,030, of face value of Boden 2012 Bonds.
As of December 31, 2005, the Bank had received the total amount of the Compensatory Bond for US$ 906,277.46 of face value of Boden 2012 Bonds.
In December 2006, the Argentine Central Bank delivered to the Bank Boden 2012 Bonds for US$ 1,154,955 of face value, at their 75% residual value and US$ 406,775 in cash in connection with past due amortization and interest coupons, as partial compensation for the negative net position in foreign currency as of December 31, 2001, pursuant to the provisions of Decree No. 905/02 sections 28 and 29 (90.8% of the Hedge Bond).
The advance granted by the Argentine Central Bank pursuant to the provisions of section 29 subsection g) of said decree was settled in cash for Ps. 1,369,664 and through the application of the following assets granted as collateral: Bogar Bonds and Secured Loans for Ps. 1,111,641 of face value and Ps. 69 of face value, respectively.
The execution of the advance, under the conditions set forth in Resolution No. 237/06 of the Argentine Central Bank, released Bogar Bonds for Ps. 392,818 of face value, which had been granted as collateral for such advance. It is important to highlight that said Resolution did not contemplate the settlement of past due amortization and interest coupons through the application of assets granted as collateral. Therefore, such assets and the securities mentioned in the following paragraph, were valued pursuant to the “present value” criterion set forth by the Argentine Central Bank, thus originating a decrease in their book value of Ps. 109,086.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
On December 13, 2006, the Bank requested from the Argentine Central Bank an advance for the acquisition of the remainder of the Hedge Bond, that is Boden 2012 Bonds for US$ 116,797 of face value, and the simultaneous settlement of such liability on the date of execution, through the application of Ps. 163,516 of face value of Bogar Bonds granted as collateral.
As of December 31, 2006, the amount of the compensation pending receipt was recorded under “Other Receivables Resulting from Financial Brokerage – In Foreign Currency – Compensation to be Received from the National Government” for Ps. 401,335.
Situation of Banco Galicia Uruguay S.A. and Galicia (Cayman) Limited.
The financial crisis of late 2001 also affected the controlled companies Banco Galicia Uruguay and Galicia Cayman.
In December 2002, Banco Galicia Uruguay restructured its deposits with a high degree of participation by its depositors and subsequently implemented various voluntary exchanges of restructured deposits, which allowed it to significantly reduce such liabilities.
Within this process, during the previous fiscal year, the Argentine Central Bank authorized the transfer of Boden 2012 Bonds to Banco Galicia Uruguay for a face value of US$ 195,979. These were applied to the settlement of parties that had shown interest in participating in the new exchange offer.
Furthermore, in order to strengthen the financial condition of its subsidiaries, Grupo Galicia forgave the US$ 43,000 subordinated negotiable obligations issued by Banco Galicia Uruguay.
This debt forgiveness, along with the exchange of deposits, has meant an important improvement in Banco Galicia Uruguay’s financial condition, due to the reduction of its liabilities.
As of December 31, 2006, the principal amount of restructured liabilities (time deposits and negotiable obligations) amounted to Ps. 211,571, with the first four installments due September 2003, 2004, 2005 and 2006 and the negotiable obligations due December 2005 having been paid. Also, as of said date, the Bank’s shareholders’ equity amounted to Ps. 107,255. Expectations are that the cash payments to be collected for the assets of the Company (mainly credits) shall exceed, in all the payment periods of the arrangement with creditors, the liabilities resulting from the abovementioned agreement.
Also, Banco Galicia Uruguay S.A. has established a “Negotiable Obligations Issuance Program” for the amount of up to US$ 108,090, in order to convert privately issued negotiable obligations due in 2011 into public negotiable obligations and, also, offer holders of “Transferable time- deposit certificates” the possibility to exchange said certificates for the abovementioned negotiable obligations. On October 17, 2006, Series I Negotiable Obligations for an amount of US$ 48,467 were issued under the Program. Grupo Financiero Galicia S.A. subscribed said exchange for a face value of US$ 1,042.
In relation to Galicia (Cayman) Limited, even though it was in provisional liquidation, on February 2, 2006, as a consequence of the presentation made by the Administrators of the Restructuring Plan of Galicia Cayman, the Grand Court of the Cayman Islands declared the plan terminated, thus ending the involvement of such administrators in the company’s management, and returning the company to its legal authorities as of February 23, 2006.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
32. Preferred Liabilities of the former Banco Almafuerte Coop. Ltdo.
As a consequence of the dissolution of former Banco Almafuerte Coop. Ltdo., the Bank assumed certain preferred liabilities corresponding to five branches of said financial institution. As a counterpart, the Bank received a Class “A” Participation Certificate of the Nues Trust Fund and has been involved in the creation of a Special Fund. Both transactions were implemented pursuant to Resolution No. 659, dated November 27, 1998, adopted by the Board of Directors of the Argentine Central Bank within the framework of Section 35 bis, section II, clauses a) and b) of the Financial Institutions Law.
On June 30, 2006, the holders of Class “A” Participation Certificates of the Nues Trust, the Trustee and the contributors to the Special Fund subscribed a new agreement in order to achieve the total repayment of unpaid balances corresponding to Class “A” Participation Certificates and the subsequent liquidation of the Special Fund.
Pursuant to the provisions set forth in the abovementioned agreement, as of December 31, 2006, the Participation Certificate balance amounted to Ps. 42,006 and the Special Fund’s balance amounted to Ps. 315,742. At the end of the prior fiscal year, said balances amounted to Ps. 27,201 and Ps. 294,138, respectively.
As of December 31, 2006 the underlying assets of the Nues Trust and the Special Fund were invested in cash, securities issued by the Argentine Central Bank and secured loans amounting to Ps. 313,493, Ps. 102,350 and Ps. 404,478, respectively. The Bank held 25,898% of the total certificates of participation of the Nues Trust and 45% of the Special Fund.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
33. Financial Trusts.
During 2006 and 2005, the Bank entered into different securitizations that were accounted for as sales. The main characteristics of such trusts are described bellow,
a) Financial trusts created by Banco Galicia:

CONDITIONS	GALTRUST I	GALTRUST II	GALTRUST V	GALICIA
CREATION DATE	10/13/2000	12/17/2001	12/17/2001	04/16/2002

MATURITY DATE	10/10/2015	12/10/2010	01/10/2016	05/06/2032

TRUSTEE	FIRST TRUST OF NEW	FIRST TRUST OF NEW	FIRST TRUST OF NEW	BAPRO MANDATOS Y
	YORK N.A.	YORK N.A.	YORK N.A.	NEGOCIOS S.A.

RATE (*)	C.E.R. + 10% T.N.A.	C.E.R. + 9.75% T.N.A.	C.E.R. + 9.75% T.N.A.	C.E.R. + 4%

TRUST ASSETS	LOANS GRANTED TO	MORTGAGE LOANS	MORTGAGE LOANS	SECURED LOANS
PROVINCIAL
GOVERNMENTS

BALANCE AS OF 12/31/2006	Ps. 571,582	Ps. 7,683	Ps. 16,457	Ps. 58,159

TOTAL TRANSFERRED PORTFOLIO	US$ 490,224 (1)	US$ 61,191	US$ 57,573	Ps.108,000

“A” DEBT SECURITIES	F.V. US$ 100,000	F.V. US$ 45,000	F.V. US$ 42,000	—

“B” DEBT SECURITIES	F.V. US$ 200,000	—	—	—

CERTIFICATES OF PARTICIPATION	F.V. US$ 200,000	F.V. US$ 16,191	F.V. US$ 15,573	F.V. Ps. 108,000

(1)	The remaining US$ 9,776 was transferred in cash.

		CREDITOS	CREDITOS
	GALICIA HIPOTECAS	INMOBILIARIOS	INMOBILIARIOS
CONDITIONS	COMERCIALES	GALICIA I	GALICIA II
CREATION DATE	02/22/2005	08/17/2005	10/12/2005

MATURITY DATE	07/12/2013	03/15/2015	12/15/2025

TRUSTEE	DEUTSCHE BANK S.A.	DEUTSCHE BANK S.A.	DEUTSCHE BANK S.A.

RATE (*)	C.E.R. + 0.05% T.N.A.	MINIMUM 8 % T.N.A.	MINIMUM 8 % T.N.A.
		AND	AND
		MAXIMUM 18%	MAXIMUM 18%
		T.N.A.	T.N.A.

TRUST ASSETS	COMMERCIAL	MORTGAGE LOANS	MORTGAGE LOANS
MORTGAGE LOANS

BALANCE AS OF 12/31/2006	Ps. 6,892	Ps. 18,776	Ps. 43,347

TOTAL TRANSFERRED PORTFOLIO	Ps. 29,059	Ps. 91,000	Ps. 150,000

“A” DEBT SECURITIES	F.V. Ps. 24,119	F.V. Ps. 72,800	F.V. Ps. 109,000

“B” DEBT SECURITIES	—	—	—

CERTIFICATES OF PARTICIPATION	F.V. Ps. 4,940	F.V. Ps. 18,200	F.V. Ps. 41,000

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)

GALICIA
	GALICIA PERSONALES	PERSONALES	GALICIA PRENDAS
CONDITIONS	II	III	COMERCIALES I	GALICIA LEASING I
CREATION DATE	01/25/2006	05/16/2006	07/03/2006	09/22/2006

MATURITY DATE	09/15/2007	09/15/2007	05/15/2009	11/15/2007
	(ESTIMATED DATE FOR	(ESTIMATED DATE	(ESTIMATED DATE	(ESTIMATED DATE
	CLASS B DEBT	FOR CLASS B DEBT	FOR CLASS B DEBT	FOR CLASS A1 DEBT
	SECURITIES)	SECURITIES)	SECURITIES)	SECURITIES)
	11/15/2009	03/15/2011	02/15/2011	07/15/2009
	(ESTIMATED DATE FOR	(ESTIMATED DATE	(ESTIMATED DATE	(ESTIMATED DATE
	PARTICIPATION	FOR PARTICIPATION	FOR PARTICIPATION	FOR CLASS A2 DEBT
	CERTIFICATES)	CERTIFICATES)	CERTIFICATES)	SECURITIES)
11/15/2009
(ESTIMATED DATE
FOR CLASS B DEBT
SECURITIES)
05/15/2011
(ESTIMATED DATE
FOR PARTICIPATION
CERTIFICATES)

TRUSTEE	DEUTSCHE BANK S.A.	DEUTSCHE BANK S.A.	DEUTSCHE BANK S.A.	DEUTSCHE BANK S.A.

RATE (*)	THE HIGHEST RATE	THE HIGHEST RATE	CLASS “A” DEBT	CLASS “A” DEBT
	BETWEEN:	BETWEEN:	SECURITIES,	SECURITIES,
	BADLAR FOR TIME	BADLAR FOR TIME	MINIMUM 10.5%	MINIMUM 10.5%
	DEPOSITS OF 30 TO 35	DEPOSITS OF 30 TO	T.N.A.	T.N.A.
	DAYS AND OF MORE	35 DAYS AND OF	MAXIMUM 20% T.N.A.	MAXIMUM 20% T.N.A.
	THAN A MILLION PESOS	MORE THAN A
	FOR PRIVATE BANKS,	MILLION PESOS FOR	CLASS “B” DEBT	CLASS “B” DEBT
	AND	PRIVATE BANKS, AND	SECURITIES,	SECURITIES,
	CER VARIATION	CER VARIATION	MINIMUM 11.5%	MINIMUM 11.5%
	PERCENTAGE	PERCENTAGE	T.N.A.	T.N.A.
	EXPRESSED AS T.N.A.	EXPRESSED AS T.N.A.	MAXIMUM 21% T.N.A.	MAXIMUM 21% T.N.A.
UP TO A MAXIMUM OF
21%

TRUST ASSETS	PERSONAL LOANS	PERSONAL LOANS	PLEDGE LOANS	ASSETS UNDER
FINANCIAL LEASES

BALANCE AS OF 12/31/2006	Ps. 21,155	Ps. 13,355	Ps. 12,409	Ps. 20,653

TOTAL TRANSFERRED PORTFOLIO	Ps. 97,367	Ps. 100,000	Ps. 86,623	Ps. 150,000

“A” DEBT SECURITIES	F.V. Ps. 77,893	F.V. Ps. 85,000	F.V. Ps. 73,629	F.V. Ps. 127,500

“B” DEBT SECURITIES	F.V. Ps. 9,737	F.V. Ps. 7,500	F.V. Ps. 6,930	F.V. Ps. 12,000

CERTIFICATES OF PARTICIPATION	F.V. Ps. 9,737	F.V. Ps. 7,500	F.V. Ps. 6,064	F.V. Ps. 10,500

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
As of December 31, 2006, the Bank’s holdings certificates of participation and debt securities amounted to Ps. 758,520 and Ps. 31,948, respectively; while as of December 31, 2005, they amounted to Ps. 678,252 and Ps. 6,825, respectively.
b) Trusts created by Tarjeta Cuyanas S.A.:

	Tarjeta	Tarjeta	Tarjetas	Tarjetas
Financial trust	Nevada II	Nevada III	Cuyanas Trust I	Cuyanas Trust II
Creation date	12/01/2004	05/24/2005	11/23/2005	04/04/2006

Maturity date	07/22/2007	02/25/2008	11/15/2007	02/15/2008

Interest rate	D.S.“A”: CER +3%
Min 8% Max 15%
	TNA	CER + Margin	D.S. “A”: 10.95%	D.S. “A”: 12%
Min 10%
	D.S. “B”: CER +5% Min 10% Max 20%	Max 20%	D.S."B": 13.50%	D.S.“B”: 13%
TNA

Trustee	Banco Patagonia	Banco Patagonia	Equity Trust	Equity Trust
	S.A.	S.A.	Company	Company
			(Argentina) S.A.	(Argentina) S.A.

Amount placed	Ps. 16,000	Ps. 25,000	Ps. 26,784	Ps. 37,680

“A” debt securities	Ps. 12,000	Ps. 19.000	Ps. 21,427	Ps. 30,144

“B” debt securities	Ps. 2,400 **	Ps. —	Ps. 2,678 **	Ps. 3,768

Certificates of Participation	Ps. 1,600	Ps. 6,000	Ps. 2,679	Ps. 3,768

	Tarjetas	Tarjetas
Financial trust	Cuyanas Trust III	Cuyanas Trust IV
Creation date	07/14/2006	11/01/2006

Maturity date	07/15/2008	11/15/2008

Interest rate	D.S. “A”: 10.87%	Badlar plus
differential margin
	D.S."B”: 12.75%	2.96%

Trustee	Equity Trust	Equity Trust
	Company	Company
	(Argentina) S.A.	(Argentina) S.A.

Amount placed	Ps. 22,407	Ps. 68,120

“A” debt securities	Ps. 17,925	Ps. 54,495

“B” debt securities	Ps. 2,241	Ps. —

Certificates of Participation	Ps.2,241	Ps.13,625

(**)	As of December 31, 2006, Class “B” Debt Securities have been fully settled.
As of December 31, 2006 and December 31, 2005, Tarjetas Cuyanas S.A’s holdings of participation certificates totaled Ps. 28,570 and Ps. 9,182, respectively. Also, no holdings in “B” debt certificates were recorded as of the fiscal year’s end while, as of December 31, 2005, they totaled Ps. 2,084.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
c) Trusts created by Tarjeta Naranja S.A.:

		Tarjeta	Tarjeta
	Tarjeta	Naranja Trust	Naranja Trust
Financial trust	Naranja Trust I	II	III
Creation date	11/07/2005	02/16/2006	08/15/2006

Maturity date	05/20/2008	12/20/2007	09/20/2008

Interest rate	D.S. “A”: CER VAR +	D.S. “A”: CER	D.S. “A”:
	1.18% or TE + 2%	VAR Maximum	Caps:
	Maximum 18%	20% Minimum	Minimum 10.5%
	Minimum 9%	10.5%	nominal annual
Maximum 20%
	D.S. “B”: CER VAR +	D.S. “B”:	nominal annual
	2.4% or TE + 3%	Maximum: 21%	D.S. “B”:
	Maximum 20%	nominal annual	Caps:
	Minimum of 11%		Minimum 11%
nominal annual
Maximum 21%
nominal annual

Amount placed	94,500	80,000	139,342

Type of fiduciary Debt	Debt securities	Debt securities	Debt securities

Trustee	Equity Trust	Equity Trust	Equity Trust
	Company	Company	Company
	(Argentina) S.A.	(Argentina) S.A.	(Argentina) S.A.

Class“A” securities	Ps.80,000	Ps.68,000	Ps.118,441

Class “B” securities	Ps. 7,000	Ps.6,000	Ps.10,451

Certificates of Participation	Ps. 7,500	Ps.6,000	Ps.10,451
As of December 31, 2006, Tarjeta Naranja S.A.’s holdings of “B” debt securities and certificates of participation totaled Ps. 14,711 and Ps. 34,102 respectively; as of December 31, 2005, its holdings totaled Ps. 5,178 and Ps.18.493, respectively.
d) Trusts created by Tarjeta del Mar S.A.:

Tarjetas del
Financial trust	Mar – Serie II
Creation date	10/17/2006

Maturity date	1/10/2015

Interest rate	D.S.:“A” 13%
D.S.“B”: 14%
D.S.“C”: 14.50%
D.S.“D”: 15%

Trustee	Banco de Galicia y
Buenos Aires SA

Amount placed	Ps. 6,000

“A” debt securities	Ps. 1,200

“B” debt securities	Ps. 1,200

“C” debt securities	Ps. 1,200

“D” debt securities	PS. 1,200

Certificates of Participation	Ps.1,200

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
As of December 31, 2006 and December 31, 2005, Tarjetas del Mar S.A’s holdings of certificates of participation totaled Ps.1,158 and Ps. 800, respectively. As of December 31, 2005, it’s holding of “B” debt securities amounted to Ps. 24.
  e) Debt securities received as loan repayment:

CONDITIONS	HYDRO I
CREATION DATE	10/12/2005

MATURITY DATE	09/05/2017

TRUSTOR	CONSORCIO DE EMPRESAS
MENDOCINAS PARA
POTRERILLOS S.A.

TRUSTEE	BANCO DE GALICIA Y BS.
AS. S.A.

TRUST ASSETS	LOANS FOR ELECTRIC
POWER SUPPLY,
SUBSIDIES, ROYALTIES,
AND INTERESTS.

RATE (*)	7% T.N.A. UNTIL 09/05/06
AND THEREAFTER
VARIABLE T.N.A. EQUAL TO
T.E.C + 5%
(**)

SECURITIES RECEIVED	CLASS “B” DEBT
BY THE BANK	SECURITIES F/V $25,523

BALANCE AS OF 12/31/2006	Ps. 25,094

BALANCE AS OF 12/31/2005	Ps. 25,655
f) Debt securities acquired as investments:

EDIFICIO BOUCHARD
CONDITIONS	PLAZA
CREATION DATE	12/20/2005

MATURITY DATE	06/29/2008

TRUSTOR	LUDWING INVESTMENTS
S.A.

TRUSTEE	NACIÓN FIDEICOMISOS
S.A.

TRUST ASSETS	LOANS TRANSFERRED

RATE (*)	PRIVATE BANK T.E.C. +
6.25% T.N.A.
(**)

SECURITIES SUBSCRIBED BY THE BANK	ADDITIONAL DEBT
SECURITIES $10,500

BALANCE AS OF 12/31/2006	Ps. 11,327

BALANCE AS OF 12/31/2005	Ps. 10,546

(*)	Applicable to debt securities only.

(**)	T.E.C. stands for adjusted survey rate.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
Also, as of December 31, 2006, the Bank has recorded other financial trusts acquired as investments for the amount of Ps. 1,322. As of the prior fiscal year’s end, these amounted to Ps. 450.
BG Financial Trust
“BG Financial Trust” was created in December 2005. The Bank transferred to the trustee (“Equity Trust Company (Argentina) S.A.”) Ps. 264,426 of loans classified in category “3” in accordance with the Argentine Central Bank rules or in a lower category, for an amount, net of allowances, of Ps. 91,290. The Bank received in exchange cash for an equal amount. The debt securities issued by the trust were fully subscribed by third parties. The Bank has been appointed Servicer and Collection Manager of the Trust, thus assuming a special management commitment that will enable the Bank to receive a compensation incentive equal to 55% of the excess of net cash flows, upon the occurrence of the following: (i) no later than December 31, 2009, the net cash flow effectively collected equals or exceeds the price paid for the transferred portfolio; and (ii) no later than December 31, 2012, an IRR equal to or greater than 18% is reached. In the event the two objectives of the special management commitment fail to be met, a penalty equal to the difference shall be paid to the trustee.
34. Segment Reporting.
The Bank has disclosed its segment information in accordance with the Statement of Financial Accounting Standards 131, “Disclosures about Segments of an Enterprise and Related Information”. Operating segments are defined as components of an enterprise about which separate financial information is available and which is regularly reviewed by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Reportable segments consist of one or more operating segments with similar economic characteristics, distribution systems and regulatory environments. The information provided for Segment Reporting is based on internal reports used by management.
The following summarizes the aggregation of Grupo Galicia’s operating segments into reportable segments:
Grupo Galicia: includes the income and expenses of the Holding Company, not attributable to its subsidiaries, except for goodwill amortization.
Insurance: includes the results of Grupo Galicia’s equity interest in insurance companies (including the 12.5% interest owned by the Bank). As of December 31, 2006 and 2005, Grupo Galicia maintained, through its subsidiary Sudamericana Holding S.A., controlling interests in Galicia Vida Compañía de Seguros S.A., Galicia Retiro Compañía de Seguros S.A., Instituto de Salta Seguros de Vida S.A., Galicia Patrimoniales Compañía de Seguros S.A., Sudamericana Asesores de Seguros S.A. and Medigap Salud S.A..
Other Grupo Businesses: includes the results of the business of Galicia Warrants S.A., Net Investment S.A. and its subsidiaries (in both cases, including the 12.5% interest of the Bank) and Galval.
Buenos Aires Metropolitan Branches: corresponds to the results of the Bank’s operations conducted with large corporations, small and medium-sized companies and individuals in

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
branches located in the Federal Capital and Greater Buenos Aires (where the relatively greater economic activity occurs).
Rest of the Country Branches: this segment includes the results of the Bank’s operations with large corporations, small and medium-sized companies and individuals in the branches located in the rest of the country.
Head Office: includes the results of the Bank’s operations with customers (large corporations, small and medium-sized companies and individuals) located in it, as well as the results of operations with the national and provincial public sectors.
Regional Credit Card: includes the results of Tarjetas Regionales S.A. and the regional credit-card companies. As of December 31, 2006 and 2005, the Bank maintained, through its subsidiary Tarjetas Regionales S.A., controlling interests in Tarjeta Naranja S.A. (80%) in the province of Córdoba, Tarjetas Cuyanas S.A. (60%) in the province of Mendoza, and Tarjetas del Mar (100%) in the Province of Buenos Aires, excluding the Greater Buenos Aires area.
International: includes the results of operations conducted through Banco Galicia Uruguay, Galicia (Cayman) Ltd. and the Cayman branch as of March 2006, except for the operations carried out with customers located in some of the regions mentioned above.
Other Financial Businesses: includes mainly the results of the business of Galicia Capital Markets S.A., Galicia Valores S.A. Sociedad de Bolsa, Agro Galicia S.A. and Galicia Factoring y Leasing S.A. Consolidation of the financial statements of Galicia Capital Markets S.A. (in liquidation) and Agro Galicia S.A. (in liquidation) has been discontinued during the previous fiscal year, as a result of their anticipated dissolution having been decided.
Other Equity Investments: includes the results of the investments made by the Bank as minority interest in a variety of infrastructure and public utility services companies.
Overhead and Corporate Adjustments: includes the results of the operations that cannot be allocated to the segments mentioned above and the results of the operations conducted between the aforementioned segments.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
The Group evaluates segment performance based on net income. The table below shows the segment information for continuing operations for the fiscal years ended December 31, 2006, 2005 and 2004:

	Grupo Galicia
		Buenos	Rest of								Overhead
		Aires	the		Regional		Other				and
	Grupo	Metropolitan	Country	Head	Credit	Interna-	Financial	Other Equity		Other Grupo	Corporate	Consolidated
	Galicia	Branches	Branches	Office	Cards	tional	Businesses	Investments	Insurance	Businesses	Adjustments	Total
Year ended December 31, 2006:
Net Financial Income / (Loss)	118,407	263,509	176,497	(436,718)	157,474	32,339	(1,057)	—	17,049	472	50,252	378,224
Net Income / (Loss) from Services	—	231,030	147,759	89,554	289,798	969	2,732	—	—	7,870	(97,711)	672,001
Provision for Loan Losses	—	18,124	19,857	(21,285)	53,239	2,121	1	—	—	1	38,811	110,869
Operating Income	118,407	476,415	304,399	(325,879)	394,033	31,187	1,674	—	17,049	8,341	(86,270)	939,356
Operating Expenses	10,466	333,739	239,984	102,700	263,789	16,582	1,635	—	11,234	7,340	(12,905)	974,564
Other Income / (Loss)	(1,085)	1,674	1,718	(2,811)	20,666	34,454	2,573	(16,777)	6,910	791	81,435	129,548
Minority Interest	—	—	—	—	(24,124)	(6,304)	—	—	(3)	—	11,415	(19,016)
Pre-tax Income / (Loss)	106,856	144,350	66,133	(431,390)	126,786	42,755	2,612	(16,777)	12,722	1,792	19,485	75,324
Income tax provision	45,645	153	70	(458)	55,889	239	399	—	3,697	864	(12,260)	94,238
Net Income / (Loss)	61,211	144,197	66,063	(430,932)	70,897	42,516	2,213	(16,777)	9,025	928	31,745	(18,914)
Net Income as a Percentage of Consolidated Net Income	(324%)	(762%)	(349%)	2,278%	(375%)	(225%)	(12%)	89%	(48%)	(5%)	(168%)	100%
Average Loans of private sector		1,981,416	1,908,564	993,569	1,149,257	448,707	—	—	—	—	—	6,481,513
Average Deposits		4,042,898	2,592,661	2,134,970		357,658	—	—	—	—	374,280	9,502,466

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)

	Grupo Galicia
		Buenos	Rest of								Overhead
		Aires	the		Regional		Other				and
	Grupo	Metropolitan	Country	Head	Credit	Interna-	Financial	Other Equity		Other Grupo	Corporate	Consolidated
	Galicia	Branches	Branches	Office	Cards	tional	Businesses	Investments	Insurance	Businesses	Adjustments	Total
Year ended December 31, 2005:
Net Financial Income / (Loss)	9,889	158,176	106,411	11,344	134,773	107,382	(1,316)	—	17,249	148	8,647	552,703
Net Income / (Loss) from Services	—	189,877	109,930	69,731	206,122	1,254	2,743	—	(6,853)	5,287	(54,326)	523,765
Provision for Loan Losses	—	14,019	1,172	(80,857)	28,196	3,634	93	—	—	—	110,473	76,730
Operating Income	9,889	334,034	215,169	161,932	312,699	105,002	1,334	—	10,396	5,435	(156,152)	999,738
Operating Expenses	12,881	251,552	170,943	139,545	179,294	18,347	1,459	—	11,641	4,382	(9,076)	780,968
Other Income / (Loss)	(137,684)	1,504	893	(171,976)	7,693	195,448	3,943	16	12,839	(2,043)	31,746	(57,621)
Minority Interest	—	—	—	—	(21,180)	(3,995)	—	—	(1)	—	(9,433)	(34,609)
Pre-tax Income / (Loss)	(140,676)	83,986	45,119	(149,589)	119,918	278,108	3,818	16	11,593	(990)	(124,763)	126,540
Income tax provision	(32,383)	—	—	—	56,807	—	300	—	342	584	(6,348)	19,302
Net Income / (Loss)	(108,293)	83,986	45,119	(149,589)	63,111	278,108	3,518	16	11,251	(1,574)	(118,415)	107,238
Net Income as a Percentage of Consolidated Net Income	(101%)	78%	42%	(139%)	59%	259%	3%	—	10%	(1%)	(110%)	100%
Average Loans of private sector	—	1,352,655	1,333,721	893,892	801,553	525,308	—	—	—	—	—	4,907,129
Average Deposits	—	2,975,161	1,945,808	2,077,205	—	572,871	—	—	—	—	(13,874)	7,557,171

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)

	Grupo Galicia
		Buenos	Rest of								Overhead
		Aires	the		Regional		Other				and
	Grupo	Metropolitan	Country	Head	Credit	Interna-	Financial	Other Equity		Other Grupo	Corporate	Consolidated
	Galicia	Branches	Branches	Office	Cards	tional	Businesses	Investments	Insurance	Businesses	Adjustments	Total
Year ended December 31, 2004:
Net Financial Income / (Loss)	13,085	93,812	75,320	(158,612)	93,752	190,407	24	—	11,889	275	(95,811)	224,141
Net Income / (Loss) from Services	—	159,087	85,641	54,156	188,783	761	2,751	—	(4,697)	4,176	(54,365)	436,293
Provision for Loan Losses	—	(24,872)	(22,889)	(169,419)	20,515	86,748	71	—	—	—	300,078	190,232
Operating Income / (Loss)	13,085	277,771	183,850	(64,963)	262,020	104,420	2,704	—	7,192	4,451	450,254	470,202
Operating Expenses	13,462	224,267	150,609	74,719	125,430	20,491	3,442	—	13,535	5,626	(7,641)	623,940
Other Income / (Loss)	(2,904)	4,134	3,030	(242,381)	11,982	58,449	8,394	154	11,154	(424)	250,399	101,987
Minority Interest	—	—	—	—	(22,893)	(16,099)	3	—	—	—	24,687	(14,302)
Pre-tax Income / (Loss)	(3,281)	57,638	36,271	(252,137)	125,679	126,279	7,659	154	4,811	(1,599)	(167,257)	(66,053)
Income tax provision	12,973	—	—	—	29,589	—	215	—	565	476	—	43,818
Net Income / (Loss)	(16,254)	57,638	36,271	(252,137)	96,090	126,279	7,444	154	4,246	(2,075)	(167,527)	(109,871)
Net Income / (Loss) as a Percentage of Consolidated Net Loss	15%	(53%)	(33%)	230%	(87%)	(115%)	(7%)	—	(4%)	2%	152%	100%
Average Loans of private sector	—	1,000,728	1,009,655	718,201	574,293	818,296	—	—	—	—	—	4,121,173
Average Deposits	—	2,383,718	1,657,770	1,284,934	—	538,327	—	—	—	—	(6,399)	5,858,350

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
35. Capital Increase.
At the Ordinary and Extraordinary Shareholder’s Meeting held on October 11, 2006, Banco Galicia’s shareholders resolved to increase the capital stock in an amount of up to Ps. 100,000 nominal value, in order to increase it up to Ps. 568,662, through the issuance of up to 100,000,000 ordinary book-entry Class “B” shares with one vote per share and a nominal value of Ps. 1 each.
The new shares can be subscribed, at the option of the subscriber, in cash or in Negotiable Obligations due in 2010, 2014 and 2019.
At the meeting, the shareholders approved the principal values at which the negotiable obligations shall be received and delegated to the Board of Directors, among others, the power to update these values to the closest date to the commencement of the subscription period, taking into consideration that these values must be approved by the C.N.V. and that they may not exceed the values set forth by Resolution No. 466 of said Entity. The aforementioned values updated as of November 10, 2006, expressed in U.S. dollars per 100 dollars of face value of principal at origin and taking into account the aforementioned limits, are the following:
Face value US$ 100 Negotiable Obligations due in 2010: US$ 87.500
Face value US$ 100 Negotiable Obligations due in 2014: US$ 92.603
Face value US$ 100 Negotiable Obligations due in 2019: US$ 115.184
In the case of the Negotiable Obligations due in 2019, the principal amount includes capitalized interests. In the case of the Negotiable Obligations due in 2010, should any principal amortization have occurred, the corresponding amount shall be subtracted from the value set for the principal.
Interest payable in cash accrued from the maturity date of the last interest coupon until the end of the preemptive rights subscription period, or any other period that may be determined by the regulators, will be added to the values set in each case.
For the conversion into pesos of the currency of denomination of the Negotiable Obligations, the shareholders set the forth the exchange rate to be applied at of Ps. 3.0670 for each U.S. dollar, pursuant to the provisions of Resolution No. 466 of the C.N.V.
The shareholders set the issuance premium at an amount that, added to the nominal value of the share, will represent a subscription price equal to the weighted average of the quotation value of the Banco Galicia’s share on the Buenos Aires Stock Exchange for the 20 business days, in which there has been a quotation of the Banco Galicia’s share prior to the date of determination of the subscription price. The subscription price will be announced on the business day preceding the commencement of the subscription period.
The shareholders delegated to the Board of Directors of Banco Galicia the power to determine a reference price and the exact subscription price.
Regarding the use of proceeds, it was established at the Shareholders’ Meeting that the cash received will be used to increase working capital and that the Negotiable Obligations will be used for the partial reduction of the liabilities reflected by such instruments.
The final authorization from the pertinent agencies is in progress.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
36. Prior Fiscal Year Adjustments
On January 30, 2004, the Argentine Central Bank released Communiqué “A” 4084 establishing a change of criterion for the valuation of public-sector assets.
The most significant changes included the treatment applicable to assets delivered as collateral for advances from the Argentine Central Bank for the acquisition of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02. At the Bank’s option, these assets were recorded at the value admitted for their use as collateral, under the terms of Section 15 of the above-mentioned Decree and Argentine Central Bank regulations.
The effect of this modification was recorded by the Bank under “Prior Fiscal Year Adjustments” in the amount of Ps. 30,893, as established by the Argentine Central Bank.
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
During 2004, the Bank recorded prior year adjustments. The consolidated Grupo Galicia’s prior year adjustments due to the following changes in accounting criterion established by the Argentine Central Bank are as follows:

Adjustment to prior
Assets	year results
Bogar Bonds	61,585
External Notes	(32,673)
CER/CVS compensation	(71,866)

Total	(42,954)
37. Subsequent events
a) Banco Galicia
a.1) After December 31, 2006 and mainly through the sale of public sector assets, the Bank repaid in advance all of its debt for financial assistance received from the Argentine Central Bank during the economic crisis of late 2001 and early 2002, which was originally due on October 2011.
a.2) On January 17, 2007, an agreement for the creation of a trust called “Fideicomiso Financiero Galicia Personales IV” was entered into, by the Bank, acting as Trustor and Administrator and Deutsche Bank S.A. acting as Financial Trustee. Banco Galicia transferred to the Trust a portfolio of personal loans in an amount of Ps.100,000.
On January 30, 2007, the Trust issued Class “A” debt securities for a face value of Ps. 85,000, Class “B” debt securities for a face value of Ps. 8,000 and participation certificates for a face value of Ps. 7,000.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
a.3) On April 13, 2007, an agreement for the creation of a trust called “Galicia Personales V Financial Trust” was entered into by the Bank, acting as Trustor and Administrator, and Deutsche Bank S.A. acting as Financial Trustee. The Bank transferred to the Trust a portfolio of personal loans for an amount of Ps. 150,000.
On April 24, 2007, the Trust issued Class “A” Debt Securities for a face value of Ps. 127,500, Class “B” Debt Securities for a face value of Ps. 12,000 and Participation Certificates for a face value of Ps.10,500.
a.4) On December 13, 2006, the Bank requested from the Argentine Central Bank the advance set forth in section 29 subsection g) of Decree No. 905/02 in order to fund the acquisition of the remainder of the Hedge Bond for US$ 116,797 of face value of Boden 2012 Bonds and the simultaneous settlement of such liability on the date of its execution, by means of Ps. 163,516 of face value of Bogar Bonds granted as collateral.
In February 2007, since this request had not been granted, the Bank requested from the Argentine Central Bank the acquisition of these securities in cash as well as the simultaneous release of the assets allocated as collateral. Based on said decision, the valuation of such assets pursuant to Communiqué “A” 3911 and supplementary regulations for assets not allocated as collateral generated a Ps. 31,960 reduction in their book value.
Through a note dated March 30, 2007, the Argentine Central Bank informed the Bank that the Boden 2012 Bonds had to be acquired through a swap for Secured Loans, in accordance with the direct swap alternative set forth in the second to last paragraph of the abovementioned section of Decree No. 905/02. Thus, on April 9, 2007, the Bank requested the acquisition of such Boden through a swap of Ps. 115,925 of face value of Secured Loans. The swap for public-sector assets, instead of the abovementioned advance, caused a Ps. 32,794 increase in the acquisition cost of the remaining Hedge Bond. This transaction was completed on April 24, 2007.
a.5) The Shareholder’s Meeting held on April 26, 2007 resolved the partial absorption of the negative balance of the “Retained Earnings” account for Ps. 126,203 against the Discretionary Reserve of Ps. 100,457.
b) Tarjetas Cuyanas
On April 18, 2007, the company’s Board of Directors approved the issuance of the 18th Series of Negotiable Obligations for a face value of up to US$ 65,000, maturing in up to 5 years after the issuance date. On June 7, 2007, the company issued said negotiable obligation.
38. Differences between the Argentine Central Bank’s regulations and Argentine GAAP in the Autonomous City of Buenos Aires.
On August 10, 2005, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“C.P.C.E.C.A.B.A.”) passed CD Resolution No. 93/2005, which adopts Technical Resolutions 6 to 22 issued by FACPCE as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The abovementioned resolution is effective for fiscal years commencing on and after January 1, 2006. On December 29, 2005, the C.N.V., adopted with certain amendments, C.P.C.E.C.A.B.A.’s C.D. 93/2005.
Subsequently, on June 26, 2006, and through C.D. Resolution No. 42/2006, the C.P.C.E.C.A.B.A. approved Technical Resolution No. 23 of the F.A.C.P.C.E., in mandatory force and effect for fiscal years starting July 1, 2006, its application in fiscal years commencing at an earlier date being admitted.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
At the date these financial statements were prepared, the Argentine Central Bank had not yet adopted these regulations. For this reason, the Bank has prepared its financial statements without considering the new valuation and disclosure criteria added to Argentine GAAP in force in the Autonomous City of Buenos Aires.
The main differences between the Argentine Central Bank’s regulations and Argentine GAAP are detailed below:
Investment securities
As of December 31, 2006 and 2005, Grupo Galicia had classified as investment securities, the portion of its Boden 2012 Bonds received in compensation from the Argentine Central Bank. These securities are recorded at face value and increased on the basis of interest accrued under the relative terms and conditions, and the balance in foreign currency is converted into pesos at the reference exchange rate published by the Argentine Central Bank on the last business day of the fiscal year. Under Argentine GAAP applicable to enterprises in general, these securities should be marked to market with the resulting gain or loss reflected in the income statement.
At the date of preparation of these financial statements, the market value of the Boden 2012 Bonds was approximately 95% of their face value.
Compensation to be received from the national government
As of December 31, 2006 and 2005, the Group had accounted for Boden 2012 Bonds recognizing the right to receive in compensation from the Argentine Central Bank, as “Compensation to be Received from the National Government,” under “Other Receivables Resulting from Financial Brokerage”. These assets were recorded at face value, increased on the basis of interest accrued under the relative terms and conditions, and the balance in foreign currency was converted into pesos at the exchange rate published by the Argentine Central Bank on the last business day of the fiscal year. Under Argentine GAAP, these assets should be accounted for at the market value of the securities to be received with the resulting gain or loss reflected in the income statement.
Secured loans
On November 6, 2001, the Bank and the Companies controlled by Sudamericana Holding S.A. participated in the exchange offered by the National Government, swapping national government securities for Secured Loans which, as of December 31, 2006 and December 31, 2005, were recorded under “Loans – Non-Financial Public Sector.” Furthermore, the Bank exchanged with the “Fondo Fiduciario para el Desarrollo Provincial “(FFDP) loans to provincial governments for Bogar Bonds which, as of December 31, 2006 and December 31, 2005, were recorded under “Government Securities without quotation.”
As of such dates, the Bank valued both assets at the lower of present or face value, as established by Argentine Central Bank regulations, except for those used as collateral for the advance for the acquisition of the Hedge Bond, which were recorded at the value admitted for assets used for such purposes.
Under the provisions of CD Resolution No. 290/01 of the CPCECABA, the restructured assets should have been valued as follows:

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
-National secured loans: based upon the respective market quotations of the securities exchanged as of November 6, 2001, which as from that date are considered to be the acquisition cost, if corresponding, plus interest accrued at the internal rate of return until the end of each period. This asset is allocated as collateral for the financial assistance from the Argentine Central Bank and their proceeds are expected to be used to settle those debts.
At the issue date of these financial statements, their estimated realizable value exceeds their book value by approximately Ps. 19,300.
- Bogar Bonds: at market value. The difference between the latter and book value is detailed in Note 2.3.
Accounting disclosure of effects generated by court decisions on deposits
As of December 31, 2006, the Group carried assets of Ps. 367,221 under “Intangible Assets – Organization and Development Expenses”, for the residual value of the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25,561, Decree No. 214/02 and complementary regulations. Under professional accounting standards, such assets may be recorded as a receivable and its valuation should be based upon the best estimate of the recoverable amounts.
Conversion of financial statements
The conversion into pesos of the financial statements of the foreign branches and subsidiaries for the purpose of their consolidation with Banco Galicia’s financial statements, made in accordance with Argentine Central Bank regulations differ from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP requires that:
a) The measurements in the financial statements that are stated in fiscal year-end foreign currency (current values, recoverable values) be converted into pesos at the balance sheet date exchange rate; and
b) The measurements that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) in the financial statements be converted into pesos at the pertinent historical exchange rates, restated at fiscal year-end currency due to the application of Technical Pronouncement No. 17. Quotation differences arising from conversion of the financial statements are treated as financial income or losses, as the case may be.
The application of this criterion instead of that mentioned in Note 2.2 does not have a significant impact on Banco Galicia’s financial statements.
Allowance for loan losses – Non-financial public sector
Current Argentine Central Bank regulations on the establishment of allowances provide that receivables from the public sector are not subject to allowances for uncollectibility risk. Under Argentine GAAP, those allowances must be estimated based on the recoverability risk of those assets.
Discount Bonds and GDP-Linked Units
Pursuant to Argentine GAAP, these assets must be valued separately and at their market price, less estimated selling costs. Note 2.3 states the effect resulting from the differences in the valuation criteria.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
Accounting for income tax according to the deferred tax method
The Bank determines the Income Tax charge by applying the statutory tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.
Under Argentine GAAP, income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carryforwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.
39. Summary of Significant Differences between Argentine Central Bank Rules and United States Accounting Principles.
The following is a description of the significant differences between Argentine Banking GAAP and the generally accepted accounting principles in the United States (“U.S. GAAP”). References below to “SFAS” are to United States Statements of Financial Accounting Standards.
a. Income tax
Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and, therefore, income taxes for Banco Galicia are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-banking subsidiaries have recognized a deferred tax asset as of December 31, 2006 and 2005.
For the purposes of U.S. GAAP reporting, Grupo Galicia applies SFAS No. 109 “Accounting for Income Taxes”. Under this method, income tax is recognized based on the assets and liability method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax basis of the Grupo Galicia’s assets and liabilities. Deferred tax assets are recognized if it is more likely than not that such assets will be realized.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
Deferred tax assets (liabilities) are summarized as follows:

	December 31, 2006
	SFAS 109
	applied to		SFAS 109 applied
	Argentine GAAP		to U.S. GAAP
	balances		adjustments		SFAS 109
Deferred tax assets
Allowance for loan losses – private sector		112,745		16,031		128,776
Compensation and Hedge Bond		—		81,654		81,654
Amortization of intangible assets		59,305		—		59,305
Compensation to be received related to the payment of deposits		—		128,527		128,527
Impairment of fixed assets and foreclosed assets		—		21,551		21,551
Debt restructure		—		111,217		111,217
Provision for contingencies		43,554		—		43,554
Loss carry forward		538,956		—		538,956

Total gross deferred tax assets	Ps.	754,560	Ps.	358,980	Ps.	1,113,540

Deferred tax liabilities:
Provincial public debt / Discount Bond	Ps.	189,228	Ps.	(93,959)	Ps.	95,269
Liabilities		5,555		—		5,555
Others		53,985		(3,379)		50,606

Total gross deferred tax liabilities	Ps.	248,768	Ps.	(97,338)	Ps.	151,430

Net deferred income tax asset before valuation allowance	Ps.	505,792	Ps.	456,318	Ps.	962,110

Valuation allowance		(590,756)		—		(590,756)

Net deferred income tax	Ps.	(84,964)	Ps.	456,318	Ps.	371,354

	December 31, 2005
	SFAS 109
	applied to		SFAS 109 applied
	Argentine GAAP		to U.S. GAAP
	balances		adjustments		SFAS 109
Deferred tax assets
Allowance for loan losses – private sector		138,896		(1,257)		137,639
Compensation and Hedge Bond		—		339,371		339,371
Amortization of intangible assets		62,914		—		62,914
Compensation to be received related to the payment of deposits		—		121,722		121,722
Impairment of fixed assets and foreclosed assets		—		22,040		22,040
Debt restructure		—		135,441		135,441
Provision for contingencies		57,323		—		57,323
Others		55,674		(15,695)		39,979
Loss carry forward		871,093		—		871,093

Total gross deferred tax assets	Ps.	1,185,900	Ps.	601,622	Ps.	1,787,522

Deferred tax liabilities:
Provincial public debt / Discount Bond	Ps.	334,983	Ps.	(294,166)	Ps.	40,817
Liabilities		9,831		—		9,831

Total gross deferred tax liabilities	Ps.	344,814	Ps.	(294,166)	Ps.	50,648

Net deferred income tax asset before valuation allowance	Ps.	841,086	Ps.	895,788	Ps.	1,736,874

Valuation allowance		(789,257)		(895,788)		(1,685,045)

Net deferred income tax	Ps.	51,829	Ps.	—	Ps.	51,829

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax, calculated on the basis of U.S. GAAP for the fiscal years ended December 31, 2006, 2005 and 2004:

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)

	December 31,
	2006		2005		2004
Statutory income tax rate		35%		35%		35%
Tax provision computed by applying the statutory rate to the income before taxation calculated in accordance with U .S. GAAP		1,136,729		262,616	Ps.	12,018
Tax exempt income		(752,120)		20,377		(266,452)
Valuation allowance		(661,725)		(263,691)		289,858

Actual tax provision under U.S. GAAP	Ps.	(277,116)	Ps.	19,302	Ps.	35,424

Valuation allowance: For 2005 and 2004, the Bank believed it was not more likely than not that it would generate future taxable income sufficient to absorb any of its net deferred tax assets. For that reason, the Bank provided a full reserve of its net deferred tax assets for such years.
During 2006, the Bank received 90.8% of the Hedge Bond and settled the related advance granted by the Argentine Central Bank in cash and through the exchange of government securities. Additionally, the Bank prepaid financial assistance granted by the Argentine Central Bank mainly using the proceeds from the sale of secured loans and government securities. As a result, the Bank reduced substantially the differences between Argentine Banking GAAP and U.S. GAAP and its corresponding deferred tax effect.
The Group had significant accumulated tax loss carryforwards as of December 31, 2006. Based on the analysis performed on the realizability of the tax loss carryforwards, it seems that the Group will recover only a portion of the future net operating tax loss carryforwards with future taxable income. Therefore, the remaining portion of the net operating tax loss carryforwards and presumed minimum income tax is more likely than not to be recovered in the carryforward period and hence a valuation allowance was provided against this amount.
b. Commissions on loans
Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs. In accordance with U.S. GAAP under SFAS 91, loan origination fees net of certain direct loan origination costs should be recognized over the life of the loan as an adjustment of yield or by straight-line method, as appropriate.
c. Intangible assets
Amortization of deferred expenses for setting up branches
Under Argentine Banking GAAP, the Group amortizes deferred expenses for setting up branches over the related lease agreements with a maximum of 60 months. In accordance with SOP 98-5 such start-up costs should be expensed as incurred.
Goodwill
Goodwill recorded on the purchase of regional credit-card companies is being amortized over 10 years for Argentine Banking GAAP purposes.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
According to SFAS 142, as of June 30, 2001, goodwill is no longer amortized. Furthermore, goodwill is reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable
Subsequent to goodwill impairment recorded under U.S. GAAP in 2001, the Group has recorded impairments of different goodwill amounts under Argentine Banking GAAP that have been reversed for U.S. GAAP purposes.
Goodwill amortization, under Argentine Banking GAAP have been reversed for U.S. GAAP purposes.
Software costs
Under U.S. GAAP, SOP 98-1 defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Only the second stage costs should be capitalized. Under Argentine Banking GAAP, the Bank is to capitalize costs relating to all three of the stages of software development.
d. Loan loss reserves
The Bank’s accounting for its loan loss reserve differs in some respects with the practices of U.S. based banks. The most significant differences follow:
     (i) Loan charge offs and recoveries
The Bank records recoveries on previously charged-off loans directly to income and records the amount of charged-off loans in excess of amounts specifically allocated as a direct charge to the income statement. The Bank does not partially charge off troubled loans until final disposition of the loan, rather, the allowance is maintained on a loan-by-loan basis for its estimated settlement value. The banking industry practice in the United States is to account for all charge off and recovery activity through the allowance for loan loss account. Further, loans are generally charged to the allowance account when all or part of the loan is considered uncollectible. In connection with loans in judicial proceedings, resolution through the judicial system may span several years. Loans in judicial proceedings, greater than three years as of December 31, 2006, 2005 and 2004, amounted to Ps. 6,096, Ps. 9,842 and Ps. 63,397, respectively. Under U.S. GAAP purposes these loans were completely provisioned. The Bank also classified loans, many of which are in judicial proceedings, which amounted approximately Ps. 28,800, Ps. 22,800 and Ps. 85,500 as of December 31, 2006, 2005 and 2004, respectively, as uncollectible, although the Bank may hold preferred guarantees. Under U.S. GAAP, these loans would have been charged off. Therefore, the balance of loans and allowance for loan losses would be decreased by these amounts. The Bank’s practice does not affect the accompanying Statements of Income on Shareholders’ equity as the Bank’s reserve contemplates all losses inherent in those troubled loans.
     (ii) Loans – Non-financial national public sector
During the fiscal year ended December 31, 2001, and as a consequence of Decree No. 1387/01, effective as of November 6, 2001, the Bank swapped part of its Argentine public-sector debt instruments, under the Promissory Note/Bond program, for secured loans.
As established by article 20 of the above mentioned decree, the conversion was made at the nominal value, at a rate of exchange of Ps. 1.0 = US$ 1.0 and in the same currency as that of the converted obligation.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
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
     (iii) Loans / Bonds – Non-financial provincial public sector
As of December 31, 2002, the Group offered to exchange certain loans to Argentine provincial governments for loans or securities of the Argentine national government. The exchange was finalized in 2003. As of December 31, 2001, these loans were considered to be impaired under U.S. GAAP in accordance with Statement of Financial Accounting Standards No. 114. Accordingly, the Group established an allowance for loan losses on loans to Argentine provinces as of December 31, 2002.
In 2003, the Bank tendered in the exchange under Decree No.1579/02 its portfolio of loans to provincial governments and pursuant to the option provided by section 3, subsection k of the Decree, opted to receive promissory notes, valued in accordance with Argentine Central Bank Communiqué “A” 3911. The Bank received Bogar Bonds, available for sale securities for FAS 115 purposes, for the provincial loan for which the exchange had been completed at the close of the fiscal year 2003, despite having opted to receive promissory notes.
For U.S. GAAP purposes, since December 31, 2003 and in accordance with EITF 01-07, satisfaction of one monetary asset of the creditor (in this case a loan) by the receipt of another monetary asset (in this case Bogar Bonds) is generally based on the market value of the asset received in satisfaction of the loan. In this particular case, the Bogar Bonds being received is significantly different in structure and in interest rates than the loans swapped. Therefore, such amounts should initially be recognized at their market value. The estimated fair value of the securities received will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss. The difference between the cost basis and the amount expected to be collected will be amortized on an effective yield basis over the life of the bond.
For U.S. GAAP purposes, these Bogar Bonds are classified by the Bank for U.S. GAAP purposes, as available for sale securities and subsequently recognized at market with the unrealized gain or loss recognized as a charge or credit to equity through other comprehensive income. In connection with estimating the fair value of the Bogar Bonds, the Bank used quoted market values.
In 2004, Bogar Bonds were offered by the Bank as collateral for the Hedge Bond. Pursuant to Communiqué “4084”, securities offered should be recorded at the value allowed for purposes of the valuation of guarantees. Following the same rule, the Central Bank required all banks in Argentina to reflect the change in the Bogar Bonds value as an adjustment to prior year retained earnings.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
For U.S. GAAP purposes, the adjustment to retained earnings was reversed pursuant to ABP 20. (See Note 39 (g) “Adjustment to prior year results”)
As of December 31, 2006 and 2005, for U.S. GAAP purposes these Bogar Bonds are recognized at fair value with the unrealized gain or loss recognized as a charge or credit to equity through other comprehensive income. In connection with estimating the fair value of the Bogar Bonds, the Bank used quoted market values.
During 2006, the Group sold Bogar Bonds for a face value of Ps. 2,143,229. Therefore, the 2006 U.S. GAAP net income reconciliation includes Ps. 1,381,216 of gains previously recorded through other comprehensive income, that are being realized and reversed through the income statement, upon the sale of the bonds.
     (iv) Impaired Loans – Non-financial private sector and residents abroad
For the purposes of reporting under U.S. GAAP, the Bank adopted Statement of Accounting Standards No.114, “Accounting for Creditors for Impairment of a Loan” (“SFAS 114”) as amended by Statement of Financial Accounting Standards No. 118, “Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures” (“SFAS 118”). SFAS 114, as amended, requires that the allowance of an impaired loan be based on the present value of expected future cash flows discounted at the loan’s effective interest rate fair value of the loan or the fair value of the collateral, if the loan is collateral dependent. Under SFAS 114, a loan is considered impaired when, based on current information, it is probable that the borrower will be unable to pay contractual interest or principal payments as scheduled in the loan agreement. SFAS 114 applies to all loans except smaller-balance homogeneous consumer loans, loans carried at the lower of cost or fair value, debt securities, and leases.
The Bank applies SFAS 114 to all commercial loans classified as “ With problems”, “Insolvency Risks” and “Uncollectible” or commercial loans more than 90 days past due. The Bank specifically calculates the present value of estimated cash flows for commercial loans in excess of Ps. 500 and more than 90 days past due. For commercial and other loans in legal proceedings, loans in excess of Ps. 500 are specifically reviewed either on a cash-flow or collateral-value basis, both considering the estimated time to settle the proceedings.
The following information relates to the Bank’s impaired loans:

	December 31,
	2006		2005		2004
Total impaired loans	Ps.	460,615	Ps.	784,439	Ps.	776,973

Average impaired loans during the year		586,410		722,172		1,421,478

Total impaired loans with no allowance under U.S. GAAP		10,262		31,718		35,051

Cash payments received for interest on impaired loans, Recognized as income		342		584		4,341

Allowance for impaired loans under SFAS 114		291,882		397,875		379,484
In addition, the Bank has performed a migration analysis for consumer loans and all performing commercial loans based on historic loan payment and classification changes.
     (v) Credit card loans
Grupo Galicia establishes its reserve for credit card loans based on the past due status of the loan. All loans greater than 180 days have been reserved at 50%, in accordance with the rules established by the

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
Argentine Central Bank. Under U.S. GAAP, loans greater than 180 days past due should be charged off. As a result, under U.S. GAAP the charge offs of the credit card portfolio has been increased as of December 31, 2006, 2005, and 2004, by Ps.14,717, Ps. 6,536 and Ps. 4,590, respectively.
e. Government securities and other investments
     (i) Investment securities
The Bank’s government securities and certain other securities that are included under the caption “investment accounts” under Argentine Banking GAAP, are considered as “available for sale” under U.S. GAAP.
Under Argentine Banking GAAP, such securities are valued at cost plus accrued interest where as under U.S. GAAP, these securities are valued at its market value. Unrealized gains and losses are included in other comprehensive income net of taxes.
(ii) Hedge bonds received and to be received in connection with the compensation for foreign currency position and compensatory bonds received and to be received in connection with the compensation for “asymmetric pesification”.
Argentine Central Bank Communiqué “A” 3650 established the regulations necessary to implement the provisions of Decree No.905/02 in connection with the compensation of the negative effects of the conversion into pesos at different exchange rates of financial institutions’ assets and liabilities and the resulting foreign currency mismatches left in their respective balance sheets.
As of December 31, 2004, the Compensatory Bond and Hedge Bond to be received, subject to the final resolution of unresolved matters with the Argentine Central Bank amounted to U$S 2.189,7 million (Compensatory Bond and Hedge Bond amounting to U$S 994.6 million and U$S 1,195.1 million, respectively). In March 2005, the Bank agreed with the Argentine Central Bank the amount of the Compensatory Bond and Hedge Bond to be received in the amount of US$ 2,178.0 million (Compensatory Bond for US$ 906.3 million and Hedge Bond for S$ 1,271.7 million). The difference in the agreed amount and the carrying value of these bonds as of December 31, 2004, did not impact the U.S. GAAP financial results of the Bank.
As of December 31, 2005, the amount of Ps. 4,154,989, for the Compensatory Bond and the Hedge Bond to be received from the National Government, was recorded in “Other Receivables Resulting from Financial Brokerage” under the caption “Compensation to be Received from the National Government”, while as of December 31, 2005, Ps. 650,924 for the securities received as Compensatory Bond was recorded in “Government Securities – Holdings in Investment Accounts”. Furthermore, in 2004, the Bank entered into repurchase transactions amounting to Ps. 374,793 that were recorded under “Other Receivables Resulting from Financial Brokerage” under the caption – “Forward Purchases of Securities Under Repo Transactions” and under “Miscellaneous Receivables”. (See Note 39 (q) “ Repos and Reverse Repos”).
In order to acquire the Hedge Bond, the Bank could enter into an advance with the Argentine Central Bank, with interest payable at CER plus 2%. In the case of the Hedge Bond and the related financing to be obtained from the Argentine Central Bank, the transaction was retroactive to February 3, 2002. The Bank could withdraw its request to acquire the Hedge Bond prior to approval of the Argentine Central Bank and prior to the execution of the transaction.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
In connection with the Bank’s right (but not the obligation) to acquire the Hedge Bond, the Bank had recognized the right to acquire the Hedge Bond at their equivalent value as if the Bank had the associated bonds in its possession, and recognized the associated liability to fund the Hedge Bonds as if the Bank had executed the debt agreement with the Argentine Central Bank. The receivable was denominated in U.S. dollars bearing interest at Libor whereas the liability to the Argentine Central Bank was denominated in pesos with interest being accrued at CER plus 2%, each retroactive to February 3, 2002.
Under U.S. GAAP, the right to acquire the Hedge Bond is not considered an asset under Financial Accounting Standards Board Statement of Concepts No, 6 Elements of Financial Statements (CON 6). Under CON 6, assets are defined as “...probable future economic benefits obtained or controlled by an entity as a result of past transactions or events”. In addition, one of the essential characteristics of an asset is that an entity can obtain the benefit and controls others’ access to it. As of December 31, 2005, the Bank could not obtain the benefit of the Hedge Bond to be acquired until such time as the transaction was approved by the Argentine Central Bank and the Bank remitted funds to the Argentine Central Bank. The liability under U.S. GAAP would be recognized when the Bank entered into the financing arrangement.
In connection with the Compensatory Bond received or receivable by the Bank, such amounts should initially be recognized at their market value for U.S. GAAP purposes.
The Compensatory Bond received by the Bank is classified as available-for-sale and carried at estimated market value with the unrealized gain or loss recognized as a charge or credit to equity through other comprehensive income. In connection with estimating the fair value of the Compensatory Bond, the Bank used quoted market values.
Under U.S. GAAP, the activity of the compensation bonds to be received has been reflected in the income statement considering that the compensation bonds were adjusted to its market value. The activity includes (1) the effect of the exchange rate between the Argentine pesos and the U.S. dollars for the compensation bonds to be received, (2) the cancellation of certain amounts related to the disputes with the Central Bank and (3) the payments made in satisfaction to the deposits held in Uruguay, and foreign debt restructuring.
As of December 31, 2006, the Bank received Boden 2012 Bonds for US$ 1,154,955 of face value, representing 90.8% of the total Hedge Bond. The remaining 9.2% of the Hedge Bond to be received was accounted for at equivalent value for Argentine Banking GAAP purposes, as if the Bank had the associated bonds in its possession, and recognized the associated liability to fund the Hedge Bond as if the Bank had executed the debt agreement with the Argentine Central Bank.
Due to the fact that as of December 31, 2006, the Bank (i) had already received 90.8% of the Hedge Bond, and (ii) that the total amount of Hedge Bond to be received was approved by the Argentine Central Bank, at the end of 2006 the Bank has the ability to obtain and control the benefit of the Hedge Bond. Consequently, the Bank recorded the fair value of such option in accordance with SFAS 133 for U.S. GAAP purposes.
     (iii) External Notes / Discount Bonds and GDP-Linked Units
Under Argentine Banking GAAP, the Discount Bonds and GDP – Linked Units have been recorded at the lower of the total future nominal cash payments up to maturity, specified by the terms and conditions of the new securities, and the carrying value of the securities tendered as of March 17, 2005, equivalent to the present value of the Secured Bonds’ cash flows at that date.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
Under U.S. GAAP, the External Notes were classified as available for sale securities and recorded at market value, with the respective gain or loss being charged to equity through “Other Comprehensive Income” unless any declines are considered “other than temporary decline” where such decreases in values are charged to income.
On November 4, 2004 the Superintendency of Financial Institutions informed the Bank that External Notes cannot be used as collateral for the advance to acquire the Hedge Bond, and that they had to be valued pursuant to Communiqués “A” 3911 and “A” 4084.
Under U.S. GAAP, the change in the estimated fair value of the External Notes for the year ending December 31, 2004 was considered an other than temporary decline in available-for-sale securities pursuant to EITF 03-01.Therefore, the Bank recorded an impairment charge of Ps.163,344.
In January 2005, the Bank accepted the offer to exchange its External Notes, for “Discount Bonds in Pesos” and “GDP-Linked Units” issued under Argentine debt restructuring. The Bank received the new instrument for an original principal amount equal to 33.7% for the External Notes carrying value as of December 31, 2004.
As of December 31, 2006 and 2005, the Discount Bonds were considered available for sale securities for U.S. GAAP purposes and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.
The GDP-linked Unit is considered a freestanding derivative financial instrument under SFAS 133 and carried at fair value with unrealized gains or losses recognized in the income statement.
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
Grupo Galicia’s assets and liabilities would be increased by approximately Ps.1,534,697, Ps. 1,200,279, and Ps. 799,808, had U.S. GAAP been applied at December 31, 2006, 2005 and 2004, respectively.
g. Adjustment to prior year results
As described in Note 36, under Argentine Banking GAAP, the Group recorded adjustments to prior year results as contra equity adjustments. Under U.S. GAAP, APB 20 generally prohibits retroactive restatement of prior year financial statements to reflect accounting changes. As a result, the Group recorded through the year results the amounts reflected as restatement of prior year results.
h. Compensation related to the payment of deposits
Financial institutions have requested the Government for compensation for the losses generated from the payment of deposits pursuant to judicial orders at the free market exchange rate, which was greater than that established by the government for conversion into pesos of the financial institutions’ assets and liabilities.
Through Communiqué “A” 3916, the Argentine Central Bank allowed the recording of an intangible asset for the difference between the amount paid by financial institutions pursuant to judicial orders and the

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
amount resulting from the conversion into pesos of the dollar balance of the deposits reimbursed at the Ps.1.40 per U.S. dollar exchange rate (adjusted by CER and interest accrued until the date of the reimbursement). The corresponding amount must be amortized over 60 months beginning April 2003. As of December 31, 2006 and 2005, the amount recorded under “Intangible Assets”, net of accumulated amortization, was Ps. 367,221 and Ps. 347,777, respectively.
As of the date of preparation of these financial statements, the Supreme Court has not taken any measures to compensate for these issues.
Under U.S. GAAP, the right to obtain this compensation is not considered an asset under Financial Accounting Standards Board Statement of Concepts No. 6 Elements of Financial Statements (CON 6).
i. Transfers of financial assets
Financial trust “Galtrust I”
The financial trust “Galtrust I” was created in October 2000 in connection with the securitization of provincial loans for a total amount of Ps.1,102 million. The securitized loans were from the portfolio of loans granted to provincial governments, guaranteed by the federal tax revenues shared with the provincial governments. This trust was recorded under Argentine Central Bank rules in the “Other Receivables from Financial Brokerage”, account in the financial statements and its balance as of December 31, 2006 and 2005, was Ps. 572 million and Ps. 537 million, respectively. The Bank considers this transaction as a sale under U.S. GAAP, in accordance with FAS 140. Galtrust I debt securities and certificates retained by the Bank are considered as “available for sale securities” under U.S. GAAP and the unrealized gains (losses) on these securities are reported as an adjustment to shareholders’ equity through Other Comprehensive Income, unless unrealized losses are deemed to be other than temporary in accordance with Emerging Issues Task Force No. 99-20. The unrealized loss on the retained interests at December 31, 2001 has been deemed to be other than temporary and such loss has been charged to income. The retained interests were initially recorded at an amount equal to a portion of the previous aggregate carrying amount of assets sold and retained. The portion is determinated based on the relative fair values of the assets sold and assets retained as of the date of the transfer based on their allocated book value using the relative fair value allocation method.
During 2002, the portfolio of loans included and the related retained interest in Galtrust I was subject to the pesification. As a result the retained interest in the trust was converted to pesos at an exchange rate of 1.40 to 1 and the interest rate for their debt securities changed to CER plus 10%. During 2003, Galtrust I had swapped its provincial loans for Secured Bonds (Bogar Bonds). (See Note 39 d. (iii))
For purposes of estimating the fair value of the retained interests in the securitization trusts, valuation models were used which consider certain assumptions in estimating future cash flows and a rate under which the cash flows are discounted.
The credit risk reflected by the subordination of the B note and certificate of participation was taken into account in the discount rate applied by the Bank. The discount rates used as of December 31, 2006, 2005 and 2004 were as follows:
Discount real rate for:

	December 31,	December 31,	December 31,
	2006	2005	2004
Galtrust I Class B Debt Securities	4%	2%	6%
Galtrust I Participation Certificates	5%	2%	7%

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
As of December 31, 2006, 2005 and 2004, the rate was based upon the Bank’s estimate of comparable internal rates of return of other CER-adjusted bonds.
Financial trust “Galtrust II, Galtrust V” and “Galicia Mortgage Loans"
On December 17, 2001 and April 2002, the Bank entered into securitization transactions where the Bank established five different trusts and transferred to the trusts ownership of mortgage loans in exchange for debt securities and residual interests in the trusts.
These transfers were not considered a sale for U.S. GAAP purposes. Therefore, the Bank reconsolidated the loans transferred to the financial trust. Accordingly, the Group valued these loans under SFAS 5, for purposes of determining its loan loss reserve. For Argentine Banking GAAP purposes, the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trusts.
On January 10, 2005, the parties resolved to terminate the Galicia Mortgage Loans trust in advance and redeem the outstanding securities, and all the trust assets were transferred back to the Bank. As a result, mortgage loans for Ps. 172,214 and Ps. 1,508 in cash were reconsolidated into the Bank accounts under Argentine Banking GAAP at that time.
Financial Trust “Secured Loans"
As part of the implementation of the Galicia Capitalization and Liquidity Plan, the “Secured Loans” trust was created. Under this trust, secured loans for Ps. 108,000 were transferred, and Ps. 81,000 in cash and a certificate of participation for Ps. 27,000 were received in exchange.
This transfer was not considered a sale for U.S. GAAP purposes. Therefore, the Bank reconsolidated the loans transferred to the financial trust. Accordingly, the Group valued these loans at their book value before the transfer to the trust (See Note 39d.(ii)). For Argentine Banking GAAP purposes, the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trust.
BG Financial Trust
During 2005, the Group entered into a securitization transaction of commercial and consumer non-performing loans. This transaction was not considered a true sale under U.S. GAAP and therefore it was recorded as a secured borrowing. The Bank reconsolidated the loans for Ps. 200,368, re-established its loan loss reserves under SFAS 5, 114 and 118 for Ps. 109,078, and recognized a liability for the proceeds received in the transaction for Ps. 91,290. For Argentine Banking GAAP, no assets are recognized as of December 31, 2006 and 2005 as all the debt securities and certificates of participations were subscribed by third parties.
Other transfers of financial assets accounted for as sales under U.S. GAAP
The Bank has entered into different securitizations as described in Note 33 to these financial statements that were accounted for as sales under Argentine Banking GAAP. The transfers of financial assets related to the creation of the trusts Galicia Hipotecas Comerciales, Creditos Inmobiliarios Galicia I and II, Galicia Personales II and III, Galicia Prendas Comerciales I, Galicia Leasing I, Tarjeta Nevada II and III, Tarjetas Cuyanas Trust I, II, III and IV, Tarjeta Naranja Trust I, II and III and Tarjetas del Mar – Serie II

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
were considered sales for U.S. GAAP purposes under SFAS N° 140 and for that reason debt securities and certificates retained by the Bank are considered to be “available for sale securities” under U.S. GAAP.
The retained interests were initially recorded at an amount equal to a portion of the previous aggregate carrying amount of assets sold and retained. The portion is determinated based on the relative fair values of the assets sold and assets retained as of the date of the transfer based on their allocated book value using the relative fair value allocation method.
Subsequently, the unrealized gains (losses) on these securities are reported as an adjustment to shareholder’s equity, unless unrealized losses are deemed to be other than temporary in accordance with Emerging Issues Task Force N° 99-20.
The fair value of these retained interests in the trusts is determined based upon an estimate of cash flows to be collected by the Group as holder of the retained interests, discounted at an estimated market rate.
 j. Acceptances
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
The Group’s assets and liabilities would be increased by approximately Ps. 35,353, Ps. 23,938 and Ps. 18,967, had U.S. GAAP been applied as of December 31, 2006, 2005 and 2004, respectively.
k. Year 2000 costs
Under Argentine Banking GAAP, costs related to the Year 2000 project have been capitalized. Under U.S. GAAP costs relating to the Year 2000 project arising from the modification of existing systems are expensed as incurred.
l. Impairment of real estate properties and foreclosed assets
Under Argentine Banking GAAP, real estate properties and foreclosed assets are carried at cost adjusted by depreciation over the life of the assets. In accordance with Statement of Accounting Standards No. 144, “Impairment of Long-lived Assets”, such assets are additionally subject to: recognition of an impairment loss if the carrying amounts of those assets are not recoverable from their undiscounted cash flows and an impairment loss measured as the difference between the carrying amount and fair value of the assets.
The Group evaluates potential impairment loss relating to long-lived assets by comparing their carrying amounts with the undiscounted future expected cash flows generated by the assets over the remaining life of the assets. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the assets. Testing whether an asset is impaired and measuring the impairment loss is performed for asset groupings at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In 2002, the Group determined that the uncertainty of the Argentine economic situation had a significant impact on the recoverability of its long-live assets and evaluated its properties for impairment. An impairment loss was recorded in 2002.
Foreclosed assets are carried at the lower of cost and market. In 2002, the Group recorded a valuation allowance reflecting a decrease in the market values of its foreclosed properties.
In 2006, 2005 and 2004, no additional impairment was recorded in real estate properties and foreclosed assets. The Argentine Banking GAAP amortizations for 2006, 2005 and 2004 of the assets impaired in 2002 have been reversed for U.S. GAAP purposes.
m. Equity investments in other companies
Under Argentine Banking GAAP, the equity investments in companies where significant influence exists are accounted for under the equity method. The remaining investments have been accounted for under the cost method, taking their equity method value as a limit in book value.
In addition, for U.S. GAAP purposes, under SAB 59, the Group should determine if any factors are present that might indicate the fair value of the investment has been negatively impacted during the fiscal year. If it is determined that the fair value of an investment is less than the related company’s value, an impairment of the investment must be recognized.
As of December 31, 2003, the Group evaluated its investments and determined that the estimated fair value of certain investments was lower than the respective book value. Furthermore, based on all available evidence the Group concluded that the carrying amount of the investment would not be recoverable within a reasonable period of time. As a consequence, the impairment was deemed other than temporary. As of December 31, 2004, no additional impairment has been determined for U.S. GAAP purposes. As of December 31, 2005, a new evaluation was made and the group concluded that the carrying amount of certain investments would not be recoverable and so the impairment was deemed other than temporary and booked for U.S. GAAP purposes. As of December 31, 2006, a new evaluation was made and no additional impairment has been determined for U.S. GAAP purposes.
n. Guarantees
Financial guarantee – Exchange of deposits with the financial system II
Pursuant to the decree 1836/02 and the Argentine Central Bank Communiqué “A” 3828, the Bank entered into an exchange offer to exchange restructured deposit certificates (“CEDROS”) for Boden 2012 Bonds and Boden 2013 Bonds. The Boden Bonds offered to the holders of CEDROS are unsecured government bonds denominated in U.S. dollars. As a part of the restructuring, the Bank was required to guarantee the payment of the Boden Bonds to the holders of CEDROS at a price equal to Ps. 1.40 per U.S. dollar adjusted by applying the accumulated CER from February 3, 2002 to the expiration date of the Boden Bonds. The price cannot exceed the Argentine pesos per U.S. dollar free exchange rate at the expiration date of the Boden Bonds.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
Other Financial Guarantees
During 2006 and 2005, the Company entered into different agreements to guarantee lines of credit of customers amounting to Ps. 81,896 and Ps. 65,056, respectively. As of December 31, 2006 and 2005, guarantees granted by the Bank amounted to Ps. 25,131 and Ps. 16,019, respectively.
As of December 31, 2006 and 2005, the Group maintained the following guarantees:

	2006
			Estimated		U.S. GAAP
	Maximum		Proceeds		Carrying
	Potential		From collateral		Amount
	Payments (*)		Recourse		Liability
Exchange of deposits with the financial system II	Ps.	175,923	Ps.	—	Ps.	2,592
Other Financial guarantees		25,131		2,355		188

	Ps.	201,054	Ps.	2,355	Ps.	2,780

	2005
			Estimated		U.S. GAAP
	Maximum		Proceeds		Carrying
	Potential		From collateral		Amount
	Payments (*)		Recourse		Liability
Exchange of deposits with the financial system II	Ps.	184,801		—	Ps.	7,977
Other Financial guarantees	Ps.	16,019	Ps.	1,685	Ps.	8,584

	Ps.	200,820	Ps.	1,685	Ps.	16,561

(*)	The maximum potential payments represent a “worse-case scenario’’, and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.
Under Argentine Banking GAAP, the Bank provisioned the guarantees that are likely to be honored. The amount provided under Argentine GAAP amounted to Ps. 768 and Ps. 3,502 as of December 31, 2006 and 2005, respectively.
Under U.S. GAAP, effective January 1, 2003, the Bank adopted FASB interpretation No. 45 “Guarantor’s Accounting and Disclosures Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others”. As of December 31, 2006 and 2005, the Bank recognized a liability for the fair value of the obligations assumed. The additional amount to be recognized for U.S. GAAP amounted to Ps. 2,012 and Ps. 13,059, as of December 31, 2006 and 2005, respectively.
o. Minority Interest
The minority interest represents the effect of the U.S. GAAP adjustments in the Group’s consolidated subsidiaries. For U.S. GAAP purposes the shareholders’ equity of the Bank is negative.
Therefore, the effect of the U.S. GAAP adjustments related to the minority interest is recognized up to the amount reflected in minority interest for Argentine Banking GAAP.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
 p. Foreign Debt Restructuring
On May 18, 2004, the Group completed the restructuring of its foreign debt. As a result of this restructuring, the Group recorded a Ps.142.5 million gain under Argentine Banking GAAP.
For U.S. GAAP purposes, the restructuring is accounted for in each of two steps. The first step of the restructuring required the holders of the Group’s debt to exchange its old debt for new debt in two tranches. Pursuant to EITF 02-04 “Determining Whether a Debtor’s Modification or Exchange of Debt Instruments is within the scope of FASB Statement No. 15”, the Group did not receive any concession from the holders of the debt and therefore, the first step restructuring was not considered a trouble debt restructuring. Pursuant to EITF 96-19 “Debtors Accounting for a Modification or Exchange of Debt Instruments”, the first step of the restructuring was accounted for as a modification of the old debt and therefore the Group did not recognize any gain or loss. The second step of the restructuring offers the holders of the Group’s debt issued in the first step explained above to exchange it for new securities including cash, Boden 2012 Bonds and equity shares of the Group. Pursuant to U.S. GAAP this second step, the restructuring was accounted for in accordance with FAS 15 “Accounting by Debtors and Creditors for Trouble Debt Restructurings” as a partial settlement of the debt through the transfer of certain assets and equity at its fair value. After deducting the considerations used to repay the debt, FAS 15 requires the comparison of the future cash outflows of the restructured debt and the carrying of the debt at the restructuring date.
Gain on troubled debt restructuring is only recognized when the remaining carrying value of the debt at the date of the restructuring exceeds the total future cash payments of the restructured debt reduced by the fair value of the assets and equity given as payment of the debt. Since the total future cash outflows of the restructured debt exceeds the carrying value of the old debt, no gain on restructuring was recorded under U.S. GAAP.
As a result, under U.S. GAAP, the carrying amount of the restructured debt is greater than the amount recorded under Argentine Banking GAAP. Therefore, under U.S. GAAP, a new effective interest rate was determined to reflect the present value of the future cash payments of the restructured debt.
Furthermore, under U.S. GAAP, expenses incurred in a trouble debt restructuring are expensed as incurred. Expenses related to the issuance of equity was deducted directly from the shareholder’s equity.
During 2006, the Group has sold in the open market Negotiable Obligations maturing 2019 that were kept in own portfolio. For U.S. GAAP purposes these transactions were considered as a new issuance of debt. Consequently, the new debt was initially recorded at fair value (cash received) and was re-measured as of December 31, 2006 to reflect the present value of the future cash payments of the “new issuance”. No gain was recorded under U.S. GAAP in connection with these transactions.
q. Repurchase Agreements and Reverse Repurchase Agreements (“Repos and Reverse Repos”)
During 2006 and 2005, the Bank entered into Repo and Reverse Repo agreements of financial instruments.
Under Argentine Banking GAAP, initial measurement of such agreements implies sale or purchase accounting together with the recognition of an asset and liability due to the investing or financing transaction entered into. For U.S. GAAP purposes, as of December 31, 2005 both assets and liabilities should decrease approximately by Ps. 262,110.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
Consolidated net income

	December 31,
	2006		2005		2004
Net income (loss) as stated	Ps.	(18,914)	Ps.	107,238	Ps.	(109,871)
Prior year’s adjustments recorded under Argentine GAAP (Note 39 g)		—		—		(42,954)
Loan origination fees and costs (Note 39 b.)		(9,855)		(4,899)		1,092
Intangible assets (Note 39 c.):
Amortization of deferred expenses for setting up of branches		(8,607)		(1,238)		4,827
Goodwill amortization		18,612		26,374		20,988
Goodwill impairment		1,226		3,703		3,613
Software costs		(6,281)		(1,266)		(350)
Equity investments in other companies – Impairment (Note 39 m.)		45,442		(22,117)		—
Loss on exchange of National Public Debt (Note 39 d (ii))		591,227		144,050		129,200
Provincial Public Debt (Note 39 d(iii))		1,790,197		(257,013)		(129,396)
Loan impairment – private sector (Note 39 d(iv))		(41,212)		(34,820)		(20,122)
Loan impairment – credit cards (Note 39 d(v))		(8,181)		(1,946)		395
Transfers of financial assets (Note 39 i)		(22,607)		48,233		—
Government Securities and other investments:
Compensatory Bond received (Note 39 e (ii))		(61,261)		214,254		256,117
Compensatory Bond to be received (Note 39 e (ii))		—		159,814		176,796
Hedge Bond (Note 39 e(ii))		812,909		177,915		117,435
Compensation related to the payment of deposits (Note 39 h)		(19,444)		103,651		35,592
Impairment of other available for sale securities (Note 39 e(iii))		21,096		91,095		(162,771)
GDP – Linked Units (Note 39 e(iii))		54,940		10,123		—
Real estate properties asset amortization (Note 39 l.)		1,395		1,395		1,395
Recognition for the fair value of obligations assumed under Financial guarantees issued (Note 39 n)		11,047		(4,146)		62,846
Year 2000 costs (Note 39 k)		—		—		3,005
Troubled Debt restructuring (Note 39 p)		28,039		(28,425)		(287,304)
Reversal of deferred taxes under Argentine GAAP (Note 39 a)		—		—		8,394
Deferred Income tax (Note 39 a)		371,354		—		—
Minimum Presumed Income Tax (Note 39 a )		(47,895)		(32,979)		(87,543)
Minority interest (Note 39 o)		21,686		32,032		17,530

Net income (loss) in accordance with U.S. GAAP		3,524,913		731,028		(1,086)

Average number of shares outstanding (in thousands) (Note 24)		1,240,932		1,241,407		1,185,227
Basic net income (loss) per share in accordance with U.S. GAAP (Note 24)		2.841		0.589		(0.001)
Diluted net income (loss) per share in accordance with U.S. GAAP (Note 24)		2.841		0.589		(0.001)

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
Consolidated shareholders’ equity

	December 31,
	2006		2005
Shareholders’ equity as stated	Ps.	1,608,468	Ps.	1,626,776
Loan origination fees and costs (Note 39 b.)		(11,907)		(2,052)
Intangible assets (Note 39 c.):
Amortization of deferred expenses for setting up of branches		(18,140)		(9,533)
Goodwill amortization		73,904		55,292
Goodwill impairment		(2,237)		(3,463)
Software costs		(8,038)		(1,757)
Equity investments in other companies – Impairment (Note 39 m.)		(14,554)		(59,996)
Loans – non Financial Public Sector – Secured loans (Note 39 d(ii))		(277,466)		(868,693)
Loans / Bonds – non Financial Provincial Public Sector – Bogar Bonds (Note 39 d(iii))		(29,191)		(456,507)
Loan impairment – private sector (Note 39 d(iv))		(31,086)		10,126
Loan impairment – credit cards (Note 39 d(v))		(14,717)		(6,536)
Government securities and other investments:
Compensatory and Hedge Bond received (Note 39 e(ii))		(187,867)		(111,290)
Hedge Bond to be received (Note 39 e(ii))		(45,431)		(858,340)
Compensation related to the payment of deposits (Note 39 h)		(367,221)		(347,777)
Discount Bonds (Note 39 e(iii))		(304,325)		(394,091)
GDP – Linked Units (Note 39 e(iii))		65,063		10,123
Financial assets transferred (Note 39 i)		(257,824)		(293,295)
Minority interest (Note 39 o)		167,185		145,499
Impairment of real estate properties and foreclosed assets (Note 39 l)		(67,155)		(67,155)
Real Estate properties amortization (Note 39 l)		5,580		4,185
Minimum Presumed Income Tax (Note 39 a)		(218,884)		(170,989)
Deferred Income tax (Note 39 a)		371,354		—
Recognition for the fair value of obligations assumed under financial guarantees issued (Note 39 n)		(2,012)		(13,059)
Foreign debt restructuring (Note 39 p)		(287,690)		(315,729)

Consolidated shareholders’ equity (deficit) in accordance with U.S. GAAP	Ps.	145,809	Ps.	(2,128,261)

\

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
Roll forward analysis of shareholders’ equity under U.S. GAAP at December 31, 2006, 2005 and 2004:
Grupo Galicia

					Adjustments to						Other				Total
	Capital		Paid		Shareholders’		Profit Reserves				Comprehensive		Retained		Shareholders’
	Stock		in Capital		Equity		Legal		Other		Income (loss)		Earnings		Equity
Balance at December 31, 2003	Ps.	1,092,407	Ps.	86,568	Ps.	1,418,854	Ps.	29,493	Ps.	—	Ps.	223,143	Ps.	(7,303,801)	Ps.	(4,453,336)

Distribution of retained earnings:
Unrealized appreciation of available-for-sale securities, net of tax and minority interest		—		—		—		—		—		1,048,731		—		1,048,731
Capital Increase		149,000		61,026		—		—		—		—		—		210,026
Net loss for the year under U.S. GAAP		—		—		—		—		—		—		(1,086)		(1,086)

Balance at December 31, 2004	Ps.	1,241,407	Ps.	147,594	Ps.	1,418,854	Ps.	29,493	Ps.	—	Ps.	1,271,874	Ps.	(7,304,887)	Ps.	(3,195,665)

Distribution of retained earnings:
Unrealized appreciation of available-for-sale securities, net of tax and minority interest		—		—		—		—		—		336,376		—		336,376
Absorption approved by the shareholders meeting on April 28, 2005		—		(147,594)		(1,124,600)		(29,493)		—		—		1,301,687		—
Net income for the year under U.S. GAAP		—		—		—		—		—		—		731,028		731,028

Balance at December 31, 2005	Ps.	1,241,407	Ps.	—	Ps.	294,254	Ps.	—	Ps.	—	Ps.	1,608,250	Ps.	(5,272,172)	Ps.	(2,128,261)

Distribution of retained earnings by the shareholders’ meeting on April 27, 2006
Legal Reserve		—		—		—		34,855		—		—		(34,855)		—
Discretionary Reserve		—		—		—		—		72,383		—		(72,383)		—
Unrealized depreciation of available-for-sale securities, net of tax and minority interest		—		—		—		—		—		(1,251,449)		—		(1,251,449)
Premium for trading of shares in own portfolio		—		606		—		—		—		—		—		606
Net income for the year under U.S. GAAP		—		—		—		—		—		—		3,524,913		3,524,913

Balance at December 31, 2006	Ps.	1,241,407	Ps.	606	Ps.	294,254	Ps.	34,855	Ps.	72,383	Ps.	356,801	Ps.	(1,854,497)	Ps.	145,809

Comprehensive income
SFAS 130 “Reporting Comprehensive Income” establishes standards for reporting and the display of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and all transactions, and other events and circumstances from non-owner sources.
The following disclosure presented for the fiscal years ended December 31, 2006, 2005 and 2004, shows all periods restated to conform SFAS 130:

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)

	December 31,
	2006		2005		2004
Income Statement

Financial Income	Ps.	5,436,338	Ps.	2,958,678	Ps.	1,448,708
Financial Expenditures		1,843,574		1,845,929		1,167,444
Net Financial Income		3,592,764		1,112,749		281,264
Provision for Loan Losses		160,262		113,496		209,959
Income from Services		837,340		628,968		530,144
Expenditures from Services		180,408		121,305		92,759
Administrative Expenses		982,843		770,874		615,063
Net Income / (Loss) from Financial Brokerage		3,106,591		736,042		(106,373)
Minority Interests		2,670		(2,577)		3,228
Miscellaneous Income		326,308		282,845		514,606
Miscellaneous Losses		187,772		265,980		377,123
Net Income / (Loss) before Income tax		3,247,797		750,330		34,338
Income Tax		277,116		(19,302)		(35,424)

Net income (loss) under U.S. GAAP		3,524,913		731,028		(1,086)

Other comprehensive income (loss):

Unrealized gains (losses) on securities		(1,251,449)		336,376		1,048,731

Other comprehensive income (loss)		(1,251,449)		336,376		1,048,731

Comprehensive income	Ps.	2,273,464	Ps.	1,067,404	Ps.	1,047,645

Accumulated non-owner changes in equity (accumulated other comprehensive income) as of December 31, were as follows:

	December 31,
	2006		2005		2004
Boden 2012 Bonds – Compensatory Bond		89,441		104,757		269,009
Bogar Bonds		168,908		1,531,789		1,010,200
GalTrust I		(7,443)		(74,673)		(7,335)
Discount Bonds		125,251		56,581		—
Other assets		(19,356)		(10,204)		—

Accumulated other comprehensive income	Ps.	356,801	Ps.	1,608,250	Ps.	1,271,874

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
Concentration of risk – Total exposure to the public sector — Argentine government and provinces
The Group has significant exposure to the Argentine national government and provinces in the form of government securities net positions, secured loans and other debt obligations. As of December 31, 2006 and 2005, the Group had the following bonds and loans outstanding:

	December 31, 2006				December 31, 2005
	Argentine				Argentine
	Banking				Banking
	GAAP		U.S. GAAP		GAAP		U.S. GAAP
Argentine national government loans	Ps.	2,846,253	Ps.	2,576,512	Ps.	5,341,756	Ps.	4,492,662

Argentine provincial debt		366,519		337,328		3,823,299		3,366,792

Other Argentine public-sector receivables		249,223		221,782		340,270		320,673

Galtrust I (securitization of Provincial Loans)		568,095		355,721		536,509		253,418

Compensatory bond received		3,582,858		3,394,991		987,951		876,661

Bonds to be received (1) (2)		401,335		394,531		4,154,989		—

Other (3)		883,280		644,018		1,229.763		845,797

Total	Ps.	8,897,563	Ps.	7,924,883	Ps.	16.414,537	Ps.	10,156,003

(1)	The advance to be requested from the Argentine Central Bank for the acquisition of the Hedge Bond was recorded in “Other Liabilities Resulting from Financial Brokerage – Other”, for Ps. 336,838 as of December 31, 2006. The above-mentioned advance was Ps. 3,296,649 as of December 31, 2005. Under U.S.GAAP, the Hedge Bond and the related advance have been eliminated as of December 31, 2005. As of December 31, 2006 the hedge bond pending to be received and the related advance was accounted for at fair value, as an option contract in accordance with SFAS 133.

(2)	Includes the Hedge Bond to be received as of December 31, 2006 and 2005,.

(3)	Includes bonds such as Fiscal Credit Certificates and other national government bonds.
Risks and Uncertainties
As of December 31, 2006, the Bank’s exposure to the Argentine public sector, including Boden 2012 Bonds corresponding to the Compensatory Bond and the Hedge Bond, represented approximately 37.65% of the total Group’s assets. Although the Bank’s exposure to the Argentine public sector consists of performing assets, the realization of the Bank’s assets, its income and cash flow generation capacity and future financial condition is dependent on the Argentine government ability to comply with its payment obligations.
Argentine Central Bank’s Communiqué “A” 3911 and supplementary regulations state that, as of January 2006, the total exposure of financial institutions to the non-financial public sector must not exceed 40% of their total assets. As of July 2007, the exposure is not to exceed 35%.
In accordance with the regulations, the Bank has presented the corresponding adjustment plan, which was accepted by the Argentine Central Bank on February 28, 2006.
As of December 31, 2006, the Bank was in compliance with the guidelines committed by said plan.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
U.S. GAAP estimates
Valuation reserves, impairment charges and estimates of market values on assets and step up bonds discounting, as established by the Group for U.S. GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on the exchange of government and provincial bonds and on retained interests in securitization trusts were significantly affected by higher discount rates as of December 31, 2003 and 2002. However discount rates decreased as of December 31, 2006, 2005 and 2004. Should the discount rates change in future years, the carrying amounts and charges to income and shareholders’ equity deficit will also change. In addition, as estimates of future cash flows change, so too will the carrying amounts which are dependent on such cash flows. It is possible that changes to the carrying amounts of loans, investments and other assets will be adjusted in the near term in amounts that are material to the Group’s financial position and results of income.
40. Parent only Financial Statements
The following are the unconsolidated balance sheets of Grupo Galicia as of December 31, 2006 and 2005 and the related unconsolidated statements of income, and cash flows for the fiscal years ended December 31, 2006, 2005 and 2004.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
Balance sheet (Parent Company only)

	December 31,
	2006		2005
ASSETS
A. Cash and due from banks
Cash	Ps.	49	Ps.	581
Banks and correspondents		82		69

	Ps.	131	Ps.	650
B. Government and corporate securities
Investments in quoted corporate securities		325,335		—

	Ps.	325,335	Ps.	—

C. Loans
To the financial sector		14,365		—

	Ps.	14,365	Ps.	—

D. Other receivables resulting from financial brokerage
Other receivables not included in the debtor classification Regulations		2,484		238,901
Other receivables included in the debtor classification Regulations		13,089		7,197
Accrued interest receivable included in the debtor Classification regulations		23		26

	Ps.	15,596	Ps.	246,124
F. Equity investment in other companies
In financial institutions		1,208,450		1,316,602
Other		50,327		42,117

	Ps.	1,258,777	Ps.	1,358,719

G. Miscellaneous receivables
Other accrued interest receivables		—		8
Other		2,122		44,644

	Ps.	2,122	Ps.	44,652

H. Bank premises and equipment		3,014		3,066

J. Intangible assets
Goodwill		—		684
Organization and development expenses		14		19

	Ps.	14	Ps.	703

Total Assets	Ps.	1,619,354	Ps.	1,653,914

	December 31,
	2006		2005
LIABILITIES AND SHAREHOLDERS’ EQUITY

O. Miscellaneous liabilities
Directors’ and Syndics’ fees	Ps.	113	Ps.	158
Other		10,773		26,980

		10,886		27,138

Total Liabilities	Ps.	10,886	Ps.	27,138
SHAREHOLDERS’ EQUITY	Ps.	1,608,468	Ps.	1,626,776

Total Liabilities and Shareholders’ Equity	Ps.	1,619,354	Ps.	1,653,914

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
Statement of Income (Parent Company only)

	December 31,
	2006		2005		2004
A. Financial income
Interest on loans granted to the financial sector		54		—		—
Interest on other receivables resulting from financial brokerage	Ps.	665	Ps.	9,700	Ps.	6,911
Net income from government and corporate securities		114,641		238		—
Consumer price index adjustment (CER / CVS)		—		6		9
Other		3,100		279		6,548

	Ps.	118,460	Ps.	10,223	Ps.	13,468

B. Financial expenses
Net loss from government and corporate securities		—	Ps.	—	Ps.	383
Other		53		334		—

	Ps.	53	Ps.	334	Ps.	383

Gross brokerage margin		118,407		9,889		13,085

F. Administrative expenses
Personnel expenses		2,149		2,446		998
Directors’ and syndics’ fees		702		664		249
Other fees		2,033		2,762		1,059
Taxes		704		865		9,392
Other operating expenses		613		1,754		1,384
Other		4,265		4,390		380

	Ps.	10,466	Ps.	12,881	Ps.	13,462

Net Income / (Loss) from financial brokerage	Ps.	107,941	Ps.	(2,992)	Ps.	(377)

H. Miscellaneous income
Net income on long-term investments		—		215,531		—
Loans recovered and allowances reversed		640		1,384		811
Other		1,111		129		991

	Ps.	1,751	Ps.	217,044	Ps.	1,802

I. Miscellaneous losses
Net loss on long-term investments (1)		81,238		—		93,617
Other		1,723		139,197		4,706

	Ps.	82,961	Ps.	139,197	Ps.	98,323

Net Income / (Loss) before tax		26,731		74,855		(96,898)

J. Income tax	Ps.	45,645	Ps.	(32,383)	Ps.	12,973

Net income (loss) for the period	Ps.	(18,914)	Ps.	107,238	Ps.	(109,871)

(1)	Includes the foreign currency position compensation.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
Statement of cash flows (Parent Company only)

	December 31,
	2006		2005		2004
CHANGES IN CASH
Cash at the beginning of the period	Ps.	650	Ps.	540	Ps.	1,164
Increase / (decrease) in cash		(519)		110		(624)

Cash at end of period		131		650		540

Cash provided by (used in) operating activities
Less:
Operating expenses paid		(31,146)		(68,228)		(9,347)
Plus:
Other operating income received		18,387		23,732		10,301

Cash provided by (used in) operating activities	Ps.	(12,759)	Ps.	(44,496)	Ps.	954

Other sources of cash
Dividends		613		350		438
Increase in short-term investment		11,130		46,825		1,030
Other sources of cash		546		161		32

Other sources of cash	Ps.	12,289	Ps.	47,336	Ps.	1,500

Other uses of cash
Increase in short-term loans		—		(635)		(2,223)
Increase in fixed assets		(42)		(17)		(65)
Increase in long-term investments		(7)		(2,078)		(790)

Total other uses of cash	Ps.	(49)	Ps.	(2,730)	Ps.	(3,078)

Increase / (decrease) in cash	Ps.	(519)	Ps.	110	Ps.	(624)

The accompanying condensed financial statements have been prepared in accordance with Argentine Banking GAAP. Certain information and footnote disclosures normally included in financial statements prepared in accordance with Argentine Banking GAAP have been condensed or omitted. The Company’s majority-owned subsidiaries are recorded using the equity method of accounting. The footnotes’ disclosures contain supplemental information relating to the operations of Grupo Galicia; as such, these financial statements should be read in conjunction with the notes to the consolidated financial statements of the Company.
New authoritative pronouncements
In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. We are evaluating the material impact, if any, that the adoption of FIN 48 will have on our consolidated financial statements.
In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2006, 2005 and 2004
(Expressed in thousands of Argentine pesos)
misstatements in the current year’s financial statements. The SAB requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 does not change the guidance in SAB 99, “Materiality”, when evaluating the materiality of misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. There was no effect to the Bank’s financial statements resulting from the adoption of SAB 108.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require fair value measurements, changes the methods used to measure fair value and expands disclosures about fair value measurements. Disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 nullifies the guidance in EITF Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” which prohibited the recognition of gains and losses at the inception of a derivative transaction in the absence of observable market data. SFAS 157 eliminates the use of a blockage factor for fair value measurements of financial instruments trading in an active market. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Early adoption, as of the beginning of an entity’s fiscal year, is also permitted, provided interim financial statements have not yet been issued. We are evaluating the potential impact, if any, that the adoption of SFAS 157 will have on our consolidated financial statements
In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115,” which provides a fair value option to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS No. 159 is effective for the Bank beginning in the 2008 first quarter. We are evaluating the impact that the adoption of SFAS 159 will have on our consolidated financial statements.

EXHIBIT INDEX

Exhibit	Description

1.1	Unofficial English language translation of the By-laws (estatutos sociales). ****

2.1	Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American Depositary Receipt.*

2.2	Indenture, dated as of May 18, 2004, among the Bank, The Bank of New York and Banco Rio de la Plata S.A.**

4.1	English translation of form of Financial Trust Contract, dated April 16, 2002, among the Bank, Banco Provincia de Buenos Aires and BAPRO Mandatos y Negocios S.A.***

4.2	English translation of form of Loan Agreement, dated March 21, 2002, by and between Seguro de Depositos S.A. and the Bank.***

4.4	Form of Restructured Loan Facility (as evidenced by the Note Purchase Agreement, dated as of April 27, 2004, among Banco de Galicia y Buenos Aires S.A., Barclays Bank PLC, the holders party thereto and Deutsche Bank Trust Company Americas).**

4.5	Form of Amendment No. 1 and Waiver to Restructured Loan Facility (as evidenced by the Amendment No. 1 and Waiver to Note Purchase Agreement, dated as of December 20, 2004, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas). ****

4.6	Form of Second Amendment to Restructured Loan Facility (as evidenced by the Second Amendment to the Note Purchase Agreement, dated as of August 25, 2006, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas).

8.1	For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. “Information on the Company––Organizational Structure.”

12.1	Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.2	Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.1	Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2	Certification of the principal financial officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

*	Incorporated by reference from our Registration Statement on Form F-4 (333-11960).

**	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003.

***	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2002.

****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004.