Form 20-F
period 2007-12-31
GRUPO FINANCIERO GALICIA SA
filed 2008-06-27
CIK 1114700

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or

☑	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2007
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
Pablo Firvida, VP Investor Relations
Tel: 54 11 4 343 7528 / Fax: 54 11 4 331 9183, pfirvida@gfgsa.com
Perón 456, 2° Piso C1038AAJ Buenos Aires ARGENTINA
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
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

Class A Ordinary Shares, Ps. 1.00 par value	281,221,650
Class B Ordinary Shares, Ps. 1.00 par value	960,185,367
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
Large accelerated filer ☐            Accelerated filer ☑            Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statemens included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards	Other ☑
As issued by the International Accounting Standards Board ☐
Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

(i)

(continued)

(ii)

PRESENTATION OF FINANCIAL INFORMATION
Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”) is a financial services holding company incorporated in Argentina and is one of Argentina’s largest financial services groups. In this annual report, references to “we”, “our”, and “us” are to Grupo Financiero Galicia and its consolidated subsidiaries, except indication of the contrary. Our consolidated financial statements include the accounts of the following companies:
•	Grupo Financiero Galicia S.A.;

•
Banco de Galicia y Buenos Aires S.A., our largest subsidiary, its wholly-owned subsidiary Banco Galicia Uruguay S.A., which we refer to as “Galicia Uruguay”, and its subsidiaries and other subsidiaries and affiliated companies required to be consolidated under Argentine Banking GAAP, which we refer to as “Banco Galicia” or the “Bank,” except indication of the contrary;

•	Tarjetas Regionales S.A., a wholly owned subsidiary of the Bank, and its operating subsidiaries;

•	Sudamericana Holding S.A., and its subsidiaries;

•	Galicia Warrants S.A.;

•	Net Investment S.A. and its subsidiaries; and

•	Galval Agente de Valores S.A.
We maintain our financial books and records in Argentine Pesos and prepare our financial statements in conformity with the accounting rules of the Argentine Central Bank, which entity prescribes the generally accepted accounting principles for all financial institutions in Argentina. This annual report refers to those accounting principles as “Argentine Banking GAAP.” Argentine Banking GAAP differs in certain relevant respects from generally accepted accounting principles in Argentina, which we refer to as “Argentine GAAP.” Argentine Banking GAAP also differs in certain significant respects from generally accepted accounting principles in the United States, which we refer to as “U.S. GAAP.” See note 33 to our consolidated audited financial statements included in this annual report for a description of the differences between Argentine GAAP and Argentine Banking GAAP, and Item 5A. “Operating Results—U.S. GAAP and Argentine Banking GAAP Reconciliation” and note 34 to our financial statements for reconciliation of the principal differences between Argentine Banking GAAP and U.S. GAAP and reconciliation to U.S. GAAP of our net income and total shareholders’ equity for the three fiscal years ended December 31, 2007.
In this annual report, references to “US$,” “US Dollars,” and “Dollars” are to United States Dollars and references to “Ps. “ or “Pesos” are to Argentine Pesos. The exchange rate used in translating Pesos into US Dollars and used in calculating the convenience translations included in the following tables is the “Reference Exchange Rate” published by the Argentine Central Bank, which was Ps. 3.1510, Ps. 3.0695 and Ps. 3.0315 per US$ 1.00 as of December 31, 2007, December 31, 2006 and December 31, 2005, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into US Dollars at the rates indicated or any other rate.
Our fiscal year ends on December 31, and references in this annual report to any specific fiscal year are to the twelve-month period ended December 31 of such year.
References to the Government are to the Argentine Federal Government unless otherwise indicated.
In 2002, Argentina experienced high inflation. On July 17, 2002, the Government reestablished the practice of restating financial information to account for inflation for periods beginning on or after January 1, 2002. Through Decree No. 664/03, Argentine Central Bank’s Communiqué “A” 3921 and Resolution No. 441/03 of the National Securities Commission (or “CNV”), dated April 8, 2003, the Government eliminated the requirement that financial statements be prepared in constant currency, effective for financial periods ending on or after March 1, 2003. Accordingly, information included in this annual report as of and for the four fiscal years ended December 31, 2007 does not include any effects of inflation accounting. Information included in this annual report as of and for the fiscal year ended December 31, 2003 includes the effects of inflation accounting through February 28, 2003. The Internal Wholesale Price Index (the “WPI” or “IPIM” using its initials in Spanish) published by the National Institute for Statistic and Census (“INDEC”), the index to be used for inflation accounting purposes in accordance with the above-mentioned regulations, increased 0.87% between January 1, 2003 and February 28, 2003. In 2007, 2006 and 2005, the WPI increased 14.56%, 7.14% and 10.67%, respectively.

Unless otherwise indicated, we have derived all deposit and loan market shares and other financial industry information from information published by the Argentine Central Bank.
We have expressed all amounts in millions of Pesos, except percentages, ratios, multiples and per-share data.
In this annual report, we refer to the “2001-2002 crisis” as the series of events that unfolded in Argentina between late 2001 and 2002, a period of great political, economic and social instability, with severe consequences for the Argentine economy by any variable used as a measure, including a banking crisis, and a material negative impact on financial institutions operating in Argentina, including us. The 2001-2002 crisis triggered a series of far reaching measures that produced structural changes in the Argentine economy and legal framework.
Also, in this annual report, “asymmetric pesification” refers to the compulsory conversion in January 2002 of most Dollar-denominated assets and certain Dollar-denominated liabilities held by financial institutions operating in Argentina, into Peso-denominated assets and liabilities at different exchange rates. In addition, “Compensatory Bond” and “Hedge Bond” refer to the bonds that the Government issued to the Bank (as well as to other financial institutions), as compensation for the negative effects of the asymmetric pesification on the Bank’s and other financial institutions’ financial condition. This is more fully described in Item 4. “Information on the Company—Government Regulation—Compensation to Financial Institutions”.
FORWARD LOOKING STATEMENTS
This annual report contains forward-looking statements that involve substantial risks and uncertainties, including, in particular, statements about our plans, strategies and prospects under the captions Item 4. “Information on the Company— Capital Investments and Divestitures,” Item 5 5A. Operating Results—Principal Trends” and Item 5B. Liquidity and Capital Resources.” All statements other than statements of historical facts contained in this annual report (including statements regarding our future financial position, business strategy, budgets, projected costs and management’s plans and objectives for future operations) are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of such words as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “continue” or other similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we do not provide any assurance with respect to these statements. Because these statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely include but are not limited to:
•	changes in general political, legal, social or other conditions in Argentina;

•
changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies, including expected or unexpected turbulence or volatility in domestic or international financial markets;

•	changes in regional, national and international business and economic conditions, including inflation;

•	changes in government regulation, including tax regulations and changes in or failure to comply with banking or other regulations;

•	increased competition in the banking, financial services, credit card services, insurance, asset management and related industries;

•	changes in interest rates which may, among other things, adversely affect margins;

•	a loss of market share by any of our main businesses;

•	a change in the credit cycle and increased borrowers defaults;

•	our inability to sustain or improve our performance;

•	our inability to obtain additional debt or equity financing on attractive conditions or at all, which may limit our ability to fund existing operations and to finance new activities;

•	technological changes, changes in consumer spending and saving habits, successful implementation of new technologies, and

•	other factors discussed under Item 3. “Key Information—Risk Factors” in this annual report.
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
The financial statements for the fiscal years ended December 31, 2004, December 31, 2005, December 31, 2006 and December 31, 2007 do not include any effect for inflation accounting. The financial statements for the fiscal year ended December 31, 2003 include the effects of inflation accounting through February 28, 2003.
The selected consolidated financial information as of December 31, 2007 and December 31, 2006, and for the fiscal years ended December 31, 2007, 2006 and 2005 has been derived from our audited consolidated financial statements included in this annual report. The selected consolidated financial information as of December 31, 2005, December 31, 2004 and December 31, 2003 and for the fiscal years ended December 31, 2004 and December 31, 2003 has been derived from our audited consolidated financial statements not included in this annual report.
You should read this data in conjunction with Item 5. “Operating and Financial Review and Prospects” and our audited consolidated financial statements.

	Fiscal Year Ended December 31,
	2007	2007	2006	2005	2004	2003
	(in millions of US
	Dollars, except as
	noted)(1)
	Unaudited	(in millions of Pesos, except as noted)(1)
Consolidated Income Statement in Accordance with Argentine Banking GAAP
Financial Income	634.1	1,997.9	2,229.8	2,398.6	1,391.6	1,452.1
Financial Expenses	395.7	1,246.7	1,851.6	1,845.9	1,167.4	1,304.8
Net Financial Income (2)	238.4	751.2	378.2	552.7	224.2	147.3
Provision for Losses on Loans and Other Receivables	81.1	255.5	110.9	76.7	190.2	286.4
Income / (Loss) before Taxes	37.3	117.5	75.3	126.5	(66.1)	(221.6)
Income Tax	(22.7)	(71.5)	(94.2)	(19.3)	(43.8)	(0.6)

Net Income / (Loss)	14.6	46.0	(18.9)	107.2	(109.9)	(222.2)

Earnings / (Loss) per Share (in Pesos)	0.012	0.037	(0.015)	0.086	(0.093)	(0.203)
Cash Dividends per Share (in Pesos)	—	—	—	—	—	—
Stock Dividends per Share (in Pesos)	—	—	—	—	—	—
Book Value per Share (in Pesos)	0.423	1.333	1.296	1.310	1.224	1.299

Amounts in Accordance with U.S. GAAP
Net Income / (Loss)	188.2	592.9	3,524.9	731.0	(1.1)	731.3
Basic and Diluted Earnings / (Losses) per Share (in Pesos)	0.152	0.478	2.841	0.589	(0.001)	0.669
Book Value / (Deficit) per Share (in Pesos)	0.061	0.192	0.117	(1.714)	(2.574)	4.077
Financial Income	772.2	2,433.2	5,456.4	2,958.7	1,448.7	2,752.0
Financial Expenses	368.2	1,160.1	1,863.6	1,845.9	1,167.4	1,502.9
Net Financial Income / (Loss)	404.0	1,273.1	3,592.8	1,112.8	281.3	1,249.1
Provision for Losses on Loans and Other Receivables	64.6	203.4	160.3	113.5	210.0	274.6
Income Tax	(29.4)	(92.5)	(277.1)	19.3	35.4	(38.4)

	Fiscal Year Ended December 31,
	2007	2007	2006	2005	2004	2003
	(in millions of US
	Dollars, except as
	noted)(1)
	Unaudited	(in millions of Pesos, except as noted)(1)
Consolidated Balance Sheet in Accordance with Argentine Banking GAAP
Cash and Due from Banks	939.4	2,960.0	2,294.8	1,041.2	988.7	826.2
Government Securities, Net	537.3	1,693.0	3,188.3	5,967.4	5,518.0	6,407.1
Loans, Net	3,681.7	11,601.0	10,525.0	10,557.6	8,439.8	7,507.1
Total Assets	7,244.9	22,828.7	23,615.4	25,638.1	23,652.2	22,823.5
Deposits	4,178.2	13,165.6	10,779.4	8,421.7	6,756.9	5,584.0
Other Funds (3)	2,541.6	8,008.6	11,227.5	15,589.6	15,375.8	15,820.1
Total Shareholders’ Equity	525.1	1,654.5	1,608.5	1,626.8	1,519.5	1,419.4

Average Total Assets (4)	6,770.0	21,332.4	24,614.5	24,238.1	22,725.9	22,530.3

Percentage of Period-end Balance Sheet Items Denominated in Dollars:
Loans, Net of Allowances	15.13	15.13	16.66	9.84	10.42	9.36
Total Assets	27.60	27.60	28.94	26.55	32.92	36.39
Deposits	15.53	15.53	14.13	15.55	20.89	29.67
Total Liabilities	32.84	32.84	30.41	25.81	29.56	36.87

Amounts in Accordance with U.S. GAAP
Trading Securities	151.1	476.2	208.2	790.0	564.7	328.8
Available-for-Sale Securities	1,179.7	3,717.3	5,214.6	5,350.3	3,923.1	3,727.9
Total Assets	7,752.8	24,429.1	24,107.0	19,949.3	17,007.3	14,835.2
Total Liabilities	7,677.2	24,191.0	23,961.2	22,077.6	20,203.0	19,288.5
Shareholders’ Equity (Deficit)	75.6	238.1	145.8	(2,128.3)	(3,195.7)	(4,453.3)

	Fiscal Year Ended December 31,
	2007		2006		2005		2004		2003
	(in millions of Pesos, except as noted)(1)
Selected Ratios in Accordance with Argentine Banking GAAP
Profitability and Efficiency
Net Yield on Interest Earning Assets (5)	4.13%		1.21%		2.38%		1.02%		0.89%
Financial Margin (6)	4.12		1.74		2.53		1.08		0.71
Return on Average Assets (7)	0.37		0.0004		0.59		(0.42)		(0.95)
Return on Average Shareholders’ Equity (8)	2.86		(1.15)		6.83		(7.32)		(14.53)
Net Income from Services as a Percentage of Operating Income (9)	54.86		63.99		48.65		66.06		73.08
Efficiency ratio (10)	77.29		92.80		72.56		94.46		113.91
Capital
Shareholders’ Equity as a Percentage of Total Assets	7.25%		6.81%		6.35%		6.42%		6.22%
Total Liabilities as a Multiple of Shareholders’ Equity	12.80	x	13.68	x	14.76	x	14.56	x	15.08	x
Total Capital Ratio (11)	15.54%		15.03%		20.78%		25.11%		0.00%
Liquidity
Cash and Due from Banks as a Percentage of Total Deposits	22.48%		21.29%		12.36%		14.63%		14.80%
Loans, Net as a Percentage of Total Assets	50.82		44.57		41.18		35.68		32.89
Credit Quality
Past Due Loans (12) as a Percentage of Total Loans	2.77%		2.38%		2.34%		4.97%		11.70%
Non-Accrual Loans (13) as a Percentage of Total Loans	3.14		2.58		3.50		7.74		15.04
Allowance for Loan Losses as a Percentage of Non-accrual Loans(13)	114.05		117.16		111.90		90.51		90.61
Net Charge-Offs (14) as a Percentage of Average Loans	0.65		1.42		1.49		3.77		1.98
Ratios in Accordance with U.S. GAAP
Capital
Shareholders’ Equity (deficit) as a Percentage of Total Assets	0.97%		0.60%		(10.67)%		(18.79)%		(30.02)%
Total Liabilities as a Multiple of Total Shareholders’ Equity	101.61	x	164.33	x	(10.37	)x	(6.32	)x	(4.33	)x
Liquidity
Loans, Net as a Percentage of Total Assets	49.36%		40.10%		50.15%		43.91%		43.32%
Credit Quality
Allowance for Loan Losses as a Percentage of Non-Accrual Loans	132.13		168.58		139.49		84.75		85.98

Inflation and Exchange Rate
Wholesale Inflation (15)	14.56%		7.14%		10.67%		7.87%		1.95%
Consumer Inflation (16)	8.47		9.84		12.33		6.10		3.66
Exchange Rate Variation (17) (%)	2.66		1.25		1.94		1.39		(12.79)
CER (18)	8.50		10.08		11.75		5.49		3.67
CVS (19)	—		—		—		5.32		15.85

(1)
The exchange rate used to convert the December 31, 2007 amounts into US Dollars was Ps. 3.1510 per US$ 1.00. All amounts are stated in millions of Pesos, except inflation, percentages, ratios, multiples and per-share data.

(2)
Net financial income represents mainly income from interest on loans and other receivables resulting from financial brokerage plus net income from government and corporate debt securities, including gains and losses, less interest on deposits and other liabilities from financial intermediation and monetary loss from financial brokerage. It also includes the CER adjustment.

(3)	Includes mainly liabilities with other banks and international entities. Until December 31, 2006, debt with the Argentine Central Bank was also included.

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

(6)	Financial margin represents net financial income divided by average interest-earning assets.

(7)	Net income excluding minority interest as a percentage of average total assets.

(8)	Net income as a percentage of average shareholders’ equity.

(9)	Operating income is defined as net financial income plus net income from services.

(10)	Administrative expenses as a percentage of operating income as defined above.

(11)
Compliance with the capital adequacy rules of the Argentine Central Bank was suspended during 2002 and 2003 (including December 31, 2003). See Item 4.“Information on the Company—Selected Statistical Information—Regulatory Capital.”

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

(14)	Charge-offs plus direct charge-offs minus bad debts recovered.

(15)	As measured by the annual change in the end-of-period WPI or IPIM, as published by INDEC.

(16)	As measured by the annual change in the end-of-period Consumer Price Index (“CPI”) as published by INDEC.

(17)	Annual change in the end-of-period exchange rate expressed in Pesos per US Dollar.

(18)
The “CER” is the “Coeficiente de Estabilización de Referencia,” an adjustment coefficient based on changes in the Consumer Price Index, which became effective February 3, 2002. See Item 4. “Information on the Company—Government Regulation—Main Regulatory Changes since 2002.”

(19)
The “CVS” is the “Coeficiente de Variación Salarial,” an adjustment coefficient based on the variation of salaries, which was effective between October 1, 2002 and March 31, 2004. See Item 4. “Information on the Company—Government Regulation—Main Regulatory Changes since 2002.” The percentage disclosed for fiscal year 2004 corresponds to the variation between January 1, 2004 and March 31, 2004.

Exchange Rate Information
The following table sets forth the annual high, low, average and period-end exchange rates for US Dollars for the periods indicated, expressed in Pesos per Dollar and not adjusted for inflation.

	Exchange Rate(1)
	High	Low	Average(2)(3)		Period-End
	(in Pesos per US Dollar)
2003	3.3625	2.7485	2.9491	(3)	2.9330
2004	3.0718	2.8037	2.9415	(3)	2.9738
2005	3.0523	2.8592	2.9233	(3)	3.0315
2006	3.1072	3.0305	3.0740	(3)	3.0695
2007	3.1797	3.0553	3.1154	(3)	3.1510

December 2007	3.1510	3.1318	3.1397	(2)	3.1510
January 2008	3.1575	3.1282	3.1444	(2)	3.1557
February 2008	3.1695	3.1505	3.1583	(2)	3.1587
March 2008	3.1688	3.1448	3.1558	(2)	3.1653
April 2008	3.1845	3.1520	3.1665	(2)	3.1635
May 2008	3.1812	3.0978	3.1511	(2)	3.0978

(1)	Using closing reference exchange rates as published by the Argentine Central Bank.

(2)	Monthly average of daily closing quotations, unless otherwise noted.

(3)	Based on monthly averages.
As of June 20, 2008, the exchange rate was Ps. 3.0240 for US$ 1.00.

Risk Factors
You should carefully consider the risks described below in addition to the other information contained in this annual report. We also may face risks and uncertainties that are not presently known to us or that we currently deem immaterial, which may impair our business. Substantially all of our operations, property and customers are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing in Argentina. In general, you take more risk when you invest in the securities of issuers from emerging markets such as Argentina than when you invest in the securities of issuers from the United States and certain other markets.
Risk Factors Relating to Argentina
The current economic growth and favorable fundamentals may not be sustainable, which could adversely affect the economy, the financial system and us
Since the second half of 2002, Argentina has experienced several years of high growth of its gross domestic product (“GDP”), based on increasing domestic and external aggregate demand. This high economic growth together with significant increases in international commodity prices, however, have generated pressures on the domestic price system, resulting in increased inflation and excess demand in certain markets including, among others, the energy market and the labor market. This situation has intensified the need for an increase in aggregate investment, in order to expand aggregate domestic supply and support growth, given that capacity utilization is reaching a ceiling. It also points to the need for macroeconomic policy rebalancing, in order to moderate aggregate demand and help keep inflation under control. If the current administration is not capable of implementing the appropriate policies, the economic growth Argentina has experienced since late 2002 may not translate into a sustainable growth process in the long run. Inflation could continue to increase while growth could slow down, with the risk of a “stagflation” scenario and its negative consequences on, among others, employment and real salaries. This would likely have a negative impact on the Argentine economy and on the financial system, including us, our business, financial condition, results of operations and prospects.
Inflation may rise and undermine the economy and our business
During 2005, consumer inflation as measured by the increase in the CPI as published by INDEC was 12.3%, practically doubling that of the prior year, as was also the case in 2004 as compared to 2003. As measured by the variation in the CPI published by INDEC, consumer inflation was 8.5% in 2007 and 9.8% in 2006. However, wholesale inflation in 2007, as measured by the IPIM published by INDEC, doubled that of 2006, reaching 14.6% from 7.1% in the previous year. Other price indices such as those reflecting construction prices and producers’ prices demonstrated similar upward trends in 2007. These rates denote that inflation has been increasing in the last two years despite the decrease in consumer inflation as measured by INDEC, which has generated a significant debate over the correct measurement and the possible understatement of the CPI by INDEC. Inflation may continue to increase or significantly accelerate going forward.
Inflation has risen and may continue to increase in Argentina due to a combination of factors including that: (i) the country’s economy is growing at very high rates, implying strong aggregate demand increases, (ii) growth has been accompanied by a set of relative prices that still requires certain adjustments, given that certain sectors lag significantly behind others with respect to the passing through into prices of the impact of the approximately 71% nominal depreciation of the Peso that occurred in 2002, (iii) the strong economic growth of the last five years has led to an increasing utilization of the country’s available capacity and to the progressive elimination of the “output gap” existing immediately following the 2001-2002 crisis, and (iv) even though aggregate investment has been growing, its effects on aggregate supply generally are not immediate.

In the past, inflation has materially undermined the Argentine economy and the Government’s ability to create conditions that promote economic growth. Also, in the past, high and accelerating inflation has negatively and materially affected the size of the financial business in Argentina and its volume of deposits and loans, weakening the development of financial intermediation activities. High and accelerating inflation rates would again negatively affect aggregate demand and the overall economy’s level of activity and employment, by affecting Argentina’s foreign competitiveness, weakening the Government’s financial condition as well as real wages and weakening aggregate investment and consumption, among others. In addition, inflation would again trigger a flight from the Peso and a decrease in the public’s demand for money, including deposits, and would weaken credit supply, impairing financial intermediation activities. High volatility in economic variables in real terms, high uncertainty and a significant shortening of contract horizons would be other byproducts of high inflation, which would erode economic agents’ planning and decision making capacity and the overall economy’s functioning. All of these factors would adversely affect us, our business, financial condition, results of operations and prospects.
An ongoing dispute over agricultural export taxes could reduce the Argentine economy’s growth rate, which would adversely affect our business
A dispute between the Government and Argentina’s principal farmers’ organizations over recent agricultural export tax increases adopted by the Government has generated uncertainty and lower demand and activity across all of the agribusiness value chain, which has especially affected economic activity in the Interior of the country. This dispute, which has not been resolved yet and the resolution of which is still uncertain, is adversely affecting the overall level of economic activity and is postponing economic agents spending and investment decisions until the dispute is resolved and its final consequences are clarified. It is also reducing Argentina’s commodity exports, which could compromise the Government’s fiscal outlook and has prompted a scenario of financial tightening triggered by capital flight and some reduction in real terms of private-sector deposits and loans in the Argentine financial system as a whole. The outcome of this dispute and its impact on the Argentine economy as a whole in 2008 are not clear yet, but it could result in a slowdown in GDP growth, especially if coupled with rising inflation. This scenario would adversely affect us, our business, financial condition, results of operations and prospects.
In addition, we have a significant credit exposure to the agribusiness and livestock sectors that amounted to approximately Ps. 1,450 million as of March 31, 2008. The scenario described above could lead to a deterioration of our agribusiness customers’ ability to repay the loans that we have granted to them and it could also adversely affect the repayment capacity of our individual customers that reside in agricultural areas or in the Interior of the country in communities that derive their income from providing products and services to agricultural or livestock producers. Any of these scenarios would adversely affect us, our business, financial condition, results of operations and prospects.
A significant devaluation of the Peso may adversely affect the Argentine economy and us
Despite the positive effects on the competitiveness of certain sectors of the Argentine economy of the depreciation of the Peso that occurred in 2002, such depreciation has also resulted in far-reaching negative impacts on the Argentine economy and on businesses and individuals’ financial condition. As an example, the Peso devaluation had a negative impact on the ability of the Government and Argentine companies and financial institutions to repay their foreign currency-denominated debt, led to very high inflation and significantly reduced real wages. A further significant devaluation of the Peso, would likely have similar negative effects on the Government, the financial system, companies and individuals, and would adversely impact us, our business, financial condition, results of operations and prospects.
Argentina’s economy and its real, financial and securities market remain vulnerable to external shocks which could have an adverse effect on the country’s economic growth and on us
Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other emerging market countries. Although economic conditions vary from country to country, investor reactions to events occurring in one country may substantially affect capital flows into other similar countries, including Argentina and the availability of funds for issuers in such countries. Lower capital inflows and declining securities prices negatively affect the real economy of a country through higher interest rates or currency volatility. In the past, Argentina’s economy has been adversely affected by developments in other emerging market countries, such as events that occurred in Mexico in 1994 and the financial crises of several Asian economies between 1997 and 1998, which triggered the above mentioned effects in Argentina. Similar developments are likely to affect the Argentine economy in the future.

In addition, Argentina may also be affected by the economic conditions of major trade partners, such as Brazil, or countries such as the United States, that are significant trade partners and/or have influence over world economic cycles. If interest rates rose significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth. In addition, if these countries, which are also Argentina’s trade partners, fell into a recession as a result of higher interest rates or other reasons, the negative effect on the Argentine economy would stem from a decrease in Argentine exports, which would reduce the country’s economic growth. All of these factors would have a negative impact on us, our business, operations, financial condition and prospects.
Currently, the world’s economy is experiencing the effects of the crisis that unfolded in mid 2007 as a result of the disruption of the United States’ subprime mortgage market, which has triggered liquidity issues for United States’ and European financial institutions, a tightening credit context and a slowdown of industrial economies, high volatility and uncertainty in the international financial and capital markets, and the reversal of portfolio capital flows into certain emerging markets, including Argentina. As a result, certain emerging markets’ sovereign risk premiums have increased significantly since mid 2007, including Argentina. The final impact of this crisis on the liquidity of international markets and interest rates, the growth of the world’s economy and trade, international commodity prices, and capital flows into emerging markets, among others, and the manner in which these outcomes affect the Argentine economy are difficult to predict. However, this crisis could trigger a less favorable or an unfavorable international environment for Argentina, forcing domestic policy adjustments, which could trigger lower growth and adversely affect us, our business, financial condition, results of operations and prospects.
A decline in international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth and on us
Argentina’s financial recovery from the 2001-2002 crisis has been significantly assisted by the increase in commodity prices, including its main commodity exports, such as soy. High commodity prices have contributed to the increase in the value of Argentine exports since the third quarter of 2002 and to high Government revenues from taxes on exports. The prices of the primary goods that Argentina exports are at record levels. If international commodity prices decreased significantly, the growth of the Argentine economy, as well as its exports, could be adversely affected. Such occurrence would have a negative impact on the levels of Government revenues and the Government’s ability to service its debt, and could either generate recessionary or inflationary pressures, depending on the Government’s reaction. Either of these results would adversely impact us, our business, financial condition, results of operations and prospects.
Argentina’s ability to obtain financing from international markets and direct-foreign investment is limited, which may have negative effects on the Argentine economy and on us
Argentina’s default on most of its foreign debt in late 2001, its delay in restructuring its defaulted foreign debt, which was only completed in the first half of 2005, the existence of holdout creditors who did not accept the Government’s restructuring offer (holders of approximately US$ 20 billion of debt, mainly from the United States, Italy and Germany), litigation initiated against Argentina by such holdout creditors and by foreign shareholders of certain Argentine companies for significant amounts before the International Centre for Settlement of Investment Disputes (“ICSID”), as well as Argentina’s delay in engaging in conversations in order to reach an agreement on the terms and conditions for the repayment of its approximately US$ 6 billion unpaid debt with the Paris Club (an informal group of countries, among which are the main European countries, that lend to certain other countries and of which financial officials meet in Paris), could prevent the Argentine Government and the country’s private sector from obtaining fluid access to financing from the international capital markets and direct-foreign investment. The claims initiated before ICSID and lawsuits initiated by holdout creditors may result in material judgments against Argentina, as well as in attachments of or injunctions against assets of Argentina. As a result of all of the above, the Government could lack the financial resources necessary to promote growth and a better income distribution, and direct foreign investment and domestic investment from the private sector required for the same purposes could be lower than that required, due to the lack of financing.

If Argentina does not fully recover its ability to access financing from international markets and attract direct foreign investment, there is a risk that it may lack sufficient capital in order to sustain an investment rate capable to support sustained high economic growth with low inflation. The country’s fiscal balance could be affected, which could lead to higher inflation and could negatively affect the Government’s ability to implement economic policies that would foster economic growth and a better income distribution. If a sustained growth cycle is not achieved, economic instability could resume. All of these events would have an adverse effect on the Argentine economy and financial system, as well as on us, our business, financial condition, results of operations and prospects.
The foreign exchange market is subject to controls that restrict our access to foreign currency and our access to foreign funds and more restrictive measures could be implemented in the future that would adversely affect our business operations
At the end of 2001 and in 2002, the Government and the Argentine Central Bank established controls over the foreign exchange market and over capital transfers abroad, substantially limiting the ability of companies operating in Argentina to retain foreign currency or make debt payments abroad. The existence of such controls and the then and currently prevailing significant surplus in the country’s trade balance contributed to an appreciation of the Peso and to the increased availability of foreign currency, which in turn resulted in the easing of many of these restrictions. However, restrictions still exist that limit access to the foreign exchange market by residents and non-residents, including us, to certain monthly amounts and their and our ability to make transfers of foreign currency and payments abroad. In addition, the Government issued a decree in June 2005 that established new controls and restrictions in connection with capital inflows, including the requirement that 30% of funds remitted to Argentina remain deposited in a domestic financial institution for one year without earning any interest. This measure increases the cost of obtaining foreign funds and limits access to these funds. For more information, see Item 4. “Information on the Company—Government Regulation—Foreign Exchange Market.”
In an economic environment where access to local capital is substantially constrained, these controls could have a negative effect on the Argentine economy and on our business, by limiting the ability of economic agents operating in Argentina to obtain foreign financing. Moreover, the Argentine authorities could again establish more severe restrictions on the foreign exchange market and on capital movements from and into Argentina, among others, in the future, in response to significant capital outflows or to a significant depreciation of the Peso. These restrictions may hamper foreign investors’ ability to receive payments in connection with debt or equity securities of Argentine issuers, such as us, or more severely restrict our access to the foreign capital markets, both of which could adversely impact us, our business, financial condition, results of operations and prospects.
Volatility of the regulatory environment in Argentina could continue to be high and future Argentine governmental policies could adversely affect the Argentine economy as a whole as well as financial institutions such as us
The Government has historically exercised significant influence over the country’s economy and financial institutions in particular have operated in a highly regulated environment for extended periods of time. In addition, Argentina’s regulatory environment has been volatile. The lack of a stable regulatory environment has imposed limitations on the operation of the economy as a whole, including the financial system. During the 2001-2002 crisis, Argentina experienced a deep economic and financial crisis, social unrest and political turmoil. As a result, the Government took a series of far reaching measures that produced radical structural changes in the Argentine economy and legal framework. Laws and regulations currently governing the economy or the financial sector may change in the future. Future Government policies may include nationalization, forced renegotiation or modification of existing contracts and debt obligations, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting international trade and investment. Future changes in the regulatory environment and Government policies may adversely affect the economy and financial institutions in Argentina, including us, as well as our business, financial condition, results of operations and prospects.

Risk Factors Relating to the Argentine Financial System
The negative consequences of the 2001-2002 crisis on the profile and activities of the financial system may not be overcome in the short term or at all
Immediately after the 2001 and 2002 crisis, the financial system temporarily practically ceased acting as an intermediary between savings and credit. Even though the financial system’s private sector deposits and loans have increased substantially from the low levels of 2002, financial depth in Argentina (measured by the ratio of the total financial system’s private-sector deposits and loans to GDP), remains low when compared to the levels displayed by comparable countries, such as other Latin American countries, and with past levels recorded in Argentina itself, especially in the case of loans to the private sector. Such loans represented approximately 13% of the Argentine GDP at the end of 2007, as compared to approximately 23% at the end of 1999. The time period necessary for the Argentine financial system’s credit activity to return to pre-crisis relative levels remains uncertain.
In addition, even though deposits in the financial system are increasing at high rates, most new deposits are either sight or short-term time deposits. The sources of medium and long-term funding for financial institutions are currently limited, and have consisted, to a large extent, in the securitization of loan portfolios, which implies a growing commercial banking disintermediation. Due to these reasons, and to the characteristics of credit demand, the loan expansion recorded since 2004 was largely based on short-term loans to individuals and companies.
For the financial system to be able to reach an adequate financial depth level and, at the same time, develop a medium and long-term credit business without having to assume excessive risks in terms of maturity gaps several developments should materialize, including, principally: (i) growth in deposits and loans would need to continue over time, (ii) the terms of assets and liabilities in the Argentine financial system would need to be extended, (iii) the public’s confidence in the Argentine financial system would need to increase to levels enabling the country’s savings to be channeled to the financial system to a greater extent than at present, and (iv) a process of sustained growth with macroeconomic and legal stability would be needed. These trends may not materialize and, even if they do, financial intermediation activities may not develop to the extent needed nor attain the necessary volume so as to allow the recurrent income generation capacity of Argentine financial institutions, including us, to improve substantially or the expansion of the credit business beyond short-term lending.
The current low credit risk environment could deteriorate, which would have a negative impact on financial institutions’ profitability as well as on ours
After the 2001-2002 crisis, the asset quality ratios of Argentine financial institutions in general improved and in the last years the Argentine financial system enjoyed a period of very low credit risk in historical terms. The continuity of such scenario depends on the continuity of the Argentine economy’s growth. Should growth significantly slow down or if economic activity experiences a downturn, borrowers’ performance could deteriorate, as would several of the factors behind the positive credit environment, such as improving employment levels and real wages and low interest rates, among others. Also, even if the Argentine economy continues to grow, if inflation continues to rise it could also affect real wages and employment levels and trigger nominal interest rates increases, all of which would weaken credit demand and borrowers’ repayment capacity. In addition, individuals’ indebtedness has increased significantly in the past years, which could trigger a deterioration in their repayment ability, especially if coupled with a tightening financial scenario. Also, legacy loans from the 2001-2002 crisis have reached a very low level and, therefore, no material further positive effect on credit quality ratios would be derived from further improvement thereof.
Improvement in the credit risk environment after the 2001-2002 crisis and the low credit risk environment of the recent years have had a positive impact on financial institutions’ profitability as they have translated into low loan loss provisions as well as above average income from loan recoveries and reversal of loan loss provisions in connection with legacy loans. As a result, credit losses, both consumer and wholesale, have been among the lowest in Argentina’s recent history. In a tougher credit environment, coupled with the fact that above average income from the recovery of legacy loans and the reversal of loan loss reserves on such loans is reaching an end, credit losses could rise, which may require increases in loan loss reserves, which would most likely have a negative impact on financial institutions’ profitability as well as on ours.

Judgments against financial institutions in connection with the pesification and restructuring of deposits in 2002 may result in a deterioration of financial institutions’ deposit base and liquidity, including ours
As a consequence of the application by financial institutions of emergency measures implemented by the executive branch of the Government during and in respect of the 2001-2002 crisis, which mandated the pesification of deposits originally denominated in Dollars and the restructuring of such deposits, in 2002 individuals and entities initiated a significant number of legal actions (known as “amparo claims”) against financial institutions, including the Bank, on the basis that these measures violated their constitutional and other rights. Most appellate and lower courts have declared the above-mentioned emergency measures unconstitutional and, as a result, financial institutions have been required to reimburse the relevant Dollar-denominated deposits, or their equivalent in Pesos, at the then current free market exchange rate.
These rulings resulted in a significant withdrawal of deposits from the financial system and the Bank in 2002 and in significant losses for financial institutions to date, including us, as these institutions have had to reimburse the restructured deposits (mostly Dollar-denominated deposits before pesification, referred to herein as the “Reprogrammed Deposits”) at market exchange rates rather than at the rate at which the deposits were pesified and booked in accordance with the applicable regulations. Pursuant to Argentine Central Bank rules, the losses from the above-mentioned court rulings were deferred and began to be amortized over a five-year period. The negative impact of these losses on financial institutions’ capital has been significant. The Government has not provided compensation for these losses and has expressed that it does not intend to do so.
The Argentine Supreme Court of Justice, or the “Argentine Supreme Court”, has issued several rulings in connection with the pesification of deposits, which referred to particular cases, with different implications. Also, under Argentine law, Argentine Supreme Court rulings are not precedent setting for lower courts and, therefore, whether these rulings will be followed in similar cases to be heard by lower courts is uncertain. As a consequence of the foregoing, the final resolution of such cases is uncertain. However, if an increasing number of new adverse judgments against financial institutions such as us would materialize, financial institutions, including us, could incur further significant losses and their and our financial condition could be adversely impacted.
New limitations on creditors’ rights in Argentina and to the ability to foreclose on certain guarantees and collateral may adversely impact financial institutions such as us
In order to protect debtors, who were affected by the 2001-2002 crisis, the Government passed various laws and regulations temporarily suspending the ability of creditors to foreclose on collateral and to exercise their rights pursuant to guarantees and similar instruments. Such regulations have restricted Argentine creditors, such as us, from initiating collection actions or lawsuits to recover on defaulted loans. Even though these rules have ceased to be applicable, under an adverse economic environment or other circumstances, the Government may pass new rules and regulations affecting the ability of creditors to enforce their rights pursuant to debt agreements, guarantees and similar instruments, which new rules and regulations may have an adverse effect on the financial system and our business.
Certain administrative proceedings being initiated by Argentine provincial tax authorities against financial institutions could generate losses for such institutions, including us
Certain provincial authorities have initiated administrative proceedings against financial institutions in order to collect certain local taxes levied on financial institutions’ gross income obtained in 2002 and thereafter. The amounts that provincial tax authorities seek to collect in these administrative proceedings in relation to the gross income generated in 2002 by financial institutions are significant, as such authorities are including in the taxable income those gains obtained by financial institutions in connection with the compensatory bonds that the Government made available to them in order to compensate them for the losses that they would otherwise have incurred as a consequence of the policies implemented by the Government to deal with the 2001-2002 crisis, particularly the asymmetric pesification. Although if the final outcome of these administrative proceedings is still highly uncertain, as is the number of provincial authorities that will initiate such proceedings and when, these proceedings could generate losses for financial institutions, including us, during fiscal year 2008.

Risk Factors Relating to us
Since we are a holding company, our ability to pay cash dividends depends on the ability of our subsidiaries to pay dividends to us
We are a holding company and, as such, we conduct all of our operations through our subsidiaries. As such, dividends or other intercompany transfers of funds from subsidiaries are expected to be our primary source of funds to pay for expenses and dividends. Banco Galicia is our most significant subsidiary. As of December 31, 2007, Banco Galicia’s consolidated assets represented 98.7% of our consolidated assets. While we do not anticipate that we will conduct operations at the level of the holding company, any expenses we incur at such level, in excess of certain minimum amounts, will reduce amounts available to be distributed to our shareholders. The ability of our subsidiaries to pay dividends and make other payments to our holding company will depend on their results of operations and financial condition and may be restricted by, among other things, applicable corporate and other laws and regulations and contractual limitations. In addition, our ability to pay dividends will be subject to legal and other requirements.
We have not received dividends from Banco Galicia since October 2001. In addition, Banco Galicia is restricted from paying dividends as, among other things, under Argentine Central Bank regulations it must reduce its retained earnings available to be distributed as cash dividends, among others, by the difference between the market value and the carrying value of all of its public-sector assets, after netting the legal reserve and other reserves established by Banco Galicia’s bylaws. Also, the loan agreements entered into by Banco Galicia, as part of the restructuring of its debt denominated in foreign currency and subject to foreign law (the Bank’s “foreign debt”), limit its ability to pay dividends. See Item 8. “Financial Information—Dividend Policy and Dividends—Dividend Policy.”
Our ability to repay indebtedness at the holding company level may be impaired due to the lack of liquidity at such level
We conduct our business through our subsidiaries and, therefore, at the holding company level we do not have significant operations or material assets of our own other than the capital stock of our subsidiaries, a mandatory deposit of 30% of the principal amount of our outstanding bank loan, which matures at the same time as the due date for the first payment on such bank loan, and subordinated debt issued by the Bank in a principal amount of US$ 10.2 million. Excluding such assets, our ability to repay our indebtedness, at the level of the holding company, is dependent on the cash flows generated by our subsidiaries and their ability to make cash distributions. In the absence of such dividend payments, we may need to seek other funding sources in respect of such indebtedness, which may not be available to us or at reasonable prices.
Our subsidiaries do not have any obligation to pay amounts to us so that our indebtedness at the holding company level can be repaid or to make funds available for that purpose. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions, as well as our subsidiaries’ financial condition and operating requirements may limit our ability to obtain cash from our subsidiaries. Furthermore, the Bank’s ability to pay dividends or make other intercompany payments is limited by Argentine Central Bank’s rules and certain financial covenants. See “—A breach of any of the covenants under the Bank’s debt agreements entered into by the Bank and us as part of the restructuring of the Bank’s foreign debt in 2004 could result in the occurrence of an event of default under these agreements” and Item 8. “Financial Information—Dividend Policy and Dividends.” In the absence of dividend payments, we may not have sufficient liquidity to repay our outstanding indebtedness.
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
We are subject to corporate disclosure and accounting standards that may limit the information available to our shareholders
A principal objective of the securities laws of the United States, Argentina and other countries is to promote full and fair disclosure of all material information of companies issuing securities. However, there may be less publicly available information about us than is regularly published by or about listed companies in certain countries with more developed capital markets, such as the United States. While we are subject to the periodic reporting requirements of the United States’ Securities Exchange Act of 1934, as amended, or the “Exchange Act”, the periodic disclosure required of non-United States’ issuers under the Exchange Act is more limited than the periodic disclosure required of United States’ issuers. Furthermore, we are not required to comply with the United States Securities and Exchange Commission’s (or “SEC”) proxy rules in connection with shareholders’ meetings.

In addition, we maintain our financial books and records in Pesos and prepare our financial statements in conformity with Argentine Banking GAAP, which differs in certain respects from Argentine GAAP and U.S. GAAP. See Item 5A. Operating Results—U.S. GAAP and Argentine Banking GAAP Reconciliation” and note 34 to our consolidated audited financial statements included in this annual report for a description of the principal differences between Argentine Banking GAAP and U.S. GAAP.
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
United States’ holders of our class B shares may not be able to exercise preemptive and accretion rights
Under Argentine law, holders of our ordinary (common) class B shares (including shares underlying our ADSs) (the “class B shares”) have preemptive and accretion rights with respect to future issuances of class B shares. United States’ holders of our class B shares may not be able to exercise such preemptive and accretion rights unless a registration statement under the Securities Act of 1933 is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to such rights or the shares related thereto. Therefore, if we elect not to file a registration statement with respect to such rights or if an exemption from registration is not otherwise available, a United States’ holder of class B shares (including those underlying our ADSs) may not be able to exercise such rights. In addition, the depositary may not be able to sell such rights and distribute the proceeds thereof to a United States’ holder of class B shares (including those underlying our ADSs) as contemplated in the Depositary agreement, in which case such rights may lapse.
The concentration of our assets in Argentine public-sector debt instruments is high, which makes our future financial condition strongly dependent on the Government’s credit quality and ability and willingness to comply with its repayment obligations
As of December 31, 2007, our exposure to the Argentine public sector (as shown under Item 5A. “Operating Results—Exposure to the Argentine Public Sector”), amounted to approximately Ps. 6,120.8 million, representing 26.8% of our total assets. Therefore, the value of our assets, our income and cash flow generation capacity and our future financial condition is strongly dependent on the Government’s ability to comply with its payment obligations in respect of these public-sector assets. In turn, the ability of the Government to comply with its payment obligations with respect to such public-sector assets is dependent on, among other things, its ability to establish an economic policy that is successful in promoting sustainable economic growth in the long run, generating tax revenues and controlling public expenses, all or some of which may not occur.
We carry a significant portion of our public-sector assets at values that do not reflect their market value, which is substantially lower than their respective book value
We carry our public-sector assets under Argentine Banking GAAP, in accordance with Argentine Central Bank valuation rules, as explained under Item 4. “Information on the Company—Selected Financial Information—Government and Corporate Securities—Valuation,” and Item 5A. “Operating Results—Critical Accounting Policies—Government Securities and Other Accounts Receivable with the Government.” The book values of our positions in Préstamos Garantizados Nacionales (loans issued by the Government or “Secured Loans” to restructure bank loans during and after the 2001-2002 crisis), Boden 2012 Bonds (bonds issued by the Government as compensation for the asymmetric pesification), and Discount Bonds in Pesos and GDP-Linked Negotiable Securities (issued by the Government as part of the restructuring of its foreign debt in 2005) are greater than their respective quoted market values.

The difference between the aggregate book value of the above-mentioned assets and their respective aggregate market value as of December 31, 2007, amounted to Ps. 670.0 million, as explained under Item 4. “Information on the Company—Selected Financial Information—Government and Corporate Securities.” As market conditions change, adjustments to the market value of the above-mentioned assets are not reflected in our financial condition. Future sales or settlements of these assets will reflect the market conditions at the time and may result in losses, representing the difference between the settlement amount and the then carrying value, thereby adversely affecting our financial results.
Our net position in CER-adjusted assets exposes us to increases in the real interest rate
The policies implemented by the Government to address the 2001-2002 crisis created mismatches between our assets and liabilities in terms of currency, yield and maturities. Currently, we carry a net position in CER-adjusted assets (the CER is a coefficient based on the variation of consumer prices), which bear fixed interest rates over CER-adjusted principal. This position is funded by Peso-denominated liabilities (with no principal adjustment linked to inflation), bearing market interest rates and repricing, mainly, in the short term. See Item 5A. “Operating Results—Currency Composition of Our Balance Sheet.” This mismatch exposes us to the fluctuations in real interest rates, with an adverse impact on income resulting from a significant increase in real interest rates paid on our Peso-denominated liabilities, which occurs when nominal interest rates increase more than the consumer inflation rate published by INDEC.
A breach of any of the covenants under the Bank’s debt agreements and the agreement entered into by the Bank and us as part of the restructuring of the Bank’s foreign debt in 2004 could result in the occurrence of an event of default under these agreements
The loan agreements and indenture entered into by the Bank as part of its foreign debt restructuring in May 2004, include certain covenants that, among other things, restrict the Bank’s ability to pay dividends on stock or purchase its stock or the stock of its subsidiaries or use the proceeds of the sale of certain assets or from the issuance of debt or equity securities. Some of these agreements also require that the Bank maintain specified financial ratios. We agreed to maintain certain corporate governance standards and to provide the Bank’s creditors with certain financial information and reports on a quarterly and annual basis. A breach of any of these covenants or the Bank’s inability to maintain the required ratios could result in an event of default under these agreements. In the event of a default, the relevant lenders could elect, among other options, to declare the Bank’s indebtedness, together with accrued interest and other fees, to be immediately due and payable. For more information see Item 10. “Additional Information—Material Contracts.”
It may be difficult for us to fully overcome all of the residual negative effects of the 2001-2002 crisis
Our income generation capacity was negatively affected by the 2001-2002 crisis, especially our capacity to generate financial income. It is difficult to predict whether we will be able to increase our level of activity and loan origination to the private sector so as to generate sufficient increased financial revenue and income from services in order for our operating results to more than offset losses from the amortization of amparo claims, the negative margin on our matched position in foreign currency resulting from the low yield of our Boden 2012 Bonds and the losses from the valuation of public-sector assets in accordance with Argentine Central Bank rules, which establish a progressive convergence to market values. Demand for fee-related products and services as well as for credit is increasing in Argentina, together with the growth of the economy. However, demand for financial products and credit may not continue to increase or may not increase to the extent or at the necessary pace. In addition, we may not be able to sufficiently increase our business volume or margins between lending and borrowing could decrease or be insufficient for our operating income to exceed the above-mentioned losses. Also, lower economic growth would have a negative impact on credit quality and credit losses. Therefore, we may not be able to increase our operating results in the required amount or at the required pace in order to offset these losses.

Increased competition and consolidation in the banking industry may adversely affect our operations
As a result of and following the 2001-2002 crisis, there has been significant consolidation in the Argentine financial/banking market. Consolidation is likely to continue in the near future creating stronger and larger competitors capable of providing better products at more competitive prices. In addition, the financial system’s recent growth and growth prospects have generated increased competition from all banks operating in Argentina. If competition and consolidation intensify our results of operations and our income generation capacity could be adversely affected through lower margins and prices and/or by a reduction of our volume of operations and market share.
Item 4. Information on the Company
Overview
Grupo Financiero Galicia is a financial services holding company incorporated on September 14, 1999, as a “sociedad anónima” (“a stock corporation”) under the laws of Argentina. As a holding company we do not have operations of our own and conduct our business through our subsidiaries. Banco Galicia is our main subsidiary and one of Argentina’s largest full-service banks. Through the operating subsidiaries of Tarjetas Regionales S.A., a holding company wholly owned by the Bank, we provide proprietary brand credit cards and consumer finance services throughout Argentina. Through Sudamericana Holding S.A. and its subsidiaries or “Sudamericana” we provide insurance products in Argentina. We directly or indirectly own other companies providing financial related products as explained herein. We are one of Argentina’s largest financial services groups with consolidated assets for Ps. 22,828.7 million as of December 31, 2007.
Our objective is to consolidate our position as one of Argentina’s leading comprehensive financial services providers while continuing to strengthen Banco Galicia’s position as one of Argentina’s leading banks. We seek to broaden and complement the operations and businesses of Banco Galicia, through holdings in companies and undertakings whose objectives are related to and/or can produce synergies with financial activities. Our non-banking subsidiaries operate in financial and related activities that Banco Galicia cannot undertake or in which it is limited to invest in due to restrictive banking regulations.
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
Organizational Structure
The following table illustrates our organizational structure as of December 31, 2007. Percentages indicate the ownership interests held. All of the companies shown in the chart are incorporated in Argentina, except for:
•	Galicia Uruguay, incorporated in Uruguay and currently not an operating financial institution;

•	Galval Agente de Valores S.A. or “Galval”, incorporated in Uruguay;

•	Galicia Pension Fund Ltd. and Galicia (Cayman) Ltd. or “Galicia Cayman”, incorporated in the Cayman Islands;

•	Net Investment BV (in liquidation), incorporated in the Netherlands; and

•	Tarjeta Naranja Dominicana S.A., incorporated in the Dominican Republic.

Grupo Financiero Galicia S.A.
87.5%
87.5%
87.5%
94.66%
100%
Galicia Warrants S.A.
Sudamericana Holding S.A.
Net Investment S.A.
Banco de Galicia y Buenos Aires S.A.
Galval Agente de Valores S.A.
12.5%
12.5%
12.5%
99.99%
Galicia Seguros S.A.
100%
Net Investment BV (in liquidation)
100%
Banco Galicia Uruguay S.A.
65.34%
99.99%
Galicia Retiro Compañía de Seguros S.A.
34.66%
Galicia Cayman Ltd.
100%
Galicia Pension Fund Ltd.
99.99%
Sudamericana Asesores de Seguros S.A.
Galicia Valores S.A. Sociedad de Bolsa
99.99%
Galicia Factoring y Leasing S.A.
99.98%
68.22%
Tarjetas Regionales S.A.
31.78%
5%
Galicia Administradora de Fondos S.A.
95%
Non-Consolidated Companies
80%
Tarjeta Naranja S.A.
49.99%
Tarjeta Naranja Dominicana S.A.
60%
Tarjetas Cuyanas S.A.
12.3%
87.7%
Cobranzas Regionales S.A.
99.99%
Tarjetas del Mar S.A.

History
Grupo Financiero Galicia
Grupo Financiero Galicia was formed on September 14, 1999 as a financial services holding company to hold all of the shares of the capital stock of Banco Galicia held by members of the Escasany, Ayerza and Braun families. Its initial nominal capital amounted to 24,000 common shares, 12,516 of which were designated class A ordinary (common) shares (the “class A shares”) and 11,484 of which were designated as class B shares.
Following Grupo Financiero Galicia’s formation, the holding companies that held the shares in Banco Galicia on behalf of the Escasany, Ayerza and Braun families were merged into it. Following the merger, Grupo Financiero Galicia held 46.34% of the outstanding shares of Banco Galicia. Simultaneously with the merger, Grupo Financiero Galicia’s capital increased from 24,000 to 543,000,000 common shares, 281,221,650 of which were designated as class A shares and 261,778,350 of which were designated as class B shares. Following this capital increase, all of our class A shares were held by EBA Holding S.A., an Argentine corporation that is 100% owned by our controlling shareholders, and our class B shares were held directly by our controlling shareholders in an amount equal to their ownership interests in the holding companies that were merged into Grupo Financiero Galicia.

On May 16, 2000, our shareholders held an extraordinary shareholders’ meeting during which they unanimously approved a capital increase of up to Ps. 628,704,540 and the public offering and listings of our class B shares. All of the new common shares were designated as class B shares, with a par value of Ps. 1.00. During this extraordinary shareholders’ meeting, all of our existing shareholders waived their preemptive rights. In addition, the shareholders determined that the exchange ratio for the exchange offer would be one class B share of Banco Galicia for 2.5 of our class B shares and one ADS of Banco Galicia for one of our ADSs. The exchange offer was completed in July 2000 and the resulting capital increase was of Ps. 549,407,017. At date of completion of the exchange offer, our only significant asset was our 93.23% interest in Banco Galicia.
On January 2, 2004, our shareholders held an extraordinary shareholders’ meeting during which they approved a capital increase of up to 149,000,000 preferred shares, each of them mandatorily convertible into one of our class B shares on the first anniversary of the date of issuance, to be subscribed for in up to US$ 100.0 million of face value of subordinated notes to be issued by the Bank to its creditors in the restructuring of the foreign debt of its Head Office in Argentina and its Cayman Branch, or cash. This capital increase was carried out in connection with the restructuring of the Bank’s foreign debt. On May 13, 2004, we issued 149,000,000 preferred non-voting shares, with preference over the ordinary shares in the event of a liquidation, each with a face value of one Peso. The preferred shares were converted into class B shares on May 13, 2005. With this capital increase, our capital rose to Ps. 1,241,407,017. For more information on the Bank’s debt restructuring, please see below.
In January 2005, we created Galval, a securities broker based in Uruguay, with the purpose of providing trading and custody services. We own 100% of the capital and voting rights of this subsidiary.
In August 2007, Grupo Financiero Galicia exercised its preemptive rights in the Bank’s share issuance and subscribed for 93.6 million shares of the Bank. The consideration consisted of i) US$ 102.2 million face value of negotiable obligations due 2014 issued by the Bank in May 2004 and ii) cash. In order to fund such cash payment, on July 24, 2007, Grupo Financiero Galicia entered into a loan agreement for US$ 80 million with Merrill Lynch International. The loan is unsecured and will be paid in two installments. The first installment, of US$ 18 million, is due one year after the granting of the loan and the second installment, of US$ 62 million, is due two years after the granting thereof. The interest rate is 7.75% for the first year and 3-month Libor plus 350 basis points for the second year. Interest is payable annually in July 2008 and July 2009. After the capital increase, Grupo Financiero Galicia holds 94.66% of the Bank’s shares, up from 93.60%. For more information on the Bank’s capital increase, please see “—Banco Galicia—Banco Galicia’s 2007 Capital Increase.”
Banco Galicia
Banco de Galicia y Buenos Aires S.A. is a banking corporation organized as a stock corporation under Argentine law and supervised and licensed to operate as a commercial bank by the Superintendencia de Entidades Financieras y Cambiarias (Superintendency of Financial Institutions and Exchange Houses of the Argentine Central Bank or the “Superintendency”).
The Bank was founded in September 1905 by a group of businessmen from the Spanish community in Argentina and initiated its activities in November of that year. Two years later, in 1907, the Bank’s stock was listed on the Buenos Aires Stock Exchange (“BASE”). The Bank’s business and branch network increased significantly by the late 1950s and continued expanding in the following decades, after regulatory changes allowed the Bank to deploy its potential and gain a reputation for innovation, thereby achieving a leading role within the domestic banking industry.
In the late 1950s, the Bank launched the equity fund FIMA Acciones and founded the predecessor of Galicia Administradora de Fondos S.A., Sociedad Gerente de Fondos Comunes de Inversión (“Galicia Administradora de Fondos”). Beginning in the late 1960s the Bank began to establish an international network mainly comprised of branches in New York and in the Cayman Islands, a bank in Uruguay and several representative offices.
In order to develop automated banking in Argentina and avoid bank disintermediation in the provision of electronic information and fund transfer services, in 1985, Banco Galicia established, together with four other private- sector banks operating in Argentina, Banelco S.A. to operate a nationwide automated teller system, which became the largest in the country. During the same year, Banco Galicia also acquired an interest in VISA Argentina S.A., and is currently one of the largest issuers of such cards in Argentina.

During the 1990s, the Bank implemented a growth and modernization strategy directed at achieving economies of scale and productivity gains and, therefore, heavily invested in developing new businesses, acquiring new customers, widening its product offering, developing its IT and human resources capabilities, and expanding its distribution capacity. This was comprised of traditional channels (branches) and, especially, alternative channels, including new types of branches (in-store for example), ATMs, banking centers, phone banking and Internet banking.
As part of its growth strategy, in 1995, the Bank began a new expansion drive into the “Interior” of Argentina where high growth potential was believed to exist. Argentines refer to the “Interior” as that part of the country’s territory different from the federal capital and the surroundings of the city of Buenos Aires (the “Greater Buenos Aires”), i.e., the provinces, including the Buenos Aires Province but excluding the city of Buenos Aires and its surroundings. Typically the Interior is underserved relatively to the city of Buenos Aires and its surroundings as regards to financial services and is less bancarized. As such, mainly between 1995 and 1999, the Bank acquired equity interests or started up several non-banking companies providing financial services to individuals through the issuance of proprietary brand credit cards and operating in different regions of the country. See “—Regional Credit Card Companies” below. In addition, in 1997, the Bank acquired a regional bank that was merged into it, with branches located mainly in Santa Fe and Córdoba, two of the wealthiest and more populated Argentinian provinces.
In order to fund its strategy, during the 1990s, the Bank tapped the international capital markets for both equity and debt. In June 1993, the Bank carried out its initial international public offering in the U.S. and Europe and, as a result, began to list its level 3 ADRs on the Nasdaq Stock Market until 2000, when the Bank’s shares were exchanged for our shares. In 1991, it was the first Argentine bank to issue debt in the European capital markets and, in 1994, it was the first Latin American issuer of a convertible bond. In 1996, the Bank raised equity again through a local and international public offering.
In 1996, Banco Galicia entered the bancassurance business through an agreement with ITT Hartford Life Insurance Co. for the joint development of initiatives in the life insurance business. In this same year, the Bank initiated its Internet presence, which evolved into a full e-banking service for both companies and individuals.
At the end of year 2000, the Bank was the largest private-sector bank in the Argentine market with a 9.8 % deposit market share.
In 2001 and 2002 Argentina experienced a severe political and financial crisis, which had a material adverse effect on the financial system, including Banco Galicia, and on financial businesses as a whole but especially on financial intermediation activity. However, during the crisis, the provision of banking services of a transactional nature was maintained. With the normalization of the Argentine economy’s situation and the subsequent growth cycle that began in mid 2002 and that has continued to date, financial activities began to expand at high rates, which translated into high growth at the level of the financial system as a whole, including the Bank. The provision of services continued to develop, even further than prior to the crisis, and financial intermediation resumed progressively.
Beginning in May 2002, the Bank began to implement a series of initiatives to deal with the liquidity shortage caused by the systemic deposit run, the unavailability of funding and other adverse effects of the 2001-2002 crisis on the financial system as a whole. The Bank significantly streamlined its operations and reduced its administrative expenses and, immediately after launching such initiatives, restored its liquidity. Also, in late 2002 and early 2003, the Bank closed all of its operating units abroad or began to wind them down. In addition, the Bank: (i) restructured most of its commercial loan portfolio, a process that was substantially completed in 2005, (ii) restructured its foreign debt, a process that began in 2002 and that was completed in May 2004, and resulted in an increase in its capitalization, and (iii) in February 2004, finalized the restructuring of its debt with the Argentine Central Bank incurred as a consequence of the 2001-2002 crisis. For more information see below.

Together with the launching of the above-mentioned initiatives, the Bank began to normalize its activities, progressively restoring its customer relations and growing its business with the private sector. The Bank’s deposit base began to increase in the second half of 2002 and loan origination picked up in late 2003. In parallel to the implementation of the above-mentioned initiatives, and while consistently expanding its business, the Bank undertook to progressively strengthen its balance sheet by (i) obtaining compensation from the Government for the negative effects of the asymmetric pesification, (ii) consistently reducing its high exposure to the public sector that was a legacy of the 2001-2002 crisis as well as (iii) reducing those liabilities incurred as a consequence of such crisis. Between 2005 and 2007, the Bank significantly reduced its exposure to the public sector by, among others, using public-sector assets to repay in advance Argentine Central Bank debt and restructured foreign debt. In 2007, the Bank finalized the full repayment in advance of its debt with the Argentine Central Bank incurred as a consequence of the 2001-2002 crisis. In addition, in August 2007, the Bank undertook a share offering to increase its capitalization, in order to be able to support the increase in regulatory capital requirements on a bank’s exposure to the public sector and the current and projected high growth of its business with the private sector. For more information, see “—Banco Galicia’s 2007 Capital Increase” below.
Since mid 2002, in a growing but very competitive environment for financial activities in Argentina, the Bank has continuously expanded its business, which, among others, was made possible by the significant progress achieved in the implementation of its strategy of strengthening its financial condition. Thus, in the last years, the Bank was able to consistently expand its services and lending to a broad and growing customer base made up of both companies from the different productive sectors and individuals. In turn, the progress made in the strengthening of its financial condition, together with the increase in the level of activity, has translated progressively in the recent years, into an increase in the Bank’s recurrent operating income and profitability. All of the above was accomplished within the framework of the whole organization’s consistent effort towards strengthening its relationships with customers and improving the quality of service and ability to respond to the market.
Restructuring of the Bank’s New York Branch Debt
The New York Branch mainly provided international financial services to customers of the Bank, mainly Argentine corporations and individuals, in connection with their international business and funding needs. In mid 2002, debt of the New York Branch totaling US$ 328 million was restructured and this branch was closed on January 30, 2003. As part of the restructuring, the Bank’s Head Office in Argentina issued two negotiable obligations maturing in 2007 (referred to herein as the “2007 Notes”). In August 2007, the Bank had fully repaid this debt.
Restructuring of the Bank’s Debt with the Argentine Central Bank
In 2007, the Bank fully repaid in advance the financial assistance from the Argentine Central Bank incurred as a consequence of the 2001-2002 crisis, which was originally scheduled to mature in October 2011. The last payment was made on March 2, 2007. See Item 5A. “Operating Results—Funding.”
Restructuring of the Foreign Debt of the Bank’s Head Office in Argentina and its Cayman Branch
On May 18, 2004, the Bank successfully completed the restructuring of US$ 1,320.9 million of this debt of the Bank’s Head Office and its Cayman Branch, consisting of bank debt (including debt with multilateral credit agencies) and bonds. This amount represented 98.2% of the foreign debt eligible for restructuring. As of December 31, 2007, the principal amount of old debt, the holders of which did not participate in the exchange offer was US$ 3.8 million.
In this restructuring, the Bank offered its bondholders and bank creditors the ability to exchange their existing debt for units comprised of a new long-term debt instrument maturing in 2014 and a new subordinated debt instrument maturing in 2019 in a par-for-par first step exchange offer. By offering the units, which contained a subordinated component, in the par-for-par first step exchange offer, the Bank’s main objective was to generate complementary regulatory capital. The bondholders and bank creditors were then given the option to participate in a second step to the exchange, in which they could receive for their units cash or Boden 2012 Bonds at a discount; new long-term debt instruments maturing in 2014 or new medium-term debt instruments maturing in 2010, at par; and up to 149 million preferred shares of our preferred shares (or, instead of such shares, cash, if any, paid to us by existing shareholders electing to subscribe for our preferred shares in a preemptive rights offering) (the “equity participation option”). Each of the optional second-step offers was subject to proration. The second step was intended to satisfy creditors’ varying preferences.

To make the Bank’s foreign debt restructuring possible we issued 149 million Grupo Financiero Galicia’s preferred shares on May 13, 2004, each of them mandatorily convertible into one of our class B shares a year later, which occurred on May 12, 2005. Creditors of the Bank opting for the equity participation offer received 87.8 million of our preferred shares and cash and we received US$ 100 million of subordinated bonds in exchange for those shares and cash. In addition, we entered into an agreement with the Bank’s bank creditors in which we agreed to maintain certain corporate governance standards and to provide them with certain financial information and reports on a quarterly and annual basis.
In accordance with the terms of the Bank’s foreign debt restructuring, the Bank made certain cash payments for interest accrued until April 30, 2002, and applied cash not used in the cash offer to prepay at par long-term instruments to be delivered to creditors participating in the restructuring. Based on the final amounts validly tendered, on May 18, 2004, the Bank paid creditors who elected to participate in the cash offer and the Boden offer and issued the following new debt instruments:
•
US$ 648.5 million of long-term Dollar-denominated debt instruments, of which US$ 464.8 million were Dollar-denominated negotiable obligations due 2014 (referred to as the “Step Up Notes Due 2014” or the “2014 Notes”) issued under an indenture.

•
US$ 399.8 million of medium-term Dollar-denominated debt instruments, of which US$ 352.8 million were Dollar-denominated negotiable obligations due 2010 (referred to as the “Floating Rate Notes Due 2010” or the “2010 Notes”) issued under an indenture.

•
US$ 230.0 million of subordinated Dollar-denominated debt instruments, of which US$ 218.2 million were Dollar-denominated negotiable obligations due 2019 (referred to as the “Subordinated Notes Due 2019” or the “2019 Notes”) issued under an indenture.

As of December 31, 2007, the outstanding principal amount of debt resulting from the above-mentioned restructuring amounted to US$ 774.3 million, US$ 522.8 million lower than as of December 31, 2006, due to amortization, prepayments and advance cancellations. For more information see Item 5A. “Operating Results—Contractual Obligations” and Item 5A. Operating Results—Funding.”
Capitalization as a Result of the Restructuring of the Foreign Debt. In the restructuring of the New York Branch’s debt, the Bank increased its capitalization by US$ 42.6 million as a result of exchanging part of the old debt for new debt or cash at a discount. In the restructuring of the foreign debt of the Bank’s Head Office and its Cayman Branch, the Bank increased its regulatory capital by US$ 278.9 million, due to: (i) the exchange of part of the debt subject to restructuring for cash and Boden 2012 Bonds at a discount, and the capitalization of interest past due at a rate lower than the contractual rate recorded in the Bank’s books, which generated in aggregate an US$ 48.9 million increase in shareholders’ equity; and (ii) the issuance of US$ 230.0 million of subordinated debt computable as supplemental capital under the Argentine Central Bank’s capital adequacy rules.
Banco Galicia’s 2007 Capital Increase
On October 11, 2006, the Bank’s shareholders resolved to increase the Bank’s capital stock in up to 100 million ordinary (common) book-entry, class B shares, with one vote per share and a nominal value of Ps. 1 each. The new shares could be subscribed, at the option of the subscriber, in cash or in 2010 Notes, 2014 Notes and 2019 Notes. The offer was made only to shareholders. The purpose of the capital increase was to guarantee the Bank’s compliance with the Argentine Central Bank’s capital adequacy rules, in view of the increase in such requirements. This increase was expected because of the current and projected growth of the Bank’s business volume with the private sector and the Argentine Central Bank’s regulations establishing increasing capital requirements in respect of public-sector assets. See Item 4. “Information on the Company—Selected Statistical Information—Regulatory Capital—Banco Galicia.”
The period for exercise of preemptive rights commenced on July 23, 2007, and ended on August 1, 2007, allowing accretion rights to be exercised during the same period. During August 2007, the Bank’s shareholders subscribed and paid in 93,664,806 new shares in exercise of preemptive and accretion rights. On July 27, 2007, Grupo Financiero Galicia subscribed for 93,604,637 new shares of the Bank in exercise of its preemptive rights. The transaction implied a total increase in the Bank’s shareholder’s equity of Ps. 493 million, of which Ps. 466 million was an aggregate increase in the Bank’s shareholders’ equity items capital stock and issuance premiums, net of issuance costs and Ps. 27 million was a profit in connection with the portion paid for in 2014 Notes, given that these notes were received by the Bank at a value lower than their book value.

Banco Galicia Uruguay S.A. and Galicia (Cayman) Ltd.
In 1983, Banco Galicia Uruguay S.A. was established as a “Casa Bancaria”, a license that granted an offshore status, as an alternative service location for the Bank’s customers. In September and October 1999, the Uruguayan government’s executive branch and the Uruguayan Central Bank, respectively, approved Galicia Uruguay’s status as a full service domestic bank. Due to the effects of the 2001-2002 crisis on Galicia Uruguay, in early 2002, the Central Bank of Uruguay suspended its activities and assumed control and management of Galicia Uruguay. In December 2002, Galicia Uruguay restructured its deposits into debt maturing in 2011. On June 1, 2004, Galicia Uruguay’s license to operate as a domestic commercial bank was revoked by the Central Bank of Uruguay, but it retained the license from the Uruguayan government’s executive branch. Control and management of Galicia Uruguay by the Central Bank of Uruguay ended on February 22, 2007. At the date of this annual report, Galicia Uruguay is not engaged in any active business and its activities are limited to repaying its existing restructured debt (time deposits and negotiable obligations), the principal amount of which as of December 31, 2007, on a consolidated basis, had decreased to US$ 82.8 million, which represented approximately 7.3% of the original restructured amount, in only five years.
Galicia (Cayman) Ltd. was established in 1988 in the Cayman Islands as another alternative service location for the Bank’s customers. Galicia Uruguay’s situation adversely affected its subsidiary Galicia Cayman, which commenced voluntary liquidation and surrendered its banking license effective as of December 31, 2002. In May 2003, Galicia Cayman together with the provisional liquidators designated by the Grand Court of the Cayman Islands completed a debt restructuring plan and, with the authorization of such Court, presented it to all creditors for their consideration. The plan was approved, in whole, by the vote of 99.7% of creditors, exceeding the legal majority required, on July 10, 2003, and became effective and mandatory for all creditors. On February 2, 2006, the Grand Court of the Cayman Islands declared the plan as terminated and ended the involvement of any third parties in the company’s management beginning on February 23, 2006.
Regional Credit Card Companies
In the mid ‘90s, Banco Galicia made the strategic decision to target the “non-bancarized” individuals market, which, in Argentina, typically pertain to the low and medium-low income segments of the population and which are typically found in the Interior of the country, in addition to certain locations of the Greater Buenos Aires. To implement this strategic decision, among others, in 1995, the Bank began investing in non-bank companies operating in certain regions of the Interior, providing financial services to individuals through the issuance of credit cards with proprietary brands and extending credit to its customers through such cards. We refer to these companies in aggregate as “the regional credit card companies.”
In 1995, Banco Galicia made the first investment in this business by acquiring a minority stake in Tarjeta Naranja S.A. The remaining stake remained in the hands of the founders of the company, who currently retain a minority interest. This company had begun operations in 1985 in the city of Córdoba, the second largest city in Argentina, by marketing “Tarjeta Naranja”, its proprietary brand credit card, in this city and had enjoyed local growth later on.
In 1996, the Bank started up Tarjetas Cuyanas S.A., with a minority interest in the company, to operate in the Cuyo Region (the provinces of Mendoza, San Juan and San Luis) in partnership with local businessmen, who currently retain a minority interest in the company. This company launched the “Nevada Card” in May 1996 in the city of Mendoza. Also in 1996, the Bank formed a new company, Tarjetas del Mar S.A., to operate in the city of Mar del Plata and its area of influence. Tarjetas del Mar S.A. began marketing the “Mira” card in March 1997.
In early 1997, the Bank purchased an interest in Comfiar S.A., a consumer finance company operating in the provinces of Santa Fe and Entre Ríos, which was merged into Tarjeta Naranja S.A. in January 2004.
In 1999, the Bank reorganized its participation in this business through Tarjetas Regionales S.A., a holding company wholly owned by Banco de Galicia y Buenos Aires S.A. and Galicia Cayman, which achieved control of Tarjeta Naranja.S.A., Comfiar S.A., Tarjetas Cuyanas S.A., and Tarjetas del Mar S.A. In addition, in 1999, Tarjetas Regionales S.A. acquired a 12.5% interest in Tarjetas del Sur S.A., a credit card company operating in southern Argentina. In January 2000, this interest increased to 60% and, in February of the same year, Tarjeta Naranja S.A. acquired the remaining 40%. In March 2001 Tarjetas del Sur S.A. merged into Tarjeta Naranja S.A.

As of December 31, 2007, Banco Galicia held 68.22% of Tarjetas Regionales S.A. while Galicia Cayman held the remaining 31.78%. Directly or indirectly, as of that date, the Bank held 80.0% of Tarjeta Naranja S.A., 60.0% of Tarjetas Cuyanas S.A., and 99.995% of Tarjetas del Mar S.A.
In the last years, these companies have experienced a significant expansion of their customer bases, in absolute terms and with respect to the range of customers served, number of cards issued, distribution networks and size of operations, as well as a technological upgrade and general modernization. By mid 1995, Tarjeta Naranja S.A. had approximately 200,000 cards outstanding. As of December 31, 2007, the regional credit cards companies had more than 4.2 million cards outstanding in the aggregate and were the largest proprietary brand credit card operation in Argentina.
Sudamericana
In 1996, Banco Galicia entered the bankassurance business, through the establishment of a joint venture with Hartford Life International to sell life insurance and annuities, in which it had a 12.5% interest. In December 2000, the Bank sold its interest in this company and purchased 12.5% of Sudamericana, a subsidiary of Hartford Life International. As a result of various acquisitions, we now own 100% of Sudamericana (with 87.50% being held by our holding company and the remaining 12.50% being held by Banco Galicia) which offers life, retirement and property and casualty insurance products in Argentina through its subsidiaries Galicia Seguros S.A. (property and casualty and life insurance), Galicia Retiro Compañía de Seguros S.A. (retirement insurance) and Sudamericana Asesores de Seguros S.A. (insurance broker).
Net Investment S.A.
Net Investment S.A. (“Net Investment”) was established in February 2000 as a holding company whose initial purpose was to invest and develop businesses related to technology, communications, the Internet, connectivity, and contents, in projects with positive cash flows and profits. On February 1, 2007, Tradecom Argentina, the only operating subsidiary of Net Investment, was merged into Net Investment and the merger was registered with the Inspección General de Justicia, the Argentine Superintendency of Companies, or IGJ. Net Investment conducts its operations under the name Tradecom Argentina and provides business-to-business e-commerce services.
Galicia Warrants S.A.
Galicia Warrants S.A. (“Galicia Warrants”) was founded in April 1993, when it obtained the authorization from the relevant authorities to store goods and issue certificates of deposit of goods and warrants under the provisions of Law No. 9,643. On August 30, 2001, Grupo Financiero Galicia acquired 87.50% of the capital stock and voting rights of Galicia Warrants, in which Banco Galicia held the remaining 12.50%.
Galval
Galval is a company that indirectly makes use of the free trade zone of Montevideo and renders brokerage services in República Oriental del Uruguay. Grupo Financiero Galicia holds a 100% interest in Galval. Galval started to gradually conduct operations in September 2005.
Business
Banking
Banco Galicia is our largest subsidiary. Banco Galicia operates in Argentina and substantially all of its operations, property and customers are located in Argentina. Banco Galicia is a full-service bank that provides, directly or through its subsidiaries, a wide variety of financial products and services to large corporations, small- and medium-sized enterprises (“SMEs”), and individuals.

As of December 31, 2007, Banco Galicia ranked third in terms of deposits from the private sector and third in terms of loans to the private sector amongst all private-sector financial institutions operating in Argentina (including foreign banks). As of December 31, 2007, the Bank’s private-sector deposit market share was 8.23%. As of the same date, on a consolidated basis, the Bank had total assets of Ps. 22,526 million, total loans of Ps. 11,975 million and total deposits of Ps. 13,188 million. As of such date, its shareholders’ equity amounted to Ps. 1,759 million.
Banco Galicia provides a full range of financial services through one of the most extensive and diversified distribution platforms amongst private-sector financial institutions in Argentina. This distribution platform is comprised of 232 full service banking branches, located throughout the country, 1,214 ATMs and self-service terminals owned by Banco Galicia, phone banking and e-banking facilities. The Bank’s customer base reaches more than 1.7 million customers, who were comprised of, approximately, 1.7 million individuals and 40,000 companies. The Bank has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, it is one of the primary providers of financial services to individuals, one of the largest providers of credit cards, the primary private-sector institution serving the SMEs sector, and has traditionally maintained a dominant position in the agriculture and livestock sectors.
For a breakdown of the Bank’s revenues for the last three financial years, see Item 5A. “Operating Results—Results by Segments—Banking.”
Wholesale Banking
The Wholesale Banking Division is in charge of the Bank’s business with the corporate sector. It provides financial services and products to companies of all sizes and across all sectors of the economy and focuses on generating value-adding solutions that meet the needs of customer companies and establishing close, lasting relationships with its customers. Wholesale Banking provides a wide variety of commercial banking and investment banking products, to finance investment projects, working capital and international trade, among other purposes, and a wide range of transactional services among which are deposit accounts, commercial credit cards, collection and payment services, cash management, international trade services, direct payroll deposit and Galicia Office (the e-banking service for companies) and corporate and real-estate business development services. Strong collaboration between the commercial banking units and the capital markets and investment banking units allows the Bank to better meet its customers’ needs.
The Bank closed fiscal year 2007 with over 40,000 corporate customers, strengthening its leadership in the SMEs and agricultural and livestock sectors, as well as its strong presence in the large corporate sector. As of the end of fiscal year 2007, the corporate loans portfolio of the Bank (on an individual basis) was Ps. 5,863.8 million, up 44.5% from the levels at the end of fiscal year end 2006, and Ps. 19,072 million were disbursed in loans, including the purchase of checks and negotiable instruments for Ps. 10,365 million.
In order to strengthen its relationship with companies, among others, the Bank permanently seeks to strengthen the customer service model and improve service quality. In connection with this, during fiscal year 2007, an important investment in technology and business intelligence was made, within the framework of the “Genesis Program”. This program includes a number of projects spanning all of the Bank’s business units all having the same objective of developing the necessary strategic abilities to continuously improve management of the Bank’s business relationships with current and potential customers, and combines the perspective of each business unit into an integral vision.
In addition, in line with its Corporate Social Responsibility strategy, the Bank adopted the “Equator Principles,” a number of guidelines supported by the International Finance Corporation (the “IFC”), the World Bank’s branch for the financing of the private sector, through which the social and environmental risks for the projects to be financed are assessed. The Bank was the first Argentine financial institution to adopt these principles. Within the context of its environmental policy, the Bank provided financial assistance to two affluent treatment plants, both located in the Province of Buenos Aires.

Middle-Market Banking. Middle Market Banking provides services to businesses with annual sales of more than Ps. 1 million, different from multinationals or subsidiaries of multinationals or global companies. This unit offers its customers a broad range of financial products, including deposit taking and lending including general commercial loans, working capital loans, trade finance, on-lending of funds originated in other entities, overdraft credit lines, mortgage loans, and leasing services, transactional services, such as pay roll direct deposit, collections, and corporate credit cards as well as the Galicia Rural card, a proprietary card developed by the Bank especially for the agribusiness sector. Middle Market Banking is divided in different units specializing in the service of different segments of companies defined by the amount of annual sales, and has a special unit specializing in the service of the agricultural and livestock sector, as follows:
•	SMEs: Annual sales between Ps. 1 million and Ps. 150 million. Service of this sector is also divided in subcategories. Under Ps. 1 million, the customer is served by the Retail Division.

•	Large companies: Annual sales above Ps. 150 million.

•	Agribusinesses: All agribusinesses or individuals with activity in the agriculture and livestock sectors, with annual revenues above Ps. 200,000 (below Ps. 200,000 corresponds to Retail Banking).
In 2007, the Bank continued to participate in the Secretariat for Small and Medium-Sized Companies (“SePyME”) on-lending programs that offer credit at low rates for customers as such entity assumes part of the financial cost. “SePyME Línea Verde” was launched to fund capital goods and investment projects aimed at optimizing SMEs environmental development. In order to finance projects involving technological innovation, the Bank also placed the FONTAR (Argentine Technological Fund) credit line. Apart from the traditional medium-term credit lines, the Bank successfully placed a credit line by the Inter-American Development Bank (the “IDB”) to finance investment projects and capital goods, in Pesos, at a fixed rate and for a term of up to ten years. In addition, at the end of 2007, the IFC granted the Bank an additional US$ 50 million to finance the investment projects of Argentine SMEs, supplementing the US$ 40 million line granted in 2005. Also, in order to offer special financing terms to its customers, the Bank subscribed to new agreements with leading companies and institutions, such as the agreement subscribed to with AAPRESID (an Argentine farmers association) in March 2007.
Our leasing business consists of leasing services relating mainly to commercial real estate, vehicles, machinery and other items to our customers. As of December 31, 2007, we had a total outstanding balance under the lease contracts of Ps. 359.6 million.
During 2007, purchases with the Visa Business credit card for SMEs and the Visa Corporate credit card, for the corporate sector, reflected an increase of more than 80% compared with 2006 and incorporated new benefits. The Galicia Rural credit card is an exclusive means of payment developed by the Bank for the agricultural and livestock sectors designed to finance the purchase of machinery and other supplies and services necessary for these sectors’ activities. In fiscal year 2007, this product continued to grow and strengthened its leading position with a 60% market share and over Ps. 650 million in agrochemicals, machinery, fuel, seeds and cattle financed, an 83% increase in comparison to 2006.
The Corporate Banking Centers play a key role in the Bank’s service model, allowing it to strengthen relationships with its corporate customers and to deepen its knowledge of the different regions in which they operate. Currently, the Bank has five centers located in the cities of Mar del Plata, Rosario, Mendoza, Córdoba and Tucumán. In each center, a team of specialized officials provides assistance on products and services for SMEs and agribusiness and international trade. New centers will be opened in Corrientes, Neuquén, Pilar and the southern area of the city of Buenos Aires.
Corporate Banking. Corporate Banking serves the largest corporations and multinationals or subsidiaries of multinationals or global companies. This business unit offers clients a broad range of services tailored to fit their specific needs, including deposit-taking and lending, trade finance, general commercial and syndicated loans, working capital loans, letters of credit, collections and treasury services, and payroll direct deposit, among others. During fiscal year 2007, the Bank continued its policy of increasing its share of the business with large corporations, with a focus on collection and payment services. Also, it continued to selectively give priority to working capital financing, especially in international trade transactions, through pre-financing, financing of imports and, to a lesser extent, financial loans in foreign currency to companies that generate US Dollars through sales abroad.
Capital Markets and Investment Banking. These units focus on the integral development of complex capital markets and investment banking products and services for the Wholesale Banking Division’s customers, the Bank itself and its subsidiaries. These services include strategic advice, capital raising through equity and debt securities, securitizations, debt restructuring, structured finance, and M&A advice, among others.

In fiscal year 2007, the Bank was one of the leaders amongst Argentine banks with respect to financial assets structuring, due both to the volume and diversity of transactions carried out. In such year, fourteen securitization transactions for Ps. 815 million to finance consumption and agricultural businesses, two negotiable obligations issues, for US$ 76.5 million, and two short-term securities issues, for Ps. 30 million, among others, were carried out. In addition, as in prior years, the capital markets unit worked on the Bank’s and its subsidiaries’ financing strategy. To do so, it managed the securitization of Bank consumer loans for Ps. 324 million through three financial trusts, and four financial trusts and two series of negotiable obligations for the regional credit card companies, which totaled placements of Ps. 328 million and US$ 76.5 million, respectively. During 2007, the investment banking unit focused on the completion of several debt restructurings and M&A transactions and was active in syndicated loans and structured finance.
International Trade. The Bank’s international trade services include documentary and stand by letters of credit, guarantees, documentary collections, payment order processing, as well as the possibility of financing trade related transactions. These services are supplemented by Galicia Factoring y Leasing S.A., a wholly owned subsidiary that offers international factoring services. The volume of factored international transactions in 2007 amounted to US$ 32.0 million.
The volume of international trade transactions handled by the Bank increased by 38.5% in fiscal year 2007, as compared to fiscal year 2006, reaching US$ 7,649 million. Commercial transactions only (that is, imports and exports) increased 46.3%, nearly double the increase in the total Argentine international trade amount in 2007, which was 24.9%. Commercial transactions handled by the Bank amounted to US$ 5,878 million, equal to 5.84% of Argentina’s international trade for 2007. This growth was also reflected in over 202,000 transactions processed during the fiscal year, 18.8% more than in 2006.
Non-Financial Public Sector. Through this unit the Bank provides financial services to different government areas and entities, in different districts, focusing on transactional services. During fiscal year 2007, visits to various districts were intensified and the offering of services was broadened. In addition, the Bank won the bid of the Guaymallén Municipality (Province of Mendoza) for rendering of electronic transactional financial services and subscribed to two new agreements with other municipalities.
Corporate and Real Estate Business Development. This unit’s objective is to develop and leverage business opportunities related to the corporate area and to channel business development, structuring and real estate projects financing opportunities within the residential, corporate, commercial and tourism-related segments. During fiscal year 2007, customized structured financial solutions were delivered to finance real estate projects. Also, in 2007, the Bank achieved a leading position in Argentina with respect to real estate leasing deals for the purchase and construction of corporate real estate assets, financing of office buildings, corporate and tourism-related hotels, commercial spaces, distribution and logistics centers and new industrial plants for corporate customers.
Retail Banking
The Retail Banking Division manages the Bank’s business with individuals and with businesses, small retailers and professionals with annual revenues below Ps. 1 million. Retail Banking provides a wide range of financial products and services, encompassing transactions, loans, and investments. On the transactions side, among others, the Bank offers its customers checking and savings accounts, credit and debit cards, and payroll direct deposit. On the investment side, Banco Galicia’s products and services include certificates of deposit, mutual funds and insurance products. In addition, Banco Galicia provides credit for the acquisition of consumer goods and housing, mainly through personal loans, credit-card loans, overdraft loans and residential mortgages. The Bank’s product offer also includes securities and foreign exchange brokerage, securities custody, and safety boxes, among others. In addition the Bank provides private banking services. The Bank’s customers have access to its services through its branch network as well as through its electronic distribution channels. See below and “—Sales and Marketing.”
With respect to the business focus, apart from continuing to grow based on its customer base, during fiscal years 2007 and 2006, the Bank has put special emphasis on mass offerings and on the open market nationwide. The products that largely contributed to the addition of new customers were mainly personal loans and credit cards, as in the prior fiscal year. At the end of fiscal year 2007, Retail Banking’s customer base was comprised of approximately 1.7 million individuals, the Bank’s portfolio of loans to individuals amounted to Ps. 4,631.4 million, 47.9% more than at the end of fiscal year 2006, and the aggregate number of Retail Banking customers’ deposit accounts was 1.3 million.

With respect to credit cards, purchases made by customers with Visa, Visa Débito, American Express and MasterCard cards issued by the Bank exceeded in aggregate Ps. 5,850 million (up 43.5% from the previous fiscal year) and over 71 million transactions were carried out during fiscal year 2007. At the end of fiscal year 2007, the Bank managed approximately 1.1 million credit cards and 1.1 million debit cards. The Bank was the third largest issuer of credit cards amongst private-sector banks in Argentina. A distinctive feature of the Bank’s cards is the Aerolíneas Plus benefit program, through which over 53,000 customers were able to take the trip they desired using mileage accumulated through purchases made using the Bank’s credit and debit cards. This benefit program is based on an agreement between the Bank and the airline company that, among others, establishes the price of the mileage that the Bank’s customers accumulate through the use of their credit cards, which price the Bank pays on an ongoing basis. The mileage is credited to the customers’ account with the airline company.
As regards personal loans, the Bank’s portfolio amounted to Ps. 977.9 million at the end of fiscal year 2007, up 73.6% as compared to the same date in 2006. These loans were placed amongst existing customers, with the Bank continuing to pre-assign credit limits (amount authorized for granting) to those customers with salaries directly deposited at the Bank or that already had a risk product outstanding, and non-customers. The latter were reached through mass communication and direct marketing actions, including pre-assignment of credit limits. Placement in the open market increased 88% compared to fiscal year 2006.
The mortgage market reported no significant growth in fiscal year 2007 as well as in the two previous years, since there is still a very wide gap between real estate values and the purchasing power of salaries, which limits the capacity of potential borrowers to afford the installments on such loans. Despite the market’s characteristics, the Bank continued its “$0 Gastos” (Ps. 0 Expenses) campaign launched in 2006. The Bank’s current offer includes a broad range of loan purposes, terms and rates (fixed, variable and combined). At the end of fiscal year 2007, the portfolio was 16.9% higher than at the end of fiscal year 2006.
In addition, through its distribution network, the Bank markets a wide range of life and property and casualty insurance, from Sudamericana and other leading insurance companies. During fiscal year 2007, the Bank continued strengthening its position within the bank assurance market, which translated into an increase in insurance related income from services.
In fiscal year 2007, the number of customers that collect their salaries through the Bank grew more than 25%, while the amounts deposited increased more than 46% as compared to 2006. It is also worth mentioning that foreign-currency trading of both US Dollars and Euros, a service rendered by the branches, showed a 30% increase in the amount traded and an 35% increase in its related annual income in comparison with 2006.
Private Banking. Galicia Banca Privada (Galicia Private Banking) offers premium, professional financial services to medium to high net worth individuals. This is performed through the management of their investment portfolios and the provision for financial advising. Galicia Private Banking offers its customers a wide range of domestic financial investment alternatives, giving priority to the Bank’s products (deposits, FIMA mutual funds, among others) and financial trusts debt instruments and negotiable obligations where the Bank acts as placement agent. In 2007, the number of customers whose portfolios are managed by Galicia Banca Privada increased by 23% and important increases in the volume of managed portfolios was recorded as compared to the end of fiscal year 2006.
One of the competitive advantages of Galicia Banca Privada is the extensive geographical coverage of its service centers: six regional centers in the main provincial cities and another six in the City of Buenos Aires and the Greater Buenos Aires, including the service center located on the 16th Floor of the Bank’s corporate building.

Branch Network
As of December 31, 2007, the Bank’s branch network’s geographical distribution was as follows:

Geographical Area	Number of Branches
City of Buenos Aires	76
Greater Buenos Aires	59
Rest of the Province of Buenos Aires	31
Santa Fe	14
Córdoba	13
Mendoza	9
Entre Ríos	4
Chubut and Río Negro	3 each
Corrientes, La Pampa, Misiones, and Tierra del Fuego	2 each
Catamarca, Chaco, Formosa, Jujuy, La Rioja, Neuquén, Salta, Santa Cruz, Santiago del Estero, San Juan, San Luis, and Tucumán	1 each

Total	232

In November 2007, the Argentine Central Bank authorized the opening of 10 new branches: two in the provinces of Córdoba and Buenos Aires, one in each of the provinces of Santa Fe, San Luis, Tucumán and Chubut, one in GBA and another in the City of Buenos Aires.
During 2007, the number of officials specializing in personalized service to the higher potential customer segments was increased. Also, the implementation of the Business Coaching Program, mainly aimed at improving sales productivity in the individuals’ segment, was completed. In addition, in October 2007, the Advisory Sale Program was started at the branch network, for managers and business officials, aimed at improving the business relationships and reciprocity with specific Wholesale Banking customer segments.
Alternative Channels
Service, transactions and sales channels, other than traditional branches that service both individual and corporate customers, include the Customer Contact Center, e-galicia.com, Red Galicia 24, Galicia Móvil, the Retail Sales Unit and the Real Estate Center. As in previous fiscal years, the level of use of alternative channels by the Bank’s customers recorded an upward trend. In December 2007, 77.8% of customer transactions were carried out through these channels, representing an increase from the 76.9% ratio as of December 2006. For 2008, an increase in the level of use of these channels is expected, in line with the business goals defined by the Bank.
e-galicia.com. e-galicia.com provides specific services for both individuals (“Home Banking”) and companies (“Galicia Office”) and enables customers to operate with their products anywhere 365 days per year as if they were carrying out their transactions in a traditional branch. e-galicia.com enables individual customers to undertake different operations, from inquiries and requests of information to investments and transfers between their accounts and third party accounts at the Bank or any other bank. In the case of companies, Galicia Office provides a wide range of functions aimed at facilitating such companies’ treasury management, making collections and payments, including salaries, easier, providing information related to such transactions and a communication channel between companies and their suppliers, among others.
Through Home Banking alone, approximately 6 million monthly enquiries and transactions were made in December 2007, up 47% in respect to the end of 2006. The trend of an increasing number of subscribed customers continued from the last years, with a 38% rise in fiscal year 2007. Among the wide range of available transactions, tax and services payments and transfers to third parties continued to reflect a sustained growth, with increases of 39% and 42%, respectively, during the fiscal year. Starting this year, customers of the Small Businesses and Professionals segment have the possibility of operating through Home Banking Galicia, to make payroll direct deposits, enquiries on payments to retailers and payments received, and also have access to Red de Campo and Galicia Compras.
Galicia Office has been available for over eight years and has over 26,500 customers, or 66% of the Wholesale Banking customer base. During 2007, 1.25 million transactions were carried out for an amount of Ps. 18,311 million, a 68% growth rate in comparison with the volume recorded in 2006, and nearly 34 million enquiries were made. As regards payroll direct deposits, the monetary amount of these transactions exceeded by 77% that of 2006. As regards international trade, the monetary amount of transfers abroad and payment order processing exceeded by 53% the amount recorded in 2006. As in previous years, the Bank worked on the generation of new functionalities, including the settlement of pre-financing of international trade operations with payment orders, which is currently operational, the ability to view Galicia Rural credit card statements and the implementation of an important development to improve performance in the delivery of payroll files.

“Galicia Compras”, our e-commerce channel and Red de Campo, our agricultural data site, both for the exclusive use of Galicia Office customers, continued to grow with respect to the number of queries made. In addition, new benefits and improvements have been added to both channels. In Galicia Compras, the Bank worked hard on the generation of promotions through agreements subscribed to with first class suppliers and services providers and on the development of the channel’s transactional phase, which will start operating in 2008.
Customer Contact Center. During fiscal year 2007, the Customer Contact Center (the “CCC”) managed over 18 million incoming and outgoing calls, which represented a 57% increase compared to the previous fiscal year. Measured in the same way, customer service activity increased by 19%. The CCC comprises: Fonobanco, the telephone banking service (with an automated customer-service system, or IVR, in operation); FonoSeguros, which offers assistance on all kinds of insurance coverage; International Trade, which offers assistance on the Bank’s products and on all international trade matters; e-galicia, the technical support and counseling service that assists customers that operate with the Bank’s Internet services; Galicia Responde, the suggestions, complaints and claims specialized service; Telemarketing, the sales and telephone advice facility for customers and non-customers, through which the Bank has been able to reach customers in a fast and efficient manner, closing sales immediately, signifying a premium service; the Investments Center, through which a broad range of investment products is made available; and the Collections Center.
Red Galicia 24. Comprises 586 ATMs and 628 self-service terminals installed in the Bank’s branch network and other locations throughout the country such as gas stations and supermarkets. This network of state-of-the-art technology terminals solves transactional needs for our customers and users in a dynamic, simple, safe and affordable way, on a 24-7 basis. The Bank’s ATM network is one of the most extensive in the country. Following the plan for the improvement of Red Galicia 24’s service quality and increase of its capabilities and functions, the Bank continued to replace ATMs and finished the technical upgrade of self-service terminals. ATM replacement and self-service terminal installations will continue during 2008.
Galicia Móvil. “Galicia Móvil” (Galicia Mobile) was launched in 2006, adding a new service channel available through cellular phones. Initially, it focused on small payments and later evolved to allow customers to receive balances and due date alarms of credit cards, time deposits and automatic debits. In 2007, the development of SMS services continued, and on-demand balance checking was made available.
Retail Sales Unit. This specialized sales force made a significant contribution to the increase in retail banking products sales. At the end of 2007, it had 130 salespersons in the country’s main markets.
Real Estate Center. Its purpose is to strengthen and encourage the placement of mortgage loans through interaction with realtors. In order to do so, the center has trained personnel that is specialized in these credit lines and who provide constant advice to realtors and personalized service for each referred customer.
Treasury and Asset Management
The Treasury Division is responsible for the centralized management of the Bank’s treasury operations and liquidity, as well as for its foreign-exchange and securities positions, and it participates in the management of market, liquidity, interest-rate and currency risks. To this end, it develops the necessary data and strategies to keep such risks within the limits established by the Board of Directors. In addition, it provides financial services and distributes financial products, among others, to corporations, financial entities, mutual funds, pension/retirement funds (“AFJPs”), insurance companies, etc. The Bank carries out securities trading services in the different markets, mainly in its capacity as an agent of the Mercado Abierto Electrónico (Argentine Over-The-Counter Market, “MAE”) and also through Galicia Valores S.A. Sociedad de Bolsa (“Galicia Valores”), a brokerage firm that operates on the BASE. The Division manages the Bank’s business relations with correspondent banks, international credit agencies and international mutual funds.

Asset Management. Banco Galicia distributes the FIMA mutual funds family through its broad distribution network (branches and electronic banking channels, such as ATMs, phone banking and e-galicia.com) to different customer segments (institutions, companies and individuals), while it acts as custodian of the assets that make up the funds, in its role as depository. Galicia Administradora de Fondos is the Bank’s subsidiary that manages investments and determines the value of the mutual fund units on a daily basis. The mutual funds invest in a variety of financial instruments, such as government and corporate securities, and equity or term deposits, among others, depending on the different investment profiles. During 2007, the total amount of funds managed by Galicia Administradora de Fondos grew by 29%, exceeding the 13% total market increase. The total of funds under management increased from Ps. 479 million at the end of December 2006 to Ps. 616 million at the end of fiscal year 2007. Risk ratings -a necessary requirement for institutions to be able to invest in the different funds- improvements were recorded by several of the managed funds.
International. The Bank’s positive image, consolidated, among other things, by its permanent presence in main international events, promoted a larger supply of trade finance lines by correspondent banks, which enabled the Bank to cover all of the foreign-trade business requirements of its customers.
Regional Credit Cards
The regional credit card companies’ operation is estimated to be the largest of its kind in Argentina. These companies issue proprietary brand credit cards (the “Naranja”,“Nevada” and “Mira” cards) to their customers in the Interior, which allow their holders to charge purchases of goods or services in a network of approximately 115,000 establishments that have agreed to accept the cards, located throughout the Interior and in certain locations of the Greater Buenos Aires area. The companies accept and process from each participating establishment the charges arising from cardholder purchases. The cards can be used as charge cards or purchases can be financed through different payment schedules among which cardholders can chose and that differ by company. The regional credit card companies also extend personal loans to the cardholders to be repaid in up to 24 fixed installments. Through these cards, customers also have access to the ATM networks operating in Argentina (Banelco and Link) to make cash withdrawals and to automatic debit services, among others. The regional credit card companies also market Sudamericana’s insurance products and issue Visa, Amex and MasterCard cards (accepted all over the world) to holders of their proprietary brand cards. All of the products of a customer are managed through one statement.
At the end of fiscal year 2007, the number of statements issued and the number of cards managed by the regional credit card companies exceeded 1.5 million and 4.2 million, respectively. As to business volume, aggregate annual purchases made by cardholders exceeded Ps. 5,800 million in fiscal year 2007, representing a 35% increase from fiscal year 2006, while, as of December 31, 2007, the regional credit card companies loan portfolio before allowances for loan losses and including securitized loans, amounted to more than Ps. 2,700 million, representing a 45% increase from the end of 2006. In 2007, the total number of transactions (purchase coupons plus loan and advance operations) amounted to about 60 million. The highest volumes of activity and billing were accompanied by arrear indicators that remained at good levels. Securitization of loan portfolios is a significant source of funding for these companies.
The regional credit card companies’ distribution network is made up of 187 service centers (of which 141 are branches), 20 more than at the end of 2006. Originally their operations were concentrated in their regions of influence and their distribution networks did not basically overlap. In the last years, these companies have expanded their geographical reach and currently are undergoing a phase of geographical expansion throughout Argentina, which is leading them to compete among each other in certain locations. In particular, Tarjeta Naranja S.A. is expanding into the Greater Buenos Aires area, an area of high potential due to its large population, while, in 2007, Tarjetas Cuyanas S.A. entered the most important markets in the north of Argentina and Tarjetas del Mar S.A. broadened its area of influence (Mar del Plata) and doubled its number of branches. The regional credit card companies target mainly the low and medium-low income segment of the population, which in Argentina rarely uses a bank or may not operate with a bank at all but, with time, their customer base has expanded to include other segments of the population.
For a breakdown of the regional credit card companies’ revenues for the last three financial years, see Item 5A. “Operating Results—Results by Segments—Regional Credit Cards.”

Insurance
Galicia Seguros S.A. (“Galicia Seguros”) is a provider of a variety of property and casualty (“P&C”) and life insurance products. Its most important line of business is group life insurance, including employee benefits coverage and credit related insurance. With regard to P&C, it underwrites mainly home and ATM robbery insurance. Galicia Retiro Compañía de Seguros S.A. (“Galicia Retiro”) provides annuity products, and Sudamericana Asesores de Seguros S.A. is an insurance broker. These companies operations are all located in Argentina. As of December 31, 2007, these companies had 2.8 million policyholders, in the aggregate.
Galicia Seguros’ and Galicia Retiro’s total insurance production (amount of premiums written) amounted to Ps. 144 million during 2007, 163% higher than in the previous year. The increase in insurance production was recorded both for Galicia Seguros and Galicia Retiro. As regards Galicia Seguros’ business, the focus was placed on continuing to increase the company’s turnover by increasing sales (which in 2007 amounted to Ps. 46.3 million of annualized premiums, 50% more than in the previous year), improving profitability by focusing on persistency and diversifying the coverage offered, distribution channels and risk classes. For a breakdown of the insurance companies’ revenues for the last three financial years, see Item 5A. “Operating Results—Results by Segments—Insurance.”
In line with our strategy, this investment allows us to consolidate our leadership as a financial services provider and supplement those businesses that Banco Galicia may only conduct to a limited extent due to prevailing regulations. The Bank and the regional credit card companies market Sudamericana’s insurance products through their distribution network. Sudamericana’s subsidiaries also sell their products through their own distribution capabilities.
Other Businesses
Galicia Warrants. Galicia Warrants is a leading company in its industry, in which it has continuously conducted business in Argentina since 1994. Galicia Warrants stores goods and issues certificates of deposit for goods and warrants. Warrants are legal instruments that are delivered to banks as collateral for their financing. By issuing such certificates Galicia Warrants helps agricultural producers mitigate the price seasonality of their products by allowing them to choose when to sell their produce. It also facilitates its customers access to credit, secured by such certificates and the use of goods kept in custody by Galicia Warrants as collateral reduces the cost of credit for its customers. Galicia Warrants’ principal customers belong to the agricultural, industrial, agroindustrial, export and retail sectors, and its serves more than 600 companies in more than 800 warehouses distributed throughout the country. Its activities are concentrated in the central region of Argentina. Galicia Warrants has benefited from the high growth enjoyed during at least the last five years by the Argentine agricultural and livestock sectors. As of December 31, 2007, the company had assets of Ps. 7.9 million, liabilities of Ps. 2.4 million and shareholders’ equity of Ps. 5.5 million. During fiscal year 2007, Galicia Warrants issued deposit certificates for US$ 63.7 million, with revenues of Ps. 7.2 million and a net income of Ps. 1.3 million.
Net Investment. This company conducts its operations under the name Tradecom Argentina, providing business-to-business e-commerce support services and virtual markets for transactions between companies and suppliers. Tradecom Argentina has activities mainly in Argentina, although it has some operations in Brazil, Colombia, Chile, Mexico, Panama and Venezuela. Our objective is to continue participating in this business, where there is an increasing interest of companies in e-procurement services and which contributes to our comprehensive business and that of Banco Galicia. During 2007, Net Investment continued improving the tools being used by its customers. It also developed new products and, to a great extent, the goals set at the beginning of the year were attained, both with regard to the volume of services rendered and the decrease in expenses related to marketing and general administrative expenses. As a result, the company ended fiscal year 2007 with a balanced net income. An achievement of fiscal year 2007 was the implementation of a module for the administration of internal requirements, quotation requests and electronic purchase orders for NEC Argentina. Among others, some of the customers who started to conduct operations with this company, or otherwise contracted new services, were Boldt, Kraft Foods and Alpargatas.
Galval: Galval mainly generates fee income from brokerage and custodial services. At the end of fiscal year 2007, it had customers’ securities held in custody of US$ 90.2 million.
For a breakdown of the other businesses’ revenues for the last three financial years, see Item 5A. “Operating Results—Results by Segments—Other Grupo Businesses.”

Competition
Due to our financial holding structure, competition is experienced at the level of our operating subsidiaries. We face strong competition in most of the areas in which we are active. For a breakdown of our total revenues, for each of the past three fiscal years, for the activities discussed below (i.e., banking, regional credit cards and insurance), please see Item 5A. Operating Results—Results by Segments.”
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
With respect to private-sector customers, the relevant segment for the Bank, the main competitors are large foreign retail banks and certain domestically-owned private-sector banks, which, prior to the crisis, operated in merchant or private banking and that, after the 2001-2002 crisis, acquired the retail operations of banks that left the business as a result of such crisis. Competition from public-sector banks has decreased from the immediate post-crisis period, as the public initially attracted to such institutions as a safe harbor began to search for better service with private-sector financial institutions. However, the three largest government-owned banks are of a significant size and also compete with the Bank.
The Bank’s estimated deposit market share of private-sector deposits in the Argentine financial system only and considering only the Bank’s Argentine operation, was 8.23% as of December 31, 2007, compared to 8.43% as of December 31, 2006 and 7.96% as of December 31, 2005. Following the 2001-2002 crisis, the Bank significantly and consistently increased its deposit market share. The decrease in 2007 is attributable, basically, to a reduction of its exposure to institutional deposits, due to its high liquidity condition.
The Bank is one of the leading banks in Argentina and the largest domestically owned private-sector bank, as measured by its assets. As of December 31, 2007, measured by its deposits in Argentina only, the Bank was ranked fifth in the whole financial system and third among private-sector banks (including foreign banks). The Bank has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, it is one of the primary providers of financial services to individuals, the primary private-sector institution serving the SMEs sector and has traditionally maintained a dominant position in the agriculture and livestock sector.
Argentine Banking System
As of December 31, 2007, the Argentine financial system consisted of 85 financial institutions, of which 67 were banks and 18 were financial non-bank institutions (including finance companies, credit unions, savings and loan associations). Of the 67 banks, 12 were Argentine national and provincial government-owned or related banks. Of the 55 private-sector banks: 33 were private-sector domestically-owned banks; 21 were foreign-owned banks (i.e., local branches or subsidiaries of foreign banks); and 1 was a cooperative bank, also domestically-owned.
As of that date, the largest private-sector banks, in terms of total deposits, were: Banco Río Santander, BBVA Banco Francés, Banco Galicia, Banco Macro, HSBC Bank, Citibank, Credicoop and Standard Bank. Banco Galicia, Banco Macro and Credicoop were domestically-owned banks and the others were foreign-owned banks. According to information published by the Argentine Central Bank as of December 31, 2007, private-sector banks accounted for 55.90% of total deposits and approximately 67.75% of total net loans in the Argentine financial system. Argentine financial industry regulations do not raise any entry or exit barriers, nor do they make any differentiation between locally or foreign-owned institutions. The only cooperative bank is active principally in consumer and middle-market banking, with a special emphasis on the lower end of the market. As of December 31, 2007, financial institutions (other than banks) accounted for approximately 0.38% of deposits and 3.11% of net loans in the Argentine financial system.

As of December 31, 2007, the largest Argentine national and provincial government-owned or related banks, in terms of total deposits, were Banco Nación and Banco de la Provincia de Buenos Aires. Under the provisions of Law No. 21,526 as amended (Ley de Entidades Financieras, “the Financial Institutions’ Law”), public-sector banks have comparable rights and obligations to private banks, except that public-sector banks are usually chosen as depositaries for public-sector revenues and promote regional development and certain public-sector banks have preferential tax treatment. The bylaws of some public-sector banks provide that the governments that own them (national and provincial) guarantee their commitments. Under current law, Banco de la Provincia de Buenos Aires is not subject to any taxes, levies or assessments that the Government may impose. According to information published by the Argentine Central Bank, as of December 31, 2007, government-owned banks and banks in which the national, provincial and municipal governments had an ownership interest accounted for 43.73% of deposits and 29.13% of loans in the Argentine financial system.
Consolidation has been a dominant theme in the Argentine banking sector since the 1990’s, with the total number of financial institutions declining from 214 in 1991 to 85 at December 31, 2007, with the ten largest banks holding 75.69% of the system’s deposits and 68.29% of the system’s loans as of December 31, 2007.
During the 1990s, foreign banks significantly increased their presence in the Argentine financial system. Since the last quarter of 1996, control of most largest Argentine private-sector domestically-owned commercial banks was transferred to foreign banks, which now control most of the largest private sector financial institutions except the Bank. This foreign presence grew both in the universal bank sector and among financial institutions specializing in specific products or markets. This situation has not changed despite the fact that the number of foreign banks decreased by 16 through December 2007, as compared to the end of 2001, and that foreign banks’ share of total deposits has decreased since the 2001-2002 crisis while the share of domestic private-sector banks has increased.
Regional Credit Cards
No official data is available about the credit card and consumer finance market of the Interior in which the regional credit card companies operate. However, the regional credit card companies’ operation is estimated to be the largest of its kind in Argentina and Tarjeta Naranja S.A. is estimated to be the largest proprietary brand issuer in Argentina amongst approximately 170 companies. After the 2001-2002 crisis, which significantly affected these companies’ competitors and led many of them to cease operations, and until 2004, competition had been relatively low or inexistent. Since 2005, and especially during 2006 and 2007, the regional credit-card companies have faced increased competition from: (i) the banking system’s nation wide aggressive offering of personal loans with low interest rates, (ii) the banking system’s creation of units, companies and products specialized in the low and mid-low income segment of the population, which is the regional credit card companies’ target, and (iii) large retail trade players, such as supermarkets, home appliance chains and department stores, which offered their customers ample financing, apart from price cuts in purchases made at their stores with their proprietary credit cards.
Insurance
Sudamericana’s subsidiaries face significant competition, as the Argentine insurance industry was comprised of approximately 183 insurance companies as of December 31, 2007, of which 45 were dedicated exclusively to life insurance and 22 to annuities. Subsidiaries of foreign insurance companies and the world’s largest insurance companies with global operations are among these companies. In addition, as of that date, brokers amounted to approximately 27,000 individuals and 240 companies. Total insurance production of the Argentine insurance industry measured in current values amounted to Ps. 21,160 million in 2007, 22.5% higher than in 2006, and represented approximately 2.6% of the Argentine GDP.
Similarly to the previous year, P&C insurance represented 69% of total insurance production in 2007. Within this segment, automotive insurance continued to be the most important segment in terms of volume of premiums written representing 45% of the P&C insurance sector and, even though it grew in 2007 (26.8% in current terms), it grew at a lower rate than the other components of such sector (29.0%). Workers’ compensation was the second segment, representing 23% of the P&C sector. The personal insurance sector represented the remaining 31% of total insurance production, with 22% corresponding to life insurance and 9% to annuities. Group life insurance represented 43% of the life insurance sector, followed by pension-linked life insurance (35%). Pension-linked whole life annuities represented 79% of the annuities sector. From these sectors, the most dynamic sector in terms of annual growth was life insurance.
Galicia Seguros ranked sixth in terms of underwrites of group life insurance and tenth in terms of underwrites of home insurance at December 30, 2007.

Sales and Marketing
Banco Galicia’s and the regional credit card companies’ distribution capabilities are our principal marketing channels. Our distribution network is one of the largest and most flexible distribution platforms in the country and has a nationwide coverage. The network of offices of the regional credit-card companies mainly serves the less bancarized medium and low income segments of the population, through offices located all across the Interior of the country and through Banco Galicia, we operate a nationwide distribution network, which is one of the most extensive and diversified distribution networks among private-sector financial institutions in Argentina.

Branches (number)	Mar-08
Bank Branches	232
Regional Credit-Card Cos. Branches	141
Business Centers and In-House Facilities	13
Private-Banking Centers	12

Electronic Banking Terminals (number)
ATM’s	586
Self-Service Terminals	628

Electronic Banking Transactions (number per month)
ATM’s + Self Service Terminals	5,112,130
Phone-Banking	585,600
e-banking	9,282,930
The Bank markets all of its financial products and services to high-, medium- and medium-low-income individuals, including loans, insurance and FIMA family of mutual funds, among others, through its branch network, which operates on line real time. Within the branches, the sales force is specialized by customer segments. The Bank’s sales policy encourages tellers to perform sales functions as well. Wealthy individuals who are private banking customers are served by specialized officers and a specialized network of service centers, including a head office facility.
Commercial and investment banking services to large corporations and other entities are provided in a centralized manner. Branch officers are responsible for the Bank’s relationship with middle-market and small businesses and most of the agriculture/livestock sector customers. The Bank also has established specialized centers that concentrate on providing service to businesses, which are distributed across the country and located in main cities of the Interior and certain facilities located in customer companies facilities.
All of the Bank’s individual and corporate customers have access to the Bank’s electronic distribution channels, including the ATM and self-service terminals network and self-service terminals (Red Galicia 24), a multifunction call center (the CCC), an e-banking website (e-galicia.com) and a banking service through cell phones (Galicia Móvil). In addition, the Bank has a special sales unit specializing in marketing various retail banking products and services, and a centralized unit specializing in the marketing of mortgage loans, which works together with realtors.
Banco Galicia is clearly client service oriented and assigns great importance to its service model and seeks to improve it constantly. In 2005, a new sales and service model was designed and implemented, with the purpose of increasing commercial efficacy, establishing an integrated strategy among the different distribution channels and improving the quality of service. For this, the Bank made progress in the specialization of distribution channels (readjusting the product offering by segment/channel), the redesign of the customer service model at the branches, and the attraction of new open-market customers, among others. Also a plan for the migration of cash operations to automatic means in order to reduce operating burden and waiting times at the branches was added. In 2006, the new customer service model, which had been implemented in all branches during the previous year, was reinforced through the assignment of business officers for medium- and high-income individuals as well as for companies. In the latter case, emphasis was placed on the agricultural and livestock sectors and the whole range of the SMEs segment. During 2007, the number of officials specializing in personalized service to the higher potential customer segments was increased.

The Bank has a segmented marketing approach. In the late 1990s, data warehouse capabilities began to be used to design marketing campaigns focused on specific segments of the Bank’s customer base. The Bank focuses on the ongoing enrichment and exploitation of its corporate data warehouse and of the Retail Division’s data mart in order to, among others, generate the information and the necessary knowledge to create data mining models to focus product sales in accordance with each customer’s preferences. These tools have allowed the Bank to improve its knowledge of its customers and its portfolio segmentation, and to work on micro segmentation and the identification of more precise targets. The Bank’s marketing strategy is also focused on the development of long-term relationships with customers based on a deep and increasing knowledge of those customers. As part of this client-oriented strategy, in the late 1990s, the Bank began to implement customer relationship management technology. Currently, a Program named “Genesis” is under development, geared at improving the way the Bank’s business relationships with its current and potential customers are managed, spanning all of the Bank’s business units, and combining the perspective of each of them into an integral vision.
The Bank’s investment in advertising has increased in the last years, in line with the general market’s trend and particularly, the Argentine financial system’s increase in investment and number of advertisers. These actions, along with massive events in shopping centers across the country and many direct-marketing programs have reinforced the perception of the Bank as a close and friendly bank and have strengthened the brand image, allowing the Bank to regain the “top of mind” (immediate brand recollection) leadership in its category.
During 2007, the Bank completed a brand image change project, launching the new brand and starting to use it in all products and communication pieces on March 31, 2008. Implementation at the branches was launched and will be gradual. This decision not only implies a change in style, but is also strategic and goes hand in hand with the continuous development of the Bank’s products and services. This change is focused on visually communicating the Bank’s identity in a more modern way and on achieving a better connection between its identity and visual representation.
The Bank considers quality of service as the main element capable of distinguishing it from competitors. In order to measure this indicator, the Bank periodically performs surveys, with positive results in the last years, showing high customer satisfaction. During 2005, the Bank implemented new measures and activities, especially at the branch level, and during 2006, started the implementation of a three-year plan for the purpose of strengthening the organizational culture through certain values such as commitment, kindness, and accuracy, while continuing with the assessment of service quality at the branches. This assessment is part of the incentive program and is based on the ongoing monitoring of indicators of customer satisfaction, service quality and the response to claims. In 2007, the general score received by the branches in terms of quality of service averaged 8.80 points (from 10). In November 2005, the Bank adhered to the “Code of Banking Practices” established by the four bank associations of Argentina, which will further contribute to the improvement of the quality of service.
The regional credit card companies market their products and services through a network of branches and service centers, the size of which depends on the size of the locations in which they operate. The companies’ culture is strongly client service oriented and assigns great importance to quality of service. Sales officials receive intensive training in personalized sale of the companies’ products and quality of service, given that the bulk of sales is conducted on a one-on-one basis. Quality of service at the branches is permanently monitored by third parties and availability is enhanced through extended business hours. In addition, each of the companies has a web site through which they conduct sales, receive customers’ requests (such as requests for statements, loans or increases in the credit limits assigned and new cards, among others), provide information on and promote products. These sites include a link that allows payments to be made. In addition, each company has a call center, through which sales, post-sales and collection functions are performed.
To market its products, Sudamericana’s subsidiaries mainly use the Bank’s and the regional credit card companies’ distribution networks. They also use the sales officers of Sudamericana Asesores de Seguros S.A. In addition Sudamericana has a telemarketing center of its own.

Property
The following are our main principal assets, as of December 31, 2007:

		Square
		Meters
Property	Address	(approx.)	Main Uses
Grupo Financiero Galicia
- Owned	-Tte. Gral. Juan D. Perón 456, 2nd floor, Buenos Aires, Argentina	191	Administrative activities
	-Maipú 241, Buenos Aires, Argentina (1)	1,619	Administrative activities

Banco de Galicia y Buenos Aires S.A.
- Owned	-Tte. Gral. Juan D. Perón 407, Buenos Aires, Argentina	17,300	Administrative activities
	-Tte. Gral. Juan D. Perón 430, Buenos Aires, Argentina	42,000	Administrative activities
	-Florida 361, Buenos Aires, Argentina	7,340	Administrative activities
- Rented	-San Martín 178/200, Buenos Aires, Argentina	3,600	Administrative activities

Banco Galicia Uruguay S.A.
- Owned	-Luis Alberto Herrera 1248, 21st and 22nd floors, Edificio World Trade Center, Montevideo, Uruguay	880	Administrative activities
	-Punta del Este, Uruguay		Former Branch
- Rented	-Montevideo, Uruguay: 2 properties	960	Storage and administrative activities

Tarjeta Naranja S.A.
- Owned	-Sucre 152, 154 and 541, Córdoba, Argentina	6,500	Administrative activities
	-Ruta Nacional 36, km. 8, Córdoba, Argentina	49,200	Storage
	-San Jerónimo 2348 and 2350, Santa Fe, Argentina	1,500	Administrative activities
- Rented	-Sucre 145/151, La Rioja 359, 364 and 375, and Los Andes 197, Córdoba, Argentina	4,450	Administrative activities, printing centre and storage

Tarjetas Cuyanas S.A.
- Rented	-Belgrano 1415, Mendoza, Argentina	1,160	Administrative activities
	-Vicente Zapata 145, Mendoza, Argentina	280	Printing centre
	-Olascoaga 348, San José, Mendoza, Argentina	580	Storage

Tarjetas del Mar S.A.
- Rented	-Luro 3001, Mar del Plata, Buenos Aires, Argentina	240	Administrative Activities
	-Luro 2943, Mar del Plata, Buenos Aires, Argentina	765	Administrative Activities

Galicia Seguros S.A.
- Owned	-Maipú 241, Buenos Aires, Argentina	1,643	Administrative activities

Net Investment S.A.
- Rented	-25 de Mayo 702, 3rd floor, Buenos Aires, Argentina	290	Administrative activities

Galicia Warrants S.A.
- Owned	-Tte. Gral. Juan D. Perón 456, 6th floor, Buenos Aires, Argentina	118	Administrative activities
	-Ruta Nacional 18, Km. 209, San Salvador, Entre Ríos, Argentina	47,917	Storage
- Rented	-Alsina 3450, San Miguel de Tucumán, Tucumán, Argentina	12,800	Storage
	-Lavalle 3272, San Miguel de Tucumán, Tucumán, Argentina	3,200	Storage
	-Alto Verde, Chicligasta, Tucumán, Argentina	2,000	Storage
	-Pasaje 1° de Mayo Esquina 25 de Mayo, Barrio el Corte Alderete, Tucumán, Argentina	2,000	Storage
	-San Martín 891 PB, San Miguel de Tucumán, Tucumán, Argentina	64	Administrative activities

(1)	We lease seven units to the Bank, equivalent to 1,373 square meters, for Ps. 14,800 per month, and hold a 45 square meters unit vacant for storage. Galicia Vida occupies the remaining unit.
In 1994, Banco Galicia purchased the building located at Reconquista 188/200, in Buenos Aires and, between 1992 and 2000, it purchased the building located at Tte. Gral. Juan D. Perón 444, in Buenos Aires. In these locations, the Bank has completed construction of the new corporate tower located at Perón 430 and is in the process of finishing certain floors and moving a substantial part of its operations to this building. Of the approximately 42,000 square meters, 92% were completed as of December 31, 2007. Approximately Ps. 19.0 million are expected to be invested in 2008 in order to finalize the remaining works.

As of December 31, 2007, our distribution network consisted of:
•	Banco Galicia: 232 branches located in Argentina, 137 of which were owned and 95 of which were rented by Banco Galicia, located in all of Argentina’s 23 provinces.
•	Tarjeta Naranja S.A.: 101 sales points located in 21 of the 23 Argentine provinces, 100 of which were rented by the company.
•
Tarjetas Cuyanas S.A.: 24 sales points located in the provinces of Mendoza, San Juan, San Luis, Santiago del Estero, La Pampa, La Rioja, Catamarca, Neuquén, Rio Negro, Salta, Jujuy and Tucumán. All of them were rented.

•	Tarjetas del Mar S.A.: 7 sales points located in the Province of Buenos Aires, all of which were rented.
Capital Investments and Divestitures
During 2007, our capital expenditures amounted to Ps. 208.7 million, distributed as follows:
•	Ps. 80.5 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings);
•	Ps. 44.7 million in construction in progress; and
•	Ps. 83.5 million in organizational and IT system development expenses.
During 2006, our capital expenditures amounted to Ps. 136.5 million, distributed as follows:
•	Ps. 41.7 million in fixed assets;
•	Ps. 46.7 million in construction in progress; and
•	Ps. 48.1 million in organizational and IT system development expenses.
During 2005, our capital expenditures amounted to Ps. 88.9 million, distributed as follows:
•	Ps. 30.5 million in fixed assets;
•	Ps. 38.1 million in construction in progress; and
•	Ps. 20.3 million in organizational and IT system development expenses.
These capital expenditures were made in Argentina.
After having obtained the necessary authorizations, on July 27, 2007 Grupo Financiero Galicia subscribed and paid for 93,604,637 Banco de Galicia y Buenos Aires S.A.’s class “B” shares with a face value of Ps. 1 each. Payment of the shares was made in cash for Ps. 175.3 million and in 2014 Notes with a face value of US$ 102.2 million. There were no capital contributions to any other of our subsidiaries during 2007.
On December 19, 2006, Tarjeta Naranja S.A. acquired an ownership interest in Tarjeta Naranja Dominicana S.A. (formerly Ancud Comercial S.A.), a company incorporated in the Dominican Republic for Ps. 0.009 million. On the same date, Tarjeta Naranja S.A. made a US$ 4.0 million capital contribution to such company.
During 2006 and 2005, we invested Ps. 0.007 million and Ps. 0.2 million in aggregate in Banco Galicia through open-market purchases of the Bank’s common shares.
During 2006, the Bank sold its shares in Inversora Nihuiles S.A. and Inversora Diamante S.A., representing 12.5% of the total votes and shares of Inversora Nihuiles S.A. and 12.5% of the votes and shares of Inversora Diamante S.A., for an aggregate amount of US$ 9.3 million, representing the book value for such shares. In April 2005, after having obtained the necessary authorizations, Sudamericana sold 100% of the shares it held in Instituto de Salta Compañía de Seguros de Vida S.A. for Ps. 6.8 million.
We have budgeted capital expenditures for the fiscal year ending December 31, 2008, for the following purposes and amounts:

(in millions of Pesos)
Construction of the New Corporate Tower (construction, furniture, equipment, phones, etc.)	Ps.	31.9
Fixed Assets		114.7
Organizational and IT System Development		134.0

Total	Ps.	280.6

We expect to finance our capital expenditures from the cash flow derived from our operations. These capital expenditures will be made in Argentina.
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
The exchange rate used in translating Pesos into US Dollars, which is used in calculating the convenience translations included in the following tables is the Reference Exchange Rate published by the Argentine Central Bank, which was Ps. 3.1510, Ps. 3.0695 and Ps. 3.0315 per US$ 1.00 as of December 31, 2007, December 31, 2006 and December 31, 2005 respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into US Dollars at the rates indicated or any other rate. See Item 3. “Key Information—Exchange Rate Information.”
In accordance with Argentine regulation, information included in this section as of and for the four fiscal years ended December 31, 2007 does not include any effect of inflation accounting. Information included in this section as of and for the fiscal year ended December 31, 2003 includes the effects of inflation accounting through February 28, 2003. See “Presentation of Financial Information.”
Average Balance Sheet and Income from Interest-Earning Assets and Expenses from Interest-Bearing Liabilities
The average balances of interest-earning assets and interest-bearing liabilities, including the related interest that is receivable and payable, are calculated on a daily basis for Banco Galicia, Galicia Uruguay and Tarjetas Regionales S.A. on a consolidated basis. The average balances of interest-earning assets and interest bearing liabilities are calculated on a monthly basis for Grupo Financiero Galicia and its other non-banking subsidiaries.
Average balances have been separated between those denominated in Pesos and those denominated in Dollars. The nominal interest rate is the amount of interest earned or paid during the period divided by the related average balance.
Net gains/losses on government securities and related differences in quoted market prices are included in interest earned. We manage our trading activities in government securities as an integral part of our business. We do not distinguish between interest income and market gains or losses on our government securities portfolio. The non-accrual loans balance is included in the average loan balance calculation.
The following table shows our consolidated average balances, interest accrued and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2007.

	Fiscal Year Ended December 31, 2007 (*)
	Pesos			Dollars			Total
			Average			Average			Average
	Average	Interest	Yield/	Average	Interest	Yield/	Average	Interest	Yield/
	Balance	Accrued	Rate	Balance	Accrued	Rate	Balance	Accrued	Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	1,209.1	16.9	1.40	3,069.7	129.4	4.22	4,278.8	146.3	3.42
Loans
Private Sector	7,178.8	1,163.5	16.21	1,665.0	107.1	6.43	8,843.8	1,270.6	14.37
Public Sector	1,685.1	221.2	13.13	—	—	—	1,685.1	221.2	13.13

Total Loans	8,863.9	1,384.7	15.62	1,665.0	107.1	6.43	10,528.9	1,491.8	14.17

Other(1)	2,378.1	155.2	6.53	1,040.1	29.8	2.87	3,418.2	185.0	5.41

Total Interest-Earning Assets	12,451.1	1,556.8	12.50	5,774.8	266.3	4.61	18,225.9	1,823.1	10.00

Cash and Gold	484.6	—	—	201.6	—	—	686.2	—	—
Equity in Other Companies	661.0	—	—	65.2	—	—	726.2	—	—
Other Assets	2,010.4	—	—	126.8	—	—	2,137.2	—	—
Allowances	(335.9)	—	—	(107.2)	—	—	(443.1)	—	—

Total Assets	15,271.2	—	—	6,061.2	—	—	21,332.4	—	—

	Fiscal Year Ended December 31, 2007 (*)
	Pesos			Dollars			Total
			Average			Average			Average
	Average	Interest	Yield/	Average	Interest	Yield/	Average	Interest	Yield/
	Balance	Accrued	Rate	Balance	Accrued	Rate	Balance	Accrued	Rate
	(in millions of Pesos, except rates)
Liabilities and Equity
Deposits
Current Accounts	531.0	16.4	3.09	147.4	—	—	678.4	16.4	2.42
Saving Accounts	1,647.2	5.1	0.31	605.7	—	—	2,252.9	5.1	0.23
Time Deposits	5,705.6	547.0	9.59	900.6	15.4	1.71	6,606.2	562.4	8.51

Total Interest-Bearing Deposits	7,883.8	568.5	7.21	1,653.7	15.4	0.93	9,537.5	583.9	6.12

Argentine Central Bank	261.3	68.8	26.33	0.2	—	—	261.5	68.8	26.31
Other Financial Entities	186.4	27.2	14.59	352.8	16.9	4.79	539.2	44.1	8.18
Debt Securities	530.0	77.7	14.66	2,830.1	213.3	7.54	3,360.1	291.0	8.66
Other	149.7	16.5	11.02	1,010.8	66.9	6.62	1,160.5	83.4	7.19

Total Interest-Bearing Liabilities	9,011.2	758.7	8.42	5,847.6	312.5	5.34	14,858.8	1,071.2	7.21

Demand Deposits	2,287.6	—	—	19.9	—	—	2,307.5	—	—
Other Liabilities	1,872.7	—	—	513.8	—	—	2,386.5	—	—
Minority Interests	172.9	—	—	—	—	—	172.9	—	—
Shareholders’ Equity	1,606.7	—	—	—	—	—	1,606.7	—	—

Total Liabilities and Equity	14,951.1	—	—	6,381.3	—	—	21,332.4	—	—

Spread and Net Yield
Interest Rate Spread			4.08			(0.73)			2.79
Cost of Funds Supporting Interest-Earning Assets			6.09			5.41			5.88
Net Yield on Interest-Earning Assets			6.41			(0.80)			4.13

(*)	Rates include the CER adjustment.

(1)	Includes the amounts corresponding to the Hedge Bond to be received, among others.
The following table shows our consolidated average balances, interest accrued and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2006.

	Fiscal Year Ended December 31, 2006 (*)
	Pesos			Dollars			Total
			Average			Average			Average
	Average	Interest	Yield/	Average	Interest	Yield/	Average	Interest	Yield/
	Balance	Accrued	Rate	Balance	Accrued	Rate	Balance	Accrued	Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	3,501.5	252.5	7.21	1,174.3	60.0	5.11	4,675.8	312.5	6.68
Loans
Private Sector	5,148.2	754.0	14.65	1,333.3	75.1	5.63	6,481.5	829.1	12.79
Public Sector	4,369.5	496.3	11.36	—	—	—	4,369.5	496.3	11.36

Total Loans	9,517.7	1,250.3	13.14	1,333.3	75.1	5.63	10,851.0	1,325.4	12.21

Other(1)	1,778.4	125.5	7.06	4,447.4	158.8	3.57	6,225.8	284.3	4.57

Total Interest-Earning Assets	14,797.6	1,628.3	11.00	6,955.0	293.9	4.23	21,752.6	1,922.2	8.84

Cash and Gold	432.7	—	—	210.0	—	—	642.7	—	—
Equity in Other Companies	561.1	—	—	44.2	—	—	605.3	—	—
Other Assets	1,970.2	—	—	80.8	—	—	2,051.0	—	—
Allowances	(348.8)	—	—	(88.3)	—	—	(437.1)	—	—

Total Assets	17,412.8	—	—	7,201.7	—	—	24,614.5	—	—

	Fiscal Year Ended December 31, 2006 (*)
	Pesos			Dollars			Total
			Average			Average			Average
	Average	Interest	Yield/	Average	Interest	Yield/	Average	Interest	Yield/
	Balance	Accrued	Rate	Balance	Accrued	Rate	Balance	Accrued	Rate
	(in millions of Pesos, except rates)
Liabilities and Equity
Deposits
Current Accounts	536.8	21.0	3.91	122.0	—	—	658.8	21.0	3.19
Saving Accounts	1,283.0	4.4	0.34	506.3	—	—	1,789.3	4.4	0.25
Time Deposits	4,556.3	405.8	8.91	741.6	9.6	1.29	5,297.9	415.4	7.84

Total Interest-Bearing Deposits	6,376.1	431.2	6.76	1,369.9	9.6	0.70	7,746.0	440.8	5.69

Argentine Central Bank	6,083.0	769.5	12.65	0.1	—	—	6,083.1	769.5	12.65
Other Financial Entities	265.9	35.1	13.20	172.9	11.3	6.54	438.8	46.4	10.57
Debt Securities	170.7	24.4	14.29	3,261.7	270.5	8.29	3,432.4	294.9	8.59
Other	108.8	12.2	11.21	1,084.9	96.2	8.87	1,193.7	108.4	9.08

Total Interest-Bearing Liabilities	13,004.5	1,272.4	9.78	5,889.5	387.6	6.58	18,894.0	1,660.0	8.79

Demand Deposits	1,735.8	—	—	20.6	—	—	1,756.4	—	—
Other Liabilities	1,651.9	—	—	518.8	—	—	2,170.7	—	—
Minority Interests	144.1	—	—	—	—	—	144.1	—	—
Shareholders’ Equity	1,649.3	—	—	—	—	—	1,649.3	—	—

Total Liabilities and Equity	18,185.6	—	—	6,428.9	—	—	24,614.5	—	—

Spread and Net Yield
Interest Rate Spread			1.22			(2.35)			0.05
Cost of Funds Supporting Interest-Earning Assets			8.60			5.57			7.63
Net Yield on Interest-Earning Assets			2.41			(1.35)			1.21

(*)	Rates include the CER adjustment.

(1)	Includes the amounts corresponding to the Hedge Bond to be received, among others.
The following table shows our consolidated average balances, interest accrued and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2005.

	Fiscal Year Ended December 31, 2005 (*)
	Pesos			Dollars			Total
			Average			Average			Average
	Average	Interest	Yield/	Average	Interest	Yield/	Average	Interest	Yield/
	Balance	Accrued	Rate	Balance	Accrued	Rate	Balance	Accrued	Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	4,945.8	660.9	13.36	801.9	16.4	2.05	5,747.7	677.3	11.78
Loans
Private Sector	3,917.2	610.3	15.58	989.9	39.6	4.00	4,907.1	649.9	13.24
Public Sector	4,839.8	714.9	14.77	—	—	—	4,839.8	714.9	14.77

Total Loans	8,757.0	1,325.2	15.13	989.9	39.6	4.00	9,746.9	1,364.8	14.00

Other(1)	1,584.4	134.6	8.50	4,765.2	138.7	2.91	6,349.6	273.3	4.30

Total Interest-Earning Assets	15,287.2	2,120.7	13.87	6,557.0	194.7	2.97	21,844.2	2,315.4	10.60

Cash and Gold	357.1	—	—	184.2	—	—	541.3	—	—
Equity in Other Companies	446.7	—	—	43.5	—	—	490.2	—	—
Other Assets	1,901.2	—	—	89.3	—	—	1,990.5	—	—
Allowances	(555.7)	—	—	(72.4)	—	—	(628.1)	—	—

Total Assets	17,436.5	—	—	6,801.6	—	—	24,238.1	—	—

	Fiscal Year Ended December 31, 2005 (*)
	Pesos			Dollars			Total
			Average			Average			Average
	Average	Interest	Yield/	Average	Interest	Yield/	Average	Interest	Yield/
	Balance	Accrued	Rate	Balance	Accrued	Rate	Balance	Accrued	Rate
	(in millions of Pesos, except rates)
Liabilities and Equity
Deposits
Current Accounts	536.8	15.3	2.85	78.2	—	—	615.0	15.3	2.49
Saving Accounts	1,023.9	4.7	0.46	364.1	—	—	1,388.0	4.7	0.34
Time Deposits	3,351.3	238.9	7.13	767.8	7.9	1.03	4,119.1	246.8	5.99

Total Interest-Bearing Deposits	4,912.0	258.9	5.27	1,210.1	7.9	0.65	6,122.1	266.8	4.36

Argentine Central Bank	8,341.3	1,177.2	14.11	0.3	—	—	8,341.6	1,177.2	14.11
Other Financial Entities	206.6	36.8	17.81	152.0	9.8	6.45	358.6	46.6	12.99
Debt Securities	101.3	9.7	9.58	3,427.3	224.4	6.55	3,528.6	234.1	6.63
Other	41.2	6.4	15.53	1,045.7	65.0	6.22	1,086.9	71.4	6.57

Total Interest-Bearing Liabilities	13,602.4	1,489.0	10.95	5,835.4	307.1	5.26	19,437.8	1,796.1	9.24

Demand Deposits	1,414.3	—	—	20.8	—	—	1,435.1	—	—
Other Liabilities	1,358.0	—	—	310.0	—	—	1,668.0	—	—
Minority Interests	127.9	—	—	—	—	—	127.9	—	—
Shareholders’ Equity	1,569.3	—	—	—	—	—	1,569.3	—	—

Total Liabilities and Equity	18,071.9	—	—	6,166.2	—	—	24,238.1	—	—

Spread and Net Yield
Interest Rate Spread			2.92			(2.29)			1.36
Cost of Funds Supporting Interest-Earning Assets			9.74			4.68			8.22
Net Yield on Interest-Earning Assets			4.13			(1.71)			2.38

(*)	Rates include the CER adjustment.

(1)	Includes the amounts corresponding to the Compensatory Bond and the Hedge Bond to be received, among others.
Changes in Net Interest Income—Volume and Rate Analysis
The following table allocates, by currency, changes in our consolidated interest income and interest expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for (i) the fiscal year ended December 31, 2007 compared with the fiscal year ended December 31, 2006; and (ii) the fiscal year ended December 31, 2006, compared with the fiscal year ended December 31, 2005. Differences related to rate or volume are allocated proportionally to the rate variance and the volume variance, respectively.

	Fiscal Year 2007/ Fiscal Year 2006,			Fiscal Year 2006/ Fiscal Year 2005,
	Increase (Decrease) due to changes in			Increase (Decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of Pesos)
Interest Earning Assets
Government Securities
Pesos	(105.6)	(130.0)	(235.6)	(158.5)	(249.9)	(408.4)
Dollars	77.8	(8.4)	69.4	10.3	33.3	43.6

Total	(27.8)	(138.4)	(166.2)	(148.2)	(216.6)	(364.8)
Loans
Private Sector
Pesos	322.3	87.2	409.5	177.6	(33.9)	143.7
Dollars	20.4	11.6	32.0	16.3	19.2	35.5

Total	342.7	98.8	441.5	193.9	(14.7)	179.2
Public Sector
Pesos	(368.5)	93.4	(275.1)	(64.7)	(153.9)	(218.6)
Dollars	—	—	—	—	—	—

Total	(368.5)	93.4	(275.1)	(64.7)	(153.9)	(218.6)
Other
Pesos	38.2	(8.5)	29.7	23.7	(32.8)	(9.1)
Dollars	(102.6)	(26.4)	(129.0)	(8.4)	28.5	20.1

Total	(64.4)	(34.9)	(99.3)	15.3	(4.3)	11.0
Total Interest-Earning Assets
Pesos	(113.6)	42.1	(71.5)	(21.9)	(470.5)	(492.4)
Dollars	(4.4)	(23.2)	(27.6)	18.2	81.0	99.2

Total	(118.0)	18.9	(99.1)	(3.7)	(389.5)	(393.2)

	Fiscal Year 2007/ Fiscal Year 2006,			Fiscal Year 2006/ Fiscal Year 2005,
	Increase (Decrease) due to changes in			Increase (Decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of Pesos)
Interest Bearing Liabilities
Demand Account
Pesos	(0.2)	(4.4)	(4.6)	—	5.7	5.7
Dollars	—	—	—	—	—	—

Total	(0.2)	(4.4)	(4.6)	—	5.7	5.7
Saving Account
Pesos	1.1	(0.4)	0.7	1.0	(1.3)	(0.3)
Dollars	—	—	—	—	—	—

Total	1.1	(0.4)	0.7	1.0	(1.3)	(0.3)
Time Deposits
Pesos	108.4	32.8	141.2	98.5	68.4	166.9
Dollars	2.3	3.5	5.8	(0.3)	2.0	1.7

Total	110.7	36.3	147.0	98.2	70.4	168.6
With the Argentine Central Bank
Pesos	(1,110.3)	409.6	(700.7)	(294.8)	(112.9)	(407.7)
Dollars	—	—	—	—	—	—

Total	(1,110.3)	409.6	(700.7)	(294.8)	(112.9)	(407.7)
With Other Financial Entities
Pesos	(12.2)	4.3	(7.9)	9.1	(10.8)	(1.7)
Dollars	7.5	(1.9)	5.6	1.4	0.1	1.5

Total	(4.7)	2.4	(2.3)	10.5	(10.7)	(0.2)
Negotiable Obligations
Pesos	52.7	0.6	53.3	8.5	6.2	14.7
Dollars	(33.8)	(23.4)	(57.2)	(10.2)	56.3	46.1

Total	18.9	(22.8)	(3.9)	(1.7)	62.5	60.8
Other liabilities
Pesos	4.5	(0.2)	4.3	7.0	(1.2)	5.8
Dollars	(6.2)	(23.1)	(29.3)	2.5	28.7	31.2

Total	(1.7)	(23.3)	(25.0)	9.5	27.5	37.0
Total Interest Bearing Liabilities
Pesos	(956.0)	442.3	(513.7)	(170.7)	(45.9)	(216.6)
Dollars	(30.2)	(44.9)	(75.1)	(6.6)	87.1	80.5

Total	(986.2)	397.4	(588.8)	(177.3)	41.2	(136.1)

Interest-Earning Assets—Net Yield on Interest-Earning Assets
The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest earned, and illustrates the net yields and spreads obtained, for each of the periods indicated.

	Fiscal Year Ended December 31,
	2007	2006	2005
	(in millions of Pesos, except percentages)
Total Average Interest-Earning Assets
Pesos	12,451.1	14,797.6	15,287.2
Dollars	5,774.8	6,955.0	6,557.0

Total	18,225.9	21,752.6	21,844.2

Net Interest Earned (1)
Pesos	798.1	355.9	631.7
Dollars	(46.2)	(93.7)	(112.4)

Total	751.9	262.2	519.3

Net Yield on Interest-Earning Assets (2) (%)
Pesos	6.41	2.41	4.13
Dollars	(0.80)	(1.35)	(1.71)

Weighted-Average Yield	4.13	1.21	2.38

Interest Spread, Nominal Basis (3) (%)
Pesos	4.08	1.22	2.92
Dollars	(0.73)	(2.35)	(2.29)

Weighted-Average Yield	2.79	0.05	1.36

Credit Related Fees Included in Net Interest Earned
Pesos	43.5	26.4	26.4
Dollars	—	—	—

Total	43.5	26.4	26.4

(1)
Net interest earned corresponds to the net financial income (“Financial Income” minus “Financial Expenses,” as set forth in the Income Statement), plus (i) financial fees included in “Income from Services — In Relation to Lending Transactions” in the Income Statement,(ii) contributions to the Deposits Insurance Fund included in the item with the same denomination that is part of the “Financial Expenses” caption in the Income Statement, and (iii) contributions and taxes on financial income included in the Income Statement under “Financial Expenses – Others”; minus (i) net income from corporate securities, included under “Financial Income/Expenses – Interest Income and Gains/Losses from Holdings of Government and Corporate Securities,” in the Income Statement,(ii) differences in quotation of gold and foreign currency included in the item with the same denomination that is part of the Financial Expenses/Income caption in the Income Statement, and (iii) the premiums and adjustments on forward transactions in foreign currency, included in the item “Financial Income-Others” in the Income Statement. Net interest earned also includes income from government securities used as security margins in repo transactions. This income/loss is included in “Miscellaneous Income/Loss – Others” in the Income Statement. Net income from government securities includes both interest and gains/losses due to the variation of market quotations.

(2)	Net interest earned, divided by average interest-earning assets.

(3)	Interest spread, nominal basis is the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing deposits.
Government and Corporate Securities
The following table shows our holdings of government and corporate securities at the balance sheet dates, and the breakdown of the portfolio in accordance with the Argentine Central Bank classification system and by the securities’ currency of denomination. Our holdings of government securities represent mainly holdings of the Bank.

	Fiscal Year Ended December 31,
	2007		2006		2005
	(in millions of Pesos)
Government Securities
Pesos
Investment	17.1		—		-
Issued by Argentine Central Bank — Lebac and Nobac	17.1	(1)	—		—
Trading	38.9		0.1		14.6
Bonar	36.7		—		12.0
Bogar Bonds	2.1	(1)	—		—
Others	0.1		0.1		2.6
Issued by Argentine Central Bank	331.6		119.5		704.5
Lebac Unquoted	11.0		—		5.4
Lebac Quoted	103.3		17.7		388.4
Lebac in Connection with Reverse Repo Transactions	—		—		293.4
Nobac Unquoted	8.3		101.8		—
Nobac Quoted	209.0		—		17.3
Without Quotation	1.9		433.5		4,591.1
Bogar Bonds	—		428.6	(2)	3,823.3
Discount Bonds in Pesos	1.9		4.9		733.3
Fiscal Credit Certificate	—		—		34.5

Total Government Securities in Pesos	389.5		553.1		5,310.2

Dollars
Investment	1,303.4		2,608.8		650.9
Boden 2012 Bonds	1,303.4		2,608.8		650.9
Trading	0.1		26.4		6.3
Boden 2012 Bonds	0.1		26.3		6.3
Others	—		0.1		—

Total Government Securities in Dollars	1,303.5		2,635.2		657.2

Total Government Securities	1,693.0		3,188.3		5,967.4

Corporate Securities	1.0		0.3		4.4
Corporate Equity Securities (Quoted) in Pesos	1.0	(3)	—		3.9
Corporate Equity Securities (Quoted) in Dollars	—		0.3		0.5

Total Government and Corporate Securities	1,694.0		3,188.6		5,971.8

(1)	Corresponds to Sudamericana.

(2)	Includes holdings of Bogar Bonds from Grupo Galicia on an individual basis for Ps. 1.7 million.

(3)	Corresponds to Tarjetas Regionales S.A. consolidated.

The Ps. 1,303.4 million holdings of Boden 2012 Bonds (US$ 647.5 million of face value) represent Boden 2012 Bonds resulting from the Bank’s purchase of the Hedge Bond not used in repo transactions. The Boden 2012 Bonds pending delivery as of fiscal year end 2006 (US$ 116.8 million of face value) were subscribed in April 2007 using Secured Loans for a face value of Ps. 115.9 million. At the end of fiscal year 2006, the Hedge Bond pending delivery was recorded under the item “Other Receivables Resulting from Financial Brokerage — In Foreign Currency — Bonds to be Received from the National Government.”
The decrease in our holdings of government securities in 2007 mainly reflects sales under repurchase agreements of Boden 2012 Bonds by the Bank, sales of these bonds, the proceeds of which were used for the repurchase of restructured foreign debt, and collection of the annual amortization, in August. It also reflects sales of the remaining Bank’s holdings of Bogar Bonds (Ps. 229.5 million of face value) during the first quarter of 2007. The decrease of the Bogar Bonds portfolio during 2006 to Ps. 426.9 million from Ps. 3,823.3 million as of the end of fiscal year 2005 was due to sales of such instruments, the proceeds of which were applied to the settlement of the financial assistance from the Argentine Central Bank, and to the use of said bonds in the partial settlement of the advance from the Argentine Central Bank for the acquisition of the Hedge Bond during 2006.
All government securities, except for the Lebac and Nobac, which are issued by the Argentine Central Bank, were issued by the Argentine Government.
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
As of December 31, 2007, our position in government securities amounted to Ps. 3,877.8 million, and the difference between our holdings of government securities and our net position was mainly due to forward purchases of Boden 2012 Bonds and Discount Bonds in Pesos, in connection with repurchase agreements, for Ps. 1, 440.9 million and Ps. 695.9 million, respectively, to forward sales of Nobac pending settlement for Ps. 12.2 million and to Ps. 59.0 million of Lebac and Nobac delivered to the Rosario Futures Exchange (Rofex) as guarantees of transactions conducted on such exchange.

	As of December 31, 2007
				Spot	Spot
		Forward	Forward	purchases	sales	Net
In millions of Pesos	Holdings	Purchases	Sales	to be settled	to be settled	Position
Government Securities
Held for Investment Purposes
Pesos	17.1	—	—	—	—	17.1
Dollar	1,303.4	1,440.9	—	—	—	2,744.3
Other	—	1.3	—	—	—	1.3
Held for Trading Purposes
Pesos	38.9	—	—	—	—	38.9
Dollar	0.1	—	—	0.1	0.2	—
Securities without Quotation
Pesos	1.9	695.9	—	—	—	697.8
Instruments issued by the Argentine Central Bank
Pesos	331.6	—	—	—	12.2	319.4
Other	—	59.0	—	—	—	59.0

Total Government Securities	1,693.0	2,197.1	—	0.1	12.4	3,877.8

Corporate Equity Securities (Quoted)	1.0	—	—	—	—	1.0

Total Government and Corporate Securities	1,694.0	2,197.1	—	0.1	12.4	3,878.8

As of December 31, 2007 and based on quoted market prices:
•
The market value of our position in Boden 2012 Bonds was Ps 2,437.8 million. This total comprises both our holdings recorded as government securities held for investment and our forward purchases in connection with repurchase agreements.

•	The market value of our position in Discount Bonds in Pesos and GDP-Linked Negotiable Securities was Ps. 379.7 million.

•	Our holdings of Lebac and Nobac and Bonar Bonds were marked-to-market.
Valuation
In accordance with Argentine Central Bank rules, quoted government securities held-for-trading purposes are carried at their Argentine closing market quotation less estimated selling costs.
Quoted government securities in investment accounts are valued at their acquisition cost increased by accruing their internal rate of return over the period elapsed since the date of inclusion of the securities in the investment account category. Argentine Central Bank Communiqué “A” 3857, dated January 7, 2003, established that financial institutions could record as investments, only those securities incorporated in their balance sheets through December 31, 2002. After that date, the value of any securities (except the Compensatory Bond and the Hedge Bond received and/or to be received according to applicable compensation rules or other compensation to be received) incorporated into a bank’s position was required to be marked-to-market.
Within the context of high volatility experienced by the international and local capital markets since July 2007, the Argentine Central Bank issued Communiqué “A” 4698 dated August 24, 2007, through which, among others, it established that debt instruments issued by such institution that are included in the volatility list published monthly by that institution, may be classified in investment accounts and recorded at their amortized cost plus the corresponding internal rate of return, as long as the financial institution commits to hold them until maturity. The difference with respect to the market value has to be disclosed in the notes to the quarterly and annual financial statements. Holdings in investment accounts may be used in repo transactions, subject to certain conditions.
Securities received by financial institutions as compensation for the effects of the asymmetric pesification established by Decrees No. 905/02 and complementary rules (in the Bank’s case, Boden 2012 Bonds) are carried at their “technical value,” in accordance with Argentine Central Bank Communiqué “A” 3785 issued on October 29, 2002. “Technical value” means the face value adjusted by contractual terms. In accordance with Argentine Central Bank rules, the Bank recorded the Boden 2012 Bonds already received and those pending receipt, at 100% of their technical value. As of December 31, 2007, the Boden 2012 Bonds were trading at approximately 89% of such value. The market value of the Bank’s position in these securities, as of December 31, 2007, is shown in “Government Securities—Net Position” above.
Also in the context of the high market volatility in the second half of 2007, by means of Communiqué “A” 4702 dated August 30, 2007, the Argentine Central Bank established that holdings of debt securities issued by such entity and of government securities may be classified as “Available for Sale.” These holdings must be recorded at their market value, with the use of such methodology as well as the potential effect on the income statement disclosed in the notes to the financial statements. The difference (negative or positive) between the carrying amount of these holdings and their market value has to be recognized in equity accounts specially created for this effect. Interest will be recognized in the income statement in each period by accruing the internal rate of return, with the counterpart recorded in equity accounts. The rule allows the use of these holdings in repo transactions subject to certain conditions, and for withdrawal from this category in the case of sale, collection of amortization and/or principal installment or when the volatility published by the Argentine Central Bank is no longer available, in which case they must be recorded under “Holdings without Quotation.”
By means of Communiqué “A” 3911, dated March 28, 2003, the Argentine Central Bank established a new method for the valuation of public sector assets. This rule applies to Secured Loans, secured promissory notes or bonds (Bogar Bonds) issued by the Fiduciary Fund for Provincial Development to restructure loans received by provincial governments prior to the crisis, or FFDP, other loans to the non-financial public sector, and government securities without quotation, except for, among others, government securities accounted in investment accounts, securities issued by the Argentine Central Bank (Lebac and others) and government securities received or pending receipt as compensation for government policy measures. Beginning with the financial statements for March 2003, assets within the scope of Communiqué “A” 3911 and complementary rules had to be valued at the lowest of their technical value and their present value, with the latter converging with its market value in June 2008. In order to determine the present value, the Argentine Central Bank established a discount rate that increased gradually over time as shown in the table below. The difference between the lowest of the present value and the technical value, and the book value must be reflected in an asset regularizing account, in case of a positive difference, or be charged to income in case the difference is negative. The Bank did not have any Bogar Bonds as of December 31, 2007. For as long as it did have a position in such bonds, this valuation rule generated a loss for the Bank.

	January	February	March	April	May	June	July	August	September	October	November	December
2003			3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00
2004	3.25	3.25	3.25	3.25	3.25	3.25	3.29	3.33	3.37	3.41	3.46	3.50
2005	3.54	3.58	3.62	3.66	3.71	3.75	3.79	3.83	3.87	3.91	3.96	4.00
2006	4.08	4.15	4.23	4.31	4.39	4.47	4.56	4.64	4.73	4.82	4.91	5.00
2007	5% + 0.04xTMC	5% + 0.08xTMC	5% + 0.13xTMC	5% + 0.17xTMC	5% + 0.21xTMC	5% + 0.25xTMC	5% + 0.29xTMC	5% + 0.33xTMC	5% + 0.38xTMC	5% + 0.42xTMC	5% + 0.46xTMC	5% + 0.50xTMC
2008	5% + 0.58xTMC	5% + 0.66xTMC	5% + 0.75xTMC	5% + 0.83xTMC	5% + 0.92xTMC	TM (as from June 2008)

Where:

TM =	average market rate informed by the Argentine Central Bank based on the internal rates of return of government securities with similar “modified duration.”

TMC =	average market rate corrected = TM — 5%.
By means of Communiqué “A” 4704, dated September 7, 2007, effective August 31, 2007, the Argentine Central Bank resolved to set the discount rate to be used for the valuation of public-sector assets within the scope of Communiqué “A” 3911 and complementary rules at a value that does not imply either a loss or a gain at the level of the financial system as a whole, taking into account the accrual of such assets’ yield, and, if applicable, CER adjustment. This criterion will be applicable as long as, when applying the rate that would correspond according to the table above, the discount rate is such that it implies a loss -for the financial system as a whole- in the valuation of the comprised portfolio.
Through Communiqué “A” 4084, dated January 30, 2004, public-sector assets granted as collateral for advances from the Argentine Central Bank to acquire Boden Bonds (both for banks’ customers and held by banks) set forth in sections 10, 11 and 12 of Decree No.905/02, were excluded from valuation at present value. These assets, in the Bank’s case Bogar Bonds, could be recorded at the value determined by the Argentine Central Bank for their use as collateral. In the case of Bogar Bonds this value was the technical value.
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
Through Communiqué “A” 4270, the Argentine Central Bank allowed the Discount Bonds in Pesos and the GDP-Linked Negotiable Securities, stemming from the debt exchange for the restructuring of the defaulted Argentine sovereign foreign debt carried out in 2005, to be recorded at the lowest of: (i) the carrying value of the tendered securities in accordance with the prevailing valuation rules (Communiqué “A” 4084 item 1 v) and item 5, and complementary ones), and (ii) the total future nominal cash payments up to maturity specified by the terms and conditions of said securities. The Bank’s holdings of Discount Bonds in Pesos and GDP-Linked Negotiable Securities were recorded as per the first alternative. This valuation is reduced in the amount of the perceived service payments and accrued interest shall not be recognized. The market value of these securities as of December 31, 2007, is shown in “Government Securities—Net Position” above.

Our portfolio of quoted corporate debt and equity securities is considered to be held for trading and, therefore, carried at market value.
Remaining Maturity and Weighted-Average Yield
The following table analyzes the remaining maturity and weighted-average yield of our holdings of investment and trading government and corporate securities as of December 31, 2007. Our government securities portfolio yields does not contain any tax equivalency adjustments.

	Maturity Yield
				Maturing after 1		Maturing after 5
		Maturing		year but within		years but within		Maturing
	Total	within 1 year		5 years		10 years		after 10 years
	Book	Book		Book		Book		Book
	Value	Value	Yield(1)	Value	Yield(1)	Value	Yield(1)	Value	Yield(1)
	(in millions of Pesos, except percentages)
Government Securities
Held for Trading and Brokerage Purposes (carried at market value)
Pesos	38.9	0.1	9.4%	37.6	10.5%	1.2	9.4%	—	—
Dollars	0.1	—	—	0.1	9.3%	—	—	—	—
Held for Investment (carried at amortized cost)
Pesos	17.1	17.1	11.4%	—	—	—	—	—	—
Dollars	1,303.4	260.7	9.3%	1,042.7	9.3%	—	—	—	—
Instruments Issued by the Argentine Central Bank
Pesos	331.6	331.6	13.8%	—	—	—	—	—	—
Securities Without Quotation
Pesos	1.9	—	—	—	—	—	—	1.9	8.4%

Total Government Securities	1,693.0	609.5	11.8%	1,080.4	9.3%	1.2	9.4%	1.9	—

Corporate Debt Securities	1.0	1.0	9.0%	—	—	—	—	—	—

Total Portfolio	1,694.0	610.5	11.8%	1,080.4	9.3%	1.2	9.4%	1.9	—

(1)	Effective yield based on December 31, 2007 quoted market values.
Loan Portfolio
Our total loans reflect the Bank’s and the regional credit card companies’ loan portfolios including past due principal amounts. Personal loans and credit-card loans are typically loans to individuals granted by the Bank or the regional credit card companies. The regional credit card companies’ loans are included under “Credit card loans”. As well, certain amounts of advances, promissory notes, mortgage loans and pledge loans are extended to individuals. However, advances and promissory notes represent mainly loans to companies. The following table analyzes our loan portfolio, i.e., Banco Galicia’s loan portfolio consolidated with the regional credit card companies’ loan portfolio, by type of loan and total loans with guarantees.

	As of December 31,
	2007	2006	2005	2004	2003
	(in millions of Pesos)
Principal and Interest
Non-Financial Public Sector	1,210.5	2,690.6	5,187.5	4,513.7	4,277.7
Local Financial Sector	110.0	311.6	128.2	150.5	194.7
Non-Financial Private Sector and Residents Abroad (1)
Advances	792.1	346.3	223.6	199.8	219.1
Promissory Notes	2,911.2	2,143.7	1,836.9	1,099.2	1,280.1
Mortgage Loans	945.1	688.0	503.4	623.9	719.6
Pledge Loans	94.5	67.1	121.1	92.9	54.6
Personal Loans	977.9	563.2	258.0	58.2	55.2
Credit Card Loans	3,630.1	2,458.6	1,732.1	1,105.4	818.8

	As of December 31,
	2007	2006	2005	2004	2003
	(in millions of Pesos)
Placements in Banks Abroad	158.0	608.0	212.9	379.2	172.4
Other Loans	1,010.8	794.8	599.8	393.9	325.7
Accrued Interest, Adjustment and Quotation Differences Receivable	177.0	155.0	146.8	414.4	523.1
Documented Interest	(42.5)	(23.3)	(12.3)	(3.7)	(1.9)

Total Non-Financial Private-Sector and Residents Abroad	10,654.2	7,801.4	5,622.3	4,363.2	4,166.7

Total Gross Loans	11,974.7	10,803.6	10,938.0	9,027.4	8,639.1

Allowance for Loan Losses	(428.6)	(327.0)	(427.9)	(632.6)	(1,177.3)

Total Loans	11,546.1	10,476.6	10,510.1	8,394.8	7,461.8

Loans with Guarantees
With Preferred Guarantees (2) (3)	1,289.8	1,076.2	838.5	1,190.0	1,228.8
Other Guarantees (3)	3,180.2	4,103.6	6,317.3	5,235.8	5,163.0

Total Loans with Guarantees	4,470.0	5,179.8	7,155.8	6,425.8	6,391.8

(1)	Categories of above loans include:

	•	Advances: short-term obligations drawn on by customers through overdrafts.

	•	Promissory Notes: endorsed promissory notes, negotiable obligations and other promises to pay signed by one borrower or group of borrowers and factored loans.

	•	Mortgage Loans: loans granted to purchase or improve real estate and collateralized by such real estate and commercial loans secured by a real estate mortgage.

	•	Pledge Loans: loans secured by collateral (such as cars or machinery) other than real estate, where such collateral is an integral part of the loan documents.

	•	Personal Loans: loans to individuals.

	•	Credit-Card Loans: loans granted through credit cards to credit card holders.

	•	Placements in Banks Abroad: short-term loans to banks abroad.

	•	Other loans: loans not included in other categories.

	•	Documented interest: discount on notes and bills.

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
In fiscal year 2007, our loan portfolio before the allowance for loan losses increased 10.8% compared to the previous fiscal year end, due to a strong increase in the private-sector loan portfolio, partially offset by a substantial decrease in the public-sector loan portfolio. The decrease in the latter was mainly the consequence of the sale of Secured Loans during 2007. Loans to the financial and non-financial public sector as of fiscal year end 2007 amounted to Ps. 1,317.9 million, 52.9% lower than the Ps. 2,798.0 million outstanding as of the close of the previous fiscal year. This total includes Ps. 1,208.6 million in Secured Loans and Ps. 107.4 million in loans granted to the financial public sector.
As of December 31, 2007, loans to the private sector (including residents abroad) before the allowance for loan losses were up 33.1% from the Ps. 8,005.6 million recorded as of the close of the previous fiscal year. All types of loans experienced growth in fiscal year 2007. Like in fiscal year 2006, in fiscal year 2007 short-term lending to individuals, through credit-card loans (including the Bank’s and the regional credit card companies’ loan portfolio) and personal loans, recorded very high growth, with credit-card loans having recorded the greatest increase in absolute terms. Loans structured as note purchases and advances also increased significantly, mainly representing short-term loans to businesses.
As of December 31, 2006, the loan portfolio before the allowance for loan losses totaled Ps. 10,803.6 million, with a 1.2% decrease with respect to the end of the previous year, as a consequence of a substantial decrease in the public-sector loan portfolio, which was practically offset by the strong growth of loans to the private sector. The substantial decrease in the Bank’s loans to the public sector was mainly due to the sale of Secured Loans (which decreased to Ps. 2,690.6 million at the end of fiscal year 2006 from Ps. 5,187.5 million as of December 31, 2005). As of December 31, 2006, loans to the financial sector included Ps. 107.4 million of loans to the financial public sector. The increase of loans to correspondent banks in 2006 represented a temporary increase in the Bank’s liquidity to face the payments made in 2007 on Argentine Central Bank liabilities.

Loans by Type of Borrower
The following table shows the breakdown of our total loan portfolio, by type of borrower at December 31, 2007, 2006 and 2005. Except for loans to individuals, all of the other categories of loans in the table below correspond to loans granted by the Bank only. The middle-market companies category includes the Bank’s loans to SMEs and the agricultural and livestock sectors while the individuals’ category includes loans granted by the Bank and the regional credit card companies. Loans to individuals comprise both consumer loans and commercial loans extended to individuals with a commercial activity.

	As of December 31,
	2007		2006		2005
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of Pesos, except percentages)
Corporate	1,870.0	15.62	1,534.7	14.21	1,412.9	12.92
Middle-Market Companies	3,993.8	33.35	2,521.9	23.34	1,899.9	17.37
- Agribusiness	1,341.9	11.21	902.1	8.35	694.2	6.35
- SMEs	2,651.9	22.15	1,619.8	14.99	1,205.7	11.02

Commercial Loans	5,863.8	48.97	4,056.6	37.55	3,312.8	30.29

Individuals	4,631.4	38.68	3,131.0	28.98	2,094.0	19.14
- Bank	2,603.1	21.74	1,720.2	15.92	1,057.8	9.67
- Regional Credit Card Companies	2,028.3	16.94	1,410.8	13.06	1,036.2	9.47
Financial Sector (1)	269.0	2.25	925.4	8.57	343.7	3.14
Non-Financial Public Sector	1,210.5	10.10	2,690.6	24.90	5,187.5	47.43
Other Loans	—	—	—	—	—	—

Total (2)	11,974.7	100.00	10,803.6	100.00	10,938.0	100.00

(1)
Includes local and international financial sector. Financial Sector loans are primarily composed of interbank loans (call money loans), overnight deposit at international money center banks and loans to provincial banks.

(2)	Before the allowance for loan losses.
During 2007, 2006 and 2005, growth in loans to SMEs, the agribusiness sector and individuals stands out.
Loans by Economic Activity
The following table sets forth at the dates indicated an analysis of our loan portfolio according to the borrowers’ main economic activity. Figures include principal and interest.

	As of December 31,
	2007		2006		2005
		% of		% of		% of
	Amount	Total	Amount	Total	Amount	Total
	(in millions of Pesos, except percentages)
Financial Sector (1)	269.0	2.25	925.4	8.57	343.7	3.14

Services
Non-Financial Public Sector	1,210.5	10.10	2,690.6	24.90	5,187.5	47.43
Communications, Transportation Health and Others	936.7	7.82	517.2	4.79	409.7	3.75
Electricity, Gas, Water Supply and Sewage Services	198.2	1.66	234.8	2.17	154.2	1.41
Other Financial Services	11.7	0.10	35.7	0.33	83.5	0.76

Total	2,357.1	19.68	3,478.3	32.19	5,834.9	53.35

Primary Products
Agriculture and Livestock	1,217.8	10.17	971.8	9.00	768.3	7.02
Fishing, Forestry and Mining	49.8	0.42	29.8	0.28	11.9	0.11

Total	1,267.6	10.59	1001.6	9.28	780.2	7.13

	As of December 31,
	2007		2006		2005
		% of		% of		% of
	Amount	Total	Amount	Total	Amount	Total
	(in millions of Pesos, except percentages)
Consumer	4,402.4	36.76	2,988.0	27.65	1,961.8	17.94

Retail Trade	721.0	6.02	524.1	4.85	435.8	3.98

Wholesale Trade	854.3	7.13	333.7	3.09	189.0	1.73

Construction	268.1	2.24	309.7	2.87	388.3	3.55

Manufacturing
Foodstuffs	561.4	4.69	406.1	3.76	386.0	3.53
Transportation Materials	69.3	0.58	100.2	0.93	68.3	0.62
Chemicals and Oil	339.6	2.84	177.4	1.64	24.8	0.23
Manufacturing Industries	836.1	6.98	545.7	5.05	492.0	4.50

Total	1,806.4	15.09	1,229.4	11.38	971.1	8.88

Other Loans	28.8	0.24	13.4	0.12	33.2	0.30

Total (2)	11,974.7	100.00	10,803.6	100.00	10,938.0	100.00

(1)	Includes local and international financial sectors.

(2)	Before the allowance for loan losses.
Loans identified as consumer loans are classified as consumer loans for purposes of the Argentine Central Bank classification and provisioning system. All of the other loans represent commercial loans. For a description of their treatment under Argentine Central Bank’s classification and provisioning system, see “—Main Argentine Central Bank’s Rules on Loan Classification and Loan Loss Provisions.”
By sector of economic activity, while Services -including loans to the non-financial public sector- remains the most significant item, as in fiscal year 2006, its share of the total loan portfolio shows a decrease while the other sectors of activity increased their participation. The Services sector share declined from 32.2% as of December 31, 2006 to 19.7% as of fiscal year end 2007. Out of the remaining sectors, consumer loans continue to be the most significant category, with a 36.8% share of the total portfolio, as well as loans to the manufacturing sector, with a 15.1% share, and to the primary industry with a 10.6% share. This last portfolio is mainly made up of loans to the agriculture and livestock sectors.
Maturity Composition of the Loan Portfolio
The following table sets forth an analysis by type of loan and time remaining to maturity of our loan portfolio before deducting the allowance for loan losses as of December 31, 2007.

		After 1	After 6		After 3
		Month but	Months but	After 1 Year	Years but		Total at
	Within 1	within 6	within 12	but within 3	within 5	After 5	December
	Month	Months	Months	Years	Years	Years	31, 2007
	(in millions of Pesos)
Non-Financial Public Sector (1)	1.9	3.3	0.5	1,202.3	1.6	0.9	1,210.5

Financial Sector (1)	110.0	—	—	—	—	—	110.0

Private Sector and Residents Abroad	6,539.1	1,712.0	557.1	1,068.4	459.4	318.2	10,654.2

- Advances	650.1	138.6	2.2	1.3	—	—	792.2
- Promissory Notes	972.0	1,153.8	240.2	375.9	108.1	61.2	2,911.2
- Mortgage Loans	26.3	79.9	107.3	278.4	197.8	255.4	945.1
- Pledge Loans	5.3	15.5	18.3	46.8	7.0	1.6	94.5
- Personal Loans	53.2	225.7	187.9	364.8	146.4	—	978.0
- Credit-Card Loans	3,630.1	—	—	—	—	—	3,630.1
- Other Loans	1,067.7	98.5	1.2	1.2	0.1	—	1,168.7
- Accrued Interest and Quotation Differences Receivable (1)	177.0	—	—	—	—	—	177.0
- (Documented Interest)	(42.5)	—	—	—	—	—	(42.5)
- (Unallocated Colletions)	(0.1)	—	—	—	—	—	(0.1)

Allowance for Loan Losses (2)	(428.6)						(428.6)

Total Loans, Net	6,222.4	1,715.3	557.6	2,270.7	461.0	319.1	11,546.1

(1)	Interest and the CER adjustment were assigned to the first month.

(2)	Allowances were assigned to the first month as well as past due loans and loans in judicial proceedings.

Interest Rate Sensitivity of Outstanding Loans
The following table presents the interest rate sensitivity of our outstanding loans as of December 31, 2007.

	In millions of Pesos	As a % of Total Loans
Variable Rate (1)(2)
Pesos	5,815.4	51.79
Dollars	923.6	8.23

Total	6,739.0	60.02

Fixed Rate (2)(3)
Pesos	3,583.6	31.92
Dollars	905.8	8.07

Total	4,489.4	39.99

Past Due Loans
Pesos	424.9	3.78
Dollars	50.2	0.45

Total	475.1	4.23

(1)	Includes overdraft loans.

(2)	Includes past due loans and excludes interest receivable, differences in quotations and the CER adjustment.

(3)	Includes short-term and long-term loans whose rates are determined at the beginning of the loans’ life.
Credit Review Process
Credit risk is the potential for financial loss resulting from the failure of a borrower to honor its financial contractual obligations. Our credit risk arises mainly from Banco Galicia’s and the regional credit card companies lending activities, and from the fact that, in the normal course of business, these subsidiaries are parties to certain financial transactions with off-balance sheet risk, mainly commitments to extend credit and guarantees granted. See also Item 5A. Operating Results—Off-Balance Sheet Arrangements.”
Our credit approval and credit risk analysis is a centralized process based on the concept of “opposition of interests.” This is achieved through the existing separation between the credit and the origination functions, thus enabling us to achieve an ongoing and efficient control of asset quality, a proactive management of problem loans, aggressive write-offs of uncollectible loans, and an adequate loan loss provisioning. The process also includes credit-quality monitoring by borrower, as well as the monitoring of problem loans and related losses. The process facilitates early detection of situations that could entail some degree of portfolio impairment and provides appropriate protection of our assets.
Banco Galicia
The Bank’s Credit Division defines the credit risk policies and procedures, monitors their compliance, constantly assesses credit risk and develops credit evaluation models to be applied to risk products. It is also responsible for loan approval, classification of the loan portfolio and recovery of past due loans as well as generating the information on credit issues required by the Bank’s Board of Directors and by the regulatory authorities. To perform its tasks, the Division is made up of the Corporate Credit Department, in charge of approving, supervising, classifying and provisioning the commercial and financial institutions’ loan portfolio; the Corporate Recovery and Legal Proceedings Department, in charge of the follow up and legal recovery of the past due commercial portfolio and consumer portfolio; and the Retail Credit Department, in charge of approving consumer loans as well as following up and recovering past due consumer loans.
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
The Bank constantly monitors its loan portfolio through different ratios (arrears, roll rates, etc.), as well as the classification and concentration of such portfolio (through maximum rations between the exposure to each client, its own computable capital or “RPC” by its initials in Spanish or regulatory capital, and that of each client). The portfolio classification as well as its concentration control are carried out following the Argentine Central Bank regulations. In turn, advanced statistical models are under development which generate an internal rating that allows the Bank to organize and quantify credit risk in terms of expected losses (with the ability to estimate the different components defined by the formula) as well as to adjust pricing and/or risk policies by customers groups/segments. For companies, these models are in an implementation stage.
The Board of Directors’ Credit Committee decides on loans exceeding a certain amount for individuals as well as companies and on all other loans to financial institutions (domestic or foreign) and related parties. The Retail Credit Department, the Credit Division Manager and officials of the Corporate Credit Department approve the remaining loans pursuant to credit authority levels previously granted. For a description of the Board of Directors’ Credit Committee, see Item 6. “Directors, Senior Management and Employees— Functions of the Board of Directors of Banco Galicia.”
Retail Credit. As regards consumer loans, the Bank assesses applications for different products such as credit cards, cash advances in current accounts, secured and unsecured personal loans as well as pledge loans and mortgage loans. Applications for these products are assessed through computerized credit evaluation systems (“credit scoring” systems) that take into account different variables to determine the customer’s profile and repayment capacity, as well as through granting guidelines based on the customer’s credit history within the financial system or with the Bank (“credit screening”). Analysis of the information required from applicants and the credit approval or refusal decision is made in a centralized manner. Applicants’ previous credit performance, either at Banco Galicia or in the financial system as a whole, is verified through the information provided by a company that provides credit information services.
The Retail Credit Department is responsible for approving loans for amounts up to Ps. 1.0 million. Loans exceeding such amount have to be approved by the Board of Directors’ Credit Committee. This Department also defines and approves credit policies for the retail banking business, together with the originating sectors. The Retail Credit Department also monitors the classification of the loan portfolio pursuant to the Argentine Central Bank regulations and the Bank’s internal policies. In accordance with the rules in force, classification of the retail loan portfolio is based on the borrower’s performance.
As regards the recovery of past due loans, the Retail Credit Department manages individual past due loans from early stages of delinquency until such loans are recovered or the recovery procedures are abandoned in the case of loans deemed uncollectible. Collections throughout Argentina are carried out either directly or through third parties.
When a consumer loan is more than three days past due, recovery procedures are undertaken through the Collection Center (a specialized area of the Bank’s Customer Contact Center) and through letters. The Bank uses a system that performs automated telephone calls for the follow up of loans in early stages of delinquency. For a better coverage of the locations in the provinces, the Department also coordinates actions with the Bank’s branch network staff. When these procedures are exhausted, recovery of these loans is turned to collection agencies hired by the Bank to handle recovery through out of court proceedings, while court proceedings are the responsibility of the Judicial Proceedings sector, which reports to the Corporate Recovery and Legal Proceedings Department. The Retail Credit Department oversees the performance of these agencies.
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

Corporate Credit. Prior to the approval of a loan, the Bank performs an evaluation of the corporate borrower and its financial condition. For credits above certain amounts, the Bank carries out a standard analysis of each credit line and of each corporate borrower. For credits below certain amounts, automated risk evaluation systems that provide financial and non-financial information on the borrower are used. The Bank’s information systems provide both financial and non-financial data about customers. They can also perform automated risk evaluations and financial-statement projections and have the capacity to generate automatic warnings when certain situations are verified that may indicate an increase in risk.
The Bank bases the risk assessment on the following factors:

Qualitative analysis	assessment of the quality of the corporate borrower performed by the line officer to which the account has been assigned on the basis of personal knowledge.
Economic and financial risk	quantitative analysis of the borrower’s financial statements.
Economic sector risk	measurement of the general risk of the sector in which the borrower operates (based on statistical information gathered from internal and external sources).
Environmental risk	environmental impact assessment (required to all investment projects exceeding Ps. 15 million).
The Corporate Credit Department approves loans to corporate customers with a credit limit not exceeding Ps. 5.0 million. In such process, the primary objective is to maintain high credit-quality standards, in accordance with the Bank’s policies and procedures. The Department also classifies the performing and non-performing commercial portfolios, in accordance with the regulations set by the Argentine Central Bank and with the Bank’s own internal policies, and coordinates the Credit Division’s relations with the Argentine Central Bank, the independent auditors, and the rating agencies. Moreover, it reviews all those corporate customers whose total credit exceeds Ps. 500,000 in accordance with a review schedule determined by the level of credit risk.
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
An officer of the Credit Division must approve all credit extensions. Approval of commercial credits is structured based on the credit limit assigned to each customer, as follows:
•
Up to Ps. 3.5 million: credit granting proposals are presented by line business officers and approved by officers of the Corporate Credit Department in accordance with pre established credit authority levels.

•
Over Ps. 3.5 million and up to Ps. 5.0 million: credit granting proposals are presented by the manager of the business department to which the account belongs and approved by the manager of the Credit Division.

•
Over Ps. 5.0 million: credit granting operations must be approved by the Board of Directors Committee. The participation of the managers of the business departments depends on the account under approval.

Policy for Requiring Collateral .The credit review process at Banco Galicia is not affected by the collateral underlying the loan. The Bank’s credit review process and the Argentine Central Bank’s loan classification system is based on a borrower’s capacity to repay or on the past due status of the loan rather than on the structure of the loan. However, once a loan is classified, the level of the reserve that should be made against the loan is determined by whether the loan is secured or unsecured. In order to protect its assets, the Bank performs reviews of the collateral received in various opportunities during the duration of the loan, whether it is upon the initial granting of the loan, or due to the portfolio’s periodic reviews or with the updating of the credit margins.

Regional Credit Card Companies
Each of the regional credit card companies maintains its own credit products and limits, however, their credit approval and credit risk analysis procedures are basically the same. Assessment of the credit risk of each customer is based on certain information required and provided by the customer, which is verified by the companies, as well as on information on customers’ credit record obtained from credit bureaus and other entities. Once the information is verified, the credit card is issued. There are certain requirements such as age, minimum levels of income depending on the type of customer (employee, self-employed, etc.) and domicile area that must be fulfilled in order to qualify for a credit card. Credit limits are defined based on customers’ income. Credit limits may be raised for a particular customer either at the customer’s request or based on its payment behavior at the companies’ discretion or for all customers, considering among other macroeconomic conditions such as inflation, salary trends or interest rates.
Credit risk assessment, credit approval (the extension of a credit card and the assignment of a limit) and classification of the loan portfolio are managed by each company on a centralized basis by a unit different from the sales units. The credit process is described in manuals and Tarjeta Naranja S.A., the largest regional credit card company, has certified all of its processes under the ISO 9001/2000 standard. Credit limits and policies are defined by the board of directors of each company.
As regards recovery of past due loans, the regional credit card companies manage the early stages of delinquency through their branches’ personnel and use different types of contact with customers (letters, phone calls). After 90 days, recovery is turned to collection agencies that manage out of court proceedings, and if the loan is not recovered, court proceedings are initiated by these agencies. These agencies are supervised by Cobranzas Regionales S.A., a subsidiary of Tarjeta Naranja S.A and Tarjetas Cuyanas S.A.
Main Argentine Central Bank’s Rules on Loan Classification and Loan Loss Provisions
General
Independently of its internal policies and procedures designed to minimize credit risk, we comply with the applicable regulations of the Argentine Central Bank. The following regulations are applicable to the Bank and to the regional credit card companies, which periodically file with the Argentine Central Bank information on their portfolio classification in accordance with Argentine Central Bank rules, in their capacity as credit card issuers.
In 1994, the Argentine Central Bank introduced the current loan classification system and the corresponding minimum loan loss provision requirements, applicable to loans and other types of credit (together referred to as “loans” in this section) to private-sector borrowers. The current loan classification system is a bifurcated system, applying certain criteria to classify loans in a bank’s “consumer” portfolio, and another set of criteria to classify loans in its “commercial” portfolio. The classification system does not depend on the currency of denomination of the loan. The loan classification criteria applied to loans in the consumer portfolio are based on the borrowers’ degree of fulfillment of its scheduled obligations.
For the Argentine Central Bank purposes, consumer loans are mainly defined as mortgage loans, pledge loans, credit card loans and other installment loans to individuals. The remaining loans are deemed commercial. The regional credit card companies do not have commercial loans. Besides, in accordance with the requirements set forth by the Argentine Central Bank, banks may choose to apply the consumer portfolio classification criteria to commercial loans of up to Ps. 500,000 (prior to May 2005, this amount was Ps. 200,000). Given the fact that the Bank has made use of this option, it classifies as part of its consumer portfolio all commercial loans up to Ps. 500,000, the classification of which is based on the level of fulfillment thereof.
The principal criterion of classification for loans in the commercial portfolio is each borrower’s ability to pay, as measured mainly by such borrower’s future cash flow. If a customer has both commercial and consumer loans, consumer loans will be added to commercial loans to determine eligibility for classification in the consumer portfolio. Loans backed by preferred guarantees will be considered at 50.0% of their nominal value.

In applying the Argentine Central Bank’s classification to commercial loans, banks must assess the following factors: first of all, the current and projected financial situation of the borrower, and then its management and operating history, the capacity of the borrower to provide accurate and timely financial information, as well as the general risk of the sector in which the borrower operates and the borrower’s relative position within that sector. In this analysis, special consideration must be given to the assessment of the customer’s exposure to currency risk.
The Argentine Central Bank’s regulations establish that a team independent from the areas in charge of loan origination must carry out a periodic evaluation of the commercial portfolio. The Bank’s Credit Division, which is independent from the business units that generate the transactions, is in charge of these reviews.
The review must be carried out on each borrower with outstanding debt pending payment equal to the lesser of the following amounts: Ps. 1 million or 1% of a bank’s RPC but, in any case, the review shall at least cover 20% of the total loan portfolio. The frequency of each borrower’s review shall depend on a bank’s exposure thereto. The Argentine Central Bank requires that the larger the exposure is, the more frequent the review should be. This review must be conducted every calendar quarter when credit exposure to that borrower is equal to or in excess of 5% of a bank’s RPC on the last day of the month prior to the review, or every six months when exposure equals or exceeds the lesser of the following amounts: Ps. 1 million or 1% of a bank’s RPC, on the last day prior to the review. In all cases, at least 50% of the Bank’s commercial portfolio must be reviewed by the end of each six months, and all other borrowers in the Bank’s commercial portfolio must be reviewed during a fiscal year, so that the entire commercial portfolio is reviewed every fiscal year.
In addition, only one level of discrepancy is permitted between the classification assigned by a bank to a customer and the lowest classification assigned to it by at least two other banks, the combined credit of which represents 40% or more of the total credit to such borrower considering all banks. If the Bank’s classification was different by more than one level from the lowest of such classification, it must immediately downgrade its classification of the debtor to the same classification, or within one classification level.
With the purpose of facilitating customers’ access to credit after the 2001-2002 crisis, the Argentine Central Bank resolved, mainly through Communiqués “A” 4070 and “A” 4254, dated January 9 and December 2, 2004, respectively, to introduce some changes aimed at counterbalancing the effects of said crisis on customers’ classification. The most important modifications were the following:
•
the possibility to classify as normal, at the financial institutions’ option, those customers having reached a restructuring agreement, without repayment percentages being required, and having enough cash flow to repay the new debt (this option was effective until June 2006);

•	the reduction in the required loan amortization necessary to improve the customer’s classification;

•
the possibility to provide customers with new financial assistance and classify as normal customers classified in a non-performing status in the financial system, thereby restricting this financing assistance to pre-established percentages based on the worst situation a customer registers in the financial system.

Communiqué “A” 4738 by the Argentine Central Bank, dated November 26, 2007, introduced certain amendments to the classification rules applicable to debtors pertaining to the consumer portfolio, with the purpose of reflecting the client’s total risk more accurately. Consequently, the rule establishes a new identification of the consumer portfolio categories. In addition, said Communiqué establishes that, in order to determine the degree of timely fulfillment of obligations, it will be necessary to analyze the client’s arrears, legal situation and the classification assigned by the rest of the financial institutions whether currently operating or under liquidation, and whether the fulfillment of obligations depends on any kind of refinancing.
Pursuant to this Communiqué, those clients having received any kind of refinancing may achieve a better credit status than the one they had at the time of such refinancing, by previously repaying a certain number of installments for monthly or bimonthly amortization loans or a percentage of the debt for any other type of loans, without incurring any arrears exceeding 31 days. In addition:
•	to achieve this better quality status, the client must comply with the rest of the requirements for the new category;

•	in case of having refinanced and non-refinanced obligations, the resulting classification shall be the lowest resulting from the individual analysis of each transaction;

•
if a client with a refinanced loan received or had received additional financial assistance, it will remain within the category for 180 days after the refinancing or the granting of additional credit, whichever is more recent;

•
debtors with arrears of over 31 days must be classified within the category resulting from adding the number of arrear days corresponding to the first refinanced debt unpaid installment and those of the minimum arrears set forth for the category in which the debtor is classified at the time default is recorded.

For clients in a normal situation, additional financial assistance granted shall not be deemed refinancing as long as it leads to an increase in principal owed and the client’s ability to pay the obligation resulting from said expansion is assessed. The remaining cases, in which there no debt increase is recorded, will be deemed refinancing and only those clients that have not exceeded two refinancing instances within 12 months since the last refinancing will be kept within category 1.
Also, a higher financial assistance to fund working capital increases or additional investment shall not be deemed refinancing.
Loan Classification
The following tables contain the six loan classification categories corresponding to the different risk levels set forth by the Argentine Central Bank. The total exposure to a private-sector client must be classified according to the riskier classification corresponding to any part of said exposure.
Commercial Portfolio.

Loan Classification	Description
1. Normal	The debtor is widely able to meet its financial obligations, demonstrating a significant cash flow, a liquid financial situation, an adequate financial structure, a timely payment record, competent management, available information in a timely, accurate manner and satisfactory internal controls. The debtor is in the upper 50% of a sector of activity that is operating properly and presents good prospects.

2. With Special Follow Up	The cash flow analysis reflects that the debt may be repaid even though it is possible that the client’s future payment ability may deteriorate without a proper follow up.
This category is divided into two subcategories:
(2.a). Under observation;
(2.b). Under negotiation or under agreements to refinance.

3. With Problems	The cash flow analysis evidences problems to repay the debt, and therefore, should these problems not be solved, there may be some losses.

4. High Risk of Insolvency	The cash flow analysis evidences that repayment of the full debt is highly unlikely.

5. Uncollectible	The amounts in this category are deemed total losses. Even though these assets may be recovered under certain future circumstances, inability to make payments is evident at the date of analysis. Includes loans to insolvent or bankrupt borrowers.

6. Uncollectible due to Technical Reasons	Includes borrowers indicated by the Argentine Central Bank to be in non performing status with financial institutions that have been liquidated or are being liquidated, or whose authorization to operate has been revoked. It also includes loans to foreign banks and other institutions that are not:
(i) classified as “normal,”
(ii) subject to the supervision of the Argentine Central Bank or other similar authority of the country of origin, and
(iii) classified as “investment grade” by any of the rating agencies admitted to the Argentine Central Bank pursuant to Communiqué “A” 2729.

Consumer Portfolio.

Loan Classification	Description
1. Normal Situation	Loans with timely repayment or arrears not exceeding 31 days, both of principal and interest. In addition, a client classified under category 2 having been refinanced may be recategorized within this category, as long as he amortizes one principal installment (whether monthly or bimonthly) or repays 10% of principal.

2. Low Risk	Occasional late payments, with a payment in arrears for more than 32 days and up to 90 days. A client classified under category 3 having been refinanced may be recategorized within this category, as long as he amortizes two principal installments (whether monthly or bimonthly) or repays 10% of principal.

3. Medium Risk	Some inability to make payments, with arrears of more than 91 days and up to 180 days. A client classified under category 4 having been refinanced may be recategorized within this category, as long as he amortizes three principal installments (whether monthly or bimonthly) or repays 15% of principal.

4. High Risk	Judicial proceedings seeking collection have been initiated or arrears of more than 180 days and up to one year. A client classified under category 5 having been refinanced may be recategorized within this category, as long as he amortizes three principal installments (whether monthly or bimonthly) or repays 20% of principal.

5. Uncollectible	Loans to insolvent or bankrupt borrowers, or subject to judicial proceedings, with little or no possibility of collection, or with arrears in excess of one year.

6. Uncollectible due to Technical Reasons	Loans to borrowers who fall within the conditions described above under Commercial Portfolio—Uncollectible due to Technical Reasons.
Loan Loss Provision Requirements
Allocated Provisions. Minimum allowances for loan losses are required for the different categories in which loans are classified. The rates vary by category and by whether the loans are secured or not. The percentages apply to the total customer obligations, considering both principal and interest. The allowance for loan losses on the normal portfolio is unallocated, while the allowances for the other categories are individually allocated. The regulations suspend accrual of interest or require allowances equivalent to 100% of interest for customers classified as “With Problems” or “Medium Risk” or lower. The allowances required are as follows:

Minimum Allowances for Loan Losses	Secured	Unsecured
Category
1. “Normal/ Normal Situation	1.0%	1.0%
2. (a) “Under Observation” and “Low Risk”	3.0	5.0
2. (b) “Under Negotiation or Agreement to Refinance”	6.0	12.0
3. “With Problems” and “Medium Risk”	12.0%	25.0%
4. “High Risk of Insolvency” and “High Risk”	25.0	50.0
5. “Uncollectible”	50.0	100.0
6. “Uncollectible Due to Technical Reasons”	100.0	100.0
Pursuant to Argentine Central Bank regulations, these minimum provisions are not required for interbank financial transactions of less than thirty days, or loans to Argentine provincial governments or to financial institutions majority-owned by the Argentine national, provincial or city governments with governmental guarantees.

General Provisions. In addition to the specific loan loss allowances described above, the Argentine Central Bank requires the establishment of a general allowance of 1.0% for all loans in its “normal” and “normal situation” categories. This general allowance is not required for interbank financial transactions of less than thirty days, or loans to the non-financial public sector or to financial institutions majority-owned by the Argentine national, provincial or city governments with governmental guarantees. This general allowance is determined based on the Bank’s judgment of the entire loan portfolio risk at each reporting period.
As of December 31, 2007, December 31, 2006 and December 31, 2005, we maintained a general loan loss allowance of Ps. 188.0 million, Ps. 101.0 million and Ps. 175.1 million, respectively, which exceeded by Ps. 88.5 million, Ps. 35.2 million and Ps. 130.3 million, respectively, the 1.0% minimum general allowance required by the Argentine Central Bank. The excess over the minimum requirement was maintained at each date, in connection with commercial loans under a restructuring process. The decreases in the level of the general loan loss allowance and in the excess over the minimum level required in fiscal year 2006 reflect the charge offs made in that fiscal year in connection with commercial loans being restructured that were a legacy from the 2001-2002 crisis and progress made in the restructuring of such loans, which was substantially completed by late 2005. The increases in these amounts in fiscal year 2007 were due to the deterioration of recovery expectations in connection with the restructuring negotiations of certain remaining legacy loans.
Classification of the Loan Portfolio based on Argentine Central Bank Regulations
The following tables set forth the amounts of our loans past due and the amounts not yet due of the loan portfolio, including the loan portfolios of the Bank and the regional credit card companies, applying the Argentine Central Bank’s loan classification criteria in effect at the dates indicated.

	As of December 31, 2007
	Amounts Not Yet Due(1)		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	11,242.7	96.57	—	—	11,242.7	93.89
2. With Special Follow-up and Low Risk	356.2	3.06	—	—	356.2	2.97
3. With Problems and Medium Risk	31.7	0.27	56.0	16.87	87.7	0.73
4. High Risk of Insolvency and High Risk	12.1	0.10	221.0	66.57	233.1	1.95
5. Uncollectible	—	—	48.1	14.49	48.1	0.40
6. Uncollectible Due to Technical Reasons	—	—	6.9	2.07	6.9	0.06

Total	11,642.7	100.00	332.0	100.00	11,974.7	100.00

	As of December 31, 2006
	Amounts Not Yet Due(1)		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	10,149.9	96.24	—	—	10,149.9	93.94
2. With Special Follow-up and Low Risk	374.6	3.54	—	—	374.6	3.47
3. With Problems and Medium Risk	12.2	0.12	30.0	11.69	42.2	0.39
4. High Risk of Insolvency and High Risk	10.2	0.10	192.7	75.07	202.9	1.88
5. Uncollectible	—	—	28.8	11.22	28.8	0.27
6. Uncollectible Due to Technical Reasons	—	—	5.2	2.02	5.2	0.05

Total	10,546.9	100.00	256.7	100.00	10,803.6	100.00

	As of December 31, 2005
	Amounts Not Yet Due(1)		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	10,171.2	95.22	—	—	10,171.2	92.99
2. With Special Follow-up and Low Risk	384.4	3.60	—	—	384.4	3.51
3. With Problems and Medium Risk	120.4	1.13	206.9	80.82	327.3	2.99
4. High Risk of Insolvency and High Risk	6.0	0.05	23.0	8.98	29.0	0.27
5. Uncollectible	—	—	22.8	8.91	22.8	0.21
6. Uncollectible Due to Technical Reasons	—	—	3.3	1.29	3.3	0.03

Total	10,682.0	100.00	256.0	100.00	10,938.0	100.00

	As of December 31, 2004
	Amounts Not Yet Due(1)		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	7,766.0	90.53	—	—	7,766.0	86.02
2. With Special Follow-up and Low Risk	562.5	6.56	—	—	562.5	6.23
3. With Problems and Medium Risk	197.1	2.30	251.7	56.06	448.8	4.97
4. High Risk of Insolvency and High Risk	52.8	0.61	105.8	23.56	158.6	1.76
5. Uncollectible	—	—	85.5	19.04	85.5	0.95
6. Uncollectible Due to Technical Reasons	—	—	6.0	1.34	6.0	0.07

Total	8,578.4	100.00	449.0	100.00	9,027.4	100.00

	As of December 31, 2003
	Amounts Not Yet Due(1)		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	6,531.9	85.63	—	—	6,531.9	75.62
2. With Special Follow-up and Low Risk	807.9	10.59	—	—	807.9	9.35
3. With Problems and Medium Risk	237.9	3.12	426.5	42.19	664.4	7.69
4. High Risk of Insolvency and High Risk	50.4	0.66	245.4	24.27	295.8	3.42
5. Uncollectible	—	—	324.9	32.14	324.9	3.76
6. Uncollectible Due to Technical Reasons	—	—	14.2	1.40	14.2	0.16

Total	7,628.1	100.00	1,011.0	100.00	8,639.1	100.00

As of December 31, 2007 and December 31, 2006, there were no loans classified as category “2.b” pursuant to the Argentine Central Bank’s classification. Such category corresponds to commercial loans under a restructuring process but that are not required to be classified under categories 3 or lower. As of December 31, 2005, these loans amounted to Ps. 19.3 million, with an 84.6% decrease from Ps. 125.6 million as of December 31, 2004. The amount at the end of 2004 was 40.9% lower than the Ps. 212.6 million recorded at the end of fiscal year 2003.

Amounts Past Due and Non-Accrual Loans
The following table analyzes amounts past due 90 days or more in our loan portfolio, by type of loan and by type of guarantee at the dates indicated, as well as our non-accrual loan portfolio, by type of guarantee, our allowance for loan losses and the main asset quality ratios at the dates indicated.

	As of December 31,
	2007	2006	2005	2004	2003
	(in millions of Pesos, except ratios)
Total Loans (1)	11,974.7	10,803.6	10,938.0	9,027.4	8,639.1

Non-Accrual Loans (2)
With Preferred Guarantees	43.5	40.2	58.4	383.7	496.5
With Other Guarantees	5.0	5.1	6.5	67.4	275.8
Without Guarantees	327.3	233.8	317.5	247.8	527.0

Total Non-Accrual Loans (2)	375.8	279.1	382.4	698.9	1,299.3

Past Due Loan Portfolio
Non-Financial Public Sector	—	—	—	—	—
Local Financial Sector	—	—	—	—	—
Non-Financial Private Sector and Residents Abroad
Advances	23.0	20.9	14.1	29.9	93.9
Promissory Notes	134.5	135.2	191.6	253.1	528.2
Mortgage Loans	30.0	28.4	14.6	115.1	211.7
Pledge Loans	0.8	0.3	0.5	4.2	28.3
Personal Loans	17.6	4.1	0.8	4.2	110.2
Credit-Card Loans	115.4	62.7	33.4	24.9	30.6
Placements with Correspondent Banks	—	—	—	—	—
Other Loans	10.7	5.1	1.0	17.6	8.1

Total Past Due Loans	332.0	256.7	256.0	449.0	1,011.0

Past Due Loans
With Preferred Guarantees	30.8	28.9	16.1	308.0	415.7
With Other Guarantees	4.2	4.3	4.9	11.4	235.6
Without Guarantees	297.0	223.5	235.0	129.6	359.7

Total Past Due Loans	332.0	256.7	256.0	449.0	1,011.0

Allowance for Loan Losses	428.6	327.0	427.9	632.6	1,177.3

Ratios (%)
As a % of Total Loans:
- Total Past Due Loans	2.77	2.38	2.34	4.97	11.70
- Past Due Loans with Preferred Guarantees	0.26	0.27	0.15	3.40	4.81
- Past Due Loans with Other Guarantees	0.03	0.04	0.04	0.13	2.73
- Past Due Unsecured Amounts	2.48	2.07	2.15	1.44	4.16
- Non-Accrual Loans (2)	3.14	2.58	3.50	7.74	15.04
- Non-Accrual Loans (2) (Excluding Interbank Loans)	3.18	2.79	3.57	8.10	15.35
Non-Accrual Loans (2) as a Percentage of Loans to the Private Sector	3.53	3.49	6.77	15.92	31.15
Allowance for Loan Losses as a % of:
- Total Loans	3.58	3.03	3.91	7.01	13.63
- Total Loans Excluding Interbank Loans	3.63	3.27	4.00	7.33	13.91
- Total Non-Accrual Loans (2)	114.05	117.16	111.90	90.51	90.61
Non-Accrual Loans with Guarantees as a Percentage of Non-Accrual Loans (2)	12.91	16.23	16.97	64.54	59.44
Non-Accrual Loans as a Percentage of Total Past Due Loans	113.20	108.73	149.38	155.66	128.52

(1)	Before the allowance for loan losses.

(2)
Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk,” “High Risk,” “Uncollectible,” and “Uncollectible Due to Technical Reasons;” (b) Commercial portfolio: “With problems,” “High Risk of Insolvency,” “Uncollectible,” and “Uncollectible Due to Technical Reasons.”

Our non-accrual loan portfolio, both in absolute terms and measured as a percentage of total loans, decreased significantly between the end of fiscal years 2003 and 2007, in the context of a strong improvement in the credit environment in Argentina after the 2001-2002 crisis, and currently stands at a low level in historical terms. In addition, in 2005, the Bank sold Ps. 200.4 million of on-balance sheet non-accrual loans to the BG Financial Trust. See note 31 to our financial statements. At the end of fiscal year 2007, our non-accrual to total loans ratio was 3.14%, up from 2.58% at the end of fiscal year 2006, due to the reduction of the public-sector loan portfolio and, also, to the seasoning of the private-sector’s loan portfolio, mainly the individuals’ portfolio. As a result of this last effect, considering only loans to the private sector, the non-accrual loan portfolio as a percentage of said portfolio rose from 3.49% as of December 31, 2006 to 3.53% at fiscal year end 2007. The seasoning of the individuals’ portfolio is a consequence of the strong growth process it has underwent for several years.
Since fiscal year 2005, our coverage of non-accrual loans with allowances for loan losses exceeds 100%.
Under Argentine Central Bank rules, we are required to cease the accrual of interest or to establish provisions equal to 100.0% of the interest accrued on all loans pertaining to the non-accrual loan portfolio, that is, all loans to borrowers in the categories of:
•	in the consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible,” and “Uncollectible Due to Technical Reasons.”
•	in the commercial portfolio: “With Problems,” “High Risk of Insolvency,” “Uncollectible,” and “Uncollectible Due to Technical Reasons.”
The table below shows the interest income that would have been recorded on non-accrual loans on which the accrual of interest was discontinued and the recoveries of interest on loans classified as non-accrual on which the accrual of interest had been discontinued:

	As of December 31,
	2007	2006	2005	2004	2003
	(in millions of Pesos)
Interest Income that Would Have Been Recorded on Non-Accrual Loans on which the Accrual of Interest was Discontinued	35.9	23.7	45.9	32.5	39.9
Recoveries of Interest on Loans Classified as Non-Accrual on which the Accrual of Interest had been Discontinued (1)	1.8	1.2	2.3	1.6	2.0

(1)	Recorded under “Miscellaneous Income.”
Loan Loss Experience
The following table presents an analysis of our allowance for loan losses and of our credit losses as of and for the periods indicated. Certain loans are charged off directly to the income statement and, therefore, are not reflected in the allowance.

	Fiscal Year Ended
	December 31,
	2007	2006	2005	2004	2003
	(in millions of Pesos, except ratios)
Total Loans, Average (1)	10,528.9	10,851.0	9,746.9	11,137.9	11,556.7

Allowance for Loan Losses at Beginning of Period (2)	327.0	427.9	632.6	1,177.3	1,681.8
Changes in the Allowance for Loan Losses During the Period (2)
Provisions Charged to Income	248.4	105.3	61.1	179.3	217.1
Prior Allowances Reversed	(21.5)	(32.5)	(96.2)	(210.3)	(402.1)
Charge-Offs (A)	(125.4)	(200.8)	(174.5)	(521.3)	(267.3)
Inflation and Foreign Exchange Effect and Other Adjustments	0.1	27.1	4.9	7.6	(52.2)

Allowance for Loan Losses at End of Period	428.6	327.0	427.9	632.6	1,177.3

Charge to the Income Statement during the Period
Provisions Charged to Income (2)	248.4	105.3	61.1	179.3	217.1
Direct Charge-Offs, Net of Recoveries (B)	(57.2)	(46.4)	(28.9)	(101.6)	(38.6)
Recoveries of Provisions	(21.5)	(32.5)	(96.2)	(210.3)	(402.1)

Net Charge (Benefit) to the Income Statement	169.7	26.4	(64.0)	(132.6)	(223.6)

Ratios (%)
Charge-Offs (A+B) to Average Loans (3)	0.65	1.42	1.49	3.77	1.98
Net Charge to the Income Statement to Average Loans)	1.61	0.24	(0.66)	(1.19)	(1.93)

(1)	Before the allowance for loan losses.

(2)	Includes quotation differences for Galicia Uruguay and Cayman Branch.

(3)	Charge-offs plus direct charge-offs minus bad debts recovered.

The increase in loan loss provisions in fiscal year 2007 is mainly attributable to the seasoning of the individuals’ loan portfolio. Both this increase and the increase in the net credit losses between fiscal year 2006 and fiscal year 2007 is due to the normalization of the loan loss experience, following a period of exceptionally low levels of credit losses in Argentina, in the context of a post-crisis exceptional credit environment, which combined rapid growth of the economy and of levels of income and employment and an extremely low level of indebtedness by companies and individuals, and allowed, until 2006, for recovery of problem loans and reversal of loan loss reserves (established during or immediately after the 2001-2002 crisis) to represent high above-average amounts that were greater than or similar to loan loss provisions.
The lower loan loss allowance reported at the end of fiscal years 2006, 2005, 2004 and 2003, as compared to the prior fiscal years, respectively, mainly reflects the reduced overall risk faced by the Bank and the regional credit card companies in connection with their loan portfolio as a result of the improvement in the credit environment experienced during these years, and the progress made by the Bank in the restructuring of its loan portfolio. The level of the allowance for loan losses as of December 31, 2003 reflects the significant overall deterioration of credit quality caused by the 2001-2002 crisis.
Allocation of the Allowance for Loan Losses
The following table presents the allocation of our allowance for loan losses among the various loan categories and shows such allowances as a percentage of our total loan portfolio before deducting the allowance for loan losses, in each case for the periods indicated. The table also shows each loan category as a percentage of our total loan portfolio before deducting the allowance for loan losses at the dates indicated.

	As of December 31,
	2007			2006			2005
			Loan			Loan			Loan
		% of	Category		% of	Category		% of	Category
	Amount	Loans	%	Amount	Loans	%	Amount	Loans	%
	(in millions of Pesos, except percentages)
Non-Financial Public Sector	—	—	10.11	—	—	24.90	—	—	47.43
Local Financial Sector	—	—	0.92	—	—	2.88	—	—	1.17
Non-Financial Private Sector and Residents Abroad
Advances	16.2	0.13	6.61	16.3	0.15	3.21	12.3	0.11	2.04
Promissory Notes	119.8	1.00	24.31	151.1	1.40	19.84	186.4	1.70	16.79
Mortgage Loans	26.5	0.22	7.89	25.0	0.23	6.37	21.6	0.20	4.60
Pledge Loans	0.3	—	0.79	0.4	—	0.62	0.5	—	1.11
Personal Loans	14.0	0.12	8.17	3.7	0.03	5.21	0.9	0.01	2.36
Credit-Card Loans	56.0	0.47	30.31	28.5	0.26	22.76	14.0	0.13	15.84
Placements in Correspondent Banks	—	—	1.32	—	—	5.63	—	—	1.95
Other	7.9	0.07	9.57	1.0	0.01	8.58	17.1	0.16	6.71
Unallocated (1)	187.9	1.57	—	101.0	0.95	—	175.1	1.60	—

Total	428.6	3.58	100.00	327.0	3.03	100.00	427.9	3.91	100.00

	As of December 31,
	2004			2003
	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %
	(in millions of Pesos, except percentages)
Non-Financial Public Sector	—	—	50.00	—	—	49.52
Local Financial Sector	—	—	1.67	—	—	2.25
Non-Financial Private Sector and Residents Abroad
Advances	22.7	0.25	2.21	78.8	0.91	2.54
Promissory Notes	270.9	3.00	12.18	441.9	5.12	14.82
Mortgage Loans	97.6	1.08	6.91	142.6	1.65	8.33
Pledge Loans	3.5	0.04	1.03	22.7	0.27	0.63
Personal Loans	4.0	0.04	0.64	157.6	1.82	0.64
Credit-Card Loans	10.8	0.12	12.24	14.5	0.17	9.48
Placements in Correspondent Banks	—	—	4.20	—	—	2.00
Other	32.1	0.36	8.92	5.6	0.06	9.79
Unallocated (1)	191.0	2.12	—	313.6	3.63	—

Total	632.6	7.01	100.00	1,177.3	13.63	100.00

(1)
The unallocated reserve consists of the allowances established on the portfolio classified in the “normal” and “normal performance” categories and includes additional reserves in excess of Argentine Central Bank minimum requirements

Charge-Offs
The following table sets forth the allocation of the main charge-offs made by the Bank and the regional credit card companies during the years ended December 31, 2007, 2006 and 2005.

	Fiscal Year Ended
	December 31,
	2007	2006	2005
	(in millions of Pesos)
Charge-offs by Type
Advances	6.1	2.1	12.5
Promissory Notes	35.1	155.2	50.6
Mortgage Loans	5.4	6.4	57.6
Pledge Loans	0.2	0.2	3.5
Personal Loans	6.6	1.5	1.1
Credit-Card Loans
Banco Galicia	9.2	3.0	8.8
Regional Credit-Card Companies	60.6	31.9	22.0
Other Loans	2.2	0.5	18.4

Total	125.4	200.8	174.5

During fiscal year 2007, Ps. 125.4 million were written off against the allowance for loan losses. This amount mainly represents charge offs of loans to individuals, including the regional credit card companies’ portfolios and the increased amount as compared to the prior year is attributable to the seasoning of the individuals’ loan portfolio. During fiscal year 2006, Ps. 200.8 million were written off against the allowance for loan losses. This amount includes Ps. 160.0 million in connection with the finalization of negotiations with commercial customers under a debt restructuring process, which explains the increase from the Ps. 174.5 million charge offs for fiscal year 2006.

Foreign Outstandings
Cross-border or foreign outstandings for a particular country are defined as the sum of all claims on third parties domiciled in that country and comprise loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets that are denominated in dollars or other non-local currency. The following were our foreign outstandings as of the dates indicated representing 0.75% or more of our total assets:

	Fiscal Year Ended
	December 31,
Country	2007	2006	2005
	(in millions of Pesos)
United Kingdom
Demand Deposits	2.0	0.7	1.7
Forward Purchases of Boden 2012	1,244.8	355.1	347.8
Forward Purchases of Discount Bonds in Pesos	600.6	723.9	—

Total	1,847.4	1,079.7	349.5

United States
Demand Deposits	532.1	234.0	238.6
Overnight Placements	159.3	608.1	—

Total	691.4	842.1	238.6

Germany
Demand Deposits	0.9	—	—
Forward Purchases of Boden 2012	240.8	—	—
Forward Purchases of Discount Bonds in Pesos	105.9	—	—

Total	347.6	—	—

As of December 31, 2007, we had the following foreign outstandings:
•
Ps. 1,847.4 million (8.09% of our total assets) with United Kingdom financial institutions, of which Ps. 1,244.8 million represent 9 forward purchases of Boden 2012 Bonds and Ps. 600.6 million represent three forward purchases of Discount Bonds in Pesos, both in connection with repo transactions with such financial institutions, and Ps. 2.0 million correspond to demand deposits with such institutions; two transactions are for 13-month terms and two other for 20 and 21 months terms, with the remaining ones being for one-year terms; all transactions bear market floating interest rates based on Libor plus a fixed spread.

•
Ps. 691.4 million (3.03% of our total assets) representing liquid placements with United States financial institutions, of which Ps. 532.1 million correspond to demand deposits and Ps. 159.3 million represent overnight placements.

•
Ps. 347.6 million (1.52% of our total assets) with a German financial institution, of which Ps. 240.8 million represent two forward purchases of Boden 2012 Bonds, Ps. 105.9 million represent a forward purchase of Discount Bonds in Pesos, both in connection with repo transactions with such financial institution, and Ps. 0.9 million correspond to demand deposits with such institution; two repo transactions are for 13-month terms and one is for a one-year term; all bear market floating interest rates based on Libor plus a fixed spread.

There were no other foreign outstandings representing 0.75% or more of our total assets as of December 31, 2007, 2006 and 2005.
Deposits
The following table sets out the composition of our deposits as of December 31, 2007, 2006 and 2005. Our deposits represent deposits with the Bank.

	As of December 31,
	2007	2006	2005
	(in millions of Pesos)
Current Accounts and Other Demand Deposits	2,675.4	2,011.4	1,657.6
Savings Accounts	3,380.1	2,589.5	2,213.4
Time Deposits	6,704.8	5,831.5	4,261.9
Other Deposits (1)	291.6	215.6	192.9
Plus: Accrued Interest, Quotation Differences and CER Adjustment	113.7	131.4	95.9

Total Deposits	13,165.6	10,779.4	8,421.7

(1)	Includes among other, deposits originated by Decree No. 616/2005, Reprogrammed Deposits under judicial proceedings and other demand deposits.

In 2007, our consolidated deposits increased 22.1% mainly as a result of Ps. 873.3 million increase in time deposits and a Ps. 1,454.6 million increase in deposits in current and savings accounts. As in prior years, these increases were due to private sector deposits received by the Bank’s Argentine operation. As of December 31, 2007, time deposits included Ps. 238.7 million of CER-adjusted time deposits.
In 2006, our consolidated deposits increased 28.0% mainly as a result of Ps. 1,569.6 million increase in time deposits and a Ps. 729.9 million increase in deposits in current and savings accounts. As in prior years, these increases were due to private sector deposits received by the Bank’s Argentine operation. As of December 31, 2006, time deposits included Ps. 629.2 million of CER-adjusted time deposits.
For more information, see Item 5A. “Operating Results—Funding.”
The following table provides a breakdown of our consolidated deposits as of December 31, 2007, by contractual term and currency of denomination.

	Peso-Denominated			Dollar-Denominated			Total
			% of			% of			% of
	Amount		Total	Amount		Total	Amount		Total
	(in millions of Pesos, except percentages)
Current Accounts and Demand Deposits	Ps.	2,675.4	24.3%		—	—%	Ps.	2,675.4	20.5
Savings Accounts		2,482.9	22.5	Ps.	897.2	44.0		3,380.1	25.9
Time Deposits		5,720.8	52.0		984.1	48.2		6,704.9	51.4
Maturing Within 30 Days		975.5	8.9		183.4	9.0		1,158.9	8.9
Maturing After 31 Days but Within 59 Days		1,907.5	17.3		180.1	8.8		2,087.6	16.0
Maturing After 60 Days but Within 89 Days		1,034.8	9.4		101.2	5.0		1,136.0	8.7
Maturing After 90 Days but Within 179 Days		880.8	8.0		235.0	11.5		1,115.8	8.5
Maturing After 180 Days but Within 365 Days		559.6	5.1		140.2	6.9		699.8	5.4
Maturing After 365 Days		362.6	3.3		144.2	7.0		506.8	3.9
Other Deposits		131.8	1.2		159.6	7.8		291.4	2.2
Maturing Within 30 Days		117.1	1.1		159.5	7.8		276.6	2.1
Maturing After 31 Days but Within 59 Days		—	—		—	—		—	—
Maturing After 60 Days but Within 89 Days		—	—		—	—		—	—
Maturing After 90 Days but Within 179 Days		—	—		—	—		—	—
Maturing After 180 Days but Within 365 Days		—	—		—	—		—	—
Maturing After 365 Days		14.7	0.1		0.1	—		14.8	0.1

Total Deposits (1)	Ps.	11,010.9	100.0%	Ps.	2,040.9	100.0%	Ps.	13,051.8	100.0%

(1)	Only principal. Excludes the CER adjustment
The categories with the highest concentration of maturities per original term are those within the segment “after 31 days but within 59 days” (Pesos and Dollars), which accounted for 16.0% of the total and mainly corresponded to Peso-denominated time deposits. The rest of the terms have a homogeneous participation. At fiscal year end 2007, the average original term of non-adjusted Peso and US Dollar-denominated time deposits (excluding Reprogrammed Deposits with amparo claims) was approximately 90 days, and the term of CER-adjusted time deposits, as of the same date, was approximately 500 days. Dollar-denominated deposits, for Ps. 2,040.9 million (only principal), represented 15,6% of total deposits, of which 14,5% (Ps. 295,8 million, only principal) corresponded to Galicia Uruguay (consolidated).
Through Communiqué “A” 4032, effective November 1, 2003, the Argentine Central Bank reestablished the 30-day minimum term for time deposits and established the minimum term for CER-adjusted time deposits at 90 days, which term was extended several times until it was set at 365 days in April 2005.

The following table provides information about the maturity of our outstanding time deposits exceeding Ps. 100,000, according to whether they were made at domestic or foreign branches, as of December 31, 2007.

	Domestic Offices	Foreign Offices
	(in millions of Pesos)
Time Deposits
Within 30 Days	606.3	—
After 31 Days but Within 59 Days	1,454.8	—
After 60 Days but Within 89 Days	716.2	—
After 90 Days but Within 179 Days	677.0	—
After 180 Days but Within 365 Days	489.4	—
After 365 Days	340.5	104.9

Total Time Deposits	4,284.2	104.9

Other Deposits	—	—

Total Deposits (1)	4,284.2	104.9

(1)	Only principal. Excludes the CER adjustment.
Return on Equity and Assets
The following table presents certain selected financial information and ratios for the periods indicated.

	Fiscal Year Ended
	December 31,
	2007	2006	2005
	(in millions of Pesos, except percentages)
Net Income / (Loss)	46.0	(18.9)	107.2
Average Total Assets	21,332.4	24,614.5	24,238.1
Average Shareholders’ Equity	1,606.7	1,649.3	1,569.3
Shareholders’ Equity at End of the Period	1,654.5	1,608.5	1,626.8
Net Income / (Loss) as a Percentage of:
Average Total Assets	0.37	0.00	0.59
Average Shareholders’ Equity	2.86	(1.15)	6.83
Declared Cash Dividends	0.0	0.0	0.0
Dividend Payout Ratio	0.0	0.0	0.0
Average Shareholders’ Equity as a Percentage of Average Total Assets	7.53	6.70	6.47
Shareholders’ Equity at the End of the Period as a Percentage of Average Total Assets	7.76	6.53	6.71
Short-term Borrowings
Our short-term borrowings include all of our borrowings (including repos and debt securities or negotiable obligations) with a contractual maturity of less than one year, owed to foreign and domestic financial institutions and negotiable obligations holders.

	As of December 31,
	2007	2006	2005
	(in millions of Pesos )
Short-Term Borrowings
Argentine Central Bank	0.7	0.4	0.3
Other Banks and International Entities
Lines of Credit from Domestic Banks	33.2	134.5	60.8
Lines of Credit from Foreign Banks	258.0	45.4	—
Repos with Domestic Banks	—	522.9	—
Repos with Foreign Banks	—	—	220.5
Negotiable Obligations	36.3	65.1	89.7

Total	328.2	768.3	371.3

As of the end of fiscal year 2007, our short-term borrowings consisted mainly of trade facilities from foreign banks.
The following table shows for our significant short-term borrowings for the fiscal years ended December 31, 2007, 2006 and 2005:
•	the weighted-average interest rate at year-end,
•	the maximum balance recorded at the monthly closing dates of the periods,
•	the average balances for each period, and
•	the weighted-average interest rate for the periods.

	As of December 31,
	2007		2006		2005
	(in millions of Pesos, except percentages)
Argentine Central Bank
Weighted-average Interest Rate at End of Period		—		—		—
Maximum Balance Recorded at the Monthly Closing Dates	Ps.	0.9	Ps.	0.9	Ps.	1.2
Average Balances for Each Period	Ps.	0.6	Ps.	0.5	Ps.	0.5
Weighted-average Interest Rate for the Period		—		—		—
Lines of Credit from Domestic Banks
Weighted-average Interest Rate at End of Period		14.2%		9.1%		7.0%
Maximum Balance Recorded at the Monthly Closing Dates	Ps.	92.6	Ps.	378.7	Ps.	164.1
Average Balances for Each Period	Ps.	57.5	Ps.	142.0	Ps.	96.3
Weighted-average Interest Rate for the Period		9.5%		8.0%		5.5%
Lines of Credit from Foreign Banks
Weighted-average Interest Rate at End of Period		5.6%		6.1%		—
Maximum Balance Recorded at the Monthly Closing Dates	Ps.	258.0	Ps.	45.4		—
Average Balances for Each Period	Ps.	106.7	Ps.	9.7		—
Weighted-average Interest Rate for the Period		5.8%		6.1%		—
Repos with Domestic Banks
Weighted-average Interest Rate at End of Period		—		9.3%		—
Maximum Balance Recorded at the Monthly Closing Dates	Ps.	317.4	Ps.	525.9	Ps.	165.6
Average Balances for Each Period	Ps.	138.3	Ps.	101.6	Ps.	15.8
Weighted-average Interest Rate for the Period		8.9%		7.6%		4.9%
Repos with Foreign Banks
Weighted-average Interest Rate at End of Period		—		—		7.5%
Maximum Balance Recorded at the Monthly Closing Dates		—	Ps.	223.5	Ps.	220.6
Average Balances for Each Period		—	Ps.	145.7	Ps.	216.7
Weighted-average Interest Rate for the Period		—		8.3%		6.6%
Negotiable Obligations
Weighted-average Interest Rate at End of Period		8.2%		9.9%		7.4%
Maximum Balance Recorded at the Monthly Closing Dates	Ps.	65.7	Ps.	65.1	Ps.	123.2
Average Balances for Each Period	Ps.	50.8	Ps.	49.6	Ps.	79.5
Weighted-average Interest Rate for the Period		9.3%		7.5%		6.1%

Regulatory Capital
The capital adequacy of Grupo Financiero Galicia is not under the supervision of the Argentine Central Bank. Grupo Financiero Galicia has to comply with the minimum capital requirement established by Law No. 19,550, as amended, (Ley de Sociedades Comerciales or the “Corporations’ Law”) of Ps. 0.012 million.
Banco Galicia
Banco Galicia is subject to the capital adequacy rules of the Argentine Central Bank. Banks have to comply with capital requirements both on an individual basis and on a consolidated basis with their significant subsidiaries. For the purposes of Argentine Central Bank capital adequacy rules, Banco Galicia’s subsidiaries that it is consolidated with are Galicia Uruguay and Tarjetas Regionales S.A. consolidated.
Through its Communiqués “A” 3959 and “A” 3986, respectively, the Argentine Central Bank established a new capital adequacy rule effective as from January 1, 2004. The new capital adequacy rule is based on the Basel Committee methodology, like the previous one, and establishes the minimum capital a financial institution is required to maintain in order to cover the different risks inherent in its business activity and incorporated into its assets. Such risks include mainly: credit risk, generated both by exposure to the private sector and to the public sector; market risk, generated by foreign-currency, securities and CER positions; and interest-rate risk, generated by the mismatches between assets and liabilities in terms of interest rate repricing. The minimum capital requirement stated by the new rule is 8% of risk-weighted assets, with a 100% risk weighting for public-sector assets (within the previous rule, this risk-weighting was nil) and private-sector assets; with said requirement being lower depending on the existence of certain guarantees in the case of private-sector assets and for certain liquid assets.
The above-mentioned Argentine Central Bank rules provided a schedule for the gradual compliance with the new rule over time. For this, they established the application, beginning on January 2004, of two coefficients known as “Alfa 1” and “Alfa 2”, in order to temporarily, and in a decreasing manner, reduce the minimum capital requirement to cover the credit risk of public-sector assets and interest-rate risk, respectively. Argentine Central Bank rules established that full compliance is to be reached in January 2009, when Alfa 1 will be equal to 1.00, which means that no reduction on the required capital requirement will be allowed. The Alfa 1 coefficient value increases progressively, in January of each year, until it reaches 1.00 on January 1, 2009, and the value of the Alfa 2 coefficient increased in the same manner until it reached 1.00 on January 1, 2007, as shown in the table below:

January 1st/ December 31st	Alfa 1	Alfa 2
2004	0.05	0.20
2005	0.15	0.40
2006	0.30	0.70
2007	0.50	1.00
2008	0.75	—
2009	1.00	—
Under Argentine Central Bank rules, core capital mainly corresponds to a bank’s shareholders’ equity at the beginning of the fiscal year and supplemental capital mainly comprises half of the fiscal year’s profits and 100% of losses, and subordinated debt. In the case of the Bank, supplemental capital includes the subordinated debt maturing in 2019 issued as a result of the restructuring of the Bank’s foreign debt. Pursuant to Argentine Central Bank regulations on this point, subordinated debt computable as supplemental capital is limited to 50% of core capital and supplemental capital cannot exceed the latter.
Communiqué “A” 4782 of the Argentine Central Bank, dated March 3, 2008, broadened the range of subordinated contractual obligations that financial institutions may compute as supplementary shareholders’ equity. Pursuant to this Communiqué, it is now possible to record as such not only subordinated debt securities with a public offering, but also any other liability contractually subordinated that meets the requirements set forth in the regulation, regardless of the public offering or manner of execution (which allows supplementary capital to include liabilities such as loans or credit lines from abroad, for example).

The table below shows information on the Bank’s consolidated computable regulatory capital, or RPC or Adjusted Shareholders’ Equity, and minimum capital requirements as of the dates indicated.

	As of December 31,
	2007	2006	2005
	(in millions of Pesos, except percentages)
Shareholders’ Equity	1,759.4	1,263.0	1,389.2

Argentine Central Bank Minimum Capital Requirements (1)
Allocated to Financial Assets	845.3	597.1	477.2
Allocated to Fixed Assets, Intangible and Unquoted Equity Investments	153.2	143.5	138.0
Allocated to Market Risk	20.4	12.3	16.8
Allocated to Interest-Rate Risk	52.4	61.6	87.1
Lending to the Non-Financial Public Sector	231.5	269.8	162.4

Total (A)	1,302.8	1,084.3	881.5

Computable Regulatory Capital Calculated Under Argentine Banking GAAP
Core Capital	1,756.4	1,395.0	1,207.1
Supplemental Capital	757.1	608.4	807.5
Deductions Investments in Financial Entities	(1.5)	(1.5)	(1.5)
Organization Expenses	(100.6)	(64.2)	(55.6)
Goodwill Recorded from June 30, 1997	(47.6)	(66.8)	(85.9)
Other	(9.8)	(11.3)	(9.1)

Total	(159.5)	(143.8)	(152.1)

Additional Capital — Market Variation	3.1	2.0	22.7

Total (B)	2,357.1	1,861.6	1,885.2

Excess Capital
Excess Over Required Capital (B)-(A)	1,054.3	777.3	1,003.7
Excess Over Required Capital as a % of Required Capital	80.93	71.69	113.86

Total Capital Ratio	15.54	15.03	20.78

(1)	In accordance with Argentine Central Bank rules applicable at each date.
As of December 31, 2007, on a consolidated basis, the Bank’s computable regulatory capital amounted to Ps. 2,357.1 million, which exceeded by Ps. 1,054.3 million the minimum capital requirement in accordance with the Argentine Central Bank’s regulations effective as of that date. Said excess amounted to Ps. 777.3 million as of December 31, 2006. The increase in the excess was due to a Ps. 495.5 million increase in computable capital partially offset by a Ps. 218.5 million increase in the minimum capital requirement.
As in 2006, in 2007, the greater minimum capital requirement was due to the increase in the minimum capital requirement to cover credit risk, as a consequence of the significant growth of the Bank’s exposure to the private sector during the year. Also, in 2006, the minimum capital requirement for the exposure to the non-financial public sector increased despite the reduction of the Bank’s exposure to such sector as, unlike in 2007, such reduction did not compensate for the increase in the Alfa 1 coefficient on January 1 of each of such years.
In fiscal year 2007, the Ps. 495.5 million increase in computable capital was mainly due to the share issuance completed by the Bank in August 2007, which entailed a Ps. 466.0 million aggregate increase in the capital stock and issuance premiums accounts, net of issuance expenses. The Ps. 148.7 million increase in supplemental capital was mainly due to the recording of an increased amount of subordinated debt as supplemental capital, as a result of a higher core capital.
Regional Credit Card Companies
Not being financial institutions, the capital adequacy of the regional credit card companies is not under the supervision of the Argentine Central Bank. The regional credit card companies have to comply with the minimum capital requirement established by the Corporations’ Law of Ps. 0.012 million. However, Banco Galicia has to comply with the Argentine Central Bank’s capital adequacy rules on a consolidated basis with the regional credit card companies, among others, as explained above.

Minimum Capital Requirements of Insurance Companies
The insurance companies controlled by Sudamericana must meet the minimum capital requirements set by General Resolution No. 31,134 of the National Insurance Superintendency. This resolution requires insurance companies to maintain a minimum capital level equivalent to the highest of the amounts calculated as follows:
a)
By line of insurance: This method establishes a fixed amount by line of insurance. For life insurance companies, it is Ps. 4 million, rising to Ps. 5 million for companies that offer pension-linked life insurance. For retirement providers that do not offer pension-linked annuities, the requirement is Ps. 3 million (rising to Ps. 5 million for companies that offer pension-linked annuities). For property insurance companies that offer damage coverage (excluding vehicles related) the requirement is Ps. 1.5 million (rising to Ps. 8 million for companies that offer all P&C products).

b)
By premiums and additional fees: To use this method, the company must calculate the sum of the premiums written and additional fees earned in the last 12 months. Of the total, the company must calculate 16%. Finally, it must adjust the total by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.

c)
By claims: To use this method, the company must calculate the sum of gross claims paid during the 36 months prior to the end of the period under analysis. To that amount, it must add the difference between the balance of unpaid claims as of the end of the period under analysis and the balance of unpaid claims as of the 36th month prior to the end of the period under analysis. The resulting figure must be divided by three. Then the company must calculate 23%. The resulting figure must be adjusted by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.

d)
For life insurance companies that offer policies with an investment component, the figures obtained in b) and c) must be increased by an amount equal to 4% of the technical reserves adjusted by the ratio of net technical reserves to gross technical reserves (at least 85%), plus 0.3% of at-risk capital adjusted by the ratio of retained at-risk capital to total at-risk capital (at least 50%).

The minimum required capital must then be compared to computable capital, defined as shareholder’s equity less non-computable assets. Non-computable assets consist mainly of deferred charges, pending capital contributions, and excess investments in authorized instruments. As of December 31, 2007, the computable capital of the companies held by Sudamericana exceeded the minimum requirement of Ps. 20.4 million by Ps. 31.4 million.
Government Regulation
General
All companies operating in Argentina must be registered with the Argentine Superintendency of Companies whose regulations are applicable to all companies in Argentina but may be superseded by other regulatory entities’ rules, depending on the matter, such as the CNV or the Argentine Central Bank. All companies operating in Argentina are regulated by the Corporations’ Law.
In their capacity as companies listed in Argentina, Grupo Financiero Galicia and Banco Galicia must comply with the disclosure, reporting, governance and other rules applicable to such companies issued by the markets in which they are listed and their regulators, including Law No. 17,811, as amended, Law No. 20,643 and Decrees No. 659/74 and No. 2,220/80, as well as Decree No. 677/01 or Decree for Transparency in the Public Offering (“Régimen de la Transparencia de la Oferta Pública”). In their capacity as public issuers of corporate debt securities the regional credit card companies are subject to the above mentioned rules. As Grupo Financiero Galicia has publicly listed ADSs in the United States, it is also subject to the reporting requirements of the United States’ Exchange Act for non-United States’ issuers and to the provisions for foreign issuers of the Sarbanes Oxley Act. See Item 9. “The Offer and Listing—Market Regulations.”
Our operating subsidiaries are subject to the following laws: Law No. 25,156 (the Competition Defense Law, “Ley de Defensa de la Competencia”), Law No. 22,820 (Fair Business Practice Law, “Ley de Lealtad Comercial”) and Law No. 24,240 or the Consumer Protection Law (“Ley de Defensa del Consumidor”).

As a financial services holding company, we do not have a specific institution that regulates our activities. Our banking and insurance subsidiaries are regulated by different regulatory entities. In the case of the Bank, the Argentine Central Bank is the main regulatory and supervising entity.
The banking industry is highly regulated in Argentina. Banking activities in Argentina are regulated by the Financial Institutions’ Law, which places the supervision and control of the Argentine banking system in the hands of the Argentine Central Bank. The Argentine Central Bank regulates all aspects of financial activity. See “—Main Regulatory Changes since 2002” and "—Argentine Banking System and Regulation—Argentine Banking Regulation” below.
The Bank and our insurance subsidiaries are subject to Law No. 25,246, which was passed on April 13, 2000, as amended, which provided for an anti-money laundering framework in Argentina, including Law No.26,268, which amends the latter to include within the scope of criminal activities those associated with terrorism and its financing.
Sudamericana’s insurance subsidiaries are regulated by the National Insurance Superintendency and Laws No. 17,418 and No. 20,091. Sudamericana Asesores de Seguros S.A. is regulated by the National Insurance Superintendency, through Law No. 22,400.
The activity of the regional credit card companies and the credit card activities of the Bank are regulated by Law No. 25,065, as amended, or the Credit Cards Law (“Ley de Tarjetas de Crédito”), which establishes the framework for all activities: (i) facilitating the purchase or rental of goods and services, (ii) granting financing for such purchases, (iii) processing customers transaction with merchants, and (iv) extending credit, involving a credit card. Both the Argentine Central Bank and the National Undersecretary of Industry and Trade have issued regulations, among other things, to enforce public disclosure of companies’ pricing (fees and interest rates) in order to assure consumer awareness of such pricing. See “—Credit Cards Regulation.”
Net Investment and its controlled companies are regulated by the Corporations’ Law and are not regulated by a specific regulatory agency. Galicia Warrants is regulated by Law No. 9,643.
On January 6, 2002, the Argentine Congress enacted Law No. 25,561, or the Public Emergency Law, which together with various decrees and Argentine Central Bank rules, provided for the principal measures in order to deal with the 2001 and 2002 crisis, including asymmetric pesification, among others. The period of effectiveness of the Public Emergency Law was extended again until December 31, 2008.
Foreign Exchange Market
In late 2001 and early 2002, restrictions were imposed on access to the Argentine foreign exchange market and on capital movements, which were tightened by the middle of 2002. The Public Emergency Law granted the executive branch of the Government the power to regulate the local foreign exchange market.
In order to prevent the further appreciation of the Peso beyond what took place principally in the fourth quarter of 2002, the Argentine Central Bank began to ease some of these restrictions. During 2003 and 2004, the Argentine Central Bank further enhanced access to the local foreign exchange market. This regime was subject to various modifications. Only the principal features currently in force are detailed below.
On June 30, 2003, Decree No. 285/03, regulated by Argentine Central Bank Communiqué “A” 3972, established, effective July 1, 2003, a system for the registration of funds entering into Argentina and a 180-day restriction on the remittance of such registered funds abroad. This term was extended to 365 days through Resolution No. 292/05 issued by the Ministry of Economy on May 24, 2005. This restriction did not apply to international trade transactions or to foreign direct investment.

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

(b)
All new debt of the private sector with non-residents must be for a minimum term of 365 days, except for international trade financing and primary issuances of debt securities, if such securities’ public offering and listing on self-regulated markets in Argentina has been duly authorized.

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

(d)
Such deposit requirement will be held in a local financial institution as an unremunerated Dollar-denominated deposit maturing in at least 365 days; such funds will not be available as a guarantee for any kind of debt and, upon the deposit maturity date, such funds will become available within the country and, therefore, will be subject to certain restrictions on foreign exchange transfers abroad.

(e)	The 30% deposit is not required for, among other things, inflows of foreign currency:
(i)	resulting from loans granted to residents by local financial institutions in foreign currency;
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

(vii)	resulting from other foreign indebtedness where the proceeds will be applied to the settlement of foreign debt principal amortization or long term investments in foreign assets;
(viii)	resulting from the sale of foreign assets of residents in order to subscribe to primary issuances of public debt issued by the Government; and
(f)
the proceeds of sales of foreign assets brought into the country by residents (“capital repatriation”) will be subject to the 30% deposit requirement, which will apply to any amounts exceeding US$ 2.0 million per month.

The Ministry of Economy is entitled to modify the percentages and terms detailed above, when a change in the macroeconomic situation so requires. It is also entitled to modify the rest of the requirements established by Decree No.616/05, and/or establish new ones, and/or increase the types of foreign currency inflows included. The Argentine Central Bank is entitled to regulate and control compliance with the regime established by Decree No.616/05, and to enforce the applicable penalties.
Complementarily to Decree No. 616/05, the Ministry of Economy issued Resolution No.637/05, dated November 16, 2005, which established that, beginning on November 17, 2005, the restrictions established in said Decree will be applicable also to all inflows of funds to the local foreign exchange market for the subscription of primary issuances of debt securities or certificates of participation by financial trusts, if such restrictions were applicable to capital inflows to be used to acquire any of the trusts’ assets. The corresponding criminal regime will be applicable in the case that any of these rules are disobeyed.

In addition, currently, access to the local foreign exchange market by non-residents (both individuals and entities) to transfer funds abroad is permitted:
a.
with no limit in the case of: (i) proceeds from the principal amortization of government securities; (ii) recoveries from local bankruptcies; (iii) proceeds from the sale of direct investments in the non-financial private sector in Argentina or the final disposition of such investments if they were made with foreign currency that entered the local foreign exchange market no less than 365 days before; and (iv) certain other specific cases.

b.
with a US$ 500,000 monthly limit in the case of the aggregate proceeds of the sale of portfolio investments made with foreign currency that entered the local foreign exchange market no less than 365 days before.

c.	with a US$ 5,000 monthly limit in cases not contemplated above, unless authorization from the Argentine Central Bank is obtained.
d.
Access to the local foreign exchange market by residents (both individuals and entities) to make foreign real estate, direct or portfolio investments or buy foreign exchange or traveler checks is allowed but limited to US$ 2.0 million per month, with such limit increased in certain cases.

e.	Access to the foreign exchange local market for the transfer of profits and dividends abroad is permitted when corresponding to audited and final balance sheets.
Pursuant to Decree No.260/02, all foreign exchange transactions in Argentina must be executed only through the “mercado libre y único de cambios” (free and single foreign exchange market) on which the Argentine Central Bank buys and sells currency.
Compensation to Financial Institutions
For the Asymmetric Pesification and its Consequences
Decree No. 214/02 provided for compensation to financial institutions, for:
•
the losses caused by the mandatory conversion into Pesos of certain liabilities at the Ps. 1.4 per US$ 1.0 exchange rate, greater than the Ps. 1.0 per US$ 1.0 exchange rate established for the conversion into Pesos of certain Dollar-denominated assets. This was to be achieved through the delivery of a Peso-denominated compensatory bond issued by the Government (Boden 2007 Bonds).

•
the currency mismatch left on financial institutions’ balance sheets after the compulsory pesification of certain of their assets and liabilities after the conversion of the Peso-denominated compensatory bond into a Dollar-denominated compensatory bond. This would be achieved by the purchase by financial institutions of a Dollar-denominated hedge bond. For such purpose, the Government established the issuance of a Dollar-denominated bond bearing Libor and maturing in 2012 (Boden 2012 Bonds).

Among others, Decree No. 905/02 established the methodology for calculating the compensation to be received by financial institutions. We recorded the compensation for the amounts we had determined according to the regulations. The Argentine Central Bank had to confirm the amounts after a review.
In March 2005, we agreed to receive US$ 2,178.0 million of face value of Boden 2012 Bonds, comprised of US$ 906.3 million of face value of Boden 2012 Bonds corresponding to the Compensatory Bond (fully delivered to us in November 2005) and US$ 1,271.7 million of face value of Boden 2012 Bonds corresponding to the Hedge Bond (pending receipt in full until December 1, 2006). On December 1, 2006, the Argentine Central Bank credited to us Boden 2012 Bonds for a face value of US$ 1,155.0 million, at their 75% residual value, and US$ 406.8 million for pass due amortization and interest coupons, corresponding to 90.8% of the Hedge Bond. As of December 31, 2006, delivery of the remaining Hedge Bond for US$ 116.8 million of face value of Boden 2012 Bonds was pending.
The Boden 2012 Bonds pending delivery were recorded on our balance sheet under the item “Other Receivables Resulting from Financial Brokerage,” as they represented a right to receive Boden 2012 Bonds as compensation for the asymmetric pesification and its consequences as explained above. The delivery to us of the Boden 2012 corresponding to the Compensatory Bond and to 90.8% of the Hedge Bond implied the availability of such bonds, thus the bonds were recorded as securities under “Government Securities.”
We recorded on our balance sheet the advance for the acquisition of the Hedge Bond and the compensation simultaneously. On December 1, 2006, we executed 90.8% of the aforementioned advance and simultaneously settled this liability using Bogar Bonds and Secured Loans granted as collateral, for Ps. 1,111.6 million and Ps. 0.07 million of face value, respectively, and cash for Ps. 1,369.7 million. As a result of the foregoing, both our assets and liabilities decreased by Ps. 3,302.6 million, due to the decrease by such amount of both the advance for the acquisition of the Hedge Bond and the assets used in the settlement of such liability.

Due to the settlement in cash noted above, Bogar Bonds previously granted as collateral for said liability for a face value of Ps. 392.8 million were released. The valuation of such securities in accordance with Argentine Central Bank regulations, at their present value calculated by using the discount rate set forth in those regulations, generated a reduction in the book value thereof of Ps. 109.1 million.
The Boden 2012 Bonds pending delivery as of fiscal year end 2006 (US$ 116.8 million of face value) were subscribed for on April 24, 2007 using Secured Loans for a face value of Ps. 115.9 million, in accordance with the direct swap alternative set forth in Decree No. 905/02. This decision generated a Ps. 32.0 million loss, which was recorded in February 2007, resulting from the release of the Bogar Bonds that, as of December 31, 2006, were allocated as collateral for the advance for the acquisition of the remaining Hedge Bond. Such release determined their valuation at present value calculated using the discount rate established by the Argentine Central Bank, in accordance with its Communiqué “A” 3911 as amended, while, according to such rule, Bogar Bonds used as collateral could be recorded at their technical value, which was higher than the aforementioned present value. In addition, the above-mentioned swap alternative instead of the advance requested from the Argentine Central Bank to finance the acquisition of the remaining Hedge Bond caused a Ps. 32.8 million increase in the acquisition cost of the remaining Hedge Bond. This loss was recognized in the Financial Statements in March 2007. The swap was completed on April 24, 2007.
The process of compensating us for the effects of the asymmetric pesification established by Decree No. 905/02 was completed on such date. The acquisition of the Boden 2012 corresponding to the Hedge Bond using public-sector assets has strengthened our balance sheet by reducing risk concentration in such assets, increasing our structural liquidity and expanding the resources available to be applied to the business.
For Differences Related to Amparo Claims
As a result of the provisions of Decree No. 1,570/01, the Public Emergency Law, Decree No. 214/02 and concurrent regulations, and as a result of the restrictions on cash withdrawals and of the issuance of measures that established the pesification and restructuring of foreign-currency deposits, since December 2001, a significant number of claims have been filed against the Government and/or financial institutions, formally challenging the emergency regulations and requesting prompt payment of deposits in their original currency. Most lower and upper courts have declared the emergency regulations unconstitutional. As of December 31, 2007, court orders received by the Bank requiring the reimbursement of deposits in foreign or Argentine currency, at the free-market exchange rate, amounted to Ps. 11.7 million and US$ 647.3 million. In compliance with those court orders, as of the same date, the Bank had paid the amounts of Ps. 1,214.2 million and US$ 112.1 million to reimburse deposits, in Pesos and in foreign currency.
The difference between the amounts paid as a result of these court orders and the amount resulting from converting deposits at the Ps. 1.40 per US Dollar exchange rate, adjusted by the CER and interest accrued up to the payment date, which amounted to Ps. 706.9 million as of December 31, 2007, was recorded under “Intangible Assets”. The residual value as of said date was Ps. 277.0 million. We have repeatedly reserved our right to make claims, at a suitable time, in view of the negative effect caused on our financial condition by the reimbursement of deposits originally denominated in Dollars, pursuant to orders issued by the Judicial Branch, either in US Dollars or in Pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not included by the Government in the calculation of the compensation to financial institutions. The method of accounting for such right as a deferred loss, as set forth by Argentine Central Bank regulations, does not affect the existence or legitimacy of such right. To such effect, we have reserved all of the corresponding rights.
On December 30, 2003, we formally requested from the executive branch of the Government with a copy to the Ministry of Economy and to the Argentine Central Bank, the payment of the due compensation for the losses incurred that were generated by the “asymmetric pesification” and, especially, for the negative effect on its financial condition caused by final court decisions. We have reserved our right to further extend such request in order to encompass losses made definitive by new final judgments.

On December, 2006, the Argentine Supreme Court pronounced its ruling with respect to the case “Massa c/ Estado Nacional y BankBoston” resolving that the defendant bank had to fulfill its obligation to reimburse a US Dollar-denominated deposit subject to the emergency regulations by paying the original amount deposited converted into Pesos at an exchange rate of Ps. 1.40 per US Dollar, adjusted by CER until the effective date of payment, together with an interest rate of 4% per annum, and computing amounts paid in order to comply with preliminary injunctions or other measures as payments on account. In August 2007 (the Kujarchuk case), the Argentine Supreme Court established a calculation method for payments on account, which confirmed the criteria held by most courts of law since the Massa ruling mentioned above. With respect to judicial deposits, in March 2007, the Argentine Supreme Court ruled in the case “EMM S.R.L. against Tía S.A.,” that Decree No. 214/2002 does not apply to such deposits, and that such deposits must be reimbursed to the depositors in their original currency.
It is expected that the aforementioned rulings by the Argentine Supreme Court will be strongly followed in similar cases to be heard by the lower courts. The Bank continues to gradually address the judicial resolutions on a case-by-case basis, in accordance with the individual circumstances of each case. Management continuously monitors and analyzes the implications of the above resolutions. The Bank has recorded a Ps. 62.5 million liability for the remaining amounts that may need to be paid in connection with cases pending resolution. The amount resulting from the difference between the amount ultimately determined by the courts and the amount recorded by the Bank, if any, will be recorded in accordance with Argentine Central Bank’s rules under the item Intangible Assets, and will be amortized over a period of 60 months. Due to the above, and based on the information available to date, it is the opinion of the Bank’s management that the effects resulting from these situations will not significantly affect the Bank’s shareholders’ equity. During 2007, as well as during the previous fiscal years, the number of legal actions filed by customers requesting the reimbursement of deposits in their original currency decreased significantly.
With respect to judicial deposits that have been subject to pesification, the Argentine Central Bank established that, beginning in July 2007, financial institutions must establish a provision in an amount equal to the difference that results from comparing such deposits’ balances at each month’s end, considered in their original currency, and the corresponding Peso balances actually recorded on the books. Such provision, established as of December 31, 2007 and charged to income, amounted to Ps. 1.8 million.
Argentine Banking Regulation
The following is a summary of certain matters relating to the Argentine banking system, including provisions of Argentine law and regulations applicable to financial institutions in Argentina. This summary is not intended to constitute a complete analysis of all laws and regulations applicable to financial institutions in Argentina.
General
Since 1977, banking activities in Argentina have been regulated by the Financial Institutions’ Law which places the supervision and control of the Argentine banking system in the hands of the Argentine Central Bank, which is an autonomous institution. The Argentine Central Bank has vested the Superintendency with most of the Argentine Central Bank’s supervisory powers. In this section, unless the context otherwise requires, references to the Argentine Central Bank shall be understood as references to the Argentine Central Bank acting through the Superintendency. The Financial Institutions’ Law provides the Argentine Central Bank with broad access to the accounting systems, books, correspondence, and other documents of banking institutions. The Argentine Central Bank regulates the supply of credit and monitors the liquidity of, and generally supervises the operation of, the Argentine banking system. The Argentine Central Bank enforces the Financial Institutions’ Law and grants authorization for banks to operate in Argentina. The Financial Institutions’ Law confers numerous powers to the Argentine Central Bank, including the ability to grant and revoke bank licenses, to authorize the establishment of branches outside Argentina, to approve bank mergers, capital increases and certain transfers of stock, to fix minimum capital, liquidity and solvency requirements and lending limits, to grant certain credit facilities to financial institutions in cases of temporary liquidity problems and to promulgate other regulations that further the intent of the Financial Institutions’ Law.
Current regulations place the operations of local and foreign owned banks on equal regulatory grounds.

The Public Emergency Law, sanctioned on January 6, 2002, introduced substantial amendments to the Argentine Central Bank’s charter which, among others, eliminated certain restrictions on its ability to act as a lender of last resort and allowed the Argentine Central Bank to make advances to the Government. These changes were further implemented by Law No. 25,780, published in the Official Gazette on September 8, 2003, which amended the Financial Institutions’ Law and the Argentine Central Bank charter.
Supervision
As the supervisor of the Argentine financial system, the Argentine Central Bank requires financial institutions to submit information on a daily, monthly, quarterly, semiannual and annual basis. These reports which include balance sheets and income statements, information relating to reserve funds, use of deposits, portfolio quality (including details on debtors and any loan loss provisions established) and other pertinent information, allow the Argentine Central Bank to monitor financial institutions’ financial condition and business practices.
The Argentine Central Bank periodically carries out formal inspections of all banking institutions for purposes of monitoring compliance by banks with legal and regulatory requirements. If the Argentine Central Bank rules are breached, it may impose various sanctions depending on the gravity of the violation. These sanctions range from calling attention to the infraction to the imposition of fines or even the revocation of the financial institution’s operating license. Moreover, non-compliance with certain rules may result in the obligatory presentation to the Argentine Central Bank of specific adequacy or regularization plans. The Argentine Central Bank must approve these plans in order for the financial institution to remain in business.
Financial institutions operating in Argentina have been subject to the supervision of the Argentine Central Bank on a consolidated basis since 1994. Information set out in “—Limitations on Types of Business,” “—Capital Adequacy Requirements,” “—Lending Limits,” and “—Loan Classification System and Loan Loss Provisions” below, relating to a bank’s loan portfolio, is calculated on a consolidated basis. However, regulations relating to a bank’s deposits are not based on consolidated information, but on such bank’s deposits in Argentina (for example, liquidity requirements and contributions to the deposit insurance system).
Examination by the Argentine Central Bank
The Argentine Central Bank began to rate financial institutions based on the “CAMEL” quality rating system in 1994. Each letter of the CAMEL system corresponds to an area of the operations of each bank being rated, with: “C” standing for capital, “A” for assets, “M” for management, “E” for earnings, and “L” for liquidity. Each factor is evaluated and rated on a scale from 1 to 5, 1 being the highest rating an entity can receive. The Argentine Central Bank modified the supervision system effective in September 2000. The new rating system, the objective and basic methodology of which do not differ substantially from the CAMEL system, is denominated “CAMELBIG”. The components were redefined in order to evaluate business risks separately from management risks. The components used to rate the business risks are: capital, assets, market, earnings, liquidity and business. The components to rate management risks are: internal control and the quality of management. By combining the individual factors that are under evaluation, a combined index can be obtained that represents the final rating for the financial institution.
After the 2001-2002 crisis, the Argentine Central Bank resumed the examination process, which was interrupted due to such crisis. In the Bank’s case, the first examination was based on information as of June 30, 2005. Subsequently, new annual examinations were started.

BASIC System
The Argentine Central Bank established a control system (“BASIC”) with the purpose of allowing the public access to a greater level of information and safety with respect to their holdings in the Argentine financial system. Each letter corresponds to one of the following procedures:
•
B (“Bonos” or Bonds). On an annual basis, all financial institutions in Argentina were required to engage in certain debt issuing transactions in order to expose them to scrutiny and analysis by third parties with high standards. This requirement was eliminated by the Argentine Central Bank effective March 1, 2002.

•
A (“Auditoría” or Audit). The Argentine Central Bank requires a set of external audit procedures that include: (a) the creation of a registry of auditors; (b) the implementation of strict accounting procedures to be complied with by external auditors; (c) the payment of a performance guarantee by those auditors to induce their compliance with the procedures, and (d) the creation of a department within the Argentine Central Bank liable for verifying that the procedures are followed. The purpose of this requirement is to assure accurate disclosure by the financial institutions to both the Superintendency and the public.

•	S (“Supervisión” or Supervision). The Argentine Central Bank has the right to inspect financial institutions from time to time.

•	I (“Información” or Information). Financial institutions are required to file on a monthly basis certain daily, weekly, monthly and quarterly statistical information.

•
C (“Calificación” or Rating). The Argentine Central Bank established a system that required the periodic credit evaluation of financial entities by internationally recognized rating agencies, which was suspended by Communiqué “A” 3601 in May 2002. A rating by such agencies is still required for financial institutions to be able to receive deposits from local pension funds (AFJPs).

Legal Reserve
The Argentine Central Bank requires that each year banks allocate to a legal reserve a percentage of net income set by the Argentine Central Bank, which is currently 20.0%. Such reserve can only be used during periods in which a bank has incurred losses and has exhausted all allowances and other provisions. Dividends may not be paid if the legal reserve has been impaired.
Limitations on Types of Business
As provided by the Financial Institutions’ Law, commercial banks are authorized to conduct all activities and operations that are not specifically prohibited by law or by Argentine Central Bank regulations. Some of the activities which are permitted include the ability to make and receive loans, to receive deposits from the public in both local and foreign currency, to guarantee customers’ debts, to acquire, place or negotiate stock or debt securities in the MAE, subject to the approval of the CNV, to conduct transactions in foreign currency, to act as a fiduciary and to issue credit cards. Banks are not permitted to own commercial, industrial, agricultural and other types of businesses, except with prior authorization from the Argentine Central Bank. Under Argentine Central Bank regulations, the aggregate amount of equity investments of a commercial bank (including interests in domestic mutual funds called fondos comunes de inversión) may not exceed 50.0% of such bank’s computable regulatory capital (as defined below). In addition, investments in:
•
equity shares without quotation, excluding (a) stock of companies which provide services complementary to the services offered by the bank, and (b) certain stock participations which are necessary in order to obtain the rendering of public services, if any,

•	listed stock and participations in mutual funds which are not included in order to determine the capital requirements related to market risk; and
•
listed stock that does not have a “largely publicly available” market price (when daily quotes of relevant transactions are available, which quotes would not be significantly affected by the disposition of the bank’s holdings of such stock)

may not exceed, in the aggregate, 15.0% of a bank’s computable regulatory capital.
Under Argentine Central Bank regulations, financial institutions are typically precluded from engaging directly in insurance activities and from holding an equity interest in excess of 12.5% of the outstanding capital of a company that does not provide services defined as complementary to those provided by financial institutions or which exceed specified percentages of the respective financial institution’s RPC as described above. The Argentine Central Bank determines which services are complementary to the services provided by financial institutions, mainly comprising services in connection with stock brokerage, issuance of credit or debit or similar cards, financial intermediation in leasing and factoring transactions.

Computable Regulatory Capital
A bank’s computable regulatory capital or RPC or Adjusted Shareholders’ Equity is defined under the Argentine Central Bank’s regulations as:
i) the core capital, which includes permanent capital, non-equity contributions, net worth adjustments, surplus reserves, audited retained earnings (of closed fiscal years) and, effective October 1, 2006, long-term debt instruments, as long as such instruments fulfill certain requirements (maturity of more than 30 years, accrual of recognized return per year not exceeding issuer financial entity’s profits, with unpaid services not being cumulative, so that they cannot be deferred and accumulated to be paid after its maturity date) and do exceed certain core capital percentages, equal to 30% until December 31, 2008, subject to a schedule that converges with the 15% international standard on January 1, 2013; plus
ii) the supplemental capital, which may not exceed the core capital, consisting of 50% of unaudited profits and 100% of unaudited losses, and 100% of audited profits or losses for the current fiscal year, 50% of the reserves on the loan portfolio classified as “normal” (general reserves), subordinated debt not exceeding 50% of core capital and with a maturity of at least 5 years, and, effective October 1, 2006, debt instruments which fulfill the requirements to be considered as core capital but exceed the above-mentioned limits, debt instruments with a remaining maturity of less than 10 years and those for which unpaid services are cumulative. In this case, the limit is 50% of the core capital.
iii) less the following deductions: (a) share holdings in other financial institutions; (b) unregistered real estate; (c) goodwill; (d) organizational and development expenses; (e) provisioning deficiencies as determined by the Superintendency; (f) demand deposits with banks abroad not rated as investment grade; (g) securities deposited with custodians that were not authorized by the Argentine Central Bank; (h) sovereign bonds issued by a foreign government with a rating lower than that assigned to Argentine sovereign bonds.
Financial institutions must comply with capital adequacy requirements both on an individual basis and a consolidated basis.
Capital Adequacy Requirements
See—“Selected Statistical Information—Regulatory Capital.”
Capitalization of Debt Instruments
Through Communiqué “A” 4652, dated April 25, 2007, the Argentine Central Bank modified Item 7.3 “Capital Contributions” of “Chapter VI. Capital Adequacy- Section 7. Regulatory Capital” of its LISOL 1 rule. Through such Communiqué, the Argentine Central Bank broadened the set of financial instruments different from cash that it expressly allows to be contributed as capital for the purposes of all regulations related to capital, capital computing and capital increases. Besides cash, in which case no special authorization from the Argentine Central Bank is required, the regulation establishes that subject to the prior authorization by the Superintendency, the following instruments are allowed as capital contributions: (i) securities issued by the Government, (ii) debt instruments issued by the Argentine Central Bank, and (iii) a financial institution’s deposits and other liabilities resulting from financial brokerage, including subordinated obligations. In cases (i) and (ii), the contributions must be recorded at market value. It will be understood that an instrument has a market value when it has regular quotations in stock markets and regulated local and foreign markets. In case (iii), contributions must be recorded at market value, as defined in the previous sentence or, in the case of financial institutions that publicly offer their stock, at the price determined by the regulatory authority. When the previous situation is not verified, contributions will be admitted at their accounting value, pursuant to Argentine Central Bank rules.
Profit Distribution
See Item 8. “Financial Information— Dividend Policy and Dividends.”
Treatment of Losses in Connection with Amparo Claims
Through Communiqué “A” 3916 dated April 3, 2003, the Argentine Central Bank provided for the recording of an intangible asset on account of the difference between the amount paid by financial institutions pursuant to legal actions and the amount resulting from the conversion into Pesos of the balance of the US Dollar deposits reimbursed, at the exchange rate of Ps. 1.4 per US$ 1.0 (adjusted by the CER plus interests accrued up to the payment date). In addition, it established that the corresponding amount shall be amortized in 60 monthly equal and consecutive installments as from April 2003.

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
As of December 31, 2007, this intangible asset, net of amortizations and including deferred losses, amounted to Ps. 227.0 million. We have repeatedly reserved our right to make claims, at suitable time, in view of the negative effect caused on our financial condition by the reimbursement of deposits originally denominated in Dollars, pursuant to orders issued by the Judicial Branch, either in US Dollars or in Pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not included by the Government in the calculation of the compensation to financial institutions. The method of accounting for such right as a deferred loss, as set forth by Argentine Central Bank regulations, does not affect the existence or legitimacy of such right. To such effect, we have reserved the corresponding rights.
Legal Reserve Requirements for Liquidity Purposes
The “minimum cash requirements” that banks are required to carry are established as a percentage of the balances of the different type of bank deposits and, for time deposits (including Cedros and Reprogrammed Deposits with amparo claims, when corresponding), the percentage varies with the remaining maturity. The deposits amount less the minimum cash requirement is such deposits “lending capacity.”
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
Through Communiqué “A” 3486, dated March 22, 2002, and Communiqué “A” 3528, dated March 25, 2002, the Argentine Central Bank established that foreign currency denominated deposits lending capacity must only be applied to US Dollar-denominated international trade financing, interbank loans and Lebac, and that any such lending capacity not applied to the aforementioned purposes will constitute a greater cash minimum requirement in Pesos, for the same amount. Subsequently, other purposes were added, allowing for the financing of activities that do not directly generate cash flows in foreign currency, such as the granting of loans to finance imports of capital goods to be used to increase the production for the local market.
Pursuant to Communiqué “A” 4449, dated December 2, 2005, the Argentine Central Bank established that, effective December 2005, the minimum cash requirement in Pesos is to be applied over the monthly average of the daily balances of the obligations comprised, except for the period from December to February of the following year, for which the quarterly average will be used.
At the end of fiscal year 2007, the percentages of minimum cash requirements applicable in accordance with Argentine Central Bank rules, were as follows:
•	Demand deposits:
•	Peso-denominated current accounts and savings accounts: 19%.

•	Dollar-denominated savings accounts: 30%.
•	Time deposits, including those adjusted by CER (by remaining maturity):
•	denominated in Pesos: up to 29 days: 14%; from 30 to 59 days: 11%; from 60 to 89 days: 7%; from 90 to 179 days: 2%; from 180 to 365 days: 0%.

•	denominated in Dollars: up to 29 days: 35%; from 30 to 59 days: 28%; from 60 to 89 days: 20%; from 90 to 179 days: 10%; from 180 to 365 days: 6%; and more than 365 days: 0%.

The assets computable for compliance with this requirement are the technical cash, which includes cash (bills and coins in vaults, in ATMs and branches, and in transportation and in armored truck companies, up to a 67% maximum beginning on October 1, 2006, as established by the Argentine Central Bank’s Communiqué “A” 4580), the balances of the Peso- and Dollar-denominated accounts at the Argentine Central Bank and that of the escrow accounts held at the Argentine Central Bank in favor of clearing houses.
Through Communiqué “A” 4393, issued on July 25, 2005, the Argentine Central Bank established that the amounts corresponding to the 30% deposit requirement mentioned in “—Foreign Exchange Market,” would not be computed for the purpose of determining the remuneration of the accounts held by banks at the Argentine Central Bank, and through its Communiqué “A” 4509, issued on March 14, 2006 and effective on April 1, 2006, it also excluded the minimum cash requirements on demand deposits and other demand obligations in Pesos for the above-mentioned purpose.
As of December 31, 2007, the Bank was in compliance with its legal reserve requirements, and has continued to be up to the date of this annual report.
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

In addition, according to item 12 of this Communiqué, beginning on January 1, 2006, a bank’s total financial assistance, without any exemption, to all of the non-financial public sector, could not exceed 40.0% of a bank’s total assets as of the end of the previous month, with such percentage having been reduced to 35.0% of total assets, effective July 1, 2007. Any excess over this limit will add an equal amount to the minimum capital requirement of the bank. The Bank submitted a plan in order to comply with item 12 of Communiqué “A” 3911, as amended, over time, which was approved by the Argentine Central Bank on February 28, 2006. On June 27, 2007, the Argentine Central Bank informed the Bank that its plan to comply with the regulation was considered accomplished, given that since December 2006, the Bank was in compliance with the established general limit.
iii) The limits on equity interests in other companies are the following:

	Limit based on a Bank’s RPC	Limit based on Customers’ Net Worth
Companies with Non-complementary
Activities		12.5	% (**)
Companies with Complementary Activities		100%
Total Shares	50%
Shares Without Quotation (*)	15%

(*)	Includes shares that do not quote frequently and therefore are not subject capital requirements to cover market risk.

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
The Argentine Central Bank limits the amount of total financial exposure that a bank can have outstanding to its related parties, depending on the rating granted to each bank by the Superintendency. Banks rated 4 or 5 are forbidden to extend financial assistance to their related parties, except for related persons who are individuals, in which case a bank’s total financial assistance cannot exceed Ps. 50,000, and must have been granted exclusively for personal or family purposes. For banks ranked between 1 and 3, the financial assistance to their related parties cannot exceed, together with any equity participation held by the bank in its affiliates, 5.0% of such bank’s RPC. However, a bank may increase its total financial exposure to such related parties up to an amount equal to 10.0% of such bank’s RPC: (i) if the affiliate provides complementary services, (ii) in the case of temporary acquisition of shares in companies to facilitate their development in order to sell such shares afterwards, (iii) if the affiliate is a local financial institution rated other than 1 or 2 by the Argentine Central Bank, or (iv) if the additional financial assistance is secured with certain liquid assets, including public or private debt securities.
If the affiliate is a financial institution rated 1, the amount of total financial exposure can reach 100.0% of a bank’s RPC. If the receiving affiliate financial institution is rated 2, the amount of total financial exposure can reach 10.0% and an additional 90.0% should the term for the loans and other credit facilities not exceed 180 days.
In addition, the aggregate amount of a bank’s total financial exposure to its related parties may not exceed 20.0% of such bank’s RPC.
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
Loan Classification System and Loan Loss Provisions
For a description of the Argentine Central Bank’s loan classification system and the Argentine Central Bank’s minimum loan provision requirements, see “—Selected Statistical Information—Main Argentine Central Bank’s Rules on Loan Classification and Loan Loss Provisions.”
Valuation of Public Sector Assets
For a description of the rules governing the valuation of public sector assets, see “—Selected Statistical Information—Government and Corporate Securities.”
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
Financial Assistance for Liquidity Support Granted Before April 1, 2003
Through Decree No.739/03, dated April 1, 2003, the Government established a voluntary procedure for the restructuring of the financial assistance granted by the Argentine Central Bank to financial institutions during the 2001-2002 crisis. The basic purpose was to harmonize the cash flows of those financial institutions that were simultaneously debtors (for having received financial assistance from the Argentine Central Bank) and creditors (for their holdings of debt instruments) of the public sector. The above-mentioned Decree, together with Decree No.1,262/03, established that balances due had to be amortized in Pesos, using the proceeds from the assets provided as collateral for the financial assistance received, but without exceeding 70 or 120 monthly installments, depending on the type of assets granted as collateral. Argentine Central Bank Communiqué “A” 3941 established a minimum cumulative amortization schedule and monthly repayment for such assistance. Voluntary prepayment in advance was made available. Decree No.739/03 also established that the restructured financial assistance had to be secured by Secured Loans or, in the absence of the latter, by promissory notes or Bogar Bonds, or bonds issued under Decrees No. 905/02, 1836/02 and 739/03, or other bonds.
On February 3, 2004, the Argentine Central Bank informed the Bank that it had approved the debt’s amortization schedule that it had submitted. This schedule established repayment in 92 monthly installments beginning in March 2004 and ending in October 2011. In 2006 and in the first months of 2007, the Bank made significant payments in advance on this debt and, on March 2, 2007, settled the total outstanding balance of the financial assistance from the Argentine Central Bank incurred as a consequence of the 2001-2002 crisis. For more information, see Item 5A. “Operating Results—Funding”.
Foreign Currency Position
Through Communiqué “A” 4350, dated May 12, 2005, the Argentine Central Bank suspended, effective May 1, 2005, the limit on the positive Global Foreign Currency Net Position (defined as assets and liabilities resulting from financial brokerage and securities denominated in foreign currencies) established at the lowest of 30.0% of a bank’s RPC or a bank’s liquid shareholder’ equity as of the end of the previous month. Although, at that moment the Argentine Central Bank kept the limit on the negative foreign currency net position at 30% of a bank’s RPC, through Communiqué “A” 4577, issued on September 28, 2006, and effective January 1, 2007, it established that this position should not exceed 15% of the RPC of the preceding month. Subsequently, through Communiqué “A” 4598, dated November 17, 2006, the Argentine Central Bank allowed, in certain cases, the limit to increase by 15 percentage points. Communiqué “A” 4577 also clarified that participation certificates or debt securities issued by financial trusts and credit rights on ordinary trusts, in the corresponding proportion, should be computed when the trust’s underlying assets are denominated in foreign currency.

Deposit Insurance System
In 1995, Law No. 24,485 and Decree No. 540/95, as amended, created a deposit insurance system for bank deposits and delegated to the Argentine Central Bank the organization and start-up of the deposit insurance system. The deposit insurance system was implemented through the creation of a fund named Fondo de Garantía de los Depósitos (“FGD”), which is administered by Seguros de Depósitos S.A. (“Sedesa”). The shareholders of Sedesa are the Government through the Argentine Central Bank, which holds at least one share, and a trust constituted by the financial institutions which participate in the fund. The Argentine Central Bank establishes the extent of participation by each institution proportionally to the resources contributed by each such institution to the FGD. Banks’ contributions to the FGD is monthly and mandatory and it currently amounts to 0.015% of the monthly average of daily balances of a financial institution’s deposits (both Pesos and foreign currency denominated).
The deposit insurance system covers all Peso and foreign currency deposits held in demand deposit accounts, savings accounts and time deposits for an amount up to Ps. 30,000. Deposits made after July 1, 1995, with an interest rate 200 basis points above the interest rate quoted by Banco Nación for deposits with equivalent maturities are not covered by this system. This guarantee shall be made effective within 30 days from the revocation of the license of a financial institution, subject to the outcome of the exercise by depositors of their priority rights described under "—Priority Rights of Depositors” below. The Argentine Central Bank may modify, at any time, and with general scope, the amount of the mandatory deposit guarantee insurance.
Decree No. 1292/96, enhanced Sedesa’s functions to allow it to provide equity capital or make loans to Argentine financial institutions experiencing difficulties and to institutions that buy such financial institutions or their deposits. As a result of such decree, Sedesa has the flexibility to intervene in the restructuring of a financial institution experiencing difficulties prior to bankruptcy.
Priority Rights of Depositors
According to section 49 e) of the Financial Institutions’ Law, in case of judicial liquidation or bankruptcy of a financial entity, the holders of deposits in Pesos and foreign currency benefit from a general priority right to obtain repayment of their deposits up to the amount set forth below, with priority rank over all other creditors, with the exception of the following: (i) credits secured by a mortgage or pledge, (ii) rediscounts and overdrafts granted to financial entities by the Argentine Central Bank, according to section 17 subsections b), c) and f) of the Argentine Central Bank Charter, (iii) credits granted by the Banking Liquidity Fund created by Decree No. 32 of December 26, 2001, secured by a mortgage and pledge and (iv) certain labor credits, including accrued interest until their total cancellation.
The holders of the following deposits are entitled to the general preferential right established by the Financial Institutions’ Law (following this order of preference),
•
deposits of individuals or entities up to Ps. 50,000 or the equivalent thereof in foreign currency, with only one person per deposit being able to use this preference. For the determination of this preference, all deposits of the same person registered by the entity shall be computed;

•	deposits in excess of Ps. 50,000 or the equivalent thereof in foreign currency, referred to above;

•	liabilities originated on commercial credit lines granted to the financial entity, which are directly related with international trade.
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

Financial Institutions with Economic Difficulties
The Financial Institutions’ Law establishes that financial institutions, including commercial banks such as the Bank, which evidence a deficiency in their cash reserves, have not complied with certain required technical standards, including minimum capital requirements, or whose solvency or liquidity is deemed to be impaired by the Argentine Central Bank must submit a restructuring plan to the Argentine Central Bank. Such restructuring plan must be presented to the Argentine Central Bank on the date specified by the Argentine Central Bank, which should not be later than 30 calendar days from the date on which the request is made by the Argentine Central Bank. In order to facilitate the implementation of a restructuring plan, the Argentine Central Bank is authorized to provide a temporary exemption from compliance with technical regulations and/or the payment of charges and fines that arise from such non-compliance.
The Argentine Central Bank may also, in relation to a restructuring plan presented by a financial institution, require such financial institution to provide guarantees or limit the distribution of profits, and appoint a supervisor, to oversee such financial institutions’ management, with the power to veto decisions taken by the financial institution’s corporate authorities.
In addition, the Argentine Central Bank’s charter authorizes the Superintendency, subject only to the prior approval of the president of the Argentine Central Bank, to suspend for up to 30 days, in whole or in part, the operations of a financial institution if its liquidity or solvency have been adversely affected. Notice of this decision must be given to the board of directors of the Argentine Central Bank. If at the end of such suspension period the Superintendency considers it is necessary to renew it, it can only be authorized by the board of directors of the Argentine Central Bank, for an additional period not to exceed 90 days. During the suspension period: (i) there is an automatic stay of claims, enforcement actions and precautionary measures; (ii) any commitment increasing the financial institution’s liabilities is void, and (iii) acceleration of indebtedness and interest accrual is suspended.
If, in the judgment of the Argentine Central Bank, a financial institution is in a situation which, under the Financial Institutions’ Law, would authorize the Argentine Central Bank to revoke the financial institution’s license to operate as such, the Argentine Central Bank may, prior to considering such revocation, order a variety of measures, including (1) taking steps to reduce, increase or sell the financial institution’s capital; (2) revoking the approval granted to the shareholders of the financial institution to own an interest therein, giving a term for the transfer of such shares; (3) excluding and transferring assets and liabilities; (4) constituting trusts with part or all the financial institution’s assets (5) granting of temporary exemptions to comply with technical regulations and/or pay charges and fines arising from such defective compliance; or (6) appointing a bankruptcy trustee and removing statutory authorities.
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
The bankruptcy of a financial institution cannot be adjudicated until the license is revoked by the Argentine Central Bank. No creditor, with the exception of the Argentine Central Bank, may request the bankruptcy of the former financial institution before 60 days have elapsed since the revocation of its license.

Credit Cards Regulation
The Credit Cards Law establishes the general framework for credit card activities. Among others, this law:
•
places the supervision of credit and debit card companies in the hands of the Argentine Central Bank for financial matters and of the National Undersecretary of Industry and Trade for business and commercial matters;

•
sets a 3% cap on the rate a credit card company can charge merchants with which it has entered into card acceptance agreements for processing customer card holders’ transactions with such merchants, calculated as a percentage of the customers’ purchases;

•	establishes that credit card companies must provide the Argentine Central Bank with the information on their loan portfolio that such entity requires, and

•
sets a cap on the interest rate a credit card company can charge a card holder, which cannot exceed by more than 25% the average interest rate charged by the issuer on personal loans and, for non-bank issuers, it cannot exceed by more than 25% the financial system’s average interest rate on personal loans published by the Argentine Central Bank.

Both the Argentine Central Bank and the National Undersecretary of Industry and Trade have issued regulations, among others, to enforce public disclosure of companies’ pricing (fees and interest rates) to assure consumer awareness of such pricing.
Concealment and Laundering of Assets of a Criminal Origin
Law No. 25,246 (as amended by Laws No. 26,087, No. 26,119 and No. 26,268) incorporates money laundering as a crime under the Argentine Criminal Code. Additionally, with the goal of preventing and stopping money laundering, the Unidad de Información Financiera (“UIF”, Financial Information Unit) was created under the jurisdiction of the Argentine Ministry of Justice, Security and Human Rights.
Law No. 25,246 establishes, among other things, that:
i)
Any person who converts, transfers, administers, sells, encumbers or uses money or any other asset derived from any crime in which he was not involved, with the possible result of giving those original or secondary assets the appearance of having a legal origin and as long as their value is greater than Ps. 50,000, whether through a single act or through a series of related events, will be imprisoned for two to ten years and will be fined an amount that will be between two and ten times the amount of the transaction.

ii)
Any person that was not involved in a crime committed by another person but that (a) helps a person to elude or escape from an investigation by the relevant authority; (b) hides, alters or destroys any trail, evidence or object related to the crime or helps the perpetrator of the crime or any participant to hide them, alter them or make them disappear; (c) acquires, receives or hides money or objects arising from a crime; (d) does not report a crime or does not identify a perpetrator of or participant in a crime that is known to him when obligated to do so in order to promote the criminal prosecution of a crime of such nature; (e) secures or helps the perpetrator of or participant in a crime to secure the product or profit of a crime, will be imprisoned for six (6) months to three (3) years.

The minimum and maximum of the criminal scale will be doubled when (a) the foregoing acts were crimes particularly serious, meaning those crimes with a punishment that is greater than three (3) years of imprisonment; (b) the perpetrator committed the crime for profit; (c) the perpetrator regularly performs concealment activities. The criminal scale will only be increased once, even when more than one of the above mentioned acts occurs. In such a case the court may take into consideration the multiple acts when individualizing the punishment.

In addition, Law No. 26,087 establishes that: (a) within the framework of a review of reported suspicious activity, the persons that are obligated to provide information may not withhold information required by the UIF because such information is a banking, stock market or professional secret nor because it is legally or contractually confidential; (b) if after having completed its analysis of the reported activity, the UIF has found sufficient elements to suspect that the activity is a money laundering operation pursuant to the law, then the UIF shall notify the Public Ministry in order to determine if a criminal prosecution should begin; (c) those persons who have acted for their spouse, any relative that is related by blood up to the fourth degree or by marriage up to the second degree or a close friend or a person to whom they owe special gratitude, shall be exempted from criminal responsibility. Notwithstanding the foregoing, pursuant to the Argentine Criminal Code, the exemption shall not be effective in the following cases: (i) with respect to a person who secures or helps the perpetrator of or a participant in a crime to secure the product or profit of the crime (section 277, subsection 1 e); (ii) with respect to a perpetrator that committed the crime for profit (section 277, subsection 3 b); (iii) with respect to a perpetrator that regularly performs concealment activities (section 277, subsection 3 c); (iv) with respect to a person that converts, transfers, administers, sells, encumbers or uses money or any other asset derived from any crime in which he was not involved, with the possible result of giving those original or secondary assets the appearance of having a legal origin and as long as their value is greater than Ps. 50,000), whether through a single act or through a series of related events (section 278).
The law lists the parties that are obligated to report to the UIF; these parties include, among others: financial institutions, AFJPs, agents and stock companies, insurance companies, notary publics and those registered professionals whose activities are governed by the Consejo de Profesionales de Ciencias Económica (Economic Sciences Professional Council). Such reporting obligation generally consists of performing due diligence in order to get to know the client and in order to understand the corresponding transaction and, if applicable, in order to report any irregular or suspicious activity to the UIF, pursuant to the terms and conditions established by the regulation applicable to such obligated party.
Likewise, Law No. 26,119 modified the composition and the structure of the UIF, which is now comprised of a President and a Vice-president that are appointed by the executive branch based on a proposal made by the Ministry of Justice and an advisory council comprised of representatives of the Argentine Central Bank, the Argentine Revenue Service (“AFIP”), the CNV, the SEDRONAR (the Government’s secretary for the prevention of drug use and dealing), the Ministry of Justice, Security and Human Rights, the Ministry of Economy and the Ministry of Interior.
On June 13, 2007 Law No. 26,268 was enacted. Such law establishes the punishments and sanctions applicable to those individuals that are part of an unlawful association the purpose of which has, through the execution of crimes, the terrorizing of a population and the forcing of a government or an international organization to commit an act or refrain from committing an act, as long as the following characteristics are fulfilled: (a) to have a plan of action in order to spread hate regarding specific ethnic, religious or political groups; (b) to be organized as an international operational network; and (c) to have at disposal war weapons, explosives, chemical or bacterial agents or any other instruments that can put the life or safety of an uncertain number of people in danger.
In light of the above described framework, in 2000, the Bank formed a Board Committee, the “Committee for the Control and Prevention of Money Laundering,” the name of which was changed in 2005 to the “Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities,” which is in charge of establishing the general guidelines for the Bank’s strategy to control and prevent money laundering and the financing of terrorism. For more information, see Item 6. “Directors, Senior Management and Employees — Functions of the Board of Directors of Banco Galicia.” In addition, a unit specializing in this area was created, the Anti-Money Laundering Unit, which is responsible for the execution of the policies passed by the Committee and for the monitoring of control systems and procedures in order to ensure that they are adequate. Since 2005, this Unit has had a Departmental Manager that is accountable to the Board.

The “guide of unusual or suspicious transactions within the scope of the financial and foreign exchange system” (passed by Resolution No. 2/2002 of the UIF) establishes the obligation to report the following investment related transactions: (a) investments related to purchases of government or corporate securities given in custody to the financial institution if such securities’ value appears to be inappropriate due to the type of business of the client; (b) deposits or “back to back” loan transactions with branches, subsidiaries or affiliates of the bank in places known to be “tax havens” or countries or territories considered by the Financial Action Task Force as non-cooperative, (c) client requests for investment management services (whether in foreign currency, shares or trusts) where the source of the funds is not clear or is not consistent with its business; (d) significant and unusual movements in custodial accounts; (e) frequent use by infrequent clients of special investment accounts whose owner is the financial entity; (f) regular securities transactions, through purchases and sales on the same day and for identical volumes and nominal values, taking advantage of quotation differences, when such transactions are not consistent with the client’s profile and regular activity.
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
Item 5A. Operating Results
The following discussion and analysis is intended to help you understand and assess the significant changes and trends in our historical results of operations and the factors affecting our resources. You should read this section in conjunction with our audited consolidated financial statements and their related notes included elsewhere in this annual report.
Overview
In the last three years, in order to increase our recurrent earnings generation capacity, we have undertaken to:
•	Consistently expand the volume of our business with the private sector;

•
Progressively strengthen our balance sheet by: (i) advancing in the process of receiving compensation for the Bank from the Government for the negative effects of the asymmetric pesification, and (ii) consistently reducing the Bank’s high exposure to the public sector, mainly a legacy of the 2001-2002 crisis, as well as those liabilities incurred by the Bank as a consequence of such crisis, and

•	Capitalize the Bank.
This strategy responds to the consequences of the 2001-2002 crisis on us, which left the Bank with a very low exposure to the private sector and an unusually high and low yielding exposure to the public sector due, among others, to the applicable Argentine Central Bank rules on valuation of public-sector assets and to the high cost of the liabilities supporting such assets, mainly CER adjusted debt with the Argentine Central Bank and our restructured foreign debt. Therefore, we have undertaken to significantly increase the relative size of our business with the private sector within our total balance sheet, reducing public-sector asset concentration and thus freeing resources tied to low yielding public-sector exposures, both of which strengthened our balance sheet while such strengthening allowed our business with the private sector to continue to grow and contribute more meaningfully to our bottom line. In addition we undertook to increase the Bank’s capital, in order for it to be able to support the current and projected growth of its business.
Our strategy for reducing the Bank’s liabilities incurred as consequence of the 2001-2002 crisis has been to use the Bank’s public-sector exposure to repay them, both through the proceeds of sales of these assets or swaps, while always taking advantage of market conditions to dispose of public-sector assets in order to minimize the impact of such strategy on our shareholders’ equity.
Mainly in 2006 and in the first months of 2007, we made significant payments in advance on the financial assistance from the Argentine Central Bank received as a consequence of the crisis, to a large extent using the proceeds of the sale of public-sector assets granted as collateral for such financial assistance. This debt, which originally matured in 2011, was settled in advance on March 2, 2007. As of December 31, 2005, this debt amounted to Ps. 5,314.9 million and as of December 31, 2006, it amounted to Ps. 2,688.7 million.

We received the Boden 2012 Bonds corresponding to the Compensatory Bond in late 2005 and, on December 1, 2006, we acquired 90.8% of the Hedge Bond (Boden 2012 Bonds for US$ 1,155.0 million of face value) with the proceeds of the execution of the same proportion of the advance from the Argentine Central Bank for the acquisition of such bond. This liability was simultaneously settled with public-sector assets granted as collateral for such liability and cash. Moreover, after the close of the first quarter of 2007, we acquired the Boden 2012 Bonds corresponding to the remaining 9.2% of the Hedge Bond (US$ 116.8 million of face value) through a swap for Secured Loans (Ps. 115.9 million of face value).
Substantially as a result of all the above, but also as a result of sales of Bogar Bonds and Secured Loans and of the use of the proceeds of sales of Boden 2012 Bonds for the repurchase of restructured foreign debt, we reduced our exposure to the public sector from Ps. 16,414.5 million to Ps. 6,120.8 million between December 31, 2005 and December 31, 2007, representing a reduction of Ps. 10,293.7 million or 62.7% of the former amount.
Although the acquisition of the Hedge Bond implied significant losses due to the valuation of public-sector assets (recorded at the end of fiscal year 2006 and in the first quarter of 2007) it also meant (i) completion of the process of compensating us for the effects of the asymmetric pesification measures of 2002, (ii) the finalization of repayment of the expensive liabilities with the Argentine Central Bank incurred as a consequence of the 2001-2002 crisis, having reduced such debt in the amount of Ps. 8,611.9 million between December 31, 2005 and December 31, 2007, and (iii) the increase of our ability to generate new business, as we are able to gradually apply to our business a very significant amount of resources previously tied in public-sector assets, which were released from their status as collateral for debt with the Argentine Central Bank, in addition to the full availability of the Boden 2012 Bonds corresponding to the Hedge Bond. In addition, repayment of the expensive liabilities with the Argentine Central Bank and of part of our restructured foreign debt contributed to the increase in our financial margin, especially in 2007.
Within the framework of a growing economy, we have expanded our operations significantly since mid 2002 and in the last three years we were able to continuously increase our customer base and our fee based and financial intermediation activities with the private sector, strengthening our position as a leading domestic private-sector financial institution. In addition, also contributing to our operating profitability, our asset quality recorded a significant improvement after the 2001-2002 crisis. Our total deposits began to increase in the second half of 2002, increasing 135.8% between December 31, 2003 and December 31, 2007, with the increase being attributable to the raising of private-sector deposits by the Bank’s Argentine operation. Loan origination began to increase gradually in 2003, and the Bank’s unconsolidated loans in Argentina to the private sector increased threefold between December 31, 2003 and December 31, 2007, while the regional credit card companies increased their loan portfolio by 271.0% during the same period.
The significant increase in our overall level of activity in the last five years, which led to the above mentioned major increase in the volume of our fee based business and financial intermediation with the private sector, has had a positive impact on our net financial income and on our net income from services. However, despite this growth, given that our net financial income began to recover from the very low levels in historical terms reached after the 2001-2002 crisis, both in absolute values and relative to total assets, it is still low relative to our net income from services. This condition calls for the continuation of our efforts to reduce the non-interest yielding assets generated as a consequence of the 2001-2002 crisis and the Dollar-denominated intermediation between high cost restructured foreign debt and Libor-yielding Boden 2012 Bonds, while pursuing our strategy of growing the size of our financial intermediation business with the private sector.
In turn, after fiscal year 2002, the decreasing risk profile of the loan portfolio reduced the need to establish loan loss reserves and the improvement in the quality of the loan portfolio allowed for the reversal of provisions and strong loan recoveries, which reduced the impact of net credit losses on our bottom line. Along with the normalization of operating conditions and the credit environment relative to the post-crisis situation, this effect decreased progressively. In fiscal year 2006, loan loss provisions increased to a large extent due to the increase in the loan portfolio. In fiscal year 2007, loan loss provisions were related to the seasoning of individuals’ loan portfolios, an expected development in the context of the above mentioned normalization and high growth rates of the loan portfolio.

The strong expansion of our business volume has entailed a geographical expansion and such expansion and the increased number of transactions has demanded greater staff and a greater use of resources in general, as well as considerable expenses for advertising and publicity, a strategic item given the high competitiveness of the market. In addition, the administrative expenses for fiscal years 2006 and 2007 reflect an inflationary context and the adjustment of salaries that has taken place.
In summary, in the last years, our results of operations were strongly influenced by the negative effect on our net financial income of certain consequences of the 2001-2002 crisis, including the valuation of our exposure to the public sector in accordance with Argentine Central Bank regulations, among others. However, our operating profitability was positively impacted by the strengthening of our balance sheet, including the progressive reduction of public-sector assets and liabilities and the sustained absolute and relative growth of our business with the private sector, both the financial intermediation and fee based businesses, in a low credit risk environment.
Excluding non-recurring gains, our miscellaneous net income increased due to the reversal of loan loss provisions and loan recoveries. However, we have experienced significant losses from the amortization of amparo claims, except in fiscal year 2006 when such amortization was deferred.
The Argentine Economy, Financial System and Insurance Industry in the Three Years Ended December 31, 2007
In the second half of 2002, the Argentine economy began to grow. Since then, the Argentine economy has registered an impressive performance, expanding at high rates without interruption, with its GDP growing more than 50.0% between 2002 and 2007, inclusively, based on increasing domestic and external aggregate demand. During this period, the economy demonstrated improving and sound fundamentals, with high fiscal and current account surpluses, increasing international reserves, growing exports, low interest rates and low inflation, being some of the principal. This performance was achieved in a favorable international context, which included strong commodity prices, low international interest rates and decreasing risk aversion of international capital markets with regard to emerging markets, during most of the period. On the domestic front, an undervalued currency, low levels of capacity utilization and high unemployment after the 2001-2002 crisis, and low domestic interest rates led to the combination of high GDP growth rates and low inflation for several years.
During 2007, within an international context characterized by high commodities’ prices and higher volatility and uncertainty in the financial markets stemming from the crisis in the U.S. subprime mortgage market, the Argentine economy continued to be dynamic. The Argentine GDP grew 8.7%, compared to an 8.5% in 2006 and a 9.1% in 2005. Fiscal year 2007 was the fifth consecutive year of growth at rates close to 9%.
As well as in previous years one of the main drivers of economic activity was domestic demand, especially private-sector consumption, which grew 9% in 2007 and accelerated the growth pace evidenced in 2006 (+7.7%). In turn, gross fixed investment increased 14.4% in 2007 and 18.7% in 2006. Exports of goods and services recorded an 8.9% increase during 2007, slightly exceeding the 7.4% growth of the prior year, but below the 13.5% increase registered in 2005. Imports, in turn, recorded a growth of 20.7%, compared to a 15.2% from a year before. With regard to aggregate supply, the services sector was considerably dynamic, with a growth rate of 8.7% in 2007, while the goods sector grew 7.9% during the same period, slowing down as compared with the two previous years. Within the goods sector, the agricultural sector stood out due to a record-breaking crop, growing 10.2% in 2007. The construction sector recorded a 9.9% increase, with a significant deceleration from prior years, while the industrial sector, registered an average growth rate of 7.7% during 2007.
The strong performance of the economy had a positive impact on the labor market, which has been improving significantly in the past few years. The unemployment rate for the fourth quarter of 2007 decreased to 7.5% of the economically active population from the 8.7% level registered during the same quarter of 2006.
During the first half of the year, the Argentine Central Bank implemented a foreign-exchange market intervention policy aimed at strengthening the country’s international reserves and avoiding a decrease of the nominal exchange rate. As in prior years, this implied significant monetary expansion and increasing sterilization efforts, mainly through the tender of Argentine Central Bank bills and notes (Lebac and Nobac) and repo transactions. During the second half of 2007, the new international scenario brought about a reversal of financial capital flows, which, in turn, led the Argentine Central Bank to significantly reduce its purchases of foreign currency, becoming a net seller in some rounds, while injecting some liquidity into the market through the settlement of Lebac and repo transactions. Despite the more restrictive monetary policy of the second half of 2007, the average monetary base for December 2007 was 25.4% higher than in December 2006.

As regards inflation, the CPI increase reported by INDEC for 2007 was 8.5%, lower than the 9.8% and 12.3% registered in 2006 and 2005, respectively. However, the WPI recorded an increase of 14.6%, from 7.1% in 2006 and 10.7% in 2005, and other price indices such as those reflecting construction prices and producers’ prices have demonstrated upward trends, with increases greater than the CPI, especially in 2007. The variations experienced by the indices other than the CPI denote that inflation has increased in Argentina in 2006 and 2007 and have generated a debate about the accuracy of CPI measurement by INDEC. The reference exchange rate of the Argentine Central Bank was Ps. 3.1510, Ps. 3.0695 and Ps. 3.0315 per US Dollar as of the end of 2007, 2006 and 2005, respectively.
The strong performance of the Argentine economy was supported by fiscal and current account surpluses, although in both cases, a decrease was recorded in 2007 in comparison with the previous years.
Tax revenues increased by 32.3% in 2007, exceeding the high rates of expansion of the previous years, due to strong growth within a context of rising prices. In addition, there was a significant contribution of social security revenues, foreign trade taxes and the tax on debits and credits on bank accounts. The Government’s primary spending increased 41.4% during 2007 and 26.7% in 2006, exceeding the increases in total fiscal revenues of 36.9% in 2007 and 25.4% in 2006. In 2007, the Government achieved a primary surplus of 3.2% of GDP and an overall fiscal surplus (after interest payments) of 1.1% of GDP. However, if extraordinary income from the transfer of savings from the private pension funds (AFJPs) to the state pension system was excluded, the primary surplus for 2007 would have amounted to 2.3% of GDP, representing a decrease of over 1% of GDP as compared to 2006. The current account of the balance of payments continued to record a surplus, as a result of the still high trade surplus. However, in terms of GDP, the current account surplus decreased to an estimated 2.8% in 2007 from 3.8% in 2006. The trade surplus amounted to US$ 11.2 billion during the year, in comparison with the US$ 12.3 billion recorded in the previous year, thus resuming the path of gradual reduction observed since 2003.
With regard to the capital account, net capital inflows amounted to US$ 1.8 billion in 2007. The significant capital inflows recorded during the first semester were partially offset by the outflows recorded from the third quarter on, due to the higher level of uncertainty prevailing in the international financial markets. As of December 31, 2007, the Argentine Central Bank’s international reserves amounted to US$ 46,176 million, compared to US$ 32,037 million as of December 31, 2006.
The Argentine Financial System
Maintaining the trend observed in 2005 and 2006, financial intermediation continued to increase at high rates in 2007, especially financial intermediation with the private sector. The crisis related to the subprime mortgage market in the U.S. had a temporary impact on the level of deposits from the private sector -which virtually did not record growth during the third quarter of 2007 and which started to grow strongly during the fourth quarter-, while loans to said sector did not change their upward trend during said periods.
At the end of 2007, total deposits in the financial system exceeded those of the previous year-end by 20.4%, reaching Ps. 203,820 million, representing 25.1% of GDP for 2007. Deposits of the non-financial private sector increased 25.2% in 2007, reaching Ps. 152,107 million. Public-sector deposits amounted to Ps. 48,580 million (an increase of 7.2%), while deposits from the financial sector and residents abroad totaled Ps. 3,133 million (an increase of 22.5%). With respect to private-sector deposits, transactional deposits (current accounts and savings accounts) increased 30.9% reaching Ps. 76,831 million and time deposits recorded a 20.1% increase, amounting to Ps. 67,316 million at the end of fiscal year 2007.

The financial system’s total loans to the private sector increased by 43.0% from the level at the end of 2006, reaching Ps. 107,349 million. While these loans continued to account for a low percentage of the GDP in comparison with similar economies or previous periods’ ratios in Argentina, the ratio between loans to the private sector and the GDP was 13.2% at fiscal year end 2007, exceeding by 1.8% the ratio recorded at the end of 2006, but still far from the 23.3% level reached in 1999. As in 2006, the types of loans with the highest expansion rates during 2007 were loans to consumers, consisting of credit-card loans and personal loans, which amounted to Ps. 11,837 million and Ps. 21,322 million, respectively, at the end of 2007. Consumer loans rose by 59.1% during 2007, thus reaching Ps. 33,159 million, with the 63.2% growth rate of personal loans being particularly remarkable. Commercial loans, mainly short-term, i.e. advances on current accounts and promissory notes, increased to Ps. 12,213 million and Ps. 24,150 million, respectively. The aggregate increase amounted to 35.9%, with both components growing at a similar rate. Credits collateralized with real goods had a satisfactory performance, especially pledge loans, which rose by 57.8%, attaining a year-end balance of Ps. 6,033 million, while mortgage loans increased by 42.5%, reaching Ps. 14,611 million.
Interest rates reflected an increasing trend during the second half of the year. The cut off rates of the primary market of Peso-denominated Lebac dropped from 11.18% as of December 31, 2006, to 10.31% as of July 24, 2007, when the last auction of said securities was carried out, as the Argentine Central Bank did not accept for validation the highest interest rate levels required by the market within the new context. For 30-day Lebac, at the end of December 2007, the rate was 10.61%, which represented a 271 basis points increase as compared to the rates of placements carried out at the beginning of the year, which amounted to 7.90%. The rate paid by the Argentine Central Bank in seven-day repo transactions with financial institutions increased to 8.25% as of the end of 2007, from 6.25% as of the end of 2006, while the corresponding rates for reverse repo transactions increased from 8.25% to 10.25% during the same period. The upward trend in reference rates had an impact on the yields of other financial instruments. For example, the rate of Peso-denominated 30-day time deposits, which averaged 8.1% during the year, increased from an average of 7.1% in December 2006 to an average of 10.2% for the same month of 2007.
The Argentine Insurance Industry
2007 was the fifth consecutive year of growth for the Argentine insurance industry. Measured in current values, total insurance production was Ps. 21,160 million in 2007, 22.5% higher than in 2006. This growth was mainly driven by life insurance (36.2%) and P&C insurance (20.4%). Annuities grew 9.7%.
Inflation
The following table shows the rate of inflation, as measured by the variations in the WPI and the CPI, and the evolution of the CER index used to adjust the principal of certain of our assets and liabilities, for the periods indicated.

	For the 12-month period ended December 31,
(in percentages)	2007	2006	2005
Price Indices (1)
WPI	14.56	7.14	10.67
CPI	8.47	9.84	12.33
Adjustment Indices
CER	8.50	10.08	11.75

(1)	Source: INDEC.
In the first five months of 2008, the WPI increased 5.22% and the CPI increased 3.98%. Over the same period, the CER increased 4.36%.

Currency Composition of Our Balance Sheet
The following table sets forth our assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER, at the dates indicated.

	As of December 31,
	2007	2006	2005
	(In millions of Pesos)
Assets
In Pesos, unadjusted	14,177.0	12,510.4	8,159.3
In Pesos, adjusted by the CER	2,350.7	4,271.5	10,671.5
In foreign currency (1)	6,301.0	6,833.5	6,807.4

Total Assets	22,828.7	23,615.4	25,638.2

Liabilities and Shareholders’ Equity
In Pesos, Unadjusted, Including Shareholders’ Equity	15,597.3	13,096.4	7,532.0
In Pesos, Adjusted by the CER	277.3	3,826.2	9,909.4
In Foreign Currency (1)	6,954.1	6,692.8	6,196.8

Total Liabilities and Shareholders’ Equity	22,828.7	23,615.4	23,638.2

(1)	If adjusted to reflect forward sales and purchases of foreign exchange made by the Bank and recorded off-balance sheet, assets amounted to Ps. 8,041.3 million and liabilities Ps. 7,833.9 million.
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
Results of Operations for the Fiscal Years Ended December 31, 2007, December 31, 2006 and December 31, 2005
We discuss below our results of operations for the fiscal year ended December 31, 2007, as compared with our results of operations for the fiscal year ended December 31, 2006 and our results of operations for the fiscal year ended December 31, 2006 as compared with our results of operations for the fiscal year ended December 31, 2005.
Net Income/Loss

	Fiscal Year Ended			Change
	December 31,			December 31,
	2007	2006	2005	2007/2006	2006/2005
	(in millions of Pesos, except percentages)
Consolidated Income Statement
Financial Income	1,997.9	2,229.8	2,398.6	(231.9)	(168.8)
Financial Expenses	1,246.7	1,851.6	1,845.9	(604.9)	5.7
Net financial Income	751.2	378.2	552.7	373.0	(174.5)
Provision for Losses on Loans and Other Receivables	255.5	110.9	76.7	144.6	34.2
Net income from Services	913.1	672.0	523.7	241.1	148.3
Administrative Expenses	1,286.3	974.6	781.0	311.7	193.6
Minority Interest	(32.1)	(19.0)	(34.6)	(13.1)	15.6
Income / (Loss) from Equity Investments	2.0	(14.4)	6.7	16.4	(21.1)
Miscellaneous Income / (Loss), Net	25.1	144.0	(64.3)	(118.9)	208.3
Income Tax	(71.5)	(94.2)	(19.3)	22.7	(74.9)

Net income / (Loss)	46.0	(18.9)	107.2	64.9	(126.1)

Return on Average Assets (1)	0.37	0.0004	0.59	0.3696	(0.59)
Return on Average Shareholders’ Equity	2.86	(1.15)	6.83	4.01	(7.98)

(1)	For the calculation of the return on average assets, profits or losses corresponding to minority interests are excluded from net income.
During fiscal year 2007, we recorded net income of Ps. 46.0 million compared to a net loss of Ps. 18.9 million in the prior fiscal year and Ps. 107.2 million net income in fiscal year 2005.
The net income per share was Ps. 0.037 during fiscal year 2007, compared to Ps. 0.015 net loss during fiscal year 2006. The return on average assets and the return on average shareholders’ equity were 0.37% and 2.86%, respectively, as compared to 0.0004% and (1.15%), respectively in 2006. During fiscal year 2005, net income per share was Ps. 0.086, the return on average assets was 0.59% and the return on average shareholders’ equity was 6.83%.

Fiscal Year 2007 Compared to Fiscal Year 2006
During fiscal year 2007, our net income amounted to Ps. 46.0 million, compared with a net loss of Ps. 18.9 million in the prior fiscal year. The increase was attributed mainly to:
•	a 32.7% reduction in financial expenses, from Ps. 1,851.6 million to Ps. 1,246.7 million,

•	a 35.9% increase in net income from services from Ps. 672.0 million to Ps. 913.1 million, and

•	income tax charges for Ps. 71.5 million, 24.1% less than the Ps. 94.2 million corresponding to the prior fiscal year.
These factors were partially offset by:
•	a 32.0% increase in administrative expenses, which increased from Ps. 974.6 million to Ps. 1,286.3 million,

•	a 10.4% reduction in financial income, from Ps. 2,229.8 million to Ps. 1,997.9 million,

•	a Ps. 144.6 million increase in loan loss provisions, from Ps. 110.9 million to Ps. 255.5 million, and

•	a Ps. 118.9 million decrease in net miscellaneous income, from Ps. 144.0 million to Ps. 25.1 million.
Fiscal Year 2006 Compared to Fiscal Year 2005
During fiscal year 2006, we recorded a net loss of Ps. 18.9 million compared with net income of Ps. 107.2 million in the prior fiscal year. The decrease was attributable, mainly, to:
•
a 31.6% reduction in net financial income, from Ps. 552.7 million to Ps. 378.2 million. Net financial income in 2006 included a Ps. 198.4 million loss from the valuation of public-sector assets in accordance with Argentine Central Bank rules;

•	a 24.8% increase in administrative expenses, from Ps. 781.0 million to Ps. 974.6 million;

•	a 44.6% increase in loan loss provisions, from Ps. 76.7 million to Ps. 110.9 million; and

•	a Ps. 74.9 million increase in income tax charges.

These factors were partially offset by:

•	a Ps. 208.3 million increase in net miscellaneous income, from Ps. (64.3) million to Ps. 144.0 million, and

•	a 28.3% increase in net income from services, to Ps. 672.0 million from Ps. 523.7 million.
Financial Income
Our financial income was composed of the following:

	Fiscal Year Ended
	December 31,
	2007	2006	2005
	(in millions of Pesos)
Income on Loans and Other Receivables Resulting from Financial Brokerage and Premiums Earned on Reverse Repos	1,413.2	1,149.1	899.8
Income from Government and Corporate Securities, Net	241.3	235.3	333.1
CER Adjustment	205.1	736.0	1,091.8
Other (1)	138.3	109.4	73.9

Total	1,997.9	2,229.8	2,398.6

(1)	Reflects income from financial leases, net, and differences in the quotation of gold and foreign currency as well as premiums on forward sales of foreign exchange.

The following table shows our yields on interest-earning assets and cost of funds:

	As of December 31,
	2007		2006		2005
	Average		Average		Average
	Balance	Rate	Balance	Rate	Balance	Rate
	(in millions of Pesos, except rates)
Interest-Earning Assets	18,225.9	10.00	21,752.6	8.84	21,844.2	10.60

Government Securities	4,278.8	3.42	4,675.8	6.68	5,747.7	11.78
Loans	10,528.9	14.17	10,851.0	12.21	9,746.9	14.00
Other (1)	3,418.2	5.41	6,225.8	4.57	6,349.6	4.30

Interest-Bearing Liabilities	14,858.8	7.21	18,894.0	8.79	19,437.8	9.24

Current Accounts	678.4	2.42	658.8	3.19	615.0	2.49
Saving Accounts	2,252.9	0.23	1,789.3	0.25	1,388.0	0.34
Time Deposits (2)	6,606.2	8.51	5,297.9	7.84	4,119.1	5.99
Argentine Central Bank (3)	261.5	26.31	6,083.1	12.65	8,341.6	14.11
Debt Securities	3,360.1	8.66	3,432.4	8.59	3,528.6	6.63
Other Interest-bearing Liabilities	1,699.7	7.50	1,632.5	9.48	1,445.5	8.16

Spread and Net Yield
Interest Spread, Nominal Basis (4)		2.79		0.05		1.36
Net Yield on Interest-earning Assets (5)		4.13		1.21		2.38
Financial Margin (6)		4.12		1.74		2.53

(1)	Includes amounts corresponding to the Compensatory Bond and the Hedge Bond.

(2)	Includes restructured deposits certificates and restructured deposits with amparo claims.

(3)	Includes the financial assistance from the Argentine Central Bank and the advance from the Argentine Central Bank for the subscription of the Hedge Bond.

(4)
Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. Interest rates include the CER adjustment.

(5)	Net interest earned divided by average interest-earning assets. Interest rates include the CER adjustment.

(6)	Represents net financial income, divided by average interest-earning assets.
Fiscal Year 2007 Compared to Fiscal Year 2006
Financial income for fiscal year 2007 amounted to Ps. 1,997.9 million, representing a 10.4% decrease from the Ps. 2,229.8 million recorded in fiscal year 2006. The decrease in financial income was the result of a lower volume of average interest-earnings assets, partially offset by an increase in their average yield.
The average yield on interest-earning assets was 10.0% in fiscal year 2007, with a 116 basis points increase, which can be explained by increases of 196 basis points and 84 basis points in the average lending interest rate and in the average rate on other interest-earning assets, respectively. A 326 basis points decrease in the average interest rate on government securities partially offset such effects.
Average interest-earning assets decreased 16.2% from Ps. 21,752.6 million to Ps. 18,225.9 million. This was a result of: i) a 3.0% decrease in the average balance of the total loan portfolio, ii) an 8.5% decrease in the average balance of the net position in government securities, since the same decreased from Ps. 4,675.8 million in the previous fiscal year to Ps. 4,278.8 million in 2007, and iii) a 45.1% decrease in the average balance of other interest-earning assets, dropping from Ps. 6,225.8 million to Ps. 3,418.2 million.
The average loan portfolio amounted to Ps. 10,528.9 million, 3.0% below the Ps. 10,851.0 million for fiscal year 2006. This reduction was due to a significant decrease in the average balance of loans to the public sector, which decrease was Ps. 2,684.4 million (61.4%), partially offset by an important increase in the average balance of loans to the private sector, which increase amounted to Ps. 2,362.3 million (36.4%). The decrease in the average portfolio of loans to the public sector was mainly due to the sales of Secured Loans carried out during fiscal year 2006 and during the first half of fiscal year 2007. It was also due to the use of these loans for the purchase of the remaining Hedge Bond.
As regards loans to the private sector, a very significant rise in volume of such loans was registered during 2007, with a 36.4% increase in the fiscal year’s average balance compared to the previous fiscal year. The estimated market share of the Bank (on an individual basis and excluding the regional credit card companies’ loan portfolios) in the Argentine financial system’s total loans to the private sector was 7.76% at the end of December 2007, whereas such market share was 7.22% as of December 31, 2006. The transfer of loan portfolios to financial trusts affects these figures.

The average yield on total loans, including the CER adjustment, was 14.17% in fiscal year 2007 compared to 12.21% in fiscal year 2006. In fiscal year 2007, the private-sector loan portfolio accrued a 14.37% average interest rate and the public-sector loan portfolio accrued a 13.13% average interest rate, including the CER adjustment.
The yield on loans to the public sector, mostly Secured Loans, rose to 13.13% in fiscal year 2007 from 11.36% in fiscal year 2006. This variation was mainly due to a lower loss from such loans’ valuation adjustment in accordance with Communiqué “A” 3911 and complementary rules, since during the previous fiscal year such adjustment amounted to Ps. 122.3 million while in fiscal year 2007 it amounted to Ps. 6.4 million. The fiscal year 2006 loss was a consequence of the fact that the discount rate established by the Argentine Central Bank to determine the present value of the public-sector portfolio was higher during 2006 than the average rate of the Secured Loans portfolio. It was also the consequence of the fact that such discount rate continued rising during the year. In fiscal year 2007, the discount rates used between January and June 2007 were lower than the rates in effect as of December 2006. This was partially offset by the increase experienced by the discount rate since July, caused by the market volatility that followed the subprime crisis in the U.S., which increase was, in part, validated by the new regulation passed by the Argentine Central Bank in this respect. In addition, it should be added that the CER variation was lower in 2007 than in 2006, which reduced the Secured Loans’ yield in 2007 as compared with 2006.
The average interest rate on Peso-denominated loans to the private sector increased by 156 basis points, to 16.21% in fiscal year 2007 from 14.65% in fiscal year 2006. This increase reflected the increase recorded in the Argentine market in general. The average rate on foreign currency loans to the private sector increased by 80 basis points, climbing from 5.63% in fiscal year 2006 to 6.43% in fiscal year 2007.
The average position in government securities was Ps. 4,278.8 million in fiscal year 2007, 8.5% lower than the Ps. 4,675.8 million of fiscal year 2006. This variation is composed of a Ps. 2,292.4 million decrease (from Ps. 3,501.5 million in 2006 to Ps. 1,209.1 million in 2007) in the average balance of the government securities position in Pesos and a Ps. 1,895.4 million increase (from Ps. 1,174.3 million to Ps. 3,069.7 million) in the average balance of the government securities position in US Dollars. The lower position in Pesos was mainly due to: i) the settlement, on December 1, 2006, of 90.8% of the advance for the acquisition of the Hedge Bond using Bogar Bonds allocated as collateral, and ii) the sales of Bogar Bonds carried out over fiscal year 2006 and the first quarter of fiscal year 2007. The higher position in US Dollars mainly reflects the delivery to us on December 1, 2006 and on April 24, 2007 of Boden 2012 Bonds corresponding to 90.8% and 9.2% of the Hedge Bond, respectively. These were recorded, until each of the above-mentioned dates, under the item “Other Receivables Resulting from Financial Brokerage,” since they represented a right, and once delivered to us, they were recorded under the item “Government Securities.” Also, the average balance of Boden 2012 Bonds for fiscal year 2007 decreased, mainly due to the year amortization and to market sales, which proceeds were used for the repurchase of restructured foreign debt.
The average yield on the government securities position declined by 326 basis points, to 3.42% in fiscal year 2007 from 6.68% in fiscal year 2006. This variation is comprised of decreases of 581 basis points and 89 basis points in the average interest rates on Peso and US Dollar-denominated government securities, respectively.
The decrease in the average rate on the government securities position in Pesos was partly due to the fact that, in fiscal year 2006, the average portfolio included a significant amount of Bogar Bonds, the principal of which is adjusted by the CER and which, as explained above, ceased to be part of the Bank’s portfolio, as a result of the settlement, in December 2006, of 90.8% of the advance for the acquisition of the Hedge Bond and of sales. In addition, the average rate on government securities in Pesos includes a Ps. 32.0 million loss resulting from the release of Bogar Bonds, which, as of December 31, 2006, were granted as collateral for the advance for the acquisition of the remaining Hedge Bond. In accordance with Communiqué “A” 3911 and complementary rules, Bogar Bonds used as collateral are recorded at their technical value while those that are not used as such have to be recorded at their present value calculated using the discount rate established by the Argentine Central Bank. In addition, the low nominal rate in fiscal year 2007 is attributable to the fact that the Discount Bonds in Pesos and GDP-Linked Negotiable Securities are recorded in this item, the accounting of which is governed by Communiqué “A” 4270 of the Argentine Central Bank. See “Consolidated Assets and Liabilities—Assets—Government Securities—Net Position.”

The decrease in the average rate on the government securities position in US Dollars in fiscal year 2007 was due mainly to the Ps. 27.5 million loss from the Bank’s sale of Boden 2012 Bonds for US$ 178.8 million in February 2007, in market transactions carried out during such month, which proceeds were used by the Bank for the repurchase of part of its restructured foreign debt instrumented as loans due in 2010 and 2014.
The “Other Interest-Earning Assets” item was mainly comprised of the Compensatory and Hedge Bonds to be received as compensation for the “asymmetric pesification,” and recorded under “Other Receivables Resulting from Financial Brokerage.” As explained above, delivery to us on December 1, 2006, of the Boden 2012 Bonds corresponding to 90.8% of the Hedge Bond implied the availability of those Boden 2012 Bonds, which were therefore recorded under the item “Government Securities.” As this occurred by the end of 2006, it did not have a major impact in the “Other Interest-Earning Assets” average for fiscal year 2006, but it did, in fiscal year 2007. Also, on April 24, 2007, the Bank subscribed for the remaining Hedge Bond and, as from that moment, the corresponding Boden 2012 Bonds were also recorded, in the “Government Securities” item. These facts mainly explain the Ps. 2,807.6 million decrease in the average balance of the item “Other Interest-Earning Assets” compared to the Ps. 6,225.8 million recorded in 2006.
The average rate of the item “Other Interest-Earning Assets” experienced an 84 basis points increase in fiscal year 2007, mainly as a result of the variation of the relative weight of the transactions in Pesos and in foreign currency, since -although for the transactions in Pesos the average rate decreased by 53 basis points and for the transactions in US Dollars it decreased by 70 basis points — transactions in Pesos, which have a higher nominal rate, significantly increased their relative weight during fiscal year 2007, mainly as a result of what is explained in the previous paragraph, rising to 69.6% of the total in fiscal year 2007 from 28.6% in the previous fiscal year. Another factor that contributed to the rate increase, among others, was the increase of the balance of interest-earning deposits at the Argentine Central Bank, corresponding to the minimum cash requirements, and the increase of leasing transactions, recorded in this item, in Pesos. The average yield on other Peso-denominated assets was mainly reduced by the lower variation of the CER during fiscal year 2007 as compared with 2006 (as discussed in previous paragraphs), which influenced the yield of the securities issued by the Galtrust I Financial Trust, the principal of which is adjusted by such coefficient and which are also recorded under this item.
Financial income for fiscal year 2007 includes a Ps. 88.0 million profit from foreign-exchange quotation differences, which includes a Ps. 91.9 million profit from foreign-exchange brokerage.
The following table shows our market shares:

	Fiscal Year Ended
	December 31,
(in percentages)	2007	2006	2005
Total Deposits	6.32	6.18	5.93
Private-Sector Deposits
Total	8.23	8.43	7.96
Deposits in Current and Savings Accounts and Non-Restructured Time Deposits	8.55	8.78	8.32

Total Loans	7.41	8.13	9.79
Private-Sector Loans	7.75	7.22	7.31
Banco de Galicia y Buenos Aires S.A., only, within the Argentine financial system. Based on daily information on deposits and loans prepared by the Argentine Central Bank using-end of month balances.
Fiscal Year 2006 Compared to Fiscal Year 2005
Financial income amounted to Ps. 2,229.8 million, showing a 7.0% decrease from the Ps. 2,398.6 million recorded in fiscal year 2005. The decrease in financial income was the result, mainly, of a lower average yield on interest-earning assets, since the total average volume remained at levels similar to those of the previous fiscal year.

The average yield on interest-earning assets was 8.84% in fiscal year 2006, with a 176 basis points decrease, which can be explained by: i) a 510 basis points decrease in the average interest rate on government securities and ii) a 179 basis points decrease in the average interest rate on loans. The 27 basis points increase in the average rate on other interest-earning assets for fiscal year 2006 slightly offset those effects. As regards average interest-earning assets, they decreased slightly (0.4%) to Ps. 21,752.6 million in fiscal year 2006 from Ps. 21,844.2 million in fiscal year 2005. This decrease was due to: i) an 18.6% decrease in the average net position in government securities, to Ps. 4,675.8 million in fiscal year 2006 from Ps. 5,747.7 million in the prior fiscal year, and ii) a 1.9% decrease in the average balance of other interest-earning assets, to Ps. 6,225.8 million from Ps. 6,349.6 million. The 11.3% increase in the average total loan portfolio in fiscal year 2006 partially offset these decreases.
The average total loan portfolio amounted to Ps. 10,851.0 million in fiscal year 2006, 11.3% higher than the Ps. 9,746.9 million for fiscal year 2005. This increase was due to a Ps. 1,574.4 million increase in average loans to the private sector, partially offset by a Ps. 470.3 million decrease in average loans to the public sector. The decrease in average loans to the public sector was mainly due to the sales of Secured Loans undertaken during 2006.
With respect to loans to the private sector, there was a significant increase in the volume of such loans granted during fiscal year 2006, which represented a 32.1% increase in the fiscal year’s average balance when compared to that of the prior fiscal year. This increase is net of the portfolio transferred to financial trusts during the fiscal year and of fiscal year 2006 write offs.
The average yield on total loans, including the CER adjustment, was 12.21% in fiscal year 2006 compared to 14.00% in fiscal year 2005. In fiscal year 2006, the private-sector loan portfolio accrued at a 12.79% average interest rate and the public-sector loan portfolio accrued at a 11.36% average interest rate.
The yield on loans to the public sector, mostly Secured Loans, was affected mainly by: i) the reduction in the CER adjustment, which decreased to 10.08% in 2006 from 11.75% in 2005, and ii) the adjustment to the valuation of such loans, pursuant to Communiqué “A” 3911 and complementary rules, which caused a Ps. 122.3 million loss in fiscal year 2006, explained above (see “—Fiscal Year 2007 Compared to Fiscal Year 2006”).
The average interest rate on Peso-denominated loans to the private sector decreased by 93 basis points, to 14.65% in fiscal year 2006 from 15.58% in fiscal year 2005, mainly due to the decrease in the average yield on CER-adjusted operations, as discussed in the previous paragraph, and also due to the fact that the average yield on these operations in fiscal year 2005 included certain non-recurring financial income related to the restructuring of certain loan portfolios. This effect was partially offset, mainly, by the increase in the average interest rate accrued on Peso-denominated loans. The average interest rate on foreign-currency denominated loans to the private sector increased by 163 basis points, to 5.63% in fiscal year 2006 from 4.00% in fiscal year 2005, in line with the increase in international interest rates since early 2005.
The average position in government securities was Ps. 4,675.8 million in fiscal year 2006, 18.6% lower than the Ps. 5,747.7 million in fiscal year 2005. This variation was composed of a Ps. 1,444.3 million decrease in fiscal year 2006 (to Ps. 3,501.5 million from Ps. 4,945.8 million) in the average balance of the government securities position in Pesos and a Ps. 372.4 million increase (to Ps. 1,174.3 million from Ps. 801.9 million) in the average balance of the government securities position in US Dollars. The lower position in Pesos was mainly due to the settlement, on December 1, 2006, of 90.8% of the advance for the acquisition of the Hedge Bond using Bogar Bonds allocated as collateral for a face value of Ps. 1,111.6 million, and sales of Bogar Bonds. The higher position in US Dollars mainly reflects the delivery to the Bank, on December 1, 2006, of the Boden 2012 Bonds corresponding to the 90.8% of the Hedge Bond.
The average yield on government securities declined by 510 basis points in fiscal year 2006, to 6.68% from 11.78% in fiscal year 2005. This variation was composed by a 615 basis points decrease in the average interest rate on government securities in Pesos and a 306 basis points increase in the average interest rate on government securities in US Dollars. The decrease in the average interest rate on government securities in Pesos was mainly due to: i) the lower yield on the Bogar Bonds portfolio, since these bonds were adjusted by the CER, and ii) to the adjustment to their valuation pursuant to Communiqué “A” 3911 and complementary rules, which caused a Ps. 76.1 million loss in fiscal year 2006; while, in the previous fiscal year, it had represented a Ps. 92.3 million profit. This profit was due to the release of Bogar Bonds delivered as collateral for the financial assistance of the Argentine Central Bank as a result of the payments made on such liability and their allocation as collateral for the advance for the acquisition of the Hedge Bond, which change, pursuant to Argentine Central Bank valuation rules, resulted in a net profit from valuation of public-sector assets of Ps. 92.3 million.

The Ps. 76.1 million loss in fiscal year 2006 from the adjustment to the valuation of the Bogar Bonds portfolio was a consequence of the Ps. 109.1 million loss related to the settlement of the advance for the acquisition of 90.8% of the Hedge Bond on December 1, 2006, which was partially offset in the first quarter of that year by the profit generated by the release of Bogar Bonds granted as collateral for the financial assistance of the Argentine Central Bank and its allocation as collateral for this advance.
The increase of the average interest rate on government securities in US Dollars in fiscal year 2006 was mainly due to the increase of the Libo rate, given that the Boden 2012 Bonds yield interest at such rate.
The “Other Interest-Earning Assets” item was mainly comprised of the Compensatory and Hedge Bonds to be received, as compensation for the asymmetric pesification, and recorded under “Other Receivables Resulting from Financial Brokerage”. Since the delivery of the Hedge Bond took place by the end of 2006, it did not have a significant impact on the average balance of the “Other Interest-Earning Assets” item for fiscal year 2006. The average yield on “Other Interest-Earning Assets” increased 27 basis points in fiscal year 2006, mainly due to: i) a 66 basis points increase in the average yield on the other assets denominated in US Dollars, mainly due to the increase, during fiscal year 2006, in the average Libo rate yielded by the Boden 2012 Bonds pending delivery and recorded under this item, and ii) a 144 basis points decrease in the average yield on other assets denominated in Pesos, mainly as a consequence of the lower variation of the CER during 2006 (as discussed in previous paragraphs), which influenced mainly the yield of the securities issued by the Galtrust I Financial Trust, the principal of which was adjusted by such coefficient and which is recorded under this item, among others.
Financial income for fiscal year 2006 included a Ps. 79.2 million profit due to the difference between the market price and the book value of 2019 Notes that were sold and a Ps. 33.8 million profit due to the increase in the market value of the 2014 Notes acquired with the proceeds of such sale. Financial income for fiscal year 2006 also included a Ps. 76.2 million profit from foreign-exchange quotation differences, which included a Ps. 60.5 million profit from foreign-exchange brokerage activities.
Financial Expenses
Our financial expenses were composed of the following:

	Fiscal Year Ended
	December 31,
	2007	2006	2005
	(in millions of Pesos)
Interest on Deposits	547.3	346.1	172.3
Negotiable Obligations	335.2	294.9	234.1
Contributions and Taxes	86.4	68.6	48.8
CER Adjustment	67.0	697.7	1,006.8
Other (1)	210.8	444.3	383.9

Total	1,246.7	1,851.6	1,845.9

(1)	Includes accrued interest on liabilities resulting from financial brokerage with banks and international entities and premiums payable on repos.
Fiscal Year 2007 Compared to Fiscal Year 2006
Financial Expenses for fiscal year 2007 amounted to Ps. 1,246.7 million, representing a 32.7% decrease from the Ps. 1,851.6 million for fiscal year 2006. It should be noted that the loss from the valuation of Secured Loans (Ps. 6.4 million and Ps. 122.3 million in fiscal years 2007 and 2006, respectively), pursuant to the provisions of Communiqué “A” 3911 and complementary rules, is recorded under “Other” in the table named “Financial Expenses,” whereas in the table named “Yield on Interest-Earning Assets and Cost of Funds,” it is recorded netting the average yield on loans to the public sector. Corrected for this effect, the financial expenses in fiscal year 2007 amounted to Ps. 1,240.3 million and those for fiscal year 2006 to Ps. 1,729.3 million, thus decreasing by Ps. 489.0 million (28.3%) in fiscal year 2007 as compared to the previous fiscal year. This decrease stemmed from a 158 basis points decrease in the average cost of funds and a 21.4% decrease in the average balance of interest-bearing liabilities.

Average interest-bearing liabilities amounted to Ps. 14,858.8 million in fiscal year 2007, compared to Ps. 18,894.0 million in fiscal year 2006. This significant decrease was mainly due to a 95.7% drop in liabilities with the Argentine Central Bank equal, on average, to Ps. 5,821.6 million, and to a Ps. 72.3 million decrease in the item “Debt Securities” in fiscal year 2007. These effects were partially offset by the Ps. 1,791.5 million increase in total interest-bearing deposits, which rose to Ps. 9,537.5 million in fiscal year 2007 from Ps. 7,746.0 million in fiscal year 2006.
The increase in the average balance of interest-bearing deposits was mainly the result of the strong increase in the Bank’s deposits in Argentina, in current accounts, savings accounts and time deposits. Taking into consideration the final balances of the Bank’s total deposits in Argentina, said increase totaled Ps. 2,398.3 million for fiscal year 2007, equivalent to a 22.6% increase from the prior fiscal year-end total. Of the total average interest-bearing deposits, Ps. 1,653.7 million were US Dollar-denominated and Ps. 7,883.8 million were Peso-denominated, compared to Ps. 1,369.9 million and Ps. 6,376.1 million, respectively, in fiscal year 2006.
Considering only private-sector deposits in current and savings accounts and time deposits (excluding restructured deposits), raised only by the Bank in Argentina, the estimated deposit market share of the Bank in the Argentine financial system decreased from 8.78% as of December 31, 2006, to 8.55% as of December 31, 2007. This decrease is attributable, basically, to a lower market share of institutional deposits, due to the high liquidity condition of the Bank.
The average rate on interest-bearing deposits was 6.12% in fiscal year 2007, 43 basis points greater than the 5.69% average rate for the prior fiscal year. Peso-denominated deposits (including those adjusted by CER) accrued a 7.21% average interest rate, compared to a 6.76% average interest rate in fiscal year 2006. This increase was a result, mainly, of the increase in Peso borrowing interest rates experienced by the Argentine market as a whole during 2007. Likewise, the cost of US Dollar-denominated deposits was 0.93%, 23 basis points greater than the 0.70% average cost for fiscal year 2006. The interest rate increase is in line with the one experienced by the local market as a whole.
The average balance of the “Argentine Central Bank” item in fiscal year 2007 was Ps. 5,821.6 million lower than the Ps. 6,083.1 million for fiscal year 2006, and the average cost for fiscal year 2007 was 26.31%, compared to 12.65% for the previous fiscal year. In this item we show the average balance of the financial assistance from the Argentine Central Bank and the average balance of the advance for the acquisition of the Hedge Bond. During the first quarter of fiscal year 2007, the Bank fully settled in advance the debt owed for financial assistance, which as of December 31, 2006 amounted to Ps. 2,688.7 million, and during April 2007, the Bank subscribed for the remaining 9.2% of the Hedge Bond, through a swap for Secured Loans. The 1,366 basis points increase in the average cost mentioned above was due to the recognition of a Ps. 32.8 million loss in connection with the above-mentioned swap, since such alternative, instead of the advance requested to the Argentine Central Bank to finance the acquisition of the remaining Hedge Bond, resulted in a Ps. 32.8 million increase in the acquisition cost of such Bond.
The average balance of debt securities was Ps. 3,360.1 million in fiscal year 2007, Ps. 72.3 million lower than the Ps. 3,432.4 million for the prior fiscal year. This decrease is basically related to a net reduction (including interest capitalized on the Subordinated Notes) of US$342.6 million in the year-end balance of the Bank’s restructured foreign debt instrumented as negotiable obligations, resulting from amortizations, prepayments and cancellations in advance. This reduction was partially offset by the issuance by Tarjetas Cuyanas S.A. of negotiable obligations for Ps. 200 million during the second quarter of 2007, and by the granting to Grupo Financiero Galicia of a US$80 million loan by Merrill Lynch International.
The average cost of debt securities in fiscal year 2007 was 8.66%, while in the previous fiscal year it had been 8.59%. The average interest rate for fiscal year 2007 was basically affected by the Ps. 27.0 million profit resulting from the subscription for part of the Bank’s capital increase in negotiable obligations that were received at a lower value than book value. Excluding this effect, the average cost would amount to 9.46%, basically resulting from the 1 percentage point increase in the interest on the 2014 Notes which, as from January 1, 2007, rose from 5% per annum to 6% per annum, in accordance with its existing contractual terms.

The average balance for fiscal year 2007 of the “Other Interest-Bearing Liabilities” caption was Ps. 1,699.7 million, with an average rate of 7.50% while, for fiscal year 2006, the average balance amounted to Ps. 1,632.5 million and the average rate was 9.48%. This item records, mainly, US Dollar-denominated debt with banks and international credit agencies, and US Dollar-denominated obligations in connection with repo transactions of government securities. The reduction of the debt due in 2010 and 2014 was offset by the increase in repos. The average rate in fiscal year 2007 was influenced, mainly, by the US$6.9 million profit resulting from the repurchase carried out in February, at market prices, of part of the Bank’s restructured foreign debt instrumented as loans. Excluding this profit, the average interest rate on Other Interest-bearing Liabilities, would amount to 8.77% and the decrease compared to fiscal year 2006 is mainly due to the above-mentioned change in the composition of the item.
Fiscal Year 2006 Compared to Fiscal Year 2005
Financial expenses for 2006 amounted to Ps. 1,851.6 million, basically unchanged from the Ps. 1,845.9 million recorded in 2005. It should be noted that the loss from the valuation of Secured Loans (Ps. 122.3 million in fiscal year 2006), pursuant to Argentine Central Bank Communiqué “A” 3911 and complementary rules, is recorded under “Other” in the table above, whereas in the table named “Yield on Interest-Earning Assets and Cost of Funds,” it is recorded netting the average yield on loans to the public sector. Adjusted for this effect, financial expenses in fiscal year 2006 amounted to Ps. 1,729.3 million, Ps. 116.6 million (6.3%) lower than those of the previous fiscal year. This decrease stemmed from a 45 basis points decrease in the average cost of funds and a 2.8% decrease in the average balance of interest-bearing liabilities.
Average interest-bearing liabilities amounted to Ps. 18,894.0 million in fiscal year 2006, compared to Ps. 19,437.8 million in fiscal year 2005. This decline was attributable, mainly, to a 27.1% decrease in liabilities with the Argentine Central Bank that amounted, on average, to Ps. 2,258.5 million in fiscal year 2006, which decrease was partially offset by a Ps. 1,623.9 million increase in the average balance of interest-bearing deposits, which increased to Ps. 7,746.0 million in fiscal year 2006 from Ps. 6,122.1 million in the previous fiscal year.
The increase in the average balance of interest-bearing deposits was mainly the result of the strong increase in the Bank’s deposits in Argentina, in current accounts, savings accounts and time deposits. Considering the final balances of the Bank’s total deposits in Argentina, this increase totaled Ps. 2,487.8 million in fiscal year 2006, equivalent to a 30.7% increase from the fiscal year-end 2005 total. Of the total average interest-bearing deposits for fiscal year 2006, Ps. 1,369.9 million were Dollar-denominated and Ps. 6,376.1 million were Peso-denominated, compared with Ps. 1,210.1 million and Ps. 4,912.0 million, respectively, in fiscal year 2005.
Considering only private-sector deposits in current and savings accounts and time deposits (excluding restructured deposits), raised only by the Bank in Argentina, the estimated deposit market share of the Bank in the Argentine financial system increased to 8.78% as of December 31, 2006, compared to 8.32% as of December 31, 2005.
The average rate on interest-bearing deposits was 5.69% in fiscal year 2006, 133 basis points higher than the 4.36% average rate recorded in the previous fiscal year. Peso-denominated deposits (including those adjusted by CER) accrued at a 6.76% average interest rate in fiscal year 2006, compared to 5.27% in fiscal year 2005. This increase was a result, mainly, of the increase in the Peso borrowing interest rates experienced by the market as a whole during 2006. Likewise, the cost of US Dollar-denominated deposits was 0.70% in fiscal year 2006, 5 basis points higher than the 0.65% average cost for fiscal year 2005. The interest rate increase recorded was in line with the one experienced by the market as a whole.
The average balance of the “Argentine Central Bank” item for fiscal year 2006 was Ps. 2,258.5 million lower than the Ps. 8,341.6 million of fiscal year 2005, and the average cost was 12.65%, 146 basis points lower than the 14.11% average cost for fiscal year 2005. This decrease reflects the decline in the average balances of the financial assistance from the Argentine Central Bank and the advance for the acquisition of the Hedge Bond, which reflect in turn the payments made during fiscal year 2006 on the financial assistance from the Argentine Central Bank, partially offset by the CER adjustment of principal, and the settlement of 90.8% of the advance for the acquisition of the Hedge Bond on December 1, 2006.
The average balance of debt securities was Ps. 3,432.4 million in fiscal year 2006, Ps. 96.2 million lower than the Ps. 3,528.6 million for fiscal year 2005. This decrease was related, mainly, to the payment of amortization installments on the 2007 Notes and 2010 Notes and negotiable obligations issued by Galicia Uruguay. The average cost was 8.59% in fiscal year 2006, while, for the prior fiscal year, it had been 6.63%. The increase was mainly due to the increase in the Libo rate and to the 1% step up in the interest rate on the 2014 Notes, which rose from 4% per annum to 5% per annum beginning on January 1, 2006, in accordance with contractual terms.

The average balance of the “Other Interest-Bearing Liabilities” item was Ps. 1,632.5 million in fiscal year 2006, with an average rate of 9.48% while, for fiscal year 2005, the average balance amounted to Ps. 1,445.5 million and the average rate was 8.16%. This item records, mainly, US Dollar-denominated debt with banks and international credit agencies, and US Dollar-denominated obligations in connection with repo transactions of government securities. These liabilities accrue a variable rate based on the Libo rate, which was higher in 2006 than in 2005. The increase in the balance can be attributed, mainly, to the increase in the balance of obligations in connection with repo transactions.
Net Financial Income
Net financial income for fiscal year 2007 amounted to Ps. 751.2 million, and the financial margin was 4.12%. In fiscal year 2006, the corresponding figures were Ps. 378.2 million and 1.74%, respectively, and in 2005, the corresponding figures were Ps. 552.7 million and 2.53%, respectively. These variations are influenced by the results from the valuation of public-sector assets in each year, which were losses of Ps. 38.2 million and Ps. 198.4 million in fiscal years 2007 and 2006, respectively, and represented a Ps. 92.3 million gain in fiscal year 2005.
Before the above-mentioned results from the valuation of public-sector assets, the improvement in the net financial income in fiscal year 2007, in spite of the increase in the cost of Peso-denominated deposits, is mainly attributable to: (i) the significant increase in income from our exposure to the private sector, mainly Peso-denominated, resulting both from a strong increase in the average balance of loans to such sector and in the average interest rate on such loans, and (ii) the significant decrease in the average cost of liabilities resulting from the change in their structure as a consequence of the full settlement of expensive debt owed to the Argentine Central Bank and the reduction of our restructured foreign debt. The latter reduction improves net financial income as the matched foreign currency portfolio generates a loss given that the Boden 2012 Bonds, our main foreign-currency denominated asset, yield a lower rate than our restructured foreign debt. The increase in the net financial income as defined in this paragraph in fiscal year 2006 was mainly due to the increase in the volume of financial intermediation with the private sector.
During fiscal year 2006, the net financial income was also affected by the negative effect of the postponement of the execution of the advance for the acquisition of the Hedge Bond, which only took place in December of said year. This postponement implied carrying an asset denominated in US Dollars (two past due principal installments of Boden 2012 Bonds corresponding to the Hedge Bond) and a CER-adjusted liability (two past due principal installments of the advance for the acquisition of the Hedge Bond). The past due amounts stopped accruing Libor and a 2% per annum interest rate, respectively.
In summary, the increase in our net financial income reflects our strategy of strengthening our balance sheet and growing our financial intermediation business with the private sector. In fact, the increase in the relative size of our exposure to the private sector, due both to the strong expansion in absolute terms of loans to this sector and to the reduction of our exposure to the public sector, together with the reduction of our liabilities incurred as a consequence of the 2001-2002 crisis, both in absolute terms and relative to our other liabilities, mainly deposits, is allowing our net financial income to increase, given that (i) the exposure to the public sector generates losses from the valuation of such assets in accordance with Argentine Central Bank rules, (ii) our debt with the Argentine Central Bank incurred as a consequence of the 2001-2002 crisis was expensive relative to the public-sector assets that it funded, and (iii) our restructured foreign-debt has a higher cost than the assets funded by such debt (Boden 2012 Bonds).
Provision for Losses on Loans and Other Receivables
Provisions for losses on loans and other receivables amounted to Ps. 255.5 million in fiscal year 2007, exceeding by Ps. 144.6 million the Ps. 110.9 million recorded in the prior fiscal year. A significant percentage of this increase was due to the seasoning of our loan portfolio, mainly the individuals’ portfolio.

Provisions for losses on loans and other receivables amounted to Ps. 110.9 million in fiscal year 2006, up 44.6% from the Ps. 76.7 million recorded in the prior fiscal year. The increase in loan loss provisions in fiscal year 2006 was attributable to the establishment of reserves on the normal portfolio required by applicable regulations, due to the growth of the loan portfolio and to the deterioration of certain particular commercial customers’ credit quality.
For more information on asset quality, see Item 4. “Information on the Company—Selected Statistical Information—Amounts Past Due and Non-Accrual Loans” and “—Selected Statistical Information—Loan Loss Experience”.
Net Income from Services
Our net income from services consisted of:

	Fiscal Year Ended			% Change
	December 31,			December 31,
	2007	2006	2005	2007/2006	2006/2005
	(in millions of Pesos)			(in percentages)

Income From
Credit Cards	669.5	473.6	360.3	41.4	31.4
Deposits Accounts	160.5	125.7	102.7	27.7	22.4
Financial Fees	28.8	19.4	13.4	48.5	44.8
Credit-related Fees	79.1	53.4	23.5	48.1	127.2
Check Collection	27.3	18.3	12.4	49.2	47.6
Collection Services (Taxes and Utility Bills)	14.1	11.2	9.5	25.9	17.9
International Trade	39.5	31.9	24.5	23.8	30.2
Insurance	60.8	45.0	33.4	35.1	34.7
Other (1)	91.1	74.6	66.0	22.1	13.0

Total Income	1,170.7	853.1	645.7	37.2	32.1

Total Expenses	257.6	181.1	122.0	42.2	48.4

Net Income from Services	913.1	672.0	523.7	35.9	28.3

(1)	Includes, among others, fees from investment banking activities, asset management, safe deposit boxes and cash management.
Fiscal Year 2007 Compared to Fiscal Year 2006
Net income from services amounted to Ps. 913.1 million in fiscal year 2007, up 35.9% from the Ps. 672.0 million recorded in fiscal year 2006. All categories of fee income grew, mainly as a consequence of a significant increase in the volume of transactions together with an increase in the price for certain services.
The Bank’s income from credit and debit card operations, on an individual basis, was Ps. 253.2 million in fiscal year 2007, representing a 48.3% increase over the Ps. 170.7 million recorded in the prior fiscal year. This higher income was attributable not only to the greater number of credit cards managed, but also to the greater average purchases made with such cards during the year. The total number of cards managed by the Bank (excluding those managed by the regional credit card companies) increased 23.2%, reaching 1,107.5 thousand as of December 31, 2007, compared to 899.1 thousand as of December 31, 2006.
Income from services corresponding to the regional credit card companies was Ps. 416.3 million in fiscal year 2007, 37.4% higher than the Ps. 302.9 million recorded in fiscal year 2006. This variation was mainly due to the increase in the average number of managed credit cards and to the significant increase in the purchases made with these credit cards during fiscal year 2007. These companies managed 4,283.8 thousand cards as of December 31, 2007, a 26.6% increase from December 31, 2006.
In addition, reflecting the expansion of credit activity, the increase in the volume of deposits and in the number of deposit accounts, the higher sales of products, and the increase in the price for certain services, significant growth was achieved during fiscal year 2007 in the income from the following items: check collection fees (49.2%), financial fees (48.5%), credit-related fees (48.1%), insurance-related fees (35.1%), fees on deposit accounts (27.7%), and international trade fees (23.8%). The Bank’s total deposit accounts amounted to 1,363.8 thousand as of December 31, 2007, 12.4% higher than that as of December 31, 2006.
Expenses from services increased 42.2%, from Ps. 181.1 million in fiscal year 2006 to Ps. 257.6 million in 2007.

Fiscal Year 2006 Compared to Fiscal Year 2005
Net income from services in fiscal year 2006 amounted to Ps. 672.0 million, up 28.3% from the Ps. 523.7 million recorded in the previous fiscal year. Nearly all categories increased, mainly as a consequence of a significant increase in the volume of transactions together with an increase, in the third and fourth quarters of 2006, in the price for certain services.
The Bank’s individual income from credit and debit card operations in fiscal year 2006 was Ps. 170.7 million, up 33.4% from the Ps. 128.0 million recorded in the prior fiscal year. This higher income was attributable both to the greater number of credit cards managed and the greater average purchases made with such cards during the year. The total number of cards managed by the Bank (excluding those managed by the regional credit card companies) increased 30.0% in 2006, reaching 899.1 thousand as of December 31, 2006, as compared to 691.7 thousand as of December 31, 2005. Similarly, income from services corresponding to the regional credit card companies was Ps. 302.9 million in fiscal year 2006, 30.4% higher than the Ps. 232.3 million recorded in 2005, also due to the increase in the average number of managed credit cards and to the significant increase in the purchases made with these credit cards in 2006. These companies managed 3.4 million cards as of December 31, 2006, a 38.4% increase from December 31, 2005.
The following table sets forth the number of credit cards outstanding as of the dates indicated:

				% Change
	December 31,			December 31,
Credit Cards	2007	2006	2005	2007/2006	2006/2005
(number of credit cards, except purchases in
millions of Pesos)				(percentages)
Visa	855,708	721,105	578,211	18.67	24.71
“Gold”	172,830	124,287	102,669	39.06	21.06
International	433,000	387,485	299,269	11.75	29.48
Domestic	229,174	198,409	169,434	15.51	17.10
“Business”	15,962	10,877	6,839	46.75	59.04
“Corporate”	295	47	—	527.66	—
“Platinum”	4,447	—	—	—	—
Galicia Rural	5,841	5,049	4,587	15.69	10.07
American Express	195,360	131,660	94,869	48.38	38.78
“Gold”	79,829	56,563	43,834	41.13	29.04
International	115,531	75,097	51,035	53.84	47.15
MasterCard	50,577	41,271	13,993	22.55	194.94
“Gold”	13,203	10,437	2,987	26.50	249.41
MasterCard	35,684	29,765	10,817	19.89	175.17
Argencard	1,690	1,069	189	58.09	465.61
Regional Credit-Card Companies	4,283,770	3,383,483	2,444,526	26.61	38.41
Local Brands	2,479,788	2,192,098	1,849,724	13.12	18.51
Visa	1,599,046	1,068,702	594,802	49.63	79.67
MasterCard	182,237	122,683	—	48.54	—
American Express	22,699	—	—	—	—

Total	5,391,256	4,282,568	3,136,186	25.89	36.55

Total Amount of Purchases (in millions of Pesos)	11,566.3	8,305.1	5,098.6	39.27	62.89

Administrative Expenses
The following table sets forth the components of our administrative expenses:

	Fiscal Year Ended			% Change
	December 31,			December 31,
	2007	2006	2005	2007/2006	2006/2005
	(in millions of Pesos)			(in percentages)
Salaries and Social Security Contributions	540.6	415.4	330.5	30.1	25.7
Property-related Expenses	89.9	65.1	57.7	38.1	12.8
Personnel Services	75.7	46.6	30.0	62.4	55.3
Advertising and Publicity	113.8	84.5	68.2	34.7	23.9
Amount Accrued in Relation to Directors’ and Syndics’ Compensation	6.4	6.0	5.8	6.7	3.4
Electricity and Communications	57.2	41.1	31.1	39.2	32.2
Taxes	70.4	50.5	37.4	39.4	35.0
Other	332.3	265.4	220.3	25.2	20.5

Total	1,286.3	974.6	781.0	32.0	24.8

Fiscal Year 2007 Compared to Fiscal Year 2006
In fiscal year 2007, administrative expenses amounted to Ps. 1,286.3 million, up 32.0% from the Ps. 974.6 million recorded in the prior fiscal year. Salaries and social security contributions and expenses related to personnel services increased 33.4% in the aggregate, to Ps. 616.3 million in fiscal year 2007 from Ps. 462.0 million in fiscal year 2006. This increase was mainly due to higher salaries and to an increase in staff. The Bank’s staff, on a consolidated basis, grew 13.8%, to 8,962 employees as of December 31, 2007 from 7,878 a year before, as a consequence of the greater level of activity of the Bank and the regional credit card companies, and the expansion of the distribution network of the latter. The remaining administrative expenses amounted to Ps. 670.0 million in fiscal year 2007, thus reflecting a 30.7% increase from the Ps. 512.6 million recorded in the prior fiscal year, with increases in all of its components. These increases were associated with the higher level of activity and inflation during the year. Among the remaining administrative expenses, expenses related to advertising and publicity, which is a significant item, grew 34.7%.
Fiscal Year 2006 Compared to Fiscal Year 2005
In 2006, administrative expenses amounted to Ps. 974.6 million, up 24.8% from the Ps. 781.0 million recorded in the prior fiscal year. Salaries and social security contributions together with expenses related to personnel services increased 28.2% in the aggregate in 2006, to Ps. 462.0 million in fiscal year 2006 from Ps. 360.5 million in fiscal year 2005. This increase was mainly due to higher salaries and to an increase in staff. The Bank’s staff on a consolidated basis grew 17.0%, to 7,878 employees as of December 31, 2006 from 6,735 employees a year before, as a consequence of the higher level of activity of the Bank and the regional credit card companies and the expansion of the distribution network through both bank branches and offices of the regional credit-card companies. The remaining administrative expenses amounted to Ps. 512.6 million in fiscal year 2006, reflecting a 21.9% increase in comparison with the Ps. 420.5 million for the prior fiscal year, with increases being recorded in all expense items. These increases were associated with the higher level of activity and to the higher inflation over the year. Among the remaining administrative expenses, advertising and publicity expenses increased 23.9% in fiscal year 2006.
Income/(Loss) from Equity Investments
In fiscal year 2007, income from equity investments amounted to Ps. 2.0 million, mainly due to the Ps. 2.5 million profit from the investment in Banelco S.A. In fiscal year 2006, the loss from equity investments amounted to Ps. 14.4 million, due to the establishment of a valuation allowance to fully cover the investment in Aguas Argentinas S.A. In fiscal year 2005, income from equity investments amounted to Ps. 6.7 million mainly due to the Ps. 2.2 million profit from our interest in Banelco S.A. and the Ps. 2.2 million profit from the sale by Sudamericana of its 100% interest in Instituto de Salta Compañía de Seguros de Vida S.A.

Miscellaneous Income/(Loss), Net
Miscellaneous net income for fiscal year 2007 amounted to Ps. 25.1 million, compared to a miscellaneous net income of Ps. 144.0 million for the prior fiscal year. Excluding the profits on security margins of repo transactions (for Ps. 15.8 million), which are of a financial nature, miscellaneous net income in fiscal year 2007 amounted to Ps. 9.3 million, while in the previous fiscal year we recorded a gain of Ps. 91.5 million (also excluding the above-mentioned financial income for Ps. 52.5 million). Miscellaneous net income for fiscal year 2007 was mainly due to loan recoveries, in the amount of Ps. 61.5 million, and a net gain of Ps. 22.0 million mainly representing Sudamericana’s operating income and expenses recorded under miscellaneous income/losses for consolidating purposes, partially offset by the amortization of differences for amparo claims in the amount of Ps. 108.7 million and the net establishment of reserves for other contingencies, in the amount of Ps. 13.4 million. The decrease in miscellaneous net income in fiscal year 2007 as compared to the prior fiscal year was mainly attributable to the resumption of amortization of deferred losses from amparo claims in fiscal year 2007, given that the Bank reached the maximum limit allowed by the applicable regulations while, in fiscal year 2006, such amortization was deferred.
Miscellaneous net income for fiscal year 2006 amounted to Ps. 144.0 million while in fiscal year 2005 we recorded a miscellaneous net loss of Ps. 64.3 million. Excluding the profits on security margins of repo transactions, miscellaneous net income in fiscal year 2006 totaled Ps. 91.5 million, while we recorded a miscellaneous net loss of Ps. 73.7 million in fiscal year 2005 (also excluding said financial income for Ps. 9.4 million). Miscellaneous net income for fiscal year 2006 was mainly due to loan recoveries, in the amount of Ps. 49.7 million, and to the net reversal of allowances for loan losses and for other contingencies, in the amount of Ps. 30.6 million. The increase in miscellaneous net income in fiscal year 2006 as compared to the prior fiscal year was mainly attributable to the deferral of amortization of deferred losses from amparo claims in fiscal year 2006 while in fiscal year 2005 such amortization amounted to Ps. 122.3 million. Beginning in December 2005, the Argentine Central Bank authorized financial institutions that would grant after such date new commercial loans with average lives exceeding two years, to defer the amortization of such deferred losses.
Income Tax
The income tax charge for fiscal year 2007 was Ps. 71.5 million. This amount consisted of: (i) an income tax charge of Ps. 60.9 million corresponding to Tarjetas Regionales S.A. consolidated with its operating subsidiaries and of income tax charges of Ps. 6.0 million, Ps. 0.8 million, Ps. 0.3 million and Ps 0.3 million corresponding to Sudamericana, Galicia Warrants, Galicia Factoring y Leasing S.A. and Galicia Valores, respectively, and (ii) an income tax charge for Ps. 3.2 million corresponding to us on an individual basis.
The income tax charge for fiscal year 2006 was Ps. 94.2 million. This amount consisted of: (i) an income tax charge of Ps. 44.2 million corresponding to Tarjetas Regionales S.A. consolidated with its operating subsidiaries and of income tax charges of Ps. 3.7 million, Ps. 0.9 million, Ps. 0.2 million and Ps. (0.4) million corresponding to Sudamericana, Galicia Warrants, Galicia Factoring y Leasing S.A. and Galicia Valores, respectively, and (ii) an income tax charge for Ps. 45.6 million corresponding to us on an individual basis, mainly resulting from the profits on our holdings of 2014 Notes and 2019 Notes.
The income tax charge for fiscal year 2005 was Ps. 19.3 million. This amount consisted of: (i) an income tax charge of Ps. 50.5 million corresponding to Tarjetas Regionales S.A. consolidated with its operating subsidiaries and of income tax charges of Ps. 0.3 million, Ps. 0.6 million and Ps. 0.3 million corresponding to Sudamericana, Galicia Warrants, and Galicia Valores, respectively, and (ii) a Ps. 32.4 million profit corresponding to us on a stand alone basis, mainly resulting from a reduction in our deferred tax liability due to our forgiveness of the negotiable obligations issued by Galicia Uruguay.

U.S. GAAP and Argentine Banking GAAP Reconciliation
General
We prepare our financial statements in accordance with Argentine Banking GAAP. The more significant differences between Argentine Banking GAAP and U.S. GAAP relate to the determination of the allowance for loan losses, the carrying value of public-sector assets, including government securities and receivables for government securities, the accounting of the Bank’s foreign debt restructuring and recognition of deferred income taxes. For more detail on differences in accounting treatment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2007, see note 34 to our consolidated financial statements.
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
The following table shows the allowance for loan losses for the periods indicated under Argentine Banking GAAP and U.S. GAAP and the corresponding shareholders’ equity adjustment under U.S. GAAP:

	December 31,	December 31,	December 31,
	2007	2006	2005
	(in millions of Pesos)
Argentine Banking GAAP	428.6	327.0	427.9
U.S. GAAP
SFAS 114
Allowance for Loan Losses	246.3	291.9	397.9
Effect of BG Trust Securitization — Treated as a Secured Borrowing for U.S. GAAP Purposes	(64.9)	(89.7)	(84.8)
SFAS 5	240.9	170.6	111.2

U.S. GAAP Shareholders’ Equity Adjustment	6.3	(45.8)	3.6

SFAS 114 Analysis
The non-performing commercial loan portfolio is comprised of loans falling into the following classifications of the Argentine Central Bank:
•	“With Problems”

•	“High Risk of Insolvency”

•	“Uncollectible”
The following table shows our loan loss reserve under SFAS 114 for our non-performing commercial loan portfolio as of the dates indicated.

	December 31,	December 31,	December 31,
	2007	2006	2005
	(in millions of Pesos)
Loan Loss Reserve Under U.S. GAAP — SFAS 114 Analysis	246.3	291.9	397.9
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

SFAS 5 Analysis
We perform an analysis of historical losses from our consumer and performing commercial loan portfolios in order to estimate losses for U.S. GAAP purposes resulting from loan losses that had been incurred in such loan portfolios at the balance sheet date but which had not been individually identified. We estimate that, on average, it takes a period of up to one year between the trigger of an impairment event and identification of a loan as being a probable loss. The table below shows our loan loss reserve under SFAS 5 for consumer and performing commercial loans as of the dates indicated.

	December 31,	December 31,	December 31,
	2007	2006	2005
	(in millions of Pesos)
Loan Loss Reserve Under U.S. GAAP — SFAS 5 Analysis	240.9	170.6	111.2
In addition to assessing the reasonableness of the loan loss reserve as described above, Banco Galicia makes an overall determination of the adequacy of each period’s reserve based on such ratios as:
•	Loan loss reserves as a percentage of non-accrual loans,

•	Loan loss reserves as a percentage of total amounts past due, and

•	Loan loss reserves as a percentage of past-due unsecured amounts.
The table below shows the above mentioned ratios as of the dates indicated.

	December 31,	December 31,	December 31,
	2007	2006	2005
Loan Loss Reserves as a Percentage of Non-accrual Loans	132.13%	168.58%	139.49%
Loan Loss Reserves as a Percentage of Total Amounts Past Due	149.57	183.29	208.36
Loan Loss Reserves as a Percentage of Past-due Unsecured Amounts	167.19	210.51	226.98
Carrying Value of Secured Loans, Certain Government Securities and Receivables for Government Securities
Under Argentine Banking GAAP, our holdings of Secured Loans, Bogar Bonds, Boden 2012 Bonds, and Discount Bonds in Pesos are carried in accordance with Argentine Central Bank valuation rules for public-sector assets, as explained hereunder in Item 4. “Information on the Company—Selected Financial Information—Government and Corporate Securities—Valuation.”
Under U.S. GAAP, except for the Secured Loans, all of these assets are carried at fair value as fully explained in note 34 to our financial statements and “—U.S. GAAP — Critical Accounting Policies.” Secured Loans are recorded at amortized cost, which cost is the fair value at the date of exchange (December 2001).
Government securities under investment accounts or classified as government securities without quotation under Argentine Central Bank rules (Boden 2012 Bonds corresponding to the Compensatory Bond or Hedge Bond received as well as Bogar Bonds and Discount Bonds in Pesos), are considered as available for sale under U.S. GAAP. Unrealized gains or losses on these securities are reflected in other comprehensive income. Declines other than temporary in the value of these securities are reflected in the income statement.
In connection with the Hedge Bond receivable, under Argentine Banking GAAP, the Bank had recognized the right to purchase the corresponding Boden 2012 Bonds at its equivalent value as if the Bank had the associated bond in its possession, and recognized the associated liability to fund the Hedge Bond as if the Bank had executed the debt agreement with the Argentine Central Bank. The receivable was denominated in US Dollars and accrued interest at Libor, while the liability to the Argentine Central Bank was denominated in Pesos and accrued interest at CER plus 2.0%, each retroactive to February 3, 2002. Under U.S. GAAP, the right to purchase the Hedge Bond is not considered an asset under Financial Accounting Standards Board Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements. Under this concept statement, assets are defined as “... probable future economic benefits obtained or controlled by an entity as a result of past transactions or events.” In addition, one of the three essential characteristics of an asset is that an entity can obtain the benefit and can control others’ access to it. As of December 31, 2005, the Bank could not obtain the benefit of the Hedge Bond because the transaction had not been approved by the Argentine Central Bank and the Bank had not remitted funds to the Argentine Central Bank. Similarly, the liability under U.S. GAAP could not be recognized until the Bank actually entered into the relevant financing arrangement. As of December 31, 2006, the Hedge Bond pending receipt and the related advance was accounted for at fair value, as an option contract in accordance with SFAS 133. As of December 31, 2007, the Boden 2012 Bonds corresponding to the Hedge Bond had been acquired in full and we had full control of such bonds.

In addition, as of December 31, 2007, 2006 and 2005, under Argentine Banking GAAP, the Bank had recorded under “Intangible Assets” the difference arising from the reimbursement of Reprogrammed Deposits at the market exchange rate pursuant to amparo claims and the carrying value of these deposits. The receivable for differences related to amparo claims does not represent an asset under U.S. GAAP.
Foreign Debt Restructuring
On May 18, 2004, the Bank completed the restructuring of its foreign debt. As a result of this restructuring, we recorded a Ps. 119.7 million net gain under Argentine Banking GAAP.
For U.S. GAAP purposes, we accounted for the restructuring in two steps. The first step of the debt restructuring required the holders of the Bank’s debt to exchange its old debt with the Bank for new debt in two tranches. Pursuant to EITF 02-04, the Bank did not receive any concession from the holders of its debt and therefore, we did not consider the first step of the Bank’s debt restructuring as a troubled debt restructuring. Pursuant to EITF 96-19 we accounted for the first step restructuring as a modification of the old debt and therefore we did not recognize any gain or loss. The second step restructuring required the holders of the Bank’s debt to forgive it a certain amount of debt based on different options that the Bank offered to exchange its debt. Pursuant to U.S. GAAP we accounted for this second step of the Bank’s debt restructuring in accordance with FAS 15, as the holders of the Bank’s debt granted it certain concessions. FAS 15 requires the comparison of the future cash flows of the restructured debt and the carrying value of the old debt at the restructuring date.
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
Under U.S. GAAP, transfers of financial assets can be recorded as sales, if control of such assets is surrendered. If control is not surrendered, they are recorded as secured borrowings. Additionally, even if the transfers are considered sales, an analysis must be made in order to determine if the securitization entity is under the scope of FIN 46 and its assets should still be consolidated if the transferor is the primary beneficiary. The retained interests in a transfer recorded as a sale are initially recorded based on their allocated book value using the fair value allocation method. Then, the securities are considered available for sale securities and recorded at their fair value with changes in unrealized gains and losses charged to equity through other comprehensive income. If the transfers are considered secured borrowings, the assets are retained in the books of the transferor and a liability is recognized for the fair value of the consideration received. For those transfers that are not considered sales for U.S. GAAP purposes, the assets and liabilities of the trusts are consolidated in our financial statements, in accordance with the provisions of FIN 46R. The total amount of assets recorded and liabilities assumed by those trusts amounted to Ps. 835.0 million and Ps. 449.4 million, respectively, as of December 31, 2007.

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
For the purposes of U.S. GAAP reporting, we apply SFAS No. 109 “Accounting for Income Taxes.” Under this method, income taxes are recognized based on the liability method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax bases of our assets and liabilities. Deferred tax assets are recognized if it is more likely than not that those assets will be realized.
Summary
As a result of the above and other differences, our net income and shareholders’ equity under Argentine Banking GAAP and U.S. GAAP for the periods indicated were as follows:

	Net Income (Loss)		Shareholders’ Equity (Deficit)
	Argentine Banking		Argentine Banking
	GAAP	U.S. GAAP	GAAP	U.S. GAAP
	(in millions of Pesos)
Fiscal Year 2007	46.0	592.9	1,654.5	238.1
Fiscal Year 2006	(18.9)	3,524.9	1,608.5	145.8
Fiscal Year 2005	107.2	731.0	1,626.8	(2,128.3)
The significant differences that result between net income under U.S. GAAP and other comprehensive income and net income under Argentine Banking GAAP primarily reflect that under U.S. GAAP:
•
Significant losses were recognized in 2001 from the effects of several Government actions reflected at the end of that year. Subsequently, the improvement in the Argentine economy and business environment generated changes in estimated losses that are reflected in the income statement and under other comprehensive income in 2005, 2006 and 2007.

•
Since 2005, given that the Compensatory Bond was received in full in that year, the corresponding Boden 2012 Bonds are reflected at market value, with changes in values being recognized under other comprehensive income, the effect of which varies significantly in 2005, 2006 and 2007.

•
The Hedge Bond and the liability with the Argentine Central Bank for its purchase were not recognized under U.S. GAAP in 2005, while they were recognized in 2006. With the delivery to the Bank of 90.8% of the Hedge Bond in 2006, as the Bank acquired control of 90.8% of the asset that previously was not recognized as such, the adjustment made in the prior year (to reflect that the asset, recognized under Argentine Banking GAAP, was not recognized under U.S. GAAP) was reversed in the same proportion which generated a significant increase in our net income for fiscal year 2006 under U.S. GAAP.

•
Under U.S. GAAP, Secured Loans and Bogar Bonds balances reflect market-value adjustments recognized from exchange transactions. Accretion of the discount, considering the amounts estimated to be collected, is recognized as income after the exchange transaction occurred. Significant amounts of these assets were used to repay Argentine Central Bank liabilities or sold, especially during 2006 and 2007, which resulted in the realization of the corresponding accretion, which was recognized as income.

•
Bogar Bonds and Discount Bonds in Pesos are reflected at market values, with changes from market values at the time of exchange being recognized as other comprehensive income. With the improvement in the Argentine economy, market values have varied significantly. In addition, during 2006, we sold significant amounts of Bogar Bonds, realizing all the gains related to changes in the market value of these bonds in prior years that were recorded in other comprehensive income. The same occurred in 2007, for a lower amount.

•
The above mentioned sales resulted in significant gains under U.S. GAAP (and not under Argentine Banking GAAP) as the fair values and sales prices of the Secured Loans and Bogar Bonds were similar to the Argentine Banking GAAP book values and much higher than the U.S. GAAP amounts.

•
The Bank’s foreign debt restructuring completed in 2004 was accounted as a troubled debt restructuring. Therefore the carrying value of such debt is higher under U.S. GAAP and no gain was recognized at the time of the restructuring.

•
Certain of our securitization transactions are considered sales under U.S. GAAP, with the valuation of retained interests reflecting fair values, with changes in unrealized gains and losses charged to equity through other comprehensive income.

Results by Segments
Effective 2007, our reporting segments are as follows: the Bank, the regional credit card companies, the insurance business and other Grupo businesses. Effective 2007, the results of Banco Galicia’s operations, our main subsidiary, are not segregated by geographical regions. Rather, the banking business is reported as one single segment that is evaluated regularly by our Board of Directors in deciding how to allocate resources and in assessing performance of our business. As a result, our segment disclosures for the year ended December 31, 2007 are presented on a new basis to correspond with our internal reporting structure. The segment disclosures for the fiscal years ended December 31, 2006 and December 31, 2005 have been adjusted for the new presentation of business segments.
Our segments are the following:
•
Banking: our banking business segment represents Banco de Galicia y Buenos Aires S.A. consolidated line by line with Galicia Uruguay and its subsidiaries and the results of other small banking-related subsidiaries.

•	Regional Credit Cards: our regional credit cards business segment represents the accounts of Tarjetas Regionales S.A. consolidated with its subsidiaries.

•	Insurance: our insurance business segment represents the accounts of Sudamericana and its subsidiaries.

•	Other Grupo Businesses: this segment includes the results of Net Investment, Galicia Warrants and Galval.
Our results by segments are shown in note 32 to our audited consolidated financial statements. Below is a discussion of our results of operations by segments for the years ended December 31, 2007, December 31, 2006 and December 31, 2005.
Banking
The table below shows the results of our banking business segment.

	As of December 31,
In millions of Pesos, except percentages	2007	2006	2005
Net Financial Income	516.2	66.0	360.5
Net Income from Services	520.4	377.3	316.8

Net Operating Revenue	1,036.6	443.3	677.3

Provisions for Loan Losses	159.2	57.6	48.4
Administrative Expenses	875.1	681.4	571.9

Net Operating Income	2.3	(295.7)	57.0

Income from Equity Investments
Tarjetas Regionales SA	88.2	70.9	63.1
Sudamericana	1.9	1.1	1.4
Others	3.5	(14.8)	4.4

Income from Equity Investments	93.6	57.2	68.9

Other Income (Loss)	(65.5)	112.3	65.1

Pre-tax Income	30.4	(126.2)	191.0

Net Income	30.4	(126.2)	191.0

Net Income as a % of Grupo Financiero Galicia’s Net Income	66%	667%	178%
Average Loans	7,140.6	5,332.3	4,105.6
Average Deposits	11,857.0	9,506.0	7,571.0

Banco Galicia recorded Ps. 30.4 million in net income for fiscal year 2007, Ps. 156.6 million higher than the Ps. 126.2 million loss for fiscal year 2006, which result was Ps. 317.2 million lower than the Ps. 191.0 million net income for fiscal year 2005.
The improvement in Banco Galicia’s net income for fiscal year 2007 is attributable to a Ps. 593.3 million increase in net operating revenue (net financial income plus net income from services) and to a Ps. 36.4 million increase in income from equity investments. These gains were partially offset by greater administrative expenses (which increased by Ps. 193.7 million), lower miscellaneous net income (which declines by Ps. 177.8 million) and greater provisions for loan losses (which increased by Ps. 101.6 million).
The decrease in Banco Galicia’s net income for fiscal year 2006 as compared with net income for fiscal year 2005 was the consequence of lower net financial income (which declined by Ps. 294.5 million), greater administrative expenses (which increased by Ps. 109.6 million) and greater provisions for loan losses (which increased Ps. 9.2 million), lower income from equity investments (which decreased by Ps. 11.7 million), partially offset by greater miscellaneous net income (Ps. 47.2 million greater). Net income for fiscal year 2006 was affected by a Ps. 198.4 million loss from the adjustment to the valuation of public-sector assets in accordance with Argentine Central Bank rules, which adjustment reduced net financial income for the fiscal year. In addition, net income for fiscal year 2005 included a Ps. 124.3 million non-recurrent gain from the forgiveness by Grupo Financiero Galicia of negotiable obligations issued by Galicia Uruguay (which is eliminated in the consolidated income statement).
The increase in the net financial income for fiscal year 2007 was due to the significant increase in Banco Galicia’s volume of financial intermediation with the private sector, reflecting the high growth environment for that year, both for the Argentine economy as a whole and for the financial system, which was not affected by the volatility in international financial markets in the second half of the year. The increase in Banco Galicia’s average loans to the private sector amounted to Ps. 1,808.3 million in fiscal year 2007, representing a 33.9% increase over the amount for fiscal year 2006. Net financial income also increased due to the decline in the cost of funds related to the change in the composition of the Bank’s liabilities. The increase in Banco Galicia’s level of activity and the improvement in its net financial income were made possible by the Bank’s strategy of strengthening its financial condition, including its August 2007 capital increase and the reduction of its exposure to the public sector (which increases the participation of private-sector exposure in total interest-earning assets and reduces the related valuation losses, which were Ps. 38.2 million in fiscal year 2007 compared to Ps. 198.4 million in fiscal year 2006) and in its expensive debt with the Argentine Central Bank. Also, given that the Bank carries a net financial loss on its matched position in foreign currency (due to the lower yield of the Boden 2012 Bonds, the Bank’s main foreign currency asset, relative to the cost of its restructured foreign debt), the reduction in the Bank’s restructured foreign debt improved its net financial income.
In addition, another effect in connection with the Bank’s balance sheet strengthening strategy was added: the negative impact on net financial income due to the postponement of the acquisition of the Hedge Bond, 90.8% of which was acquired in December 2006, was not present in 2007, but it affected net financial income for practically all of fiscal year 2006, as explained below.
In fiscal year 2006, the increase in the Bank’s level of activity generated a strong expansion in the volume of financial intermediation with the private sector, reflected in an increase in average loans to such sector of Ps. 1,226.7 million, representing a 29.9% increase over the amount in fiscal year 2005. This increase was offset to a large extent by the losses from the valuation of public-sector assets and to the negative effect on net financial income of the postponement of the acquisition of the Hedge Bond. This delay meant that Banco Galicia had to carry a past due asset (two past due principal installments of Boden 2012 Bonds, which were valued in Pesos based on the value of the Dollar, which remained practically unchanged during the fiscal year) and the corresponding past due liability (two principal installments of the advance from the Argentine Central Bank for the purchase of the Hedge Bond, the principal of which was adjusted by the CER, which increased tied to the increase in consumer prices, i.e., more than the US Dollar). In addition both past due principal amounts ceased accruing interest: the Libo rate (with respect to the Boden 2012 Bonds) and a 2% fixed annual interest rate (with respect to the advance).

Before the losses from the valuation of public-sector assets, net financial income for fiscal year 2007 was Ps. 290.0 million higher than in fiscal year 2006, which was similar to that recorded in fiscal year 2005. However, the amount for fiscal year 2005 included non-recurrent financial income in connection with the restructuring of commercial loans.
Net income from services amounted to Ps. 520.4 million in fiscal year 2007, 37.9% above the Ps. 377.3 million recorded in fiscal year 2006. Net income from services for fiscal year 2006 was Ps. 60.5 million greater (19.1%) than that for fiscal year 2005. Both in fiscal year 2007 and fiscal year 2006, practically all of the components of fee based income increased, due to the increase in the Bank’s level of activity together with an increase in the prices of certain services.
Provisions for loan losses and other receivables amounted to Ps. 159.2 million in fiscal year 2007, Ps. 101.6 million higher than the Ps. 57.6 million recorded in fiscal year 2006. The latter were Ps. 9.2 million higher than the Ps. 48.4 million recorded in fiscal year 2005. The increase in fiscal year 2007 is attributable to the seasoning of the individuals’ loan portfolio and in fiscal year 2006, the increase mainly reflected the portfolio increase.
Administrative expenses for fiscal year 2007 amounted to Ps. 875.1 million, 28.4% higher than in fiscal year 2006. Administrative expenses for fiscal year 2006 were 19.1% higher than in fiscal year 2005. Both in fiscal year 2007 and fiscal year 2006, the increases in administrative expenses reflected: i) increases in compensation (salaries, social security contributions and expenses for personnel services) and in staff, and ii) an increase in the remaining administrative expenses due to the increase in the Bank’s activity and to each year’s inflation.
Banco Galicia’s income from equity investments amounted to Ps. 93.6 million, Ps. 57.2 million and Ps. 68.9 million for fiscal years 2007, 2006 and 2005, respectively. These amounts mainly reflect income from the Bank’s interest in Tarjetas Regionales S.A., except in fiscal year 2006, when a Ps. 17.7 million loss was recorded in connection with the establishment of a valuation allowance on the full value of the Bank’s interest in Aguas Argentinas S.A.
The Bank recorded a Ps. 65.5 million miscellaneous net loss in fiscal year 2007, compared to miscellaneous net income of Ps. 112.3 million and Ps. 65.1 million for fiscal years 2006 and 2005, respectively. The loss for fiscal 2007 was attributable mainly to the amortization of differences for amparo claims for Ps. 108.7 million (while in fiscal year 2006 such amortization was deferred, starting again in January 2007), partially offset by loan recoveries for Ps. 36.7 million and income on government securities kept as margin requirements in connection with repo transactions for Ps. 15.8 million. In fiscal year 2006, miscellaneous net income reflected income of Ps. 52.5 million from margin requirements on repo transactions and loan recoveries for Ps. 25.5 million.
Regional Credit Cards
The table below shows the results of our regional credit cards business segment.

	As of December 31,
In millions of Pesos, except percentages	2007	2006	2005
Net Financial Income	203.2	157.5	134.8
Net Income from Services	409.0	289.8	206.1

Net Operating Revenue	612.2	447.3	340.9

Provisions for Loan Losses	96.3	53.2	28.2
Administrative Expenses	369.5	263.9	179.3

Net Operating Income	146.4	130.2	133.4

Other Income (Loss)	41.3	20.7	7.7

Minority Interests	(27.5)	(24.1)	(21.2)

Pre-tax Income	160.2	126.8	119.9

Income Tax Provision	72.1	55.9	56.8

Net Income	88.1	70.9	63.1

Net Income as a % of Grupo Financiero Galicia’s Net Income	192%	(375)%	59%
Average Loans	1,703.1	1,149.3	801.6

In fiscal year 2007, the Regional Credit Cards’ segment recorded net income of Ps. 88.1 million, 24.3% higher than in fiscal year 2006. In turn, net income for fiscal year 2006 of Ps. 70.9 million was 12.4% higher than in fiscal year 2005.
In both fiscal years, net income expansion reflected significant increases in net operating revenue, which in turn reflected the growth in volume of the regional credit card companies business, boosted by the high growth of the economy as a whole and of aggregate consumption in particular, as well as the geographical expansion of their distribution network. In fiscal year 2007, higher operating revenue was partially offset by higher provisions for loan losses (which increased 81.0%), administrative expenses (which increased 40.0%) and greater income taxes (which increased 29.0%), while a 99.5% increase in miscellaneous net income contributed to a higher overall net income.
In fiscal year 2006, the increase in net operating revenue was more than offset by greater provisions for loan losses (which increased 88.7%) and administrative expenses (which increased 47.2%), while miscellaneous net income increased 168.8% and income tax charges remained practically unchanged.
During fiscal year 2007 and fiscal year 2006, the regional credit card companies continued to increase their customer base, the loans granted to their customers and their distribution networks. The number of statements issued increased 20% in fiscal year 2007 and 22% in fiscal year 2006 as compared with the previous year, while purchases made by card holders with the credit cards issued by these companies increased 35% and 29%, respectively. In addition, the loan portfolio of the regional credit card companies (including portfolios securitized) increased 45% and 36%, respectively. The foregoing expansion led to increases in the net operating revenue of our Regional Credit Cards’ segment of Ps. 164.9 million (36.9%) in fiscal year 2007 and Ps. 106.4 million (31.2%) in fiscal year 2006.
In both years, the increase in provisions for loan losses reflected a greater portfolio as well as the portfolio seasoning, which reflected a normalization of credit quality indicators and credit losses after the very low post-crisis levels, which hit a minimum at the end of 2005, which was the lowest ever for these companies.
The regional credit card companies’ geographical expansion lead to an increase in their distribution network, which at the end of fiscal year 2007 was comprised of 187 service centers, 20 or 12% more than at the end of fiscal year 2006 and, in that fiscal year, the network had increased by 10 service centers compared to the end of the prior fiscal year. This business and geographical expansion was accompanied by a 19% increase in staff in fiscal year 2007, while in fiscal year 2006 the companies’ staff increased 22% as compared to the prior year. As a result of the foregoing, the companies experienced significant increases in their administrative expenses, while there is a delay until new locations reach normal returns. The higher administrative expenses in both fiscal years also reflect the inflation of both years.
Miscellaneous net income mainly reflected loans recovered.
Insurance
The table below shows the results of our insurance business segment.

	As of December 31,
In millions of Pesos, except percentages	2007	2006	2005
Net Financial Income	16.6	17.0	17.2

Net Operating Revenue	16,6	17.0	17.2

Administrative Expenses	16,1	11.2	11.6

Net Operating Income	0.5	5.8	5.6

Other Income (Loss)	22.0	6.9	6.0

Pre-tax Income	22.5	12.7	11.6

Income Tax Provision	7.9	3.7	0.3

Net Income	14.6	9.0	11.3

Net Income as a % of Grupo Financiero Galicia’s Net Income	32%	(48)%	10%

Argentine Banking GAAP establish that the accounts of non-homogeneous activities must be included under “Other Income/Loss”, therefore the income statement of Sudamericana was reclassified and, therefore, in the table above, its main accounts (earned premiums, claims, acquisition costs, etc.) are included in said account. The results of this segment mainly represent the results of Galicia Seguros. For consolidation purposes, we have used Sudamericana’s consolidated financial statements as of September 30 of each year.

In the twelve month period ended September 30, 2007, the insurance segment recorded Ps. 14.6 million in net income. In the same period, Galicia Seguros recorded gains of Ps. 15.6 million. This segment’s net income was mainly due to: (i) Ps. 93.4 million of earned premiums and additional fees, claims for Ps. 20.8 million, and acquisition costs for Ps. 31.7 million, (ii) net financial income for Ps. 16.6 million, and (iii) administrative expenses amounting to Ps. 16.1 million, of which approximately 50% corresponded to personnel expenses. Earned premiums for the twelve months ended September 30, 2007 were Ps. 48.9 million greater than in the same period of 2006, representing a 110% increase, mainly as a result of Galicia Seguros’ performance. This company’s growth in premiums earned mainly reflects group life insurance and also home insurance and accidental, death and dismemberment insurance sold through the Bank and the regional credit card companies. An alternative channel that helped to achieve such growth was the call center. In respect of Galicia Retiro, it launched, at the end of the period, pension-linked whole life annuities. Acquisition costs grew following the increase in underwritten premiums. The Ps. 4.9 million increase in administrative expenses was due to salary increases, as well as increases in other expenses within an inflationary context and also due to the fact that certain value added taxes became a cost (certain life insurance products are exempt from such tax but the fees paid to the brokers are charged with such tax). It is important to mention that claims have remained at practically the same level of previous years, therefore the increase in insurance production did not cause an increase in claims, reflecting the strategy of focusing in businesses with a lower claims ratio and with potential margin improvement.
In the twelve month period ended September 30, 2006, the insurance segment recorded Ps. 9.0 million in net income. In the same period, Galicia Vida and Galicia Patrimoniales (now merged into Galicia Seguros) recorded gains of Ps. 12.1 million. This segment’s net income mainly consisted of: (i) earned premiums and additional fees for Ps. 44.5 million, claims for Ps. 21.8 million and acquisition costs for Ps. 13.4 million, (ii) net financial income for Ps. 17.0 million, of which Ps. 12.4 million represented income on Secured Loans, and (iii) administrative expenses amounting to Ps. 11.2 million, of which approximately 61% corresponded to personnel expenses.
In the twelve month period ended September 30, 2006, Insurance recorded Ps. 11.3 million in net income. In the same period, Galicia Vida and Galicia Patrimoniales (now merged into Galicia Seguros) recorded a Ps. 9.3 million profit. This segment’s net income mainly consisted of: (i) earned premiums for Ps. 34.4 million and claims for Ps. 19.1 million, (ii) net financial income for Ps. 17.2 million, and (iii) administrative expenses amounting to Ps. 11.6 million, of which approximately 61% corresponded to personnel expenses.
Other Grupo Businesses
This segment shows the results of Net Investment, Galicia Warrants and Galval. In fiscal year 2007, this segment posted Ps. 1.2 million in net income, compared to Ps. 0.9 million in fiscal year 2006 and a Ps. 1.6 million net loss in fiscal year 2005. In fiscal year 2007, this segment’s results were attributable to Galicia Warrants’ net income of Ps. 1.3 million partially offset by a Ps. 0.04 million loss of Galval. In fiscal year 2006, this segment’s results were attributable to Galval’s and Galicia Warrants’ positive net income of Ps. 1.0 million and Ps. 0.7 million, respectively, which were partially offset by the Ps. 0.8 million loss recorded by Net Investment. The net loss for fiscal year 2005, was attributable to Net Investment, which recorded a Ps. 1.8 million loss, while Galicia Warrants’ net income amounted to Ps. 0.5 million and Galval recorded a Ps. 0.3 million net loss.
Consolidated Assets
The structure and main components of our consolidated assets as of the dates indicated were as follows:

	As of December 31,
	2007		2006		2005
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Cash and Due from Banks	2,960.0	13.0	2,294.8	9.7	1,041.2	4.1
Government and Corporate Securities	1,694.0	7.4	3,188.6	13.5	5,971.8	23.3
Loans to the Non Financial Public Sector	11,601.0	50.8	10,525.0	44.6	10,557.7	41.2
Hedge Bond to be Acquired	—	—	401.3	1.7	4,155.0	16.2
Other Receivables — Argentine Central Bank	—	—	1,733.3	7.3	—	—
Other Assets	6,573.7	28.8	5,472.4	23.2	3,912.5	15.2

Total	22,828.7	100.0	23,615.4	100.0	25,638.2	100.0

Of our Ps 22,828.7 million total assets as of December 31, 2007, Ps. 22,526.1 million, equivalent to 98.7% of the total, corresponded to the Bank on a consolidated basis. The remaining 1.3% was attributable mainly to Sudamericana on a consolidated basis (Ps. 155.4 million). The composition of our assets shows an increase in the participation of the items “Cash and due from banks” and “Loans” to the detriment of “Government and corporate securities”, and “Hedge Bond to be acquired.”
The item “Cash and due from banks” mainly included cash for Ps. 743.2 million, balances held at the Argentine Central Bank for Ps. 1,648.9 million and balances held in correspondent banks for Ps. 568.0 million. The balance held at the Argentine Central Bank and part of the cash are computable for meeting the minimum cash requirements set by the Argentine Central Bank and explained under Item 5B. Liquidity and Capital Resources—Liquidity.”
Our holdings of government and corporate securities as of December 31, 2007 amounted to Ps. 1,694.0 million, of which Ps. 1,693.0 million were government securities. Our holdings of government and corporate securities are shown in more detail under Item 4. “Information on the Company—Selected Statistical Information—Government and Corporate Securities.”
Our total net loans amounted to Ps. 11,601.0 million, of which Ps. 11,546.1 million corresponded to the Bank (including the regional credit card companies’ portfolios) and the remaining amount to Secured Loans held by Sudamericana. For more information on the Bank’s loan portfolio, see Item 4. “Information on the Company—Selected Statistical Information—Loan Portfolio.”
The “Other assets” item mainly corresponded to the following items recorded in the balance sheet under “Other Receivables Resulting from Financial Brokerage,” unless otherwise noted:
•
Ps. 1,440.9 million of forward purchases of Boden 2012 Bonds in connection with repurchase agreements (including the corresponding security margins recorded as “Miscellaneous Receivables” in the balance sheet).

•	Ps. 1,004.1 million recorded under “Bank Premises and Equipment,” “Miscellaneous Assets” and “Intangible Assets,” excluding from the latter the deferred losses from amparo claims.

•
Ps. 695.91 million of forward purchases of Discount Bonds in Pesos in connection with repurchase agreements (including the corresponding security margins recorded as “Miscellaneous Receivables” in the balance sheet).

•
Ps. 600.9 million corresponding to our holdings of debt securities and participation certificates issued by the Galtrust I Financial Trust, resulting from the securitization of loans to the provincial public sector in late 2000.

•	Ps. 414.0 million corresponding to participation certificates in, and debt securities of, different financial trusts, created by the Bank or by third parties.

•
Ps. 382.4 million corresponding to holdings of the participation certificate in, and debt securities of, the special fund (referred to as “Special Fund Former Almafuerte Bank”) jointly formed by the Bank with other private-sector banks in order to facilitate the recovery of the assets of former Almafuerte Bank.

•	Ps. 355.8 million corresponding to “Assets under Financial Leases”.

•
Ps. 277.0 million recorded as an intangible asset, which reflect deferred losses in connection with amparo claims due to the difference between the amount paid to depositors (the deposit’s original contractual amount, collected by depositors in US Dollars or at the free market exchange rate) as a consequence of court orders, and the amount established by the pesification rules (conversion at the Ps. 1.40 per US Dollar exchange rate, plus CER adjustment and interest), net of the accumulated amortization, plus the amount of deferred amortization.

•	Ps. 258.5 million corresponding to the minimum presumed income tax recorded under “Miscellaneous Receivables.”

•	Ps. 184.1 million corresponding to balances deposited at the Argentine Central Bank as guarantees in favor of clearing houses.

•	Ps. 81.2 million corresponding to debt securities, mostly of the Bank (Ps. 59.8 million) and the rest corresponding to securities issued by other companies.

•	Ps. 51.2 million corresponding to equity investments.
Exposure to the Argentine Public Sector
The following table shows our total net exposure to the Argentine public sector as of December 31, 2007, 2006 and 2005. This exposure mainly consisted of exposure of the Bank.

	As of December 31,
	2007	2006	2005
	(in millions of Pesos)
Net Position in Government Securities	3,877.8	4,832.7	6,041.0

Trading and Investment Accounts	435.8	164.3	462
Fiscal Credit Certificates	—	—	34.5
Boden 2012 Bonds	2,744.3	3,582.9	987.9
Bogar Bonds	—	366.5	3,823.30
Discount Bonds in Pesos and GDP-Linked Negotiable Securities	697.7	719.0	733.3

Loans	1,372.9	2,846.7	5,341.7

Financial Sector	107.4	107.4	105.9
Secured Loans and Others	1,265.5	2,739.3	5,235.80

Other Receivables Resulting from Financial Brokerage	870.1	1,218.6	5,031.8

Boden 2012 Bonds (Hedge Bond)	—	401.3	4,155.00
Trusts’ Certificates of Participation and Securities	870.1	817.3	876.8

Total Assets (1)	6,120.8	8,898.0	16,414.5

Liabilities with the Argentine Central Bank	—	3,026.0	8,611.9

Net Exposure	6,120.8	5,872.0	7,802.6

(1)	Does not include deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with the Argentine Central Bank’s minimum cash requirements.
As of December 31, 2007, our total exposure to the public sector amounted to Ps. 6,120.8 million compared to Ps. 8,898.0 million and Ps. 16,414.5 million at the close of the two previous fiscal years, which represented a decrease of Ps. 2,777.2 million in 2007 and of Ps. 10,293.7 million in 2007 and 2006, on a combined basis. This decrease was due to the use of Bogar Bonds and Secured Loans, or of the proceeds from the sale thereof, for the settlement of debt owed by the Bank to the Argentine Central Bank. It was also the consequence of the use of the proceeds of the sale of Boden 2012 Bonds for prepayment of restructured foreign debt.
Pursuant to item 12 of Communiqué “A” 3911 of the Argentine Central Bank and supplementary regulations, beginning on January 1, 2006, a financial institutions’ total exposure to the non-financial public sector could exceed 40% of the respective total assets and, as from July 2007, such percentage was reduced to 35%. The Bank submitted a plan in order to gradually comply with said rule, which plan was approved by the Argentine Central Bank on February 26, 2006. On June 27, 2007, the Argentine Central Bank informed the Bank that its plan was considered accomplished, given that since December 2006, the Bank was in compliance with the general limit.
Securitization of Assets
In the normal course of business, our operating subsidiaries (the Bank and the regional credit card companies) use the securitization of assets as a source of funding. The securitization of assets basically involves a company transferring assets to a trust and the trust funding the purchase by issuing securities that are sold to third parties. A trust is a special-purpose entity, not an operating entity; typically, a trust is set up for the single purpose of completing the securitization transaction, has a limited life and no employees. Trust securities can be publicly offered, which is the case in those financial trusts in which the Bank or the regional credit card companies acted as trustor. See note 31 to our audited financial statements for a description of the outstanding trusts as of December 31, 2007.

In 2007, 2006 and 2005, we generated funds through the securitization and sale of on-balance sheet and off-balance sheet loans of the Bank and the regional credit cards companies, for aggregate amounts of Ps. 617.8 million, Ps. 684.8 million, and Ps. 478.1 million, respectively. No gains or losses were recognized in the sale of these loans. As a result of these securitizations, we retained certain interests in those trusts through senior debt securities and certificates of participation in the amount of Ps. 101.0 million in fiscal year 2007, Ps. 120.7 million in fiscal year 2006 and Ps. 92.3 million in fiscal year 2005.
On February 20, 2008, an agreement for the establishment of the “Galicia Personales VII” financial trust was entered into by the Bank, acting as trustor and administrator, and Deutsche Bank S.A. acting as financial trustee. We transferred to the trust a portfolio of personal loans in the amount of Ps. 150.0 million. On March 3, 2008, the trust issued debt securities for a face value of Ps. 139.5 million and participation certificates for a face value of Ps. 10.5 million.
Funding
The Bank’s and the regional credit card companies’ lending activities are our main asset-generating businesses. Accordingly, most of our borrowing and liquidity needs are associated with these activities. We also have liquidity needs at the level of our holding company, which are discussed in Item 5B. “Liquidity and Capital Resources—Liquidity — Holding Company on an Individual Basis.” Our objective is to maintain cost-effective and well diversified funding to support current and future asset growth in our businesses. For this, we rely on diverse sources of funding and have also engaged in a process of reducing the Bank’s high cost liabilities incurred as a consequence of the 2001-2002 crisis. The use and availability of funding sources depends on market conditions, both local and foreign, and prevailing interest rates. Market conditions in Argentina include a structurally limited availability of domestic long-term funding.
Our funding activities and liquidity planning are integrated into our asset and liability management and our financial risks management and policies. The liquidity policy of the Bank, our main subsidiary, is described in Item 5B. “Liquidity and Capital Resources—Banco Galicia’s Liquidity Management” and our other financial risk policies, including interest rate, currency and market risks are described in Item 11. “Quantitative and Qualitative Disclosures about Market Risk.” Our funding sources are discussed below.
Traditionally, our primary source of funding has been the Bank’s deposit taking activity. As a consequence of the 2001-2002 crisis, we incurred debt with the Argentine Central Bank and recorded significant liabilities with such entity. Until 2005, the amount of such debt exceeded that of deposits and the participation of deposits in our total liabilities declined. Such debt with the Argentine Central Bank was scheduled to mature between 2011 and 2012. As part of our strategy of strengthening our balance sheet, in 2007, we fully prepaid such liabilities. Since 2006, deposits again became the main component of our funding, also because of their significant increase, which was of approximately Ps. 4.7 billion in the last two years. The Bank has access to Argentine Central Bank financing but management does not view this as a primary source of funding.
Other important sources of funding have traditionally included issuing Dollar-denominated medium- and long-term debt securities in foreign capital markets and borrowing from international banks and multilateral credit agencies. After the restructuring of its foreign debt in May 2004, the Bank has not relied on the issuance of new debt securities, having entered into two long term new loan agreements with the IFC, in 2005 and 2007, for US$90 million, with the purpose of funding long-term loans to SMEs. On the contrary, as part of the above-mentioned strategy of strengthening our balance sheet, the Bank began to prepay its restructured foreign debt (both bank loans and bonds maturing in 2010 and 2014). The regional credit card companies have issued debt securities in the local and foreign capital markets in the last few years.
Reduction of the Bank’s debt with the Argentine Central Bank incurred as a consequence of the 2001-2002 crisis and of its restructured foreign debt was mainly funded with the proceeds from the sale of public-sector assets. During 2007, proceeds from the sale of Secured Loans and Bogar Bonds for Ps. 1,601.7 million (principal, interest and CER adjustment) were mostly applied to the prepayment of debt with the Argentine Central Bank and proceeds of the sale of Boden 2012 Bonds, for US$190.8 million, were used for the prepayment of restructured foreign debt.

Selling government securities under repurchase agreements has been another recurrent source of funding for the Bank. In 2007, the net increase in repo transactions of government securities amounted to Ps. 222.5 million (principal and interest). Within its liquidity policy, the Bank considers its unencumbered liquid government securities holdings as part of its available excess liquidity. See Item 5B. “Liquidity and Capital Resources—Banco Galicia’s Liquidity Management.”
In the last few years, the securitization of assets in the local market has also become a significant and growing source of medium-term funding, up to 4 years approximately for the Bank, while for the regional credit cards the terms were shorter (approximately one year). In fiscal year 2007, the securitization of loans generated funds of Ps. 310.6 million from the securitization of loans granted by the Bank on an individual basis, and of Ps. 307.2 million from the securitization of regional credit-card companies’ loan portfolios. See “—Securitization of assets.”
The regional credit card companies fund their business through the issuance of debt securities in the local and international capital markets, borrowing from local financial institutions, asset securitization and debt with merchants generated in the ordinary course of business of any credit card issuing company. In 2007, the regional credit card companies issued negotiable obligations for Ps. 236.4 million.
Below is a breakdown of our funding as of the dates indicated:

	December 31,
	2007		2006		2005
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Deposits	13,165.6	57.8	10,779.4	45.6	8,421.7	32.8
Current Accounts and Other Demand Deposits	2,675.4	11.7	2,011.4	8.5	1,657.6	6.5
Savings Accounts	3,380.1	14.8	2,589.5	11.0	2,213.4	8.6
Time Deposits	6,708.8	29.5	5,831.5	24.6	4,261.9	16.6
Other Deposits	291.6	1.3	215.6	0.9	192.9	0.8
Accrued Interest, Quotation Differences and CER Adjustment	113.7	0.5	131.4	0.6	95.9	0.4

Debt with Financial Institutions (1)	2,307.8	10.1	5,217.2	22.1	9,844.6	38.5
Argentine Central Bank
Financial Assistance	—	—	2,688.7	11.4	5,314.9	20.7
Advance for the Acquisition of the Hedge Bond	—	—	336.8	1.4	3,296.6	12.9
Domestic Financial Institutions	318.5	1.4	287.7	1.2	228.0	0.9
International Banks and Credit Agencies	733.3	3.2	870.5	3.7	784.6	3.1
Repos	1,256.0	5.5	1,033.5	4.4	220.5	0.9

Negotiable Obligations (Unsubordinated and Subordinated) (1)	3,105.6	13.6	3,676.0	15.6	3,569.6	13.9

Other obligations	2,595.2	11.3	2,334.3	9.9	2,175.5	8.5

Shareholders’ Equity	1,654.5	7.2	1,608.5	6.8	1,626.8	6.3

Total Funding	22,828.7	100.0	23,615.4	100.0	25,638.2	100.0

(1)	Includes accrued interest, quotation differences, and CER adjustment where applicable.
As of December 31, 2007, deposits represented 57.7% of our funding, up from 45.6% as of December 31, 2006 and 32.8% as of December 31, 2005. Our deposit base has increased 22.1 % in 2007 and 28.0% in 2006. In 2007, most of the increase in deposits (Ps. 1,432.5 million) was due to the increase in transactional deposits (deposits in current and savings accounts). The increase in 2006 was the result of an increase in time deposits and in transactional deposits. All of the growth was due to private-sector deposits received by the Bank’s Argentine operations. For more information on deposits, see Item 4. “Information on the Company—Selected Statistical Information—Deposits.”
In March 2007, the Bank settled all of its debt from financial assistance from the Argentine Central Bank and currently has no debt with such entity in connection with the 2001-2002 crisis.

The advance for the acquisition of the Hedge Bond amounted to Ps. 336.8 million (principal, CER adjustment and interest) as of December 31, 2006. This liability refers to the advance from the Argentine Central Bank for the acquisition of the remaining Hedge Bond (Boden 2012 Bonds for US$116.8 million of face value). Such Bond was fully subscribed for in April 2007 by using Secured Loans. The decrease in 2006 in the balance of this liability as compared to the amount as of the close of the prior fiscal year was due to the partial settlement carried out on December 1, 2006, in cash and by using public sector assets (mainly Bogar Bonds) granted as collateral for the portion settled of such advance.
As of December 31, 2007, credit lines from international banks and credit agencies representing Dollar-denominated debt subject to foreign law amounted to Ps. 733.3 million. Of this total, Ps. 134.8 million represented debt of the Bank’s head office in Argentina the restructuring of which was completed in May 2004, Ps. 264.4 million corresponded to trade loans, Ps 220.1 million corresponded to debt incurred by us on an unconsolidated basis, during 2007, to capitalize the Bank, and Ps. 114.0 million corresponded to an IFC loan granted to the Bank in 2005 which increased at the end of 2007 with the signing of a new agreement. Credit lines from banks and international agencies decreased to Ps. 733.3 million at the end of 2007 from Ps. 870.5 million as of December 31, 2006. The decrease was mainly due to the Bank’s repurchase of its loans due in 2010 and in 2014, in market transactions carried out during the fiscal year, for an aggregate principal amount of US$188.3 million (US$196.6 million of face value). It was also due to the amortization of loans due in 2010 in accordance with their terms and conditions (for US$6.4 million) and to the partial prepayment of loans due in 2014 (for US$2.3 million) at par and in reverse order to maturity, triggered by the Bank’s capital increase, pursuant to the terms and conditions of the agreements subscribed for as part of the Bank’s foreign debt restructuring completed in 2004. These decreases were partially offset by our borrowings of US$80.0 million, in July 2007, which proceeds were used to capitalize the Bank.
Our debt securities outstanding amounted to Ps. 3,105.6 million (principal and interest) as of December 31, 2007, compared to Ps. 3,676.0 million as of December 31, 2006, and Ps. 3,569.6 million as of December 31, 2005. Of our debt securities outstanding at the end of fiscal year 2007, Ps. 2,499.7 million (only principal) corresponded to Dollar-denominated debt subject to foreign law and Ps. 545.9 million (only principal) corresponded to Peso-denominated debt of the regional credit-card companies structured as negotiable obligations. As of December 31, 2007, the breakdown of our Dollar-denominated debt was as follows:
•
Ps. 536.6 million and Ps. 944.4 million of 2010 Notes and 2014 Notes, respectively, and Ps. 855.3 million of 2019 Notes, all of them issued in 2004 and corresponding to new debt of the Bank resulting from the foreign debt restructuring completed in May of said year.

•
Ps. 115.0 million of negotiable obligations issued by Galicia Uruguay to refinance its deposits, which securities were issued either in connection with the original restructuring or with the exchange offers subsequently made by Galicia Uruguay to its customers.

•	Ps. 36.3 million of Class V Negotiable Obligations maturing in 2008, issued by Tarjeta Naranja S.A.

•	Ps. 12.1 million of past due foreign debt included in the Bank’s 2004 debt restructuring, the holders of which did not participate in such restructuring.
The decrease in our debt securities outstanding as of December 31, 2007 from the amount as of December 31, 2006 was mainly the consequence of the reduction of the Bank’s foreign debt, pursuant to the following: i) the full amortization of the 2007 Notes for US$38.6 million, ii) the payment of two principal installments of the 2010 Notes of 12.5% each, for a total of US$88.2 million, iii) the partial cancellation in advance of 2010 Notes for US$49.5 million (US$79.2 million of face value), which were acquired in market transactions carried out during the fiscal year, iv) the cancellation in advance of 2014 Notes for US$37.8 million (US$40.5 million of face value) , which were acquired in market transactions carried out during the fiscal year, and (v) the partial prepayment of 2014 Notes triggered by the Bank’s capital increase, pursuant to the terms and conditions of the agreements subscribed for as part of the Bank’s foreign debt restructuring. In addition, Banco Galicia Uruguay reduced by US$16.0 million its restructured debt structured as negotiable obligations. These reductions were partially offset by the regional credit card companies’ net issuance of negotiable obligations for Ps. 88.4 million.
The increase in the balance of debt securities outstanding as of December 31, 2006, compared to the amount as of December 31, 2005, mainly reflects an increase in the balance of Peso-denominated negotiable obligations attributable, mainly, to the issuance of the Clase IV Negotiable Obligations by Tarjeta Naranja S.A., net of payments made on the Bank’s 2007 Notes and 2010 Notes.

For more information see “—Contractual Obligations” below.
Ratings
On February 6, 2006, based on the progress achieved by the Bank in strengthening its balance sheet, increasing financial intermediation with the private sector, improving the quality of assets and recovering its operating and bottom-line profitability, the Bank’s short-term debt rating was raised to “raA1” from “raA2” by Standard & Poor’s. The medium- and long-term debt rating remained at “raA”.
On February 5, 2007, Standard & Poor’s improved the Bank’s rating outlook from “stable” to “positive”. In its report, the rating agency said that “the change in the outlook reflects our expectations of a potential upgrade of the Bank’s ratings as a consequence of the improvement in the Bank’s medium term operating results, following the significant repayment of debt with the Argentine Central Bank and the subsequent reduction in the cost of funding” and that it also incorporates Standard & Poors’ “expectations of an increase of the Bank’s capitalization as a result of the forthcoming stock offering”. On March 27, 2007, Standard & Poor’s upgraded the Bank’s long-term debt rating to “raA+” from “raA”, and the Bank’s subordinated debt rating to “raA” from “raA-”, with a “stable” trend. The short-term debt rating remained at “raA1”.
The Bank’s debt obligations do not have an international rating.
The following are our ratings:
LOCAL RATINGS

Evaluadora
	Standard & Poor’s	Fitch Argentina	Latinoamericana
Grupo Financiero Galicia S.A.
Rating of Shares	1

Banco de Galicia y Buenos Aires S.A.
Counterparty Rating	ra A+
Medium-/Long-Term Debt (1) (2)	ra A+		A+
Subordinated Debt (1) (3)	ra A		A
AFJPs Deposits (Long Term / Short Term)	ra A+ / ra A1

Tarjeta Naranja S.A.
Medium-/Long-Term Debt (1) (4)		AA- (arg)
Short-Term Debt (1) (5)		A1 (arg)

Tarjetas Cuyanas S.A.
Long-Term Debt (1) (6)		A (arg)

INTERNATIONAL RATINGS

Tarjeta Naranja S.A.
Medium-/Long-Term Debt (1) (4)		B

Tarjetas Cuyanas S.A.
Long-Term Debt (1) (7)		B

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funding and Liabilities,” “Debt Securities” table.

(2)	Negotiable Obligations Due 2010 and Negotiable Obligations Due 2014.

(3)	Subordinated Negotiable Obligations.

(4)	Classes II and IV Negotiable Obligations.

(5)	Class V Negotiable Obligations.

(6)	Series XVIII Negotiable Obligations.

(7)	Classes II and IV Negotiable Obligations.
Debt Programs
The Bank has a program outstanding for the issuance and re-issuance of non-convertible negotiable obligations, subordinated or non-subordinated, adjustable or non-adjustable, secured or unsecured, with a tenor from 30 days to up to the current permitted maximum (30 years), for a maximum outstanding face value during the period of such program of up to Ps. 1.0 billion or US$ 342.5 million. The term of the program is for five years commencing on the date of approval by the CNV. The program was approved by the CNV on November 4, 2005. As of the date of this annual report, no debt had been issued under the program.

Tarjeta Naranja S.A. has a program outstanding with the same characteristics, for a maximum outstanding face value during the period of such program of up to US$ 350 million. The program was approved by the CNV on November 11, 2007. As of December 31, 2007, debt for a principal amount outstanding as of such date of US$ 124.5 million had been issued under this program. Tarjetas Cuyanas S.A. has a program outstanding with the same characteristics, for a maximum outstanding face value during the period of such program of up to US$ 80 million. The program was approved by the CNV on May 2, 2007. As of December 31, 2007, debt for a principal amount outstanding of US$ 65 million had been issued under this program.
Contractual Obligations
The table below identifies the principal amounts of our main on balance-sheet contractual obligations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due, as of December 31, 2007.

		Annual			Less than		1 to 3		3 to 5		Over 5
	Maturity	Interest Rate	Total		1 Year		Years		Years		Years
Banco Galicia
Deposits
Time Deposits (including Other Deposits) (Pesos/US$)	Various	Various		6,922.8		6,704.4		185.6		32.5		0.3
Bonds
2010 Notes (US$) (1) (2) (3)	2010	Libor + 350 basis points	Ps.	561.1	Ps.	239.1	Ps.	322.0		—		—
2014 Notes (US$) (1) (2) (4)	2014	6.0%		966.0		21.6		223.9	Ps.	447.8	Ps.	272.7
2019 Notes (US$) (1) (5)	2019	11.0%		855.3		45.0		—		—		810.3
9% Notes Due 2003 (US$) (6)	2003	9.0%		18.8		18.8		—		—		—
Loans
Floating Rate Loans Due 2010 (US$) (1) (2) (3)	2010	Libor + 350 basis points		8.7		3.7		5.0		—		—
Floating Rate Loans Due 2014 (US$) (1) (2) (4)	2014	Libor + 85 basis points		80.2		1.9		18.6		37.1		22.6
Floating Rate Loans Due 2019 (US$) (1) (7)	2019	Libor + 578 basis points		5.6		0.3		—		—		5.3
IBD Financial Loans (US$)	Various	Various		2.2		0.1		2.1		—		—
IFC Financial Loans (US$)	Various	Libor + 350 basis points		113.9		19.1		47.7		38.6		8.5
Other Loans (US$) (8)	2008	Various		261.9		261.9		—		—		—
Merrill Lynch Intl. Financial Loan (US$) (9)	2009	7.8%		260.5		65.3		195.2		—		—
BID Financial Loans (Pesos) (10)	2017	Various		102.9		13.1		33.6		27.2		29.0
BICE Loans (CER Adjusted Pesos)	Various	CER + 4.0%		10.6		8.4		2.2		—		—
BICE Loans (US$) (11)	Various	Libor + 550 basis points		9.5		6.3		3.2		—		—
Short-Term Interbank Loans (Pesos)	2008	10.8%		12.5		12.5		—		—		—
FFRE Loan (CER Adjusted Pesos) (12)	2008	CER + 4.0%		4.7		4.7		—		—		—
FFRE Loan (US$)	2008	8.1%		7.2		7.2		—		—		—
Repos (US$) (13)	Various	Various		1,256.0		885.1		370.9		—		—

Galicia Uruguay
Negotiable Obligations (US$) (14)	Various	Various		115.7		24.6		59.0		32.1		—

Tarjetas Regionales S.A.
Financial Loans with Local Banks (US$)	Various	Various		183.0		71.8		80.2		31.0		—
Negotiable Obligations (Pesos/US$)	Various	Various		588.8		219.4		252.9		116.5		—

Total			Ps.	12,347.9	Ps.	8,634.3	Ps.	1,802.1	Ps.	762.8	Ps.	1,148.7

Principal and interest. Includes the CER adjustment, where applicable.

(1)	Issued in 2004 as part of the restructuring of the foreign debt of the Bank’s Head Office and its Cayman Branch.

(2)	Interest payable in cash, semiannually, on January 1 and July 1 of each year, beginning on July 1, 2004.

(3)
Floating Rate Notes Due 2010: Principal amortizes semiannually, on January 1 and July 1 of each year, beginning on July 1, 2006, in eight equal installments of 12.5% of principal at issuance or incurrence, until maturity on January 1,2010, when the remaining 12.5% is due.

(4)
Step-Up Notes Due 2014: Principal amortizes semiannually, on January 1 and July 1 of each year, beginning on January 1, 2010, in eight equal installments of 11.11% of principal at issuance or incurrence, until maturity, when the remaining 4.86% is due (during 2007, the Bank made a cancellation in advance which was applied to the last installment, which modified the original cash flow). The rate increases 1% on January 1 of each year, until reaching 7% on January 1, 2008.

(5)
Subordinated Notes Due 2019: Interest paid in cash: 6% per annum from January 1, 2004 until (but not including) January 1, 2014, payable semiannually, on January 1 and July 1 of each year, beginning on July 1, 2004. Unless the notes are previously redeemed, the annual interest rate will increase to 11% per annum from that date until (but not including) January 1, 2019. Interest paid in additional subordinated negotiable obligations due 2019: 5% per annum from January 1, 2004, to be paid on January 1, 2014 and January 1, 2019. Principal amortizes in full on January 1, 2019, unless the notes are previously redeemed at par plus accrued but unpaid interest, in whole or in part, at the Bank’s option, at any time after the 2010 Notes and the 2014 Notes have been repaid in full and, otherwise, in accordance with the terms of the agreements governing such notes.

(6)	The balance represents debt not tendered by its holders to the exchange offered by the Bank to restructure its foreign debt, which was completed in May 2004.

(7)
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

(8)	Borrowings to finance international trade operations to Bank customers.

(9)
Borrowing from Grupo Financiero Galicia to fund part of the subscription of the Bank’s shares issued as part of its August 2007 capital increase. The principal of the loan amounts to US$ 80 million. Interest accrues at a fixed rate of 7.75% per annum in the first year and in the second year it accrues at the 3-month Libor+350 basis points. Principal will be amortized as follows: US$ 18 million are due in July 2008 and the remaining principal amount is due in July 2009.

(10)	Ps. 47.2 million accrue at a 2.7% annual interest rate, and the remaining balance accrues at a 3.9% annual interest rate.

(11)
Corresponds to US$ 10.0 million of principal at incurrence accruing Libor+550 basis points, with interest payable semiannually, in May and November of each year, and. principal amortizing in 9 semiannual installments, beginning in May 2005 and ending in May 2009.

(12)	FFRE : “Fondo Fiduciario para la Reconstrucción de Empresas” (Fiduciary Fund for Reconstruction of Companies).

(13)	Includes premiums.

(14)	Issued in 2002 as part of the restructuring of Galicia Uruguay’s deposits. Includes:
•
2% Negotiable Obligations Due 2011: principal amortizes in 9 equal annual installments in September of each year, beginning in September 2003, the first 2 installments are of 15% of principal, and the remaining 7 are of 10% of principal. Interest is payable annually in September of each year, beginning in September 2003 and accrues at a fixed rate of 2% per annum.

•
Floating Rate Negotiable Obligations Due 2011: principal amortizes in 3 annual installments in December of each year, beginning in December 2009, the first 2 installments are of 30% of principal, and the remaining one is 40% of principal. Interest is payable semiannually in June and December of each year, beginning in December 2003, and accrues at Libor+300 basis points, and has a 7% cap.

•
2% Negotiable Obligations Due 2008: principal amortizes in 3 annual installments in December of each year, beginning in December 2006, the first 2 installments are of 30% of principal, and the remaining one is of 40% of principal. Interest is payable semiannually in June and December of each year, beginning in December 2003, and accrues at a fixed rate of 2% per annum.

Off- Balance Sheet Contractual Obligations
Operating Leases
As of December 31, 2007, we also had off-balance sheet contractual obligations arising from the leasing of certain properties used as a part of our distribution network. The estimated future lease payments in connection with these properties is as follows:

In millions of Pesos
2008	34.98
2009	39.77
2010	43.89
2011	50.00
2012	57.98
2013 and After	67.10

Total	293.73

Other
As a shareholder of certain water-supply concessionaires in Argentina, the Bank guaranteed their compliance with certain obligations arising from the concession contracts signed by Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A (in liquidation) and Aguas Cordobesas S.A. In addition, the Bank and the other shareholders committed, in certain circumstances, to provide financial support to these companies if they were unable to fulfill the commitments they had undertaken with various international financial institutions. As of December 31, 2007, only the commitment related to Aguas Cordobesas S.A. was outstanding.
With respect to Aguas Cordobesas S.A., the Bank, as a shareholder and proportionally to its 10.833% interest, is jointly responsible, to the Province of Córdoba, for contractual obligations under the concession contract for its entire term. Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, the province may force the Bank to assume the unfulfilled commitment, but only in the proportion and to the extent of the interest held by the Bank. See Note 3 to our consolidated financial statements.

Off-Balance Sheet Arrangements
Our off-balance sheet risk mainly arises from the Bank’s activities.
In the normal course of business, the Bank is a party to financial instruments with off-balance sheet risk in order to meet the financing needs of its customers. These instruments expose us to credit risk in addition to the amounts recognized on our consolidated balance sheets. These financial instruments include commitments to extend credit, standby letters of credit, guarantees granted and acceptances.
Commitments to Extend Credit, Stand-By Letters of Credit and Guarantees Granted
Guarantees granted are surety guarantees in connection with transactions between two parties. Standby letters of credit and guarantees granted are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Acceptances are conditional commitments for international trade transactions.
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
Our credit exposure related to these items as of December 31, 2007, is summarized below:

December 31,
2007
(in millions of Pesos)
Commitments to Extend Credit	827.9
Standby Letters of Credit	144.2
Guarantees Granted	139.7
Acceptances	56.3
In addition to the above commitments, as of December 31, 2007, purchase limits available for credit-card holders, of both the Bank and the regional credit card companies, amounted to Ps. 12,058.3 million.
The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to our customers, we may require counter guarantees. As of December 31, 2007, these counter guarantees, classified by type, were as follows:

December 31,
2007
(in millions of Pesos)
Preferred Counter Guarantees	24.8
Other Counter Guarantees	26.5
See note 26 to our audited consolidated financial statements.

Other
We account for checks drawn on us and other financial institutions, as well as other items in the process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process as of December 31, 2007, were as follows:

December 31,
2007
(in millions of Pesos)
Checks Drawn on the Bank	297,1
Checks Drawn on Other Banks	360,5
Bills and Other Items for Collection	1,640,9
With respect to fiduciary risk, we act as trustee of trust agreements to guarantee obligations arising from various contracts between parties. As of December 31, 2007, the trust funds amounted to Ps. 858.0 million. In addition, we hold securities in custody, which as of December 31, 2007 amounted to Ps. 6,694.3 million.
See note 26 to our audited consolidated financial statements.
Critical Accounting Policies
We believe that the following are our critical accounting policies, as they are important to the portrayal of our financial condition and results of operations and require our most difficult, subjective and complex judgment and the need to make estimates about the effect of matters that are inherently uncertain.
Allowance for Loan Losses
Our allowance for loan losses including the allowance for loan losses of the regional credit card companies is maintained in accordance with Argentine Central Bank rules. Under such rules, a minimum allowance for loan losses is calculated primarily based upon the classification of Banco Galicia’s commercial loan borrowers and upon delinquency aging (or the number of days the loan is past due) for individual loan borrowers of both the Bank and the regional credit card companies and for the Bank’s commercial loans of less than Ps. 500,000. Although we are required to follow the methodology and guidelines for determining the minimum loan loss allowance as set forth by the Argentine Central Bank, we are allowed to establish additional allowances for loan losses. The determination of the allowance for loan losses requires a significant degree of judgment.
For commercial loans, we are required to classify all of our commercial loan borrowers. In order to perform the classification, we must consider the management and operating history of the borrower, the present and projected financial situation of the borrower, the borrower’s payment history and ability to service the debt, the capability of the borrower’s internal information and control systems and the risk in the sector in which the borrower operates. We apply the minimum loss percentages required by the Argentine Central Bank to our commercial loan borrowers based on the loan classification and the nature of the collateral, or guarantee in respect of the loan. In addition, based on the overall risk of the portfolio, we consider whether or not additional loan loss reserves in excess of the minimum required are warranted.
For our consumer loan portfolio, including the loan portfolios of the Bank and the regional credit card companies, we classify loans based upon delinquency aging, consistent with the requirements of the Argentine Central Bank. Minimum loss percentages required by the Argentine Central Bank are also applied to the totals in each loan classification.
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

Minimum Presumed Income Tax
We have recognized the minimum presumed income tax accrued as of December 31, 2007, December 31, 2006 and December 31, 2005 and paid in prior years, as an asset as of December 31, 2007, December 31, 2006 and December 31, 2005, respectively, because we expect to be able to compute it as a payment on account of income tax in future years. Recognition of this asset arises from the ability to generate sufficient taxable income in future years to absorb the asset before it expires. Management’s determination of the likelihood that deferred tax assets can be realized is subjective, and involves estimates and assumptions about matters that are inherently uncertain. The realization of deferred tax assets arises from levels of future taxable income and the achievement of tax planning strategies. Underlying estimates and assumptions can change over time, influencing our overall tax positions, as a result of unanticipated events or circumstances.
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
Allowance for Loan Losses
The allowance for loan losses represents the estimate of probable inherent losses in the loan portfolio. Determining the allowance for loan losses requires significant management judgments and estimates including, among others, identifying impaired loans, determining customers’ ability to pay and estimating the fair value of underlying collateral or the expected future cash flows to be received. Actual events are likely to differ from the estimates and assumptions used in determining the allowance for loan losses. Additional provisions for loan losses could be required in the future.
Fair Value Estimates
A portion of our assets is carried at fair value, including trading and available for sale securities. As of December 31, 2007, approximately Ps. 4,269.7 million of our assets were recorded at fair value and mainly included available-for-sale securities and retained interests in assets transferred to financial trusts.
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
As of December 31, 2007, our assets that were fair valued using discounted cash flows techniques amounted to Ps. 1,061.6 million and mainly included retained interests in financial trusts.

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
Deferred Tax Asset Valuation Allowance
Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the carrying amounts of assets and liabilities recorded for accounting and tax reporting purposes and for the future tax effects of net operating loss carryforwards. We had a significant amount of deferred tax assets as of December 31, 2007, 2006 and 2005. Recognition of those deferred tax assets is subject to management’s judgment based on available evidence that realization is more likely than not and they are reduced, if necessary, by a valuation reserve. Management’s judgment on the likelihood that deferred tax assets can be realized is subjective and involves estimates and assumptions about matters that are inherently uncertain. This judgment involves estimating future taxable income and the timing at which the temporary differences between book and taxable income will be reversed. Underlying estimates and assumptions can change over time, influencing our overall tax positions, as a result of unanticipated events or circumstances.
Based on the generation of significant tax losses until fiscal year 2004 and the uncertainty with respect to the generation of taxable income in the near term, a valuation reserve on the net deferred tax assets, except those associated with certain of our subsidiaries for which realization is more certain than not, was recognized in 2005.
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
We had significant accumulated tax loss carryforwards as of December 31, 2006 and 2007. Based on the analysis performed on the realizability of the tax loss carryforwards, it seems that we will recover only a portion of the future net operating tax loss carryforwards with future taxable income. Therefore, it seems that it is more likely than not that the remaining portion of the net operating tax loss carryforwards and presumed minimum income tax will not be recovered in the carryforward period and, hence, a valuation allowance was provided against this amount.
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
At the end of 2005, the Hedge Bond was pending receipt in full and the right to purchase the Hedge Bond was not considered an asset, as the Bank could not obtain the benefit of the Hedge Bond given that the transaction had not been approved by the Argentine Central Bank and the Bank had not remitted funds to the Argentine Central Bank. The liability under U.S. GAAP was not recognized until the Bank actually entered into the financing arrangement. For U.S. GAAP purposes, the amounts recognized under Argentine Banking GAAP had to be fully reversed as the Hedge Bond to be received was not considered to be an asset under U.S. GAAP. As of December 31, 2006, with the delivery to the Bank of 90.8% of the Hedge Bond, the adjustment made the prior year was reversed in the same proportion, as the Bank had acquired control of 90.8% of the asset that previously was not recognized as such. The remaining 9.2% of the Hedge Bond pending receipt as of December 31, 2006, and the related advance was accounted for at fair value, as an option contract in accordance with SFAS 133.
As of December 31, 2007, 2006 and 2005, under Argentine Banking GAAP, the Bank had recorded under “Intangible Assets” the difference arising from the reimbursement of Reprogrammed Deposits at the market exchange rate pursuant to amparo claims and the carrying value of these deposits. The receivable for differences related to amparo claims does not represent an asset under U.S. GAAP.
Financial Guarantees
Pursuant to Decree No.1836/02 and the Argentine Central Bank Communiqué “A” 3828, the Bank entered into the exchange offer to exchange Reprogrammed Deposits certificates, or Cedros, for Boden 2005, 2006, 2012 and 2013 Bonds. The Boden Bonds offered to the holders of the Cedros were Dollar-denominated unsecured Argentine Government bonds. As part of this restructuring, the Bank was required to guarantee the payment of the Boden Bonds to the holders of the Cedros at a price equal to Ps. 1.40 per US$ 1.00 adjusted by applying the accumulated CER from February 3, 2002 to the expiration date of the Boden Bonds. The price cannot exceed the Argentine Peso per US$ free exchange rate at the expiration date of the Boden Bonds.
Under U.S. GAAP, effective January 1, 2003, we adopted FAS Interpretation No. 45. As a result, we recognized a liability for the fair value of the obligations assumed. If the fair value of the obligations assumed changes, we might have a significant impact in our results.
Securitizations
Under U.S. GAAP, there are two key accounting determinations that must be made relating to securitizations. A decision must be made as to whether a transfer would be considered a sale under U.S. GAAP, resulting in the transferred assets being removed from our consolidated balance sheet with a gain or loss recognized. Alternatively, the transfer would be considered a secured borrowing, resulting in recognition of a liability in our consolidated balance sheet. The second key determination to be made is whether the securitization entity must be consolidated and included in our consolidated balance sheet or whether such entity is sufficiently independent that it does not need to be consolidated.
If the securitization entity’s activities are sufficiently restricted to meet certain accounting requirements in order to be considered a qualifying special-purpose entity (QSPE), the securitization entity is not consolidated by the seller of the transferred assets. Additionally, under FIN  46, if securitization entities other than QSPEs meet the definition of a variable interest entity (VIE), we must evaluate whether it is the primary beneficiary of the entity and, if so, must consolidate it.

Certain of our securitization transactions meet the criteria for sale accounting and non-consolidation. As established by FAS 140 these criteria are: (i) the transferred assets have been isolated from the transferor—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (ii) each transferee (or, if the transferee is a qualifying special-purpose entity (SPE), each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor, and (iii) the transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.
During 2007, 2006 and 2005, we participated in securitization transactions for Ps. 717.4 million, Ps. 787.5 million and Ps. 575.4 million, respectively, of which Ps. 372.3 million in 2007 and Ps. 91.3 million in 2005 were not considered sales and consolidated in the consolidated financial statements.
Principal Trends
Related to Argentina
In the last five years, the Argentine economy has grown at rates exceeding 8%. Growth expectations for Argentina in the near future are based, on one hand, on a favorable international economic context, mainly with respect to commodity prices, competitiveness of the Peso vis-à-vis the currencies of some of Argentina’s trading partners which have strengthened their currencies with respect to the US Dollar, and consensus estimates about world growth for 2008. These estimates indicate that the world’s economy is expected to grow in 2008 at a rate of approximately 3.7% (which is still high though lower than in 2007), despite the occurrence of the subprime crisis in the United States and its effects on international financial markets and a slowdown in industrial economies. On the other hand, growth expectations for the Argentine economy in 2008 are also based on its own fundamentals, together with the performance recorded by the economy in 2008 up to the date of this annual report.
The lower growth expectations for the Argentine economy are mainly based on the trade off between growth and inflation, with the high growth of aggregate demand of the past years being one of the main factors behind the increase in inflationary pressures since 2006. Consequently, market expectations are that, in 2008, government spending will likely increase at a lower rate than in 2007, contributing to aggregate demand deceleration. This will likely also contribute to an increase in the Government’s fiscal surplus, to an expected 3.6% of GDP from the 2.3% of GDP reached in 2007, excluding the one-time transfer of funds from the private pension fund system (AFJPs) to the public system. Measured on such terms, the fiscal surplus in 2007 was lower than in 2006, a situation the Government is expected to seek to reverse. With respect to private consumption, the main component of aggregate demand, its high growth in the last few years has been the result, to a large extent, of the improvement in real wages and the decrease in unemployment. Inflation could limit further improvements in these variables in 2008. In addition, the current dispute between the Government and farmers over recent tax increases adopted by the Government has generated a context of uncertainty and lower demand and activity across all of the agribusiness value chain, which has especially affected economic activity in the Interior of the country. This dispute, which has not been resolved yet and the resolution of which is still uncertain, is adversely affecting the overall economy and is postponing economic agents spending and investment decisions and reducing Argentina’s commodity exports. The outcome of this dispute and its impact on the Argentine economy as a whole in 2008 cannot be predicted yet, but it is likely to result in a slowdown in GDP growth, especially if coupled with rising inflation.
Therefore, we expect growth to continue in the near future, but at a lower rate than in 2007.
After the devaluation in 2002, there was an overshooting of the exchange rate, which subsequently decreased and stabilized in nominal terms, slightly decreasing in real terms. Subsequently, in the last few years, the Peso has generally appreciated in real terms against the US Dollar. However, the decline of the US Dollar against the currencies of most of Argentina’s other significant trading partners, which have revalued their currencies against the US Dollar, has kept the Peso competitive. We expect this trend to continue in 2008.
This relative price trend, i.e., the increase in Argentina’s competitiveness through a higher exchange rate, together with a strong aggregate internal and external demand and the increase in commodity prices, explain the increasing trend recorded by domestic prices in the last few years. We expect inflation in 2008 to be substantially similar to or somewhat higher than that recorded in 2007. Even though inflation has increased in the last few years, the above-mentioned more restrictive fiscal policy should have a moderating effect on it. However, substantial uncertainty remains as to the policies that the Government will apply to tackle higher inflation and their actual degree of success.

With respect to the financial industry, as noted, after the 2001-2002 crisis, economic growth has translated into a sustained increase in levels of activity, with total private-sector deposits in the financial system having increased 305.6% between December 31, 2007 and September 30, 2002, and total loans from the financial system to the private sector having increased 182.6% between the same dates. However, financial penetration in Argentina, measured in terms of the total financial system’s private-sector deposits and loans as a percentage of the GDP, remains low when compared with international levels and with past levels recorded in Argentina, especially in the case of loans to the private sector. These loans represented approximately 13% of the GDP at the end of 2007, as compared to approximately 23.3% at the end of 1999. In turn private-sector deposits represented approximately 18.8% of GDP at the end of 2007, compared to 25.9% in 2000.
We believe that, in the context of a growing economy, the financial system’s activity levels should continue increasing at high rates. And, given that financial penetration in Argentina should tend to reach levels more similar to those experienced before the 2001-2002 crisis, the financial business should grow above the economy as a whole.
The Argentine financial system has experienced significant consolidation after the 2001-2002 crisis and, as a long-term trend, since the 1980s. In addition, the financial system’s recent growth and its current growth prospects have generated increased competition from all of the banks operating in Argentina. Consolidation and high competition are likely to continue in the near future.
Related to Us
As explained herein under “—Results of Operations for the Fiscal Years Ended December 31, 2007, December 31, 2006 and December 31, 2005”, our net financial income has been negatively impacted by the adjustments to the valuation of our exposure to the public sector mandated by Argentine Central Bank’s valuation rules in these three fiscal years and the negative margin on our matched foreign currency position generated by the low yield of the Boden 2012 Bonds. In addition, until 2006, inclusively, the delay in the delivery to the Bank of the Boden 2012 Bonds corresponding to the Hedge Bond caused a significant loss of net financial income. In 2007, this effect was not present anymore and repayment of all of our debt with the Argentine Central Bank contributed to a significant reduction in our financial expenses.
In turn, the significant increase in our overall level of activity in the last five years, which led to major increases in the volume of our fee based business and financial intermediation with the private sector, has had a positive impact on our net financial income and on our net income from services. Despite this growth, given that our net financial income began to recover from the very low levels in historical terms reached after the 2001-2002 crisis, both in absolute values and relative to total assets, it is still low relative to our net income from services. This condition calls for the continuation of our efforts to reduce the non-interest yielding assets generated as a consequence of the 2001-2002 crisis and the Dollar-denominated intermediation between high cost restructured foreign debt and Libor-yielding Boden 2012 Bonds, while pursuing our strategy of increasing the size of our financial intermediation business with the private sector. We expect such strategy to continue to improve our net financial income in 2008, both in absolute and relative terms, and to translate into greater net income from services. We also expect the aggregate increase in our administrative expenses and provisions for loan losses, to remain below that of net operating revenue, despite a certain deterioration of the credit environment after several years of an extraordinary low risk environment that has began to show signs of normalization after several years of growth in lending.
Non-recurring financial losses may be incurred from the realization or from the mark-to-market of certain of our public-sector assets. However, we expect losses from the valuation of public-sector assets in accordance with Argentine Central Bank valuation rules not to increase significantly from those recorded in fiscal year 2007, unless there is a substantial further increase in market interest rates (which would reduce the present value at which we carry our portfolio of Secured Loans, in accordance with applicable valuation rules). We also expect that in 2008 we will incur lower losses from the amortization of differences for amparo claims than in 2007, mainly due to the reduction of the amount to be amortized and the deferral of the amortization of part of such amount to the period between 2009 and 2011.

It is expected that all of the above would promote the likelihood of greater bottom line profitability.
Our strategy for increasing our recurring operating profitability is to achieve a significant and sustained increase in the volume of our intermediation business with the private sector. Being able to maintain a high growth rate in lending to the private sector depends, among other things but to a large extent, on the continuity of the current environment of sustained and high overall growth of the Argentine economy, as well as on the availability of funding and capital. Completion of the Bank’s capital increase has provided the necessary capital for expansion of our financial intermediation business at a competitive rate.
In the past years, we have taken significant steps towards the strengthening of our financial condition by reducing our exposure to the public sector, increasing our capitalization, repaying in advance all of the Bank’s debt for financial assistance received from the Argentine Central Bank, and significantly reducing our restructured foreign debt. As previously explained herein, this strengthening of our financial condition enhances our earnings generation capacity going forward. We expect to continue reducing our restructured foreign debt to the extent that the market prices of our assets and liabilities allow us to avoid losses from debt repurchases that would affect our capital and as long as general liquidity conditions are favorable.
However, our outlook should be viewed in light of the considerations noted under Item 3. “Key Information—Risk Factors.” In the past, high and accelerating inflation has negatively and materially affected the size of the financial business in Argentina and the volume of deposits and loans in the Argentine financial system, weakening the development of financial intermediation activities. That kind of inflation would trigger a flight from the Peso and a decrease in the public’s demand for money, including deposits, and would weaken credit supply, impairing financial intermediation activities. It would also prompt an increase in interest rates, which would adversely affect economic activity. High volatility of economic variables in real terms, a decrease in real wages, high uncertainty and a significant shortening of contract horizons would be other byproducts of high inflation, which would erode economic agents’ spending, planning and decision making capacity and the overall economy’s functioning, all of which would have an adverse effect on our business and profitability. The volatility of the international environment could also affect, both the Argentine economy’s real and financial markets. Higher inflation, lower growth or a recession, and/or a movement into a less favorable phase of the credit cycle would also have an adverse effect on us. The slower the growth, or the weaker the economic conditions are, compared with current forecasts, the more our financial results could be adversely affected. Even if for a certain period results could improve because of higher spreads, we believe that the impact of lower volumes would end up more than offsetting such gains.
Item 5B. Liquidity and Capital Resources
Liquidity — Holding Company on an Individual Basis
We generate our net earnings/losses from our operating subsidiaries, especially Banco Galicia, our main operating subsidiary. Until 2001, the Bank was the primary source of funds available to us in the form of dividends.
The Bank’s dividend-paying ability was impaired since late 2001 by the effects of the 2001-2002 crisis on its liquidity and income-generation capacity. In addition, there are other restrictions on the Bank’s ability to pay dividends resulting from applicable Argentine Central Bank rules and the loan agreements entered into by the Bank as part of its foreign debt restructuring. We have not received dividends from the Bank since October 2001. See Item 8. “Financial Information—Dividend Policy and Dividends.”
The extent to which a banking subsidiary may extend credit or otherwise provide funds to a holding company is limited by Argentine Central Bank rules. For a description of these rules, see Item 4. “Information on the Company—Argentine Banking Regulation—Lending Limits.”
On a stand-alone basis, our current policy is to retain earnings to pay for our operating expenses, support the growth of certain of our businesses and repay the loan granted by Merrill Lynch International to us. Cash available to support the growth of certain of our businesses will be limited until said loan is fully repaid.

As of December 31, 2007, on a non-consolidated basis, we had cash and due from banks in the amount of Ps. 10.7 million and short-term investments for Ps. 16.4 million.
As of December 31, 2005 we held US$ 97.4 million of face value of 2019 Notes issued by the Bank in May 2004 in exchange for the 149 million preferred shares issued by us in connection with the Bank’s foreign debt restructuring. During May 2006, we sold in the market most of our holdings of those securities and used the proceeds to purchase 2014 Notes. As of December 31, 2006, we held US$ 107.0 million of face value of 2014 Notes and US$ 4.3 million of face value of 2019 Notes. In January 2007, we sold the latter and part of our 2014 Notes and acquired loans maturing in 2019 issued by the Bank as part of its foreign debt restructuring. As of December 2007, we held US$ 10.2 million of face value of such loans. In July 2007, in an exercise of our preemptive rights, we used our remaining US$ 102.2 million of face value of 2014 Notes and cash to subscribe for 93.6 million shares of the Bank, in the offering carried out by the Bank. To fund such cash subscription we entered into an US$ 80 million loan agreement in July 2007. See Item 10. “Additional Information—Material contracts” and Item 3. “Key Information—Risk Factors—Risk factors relating to Us—Our ability to repay indebtedness at the holding company level may be impaired due to the lack of liquidity at such level.”
Each of our subsidiaries is responsible for their own liquidity management. For a discussion of the Bank’s liquidity management, see “—Banco Galicia’s Liquidity Management—Banco Galicia (Unconsolidated) Liquidity Management.”
Consolidated Cash Flows
Our consolidated statements of cash flows were prepared using the measurement methods prescribed by the Argentine Central Bank, but in accordance with the presentation requirements of SFAS No. 95, Statement of Cash Flows. See our consolidated cash flow statements as of and for the fiscal years ended December 31, 2007, December 31, 2006, and December 31, 2005, included in this annual report.
As of December 31, 2007, on a consolidated basis, we had Ps. 3,766.2 million in available cash (defined as total cash on hand and cash equivalents), representing a Ps. 1,222.0 million decrease from the Ps. 4,988.2 million as of December 31, 2006. At the end of fiscal year 2006, our available cash (and cash equivalents) had increased in the amount of Ps. 2,941.4 million from the Ps. 2,046.8 million of available cash (and cash equivalents) at the end of the prior fiscal year, representing an increase of 120.4%.
Effective May 14, 2007, and in accordance with the provisions of Argentine Central Bank’s Communiqué “A” 4667, we were required to change our policy for determining which items are treated as cash equivalents in the preparation of the statement of cash flows. For the three fiscal years ended December 31, 2007, cash equivalents comprise Argentine Central Bank debt instruments (Nobac and Lebac) having a remaining maturity that does not exceed 90 days, securities in connection with reverse repo transactions with the Argentine Central Bank, short term call loans to corporations, local interbank loans, and overnight placements in correspondent banks abroad. Cash equivalents also comprise, in the case of the regional credit card companies, time deposit certificates and mutual fund shares.
The table below summarizes the information from our consolidated statements of cash flows for the three fiscal years ended December 31, 2007, which is also discussed in more detail below.

	December 31,
	2007		2006		2005
	(in millions of Pesos)
Funds (1) at the Beginning of the Fiscal Year	Ps.	4,988.2	Ps.	2,046.8	Ps.	1,646.6

Funds Provided (Used) by Operating Activities		2,449.8		3,548.1		1,379.5

- Funds Provided by the Sale of or Proceeds from Government Securities		1,589.5		1,267.5		1,045.0
- CER Adjustment		485.6		891.9		(484.8)
- Other		374.7		1,388.7		819.3

Funds Provided (Used) by Investing Activities		(1,715.7)		689.3		(943.3)

- Net Increase/Decrease in Loans		(1,410.8)		894.1		(804.1)
Loans to the Private Sector		(2,027.8)		(27.3)		(810.7)
Loans to the Public Sector		617.0		921.4		6.6
- Other		(304.9)		(204.9)		(139.2)

	December 31,
	2007		2006		2005
	(in millions of Pesos)
Funds Provided (Used) by Financing Activities		(2,003.9)		(1,302.4)		(41.4)

- Net Increase in Deposits		1,752.5		1,894.3		1,696.3
- Funds Provided/Used by Repos		229.9		934.4		(259.1)
- Funds Raised by the Regional Credit Card Companies		174.9		418.0		179.2
- Payments on Long-term Debt		(1,770.3)		(656.5)		(301.5)
- Payments on Long-term Debt by Galicia Uruguay		(53.2)		(30.5)		(117.0)
- Payments on Debt with the Argentine Central Bank		(2,713.0)		(4,034.7)		(1,170.0)
- Other		375.3		172.6		(69.3)
-Effect of Exchange Rate on Cash and Cash Equivalents		47.8		6.4		5.4

Funds at the End of the Fiscal Year	Ps.	3,766.2	Ps.	4,988.2	Ps.	2,046.8

(1)	Cash and cash equivalents.
Our investing activities primarily consist of our origination of loans and other credits to the private sector, net of loan portfolio securitizations. In the last years, these activities have also included reducing our public-sector exposure through both sales and collections. Our financing activities primarily include raising customer deposits, in addition to entering into sales of government securities under repurchase agreements, issuing bonds in the local and foreign capital markets and borrowing from foreign and local banks and international credit agencies. In the last few years, these activities have also included reducing expensive liabilities incurred as a consequence of the 2001-2002 crisis.
As shown by the table above, and explained in more detail below, in the last three years and consistently with our strategy of strengthening our balance sheet, we have generated significant amounts of cash from our exposure to the public sector, which represents mainly the Bank’s exposure, for approximately Ps. 1,051.6 million in 2005 and Ps. 3,080.8 million and Ps. 2,683.9 million, respectively, in 2006 and 2007, and have used cash generated by such assets (as well as these assets directly) mainly to repay debt with the Argentine Central Bank and restructured foreign debt, both representing liabilities incurred as a consequence of or related to the 2001-2002 crisis. Such public-sector assets are associated both with our operating activities (mainly Bogar Bonds and Boden 2012 Bonds) and our investing activities (Secured Loans). Cash was generated by proceeds from the sale of such public-sector assets as well as from the collection of principal and interest on such assets. Proceeds from Bogar Bonds and Secured Loans were mostly used for the repayment of Argentine Central Bank debt while proceeds from Boden 2012 Bonds were used for the repayment of restructured foreign debt.
Proceeds from Boden 2012 Bonds were particularly significant in fiscal year 2006 when, due to the acquisition of most of the Hedge Bond, the Bank collected past due amortization and interest on the acquired Boden 2012 Bonds, corresponding to that year and to the prior fiscal year. In addition, sales of Secured Loans were most significant in 2006. The cash accumulated at the close of fiscal year 2006 was applied to the repayment of Argentine Central Bank debt and restructured foreign debt in early 2007.
In the last three years, due to the aggressive repayment of the above-mentioned liabilities, cash and cash equivalents generated by operating activities were used by investing activities and financing activities, except in fiscal year 2006 in which investing activities actually provided cash due to sales of Secured Loans. However, cash was generated also, to a large extent, by deposit raising and other sources (securitizations of loans, by both the Bank and the regional credit card companies, repos and bank borrowings in the case of the Bank and negotiable obligations issuances by the regional credit card companies) in amounts sufficient to fund our growing business with the private sector and the significant increases in our lending to such sector.
Management believes that cash flows from operations and available cash and cash equivalent balances, will be sufficient to fund our financial commitments and capital expenditures for fiscal year 2008.

Cash Flows from Operating Activities
In fiscal year 2007, net cash provided by operating activities exceeded our net income and amounted to Ps. 2,449.8 million, due to depreciation and amortization of intangibles assets, which represent non-cash expenses, for Ps. 214.6 million, and loan loss provisions, which, similarly, do not require cash at the time of provision and which, net of reversals, amounted to Ps. 269.2 million. In addition, net cash was provided by the following fluctuations in operating assets and liabilities: (i) a Ps. 1,589.5 million decrease in government securities mainly attributable to sales of Bogar Bonds excluding CER adjustments for Ps. 208.0 million, sales of Boden 2012 Bonds for Ps. 601.5 million, collection of amortization and interest on Boden 2012 Bonds for Ps. 639.9 million, and collection of amortization and interest on Bogar Bonds and Secured Loans, (ii) Ps. 485.6 million collection of the CER adjustment associated with Bogar Bonds sold, net of payments for Ps. 161.3 million on other debt (premiums on repos, short-term loans, etc.). Cash generated from operating activities was lower than in fiscal year 2006, basically because in fiscal year 2006 collection on Boden 2012 Bonds was of an extraordinary amount, while such collection was normalized in 2007.
In 2006, net cash provided by operating activities amounted to Ps. 3,548.1 million, due to depreciation and amortization, of Ps. 92.9 million, and loan loss provisions net of reversals of Ps. 80.9 million. In addition, net cash was provided by the following fluctuations in operating assets and liabilities: (i) a Ps. 1,267.5 million decrease in government securities, mainly due to sales of Bogar Bonds and the monthly collection of principal and interest on those bonds (excluding the CER adjustment), for Ps. 1,254.1 million, (ii) a Ps. 1,064.4 million decrease in other assets, mainly attributable to proceeds from Boden 2012 Bonds, for Ps. 1,126.2 million (collection of past due amortization and interest on Boden 2012 Bonds corresponding to the portion of the Hedge Bond that was pending receipt as of the end of fiscal 2005 and that was delivered to us in late 2006, and amortization and interest on Boden 2012 Bonds sold under agreements to repurchase), (iii) collection of Ps. 891.9 million associated with the CER adjustment mainly corresponding to public-sector assets sold, and (iv) a Ps. 162.3 million increase in debt with retailers of the regional credit card companies. The increase from the amount generated in 2005 is attributable to greater proceeds from our exposure to the public sector, mainly collection of past due principal and interest on Boden 2012 Bonds when these bonds were acquired and the cashing in of the CER adjustment on Secured Loans sold.
In fiscal year 2005, net cash provided by operating activities amounted to Ps. 1,379.5 million, exceeding the Ps. 107.2 million net income due to the following items not requiring the use of cash: depreciation, for Ps. 219.7 million, and loan loss provisions net of reversals for Ps. 48.2 million. The net CER adjustment of all assets and liabilities, accrued but not realized, amounting to Ps. 484.8 million did not represent an increase in cash. Cash was also generated by: (i) a Ps. 1,045.0 million decrease in government securities, mainly due to collection of principal and interest on Bogar Bonds and Secured Loans for Ps. 456.0 million, and (ii) a Ps. 476.9 million decrease in other assets, mainly attributable to proceeds from Boden 2012 Bonds, for Ps. 178.0 million (amortization and interest) and Galtrust I securities, for Ps. 183.0 million (partial sale and interest).
Cash Flows from Investing Activities
In fiscal year 2007, net cash used by investing activities increased to Ps. 1,715.7 million. This increase was mainly attributable to the use of Ps. 1,410.8 million to fund the increase in the Bank’s loan portfolio resulting from a Ps. 2,027.8 million net increase in our private-sector loan portfolio (net of securitizations for Ps. 617.0 million) and was partially offset by the sale of Secured Loans. In addition, cash for Ps. 287.6 million was applied to bank premises and equipment, miscellaneous and intangible assets, mainly representing payments of deposits pursuant to amparo claims. Cash used by investing activities increased from 2006, as our private-sector loan portfolio increased, loan securitization was slightly lower and less cash was generated by the sale of Secured Loans.
In fiscal year 2006 investing activities generated cash for Ps. 689.3 million, mainly due to the Ps. 894.1 million net decrease in the Bank’s loan portfolio resulting from the sale of Secured Loans, which more than offset the net increase in loans to the private sector. The use of cash to extend loans to the private sector was only of Ps. 27.3 million because this amount is net of the securitized loans of both the Bank and the regional credit card companies, which generated cash for Ps. 684.9 million in aggregate. In addition, cash for Ps. 196.3 million was applied to bank premises and equipment, miscellaneous and intangible assets, mainly representing payments of deposits pursuant to amparo claims.
In fiscal year 2005, investing activities used Ps. 943.3 million of cash, mainly for the funding of the Ps. 804.1 million net increase in the Bank’s loan portfolio, due to a Ps. 810.7 million increase in loans to the private sector, and the Ps. 108.9 million decrease in bank premises and equipment, miscellaneous and intangible assets (mainly representing payments of deposits pursuant to amparo claims).

Cash Flows from Financing Activities
In fiscal year 2007, financing activities used cash in the amount of Ps. 2,003.9 million, mainly due to a Ps. 1,752.5 million net increase in deposits, a Ps. 229.9 million net increase in repo transactions, a Ps. 174.9 million net increase in long term credit facilities (representing funds obtained by the regional credit card companies through the issuance of negotiable obligations), and a Ps. 407.5 million increase in funds obtained mainly from financial institutions and credit agencies (including part of the US$ 80 million loan granted to us and a Ps. 102.9 million credit line from the IDB for on lending to SMEs), which increases were more than offset by the following:
(i) a Ps. 1,823.5 million decrease in long-term liabilities, mainly corresponding to: (a) payments of interest on restructured debt for Ps. 280.0 million, (b) principal amortization of the 2007 Notes for Ps. 121.6 million, (c) payments by the regional credit card companies on negotiable obligations for Ps. 151.0 million, (d) repurchases of loans due 2010 and 2014 for Ps. 593.3 million, (e) payment of two amortization installments on debt due 2010 for Ps. 277.9 million, (f) prepayment of 2010 Notes for Ps. 155.9 million and of 2014 Notes for Ps. 119.1 million, (g) prepayment of 2014 Notes triggered by the cash subscription for the Bank’s capital increase under our restructured foreign debt agreements, for Ps. 71.5 million, and (i) settlement by Galicia Uruguay of restructured debt, for Ps. 53.2 million, and
(ii) a Ps. 2,332.5 million decrease of short-term borrowings, mainly due to the full repayment of financial assistance from the Argentine Central Bank, for Ps. 2,713.0 million, partially offset by an increase in borrowings from local banks, for Ps. 102.9 million.
In fiscal year 2006 financing activities used Ps. 1,302.4 million of cash, mainly due to a Ps. 1,894.3 million net increase in deposits, a Ps. 934.4 million increase in repo transactions, and a Ps. 418.0 million increase in long term credit facilities (representing funds obtained by the regional credit card companies), which increases were more than offset by:
(i) a Ps. 687.0 million decrease in long-term liabilities, mainly due to: (a) payments of interest on restructured debt for Ps. 326.2 million, (b) principal amortization on 2007 Notes for Ps. 118.5 million, (c) payments by the regional credit card companies on negotiable obligations for Ps. 178.9 million, and (d) settlement by Galicia Uruguay of restructured debt, for Ps. 30.5 million, and
(ii) a Ps. 3,856.8 million decrease in short-term borrowings due to payments on short-term borrowings, mainly financial assistance from the Argentine Central Bank, for Ps. 2,665.0 million (including both scheduled payments and amounts settled in advance), and on the advance from such entity for the acquisition of the Hedge Bond, for Ps. 1,369.7 million, net of increased borrowings (short-term call loans) from local banks for Ps. 75.5 million and increased financing from the IFC, for Ps. 64.0 million.
In fiscal year 2005, financing activities used cash in the amount of Ps. 41.4 million, mainly attributable to a Ps. 1,696.3 million increase in deposits and a Ps. 179.2 million increase in long term credit facilities (representing funds obtained by the regional credit card companies), more than offset by payments on long-term and short-term liabilities, with the latter including Ps. 1,170 million payments on financial assistance from the Argentine Central Bank (both for scheduled payments and amounts cancelled in advance).
Banco Galicia’s Liquidity Management
Banco Galicia Consolidated Liquidity Gaps
Liquidity risk is the risk that liquid assets are not available for the Bank to meet financial commitments at contractual maturity, take advantage of potential investment opportunities and meet demand for credit. To monitor and control liquidity risk, the Bank monitors and systematically calculates the gaps between financial assets and liabilities maturing within set time intervals based on contractual remaining maturity, on a consolidated basis with Galicia Uruguay and the regional credit card companies. All of the deposits in current accounts and other demand deposits and deposits in savings accounts are included in the first time interval. These figures are used to simulate different liquidity crisis scenarios based on assumptions stemming from historical experience.

As of December 31, 2007, the consolidated gaps between maturities of the Bank’s financial assets and liabilities based on contractual remaining maturity were as follows:

	As of December 31, 2007(1)
	Less than
	one Year	1 – 5 Years	5 – 10 Years	Over 10 Years	Total
	(in millions of Pesos, except ratios)
Assets
Cash and Due from Banks	1,300.2	—	—	—	1,300.2
Argentine Central Bank — Escrow Accounts	1,832.9	—	—	—	1,832.9
Overnight Placements	158.0	—	—	—	158.0
Loans — Public Sector	68.8	1,203.9	0.9	—	1,273.6
Loans — Private Sector	8,122.6	1,533.1	271.8	22.4	9,949.9
Government Securities	1,351.2	1,735.0	—	—	3,086.2
Negotiable Obligations and Corporate Securities	4.4	52.8	26.0	—	83.2
Financial Trusts	180.1	259.8	602.5	32.9	1,075.3
Special Fund Former Almafuerte Bank	184.1	182.9	—	—	367.0
Assets under Financial Lease	156.1	242.3	5.1	0.0	403.5
Other — Argentine Central Bank	—	—	—	—	—

Total Assets	13,358.4	5,209.8	906.3	55.3	19,529.8

Liabilities
Saving Accounts	3,391.8	—	—	—	3,391.8
Demand Deposits	2,865.3	—	—	—	2,865.3
Time Deposits	6,632.3	218.1	0.2	0.1	6,850.7
Argentine Central Bank	—	—	—	—	—
Negotiable Obligations	422.2	1,500.1	1,083.1	—	3,005.4
International Banks and Credit Agencies	279.9	149.0	74.9	—	503.8
Domestic Banks	121.4	191.8	35.7	—	348.9
Other Liabilities (1)	2,279.8	370.9	—	—	2,650.7

Total Liabilities	15,992.7	2,429.9	1,193.9	0.1	19,616.6

Asset / Liability Gap	(2,634.3)	2,779.9	(287.6)	55.2	(86.8)
Cumulative Gap	(2,634.3)	145.6	(142.0)	(86.8)	(86.8)
Ratio of Cumulative Gap to Cumulative Liabilities	(16.5)%	0.8%	(0.7)%	(0.4)%
Ratio of Cumulative Gap to Total Liabilities	(13.4)%	0.7%	(0.7)%	(0.4)%

Principal plus CER adjustment. Does not include interest.

(1)
Includes, mainly, debt with retailers due to credit card operations, liabilities in connection with repo transactions, debt with domestic credit agencies and collections for third parties. The “Less than One Year” bucket also includes Ps. 12.1 million corresponding to the Bank’s foreign debt not tendered by its holders in the exchange offered to restructure such foreign debt, which was completed in May 2004.

The Bank’s Board of Directors has defined a maximum limit for liquidity mismatches. This limit has been established at -25% (minus 25%) for the ratio of “cumulative gap to total liabilities” within the first year. As shown in the table above, the Bank complies with the established policy, since such gap was -13.4% (minus 13.4%) at the close of fiscal year 2007. As mentioned above, all of the deposits in current accounts and other demand deposits and deposits in savings accounts are included in the first time interval. However, historical experience shows that between 40% and 50% of these deposits represent a stable funding for the Bank and that such funding and the renewal of time deposits at maturity have funded the first-year negative gap. In addition, the Bank follows a liquidity policy based on the worst-case scenario of the recent economic history in Argentina, which policy is explained below.
Banco Galicia (Unconsolidated) Liquidity Management
The following is a discussion of the Bank’s liquidity management, excluding the consolidated companies.
Banco Galicia’s policy is to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities and meet customers’ credit demand. To set the appropriate level, forecasts are made based on historical experience and on an analysis of possible scenarios. This enables management to project funding needs and alternative funding sources, as well as excess liquidity and placement strategies for such funds. As of December 31, 2007, the Bank’s unconsolidated liquidity structure was as follows:

	As of December 31, 2007
	(in millions of Pesos)
Legal Requirement	Ps.	2,441.4
Excess Liquidity		1,518.0

Total Liquidity (1)	Ps.	3,959.4

(1)	Excludes cash and due from banks of consolidated companies.
The legal requirement refers to the “Minimum Cash Requirements” set by Argentine Central Bank regulations, minus the permitted reduction in the requirement in the amount of the balance of the Special Fund Former Almafuerte Bank as per Resolution No.408/03 of the Argentine Central Bank. For more information on the Argentine Central Bank regulations regarding reserve requirements for liquidity purposes, see Item 4. “Information on the Company—Argentine Banking Regulation—Legal Reserve Requirements for Liquidity Purposes.”
Excess liquidity consists of the following items: (i) 100% of the balance of overnight placements in banks abroad, (ii) 80% of short-term loans (call loans) to prime companies, (iii) 90% of the Lebac balance, (iv) 100% of the market value of available government securities, due to the potential liquidity that might be obtained through sales or repo transactions, (v) net short-term interbank loans (call loans), (vi) 100% of the balance at the Argentine Central Bank (including escrow accounts in favor of clearing houses) in excess of the necessary items to cover the Minimum Cash Requirements, and (vii) the amount of the technical cash which cannot be computed for compliance with such requirements.
The Bank sets its total liquidity objective based on the analysis of the behavior of the Bank’s deposits during the 2001-2002 crisis, considered as the “worst-case” scenario. Two liquidity levels are taken into account: the “operational liquidity” (to address the Bank’s daily operations) and the “additional liquidity” (excess amount available). Deposits are classified into “wholesale deposits” and “retail deposits.”
“Operational liquidity” was established at 5% of retail demand deposits and time deposits maturing in less than 10 days, plus the balance of the escrow accounts held at the Argentine Central Bank and the balances in correspondent banks needed to address foreign-trade operations.
“Additional liquidity” varies according to the remaining maturity of the different types of deposits and to the currency in which such deposits are denominated. As a result of the analysis performed, the Bank defined a floor for the “additional liquidity in Pesos” at 50% of the necessary funds to face the “worst case” scenario and for the “additional liquidity in US Dollars” the floor was set at 70% of the funds necessary to bear the “worst case” scenario. Simultaneously, a margin must be kept in order to face a potential drop in deposits of 5% in Pesos and 15% in US Dollars without failing to meet the Minimum Cash Requirements. At the end of fiscal year 2007, the “additional liquidity” included in the above table amounted to Ps. 2,292.2 million and US$ 357.3 million, equivalent to 58.1% and to 285.8% of the “worst case” scenario, respectively, with both percentages exceeding the policy limits established by the Bank.

Capital
Our capital management policy is designed to ensure prudent levels of capital. The following table analyzes our capital resources as of the dates indicated.

	As of December 31,
	2007			2006			2005
	(in millions of Pesos, except ratios, multiples and percentages)
Shareholders’ Equity	Ps.	1,654.5		Ps.	1,608.5		Ps.	1,626.8
Shareholders’ Equity as a Percentage of Total Assets		7.25%			6.81%			6.35%
Total Liabilities as a Multiple of Total Shareholders’ Equity		12.80	x		13.68	x		14.76	x
Tangible Shareholders’ Equity (1) as a Percentage of Total Assets		5.28%			4.68%			4.43%

(1)	Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.
For information on our capital adequacy and that of our operating subsidiaries, see Item 4. “Information on the Company—Selected Statistical Information—Regulatory Capital.”
Capital Expenditures
For a description of our capital expenditures in 2007 and our capital commitments for 2008, see Item 4. “Information on the Company—Capital Investments and Divestitures.” For a description of financing of our capital expenditures, see “—Consolidated Cash Flows.”
Item 6. Directors, Senior Management and Employees
Our Board of Directors
Our ordinary shareholders’ meeting took place on April 29, 2008. The following table sets out the members of our Board of Directors as of that date (all of whom are resident in Buenos Aires, Argentina), the positions they hold within Grupo Financiero Galicia, their dates of birth, their principal occupations and the expiration dates of their current terms.

			Principal		Current
Name	Position	Date of Birth	Occupation	Member Since	Term Ends
Antonio Garcés	Chairman of the Board and Chief Executive Officer	May 30, 1942	Banker	April 2002	December 2010
Federico Braun	Vice Chairman	February 4, 1948	Businessman	September 1999	December 2010
Abel Ayerza	Director	May 27, 1939	Businessman	September 1999	December 2008
Eduardo Escasany	Director	June 30, 1950	Businessman	April 2005	December 2009
Enrique Martin	Director	October 19, 1945	Businessman	April 2006	December 2008
Luis Oddone	Director	May 11, 1938	Businessman	April 2005	December 2009
Pedro Richards	Director	November 14, 1952	Businessman	April 2005	December 2009
Silvestre Vila Moret	Director	April 26, 1971	Businessman	June 2002	December 2010
Eduardo Zimmermann	Director	January 3, 1931	Businessman	April 2000	December 2008
Pablo Gutierrez	Alternate Director	December 9, 1959	Banker	April 2003	December 2008
María Ofelia Hordeñana de Escasany	Alternate Director	December 30, 1920	Businesswoman	April 2000	December 2010
Sergio Grinenco	Alternate Director	May 26, 1948	Banker	April 2003	December 2008
Alejandro Rojas Lagarde	Alternate Director	July 17, 1937	Lawyer	April 2000	December 2010
Luis Monsegur	Alternate Director	August 15, 1936	Accountant	April 2000	December 2010
The following is a summary of the biographies of the members of our Board of Directors:
Antonio Garcés: Mr. Garcés obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 1959. In April 1985, he was appointed as an alternate director, subsequently, he was appointed as the vice chairman in September 2001, the chairman of the board from March 2002 until August 2002, the vice chairman from August 2002 until April 2003, when he was elected as the chairman of the board, a position he currently holds, after being reelected on April 27, 2006. Mr. Garcés is also the liquidator of Gal Mobiliaria S.A. de Ahorro para Fines Determinados (in liquidation), as well as the first vice chairman of the Argentine Bankers Association and a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires. He was elected for his current position on April 23, 2003 and was reelected on April 28, 2005 and on April 29, 2008.
Federico Braun: Mr. Braun obtained a degree in industrial engineering at the Universidad de Buenos Aires. He was associated with the Bank from 1984 to 2002 having served as a member of the Bank’s Board of Directors during such period. Mr. Braun is the chairman of the board of Código S.A. and S.A. Importadora y Exportadora de la Patagonia; the vice chairman of Asociación de Supermercados Unidos and Mayorista Net S.A. and a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires. He was elected for his current position on June 3, 2002, and was reelected on April 28, 2005 and on April 29, 2008.

Abel Ayerza: Mr. Ayerza obtained a degree in business administration at the Universidad Católica Argentina. He was associated with the Bank from 1966 to 2002, having served as a member of the Bank’s Board of Directors from 1976 to 2002. Mr. Ayerza is a lifetime trustee (and second vice chairman) of the Fundación Banco de Galicia y Buenos Aires. In April 2000 he was elected as the vice chairman, he was appointed as the chairman of the board on June 3, 2002, and on April 23, 2003 he was elected for his current position, and later reelected on April 27, 2006. Mr. Ayerza is the uncle of Mr. Pablo Gutierrez.
Eduardo Escasany: Mr. Escasany obtained a degree in economics from the Universidad Católica Argentina. He was associated with the Bank from 1973 to 2002. He was appointed to the Bank’s Board of Directors in 1975, in 1979 he was elected as the vice chairman and from 1989 to March 21, 2002 he was the chairman of the Bank’s Board of Directors and its chief executive officer. He was the chairman of the Argentine Bankers Association from November 1993 to July 2002 having served as the vice-chairman between 1989 and 1993. He was chairman of our Board of Directors from April 2000 to June 2002. He was elected again as a member of the Board of Directors in April 2005, and reelected in April 2007. He is a lifetime trustee (and first vice chairman) of the Fundación Banco de Galicia y Buenos Aires. Mr. Escasany is Mrs. María Ofelia Hordeñana de Escasany’s son and Mr. Silvestre Vila Moret’s uncle.
Enrique Martin: Mr. Martin obtained a Degree in Law at the Universidad Nacional de Buenos Aires. He has been a professor at that university for twelve years and has a Post-Graduate Certificate in International Economics from the University of London. He was associated with the Bank from 1977 to 2002 where he was responsible for the International Banking Relations Department. Mr. Martin is a Senior Advisor to ZEIG S.A. — an investment management and financial advisory company — and is also a Director of the Argentine-Chilean Chamber of Commerce and an Advisor to the Canadian-Argentine Chamber of Commerce. He joined our Board of Directors in April 2006.
Luis Oddone: Mr. Oddone obtained a degree in national public accounting at the Universidad de Buenos Aires. Mr. Oddone is director of Petrolera del Cono Sur S.A. He was elected as a member of our Board of Directors in April 2005, and reelected in April 2007.
Pedro Richards: Mr. Richards obtained a degree in economics from the Universidad Católica Argentina and holds a master of science in management from the Sloan School of Management at the Massachusetts Institute of Technology. He was a director of the National Development Bank (BANADE). He has been associated with Banco Galicia since 1990. He was a member of the Board of Directors of Galicia Capital Markets S.A. between 1992 and 1994 and the vice chairman of Net Investment S.A. between September 2001 and May 2007. Since August 2000, he has been our managing director. Mr. Richards is also a director of Galval and the vice chairman of Sudamericana and Galicia Warrants. He served as an alternate director of Grupo Financiero Galicia from April 2003 until April 2005, when he was appointed as a director and was reelected as such in April 2007.
Silvestre Vila Moret: Mr. Vila Moret studied banking administration at the Universidad Católica Argentina. He was associated with the Bank from 1997 to 2002. Mr. Vila Moret was elected for his current position on June 3, 2002, and was reelected on April 28, 2005 and on April 29, 2008. Mr. Vila Moret is the grandson of Mrs. María Ofelia Hordeñana de Escasany and the nephew of Mr. Eduardo Escasany.
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
María Ofelia Hordeñana de Escasany: Mrs. Hordeñana de Escasany is currently the chairman of the Fundación Banco de Galicia y Buenos Aires. She was reelected for her current position on April 28, 2005 and on April 29, 2008. Mrs. Hordeñana de Escasany is the mother of Mr. Eduardo Escasany and the grandmother of Mr. Silvestre Vila Moret.

Sergio Grinenco: Mr. Grinenco obtained a degree in economics at the Universidad Católica Argentina and a master’s degree in business administration from Babson College in Wellesley, Massachusetts. He has been associated with the Bank since 1977. He was elected as an alternate director of the Bank in September 2001 and as the vice chairman in April 2003, a position he currently holds after being reelected on April 27, 2006. Mr. Grinenco is also the chairman of Galicia Factoring y Leasing S.A. and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires.
Alejandro Rojas Lagarde: Mr. Rojas Lagarde obtained a degree in law at the Universidad de Buenos Aires. He has held a variety of positions at Banco Galicia since in 1963. From 1965 to January 2000, he was responsible for the general counsel office of Banco Galicia. Currently, he is a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires and a director of Santiago Salud S.A. He was reelected for his current position on April 28, 2005 and on April 29, 2008.
Luis Monsegur: Mr. Monsegur obtained a degree in national public accounting at the Universidad de Buenos Aires. He held a variety of positions at Banco Galicia from 1962 to 1992 and is an alternate trustee of the Fundación Banco de Galicia y Buenos Aires. He was reelected for his current position on April 28, 2005 and on April 29, 2008.
Our Board of Directors may consist of between three and nine permanent members. Currently our Board of Directors has nine members. In addition, the number of alternate directors—individuals who act in the temporary or permanent absence of a director—has been set at five. The directors and alternate directors are elected by the shareholders at our annual general shareholders’ meeting. Directors and alternate directors are elected for a three-year term.
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
According to the CNV rules, the Audit Committee is primarily responsible for (i) issuing a report on the Board of Directors’ proposals for the appointment of the independent auditors and the compensation for the Directors, (ii) issuing a report detailing the activities performed according to the CNV requirements, (iii) issuing the Audit Committee’s annual plan and implementing the plan each fiscal year, (iv) evaluating the external auditors’ independence, work plans and performance, (v) evaluating the plans and performance of the internal auditors, (vi) supervising the reliability of our internal control systems, including the accounting system, and of external reporting of financial or other information, (vii) following-up on the use of information policies on risk management at the company’s main subsidiaries, (viii) evaluating the reliability of the financial information to be filed with the CNV and the SEC, (ix) verifying compliance with the applicable conduct rules, and (x) issuing a report on related party transactions and disclosing any transaction where a conflict of interest exists with corporate governance bodies and controlling shareholders. The Audit Committee has access to all information and documentation that it requires and is broadly empowered to fulfill its duties. During 2007, the Audit Committee held twelve meetings.

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
Our Supervisory Committee
Our bylaws provide for a Supervisory Committee consisting of three members who are referred to as “syndics” and three alternate members who are referred to as “alternate syndics.” In accordance with the Corporations’ Law and our bylaws, the syndics and alternate syndics are responsible for ensuring that all of our actions are in accordance with applicable Argentine law. Syndics and alternate syndics are elected by the shareholders at the annual general shareholders’ meeting. Syndics and alternate syndics do not have management functions. Syndics are responsible for, among other things, preparing a report to shareholders analyzing our financial statements for each year and recommending to the shareholders whether to approve such financial statements. Alternate syndics act in the temporary or permanent absence of a syndic. Currently, there are three syndics and three alternate syndics. Syndics and alternative syndics are elected for a one-year term.
The following table shows the members of our Supervisory Committee. Each of our syndics was appointed at the ordinary shareholders’ meeting held on April 29, 2008.

		Principal	Current Term
Name	Position	Occupation	Ends
Norberto Corizzo	Syndic	Accountant	December 2008
Raúl Estévez	Syndic	Accountant	December 2008
Adolfo Melián	Syndic	Lawyer	December 2008
Miguel Armando	Alternate Syndic	Lawyer	December 2008
Fernando Noetinger	Alternate Syndic	Lawyer	December 2008
Horacio Tedín	Alternate Syndic	Lawyer	December 2008
The following is a summary of the biographies of the members of our Supervisory Committee:
Norberto Corizzo: Mr. Corizzo obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 1977. Mr. Corizzo is also a syndic of Banco Galicia, Galicia Uruguay, EBA Holding, Tarjetas Regionales S.A. and its subsidiaries, Galicia Warrants S.A., Sudamericana Holding S.A. and its subsidiaries, Galicia Valores S.A. Sociedad de Bolsa, Galicia Factoring y Leasing S.A., Galicia Capital Markets S.A. (in liquidation), Gal Mobiliaria S.A. de Ahorro para Fines Determinados (in liquidation), Net Investment S.A. and AEC S.A., and alternate syndic of Galicia Internacional S.A. and Galicia Inmobiliaria S.A. (in liquidation).
Raúl Estévez: Mr. Estévez obtained a degree in national public accounting at the Universidad de Buenos Aires. He was associated with the Bank from 1959 to December 2005. Since December 1993 and until his departure, he was the head of the Accounting Department of the Bank. Mr. Estévez is also a syndic of Banco Galicia, Galicia Factoring y Leasing S.A., Galicia Inmobiliaria S.A. (in liquidation), Galicia Capital Markets S.A. (in liquidation), Galicia Retiro Compañía de Seguros S.A., Galicia Seguros S.A., Galicia Valores S.A. Sociedad de Bolsa, Galicia Warrants S.A., Net Investment S.A., Tarjetas Regionales S.A., Tarjeta del Mar S.A. and Sudamericana Holding S.A., and alternate syndic of AEC S.A., Cobranzas Regionales S.A., Gal Mobiliaria S.A. de Ahorro para Fines Determinados (in liquidation), Tarjetas Cuyanas S.A. and Tarjeta Naranja S.A.
Adolfo Melián: Mr. Melián obtained a degree in law at the Universidad de Buenos Aires. He has been associated with the Bank since 1970. He served as counsel to the Bank’s Board of Directors until 1975. Mr. Melián is also a syndic of Banco Galicia, Sudamericana Holding S.A., Galicia Retiro Compañía de Seguros S.A., Galicia Seguros S.A., Galicia Warrants S.A., Galicia Valores S.A. Sociedad de Bolsa, Galicia Factoring y Leasing S.A., Galicia Capital Markets S.A. (in liquidation), Tarjetas Regionales S.A. and its subsidiaries, Santiago Salud S.A. and Net Investment S.A., and alternate syndic of Sudamericana Asesores de Seguros S.A. Mr. Melián is a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires.

Miguel Armando: Mr. Armando obtained a degree in law at the Universidad de Buenos Aires. He was first elected as an alternate syndic of the Bank in 1986. Mr. Armando is also a syndic of EBA Holding S.A. and an alternate syndic of Banco Galicia and Tarjetas Regionales S.A. and its subsidiaries, Sudamericana Holding S.A., Galicia Seguros S.A., Galicia Retiro Compañía de Seguros S.A., Galicia Capital Markets S.A. (in liquidation), Galicia Warrants S.A., Galicia Factoring y Leasing S.A., Galicia Valores S.A. Sociedad de Bolsa and Net Investment S.A., and director of Santiago de Compostela Promotora de Seguros S.A., among others.
Fernando Noetinger: Mr. Noetinger obtained a degree in law at the Universidad de Buenos Aires. He has been associated with the Bank since 1987. Mr. Noetinger is also an alternate syndic of EBA Holding S.A., Banco Galicia, Galicia Factoring y Leasing S.A., Galicia Retiro Compañía de Seguros S.A., Galicia Seguros S.A., Galicia Valores S.A. Sociedad de Bolsa, Galicia Capital Markets S.A. (in liquidation), Galicia Warrants S.A., Net Investment S.A., Santiago Salud S.A. Tarjetas Regionales S.A., Tarjetas del Mar S.A. and Sudamericana Holding S.A., among others.
Horacio Tedín: Mr. Tedín obtained a degree in law at the Universidad de Buenos Aires. In 1981 he founded his own law firm, which has actively worked for Banco Galicia and other big corporate clients. Mr. Tedín is also a syndic of Galicia Internacional S.A. and an alternate syndic of EBA Holding S.A., Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión and Tarjetas Regionales S.A., among others.
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
We do not pay fees to the members of our Board of Directors who are also members of the Board of Directors of the Bank. For fiscal year 2007, the shareholders’ meeting held on April 29, 2008, approved a total payment of Ps. 1.3 million to our directors. For a description of the amounts to be paid to the Board of Directors of Banco Galicia, see “—Compensation of Banco Galicia’s Directors and Officers” below.
We do not maintain a stock-option, profit-sharing or pension plan for the benefit of our directors. In connection with the Bank’s foreign debt restructuring, we agreed to limit the amounts paid per fiscal year to the members of our Board of Directors and agreed not to make any payments to our management in excess of market compensation. See Item 10. “Additional Information—Material Contracts.”
We do not have a policy establishing any termination benefits for our directors.
Management of Grupo Financiero Galicia
Our organizational structure consists of a managing director who reports to the Board of Directors, and two managers who report to the managing director: the financial and accounting manager and the investor relations manager.
The managing director’s main functions are to implement policies defined by our Board of Directors and to oversee the financial and accounting department and investor relations. Our managing director is Mr. Pedro Richards, who was born on November 14, 1952.
The financial and accounting manager is mainly responsible for assessing current and potential investments, planning and coordinating our administrative services and financial resources in order to ensure their proper management, meeting the financial information requirements set by several controlling bodies, providing information required for internal controls and budgeting. Our financial and accounting manager is Mr. José Luis Gentile, who was born on March 15, 1956.

The investor relations manager is mainly responsible for planning, preparing, coordinating and controlling the financial information that it provides to the stock exchanges where our shares are listed, regulatory bodies and both domestic and international investors and analysts. Apart from considering the materials published by analysts, the department also follows-up on their opinions, as well as on those of shareholders and investors in general. Our investor relations manager is Mr. Pablo Eduardo Firvida, who was born on March 17, 1967.
The policy for compensation applied by us and our controlled companies is essentially the same and consists of arranging salary levels in order of importance based on a system that describes and assesses job positions based on objective factors (Hay System). The purpose is to pay compensation amounts similar to those observed in the domestic market for job positions with the same hierarchy and responsibilities. Managers and directors who are our or our controlled companies’ employees receive a fixed compensation and may receive a variable compensation based on individual performance. This policy for compensation envisages the possibility of having access to retirement insurance.
We do not maintain stock-option, profit-sharing or pension plans or any other retirement plans for the benefit of our managers.
Board of Directors of Banco Galicia
The ordinary shareholders’ meeting held on April 29, 2008, established the size of the Bank’s Board of Directors at nine members and five alternate directors. The following table sets out the members of the Bank’s Board of Directors as of April 29, 2008, all of whom are resident in Buenos Aires, Argentina, the year of their appointment, the position currently held by each of them, their dates of birth, their principal occupation and when their term ends. The business address of the members of the Board of Directors is Tte. General J. D. Perón 407, (C1038AAI) Buenos Aires, Argentina.

		Date of	Principal	Member	Current Term
Name	Position	Birth	Occupation	Since	Ends
Antonio R. Garcés	Chairman of the Board	May 30, 1942	Banker	September 2001	December 2008
Sergio Grinenco	Vice Chairman and Chief Financial Officer	May 26, 1948	Banker	April 2003	December 2008
Enrique M. Garda Olaciregui	Secretary Director	April 29, 1946	Banker	April 2003	December 2010
Daniel A. Llambías	Director	February 8, 1947	Banker	September 2001	December 2009
Luis M. Ribaya	Director	July 17, 1952	Banker	September 2001	December 2010
Guillermo J. Pando	Director	October 23, 1948	Banker	April 2003	December 2010
Pablo Gutierrez	Director	December 9, 1959	Banker	April 2005	December 2008
Eduardo O. Del Piano (1)	Director	May 12, 1938	Accountant	April 2004	December 2009
Pablo M. Garat (1)	Director	January 12, 1953	Lawyer	April 2004	December 2009
Eduardo A. Fanciulli	Alternate Director	April 10, 1951	Banker	September 2001	December 2009
Raúl Héctor Seoane	Alternate Director	July 18, 1953	Banker	April 2005	December 2008
Juan C. Fossatti (2)	Alternate Director	September 11, 1955	Lawyer	June 2002	December 2008
Osvaldo H. Canova (2)	Alternate Director	December 8, 1934	Accountant	April 2004	December 2009
Julio P. Naveyra (2)	Alternate Director	March 24, 1941	Accountant	April 2004	December 2009

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

The following are the biographies of the members of the Board of Directors of the Bank:
Antonio Roberto Garcés: See “—Our Board of Directors.”
Sergio Grinenco: See “—Our Board of Directors.”
Enrique M. Garda Olaciregui: Mr. Garda Olaciregui obtained a degree in law at the Universidad del Salvador, a masters degree in finance from Universidad del CEMA and a masters degree in management law at the Universidad Austral. He has been associated with the Bank since 1970. He was elected as an alternate director of the Bank in September 2001 and as the secretary director in April 2003. Mr. Garda Olaciregui is also a director of Galicia Factoring y Leasing S.A. and Galicia Warrants and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires and the vice chairman of the Argentine Bank’s Lawyers Committee.
Daniel Antonio Llambías: Mr. Llambías obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 1964. He was elected as an alternate director of the Bank in September 1997 and as a director in September 2001. Mr. Llambías is also the chairman of Sudamericana Holding S.A. and Banelco S.A., the vice chairman of Visa Argentina S.A., the liquidator of Gal Mobiliaria S.A. de Ahorro para Fines Determinados (in liquidation), a director of Galicia Valores S.A. Sociedad de Bolsa, Tarjeta Naranja S.A., Tarjetas Regionales S.A., Tarjetas del Mar S.A., Tarjetas Cuyanas S.A. and Fincas de La Juanita S.A., as well as a delegate to the shareholders’ meetings of Automóvil Club Argentino, a counselor of Fundación Fides and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires.
Luis María Ribaya: Mr. Ribaya obtained a degree in law from the Universidad de Buenos Aires. He has been associated with the Bank since 1971. He was elected as a director of the Bank in September 2001, as an alternate director in June 2002 and again as a director in April 2003. Mr. Ribaya is also the chairman of Argencontrol S.A. and Mercado Abierto Electrónico S.A., a director of Galicia Valores S.A. Sociedad de Bolsa, and an alternate trustee of Fundación Banco de Galicia y Buenos Aires.
Guillermo Juan Pando: Mr. Pando has been associated with the Bank since 1969. He was first elected as an alternate director of the Bank in September 2001 until June 2002, and in April 2003 he was elected as a director. He is also the chairman of Tarjetas Regionales S.A., Galicia (Cayman) Ltd., Galicia Pension Fund Ltd. and Galicia Warrants, a director of Galicia Factoring y Leasing S.A., Tarjetas del Mar S.A. and Tarjeta Naranja S.A., the liquidator of Gal Mobiliaria S.A. Sociedad de Ahorro para Fines Determinados (in liquidation) and Galicia Capital Markets S.A. (in liquidation), an alternate director of Electrigal S.A. and Distrocuyo S.A. and an alternate trustee of Fundación Banco de Galicia y Buenos Aires.
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
Juan Carlos Fossatti: Mr. Fossatti obtained a degree in law from the Universidad de Buenos Aires. He has been associated with the Bank since June 2002, when he was elected as an independent alternate director at the annual general shareholders’ meeting. Mr. Fossatti is also a director of Tierras del Bermejo S.A., Tierras del Tigre S.A., Grenoble Inversiones S.A., and Barlocher do Brazil S.A. (Sao Paulo — Brazil).

Osvaldo Héctor Canova: Mr. Canova obtained a degree in accounting at the Universidad de Buenos Aires. He has been associated with the Bank since April 2004 when he was elected as an independent alternate director. Mr. Canova has also been a member of Harteneck, López y Cía. (now Price Waterhouse & Co. S.R.L.) and Mcduliffe, Turquan Young. Mr. Canova is also President of Maynor S.A. and a syndic of Unilever S.A., Bagley Argentina S.A., Helket S.A., Sociedad Anónima Grasas Refinadas Argentinas Comercial e Industrial (SAGRA), Arisco S.A., Novartis S.A. and Cartocor S.A. and a trustee of Fleni and Pent.
Julio Pedro Naveyra: Mr. Naveyra obtained a degree in accounting at the Universidad de Buenos Aires. He has been associated with the Bank since April 2004 when he was elected as an independent alternate director. Mr. Naveyra has also been a member of Harteneck, López y Cía. (now Price Waterhouse & Co. S.R.L.). He is also a syndic of S.A. La Nación, Supermercados Makro S.A., Sandoz S.A., EssoMobil S.A., Ford Argentina S.R.L. and Ford Credit S.A., and a director of Gas Natural Ban S.A., Telecom Argentina S.A. and Grupo Concesionario del Oeste S.A.
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
Members of the Bank’s Board of Directors serve on the following Committees:
Risk Management Committee: This Committee is composed of seven directors, the manager of the Planning and Management Control Division, the Internal Audit manager and the Risk Management Department manager. This Committee is in charge of approving risk management strategies, policies, processes and procedures and the contingency plans thereof. It is also responsible for setting specific limits for the exposure to each risk and approving, when applicable, temporary excesses over said limits as well as being informed of each risk position and compliance with policies. The Committee meets at least once every two months. The Committee acts formally by written resolutions.
Credit Committee: This Committee is composed of four directors and the Credit Division manager. The Wholesale Banking Division manager, the Retail Banking Division manager and the Treasury Division manager may be present in the event that the account subject to the Committee’s approval belongs to any of those departments. This Committee meets at least four times a week. It operates with a quorum of at least one director. This Committee’s function is to decide on loans greater than Ps. 5 million in the case of corporate customers, on loans greater than Ps. 1 million in the case of individuals and on all loans to be granted to financial institutions (local or foreign) and related companies. Approved operations are recorded in signed and dated documents.
Financial Risk Policy Committee: This Committee is made up of seven directors, the Retail Banking Division manager, the Treasury Division manager, the Distribution Division manager and the Risk Management Department manager. It is responsible for analyzing the evolution of the Bank’s business from a financial point of view, in regard to fund raising and assets placement. Moreover, this Committee is in charge of the follow up and control of liquidity, interest rate and currency mismatches. The Committee meets at least once every fifteen days. The Committee acts formally by written resolutions.
Systems Committee: This Committee is composed of seven directors, the Corporate Services Division manager and the IT Department manager. This Committee is in charge of supervising and approving new systems’ developments plans and budgets, as well as supervising these systems’ budget controls. It is also responsible for approving the general design of the systems’ structure implemented and for supervising the quality of the Bank’s systems. The Committee meets at least once every three months. The Committee acts formally by written resolutions.

Audit Committee: In accordance with the requirements set forth by Argentine Central Bank rules, the Bank has an Audit Committee composed of two directors, one of which is an independent director, and the Internal Audit manager. In addition, in its capacity as a publicly listed company (in Argentina), the Bank must comply with the transparency regime for public companies set forth by Decree No. 677/2001 and by the rules established by the CNV in its resolutions No. 400, 402 and supplementary regulations. In compliance with the CNV regulations, the Audit Committee is made up of three directors, two of which are independent directors.
Committee for the Control and Prevention of Money Laundering and Financing of Terrorist Activities: This Committee is responsible for planning, coordinating and looking after compliance with the policies for the prevention and control of money laundering and financing of terrorist activities established and agreed upon by the Board of Directors, based on current regulations. Furthermore, with respect to these matters the Committee is in charge of the design of internal controls, personnel training plans and the control of the fulfillment thereof by the internal audit. It is composed of four directors, the Corporate Services Division manager, the Wholesale Banking Division manager, the Distribution Division manager, the Risk Management Department manager, the Organizational Development and Human Resources manager, the Internal Audit manager, a representative of the Syndics Committee, and the head of the Anti-laundering Unit. The Anti-Money Laundering Unit reports directly to the Board of Directors. In addition, in accordance with the regulations set forth by the Argentine Central Bank, Director Mr. Enrique M. Garda Olaciregui was appointed the Bank’s officer responsible for the control and prevention of money laundering and financing of terrorist activities, and Director Mr. Pablo Gutierrez, was appointed as the official in charge of financial intermediation transactions. The Committee is scheduled to meet at least once every two months and its resolutions must be registered in a minutes book bearing folios and seals. In December 2007, Dr. Garda Olaciregui obtained the degree of Certified Specialist in Money Laundering, from the Association of Certified Specialists in Money Laundering.
Disclosure Committee: This Committee was created to comply with the provisions of the U.S. Sarbanes-Oxley Act. This Committee is composed of five directors, the Wholesale Banking Division manager, the Retail Banking Division manager, the Treasury Division manager, the Credit Division manager, the manager of the Planning and Management Control Division, the Internal Audit manager, and the managers of the Accounting Department, the Financial Analysis and Planning Department, the Relations with Investors and Rating Agencies Department, as well as a representative of the Bank’s Supervisory Syndics Committee. A member of the Committee that was created for the same purpose by Grupo Financiero Galicia also attends the meetings held by this Committee.
Human Resources Committee: This Committee is in charge of the appointment and assignment of personnel, transfers, rotation and development of personnel and headcount. This Committee works at two levels: (i) the Restricted Human Resources Committee, which deals with the issues of personnel included in the 1 to 6 salary levels, is scheduled to meet at least every two weeks and acts formally by written resolutions, and (ii) the Human Resources Committee which deals with the issues of personnel included in salary levels 7, 8 and 9, and which, in the case of issues related to personnel included in levels 10 and above, submits its recommendations to the Board of Directors. The Committee meets whenever there are issues that require consideration, and acts with a quorum of at least one director. The Committee acts formally by written resolutions.
Assets and Liabilities Committee (Alco): This Committee is in charge of analyzing and making recommendations to the business divisions in connection with the management of interest rate, currency and maturity mismatches, with the goal of maximizing financial and foreign-exchange results within acceptable parameters of risk and capital use. This Committee is also responsible for suggesting changes to these parameters, if necessary, to the Board of Directors. Three directors, the manager of the Planning and Management Control Division (this Division being the Funding Unit manager), the Wholesale Banking Division manager, the Retail Banking Division manager, and the Treasury Division manager are members of this Committee. This Committee appointed a permanent staff composed of the Credit Division manager, and the managers of the following departments: Risk, Planning and Control, Asset Management, Financial Operations, and Financial Analysis and Planning. The Committee meets once every two weeks. Its meetings are recorded in a meeting minutes signed by two members of this Committee.
Customer Assistance Committee: This Committee is in charge of the general supervision of the activities related to the attention, follow-up and resolution of customer complaints. The Committee establishes the standards for customer service, with the purpose of implementing improvements to minimize the number of complaints and shorten response times. This Committee is composed of two directors and the division and department managers and other officers whose participation is deemed relevant in connection with the agenda. The Committee is scheduled to meet at least once every two months. The Committee acts formally by written resolutions.
Periodically, the Board of Directors is informed of the actions taken by the Committees, which are written down in minutes.

Banco Galicia’s Executive Officers
The following divisions report to the Bank’s Board of Directors:

Division	Manager
Wholesale Banking	Juan Miguel Woodyatt
Retail Banking	Daniel A. Llambías (in charge)
Treasury	To be appointed
Distribution	Juan Sarquís
Credit	Juan Carlos L’Afflitto
Corporative Services	Miguel Angel Peña
Wholesale Banking: This Division is responsible for managing the Bank’s business related to corporate customers. The departments reporting to wholesale banking are: Corporate Banking, Middle-market Banking, Investment Banking, Capital Markets, Wholesale Marketing and International Trade.
Retail Banking: This Division is responsible for managing the Bank’s business relating to individuals. The departments reporting to Retail Banking are: Consumer Banking, Retail Marketing and Private Banking.
Treasury: This Division is responsible for planning and managing the correct use of financial resources and providing the appropriate funding for the Bank’s businesses, and for establishing and applying the Bank’s deposit-raising and funding policies within the parameters established by the Bank’s risk policies. It also manages short-term funds and the investment portfolio, ensuring the correct execution of transactions. The following departments report to this Division: Financial Analysis and Planning, Asset Management, Financial Operations, and International Banking and Financing Relations.
Credit: This Division is responsible for defining credit risk management policies, verifying compliance with these policies, and developing the credit assessment models to be applied to the different risk products. It is also responsible for approving credit extensions to the Bank’s customers while ensuring that the credit quality of the Bank’s portfolio is preserved and generating the information on credit risk required by the Bank’s Board of Directors and by the regulatory authorities. The following departments report to this Division: Corporate Credit, Retail Credit and Corporate Recovery.
Corporate Services: This Division is responsible for providing logistic support for all the organization’s operations. The following departments report to this Division: IT, Operations, Administrative Services and Organization.
Distribution: This Division is in charge of the suitable coordination of the different channels focused on each of the customer segments as well as the coordination of the offer of the different products and services offered by the Bank. Two regional branch supervision departments and the Alternative Channels Department report to the Distribution Division.
In addition, the Legal Counsel, Planning and Management Control, Internal Audit, Organizational Development and Human Resources, Institutional Affairs, the Chief Economist and the Anti-Money Laundering Unit offices report to the Board of Directors. Messrs. Enrique M. Garda Olaciregui, Raúl H. Seoane, Luis A. Díaz, Enrique C. Behrends, Diego F. Videla, Nicolás Dujovne and Silvia Castiglioni are in charge of the aforementioned offices, respectively.
The following are the biographies of the Bank’s senior executive officers mentioned above and not provided in the sections “—Board of Directors of Banco Galicia” or “—Our Board of Directors” above.

Juan Miguel Woodyatt: Mr. Woodyatt was born on October 8, 1955. He obtained a degree in Business Administration from the Universidad Católica Argentina. He has been associated with the Bank since 1990. Mr. Woodyatt is the president of Galicia Private Equity Management Corporation Ltd., a director of Galicia Factoring y Leasing S.A., Electrigal S.A., alternate director of AEC S.A. and Distrocuyo S.A., and the liquidator of Galicia Capital Markets S.A. (in liquidation)
Juan H. Sarquis: Mr. Sarquis was born on June 23, 1957. He obtained a degree in economics at the Argentine Catholic University. He has been associated with the Bank since 1982. Mr. Sarquis is also an alternate director of Tarjetas Regionales S.A., Tarjeta Naranja S.A., Tarjetas del Mar S.A. and Tarjetas Cuyanas S.A.
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
Juan Carlos L’Afflitto: Mr. L’Afflitto was born on September 15, 1958. He received a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 1986. Prior to such time, he worked at Morgan, Benedit y Asociados, where he acted as an advisor and accountant. He was a professor at the Universidad Católica Argentina until 1990.
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
Diego Francisco Videla: Mr. Videla was born on November 7, 1947. He has been associated with the Bank since 1997. Prior to such time, he acted as an advisor in the privatization of Banco de la Provincia de Misiones S.A. Mr. Videla is a voting member of the Fundación Policía Federal Argentina and a secretary of Fundación Escuela de Guerra Naval Argentina.
Nicolás Dujovne: Mr. Dujovne was born May 18, 1967. He received a degree in Economics at the Universidad de Buenos Aires and a master’s degree in Economics at the Universidad Torcuato Di Tella. He has been associated with the Bank since 1997. Prior to such time, he worked at Citibank Argentina, Alpha and Macroeconómica. In 1998, he served as the chief of advisors to the Secretary of the Argentine Treasury and, in 2000, as the representative of the Ministry of Economy at the Argentine Central Bank’s board of directors. He also worked as a consultant for The World Bank. In 2001 he returned to the Bank as the Chief Economist.
Banco Galicia’s Supervisory Committee
Banco Galicia’s bylaws provide for a Supervisory Committee consisting of three members (“syndics”) and three alternate members (“alternate syndics”). Pursuant to Argentine law and to the provisions of the Bank’s bylaws, syndics and alternate syndics are responsible of ensuring that all of the Bank’s actions are in accordance with applicable Argentine law. Syndics and alternate syndics do not participate in business management and cannot have managerial functions of any type. Syndics are responsible for, among other things, the preparation of a report to the shareholders analyzing the Bank’s financial statements for each year and the recommendation to the shareholders as to whether to approve such financial statements. Syndics and alternate syndics are elected at the ordinary shareholders’ meeting for a one-year term and they can be reelected. Alternate syndics act in the temporary or permanent absence of a syndic.

The table below shows the composition of Banco Galicia’s Supervisory Committee as they were reelected by the annual shareholders’ meeting held on April 29, 2008.

	Year of		Principal
Name	Appointment	Position	Occupation	Current Term Ends
Adolfo Héctor Melián	2008	Syndic	Lawyer	December 31, 2008
Norberto Daniel Corizzo	2008	Syndic	Accountant	December 31, 2008
Raúl Estévez	2008	Syndic	Accountant	December 31, 2008
Fernando Noetinger	2008	Alternate Syndic	Lawyer	December 31, 2008
Miguel N. Armando	2008	Alternate Syndic	Lawyer	December 31, 2008
Ricardo Adolfo Bertoglio	2008	Alternate Syndic	Accountant	December 31, 2008
For the biographies of Messrs. Adolfo Héctor Melián, Norberto D. Corizzo, Raúl Estévez, Fernando Noetinger and Miguel Norberto Armando, see “—Our Supervisory Committee.”
Ricardo Adolfo Bertoglio: Mr. Bertoglio obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 2002. He was elected a syndic in June 2002 and served as a syndic until April 2006, at which time he was elected as an alternate syndic. Mr. Bertoglio is also the president of Plasmer S.A.
Compensation of Banco Galicia’s Directors and Officers
The Bank’s Bylaws sets forth that the Shareholders’ Meeting can establish that an incentive compensation be paid to the Board of Directors, when applicable, in the amount approved at the Shareholders’ Meeting. Such amount cannot exceed six percent (6%) of the Bank’s net income before income tax or any other tax that may replace it.
Article 25, section 2, of the Bank’s Bylaws establishes that among the powers and duties of the Board of Directors, the Board may determine, whenever it so deems convenient to corporate interests, whether its members shall perform technical or administrative duties within the Company and receive remuneration for such activities, with such remuneration having to be reported at the Shareholders’ Meeting. In such cases, compensation for the relevant Directors set by the Shareholders’ Meeting shall be charged to general expenses.
The Bank’s Board of Directors establishes the policy for compensation of the Bank’s personnel. The Bank’s managers receive a fixed compensation and they may receive a variable compensation, based on their performance. Seven directors and two alternate directors are employees of the Bank and, therefore, receive a fixed compensation and may also receive a variable compensation based on their performance, provided that these additional payments do not exceed the standard levels of similar entities in the Argentine financial market, a provision that is applicable to managers as well. The compensation regime includes the possibility of acquiring a retirement insurance policy. The Bank does not maintain stock-option plans or pension plans or any other retirement plans for the benefit of its directors and managers. The Bank does not have a policy establishing any termination benefit for its directors.
The compensation of the Board of Directors must be approved by the shareholders’ meeting after the end of the fiscal year.
For fiscal year 2007, the Bank’s ordinary shareholders’ meeting held on April 29, 2008, approved remuneration for the Bank’s Board of Directors in the total amount of Ps. 16.3 million, which includes the following:
•	total compensation, including salaries, variable compensation and other related concepts for the directors that are also employees and for executive and supervision functions they perform, and

•	compensation for the independent directors.
During 2007, provisions were established to cover the variable compensation of the Bank’s Board of Directors and managers for the fiscal year. In March 2007, the Bank’s Board of Directors decided to pay the variable compensation corresponding to fiscal year 2006, based on the compensation for similar or equivalent positions in the market, in recognition of the performance and professional development of the respective beneficiaries during said fiscal year. The corresponding amount was funded with reserves established during said fiscal year. In January 2008, the Bank’s Board of Directors decided to pay a variable compensation to certain Bank employees for the fiscal year 2007, based on the compensation for similar or equal job positions in the labor market, in recognition of the performance and professional development of the respective beneficiaries during fiscal year 2007. The corresponding amount was funded with reserves established during said fiscal year. The Bank’s senior managers, excluding directors that are employees of the Bank, received compensation of Ps. 8.2 million for fiscal year 2007 and compensation of Ps. 6.8 million for fiscal year 2006. These amounts include fixed and variable compensations.

Employees
The following table shows the composition of our staff:

	As of December 31,
	2007	2006	2005
Grupo Financiero Galicia S.A.	10	8	8
Banco de Galicia y Buenos Aires S.A.	5,164	4,676	4,118
Branches	2,474	2,410	2,121
Head Office	2,690	2,266	1,997
Galicia Uruguay	13	13	18
Regional Credit-Card Companies	3,769	3,174	2,586
Sudamericana Consolidated	96	91	85
Other Subsidiaries	35	31	34

Total	9,087	7,993	6,849

Within the current legal framework, affiliation to the employee unions is voluntary and there is only one union of bank employees with national representation. As of December 31, 2007, approximately 9% of the Bank’s employees were affiliated with the national bank employee union. The employees of the regional credit card companies are affiliated with the national commerce employee union, in a percentage that ranged from 3% to 8%, depending on the company, as of December 31, 2007. During the first four months of 2007 and the first quarter of 2006, the bank employee union and the national commerce employee union renegotiated their respective collective labor agreements in order to establish new minimum wages. As a result, in March and April 2007 and in April 2006, salary increases were granted. Banco Galicia has not experienced a strike by its employees since 1973 and the regional credit card companies have not experienced any strike event. We believe that our relationship with our employees has developed within normal and satisfactory parameters.
We have a human resources policy that aims at providing our employees possibilities for growth and personal and socio-economic achievement. We will continue our current policy of monitoring both wage levels and labor conditions in the financial industry in order to be competitive. Our employees receive fixed compensation and may receive variable compensation according to their level of achievement. We do not maintain any profit-sharing programs for our employees.
The Fundación Banco de Galicia y Buenos Aires (the “Fundación”) is an Argentine non-profit organization that provides various services to Banco Galicia employees. The various activities of the Fundación include, among others, managing the medical services of Banco Galicia employees and their families, purchasing school materials for the children of Banco Galicia employees and making donations to hospitals and other charitable causes, including cultural events. The Fundación is managed by a Council, certain members and alternate members of which are members of our Board of Directors and supervisory committee. Members and alternate members of the Council do not receive remuneration for their services as trustees.

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
(i)
Rule 4350 (b) (1) (A) — Distribution of Annual and Interim Reports. In lieu of the requirements of Rule 4350 (b) (1) (A), we follow Argentine law, which requires that companies make public a Spanish language annual report, including annual audited consolidated financial statements, by filing such annual report with the CNV and the BASE, within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the CNV and the BASE within 42 calendar days of the end of each fiscal quarter. The BASE publishes the annual reports and interim reports in the BASE bulletin and makes the bulletin available for inspection at its offices. In addition, our shareholders can receive copies of our annual reports and any interim reports upon such shareholders’ request. English language translations of our annual reports and interim reports are furnished to the SEC. We also post the English language translation of our annual reports and quarterly press releases on our website. Furthermore, under the terms of the Second Amended and Restated Deposit Agreement, dated as of June 22, 2000, among us, The Bank of New York, as depositary, and owners of ADSs issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of our annual reports and each of our quarterly press releases. Annual reports and quarterly press releases are available for inspection by ADR holders at the offices of The Bank of New York located at, 101 Barclay Street, 22nd Floor, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to the shareholders, at the company’s executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report), as well as proposals of the company’s board of directors.

(ii)
Rule 4350 (c) (1) – Majority of Independent Directors. In lieu of the requirements of Rule 4350 (c) (1), we follow Argentine law, which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina such as us must have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the CNV. In addition, because we are a “controlled company” as defined in Rule 4350 (c) (5), we are relying on the exemption provided thereby for purposes of complying with Rule 4350 (c) (1).

(iii)
Rule 4350 (c) (2) – Executive Sessions of the Board of Directors. In lieu of the requirements of Rule 4350 (c) (2), we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our Board of Directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the board of directors may approve the delegation of specific responsibilities to designated directors or non-director managers of the company. Also, it is mandatory for public companies to form a supervisory committee (composed of syndics), which is responsible for monitoring the legality of the company’s actions under Argentine law and the conformity thereof with its by-laws. Finally, our audit committee has regularly scheduled meetings and, as such, such meetings will serve a substantially similar purpose as executive sessions.

(iv)
Rule 4350 (c) (3) – Compensation of Officers. In lieu of the requirements of Rule 4350 (c) (3), we follow Argentine law, which does not require companies to form a compensation committee comprised solely of independent directors. It also is not required in Argentine law that the compensation of the chief executive officer and all other executive officers be determined by either a majority of the independent directors or a compensation committee comprised solely of independent directors. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the chief executive officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for directors or managers of the company. Finally, because we are a “controlled company” as defined in Rule 4350 (c) (5), we are relying on the exemption provided thereby for purposes of complying with Rule 4350 (c) (3).

(v)
Rule 4350(c)(4) – Nomination of Directors. In lieu of the requirements of Rule 4350 (c) (4), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation. In addition, because we are a “controlled company” as defined in Rule 4350 (c) (5), we are relying on the exemption provided thereby for purposes of complying with Rule 4350 (c) (4).

(vi)
Rule 4350 (d) (1) – Audit Committee Charter. In lieu of the requirements of Rule 4350 (d) (1), we follow Argentine law, which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare a proposed plan or course of action with respect to those matters, which are the responsibility of the company’s audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee charter.

(vii)
Rule 4350 (d) (2) – Audit Committee Composition. Argentine law does not require, and it is equally not customary business practice in Argentina, that companies have an audit committee comprised solely of independent directors. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, we have a three member audit committee comprised of entirely independent directors, as independence is defined in Rule 10 (A)-3 (b) (1), one of which the Board of Directors has determined to be an audit committee financial expert. In addition, we have a supervisory committee (“comisión fiscalizadora”) composed of three ‘syndics’, which are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our by-laws.

(viii)
Rule 4350 (f) – Quorum. In lieu of the requirements of Rule 4350 (f), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and require, in connection with ordinary meetings, that a quorum consist of a majority of stock entitled to vote. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, constitute a quorum and resolutions may be adopted by an absolute majority of the votes present. Argentine law, and our bylaws, require in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called which may be held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, a change in our domicile to outside of Argentina, total or partial recapitalization of our statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote).

(ix)
Rule 4350 (g) – Solicitation of Proxies. In lieu of the requirements of Rule 4350 (g), we follow Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely circulated newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores S.A. (“Caja de Valores”) up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the surveillance committee (“consejo de vigilancia”), manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADR holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

(x)
Rule 4350 (h) – Conflicts of Interest. In lieu of the requirements of Rule 4350 (h), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet, so long as the relevant transaction exceeds the equivalent of three hundred thousand Argentine Pesos (Ps. 300,000). Directors can contract with the corporation only on terms consistent with prevailing market terms. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholder’s vote, such shareholder may be liable to the company for damages and the resolution may be declared void.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.
Share Ownership
For information on the share ownership of our directors and executive officers as of December 31, 2007, see Item 7. “Major Shareholders and Related Party Transactions—Major Shareholders.”
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
As of March 31, 2008, our capital structure was made up of class A shares, each of which is entitled to five votes and class B shares, each of which is entitled to one vote. As of March 31, 2008, we had 1,241,407,017 shares outstanding composed of 281,221,650 class A shares and 960,185,367 class B shares (410,275,850 of which were evidenced by 41,027,585 ADSs).
Our controlling shareholders are members of the Escasany, Ayerza and Braun families and the Fundación. As of March 31, 2008, the controlling shareholders owned 100% of our class A shares, through EBA Holding, which in turn owns 22.7% of our total outstanding shares, and 10.4% of our class B shares.
Based on information that is available to us, the table below sets forth, as of March 31, 2008, the number of our class A and class B shares held by holders of more than 5% of each class of shares, the percentage of each class of shares held by such holder, and the percentage of votes that each class of shares represent as a percentage of our total possible votes.
Class A Shares

Name	Class A Shares	% of Class A Shares	% of Total Votes
EBA Holding S.A.	281,221,650 class A shares	100	59.4
Class B Shares

Name	Class B Shares	% of Class B Shares	% of Total Votes
The Bank of New York(1)	410,275,850 class B shares	42.7	17.3
Members of the Families that are Shareholders of EBA Holding S.A.	99,985,046 class B shares	10.4	4.2
Banco Santander Central Hispano(2)	82,741,540 class B shares	8.6	3.5
BBVA Consolidar AFJP S.A.(3)	51,301,883 class B shares	5.3	2.2
Met AFJP S.A.(4)	49,979,861 class B shares	5.2	2.1

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

(3)
Source: Superintendencia de AFJPs (Pension Funds Superintendency). The address for BBVA Consolidar AFJP S.A. is Av. Independencia 169 5th. Floor, Ciudad de Buenos Aires, Argentina, and the country of organization is Argentina. The holding is partly in ADRs.

(4)
Source: Superintendencia de AFJPs (Pension Funds Superintendency). The address for Met AFJP S.A. is Av. de Mayo 654 10th. Floor, Ciudad de Buenos Aires, Argentina, and the country of organization is Argentina. The holding is partly in ADRs.

Based on information that is available to us, the table below sets forth, as of March 31, 2008, the shareholders that either directly or indirectly have more than 5% of our votes or shares.

		% of Total	% of Total
Name	Total Shares	Capital	Votes
Members of the controlling shareholders:
EBA Holding S.A.	281,221,650 class A shares	22.7	59.4
Members of the Families that are Shareholders of EBA Holding S.A.	99,985,046 class B shares	8.1	4.2
Others:
The Bank of New York (1)	410,275,850 class B shares	33.0	17.3
Banco Santander Central Hispano	82,741,540 class B shares	6.7	3.5

(1)	Pursuant to the requirements of Argentine law, all class B shares represented by ADSs are owned of record by The Bank of New York, as Depositary.
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
A public shareholder of Banco Galicia, who indirectly owns approximately 4.5% of the outstanding capital stock of Banco Galicia, has granted a right of first refusal for the purchase of all or part of its shares to certain of our controlling shareholders in the event such public shareholder decides to sell all or part of its Banco Galicia shares.
As of March 31, 2008, we had 72 identified United States record shareholders (not considering The Bank of New York), of which 31 held our class B shares, 38 held our ADSs and 3 held both our Class B shares and our ADSs. Such United States holders, in the aggregate, held approximately 138.9 million of our class B shares, directly or through ADSs, representing approximately 11.2% of our total outstanding capital stock as of March 31, 2008.
Related Party Transactions
Grupo Financiero Galicia and its non-banking subsidiaries are not a party to any transactions with, and have not made any loans to, any of our directors, key management personnel or other related persons, nor are there any proposed transactions with such persons.
Some of our directors and the directors of the Bank have been involved in certain credit transactions with the Bank as permitted by Argentine law. The Corporations’ Law and the Argentine Central Bank’s regulations allow directors of a limited liability company to enter into a transaction with such company if such transaction follows prevailing market conditions. Additionally, a bank’s total financial exposure to related individuals or legal entities is subject to the regulations of the Argentine Central Bank. Such regulations set limits on the amount of financial exposure that can be extended by a bank to affiliates based on, among other things, a percentage of a bank’s RPC. See Item 4. “Information on the Company—Argentine Banking Regulation—Lending Limits.”
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

In this section “total financial exposure” comprises equity interests and financial assistance (all credit related items such as loans, holdings of corporate debt securities without quotation, guarantees granted and unused balances of loans granted, among others), as this term is defined in “Item 4. Information on the Company—Argentine Banking Regulation—Lending Limits.”
“Related parties” refers to our directors and the directors of the Bank, our senior officers and senior officers of the Bank, our syndics and the Bank’s syndics, our controlling shareholders as well as all individuals who are related to them by a family relationship of up to the second degree by blood and/or first degree by marriage and any entities directly or indirectly affiliated with any of these parties, not required to be consolidated.
The following table presents the aggregate amounts of total financial exposure of the Bank to related parties, the number of recipients, the average amounts and the single largest exposures as of the end of the three fiscal years ended December 31, 2007 and as of April 30, 2008, the last date for which information is available.

In millions of Pesos, except as noted	April 30, 2008		December 31, 2007		December 31, 2006		December 31, 2005
Aggregate Total Financial Exposure	Ps.	46.2	Ps.	40.8	Ps.	19.3	Ps.	78.0
Number of Recipient Related Parties		210		207		205		204
Individuals		170		168		163		160
Companies		40		39		42		44
Average Total Financial Exposure	Ps.	0.2	Ps.	0.2	Ps.	0.1	Ps.	0.4
Single Largest Exposure	Ps.	12.6	Ps.	11.6	Ps.	3.6	Ps.	19.3
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
The Bank and Grupo Financiero Galicia have executed a trademark license agreement under which the Bank has authorized Grupo Financiero Galicia to use the word “Galicia” in our corporate name and has authorized our direct or indirect subsidiaries, other than those of the Bank, to use in their corporate names the Bank’s registered trademarks, including the word “Galicia,” in marketing their products and services. The trademark license agreement has a 10-year term, ending in June 2010, and provides for the payment of an annual royalty that amounted to Ps. 1.0 million in 2007.
Item 8. Financial Information
We have elected to provide the financial information set forth in Item 18 of this annual report.
Legal Proceedings
We are a party to the following legal proceedings:
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

On January 18, 2007, Grupo Financiero Galicia, the Bank and their respective directors and syndics were notified of the passage of CNV Resolution No.15,557, dated as of January 11, 2007, pursuant to which the CNV resolved to institute an investigation proceeding against all of the above-mentioned entities and persons with respect to potential violations of various regulations relating to the possible wrong use of information and the possible insufficient disclosure of information, in each case relating to our purchase and sale, in the open market, of 2014 Notes and 2019 Notes, issued by the Bank in 2004. Promptly, such entities and persons presented their respective defenses, after which a hearing was held in which it was agreed to commence an evidentiary period with respect to such claims. The evidentiary period ended in August 2007. The CNV board must pass a final resolution resolving on the matter. We and the Bank maintain that the proceeding has no factual support and that all of the actions related to the matter were performed according to applicable laws and regulations.
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
In connection with the application by financial institutions of emergency measures implemented by the executive branch of the Government during and in respect of the 2001-2002 crisis, which mandated the pesification of deposits originally denominated in Dollars and the restructuring of such deposits, in 2002 individuals and entities initiated a significant number of legal actions known as amparo claims against financial institutions, including the Bank, on the basis that these measures violated their constitutional and other rights. These legal actions have resulted in losses for financial institutions up to the date of this annual report, including us, as a result of court orders mandating the reimbursement of pesified deposits at values greater than those established by the emergency measures. The Argentine Central Bank issued regulations allowing for the deferral and amortization of such losses, while the executive branch of the Government did not provide compensation for them and the Argentine Supreme Court has issued several rulings with different implications. We have repeatedly reserved our right to make claims, at suitable time, in light of the negative effect caused on our financial condition by the court orders issued by the Judicial Branch, since compensation for this effect was not included. The method of accounting for such right as a deferred loss, as set forth by Argentine Central Bank, does not affect the existence or legitimacy of such right. To such effect, we have reserved all of the corresponding rights. On December 30, 2003, we formally requested from the executive branch of the Government with a copy to the Ministry of Economy and to the Argentine Central Bank, the payment of the due compensation for the losses incurred that were generated by the “asymmetric pesification” and, especially, for the negative effect on our financial condition caused by final court decisions. We have reserved our right to further extend such request in order to encompass losses made definitive by new final judgments. For more information see Item 4. “Information on the Company—Government Regulation—Compensation to Financial Institutions—For Differences Related to Amparo Claims.”
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

Our ability to pay dividends to our shareholders in the future will principally depend on (i) our net income (on a consolidated basis), (ii) availability of cash and (iii) applicable legal requirements. In addition, the terms and conditions of our indebtedness restrict our ability to pay dividends as long as such indebtedness is outstanding. See Item 10. “Additional Information—Material Contracts.”
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
Under the loan agreements entered into by the Bank in connection with its foreign debt restructuring, the Bank may only pay dividends on its capital stock if there is no event of default under the loan agreements and only after the aggregate principal amount of the long term instruments and medium term instruments (together, but excluding the subordinated debt instruments maturing in 2019, the “senior debt”) issued in its foreign debt restructuring is equal to or less than 50% of the originally issued senior debt. If the Bank is able to pay dividends, it is required to repay US$ 2 of the long-term instruments issued in its foreign debt restructuring for each US$ 1 of dividends paid on its capital stock.
Argentine Central Bank regulations further restrict the distribution of cash dividends by the Bank.
In April 2002, through Communiqué “A” 3574, the Argentine Central Bank suspended the ability of financial institutions to distribute dividends. Effective June 2004, through Communiqué “A” 4152, the Argentine Central Bank lifted such suspension, but the distribution of dividends by financial institutions remained subject to the prior approval of the Argentine Central Bank and to certain conditions, among others, that the financial institution could not have any financial assistance outstanding from the Argentine Central Bank. In addition, Communiqué “A” 3785 established that financial institutions should adjust earnings to be distributed as cash dividends by the difference between the market value and the carrying value of the Compensatory Bond and the Hedge Bond after netting the legal reserve and other reserves established by bylaws, if any.
By means of Communiqués “A” 4589 and “A” 4591, issued on October 29 and November 8, 2006, the Argentine Central Bank modified the criteria by which a financial institution determines if it can distribute profits. According to the new rules, profits can be distributed up to the positive amount resulting after deducting from retained earnings the reserves that may be legally and statutory required, as well as the following items: the difference between the book value and the market value of a financial institution’s portfolio of public-sector assets and/or debt issued by the Argentine Central Bank not marked-to-market, the amount of assets representing the losses from lawsuits related to deposits, and any adjustments required by the external auditors or the Argentine Central Bank not having been recognized. In addition, to be able to distribute profits, a financial institution must comply with the capital adequacy rule, with the minimum capital requirement and the regulatory capital calculated, only for the purpose of determining its ability to distribute profits, by deducting from its assets and retained earnings all the items mentioned in above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments computable as core capital pursuant to Communiqué “A” 4576. Likewise, in such calculation, a financial institution will not be able to compute the temporary reductions in the capital required to cover the exposure to the public sector (resulting from applying the Alfa 1 coefficient), as well as any other regulatory forbearance that the Argentine Central Bank may provide, affecting minimum capital requirements, computable regulatory capital or a financial institution’s capital adequacy, and the amount of profits that it wishes to distribute.

At the close of the fiscal year ended December 31, 2007, the Bank’s capital, non-capitalized contributions, profit reserves, adjustments to Shareholders’ Equity and retained earnings (not including the fiscal year’s net income) totaled Ps. 1,729.0 million. The Bank’s net income for fiscal year 2007 amounted to Ps. 30.4 million. After deducting the negative retained earnings at the previous fiscal year end, of Ps. 25.7 million, the Bank’s total retained earnings amounted to Ps. 4.7 million. Taking into consideration the Argentine Central Bank rules regarding the distribution of profits, as explained above, the Bank’s Board of Directors proposed at the Shareholders’ Meeting held on April 29, 2008, and such shareholders’ meeting approved, the following distribution of earnings:

In millions of Pesos
To Legal Reserve	0.9
To Next Fiscal Year	3.7
As of December 31, 2007, the applicable adjustments to the Bank’s retained earnings were the following: (i) Ps. 997.3 million, for the positive difference between the book value and the market value of public-sector assets and/or debt instruments issued by the Argentine Central Bank not marked-to-market, and Ps. 277.0 million for deferred losses in connection with lawsuits related to deposits (amparo claims).
Under the new rules, dividend distribution requires the prior authorization of the Argentine Central Bank, with such authorization having the purpose of verifying that the aforementioned requirements have been fulfilled.
In light of the restrictions on Banco Galicia’s ability to make distributions, our current policy is to retain earnings and cash flows to pay for our operating expenses, support the growth of our business and repay our outstanding debt.
Dividends
We have not paid any dividends since March 2001, due to the fact that Banco Galicia did not post any distributable income as a result of the crisis and the other applicable restrictions.
The last cash dividend we received from Banco Galicia was in October 2001 for Ps. 116.4 million, but those funds were deposited at Galicia Uruguay. The deposits we maintained at Galicia Uruguay that may have otherwise been available for distribution or to pay our operating expenses were restructured and most of these deposits were converted into subordinated negotiable obligations issued by Galicia Uruguay for US$ 43 million in late 2002. In July 2005, we forgave these subordinated negotiable obligations. In fiscal year 2006, we recorded a net loss and in fiscal year 2007, we recorded earnings per share and per ADS of Ps. 0.037 and Ps. 0.37, respectively. As explained above our capacity to pay dividends is limited.
Significant Changes
No significant changes have occurred since the date of our financial statements included in this annual report.
Item 9. The Offer and Listing
Shares and ADSs
Our class B shares are listed on the BASE and the Córdoba Stock Exchange under the symbol “GGAL.” Our ADSs, each representing ten class B shares, are listed on the Nasdaq Capital Market, under the symbol “GGAL.” Our ADSs have been listed on Nasdaq Capital Market since August 2002. Previously, our ADSs had been listed on the Nasdaq National Market since July 24, 2000.
On May 13, 2004, we issued 149.0 million preferred shares in connection with the restructuring of the foreign debt of the Bank’s Head Office and its Cayman Branch. Under the terms and conditions of the restructuring, our preferred shares were automatically convertible into class B shares on May 13, 2005. Such conversion took place on May, 13, 2005. Our preferred shares were listed on the BASE and the Córdoba Stock Exchange under the symbol “GGAL6” between May 13, 2004 and May 12, 2005.

The following tables present, for the periods indicated, the high and low closing prices and the average trading volume of our class B shares and preferred shares on the BASE as reported by the BASE and the high and low closing prices and the average trading volume of our ADSs on Nasdaq as reported by the Nasdaq National Market and the Nasdaq Capital Market. There has been low trading volume of our class B shares on the Córdoba Stock Exchange. The following prices have not been adjusted for any stock dividends and/or stock splits.
Grupo Financiero Galicia — Class B Shares — Buenos Aires Stock Exchange (in Pesos)

			Average Daily Volume
	High	Low	(in thousands of Class B shares)
Calendar Year
2003	2.02	0.69	4,175.3
2004(1)	2.61	1.42	5,571.5
2005	2.81	2.06	4,784.6
2006	2.86	1.72	2,045.3
2007	3.37	2.23	1,924.8

Two Most Recent Fiscal Years
2006
First Quarter	2.40	2.11	2,471.0
Second Quarter	2.32	1.76	1,976.2
Third Quarter	2.10	1.72	1,208.8
Fourth Quarter	2.86	2.03	2,552.3
2007
First Quarter	3.37	2.69	2,762.6
Second Quarter	3.34	2.98	1,622.9
Third Quarter	3.11	2.25	2,000.7
Fourth Quarter	2.63	2.23	1,259.6
2008
First Quarter	2.36	1.94	1,290.8
Second Quarter (through May 31, 2008)	2.26	1.75	1,356.1

Most Recent Six Months
December 2007	2.46	2.23	1,138.2
January 2008	2.33	1.94	1,354.7
February 2008	2.36	2.05	1,618.3
March 2008	2.32	2.08	830,5
April 2008	2.26	1.98	1,104.1
May 2008	2.01	1.75	1,910.0

(1)
On April 28, 2004, our class B shares began trading ex-coupon, which coupon related to the right to subscribe for the preferred shares as part of the preemptive rights offering. The value of each class B share was reduced by the value of the coupon of Ps. 0.101 per class B share.

As of June 20, 2008, the closing price of our class B shares was Ps. 1.72.
Grupo Financiero Galicia — Preferred Shares Outstanding from May 13, 2004 to May 11, 2005 — Buenos Aires Stock Exchange (in Pesos)

					Average Daily Volume
	High		Low		(in thousands of preferred shares)
Calendar Year
2004 (from May 13, 2004)	Ps.	2.48	Ps.	1.29	490.0
2005 (through May 11, 2005)		2.72		2.03	183.4

Most Recent Fiscal Year
2004
Second Quarter (from May 13, 2004)		1.59		1.29	345.6
Third Quarter		1.87		1.33	681.4
Fourth Quarter		2.48		1.88	376.1
2005
First Quarter		2.72		2.10	230.9
Second Quarter (through May 11, 2005)		2.34		2.03	81.8

Most Recent Six Months
December 2004		2.48		1.99	275.2
January 2005		2.44		2.26	146.0
February 2005		2.69		2.37	184.3
March 2005		2.72		2.10	360.3
April 2005		2.25		2.03	100.4
May 2005 (through May 11, 2005)		2.34		2.15	32.9

Grupo Financiero Galicia — ADSs — Nasdaq National Market / Nasdaq Capital Market (in US$)

			Average Daily Volume
	High	Low	(in thousands of ADRs)
Calendar Year
2003	6.73	2.05	238.1
2004	8.85	4.65	324.2
2005	9.62	6.87	347.3
2006	9.56	5.61	190.2
2007	11.12	6.98	273.1

Two Most Recent Fiscal Years
2006
First Quarter	7.84	6.91	237.4
Second Quarter	7.70	5.70	181.4
Third Quarter	6.83	5.61	121.7
Fourth Quarter	9.56	6.60	221.0
2007
First Quarter	11.12	8.69	289.3
Second Quarter	11.00	9.59	239.0
Third Quarter	10.00	7.15	335.7
Fourth Quarter	8.25	6.98	229.4
2008
First Quarter	7.60	6.14	259.3
Second Quarter (through May 31, 2008)	7.07	5.33	252.6

Most Recent Six Months
December 2007	8.00	6.98	228.8
January 2008	7.60	6.14	280.8
February 2008	7.47	6.35	287.9
March 2008	7.33	6.58	208.0
April 2008	7.07	6.10	125.3
May 2008	6.45	5.33	385.9

As of June 20, 2008, the closing price of our ADS was US$ 5.46.
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
Banco Galicia — Class B Shares — Buenos Aires Stock Exchange (in Pesos)

			Average Daily Trading Volume
	High	Low	(in thousand Class B shares)
Calendar Year
2003	3.85	1.58	1.06
2004	5.10	3.30	1.22
2005	4.30	3.60	1.96
2006	4.50	3.04	1.56
2007	6.46	4.25	2.74

Two Most Recent Fiscal Years
2006
First Quarter	4.25	3.65	1.04
Second Quarter	3.65	3.38	2.21
Third Quarter	3.35	3.04	1.21
Fourth Quarter	4.5	3.32	1.83
2007
First Quarter	6.46	4.25	5.94
Second Quarter	5.80	4.99	2.40
Third Quarter	5.05	4.45	1.43
Fourth Quarter	4.70	4.30	1.10
2008
First Quarter	4.40	4.08	0.38
Second Quarter (through May 31, 2008)	4.45	3.70	2.02

Most Recent Six Months
December 2007	4.42	4.30	0.38
January 2008	4.25	4.15	0.45
February 2008	4.10	4.08	0.54
March 2008	4.40	4.40	0.10
April 2008	4.45	4.40	0.06
May 2008	4.00	3.70	3.99
As of June 20, 2008, the closing price of the Bank’s class B shares was Ps. 3.79.
Argentine Securities Market
The principal and oldest exchange for the Argentine securities market is the BASE. The BASE started operating in 1854 and handles approximately 95% of all equity trading in Argentina. Securities listed on the BASE include corporate equity and debt securities and government securities. Debt securities listed on the BASE may also be listed on the MAE. The Buenos Aires Stock Market (the “MERVAL”), which is affiliated with the BASE, was founded in 1929 and is the largest stock market in Argentina. The MERVAL is a corporation whose 133 shareholder members are the only individuals and entities authorized to trade, either as principal or as agent, in the securities listed on the BASE. Although there are 183 MERVAL shares outstanding, some banks and brokers own more than one share and currently there are 133 members. We are a member of the MERVAL through Galicia Valores, who has 3 seats.
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

Although companies may list all of their capital stock on the BASE, in most cases the controlling shareholders retain the majority of a company’s capital stock. This results in only a relatively small percentage of most companies’ stock being available for active trading by the public on the BASE. Even though individuals have historically constituted the largest group of investors in Argentina’s equity markets, in recent years, banks and insurance companies have shown an interest in these markets. Argentine pension funds also represent an increasing percentage of BASE trading activity. As of March 31, 2008, such pension funds held approximately 4% of market capitalization. Argentine mutual funds, by contrast, continue to have very low participation in the market. Although 111 companies had equity securities listed on the BASE as of December 31, 2007, the 10 most-traded companies on the exchange accounted for approximately 77% of total trading value during 2007. Our shares were the third most-traded shares on the BASE in 2007, with a 8% share of trading volume.
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
Market Regulations
The CNV oversees the Argentine securities markets and is responsible for authorizing public offerings of securities and supervising brokers, public companies and mutual funds. Argentine pension funds and insurance companies are regulated by separate Government agencies, while financial institutions are regulated mainly by the Argentine Central Bank. The Argentine securities markets are governed generally by Law No. 17,811, as amended, which created the CNV and regulates stock exchanges, market operations and the public offering of securities.
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
In order to improve Argentine securities market regulation, Decree No. 677/01 or “Decree for Transparency in the Public Offering,” was promulgated and took effect on June 1, 2001. This decree has come to be regarded as the financial consumer’s “bill of rights.” Its objective is to provide transparency and protection to participants in the capital markets. The decree applies to individuals and entities that participate in the public offering of securities and to stock exchanges as well. Among its key provisions, the decree broadens the definition of “security;” governs the treatment of negotiable securities; obligates publicly listed companies to form audit committees composed of three or more members of the board of the directors, the majority of whom must be independent under CNV regulations; authorizes market-stabilization transactions under certain circumstances; governs insider trading, market manipulation and securities fraud; and regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies.
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

In October 2007, the CNV passed Resolution No. 516/07 providing for voluntary adoption of a corporate governance code. The CNV recommends adoption of such code by public companies but requires that their policy with respect to each topic described in the code be disclosed in detail in the annual report. This resolution will be effective for fiscal years beginning on January 1, 2008 and after and, therefore, public companies, including us, will have to report on their degree of fulfillment of each topic of such code.
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
We were incorporated on September 14, 1999, as a stock corporation under the laws of Argentina and registered on September 30, 1999, with the Argentine Superintendency of Companies or IGJ, under corporate registration number 14,519 of Book 7, Volume of Stock Corporations. Our domicile is in Buenos Aires, Argentina. Under our bylaws, our duration is until June 30, 2100 and we are exclusively a financial and investment company. This duration may be extended by resolution taken at a general extraordinary shareholders’ meeting.
Our bylaws do not contain any provision governing the ownership threshold above which shareholder ownership must be disclosed.
During the shareholders’ meeting held on April 23, 2003, we decided not to adhere to the “Optional Statutory System for the Mandatory Acquisition of Shares in a Public Offering” regime in compliance with Decree No. 677/01, which requires a company to announce whether it has adopted this regime.
Outstanding Capital Stock
Our total subscribed and paid-in share capital as of December 31, 2007, amounted to Ps. 1,241,407,017, composed of class A shares and class B shares, each with a par value of Ps. 1.00. The following table presents the number of our shares outstanding as of December 31, 2007, and the voting interest that the shares represent.

	As of December 31, 2007
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
Directors
Our bylaws provide that the board of directors shall be composed by at least three and at most nine members, as decided at a general ordinary shareholders’ meeting. To be appointed to our board of directors, such person must have been presented as a candidate by shareholders who represent at least 10% of our voting rights, at least three business days before the date the general ordinary shareholders’ meeting is to be held. Our bylaws do not state an age limit over which the directors cannot serve on our board.
At each annual shareholders’ meeting, the term of one third of the members of our board of directors (no fewer than three directors) expires and their successors are elected to serve for a term of three years. The shareholders’ meeting shall have the power to fix a shorter period (one or two years) for the terms of office of one, several or all of the directors. This system of electing directors is intended to help maintain the continuity of the board. Alternate directors replace directors until the following general ordinary shareholders’ meeting is held. Directors may also be replaced by alternate directors if a director will be absent from a board meeting. The board of directors is required to meet at least once every month and anytime any one of the directors or syndics so requests.
Our bylaws state that the board of directors may decide to appoint an executive committee and/or a delegate director.
Our bylaws do not provide for any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to in this annual report was selected as a director or member of senior management.

Additionally, pursuant to our bylaws, any borrowing powers on behalf of the Company are granted to our Board of Directors. Our Board of Directors has the power to delegate these borrowing powers to our directors through a power of attorney and currently certain of our directors have powers of attorney to negotiate the terms of and borrow money on behalf of the Company. Furthermore, as stated by our bylaws, the chairman of our Board of Directors is also the legal representative of the Company. Although our bylaws do not expressly address a director’s power to vote on proposals, arrangements or contracts in which the director has a material interest, pursuant to customary Argentine business practice and certain tenants of Argentine corporate law, our directors do not vote on proposals, arrangements or contracts in which the director has a material interest.
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

Extraordinary shareholders’ meetings may be called at any time to discuss matters beyond the competence of the ordinary meeting, including but not limited to amendments to the bylaws, matters related to the liquidation of a company, limitation of the shareholders’ preemptive rights to subscribe new shares, issuance of bonds and debentures, transformation of the corporate form, a merger into another company and spin-offs, early winding-up, change of the company’s domicile to outside Argentina, total or partial repayment of capital for losses, and a substantial change in the corporate purpose set forth in the bylaws.
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
Additionally, our bylaws provide that any shareholder holding at least 5% in aggregate of our capital stock may present, in writing, to the Board of Directors, before February 28 of each year, proposals of items to be included in the agenda at the annual general ordinary shareholders’ meeting. The Board of Directors is not obligated to include such items in the agenda.
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
Under CNV regulations and our bylaws, cash dividends must be paid to shareholders within 30 days of the shareholders’ meeting approving the dividend. Payment of dividends in shares requires authorization from the CNV, the BASE and the Córdoba Stock Exchange, whose authorizations must be requested within 10 business days after the shareholders’ meeting approving the dividend. We must make a distribution of the shares available to shareholders not later than three months after receiving authorization to do so from the CNV.
Shareholders may no longer claim the payment of dividends from us after three years have elapsed from the date on which the relevant dividends were made available to such shareholders.
Capital Increases and Reductions
We may increase our capital upon resolution of the general ordinary shareholders’ meeting. All capital increases must be reported to the CNV, published in the Official Gazette and registered with the Public Registry of Commerce. Capital reductions may be voluntary or mandatory. A voluntary reduction of capital must be approved by an extraordinary shareholders’ meeting after the corresponding authorization by the BASE, the Córdoba Stock Exchange and the CNV and may take place only after notice of such reduction has been published and creditors have been given an opportunity to obtain payment or guarantees for their claims or attachment. A reduction of capital is mandatory when losses have exceeded reserves and more than 50% of the share capital of the company.
Preemptive Rights
Under Argentine law, it is mandatory that a shareholder of ordinary shares of any given class have preemptive rights, proportional to the number of shares he or she owns, to subscribe for shares of capital stock of the same class or of any other class if the new subscription offer does not include all classes of shares. Shareholders may only decide to suspend or limit preemptive rights by supermajority at an extraordinary shareholders’ meeting and only in exceptional cases. Shareholders may waive their preemptive rights only on a case-by-case basis.
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
any shareholder that voted against such action or did not attend the relevant meeting may exercise its right to have its shares canceled in exchange for the book value of its shares, determined on the basis of our latest balance sheet prepared in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within the periods set forth below.
There is, however, doubt as to whether holders of ADSs, will be able to exercise appraisal rights with respect to class B shares represented by ADSs.
Appraisal rights must be exercised within five days following the adjournment of the meeting at which the resolution was adopted, in the event that the dissenting shareholder voted against such resolutions, or within 15 days following such adjournment if the dissenting shareholder did not attend such meeting and can prove that he was a shareholder on the date of such meeting. In the case of a merger or spin-off involving an entity authorized to make a public offering of its shares, appraisal rights may not be exercised if the shares to be received as a result of such transaction are listed on any stock exchange. Appraisal rights are extinguished if the resolution giving rise to such rights is overturned at another shareholders’ meeting held within 75 days of the meeting at which the resolution was adopted.
Payment of the appraisal rights must be made within one year from the date of the shareholders’ meeting at which the resolution was adopted, except if the resolution was to delist our capital stock, in which case the payment period is reduced to 60 days from the date of the related resolution.
Preferred Stock
According to the Corporations’ Law and our bylaws, an ordinary shareholders’ meeting may approve the issuance of preferred stock. Such preferred stock may have a fixed dividend, cumulative or not cumulative, with or without additional participation in our profits, as decided by shareholders at a shareholders’ meeting when determining the conditions of the issuance. They may also have other preferences, such as a preference in the event of our liquidation.

The holders of preferred stock shall not be entitled to voting rights. Notwithstanding the foregoing, in the event that no dividends are paid to such holders for their preferred stock, and for as long as such dividends are not paid, the holders of preferred stock shall be entitled to voting rights. Holders of preferred stock are also entitled to vote on certain special matters, such as the transformation of the corporate form, a merger into another company and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), early winding-up, a change of our domicile to outside Argentina, total or partial repayment of capital for losses and a substantial change in the corporate purpose set forth in our bylaws or in the event our preferred stock is traded on stock exchanges and such trading is suspended or terminated.
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
Redemption or Repurchase
According to Decree No. 677/01, a stock corporation may acquire the shares issued by it, provided that the public offering and listing thereof has been authorized, subject to the following terms and conditions and those set forth by the CNV. The CNV has not yet issued its regulations. The above-mentioned conditions are: (a) the shares to be acquired shall be fully paid up; (b) there shall be a resolution signed by the board of directors to such effect; (c) the acquisition shall be made out of net profits or free or voluntary reserves; and (d) the total amount of shares acquired by the company, including previously acquired shares, shall not exceed 10% of the capital stock or such lower percentage determined by the CNV. The shares acquired by the company in excess of such limit shall be disposed of within the term of 90 days after the date of the acquisition originating such excess.
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

Taxation
The following is a summary of the principal Argentine and U.S. Federal tax consequences arising from the acquisition, ownership and disposition of our class B shares and ADSs. It is based upon Argentine and U.S. Federal tax laws and regulations in effect as of the date of this annual report and is subject to any subsequent changes in such laws and regulations that may come into effect after such date. Any change could apply retroactively and could affect the continued validity of this summary. The summary which follows does not constitute legal advice or a legal opinion with respect to the transactions that the holders of our class B shares or ADSs may enter into, but rather is only a brief description of certain (and not all) aspects of the Argentine and U.S. Federal taxation system related to the acquisition, ownership and disposition of our class B shares and ADSs. In addition, although the following summary is believed to be a reasonable interpretation of the current taxation rules and regulations, we cannot assure you that the applicable authorities or tribunals will agree with all of, or any of, the tax consequences outlined below. Currently, there is no tax treaty between the United States and Argentina.
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
On July 3, 2003, the Government’s Chief Counsel (“Procurador del Tesoro”) issued an opinion that the provisions of the income tax law that taxed capital gains arising from shares without quotation obtained by resident individuals or “offshore companies,” as defined by the Argentine Income Tax Law, are no longer in force because they have been implicitly abrogated. The validity of this opinion is difficult to assess. Opinions of the Government’s Chief Counsel are binding upon all Government attorneys, including attorneys of the Argentine tax administration.
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

Specifically, the Law establishes that banks, other financial institutions and insurance companies will consider a taxable base equal to 20% of the value of taxable assets.
A company’s asset tax liability for a tax year will be reduced by its income tax payments, and asset tax payments for a tax year can be carried forward to be applied against the company’s income tax liability in any of the following ten tax years.
Personal Assets Tax
Individuals domiciled and undivided estates located in Argentina or abroad will be subject to an annual tax in respect of assets located in Argentina and abroad. The tax rate is from 0.5% to 1.25%, depending on the total amount of assets. Individuals domiciled abroad will pay the tax only in respect of the assets they hold in Argentina. In the case of individuals domiciled abroad, the tax will be paid by the individuals or entities domiciled in Argentina which, as of December 31st of each year, hold the joint ownership, possession, use, enjoyment, deposit, safekeeping, custody, administration or tenure of the assets located in Argentina subject to the tax belonging to the individuals domiciled abroad. When the direct ownership of negotiable obligations, government securities and certain other investments, except shares issued by companies ruled by the Corporations’ Law, corresponds to companies domiciled abroad in countries that do not enforce registration systems for private securities (with the exception of insurance companies, open-end investment funds, pension funds or banks and financial entities with head offices in countries that have adopted the international banking supervision standards laid down by the Basel Committee on Banking Supervision) or that pursuant to their bylaws, charter, documents or the applicable regulatory framework, have as their principal activity investing outside of the jurisdiction of their organization or domicile, or are generally restricted from doing business in their country of incorporation, it will be assumed, without any proof to the contrary being admitted, that those assets belong ultimately to individuals and therefore the system for paying the tax for such individuals domiciled abroad is applicable to them.
There is an exception pursuant to a tax reform that was published in the Official Gazette as Law No. 25,585, which went into effect on December 31, 2002. This tax reform introduced a mechanism to collect the personal assets tax on shares issued by companies ruled by the Corporations’ Law, which ownership belongs to individuals domiciled in Argentina or abroad and companies or entities domiciled abroad. In the case of companies or entities domiciled abroad, it will be assumed, without any proof to the contrary being admitted, that those shares belong ultimately to individuals domiciled abroad.
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

United States Taxes
The following is a summary of the material U.S. Federal income tax consequences of the acquisition, ownership and disposition of class B shares or ADSs, as such securities are set forth in the documents or the forms thereof, relating to such securities as in existence on the date hereof, but it does not purport to address all of the tax considerations that may be relevant to a decision to purchase, own or dispose of class B shares or ADSs. This summary assumes that the class B shares or ADSs will be held as capital assets and does not address tax consequences to all categories of investors, some of which (such as dealers or traders in securities or currencies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt entities, banks, insurance companies, persons that received class B shares or ADSs as compensation for the performance of services, persons owning (or deemed to own for U.S. tax purposes) at least 10% or more (by voting power or value) of our shares, investors whose functional currency is not the US Dollar and persons that will hold the class B shares or ADSs as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction for U.S. tax purposes) may be subject to special tax rules. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of class B shares or ADSs.
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
Dividends paid in pesos will be included in the gross income of a U.S. Holder in an amount equal to the US Dollar value of the pesos on the date of receipt, which, in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Any gains or losses resulting from the conversion of pesos between the time of the receipt of dividends paid in pesos and the time the pesos are converted into US Dollars will be treated as ordinary income or loss, as the case may be, of a U.S. Holder. Dividends received by a U.S. Holder with respect to the class B shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Argentine tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. Federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific categories of income. For this purpose, dividend income with respect to your class B shares or ADSs should generally constitute “passive category income,” or in the case of certain U.S. Holders, “general category income.” The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
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
The initial tax basis of the class B shares to a U.S. Holder is the US Dollar value of the pesos denominated purchase price determined on the date of purchase. If the class B shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the Dollar value of the cost of such class B shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.
With respect to the sale or exchange of class B shares or ADSs, the amount realized generally will be the US Dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If the class B shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the US Dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

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
Based on certain estimates of its gross income and gross assets, the nature of its business and relying on the Active Bank Exception, the Company believes that it will not be classified as a PFIC for the taxable year ended December 31, 2007. The Company’s status in future years will depend on its assets and activities in those years. The Company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were a PFIC, a U.S. Holder of class B shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of certain dividends at the lower rates applicable to long-term capital gains, as discussed above under “Taxation of Cash Dividends and Distribution of Stock”) with respect to any gain from the sale or exchange of, and certain distributions with respect to, the class B shares or ADSs.
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
Material Contracts
On July 24, 2007, Grupo Galicia entered into a loan agreement with Merrill Lynch International for a loan in an aggregate principal amount of US$ 80 million. The proceeds of the loan were used to subscribe for new shares of the Bank and, after giving effect to the capital increase, Grupo Financiero Galicia held 94.66% of the shares of the Bank, up from 93.60% prior to such capital increase. The loan is unsecured, and will be paid in two installments: US$ 18 million one year after the granting of such loan and US$ 62 million two years after the granting thereof. The interest rate for the first year is 7.75% and for the second year it is 3-month Libor plus 350 basis points. Interest is payable annually. The first installment will be paid with a mandatory time deposit, as a portion of the loan was set aside as required by Argentine regulations on capital movements. This loan agreement includes a number of significant covenants that, among other things, restrict Grupo Financiero Galicia’s ability to: (i) incur indebtedness that, individually, or in the aggregate, exceeds US$ 10.0 million; (ii) make certain restricted payments, including the payment of dividends; or (iii) make any capital expenditure exceeding US$ 2.0 million. In addition, the loan agreement also requires Grupo Financiero Galicia to maintain a specified equity to assets ratio and to comply with certain information requirements.
In connection with its foreign debt restructuring, the Bank entered into various restructured loan agreements with its bank creditors and into an indenture with The Bank of New York, acting as trustee, pursuant to which bonds were issued. These restructured loan agreements and the indenture include, on a combined basis, a number of significant covenants that, among other things, restrict the Bank’s ability to: (i) pay dividends on stock or purchase stock (see Item 8. “Financial Information—Dividend Policy and Dividends—Dividend Policy”); (ii) use the proceeds received from the sale of certain assets or from the issuance of debt or equity securities; (iii) engage in certain transactions with affiliates; or (iv) engage in business activities unrelated to the Bank’s current business. In addition, certain of the restructured loan agreements also require the Bank to maintain specified financial ratios and to comply with certain reporting and informational requirements.
In December of 2004, the Bank entered into an amendment and waiver of the restructured loan agreements, whereby the Bank and the lenders agreed principally to: (i) amend certain terms to allow for certain securitization transactions and to allow for the financing of the construction of the new corporate tower and (ii) waive the delivery requirement for certain documents in connection with certain transactions.
In August of 2006, the Bank entered into a second amendment to each of the restructured loan agreements, whereby the Bank and the lenders agreed principally to: (i) permit the use of proceeds received from the sale of various government securities and other similar assets to effect open market purchases of negotiable instruments issued by the Bank and to prepay loans outstanding with the lenders and (ii) permit us to further capitalize the Bank with negotiable obligations of the Bank owned by us and issued in connection with the restructuring of the Bank’s debt.
In December of 2007, the Bank entered into a third amendment to each of the restructured loan agreements, whereby the Bank and the lenders agreed principally to: (i) the modification of the mergers, consolidations, sales and leases covenant and the transactions with affiliates covenant in order to afford the Bank greater flexibility with respect to transactions contemplated by such covenants, (ii) the deletion of covenants limiting the Bank’s ability to dispose of its assets, make capital expenditures or investments or compensate its directors and (iii) the modification of the amendment, waiver or consent provision of such restructured loan agreements so that certain notes or loans held by the Bank and its affiliates may be counted for purposes of entering into amendments, waivers or consents to such agreements.

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
Based on best practices, Banco Galicia defines policies and procedures, and allocates resources and responsibilities that involve different organizational divisions and levels, with the purpose of identifying, controlling, managing and optimizing different risks, in order to consolidate an integral approach to risk management and to continuously improve said process. At Banco Galicia, the process of establishing the consolidated Bank risk tolerance and practices is carried out under the direction of the Bank’s Board of Directors by the Risk Management Committee. Within the risk management framework, the Risk Management Committee is the highest corporate body to which the Bank’s Board of Directors delegates integral risk management and the executive responsibility to define and enforce risk management policies, procedures and controls. Risk management activities (management of financial, credit and operational risks) are handled in a decentralized manner in the divisions that are directly responsible for such risks. The Bank’s Risk Management Department is responsible for ensuring the Board of Directors full knowledge of the risks to which the Bank is exposed and to design and propose, together with the divisions directly responsible, the policies and procedures necessary to mitigate and control such risks. The Bank’s Treasury Division manages liquidity and market risks, its Credit Division manages credit risk and different areas of the Bank manage operational risks under the supervision of the Risk Management Department. All exceptions to internal risk policies must be submitted to the Risk Management Committee by the divisions directly responsible, along with an adjustment plan, which has to be approved by the Committee. Independently of its internal policies and procedures designed to minimize the risks that it may assume, the Bank complies with the applicable regulations of the Argentine Central Bank.
See Item 6. “Directors, Senior Management and Employees—Functions of the Board of Directors of Banco Galicia.” Liquidity management is discussed in Item 5B. “Liquidity and Capital Resources.” Credit risk management is discussed in Item 4. “Information on the Company—Selected Statistical Information—Credit Review Process” and other sections under Item 4. “Information on the Company—Selected Statistical Information” describing the Bank’s loan portfolio and loan loss experience.
The following sections contain information on Banco Galicia’s sensitivity to interest-rate risk and exchange-rate risk that constitute forward-looking statements that involve risks and uncertainties. Actual results could differ from those projected in the forward-looking statements.
Interest Rate Risk
Interest rate risk stems from the sensitivity of the Bank’s results and value to fluctuations in interest rates. Interest rate sensitivity arises in the Bank’s normal course of business, as the repricing characteristics of its interest-earning assets do not necessarily match those of its interest-bearing deposits and other borrowings. In order to mitigate said risk, the Bank’s policy is to set limits on the sensitivity to interest rate variations inherent in a certain structure of Bank assets and liabilities, in terms of permitted negative maximum variations in the net financial income for the first year and the present value of assets and liabilities, as explained below.

In order to meet customers’ needs and, at the same time, reach the Bank’s medium- and long-term financial objectives, measuring and controlling the sensitivity to interest rate fluctuations are relevant functions integrated into the management scheme.
Until December 31, 2006, the Bank monitored the repricing structure of interest-earning assets and interest-bearing liabilities, using mainly such methods as gap analysis, complemented by rate-shock analysis and net-present-value analysis, together with gap-duration analysis. Interest-rate gap reports were used primarily for measuring risk in the short term, while the other methods were used for measuring longer-term risk. During 2006, the Bank’s Board of Directors defined a new method for addressing interest-rate risk based on the measurement of the sensitivity to interest-rate variations inherent in a certain structure of the Bank’s assets and liabilities in terms of variations in the net financial income for the first year and in the present value of assets and liabilities as explained below. The Bank’s Board of Directors defined a policy on interest-rate risk, applicable beginning in fiscal year 2007, that sets limits (see below) to the sensitivity to interest rate variations of a certain structure of the Bank’s assets and liabilities, in terms of negative maximum variations in the net financial income for the first year and in the present value of assets and liabilities.
Limit on the Net Financial Income for the First Year
The effect of interest rate variations on the net financial income for the first year is calculated using the methodology known as “scenario simulation.” On a monthly basis, net financial income for the first year is simulated in a “base” scenario and in a “+100 basis points” scenario. In order to prepare each scenario, different criteria are assumed regarding the sensitivity to interest rates of assets and liabilities, depending on the historical observed performance of the different balance sheet items. Net financial income for the first year in the “+100 basis points” scenario is compared to the net financial income for the first year in the “base” scenario. The resulting difference is related to the annualized accounting net financial income for the last available calendar trailing quarter, for the Bank on a consolidated basis, before the adjustment to the valuation of public-sector assets as per Communiqué “A” 3911 of the Argentine Central Bank, quotation differences and CER adjustment.
The limit on a potential loss in the “+100 basis points” scenario relatively to the “base” scenario was established at 20% of the net financial income for the first year, as defined in the above paragraph. At fiscal year end 2007, the negative difference between the net financial income for the first year corresponding to the “+100 basis points” scenario and that corresponding to the “base” scenario represented 3.8% of the net financial income for the first year. As of December 31, 2006, such loss represented 8.8% of the net financial income for the first year at that time.
The tables below show as of December 31, 2007 and December 31, 2006, in absolute and percentage terms, the change in the Bank’s net financial income (“NFI”) of the first year, as compared to the NFI of the “base” scenario corresponding to interest rate variations of 50, 100, 150 and 200 basis points from those in the “base” scenario. The Bank’s net portfolio is broken down into trading and non-trading. The trading net portfolio represents primarily securities issued by the Argentine Central Bank (Lebac and Nobac).

Net Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2007		As of December 31, 2006
Change in Interest Rates in Basis Points	Variation	% Change in the NFI	Variation	% Change in the NFI
200	(57.6)	(7.55)%	(64.2)	(17.65)%
150	(43.2)	(5.66)%	(48.2)	(13.24)%
100	(28.8)	(3.77)%	(32.1)	(8.83)%
50	(14.4)	(1.89)%	(16.1)	(4.41)%
(50)	9.8	1.28%	10.9	3.00%
(100)	19.6	2.57%	21.8	6.01%
(150)	26.1	3.42%	29.1	8.00%
(200)	30.0	3.93%	33.4	9.19%

Net Trading Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2007		As of December 31, 2006
Change in Interest Rates in Basis Points	Variation	% Change in the NFI	Variation	% Change in the NFI
200	6.7	0.88%	2.9	0.80%
150	5.0	0.66%	2.1	0.58%
100	3.4	0.45%	1.4	0.38%
50	1.7	0.22%	0.7	0.19%
(50)	(1.6)	(0.21)%	(0.8)	(0.22)%
(100)	(3.3)	(0.43)%	(1.5)	(0.41)%
(150)	(4.9)	(0.64)%	(2.2)	(0.60)%
(200)	(6.6)	(0.86)%	(3.0)	(0.82)%

Net Non Trading Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2007		As of December 31, 2006
Change in Interest Rates in Basis Points	Variation	% Change in the NFI	Variation	% Change in the NFI
200	(64.3)	(8.43)%	(67.1)	(18.45)%
150	(48.2)	(6.32)%	(50.3)	(13.82)%
100	(32.2)	(4.22)%	(33.5)	(9.21)%
50	(16.1)	(2.11)%	(16.8)	(4.61)%
(50)	11.4	1.49%	11.7	3.22%
(100)	22.9	3.00%	23.3	6.42%
(150)	31.0	4.06%	31.3	8.60%
(200)	36.6	4.80%	36.4	10.02%

(1)	Net interest of the first year.
Net Present Value of Assets and Liabilities
The net present value of assets and liabilities is also calculated on a monthly basis and taking into account the assets and liabilities of the Bank’s consolidated balance sheet. The net present value of the consolidated assets and liabilities, as mentioned, is calculated for a “base” scenario in which the portfolio of securities with quotation is discounted using interest rates obtained according to “yield curves” determined based on the market yields of different reference bonds denominated in Pesos, in US Dollars and CER adjusted. Yield curves for assets and liabilities without quotation are also created using market interest rates. The net present value of assets and liabilities is also obtained for another scenario where portfolios are discounted at the rates of the aforementioned yield curves plus 100 basis points It is worth mentioning that, in order to prepare the second scenario, it was assumed that an increase in domestic interest rates is not transferred to the yield curves of the US Dollar portfolios, and that, in the case of CER-adjusted portfolios, only 40 basis points are transferred (i.e., per each 100 basis points increase in the interest rate, the spread over CER increases 40 basis points). By comparing the values obtained for each scenario, the difference between the present values of shareholders’ equity in each scenario can be drawn.
The limit on a potential loss in the present value of shareholders’ equity resulting from a 100 basis points increase in interest rates relative to the “base” scenario, was established at 3% of the RPC. As of the fiscal year end 2007, a 100 basis points increase in interest rates (as mentioned in the paragraph above) resulted in a reduction of the present value of the Bank’s shareholders’ equity relative to the value calculated for the “base” scenario, equivalent to 1.0% of the RPC. For fiscal year end 2006 this reduction was 2.6%.
The tables below show as of December 31, 2007 and December 31, 2006, in absolute and percentage terms, the change in the Bank’s RPC versus the RPC of the “base” scenario, corresponding to interest rate variations of 50, 100, 150 and 200 basis points from those in the “base” scenario. The Bank’s net portfolio is broken down into trading and non-trading. The trading net portfolio represents primarily securities issued by the Argentine Central Bank (Lebac and Nobac).

Net Portfolio	Net Fair Value
(In millions of Pesos, except percentages)	As of December 31, 2007		As of December 31, 2006
Change in Interest Rates in Basis Points	Variation	% Change in the RPC	Variation	% Change in the RPC
200	(47.8)	(2.02)%	(93.5)	(5.02)%
150	(36.2)	(1.53)%	(70.7)	(3.80)%
100	(24.5)	(1.03)%	(47.9)	(2.57)%
50	(12.4)	(0.52)%	(24.3)	(1.31)%
(50)	12.8	0.54%	25.1	1.35%
(100)	26.1	1.10%	50.9	2.73%
(150)	39.3	1.66%	76.8	4.13%
(200)	53.3	2.25%	104.2	5.60%

Net Trading Portfolio	Net Fair Value
(In millions of Pesos, except percentages)	As of December 31, 2007		As of December 31, 2006
Change in Interest Rates in Basis Points	Variation	% Change in the RPC	Variation	% Change in the RPC
200	(3.8)	(0.16)%	(1.7)	(0.09)%
150	(2.8)	(0.12)%	(1.2)	(0.06)%
100	(1.9)	(0.08)%	(0.8)	(0.04)%
50	(0.9)	(0.04)%	(0.4)	(0.02)%
(50)	1.0	0.04%	0.5	0.03%
(100)	1.9	0.08%	0.9	0.05%
(150)	2.9	0.12%	1.3	0.07%
(200)	3.8	0.16%	1.7	0.09%

Net Non Trading Portfolio	Net Fair Value
(In millions of Pesos, except percentages)	As of December 31, 2007		As of December 31, 2006
Change in Interest Rates in Basis Points	Variation	% Change in the RPC	Variation	% Change in the RPC
200	(44.0)	(1.86)%	(91.8)	(4.93)%
150	(33.4)	(1.41)%	(69.5)	(3.73)%
100	(22.6)	(0.95)%	(47.1)	(2.53)%
50	(11.5)	(0.49)%	(23.9)	(1.28)%
(50)	11.8	0.50%	24.6	1.32%
(100)	24.2	1.02%	50.0	2.69%
(150)	36.4	1.54%	75.5	4.06%
(200)	49.5	2.09%	102.5	5.51%
Foreign Exchange Rate Risk
Exchange-rate sensitivity is the relationship between the fluctuations of exchange rates and the Bank’s net financial income resulting from the revaluation of the Bank’s assets and liabilities denominated in foreign currency. The impact of variations in the exchange rate on the Bank’s net financial income depends on whether the Bank has a net asset foreign currency position (the amount by which foreign currency denominated assets exceed foreign currency denominated liabilities) or a short foreign currency position (the amount by which foreign currency denominated liabilities exceed foreign currency denominated assets). In the first case an increase/decrease in the exchange rate results in a gain/loss, respectively. In the second case, an increase/decrease results in a loss/gain, respectively. The Bank has established limits for its consolidated foreign currency mismatches for the asset and liability positions of 30% and -10% (minus 10%) of the Bank’s RPC, respectively. At the end of the fiscal year, the Bank’s net asset position in foreign currency represented 13.7% of its RPC.

As of December 31, 2007, Banco Galicia had a net asset foreign currency position of Ps. 324.2 million equivalent to US$ 102.9 million, after adjusting its on-balance sheet net liability position of Ps. 536.3 (US$ 170.2 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps 860.5 (US$ 273.1 million), recorded off-balance sheet.
As of December 31, 2006, Banco Galicia had a net asset foreign currency position of Ps. 72.5 million (US$ 23.6 million), after adjusting its on-balance sheet net liability position of Ps. 253.9 million by net forward purchases of foreign currency without delivery of the underlying asset, for Ps. 326.4 million (US$ 106.2 million), recorded off-balance sheet.
As of December 31, 2005, Banco Galicia had a net asset foreign currency position of Ps. 38.0 million (US$ 12.5 million), after adjusting its on-balance sheet net asset position of Ps. 286.3 million by net forward sales of foreign currency without delivery of the underlying asset, for Ps. 248.3 million (US$ 81.9 million), recorded off-balance sheet. No hedge instruments were used in prior fiscal years.
The tables below show the effects of changes in the exchange rate of the Peso vis-à-vis the US Dollar on the value of the Bank’s foreign currency net asset position as of December 31, 2007, 2006 and 2005. As of these dates, the breakdown of the Bank’s foreign currency net asset position into trading and non-trading is not presented, as the Bank’s foreign currency trading portfolio was not material.

	Value of Foreign Currency Net Position as of
	December 31, 2007
Percentage Change in the Value of the Peso Relative to the Dollar(1)	Amount	Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	453.9	129.7	40.0
30%	421.5	97.3	30.0
20%	389.0	64.8	20.0
10%	356.6	32.4	10.0
Static	324.2	—	—
(10)%	291.8	(32.4)	(10.0)
(20)%	259.4	(64.8)	(20.0)
(30)%	226.9	(97.3)	(30.0)
(40)%	194.5	(129.7)	(40.0)

(1)	Devaluation / (Revaluation).

(2)
Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts. In addition, as of December 31, 2007, the fair value of the Bank’s foreign currency derivatives amounted to Ps. 7.7 million.

	Value of Foreign Currency Net Position as of
	December 31, 2006
Percentage Change in the Value of the Peso Relative to the Dollar(1)	Amount	Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	101.5	29.0	40.0
30%	94.3	21.8	30.1
20%	87.0	14.5	20.0
10%	79.8	7.3	10.1
Static	72.5	—	—
(10)%	65.3	(7.2)	(9.9)
(20)%	58.0	(14.5)	(20.0)
(30)%	50.8	(21.7)	(29.9)
(40)%	43.5	(29.0)	(40.0)

(1)	Devaluation / (Revaluation).

(2)
Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts. In addition, as of December 31, 2006, the fair value of the Bank’s foreign currency derivatives amounted to Ps. 2.6 million.

	Value of Foreign Currency Net Position as of
	December 31, 2005
Percentage Change in the Value of the Peso Relative to the Dollar(1)	Amount		Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	53.2		15.2	40.0
30%	49.4		11.4	30.0
20%	45.6		7.6	20.0
10%	41.8		3.8	10.0
Static	38.0	(2)	—	—
(10)%	34.2		(3.8)	(10.0)
(20)%	30.4		(7.6)	(20.0)
(30)%	26.6		(11.4)	(30.0)
(40)%	22.8		(15.2)	(40.0)

(1)	Devaluation / (Revaluation).

(2)
Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts. In addition, as of December 31, 2005, the fair value of the Bank’s foreign currency derivatives amounted to Ps. 8.0 million.

Currency Mismatches
As of December 31, 2007, the Bank had a net asset (or long) position in both peso-denominated assets adjusted by CER and foreign currency-denominated assets, and a net liability (or short) position in non-adjusted peso-denominated liabilities. That is, the Bank had more peso-denominated CER-adjusted assets and more foreign currency-denominated assets than liabilities, and more non-adjusted peso-denominated liabilities than assets.
Funding of its long position in CER-adjusted assets through peso-denominated liabilities bearing a market interest rate (and no principal adjustment linked to inflation) exposes the Bank to differential fluctuations in the inflation rate and in market interest rates, with a significant increase in market interest rates vis-à-vis the inflation rate (which is reflected in the CER variation) having a negative impact on its net financial income. The risk inherent in the Bank’s balance sheet structure of assets and liabilities as regards exchange rate variations and real interest rates depends on the size and the sign of said currency mismatches. The Bank’s Board of Directors has defined a limit in that respect setting the maximum authorized positions in each currency.
The table below shows the composition of the Bank’s shareholders’ equity by currency and type of principal adjustment, that is the Bank’s assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER, as of December 31, 2007.

	As of December 31, 2007
	Assets	Liabilities	Gap
	(In millions of Pesos)
Financial Assets and Liabilities	19,821.7	20,076.2	(254.5)
Pesos — Adjusted by CER	2,293.8	277.3	2,016.5
Pesos — Unadjusted	11,325.0	13,059.7	(1,734.7)
Foreign Currency (1)	6,202.9	6,739.2	(536.3)
Other Assets and Liabilities	2,704.4	690.5	2,013.9

Total Gap	22,526.1	20,766.7	1,759.4

Adjusted for Forward Transactions Recorded in Memo Accounts Financial Assets and Liabilities	19,821.7	20,076.2	(254.5)
Pesos — Adjusted by the CER	2,293.8	277.3	2,016.5
Pesos — Unadjusted, Including Shareholders’ Equity (2)	9,584.7	12,179.9	(2,595.2)
Foreign Currency (1) (2)	7,943.2	7,619.0	324.2
Other Assets and Liabilities	2,704.4	690.5	2,013.9

Total Adjusted Gap	22,526.1	20,766.7	1,759.4

(1)	In Pesos, at an exchange rate of Ps. 3.1510 per US$1.0.

(2)	Adjusted for forward sales and purchases of foreign exchange made by the Bank and recorded off-balance sheet.

Peso-denominated Assets and Liabilities Adjusted by CER
At the end of fiscal year 2007, the Bank’s CER-adjusted assets consisted mainly of Secured Loans, securities issued by the Galtrust I Financial Trust, loans to the private sector and debt securities and participation certificate of the Special Fund Former Almafuerte Bank. The CER-adjusted liabilities consisted, mainly, of deposits and credit lines granted to the Bank and the regional credit card companies. As of December 31, 2007, the Bank had a net asset position in CER-adjusted assets of Ps. 2,016.5 million. The Bank’s Board of Directors has defined a limit for the CER-adjusted mismatch. This limit has been established at 100% and at -25% (minus 25%) of the Bank’s RPC for the net asset position and the short position, respectively. Considering the Bank’s RPC at the close of fiscal year end 2007, the Bank’s CER-adjusted net asset position represented 85.5% of its RPC as of that date.
Assets and Liabilities Denominated in Foreign Currency
At the end of fiscal year 2007, the Bank’s assets denominated in foreign currency consisted mainly of Boden 2012 Bonds received as compensation for the asymmetric pesification, cash and balances held at the Argentine Central Bank, loans to the non-financial private sector and residents abroad, and forward purchases of Boden 2012 Bonds in connection with repo transactions. The Bank’s liabilities denominated in foreign currency were mainly comprised of subordinated and non-subordinated negotiable obligations, debt with international banks and credit agencies issued by the Bank and the regional credit card companies, deposits, and obligations in connection with forward purchases of Boden 2012 Bonds and Discount Bonds sold under repurchase agreements. As mentioned above, as of December 31, 2007, the Bank’s net position in foreign currency adjusted to reflect forward transactions of foreign currency was an asset position of Ps. 324.2 million, equivalent to US$ 102.9 million. The Bank’s Board of Directors has defined limits for foreign currency mismatches of 30% and -10% (minus 10%) of the Bank’s RPC for the net asset position and net liability positions, respectively. At the end of fiscal year 2007, the Bank’s net asset position in foreign currency represented 13.7% of its RPC.
Non-adjusted Peso-denominated Assets and Liabilities
At the end of fiscal year 2007, the Bank’s non-adjusted peso-denominated assets mainly consisted of loans to the non-financial private sector, loans to the financial sector, cash, balances held at the Argentine Central Bank (including escrow accounts balances) and at correspondent banks, assets under financial leases, certificates of participation in different financial trusts, and debt instruments issued by the Argentine Central Bank. Liabilities in this currency were mainly comprised of non-financial private-sector deposits, liabilities with retailers in connection with the credit-card activities of the Bank and the regional credit card companies, and liabilities with domestic financial institutions. As of December 31, 2007, the Bank’s net position in non-adjusted peso-denominated liabilities, of Ps. 2,595.2 million, funded the above-mentioned long positions.
Other Assets and Liabilities
In the category “Other Assets and Liabilities,” the assets included were mainly the following: (i) bank premises and equipment and miscellaneous and intangible assets for Ps. 1,004.1 million, (ii) forward purchases of Discount Bonds in Pesos sold under repurchase agreements for Ps. 695.8 million, (iii) Ps. 277.0 million corresponding to the difference for amparo claims net of amortization, recorded as an intangible asset pursuant to the regulations established by the Argentine Central Bank, (iv) Ps. 258.5 million corresponding to the minimum presumed income tax (tax credit), recorded under “Miscellaneous Receivables, “ and (v) Equity Investments for Ps. 51.2 million. Liabilities included, mainly, Ps. 293.8 million recorded under “Miscellaneous liabilities” and allowances for other contingencies for Ps. 168.4 million.

Market Risk
In order to measure and control the risk derived from price variations of the financial instruments that make up the brokerage or trading portfolio, the model known as “Value at Risk” (or “VaR”) is used. This model determines, on an intra-day basis and for the Bank on an individual basis, the potential loss generated by the trading positions in securities and foreign currencies, considering the prices of the last 252 trading days. The parameters taken into consideration are as follows:
i)	A 95% “degree of confidence.”

ii)	VaR estimates are made for holding periods of one day and “n” days, where “n” is defined as the number of days necessary to liquidate the position in each security.

iii)
In the case of new issuances, the available trading days are taken into consideration, with a maximum; if there are not enough trading days or if there are no quotations, the volatility of bonds from domestic issuers with similar risk and characteristics is used.

The Bank’s policy requires that the Financial Operations and Risk Management Departments agree on the parameters under which the model works, and establishes the maximum losses authorized both for securities and foreign-currency positions in a fiscal year. These were set at Ps. 8.0 million and Ps. 0.5 million, respectively, for fiscal year 2007. The Bank was within policy guidelines.
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
2) Our management, including our Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report. In making this assessment, we used the criteria established in “Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations” of the Treadway Commission, or COSO.
3) Based on our assessment, we and our management have concluded that, as of the end of the period covered by this annual report, our internal control over financial reporting was effective.

(4) Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2007, as stated in their report to our financial statements.
(c) See Item 18. “Financial Statements—Report of the Independent Registered Public Accounting Firm as of and for the fiscal years ended December 31, 2007, 2006 and 2005” for our registered public accounting firm’s attestation report on management’s assessment of our internal control over financial reporting.
(d) Changes in Internal Control Over Financial Reporting.
During the period covered by this report, there have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
Mr. Luis O. Oddone is our Audit Committee financial expert and he is independent as that term is defined under Nasdaq National Market listing requirements.
Item 16B. Code of Ethics
We have adopted a corporate code of ethics (for Grupo Financiero Galicia and its main subsidiaries) in accordance with the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. During 2007, minor changes were introduced to our corporate code of ethics in order to include some modifications made in connection with local anti-money laundering regulations. There have been no waivers to such code. Our code of ethics is available on our website, at http://www.gfgsa.com.
Item 16C. Principal Accountants’ Fees and Services
The following table sets forth the total amount billed to us by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2007 and 2006.

	2007		2006
	(In thousands of Pesos)
Audit Fees		4,788		3,838
Audit Related Fees		1,819		1,428
Tax Fees		280		407
All Other Fees		434		114

Total	Ps.	7,321	Ps.	5,787

Audit Fees
Audit fees are mainly the fees billed in relation with professional services for auditing our consolidated financial statements under local and U.S. GAAP requirements for fiscal years 2007 and 2006.
Audit-Related Fees
Audit-related fees are fees billed for professional services related to attestation, review and verification services with respect to our financial information and the provision of services in connection with special reports in 2007 and 2006.

Tax Fees
Tax fees are fees billed with respect to tax compliance and advisory services related to tax liabilities.
All Other Fees
All other fees include fees paid for professional services other than the services reported above under “audit fees,” “audit related fees” and “tax fees” in each of the fiscal periods above.
Audit Committee Pre-approval
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

PART III
Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements
Report of the Independent Registered Public Accounting Firm as of and for the fiscal years ended December 31, 2007, 2006 and 2005
Consolidated Balance Sheets as of December 31, 2007 and 2006
Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006, and 2005
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2007, 2006, and 2005
Notes to the Consolidated Financial Statements
You can find our audited consolidated financial statements on pages F-1 to F-85 of this annual report.
Item 19. Exhibits

Exhibit	Description

1.1	Unofficial English language translation of the Bylaws (estatutos sociales). ****

2.1	Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American Depositary Receipt.*

2.2	Indenture, dated as of May 18, 2004, among the Bank, The Bank of New York and Banco Rio de la Plata S.A.**

4.1	English translation of form of Financial Trust Contract, dated April 16, 2002, among the Bank, Banco Provincia de Buenos Aires and BAPRO Mandatos y Negocios S.A.***

4.2
Form of Restructured Loan Facility (as evidenced by the Note Purchase Agreement, dated as of April 27, 2004, among Banco de Galicia y Buenos Aires S.A., Barclays Bank PLC, the holders party thereto and Deutsche Bank Trust Company Americas).**

4.3
Form of First Amendment and Waiver to Restructured Loan Facility (as evidenced by the First Amendment and Waiver to the Note Purchase Agreement, dated as of December 20, 2004, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas). ****

4.4
Form of Second Amendment to Restructured Loan Facility (as evidenced by the Second Amendment to the Note Purchase Agreement, dated as of August 25, 2006, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas).*****

4.5
Form of Third Amendment to Restructured Loan Facility (as evidenced by the Third Amendment to the Note Purchase Agreement, dated as of December 28, 2007, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas).

Exhibit	Description

4.6	Loan Agreement, dated as of July 24, 2007, between Grupo Financiero Galicia S.A. and Merrill Lynch International.

8.1	For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. “Information on the Company—Organizational Structure.”

12.1	Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the principal financial officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference from our Registration Statement on Form F-4 (333-11960).

**	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003.

***	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2002.

****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004.

*****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2006.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO FINANCIERO GALICIA S.A.
By:	/s/ Antonio Garcés
	Name:	Antonio Garcés
	Title:	Chairman of the Board and Chief Executive Officer

Date: June 27, 2008

GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

Report of the Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Grupo Financiero Galicia S.A.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Grupo Financiero Galicia S.A. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting rules prescribed by the Banco Central de la Republica Argentina (the “BCRA”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control Over Financial Reporting appearing on Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As discussed in Note 2.13, through Communiqué “A” 4667 the BCRA modified the presentation requirements of the statement of cash flows by incorporating certain short-term assets as cash equivalents. The Company has adjusted the consolidated statements of cash flows for the fiscal years December 31, 2006 and 2005, in order to reflect the change in accounting principles for comparative purposes.
Accounting rules prescribed by the BCRA vary in certain significant respects from accounting principles generally accepted in Argentina for enterprises in general and accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 and 34 to the consolidated financial statements, respectively.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Price Waterhouse & Co. S.R.L.
Santiago J. Mignone
Partner
Buenos Aires, Argentina
February 13, 2008, except for note 34 as to which the date is June 26, 2008.

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2007 and 2006
(Expressed in thousands of Argentine pesos)

	December 31,
	2007		2006
ASSETS
A. Cash and due from banks
Cash		743,185		550,851
Financial institutions and correspondents		2,216,828		1,743,998
Argentine Central Bank		1,648,864		1,494,699
Other local financial institutions		26,425		6,781
Foreign		541,539		242,518

	Ps.	2,960,013	Ps.	2,294,849
B. Government and corporate securities
Holdings of investment account securities		1,320,572		2,608,827
Holdings of trading securities		38,991		28,566
Government securities without quotation		1,872		431,753
Securities issued by the Argentine Central Bank		331,622		119,520
Investments in quoted corporate securities		973		339
Allowances		—		(357)

	Ps.	1,694,030	Ps.	3,188,648
C. Loans
To the non-financial public sector		1,265,466		2,739,282
To the financial sector		110,028		311,623
Interbank loans — (call money loans granted)		2,906		204,191
Other loans to domestic financial institutions		64,895		64,881
Accrued interest, adjustments and exchange rate differences receivable		42,227		42,551
To the non-financial private sector and residents abroad		10,654,142		7,801,109
Overdrafts		792,148		346,135
Promissory notes		2,911,170		2,143,706
Mortgage loans		945,088		687,954
Pledge loans		94,520		67,145
Personal loans		977,976		563,232
Credit card loans		3,630,133		2,458,572
Other		1,168,684		1,403,209
Accrued Interest, adjustments and quotation differences receivable		177,027		154,960
Documented interest		(42,462)		(23,231)
Unallocated collections		(142)		(573)
Allowances		(428,607)		(327,042)

	Ps.	11,601,029	Ps.	10,524,972
D. Other receivables resulting from financial brokerage
Argentine Central Bank		192,911		1,878,286
Amounts receivable for spot and forward sales to be settled		31,090		91,441
Securities receivable under spot and forward purchases to be settled		1,517,600		1,464,917
Negotiable obligations without quotation		20,868		26,721
Balances from forward transactions without delivery of underlying asset to be settled		1,087		1,807
Compensation to be received from the national government		—		401,335
Other		1,852,584		1,570,213
Allowances		(19,170)		(21,896)

	Ps.	3,596,970	Ps.	5,412,824
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Balance Sheets — Continued
As of December 31, 2007 and 2006
(Expressed in thousands of Argentine pesos)

	December 31,
	2007		2006
ASSETS (Continued)
E. Assets under financial leases
Assets under financial leases		359,552		208,603
Allowances		(3,768)		(2,428)

	Ps.	355,784	Ps.	206,175
F. Equity investments
In financial institutions		3,138		3,057
Other		82,009		77,385
Allowances		(41,357)		(44,867)

	Ps.	43,790	Ps.	35,575
G. Miscellaneous receivables
Receivables for assets sold		15,980		15,118
Tax on minimum presumed income — Tax credit		258,515		218,884
Other		1,056,970		515,805
Accrued interest on receivables for assets sold		98		93
Other accrued interest and adjustments receivable		79		82
Allowances		(85,588)		(74,472)

	Ps.	1,246,054	Ps.	675,510
H. Bank premises and equipment	Ps.	743,132	Ps.	490,290
I. Miscellaneous assets	Ps.	112,575	Ps.	271,107
J. Intangible assets
Goodwill		58,266		65,165
Organization and development expenses		390,052		437,631

	Ps.	448,318	Ps.	502,796
K. Unallocated items		9,161		4,381
L. Other Assets		17,882		8,311

Total Assets	Ps.	22,828,738	Ps.	23,615,438

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Balance Sheets — Continued
As of December 31, 2007 and 2006
(Expressed in thousands of Argentine pesos)

	December 31,
	2007		2006
LIABILITIES AND SHAREHOLDERS’ EQUITY
M. Deposits
Non-financial public sector	Ps.	193,911	Ps.	63,922
Financial sector		167,206		154,303
Non-financial private sector and residents abroad		12,804,504		10,561,144
Current accounts		2,629,925		1,982,765
Saving accounts		3,228,954		2,442,946
Time deposits		6,543,910		5,789,299
Investment accounts		199		4,031
Other		291,103		211,176
Accrued interest and quotation differences payable		110,413		130,927

	Ps.	13,165,621	Ps.	10,779,369
N. Other liabilities resulting from financial brokerage
Argentine Central Bank		698		3,025,977
Other		698		3,025,977
Banks and international entities		717,316		844,263
Unsubordinated negotiable obligations		2,190,231		2,809,416
Amounts payable for spot and forward purchases to be settled		1,273,308		1,046,181
Securities to be delivered under spot and forward sales to be settled		30,734		91,329
Loans from domestic financial institutions		213,039		281,445
-Interbank loans (call money loans received)		12,501		99,594
-Other loans from domestic financial institutions		199,191		181,461
-Accrued interest payable		1,347		390
Balances from forward transactions without delivery of underlying asset to be settled		—		2,478
Other		1,855,825		1,577,126
Accrued interest and quotation differences payable		81,803		128,001

	Ps.	6,362,954	Ps.	9,806,216
O. Miscellaneous liabilities
Dividends payable		40		—
Directors’ and Syndics’ fees		4,343		3,255
Other		320,200		219,002
Adjustments and accrued interest payable		—		838

	Ps.	324,583	Ps.	223,095
P. Provisions		170,083		182,927
Q. Subordinated negotiable obligations		855,258		777,617
R. Unallocated items		6,347		5,734
S. Other Liabilities		71,800		64,827
T. Minority interests		217,587		167,185

Total Liabilities	Ps.	21,174,233	Ps.	22,006,970

SHAREHOLDERS’ EQUITY		1,654,505		1,608,468

Total Liabilities and Shareholders’ Equity	Ps.	22,828,738	Ps.	23,615,438

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Income
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)

	December 31,
	2007		2006		2005
A. Financial income
Interest on cash and due from banks	Ps.	14,895	Ps.	874	Ps.	68
Interest on loans granted to the financial sector		3,345		2,869		2,823
Interest on overdrafts		111,299		69,670		39,957
Interest on promissory notes		294,154		200,564		119,017
Interest on mortgage loans		98,364		69,967		74,052
Interest on pledge loans		12,408		12,146		10,806
Interest on credit card loans		431,790		281,116		222,657
Interest on other loans		202,771		105,813		35,705
Interest on other receivables resulting from financial brokerage		36,231		171,878		165,895
Net income from government and corporate securities		241,303		235,272		333,107
Net income from secured loans — Decree No. 1387/01		79,709		194,777		203,487
Consumer price index adjustment (CER)		205,145		736,029		1,091,832
Exchange rate differences on gold and foreign currency		87,957		76,154		58,734
Other		178,515		72,694		40,492

	Ps.	1,997,886	Ps.	2,229,823	Ps.	2,398,632
B. Financial expenses
Interest on current account deposits		16,377		21,043		15,301
Interest on savings account deposits		4,540		4,105		4,557
Interest on time deposits		521,096		313,036		142,051
Interest on interbank loans received (call money loans)		3,918		3,517		1,642
Interest on financing from the financial sector		1,946		3,462		4,625
Interest on other liabilities resulting from financial brokerage		313,586		317,459		267,590
Interest on subordinated obligations		94,660		76,480		51,633
Other interest		45,848		186,578		282,765
Consumer price index adjustment		66,984		697,694		1,006,752
Contributions made to Deposit Insurance Fund		20,378		15,771		12,059
Other		157,367		212,454		56,954

	Ps.	1,246,700	Ps.	1,851,599	Ps.	1,845,929
C. Gross brokerage margin		751,186		378,224		552,703
Loan loss provisions		255,502		110,869		76,730

D. Income from services
In relation to lending transactions		334,730		247,501		185,825
In relation to borrowing transactions		293,308		220,543		175,907
Other commissions		18,731		17,056		14,898
Other		523,931		367,993		269,106

	Ps.	1,170,700	Ps.	853,093	Ps.	645,736
E. Expenses for services
Commissions		117,708		80,801		53,906
Other		139,896		100,291		68,065

	Ps.	257,604	Ps.	181,092	Ps.	121,971
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Income — Continued
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)

	December 31,
	2007		2006		2005
F. Administrative expenses
Personnel expenses		670,587		506,632		392,308
Directors’ and syndics’ fees		6,415		5,989		5,793
Other fees		42,939		36,148		32,314
Advertising and publicity		113,809		84,507		68,132
Taxes		70,393		50,469		37,349
Depreciation of bank premises and equipment		49,952		37,095		36,450
Amortization of organization expenses		35,640		34,904		36,480
Other operating expenses		190,616		145,017		114,293
Other		105,973		73,803		57,849

	Ps.	1,286,324	Ps.	974,564	Ps.	780,968

Net Income / (Loss) from financial brokerage	Ps.	122,456	Ps.	(35,208)	Ps.	218,770

G. Minority interests result	Ps.	(32,119)	Ps.	(19,016)	Ps.	(34,609)
H. Miscellaneous income
Net lncome from equity investments		1,957		—		6,662
Default interests		1,988		1,062		835
Loans recovered and allowances reversed		95,969		142,885		163,608
Other		173,581		151,176		111,061
Consumer price index adjustment (CER)		8		105		7,341

	Ps.	273,503	Ps.	295,228	Ps.	289,507
I. Miscellaneous losses
Net loss on long-term investments		—		14,362		—
Default interests and charges in favor of the Argentine Central Bank		15		571		16
Loan loss provisions for miscellaneous receivables and other provisions		48,151		62,424		99,754
Amortization of differences arising from court resolutions		108,667		—		122,279
Depreciation and losses from miscellaneous assets		627		923		906
Amortization of goodwill		19,687		20,478		24,574
Other		69,155		66,922		99,058
Consumer price index adjustment		35		—		541

	Ps.	246,337	Ps.	165,680	Ps.	347,128

Net Income / (Loss) before tax		117,503		75,324		126,540

J. Income tax	Ps.	71,466	Ps.	94,238	Ps.	19,302

Net Income / (Loss) for the fiscal year	Ps.	46,037	Ps.	(18,914)	Ps.	107,238

Net Income / (Loss) per common share (basic and assuming full dilution)		0.037		(0.015)		0.086
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)

	December 31,
	2007		2006		2005
Cash Flow from operating activities:
Net Income / (Loss) for the year	Ps.	46,037	Ps.	(18,914)	Ps.	107,238
Adjustments to reconcile net income to net cash from Operating activities:
Depreciation of bank premises and equipment and Miscellaneous assets		50,570		37,550		36,962
Amortization of intangible assets		163,994		55,382		182,713
Increase in allowances for loan and other losses, net of reversals		269,201		80,863		48,209
Equity loss (gain) of unconsolidated subsidiaries		(1,957)		14,362		(6,662)
Gain on sale of premises and equipment		(1,472)		(1,261)		(1,355)
Consumer price index adjustment (CER/CVS)		485,628		891,866		(484,834)
Unrealized foreign exchange (loss) / gain		37,057		(5,914)		(13,569)
Decrease (Increase) in government securities		1,589,476		1,267,505		1,044,988
Decrease (Increase) in other assets		(27,441)		1,064,407		445,506
Increase (Decrease) in other liabilities		(161,327)		162,287		20,321

Net cash provided by operating activities	Ps.	2,449,766	Ps.	3,548,133	Ps.	1,379,517

Cash Flow from investing activities:
(Increase)/Decrease in loans, net		(1,410,830)		894,129		(804,074)
Sales of investments in other companies		—		13,774		—
Increase in equity investments in other companies		(1,698)		—		—
Increase in deposits at the Argentine Central Bank		(45,941)		(36,169)		(30,356)
Additions to bank premises and equipment, miscellaneous, and intangible assets		(287,620)		(196,313)		(127,252)
Proceeds from sales of premises and equipment		30,381		13,838		18,350

Net cash (used in) / provided by investing activities	Ps.	(1,715,708)	Ps.	689,259	Ps.	(943,332)

Cash Flow from financing activities:
Capital Increase in subsidiaries from minority shareholders		299		—		—
Cash dividends paid in minority interests		(5,517)		(5,280)		—
Increase in deposits, net		1,752,527		1,894,251		1,696,266
Borrowings under credit facilities — long-term		369,668		418,018		179,181
Payments on credit facilities — long-term		(1,823,464)		(687,024)		(418,483)
Decrease in short-term borrowings, net		(2,527,284)		(3,856,813)		(1,239,176)
Increase / (Decrease) in repurchase agreements		229,886		934,408		(259,142)

Net cash used in financing activities	Ps.	(2,003,885)	Ps.	(1,302,440)	Ps.	(41,354)
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Cash Flows — Continued
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)

	December 31,
	2007		2006		2005
Increase in cash and cash equivalents, net	Ps.	(1,269,827)	Ps.	2,934,952	Ps.	394,831
Cash and cash equivalents at the beginning of the year		4,988,198		2,046,836		1,646,646
Effect of exchange rate changes on cash and cash equivalents		47,836		6,410		5,359

Cash and cash equivalents at the end of the year	Ps.	3,766,207	Ps.	4,988,198	Ps.	2,046,836

Supplemental disclosures relative to cash flows:
Interest paid	Ps.	951,134	Ps.	734,756	Ps.	516,429
Income tax paid	Ps.	32,996	Ps.	20,074	Ps.	44,625
Minimum Presumed Income Tax .(*)	Ps.	31,353	Ps.	30,031	Ps.	42,419
Non-Cash Investing and financing activities — Trust Interest	Ps.	98,121	Ps.	99,573	Ps.	95,801

(*)	The MPIT is calculated based on assets and can be credited against future income tax.
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)

					Inflation							(Accumulated
					adjustments to							deficit) /		Total
	Capital		Paid in		Capital Stock and		Treasury	Profit reserves				Retained		Shareholders’
	Stock		Capital		Paid in Capital		Stock	Legal		Other		earnings		Equity
Balance at December 31, 2004	Ps.	1,241,407	Ps.	140,277	Ps.	1,410,048	—	Ps.	29,493	Ps.	—	Ps.	(1,301,687)	Ps.	1,519,538

Absorption approved by the shareholders’ meeting on April 28,2005		—		(140,277)		(1,131,917)	—		(29,493)		—		1,301,687		—
Net Income for the year		—		—		—	—		—		—		107,238		107,238

Balance at December 31, 2005	Ps.	1,241,407		—	Ps.	278,131	—	Ps.	—	Ps.	—	Ps.	107,238	Ps.	1,626,776

Distribution of retained earnings by the shareholders’ meeting on April 27,2006
Legal Reserve		—		—		—	—		34,855		—		(34,855)		—
Discretionary Reserve		—		—		—	—		—		72,383		(72,383)		—
Purchase of treasury stock		(1,614)		—		(362)	1,976		—		—		—		—
Sales of treasury stock		1,614		606		362	(1,976)		—		—		—		606
Net loss for the year		—		—		—	—		—		—		(18,914)		(18,914)

Balance at December 31, 2006	Ps.	1,241,407	Ps.	606	Ps.	278,131	—	Ps.	34,855	Ps.	72,383	Ps.	(18,914)	Ps.	1,608,468

Absorption approved by the shareholders’ meeting on April 26.2007		—		—		—			—		(18,914)		18,914		—
Net Income for the year		—		—		—			—		—		46,037		46,037

Balance at December 31, 2007	Ps.	1,241,407	Ps.	606	Ps.	278,131	—	Ps.	34,855	Ps.	53,469	Ps.	46,037	Ps.	1,654,505

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
1. Basis of Presentation.
Grupo Financiero Galicia S.A. (“Grupo Galicia”, the “Company” or the “Group”) is a corporation that is organized under the laws of Argentina and acts as a holding company for Banco de Galicia y Buenos Aires S.A. and its subsidiaries (“Banco Galicia” or the “Bank”). Grupo Galicia was formed by the controlling shareholders of the Bank on September 14, 1999 to consummate an exchange of shares with the shareholders of Banco Galicia and establish Grupo Galicia as the Bank’s holding company. Grupo Galicia was formed with two classes of shares: Class A shares, which are entitled to 5 votes per share, and Class B shares, which are entitled to 1 vote per share. To effect the exchange, Grupo Galicia offered to exchange Grupo Galicia class B shares for all outstanding Banco Galicia class B shares on a 2.5-for-1 basis and to exchange Grupo Galicia ADSs for all outstanding Banco Galicia ADSs on a 1-for-1 basis. The controlling shareholders retained all of the class A shares. As a result of the exchange, which was consummated on July 26, 2000, the Company became holder of 93.23% of the Bank’s capital stock, and the remaining 6.77% remained as a minority interest in the Bank. At December 31, 2007 and 2006, the Company’s interest in Banco Galicia as a result of open market purchases was 94.659191% and 93.604638%, respectively.
Banco Galicia is a private-sector commercial bank organized under the laws of Argentina which provides general banking services, through its branches, to corporate and retail customers.
Grupo Galicia’s consolidated financial statements as of December 31, 2007 and 2006 include the assets, liabilities and results of the controlled companies detailed below. The percentages directly or indirectly held in those companies’ capital stock are as follows:

Issuing Company	December 31, 2007	December 31, 2006
Banco de Galicia y Buenos Aires S.A.	94.66%	93.60%
Net Investment S.A.	100.00%	100.00%
Galicia Warrants S.A.	100.00%	100.00%
Sudamericana Holding S.A.	100.00%	100.00%
Galval Agente de Valores S.A.	100.00%	100.00%
Banco Galicia Uruguay S.A.	100.00%	100.00%
Tarjetas Regionales S.A.	100.00%	100.00%
Galicia Factoring y Leasing S.A.	99.98%	99.98%
Galicia Valores S.A. Sociedad de Bolsa	99.99%	99.99%
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	100.00%	99.985%
Tarjetas Cuyanas S.A.	60.00%	60.00%
Tarjeta Naranja S.A.	80.00%	80.00%
Tarjetas del Mar S.A.	99.995%	99.995%
Cobranzas Regionales S.A.	77.54%	77.54%
Galicia Pension Fund S.A.	100.00%	100.00%
Tarjeta Naranja Dominicana S.A.	39.9998%	79.52%
Galicia (Cayman) Ltd.	100.00%	100.00%
The financial statements of the controlled companies were adapted to the accounting and disclosure standards set by the Argentine Central Bank and cover the same period as that of the financial statements of the Group.
Intercompany transactions have been eliminated for the purposes of these statements.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
2. Significant Accounting Policies.
The accounting policies and financial statements presentation conform to the rules of the Argentine Central Bank which prescribes the generally accepted accounting principles for all banks in Argentina (the “Argentine Banking GAAP”). This differs in certain significant respects from generally accepted accounting principles in Argentina applicable to enterprises in general (“Argentine GAAP”) (see Note 33) and from generally accepted accounting principles in the United States of America (“US GAAP”). (see Note 34 and Note 35).
Certain required disclosures have not been presented herein since they are not material to the accompanying financial statements. In addition, certain presentations and disclosures, including the statements of cash flows, have been included in the accompanying financial statements to comply with the Securities and Exchange Commission’s regulations for foreign registrants.
Certain reclassifications of prior year information have been made to conform to current year presentation.
The following is a summary of significant policies followed by the Group in the preparation of the consolidated financial statements.
2.1 Presentation of Financial Statements in Constant Argentine Pesos.
Effective September 1, 1995, pursuant to Decree No. 316/95, the Bank discontinued its prior practice of adjusting the financial statements for inflation. Effective January 1, 2002, however, as a result of the application of Argentine Central Bank, National Securities Commission (“CNV”) and Argentine Federation of Professional Councils in Economic Sciences “FACPCE” rules, the Group resumed the application of the adjustment for inflation.
In 2002, Argentina experienced a high rate of inflation. The wholesale Price Index “WPI” increased approximately 118.44% in 2002.
Primarily as a result of the stabilization of the WPI during the first half of 2003, the Argentine government, the Argentine Central Bank and the CNV eliminated the requirement that financial statements be prepared in constant currency.
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

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
Realized and unrealized gains and losses on sales and interest income on government and corporate securities are included as “Net Income from government and corporate securities” in the accompanying statements of income.
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
Holdings of investment securities include Boden 2012 Bonds received within the scope of Sections 28 and 29 of Decree No. 905/02 (see Note 29) recorded at their “technical value” (face value plus accrued interest according to the contractual terms of the instrument).
The same criterion was applied to holdings of such bonds used in repo transactions and to bonds to be received recorded under “Other receivables resulting from financial brokerage” and “Miscellaneous Receivables”.
Trading securities are marked to market, and any difference between book value and their market price is recognized as a gain or loss in the income statement.
The securities Boden 2007 and Boden 2013 are considered trading securities and they have been recorded at market value.
As of December 31, 2007 and 2006, the Group classifies the following investments as “without quotation”:
a) Secured Bonds in Pesos: The Bank participated in the restructuring of the provincial government’s debt receiving Secured Bonds (Bogar Bonds) in exchange.
As of December 31, 2006, Bogar holdings granted as collateral for the advance for the purchase of the remaining Hedge Bond, which could be applied to settle the liabilities with the Argentine Central Bank have been recorded at the value admitted for those purposes. The remaining holdings were valued at the lower of their “present value” (present values of cash flows according to contract conditions, discounted at the rates established by the Argentine Central Bank) and their “technical value”.
Securities sold and pending settlement were recorded at their net realized value.
b) Discount Bonds and GDP-Linked Negotiable Securities: The Bank decided to participate in the exchange offered by the National Government, within the framework of the Argentine debt restructuring, opting to exchange its holdings of Argentine Republic Medium-Term External Notes (the “External Notes”) Series 74 and 75, for a face value of US$280,471, for “Discount Bonds in Pesos” and “GDP-Linked Negotiable Securities”.
The acceptance of this offer implied receiving new debt instruments for an original principal amount equal to 33.7% of the non-amortized principal as of December 31, 2001, plus past due and unpaid interest up to that date.
As of December 31, 2007 and 2006, the securities received were recorded at the lower of (i) the total future nominal cash payments, specified by the terms and conditions of the new securities, and (ii) the carrying value of the securities tendered as of March 17, 2005, equivalent to the present value of the Bogar Bonds’ cash flows at that date.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
This valuation is reduced in the amount of the received payments. Accrued interest is not recognized. As of December 31, 2007, the holdings of these securities were mainly used for repo transactions.
c) Securities issued by the Argentine Central Bank: Accrued interest over those securities classified as “without quotation” are recorded according to their internal rate of return.
In addition, the securities issued by the Argentine Central Bank with quotation were recorded at the fiscal year-end closing market price for each security.
National Secured Loans and Provincial Bogar Bonds.
On November 6, 2001 the Bank participated in the exchange of Argentine government securities and loans for new loans called “Secured Loans,” which are recorded under “Loans — Non-Financial Public Sector” in these financial statements.
In accordance with Argentine Central Bank’s regulations, Bogar Bonds have been recorded at the lower of their present value and their technical value. The “present value” is defined as the “net present value” of a cash flow structure determined under contractual conditions and discounted at a rate set by the Argentine Central Bank, which, as of December 31, 2007 and 2006 was 6.5% and 5%, respectively.
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
The Bank suspends the accrual of interest generally when the related loan is past due and the collection of interest and principal is in doubt. The suspension of interest corresponds to the loans classified as “with problems” and “deficient performance” or below, under the Argentine Central Bank’s classification rules. Accrued interest remains on the Bank’s books and is considered to be part of the loan balance when determining the allowance for loan losses. Interest is recognized on a cash basis after reducing the balance of accrued interest, if applicable.
For lending and borrowing transactions originally carried out in foreign currency and converted into pesos, the adjustment from the application of the Reference Stabilization Index “CER” was accrued at year-end, where applicable.
2.6 Allowances for Loan Losses.
The Bank provides for estimated future possible losses on loans and the related accrued interest through the establishment of an allowance for loan losses. The allowance charged to expense is determined by management based upon loan classification, actual loss experience, current and expected economic conditions, delinquency aging, and an evaluation of potential losses in the current loan portfolio. Specific attention is given to loans with evidence that may negatively affect the Group’s ability to recover the loan and accrued interest.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
2.7 Provisions for Contingencies.
The Group has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Group’s estimates of the outcomes of theses matters and the Group’s lawyers’ experience in responding, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Group’s future results of income and financial condition or liquidity.
2.8 Equity Investments.
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
Permanent equity investments in companies where corporate decisions are not influenced, in terms of the criteria listed above, are accounted for at the lower of cost or equity method.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
2.9 Bank Premises and Equipment and Miscellaneous Assets.
Bank premises and equipment and miscellaneous assets are valued at cost adjusted for inflation (as described in Note 2.1), less accumulated depreciation.
Construction in progress is carried at cost adjusted for inflation (as described in Note 2.1). The depreciation is computed since the asset is in use.
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
2.10 Intangible Assets.
Intangible assets are valued at cost adjusted for inflation (as described in Note 2.1) and are amortized on a straight-line basis over 120 months for goodwill and over a range of 60 months for organization and development costs. Under Argentine Banking GAAP, goodwill is no longer recognized as an asset when it is estimated that amounts of future income will not be sufficient to absorb the amortization of goodwill or when there are other reasons to presume that the amount of an investment made, will not be recovered in full.
Effective March 2003, the Argentine Central Bank established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary regulations, must also be recorded under this caption. Such difference must be amortized in a maximum of 60 equal monthly and consecutive installments as of April 2003, as described in Note 29 to the financial statements, section “Legal actions requesting protection of constitutional guarantees.”
Effective December 2005, the Argentine Central Bank authorized to financial institutions that granted, as from that date, new commercial loans with an average life of more than 2 years, to defer the amortization of these amparo claims. The maximum amount to be deferred cannot exceed 50% of the growth of the new commercial loans nor 10% of financial institutions’ computable regulatory capital (“RPC”). In addition, banks will not be able to reduce the amount of the rest of their commercial loan portfolio. Such deferral can be applied until December 2008. The remaining balance at that date will be amortized over a period of up to 36 months, on a straight-line basis. Pursuant to this regulation, as of December 2007 and 2006, Banco Galicia had deferred Ps.179,041 and Ps.148,673, respectively.
2.11 Shareholders’ Equity.
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

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
2.12 Minimum Presumed Income Tax and Income Tax.
Effective 1998 and for a ten-year period, a Minimum Presumed Income Tax (“MPIT”) was established as a complementary component of income tax obligations. MPIT is a minimum taxation, which assesses at the tax rate of 1% of certain assets. Ultimately, the tax obligation will be the higher of MPIT and income tax. For financial entities, the taxable basis is 20% of their computable assets. If in a fiscal year, the MPIT obligation exceeds the income tax liability, the surplus will be available as a credit against future income tax.
The Bank has recognized the amount paid in the year and the accumulated amount paid in prior years as an asset for future tax deductions.
Based on the provisions set forth by the Argentine Central Bank, the Group recorded an asset related to the MPIT amounting to Ps.258,515 as of December 31, 2007 and Ps.218,884 as of December 31, 2006.
Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and therefore income taxes for Banco Galicia are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-bank subsidiaries had recognized a deferred tax asset as of December 31, 2007 and 2006.
2.13 Statements of Cash Flows.
The consolidated statements of cash flows were prepared using the measurement methods prescribed by the Argentine Central Bank and in accordance with the presentation requirements of Statement of Financial Accounting Standards No. 95: Statement of Cash Flows (“SFAS No. 95”).
Effective May 14, 2007, and in accordance with the rules established by Communiqué “A” 4667 of the Argentine Central Bank, the Group was required to change the policy for determining which items are treated as cash equivalents in the preparation of the statement of cash flows. The Group has defined that short-term, highly liquid investments with an original maturity of less than three months are treated as cash equivalents. Therefore, the Group has adjusted the consolidated statements of cash flows for the fiscal years ended December 31, 2006 and 2005, in order to reflect the change in accounting principles for comparatives purposes.
Cash and cash equivalents include cash and due from banks and highly liquid investments with an original maturity of less than three months.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
2.14 Use of Estimates.
The preparation of financial statements in conformity with Argentine Banking GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
3. Restricted Assets.
Pursuant to Argentine Central Bank regulations, Banco Galicia must maintain a monthly average liquidity level. Computable assets for complying with the minimum cash requirement are cash and the checking accounts opened at the Argentine Central Bank.
The minimum cash requirement at the end of each fiscal year was as follows (as measured in average daily balances):

	December 31,
	2007		2006

Peso balances	Ps.	1,573,904	Ps.	1,217,511
Foreign currency balances		868,529		658,751
Certain of the Group’s other assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

	December 31,
	2007		2006

Funds and securities pledged under various arrangements	Ps.	1,218,993	Ps.	562,081
Shares on equity investments (*)		5,250		5,250
Deposits in the Argentine Central Bank, restricted under Argentine Central Bank regulations		1,937		1,734,969
Loans pledged and real property granted as collateral-Banco Galicia Uruguay S.A. (**)		120,639		249,738
Loans granted as collateral (***)		—		955,414

Total	Ps.	1,346,819	Ps.	3.507,452

(*)	Shares over which transferability is subject to prior approval of the National or Provincial authorities, as applicable, under the terms of certain concession contracts signed.

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

(***)
As a shareholder of the concessionaries Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. (in liquidation) and Aguas Cordobesas S.A., the Group has guaranteed their compliance with certain obligations arising from the concession contracts signed by these companies.

In addition, the Group and the other shareholders have committed, in certain circumstances, to provide financial support to those companies if they were unable to honor the commitments they have undertaken with international financial institutions. It is worth mentioning that, as of December 31, 2007, only the commitment related to Aguas Cordobesas S.A. was outstanding.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
Aguas Cordobesas S.A.: the Bank, as a shareholder and proportionally to its 10.833% interest, is jointly responsible, before the Provincial State of Córdoba, for contractual obligations deriving from the concession contract during the entire term thereof. Should any of the other shareholders fail to comply with the commitments deriving from their joint responsibility, the grantor may force Banco Galicia to assume the unfulfilled commitment, but only in the proportion and to the extent of the interest held by the Bank.
Aguas Provinciales de Santa Fe S.A. (in liquidation): the meeting of the shareholders of Aguas Provinciales de Santa Fe S.A. (in liquidation) held on January 13, 2006, approved the early dissolution and liquidation of said company. The Bank voted against this decision because it deemed it contrary to the corporate interests, and requested the calling of a new meeting to reactivate and capitalize the company, thus allowing its continuity. On January 31, 2006, Decree No. 243 issued by the government of the Province of Santa Fe, rescinded the concession contract alleging the concessionaire’s fault, derived from the dissolution of the company decided by the majority shareholders during the abovementioned shareholders’ meeting. Since March 2006, credits against this company were fully provisioned.
Aguas Argentinas S.A.: after a long negotiation process, on March 21, 2006, the Government decided to rescind the concession contract with Aguas Argentinas S.A. alleging the concessionaire’s fault. As a result of this measure, Aguas Argentinas S.A. entered into default and requested the commencement of a reorganization process under the provisions of Section 5 and subsequent sections of Law No. 24,522. On March 9, 2006, the Bank cancelled the commitments undertaken with international financial institutions by purchasing the credits that these institutions held against Aguas Argentinas S.A., thus extinguishing the guarantees granted in connection with those loans. The acquisition price was approximately 25% lower than the guaranteed amount. As from June 2006, the investment in the company had been fully provisioned. For the remaining credits, the provisions corresponding to the debtor’s status in accordance with the applicable regulations have been establish.
Guarantees granted for direct obligations: as of December 31, 2007, the Bank had recorded Ps.111,884 as collateral for credit lines from the IFC, with the related loans granted having been allocated to the resources provided by the IFC.
4. Interest-Bearing Deposits with Other Banks.
As of December 31, 2007 and 2006, the overnight foreign bank interest-bearing deposits included under the caption “Loans — Other” amounted to Ps.159,252 and Ps.607,998, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
5. Government and Corporate Securities.
Government and corporate securities consist of the following at the respective balance sheet dates:

	December 31,
	2007		2006
Government Securities
For trading purposes:
Government Bonds	Ps.	38,991	Ps.	28,206
Other		—		360
Less: Valuation allowances		—		(357)

Total trading securities	Ps.	38,991	Ps.	28,209

In investment accounts
Government Bonds (Boden 2012 Bonds)		1,303,437		2,608,827

Total securities in investment accounts	Ps.	1,303,437	Ps.	2,608,827

Securities issued by the Argentine Central Bank
Securities with quotation		329,518		119,520
Securities without quotation		19,239		—

Total Securities issued by the Argentine Central Bank	Ps.	348,757	Ps.	119,520

Without quotation
Government Bonds		1,872		431,753

Total Without quotation securities		1,872		431,753

Total government securities	Ps.	1,693,057	Ps.	3,188,309

Corporate Securities
Shares		5		—
Marketable Negotiable obligations		—		339
Mortgage Bonds		968		—

Total corporate securities	Ps.	973	Ps.	339

Total government and corporate securities	Ps.	1,694,030	Ps.	3,188,648

As of December 31, 2007, Boden 2012 Bonds and Discount Bonds sold under repurchase agreements amounted to Ps.1,009,524 and Ps. 546,482, respectively.
As of December 31, 2006, Boden 2012 Bonds and Discount Bonds sold under repurchase agreements amounted to Ps.837,276 and Ps.635,402, respectively.
During the fiscal year ended December 31, 2007, the Group sold US$274,900 of face value of Boden 2012.
6. Loans.
The lending activities of the Bank consist of the following:
•	Loans to the non-financial public sector: loans to the federal and provincial governments of Argentina.

•	Loans to the financial sector: loans to local banks and financial entities.

•	Loans to the non-financial private sector and residents abroad: include the following types of lending:
Overdrafts — short-term obligations drawn on by customers through overdrafts.
Promissory Notes — endorsed promissory notes, discounted and purchased bills and factored loans.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
Mortgage loans — loans to purchase or improve real estate and collateralized by such real estate or commercial loans secured by real estate.
Pledge loans — loans where collateral is pledged as an integral part of the loan document.
Credit card loans — loans to credit card holders.
Personal loans — loans to individuals.
Others — includes mainly short-term placements in foreign banks.
Pursuant to Argentine Central Bank regulations, financial entities must disclose the breakdown of their loan portfolio to: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad. In addition, financial entities must disclose the type of collateral established on the applicable loans to the non-financial private sector and the pledges granted on loans (preferred guarantees relative to a registered senior pledge).
As of December 31, 2007 and 2006, the classification of the Group’s loan portfolio was as follows:

	December 31,
	2007		2006

Non-financial public sector	Ps.	1,265,466	Ps.	2,739,282
Financial sector (Argentine)		110,028		311,623
Non-financial private sector and residents abroad		10,654,142		7,801,109
- With preferred guarantees		1,289,818		1,076,170
- With other guarantees		1,864,482		1,307,511
- Unsecured		7,499,842		5,417,428

Subtotal		12,029,636		10,852,014

Allowance for loan losses (See Note 7)		(428,607)		(327,042)

Total	Ps.	11,601,029	Ps.	10,524,972

The Bank also records its loan portfolio by industry segment. The following industry segments comprised the most significant loan concentrations as of December 31, 2007 and 2006, respectively:

	December 31,
	2007	2006

Financial Sector	2.25%	8.57%
Services	19.68%	32.19%
Primary Products	10.59%	9,28%
Consumer	36.76%	27.65%
Retail Trade	6.02%	4.85%
Wholesale Trade	7.13%	3.09%
Construction	2.24%	2.87%
Manufacturing	15.09%	11.38%

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
7. Allowance for Loan Losses.
The activity in the allowance for loan losses for the fiscal years ended December 31, 2007, 2006 and 2005, was as follows:

	December 31,
	2007		2006		2005

Balance at beginning of year	Ps.	327,042	Ps.	427,911	Ps.	632,619
Provision charged to income		248,415		105,312		61,071
Recoveries		(21,556)		(32,492)		(96,240)
Inflation and foreign exchange effect and other adjustments		131		27,113		4,957
Loans charged off		(125,425)		(200,802)		(174,496)

Balance at end of year	Ps.	428,607	Ps.	327,042	Ps.	427,911

Certain loans, principally small loans, are charged directly to income and are not reflected in the activity in the allowance for loan losses. The “Loan loss provision” in the accompanying statements of income includes:

	December 31,
	2007		2006		2005

Provisions charged to income	Ps.	248,415	Ps.	105,312	Ps.	61,071
Direct charge-offs		4,334		3,338		6,068
Other receivable losses		1,413		788		8,430
Financial leases		1,340		1,431		1,161

	Ps.	255,502	Ps.	110,869	Ps.	76,730

The Bank has entered into certain troubled debt restructuring agreements with customers. The Bank has eliminated any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses. Loans under such agreements amounted to Ps.285,786, Ps.403,249 and Ps.478,667 as of December 31, 2007, 2006 and 2005, respectively.
8. Other Receivables Resulting from Financial Brokerage.
The composition of other receivables from financial brokerage, by type of guarantee, is as follows:

	December 31,
	2007		2006

Preferred guarantees, including deposits with The Argentine Central Bank (1)	Ps.	234,939	Ps.	1,900,094
Other guarantees		76		229
Unsecured		3,381,125		3,534,397
Less: Allowance for doubtful accounts		(19,170)		(21,896)

	Ps.	3,596,970	Ps.	5,412,824

(1)
As of December 31, 2006, includes Ps.1,733,298 of restricted deposits at the Argentine Central Bank for the payment of the financial assistance received from such institution during the economic crisis of late 2001 and early 2002. (See Note 29 Compensation to financial institutions)

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
The breakdown of the caption “other” included in the balance sheet was as follows:

	December 31,
	2007		2006

Mutual funds	Ps.	59,256	Ps.	32,190
Galtrust I		600,909		571,582
Other financial trust participation certificates		828,318		721,795
Accrued commissions		15,836		8,992
Others		348,265		235,654

	Ps.	1,852,584	Ps.	1,570,213

9. Equity Investments.
Equity investments in other companies consisted of the following as of the respective balance sheet dates:

	December 31,
	2007		2006

In Financial Institutions, complementary and authorized activities
Banelco S.A.	Ps.	7,852	Ps.	7,868
Visa Argentina S.A.		951		951
Mercado de Valores de Buenos Aires S.A.		8,141		8,050
Banco Latinoamericano de Exportaciones S.A.		1,562		1,522
Others		2,429		2,362

Total equity investments in Financial Institutions, complementary and authorized activities	Ps.	20,935	Ps.	20,753

In Non-financial Institutions
Aguas Argentinas S.A.	Ps.	23,370	Ps.	23,370
Electrigal S.A.		5,455		5,455
Aguas Provinciales de Santa Fe S.A.		10,771		10,771
A.E.C. S.A.		10,656		6,139
Aguas Cordobesas S.A.		8,911		8,911
Other		5,049		5,043

Total equity investments in non-financial institutions	Ps.	64,212	Ps.	59,689

Allowances	Ps.	(41,357)	Ps.	(44,867)

Total Equity investments	Ps.	43,790	Ps.	35,575

10. Fixed Assets and Intangible Assets.
The major categories of Grupo Galicia’s premises and equipment and accumulated depreciation, as of December 31, 2007 and 2006, were as follows:

	December 31,
	2007		2006

Land and buildings	Ps.	782,787	Ps.	568,330
Furniture and fittings		165,470		140,734
Machinery and equipment		280,044		225,327
Vehicles		1,202		1,008
Others		7,052		6,684
Accumulated depreciation		(493,423)		(451,793)

	Ps.	743,132	Ps.	490,290

Depreciation expense recorded for the fiscal years ended December 31, 2007, 2006 and 2005, was Ps.49,952, Ps.37,095 and Ps.36,450, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
The major categories of intangible assets as of December 31, 2007 and 2006, were as follows:

	December 31,
	2007		2006

Goodwill, net of accumulated amortization of Ps.144,328 and Ps.187,189 , respectively	Ps.	58,266	Ps.	65,165
Organization and development expenses, net of accumulated amortization of Ps.170,610 and Ps.139,247 respectively		113,028		70,410
Legal actions related to the payment of deposits (“amparo claims”), net of accumulated amortization of Ps.429,836 and Ps.321,169 , respectively (see Note 2.10)		277,024		367,221

	Ps.	448,318	Ps.	502,796

Total amortization expenses for the fiscal years ended December 31, 2007, 2006 and 2005, was Ps.163,994, Ps.55,382 and Ps.182,713, respectively.
Organization and development expenses included software and the related implementation services purchased from third parties, with a net book value of Ps.79,114, Ps.52,166 and Ps.48,178 at December 31, 2007, 2006 and 2005, respectively.
The table below shows the components of goodwill by type of activity and reportable segment (see note 32) for the periods presented.

	December 31,
	2007		2006

Banking		47,932		45,192
Regional Credit Card companies		10,334		19,973

	Ps.	58,266	Ps.	65,165

11. Miscellaneous Assets.
Miscellaneous assets consisted of the following as of December 31, 2007 and 2006:

	December 31,
	2007		2006

Construction in progress	Ps.	53,331	Ps.	161,279
Deposits on fixed asset purchases		22,285		30,110
Stationery and supplies		6,249		5,304
Real estate held for sale		7,571		14,311
Others		23,139		60,103

	Ps.	112,575	Ps.	271,107

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
12. Allowances and Provisions.
Allowances on other assets and reserves for contingencies were as follows:

	December 31,
	2007		2006

Allowances against asset accounts:
Government and corporate securities	Ps.	—	Ps.	357
Other receivables resulting from financial brokerage, for collection risk (a)		19,170		21,896
Assets under financial leases (a)		3,768		2,428
Equity investments in other companies (b)		41,357		44,867
Miscellaneous receivables, for collection risk (a)		85,588		74,472

Reserves for contingencies:
For severance payments (c)		2,477		2,718
Litigations (d)		28,694		22.202
Other contingencies		114,448		131,063
Sundry liabilities arising from credit card activities (e)		24,110		25,777
Other commitments (f)		354		1,167

Total reserves for contingencies	Ps.	170,083	Ps.	182,927

(a)	Based upon an assessment of debtors’ performance, the economic and financial situation and the guarantees collateralizing their respective transactions.

(b)	Includes the estimated losses due to the excess of the cost plus dividend method over the equity method in non-majority owned equity investments.

(c)	Estimated amounts payable under labor lawsuits filed against the Bank by former employees.

(d)
Litigation arising from different types of claims from customers (e.g., claims for thefts from safe deposit boxes, the cashing of checks that have been fraudulently altered, discrepancies in deposits and payments services that the Bank renders, etc).

(e)
Reserves for rewards to be given under a credit-card reward program, for a guarantee of credit-cards receivable and for the estimated liability for the insurance of the payment of credit-cards balance in the event of the death of the credit-card holders.

At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP) and the Revenue Board of the Province of Córdoba are in the process of conducting an audit. Such agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.’s subsidiaries. The amount claimed on a firm basis totals Ps.29,000 approximately. Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically not well grounded. However, since the final outcomes of these measures cannot be foreseen, and because Management has identified certain risks in connection with the aforementioned assessments, a provision has been set aside to cover such risk.
Therefore, the companies are taking the corresponding administrative and legal measures in order to solve such issues.

(f)	Represents contingent commitments in connection with customers classified in categories other than the “normal” categories under Argentine Banking GAAP.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
13.	Other Liabilities Resulting from Financial Brokerage — Argentine Central Bank.
The Bank has borrowed funds under various credit facilities obtained from the Argentine Central Bank for specific purposes as described below:

	December 31,
	2007		2006

Description
Contractual Long-term liabilities:
Advance for the acquisition of national government bonds in U.S. Dollars (1)	Ps.	—	Ps.	307,998
Argentine Central Bank’s financial assistance (2)		—		2,681,673

Total long-term liabilities	Ps.	—	Ps.	2,989,671
Contractual Short-term liabilities:
Other Central Bank Obligations		695		423

Total short-term liabilities	Ps.	695	Ps.	423

Accrued interest		3		35,883

	Ps.	698	Ps.	3,025,977

(1)	See Note 29 “Compensation to financial institutions”.

(2)
Accrued interest on the advance for the purchase of the Hedge Bond was Ps. 28,840 as of December 31, 2006. During the first quarter of 2007, and mainly through the sale of public sector assets, the Bank repaid in advance all the financial assistance received from the Argentine Central Bank during the 2001-2002 economic crisis, which was originally due on October 2011.

14.	Other Liabilities Resulting from Financial Brokerage- Banks and International Entities, and Loans from Domestic Financial Institutions
The Bank also borrows funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

	December 31,
	2007		2006
Description
Bank and International Entities
Contractual long-term Liabilities
Floating Rate Bank Loans 2010	Ps.	8,318	Ps.	124,986
Floating Rate Bank Loans 2014		78,266		249,896
Commodity Credit Corp (C.C.C.) 2014		—		290,793
Floating Rate Bank Loans 2019		5,276		40,368
Internacional Finance Corp. (I.F.C.)		113,444		79,237
New York Branch		—		9,932
Loan Merrill Lynch		251,920		—
Other lines from foreign banks		2,096		3,668

Total long-term liabilities	Ps.	459,320	Ps.	798,880

Contractual short-term liabilities:
Other lines from foreign banks		257,996		45,383

Total short-term liabilities	Ps.	257,996	Ps.	45,383

Total Banks and International Entities	Ps.	717,316	Ps.	844,263

Domestic and Financial Institutions
Contractual long-term liabilities:
BICE (Banco de Inversión y Comercio Exterior)		15,805		37,135
Other lines from domestic banks		164,007		109,455

Total long-term liabilities	Ps.	179,812	Ps.	146,590

Contractual short-term liabilities:
Other lines from credit from domestic banks		33,227		134,855

Total short-term liabilities	Ps.	33,227	Ps.	134,855

Total Domestic and Financial Institutions	Ps.	213,039	Ps.	281,455

TOTAL	Ps.	930,355	Ps.	1,125,708

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
Accrued interest on the above liabilities in the amount of Ps. 15,928 and Ps. 26,895 as of December 31, 2007 and 2006, respectively, is included in “Others” under the caption “Other Liabilities Resulting from Financial Brokerage” in the accompanying balance sheet.
Long-term debt of Ps. 623,327 corresponds mainly to: (a) debt issued as a result of the Bank’s foreign debt restructuring completed in May 2004 for Ps. 91,860, (b) loan from Merrill Lynch for Ps. 251,920 to purchase shares issued by Banco Galicia to as part of the capital increase (c) debt with domestic banks for Ps. 164,007 of the regional credit-card companies and (d) a line of credit from the IFC for Ps. 113,444, for financing investment projects.
The loan from Merrill Lynch for Ps. 251,920 carry interest at fixed rate of 7.75%. The amount due in 2009 and the first payment of Ps. 56,682 shall be on July 24, 2008 and the rest on July 24, 2009.
As of December 31, 2007, maturities of the above long-term loans for each of the following five fiscal years and thereafter were as follows:

Contractual long-term Liabilities
2008		142,432
2009		243,776
2010		109,759
2011		59,013
2012		47,680
Thereafter		36,472

	Ps.	639,132

As of December 31, 2007, the Bank had available lines of credit with the IFC for approximately U$S 50.0 million.
15.	Other Liabilities Resulting from Financial Brokerage — Negotiable Obligations.
The amounts outstanding and the terms corresponding to outstanding negotiable obligations at the dates indicated were as follows:

		Annual
		Interest	December 31,
Negotiable Obligations (1)	Maturity	Rate	2007	2006
Contractual Long-term liabilities:
9% Notes Due 2003(*)	2003	9.00%	12,106	13,488
(Semi-annual interest, principal payable at maturity)
6th Series 7.875% Notes Due 2007	2007	7.88%	—	74,318
(Semi-annual interest, principal payable at maturity)
7th Series Floating Rate Notes Due 2007 – Libor + 400 BP	2007	9.51%	—	44,161
(Semi-annual interest, principal payable at maturity)
Tarjeta Naranja Class I	2007	CER+1.68%	—	40,781
(Quarterly interest, principal payable in June 2007, September 2007 and December 2007)
Banco Galicia – Note 2010 – Libor +350 BP	2010	9.14%	536,594	941,990
(Semi-annual interest)
Banco Galicia Uruguay S.A. Unsubordinated	Various	Various	114,957	157,675
(restructured deposits)
(Annual interest, principal payable every year)
Banco Galicia – Note 2014	2014	6.00%	944,404	1,083,821
(Semi – annual interest)
Banco Galicia – Subordinated Note 2019	2019	11.00%	855,258	777,617
(Semi-annual interest, principal payable at maturity)

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)

		Annual
		Interest	December 31,
Negotiable Obligations (1)	Maturity	Rate	2007		2006
Tarjeta Naranja Class II	2008	17.00%		40,075		80,150
(Interest fixed, semi-annual interest- principal payable every six months)
Tarjeta Naranja Class IV	2011	15.50%		307,900		307,900
(Interest fixed, semi-annual interest- principal payable every six months)
Tarjeta Cuyanas S.A. Serie XVIII	2012	12.00%		197,855		—
(Interest fixed, semi-annual interest- principal payable every six months)

Total long-term liabilities			Ps.	3,009,149	Ps.	3,521,901

Contractual Short-term liabilities:

Tarjeta Cuyanas S.A. Class XVII	2007	12.46%		—		34,613
(Fixed Interest, principal payable at maturity)
Tarjeta Naranja Class III	2007	7.00%		—		30,519
(Interest fixed, principal payable at maturity)
Tarjeta Naranja Class V	2008	8.25%		36,340		—

(Fixed Interest, principal payable at maturity)
Total short-term liabilities				36,340		65,132

			Ps.	3,045,489	Ps.	3,587,033

(1)	Only principal, except for Subordinated Obligations which include accrued interest for Ps. 44,953.
As of December 31, 2007, interest and principal on all of the above debt securities were payable in U.S. dollars except for Tarjeta Naranja’s Class II and IV Notes and Tarjetas Cuyanas’ Class XVIII Notes, which were payable in Pesos.
Accrued interest on the above liabilities for Ps. 60,068 and Ps. 88,978 as of December 31, 2007 and 2006, respectively, was included in “Other” under the caption “Other Liabilities Resulting from Financial Brokerage “ in the accompanying balance sheet.
Long-term negotiable obligations as of December 31, 2007 mature as follows:

Past due (*)		12,106
2008		414,964
2009		380,437
2010		477,215
2011		362,638
2012		233,776
Thereafter		1,128,013

Total	Ps.	3,009,149

(*)	Corresponds to past due debt not yet restructured.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
16.	Balances in Foreign Currency.
The balances of assets and liabilities denominated in foreign currencies (principally in U.S. dollars) were as follows:

	December 31,
	2007		2006
Assets:
Cash and due from banks	Ps.	1,481,130	Ps.	932,081
Government and corporate securities		1,303,518		2,635,633
Loans		1,755,230		1,753,911
Other receivables resulting from financial brokerage		1,170,778		1,327,009
Equity investments in other companies		3,186		3,099
Miscellaneous receivables		570,780		169,530
Bank premises and equipment		10,928		10,998
Miscellaneous assets		41		40
Intangible assets		974		907
Unallocated items		4,166		13
Other assets		252		242

Total	Ps.	6,300,983	Ps.	6,833,463

Liabilities:
Deposits	Ps.	2,044,743	Ps.	1,523,622
Other liabilities resulting from financial brokerage		4,035,208		4,374,748
Miscellaneous liabilities		16,381		15,776
Subordinated Negotiable Obligations		855,258		777,617
Provisions		1,182		841
Unallocated items		1,205		128
Other Liabilities		83		90

Total	Ps.	6,954,060	Ps.	6,692,822

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
17.	Transactions with Related Parties.
The Group has granted loans to certain related parties including related officers, equity-method investees and consolidated companies. Total loans outstanding as of December 31, 2007 and 2006, amounted to Ps. 35,155 and Ps. 13,426 respectively, and the change from December 31, 2006 to December 31, 2007, reflects payments amounting to Ps. 358 and advances of Ps. 21,931. Furthermore, there were CER adjustments and foreign exchange differences of Ps. 156 on the above-mentioned portfolio between those dates.
Such loans were made in the ordinary course of business at normal credit terms, including interest rates and collateral requirements, and, in management’s opinion, such loans represent normal credit risk.
18.	Breakdown of Captions Included in the Income Statement.

	December 31,
	2007		2006		2005
Financial Income

Interest on other receivables resulting from financial brokerage:
Interest on purchased certificates of deposits		5,374		3,667		4,367
Compensatory Bond		3,699		150,737		133,446
Additional interest on current accounts and special accounts with the Argentine Central Bank		19,621		14,811		16,453
Other		7,537		2,663		11,629

	Ps.	36,231	Ps.	171,878	Ps.	165,895

Other
Premiums on forward purchases of Government securities under repos		2,863		3,548		3,865
Interest on pre-export and export financing		57,447		34,669		21,501
Result from other credits by financial brokerage		71,667		—		—
Leasing		46,534		33,268		15,073
Other		4		1,209		53

	Ps.	178,515	Ps.	72,694	Ps.	40,492

Financial Expenses

Interest on other liabilities resulting from financial brokerage:
Discounts on negotiable obligations		—		—		102
Interest on negotiable obligations		240,569		225,903		182,394
Interest on other liabilities resulting from financial brokerage from other banks and international entities		73,017		91,556		85,094

	Ps.	313,586	Ps.	317,459	Ps.	267,590

Other interest:
Interest on Argentine Central Bank loans		5,782		109,459		193,426
CER adjustment on Argentine Central Bank advances		34,766		69,156		79,124
Other		5,300		7,963		10,215

	Ps.	45,848	Ps.	186,578	Ps.	282,765

Other:
Premiums on repo transactions		68,727		34,586		16,235
Contributions and taxes on financial income		66,028		52,865		36,700
Adjustment valuation public sector loans		6,440		122,261		—
Adjustment from forward transactions without delivery asset to be settled		16,172		1,868		1,195
Other		—		874		2,824

	Ps.	157,367	Ps.	212,454	Ps.	56,954

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)

	December 31,
	2007		2006		2005
Income from services
Other
Commissions on credit cards		410,543		279,598		198,086
Safety rental		13,213		10,007		7,928
Insurance premiums		49,032		39,980		26,503
Other		51,143		38,408		36,589

	Ps.	523,931	Ps.	367,993	Ps.	269,106

Expenses for services
Other
Gross revenue taxes		52,504		36,671		25,269
Linked with credit cards		77,555		58,342		33,609
Other		9,837		5,278		9,187

	Ps.	139,896	Ps.	100,291	Ps.	68,065

Administrative expenses
Other operating expenses
Rentals		39,963		28,032		21,036
Electricity and communications		57,205		41,104		31,115
Maintenance and repair expenses		34,780		31,979		27,905
Other operating expenses		58,668		43,902		34,237

	Ps.	190,616	Ps.	145,017	Ps.	114,293

Miscellaneous income
Other
Interest on miscellaneous receivables		19,875		58,143		15,426
Premiums and commissions from insurance business		115,567		59,984		64,913
Other		38,139		33,049		30,722

	Ps.	173,581	Ps.	151,176	Ps.	111,061

Miscellaneous losses
Other
Claims		1,191		1,288		1,303
Commissions and expenses on insurance business		52,019		53,074		54,476
Other		15,945		12,560		43,279

	Ps.	69,155	Ps.	66,922	Ps.	99,058

19.	Income Taxes.
Income tax for the fiscal years ended December 31, 2007, 2006 and 2005, amounted to Ps. 71,466, Ps. 94,238 and Ps. 19,302, respectively. The statutory income tax rate as of December 31, 2007, 2006 and 2005, was 35%. As of December 31, 2007, the Group had tax loss carryforwards in the approximate amount of Ps. 1,582,274 that may reduce future year’s taxable income for income tax purposes. Such tax loss carryforwards expire over the following five years.
As of December 31, 2007 and 2006, the consolidated Group’s MPIT available to credit against future income tax amounts to
Ps. 258,515 and Ps. 218,884, respectively. Such MPIT expire over the following ten years.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
20.	Shareholders’ Equity and Restrictions Imposed on the Distribution of Dividends.
The distribution of retained earnings in the form of dividends is governed by the Corporations Law and CNV regulations. These rules obligate Grupo Galicia to transfer 5% of its net income to a legal reserve until the reserve reaches an amount equal to 20% of the company’s capital stock.
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
The Argentine Central Bank modified the criteria for the distribution of dividends by financial institutions. According to the new rules, dividends can be distributed up to the positive amount resulting after deducting from retained earnings the reserves that may be legally and statutory required, as well as the following items: the difference between the book value and the market value of a financial institution’s portfolio of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amount of the asset representing the losses from lawsuits related to deposits and any adjustments required by the external auditors or the Argentine Central Bank to be recognized.
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
In addition, in such calculation, a financial institution will not be able to compute the temporary reductions in the capital required to cover the exposure to the public sector (alfa 1) that are currently in effect, as well as any other regulatory forbearance that the Argentine Central Bank may provide, affecting minimum capital requirements, computable regulatory capital or a financial institution’s capital adequacy, and the amount of profits that it wishes to distribute.
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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
In turn, the shareholders of Tarjeta Naranja S.A., during the Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006, set forth the following policy for the distribution of dividends: a) to keep under retained earnings those retained earnings corresponding to fiscal years prior to 2005 and, therefore, not to distribute them as dividends, and b) to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year from and after fiscal year 2005. These restrictions shall remain in force as long as this company’s shareholder’s equity is below Ps. 300,000.
Also, Tarjeta Naranja S.A. agreed, pursuant to the terms and conditions of the Class II and IV Negotiable Obligations, not to distribute profits exceeding 50% of net income accrued during the fiscal year closest to the distribution date for which financial statements are available.
21.	Minimum Capital.
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
As called for by Argentine Central Bank regulations, as of December 31, 2007 and 2006, the minimum capital requirements were as follows:

					Computable Capital as a %
	Minimum Capital.		Computable Capital.		of Minimum Capital.
December 31, 2007	Ps.	1,302,827	Ps.	2,357,135	180,92
December 31, 2006	Ps.	1,084,313	Ps.	1,861,559	171.68

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
22.	Earnings per Share.
Earnings per share are based upon the weighted average of common shares outstanding of Grupo Galicia in the amount of 1,241,407 for the fiscal year ended December 31, 2007 and 1,240,932 for the fiscal year ended December 31, 2006 and 1,241,407 for the fiscal year ended December 31, 2005.
Earnings (loss) per share for the fiscal years ended December 31, 2007, 2006 and 2005, were 0.037, (0.015), and 0.086, respectively.
As of December 31, 2007, 2006 and 2005, there were no convertible negotiable obligations outstanding and therefore for the purposes of calculating earnings per share Grupo Galicia had a simple capital structure.
23.	Contribution to the Deposit Insurance System.
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
As of January 1, 2005, the Argentine Central Bank set this contribution in 0.015%.
As of December 31, 2007, 2006 and 2005, the standard contribution to the Deposits Insurance System amounted to Ps. 20,378,
Ps. 15,771 and Ps. 12,059, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
24.	Statements of Income and Balance Sheets.
The presentation of financial statements according to the Argentine Central Bank rules differs significantly from the format required by the Securities and Exchange Commission under Rules 210.9 to 210.9-07 of Regulation S-X (Article 9). The statements of income presented below discloses the categories required by Article 9 using Argentine Banking GAAP:

	December 31,
	2007		2006		2005
Interest income:
Interest and fees on loans (*)	Ps.	1,505,134	Ps.	1,337,273	Ps.	1,377,432
Interest and dividends on investment securities:
Tax-exempt		99,880		54,380		185,854
Interest on interest bearing deposits with other banks		14,895		874		68
Interest on other receivables from financial brokerage		158,767		272,635		261,488
Government securities and other trading gains (loss), net		46,396		258,098		491,404

Total interest income		1,825,072		1,923,260		2,316,246

Interest expense
Interest on deposits		583,873		440,784		266,759
Interest on securities sold under agreements to repurchase		68,736		34,586		16,235
Interest on short-term liabilities from financial intermediation		58,926		60,032		42,806
Interest on long-term liabilities from financial intermediation (*)		359,602		1,124,644		1,470,250

Total interest expense		1,071,137		1,660,046		1,796,050

Net interest income		753,935		263,214		520,196

Provision for loan losses Net		172,470		28,628		(54,512)

Net interest income /(expense) after provision for loan losses		581,465		234,586		574,708

(*)	Includes CER/CVS adjustments.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)

	December 31,
	2007		2006		2005
Non-interest income:
Service charges on deposit accounts	Ps.	160,534	Ps.	125,687	Ps.	102,606
Credit-card service charges and fees		434,358		316,324		253,688
Other commissions		610,984		435,109		325,988
Income from equity in other companies		1,957		—		6,662
Premiums and commissions on insurance business		115,567		59,984		64,913
Gain on sale of other investment		—		93,575		—
Other		121,428		219,047		131,410

Total non-interest income	Ps.	1,444,828	Ps.	1,249,726	Ps.	885,267

Non-interest expense:
Commissions		204,867		144,240		90,720
Salaries and social security charges		540,643		415,406		330,428
Fees and external administrative services		125,502		102,799		82,910
Depreciation of bank premises and equipment		49,952		37,095		36,450
Personnel services		75,650		46,622		30,018
Rentals		39,963		28,032		21,036
Electricity and communications		57,205		41,104		31,115
Advertising and publicity		113,809		84,507		68,132
Taxes		214,006		158,352		113,005
Amortization of organization and development expenses		35,640		34,904		36,480
Loss from equity in other companies		—		14,362		—
Maintenance and repair expenses		34,780		31,979		27,905
Minority interest		32,119		19,016		34,609
Commissions and expenses on insurance business		52,019		53,072		60,903
Amortization of “Amparo claims”		108,667		—		122,279
Other Provisions and reserves		48,151		62,424		99,754
Other		175,817		135,074		147,691

Total non-interest expense	Ps.	1,908,790	Ps.	1,408,988	Ps.	1,333,435

Income / (loss) before tax expense		117,503		75,324		126,540
Income tax expense		(71,466)		(94,238)		(19,302)

Net (loss) / income	Ps.	46,037	Ps.	(18,914)	Ps.	107,238

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
Argentine Central Bank rules also require certain classifications of assets and liabilities, which are different from those required by Article 9. The following balance sheet presents Grupo Galicia’s balance sheet as of December 31, 2007 and 2006, as if they had followed Article 9 balance sheet disclosure requirements using Argentine Banking GAAP.

	December 31,
	2007		2006
Assets:
Cash and due from banks	Ps.	3,008,009	Ps.	2,308,819
Interest-bearing deposits in other banks		159,252		607,998
Federal funds sold and securities purchased under resale agreements or similar agreements		2,906		204,191
Trading account assets		476,195		208,188
Available for sale securities		4,743,676		5,993,795
Loans		12,444,276		10,197,002
Allowances for loan losses		(437,917)		(329,562)
Fixed assets		743,132		490,290
Compensatory and Hedge Bonds to be received		—		401,335
Other assets		2,260,360		3,768,892

Total assets	Ps.	23,399,889	Ps.	23,850,948

Liabilities and Shareholders’ Equity:
Deposits	Ps.	13,070,023	Ps.	10,692,751
Short-term borrowing		328,261		281,286
Other liabilities		4,311,149		3,461,289
Long-term debt		3,648,281		7,457,042
Commitments and contingent liabilities		170,083		182,927
Minority interest in Consolidated Subsidiaries		217,587		167,185
Common stock		1,241,407		1,241,407
Other shareholders’ equity		413,098		367,061

Total liabilities and shareholders’ equity	Ps.	23,399,889	Ps.	23,850,948

The carrying value and market value of each classification of available-for-sale securities in the Article 9 balance sheet were as follows.

	December 31, 2007						December 31, 2006
				Unrealized					Unrealized
	Carrying value			Gains/(Losses)	Market value		Carrying value		Gains/(Losses)		Market value
Boden 2012 Bonds – Compensatory Bond and Hedge Bond		2,744,256		(47,694)		2,437,796		3,582,858		89,441		3,394,991
Bogar Bonds		—		—		—		426,851		168,908		397,660
GalTrust I		600,909		(97,166)		295,325		571,582		(7,443)		355,721
Discount Bonds		671,492		34,020		312,087		691,929		125,251		387,604
Other assets		727,019		(32,981)		672,132		720,575		(19,356)		678,612

TOTAL	Ps.	4,743,676	Ps.	(143,821)	Ps.	3,717,340	Ps.	5,993,795	Ps.	356,801	Ps.	5,214,588

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
The maturities as of December 31, 2007, of the available-for-sale government securities and the GalTrust I and other assets included in the Article 9 balance sheet were as follows:

	December 31, 2007
					Maturing after 1		Maturing after
			Maturing within		year but within		5 years but within		Maturing after
	Carrying Value		1 year		5 years		10 years		10 years
Boden 2012 Bonds – Compensatory Bond and Hedge Bond	Ps.	2,744,256	Ps.	548,851	Ps.	2,195,405	Ps.	—	Ps.	—
GalTrust I		600,909		—		4,152		564,165		32,592
Discount Bonds		671,492		—		—		—		671,492
Participation Certificates		436,532		228,274		208,258		—		—
Debt Securities		121,123		81,764		19,822		19,537		—
Other assets		169,364		169,364		—		—		—

TOTAL	Ps.	4,743,676	Ps.	1,028,253	Ps.	2,427,637	Ps.	583,702	Ps.	704,084

25. Operations by Geographical Segment.
The main financial information, classified by country where transactions originate, is shown below. Most of the transactions originated in the Republic of Uruguay were with Argentine citizens and enterprises, and were denominated in U.S. dollars. Transactions between different geographical segments have been eliminated for the purposes of this Note.

	December 31,
	2007		2006		2005
Total revenues:(*)
Republic of Argentina	Ps.	3,376,524	Ps.	3,315,964	Ps.	3,196,626
Republic of Uruguay		65,565		82,194		136,240
Grand Cayman Island		—		—		1,009
Net income (loss), net of monetary effects allocable to each country:
Republic of Argentina		28,214		(64,399)		4,639
Republic of Uruguay		17,823		45,485		99,804
Grand Cayman Island		—		—		2,795
Total assets:
Republic of Argentina		22,335,675		23,075,194		25,037,725
Republic of Uruguay		493,063		540,244		584,189
Grand Cayman Island		—		—		16,262
Fixed assets
Republic of Argentina		732,109		479,184		472,832
Republic of Uruguay		11,023		11,106		11,366
Miscellaneous assets
Republic of Argentina		112,534		271,067		199,113
Republic of Uruguay		41		40		39
Goodwill
Republic of Argentina		58,266		65,165		85,003
Other intangible assets
Republic of Argentina		389,078		436,724		404,459
Republic of Uruguay		974		907		898
Geographical segment assets as a percentage of total assets
Republic of Argentina		97.84%		97.71%		97.66%
Republic of Uruguay		2.16%		2.29%		2.28%
Grand Cayman Island		—		—		0.06%

(*)	The caption Revenues include financial income, income from services and miscellaneous income.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
26. Financial Instruments with Off-Balance Sheet Risk.
The Group has been party to financial instruments with off-balance sheet risk in the normal course of its business in order to meet the financing needs of its customers. These instruments expose the Bank to credit risk above and beyond the amounts recorded in the consolidated balance sheets. These financial instruments include commitments to extend credit, standby letters of credit, guarantees granted and acceptances.
The Group uses the same credit policies in making commitments, conditional obligations and guarantees as it does for granting loans. In management’s opinion, the Group’s outstanding commitments and guarantees do not represent unusual credit risk.
The Group’s exposure to credit loss in the event of non-performance by the counterparty to the financial instrument for commitments to extend credit, standby letters of credit, guarantees granted and acceptances is represented by the contractual notional amount of those investments.
A summary of the credit exposure related to these items is shown below:

	December 31,
	2007		2006
Commitments to extend credit	Ps.	827,851	Ps.	624,847
Standby letters of credit		144,215		129,021
Guarantees granted		139,692		123,790
Acceptances		56,251		35,353
Commitments to extend credit are agreements to lend to a customer at a future date, subject to the meeting of the contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent actual future cash requirements of the Group. The Group evaluates each customer’s creditworthiness on a case-by-case basis. In addition to the above commitments, as of December 31, 2007 and 2006, the available purchase limits for credit card holders amounted to Ps.12,058,333 and Ps.8,316,269, respectively.
Standby letters of credit and guarantees granted are conditional commitments issued by the Group to guarantee the performance of a customer to a third party.
Acceptances are conditional commitments for foreign trade transactions.
The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Group may require counter-guarantees. These financial customer guarantees are classified by type, as follows:

	December 31,
	2007		2006
Preferred counter-guarantees	Ps.	24,840	Ps.	32,783
Other counter-guarantees		26,546		21,599

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
The Group accounts for checks drawn on it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time when the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process were as follows:

	December 31,
	2007		2006
Checks drawn on the Bank	Ps.	297,143	Ps.	162,986
Checks drawn on the other Bank		360,481		187,358
Bills and other items for collection		1,640,885		1,184,353
As of December 31, 2007 and 2006, the trusts’ funds amounted to Ps.858,039 and Ps.714,954, respectively.
In addition, the Group had securities in custody, which as of December 31, 2007 and 2006, amounted to Ps.6,694,343 and Ps.6,109,324 , respectively.
27. Derivative Financial Instruments.
As of December 31, 2007 and 2006, the options bought and sold were recorded at their exercise price in memorandum accounts. The premiums collected and/or paid have been accrued on a straight-line basis over the life of the contract.

	Memorandum Accounts				Fair Value
	December 31,				December 31,
	2007		2006		2007		2006
Option contracts:
Written put options (1)	Ps.	162,336	Ps.	175,923	Ps.	7,697	Ps.	2,592

(1)
As established by Decree 1836/02 and Argentine Central Bank regulations, in connection with the second exchange offered by the government to exchange restructured deposits for government bonds, the Bank granted an option to sell coupons to the holders of restructured deposits certificates who had opted to receive Boden 2013 Bonds and Boden 2012 Bonds in exchange for their certificates.

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
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
US dollars forward purchases are recorded under “Memorandum Accounts – Debit –Derivatives – Forward Purchases of Foreign Currency to be Settled in Pesos,” totaling Ps.1,740,332 and 475,338 as of December 31, 2007 and 2006, respectively. US dollars forward sales are recorded under “Memorandum Accounts – Credit – Derivatives – Forward Sales of Foreign Currency to be Settled in Pesos,” totaling Ps.879,844 and Ps.148,866 as of December 31, 2007 and 2006, respectively.
These transactions are recorded at the notional value traded.
The Group records under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be, the difference between the agreed foreign currency exchange rate and such exchange rate at the end of the year, through a debit or credit to earnings. As of December 31, 2007, Other Receivables from Financial Brokerage amounted to Ps.1,087, while as of December 31, 2006, said balances amounted to Ps.1,807 and Ps.2,478, respectively.
28. Disclosure about Fair Value of Financial Instruments.
Financial Accounting Standards No. 107 (“SFAS”) “Disclosures about Fair Value of Financial Instruments” requires disclosures of estimates of fair value of financial instruments. These estimates were made at the end of December 2007 and 2006. Because many of the Bank’s financial instruments do not have a ready trading market from which to determine fair value, the disclosures are based upon estimates regarding economic and current market conditions and risk characteristics. Such estimates are subjective and involve matters of judgment and, therefore, are not precise and may not be reasonably comparable to estimates of fair value for similar instruments made by other financial institutions.
The estimated fair values do not include the value of assets and liabilities not considered financial instruments.
In order to determine the fair value, cash flows were discounted for each category or group of loans having similar characteristics, based on credit risk, guarantees and/or maturities, using rates offered for similar loans by the Bank as of December 31, 2007 and 2006, respectively.

	2007				2006
	Book Value		Fair Value		Book Value		Fair Value
Derivative activities: (see Note 27)
Liabilities	Ps	162,336	Ps	7,697	Ps	175,923	Ps	2,592

Non derivative activities:
Assets:
Cash and due from banks (1)	Ps	2,960,013	Ps	2,960,013	Ps	2,294,849	Ps	2,294,849
Government securities (2)
Trading		370,613		370,604		147,729		146,362
Without quotation Securities		1,872		1,872		431,753		402,562
Investment		1,320,572		1,175,089		2,608,827		2,473,029
Loans (3)		11,601,029		11,486,918		10,524,972		10,333,176
Compensatory and Hedge Bond to be received (4)		—		—		401,335		386,890
Others (5)		4,270,925		3,434,243		5,305,353		4,744,340

Liabilities:
Deposits (6)	Ps	13,165,621	Ps	13,132,756	Ps	10,779,369	Ps	10,754,230
Other liabilities resulting from financial Intermediation:
Argentine Central Bank (7)		698		698		3,025,977		2,741,104
Banks and international entities and Loans from Domestic Financial Institutions (8) and Negotiable obligations (9)		4,054,516		3,780,254		4,834,673		4,814,875
Others (10)		3,162,998		3,131,472		2,741,920		2,734,267

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
The following is a description of the estimating techniques applied:
(1) Cash and due from banks: By definition, cash and due from banks are short-term and do not possess credit loss risk. The carrying values as of December 31, 2007 and 2006 are a reasonable estimate of fair value.
(2) Government securities: Government securities held for trading purposes are carried at fair value. Holdings of investment account securities correspond to the Compensatory Bond and the Hedge Bond received (Boden 2012 Bonds) related to the compensation to financial institutions, which fair value corresponds to the Boden 2012 Bonds’ quoted market value. Securities without quotation include Bogar Bonds and Discount Bonds. In order to estimate their fair value, the Bank used quoted market values.
(3) Loans: The fair values of loans are estimated for groups of similar characteristics, including type of loan, credit quality and remaining maturity. In incorporating the credit risk factor, management concluded that the allowance for credit losses adequately adjusts the related book values for credit risk. For floating- or adjustable-rate loans, which mature or are repriced within a short period of time, the carrying values are considered to be a reasonable estimate of fair values. For fixed-rate loans, market prices are not generally available and the fair values are estimated by discounting the estimated future cash flows based on the contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. Where quoted market prices or estimated fair values are available, primarily for loans to refinancing countries, loans held for dispositions or sales and certain other foreign loans, the fair values are based on such market prices and estimated fair values, including secondary market prices. For nonperforming loans, the fair values are generally determined on an individual basis by discounting the estimated future cash flows and may be based on the appraisal value of underlying collateral as appropriate.
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
(6) Deposits: The fair value of deposit liabilities on demand and savings account deposits is similar to its book value. The fair value of term deposits was estimated at the expected future cash flows discounted at the rates based upon the Bank’s estimate of comparable rates paid by the financial system for deposits with similar characteristics at year-end, following management’s expectations.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)

(7) Argentine Central Bank: As of December 31, 2006, “Argentine Central Bank” included the advance from the Argentine Central Bank for the acquisition of the Hedge Bond and long term loans for liquidity support granted to the Bank during the 2001-2002 crisis. The fair value for December 2006 was estimated based on the fair value of the Argentine Government portfolio that guarantees the debt.

(8) Banks and international entities and loans from domestic financial institutions: Includes credit lines borrowed under different credit arrangements from local and foreign banks and entities. Most of them were restructured as of May 2004. As of December 2007 and December 2006, the quoted market prices have been taken as a best estimate of their fair value and, when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

(9) Negotiable obligations: As of December 31, 2007 and December 31, 2006, the fair value of the negotiable obligations was determined based on quoted market prices and when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

(10) Others: Includes other liabilities resulting from financial brokerage. Their fair value was estimated at the expected future cash discounted at the estimated rates at year-end.
29. Pending events derived from the system’s crisis in late 2001.
Legal actions requesting protection of Constitutional guarantees.
The Government through Decree No. 1570/2001, Law No 25561, Decree No. 214/02 and other concurrent regulations, established restrictions on money withdrawals from financial institutions and the conversion into pesos of all dollar deposits, at the exchange rate of Ps.1.40 per US$ 1. In turn, these rules also established that financial institutions were to comply with their obligations by reimbursing pesos in the amounts resulting from this conversion, including the CER adjustment plus a 2% annual interest rate. As a result of the measures that established the pesification and restructuring of foreign-currency deposits, since December 2001, a significant number of claims have been filed against the Government and/or financial institutions, formally challenging the emergency regulations and requesting prompt payment of deposits in their original currency. The emergency regulations have been declared unconstitutional by most lower and upper courts. As of December 31, 2007, the court orders received by the Bank requiring the reimbursement of deposits in foreign or Argentine currency, at the free-market exchange rate, amounted to Ps.11,747 and US$ 647,349. In compliance with those court orders, as of the same date, the Bank paid the amounts of Ps.1,214,192 and US$ 112,083 to reimburse deposits, in pesos and in foreign currency.
The difference between the amount paid as a result of the abovementioned court orders and the amount resulting from converting deposits at the Ps.1.40 per U.S. dollar exchange rate, adjusted by the CER and interest accrued up to the payment date, totaled Ps.706,860 and Ps.688,390, as of December 31, 2007 and December 31, 2006, respectively, and they have been recorded as “Intangible Assets”. The residual value as of those dates totaled Ps.277,024, and Ps.367,221.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
The Group has repeatedly reserved its right to make claims, at a suitable time, in view of the negative effect on its financial condition of the reimbursement of deposits originally denominated in dollars, pursuant to orders issued by the judicial branch, either in U.S. dollars or in pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not included by the Government in the calculation of the compensation to financial institutions. The method of accounting for such right as a deferred loss, set forth by Argentine Central Bank regulations, does not affect its existence or legitimacy. To such effect, the Bank has reserved all of the corresponding rights.
On December 30, 2003, the Bank formally requested from the Government, with copy to the Ministry of Economy (“MECON”) and to the Argentine Central Bank, to be compensated for the losses incurred due to the asymmetric pesification and court decisions. The Bank has reserved its right to further extend such request in order to encompass losses made definitive by new final judgments.
On December 27, 2006, the Argentine Supreme Court of Justice ruled on the case named “Massa c/ Estado Nacional and Bank Boston”, resolving that the defendant bank must fulfill its obligation to reimburse a dollar-denominated deposit subject to emergency regulations by paying the original amount deposited converted into pesos at an the exchange rate of Ps.1.40 per U.S. dollar, adjusted by CER until the effective payment day, together with a 4% annual interest and computing amounts paid in order to comply with preliminary injunctions or other measures as payments on account.
Moreover, in the Kujarchuck case (August 2007), the Supreme Court established a calculation method for partial payments, thus ratifying the criteria held by most of the courts of law since the Massa’s ruling. On March 20, 2007 Supreme Court of Justice ruled, in the case of “EMM S.R.L. c/ Tía S.A.”, that Decree No. 214/02 did not apply to judicial deposits, and that such deposits must be reimbursed to the depositors in their original currency.
It is expected that said decisions by the Supreme Court of Justice would be strongly followed in similar cases to be heard by the lower courts.
The Bank keeps addressing court decisions gradually on a case-by-case basis in accordance with the individual circumstances of each case. Management continuously monitors and analyses the implications of such ruling for similarly situated cases. The Bank records liabilities for Ps.62,461 on account of the amounts pending settlement as result of the cases still unresolved. The possible difference that may arise from the amount ordered by the courts and the amount recorded by the Bank shall be registered as stated for by the Argentine Central Bank’s regulations under Intangible Assets, and shall be amortized in 60 months. As a consequence of the above, and due to the information available at the date of these financial statements, the Bank’s management considers that the effects derived from these situations would not significantly affect the Bank’s shareholders’ equity.
It is worth mentioning that during the previous fiscal year, as well as in the current one, the number of legal actions filed by customers requesting the reimbursement of deposits in their original currency has decreased significantly, which has reduced the risk of this problem worsening in the future.
With respect to judicial deposits that were pesified, the Argentine Central Bank provided that, as from July 2007, institutions should establish an allowance equal to the difference that arises from the balance of deposits recorded at each month-end in their original currency and the balance in pesos that was recorded in the books. This allowance, established as of December 31, 2007, and charged to income amounts to Ps.1,790.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
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
On January 06, 2002, before the market was reopened, Law No. 25561 was enacted, which repealed the convertibility system and established a new exchange rate of Ps.1.40 per U.S. dollar.
During the foreign-exchange market holiday, as a result of the aforementioned regulations, no foreign currency could be traded. As a result, the U.S. dollars funds credited by the BLF on January 2 and 4, 2002, remained in U.S. dollars until the reopening of the market. On that date, and in accordance with the regulations in force, the U.S. dollar was sold at Ps.1.40. For this reason, when the Argentine Central Bank applied US$ 410,000 to the settlement of the financial assistance granted to the Bank, it should have cancelled US$ 410,000 times 1.40, that is, the amount of Ps.574,000.
This has infringed the guarantee of inviolability of private property and equal treatment before the law.
The Bank considers that the Ps.164,000 difference will have to be reimbursed to the Bank, or that an equivalent restoration of its equity should be considered. The Bank has filed a claim before the Argentine Central Bank to recover the above-mentioned amount. Such right has not been accounted for in these financial statements.
Compensation to financial institutions.
As compensation for the losses caused by the asymmetric pesification of assets and liabilities set forth by Decree No. 214/02, the Bank was granted a Compensatory Bond in the amount of US$ 906,277.46 of face value of Boden 2012, which was received in full as of the end of fiscal year 2005.
During fiscal year 2006, by using public sector assets, the Bank purchased 90.8% of the Hedge Bond that it was entitled to subscribe pursuant to the provisions of Sections 28 and 29 of Decree No. 905/02 -in order to offset the foreign currency mismatch, after computing the Compensatory Bond denominated in US dollars- equivalent to US$ 1,154,955 of face value of Boden 2012 Bonds and US$ 406,775 in connection with past due amortization and interest coupons.
In April 2007, upon the purchase of the remaining balance of the Hedge Bond (US$ 116,797 of face value of Boden 2012 Bonds, plus past due amortization and interest coupons for US$ 43,635) by using Secured Loans, the process of compensation to the Bank set forth by the above-mentioned Decree was finalized.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
Repurchase of restructured foreign debt.
During February 2007, the Group repurchased part of the debt issued in the debt restructuring completed in May 2004. The Group repurchased debt maturing in 2010 and 2014 for an aggregate residual amount of US$ 178,794. These transactions were carried at market value thus generating a US$ 6,942 profit with respect to the debt’ book value. This repurchase was funded mainly by the sale of Boden 2012 bonds in the market, which generated a loss of approximately US$ 8,860 due to the difference between the market price and the book value of such bonds.
In August 2007, Negotiable Obligations Due in 2014 for a face value of US$ 102,200 were repurchased.
Furthermore, pursuant to the agreements governing the Bank’s restructured foreign debt, Negotiable Obligations and Loans Due in 2014 were partially redeemed at their technical value for face value amounts of US$ 22,698 and US$ 2,312, respectively.
In addition, Negotiable obligations due in 2014 and 2010 for a face value of US$ 40,292 and US$ 79,215, respectively, were repurchased at market price, as well as loans due in 2014 for a face value of US$ 9,518.
30. Preferred Liabilities of the former Banco Almafuerte Coop. Ltdo.
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
Pursuant to the provisions set forth in the abovementioned agreement, as of December 31, 2007, the Participation Certificate balance amounted to Ps.46,856 and the Special Fund’s balance amounted to Ps.337,486. At the end of the prior fiscal year, said balances amounted to Ps.42,006 and Ps.315,742, respectively.
As of December 31, 2007, the underlying assets of the Nues Trust and the Special Fund were invested in cash, securities issued by the Argentine Central Bank and secured loans amounting to Ps.334,764, Ps.114,994 and Ps.389,841, respectively. The Bank held 25,898% of the total certificates of participation of the Nues Trust and 45% of the Special Fund.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
31. Financial Trusts.
a)	Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustee outstanding at fiscal year-end:

		Estimated						Book value of securities held in
	Creation	maturity			Portfolio			own portfolio
Name	Date	date	Trustee	Trust assets	transferred			12.31.07		12.31.06
Galtrust I	10.13.00	10.10.15	First Trust of New York N.A.	Loans to provincial governments (Bogar)	US$	490,224(*	)	Ps.	600,909	Ps.	571,582
Galtrust II	12.17.01	12.10.10	First Trust of New York N.A.	Mortgage loans	US$	61,191		Ps.	8,146	Ps.	7,683
Galtrust V	12.17.01	01.10.16	First Trust of New York N.A.	Mortgage loans	US$	57,573		Ps.	16,854	Ps.	16,457
Galicia	04.16.02	05.06.32	Bapro mandatos y negocios	Secured loans	Ps.	108,000		Ps.	65,347	Ps.	58,159
Galicia Hipotecas Comerciales	02.22.05	07.12.13	Deustche Bank S.A.	Commercial mortgage loans	Ps.	29,059			—	Ps.	6,892
Créditos Inmobiliarios Galicia I	08.17.05	03.15.15	Deustche Bank S.A.	Mortgage loans	Ps.	91,000		Ps.	20,313	Ps.	18,776
Créditos Inmobiliarios Galicia II	10.12.05	12.15.25	Deustche Bank S.A.	Mortgage loans	Ps.	150,000		Ps.	47,493	Ps.	43,347
Galicia Personales II	01.25.06	11.15.09	Deustche Bank S.A.	Consumer loans	Ps.	97,367			—	Ps.	21,155
Galicia Personales III	05.16.06	03.15.11	Deustche Bank S.A.	Consumer loans	Ps.	100,000		Ps.	15,909	Ps.	13,355
Galicia Prendas Comerciales	07.03.06	02.15.11	Deustche Bank S.A.	Pledge loans	Ps.	86,623		Ps.	12,780	Ps.	12,409
Galicia Leasing I	09.22.06	05.15.11	Deustche Bank S.A.	Assets under financial leases	Ps.	150,000		Ps.	23,015	Ps.	20,653
Galicia Personales IV	01.17.07	10.15.11	Deustche Bank S.A.	Consumer loans	Ps.	100,000		Ps.	13,824		—
Galicia Personales V	04.13.07	01.15.12	Deustche Bank S.A.	Consumer loans	Ps.	150,000		Ps.	19,939		—
Galicia Personales VI	09.28.07	06.15.12	Deustche Bank S.A.	Consumer loans	Ps.	108,081		Ps.	15,257		—

(*)	The remaining US$ 9,776 was transferred in cash.
b)	As of December 31, 2007, Banco de Galicia y Buenos Aires S.A. records financial trusts.
•	Acquired as investments for Ps.7,325. As of the previous fiscal year’s end, these amounted to Ps.1,322.

•	Acquired in its capacity as underwriter for Ps.8,423.

•	Received as loan repayment for Ps.24,884. As of December 31, 2006, these amounted to Ps.25,094.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
c)	BG Financial Trust
The “BG Financial Trust” was created in December 2005. The Bank transferred to the trustee (“Equity Trust Company (Argentina) S.A.”) Ps.264,426 of loans classified in category “3” in accordance with the Argentine Central Bank rules or in a lower category, for an amount, net of allowances, of Ps.91,290. The Bank received in exchange cash for an equal amount. The debt securities issued by the trust were fully subscribed by third parties. The Bank has been appointed Servicer and Collection Manager of the Trust, thus assuming a special management commitment that will enable the Bank to receive a compensation incentive equal to 55% of the excess of net cash flows, upon the occurrence of the following: (i) no later than December 31, 2009, the net cash flow effectively collected equals or exceeds the price paid for the transferred portfolio; and (ii) no later than December 31, 2012, an IRR equal to or greater than 18% is reached. In the event the two objectives of the special management commitment fail to be met, a penalty equal to the difference shall be paid to the trustee.
As of December 31, 2007, the collection amounts to Ps.107,400, thus complying with the requirement set forth in item (i) of the above paragraph.
d)	Financial trusts with the companies controlled by Tarjetas Regionales S.A. as trustees outstanding at fiscal year-end:
Tarjeta Naranja S.A.

		Estimated					Book value of securities
	Creation	maturity			Portfolio		held in own portfolio
Name	date	date	Trustee	Trust assets	transferred		12.31.07		12.31.06
Tarjeta Naranja Trust I	11.07.05	05.20.08	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	94,500	Ps.	21,254	Ps.	16,946
Tarjeta Naranja Trust II	02.16.06	12.20.07	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	80,000		—	Ps.	11,255
Tarjeta Naranja Trust III	08.15.06	09.20.08	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	139,342	Ps.	26,835	Ps.	20,612
Tarjeta Naranja Trust IV	08.14.07	07.20.08	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	76,052	Ps.	8,707		—
Tarjeta Naranja Trust V	10.09.07	11.20.09	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	115,306	Ps.	17,818		—
Tarjeta Naranja Trust VI	12.11.07	01.23.10	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	153,727	Ps.	22,440		—
As of December 31, 2007, Tarjeta Naranja S.A.’s holdings of class “B” debt securities and participation certificates totaled Ps.15,920 and Ps.81,134, respectively. As of December 31, 2006 its holdings totaled Ps.14,711 and Ps.34,102, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
Furthermore, as of December 31, 2007, the Company records trusts acquired as investments for Ps.341.
Tarjetas Cuyanas S.A.

		Estimated					Book value of securities held
	Creation	maturity			Portfolio		in own portfolio
Name	date	date	Trustee	Trust assets	transferred		12.31.07		12.31.06
Tarjeta Nevada II	12.01.04	Settled	Banco Patagonia S.A.	Certain credit rights against cardholders	Ps.	16,000		—	Ps.	122
Tarjeta Nevada III	05.24.05	Settled	Banco Patagonia S.A.	Certain credit rights against cardholders	Ps.	25,000		—	Ps.	5,429
Tarjetas Cuyanas Trust I	11.23.05	Settled	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	26,784		—	Ps.	1,284
Tarjetas Cuyanas Trust II	04.04.06	Settled	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	37,680		—	Ps.	5,091
Tarjetas Cuyanas Trust III	07.14.06	Settled	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	22,407		—	Ps.	2,725
Tarjetas Cuyanas Trust IV	11.01.06	11.15.08	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	68,120	Ps.	17,911	Ps.	13,919
As of December 31, 2007 and December 31, 2006 Tarjetas Cuyanas’ holding of participation certificates totaled Ps.17,911 and Ps.28,570, respectively. No holdings of debt securities were recorded.
Tarjetas del Mar S.A.

		Estimated					Book value of securities held
	Creation	maturity			Portfolio		in own portfolio
Name	date	date	Trustee	Trust assets	transferred		12.31.07		12.31.06
Tarjetas del Mar Serie II	10.17.06	Settled	Banco de Galicia y Buenos Aires S.A.	Certain credit rights against cardholders	Ps.	6,000		—	Ps.	1,158
Tarjetas del Mar Serie III	11.09.07	05.27.08	Banco de Galicia y Buenos Aires S.A.	Certain credit rights against cardholders	Ps.	14,217	Ps.	2,692		—

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
32. Segment Reporting.
The Group has disclosed its segment information in accordance with the Statement of Financial Accounting Standards 131, “Disclosures about Segments of an Enterprise and Related Information”. Operating segments are defined as components of an enterprise about which separate financial information is available and which is regularly reviewed by our Board of Directors in deciding how to allocate resources and in assessing performance. Reportable segments consist of one or more operating segments with similar economic characteristics, distribution systems and regulatory environments. The information provided for Segment Reporting is based on internal reports used by management.
The Group measures the performance of each of its business segments primarily in terms of “Net income” in accordance with the regulatory reporting requirements of the Argentine Central Bank. Net income and other segment information are based on Argentine Banking GAAP and are consistent with the presentation of the Group’s consolidated financial statements.
During 2007, the Group finalized the implementation of the change in its internal-management reporting structure. Effective 2007, the results of Banco Galicia’s operations, the Group’s main subsidiary, are not segregated by geographical regions. Rather, the banking business is reported as one single segment that is evaluated regularly by our Board of Directors in deciding how to allocate resources and in assessing performance of the Group’s business. As a result, the Group’s segment disclosures for the year ended December 31, 2007 are presented on a new basis to correspond with its internal reporting structure. The Group’s segment disclosures for the years ended December 31, 2006 and 2005 have been adjusted in order to reflect the change in its internal reporting structure for comparative purposes.
The following summarizes the aggregation of Grupo Financiero Galicia’s operating segments into reportable segments:
Banking: corresponds to the results of our banking business and represents the accounts of Banco de Galicia y Buenos Aires S.A. consolidated line by line with Galicia Uruguay and it subsidiaries. The results of Galicia Factoring y Leasing S.A., Galicia Valores S.A. Sociedad de Bolsa, and Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión, which are controlled by the Bank are shown under income from equity investments.
Regional Credit Cards: shows the results of our regional credit card and consumer finance business and represents the accounts of Tarjetas Regionales S.A. consolidated with its subsidiaries. As of December 31, 2007, Tarjetas Regionales S.A.’s main subsidiaries were Tarjeta Naranja S.A. , Tarjetas Cuyanas S.A., and Tarjetas del Mar S.A..

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
Insurance: includes the results of our insurance business and represents the accounts of Sudamericana Holding S.A. and its subsidiaries, including the results of the 12.5% interest owned by the Bank. As of December 31, 2007, Grupo Financiero Galicia maintained, through Sudamericana Holding S.A., controlling interests in Galicia Vida Compañía de Seguros S.A., Galicia Retiro Compañía de Seguros S.A., and Sudamericana Asesores de Seguros S.A..
Other Grupo Businesses: shows the results of Galicia Warrants S.A., Net Investment S.A. (in both cases, including the 12.5% interest of the Bank) and Galval Agente de Valores S.A.
The column “Adjustments” comprises (i) intercompany transactions between us and our consolidated subsidiaries and among these companies, if corresponding, which are eliminated in our consolidated income statement; (ii) adjustments to compensate for not showing the results of Galicia Factoring y Leasing S.A., Galicia Valores S.A. Sociedad de Bolsa, Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión consolidated line by line with Banco Galicia but as income from equity investments, while in our consolidated financial statements, the accounts of these companies are shown line by line; (iii) the results corresponding to minority interests in the Bank and (iv) all of our stand alone income and expenses, including goodwill amortization, different from income from our interests in our subsidiaries.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)

		Regional		Other Grupo		Consolidated
In Pesos Thousands	Banking	Credit Cards	Insurance	Businesses	Adjustments	Total

Year ended December 31, 2007
Net Financial Income	516,158	203,187	16,640	559	14,642	751,186
Net Income from Services	520,471	409,019	0	8,468	(24,862)	913,096
Net Operating Revenue	1,036,629	612,206	16,640	9,027	(10,220)	1,664,282
Provisions for Loan Losses	159,197	96,305	—	—	—	255,502
Administrative Expenses	875,085	369,476	16,147	9,147	16,469	1,286,324
Net Operating Income	2,347	146,425	493	(120)	(26,689)	122,456
Income from Equity Investment
Tarjetas Regionales SA	88,154	—	—	—	(88,154)	—
Sudamericana	1,910	—	—	—	(1,910)	—
Others	3,476	—	—	(31)	(1,488)	1,957
Other Income (Loss)	(65,465)	41,343	21,983	2,198	25,150	25,209
Minority Interests	—	(27,510)	—	—	(4,609)	(32,119)
Pre-tax Income	30,422	160,258	22,476	2,047	(97,700)	117,503
Income tax provision	—	72,104	7,846	819	(9,303)	71,466
Net Income	30,422	88,154	14,630	1,228	(88,397)	46,037
Net Income as a % of Grupo Financiero Galicia’s Net Income	66.1%	191.5%	31.8%	2.7%	—	—

Average:
Loans	7,140,643	1,703,145	—	—	—	8,843,788
Deposits	11,857,001	—	—	—	(12,059)	11,844,942
End of Period:
Assets	20,682,613	2,397,126	155,427	12,449	(418,877)	22,828,738
Equity	1,759,396	377,294	64,506	9,406	(556,097)	1,654,505

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)

		Regional		Other Grupo		Consolidated
In Pesos thousand	Galicia Bank	Credit Cards	Insurance	Businesses	Adjustments	Total

Year ended December 31, 2006
Net Financial Income	66,044	157,474	17,049	472	137,185	378,224
Net Income from Services	377,346	289,798	—	7,870	(3,013)	672,001
Net Operating Revenue	443,390	447,272	17,049	8,342	134,172	1,050,225
Provisions for Loan Losses	57,628	53,239	—	1	1	110,869
Administrative Expenses	681,438	263,789	11,234	7,340	10,763	974,564
Net Operating Income	(295,676)	130,244	5,815	1,001	123,408	(35,208)
Income from Equity Investment
Tarjetas Regionales SA	70,897	—	—	—	(70,897)	—
Sudamericana	1,126	—	—	—	(1,126)	—
Others	(14,821)	—	—	(163)	622	(14,362)
Other Income (Loss)	112,263	20,666	6,910	954	3,117	143,910
Minority Interests	—	(24,124)	(3)	—	5,111	(19,016)
Pre-tax Income	(126,211)	126,786	12,722	1,792	60,235	75,324
Income tax provision	—	55,889	3,697	864	33,788	94,238
Net Income	(126,211)	70,897	9,025	928	26,447	(18,914)
Net Income as a % of Grupo Financiero Galicia’s Net Income	667.3%	(374.8%)	(47.7%)	(4,9%)	—	—

Averages:
Loans	5,332,256	1,149,257	—	—	—	6,481,513
Deposits	9,505,994	—	—	—	(3,528)	9,502,466
End of Period:
Assets	22,105,651	1,820,887	121,908	12,000	(426,271)	23,634,175
Equity	1,263,008	289,141	48,061	8,980	(722)	1,608,468

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)

		Regional		Other Grupo		Consolidated
In Pesos thousand	Galicia Bank	Credit Cards	Insurance	Businesses	Adjustments	Total

Year ended December 31, 2005
Net Financial Income	360,476	134,773	17,249	148	40,057	552,703
Net Income from Services	316,792	206,122	—	5,287	(4,436)	523,765
Net Operating Revenue	677,268	340,895	17,249	5,435	35,621	1,076,468
Provisions for Loan Losses	48,441	28,196	—	—	93	76,730
Administrative Expenses	571,823	179,294	11,641	4,382	13,828	780,968
Net Operating Income	57,004	133,405	5,608	1,053	21,700	218,770
Income from Equity Investment
Tarjetas Regionales SA	63,111	—	—	—	(63,111)	—
Sudamericana	1,406	—	—	—	(1,406)	—
Others	4,372	—	—	—	2,290	6,662
Other Income (Loss)	65,077	7,693	5,986	(2,043)	(140,996)	(64,283)
Minority Interests	—	(21,180)	(1)	—	(13,428)	(34,609)
Pre-tax Income	190,970	119,918	11,593	(990)	(194,951)	126,540
Income tax provision	—	56,807	342	584	(38,431)	19,302
Net Income	190,970	63,111	11,251	(1,574)	(156,520)	107,238
Net Income as a % of Grupo Financiero Galicia’s Net Income	178.1%	58.9%	10.5%	(1.5%)	—	—

Averages:
Loans	4,105,576	801,553	—	—	—	4,907,129
Deposits	7,571,046	—	—	—	(13,874)	7,557,171
End of Period:
Assets	24,545,579	1,280,486	113,766	10,574	(314,681)	25,635,724
Equity	1,389,217	147,470	39,049	8,752	42,288	1,626,776

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)

33. Differences between the Argentine Central Bank’s regulations and Argentine GAAP in the Autonomous City of Buenos Aires.
The main differences between the Argentine Central Bank’s regulations and Argentine GAAP are detailed below:
Investment securities
As of December 31, 2007 and 2006, Grupo Galicia had classified as investment securities, the portion of its Boden 2012 Bonds received in compensation from the Argentine Central Bank. These securities are recorded at face value and increased on the basis of interest accrued under the relative terms and conditions. Under Argentine GAAP these securities should be marked to market with the resulting gain or loss reflected in the income statement.
Had such bonds recorded under the abovementioned captions been valued at market price, the Group’s equity would have been reduced by approximately Ps.306,460 and Ps.187,867 as of December 31, 2007 and 2006, respectively.
Compensation to be received from the national government
As of December 31, 2006, the Group had accounted for Boden 2012 Bonds recognizing the right to receive in compensation from the Argentine Central Bank, as “Compensation to be Received from the National Government,” under “Other Receivables Resulting from Financial Brokerage”. These assets were recorded at face value, increased on the basis of interest accrued under the relative terms and conditions. Under Argentine GAAP, these assets should be accounted for at the market value of the securities to be received with the resulting gain or loss reflected in the income statement.
Had the compensation to be received been valued at market price, the Group’s equity would have been reduced by approximately Ps.45,431 as of December 31, 2006.
In April 2007, the Bank received the remaining balance of the Hedge Bond for US$116,797 of the face value of Boden 2012 Bonds, plus past due amortization and interest coupons for US$43,635.
Secured loans
On November 6, 2001, the Bank and the Companies controlled by Sudamericana Holding S.A. participated in the exchange offered by the National Government, swapping national government securities for Secured Loans which, as of December 31, 2007 and December 31, 2006, were recorded under “Loans – Non-Financial Public Sector.” Furthermore, the Bank exchanged with the “Fondo Fiduciario para el Desarrollo Provincial “(FFDP) loans to provincial governments for Bogar Bonds, which, as of December 31, 2006, were recorded under “Government Securities without quotation.”
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

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
Under Argentine GAAP, the restructured assets should have been valued as follows:
• National secured loans: based upon the respective market quotations of the securities exchanged as of November 6, 2001, which as from that date are considered to be the acquisition cost, if corresponding, plus interest accrued at the internal rate of return until the end of each period. This asset was allocated as collateral for the financial assistance from the Argentine Central Bank.
As of December 31, 2007, their estimated realizable value exceeds their book value by approximately Ps.45,403.
• Bogar Bonds: at market value. Had Bogar Bonds been marked to market, an increase in shareholders’ equity of the Bank of Ps.1,475 would have been recognized as of December 31, 2006.
Accounting disclosure of effects generated by court decisions on deposits
As of December 31, 2007, the Group carried assets of Ps.277,024 under “Intangible Assets – Organization and Development Expenses”, for the residual value of the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25,561, Decree No. 214/02 and complementary regulations. Under Argentine GAAP, such assets may be recorded as a receivable and its valuation should be based upon the best estimate of the recoverable amounts.
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
Discount Bonds and GDP-Linked Negotiable Securities
Pursuant to Argentine GAAP, these assets must be valued separately and at their market price, less estimated selling costs. Had these securities been marked to market, the Group’s shareholders’ equity would have been reduced by approximately Ps.318,025 and Ps.239,262 as of December 31, 2007 and 2006, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
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
34. Summary of Significant Differences between Argentine Central Bank Rules and United States Accounting Principles.
The following is a description of the significant differences between Argentine Banking GAAP and the generally accepted accounting principles in the United States (“U.S. GAAP”). References below to “SFAS” are to United States Statements of Financial Accounting Standards.
a. Income tax
Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and, therefore, income taxes for Banco Galicia are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-banking subsidiaries have recognized a deferred tax asset as of December 31, 2007 and 2006.
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
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
Deferred tax assets (liabilities) are summarized as follows:

	December 31, 2007
	SFAS 109
	applied to		SFAS 109 applied
	Argenline GAAP		to U.S. GAAP
	Balances		adjustments		SFAS 109
Deferred tax assets
Allowance for loan losses — private sector		91,306		(2,189)		89,117
Allowance for loan losses — public sector		15,306		—		15,306
Compensation and Hedge Bond		—		107,261		107,261
Amortization of Intangible assets		85,564		—		85,564
Compensation related to the payment of deposits		—		96,958		96,958
Provincial public debt / Discount Bond		—		111,309		111,309
Impairment of fixed assets and foreclosed assets		—		21,063		21,063
Provision for contingencies		55,358		—		55,358
Debt restructuring		—		70,396		70,396
Others		37,296		28,465		65,761
Loss carry forward		553,796		—		553,796

Total gross deterred tax assets	Ps.	838,626	Ps.	433,263	Ps.	1,271,889

Deferred tax liabilities:
Provincial public debt / Discount Bond	Ps.	232,862	Ps.	—	Ps.	232,862
Others		134,933		—		134,933

Total gross deferred tax liabilities	Ps.	367,795	Ps.	—	Ps.	367,795

Net deferred income tax asset before valuation allowance	Ps.	470,831	Ps.	433,263	Ps.	904,094

Valuation allowance		(553,796)		—		(553,796)

Net deferred income tax (liabilities) / assets	Ps.	(82,965)	Ps.	433,263	Ps.	350,298

	December 31, 2006
	SFAS 109
	applied to		SFAS 109 applied
	Argentine GAAP		to U.S. GAAP
	balances		adjustments		SFAS 109
Deferred tax assets
Allowance for loan losses – private sector		112,745		16,031		128,776
Compensation and Hedge Bond		—		81,654		81,654
Amortization of intangible assets		59,305		—		59,305
Compensation related to the payment of deposits		—		128,527		128,527
Impairment of fixed assets and foreclosed assets		—		21,551		21,551
Debt restructure		—		111,217		111,217
Provision for contingencies		43,554		—		43,554
Loss carry forward		538,956		—		538,956

Total gross deferred tax assets	Ps.	754,560	Ps.	358,980	Ps.	1,113,540

Deferred tax liabilities:
Provincial public debt / Discount Bond	Ps.	189,228	Ps.	(93,959)	Ps.	95,269
Liabilities		5,555		—		5,555
Others		53,985		(3,379)		50,606

Total gross deferred tax liabilities	Ps.	248,768	Ps.	(97,338)	Ps.	151,430

Net deferred income tax asset before valuation allowance	Ps.	505,792	Ps.	456,318	Ps.	962,110

Valuation allowance		(590,756)		—		(590,756)

Net deferred income tax	Ps.	(84,964)	Ps.	456,318	Ps.	371,354

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax, calculated on the basis of U.S. GAAP for the fiscal years ended December 31, 2007, 2006 and 2005:

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)

	December 31,
	2007		2006		2005
Statutory income tax rate		35%		35%		35%
Tax provision computed by applying the statutory rate to the income before taxation calculated in accordance with U .S. GAAP	Ps.	239,896	Ps.	1,136,729	Ps.	262,616
Tax exempt income		(162,249)		(752,120)		20,377
Valuation allowance		14,875	(661,725)		(263,691)

Actual tax provision under U.S. GAAP	Ps.	92,522	Ps.	(277,116)	Ps.	19,302

Valuation allowance: For 2005, the Bank believed it was not more likely than not that it would generate future taxable income sufficient to absorb any of its net deferred tax assets. For that reason, the Bank provided a full reserve of its net deferred tax assets for such years.
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
The Group had significant accumulated tax loss carryfoward at December 31, 2006 and 2007. Based on the analysis performed on the realizability of the tax loss carryfoward as of December 31, 2006 and 2007, its seems that the Group will recover only a portion of the future net operating tax loss carryfoward with future taxable income. Therefore, the remaining portion of the net operating tax loss carryfoward and presumed minimum income tax is more likely that not to be recovered in the carryfoward period and hence a valuation allowance was provided against this amount.
Financial Accounting Standards Board (FASB) Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”, (FIN 48) was issued in July 2006 and interprets FASB Statement of Financial Accounting Standards (SFAS) No. 109. FIN 48 became effective for the Group on January 1, 2007 and prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
The Group classifies income tax-related interest and penalties as income taxes in the financial statements. The adoption of this pronouncement had no effect on the Group’s overall financial position or results of operations.
The following table shows the tax years open for examination as of December 31, 2007, by major tax jurisdictions in which the Group operates:

Jurisdiction	Tax year
Argentina	2003 - 2007
Uruguay	2003 - 2007
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

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
d. Loan loss reserves
The Bank’s accounting for its loan loss reserve differs in some respects with the practices of U.S. based banks. The most significant differences follow:
(i) Loan charge offs and recoveries
The Bank records recoveries on previously charged-off loans directly to income and records the amount of charged-off loans in excess of amounts specifically allocated as a direct charge to the income statement. The Bank does not partially charge off troubled loans until final disposition of the loan, rather, the allowance is maintained on a loan-by-loan basis for its estimated settlement value. The banking industry practice in the United States is to account for all charge off and recovery activity through the allowance for loan loss account. Further, loans are generally charged to the allowance account when all or part of the loan is considered uncollectible. In connection with loans in judicial proceedings, resolution through the judicial system may span several years. Loans in judicial proceedings, greater than three years as of December 31, 2007, 2006 and 2005, amounted to Ps.4,600, Ps.6,096 and Ps.9,842, respectively. Under U.S. GAAP purposes these loans were completely provisioned. The Bank also classified loans, many of which are in judicial proceedings, which amounted approximately Ps.48.100, Ps.28,800 and Ps.22,800 as of December 31, 2007, 2006 and 2005, respectively, as uncollectible, although the Bank may hold preferred guarantees. Under U.S. GAAP, these loans would have been charged off. Therefore, the balance of loans and allowance for loan losses would be decreased by these amounts. The Bank’s practice does not affect the accompanying Statements of Income or Shareholders’ equity as the Bank’s reserve contemplates all losses inherent in those troubled loans.
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
In accordance with U.S. GAAP, specifically the Emerging Issues Task Force No. 01-07 (“EITF 01-07”), satisfaction of one monetary asset (in this case a loan or debt security) by the receipt of another monetary asset (in the case a secured loan) for the creditor is generally based on the market value of the asset received in satisfaction of the debt (an extinguishment). In this particular case, the secured loan being received is substantially different in structure and in interest rates than the debt securities swapped. Therefore, the fair value of the loans was determined on the balance sheet date based on the contractual cash flows of the loan received discounted at an estimated market rate. The estimated fair value of the loan received will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss. The difference between the cost basis and amounts expected to be collected is being amortized on an effective yield basis over the life on the loan.
(iii) Loans / Bonds – Non-financial provincial public sector
The Bank participated in the restructuring of the provincial government’s debt receiving Bogar Bonds in exchange.
As of December 31, 2006, Bogar Bonds granted as collateral for the advance requested for the purchase of the remaining Hedge Bond, which could be applied to settle the liabilities with the Argentine Central Bank, have been recorded at the value admitted for those purposes. The remaining Bogar Bonds were valued at the lower of their “present value” (present values of cash flows according to contract conditions, discounted at the rates established by the Argentine Central Bank) and their technical value.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
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
During 2006, the Group sold Bogar Bonds for a face value of Ps.2,143,229. Therefore, the 2006 U.S. GAAP net income reconciliation includes Ps.1,381,216 of gains previously recorded through other comprehensive income that are being realized and reversed through the income statement, upon the sale of the bonds.
During 2007, the Group sold the remaining Bogar Bonds for a face value of Ps.270,241. Therefore, the 2007 U.S. GAAP shareholders’ equity does not include a reconciling item. The 2007 U.S. GAAP net income reconciliation includes the reversal of the 2006 U.S. GAAP shareholders’ equity adjustment, plus Ps.168,908 of gains previously recorded through other comprehensive income that are being realized and reversed through the income statement, upon the sale of the bonds.
(iv) Loans to the non-financial private sector and residents abroad
For the purposes of reporting under U.S. GAAP, the Bank adopted Statement of Accounting Standards No.114, “Accounting for Creditors for Impairment of a Loan” (“SFAS 114”) as amended by Statement of Financial Accounting Standards No. 118, “Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures” (“SFAS 118”). SFAS 114, as amended, requires that the allowance of an impaired loan be based on the present value of expected future cash flows discounted at the loan’s effective interest rate fair value of the loan or the fair value of the collateral, if the loan is collateral dependent. Under SFAS 114, a loan is considered impaired when, based on current information, it is probable that the borrower will be unable to pay contractual interest or principal payments as scheduled in the loan agreement. SFAS 114 applies to all loans except smaller-balance homogeneous consumer loans, loans carried at the lower of cost or fair value, debt securities, and leases.
The Bank applies SFAS 114 to all commercial loans classified as “ With problems”, “Insolvency Risks” and “Uncollectible” or commercial loans more than 90 days past due. The Bank specifically calculates the present value of estimated cash flows for commercial loans in excess of Ps.500 and more than 90 days past due. For commercial and other loans in legal proceedings, loans in excess of Ps.500 are specifically reviewed either on a cash-flow or collateral-value basis, both considering the estimated time to settle the proceedings.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
The following information relates to the Bank’s impaired loans:

	December 31,
	2007		2006		2005
Total impaired loans	Ps.	399,528	Ps.	460,615	Ps.	784,439

Average impaired loans during the year		398,419		586,410		722,172

Total impaired loans with no allowance under U.S. GAAP		7,132		10,262		31,718

Cash payments received for interest on impaired loans, Recognized as income		473		342		584

Allowance for impaired loans under SFAS 114		246,293		291,882		397,875
In addition, the Bank has performed a migration analysis for consumer loans and all performing commercial loans based on historic loan payment and classification changes. The U.S. GAAP shareholders’ equity adjustment for consumer loans and all performing commercial loans as of December 31, 2007, 2006 and 2005 amounted to Ps.(12,457), Ps.(14,717) and Ps.(6,536), respectively.
e. Government securities and other investments
(i) Investment securities
The Bank’s government securities and certain other securities that are included under the caption “investment accounts” under Argentine Banking GAAP, are considered as “available for sale” under U.S. GAAP.
Under Argentine Banking GAAP, such securities are valued at cost plus accrued interest where as under U.S. GAAP, these securities are valued at its market value. Unrealized gains and losses are included in other comprehensive income.
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
As of December 31, 2005, the amount of Ps.4,154,989, for the Compensatory Bond and the Hedge Bond to be received from the National Government, was recorded in “Other Receivables Resulting from Financial Brokerage” under the caption “Compensation to be Received from the National Government”, while as of December 31, 2005, Ps.650,924 for the securities received as Compensatory Bond was recorded in “Government Securities – Holdings in Investment Accounts”. Furthermore, in 2005, the Bank entered into repurchase transactions amounting to Ps.337,027 that were recorded under “Other Receivables Resulting from Financial Brokerage” under the caption – “Forward Purchases of Securities Under Repo Transactions”. (See Note 34 (o) “ Repos and Reverse Repos”).

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
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
In April 2007, the Bank received the remaining balance of the Hedge Bond for US$ 116,797 of the face value of Boden 2012 Bonds, plus past due amortization and interest coupons for US$ 43,635. Therefore, there is no adjustment in the 2007 U.S. GAAP shareholders’ equity reconciliation.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
(iii) External Notes / Discount Bonds and GDP-Linked Negotiable Securities
In January 2005, the Bank accepted the offer to exchange its External Notes, for “Discount Bonds in Pesos” and “GDP-Linked Negotiable Securities” issued under Argentine debt restructuring. The Bank received the new instrument for an original principal amount equal to 33.7% for the External Notes carrying value as of December 31, 2004.
Under Argentine Banking GAAP, the Discount Bonds and GDP – Linked Negotiable Securities have been recorded at the lower of the total future nominal cash payments up to maturity, specified by the terms and conditions of the new securities, and the carrying value of the securities tendered as of March 17, 2005, equivalent to the present value of the Bogar Bonds’ cash flows at that date.
As of December 31, 2007, 2006 and 2005, the Discount Bonds were considered available for sale securities for U.S. GAAP purposes and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.
The GDP-linked Negotiable Securities is considered a freestanding derivative financial instrument under SFAS 133 and carried at fair value with unrealized gains or losses recognized in the income statement.
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
Grupo Galicia’s assets and liabilities would be increased by approximately Ps.2,298,509, Ps.1,534,697, and Ps.1,200,279, had U.S. GAAP been applied at December 31, 2007, 2006 and 2005, respectively.
g. Compensation related to the payment of deposits
Financial institutions have requested the Government for compensation for the losses generated from the payment of deposits pursuant to judicial orders at the free market exchange rate, which was greater than that established by the government for conversion into pesos of the financial institutions’ assets and liabilities.
Through Communiqué “A” 3916, the Argentine Central Bank allowed the recording of an intangible asset for the difference between the amount paid by financial institutions pursuant to judicial orders and the amount resulting from the conversion into pesos of the dollar balance of the deposits reimbursed at the Ps.1.40 per U.S. dollar exchange rate (adjusted by CER and interest accrued until the date of the reimbursement). The corresponding amount must be amortized over 60 months beginning April 2003. As of December 31, 2007 and 2006, the amount recorded under “Intangible Assets”, net of accumulated amortization, was Ps.277,024 and Ps.367,221, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
As of the date of preparation of these financial statements, the Supreme Court neither the National Government has not taken any measures to compensate for these issues.
Under U.S. GAAP, the right to obtain this compensation is not considered an asset under Financial Accounting Standards Board Statement of Concepts No. 6 Elements of Financial Statements (CON 6). Therefore, the U.S. GAAP adjustment reflects the reversal of the amount capitalized under Argentine Central Bank rules.
h. Transfers of financial assets
Financial trust “Galtrust I”
The financial trust “Galtrust I” was created in October 2000 in connection with the securitization of provincial loans for a total amount of Ps.1,102 million. The securitized loans were from the portfolio of loans granted to provincial governments, guaranteed by the federal tax revenues shared with the provincial governments. This trust was recorded under Argentine Central Bank rules in the “Other Receivables from Financial Brokerage”, account in the financial statements and its balance as of December 31, 2007 and 2006, was Ps.601 million and Ps.572 million, respectively. The Bank considers this transaction as a sale under U.S. GAAP, in accordance with SFAS 140. Galtrust I debt securities and certificates retained by the Bank are considered as “available for sale securities” under U.S. GAAP and the unrealized gains (losses) on these securities are reported as an adjustment to shareholders’ equity through Other Comprehensive Income, unless unrealized losses are deemed to be other than temporary in accordance with Emerging Issues Task Force No. 99-20. The unrealized loss on the retained interests at December 31, 2001 has been deemed to be other than temporary and such loss has been charged to income. The retained interests were initially recorded at an amount equal to a portion of the previous aggregate carrying amount of assets sold and retained. The portion is determinate based on the relative fair values of the assets sold and assets retained as of the date of the transfer based on their allocated book value using the relative fair value allocation method.
During 2002, the portfolio of loans included and the related retained interest in Galtrust I was subject to the pesification. As a result the retained interest in the trust was converted to pesos at an exchange rate of 1.40 to 1 and the interest rate for their debt securities changed to CER plus 10%. During 2003, Galtrust I had swapped its provincial loans for Bogar Bonds. (See Note 34
d. (iii))
For purposes of estimating the fair value of the retained interests in the securitization trusts, valuation models were used which consider certain assumptions in estimating future cash flows and a rate under which the cash flows are discounted.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
The credit risk reflected by the subordination of the B note and certificate of participation was taken into account in the discount rate applied. The discount rates used as of December 31, 2007, 2006 and 2005 were as follows:
Discount real rate for:

	December 31,	December 31,	December 31,
	2007	2006	2005

Galtrust I Class B Debt Securities	11%	4%	2%
Galtrust I Participation Certificates	9%	5%	2%
As of December 31, 2007, 2006 and 2005, the rate was based upon the Bank’s estimate of comparable internal rates of return of other CER-adjusted bonds.
The U.S. GAAP shareholder’s equity adjustment related to the Galtrust I securitization amounted to Ps.(305,584) and (215,861) as of December 31, 2007 and 2006, respectively. The increase in the adjustment as of December 31, 2007 compared to the previous year, is related to a decrease in the fair value of the securities during 2007. The Group has determined that unrealized losses on these investments are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments.
Financial trust “Galtrust II and Galtrust V”
On December 17, 2001 and April 2002, the Bank entered into securitization transactions where the Bank established five different trusts and transferred to the trusts ownership of mortgage loans in exchange for debt securities and residual interests in the trusts.
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
Financial Trust “Secured Loans"
During 2002, under this trust, secured loans for Ps.108,000 were transferred, and Ps.81,000 in cash and a certificate of participation for Ps.27,000 were received in exchange.
This transfer was not considered a sale for U.S. GAAP purposes. Therefore, the Bank reconsolidated the loans transferred to the financial trust. Accordingly, the Group valued these loans at their book value before the transfer to the trust (See Note 31). For Argentine Banking GAAP purposes, the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trust.
BG Financial Trust
During 2005, the Group entered into a securitization transaction of commercial and consumer non-performing loans. This transaction was not considered a true sale under U.S. GAAP and therefore it was recorded as a secured borrowing. The Bank reconsolidated the loans for Ps.200,368, re-established its loan loss reserves under SFAS 5, 114 and 118 for Ps.109,078, and recognized a liability for the proceeds received in the transaction for Ps.91,290. For Argentine Banking GAAP, no assets are recognized as of December 31, 2007 and 2006 as all the debt securities and certificates of participations were subscribed by third parties.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
Financial Trust “Tarjetas del Mar Serie III”
During 2007, the Group entered into a securitization transaction of credit cards loans. Under this trust , loans for Ps.153,727 were transferred. Under Argentine Banking GAAP, this transaction was accounted for as sale. However, for U.S. GAAP purposes this transaction of financial assets does not meet the condition set forth in SFAS 140 to be accounted for as a sale. Therefore, the Bank reconsolidated the loans transferred to the financial trust. For Argentine Banking GAAP purposes, the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trust. The total assets and liabilities consolidated in the Group’s financial statements as of December 31, 2007 amounted to Ps.14,361 and Ps.11,616, respectively.
Other transfers of financial assets consolidated into the Group’s financial statements in accordance with U.S. GAAP
During 2007, the Group entered into certain securitization transactions. Under these trusts, loans for Ps.358,081 were transferred. Under Argentine Banking GAAP, these transactions were accounted for as sales. However, for U.S. GAAP purposes this transaction of financial assets do not meet the condition set forth in SFAS 140 to be accounted for as a sale. Therefore, the Bank reconsolidated the loans and re-established its loan loss reserves under SFAS 5. For Argentine Banking GAAP purposes, the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trust. Under U.S. GAAP, the total assets and liabilities consolidated in the Group’s financial statements as of December 31, 2007 amounted to Ps.250,043 and Ps.216,890, respectively.
Other transfers of financial assets accounted for as sales under U.S. GAAP
The Bank has entered into different securitizations as described in Note 31 to these financial statements that were accounted for as sales under Argentine Banking GAAP. The transfers of financial assets related to the creation of certain trusts were considered sales for U.S. GAAP purposes under SFAS N° 140 and for that reason debt securities and certificates retained by the Bank are considered to be “available for sale securities” under U.S. GAAP.
The retained interests were initially recorded at an amount equal to a portion of the previous aggregate carrying amount of assets sold and retained. The portion is determinate based on the relative fair values of the assets sold and assets retained as of the date of the transfer based on their allocated book value using the relative fair value allocation method.
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
The U.S. GAAP shareholder’s equity adjustment for all the transfers of financial assets described above (except for Galtrust I) was amounted to Ps.(54,887) and (41,963) as of December 31, 2007 and 2006, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
i. Acceptances
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
The Group’s assets and liabilities would be increased by approximately Ps.56,251, Ps.35,353 and Ps.23,938, had U.S. GAAP been applied as of December 31, 2007, 2006 and 2005, respectively.
j. Impairment of real estate properties and foreclosed assets
Under Argentine Banking GAAP, real estate properties and foreclosed assets are carried at cost adjusted by depreciation over the life of the assets. In accordance with Statement of Accounting Standards No. 144, “Impairment of Long-lived Assets”, such assets are additionally subject to: recognition of an impairment loss if the carrying amounts of those assets are not recoverable from their undiscounted cash flows and an impairment loss measured as the difference between the carrying amount and fair value of the assets.
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
In 2007, 2006 and 2005, no additional impairment was recorded in real estate properties and foreclosed assets. The Argentine Banking GAAP amortizations for 2007, 2006 and 2005 of the assets impaired in 2002 have been reversed for U.S. GAAP purposes.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
k. Equity investments in other companies
Under Argentine Banking GAAP, the equity investments in companies where significant influence exists are accounted for under the equity method. The remaining investments have been accounted for under the cost method, taking their equity method value as a limit in book value.
In addition, for U.S. GAAP purposes, under SAB 59, the Group should determine if any factors are present that might indicate the fair value of the investment has been negatively impacted during the fiscal year. If it is determined that the fair value of an investment is less than the related company’s value, an impairment of the investment must be recognized.
As of December 31, 2007 and 2006, the group concluded that the carrying amount of certain investments would not be recoverable and therefore an impairment loss was recorded for U.S. GAAP purposes.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
l. Guarantees
Financial guarantee — Exchange of deposits with the financial system II — Written Options.
Pursuant to the decree 1836/02 and the Argentine Central Bank Communiqué “A” 3828, the Bank entered into an exchange offer to exchange restructured deposit certificates (“CEDROS”) for Boden 2012 Bonds and Boden 2013 Bonds. The Boden Bonds offered to the holders of CEDROS are unsecured government bonds denominated in U.S. dollars. As a part of the restructuring, the Bank granted an option to sell coupons to the holders of restrutured deposits certificates who had opted to receive Boden 2013 Bonds and Boden 2012 Bonds in exchange for their certificates.
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
Under Argentine Banking GAAP, these options were recorded off-balance. For U.S. GAAP, these options are treated as derivatives, and therefore, the Bank recorded the fair value of such options in accordance with the requirements of SFAS 133, with changes in fair value recorded though earnings. The fair value as of December 31, 2007 and 2006, of these options amounted to Ps.2,592 (liabilty) and Ps.7,697 (liability), respectively.
Other Financial Guarantees
During 2007 and 2006, the Company entered into different agreements to guarantee lines of credit of customers amounting to Ps.123,705 and Ps.81,896, respectively. As of December 31, 2007 and 2006, guarantees granted by the Bank amounted to Ps.47,667 and Ps.25,131, respectively.
As of December 31, 2007 and 2006, the Group maintained the following guarantees:

	2007
			Estimated		U.S. GAAP
	Maximum		Proceeds		Carrying
	Potential		From collateral		Amount -
	Payments (*)		Recourse		Liability
Financial guarantees		47,667		2,133		—

	Ps.	47,667	Ps.	2,133	Ps.	—

	2006
			Estimated		U.S. GAAP
	Maximum		Proceeds		Carrying
	Potential		From collateral		Amount -
	Payments (*)		Recourse		Liability
Financial guarantees		25,131		2,355		188

	Ps.	25,131	Ps.	2,355	Ps.	188

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
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
Under Argentine Banking GAAP, the Bank provisioned the guarantees that are likely to be honored. The amount provided under Argentine GAAP amounted to Ps.768 as of December 31, 2006.
Under U.S. GAAP, effective January 1, 2003, the Bank adopted FASB interpretation No. 45 “Guarantor’s Accounting and Disclosures Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others”. As of December 31, 2007 and 2006, the Bank recognized a liability for the fair value of the obligations assumed at its reception. Such liabilities are being amortized over the expected term of the guarantee.
m. Minority Interest
The minority interest represents the effect of the U.S. GAAP adjustments in the Group’s consolidated subsidiaries.
For U.S. GAAP purposes the shareholders’ equity of the Bank as of December 31, 2006 was negative.
Therefore, the effect of the U.S. GAAP adjustments related to the minority interest was recognized up to the amount reflected in minority interest for Argentine Banking GAAP as of December 31, 2006.
n. Foreign Debt Restructuring
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

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
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
During 2006, the Group has sold in the open market Negotiable Obligations maturing 2019 that were kept in own portfolio. For U.S. GAAP purposes these transactions were considered as a new issuance of debt. Consequently, the new debt was initially recorded at fair value (cash received) and was re-measured as of December 31, 2006, to reflect the present value of the future cash payments of the “new issuance”. No gain was recorded under U.S. GAAP in connection with these transactions.
During 2007, the Group repurchased part of the debt maturing in 2010. In addition, Negotiable Obligations due in 2014 and 2010 were repaid in advance. For U.S. GAAP purposes, these transactions were considered as an extinguishment of debt. Therefore, the U.S. GAAP adjustment recorded as of December 31, 2006 related to the debt extinguished was reversed in 2007, generating a gain of approximatly Ps.50,355 included in the 2007 U.S. GAAP net income reconciliation.
o. Repurchase Agreements and Reverse Repurchase Agreements (“Repos and Reverse Repos”)
During 2007, 2006 and 2005, the Bank entered into Repo and Reverse Repo agreements of financial instruments.
Under Argentine Banking GAAP, initial measurement of such agreements implies sale or purchase accounting together with the recognition of an asset and liability due to the investing or financing transaction entered into. For U.S. GAAP purposes, as of December 31, 2005 both assets and liabilities should decrease approximately by Ps.262,110.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
Consolidated net income

	December 31,
	2007		2006		2005
Net income (loss) as stated	Ps.	46,037	Ps.	(18,914)	Ps.	107,238
Loan origination fees and costs (Note 34 b.)		(38,629)		(9,855)		(4,899)
Intangible assets:
Goodwill amortization (Note 34 c.)		18,909		18,612		26,374
Goodwill impairment (Note 34 c.)		778		1,226		3,703
Other intangible assets (Note 34 c.)		3,965		(14,888)		(2,504)
Compensation related to the payment of deposits (Note 34 g.)		90,197		(19,444)		103,651
Equity investments in other companies — Impairment (Note 34 k.)		(8,381)		45,442		(22,117)
Loss on exchange of National Public Debt (Note 34 d.(ii))		196,743		591,227		144,050
Provincial Public Debt (Note 34 d.(iii))		198,099		1,790,197		(257,013)
Loan impairment — Private sector (Note 34 d.(iv))		52,056		(49,393)		(36,766)
Transfers of financial assets (Note 34 h.)		8,814		(22,607)		48,233
Government Securities and other investments:
Compensatory Bond received (Note 34 e.(ii))		18,542		(61,261)		214,254
Compensatory Bond to be received (Note 34 e.(ii))		—		—		159,814
Hedge Bond (Note 34 e.(ii))		45,431		812,909		177,915
Impairment of other available for sale securities (Note 34 e.(iii))		36,151		21,096		91,095
GDP — Linked Negotiable Securities (Note 34 e.(iii))		(23,683)		54,940		10,123
Real estate properties asset amortization (Note 34 j.)		1,395		1,395		1,395
Recognition for the fair value of obligations assumed under Financial guarantees issued (Note 34 l.)		(5,773)		11,047		(4,146)
Troubled Debt restructuring (Note 34 n.)		86,558		28,039		(28,425)
Deferred Income tax (Note 34 a.)		(21,056)		371,354		—
Minimum Presumed Income Tax (Note 34 a. )		(39,631)		(47,895)		(32,979)
Minority interest (Note 34 m.)		(73,627)		21,686		32,032

Net income (loss) in accordance with U.S. GAAP		592,895		3,524,913		731,028

Average number of shares outstanding (in thousands) (Note 22)		1,241,407		1,240,932		1,241,407
Basic net income (loss) per share in accordance with U.S. GAAP (Note 22)		0.478		2.841		0.589
Diluted net income (loss) per share in accordance with U.S. GAAP (Note 22)		0.478		2.841		0.589

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
Consolidated shareholders’ equity

	December 31,
	2007		2006
Shareholders’ equity as stated	Ps.	1,654,505	Ps.	1,608,468
Loan origination fees and costs (Note 34 b.)		(50,536)		(11,907)
Intangible assets:
Goodwill amortization (Note 34 c.)		92,813		73,904
Goodwill impairment (Note 34 c.)		(1,459)		(2,237)
Other intangible assets (Note 34 c.)		(22,213)		(26,178)
Compensation related to the payment of deposits (Note 34 g)		(277,024)		(367,221)
Equity investments in other companies — Impairment (Note 34 k.)		(22,935)		(14,554)
Loans — non Financial Public Sector — Secured loans (Note 34 d.(ii))		(80,723)		(277,466)
Loans / Bonds — non Financial Provincial Public Sector — Bogar Bonds (Note 34 d.(iii))		—		(29,191)
Loan impairment — Private sector (Note 34 d.(iv))		6,253		(45,803)
Government securities and other investments:
Compensatory and Hedge Bond received (Note 34 e.(ii))		(306,460)		(187,867)
Hedge Bond to be received (Note 34 e.(ii))		—		(45,431)
Discount Bonds (Note 34 e.(iii))		(359,405)		(304,325)
GDP — Linked Negotiable Securities (Note 34 e.(iii))		41,380		65,063
Financial assets transferred (Note 34 h.)		(360,471)		(257,824)
Minority interest (Note 34 m.)		101,671		167,185
Impairment of real estate properties and foreclosed assets (Note 34 j.)		(67,155)		(67,155)
Real Estate properties amortization (Note 34 j.)		6,975		5,580
Minimum Presumed Income Tax (Note 34 a.)		(258,515)		(218,884)
Deferred Income tax (Note 34 a.)		350,298		371,354
Recognition for the fair value of obligations assumed under financial guarantees issued (Note 34 l.)		(7,785)		(2,012)
Foreign debt restructuring (Note 34 n.)		(201,132)		(287,690)

Consolidated shareholders’ equity (deficit) in accordance with U.S. GAAP	Ps.	238,082	Ps.	145,809

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
Roll forward analysis of shareholders’ equity under U.S. GAAP at December 31, 2007, 2006 and 2005:
Grupo Galicia

					Adjustments to						Other				Total
	Capital		Paid		Shareholders’		Profit Reserves				Comprehensive		Retained		Shareholders’
	Stock		in Capital		Equity		Legal		Other		Income (loss)		Earnings		Equity
Balance at December 31, 2004	Ps.	1,241,407	Ps.	147,594	Ps.	1,418,854	Ps.	29,493	Ps.	—	Ps.	1,271,874	Ps.	(7,304,887)	Ps.	(3,195,665)

Distribution of retained earnings:
Unrealized appreciation of available-for-sale securities, net of tax and minority interest		—		—		—		—		—		336,376		—		336,376
Absorption approved by the shareholders meeting on April 28, 2005		—		(147,594)		(1,124,600)		(29,493)		—		—		1,301,687		—
Net income for the year under U.S. GAAP		—		—		—		—		—		—		731,028		731,028

Balance at December 31, 2005	Ps.	1,241,407	Ps.	—	Ps.	294,254	Ps.	—	Ps.	—	Ps.	1,608,250	Ps.	(5,272,172)	Ps.	(2,128,261)

Distribution of retained earnings by the shareholders’ meeting on April 27, 2006
Legal Reserve		—		—		—		34,855		—		—		(34,855)		—
Discretionary Reserve		—		—		—		—		72,383		—		(72,383)		—
Unrealized gain of available-for-sale securities, net of tax and minority interest		—		—		—		—		—		(1,251,449)		—		(1,251,449)
Sale of Treasury Stock		—		606		—		—		—		—		—		606
Net income for the year under U.S. GAAP		—		—		—		—		—		—		3,524,913		3,524,913

Balance at December 31, 2006	Ps.	1,241,407	Ps.	606	Ps.	294,254	Ps.	34,855	Ps.	72,383	Ps.	356,801	Ps.	(1,854,497)	Ps.	145,809

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 26, 2007
Discretionary Reserve		—		—		—		—		(18,914)		—		18,914		—
Unrealized gain of available-for-sale securities, net of tax and minority interest		—		—		—		—		—		(500,622)		—		(500,622)
Net income for the year under U.S. GAAP		—		—		—		—		—		—		592,895		592,895

Balance at December 31, 2007	Ps.	1,241,407	Ps.	606	Ps.	294,254	Ps.	34,855	Ps.	53,469	Ps.	(143,821)	Ps.	(1,242,688)	Ps.	238,082

Comprehensive income
SFAS 130 “Reporting Comprehensive Income” establishes standards for reporting and the display of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and all transactions, and other events and circumstances from non-owner sources.
The following disclosure presented for the fiscal years ended December 31, 2007, 2006 and 2005, shows all periods restated to conform SFAS 130:

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)

	December 31,
	2007		2006		2005
Income Statement
Financial Income	Ps.	2,433,198	Ps.	5,456,352	Ps.	2,958,678
Financial Expenditures		1,160,142		1,863,588		1,845,929
Net Financial Income		1,273,056		3,592,764		1,112,749
Provision for Loan Losses		203,446		160,262		113,496
Income from Services		1,153,619		837,340		628,968
Expenditures from Services		257,242		180,408		121,305
Administrative Expenses		1,258,089		982,843		770,874
Net Income / (Loss) from Financial Brokerage		707,898		3,106,591		736,042
Minority Interests		(105,746)		2,670		(2,577)
Miscellaneous Income		271,546		326,308		282,845
Miscellaneous Losses		188,281		187,772		265,980
Net Income / (Loss) before Income tax		685,417		3,247,797		750,330
Income Tax		92,522		277,116		(19,302)

Net income (loss) under U.S. GAAP		592,895		3,524,913		731,028

Other comprehensive income (loss):
Unrealized gains (losses) on securities		(500,622)		(1,251,449)		336,376

Other comprehensive income (loss)		(500,622)		(1,251,449)		336,376

Comprehensive income	Ps.	92,273	Ps.	2,273,464	Ps.	1,067,404

Accumulated non-owner changes in equity (accumulated other comprehensive income) as of December 31, were as follows:

	December 31,
	2007		2006		2005
Boden 2012 Bonds — Compensatory Bond		(47,694)		89,441		104,757
Bogar Bonds		—		168,908		1,531,789
GalTrust I		(97,166)		(7,443)		(74,673)
Discount Bonds		34,020		125,251		56,581
Other		(32,981)		(19,356)		(10,204)

Accumulated other comprehensive income/ (loss)	Ps.	(143,821)	Ps.	356,801	Ps.	1,608,250

There were no available-for-sale securities with a continuous loss position of 12 months or more. The Group has determined that unrealized losses on investments as of December 31, 2007 are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments. In addition, as the likelihood of credit losses is remote, these securities are excluded from the periodic evaluation of other-than-temporary impairment.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
Concentration of risk — Total exposure to the public sector — Argentine government and provinces
The Group has significant exposure to the Argentine national government and provinces in the form of government securities net positions, secured loans and other debt obligations. As of December 31, 2007 and 2006, the Group had the following bonds and loans outstanding:

	December 31, 2007				December 31, 2006
	Argentine				Argentine
	Banking				Banking
	GAAP		U.S. GAAP		GAAP		U.S. GAAP
Argentine national government loans	Ps.	1,372,854	Ps.	1,306,743	Ps.	2,846,253	Ps.	2,576,512
Argentine provincial debt		—		—		366,519		337,328
Other Argentine public-sector receivables		272,966		215,047		249,223		221,782
Galtrust I (securitization of Provincial Loans)		597,123		291,539		568,095		355,721
Compensatory bond received		2,744,256		2,437,796		3,582,858		3,394,991
Bonds to be received (1) (2)		—		—		401,335		394,531
Other (3)		1,133,572		815,547		883,280		644,018

Total	Ps.	6,120,771	Ps.	5,066,672	Ps.	8,897,563	Ps.	7,924,883

(1)
The advance to be requested from the Argentine Central Bank for the acquisition of the Hedge Bond was recorded in “Other Liabilities Resulting from Financial Brokerage — Other”, for Ps.336,838 as of December 31, 2006. As of December 31, 2006 the hedge bond pending to be received and the related advance was accounted for at fair value, as an option contract in accordance with SFAS 133.

(2)	Includes the Hedge Bond to be received as of December 31, 2006.

(3)	Includes bonds and other national government bonds.
Risks and Uncertainties
As of December 31, 2007, the Bank’s exposure to the Argentine public sector, including Boden 2012, Bonds corresponding to the Compensatory Bond and the Hedge Bond, represented approximately 26.81% of the total Group’s assets. Although the Bank’s exposure to the Argentine public sector consists of performing assets, the realization of the Bank’s assets, its income and cash flow generation capacity and future financial condition is dependent on the Argentine government ability to comply with its payment obligations.
Argentine Central Bank’s Communiqué “A” 3911 and supplementary regulations state that, as of January 2006, the total exposure of financial institutions to the non-financial public sector must not exceed 40% of their total assets. As of July 2007, the exposure is not to exceed 35%.
As of December 31, 2007, the Bank was in compliance with the general limit of 35% imposed by the Central Bank.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
U.S. GAAP estimates
Valuation reserves, impairment charges and estimates of market values on assets and step up bonds discounting, as established by the Group for U.S. GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on the exchange of government and provincial bonds and on retained interests in securitization trusts were significantly affected by higher discount rates as of December 31, 2003 and 2002. However discount rates decreased as of December 31, 2007, 2006 and 2005. Should the discount rates change in future years, the carrying amounts and charges to income and shareholders’ equity deficit will also change. In addition, as estimates of future cash flows change, so too will the carrying amounts which are dependent on such cash flows. It is possible that changes to the carrying amounts of loans, investments and other assets will be adjusted in the near term in amounts that are material to the Group’s financial position and results of income.
35. Parent only Financial Statements
The following are the unconsolidated balance sheets of Grupo Galicia as of December 31, 2007 and 2006 and the related unconsolidated statements of income, and cash flows for the fiscal years ended December 31, 2007, 2006 and 2005.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
Balance sheet (Parent Company only)

	December 31,
	2007		2006
ASSETS
A. Cash and due from banks
Cash	Ps.	11	Ps.	49
Financial institutions and correspondents		10,689		82

	Ps.	10,700	Ps.	131
B. Government and corporate securities
Investments in quoted corporate securities		—		325,335

	Ps.	—	Ps.	325,335
C. Loans
To the financial sector		43,511		14,365

	Ps.	43,511	Ps.	14,365
D. Other receivables resulting from financial brokerage
Negotiable obligations without quotation		2,591		—
Other receivables not included in the debtor classification Regulations		3,212		2,484
Other receivables included in the debtor classification Regulations		12,465		13,089
Accrued interest receivable included in the debtor Classification regulations		47		23

	Ps.	18,315	Ps.	15,596
F. Equity investments
In financial institutions		1,700,152		1,208,450
Other		56,336		50,327

	Ps.	1,756,488	Ps.	1,258,777
G. Miscellaneous receivables
Other		76,848		2,122

	Ps.	76,848	Ps.	2,122
H. Bank premises and equipment		3,134		3,014
J. Intangible assets
Goodwill		12,255		—
Organization and development expenses		18		14

	Ps.	12,273	Ps.	14

Total Assets	Ps.	1,921,269	Ps.	1,619,354

	December 31,
	2007		2006
LIABILITIES AND SHAREHOLDERS’ EQUITY
N.Other liabilities resulting from financial brokerage
Banks and international entities	Ps.	251,920	Ps.	—
Other		8,569		—

		260,489		—

O. Miscellaneous liabilities
Directors’ and Syndics’ fees	Ps.	132	Ps.	113
Other		6,143		10,773

		6,275		10,886

Total Liabilities	Ps.	266,764	Ps.	10,886
SHAREHOLDERS’ EQUITY	Ps.	1,654,505	Ps.	1,608,468

Total Liabilities and Shareholders’ Equity	Ps.	1,921,269	Ps.	1,619,354

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
Statement of Income (Parent Company only)

	December 31,
	2007		2006		2005
A. Financial income
Interest on loans granted to the financial sector		694		54		—
Interest on other loans		670		—		—
Interest on other receivables resulting from financial brokerage		388		665		9,700
Net income from government and corporate securities		5,817		114,641		238
Consumer price index adjustment (CER)		—		—		6
Other		897		3,100		279

	Ps.	8,466	Ps.	118,460	Ps.	10,223
B. Financial expenses
Interest on other liabilities resulting from financial brokerage		8,565	Ps.	—	Ps.	—
Other		302		53		334

	Ps.	8,867	Ps.	53	Ps.	334
C. Gross brokerage margin		(401)		118,407		9,889
F. Administrative expenses
Personnel expenses		2,953		2,149		2,446
Directors’ and syndics’ fees		933		702		664
Other fees		3,522		2,033		2,762
Taxes		2,150		704		865
Other operating expenses		529		613		1,754
Other		4,665		4,265		4,390

	Ps.	14,752	Ps.	10,466	Ps.	12,881

Net Income / (Loss) from financial brokerage	Ps.	(15,153)	Ps.	107,941	Ps.	(2,992)

H. Miscellaneous income
Net income on long-term investments		65,840		—		215,531
Loans recovered and allowances reversed		—		640		1,384
Other		609		1,111		129

	Ps.	66,449	Ps.	1,751	Ps.	217,044
I. Miscellaneous losses
Net loss on long-term investments (1)		—		81,238		—
Other		2,111		1,723		139,197

	Ps.	2,111	Ps.	82,961	Ps.	139,197

Net Income / (Loss) before tax		49,185		26,731		74,855

J. Income tax	Ps.	3,148	Ps.	45,645	Ps.	(32,383)

Net income / (Loss) for the fiscal year	Ps.	46,037	Ps.	(18,914)	Ps.	107,238

(1)	Includes the foreign currency position compensation.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
Statement of cash flows (Parent Company only)

	December 31,
	2007		2006		2005
CHANGES IN CASH
Cash at the beginning of the period	Ps.	131	Ps.	650	Ps.	540
Increase / (decrease) in cash		10,569		(519)		110

Cash at end of period		10,700		131		650

Cash provided by (used in) operating activities
Less:		(25,409)		(31,146)		(68,228)
Operating expenses paid
Plus:
Other operating income received		20,549		18,387		23,732

Cash provided by (used in) operating activities	Ps.	(4,860)	Ps.	(12,759)	Ps.	(44,496)

Other sources of cash
Loan received		250,960		—		—
Dividends		9,450		613		350
Increase in short-term investment		5,101		11,130		46,825
Other sources of cash		718		546		161

Other sources of cash	Ps.	266,229	Ps.	12,289	Ps.	47,336

Other uses of cash
Increase in short-term loans		—		—		(635)
Increase in fixed assets		(213)		(42)		(17)
Increase in long-term investments		(175,299)		(7)		(2,078)
Deposit as per Decree 616/2005		(75,288)		—		—

Total other uses of cash	Ps.	(250,800)	Ps.	(49)	Ps.	(2,730)

Increase / (decrease) in cash	Ps.	10,569	Ps.	(519)	Ps.	110

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
New authoritative pronouncements
SFAS No. 157, “Fair Value Measurements,” was issued in September 2006. This Statement defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. The definition of fair value retains the exchange price notion in earlier definitions of fair value. This Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). This Statement also emphasizes that fair value is a market-based measurement, not an entity-specific measurement. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007. Earlier application is encouraged. The Group do not expect that the adoption of this Statement will have a material impact on the consolidated financial statements. The Group is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on the financial position, results of operations and disclosures.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
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
In December 2007, the FASB published SFAS No. 141-R, which replaces SFAS No. 141, “Business Combinations”. This statement improves the reporting of information about a business combination and its effects. This statement establishes principles and requirements for how the acquirer will recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition. Also, the statement determines the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase, and finally, sets forth the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No 141-R will be effective for all business combinations with an acquisition date on or after the beginning of the first annual reporting period after December 15, 2008, and earlier adoption is prohibited. The Group will adopt this pronouncement on January 1, 2009.
In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51,” which improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related Statement 141(R).
In February 2008, the FASB issued FASB Staff Position FSP FAS 140-3, Accounting for transfers of financial assets and repurchase financing transactions, which amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to provide guidance on accounting for a transfer of a financial asset and a repurchase financing. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. This FSP shall be effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Earlier application is not permitted. This FSP shall be applied prospectively to initial transfers and repurchase financings for which the initial transfer is executed on or after the beginning of the fiscal year in which this FSP is initially applied. The adoption of this interpretation is not expected to have a material impact on Company’s results of operations and financial condition.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2007, 2006 and 2005
(Expressed in thousands of Argentine pesos)
In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities—an Amendment of FASB Statement No. 133”, which changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.
In April 2008, the FASB issued FASB Staff Position FSP FAS 142-3, Determination of the useful life of intangible assets, which amends FASB Statement No. 142, Goodwill and Other Intangible Assets, to provide guidance on the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), Business Combinations, and other U.S. generally accepted accounting principles (GAAP).
This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The adoption of this interpretation is not expected to have a material impact on Company’s results of operations and financial condition.
In May 2008, the FASB issued SFAS No. 162 ”The Hierarchy of Generally Accepted Accounting Principles”, which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).
In May 2008, the FASB issued SFAS No. 163, Accounting for Financial Guarantee Insurance Contracts. The new standard clarifies how FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises, applies to financial guarantee insurance contracts issued by insurance enterprises, including the recognition and measurement of premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts. The Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for disclosures about the insurance enterprise’s risk-management activities. Disclosures about the insurance enterprise’s risk-management activities are effective the first period beginning after issuance of the Statement. The adoption of this interpretation is not expected to have a material impact on Company’s results of operations and financial condition.

EXHIBIT INDEX

Exhibit	Description

1.1	Unofficial English language translation of the Bylaws (estatutos sociales). ****

2.1	Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American Depositary Receipt.*

2.2	Indenture, dated as of May 18, 2004, among the Bank, The Bank of New York and Banco Rio de la Plata S.A.**

4.1	English translation of form of Financial Trust Contract, dated April 16, 2002, among the Bank, Banco Provincia de Buenos Aires and BAPRO Mandatos y Negocios S.A.***

4.2
Form of Restructured Loan Facility (as evidenced by the Note Purchase Agreement, dated as of April 27, 2004, among Banco de Galicia y Buenos Aires S.A., Barclays Bank PLC, the holders party thereto and Deutsche Bank Trust Company Americas).**

4.3
Form of First Amendment and Waiver to Restructured Loan Facility (as evidenced by the First Amendment and Waiver to the Note Purchase Agreement, dated as of December 20, 2004, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas). ****

4.4
Form of Second Amendment to Restructured Loan Facility (as evidenced by the Second Amendment to the Note Purchase Agreement, dated as of August 25, 2006, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas).*****

4.5
Form of Third Amendment to Restructured Loan Facility (as evidenced by the Third Amendment to the Note Purchase Agreement, dated as of December 28, 2007, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas).

4.6	Loan Agreement, dated as of July 24, 2007, between Grupo Financiero Galicia S.A. and Merrill Lynch International.

8.1	For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. “Information on the Company—Organizational Structure.”

12.1	Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the principal financial officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference from our Registration Statement on Form F-4 (333-11960).

**	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003.

***	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2002.

****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004.

*****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2006.