Form 20-F
period 2008-12-31
GRUPO FINANCIERO GALICIA SA
filed 2009-06-29
CIK 1114700

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or

☑	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2008
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
Pedro Richards, Managing Director
Tel: 54 11 4 343 7528 / Fax: 54 11 4 331 9183, prichards@gfgsa.com
Perón 456, 2° Piso C1038AAJ Buenos Aires ARGENTINA
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Class B Ordinary Shares, Ps. 1.00 par value, each ten shares of which are represented by an American Depositary Share
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Ordinary Shares, Ps. 1.00 par value	281,221,650
Class B Ordinary Shares, Ps. 1.00 par value	960,185,367
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and larger accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards As issued by the International Accounting Standards Board ☐	Other ☑
Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

(i)

(continued)

(ii)

(continued)

(iii)

PRESENTATION OF FINANCIAL INFORMATION
Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”) is a financial services holding company incorporated in Argentina and is one of Argentina’s largest financial services groups. In this annual report, references to “we”, “our”, and “us” are to Grupo Financiero Galicia and its consolidated subsidiaries, except where otherwise noted. Our consolidated financial statements consolidate the accounts of the following companies:
•	Grupo Financiero Galicia S.A.;
•	Banco de Galicia y Buenos Aires S.A., our largest subsidiary, its wholly-owned subsidiary Banco Galicia Uruguay S.A., (“Galicia Uruguay”), Galicia Uruguay’s subsidiaries and other subsidiaries and affiliated companies required to be consolidated under Argentine Banking GAAP (collectively “Banco Galicia” or the “Bank” except where otherwise noted);
•	Tarjetas Regionales S.A., a wholly owned subsidiary of the Bank, and its operating subsidiaries;
•	Sudamericana Holding S.A., and its subsidiaries;
•	Galicia Warrants S.A.;
•	Net Investment S.A., and its subsidiaries;
•	Galval Agente de Valores S.A.; and
•	GV Mandataria de Valores S.A. (“GV Mandataria”).
We maintain our financial books and records in Argentine Pesos and prepare our financial statements in conformity with the accounting rules of the Argentine Central Bank, which entity prescribes the generally accepted accounting principles for all financial institutions in Argentina. This annual report refers to those accounting principles as “Argentine Banking GAAP”. Argentine Banking GAAP differs in certain relevant respects from generally accepted accounting principles in Argentina, which we refer to as “Argentine GAAP”. Argentine Banking GAAP also differs in certain significant respects from the generally accepted accounting principles in the United States, which we refer to as “U.S. GAAP”. See note 33 to our consolidated audited financial statements included in this annual report for a description of the differences between Argentine GAAP and Argentine Banking GAAP, and Item 5. “Operating and Financial Review and Prospects-Item 5.A. “Operating Results-U.S. GAAP and Argentine Banking GAAP Reconciliation” and note 35 to our consolidated audited financial statements for a reconciliation of the principal differences between Argentine Banking GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of our net income and total shareholders’ equity for the three fiscal years ended December 31, 2008.
In this annual report, references to “US$,” “US Dollars,” and “Dollars” are to United States Dollars and references to “Ps. ” or “Pesos” are to Argentine Pesos. The exchange rate used in translating Pesos into US Dollars and used in calculating the convenience translations included in the following tables is the “Reference Exchange Rate” which is published by the Argentine Central Bank and which was Ps. 3.4537, Ps. 3.1510 and Ps. 3.0695 per US$1.00 as of December 31, 2008, December 31, 2007 and December 31, 2006, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into US Dollars at the rates indicated or at any other rate.

Our fiscal year ends on December 31, and references in this annual report to any specific fiscal year are to the twelve-month period ended December 31 of such year.
References to the Government are to the Argentine Federal Government unless otherwise indicated.
In 2002, Argentina experienced high inflation. As a result, for periods between July 17, 2002, and February 28, 2003, financial information may have been adjusted to account for inflation. However, information included in this annual report as of and for the five fiscal years ended December 31, 2008 does not include any effects of inflation accounting.
Unless otherwise indicated, all information regarding deposit and loan market shares and other financial industry information has been derived from information published by the Argentine Central Bank.
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
Also, in this annual report, “asymmetric pesification” refers to the compulsory conversion in January 2002 of most Dollar-denominated assets and certain Dollar-denominated liabilities held by financial institutions operating in Argentina, into Peso-denominated assets and liabilities at different exchange rates. In addition, “Compensatory Bond” and “Hedge Bond” refer to the bonds that the Government issued to the Bank (as well as to other financial institutions), as compensation for the negative effects of the asymmetric pesification on the Bank’s and other financial institutions’ financial condition. This is more fully described in Item 4. “Information on the Company-Government Regulation-Compensation to Financial Institutions.”
FORWARD LOOKING STATEMENTS
This annual report contains forward-looking statements that involve substantial risks and uncertainties, including, in particular, statements about our plans, strategies and prospects under the captions Item 4. “Information on the Company- Capital Investments and Divestitures”, Item 5.A. “Operating Results-Principal Trends” and Item 5.B. “Liquidity and Capital Resources”. All statements other than statements of historical facts contained in this annual report (including statements regarding our future financial position, business strategy, budgets, projected costs and management’s plans and objectives for future operations) are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of such words as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “continue” or other similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be provided with respect to these statements. Because these statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely from those contemplated in such forward-looking statements include but are not limited to:
•	changes in general political, legal, social or other conditions in Argentina;
•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies, including expected or unexpected turbulence or volatility in domestic or international financial markets such as the ongoing global economic slowdown;

•	changes in regional, national and international business and economic conditions, including inflation;
•	changes in government regulation, including tax regulations and changes in or failures to comply with banking or other regulations;
•	increased competition in the banking, financial services, credit card services, insurance, asset management and related industries;
•	changes in interest rates which may, among other things, adversely affect margins;
•	a loss of market share by any of our main businesses;
•	a change in the credit cycle and increased borrowers defaults;
•	our inability to sustain or improve our performance;
•	our inability to obtain additional debt or equity financing on attractive conditions or at all, which may limit our ability to fund existing operations and to finance new activities;
•	technological changes, changes in consumer spending and saving habits, our inability to implement new technologies, and
•	other factors discussed under Item 3. “Key Information-Risk Factors” in this annual report.
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
Item 3.A. Selected Financial Data
The following table presents summary historical financial and other information about us as of the dates and for the periods indicated.
Our financial statements do not include any effect for inflation accounting.
The selected consolidated financial information as of December 31, 2008 and December 31, 2007 and for the fiscal years ended December 31, 2008, 2007 and 2006 has been derived from our audited consolidated financial statements included in this annual report. The selected consolidated financial information as of December 31, 2006, December 31, 2005 and December 31, 2004 and for the fiscal years ended December 31, 2005 and December 31, 2004 has been derived from our audited consolidated financial statements not included in this annual report.
You should read this data in conjunction with Item 5. “Operating and Financial Review and Prospects” and our audited consolidated financial statements included in this annual report.

	Fiscal Year Ended December 31,
	2008	2008	2007	2006	2005	2004
	(in millions of US Dollars,
	except as noted)(1)
	Unaudited	(in millions of Pesos, except as noted)(1)
Consolidated Income Statement in Accordance with Argentine Banking GAAP
Financial Income	741.0	2,559.3	1,997.9	2,229.8	2,398.6	1,391.6
Financial Expenses	411.4	1,421.0	1,246.7	1,851.6	1,845.9	1,167.4
Net Financial Income (2)	329.6	1,138.3	751.2	378.2	552.7	224.2
Provision for Losses on Loans and Other Receivables	114.5	395.4	255.5	110.9	76.7	190.2
Income / (Loss) before Taxes	72.6	250.8	117.5	75.3	126.5	(66.1)
Income Tax	(21.4)	(74.0)	(71.5)	(94.2)	(19.3)	(43.8)

Net Income / (Loss)	51.2	176.8	46.0	(18.9)	107.2	(109.9)

Earnings / (Loss) per Share (in Pesos)	0.041	0.142	0.037	(0.015)	0.086	(0.093)
Cash Dividends per Share (in Pesos)	—	—	—	—	—	—
Stock Dividends per Share (in Pesos)	—	—	—	—	—	—
Book Value per Share (in Pesos)	0.431	1.487	1.333	1.296	1.310	1.224

	Fiscal Year Ended December 31,
	2008	2008	2007	2006	2005	2004
	(in millions of US Dollars,
	except as noted)(1)
	Unaudited	(in millions of Pesos, except as noted)(1)
Amounts in Accordance with U.S. GAAP
Net Income / (Loss)	(339.1)	(1,171.0)	592.9	3,524.9	731.0	(1.1)
Basic and Diluted Earnings / (Losses) per Share (in Pesos)	(0.273)	(0.943)	0.478	2.841	0.589	(0.001)
Book Value / (Deficit) per Share (in Pesos)	(0.176)	(0.608)	0.192	0.117	(1.714)	(2.574)
Financial Income	347.9	1,201.7	2,433.2	5,456.4	2,958.7	1,448.7
Financial Expenses	(402.8)	(1,391.3)	1,160.1	1,863.6	1,845.9	1,167.4
Net Financial Income / (Loss)	(54.9)	(189.6)	1,273.1	3,592.8	1,112.8	281.3
Provision for Losses on Loans and Other Receivables	(130.3)	(450.1)	203.4	160.3	113.5	210.0
Income Tax	14.7	50.9	(92.5)	(277.1)	19.3	35.4
Consolidated Balance Sheet in Accordance with Argentine Banking GAAP
Cash and Due from Banks	985.9	3,405.1	2,960.0	2,294.8	1,041.2	988.7
Government Securities, Net	443.5	1,531.8	1,693.0	3,188.3	5,967.4	5,518.0
Loans, Net	3,409.3	11,774.6	11,601.0	10,525.0	10,557.6	8,439.8
Total Assets	7,162.1	24,735.8	22,828.7	23,615.4	25,638.1	23,652.2
Deposits	4,069.9	14,056.1	13,165.6	10,779.4	8,421.7	6,756.9
Other Funds (3)	2,557.8	8,834.0	8,008.6	11,227.5	15,589.6	15,375.8
Total Shareholders’ Equity	534.4	1,845.7	1,654.5	1,608.5	1,626.8	1,519.5

Average Total Assets (4)	6,779.0	23,412.5	21,332.4	24,614.5	24,238.1	22,725.9

Percentage of Period-end Balance Sheet Items Denominated in Dollars:
Loans, Net of Allowances	16.97	16.97	15.13	16.66	9.84	10.42
Total Assets	28.85	28.85	27.60	28.94	26.55	32.92
Deposits	16.98	16.98	15.53	14.13	15.55	20.89
Total Liabilities	32.47	32.47	32.84	30.41	25.81	29.56
Amounts in Accordance with U.S. GAAP
Trading Securities	286.5	989.6	476.2	208.2	790.0	564.7
Available-for-Sale Securities	593.6	2,050.0	3,717.3	5,214.6	5,350.3	3,923.1
Total Assets	7,284.9	25,159.7	24,429.1	24,107.0	19,949.3	17,007.3
Total Liabilities	7,503.3	25,914.1	24,191.0	23,961.2	22,077.6	20,203.0
Shareholders’ Equity (Deficit)	(218.4)	(754.4)	238.1	145.8	(2,128.3)	(3,195.7)

	Fiscal Year Ended December 31,
	2008		2007		2006		2005		2004
	(in millions of Pesos, except as noted)(1)

Selected Ratios in Accordance with Argentine Banking GAAP
Profitability and Efficiency
Net Yield on Interest Earning Assets (5)	5.72%		4.13%		1.21%		2.38%		1.02%
Financial Margin (6)	5.72		4.12		1.74		2.53		1.08
Return on Average Assets (7)	0.91		0.37		0.0004		0.59		(0.42)
Return on Average Shareholders’ Equity (8)	10.13		2.86		(1.15)		6.83		(7.32)
Net Income from Services as a Percentage of Operating Income (9)	51.07		54.86		63.99		48.65		66.06
Efficiency ratio (10)	76.57		77.29		92.80		72.56		94.46
Capital
Shareholders’ Equity as a Percentage of Total Assets	7.46%		7.25%		6.81%		6.35%		6.42%
Total Liabilities as a Multiple of Shareholders’ Equity	12.40	x	12.80	x	13.68	x	14.76	x	14.56	x
Total Capital Ratio	13.92%		15.54%		15.03%		20.78%		25.11%
Liquidity
Cash and Due from Banks as a Percentage of Total Deposits	24.23%		22.48%		21.29%		12.36%		14.63%
Loans, Net as a Percentage of Total Assets	47.60		50.82		44.57		41.18		35.68
Credit Quality
Past Due Loans (11) as a Percentage of Total Loans	2.87%		2.77%		2.38%		2.34%		4.97%
Non-Accrual Loans (12) as a Percentage of Total Loans	3.49		3.14		2.58		3.50		7.74
Allowance for Loan Losses as a Percentage of Non-accrual Loans (12)	123.11		114.05		117.16		111.90		90.51
Net Charge-Offs (13) as a Percentage of Average Loans	1.83		0.65		1.42		1.49		3.77
Ratios in Accordance with U.S. GAAP
Capital
Shareholders’ Equity (deficit) as a Percentage of Total Assets	(3.00)%		0.97%		0.60%		(10.67)%		(18.79)%
Total Liabilities as a Multiple of Total Shareholders’ Equity	(34.35)	x	101.61	x	164.33	x	(10.37)	x	(6.32)	x
Liquidity
Loans, Net as a Percentage of Total Assets	49.59%		49.36%		40.10%		50.15%		43.91%
Credit Quality
Allowance for Loan Losses as a Percentage of Non-Accrual Loans	141.34		132.13		168.58		139.49		84.75
Inflation and Exchange Rate
Wholesale Inflation (14)	8.82%		14.56%		7.14%		10.69%		7.87%
Consumer Inflation (15)	7.24		8.47		9.84		12.33		6.10
Exchange Rate Variation (16) (%)	9.61		2.66		1.25		1.94		1.39
CER (17)	7.97		8.50		10.08		11.75		5.48
CVS (18)	—		—		—		—		5.32
The ratios disclosed above are considered significant for the Management despite of the fact that they are not a specific requirement of any GAAP.

(1)	The exchange rate used to convert the December 31, 2008 amounts into US Dollars was Ps. 3.4537 per US$1.00. All amounts are stated in millions of Pesos, except inflation and exchange rates, percentages, ratios, multiples and per-share data.

(2)	Net financial income primarily represents income from interest on loans and other receivables resulting from financial brokerage plus net income from government and corporate debt securities, including gains and losses, minus interest on deposits and other liabilities from financial intermediation and monetary loss from financial brokerage. It also includes the CER adjustment.

(3)	Includes primarily liabilities with other banks and international entities. Until December 31, 2006, debt with the Argentine Central Bank was also included.

(4)	The average balances of assets, including the related interest that is due are calculated on a daily basis for Banco Galicia and for Galicia Uruguay, as well as for Tarjetas Regionales S.A consolidated with its operating subsidiaries, and on a monthly basis for Grupo Financiero Galicia and its non-banking subsidiaries.

(5)	Net interest earned divided by interest-earning assets. For a description of net interest earned, see Item 4. “Information on the Company-Selected Statistical Information-Interest-Earning Assets-Net Yield on Interest-Earning Assets”.

(6)	Financial margin represents net financial income divided by average interest-earning assets.

(7)	Net income excluding minority interest as a percentage of average total assets.

(8)	Net income as a percentage of average shareholders’ equity.

(9)	Operating income is defined as net financial income plus net income from services.

(10)	Administrative expenses as a percentage of operating income as defined above.

(11)	Past-due loans are defined as the aggregate principal amount of a loan plus any accrued interest that is due and payable for which either the principal or any interest payment is 91 days or more past due.

(12)	Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk,” “High Risk,” “Uncollectible,” and “Uncollectible Due to Technical Reasons;” and (b) Commercial portfolio: “With problems,” “High Risk of Insolvency,” “Uncollectible,” and “Uncollectible Due to Technical Reasons”.

(13)	Charge-offs plus direct charge-offs minus bad debts recovered.

(14)	As measured by the annual change in the end-of-period Wholesale Price Index (“WPI”), published by INDEC.

(15)	As measured by the annual change in the end-of-period Consumer Price Index (“CPI”), published by INDEC.

(16)	Annual change in the end-of-period exchange rate expressed in Pesos per US Dollar.

(17)	The “CER” is the “Coeficiente de Estabilización de Referencia,” an adjustment coefficient based on changes in the Consumer Price Index, which became effective February 3, 2002.

(18)	The “CVS” is the “Coeficiente de Variación Salarial,” an adjustment coefficient based on the variation of salaries, which was effective between October 1, 2002 and March 31, 2004. The percentage disclosed for fiscal year 2004 corresponds to the variation between January 1, 2004 and March 31, 2004.
Exchange Rate Information
The following table sets forth the annual high, low, average and period-end exchange rates for US Dollars for the periods indicated, expressed in Pesos per Dollar and not adjusted for inflation.

	Exchange Rate (1)
	High	Low	Average (2) (3)		Period-End
	(in Pesos per US Dollar)
2004	3.0718	2.8037	2.9415	(3)	2.9738
2005	3.0523	2.8592	2.9233	(3)	3.0315
2006	3.1072	3.0305	3.0740	(3)	3.0695
2007	3.1797	3.0553	3.1154	(3)	3.1510
2008	3.4537	3.0128	3.1623	(3)	3.4537

December 2008	3.4537	3.3763	3.4226		3.4537
January 2009	3.4875	3.4497	3.4640		3.4875
February 2009	3.5595	3.4860	3.5115		3.5595
March 2009	3.7167	3.5905	3.6540		3.7135
April 2009	3.7208	3.6738	3.6934		3.7198
May 2009	3.7465	3.6928	3.7245		3.7465

(1)	Using closing reference exchange rates as published by the Argentine Central Bank.

(2)	Monthly average of daily closing quotations, unless otherwise noted.

(3)	Based on monthly averages.

As of June 25, 2009, the exchange rate was Ps. 3.7955 for US$1.00.
Item 3.B. Capitalization and Indebtedness
Not applicable.
Item 3.C. Reasons for the Offer and Use of Proceeds
Not applicable.
Item 3.D. Risk Factors
You should carefully consider the risks described below in addition to the other information contained in this annual report. In addition, most, if not all, of the risks described below must be evaluated bearing in mind that our most important asset is our equity interest in Banco Galicia, thus, a material change in Banco Galicia’s shareholders’ equity or income statement would also adversely affect our businesses and results of operations. We may also face risks and uncertainties that are not presently known to us or that we currently deem immaterial, which may impair our business. Our operations, property and customers are located mainly in Argentina. Accordingly, the quality of our customer portfolio, loan portfolio, financial condition and results of operations depend, to a significant extent, on the macroeconomic and political conditions prevailing in Argentina. In general, the risk assumed when investing in the securities of issuers from countries such as Argentina, is higher than when investing in the securities of issuers from developed countries.
Risk Factors Relating to Argentina
A contraction in the domestic economy as well as a deterioration in market conditions could adversely affect the financial system and Grupo Financiero Galicia
Grupo Financiero Galicia’s results of operations may be affected by inflation, fluctuations in the exchange rate, modifications of the interest-rate, changes in the Government’s policies (including, among others, foreign investment or tax policies), social instability and other political, economic or international developments in Argentina or other changes somehow affecting the country. It should be taken into account that the Government has exercised and currently exercises a marked influence on the Argentine economy.
It cannot be assured that any change in the future, including the enacting of regulations by Argentine authorities, will not substantially and adversely affect the financial position or the results of operations of private sector companies, including us, as has happened in the past.
Argentina’s political and economic instability is still high and could continue to affect the economy and our business
During 2001 and 2002, Argentina went through a period of great political, economic and social instability, leading to the early resignation of the President, the default on Argentina’s sovereign debt and the devaluation of the Argentine Peso, after more than 10 years of fixed exchange-rate parity with the US Dollar.
Even though the Government succeeded in stabilizing the main macroeconomic variables, such as the exchange-rate and domestic prices, allowing for the continuous growth of the Gross Domestic Product (“GDP”), some analysts believe that the growth of some indicators of the national economy and the stabilization achieved cannot be sustainable in the mid- and long term.

Despite the recent economic growth, Argentina may, in the future, experience another economic recession, which could include high inflation and unemployment rates. Consequently, our results of operations as well as the results of operations of our subsidiaries, including Banco Galicia, could be substantially and adversely affected.
Inflation may rise and undermine the economy and our business
In January 2002, following the decision to abandon the fixed exchange-rate regime set forth in the Convertibility Law (pursuant to which, from April 1, 1991 to January 7, 2002, the Peso was freely convertible into U.S. Dollars on a one-to-one basis), the devaluation of the Peso had an effect on the domestic price system and led to inflation in 2002 after several years of price stability.
According to the data provided by the Instituto Nacional de Estadísticas y Censos ( “INDEC,” National Institute for Statistics and Census), in 2008 the inflation rate, measured using the consumer prices index, was 7.2%, in comparison to 8.5% in 2007 and 9.8% in 2006, in each case measured against the consumer prices in the immediately preceding year. Other price indexes, however, such as those reflecting construction prices and producers’ prices, showed an increasing trend in the last two years despite the decrease in consumer inflation as measured by INDEC, which has generated a significant debate over the correct measurement and the possible understatement of the CPI by INDEC.
Inflation may continue to increase or significantly accelerate going forward. Given the current uncertainties, it is not possible to assure you that inflation will not increase. In the past, inflation materially undermined the Argentine economy and the Government’s ability to create conditions that promote economic growth. In addition, high inflation or high volatility in inflation rates would negatively and materially affect the financial system’s volume of operations, making it difficult for Banco Galicia to continue with the development of its financial intermediation activities and possibly negatively impacting Argentina’s level of economic activity and employment.
High inflation would also undermine Argentina’s foreign competitiveness, with the same negative effect on the level of economic activity, employment, real salaries, consumption and interest-rates. High volatility of economic variables and uncertainty would also shorten contractual terms and would erode economic agents’ planning and decision making capacity, affecting the economic activity. All of these factors would adversely affect us, our business, financial condition, results of operations and prospects.
A significant devaluation of the Peso may adversely affect the Argentine economy and us
It cannot be assured that in the future, and due to various local and international circumstances, there will not be abrupt fluctuations in the value of the Peso. Since the second half of 2008, due to domestic and foreign factors, the Peso has devaluated versus the US Dollar.
Despite the positive effects of the real depreciation of the Peso in 2002 on the competitiveness of certain sectors of the Argentine economy, such depreciation has had a far-reaching negative impact on the Argentine economy in general, as well as on businesses’ and individuals’ financial condition. The devaluation of the Peso had a negative impact on the ability of Argentine businesses to honor their debt denominated in foreign currency, led to high inflation, strongly reduced real wages and had a negative impact on businesses whose activity was dependent on domestic market demand, such as utilities and the financial industry. The Government’s ability to honor its foreign debt obligations was also negatively affected.
If the Peso were to significantly depreciate again, the related negative effects on the Argentine economy could occur again, with adverse consequences on our business, financial condition, results of operations and prospects.

Argentina’s economy remains vulnerable to external shocks which could have an adverse effect on the country’s economic growth and on our prospects. In addition, the Argentine economy is vulnerable to the ongoing economic crisis in the United States of America
Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other countries. Although said conditions vary from country to country, investor reactions to events occurring in one country may substantially affect capital available to issuers (and the price of the securities of issuers) in other countries, with similar characteristics, including Argentina. Lower capital inflows and declining securities prices negatively affect the real economy of a country through higher interest-rates or exchange-rate volatility.
In the past, Argentina’s economy was adversely affected by developments in other markets, such as, among others, the events that occurred in Mexico at the end of 1994 and the collapse of several Asian economies between 1997 and 1998. There is a risk that similar events may affect the Argentine economy in the future.
Argentina may also be affected by the economic conditions of major trade partners, such as Brazil, or countries such as the United States, that are significant trade partners and/or have influence over world economic cycles. If these countries’ economies entered into a recession, the negative effect on the Argentine economy would stem from a decrease in Argentine exports, which would reduce the country’s economic growth. All of these factors would have a negative impact on us, our business, operations, financial condition and prospects.
In addition, at the end of 2007 and in early 2008, the Unites States’ economy started to show signs of weakness, stemming from the uncertainty provoked by the course of the world economy. The crisis in the subprime mortgage market in the United States spread quickly into other geographical regions, such as Europe, Asia, and even Latin America.
As a consequence of said financial and economic crisis, the world’s major economies have entered into recessions or have shown a marked fall in their economic activities and this crisis could trigger a less favorable or an unfavorable international environment for Argentina, forcing domestic policy adjustments, which could trigger lower growth and adversely affect us, our business, financial condition, results of operations and prospects.
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
The prices of the commodities that Argentina exports have decreased relative to their 2008 levels, affecting export levels in 2009. If prices continue to fall, the growth of the Argentine economy, as well as its exports, could be adversely affected. Such occurrence would have a negative impact on the levels of Government revenues and the Government’s ability to service its debt, and could either generate recessionary or inflationary pressures, depending on the Government’s reaction. Either of these results would adversely impact us, our business, financial condition, results of operations and prospects.
Argentina’s ability to obtain financing from international capital markets and foreign direct investment is limited, which could adversely affect the economy and our business
In the first half of 2005, Argentina restructured part of its sovereign foreign debt, which had been in default since late 2001. According to the Government, the swap for the restructuring of said debt was accepted by 76% of creditors. However, holders of approximately US$20 billion of the sovereign debt subject to the restructuring offer, mainly from the United States, Italy and Germany did not accept the swap and initiated litigation against Argentina (“holdouts”). New legal proceedings could be brought in the future.

In September 2, 2008, Argentina announced through Decree No. 1394/08 its intention to cancel its sovereign debt with the creditor nations of the Paris Club. The Paris Club announced its acceptance of such decision through a note dated September 18, 2008. As of the date of this annual report, the amount of the debt to be cancelled, the terms of such cancellation, and the extent of the representations of the parties are still unknown. Almost 70% of Argentina’s debt with the Paris Club is with Germany, Japan and Spain, but the Paris Club includes creditors such as the United States and other members of the Group of Eight, which are industrially developed countries. A failure to agree with the Paris Club could curb financing from multilateral financial institutions, which could adversely affect Argentina’s economic growth and public finances, and, consequently, adversely affect our business, financial position and results of operations.
Recently, due to certain modifications made to the pension and retirement system, which was in charge of the Administradora de Fondos de Jubilaciones y Pensiones (“AFJPs,” Retirement and Pension Fund Administrators), some holdouts obtained a favorable decision from the Federal District Court for the District of New York City, which ordered a freeze on the assets held by AFJPs in the United States — currently held by the Administración Nacional de la Seguridad Social (“ANSES,” National Social Security Administration), a decentralized entity of the Government.
During January and early February of 2009, the Government exchanged certain of its debt for Préstamos Garantizados Nacionales (loans issued by the Government or “Secured Loans” to restructure bank loans during and after the 2001-2002 crisis), and as a result, was able to reduce the amount of sovereign debt maturing between 2009 and 2011.
In addition, foreign investors in Argentine public utilities companies filed claims with the Centro Internacional de Arreglo de Disputas de Inversiones (“CIADI,” International Center for Settlement of Investment Disputes), for substantial amounts, due to certain measures taken by the Government to overcome the 2001-2002 crises, and alleging that some measures are inconsistent with certain bilateral treaties signed by Argentina.
The Government’s default on its debt payments, its delay in completing the debt restructuring with holdout creditors and the above-mentioned claims against the country, could hinder Argentina’s and the country’s private sectors access to the capital markets and ability to obtain direct foreign investment. Additionally, in recent years, the CIADI issued certain judgments against Argentina, all of which have been appealed. If such judgments result in court rulings against Argentina, they would involve large amounts of money for the country, as well as injunctions or other provisional remedies related to assets in Argentina that the Government intended to use for other matters. Consequently, the Government could lack sufficient financial resources to promote growth. In addition, private sector investment, which is necessary for the same purpose, may not be available due to the lack of financing.
If Argentina’s ability to access financing from international markets and attract direct foreign investment is restricted, there is a risk that it may lack sufficient capital to sustain an investment cycle and sustain a high-economic growth rate. As a consequence, the country’s fiscal balance could be affected, which could lead to higher inflation and could negatively affect the Government’s ability to implement economic policies that would foster economic growth. If a sustained growth cycle is not achieved, political, social and economic instability could resume. All of these events would have an adverse effect on the Argentine economy and financial system, as well as on us, our business, financial condition, results of operations and prospects.
The foreign exchange market is subject to controls that restrict our access to foreign currency and our access to foreign funds and more restrictive measures could be implemented in the future that would adversely affect our business operations
At the end of 2001 and in 2002, the Government and the Argentine Central Bank established controls over the foreign exchange market and over capital transfers abroad, substantially limiting the ability of companies operating in Argentina to retain foreign currency or make debt payments abroad. The existence of such controls and the surplus in the country’s trade balance contributed to an appreciation of the Peso and to the increased availability of foreign currency, which in turn resulted in the easing of many of these restrictions. However, certain restrictions are still in force that limit access to the foreign exchange market by residents and non-residents, including us, to certain monthly amounts and their and our ability to make transfers of foreign currency and payments abroad. In addition, the Government issued a decree in June 2005 that established new controls and restrictions in connection with capital inflows, including the requirement that 30% of funds remitted to Argentina remain deposited in a domestic financial institution for one year without earning any interest. This measure increases the cost of obtaining foreign funds and limits access to these funds. For more information, see Item 4. “Information on the Company-Government Regulation-Foreign Exchange Market.”

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
The volatility of the regulatory environment in Argentina could continue to be high and future Argentine governmental policies could adversely affect the Argentine economy as a whole as well as financial institutions such as us and our subsidiaries
The Government has historically exercised significant influence over the country’s economy and financial institutions in particular have operated in a highly regulated environment for extended periods. In addition, Argentina’s regulatory environment has been volatile. The lack of a stable regulatory environment has imposed limitations on the operation of the economy as a whole, including the financial system. During the 2001-2002 crisis, Argentina experienced a deep economic and financial crisis, social unrest and political turmoil. As a result, the Government took a series of far reaching measures that produced radical structural changes in the Argentine economy and legal framework. Laws and regulations currently governing the economy or the financial sector may change in the future. Future Government policies may include nationalization, forced renegotiation or modification of existing contracts and debt obligations, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting international trade and investment. Future changes in the regulatory environment and Government policies may adversely affect the economy and financial institutions in Argentina, including us and our subsidiaries, as well as our and our subsidiaries’ business, financial condition, results of operations and prospects. This change could negatively impact our ability to raise funds through the local capital markets in the future, thus possibly negatively impacting our business, financial condition, results of operations and prospects.
Foreign judgments may not be able to be normally enforced in Argentina
We and most of our subsidiaries are companies incorporated under the laws of Argentina. Most of our and our subsidiaries shareholders, directors, members of the Supervisory Syndics’ Committee, officers, and some specialists named herein are domiciled in Argentina and the most significant part of our and our subsidiaries assets is located in Argentina.
Under Argentine law, the enforcement of foreign judgments is allowed provided that the requirements set forth in sections 517 to 519 of the National Code of Civil and Commercial Procedures are met or, if it is one of the powers reserved to the provinces, the requirements in the local codes of procedure, and provided that the foreign judgment does not infringe on the concepts of public policy in Argentine law, as determined by the competent courts of Argentina. As such, your ability to enforce a judgment of, among others, a U.S. court against us or our subsidiaries in Argentina may be limited.
The reform of the Integrated Retirement and Pension System may limit our ability to obtain funding
Through the enactment of Law No. 26,425 in November 20, 2008, the Argentine Congress approved the elimination of the capitalization system run by the AFJPs, which was absorbed and replaced by a single government run pension organization called the Sistema Integrado Previsional Argentino (“SIPA,” the Integrated Social Security System). Among other measures, the law establishes that: (i) funds accumulated in the private retirement and pension system during the last fourteen years will be administered by the ANSES and (ii) the retirement and pension system will now be run by the Government and citizens must contribute to this new system.

The elimination of the existing capitalization system will cause a significant change in Argentina’s local capital markets, as AFJPs have historically been important institutional investors. This change could limit our ability to obtain funding through the local capital markets, thus possibly negatively impacting our business, financial condition, results of operations and prospects.
Risk Factors Relating to the Argentine Financial System
The ongoing international financial crisis could intensify and spread, possibly impacting Argentine banks, including Banco Galicia
Although most Argentine banks have not been severely impacted by the ongoing banking crisis in the United States, Europe and Asia, the possibility that Argentine banks could, in the future, be impacted by such crisis cannot be ruled out. Likewise, the high volatility in international assets was also present in local ones. These factors could lead to a lack of confidence by depositors and affect the Argentine financial system, most likely affecting Banco Galicia’s profitability. If Banco Galicia’s profitability decreases, our business, financial condition, results of operations and prospects would most likely be negatively affected as well.
The recovery of the financial system is dependent upon the ability of financial institutions, including Banco Galicia, to maintain and increase the confidence of depositors
The measures implemented by the Argentine government in late 2001 and early 2002, in particular the restrictions imposed on depositors ability to withdraw money freely from banks and the pesification and restructuring of their deposits, were strongly opposed by depositors due to the monetary losses that they sustained and undermined their confidence in the Argentine financial system and in all financial institutions operating in Argentina.
Although the financial system has seen a substantial recovery in deposits (mostly transactional deposits) since 2002, it cannot be assured that this trend will continue or that the deposit base of the Argentine financial system, including Banco Galicia’s, will not be affected in the future by adverse economic, social and political events. If the confidence of depositors in the financial system is affected once again, it will have a direct impact on the manner in which financial institutions, including Banco Galicia, conduct their business by, in general terms, affecting their ability to operate as financial intermediaries. If Banco Galicia’s volume of business or ability to act as a financial intermediary is negatively impacted, its profitability may decrease which, in turn, may adversely impact our business, financial conditions, results of operations and prospects.
The negative consequences of the 2001-2002 crisis on the profile and activities of the financial system, including us, may not be overcome in the short term or at all
Immediately after the 2001 and 2002 crisis, the financial system temporarily practically ceased acting as an intermediary between savings and credit. Even though the financial system’s private sector deposits and loans have increased substantially from the low levels of 2002, financial depth in Argentina (measured by the ratio of the total financial system’s private-sector deposits and loans to GDP), remains low when compared to the levels displayed by comparable countries, such as other Latin American countries, and with past levels recorded in Argentina itself, especially in the case of loans to the private sector. Such loans represented approximately 12% of the Argentine GDP at the end of 2008, as compared to approximately 23% at the end of 1999. The time period necessary for the Argentine financial system’s credit activity to return to pre-crisis relative levels remains uncertain.

In addition, even though deposits in the financial system have increased significantly since mid 2002, most deposits are either sight or short-term time deposits. The sources of medium and long-term funding for financial institutions are currently limited. Due to these reasons, and to the characteristics of credit demand, the loan expansion recorded since 2004 has been largely based on short-term loans to individuals and companies.
For the financial system to be able to reach an adequate financial depth level and, at the same time, develop a medium and long-term credit business without having to assume excessive risks in terms of maturity gaps, several developments would need to occur, including, principally: (i) growth in deposits and loans would need to continue over time, (ii) the terms of assets and liabilities in the Argentine financial system would need to be extended, (iii) the public’s confidence in the Argentine financial system would need to increase to levels enabling the country’s savings to be channeled to the financial system to a greater extent than at present, and (iv) a process of sustained growth with macroeconomic and legal stability would be needed. These trends may not materialize and, even if they do, financial intermediation activities may not develop to the extent needed or may not reach the necessary volume so as to allow the recurrent income generation capacity of Argentine financial institutions, including us, to improve substantially or the expansion of the credit business beyond short-term lending.
Financial institutions’ asset quality could deteriorate if the economic growth process does not recover, which would have a negative impact on financial institutions’ profitability as well as on ours
After the 2001-2002 crisis, the asset quality ratios of Argentine financial institutions improved and in the last four years the Argentine financial system enjoyed a period of very low credit risk in historical terms. The portfolio quality of financial institutions has improved due to the considerable growth of the country’s economy, the improvement of the economic situation in general and the completion of various debt restructuring processes. However, while certain sectors benefited from the post-crisis relative price system, other sectors were adversely affected. The portfolio quality of the private sector, overall, started to deteriorate during 2008. It cannot be assured that the private sector portfolio will not continue to deteriorate.
The value of a large portion of the assets held by various Argentine financial institutions, as well as those institutions’ income generation capacity, is dependent, to a large extent, on sustained economic growth.
Should growth significantly slow down or if economic activity experiences a downturn, borrowers’ performance could deteriorate, as could employment levels and real wages. Also, even if the Argentine economy continues to grow, if inflation continues to rise it could also affect real wages and employment levels and trigger nominal interest rates increases, all of which would weaken credit demand and borrowers’ repayment capacity. In addition, individuals’ indebtedness has increased significantly in the past years, which could trigger deterioration in their repayment ability, especially if coupled with a tightening financial scenario. Finally, legacy loans from the 2001-2002 crisis have reached a very low level and, therefore, no material further positive effect on credit quality ratios would be derived from further improvement thereof.
Improvement in the credit risk environment after the 2001-2002 crisis and the low credit risk environment of the recent years have had a positive impact on financial institutions’ profitability as they have translated into low loan loss provisions as well as above average income from loan recoveries and the reversal of loan loss provisions in connection with legacy loans. In a tougher credit environment, coupled with the fact that above average income from the recovery of legacy loans and the reversal of loan loss reserves on such loans is reaching an end, credit losses could rise, which may require increases in loan loss reserves, which would most likely have a negative impact on financial institutions’ profitability including on ours.
Judgments against financial institutions in connection with the pesification and restructuring of deposits in 2002 may result in a deterioration of financial institutions’ deposit base and liquidity, including ours
As a consequence of the application by financial institutions of emergency measures implemented by the executive branch of the Government during and in respect of the 2001-2002 crisis, which mandated the pesification of deposits originally denominated in Dollars and the restructuring of such deposits, in 2002 individuals and entities initiated a significant number of legal actions (known as “amparo” claims) against financial institutions, including the Bank, on the basis that these measures violated their constitutional and other rights. Most appellate and lower courts have declared the above-mentioned emergency measures unconstitutional and, as a result, financial institutions have been required to reimburse the relevant Dollar-denominated deposits, or their equivalent in Pesos, at the then current free market exchange rate.

These rulings resulted in a significant withdrawal of deposits from the financial system and the Bank in 2002 and in significant losses for financial institutions to date, including us, as these institutions have had to reimburse the restructured deposits (mostly Dollar-denominated deposits before pesification) at market exchange rates rather than at the rate at which the deposits were pesified and booked in accordance with the applicable regulations. Pursuant to Argentine Central Bank rules, the losses from the above-mentioned court rulings were deferred and began to be amortized over a five-year period. The negative impact of these losses on financial institutions’ capital has been significant. The Government has not provided compensation for these losses and has expressed that it does not intend to do so.
The Argentine Supreme Court of Justice (or the “Argentine Supreme Court”) has issued several rulings in connection with the pesification of deposits, which referred to particular cases, with different implications. Also, under Argentine law, Argentine Supreme Court rulings are not precedent setting for lower courts and, therefore, whether these rulings will be followed in similar cases to be heard by lower courts is uncertain. As a consequence of the foregoing, the final resolution of such cases is uncertain. However, if an increasing number of new adverse judgments against financial institutions such as us should materialize, financial institutions, including us, could incur further significant losses and their and our financial condition could be adversely impacted.
New limitations on creditors’ rights in Argentina and to the ability to foreclose on certain guarantees and collateral may adversely impact financial institutions such as us
In order to protect debtors, who were affected by the 2001-2002 crisis, the Government passed various laws and regulations temporarily suspending the ability of creditors to foreclose on collateral and to exercise their rights pursuant to guarantees and similar instruments. Such regulations have restricted Argentine creditors, such as us, from initiating collection actions or lawsuits to recover on defaulted loans. Even though these rules have ceased to be applicable, under an adverse economic environment or other circumstances, the Government may pass new rules and regulations affecting the ability of creditors to enforce their rights pursuant to debt agreements, guarantees and similar instruments, which may have an adverse effect on the financial system and our business.
Certain administrative proceedings being initiated by Argentine provincial tax authorities against financial institutions could generate losses for such institutions, including us
Certain provincial authorities have initiated administrative proceedings against financial institutions in order to collect certain local taxes levied on financial institutions’ gross income obtained in 2002 and thereafter. The amounts that provincial tax authorities seek to collect in these administrative proceedings in relation to the gross income generated in 2002 by financial institutions are significant, as such authorities are including in the taxable income those gains obtained by financial institutions in connection with the compensatory bonds that the Government made available to them in order to compensate them for the losses that they would otherwise have incurred as a consequence of the policies implemented by the Government to deal with the 2001-2002 crisis, particularly the asymmetric pesification. Although the final outcome of these administrative proceedings is still highly uncertain, as is the number of provincial authorities that will initiate such proceedings and when, these proceedings could generate losses for financial institutions, including us, during fiscal year 2009.

Consumer protection laws may limit some of the rights afforded to us and our subsidiaries
Law No. 24,240, the Consumer Protection Law, as amended and with supplementary rules, (the “Consumer Protection Law”) sets forth a series of rules and principles to protect consumers. On March 12, 2008, the Argentine Congress approved an amendment to the Consumer Protection Law, enacted by the Executive Branch through Decree No. 565/08 dated April 3, 2008, published in the Official Gazette of the Argentine Republic (the “Official Gazette”) on April 7, 2008.
The Consumer Protection Law was thus amended in various aspects, namely: (i) the universe of people considered as consumers under the Consumer Protection Law was widened, (ii) the maximum fines applicable to suppliers violating this law was increased and the administrative authority charged with enforcing such law was empowered to order any supplier to pay direct damages up to a maximum amount, (iii) the courts were entitled to sentence suppliers to pay “punitive damages” to consumers (such punitive damages cannot exceed Ps. 5 million, depending on the seriousness of the event and other circumstances), and (iv) the ability of consumers’ associations to bring class action law suits on behalf of an indeterminate universe of consumers’ rights was regulated. Also, the Secretary of Domestic Commerce, which is part of the Ministry of Economy and Production, was appointed as the national enforcement authority and the city of Buenos Aires and the provinces are to act as local enforcement authorities.
We cannot assure you that court and administrative rulings arising from the measures adopted by the Secretary of Domestic Commerce and other enforcement authorities will not cause an increase in the degree of protection given to our debtors and other clients, or that such rulings will not favor the claims brought by consumers’ groups or associations. This could prevent us and/or our subsidiaries from collecting payments for services and financing provided, with an adverse effect on our assets, financial condition, business, results of operations and prospects.
Risk Factors Relating to Us
Since we are a holding company, our ability to pay cash dividends depends on the ability of our subsidiaries to pay dividends to us
We are a holding company and, as such, we conduct all of our operations through our subsidiaries. Thus, dividends or other intercompany transfers of funds from subsidiaries are expected to be our primary source of funds to pay for expenses and dividends. Banco Galicia is our most significant subsidiary. As of December 31, 2008, Banco Galicia’s consolidated assets represented 98.8% of our consolidated assets. While we do not anticipate that we will conduct operations at the level of the holding company, any expenses we incur at such level, will reduce amounts available to be distributed to our shareholders. The ability of our subsidiaries to pay dividends and make other payments to our holding company will depend on their results of operations and financial condition and may be restricted by, among other things, applicable corporate and other laws and regulations and contractual limitations. In addition, our ability to pay dividends will be subject to legal and other requirements.

We have not received dividends from Banco Galicia since October 2001. In addition, Banco Galicia is restricted from paying dividends as, among other things, under Argentine Central Bank regulations it must reduce its retained earnings available to be distributed as cash dividends by, among others, the difference between the market value and the carrying value of all of its public-sector assets, after netting the legal reserve and other reserves established by Banco Galicia’s bylaws. Also, the loan agreements entered into by Banco Galicia, as part of the restructuring of its debt denominated in foreign currency and subject to foreign law (the Bank’s “foreign debt”), limit its ability to pay dividends. See Item 8. “Financial Information-Dividend Policy and Dividends-Dividend Policy.”
Our ability to repay indebtedness at the holding company level may be impaired due to the lack of liquidity at such level
We conduct our business through our subsidiaries and, therefore, at the holding company level we do not have significant operations or material assets of our own other than the capital stock of our subsidiaries. Excluding such assets, our ability to repay our indebtedness, at the level of the holding company, is dependent on the cash flows generated by our subsidiaries and their ability to make cash distributions. In the absence of such dividend payments, we may need to seek other funding sources in respect of such indebtedness, which may not be available to us at all or on reasonable terms.
Our subsidiaries do not have any obligation to pay amounts to us so that our indebtedness at the holding company level can be repaid or to make funds available for that purpose. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions, as well as our subsidiaries’ financial condition and operating requirements may limit our ability to obtain cash from our subsidiaries. Furthermore, the Bank’s ability to pay dividends or make other intercompany payments is limited by Argentine Central Bank’s rules and certain financial covenants. See “-A breach of any of the covenants under the Bank’s debt agreements and the agreements entered into by the Bank and us as part of the restructuring of the Bank’s foreign debt in 2004 could result in the occurrence of an event of default under these agreements” and Item 8. “Financial Information-Dividend Policy and Dividends.” In the absence of dividend payments, we may not have sufficient liquidity to repay our outstanding indebtedness.
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

In addition, we maintain our financial books and records in Pesos and prepare our financial statements in conformity with Argentine Banking GAAP, which differs in certain respects from Argentine GAAP and U.S. GAAP. See Item 5.A. “Operating Results-U.S. GAAP and Argentine Banking GAAP Reconciliation” and note 35 to our consolidated audited financial statements included in this annual report for a description of the principal differences between Argentine Banking GAAP and U.S. GAAP.
Also, for a description of the differences between Argentine and Nasdaq corporate governance requirements, see Item 6. “Directors, Senior Management and Employees-Nasdaq Corporate Governance Standards.”
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
United States’ holders of our class B shares may not be able to exercise preemptive and accretion rights
Under Argentine law, holders of our ordinary (common) Class B shares (including the Class B shares underlying our American depositary shares (the “class B shares” and “ADSs,” respectively) have preemptive and accretion rights with respect to future issuances of class B shares. United States’ holders of our class B shares may not be able to exercise such preemptive and accretion rights unless a registration statement under the Securities Act of 1933 is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to such rights or the shares related thereto. Therefore, if we elect not to file a registration statement with respect to such rights or if an exemption from registration is not otherwise available, a United States’ holder of class B shares (including those underlying our ADSs) may not be able to exercise such rights. In addition, the depositary may not be able to sell such rights and distribute the proceeds thereof to a United States’ holder of class B shares (including those underlying our ADSs) as contemplated in the Depositary agreement, in which case such rights may lapse.

The concentration of our assets in Argentine public-sector debt instruments is high, which makes our future financial condition dependent on the Government’s credit quality and ability and willingness to comply with its repayment obligations
As of December 31, 2008, our exposure to the Argentine public sector (as shown under Item 5.A. “Operating Results-Exposure to the Argentine Public Sector”), amounted to Ps. 6,054.3 million, representing 24.5% of our total assets. Under U.S. GAAP this amount was Ps. 3,777.2 million. Therefore, the value of our assets, our income and cash flow generation capacity and our future financial condition is strongly dependent on the Government’s ability to comply with its payment obligations in respect of these public-sector assets. In turn, the ability of the Government to comply with its payment obligations with respect to such public-sector assets is dependent on, among other things, its ability to establish an economic policy that is successful in promoting sustainable economic growth in the long run, generating tax revenues and controlling public expenses, all or some of which may not occur.
We carry a significant portion of our public-sector assets at values that do not reflect their market value, which is substantially lower than their respective book value
We carry our public-sector assets under Argentine Banking GAAP, in accordance with Argentine Central Bank valuation rules, as explained under Item 4. “Information on the Company-Selected Statistical Information-Government and Corporate Securities-Valuation,” and Item 5.A. “Operating Results-Critical Accounting Policies- U.S. GAAP — Critical Accounting Policies-Fair Value Estimates.” The book values of our positions in Secured Loans, Boden 2012 Bonds (bonds issued by the Government as compensation for the asymmetric pesification), and Discount Bonds in Pesos and GDP-Linked Negotiable Securities (issued by the Government as part of the restructuring of its foreign debt in 2005) are greater than their respective quoted market values.
The difference between the aggregate book value of the above-mentioned assets and their respective aggregate market value as of December 31, 2008, amounted to Ps. 1,827 million, as explained under Item 4. “Information on the Company-Selected Statistical Information-Government and Corporate Securities.” As market conditions change, adjustments to the market value of the above-mentioned assets are not reflected in our financial condition. Future sales or settlements of these assets will reflect the market conditions at the time and may result in losses, representing the difference between the settlement amount and the then carrying value, thereby adversely affecting our financial results.
We hold Argentine securities which might be highly volatile
We have had and we currently have certain investments in Argentine government debt and corporate debt. In particular, we hold a significant amount of Boden Bonds, Discount Bonds and other investments the underlying assets of which are mostly government securities. Investments in such securities involve certain risks, including market volatility and the risk of a loss of principal.
Some of the issuers in which we have invested and may invest, including the Argentine government, have experienced in the past substantial difficulties in servicing their debt obligations, which have led to the restructuring of certain indebtedness. We cannot assure that the issuers in which we have invested or may invest will not be subject to similar or other difficulties in the future which may adversely affect the value of our investments in such issuers. In addition, such issuers and, therefore, such investments, are generally subject to many of the risks that are described in this section with respect to us, and, thus, could have little or no value, thereby adversely impacting our financial results.

Our net position in CER-adjusted assets exposes us to increases in the real interest rate
The policies implemented by the Government to address the 2001-2002 crisis created mismatches between our assets and liabilities in terms of currency, yield and maturities. Currently, we carry a net position in CER-adjusted assets (the CER is a coefficient based on the variation of consumer prices), which bear fixed interest rates over CER-adjusted principal. This position is funded by Peso-denominated liabilities (with no principal adjustment linked to inflation), bearing market interest rates and repricing, mainly, in the short term. See Item 5.A. “Operating Results-Currency Composition of Our Balance Sheet”. This mismatch exposes us to the fluctuations in real interest rates, with an adverse impact on income resulting from a significant increase in real interest rates paid on our Peso-denominated liabilities, which occurs when nominal interest rates increase more than the consumer inflation rate published by INDEC.
A breach of any of the covenants under the Bank’s debt agreements and the agreement entered into by the Bank and us as part of the restructuring of the Bank’s foreign debt in 2004 could result in the occurrence of an event of default under these agreements
The loan agreements and indenture entered into by the Bank as part of its foreign debt restructuring in May 2004, include certain covenants that, among other things, restrict the Bank’s ability to pay dividends on stock, purchase its stock or the stock of its subsidiaries or use the proceeds of the sale of certain assets or from the issuance of debt or equity securities. Some of these agreements also require that the Bank maintain specified financial ratios. We agreed to maintain certain corporate governance standards and to provide the Bank’s creditors with certain financial information and reports on a quarterly and annual basis. A breach of any of these covenants or the Bank’s inability to maintain the required ratios could result in an event of default under these agreements. In the event of a default, the relevant lenders could elect, among other options, to declare the Bank’s indebtedness, together with accrued interest and other fees, to be immediately due and payable. For more information see Item 10. “Additional Information-Material Contracts.”
It may be difficult for us to fully overcome all of the residual negative effects of the 2001-2002 crisis
Our income generation capacity was negatively affected by the 2001-2002 crisis, especially our capacity to generate financial income. It is difficult to predict whether we will be able to increase our level of activity and loan origination to the private sector so as to generate sufficient increased financial revenue and income from services in order for our operating results to more than offset losses from the amortization of amparo claims, the negative margin on our matched position in foreign currency resulting from the low yield of our Boden 2012 Bonds and potential losses if we were to mark-to-market the portfolio of public-sector assets. Although demand for fee-related products and services as well as for credit has been increasing in Argentina, together with the growth of the economy, demand for financial products and credit may not continue to increase or may not increase to the extent or at the necessary pace. In addition, we may not be able to sufficiently increase our business volume or margins between lending and borrowing could decrease or be insufficient for our operating income to exceed the above-mentioned losses. Also, lower economic growth would have a negative impact on credit quality and credit losses. Therefore, we may not be able to increase our operating results in the required amount or at the required pace in order to offset these losses.

Item 4. Information on the Company
History and Development of the Company
Our legal name is Grupo Financiero Galicia S.A. We are a financial services holding company that was incorporated on September 14, 1999, as a “sociedad anónima” (“a stock corporation”) under the laws of Argentina. As a holding company we do not have operations of our own and conduct our business through our subsidiaries. Banco Galicia is our main subsidiary and one of Argentina’s largest full-service banks. Through the operating subsidiaries of Tarjetas Regionales S.A., a holding company wholly owned by the Bank, we provide proprietary brand credit cards and consumer finance services throughout Argentina. Through Sudamericana Holding S.A. and its subsidiaries or “Sudamericana” we provide insurance products in Argentina. We directly or indirectly own other companies providing financial related products as explained herein. We are one of Argentina’s largest financial services groups with consolidated assets of Ps. 24,735.8 million as of December 31, 2008.
Our goal is to consolidate our position as one of Argentina’s leading comprehensive financial services providers while continuing to strengthen Banco Galicia’s position as one of Argentina’s leading banks. We seek to broaden and complement the operations and businesses of Banco Galicia, through holdings in companies and undertakings whose objectives are related to and/or can produce synergies with financial activities. Our non-banking subsidiaries operate in financial and related activities that Banco Galicia cannot undertake or in which it is limited to invest in due to restrictive banking regulations.
Our domicile is in Buenos Aires, Argentina. Under our bylaws, our corporate duration is until June 30, 2100. Our duration can be extended by a resolution passed at a general extraordinary shareholders’ meeting. Our principal executive offices are located at Teniente General Juan D. Perón 456, Second Floor, (1038) Buenos Aires, Argentina. Our telephone number is (54-11) 4343-7528.
Our agent for service of process in the United States is CT Corporation System, presently located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.
Organizational Structure
The following table illustrates our organizational structure as of December 31, 2008. Percentages indicate the ownership interests held. All of the companies shown in the chart are incorporated in Argentina, except for:
•	Galicia Uruguay, incorporated in Uruguay and currently not an operating financial institution;

•	Galval Agente de Valores S.A. or “Galval”, incorporated in Uruguay;
•	Galicia Pension Fund Ltd. and Galicia (Cayman) Ltd. or “Galicia Cayman”, incorporated in the Cayman Islands;
•	Tarjeta Naranja Dominicana S.A., incorporated in the Dominican Republic.
History
Grupo Financiero Galicia
Grupo Financiero Galicia was formed on September 14, 1999 as a financial services holding company to hold all of the shares of the capital stock of Banco Galicia held by members of the Escasany, Ayerza and Braun families. Its initial nominal capital amounted to 24,000 common shares, 12,516 of which were designated as class A ordinary (common) shares (the “class A shares”) and 11,484 of which were designated as class B shares.

Following Grupo Financiero Galicia’s formation, the holding companies that held the shares in Banco Galicia on behalf of the Escasany, Ayerza and Braun families were merged into Grupo Financiero Galicia. Following the merger, Grupo Financiero Galicia held 46.34% of the outstanding shares of Banco Galicia. In addition, and due to the merger, Grupo Financiero Galicia’s capital increased from 24,000 to 543,000,000 common shares, 281,221,650 of which were designated as class A shares and 261,778,350 of which were designated as class B shares. Following this capital increase, all of our class A shares were held by EBA Holding S.A., an Argentine corporation that is 100% owned by our controlling shareholders, and our class B shares were held directly by our controlling shareholders in an amount equal to their ownership interests in the holding companies that were merged into Grupo Financiero Galicia.
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
On January 2, 2004, our shareholders held an extraordinary shareholders’ meeting during which they approved a capital increase of up to 149,000,000 preferred shares, each of them mandatorily convertible into one of our class B shares on the first anniversary of the date of issuance, to be subscribed for in up to US$100.0 million of face value of subordinated notes to be issued by the Bank to its creditors in the restructuring of the foreign debt of its Head Office in Argentina (the “Head Office”) and its Cayman Branch, or cash. This capital increase was carried out in connection with the restructuring of the Bank’s foreign debt. On May 13, 2004, we issued 149,000,000 preferred non-voting shares, with preference over the ordinary shares in the event of a liquidation, each with a face value of Ps. 1.00. The preferred shares were converted into class B shares on May 13, 2005. With this capital increase, our capital increased to Ps. 1,241,407,017. For more information on the Bank’s debt restructuring, please see below.
In January 2005, we created Galval, a securities broker based in Uruguay, with the purpose of providing trading and custody services. We own 100% of the capital and voting rights of this subsidiary.
In August 2007, Grupo Financiero Galicia exercised its preemptive rights in the Bank’s share issuance and subscribed for 93.6 million shares of the Bank. The consideration consisted of: (i) US$102.2 million face value of negotiable obligations due 2014 issued by the Bank in May 2004, and (ii) cash. In order to fund such cash payment, on July 24, 2007, Grupo Financiero Galicia entered into a loan agreement for US$80 million with Merrill Lynch International. The loan was unsecured and was initially scheduled to be paid in two installments. The interest rate was 7.75% for the first year and 3-month Libor plus 350 basis points for the second year, payable annually in July 2008 and July 2009. The first payment of principal, which was for US$18 million, was due one year after the granting of the loan, and was paid on July 28, 2008. The second payment of principal, for the remaining balance of US$62 million, which was due on July 25, 2009, was fully repaid in advance at a discount on January 6, 2009, through a single and final payment of US$39.1 million. For more information on this loan, see Item 8. “Financial Information-Significant Changes.”

After the capital increase, Grupo Financiero Galicia holds 94.66% of the Bank’s shares, up from 93.60%. For more information on the Bank’s capital increase, please see “-Banco Galicia-Banco Galicia’s 2007 Capital Increase”.
Banco Galicia
Banco de Galicia y Buenos Aires S.A. is a banking corporation organized as a stock corporation under Argentine law and supervised and licensed to operate as a commercial bank by the Superintendencia de Entidades Financieras y Cambiarias (Superintendency of Financial Institutions and Exchange Bureaus or the “Superintendency”).
The Bank was founded in September 1905 by a group of businessmen from the Spanish community in Argentina and initiated its activities in November of that year. Two years later, in 1907, the Bank’s stock was listed on the Buenos Aires Stock Exchange (“BASE”). The Bank’s business and branch network increased significantly by the late 1950s and continued expanding in the following decades, after regulatory changes allowed the Bank to exercise its potential and gain a reputation for innovation, thereby achieving a leading role within the domestic banking industry.
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
In order to develop automated banking in Argentina and avoid bank disintermediation (i.e. when consumers directly access information or goods rather than using intermediaries) in the provision of electronic information and fund transfer services, in 1985, Banco Galicia established, together with four other private- sector banks operating in Argentina, Banelco S.A. to operate a nationwide automated teller system, which became the largest in the country. During the same year, Banco Galicia also acquired an interest in VISA Argentina S.A., and is currently one of the largest issuers of such cards in Argentina.
During the 1990s, the Bank implemented a growth and modernization strategy directed at achieving economies of scale and increasing productivity and, therefore, heavily invested in developing new businesses, acquiring new customers, widening its product offering, developing its IT and human resources capabilities, and expanding its distribution capacity. This was comprised of traditional channels (branches) and, especially, alternative channels, including new types of branches (in-store for example), ATMs, banking centers, phone banking and Internet banking.
As part of its growth strategy, in 1995, the Bank began a new expansion drive into the “Interior” of Argentina where high growth potential was believed to exist. Argentines refer to the Interior as that part of the country’s territory different from the federal capital and the areas surrounding the city of Buenos Aires (“Greater Buenos Aires”), i.e., the provinces, including the Buenos Aires Province but excluding the city of Buenos Aires and its surroundings. Typically the Interior is underserved relative to the city of Buenos Aires and its surroundings with respect to access to financial services and its population tends to use fewer banking services. As such, mainly between 1995 and 1999, the Bank acquired equity interests in entities or formed several non-banking companies providing financial services to individuals in the Interior through the issuance of proprietary brand credit cards. See “-Regional Credit Card Companies” below. In addition, in 1997, the Bank acquired a regional bank that was merged into it, with branches located mainly in Santa Fe and Córdoba, two of the wealthiest and more populated Argentine provinces.

In order to fund its strategy, during the 1990s, the Bank tapped the international capital markets for both equity and debt. In June 1993, the Bank carried out its initial international public offering in the U.S. and Europe and, as a result, began to list its American depositary receipts (“ADRs”) on the Nasdaq Stock Market until 2000, when the Bank’s shares were exchanged for our shares. In 1991, it was the first Argentine bank to issue debt in the European capital markets and, in 1994, it was the first Latin American issuer of a convertible bond. In 1996, the Bank raised equity again through a local and international public offering.
In 1996, Banco Galicia entered the bank-assurance business through an agreement with ITT Hartford Life Insurance Co. for the joint development of initiatives in the life insurance business. In this same year, the Bank initiated its Internet presence, which evolved into a full e-banking service for both companies and individuals.
At the end of 2000, the Bank was the largest private-sector bank in the Argentine market with a 9.8% deposit market share.
In 2001 and 2002 Argentina experienced a severe political and financial crisis, which had a material adverse effect on the financial system, including on Banco Galicia, and on financial businesses as a whole but especially on financial intermediation activity. However, during the crisis, the provision of banking services of a transactional nature was maintained. With the normalization of the Argentine economy’s situation and the subsequent growth cycle that began in mid 2002, financial activities began to expand at high rates, which translated into high growth at the level of the financial system as a whole, including the Bank. The provision of services continued to develop, even further than prior to the crisis, and financial intermediation resumed progressively.
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

Together with the launching of the above-mentioned initiatives, the Bank began to normalize its activities, progressively restoring its customer relations and growing its business with the private sector. The Bank’s deposit base began to increase in the second half of 2002 and loan origination picked up in late 2003. In parallel to the implementation of the above-mentioned initiatives, and while consistently expanding its business, the Bank undertook to progressively strengthen its balance sheet by (i) obtaining compensation from the Government for the negative effects of the asymmetric pesification, (ii) consistently reducing its high exposure to the public sector that was a legacy of the 2001-2002 crisis as well as (iii) reducing those liabilities incurred as a consequence of such crisis. Between 2005 and 2007, the Bank significantly reduced its exposure to the public sector by, among others, using public-sector assets to repay in advance Argentine Central Bank debt and restructured foreign debt. In 2007, the Bank finalized the full repayment in advance of its debt with the Argentine Central Bank incurred as a consequence of the 2001-2002 crisis. In addition, in August 2007, the Bank repaid in full the negotiable obligations that it had issued to restructure the debt of its New York Branch and undertook a share offering to increase its capitalization, in order to be able to support the increase in regulatory capital requirements on a bank’s exposure to the public sector and the current and projected high growth of its business with the private sector. For more information, see “-Banco Galicia’s 2007 Capital Increase” below.
Restructuring of the Foreign Debt of the Bank’s Head Office in Argentina and its Cayman Branch
On May 18, 2004, the Bank successfully completed the restructuring of US$1,320.9 million of the debt of the Bank’s Head Office and its Cayman Branch, consisting of bank debt (including debt with multilateral credit agencies) and bonds. This amount represented 98.2% of the foreign debt eligible for restructuring. As of December 31, 2008, the principal amount of old debt, the holders of which did not participate in the exchange offer was US$1.7 million.
To make the Bank’s foreign debt restructuring possible we issued 149 million of our preferred shares on May 13, 2004, each of which was mandatorily convertible into one of our class B shares a year later, which occurred on May 13, 2005. Creditors of the Bank opting for the equity participation offer received 87.8 million of our preferred shares and cash and we received US$100 million of subordinated bonds in exchange for those shares and cash. In addition, we entered into an agreement with the Bank’s bank creditors in which we agreed to maintain certain corporate governance standards and to provide them with certain financial information and reports on a quarterly and annual basis.
In accordance with the terms of the Bank’s foreign debt restructuring, the Bank made certain cash payments for interest accrued until April 30, 2002, and applied cash not used in the cash offer to prepay at par long-term instruments to be delivered to creditors participating in the restructuring. Based on the final amounts validly tendered, on May 18, 2004, the Bank paid creditors who elected to participate in the cash offer and the Boden offer and issued the following new debt instruments:
•	US$648.5 million of long-term Dollar-denominated debt instruments, of which US$464.8 million were Dollar-denominated negotiable obligations due 2014 (referred to as the “Step Up Notes Due 2014” or the “2014 Notes”) issued under an indenture.

•	US$399.8 million of medium-term Dollar-denominated debt instruments, of which US$352.8 million were Dollar-denominated negotiable obligations due 2010 (referred to as the “Floating Rate Notes Due 2010” or the “2010 Notes”) issued under an indenture.
•	US$230.0 million of subordinated Dollar-denominated debt instruments, of which US$218.2 million were Dollar-denominated negotiable obligations due 2019 (referred to as the “Subordinated Notes Due 2019” or the “2019 Notes”) issued under an indenture.
As of December 31, 2008, the outstanding principal amount of debt resulting from the above-mentioned restructuring amounted to US$688.5 million, US$85.9 million lower than as of December 31, 2007 and US$608.7 million lower than as of December 31, 2006, due to amortization, prepayments and advance cancellations. For more information see Item 5.A. “Operating Results-Contractual Obligations” and Item 5.A. “Operating Results-Funding”.
Capitalization as a Result of the Restructuring of the Foreign Debt. In the restructuring of the New York Branch’s debt, the Bank increased its capitalization by US$42.6 million as a result of exchanging part of the old debt for new debt or cash at a discount. In the restructuring of the foreign debt of the Bank’s Head Office and its Cayman Branch, the Bank increased its regulatory capital by US$278.9 million, due to: (i) the exchange of part of the debt subject to restructuring for cash and Boden 2012 Bonds at a discount, and the capitalization of interest past due at a rate lower than the contractual rate recorded in the Bank’s books, which generated in aggregate a US$48.9 million increase in shareholders’ equity; and (ii) the issuance of US$230.0 million of subordinated debt computable as supplemental capital under the Argentine Central Bank’s capital adequacy rules.
Banco Galicia’s 2007 Capital Increase
On October 11, 2006, the Bank’s shareholders resolved to increase the Bank’s capital stock by up to 100 million ordinary (common) book-entry, class B shares, with one vote per share and a nominal value of Ps. 1.0 each. The new shares could be purchased, at the option of the purchaser, in cash or in 2010 Notes, 2014 Notes and/or 2019 Notes. The offer was made only to shareholders. The purpose of the capital increase was to guarantee the Bank’s compliance with the Argentine Central Bank’s capital adequacy rules, in light of the increase in such requirements. This increase was expected because of the current and projected growth of the Bank’s business volume with the private sector and the Argentine Central Bank’s regulations establishing increasing capital requirements in respect of public-sector assets. See Item 4. “Information on the Company-Selected Statistical Information-Regulatory Capital-Banco Galicia.”
The period during which preemptive rights could be exercised commenced on July 23, 2007, and ended on August 1, 2007. Accretion rights were able to be exercised during the same period. On July 27, 2007, we purchased 93,604,637 new shares through the exercise of our preemptive rights. During August 2007, the Bank issued 93,664,806 new shares through the exercise of its shareholders’ preemptive and accretion rights. In total, the transaction led to a net increase in the Bank’s shareholder’s equity of Ps. 493 million, of which Ps. 466 million was an aggregate increase in the Bank’s shareholders’ equity items capital stock and issuance premiums, net of issuance costs, and Ps. 27 million was a profit in connection with the portion paid for in 2014 Notes, given that these notes were received by the Bank at a value lower than their book value.

Banco Galicia Uruguay S.A. and Galicia (Cayman) Ltd.
In 1983, Banco Galicia Uruguay S.A. was established as a “Casa Bancaria”, a license that granted an offshore status, as an alternative service location for the Bank’s customers. In September and October 1999, the Uruguayan government’s executive branch and the Uruguayan Central Bank, respectively, approved Galicia Uruguay’s status as a full service domestic bank. Due to the effects of the 2001-2002 crisis on Galicia Uruguay, in early 2002, the Central Bank of Uruguay suspended its activities and assumed control and management of Galicia Uruguay. In December 2002, Galicia Uruguay restructured its deposits into debt maturing in 2011. On June 1, 2004, Galicia Uruguay’s license to operate as a domestic commercial bank was revoked by the Central Bank of Uruguay, but it retained the license from the Uruguayan government’s executive branch. Control and management of Galicia Uruguay by the Central Bank of Uruguay ended on February 22, 2007. At the date of this annual report, Galicia Uruguay is not engaged in any active business and its existing restructured debt (time deposits and negotiable obligations), has been repaid in full.
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
Regional Credit Card Companies
In the mid ‘90s, Banco Galicia made the strategic decision to target the “non-bankarized” individuals market, which, in Argentina, typically includes the low and medium-low income segments of the population which typically live in the Interior of the country, in addition to certain locations of the Greater Buenos Aires. To implement this strategic decision, among others, in 1995, the Bank began investing in non-bank companies operating in certain regions of the Interior, providing financial services to individuals through the issuance of credit cards with proprietary brands and extending credit to its customers through such cards. We refer to these companies in aggregate as “the regional credit card companies”.
In 1995, Banco Galicia made the first investment in this business by acquiring a minority stake in Tarjeta Naranja S.A. The remaining stake remained in the hands of the founders of the company, who currently retain a minority interest. This company had begun operations in 1985 in the city of Córdoba, the second largest city in Argentina, by marketing “Tarjeta Naranja”, its proprietary brand credit card, in this city and had enjoyed local growth.

In 1996, the Bank formed Tarjetas Cuyanas S.A., to operate in the Cuyo Region (the provinces of Mendoza, San Juan and San Luis) in partnership with local businessmen, who currently retain a minority interest in the company. This company launched the “Nevada Card” in May 1996 in the city of Mendoza. Also in 1996, the Bank formed a new company, Tarjetas del Mar S.A., to operate in the city of Mar del Plata and its area of influence. Tarjetas del Mar S.A. began marketing the “Mira” card in March 1997.
In early 1997, the Bank purchased an interest in Comfiar S.A., a consumer finance company operating in the provinces of Santa Fe and Entre Ríos, which was merged into Tarjeta Naranja S.A. in January 2004.
In 1999, the Bank reorganized its participation in this business through Tarjetas Regionales S.A., a holding company wholly owned by Banco de Galicia y Buenos Aires S.A. and Galicia Cayman, which achieved control of Tarjeta Naranja S.A., Comfiar S.A., Tarjetas Cuyanas S.A., and Tarjetas del Mar S.A. In addition, in 1999, Tarjetas Regionales S.A. acquired a 12.5% interest in Tarjetas del Sur S.A., a credit card company operating in southern Argentina. In January 2000, this interest increased to 60% and, in February of the same year, Tarjeta Naranja S.A. acquired the remaining 40%. In March 2001 Tarjetas del Sur S.A. merged into Tarjeta Naranja S.A.
As of December 31, 2008, Banco Galicia held 68.22% of Tarjetas Regionales S.A. while Galicia Cayman held the remaining 31.78%. Directly or indirectly, as of that date, the Bank held 80.0% of Tarjeta Naranja S.A., 60.0% of Tarjetas Cuyanas S.A., and 99.995% of Tarjetas del Mar S.A.
These companies have experienced a significant expansion of their customer bases, in absolute terms and with respect to the range of customers served, number of cards issued, distribution networks and size of operations, as well as a technological upgrade and general modernization. By mid 1995, Tarjeta Naranja S.A. had approximately 200,000 cards outstanding. As of December 31, 2008, the regional credit cards companies had more than 4.7 million cards outstanding in the aggregate and were the largest proprietary brand credit card operation in Argentina.
Sudamericana
In 1996, Banco Galicia entered the bank-assurance business, through the establishment of a joint venture with Hartford Life International to sell life insurance and annuities, in which it had a 12.5% interest. In December 2000, the Bank sold its interest in this company and purchased 12.5% of Sudamericana, a subsidiary of Hartford Life International. As a result of various acquisitions, Grupo Financiero Galicia owns 87.5% of Sudamericana (with the remaining 12.5% being held by Banco Galicia) which offers life, retirement and property and casualty insurance products in Argentina through its subsidiaries Galicia Seguros S.A. (property and casualty and life insurance), Galicia Retiro Compañía de Seguros S.A. (retirement insurance) and Sudamericana Asesores de Seguros S.A. (insurance broker).
Net Investment S.A.
Net Investment S.A. (“Net Investment”) was established in February 2000 as a holding company whose initial purpose was to invest in and develop businesses related to technology, communications, the Internet, connectivity, and contents. On February 1, 2007, Tradecom Argentina -the only operating subsidiary of Net Investment — was merged into Net Investment and the merger was registered with the Inspección General de Justicia (“IGJ,” the Argentine Superintendency of Companies). Net Investment conducts its operations under the name Tradecom Argentina and provides business-to-business e-commerce services.

By the beginning of 2008, Net Investment began to make changes to both its institutional and product images in order to improve its market presence, look for new customers and retain its current clients. Net Investment focused on, among other objectives, improving its organizational structure in order to strengthen its strategic areas, so as to be able to take advantage of new business opportunities.
The efforts made were not sufficient to reach the business volumes necessary to generate the resources needed to cover Net Investment’s operating expenses for 2008. Additionally, the estimates for 2009 are less favorable than those for 2008 due to —among other factors— the economic crisis currently affecting international markets, which has already had an impact at the domestic level.
Therefore, Net Investment’s Board of Directors decided to refocus its operations and reorganize its structure, based on the future activities and objectives.
Galicia Warrants S.A.
Galicia Warrants S.A. (“Galicia Warrants”) was founded in April 1993, when it obtained the authorization from the relevant authorities to store goods and issue certificates of deposit of goods and warrants under the provisions of Law No. 9,643. On August 30, 2001, we acquired 87.5% of the capital stock and voting rights of Galicia Warrants, Banco Galicia holds the remaining 12.5%.
Galval
In January 2005, Galval Agente de Valores S.A. (“Galval”) was incorporated under the laws of Uruguay. This company operates in Montevideo’s free trade zone and acts as stock broker in Uruguay. Grupo Financiero Galicia owns 100% of the voting shares of this company. Galval gradually started to operate in September 2005.
GV Mandataria
In March 2008, GV Mandataria de Valores S.A. (“GV Mandataria”) was incorporated with the purpose of carrying out securities related representations, mandates and commissions of all types, whether involving domestic or international companies. Grupo Financiero Galicia holds 90% of GV Mandataria’s stock, and the remaining 10% is held by Galval. GV Mandataria was registered with the IGJ on July 16, 2008.
Business
Banking
Banco Galicia is our largest subsidiary. Banco Galicia operates in Argentina and substantially all of its customers, operations and assets are located in Argentina. Banco Galicia is a bank that provides, directly or through its subsidiaries, a wide variety of financial products and services to large corporations, small- and medium-sized companies (“SMEs”), and individuals.

Banco Galicia is one of the main banks within the Argentine financial system, and is a leading provider of financial services in Argentina. As per the information published by the Argentine Central Bank, as of December 31, 2008, the Bank ranked third in terms of assets, deposits and loan portfolios within private-sector banks. As of the same date, the Bank was also ranked first among private-sector domestic bank in terms of assets, loans and deposits. Its market share of private sector deposits and of loans to the private sector was of 7.61% and 6.12% respectively, as of the end of 2008. On a consolidated basis, as of the end of fiscal year 2008, Banco Galicia had total assets of Ps. 24,440 million, total loans of Ps. 12,247 million, total deposits of Ps. 14,097 million, and its shareholders’ equity amounted to Ps. 1,955 million.
Banco Galicia provides a full range of financial services through one of the most extensive and diversified distribution platforms amongst private-sector financial institutions in Argentina. This distribution platform is comprised of 238 full service banking branches, located throughout the country, 1,399 ATMs and self-service terminals owned by Banco Galicia, phone banking and e-banking facilities. The Bank’s customer base reaches more than 1.8 million customers, who were comprised of mostly individuals but who also included nearly 44,000 companies. The Bank has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, it is one of the primary providers of financial services to individuals, one of the largest providers of credit cards, the primary private-sector institution serving the SMEs sector, and has traditionally maintained a leading position in the agriculture and livestock sectors.
For a breakdown of the Bank’s revenues for the last three financial years, see Item 5.A. “Operating Results-Results by Segments-Banking”.
Wholesale Banking
The Wholesale Banking Division (“Wholesale Banking”) is in charge of the Bank’s business with the corporate sector. It provides financial services and products to companies of all sizes and across all sectors of the economy and focuses on generating value-adding solutions that meet the needs of customer companies and establishing close, lasting relationships with its customers. Wholesale Banking provides personalized advise and a wide variety of commercial banking and investment banking products, to provide working capital and to finance middle and long term investment projects and international trade, among other purposes, and a wide range of transactional services among which are deposit accounts, commercial credit cards, collection and payment services, cash management, international trade services, direct payroll deposit, alternatives in the capital markets, foreign trade solutions and Galicia Office (the e-banking service for companies). Strong collaboration between the commercial banking units and the capital markets and investment banking units allows the Bank to better meet its customers’ needs.
The Bank closed fiscal year 2008 with nearly 44,000 corporate customers, strengthening its leadership in the SMEs and agricultural and livestock sectors, as well as its strong presence in the large corporate sector. As of the end of fiscal year 2008, the corporate loans portfolio of the Bank (on an individual basis) was Ps. 4,865.4 million, and Ps. 17,671 million were disbursed in loans, including the purchase of checks and negotiable instruments for Ps. 9,300 million.

Middle-Market Banking. Middle-Market Banking provides services to businesses with annual sales of more than Ps. 1 million, excluding multinationals or subsidiaries of multinationals or global companies. This unit offers its customers a broad range of financial products, including deposit taking and lending including general commercial loans, working capital loans, trade finance, on-lending of funds originated in other entities, overdraft credit lines, mortgage loans, and leasing services, transactional services, such as pay roll direct deposit, collections, and corporate credit cards as well as the Galicia Rural card, a proprietary card developed by the Bank especially for the agribusiness sector. Middle Market Banking is divided into three different units, each of which provides services tailored to companies particular needs based on such companies’ annual sales, and has a special unit specializing in providing services to the agricultural and livestock sector, as follows:
•	SMEs: annual sales between Ps. 1 million and Ps. 150 million. Service of this sector is also divided in subcategories.
•	Large companies: annual sales above Ps. 150 million.
•	Agribusinesses: all agribusinesses and those individuals with activity in the agriculture and livestock sectors with annual revenues above Ps. 200,000 (individuals below Ps. 200,000 are served by the Retail Banking division).
In 2008, the Bank offered credit lines to, among other purposes, fund working capital and medium and long-term investment projects and also offered a leasing option to finance the acquisition of production equipment for the industrial and agricultural and livestock sectors. Among long-term loans, the International Finance Corporation (“IFC”) line of credit is notable. Such line of credit, which was used to fund investment projects in Argentina by SMEs from all economic sectors, allowed the Bank to close 36 transactions, totaling US$26.1 million, during the fiscal year. In turn, in order to fund technological innovation projects for companies in the manufacturing and industrial sectors, the Bank continued to offer the FONTAR (Fondo Tecnológico Argentino, the Argentine Technological Fund) line of credit, and had the leading position in its placement, through 24 projects approved for Ps. 28.3 million during the fiscal year.
Within the commercial credit cards market, the Bank also maintained its leading position providing solutions and benefits for each segment of such market. The Visa Business card, for the SMEs segment and the Visa Corporate card, for the corporate segment, both designed to meet the needs of the companies’ administrative and commercial activities, reflected an increase in purchases greater than 64% as compared to 2007.
The Galicia Rural credit card is an exclusive means of payment developed by the Bank for the agricultural and livestock sectors designed to finance the purchase of machinery and all of the supplies and services necessary for these sectors’ activities. In fiscal year 2008, this product continued to grow and strengthened its leading position with an estimated 60% market share and over Ps. 1,000 million in agrochemicals, machinery, fuel, seeds and cattle financed, and a 17% increase in consumption as compared to 2006. The Bank has historically worked closely with this sector, through a direct relationship with the producers, a distinctive value added component of the Galicia brand. During the fiscal year, the Bank offered a whole range of products and services to producers, as well as the best financial assistance available. This close relationship was also evidenced by the Bank’s involvement in over 300 agricultural events and its presence in over 180 cattle auctions all over the country, in which financing with the Galicia Rural card was provided.

The Corporate Banking Centers play a key role in the Bank’s service model, allowing it to strengthen relationships with its corporate customers and to deepen its knowledge of the different regions in which they operate. Currently, the Bank has centers located in the cities of Mar del Plata, Rosario, Mendoza, Córdoba, Corrientes and Tucumán, and new centers will be opened in Neuquén, Pilar and Quilmes. In each center, a team of specialized officials provides assistance on products and services for SMEs, agribusiness and international trade.
Corporate Banking. Corporate Banking serves the largest corporations and multinationals or subsidiaries of multinationals or global companies. This business unit offers clients a broad range of services tailored to fit their specific needs, including deposit-taking and lending, trade finance, general commercial and syndicated loans, working capital loans, letters of credit, collections and treasury services, and payroll direct deposit, among others. The objectives set forth for these products and services for fiscal year 2008 were exceeded. During the fiscal year, the Bank continued to selectively give priority to working capital financing, especially in international trade transactions, through pre-financing, financing of imports and, to a lesser extent, financial loans denominated in a foreign currency to companies that generate US Dollars through sales abroad.
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
During fiscal year 2008, the Bank managed to maintain its income level as compared to the previous fiscal year, in spite of the environment within which the national and international markets developed. The Bank showed its leadership in market based on the variety and quantity of structured products it offered, among which the establishment of trust funds and the placement of corporate debt were most notable. With respect to the securitization market, the Bank established trust funds containing bank loans for the sale of durable goods and for sales through credit cards and, also, established financial trusts for agricultural activities. With respect to funding transactions, the Bank placed US Dollar-denominated bonds and Peso-denominated short-term securities. In total, the Bank placed 11 financial trusts, totaling approximately Ps. 854 million, and four debt transactions, for Ps. 212 million. This unit actively participated in the Bank’s financial strategy, by structuring trust funds using the Bank’s own portfolio consumer loans for Ps. 338 million. In addition, five trust funds were established totaling Ps. 459 million and three bond issuances totaling US$49.6 million were undertaken for the regional credit card companies.
International Trade. The Bank’s international trade services include documentary and stand by letters of credit, guarantees, documentary collections, payment order processing, as well as the possibility of financing trade related transactions. These services are supplemented by Galicia Factoring y Leasing S.A., a wholly owned subsidiary that offers international factoring services. The volume of factored international transactions in 2007 amounted to US$48.5 million.

The volume of foreign trade transactions handled through the Bank increased 42% as compared to the prior fiscal year, reaching US$9,424 million and including over 4,800 clients. Taking into consideration only commercial transactions (imports and exports), the increase was equal to 43.6%. This rate greatly exceeded the increase in the total foreign trade amount for the country as a whole in 2008, which was equal to 31.5%. For these two items, the Bank carried out transactions totaling US$8,443 million, which was equal to 6.4% of Argentina’s foreign trade for the year. This growth was also reflected in the over 230,000 transactions processed, which was a 14.2% rate of growth for the fiscal year.
All these results were achieved due to the development of several actions within the relationship banking concept, which sought to strengthen the Bank’s position as a model for foreign trade transactions. It is also important to highlight the Bank’s active involvement in sector-specific chambers of commerce and bank associations, an involvement that strengthened its position as a market leader.
Non-Financial Public Sector. Through this unit the Bank provides financial services to different government areas and entities, in different districts, focusing on transactional services. During fiscal year 2008, visits to various districts were intensified, new agreements were subscribed to and the range of services rendered to the municipal sector was broadened. The increased interest in such services offered has placed the Bank in a good position to continue to do business for the public sector in 2009.
Corporate and Real Estate Business Development. This unit’s objective is to develop and leverage business opportunities related to the corporate area and to channel business development, structuring and real estate projects financing opportunities within the corporate, commercial, industrial and tourism-related segments. During 2008, the Bank’s leading position was strengthened with respect to the structuring and execution of real estate leasing transactions for the purchase and construction of real estate assets for different companies.
Retail Banking
The Retail Banking Division manages the Bank’s business with individuals and with businesses, small retailers and professionals with annual revenues below Ps. 1 million. Retail Banking provides a wide range of financial products and services, encompassing transactions, loans, and investments. On the transactions side, among others, the Bank offers its customers checking and savings accounts, credit and debit cards, and payroll direct deposit. On the investment side, Banco Galicia’s products and services include certificates of deposit, mutual funds and insurance products. In addition, Banco Galicia provides credit for the acquisition of consumer goods and housing, mainly through personal loans, credit-card loans, overdraft loans and residential mortgages. The Bank’s product offerings also include securities and foreign exchange brokerage, securities custody, and safety boxes, among others. In addition the Bank provides private banking services. The Bank’s customers have access to its services through its branch network as well as through its electronic distribution channels. See below and “-Sales and Marketing”.

Year after year, the Bank renews its commitment to work with its customers, offering financial solutions suitable for the different market sectors it services. During the fiscal year, in addition to continuing to focus on its broad client base, the Bank has, through mass advertising, reached out to a broader potential client base, all over the country. At the end of fiscal year 2008, Retail Banking’s customer base was comprised of more than 1.8 million individuals and the Bank’s portfolio of loans to individuals amounted to Ps. 5,578.3 million, 20.4% more than at the end of fiscal year 2007. With respect to the number of new accounts, the portfolio of individuals’ current accounts increased 25% and with respect to savings accounts, an 18% increase was recorded, in both cases as compared to 2007.
With respect to credit cards, the amount in Pesos corresponding to purchases with Visa, Visa Débito, American Express and MasterCard cards issued by the Bank exceeded Ps. 8,400 million (a 31% increase as compared to the previous fiscal year) in over 83 million transactions (a 15% increase as compared to 2007). The number of accounts and debit cards used for purchases, amounted to over 1.1 million as of December 2008, accounting for a 15% increase as compared to the previous fiscal year. Also, the Bank continued to offer the benefit of the Aerolíneas Plus program, which represents a differential advantage over our competitors, through which over 55,000 customers were able to fly to the place they desired using the points accumulated through their purchases made using their credit cards issued by the Bank. This benefit program is based on an agreement between the Bank and the airline company that, among other things, establishes the price of the mileage that the Bank’s customers accumulate through the use of their credit cards, which price the Bank pays on an ongoing basis. The mileage is then credited to the customers’ account with the airline company.
With respect to personal loans, the Bank extended such loans to its existing customers, continuing to pre-assign credit limits (the loan amount authorized to be extended) to those customers with salaries directly deposited at the Bank or that already had a risk product outstanding, and non-customers. In 2008, investments and deposits from clients that did not have a risk product were included as customers able to receive personal loans, thus adding over 40,000 clients and reaching over 300,000 clients who now have an automatic rating available in order to obtain access to consumer loans. In addition, the Bank improved its loan-origination times using on-line crediting to accounts, thus allowing the customer to immediately have the funds available. Sales through automatic channels (telemarketing, Fonobanco and Home Banking) recorded a 38% increase in comparison with fiscal year 2007. The sale of consumer loans was added to the automated teller machines (“ATM”) transactions, an option through which customers can have access to a loan immediately and withdraw the funds through the ATM itself. The Bank also continued to work hard on placement campaigns, reaching customers and non-customers through mass communications and direct marketing actions with an assigned loan rating. All of the above allowed the Bank to place over 95,000 loans in compliance with the objectives set forth for the fiscal year and within the changing context with respect to liquidity and demand that characterized the fiscal year.
Despite the characteristics of a real estate market that did not grow, the Bank, in accordance with its prudential policy of the past years, continued to meet its customers’ demands by offering a wide range of uses, terms and rates (mainly fixed and combined). During fiscal year, the portfolio maintained its balances’ level, recording a 3% growth in comparison with 2007.

In addition, the Bank markets through its wide distribution network a broad range of property and life insurance, from Sudamericana Holding, as well as from other leading insurance companies. During fiscal year, the Bank continued to strengthen its position within the bank assurance market and its role as a comprehensive financial services provider, which translated into an increase in insurance related income from services. In 2008, the Bank once again recorded an increase in insurance placements, positioning the Bank among the main actors in marketing property insurance products.
In fiscal year 2008, the number of customers that collected their salaries through the Bank grew more than 18%, while the amounts deposited increased more than 48% as compared to 2007. It is also worth mentioning that foreign-currency brokerage of both US Dollars and Euros, a service rendered in all branches, showed a 30% increase in the amount traded and a 35% increase in its related annual income as compared to the previous year. In addition, during 2008, the Bank continued the implementation of its branch network safety box service installation plan, increasing annual income by 32%.
Private Banking. Galicia Banca Privada (Galicia Private Banking) offers premium, professional financial services to people with medium to high net worths through the management of their investment portfolios and the provision of financial counseling. In addition, it offers a wide range of domestic financial investments to its clients, giving priority to the Bank’s products (deposits, Fima mutual funds, among others) and trust funds and bonds for which the Bank acts as an underwriter.
One of the competitive advantages offered by Private Banking within this segment is the broad geographic coverage of its service centers, which includes: six regional centers in the main cities of the country and six centers in the Autonomous City of Buenos Aires and Greater Buenos Aires, including the service center located on the 16th Floor of the Bank’s corporate building.
Branch Network
As of December 31, 2008, the Bank’s branch network’s geographical distribution was as follows:

Geographical Area	Number of Branches
City of Buenos Aires	76
Greater Buenos Aires	60
Rest of the Province of Buenos Aires	31
Santa Fe	15
Córdoba	14
Mendoza	9
Entre Ríos and Chubut	4 each
Río Negro	3
Corrientes, La Pampa, Misiones, San Luis, Tierra del Fuego and Tucumán	2 each
Catamarca, Chaco, Formosa, Jujuy, La Rioja, Neuquén, Salta, Santa Cruz, Santiago del Estero and San Juan	1 each

Total	238

During 2008, the Bank opened 6 new branches in the following locations in accordance with the plan presented the previous fiscal year: Canning, located in Greater Buenos Aires, Villa Mercedes, in the province of San Luis, Recta Martinoli, in Córdoba Capital City, Tucumán Barrio Norte, in the province of Tucumán, San Lorenzo, in the province of Santa Fe, and Comodoro Barrio Industrial, in the province of Chubut. In addition, the number of business officers specialized in personalized services to the highest-potential customers segments, both SMEs and individuals was increased.
The Bank continued to work on strengthening its Commercial Coaching program, the main objective of which is to increase sales productivity within the individuals segment and to make the application of its customer service model more consistent. A challenge for the next fiscal year is the strengthening of the Advisory Sale program, which was initiated in 2007, in order to establish better relationships and business reciprocity with certain Wholesale Banking customers.
Alternative Channels
The services, transactions and sales channels that the Bank offers, other than traditional branches that service both individual and corporate customers, include the Customer Contact Center, e-galicia.com, Red Galicia 24, Galicia Móvil, the Retail Sales Unit and the Real Estate Center. As in previous fiscal years, the level of use of alternative channels by the Bank’s customers recorded an upward trend.
e-galicia.com. e-galicia.com provides specific services for both individuals (“Home Banking”) and companies (“Galicia Office”) and enables customers to access and utilize their products anywhere 365 days per year as if they were carrying out their transactions in a traditional branch. e-galicia.com enables individual customers to undertake different operations, from inquiries and requests of information to investments and transfers between their accounts and third party accounts at the Bank or any other bank. In the case of companies, Galicia Office provides a wide range of functions aimed at facilitating such companies’ treasury management, making collections and payments, including salaries, easier, providing information related to such transactions and a communication channel between companies and their suppliers, among others.
Through Home Banking alone, approximately 9 million monthly enquiries and transactions were made in 2008, up 53% in respect to 2007. The trend of an increasing number of subscribed customers continued from the last years, with a 28% rise in fiscal year 2008. Among the wide range of available transactions, data reveals a significant increase in the channel’s efficiency and a special preference for the payment of services and transfers to third parties, with increases of 47% and 40%, respectively during the fiscal year.
It is worth highlighting the level of use this channel reached within the Business and Professionals segment. 42% of these customers generally use the wide range of transactions available and access exclusive services, such as payroll payments, enquiries on business settlements and payments received, and access Red de Campo and Galicia Compras.

Galicia Office has been available for over nine years and has over 30,000 customers, or 71% of the Wholesale Banking customer base. With over 45 million enquiries and 1.7 million transactions, the operational volume increased 46% during the fiscal year. As regards payroll direct deposits, the number of these transactions exceeded by 112% the figure recorded in 2007, and over 61% of these direct deposits were carried out through Galicia Office. As regards international trade, the amount of transfers abroad and payment orders processing exceeded by 39% the figure recorded in the previous fiscal year. As in previous years, the Bank worked on the generation of new functionalities, among which the allocation of pre-financing in the settlement of payment orders and the implementation of a significant development in order to improve the distribution of files of Integrated Collection, Supplier Payments and Automatic Debit Services stand out.
“Galicia Compras”, our e-commerce channel and Red de Campo, our agricultural data site, both for the exclusive use of Galicia Office customers, continued to grow with respect to the number of queries made. In addition, new benefits and improvements have been added to both channels. In Galicia Compras, the Bank worked hard on the generation of promotional offers through agreements subscribed to with first class suppliers and service providers and on the development of the channel’s transactional phase through which the customer can place its purchase orders to its suppliers, which became operational during early 2009.
Customer Contact Center (the “CCC”). The CCC includes: Fonobanco, the telephone banking service (with an automated customer-service system, or IVR, in operation); FonoSeguros, which offers assistance on all kinds of insurance coverage; International Trade, which offers assistance on the Bank’s products and on all international trade matters; e-galicia, the technical support and counseling service that assists customers that operate with the Bank’s Internet services; Galicia Responde, the suggestions, complaints and claims specialized service; Telemarketing, the sales and telephone advice facility for customers and non-customers, through which the Bank has been able to reach customers in a fast and efficient manner, closing sales immediately, signifying a premium service; the Investments Center, through which a broad range of investment products is made available; and the Collections Center.
Red Galicia 24. Comprises 620 ATMs (7% more than 2007) and 754 self-service terminals (25% more than 2007) installed in the Bank’s branch network and other locations throughout the country such as gas stations, supermarkets and shopping malls. This network of state-of-the-art technology terminals solves transactional needs for our customers and users in a dynamic, simple, safe and affordable way, on a 24-7 basis. The Bank’s ATM network, one of the most extensive in the country, recorded a 16% increase in the number of total transactions for the fiscal year as compared to the previous year, while the amounts of transactions carried at self-service terminals recorded a 25% increase over the same period. During 2008, 53 million ATM transactions and 18 million self-service terminal transactions were made.
In accordance with the plan to improve Red Galicia 24’s service quality and increase its capabilities and functions, the Bank continued to replace ATMs, 90% of which were already replaced as of the end of 2008, and finished the technical upgrade of self-service terminals.

Galicia Móvil. “Galicia Móvil” (Galicia Mobile) was launched in 2006, adding a new service channel available through cellular phones. Initially, it focused on small payments and later evolved to make available to its customers a cell phone application that allows them to make queries and payments of services, taxes and credit cards. These new applications were in addition to the existing message services for cell phones, such as balances alerts, payroll deposits, credit cards due dates, time deposits and automatic debits. In addition, two months after the launch of the new iPhone mobile phone, the Bank implemented an application that allows direct access to the Bank’s webpage, searches for the nearest branch through GPS systems and the presentation of promotional offers and services.
Retail Sales Unit. This specialized sales force made a significant contribution to the increase in retail banking products sales. During 2008, this unit experienced significant growth, ending the year with a team of sales professionals distributed in over 30 main locations throughout the country.
Real Estate Center. Its purpose is to strengthen and encourage the placement of mortgage loans through interaction with realtors. In order to do so, the center has trained personnel that is specialized in these credit lines and who provide constant advice to realtors and personalized service for each referred customer.
Treasury Division
The Treasury Division is responsible for the centralized management of the Bank’s treasury operations and liquidity, as well as for its foreign-exchange and securities positions, and it participates in the management of market, liquidity, interest-rate and currency risks. To this end, it develops the necessary data and strategies to keep such risks within the limits established by the Board of Directors. In addition, it provides financial services and distributes financial products to, among others, corporations, financial entities, mutual funds, the public sector and insurance companies. The Bank carries out securities trading services in the different markets, mainly in its capacity as an agent of the Mercado Abierto Electrónico (“MAE,” Argentine Over-The-Counter Market) and also through Galicia Valores S.A. Sociedad de Bolsa (“Galicia Valores”), a brokerage firm that operates on the BASE. This division manages the Bank’s business relations with correspondent banks, international credit agencies and international mutual funds.
Financial Operations. Despite international and local factors that did not favour the flow of capital to emerging markets, traded volumes within the domestic market during 2008 did not show significant variations in comparison to 2007. As regards fixed-income instruments, the traded amount was US$88,840 million (9.7% below 2007), with the total amount traded by the Bank US$1,485 million. In the equity market, the total traded volume amounted to Ps. 124,570 million (a 17% increase in comparison to 2007) and to which Galicia Valores contributed with a total of Ps. 1,482 million.
In addition, during the fiscal year, the Bank placed in the local and international markets 12 issuances of financial trust securities and negotiable obligations, both its own and for third parties. The total amount of said issuances amounted to Ps. 898 million.

As regards foreign-exchange brokerage, during 2008, the higher volatility caused an increase in traded volumes. In foreign-trade transactions, traded amounts reached US$9,424 million, which represented a 42% increase from the previous fiscal year, and foreign-exchange bills brokerage reached US$3,060 million, which represented a 57% increase as compared to 2007. In the wholesale foreign-exchange market, the total amount corresponding to transactions closed by the Bank through the MAE amounted to US$10,593 million, similar to the amount traded in 2007. As regards the forward market (OCT-Rofex), the volume traded by the Bank amounted to US$6,004 million during 2008, thus doubling the volume recorded the previous year.
Asset Management. Banco Galicia distributes the FIMA mutual funds family through its broad distribution network (branches and electronic banking channels, such as ATMs, phone banking and e-galicia.com) to different customer segments (institutions, companies and individuals) and it also acts as the custodian of the assets that make up the funds, in its role as depository. Galicia Administradora de Fondos is the Bank’s subsidiary that manages investments and determines the value of the mutual fund units on a daily basis. The mutual funds invest in a variety of financial instruments, such as government and corporate securities, and equity or term deposits, among others, depending on the different investment profiles.
The mutual funds sector, and international mutual funds in particular, recorded a significant drop in value, caused, on the one hand, by the drop in prices of fixed and variable-income assets due to the worsening of the international markets crisis and, on the other hand, due to local regulations which first restricted funds with Mercosur assets in the AFJPs portfolios (Joint resolution No. 517 by the Comisión Nacional de Valores (“CNV,” National Securities Commission) the Argentine Central Bank and the Superintency of AFJPs) and then eliminated the AFJPs system with these funds being now fully managed by the ANSES. This last situation turned ANSES into one of the main stakeholders in the industry, mainly as regards time deposits and international share deposits. Notwithstanding, during 2008, total funds managed by Galicia Administradora de Fondos grew 26.1%, amounting to Ps. 776 million at fiscal year end.
International. The Bank’s positive image, consolidated by, among other things, its permanent presence in main international events, enabled the Bank to keep available all commercial lines by correspondents despite the financial crisis. This enabled the Bank to cover all of the foreign-trade business requirements channeled through the Bank by our customers. It is important to highlight that, despite the increase in financial costs due to the decrease in international liquidity, the Bank has managed to maintain margins related to its foreign trade operations.
Regional Credit Cards
The regional credit card companies’ operation is estimated to be the largest of its kind in Argentina. These companies issue proprietary brand credit cards (the “Naranja”, “Nevada” and “Mira” cards) to their customers in the Interior, which allow their holders to charge purchases of goods or services in a network of approximately 115,000 retailers that have agreed to accept the cards, located throughout the Interior and in certain locations of the Greater Buenos Aires area. The companies accept and process from each participating retailers the charges arising from cardholder purchases. The cards can be used as charge cards or purchases can be financed through different payment schedules among which cardholders can choose and that differ by company. The regional credit card companies also extend personal loans to the cardholders to be repaid in up to 24 fixed installments. Through these cards, customers also have access to the ATM networks operating in Argentina (Banelco and Link) to make cash withdrawals and to automatic debit services, among others. The regional credit card companies also market Sudamericana’s insurance products and issue Visa, Amex and MasterCard cards (accepted all over the world) to holders of their proprietary brand cards. All of the products of a customer are managed through one statement.

At the end of fiscal year 2008, the number of statements issued and the number of cards managed by the regional credit card companies exceeded 1.9 million and 4.7 million, respectively. With respect to business volume, aggregate annual purchases made by cardholders exceeded Ps. 7.55 billion in fiscal year 2008, representing almost an increase of 35% from fiscal year 2007, while, as of December 31, 2008, the regional credit card companies loan portfolio before allowances for loan losses and including securitized loans, amounted to more than Ps. 3.25 billion, representing a 20% increase from the end of 2007. In 2008, the total number of transactions (purchase coupons plus loan and advance operations) amounted to about 70 million. These higher volumes were accompanied by a deterioration in the asset quality indicators although they remain at good levels for the long-term.
The regional credit card companies’ distribution network is made up of 208 service centers (of which 151 are branches), 21 more than at the end of 2007. Originally their operations were concentrated in their regions of influence and their distribution networks did not generally overlap. In the last years, these companies have expanded their geographical reach and are undergoing a phase of geographical expansion throughout Argentina, which is causing competition among the companies in certain locations. During 2008 Tarjeta Naranja S.A. expanded into the Greater Buenos Aires area, an area of high potential due to its large population, while, in 2007 and 2008, Tarjetas Cuyanas S.A. entered the most important markets in the north of Argentina and Tarjetas del Mar S.A. broadened its area of influence (Mar del Plata) increasing its number of branches from 3 to 9. The regional credit card companies target mainly the low and medium-low income segment of the population, which in Argentina rarely uses a bank or may not operate with a bank at all but, with time, their customer base has expanded to include other segments of the population.
For a breakdown of the regional credit card companies’ revenues for the last three financial years, see Item 5.A. “Operating Results-Results by Segments-Regional Credit Cards”.
Insurance
Galicia Seguros S.A. (“Galicia Seguros”) is a provider of a variety of property and casualty (“P&C”) and life insurance products. Its most important line of business is group life insurance, including employee benefit plans and credit related insurance. With regard to P&C insurance products, it primarily underwrites home and ATM theft insurance. Galicia Retiro Compañía de Seguros S.A. (“Galicia Retiro”) provides annuity products, and Sudamericana Asesores de Seguros S.A. is an insurance broker. These companies operations are all located in Argentina.
The joint production of the above-mentioned insurance companies amounted to Ps. 293.7 million in 2008, compared with Ps. 145.4 million in 2007. This production increase was experienced both by Galicia Seguros and Galicia Retiro. In Galicia Seguros, the commercial activities were aimed at increasing sales (which amounted to Ps. 74.1 million in annualized premiums in 2008, and to Ps. 46.3 million in annualized premiums in 2007), improving the insurance policy lap ratio, and increasing the type of coverage offered. On the other hand, Galicia Retiro launched in August 2007 the Pension-Linked Life Annuities, resulting in a production amounting to Ps. 13.3 million in 2007, and Ps. 18.8 million in 2008. For a breakdown of the insurance companies’ revenues for the last three financial years, see Item 5.A. “Operating Results-Results by Segments-Insurance”.

In line with our strategy, this investment allows us to consolidate our leadership as a financial services provider and supplement those businesses that Banco Galicia may only conduct to a limited extent due to prevailing regulations. The Bank and the regional credit card companies market Sudamericana’s insurance products through their distribution network. Sudamericana’s subsidiaries also sell their products through their own distribution networks.
Other Businesses
Galicia Warrants: this company is a leading company in its industry, in which it has continuously conducted business in Argentina since 1994. Galicia Warrants stores goods and issues certificates of deposit for goods and warrants. Warrants are legal instruments that are delivered to banks as collateral for their financing. By issuing such certificates Galicia Warrants helps agricultural producers to mitigate the price seasonality of their products by allowing them to choose when to sell them. It also facilitates its customers’ access to credit, secured by such certificates and the use of goods kept in custody by Galicia Warrants as collateral reduces the cost of credit for its customers. Galicia Warrants’ principal customers belong to the agricultural, industrial, agro-industrial, export and retail sectors, and it serves more than 600 companies in more than 800 warehouses distributed throughout the country. Its activities are concentrated in the central region of Argentina. During 2008, the revenues of this company amounted to Ps. 11.6 million (61% more than in 2007), with Ps. 2.1 million in profits (as compared with Ps. 1.1 million in profits in 2007). During 2008, the company issued deposit certificates and warrants in the amount of US$91.9 million for third-party’s goods distributed all over the country and relating to a wide range of products.
Net Investment: this company conducts its operations under the name Tradecom Argentina, providing business-to-business e-commerce support services and virtual markets for transactions between companies and suppliers.
Galval: this company mainly generates fee income from brokerage and custodial services rendered to the Bank’s customers. As of December 2008, it had custody of customers’ securities for an amount of US$80.0 million, out of which US$12.9 million related to securities held by Grupo Financiero Galicia.
For a breakdown of the other businesses’ revenues for the last three financial years, see Item 5.A. “Operating Results-Results by Segments-Other Grupo Businesses”.
Competition
Due to our financial holding structure, competition is experienced at the level of our operating subsidiaries. We face strong competition in most of the areas in which our subsidiaries are active. For a breakdown of our total revenues, for each of the past three fiscal years, for the activities discussed below (i.e., banking, regional credit cards and insurance), please see Item 5.A. “Operating Results-Results by Segments”.

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
With respect to private-sector customers, the most important segment for the Bank, the main competitors are large foreign retail banks and certain domestically-owned private-sector banks, which, prior to the crisis, operated in merchant or private banking and that, after the 2001-2002 crisis, acquired the retail operations of banks that left the business as a result of such crisis. Competition from public-sector banks has decreased from the immediate post-crisis period, as the public, which was initially attracted to such institutions as safe harbors, began to search for better service with private-sector financial institutions. However, the three largest government-owned banks are of a significant size and also compete with the Bank.
The Bank’s estimated market share of private-sector deposits in the Argentine financial system only and considering only the Bank’s operations in Argentina, was 7.61% as of December 31, 2008, compared to 8.23% and 8.43% as of December 31, 2007 and 2006, respectively. Following the 2001-2002 crisis, the Bank significantly increased its deposit market share. The decrease is attributable, mainly, to a reduction of its exposure to institutional deposits, due to its high liquidity condition.
The Bank is one of the leading banks in Argentina and the largest domestically owned private-sector bank, as measured by its assets. As of December 31, 2008, measured by its deposits in Argentina only, the Bank was ranked fifth in the whole financial system and third among private-sector banks (including foreign banks). The Bank has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, it is one of the primary providers of financial services to individuals, it is the primary private-sector institution serving the SMEs sector and it has traditionally maintained a dominant position in the agriculture and livestock sector.
Argentine Banking System
As of December 31, 2008, the Argentine financial system consisted of 84 financial institutions, of which 67 were banks and 17 were financial non-bank institutions (including finance companies, credit unions and savings and loans associations). Of the 67 banks, 12 were Argentine national and provincial government-owned or related banks. Of the 55 private-sector banks, 33 were private-sector domestically-owned banks; 21 were foreign-owned banks (i.e., local branches or subsidiaries of foreign banks); and 1 was a cooperative bank, also domestically-owned.

As of the same date, the largest private-sector banks, in terms of total deposits, were: BBVA Banco Francés, Banco Río Santander, Banco Galicia, Banco Macro, HSBC Bank, Citibank, Credicoop and Standard Bank. Banco Galicia, Banco Macro and Credicoop are domestically-owned banks and the others are foreign-owned banks. According to information published by the Argentine Central Bank as of December 31, 2008, private-sector banks accounted for 57.4% of total deposits and approximately 63.8% of total net loans in the Argentine financial system. Argentine financial industry regulations do not raise any entry or exit barriers, nor do they make any differentiation between locally or foreign-owned institutions. The only cooperative bank is active principally in consumer and middle-market banking, with a special emphasis on the lower end of the market. As of December 31, 2008, financial institutions (other than banks) accounted for approximately 0.3% of deposits and 3.4% of net loans in the Argentine financial system.
As of December 31, 2008, the largest Argentine national and provincial government-owned or related banks, in terms of total deposits, were Banco Nación and Banco de la Provincia de Buenos Aires. Under the provisions of Law No. 21,526 as amended (Ley de Entidades Financieras, “the Financial Institutions’ Law”), public-sector banks have comparable rights and obligations to private banks, except that public-sector banks are usually chosen as depositaries for public-sector revenues and promote regional development and certain public-sector banks have preferential tax treatment. The bylaws of some public-sector banks provide that the governments that own them (both national and provincial governments) guarantee their commitments. Under current law, Banco de la Provincia de Buenos Aires is not subject to any taxes, levies or assessments that the Government may impose. According to information published by the Argentine Central Bank, as of December 31, 2008, government-owned banks and banks in which the national, provincial and municipal governments had an ownership interest accounted for 42.3% of deposits and 32.9% of loans in the Argentine financial system.
Consolidation has been a dominant theme in the Argentine banking sector since the 1990’s, with the total number of financial institutions declining from 214 in 1991 to 84 at December 31, 2008, with the ten largest banks holding 75.62% of the system’s deposits and 68.69% of the system’s loans as of December 31, 2008.
During the 1990s, foreign banks significantly increased their presence in the Argentine financial system. Since the last quarter of 1996, control of most of the largest Argentine private-sector domestically-owned commercial banks was transferred to foreign banks, which now control most of the largest private sector financial institutions except the Bank. This foreign presence grew both in the universal banking sector and among financial institutions specializing in specific products or markets. This situation has not changed despite the fact that the number of foreign banks decreased by 16 through December 2008, as compared to the end of 2001, and that foreign banks’ share of total deposits has decreased since the 2001-2002 crisis while the share of domestic private-sector banks has increased.
Regional Credit Cards
No official data is available about the credit card and consumer finance market of the Interior in which the regional credit card companies operate. However, the regional credit card companies’ operation is estimated to be the largest of its kind in Argentina and Tarjeta Naranja is estimated to be the largest proprietary brand issuer in Argentina amongst approximately 170 companies. After the 2001-2002 crisis, which significantly affected these companies’ competitors and led many of them to cease operations, and until 2004, competition had been relatively low or inexistent. Since 2005, and especially during 2006, 2007 and the first half of 2008, the regional credit-card companies have faced increased competition from: (i) the banks due to a nation wide aggressive offering of personal loans with low interest rates, (ii) the creation by banks of units, companies and products specializing in services for the low and mid-to-low income segments of the population, which is the regional credit card companies’ target, and (iii) large retail trade players, such as supermarkets, home appliance chains and department stores, which offered their customers ample financing, apart from price cuts in purchases made at their stores with their proprietary credit cards.

Insurance
Sudamericana’s subsidiaries face significant competition, as the Argentine insurance industry was comprised of approximately 183 insurance companies as of December 2008, 45 of which were dedicated exclusively to life insurance and 22 to annuities. Subsidiaries of foreign insurance companies and the world’s largest insurance companies with global operations are among these companies. In addition, as of that date, the number of brokers amounted to approximately 27,000 individuals and 240 companies.
In 2008, the market recovery continued and production was close to Ps. 27 billion, with an 8% increase in current values. Of this amount, 71% of the total production related to P&C insurance; 20%, to life and personal insurance; and the remaining 9% related to retirement insurance. Out of the 71% related to P&C insurance, the automotive insurance segment continued, as in the prior years, to be the most important segment (45% of the P&C insurance sector), followed by the labor risk segment (25%). Out of the remaining 29%, nonpension-linked life insurance represented 55% thereof, followed by pension-linked life insurance (13%), pension-linked retirement (25%) and voluntary retirement (7%). The most dynamic sector in terms of annual growth was life insurance.
As of December 2008, Galicia Seguros ranked sixth in terms of the number of group life insurance policies underwritten and tenth in terms of the number of home insurance policies underwritten.
Sales and Marketing
Banco Galicia’s and the regional credit card companies’ distribution capabilities are our principal marketing channels. Our distribution network is one of the largest and most flexible distribution platforms in the country and has nationwide coverage. The network of offices of the regional credit-card companies mainly serves the medium and low income segments of the population, which generally make less use of bank services, through offices located all across the Interior of the country and through Banco Galicia, we operate a nationwide distribution network, which is one of the most extensive and diversified distribution networks among private-sector financial institutions in Argentina.

March 2009
Branches (number)
Bank Branches	238
Regional Credit Card Cos. Branches	152
Business Centers and In-House Facilities	15
Private-Banking Centers	12
Electronic Banking Terminals (number)
ATMs	641
Self-Service Terminals	758
Electronic Banking Transactions (thousands per month)
ATMs + Self-Service Terminals	7,724
Phone-Banking	457
e-banking	12,693

The Bank markets all of its financial products and services to high-, medium- and medium-low-income individuals, including loans, insurance and FIMA family of mutual funds, among others, through its branch network, which operates on-line in real time. Within the branches, the sales force is specialized by type of customer and by customer segment. The Bank’s sales policy encourages tellers to perform sales functions as well. Wealthy individuals who are private banking customers are served by specialized officers and a specialized network of service centers, including a head office facility.
Commercial and investment banking services to large corporations and other entities are provided in a centralized manner. Branch officers are responsible for the Bank’s relationship with middle-market and small businesses and most of the agriculture and livestock sector customers. The Bank also has established specialized centers that concentrate on providing service to businesses, which are distributed across the country and located in main cities of the Interior and certain customer companies facilities.
All of the Bank’s individual and corporate customers have access to the Bank’s electronic distribution channels, including the ATM and self-service terminals network and self-service terminals (“Red Galicia 24”), a multifunction call center (the “CCC”), an e-banking website (e-galicia.com) and a banking service through cell phones (“Galicia Móvil”). In addition, the Bank has a special sales unit specializing in marketing various retail banking products and services, and a centralized unit specializing in the marketing of mortgage loans, which works together with realtors.
Banco Galicia is clearly client service oriented and assigns great importance to its service model and seeks to improve it constantly. In 2005, a new sales and service model was designed and implemented, with the purpose of increasing commercial efficacy, establishing an integrated strategy among the different distribution channels and improving the quality of service. In line with this model, the Bank moved forward in its specialization of distribution channels (readjusting product offerings by segment/channel), the redesign of the customer service model at the branches, and the attraction of new open-market customers, among others. Also a plan for the migration of cash operations to automatic means in order to reduce operating burden and waiting times at the branches was added. In 2006, the new customer service model, which had been implemented in all branches during the previous year, was reinforced through the assignment of business officers for medium- and high-income individuals as well as for companies. In the latter case, emphasis was placed on the agricultural and livestock sectors and the whole range of the SMEs segment. During 2007, the number of officials specializing in personalized service to the higher potential customer segments was increased while in 2008 the retail sales unit recorded significant growth increasing its distribution and service capacity.

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
During 2007, the Bank completed a brand image change project, launching its new brand and starting to use it in all products and communication pieces on March 31, 2008. Implementation at the branches was launched and will be gradual. This decision not only implies a change in style, but is also strategic and goes hand in hand with the continuous development of the Bank’s products and services. This change is focused on visually communicating the Bank’s identity in a more modern way and on achieving a better connection between its identity and visual representation.
The Bank considers quality of service as the main element capable of distinguishing it from competitors. In order to measure this indicator, the Bank periodically performs surveys, with positive results in the last years, showing high customer satisfaction. During 2005, the Bank implemented new measures and activities, especially at the branch level, and during 2006, started the implementation of a three-year plan for the purpose of strengthening the organizational culture through certain values such as commitment, kindness, and accuracy, while continuing with the assessment of service quality at the branches. This assessment is part of the incentive program and is based on the ongoing monitoring of indicators of customer satisfaction, service quality and the response to claims. In November 2005, the Bank began adhering to the “Code of Banking Practices” established by the four bank associations of Argentina, which will further contribute to the improvement of the quality of service.
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
Property
The following are our main principal assets, as of December 31, 2008:

		Square
		Meters
Property	Address	(approx.)	Main Uses
Grupo Financiero Galicia
- Owned	-Tte. Gral. Juan D. Perón 456, 2nd floor, Buenos Aires, Argentina	191	Administrative activities
	-Maipú 241, Buenos Aires, Argentina (1)	1,616	Administrative activities

Banco de Galicia y Buenos Aires S.A.
- Owned	-Tte. Gral. Juan D. Perón 407, Buenos Aires, Argentina	17,300	Administrative activities
	-Tte. Gral. Juan D. Perón 430, Buenos Aires, Argentina	42,000	Administrative activities
	-Florida 361, Buenos Aires, Argentina	7,340	Administrative activities
- Rented	-San Martín 178/200, Buenos Aires, Argentina	3,600	Administrative activities

Banco Galicia Uruguay S.A.
- Owned	-Dr. Americo Ricaldoni 2468, Montevideo, Uruguay	400	Administrative activities
	-Punta del Este, Uruguay		Former Branch
- Rented	-Montevideo, Uruguay	580	Storage

Tarjeta Naranja S.A.
- Owned	-Sucre 152, 154 and 541, Córdoba, Argentina	6,300	Administrative activities
	-Humberto Primo, Córdoba, Argentina: 7 properties	4,900	Administrative activities
	-Ruta Nacional 36, km. 8, Córdoba, Argentina	49,200	Storage
	-San Jerónimo 2348 and 2350, Santa Fe, Argentina	1,475	Administrative activities
	Río Grande, Tierra del Fuego, Argentina	300	Commercial activities

- Rented	-Sucre 145/151, La Rioja 359, 364 and 375, Córdoba, Argentina	4,450	Administrative activities, printing centre and storage
Tarjetas Cuyanas S.A.
- Rented	-Belgrano 1415, Mendoza, Argentina	1,740	Administrative activities
	-Belgrano 1462, Mendoza, Argentina	1,156	Administrative activities
	-Vicente Zapata 145, Mendoza, Argentina	280	Printing centre
	-Olascoaga 348, San José, Mendoza, Argentina	580	Storage

Tarjetas del Mar S.A.
- Rented	-Luro 3001, Mar del Plata, Buenos Aires, Argentina	240	Administrative Activities
	-Luro 2943, Mar del Plata, Buenos Aires, Argentina	765	Administrative Activities

Galicia Seguros S.A.
- Owned	-Maipú 241, Buenos Aires, Argentina	1,643	Administrative activities

Net Investment S.A.
- Rented	-25 de Mayo 702, 3rd floor, Buenos Aires, Argentina	290	Administrative activities

Galicia Warrants S.A.
- Owned	-Tte. Gral. Juan D. Perón 456, 6th floor, Buenos Aires, Argentina	118	Administrative activities
	-Ruta Nacional 18, Km. 209, San Salvador, Entre Ríos, Argentina	47,917	Storage
- Leased	-Alsina 3450, San Miguel de Tucumán, Tucumán, Argentina	12,800	Storage
- Rented	-Lavalle 3272, San Miguel de Tucumán, Tucumán, Argentina	3,200	Storage
	-Alto Verde, Chicligasta, Tucumán, Argentina	2,000	Storage
	-Pasaje 1° de Mayo Esquina 25 de Mayo, Barrio el Corte Alderete, Tucumán, Argentina	2,000	Storage
	-San Martín 891 PB, San Miguel de Tucumán, Tucumán, Argentina	64	Administrative activities

Galval Agente de Valores S.A.
- Rented	-Zona Franca, Montevideo, Uruguay	120	Administrative activities

GV Mandataria de Valores S.A.
- Rented	-25 de Mayo 432, 3rd floor, Buenos Aires, Argentina (2)	336	Administrative activities

(1)	We lease six units to the Bank equivalent to 1,159.5 square meters, for Ps. 34,784.1 per month and two units to Galicia Seguros S.A. equivalent to 413.6 square meters, for Ps. 12,408.3 per month. We hold a 45.4 square meters unit vacant for storage.

(2)	Banco Galicia leases a property to GV Mandataria, for US$4,500 per month during the first year, US$4,635 during the second year and US$4,775 during the third year.

In 1994, Banco Galicia purchased the building located at Reconquista 188/200, in Buenos Aires and, between 1992 and 2000, it purchased the building located at Tte. Gral. Juan D. Perón 444, in Buenos Aires. In addition to these locations, the Bank has a new corporate tower at Tte. Gral. Juan D. Perón 430, which centralizes most of its offices.
As of December 31, 2008, our distribution network consisted of:
•	Banco Galicia: 238 branches located in Argentina, 137 of which were owned and 101 of which were rented by Banco Galicia, located in all of Argentina’s 23 provinces.
•	Tarjeta Naranja S.A.: 114 sales points located in 21 of the 23 Argentine provinces, 113 of which were rented by the company.
•	Tarjetas Cuyanas S.A.: 28 sales points located in the provinces of Mendoza, San Juan, San Luis, Santiago del Estero, La Pampa, La Rioja, Catamarca, Neuquén, Rio Negro, Salta, Jujuy and Tucumán. All of them were rented.
•	Tarjetas del Mar S.A.: 8 sales points located in the Province of Buenos Aires, all of which were rented.
Capital Investments and Divestitures
During 2008, our capital expenditures amounted to Ps. 279.9 million, distributed as follows:
•	Ps. 103.4 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings);
•	Ps. 44 million in construction in progress; and
•	Ps. 132.5 million in organizational and IT system development expenses.
During 2007, our capital expenditures amounted to Ps. 208.7 million, distributed as follows:
•	Ps. 80.5 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings);
•	Ps. 44.7 million in construction in progress; and
•	Ps. 83.5 million in organizational and IT system development expenses.
During 2006, our capital expenditures amounted to Ps. 136.5 million, distributed as follows:
•	Ps. 41.7 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings);
•	Ps. 46.7 million in construction in progress; and
•	Ps. 48.1 million in organizational and IT system development expenses.

These capital expenditures were made mainly in Argentina.
During 2008, Grupo Financiero Galicia decided to create G.V. Mandataria de Valores S.A., contributing working capital of Ps. 0.6 million. Its main object is to develop securities related businesses; currently, it is attending to the development of securities related business for Grupo Financiero Galicia’s controlled Galval Agente de Valores S.A.
In addition, also during 2008, Grupo Financiero Galicia contributed working capital to Net Investment for Ps. 0.2 million.
During September 2008, the interests and credits that Banco Galicia had in Aguas Argentinas S.A. and Aguas Provinciales de Santa Fe S.A. (in liquidation) were sold, and the contingent obligations timely assumed in relation to such investments were also settled. As of December 31, 2007, the interests were fully provisioned, while the credits had their related regulatory provisions according to the debtor’s standing. As of September 30, 2008, and as a result of this transaction, a profit amounting to Ps. 23.4 million was generated.
In 2007, after having obtained the necessary authorizations, on July 27, 2007 Grupo Financiero Galicia subscribed and paid for 93,604,637 of Banco Galicia’s class “B” shares with a face value of Ps. 1.0 each. Payment for the shares was made in cash in an amount equal to Ps. 175.3 millions and in 2014 Notes issued by Banco Galicia with a face value of US$102.2 million. There were no capital contributions to any other of our subsidiaries during 2007.
On December 19, 2006, Tarjeta Naranja S.A. paid Ps. 0.009 million to acquire a 99.4% ownership interest in Ancud Comercial S.A., a company incorporated in the Dominican Republic (which is currently known as Tarjeta Naranja Dominicana S.A). On the same date, Tarjeta Naranja S.A. made a US$4 million capital contribution to such company. The total investment in such company amounted to Ps. 12.1 million.
We have budgeted capital expenditures for the fiscal year ending December 31, 2009, for the following purposes and amounts:

	(In millions of Pesos)
Construction of the New Corporate Tower (construction, furniture, equipment, phones, etc.)	Ps.	14.5
Fixed Assets		94.3
Organizational and IT System Development		90.8
In Subsidiaries		8.0

Total	Ps.	207.6

Management considers that internal funds will be sufficient to finance fiscal year 2009 capital expenditures.
In addition, on June 2, 2009, Banco Galicia entered into an agreement with American International Group, Inc. and AIG Consumer Finance Group (“AIG”) to purchase 80% of AIG’s shares in its consumer finance operations in Argentina, consisting of Compañía Financiera Argentina S.A. (“CFA”), Cobranzas y Servicios S.A. (“CyS”) and AIG Universal Processing Center S.A. (“UPC”) in a transaction that involves the sale of all the shares of said companies to Banco Galicia along with other third parties. Through this transaction, which amounts to Ps. 133.2 million, the Bank will be able to further consolidate its expansion strategy in the Argentine market. The consummation of this purchase, however, is subject to the satisfaction of certain conditions, including the approval of the Argentine Central Bank.
Selected Statistical Information
You should read this information in conjunction with the other information provided in this annual report, including our audited consolidated financial statements and Item 5. “Operating and Financial Review and Prospects”. We prepared this information from our financial records, which are maintained under accounting methods established by the Argentine Central Bank under Argentine Banking GAAP, and do not reflect adjustments necessary to reflect the information in accordance with U.S. GAAP.
The exchange rate used in translating Pesos into US Dollars, which is used in calculating the convenience translations included in the following tables is the Reference Exchange Rate published by the Argentine Central Bank, which was Ps. 3.4537, Ps. 3.1510 and Ps. 3.0695 per US$1.00 as of December 31, 2008, December 31, 2007 and December 31, 2006 respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into US Dollars at the rates indicated or any other rate. See Item 3. “Key Information-Exchange Rate Information.”
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

The following table shows our consolidated average balances, accrued interest and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2008.

	Fiscal Year Ended December 31, 2008 (*)
	Pesos			Dollars			Total
			Average			Average			Average
	Average	Accrued	Yield/	Average	Accrued	Yield/	Average	Accrued	Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	1,161.4	72.2	6.22	2,480.8	76.3	3.08	3,642.2	148.5	4.08
Loans
Private Sector	8,848.1	1,756.6	19.85	1,964.4	132.6	6.75	10,812.5	1,889.2	17.47
Public Sector	1,264.8	165.7	13.10	—	—	—	1,264.8	165.7	13.10

Total Loans	10,112.9	1,922.3	19.01	1,964.4	132.6	6.75	12,077.3	2,054.9	17.01

Other	2,908.1	197.0	6.77	1,264.9	15.2	1.20	4,173.0	212.2	5.09

Total Interest-Earning Assets	14,182.4	2,191.5	15.45	5,710.1	224.1	3.92	19,892.5	2,415.6	12.14

Cash and Gold	599.2	—	—	287.9	—	—	887.1	—	—
Equity in Other Companies	708.4	—	—	63.8	—	—	772.2	—	—
Other Assets	2,211.6	—	—	218.2	—	—	2,429.8	—	—
Allowances	(479.1)	—	—	(90.0)	—	—	(569.1)	—	—

Total Assets	17,222.5	—	—	6,190.0	—	—	23,412.5	—	—

Liabilities and Equity
Deposits
Current Accounts	697.7	21.6	3.10	250.4	—	—	948.1	21.6	2.28
Savings Accounts	1,849.3	4.7	0.25	738.4	—	—	2,587.7	4.7	0.18
Time Deposits	5,797.6	749.9	12.93	971.8	17.8	1.83	6,769.4	767.7	11.34

Total Interest-Bearing Deposits	8,344.6	776.2	9.30	1,960.6	17.8	0.91	10,305.2	794.0	7.70

Argentine Central Bank	—	—	—	0.4	—	—	0.4	—	—
Other Financial Entities	297.7	53.8	18.07	797.5	39.3	4.93	1,095.2	93.1	8.50
Debt Securities	487.3	70.5	14.47	2,312.5	209.6	9.06	2,799.8	280.1	10.00
Other	224.9	21.6	9.60	1,269.0	88.9	7.01	1,493.9	110.5	7.40

Total Interest-Bearing Liabilities	9,354.5	922.1	9.86	6,340.0	355.6	5.61	15,694.5	1,277.7	8.14

Demand Deposits	2,873.6	—	—	12.4	—	—	2,886.0	—	—
Other Liabilities	2,313.1	—	—	559.5	—	—	2,872.6	—	—
Minority Interests	214.4	—	—	—	—	—	214.4	—	—
Shareholders’ Equity	1,745.0	—	—	—	—	—	1,745.0	—	—

Total Liabilities and Equity	16,500.6	—	—	6,911.9	—	—	23,412.5	—	—

Spread and Net Yield
Interest Rate Spread			5.59			(1.69)			4.00
Cost of Funds Supporting Interest-Earning Assets			6.50			6.23			6.42
Net Yield on Interest-Earning Assets			8.95			(2.30)			5.72

(*)	Rates include the CER adjustment.

The following table shows our consolidated average balances, accrued interest and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2007.

	Fiscal Year Ended December 31, 2007 (*)
	Pesos			Dollars			Total
			Average			Average			Average
	Average	Accrued	Yield/	Average	Accrued	Yield/	Average	Accrued	Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	1,209.1	16.9	1.40	3,069.7	129.4	4.22	4,278.8	146.3	3.42
Loans
Private Sector	7,178.8	1,163.5	16.21	1,665.0	107.1	6.43	8,843.8	1,270.6	14.37
Public Sector	1,685.1	221.2	13.13	—	—	—	1,685.1	221.2	13.13

Total Loans	8,863.9	1,384.7	15.62	1,665.0	107.1	6.43	10,528.9	1,491.8	14.17

Other(1)	2,378.1	155.2	6.53	1,040.1	29.8	2.87	3,418.2	185.0	5.41

Total Interest-Earning Assets	12,451.1	1,556.8	12.50	5,774.8	266.3	4.61	18,225.9	1,823.1	10.00

Cash and Gold	484.6	—	—	201.6	—	—	686.2	—	—
Equity in Other Companies	661.0	—	—	65.2	—	—	726.2	—	—
Other Assets	2,010.4	—	—	126.8	—	—	2,137.2	—	—
Allowances	(335.9)	—	—	(107.2)	—	—	(443.1)	—	—

Total Assets	15,271.2	—	—	6,061.2	—	—	21,332.4	—	—

Liabilities and Equity
Deposits
Current Accounts	531.0	16.4	3.09	147.4	—	—	678.4	16.4	2.42
Savings Accounts	1,647.2	5.1	0.31	605.7	—	—	2,252.9	5.1	0.23
Time Deposits	5,705.6	547.0	9.59	900.6	15.4	1.71	6,606.2	562.4	8.51

Total Interest-Bearing Deposits	7,883.8	568.5	7.21	1,653.7	15.4	0.93	9,537.5	583.9	6.12

Argentine Central Bank	261.3	68.8	26.33	0.2	—	—	261.5	68.8	26.31
Other Financial Entities	186.4	27.2	14.59	352.8	16.9	4.79	539.2	44.1	8.18
Debt Securities	530.0	77.7	14.66	2,830.1	213.3	7.54	3,360.1	291.0	8.66
Other	149.7	16.5	11.02	1,010.8	66.9	6.62	1,160.5	83.4	7.19

Total Interest-Bearing Liabilities	9,011.2	758.7	8.42	5,847.6	312.5	5.34	14,858.8	1,071.2	7.21

Demand Deposits	2,287.6	—	—	19.9	—	—	2,307.5	—	—
Other Liabilities	1,872.7	—	—	513.8	—	—	2,386.5	—	—
Minority Interests	172.9	—	—	—	—	—	172.9	—	—
Shareholders’ Equity	1,606.7	—	—	—	—	—	1,606.7	—	—

Total Liabilities and Equity	14,951.1	—	—	6,381.3	—	—	21,332.4	—	—

Spread and Net Yield
Interest Rate Spread			4.08			(0.73)			2.79
Cost of Funds Supporting Interest-Earning Assets			6.09			5.41			5.88
Net Yield on Interest-Earning Assets			6.41			(0.80)			4.13

(*)	Rates include the CER adjustment.

(1)	Includes, among other amounts, the amounts corresponding to the Compensatory Bond and the Hedge Bond to be received.

The following table shows our consolidated average balances, accrued interest and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2006.

	Fiscal Year Ended December 31, 2006 (*)
	Pesos			Dollars			Total
			Average			Average			Average
	Average	Accrued	Yield/	Average	Accrued	Yield/	Average	Accrued	Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	3,501.5	252.5	7.21	1,174.3	60.0	5.11	4,675.8	312.5	6.68
Loans
Private Sector	5,148.2	754.0	14.65	1,333.3	75.1	5.63	6,481.5	829.1	12.79
Public Sector	4,369.5	496.3	11.36	—	—	—	4,369.5	496.3	11.36

Total Loans	9,517.7	1,250.3	13.14	1,333.3	75.1	5.63	10,851.0	1,325.4	12.21

Other(1)	1,778.4	125.5	7.06	4,447.4	158.8	3.57	6,225.8	284.3	4.57

Total Interest-Earning Assets	14,797.6	1,628.3	11.00	6,955.0	293.9	4.23	21,752.6	1,922.2	8.84

Cash and Gold	432.7	—	—	210.0	—	—	642.7	—	—
Equity in Other Companies	561.1	—	—	44.2	—	—	605.3	—	—
Other Assets	1,970.2	—	—	80.8	—	—	2,051.0	—	—
Allowances	(348.8)	—	—	(88.3)	—	—	(437.1)	—	—

Total Assets	17,412.8	—	—	7,201.7	—	—	24,614.5	—	—

Liabilities and Equity
Deposits
Current Accounts	536.8	21.0	3.91	122.0	—	—	658.8	21.0	3.19
Savings Accounts	1,283.0	4.4	0.34	506.3	—	—	1,789.3	4.4	0.25
Time Deposits	4,556.3	405.8	8.91	741.6	9.6	1.29	5,297.9	415.4	7.84

Total Interest-Bearing Deposits	6,376.1	431.2	6.76	1,369.9	9.6	0.70	7,746.0	440.8	5.69

Argentine Central Bank	6,083.0	769.5	12.65	0.1	—	—	6,083.1	769.5	12.65
Other Financial Entities	265.9	35.1	13.20	172.9	11.3	6.54	438.8	46.4	10.57
Debt Securities	170.7	24.4	14.29	3,261.7	270.5	8.29	3,432.4	294.9	8.59
Other	108.8	12.2	11.21	1,084.9	96.2	8.87	1,193.7	108.4	9.08

Total Interest-Bearing Liabilities	13,004.5	1,272.4	9.78	5,889.5	387.6	6.58	18,894.0	1,660.0	8.79

Demand Deposits	1,735.8	—	—	20.6	—	—	1,756.4	—	—
Other Liabilities	1,651.9	—	—	518.8	—	—	2,170.7	—	—
Minority Interests	144.1	—	—	—	—	—	144.1	—	—
Shareholders’ Equity	1,649.3	—	—	—	—	—	1,649.3	—	—

Total Liabilities and Equity	18,185.6	—	—	6,428.9	—	—	24,614.5	—	—

Spread and Net Yield
Interest Rate Spread			1.22			(2.35)			0.05
Cost of Funds Supporting Interest-Earning Assets			8.60			5.57			7.63
Net Yield on Interest-Earning Assets			2.41			(1.35)			1.21

(*)	Rates include the CER adjustment.

(1)	Includes, among other amounts, the amounts corresponding to the Compensatory Bond and the Hedge Bond to be received.
The negative interest rate spread in US Dollars and the negative net yield on interest-earning assets in US Dollars are due to the fact that the yield on the Dollar-denominated assets (mainly Boden 2012 Bonds) is lower than the cost of the Dollar-denominated liabilities (mainly the Bank’s restructured foreign debt).

Changes in Net Interest Income-Volume and Rate Analysis
The following table allocates, by currency, changes in our consolidated interest income and interest expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for (i) the fiscal year ended December 31, 2008 compared with the fiscal year ended December 31, 2007; and (ii) the fiscal year ended December 31, 2007, compared with the fiscal year ended December 31, 2006. Differences related to rate or volume are allocated proportionally to the rate variance and the volume variance, respectively.

	Fiscal Year 2008/ Fiscal Year 2007,			Fiscal Year 2007/ Fiscal Year 2006,
	Increase (Decrease) due to changes in			Increase (Decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of Pesos)
Interest Earning Assets
Government Securities
Pesos	(0.6)	55.9	55.3	(105.6)	(130.0)	(235.6)
Dollars	(22.0)	(31.1)	(53.1)	77.8	(8.4)	69.4

Total	(22.6)	24.8	2.2	(27.8)	(138.4)	(166.2)
Loans
Private Sector
Pesos	301.5	291.6	593.1	322.3	87.2	409.5
Dollars	20.0	5.5	25.5	20.4	11.6	32.0

Total	321.5	297.1	618.6	342.7	98.8	441.5
Public Sector
Pesos	(55.1)	(0.4)	(55.5)	(368.5)	93.4	(275.1)
Dollars	—	—	—	—	—	—

Total	(55.1)	(0.4)	(55.5)	(368.5)	93.4	(275.1)
Other
Pesos	35.7	6.1	41.8	38.2	(8.5)	29.7
Dollars	8.7	(23.3)	(14.6)	(102.6)	(26.4)	(129.0)

Total	44.4	(17.2)	27.2	(64.4)	(34.9)	(99.3)
Total Interest-Earning Assets
Pesos	281.5	353.2	634.7	(113.6)	42.1	(71.5)
Dollars	6.7	(48.9)	(42.2)	(4.4)	(23.2)	(27.6)

Total	288.2	304.3	592.5	(118.0)	18.9	(99.1)

Interest Bearing Liabilities
Demand Account
Pesos	5.2	—	5.2	(0.2)	(4.4)	(4.6)
Dollars	—	—	—	—	—	—

Total	5.2	—	5.2	(0.2)	(4.4)	(4.6)
Savings Account
Pesos	0.9	(1.3)	(0.4)	1.1	(0.4)	0.7
Dollars	—	—	—	—	—	—

Total	0.9	(1.3)	(0.4)	1.1	(0.4)	0.7
Time Deposits
Pesos	9.0	193.9	202.9	108.4	32.8	141.2
Dollars	1.3	1.1	2.4	2.3	3.5	5.8

Total	10.3	195.0	205.3	110.7	36.3	147.0
With the Argentine Central Bank
Pesos	(34.4)	(34.4)	(68.8)	(1,110.3)	409.6	(700.7)
Dollars	—	—	—	—	—	—

Total	(34.4)	(34.4)	(68.8)	(1,110.3)	409.6	(700.7)
With Other Financial Entities
Pesos	19.0	7.6	26.6	(12.2)	4.3	(7.9)
Dollars	21.9	0.5	22.4	7.5	(1.9)	5.6

Total	40.9	8.1	49.0	(4.7)	2.4	(2.3)
Negotiable Obligations
Pesos	(6.2)	(1.0)	(7.2)	52.7	0.6	53.3
Dollars	(42.8)	39.1	(3.7)	(33.8)	(23.4)	(57.2)

Total	(49.0)	38.1	(10.9)	18.9	(22.8)	(3.9)
Other liabilities
Pesos	6.9	(1.8)	5.1	4.5	(0.2)	4.3
Dollars	17.9	4.1	22.0	(6.2)	(23.1)	(29.3)

Total	24.8	2.3	27.1	(1.7)	(23.3)	(25.0)
Total Interest Bearing Liabilities
Pesos	0.4	163.0	163.4	(956.0)	442.3	(513.7)
Dollars	(1.7)	44.8	43.1	(30.2)	(44.9)	(75.1)
Total	(1.3)	207.8	206.5	(986.2)	397.4	(588.8)
Of the Ps. 592.5 million increase in interest income for fiscal year 2008 as compared to the previous year, 51.4% is explained by an increase in rates and 48.6% is explained by an increase in volume. The main increases both in volume and in rates were due to the loans to the private sector in Pesos.

In terms of interest expenses, the Ps. 206.5 million increase was mainly due to the increase in the rate of Peso-denominated time deposits (Ps. 193.5 million). Although the rates of the Dollar-denominated negotiable obligations increased (Ps. 39.1 million), the reduction in volume offset said increase and the combined effect showed a slight improvement.
Interest-Earning Assets-Net Yield on Interest-Earning Assets
The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest earned, and illustrates the net yields and spreads obtained, for each of the periods indicated.

	Fiscal Year Ended December 31,
	2008	2007	2006
	(in millions of Pesos, except percentages)
Total Average Interest-Earning Assets
Pesos	14,182.4	12,451.1	14,797.6
Dollars	5,710.1	5,774.8	6,955.0

Total	19,892.5	18,225.9	21,752.6

Net Interest Earned (1)
Pesos	1,269.4	798.1	355.9
Dollars	(131.5)	(46.2)	(93.7)

Total	1,137.9	751.9	262.2

Net Yield on Interest-Earning Assets (2) (%)
Pesos	8.95	6.41	2.41
Dollars	(2.30)	(0.80)	(1.35)

Weighted-Average Yield	5.72	4.13	1.21

Interest Spread, Nominal Basis (3) (%)
Pesos	5.59	4.08	1.22
Dollars	(1.69)	(0.73)	(2.35)

Weighted-Average Yield	4.00	2.79	0.05

Credit Related Fees Included in Net Interest Earned
Pesos	69.9	43.5	26.4
Dollars	—	—	—

Total	69.9	43.5	26.4

(1)	Net interest earned corresponds to the net financial income (“Financial Income” minus “Financial Expenses,” as set forth in the Income Statement), plus (i) financial fees included in “Income from Services — In Relation to Lending Transactions” in the Income Statement,(ii) contributions to the Deposits Insurance Fund included in the item with the same denomination that is part of the “Financial Expenses” caption in the Income Statement, and (iii) contributions and taxes on financial income included in the Income Statement under “Financial Expenses — Others”; minus (i) net income from corporate securities, included under “Financial Income/Expenses — Interest Income and Gains/Losses from Holdings of Government and Corporate Securities,” in the Income Statement,(ii) differences in quotation of gold and foreign currency included in the item with the same denomination that is part of the Financial Expenses/Income caption in the Income Statement, and (iii) the premiums and adjustments on forward transactions in foreign currency, included in the item “Financial Income-Others” in the Income Statement. Net interest earned also includes income from government securities used as security margins in repurchase transactions. This income/loss is included in “Miscellaneous Income/Loss — Others” in the Income Statement. Net income from government securities includes both interest and gains/losses due to the variation of market quotations.

(2)	Net interest earned, divided by average interest-earning assets.

(3)	Interest spread, nominal basis is the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing deposits.

Government and Corporate Securities
The following table shows our holdings of government and corporate securities at the balance sheet dates stated below, and the breakdown of the portfolio in accordance with the Argentine Central Bank classification system and by the currency of denomination of the relevant securities. Our holdings of government securities represent mainly holdings of the Bank.

	Fiscal Year Ended December 31,
	2008	2007	2006
	(in millions of Pesos)
Government Securities
Pesos
Investment	22.8	17.1	—
Issued by Argentine Central Bank — Lebac and Nobac	22.8	17.1	—
Trading	233.7	38.9	0.1
Bonar	—	36.7	—
Bogar Bonds	1.6	2.1	—
Others	232.1	0.1	0.1
Issued by Argentine Central Bank	550.2	331.6	119.5
Lebac Unquoted	—	11.0	—
Lebac Quoted	—	103.3	17.7
Nobac Unquoted	520.2	8.3	101.8
Nobac Quoted	30.0	209.0	—
Without Quotation	69.8	1.9	433.5
Bogar	—	—	428.6
Discount Bonds in Pesos	69.8	1.9	4.9

Total Government Securities in Pesos	876.5	389.5	553.1

Dollars
Investment	527.4	1,303.4	2,608.8
Boden 2012 Bonds	525.9	1,303.4	2,608.8
Boden 2013 Bonds	1.5	—	—
Trading	127.9	0.1	26.4
Boden 2012 Bonds	—	0.1	26.3
Boden 2013-2015 Bonds	127.5	—	—
Others	0.4	—	0.1

Total Government Securities in Dollars	655.3	1,303.5	2,635.2

Total Government Securities	1,531.8	1,693.0	3,188.3

Corporate Securities	0.1	1.0	0.3
Corporate Equity Securities (Quoted) in Pesos	0.1	1.0	—
Corporate Equity Securities (Quoted) in Dollars	—	—	0.3

Total Government and Corporate Securities	1,531.9	1,694.0	3,188.6

The Ps. 525.9 million holdings of Boden 2012 Bonds (US$ 300.7 million of face value) represent Boden 2012 Bonds resulting from the Bank’s purchase of the Hedge Bond. The decrease in our holdings of government securities in 2008 mainly reflects a decrease in our investment holdings of Boden 2012 Bonds mainly because of the reinstatement of repurchase guarantees originated in the collection of the coupon of amortization and in the fall of prices described in our consolidated financial statements. It also includes an increase in forward sales (Ps. 232.1 million and Ps. 127.5 million) and in Government securities issued by the Argentine Central Bank (Ps. 218.6 million).

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
It is worth mentioning that due to the international financial crisis, over the last months of fiscal year 2008 domestic as well as international capital markets evidenced a high level of volatility with respect to equity and debt securities quotations. As explained under Item 4. “Information on the Company-Selected Statistical Information-Government and Corporate Securities-Valuation,” and Item 5.A. “Operating Results-Critical Accounting Policies- U.S. GAAP - Critical Accounting Policies-Fair Value Estimates”, our public-sector assets are recorded in accordance with Argentine Banking GAAP, as established by the Argentine Central Bank valuation rules. Had these securities been marked-to-market, shareholders’ equity would have been reduced by approximately Ps. 1,827.0 million as of December 31, 2008.
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
As of December 31, 2008, our position in government securities amounted to Ps. 3,645.3 million, and the difference between our holdings of government securities and our net position was mainly due to forward purchases of Boden 2012 Bonds and Discount Bonds in Pesos, in connection with repurchase agreements, for Ps. 1,824.9 million and Ps. 597.1 million, respectively, to forward sales of PR12 bonds (“Bonos de Consolidación en Moneda Nacional Cuarta Serie 2%”), Boden 2013 and Boden 2015 for Ps. 232.1 million, Ps. 79.8 million and Ps. 47.7 million, respectively and to Ps. 51.1 million of Lebac and Nobac delivered to the Rosario Futures Exchange (“Rofex”) as guarantees of transactions conducted on such exchange.

	As of December 31, 2008
				Spot	Spot
		Forward	Forward	purchases	sales	Net
	Holdings	Purchases	Sales	to be settled	to be settled	Position
	(in millions of Pesos)
Government Securities
Held for Investment Purposes
Pesos	22.8	—	—	—	—	22.8
Dollar	525.9	1,824.9	—	—	—	2,350.8
Held for Trading Purposes
Pesos	233.7	—	232.1	—	—	1.6
Dollar	129.4	—	127.5	—	—	1.9
Securities without Quotation
Pesos	69.8	597.1	—	—	—	666.9
Instruments issued by the Argentine Central Bank
Pesos	550.2	—	—	—	—	550.2
Other	—	51.1	—	—	—	51.1

Total Government Securities	1,531.8	2,473.1	359.6	—	—	3,645.3

Corporate Equity Securities (Quoted)	0.1	—	—	—	—	0.1

Total Government and Corporate Securities	1,531.9	2,473.1	359.6	—	—	3,645.4

As of December 31, 2008 and based on quoted market prices:
•	The market value of our position in Boden 2012 Bonds was Ps. 1,253.4 million. This total comprises both our holdings recorded as government securities held for investment and our forward purchases in connection with repurchase agreements.

•	The market value of our position in Discount Bonds in Pesos and GDP-Linked Negotiable Securities was Ps. 196.5 million.

•	Our holdings of Lebac and Nobac and Bonar Bonds were marked-to-market.
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
Within the context of high volatility experienced by the international and local capital markets since July 2007, the Argentine Central Bank issued Communiqué “A” 4698 dated August 24, 2007, through which, among other items, it established that debt instruments issued by such institution that are included in the volatility list published monthly by that institution, may be classified in investment accounts and recorded at their amortized cost plus the corresponding internal rate of return, as long as the financial institution commits to hold them until maturity. The difference with respect to the market value has to be disclosed in the notes to the quarterly and annual financial statements. Holdings in investment accounts may be used in repurchase transactions, subject to certain conditions.

Securities received by financial institutions as compensation for the effects of the asymmetric pesification established by Decrees No. 905/02 and complementary rules (in the Bank’s case, Boden 2012 Bonds) are carried at their “technical value”, in accordance with Argentine Central Bank Communiqué “A” 3785 issued on October 29, 2002. “Technical value” means the face value adjusted by contractual terms. In accordance with Argentine Central Bank rules, the Bank recorded the Boden 2012 Bonds already received at 100% of their technical value. As of December 31, 2008 and 2007, the Boden 2012 Bonds were trading at approximately 53% and 89% of such value, respectively. The market value of the Bank’s position in these securities, as of December 31, 2008, is shown in “Government Securities-Net Position” above.
Also in the context of the high market volatility in the second half of 2007, by means of Communiqué “A” 4702 dated August 30, 2007, the Argentine Central Bank established that holdings of debt securities issued by such entity and of government securities may be classified as “Available for Sale”. These holdings must be recorded at their market value, with the use of such methodology as well as the potential effect on the income statement disclosed in the notes to the financial statements. The difference (negative or positive) between the carrying amount of these holdings and their market value has to be recognized in equity accounts specially created for this effect. Interest will be recognized in the income statement in each period by accruing the internal rate of return, with the counterpart recorded in equity accounts. The rule allows the use of these holdings in repurchase transactions subject to certain conditions, and for withdrawal from this category in the case of sale, collection of amortization and/or principal installment or when the volatility published by the Argentine Central Bank is no longer available, in which case they must be recorded under “Holdings without Quotation”.
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

	January	February	March	April	May	June	July	August	September	October	November	December
2003			3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00	3.00
2004	3.25	3.25	3.25	3.25	3.25	3.25	3.29	3.33	3.37	3.41	3.46	3.50
2005	3.54	3.58	3.62	3.66	3.71	3.75	3.79	3.83	3.87	3.91	3.96	4.00
2006	4.08	4.15	4.23	4.31	4.39	4.47	4.56	4.64	4.73	4.82	4.91	5.00
2007	5% + 0.04xTMC	5% + 0.08xTMC	5% + 0.13xTMC	5% + 0.17xTMC	5% + 0.21xTMC	5% + 0.25xTMC	5% + 0.29xTMC	5% + 0.33xTMC	5% + 0.38xTMC	5% + 0.42xTMC	5% + 0.46xTMC	5% + 0.50xTMC
2008	5% + 0.58xTMC	5% + 0.66xTMC	5% + 0.75xTMC	5% + 0.83xTMC	5% + 0.92xTMC	TM (as from June 2008)

Where:

TM =	average market rate informed by the Argentine Central Bank based on the internal rates of return of government securities with similar “modified duration”.

TMC =	average market rate corrected = TM — 5%.

By means of Communiqué “A” 4704, dated September 7, 2007, effective August 31, 2007, the Argentine Central Bank resolved to set the discount rate to be used for the valuation of public-sector assets within the scope of Communiqué “A” 3911 and complementary rules at a value that does not imply either a loss or a gain at the level of the financial system as a whole, taking into account the accrual of such assets’ yield, and, if applicable, adjusted by the Coeficiente de Estabilización de Referencia (“CER,” Reference Stabilization Index). This criterion will be applicable as long as, when applying the rate that would correspond according to the table above, the discount rate is such that it implies a loss -for the financial system as a whole- in the valuation of the comprised portfolio.
Through Communiqué “A” 4084, dated January 30, 2004, public-sector assets granted as collateral for advances from the Argentine Central Bank to acquire Boden Bonds (both for banks’ customers and held by banks) set forth in sections 10, 11 and 12 of Decree No. 905/02, were excluded from valuation at present value. These assets, in the Bank’s case Bogar Bonds, could be recorded at the value determined by the Argentine Central Bank for their use as collateral. In the case of Bogar Bonds this value was the technical value.
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
Through Communiqué “A” 4270, the Argentine Central Bank allowed the Discount Bonds in Pesos and the GDP-Linked Negotiable Securities, stemming from the debt exchange for the restructuring of the defaulted Argentine sovereign foreign debt carried out in 2005, to be recorded at the lower of: (i) the carrying value of the tendered securities in accordance with the prevailing valuation rules (Communiqué “A” 4084 item 1 v) and item 5, and complementary rules), and (ii) the total future nominal cash payments up to maturity specified by the terms and conditions of said securities. The Bank’s holdings of Discount Bonds in Pesos and GDP-Linked Negotiable Securities were recorded as per the first alternative. This valuation is reduced in the amount of the perceived service payments and accrued interest shall not be recognized. The market value of these securities as of December 31, 2008, is shown in “Government Securities-Net Position” above.
The Argentine Central Bank restricts the distribution of cash dividends by establishing, among other things, that banks must adjust their earnings to be distributed as cash dividends by the difference between the market value and the carrying value of their public-sector assets, including all government securities.

On January 22, 2009, within the framework of the swap of Secured Loans, the Argentine Central Bank issued its Communiqué “A” 4898, establishing that, beginning in February 2009 and at the Bank’s option, such holdings could be registered in special investment accounts and valued at their acquisition cost increased on an exponential basis according to their internal rate of return, and adjusted by CER, when applicable. When the market price of each bond is lower than their book value, the monthly accrual of the internal rate of return and the CER adjustment is recorded, on a cumulative basis, in contraasset accounts (i.e. accounts which counter, or subtract from asset accounts), until their book value equals their market price. Said contraasset account is withdrawn with a charge to the income statement as long as its balance is greater than the positive difference between the market price and the book value. As of the date of this annual report our holdings of Nobac, Boden 2014 Bonds and Bogar 2018 Bonds stemming from such swap are registered in special investment accounts.
Our portfolio of quoted corporate debt and equity securities is considered to be held for trading and, therefore, is carried at market value.
Remaining Maturity and Weighted-Average Yield
The following table analyzes the remaining maturity and weighted-average yield of our holdings of investment and trading government and corporate securities as of December 31, 2008. Our government securities portfolio yields do not contain any tax equivalency adjustments.

Maturity Yield
				Maturing after 1		Maturing after 5
		Maturing		year but within		years but within		Maturing
	Total	within 1 year		5 years		10 years		after 10 years
	Book	Book		Book		Book		Book
	Value	Value	Yield (1)	Value	Yield (1)	Value	Yield (1)	Value	Yield (1)
	(in millions of Pesos, except percentages)
Government Securities
Held for Trading and Brokerage Purposes (carried at market value)
Pesos	233.7	33.2	69.5%	166.5	69.5%	33.9	69.2%	—	—
Dollars	129.5	16.6	41.1%	64.6	42.1%	48.3	37.4%	—	—
Held for Investment (carried at amortized cost)
Pesos	22.7	0.4	51.1%	10.1	43.9%	3.1	51.1%	9.3	18.4%
Dollars	525.9	131.5	41.5%	394.4	41.5%	—	—	—	—
Instruments Issued by the Argentine Central Bank
Pesos	30.0	—	—	30.0	22.0%	—	—	—	—
Securities Without Quotation
Pesos	590.0	520.2	—	—	—	—	—	69.8	19.0%

Total Government Securities	1,531.8	701.9	12.1%	665.6	47.7%	85.3	50.5%	79.1	18.9%

Corporate Debt Securities	0.1	—	—	0.1	8.0%	—	—	—	—

Total Portfolio	1,531.9	701.9	12.1%	665.7	47.7%	85.3	50.5%	79.1	18.9%

(1)	Effective yield based on December 31, 2008 quoted market values.
Loan Portfolio
Our total loans reflect the Bank’s and the regional credit card companies’ loan portfolios including past due principal amounts. Personal loans and credit-card loans are typically loans to individuals granted by the Bank or the regional credit card companies. The regional credit card companies’ loans are included under “Credit card loans”. As well, certain amounts related to advances, promissory notes, mortgage loans and pledge loans are extended to individuals. However, advances and promissory notes represent mainly loans to companies. The following table analyzes our loan portfolio, i.e., Banco Galicia’s loan portfolio consolidated with the regional credit card companies’ loan portfolio, by type of loan and total loans with guarantees.

	As of December 31,
	2008	2007	2006	2005	2004
	(in millions of Pesos)
Principal and Interest
Non-Financial Public Sector	1,319.6	1,210.5	2,690.6	5,187.5	4,513.7
Local Financial Sector	148.1	110.0	311.6	128.2	150.5
Non-Financial Private Sector and Residents Abroad (1)
Advances	594.4	792.1	346.3	223.6	199.8
Promissory Notes	2,116.3	2,911.2	2,143.7	1,836.9	1,099.2
Mortgage Loans	1,026.8	945.1	688.0	503.4	623.9
Pledge Loans	81.0	94.5	67.1	121.1	92.9
Personal Loans	1,217.6	977.9	563.2	258.0	58.2
Credit Card Loans	4,378.4	3,630.1	2,458.6	1,732.1	1,105.4
Placements in Banks Abroad	334.5	158.0	608.0	212.9	379.2
Other Loans	883.3	1,010.8	794.8	599.8	393.9
Accrued Interest, Adjustment and Quotation Differences Receivable	185.8	177.0	155.0	146.8	414.4
Documented Interest	(38.5)	(42.5)	(23.3)	(12.3)	(3.7)

Total Non-Financial Private-Sector and Residents Abroad	10,779.6	10,654.2	7,801.4	5,622.3	4,363.2

Total Gross Loans	12,247.3	11,974.7	10,803.6	10,938.0	9,027.4

Allowance for Loan Losses	(526.8)	(428.6)	(327.0)	(427.9)	(632.6)

Total Loans	11,720.5	11,546.1	10,476.6	10,510.1	8,394.8

Loans with Guarantees
With Preferred Guarantees (2)	1,332.8	1,289.8	1,076.2	838.5	1,190.0
Other Guarantees	2,971.1	3,180.2	4,103.6	6,317.3	5,235.8

Total Loans with Guarantees	4,303.9	4,470.0	5,179.8	7,155.8	6,425.8

(1)	Categories of loans include:
•	Advances: short-term obligations drawn on by customers through overdrafts.

•	Promissory Notes: endorsed promissory notes, negotiable obligations and other promises to pay signed by one borrower or group of borrowers and factored loans.

•	Mortgage Loans: loans granted to purchase or improve real estate and collateralized by such real estate and commercial loans secured by a real estate mortgage.

•	Pledge Loans: loans secured by collateral (such as cars or machinery) other than real estate, where such collateral is an integral part of the loan documents.

•	Personal Loans: loans to individuals.

•	Credit-Card Loans: loans granted through credit cards to credit card holders.

•	Placements in Banks Abroad: short-term loans to banks abroad.

•	Other loans: loans not included in other categories.

•	Documented interest: discount on notes and bills.

(2)	Preferred guarantees include mortgages on real estate property or pledges on movable property, such as cars or machinery, where the Bank has priority, endorsements of the Federal Office of the Secretary of Finance, pledges of Government securities, or gold or cash as collateral.
In fiscal year 2008, our loan portfolio before the allowance for loan losses increased 2.3% compared to the previous fiscal year end, due to an increase in the public-sector and financial sector portfolios, while the private-sector loan portfolio did not register any significant changes. Loans to the financial and non-financial public sector as of fiscal year end 2008 amounted to Ps. 1,426.7 million, with an 8.3% increase in comparison with the Ps. 1,317.9 million outstanding as of the close of the previous fiscal year.
As of December 31, 2008, loans to the private sector (including residents abroad) before the allowance for loan losses were up 1.5% from the Ps. 10,656.8 million recorded as of the end of the previous fiscal year. During 2008, short-term lending to individuals, through credit-card loans (including the Bank’s and the regional credit card companies’ loan portfolio) and personal loans, recorded very high growth, with credit-card loans recording the greatest increase in absolute terms.

As of December 31, 2007, the loan portfolio before the allowance for loan losses totaled Ps. 11,974.7 million, with a 10.8% increase with respect to the end of the previous year, as a consequence of a strong increase in the private-sector loan portfolio, partially offset by a substantial decrease in the public-sector loan portfolio. The decrease in the latter was mainly due to the sale of Secured Loans during 2007. As of December 31, 2007, loans to the financial sector and non-financial public sector amounted to Ps. 1,317.9 million, 52.9% lower than the Ps. 2,798.0 million outstanding as of the close of the previous fiscal year. This total includes Ps. 1,208.6 million in Secured Loans and Ps. 107.4 million in loans granted to the financial public sector.
Loans by Type of Borrower
The following table shows the breakdown of our total loan portfolio, by type of borrower at December 31, 2008, 2007 and 2006. Except for loans to individuals, all of the other categories of loans in the table below correspond to loans granted by the Bank only. The middle-market companies category includes the Bank’s loans to SMEs and the agricultural and livestock sectors while the individuals’ category includes loans granted by the Bank and the regional credit card companies. Loans to individuals comprise both consumer loans and commercial loans extended to individuals with a commercial activity.

	As of December 31,
	2008		2007		2006
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of Pesos, except percentages)
Corporate	1,148.6	9.38	1,870.0	15.62	1,534.7	14.21
Middle-Market Companies	3,716.8	30.35	3,993.8	33.35	2,521.9	23.34
- Agribusiness	1,461.4	11.93	1,341.9	11.21	902.1	8.35
- SMEs	2,255.4	18.42	2,651.9	22.14	1,619.8	14.99

Commercial Loans	4,865.4	39.73	5,863.8	48.97	4,056.6	37.55

Individuals	5,578.3	45.55	4,631.4	38.68	3,131.0	28.98
- Bank	3,232.0	26.39	2,603.1	21.74	1,720.2	15.92
- Regional Credit Card Companies	2,346.3	19.16	2,028.3	16.94	1,410.8	13.06
Financial Sector (1)	484.0	3.95	269.0	2.25	925.4	8.57
Non-Financial Public Sector	1,319.6	10.77	1,210.5	10.10	2,690.6	24.90
Other Loans	—	—	—	—	—	—

Total (2)	12,247.3	100.00	11,974.7	100.00	10,803.6	100.00

(1)	Includes local and international financial sector. Financial Sector loans are primarily composed of interbank loans (call money loans), overnight deposits at international money center banks and loans to provincial banks.

(2)	Before the allowance for loan losses.
During 2008 the growth in loans granted to individuals is particularly notable, while in 2007, the growth in loans granted to SMEs, the agribusiness sector and individuals stands out.

Loans by Economic Activity
The following table sets forth as of the dates indicated an analysis of our loan portfolio according to the borrower’s main economic activity. Figures include principal and interest.

	As of December 31,
	2008		2007		2006
		% of		% of		% of
	Amount	Total	Amount	Total	Amount	Total
	(in millions of Pesos, except percentages)
Financial Sector (1)	484.0	3.95	269.0	2.25	925.4	8.57

Services
Non-Financial Public Sector	1,319.6	10.77	1,210.5	10.10	2,690.6	24.90
Communications, Transportation Health and Others	838.3	6.84	936.7	7.82	517.2	4.79
Electricity, Gas, Water Supply and Sewage Services	30.7	0.25	198.2	1.66	234.8	2.17
Other Financial Services	44.5	0.37	11.7	0.10	35.7	0.33

Total	2,233.1	18.23	2,357.1	19.68	3,478.3	32.19

Primary Products
Agriculture and Livestock	1,274.5	10.41	1,217.8	10.17	971.8	9.00
Fishing, Forestry and Mining	60.9	0.49	49.8	0.42	29.8	0.28

Total	1,335.4	10.90	1,267.6	10.59	1,001.6	9.28

Consumer	5,294.9	43.23	4,402.4	36.76	2,988.0	27.65

Retail Trade	537.2	4.39	721.0	6.02	524.1	4.85

Wholesale Trade	647.0	5.28	854.3	7.13	333.7	3.09

Construction	82.2	0.67	268.1	2.24	309.7	2.87

Manufacturing
Foodstuffs	533.6	4.36	561.4	4.69	406.1	3.76
Transportation Materials	81.5	0.67	69.3	0.58	100.2	0.93
Chemicals and Oil	293.2	2.39	339.6	2.84	177.4	1.64
Manufacturing Industries	682.6	5.57	836.1	6.98	545.7	5.05

Total	1,590.9	12.99	1,806.4	15.09	1,229.4	11.38

Other Loans	42.6	0.36	28.8	0.24	13.4	0.12

Total (2)	12,247.3	100.00	11,974.7	100.00	10,803.6	100.00

(1)	Includes local and international financial sectors.

(2)	Before the allowance for loan losses.
By sector of economic activity, while Services — including loans to the non-financial public sector — remains the most significant item, as in fiscal year 2007, its share of the total loan portfolio shows a decrease. The Services sector share declined from 19.7% as of December 31, 2007 to 18.2% as of fiscal year end 2008. Out of the remaining sectors, consumer loans continued to be the most significant category, with a 43.2% share of the total portfolio, as well as loans to the manufacturing sector, with a 13.0% share, and loans to the primary products industry with a 10.9% share. This last portfolio is mainly made up of loans to the agricultural sector.

Maturity Composition of the Loan Portfolio
The following table sets forth an analysis by type of loan and time remaining to maturity of our loan portfolio as of December 31, 2008.

		After 1	After 6		After 3
		Month but	Months but	After 1 Year	Years but		Total at
	Within 1	within 6	within 12	but within 3	within 5	After 5	December
	Month	Months	Months	Years	Years	Years	31, 2008
	(in millions of Pesos)
Non-Financial Public Sector (1)	1.8	1,313.5	0.5	2.0	1.8	—	1,319.6

Financial Sector (1)	148.1	—	—	—	—	—	148.1

Private Sector and Residents Abroad	6,992.9	1,355.6	532.4	1,089.2	505.0	304.5	10,779.6

- Advances	367.3	222.0	4.4	0.6	—	—	594.3
- Promissory Notes	810.8	704.0	175.8	308.4	83.4	33.9	2,116.3
- Mortgage Loans	26.5	89.4	108.9	314.9	218.1	269.0	1,026.8
- Pledge Loans	5.4	15.5	17.6	34.9	6.0	1.6	81.0
- Personal Loans	71.0	296.7	222.1	430.4	197.4	—	1,217.6
- Credit-Card Loans	4,378.4	—	—	—	—	—	4,378.4
- Other Loans	1,186.3	28.0	3.6	—	0.1	—	1,218.0
- Accrued Interest and Quotation Differences Receivable (1)	185.8	—	—	—	—	—	185.8
- (Documented Interest)	(38.5)	—	—	—	—	—	(38.5)
- (Unallocated Collections)	(0.1)	—	—	—	—	—	(0.1)

Allowance for Loan Losses (2)	(526.8)						(526.8)

Total Loans, Net	6,616.0	2,669.1	532.9	1,091.2	506.8	304.5	11,720.5

(1)	Interest and the CER adjustment were assigned to the first month.

(2)	Allowances were assigned to the first month as were past due loans and loans in judicial proceedings.
Interest Rate Sensitivity of Outstanding Loans
The following table presents the interest rate sensitivity of our outstanding loans as of December 31, 2008.

	In millions of Pesos	As a % of Total Loans
Variable Rate (1)(2)
Pesos	6,530.0	57.41
Dollars	383.0	3.37

Total	6,913.0	60.78

Fixed Rate (2)(3)
Pesos	2,844.1	25.00
Dollars	1,617.2	14.22

Total	4,461.3	39.22

Past Due Loans
Pesos	452.1	3.97
Dollars	15.3	0.13

Total	467.4	4.10

(1)	Includes overdraft loans.

(2)	Includes past due loans and excludes interest receivable, differences in quotations and the CER adjustment.

(3)	Includes short-term and long-term loans whose rates are determined at the beginning of the loans’ life.

Credit Review Process
Credit risk is the potential for financial loss resulting from the failure of a borrower to honor its financial contractual obligations. Our credit risk arises mainly from Banco Galicia’s and the regional credit card companies’ lending activities, and from the fact that, in the normal course of business, these subsidiaries are parties to certain transactions with off-balance sheet treatment and associated risk, mainly commitments to extend credit and guarantees granted. See also Item 5.A. “Operating Results-Off-Balance Sheet Arrangements”.
Our credit approval and credit risk analysis is a centralized process based on the concept of “opposition of interests”. This is achieved through the existing separation between the credit and the origination functions, thus enabling us to achieve an ongoing and efficient control of asset quality, a proactive management of problem loans, aggressive write-offs of uncollectible loans, and an adequate loan loss provisioning. The process also includes credit-quality monitoring by borrower, as well as the monitoring of problem loans and related losses. The process facilitates early detection of situations that could entail some degree of portfolio impairment and provides appropriate protection of our assets.
Banco Galicia
The Bank’s Credit Division defines the credit risk policies and procedures, monitors their compliance, constantly assesses credit risk and develops credit evaluation models to be applied to risk products. It is also responsible for loan approval, classification of the loan portfolio and recovery of past due loans as well as generating the information on credit issues required by the Bank’s Board of Directors and by the regulatory authorities. To perform its tasks, the Division is made up of the Corporate Credit Department, which is in charge of approving, supervising, classifying and provisioning the commercial and financial institutions’ loan portfolio; the Corporate Recovery and Legal Proceedings Department, which is in charge of the follow-up and legal recovery of the past due commercial portfolio and consumer portfolio; and the Retail Credit Department, which is in charge of approving consumer loans as well as following up and recovering past due consumer loans.
A significant characteristic of fiscal year 2008 was the establishment of a maximum limit for financial assistance to a client/economic group (excluding interbank transactions) to 5% of the computable regulatory capital (“RPC”). The Board of Directors’ simple majority shall decide in which cases it is necessary to make an exception to address special funding situations.
In addition, the Board of Directors decided that significant credits, defined as credits to clients/economic groups exceeding Ps. 30 million (excluding interbank transactions), must be approved by the Bank’s Board of Directors’ simple majority and, for related customers, it must be approved by two thirds of the Board of Directors.
Finally, for middle-market clients (except for Corporate Banking) it was decided that customers rated “CCC”, “CC” or “C”, will only be accepted under exceptional circumstances, duly justified by their corresponding level and which must comply with, among others, the following characteristics: (i) belonging to an economic group with a better rating and that is a customer of the Bank, (ii) having a shareholder (legal person) with very good equity and economic-financial indexes, (iii) being a company initiating an investment project as long as the group/customer justifies it, and (iv) having undergone significant changes after the date of their balance sheet that favorable affect their situation.
In addition, the Internal Audit Division is in charge of overseeing the classification of the loan portfolio, in accordance with the regulations established by the Argentine Central Bank.
The Bank constantly monitors its loan portfolio through different ratios (arrears, roll rates, etc.), as well as the classification and concentration of such portfolio (through maximum exposure to each client, its own RPC, and that of each client). The portfolio classification as well as its concentration control, is carried out following the Argentine Central Bank regulations. In turn, advanced statistical models are under development which generate an internal rating that will allow the Bank to organize and quantify credit risk in terms of expected losses (with the ability to estimate the different components defined by the formula) as well as to adjust pricing and/or risk policies based on a customer’s group/sector. For the commercial loan portfolio, these models are in the implementation stage.
The Board of Directors’ Credit Committee decides on loans exceeding a certain amount for individuals as well as companies and on all loans to financial institutions (domestic or foreign) and related parties. The Retail Credit Department, the Credit Division Manager and officials of the Corporate Credit Department approve the remaining loans pursuant to credit authority levels previously granted. For a description of the Board of Directors’ Credit Committee, see Item 6. “Directors, Senior Management and Employees- Functions of the Board of Directors of Banco Galicia.”

Retail Credit. As regards consumer loans, the Bank assesses applications for different products such as credit cards, cash advances in current accounts and secured and unsecured personal loans. Applications for these products are assessed through computerized credit evaluation systems that take into account different variables to determine the customer’s credit profile and repayment capacity, as well as through granting guidelines based on the customer’s credit history within the financial system or with the Bank (“credit screening”). Analysis of the information required from applicants and the credit approval or refusal decision is made in a centralized manner. Applicants’ previous credit performance, either at Banco Galicia or in the financial system as a whole, is verified through the information provided by a company that provides credit information services.
The Retail Credit Department is responsible for approving loans for amounts up to Ps. 1.25 million. Loans exceeding such amount have to be approved by the Board of Directors’ Credit Committee. This Department also defines and approves credit policies for the retail banking business, together with the originating sectors. The Retail Credit Department also monitors the classification of the loan portfolio pursuant to the Argentine Central Bank regulations and the Bank’s internal policies. In accordance with the rules in force, classification of the retail loan portfolio is based on the borrower’s performance.
As regards the recovery of past due loans, the Retail Credit Department manages individual past due loans from early stages of delinquency until such loans are recovered or the recovery procedures are abandoned in the case of loans deemed uncollectible. Collections throughout Argentina are carried out either directly or through third parties.
When a consumer loan is more than three days past due, recovery procedures are undertaken through the Collection Center (a specialized area of the Bank’s Customer Contact Center) and through letters. The Bank uses a system that performs automated telephone calls for the follow-up of loans in early stages of delinquency. For a better coverage of the locations in the provinces, the Department also coordinates actions with the Bank’s branch network staff. When these procedures are exhausted, recovery of these loans is turned to collection agencies hired by the Bank to handle recovery through out of court proceedings, while court proceedings are the responsibility of the Judicial Proceedings sector, which reports to the Corporate Recovery and Legal Proceedings Department. The Retail Credit Department oversees the performance of these agencies.
Banco Galicia does not classify, nor does it provide for recovery procedures of certain small balance loans, including credit card balances from membership fees and other administrative costs charged to customers on unsolicited credit cards, and small residual balances from lending operations where the cost of recovery and legal costs are prohibitive. These small balance loans are charged-off directly to the income statement.

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
The Bank bases its risk assessment on the following factors:

Qualitative analysis	Assessment of the quality of the corporate borrower performed by the officer to which the account has been assigned on the basis of personal knowledge.

Economic and financial risk	Quantitative analysis of the borrower’s financial statements.

Economic sector risk	Measurement of the general risk of the sector in which the borrower operates (based on statistical information gathered from internal and external sources).

Environmental risk	Environmental impact assessment (required for all investment projects exceeding Ps. 15 million).
The Corporate Credit Department is responsible for approving loans to corporate customers with a credit limit not exceeding Ps. 10.0 million. In such process, the primary objective is to maintain high credit-quality standards, in accordance with the Bank’s policies and procedures. The Department also classifies the performing and non-performing commercial portfolios, in accordance with the regulations set by the Argentine Central Bank and with the Bank’s own internal policies, and coordinates the Credit Division’s relations with the Argentine Central Bank, the independent auditors, and the rating agencies. Moreover, it reviews all those corporate customers whose total credit exceeds Ps. 500,000 in accordance with a review schedule determined by the level of credit risk.
The Corporate Banking and Middle-Market Banking Departments are responsible for the business relations with the Bank’s corporate customers with respect to both the management of the various lines of business and credit origination.
An officer of the Credit Division must approve all credit extensions. Approval of commercial credits is structured based on the credit limit assigned to each customer, as follows:
•	Up to Ps. 6.0 million: credit granting proposals are presented by business officers and approved by officers of the Corporate Credit Department in accordance with pre established credit authority levels.

•	Over Ps. 6.0 million and up to Ps. 10.0 million: credit granting proposals are presented by the manager of the business department to which the account belongs and approved by the manager of the Credit Division.

•	Over Ps. 10.0 million: credit granting operations must be approved by the Board of Directors Committee. The participation of the managers of the business departments depends on the account under approval.

Corporate Recovery and Legal Proceedings. The Corporate Recovery and Legal Proceedings Department (“Recovery Department”) is responsible for monitoring and controlling past-due commercial portfolios. It establishes procedures, acts proactively, and designs action plans on a case-by-case basis to recover any amounts that exceed the credit limits that are assigned to the different corporate customers. The Recovery Department also oversees recovery of problem loans in the corporate portfolio, managing them efficiently and working to regularize the status of those customers that are most attractive to the Bank. Finally, the Recovery Department manages court and out-of-court proceedings aimed at recovering corporate portfolios and court proceedings involving the consumer portfolio. This includes overseeing lawsuits carried out in various jurisdictions by law firms hired to handle these matters.
Policy for Requiring Collateral. The credit review process at Banco Galicia is not affected by the collateral underlying the loan. The Bank’s credit review process and the Argentine Central Bank’s loan classification system is based on a borrower’s capacity to repay or on the past due status of the loan rather than on the structure of the loan. However, once a loan is classified, the level of the reserve that should be made against the loan is determined by whether the loan is secured or unsecured. In order to protect its assets, the Bank performs reviews of the collateral received in various opportunities during the duration of the loan, whether it is upon the initial granting of the loan, or due to the portfolio’s periodic reviews or due to the updating of the credit margins.
Regional Credit Card Companies
Each of the regional credit card companies maintains its own credit products and limits; however, their credit approval and credit risk analysis procedures are basically the same. Assessment of the credit risk of each customer is based on certain information required and provided by the customer, which is verified by the companies, as well as on information on customers’ credit records obtained from credit bureaus and other entities. Once the information is verified, the credit card is issued. There are certain requirements such as age, minimum levels of income (depending on the type of customer, i.e. employee, self-employed, etc.) and domicile area that must be fulfilled in order to qualify for a credit card. Credit limits are defined based on customers’ income. Credit limits may be raised for a particular customer, either at the customer’s request or based on the customer’s past payment profile, at the companies’ discretion or for all customers, due to, among other factors, macroeconomic conditions such as inflation, salary trends or interest rates.
Credit risk assessment, credit approval (the extension of a credit card and the assignment of a limit) and classification of the loan portfolio are managed by each company on a centralized basis by a unit that is separate from the sales units. The credit process is described in manuals and Tarjeta Naranja S.A., the largest regional credit card company, has certified all of its processes under the ISO 9001/2000 standard. Credit limits and policies are defined by the board of directors of each regional credit card company.

As regards recovery of past due loans, the regional credit card companies manage the early stages of delinquency through their branch personnel and use different types of contact with customers (letters, phone calls, etc.). After 90 days, recovery is turned over to collection agencies that manage out of court proceedings, and if the loan is not recovered, court proceedings are initiated by these agencies. Cobranzas Regionales S.A., a subsidiary of Tarjeta Naranja S.A and Tarjetas Cuyanas S.A., supervises the whole process of recovery, including recovery procedures of said collection agencies.
Main Argentine Central Bank’s Rules on Loan Classification and Loan Loss Provisions
General
Independently of its internal policies and procedures designed to minimize credit risk, we comply with the applicable regulations of the Argentine Central Bank. The following regulations are applicable to the Bank and to the regional credit card companies, which periodically file information with the Argentine Central Bank on their portfolio classification in accordance with Argentine Central Bank rules, in their capacity as credit card issuers.
In 1994, the Argentine Central Bank introduced the current loan classification system and the corresponding minimum loan loss provision requirements, applicable to loans and other types of credit (together referred to as “loans” in this section) to private-sector borrowers. The current loan classification system is a bifurcated system, applying certain criteria to classify loans in a bank’s “consumer” portfolio, and another set of criteria to classify loans in its “commercial” portfolio. The classification system does not depend on the currency of denomination of the loan. The loan classification criteria applied to loans in the consumer portfolio are based on objective guidelines related to the borrowers’ degree of fulfillment of its obligations or its legal status, the information provided by the Financial System’s Debtors System — whenever they reflect lower quality levels than the rating assigned by the Bank-, by the Non-Performing Debtors’ database from former financial institutions and the status resulting from the enforcement of the refinance guidelines. In case of discrepancies, the guideline indicating the highest uncollectibility risk must be taken into account.
For Argentine Central Bank purposes, consumer loans are mainly defined as mortgage loans, pledge loans, credit card loans and other installment loans to individuals. The remaining loans are deemed commercial. The regional credit card companies do not offer commercial loans. In addition, in accordance with the requirements set forth by the Argentine Central Bank, banks may choose to apply the consumer portfolio classification criteria to commercial loans of up to Ps. 500,000. Given that the Bank uses this option, it classifies as part of its consumer portfolio all commercial loans up to Ps. 500,000, the classification of which is based on the level of fulfillment and status thereof.
The principal criterion for the classification of loans in the commercial portfolio is the applicable borrower’s ability to pay, as measured mainly by such borrower’s future cash flow. If a customer has both commercial and consumer loans, consumer loans will be added to commercial loans to determine eligibility for classification in the consumer portfolio. Loans backed by preferred guarantees will be considered at 50% of their nominal value.
In applying the Argentine Central Bank’s classification to commercial loans, banks must assess the current and projected financial situation of the borrower, the customer’s exposure to currency risk, management and operational history, the capacity of the borrower to provide accurate and timely financial information, as well as the general risk of the sector in which the borrower operates and the borrower’s relative position within that sector.

The Argentine Central Bank’s regulations establish that a team that is independent from the areas in charge of loan origination must conduct a periodic evaluation of the commercial portfolio. The Bank’s Credit Division, which is independent from the business units that generate the transactions, is in charge of these reviews.
The review must be carried out on each borrower with outstanding debt pending payment equal to the lesser of the following amounts: Ps. 1 million or 1% of a bank’s RPC but, in any case, the review shall at least cover 20% of the total loan portfolio. The frequency of each borrower’s review shall depend on a bank’s exposure thereto. The Argentine Central Bank requires that the larger the exposure is, the more frequent the review should be. This review must be conducted every calendar quarter when credit exposure to that borrower is equal to or in excess of 5% of a bank’s RPC, or every six months when exposure equals or exceeds the lesser of the following amounts: Ps. 1 million or 1% of a bank’s RPC. In all cases, at least 50% of the Bank’s commercial portfolio must be reviewed by the end of each six months, and all other borrowers in the Bank’s commercial portfolio must be reviewed during a fiscal year, so that the entire commercial portfolio is reviewed every fiscal year.
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
With the purpose of facilitating customers’ access to credit after the 2001-2002 crisis, the Argentine Central Bank resolved, mainly through Communiqués “A” 4070 and “A” 4254, dated January 9 and December 2, 2004, respectively, to introduce certain changes aimed at counterbalancing the effects of said crisis on customers’ classification. The most important modifications that are still in effect are the following:
•	the reduction in the required loan amortization necessary to improve the customer’s classification; and

•	the possibility to provide customers with new financial assistance and classify as normal customers classified in a non-performing status in the financial system, thereby restricting this financing assistance to pre-established percentages based on the worst situation a customer registers in the financial system.
Communiqué “A” 4738 of the Argentine Central Bank, dated November 26, 2007, introduced certain amendments to the classification rules applicable the consumer portfolio, in order to reflect a borrower’s total risk more accurately. Consequently, the rule establishes new consumer portfolio categories. In addition, said Communiqué establishes that, in order to determine the degree of timely fulfillment of obligations, it will be necessary to analyze the client’s arrears, legal situation and the classification assigned by the rest of the financial institutions and whether the fulfillment of obligations depends on any kind of refinancing.

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
For clients in a normal situation, additional financial assistance granted shall not be deemed to be refinancing as long as it implies an increase in principal owed and the client’s ability to pay the obligation resulting from said financial assistance is assessed. The remaining cases, in which no debt increase is recorded, will be deemed refinancing and only those clients that have not exceeded two refinancing instances within 12 months since the last refinancing will be kept within category 1.
Also, higher financial assistance to fund working capital increases or additional investment shall not be deemed to be refinancing.
Loan Classification
The following tables contain the six loan classification categories corresponding to the different risk levels set forth by the Argentine Central Bank. The total exposure to a private-sector client must be classified according to the riskiest classification corresponding to any part of said exposure.
Commercial Portfolio.

Loan Classification	Description
1. Normal Situation	The debtor is widely able to meet its financial obligations, demonstrating a significant cash flow, a liquid financial situation, an adequate financial structure, a timely payment record, competent management, available information in a timely, accurate manner and satisfactory internal controls. The debtor is in the upper 50% of a sector of activity that is operating properly and presents good prospects.

2. With Special Follow-up	The cash flow analysis reflects that the debt may be repaid even though it is possible that the client’s future payment ability may deteriorate without a proper follow-up.

This category is divided into two subcategories:

(2.a). Under Observation;

(2.b). Under Negotiation or Agreements to Refinance.

3. With Problems	The cash flow analysis evidences problems to repay the debt, and therefore, should these problems not be solved, there may be some losses.

Loan Classification	Description
4. High Risk of Insolvency	The cash flow analysis evidences that repayment of the full debt is highly unlikely.

5. Uncollectible	The amounts in this category are deemed total losses. Even though these assets may be recovered under certain future circumstances, inability to make payments is evident at the date of analysis. Includes loans to insolvent or bankrupt borrowers.

6. Uncollectible due to Technical Reasons	Includes borrowers indicated by the Argentine Central Bank to be in non-performing status with financial institutions that have been liquidated or are being liquidated, or whose authorization to operate has been revoked. It also includes loans to foreign banks and other institutions that are not:

(i) classified as “normal”,

(ii) subject to the supervision of the Argentine Central Bank or other similar authority of the country of origin, and

(iii) classified as “investment grade” by any of the rating agencies admitted to the Argentine Central Bank pursuant to Communiqué “A” 2729.
Consumer Portfolio.

Loan Classification	Description
1. Normal Situation	Loans with timely repayment or arrears not exceeding 31 days, both with respect to principal and interest. In addition, a client classified under category 2, having been refinanced may be recategorized within this category, as long as he amortizes one principal installment (whether monthly or bimonthly) or repays 10% of principal.

2. Low Risk	Occasional late payments, with a payment in arrears of more than 32 days and up to 90 days. A client classified under category 3 having been refinanced may be recategorized within this category, as long as he amortizes two principal installments (whether monthly or bimonthly) or repays 10% of principal.

3. Medium Risk	Some inability to make payments, with arrears of more than 91 days and up to 180 days. A client classified under category 4 having been refinanced may be recategorized within this category, as long as he amortizes three principal installments (whether monthly or bimonthly) or repays 15% of principal.

4. High Risk	Judicial proceedings seeking collection have been initiated or arrears of more than 180 days and up to one year. A client classified under category 5 having been refinanced may be recategorized within this category, as long as he amortizes three principal installments (whether monthly or bimonthly) or repays 20% of principal.

5. Uncollectible	Loans to insolvent or bankrupt borrowers, or subject to judicial proceedings, with little or no possibility of collection, or with arrears in excess of one year.

6. Uncollectible due to Technical Reasons	Loans to borrowers who fall within the conditions described above under “Commercial Portfolio-Uncollectible due to Technical Reasons”.

Loan Loss Provision Requirements
Allocated Provisions. Minimum allowances for loan losses are required for the different categories in which loans are classified. The rates vary by category and by whether the loans are secured or not. The percentages apply to the customer’s total obligations, considering both principal and interest. The allowance for loan losses on the normal portfolio is unallocated, while the allowances for the other categories are individually allocated. The regulations suspend accrual of interest or require allowances equivalent to 100% of interest for customers classified as “With Problems” or “Medium Risk” or lower. The allowances required are as follows:
Minimum Allowances for Loan Losses

Category	Secured	Unsecured
1. Normal Situation	1.0%	1.0%
2. (a) “Under Observation” and “Low Risk”	3.0%	5.0%
2. (b) “Under Negotiation or Agreements to Refinance”	6.0%	12.0%
3. “With Problems” and “Medium Risk”	12.0%	25.0%
4. “High Risk of Insolvency” and “High Risk”	25.0%	50.0%
5. “Uncollectible”	50.0%	100.0%
6. “Uncollectible Due to Technical Reasons”	100.0%	100.0%
Pursuant to Argentine Central Bank regulations, these minimum provisions are not required for interbank financial transactions of less than thirty days, or loans to Argentine provincial governments or to financial institutions majority-owned by the Argentine national, provincial or city governments with governmental guarantees.
Credits covered by preferred “A” guarantees must be provisioned at 1.0% regardless of the customer’s category.
General Provisions. In addition to the specific loan loss allowances described above, the Argentine Central Bank requires the establishment of a general allowance of 1.0% for all loans in its “normal situation” category. This general allowance is not required for interbank financial transactions of less than thirty days, or loans to the non-financial public sector or to financial institutions majority-owned by the Argentine national, provincial or city governments with governmental guarantees. Besides these general provisions, the Bank establishes additional provisions, determined based on the Bank’s judgment of the entire loan portfolio risk at each reporting period.
As of December 31, 2008, December 31, 2007 and December 31, 2006, we maintained a general loan loss allowance of Ps. 298.4 million, Ps. 188.0 million and, Ps. 101.0 million, respectively, which exceeded by Ps. 200.0 million, Ps. 88.5 million and, Ps. 35.2 million, respectively, the 1.0% minimum general allowance required by the Argentine Central Bank. The excess over the minimum requirement of fiscal years 2006 and 2007 was maintained in connection with commercial loans under a restructuring process which was not completed as of each date, and which were the remaining of the cases stemming from the 2001-2002 crisis. The increase in these amounts in fiscal year 2008 was related to the seasoning of the individuals’ loan portfolio and to the possible occurrence of certain cases of default in the commercial loan portfolio, as a consequence of the worsening of certain macroeconomic variables.
Classification of the Loan Portfolio based on Argentine Central Bank Regulations
The following tables set forth the amounts of our loans past due and the amounts not yet due of the loan portfolio, including the loan portfolios of the Bank and the regional credit card companies, applying the Argentine Central Bank’s loan classification criteria in effect at the dates indicated.

	As of December 31, 2008
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	11,430.6	96.09	—	—	11,430.6	93.33
2. With Special Follow-up — Under observation and Low Risk	388.8	3.27	—	—	388.8	3.18
3. With Problems and Medium Risk	54.1	0.46	103.1	29.29	157.2	1.28
4. High Risk of Insolvency and High Risk	21.8	0.18	185.4	52.67	207.2	1.69
5. Uncollectible	—	—	62.0	17.61	62.0	0.51
6. Uncollectible Due to Technical Reasons	—	—	1.5	0.43	1.5	0.01

Total	11,895.3	100.00	352.0	100.00	12,247.3	100.00

	As of December 31, 2007
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	11,242.7	96.57	—	—	11,242.7	93.89
2. With Special Follow-up — Under observation and Low Risk	356.2	3.06	—	—	356.2	2.97
3. With Problems and Medium Risk	31.7	0.27	56.0	16.87	87.7	0.73
4. High Risk of Insolvency and High Risk	12.1	0.10	221.0	66.57	233.1	1.95
5. Uncollectible	—	—	48.1	14.49	48.1	0.40
6. Uncollectible Due to Technical Reasons	—	—	6.9	2.07	6.9	0.06

Total	11,642.7	100.00	332.0	100.00	11,974.7	100.00

	As of December 31, 2006
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	10,149.9	96.24	—	—	10,149.9	93.94
2. With Special Follow-up — Under observation and Low Risk	374.6	3.54	—	—	374.6	3.47
3. With Problems and Medium Risk	12.2	0.12	30.0	11.69	42.2	0.39
4. High Risk of Insolvency and High Risk	10.2	0.10	192.7	75.07	202.9	1.88
5. Uncollectible	—	—	28.8	11.22	28.8	0.27
6. Uncollectible Due to Technical Reasons	—	—	5.2	2.02	5.2	0.05

Total	10,546.9	100.00	256.7	100.00	10,803.6	100.00

	As of December 31, 2005
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	10,171.2	95.22	—	—	10,171.2	92.99
2. With Special Follow-up — Under observation and Low Risk	384.4	3.60	—	—	384.4	3.51
3. With Problems and Medium Risk	120.4	1.13	206.9	80.82	327.3	2.99
4. High Risk of Insolvency and High Risk	6.0	0.05	23.0	8.98	29.0	0.27
5. Uncollectible	—	—	22.8	8.91	22.8	0.21
6. Uncollectible Due to Technical Reasons	—	—	3.3	1.29	3.3	0.03

Total	10,682.0	100.00	256.0	100.00	10,938.0	100.00

	As of December 31, 2004
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	7,766.0	90.53	—	—	7,766.0	86.02
2. With Special Follow-up — Under observation and Low Risk	562.5	6.56	—	—	562.5	6.23
3. With Problems and Medium Risk	197.1	2.30	251.7	56.06	448.8	4.97
4. High Risk of Insolvency and High Risk	52.8	0.61	105.8	23.56	158.6	1.76
5. Uncollectible	—	—	85.5	19.04	85.5	0.95
6. Uncollectible Due to Technical Reasons	—	—	6.0	1.34	6.0	0.07

Total	8,578.4	100.00	449.0	100.00	9,027.4	100.00

Amounts Past Due and Non-Accrual Loans
The following table analyzes amounts past due by 90 days or more in our loan portfolio, by type of loan and by type of guarantee as of the dates indicated, as well as our non-accrual loan portfolio, by type of guarantee, our allowance for loan losses and the main asset quality ratios as of the dates indicated.

	As of December 31,
	2008	2007	2006	2005	2004
	(in millions of Pesos, except ratios)
Total Loans (1)	12,247.3	11,974.7	10,803.6	10,938.0	9,027.4

Non-Accrual Loans (2)
With Preferred Guarantees	42.0	43.5	40.2	58.4	383.7
With Other Guarantees	10.3	5.0	5.1	6.5	67.4
Without Guarantees	375.6	327.3	233.8	317.5	247.8

Total Non-Accrual Loans (2)	427.9	375.8	279.1	382.4	698.9

Past Due Loan Portfolio
Non-Financial Public Sector	—	—	—	—	—
Local Financial Sector	—	—	—	—	—
Non-Financial Private Sector and Residents Abroad
Advances	25.9	23.0	20.9	14.1	29.9
Promissory Notes	24.5	134.5	135.2	191.6	253.1
Mortgage Loans	24.9	30.0	28.4	14.6	115.1
Pledge Loans	1.1	0.8	0.3	0.5	4.2
Personal Loans	45.7	17.6	4.1	0.8	4.2
Credit-Card Loans	215.0	115.4	62.7	33.4	24.9
Placements with Correspondent Banks	—	—	—	—	—
Other Loans	14.9	10.7	5.1	1.0	17.6

Total Past Due Loans	352.0	332.0	256.7	256.0	449.0

Past Due Loans
With Preferred Guarantees	26.0	30.8	28.9	16.1	308.0
With Other Guarantees	9.0	4.2	4.3	4.9	11.4
Without Guarantees	317.0	297.0	223.5	235.0	129.6

Total Past Due Loans	352.0	332.0	256.7	256.0	449.0

Allowance for Loan Losses	526.8	428.6	327.0	427.9	632.6

Ratios (%)
As a % of Total Loans:
- Total Past Due Loans	2.87	2.77	2.38	2.34	4.97
- Past Due Loans with Preferred Guarantees	0.21	0.26	0.27	0.15	3.40

	As of December 31,
	2008	2007	2006	2005	2004
	(in millions of Pesos, except ratios)
- Past Due Loans with Other Guarantees	0.07	0.03	0.04	0.04	0.13
- Past Due Unsecured Amounts	2.59	2.48	2.07	2.15	1.44
- Non-Accrual Loans (2)	3.49	3.14	2.58	3.50	7.74
- Non-Accrual Loans (2) (Excluding Interbank Loans)	3.60	3.18	2.79	3.57	8.10
Non-Accrual Loans (2) as a Percentage of Loans to the Private Sector	3.95	3.53	3.49	6.77	15.92
Allowance for Loan Losses as a % of:
- Total Loans	4.30	3.58	3.03	3.91	7.01
- Total Loans Excluding Interbank Loans	4.44	3.63	3.27	4.00	7.33
- Total Non-Accrual Loans (2)	123.11	114.05	117.16	111.90	90.51
Non-Accrual Loans with Guarantees as a Percentage of Non-Accrual Loans (2)	12.22	12.91	16.23	16.97	64.54
Non-Accrual Loans as a Percentage of Total Past Due Loans	121.56	113.20	108.73	149.38	155.66

(1)	Before the allowance for loan losses.

(2)	Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk,” “High Risk,” “Uncollectible,” and “Uncollectible Due to Technical Reasons;” and (b) Commercial portfolio: “With problems,” “High Risk of Insolvency,” “Uncollectible,” and “Uncollectible Due to Technical Reasons”.
Our non-accrual loan portfolio, both in absolute terms and measured as a percentage of total loans, decreased significantly between the end of fiscal years 2004 and 2008, in the context of strong improvement in the credit environment in Argentina after the 2001-2002 crisis. At the end of fiscal year 2008, our non-accrual to total loans ratio was 3.49%, up from 3.14% at the end of fiscal year 2007, due to the reduction of the public-sector loan portfolio and, also, to the seasoning of the private-sector’s loan portfolio, mainly the individuals’ portfolio. As a result of this last effect, considering only loans to the private sector, the non-accrual loan portfolio as a percentage of said portfolio rose from 3.53% as of December 31, 2007 to 3.95% as of December 31, 2008. The seasoning of the individuals’ portfolio is a consequence of the strong growth process it has undergone for several years.
Since fiscal year 2005, our coverage of non-accrual loans with allowances for loan losses has exceeded 100%.
The table below shows the interest income that would have been recorded on non-accrual loans on which the accrual of interest was discontinued and the recoveries of interest on loans classified as non-accrual on which the accrual of interest had been discontinued:

	As of December 31,
	2008	2007	2006	2005	2004
	(in millions of Pesos)
Interest Income that Would Have Been Recorded on Non-Accrual Loans on which the Accrual of Interest was Discontinued	35.4	35.9	23.7	45.9	32.5
Recoveries of Interest on Loans Classified as Non-Accrual on which the Accrual of Interest had been Discontinued (1)	1.8	1.8	1.2	2.3	1.6

(1)	Recorded under “Miscellaneous Income”.

Loan Loss Experience
The following table presents an analysis of our allowance for loan losses and of our credit losses as of and for the periods indicated. Certain loans are charged off directly to the income statement and, therefore, are not reflected in the allowance.

	Fiscal Year Ended
	December 31,
	2008	2007	2006	2005	2004
	(in millions of Pesos, except ratios)
Total Loans, Average (1)	12,077.3	10,528.9	10,851.0	9,746.9	11,137.9

Allowance for Loan Losses at Beginning of Period (2)	428.6	327.0	427.9	632.6	1,177.3
Changes in the Allowance for Loan Losses During the Period (2)
Provisions Charged to Income	384.6	248.4	105.3	61.1	179.3
Prior Allowances Reversed	(6.5)	(21.5)	(32.5)	(96.2)	(210.3)
Charge-Offs (A)	(289.2)	(125.4)	(200.8)	(174.5)	(521.3)
Inflation and Foreign Exchange Effect and Other Adjustments	9.3	0.1	27.1	4.9	7.6

Allowance for Loan Losses at End of Period	526.8	428.6	327.0	427.9	632.6

Charge to the Income Statement during the Period
Provisions Charged to Income (2)	384.6	248.4	105.3	61.1	179.3
Direct Charge-Offs, Net of Recoveries (B)	(68.4)	(57.2)	(46.4)	(28.9)	(101.6)
Recoveries of Provisions	(6.5)	(21.5)	(32.5)	(96.2)	(210.3)

Net Charge (Benefit) to the Income Statement	309.7	169.7	26.4	(64.0)	(132.6)

Ratios (%)
Charge-Offs (A+B) to Average Loans (3)	1.83	0.65	1.42	1.49	3.77
Net Charge to the Income Statement to Average Loans (3)	2.56	1.61	0.24	(0.66)	(1.19)

(1)	Before the allowance for loan losses.

(2)	Includes quotation differences for Galicia Uruguay and Cayman Branch.

(3)	Charge-offs plus direct charge-offs minus bad debts recovered.
The increase in loan loss provisions in fiscal year 2008 is mainly attributable to the seasoning of the individuals’ loan portfolio.
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

	As of December 31,
	2008			2007			2006
			Loan			Loan			Loan
		% of	Category		% of	Category		% of	Category
	Amount	Loans	%	Amount	Loans	%	Amount	Loans	%
	(in millions of Pesos, except percentages)
Non-Financial Public Sector	—	—	10.77	—	—	10.11	—	—	24.90
Local Financial Sector	—	—	1.21	—	—	0.92	—	—	2.88
Non-Financial Private Sector and Residents Abroad
Advances	14.5	0.12	4.85	16.2	0.13	6.61	16.3	0.15	3.21
Promissory Notes	34.9	0.28	17.28	119.8	1.00	24.31	151.1	1.40	19.84
Mortgage Loans	21.9	0.18	8.38	26.5	0.22	7.89	25.0	0.23	6.37
Pledge Loans	0.5	—	0.66	0.3	—	0.79	0.4	—	0.62
Personal Loans	37.8	0.31	9.94	14.0	0.12	8.17	3.7	0.03	5.21

	As of December 31,
	2008			2007			2006
			Loan			Loan			Loan
		% of	Category		% of	Category		% of	Category
	Amount	Loans	%	Amount	Loans	%	Amount	Loans	%
	(in millions of Pesos, except percentages)
Credit-Card Loans	111.4	0.91	35.75	56.0	0.47	30.31	28.5	0.26	22.76
Placements in Correspondent Banks	—	—	2.73	—	—	1.32	—	—	5.63
Other	7.4	0.06	8.43	7.9	0.07	9.57	1.0	0.01	8.58
Unallocated (1)	298.4	2.44	—	187.9	1.57	—	101.0	0.95	—

Total	526.8	4.30	100.00	428.6	3.58	100.00	327.0	3.03	100.00

	As of December 31,
	2005			2004
			Loan			Loan
		% of	Category		% of	Category
	Amount	Loans	%	Amount	Loans	%
	(in millions of Pesos, except percentages)
Non-Financial Public Sector	—	—	47.43	—	—	50.00
Local Financial Sector	—	—	1.17	—	—	1.67
Non-Financial Private Sector and Residents Abroad
Advances	12.3	0.11	2.04	22.7	0.25	2.21
Promissory Notes	186.4	1.70	16.79	270.9	3.00	12.18
Mortgage Loans	21.6	0.20	4.60	97.6	1.08	6.91
Pledge Loans	0.5	—	1.11	3.5	0.04	1.03
Personal Loans	0.9	0.01	2.36	4.0	0.04	0.64
Credit-Card Loans	14.0	0.13	15.84	10.8	0.12	12.24
Placements in Correspondent Banks	—	—	1.95	—	—	4.20
Other	17.1	0.16	6.71	32.1	0.36	8.92
Unallocated (1)	175.1	1.60	—	191.0	2.12	—

Total	427.9	3.91	100.00	632.6	7.01	100.00

(1)	The unallocated reserve consists of the allowances established on the portfolio classified in the “normal situation” category and includes additional reserves in excess of Argentine Central Bank minimum requirements.
Charge-Offs
The following table sets forth the allocation of the main charge-offs made by the Bank and the regional credit card companies during the years ended December 31, 2008, 2007 and 2006.

	Fiscal Year Ended
	December 31,
	2008	2007	2006
	(in millions of Pesos)
Charge-offs by Type
Advances	17.3	6.1	2.1
Promissory Notes	92.3	35.1	155.2
Mortgage Loans	7.9	5.4	6.4
Pledge Loans	0.1	0.2	0.2
Personal Loans	27.5	6.6	1.5
Credit-Card Loans
Banco Galicia	31.6	9.2	3.0
Regional Credit-Card Companies	107.7	60.6	31.9
Other Loans	4.8	2.2	0.5

Total	289.2	125.4	200.8

During fiscal year 2008, Ps. 289.2 million were written off against the allowance for loan losses in connection with the close of negotiations with commercial customers in a debt restructuring process. During fiscal year 2007, Ps. 125.4 million were written off against the allowance for loan losses. This amount mainly represents charge offs of loans to individuals, including the regional credit card companies’ portfolios and the increased amount as compared to the prior year is attributable to the seasoning of the individuals’ loan portfolio.
Foreign Outstandings
Cross-border or foreign outstandings for a particular country are defined as the sum of all claims against third parties domiciled in that country and comprise loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets that are denominated in Dollars or other non-local currency. The following were our foreign outstandings as of the dates indicated representing 0.75% or more of our total assets:

	Fiscal Year Ended
	December 31,
Country	2008	2007	2006
	(in millions of Pesos)
United Kingdom
Demand Deposits	6.0	2.0	0.7
Forward Purchases of Boden 2012 Bonds	829.0	1,244.8	355.1
Forward Purchases of Discount Bonds in Pesos	603.2	600.6	723.9

Total	1,438.2	1,847.4	1,079.7

United States
Demand Deposits	353.4	532.1	234.0
Overnight Placements	317.3	159.3	608.1
Other	0.7	—	—

Total	671.4	691.4	842.1

Germany
Demand Deposits	3.0	0.9	—
Forward Purchases of Boden 2012 Bonds	1,087.9	240.8	—
Forward Purchases of Discount Bonds in Pesos	—	105.9	—

Total	1,090.9	347.6	—

As of December 31, 2008, we had the following foreign outstandings:
•	Ps. 1,438.2 million (5.8% of our total assets) with United Kingdom financial institutions, of which Ps. 829.0 million represent three forward purchases of Boden 2012 Bonds and Ps. 603.2 million represent two forward purchases of Discount Bonds in Pesos, both in connection with repurchase transactions with such financial institutions, and Ps. 6.0 million correspond to demand deposits with such institutions; all are one-year term transactions and bear market floating interest rates based on Libor plus a fixed spread.

•	Ps. 671.4 million (2.7% of our total assets) representing liquid placements with United States financial institutions, of which Ps. 353.4 million correspond to demand deposits and Ps. 317.3 million represent overnight placements.

•	Ps. 1,090.9 million (4.4% of our total assets) with a German financial institution, of which Ps. 1,087.9 million represent three forward purchases of Boden 2012 Bonds in connection with repurchase transactions with the applicable financial institution, and Ps. 3.0 million correspond to demand deposits with such institution; two repurchase transactions are for a two-year term and one is for a one-year term; all bear market floating interest rates based on Libor plus a fixed spread.
There were no other foreign outstandings representing 0.75% or more of our total assets as of December 31, 2008, 2007 and 2006.
Deposits
The following table sets out the composition of our deposits as of December 31, 2008, 2007 and 2006. Our deposits represent deposits with the Bank.

	As of December 31,
	2008	2007	2006
	(in millions of Pesos)
Current Accounts and Other Demand Deposits	3,105.4	2,675.4	2,011.4
Savings Accounts	4,035.0	3,380.1	2,589.5
Time Deposits	6,548.0	6,704.8	5,831.5
Other Deposits (1)	263.2	291.6	215.6
Plus: Accrued Interest, Quotation Differences and CER Adjustment	104.5	113.7	131.4

Total Deposits	14,056.1	13,165.6	10,779.4

(1)	Includes among other, deposits originated by Decree No. 616/05, Reprogrammed Deposits under judicial proceedings and other demand deposits.
In 2008, our consolidated deposits increased 6.8% mainly as a result of a Ps. 1,084.9 million increase in deposits in current and savings accounts. As in prior years, these increases were due to deposits received by the Bank’s Argentine operation. As of December 31, 2008, time deposits included Ps. 47.3 million of CER-adjusted time deposits.
In 2007, our consolidated deposits increased 22.1% mainly as a result of a Ps. 873.3 million increase in time deposits and a Ps. 1,454.6 million increase in deposits in current and savings accounts. As in prior years, these increases were due to private sector deposits received by the Bank’s Argentine operation. As of December 31, 2007, time deposits included Ps. 238.7 million of CER-adjusted time deposits.
For more information, see Item 5.A. “Operating Results-Funding”.

The following table provides a breakdown of our consolidated deposits as of December 31, 2008, by contractual term and currency of denomination.

	Peso-Denominated			Dollar-Denominated			Total
			% of			% of			% of
	Amount		Total	Amount		Total	Amount		Total
	(in millions of Pesos, except percentages)
Current Accounts and Demand Deposits	Ps.	3,105.4	26.9%		—	—%	Ps.	3,105.4	22.3%
Savings Accounts		2,815.6	24.3	Ps.	1,219.4	51.1		4,035.0	28.9
Time Deposits		5,513.2	47.7		1,034.9	43.4		6,548.1	46.9
Maturing Within 30 Days		1,414.1	12.2		279.2	11.7		1,693.3	12.1
Maturing After 31 Days but Within 59 Days		1,930.3	16.7		238.7	10.0		2,169.0	15.6
Maturing After 60 Days but Within 89 Days		671.7	5.8		116.7	4.9		788.4	5.7
Maturing After 90 Days but Within 179 Days		539.1	4.7		224.1	9.4		763.2	5.5
Maturing After 180 Days but Within 365 Days		877.2	7.6		129.0	5.4		1,006.2	7.2
Maturing After 365 Days		80.8	0.7		47.2	2.0		128.0	0.8
Other Deposits		131.0	1.1		132.2	5.5		263.2	1.9
Maturing Within 30 Days		122.8	1.1		91.7	3.8		214.5	1.5
Maturing After 31 Days but Within 59 Days		—	—		—	—		—	—
Maturing After 60 Days but Within 89 Days		—	—		—	—		—	—
Maturing After 90 Days but Within 179 Days		—	—		—	—		—	—
Maturing After 180 Days but Within 365 Days		—	—		—	—		—	—
Maturing After 365 Days		8.2	—		40.5	1.7		48.7	0.4

Total Deposits (1)	Ps.	11,565.2	100.0%	Ps.	2,386.5	100.0%	Ps.	13,951.7	100.0%

(1)	Only principal. Excludes the CER adjustment
The categories with the highest concentration of maturities per original term are those within the segments “within 30 days” and “after 31 days but within 59 days” (Pesos and Dollars), which accounted for 27.7% of the total and mainly corresponded to Peso-denominated time deposits. The rest of the terms have a homogeneous participation. As of December 31, 2008, the average original term of non-adjusted Peso and US Dollar-denominated time deposits (excluding Reprogrammed Deposits with amparo claims) was approximately 93 days. Dollar-denominated deposits, for Ps. 2,386.5 million (only principal), represented 17.1% of total deposits, of which 9.9% (Ps. 236.1 million, only principal) corresponded to Galicia Uruguay (consolidated).
The following table provides information about the maturity of our outstanding time deposits exceeding Ps. 100,000, based on to whether they were made at our domestic or foreign branches, as of December 31, 2008.

	Domestic Offices	Foreign Offices
	(in millions of Pesos)
Time Deposits
Within 30 Days	961.6	—
After 31 Days but Within 59 Days	1,533.1	—
After 60 Days but Within 89 Days	450.9	—
After 90 Days but Within 179 Days	415.9	—
After 180 Days but Within 365 Days	736.5	—
After 365 Days	177.9	12.5

Total Time Deposits	4,275.9	12.5

Other Deposits	—	—

Total Deposits (1)	4,275.9	12.5

(1)	Only principal. Excludes the CER adjustment.

Return on Equity and Assets
The following table presents certain selected financial information and ratios for the periods indicated.

	Fiscal Year Ended
	December 31,
	2008	2007	2006
	(in millions of Pesos, except percentages)
Net Income / (Loss)	176.8	46.0	(18.9)
Average Total Assets	23,412.5	21,332.4	24,614.5
Average Shareholders’ Equity	1,745.0	1,606.7	1,649.3
Shareholders’ Equity at End of the Period	1,845.7	1,654.5	1,608.5
Net Income / (Loss) as a Percentage of:
Average Total Assets	0.91	0.37	—
Average Shareholders’ Equity	10.13	2.86	(1.15)
Declared Cash Dividends	—	—	—
Dividend Payout Ratio	—	—	—
Average Shareholders’ Equity as a Percentage of Average Total Assets	7.45	7.53	6.70
Shareholders’ Equity at the End of the Period as a Percentage of Average Total Assets	7.88	7.76	6.53
Short-term Borrowings
Our short-term borrowings include all of our borrowings (including repurchase agreements, debt securities and negotiable obligations) with a contractual maturity of less than one year, owed to foreign or domestic financial institutions or holders of negotiable obligations.

	As of December 31,
	2008	2007	2006
	(in millions of Pesos)
Short-Term Borrowings
Argentine Central Bank	1.7	0.7	0.4
Other Banks and International Entities
Credit Lines from Domestic Banks	43.6	33.2	134.5
Credit Lines from Foreign Banks	354.6	258.0	45.4
Repurchases with Domestic Banks	34.7	—	522.9
Negotiable Obligations	108.9	36.3	65.1

Total	543.5	328.2	768.3

As of the end of fiscal year 2008, our short-term borrowings consisted mainly of trade facilities from foreign banks.

The following table shows for our significant short-term borrowings for the fiscal years ended December 31, 2008, 2007 and 2006:
•	the weighted-average interest rate at year-end,

•	the maximum balance recorded at the monthly closing dates of the periods,

•	the average balances for each period, and

•	the weighted-average interest rate for the periods.

	As of December 31,
	2008		2007		2006
	(in millions of Pesos, except percentages)
Argentine Central Bank
Weighted-average Interest Rate at End of Period		—		—		—
Maximum Balance Recorded at the Monthly Closing Dates	Ps.	1.7	Ps.	0.9	Ps.	0.9
Average Balances for Each Period	Ps.	1.1	Ps.	0.6	Ps.	0.5
Weighted-average Interest Rate for the Period		—		—		—
Credit Lines from Domestic Banks
Weighted-average Interest Rate at End of Period		24.7%		14.2%		9.1%
Maximum Balance Recorded at the Monthly Closing Dates	Ps.	261.5	Ps.	92.6	Ps.	378.7
Average Balances for Each Period	Ps.	72.9	Ps.	57.5	Ps.	142.0
Weighted-average Interest Rate for the Period		13.7%		9.5%		8.0%
Credit Lines from Foreign Banks
Weighted-average Interest Rate at End of Period		5.4%		5.6%		6.1%
Maximum Balance Recorded at the Monthly Closing Dates	Ps.	457.4	Ps.	258.0	Ps.	45.4
Average Balances for Each Period	Ps.	373.6	Ps.	106.7	Ps.	9.7
Weighted-average Interest Rate for the Period		4.5%		5.8%		6.1%
Repurchases with Domestic Banks
Weighted-average Interest Rate at End of Period		10.5%		—%		9.3%
Maximum Balance Recorded at the Monthly Closing Dates	Ps.	400.6	Ps.	317.4	Ps.	525.9
Average Balances for Each Period	Ps.	132.8	Ps.	138.3	Ps.	101.6
Weighted-average Interest Rate for the Period		10.5%		8.9%		7.6%
Repurchases with Foreign Banks
Weighted-average Interest Rate at End of Period		—		—		—%
Maximum Balance Recorded at the Monthly Closing Dates		—		—	Ps.	223.5
Average Balances for Each Period		—		—	Ps.	145.7
Weighted-average Interest Rate for the Period		—		—%		8.3%
Negotiable Obligations
Weighted-average Interest Rate at End of Period		12.1%		8.2%		9.9%
Maximum Balance Recorded at the Monthly Closing Dates	Ps.	108.9	Ps.	65.7	Ps.	65.1
Average Balances for Each Period	Ps.	49.8	Ps.	50.8	Ps.	49.6
Weighted-average Interest Rate for the Period		9.9%		9.3%		7.5%
Regulatory Capital
Grupo Financiero Galicia
The capital adequacy of Grupo Financiero Galicia is not under the supervision of the Argentine Central Bank. Grupo Financiero Galicia has to comply with the minimum capital requirement established by Law No. 19,550, as amended, (Ley de Sociedades Comerciales or the “Corporations’ Law”), which, is required to be Ps. 0.012 million.

Banco Galicia
Banco Galicia is subject to the capital adequacy rules of the Argentine Central Bank. Banks have to comply with capital requirements both on an individual basis and on a consolidated basis with their significant subsidiaries. For the purposes of Argentine Central Bank capital adequacy rules, Banco Galicia’s significant subsidiaries that it is consolidated with are Galicia Uruguay and Tarjetas Regionales S.A. consolidated.
Through its Communiqués “A” 3959 and “A” 3986, respectively, the Argentine Central Bank established a new capital adequacy rule effective as of January 1, 2004. The new capital adequacy rule is based on the Basel Committee methodology, similar to the previous rule, and establishes the minimum capital a financial institution is required to maintain in order to cover the different risks inherent in its business activity and thus incorporated into its assets. Such risks include mainly: credit risk, generated both by exposure to the private sector and to the public sector; market risk, generated by foreign-currency, securities and CER positions; and interest-rate risk, generated by the mismatches between assets and liabilities in terms of interest rate repricing. The minimum capital requirement stated by the new rule is 8% of an entity’s risk-weighted assets, with a 100% risk weighting for public-sector assets (within the previous rule, this risk-weighting was 0%) and private-sector assets; with said requirement being lower depending on the existence of certain guarantees in the case of private-sector assets and for certain liquid assets.
The above-mentioned Argentine Central Bank rules provided a schedule for the gradual compliance by entities with the new rule over time. For this, it established the application, beginning on January 2004, of two coefficients known as “Alfa 1” and “Alfa 2”, in order to temporarily, and in a decreasing manner, reduce the minimum capital requirement to cover the credit risk of public-sector assets and interest-rate risk, respectively. Argentine Central Bank rules established that full compliance was to be reached in January 2009, when Alfa 1 would be equal to 1.00, which means that no reduction on the required capital requirement would be allowed. The Alfa 1 coefficient value increases progressively, in January of each year, until it reached 1.00 on January 1, 2009, and the value of the Alfa 2 coefficient increased in the same manner until it reached 1.00 on January 1, 2007, as shown in the table below:

January 1st/ December 31st	Alfa 1	Alfa 2
2004	0.05	0.20
2005	0.15	0.40
2006	0.30	0.70
2007	0.50	1.00
2008	0.75	—
2009	1.00	—
Under Argentine Central Bank rules, core capital primarily corresponds to a bank’s shareholders’ equity at the beginning of the fiscal year and supplemental capital primarily is comprised of 50% of the fiscal year’s profits and 100% of fiscal year’s losses, and subordinated debt. In the case of the Bank, supplemental capital includes the subordinated debt maturing in 2019 issued as a result of the restructuring of the Bank’s foreign debt. Pursuant to Argentine Central Bank regulations on this point, subordinated debt computable as supplemental capital is limited to 50% of core capital and supplemental capital cannot exceed the latter.
Communiqué “A” 4782 of the Argentine Central Bank, dated March 3, 2008, broadened the range of subordinated contractual obligations that financial institutions may include in their calculation of supplementary shareholders’ equity. Pursuant to this Communiqué, it is now possible to record as such not only subordinated debt securities with a public offering, but also any other liability contractually subordinated that meets the requirements set forth in the regulation, regardless of whether such debt had a public offering and notwithstanding the manner of execution (which allows supplementary capital to include liabilities such as loans or credit lines from abroad, for example).

The table below shows information on the Bank’s consolidated computable regulatory capital, or RPC or Adjusted Shareholders’ Equity, and minimum capital requirements as of the dates indicated.

	As of December 31,
	2008	2007	2006
	(in millions of Pesos, except percentages)
Shareholders’ Equity	1,954.7	1,759.4	1,263.0

Argentine Central Bank Minimum Capital Requirements (1)
Allocated to Financial Assets	1,014.1	845.3	597.1
Allocated to Fixed Assets, Intangible and Unquoted Equity Investments	169.5	153.2	143.5
Allocated to Market Risk	5.4	20.4	12.3
Allocated to Interest-Rate Risk	50.7	52.4	61.6
Lending to the Non-Financial Public Sector	324.8	231.5	269.8

Total (A)	1,564.5	1,302.8	1,084.3

Computable Regulatory Capital Calculated Under Argentine Banking GAAP
Core Capital	1,789.1	1,756.4	1,395.0
Supplemental Capital	994.7	757.1	608.4
Deductions
Investments in Financial Entities	(1.7)	(1.5)	(1.5)
Organization Expenses	(191.3)	(100.6)	(64.2)
Goodwill Recorded from June 30, 1997	(28.5)	(47.6)	(66.8)
Real Estate Properties for Banco Galicia’s Own Use and Miscellaneous, for which No Title Deed has been Made	(6.3)	(2.8)	(5.2)
Other	(17.0)	(7.0)	(6.1)

Total	(244.8)	(159.5)	(143.8)

Additional Capital — Market Variation	13.3	3.1	2.0

Total (B)	2,552.3	2,357.1	1,861.6

Excess Capital
Excess Over Required Capital (B)-(A)	987.8	1,054.3	777.3
Excess Over Required Capital as a % of Required Capital	63.14	80.93	71.69

Total Capital Ratio	13.92	15.54	15.03

(1)	In accordance with Argentine Central Bank rules applicable at each date.
As of December 31, 2008, Banco Galicia’s computable capital amounted to Ps. 2,552.3 million, exceeding the minimum capital requirement by Ps. 987.8 million pursuant to the regulations provided for by the Argentine Central Bank effective as of such date. This excess amount was Ps. 1,054.3 million as of December 31, 2007. The decrease of Ps. 66.5 million in the excess was due to a Ps. 261.7 million increase in the minimum capital requirement partially offset by a Ps. 195.2 million increase in computable capital.
A greater minimum capital requirement was mainly the result of: (i) the Ps. 168.8 million increase in the minimum capital required to account for credit risk, as a consequence of the growth of the Bank’s exposure to the private sector during fiscal year 2008 and (ii) the Ps. 93.3 million increase in minimum capital requirement for the exposure to the non-financial public sector, which was mainly due to the increase of the “Alfa 1” coefficient from 0.50 to 0.75 as explained herein.
The Ps. 195.2 million increase in computable capital when compared to December 31, 2007 was mainly the result of a Ps. 237.6 million increase in supplemental capital. This latter increase was mainly due to the fiscal year’s net income offset by greater deductions of Ps. 85.3 million corresponding to an increase in organization and development expenses.
Regional Credit Card Companies
Since the regional credit card companies are not financial institutions, their capital adequacy is not regulated by the Argentine Central Bank. The regional credit card companies have to comply with the minimum capital requirement established by the Corporations’ Law, which was required to be Ps. 0.012 million. However, as noted above, Banco Galicia has to comply with the Argentine Central Bank’s capital adequacy rules on a consolidated basis, which consolidated includes the regional credit card companies.

Minimum Capital Requirements of Insurance Companies
The insurance companies controlled by Sudamericana must meet the minimum capital requirements set by General Resolution No. 31,134 of the National Insurance Superintendency. This resolution requires insurance companies to maintain a minimum capital level equivalent to the highest of the amounts calculated as follows:
(a)	By line of insurance: this method establishes a fixed amount by line of insurance. For life insurance companies, it is Ps. 4 million, increasing to Ps. 5 million for companies that offer pension-linked life insurance. For providers of retirement insurance that do not offer pension-linked annuities, the requirement is Ps. 3 million (increasing to Ps. 5 million for companies that offer pension-linked annuities). For companies that offer property insurance that includes damage coverage (excluding those related to vehicles) the requirement is Ps. 1.5 million (increasing to Ps. 8 million for companies that offer all P&C products).

(b)	By premiums and additional fees: to use this method, the company must calculate the sum of the premiums written and additional fees earned in the last 12 months. Based on the total, the company must calculate 16%. Finally, it must adjust the total by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.

(c)	By claims: to use this method, the company must calculate the sum of gross claims paid during the 36 months prior to the end of the period under analysis. To that amount, it must add the difference between the balance of unpaid claims as of the end of the period under analysis and the balance of unpaid claims as of the 36th month prior to the end of the period under analysis. The resulting figure must be divided by three. Then the company must calculate 23%. The resulting figure must be adjusted by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.

(d)	For life insurance companies that offer policies with an investment component, the figures obtained in b) and c) must be increased by an amount equal to 4% of the technical reserves adjusted by the ratio of net technical reserves to gross technical reserves (at least 85%), plus 0.3% of at-risk capital adjusted by the ratio of retained at-risk capital to total at-risk capital (at least 50%).
The minimum required capital must then be compared to computable capital, defined as shareholder’s equity less non-computable assets. Non-computable assets consist mainly of deferred charges, pending capital contributions, and excess investments in authorized instruments. As of December 31, 2008, according to the estimates carried out as of such date, the computable capital of the companies held by Sudamericana exceeded the minimum capital requirement of Ps. 39.7 million by Ps. 12.3 million.
Sudamericana also holds Sudamericana Asesores de Seguros S.A., a company dedicated to brokerage in different lines of insurance that is regulated by the guidelines of the Corporations’ Law, which provided for a minimum capital requirement of Ps. 0.012 million.
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

In their capacity as companies listed in Argentina, Grupo Financiero Galicia and Banco Galicia must comply with the disclosure, reporting, governance and other rules applicable to such companies issued by the markets in which they are listed and their regulators, including Law No. 17,811, as amended, Law No. 20,643 and Decrees No. 659/74 and No. 2,220/80, as well as Decree No. 677/01 otherwise known as the Decree for Transparency in the Public Offering (“Régimen de la Transparencia de la Oferta Pública”). In their capacity as public issuers of securities these companies are subject to the above mentioned rules. As Grupo Financiero Galicia has publicly listed ADSs in the United States, it is also subject to the reporting requirements of the United States’ Exchange Act for foreign private issuers and to the provisions applicable to foreign private issuers under the Sarbanes Oxley Act. See Item 9. “The Offer and Listing-Market Regulations.”
Our operating subsidiaries are also subject to the following laws: Law No. 25,156 (the Competition Defense Law, “Ley de Defensa de la Competencia”), Law No. 22,820 (Fair Business Practice Law, “Ley de Lealtad Comercial”) and Law No. 24,240 or the Consumer Protection Law (“Ley de Defensa del Consumidor”).
As a financial services holding company, we do not have a specific institution that regulates our activities. Our banking and insurance subsidiaries are regulated by different regulatory entities. In the case of the Bank, the Argentine Central Bank is the main regulatory and supervising entity.
The banking industry is highly regulated in Argentina. Banking activities in Argentina are regulated by the Financial Institutions’ Law, which places the supervision and control of the Argentine banking system in the hands of the Argentine Central Bank. The Argentine Central Bank regulates all aspects of financial activity. See “-Argentine Banking Regulation” below.
The Bank and our insurance subsidiaries are subject to Law No. 25,246, which was passed on April 13, 2000, as amended, which provides for an anti-money laundering framework in Argentina, including Law No. 26,268, which amends the latter to include within the scope of criminal activities those associated with terrorism and its financing.
Sudamericana’s insurance subsidiaries are regulated by the National Insurance Superintendency and Laws No. 17,418 and No. 20,091. Sudamericana Asesores de Seguros S.A. is regulated by the National Insurance Superintendency, through Law No. 22,400.
The activity of the regional credit card companies and the credit card activities of the Bank are regulated by Law No. 25,065, as amended, or the Credit Cards Law (“Ley de Tarjetas de Crédito”). Both the Argentine Central Bank and the National Undersecretary of Industry and Trade have issued regulations to, among other things, enforce public disclosure of companies’ pricing (fees and interest rates) in order to assure consumer awareness of such pricing. See “-Credit Cards Regulation.”
Net Investment and its controlled companies are regulated by the Corporations’ Law and are not regulated by a specific regulatory agency. Galicia Warrants is regulated by Law No. 9,643.
On January 6, 2002, the Argentine Congress enacted Law No. 25,561, or the Public Emergency Law, which together with various decrees and Argentine Central Bank rules, provided for the principal measures in order to deal with the 2001 and 2002 crisis, including asymmetric pesification, among others. The period of effectiveness of the Public Emergency Law was extended again until December 31, 2009.

Foreign Exchange Market
In late 2001 and early 2002, restrictions were imposed on access to the Argentine foreign exchange market and on capital movements, which were tightened by the middle of 2002. The Public Emergency Law granted the executive branch of the Government the power to regulate the local foreign exchange market.
Since its creation this regime was subject to various modifications. Only the principal features currently in force are detailed below.
On June 9, 2005, the executive branch of the Government issued Decree No. 616/05, which established certain major amendments to the rules for capital movements into and from Argentina. This Decree was effective as of June 10, 2005 and, as regulated, established a system whereby:
(a)	Foreign exchange flows into and from the local foreign exchange market and all resident new debt transactions that may imply future foreign exchange payments to nonresidents must be registered with the Argentine Central Bank.

(b)	All new debt of the private sector with non-residents must be for a minimum term of 365 days, except for international trade financing and primary issuances of debt securities, if such securities’ public offering and listing on self-regulated markets in Argentina has been duly authorized.

(c)	All inflows of foreign exchange resulting from such indebtedness, with the exceptions mentioned in the previous item and those regulated by the Argentine Central Bank which are detailed below, and all inflows of foreign exchange by non-residents, excluding direct foreign investments and certain portfolio investments (subscriptions of primary issuances of debt and equity securities, which public offering and listing in self-regulated markets in Argentina has been duly authorized, and government securities acquired in the secondary market), must be for a term of at least 365 days and will be subject to a 30% deposit requirement.

(d)	Such deposit requirement will be held in a local financial institution as an unremunerated Dollar-denominated time deposit maturing in at least 365 days; such funds will not be available as a guarantee for any kind of debt and, upon the deposit maturity date, such funds will become available within the country and, therefore, will be subject to the applicable restrictions on foreign exchange transfers abroad.

(e)	The 30% deposit is not required for, among other things, inflows of foreign currency:
(i)	resulting from loans granted to residents by local financial institutions in foreign currency;

(ii)	resulting from capital contributions to local institutions, when the contributor owns, previously or as a result of such contributions, 10% or more of the company’s capital or votes, subject to compliance with certain requirements;

(iii)	resulting from sales of interests in local entities to direct investors;

(iv)	to be applied to real estate acquisitions;

(v)	resulting from an indebtedness with multilateral and bilateral credit agencies and with official credit agencies;

(vi)	resulting from other foreign indebtedness of the local non-financial private sector, with an average life of no less than two years, the proceeds of which will be applied to the acquisition of non-financial investments (as defined by the Argentine Central Bank);

(vii)	resulting from other foreign indebtedness where the proceeds will be applied to the settlement of foreign debt principal amortization or long term investments in foreign assets;

(viii)	that will be utilized within 10 business days from their liquidation in the local foreign exchange market for purposes listed as “current transactions within the international accounts” by the International Monetary Fund, among others, within such purposes are the payment by non-Argentine residents of certain local taxes; or

(ix)	resulting from the sale of foreign assets of residents in order to subscribe to primary issuances of public debt issued by the Government; and
(f)	The proceeds of sales of foreign assets brought into the country by residents (“capital repatriation”) will be subject to the 30% deposit requirement noted in (c) above, which will apply to any amounts exceeding US$ 2.0 million per month if certain other operative requirements are met.
The Ministry of Economy is entitled to modify the percentages and terms detailed above, when a change in the macroeconomic situation so requires. It is also entitled to modify the rest of the requirements established by Decree No. 616/05, and/or establish new ones, and/or increase the types of foreign currency inflows included. The Argentine Central Bank is entitled to regulate and control compliance with the regime established by Decree No. 616/05, and to enforce the applicable penalties.
In addition to Decree No. 616/05, the Ministry of Economy issued Resolution No. 637/05, dated November 16, 2005, which established that, beginning on November 17, 2005, the restrictions established in said Decree are also applicable to all inflows of funds to the local foreign exchange market for the subscription of primary issuances of debt securities or certificates of participation by financial trusts, if such restrictions were applicable to capital inflows to be used to acquire any of the trusts’ assets. The corresponding criminal regime will be applicable in the case that any of these rules are violated.
In addition, currently, access to the local foreign exchange market by non-residents (both individuals and entities) to transfer funds abroad is permitted:
(a)	With no limit in the case of: (i) proceeds from the principal amortization of government securities; (ii) recoveries from local bankruptcies; (iii) proceeds from the sale of direct investments in the non-financial private sector in Argentina or the final disposition of such investments if they were made with foreign currency that entered the local foreign exchange market no less than 365 days before; and (iv) certain other specific cases.

(b)	With a US$ 500,000 monthly limit in the case of the aggregate proceeds of the sale of portfolio investments made with foreign currency that entered the local foreign exchange market no less than 365 days before.

(c)	With a US$ 5,000 monthly limit in cases not contemplated above, unless authorization from the Argentine Central Bank is obtained.

Access to the local foreign exchange market by residents (both individuals and entities) to make foreign real estate, direct or portfolio investments or buy foreign exchange or traveler checks is allowed but limited to US$ 2.0 million per month if certain other operative requirements are met. Such limit may be increased in certain specific cases.
Access to the foreign exchange local market for the transfer of profits and dividends abroad is permitted when corresponding to audited and final balance sheets.
Pursuant to Decree No. 260/02, all foreign exchange transactions in Argentina must be executed only through the “mercado libre y único de cambios” (free and single foreign exchange market) on which the Argentine Central Bank buys and sells currency.
Compensation to Financial Institutions
For the Asymmetric Pesification and its Consequences
Decree No. 214/02 provided for compensation to financial institutions, for:
•	the losses caused by the mandatory conversion into Pesos of certain liabilities at the Ps. 1.4 per US$ 1.0 exchange rate, which exchange rate was greater than the Ps. 1.0 per US$ 1.0 exchange rate established for the conversion into Pesos of certain Dollar-denominated assets. This was to be achieved through the delivery of a Peso-denominated compensatory bond issued by the Government.

•	the currency mismatch left on financial institutions’ balance sheets after the compulsory pesification of certain of their assets and liabilities after the conversion of the Peso-denominated compensatory bond into a Dollar-denominated compensatory bond. This would be achieved by the purchase by financial institutions of a Dollar-denominated hedge bond. For such purpose, the Government established the issuance of a Dollar-denominated bond bearing Libor and maturing in 2012 (Boden 2012 Bonds).
Among others, Decree No. 905/02 established the methodology for calculating the compensation to be received by financial institutions. We recorded the compensation for the amounts we had determined according to the regulations. The Argentine Central Bank had to confirm the amounts after a review.
In March 2005, we agreed to receive US$ 2,178.0 million of face value of Boden 2012 Bonds, comprised of US$ 906.3 million of face value of Boden 2012 Bonds corresponding to the Compensatory Bond (fully delivered to us in November 2005) and US$ 1,271.7 million of face value of Boden 2012 Bonds corresponding to the Hedge Bond (fully delivered to us in April 2007). On December 1, 2006, the Bank received Boden 2012 Bonds for a face value of US$ 1,155.0 million corresponding to 90.8% of the Hedge Bond, at their 75% residual value, and US$ 406.8 million for pass due amortization and interest coupons.

The Boden 2012 Bonds pending delivery as of December 31, 2006, for US$ 116.8 million of face value, were recorded on our balance sheet under the item “Other Receivables Resulting from Financial Brokerage,” as they represented a right to receive Boden 2012 Bonds as compensation for the asymmetric pesification and its consequences as explained above. The delivery to us of the Boden 2012 Bonds corresponding to the Compensatory Bond and to 90.8% of the Hedge Bond implied the availability of such bonds, thus the bonds were recorded as securities under “Government Securities.”
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
The Boden 2012 Bonds pending delivery as of December 31, 2006 were subscribed for on April 24, 2007 using Secured Loans for a face value of Ps. 115.9 million, in accordance with the direct swap alternative set forth in Decree No. 905/02. This decision generated a Ps. 32.0 million loss, which was recorded in February 2007, resulting from the release of the Bogar Bonds that, as of December 31, 2006, were allocated as collateral for the advance for the acquisition of the remaining Hedge Bond. Such release determined their valuation at present value calculated using the discount rate established by the Argentine Central Bank, in accordance with its Communiqué “A” 3911 as amended, while, according to such rule, Bogar Bonds used as collateral could be recorded at their technical value, which was higher than the aforementioned present value. In addition, the above-mentioned swap alternative instead of the advance requested from the Argentine Central Bank to finance the acquisition of the remaining Hedge Bond caused a Ps. 32.8 million increase in the acquisition cost of the remaining Hedge Bond. This loss was recognized in the Financial Statements in March 2007. The swap was completed on April 24, 2007.
The process of compensating us for the effects of the asymmetric pesification established by Decree No. 905/02 was completed on such date. The acquisition of the Boden 2012 Bonds corresponding to the Hedge Bond using public-sector assets has strengthened our balance sheet by reducing risk concentration in such assets, increasing our structural liquidity and expanding the resources available to be applied to the business.
There were not any significant changes to mention during fiscal year 2008.

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
The difference between the amounts paid as a result of these court orders and the amount resulting from converting deposits at the Ps. 1.40 per US Dollar exchange rate, adjusted by the CER and interest accrued up to the payment date, which amounted to Ps. 786.3 million as of December 31, 2008, was recorded under “Intangible Assets”. The residual value as of said date was Ps. 316.9 million. We have repeatedly reserved our right to make claims, at a suitable time, in view of the negative effect caused on our financial condition by the reimbursement of deposits originally denominated in Dollars, pursuant to orders issued by the Judicial Branch, either in US Dollars or in Pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not included by the Government in the calculation of the compensation to financial institutions. The method of accounting for such right as a deferred loss, as set forth by Argentine Central Bank regulations, does not affect the existence or legitimacy of such right. To such effect, we have reserved all of the corresponding rights.
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
On December, 2006, the Argentine Supreme Court pronounced its ruling with respect to the case “Massa c/ Estado Nacional y Bank Boston” resolving that the defendant bank had to fulfill its obligation to reimburse a US Dollar-denominated deposit subject to the emergency regulations by paying the original amount deposited converted into Pesos at an exchange rate of Ps. 1.40 per US Dollar, adjusted by CER until the effective date of payment, together with an interest rate of 4% per annum, and computing amounts paid in order to comply with preliminary injunctions or other measures as payments on account. In August 2007 (the Kujarchuk case), the Argentine Supreme Court established a calculation method for payments on account, which confirmed the criteria held by most courts of law since the Massa ruling mentioned above. With respect to judicial deposits, in March 2007, the Argentine Supreme Court ruled in the case “EMM S.R.L. against Tía S.A.,” that Decree No. 214/02 does not apply to such deposits, and that such deposits must be reimbursed to the depositors in their original currency.
It is expected that the aforementioned rulings by the Argentine Supreme Court will be strongly followed in similar cases to be heard by the lower courts. The Bank continues to gradually address the judicial resolutions on a case-by-case basis, in accordance with the individual circumstances of each case. Management continuously monitors and analyzes the implications of the above resolutions. The Bank has recorded a Ps. 37.9 million liability for the remaining amounts that may need to be paid in connection with cases pending resolution. The amount resulting from the difference between the amount ultimately determined by the courts and the amount recorded by the Bank, if any, will be recorded in accordance with Argentine Central Bank’s rules under the item Intangible Assets, and will be amortized over a period of 60 months. Due to the above, and based on the information available to date, it is the opinion of the Bank’s management that the effects resulting from these situations will not significantly affect the Bank’s shareholders’ equity. During 2008, as well as during the previous fiscal years, the number of legal actions filed by customers requesting the reimbursement of deposits in their original currency decreased significantly.

With respect to judicial deposits that have been subject to pesification, the Argentine Central Bank established that, beginning in July 2007, financial institutions must establish a provision in an amount equal to the difference that results from comparing such deposits’ balances at each month’s end, considered in their original currency, and the corresponding Peso balances actually recorded on the books. Such provision, established as of December 31, 2008 and charged to income, amounted to Ps. 1.9 million.
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
Current regulations equally regulate local and foreign owned banks.
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

Supervision
As the supervisor of the Argentine financial system, the Argentine Central Bank requires financial institutions to submit information on a daily, monthly, quarterly, semiannual and annual basis. These reports, which include balance sheets and income statements, information relating to reserve funds, use of deposits, portfolio quality (including details on debtors and any loan loss provisions established) and other pertinent information, allow the Argentine Central Bank to monitor financial institutions’ financial condition and business practices.
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
Financial institutions operating in Argentina have been subject to the supervision of the Argentine Central Bank on a consolidated basis since 1994. Information set out in “-Limitations on Types of Business,” “-Capital Adequacy Requirements,” “-Lending Limits,” and “-Loan Classification System and Loan Loss Provisions” below, relating to a bank’s loan portfolio, is calculated on a consolidated basis. However, regulations relating to a bank’s deposits are not based on consolidated information, but on such bank’s deposits in Argentina (for example, liquidity requirements and contributions to the deposit insurance system).
Examination by the Argentine Central Bank
The Argentine Central Bank began to rate financial institutions based on the “CAMEL” quality rating system in 1994. Each letter of the CAMEL system corresponds to an area of the operations of each bank being rated, with: “C” standing for capital, “A” for assets, “M” for management, “E” for earnings, and “L” for liquidity. Each factor is evaluated and rated on a scale from 1 to 5, 1 being the highest rating an entity can receive. The Argentine Central Bank modified the supervision system effective in September 2000. The objective and basic methodology of the new system, denominated “CAMELBIG”, do not differ substantially from the CAMEL system. The components were redefined in order to evaluate business risks separately from management risks. The components used to rate the business risks are: capital, assets, market, earnings, liquidity and business. The components to rate management risks are: internal control and the quality of management. By combining the individual factors that are under evaluation, a combined index can be obtained that represents the final rating for the financial institution.
After the 2001-2002 crisis, the Argentine Central Bank resumed the examination process, which was interrupted due to such crisis. In the Bank’s case, the first examination was based on information as of June 30, 2005. New examinations were conducted based on information as of September 30, 2006 and as of June 30, 2008.

BASIC System
The Argentine Central Bank established a control system (“BASIC”) with the purpose of allowing the public access to a greater level of information and increased security with respect to their holdings in the Argentine financial system. Each letter corresponds to one of the following procedures:
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
Legal Reserve
The Argentine Central Bank requires that banks annually allocate a percentage of their net income set by the Argentine Central Bank, which is currently 20.0%, to a legal reserve. Such reserve can only be used during periods in which a bank has incurred losses and has exhausted all allowances and other provisions. Dividends may not be paid if the legal reserve has been impaired.
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
Under Argentine Central Bank regulations, financial institutions are typically precluded from engaging directly in insurance activities and from holding an equity interest in excess of 12.5% of the outstanding capital of a company that does not provide services defined as complementary to those provided by financial institutions or which exceed specified percentages of the respective financial institution’s RPC as described above. The Argentine Central Bank determines which services are complementary to the services provided by financial institutions, which services primarily include services in connection with stock brokerage, the issuance of credit, debit or similar cards, financial intermediation in leasing and factoring transactions.
Computable Regulatory Capital
A bank’s computable regulatory capital or RPC or Adjusted Shareholders’ Equity is defined under the Argentine Central Bank’s regulations as:
i)	the core capital, which includes permanent capital, non-equity contributions, net worth adjustments, surplus reserves, audited retained earnings (of closed fiscal years) and, effective October 1, 2006, long-term debt instruments, as long as such instruments fulfill certain requirements (maturity of more than 30 years, accrual of recognized return per year not exceeding issuer financial entity’s profits, with unpaid services not being cumulative, so that they cannot be deferred and accumulated to be paid after its maturity date) and do not exceed certain core capital percentages, equal to 30% until December 31, 2008, subject to a schedule that converges with the 15% international standard on January 1, 2013; plus

ii)	the supplemental capital, which may not exceed the core capital, consisting of 50% of unaudited profits and 100% of unaudited losses, and 100% of audited profits or losses for the current fiscal year, 50% of the reserves on the loan portfolio classified as “normal” (general reserves), subordinated debt not exceeding 50% of core capital and with a maturity of at least 5 years, and, effective October 1, 2006, debt instruments which fulfill the requirements to be considered as core capital but exceed the above-mentioned limits, debt instruments with a remaining maturity of less than 10 years and those for which unpaid services are cumulative. In this case, the limit is 50% of the core capital; minus

iii)	the following deductions: (a) demand deposits with banks abroad not rated as investment grade; (b) securities deposited with custodians that were not authorized by the Argentine Central Bank; (c) sovereign bonds issued by a foreign government with a rating lower than that assigned to Argentine sovereign bonds; (d) share holdings in other financial institutions; (e) unregistered real estate; (f) goodwill; (g) organizational and development expenses; and (h) provisioning deficiencies as determined by the Superintendency.
Financial institutions must comply with capital adequacy requirements both on an individual basis and a consolidated basis.

Capital Adequacy Requirements
See “-Selected Statistical Information-Regulatory Capital”.
Capitalization of Debt Instruments
Through Communiqué “A” 4652, dated April 25, 2007, the Argentine Central Bank modified Item 7.3 “Capital Contributions” of “Chapter VI. Capital Adequacy- Section 7. Regulatory Capital” of its LISOL 1 rule. Through such Communiqué, the Argentine Central Bank broadened the set of financial instruments different from cash that it expressly allows to be contributed as capital for the purposes of all regulations related to capital, capital calculations and capital increases. Besides cash, in which case no special authorization from the Argentine Central Bank is required, the regulation establishes that subject to the prior authorization by the Superintendency, the following instruments are allowed as capital contributions: (i) securities issued by the Government, (ii) debt instruments issued by the Argentine Central Bank, and (iii) a financial institution’s deposits and other liabilities resulting from financial brokerage, including subordinated obligations. In cases (i) and (ii), the contributions must be recorded at market value. It is understood that an instrument has a market value when it has regular quotations in stock markets and regulated local and foreign markets. In case (iii), contributions must be recorded at market value, as defined in the previous sentence or, in the case of financial institutions that publicly offer their stock, at the price determined by the regulatory authority. When the previous situation is not verified, contributions will be admitted at their accounting value, pursuant to Argentine Central Bank rules.
Profit Distribution
See Item 8. “Financial Information-Dividend Policy and Dividends.”
Treatment of Losses in Connection with Amparo Claims
Through Communiqué “A” 3916 dated April 3, 2003, the Argentine Central Bank provided for the recording of an intangible asset on account of the difference between the amount paid by financial institutions pursuant to legal actions and the amount resulting from the conversion into Pesos of the balance of the US Dollar deposits reimbursed, at the exchange rate of Ps. 1.4 per US$ 1.0 (adjusted by the CER plus accrued interest as of the payment date). In addition, it established that the corresponding amount shall be amortized in 60 monthly equal and consecutive installments beginning in April 2003.
On November 17, 2005, through Communiqué “A” 4439, the Argentine Central Bank established that, beginning in December 2005, financial institutions having granted, as from that date, new commercial loans with an average life of more than two years could defer the losses related to the amortization of amparo claims. The maximum amount to be deferred cannot exceed 10% of financial institutions’ RPC nor 50% of the new commercial loans. Likewise, financial institutions will not be able to reduce the rest of their commercial loan portfolio. This methodology will be applied until December 2008, when the balance recorded as of that date would begin to amortize in up to 36 monthly equal and consecutive installments. Our application of this rule has resulted in the deferral of losses related to amparo claims since December 2005. No losses for this concept were recorded in fiscal years 2005 and 2006, while losses of Ps. 108.7 million and Ps. 39.5 million were recorded in fiscal years 2007 and 2008, respectively. As of December 31, 2008 the accumulated deferred amortization amounted to Ps. 209.7 million.

As of December 31, 2008, this intangible asset, net of amortizations and including deferred amortizations, amounted to Ps. 316.9 million. We have repeatedly reserved our right to make claims, at suitable time, in view of the negative effect caused in connection with amparo claims. See Item 4. “Compensation to Financial Institutions-For Differences Related to Amparo Claims.”
Legal Reserve Requirements for Liquidity Purposes
The “minimum cash requirements” that banks are required to carry are established as a percentage of the balances of the different types of bank deposits and, for time deposits (including Cedros and Reprogrammed Deposits with amparo claims, when corresponding), the percentage varies with the remaining maturity. The deposit amount minus the minimum cash requirement is such deposits “lending capacity.”
The Argentine Central Bank modifies from time to time the percentages of the minimum cash requirements depending on monetary policy considerations. Compliance with the minimum cash requirements must be accomplished with certain assets (see below), in the same currency as the deposit that triggers such requirement. Compliance with the minimum cash requirements is determined in averages, for monthly periods. The Argentine Central Bank can modify this practice, depending on monetary policy considerations.
Through Communiqué “A” 3486, dated March 22, 2002, and Communiqué “A” 3528, dated March 25, 2002, the Argentine Central Bank established that foreign currency denominated deposits lending capacity must only be applied to US Dollar-denominated international trade financing, interbank loans and Lebac, and that any such lending capacity not applied to the aforementioned purposes will constitute a greater cash minimum requirement in Pesos, for the same amount. Subsequently, other purposes were added, allowing for the financing of activities that do not directly generate cash flows in foreign currency, such as the granting of loans to finance the importing of capital goods to be used to increase the production for the local market.
Pursuant to Communiqué “A” 4449, dated December 2, 2005, the Argentine Central Bank established that, effective December 2005, the minimum cash requirement in Pesos is to be applied over the monthly average of the daily balances of the obligations comprised, except for the period from December to February of the following year, for which the quarterly average was used.
At the end of fiscal year 2008, the percentages of minimum cash requirements applicable in accordance with Argentine Central Bank rules, were as follows:
•	Demand deposits:
•	Peso-denominated current accounts and savings accounts: 19%.

•	Dollar-denominated savings accounts: 20%.
•	Time deposits, including those adjusted by CER (by remaining maturity):
•	Peso-denominated: up to 29 days: 14%; from 30 to 59 days: 11%; from 60 to 89 days: 7%; from 90 to 179 days: 2%; from 180 to 365 days: 0%.

•	Dollar-denominated: up to 29 days: 20%; from 30 to 59 days: 15%; from 60 to 89 days: 10%; from 90 to 179 days: 5%; from 180 to 365 days: 2%; and more than 365 days: 0%.
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

As of December 31, 2008, the Bank was in compliance with its legal reserve requirements, and has continued to be up to the date of this annual report.
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
ii) Limits that refer to the financial institution’s RPC: the limits to the financial assistance a bank can provide are (as a percentage of a bank’s RPC):

	Without Collateral	With Collateral
Non-related Customers (*)	15%	25%
Domestic Financial Institutions (**)	25%	25%
Foreign Financial Institutions (Investment Grade)	25%	25%
Foreign Financial Institutions (Other)	5%	5%
Reciprocal Guarantee Entities Authorized by the Argentine Central Bank (***)	—	25%
Public Sector (****):
i) National	50%	50%
ii) City of Buenos Aires and Provinces (Each)	10%	10%
iii) Municipalities (Each)	3%	3%

(*)	For the purpose of these limits, business groups shall be considered as a one client.

(**)	For second floor financial institutions, the limit is 100%.

(***)	Law 24,467: associations of companies authorized by the Argentine Central Bank to guarantee loans. In case one of the companies fails to pay, the other takes responsibility.

(****)	Excess over the new limits set in March 2003 will not be computed if arising from loans granted before March 2003, if determined or increased by the receipt of bonds or promissory notes as compensation for the asymmetric pesification, or if arising from the rolling over of preexisting loans.
Communiqué “A” 3911 issued on March 28, 2003, established the applicable limits shown in the table above for a financial institution’s new exposure (granted after April 1, 2003) to the Argentine non-financial public sector. These limits exclude the exposure outstanding as of March 31, 2003, government securities received as compensation in accordance with Decree No. 905/02 or those to be received pursuant to other regulations, and the roll over of principal payments. Total exposure to the public sector, described in items (i), (ii) and (iii) in the table above, with the exclusions mentioned, must not exceed 75%.

In addition, according to item 12 of this Communiqué, beginning on January 1, 2006, a bank’s total financial assistance, without any exemption, to all of the non-financial public sector, could not exceed 40% of a bank’s total assets as of the end of the previous month, with such percentage having been reduced to 35% of total assets, as of July 1, 2007. Any excess over this limit will add an equal amount to the minimum capital requirement of the bank. The Bank submitted a plan in order to comply with item 12 of Communiqué “A” 3911, as amended, over time, which was approved by the Argentine Central Bank on February 28, 2006. On June 27, 2007, the Argentine Central Bank informed the Bank that its plan to comply with the regulation was considered accomplished, given that since December 2006, the Bank was in compliance with the established general limit.
iii) The limits on equity interests in other companies are the following:

	Limit based on a Bank’s RPC	Limit based on Customers’ Net Worth
Companies with Non-complementary Activities		12.5	% (**)
Companies with Complementary Activities		100%
Total Shares	50%
Shares Without Quotation (*)	15%

(*)	Includes shares that do not quote frequently and therefore are not subject capital requirements to cover market risk.

(**)	Shares or equity interests can be accepted for the payment of credits, up to 20% of the firm’s capital, without exceeding 20% of the votes. They must be sold within one year so as to reach the regulatory limit.
Financial assistance is also limited in order to prevent risk concentration. To that end, the aggregate of all financial assistance that, taken alone, exceeds 10% of a bank’s RPC, must not exceed three times and five times a bank’s RPC, excluding and including, respectively, the financial assistance to local banks. For a second floor financial institution (i.e. a financial institution which only provides financial products to other banks and not to the public) the latter limit is 10 times.
Financial assistance exceeding 2.5% of a bank’s RPC, except interbank loans, must be approved by a bank’s board of directors.
The Argentine Central Bank also regulates the level of “total financial exposure” (defined as financial assistance or credit plus equity participations) of bank to a “related party” (defined as a bank’s affiliates and related individuals). For purposes of these limits, “affiliate” means any entity over which a bank, directly or indirectly, has control, is controlled by, or is under common control with, or any entity over which a bank has, directly or indirectly, significant influence with respect to such entity’s corporate decisions. “Related individuals” mean a bank’s directors, senior management, syndics and such persons’ direct relatives.
The Argentine Central Bank limits the level of total financial exposure that a bank can have outstanding to related parties, depending on the rating granted to each bank by the Superintendency. Banks rated 4 or 5 are forbidden to extend financial assistance to related parties, except for related persons who are individuals, in which case a bank’s total financial assistance cannot exceed Ps. 50,000, and must have been granted exclusively for personal or family purposes. For banks ranked between 1 and 3, the financial assistance to related parties cannot exceed, together with any equity participation held by the bank in its affiliates, 5.0% of such bank’s RPC. However, a bank may increase its total financial exposure to such related parties up to an amount equal to 10.0% of such bank’s RPC: (i) if the affiliate provides complementary services, (ii) in the case of a temporary acquisition of shares in companies to facilitate their development in order to sell such shares afterwards, (iii) if the affiliate is a local financial institution rated other than 1 or 2 by the Argentine Central Bank, or (iv) if the additional financial assistance is secured with certain liquid assets, including public or private debt securities.

If the affiliate is a financial institution rated 1, the amount of total financial exposure can reach 100% of a bank’s RPC. If the receiving affiliate financial institution is rated 2, the amount of total financial exposure can reach 10% and an additional 90% can be included if the term for the loans and other credit facilities do not exceed 180 days.
In addition, the aggregate amount of a bank’s total financial exposure to its related parties may not exceed 20% of such bank’s RPC.
Failure to observe these requirements may result in an increase of the minimum capital requirements for credit risk in an amount equal to 100% of the daily excess amounts over the limits established, beginning in the month when the excess amounts are first recorded and continuing for as long as the excess amounts remain.
Notwithstanding the limitations described above, a bank’s aggregate amount of non-exempt total financial exposure (including equity participations) independently of whether customers qualify as such bank’s related parties or not, in the case in which such exposure exceeds 10% of such bank’s RPC, may not exceed three times the bank’s RPC excluding total financial exposure to domestic financial institutions, or five times the bank’s RPC, including such exposure.
The Bank has historically complied with such rules.
Loan Classification System and Loan Loss Provisions
For a description of the Argentine Central Bank’s loan classification system and the Argentine Central Bank’s minimum loan loss provisions requirements, see “-Selected Statistical Information-Main Argentine Central Bank’s Rules on Loan Classification and Loan Loss Provisions”.
Valuation of Public Sector Assets
For a description of the rules governing the valuation of public sector assets, see “-Selected Statistical Information-Government and Corporate Securities”.
Financial Assistance from the Argentine Central Bank
Financial Assistance for Liquidity Support Granted After March 10, 2003
Communiqué “A” 3901, issued on March 19, 2003, established an automatic mechanism to regulate the provision by the Argentine Central Bank of assistance for liquidity support to financial institutions. This mechanism does not apply to the financial assistance granted for such reasons during the 2001-2002 crisis.

Financial Assistance for Liquidity Support Granted Before April 1, 2003
Through Decree No. 739/03, dated April 1, 2003, the Government established a voluntary procedure for the restructuring of the financial assistance granted by the Argentine Central Bank to financial institutions during the 2001-2002 crisis. On March 2, 2007, the Bank repaid the total outstanding balance of the financial assistance it received from the Argentine Central Bank as a consequence of the 2001-2002 crisis. For more information, see Item 5.A. “Operating Results-Funding”.
Foreign Currency Position
Through Communiqué “A” 4350, dated May 12, 2005, the Argentine Central Bank suspended, effective May 1, 2005, the limit on the positive Global Foreign Currency Net Position (defined as assets and liabilities from financial brokerage and securities denominated in foreign currencies) established at the lowest of 30% of a bank’s RPC or a bank’s liquid shareholder’ equity as of the end of the previous month. Although, at that moment the Argentine Central Bank kept the limit on the negative foreign currency net position at 30% of a bank’s RPC, through Communiqué “A” 4577, issued on September 28, 2006, and effective January 1, 2007, it established that this position should not exceed 15% of the RPC of the preceding month. Subsequently, through Communiqué “A” 4598, dated November 17, 2006, the Argentine Central Bank allowed, in certain cases, the limit to increase by 15%. Communiqué “A” 4577 also clarified that participation certificates or debt securities issued by financial trusts and credit rights on ordinary trusts, in the corresponding proportion, should be calculated when the trust’s underlying assets are denominated in foreign currency.
Deposit Insurance System
In 1995, Law No. 24,485 and Decree No. 540/95, as amended, created a deposit insurance system for bank deposits and delegated to the Argentine Central Bank the organization and start-up of the deposit insurance system. The deposit insurance system was implemented through the creation of a fund named Fondo de Garantía de los Depósitos (“FGD”), which is administered by Seguros de Depósitos S.A. (“Sedesa”). The shareholders of Sedesa are the Government, through the Argentine Central Bank, which holds at least one share, and a trust constituted by the financial institutions which participate in the fund. The Argentine Central Bank establishes the extent of participation by each institution in proportion to the resources contributed by each such institution to the FGD. Banks must contribute to the FGD on a monthly basis in an amount that is currently equal to 0.015% of the monthly average of daily balances of a financial institution’s deposits (both Pesos and foreign currency denominated).
The deposit insurance system covers all Peso and foreign currency deposits held in demand deposit accounts, savings accounts and time deposits for an amount up to Ps. 30,000. Deposits made after July 1, 1995, with an interest rate 200 basis points above the interest rate quoted by Banco Nación for deposits with equivalent maturities are not covered by this system. The guarantee provided by the deposit insurance system must be made effective within 30 days from the revocation of the license of a financial institution, subject to the outcome of the exercise by depositors of their priority rights described under “-Priority Rights of Depositors” below. The Argentine Central Bank may modify, at any time, and with general scope, the amount of the mandatory deposit guarantee insurance.

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
Priority Rights of Depositors
According to section 49 e) of the Financial Institutions’ Law, in the event of a judicial liquidation or the bankruptcy of a financial entity, the holders of deposits in Pesos and foreign currency benefit from a general priority right to obtain repayment of their deposits up to the amount set forth below, with priority over all other creditors, with the exception of the following: (i) credits secured by a mortgage or pledge, (ii) rediscounts and overdrafts granted to financial entities by the Argentine Central Bank, according to section 17 subsections b), c) and f) of the Argentine Central Bank Charter, (iii) credits granted by the Banking Liquidity Fund created by Decree No. 32 of December 26, 2001, secured by a mortgage and pledge and (iv) certain labor credits, including accrued interest until their total cancellation.
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
If, in the judgment of the Argentine Central Bank, a financial institution is in a situation which, under the Financial Institutions’ Law, would authorize the Argentine Central Bank to revoke the financial institution’s license to operate as such, the Argentine Central Bank may, prior to considering such revocation, order a variety of measures, including (1) taking steps to reduce, increase or sell the financial institution’s capital; (2) revoking the approval granted to the shareholders of the financial institution to own an interest therein, giving a term for the transfer of such shares; (3) excluding and transferring assets and liabilities; (4) constituting trusts with part or all the financial institution’s assets; (5) granting of temporary exemptions to comply with technical regulations and/or pay charges and fines arising from such defective compliance; or (6) appointing a bankruptcy trustee and removing statutory authorities.
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
Credit Cards Regulation
The Credit Cards Law establishes the general framework for credit card activities. Among other, this law:
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
Both the Argentine Central Bank and the National Undersecretary of Industry and Trade have issued regulations to, among other things, enforce public disclosure of companies’ pricing (fees and interest rates) to assure consumer awareness of such pricing.
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

Regulations in force establish, among other things, that:
i)	Any person who converts, transfers, administers, sells, encumbers or uses money or any other asset derived from any crime in which he was not involved, with the possible result of giving those original or secondary assets the appearance of having a legal origin and as long as their value is greater than Ps. 50,000, whether through a single act or through a series of related events, will be imprisoned for two to ten years and will be fined an amount that will be between two and ten times the amount of the transaction.

ii)	Any person that was not involved in a crime committed by another person but that (a) helps a person to elude or escape from an investigation by the relevant authority; (b) hides, alters or destroys any trail, evidence or object related to the crime or helps the perpetrator of the crime or any participant to hide them, alter them or make them disappear; (c) acquires, receives or hides money or objects arising from a crime; (d) does not report a crime or does not identify a perpetrator of or participant in a crime that is known to him when obligated to do so in order to promote the criminal prosecution of a crime of such nature; (e) secures or helps the perpetrator of or participant in a crime to secure the product or profit of a crime, will be imprisoned for six months to three years.
The minimum and maximum of the criminal scale will be doubled when (a) the foregoing acts were crimes that are particularly serious, meaning those crimes with a punishment that is greater than three years of imprisonment; (b) the perpetrator committed the crime for profit; and (c) the perpetrator regularly performs concealment activities. The criminal scale will only be increased once, even when more than one of the above mentioned acts occurs. In such a case the court may take into consideration the multiple acts when individualizing the punishment.
In addition, regulations establish that: (a) within the framework of a review of reported suspicious activity, the persons that are obligated to provide information may not withhold information required by the UIF because such information is a banking, stock market or professional secret nor because it is legally or contractually confidential; (b) if after having completed its analysis of the reported activity, the UIF has found sufficient elements to suspect that the activity is a money laundering operation pursuant to the law, then the UIF shall notify the Public Ministry in order to determine if a criminal prosecution should begin; (c) those persons who have acted for their spouse, any relative that is related by blood up to the fourth degree or by marriage up to the second degree or a close friend or a person to whom they owe special gratitude, shall be exempted from criminal responsibility.
Notwithstanding the foregoing, pursuant to the Argentine Criminal Code, the exemption shall not be effective in the following cases: (i) with respect to a person who secures or helps the perpetrator of or a participant in a crime to secure the product or profit of the crime; (ii) with respect to a perpetrator that committed the crime for profit; (iii) with respect to a perpetrator that regularly performs concealment activities; or (iv) with respect to a person that converts, transfers, administers, sells, encumbers or uses money or any other asset derived from any crime in which he was not involved, with the possible result of giving those original or secondary assets the appearance of having a legal origin and as long as their value is greater than Ps. 50,000, whether through a single act or through a series of related events.

The law lists the parties that are obligated to report to the UIF; these parties include, among others: financial institutions, agents and stock companies, insurance companies, notary publics and those registered professionals whose activities are governed by the Consejo de Profesionales de Ciencias Económica (Economic Sciences Professional Council). Such reporting obligation generally consists of performing due diligence in order to get to know the client and in order to understand the corresponding transaction and, if applicable, in order to report any irregular or suspicious activity to the UIF, pursuant to the terms and conditions established by the regulation applicable to such obligated party.
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
On June 13, 2007 Law No. 26,268 was enacted. Such law establishes the punishments and sanctions applicable to those individuals that are part of an unlawful association the purpose of which is, through the execution of crimes, the terrorizing of a population and the forcing of a government or an international organization to commit an act or refrain from committing an act, as long as the following characteristics are fulfilled: (a) there is a plan to spread hate regarding specific ethnic, religious or political groups; (b) the association has an international operational network; and (c) the association has at its disposal war weapons, explosives, chemical or bacterial agents or any other instruments that can put the life or safety of an uncertain number of people in danger.
In light of the above described framework, in 2000, the Bank formed a Board Committee, the “Committee for the Control and Prevention of Money Laundering,” the name of which was changed in 2005 to the “Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities,” which is in charge of establishing the general guidelines for the Bank’s strategy to control and prevent money laundering and the financing of terrorism. For more information, see “Item 6. Directors, Senior Management and Employees-Functions of the Board of Directors of Banco Galicia”. In addition, a unit specializing in this area was created, the Anti-Money Laundering Unit, which is responsible for the execution of the policies passed by the committee and for the monitoring of control systems and procedures in order to ensure that they are adequate.
The “guide for unusual or suspicious transactions within the scope of the financial and foreign exchange system” (passed by Resolution No. 2/02 of the UIF) establishes the obligation to report the following investment related transactions: (a) investments related to purchases of government or corporate securities given in custody to the financial institution if such securities’ value appears to be inappropriate due to the type of business of the client; (b) deposits or “back to back” loan transactions with branches, subsidiaries or affiliates of the bank in places known to be “tax havens” or countries or territories considered by the Financial Action Task Force as non-cooperative, (c) client requests for investment management services (whether in foreign currency, shares or trusts) where the source of the funds is not clear or is not consistent with its business; (d) significant and unusual movements in custodial accounts; (e) frequent use by infrequent clients of special investment accounts whose owner is the financial entity; (f) regular securities transactions, through purchases and sales on the same day and for identical volumes and nominal values, taking advantage of quotation differences, when such transactions are not consistent with the client’s profile and regular activity.

Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
Item 5.A. Operating Results
The following discussion and analysis is intended to help you understand and assess the significant changes and trends in our historical results of operations and the factors affecting our resources. You should read this section in conjunction with our audited consolidated financial statements and their related notes included elsewhere in this annual report.
Overview
In the last three years, in order to increase our recurrent earnings generation capacity, we have undertaken to:
•	Expand the volume of our business with the private sector;

•	Progressively strengthen our balance sheet by consistently reducing the Bank’s high exposure to the public sector, as well as those liabilities incurred by the Bank as a consequence of the 2001-2002 crisis, and

•	Capitalize the Bank.
This strategy responds to the consequences of the 2001-2002 crisis on us, which left the Bank with a very low exposure to the private sector and an unusually high and low yielding exposure to the public sector with expensive liabilities supporting such assets, mainly CER adjusted debt with the Argentine Central Bank and our restructured foreign debt. Therefore, we have undertaken to significantly increase the relative size of our business with the private sector in terms of our total balance sheet, reducing public-sector asset concentration and thus freeing resources tied to low yielding public-sector exposures, both of which have so far strengthened our balance sheet which in turn allows our business with the private sector to continue to grow and to contribute more meaningfully to our bottom line. In addition we have undertaken to increase the Bank’s capital in order for it to be able to support the growth of its business.
Our strategy for reducing the Bank’s liabilities has been to use the Bank’s public-sector exposure to repay them, both through the proceeds of sales of these assets or swaps, while always taking advantage of market conditions to dispose of public-sector assets in order to minimize the impact of such strategy on our shareholders’ equity.
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
Substantially as a result of all the above, but also as a result of sales of Bogar Bonds, Secured Loans and Boden 2012 Bonds, we reduced our exposure to the public sector from Ps. 16,414.5 million to Ps. 6,054.3 million between December 31, 2005 and December 31, 2008, representing a reduction of Ps. 10,360.2 million or 63.1% of the former amount.
Although the acquisition of the Hedge Bond implied significant losses due to the valuation of public-sector assets (recorded at the end of fiscal year 2006 and in the first quarter of 2007) it also meant (i) completion of the process of compensating us for the effects of the asymmetric pesification measures of 2002, (ii) the finalization of repayment of the Ps. 8,611.9 million expensive liabilities with the Argentine Central Bank, and (iii) the increase of our ability to generate new business, as we were able to gradually apply to our business the resources previously tied up in public-sector assets, which were released from their status as collateral for debt with the Argentine Central Bank, in addition to the full availability of the Boden 2012 Bonds corresponding to the Hedge Bond. In addition, repayment of the expensive liabilities with the Argentine Central Bank and of part of our restructured foreign debt contributed to the increase in our financial margin.
We have expanded our operations significantly since mid 2002, increasing our customer base and our fee based and financial intermediation activities with the private sector, strengthening our position as a leading domestic private-sector financial institution. In addition, also contributing to our operating profitability, our asset quality recorded a significant improvement with both our total deposits (which began to increase in the second half of 2002) and loan origination (which began to increase gradually in 2003) increasing, both at the level of the Bank and at the level of the regional credit card companies.
The increase in our overall level of activity, which led to the above mentioned increase in the volume of our fee based business and financial intermediation with the private sector, has had a positive impact on our net financial income and on our net income from services. However, despite this growth and although our net financial income began to recover from the very low levels, both in absolute values and relative to total assets, it is still low relative to our net income from services. This condition calls for the continuation of our efforts to reduce the non-interest yielding assets and the Dollar-denominated intermediation between high cost restructured foreign debt and Libor-yielding Boden 2012 Bonds, while pursuing our strategy of increasing the size of our financial intermediation business with the private sector.

At the beginning of the recovery of the Argentine economy, the decreasing risk profile of the loan portfolio reduced the need to establish loan loss reserves and the improvement in the quality of the loan portfolio allowed for the reversal of provisions and strong loan recoveries, which reduced the impact of net credit losses on our bottom line. Nevertheless this effect decreased progressively, and loan loss provisions increased due to the seasoning of individuals’ loan portfolios.
During this period, following the expansion of our business volume we decided to expand our distribution network, with a related increase in personnel and a greater use of resources in general, as well as considerable expenses for advertising and publicity. In addition, the administrative expenses reflect an inflationary environment and the adjustment of salaries that has taken place.
During 2008, and in particular during the second half of the year, there was a marked worsening of the international financial crisis and the spread of its effects to the Argentine economy. In addition, certain preexisting domestic problems and the Government’s decision to nationalize the private pension funds system dampened domestic confidence and raised uncertainty regarding future economic policies. On the monetary front, the combination of high international and domestic uncertainty triggered a strong dollarization of portfolios. The direct consequence of the strong demand for US Dollars was the shift away from private sector Peso deposits, and, in turn, a deceleration in growth rates of the loans to the private sector. In spite of the adverse international and local financial condition, during fiscal year 2008 the Bank managed to expand its business with the private sector and to improve its income generation, while strengthening its financial condition, the coverage of its credit risks in a scenario of deterioration of asset quality, and the provisioning for other contingencies.
In summary, in the last years, our results of operations were strongly influenced by the negative effect on our net financial income of certain consequences of the 2001-2002 crisis, including the valuation of our exposure to the public sector in accordance with Argentine Central Bank regulations, among others. However, our operating profitability was positively impacted by the strengthening of our balance sheet, including the progressive reduction of public-sector assets and liabilities and the growth of our business with the private sector, both the financial intermediation and fee based businesses, in a still low credit risk environment.
Excluding non-recurring gains, our miscellaneous net income increased, primarily due to the reversal of loan loss provisions and loan recoveries, partially offset by an increase in the amortization of amparo claims.
The Argentine Economy, Financial System and Insurance Industry in the Three Years Ended December 31, 2008
From the second half of 2002 until the end of 2007, the Argentine economy grew. During this period, the Argentine economy registered an impressive performance, expanding at high rates without interruption, with its GDP growing more than 50.0% between 2002 and 2007, inclusively, based on increasing domestic and external aggregate demand. During this period, the economy demonstrated improving and sound fundamentals, with high fiscal and current account surpluses, increasing international reserves, growing exports, low interest rates and low inflation, being some of the principal. This performance was achieved in a favorable international context, which included strong commodity prices, low international interest rates and decreasing risk aversion of international capital markets with regard to emerging markets, during most of the period. On the domestic front, an undervalued currency, low levels of capacity utilization and high unemployment after the 2001-2002 crisis, and low domestic interest rates led to the combination of high GDP growth rates and low inflation for several years.

In 2008, the crisis in the international financial markets intensified, as did its impact on the value of assets and the level of economic activity in the major economies of the world. Furthermore, capital outflows from emerging markets to developed economies and the significant decrease in the price of commodities had a negative impact on the perspectives regarding the evolution of emerging economies in general, and Argentina in particular.
This adverse international environment, together with pre-existing domestic problems, was reflected in the significant slowdown shown by the economy during 2008. Even though GDP grew 7% during the year, a strong deterioration in the level of activity was shown in the last quarter. During the first half of 2008, the economy continued growing at an increased pace, an annual 8.2%, despite the negative effect of the conflict between the Government and the agriculture and livestock sector that also had a negative effect on the economy during the second quarter, which grew 7.8% inter-annually. However, during the second semester of 2008, when the slowdown worsened, annual growth rates were 6.9% for the third quarter and 4.9% for the fourth quarter of 2008. The last quarter of 2008 showed a 0.3% decrease compared to the previous quarter without seasonal variations. This was the first quarterly drop experienced since the first quarter of 2002. Moreover, the annual expansion rate experienced by the economy during the fourth quarter was the lowest one seen for the last six years.
Domestic demand showed a significant slowdown toward the end of the year. Private consumption, which during the first semester had grown at an annual 8%, during the fourth quarter grew only 4.3%. As such, domestic demand grew 6.7% in 2008, lower than the figure recorded in 2007 (an increase of 9% inter-annually). Similarly, fixed gross investments, which increased 16.8% during the first semester of 2008, moderated their growth pace during the third quarter, with an 8.5% rate, and dropped to 2.8% during the last three months of 2008. As a whole, investments grew 9% when compared to 2007, which represented a slowdown of its expansion rate compared to 2007, when it grew 13.6%. Both components of domestic demand showed the strong impact that the intensification of the international crisis that took place during the last months of the year had on expectations and, therefore, on the level of activity.
Exports of goods and services showed a significant deterioration as they grew only 1.1% in 2008, as compared to the 9% growth shown the previous year. This result was the combination of several factors that occurred during 2008. The conflict between the Government and the agricultural and livestock sector due to export taxes led to a 1.6% annual decrease during the second quarter. In addition, the worsening of the financial crisis, which had a negative impact on the price of commodities, together with the drought that affected most of the agricultural and livestock areas, among other factors, led to the sharp 11.3% decrease in exports during the last quarter of 2008. On the other hand, imports grew 13.3% in 2008, almost half of the previous year’s growth rate. Similarly to the rest of the components that constitute GDP, imports showed a strong deterioration toward the last quarter of the year, when they dropped 3.9%, in comparison with the 20% growth experienced during the first three quarters of the year.
With respect to aggregate supply, during 2008 the services sector was the most dynamic, growing 8.3% inter-annually. The financial sector stood out, which grew 17.4%, in line with the growth pace shown during the previous year. The goods sector grew 3.4% during the same period, which implied a strong slowdown when compared to the previous year (an increase of 7.9% inter-annually). This result was influenced by the poor performance of the agricultural sector in 2008, which showed a 1.6% decrease during the year (with 3.4% drops in the second and fourth quarters). In turn, the construction sector, which grew only 3.7% annually (one third of the expansion shown in 2007), significantly decreased its growth pace toward the end of the year, falling 1.9% in the fourth quarter, when compared to the fourth quarter of 2007. The industrial sector showed an average 5% increase during 2008.

The unemployment rate decreased from 7.5% of the economically active population for the fourth quarter of 2007 to 7.3% for the fourth quarter of 2008, reflecting a slight improvement in the labor market performance.
The main monetary indicators evolved in line with the international financial crisis and the uncertainty generated by the conflict between the Government and agricultural and livestock producers. Due to the lower demand for money, the monetary base that expanded at an average 23% rate during the first half of the year, as of December 2008 dropped to an average 10.5% rate, equivalent to an average of Ps. 106,439 million. Unlike previous years, when the Argentine Central Bank could sustain a policy of preventative accumulation of international reserves, during the most unstable months of 2008 it was forced to sell foreign currency to the market in order to reduce exchange volatility. Therefore, the US$ 2,596 million purchased by the Argentine Central Bank during the first quarter were more than offset by the US$ 2,735 million sold to the market during the following quarter. A similar trend occurred during the second half of the year, with purchases for US$ 1,324 million during the third quarter and sales for US$ 2,203 million during the last quarter of 2008. However, during 2008 the Argentine Central Bank injected liquidity to the market, mainly through the net payment of Lebac and Nobac in the amount of Ps. 19,193 million, as well as through the acquisition of government securities and other transactions for a total value of Ps. 8,721 million. Using these monetary expansion mechanisms, the monetary base contraction — which was derived from a Ps. 5,602 million increase in repurchase agreements, governmental transactions amounting to Ps. 7,638 million, Ps. 3,538 million in foreign currency sales, and the settlement of rediscounts in the financial system amounting to Ps. 667 million- was overcome.
Moreover, other steps were taken to strengthen the financial system’s liquidity, among which the following stand out: the creation of a new liquidity source through repurchase transactions with certain government securities held by banks (Bogar Bonds and Secured Loans), increasing the options with respect to the terms of repurchase transactions; the adoption of an additional liquidity provision system, allowing banks that held Lebac and Nobac (with maturity terms not higher than six months) to obtain funds immediately; the coefficients for cash reserves required for deposits in Dollars were reduced, aimed at increasing the availability of funds for financing foreign trade transactions; the line of repurchase transactions at a fixed rate was increased from Ps. 3,000 million to Ps. 10,000 million, and a guaranteed pre-rating system was established with respect to the financial assistance system.
During the year, interest rates also evolved in line with the domestic monetary and exchange uncertainty, with an upward trend. In particular, the interest rate applicable to 30-day time deposits in Pesos over Ps. 1 million (private banks Badlar interest rate) increased from an average 13.52% in December 2007 to 19.08% in December 2008. However, this trend was not linear due to the fact that, in June and November, the rate averaged 17.45% and 21.50%, respectively, reaching a 26.13% ceiling in mid-November.
The reference exchange rate set by the Argentine Central Bank increased from Ps. 3.151 to Ps. 3.454 per US Dollar between December 31, 2007 and December 31, 2008, while the average exchange rate increased from Ps. 3.116 per US Dollar in 2007 to Ps. 3.161 per US Dollar in 2008.
The high level of use of installed capacity within a framework in which demand was still growing continued to exert pressure on prices. According to the Consumers Price Index (“CPI”) of the INDEC, the inflation rate was 7.2% in 2008, lower than the 8.5% rate of the previous fiscal year. In turn, the Wholesale Domestic Price Index (“WPI”) recorded an 8.9% increase.
In the fiscal area, although tax revenues increased 34.8% in 2008 when compared to 2007, the combination of a lower level of activity and a strong reduction in the international price of commodities during the second half of the year resulted in a growth deceleration by year-end, reaching an inter-annual 25% growth rate in the fourth quarter. In turn, primary expenditure expanded during 2008 by 31.3%, well above the 30.7% increase in total revenues. Therefore, the Argentine public sector obtained a primary surplus of Ps. 32,529 million, equivalent to 3.1% of GDP. The financial surplus, after interest payments for Ps. 17,874 million, amounted to Ps. 14,655 million, equivalent to 1.4% of GDP.
The current account of the balance of payments once more recorded a surplus as a result of a still high trade balance surplus. Despite this, in terms of GDP there was a reduction to approximately 2.4% in 2008, from 2.7% in 2007. The balance of trade experienced a US$ 13,174 million surplus in 2008, well over the US$ 11,153 million of the previous year.

Exports showed 27% growth, well over the expansion pace shown during 2007 (an increase of 20%). However, this result is due to the strong increase in prices, which offset the non-existent variation of volumes exported (which actually decreased during the last quarter of 2008). As regards prices, the deterioration of the market price of the Bank’s most important goods for export shown during the fourth quarter was more than offset by the exceptional performance thereof during the first half of the year. While exports of agriculture and livestock goods continue to be the exports with the highest share in the total exports of Argentina (increasing 35%), they performed poorly with respect to volume, with a 9% decrease for the year, the same was true for the volume of commodities exported (decreasing 5%). In turn, imports grew at a 28% rate in comparison to 2007, due to the joint effect of the increase in prices and volumes. Products purchased as intermediate goods represented 35% of total imports, followed by the purchases of capital goods (representing 22%).
Within a framework of considerable uncertainty, both internationally and locally, the private sector’s capital account experienced a net foreign currency outflow of US$ 6,677 million during the first nine months of 2008. The moderate capital inflow shown during the first quarter of the year was more than offset by the capital outflow that took place during the second and third quarters. Even though we have no official information for the fourth quarter of the year, capital outflows would have continued during such period. As of December 31, 2008, the Argentine Central Bank’s international reserves amounted to US$ 46,386 million, almost at the same levels shown at the end of 2007.
The Argentine Financial System
The Argentine financial system was not immune to the strong volatility experienced in international financial markets and the deterioration of the global economy. Despite this, it grew moderately, in terms of intermediation with the private sector.
Total loans to the private sector increased by 21.2% as compared with December 2007, reaching Ps. 130,154 million. The loans that increased the most were consumer credit lines, made up of loans granted through credit cards and personal loans, which increased by 31.7% in 2008, reaching Ps. 43,673 million. Short-term commercial loans –i.e., cash advances in current accounts and promissory notes– grew 13.0%, reaching Ps. 41,102 million. Pledge loans increased 28.7%, with a final balance of Ps. 7,761 million, while mortgage loans increased 29.3% (to Ps. 18,887 million). On the other hand, loans to the public sector continued to decrease, in line with the current situation, reaching 12.5% of total assets, equivalent to a reduction of 3.8 percentage points (“p.p.”) during the year.
With respect to liabilities, total deposits in the financial system increased 15.1% during 2008, reaching Ps. 234,577 million. Considering the transfer of accounts from AFJPs to the ANSES, deposits from the non-financial private sector increased 9.3%, reaching Ps. 164,242 million, while deposits from the public sector increased 33.3%, reaching Ps. 67,280 million. Regarding deposits from the private sector, transactional deposits amounted to Ps. 84,863 million by the end of the year, equivalent to a 10.5% growth, which is lower than the 31.0% growth of the previous year. Time deposits amounted to Ps. 71,244 million by year-end, equivalent to 8.9% growth, which is lower than the 20.9% of the previous year. The average interest rate paid by private banks in December was 18.5%, with an increase of 633 basis points (“b.p.”) inter-annually, while in the case of time deposits over Ps. 1 million, the average interest rate was 19.1% (an increase of 557 b.p.), a trend that started to reverse in December 2008.
Financial institutions increased their liquidity levels as a prudent policy, which in turn contributed to financial stability. The liquidity ratio increased from an average 19.4% in December 2007 to 21.7% in December 2008.
In order to moderate the impact of the domestic and international situation on the Argentine economy, the Argentine Central Bank injected liquidity into the market mainly by repurchasing debt securities (Lebac and Nobac), thus avoiding any further interest rate fluctuations. At the same time, the high level of international reserves and the managed floating of the exchange rate allowed for the reduction of volatility in a foreign exchange market that was more adverse than in previous years.

In terms of solvency, the Argentine financial system’s net worth increased by Ps. 4,553 million during 2008, i.e., a 12.4% improvement. The system’s profitability in 2008 was equivalent to 1.5% of total assets (the same as in the previous year), while the return on equity was 13.3%, higher than the 11% in 2007. Income from interests and income from services increased, thus representing 3.1% and 3.6% of total assets, respectively, as compared to 2.2% and 3.1% in 2007. The negative effects of the capital markets’ volatility on the results from holdings of government securities did not allow for a better performance. On the other hand, although administrative expenses increased (from 5.5% to 6.1% of total assets), operating income increased even more, thus resulting in an efficiency improvement. Provisions for loan losses increased from 0.7% to 0.9% of total assets —representing low levels in historical terms but reflecting a deterioration of the quality of the portfolio.
The non-accrual portfolio of loans to the non-financial private sector decreased from 3.2% in December 2007 to 3.0% in December 2008, although delinquency grew 0.2 p.p. in the last quarter of the year. There was also a slight improvement in the level of provisioning by making allowances regarding non-accrual loans to the private sector, reaching 131.0% in December 2008, as compared to 129.6% in December 2007.
As of December 31, 2008, there were 84 financial institutions in Argentina, taking into account both banking and non-banking institutions. Of such total, 67 were banks, out of which 55 were private banks (holding 57.4% of total deposits in the system). In turn, 34 were domestic banks: one was a cooperative bank (which represented 28.6% of the deposits, showing no differences as compared with December 2007), and 21 were foreign-owned banks (which represented 28.8% of total deposits, showing no differences as compared to December 2007). There were 12 Government-owned banks (with 42.3% of total deposits) and 17 non-banking financial institutions (with only a 0.3% share in total deposits).
The concentration of the financial system — measured by the market share of the ten leading banks in terms of deposits — reached 75.6% as of December 31, 2008. This percentage was similar to that recorded at the end of December 2007.
Based on September 2008 data (the last information available to date), the financial system employed a total of 100,405 people (58% related to the private sector), representing a 1.7% increase compared to January 2008.
The Argentine Insurance Industry
During 2008, the insurance industry continued growing for the sixth consecutive year. Insurance production amounted to nearly Ps. 27,000 million, an 8% increase at constant values, compared to the previous year. Out of the total insurance production, 71% related to property insurance, 20% related to life and personal insurance, and 9% to retirement insurance. Within property insurance, automotive insurance continues to be the most important segment, with a 45% share, followed by the labor risk segment, with a 25% share.
Inflation
The following table shows the rate of inflation, as measured by the variations in the WPI and the CPI, and the evolution of the CER index used to adjust the principal of certain of our assets and liabilities, for the periods indicated.

	For the 12-month period ended December 31,
(in percentages)	2008	2007	2006
Price Indices (1)
WPI	8.82	14.56	7.14
CPI	7.24	8.47	9.84
Adjustment Indices
CER	7.97	8.50	10.08
(1) Source: INDEC.
In the first five months of 2009, the WPI increased 2.08% and the CPI increased 2.29%. Over the same period, the CER increased 2.29%.

Currency Composition of Our Balance Sheet
The following table sets forth our assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER, at the dates indicated.

	As of December 31,
	2008	2007	2006
	(In millions of Pesos)
Assets
In Pesos, Unadjusted	15,165.1	14,177.0	12,510.4
In Pesos, Adjusted by the CER	2,439.2	2,350.7	4,271.5
In Foreign Currency (1)	7,131.5	6,301.0	6,833.5

Total Assets	24,735.8	22,828.7	23,615.4

Liabilities and Shareholders’ Equity
In Pesos, Unadjusted, Including Shareholders’ Equity	17,262.1	15,597.3	13,096.4
In Pesos, Adjusted by the CER	50.3	277.3	3,826.2
In Foreign Currency (1)	7,423.4	6,954.1	6,692.8

Total Liabilities and Shareholders’ Equity	24,735.8	22,828.7	23,615.4

(1)	If adjusted to reflect forward sales and purchases of foreign exchange made by the Bank and recorded off-balance sheet, assets amounted to Ps. 10,495.4 million and liabilities Ps. 10,228.3 million.
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
Results of Operations for the Fiscal Years Ended December 31, 2008, December 31, 2007 and December 31, 2006
We discuss below our results of operations for the fiscal year ended December 31, 2008, as compared with our results of operations for the fiscal year ended December 31, 2007 and our results of operations for the fiscal year ended December 31, 2007 as compared with our results of operations for the fiscal year ended December 31, 2006.
Net Income/Loss

	Fiscal Year Ended			Change
	December 31,			December 31,
	2008	2007	2006	2008/2007	2007/2006
	(in millions of Pesos, except percentages)
Consolidated Income Statement
Financial Income	2,559.3	1,997.9	2,229.8	561.4	(231.9)
Financial Expenses	1,421.0	1,246.7	1,851.6	174.3	(604.9)
Net financial Income	1,138.3	751.2	378.2	387.1	373.0
Provision for Losses on Loans and Other Receivables	395.4	255.5	110.9	139.9	144.6
Net income from Services	1,187.9	913.1	672.0	274.8	241.1
Administrative Expenses	1,781.1	1,286.3	974.6	494.8	311.7
Minority Interest	(35.8)	(32.1)	(19.0)	(3.7)	(13.1)
Income / (Loss) from Equity Investments	56.8	2.0	(14.4)	54.8	16.4
Miscellaneous Income / (Loss), Net	80.1	25.1	144.0	55.0	(118.9)
Income Tax	(74.0)	(71.5)	(94.2)	(2.5)	22.7

Net income / (Loss)	176.8	46.0	(18.9)	130.8	64.9

Return on Average Assets (1)	0.91	0.37	0.0004	0.54	0.3696
Return on Average Shareholders’ Equity	10.13	2.86	(1.15)	7.27	4.01

(1)	For the calculation of the return on average assets, profits or losses corresponding to minority interests are excluded from net income.

During fiscal year 2008, we recorded net income of Ps. 176.8 million as compared to a net income of Ps. 46.0 million in the prior fiscal year and a Ps. 18.9 million net loss in fiscal year 2006.
Net income per share for fiscal year 2008 was Ps. 0.142, as compared to Ps. 0.037 in fiscal year 2007. The return on average assets and the return on average shareholders’ equity were 0.91% and 10.13%, respectively, for fiscal year 2008, as compared to 0.37% and 2.86%, respectively, during fiscal year 2007. During fiscal year 2006, a Ps. 0.015 net loss was recorded, the return on average assets was 0.0004% and the return on average shareholders’ equity was (1.15%).
Fiscal Year 2008 Compared to Fiscal Year 2007
Net income for fiscal year 2008 amounted to Ps. 176.8 million, Ps. 130.8 million higher than the previous fiscal year. This increase in net income was mainly attributable to:
•	a 30.1% increase in net income from services, from Ps. 913.1 million to Ps. 1,187.9 million,

•	a 28.1% increase in financial income, from Ps. 1,997.9 million to Ps. 2,559.3 million,

•	a Ps. 55.0 million increase in miscellaneous net income, from Ps. 25.1 million to Ps. 80.1 million, and

•	a Ps. 54.8 million increase in income from equity investments, from Ps. 2.0 million to Ps. 56.8 million.
These factors were partially offset by:
•	a 38.5% increase in administrative expenses, which increased from Ps. 1,286.3 million to Ps. 1,781.1 million,

•	a 14.0% increase in financial expenses, from Ps. 1,246.7 million to Ps. 1,421.0 million, and

•	a Ps. 139.9 million increase in provisions for losses on loans, from Ps. 255.5 million to Ps. 395.4 million.
Fiscal Year 2007 Compared to Fiscal Year 2006
During fiscal year 2007, net income amounted to Ps. 46.0 million, as compared to a net loss of Ps. 18.9 million in the previous fiscal year. This increase was mainly attributable to:
•	a 32.7% reduction in financial expenses, from Ps. 1,851.6 million to Ps. 1,246.7 million,

•	a 35.9% increase in net income from services, from Ps. 672.0 million to Ps. 913.1 million, and

•	a Ps. 22.7 million decrease in income tax charges, 24.1% lower than the Ps. 94.2 million corresponding to the previous fiscal year.
These factors were partially offset by:
•	a 32% increase in administrative expenses, which increased from Ps. 974.6 million to Ps. 1,286.3 million,

•	a 10.4% reduction in financial income, from Ps. 2,229.8 million to Ps. 1,997.9 million,

•	a Ps. 144.6 million increase in provisions for losses on loans, from Ps. 110.9 million to Ps. 255.5 million, and

•	a Ps. 118.9 million reduction in miscellaneous net income, from Ps. 144.0 million to Ps. 25.1 million.

Financial Income
Our financial income was composed of the following:

	Fiscal Year Ended
	December 31,
	2008	2007	2006
	(in millions of Pesos)
Income on Loans and Other Receivables Resulting from Financial Brokerage and Premiums Earned on Reverse Repurchases	1,930.3	1,413.2	1,149.1
Income from Government and Corporate Securities, Net	238.1	241.3	235.3
CER Adjustment	123.9	205.1	736.0
Other (1)	267.0	138.3	109.4

Total	2,559.3	1,997.9	2,229.8

(1)	Reflects income from financial leases, net, and differences in the quotation of gold and foreign currency as well as premiums on forward sales of foreign exchange.
The following table shows our yields on interest-earning assets and cost of funds:

	As of December 31,
	2008		2007		2006
	Average		Average		Average
	Balance	Rate	Balance	Rate	Balance	Rate
	(in millions of Pesos, except rates)
Interest-Earning Assets	19,892.5	12.14	18,225.9	10.00	21,752.6	8.84

Government Securities	3,642.2	4.08	4,278.8	3.42	4,675.8	6.68
Loans	12,077.3	17.01	10,528.9	14.17	10,851.0	12.21
Other (1)	4,173.0	5.09	3,418.2	5.41	6,225.8	4.57

Interest-Bearing Liabilities	15,694.5	8.14	14,858.8	7.21	18,894.0	8.79

Current Accounts	948.1	2.28	678.4	2.42	658.8	3.19
Savings Accounts	2,587.7	0.18	2,252.9	0.23	1,789.3	0.25
Time Deposits (2)	6,769.4	11.34	6,606.2	8.51	5,297.9	7.84
Argentine Central Bank (3)	0.4	—	261.5	26.31	6,083.1	12.65
Debt Securities	2,799.8	10.00	3,360.1	8.66	3,432.4	8.59
Other Interest-bearing Liabilities	2,589.1	7.86	1,699.7	7.50	1,632.5	9.48

Spread and Net Yield
Interest Spread, Nominal Basis (4)		4.00		2.79		0.05
Net Yield on Interest-earning Assets (5)		5.72		4.13		1.21
Financial Margin (6)		5.72		4.12		1.74

(1)	Includes amounts corresponding to the Compensatory Bond and the Hedge Bond.

(2)	Includes restructured deposits certificates and restructured deposits with amparo claims.

(3)	Includes the financial assistance from the Argentine Central Bank and the advance from the Argentine Central Bank for the subscription of the Hedge Bond.

(4)	Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. Interest rates include the CER adjustment.

(5)	Net interest earned divided by average interest-earning assets. Interest rates include the CER adjustment.

(6)	Represents net financial income, divided by average interest-earning assets.
Fiscal Year 2008 Compared to Fiscal Year 2007
Financial income amounted to Ps. 2,559.3 million, a 28.1% increase compared to the Ps. 1,997.9 million recorded in fiscal year 2007. This increase in financial income was the result of a higher average yield on interest-earning assets, together with the growth of the average volume thereof.
The average yield on interest-earning assets was 12.14%, with a 214 b.p. increase, which can be explained by increases of 284 b.p. and 66 b.p. in the average lending interest rate and in the average interest rate on government securities, respectively. A 32 b.p. decrease in the average rate on other interest-earning assets partially offset such effects.

Average interest-earning assets increased 9.1%, from Ps. 18,225.9 million to Ps. 19,892.5 million. This was a result of: (i) a 14.7% increase in the average balance of the total loan portfolio, and (ii) a 22.1% increase in the average balance of other interest-earning assets, from Ps. 3,418.2 million during the previous fiscal year to Ps. 4,173.0 million in 2008. This effect was partially offset by a 14.9% decrease in the average balance of the net position in government securities, from Ps. 4,278.8 million to Ps. 3,642.2 million.
The average loan portfolio amounted to Ps. 12,077.3 million, 14.7% higher than the Ps. 10,528.9 million for fiscal year 2007. This increase was due to a Ps. 1,968.7 million increase in the average loans to the private sector, partially offset by a decrease in the average loans to the public sector, which amounted to Ps. 420.3 million (a decrease of 24.9% as compared to the prior year). The decrease in the average portfolio of loans to the public sector was mainly due to the sales of Secured Loans and the use of such loans for the acquisition of the remaining Hedge Bond, both during the first semester of fiscal year 2007.
With respect to loans to the private sector, a significant increase in the volume of such loans was registered during 2008, with a 22.3% increase in the fiscal year’s average balance compared to the previous fiscal year. It is worth noting that this increase is net of the portfolio transferred to trusts and of the charge-offs against allowances for loan losses during fiscal year 2008.
The estimated market share of Banco Galicia, on an individual basis, in the Argentine financial system’s total loans to the private sector was 6.13% at the end of December 2008, whereas such market share was 7.75% as of December 31, 2007.
The average interest rate on total loans, including the CER adjustment, was 17.01% in fiscal year 2008, compared to 14.17% in fiscal year 2007. The portfolio of loans to the private sector accrued a 17.47% average interest rate and the public-sector loan portfolio accrued a 13.10% average interest rate, including the CER adjustment.
The average interest rate on Peso-denominated loans to the private sector increased by 364 b.p., from 16.21% in fiscal year 2007 to 19.85% in fiscal year 2008. This increase reflected the increase experienced in the Argentine market in general. The average interest rate on foreign-currency denominated loans to the private sector increased by 32 b.p., from 6.43% in fiscal year 2007 to 6.75% in fiscal year 2008.
The average position in government securities amounted to Ps. 3,642.2 million in fiscal year 2008, 14.9% lower than the Ps. 4,278.8 million in fiscal year 2007. This variation was mainly due to a Ps. 588.9 million decrease in the average balance of the position in government securities in US Dollars mainly as a result of the collection of the annual amortization payment and sales of Boden 2012 Bonds in the market, the proceeds of which were used to repurchase part of the Bank’s foreign debt. This decrease was partially offset by the increase in the price of the US Dollar during the year (from Ps. 3.15 to Ps. 3.45).
The average yield on government securities increased by 66 b.p., from 3.42% in fiscal year 2007 to 4.08% in fiscal year 2008. This variation is made up of a 482 b.p. increase in the average interest rate on government securities in Pesos, partially offset by a 114 b.p. decrease in the average interest rate on government securities in US Dollars.
The increase in the average interest rate on government securities in Pesos was partly due to the fact that the average interest rate in fiscal year 2007 included a Ps. 32.0 million loss as a consequence of the release of Bogar Bonds which, as of December 31, 2006, had been delivered as collateral for the advance for the acquisition of the remaining Hedge Bond. Pursuant to Communiqué “A” 3911 and supplementary regulations, Bogar Bonds used as collateral were recorded at their technical value, while those not allocated in that way were recorded at their present value calculated using the rate provided for by the Argentine Central Bank. Furthermore, during fiscal year 2008 higher income was recorded related to trading operations. In turn, the nominal interest rate in 2008 and 2007 was influenced by the fact that Peso-denominated Discount Bonds and GDP-Linked Negotiable Securities were recorded under such caption, which recording is regulated by Communiqué “A” 4270 of the Argentine Central Bank. See Item 4. “Information on the Company-Selected Financial Information-Government and Corporate Securities — Net Position” and Item 4. “Information on the Company-Selected Financial Information-Government and Corporate Securities-Valuation.”

The decrease in the average interest rate on government securities in US Dollars in fiscal year 2008 was mainly due to the decrease of the Libo rate, accrued by Boden 2012 Bonds. Apart from that, the average interest rate for fiscal year 2007 was influenced by the Ps. 27.5 million loss as a consequence of the sale of Boden 2012 Bonds for US$ 178.8 million in February 2007, the proceeds of which sale were used for the repurchase of part of the Bank’s foreign debt instrumented as loans due in 2010 and 2014, at market prices.
The average rate of the “Other Interest-Earning Assets” section decreased 32 b.p. in 2008, as a result of the variation of the relative size of the transactions in Pesos and in foreign currency, since the average rate of other interest-earning assets in foreign currency decreased by 167 b.p., from 2.87% to 1.20%, while the average rate in Pesos increased only 24 b.p., from 6.53% to 6.77%. The decrease in the average rate for transactions in foreign currency was mainly a result of the decrease, determined by the Argentine Central Bank, of the interest rate on the funds deposited in the Argentine Central Bank, corresponding to the minimum cash requirements. This decrease came with a decrease in the average yield of the balances deposited in correspondent accounts.
Financial income for fiscal year 2008 included a Ps. 173.3 million profit from foreign-exchange quotation differences, which includes income from foreign exchange forward transactions. The above-mentioned financial income also includes a Ps. 163.7 million gain from foreign exchange brokerage activities and a Ps. 9.6 million gain from the valuation of the net position in foreign currency. Financial income for fiscal year 2007 amounted to Ps. 88.0 million, which included a Ps. 91.9 million profit from foreign-exchange brokerage activities. It is worth noting that, in fiscal year 2007, foreign exchange forward transactions recorded a loss and, therefore, they were recorded as financial expenses. It is also worth mentioning that, in October 2008, Grupo Financiero Galicia entered into a forward foreign currency hedge contract aimed at covering the risk associated with the exchange-rate exposure of Dollar-denominated debts.
The following table shows our market shares:

	Fiscal Year Ended
	December 31,
(in percentages)	2008	2007	2006
Total Deposits	5.93	6.32	6.18
Private-Sector Deposits
Total	7.61	8.23	8.43
Deposits in Current and Savings Accounts and Non-Restructured Time Deposits	7.87	8.55	8.78
Total Loans	6.16	7.41	8.13
Private-Sector Loans	6.12	7.75	7.22

Banco de Galicia y Buenos Aires S.A., only, within the Argentine financial system. Based on daily information on deposits and loans prepared by the Argentine Central Bank using-end of month balances. Beginning on December 2008, deposits from AFJPs were transferred to the ANSES, which implied a transfer of deposits from the private sector to the public sector.
Fiscal Year 2007 Compared to Fiscal Year 2006
Financial income for fiscal year 2007 amounted to Ps. 1,997.9 million, representing a 10.4% decrease from the Ps. 2,229.8 million recorded in fiscal year 2006. The decrease in financial income was the result of a lower volume of average interest-earning assets, partially offset by an increase in their average yield.
The average yield on interest-earning assets was 10% in fiscal year 2007, with a 116 b.p. increase, which can be explained by increases of 196 b.p. and 84 b.p. in the average lending interest rate and in the average rate on other interest-earning assets, respectively. A 326 b.p. decrease in the average interest rate on government securities partially offset such effects. Average interest-earning assets decreased 16.2%, from Ps. 21,752.6 million to Ps. 18,225.9 million. This was a result of: i) a 3% decrease in the average balance of the total loan portfolio, ii) an 8.5% decrease in the average balance of the net position in government securities, since the same decreased from Ps. 4,675.8 million in fiscal year 2006 to Ps. 4,278.8 million in fiscal year 2007, and iii) a 45.1% decrease in the average balance of other interest-earning assets, from Ps. 6,225.8 million to Ps. 3,418.2 million.

The average loan portfolio amounted to Ps. 10,528.9 million, 3% lower than the Ps. 10,851.0 million for fiscal year 2006. This reduction was due to a significant decrease in the average balance of loans to the public sector, for Ps. 2,684.4 million (61.4%), partially offset by an important increase in the average balance of loans to the private sector, for Ps. 2,362.3 million (36.4%). The decrease in the average portfolio of loans to the public sector was mainly due to the sales of Secured Loans carried out during fiscal year 2006 and during the first half of fiscal year 2007. It was also due to the use of these loans for the purchase of the remaining Hedge Bond.
As regards loans to the private sector, a very significant rise in the volume of such loans was registered during 2007, with a 36.4% increase in the average balance for fiscal year 2007, compared to fiscal year 2006. The estimated market share of Banco Galicia (on an individual basis and excluding the regional credit card companies’ loan portfolios) in the Argentine financial system’s total loans to the private sector was 7.75% at the end of December 2007, whereas such market share was 7.22% as of December 31, 2006. The transfer of loan portfolios to financial trusts affects these figures.
The average interest rate on total loans, including the CER adjustment, was 14.17% in fiscal year 2007, compared to 12.21% in fiscal year 2006. In fiscal year 2007, the private-sector loan portfolio accrued a 14.37% average interest rate and the public-sector loan portfolio accrued a 13.13% average interest rate, including the CER adjustment.
The interest rate on loans to the public sector, mostly Secured Loans, rose to 13.13% in fiscal year 2007 from 11.36% in fiscal year 2006. This variation was mainly due to a lower loss from the valuation adjustment of such loans in accordance with Communiqué “A” 3911 and supplementary regulations, since during the previous fiscal year such adjustment amounted to Ps. 122.3 million, while in fiscal year 2007 it amounted to Ps. 6.4 million. The loss recorded in fiscal year 2006 was a consequence of the fact that the discount rate established by the Argentine Central Bank to determine the present value of the public-sector loan portfolio was higher during 2006 than the average rate of the Secured Loans portfolio, which rate continued rising during the year. In fiscal year 2007, the discount rates used between the months of January and June 2007 were lower than the rates in effect as of December 2006. This was partially offset by the increase experienced by the discount rate since July, caused by the market volatility that followed the subprime mortgage market crisis in the U.S. In addition, it should be added that the CER variation was higher in 2006 than in 2007.
In fiscal year 2007, the average interest rate on Peso-denominated loans to the private sector increased by 156 b.p., to 16.21%, from 14.65% in fiscal year 2006. This increase reflected the increase recorded in the Argentine market in general. The average interest rate on foreign currency loans to the private sector increased by 80 b.p., from 5.63% in fiscal year 2006 to 6.43% in fiscal year 2007.
The average position in government securities was of Ps. 4,278.8 million in fiscal year 2007, 8.5% lower than the Ps. 4,675.8 million of fiscal year 2006. This variation is composed of a Ps. 2,292.4 million decrease (from Ps. 3,501.5 million in 2006 to Ps. 1,209.1 million in 2007) in the average balance of the position in government securities in Pesos and a Ps. 1,895.4 million increase (from Ps. 1,174.3 million to Ps. 3,069.7 million) in the average balance of the position in government securities in US Dollars. The lower position in Pesos was mainly due to the following: i) the settlement, on December 1, 2006, of 90.8% of the advance for the acquisition of the Hedge Bond using Bogar Bonds allocated as collateral, and ii) the sales of Bogar Bonds carried out during fiscal year 2006 and the first quarter of fiscal year 2007. The higher position in US Dollars mainly reflects the delivery to us on December 1, 2006 and on April 24, 2007 of Boden 2012 Bonds corresponding to 90.8% and 9.2% of the Hedge Bond, respectively. These were recorded, until each of the above-mentioned dates, under the line item “Other Receivables Resulting from Financial Brokerage”, since they represented a right, and once delivered to us, they were recorded under the line item “Government Securities”. Also, the average balance of Boden 2012 Bonds for fiscal year 2007 decreased, mainly due to the annual amortization and to market sales, the proceeds of which were used for the repurchase of part of the restructured foreign debt.
The average yield on the position of government securities declined by 326 b.p., to 3.42% in fiscal year 2007, from 6.68% in fiscal year 2006. This variation is comprised of decreases of 581 b.p. and 89 b.p. in the average interest rates on Peso and Dollar-denominated government securities, respectively.

The decrease in the average rate on the position in government securities in Pesos was partly due to the fact that, in fiscal year 2006, the average portfolio included a significant amount of Bogar Bonds, the principal of which is adjusted by the CER and which, as explained above, ceased to be part of the Bank’s portfolio as a result of the settlement, in December 2006, of 90.8% of the advance for the acquisition of the Hedge Bond and of sales. In addition, the average rate on government securities in Pesos includes a Ps. 32 million loss resulting from the release of Bogar Bonds, which, as of December 31, 2006, were granted as collateral for the advance for the acquisition of the remaining Hedge Bond. Pursuant to Communiqué “A” 3911 and supplementary regulations, Bogar Bonds used as collateral are recorded at their technical value, while those not allocated in that way are recorded at their present value calculated using the discount rate provided for by the Argentine Central Bank. In turn, the low nominal interest rate in fiscal year 2007 is attributable to the fact that Peso-denominated Discount Bonds and GDP-Linked Negotiable Securities are recorded in such line item, which recording is regulated by Communiqué “A” 4270 of the Argentine Central Bank. See “-Consolidated Assets-Government Securities-Net Position.”
The decrease in the average rate on the position of government securities in US Dollars in fiscal year 2007 was mainly due to the Ps. 27.5 million loss from the Bank’s sale of Boden 2012 Bonds for US$ 178.8 million in February 2007, which proceeds were used for the repurchase of part of its restructured foreign debt instrumented as loans due in 2010 and 2014.
The “Other Interest-Earning Assets” line item was mainly comprised of the Compensatory and the Hedge Bonds to be received as compensation for the “asymmetric pesification”, and recorded under “Other Receivables from Financial Brokerage”. As explained above, delivery to us of the Boden 2012 Bonds corresponding to 90.8% of the Hedge Bond, which took place on December 1, 2006, implied the availability of those Boden 2012 Bonds, which were therefore recorded under “Government Securities”. As this occurred by the end of 2006, it did not have a major impact in the “Other Interest-Earning Assets” average for fiscal year 2006, but it did in fiscal year 2007. Also, on April 24, 2007, the Bank purchased the remaining Hedge Bond and, as from that moment, the corresponding Boden 2012 Bonds were also recorded under “Government Securities”. These facts mainly explain the Ps. 2,807.6 million decrease in the average balance of the line item “Other Interest-Earning Assets”, compared to the Ps. 6,225.8 million recorded in 2006.
The average rate of the line item “Other Interest-Earning Assets” experienced an 84 b.p. increase in fiscal year 2007, mainly as a result of the variation in the relative weight of the transactions in Pesos and in foreign currency, since –although for the transactions in Pesos the average rate decreased by 53 b.p. and for the transactions in US Dollars it decreased by 70 b.p. – transactions in Pesos, which have a higher nominal rate, significantly increased their relative weight during fiscal year 2007, mainly as a result of what is explained in the previous paragraph, increasing to 69.6% of the total in fiscal year 2007, from 28.6% in fiscal year 2006. Another factor that contributed to the rate increase, among others, was the increase of the balance of interest-earning deposits at the Argentine Central Bank, corresponding to the minimum cash requirements, and the increase of leasing transactions, recorded under this line item, in Pesos. The average rate on other Peso-denominated assets was mainly influenced by the lower variation of the CER during fiscal year 2007 as compared to fiscal year 2006 (as discussed in previous paragraphs), which influenced the yield of the securities issued by the Galtrust I Financial Trust, the principal of which is adjusted by such coefficient and which are also recorded under this line item.
Financial income for fiscal year 2007 includes a Ps. 88.0 million profit from foreign-exchange quotation differences, which includes a Ps. 91.9 million gain from foreign exchange brokerage.

Financial Expenses
Our financial expenses were composed of the following:

	Fiscal Year Ended
	December 31,
	2008	2007	2006
	(in millions of Pesos)
Interest on Deposits	786.1	547.3	346.1
Negotiable Obligations	288.8	335.2	294.9
Contributions and Taxes	135.9	86.4	68.6
CER Adjustment	9.2	67.0	697.7
Other (1)	201.0	210.8	444.3

Total	1,421.0	1,246.7	1,851.6

(1)	Includes accrued interest on liabilities resulting from financial brokerage with banks and international entities and premiums payable on repurchases.
Fiscal Year 2008 Compared to Fiscal Year 2007
Financial expenses for fiscal year 2008 amounted to Ps. 1,421.0 million, representing a 14.0% increase as compared to the Ps. 1,246.7 million for fiscal year 2007.
This variation stemmed from a 93 b.p. increase in the average cost of funds and a 5.6% increase in the average balance of interest-bearing liabilities.
Average interest-bearing liabilities amounted to Ps. 15,694.5 million in fiscal year 2008, as compared to Ps. 14,858.8 million in fiscal year 2007. This variation was due to the Ps. 767.7 million increase in total interest-bearing liabilities, which increased from Ps. 9,537.5 million to Ps. 10,305.2 million, and to the increase in other interest-bearing liabilities, which increased from Ps. 1,699.7 million to Ps. 2,589.1 million. This effect was partially offset by a Ps. 560.3 million decrease in the average balance of debt securities, from Ps. 3,360.1 million to Ps. 2,799.8 million.
The increase in the average balance of interest-bearing deposits was mainly the result of the increase in the Bank’s deposits in Argentina, in current accounts, savings accounts and time deposits. Taking into consideration the final balances of the Bank’s total deposits in Argentina, such increase totaled Ps. 1,019.0 million for fiscal year 2008, equivalent to a 7.8% increase from the previous fiscal year-end total. Average transactional deposits increased 20.6%, while time deposits grew 2.5%, which allowed for an improvement of interest-bearing deposits. Of the total average interest-bearing deposits, Ps. 1,960.6 million were Dollar-denominated deposits and Ps. 8,344.6 million were Peso-denominated, as compared to Ps. 1,653.7 million and Ps. 7,883.8 million, respectively, in fiscal year 2007.
Considering only private-sector deposits in current and savings accounts and time deposits (excluding those restructured), raised by the Bank only in Argentina, the estimated deposit market share of the Bank in the Argentine financial system decreased from 8.55% as of December 31, 2007 to 7.86% as of December 31, 2008. In order to understand the evolution of deposits by sector, it must be remembered that the recent Social Security reform entailed the creation of the SIPA and the elimination of the capitalization system. This caused the transfer of deposits from Private Pension Funds to SIPA’s Sustainability Guarantee Fund, managed by the ANSES. This implied the reallocation of funds from the private to the public sector. Therefore, if balances are adjusted based on said transfer of ownership, the Bank’s share in private sector’s deposits (current and savings accounts, and time deposits, excluding restructured deposits) would have decreased 0.46 p.p., as compared to December 31, 2007.
The average rate on interest-bearing deposits was 7.70%, 158 b.p. higher than the 6.12% average rate recorded in fiscal year 2007. Peso-denominated deposits (including those adjusted by CER) accrued a 9.30% average interest rate in fiscal year 2008, as compared to 7.21% in fiscal year 2007. This increase was experienced by the Argentine market as a whole in 2008. Likewise, the cost of Dollar-denominated deposits was 0.91% in 2008, similar to the one recorded in fiscal year 2007.

The average balance of the line item “Argentine Central Bank” for fiscal year 2008 was Ps. 0.4 million, while in fiscal year 2007 it amounted to Ps. 261.5 million. This line item included the average balances of the financial assistance granted by the Argentine Central Bank and the advance for the acquisition of the Hedge Bond. During the first quarter of fiscal year 2007, the Bank repaid in advance the total debt for the financial assistance granted, which as of December 31, 2006 amounted to Ps. 2,688.7 million. During April 2007, the Bank acquired the remaining 9.2% of the Hedge Bond by means of an exchange for Secured Loans. The average rate in fiscal year 2007 was a consequence of the Ps. 32.8 million loss recorded, which was related to such exchange transaction.
The average balance of debt securities amounted to Ps. 2,799.8 million in fiscal year 2008, Ps. 560.3 million lower than the Ps. 3,360.1 million in fiscal year 2007. This decrease is mainly related to a US$ 85.5 million net decrease (taking into consideration the capitalization of interests on Notes due 2019) in the final balance of the Bank’s foreign debt instrumented as notes, due to amortizations, redemptions and repayments in advance and due to the payment of US$ 24.6 million made by Galicia Uruguay for the amortization installment of its notes due September 2008 and the payment in advance of the installments due September 2009 and 2010. The average cost was 10.00% in fiscal year 2008, while it had been 8.66% in fiscal year 2007. The average rate for fiscal year 2007 was mainly influenced by the Ps. 27.0 million gain resulting from the partial payment of the Bank’s capital increase in notes received at a value lower than their book value. If such an effect would have been eliminated, the average rate would have been 9.46%. The higher average rate for fiscal year 2008 is mainly due to the increase in the rates of the restructured foreign debt pursuant to the contractual conditions.
The average balance of the “Other Interest-Bearing Liabilities” line item for fiscal year 2008 was Ps. 2,589.1 million, with an average rate of 7.86% while, for fiscal year 2007, the average balance amounted to Ps. 1,699.7 million and the average rate was 7.50%. This line item records, mainly, Dollar-denominated debt with international banks and credit agencies, Dollar-denominated obligations in connection with repurchase transactions of government securities and the Dollar-denominated unsecured loans granted to Grupo Financiero Galicia in 2007 for the payment of the Bank’s capital increase. The variation of the average balance is mainly due to the higher average balance of repurchase and reverse repurchase transactions and credit lines related to foreign trade. It is worth noting that in July 2008, Grupo Financiero Galicia paid the first principal installment of the loan granted by Merrill Lynch International, for US$ 18.0 million, and later, on January 7, 2009, repaid such loan in advance pursuant to what is included in Item 8. “Financial Information-Significant Changes”. The average rate for fiscal year 2007 was mainly influenced by the Ps. 6.9 million profit resulting from the repurchase carried out in February, at market prices, of part of the Bank’s foreign debt instrumented as loans. Excluding this profit, the average interest rate on “Other Interest-Bearing Liabilities” would have amounted to 8.82%. The decrease, as compared to fiscal year 2007, is mainly due to the decrease in the average rate related to repurchase and reverse repurchase transactions.
Fiscal Year 2007 Compared to Fiscal Year 2006
Financial expenses for fiscal year 2007 amounted to Ps. 1,246.7 million, representing a 32.7% decrease from the Ps. 1,851.6 million for fiscal year 2006. It should be noted that the loss from the valuation of Secured Loans (Ps. 6.4 million and Ps. 122.3 million in fiscal years 2007 and 2006, respectively), pursuant to the provisions of Communiqué “A” 3911 and supplementary regulations, is recorded under “Other” in the table named “Financial Expenses”, whereas in the table named “Yield on Interest-Earning Assets and Cost of Funds”, it is recorded netting the average rate on loans to the public sector. Corrected for this effect, financial expenses in fiscal year 2007 amounted to Ps. 1,240.3 million, and those for fiscal year 2006 to Ps. 1,729.3 million, thus decreasing by Ps. 489 million (28.3%) in fiscal year 2007 as compared to the previous fiscal year. This decrease stemmed from a 158 b.p. decrease in the average cost of funds and a 21.4% increase in the average balance of interest-bearing liabilities.
Average interest-bearing liabilities amounted to Ps. 14,858.8 million in fiscal year 2007, as compared to Ps. 18,894.0 million in fiscal year 2006. This decrease was mainly due to a 95.7% decrease in liabilities with the Argentine Central Bank equal, on average, to Ps. 5,821.6 million, and to a Ps. 72.3 million decrease in the line item “Debt Securities” in fiscal year 2007. These effects were partially offset by the Ps. 1,791.5 million increase in total interest-bearing deposits, which rose to Ps. 9,537.5 million in fiscal year 2007 from Ps. 7,746.0 million in fiscal year 2006.

The increase in the average balance of interest-bearing deposits was mainly the result of the strong increase in the Bank’s deposits in Argentina, in current accounts, savings accounts and time deposits. Taking into consideration the final balances of the Bank’s total deposits in Argentina, such increase totaled Ps. 2,398.3 million for fiscal year 2007, equivalent to a 22.6% increase from the previous fiscal year-end total. Of the total average interest-bearing deposits, Ps. 1,653.7 million were Dollar-denominated deposits and Ps. 7,883.8 million were Peso-denominated, compared to Ps. 1,369.9 million and Ps. 6,376.1 million, respectively, in fiscal year 2006.
Considering only private-sector deposits in current and savings accounts and time deposits (excluding restructured deposits), raised only by the Bank in Argentina, the estimated deposit market share of the Bank in the Argentine financial system decreased from 8.78% as of December 31, 2006, to 8.55% as of December 31, 2007. This decrease is attributable, primarily, to a lower market share with respect to institutional deposits, due to the high liquidity condition of the Bank.
The average rate on interest-bearing deposits was 6.12% in fiscal year 2007, 43 b.p. greater than the 5.69% average rate for the previous fiscal year. Peso-denominated deposits (including those adjusted by CER) accrued a 7.21% average interest rate, compared to a 6.76% average interest rate in fiscal year 2006. This increase was a result, mainly, of the increase in the borrowing interest rates in Pesos experienced by the Argentine market as a whole during 2007. Likewise, the cost of Dollar-denominated deposits was 0.93%, 23 b.p. greater than the 0.70% average cost for fiscal year 2006. The interest rate increase is in line with the one experienced by the domestic market as a whole.
The average balance of the “Argentine Central Bank” line item in fiscal year 2007 was Ps. 5,821.6 million lower than the Ps. 6,083.1 million for fiscal year 2006, and the average cost for fiscal year 2007 was 26.31%, compared to 12.65% for the previous fiscal year. In this line item we show the average balance of the financial assistance from the Argentine Central Bank and the average balance of the advance for the acquisition of the Hedge Bond. During the first quarter of fiscal year 2007, the Bank fully canceled in advance the debt owed for the financial assistance, which as of December 31, 2006 amounted to Ps. 2,688.7 million. During April 2007, Banco Galicia purchased 9.2% of the Hedge Bond, through a swap for Secured Loans. The 1,366 b.p. increase in the average cost mentioned above was due to the recognition of a Ps. 32.8 million loss in connection with the above-mentioned swap, since such alternative, instead of the advance requested to the Argentine Central Bank to finance the acquisition of the remaining Hedge Bond, resulted in a Ps. 32.8 million increase in the acquisition cost of such Bond.
The average balance of debt securities was Ps. 3,360.1 million in fiscal year 2007, Ps. 72.3 million lower than the Ps. 3,432.4 million for the previous fiscal year. This decrease is primarily related to a net reduction (including interest capitalized on the Notes due 2019) of US$ 342.6 million in the year-end balance of the Bank’s restructured foreign debt instrumented as notes, resulting from amortizations, redemptions and repayments in advance. This reduction was partially offset by the issuance by Tarjetas Cuyanas S.A. of notes for Ps. 200 million during the second quarter of 2007, and by the granting to Grupo Financiero Galicia of a US$ 80 million loan by Merrill Lynch International, which loan was repaid in advance on January 7, 2009.
The average cost of debt securities in fiscal year 2007 was 8.66%, while in the previous fiscal year it had been 8.59%. The average interest rate for fiscal year 2007 was mainly affected by the Ps. 27.0 million profit resulting from the partial payment of the Bank’s capital increase in notes received at a value lower than their book value. Excluding this effect, the average rate would amount to 9.46%, primarily resulting from the 1 percentage point increase in the interests on the notes due 2014 which, as from January 1, 2007, rose from 5% per annum to 6% per annum, in accordance with the existing contractual terms.
In fiscal year 2007, the average balance of the line item “Other Interest-Bearing Liabilities” was Ps. 1,699.7 million, with an average rate of 7.50% while, for fiscal year 2006, the average balance amounted to Ps. 1,632.5 million and the average rate was 9.48%. This line item records, mainly, Dollar-denominated debt with banks and international entities, and Dollar-denominated negotiable obligations in connection with repurchase and reverse repurchase transactions of government securities. The reduction of the debt due in 2010 and 2014 was offset by the increase in repurchase and reverse repurchase transactions. The average rate for fiscal year 2007 was mainly influenced by the Ps. 6.9 million profit resulting from the repurchase carried out in February, at market prices, of part of the Bank’s foreign debt instrumented as loans. Excluding this profit, the average interest rate on the line item “Other Interest-Bearing Liabilities”, would amount to 8.77%, and the decrease compared to fiscal year 2006 is mainly due to the above-mentioned change in the breakdown of the line item.

Net Financial Income
Net financial income for fiscal year 2008 amounted to Ps. 1,138.3 million, and the financial margin was 5.72%. In fiscal year 2007, the corresponding figures were Ps. 751.2 million and 4.12% respectively, and in 2006, the corresponding figures were Ps. 378.2 million and 1.74%, respectively.
Excluding the income from the valuation adjustment of public-sector assets (Ps. 9.2 million profit), and including the financial income related to margin requirements for repurchase transactions (Ps. 34.2 million profit), net financial income amounted to Ps. 1,163.3 million and the corresponding adjusted financial margin was 5.85%. During fiscal year 2007, the net financial income, calculated the same way, amounted to Ps. 805.2 million, and the corresponding adjusted financial margin was 4.42%.
Net financial income for fiscal year 2008 was mainly due to the profit from the Peso-denominated matched portfolio, offset by the loss recorded by the matched portfolio in foreign currency.
The improvement in the adjusted net financial margin, in spite of the increase in the cost of Peso-denominated deposits, was mainly attributable to: (i) the increase in income from intermediation with the private sector (with an increase in the volume of average loans and an increase in the average interest rate on such loans) and (ii) a decrease in the average cost of liabilities resulting from the change in their structure as a consequence of the change in the composition of deposits, with an increase in transactional deposits, and the reduction of the restructured foreign debt.
Provision for Losses on Loans and Other Receivables
Provisions for losses on loans and other receivables amounted to Ps. 395.4 million in fiscal year 2008, Ps. 139.9 million higher than the Ps. 255.5 million for fiscal year 2007. A significant percentage of this increase was due to the seasoning of our loan portfolio, mainly the individuals’ portfolio.
Provisions for losses on loans and other receivables amounted to Ps. 255.5 million in fiscal year 2007, Ps. 144.6 million higher than the Ps. 110.9 million of the previous fiscal year. A significant percentage of this increase was due to the seasoning of our loan portfolio, mainly the individuals’ portfolio.
For more information on asset quality, see Item 4. “Information on the Company-Selected Statistical Information-Amounts Past Due and Non-Accrual Loans” and “-Selected Statistical Information-Loan Loss Experience”.
Net Income from Services
Our net income from services consisted of:

	Fiscal Year Ended			% Change
	December 31,			December 31,
	2008	2007	2006	2008/2007	2007/2006
	(in millions of Pesos)			(in percentages)
Income From
Credit Cards	952.6	669.5	473.6	42.3	41.4
Deposits Accounts	201.7	160.5	125.7	25.7	27.7
Financial Fees	42.0	28.8	19.4	45.8	48.5
Credit-related Fees	95.7	79.1	53.4	21.0	48.1
Check Collection	33.9	27.3	18.3	24.2	49.2
Collection Services (Taxes and Utility Bills)	19.5	14.1	11.2	38.3	25.9
International Trade	46.1	39.5	31.9	16.7	23.8
Insurance	65.5	60.8	45.0	7.7	35.1
Other (1)	115.1	91.1	74.6	26.3	22.1

Total Income	1,572.1	1,170.7	853.1	34.3	37.2

Total Expenses	384.2	257.6	181.1	49.1	42.2

Net Income from Services	1,187.9	913.1	672.0	30.1	35.9

(1)	Includes, among others, fees from investment banking activities, asset management, safe deposit boxes and cash management.

Fiscal Year 2008 Compared to Fiscal Year 2007
Net income from services amounted to Ps. 1,187.9 million for fiscal year 2008, 30.1% higher than the Ps. 913.1 million recorded in fiscal year 2007. All categories grew, mainly as a consequence of an increase in the volume of transactions together with an increase in the price of certain services, in line with the dynamics of the financial market.
The Bank’s income from credit and debit card transactions, on an individual basis, amounted to Ps. 367.7 million in fiscal year 2008, a 45.2% increase over the Ps. 253.2 million recorded in fiscal year 2007. This higher income was attributable not only to the greater number of credit cards managed, but also to the greater average purchases made with such cards during the year. The total number of cards managed by the Bank (excluding those managed by the regional credit card companies) increased 11.8%, reaching 1,238.5 thousand as of December 31, 2008, as compared to 1,107.5 thousand as of December 31, 2007.
Income from services corresponding to the regional credit card companies was Ps. 584.9 million in fiscal year 2008, 40.5% higher than the Ps. 416.3 million recorded in fiscal year 2007. This variation was mainly due to the increase in the average number of credit cards managed and to the increase in the purchases made with these credit cards during fiscal year 2008. These companies managed 4,742.8 thousand cards as of December 31, 2008, a 10.7% increase from December 31, 2007.
The Bank’s total deposit accounts amounted to 1,540.7 thousand as of December 31, 2008, 13.0% higher than as of December 31, 2007.
Reflecting credit activity, the increase in the volume of deposits and in the number of accounts, the higher sales of products, and the increase in the price of certain services, significant growth was achieved during fiscal year 2008 in income from the services related to financial transactions (45.8%), utility bills collections services (38.3%), deposit accounts (25.7%), collections (24.2%), credit transactions (21.0%) and foreign trade (16.7%).
Expenses from services increased 49.1%, from Ps. 257.6 million in fiscal year 2007 to Ps. 384.2 million in fiscal year 2008.
Fiscal Year 2007 Compared to Fiscal Year 2006
Net income from services amounted to Ps. 913.1 million in fiscal year 2007, 35.9% higher than the Ps. 672.0 million recorded in fiscal year 2006. All categories of fee income grew, mainly as a consequence of a significant increase in the volume of transactions, together with an increase in the price for certain services.
The Bank’s income from credit and debit card transactions, on an individual basis, was Ps. 253.2 million in fiscal year 2007, representing a 48.3% increase over the Ps. 170.7 million recorded in the previous fiscal year. This higher income was attributable not only to the greater number of credit cards managed, but also to the greater average purchases made with such cards during the year. The total number of cards managed by the Bank (excluding those managed by the regional credit card companies) increased 23.2%, reaching 1,107.5 thousand as of December 31, 2007, compared to 899.1 thousand as of December 31, 2006.
Income from services corresponding to the regional credit card companies was Ps. 416.3 million in fiscal year 2007, 37.4% higher than the Ps. 302.9 million recorded in fiscal year 2006. This variation was mainly due to the increase in the average number of managed credit cards and to the significant increase in the purchases made with these credit cards during fiscal year 2007. These companies managed 4,283.8 thousand cards as of December 31, 2006, a 26.6% increase from December 31, 2006.

In addition, in fiscal year 2007 significant growth was achieved in income from the following sections: collections (49.2%), financial transactions (48.5%), credit transactions (48.1%), insurance (35.1%), deposit accounts (27.7%) and foreign trade (23.8%), thus reflecting the expansion of credit activity, the increase in the volume of deposits and in the number of deposit accounts, the higher sales of products and the increase in the price for certain services.
The Bank’s total deposit accounts amounted to 1,363.8 as of December 31, 2007, 12.4% higher than that as of December 31, 2006.
Expenses from services increased 42.2%, from Ps. 181.1 million in fiscal year 2006 to Ps. 257.6 million in fiscal year 2007.
The following table sets forth the number of credit cards outstanding as of the dates indicated:

							% Change
	December 31,						December 31,
Credit Cards	2008		2007		2006		2008/2007	2007/2006
	(number of credit cards, except otherwise noted)						(percentages)
Visa		936,267		855,708		721,105	9.41	18.67
“Gold”		203,464		172,830		124,287	17.72	39.06
International		470,709		433,000		387,485	8.71	11.75
Domestic		227,785		229,174		198,409	(0.61)	15.51
“Business”		20,976		15,962		10,877	31.41	46.75
“Corporate”		960		295		47	225.42	527.66
“Platinum”		12,373		4,447		—	178.23	—
Galicia Rural		6,215		5,841		5,049	6.40	15.69
American Express		241,145		195,360		131,660	23.44	48.38
“Gold”		99,970		79,829		56,563	25.23	41.13
International		133,644		115,531		75,097	15.68	53.84
Platinum		7,531		—		—	—	—
MasterCard		54,916		50,577		41,271	8.58	22.55
“Gold”		16,790		13,203		10,437	27.17	26.50
MasterCard		36,531		35,684		29,765	2.37	19.89
Argencard		1,595		1,690		1,069	(5.62)	58.09
Regional Credit-Card Companies		4,742,816		4,283,770		3,383,483	10.72	26.61
Local Brands		2,864,709		2,479,788		2,192,098	15.52	13.12
Visa		1,628,185		1,599,046		1,068,702	1.82	49.63
MasterCard		217,090		182,237		122,683	19.13	48.54
American Express		32,832		22,699		—	44.64	—

Total		5,981,359		5,391,256		4,282,568	10.95	25.89

Total Amount of Purchases (in millions of Pesos)	Ps.	14,949	Ps.	11,566	Ps.	8,305	29.24	39.27

Administrative Expenses
The following table sets forth the components of our administrative expenses:

	Fiscal Year Ended			% Change
	December 31,			December 31,
	2008	2007	2006	2008/2007	2007/2006
	(in millions of Pesos)			(in percentages)
Salaries and Social Security Contributions	805.2	540.6	415.4	48.9	30.1
Property-related Expenses	113.2	89.9	65.1	25.9	38.1
Personnel Services	90.8	75.7	46.6	19.9	62.4
Advertising and Publicity	146.5	113.8	84.5	28.7	34.7
Amount Accrued in Relation to Directors’ and Syndics’ Compensation	8.2	6.4	6.0	28.1	6.7
Electricity and Communications	72.7	57.2	41.1	27.1	39.2
Taxes	104.0	70.4	50.5	47.7	39.4
Other	440.5	332.3	265.4	32.6	25.2

Total	1,781.1	1,286.3	974.6	38.5	32.0

Fiscal Year 2008 Compared to Fiscal Year 2007
In fiscal year 2008, administrative expenses amounted to Ps. 1,781.1 million, 38.5% higher than the Ps. 1,286.3 million recorded in fiscal year 2007. Salaries and social security contributions and expenses related to personnel services increased 45.4%, from Ps. 616.3 million in fiscal year 2007 to Ps. 896.0 million in fiscal year 2008. This increase was mainly due to higher salaries and to an increase in staff. The Bank’s staff, on a consolidated basis, grew 3.2%, to 9,246 employees in fiscal year 2008, from 8,962 employees a year before, as a consequence of the greater level of activity and the expansion of the distribution network of the Bank and the regional credit card companies. The remaining administrative expenses amounted to Ps. 885.1 million in fiscal year 2008, thus reflecting a 32.1% increase from the Ps. 670.0 million recorded in fiscal year 2007, with increases in all of its components. These increases were associated, as were the personnel expenses, with the higher level of activity, the geographic expansion and the increase in inflation during the year.
Fiscal Year 2007 Compared to Fiscal Year 2006
In fiscal year 2007, administrative expenses amounted to Ps. 1,286.3 million, 32% higher than the Ps. 974.6 million recorded in the previous fiscal year. Salaries and social security contributions and expenses related to personnel services increased 33.4%, from Ps. 462.0 million in fiscal year 2006 to Ps. 616.3 million in fiscal year 2007. This increase was mainly due to higher salaries and to an increase in staff. The Bank’s staff, on a consolidated basis, grew 13.8%, to 8,962 employees as of December 31, 2007, from 7,878 employees a year before. This was a consequence of the greater level of activity of the Bank and the expansion of the distribution network of the regional credit card companies. The remaining administrative expenses amounted to Ps. 670.0 million in fiscal year 2007, thus reflecting a 30.7% increase from the Ps. 512.6 million recorded in the previous fiscal year, with increases in all of its components. These increases were associated with the higher level of activity and inflation during the year. Among the remaining administrative expenses, expenses related to advertising and publicity, which is a significant line item, grew 34.7%.
Income/(Loss) from Equity Investments
In fiscal year 2008, a Ps. 56.8 million gain from equity investments was recorded, as compared to a Ps. 2.0 million profit recorded in fiscal year 2007. Income for fiscal year 2008 was mainly a consequence of the Ps. 53.8 million profit from dividends received due to the Bank’s interest in Visa Argentina S.A. Income for fiscal year 2007 was mainly due to the Ps. 2.5 million profit from the Bank’s interest in Banelco S.A. In fiscal year 2006, the loss from equity investments amounted to Ps. 14.4 million, due to the establishment of a valuation allowance to fully cover the investment in Aguas Argentinas S.A.

Miscellaneous Income/(Loss), Net
Miscellaneous net income for fiscal year 2008 amounted to Ps. 80.1 million, as compared to a Ps. 25.1 million profit for fiscal year 2007. Excluding the profits from security margins of repurchase transactions (for Ps. 34.2 million), which are of a financial nature, miscellaneous net income in fiscal year 2008 amounted to Ps. 45.9 million, while in fiscal year 2007 a gain of Ps. 9.3 million was recorded (also excluding the above-mentioned financial income of Ps. 15.8 million). Miscellaneous net income for fiscal year 2008 was mainly due to: (i) Ps. 43.5 million representing Sudamericana’s net operating income recorded under miscellaneous income/losses for consolidation purposes, (ii) a Ps. 75.7 million gain related to loan recoveries, (iii) the net establishment of allowances for Ps. 132.9 million and (iv) the amortization of deferred losses from amparo claims for Ps. 39.5 million.
Miscellaneous net income for fiscal year 2007 amounted to Ps. 25.1 million, as compared to miscellaneous net income of Ps. 144.0 million for the previous fiscal year. Excluding the profits from security margins of repurchase transactions (for Ps. 15.8 million), which are of a financial nature, miscellaneous net income in fiscal year 2007 amounted to Ps. 9.3 million, while in the previous fiscal year we recorded a gain of Ps. 91.5 million (also excluding the above-mentioned financial income of Ps. 52.5 million). Miscellaneous net income for fiscal year 2007 was mainly due to loan recoveries in the amount of Ps. 61.5 million, and a net gain of Ps. 22.0 million mainly representing Sudamericana’s operating income and expenses recorded under “Miscellaneous Income/Loss” for consolidation purposes, partially offset by the amortization of deferred losses from amparo claims in the amount of Ps. 108.7 million and the establishment of allowances for other contingencies, in the amount of Ps. 13.4 million. The decrease in miscellaneous net income in fiscal year 2007, as compared to the previous fiscal year, was mainly attributable to the resumption of amortization of deferred losses from amparo claims in fiscal year 2007, given that the Bank reached the maximum limit allowed by the applicable regulations while, in fiscal year 2006, such amortization was deferred.
Income Tax
Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and, therefore, income taxes for Banco Galicia are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Financiero Galicia and Grupo Financiero Galicia’s non-banking subsidiaries apply the deferred income tax method.
The income tax charge for fiscal year 2008 was Ps. 74.0 million (a Ps. 2.5 million, or a 3.5%, increase when compared to fiscal year 2007), of which Ps. 63.0 million corresponded to Tarjetas Regionales S.A. consolidated with its operating subsidiaries, and Ps. 11.1 million, Ps. 1.3 million and Ps. 0.5 million correspond to Sudamericana, Galicia Warrants and Galicia Factoring y Leasing S.A., respectively. Grupo Financiero Galicia recorded a Ps. 2.1 million reversal in its individual balance sheet.
The income tax charge for fiscal year 2007 was Ps. 71.5 million, of which Ps. 60.9 million corresponded to Tarjetas Regionales S.A. consolidated with its operating subsidiaries and Ps. 6.0 million, Ps. 0.8 million, Ps. 0.3 million and Ps. 0.3 million correspond to Sudamericana, Galicia Warrants, Galicia Factoring y Leasing S.A. and Galicia Valores, respectively. Grupo Financiero Galicia recorded a Ps. 3.2 million charge in its individual balance sheet.
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

U.S. GAAP and Argentine Banking GAAP Reconciliation
General
We prepare our financial statements in accordance with Argentine Banking GAAP. The more significant differences between Argentine Banking GAAP and U.S. GAAP relate to the determination of the allowance for loan losses, the carrying value of certain government securities and receivables for government securities, the accounting of the Bank’s foreign debt restructuring and recognition of deferred income taxes. For more detail on differences in accounting treatment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2008, see note 35 to our consolidated financial statements.
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
The following table shows the allowance for loan losses for the periods indicated under Argentine Banking GAAP and U.S. GAAP and the corresponding shareholders’ equity adjustment under U.S. GAAP:

	December 31, 2008	December 31, 2007	December 31, 2006
	(in millions of Pesos)
Argentine Banking GAAP	526.8	428.6	327.0
U.S. GAAP
SFAS 114
Allowance for Loan Losses	134.5	246.3	291.9
Effect of BG Trust Securitization - Treated as a Secured Borrowing for U.S. GAAP Purposes	(40.9)	(64.9)	(89.7)
SFAS 5	452.9	240.9	170.6

U.S. GAAP Shareholders’ Equity Adjustment	(19.7)	6.3	(45.8)

SFAS 114 Analysis
The non-performing commercial loan portfolio is comprised of loans falling into the following classifications of the Argentine Central Bank:
•	“With Problems”

•	“High Risk of Insolvency”

•	“Uncollectible”
The following table shows our loan loss reserve under SFAS 114 for our non-performing commercial loan portfolio as of the dates indicated.

	December 31, 2008	December 31, 2007	December 31, 2006
	(in millions of Pesos)
Loan Loss Reserve Under U.S. GAAP – SFAS 114 Analysis	134.5	246.3	291.9

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
SFAS 5 Analysis
We perform an analysis of historical losses from our consumer and performing commercial loan portfolios in order to estimate losses for U.S. GAAP purposes resulting from loan losses that had been incurred in such loan portfolios at the balance sheet date but which had not been individually identified. We estimate that, on average, it takes a period of up to one year between the trigger of an impairment event and identification of a loan as being a probable loss. The increase in the allowances recorded under SFAS 5 is mostly due to a higher volume of credit card and personal loans granted during 2008 and the rise of the loan loss reserves ratios. The table below shows our loan loss reserve under SFAS 5 for consumer and performing commercial loans as of the dates indicated.

	December 31, 2008	December 31, 2007	December 31, 2006
	(in millions of Pesos)
Loan Loss Reserve Under U.S. GAAP – SFAS 5 Analysis	452.9	240.9	170.6

In addition to assessing the reasonableness of the loan loss reserve as described above, Banco Galicia makes an overall determination of the adequacy of each period’s reserve based on such ratios as:
•	Loan loss reserves as a percentage of non-accrual loans,

•	Loan loss reserves as a percentage of total amounts past due, and

•	Loan loss reserves as a percentage of past-due unsecured amounts.
The table below shows the above mentioned ratios as of the dates indicated.

	December 31, 2008	December 31, 2007	December 31, 2006
Loan Loss Reserves as a Percentage of Non-accrual Loans	141.34%	132.13%	168.58%
Loan Loss Reserves as a Percentage of Total Amounts Past Due	171.81%	149.57%	183.29%
Loan Loss Reserves as a Percentage of Past-due Unsecured Amounts	190.78%	167.19%	210.51%
Carrying Value of Secured Loans, Certain Government Securities and Receivables for Government Securities
Under Argentine Banking GAAP, our holdings of Secured Loans, Boden 2012 Bonds, and Discount Bonds in Pesos are recorded in accordance with Argentine Central Bank valuation rules for public-sector assets, as explained hereunder in Item 4. “Information on the Company-Selected Financial Information-Government and Corporate Securities-Valuation.”

Under U.S. GAAP, except for the Secured Loans, all of these assets are carried at fair value as fully explained in note 35 to our financial statements and “-U.S. GAAP — Critical Accounting Policies”. Secured Loans are recorded at amortized cost, which cost is the fair value at the date of exchange (December 2001).
Government securities under investment accounts or classified as government securities without quotation under Argentine Central Bank rules (Boden 2012 Bonds corresponding to the Compensatory Bond or Hedge Bond received as well as Discount Bonds in Pesos), are considered as available for sale under U.S. GAAP. Unrealized gains or losses on these securities are reflected in other comprehensive income. As of December 31, 2008, the amortized cost exceeded the fair value of these securities. After considering the time during which these securities’ value has been under its cost value, Grupo Financiero Galicia has recorded an other-than-temporary impairment of these securities, based on a variety of factors, including the length of time and extent to which the market value has been less than cost, and Grupo Financiero Galicia’s intent and ability to hold these securities to recovery. The fair value of these securities was determined on the balance sheet date, based on their quoted market price, and will constitute the new cost basis for this investment.
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
In addition, as of December 31, 2008, 2007 and 2006, under Argentine Banking GAAP, the Bank had recorded under “Intangible Assets” the difference arising from the reimbursement of Reprogrammed Deposits at the market exchange rate pursuant to amparo claims and the carrying value of these deposits. The receivable for differences related to amparo claims does not represent an asset under U.S. GAAP.
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
Under U.S. GAAP, transfers of financial assets can be recorded as sales, if control of such assets is surrendered. If control is not surrendered, they are recorded as secured borrowings, and the assets are retained in the books of the transferor and a liability is recognized for the fair value of the consideration received. The retained interests in a transfer recorded as a sale are initially recorded based on their allocated book value using the fair value allocation method. Then, the securities are considered available for sale securities and recorded at their fair value with changes in unrealized gains and losses charged to equity through other comprehensive income.
As of December 31, 2008, Grupo Financiero Galicia had recorded an other-than-temporary impairment of these securities related to the certificates of participation in the Almafuerte Special Fund and Galtrust I based on a variety of factors, mostly including the length of time and extent to which the market value has been less than cost and the weakening of the global and local markets condition in which Grupo Financiero Galicia operates, with no immediate prospect of recovery. The fair value of these retained interests in the trusts is determined based upon an estimate of cash flows to be collected by Grupo Financiero Galicia as holder of the retained interests, discounted at an estimated market rate and will constitute the new cost basis of these securities.
Transfers of financial assets consolidated — Variable Interest Entities
In the ordinary course of business, we utilize certain financing arrangements to meet our balance sheet management, funding and liquidity needs. For additional information on our liquidity risk, see Item 5.B. “Liquidity and Capital Resources”. These activities utilize special purpose entities (“SPEs”), typically in the form of trusts, which raise funds by issuing debt securities to third party investors. These SPEs typically hold various types of financial assets whose cash flows are the primary source of repayment for the liabilities of the SPEs. These SPEs are typically structured as variable interest entities (“VIEs”) and are thus subject to consolidation by the reporting enterprise that absorbs the majority of the economic risks and rewards of the VIE.

The overall methodology for evaluating transactions and relationships under the VIE requirements includes the following two steps:
•	determine whether the entity meets the criteria to qualify as a VIE and;
•	determine whether Grupo Financiero Galicia is the primary beneficiary of the VIE.
In performing the first step the significant factors and judgments that were considered in making the determination as to whether an entity is a VIE include:
•	the design of the entity, including the nature of its risks and the purpose for which the entity was created, to determine the variability that the entity was designed to create and distribute to its interest holders;
•	the nature of the involvement with the entity;
•	whether control of the entity may be achieved through arrangements that do not involve voting equity;
•	whether there is sufficient equity investment at risk to finance the activities of the entity and;
•	whether parties other than the equity holders have the obligation to absorb expected losses or the right to received residual returns.
For each VIE identified, Grupo Financiero Galicia performs the second step and evaluates whether it is the primary beneficiary of the VIE by considering the following significant factors and criteria:
•	whether the variable interest absorbs the majority of the VIE’s expected losses;
•	whether the variable interest receives the majority of the VIE’s expected returns and;
•	whether Grupo Financiero Galicia has the ability to make decisions that significantly affect the VIE’s results and activities.
Based on the mentioned evaluation as of December 31, 2008, we consolidated certain VIEs related to trusts created as part of securitization transactions for credit cards and personal loans in which we have a controlling financial interest due to the holding of residual interests in these trusts (see Note 35.h of our consolidated financial statements). Therefore, we reconsolidated these loans and re-established the corresponding loan loss reserves. Under Argentine Banking GAAP, these transactions were accounted for as sales and the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trust.
As of December 31, 2008, the table below presents the assets and liabilities of the financial trusts which have been consolidated for US GAAP purposes:

(In millions of Pesos)	December 31, 2008
Cash and due from banks	Ps.	33.4
Loans (net of allowances)		939.9
Other assets		21.2

Total Assets		994.5

Debt Securities		722.0
Certificates of Participation		247.7
Other liabilities		24.8

Total Liabilities		994.5

Income Tax
Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and, therefore, income taxes for Banco Galicia are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Financiero Galicia and Grupo Financiero Galicia’s non-bank subsidiaries apply the deferred income tax method.
The income tax charge for fiscal year 2008 was Ps. 74.0 million (a Ps. 2.5 million, or a 3.5%, increase when compared to fiscal year 2007), of which Ps. 63.0 million corresponded to Tarjetas Regionales S.A. consolidated with its operating subsidiaries, and Ps. 11.1 million, Ps. 1.3 million and Ps. 0.5 million correspond to Sudamericana, Galicia Warrants and Galicia Factoring y Leasing S.A., respectively. Grupo Financiero Galicia recorded a Ps. 2.1 million reversal in its individual balance sheet.

The income tax charge for fiscal year 2007 was Ps. 71.5 million, of which Ps. 60.9 million corresponded to Tarjetas Regionales S.A. consolidated with its operating subsidiaries and Ps. 6.0 million, Ps. 0.8 million, Ps. 0.3 million and Ps. 0.3 million correspond to Sudamericana, Galicia Warrants, Galicia Factoring y Leasing S.A. and Galicia Valores, respectively. Grupo Financiero Galicia recorded a Ps. 3.2 million charge in its individual balance sheet.
Summary
As a result of the above and other differences, our net income and shareholders’ equity under Argentine Banking GAAP and U.S. GAAP for the periods indicated were as follows:

	Net Income (Loss)		Shareholders’ Equity (Deficit)
	Argentine Banking		Argentine Banking
	GAAP	U.S. GAAP	GAAP	U.S. GAAP
	(in millions of Pesos)
Fiscal Year 2008	176.8	(1,171.0)	1,845.7	(754.4)
Fiscal Year 2007	46.0	592.9	1,654.5	238.1
Fiscal Year 2006	(18.9)	3,524.9	1,608.5	145.8
The significant differences that result between net income under U.S. GAAP and other comprehensive income and net income under Argentine Banking GAAP primarily reflect that under U.S. GAAP:
•	Since 2005, given that the Compensatory Bond was received in full in that year, the corresponding Boden 2012 Bonds are reflected at market value, with changes in values being recognized under other comprehensive income, the effect of which varies significantly in 2006 and 2007. As of December 31, 2008, Grupo Financiero Galicia had recorded an other-than-temporary impairment for U.S. GAAP purposes, which resulted in a significant decrease in its net income for fiscal year 2008 under U.S. GAAP.
•	The Hedge Bond and the liability with the Argentine Central Bank for its purchase were not recognized under U.S. GAAP in 2005, while they were recognized in 2006. With the delivery to the Bank of 90.8% of the Hedge Bond in 2006, as the Bank acquired control of 90.8% of the asset that previously was not recognized as such, the adjustment made in the prior year (to reflect that the asset, recognized under Argentine Banking GAAP, was not recognized under U.S. GAAP) was reversed in the same proportion which generated a significant increase in our net income for fiscal year 2006 under U.S. GAAP.
•	Discount Bonds in Pesos are reflected at market values, with changes from market values at the time of exchange being recognized as other comprehensive income. As of December 31, 2008, Grupo Financiero Galicia had recorded an other-than-temporary impairment for U.S. GAAP purposes, which resulted in a significant decrease in its net income for fiscal year 2008 under U.S. GAAP.
•	The Bank’s foreign debt restructuring completed in 2004 was accounted as a troubled debt restructuring. Therefore the carrying value of such debt is higher under U.S. GAAP and no gain was recognized at the time of the restructuring.

•	Certain of our securitization transactions are considered sales under U.S. GAAP, with the valuation of retained interests reflecting fair values, with changes in unrealized gains and losses charged to equity through other comprehensive income. As of December 31, 2008, Grupo Financiero Galicia had recorded an other-than-temporary impairment of the certificates of participation in Galtrust I, in Nues Trust and in Almafuerte Special Fund, based on a variety of factors, mostly including the period of time and extent to which the market value had been lower than the cost and the weakening of the global and local markets. The fair value of these retained interests in the trusts is determined based upon an estimate of cash flows to be collected by Grupo Financiero Galicia as the holder of the retained interests, discounted at an estimated market rate and will constitute the new cost basis of these securities.
Results by Segments
Effective 2007, the results of Banco Galicia’s operations, our main subsidiary, are not segregated by geographical regions. Rather, the banking business is reported as one single segment that is evaluated regularly by the Board of Directors in deciding how to allocate resources and in assessing performance of our business. As a result, our segment disclosures for the years ended December 31, 2008 and 2007 are presented on a new basis to correspond with our internal reporting structure. The segment disclosures for the fiscal year ended December 31, 2006 has been restated to conform to the new presentation of business segments.
We measure the performance of each of our business segments primarily in terms of “Net income”, in accordance with the regulatory reporting requirements of the Argentine Central Bank. Net income and other information by segment are based on Argentine Banking GAAP and are consistent with the presentation of our consolidated financial statements.
Our segments are the following:
•	Banking: our banking business segment represents Banco de Galicia y Buenos Aires S.A. consolidated line by line with Galicia Uruguay and its subsidiaries and the results of other small banking-related subsidiaries.
•	Regional Credit Cards: our regional credit cards business segment represents the accounts of Tarjetas Regionales S.A. consolidated with its subsidiaries.
•	Insurance: our insurance business segment represents the accounts of Sudamericana and its subsidiaries.
•	Other Grupo Businesses: this segment includes the results of Net Investment, Galicia Warrants, GV Mandataria and Galval.
Our results by segments are shown in note 31 to our audited consolidated financial statements. Below is a discussion of our results of operations by segments for the years ended December 31, 2008, December 31, 2007 and December 31, 2006.

Banking
The table below shows the results of our banking business segment.

	As of December 31,
In millions of Pesos, except percentages	2008	2007	2006
Net Financial Income	847.3	516.2	66.0
Net Income from Services	655.0	520.4	377.3

Net Operating Revenue	1,502.3	1,036.6	443.3

Provisions for Loan Losses	214.9	159.2	57.6
Administrative Expenses	1,166.5	875.1	681.4

Net Operating Income	120.9	2.3	(295.7)

Income from Equity Investments
Tarjetas Regionales SA	76.4	88.2	70.9
Sudamericana	2.9	1.9	1.1
Others	58.1	3.5	(14.8)

Income from Equity Investments	137.4	93.6	57.2

Other Income (Loss)	(63.0)	(65.5)	112.3

Pre-tax Income	195.3	30.4	(126.2)

Net Income	195.3	30.4	(126.2)

Net Income as a % of Grupo Financiero Galicia’s Net Income	110%	66%	667%
Average Loans	8,707.5	7,140.6	5,332.3
Average Deposits	13,199.0	11,857.0	9,506.0
This segment recorded Ps. 195.3 million net income for fiscal year 2008, Ps. 164.9 million higher than the Ps. 30.4 million recorded in fiscal year 2007, which in turn was Ps. 156.6 million higher than the Ps. 126.2 million net loss for fiscal year 2006.
The improvement in net income for fiscal year 2008 was attributable to a Ps. 465.7 million increase in net operating revenue (net financial income plus net income from services) and to a Ps. 43.8 million increase in income from equity investments. These gains were partially offset by greater administrative expenses (which increased by Ps. 291.4 million), and greater provisions for losses on loans and other receivables (which increased by Ps. 55.7 million).
The improvement in net income for fiscal year 2007 was attributable to the Ps. 593.3 million increase in net operating revenue (net financial income plus net income from services) and to a Ps. 36.4 million increase in income from equity investments. These gains were partially offset by greater administrative expenses (which increased by Ps. 193.7 million), lower miscellaneous net income (which declined by Ps. 177.8 million) and greater provisions for losses on loans and other receivables (which increased by Ps. 101.6 million).
The increase in net financial income (an increase of Ps. 331.1 million) for fiscal year 2008 was the consequence of the improvement in the financial margin, together with an increase in the average volume of financial intermediation with the private sector. The average interest rate on Peso-denominated loans to the private sector increased, which reflected the growth observed in the Argentine market in general. Average loans to the private sector amounted to Ps. 8,707.5 million, 21.9% higher than the Ps. 7,140.6 million for fiscal year 2007. The improvement in net financial income is also attributable to the relative decrease in the cost of liabilities, resulting from the change in their structure as a consequence of the change in the composition of deposits, with an increase in transactional deposits, and the reduction of the restructured foreign debt. The average balance of total deposits increased by Ps. 1,342.0 million, equivalent to an 11.3% increase. The average rate on interest-bearing deposits was 7.70%, 158 b.p. higher than the 6.12% average rate recorded for the previous fiscal year. This increase was experienced by the Argentine market as a whole in 2008.

The increase in the net financial income for fiscal year 2007 was due to the significant increase in the Bank’s volume of financial intermediation with the private sector, reflecting the high growth environment, both for the Argentine economy as a whole and for the Argentine financial system, which was not affected by the volatility in international financial markets in the second half of the year. The increase in the Bank’s average loans to the private sector amounted to Ps. 1,808.3 million in fiscal year 2007, representing a 33.9% increase over the amount for fiscal year 2006. Net financial income also increased due to the decline in the cost of funds related to the change in the composition of the Bank’s liabilities. The increase in the Bank’s level of activity and the improvement in its net financial income were made possible by the Bank’s strategy of strengthening its financial condition, including its August 2007 capital increase (See Item 4. “Information on the Company-History-Banco Galicia-Banco Galicia’s 2007 Capital Increase”) and the reduction of its exposure to the public sector (which increased the share of private-sector exposure in total interest-earning assets and reduced the related valuation losses, which were Ps. 38.2 million in fiscal year 2007 as compared to Ps. 198.4 million in fiscal year 2006) and in its expensive debt with the Argentine Central Bank. Also, given that the Bank carries a net financial loss on its matched position in foreign currency (due to the lower yield of the Boden 2012 Bonds, the Bank’s main foreign currency asset, relative to the cost of its restructured foreign debt), the reduction in the Bank’s restructured foreign debt improved its net financial income.
In addition, another effect in connection with the Bank’s balance sheet strengthening strategy was added: the negative impact on net financial income due to the postponement of the acquisition of the Hedge Bond, 90.8% of which was acquired in December 2006, was not present in 2007, but it affected the net financial income for practically all of fiscal year 2006.
Before the losses from the valuation of public-sector assets, net financial income for fiscal year 2008 was Ps. 283.7 million higher than in fiscal year 2007, which was, in turn, Ps. 290 million higher than in fiscal year 2006.
Net income from services amounted to Ps. 655.0 million in fiscal year 2008, 25.9% higher than the Ps. 520.4 million recorded in fiscal year 2007, which was in turn 37.9% above the Ps. 377.3 million recorded in fiscal year 2006. For both fiscal years 2008 and 2007, almost all the categories of fee based income grew, mainly as a consequence of an increase in the volume of transactions together with an increase in the price of certain services, in line with the dynamics of the financial market.
Provisions for losses on loans and other receivables amounted to Ps. 214.9 million in fiscal year 2008, Ps. 55.7 million higher than the Ps. 159.2 million in fiscal year 2007, which was in turn Ps. 101.6 million higher than the Ps. 57.6 million recorded in fiscal year 2006. Both in fiscal year 2008 and 2007, a significant percentage of this increase was attributable to the seasoning of the loan portfolio, mainly the individuals’ portfolio.
Administrative expenses for fiscal year 2008 amounted to Ps. 1,166.5 million, 33.3% higher than the Ps. 875.1 million for fiscal year 2007, which in turn was 28.4% higher than the Ps. 681.4 million for fiscal year 2006. Both in fiscal years 2008 and 2007, the increase in administrative expenses was related to the increase in personnel expenses and in the remaining administrative expenses. These increases were related to the increase in staff, the higher level of activity, the expansion of the distribution network and the increase in inflation rate during the year.
Income from equity investments amounted to Ps. 137.4 million, Ps. 93.6 million, and Ps. 57.2 million for fiscal years 2008, 2007 and 2006, respectively. Income from equity investments for fiscal year 2008 was mainly due to the Bank’s gain from its interest in Tarjetas Regionales S.A. (Ps. 76.4 million) and its Ps. 53.8 million profit from dividends received because of the Bank’s interest in Visa Argentina S.A. In fiscal year 2007, income from equity investments was mainly due to the Bank’s interest in Tarjetas Regionales S.A.
The Bank recorded Ps. 63.0 million and Ps. 65.5 million miscellaneous net losses for fiscal years 2008 and 2007, respectively. In fiscal year 2006, Banco Galicia recorded a Ps. 112.3 million miscellaneous net income. The loss for fiscal year 2008 was mainly attributable to the amortization of deferred losses from amparo claims of Ps. 39.5 million, together with the net establishment of allowances. This effect was partially offset by income related to loan recoveries of Ps. 54.6 million and financial income from margin requirements in connection with repurchase transactions of Ps. 34.2 million. The loss for fiscal year 2007 was mainly attributable to the loss due to the amortization of deferred losses from amparo claims of Ps. 108.7 million (while in fiscal year 2006 such amortization was deferred), partially offset by loan recoveries of Ps. 36.7 million and financial income from margin requirements in connection with repurchase transactions of Ps. 15.8 million.

Regional Credit Cards
The table below shows the results of our regional credit cards business segment.

	As of December 31,
In millions of Pesos, except percentages	2008	2007	2006
Net Financial Income	296.2	203.2	157.5
Net Income from Services	571.8	409.0	289.8

Net Operating Revenue	868.0	612.2	447.3

Provisions for Loan Losses	180.4	96.3	53.2
Administrative Expenses	554.5	369.5	263.9

Net Operating Income	133.1	146.4	130.2

Other Income (Loss)	45.2	41.3	20.7
Minority Interests	(20.6)	(27.5)	(24.1)

Pre-tax Income	157.7	160.2	126.8

Income Tax Provision	81.3	72.1	55.9

Net Income	76.4	88.1	70.9

Net Income as a % of Grupo Financiero Galicia’s Net Income	43%	192%	(375)%
Average Loans	2,105.0	1,703.1	1,149.3

In fiscal year 2008, the Regional Credit Cards’ segment recorded net income of Ps. 76.4 million, 13.2% lower than in fiscal year 2007. In turn, net income for fiscal year 2007, which amounted to Ps. 88.1 million, was 24.3% higher than in fiscal year 2006.
The decrease in net income for fiscal year 2008 was mainly a result of the fact that the increase in net operating revenue (net financial income plus net income from services) of Ps. 255.8 million was more than offset by higher provisions for loan losses and other receivables for Ps. 84.1 million, due to a deterioration in the performance of our credit card loans in connection with the increased volume, and higher administrative expenses, of Ps. 185.0 million, due to higher salaries and increases in social security contributions.
In fiscal year 2007, the increase in net income reflected significant increases in net operating revenue, which in turn reflected the increase in the volume of the regional credit card companies’ business, influenced by the strong growth of the economy as a whole and aggregate consumption in particular, as well as by the geographical expansion of their distribution network. In fiscal year 2007, higher operating revenue was partially offset by higher provisions for losses on loans and other receivables (which increased 81.0%), higher administrative expenses (which increased 40.0%) and greater income taxes (which increased 29.0%), while a 99.5% increase in miscellaneous net income contributed to a higher overall net income.
During fiscal year 2008, the customer base of the regional credit card companies as a whole increased 16% as compared to the previous fiscal year, and the number of authorized cards exceeded 4.7 million cards as of December 31, 2008. The number of statements issued increased 18.1% in fiscal year 2008, as compared to the previous fiscal year, with almost 1.9 million statements as of December 31, 2008. The distribution network continued growing, reaching 208 service centers in Argentina, 23 more centers than in fiscal year 2007 (a 12% increase). The regional credit card companies’ staff increased by 127 people, reaching 3,892 employees. Annual turnover in stores (valued at real prices as of December 31, 2008) exceeded Ps. 7,550 million, while the average loan portfolio increased 23.6% as compared to 2007.
During fiscal year 2007, the regional credit card companies continued to increase their customer base, the loans granted to their customers and their distribution networks. The number of statements issued increased 20% in fiscal year 2007 as compared to the previous fiscal year, while purchases made by card holders with the credit cards issued by these companies increased 35%. In addition, the loan portfolio of the regional credit card companies (including portfolios securitized) increased 45%. The foregoing increases led to increases in the net operating revenue of the regional credit cards’ segment of Ps. 164.9 million (36.9%) in fiscal year 2007.
In fiscal years 2008 and 2007, the higher provisions for losses on loans and other receivables were mainly related to the seasoning of the portfolio.
The increase in administrative expenses, both in fiscal year 2008 and 2007, is related to the increase in the level of activity, the geographical expansion and the inflation rate.
In both fiscal years, miscellaneous net income mainly reflected loans recovered.

Insurance
The table below shows the results of our insurance business segment.

	As of September 30,
In millions of Pesos, except percentages	2008	2007	2006
Net Financial Income	20.2	16.6	17.0

Net Operating Revenue	20.2	16.6	17.0

Administrative Expenses	30.0	16.1	11.2

Net Operating Income	(9.8)	0.5	5.8

Other Income (Loss)	43.5	22.0	6.9

Pre-tax Income	33.7	22.5	12.7

Income Tax Provision	11.1	7.9	3.7

Net Income	22.6	14.6	9.0

Net Income as a % of Grupo Financiero Galicia’s Net Income	12.8%	32%	(48)%

Argentine Banking GAAP establish that the accounts of non-homogeneous activities must be included under “Other Income/Loss”, therefore the income statement of Sudamericana was reclassified and, as such, in the table above, its main accounts (earned premiums, claims, acquisition costs, etc.) are included in such line item. The results of this segment mainly represent the results of Galicia Seguros. For consolidation purposes, we have used Sudamericana’s consolidated financial statements as of September 30 of each year.
In the twelve-month period ended September 30, 2008, the insurance segment recorded Ps. 22.6 million in net income. In the same period, Galicia Seguros recorded gains of Ps. 20.7 million. This segment’s net income was mainly due to: (i) Ps. 221.4 million of earned premiums, claims of Ps. 22.1 million, and acquisition costs of Ps. 90.2 million, (ii) net financial income of Ps. 20.2 million, and (iii) administrative expenses amounting to Ps. 30.0 million, of which approximately 41% corresponded to personnel expenses. Earned premiums for the twelve months ended September 30, 2008 were Ps. 129.4 million greater than in the same period of 2007, representing a 134% increase, mainly as a result of Galicia Seguros’ performance. This company’s growth in premiums earned mainly reflects group life insurance, home insurance and accidental death and dismemberment insurance sold through the Bank and the regional credit card companies. An alternative channel that helped to achieve such growth was the call center. Acquisition costs grew following the increase in underwritten premiums. The Ps. 13.9 million increase in administrative expenses was mainly due to the fact that a part of the value added tax is recorded at cost (certain life insurance products are exempt from such tax but the fees paid to the brokers and other expenses related thereto are charged with such tax), as well as salary increases and increases in other expenses within an inflationary context. It is important to mention that claims have remained at practically the same level of previous years; therefore the increase in insurance production did not cause an increase in claims, reflecting the strategy of focusing on businesses with a lower claims ratio and with a potential for margin improvement.
In the twelve-month period ended September 30, 2007, the insurance segment recorded Ps. 14.6 million in net income. In the same period, Galicia Seguros recorded gains of Ps. 15.6 million. This segment’s net income was mainly due to: (i) Ps. 93.4 million of earned premiums and additional fees, claims of Ps. 20.8 million, and acquisition costs of Ps. 31.7 million, (ii) net financial income of Ps. 16.6 million, and (iii) administrative expenses amounting to Ps. 16.1 million, of which approximately 50% corresponded to personnel expenses.
In the twelve month period ended September 30, 2006, the insurance segment recorded Ps. 9.0 million in net income. In the same period, Galicia Vida and Galicia Patrimoniales (now merged into Galicia Seguros) recorded gains of Ps. 12.1 million. This segment’s net income mainly consisted of: (i) earned premiums and additional fees of Ps. 44.5 million, claims of Ps. 21.8 million and acquisition costs of Ps. 13.4 million, (ii) net financial income of Ps. 17.0 million, of which Ps. 12.4 million represented income on Secured Loans, and (iii) administrative expenses amounting to Ps. 11.2 million, of which approximately 61% corresponded to personnel expenses.

Other Grupo Businesses
This segment includes the results of Net Investment, Galicia Warrants, Galval and GV Mandataria. In fiscal year 2008, this segment posted Ps. 0.1 million in net income, as compared to Ps. 1.2 million in fiscal year 2007 and Ps. 0.9 million in fiscal year 2006. In fiscal year 2008, this segment’s results were attributable to Galicia Warrants’ net income of Ps. 2.4 million, and were partially offset by losses of Ps. 1.2 million, Ps. 1.1 million and Ps. 0.02 million for Net Investment, Galval and GV Mandataria, respectively.
In fiscal year 2007, this segment’s results were attributable to Galicia Warrant’s net income of Ps. 1.3 million, which were partially offset by a Ps. 0.04 million loss of Galval.
In fiscal year 2006, this segment’s results were attributable to Galval’s and Galicia Warrants’ net income of Ps. 1.0 million and Ps. 0.7 million, respectively, which were partially offset by the Ps. 0.8 million loss recorded by Net Investment.
Consolidated Assets
The structure and main components of our consolidated assets as of the dates indicated were as follows:

	As of December 31,
	2008		2007		2006
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Cash and Due from Banks	3,405.1	13.8	2,960.0	13.0	2,294.8	9.7
Government and Corporate Securities	1,531.9	6.2	1,694.0	7.4	3,188.6	13.5
Loans to the Non Financial Public Sector	11,774.6	47.6	11,601.0	50.8	10,525.0	44.6
Hedge Bond to be Acquired	—	—	—	—	401.3	1.7
Other Receivables — Argentine Central Bank	—	—	—	—	1,733.3	7.3
Other Assets	8,024.2	32.4	6,573.7	28.8	5,472.4	23.2

Total	24,735.8	100.0	22,828.7	100.0	23,615.4	100.0

Of our Ps. 24,735.8 million total assets as of December 31, 2008, Ps. 24,439.8 million, equivalent to 98.8% of the total, corresponded to the Bank on a consolidated basis. The remaining 1.2% was attributable mainly to Sudamericana on a consolidated basis (Ps. 227.7 million). The composition of our assets shows an increase in the participation of the line items “Cash and due from banks”, “Loans to the Non Financial Public Sector” and “Other Assets”, to the detriment of “Government and corporate securities.”
The item “Cash and due from banks” mainly included cash for Ps. 986.7 million, balances held at the Argentine Central Bank for Ps. 2,036.2 million and balances held in correspondent banks for Ps. 382.3 million. The balance held at the Argentine Central Bank and part of the cash are computable for meeting the minimum cash requirements set by the Argentine Central Bank as explained under Item 5.B. “Liquidity and Capital Resources-Liquidity”.
Our holdings of government and corporate securities as of December 31, 2008 amounted to Ps. 1,531.9 million, of which Ps. 1,531.8 million were government securities. Our holdings of government and corporate securities are shown in more detail under Item 4. “Information on the Company-Selected Statistical Information-Government and Corporate Securities.”
Our total net loans amounted to Ps. 11,774.6 million, of which Ps. 11,720.5 million corresponded to the Bank (including the regional credit card companies’ portfolios) and the remaining amount to Secured Loans held by Sudamericana. For more information on the Bank’s loan portfolio, see Item 4. “Information on the Company-Selected Statistical Information-Loan Portfolio”.

The “Other assets” item mainly includes the following items recorded on our balance sheet under “Other Receivables Resulting from Financial Brokerage,” unless otherwise noted:
•	Ps. 1,824.9 million of forward purchases of Boden 2012 Bonds in connection with repurchase agreements (including the corresponding security margins recorded as “Miscellaneous Receivables” in the balance sheet).
•	Ps. 1,164.9 million recorded under “Bank Premises and Equipment”, “Miscellaneous Assets” and “Intangible Assets”, excluding from the latter the deferred losses from amparo claims.
•	Ps. 634.0 million corresponding to our holdings of debt securities and participation certificates issued by the Galtrust I Financial Trust, resulting from the securitization of loans to the provincial public sector in late 2000.
•	Ps. 597.1 million of forward purchases of Discount Bonds in Pesos in connection with repurchase agreements (including the corresponding security margins recorded as “Miscellaneous Receivables” in the balance sheet).
•	Ps. 445.2 million corresponding to “Assets under Financial Leases”.
•	Ps. 408.9 million corresponding to holdings of the participation certificate in, and debt securities of, the special fund (referred to as “Special Fund Former Almafuerte Bank”) jointly formed by the Bank with other private-sector banks in order to facilitate the recovery of the assets of former Almafuerte Bank.
•	Ps. 365.3 million corresponding to participation certificates in, and debt securities of, different financial trusts, created by the Bank or by third parties.
•	Ps. 316.9 million recorded as an intangible asset, which reflect deferred losses in connection with amparo claims due to the difference between the amount paid to depositors (the deposit’s original contractual amount, collected by depositors in US Dollars or at the free market exchange rate) as a consequence of court orders, and the amount established by the pesification rules (conversion at the Ps. 1.40 per US Dollar exchange rate, plus CER adjustment and interest), net of the accumulated amortization, plus the amount of deferred amortization.
•	Ps. 283.5 million corresponding to the minimum presumed income tax recorded under “Miscellaneous Receivables”.
•	Ps. 258.4 million corresponding to balances deposited at the Argentine Central Bank as guarantees in favor of clearing houses.
•	Ps. 57.3 million corresponding to equity investments.
•	Ps. 46.6 million corresponding to debt securities, mostly of the Bank (Ps. 39.8 million) and the rest corresponding to securities issued by other companies.
Exposure to the Argentine Public Sector
The following table shows our total net exposure to the Argentine public sector as of December 31, 2008, 2007 and 2006. This exposure mainly consisted of exposure of the Bank.

	As of December 31,
	2008	2007	2006
	(in millions of Pesos)
Net Position in Government Securities	3,345.3	3,877.8	4,832.7

Trading and Investment Accounts	627.6	435.8	164.3
Boden 2012 Bonds	2,350.8	2,744.3	3,582.9
Bogar Bonds	—	—	366.5
Discount Bonds in Pesos and GDP-Linked Negotiable Securities	666.9	697.7	719.0

Loans	1,481.5	1,372.9	2,846.7

Financial Sector	107.9	107.4	107.4
Secured Loans and Others	1,373.6	1,265.5	2,739.3

	As of December 31,
	2008	2007	2006
	(in millions of Pesos)
Other Receivables Resulting from Financial Brokerage	927.5	870.1	1,218.6

Boden 2012 Bonds (Hedge Bond)	—	—	401.3
Trusts’ Certificates of Participation and Securities	927.5	870.1	817.3

Total Assets (1)	6,054.3	6,120.8	8,898.0

Liabilities with the Argentine Central Bank	—	—	3,026.0

Net Exposure	6,054.3	6,120.8	5,872.0

(1)	Does not include deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with the Argentine Central Bank’s minimum cash requirements.
As of December 31, 2008, our total exposure to the public sector amounted to Ps. 6,054.3 million, compared to Ps. 6,120.8 million and Ps. 8,898.0 million at the close of the two previous fiscal years, which represented a decrease of Ps. 66.5 million in 2008 and of Ps. 2,843.7 million in 2008 and 2007, on a combined basis.
Securitization of Assets
In the normal course of business, our operating subsidiaries (the Bank and the regional credit card companies) use the securitization of assets as a source of funding. The securitization of assets basically involves a company transferring assets to a trust and the trust funding the purchase by issuing securities that are sold to third parties. A trust is a special-purpose entity, not an operating entity; typically, a trust is set up for the single purpose of completing the securitization transaction, has a limited life and no employees. Trust securities can be publicly offered, which is the case in those financial trusts in which the Bank or the regional credit card companies acted as trustor. See note 30 to our audited financial statements for a description of the outstanding trusts as of December 31, 2008.
In 2008, 2007 and 2006, we generated funds through the securitization and sale of on-balance sheet and off-balance sheet loans of the Bank and the regional credit cards companies, for aggregate amounts of Ps. 644.3 million, Ps. 617.8 million, and Ps. 684.8 million, respectively. No gains or losses were recognized in the sale of these loans. As a result of these securitizations, we retained certain interests in those trusts through senior debt securities and certificates of participation in the amount of Ps. 101.1 million in fiscal year 2008, Ps. 101.0 million in fiscal year 2007 and Ps. 120.7 million in fiscal year 2006.
Funding
The Bank’s and the regional credit card companies’ lending activities are our main asset-generating businesses. Accordingly, most of our borrowing and liquidity needs are associated with these activities. We also have liquidity needs at the level of our holding company, which are discussed in Item 5.B. “Liquidity and Capital Resources-Liquidity-Holding Company on an Individual Basis”. Our objective is to maintain cost-effective and well diversified funding to support current and future asset growth in our businesses. For this, we rely on diverse sources of funding and have also engaged in a process of reducing the Bank’s high cost liabilities incurred as a consequence of the 2001-2002 crisis. The use and availability of funding sources depends on market conditions, both local and foreign, and prevailing interest rates. Market conditions in Argentina include a structurally limited availability of domestic long-term funding.

Our funding activities and liquidity planning are integrated into our asset and liability management and our financial risks management and policies. The liquidity policy of the Bank, our main subsidiary, is described in Item 5.B. “Liquidity and Capital Resources-Banco Galicia’s Liquidity Management” and our other financial risk policies, including interest rate, currency and market risks are described in Item 11. “Quantitative and Qualitative Disclosures about Market Risk”. Our funding sources are discussed below.
Traditionally, except for the period between the 2001-2002 crisis and the end of 2005, our primary source of funding has been the Bank’s deposit taking activity. Although the Bank has access to Argentine Central Bank financing, management does not view this as a primary source of funding.
Other important sources of funding have traditionally included issuing Dollar-denominated medium- and long-term debt securities issued in foreign capital markets and borrowing from international banks and multilateral credit agencies. After the restructuring of its foreign debt in May 2004, the Bank has not relied on the issuance of new debt securities, having entered into two long term loan agreements with the IFC, in 2005 and 2007, for US$90 million, with the purpose of funding long-term loans to SMEs. On the contrary, as part of the above-mentioned strategy of strengthening our balance sheet, the Bank began to prepay its restructured foreign debt (both bank loans and bonds maturing in 2010 and 2014). The regional credit card companies have issued debt securities in the local and foreign capital markets in the last few years.
Selling government securities under repurchase agreements has been another recurrent source of funding for the Bank. In 2008, because of the international crisis, the repurchase transactions of government securities decreased Ps. 273.2 million (principal and interest). Within its liquidity policy, the Bank considers its unencumbered liquid government securities holdings as part of its available excess liquidity. See Item 5.B. “Liquidity and Capital Resources-Banco Galicia’s Liquidity Management.”
In the last few years, the securitization of assets in the local market has also become a significant and growing source of medium-term funding, for up to approximately four years for the Bank, while for the regional credit cards the terms are shorter (approximately two years). In fiscal year 2008, the securitization of loans generated funds of Ps. 261.5 million from the securitization of loans granted by the Bank on an individual basis, and of Ps. 382.8 million from the securitization of the regional credit-card companies’ loan portfolios. See “-Securitization of assets.”
The regional credit card companies fund their business through the issuance of debt securities in the local and international capital markets, borrowing from local financial institutions, asset securitization and debt with merchants generated in the ordinary course of business of any credit card issuing company. In 2008, the regional credit card companies issued negotiable obligations in an amount equal to Ps. 154.7 million.
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

Below is a breakdown of our funding as of the dates indicated:

	December 31,
	2008		2007		2006
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Deposits	14,056.1	56.8	13,165.6	57.8	10,779.4	45.6
Current Accounts and Other Demand Deposits	3,105.4	12.6	2,675.4	11.7	2,011.4	8.5
Savings Accounts	4,035.0	16.3	3,380.1	14.8	2,589.5	11.0
Time Deposits	6,548.0	26.5	6,708.8	29.5	5,831.5	24.6
Other Deposits	263.2	1.1	291.6	1.3	215.6	0.9
Accrued Interest, Quotation Differences and CER Adjustment	104.5	0.4	113.7	0.5	131.4	0.6

Debt with Financial Institutions (1)	2,172.9	8.8	2,307.8	10.1	5,217.2	22.1
Argentine Central Bank
Financial Assistance	—	—	—	—	2,688.7	11.4
Advance for the Acquisition of the Hedge Bond	—	—	—	—	336.8	1.4
Domestic Financial Institutions	248.6	1.0	318.5	1.4	287.7	1.2
International Banks and Credit Agencies	941.5	3.8	733.3	3.2	870.5	3.7
Repurchases	982.8	4.0	1,256.0	5.5	1,033.5	4.4

Negotiable Obligations (Unsubordinated and Subordinated) (1)	2,932.5	11.9	3,105.6	13.6	3,676.0	15.6

Other obligations	3,728.6	15.0	2,595.2	11.3	2,334.3	9.9

Shareholders’ Equity	1,845.7	7.5	1,654.5	7.2	1,608.5	6.8

Total Funding	24,735.8	100.0	22,828.7	100.0	23,615.4	100.0

(1)	Includes accrued interest, quotation differences, and CER adjustment where applicable.
As of December 31, 2008, deposits represented 56.8% of our funding, down from 57.8% as of December 31, 2007 and up from 45.6% as of December 31, 2006. Our deposit base has increased 6.8% in 2008 and 22.1% in 2007. In 2008, most of the increase in deposits (Ps. 1,084.9 million) was due to the increase in transactional deposits (deposits in current and savings accounts). The increase in 2007 was also the result of an increase in transactional deposits. All of the growth was due to deposits received by the Bank’s Argentine operations. For more information on deposits, see Item 4. “Information on the Company-Selected Statistical Information-Deposits”.
In March 2007, the Bank settled all of its debt from financial assistance from the Argentine Central Bank and currently has no debt with such entity in connection with the 2001-2002 crisis.
The advance for the acquisition of the Hedge Bond was also settled, because such Bond was fully subscribed for in April 2007 by using Secured Loans.
As of December 31, 2008, credit lines from international banks and credit agencies representing Dollar-denominated debt subject to foreign law amounted to Ps. 941.5 million. Of this total, Ps. 88.1 million represented debt of the Bank’s Head Office, the restructuring of which was completed in May 2004, Ps. 585.5 million corresponded to trade loans, and Ps. 267.9 million corresponded to an IFC loan granted to the Bank in 2005 which increased at the end of 2007 with the signing of a new agreement. Credit lines from banks and international agencies increased to Ps. 941.5 million at the end of 2008 from Ps. 733.3 million as of December 31, 2007. The increase was mainly due to the use of the IFC loans and to the increase in trade loans.

The decrease of the credit lines from banks and international agencies to Ps. 733.3 million at the end of 2007 from Ps. 870.5 million as of December 31, 2006 was mainly due to the Bank’s repurchase of its loans due in 2010 and in 2014, in market transactions carried out during the fiscal year, for an aggregate principal amount of US$188.3 million (US$196.6 million of face value). It was also due to the amortization of loans due in 2010 in accordance with their terms and conditions (for US$6.4 million) and to the partial prepayment of loans due in 2014 (for US$2.3 million) at par and in reverse order to maturity, triggered by the Bank’s capital increase, pursuant to the terms and conditions of the agreements subscribed for as part of the Bank’s foreign debt restructuring completed in 2004. These decreases were partially offset by our borrowings of US$80.0 million, in July 2007, which proceeds were used to capitalize the Bank.
Our debt securities outstanding amounted to Ps. 2,932.5 million (principal and interest) as of December 31, 2008, as compared to Ps. 3,105.6 million as of December 31, 2007, and Ps. 3,676.0 million as of December 31, 2006. Of our debt securities outstanding at the end of fiscal year 2008, Ps. 2,507.6 million (only principal) corresponded to Dollar-denominated debt subject to foreign law and Ps. 369.4 million (only principal) corresponded to Peso-denominated debt of the regional credit-card companies structured as negotiable obligations. As of December 31, 2008, the breakdown of our Dollar-denominated debt was as follows:
•	Ps. 353.7 million and Ps. 934.0 million of 2010 Notes and 2014 Notes, respectively, and Ps. 987.0 million of 2019 Notes, all of them issued in 2004 and corresponding to new debt of the Bank resulting from the foreign debt restructuring completed in May of said year.
•	Ps. 55.7 million of negotiable obligations issued by Galicia Uruguay to refinance its deposits, which securities were issued either in connection with the original restructuring or with the exchange offers subsequently made by Galicia Uruguay to its customers.
•	Ps. 62.5 million and Ps. 69.1 million of Class VII and Class VIII Negotiable Obligations, respectively, maturing in 2009, issued by Tarjeta Naranja S.A.
•	Ps. 39.8 million of Series XIX Negotiable Obligations, maturing in 2009, issued by Tarjetas Cuyanas S.A.
•	Ps. 5.8 million of past due foreign debt included in the Bank’s 2004 debt restructuring, the holders of which did not participate in such restructuring.
The decrease in our debt securities outstanding as of December 31, 2008 from the amount as of December 31, 2007 was mainly the consequence of the following: i) the payment of two principal installments for the 2010 Notes of 12.5% each, for a total of US$68.4 million, ii) the cancellation in advance of 2014 Notes for US$30.2 million (US$32.2 million of face value), which were acquired in market transactions carried out during the fiscal year, and (iii) the reduction of Banco Galicia Uruguay’s restructured debt structured as negotiable obligations by US$25.0 million.

The decrease in the balance of debt securities outstanding as of December 31, 2007 as compared to the amount as of December 31, 2006 mainly reflects the reduction of the Bank’s foreign debt, pursuant to the following: i) the full amortization of the 2007 Notes for US$38.6 million, ii) the payment of two principal installments of the 2010 Notes of 12.5% each, for a total of US$88.2 million, iii) the partial cancellation in advance of 2010 Notes for US$49.5 million (US$79.2 million of face value), which were acquired in market transactions carried out during the fiscal year, iv) the cancellation in advance of 2014 Notes for US$37.8 million (US$40.5 million of face value) , which were acquired in market transactions carried out during the fiscal year, and (v) the partial prepayment of 2014 Notes triggered by the Bank’s capital increase, pursuant to the terms and conditions of the agreements subscribed for as part of the Bank’s foreign debt restructuring. In addition, Banco Galicia Uruguay reduced by US$16.0 million its restructured debt structured as negotiable obligations. These reductions were partially offset by the regional credit card companies’ net issuance of negotiable obligations for Ps. 88.4 million.
For more information see “-Contractual Obligations” below.
Ratings
In December 2008, Standard & Poor’s granted Banco Galicia’s 2010 Notes and 2014 Notes a “raA” rating, and it granted a “raA-” rating to Banco Galicia’s Subordinated Notes due 2019, thus reflecting a “stable” outlook. Standard & Poor’s noted that this “reflects the expectations that Banco Galicia shall continue showing positive results that will contribute to an additional improvement of its capital level and shall continue gradually strengthening its balance sheet, with a higher reduction of its exposure to sovereign debt”. The Bank’s long- and short-term deposits were granted “raA” and “raA-1” ratings, respectively.
On September 5, 2008, Banco Galicia hired Moody’s Latin America Calificadora de Riesgo S.A. to render its services. On December 29, 2008, Moody’s issued its first rating report on the Bank and granted, nationally, an “Aa3.ar” rating to the outstanding notes mentioned in the paragraph above, while Peso-denominated deposits and deposits in foreign currency were granted “Aa2.ar” and “Ba1.ar” ratings, respectively.
During 2008, Tarjeta Naranja S.A. issued Class VII and Class VIII Notes, which are rated nationally by Fitch Argentina Calificadora de Riesgo S.A. as “A(arg)+” and “A1(arg)”, respectively.
In turn, Series XIX notes issued by Tarjetas Cuyanas S.A. were granted an “A2(arg)” rating by Fitch Argentina Calificadora de Riesgo S.A.
In May 2009, Evaluadora Latinoamericana granted Grupo Financiero Galicia’s notes due in 2010 and in 2011 an “A+” rating.

The following are our ratings:

	Standard &		Evaluadora
	Poor’s	Fitch Argentina	Latinoamericana	Moody’s
LOCAL RATINGS
Grupo Financiero Galicia S.A.
Rating of Shares	1
Short-/Medium Term Debt (1)			A+
Banco de Galicia y Buenos Aires S.A.
Counterparty Rating	raA
Medium-/Long-Term Debt (2) (3)	raA		A+	Aa3.ar
Subordinated Debt (2) (4)	raA-		A	Aa3.ar
Deposits (Long Term / Short Term)	raA / raA-1
Deposits (Local Currency / Foreign Currency)				Aa2.ar / Ba1.ar
Tarjeta Naranja S.A.
Medium-/Long-Term Debt (2) (5)		AA-(arg)
Short-Term Debt (2) (6)		AA-(arg)
Tarjetas Cuyanas S.A.
Long-Term Debt (2) (7)		A(arg)
Short-Term Debt (2) (8)		A(arg)

INTERNATIONAL RATINGS
Tarjeta Naranja S.A.
Medium-/Long-Term Debt (2) (9)		B-
Tarjetas Cuyanas S.A.
Long-Term Debt (2) (7)		B-
Short-Term Debt (2) (8)		B-

(1)	Negotiable Obligations Due in 2010 and 2011, issued on June 4, 2009.

(2)	See “-Contractual Obligations”.

(3)	Negotiable Obligations Due in 2010 and Negotiable Obligations Due in 2014.

(4)	Subordinated Negotiable Obligations Due in 2019.

(5)	Classes IV and VII Negotiable Obligations.

(6)	Class VIII Negotiable Obligations.

(7)	Series XVIII Negotiable Obligations.

(8)	Series XIX Negotiable Obligations.

(9)	Class IV Negotiable Obligations.
Debt Programs
The ordinary shareholders’ meeting of Grupo Financiero Galicia held on March 9, 2009 and a meeting of the Board of Directors of the same date created a Global Short-, Medium- and Long-Term Note Program, for a maximum outstanding amount of US$60 million. This program was authorized pursuant to Resolution No 16113 of April 29, 2009 of the CNV. On March 16, 2009, and on April 24, 2009, the Board of Directors approved the terms and conditions of the issuance of the Class I, Series I and Series II Notes. Within the US$60 million Global Short-, Medium- and Long-Term Note Program, on June 4, 2009 Grupo Financiero Galicia issued two series of bonds for a total amount of US$45 million, with the following characteristics: (i) US$34.4 million of Non-interest bearing Class I, Series I Notes, due on May 30, 2010, this bond was issued at a price of 92.68/100 and its yield will be 8%; and (ii) US$10.6 million of 12.5% Class I, Series II Notes, due on May 25, 2011, this bond was issued at a price of 103.48/100 and its yield will be 10.5%. Interest is payable on the notes described in (ii) semiannually.
The Bank has a program outstanding for the issuance and re-issuance of non-convertible negotiable obligations, subordinated or non-subordinated, adjustable or non-adjustable, secured or unsecured, with a tenor from 30 days to up to the current permitted maximum (30 years), for a maximum outstanding face value during the period of such program of up to Ps. 1.0 billion or US$342.5 million. The term of the program is for five years commencing on the date of approval by the CNV. The program was approved by the CNV on November 4, 2005. As of the date of this annual report, no debt had been issued under the program.

Tarjeta Naranja S.A. has a program outstanding with the same characteristics, for a maximum outstanding face value during the period of such program of up to US$350 million. The program was approved by the CNV on November 11, 2007. As of December 31, 2008, debt for a principal amount outstanding of US$113.2 million had been issued under the program. Tarjetas Cuyanas S.A. has a program outstanding with the same characteristics, for a maximum outstanding face value during the period of such program of up to US$80 million. The program was approved by the CNV on May 2, 2007. As of December 31, 2008, debt for a principal amount outstanding of US$57 million had been issued under this program.
Contractual Obligations
The table below identifies the principal amounts of our main on balance-sheet contractual obligations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due, as of December 31, 2008.

		Annual			Less than 1		1 to 3		3 to 5		Over 5
	Maturity	Interest Rate	Total		Year		Years		Years		Years
Banco Galicia
Deposits
Time Deposits (including Other Deposits) (Pesos/US$)	Various	Various		6,698.3		6,651.1		47.2		—		—
Bonds
2010 Notes (US$) (1) (2) (3)	2010	Libor + 350 b.p.	Ps.	365.9	Ps.	248.0	Ps.	117.9		—		—
2014 Notes (US$) (1) (2) (4)	2014	7.00%		966.9		32.9		442.4	Ps.	442.4	Ps.	49.2
2019 Notes (US$) (1) (5)	2019	11.00%		987.0		—		—		—		987.0
9% Notes Due 2003 (US$) (6)	2003	9.00%		9.5		9.5		—		—		—
Loans
Floating Rate Loans Due 2010 (US$) (1) (2) (3)	2010	Libor + 350 b.p.		5.7		3.9		1.8		—		—
Floating Rate Loans Due 2014 (US$) (1) (2) (4)	2014	Libor + 85 b.p.		87.9		1.8		40.8		40.8		4.5
Floating Rate Loans Due 2019 (US$) (1) (7)	2019	Libor + 578 b.p.		6.5		—		—		—		6.5
IBD Financial Loans (US$)	Various	Various		1.4		0.1		1.3		—		—
IFC Financial Loans (US$)	Various	Libor + 350 b.p.		267.9		54.7		102.0		89.4		21.8
Other Financial Loans (US$) (8)	Various	Various		365.2		358.5		6.7		—		—
Merrill Lynch Intl. Financial Loan (US$) (9)	2009	7.8%		220.4		220.4		—		—		—
BID Financial Loans (Pesos)	Various	Various		87.0		15.8		30.2		20.6		20.4
Fontar Financial Loans (Pesos)	Various	Various		61.0		11.1		24.5		17.1		8.3
BICE Loans (CER Adjusted Pesos)	Various	CER+4.0%		3.0		3.0		—		—		—
BICE Loans (US$) (10)	Various	Libor + 550 b.p.		3.5		3.5		—		—		—
Repurchases (US$) (11)	Various	Various		982.8		692.0		290.8		—		—
Galicia Uruguay
Negotiable Obligations (US$) (12)	Various	Various		54.5		9.0		45.5		—		—
Tarjetas Regionales S.A.
Financial Loans with Local Banks (Pesos)	Various	Various		242.9		93.3		136.2		13.4		—
Negotiable Obligations (Pesos/US$)	Various	Various		549.7		316.8		222.9		10.0		—

Total			Ps.	11,967.0	Ps.	8,725.4	Ps.	1,510.2	Ps.	633.7	Ps.	1,097.7

Principal and interest. Includes the CER adjustment, where applicable.

(1)	Issued in 2004 as part of the restructuring of the foreign debt of the Bank’s Head Office and its Cayman Branch.

(2)	Interest payable in cash, semiannually, on January 1 and July 1 of each year, beginning on July 1, 2004.

(3)	Floating Rate Notes Due 2010: Principal amortizes semiannually, on January 1 and July 1 of each year, beginning on July 1, 2006, in eight equal installments of 12.5% of principal at issuance or incurrence, until maturity on January 1, 2010, when the remaining 12.5% is due.

(4)	Step-Up Rate Notes Due 2014: Principal amortizes semiannually, on January 1 and July 1 of each year, beginning on January 1, 2010, in eight equal installments of 11.11% of principal at issuance or incurrence, until maturity, when the remaining 4.86% is due (during 2007, the Bank made a cancellation in advance which was applied to the last installment, which modified the original cash flow). The rate increased 1% on January 1 of each year, until it reached 7% on January 1, 2008.

(5)	Subordinated Notes Due 2019: Interest paid in cash: 6% per annum from January 1, 2004 until (but not including) January 1, 2014, payable semiannually, on January 1 and July 1 of each year, beginning on July 1, 2004. Unless the notes are previously redeemed, the annual interest rate will increase to 11% per annum from that date until (but not including) January 1, 2019. Interest paid in additional subordinated negotiable obligations due 2019: 5% per annum from January 1, 2004, to be paid on January 1, 2014 and January 1, 2019. Principal amortizes in full on January 1, 2019, unless the notes are previously redeemed at par plus accrued but unpaid interest, in whole or in part, at the Bank’s option, at any time after the 2010 Notes and the 2014 Notes have been repaid in full and, otherwise, in accordance with the terms of the agreements governing such notes.

(6)	The balance represents debt not tendered by its holders to the exchange offered by the Bank to restructure its foreign debt, which was completed in May 2004.

(7)	Interest payable in cash: Libor+78 b.p., per annum from January 1, 2004, until (but not including) January 1, 2014, payable semiannually, on January 1 and July 1 of each year, beginning on July 1, 2004. Unless the loans are previously redeemed, the annual interest rate will increase to Libor+578 b.p. per annum from that date until (but not including) January 1, 2019. Also pays interest in additional subordinated loans, due 2019: 5% per annum from January 1, 2004, to be paid on January 1, 2014 and January 1, 2019. Principal amortizes in full on January 1, 2019 unless the loans are previously redeemed at part plus accrued interest and additional amounts, if any, in whole or in part at the Bank’s option, in accordance with the terms of the agreements governing such loans.

(8)	Borrowings to finance international trade operations to Bank customers.

(9)	Borrowing from Grupo Financiero Galicia to fund part of the subscription of the Bank’s shares issued as part of its August 2007 capital increase. The principal of the loan amounts to US$80 million. Interest accrues at a fixed rate of 7.75% per annum in the first year and in the second year it accrues at the 3-month Libor+350 b.p. Principal will be amortized as follows: US$18 million are due in July 2008 and the remaining principal amount is due in July 2009.

(10)	Corresponds to US$10.0 million of principal at incurrence accruing Libor+550 b.p., with interest payable semiannually, in May and November of each year, and. principal amortizing in 9 semiannual installments, beginning in May 2005 and ending in May 2009.

(11)	Includes premiums.

(12)	Issued in 2002 as part of the restructuring of Galicia Uruguay’s deposits. Includes:
•	2% Negotiable Obligations Due 2011: principal amortizes in 9 equal annual installments in September of each year, beginning in September 2003, the first 2 installments are of 15% of principal, and the remaining 7 are of 10% of principal. Interest is payable annually in September of each year, beginning in September 2003 and accrues at a fixed rate of 2% per annum.

•	Floating Rate Negotiable Obligations Due 2011: principal amortizes in 3 annual installments in December of each year, beginning in December 2009, the first 2 installments are of 30% of principal, and the remaining one is 40% of principal. Interest is payable semiannually in June and December of each year, beginning in December 2003, and accrues at Libor+300 b.p., and has a 7% cap.
Off- Balance Sheet Contractual Obligations
Operating Leases
As of December 31, 2008, we also had off-balance sheet contractual obligations arising from the leasing of certain properties used as a part of our distribution network. The estimated future lease payments in connection with these properties are as follows:

(In millions of Pesos)
2009	44.81
2010	49.44
2011	52.77
2012	56.13
2013	58.60
2014 and After	60.25

Total	322.00

Other
As a shareholder of Aguas Cordobesas S.A., the Bank is a guarantor with respect to compliance with certain obligations arising from the concession contract signed by Aguas Cordobesas S.A. In addition, the Bank and the other shareholders committed, in certain circumstances, to provide financial support to the company if it was unable to fulfill the commitments it had undertaken with various international financial institutions.
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
In the normal course of its business, the Bank is a party to financial instruments with off-balance sheet risk which are entered into in order to meet the financing needs of its customers. These instruments expose us to credit risk in addition to the amounts recognized on our consolidated balance sheets. These financial instruments include commitments to extend credit, standby letters of credit, guarantees granted and acceptances.
Commitments to Extend Credit, Stand-By Letters of Credit and Guarantees Granted
The guarantees granted are surety guarantees in connection with transactions between two parties. Standby letters of credit and guarantees granted are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Acceptances are conditional commitments for international trade transactions.
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
Our credit exposure related to these items as of December 31, 2008, is summarized below:

December 31, 2008
(in millions of Pesos)
Commitments to Extend Credit	1,003.4
Standby Letters of Credit	157.1
Guarantees Granted	208.9
Acceptances	69.5
In addition to the above mentioned commitments, as of December 31, 2007, purchase limits available for credit-card holders, of both the Bank and the regional credit card companies, amounted to Ps. 13,995.2 million.

The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to our customers, we may require counter guarantees. As of December 31, 2008, these counter guarantees, classified by type, were as follows:

December 31, 2008
(in millions of Pesos)
Preferred Counter Guarantees	34.7
Other Counter Guarantees	43.3
See note 25 to our audited consolidated financial statements.
Other
We account for checks drawn on us and other financial institutions, as well as other items in the process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process as of December 31, 2008, were as follows:

December 31, 2008
(in millions of Pesos)
Checks Drawn on the Bank	439.8
Checks Drawn on Other Banks	369.5
Bills and Other Items for Collection	1,322.1
With respect to fiduciary risk, we act as the trustee for trust agreements to guarantee obligations arising from various contracts between parties. As of December 31, 2008, the trust funds amounted to Ps. 509.8 million. In addition, we hold securities in custody, which as of December 31, 2008 amounted to Ps. 5,534.3 million.
See note 25 to our audited consolidated financial statements.
Critical Accounting Policies
We believe that the following are our critical accounting policies under Argentine Banking GAAP, as they are important to the portrayal of our financial condition and results of operations and require our most difficult, subjective and complex judgment and the need to make estimates about the effect of matters that are inherently uncertain.
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
Other-than-temporary impairment
Under U.S. GAAP, Government bonds, including Boden 2012 and Discount Bonds, and certificates of participation in the Galtrust I Financial Trust and in the Almafuerte Trust, were classified as available-for-sale securities, and therefore, carried at fair value with changes in the fair value reflected in other comprehensive income for the years ended December 31, 2006 and 2007.

As of December 31, 2008, the amortized cost exceeded the fair value of these securities by Ps. 846.8 million. Therefore, for U.S. GAAP purposes, we have recorded an other-than-temporary impairment of these securities, based on a variety of factors, including the length of time and extent to which the market value has been less than cost, and our intent and ability to hold these securities to recovery.
The fair value of Government bonds was determined on the balance sheet date, based on their quoted market price. To determine the fair value of the certificates of participation in the Galtrust I and the Almafuerte Trust, valuation models were used which consider certain assumptions in estimating future cash flows and a rate under which the cash flows are discounted. These fair values will constitute the new cost basis for these investments.
In the event that all of the amortized cost of our investment in Government securities becomes recoverable under U.S. GAAP, the corresponding recovery would be credited to income in the period the determination was made.
Allowance for Loan Losses
Under U.S. GAAP, the Bank considers loans to be impaired when it is probable that all amounts of principal and interest will not be collected according to the contractual terms of the loan agreement. The allowance for significant impaired loans are assessed based on the present value of estimated future cash flows discounted at the current effective loan rate or the fair value of the collateral in the case where the loan is considered collateral-dependent. An allowance for impaired loans is provided when discounted future cash flows or collateral fair value is lower than book value.
In addition, if necessary, a specific allowance for loan losses is established for individual loans, based on regular reviews of individual loans, recent loss experience, credit scores, the risk characteristics of the various classifications of loans and other factors directly influencing the potential collectibility and affecting the quality of the loan portfolio.
To calculate the allowance required for smaller-balance impaired loans and unimpaired loans, historical loss ratios are determined by analyzing historical losses. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses.
Many factors can affect the Bank’s estimates of allowance for loan losses, including volatility of default probability, migrations and estimated loss severity.
A ten percent decrease in the expected cash flows of significant impaired loans individually analyzed could result in an additional impairment of approximately Ps. 11.9 million.
A ten percent increase in the historical loss ratios for loans collectively analyzed could result in an additional impairment of approximately Ps. 5.2 million.
These sensitivity analyses do not represent management’s expectations of the deterioration in risk ratings or the increases in loss rates but are provided as hypothetical scenarios to assess the sensitivity of the allowance for loan and lease losses to changes in key inputs. We believe the risk ratings and loss severities currently in use are appropriate and represent management’s expectations about the credit risk inherent in its loan portfolio.

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
Fair Value Estimates
A portion of our assets is carried at fair value, including trading and available-for-sale securities, retained interests in assets transferred to financial trusts, futures and forwards transactions.
SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157, among other things, requires Grupo Financiero Galicia to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
In addition, SFAS 159 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments not previously recorded at fair value. Under SFAS 159, fair value is used for both the initial and subsequent measurement of the designated assets, liabilities and commitments, with the changes on fair value recognized in net income. As a result of SFAS 159 analysis, Grupo Financiero Galicia has not elected to apply fair value accounting for any of its financial instruments not previously carried at fair value.
Fair Value Hierarchy
SFAS 157, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
•	Level 1: inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Inputs include the following:
(a)	Quoted prices for similar assets or liabilities in active markets;

(b)	Quoted prices for identical or similar assets or liabilities in non-active markets;

(c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

(d)	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means.
•	Level 3: inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models that use primarily market-based or independently-sourced market parameters, including interest rate yield curves, option volatilities and currency rates. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality, the Bank’s creditworthiness, liquidity and unobservable parameters that are applied consistently over time.
Grupo Financiero Galicia believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Impairment of Assets Other Than Loans
Certain assets, such as goodwill and equity investments are subject to an impairment review. Asset impairment charges require considerable judgment and are recorded when market value declines below the carrying value, for declines other-than-temporary, or where the cost of the asset is deemed to not be recoverable.
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
As of December 31, 2008, Grupo Financiero Galicia performed the impairment test of the goodwill related to the acquisition of certain loan portfolio of the ABN-AMRO Bank. As a result of this analysis, an impairment loss was recognized.
The fair value of equity investments is determined using discounted cash flow techniques. This technique involves complex management judgment in terms of estimating the future cash flows of the companies and in defining the applicable interest rate to discount those cash flows.

Deferred Tax Asset Valuation Allowance
Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the carrying amounts of assets and liabilities recorded for accounting and tax reporting purposes and for the future tax effects of net operating loss carryforwards. We had a significant amount of deferred tax assets as of December 31, 2008, 2007 and 2006. Recognition of those deferred tax assets is subject to management’s judgment based on available evidence that realization is more likely than not and they are reduced, if necessary, by a valuation reserve. Management’s judgment on the likelihood that deferred tax assets can be realized is subjective and involves estimates and assumptions about matters that are inherently uncertain. This judgment involves estimating future taxable income and the timing at which the temporary differences between book and taxable income will be reversed. Underlying estimates and assumptions can change over time, influencing our overall tax positions, as a result of unanticipated events or circumstances.
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
We had significant accumulated tax loss carryforwards as of December 31, 2008 and 2007. Based on the analysis performed, management believes that we will recover only temporary differences with future taxable income. Therefore, is more likely than not that the net operating tax loss carryforwards and presumed minimum income tax will not be recovered in the carryforward period and hence, a valuation allowance was provided against these amounts as of December 31, 2008, 2007 and 2006.
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
As of December 31, 2008, 2007 and 2006, under Argentine Banking GAAP, the Bank had recorded under “Intangible Assets” the difference arising from the reimbursement of Reprogrammed Deposits at the market exchange rate pursuant to amparo claims and the carrying value of these deposits. The receivable for differences related to amparo claims does not represent an asset under U.S. GAAP.
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
If the securitization entity’s activities are sufficiently restricted to meet certain accounting requirements in order to be considered a qualifying special-purpose entity (“QSPE”), the securitization entity is not consolidated by the seller of the transferred assets. Additionally, under FASB Interpretation No. 46, if securitization entities other than QSPEs meet the definition of a VIE, we must evaluate whether it is the primary beneficiary of the entity and, if so, must consolidate it.
Certain of our securitization transactions meet the criteria for sale accounting and non-consolidation. As established by FAS 140 these criteria are: (i) the transferred assets have been isolated from the transferor-put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (ii) each transferee (or, if the transferee is a QSPE, each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor, and (iii) the transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call. See “-U.S. GAAP and Argentine Banking GAAP Reconciliation.”

Principal Trends
Related to Argentina
Economic prospects for fiscal year 2009 are less favorable than they were in previous years. Continued uncertainty in international financial markets, and bleak growth expectations of its principal commercial partners, create a challenge that might interrupt the high-growth cycle experienced over the last few years in Argentina. GDP figures for the fourth quarter of the year, which demonstrated a 0.3% decrease as compared to the previous quarter in the seasonality-free series, suggest that this trend might continue during the first half of the year, and GDP could actually fall slightly during fiscal year 2009. Notwithstanding, both the duration and the depth of the decrease in business levels will depend largely on how fast the international crisis is overcome and the effectiveness of public policies designed to mitigate its impact.
In 2009, the Argentine financial system is expected to become increasingly sound as a result of positive net results. Net financial revenues; however, are likely to grow at a slower pace, as a result of decreased financial brokerage activity with the private sector, while income from services is likely to have more relative importance. Financial institutions are expected to focus on reviewing their administrative expenses and carefully monitoring portfolio quality. While an increase in non-performing loans is possible, the financial system has a high level of bad-debt provisions, which should enable it to deal with a more complex context. For additional information on these trends, see Item 5A. “Operating Results-The Argentine Economy, Financial System and Insurance Industry in the Three Years Ended December 31, 2008.”
These prospects should be analyzed in the light of the considerations noted under Item 3. “Key Information-Risk Factors.”
Related to Us
Under this section we discuss the trends relating to Banco Galicia, as it is our principal asset. Substantial growth in the business levels of the Bank over the last few years has resulted in higher business volumes and has had a positive impact on our net financial income and income from services. This growth has occurred notwithstanding the fact that net financial income is still low as compared to aggregate operating income. As a result, the Bank needs to continue to reduce the amount of low-performance assets, mainly certain public sector assets, and its foreign currency position, because the Bank’s main foreign-currency assets are represented by Boden 2012 Bonds, which accrue interest at the Libor rate, while the Bank continues to develop its strategy of enhancing its financial brokerage business with the private sector. The Bank expects this strategy to continue to boost net financial income and income from services in 2009. The Bank further expects the aggregate increase in administrative expenses and bad-debt provisions to remain below the growth levels of operating income, although the credit environment is expected to deteriorate after several years of low risk, as a result of the substantial growth in loans provided.
The Bank’s strategy to increase profitability from recurring transactions is to increase the volume of banking brokerage business with the private sector, although it foresees that the growth rate of loans to the private sector will probably be lower than it used to be in the past few years. Additionally, the Bank has taken some important steps in order to strengthen its financial condition, by reducing exposure to the public sector, increasing capitalization, and substantially reducing its external debt. The Bank expects to maintain this foreign debt reduction policy, while minimizing losses, to the extent permitted by the Bank’s liquidity position.

However, our outlook should be analyzed in the light of the considerations noted under Item 3 “Key Information-Risk Factors”. The Argentine economy has historically been very volatile, which has negatively affected the financial system’s volume and growth. Volatility now prevailing in the international context could also affect the financial markets and the economy in Argentina.
Item 5.B. Liquidity and Capital Resources
Liquidity — Holding Company on an Individual Basis
We generate our net earnings/losses from our operating subsidiaries, especially Banco Galicia, our main operating subsidiary. Until 2001, the Bank was the primary source of funds available to us in the form of dividends.
The Bank’s dividend-paying ability was impaired since late 2001 by the effects of the 2001-2002 crisis on its liquidity and income-generation capacity. In addition, there are other restrictions on the Bank’s ability to pay dividends resulting from applicable Argentine Central Bank rules and the loan agreements entered into by the Bank as part of its foreign debt restructuring. We have not received dividends from the Bank since October 2001. See Item 8. “Financial Information-Dividend Policy and Dividends.”
The extent to which a banking subsidiary may extend credit or otherwise provide funds to a holding company is limited by Argentine Central Bank rules. For a description of these rules, see Item 4. “Information on the Company-Argentine Banking Regulation-Lending Limits”.
On a stand-alone basis, our current policy is to retain earnings to pay for our operating expenses, support the growth of certain of our businesses and repay our liabilities. Cash available to support the growth of certain of our businesses will be limited until said loan is fully repaid.
As of December 31, 2008, Grupo Financiero Galicia, on an individual basis, had cash and due from banks of Ps. 0.2 million and short-term investments of Ps. 27.3 million. Grupo Financiero Galicia’s short-term investments were made up of: (i) special current account deposits of Ps. 15.2 million, (ii) time deposits of Ps. 11.8 million, (iii) government securities from abroad of Ps. 0.2 million, and (iv) investments in mutual funds of Ps. 0.1 million.
As of December 31, 2007, on a non-consolidated basis, we had cash and due from banks in the amount of Ps. 10.7 million and short-term investments for Ps. 16.4 million.
As of December 31, 2006, we held US$ 107.0 million of face value of 2014 Notes and US$ 4.3 million of face value of 2019 Notes. In January 2007, we sold the latter and part of our 2014 Notes and acquired loans maturing in 2019 issued by the Bank as part of its foreign debt restructuring. As of December 2007, we held US$ 10.2 million of face value of such loans. In July 2007, in an exercise of our preemptive rights, we used our remaining US$ 102.2 million of face value of 2014 Notes and cash to subscribe for 93.6 million shares of the Bank, in the offering carried out by the Bank. To fund such cash subscription we entered into an US$ 80 million loan agreement in July 2007. See Item 10. “Additional Information-Material contracts” and Item 3. “Key Information-Risk Factors-Risk factors relating to Us-Our ability to repay indebtedness at the holding company level may be impaired due to the lack of liquidity at such level.”

Each of our subsidiaries is responsible for their own liquidity management. For a discussion of the Bank’s liquidity management, see “-Banco Galicia’s Liquidity Management-Banco Galicia (Unconsolidated) Liquidity Management.”
Consolidated Cash Flows
Our consolidated statements of cash flows were prepared using the measurement methods prescribed by the Argentine Central Bank, but in accordance with the presentation requirements of SFAS No. 95, Statement of Cash Flows. See our consolidated cash flow statements as of and for the fiscal years ended December 31, 2008, December 31, 2007, and December 31, 2006, included in this annual report.
As of December 31, 2008, on a consolidated basis, we had Ps. 4,795.4 million in available cash (defined as total cash on hand and cash equivalents), representing a Ps. 1,029.2 million increase from the Ps. 3,766.2 million as of December 31, 2007. At the end of fiscal year 2007, our available cash (and cash equivalents) had decreased in the amount of Ps. 1,222.0 million from the Ps. 4,988.2 million of available cash (and cash equivalents) at the end of the prior fiscal year.
Effective May 14, 2007, and in accordance with the provisions of Argentine Central Bank’s Communiqué “A” 4667, cash equivalents are comprised of the following: Argentine Central Bank debt instruments (Nobac and Lebac) having a remaining maturity that does not exceed 90 days, securities in connection with reverse repurchase transactions with the Argentine Central Bank, short term call loans to corporations, local interbank loans, and overnight placements in correspondent banks abroad. Cash equivalents also comprise, in the case of the regional credit card companies, time deposit certificates and mutual fund shares.
The table below summarizes the information from our consolidated statements of cash flows for the three fiscal years ended December 31, 2008, which is also discussed in more detail below.

	December 31,
	2008		2007		2006
	(in millions of Pesos)
Funds (1) at the Beginning of the Fiscal Year	Ps.	3,766.2	Ps.	4,988.2	Ps.	2,046.8

Funds Provided (Used) by Operating Activities		888.6		2,449.8		3,548.1

- Funds Provided by the Sale Of or Proceeds From Government Securities		839.2		1,589.5		1,267.5
- CER Adjustment		(113.2)		485.6		891.9
- Other		162.6		374.7		1,388.7

Funds Provided (Used) by Investing Activities		1,057.1		(1,715.7)		689.3

- Net Increase/Decrease in Loans		1,501.3		(1,410.8)		894.1
Loans to the Private Sector		1,444.6		(2,027.8)		(27.3)
Loans to the Public Sector		56.7		617.0		921.4
- Other		(444.2)		(304.9)		(204.9)

Funds Provided (Used) by Financing Activities		(1,065.6)		(2,003.9)		(1,302.4)

- Net Increase in Deposits		(57.0)		1,752.5		1,894.3
- Funds Provided/Used by Repurchases		(376.6)		229.9		934.4
- Funds Raised by the Regional Credit Card Companies		269.5		174.9		418.0
- Payments on Long-term Debt		(743.5)		(1,770.3)		(656.5)
- Payments on Long-term Debt by Galicia Uruguay		0.0		(53.2)		(30.5)
- Payments on Debt with the Argentine Central Bank		1.0		(2,713.0)		(4,034.7)
- Other		(159.0)		375.3		172.6
- Effect of Exchange Rate on Cash and Cash Equivalents		149.2		47.9		6.4

Funds at the End of the Fiscal Year	Ps.	4,795.4	Ps.	3,766.2	Ps.	4,988.2

(1)	Cash and cash equivalents.

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
As shown by the table above, and explained in more detail below, in the last three years and consistently with our strategy of strengthening our balance sheet, we have generated significant amounts of cash from our exposure to the public sector, which represents mainly the Bank’s exposure, for approximately Ps. 3,080.8 million in 2006 and Ps. 2,683.9 million and Ps. 302.4 million, respectively, in 2007 and 2008, and have used cash generated by such assets (as well as these assets directly) mainly to repay debt with the Argentine Central Bank and restructured foreign debt, both representing liabilities incurred as a consequence of or related to the 2001-2002 crisis. Such public-sector assets are associated both with our operating activities (mainly Bogar Bonds and Boden 2012 Bonds) and our investing activities (Secured Loans). Cash was generated by proceeds from the sale of such public-sector assets as well as from the collection of principal and interest on such assets. Proceeds from Bogar Bonds and Secured Loans were mostly used for the repayment of Argentine Central Bank debt while proceeds from Boden 2012 Bonds were used for the repayment of restructured foreign debt.
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
In 2008, due to the international economic crisis and its local impact, our main source of funds was funds available at the end of the fiscal year due to a decrease in loans to the private sector (in replacement of our principal source of funding: deposits).
In years 2007 and 2006, due to the aggressive repayment of the above-mentioned liabilities, cash and cash equivalents generated by operating activities were used by investing activities and financing activities, except in fiscal year 2006 in which investing activities actually provided cash due to sales of Secured Loans. However, cash was generated also, to a large extent, by deposit raising and other sources (securitizations of loans, by both the Bank and the regional credit card companies, repurchases and bank borrowings in the case of the Bank and negotiable obligations issuances by the regional credit card companies) in amounts sufficient to fund our growing business with the private sector and the significant increases in our lending to such sector.

Management believes that cash flows from operations and available cash and cash equivalent balances, will be sufficient to fund our financial commitments and capital expenditures for fiscal year 2009.
Cash Flows from Operating Activities
In fiscal year 2008, net cash provided by operating activities exceeded our net income of Ps. 176.8 million and amounted to Ps. 888.6 million, due to the depreciation and amortization of intangibles assets, which represent non-cash expenses, of Ps. 161.3 million, loan loss provisions, which, similarly, do not require cash at the time of provision and which, net of reversals, amounted to Ps. 335.7 million and a decrease of Ps. 839.2 million of government securities attributable to the collection of amortization and interest on Boden 2012 Bonds for Ps. 621.1 million, sales of Boden 2012 Bonds and Argentine bonds for Ps. 68.0 million and Ps. 64.5 million of Argentine Central Bank debt instruments (Nobac and Lebac) having a remaining maturity that exceed 90 days. In addition, net cash was provided by other fluctuations in operating assets and liabilities: (i) Ps. 113.2 million capitalization of CER adjustment, (ii) Ps. 86.8 million of interest on repurchases, (iii) Ps. 76.0 million of minimum presumed income tax, and (iv) Ps. 79.3 million of securitization of loans which represents non-cash income. Cash generated from operating activities was lower than in fiscal year 2007, basically because of fewer sales of government securities.
In fiscal year 2007, net cash provided by operating activities exceeded our net income and amounted to Ps. 2,449.8 million, due to depreciation and amortization of intangibles assets, which represent non-cash expenses, for Ps. 214.6 million, and loan loss provisions, which, similarly, do not require cash at the time of provision and which, net of reversals, amounted to Ps. 269.2 million. In addition, net cash was provided by the following fluctuations in operating assets and liabilities: (i) a Ps. 1,589.5 million decrease in government securities mainly attributable to sales of Bogar Bonds excluding CER adjustments for Ps. 208.0 million, sales of Boden 2012 Bonds for Ps. 601.5 million, collection of amortization and interest on Boden 2012 Bonds for Ps. 639.9 million, and collection of amortization and interest on Bogar Bonds and Secured Loans, (ii) Ps. 485.6 million collection of the CER adjustment associated with Bogar Bonds sold, net of payments for Ps. 161.3 million on other debt (premiums on repurchases, short-term loans, etc.). Cash generated from operating activities was lower than in fiscal year 2006, basically because in fiscal year 2006 collection on Boden 2012 Bonds was of an extraordinary amount, while such collection was normalized in 2007.
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

Cash Flows from Investing Activities
In fiscal year 2008, net cash generated by investing activities decreased to Ps. 1,057.1 million. This decrease was mainly attributable to the decrease of Ps. 1,501.3 million in our private-sector loan portfolio. In addition, cash equal to Ps. 403.1 million was applied to bank premises and equipment, miscellaneous and intangible assets, including payments of deposits pursuant to amparo claims. Cash used by investing activities decreased from 2007, as our private-sector loan portfolio decreased, because of the international financial crisis and its local impact.
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
Cash Flows from Financing Activities
In fiscal year 2008, financing activities used cash in the amount of Ps. 1,065.6 million, mainly due to:
(i)	a Ps. 474.0 million net decrease in long term credit facilities, mainly corresponding to: (a) payments of interest on restructured debt for US$ 49 million, (b) the payment of two amortization installments on debt due 2010 for US$ 68.4 million, (c) the prepayment of the Bank’s 2014 Notes for US$ 30.2 million, (d) a reduction of US$ 24.6 million of Banco Galicia Uruguay’s restructured debt structured as negotiable obligations, (e) an increase of Ps. 153.6 million of IFC loans and (f) a Ps. 80.5 million net decrease in funds obtained by the regional credit card companies through the issuance of negotiable obligations;
(ii)	a Ps. 376.6 million net decrease in repurchase transactions;

(iii)	a Ps. 156.6 million net decrease in short-term borrowings, mainly due to: (a) the decrease in borrowings from local and foreign banks, for Ps. 81.0 million and (b) the payment of US$ 24.0 million as part of a US$ 80 million loan granted to us in last year; and

(iv)	a Ps. 57.0 million decrease in deposits, corresponding to: (a) a decrease of Ps. 908.4 million in time deposits and (b) an increase of Ps. 868.1 million in demand deposits.
In fiscal year 2007, financing activities used cash in the amount of Ps. 2,003.9 million, mainly due to a Ps. 1,752.5 million net increase in deposits, a Ps. 229.9 million net increase in repurchase transactions, a Ps. 174.9 million net increase in long term credit facilities (representing funds obtained by the regional credit card companies through the issuance of negotiable obligations), and a Ps. 407.5 million increase in funds obtained mainly from financial institutions and credit agencies (including part of the US$ 80 million loan granted to us and a Ps. 102.9 million credit line from the Inter-American Development Bank for on lending to SMEs), which increases were more than offset by the following:
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
In fiscal year 2006 financing activities used Ps. 1,302.4 million of cash, mainly due to a Ps. 1,894.3 million net increase in deposits, a Ps. 934.4 million increase in repurchase transactions, and a Ps. 418.0 million increase in long term credit facilities (representing funds obtained by the regional credit card companies), which increases were more than offset by:
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

For a description of the types of financial interests we use and the maturity profile of our debt, currency and interest rate structure, see Item 5. “Operating and Financial Review and Prospects-Operating Results”.
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
As of December 31, 2008, the consolidated gaps between maturities of the Bank’s financial assets and liabilities based on contractual remaining maturity were as follows:

	As of December 31, 2008 (1)
	Less than one Year	1 – 5 Years	5 – 10 Years	Over 10 Years	Total
	(in millions of Pesos, except ratios)
Assets
Cash and Due from Banks	1,368.4	—	—	—	1,368.4
Argentine Central Bank — Escrow Accounts	2,294.6	—	—	—	2,294.6
Overnight Placements	334.5	—	—	—	334.5
Loans — Public Sector	1,378.9	3.8	—	—	1,382.7
Loans — Private Sector	7,984.7	1,530.7	286.9	22.1	9,824.4
Government Securities	1,463.6	1,544.9	—	—	3,008.5
Negotiable Obligations and Corporate Securities	1.0	37.2	6.8	0.4	45.4
Financial Trusts	265.4	339.2	630.9	0.3	1,235.8
Special Fund Former Almafuerte Bank	230.5	154.9	—	—	385.4
Assets under Financial Lease	161.1	259.4	65.7	6.5	492.7
Other — Argentine Central Bank	359.4	—	—	—	359.4

Total Assets	15,842.1	3,870.1	990.3	29.3	20,731.8

Liabilities
Savings Accounts	4,056.6	—	—	—	4,056.6
Demand Deposits	3,312.3	—	—	—	3,312.3
Time Deposits	6,587.6	47.2	0.1	0.1	6,635.0
Negotiable Obligations	552.3	1,284.0	989.3	—	2,825.6
International Banks and Credit Agencies	412.1	282.9	76.7	—	771.7
Domestic Banks	123.6	242.0	28.7	—	394.3
Other Liabilities (1)	2,392.9	290.8	—	—	2,683.7

Total Liabilities	17,437.4	2,146.9	1,094.8	0.1	20,679.2

Asset / Liability Gap	(1,595.3)	1,723.2	(104.5)	29.2	52.6
Cumulative Gap	(1,595.3)	127.9	23.4	52.6	52.6
Ratio of Cumulative Gap to Cumulative Liabilities	(9.2)%	0.7%	0.1%	0.3%
Ratio of Cumulative Gap to Total Liabilities	(7.7)%	0.6%	0.1%	0.3%

Principal plus CER adjustment. Does not include interest.

(1)	Includes, mainly, debt with retailers due to credit card operations, liabilities in connection with repurchase transactions, debt with domestic credit agencies and collections for third parties. The “Less than One Year” bucket also includes Ps. 5.8 million corresponding to the Bank’s foreign debt not tendered by its holders in the exchange offered to restructure such foreign debt, which was completed in May 2004.

The Bank’s Board of Directors has defined a maximum limit for liquidity mismatches. This limit has been established at -25% (minus 25%) for the ratio of “cumulative gap to total liabilities” within the first year. As shown in the table above, the Bank complies with said established policy since such gap was -7.7% (minus 7.7%) at the end of fiscal year 2008. As mentioned above, all of the deposits in current accounts and other demand deposits and deposits in savings accounts are included in the first time interval. However, historical experience shows that between 40% and 50% of these deposits represent a stable funding for the Bank and that such funding and the renewal of time deposits at maturity have funded the first-year negative gap. In addition, the Bank follows a liquidity policy based on the worst-case scenario of the recent economic history in Argentina, which policy is explained below.
Banco Galicia (Unconsolidated) Liquidity Management
The following is a discussion of the Bank’s liquidity management, excluding the consolidated companies.
The Bank’s policy is to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities, and meet customer’s credit demand. To set the appropriate level, forecasts are made based on historical experience and on an analysis of possible scenarios. This enables management to project funding needs and alternative funding sources, as well as excess liquidity and placement strategies for such funds. As of December 31, 2008, the Bank’s unconsolidated liquidity structure was as follows:

	As of December 31, 2008
	(in millions of Pesos)
Legal Requirement	Ps.	3,207.3
Excess Liquidity		1,497.9

Total Liquidity (1)	Ps.	4,705.2

(1)	Excludes cash and due from banks of consolidated companies.
The legal requirement refers to the “Minimum Cash Requirements” set by Argentine Central Bank regulations, minus the permitted reduction in the requirement in the amount of the balance of the Special Fund Former Almafuerte Bank as per Resolution No. 408/03 of the Argentine Central Bank. For more information on the Argentine Central Bank regulations regarding reserve requirements for liquidity purposes, see Item 4. “Information on the Company-Argentine Banking Regulation-Legal Reserve Requirements for Liquidity Purposes”.
Excess liquidity consists of the following items: (i) 100% of the balance of overnight placements in banks abroad, (ii) the net amount of the margin requirement for short-term loans (call loans) to prime companies, (iii) 90% of the Lebac balance, (iv) 100% of the market value of available government securities, due to the potential liquidity that might be obtained through sales or repurchase transactions, (v) net short-term interbank loans (call loans), and (vi) 100% of the balance at the Argentine Central Bank (including escrow accounts in favor of clearing houses) in excess of the necessary items to cover the Minimum Cash Requirements.

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
“Additional liquidity” varies according to the remaining maturity of the different types of deposits and to the currency in which such deposits are denominated. As a result of the analysis performed, the Bank defined a floor for the “additional liquidity in Pesos” at 50% of the necessary funds to face the “worst-case” scenario and for the “additional liquidity in US Dollars” the floor was set at 70% of the funds necessary to bear the “worst-case” scenario. Simultaneously, a margin must be kept in order to face a potential drop in deposits of 10% in Pesos and 15% in US Dollars without failing to meet the Minimum Cash Requirements. At the end of fiscal year 2008, the “additional liquidity” included in the above table amounted to Ps. 2,109.0 million and US$ 483.9 million, equivalent to 50% and to 154% of the “worst-case” scenario, respectively, with both percentages exceeding the policy limits established by the Bank.
Capital
Our capital management policy is designed to ensure prudent levels of capital. The following table analyzes our capital resources as of the dates indicated.

	As of December 31,
	2008			2007			2006
	(in millions of Pesos, except ratios, multiples and percentages)
Shareholders’ Equity	Ps.	1,845.7		Ps.	1,654.5		Ps.	1,608.5
Shareholders’ Equity as a Percentage of Total Assets		7.46%			7.25%			6.81%
Total Liabilities as a Multiple of Total Shareholders’ Equity		12.40	x		12.80	x		13.68	x
Tangible Shareholders’ Equity (1) as a Percentage of Total Assets		5.17%			5.28%			4.68%

(1)	Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.
For information on our capital adequacy and that of our operating subsidiaries, see Item 4. “Information on the Company-Selected Statistical Information-Regulatory Capital.”
Capital Expenditures
For a description of our capital expenditures in 2008 and our capital commitments for 2009, see Item 4. “Information on the Company-Capital Investments and Divestitures”. For a description of financing of our capital expenditures, see “-Consolidated Cash Flows”.

Item 6. Directors, Senior Management and Employees
Our Board of Directors
Our ordinary shareholders’ meeting took place on April 28, 2009. The following table sets out the members of our Board of Directors as of that date (all of whom are resident in Buenos Aires, Argentina), the positions they hold within Grupo Financiero Galicia, their dates of birth, their principal occupations and the dates of their appointment and on which their current terms will expire.

			Principal	Member	Current
Name	Position	Date of Birth	Occupation	Since	Term Ends
Antonio R. Garcés	Chairman of the Board and Chief Executive Officer	May 30, 1942	Banker	April 2002	December 2010
Federico Braun	Vice Chairman	February 4, 1948	Businessman	September 1999	December 2010
Abel Ayerza	Director	May 27, 1939	Businessman	September 1999	December 2011
Eduardo Escasany	Director	June 30, 1950	Businessman	April 2005	December 2009
Enrique Martin	Director	October 19, 1945	Businessman	April 2006	December 2011
Luis O. Oddone	Director	May 11, 1938	Businessman	April 2005	December 2009
Pedro A. Richards	Director	November 14, 1952	Businessman	April 2005	December 2009
Silvestre Vila Moret	Director	April 26, 1971	Businessman	June 2002	December 2010
Eduardo J. Zimmermann	Director	January 3, 1931	Businessman	April 2000	December 2011
Pablo Gutierrez	Alternate Director	December 9, 1959	Banker	April 2003	December 2011
María Ofelia Hordeñana de Escasany	Alternate Director	December 30, 1920	Businesswoman	April 2000	December 2010
Sergio Grinenco	Alternate Director	May 26, 1948	Banker	April 2003	December 2011
Alejandro Rojas Lagarde	Alternate Director	July 17, 1937	Lawyer	April 2000	December 2010
Luis S. Monsegur	Alternate Director	August 15, 1936	Accountant	April 2000	December 2010
The following is a summary of the biographies of the members of our Board of Directors:
Antonio Garcés: Mr. Garcés obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 1959. In April 1985, he was appointed as an alternate director of Banco Galicia, subsequently, he was appointed as the vice chairman of the Bank in September 2001, the chairman of the board from March 2002 until August 2002, the vice chairman from August 2002 until April 2003, when he was elected as the chairman of the board, a position he currently holds, after being reelected on April 27, 2006. Mr. Garcés is also the liquidator of Gal Mobiliaria S.A. de Ahorro para Fines Determinados (in liquidation), as well as the first vice chairman of the Argentine Bankers Association (ADEBA), director of IDEA and a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires. He was elected for his current position at Grupo Financiero Galicia on April 23, 2003 and was reelected on April 28, 2005 and on April 29, 2008.
Federico Braun: Mr. Braun obtained a degree in industrial engineering at the Universidad de Buenos Aires. He was associated with the Bank from 1984 to 2002, having served as a member of the Board of Directors during such period. Mr. Braun is also the chairman of Asociación Argentina de Codificación de Productos Comerciales (Código), Campos de la Patagonia S.A., Estancia Anita S.A. and S.A. Importadora and Exportadora de la Patagonia; the vice chairman of Club de Campo Los Pingüinos S.A., Inmobiliaria y Financiera “La Josefina” S.A. and Asociación de Supermercados Unidos y Mayorista Net S.A.; a member of Asociación Empresaria Argentina and a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires. He has been a member of Grupo Financiero Galicia’s Board of Directors since September, 1999. He was elected for his current position on June 3, 2002, and was reelected on April 28, 2005 and on April 29, 2008.

Abel Ayerza: Mr. Ayerza obtained a degree in business administration at the Universidad Católica Argentina. He was associated with the Bank from 1966 to 2002, having served as a member of the Bank’s Board of Directors from 1976 to 2002. Mr. Ayerza is also the chairman of Aygalpla S.A., a lifetime trustee and second vice chairman of the Fundación Banco de Galicia y Buenos Aires and the managing partner of Cribelco S.R.L., Crisabe S.R.L. and Huinca Cereales S.R.L. He has been a member of Grupo Financiero Galicia’s Board of Directors since September, 1999. In April 2000 he was elected as the vice chairman, he was appointed as the chairman of the board on June 3, 2002, and on April 23, 2003 he was elected for his current position, and later reelected on April 27, 2006 and on April 28, 2009. Mr. Ayerza is the uncle of Mr. Pablo Gutierrez.
Eduardo Escasany: Mr. Escasany obtained a degree in economics at the Universidad Católica Argentina. He was associated with Banco Galicia from 1973 to 2002. He was appointed to the Bank’s Board of Directors in 1975. In 1979, he was elected as the vice chairman and from 1989 to March 21, 2002 he was the chairman of the Bank’s Board of Directors and its chief executive officer. He served as the vice chairman of the board between 1989 and 1993 and then, he was elected as the chairman of the Argentine Bankers Association from 1993 to 2002. He was also chairman of Grupo Financiero Galicia’s Board of Directors from September, 1999 until June, 2002. He was elected again for his current position as a member of Grupo Financiero Galicia’s Board of Directors in April 2005, and reelected in April 2007. He is also a lifetime trustee and vice chairman of the Fundación Banco de Galicia y Buenos Aires. Mr. Escasany is Mrs. María Ofelia Hordeñana de Escasany’s son and Mr. Silvestre Vila Moret’s uncle.
Enrique Martin: Mr. Martin obtained a degree in law at the Universidad de Buenos Aires. He was a professor at said university for more than 20 years and has a post-graduate certificate in international economics from the University of London. He was associated with Banco Galicia since 1977 until 2002 and was responsible for the International Banking Relations Department. Mr. Martin is Advisor to ZEIG S.A. He is also a director of the Argentine-Chilean Chamber of Commerce and an advisor to the Canadian-Argentine Chamber of Commerce. He has been a member of Grupo Financiero Galicia’s Board of Directors since April, 2006, and was reelected in April 2009.
Luis Omar Oddone: Mr. Odonne obtained a degree in national public accounting at the Universidad de Buenos Aires. He was appointed as Grupo Financiero Galicia’s syndic since 1999 until April 2005. Mr. Oddone is also the chairman of La Cigarra S.A. and Scharstof S.A., a director of Petrolera de Conosur S.A. and a syndic for Santa Emilia de Martin S.A. and Promotora S.A. He has been a member of Grupo Financiero Galicia’s Board of Directors since April, 2005, and was reelected in April 2007.

Pedro Alberto Richards: Mr. Richards obtained a degree in economics from the Universidad Católica Argentina and a master’s degree of science in management from the Sloan School of Management at the Massachusetts Institute of Technology. He was director of the National Development Bank (BANADE). He has been associated with the Bank since 1990. He was member of the Board of Directors of Galicia Capital Markets S.A. between 1992 and 1994 and vice chairman of Net Investment S.A. between September 2001 and May 2007. Since August 2000, he has served as Grupo Financiero Galicia’s Managing Director. Mr. Richards is also the vice chairman of Sudamericana Holding S.A. and Galicia Warrants S.A. and director of GV Mandataria of Valores S.A. and Galval Agente de Valores S.A. Mr. Richards was alternate director of Grupo Financiero Galicia from April 2003 until April 2005, when he was appointed for his current position as a director and was reelected as such in April 2007.
Silvestre Vila Moret: Mr. Vila Moret obtained a degree in banking administration at the Universidad Católica Argentina. He was associated with the Bank since 1997 until May 2002. Mr. Vila Moret is also vice chairman of El Benteveo S.A. and Santa Ofelia S.A. He has been a member of Grupo Financiero Galicia’s Board of Directors since June 2002, and was reelected in April 2005 and in April 2008. Mr. Vila Moret is the grandson of Mrs. María Ofelia Hordeñana de Escasany and nephew of Mr. Eduardo Escasany.
Eduardo Jesús Zimmermann: Mr. Zimmermann obtained a degree in banking administration at the Universidad Argentina de la Empresa. He was associated with the Bank between 1958 and 2002, where he acted as a director from 1975 to 2002. Mr. Zimmermann is also a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires. He is member of the Board of Directors since April 2000, and was reelected for his current position in April 2006 and in April 2009.
Pablo Gutiérrez: Mr. Gutierrez obtained a degree in business administration at the Universidad de Buenos Aires. He has been associated with the Bank since 1985. In April 2005, he was appointed to the Board of Director of the Bank. He served as the head of the Bank’s Treasury Division until April 2007. Mr. Gutierrez is also chairman of Galicia Valores S.A. Sociedad de Bolsa, director of Argenclear S.A., vice chairman of Galicia Pension Fund Limited and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires. He has been alternate director of Grupo Financiero Galicia since April 2003, and was reelected for his current position in April 2006 and in April 2009. Mr. Gutierrez is Mr. Abel Ayerza’s nephew.
María Ofelia Hordeñana de Escasany: Mrs. Hordeñana de Escasany has held several positions in different subsidiaries of Banco Galicia. She is currently the chairman of the Fundación Banco de Galicia y Buenos Aires and Santamera S.A. She has been alternate director of Grupo Financiero Galicia since April 2000, and was reelected for her current position in April 2005 and in April 2008. Mrs. Hordeñana de Escasany is the mother of Mr. Eduardo Escasany and the grandmother of Mr. Silvestre Vila Moret.
Sergio Grinenco: Mr. Grinenco obtained a degree in economics at the Universidad Católica Argentina and a master’s degree in business administration from Babson College in Wellesley, Massachusetts. He has been associated with the Bank since 1977. He was elected as an alternate director of the Bank in September 2001 and as the vice chairman in April 2003, a position he currently holds after being reelected in April 2006 and in April 2009. Mr. Grinenco is also the chairman of Galicia Factoring y Leasing S.A., liquidator of Galicia Capital Markets S.A. (in liquidation) and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires.

Alejandro María Rojas Lagarde: Mr. Rojas obtained a degree in law at the Universidad de Buenos Aires. He has held a variety of positions at Banco Galicia since 1963. From 1965 to January 2000, he was responsible for the general counsel office of Banco Galicia. He was reelected for his current position in April 2005 and in April 2008. He is also a manager of Rojas Lagarde S.R.L., director of Santiago Salud S.A. and lifetime trustee of the Fundación Banco de Galicia y Buenos Aires.
Luis Sila Monsegur: Mr. Monsegur obtained a degree in national public accounting at the Universidad de Buenos Aires. He held a variety of positions at Banco Galicia from 1962 to 1992 and is an alternate trustee of the Fundación Banco de Galicia y Buenos Aires. He was reelected for his current position in April 2005 and in April 2008.
Our Board of Directors may consist of between three and nine permanent members. Currently our Board of Directors has nine members. In addition, the number of alternate directors-individuals who act in the temporary or permanent absence of a director-has been set at five. The directors and alternate directors are elected by the shareholders at our annual general shareholders’ meeting. Directors and alternate directors are elected for a three-year term.
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

According to the CNV rules, the Audit Committee is primarily responsible for (i) issuing a report on the Board of Directors’ proposals for the appointment of the independent auditors and the compensation for the Directors, (ii) issuing a report detailing the activities performed according to the CNV requirements, (iii) issuing the Audit Committee’s annual plan and implementing the plan each fiscal year, (iv) evaluating the external auditors’ independence, work plans and performance, (v) evaluating the plans and performance of the internal auditors, (vi) supervising the reliability of our internal control systems, including the accounting system, and of external reporting of financial or other information, (vii) following-up on the use of information policies on risk management at the company’s main subsidiaries, (viii) evaluating the reliability of the financial information to be filed with the CNV and the SEC, (ix) verifying compliance with the applicable conduct rules, and (x) issuing a report on related party transactions and disclosing any transaction where a conflict of interest exists with corporate governance bodies and controlling shareholders. The Audit Committee has access to all information and documentation that it requires and is broadly empowered to fulfill its duties. During 2008, the Audit Committee held eleven meetings.
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
Our Supervisory Committee
Our bylaws provide for a Supervisory Committee consisting of three members who are referred to as syndics (“syndics”) and three alternate members who are referred to as alternate syndics (“alternate syndics”). In accordance with the Corporations’ Law and our bylaws, the syndics and alternate syndics are responsible for ensuring that all of our actions are in accordance with applicable Argentine law. Syndics and alternate syndics are elected by the shareholders at the annual general shareholders’ meeting. Syndics and alternate syndics do not have management functions. Syndics are responsible for, among other things, preparing a report to shareholders analyzing our financial statements for each year and recommending to the shareholders whether to approve such financial statements. Alternate syndics act in the temporary or permanent absence of a syndic. Currently, there are three syndics and three alternate syndics. Syndics and alternate syndics are elected for a one-year term.
The following table shows the members of our Supervisory Committee. Each of our syndics was appointed at the ordinary shareholders’ meeting held on April 28, 2009.

		Principal	Current
Name	Position	Occupation	Term Ends
Norberto Corizzo	Syndic	Accountant	December 2009
Luis A. Díaz	Syndic	Accountant	December 2009
Adolfo Melián	Syndic	Lawyer	December 2009
Miguel Armando	Alternate Syndic	Lawyer	December 2009
Fernando Noetinger	Alternate Syndic	Lawyer	December 2009
Horacio Tedín	Alternate Syndic	Lawyer	December 2009
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

Luis Díaz: Mr. Díaz obtained a degree in national public accounting at the Universidad de Buenos Aires. He has provided services to the Bank since 1965, and was elected as a syndic of Banco Galicia at the shareholders meeting held on April 28, 2009. Additionally, he is a syndic for Tarjetas Regionales S.A., Tarjetas del Mar S.A., Galicia Factoring y Leasing S.A., Galicia Valores S.A. Sociedad de Bolsa, Galicia Warrants S.A., Galicia Capital Markets S.A. (in liquidation) and an alternate syndic for Tarjetas Cuyanas S.A. and Tarjeta Naranja S.A.
Adolfo Melián: Mr. Melián obtained a degree in law at the Universidad de Buenos Aires. He has been associated with the Bank since 1970. He served as counsel to the Bank’s Board of Directors until 1975. Mr. Melián is also a syndic of Banco Galicia, Sudamericana Holding S.A., Galicia Retiro Compañía de Seguros S.A., Galicia Seguros S.A., Galicia Warrants S.A., Galicia Valores S.A. Sociedad de Bolsa, Galicia Factoring y Leasing S.A., Galicia Capital Markets S.A. (in liquidation), Tarjetas Regionales S.A. and its subsidiaries, Santiago Salud S.A., GV Mandataria de Valores S.A. and Net Investment S.A., and alternate syndic of Sudamericana Asesores de Seguros S.A., among others. Mr. Melián is a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires.
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
Fernando Noetinger: Mr. Noetinger obtained a degree in law at the Universidad de Buenos Aires. He has been associated with the Bank since 1987. Mr. Noetinger is also an alternate syndic of EBA Holding S.A., Banco Galicia, Galicia Factoring y Leasing S.A., Galicia Retiro Compañía de Seguros S.A., Galicia Seguros S.A., Galicia Valores S.A. Sociedad de Bolsa, Galicia Capital Markets S.A. (in liquidation), Galicia Warrants S.A., Net Investment S.A., Santiago Salud S.A., Tarjetas Regionales S.A., Tarjetas del Mar S.A. and Sudamericana Holding S.A., among others.
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

Compensation of Our Directors
Compensation for the members of Grupo Financiero Galicia’s Board of Directors is considered by the shareholders at the shareholders’ meeting once the fiscal year has ended. Our independent directors are paid an annual fee based on the functions they carry out and they may receive partial advance payments during the year. A director who is an employee receives a fixed compensation and may receive a variable fee based on individual performance and has access to retirement insurance.
We do not pay fees to the members of our Board of Directors who are also members of the Board of Directors of the Bank. The ordinary shareholders’ meeting held on April 28, 2009 set the compensation for the Board of Directors at Ps. 1,485,700, which includes salaries, social benefits and fees for the fiscal year ending on December 31, 2008. For a description of the amounts to be paid to the Board of Directors of Banco Galicia, see “-Compensation of Banco Galicia’s Directors and Officers” below.
We do not maintain a stock-option, profit-sharing or pension plan for the benefit of our directors. In connection with the Bank’s foreign debt restructuring, we agreed to limit the amounts paid per fiscal year to the members of our Board of Directors and agreed not to make any payments to our management in excess of market compensation. See Item 10. “Additional Information-Material Contracts.”
We do not have a policy establishing any termination benefits for our directors.
Management of Grupo Financiero Galicia
Our organizational structure consists of a managing director who reports to the Board of Directors, and one manager who reports to the managing director: the financial and accounting manager.
The managing director’s main functions are to implement policies defined by our Board of Directors and to oversee the financial and accounting department and investor relations department. Our managing director is Mr. Pedro Richards, who was born on November 14, 1952.
The financial and accounting manager is mainly responsible for assessing current and potential investments and for planning and coordinating our administrative services and financial resources in order to ensure their proper management. In addition, such person is responsible for complying with the financial information reporting requirements set by several controlling bodies and is also responsible for providing information required for internal controls and budgeting. Our financial and accounting manager is Mr. José Luis Gentile, who was born on March 15, 1956.
The investor relations department is mainly responsible for planning, preparing, coordinating and controlling the financial information that is provided to the stock exchanges where our shares are listed, regulatory bodies and both domestic and international investors and analysts. Apart from reviewing the materials published by analysts, the department also follows-up on their opinions, as well as on those of shareholders and investors in general.

Our compensation policy, which is essentially the same as the policy followed by the companies that we control, consists of arranging salary levels in order of importance based on a system that describes and assesses job positions based on objective factors (the Hay System). The purpose of such system is to pay compensation that is similar to the compensation that is paid for a similar position in the domestic market. Managers and directors who are our or our controlled companies’ employees receive a fixed salary and may receive a bonus based on individual performance. This policy for compensation includes the possibility of having access to retirement insurance.
We do not maintain stock-option, profit-sharing or pension plans or any other retirement plans for the benefit of our managers.
Board of Directors of Banco Galicia
The ordinary shareholders’ meeting held on April 28, 2009, set the size of the Bank’s Board of Directors at nine members and five alternate directors. The following table sets out the members of the Bank’s Board of Directors as of April 28, 2009, all of whom are resident in Buenos Aires, Argentina, the position currently held by each of them, their dates of birth, their principal occupations, the dates of their appointment and on which their current terms will expire. The business address of the members of the Board of Directors is Tte. General J. D. Perón 407, (C1038AAI) Buenos Aires, Argentina.

		Date of	Principal	Member	Current
Name	Position	Birth	Occupation	Since	Term Ends

Antonio R. Garcés	Chairman of the Board	May 30, 1942	Banker	September 2001	December 2011
Sergio Grinenco	Vice Chairman and Chief Financial Officer	May 26, 1948	Banker	April 2003	December 2011
Enrique M. Garda Olaciregui	Secretary Director	April 29, 1946	Banker	April 2003	December 2010
Daniel A. Llambías	Director	February 8, 1947	Banker	September 2001	December 2009
Luis M. Ribaya	Director	July 17, 1952	Banker	September 2001	December 2010
Guillermo J. Pando	Director	October 23, 1948	Banker	April 2003	December 2010
Pablo Gutierrez	Director	December 9, 1959	Banker	April 2005	December 2011
Eduardo O. Del Piano (1)	Director	May 12, 1938	Accountant	April 2004	December 2009
Pablo M. Garat (1)	Director	January 12, 1953	Lawyer	April 2004	December 2009
Enrique García Pinto	Alternate Director	August 10, 1948	—	April 2009	December 2011
Raúl Héctor Seoane	Alternate Director	July 18, 1953	Banker	April 2005	December 2011
Juan C. Fossatti (2)	Alternate Director	September 11, 1955	Lawyer	June 2002	December 2011
Osvaldo H. Canova (2)	Alternate Director	December 8, 1934	Accountant	April 2004	December 2009
Julio P. Naveyra (2)	Alternate Director	March 24, 1941	Accountant	April 2004	December 2009

(1)	In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Messrs. Eduardo O. Del Piano and Pablo M. Garat are independent and were reelected at the ordinary shareholders’ meeting held on April 26, 2007. The Board of Directors’ meeting held on April 27, 2007 reelected them as members of the Audit Committee. Messrs. Del Piano and Garat are also independent directors in accordance with the Nasdaq rules.

(2)	In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Mr. Fossatti, Mr. Canova and Mr. Naveyra are independent alternate directors. They would replace the independent directors in case of vacancy. They are also independent directors in accordance with the Nasdaq rules.

The following are the biographies of the members of the Board of Directors of the Bank:
Antonio Roberto Garcés: See “-Our Board of Directors.”
Sergio Grinenco: See “-Our Board of Directors.”
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
Daniel Antonio Llambías: Mr. Llambías obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 1964. He was elected as an alternate director of the Bank in September 1997 and as a director in September 2001. Mr. Llambías is also the chairman of Sudamericana Holding S.A., Banelco S.A. and Banelsip S.A., the vice chairman of Visa Argentina S.A., the liquidator of Gal Mobiliaria S.A. de Ahorro para Fines Determinados (in liquidation), a director of Galicia Valores S.A. Sociedad de Bolsa, Tarjeta Naranja S.A., Tarjetas Regionales S.A., Tarjetas del Mar S.A., Tarjetas Cuyanas S.A. and Fincas de La Juanita S.A., as well as a member of the Supervisory Committee of Automóvil Club Argentino, and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires.
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
Guillermo Juan Pando: Mr. Pando has been associated with the Bank since 1969. He was first elected as an alternate director of the Bank in September 2001 until June 2002, and in April 2003 he was elected as a director. He is also the chairman of Tarjetas Regionales S.A., Galicia (Cayman) Ltd., Galicia Pension Fund Ltd. and Galicia Warrants S.A., a director of Galicia Factoring y Leasing S.A., Tarjetas del Mar S.A., Tarjeta Naranja S.A. and Distrocuyo S.A., the liquidator of Gal Mobiliaria S.A. Sociedad de Ahorro para Fines Determinados (in liquidation) and Galicia Capital Markets S.A. (in liquidation), an alternate director of Electrigal S.A. and an alternate trustee of Fundación Banco de Galicia y Buenos Aires.
Pablo Gutierrez: See “-Our Board of Directors.”
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
Enrique García Pinto: Mr. García Pinto has been associated with the Bank since 1970. Previous to such time he served at Nobleza Piccardo SAYCYF and Saturno Agropecuaria SCA. Mr. García Pinto was appointed as an alternate director of the Bank at the shareholders’ meeting held on April 28, 2009. He is also vice chairman of Galicia Internacional S.A.
Juan Carlos Fossatti: Mr. Fossatti obtained a degree in law from the Universidad de Buenos Aires. He has been associated with the Bank since June 2002, when he was elected as an independent alternate director at the annual general shareholders’ meeting. Mr. Fossatti is also the chairman of Tierras del Bermejo S.A. and of Tierras del Tigre S.A., an alternate director for Compañía Argentina de Comodoro de Rivadavia — Explotación de Petróleo S.A. and an advisor to Barlocher do Brazil S.A. (Sao Paulo — Brazil).
Osvaldo Héctor Canova: Mr. Canova obtained a degree in accounting at the Universidad de Buenos Aires. He has been associated with the Bank since April 2004 when he was elected as an independent alternate director. Mr. Canova has also been a member of Harteneck, López y Cía. (now Price Waterhouse & Co. S.R.L.) and Mcduliffe, Turquan Young. Mr. Canova is also President of Maynor S.A. and a syndic of Unilever S.A., Bagley Argentina S.A., Helket S.A., Sociedad Anónima Grasas Refinadas Argentinas Comercial e Industrial (SAGRA), Arisco S.A. and Novartis S.A., and a trustee of Fleni and Pent.
Julio Pedro Naveyra: Mr. Naveyra obtained a degree in accounting at the Universidad de Buenos Aires. He has been associated with the Bank since April 2004 when he was elected as an independent alternate director. Mr. Naveyra has also been a member of Harteneck, López y Cía. (now Price Waterhouse & Co. S.R.L.). He is also a syndic of S.A. La Nación, Supermercados Makro S.A., Sandoz S.A., Exxon Mobil S.A., Ford Motor Argentina S.R.L. and Ford Credit Argentina S.A., and a director of Gas Natural Ban S.A. and Grupo Concesionario del Oeste S.A.
Functions of the Board of Directors of Banco Galicia
The Bank’s Board of Directors may consist of three to nine permanent members. In addition, there can be one or more alternate directors who can act during the temporary or permanent absence of a director. As of the date of this annual report, seven directors and two alternate directors were engaged on a full time basis in the day-to-day operations of the Bank. Messrs. García Pinto, Fossatti, Del Piano, Garat, Canova and Naveyra are not employees of the Bank.
The Bank’s Board of Directors meets formally twice each week and informally on a daily basis. The Bank’s Board of Directors is responsible for all of the major decisions, including those relating to credit, the Bank’s securities portfolio, the design of the branch network and entering into new businesses.

Members of the Bank’s Board of Directors serve on the following committees:
Risk Management Committee: this committee is composed of seven directors, the manager of the Planning and Management Control Division, the Internal Audit manager and the Risk and Anti-Money Laundering Management Department manager. This committee is in charge of approving risk management strategies, policies, processes and procedures and the contingency plans thereof. It is also responsible for setting specific limits for the exposure to each risk and approving, when applicable, temporary excesses over said limits as well as being informed of each risk position and compliance with policies. The committee meets at least once every two months. The committee acts formally by written resolutions.
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
Financial Risk Policy Committee: this committee is made up of seven directors, the Retail Banking Division manager, the Treasury Division manager, the Distribution Division manager and the Risk and Anti-Money Laundering Management Department manager. It is responsible for analyzing the evolution of the Bank’s business from a financial point of view, in regard to fund raising and assets placement. Moreover, this committee is in charge of the follow up and control of liquidity, interest rate and currency mismatches. The committee meets at least once every fifteen days. The committee acts formally by written resolutions.
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
Audit Committee: in accordance with the requirements set forth by Argentine Central Bank rules, the Bank has an Audit Committee composed of two directors, one of which is an independent director, and the Internal Audit manager. In addition, in its capacity as a publicly listed company (in Argentina), the Bank must comply with the transparency regime for public companies set forth by Decree No. 677/01 and by the rules established by the CNV in its resolutions No. 400, 402 and supplementary regulations. In compliance with the CNV regulations, the Audit Committee is made up of three directors, two of which are independent directors.

Committee for the Control and Prevention of Money Laundering and Financing of Terrorist Activities: this committee is responsible for planning, coordinating and reviewing compliance with the policies for the prevention and control of money laundering and financing of terrorist activities established and agreed upon by the Board of Directors, based on current regulations. Furthermore, with respect to these matters the committee is in charge of the design of internal control and personnel training plans and compliance therewith by the internal audit. It is composed of four directors, the Corporate Services Division manager, the Wholesale Banking Division manager, the Distribution Division manager, the Risk and Anti-Money Laundering Management Department manager, the Organizational Development and Human Resources manager, the Internal Audit manager, a representative of the Syndics Committee, and the head of the Anti-Money Laundering Unit. The Anti-Money Laundering Unit reports directly to the Board of Directors. In addition, in accordance with the regulations set forth by the Argentine Central Bank, Director Mr. Enrique M. Garda Olaciregui was appointed the Bank’s officer responsible for the control and prevention of money laundering and financing of terrorist activities, and Director Mr. Pablo Gutierrez, was appointed as the official in charge of financial intermediation transactions. The committee is scheduled to meet at least once every two months and its resolutions must be registered in a minutes book bearing folios and seals. In December 2007, Dr. Garda Olaciregui obtained the degree of Certified Specialist in Money Laundering, from the Association of Certified Specialists in Money Laundering.
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
Human Resources Committee: this committee is in charge of the appointment and assignment of personnel, transfers, rotation and development of personnel and headcount. This committee works at two levels: (i) the Restricted Human Resources Committee, composed of the Organizational Development and Human Resources manager, the Personnel Administration manager, and the Human Resources advisor and the Department manager of the corresponding area, deals with the issues of personnel included in the 1 to 6 salary levels, is scheduled to meet at least every two weeks and acts formally by written resolutions, and (ii) the Human Resources Committee, composed of directors, managers of the corresponding areas and the Organizational Development and Human Resources manager, deals with the issues of personnel included in salary levels 7, 8 and 9, and which, in the case of issues related to personnel included in levels 10 and above, submits its recommendations to the Board of Directors. The committee meets whenever there are issues that require consideration, and acts with a quorum of at least one director. The committee acts formally by written resolutions.
Assets and Liabilities Committee (Alco): this committee is in charge of analyzing and making recommendations to the business divisions in connection with the management of interest rate, currency and maturity mismatches, with the goal of maximizing financial and foreign-exchange results within acceptable parameters of risk and capital use. This committee is also responsible for suggesting changes to these parameters, if necessary, to the Board of Directors. Four directors, the manager of the Planning and Management Control Division (this Division being the Funding Unit manager), the Wholesale Banking Division manager, the Retail Banking Division manager, and the Treasury Division manager are members of this committee. This committee appointed a permanent staff composed of the Credit Division manager, and the managers of the following departments: Risk and Anti-Money Laundering, Planning and Control, Asset Management, Financial Operations, and Financial Analysis and Planning. The committee meets once every two weeks. Its meetings are recorded in minutes signed by two members of the committee.

Customer Assistance Committee: this committee is in charge of the general supervision of the activities related to the attention, follow-up and resolution of customer complaints. The committee establishes the standards for customer service, with the purpose of implementing improvements to minimize the number of complaints and shorten response times. This committee is composed of two directors and the division and department managers and other officers whose participation is deemed relevant in connection with the agenda. The committee is scheduled to meet at least once every two months. The committee acts formally by written resolutions. It is composed of two directors and the head of the Customer Contact Center and of Galicia Responde.
Periodically, the Board of Directors is informed of the actions taken by the committees, which are recorded in minutes.
Banco Galicia’s Executive Officers
The following divisions report to the Bank’s Board of Directors:

Division	Manager
Wholesale Banking	To be appointed
Retail Banking	Daniel A. Llambías (in charge)
Treasury	To be appointed
Distribution	Juan Sarquís
Credit	Juan Carlos L’Afflitto
Corporative Services	Miguel Angel Peña
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
Treasury: this Division is responsible for planning and managing the correct use of financial resources and providing the appropriate funding for the Bank’s businesses, and for establishing and applying the Bank’s deposit-raising and funding policies within the parameters established by the Bank’s risk policies. It also manages short-term funds and the Bank’s investment portfolio, ensuring the correct execution of transactions. The following departments report to this Division: Financial Analysis and Planning, Asset Management, Financial Operations, and International Banking and Financing Relations.

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
Corporate Services: this Division is responsible for providing logistical support for all the organization’s operations. The following departments report to this Division: IT, Operations, Administrative Services and Organization.
Distribution: this Division is in charge of the coordination of the different channels focused on each of the customer segments as well as the coordination of the marketing and distribution of the different products and services offered by the Bank. Two regional branch supervision departments and the Alternative Channels Department report to the Distribution Division.
In addition, the Legal Counsel, Planning and Management Control, Internal Audit, Organizational Development and Human Resources, Institutional Affairs, the Chief Economist and the Anti-Money Laundering Unit offices report to the Board of Directors. Messrs. Enrique M. Garda Olaciregui, Raúl H. Seoane, Omar Severini, Enrique C. Behrends, Diego F. Videla, Nicolás Dujovne and Claudia Estecho are in charge of the aforementioned offices, respectively.
The following are the biographies of the Bank’s senior executive officers mentioned above and not provided in the sections “-Board of Directors of Banco Galicia” or “-Our Board of Directors” above.
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
Omar Severini: Mr. Severini was born on July 30, 1958. He obtained a degree in national public accounting from the Universidad de Belgrano. He has been associated with the Bank since 1978.
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
Nicolás Dujovne: Mr. Dujovne was born on May 18, 1967. He received a degree in economics at the Universidad de Buenos Aires and a master’s degree in Economics at the Universidad Torcuato Di Tella. He has been associated with the Bank since 1997. Prior to such time, he worked at Citibank Argentina, Alpha and Macroeconómica. In 1998, he served as the chief of advisors to the Secretary of the Argentine Treasury and, in 2000, as the representative of the Ministry of Economy at the Argentine Central Bank’s board of directors. He also worked as a consultant for The World Bank. In 2001 he returned to the Bank as the Chief Economist.
Banco Galicia’s Supervisory Committee
Banco Galicia’s bylaws provide for a Supervisory Committee consisting of three syndics and three alternate syndics. Pursuant to Argentine law and to the provisions of the Bank’s bylaws, the Bank’s syndics and alternate syndics are responsible of ensuring that all of the Bank’s actions are in accordance with applicable Argentine law. Syndics and alternate syndics do not participate in business management and cannot have managerial functions of any type. Syndics are responsible for, among other things, the preparation of a report to the shareholders analyzing the Bank’s financial statements for each year and the recommendation to the shareholders as to whether to approve such financial statements. Syndics and alternate syndics are elected at the ordinary shareholders’ meeting for a one-year term and they can be reelected. Alternate syndics act in the temporary or permanent absence of a syndic.
The table below shows the composition of Banco Galicia’s Supervisory Committee as they were reelected by the annual shareholders’ meeting held on April 28, 2009.

	Year of		Principal	Current
Name	Appointment	Position	Occupation	Term Ends
Adolfo H. Melián	2008	Syndic	Lawyer	December 31, 2009
Norberto D. Corizzo	2008	Syndic	Accountant	December 31, 2009
Luis A. Díaz	2009	Syndic	Accountant	December 31, 2009
Fernando Noetinger	2008	Alternate Syndic	Lawyer	December 31, 2009
Miguel N. Armando	2008	Alternate Syndic	Lawyer	December 31, 2009
Ricardo A. Bertoglio	2008	Alternate Syndic	Accountant	December 31, 2009
For the biographies of Messrs. Adolfo H. Melián, Norberto D. Corizzo, Luis A. Díaz, Fernando Noetinger and Miguel N. Armando, see “-Our Supervisory Committee”.
Ricardo Adolfo Bertoglio: Mr. Bertoglio obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 2002. He was elected as a syndic in June 2002 and served as a syndic until April 2006, at which time he was elected as an alternate syndic. Mr. Bertoglio is also the president of Plasmer S.A.

Compensation of Banco Galicia’s Directors and Officers
The Bank’s Bylaws set forth that the shareholders’ meeting can establish that an incentive compensation be paid to the Board of Directors, when applicable, in the amount approved at the shareholders’ meeting. Such amount cannot exceed six percent (6%) of the Bank’s net income before income tax or any other tax that may replace it.
Article 25, section 2, of the Bank’s Bylaws establishes that among the powers and duties of the Board of Directors, the Board may determine, whenever it is deemed desirable for corporate interests, whether its members shall perform technical or administrative duties within the Company and receive remuneration for such activities, with such remuneration having to be reported at the shareholders’ meeting. In such cases, compensation for the relevant Directors set by the shareholders’ meeting shall be charged to general expenses.
The Bank’s Board of Directors establishes the policy for compensation of the Bank’s personnel. The Bank’s managers receive a fixed compensation and they may receive a variable compensation, based on their performance. Seven directors and an alternate director are employees of the Bank and, therefore, receive a fixed compensation and may also receive a variable compensation based on their performance, provided that these additional payments do not exceed the standard levels of similar entities in the Argentine financial market, a provision that is applicable to managers as well. The compensation regime includes the possibility of acquiring a retirement insurance policy. The Bank does not maintain stock-option plans or pension plans or any other retirement plans for the benefit of its directors and managers. The Bank does not have a policy establishing any termination benefit for its directors.
The compensation of the Board of Directors must be approved by the shareholders’ meeting after the end of the fiscal year.
For fiscal year 2008, the Bank’s ordinary shareholders’ meeting held on April 28, 2009, approved remuneration for the Bank’s Board of Directors in the total amount of Ps. 20.2 million, which includes the following:
•	total compensation, including salaries, variable compensation and other related concepts for the directors that are also employees and for executive and supervision functions they perform, and
•	compensation for the independent directors.
During 2008, provisions were established to cover the variable compensation of the Bank’s Board of Directors and managers for the fiscal year. In January 2008, the Bank’s Board of Directors decided to pay the variable compensation corresponding to fiscal year 2007, based on the compensation for similar or equivalent positions in the market, in recognition of the performance and professional development of the respective beneficiaries during said fiscal year. The corresponding amount was funded with reserves established during said fiscal year. In January 2009, the Bank’s Board of Directors decided to pay a variable compensation to certain Bank employees for the fiscal year 2008, based on the compensation for similar or equal job positions in the labor market, in recognition of the performance and professional development of the respective beneficiaries during fiscal year 2008. The corresponding amount was funded with reserves established during said fiscal year. The Bank’s senior managers, excluding directors that are employees of the Bank, received compensation of Ps. 8.71 million for fiscal year 2008 and compensation of Ps. 8.2 million for fiscal year 2007. These amounts include fixed and variable compensations.

Employees
The following table shows the composition of our staff:

	As of December 31,
	2008	2007	2006
Grupo Financiero Galicia S.A.	9	10	8
Banco de Galicia y Buenos Aires S.A.	5,324	5,164	4,676
Branches	2,888	2,604	2,414
Head Office	2,436	2,560	2,262
Galicia Uruguay	10	13	13
Regional Credit-Card Companies	3,898	3,769	3,174
Sudamericana Consolidated	105	96	91
Other Subsidiaries	62	51	46

Total	9,408	9,103	8,008

Within the current legal framework, membership in an employee union is voluntary and there is only one union of bank employees with national representation. As of December 31, 2008, approximately 9.6% of the Bank’s employees were affiliated with the national bank employee union. The employees of the regional credit card companies are affiliated with the national commerce employee union, in a percentage that ranged from 2.8% to 7.2%, depending on the company, as of December 31, 2008. During the first four months of 2008 and 2007, and during the first quarter of 2006, the bank employee union and the national commerce employee union renegotiated their respective collective labor agreements in order to establish new minimum wages. As a result, between March and April of each year, salary increases were granted. Banco Galicia has not experienced a strike by its employees since 1973 and the regional credit card companies have not experienced any strike event. We believe that our relationship with our employees has developed within normal and satisfactory parameters.
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
The Fundación Banco de Galicia y Buenos Aires (the “Fundación”) is an Argentine non-profit organization that provides various services to Banco Galicia employees. The various activities of the Fundación include, among others, managing the medical services of Banco Galicia employees and their families, purchasing school materials for the children of Banco Galicia’s employees and making donations to hospitals and other charitable causes, including cultural events. The Fundación is managed by a Council, certain members and alternate members of which are members of our Board of Directors and supervisory committee. Members and alternate members of the Council do not receive remuneration for their services as trustees.

Nasdaq Corporate Governance Standards
Pursuant to Nasdaq Marketplace Rule 4350(a), a foreign private issuer may follow home country corporate governance practices in lieu of the requirements of Rule 4350, provided that the foreign private issuer complies with certain mandatory sections of Rule 4350, discloses each requirement of Rule 4350 that it does not follow and describes the home relevant country practice followed in lieu of such requirement. The requirements of Rule 4350 and the Argentine corporate governance practice that we follow in lieu thereof are described below:
(i)	Rule 4350 (b) (1) (A) — Distribution of Annual and Interim Reports. In lieu of the requirements of Rule 4350 (b) (1) (A), we follow Argentine law, which requires that companies make public a Spanish language annual report, including annual audited consolidated financial statements, by filing such annual report with the CNV and the BASE, within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the CNV and the BASE within 42 calendar days of the end of each fiscal quarter. The BASE publishes the annual reports and interim reports in the BASE bulletin and makes the bulletin available for inspection at its offices. In addition, our shareholders can receive copies of our annual reports and any interim reports upon such shareholders’ request. English language translations of our annual reports and interim reports are furnished to the SEC. We also post the English language translation of our annual reports and quarterly press releases on our website. Furthermore, under the terms of the Second Amended and Restated Deposit Agreement, dated as of June 22, 2000, among us, The Bank of New York, as depositary, and owners of ADSs issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of our annual reports and each of our quarterly press releases. Annual reports and quarterly press releases are available for inspection by ADR holders at the offices of The Bank of New York located at, 101 Barclay Street, 22nd Floor, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to the shareholders, at the company’s executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report), as well as proposals of the company’s board of directors.
(ii)	Rule 4350 (c) (1) — Majority of Independent Directors. In lieu of the requirements of Rule 4350 (c) (1), we follow Argentine law, which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina such as us must have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the CNV. In addition, because we are a “controlled company” as defined in Rule 4350 (c) (5), we are relying on the exemption provided thereby for purposes of complying with Rule 4350 (c) (1).

(iii)	Rule 4350 (c) (2) — Executive Sessions of the Board of Directors. In lieu of the requirements of Rule 4350 (c) (2), we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our Board of Directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the board of directors may approve the delegation of specific responsibilities to designated directors or non-director managers of the company. Also, it is mandatory for public companies to form a supervisory committee (composed of syndics), which is responsible for monitoring the legality of the company’s actions under Argentine law and the conformity thereof with its by-laws. Finally, our audit committee has regularly scheduled meetings and, as such, such meetings will serve a substantially similar purpose as executive sessions.
(iv)	Rule 4350 (c) (3) — Compensation of Officers. In lieu of the requirements of Rule 4350 (c) (3), we follow Argentine law, which does not require companies to form a compensation committee comprised solely of independent directors. It also is not required in Argentine law that the compensation of the chief executive officer and all other executive officers be determined by either a majority of the independent directors or a compensation committee comprised solely of independent directors. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the chief executive officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for directors or managers of the company. Finally, because we are a “controlled company” as defined in Rule 4350 (c) (5), we are relying on the exemption provided thereby for purposes of complying with Rule 4350 (c) (3).
(v)	Rule 4350(c)(4) — Nomination of Directors. In lieu of the requirements of Rule 4350 (c) (4), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation. In addition, because we are a “controlled company” as defined in Rule 4350 (c) (5), we are relying on the exemption provided thereby for purposes of complying with Rule 4350 (c) (4).
(vi)	Rule 4350 (d) (1) — Audit Committee Charter. In lieu of the requirements of Rule 4350 (d) (1), we follow Argentine law, which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare a proposed plan or course of action with respect to those matters, which are the responsibility of the company’s audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee charter.
(vii)	Rule 4350 (d) (2) — Audit Committee Composition. Argentine law does not require, and it is equally not customary business practice in Argentina, that companies have an audit committee comprised solely of independent directors. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, we have a three member audit committee comprised of entirely independent directors, as independence is defined in Rule 10 (A)-3 (b) (1), one of which the Board of Directors has determined to be an audit committee financial expert. In addition, we have a supervisory committee (“comisión fiscalizadora”) composed of three syndics, which are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our by-laws.

(viii)	Rule 4350 (f) — Quorum. In lieu of the requirements of Rule 4350 (f), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and require, in connection with ordinary meetings, that a quorum consist of a majority of stock entitled to vote. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, constitute a quorum and resolutions may be adopted by an absolute majority of the votes present. Argentine law and our bylaws require, in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called which may be held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, a change in our domicile to outside of Argentina, total or partial recapitalization of our statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote).
(ix)	Rule 4350 (g) — Solicitation of Proxies. In lieu of the requirements of Rule 4350 (g), we follow Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely circulated newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores S.A. (“Caja de Valores”) up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the surveillance committee (“consejo de vigilancia”), manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADR holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.
(x)	Rule 4350 (h) — Conflicts of Interest. In lieu of the requirements of Rule 4350 (h), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet, so long as the relevant transaction exceeds the equivalent of three hundred thousand Argentine Pesos (Ps. 300,000). Directors can contract with the corporation only on terms consistent with prevailing market terms. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholder’s vote, such shareholder may be liable to the company for damages and the resolution may be declared void.
Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

Share Ownership
For information on the share ownership of our directors and executive officers as of December 31, 2008, see Item 7. “Major Shareholders and Related Party Transactions-Major Shareholders.”
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
As of March 31, 2009, our capital structure was made up of class A shares, each of which is entitled to five votes and class B shares, each of which is entitled to one vote. As of March 31, 2009, we had 1,241,407,017 shares outstanding composed of 281,221,650 class A shares and 960,185,367 class B shares (320,454,370 of which were evidenced by 32,045,437 ADSs).
Our controlling shareholders are members of the Escasany, Ayerza and Braun families and the Fundación. As of March 31, 2009, the controlling shareholders owned 100% of our class A shares, through EBA Holding, which in turn owns 22.7% of our total outstanding shares, and 9.2% of our class B shares.
Based on information that is available to us, the table below sets forth, as of March 31, 2009, the number of our class A and class B shares held by holders of more than 5% of each class of shares, the percentage of each class of shares held by such holder, and the percentage of votes that each class of shares represent as a percentage of our total possible votes.
Class A Shares

Name	Class A Shares	% of Class A Shares	% of Total Votes

EBA Holding S.A.	281,221,650 class A shares	100	59.4
Class B Shares

Name	Class B Shares	% of Class B Shares	% of Total Votes
The Bank of New York (1)	320,454,370 class B shares	33.4	13.5
ANSES (2)	253,609,737 class B shares	26.4	10.7
EBA Holding Shareholders (3)	113,939,764 class B shares	11.9	4.8
Banco Santander (4)	82,741,540 class B shares	8.6	3.5

(1)	Pursuant to the requirements of Argentine law, all class B shares represented by ADSs are owned of record by The Bank of New York, as Depositary. The address for the Bank of New York is 101 Barclay Street, 22nd Floor, New York 10286, and the country of organization is the United States. Includes the holdings of Banco Santander Central Hispano.

(2)	ANSES’ holding is obtained through information supplied by Caja de Valores and information gathered from the ANSES. Said holding includes 64,204,420 shares in ADS.

(3)	No member holds more than 2.0% of the capital stock. Said holding includes 12,876,220 shares in the form of ADS.

(4)	Information is based on a Schedule 13 G filed by Banco Santander dated February 16, 2001. However, we have confirmed the amount with information provided by third party companies. The address for Banco Santander is Plaza de Canalejas 28014, Madrid, Spain, and the country of organization is the Kingdom of Spain. The holding is in ADRs.

Based on information that is available to us, the table below sets forth, as of March 31, 2009, the shareholders that either directly or indirectly have more than 5% of our votes or shares.

Name	Shares	% of Shares	% of Total Votes
The Bank of New York	320,454,370 class B shares	25.8	13.5
EBA Holding S.A.	281,221,650 class A shares	22.7	59.4
ANSES	253,609,737 class B shares	20.4	10.7
EBA Holding Shareholders	113,939,764 class B shares	9.2	4.8
Banco Santander	82,741,540 class B shares	6.7	3.5
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
As of March 31, 2008, we had 49 identified United States record shareholders (not considering The Bank of New York), of which 26 held our class B shares and 23 held our ADSs. Such United States holders, in the aggregate, held approximately 55.2 million of our class B shares, representing approximately 4.5% of our total outstanding capital stock as of said date.

Related Party Transactions
Other than as set forth below, Grupo Financiero Galicia and its non-banking subsidiaries are not a party to any transactions with, and have not made any loans to any (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by Grupo Financiero Galicia or its non-banking subsidiaries, (ii) associates (i.e. an unconsolidated enterprise in which Grupo Financiero Galicia or its non-banking subsidiaries has a significant influence or which has significant influence over Grupo Financiero Galicia or its non-banking subsidiaries), (iii) individuals owning, directly or indirectly, an interest in the voting power of Grupo Financiero Galicia or its non-banking subsidiaries that gives them significant influence over Grupo Financiero Galicia or its non-banking subsidiaries, as applicable, and close members of any such individual’s family (i.e. those family members that may be expected to influence, or be influenced by, that person in their dealings with Grupo Financiero Galicia or its non-banking subsidiaries, as applicable), (iv) key management personnel (i.e. persons that have authority and responsibility for planning, directing and controlling the activities of Grupo Financiero Galicia or its non-banking subsidiaries, including directors and senior management of companies and close members of such individual’s family) or (v) enterprises in which a substantial interest is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such a person is able to exercise significant influence nor are there any proposed transactions with such persons. For purposes of this paragraph, this includes enterprises owned by directors or major shareholders of Grupo Financiero Galicia or its non-banking subsidiaries that have a member of key management in common with Grupo Financiero Galicia or its non-banking subsidiaries, as applicable. In addition, “significant influence” means the power to participate in the financial and operating policy decisions of the enterprise but means less than control. Shareholders beneficially owning a 10% interest in the voting power of Grupo Financiero Galicia or its non-banking subsidiaries are presumed to have a significant influence on Grupo Financiero Galicia or its non-banking subsidiaries, as applicable.
Grupo Financiero Galicia has granted working capital loans to the following entities that it directly or indirectly controls:

					Outstanding amount
Entity	Granted in	Rate	Original Amount		December 31, 2008		April 30, 2009
		%	(in millions of Pesos)
Net Investment S.A.	Nov/Dec 2008	0.0	Ps.	0.20	Ps.	0.20	Ps.	0.20
GV Mandataria de Valores S.A.	Nov/Dec 2008	0.0	Ps.	0.57	Ps.	0.57	Ps.	0.57
Some of our directors and the directors of the Bank have been involved in certain credit transactions with the Bank as permitted by Argentine law. The Corporations’ Law and the Argentine Central Bank’s regulations allow directors of a limited liability company to enter into a transaction with such company if such transaction follows prevailing market conditions. Additionally, a bank’s total financial exposure to related individuals or legal entities is subject to the regulations of the Argentine Central Bank. Such regulations set limits on the amount of financial exposure that can be extended by a bank to affiliates based on, among other things, a percentage of a bank’s RPC. See Item 4. “Information on the Company-Argentine Banking Regulation-Lending Limits”.

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
In this section “total financial exposure” comprises equity interests and financial assistance (all credit related items such as loans, holdings of corporate debt securities without quotation, guarantees granted and unused balances of loans granted, among others), as this term is defined in “Item 4. Information on the Company-Argentine Banking Regulation-Lending Limits”.
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
The following table presents the aggregate amounts of total financial exposure of the Bank to related parties, the number of recipients, the average amounts and the single largest exposures as of the end of the three fiscal years ended December 31, 2008 and as of April 30, 2009, the last date for which information is available.

	April 30, 2009		December 31, 2008		December 31, 2007		December 31, 2006
	In millions of Pesos, except as noted
Aggregate Total Financial Exposure	Ps.	52.8	Ps.	74.9	Ps.	40.8	Ps.	19.3
Number of Recipient Related Parties		218		221		207		205
Individuals		170		174		168		163
Companies		48		47		39		42
Average Total Financial Exposure	Ps.	0.2	Ps.	0.3	Ps.	0.2	Ps.	0.1
Single Largest Exposure	Ps.	8.8	Ps.	30.5	Ps.	11.6	Ps.	3.6
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
The Bank and Grupo Financiero Galicia have executed a trademark license agreement under which the Bank has authorized Grupo Financiero Galicia to use the word “Galicia” in our corporate name and has authorized our direct or indirect subsidiaries, other than those of the Bank, to use in their corporate names the Bank’s registered trademarks, including the word “Galicia,” in marketing their products and services. The trademark license agreement has a 10-year term, ending in June 2010, and provides for the payment of an annual royalty that amounted to Ps. 1.1 million in 2008.

Item 8. Financial Information
We have elected to provide the financial information set forth in Item 18 of this annual report.
Legal Proceedings
We are a party to the following legal proceedings:
Theseus S.A. and Lagarcué S.A., two minority shareholders of Banco Galicia, have initiated legal proceedings against Banco Galicia and Grupo Financiero Galicia (“Theseus S.A. y otra c/ Banco de Galicia y Buenos Aires S.A. y Grupo Financiero Galicia S.A. s/ Ordinario”). The proceeding’s purpose is to have the court “declare null the corporate legal action done by Grupo Financiero Galicia with the cooperation of Banco Galicia pursuant to which there was an exchange of class B shares of Banco Galicia for class B shares of Grupo Financiero Galicia.” Banco Galicia and Grupo Financiero Galicia have answered the claim, arguing in defense that the transaction was done under applicable legal terms and, among other things, that there was not one action of exchange of shares but rather as many legal actions (exchange agreements) as there were shareholders who tendered their Banco Galicia’s shares to receive Grupo Financiero Galicia’s shares (i.e., 3,172 legal actions). Therefore, in order to nullify all of the exchange agreements, it would be necessary that every single person who tendered shares be named in the lawsuit, not just Banco Galicia and Grupo Financiero Galicia. The material effect that the lawsuit could have, if it were successful, which is considered unlikely, is not assessed in monetary terms, since such effects are not indicated in the lawsuit. Currently, this lawsuit is in the discovery stage. Grupo Financiero Galicia considers that the result of this lawsuit is unlikely to produce a significant adverse effect on its financial condition.
On January 18, 2007, Grupo Financiero Galicia, Banco Galicia and their respective directors and syndics were notified of the CNV Resolution No. 15,557, dated as of January 11, 2007 (hereinafter, the “Resolution”), pursuant to which the CNV resolved to begin an investigation proceeding against all of the above-mentioned institutions and persons with respect to potential violations of various regulations relating to the wrong use of inside information and the possible insufficient disclosure of information. This is related to trading operations of the Notes due 2014 and the Notes due 2019 in the market carried out by Grupo Financiero Galicia and issued by the Bank as part of its foreign debt restructuring. Such institutions and persons presented their respective defenses, after which it was decided to commence an evidentiary period. After the evidentiary period ended in August 2007, the case was handed over to the CNV Board so that they would pass a final resolution on the matter. Grupo Financiero Galicia and the Bank believe that the proceeding has no factual support and that all the actions related to the matter were performed according to applicable laws and regulations. The aforementioned CNV’s regulation is available at www.cnv.gov.ar.
Banco Galicia
In response to certain pending legal proceedings, the Bank has made allowances to cover (i) various types of claims filed by customers against it (e.g., claims for thefts from safe deposit boxes, collections of checks that had been fraudulently altered, discrepancies related to deposit and payment services rendered to the Bank’s customers, etc.) and (ii) estimated amounts payable under labor-related lawsuits filed against Banco Galicia by former employees.
In connection with the application by financial institutions of emergency measures implemented by the Executive Branch of the Government during and in respect of the 2001-2002 crisis, which mandated the pesification of deposits originally denominated in US Dollars and the restructuring of such deposits, in 2002 individuals and institutions initiated a significant number of legal actions known as amparo claims against financial institutions, including the Bank, on the basis that these measures violated their constitutional and other rights. These legal actions have resulted in losses for financial institutions, including the Bank, as a result of court orders mandating the reimbursement of restructured deposits at values greater than those established by the emergency measures. The Argentine Central Bank issued regulations allowing for the deferral and amortization of such related losses, while the Government did not provide for any compensation for such losses to the financial institutions and the Argentine Supreme Court has issued rulings in several particular cases related to deposit pesification with different implications. The Bank has repeatedly reserved its right to make claims, at a suitable time, in view of the negative effect caused on its financial condition by the reimbursement of deposits originally denominated in US Dollars, pursuant to orders issued by the Judicial Branch, either in US Dollars or in Pesos for the equivalent amount at the market exchange rate, since compensation for this effect was not included by the Government in the calculation of the compensation to financial institutions. The method of accounting for such right as a deferred loss, set forth by the Argentine Central Bank regulations, does not affect its existence or legitimacy. To such effect, the corresponding reservation of rights has been made. Dated on December 30, 2003, the Bank formally requested from the National Executive Branch, with a copy to the Ministry of Economy and Production (“MECON”) and to the Argentine Central Bank, the payment of due compensation for the losses incurred into by the Bank generated by the “asymmetric pesification” and especially for the negative effect on its financial condition caused by court decisions. The Bank has reserved its right to further extend such request in order to encompass losses made definitive by new final judgments.

As of the date of this annual report, provincial tax collection authorities as well as tax collection authorities from the Autonomous City of Buenos Aires, are in the process (in different degrees of completion) of conducting audits related to turnover taxes corresponding to fiscal year 2002, mainly related to the Compensatory Bond. The Bank has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings. These proceedings and their possible effects are constantly being monitored by the management of the Bank. Even though the foregoing has not been finally resolved yet, the Bank believes it has complied with its tax liabilities in full pursuant to current regulations.
Finally, it must be mentioned that Banco Galicia, its Directors and Syndics are also subject to the investigation proceeding initiated by the CNV last January 18, 2007 with respect to potential violations of various regulations relating to the possible wrong use of inside information and the possible insufficient disclosure of information. In addition, Theseus S.A. and Lagarcué S.A., two minority shareholders of Banco Galicia, have initiated legal proceedings against Banco Galicia requesting that the court “declare null the corporate legal action done by Grupo Financiero Galicia with the cooperation of Banco Galicia pursuant to which there was an exchange of class B shares of Banco Galicia for class B shares of Grupo Financiero Galicia.” For more information on these two proceedings, see “-Legal Proceedings-Grupo Financiero Galicia” in this section.
Regional Credit Card Companies
As of the date of this annual report, the Argentine Revenue Service (AFIP), the Revenue Board of the Province of Córdoba and the municipalities of the cities of Mendoza and San Luis are in the process of conducting audits. Said bodies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.’s subsidiaries. Based on the opinions of their tax advisors, these companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law. Therefore, both companies are taking the corresponding administrative and legal steps in order to resolve such issues.
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

At the close of the fiscal year ended December 31, 2008, the Bank’s capital, non-capitalized contributions, profit reserves, adjustments to Shareholders’ Equity and retained earnings (not including the fiscal year’s net income) totaled Ps. 1,759.4 million. The Bank’s net income for fiscal year 2008 amounted to Ps. 195.3 million. In addition to the retained earnings at the previous fiscal year end, of Ps. 3.7 million, the Bank’s total retained earnings amounted to Ps. 199.0 million. Taking into consideration the Argentine Central Bank rules regarding the distribution of profits, as explained above, the Bank’s Board of Directors proposed at the shareholders’ meeting held on April 28, 2009, and such shareholders’ meeting approved, the following distribution of earnings:

In millions of Pesos
To Legal Reserve	39.0
To Next Fiscal Year	160.0
As of December 31, 2008, the applicable adjustments to the Bank’s retained earnings were the following: (i) Ps. 2,520.9 million, for the positive difference between the book value and the market value of public-sector assets and/or debt instruments issued by the Argentine Central Bank not marked-to-market, and Ps. 316.9 million for deferred losses in connection with lawsuits related to deposits (amparo claims).
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
Dividends
Grupo Financiero Galicia is a holding company; thus dividends or other intercompany transfers from its subsidiaries, primarily Banco Galicia, are the main source of cash available to pay dividends on its shares. Therefore, Grupo Financiero Galicia’s ability to pay dividends in the future is dependent, primarily, on (1) its net income (on a consolidated basis), (2) the availability of cash and (iii) applicable legal requirements.
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
In light of the restrictions on Banco Galicia’s ability to make distributions and the international and domestic economic situation, Grupo Financiero Galicia’s current policy is to retain its earnings to pay for its operating expenses and to support the growth of Grupo Financiero Galicia’s businesses.

Significant Changes
Grupo Financiero Galicia
On January 7, 2009, Grupo Financiero Galicia paid in advance, through a single and final payment of US$ 39.1 million, the remaining balance of the loan entered into with Merrill Lynch International. In order to make the abovementioned prepayment, the Company used its own funds plus funds from a 180-day loan entered into with Sudamericana on January 6, 2009 for the amount of Ps. 97 million.
On March 9, 2009 Grupo Financiero Galicia’s shareholders, at their ordinary shareholders meeting, approved the creation of a Negotiable Obligation Program for up to US$ 60 million. The CNV approved said program on April 29, 2009, and, on May 9, 2009, also approved a pricing supplement for the offering of negotiable obligations for up to US$ 45 million. See Item 5.A. “Operating Results-Funding-Debt Programs.”
On June 4, 2009, Grupo Financiero Galicia issued two bonds amounting to US$ 45 million: (i) US$ 34.4 million of non-interest bearing bonds due on May 30, 2010, these bonds were issued at a price of 92.68/100 and their yield will be 8%, and (ii) US$ 10.6 million of bonds with a 12.5% coupon, due on May 25, 2011, these bonds were issued at a price of 103.48/100 and their yield will be 10.5%. Interest on the bonds noted in (ii) is payable semiannually.
With the proceeds of said bonds, Grupo Financiero Galicia cancelled the bridge loan that it had entered with Sudamericana on January 6, 2009.
Banco Galicia
During January 2009, the Government offered a public debt swap, including Secured Loans set forth in Decree No. 1387/01 and other debt securities. Banco Galicia took part in an exchange of National Secured Loans (“Vencimiemto 2009-7%, Bono Pagaré G+580 Mega (tasa fija)”), for other public-sector assets and instruments at market prices, with no adverse effects on the Bank’s financial condition.
During the first quarter of fiscal year 2009, the Bank cancelled in advance US$ 30.0 million of face value of its negotiable obligations due in 2014, acquired at market prices. After this transaction, the outstanding principal amount of negotiable obligations due in 2014 is US$ 260.0 million of face value.

On May 15, 2009 Banco Galicia Uruguay cancelled in advance the remaining outstanding balance of its restructured debt, the original due date of which was in September 2011, for a principal amount of US$ 27.3 million.
On June 2, 2009, the Bank announced that it had entered into an agreement with AIG to purchase 80% of AIG’s shares in its consumer finance operations in Argentina, consisting of CFA, CyS and UPC in a transaction that involved the sale of all the shares of the mentioned companies to Banco Galicia along with other third parties, for an amount of Ps. 133.2 million. The transaction is subject to the satisfaction of certain conditions, including the approval of the Argentine Central Bank. Banco Galicia is entering into this transaction in order to consolidate its expansion strategy in the Argentine market. CFA is a leading provider of personal loans in Argentina, with 93 branches nationwide, distribution agreements with approximately 3,900 retailers and approximately 1 million customers. As of March 31, 2009, its total assets amounted to approximately Ps. 1.5 billion, its loans to Ps. 1.0 billion and its shareholders’ equity to Ps. 833 million.
Item 9. The Offer and Listing
Shares and ADSs
Our class B shares are listed on the BASE and the Córdoba Stock Exchange under the symbol “GGAL”. Our ADSs, each representing ten class B shares, are listed on the Nasdaq Capital Market, under the symbol “GGAL”. Our ADSs have been listed on Nasdaq Capital Market since August 2002. Previously, our ADSs had been listed on the Nasdaq National Market since July 24, 2000.
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

The following tables present, for the periods indicated, the high and low closing prices and the average trading volume of our class B shares and preferred shares on the BASE as reported by the BASE and the high and low closing prices and the average trading volume of our ADSs on the Nasdaq as reported by the Nasdaq Capital Market. There has been low trading volume of our class B shares on the Córdoba Stock Exchange. The following prices have not been adjusted for any stock dividends and/or stock splits.
Grupo Financiero Galicia — Class B Shares — Buenos Aires Stock Exchange (in Pesos)

			Average Daily Volume
	High	Low	(in thousands of Class B shares)
Calendar Year
2004(1)	2.61	1.42	5,571.5
2005	2.81	2.06	4,784.6
2006	2.86	1.72	2,045.3
2007	3.37	2.23	1,924.8
2008	2.36	0.57	3,549.4

Two Most Recent Fiscal Years
2007
First Quarter	3.37	2.69	2,762.6
Second Quarter	3.34	2.98	1,622.9
Third Quarter	3.11	2.25	2,000.7
Fourth Quarter	2.63	2.23	1,259.6
2008
First Quarter	2.36	1.94	1,290.8
Second Quarter	2.26	1.57	1,465.5
Third Quarter	1.63	1.12	1,642.9
Fourth Quarter	1.56	0.57	3,549.4
2009
First Quarter	0.88	0.61	1,497.9
Second Quarter (through May 31, 2009)	1.17	0.70	3,029.7

Most Recent Six Months
December 2008	0.86	0.63	3,129.7
January 2009	0.88	0.69	1,637.3
February 2009	0.75	0.66	1,159.2
March 2009	0.70	0.61	1,681.0
April 2009	0.79	0.70	2,085.2
May 2009	1.17	0.75	3,974.1

(1)	On April 28, 2004, our class B shares began trading ex-coupon, which coupon related to the right to subscribe for the preferred shares as part of the preemptive rights offering. The value of each class B share was reduced by the value of the coupon of Ps. 0.101 per class B share.
As of June 25, 2009, the closing price of our class B shares was Ps. 1.19.

Grupo Financiero Galicia — Preferred Shares Outstanding from May 13, 2004 to May 11, 2005 — Buenos Aires Stock Exchange (in Pesos)

					Average Daily Volume
	High		Low		(in thousands of preferred shares)
Calendar Year
2004 (from May 13, 2004)	Ps.	2.48	Ps.	1.29	490.0
2005 (through May 11, 2005)		2.72		2.03	183.4

Most Recent Fiscal Year
2004
Second Quarter (from May 13, 2004)		1.59		1.29	345.6
Third Quarter		1.87		1.33	681.4
Fourth Quarter		2.48		1.88	376.1
2005
First Quarter		2.72		2.10	230.9
Second Quarter (through May 11, 2005)		2.34		2.03	81.8

Most Recent Six Months
December 2004		2.48		1.99	275.2
January 2005		2.44		2.26	146.0
February 2005		2.69		2.37	184.3
March 2005		2.72		2.10	360.3
April 2005		2.25		2.03	100.4
May 2005 (through May 11, 2005)		2.34		2.15	32.9
Grupo Financiero Galicia — ADSs — Nasdaq Capital Market (in US$)

			Average Daily Volume
	High	Low	(in thousands of ADRs)
Calendar Year
2004	8.85	4.65	324.2
2005	9.62	6.87	347.3
2006	9.56	5.61	190.2
2007	11.12	6.98	273.1
2008	7.6	1.45	251.6

Two Most Recent Fiscal Years
2007
First Quarter	11.12	8.69	289.3
Second Quarter	11.00	9.59	239.0
Third Quarter	10.00	7.15	335.7
Fourth Quarter	8.25	6.98	229.4
2008
First Quarter	7.60	6.14	259.3
Second Quarter	7.07	4.92	235.2
Third Quarter	5.30	3.63	222.2
Fourth Quarter	5.00	1.45	290.1
2009
First Quarter	2.42	1.56	100.9
Second Quarter (through May 31, 2009)	3.10	1.80	216.9

Most Recent Six Months
December 2008	2.33	1.69	160.8
January 2009	2.42	1.77	135.9
February 2009	2.12	1.78	105.0
March 2009	1.82	1.56	65.4
April 2009	2.06	1.80	171.9
May 2009	3.10	1.90	264.0
As of June 25, 2009, the closing price of our ADS was US$ 3.05.

The following tables present for the periods indicated the high and low closing prices and the average trading volume of the Bank’s class B shares on the BASE as reported by the BASE. Banco Galicia class B shares continue to be listed on the BASE with very low trading volume.
Banco Galicia — Class B Shares — Buenos Aires Stock Exchange (in Pesos)

			Average Daily Trading Volume
	High	Low	(in thousand Class B shares)
Calendar Year
2004	5.10	3.30	1.22
2005	4.30	3.60	1.96
2006	4.50	3.04	1.56
2007	6.46	4.25	2.74
2008	4.45	2.15	3.30

Two Most Recent Fiscal Years
2007
First Quarter	6.46	4.25	5.94
Second Quarter	5.80	4.99	2.40
Third Quarter	5.05	4.45	1.43
Fourth Quarter	4.70	4.30	1.10
2008
First Quarter	4.45	4.08	1.87
Second Quarter	4.45	3.65	4.59
Third Quarter	3.85	3.69	0.88
Fourth Quarter	3.85	2.40	4.19
2009
First Quarter	2.38	2.17	2.14
Second Quarter (through May 31, 2009)	2.30	2.15	7.40

Most Recent Six Months
December 2008	2.56	2.40	4.19
January 2009	2.38	2.30	2.06
February 2009	2.30	2.27	2.13
March 2009	2.27	2.17	2.23
April 2009	2.20	2.17	15.02
May 2009	2.30	2.15	5.10
As of June 25, 2009, the closing price of the Bank’s class B shares was Ps. 2.23.
Argentine Securities Market
The principal and oldest exchange for the Argentine securities market is the BASE. The BASE started operating in 1854 and handles approximately 95% of all equity trading in Argentina. Securities listed on the BASE include corporate equity and debt securities and government securities. Debt securities listed on the BASE may also be listed on the MAE. The Buenos Aires Stock Market (the “MERVAL”), which is affiliated with the BASE, was founded in 1929 and is the largest stock market in Argentina. The MERVAL is a corporation whose 133 shareholder members are the only individuals and entities authorized to trade, either as principal or as agent, in the securities listed on the BASE. Although there are 183 MERVAL shares outstanding, some banks and brokers own more than one share and currently there are 133 members. We are a member of the MERVAL through Galicia Valores, who owns three shares.
Trading on the BASE is conducted mostly through the Sistema Integrado de Negociación Asistida por Computación (Integrated Computer Assisted Trading System, “SINAC”) although there are still some transactions carried out by continuous open outcry, the traditional auction system, from 11:00 a.m. to 5:00 p.m. each business day of the year. SINAC is a computer trading system that permits trading in debt and equity securities and is accessed by brokers directly from workstations located at their offices. As a result of an agreement between the MERVAL and the MAE, equity securities are traded exclusively on the BASE and corporate and government debt securities are traded on the MAE and the BASE. Currently, all transactions relating to listed corporate and government debt securities can be effected on SINAC. In addition, a substantial over-the-counter market exists for private trading in listed debt securities and, prior to the agreement described above, equity securities. Such trades are reported on the MAE.

Although companies may list all of their capital stock on the BASE, in most cases the controlling shareholders retain the majority of a company’s capital stock. This results in only a relatively small percentage of most companies’ stock being available for active trading by the public on the BASE. Even though individuals have historically constituted the largest group of investors in Argentina’s equity markets, in recent years, banks and insurance companies have shown an interest in these markets. Argentine mutual funds, by contrast, continue to have very low participation in the market. Although 109 companies had equity securities listed on the BASE as of December 31, 2008, the 10 most-traded companies on the exchange accounted for approximately 81% of total trading value during 2008. Our shares were the third most-traded shares on the BASE in 2007, with a 3.5% share of trading volume.
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
The level of regulation of the market for Argentine securities and investors’ activities is low relatively as compared to the United States and certain other countries, and enforcement of existing regulatory provisions has been limited. In addition, there may be less publicly available information about Argentine companies than is regularly published by or about companies in these countries. However, the CNV has taken steps to strengthen disclosure and regulatory standards for the Argentine securities market, including the issuance of regulations prohibiting insider trading and requiring insiders to report on their ownership of securities, with associated penalties for non-compliance.
In order to improve Argentine securities market regulation, Decree No. 677/01 or “Decree for Transparency in the Public Offering,” was promulgated and took effect on June 1, 2001. This decree has come to be regarded as the financial consumer’s “bill of rights”. Its objective is to provide transparency and protection to participants in the capital markets. The decree applies to individuals and entities that participate in the public offering of securities and to stock exchanges as well. Among its key provisions, the decree broadens the definition of “security;” governs the treatment of negotiable securities; obligates publicly listed companies to form audit committees composed of three or more members of the board of the directors, the majority of whom must be independent under CNV regulations; authorizes market-stabilization transactions under certain circumstances; governs insider trading, market manipulation and securities fraud; and regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies.

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
Securities can be freely traded on the Argentine markets but certain restrictions exist to regarding access by residents and non-residents to the local foreign exchange market and to transfers of foreign exchange abroad. See Item 4. “Information on the Company-Government Regulation-Foreign Exchange Market.”
On October 2007, the CNV passed Resolution No. 516/07 providing for the voluntary adoption of a corporate governance code. The CNV recommends adoption of such code by public companies but requires that their policy with respect to each topic described in the code be disclosed in detail in the annual report. This resolution will be effective for fiscal years beginning on January 1, 2008 and after and, therefore, public companies, including us, will have to report on their degree of fulfillment of each topic of such code.
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
We were incorporated on September 14, 1999, as a stock corporation under the laws of Argentina and registered on September 30, 1999, with the Argentine Superintendency of Companies or IGJ, under corporate registration number 14,519 of Book 7, Volume of Stock Corporations. Our domicile is in Buenos Aires, Argentina. Under our bylaws, our duration is until June 30, 2100 and we are exclusively a financial and investment company (as stated in “Chapter 2. Purpose. Article 3.” of our by-laws). This duration may be extended by resolution taken at a general extraordinary shareholders’ meeting.
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

Outstanding Capital Stock
Our total subscribed and paid-in share capital as of December 31, 2008, amounted to Ps. 1,241,407,017, composed of class A shares and class B shares, each with a par value of Ps. 1.00. The following table presents the number of our shares outstanding as of December 31, 2008, and the voting interest that the shares represent.

	As of December 31, 2009
Shares	Number of Shares	% of Capital Stock	% of Voting Rights
Class A Shares	281,221,650	22.65	59.42
Class B Shares	960,185,367	77.35	40.58

Total	1,241,407,017	100.00	100.00

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
Once a meeting has been convened with an agenda, the agenda limits the matters to be decided upon at such meeting and no other matters may be decided upon.
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
The quorum for extraordinary shareholders’ meetings consists of 60% of stock entitled to vote, and resolutions may be adopted by an absolute majority of the votes present. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, shall constitute a quorum. Resolutions are to be adopted by an absolute majority of the votes present. The second meeting has to be convened to be held within thirty days of the date for which the first extraordinary meeting was called, and the notice must be published for three days, at least eight days before the date of the second meeting. Some special matters require a favorable vote of the majority of all the stock holding voting rights, the class A shares being granted the right to only one vote each. The special matters are described in “-Voting Rights” above.
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
Shareholders who have exercised their preemptive rights and indicated their intention to exercise additional preemptive rights are entitled to additional preemptive rights (“accretion rights”), on a pro rata basis, with respect to any unsubscribed shares, in accordance with the terms of the Corporations’ Law. Class B shares not subscribed for by shareholders through the exercise of their preemptive or accretion rights may be offered to third parties.

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
Exchange Controls
For a description of the exchange controls that would affect us or the holders of our securities, see Item 4. “Information on the Company-Government Regulation-Foreign Exchange Market.”
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

Dividends paid in Pesos will be included in the gross income of a U.S. Holder in an amount equal to the US Dollar value of the Pesos on the date of receipt, which, in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Any gains or losses resulting from the conversion of Pesos between the time of the receipt of dividends paid in Pesos and the time the Pesos are converted into US Dollars will be treated as ordinary income or loss, as the case may be, of a U.S. Holder. Dividends received by a U.S. Holder with respect to the class B shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Argentine tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. Federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific categories of income. For this purpose, dividend income with respect to your class B shares or ADSs should generally constitute “passive category income,” or in the case of certain U.S. Holders, “general category income”. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
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
Based on certain estimates of its gross income and gross assets, the nature of its business and relying on the Active Bank Exception, the Company believes that it will not be classified as a PFIC for the taxable year ended December 31, 2008. The Company’s status in future years will depend on its assets and activities in those years. The Company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were a PFIC, a U.S. Holder of class B shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of certain dividends at the lower rates applicable to long-term capital gains, as discussed above under “Taxation of Cash Dividends and Distribution of Stock”) with respect to any gain from the sale or exchange of, and certain distributions with respect to, the class B shares or ADSs.

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
Material Contracts
In connection with its foreign debt restructuring, the Bank entered into various restructured loan agreements with its bank creditors and into an indenture with The Bank of New York, acting as trustee, pursuant to which bonds were issued. These restructured loan agreements and the indenture include, on a combined basis, a number of significant covenants that, among other things, restrict the Bank’s ability to: (i) pay dividends on stock or purchase stock (see Item 8. “Financial Information-Dividend Policy and Dividends-Dividend Policy”); (ii) use the proceeds received from the sale of certain assets or from the issuance of debt or equity securities; (iii) engage in certain transactions with affiliates; or (iv) engage in business activities unrelated to the Bank’s current business. In addition, certain of the restructured loan agreements also require the Bank to maintain specified financial ratios and to comply with certain reporting and informational requirements.

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
See Item 6. “Directors, Senior Management and Employees-Functions of the Board of Directors of Banco Galicia”. Liquidity management is discussed in Item 5.B. “Liquidity and Capital Resources”. Credit risk management is discussed in Item 4. “Information on the Company-Selected Statistical Information-Credit Review Process” and other sections under Item 4. “Information on the Company-Selected Statistical Information” describing the Bank’s loan portfolio and loan loss experience.
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

Limit on the Net Financial Income for the First Year
The effect of interest rate variations on the net financial income for the first year is calculated using the methodology known as “scenario simulation”. On a monthly basis, net financial income for the first year is simulated in a “base” scenario and in a “+100 b.p.” scenario. In order to prepare each scenario, different criteria are assumed regarding the sensitivity to interest rates of assets and liabilities, depending on the historical observed performance of the different balance sheet sections. Net financial income for the first year in the “+100 b.p.” scenario is compared to the net financial income for the first year in the “base” scenario. The resulting difference is related to the annualized accounting net financial income for the last available calendar trailing quarter, for the Bank on a consolidated basis, before the adjustment to the valuation of public-sector assets as per Communiqué “A” 3911 of the Argentine Central Bank, quotation differences and CER adjustment.
The limit on a potential loss in the “+100 b.p.” scenario relatively to the “base” scenario was established at 20% of the net financial income for the first year, as defined in the above paragraph. At fiscal year end 2008, the negative difference between the net financial income for the first year corresponding to the “+100 b.p.” scenario and that corresponding to the “base” scenario represented 2.3% of the net financial income for the first year. As of December 31, 2007, such loss represented 3.8% of the net financial income for the first year at that time.
The tables below show as of December 31, 2008 and December 31, 2007, in absolute and percentage terms, the change in the Bank’s net financial income (“NFI”) of the first year, as compared to the NFI of the “base” scenario corresponding to various interest-rate scenarios in which interest rates change 50, 100, 150 and 200 b.p. from those in the “base” scenario. The Bank’s net portfolio is broken down into trading and non-trading. The trading net portfolio represents primarily securities issued by the Argentine Central Bank (Lebac and Nobac).

Net Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2008		As of December 31, 2007
Change in Interest Rates in b.p.	Variation	% Change in the NFI	Variation	% Change in the NFI
200	(48.0)	(4.59)%	(57.6)	(7.55)%
150	(36.0)	(3.44)%	(43.2)	(5.66)%
100	(23.9)	(2.29)%	(28.8)	(3.77)%
50	(12.0)	(1.15)%	(14.4)	(1.89)%
Static	—	—	—	—
(50)	13.9	1.33%	9.8	1.28%
(100)	23.7	2.27%	19.6	2.57%
(150)	35.4	3.39%	26.1	3.42%
(200)	47.2	4.52%	30.0	3.93%

Net Trading Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2008		As of December 31, 2007
Change in Interest Rates in b.p.	Variation	% Change in the NFI	Variation	% Change in the NFI
200	11.0	1.05%	6.7	0.88%
150	8.3	0.79%	5.0	0.66%
100	5.5	0.53%	3.4	0.45%
50	2.8	0.27%	1.7	0.22%
Static	—	—	—	—
(50)	(2.7)	(0.26)%	(1.6)	(0.21)%
(100)	(5.5)	(0.53)%	(3.3)	(0.43)%
(150)	(8.2)	(0.78)%	(4.9)	(0.64)%
(200)	(11.0)	(1.05)%	(6.6)	(0.86)%

Net Non Trading Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2008		As of December 31, 2007
Change in Interest Rates in b.p.	Variation	% Change in the NFI	Variation	% Change in the NFI
200	(59.0)	(5.65)%	(64.3)	(8.43)%
150	(44.3)	(4.24)%	(48.2)	(6.32)%
100	(29.4)	(2.81)%	(32.2)	(4.22)%
50	(14.8)	(1.41)%	(16.1)	(2.11)%
Static	—	—	—	—
(50)	16.6	1.59%	11.4	1.49%
(100)	29.2	2.79%	22.9	3.00%
(150)	43.6	4.18%	31.0	4.06%
(200)	58.2	5.57%	36.6	4.80%

(1)	Net interest of the first year.
Net Present Value of Assets and Liabilities
The net present value of assets and liabilities is also calculated on a monthly basis and taking into account the assets and liabilities of the Bank’s consolidated balance sheet. The net present value of the consolidated assets and liabilities, as mentioned, is calculated for a “base” scenario in which the portfolio of securities with quotation is discounted using interest rates obtained according to “yield curves” determined based on the market yields of different reference bonds denominated in Pesos, in US Dollars and CER adjusted. Yield curves for assets and liabilities without quotation are also created using market interest rates. The net present value of assets and liabilities is also obtained for another scenario where portfolios are discounted at the rates of the aforementioned yield curves plus 100 b.p. It is worth mentioning that, in order to prepare the second scenario, it was assumed that an increase in domestic interest rates is not transferred to the yield curves of the US Dollar portfolios, and that, in the case of CER-adjusted portfolios, only 40 b.p. are transferred (i.e., per each 100 b.p. increase in the interest rate, the spread over CER increases 40 b.p.). By comparing the values obtained for each scenario, the difference between the present values of shareholders’ equity in each scenario can be drawn.
The limit on a potential loss in the present value of shareholders’ equity resulting from a 100 b.p. increase in interest rates relative to the “base” scenario, was established at 3% of the RPC. As of the fiscal year end 2008, a 100 b.p. increase in interest rates (as mentioned in the paragraph above) resulted in a reduction of the present value of the Bank’s shareholders’ equity relative to the value calculated for the “base” scenario, equivalent to 1.0% of the RPC. For fiscal year end 2007 this reduction was 1.0%.

The tables below show as of December 31, 2008 and December 31, 2007, in absolute and percentage terms, the change in the Bank’s RPC versus the RPC of the “base” scenario, corresponding to various interest-rate scenarios in which interest rates change 50, 100, 150 and 200 b.p. from those in the “base” scenario. The Bank’s net portfolio is broken down into trading and non-trading. The trading net portfolio represents primarily securities issued by the Argentine Central Bank (Lebac and Nobac).

Net Portfolio	Net Fair Value
(In millions of Pesos, except percentages)	As of December 31, 2008		As of December 31, 2007
Change in Interest Rates in b.p.	Variation	% Change in the RPC	Variation	% Change in the RPC
200	(4.6)	(0.18)%	(47.8)	(2.02)%
150	(3.6)	(0.14)%	(36.2)	(1.53)%
100	(2.7)	(0.11)%	(24.5)	(1.03)%
50	(1.2)	(0.05)%	(12.4)	(0.52)%
Static
(50)	1.3	0.05%	12.8	0.54%
(100)	2.6	0.10%	26.1	1.10%
(150)	4.0	0.15%	39.3	1.66%
(200)	5.3	0.21%	53.3	2.25%

Net Trading Portfolio	Net Fair Value
(In millions of Pesos, except percentages)	As of December 31, 2008		As of December 31, 2007
Change in Interest Rates in b.p.	Variation	% Change in the RPC	Variation	% Change in the RPC
200	(0.7)	(0.03)%	(3.8)	(0.16)%
150	(0.5)	(0.02)%	(2.8)	(0.12)%
100	(0.3)	(0.01)%	(1.9)	(0.08)%
50	(0.2)	(0.01)%	(0.9)	(0.04)%
Static
(50)	0.2	0.01%	1.0	0.04%
(100)	0.4	0.02%	1.9	0.08%
(150)	0.5	0.02%	2.9	0.12%
(200)	0.7	0.03%	3.8	0.16%

Net Non Trading Portfolio	Net Fair Value
(In millions of Pesos, except percentages)	As of December 31, 2008		As of December 31, 2007
Change in Interest Rates in b.p.	Variation	% Change in the RPC	Variation	% Change in the RPC
200	(3.9)	(0.15)%	(44.0)	(1.86)%
150	(3.1)	(0.12)%	(33.4)	(1.41)%
100	(2.4)	(0.10)%	(22.6)	(0.95)%
50	(1.0)	(0.04)%	(11.5)	(0.49)%
Static
(50)	1.1	0.04%	11.8	0.50%
(100)	2.2	0.09%	24.2	1.02%
(150)	3.5	0.14%	36.4	1.54%
(200)	4.6	0.18%	49.5	2.09%

Foreign Exchange Rate Risk
Exchange-rate sensitivity is the relationship between the fluctuations of exchange rates and the Bank’s net financial income resulting from the revaluation of the Bank’s assets and liabilities denominated in foreign currency. The impact of variations in the exchange rate on the Bank’s net financial income depends on whether the Bank has a net asset foreign currency position (the amount by which foreign currency denominated assets exceed foreign currency denominated liabilities) or a short foreign currency position (the amount by which foreign currency denominated liabilities exceed foreign currency denominated assets). In the first case an increase/decrease in the exchange rate results in a gain/loss, respectively. In the second case, an increase/decrease results in a loss/gain, respectively. The Bank has established limits for its consolidated foreign currency mismatches for the asset and liability positions of 30% and -10% (minus 10%) of the Bank’s RPC, respectively. At the end of the fiscal year, the Bank’s net asset position in foreign currency represented 8.9% of its RPC.
As of December 31, 2008, Banco Galicia had a net asset foreign currency position of Ps. 227.6 million equivalent to US$ 65.9 million, after adjusting its on-balance sheet net liability position of Ps. 162.2 million (US$ 47.0 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps. 389.8 million (US$ 112.9 million), recorded off-balance sheet.
As of December 31, 2007, Banco Galicia had a net asset foreign currency position of Ps. 324.2 million (US$ 102.9 million), after adjusting its on-balance sheet net liability position of Ps. 536.3 million by net forward purchases of foreign currency without delivery of the underlying asset, for Ps. 860.5 million (US$ 273.1 million), recorded off-balance sheet.
As of December 31, 2006, Banco Galicia had a net asset foreign currency position of Ps. 72.5 million (US$ 23.6 million), after adjusting its on-balance sheet net liability position of Ps. 253.9 million by net forward purchases of foreign currency without delivery of the underlying asset, for Ps. 326.4 million (US$ 106.2 million), recorded off-balance sheet.
The tables below show the effects of changes in the exchange rate of the Peso vis-à-vis the US Dollar on the value of the Bank’s foreign currency net asset position as of December 31, 2008, 2007 and 2006. As of these dates, the breakdown of the Bank’s foreign currency net asset position into trading and non-trading is not presented, as the Bank’s foreign currency trading portfolio was not material.

	Value of Foreign Currency Net Position as of
	December 31, 2008
Percentage Change in the Value of the Peso Relative to the Dollar(1)	Amount	Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	318.6	91.0	40.0
30%	295.9	68.3	30.0
20%	273.1	45.5	20.0
10%	250.4	22.8	10.0
Static	227.6	—	—
(10)%	204.8	(22.8)	(10.0)
(20)%	182.1	(45.5)	(20.0)
(30)%	159.3	(68.3)	(30.0)
(40)%	136.6	(91.0)	(40.0)

(1)	Devaluation / (Revaluation).

(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts. In addition, as of December 31, 2008, the fair value of the Bank’s foreign currency derivatives amounted to Ps. 43.2 million.

	Value of Foreign Currency Net Position as of
	December 31, 2007
Percentage Change in the Value of the Peso Relative to the Dollar(1)	Amount		Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	453.9		129.7	40.0
30%	421.5		97.3	30.0
20%	389.0		64.8	20.0
10%	356.6		32.4	10.0
Static	324.2	(2)	—	—
(10)%	291.8		(32.4)	(10.0)
(20)%	259.4		(64.8)	(20.0)
(30)%	226.9		(97.3)	(30.0)
(40)%	194.5		(129.7)	(40.0)

(1)	Devaluation / (Revaluation).

(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts. In addition, as of December 31, 2007, the fair value of the Bank’s foreign currency derivatives amounted to Ps. 7.7 million.

	Value of Foreign Currency Net Position as of
	December 31, 2006
Percentage Change in the Value of the Peso Relative to the Dollar(1)	Amount		Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	101.5		29.0	40.0
30%	94.3		21.8	30.1
20%	87.0		14.5	20.0
10%	79.8		7.3	10.1
Static	72.5	(2)	—	—
(10)%	65.3		(7.2)	(9.9)
(20)%	58.0		(14.5)	(20.0)
(30)%	50.8		(21.7)	(29.9)
(40)%	43.5		(29.0)	(40.0)

(1)	Devaluation / (Revaluation).

(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts. In addition, as of December 31, 2006, the fair value of the Bank’s foreign currency derivatives amounted to Ps. 2.6 million.
Currency Mismatches
As of December 31, 2008, the Bank had a net asset (or long) position in both Peso-denominated assets adjusted by CER and foreign currency-denominated assets, and a net liability (or short) position in non-adjusted Peso-denominated liabilities. That is, the Bank had more Peso-denominated CER-adjusted assets and more foreign currency-denominated assets than liabilities, and more non-adjusted Peso-denominated liabilities than assets.
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

The table below shows the composition of the Bank’s shareholders’ equity by currency and type of principal adjustment, that is the Bank’s assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER, as of December 31, 2008.

	As of December 31, 2008
	Assets	Liabilities	Gap
	(In millions of Pesos)
Financial Assets and Liabilities	20,999.7	21,209.6	(209.9)
Pesos — Adjusted by CER	2,367.6	50.3	2,317.3
Pesos — Unadjusted	11,531.4	13,896.4	(2,365.0)
Foreign Currency (1)	7,100.7	7,262.9	(162.2)
Other Assets and Liabilities	3,440.1	1,275.5	2,164.6

Total Gap	24,439.8	22,485.1	1,954.7

Adjusted for Forward Transactions Recorded in Memo Accounts
Financial Assets and Liabilities	20,999.7	21,209.6	(209.9)
Pesos — Adjusted by the CER	2,367.6	50.3	2,317.3
Pesos — Unadjusted, Including Shareholders’ Equity (2)	8,336.7	11,091.5	(2,754.8)
Foreign Currency (1) (2)	10,295.4	10,067.8	227.6
Other Assets and Liabilities	3,440.1	1,275.5	2,164.6

Total Adjusted Gap	24,439.8	22,485.1	1,954.7

(1)	In Pesos, at an exchange rate of Ps. 3.4537 per US$ 1.0.

(2)	Adjusted for forward sales and purchases of foreign exchange made by the Bank and recorded off-balance sheet.
Peso-denominated Assets and Liabilities Adjusted by CER
At the end of fiscal year 2008, the Bank’s CER-adjusted assets consisted mainly of Secured Loans, securities issued by the Galtrust I Financial Trust, loans to the private sector and debt securities and participation certificate of the Special Fund Former Almafuerte Bank. The CER-adjusted liabilities consisted, mainly, of deposits and credit lines granted to the Bank and the regional credit card companies. As of December 31, 2008, the Bank had a net asset position in CER-adjusted assets of Ps. 2,317.3 million. The Bank’s Board of Directors has defined a limit for the CER-adjusted mismatch. This limit has been established at 100% and at -25% (minus 25%) of the Bank’s RPC for the net asset position and the short position, respectively. Considering the Bank’s RPC at the close of fiscal year end 2008, the Bank’s CER-adjusted net asset position represented 90.7% of its RPC as of that date.
Assets and Liabilities Denominated in Foreign Currency
At the end of fiscal year 2008, the Bank’s assets denominated in foreign currency consisted mainly of Boden 2012 Bonds received as compensation for the asymmetric pesification, cash and balances held at the Argentine Central Bank, loans to the non-financial private sector and residents abroad, and forward purchases of Boden 2012 Bonds in connection with repurchase transactions. The Bank’s liabilities denominated in foreign currency were mainly comprised of subordinated and non-subordinated negotiable obligations, debt with international banks and credit agencies issued by the Bank and the regional credit card companies, deposits, and obligations in connection with forward purchases of Boden 2012 Bonds and Discount Bonds sold under repurchase agreements. As mentioned above, as of December 31, 2008, the Bank’s net position in foreign currency adjusted to reflect forward transactions of foreign currency was an asset position of Ps. 227.6 million, equivalent to US$ 65.9 million. The Bank’s Board of Directors has defined limits for foreign currency mismatches of 30% and -10% (minus 10%) of the Bank’s RPC for the net asset position and net liability positions, respectively. At the end of fiscal year 2008, the Bank’s net asset position in foreign currency represented 8.9% of its RPC.

Non-Adjusted Peso-Denominated Assets and Liabilities
At the end of fiscal year 2008, the Bank’s non-adjusted Peso-denominated assets mainly consisted of loans to the non-financial private sector, loans to the financial sector, cash, balances held at the Argentine Central Bank (including escrow accounts balances) and at correspondent banks, assets under financial leases, certificates of participation in different financial trusts, and debt instruments issued by the Argentine Central Bank. Liabilities in this currency were mainly comprised of non-financial private-sector deposits, liabilities with retailers in connection with the credit-card activities of the Bank and the regional credit card companies, and liabilities with domestic financial institutions. As of December 31, 2008, the Bank’s net position in non-adjusted Peso-denominated liabilities, of Ps. 2,754.8 million, funded the above-mentioned long positions.
Other Assets and Liabilities
In the category “Other Assets and Liabilities,” the assets included were mainly the following: (i) bank premises and equipment and miscellaneous and intangible assets for Ps. 1,158.9 million, (ii) forward purchases of Discount Bonds in Pesos sold under repurchase agreements for Ps. 597.1 million, (iii) Ps. 316.9 million corresponding to the difference for amparo claims net of amortization, recorded as an intangible asset pursuant to the regulations established by the Argentine Central Bank, (iv) Ps. 283.5 million corresponding to the minimum presumed income tax (tax credit), recorded under “Miscellaneous Receivables, “ and (v) Equity Investments for Ps. 70.9 million. Liabilities included, mainly, Ps. 414.0 million recorded under “Miscellaneous liabilities” and allowances for other contingencies for Ps. 248.7 million.
Market Risk
In order to measure and control the risk derived from price variations of the financial instruments that make up the brokerage or trading portfolio, the model known as “Value at Risk” (or “VaR”) is used. This model determines, on an intra-day basis and for the Bank on an individual basis, the potential loss generated by the trading positions in securities and foreign currencies, considering the prices of the last 252 trading days. The parameters taken into consideration are as follows:
(i)	A 95% “degree of confidence”.
(ii)	VaR estimates are made for holding periods of one day and “n” days, where “n” is defined as the number of days necessary to liquidate the position in each security.
(iii)	In the case of new issuances, the available trading days are taken into consideration, with a maximum; if there are not enough trading days or if there are no quotations, the volatility of bonds from domestic issuers with similar risk and characteristics is used.

The Bank’s policy requires that the Financial Operations and Risk Management Departments agree on the parameters under which the model works, and establishes the maximum losses authorized both for securities and foreign-currency positions in a fiscal year. These were set at Ps. 15.0 million and Ps. 0.5 million, respectively, for fiscal year 2008. The Bank was within policy guidelines.
During 2008, Argentine stock markets reflected significant drops in the prices of government and corporate securities, as well as an increase in interest rates, country risk and exchange rates.
As a result of the situation described above, the market value of the most important government securities (Boden 2012, Discount and Bogar Bonds) suffered a significant decrease.
As of December 31, 2008 and 2007 the market value of the Boden 2012 amounted to Ps. 1.93 and Ps. 2.88 respectively which represented a decrease of 33%. With respect of the Discount Bonds the market value amounted to Ps. 0.59 and Ps. 1.16 as of December 31, 2008 and 2007, respectively which represented a decrease of 49%.
The market values of these securities improved during the first six months of 2009. The fluctuation of the market values of the securities held by Grupo Financiero Galicia had a significant impact on its financial statements due to its securities holdings.
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
4) Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, has audited as of the end of the period the effectiveness of our internal control over financial reporting as of December 31, 2008, as stated in their report to our financial statements.
(c) See Item 18. “Financial Statements-Report of the Independent Registered Public Accounting Firm as of and for the fiscal years ended December 31, 2008, 2007 and 2006” for our registered public accounting firm’s attestation report on management’s assessment of our internal control over financial reporting.
(d) Changes in Internal Control Over Financial Reporting.
During the period covered by this report, there have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
Mr. Luis O. Oddone is our Audit Committee financial expert and he is independent as that term is defined under Nasdaq National Market listing requirements.
Item 16B. Code of Ethics
We have adopted a code of ethics (for Grupo Financiero Galicia and its main subsidiaries) in accordance with the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. We did not modify our code of ethics during fiscal year 2008. In addition, we did not grant any waivers to our code of ethics during fiscal year 2008. In addition, in June 2009, we adopted a code of corporate governance good practices in accordance with Argentine legal requirements. Our code of ethics and our code of corporate governance good practices are attached hereto as Exhibits 11.1 and 11.2.

Item 16C. Principal Accountants’ Fees and Services
The following table sets forth the total amount billed to us by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2008 and 2007.

	2008	2007
	(In thousands of Pesos)
Audit Fees	6,756	4,788
Audit Related Fees	1,428	1,819
Tax Fees	685	280
All Other Fees	656	434

Total	9,525	7,321

Audit Fees
Audit fees are mainly the fees billed in relation with professional services for auditing our consolidated financial statements under local and U.S. GAAP requirements for fiscal years 2008 and 2007.
Audit-Related Fees
Audit-related fees are fees billed for professional services related to attestation, review and verification services with respect to our financial information and the provision of services in connection with special reports in 2008 and 2007.
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

PART III
Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements

Report of the Independent Registered Public Accounting Firm as of and for the fiscal years ended December 31, 2008, 2007 and 2006.

Consolidated Balance Sheets as of December 31, 2008 and 2007.

Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006.

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006.

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2008, 2007 and 2006.

Notes to the Consolidated Financial Statements.
You can find our audited consolidated financial statements on pages F-1 to F-90 of this annual report.
Item 19. Exhibits

Exhibit	Description

1.1	Unofficial English language translation of the Bylaws (estatutos sociales). ****

2.1	Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American Depositary Receipt.*

2.2	Indenture, dated as of May 18, 2004, among the Bank, The Bank of New York and Banco Rio de la Plata S.A.**

2.3	Indenture, dated as of June 4, 2009, among Grupo Financiero Galicia, The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York (Luxembourg) S.A.

4.1	English translation of form of Financial Trust Contract, dated April 16, 2002, among the Bank, Banco Provincia de Buenos Aires and BAPRO Mandatos y Negocios S.A.***

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

Exhibit	Description

4.4
Form of Second Amendment to Restructured Loan Facility (as evidenced by the Second Amendment to the Note Purchase Agreement, dated as of August 25, 2006, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas).*****

4.5
Form of Third Amendment to Restructured Loan Facility (as evidenced by the Third Amendment to the Note Purchase Agreement, dated as of December 28, 2007, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas).******

4.6	Loan Agreement, dated as of July 24, 2007, between Grupo Financiero Galicia S.A. and Merrill Lynch International.******

8.1	For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. “Information on the Company-Organizational Structure.”

11.1	Code of Ethics.

11.2	Code of Corporate Governance Good Practices.

12.1	Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the principal financial officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference from our Registration Statement on Form F-4 (333-11960).

**	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003.

***	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2002.

****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004.

*****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2006.

******	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2007.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO FINANCIERO GALICIA S.A.

By:	/s/ Antonio Garcés

	Name:	Antonio Garcés
	Title:	Chairman of the Board and Chief Executive Officer
Date: June 29, 2009

GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

Report of the Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Grupo Financiero Galicia S.A.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, change in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Grupo Financiero Galicia S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting rules prescribed by the Banco Central de la Republica Argentina (the “BCRA”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control Over Financial Reporting appearing on Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2008 and 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As discussed in Note 2.13, effective May 14, 2007 through Communiqué “A” 4667, the BCRA modified the presentation requirements of the statement of cash flows by incorporating certain short-term assets as cash equivalents. The Company has adjusted the consolidated statements of cash flows for the fiscal year December 31, 2006, in order to reflect the change in accounting principles for comparative purposes.
Accounting rules prescribed by the BCRA vary in certain significant respects from accounting principles generally accepted in Argentina for enterprises in general and from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 33 and 35 to the consolidated financial statements, respectively.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i)pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii)provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii)provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Price Waterhouse & Co. S.R.L.
Santiago J. Mignone
Partner
Buenos Aires, Argentina
February 12, 2009, except for notes 27, 31, 34 and 35 as to which the date is June 29, 2009.

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2008 and 2007
(Expressed in thousands of Argentine pesos)

	December 31,
	2008		2007
ASSETS
A. Cash and due from banks
Cash		986,687		743,185
Financial institutions and correspondents		2,418,446		2,216,828
Argentine Central Bank		2,036,164		1,648,864
Other local financial institutions		16,228		26,425
Foreign		366,054		541,539

	Ps.	3,405,133	Ps.	2,960,013

B. Government and corporate securities
Holdings of investment account securities		548,692		1,303,437
Holdings of trading securities		235,614		38,991
Government securities from repo transactions with the Argentine Central Bank		127,532		—
Government securities without quotation		69,772		1,872
Securities issued by the Argentine Central Bank		550,204		348,757
Investments in quoted corporate securities		56		973

	Ps.	1,531,870	Ps.	1,694,030

C. Loans
To the non-financial public sector		1,373,642		1,265,466
To the financial sector		148,115		110,028
Interbank loans — (call money loans granted)		40,200		2,906
Other loans to domestic financial institutions		65,662		64,895
Accrued interest, adjustments and exchange rate differences receivable		42,253		42,227
To the non-financial private sector and residents abroad		10,779,630		10,654,142
Overdrafts		594,365		792,148
Promissory notes		2,116,303		2,911,170
Mortgage loans		1,026,754		945,088
Pledge loans		80,991		94,520
Personal loans		1,217,645		977,976
Credit card loans		4,378,366		3,630,133
Other		1,217,984		1,168,684
Accrued Interest, adjustments and quotation differences receivable		185,762		177,027
Documented interest		(38,468)		(42,462)
Unallocated collections		(72)		(142)
Allowances		(526,801)		(428,607)

	Ps.	11,774,586	Ps.	11,601,029

D. Other receivables resulting from financial brokerage
Argentine Central Bank		627,212		192,911
Amounts receivable for spot and forward sales to be settled		4,031		31,090
Securities receivable under spot and forward purchases to be settled		1,314,589		1,517,600
Negotiable obligations without quotation		4,951		20,868
Balances from forward transactions without delivery of underlying asset to be settled		10,445		1,087
Other		2,174,794		1,852,584
Allowances		(12,252)		(19,170)

	Ps.	4,123,770	Ps.	3,596,970
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Balance Sheets — Continued
As of December 31, 2008 and 2007
(Expressed in thousands of Argentine pesos)

	December 31,
	2008		2007
ASSETS (Continued)
E. Assets under financial leases
Assets under financial leases		449,936		359,552
Allowances		(4,699)		(3,768)

	Ps.	445,237	Ps.	355,784

F. Equity investments
In financial institutions		1,712		3,138
Other		50,018		82,009
Allowances		(3,211)		(41,357)

	Ps.	48,519	Ps.	43,790

G. Miscellaneous receivables
Receivables for assets sold		18,031		15,980
Tax on minimum presumed income — Tax credit		284,421		258,515
Other		1,623,860		1,056,970
Accrued interest on receivables for assets sold		108		98
Other accrued interest and adjustments receivable		86		79
Allowances		(81,298)		(85,588)

	Ps.	1,845,208	Ps.	1,246,054

H. Bank premises and equipment	Ps.	871,269	Ps.	743,132

I. Miscellaneous assets	Ps.	78,623	Ps.	112,575

J. Intangible assets
Goodwill		37,804		58,266
Organization and development expenses		529,175		390,052

	Ps.	566,979	Ps.	448,318

K. Unallocated items		5,744		9,161

L. Other Assets		38,852		17,882

Total Assets	Ps.	24,735,790	Ps.	22,828,738

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Balance Sheets — Continued
As of December 31, 2008 and 2007
(Expressed in thousands of Argentine pesos)

	December 31,
	2008		2007
LIABILITIES AND SHAREHOLDERS’ EQUITY
M. Deposits
Non-financial public sector	Ps.	1,290,958	Ps.	193,911
Financial sector		169,302		167,206
Non-financial private sector and residents abroad		12,595,874		12,804,504
Current accounts		3,002,003		2,629,925
Saving accounts		3,843,596		3,228,954
Time deposits		5,411,178		6,543,910
Investment accounts		206		199
Other		261,927		291,103
Accrued interest and quotation differences payable		76,964		110,413

	Ps.	14,056,134	Ps.	13,165,621

N. Other liabilities resulting from financial brokerage
Argentine Central Bank		1,682		698
Other		1,682		698
Banks and international entities		941,483		717,316
Unsubordinated negotiable obligations		1,886,138		2,190,231
Amounts payable for spot and forward purchases to be settled		1,014,120		1,273,308
Securities to be delivered under spot and forward sales to be settled		363,640		30,734
Loans from domestic financial institutions		248,550		213,039
-Interbank loans (call money loans received)		—		12,501
-Other loans from domestic financial institutions		245,630		199,191
-Accrued interest payable		2,920		1,347
Balances from forward transactions without delivery of underlying asset to be settled		1,270		—
Other		2,207,308		1,855,825
Accrued interest and quotation differences payable		75,261		81,803

	Ps.	6,739,452	Ps.	6,362,954

O. Miscellaneous liabilities
Dividends payable		16,147		40
Directors’ and Syndics’ fees		4,946		4,343
Other		457,627		320,200

	Ps.	478,720	Ps.	324,583

P. Provisions		257,333		170,083

Q. Subordinated negotiable obligations		986,969		855,258

R. Unallocated items		12,627		6,347

S. Other Liabilities		112,606		71,800

T. Minority interests		246,204		217,587

Total Liabilities	Ps.	22,890,045	Ps.	21,174,233

SHAREHOLDERS’ EQUITY		1,845,745		1,654,505

Total Liabilities and Shareholders’ Equity	Ps.	24,735,790	Ps.	22,828,738

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Income
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)

	December 31,
	2008		2007		2006
A. Financial income
Interest on cash and due from banks	Ps.	8,765	Ps.	14,895	Ps.	874
Interest on loans granted to the financial sector		3,896		3,345		2,869
Interest on overdrafts		182,804		111,299		69,670
Interest on promissory notes		440,490		294,154		200,564
Interest on mortgage loans		126,543		98,364		69,967
Interest on pledge loans		14,998		12,408		12,146
Interest on credit card loans		656,477		431,790		281,116
Interest on other loans		317,501		202,771		105,813
Interest on other receivables resulting from financial brokerage		33,994		36,231		171,878
Net income from government and corporate securities		238,098		241,303		235,272
Net income from secured loans — Decree No. 1387/01		59,851		79,709		194,777
Consumer price index adjustment (CER)		123,948		205,145		736,029
Exchange rate differences on gold and foreign currency		77,898		87,957		76,154
Other		274,088		178,515		72,694

	Ps.	2,559,351	Ps.	1,997,886	Ps.	2,229,823

B. Financial expenses
Interest on current account deposits		21,641		16,377		21,043
Interest on savings account deposits		3,446		4,540		4,105
Interest on time deposits		757,699		521,096		313,036
Interest on interbank loans received (call money loans)		5,696		3,918		3,517
Interest on financing from the financial sector		774		1,946		3,462
Interest on other liabilities resulting from financial brokerage		297,026		313,586		317,459
Interest on subordinated obligations		101,424		94,660		76,480
Other interest		3,313		45,848		186,578
Consumer price index adjustment		9,249		66,984		697,694
Contributions made to Deposit Insurance Fund		23,555		20,378		15,771
Other		197,196		157,367		212,454

	Ps.	1,421,019	Ps.	1,246,700	Ps.	1,851,599

C. Gross brokerage margin		1,138,332		751,186		378,224

Loan loss provisions		395,389		255,502		110,869

D. Income from services
In relation to lending transactions		379,752		334,730		247,501
In relation to borrowing transactions		370,181		293,308		220,543
Other commissions		22,415		18,731		17,056
Other		799,800		523,931		367,993

	Ps.	1,572,148	Ps.	1,170,700	Ps.	853,093

E. Expenses for services
Commissions		164,780		117,708		80,801
Other		219,500		139,896		100,291

	Ps.	384,280	Ps.	257,604	Ps.	181,092
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Income — Continued
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)

	December 31,
	2008		2007		2006
F. Administrative expenses
Personnel expenses		966,213		670,587		506,632
Directors’ and syndics’ fees		8,153		6,415		5,989
Other fees		56,938		42,939		36,148
Advertising and publicity		146,496		113,809		84,507
Taxes		103,998		70,393		50,469
Depreciation of bank premises and equipment		61,910		49,952		37,095
Amortization of organization expenses		37,950		35,640		34,904
Other operating expenses		249,219		190,616		145,017
Other		150,201		105,973		73,803

	Ps.	1,781,078	Ps.	1,286,324	Ps.	974,564

Net Income / (Loss) from financial brokerage	Ps.	149,733	Ps.	122,456	Ps.	(35,208)

G. Minority interests result	Ps.	(35,812)	Ps.	(32,119)	Ps.	(19,016)

H. Miscellaneous income
Net lncome from equity investments		56,764		1,957		—
Default interests		4,429		1,988		1,062
Loans recovered and allowances reversed		103,992		95,969		142,885
Other		333,646		173,581		151,176
Consumer price index adjustment (CER)		28		8		105

	Ps.	498,859	Ps.	273,503	Ps.	295,228

I. Miscellaneous losses
Net loss on long-term investments		—		—		14,362
Default interests and charges in favor of the Argentine Central Bank		17		15		571
Loan loss provisions for miscellaneous receivables and other provisions		161,703		48,151		62,424
Amortization of differences arising from court resolutions		39,545		108,667		—
Depreciation and losses from miscellaneous assets		1,405		627		923
Amortization of goodwill		20,462		19,687		20,478
Other		138,784		69,155		66,922
Consumer price index adjustment		31		35		—

	Ps.	361,947	Ps.	246,337	Ps.	165,680

Net Income before tax		250,833		117,503		75,324

J. Income tax	Ps.	74,014	Ps.	71,466	Ps.	94,238

Net Income / (Loss) for the fiscal year	Ps.	176,819	Ps.	46,037	Ps.	(18,914)

Net Income / (Loss) per common share (basic and assuming full dilution)		0.142		0.037		(0.015)
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)

	December 31,
	2008		2007		2006
Cash Flow from operating activities:
Net Income / (Loss) for the year	Ps.	176,819	Ps.	46,037	Ps.	(18,914)
Adjustments to reconcile net income to net cash from Operating activities:
Depreciation of bank premises and equipment and Miscellaneous assets		63,309		50,570		37,550
Amortization of intangible assets		97,957		163,994		55,382
Increase in allowances for loan and other losses, net of reversals		335,658		269,201		80,863
Equity loss / (gain) of unconsolidated subsidiaries		(56,764)		(1,957)		14,362
Gain on sale of premises and equipment		(695)		(1,472)		(1,261)
Consumer price index adjustment (CER/CVS)		(113,226)		485,628		891,866
Unrealized foreign exchange (loss) / gain		(229,426)		37,057		(5,914)
Decrease in government securities		839,152		1,589,476		1,267,505
Decrease / (Increase) in other assets		(122,938)		(27,441)		1,064,407
Increase / (Decrease) in other liabilities		(101,284)		(161,327)		162,287

Net cash provided by operating activities	Ps.	888,562	Ps.	2,449,766	Ps.	3,548,133

Cash Flow from investing activities:
(Increase) / Decrease in loans, net		1,501,309		(1,410,830)		894,129
Sales of investments in other companies		10,421		—		13,774
Increase in equity investments in other companies		(5,063)		(1,698)		—
Increase in deposits at the Argentine Central Bank		(76,838)		(45,941)		(36,169)
Additions to bank premises and equipment, miscellaneous, and intangible assets		(403,085)		(287,620)		(196,313)
Proceeds from sales of premises and equipment		30,337		30,381		13,838

Net cash (used in) / provided by investing activities	Ps.	1,057,081	Ps.	(1,715,708)	Ps.	689,259

Cash Flow from financing activities:
Capital Increase in subsidiaries from minority shareholders		—		299		—
Cash dividends paid in minority interests		(1,404)		(5,517)		(5,280)
Increase / (Decrease) in deposits, net		(57,029)		1,752,527		1,894,251
Borrowings under credit facilities — long-term		269,498		369,668		418,018
Payments on credit facilities — long-term		(743,476)		(1,823,464)		(687,024)
Decrease in short-term borrowings, net		(156,579)		(2,527,284)		(3,856,813)
Increase / (Decrease) in repurchase agreements		(376,645)		229,886		934,408

Net cash used in financing activities	Ps.	(1,065,635)	Ps.	(2,003,885)	Ps.	(1,302,440)
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Cash Flows — Continued
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)

	December 31,
	2008		2007		2006
Increase / (Decrease) in cash and cash equivalents, net	Ps.	880,008	Ps.	(1,269,827)	Ps.	2,934,952
Cash and cash equivalents at the beginning of the year		3,766,207		4,988,198		2,046,836
Effect of exchange rate changes on cash and cash equivalents		149,168		47,836		6,410

Cash and cash equivalents at the end of the year	Ps.	4,795,383	Ps.	3,766,207	Ps.	4,988,198

Supplemental disclosures relative to cash flows:
Interest paid	Ps.	1,227,389	Ps.	951,134	Ps.	734,756
Income tax paid	Ps.	64,914	Ps.	32,996	Ps.	20,074
Minimum Presumed Income Tax (*)	Ps.	19,767	Ps.	31,353	Ps.	30,031
Non-Cash Investing and financing activities — Trust Interest	Ps.	159,376	Ps.	98,121	Ps.	99,573

(*)	The MPIT is calculated based on assets and can be credited against future income tax.
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)

					Inflation							(Accumulated
					adjustments to							deficit) /		Total
	Capital		Paid in		Capital Stock and		Treasury	Profit reserves				Retained		Shareholders’
	Stock		Capital		Paid in Capital		Stock	Legal		Other		earnings		Equity
Balance at December 31, 2005	Ps.	1,241,407		—	Ps.	278,131	—	Ps.	—	Ps.	—	Ps.	107,238	Ps.	1,626,776

Distribution of retained earnings by the shareholders’ meeting on April 27,2006
Legal Reserve		—		—		—	—		34,855		—		(34,855)		—
Discretionary Reserve		—		—		—	—		—		72,383		(72,383)		—
Purchase of treasury stock		(1,614)		—		(362)	1,976		—		—		—		—
Sales of treasury stock		1,614		606		362	(1,976)		—		—		—		606
Net loss for the year		—		—		—	—		—		—		(18,914)		(18,914)

Balance at December 31, 2006	Ps.	1,241,407	Ps.	606	Ps.	278,131	—	Ps.	34,855	Ps.	72,383	Ps.	(18,914)	Ps.	1,608,468

Absorption approved by the shareholders’ meeting on April 26.2007		—		—		—	—		—		(18,914)		18,914		—
Net Income for the year		—		—		—	—		—		—		46,037		46,037

Balance at December 31, 2007	Ps.	1,241,407	Ps.	606	Ps.	278,131	—	Ps.	34,855	Ps.	53,469	Ps.	46,037	Ps.	1,654,505

Distribution of retained earnings by the shareholders’ meeting on April 29,2008
Legal Reserve		—		—		—	—		2,302				(2,302)		—
Discretionary Reserve		—		—		—	—		—		43,735		(43,735)		—
Valuation Differences									—		14,421		—		14,421
Net Income for the year		—		—		—	—		—				176,819		176,819

Balance at December 31, 2008	Ps.	1,241,407	Ps.	606	Ps.	278,131	—	Ps.	37,157	Ps.	111,625		176,819		1,845,745

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
1. Basis of Presentation.
Grupo Financiero Galicia S.A. (“Grupo Galicia”, the “Company” or the “Group”) is a corporation that is organized under the laws of Argentina and acts as a holding company for Banco de Galicia y Buenos Aires S.A. and its subsidiaries (“Banco Galicia” or the “Bank”). Grupo Galicia was formed by the controlling shareholders of the Bank on September 14, 1999 to consummate an exchange of shares with the shareholders of Banco Galicia and establish Grupo Galicia as the Bank’s holding company. Grupo Galicia was formed with two classes of shares: Class A shares, which are entitled to 5 votes per share, and Class B shares, which are entitled to 1 vote per share. To effect the exchange, Grupo Galicia offered to exchange Grupo Galicia class B shares for all outstanding Banco Galicia class B shares on a 2.5-for-1 basis and to exchange Grupo Galicia ADSs for all outstanding Banco Galicia ADSs on a 1-for-1 basis. The controlling shareholders retained all of the class A shares. As a result of the exchange, which was consummated on July 26, 2000, the Company became holder of 93.23% of the Bank’s capital stock, and the remaining 6.77% remained as a minority interest in the Bank. At December 31, 2008 and 2007, the Company’s interest in Banco Galicia as a result of open market purchases was 94.659191%.
Banco Galicia is a private-sector commercial bank organized under the laws of Argentina which provides general banking services, through its branches, to corporate and retail customers.
Grupo Galicia’s consolidated financial statements as of December 31, 2008 and 2007 include the assets, liabilities and results of the controlled companies detailed below. The percentages directly or indirectly held in those companies’ capital stock are as follows:

Issuing Company	December 31, 2008	December 31, 2007
Grupo Financiero Galicia S.A.
Net Investment S.A.	99.33%	99.33%
Galicia Warrants S.A.	99.33%	99.33%
Sudamericana Holding S.A.	99.33%	99.33%
Galval Agente de Valores S.A.	100.00%	100.00%
GV Mandataria de Valores S.A.	100.00%	—
Banco de Galicia y Buenos Aires S.A.	94.66%	94.66%
Banco Galicia Uruguay S.A.	94.66%	94.66%
Tarjetas Regionales S.A.	94.66%	94.66%
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	94.66%	94.66%
Galicia (Cayman) Ltd.	94.66%	94.66%
Galicia Pension Fund S.A.	94.66%	94.66%
Tarjetas del Mar S.A.	94.65%	94.65%
Galicia Valores S.A. Sociedad de Bolsa	94.65%	94.65%
Galicia Factoring y Leasing S.A.	94.64%	94.64%
Tarjeta Naranja S.A.	75.73%	75.73%
Cobranzas Regionales S.A.	73.40%	73.40%
Tarjetas Cuyanas S.A.	56.80%	56.80%
Tarjeta Naranja Dominicana S.A.	37.86%	37.86%
The financial statements of the controlled companies were adapted to the accounting and disclosure standards set by the Argentine Central Bank and cover the same period as that of the financial statements of the Group.
Intercompany transactions have been eliminated for the purposes of these statements.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
2. Significant Accounting Policies.
The accounting policies and financial statements presentation conform to the rules of the Argentine Central Bank which prescribes the generally accepted accounting principles for all banks in Argentina (the “Argentine Banking GAAP”). This differs in certain significant respects from generally accepted accounting principles in Argentina applicable to enterprises in general (“Argentine GAAP”) (see Note 33) and from generally accepted accounting principles in the United States of America (“US GAAP”). (see Note 35 ).
Certain required disclosures have not been presented herein since they are not material to the accompanying financial statements. In addition, certain presentations and disclosures, including the statements of cash flows, have been included in the accompanying financial statements to comply with the Securities and Exchange Commission’s regulations for foreign registrants.
Certain reclassifications of prior years information have been made to conform to current year presentation.
Such reclassifications do not have a significant impact on the Group’s financial statements.
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
2.2 Foreign Currency.
Foreign currency is stated at the U.S. dollar rate of exchange set by the Argentine Central Bank, prevailing at the close of operations on the last business day of each year.
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
For the fiscal years ended December 31, 2008, 2007 and 2006
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
a) Holdings of investment securities include Boden 2012 Bonds received within the scope of Sections 28 and 29 of Decree No. 905/02 recorded at their “technical value” (face value plus accrued interest according to the contractual terms of the instrument).
The same criterion was applied to holdings of such bonds used in repo transactions and to bonds to be received recorded under “Other receivables resulting from financial brokerage” and “Miscellaneous Receivables”.
b) Trading securities are marked to market, and any difference between book value and their market price is recognized as a gain or loss in the income statement.
Boden 2013 Bonds, Boden 2015 Bonds and Bocon Provisional are considered trading securities and they are recorded at market value.
c) As of December 31, 2008 and 2007, the Group classifies the following investments as “without quotation”:
Discount Bonds and GDP-Linked Negotiable Securities: The Bank decided to participate in the exchange offered by the National Government, within the framework of the Argentine debt restructuring, opting to exchange its holdings of Argentine Republic Medium-Term External Notes (the “External Notes”) Series 74 and 75, for a face value of US$ 280,471, for “Discount Bonds in Pesos” and “GDP-Linked Negotiable Securities”.
The acceptance of this offer implied receiving new debt instruments for an original principal amount equal to 33.7% of the non-amortized principal as of December 31, 2001, plus past due and unpaid interest up to that date.
As of December 31, 2008 and 2007, the securities received were recorded at the lower of (i) the total future nominal cash payments, specified by the terms and conditions of the new securities, and (ii) the carrying value of the securities tendered as of March 17, 2005, equivalent to the present value of the Bogar Bonds’ cash flows at that date.
This valuation is reduced in the amount of the received payments. Accrued interest is not recognized. As of December 31, 2008, the holdings of these securities were mainly used for repo transactions.
d) Securities issued by the Argentine Central Bank: Accrued interest over those securities classified as “without quotation” are recorded according to their internal rate of return.
In addition, the securities issued by the Argentine Central Bank with quotation were recorded at the fiscal year-end closing market price for each security.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
National Secured Loans
On November 6, 2001 the Bank participated in the exchange of Argentine government securities and loans for new loans called “Secured Loans,” which are recorded under “Loans — Non-Financial Public Sector” in these financial statements.
In accordance with Argentine Central Bank’s regulations, Secured Bonds have been recorded at the lower of their present value and their technical value. The “present value” is defined as the “net present value” of a cash flow structure determined under contractual conditions and discounted at a rate set by the Argentine Central Bank, which, as of December 31, 2008 and 2007 was 9.6% and 6.5%, respectively.
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
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
2.7 Provisions for Contingencies.
The Group has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Group’s estimates of the outcomes of these matters and the Group’s lawyers’ experience in responding, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Group’s future results of income and financial condition or liquidity.
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
For the fiscal years ended December 31, 2008, 2007 and 2006
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
Effective December 2005, the Argentine Central Bank authorized to financial institutions that granted, as from that date, new commercial loans with an average life of more than 2 years, to defer the amortization of these amparo claims. The maximum amount to be deferred cannot exceed 50% of the growth of the new commercial loans nor 10% of financial institutions’ computable regulatory capital (“RPC”). In addition, banks will not be able to reduce the amount of the rest of their commercial loan portfolio. Such deferral can be applied until December 2008. The remaining balance at that date will be amortized over a period of up to 36 months, on a straight-line basis. Pursuant to this regulation, as of December 2008 and 2007, Banco Galicia had deferred Ps.209,661 and Ps.179,041, respectively.
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
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
2.12 Minimum Presumed Income Tax and Income Tax.
Effective 1998, a Minimum Presumed Income Tax (“MPIT”) was established as a complementary component of income tax obligations. MPIT is a minimum taxation, which assesses at the tax rate of 1% of certain assets. Ultimately, the tax obligation will be the higher of MPIT and income tax. For financial entities, the taxable basis is 20% of their computable assets. If in a fiscal year, the MPIT obligation exceeds the income tax liability, the surplus will be available as a credit against future income tax.
The Bank has recognized the amount paid in the year and the accumulated amount paid in prior years as an asset for future tax deductions.
Based on the provisions set forth by the Argentine Central Bank, the Group recorded an asset related to the MPIT amounting to Ps.284,421 as of December 31, 2008 and Ps.258,515 as of December 31, 2007.
Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and therefore income taxes for Banco Galicia are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-bank subsidiaries had recognized a deferred tax asset as of December 31, 2008 and 2007.
2.13 Statements of Cash Flows.
The consolidated statements of cash flows were prepared using the measurement methods prescribed by the Argentine Central Bank and in accordance with the presentation requirements of Statement of Financial Accounting Standards No. 95: Statement of Cash Flows (“SFAS No. 95”).
Effective May 14, 2007, and in accordance with the rules established by the Argentine Central Bank, the Group was required to change the policy for determining which items are treated as cash equivalents in the preparation of the statement of cash flows. The Group has defined that short-term, highly liquid investments with an original maturity of less than three months are treated as cash equivalents. Therefore, the Group has adjusted the consolidated statements of cash flows for the fiscal year ended December 31, 2006, in order to reflect the change in accounting principles for comparatives purposes.
Cash and cash equivalents include cash and due from banks and highly liquid investments with an original maturity of less than three months.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
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
The minimum cash requirement at the end of each fiscal year was as follows (as measured in average daily balances):

	December 31,
	2008		2007

Peso balances	Ps.	1,713,396	Ps.	1,573,904
Foreign currency balances		1,328,983		868,529
Certain of the Group’s other assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

	December 31,
	2008		2007

Funds and securities pledged under various arrangements	Ps.	1,992,080	Ps.	1,218,993
Shares on equity investments (*)		5,250		5,250
Deposits in the Argentine Central Bank, restricted under Argentine Central Bank regulations		3,055		1,937
Loans pledged and real property granted as collateral-Banco Galicia Uruguay S.A. (**)		65,468		120,639
Loans granted as collateral(***)		157,693		—

Total	Ps.	2,223,546	Ps.	1,346,819

(*)	Shares over which transferability is subject to prior approval of the National or Provincial authorities, as applicable, under the terms of certain concession contracts signed.

(**)
Under a fixed pledged agreement signed on July 24, 2003 and registered with the Registry of Property — Movable Property — Pledges Division of Montevideo — Uruguay, on August 5, 2003, Galicia Uruguay S.A.’s credit rights against all of its debtors have been pledged in favor of the holders of transferable time deposit certificates and/or negotiable obligations issued in compliance with the debt restructuring plan approved.

(***)
As of December 31, 2008, the Bank has recorded Ps.266,686 as collateral for credit lines granted by the IFC, and the related transactions have been allocated to the resources provided by the IFC. As collateral for the requested funds, the Bank used secured loans for a face value of US$ 51,000, equivalent to a cash amount of Ps.157,693, through the Argentine Central Bank, to the Subsecretaría de la Micro, Pequeña y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for Small and Medium Companies. As of December 31, 2008, balance of secured loans was Ps.87,222.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
The Bank, as a shareholder of Aguas Cordobesas S. A. and proportionally to its 10.833% interest, is jointly responsible for the contractual obligations arising from the concession contract during the entire term thereof. Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, the Bank may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by the Bank.
During September 2008, the Group’s interest in Aguas Argentinas S. A. and Aguas Provinciales de Santa Fe S. A. (in liquidation) were sold, and therefore contingent obligations assumed regarding said investments have been extinguished. As of December 31, 2007, such interest was fully provisioned, while the provisions corresponding to the debtor’s status in accordance with the applicable regulations have been established for the credits against these companies.
During fiscal year 2008, the Bank recorded a profit of Ps.23,409 as a result of the above-mentioned transaction.
4. Interest-Bearing Deposits with Other Banks.
As of December 31, 2008 and 2007, the overnight foreign bank interest-bearing deposits included under the caption “Loans — Other” amounted to Ps.317,278 and Ps.159,252, respectively.
5. Government and Corporate Securities.
Government and corporate securities consist of the following at the respective balance sheet dates:

	December 31,
	2008		2007
Government Securities
For trading purposes:
Government Bonds	Ps.	362,716	Ps.	38,991
Other		430		—

Total trading securities	Ps.	363,146	Ps.	38,991

In investment accounts
Government Bonds (Boden 2012 Bonds)		542,876		1,303,437
Securities issued by the Argentine Central Bank		5,816		—

Total securities in investment accounts	Ps.	548,692	Ps.	1,303,437

Securities issued by the Argentine Central Bank
Securities with quotation		29,965		312,383
Securities without quotation		520,239		36,374

Total Securities issued by the Argentine Central Bank	Ps.	550,204	Ps.	348,757

Without quotation
Government Bonds		69,772		1,872

Total Without quotation securities		69,772		1,872

Total government securities	Ps.	1,531,814	Ps.	1,693,057

Corporate Securities
Shares		—		5
Marketable Negotiable obligations		56		—
Mortgage Bonds		—		968

Total corporate securities	Ps.	56	Ps.	973

Total government and corporate securities	Ps.	1,531,870	Ps.	1,694,030

As of December 31, 2008, Boden 2012 Bonds and Discount Bonds sold under repurchase agreements amounted to Ps.1,012,868 and Ps.311,269, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
As of December 31, 2007, Boden 2012 Bonds and Discount Bonds sold under repurchase agreements amounted to Ps.1,009,524 and Ps.546,482, respectively.
During the fiscal year ended December 31, 2008 and 2007, the Group sold US$19,100 and US$274,900 of face value of Boden 2012 Bonds.
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
As of December 31, 2008 and 2007, the classification of the Group’s loan portfolio was as follows:

	December 31,
	2008		2007

Non-financial public sector	Ps.	1,373,642	Ps.	1,265,466
Financial sector (Argentine)		148,115		110,028
Non-financial private sector and residents abroad		10,779,630		10,654,142
- With preferred guarantees		1,332,798		1,289,818
- With other guarantees		1,546,237		1,864,482
- Unsecured		7,900,595		7,499,842

Subtotal		12,301,387		12,029,636

Allowance for loan losses (See Note 7)		(526,801)		(428,607)

Total	Ps.	11,774,586	Ps.	11,601,029

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
The Bank also records its loan portfolio by industry segment. The following industry segments comprised the most significant loan concentrations as of December 31, 2008 and 2007, respectively:

	December 31,
	2008	2007

Financial Sector	3.95%	2.25%
Services	18.23%	19.68%
Primary Products	10.90%	10.59%
Consumer	43.23%	36.76%
Retail Trade	4.39%	6.02%
Wholesale Trade	5.28%	7.13%
Construction	0.67%	2.24%
Manufacturing	12.99%	15.09%
7. Allowance for Loan Losses.
The activity in the allowance for loan losses for the fiscal years ended December 31, 2008, 2007 and 2006, was as follows:

	December 31,
	2008		2007		2006

Balance at beginning of year	Ps.	428,607	Ps.	327,042	Ps.	427,911
Provision charged to income		384,606		248,415		105,312
Recoveries		(6,510)		(21,556)		(32,492)
Foreign exchange effect and other adjustments		9,289		131		27,113
Loans charged off		(289,191)		(125,425)		(200,802)

Balance at end of year	Ps.	526,801	Ps.	428,607	Ps.	327,042

Certain loans, principally small loans, are charged directly to income and are not reflected in the activity in the allowance for loan losses. The “Loan loss provision” in the accompanying statements of income includes:

	December 31,
	2008		2007		2006

Provisions charged to income	Ps.	384,606	Ps.	248,415	Ps.	105,312
Direct charge-offs		7,307		4,334		3,338
Other receivable losses		2,545		1,413		788
Financial leases		931		1,340		1,431

	Ps.	395,389	Ps.	255,502	Ps.	110,869

The Bank has entered into certain troubled debt restructuring agreements with customers. The Bank has eliminated any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses. Loans under such agreements amounted to Ps.240,917, Ps.285,786 and Ps.403,249 as of December 31, 2008, 2007 and 2006, respectively.
8. Other Receivables Resulting from Financial Brokerage.
The composition of other receivables from financial brokerage, by type of guarantee, is as follows:

	December 31,
	2008		2007

Preferred guarantees, including deposits with The Argentine Central Bank	Ps.	338,189	Ps.	234,939
Other guarantees		1,588		76
Unsecured		3,796,245		3,381,125
Less: Allowance for doubtful accounts		(12,252)		(19,170)

	Ps.	4,123,770	Ps.	3,596,970

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
The breakdown of the caption “other” included in the balance sheet was as follows:

	December 31,
	2008		2007

Mutual funds	Ps.	39,443	Ps.	59,256
Galtrust I		633,996		600,909
Other financial trust participation certificates		971,064		828,318
Accrued commissions		19,015		15,836
Others		511,276		348,265

	Ps.	2,174,794	Ps.	1,852,584

9. Equity Investments.
Equity investments in other companies consisted of the following as of the respective balance sheet dates:

	December 31,
	2008		2007

In Financial Institutions, complementary and authorized activities
Banelco S.A.	Ps.	8,453	Ps.	7,852
Visa Argentina S.A.		2,576		951
Mercado de Valores de Buenos Aires S.A.		8,142		8,141
Banco Latinoamericano de Exportaciones S.A.		1,712		1,562
Others		861		2,429

Total equity investments in Financial Institutions, complementary and authorized activities	Ps.	21,744	Ps.	20,935

In Non-financial Institutions
Aguas Argentinas S.A (*)	Ps.	—	Ps.	23,370
Electrigal S.A.		5,455		5,455
Aguas Provinciales de Santa Fe S.A (*)		—		10,771
A.E.C. S.A.		14,244		10,656
Aguas Cordobesas S.A.		8,911		8,911
Other		1,376		5,049

Total equity investments in non-financial institutions	Ps.	29,986	Ps.	64,212

Allowances	Ps.	(3,211)	Ps.	(41,357)

Total Equity investments	Ps.	48,519	Ps.	43,790

(*)	In September 2008, the Group sold its equity investments in these companies. (See note 3)
10. Fixed Assets and Intangible Assets.
The major categories of Grupo Galicia’s premises and equipment and accumulated depreciation, as of December 31, 2008 and 2007, were as follows:

	December 31,
	2008		2007

Land and buildings	Ps.	890,660	Ps.	782,787
Furniture and fittings		182,205		165,470
Machinery and equipment		305,187		280,044
Vehicles		1,243		1,202
Others		6,202		7,052
Accumulated depreciation		(514,228)		(493,423)

	Ps.	871,269	Ps.	743,132

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
Depreciation expense recorded for the fiscal years ended December 31, 2008, 2007 and 2006, was Ps.61,910, Ps.49,952 and Ps.37,095, respectively.
The major categories of intangible assets as of December 31, 2008 and 2007, were as follows:

	December 31,
	2008		2007

Goodwill, net of accumulated amortization of Ps.164,790 and Ps.144,328 , respectively	Ps.	37,804	Ps.	58,266
Organization and development expenses, net of accumulated amortization of Ps.163,157 and Ps.170,610 respectively		212,301		113,028
Legal actions related to the payment of deposits (“amparo claims”), net of accumulated amortization of Ps.469,382 and Ps.429,836 , respectively (see Note 2.10)		316,874		277,024

	Ps.	566,979	Ps.	448,318

Total amortization expenses for the fiscal years ended December 31, 2008, 2007 and 2006, was Ps.97,957, Ps.163,994 and Ps.55,382, respectively.
Organization and development expenses included software and the related implementation services purchased from third parties, with a net book value of Ps.139,722, Ps.79,114 and Ps.52,166 at December 31, 2008, 2007 and 2006, respectively.
The table below shows the components of goodwill by type of activity and reportable segment (see note 31) for the periods presented.

	December 31,
	2008		2007

Banking		37,139		47,932
Regional Credit Card companies		665		10,334

	Ps.	37,804	Ps.	58,266

11. Miscellaneous Assets.
Miscellaneous assets consisted of the following as of December 31, 2008 and 2007:

	December 31,
	2008		2007

Construction in progress	Ps.	24,857	Ps.	53,331
Deposits on fixed asset purchases		20,955		22,285
Stationery and supplies		9,607		6,249
Real estate held for sale		7,326		7,571
Others		15,878		23,139

	Ps.	78,623	Ps.	112,575

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
12. Allowances and Provisions.
Allowances on other assets and reserves for contingencies were as follows:

	December 31,
	2008		2007

Allowances against asset accounts:
Other receivables resulting from financial brokerage, for collection risk (a)		12,252		19,170
Assets under financial leases (a)		4,699		3,768
Equity investments in other companies (b)		3,211		41,357
Miscellaneous receivables, for collection risk (a)		81,298		85,588

Reserves for contingencies:
For severance payments (c)		3,212		2,477
Litigations (d)		32,125		28,694
Other contingencies		189,936		114,448
Sundry liabilities arising from credit card activities (e)		31,849		24,110
Other commitments (f)		211		354

Total reserves for contingencies	Ps.	257,333	Ps.	170,083

(a)	Based upon an assessment of debtors’ performance, the economic and financial situation and the guarantees collateralizing their respective transactions.

(b)	Includes the estimated losses due to the excess of the cost plus dividend method over the equity method in non-majority owned equity investments.

(c)	Estimated amounts payable under labor lawsuits filed against the Bank by former employees.

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

At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP), the Revenue Board of the Province of Córdoba and the Municipalities of the cities of Mendoza and San Luis are in the process of conducting audits, with respect to claims made by such agencies, regarding taxes applicable to Credit Cards issuing companies. The amount claimed for such reason, adjusted as of December 31, 2008, totals Ps.31,659, approximately.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless.

However, since the final outcome of these measures cannot be foreseen, provisions have been set up to cover such contingencies. Therefore, both companies are taking the corresponding administrative and legal steps in order to solve such issues.

(f)	Represents contingent commitments in connection with customers classified in categories other than the “normal” categories under Argentine Banking GAAP.

At the date of these consolidated financial statements, there are several review and assessment processes ongoing, at different progress stages, initiated by the provincial and Autonomous City of Buenos Aires’ Tax Authorities related to the turnover tax, mainly corresponding to fiscal year 2002, and basically in connection with the Compensatory Bond set forth by the National Government in order to compensate financial institutions for the losses resulting from the asymmetric pesification of loans and deposits.

The Bank has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings. These proceedings and their possible effects are constantly being monitored by the management division. Even though the foregoing has not been finally resolved yet, the Bank considers it has complied with its tax liabilities in full pursuant to current regulations, since it is not possible to foresee the final outcome, the Bank has established provisions deemed suitable according to each process’s status.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)

13.	Other Liabilities Resulting from Financial Brokerage- Banks and International Entities, and Loans from Domestic Financial Institutions
The Bank also borrows funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

	December 31,
	2008		2007
Description
Bank and International Entities
Contractual long-term Liabilities
Floating Rate Bank Loans 2010	Ps.	5,507	Ps.	8,318
Floating Rate Bank Loans 2014		86,078		78,266
Floating Rate Bank Loans 2019		6,239		5,276
Internacional Finance Corp. (I.F.C.)		267,067		113,444
Loan Merrill Lynch		214,086		251,920
Other lines from foreign banks		7,943		2,096

Total long-term liabilities	Ps.	586,920	Ps.	459,320

Contractual short-term liabilities:
Other lines from foreign banks		354,563		257,996

Total short-term liabilities	Ps.	354,563	Ps.	257,996

Total Banks and International Entities	Ps.	941,483	Ps.	717,316

Domestic and Financial Institutions
Contractual long-term liabilities:
BICE (Banco de Inversión y Comercio Exterior)		5,056		15,805
Other lines from domestic banks		199,873		164,007

Total long-term liabilities	Ps.	204,929	Ps.	179,812
Contractual short-term liabilities:
Other lines from credit from domestic banks		43,621		33,227

Total short-term liabilities	Ps.	43,621	Ps.	33,227

Total Domestic and Financial Institutions	Ps.	248,550	Ps.	213,039

TOTAL	Ps.	1,190,033	Ps.	930,355

Accrued interest on the above liabilities in the amount of Ps.14,284 and Ps.15,928 as of December 31, 2008 and 2007, respectively, is included in “Others” under the caption “Other Liabilities Resulting from Financial Brokerage” in the accompanying balance sheet.
Long-term debt of Ps.778,850 corresponds mainly to: (a) debt issued as a result of the Bank’s foreign debt restructuring completed in May 2004 for Ps.97,824, (b) loan from Merrill Lynch for Ps.214,086 to purchase shares issued by Banco Galicia to as part of the capital increase (c) debt with domestic banks for Ps.199,873 of the regional credit-card companies and (d) a line of credit from the IFC for Ps.267,067, for financing investment projects.
As of December 31, 2008, the loan from Merrill Lynch for Ps.214,086 carry interest at fixed rate of 7.75%. On January 7, 2009, the loan, which matures on July 25, 2009, was repaid in advance through a sole and final payment of US$ 39,100, with own funds and funds from financing granted by local institutions.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
As of December 31, 2008, maturities of the above long-term loans for each of the following five fiscal years and thereafter were as follows:

Contractual long-term Liabilities
2009		301,745
2010		175,138
2011		113,658
2012		82,440
2013		73,317
Thereafter		45,551

	Ps.	791,849

14. Other Liabilities Resulting from Financial Brokerage — Negotiable Obligations.
The amounts outstanding and the terms corresponding to outstanding negotiable obligations at the dates indicated were as follows:

		Annual
		Interest	December 31,
Negotiable Obligations (1)	Maturity	Rate	2008		2007
Contractual Long-term liabilities:
9% Notes Due 2003(*) (Semi-annual interest, principal payable at maturity)	2003	9.00%		5,813		12,106
Banco Galicia — Note 2010 - Libor +350 BP (Semi-annual interest)	2010	6.65%		353,755		536,594
Banco Galicia Uruguay S.A. Unsubordinated (restructured deposits) (Annual interest, principal payable every year)	Various	Various		54,305		114,957
Banco Galicia — Note 2014 (Semi — annual interest)	2014	7.00%		933,106		944,404
Banco Galicia — Subordinated Note 2019 (Semi-annual interest, principal payable at maturity)	2019	11.00%		986,969		855,258
Tarjeta Naranja Class II (Interest fixed, semi-annual interest- principal payable every six months)	2008	17.00%		—		40,075
Tarjeta Naranja Class IV (Interest fixed, semi-annual interest- principal payable every six months)	2011	15.50%		229,821		307,900
Tarjeta Cuyanas S.A. Serie XVIII (Interest fixed, semi-annual interest- principal payable every six months)	2012	12.00%		139,128		197,855
Tarjeta Naranja Class VII (Fixed Interest, principal payable at maturity)	2009	10,50%		61,355		—

Total long-term liabilities			Ps.	2,764,252	Ps.	3,009,149

Contractual Short-term liabilities:
Tarjeta Naranja Class VIII (Fixed Interest, principal payable at maturity)	2009	11,00%		69,058		—
Tarjetas Cuyanas S. XIX (Fixed Interest, principal payable at maturity)	2009	14,00%		39,797		—
Tarjeta Naranja Class V (Fixed Interest, principal payable at maturity)	2008	8.25%		—		36,340

Total short-term liabilities				108,855		36,340

			Ps.	2,873,107	Ps.	3,045,489

(1)	Only principal, except for Subordinated Obligations which include accrued interest for Ps.51,765.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
As of December 31, 2008 and 2007, interest and principal on all of the above debt securities were payable in U.S. dollars except for Tarjeta Naranja’s Class II and IV Notes and Tarjetas Cuyanas’ Class XVIII Notes, which were payable in Pesos.
Accrued interest on the above liabilities for Ps.59,352 and Ps.60,068 as of December 31, 2008 and 2007, respectively, was included in “Other” under the caption “Other Liabilities Resulting from Financial Brokerage “ in the accompanying balance sheet.
Long-term negotiable obligations as of December 31, 2008 mature as follows:

Past due (*)		5,813
2009		442,274
2010		464,329
2011		364,233
2012		231,142
2013		221,205
Thereafter		1,035,256

Total	Ps.	2,764,252

(*)	Corresponds to past due debt not yet restructured.
15. Balances in Foreign Currency.
The balances of assets and liabilities denominated in foreign currencies (principally in U.S. dollars) were as follows:

	December 31,
	2008		2007
Assets:
Cash and due from banks	Ps.	1,806,827	Ps.	1,481,130
Government and corporate securities		672,354		1,303,518
Loans		1,998,358		1,755,230
Other receivables resulting from financial brokerage		1,630,433		1,170,778
Assets under financial leases		23,541		—
Equity investments in other companies		1,762		3,186
Miscellaneous receivables		995,257		570,780
Bank premises and equipment		4,990		10,928
Miscellaneous assets		297		41
Intangible assets		601		974
Unallocated items		2,791		4,166
Other assets		129		252

Total	Ps.	7,137,340	Ps.	6,300,983

Liabilities:
Deposits	Ps.	2,386,180	Ps.	2,044,743
Other liabilities resulting from financial brokerage		4,031,939		4,035,208
Miscellaneous liabilities		14,746		16,381
Subordinated Negotiable Obligations		986,969		855,258
Provisions		8,244		1,182
Unallocated items		3,519		1,205
Other Liabilities		85		83

Total	Ps.	7,431,682	Ps.	6,954,060

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
16. Transactions with Related Parties.
The Group has granted loans to certain related parties including related officers, equity-method investees and consolidated companies. Total loans outstanding as of December 31, 2008 and 2007, amounted to Ps. 75,549 and Ps. 41,043, respectively, and the change from December 31, 2007 to December 31, 2008, reflects payments amounting to Ps.2,519 and advances of Ps.35,660. Furthermore, there were CER adjustments and foreign exchange differences of Ps.1,365 on the above-mentioned portfolio between those dates.
Such loans were made in the ordinary course of business at normal credit terms, including interest rates and collateral requirements, and, in management’s opinion, such loans represent normal credit risk.
17. Breakdown of Captions Included in the Income Statement.

	December 31,
	2008		2007		2006
Financial Income

Interest on other receivables resulting from financial brokerage:
Interest on purchased certificates of deposits		6,033		5,374		3,667
Compensatory Bond		—		3,699		150,737
Additional interest on current accounts and special accounts with the Argentine Central Bank		12,241		19,621		14,811
Advance payment-Leasing		12,332		5,708		1,512
Other		3,388		1,829		1,151

	Ps.	33,994	Ps.	36,231	Ps.	171,878

Other
Premiums on forward purchases of Government securities under repos		7,013		2,863		3,548
Interest on pre-export and export financing		69,238		57,447		34,669
Result from other credits by financial brokerage		11,076		71,667		—
Leasing		80,036		46,534		33,268
Net position of valuation public sector loans		9,157		—		—
Net position of forward transactions in pesos		95,433		—		—
Other		2,135		4		1,209

	Ps.	274,088	Ps.	178,515	Ps.	72,694

Financial Expenses

Interest on other liabilities resulting from financial brokerage:
Interest on negotiable obligations		187,320		240,569		225,903
Interest on other liabilities resulting from financial brokerage from other banks and international entities		109,706		73,017		91,556

	Ps.	297,026	Ps.	313,586	Ps.	317,459

Other interest
Interest on Argentine Central Bank loans		—		5,782		109,459
CER adjustment on Argentine Central Bank advances		—		34,766		69,156
Other		3,313		5,300		7,963

	Ps.	3,313	Ps.	45,848	Ps.	186,578

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)

	December 31,
	2008		2007		2006
Other
Premiums on repo transactions		84,823		68,727		34,586
Contributions and taxes on financial income		112,373		66,028		52,865
Net position of valuation public sector loans		—		6,440		122,261
Net position of forward transactions in pesos		—		16,172		1,868
Other		—		—		874

	Ps.	197,196	Ps.	157,367	Ps.	212,454

Income from services
Other
Commissions on credit cards		652,040		410,543		279,598
Safety rental		18,003		13,213		10,007
Insurance premiums		58,901		49,032		39,980
Other		70,856		51,143		38,408

	Ps.	799,800	Ps.	523,931	Ps.	367,993

Expenses for services
Other
Gross revenue taxes		74,339		52,504		36,671
Linked with credit cards		130,813		77,555		58,342
Other		14,348		9,837		5,278

	Ps.	219,500	Ps.	139,896	Ps.	100,291

Administrative expenses
Other operating expenses
Rentals		51,292		39,963		28,032
Electricity and communications		72,712		57,205		41,104
Maintenance and repair expenses		43,841		34,780		31,979
Security Services		42,255		31,752		23,490
Other operating expenses		39,119		26,916		20,412

	Ps.	249,219	Ps.	190,616	Ps.	145,017

Miscellaneous income
Other
Interest on miscellaneous receivables		39,382		19,875		58,143
Premiums and commissions from insurance business		276,019		115,567		59,984
Other		18,245		38,139		33,049

	Ps.	333,646	Ps.	173,581	Ps.	151,176

Miscellaneous losses
Other
Claims		1,821		1,191		1,288
Commissions and expenses on insurance business		119,045		52,019		53,074
Other		17,918		15,945		12,560

	Ps.	138,784	Ps.	69,155	Ps.	66,922

18. Income Taxes.
Income tax for the fiscal years ended December 31, 2008, 2007 and 2006, amounted to Ps.74,014, Ps.71,466 and Ps.94,238, respectively. The statutory income tax rate as of December 31, 2008, 2007 and 2006, was 35%. As of December 31, 2008, the Group had tax loss carryforwards in the approximate amount of Ps.2,283,251 that may reduce future year’s taxable income for income tax purposes. Such tax loss carryforwards expire over the following five years.
As of December 31, 2008 and 2007, the consolidated Group’s MPIT available to credit against future income tax amounts to Ps.284,421 and Ps.258,515, respectively. Such MPIT expire over the following ten years.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
19. Shareholders’ Equity and Restrictions Imposed on the Distribution of Dividends.
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
In addition, in such calculation, a financial institution will not be able to compute the temporary reductions in the capital affecting minimum capital requirements, computable regulatory capital or a financial institution’s capital adequacy.
As of December 31, 2008, the adjustments, which shall be made to Banco de Galicia y Buenos Aires S.A.’s Retained Earnings, pursuant to the Argentine Central Bank’s regulations, are as follows:
•	The positive difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price: Ps.(2,520,934).

•	The amount of the assets representing losses from lawsuits related to deposits: Ps. (316,874).
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
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
In turn, the shareholders of Tarjeta Naranja S.A., ratified the decision made by the Board of Directors and, set forth the following policy for the distribution of dividends: a) to keep under retained earnings those retained earnings corresponding to fiscal years prior to 2005 and, therefore, not to distribute them as dividends, and b) to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year from and after fiscal year 2005. These restrictions shall remain in force as long as this company’s shareholder’s equity is below Ps.300,000.
Also, Tarjeta Naranja S.A. agreed, pursuant to the terms and conditions of the Class II and IV Negotiable Obligations, not to distribute profits exceeding 50% of net income accrued during the fiscal year closest to the distribution date for which financial statements are available.
20. Minimum Capital.
Grupo Galicia is not subject to the minimum capital requirements established by the Argentine Central Bank.
In addition, Grupo Galicia meets the minimum capital requirements established by the Corporations Law, which amount to Ps.12.
Pursuant to Argentine Central Bank regulations, Banco Galicia is required to maintain a minimum capital, which is calculated by weighting the risks related to assets and to the balances of bank premises and equipment and miscellaneous and intangible assets.
As called for by Argentine Central Bank regulations, as of December 31, 2008 and 2007, the minimum capital requirements were as follows:

					Computable Capital as a %
	Minimum Capital.		Computable Capital.		of Minimum Capital.
December 31, 2008	Ps.	1,564,542	Ps.	2,552,269	163,13
December 31, 2007	Ps.	1,302,827	Ps.	2,357,135	180,92
21. Earnings per Share.
Earnings per share are based upon the weighted average of common shares outstanding of Grupo Galicia in the amount of 1,241,407 for the fiscal years ended December 31, 2008 and 2007 and 1,240,932 for the fiscal year ended December 31, 2006.
Earnings (loss) per share for the fiscal years ended December 31, 2008, 2007 and 2006, were 0.142, 0.037, and (0.015), respectively.
As of December 31, 2008, 2007 and 2006, there were no convertible negotiable obligations outstanding and therefore for the purposes of calculating earnings per share Grupo Galicia had a simple capital structure.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
22. Contribution to the Deposit Insurance System.
Law No. 24,485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.
The National Executive Branch through Decree No. 1127/98 dated September 24, 1998, extended this insurance system to demand deposits and time deposits of up to Ps.30 denominated either in pesos and/or in foreign currency.
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
As of January 1, 2005, the Argentine Central Bank set this contribution in 0.015%.
As of December 31, 2008, 2007 and 2006, the standard contribution to the Deposits Insurance System amounted to Ps.23,555, Ps.20,378 and Ps.15,771, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
23. Statements of Income and Balance Sheets.
The presentation of financial statements according to the Argentine Central Bank rules differs significantly from the format required by the Securities and Exchange Commission under Rules 210.9 to 210.9-07 of Regulation S-X (Article 9). The statements of income presented below discloses the categories required by Article 9 using Argentine Banking GAAP:

	December 31,
	2008		2007		2006
Interest income:
Interest and fees on loans (*)	Ps.	2,099,393	Ps.	1,505,134	Ps.	1,337,273
Interest and dividends on investment securities:
Tax-exempt		76,912		99,880		54,380
Interest on interest bearing deposits with other banks		8,765		14,895		874
Interest on other receivables from financial brokerage		163,420		158,767		272,635
Government securities and other trading gains (loss), net		71,515		46,396		258,098

Total interest income		2,420,005		1,825,072		1,923,260

Interest expense
Interest on deposits		794,037		583,873		440,784
Interest on securities sold under agreements to repurchase		84,823		68,736		34,586
Interest on short-term liabilities from financial intermediation		82,667		58,926		60,032
Interest on long-term liabilities from financial intermediation (*)		316,141		359,602		1,124,644

Total interest expense		1,277,668		1,071,137		1,660,046

Net interest income		1,142,337		753,935		263,214

Provision for loan losses, Net of reversals		313,188		172,470		28,628

Net interest income /(expense) after provision for loan losses		829,149		581,465		234,586

(*)	Includes CER/CVS adjustments.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)

	December 31,
	2008		2007		2006
Non-interest income:
Service charges on deposit accounts	Ps.	201,653	Ps.	160,534	Ps.	125,687
Credit-card service charges and fees		548,629		434,358		316,324
Other commissions		897,715		610,984		435,109
Income from equity in other companies		56,764		1,957		—
Premiums and commissions on insurance business		276,019		115,567		59,984
Gain on sale of other investment		—		—		93,575
Other		139,949		121,428		219,047

Total non-interest income	Ps.	2,120,729	Ps.	1,444,828	Ps.	1,249,726

Non-interest expense:
Commissions		309,808		204,867		144,240
Salaries and social security charges		805,197		540,643		415,406
Fees and external administrative services		161,192		125,502		102,799
Depreciation of bank premises and equipment		61,910		49,952		37,095
Personnel services		90,791		75,650		46,622
Rentals		51,292		39,963		28,032
Electricity and communications		72,712		57,205		41,104
Advertising and publicity		146,496		113,809		84,507
Taxes		324,475		214,006		158,352
Amortization of organization and development expenses		37,950		35,640		34,904
Loss from equity in other companies		—		—		14,362
Maintenance and repair expenses		43,841		34,780		31,979
Minority interest		35,812		32,119		19,016
Commissions and expenses on insurance business		119,045		52,019		53,072
Amortization of “Amparo claims”		39,545		108,667		—
Other Provisions and reserves		161,703		48,151		62,424
Other		237,276		175,817		135,074

Total non-interest expense	Ps.	2,699,045	Ps.	1,908,790	Ps.	1,408,988

Income before tax expense		250,833		117,503		75,324
Income tax expense		(74,014)		(71,466)		(94,238)

Net (loss) / income	Ps.	176,819	Ps.	46,037	Ps	(18,914)

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
Argentine Central Bank rules also require certain classifications of assets and liabilities, which are different from those required by Article 9. The following balance sheet presents Grupo Galicia’s balance sheet as of December 31, 2008 and 2007, as if they had followed Article 9 balance sheet disclosure requirements using Argentine Banking GAAP.

	December 31,
	2008		2007
Assets:
Cash and due from banks	Ps.	3,440,912	Ps.	3,008,009
Interest-bearing deposits in other banks		317,278		159,252
Federal funds sold and securities purchased under resale agreements or similar agreements		416,914		2,906
Trading account assets		989,565		476,195
Available for sale securities		4,325,448		4,743,676
Loans		12,951,627		12,444,276
Allowances for loan losses		(539,475)		(437,917)
Miscellaneous receivables		998,331		768,641
Fixed assets		871,269		743,132
Intangible Assets		566,979		448,318
Other assets		1,282,416		1,043,401

Total assets	Ps.	25,621,264	Ps.	23,399,889

Liabilities and Shareholders’ Equity:
Deposits	Ps.	13,953,478	Ps.	13,070,023
Short-term borrowing		507,039		327,563
Other liabilities		368,278		744,896
Amounts payable for spot and forward purchases to be settled		1,014,120		1,273,308
Other liabilities resulting from financial brokerage		3,394,246		1,969,060
Long-term debt		3,556,101		3,648,281
Miscellaneous Liabilities		478,720		324,583
Contingent liabilities		257,333		170,083
Minority interest in Consolidated Subsidiaries		246,204		217,587
Common stock		1,241,407		1,241,407
Other shareholders’ equity		604,338		413,098

Total liabilities and shareholders’ equity	Ps.	25,621,264	Ps.	23,399,889

The carrying value and market value of each classification of available-for-sale securities in the Article 9 balance sheet were as follows.

	December 31, 2008						December 31, 2007
			Unrealized							Unrealized
	Carrying value		Gains/(Losses)		Market value		Carrying value			Gains/(Losses)	Market value
Boden 2012 Bonds - Compensatory Bond and Hedge Bond		2,350,815		—		1,253,440		2,744,256		(47,694)		2,437,796
GalTrust I		633,996		—		67,881		600,909		(97,166)		295,325
Discount Bonds		641,804		—		161,531		671,492		34,020		312,087
Other assets		698,833		20,241		567,174		727,019		(32,981)		672,132

TOTAL	Ps.	4,325,448	Ps.	20,241	Ps.	2,050,026	Ps.	4,743,676	Ps	(143,821)	Ps.	3,717,340

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
The maturities as of December 31, 2008, of the available-for-sale government securities and the GalTrust I and other assets included in the Article 9 balance sheet were as follows:

	December 31, 2008
					Maturing after		Maturing after
			Maturing within		1 year but within		5 years but within		Maturing after
	Carrying Value		1 year		5 years		10 years		10 years
Boden 2012 Bonds – Compensatory Bond and Hedge Bond	Ps.	2,350,815	Ps.	587,704	Ps.	1,763,111	Ps.	—	Ps.	—
GalTrust I		633,996		—		32,560		601,436		—
Discount Bonds		641,804		—		—		—		641,804
Participation Certificates		461,714		306,849		154,865		—		—
Debt Securities		88,234		64,912		6,600		16,722		—
Other assets		148,885		148,885		—		—		—

TOTAL	Ps.	4,325,448	Ps.	1,108,350	Ps.	1,957,136	Ps.	618,158	Ps.	641,804

24. Operations by Geographical Segment.
The main financial information, classified by country where transactions originate, is shown below. Most of the transactions originated in the Republic of Uruguay were with Argentine citizens and enterprises, and were denominated in U.S. dollars. Transactions between different geographical segments have been eliminated for the purposes of this Note.

	December 31,
	2008		2007		2006
Total revenues:(*)
Republic of Argentina	Ps.	4,582,947	Ps.	3,376,524	Ps.	3,315,964
Republic of Uruguay		47,411		65,565		82,194
Net income (loss), net of monetary effects allocable to each country:
Republic of Argentina		166,368		28,214		(64,399)
Republic of Uruguay		10,451		17,823		45,485
Total assets:
Republic of Argentina		24,349,404		22,335,675		23,075,194
Republic of Uruguay		386,386		493,063		540,244
Fixed assets
Republic of Argentina		866,179		732,109		479,184
Republic of Uruguay		5,090		11,023		11,106
Miscellaneous assets
Republic of Argentina		78,326		112,534		271,067
Republic of Uruguay		297		41		40
Goodwill
Republic of Argentina		37,804		58,266		65,165
Other intangible assets
Republic of Argentina		528,115		389,078		436,724
Republic of Uruguay		1,060		974		907
Geographical segment assets as a percentage of total assets
Republic of Argentina		98,44%		97,84%		97,71%
Republic of Uruguay		1,56%		2,16%		2,29%

(*)	The caption Revenues include financial income, income from services and miscellaneous income.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
25. Financial Instruments with Off-Balance Sheet Risk.
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
A summary of the credit exposure related to these items is shown below:

	December 31,
	2008		2007

Commitments to extend credit	Ps.	1,003,449	Ps.	827,851
Standby letters of credit		157,056		144,215
Guarantees granted		208,851		139,692
Acceptances		69,500		56,251
Commitments to extend credit are agreements to lend to a customer at a future date, subject to the meeting of the contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent actual future cash requirements of the Group. The Group evaluates each customer’s creditworthiness on a case-by-case basis. In addition to the above commitments, as of December 31, 2008 and 2007, the available purchase limits for credit card holders amounted to Ps.13,995,200 and Ps.12,058,333, respectively.
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
The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Group may require counter-guarantees. These financial customer guarantees are classified by type, as follows:

	December 31,
	2008		2007

Preferred counter-guarantees	Ps.	34,748	Ps.	24,840
Other counter-guarantees		43,253		26,546

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
The Group accounts for checks drawn on it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time when the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process were as follows:

	December 31,
	2008		2007

Checks drawn on the Bank	Ps.	439,809	Ps.	297,143
Checks drawn on the other Bank		369,531		360,481
Bills and other items for collection		1,322,145		1,640,885
As of December 31, 2008 and 2007, the trusts’ funds amounted to Ps.509,806 and Ps.858,039, respectively.
In addition, the Group had securities in custody, which as of December 31, 2008 and 2007, amounted to Ps.5,534,324 and Ps.6,694,343, respectively.
26. Derivative Financial Instruments.
The Group’s management of financial risks is carried within the limits of the policies approved by the Board of Directors in such respect. In that sense, derivatives allow, depending on market conditions, to adjust risk exposures to the established limits, thus contributing to keep such exposures within the parameters set forth by said policies. The Group plans to continue to use these instruments in the future, as long as their use is favorably assessed, in order to limit certain risk exposures.
The derivative instruments held by the Group as of December 31, 2008 and 2007 where as follows:

			Notional	Net Book		Net Book
		Average	Amount as	Value as of		Value as of
		Weighted	of	December 31,		December 31,
		Maturity	December 31,	2008 Asset /		2007 Asset /
Type of Contract	Underlying	Term	2008	(Liability)		(Liability) -
FUTURES (a)
- Purchases	Foreign currency	5 months	230,332	—		1,087	(*)
- Sales	Foreign currency	3 months	116,240	(297	)(*)	—
FORWARDS — CLIENTS (b)
- Sales	Foreign currency	7 months	91,624	(23,556	)(*)	—
- Purchases	Foreign currency	3 months	300	65	(*)	—
FORWARD FOREIGN CURRENCY HEDGE CONTRACT (c)
- Purchases	Foreign currency	7 months	49,000	15,827		—
OPTIONS (d)
- Put option written Boden 2012 coupon	National government securities	25 months	36,508	—		—
- Put option written Boden 2013 coupon	National government securities	38 months	108,142	—		—

(*)	As of December 31, 2008 and 2007, the amounts correspond to sales as well as purchases.

(a)	These transactions are made through recognized exchange markets, such as Mercado Abierto Electrónico (MAE) and Mercado a Término de Rosario (ROFEX).

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)

The general settlement method for these transactions does not require delivery of the traded underlying asset. Rather, settlement is carried on a daily basis for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

The Group records under “Other Receivables from Financial Brokerage” and / or “Other Liabilities Resulting from Financial Brokerage”, as the case may be, the difference between the agreed foreign currency exchange rate and such exchange rate at the end of the year according with the future prices published by the recognized exchange markets mentioned above.

These transactions only include futures purchase and sale of U.S. dollars.

(b)
These transactions have been conducted directly with customers pursuant to the above-mentioned conditions. The Group records under “Other Receivables from Financial Brokerage” and / or “Other Liabilities Resulting from Financial Brokerage”, as the case may be, the difference between the agreed foreign currency exchange rate and such exchange rate at the end of the year according with the future prices published by Rofex.

(c)	On October 14, 2008, the Group entered into a forward foreign currency hedge contract, aimed to hedge the risk associated with the exchange rate exposure of financial debt designated in U.S. Dollars.

Since the Group’s purpose when entering into this contract was to reduce its exposure to US Dollar fluctuations and denominate its future commitments in Pesos, and the main terms of the contract (amount and due date) are similar to those of the financial debt, the derivative has been designated as a cash flow hedge. Changes in the fair value of this derivative have been charged to shareholders’ equity, under “Valuation difference from hedging derivatives”, and shall be recorded as results when the covered item affects such results.

(d)
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

As of December 31, 2008 and 2007, the options bought and sold were recorded at their exercise price in memorandum accounts. The premiums collected and/or paid have been accrued on a straight-line basis over the life of the contract.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
27. Disclosure about Fair Value of Financial Instruments.
Financial Accounting Standards No. 107 (“SFAS”) “Disclosures about Fair Value of Financial Instruments” requires disclosures of estimates of fair value of financial instruments. These estimates were made at the end of December 2008 and 2007. Because many of the Bank’s financial instruments do not have a ready trading market from which to determine fair value, the disclosures are based upon estimates regarding economic and current market conditions and risk characteristics. Such estimates are subjective and involve matters of judgment and, therefore, are not precise and may not be reasonably comparable to estimates of fair value for similar instruments made by other financial institutions.
The estimated fair values do not include the value of assets and liabilities not considered financial instruments.
In order to determine the fair value, cash flows were discounted for each category or group of loans having similar characteristics, based on credit risk, guarantees and/or maturities, using rates offered for similar loans by the Bank as of December 31, 2008 and 2007, respectively.

	2008				2007
	Book Value		Fair Value		Book Value		Fair Value
Derivative activities: (see Note 26)
Assets	Ps.	15,892	Ps.	15,892	Ps.	1,087	Ps.	1,087
Liabilities		23,853		67,073		—		7,697

Non derivative activities:
Assets:
Cash and due from banks (1)	Ps.	3,405,133	Ps.	3,405,133	Ps.	2,960,013	Ps.	2,960,013
Government securities (2)
Trading		913,350		913,350		387,748		387,739
Without quotation		69,772		20,559		1,872		1,872
Investment		548,692		303,196		1,303,437		1,157,954
Loans (3)		11,774,586		11,211,857		11,601,029		11,486,918
Others (4)		5,416,276		3,501,411		4,269,838		3,433,156

Liabilities:
Deposits (5)	Ps.	14,056,134	Ps.	13,979,359	Ps.	13,165,621	Ps.	13,132,756
Other liabilities resulting from financial Intermediation:
Banks and international entities and Loans from Domestic Financial Institutions (6) and Negotiable obligations (7)		4,140,741		2,419,854		4,054,516		3,780,254
Others (8)		3,561,827		3,502,958		3,163,696		3,132,170
The following is a description of the estimating techniques applied:

(1)
Cash and due from banks: By definition, cash and due from banks are short-term and do not possess credit loss risk. The carrying values as of December 31, 2008 and 2007 are a reasonable estimate of fair value.

(2)
Government securities: Government securities held for trading purposes are carried at fair value. Holdings of investment account securities correspond to the Compensatory Bond and the Hedge Bond received (Boden 2012 Bonds) related to the compensation to financial institutions, which fair value corresponds to the Boden 2012 Bonds’ quoted market value. Under Argentine Banking GAAP, securities without quotation include Discount Bonds. Such bonds had quoted market values and therefore the fair value of them where determined using the mentioned quoted market values.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)

(3)
Loans: The fair values of loans are estimated for groups of similar characteristics, including type of loan, credit quality incorporating the credit risk factor. For floating- or adjustable-rate loans, which mature or are repriced within a short period of time, the carrying values are considered to be a reasonable estimate of fair values. For fixed-rate loans, market prices are not generally available and the fair values are estimated by and remaining maturity. In discounting the estimated future cash flows based on the contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. Where quoted market prices or estimated fair values are available, primarily for loans to refinancing countries, loans held for dispositions or sales and certain other foreign loans, the fair values are based on such market prices and estimated fair values, including secondary market prices. For nonperforming loans, the fair values are generally determined on an individual basis by discounting the estimated future cash flows and may be based on the appraisal value of underlying collateral as appropriate.

In order to determine the fair value of Secured Loans, the portfolio was considered at amortized cost, which is the fair value at the date of exchange (December 2001).

(4)
Others: Includes other receivables from financial brokerage and equity investments in other companies. A majority of the items included under “Other Receivables from Financial Brokerage” purchases of government securities held for investment purposes is the quoted market value of the underlying government securities, mostly Boden 2012 and Discount Bonds. Also included under this caption are financial trusts certificates of participation, that their fair value is estimated using valuation techniques to convert the future amounts to a single present amount discounted. The measurement is based on the value indicated by current market expectation about those future amounts. The estimated of the cash flows is based on the future cash flows from the securitized assets, considering the prepayments, historical loan performance, etc. Equity investments in companies where significant influence is exercised are not within the scope of SFAS No. 107. Equity investments in other companies are carried at market value less costs to sell.

(5)
Deposits: The fair value of deposit liabilities on demand and savings account deposits is similar to its book value. The fair value of time deposits was calculated by discounting contractual cash flows using current market rates for instruments with similar maturities.

(6)
Banks and international entities and loans from domestic financial institutions: Includes credit lines borrowed under different credit arrangements from local and foreign banks and entities. Most of them were restructured as of May 2004. As of December 2008 and December 2007, when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

(7)
Negotiable obligations: As of December 31, 2008 and December 31, 2007, the fair value of the negotiable obligations was determined based on quoted market prices and when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

(8)	Others: Includes other liabilities resulting from financial brokerage. Their fair value was estimated at the expected future cash discounted at the estimated rates at year-end.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
28. Pending events derived from the system’s crisis in late 2001.
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
The difference between the amount paid as a result of the abovementioned court orders and the amount resulting from converting deposits at the Ps.1.40 per U.S. dollar exchange rate, adjusted by the CER and interest accrued up to the payment date, totaled Ps.786,256 and Ps.706,860, as of December 31, 2008 and December 31, 2007, respectively, and they have been recorded as “Intangible Assets”. The residual value as of those dates totaled Ps.316,874, and Ps.277,024.
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

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
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
The Bank keeps addressing court decisions gradually on a case-by-case basis in accordance with the individual circumstances of each case. Management continuously monitors and analyses the implications of such ruling for similarly situated cases. The Bank records liabilities for Ps.37,934 on account of the amounts pending settlement as result of the cases still unresolved. The possible difference that may arise from the amount ordered by the courts and the amount recorded by the Bank shall be registered as stated for by the Argentine Central Bank’s regulations under Intangible Assets, and shall be amortized in 60 months. As a consequence of the above, and due to the information available at the date of these financial statements, the Bank’s management considers that the effects derived from these situations would not significantly affect the Bank’s shareholders’ equity.
With respect to judicial deposits that were pesified, the Argentine Central Bank provided that, as from July 2007, institutions should establish an allowance equal to the difference that arises from the balance of deposits recorded at each month-end in their original currency and the balance in pesos that was recorded in the books. This allowance, established as of December 31, 2008, and charged to income amounts to Ps.1,926.
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

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
29. Preferred Liabilities of the former Banco Almafuerte Coop. Ltdo.
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
Pursuant to the provisions set forth in the abovementioned agreement, as of December 31, 2008, the Participation Certificate balance amounted to Ps.53,143 and the Special Fund’s balance amounted to Ps.359,059. At the end of the prior fiscal year, said balances amounted to Ps.46,856 and Ps.337,486, respectively.
As of December 31, 2008, the underlying assets of the Nues Trust and the Special Fund were invested in cash, securities issued by the Argentine Central Bank and secured loans amounting to Ps.359,752, Ps.131,192 and Ps.522,789, respectively. The Bank held 25,898% of the total certificates of participation of the Nues Trust and 45% of the Special Fund.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
30. Financial Trusts.
a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustee outstanding at fiscal year-end:

		Estimated						Book value of securities held
	Creation	maturity			Portfolio			in own portfolio
Name	Date	date	Trustee	Trust assets	transferred			12.31.08		12.31.07
Galtrust I	10.13.00	10.10.15	First Trust of New York N.A.	Loans to provincial governments (Bogar)	US$	490,224	(*)	Ps.	633,996	Ps.	600,909
Galtrust II	12.17.01	12.10.10	First Trust of New York N.A.	Mortgage loans	US$	61,191			—	Ps.	8,146
Galtrust V	12.17.01	01.10.16	First Trust of New York N.A.	Mortgage loans	US$	57,573			—	Ps.	16,854
Galicia	04.16.02	05.06.32	Bapro mandatos y negocios	Secured loans	Ps.	108,000		Ps.	73,447	Ps.	65,347
Créditos Inmobiliarios Galicia I	08.17.05	03.15.15	Deutsche Bank S.A.	Mortgage loans	Ps.	91,000		Ps.	21,291	Ps.	20,313
Créditos Inmobiliarios Galicia II	10.12.05	12.15.25	Deutsche Bank S.A.	Mortgage loans	Ps.	150,000		Ps.	49,892	Ps.	47,493
Galicia Prendas Comerciales	07.03.06	02.15.11	Deutsche Bank S.A.	Pledge loans	Ps.	86,623		Ps.	6,593	Ps.	12,780
Galicia Personales III	05.16.06	03.15.11	Deutsche Bank S.A.	Personal loans	Ps.	100,000			—	Ps.	15,909
Galicia Personales IV	01.17.07	10.15.11	Deutsche Bank S.A.	Personal loans	Ps.	100,000		Ps.	13,737	Ps.	13,824
Galicia Personales V	04.13.07	01.15.12	Deutsche Bank S.A.	Personal loans	Ps.	150,000		Ps.	25,168	Ps.	19,939
Galicia Personales VI	09.28.07	06.15.12	Deutsche Bank S.A.	Personal loans	Ps.	108,081		Ps.	17,670	Ps.	15,257
Galicia Personales VII	02.21.08	11.15.12	Deutsche Bank S.A.	Personal loans	Ps.	150,000		Ps.	25,010		—
Galicia Personales VIII	07.04.08	04.15.13	Deutsche Bank S.A.	Personal loans	Ps.	187,500		Ps.	39,956		—
Galicia Leasing I	09.22.06	05.15.11	Deutsche Bank S.A.	Assets under financial leases	Ps.	150,000		Ps.	24,168	Ps.	23,015

(*)	The remaining US$ 9,776 was transferred in cash.
b) As of December 31, 2008 and December 31, 2007, Banco de Galicia y Buenos Aires S.A. records financial trusts in own portfolio:
• Received as loan repayment for Ps.57,378 and Ps.24,884, respectively.
• Acquired as investments for Ps.9,891 and Ps.7,325, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
c) BG Financial Trust:
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
As of April 2008, the requirements stated in items (i) and (ii) have been fullfilled, thus the Bank became entitled to receive the compensation incentive beginning on such date.
d) Financial trusts with the companies controlled by Tarjetas Regionales S.A. as trustees outstanding at fiscal year-end:
Tarjeta Naranja S.A.

		Estimated					Book value of securities
	Creation	maturity			Portfolio		held in own portfolio
Name	date	date	Trustee	Trust assets	transferred		12.31.08		12.31.07
Tarjeta Naranja Trust I	11.07.05	05.20.08	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	94,500		—	Ps.	21,195
Tarjeta Naranja Trust III	08.15.06	09.20.08	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	139,342		—	Ps.	26,844
Tarjeta Naranja Trust IV	08.14.07	07.20.08	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	76,052		—	Ps.	8,694
Tarjeta Naranja Trust V	10.09.07	11.20.09	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	115,306	Ps.	21,391	Ps.	17,828
Tarjeta Naranja Trust Vl	12.11.07	01.23.10	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	150,003	Ps.	24,983	Ps.	22,436
Tarjeta Naranja Trust Vll	02.19.08	07.23.10	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	142,913	Ps.	25,316		—
Tarjeta Naranja Trust Vlll	08.05.08	09.20.10	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	138,742	Ps.	46,235		—
In December, 2008, Tarjeta Naranja S. A. signed with Equity Trust Company (Argentina) S. A. as trustee, an agreement for the creation of the Financial Trust called Tarjeta Naranja Trust IX, whereby this company initially assigned credits for Ps.57,147. The C.N.V. authorized the listing of the securities issued by such trust on December 15, 2008. As a result of the placement dated January 19, 2009, the Trust issued trust debt securities for Ps.76,116 and participation certificates for Ps.14,498. The latter were purchased by the Company.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
As of December 31, 2008, Tarjeta Naranja S.A.’s holdings of class “A” debt securities and participation certificates totaled Ps.23,381 and Ps.94,544, respectively. As of December 31, 2007 its holdings of class “B” debt securities and participation certificates totaled Ps.81,078 and Ps.15,919, respectively.
As of previous fiscal year-end, the company recorded investments in trusts for the amount of Ps.341.
Tarjetas Cuyanas S.A.

		Estimated					Book value of securities held
	Creation	maturity			Portfolio		in own portfolio
Name	date	date	Trustee	Trust assets	transferred		12.31.08		12.31.07
Tarjetas Cuyanas Trust IV	11.01.06	11.15.08	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	68,120		—	Ps.	17,911
Tarjetas Cuyanas Trust V	02.04.08	03.15.10	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	61,700	Ps.	14,733		—
Tarjetas Cuyanas Trust VI	07.07.08	02.23.10	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	89,000	Ps.	21,023		—
As of December 31, 2008, Tarjetas Cuyanas S.A.’s holding of participation certificates totaled Ps.34,955 and Ps.801 corresponding to debt securities, and as of December 31, 2007, this company’s holding of participation certificates amounted to Ps.17,911. No holdings of trust debt securities were recorded as at such date
Tarjetas del Mar S.A.

		Estimated					Book value of securities held
	Creation	maturity			Portfolio		in own portfolio
Name	date	date	Trustee	Trust assets	transferred		12.31.08		12.31.07
Tarjetas del Mar Serie III	11.09.07	07.31.08	Banco de Galicia y Buenos Aires S.A.	Certain credit rights against cardholders	Ps.	14,217		—	Ps.	2,692
Tarjetas del Mar Serie IV	07.28.08	05.31.09	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	26,800	Ps.	5,186		—
As of December 31, 2008, Tarjetas del Mar S.A.’s holding of participation certificates totaled Ps.5,080 and Ps.158 corresponding to debt securities, and as of December 31, 2007, this company’s holding of participation certificates amounted to Ps.2,692. No holdings of debt securities were recorded as at such date.
e)	Trust Activities
•	Trust contracts for purposes of guaranteeing compliance with obligations:
Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to the Bank, amounts as fiduciary property, to be invested according to the following detail:

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)

		Balances of	Maturity Date
Date of Contract	Trustor	Trust Funds	(1)
		Ps.
12.29.05	Tecsan – Benito Roggio	2	04.28.11
04.10.07	Sullair	2	12.31.10
10.25.07	Argensun	4	01.31.09
02.12.08	Sinteplast	148	01.28.13
	Total	156

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.
•	Financial trust contracts:
Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trustor	Balances of Trust Funds		Maturity Date
		Ps.	US$
03.10.05	Grobo I	714	—	06.30.09	(3)
07.13.05	Rumbo Norte I	4,277	32	07.13.11	(3)
10.12.05	Hydro I	24,960	—	09.05.17	(2)
08.10.06	Faid 2006/07	179	—	02.28.09	(3)
12.05.06	Faid 2011	49,805	—	02.28.12	(3)
12.06.06	Gas I	392,050	—	06.30.11	(3)
03.02.07	Agro Nitralco	2,876	—	03.31.09	(3)
03.29.07	Saturno V	90	—	02.28.09	(3)
05.11.07	Radio Sapienza V	12	—	02.28.09	(3)
06.08.07	Saturno VI	870	—	06.30.09	(3)
09.05.07	Saturno VII	3,493	—	09.30.09	(3)
11.22.07	Radio Sapienza VI	5,737	—	01.12.11	(3)
03.19.08	Saturno VIII	5,931	—	03.31.09	(3)
06.19.08	Saturno IX	1,120	—	03.31.09	(3)
05.06.08	Agro Nitralco II	17,426	—	08.14.09	(3)
	Totals	509,540	32

(2)	These amounts shall be released monthly until redemption of debt securities.

(3)	Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.
31. Segment Reporting.
The Group has disclosed its segment information in accordance with the Statement of Financial Accounting Standards 131, “Disclosures about Segments of an Enterprise and Related Information”. Operating segments are defined as components of an enterprise about which separate financial information is available and which is regularly reviewed by the Board of Directors in deciding how to allocate resources and in assessing performance. Reportable segments consist of one or more operating segments with similar economic characteristics, distribution systems and regulatory environments. The information provided for Segment Reporting is based on internal reports used by management.
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

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
During 2007, the Group finalized the implementation of the change in its internal-management reporting structure. Effective 2007, the results of Banco Galicia’s operations, the Group’s main subsidiary, are not segregated by geographical regions. Rather, the banking business is reported as one single segment that is evaluated regularly by the Board of Directors in deciding how to allocate resources and in assessing performance of the Group’s business. As a result, the Group’s segment disclosures for the years ended December 31, 2008 and 2007 are presented on a new basis to correspond with its internal reporting structure. The Group’s segment disclosures for the year ended December 31, 2006 have been adjusted in order to reflect the change in its internal reporting structure for comparative purposes.
The following summarizes the aggregation of Grupo Financiero Galicia’s operating segments into reportable segments:
Banking: corresponds to the results of our banking business and represents the accounts of Banco de Galicia y Buenos Aires S.A. consolidated line by line with Banco Galicia Uruguay S.A. and it subsidiaries. The results of Galicia Factoring y Leasing S.A., Galicia Valores S.A. Sociedad de Bolsa, and Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión, which are controlled by the Bank are shown under income from equity investments.
Regional Credit Cards: shows the results of our regional credit card and consumer finance business and represents the accounts of Tarjetas Regionales S.A. consolidated with its subsidiaries. As of December 31, 2008, Tarjetas Regionales S.A.’s main subsidiaries were Tarjeta Naranja S.A. , Tarjetas Cuyanas S.A., and Tarjetas del Mar S.A..
Insurance: includes the results of our insurance business and represents the accounts of Sudamericana Holding S.A. and its subsidiaries, including the results of the 12.5% interest owned by the Bank. As of December 31, 2008, Grupo Financiero Galicia S.A. maintained, through Sudamericana Holding S.A., controlling interests in Galicia Vida Compañía de Seguros S.A., Galicia Retiro Compañía de Seguros S.A. and Sudamericana Asesores de Seguros S.A..
Other Grupo Businesses: shows the results of Galicia Warrants S.A., Net Investment S.A. (in both cases, including the 12.5% interest of the Bank),Galval Agente de Valores S.A. and GV Mandataria de Valores S.A..
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

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)

		Regional		Other Grupo		Consolidated
In Pesos Thousands	Banking	Credit Cards	Insurance	Businesses	Adjustments	Total

Year ended December 31, 2008
Net Financial Income	847,282	296,156	20,156	(80)	(25,182)	1,138,332
Net Income from Services	654,952	571,829	—	12,897	(51,810)	1,187,868
Net Operating Revenue	1,502,234	867,985	20,156	12,817	(76,992)	2,326,200
Provisions for Loan Losses	214,948	180,441	—	—	—	395,389
Administrative Expenses	1,166,476	554,451	29,963	13,463	16,725	1,781,078
Net Operating Income	120,810	133,093	(9,807)	(646)	(93,717)	149,733
Income from Equity Investment
Tarjetas Regionales SA	76,436	—	—	—	(76,436)	—
Sudamericana	2,866	—	—	—	(2,866)	—
Others	58,164	—	—	—	(1,400)	56,764
Other Income (Loss)	(63,014)	45,242	43,506	2,104	52,310	80,148
Minority Interests	—	(20,646)	—	—	(15,166)	(35,812)
Pre-tax Income	195,262	157,689	33,699	1,458	(137,275)	250,833
Income tax provision	—	81,253	11,140	1,328	(19,707)	74,014
Net Income	195,262	76,436	22,559	130	(117,568)	176,819
Net Income as a % of Grupo Financiero Galicia’s Net Income	110.43%	43.23%	12.76%	0.07%

Average:
Loans	8,707,477	2,104,993	—	—	—	10,812,470
Deposits	13,199,000	—	—	—	(7,712)	13,191,288
End of Period:
Assets	24,439,812	2,763,843	227,719	22,552	(2,718,136)	24,735,790
Equity	1,954,666	453,728	77,065	8,641	(648,355)	1,845,745

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)

		Regional		Other Grupo		Consolidated
In Pesos Thousands	Banking	Credit Cards	Insurance	Businesses	Adjustments	Total

Year ended December 31, 2007
Net Financial Income	516,158	203,187	16,640	559	14,642	751,186
Net Income from Services	520,471	409,019	—	8,468	(24,862)	913,096
Net Operating Revenue	1,036,629	612,206	16,640	9,027	(10,220)	1,664,282
Provisions for Loan Losses	159,197	96,305	—	—	—	255,502
Administrative Expenses	875,085	369,476	16,147	9,147	16,469	1,286,324
Net Operating Income	2,347	146,425	493	(120)	(26,689)	122,456
Income from Equity Investment
Tarjetas Regionales SA	88,154	—	—	—	(88,154)	—
Sudamericana	1,910	—	—	—	(1,910)	—
Others	3,476	—	—	(31)	(1,488)	1,957
Other Income (Loss)	(65,465)	41,343	21,983	2,198	25,150	25,209
Minority Interests	—	(27,510)	—	—	(4,609)	(32,119)
Pre-tax Income	30,422	160,258	22,476	2,047	(97,700)	117,503
Income tax provision	—	72,104	7,846	819	(9,303)	71,466
Net Income	30,422	88,154	14,630	1,228	(88,397)	46,037
Net Income as a % of Grupo Financiero Galicia’s Net Income	66.1%	191.5%	31.8%	2.7%	—	—

Average:
Loans	7,140,643	1,703,145	—	—	—	8,843,788
Deposits	11,857,001	—	—	—	(12,059)	11,844,942
End of Period:
Assets	20,682,613	2,397,126	155,427	12,449	(418,877)	22,828,738
Equity	1,759,396	377,294	64,506	9,406	(556,097)	1,654,505

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
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

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
32. Situation in the financial and capital Markets.
Over the past few months the world’s main financial markets have been affected by a significant drop in prices of equity and debt securities within a framework of high volatility, which resulted in a significant credit retraction. This financial markets’ behavior has started to affect the real economy which is evidenced by a slow-down in global economic activity. Despite the actions taken by central countries, the international markets’ future is still uncertain.
As regards Argentina, stock markets also reflected significant drops in the prices of government and corporate securities, as well as an increase in interest rates, country risk premium and exchange rates, a situation that is still ongoing as of the date of these financial statements.
The Bank’s management is permanently evaluating and monitoring the above situation in order to implement the necessary measures to mitigate its effect. These financial statements must be analyzed taking into consideration the scenario described above.
33.	Differences between the Argentine Central Bank’s regulations and Argentine GAAP in the Autonomous City of Buenos Aires.
The main differences between the Argentine Central Bank’s regulations and Argentine GAAP are detailed below:
Investment securities
As of December 31, 2008 and 2007, Grupo Galicia had classified as investment securities, the portion of its Boden 2012 Bonds received in compensation from the Argentine Central Bank. These securities are recorded at face value and increased on the basis of interest accrued under the relative terms and conditions. Under Argentine GAAP these securities should be marked to market with the resulting gain or loss reflected in the income statement.
Had such bonds recorded under the abovementioned captions been valued at market price, the Group’s equity would have been reduced by approximately Ps.1,097,375 and Ps.306,460 as of December 31, 2008 and 2007, respectively.
Secured loans
On November 6, 2001, the Bank and the Companies controlled by Sudamericana Holding S.A. participated in the exchange offered by the National Government, swapping national government securities for Secured Loans which, as of December 31, 2008 and December 31, 2007, were recorded under “Loans — Non-Financial Public Sector.”
As of such dates, the Bank valued the assets at the lower of present or face value, as established by Argentine Central Bank regulations, except for those used as collateral for the advance for the acquisition of the Hedge Bond, which were recorded at the value admitted for assets used for such purposes.
Under Argentine GAAP, the restructured assets should have been valued based upon the respective market quotations of the securities exchanged as of November 6, 2001, which as from that date are considered to be the acquisition cost, if corresponding, plus interest accrued at the internal rate of return until the end of each period. This asset was allocated as collateral for the financial assistance from the Argentine Central Bank.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
As of December 31, 2008, their estimated realizable value exceeds their book value by approximately Ps.259,290.
Accounting disclosure of effects generated by court decisions on deposits
As of December 31, 2008, the Group carried assets of Ps.316,874 under “Intangible Assets — Organization and Development Expenses”, for the residual value of the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25,561, Decree No. 214/02 and complementary regulations. Under Argentine GAAP, such assets may be recorded as a receivable and its valuation should be based upon the best estimate of the recoverable amounts.
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
The application of this criterion instead of that mentioned in Note 2.2 does not have a significant impact on the Bank’s financial statements.
Allowance for loan losses — Non-financial public sector
Current Argentine Central Bank regulations on the establishment of allowances provide that receivables from the public sector are not subject to allowances for uncollectibility risk. Under Argentine GAAP, those allowances must be estimated based on the recoverability risk of those assets.
Discount Bonds and GDP-Linked Negotiable Securities
Pursuant to Argentine GAAP, these assets must be valued separately and at their market price, less estimated selling costs. Had these securities been marked to market, the Group’s shareholders’ equity would have been reduced by approximately Ps.470,372 and Ps.318,025 as of December 31, 2008 and 2007, respectively.
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

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
34. Subsequent events.
During January 2009, the Bank has sold the National Secured Loans set forth in Decree No. 1387/01 “VTO.2009-7%, Bono Pagaré G+580 Mega (tasa fija)“which face value amounted 424,268,827 and the book value as of December 31, 2008 amounted Ps.1,311,845, and received other public sector assets such as Discount , Boden 2014 bonds and instruments issued by the Argentine Central Bank. This transaction did not impact the Group financing position according with the market value of the assets received.
During the first quarter 2009, the ordinary shareholders’ meeting of Grupo Galicia held on March 9, 2009 and a meeting of the Board of Directors of the same date created a Global Short-, Medium- and Long-Term Note Program, for a maximum outstanding amount of US$60 million. This program was authorized pursuant to Resolution No 16113 of April 29, 2009 of the National Securities Commission (Comisión Nacional de Valores). On March 16, 2009, and on April 24, 2009, the Board of Directors approved the terms and conditions of the issuance of the Class I, Series I and Series II Notes. Within the US$60 million Global Short-, Medium- and Long-Term Note Program, on June 4, 2009 the Group issued two series of bonds for a total amount of US$ 45 million, with the following characteristics: (i) US$ 34,4 million of Non-interest bearing Class I, Series I Notes, due on May 30, 2010. This bond was issued at 92.68/100 and its yield will be 8%; and (ii) US$ 10,6 million of 12.5% Class I, Series II Notes, due on May 25, 2011. This bond was issued at 103.48/100 and its yield will be 10.5%.
During June 2009, the Bank has entered into an agreement to buy 80% of the shares of I)Compania Financiera Argentina S.A., II) Cobranzas & Servicios S.A.,III) AIG Universal Procesing Center S.A. to American International Group Inc. and AIG Consumer Finance Group (AIG), pending of the approval by the Argentine Central Bank. The purchase price of the acquisition was Ps. 133,200, subject to certain adjustments, as part of the due diligence review.
35.	Summary of Significant Differences between Argentine Central Bank Rules and United States Accounting Principles.
The following is a description of the significant differences between Argentine Banking GAAP and the generally accepted accounting principles in the United States (“U.S. GAAP”). References below to “SFAS” are to United States Statements of Financial Accounting Standards.
a. Income tax
Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and, therefore, income taxes for Banco Galicia are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-banking subsidiaries have recognized a deferred tax asset as of December 31, 2008 and 2007.
For the purposes of U.S. GAAP reporting, Grupo Galicia applies SFAS No. 109 “Accounting for Income Taxes”. Under this method, income tax is recognized based on the assets and liabilities method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax basis of the Grupo Galicia’s assets and liabilities. Deferred tax assets are recognized if it is more likely than not that such assets will be realized.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
Deferred tax assets (liabilities) are summarized as follows:

	December 31, 2008
	SFAS 109
	applied to		SFAS 109 applied
	Argentine GAAP		to U.S. GAAP
	balances		adjustments		SFAS 109
Deferred tax assets
Allowance for loan losses — private sector		138,917		16,973		155,890
Allowance for loan losses — public sector		12,101		—		12,101
Amortization of Intangible assets		70,654		—		70,654
Compensation related to the payment of deposits		—		110,906		110,906
Impairment of fixed assets and foreclosed assets		—		20,575		20,575
Provision for contingencies		87,065		—		87,065
Debt restructuring		—		59,984		59,984
Others		54,768		46,175		100,943
Loss carry forward		799,138		—		799,138

Total gross deferred tax assets	Ps.	1,162,643	Ps.	254,613	Ps.	1,417,256

Deferred tax liabilities:
Compensatory and Hedge bond, Provincial public debt and Discount Bond	Ps.	563,288	Ps.	(548,711)	Ps.	14,577
Others		128,307		—		128,307

Total gross deferred tax liabilities	Ps.	691,595	Ps.	(548,711)	Ps.	142,884

Net deferred income tax asset before valuation allowance	Ps.	471,048	Ps.	803,324	Ps.	1,274,372

Valuation allowance		(799,138)		—		(799,138)

Net deferred income tax (liabilities) / assets	Ps.	(328,090)	Ps.	803,324	Ps.	475,234

	December 31, 2007
	SFAS 109
	applied to		SFAS 109 applied
	Argentine GAAP		to U.S. GAAP
	balances		adjustments		SFAS 109
Deferred tax assets
Allowance for loan losses — private sector		91,306		(2,189)		89,117
Allowance for loan losses — public sector		15,306		—		15,306
Amortization of Intangible assets		85,564		—		85,564
Compensation related to the payment of deposits		—		96,958		96,958
Impairment of fixed assets and foreclosed assets		—		21,063		21,063
Provision for contingencies		55,358		—		55,358
Debt restructuring		—		70,396		70,396
Others		37,296		28,465		65,761
Loss carry forward		553,796		—		553,796

Total gross deferred tax assets	Ps.	838,626	Ps.	214,693	Ps.	1,053,319

Deferred tax liabilities:
Provincial public debt / Discount Bond	Ps.	232,862	Ps.	(218,570)	Ps.	14,292
Others		134,933		—		134,933

Total gross deferred tax liabilities	Ps.	367,795	Ps.	(218,570)	Ps.	149,225

Net deferred income tax asset before valuation allowance	Ps.	470,831	Ps.	433,263	Ps.	904,094

Valuation allowance		(553,796)		—		(553,796)

Net deferred income tax (liabilities) / assets	Ps.	(82,965)	Ps.	433,263	Ps.	350,298

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax, calculated on the basis of U.S. GAAP for the fiscal years ended December 31, 2008, 2007 and 2006:

	December 31,
	2008		2007		2006
Statutory income tax rate		35%		35%		35%
Tax provision computed by applying the statutory rate to the income before taxation calculated in accordance with U .S. GAAP	Ps.	(427,665)	Ps.	239,896	Ps.	1,136,729
Tax exempt income		92,791		(162,249)		(752,120)
Valuation allowance		283,952		14,875		(661,725)

Actual tax provision under U.S. GAAP	Ps.	(50,922)	Ps.	92,522	Ps.	(277,116)

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
The Group had significant accumulated tax loss carryforward at December 31, 2008, 2007 and 2006. Based on the analysis performed management believes that the Group will recover only temporary differences with future taxable income. Therefore, it is more likely than not that the net operating tax loss carryforwards and presumed minimum income tax will not be recovered in the carryforward period and hence a valuation allowance was provided against these amounts as of December 31, 2008, 2007 and 2006.
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
The following table shows the tax years open for examination as of December 31, 2008, by major tax jurisdictions in which the Group operates:

Jurisdiction	Tax year
Argentina	2004 - 2008
Uruguay	2004 - 2008
b. Commissions on loans
Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs. In accordance with U.S. GAAP under SFAS 91, loan origination fees net of certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield or by straight-line method, as appropriate.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
c. Intangible assets
Goodwill
Goodwill recorded on the purchase of regional credit-card companies, the acquisition of assets and liabilities of the retail division of ABN AMRO Bank and other subsidiaries, are being amortized over 10 years for Argentine Banking GAAP purposes.
According to SFAS 142, as of June 30, 2001, goodwill is no longer amortized. Subsequent to goodwill impairment recorded under U.S. GAAP in 2001, the Group has recorded impairments of different goodwill amounts under Argentine Banking GAAP that have been reversed for U.S. GAAP purposes.
Furthermore, goodwill is reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and adjusted in case that an impairment is detected. As of December 31, 2007, an impairment was recorded for an amount of Ps. 665. As of December 31, 2008 the Group performed the impairment test of the goodwill related to the acquisition of certain loan portfolio of the ABN-AMRO Bank. The goodwill test performed by the Group consists of 2 steps which includes :a) compare a reporting unit’s fair value (FV) with its carrying value (CV). If the CV is greater than the FV then the second step must be completed to measure the impairment; b) compare the FV of the reporting unit with the FV of the reporting unit’s individual assets/liabilities resulting in the implied fair value of goodwill. As a result of this analysis, an impairment loss was recognized for an amount of Ps. 26,163.
Goodwill amortization, under Argentine Banking GAAP has been reversed for U.S. GAAP purposes.
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
d. Loan loss reserves
The Bank’s accounting for its loan loss reserve under Argentine Banking GAAP differs in some respects with US GAAP. The most significant differences follow:
(i) Loan charge offs and recoveries
Under Argentine Banking GAAP, records recoveries on previously charged-off loans directly to income and records the amount of charged-off loans in excess of amounts specifically allocated as a direct charge to the income statement. The Bank does not partially charge off troubled loans until final disposition of the loan, rather, the allowance is maintained on a loan-by-loan basis for its estimated settlement value. Under US GAAP, all charge off and recovery activity is recorded through the allowance for loan loss account. Further, loans are generally charged to the allowance account when all or part of the loan is considered uncollectible. In connection with loans in judicial proceedings, resolution through the judicial system may span several years. Loans in judicial proceedings, greater than three years as of December 31, 2008, 2007 and 2006, amounted to Ps.20,800, Ps. 4,600 and Ps. 6,096, respectively. Under U.S. GAAP purposes these loans were completely provisioned. The Bank also classified loans, many of which are in judicial proceedings, which amounted approximately Ps.62,000, Ps.48.100 and Ps.28,800 as of December 31, 2008, 2007 and 2006, respectively, as uncollectible, although the Bank may hold preferred guarantees. Under U.S. GAAP, these loans would have been charged off. Therefore, the balance of loans and allowance for loan losses would be decreased by these amounts. The Bank’s practice does not affect the accompanying Statements of Income or Shareholders’ equity as the Bank’s reserve contemplates all losses inherent in those troubled loans.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
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
(iii) Loans / Bonds — Non-financial provincial public sector
The Bank participated in the restructuring of the provincial government’s debt receiving Bogar Bonds in exchange.
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
For U.S. GAAP purposes, since December 31, 2003 and in accordance with EITF 01-07, satisfaction of one monetary asset of the creditor (in this case a loan) by the receipt of another monetary asset (in this case Bogar Bonds) is generally based on the market value of the asset received in satisfaction of the loan. In this particular case, the Bogar Bonds being received is substantially different in structure and in interest rates than the loans swapped. Therefore, such amounts should initially be recognized at their market value. The estimated fair value of the securities received will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss. The difference between the cost basis and the amount expected to be collected will be amortized on an effective yield basis over the life of the bond.
For U.S. GAAP purposes, these Bogar Bonds are classified by the Bank, as available for sale securities and subsequently recognized at fair value with the unrealized gain or loss recognized as a charge or credit to equity through other comprehensive income. In connection with estimating the fair value of the Bogar Bonds, the Bank used quoted market values.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
As of December 31, 2006, for U.S. GAAP purposes these Bogar Bonds are recognized at fair value with the unrealized gain or loss recognized as a charge or credit to equity through other comprehensive income. In connection with estimating the fair value of the Bogar Bonds, the Bank used quoted market values.
During 2006, the Group sold Bogar Bonds for a face value of Ps.2,143,229. Therefore, the 2006 U.S. GAAP net income reconciliation includes Ps.1,381,216 of gains previously recorded through other comprehensive income that are being realized and reversed through the income statement, upon the sale of the bonds.
During 2007, the Group sold the remaining Bogar Bonds for a face value of Ps.270,241. Therefore, the 2008 and 2007 U.S. GAAP shareholders’ equity does not include a reconciling item. The 2007 U.S. GAAP net income reconciliation includes the reversal of the 2006 U.S. GAAP shareholders’ equity adjustment, plus Ps.168,908 of gains previously recorded through other comprehensive income that are being realized and reversed through the income statement, upon the sale of the bonds.
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
The following information relates to the Bank’s impaired loans:

	December 31,
	2008		2007		2006
Total impaired loans	Ps.	286,489	Ps.	399,528	Ps.	460,615

Average impaired loans during the year		179,969		398,419		586,410

Total impaired loans with no allowance under U.S. GAAP		10,603		7,132		10,262

Cash payments received for interest on impaired loans, Recognized as income		831		473		342

Allowance for impaired loans under SFAS 114		134,527		246,293		291,882
As of December 31 2008, the decrease of average impaired loans and the related allowance for impaired loans, was mainly related to charge offs of certain impaired loans during the year.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
In addition, in order to calculate the allowance required for smaller-balance impaired loans and unimpaired loans for U.S. GAAP purposes, historical loss ratios were determined by analyzing historical losses. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Such historical ratios were updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses. The U.S. GAAP shareholders’ equity adjustment for smaller balance impaired loans and unimpaired loans as of December 31, 2008, 2007 and 2006 amounted to Ps. 28,769, Ps.(12,457) and Ps.(14,717), respectively.
e. Government securities and other investments
(i) Compensatory and Hedge bonds received and Hedge Bonds to be received in connection with the compensation for foreign currency position and compensatory bonds received and to be received in connection with the compensation for “asymmetric pesification”.
Argentine Central Bank Communiqué “A” 3650 established the regulations necessary to implement the provisions of Decree No.905/02 in connection with the compensation of the negative effects of the conversion into pesos at different exchange rates of financial institutions’ assets and liabilities and the resulting foreign currency mismatches left in their respective balance sheets.
In order to acquire the Hedge Bond, the Bank enters into an advance with the Argentine Central Bank, with interest payable at CER plus 2%. In the case of the Hedge Bond and the related financing to be obtained from the Argentine Central Bank, the transaction to adquire the Hedge Bond was retroactive to February 3, 2002. The Bank could withdraw its request to acquire the Hedge Bond prior to approval of the Argentine Central Bank and prior to the execution of the transaction.
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
Under Argentine Banking GAAP, such securities are valued at cost plus accrued interest.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
As of December 31, 2008 the Compensatory and Hedge Bond were considered available for sale securities for U.S. GAAP purposes and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.
As of December 31, 2008, the amortized cost exceeded the fair value of these securities by Ps. 711,064. For U.S. GAAP purposes, the Group has recorded an other-than-temporary impairment of these securities, based on a variety of factors, including the length of time and extent to which the market value has been less than cost, and the Group’s intent and ability to hold these securities to recovery.
The fair value of these securities was determined on the balance sheet date, based on their quoted market price, and will constitute the new cost basis for this investment.
(ii) External Notes / Discount Bonds and GDP-Linked Negotiable Securities
In January 2006, the Bank accepted the offer to exchange its External Notes, for “Discount Bonds in Pesos” and “GDP-Linked Negotiable Securities” issued under Argentine debt restructuring. The Bank received the new instrument for an original principal amount equal to 33.7% for the External Notes carrying value as of December 31, 2004.
Under Argentine Banking GAAP, the Discount Bonds and GDP — Linked Negotiable Securities have been recorded at the lower of the total future nominal cash payments up to maturity, specified by the terms and conditions of the new securities, and the carrying value of the securities tendered as of March 17, 2005, equivalent to the present value of the Bogar Bonds’ cash flows at that date.
Under Argentine Banking GAAP, such securities are valued at cost plus accrued interest.
As of December 31, 2008, 2007 and 2006, the Discount Bonds were considered available for sale securities for U.S. GAAP purposes and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.
As of December 31, 2008, the amortized cost exceeded the fair value of these securities by Ps. 135,749. For U.S. GAAP purposes, the Group has recorded an other-than-temporary impairment of these securities for such amount, based on a variety of factors, including the length of time and extent to which the market value has been less than cost, and the Group’s intent and ability to hold these securities to recovery.
The fair value of these securities was determined on the balance sheet date, based on their quoted market price, and will constitute the new cost basis for this investment.
The GDP-linked Negotiable Securities is considered a freestanding derivative financial instrument under SFAS 133 and carried at fair value with unrealized gains or losses recognized in the income statement.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
(iii) Other investments
Under Argentine Banking GAAP, the certificate of participation of Nues Trust and Almafuerte Special Fund is accounted at the equity method.
Under U.S. GAAP, this security is classified as available for sale and as of December 31, 2008, 2007 and 2006, this certificate of participation was recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.
Furthermore, the Group has recorded an other-than-temporary impairment for an amount of Ps.110,716 for the year ended December 31, 2008, related to the certificate of participation in the mentioned funds, based on a variety of factors, mostly including the length of time and extent to which the market value has been less than cost and the weakening of the global and local markets condition in which the Group operates, with no immediate prospect of recovery.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
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
Grupo Galicia’s assets and liabilities would be increased by approximately Ps.2,131,485, Ps.2,298,509 and Ps.1,534,697, applying U.S. GAAP at December 31, 2008, 2007 and 2006, respectively.
g. Compensation related to the payment of deposits
Financial institutions have requested the Government for compensation for the losses generated from the payment of deposits pursuant to judicial orders at the free market exchange rate, which was greater than that established by the government for conversion into pesos of the financial institutions’ assets and liabilities.
Through Communiqué “A” 3916, the Argentine Central Bank allowed the recording of an intangible asset for the difference between the amount paid by financial institutions pursuant to judicial orders and the amount resulting from the conversion into pesos of the dollar balance of the deposits reimbursed at the Ps.1.40 per U.S. dollar exchange rate (adjusted by CER and interest accrued until the date of the reimbursement). The corresponding amount must be amortized over 60 months beginning April 2003. As of December 31, 2008 and 2007, the amount recorded under “Intangible Assets”, net of accumulated amortization, was Ps.316,874 and Ps.277,024, respectively.
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
h. Transfers of financial assets
Financial trust “Galtrust I”
The financial trust “Galtrust I” was created in October 2000 in connection with the securitization of provincial loans for a total amount of Ps.1,102 million. The securitized loans were from the portfolio of loans granted to provincial governments, guaranteed by the federal tax revenues shared with the provincial governments. This trust was recorded under Argentine Central Bank rules in the “Other Receivables from Financial Brokerage”, account in the financial statements and its balance as of December 31, 2008 and 2007, was Ps.634 million and Ps.601 million, respectively. The Bank considers this transaction as a sale under U.S. GAAP, in accordance with SFAS 140. Galtrust I certificate retained by the Bank is considered as “available for sale securities” under U.S. GAAP and the unrealized gains (losses) on this security is reported as an adjustment to shareholders’ equity through Other Comprehensive Income, unless unrealized losses are deemed to be other than temporary in accordance with Emerging Issues Task Force No. 99-20 and amendments. The unrealized loss on the retained interest at December 31, 2001 has been deemed to be other than temporary and such loss has been charged to income. The retained interest was initially recorded at an amount equal to a portion of the previous aggregate carrying amount of asset sold and retained. The portion is determinate based on the relative fair value of the asset sold and asset retained as of the date of the transfer based on their allocated book value using the relative fair value allocation method.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
During 2002, the portfolio of loans included and the related retained interest in Galtrust I was subject to the pesification. As a result the retained interest in the trust was converted to pesos at an exchange rate of 1.40 to 1 and the interest rate for their debt securities changed to CER plus 10%. During 2003, Galtrust I had swapped its provincial loans for Bogar Bonds. (See Note 35 d. (iii))
For purposes of estimating the fair value of the retained interest in the securitization trusts, valuation models were used which consider certain assumptions in estimating future cash flows and a rate under which the cash flows are discounted.
The credit risk reflected by the certificate of participation was taken into account in the discount rate applied. The discount rates used as of December 31, 2008, 2007 and 2006 were as follows:

	December 31,	December 31,	December 31,
Discount real rate for:	2008	2007	2006

Galtrust I Participation Certificates	40%	9%	5%
As of December 31, 2008, 2007 and 2006, the rate was based upon the Bank’s estimate of comparable internal rates of return of other CER-adjusted bonds.
The U.S. GAAP shareholder’s equity adjustment related to the Galtrust I securitization amounted to Ps.(566,115) and Ps.(305,584) as of December 31, 2008 and 2007, respectively. The increase in the adjustment as of December 31, 2008 compared to the previous year, is related to a decrease in the fair value of the securities during 2008.
For U.S. GAAP purposes, the Group has recorded an other-than-temporary impairment of these securities for an amount of Ps.357,697 for the year ended December 31, 2008; based on a variety of factors, mostly including the length of time and extent to which the market value has been less than cost, and the weakening of the global and local markets condition in which the Group operates, with no immediate prospect of recovery.
The fair value of these securities was determined on the balance sheet date, based on an internal valuation technique estimating future cash flows for this certificate of participation, discount at a present value with a rate comparable with internal rates of return of other CER adjusted bonds. Such fair value will constitute the new cost basis for this investment.
Financial Trust “Secured Loans”
During 2002, under this trust, secured loans for Ps.108,000 were transferred, and Ps.81,000 in cash and a certificate of participation for Ps.27,000 were received in exchange.
This transfer was not considered a sale for U.S. GAAP purposes. Therefore, the Bank reconsolidated the loans transferred to the financial trust. Accordingly, the Group valued these loans at their book value before the transfer to the trust (See Note 30). For Argentine Banking GAAP purposes, the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trust.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
BG Financial Trust
During 2005, the Group entered into a securitization transaction of commercial and consumer non-performing loans. This transaction was not considered a true sale under U.S. GAAP and therefore it was recorded as a secured borrowing. The Bank reconsolidated the loans for Ps.200,368, re-established its loan loss reserves under SFAS 5, 114 and 118 for Ps.109,078, and recognized a liability for the proceeds received in the transaction for Ps.91,290. For Argentine Banking GAAP, no assets are recognized as of December 31, 2008 and 2007 as all the debt securities and certificates of participations were subscribed by third parties.
Financial Trust “Tarjetas del Mar Serie IV”
During 2008, the Group entered into a securitization transaction of credit cards loans. Under this trust, loans for Ps.26,800 were transferred. Under Argentine Banking GAAP, this transaction was accounted for as sale. However, for U.S. GAAP purposes this transaction of financial assets is considered as a secured borrowing. Therefore, the Bank reconsolidated the loans transferred to the financial trust and reestablished its loan loss reserves under SFAS 5. For Argentine Banking GAAP purposes, the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trust. The total assets and liabilities consolidated in the Group’s financial statements as of December 31, 2008 amounted to Ps.28,254 and Ps.23,110, respectively.
Other transfers of financial assets consolidated into the Group’s financial statements in accordance with U.S. GAAP
The Group entered into certain securitization transactions, which are typically structured as SPEs (Special Purposes Entity). The Group utilizes SPEs in the ordinary course of business to support its own and its customers’ financing and investing needs. These SPEs are typically structured as VIEs (Variable Interest Entity) and are thus subject to consolidation by the reporting enterprise that absorbs the majority of the economic risks and rewards of the VIE.
The overall methodology for evaluating transactions and relationships under the VIE requirements includes the following two steps:
•	determine whether the entity meets the criteria to qualify as a VIE and;

•	determine whether the Group is the primary beneficiary of the VIE.
In performing the first step the significant factors and judgements that were considered in making the determination as to whether an entity is a VIE include:
•
the design of the entity, including the nature of its risks and the purpose for which the entity was created, to determine the variability that the entity was designed to create and distribute to its interest holders;

•	the nature of the involvement with the entity;

•	whether control of the entity may be achieved through arrangements that do not involve voting equity;

•	whether there is sufficient equity investment at risk to finance the activities of the entity and;

•	whether parties other than the equity holders have the obligation to absorb expected losses or the right to received residual returns.
For each VIE identified, the Group performed the second step and evaluate whether it is the primary beneficiary of the VIE by considering the following significant factors and criteria:
•	whether the variable interest absorbs the majority of the VIE’s expected losses;

•	whether the variable interest receives the majority of the VIE’s expected returns and;

•	whether the Group has the ability to make decisions that significantly affect the VIE’s results and activities.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
Based on the mentioned evaluation as of December 31, 2008 the Group consolidated certain VIEs in which the Group had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated the loans and re-established its loan loss reserves under SFAS 5. Under Argentine Banking GAAP, these transactions were accounted for as sales and the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trust.
On December 31, 2008 the Group adopted FSP FAS 140-4 and FIN 46-(R)-8 which require additional disclosures about its involvement with consolidated VIE’s and expanded the population of VIEs to be disclosed. The table below presents the assets and liabilities of the financial trusts which have been consolidated for US GAAP purposes:

	December 31,
	2008
Cash and due from banks	Ps.	33,372
Loans (net of allowances)		939,955
Other assets		21,157

Total Assets	Ps.	994,484

Debt Securities	Ps.	721,993
Certificates of Participation		247,651
Other liabilities		24,840

Total Liabilities	Ps.	994,484

The Group’s maximum loss exposure, which amounted to Ps. 746,833, is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates potential losses associated with assets recorded on the Group’s Balance Sheet.
Other transfers of financial assets accounted for as sales under U.S. GAAP
The Bank has entered into different securitizations as described in Note 30 to these financial statements that were accounted for as sales under Argentine Banking GAAP. The transfers of financial assets related to the creation of certain trusts were considered sales for U.S. GAAP purposes under SFAS N° 140 and for that reason debt securities and certificates retained by the Bank are considered to be “available for sale securities” under U.S. GAAP.
The retained interests were initially recorded at an amount equal to a portion of the previous aggregate carrying amount of assets sold and retained. The portion is determinate based on the relative fair values of the assets sold and assets retained as of the date of the transfer based on their allocated book value using the relative fair value allocation method.
Subsequently, the unrealized gains (losses) on these securities are reported as an adjustment to shareholder’s equity, unless unrealized losses are deemed to be other than temporary in accordance with Emerging Issues Task Force N° 99-20 and amendments.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
The fair value of these retained interests in the trusts is determined based upon an estimate of cash flows to be collected by the Group as holder of the retained interests, discounted at an estimated market rate and will constitute the new cost basis of these securities.
The U.S. GAAP shareholder’s equity adjustment for all the transfers of financial assets described above (except for Galtrust I) amounted to Ps.(20,943) and Ps.(11,580) as of December 31, 2008 and 2007, respectively.
On December 31, 2008 the Group adopted FSP FAS 140-4 and FIN 46-(R)-8 which require additional disclosures about its transfers of financial assets:
•	The continuing involvement in these trusts is related to the acting as servicer of the Group securitized assets and the retained interest hold by the Group through certificates of participation;

•	There were no restrictions on assets reported by an entity in its statement of financial position related to a transferred financial asset.
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
The Group’s assets and liabilities would be increased by approximately Ps.69,500, Ps.56,251 and Ps.35,353, had U.S. GAAP been applied as of December 31, 2008, 2007 and 2006, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
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
In 2008, 2007 and 2006, no additional impairment was recorded in real estate properties and foreclosed assets. The Argentine Banking GAAP amortizations for 2008, 2007 and 2006 of the assets impaired in 2002 have been reversed for U.S. GAAP purposes.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
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
As of December 31, 2008, 2007 and 2006, the group concluded that the carrying amount of certain investments would not be recoverable and therefore an impairment loss was recorded for U.S. GAAP purposes.
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
Under Argentine Banking GAAP, these options were recorded off-balance. For U.S. GAAP, these options are treated as derivatives, and therefore, the Bank recorded the fair value of such options in accordance with the requirements of SFAS 133, with changes in fair value recorded though earnings. The fair value as of December 31, 2008 and 2007, of these options amounted to Ps.43,220 (liability) and Ps.7,697 (liability), respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
Other Financial Guarantees
During 2008 and 2007, the Company entered into different agreements to guarantee lines of credit of selected customers amounting to Ps.83,974 and Ps.123,705, respectively. As of December 31, 2008 and 2007, guarantees granted by the Bank amounted to Ps.72,008 and Ps.47,667, respectively.
As of December 31, 2008 and 2007, the Group maintained the following guarantees:

	2008
			Estimated		U.S. GAAP
	Maximum		Proceeds		Carrying
	Potential		From collateral		Amount -
	Payments (*)		Recourse		Liability
Financial guarantees		72,008		5,362		292

	Ps.	72,008	Ps.	5,362	Ps.	292

	2007
			Estimated		U.S. GAAP
	Maximum		Proceeds		Carrying
	Potential		From collateral		Amount -
	Payments (*)		Recourse		Liability
Financial guarantees		47,667		2,133		88

	Ps.	47,667	Ps.	2,133	Ps.	88

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
Under U.S. GAAP, effective January 1, 2003, the Bank adopted FASB interpretation No. 45 “Guarantor’s Accounting and Disclosures Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others”. As of December 31, 2008 and 2007, the Bank recognized a liability for the fair value of the obligations assumed at its reception. Such liabilities are being amortized over the expected term of the guarantee. As of December 31, 2008 and 2007, the fair value of the guarantees amounted to Ps.5,655 and Ps.2,313, respectively.
m. Minority Interest
The minority interest represents the effect of the U.S. GAAP adjustments in the Group’s consolidated subsidiaries. For U.S. GAAP purposes the shareholders’ equity as of December 31, 2008, is negative. Therefore, the effect of the U.S. GAAP adjustments related to the minority interest at that date, is recognized up to the amount reflected in minority interest for Argentine Banking GAAP.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
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
Furthermore, under U.S. GAAP, expenses incurred in a trouble debt restructuring are expensed as incurred. Expenses related to the issuance of equity were deducted directly from the shareholder’s equity.
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
The Group repurchased part of the debt maturing in 2010. In addition, Negotiable Obligations were repaid in advance. For U.S. GAAP purposes, these transactions were considered as an extinguishment of debt. Therefore, the U.S. GAAP adjustment recorded as of December 31, 2006 and 2007 related to the debt extinguished was reversed in 2007 and 2008 respectively, generating a gain of approximately Ps.8,680 and Ps.50,355 included in 2008 and 2007 U.S. GAAP net income reconciliation.
o. Repurchase Agreements and Reverse Repurchase Agreements (“Repos and Reverse Repos”)
During 2008, 2007 and 2006, the Bank entered into Repo and Reverse Repo agreements of financial instruments: Boden 2012 Bonds and Discount Bonds. (See note 35.e)
Under Argentine Banking GAAP, initial measurement of such agreements implies sale or purchase accounting together with the recognition of an asset and liability due to the investing or financing transaction entered into.
For US GAAP purposes these transactions have not qualified as true sales and therefore these transactions were classified as available for sale securities and recorded at fair value. The corresponding adjustment under US GAAP is included under the caption “Compensatory Bond received” and “Discount Bonds”. See Note 35.e) i) and ii).

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
p. Fair Value Measurements Disclosures
Effective January 1, 2008, SFAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair-value measurements. SFAS 157, among other things, requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
In addition, SFAS 159 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments not previously recorded at fair value. Under SFAS 159, fair value is used for both the initial and subsequent measurement of the designated assets, liabilities and commitments, with the changes on fair value recognized in net income. As a result of SFAS 159 analysis, the Group has not elected to apply fair value accounting for any of its financial instruments not previously carried at fair value.
Fair Value Hierarchy
SFAS 157, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 2 — inputs include the following:
a)	Quoted prices for similar assets or liabilities in active markets;

b)	Quoted prices for identical or similar assets or liabilities in non-active markets;

c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

d)	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means.
•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models that use primarily market-based or independently-sourced market parameters, including interest rate yield curves, option volatilities and currency rates. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality, the Bank’s creditworthiness, liquidity and unobservable parameters that are applied consistently over time.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
The Group believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
The following section describes the valuation methodologies used by the Group to measure various financial instruments at fair value, including an indication of the level in the fair-value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, the key inputs to those models as well as any significant assumptions.
Assets
a) Government securities and other investments
Listed investment securities: where quoted prices are available in an active market, securities are classified within level 1 of the valuation hierarchy. Level 1 securities includes national and government bonds, instruments issued by BCRA and corporate securities.
b) Securities receivable under repurchase agreements
Securities receivables under repurchase agreements are classified within level 1 of the valuation hierarchy using quoted prices available in the active market for Boden 2012 and Discount Bonds where the securities are traded.
c) Transfers of financial assets
The Group’s retained interests in certificates of participation of financial trust. These are classified within level 3 of the valuation hierarchy. As quoted market prices are not available, then fair values are estimated by using a discount cash flow model which includes assumptions based upon projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions and contractual interest paid to third-party investors.
d) Forward transactions
These transactions have been conducted directly with customers and are recorded as the difference between the agreed foreign currency exchange rate and such exchange rate at the end of the year according with the future prices published by Rofex. Therefore, they are classified in Level 2 of the fair-value hierarchy.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
Liabilities
e) Forward and futures transactions
Future transactions are generally measured at fair value using quoted market (i.e., exchange) prices published by recognized exchange markets, such as Mercado Abierto Electrónico (MAE) and Mercado a Término de Rosario (ROFEX) and are classified in Level 1 of the fair-value hierarchy.
Forward transactions have been conducted directly with customers and are recorded as the difference between the agreed foreign currency exchange rate and such exchange rate at the end of the year according with the future prices published by Rofex. Therefore, they are classified in Level 2 of the fair-value hierarchy.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
Items measured at fair value on a recurring basis
The following table presents the financial instruments carried at fair value as of December 31, 2008 for US GAAP purposes by SFAS 157 valuation hierarchy (as described above).

						Internal		Internal
						models with		models with
			Quoted			significant		significant
			market prices			observable		unobservable
	Total		in active			market		market
	carrying		markets			parameters		parameters
Balances as of December 31, 2008	value		(Level 1)			(Level 2)		(Level 3)
ASSETS
a) Government securities and other investments
Trading Securities	Ps.	363,146	Ps.	363,146	Ps.	—	Ps.	—
Compensatory and Hedge Bond Received		280,410		280,410		—		—
Discount Bonds & GDP Linked Negotiable Sec.		51,871		51,871		—		—
Securities issued by the Argentine Central Bank		550,204		550,204		—		—
Equity Securities		56		56		—		—
Other Investments		301,486		—		—		301,486

b) Securities receivable under repurchase agreements
Compensatory and Hedge Bond Received		973,030		973,030		—		—
Discount Bonds		144,631		144,631		—		—

c) Transfers of financial assets
Debt Securities and Certificates of Participation		58,177		—		—		58,177
Certificate of Participation Galtrust I		67,881		—		—		67,881

d) Derivatives instruments		15,892		—		15,892		—
TOTAL ASSETS AT FAIR VALUE		2,806,784		2,363,348		15,892		427,544

LIABILITIES

e) Derivatives instruments		(67,073)		(297)		(66,776)		—
TOTAL LIABILITIES AT FAIR VALUE		(67,073)		(297)		(66,776)		—
Changes in level 3 fair value measurements
The table below includes a roll forward of the balance sheet amounts as of December 31, 2008 (including the change in fair value) for financial instruments classified by the Bank within level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement.

Total Fair Value
Balances as of December 31, 2008	Measurements
Available for sale securities	Ps.
Fair value, December 31, 2007	737,649
Total gains or losses (realized/unrealized)	(247,634)

Included in earnings	(259,762)
Included in other comprehensive income	12,128
Purchases, issuances and settlements	(62,471)
Transfers in to/ out of level 3	—

Fair value, December 31, 2008	427,544

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
The table below summarizes gains and losses due to changes in fair value, recorded in earnings for level 3 assets and liabilities during the year:

Total Fair Value
Balances as of December 31, 2008	Measurements
Available for sale securities	Ps.
Classification of gains and losses (realized/unrealized) included in earnings for 2008:
Financial Income	(259,762)

Total	(259,762)
In addition, the Group is required, on a nonrecurring basis, to adjust the carrying value of certain assets or provide valuation allowances related to certain assets using fair value measurements in accordance with GAAP. Loans are generally not recorded at fair value on a recurring basis. Periodically, the Group records nonrecurring adjustments for including certain impairment amounts for collateral-dependent loans calculated in accordance with SFAS No. 114 when establishing the allowance for loan losses. Such amounts are generally based on the fair value of the underlying collateral supporting the loan. Estimates of fair value used for collateral supporting loans generally are based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3. Loans subject to nonrecurring fair value measurement were Ps. 11,939 millions at December 31, 2008 classified as Level 3. Changes in fair value recognized for loan impairment reserves on loans held by the Group on December 31, 2008 represented impairment losses for Ps. 4,942 million for the year ended December 31, 2008.
q. New authoritative pronouncements
In December 2007, the SFAS issued Statement No. 160 “Non-controlling Interests in Consolidated Financial Statements” (an amendment of ARB No. 51). From the issue of the SFAS No. 160 the companies that present Consolidated Financial Statements will have to report the minority interest inside the stockholders equity but separated from the stockholders equity of the parent. In the same form the entities will have to present the information in the Consolidated Statements of Operations. This new pronouncement also foresees that if a parent retains a non-controlling equity investment in the former subsidiary, that investment is measured at its fair value. Likewise, on the occasion of the major degree of detail that this Statement demands, it will have present a reconciliation between the stockholders equity to the beginning and to the end of each fiscal year and a scheme showing the effects for the changes in the participation of the parent. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The Group does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.
In December 2007, the FASB issued SFAS No. 141 (Revised 2007) “Business Combinations”. This statement replaces SFAS No. 141 “Business Combinations”, but retains its fundamental requirements that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. This statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date; it requires acquisition-related and expected restructuring costs to be recognized separately from the acquisition. It also requires the acquirer in a step acquisition to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values. This statement requires an acquirer to recognize assets acquired and liabilities assumed arising from contractual and noncontractual contingencies as of the acquisition date, measured at their acquisition-date fair values (the latter only if it is more likely than not that they meet the definition of an asset or a liability). It requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date; and it requires the acquirer to recognize any negative goodwill as a gain attributable to the acquirer. Finally, this statement makes significant amendments to other statements and other authoritative guidance, related to the accounting for acquired in-process research and development and changes in an acquirer’s valuation allowance on its previously existing deferred tax assets. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Group expects that adoption of this statement will not significantly affect the way for which its future business combinations will be accounted.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
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
In May 2008, the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles”, which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).
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

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
In April 2009, the FASB issued FSP 115-2 and FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments” that establishes a new method of recognizing and reporting other-than-temporary impairments of debt securities. Impairment is now considered to be other than temporary if an entity:
•	intends to sell the security;

•	is more likely than not to be required to sell the security before recovering its cost; or

•	does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell) — that is, a ‘credit loss’.
This credit loss is based on the present value of cash flows expected to be collected from the debt security. If a credit loss exists but an entity does not intend to sell the impaired debt security and is more likely than not to be required to sell before recovery, the impairment is other than temporary. It should therefore be separated into:
•	the estimated amount relating to the credit loss, and

•	all other changes in fair value.
Only the estimated credit loss amount is recognized in profit or loss; the remaining change in fair value is recognized in ‘other comprehensive income’. This approach more closely aligns the impairment models for debt securities and loans by reflecting only credit losses as impairment in profit and loss. FSP 115-2 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this interpretation is not expected to have a material impact on the Group’s consolidated financial statements.
In April 2009, the FASB issued FSP FAS 157-4 “Determining Fair Value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that ate not orderly” (FSP FAS 157-4). FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with FAS 157, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. It also emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability regardless of the valuation techniques(s) used, the objective of fair value measurement remains the same. FSP FAS 157-4 shall be effective for interim and annual reporting periods ending after June 15, 2009 and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The adoption of this interpretation is not expected to have a material impact on the Group’s consolidated financial statements.
On May 2009, the FASB issued FASB Statement No. 165 “Subsequent Events” (“SFAS 165”), the objective of this Statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with this Statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. The adoption of this interpretation is not expected to have a material impact on the Group’s consolidated financial statements.
In June 2009, the FASB issued FASB Statement No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 (“SFAS 166”), amending the guidance on transfers of financial assets in order to address practice issues highlighted most recently by events related to the economic downturn. The amendments include: (1) eliminating the qualifying special-purpose entity concept, (2) a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, (3) clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale, (4) a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor, and (5) extensive new disclosures. Calendar year-end companies will have to apply FAS 166 to new transfers of financial assets occurring from January 1, 2010. The adoption of this interpretation is not expected to have a material impact on the Group’s consolidated financial statements.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
In June 2009, the FASB issued FASB Statement No. 167 as an amendment to FIN 46(R). This guidance represents a significant change to the previous accounting rules and we anticipate it will change the consolidation conclusions for many entities. The standard does not provide for any grandfathering and therefore the FIN 46(R) consolidation conclusions will need to be revaluated for all entities. In summary, the new standard:
•	Eliminates the scope exception for qualifying special-purpose entities

•	Eliminates the quantitative model for determining which party should consolidate and replaces it with a qualitative model focusing on decision-making for an entity’s significant economic activities

•	Requires a company to continually reassess whether it should consolidate an entity subject to FIN 46(R)

•	Requires an assessment of whether an entity is subject to the standard due to a troubled debt restructuring

•	Requires extensive new disclosures
FAS 167 is effective for company’s first reporting period beginning after November 15, 2009. The adoption of this interpretation is not expected to have a material impact on the Group’s consolidated financial statements.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
Consolidated net income

	December 31,
	2008		2007		2006
Net income (loss) as stated	Ps.	176,819	Ps.	46,037	Ps.	(18,914)
Loan origination fees and costs (Note 35 b.)		10,300		(38,629)		(9,855)
Intangible assets:
Goodwill amortization and impairment (Note 35 c.)		(77,605)		19,687		19,838
Other intangible assets (Note 35 c.)		(24,593)		3,965		(14,888)
Compensation related to the payment of deposits (Note 35 g.)		(39,850)		90,197		(19,444)
Equity investments in other companies — Impairment (Note 35 k.)		(3,882)		(8,381)		45,442
Loss on exchange of National Public Debt (Note 35 d.(ii))		48,228		196,743		591,227
Provincial Public Debt (Note 35 d.(iii))		—		198,099		1,790,197
Loan impairment — Private sector (Note 35 d.(iv))		(54,748)		52,056		(49,393)
Transfers of financial assets (Note 35 h.)		(376,975)		8,814		(22,607)
Government Securities and other investments:
Compensatory Bond received and Hedge Bond (Note 35 e.(i))		(838,609)		63,973		751,648
GDP — Linked Negotiable Securities (Note 35 e.(ii))		(31,479)		(23,683)		54,940
Impairment of other available for sale securities (Note 35 e.(ii) (iii))		(197,564)		36,151		21,096
Real estate properties asset amortization (Note 35 j.)		1,395		1,395		1,395
Recognition for the fair value of obligations assumed under Financial guarantees issued (Note 35 l.)		(35,727)		(5,773)		11,047
Troubled Debt restructuring (Note 35 n.)		29,749		86,558		28,039
Deferred Income tax (Note 35 a.)		124,936		(21,056)		371,354
Minimum Presumed Income Tax (Note 35 a.)		(25,906)		(39,631)		(47,895)
Minority interest (Note 35 m.)		144,533		(73,627)		21,686

Net income (loss) in accordance with U.S. GAAP		(1,170,978)		592,895		3,524,913

Average number of shares outstanding (in thousands) (Note 21)		1,241,407		1,241,407		1,240,932
Basic net income (loss) per share in accordance with U.S. GAAP (Note 21)		(0.943)		0.478		2.841
Diluted net income (loss) per share in accordance with U.S. GAAP (Note 21)		(0.943)		0.478		2.841

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
Consolidated shareholders’ equity

	December 31,
	2008		2007
Shareholders’ equity as stated	Ps.	1,845,745	Ps.	1,654,505
Loan origination fees and costs (Note 35 b.)		(40,236)		(50,536)
Intangible assets:
Goodwill amortization and impairment (Note 35 c.)		13,749		91,354
Other intangible assets (Note 35 c.)		(46,806)		(22,213)
Compensation related to the payment of deposits (Note 35 g)		(316,874)		(277,024)
Equity investments in other companies — Impairment (Note 35 k.)		(26,817)		(22,935)
Loans -non Financial Public Sector — Secured loans (Note 35 d.(ii))		(32,495)		(80,723)
Loan impairment — Private sector (Note 35 d.(iv))		(48,495)		6,253
Government securities and other investments:
Compensatory and Hedge Bond received (Note 35 e.(i))		(1,097,375)		(306,460)
Discount Bonds (Note 35 e.(ii))		(480,273)		(359,405)
GDP — Linked Negotiable Securities (Note 35 e.(ii))		9,901		41,380
Other Investments (Note 35 e (iii))		(110,716)		(43,307)
Financial assets transferred (Note 35 h.)		(587,058)		(317,164)
Minority interest (Note 35 m.)		246,204		101,671
Impairment of real estate properties and foreclosed assets (Note 35 j.)		(67,155)		(67,155)
Real Estate properties amortization (Note 35 j.)		8,370		6,975
Minimum Presumed Income Tax (Note 35 a.)		(284,421)		(258,515)
Deferred Income tax (Note 35 a.)		475,234		350,298
Recognition for the fair value of obligations assumed under financial guarantees issued (Note 35 l.)		(43,512)		(7,785)
Foreign debt restructuring (Note 35 n.)		(171,383)		(201,132)

Consolidated shareholders’ equity (deficit) in accordance with U.S. GAAP	Ps.	(754,413)	Ps.	238,082

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
Roll forward analysis of shareholders’ equity under U.S. GAAP at December 31, 2008, 2007 and 2006:
Grupo Galicia

					Adjustments to						Other				Total
	Capital		Paid		Shareholders’		Profit Reserves				Comprehensive		Retained		Shareholders’
	Stock		in Capital		Equity		Legal		Other		Income (loss)		Earnings		Equity
Balance at December 31, 2005	Ps.	1,241,407	Ps.	—	Ps.	294,254	Ps.	—	Ps.	—	Ps.	1,608,250	Ps.	(5,272,172)	Ps.	(2,128,261)

Distribution of retained earnings by the shareholders’ meeting on April 27,2006
Legal Reserve		—		—		—		34,855		—		—		(34,855)		—
Discretionary Reserve		—		—		—		—		72,383		—		(72,383)		—
Unrealized gain of available-for-sale securities, net of tax and minority interest		—		—		—		—		—		(1,251,449)		—		(1,251,449)
Sale of Treasury Stock		—		606		—		—		—		—		—		606
Net income for the year under U.S. GAAP		—		—		—		—		—		—		3,524,913		3,524,913

Balance at December 31, 2006	Ps.	1,241,407	Ps.	606	Ps.	294,254	Ps.	34,855	Ps.	72,383	Ps.	356,801	Ps.	(1,854,497)	Ps.	145,809

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 26,2007
Discretionary Reserve		—		—		—		—		(18,914)		—		18,914		—
Unrealized gain of available-for-sale securities, net of tax and minority interest		—		—		—		—		—		(500,622)		—		(500,622)
Net income for the year under U.S. GAAP		—		—		—		—		—		—		592,895		592,895

Balance at December 31, 2007	Ps.	1,241,407	Ps.	606	Ps.	294,254	Ps.	34,855	Ps.	53,469	Ps.	(143,821)	Ps.	(1,242,688)	Ps.	238,082

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 29,2008
Legal Reserve		—		—		—		2,302		—		—		(2,302)		—
Discretionary Reserve		—		—		—		—		43,735		—		(43,735)		—
Valuation Differences		—		—		—		—		14,421		—		—		14,421
Unrealized gain of available-for-sale securities, net of tax and minority interest		—		—		—		—		—		164,062		—		164,062
Net income for the year under U.S. GAAP		—		—		—		—		—		—		(1,170,978)		(1,170,978)

Balance at December 31, 2008	Ps.	1,241,407		606		294,254		37,157		111,625		20,241		(2,459,703)		(754,413)

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

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
The following disclosure presented for the fiscal years ended December 31, 2008, 2007 and 2006, shows all periods restated to conform SFAS 130:

	December 31,
	2008		2007		2006
Income Statement
Financial Income	Ps.	1,201,697	Ps.	2,433,198	Ps.	5,456,352
Financial Expenditures		1,391,270		1,160,142		1,863,588
Net Financial Income		(189,573)		1,273,056		3,592,764
Provision for Loan Losses		450,137		203,446		160,262
Income from Services		1,538,380		1,153,619		837,340
Expenditures from Services		383,654		257,242		180,408
Administrative Expenses		1,799,579		1,258,089		982,843
Net Income / (Loss) from Financial Brokerage		(1,284,563)		707,898		3,106,591
Minority Interests		108,721		(105,746)		2,670
Miscellaneous Income		494,977		271,546		326,308
Miscellaneous Losses		(541,035)		188,281		187,772
Net Income / (Loss) before Income tax		(1,221,900)		685,417		3,247,797
Income Tax		(50,922)		92,522		(277,116)

Net income (loss) under U.S. GAAP		(1,170,978)		592,895		3,524,913

Other comprehensive income (loss):

Unrealized gains (losses) on securities		164,062		(500,622)		(1,251,449)

Other comprehensive income (loss)		164,062		(500,622)		(1,251,449)

Comprehensive income (Loss)	Ps.	(1,006,916)	Ps.	92,273	Ps.	2,273,464

Accumulated non-owner changes in equity (accumulated other comprehensive income) as of December 31, were as follows:

	December 31,
	2008		2007		2006
Boden 2012 Bonds — Compensatory Bond		—		(47,694)		89,441
Bogar Bonds		—		—		168,908
GalTrust I		—		(97,166)		(7,443)
Discount Bonds		—		34,020		125,251
Other		20,241		(32,981)		(19,356)

Accumulated other comprehensive income/ (loss)	Ps.	20,241	Ps.	(143,821)	Ps.	356,801
There were no available for sale securities with a continuous loss position of 12 months or more. The Group has determined that unrealized losses on investments as of December 31, 2008 are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
Concentration of risk — Total exposure to the public sector — Argentine government and provinces
The Group has significant exposure to the Argentine national government and provinces in the form of government securities net positions, secured loans and other debt obligations. As of December 31, 2008 and 2007, the Group had the following bonds and loans outstanding:

	December 31, 2008				December 31, 2007
	Argentine				Argentine
	Banking				Banking
	GAAP		U.S. GAAP		GAAP		U.S. GAAP

Argentine national government loans	Ps.	1,481,563	Ps.	1,449,068	Ps.	1,372,854	Ps.	1,306,743

Other Argentine public-sector receivables		297,467		186,751		272,966		215,047

Galtrust I (securitization of Provincial Loans)		630,002		63,887		597,123		291,539

Compensatory bond received		2,350,815		1,253,440		2,744,256		2,437,796

Other (1)		1,294,448		824,076		1,133,572		815,547

Total	Ps.	6,054,295	Ps.	3,777,222	Ps.	6,120,771	Ps.	5,066,672

(1)	Includes bonds and other national government bonds.
Risks and Uncertainties
Government Securities
As of December 31, 2008, the Group’s exposure to the Argentine public sector, including Boden 2012, Bonds corresponding to the Compensatory Bond and the Hedge Bond, represented approximately 24,48% of the total Group’s assets. Although the Group’s exposure to the Argentine public sector consists of performing assets, the realization of the Group’s assets, its income and cash flow generation capacity and future financial condition is dependent on the Argentine government ability to comply with its payment obligations.
Argentine Central Bank’s Communiqué “A” 3911 and supplementary regulations state that, as of January 2006, the total exposure of financial institutions to the non-financial public sector must not exceed 40% of their total assets. As of July 2007, the exposure is not to exceed 35%.
As of December 31, 2008 and 2007, the Group was in compliance with the general limit of 35% imposed by the Argentine Central Bank.
Under U.S. GAAP, Government bonds, including BODEN 2012 Bonds and Discount Bonds, and certificates of participation in the Galtrust I Financial Trust and in the Almafuerte Special Fund and Nues Trust, were classified as available-for-sale securities, and therefore, carried at fair value with changes in the fair value reflected in other comprehensive income for the years ended December 31, 2007 and 2006.
As of December 31, 2008, the amortized cost exceeded the fair value of these securities by Ps. 846,8 million. For U.S. GAAP purposes, we have recorded an other-than-temporary impairment of these securities, based on a variety of factors, including the length of time and extent to which the market value has been less than cost, and our intent and ability to hold these securities to recovery.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
Allowance for loan losses
Management believes that the current level of allowance for loan losses recorded for U.S. GAAP purposes are sufficient to cover incurred losses of the Group’s loan portfolio as of December 31, 2008. Many factors can affect the Group’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions. During 2008, the portfolio quality of the private sector, overall, started to deteriorate. If market conditions, and economic uncertainties continue during 2009, it might result in higher credit losses and provision for credit losses in future periods.
U.S. GAAP estimates
Valuation reserves, impairment charges and estimates of market values on assets and step up bonds discounting, as established by the Group for U.S. GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on the exchange of government and provincial bonds and on retained interests in securitization trusts were significantly affected by higher discount rates as of December 31, 2003 and 2002. However discount rates decreased as of December 31, 2008, 2007 and 2006. Should the discount rates change in future years, the carrying amounts and charges to income and shareholders’ equity deficit will also change. In addition, as estimates of future cash flows change, so too will the carrying amounts which are dependent on such cash flows. It is possible that changes to the carrying amounts of loans, investments and other assets will be adjusted in the near term in amounts that are material to the Group’s financial position and results of income.
36. Parent only Financial Statements.
The following are the unconsolidated balance sheets of Grupo Galicia as of December 31, 2008 and 2007 and the related unconsolidated statements of income, and cash flows for the fiscal years ended December 31, 2008, 2007 and 2006.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
Balance sheet (Parent Company only)

	December 31,
	2008		2007
ASSETS
A. Cash and due from Banks
Cash	Ps.	10	Ps.	11
Financial institutions and correspondents		207		10,689

	Ps.	217	Ps.	10,700

B. Government and corporate securities
Holdings of trading securities		191		—

	Ps.	191	Ps.	—

C. Loans
To the financial sector		47,264		43,511

	Ps.	47,264	Ps.	43,511

D. Other receivables resulting from financial brokerage
Negotiable obligations without quotation		711		2,591
Balances from forward transactions without delivery of underlying asset to be settled		15,827		—
Other receivables not included in the debtor classification Regulations		147		3,212
Other receivables included in the debtor classification Regulations		26,850		12,465
Accrued interest receivable included in the debtor Classification regulations		161		47

	Ps.	43,696	Ps.	18,315

F. Equity investments
In financial institutions		1,898,232		1,700,152
Other		63,899		56,336

	Ps.	1,962,131	Ps.	1,756,488

G. Miscellaneous receivables
Tax on minimum presumed income — Tax credit		869		—
Other		6,178		76,848

	Ps.	7,047	Ps.	76,848

H. Bank premises and equipment		3,044		3,134

J. Intangible assets
Goodwill		10,976		12,255
Organization and development expenses		33		18

	Ps.	11,009	Ps.	12,273

Total Assets	Ps.	2,074,599	Ps.	1,921,269

	December 31,
	2008		2007
LIABILITIES AND SHAREHOLDERS’ EQUITY
N. Other liabilities resulting from financial brokerage Banks and international entities	Ps.	214,086	Ps.	251,920
Accrued interest and quotation differences payable		6,250		8,569

		220,336		260,489

O. Miscellaneous liabilities
Directors’ and Syndics’ fees	Ps.	60	Ps.	132
Other		8,458		6,143

		8,518		6,275

Total Liabilities	Ps.	228,854	Ps.	266,764
SHAREHOLDERS’ EQUITY	Ps.	1,845,745	Ps.	1,654,505

Total Liabilities and Shareholders’ Equity	Ps.	2,074,599	Ps.	1,921,269

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
Statement of Income (Parent Company only)

	December 31,
	2008		2007		2006
A. Financial income
Interest on loans granted to the financial sector		97		694		54
Interest on other loans		—		670		—
Interest on other receivables resulting from financial brokerage		314		388		665
Net income from government and corporate securities		126		5,817		114,641
Other		—		897		3,100

	Ps.	537	Ps.	8,466	Ps.	118,460

B. Financial expenses
Interest on other liabilities resulting from financial brokerage	Ps.	17,062	Ps.	8,565	Ps.	—
Exchange rate differences on gold and foreign currency		11,258		—		—
Other		280		302		53

	Ps.	28,600	Ps.	8,867	Ps.	53

C. Gross brokerage margin		(28,063)		(401)		118,407

F. Administrative expenses
Personnel expenses		3,492		2,953		2,149
Directors’ and syndics’ fees		1,013		933		702
Other fees		3,182		3,522		2,033
Taxes		1,208		2,150		704
Other operating expenses		521		529		613
Other		5,080		4,665		4,265

	Ps.	14,496	Ps.	14,752	Ps.	10,466

Net Income / (Loss) from financial brokerage	Ps.	(42,559)	Ps.	(15,153)	Ps.	107,941

H. Miscellaneous income
Net income on long-term investments		219,688		65,840		—
Loans recovered and allowances reversed		—		—		640
Other		1,557		609		1,111

	Ps.	221,245	Ps.	66,449	Ps.	1,751

I. Miscellaneous losses
Net loss on long-term investments (1)		—		—		81,238
Other		3,952		2,111		1,723

	Ps.	3,952	Ps.	2,111	Ps.	82,961

Net Income / (Loss) before tax		174,734		49,185		26,731

J. Income tax	Ps.	(2,085)	Ps.	3,148	Ps.	45,645

Net income / (Loss) for the fiscal year	Ps.	176,819	Ps.	46,037	Ps.	(18,914)

(1)	Includes the foreign currency position compensation.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the fiscal years ended December 31, 2008, 2007 and 2006
(Expressed in thousands of Argentine pesos)
Statement of cash flows (Parent Company only)

	December 31,
	2008		2007		2006
CHANGES IN CASH
Cash at the beginning of the period	Ps.	26,407	Ps.	15,727	Ps.	9,573
Increase / (decrease) in cash		1,155		10,680		6,154

Cash at end of period		27,562		26,407		15,727

Cash provided by (used in) operating activities
Less:		(15,349)		(25,404)		(31,884)
Operating expenses paid
Plus:
Other operating income received		5,294		20,694		22,347

Cash provided by (used in) operating activities	Ps.	(10,055)	Ps.	(4,710)	Ps.	(9,537)

Other sources of cash
Loan received		—		250,960		—
Dividends		12,163		9,450		613
Increase in short-term investment		1,676		5,062		14,581
Collection of deposit as per Decree 616/2005		72,360		—		—
Other sources of cash		1,806		718		546

Other sources of cash	Ps.	88,005	Ps.	266,190	Ps.	15,740

Other uses of cash
Payment of loans received		(76,760)		—		—
Increase in fixed assets		(24)		(213)		(42)
Increase in long-term investments		(11)		(175,299)		(7)
Deposit as per Decree 616/2005		—		(75,288)		—

Total other uses of cash	Ps.	(76,795)	Ps.	(250,800)	Ps.	(49)

Increase / (decrease) in cash	Ps.	1,155	Ps.	10,680	Ps.	6,154

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

EXHIBIT INDEX

Exhibit	Description

1.1	Unofficial English language translation of the Bylaws (estatutos sociales). ****

2.1	Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American Depositary Receipt.*

2.2	Indenture, dated as of May 18, 2004, among the Bank, The Bank of New York and Banco Rio de la Plata S.A.**

2.3	Indenture, dated as of June 4, 2009, among Grupo Financiero Galicia, The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York (Luxembourg) S.A.

4.1	English translation of form of Financial Trust Contract, dated April 16, 2002, among the Bank, Banco Provincia de Buenos Aires and BAPRO Mandatos y Negocios S.A.***

4.2
Form of Restructured Loan Facility (as evidenced by the Note Purchase Agreement, dated as of April 27, 2004, among Banco de Galicia y Buenos Aires S.A., Barclays Bank PLC, the holders party thereto and Deutsche Bank Trust Company Americas).**

4.3
Form of First Amendment and Waiver to Restructured Loan Facility (as evidenced by the First Amendment and Waiver to the Note Purchase Agreement, dated as of December 20, 2004, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas). ****

4.4
Form of Second Amendment to Restructured Loan Facility (as evidenced by the Second Amendment to the Note Purchase Agreement, dated as of August 25, 2006, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas).*****

4.5
Form of Third Amendment to Restructured Loan Facility (as evidenced by the Third Amendment to the Note Purchase Agreement, dated as of December 28, 2007, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas).******

4.6	Loan Agreement, dated as of July 24, 2007, between Grupo Financiero Galicia S.A. and Merrill Lynch International.******

8.1	For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. “Information on the Company-Organizational Structure.”

11.1	Code of Ethics.

11.2	Code of Corporate Governance Good Practices.

12.1	Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the principal financial officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference from our Registration Statement on Form F-4 (333-11960).

**	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003.

***	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2002.

****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004.

*****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2006.

******	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2007.