Form 20-F
period 2009-12-31
GRUPO FINANCIERO GALICIA SA
filed 2010-06-29
CIK 1114700

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or

☑	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2009
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the transition period from                      to
or

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this Shell Company Report
Commission File Number 000-30852

GRUPO FINANCIERO GALICIA S.A.
(Exact name of Registrant as specified in its charter)
GALICIA FINANCIAL GROUP
(Translation of Registrant’s name into English)
REPUBLIC OF ARGENTINA
(Jurisdiction of incorporation or organization)
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Perón 456
C1038 AAJ-Buenos Aires, Argentina
(Address of principal executive offices)
Pedro Richards, Chief Executive Officer
Tel: 54 11 4 343 7528 / Fax: 54 11 4 331 9183, prichards@gfgsa.com
Perón 456, 2° Piso C1038AAJ Buenos Aires ARGENTINA
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
American Depositary Shares, each representing ten Class B ordinary Shares
Name of each exchange on which registered

Nasdaq Capital Market

Title of each class
Class B Ordinary Shares, Ps.1.00 par value, (not for trading but only in connection with the listing of the American Depositary Shares on the Nasdaq Capital Market)
Securities registered or to be registered pursuant to Section 12(g) of the Act:
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
Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

i

(continued)

ii

PRESENTATION OF FINANCIAL INFORMATION
Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”) is a financial services holding company incorporated in Argentina and is one of Argentina’s largest financial services groups. In this annual report, references to “we”, “our”, and “us” are to Grupo Financiero Galicia and its consolidated subsidiaries, except where otherwise noted. Our consolidated financial statements consolidate the accounts of the following companies:
•	Grupo Financiero Galicia S.A.;
•	Banco de Galicia y Buenos Aires S.A., our largest subsidiary, its wholly-owned subsidiaries Banco Galicia Uruguay S.A., (“Galicia Uruguay”) and Galicia Cayman Limited (“Galicia Cayman”), and other subsidiaries and affiliated companies required to be consolidated under Argentine Banking GAAP (collectively “Banco Galicia” or the “Bank” except where otherwise noted);
•	Tarjetas Regionales S.A., a wholly owned subsidiary of the Bank, and its operating subsidiaries;
•	Sudamericana Holding S.A., and its subsidiaries;
•	Galicia Warrants S.A.;
•	Net Investment S.A.,
•	Galval Agente de Valores S.A.; and
•	GV Mandataria de Valores S.A. (“GV Mandataria”).
We maintain our financial books and records in Argentine Pesos and prepare our financial statements in conformity with the accounting rules of the Argentine Central Bank, which entity prescribes the generally accepted accounting principles for all financial institutions in Argentina. This annual report refers to those accounting principles as “Argentine Banking GAAP”. Argentine Banking GAAP differs in certain relevant respects from generally accepted accounting principles in Argentina, which we refer to as “Argentine GAAP”. Argentine Banking GAAP also differs in certain significant respects from the generally accepted accounting principles in the United States, which we refer to as “U.S. GAAP”. See Note 33 to our consolidated audited financial statements included in this annual report for a description of the differences between Argentine GAAP and Argentine Banking GAAP, and Item 5. “Operating and Financial Review and Prospects-Item 5.A. “Operating Results-U.S. GAAP and Argentine Banking GAAP Reconciliation” and Note 35 to our consolidated audited financial statements for a reconciliation of the principal differences between Argentine Banking GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of our net income and total shareholders’ equity for the three fiscal years ended December 31, 2009.
In this annual report, references to “US$”, “US Dollars”, and “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Argentine Pesos. The exchange rate used in translating Pesos into US Dollars and used in calculating the convenience translations included in the following tables is the “Reference Exchange Rate” which is published by the Argentine Central Bank and which was Ps.3.7967, Ps.3.4537 and Ps.3.1510 per US$1.00 as of December 31, 2009, December 31, 2008 and December 31, 2007, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into US Dollars at the rates indicated or at any other rate.
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

Also, in this annual report, “asymmetric pesification” refers to the compulsory conversion in January 2002 of most Dollar-denominated assets and certain Dollar-denominated liabilities held by financial institutions operating in Argentina, into Peso-denominated assets and liabilities at different exchange rates. In addition, “Compensatory Bond” and “Hedge Bond” refer to the bonds that the Government issued to the Bank (as well as to other financial institutions), as compensation for the negative effects of the asymmetric pesification on the Bank’s and other financial institutions’ financial condition. This is more fully described in Item 4. “Information on the Company-Government Regulation-Compensation to Financial Institutions”.
FORWARD LOOKING STATEMENTS
This annual report contains forward-looking statements that involve substantial risks and uncertainties, including, in particular, statements about our plans, strategies and prospects under the captions Item 4. “Information on the Company-Capital Investments and Divestitures”, Item 5. “Operating and Financial Review and Prospects-Item 5.A. Operating Results-Principal Trends” and Item 5. “Operating and Financial Review and Prospects-Item 5.B. Liquidity and Capital Resources”. All statements other than statements of historical facts contained in this annual report (including statements regarding our future financial position, business strategy, budgets, projected costs and management’s plans and objectives for future operations) are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of such words as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue” or other similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be provided with respect to these statements. Because these statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely from those contemplated in such forward-looking statements include but are not limited to:
•	changes in general political, legal, social or other conditions in Argentina;
•	changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies, including expected or unexpected turbulence or volatility in domestic or international financial markets;
•	changes in regional, national and international business and economic conditions, including inflation;
•	changes in government regulation, including tax regulations and changes in or failures to comply with banking or other regulations;
•	increased competition in the banking, financial services, credit card services, insurance, asset management and related industries;
•	changes in interest rates which may, among other things, adversely affect margins;
•	a loss of market share by any of our main businesses;
•	a change in the credit cycle and increased borrowers defaults;
•	our inability to sustain or improve our performance;
•	our inability to obtain additional debt or equity financing on attractive conditions or at all, which may limit our ability to fund existing operations and to finance new activities;
•	technological changes, changes in consumer spending and saving habits, our inability to implement new technologies, and
•	other factors discussed under Item 3. “Key Information-Item 3.D. “Risk Factors” in this annual report.
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
The selected consolidated financial information as of December 31, 2009 and December 31, 2008 and for the fiscal years ended December 31, 2009, 2008 and 2007 has been derived from our audited consolidated financial statements included in this annual report. The selected consolidated financial information as of December 31, 2007, December 31, 2006 and December 31, 2005 and for the fiscal years ended December 31, 2006 and December 31, 2005 has been derived from our audited consolidated financial statements not included in this annual report.
You should read this data in conjunction with Item 5. “Operating and Financial Review and Prospects” and our audited consolidated financial statements included in this annual report.

	Fiscal Year Ended December 31,
	2009	2009	2008	2007	2006	2005
	(in millions
	of US
	Dollars,
	except as
	noted)(1)
	Unaudited	(in millions of Pesos, except as noted)(1)

Consolidated Income Statement in Accordance with Argentine Banking GAAP
Financial Income	791.6	3,005.6	2,559.3	1,997.9	2,229.8	2,398.6
Financial Expenses	384.7	1,460.5	1,421.0	1,246.7	1,851.6	1,845.9
Net Financial Income (2)	407.0	1,545.1	1,138.3	751.2	378.2	552.7
Provision for Losses on Loans and Other Receivables	168.4	639.5	395.4	255.5	110.9	76.7
Income before Taxes	101.5	385.3	250.8	117.5	75.3	126.5
Income Tax	(41.1)	(156.0)	(74.0)	(71.5)	(94.2)	(19.3)

Net Income / (Loss)	60.4	229.3	176.8	46.0	(18.9)	107.2

Earnings / (Loss) per Share (in Pesos)	0.049	0.185	0.142	0.037	(0.015)	0.086
Cash Dividends per Share (in Pesos)	—	—	—	—	—	—
Stock Dividends per Share (in Pesos)	—	—	—	—	—	—
Book Value per Share (in Pesos)	0.435	1.653	1.487	1.333	1.296	1.310

Amounts in Accordance with U.S. GAAP
Net Income / (Loss)	202.9	770.2	(1,171.0)	592.9	3,524.9	731.0
Basic and Diluted Earnings / (Losses) per Share (in Pesos)	0.2	0.6	(0.9)	0.5	2.8	0.6
Book Value / (Deficit) per Share (in Pesos)	0.3	1.0	(0.6)	0.2	0.1	(1.7)
Financial Income	888.9	3,374.8	1,201.7	2,433.2	5,456.4	2,958.7
Financial Expenses	377.8	1,434.4	1,391.3	1,160.1	1,863.6	1,845.9
Net Financial Income / (Loss)	511.1	1,940.4	(189.6)	1,273.1	3,592.8	1,112.8
Provision for Losses on Loans and Other Receivables	138.9	527.3	450.1	203.4	160.3	113.5
Income Tax	(14.4)	(54.5)	50.9	(92.5)	(277.1)	19.3

Consolidated Balance Sheet in Accordance with Argentine Banking GAAP
Cash and Due from Banks	973.6	3,696.3	3,405.1	2,960.0	2,294.8	1,041.2
Government Securities, Net	1,029.1	3,907.2	1,531.8	1,693.0	3,188.3	5,967.4
Loans, Net	3,549.9	13,477.9	11,774.6	11,601.0	10,525.0	10,557.6
Total Assets	7,270.1	27,602.4	24,735.8	22,828.7	23,615.4	25,638.1
Deposits	4,488.0	17,039.4	14,056.1	13,165.6	10,779.4	8,421.7
Other Funds (3)	2,241.6	8,510.5	8,834.0	8,008.6	11,227.5	15,589.6
Total Shareholders’ Equity	540.6	2,052.5	1,845.7	1,654.5	1,608.5	1,626.8

Average Total Assets (4)	6,501.8	24,685.3	23,412.5	21,332.4	24,614.5	24,238.1

Percentage of Period-end Balance Sheet Items Denominated in Dollars:
Loans, Net of Allowances	17.78	17.78	16.97	15.13	16.66	9.84
Total Assets	24.95	24.95	28.85	27.60	28.94	26.55
Deposits	18.16	18.16	16.98	15.53	14.13	15.55
Total Liabilities	27.73	27.73	32.47	32.84	30.41	25.81

Amounts in Accordance with U.S. GAAP
Trading Securities	529.9	2,011.9	989.6	476.2	208.2	790.0
Available-for-Sale Securities	1,031.7	3,916.9	2,050.0	3,717.3	5,214.6	5,350.3
Total Assets	8,001.1	30,377.6	25,159.7	24,429.1	24,107.0	19,949.3
Total Liabilities	7,675.5	29,141.4	25,914.1	24,191.0	23,961.2	22,077.6
Shareholders’ Equity (Deficit)	325.6	1,236.3	(754.4)	238.1	145.8	(2,128.3)

	Fiscal Year Ended December 31,
	2009		2008		2007		2006		2005
	(in millions of Pesos, except as noted)(1)
Selected Ratios in Accordance with Argentine Banking GAAP
Profitability and Efficiency
Net Yield on Interest Earning Assets (5)	9.10%		5.72%		4.13%		1.21%		2.38%
Financial Margin (6)	8.41		5.72		4.12		1.74		2.53
Return on Average Assets (7)	1.12		0.91		0.37		—		0.59
Return on Average Shareholders’ Equity (8)	11.69		10.13		2.86		(1.15)		6.83
Net Income from Services as a Percentage of Operating Income (9)	45.90		51.07		54.86		63.99		48.65
Efficiency ratio (10)	71.05		76.57		77.29		92.80		72.56
Capital
Shareholders’ Equity as a Percentage of Total Assets	7.44%		7.46%		7.25%		6.81%		6.35%
Total Liabilities as a Multiple of Shareholders’ Equity	12.45	x	12.40	x	12.80	x	13.68	x	14.76	x
Total Capital Ratio	14.35%		13.92%		15.54%		15.03%		20.78%
Liquidity
Cash and Due from Banks as a Percentage of Total Deposits	21.69%		24.23%		22.48%		21.29%		12.36%
Loans, Net as a Percentage of Total Assets	48.83		47.60		50.82		44.57		41.18
Credit Quality
Past Due Loans (11) as a Percentage of Total Loans	3.95%		2.87%		2.77%		2.38%		2.34%
Non-Accrual Loans (12) as a Percentage of Total Loans	4.77		3.49		3.14		2.58		3.50
Allowance for Loan Losses as a Percentage of Non-accrual Loans(12)	118.64		123.11		114.05		117.16		111.90
Net Charge-Offs (13) as a Percentage of Average Loans	2.84		1.83		0.65		1.42		1.49
Ratios in Accordance with U.S. GAAP
Capital
Shareholders’ Equity (deficit) as a Percentage of Total Assets	4.07%		(3.00)%		0.97%		0.60%		(10.67)%
Total Liabilities as a Multiple of Total Shareholders’ Equity	23.57	x	(34.35	)x	101.61	x	164.33	x	(10.37	)x
Liquidity
Loans, Net as a Percentage of Total Assets	45.55%		49.59%		49.36%		40.10%		50.15%
Credit Quality
Allowance for Loan Losses as a Percentage of Non-Accrual Loans	108.37		141.34		132.13		168.58		139.49

Inflation and Exchange Rate
Wholesale Inflation (14)	10.04%		8.82%		14.56%		7.14%		10.69%
Consumer Inflation (15)	7.69		7.24		8.47		9.84		12.33
Exchange Rate Variation (16) (%)	9.93		9.61		2.66		1.25		1.94
CER (17)	6.95		7.97		8.50		10.08		11.75
The ratios disclosed above are considered significant for the Management despite of the fact that they are not a specific requirement of any GAAP.

(1)	The exchange rate used to convert the December 31, 2009 amounts into US Dollars was Ps.3.7967 per US$1.00. All amounts are stated in millions of Pesos, except inflation and exchange rates, percentages, ratios, multiples and per-share data.

(2)	Net financial income primarily represents income from interest on loans and other receivables resulting from financial brokerage plus net income from government and corporate debt securities, including gains and losses, minus interest on deposits and other liabilities from financial intermediation and monetary loss from financial brokerage. It also includes the CER adjustment.

(3)	Includes primarily liabilities with other banks and international entities. Until December 31, 2006, debt with the Argentine Central Bank was also included.

(4)	The average balances of assets, including the related interest that is due are calculated on a daily basis for Banco Galicia and for Galicia Uruguay, as well as for Tarjetas Regionales S.A consolidated with its operating subsidiaries, and on a monthly basis for Grupo Financiero Galicia and its non-banking subsidiaries.

(5)	Net interest earned divided by interest-earning assets. For a description of net interest earned, see Item 4. “Information on the Company-Selected Statistical Information-Interest-Earning Assets-Net Yield on Interest-Earning Assets”.

(6)	Financial margin represents net financial income divided by average interest-earning assets.

(7)	Net income excluding minority interest as a percentage of average total assets.

(8)	Net income as a percentage of average shareholders’ equity.

(9)	Operating income is defined as net financial income plus net income from services.

(10)	Administrative expenses as a percentage of operating income as defined above.

(11)	Past-due loans are defined as the aggregate principal amount of a loan plus any accrued interest that is due and payable for which either the principal or any interest payment is 91 days or more past due.

(12)	Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”.

(13)	Charge-offs plus direct charge-offs minus bad debts recovered.

(14)	As measured by the annual change in the end-of-period Wholesale Price Index (“WPI”), published by INDEC.

(15)	As measured by the annual change in the end-of-period Consumer Price Index (“CPI”), published by INDEC.

(16)	Annual change in the end-of-period exchange rate expressed in Pesos per US Dollar.

(17)	The “CER” is the “Coeficiente de Estabilización de Referencia”, an adjustment coefficient based on changes in the Consumer Price Index.
Exchange Rate Information
The following table sets forth the annual high, low, average and period-end exchange rates for US Dollars for the periods indicated, expressed in Pesos per Dollar and not adjusted for inflation.

	Exchange Rate(1)
	High	Low	Average(2) (3)		Period-End
	(in Pesos per US Dollar)
2005	3.0523	2.8592	2.9312	(3)	3.0315
2006	3.1072	3.0305	3.0784	(3)	3.0695
2007	3.1797	3.0553	3.1196	(3)	3.1510
2008	3.4537	3.0128	3.1801	(3)	3.4537
2009	3.8545	3.4497	3.7478	(3)	3.7967

December 2009	3.8205	3.7920	3.8070		3.7967
January 2010	3.8230	3.7942	3.8042		3.8230
February 2010	3.8677	3.8310	3.8512		3.8598
March 2010	3.8763	3.8543	3.8627		3.8763
April 2010	3.8862	3.8682	3.8761		3.8862
May 2010	3.9268	3.8860	3.9020		3.9268

(1)	Using closing reference exchange rates as published by the Argentine Central Bank.

(2)	Monthly average of daily closing quotations, unless otherwise noted.

(3)	Based on the annual average of the last day of each month’s closing quotation.
As of June 24, 2010, the exchange rate was Ps.3.9300 for US$1.00.

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
Risk Factors Relating to Argentina
Political and economic instability in Argentina and Government intervention in the economy as well as market conditions may adversely affect Grupo Financiero Galicia’s business and prospects.
Grupo Financiero Galicia’s results of operations may be affected by inflation, fluctuations in the exchange rate, modifications in interest rates, changes in the Government’s policies (among other, foreign investments or tax policies), social instability and other political, economic or international developments in Argentina or somehow affecting the country. It should be taken into account that in recent years the Government has exercised and currently exercises a marked influence on the Argentine economy.
In turn, Argentina’s economy has been characterized in recent decades by a high level of instability and volatility, periods of low or negative growth and high and variable inflation and devaluation levels. During 2001 and 2002, Argentina went through a period of serious political, economic and social instability, leading to the default on Argentina’s sovereign debt payments and the devaluation of the Argentine peso, after more than 10 years of fixed exchange rate parity with the dollar.
Therefore, the Government has enacted various broad scope laws and regulations which affect the economy in general and it cannot be assured that any change in the future, including the enacting of regulations by the Government or Argentine authorities, will not substantially and adversely affect the financial condition or the results of operations of private sector companies, including Grupo Financiero Galicia and its subsidiaries, or the rights of the holders of securities issued by such institutions or their value.
Despite the economic growth achieved during the last years, Argentina may, in the future, experience another economic recession with high inflation and unemployment rates. Consequently, a substantial adverse effect on the results of operations of Grupo Financiero Galicia and its subsidiaries could take place.
Inflation could increase and affect the economy and Grupo Financiero Galicia’s financial condition.
Following the decision in January 2002 to abandon the fixed exchange rate regime set forth in the Convertibility Law, the devaluation of the peso had an effect on the domestic price system and generated inflation in 2002 after several years of price stability.
In recent months, some private analysts have warned of a rise in inflation, which, according to them, will not be demonstrated by the official information. During 2009, inflation according to the Consumer Price Index provided by the National Institute for Statistic and Census (“INDEC”) was 7.7% -in comparison with 7.2% for the previous year-, while according to private estimates, consumer prices registered a 16.3% growth and according to the Internal Wholesale Price Index (“IWPI”) there was an increase of 10.0%.

General increases in salaries, public expenditure and the tariff settlement for public services may have a direct impact on inflation. Given the current uncertainties, it is not possible to assure that inflation will not increase or that the value of the peso will remain stable. In the past, inflation significantly undermined the Argentine economy and the Government’s ability to create conditions that would permit growth. In addition, high inflation or high volatility in inflation rates would negatively and materially affect the level of economic activity and employment, and the financial system’s volume of operations.
High inflation would also undermine Argentina’s foreign competitiveness, with the same negative effect on the level of economic activity, employment, real salaries, consumption and interest rates. High volatility of economic variables and uncertainty would shorten contractual terms and would erode economic agents’ planning and decision making capacity, affecting economic activity, especially financial system activity. An increase in inflation could affect the operations of Grupo Financiero Galicia’s subsidiaries and, especially, the development of financial intermediation activities of Banco Galicia, its business, financial condition, results of operations and prospects.
Argentina’s ability to obtain financing and attract direct foreign investment is limited, which could adversely affect the economy.
In the first half of 2005, Argentina restructured part of its sovereign foreign debt, which had been in default since late 2001. According to the Government, the exchange for the restructuring of said debt was accepted by 76% of creditors. However, holders of approximately US$20 billion of the sovereign debt subject to the restructuring offer, mainly from the United States of America, Italy and Germany did not accept the exchange and some of them initiated litigation against Argentina (“holdouts”) and have requested the attachment of accounts of the Government abroad with different results.
In November 2009, the Argentine National Congress (Congreso de la Nación Argentina) approved a suspension until December 31, 2010 of the “lock law” (which ended the Argentina external debt exchange), which allowed Argentina to reopen the debt exchange with holdouts, thus those holders of securities that were not included in the exchange carried out in 2005 were entitled to exchange their securities for new debt securities. The exchange period started on May 3, 2010. The wholesale tranche closed on May 14, while the retail tranche closed on June 22, and according to the Government there was a 66% acceptance rate.
Additionally, the Government has issued a necessary and urgent decree ordering the transfer of a percentage of freely available reserves of the Argentine Central Bank for the payment of sovereign debt. As a result, certain judges of the City and State of New York have issued certain preliminary injunctions over the funds of the Argentine Central Bank deposited in financial institutions of the United States, impeding the transfer thereof. Notwithstanding the foregoing, new legal proceedings and new precautionary measures against Argentina could be brought in the future with respect to the holdouts, which could have a significant adverse effect on the Argentine economy.
On September 2, 2008, Argentina announced its intention to cancel its sovereign debt with the creditor nations of the Paris Club. The Paris Club announced its acceptance of such decision. As of the date of this report, the amount of the debt to be cancelled, terms, and extent of the representations of the parties are still unknown. Almost 70% of Argentina’s debt with such forum is with Germany, Japan and Spain, but the Paris Club includes creditors such as the United States of America and other members of the Group of Eight. Failure to agree with the Paris Club could curb financing from multilateral financial institutions, which could adversely affect Argentina’s economic growth and public finances, and, consequently, adversely affect Grupo Financiero Galicia’s business, financial condition and results of operations.
In addition, foreign investors in various Argentine companies, including public utilities companies and a group of holders which did not participate in the debt restructuring, filed claims that amount up to over US$20 billion with the International Center for Settlement of Investment Disputes (“ICSID”), alleging that the emergency measures adopted by the Government are inconsistent with the rules of fair and equal treatment set forth in the different bilateral investment treaties signed by Argentina. As of the date hereof, the ICSID has ordered the Government to pay an amount of US$1 billion, plus interest and costs, on these claims. Also, regarding the same issue, and as of the date hereof, the United Nations Commission on International Trade Law (“UNCITRAL”) issued two awards against the Government to pay US$240 million plus interest and costs. Recently, a group of bondholders who did not participate in the external public debt restructuring, submitted before the ICSID an arbitration request for the amount of US$4.4 billion.

Argentina’s default on payments, the delay in completing the debt restructuring with holdout creditors, on the one hand, and the above-mentioned claims brought against the country, on the other hand, could hinder the fluid access to capital markets and flows of direct foreign investment by the Government and the country’s private sector. Consequently, the Government could lack sufficient financial resources to foster growth. Additionally, private sector investment, which is necessary for the same purposes, may not materialize due to the lack of financing.
If Argentina’s ability to access financing from international capital markets and attract direct foreign investment is restricted, there is a risk that it may lack sufficient funds in order to restart the investment cycle and sustain an elevated level of economic growth. As a consequence, the country’s fiscal condition could be affected, which could lead to higher inflation and could negatively affect the Government’s ability to implement economic policies that would foster economic growth. Therefore, if a sustained growth cycle is not achieved, political, social and economic instability could occur. All of these events would have an adverse effect on the Argentine economic outlook, and, consequently, an adverse impact on Grupo Financiero Galicia’s activities.
An excessive real appreciation of the peso could create a recession and renewed pressures on the foreign exchange market.
Currently, the Argentine Central Bank maintains a policy of intervention in the foreign exchange market, aiming at preventing sudden fluctuations in the national currency.
Nevertheless, a real significant increase of the peso would affect Argentina’s competitiveness, substantially affecting exports, and this, in turn could prompt new recessionary pressures on the country’s economy and a new imbalance in the foreign exchange market, which could prompt great volatility in the exchange rate.
Most importantly, in the short term, a significant appreciation of the real exchange rate could substantially reduce Argentine public sector’s tax income in real terms, given the strong reliance on taxes on exports (withholdings). This could worsen the public sector’s financial condition, likely prompting an increase in taxes or the printing of money to solve the issue. The latter would likely lead to higher inflation (see “Inflation could increase and affect the economy and Grupo Financiero Galicia’s financial condition”), and both measures would prompt recessionary effects on the economy, and therefore in the results of Grupo Financiero Galicia.
An eventual future devaluation of the peso could adversely affect the Argentine economy and Grupo Financiero Galicia.
Following the significant devaluation in the first half of 2002, the peso has remained stable at approximately 3 pesos per dollar since early 2003, and as a consequence of the world financial and economic crisis and other aspects of the local political and economic context the peso underwent a gradual devaluation. As of mid-June 2010, the peso was valued at around 3.95 per dollar. It cannot be assured that in the future, and due to the different local and international circumstances, there will not be abrupt movements in the value of the peso.
Despite the positive effects of the real devaluation of the peso in 2002 on the competitiveness of certain sectors of the Argentine economy, the depreciation has had a far-reaching negative impact on the Argentine economy in general, as well as on businesses’ and individuals’ financial condition. The devaluation of the peso had a negative impact on the ability of Argentine businesses to honor their debt denominated in foreign currency, led to high inflation, strongly reduced real wages, had a negative impact on businesses whose activity was dependent on domestic market demand, such as public utilities and the financial industry. The government’s ability to honor its foreign debt obligations was also negatively affected.

If the peso were to devalue significantly, the related negative effects on the Argentine economy could repeat, with adverse consequences on Banco Galicia and Grupo Financiero Galicia’s businesses, which could impair their ability to honor their obligations in foreign currency.
Argentina’s economy and its goods and financial services markets and securities markets remain vulnerable to external shocks which could have an adverse effect on the country’s economic growth and Grupo Financiero Galicia’s prospects.
Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other countries. Although said conditions vary from country to country, investor reactions to events occurring in one country may substantially affect capital flows to issuers and securities of markets in other countries, with similar characteristics, including Argentina. Argentina is viewed by the financial markets as being a “high beta” country, meaning that its domestic markets are highly sensitive to what happens in the international financial markets. In particular, during periods of high uncertainty in the international markets, entities generally choose to invest in high quality assets (flight to quality) to the detriment of emerging market assets. Lower capital inflows and declining prices in stock markets negatively affect the real economy of a country through higher interest rates or exchange rate volatility. In addition, foreign trade is another way through which the effects of the crisis are spread, as these transactions decrease in those countries which are going through a recession period, and, in turn, have an impact in the real economy of other countries, such as Argentina.
In the past, Argentina’s economy was adversely affected by developments in other markets, such as, among others, the events that occurred in Mexico at the end of 1994 and the collapse of various Asian economies between 1997 and 1998. There is a risk that similar events may affect the Argentine economy in the future.
In addition, at the end of 2007 and in early 2008, the Unites States of America’s economy started to show signs of weakness, stemming from the uncertainty provoked by the course of the world economy. The crisis in the subprime mortgage market in the United States of America spread quickly into other geographical regions, such as Europe, Asia and Latin America.
The volume of default on payments of mortgage loans in the subprime mortgage market in the United States increased dramatically due to the decrease in real property prices and higher interest rates. The considerable decrease in the value of financial products related to these subprime mortgage market loans initially led to the closing and bankruptcy of certain banks, which later turned into a general confidence and liquidity crisis in the international financial sector.
Given these events, long-term interest rates started to decrease from the second half of 2008. With the outbreak of the crisis in the international financial markets, central banks mainly focused on the potential negative effects on their economies. However, the dollar started to weaken reaching historically low values during 2007, when compared especially to a strengthened Euro, which reached levels of around US$1.60 per Euro, which situation is currently reversed as a result of the dissemination to European markets of the lack of confidence in the system that began in the United States of America. During the crisis, the principal financial institutions in the world have suffered substantial losses, further increasing the lack of confidence in the international financial system. At the same time, various financial institutions have become insolvent, bankrupt or had to be rescued by their country’s regulators or have merged with other institutions. Apart from the huge decreases in the world’s principal stock exchanges to historic levels during 2008 and 2009, there have been, in the context of a decelerating world economy, strong fluctuations in the price of oil and an abrupt fall in the price of other commodities.
As a consequence of the financial and economic crisis, during 2008 and 2009 the world’s major economies have entered into recessions or have shown a marked fall in their economic activities, which could trigger a less favorable or an unfavorable international environment for Argentina, forcing domestic economic policy adjustments by the Argentine Government, which adjustments could trigger a lower growth in the economy.
Certain market segments in which Grupo Financiero Galicia’s subsidiaries participate are vulnerable to economic recessions like the one described in this section. This and other new recessions have slowed and may in the future slow the growth of such segments and, consequently, adversely affect the business of Grupo Financiero Galicia in these areas.

The United States of America and the world’s major economies have shown signs of recovery and confidence in the financial system during recent quarters. However, there are risks that may disrupt this process, since there persist high levels of indebtedness in the public and private sector, an unrecuperated credit market and high levels of unemployment in the developed economies.
In particular, in Europe the recovery appears to be weaker, and there are differences between each country. Doubts regarding the fiscal situation and solvency of certain members of the European Union (mainly Greece, Spain, Portugal and Ireland) have generated an increase in uncertainty and greater volatility in international financial markets. The 2008-2009 crisis led to a higher fiscal deterioration of these economies, which had already been showing significant structural deficits and indebtedness, and caused uncertainty regarding their ability to honor their debts.
The interruption of the recovery process of the developed economies, or the effects of the current crisis or a new economic and/or global financial crisis, could affect Argentina’s economy, and, consequently, adversely affect the business of Grupo Financiero Galicia and its subsidiaries, including Banco Galicia, which could adversely affect their results and Grupo Financiero Galicia.
A decline in the international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth and on Grupo Financiero Galicia’s prospects.
Argentina’s financial recovery from the 2001-2002 crisis occurred in a context of price increases for Argentina’s commodity exports, such as soy. High commodity prices have contributed to the increase in the Argentine exports since the third quarter of 2002 and to high Government tax revenues from export withholdings.
The prices of the commodities that Argentina exports, though still at high historical levels, have decreased as a consequence of the world crisis which might affect future export levels. Such occurrence would have a negative impact on the levels of Government revenues and the Government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the Government’s reaction. Either of these results would adversely impact the prospects of the financial system and, therefore, of Grupo Financiero Galicia.
The foreign exchange market is subject to controls, which could adversely affect the ability and method in which Grupo Financiero Galicia and its subsidiaries repays its obligations denominated in a foreign currency.
Decree No. 1570/01, effective as of December 3, 2001, established certain restrictions on the manner in which foreign currencies are transferred abroad, prohibiting most ordinary foreign currency transfers abroad. Decree No. 1606/01 maintained the same provisions, but incorporated additional exceptions regarding the transfers of funds entering the country after December 3, 2001 to foreign countries.
Additionally, the Government issued Decree No. 616/05 (and supplementary regulations), which established new rules for capital movements into and from Argentina. Basically, this decree establishes that funds transferred into Argentina by residents and non-residents are subject to the deposit of a 30% reserve thereof, which must be deposited in dollars for one year in a local financial institution without bearing interest. Please note that regulations in force established certain exceptions to such deposit requirement. Moreover, the legislation provides that, subject to certain exceptions, the transfer of currency from Argentina to foreign accounts must be approved by the Argentine Central Bank, and establishes certain maximum amounts that individuals are allowed to acquire in the exchange market. For further information on these and other similar measures on foreign exchange controls, see Item 4. “Information on the Company-Government Regulation-Foreign Exchange Market” in this report.
It is not possible to assure you that the above-mentioned regulations will not be modified or to rule out that new regulations may be passed in the future maximizing or increasing even further restrictions for the inflow and outflow of foreign currencies in the local foreign exchange market. Those measures, as well as additional controls and/or restrictions, could adversely affect Grupo Financiero Galicia’s ability to access the international capital markets and could impair Grupo Financiero Galicia’s ability to pay principal and/or interest on its debt obligations in foreign currency, all of which could adversely affect Grupo Financiero Galicia’s financial condition and results of operations. Investors resident or not resident of Argentina holding assets abroad should take special notice of these regulations on access to the foreign exchange market.

High volatility in the regulatory framework could adversely affect the country’s economy in general as well as financial institutions and Grupo Financiero Galicia and/or its subsidiaries
Argentine governments have historically exercised a significant influence over the economy, and financial institutions in particular have operated in a highly regulated environment in different periods. Since December 2001, the Argentine government has enacted numerous, far-reaching laws and regulations affecting the economy in general as well as financial institutions in particular. The laws and regulations currently governing the economy and the financial sector could change in the future.
Various parliamentary projects to reform the Financial Institutions Act are under study, but the scope of such possible amendments is uncertain, and the impact on Grupo Financiero Galicia and its subsidiaries’ business is also uncertain.
It is not possible to guarantee that future changes in the regulatory framework and government policies will not adversely affect the activities carried out by Grupo Financiero Galicia’s subsidiaries, including Banco Galicia, and consequently, Grupo Financiero Galicia. The lack of a stable regulatory framework would impose significant restrictions on the financial system’s activities and on Grupo Financiero Galicia’s businesses, including Banco Galicia, and would cause uncertainty as regards Grupo Financiero Galicia’s future financial condition and results of operations.
Foreign judgments may not be able to be normally enforced in Argentina
Grupo Financiero Galicia and most of its subsidiaries are companies incorporated under the laws of Argentina. Most of their shareholders, directors, members of the Supervisory Syndics’ Committee, officers, and some specialists named herein are domiciled in Argentina and the most significant part of their assets is located in Argentina.
Under Argentine law, the enforcement of foreign judgments shall be allowed provided that the requirements in articles 517 to 519 of the National Code of Civil and Commercial Procedures are met or, if it is one of the powers reserved to the Provinces, the requirements in the local codes of procedure, and provided that the foreign judgment does not infringe the principles of public policy in Argentine law, as determined by the competent courts of Argentina.
As such, your ability to enforce a judgment of, among others, a US court against Grupo Financiero Galicia or its subsidiaries in Argentina may be limited.
Risk Factors Relating to the Argentine Financial System
The recovery of the financial system is dependent upon the ability of financial institutions, including Banco Galicia, to maintain and increase the confidence of depositors.
The measures implemented by the Argentine Government in late 2001 and early 2002, in particular the restrictions imposed on depositors to withdraw money freely from banks and the pesification and restructuring of their deposits, were strongly opposed by depositors due to the losses on their savings and undermined their confidence in the Argentine financial system and in all financial institutions operating in Argentina.
Although the financial system has seen a recovery in deposits (principally transactional deposits) since 2002, it cannot be assured that this trend will continue or that the deposit base of the Argentine financial system, including with Banco Galicia, will not be negatively affected in the future by adverse economic, social and political events. In turn, the rules and the decisions taken by the Government on the financial system may undermine the confidence of depositors. If such confidence in the financial system is affected once again, it will have a direct impact on the manner in which financial institutions, including Banco Galicia, conduct their business, basically, by affecting institutions’ ability to operate as financial intermediaries.

The negative consequences of the 2001-2002 crisis on the profile and activities of the financial system could not be completely overcome.
During and after the 2001 and 2002 crisis, the Argentine financial system practically ceased acting as an intermediary between savings and credit. In the second half of 2002, deposits began to increase, and in 2004, credit began to increase. Even though after the 2001-2002 crisis, the financial depth in Argentina increased (measured by the ratio of the total financial system’s private sector deposits and loans to gross domestic product), it is low when compared to international levels and lower than the periods prior to the crisis, especially in the case of loans to the private sector, which represented approximately 12% of the Argentine gross domestic product (“GDP”) as of December 31, 2009, as compared to a maximum of approximately 23% at the end of 1999.
The depth of the crisis and its effect on the depositors’ confidence in the financial system raise significant uncertainties as to the likelihood that the financial system will fully recover its ability to act as an intermediary between savings and credit, even more so in the current international environment.
In addition, although deposits in the financial system and in Banco Galicia have begun increasing again, most new deposits are either demand or short-term time deposits and the sources of medium- and long-term funding for financial institutions are currently limited, and have consisted, to a large extent, primarily since 2004, in the securitization of loan portfolios, which was negatively affected by the replacement of the retirement and pension system of the Retirement and Pension Fund Administrators (the “AFJPs”), which invested in loan securitization, by the Integrated Social Security System (Sistema Integrado Previsional Argentino) (“SIPA”), the new system administered by the National Social Security Administration (Administración Nacional de la Seguridad Social) (“ANSES”). Due to these reasons, as well as due to the characteristics of demand for credit, the expansion of credit through loans recorded since 2004 was based on short-term loans to individuals and companies.
For the financial system to be able to reach an adequate intermediation level and, at the same time, develop medium- and long-term credit without having to assume excessive risks in terms of maturity mismatches, the following would be required: (i) growth in deposits and loans to continue over time, (ii) the terms of assets and liabilities in the Argentine financial system to be extended, (iii) the public’s confidence in the Argentine financial system to return to levels enabling the savings in Argentina or a substantial part thereof to be redirected to the financial system, and (iv) a process of sustained growth with macroeconomic and legal stability to be consolidated.
It cannot be assured that these trends will materialize and, even if they do, financial intermediation activities could not develop to the extent needed nor attain the necessary volume so as to allow an adequate income generation capacity by Argentine financial institutions, including Banco Galicia. Under these circumstances, for an undetermined period of time, the scale of operations of financial institutions that operate in Argentina, including Banco Galicia, their business volume, the size of their assets and liabilities or their ability to generate results could be lower than before the crisis.
The asset quality of financial institutions could deteriorate if the growth process is interrupted.
The portfolio quality started to deteriorate during 2008, which, although partly recuperated since the second half of 2009, it cannot be assured that the private sector portfolio will not continue to deteriorate.
Also, despite the Argentine Central Bank’s measures to limit the financial system’s exposure to the public sector, the assets of certain financial institutions currently are highly exposed to debt instruments of Argentina’s public sector.
Therefore, currently, the value of a large portion of the assets held by various Argentine financial institutions, as well as those institutions’ income generation capacity, including Banco Galicia, is dependent, to a large extent, on the Argentine public sector’s repayment capacity, which is dependent on, among others, the presence of a verifiable continuity in economic growth.

Judgments against financial institutions relating to the pesification and rescheduling of deposits could deteriorate financial institutions’ profitability.
As a consequence of the measures adopted by the Government in connection with the pesification of banking deposits originally denominated in dollars and the rescheduling thereof, since the beginning of 2002, a significant number of legal actions were initiated by individuals and legal institutions, mainly through protection claims (“acción de amparo” or “amparo claims”), against financial institutions, including Banco Galicia, on the basis that these measures violated constitutional and other rights. These claims resulted in appellate and lower courts ordering precautionary injunctions, requiring banks to reimburse the relevant dollar-denominated deposits, or their equivalent in pesos, at the then prevailing exchange rate for the free market first and later the single market. These rulings resulted in a significant withdrawal of deposits from the financial system and in significant losses for financial institutions, including Banco Galicia, as these institutions had to reimburse the deposits in Argentina, which had been pesified and rescheduled by the Argentine government (mostly dollar-denominated deposits before pesification), at market exchange rates, higher than the Ps.1.40 rate at which the deposits were pesified and recorded. Banco Galicia deferred these losses, as established by the Argentine Central Bank, and they must be amortized as from April 2003. The Government has not provided compensation to financial institutions for these losses and has expressed that it has no intention to do so.
While the repayment schedule of Rescheduled Deposit Certificates (“Cedros”) expired in August 2005, and while there is a small amount of Rescheduled Deposits under amparo claims in the financial system, many of these claims are still pending and shall be determined during the following fiscal years, making it impossible to anticipate the final resolution of these cases. However, if judgments against financial institutions increased, including against Banco Galicia, additional losses would adversely impact the financial condition of financial institutions, including Banco Galicia.
The reform of the Integrated Pension and Retirement Benefits System could adversely affect the capital market evolution in Argentina.
Through the enactment of Law No. 26,425 in November 20, 2008, the Argentine National Congress approved the elimination of the capitalization system run by the AFJPs, which was absorbed and replaced by a single government run pension called SIPA. Among other measures, the law establishes that: (i) funds accumulated in the private retirement and pension system during the last fourteen years shall be administered by the ANSES and (ii) the retirement and pension system shall be public and citizens shall contribute to this new system.
The elimination of this system entails a significant change in the evolution of the local capital market and the Argentine financial system, since the AFJPs were an important factor within the group of institutional investors. Consequently, the ability to obtain financing through the capital market by Grupo Financiero Galicia and its subsidiaries could be affected.
Consumer protection laws may limit some of the rights afforded to Grupo Financiero Galicia and its subsidiaries.
Law No. 24,240, the Consumer Protection Law (the “Consumer Protection Law”) sets forth a series of rules and principles to protect consumers, including Banco Galicia’s customers. The Consumer Protection Law was amended on March 12, 2008 in various aspects, namely: (i) the universe of people considered as consumers under the Consumer Protection Law was widened, (ii) the maximum fines applicable to suppliers violating this law was increased and the enforcement administrative authority was empowered to order any supplier to pay direct damages up to a maximum amount, (iii) the courts were entitled to sentence suppliers to pay “punitive damages” to consumers (such punitive damages not to exceed Ps.5 million, depending on the gravity of the event and other circumstances), and (iv) the ability of consumers’ associations to bring class action law suits on behalf of an indeterminate universe of consumers’ rights was regulated. Also, the Secretary of Domestic Commerce, under the Ministry of Economy and Production, was appointed as the national enforcement authority whereas the city of Buenos Aires and the provinces were to act as local enforcement authorities.
Grupo Financiero Galicia cannot assure you that court and administrative rulings arising from the new regulation previously mentioned or from measures adopted by other enforcement authorities will not increase in the future the degree of protection given to its debtors and other clients, or that such rulings will not favor the claims brought by consumers’ groups or associations. This could hinder or prevent Grupo Financiero Galicia and its subsidiaries from collecting payments for services and financing provided, which could have an adverse effect on their results and operations.

Future limitations on creditors’ rights in Argentina and on the ability to foreclose on certain guarantees and collateral may adversely impact financial institutions.
For the purpose of protecting debtors affected by the economic crisis, as of 2002, the Government passed various laws and regulations limiting temporarily the ability of creditors to foreclose on collateral and to exercise their rights pursuant to similar instruments upon the occurrence of a default by a debtor under a financing agreement. Such limitations have restricted Argentine creditors, such as Banco Galicia, from initiating actions and/or lawsuits to collect and recover on defaulted loans. In the event of an adverse economic environment or in other circumstances, the Government could pass new rules and regulations restricting the ability of creditors to enforce their rights pursuant to loan agreements, guarantees and similar instruments, with a negative effect on the financial system and the business of Grupo Financiero Galicia and its subsidiaries.
The stability of the Argentine banking system is uncertain.
During 2001 and the first half of 2002, a significant amount of deposits were withdrawn from Argentine financial institutions. This massive withdrawal of deposits was largely due to the loss of confidence of depositors in the Argentine government’s ability to repay its debts, including its debts within the financial system, and to maintain peso-dollar parity in the context of its solvency crisis.
To prevent a run on the U.S. dollar reserves of local banks, the government restricted the amount of money that account holders could withdraw from banks and introduced exchange controls restricting capital outflows.
While the condition of the financial system has improved, adverse economic developments, even if not related to or attributable to the financial system, could result in deposits flowing out of the banks and into the foreign exchange market, as depositors seek to shield their financial assets from a new crisis. Any run on deposits could create liquidity or even solvency problems for financial institutions, resulting in a contraction of available credit.
In the event of a future shock, such as the failure of one or more banks or a crisis in depositor confidence, the Argentine government could impose further exchange controls or transfer restrictions and take other measures that could lead to renewed political and social tensions and undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth.
For additional information on our liquidity risk, see Item 5. “Operating and Financial Review and Prospects-Item 5.B. “Liquidity and Capital Resources”.
Risk Factors Relating to Us
Part of Banco Galicia’s assets is invested in debt instruments of the Argentine public sector.
As of March 31, 2010, the net global position of Banco Galicia in the Argentine public sector reached Ps.4,917 million, representing approximately 17.3% of its total assets and 2.2 times its shareholders’ equity. Of this total, Ps.3,433 million corresponded to National Government securities while the remaining Ps.1,484 million were Argentine Central Bank debt instruments.
Banco Galicia’s ability to honor its financial obligations could be adversely affected by the Argentine Government’s payment capacity.
In addition, the Argentine Government’s ability to honor its financial obligations is dependent on, among other things, its ability to establish economic policies that succeed in fostering an economy growth process sustainable in the long term, generating tax revenues and controlling public expenditures, which could, either partially or totally, fail to take place.
Banco Galicia’s public sector assets have been accounted for pursuant the Argentine Central Bank’s valuation rules, which implies that their book value does not reflect market values.
It should be noted that Banco Galicia records its public sector assets according to the Argentine Central Bank’s valuation rules. The book values of some of Banco Galicia’s public sector assets are higher than their respective market value.
Therefore, Banco Galicia’s financial condition does not reflect the adjustments to the market values of the above-mentioned assets. Future sales, exchanges of assets provided by National Government or the Argentine Central Bank where the received assets may have lower market values or arrangements of transactions carried out with these assets will reflect market conditions as of that moment, which could result in losses due to differences between the market and book value of said assets at such time.
Banco Galicia’s net position in assets adjustable by the Resource Stabilization Coefficient (Coeficiente de Estabilización de Referencia) (“CER”) exposes it to real interest rate variation.
The amendments and modifications of Banco Galicia’s assets and liabilities resulting from the Government measures to address the 2001-2002 economic crisis have created mismatches between its assets and liabilities in terms of currency, interest rate and terms. Currently, Banco Galicia has a net position in CER-adjustable assets (which index varies based on changes in consumer retail prices) that accrue a fixed interest rate on the adjusted principal. This position is funded by non-adjustable pesos-denominated liabilities, which bear market rates that are repriced mainly in the short term. This mismatch exposes the Bank to fluctuations in real interest rates, with an adverse impact on income if there is a significant increase in real interest rates paid on our peso-denominated liabilities, which occurs when the nominal interest rate increases more than the inflation rate.

Increased competition and consolidation in the banking and financial industry could adversely affect Banco Galicia’s operations.
If competition in the banking and financial sector increases as a result of the consolidation process in the industry, with the consequence of the creation of stronger and larger banks that may have more resources than Banco Galicia, this could reduce prices and margins and/or the volume of operations and market share, and therefore, the results of operations of Banco Galicia and other subsidiaries of Grupo Financiero Galicia could be adversely affected and consequently, Grupo Financiero Galicia’s capacity to honor its debt.
Grupo Financiero Galicia could be unable to invest in its business developments and/or to repay its financial obligations due to a lack of liquidity caused by it being a holding company.
Grupo Financiero Galicia, as a holding company, conducts its operations through its subsidiaries. Consequently, it does not operate nor hold substantial assets, except for equity investments in its subsidiaries. Except for such assets, Grupo Financiero Galicia’s ability to invest in its business developments and/or to repay obligations is subject to the funds generated by its subsidiaries and their ability to pay cash dividends. In the absence of such funds, Grupo Financiero Galicia could have to resort to financing options at unappealing prices, rates and conditions. Additionally, such financing could be unavailable when Grupo Financiero Galicia may need it.
Grupo Financiero Galicia’s subsidiaries are under no obligation to pay any amount to enable Grupo Financiero Galicia to carry out investment activities and/or to cancel its liabilities, or to give Grupo Financiero Galicia funds for such purposes. Each of the subsidiaries is a legal entity separate from Grupo Financiero Galicia, and due to certain circumstances, legal or contractual restrictions, as well as to the subsidiaries’ financial condition and operating requirements, Grupo Financiero Galicia’s ability to receive dividends could be limited and, its ability to develop its business and/or to comply with its payment obligations could be limited.
In addition, under certain regulations and agreements, Banco Galicia has certain restrictions related to dividend distribution. Notwithstanding the fact that the repayment of Grupo Financiero Galicia’s obligations could be afforded through other means, such as bank loans or new issuances in the capital market, investors should take such restrictions into account when analyzing Grupo Financiero Galicia’s investment developments and/or its ability to cancel its obligations. For further information on dividend distribution restrictions, see Item 8. “Financial Information-Dividend Policy and Dividends”.
It could be difficult for Grupo Financiero Galicia and its subsidiaries to completely overcome all the negative residual effects of the 2001-2002 crisis.
The ability of Grupo Financiero Galicia and its subsidiaries to generate income was adversely affected by the 2001-2002 crisis, especially its ability to generate financial income. It is difficult to predict whether Grupo Financiero Galicia’s subsidiaries will be able to maintain or increase their services and loans to the private sector, generating an increase in their financial income and income from services so that their net operating results exceed the losses originated during 2001-2002 crisis, in particular, and with respect to Banco Galicia, the amortization of amparo claims, the negative margin on their matched position in foreign currency resulting from the low yield of the Government bonds in dollars at a Libor interest rate, due in 2012 (the “Boden 2012”) and their exposure to government securities with market values lower than the book values.
Demand for fee-related products and services as well as for credit in Argentina depends mainly on the growth of the economy, for which reason the demand for financial products and credit could fail to increase to a sufficient extent or at the necessary pace.
Likewise, Grupo Financiero Galicia may not be able to sufficiently increase its business volume for operating income to exceed the losses. Also, lower economic growth could have a negative impact on asset quality and the losses associated with the loan portfolio. Therefore, Grupo Financiero Galicia may not be able to increase its operating results in the required amount or at the required pace in order to offset the losses, for which reason its final profitability and internal capital generation capacity could be negatively affected.

Certain administrative proceedings started by tax authorities against financial institutions could generate losses to such institutions, including Banco Galicia.
Some tax authorities in the provinces and in the City of Buenos Aires initiated administrative proceedings against certain financial institutions in order to collect higher gross income taxes from such financial institutions from year-end 2002 onwards. Provincial tax authorities claim a substantial amount in connection with gross income generated by financial institutions in 2002, as such authorities include the income related to the Compensatory Bond (as defined below), into the income subject of the tax. The purpose of the Compensatory Bond was to compensate financial institutions for the losses that they would otherwise incur as a result of the measures implemented to face the 2001-2002 crisis, in particular, the asymmetric pesification. Although the final decision of these proceedings is uncertain, financial institutions, including Banco Galicia, could suffer material losses.
Grupo Financiero Galicia’s estimates and established reserves for credit risk and potential credit losses may prove to be inaccurate and/or insufficient, which may materially and adversely affect its financial condition and results of operations.
A number of our products expose us to credit risk, including consumer loans, commercial loans and other receivables. Changes in the income levels of Grupo Financiero Galicia’s borrowers, increases in the inflation rate or an increase in interest rates could have a negative effect on the quality of Grupo Financiero Galicia’s loan portfolio, causing Grupo Financiero Galicia to increase provisions for loan losses and resulting in reduced profits or in losses.
Grupo Financiero Galicia estimates and establishes reserves for credit risk and potential credit losses. This process involves subjective and complex judgments, including projections of economic conditions and assumptions on the ability of our borrowers to repay their loans.
Grupo Financiero Galicia may not be able to timely detect these risks before they occur, or due to limited resources or available tools, Grupo Financiero Galicia’s employees may not be able to effectively implement its credit risk management system, which may increase its exposure to credit risk.
Overall, if Grupo Financiero Galicia is unable to effectively control the level of non-performing or poor credit quality loans in the future, or if its loan loss reserves are insufficient to cover future loan losses, Grupo Financiero Galicia’s financial condition and results of operations may be materially and adversely affected.
In addition, the amount of Grupo Financiero Galicia’s non-performing loans may increase in the future, including loan portfolios that Grupo Financiero Galicia may acquire through auctions or otherwise, maybe subject to the same credit risk as described above.
Changes in market conditions, and any risks associated therewith, could materially and adversely affect Grupo Financiero Galicia’s financial condition and results of operations.
We are directly and indirectly affected by changes in market conditions. Market risk, or the risk that values of assets and liabilities or revenues will be adversely affected by variation in market conditions, is inherent in the products and instruments associated with our operations, including loans, deposits, securities, bonds, long-term debt and short-term borrowings. Changes in market conditions that may affect our financial condition and results of operations include fluctuations in interest and currency exchange rates, securities prices, changes in the implied volatility of interest rates and foreign exchange rates, among others.
Item 4. Information on the Company
History and Development of the Company
Our legal name is Grupo Financiero Galicia S.A. We are a financial services holding company that was incorporated on September 14, 1999, as a “sociedad anónima” (“a stock corporation”) under the laws of Argentina. As a holding company we do not have operations of our own and conduct our business through our subsidiaries. Banco Galicia is our main subsidiary and one of Argentina’s largest full-service banks. Through the operating subsidiaries of Tarjetas Regionales S.A., a holding company wholly owned by the Bank, we provide proprietary brand credit cards and consumer finance services throughout Argentina. Through Sudamericana Holding S.A. and its subsidiaries or “Sudamericana” we provide insurance products in Argentina. We directly or indirectly own other companies providing financial related products as explained herein. We are one of Argentina’s largest financial services groups with consolidated assets of Ps.27,602.4 million as of December 31, 2009.
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
Our domicile is in Buenos Aires, Argentina. Under our bylaws, our corporate duration is until June 30, 2100. Our duration can be extended by a resolution passed at a general extraordinary shareholders’ meeting. Our principal executive offices are located at Teniente General Juan D. Perón 456, Second Floor, (C1038AAJ), Buenos Aires, Argentina. Our telephone number is (54-11) 4343-7528.
Our agent for service of process in the United States is C T Corporation System, presently located at 111 Eighth Avenue, New York, New York 10011.
Organizational Structure
The following table illustrates our organizational structure as of December 31, 2009. Percentages indicate the ownership interests held. All of the companies shown in the chart are incorporated in Argentina, except for:
•	Galicia Uruguay, incorporated in Uruguay and currently not an operating financial institution;
•	Galval Agente de Valores S.A. or “Galval”, incorporated in Uruguay;
•	Galicia (Cayman) Ltd. or “Galicia Cayman”, incorporated in the Cayman Islands;
•	Tarjeta Naranja Dominicana S.A., incorporated in the Dominican Republic.

History
Grupo Financiero Galicia
Grupo Financiero Galicia was formed on September 14, 1999 as a financial services holding company to hold all of the shares of the capital stock of Banco Galicia held by members of the Escasany, Ayerza and Braun families. Its initial nominal capital amounted to 24,000 common shares, 12,516 of which were designated as class A ordinary (common) shares (the “class A shares”) and 11,484 of which were designated as class B ordinary (common) shares (the “class B shares”).
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
On May 16, 2000, our shareholders held an extraordinary shareholders’ meeting during which they unanimously approved a capital increase of up to Ps.628,704,540 and the public offering and listings of our class B shares. All of the new common shares were designated as class B shares, with a par value of Ps.1.00. During this extraordinary shareholders’ meeting, all of our existing shareholders waived their preemptive rights. In addition, the shareholders determined that the exchange ratio for the exchange offer would be one class B share of Banco Galicia for 2.5 of our class B shares and one ADS of Banco Galicia for one of our ADSs. The exchange offer was completed in July 2000 and the resulting capital increase was of Ps.549,407,017. At date of completion of the exchange offer, our only significant asset was our 93.23% interest in Banco Galicia.

On January 2, 2004, our shareholders held an extraordinary shareholders’ meeting during which they approved a capital increase of up to 149,000,000 preferred shares, each of them mandatorily convertible into one of our class B shares on the first anniversary of the date of issuance, to be subscribed for in up to US$100.0 million of face value of subordinated notes to be issued by the Bank to its creditors in the restructuring of the foreign debt of its Head Office in Argentina (the “Head Office”) and its Cayman Branch, or cash. This capital increase was carried out in connection with the restructuring of the Bank’s foreign debt. On May 13, 2004, we issued 149,000,000 preferred non-voting shares, with preference over the ordinary shares in the event of a liquidation, each with a face value of Ps.1.00. The preferred shares were converted into class B shares on May 13, 2005. With this capital increase, our capital increased to Ps.1,241,407,017. For more information on the Bank’s debt restructuring, please see below.
In January 2005, we created Galval, a securities broker based in Uruguay, with the purpose of providing trading and custody services. We own 100% of the capital and voting rights of this subsidiary.
In August 2007, Grupo Financiero Galicia exercised its preemptive rights in the Bank’s share issuance and subscribed for 93.6 million shares of the Bank. The consideration consisted of: (i) US$102.2 million face value of negotiable obligations due 2014 issued by the Bank in May 2004, and (ii) cash. After the capital increase, Grupo Financiero Galicia held 94.66% of the Bank’s shares, up from 93.60%. For more information on the Bank’s capital increase, please see “-Banco Galicia-Banco Galicia’s 2007 Capital Increase”.
As of December 31, 2009, the controlling percentage grew to 94.71% due to minor purchases in the Buenos Aires Stock Exchange (“BASE”).
Banco Galicia
Banco de Galicia y Buenos Aires S.A. is a banking corporation organized as a stock corporation under Argentine law and supervised and licensed to operate as a commercial bank by the Superintendencia de Entidades Financieras y Cambiarias (Superintendency of Financial Institutions and Exchange Bureaus or the “Superintendency”).
The Bank was founded in September 1905 by a group of businessmen from the Spanish community in Argentina and initiated its activities in November of that year. Two years later, in 1907, the Bank’s stock was listed on the BASE. The Bank’s business and branch network increased significantly by the late 1950s and continued expanding in the following decades, after regulatory changes allowed the Bank to exercise its potential and gain a reputation for innovation, thereby achieving a leading role within the domestic banking industry.
In the late 1950s, the Bank launched the equity fund FIMA Acciones and founded the predecessor of the asset manager Galicia Administradora de Fondos S.A., Sociedad Gerente de Fondos Comunes de Inversión (“Galicia Administradora de Fondos”). Beginning in the late 1960s the Bank began to establish an international network mainly comprised of branches in New York and in the Cayman Islands, a bank in Uruguay and several representative offices.
In order to develop automated banking in Argentina and avoid bank disintermediation (i.e., when consumers directly access information or goods rather than using intermediaries) in the provision of electronic information and fund transfer services, in 1985, Banco Galicia established, together with four other private- sector banks operating in Argentina, Banelco S.A. to operate a nationwide automated teller system, which became the largest in the country. During the same year, Banco Galicia also acquired an interest in VISA Argentina S.A., and is currently one of the largest issuers of such cards in Argentina.
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
In order to fund its strategy, during the 1990s, the Bank tapped the international capital markets for both equity and debt. In June 1993, the Bank carried out its initial international public offering in the United States and Europe and, as a result, began to list its American depositary receipts (“ADRs”) on the Nasdaq Stock Market until 2000, when the Bank’s shares were exchanged for our shares. In 1991, it was the first Argentine bank to issue debt in the European capital markets and, in 1994, it was the first Latin American issuer of a convertible bond. In 1996, the Bank raised equity again through a local and international public offering.
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
Together with the launching of the above-mentioned initiatives, the Bank began to normalize its activities, progressively restoring its customer relations and growing its business with the private sector. The Bank’s deposit base began to increase in the second half of 2002 and loan origination picked up in late 2003. In parallel to the implementation of the above-mentioned initiatives, and while consistently expanding its business, the Bank undertook to progressively strengthen its balance sheet by (i) obtaining compensation from the Government for the negative effects of the asymmetric pesification, (ii) consistently reducing its high exposure to the public sector that was a legacy of the 2001-2002 crisis as well as (iii) reducing those liabilities incurred as a consequence of such crisis. Between 2005 and 2007, the Bank significantly reduced its exposure to the public sector by, among others, using public-sector assets to repay in advance Argentine Central Bank debt and restructured foreign debt. In 2007, the Bank finalized the full repayment in advance of its debt with the Argentine Central Bank incurred as a consequence of the 2001-2002 crisis. In addition, in August 2007, the Bank repaid in full the negotiable obligations that it had issued to restructure the debt of its New York Branch and undertook a share offering to increase its capitalization, in order to be able to support the increase in regulatory capital requirements on a bank’s exposure to the public sector and the growth of its business with the private sector. For more information, see “-Banco Galicia’s 2007 Capital Increase” below.

Restructuring of the Foreign Debt of the Bank’s Head Office in Argentina and its Cayman Branch
On May 18, 2004, the Bank successfully completed the restructuring of US$1,320.9 million of the debt of the Bank’s Head Office and its Cayman Branch, consisting of bank debt (including debt with multilateral credit agencies) and bonds. This amount represented 98.2% of the foreign debt eligible for restructuring. As of December 31, 2009, the principal amount of old debt, the holders of which did not participate in the exchange offer was US$1.7 million.
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
As of December 31, 2009, the outstanding principal amount of debt resulting from the above-mentioned restructuring amounted to US$556.3 million, US$132.2 million lower than as of December 31, 2008 and US$218.1 million lower than as of December 31, 2007, due to amortization, prepayments and advance cancellations. For more information see Item 5. “Operating and Financial Review and Prospects-Item 5.A. “Operating Results-Contractual Obligations”, and “Funding”.
Banco Galicia’s 2007 Capital Increase
On October 11, 2006, the Bank’s shareholders resolved to increase the Bank’s capital stock by up to 100 million ordinary (common) book-entry, class B shares, with one vote per share and a nominal value of Ps.1.0 each. The new shares could be purchased, at the option of the purchaser, in cash or in 2010 Notes, 2014 Notes and/or 2019 Notes. The offer was made only to shareholders. The purpose of the capital increase was to guarantee the Bank’s compliance with the Argentine Central Bank’s capital adequacy rules, in light of the increase in such requirements. This increase was expected because of the current and projected growth of the Bank’s business volume with the private sector and the Argentine Central Bank’s regulations establishing increasing capital requirements in respect of public-sector assets. See Item 4. “Information on the Company-Selected Statistical Information-Regulatory Capital-Banco Galicia”.
On July 27, 2007, we purchased 93,604,637 new shares through the exercise of our preemptive rights. During August 2007, the Bank issued 93,664,806 new shares through the exercise of its shareholders’ preemptive and accretion rights. In total, the transaction led to a net increase in the Bank’s shareholder’s equity of Ps.493 million, of which Ps.466 million was an aggregate increase in the Bank’s shareholders’ equity items capital stock and issuance premiums, net of issuance costs, and Ps.27 million was a profit in connection with the portion paid for in 2014 Notes, given that these notes were received by the Bank at a value lower than their book value.

Banco Galicia Uruguay S.A. and Galicia (Cayman) Ltd.
In 1983, Banco Galicia Uruguay S.A. was established as a “Casa Bancaria”, a license that granted an offshore status, as an alternative service location for the Bank’s customers. In September and October 1999, the Uruguayan government’s executive branch and the Uruguayan Central Bank, respectively, approved Galicia Uruguay’s status as a full service domestic bank. Due to the effects of the 2001-2002 crisis on Galicia Uruguay, in early 2002, the Central Bank of Uruguay suspended its activities and assumed control and management of Galicia Uruguay. In December 2002, Galicia Uruguay restructured its deposits into debt maturing in 2011. On June 1, 2004, Galicia Uruguay’s license to operate as a domestic commercial bank was revoked by the Central Bank of Uruguay, but it retained the license from the Uruguayan government’s executive branch. Control and management of Galicia Uruguay by the Central Bank of Uruguay ended on February 22, 2007. On May 15, 2009, Galicia Uruguay made available to its clients in advance US$27.3 million, corresponding to the remaining balance of its restructured debt, which was initially due in September 2011. At the date of this annual report, Galicia Uruguay is not engaged in any active business and its restructured debt (time deposits and negotiable obligations), has been repaid in full.
On May 29, 2009, the Special General Meeting of Galicia Uruguay approved the voluntary reduction of capital by redemption of shares. Following such capital reduction, Banco Galicia held 100% of the capital stock of Galicia Cayman, of which formerly 65.34% was controlled by Galicia Uruguay and the remaining 34.66% by Banco Galicia. As of the closing of fiscal year 2009 the shareholders’ equity of Galicia Uruguay amounted to Ps.56.2 million.
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
In 1999, the Bank reorganized its participation in this business through Tarjetas Regionales S.A., a holding company wholly owned by Banco de Galicia y Buenos Aires S.A. and Galicia Cayman, which achieved control of Tarjeta Naranja S.A., Comfiar S.A., Tarjetas Cuyanas S.A., and Tarjetas del Mar S.A. In addition, in 1999, Tarjetas Regionales S.A. acquired a 12.5% interest in Tarjetas del Sur S.A., a credit card company operating in southern Argentina. In January 2000, this interest increased to 60% and, in February of the same year, Tarjeta Naranja S.A. acquired the remaining 40%. In March 2001, Tarjetas del Sur S.A. merged into Tarjeta Naranja S.A.

As of December 31, 2009, Banco Galicia held 68.22% of Tarjetas Regionales S.A. while Galicia Cayman held the remaining 31.78%. Directly or indirectly, as of that date, the Bank held 80.0% of Tarjeta Naranja S.A., 60.0% of Tarjetas Cuyanas S.A., and 99.995% of Tarjetas del Mar S.A.
These companies have experienced a significant expansion of their customer bases, in absolute terms and with respect to the range of customers served, number of cards issued, distribution networks and size of operations, as well as a technological upgrade and general modernization. By mid 1995, Tarjeta Naranja S.A. had approximately 200,000 cards outstanding. As of December 31, 2009, the regional credit card companies had more than 4.7 million cards outstanding in the aggregate and were the largest proprietary brand credit card operation in Argentina.
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
Net Investment S.A.
Net Investment S.A. (“Net Investment”) was established in February 2000 as a holding company (87.5% owned by Grupo Financiero Galicia and 12.5% owned by Banco Galicia) whose initial purpose was to invest in and develop businesses related to technology, communications, the Internet, connectivity, and contents. The objective was to develop Banco Galicia’s internet businesses, in the areas related to e-commerce among companies, individuals and government agencies, mobile-phone payment solutions, content and connectivity services, and electronic services for companies, aiming to generate and exchange synergies with Banco Galicia’s operations.
On February 1, 2007, Tradecom Argentina -the only operating subsidiary of Net Investment — was merged into Net Investment.
By the beginning of 2008, Net Investment began to make changes to both its institutional and product images in order to improve its market presence, look for new customers and retain its current clients. Net Investment focused on, among other objectives, improving its organizational structure in order to strengthen its strategic areas, so as to be able to take advantage of new business opportunities. The efforts made were not sufficient to reach the business volumes necessary to generate the resources needed to cover Net Investment’s operating expenses for 2008. During 2009, Net Investment’s Board of Directors decided to refocus its operations and reorganize its structure, based on the future activities and objectives. As of December 31, 2009, the company did not hold ongoing transactions and as of the date of this annual report, the Board of Directors of the company is analyzing different business alternatives.
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
Business
Banking
Banco Galicia is our largest subsidiary. Banco Galicia operates in Argentina and substantially all of its customers, operations and assets are located in Argentina. Banco Galicia is a bank that provides, directly or through its subsidiaries, a wide variety of financial products and services to large corporations, small and medium sized companies (“SMEs”), and individuals.
Banco Galicia is one of the main banks within the Argentine financial system, and is a leading provider of financial services in Argentina. As per the information published by the Argentine Central Bank, as of December 31, 2009, the Bank ranked third in terms of assets and deposits and second in terms of its loan portfolio within private-sector banks. As of the same date, the Bank was also ranked first among private-sector domestic bank in terms of assets, loans and deposits. Its market share of private sector deposits and of loans to the private sector was of 7.81% and 7.67% respectively, as of the end of 2009. On a consolidated basis, as of the end of fiscal year 2009, Banco Galicia had total assets of Ps.28,355 million, total loans of Ps.14,041 million, total deposits of Ps.17,977 million, and its shareholders’ equity amounted to Ps.2,187 million.
Banco Galicia provides a full range of financial services through one of the most extensive and diversified distribution platforms amongst private-sector financial institutions in Argentina. This distribution platform is comprised of 237 full service banking branches, located throughout the country, 1,431 ATMs and self-service terminals owned by Banco Galicia, phone banking and e-banking facilities. The Bank’s customer base reaches more than 1.6 million customers, who were comprised of mostly individuals but who also included more than 46,000 companies. The Bank has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, it is one of the primary providers of financial services to individuals, one of the largest providers of credit cards, the primary private-sector institution serving the SMEs sector, and has traditionally maintained a leading position in the agriculture and livestock sectors.
For a breakdown of the Bank’s revenues by category of activity for the last three financial years, see Item 5. “Operating and Financial Review and Prospects-Item 5.A. “Operating Results-Results by Segments-Banking”.
Wholesale Banking
The Wholesale Banking Division includes the SMEs, Agriculture and Livestock Sector, Corporate, Capital Markets and Investment Banking, Public Sector and Foreign Trade Departments. The Wholesale Banking Division manages Banco Galicia’s business transactions with companies, aimed at developing value-added financial solutions and services, focused on the optimization of the business process of companies from the different economic sectors, thus contributing both to their business development and their competitive growth.
Banco Galicia is firmly committed to meeting the needs of Argentina’s economic activity, what is reflected in over 46,000 corporate customers and in the composition of Banco Galicia’s total loan portfolio (without consolidation with Tarjetas Regionales S.A.), 62% of which corresponds to credit to the productive sector (43.4% to SMEs and the agriculture and livestock sector, and 18.6% to large companies and corporations).

During the fiscal year 2009, Banco Galicia maintained its leading position in the SMEs and agriculture and livestock sectors, as well as a strong presence in the corporate segment.
Throughout its history of over 100 years, Banco Galicia has shown its commitment to the agriculture and livestock sector, building up a direct and close relationship with producers and the entities that group them, developing a tailor-made product and service offer and providing the professional and customized advisory services customers need.
Banco Galicia has a strong presence in the corporate segment, which is strengthened year after year thanks to the development of value-added solutions to meet the needs of this kind of companies, and the advisory services rendered by a team of professionals with considerable experience.
During the fiscal year, Banco Galicia unified the Middle-market Banking and the Large-corporations Banking areas.
The different collection and payment services offered by Banco Galicia, designed to ease and optimize daily operations reducing times and costs, are highly appreciated by customers within this sector. During this fiscal year, Cobranza Integrada Galicia (Galicia Integrated Collections), Pago a Proveedores (Payment to Suppliers) and Pago de Haberes (Payroll Payments) are worth noting due to the increase in the volume of transactions thereof.
With eight Corporate Banking Centers distributed in the main business areas of Argentina, Banco Galicia offers solutions adapted to the problems of each region, meeting the demands of customers on site, within the socio-economic environment in which they operate, and decentralizing decisions from the Head Office.
Cobranza Integrada Galicia, a product highly valued by companies since it allows them to optimize their collection system, obtained the ISO 9001 Certification, what evidences the kind of work carried out to improve the quality of products and services.
As regards the commercial credit-card market, Banco Galicia strengthened its leading position by offering more benefits through its Galicia Business and Galicia Corporate credit cards, which are aimed at the SMEs and the large corporations segments, respectively.
Galicia Rural, the leading credit card within the agriculture and livestock sector, with an estimated 60% market share taking into account the specific cards of this sector, continued offering benefits aimed at financing all the supplies, goods and services needed by the rural sector, exclusive financing conditions: 0% interest rate and terms from 90 to 180 days for the purchase of seeds, agrochemicals, fertilizers, bulk liquefied gas, machines and services, among others.
Galicia Office is the corporate e-banking service. By means of Galicia Office, companies may, without any cost, make inquiries and requests about their banking products (accounts, loans, investments, Visa and Galicia Rural liquidations), as well as gain access to a wide range of information about its checks portfolio and returned checks, request and ratify checkbooks, make transfers between their accounts and third party accounts at the Bank or any other Bank, make investments, consult their foreign trade operations, make payments to their employees with maximum security, renew its digital signature on line and make payments to their suppliers. The volume of queries and transactions made through Galicia Office continues to grow year after year as well as the companies subscribed thereto, which nowadays are more than 35,000. During the fiscal year 2009, over 52 million queries and 2.1 million transactions were recorded.
As regards direct payroll deposits, the volume of transactions exceeded by 42% the figure recorded in 2008. As regards foreign trade, the amount of transfers abroad and payment orders processing exceeded by 35% the figure recorded the previous fiscal year.
Capital Markets and Investment Banking
The capital market activity is focused on corporate debt transactions and, to a lesser extent, on financial trusts.
Also, Banco Galicia contributes to the optimization of the affiliated companies’ financing strategy.

Non-Financial Public Sector
During the fiscal year 2009, Banco Galicia continued improving its position as a service provider for the public sector, by visiting and offering services to several municipalities and national universities. As a result of these actions, new agreements were entered into and additional services were offered to the municipal sector. Furthermore, Banco Galicia continued taking part in different public bids on direct payroll deposit.
The interest in such offered services shown by the municipal sector places Banco Galicia in a good position to continue doing business in fiscal year 2010.
Foreign Trade
During 2009, trade transactions totaled US$7,673 million, thus increasing the market share from 6.6% to 8.0%.
It is worth noting that Galicia Comex, the first Internet portal specialized in foreign trade in the Argentine financial system, is increasingly being used by customers as a source of information and consultation. From Galicia Comex, customers may access valuable information for their activity, such as tools, key news, sector-specific reports, analyses on external markets, interpretation of regulations and articles written by specialists, among others, in order to provide a comprehensive vision of the international business, combining operational and commercial aspects. In 2009, there were more than 3,000 monthly visits to the portal.
Retail Banking
The Retail Banking Division manages the Bank’s business with individuals and with businesses, small retailers and professionals with annual revenues below Ps.1 million. Retail Banking provides a wide range of financial products and services, encompassing transactions, loans, and investments. On the transactions side, among others, the Bank offers its customers checking and savings accounts, credit and debit cards, and payroll direct deposit. On the investment side, Banco Galicia’s products and services include certificates of deposit, mutual funds and insurance products. In addition, Banco Galicia provides credit for the acquisition of consumer goods and housing, mainly through personal loans, credit-card loans, overdraft loans and residential mortgages. The Bank’s product offerings also include securities and foreign exchange brokerage, securities custody, and safe deposit boxes, among others. In addition the Bank provides private banking services. The Bank’s customers have access to its services through its branch network as well as through its electronic distribution channels. See below and “-Sales and Marketing”.
Banco Galicia is one of the members of the small group that is the leader in this market, and in 2009 led the way by maintaining an attractive benefit offer for its customers under the “Cada día Más” (More every day) campaign, what allowed Banco Galicia to anticipate and increase its market share in most of the business lines.
Banco Galicia divides its customer base with regard to customer activity and income level, with the purpose of meeting the needs of each customer profile.
Galicia Prefer is a comprehensive financial offer devised for higher-income customers, through which Banco Galicia renders a distinctive service and financial products according to the needs of this type of customers.
During 2009, Banco Galicia launched Galicia Prefer Platinum, a new service that includes exclusive features such as personal concierge, a broad insurance coverage, preferential rates both for assets and investments and higher financing limits, among others.
As regards direct payroll deposit services, Banco Galicia renders this service to 15,000 companies, what accounts for more than 500,000 customers.
Banco Galicia has more than 31,000 customers in the Small-sized Companies segment. This customer segment, with a turnover of up to Ps.20 million, is serviced by more than 250 specialized corporate officers in branches.

Private Banking offers distinctive and professional services to individuals with medium to high-sized net worth, through the management of their investment portfolios and the provision of financial advisory services. Private Banking offers its customers a wide range of domestic financial investment alternatives, giving priority to Banco Galicia’s products (deposits, Fima mutual funds, among others) and to trusts and negotiable obligations where Banco Galicia acts as arranger.
One of the competitive advantages offered by Private Banking within this segment is the broad geographic coverage, with thirteen service centers throughout Argentina.
Furthermore, the new ISO 9001 certification of the customer service model is worth noting. This certification has been improved during the fiscal year under the 9001:2008 version, thus reaffirming Private Banking’s commitment to the ongoing improvement of customer service quality.
Banco Galicia issues Visa, Visa Débito, American Express and MasterCard credit cards, exceeding 1.15 million accounts with statements and debit cards with purchases.
Banco Galicia maintains its position as one of the major financial institutions that puts at the disposal of its customers, in an efficient and easy manner, a broad range of property and personal insurance products marketed through its wide distribution network, conducting operations with renowned insurance companies that are market leaders.
During 2009, property insurance policies that provide coverage for homes were more than 138,000. Individual’s insurance, such as personal accident insurance, exceeded 53,000 policies; life and health insurance exceeded 19,000 policies, and more than 85,000 insured customers carry unemployment insurance.
Homeowners and office package insurance policies guarantee the continuity of customers’ undertakings and reached almost 5,000 insurance policies by the end of 2009.
As regards personal loans, Banco Galicia continued working hard on improving its offer, with special emphasis on its customer base and aimed at keeping growing while maintaining the excellent risk levels obtained. With this goal in mind, Banco Galicia continued developing and improving credit limits (through an automatic rating process) to those customers whose salaries are directly deposited in Banco Galicia or those who already have an outstanding risk product.
As regards the offer of lines of credit, Banco Galicia is focused on offering products with characteristics that are in line with the different customers’ needs and income segment, what made it possible to improve granting efforts and get higher product profitability.
The branch network contributes to make Banco Galicia’s distribution network one of its most important competitive advantages, due to its extension and wide geographical coverage. Such issues are reinforced through the use of Banco Galicia’s intranet, high technology systems and communications, a consistent system of incentives and the constant follow up of service quality.
As of December 31, 2009, the Bank’s branch network’s geographical distribution was as follows:

Geographical Area	Number of Branches
City of Buenos Aires	77
Greater Buenos Aires	61
Rest of the Province of Buenos Aires	28
Santa Fe	15
Córdoba	14
Mendoza	9
Entre Ríos and Chubut	4	each
Río Negro	3
Corrientes, La Pampa, Misiones, San Luis, Tierra del Fuego and Tucumán	2	each
Catamarca, Chaco, Formosa, Jujuy, La Rioja, Neuquén, Salta, Santa Cruz, Santiago del Estero and San Juan	1	each

Total	237

Apart from the branches, Banco Galicia has Alternative Channels which include the Red Galicia 24, the e-galicia.com portal, Galicia Servicios Móviles and the Retail Sales Unit. These are, in addition to the branches, a service, transactions and sales channel focused on individual and corporate customers. During 2009, the volume of transactions carried out through these channels accounted for 86% of total transactions.
Banco Galicia’s ATMs and self-service terminals make up a channel to solve customers’ and users’ transactional needs in a simple, safe and affordable way, on a 24/7 basis. They are distributed all over the country in the branch network and other locations, such as gas stations, supermarkets and shopping malls.
During the first semester of the fiscal year 2009, Banco Galicia ended the replacement of all the ATMs in branches and other locations. Apart from that, towards the end of 2009 Banco Galicia was the first bank in Argentina that launched to the market an ATM which allows making deposits in cash without using envelopes. This technology immediately authorizes deposits in Galicia accounts, and money is credited online. In this way, the transaction speeds up and deposits are automatized in a more advanced manner, thus eliminating the use of envelopes, the only way to deposit money in local ATMs until today.
The e-galicia website stands out for the services it renders, its contents and quality. There, customers can request products pursuant to their needs with the assistance of an interactive advisor, make queries on promotions in the innovative benefits catalogue, and get information about all the products and services offered by Banco Galicia. It as well facilitates access to Banco Galicia’s specific channels for both individuals (Galicia Home Banking) and companies (Galicia Office), allowing customers to operate with their products from any location 365 days a year.
Galicia Servicios Móviles comprises the suite of services for cell phones (SMS, WAP, and Java and iPhone applications) which allow customers to make queries on accounts, to pay services, to subscribe to alerts and to make queries on information regarding their credit cards.
Regional Credit- card Companies (Consumption)
The companies devoted to the issuance of regional credit cards and the provision of financing transactions to consumers are subsidiaries of Banco Galicia through Tarjetas Regionales S.A. (Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A.).
The regional credit card companies’ operation is estimated to be the largest of its kind in Argentina. These companies issue proprietary brand credit cards (the “Naranja”, “Nevada” and “Mira” cards) to their customers in the Interior, which allow their holders to charge purchases of goods or services in a network of more than 100,000 retailers that have agreed to accept the cards, located throughout the Interior and in certain locations of the Greater Buenos Aires area. The companies accept and process from each participating retailers the charges arising from cardholder purchases. The cards can be used as charge cards or purchases can be financed through different payment schedules among which cardholders can choose and that differ by company. The regional credit card companies also extend personal loans to the cardholders to be repaid in up to 24 fixed installments. Through these cards, customers also have access to the ATM networks operating in Argentina (Banelco and Link) to make cash withdrawals and to automatic debit services, among others. The regional credit card companies also market Sudamericana’s insurance products and issue Visa, Amex and MasterCard cards (accepted all over the world) to holders of their proprietary brand cards. All of the products of a customer are managed through one statement.
At the end of 2009, the branch network was composed of 209 service centers and the staff totaled 3,936 employees in all the companies.
As of December, 2009, the number of statements issued and the number of cards managed by the regional credit card companies exceeded 1.9 million and 4.7 million, respectively, figures similar to the ones registered at the end of fiscal year 2008. With respect to business volume, aggregate annual purchases made by cardholders exceeded Ps.9.06 billion in fiscal year 2009, representing an increase of 20% from fiscal year 2008, while the regional credit card companies loan portfolio before allowances for loan losses and including securitized loans, amounted to Ps.3.37 billion, representing a 3.8% increase from the end of 2008. In 2009, the total number of transactions (purchase coupons plus loan and advance operations) amounted to 77 million.

During 2008, aggregate annual purchases made by cardholders were more than Ps.7.55 billion in fiscal year 2008, representing almost an increase of 35% from fiscal year 2007 and the regional credit card companies loan portfolio before allowances for loan losses and including securitized loans amounted to more than Ps.3.25 billion, representing a 20% increase from the end of 2007. In 2008, the total number of transactions (purchase coupons plus loan and advance operations) amounted to about 70 million.
During 2009, Tarjeta Naranja obtained the second position in the Great Place to Work award, thus reaffirming the goals related to improving the quality of resources and the rendering of services. Human resources were one of the mainstays for the business and operational success of the regional credit card companies.
For a breakdown of the regional credit card companies’ revenues for the last three financial years, see Item 5. “Operating and Financial Review and Prospects-Item 5.A. “Operating Results-Results by Segments-Regional Credit Cards”.
Financial Division
The Financial Division includes the Treasury, Banking Relations and Management of Assets and Liabilities. Apart from that, this Division takes part in the mutual funds business -being the main distribution channel for this type of products-, as well as in the trading business through Galicia Valores S.A.
The Treasury Department is responsible for, among other things, managing liquidity and the different financial risks of Banco Galicia, based on the parameters determined by the Board of Directors. It manages positions in foreign currency and government securities, and it as well acts as intermediary and distributes financial instruments for its own customers (Institutional Investors) and corporate customers and individuals. It takes part in different markets in its capacity as agent of the Mercado Abierto Electrónico (MAE) and member of the Rosario Futures Exchange (ROFEX), Financial Products Division. Through Galicia Valores S.A. Sociedad de Bolsa (“Galicia Valores”), this Department offers customers the possibility to conduct transactions at the BASE.
In 2009, Banco Galicia was ranked 8th in the MAE’s annual ranking for transactions of fixed-income instruments. In the wholesale foreign exchange market, the total amount corresponding to transactions made by Banco Galicia through the MAE was US$5,591 million, what represented a 47% decrease in the year. As regards the currency futures market (OTC-Rofex), volumes traded by Banco Galicia amounted to US$7,230 million during 2009, representing a 20% increase in volume compared to the previous year, ended the fiscal year in the 5th place within the MAE’s ranking.
During the last quarter of 2009, Banco Galicia started to conduct operations in the interest rate derivatives market within the MAE, getting to the 5th place in swaps contracts and the 3rd place in futures contracts, in terms of volume.
The Banking Relations Department is responsible, at the international level, for managing Banco Galicia’s business relationships with correspondent banks, international credit agencies, official credit agencies and international mutual funds and, since the fourth quarter of fiscal year 2009, within the domestic sector, with financial institutions and exchange houses.
The Management of Assets and Liabilities Department is in charge of preparing and analyzing information aimed at managing the mismatches Banco Galicia’s activities are subject to, maintaining the exposure within the policies determined by the Board of Directors.
Among its activities, the following are included: provision of support to the Assets and Liabilities Committee (ALCO) through the analysis, quantification and control of the risks associated to different business hypotheses and market scenarios, as well as the follow-up and control of liquidity policies and currency mismatches, whether due to regulations of the Argentine Central Bank or else Banco Galicia’s operations.

Banco Galicia distributes the Fima mutual funds through its broad distribution network (branches, electronic banking, telephone banking) to different customer segments (institutions, companies and individuals), while it acts as custodian of the assets that make up the funds, in its role as depository. Galicia Administradora de Fondos is the company that manages investments and determines the value of the mutual fund units on a daily basis.
Fima mutual funds reached to Ps.1,098 million as of 31 December, 2009 with a market share of 6.5%.
The Comprehensive Corporate Services Division integrates all of Banco Galicia’s operations so as to improve the efficiency of operational processes.
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
Total insurance production of the aforementioned insurance companies amounted to Ps.325.5 million during 2009, 10.8% higher than the volume of premiums of the previous year (Ps.293.7 million). This increase in insurance production was mainly recorded for Galicia Seguros, with Ps.50.3 million more premiums written than in the same period of the previous fiscal year. As regards Galicia Seguros’ business transactions, the focus was placed on continuing to increase the company’s turnover and sales, which in 2009 amounted to Ps.95 million of annualized premiums. This represented a 28% growth when compared to the previous year, thus increasing the insurance policy laps ratio and extending the types of coverage offered.
In turn, Galicia Retiro recorded a Ps.18.6 million decrease in premiums written, as a result of the coming into force of Law 26425 that creates the Argentine Integrated Social Security System (SIPA), which brought about the end of pension-linked life annuities, the main product marketed by this company. Notwithstanding that, Galicia Seguros continues with the management of funds and the payment of annuities to its insured. For a breakdown of the insurance company’s revenues for the last three financial years, see Item 5. “Operating and Financial Review and Prospects-Item 5.A. “Operating results-Results by Segments-Insurance”.
Other Businesses
Galicia Warrants: this company is a leading company in the deposit certificates and warrants issuance market. This company has been continuously conducting transactions since 1994, supporting medium and large companies in regard to the custody of stocks. Galicia Warrants main objective is to enable its customers access to credit and financing, which are secured by the property kept under custody. Galicia Warrants main customers belong to the agricultural, industrial and agro-industrial sectors, and also include exporters and retailers.
The higher credit offer and the better performance of productive markets allowed the company to recover the business volumes that had been hit by the crisis that took place at the beginning of the year, and generated a more optimistic outlook for the next fiscal year. Consequently, during 2009 the company recorded income from services for Ps.10.9 million, with a net income amounting to Ps.7.7 million at fiscal year-end. This can be further explained by the sale of an important warehouse.
Net Investment: this company has performed its activities in the areas of intercompany e-commerce, with the purpose of creating and exchanging synergies with Banco Galicia’s business activities.
The extension of terms to carry out new sales, the increases in the structure of costs and the inability to pass such increases on to the prices of the services rendered, were factors that did not allow the company to achieve the results it expected. Due to the aforementioned, in addition to the international financial crisis, estimates for fiscal year 2009 showed a less favorable scenario. For such reason, Net Investment’s Board of Directors decided to refocus its operations and rightsize its structure.

Due to the above-described circumstances, the company requested cash contributions to shareholders, ad-referendum of the resolution adopted at the Shareholders’ Meeting, to be used for the absorption of the losses recorded for the fiscal year ended December 31, 2009. In order to end the business relationships developed with its customers successfully, Net Investment offered to act as a link to ease the migration of transactions to other providers in the market.
The outlook for the current fiscal year is related to the possibility of carrying out the business alternatives that are being analyzed by the Board of Directors.
Galval: this company mainly generates fee income from brokerage and custodial services. As of December 31, 2009, it had customers’ securities held in custody for US$116.8 million, of which US$17.6 million correspond to the holding of securities of Grupo Financiero Galicia.
GV Mandataria: The Company acts as a provider of administrative services of Galval. During 2009, income from services amounted to Ps.3.8 million, with a pretax net income of Ps.0.3 million.
For a breakdown of the other businesses’ revenues for the last three financial years, see Item 5. “Operating and Financial Review and Prospects-Item 5.A. “Operating Results-Results by Segments-Other Grupo Businesses”.
Competition
Due to our financial holding structure, competition is experienced at the level of our operating subsidiaries. We face strong competition in most of the areas in which our subsidiaries are active. For a breakdown of our total revenues, for each of the past three fiscal years, for the activities discussed below (i.e., banking, regional credit cards and insurance), please see Item 5. “Operating and Financial Review and Prospects-Item 5.A. “Operating Results-Results by Segments”.
Banking
Banco Galicia faces significant competition in all of its principal areas of operation. The Bank faces competition from foreign banks operating in Argentina, mainly large retail banks which are subsidiaries or branches of banks with global operations, Argentine national and provincial government-owned banks, private-sector domestic banks and cooperative banks, as well as non-bank financial institutions.
With respect to private-sector customers, the principal segment for the Bank, the main competitors are large foreign banks and certain domestically-owned private-sector banks, which, prior to the crisis, operated in commercial or private banking and that, after the 2001-2002 crisis, acquired the retail operations of banks that left the business as a result of such crisis. Competition from public-sector banks has decreased since the immediate post-crisis period, as the public initially attracted to such institutions as a safe harbor began to search for better service with private-sector financial institutions. However, the three largest government-owned banks are of a significant size and also compete with the Bank.
Banco Galicia’s estimated deposit market share of private-sector deposits in the Argentine financial system was 7.81% as of December 31, 2009, compared to 7.61% as of December 31, 2008 and 8.23% as of December 31, 2007.
According to information published by the Argentine Central Bank, as of December 31, 2009, the Bank was the third private-sector bank as measured by its assets and by its deposits, the second bank measured by its loan portfolio, and ranked fifth in terms of net worth.
The Bank believes that it has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, Banco Galicia believes it is one of the primary providers of financial services to individuals, the primary private-sector institution serving the SMEs sector, and has traditionally maintained a leading position in the agriculture and livestock sector.

Argentine Banking System
As of December 31, 2009, the Argentine financial system consisted of 83 financial institutions, of which 66 were banks and 17 were financial non-bank institutions (including finance companies, credit unions and savings and loans associations). Of the 66 banks, 12 were Argentine national and provincial government-owned or related banks. Of the 54 private-sector banks, 32 were private-sector domestically-owned banks; 21 were foreign-owned banks (i.e., local branches or subsidiaries of foreign banks); and 1 was a cooperative bank, also domestically-owned.
As of the same date, the largest private-sector banks, in terms of total deposits, were: Banco Santander Río, BBVA Banco Francés, Banco Galicia, Banco Macro, HSBC Bank, Credicoop and Citibank. Banco Galicia, Banco Macro and Credicoop are domestically-owned banks and the others are foreign-owned banks. According to information published by the Argentine Central Bank as of December 31, 2009, private-sector banks accounted for 56.8% of total deposits and 59.8% of total net loans in the Argentine financial system. Argentine financial industry regulations do not raise any entry or exit barriers, nor do they make any differentiation between locally or foreign-owned institutions. The only cooperative bank is active principally in consumer and middle-market banking, with a special emphasis on the lower end of the market. As of December 31, 2009, financial institutions (other than banks) accounted for approximately 0.4% of deposits and 2.9% of net loans in the Argentine financial system.
As of December 31, 2009, the largest Argentine national and provincial government-owned or related banks, in terms of total deposits, were Banco Nación and Banco de la Provincia de Buenos Aires. Under the provisions of Law No. 21,526 as amended (Ley de Entidades Financieras, “the Financial Institutions’ Law”), public-sector banks have comparable rights and obligations to private banks, except that public-sector banks are usually chosen as depositaries for public-sector revenues and promote regional development and certain public-sector banks have preferential tax treatment. The bylaws of some public-sector banks provide that the governments that own them (both national and provincial governments) guarantee their commitments. Under current law, Banco de la Provincia de Buenos Aires is not subject to any taxes, levies or assessments that the Government may impose. According to information published by the Argentine Central Bank, as of December 31, 2009, government-owned banks and banks in which the national, provincial and municipal governments had an ownership interest accounted for 42.8% of deposits and 37.3% of loans in the Argentine financial system.
Consolidation has been a dominant theme in the Argentine banking sector since the 1990’s, with the total number of financial institutions declining from 214 in 1991 to 82 at December 31, 2009, with the ten largest banks holding 76.1% of the system’s deposits and 71.4% of the system’s loans as of December 31, 2009.
Foreign banks continue to have significant presence, despite the fact that the number of foreign banks decreased by 18 through December 2009, as compared to the end of 2001, and that foreign banks’ share of total deposits has decreased since the 2001-2002 crisis while the share of domestic private-sector banks has increased.
Regional Credit Cards
No official data is available about the credit card market and the consumer of financial services’ market in the Interior, where the regional credit card companies operate. However, the regional credit card companies’ operation is estimated to be the largest of its kind in Argentina and Tarjeta Naranja S.A. is estimated to be the largest proprietary-brand credit card issuer in Argentina among approximately 170 existing companies.
Insurance
Sudamericana’s subsidiaries face significant competition since, as of December 2009, the Argentine insurance industry was comprised of approximately 178 insurance companies, 39 of which were dedicated exclusively to life insurance and 21 to annuities. Subsidiaries of foreign insurance companies and the world’s largest insurance companies with global operations are among these companies. In addition, as of that date, the number of brokers amounted to approximately 23,800 individuals and 442 companies.
During 2009, the insurance industry continued growing, although at a lower rate when compared to previous years. Production amounted to nearly Ps.31 billion, equivalent to an 18% increase at constant values. Out of total production, 79% relates to property insurance, 19% relates to life and personal insurance, and the remaining 2% relates to retirement insurance. Within the 79% corresponding to property insurance, the automotive insurance segment continues to be the most significant one (47%), followed by the workers’ compensation segment (26%). Within the life and personal insurance business, life insurance segment is the most significant, representing 67%, followed by personal accident insurance segment, representing 12%.

During 2009, there was a 65% drop in the retirement insurance sector due to the end of the integrated pension and survivor’s benefits system according to Law No. 26,425 passed on November 20, 2008.
As of December 2009, Galicia Seguros ranked seventh in terms of number of life insurance policies underwritten and third in terms of number of home insurance policies underwritten.
Sales and Marketing
Banco Galicia’s and the regional credit card companies’ distribution capabilities are our principal marketing channels. Our distribution network is one of the largest and most flexible distribution platforms in the country and has nationwide coverage. The network of offices of the regional credit card companies mainly serves the medium and low income segments of the population, which generally make less use of bank services, through offices located all across the Interior of the country and through Banco Galicia, we operate a nationwide distribution network, which is one of the most extensive and diversified distribution networks among private-sector financial institutions in Argentina.

March 2010
Branches (number)
Bank Branches	236
Regional Credit Card Cos. Branches	156
Business Centers and In-House Facilities	15
Private-Banking Centers	13

Electronic Banking Terminals (number)
ATMs	667
Self-Service Terminals	767

Electronic Banking Transactions (thousands per month)
ATMs + Self-Service Terminals	11,386
Phone-Banking	429
e-banking	17,564
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
Banco Galicia is client service oriented and assigns great importance to its service model and seeks to improve it constantly.

The Bank has a segmented marketing approach and designs marketing campaigns focused on specific segments of the Bank’s customer base. The Bank’s marketing strategy is also focused on the development of long-term relationships with customers based on a deep and increasing knowledge of those customers. As part of this client-oriented strategy, the Bank implemented a customer relationship management technology. The Bank’s investment in advertising has increased in the last years, in line with the general market’s trend and particularly, the Argentine financial system’s increase in investment and number of advertisers. These actions, along with massive events in shopping centers across the country and many direct-marketing programs have reinforced the perception of the Bank as a close and friendly bank and have strengthened the brand image, allowing the Bank to regain the “top of mind” (immediate brand recollection) leadership in its category.
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
Property
The following are our main assets, as of December 31, 2009:

		Square
		Meters
Property	Address	(approx.)	Main Uses
Grupo Financiero Galicia
- Owned	-Tte. Gral. Juan D. Perón 456, 2nd floor, Buenos Aires, Argentina	191	Administrative activities
	-Maipú 241, Buenos Aires, Argentina (1)	1,616	Administrative activities
Banco de Galicia y Buenos Aires S.A.
- Owned	-Tte. Gral. Juan D. Perón 407, Buenos Aires, Argentina	17,300	Administrative activities
	-Tte. Gral. Juan D. Perón 430, Buenos Aires, Argentina	42,000	Administrative activities
	-Florida 361, Buenos Aires, Argentina	7,300	Administrative activities
- Rented	-San Martín 178/200, Buenos Aires, Argentina	3,600	Administrative activities
Banco Galicia Uruguay S.A.
- Rented	-Montevideo, Uruguay	580	Storage
	-Dr. Americo Ricaldoni 2468, Montevideo, Uruguay	400	Administrative activities
Tarjeta Naranja S.A.
- Owned	-Sucre 152, 154 and 541, Córdoba, Argentina	6,300	Administrative activities
	-Humberto Primo, Córdoba, Argentina	4,900	Administrative activities
	-Ruta Nacional 36, km. 8, Córdoba, Argentina	49,200	Storage
	-San Jerónimo 2348 and 2350, Santa Fe, Argentina	1,475	Administrative activities
- Rented	-Sucre 145/151, La Rioja 359, 364 and 375, Córdoba, Argentina	4,450	Administrative
			activities, printing
			centre and storage
	Río Grande, Tierra del Fuego, Argentina	300	Administrative activities
Tarjetas Cuyanas S.A.
- Rented	-Belgrano 1415, Mendoza, Argentina	1,740	Administrative activities
	-Belgrano 1462, Mendoza, Argentina	1,156	Administrative activities
	-Belgrano 1478, Mendoza, Argentina	175	Printing centre
	-Olascoaga 348, San José, Mendoza, Argentina	580	Storage

		Square
		Meters
Property	Address	(approx.)	Main Uses
Tarjetas del Mar S.A.
- Rented	-Luro 3001, Mar del Plata, Buenos Aires, Argentina	240	Administrative Activities
	-Luro 2943, Mar del Plata, Buenos Aires, Argentina	765	Administrative Activities
Galicia Seguros S.A.
- Owned	-Maipú 241, Buenos Aires, Argentina	1,643	Administrative activities
Galicia Warrants S.A.
- Owned	-Tte. Gral. Juan D. Perón 456, 6th floor, Buenos Aires, Argentina	118	Administrative activities
	-Alsina 3396/3510, San Miguel de Tucumán, Tucumán, Argentina	12,800	Storage
- Rented	-Lavalle 3272, San Miguel de Tucumán, Tucumán, Argentina	3,200	Storage
	-Alto Verde, Chicligasta, Tucumán, Argentina	2,000	Storage
	-Pasaje 1° de Mayo Esquina 25 de Mayo, Barrio el Corte Alderete,
	Tucumán, Argentina	2,000	Storage
	-San Martín 891 PB, San Miguel de Tucumán, Tucumán, Argentina	64	Administrative activities
Galval Agente de Valores S.A.
- Rented	-Zona Franca, Montevideo, Uruguay	120	Administrative activities
GV Mandataria de Valores S.A.
- Rented	-25 de Mayo 432, 3rd floor, Buenos Aires, Argentina (2)	336	Administrative activities

(1)	We lease four units to the Bank equivalent to 755.91 square meters, for Ps.22,677 per month and four units to Galicia Seguros S.A. equivalent to 817.17 square meters, for Ps.24,515 per month. We hold a 45.4 square meters unit vacant for storage.

(2)	Banco Galicia leases, from September 1, 2008 to August 31, 2011, a property to GV Mandataria, for US$4,500 per month during the first year, US$4,635 during the second year and US$4,775 during the third year.
As of December 31, 2009, our distribution network consisted of:
•	Banco Galicia: 237 branches located in Argentina, 137 of which were owned and 100 of which were rented by Banco Galicia, located in all of Argentina’s 23 provinces.
•	Tarjeta Naranja S.A.: 115 sales points located in 21 of the 23 Argentine provinces, 114 of which were rented by the company.
•	Tarjetas Cuyanas S.A.: 27 sales points and 15 client assistance centers in the provinces of Mendoza, San Juan, San Luis, Santiago del Estero, La Pampa, La Rioja, Catamarca, Neuquén, Rio Negro, Salta, Jujuy and Tucumán. All of them were rented.
•	Tarjetas del Mar S.A.: 8 sales points located in the Province of Buenos Aires, all of which were rented. In addition, it owns 7 sale stands located in premises that belong to La Anónima supermarket chain, in the provinces of Neuquén and Río Negro.
Capital Investments and Divestitures
During 2009, our capital expenditures amounted to Ps.179.5 million, distributed as follows:
•	Ps.56.6 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings);

•	Ps.4.7 million in construction in progress; and

•	Ps.118.2 million in organizational and IT system development expenses.
During 2008, our capital expenditures amounted to Ps.279.9 million, distributed as follows:
•	Ps.103.4 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings);

•	Ps.44 million in construction in progress; and

•	Ps.132.5 million in organizational and IT system development expenses.
During 2007, our capital expenditures amounted to Ps.208.7 million, distributed as follows:
•	Ps.80.5 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings);

•	Ps.44.7 million in construction in progress; and

•	Ps.83.5 million in organizational and IT system development expenses.
These capital expenditures were made mainly in Argentina.

During June 2009, Banco Galicia entered into an agreement with American International Group Inc. (“AIG”) and AIG Consumer Finance Group Inc., for the purchase of Compañía Financiera Argentina S.A. (“CFA”), Cobranzas & Servicios S.A. and AIG Universal Processing Center S.A.’s stocks: Argentine companies that are devoted to financial and supplementary activities. As a result of the acquisition, Grupo Financiero Galicia is expected to expand their market share in the consumer finance Sector.
The original transfer price for all of the shares as agreed upon with the current owners, subject to usual adjustments for this kind of transaction, was Ps.187.6 million.
On June 7, 2010, the Argentine Central Bank approved the aforementioned transaction. The price adjustment was agreed upon by the parties and the fair value of the consideration to acquire the shares of these companies is Ps.331.1 million. This purchase will be financed with the Bank’s available cash, within its ordinary course of business.
As of the date of this report, due to the fact that the initial accounting for the above described business combination was incomplete, the Bank did not have all the information available that is required in order to prepare the disclosures required by ASC 805, specifically: a) the acquisition date; b) contingent consideration and indemnification assets; c) acquired receivables; d) condensed balance sheet; e) assets and liabilities arising from contingencies; and f) goodwill.
During July, 2009, Galicia Warrants sold its Silos plant in San Salvador, province of Entre Ríos, generating a profit before tax of Ps.10.6 million.
During September 2008, the interests and credits that Banco Galicia had in Aguas Argentinas S.A. and Aguas Provinciales de Santa Fe S.A. (in liquidation) were sold, and the contingent obligations timely assumed in relation to such investments were also settled. As of December 31, 2007, the interests were fully provisioned, while the credits had their related regulatory provisions according to the debtor’s standing. As of September 30, 2008, and as a result of this transaction, a profit amounting to Ps.23.4 million was generated.
In 2007, after having obtained the necessary authorizations, Grupo Financiero Galicia subscribed and paid for 93,604,637 of Banco Galicia’s class B shares with a face value of Ps.1.0 each. Payment for the shares was made in cash in an amount equal to Ps.175.3 millions and in 2014 Notes issued by Banco Galicia with a face value of US$102.2 million.
We have budgeted capital expenditures for the fiscal year ending December 31, 2010, for the following purposes and amounts:

	(In millions of Pesos)
Infrastructure of Corporate Buildings, Tower and Branches (construction, furniture, equipment, phones, etc.)	Ps.	100.0
Fixed Assets		51.7
Organizational and IT System Development		100.6

Total	Ps.	252.3

These capital expenditures will be made mainly in Argentina.
Management considers that internal funds will be sufficient to finance fiscal year 2010 capital expenditures.

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
The exchange rate used in translating Pesos into US Dollars, which is used in calculating the convenience translations included in the following tables is the Reference Exchange Rate published by the Argentine Central Bank, which was Ps.3.7967, Ps.3.4537 and Ps.3.1510 per US$1.00 as of December 31, 2009, December 31, 2008 and December 31, 2007 respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into US Dollars at the rates indicated or any other rate. See Item 3. “Key Information-Exchange Rate Information”.
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
The following table shows our consolidated average balances, accrued interest and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2009.

	Fiscal Year Ended December 31, 2009 (*)
	Pesos			Dollars			Total
			Average			Average			Average
	Average	Accrued	Yield/	Average	Accrued	Yield/	Average	Accrued	Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	2,500.7	505.0	20.19	2,185.8	50.1	2.29	4,686.5	555.1	11.84
Loans
Private Sector	9,431.6	2,049.8	21.73	1,912.0	140.3	7.34	11,343.6	2,190.1	19.31
Public Sector	120.0	27.0	22.50	—	—	—	120.0	27.0	22.50

Total Loans	9,551.6	2,076.8	21.74	1,912.0	140.3	7.34	11,463.6	2,217.1	19.34

Other	1,717.9	111.2	6.47	510.0	4.0	0.78	2,227.9	115.2	5.17

Total Interest-Earning Assets	13,770.2	2,693.0	19.56	4,607.8	194.4	4.22	18,378.0	2,887.4	15.71

Cash and Gold	1,515.2	—	—	1,913.5	—	—	3,428.7	—	—
Equity in Other Companies	843.2	—	—	157.2	—	—	1,000.4	—	—
Other Assets	2,482.3	—	—	162.9	—	—	2,645.2	—	—
Allowances	(724.8)	—	—	(42.2)	—	—	(767.0)	—	—

Total Assets	17,886.1	—	—	6,799.2	—	—	24,685.3	—	—

Liabilities and Equity
Deposits
Current Accounts	790.0	12.9	1.63	497.3	—	—	1,287.3	12.9	1.00
Savings Accounts	1,988.4	5.7	0.29	1,026.1	—	—	3,014.5	5.7	0.19
Time Deposits	6,073.9	843.2	13.88	1,318.0	19.1	1.45	7,391.9	862.3	11.67

Total Interest-Bearing Deposits	8,852.3	861.8	9.74	2,841.4	19.1	0.67	11,693.7	880.9	7.53

Argentine Central Bank	—	—	—	0.6	—	—	0.6	—	—
Other Financial Entities	236.5	44.8	18.94	167.9	9.0	5.36	404.4	53.8	13.30
Debt Securities	325.8	59.7	18.32	2,404.1	164.6	6.85	2,729.9	224.3	8.22
Other	162.9	12.2	7.49	931.9	44.1	4.73	1,094.8	56.3	5.14

Total Interest-Bearing Liabilities	9,577.5	978.5	10.22	6,345.9	236.8	3.73	15,923.4	1,215.3	7.63

Demand Deposits	3,058.8	—	—	6.2	—	—	3,065.0	—	—
Other Liabilities	2,816.3	—	—	669.5	—	—	3,485.8	—	—
Minority Interests	249.9	—	—	—	—	—	249.9	—	—
Shareholders’ Equity	1,961.2	—	—	—	—	—	1,961.2	—	—

Total Liabilities and Equity	17,663.7	—	—	7,021.6	—	—	24,685.3	—	—

Spread and Net Yield
Interest Rate Spread			9.34			0.49			8.08
Cost of Funds Supporting Interest-Earning Assets			7.11			5.14			6.61
Net Yield on Interest-Earning Assets			12.45			(0.92)			9.10

(*)	Rates include the CER adjustment.

The following table shows our consolidated average balances, accrued interest and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2008.

	Fiscal Year Ended December 31, 2008 (*)
	Pesos			Dollars			Total
			Average			Average			Average
	Average	Accrued	Yield/	Average	Accrued	Yield/	Average	Accrued	Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	1,161.4	72.2	6.22	2,480.8	76.3	3.08	3,642.2	148.5	4.08
Loans
Private Sector	8,848.1	1,756.6	19.85	1,964.4	132.6	6.75	10,812.5	1,889.2	17.47
Public Sector	1,264.8	165.7	13.10	—	—	—	1,264.8	165.7	13.10

Total Loans	10,112.9	1,922.3	19.01	1,964.4	132.6	6.75	12,077.3	2,054.9	17.01

Other(1)	2,908.1	197.0	6.77	1,264.9	15.2	1.20	4,173.0	212.2	5.09

Total Interest-Earning Assets	14,182.4	2,191.5	15.45	5,710.1	224.1	3.92	19,892.5	2,415.6	12.14

Cash and Gold	599.2	—	—	287.9	—	—	887.1	—	—
Equity in Other Companies	708.4	—	—	63.8	—	—	772.2	—	—
Other Assets	2,211.6	—	—	218.2	—	—	2,429.8	—	—
Allowances	(479.1)	—	—	(90.0)	—	—	(569.1)	—	—

Total Assets	17,222.5	—	—	6,190.0	—	—	23,412.5	—	—

Liabilities and Equity
Deposits
Current Accounts	697.7	21.6	3.10	250.4	—	—	948.1	21.6	2.28
Savings Accounts	1,849.3	4.7	0.25	738.4	—	—	2,587.7	4.7	0.18
Time Deposits	5,797.6	749.9	12.93	971.8	17.8	1.83	6,769.4	767.7	11.34

Total Interest-Bearing Deposits	8,344.6	776.2	9.30	1,960.6	17.8	0.91	10,305.2	794.0	7.70

Argentine Central Bank	—	—	—	0.4	—	—	0.4	—	—
Other Financial Entities	297.7	53.8	18.07	797.5	39.3	4.93	1,095.2	93.1	8.50
Debt Securities	487.3	70.5	14.47	2,312.5	209.6	9.06	2,799.8	280.1	10.00
Other	224.9	21.6	9.60	1,269.0	88.9	7.01	1,493.9	110.5	7.40

Total Interest-Bearing Liabilities	9,354.5	922.1	9.86	6,340.0	355.6	5.61	15,694.5	1,277.7	8.14

Demand Deposits	2,873.6	—	—	12.4	—	—	2,886.0	—	—
Other Liabilities	2,313.1	—	—	559.5	—	—	2,872.6	—	—
Minority Interests	214.4	—	—	—	—	—	214.4	—	—
Shareholders’ Equity	1,745.0	—	—	—	—	—	1,745.0	—	—

Total Liabilities and Equity	16,500.6	—	—	6,911.9	—	—	23,412.5	—	—

Spread and Net Yield
Interest Rate Spread			5.59			(1.69)			4.00
Cost of Funds Supporting Interest-Earning Assets			6.50			6.23			6.42
Net Yield on Interest-Earning Assets			8.95			(2.30)			5.72

(*)	Rates include the CER adjustment.

(1)	Includes, among other amounts, the amounts corresponding to the Compensatory Bond and the Hedge Bond to be received.

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

Changes in Net Interest Income-Volume and Rate Analysis
The following table allocates, by currency, changes in our consolidated interest income and interest expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for (i) the fiscal year ended December 31, 2009 compared with the fiscal year ended December 31, 2008; and (ii) the fiscal year ended December 31, 2008, compared with the fiscal year ended December 31, 2007. Differences related to rate or volume are allocated proportionally to the rate variance and the volume variance, respectively.

	Fiscal Year 2009/ Fiscal Year 2008,			Fiscal Year 2008/ Fiscal Year 2007,
	Increase (Decrease) due to changes in			Increase (Decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of Pesos)
Interest Earning Assets
Government Securities
Pesos	146.6	286.2	432.8	(0.6)	55.9	55.3
Dollars	(8.4)	(17.8)	(26.2)	(22.0)	(31.1)	(53.1)

Total	138.2	268.4	406.6	(22.6)	24.8	2.2
Loans
Private Sector
Pesos	120.4	172.8	293.2	301.5	291.6	593.1
Dollars	(3.4)	11.1	7.7	20.0	5.5	25.5

Total	117.0	183.9	300.9	321.5	297.1	618.6
Public Sector
Pesos	(668.4)	529.7	(138.7)	(55.1)	(0.4)	(55.5)
Dollars	—	—	—	—	—	—

Total	(668.4)	529.7	(138.7)	(55.1)	(0.4)	(55.5)
Other
Pesos	(77.4)	(8.4)	(85.8)	35.7	6.1	41.8
Dollars	(7.0)	(4.2)	(11.2)	8.7	(23.3)	(14.6)

Total	(84.4)	(12.6)	(97.0)	44.4	(17.2)	27.2
Total Interest-Earning Assets
Pesos	(478.8)	980.3	501.5	281.5	353.2	634.7
Dollars	(18.8)	(10.9)	(29.7)	6.7	(48.9)	(42.2)

Total	(497.6)	969.4	471.8	288.2	304.3	592.5

Interest Bearing Liabilities
Demand Account
Pesos	3.4	(12.1)	(8.7)	5.2	—	5.2
Dollars	—	—	—	—	—	—

Total	3.4	(12.1)	(8.7)	5.2	—	5.2
Savings Account
Pesos	0.4	0.6	1.0	0.9	(1.3)	(0.4)
Dollars	—	—	—	—	—	—

Total	0.4	0.6	1.0	0.9	(1.3)	(0.4)
Time Deposits
Pesos	36.8	56.5	93.3	9.0	193.9	202.9
Dollars	3.2	(1.9)	1.3	1.3	1.1	2.4

Total	40.0	54.6	94.6	10.3	195.0	205.3
With the Argentine Central Bank
Pesos	—	—	—	(34.4)	(34.4)	(68.8)
Dollars	—	—	—	—	—	—

Total	—	—	—	(34.4)	(34.4)	(68.8)
With Other Financial Entities
Pesos	(11.8)	2.8	(9.0)	19.0	7.6	26.6
Dollars	(33.9)	3.6	(30.3)	21.9	0.5	22.4

Total	(45.7)	6.4	(39.3)	40.9	8.1	49.0
Negotiable Obligations
Pesos	(55.5)	44.7	(10.8)	(6.2)	(1.0)	(7.2)
Dollars	8.7	(53.7)	(45.0)	(42.8)	39.1	(3.7)

Total	(46.8)	(9.0)	(55.8)	(49.0)	38.1	(10.9)
Other liabilities
Pesos	(5.2)	(4.2)	(9.4)	6.9	(1.8)	5.1
Dollars	(20.2)	(24.6)	(44.8)	17.9	4.1	22.0

Total	(25.4)	(28.8)	(54.2)	24.8	2.3	27.1
Total Interest Bearing Liabilities
Pesos	(31.9)	88.3	56.4	0.4	163.0	163.4
Dollars	(42.2)	(76.6)	(118.8)	(1.7)	44.8	43.1
Total	(74.1)	11.7	(62.4)	(1.3)	207.8	206.5

The increase of Ps.471.8 million in interest income for fiscal year 2009 as compared to the previous year is explained by an increase in the rates on government securities, loans to the private sector and public sector exposure, in pesos, offset by the reduction in the volume mainly due to the exposure to the private sector in pesos.
In terms of interest expenses, the Ps.62.4 million decrease was mainly due to the reduction in the volume as a consequence of the decrease in financing with other entities and with negotiable securities. Such effect offset the increase recorded in the rate as a consequence of higher rates in pesos combined with lower rates in dollars.
Interest-Earning Assets-Net Yield on Interest-Earning Assets
The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest earned, and illustrates the net yields and spreads obtained, for each of the periods indicated.

	Fiscal Year Ended December 31,
	2009	2008	2007
	(in millions of Pesos, except percentages)
Total Average Interest-Earning Assets
Pesos	13,770.2	14,182.4	12,451.1
Dollars	4,607.8	5,710.1	5,774.8

Total	18,378.0	19,892.5	18,225.9

Net Interest Earned (1)
Pesos	1,714.5	1,269.4	798.1
Dollars	(42.4)	(131.5)	(46.2)

Total	1,672.1	1,137.9	751.9

Net Yield on Interest-Earning Assets (2) (%)
Pesos	12.45	8.95	6.41
Dollars	(0.92)	(2.30)	(0.80)

Weighted-Average Yield	9.10	5.72	4.13

Interest Spread, Nominal Basis (3) (%)
Pesos	9.34	5.59	4.08
Dollars	0.49	(1.69)	(0.73)

Weighted-Average Yield	8.08	4.00	2.79

Credit Related Fees Included in Net Interest Earned
Pesos	84.2	69.9	43.5
Dollars	—	—	—

Total	84.2	69.9	43.5

(1)	Net interest earned corresponds to the net financial income (“Financial Income” minus “Financial Expenses”, as set forth in the Income Statement), plus (i) financial fees included in “Income from Services — In Relation to Lending Transactions” in the Income Statement,(ii) contributions to the Deposits Insurance Fund included in the item with the same denomination that is part of the “Financial Expenses” caption in the Income Statement, and (iii) contributions and taxes on financial income included in the Income Statement under “Financial Expenses — Others”; minus (i) net income from corporate securities, included under “Financial Income/Expenses — Interest Income and Gains/Losses from Holdings of Government and Corporate Securities”, in the Income Statement,(ii) differences in quotation of gold and foreign currency included in the item with the same denomination that is part of the Financial Expenses/Income caption in the Income Statement, and (iii) the premiums and adjustments on forward transactions in foreign currency, included in the item “Financial Income-Others” in the Income Statement. Net interest earned also includes income from government securities used as security margins in repurchase transactions. This income/loss is included in “Miscellaneous Income/Loss — Others” in the Income Statement. Net income from government securities includes both interest and gains/losses due to the variation of market quotations.

(2)	Net interest earned, divided by average interest-earning assets.

(3)	Interest spread, nominal basis is the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing deposits.

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

	Fiscal Year Ended December 31,
	2009	2008	2007
	(in millions of Pesos)
Government Securities
Pesos
Investment	43.3	22.8	17.1
Issued by Argentine Central Bank — Lebac and Nobac	43.3	22.8	17.1
Trading	100.7	233.7	38.9
Bonar Bonds	42.7	—	36.7
Bogar Bonds	—	1.6	2.1
Others	58.0	232.1	0.1
Issued by Argentine Central Bank	1,615.1	550.2	331.6
Lebac Unquoted	934.6	—	11.0
Lebac Quoted	633.9	—	103.3
Nobac Unquoted	29.5	520.2	8.3
Nobac Quoted	17.1	30.0	209.0
Without Quotation	945.7	69.8	1.9
Bonar Bonds	323.7	—	—
Discount Bonds in Pesos	622.0	69.8	1.9

Total Government Securities in Pesos	2,704.8	876.5	389.5

Dollars
Investment	—	527.4	1,303.4
Boden 2012 Bonds	—	525.9	1,303.4
Boden 2013 Bonds	—	1.5	—
Trading	13.5	0.4	0.1
Boden 2012 Bonds	—	—	0.1
Others	13.5	0.4	—
Government Securities for Repurchase Agreement Transactions with the Argentinte Central Bank	152.7	127.5	—
Boden 2013 — 2015 Bonds	—	127.5	—
Bonar Bonds	152.7	—	—
Without Quotation	1,036.2	—	—
Boden 2012 Bonds	1,032.4	—	—
Others	3.8	—	—

Total Government Securities in Dollars	1,202.4	655.3	1,303.5

Total Government Securities	3,907.2	1,531.8	1,693.0

Corporate Securities	13.2	0.1	1.0
Corporate Equity Securities (Quoted) in Pesos	0.1	0.1	1.0
Corporate Equity Securities (Quoted) in Dollars	13.1	—	—

Total Government and Corporate Securities	3,920.4	1,531.9	1,694.0
The Ps.1,032.4 million holdings of Boden 2012 Bonds (US$723.2 million of face value) represent Boden 2012 Bonds resulting from the Bank’s purchase of the Hedge Bond.

The investment portfolio in pesos reflects the Bank’s holdings of Notes from the Argentine Central Bank (“Nobac”) due in 2010, received in January 2009 as part of the exchange transaction of Secured Loans, resulting from the restructuring process carried out by the National Government.
The increase in our holdings of government securities in 2009 mainly reflects an increase in our without quotation holdings of Boden 2012 Bonds, Bonar Bonds and Discount Bonds (Ps.1,912.1 million) and in our Issued by Argentine Central Bank holdings (Ps.1,064.9 million). It also includes a decrease in Investment Securities (Ps.527.4 million). The increase of Bonar Bonds was due to the swap made by the Bank in which it exchanged National Government Bonds denominated in Pesos at 2% due 2014 (Boden 2014 Bonds) with a face value of Ps.683.6 million (recorded in the Bank’s books in February 2009, within the scope of an exchange transaction of National Secured Loans at market price) for Bonar 2015 Bonds with a face value of Ps.912.7 million.
The decrease in our holdings of government securities in 2008 mainly reflects a decrease in our investment holdings of Boden 2012 Bonds mainly because of the reinstatement of repurchase guarantees originated in the collection of the coupon of amortization and in the fall of prices described in our consolidated financial statements. It also includes an increase in forward sales (Ps.232.1 million and Ps.127.5 million) and in Government securities issued by the Argentine Central Bank (Ps.218.6 million).
The decrease in our holdings of government securities in 2007 mainly reflects sales under repurchase agreement transactions for Boden 2012 Bonds by the Bank, sales of these bonds, the proceeds of which were used for the repurchase of restructured foreign debt, and collection of the annual amortization, in August. It also reflects sales of the remaining Bank’s holdings of Bogar Bonds (Ps.229.5 million of face value) during the first quarter of 2007.
It is worth mentioning that due to the international financial crisis, during the last months of fiscal year 2008, equity and debt securities quotation in domestic and international capital markets evidenced a high level of volatility. As explained under Item 4. “Information on the Company-Selected Statistical Information-Government and Corporate Securities-Valuation”, and Item 5. “Operating and Finance Review and Prospects-Item 5.A. “Operating Results-Critical Accounting Policies- U.S. GAAP Critical Accounting Policies-Fair Value Estimates”, our public-sector assets are recorded in accordance with Argentine Banking GAAP, as established by the Argentine Central Bank valuation rules. Had these securities been marked-to-market, shareholders’ equity would have been reduced by approximately Ps.1,827.0 million as of December 31, 2008.
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

	As of December 31, 2009
				Spot	Spot
		Forward	Forward	purchases	sales	Net
	Holdings	Purchases	Sales	to be settled	to be settled	Position
	(in millions of Pesos)
Government Securities
Investment Portfolio
Pesos	43.3	226.6	—	—	—	269.9
Trading or Financial Brokerage Portfolio
Pesos	100.7	—	—	1.7	6.4	96.0
Dollars	13.5	—	—	—	—	13.5
Government Securities for Repurchase Agreement Transactions with the Argentinte Central Bank
Dollars	152.7	—	152.7	—	—	—
Government Securities without quotation
Pesos	945.7	—	—	—	—	945.7
Dollars	1,036.2	887.6	—	—	13.1	1,910.7
Securities issued by the Argentine Central Bank
Pesos	1,615.1	91.7	—	—	—	1,706.8
Total Government Securities	3,907.2	1,205.9	152.7	1.7	19.5	4,942.6

Corporate Equity Securities (Quoted)	13.2	—	—	—	—	13.2

Total Government and Corporate Securities	3,920.2	1,205.9	152.7	1.7	19.5	4,955.8

The net position of government securities as of December 31, 2009 amounted to Ps.4,942.6 million.
The investment portfolio in pesos reflects the holding of Notes issued by the Argentine Central Bank (“Nobac”) due in 2010, received as part of the Secured Loans exchange transaction carried out at the beginning of 2009.
The net position of trading securities in pesos mainly corresponds to bonds issued by Argentina (“Bonar Bonds”) due in 2014, of Ps.30.9 millions, and to Bonar Bonds due in 2015, of Ps.39.0 million.
The net position in government securities without quotation in pesos, of Ps.945.7 million, corresponds to Peso-denominated Discount Bonds due in 2033 and GDP-linked negotiable securities of Ps.622.0 million and Bonar Bonds due in 2015 of Ps.323.7 million, while, in foreign currency it mainly corresponds to Boden 2012 Bonds of Ps.1,906.9 million. The securities included under “Without quotation” are classified according to Argentine Banking GAAP. Otherwise, most of these securities have daily market quotations.
The securities issued by the Argentine Central Bank in pesos comprised our own portfolio of Central Bank Bills (“Lebac”) and Nobac totaling Ps.1,706.8 million.
With respect to the Peso-denominated Discount Bonds and GDP-linked negotiable securities resulting from the exchange for the restructuring of sovereign debt carried out in 2005, the Argentine Central Bank authorized, through Communiqué “A” 4270, that they were to be recorded at the lower value between the carrying amount of the securities tendered and the sum of the nominal cash payments of the new securities up to maturity, specified by the terms and conditions of the securities. The Bank’s holding of Peso-denominated Discount Bonds and GDP-linked negotiable securities was recorded pursuant to the first alternative. Such valuation is reduced by the amount of received payments, and accrued interest is not recognized.
Regarding the Bonar Bonds due in 2015, resulting from the exchange performed in 2009, the Argentine Central Bank, through its Communiqué “A” 4976, provides that the account balance of the securities submitted for exchange be registered at the book value of the exchanged securities. This value will be increased exponentially in relation to its internal rate of return (“IRR”), without exceeding the market value nor the present value published by the Argentine Central Bank. In the event that the market value or the present value were lower than the amount resulting from the IRR’s accrual, the Argentine Central Bank regulations provides a minimum accrual equivalent to 50% of the IRR.
Boden 2012 Bonds have been recorded as established by the option set forth in the regulations in force and have been valued at their technical value.
Valuation
In accordance with Argentine Central Bank rules, quoted government securities held-for-trading purposes are carried at their Argentine closing market quotation less estimated selling costs.
Investment portfolio
Communiqué “A” 3857 of the Argentine Central Bank, dated January 7, 2003, provided that certain financial institutions could hold in investment accounts only those securities recorded as such on the balance sheet until December 31, 2002. Securities held in investment accounts are recorded at their cost plus IRR. After such date, all securities included on the balance sheet (except for the Boden 2012 Bonds received as compensation for the asymmetric pesification), should be valued at their market value.

Boden 2012 Bonds for Banco Galicia, are valued at their technical value (the balance of each security is adjusted according to its contractual terms).
As of December 31, 2009, had Banco Galicia’s position in such securities been valued at market value, a Ps.175.9 million decrease in shareholders’ equity would have been recorded.
Communiqué “A” 3785 of the Argentine Central Bank, dated October 29, 2002, placed restrictions on the ability to distribute dividends, providing that profits to be distributed in cash should be adjusted by the difference between the book value and the market value of such securities.
Communiqué “A” 4698 of the Argentine Central Bank, dated August 24, 2007, modified the valuation criteria for debt instruments issued by such institution, allowing that they be carried at cost plus the internal rate of return instead of taking into consideration their market value, as long as the financial institution undertakes the commitment to keep such securities until maturity. Additionally, the difference with the market value of the securities shall be registered in a note to the quarterly and/or annual financial statements.
Communiqué “A” 4861 of the Argentine Central Bank set forth, from October 31, 2008, the possibility that financial institutions recorded their holdings in investment accounts and special investment accounts (Communiqué “A” 4676) as long as securities are included in the volatility list published monthly by the Argentine Central Bank for the purpose of computing the minimum capital requirement to cover market risk.
Apart from that, the Argentine Central Bank provided that portfolios recorded in investment accounts and special investment accounts could not exceed 7.5% of Banco Galicia’s total assets. The 100% excess leads to an equivalent increase in the Minimum Capital Requirement to cover Credit Risk. The possible amounts in excess recorded by financial institutions taking into consideration their position as of September 30, 2008 shall be considered admitted.
Communiqué “A” 5024 issued by the Argentine Central Bank, dated December 22, 2009, set forth that as of December 31, 2009 the holdings registered under the special investment regime (Communiqué “A” 4676) shall be reversed by at least 25% at the end of each calendar quarter of 2010 and shall be recorded at market value, prohibiting the addition of new items to this regime.
When dealing with the refinancing of assets adjustable of the CER, a measure promoted by the Argentine Government during the first six-month period of 2009, the Argentine Central Bank, through Communiqué “A” 4976, implemented special valuation criteria for the securities arising from the exchange. To such end, the Argentine Central Bank set forth two valuation options: traditional investment or investment where at least 50% of the IRR shall be accrue, regardless of the market value, and the remaining 50% shall be charged to an asset regularization account, which shall be reversed and charged to income based on the evolution of market prices. As of December 31, 2009, if the Bonar 2015 Bonds (as defined below) position had been stated at market value, a Ps.317.6 million rise in the Bank’s shareholders’ equity would have been recognized.
In January 2010, the Bank recorded in “Investment Accounts” a portion of the holding of Argentine Bonds due in 2015 (“Bonar 2015”) in the amount of Ps.668.2 million of nominal value, including them in such item at market value. At the end of fiscal year 2009, these securities were recorded in “Special Investment Accounts” and were stated at equity value increased by its internal rate of return. This change in the accounting criteria and, consequently, in the valuation criteria gave rise to income of Ps.240.1 million.
Additionally, an allowance for the risk of devaluation of Boden 2012 Bonds was set up in the amount of Ps.219.8 million, equivalent to the estimated difference between the book value (technical value) and the realizable value considered to be reasonable by the Bank.
Convergence to market value pursuant to Communiqué “A” 3911 and supplementary regulations
By means of Communiqué “A” 3911 dated March 28, 2003, the Argentine Central Bank established a new method for the valuation of public-sector assets pursuant to which Argentine Secured Loans, the Bogar, other loans to the non-financial public sector and government securities without quotation were subject. This method did not include government securities in investment accounts, securities from the Argentine Central Bank (Lebac and others) and government securities received or receivable as compensation for measures taken by the Government.

Pursuant to Communiqué “A” 3911 of the Argentine Central Bank, beginning with the financial statements for March 2003, assets within its scope had to be valued at the lower of their technical value or their present value. In order to determine the present value, the Argentine Central Bank established a discount rate that would increase gradually over time. The difference between the present and the technical value (the lower of both) and the book value must be reflected in an asset regularizing account in case of a positive difference, or else be charged to income in case the difference is negative.
By means of Communiqué “A” 4704, dated September 7, 2007, within the environment of a high volatility in capital markets originated in the United States subprime mortgage market, the Argentine Central Bank determined to set the discount rate to be used for the valuation of public-sector assets within the scope of Communiqué “A” 3911 and supplementary regulations.
In the case of Secured Loans, valued also at their present value pursuant to the applicable discount rate, their estimated realizable value as of December 31, 2008 was lower than their book value by approximately Ps.259.3 million. As of December 31, 2009, the estimated realizable value recorded no difference in reference to the book value.
Argentine government securities from the restructuring process that took place in 2005
On January 14, 2005, the Argentine Government began the debt exchange for the restructuring of its foreign debt that was in default, which included Argentine Republic Medium-Term External Notes denominated in US dollars (the “External Notes”) — Series 74 (survey rate) and Series 75 (Badlar rate) held by Banco Galicia, among other financial institutions. The exchange period expired on February 25. During January 2005, the Bank opted to receive, in exchange for its External Notes, “Peso-Denominated Discount Bonds” and “GDP-Linked Negotiable Securities”. In accordance with what is set forth in such regulation, the option chosen entailed the receipt of new instruments for an original principal amount equal to 33.7% of the eligible debt, equivalent to the non-amortized principal as of December 31, 2001, plus interest past-due and unpaid to that date.
With respect to the recording of the new securities, for the purpose of minimizing the effect the acceptance of the exchange offer could have on the financial condition of financial institutions, by means of Communiqué “A” 4270 the Argentine Central Bank determined that the aforementioned “Peso-denominated Discount Bonds” and “GDP-Linked Negotiable Securities” should be recorded at the lower of the carrying amount pursuant to the regulations in force (Communiqué “A” 4084 sections 1 v) and 5) and supplementary regulations), or the value resulting from the sum of the nominal cash payments until the maturity date pursuant to the issuance conditions of those bonds. New securities were valued as per the first option. Such valuation shall be reduced by the amount of received payments, and accrued interest will not be recognized.
As of December 31, 2009, if Discount Bonds and GDP-Linked Negotiable Securities had been valued at market value, Banco Galicia’s net shareholders’ equity would have decreased by Ps.284.1 million.
Government and corporate debt securities without quotation
By means of Communiqué “A” 4414 dated September 8, 2005, among others, the Argentine Central Bank modified the criteria for the valuation of government and corporate debt securities without quotation, effective for information as of August 2005. The unlisted securities within the scope of such Communiqué (Argentine Central Bank bills and notes, subordinated and non-subordinated notes and financial trust securities) must be valued, at period-end, at their acquisition cost increased on an exponential basis according to their internal rate of return.

Securities available for sale
By means of Communiqué “A” 4702 dated August 30, 2007, among others, the Argentine Central Bank established that holdings of national government securities and debt securities issued by such entity may be classified as “available for sale”. Furthermore, it established that these securities must be recorded at their market value, with the use of such methodology as well as the potential effect on the income statement disclosed in the notes to the quarterly and/or annual financial statements. The (negative or positive) difference between the carrying amount of these holdings and their market value has to be recognized in the shareholders’ equity accounts specially created for this purpose. Interest accrued by applying the internal rate of return will be charged to income (loss) in such shareholders’ equity accounts for each period. The rule also allows for withdrawal from this category in the case of sale, collection of amortization and/or of return on principal amount or when the volatility published by the Argentine Central Bank is no longer available, in which case they must be recorded under “Holdings of Unlisted Securities”.
Remaining Maturity and Weighted-Average Yield
The following table analyzes the remaining maturity and weighted-average yield of our holdings of investment and trading government and corporate securities as of December 31, 2009. Our government securities portfolio yields do not contain any tax equivalency adjustments.
Maturity Yield

				Maturing after 1		Maturing after 5
		Maturing		year but within		years but within		Maturing
	Total	within 1 year		5 years		10 years		after 10 years
	Book	Book		Book		Book		Book
	Value	Value	Yield(1)	Value	Yield(1)	Value	Yield(1)	Value	Yield(1)
	(in millions of Pesos, except percentages)
Government Securities
Held for Trading and Brokerage Purposes (carried at market value)
Pesos	100.7	8.6	7.0%	80.2	14.5%	2.3	11.2%	9.5	11.0%
Dollars	13.5	0.9	10.9%	11.7	3.8%	0.9	3.0%	—	—
Held for Investment (carried at amortized cost)
Pesos	43.3	43.3	13.5%	—	—	—	—	—	—
Government Securities for Repurchase Agreement Transactions with the Argentinte Central Bank
Dollars	152.7	38.2	10.1%	114.5	10.1%	—	—	—	—
Instruments Issued by the Argentine Central Bank
Pesos	1,615.1	1,615.1	8.9%	—	—	—	—	—	—
Securities Without Quotation
Pesos	945.7	—	—	323.7	20.6%	—	—	622.5	11.4%
Dollars	1,036.2	344.6	9.1%	690.7	9.1%	1.0	12.0%	—	—

Total Government Securities	3,907.2	2,050.7	9.1%	1,220.8	12.5%	4.2	9.6%	631.5	11.4%

Corporate Debt Securities	13.2	0.1	8.0%	—	—	—	—	13.1	10.4%

Total Portfolio	3,920.4	2,050.8	9.1%	1,220.8	12.5%	4.2	9.6%	644.6	11.4%

(1)	Effective yield based on December 31, 2009 quoted market values.

Loan Portfolio
Our total loans reflect the Bank’s and the regional credit card companies’ loan portfolios including past due principal amounts. Personal loans and credit-card loans are typically loans to individuals granted by the Bank or the regional credit card companies. The regional credit card companies’ loans are included under “Credit card loans”. Also, certain amounts related to advances, promissory notes, mortgage loans and pledge loans are extended to individuals. However, advances and promissory notes mostly represent loans to companies. The following table analyzes our loan portfolio, i.e., Banco Galicia’s loan portfolio consolidated with the regional credit card companies’ loan portfolio, by type of loan and total loans with guarantees.

	As of December 31,
	2009	2008	2007	2006	2005
	(in millions of Pesos)
Principal and Interest
Non-Financial Public Sector	5.0	1,319.6	1,210.5	2,690.6	5,187.5
Local Financial Sector	25.4	148.1	110.0	311.6	128.2
Non-Financial Private Sector and Residents Abroad (1)
Advances	630.1	594.4	792.1	346.3	223.6
Promissory Notes	3,205.4	2,116.3	2,911.2	2,143.7	1,836.9
Mortgage Loans	964.3	1,026.8	945.1	688.0	503.4
Pledge Loans	64.8	81.0	94.5	67.1	121.1
Personal Loans	1,724.4	1,217.6	977.9	563.2	258.0
Credit Card Loans	5,691.3	4,378.4	3,630.1	2,458.6	1,732.1
Placements in Banks Abroad	440.7	334.5	158.0	608.0	212.9
Other Loans	1,387.9	883.3	1,010.8	794.8	599.8
Accrued Interest, Adjustment and Quotation Differences Receivable	178.8	185.8	177.0	155.0	146.8
Documented Interest	(54.2)	(38.5)	(42.5)	(23.3)	(12.3)

Total Non-Financial Private-Sector and Residents Abroad	14,233.5	10,779.6	10,654.2	7,801.4	5,622.3

Total Gross Loans	14,263.9	12,247.3	11,974.7	10,803.6	10,938.0

Allowance for Loan Losses	(806.4)	(526.8)	(428.6)	(327.0)	(427.9)

Total Loans	13,457.5	11,720.5	11,546.1	10,476.6	10,510.1

Loans with Guarantees
With Preferred Guarantees (2)	1,142.2	1,332.8	1,289.8	1,076.2	838.5
Other Guarantees	2,453.9	2,971.1	3,180.2	4,103.6	6,317.3

Total Loans with Guarantees	3,596.1	4,303.9	4,470.0	5,179.8	7,155.8

(1)	Categories of loans include:

-	Advances: short-term obligations drawn on by customers through overdrafts.

-	Promissory Notes: endorsed promissory notes, negotiable obligations and other promises to pay signed by one borrower or group of borrowers and factored loans.

-	Mortgage Loans: loans granted to purchase or improve real estate and collateralized by such real estate and commercial loans secured by a real estate mortgage.

-	Pledge Loans: loans secured by collateral (such as cars or machinery) other than real estate, where such collateral is an integral part of the loan documents.

-	Personal Loans: loans to individuals.

-	Credit-Card Loans: loans granted through credit cards to credit card holders.

-	Placements in Banks Abroad: short-term loans to banks abroad.

-	Other Loans: loans not included in other categories.

-	Documented Interest: discount on notes and bills.

(2)	Preferred guarantees include mortgages on real estate property or pledges on movable property, such as cars or machinery, where the Bank has priority, endorsements of the Federal Office of the Secretary of Finance, pledges of Government securities, or gold or cash as collateral.
As of December 31, 2009, Banco Galicia’s loan portfolio before allowances amounted to Ps.14,263.9 million, a 16.47% increase when compared to the previous fiscal year end, due to a significant increase in the portfolio of loans of the private sector and a decrease in the public non-financial sector. Loans to the financial and non-financial public sector as of the end of fiscal year 2009 amounted to Ps.5.0 million, 99.65% lower than the Ps.1,426.7 million outstanding as of the close of the previous fiscal year (Ps.1,319.6 million in Secured Loans and Ps.107.1 million in loans granted to the financial public sector).
Total loans to the financial and non-financial public sector as of the end of the fiscal year 2009 correspond mainly to Secured Loans. The participation in such exposure in the total of the portfolio is not significant as of the end of 2009 while as of the end of 2008 it was 11.65%.
As of December 31, 2009, the loans to the private sector before the allowance for loan losses totaled Ps.14,258.9 million, a 31.78% increase as compared to the Ps.10,820.6 million at end of the previous fiscal year, and a share in the total loan portfolio of 99.96%, compared to 88.35% the previous fiscal year. Loans to corporations and individuals in the total loan portfolio increased from 85.27% at the end of fiscal year 2008 to 96.67% at the end of fiscal year 2009.

In fiscal year 2008, our loan portfolio before the allowance for loan losses increased 2.3% compared to the previous fiscal year end, due to an increase in the public-sector and financial sector portfolios, while the private-sector loan portfolio did not register any significant changes. Loans to the financial and non-financial public sector as of fiscal year end 2008 amounted to Ps.1,426.7 million, with an 8.3% increase in comparison with the Ps.1,317.9 million outstanding as of the close of the previous fiscal year.
Loans by Type of Borrower
The following table shows the breakdown of our total loan portfolio, by type of borrower at December 31, 2009, 2008 and 2007. Except for loans to individuals, all of the other categories of loans in the table below correspond to loans granted by the Bank only. The middle-market companies’ category includes the Bank’s loans to SMEs and the agricultural and livestock sectors while the individuals’ category includes loans granted by the Bank and the regional credit card companies. Loans to individuals comprise both consumer loans and commercial loans extended to individuals with a commercial activity.

	As of December 31,
	2009		2008		2007
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of Pesos, except percentages)
Corporate	1,801.1	12.63	1,148.6	9.38	1,870.0	15.62
Middle-Market Companies	4,844.5	33.96	3,716.8	30.35	3,993.8	33.35
- Agribusiness	1,962.9	13.76	1,461.4	11.93	1,341.9	11.21
- SMEs	2,881.6	20.20	2,255.4	18.42	2,651.9	22.14

Commercial Loans	6,645.6	46.59	4,865.4	39.73	5,863.8	48.97

Individuals	7,142.8	50.07	5,578.3	45.55	4,631.4	38.68
- Bank	4,296.4	30.12	3,232.0	26.39	2,603.1	21.74
- Regional Credit Card Companies	2,846.4	19.95	2,346.3	19.16	2,028.3	16.94
Financial Sector (1)	470.5	3.30	484.0	3.95	269.0	2.25
Non-Financial Public Sector	5.0	0.04	1,319.6	10.77	1,210.5	10.10

Total (2)	14,263.9	100.00	12,247.3	100.00	11,974.7	100.00

(1)	Includes local and international financial sector. Financial Sector loans are primarily composed of interbank loans (call money loans), overnight deposits at international money center banks and loans to provincial banks.

(2)	Before the allowance for loan losses.
Consumer loans continue to be the most significant category in the loan portfolio, representing 47.54% of the total portfolio, at the end of the fiscal year 2009, similar to the end of the previous fiscal year, where the share was 43.23%.

Loans by Economic Activity
The following table sets forth as of the dates indicated an analysis of our loan portfolio according to the borrower’s main economic activity. Figures include principal and interest.

	As of December 31,
	2009		2008		2007
		% of		% of		% of
	Amount	Total	Amount	Total	Amount	Total
	(in millions of Pesos, except percentages)
Financial Sector (1)	470.5	3.30	484.0	3.95	269.0	2.25

Services
Non-Financial Public Sector	5.0	0.04	1,319.6	10.77	1,210.5	10.10
Communications, Transportation Health and Others	1,020.2	7.15	838.3	6.84	936.7	7.82
Electricity, Gas, Water Supply and Sewage Services	43.7	0.31	30.7	0.25	198.2	1.66
Other Financial Services	12.8	0.09	44.5	0.37	11.7	0.10

Total	1,081.7	7.59	2,233.1	18.23	2,357.1	19.68

Primary Products
Agriculture and Livestock	1,803.8	12.65	1,274.5	10.41	1,217.8	10.17
Fishing, Forestry and Mining	177.8	1.25	60.9	0.49	49.8	0.42

Total	1,981.6	13.90	1,335.4	10.90	1,267.6	10.59

Consumer	6,781.5	47.54	5,294.9	43.23	4,402.4	36.76

Retail Trade	719.5	5.04	537.2	4.39	721.0	6.02

Wholesale Trade	931.4	6.53	647.0	5.28	854.3	7.13

Construction	177.0	1.24	82.2	0.67	268.1	2.24

Manufacturing
Foodstuffs	773.2	5.42	533.6	4.36	561.4	4.69
Transportation Materials	41.9	0.29	81.5	0.67	69.3	0.58
Chemicals and Oil	378.3	2.65	293.2	2.39	339.6	2.84
Manufacturing Industries	891.5	6.25	682.6	5.57	836.1	6.98

Total	2,084.9	14.61	1,590.9	12.99	1,806.4	15.09

Other Loans	35.8	0.25	42.6	0.36	28.8	0.24

Total (2)	14,263.9	100.00	12,247.3	100.00	11,974.7	100.00

(1)	Includes local and international financial sectors.

(2)	Before the allowance for loan losses.
By economic sector, the most significant categories were loans to the manufacturing industry, the primary production sector and trade (wholesale and retail) with participation in the portfolio of 14.61%, 13.90% and 11.57%, respectively.
The most significant growth is reflected in the construction sector, an increase of 115.33% as compared to the end of 2008. The services sector registered a decline in respect of the total portfolio of loans, from 18.23% at the end of 2008 to 7.59%.
Maturity Composition of the Loan Portfolio
The following table sets forth an analysis by type of loan and time remaining to maturity of our loan portfolio as of December 31, 2009.

		After 1	After 6		After 3
		Month but	Months but	After 1 Year	Years but		Total at
	Within 1	within 6	within 12	but within 3	within 5	After 5	December
	Month	Months	Months	Years	Years	Years	31, 2009
	(in millions of Pesos)
Non-Financial Public Sector (1)	1.3	0.5	0.4	1.8	1.0	—	5.0

Financial Sector (1)	25.4	—	—	—	—	—	25.4

Private Sector and Residents Abroad	7,720.5	3,325.8	1,122.1	1,363.6	479.3	222.3	14,233.6

- Advances	387.1	235.0	6.1	1.9	—	—	630.1
- Promissory Notes	1,148.7	1,353.3	364.5	307.0	22.2	9.7	3,205.4
- Mortgage Loans	20.9	97.6	92.2	324.4	218.9	210.4	964.4
- Pledge Loans	4.9	16.7	14.9	21.4	4.7	2.2	64.8
- Personal Loans	94.7	400.4	330.3	665.9	233.1	—	1,724.4
- Credit-Card Loans	4,250.9	1,107.5	292.3	40.6	—	—	5,691.3
- Other Loans	1,688.7	115.3	21.8	2.4	0.4	—	1,828.6
- Accrued Interest and Quotation Differences Receivable (1)	178.8	—	—	—	—	—	178.8
- (Documented Interest)	(54.2)	—	—	—	—	—	(54.2)
- (Unallocated Collections)	—	—	—	—	—	—	—

Allowance for Loan Losses (2)	(806.4)						(806.4)

Total Loans, Net	6,940.8	3,326.3	1,122.5	1,365.4	480.3	222.3	13,457.6

(1)	Interest and the CER adjustment were assigned to the first month.

(2)	Allowances were assigned to the first month as were past due loans and loans in judicial proceedings.

Interest Rate Sensitivity of Outstanding Loans
The following table presents the interest rate sensitivity of our outstanding loans as of December 31, 2009.

	In millions of Pesos	As a % of Total Loans
Variable Rate (1)(2)
Pesos	7,089.6	50.12
Dollars	778.8	5.51

Total	7,868.4	55.63

Fixed Rate (2)(3)
Pesos	4,640.4	32.80
Dollars	1,636.3	11.57

Total	6,276.7	44.37

Past Due Loans
Pesos	528.2	3.74
Dollars	21.4	0.15

Total	549.6	3.89

(1)	Includes overdraft loans.

(2)	Includes past due loans and excludes interest receivable, differences in quotations and the CER adjustment.

(3)	Includes short-term and long-term loans whose rates are determined at the beginning of the loans’ life.
Credit Review Process
Credit risk is the potential for financial loss resulting from the failure of a borrower to honor its financial contractual obligations. Our credit risk arises mainly from Banco Galicia’s and the regional credit card companies’ lending activities, and from the fact that, in the normal course of business, these subsidiaries are parties to certain transactions with off-balance sheet treatment and associated risk, mainly commitments to extend credit and guarantees granted. See also Item 5. “Operating and Finance Review and Prospects-Item 5.A. “Operating Results-Off-Balance Sheet Arrangements”.
Our credit approval and credit risk analysis is a centralized process based on the concept of “opposition of interests”. This is achieved through the existing separation between the credit and the origination functions, thus enabling us to achieve an ongoing and efficient control of asset quality, a proactive management of problem loans, aggressive write-offs of uncollectible loans, and adequate loan loss provisioning. The process also includes credit-quality monitoring by borrower, as well as the monitoring of problem loans and related losses. The process facilitates early detection of situations that could entail some degree of portfolio impairment and provides appropriate protection of our assets.
Banco Galicia
The Credit Risk Department approves credit risk policies and procedures, verifies the compliance thereof, assesses credit risk on a continuous basis and develops credit assessment models to be applied to risk products.
There is a maximum limit for financial assistance to a customer or economic group (excluding interbank financial transactions) at 5% of the computable capital (or “RPC”). Banco Galicia’s Board of Directors determines, by simple majority of votes, in which cases it is necessary to make exceptions to address special funding situations.
Significant credits, defined as loans to customers or economic groups exceeding Ps.30 million (excluding interbank financial transactions), must be approved by the Board of Directors’ simple majority of votes, and, for related customers, it must be approved by two thirds of the Board of Directors’ votes.

For Wholesale Banking (except for Corporate Banking) customers rated “CCC”, “CC” or “C” by Banco Galicia’s internal rating system shall be admitted under exceptional circumstances, duly justified by their corresponding level, and they shall comply, among others, with the following criteria: (i) to belong to an economic group with a better rating that is a customer of Banco Galicia; (ii) to have, among its shareholders (legal person) one institution with a good financial condition and good economic and financial records; (iii) to be a company starting an investment project as long as the group or customer justifies it; or (iv) to have undergone significant changes after the date of their balance sheet that favorably affect their situation.
In addition, the Internal Audit Division is in charge of overseeing the classification of the loan portfolio in accordance with the regulations established by the Argentine Central Bank.
Banco Galicia constantly monitors its loan portfolio through different indicators (non-performance, roll rates, etc), as well as the classification and concentration thereof (through maximum ratios between the exposure to each customer, its own RPC or regulatory capital, and that of each customer). The loan portfolio classification, as well as its concentration control, is carried out following the regulations provided for by the Argentine Central Bank. In turn, Banco Galicia has advanced statistical models which result in an internal rating that allows it to order and analyze credit risk in terms of expected losses, and to adjust pricing and/or risk policies by customer groups or segments.
The Credit Division’s mission is to assure the quality of loan portfolio through the control of the origination and the optimization of loan recovery strategies in accordance with standards of best practices.
This Division is in charge of the following functions: granting of loans, classification and follow-up of customers and recovery of past-due loans. This Division has separated credit granting, and the control and recovery functions, both for corporate and individuals, to clearly assign distinguishable objectives and goals.
The Risk Management Division often reviews and proposes changes to the internal policies, both as regards to credit granting and recovery of past-due loans.
Retail Credit Approval and Recovery. Two departments are in charge of the retail loan portfolio: the Consumer Credit Department, responsible for the analysis and report on credit approvals, and the Consumer Recovery Department, responsible for the follow-up, control on past-due loans and out-of-court proceedings.
With regards to consumer loans, Banco Galicia assesses applications for different products such as credit cards, cash advances in current accounts and secured and unsecured personal loans. Applications for these products are assessed through computerized credit scoring systems that take into account different criteria to determine the customer’s credit background and repayment capacity, as well as through granting guidelines based on the customer’s credit history within the financial system or with Banco Galicia (credit screening). The analysis of the information provided by applicants and the decision whether to approve or else refuse the transaction are carried out in a centralized manner. Applicants’ credit history, either at Banco Galicia or in the financial system as a whole, is verified through the information provided by a company that provides credit information services.
With respect to the recovery of past-due loans, this Department follows up and monitors the past-due consumer loan portfolio both in its early and advanced stages, until recovery thereof is achieved or recovery of these loans is turned to the Judicial Proceedings Department. Recovery procedures throughout Argentina are carried out either directly or through third parties.
Early procedures for the collection of the past-due individuals’ loan portfolio are carried out through the Collection Center of the Customer Contact Center. Banco Galicia also uses a follow-up system that performs automated telephone calls in relation to past-due loans. In order to reach out to all provinces, steps to be taken are coordinated within the branch network. When these proceedings are exhausted, recovery of these loans is turned to collection agencies hired by Banco Galicia to handle recovery through out-of-court proceedings. Follow-up and supervision of these agencies are carried out by the Consumer Recovery Department.
Corporate Credit Approval and Recovery. Credit approval of the corporate loan portfolio is carried out through three specialized teams: the Corporate Credit Department, responsible for credit granting; the Credit Analysis Department, in charge of the analysis of large amount transactions; and the Corporate Review Department, responsible for monitoring and managing the loan portfolio, as well as establishing preventive measures and performing the classification thereof in accordance with regulations.

Before approving a loan, Banco Galicia performs an assessment of the corporate borrower and its financial condition. For credits exceeding certain amounts, an analysis of each credit line and of each customer is carried out. For credits below certain amounts, Banco Galicia uses automated risk assessment systems that provide financial and non-financial information on the borrower. They also have the ability to perform automated risk assessments and projections of the financial statements to generate automatic warnings about situations that may indicate an increase in the risk.
Banco Galicia performs its risk assessment based on the following factors:

Qualitative analysis	Assessment of the corporate borrower’s creditworthiness performed by the officer in charge of the account based on personal knowledge.

Economic and financial risk	Quantitative analysis of the borrower’s balance sheet amounts.

Economic risk of the sector	Measurement of the general risk of the economic sector where the borrower operates (based on statistical information, internal and external).

Environmental risk	Environmental impact analysis (required for all investment projects of significant amounts).
The Board of Directors’ Credit Committee decides on the granting of loans that exceed a certain amount and on all other loans to financial institutions (local or foreign) and related parties. The remaining loans are approved by the Corporate Credit Department pursuant to authorization levels previously granted.
The Corporate Recovery Department is responsible for monitoring and controlling the entire past-due commercial portfolio. It establishes procedures and acts proactively to design action plans on a case-by-case basis to recover any amounts that exceed the credit limits assigned. This Department also oversees recovery of problem loans in the corporate portfolio, managing them efficiently and working to regularize the status of those customers that are most attractive to Banco Galicia. Furthermore, this Department is in charge of the judicial and out-of-court proceedings to recover loans from the corporate loan portfolio as well as judicial proceedings to recover loans from the consumer portfolio. This Department also manages and oversees lawsuits filed in various jurisdictions of the country by external law firms hired to handle these matters.
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
Credit risk assessment, credit approval (the extension of a credit card and the assignment of a limit) and classification (in accordance with the current loan classification criteria defined by the Argentine Central Bank regulations) of the loan portfolio are managed by each company on a centralized basis by a unit that is separate from the sales units. The credit process is described in manuals and Tarjeta Naranja S.A., the largest regional credit card company, has certified all of its processes under the ISO 9001/2000 standard. Credit limits and policies are defined by the board of directors of each regional credit card company.

With regards to recovery of past due loans, the regional credit card companies manage the early stages of delinquency through their branch personnel and use different types of contact with customers (letters, phone calls, etc.). After 90 days, recovery is turned over to collection agencies that manage out of court proceedings, and if the loan is not recovered, court proceedings are initiated by these agencies. Cobranzas Regionales S.A., a subsidiary of Tarjeta Naranja S.A and Tarjetas Cuyanas S.A., supervises the whole process of recovery, including recovery procedures of said collection agencies.
Main Argentine Central Bank’s Rules on Loan Classification and Loan Loss Provisions
General
Regardless of the internal policies and procedures designed to minimize risks undertaken, Banco Galicia complies with the Argentine Central Bank regulations.
In 1994, the Argentine Central Bank introduced the current loan classification system and the corresponding minimum loan-loss provision requirements applicable to loans and other types of credit (together referred to as “loans” in this section) to private sector borrowers.
The current loan classification system applies certain criteria to classify loans in a bank’s “consumer” portfolio, and another set of criteria to classify loans in its “commercial” portfolio. The classification system is independent of the currency in which the loan is denominated.
The loan classification criteria applied to loans in the consumer portfolio is based on objective guidelines related to the borrower’s degree of fulfillment of its obligations or its legal status, the information provided by the Financial System’s Debtors System-whenever debtors reflect lower quality levels than the rating assigned by the Bank-, by the Non-Performing Debtors’ database from former financial institutions and the status resulting from the enforcement of the refinance guidelines. In the event of any disagreement, the guidelines indicating the greater risk level of loan losses should be considered.
For the purposes of the Argentine Central Bank’s regulations, consumer loans are defined as mortgage loans, pledge loans, credit card loans and other types of loans in installments granted to individuals. All other loans are considered commercial loans. In addition, in accordance with an option set forth in these regulations, Banco Galicia applies the consumer portfolio classification criteria to commercial loans of up to Ps.750,000 (until August 2009, said amount was up to Ps.500,000). This classification is based on the level of fulfillment and the situation thereof.
The main classification criterion for loans in the commercial portfolio is each borrower’s ability to pay, mainly in terms of such borrower’s future cash flows. If a customer has both commercial and consumer loans, all these loans will be considered as a whole to determine eligibility for classification in the corresponding portfolio. Loans backed with preferred guarantees will be considered at 50% of their face value.
By applying the Argentine Central Bank’s classification to commercial loans, banks must assess the following factors: the current and projected financial situation of the borrower, the customer’s exposure to currency risk, the customer’s managerial and operating background, the borrower’s ability to provide accurate and timely financial information, as well as the overall risk of the sector in which the borrower operates and the borrower’s relative position within that sector.
The Argentine Central Bank’s regulations also establish that a team independent from the departments in charge of credit origination must carry out a periodic review of the commercial portfolio. Banco Galicia’s Credit Division, which is independent from the business units that generate transactions, is in charge of these reviews.
The review must be carried out on each borrower with debt pending payment equal to the lesser of the following amounts: Ps.2 million (until August 2009 said figure was Ps.1 million) or 1% of the bank’s RPC (computable capital) but, in any case, the review shall cover at least 20% of the total loan portfolio. The frequency of the review of each borrower depends on the bank’s exposure to that borrower. The Argentine Central Bank requires that the larger the exposure is, the more frequent the review should be. This review must be conducted every calendar quarter when credit exposure to that borrower is equal to or in excess of 5% of the bank’s RPC, or every six months when exposure equals or exceeds the lesser of the following amounts: Ps.2 million or 1% of the bank’s RPC. In all cases, at least 50% of the Bank’s commercial portfolio must be reviewed once every six months; and all other borrowers in the Bank’s commercial portfolio must be reviewed during the fiscal year, so that the entire commercial portfolio is reviewed every fiscal year.

In addition, only one level of discrepancy is permitted between the classification assigned by a bank and the lowest classification assigned by at least two other banks whose combined credit to the borrower represents 40% or more of the total credit of the borrower, considering all banks. If Banco Galicia’s classification was different by more than one level from the lowest classification granted, Banco Galicia must immediately downgrade its classification of the debtor to the same classification level, or else within one classification level.
Communiqué “A” 4738 issued by the Argentine Central Bank on November 26, 2007, introduced certain amendments to the classification rules applicable to debtors pertaining to the consumer portfolio, with the purpose of reflecting the customer’s total risk more accurately. Consequently, the rule establishes a new identification of the consumer portfolio categories. Said Communiqué also establishes that, in order to determine the degree of timely fulfillment of obligations, it will be necessary to analyze the customer’s arrears, legal situation and the classification assigned by the rest of the financial institutions whether currently operating or under liquidation, and whether the fulfillment of obligations depends on any kind of refinancing.
Pursuant to this Communiqué, those customers having received any kind of refinancing may achieve a better credit status than the one they had at the time of such refinancing, by previously repaying a certain number of installments for monthly or bimonthly amortization loans or a percentage of the debt for any other type of loans, without incurring any arrears exceeding 31 days.
In August 2009, the Argentine Central Bank amended these requirements as per Communiqué “A” 4975 (effective since January 2010):

	Refinancing			Judicial Agreements
	Monthly or	Others		Previous	Com. “A”
	Bimonthly	Previous %	Com. “A” 4975%		4975
Category change from 5 to 4	3 installments	20%	15%
Category change from 4 to 3	3 installments	15%	10%
Category change from 3 to 2	2 installments	10%	5%	20%	15%
Category change from 2 to 1	1 installment	10%	5%	20%	15%
In addition: (i) to achieve this better quality status, the customer must comply with the rest of the requirements for the new category; (ii) in case the customer has refinanced and non-refinanced transactions, the resulting classification shall be the lowest from the individual analysis of each transaction; (iii) if a customer with a refinanced loan received or had received additional financial assistance, it will remain within the category for 180 days after the refinancing or the granting of additional credit, whichever is more recent; and (iv) debtors with arrears of over 31 days must be classified within the category resulting from adding the number of days in arrears corresponding to the refinanced debt’s first unpaid installment and those of the minimum arrears set forth for the category in which the debtor is classified at the time of default.
For customers in a normal situation, the additional financial assistance granted shall not be deemed refinancing as long as it leads to an increase in principal owed and the customer’s ability to pay the obligation resulting from said expansion is assessed. The rest of the cases where no debt increase is recorded will be deemed refinancing and only those customers who have not exceeded two refinancing instances within 12 months since the last refinancing will be kept within category 1.
To comply with the commercial obligations included in this portfolio, the following cases shall not be deemed refinancing: (i) any additional credit facilities granted with respect to already agreed limits to the extent said facilities imply additional funds and they do not exceed 10% of the original limits set; and (ii) a higher financial assistance to fund working capital increases or additional investments arisen from business expansion to the extent they are in agreement with the borrower’s ordinary course of business and provided that there exists the ability to honor payments of the remaining financial obligations.

Loan Classification
The following tables contain the six loan classification categories corresponding to the different risk levels set forth by the Argentine Central Bank. Banco Galicia’s total exposure to a private sector customer must be classified according to the riskier classification corresponding to any part of said exposure.
Commercial Portfolio.

Loan Classification	Description

1. Normal Situation	The debtor is widely able to meet its financial obligations, demonstrating significant cash flows, a liquid financial situation, an adequate financial structure, a timely payment record, competent management, available information in a timely, accurate manner and satisfactory internal controls. The debtor is in the upper 50% of a sector of activity that is operating properly and has good prospects.

2. With Special Follow-up	Cash flow analysis reflects that the debt may be repaid even though it is possible that the customer’s future payment ability may deteriorate without a proper follow-up.
This category is divided into two subcategories:
(2.a). Under Observation;
(2.b). Under Negotiation or Refinancing Agreements.

3. With Problems	Cash flow analysis evidences problems to repay the debt, and therefore, if these problems are not solved, there may be some losses.

4. High Risk of Insolvency	Cash flow analysis evidences that repayment of the full debt is highly unlikely.

5. Uncollectible	The amounts in this category are deemed total losses. Even though these assets may be recovered under certain future circumstances, inability to make payments is evident at the date of the analysis. It includes loans to insolvent or bankrupt borrowers.

6. Uncollectible due to Technical Reasons	Loans to borrowers indicated by the Argentine Central Bank to be in non-accrual status with financial institutions that have been liquidated or are being liquidated, or whose authorization to operate has been revoked. It also includes loans to foreign banks and other institutions that are not:
(i) classified as “normal”;
(ii) subject to the supervision of the Argentine Central Bank or other similar authority of the country of origin;
(iii) classified as “investment grade” by any of the rating agencies admitted pursuant to Communiqué “A” 2729 of the Argentine Central Bank.
Consumer Portfolio.

Loan Classification	Description

1. Normal Situation	Loans with timely repayment or arrears not exceeding 31 days, both of principal and interest.

2. Low Risk	Occasional late payments, with a payment in arrears of more than 32 days and up to 90 days. A customer classified as “Normal” having been refinanced may be recategorized within this category, as long as he amortizes one principal installment (whether monthly or bimonthly) or repays 5% of principal.

3. Medium Risk	Some inability to make payments, with arrears of more than 91 days and up to 180 days. A customer classified as “Low Risk” having been refinanced may be recategorized within this category, as long as he amortizes two principal installments (whether monthly or bimonthly) or repays 5% of principal.

Loan Classification	Description

4. High Risk	Judicial proceedings demanding payment have been initiated or arrears of more than 180 days and up to one year. A customer classified as “Medium Risk” having been refinanced may be recategorized within this category, as long as he amortizes three principal installments (whether monthly or bimonthly) or repays 10% of principal.

5. Uncollectible	Loans to insolvent or bankrupt borrowers, or subject to judicial proceedings, with little or no possibility of collection, or with arrears in excess of one year.

6. Uncollectible due to Technical Reasons	Loans to borrowers who fall within the conditions described above under “Commercial Portfolio-Uncollectible due to Technical Reasons”.
Loan Loss Provision Requirements
Allocated Provisions. Minimum allowances for loan losses are required for the different categories in which loans are classified. The rates vary by classification and by whether the loans are secured. The percentages apply to total customer obligations, both principal and interest. The allowance for loan losses on the performing portfolio is unallocated, while the allowances for the other classifications are individually allocated. Regulations provide for the suspension of interests’ accrual or the requirement of allowances equivalent to 100% of the interests for customers classified as “With Problems” and “Medium Risk”, or lower. The allowances are set forth as follows:
Minimum Allowances for Loan Losses

Category	Secured	Unsecured
1. Normal Situation	1.0%	1.0%
2. (a) “Under Observation” and “Low Risk”	3.0%	5.0%
2. (b) “Under Negotiation or Refinancing Agreements”	6.0%	12.0%
3. “With Problems” and “Medium Risk”	12.0%	25.0%
4. “High Risk of Insolvency” and “High Risk”	25.0%	50.0%
5. “Uncollectible”	50.0%	100.0%
6. “Uncollectible Due to Technical Reasons”	100.0%	100.0%
Loans backed with preferred guarantees “A” require a 1% provision independently of the customer category.
General Provisions. In addition to the specific loan loss allowances described above, the Argentine Central Bank requires the establishment of a general allowance of 1% for all loans in its “Normal Situation” category. This general allowance is not required for interbank financial transactions of less than thirty days, or loans to the non-financial public sector or to financial institutions majority-owned by the Argentine national, provincial or city governments with governmental guarantees. Besides these general provisions, the Bank establishes additional provisions, determined based on the Bank’s judgment of the entire loan portfolio risk at each reporting period.
As of December 31, 2009, December 31, 2008 and December 31, 2007, we maintained a general loan loss allowance of Ps.439.8 million, Ps.298.4 million and Ps.188.0 million, respectively, which exceeded by Ps.303.4 million, Ps.200.0 million and Ps.88.5 million, respectively, the 1% minimum general allowance required by the Argentine Central Bank. The excess over the minimum requirement of fiscal year 2007 was maintained in connection with commercial loans under a restructuring process which was not completed as of that date, and which were the remaining of the cases stemming from the 2001-2002 crisis. The increase in these amounts in fiscal years 2008 and 2009 was related to the seasoning of the individuals’ loan portfolio and to the possible occurrence of certain cases of default in the commercial loan portfolio, as a consequence of the worsening of certain macroeconomic variables.

Classification of the Loan Portfolio based on Argentine Central Bank Regulations
The following tables set forth the amounts of our loans past due and the amounts not yet due of the loan portfolio, including the loan portfolios of the Bank and the regional credit card companies, applying the Argentine Central Bank’s loan classification criteria in effect at the dates indicated.

	As of December 31, 2009
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	13,273.6	96.89	—	—	13,273.6	93.06
2. With Special Follow-up — Under observation and Low Risk	310.6	2.27	—	—	310.6	2.18
3. With Problems and Medium Risk	85.1	0.62	146.2	25.92	231.3	1.62
4. High Risk of Insolvency and High Risk	30.5	0.22	308.1	54.62	338.6	2.37
5. Uncollectible	—	—	109.0	19.32	109.0	0.76
6. Uncollectible Due to Technical Reasons	—	—	0.8	0.14	0.8	0.01

Total	13,699.8	100.00	564.1	100.00	14,263.9	100.00

	As of December 31, 2008
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	11,430.6	96.09	—	—	11,430.6	93.33
2. With Special Follow-up — Under observation and Low Risk	388.8	3.27	—	—	388.8	3.18
3. With Problems and Medium Risk	54.1	0.46	103.1	29.29	157.2	1.28
4. High Risk of Insolvency and High Risk	21.8	0.18	185.4	52.67	207.2	1.69
5. Uncollectible	—	—	62.0	17.61	62.0	0.51
6. Uncollectible Due to Technical Reasons	—	—	1.5	0.43	1.5	0.01

Total	11,895.3	100.00	352.0	100.00	12,247.3	100.00

	As of December 31, 2007
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	11,242.7	96.57	—	—	11,242.7	93.89
2. With Special Follow-up — Under observation and Low Risk	356.2	3.06	—	—	356.2	2.97
3. With Problems and Medium Risk	31.7	0.27	56.0	16.87	87.7	0.73
4. High Risk of Insolvency and High Risk	12.1	0.10	221.0	66.57	233.1	1.95
5. Uncollectible	—	—	48.1	14.49	48.1	0.40
6. Uncollectible Due to Technical Reasons	—	—	6.9	2.07	6.9	0.06

Total	11,642.7	100.00	332.0	100.00	11,974.7	100.00

	As of December 31, 2006
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	10,149.9	96.24	—	—	10,149.9	93.94
2. With Special Follow-up — Under observation and Low Risk	374.6	3.54	—	—	374.6	3.47
3. With Problems and Medium Risk	12.2	0.12	30.0	11.69	42.2	0.39
4. High Risk of Insolvency and High Risk	10.2	0.10	192.7	75.07	202.9	1.88
5. Uncollectible	—	—	28.8	11.22	28.8	0.27
6. Uncollectible Due to Technical Reasons	—	—	5.2	2.02	5.2	0.05

Total	10,546.9	100.00	256.7	100.00	10,803.6	100.00

	As of December 31, 2005
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	10,171.2	95.22	—	—	10,171.2	92.99
2. With Special Follow-up — Under observation and Low Risk	384.4	3.60	—	—	384.4	3.51
3. With Problems and Medium Risk	120.4	1.13	206.9	80.82	327.3	2.99
4. High Risk of Insolvency and High Risk	6.0	0.05	23.0	8.98	29.0	0.27
5. Uncollectible	—	—	22.8	8.91	22.8	0.21
6. Uncollectible Due to Technical Reasons	—	—	3.3	1.29	3.3	0.03

Total	10,682.0	100.00	256.0	100.00	10,938.0	100.00

Amounts Past Due and Non-Accrual Loans
The following table analyzes amounts past due by 90 days or more in our loan portfolio, by type of loan and by type of guarantee as of the dates indicated, as well as our non-accrual loan portfolio, by type of guarantee, our allowance for loan losses and the main asset quality ratios as of the dates indicated.

	As of December 31,
	2009	2008	2007	2006	2005
	(in millions of Pesos, except ratios)
Total Loans (1)	14,263.9	12,247.3	11,974.7	10,803.6	10,938.0

Non-Accrual Loans (2)
With Preferred Guarantees	33.7	42.0	43.5	40.2	58.4
With Other Guarantees	97.9	10.3	5.0	5.1	6.5
Without Guarantees	548.1	375.6	327.3	233.8	317.5

Total Non-Accrual Loans (2)	679.7	427.9	375.8	279.1	382.4

Past Due Loan Portfolio
Non-Financial Public Sector	—	—	—	—	—
Local Financial Sector	—	—	—	—	—
Non-Financial Private Sector and Residents Abroad
Advances	64.4	25.9	23.0	20.9	14.1
Promissory Notes	90.5	24.5	134.5	135.2	191.6
Mortgage Loans	16.8	24.9	30.0	28.4	14.6
Pledge Loans	2.7	1.1	0.8	0.3	0.5
Personal Loans	69.8	45.7	17.6	4.1	0.8
Credit-Card Loans	285.9	215.0	115.4	62.7	33.4
Placements with Correspondent Banks	—	—	—	—	—
Other Loans	34.0	14.9	10.7	5.1	1.0

Total Past Due Loans	564.1	352.0	332.0	256.7	256.0

Past Due Loans
With Preferred Guarantees	19.8	26.0	30.8	28.9	16.1
With Other Guarantees	66.9	9.0	4.2	4.3	4.9
Without Guarantees	477.4	317.0	297.0	223.5	235.0

Total Past Due Loans	564.1	352.0	332.0	256.7	256.0

Allowance for Loan Losses	806.4	526.8	428.6	327.0	427.9

	As of December 31,
	2009	2008	2007	2006	2005
	(in millions of Pesos, except ratios)
Ratios (%)
As a % of Total Loans:
- Total Past Due Loans	3.95	2.87	2.77	2.38	2.34
- Past Due Loans with Preferred Guarantees	0.14	0.21	0.26	0.27	0.15
- Past Due Loans with Other Guarantees	0.47	0.07	0.03	0.04	0.04
- Past Due Unsecured Amounts	3.34	2.59	2.48	2.07	2.15
- Non-Accrual Loans (2)	4.77	3.49	3.14	2.58	3.50
- Non-Accrual Loans (2) (Excluding Interbank Loans)	4.93	3.60	3.18	2.79	3.57
Non-Accrual Loans (2) as a Percentage of Loans to the Private Sector	4.77	3.95	3.53	3.49	6.77
Allowance for Loan Losses as a % of:
- Total Loans	5.65	4.30	3.58	3.03	3.91
- Total Loans Excluding Interbank Loans	5.84	4.44	3.63	3.27	4.00
- Total Non-Accrual Loans (2)	118.64	123.11	114.05	117.16	111.90
Non-Accrual Loans with Guarantees as a Percentage of Non-Accrual Loans (2)	19.36	12.22	12.91	16.23	16.97
Non-Accrual Loans as a Percentage of Total Past Due Loans	120.49	121.56	113.20	108.73	149.38

(1)	Before the allowance for loan losses.

(2)	Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”.
Our non-accrual loan portfolio, both in absolute terms and measured as a percentage of total loans, decreased significantly between the end of fiscal years 2006 and 2007, in the context of strong improvement in the credit environment in Argentina after the 2001-2002 crisis. At the end of fiscal year 2009, our non-accrual to total loans ratio was 4.77%, up from 3.49% at the end of fiscal year 2008, due to the seasoning of the individuals’ portfolio and default on the commercial portfolio as a consequence of the deterioration macroeconomic conditions. As a result of this last effect, considering only loans to the private sector, the non-accrual loan portfolio as a percentage of said portfolio rose from 3.95% as of December 31, 2008 to 4.77% as of December 31, 2009. The seasoning of the individuals’ portfolio is a consequence of the strong growth process it has undergone for several years.
Since fiscal year 2005, our coverage of non-accrual loans with allowances for loan losses has exceeded 100%.
Under Argentine Central Bank rules, we are required to cease the accrual of interest or to establish provisions equal to 100% of the interest accrued on all loans pertaining to the non-accrual loan portfolio, that is, all loans to borrowers in the categories of:
•	in the consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible” and “Uncollectible Due to Technical Reasons”.
•	in the commercial portfolio: “With Problems”, “High Risk of Insolvency”, “Uncollectible” and “Uncollectible Due to Technical Reasons”.

The table below shows the interest income that would have been recorded on non-accrual loans on which the accrual of interest was discontinued and the recoveries of interest on loans classified as non-accrual on which the accrual of interest had been discontinued:

	As of December 31,
	2009	2008	2007	2006	2005
	(in millions of Pesos)
Interest Income that Would Have Been Recorded on Non-Accrual Loans on which the Accrual of Interest was Discontinued	52.0	35.4	35.9	23.7	45.9

Recoveries of Interest on Loans Classified as Non-Accrual on which the Accrual of Interest had been Discontinued (1)	2.6	1.8	1.8	1.2	2.3

(1)	Recorded under “Miscellaneous Income”.
Loan Loss Experience
The following table presents an analysis of our allowance for loan losses and of our credit losses as of and for the periods indicated. Certain loans are charged off directly to the income statement and, therefore, are not reflected in the allowance.

	Fiscal Year Ended
	December 31,
	2009	2008	2007	2006	2005
	(in millions of Pesos, except ratios)
Total Loans, Average (1)	11,481.9	12,077.3	10,528.9	10,851.0	9,746.9

Allowance for Loan Losses at Beginning of Period (2)	526.8	428.6	327.0	427.9	632.6
Changes in the Allowance for Loan Losses During the Period (2)
Provisions Charged to Income	625.9	384.6	248.4	105.3	61.1
Prior Allowances Reversed	(5.4)	(6.5)	(21.5)	(32.5)	(96.2)
Charge-Offs (A)	(354.5)	(289.2)	(125.4)	(200.8)	(174.5)
Inflation and Foreign Exchange Effect and Other Adjustments	13.6	9.3	0.1	27.1	4.9

Allowance for Loan Losses at End of Period	806.4	526.8	428.6	327.0	427.9

Charge to the Income Statement during the Period
Provisions Charged to Income (2)	625.9	384.6	248.4	105.3	61.1
Direct Charge-Offs, Net of Recoveries (B)	(27.9)	(68.4)	(57.2)	(46.4)	(28.9)
Recoveries of Provisions	(5.4)	(6.5)	(21.5)	(32.5)	(96.2)

Net Charge (Benefit) to the Income Statement	592.6	309.7	169.7	26.4	(64.0)

Ratios (%)
Charge-Offs (A+B) to Average Loans (3)	2.84	1.83	0.65	1.42	1.49
Net Charge to the Income Statement to Average Loans(3)	5.16	2.56	1.61	0.24	(0.66)

(1)	Before the allowance for loan losses.

(2)	Includes quotation differences for Galicia Uruguay and Cayman Branch.

(3)	Charge-offs plus direct charge-offs minus bad debts recovered.
The increase in allowance for loan losses in fiscal year 2009 is mainly attributable to the seasoning of the individuals’ loan portfolio.

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

	As of December 31,
	2009			2008			2007
			Loan			Loan			Loan
		% of	Category		% of	Category		% of	Category
	Amount	Loans	%	Amount	Loans	%	Amount	Loans	%
	(in millions of Pesos, except percentages)
Non-Financial Public Sector	—	—	0.04	—	—	10.77	—	—	10.11
Local Financial Sector	—	—	0.18	—	—	1.21	—	—	0.92
Non-Financial Private Sector and Residents Abroad
Advances	31.7	0.22	4.42	14.5	0.12	4.85	16.2	0.13	6.61
Promissory Notes	80.3	0.56	22.47	34.9	0.28	17.28	119.8	1.00	24.31
Mortgage Loans	11.8	0.08	6.76	21.9	0.18	8.38	26.5	0.22	7.89
Pledge Loans	1.5	0.01	0.45	0.5	—	0.66	0.3	—	0.79
Personal Loans	63.9	0.45	12.09	37.8	0.31	9.94	14.0	0.12	8.17
Credit-Card Loans	168.3	1.18	39.90	111.4	0.91	35.75	56.0	0.47	30.31
Placements in Correspondent Banks	—	—	3.09	—	—	2.73	—	—	1.32
Other	16.0	0.11	10.60	7.4	0.06	8.43	7.9	0.07	9.57
Unallocated (1)	432.9	3.04	—	298.4	2.44	—	187.9	1.57	—

Total	806.4	5.65	100.00	526.8	4.30	100.00	428.6	3.58	100.00

	As of December 31,
	2006			2005
	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %
	(in millions of Pesos, except percentages)
Non-Financial Public Sector	—	—	24.90	—	—	47.43
Local Financial Sector	—	—	2.88	—	—	1.17
Non-Financial Private Sector and Residents Abroad
Advances	16.3	0.15	3.21	12.3	0.11	2.04
Promissory Notes	151.1	1.40	19.84	186.4	1.70	16.79
Mortgage Loans	25.0	0.23	6.37	21.6	0.20	4.60
Pledge Loans	0.4	—	0.62	0.5	—	1.11
Personal Loans	3.7	0.03	5.21	0.9	0.01	2.36
Credit-Card Loans	28.5	0.26	22.76	14.0	0.13	15.84
Placements in Correspondent Banks	—	—	5.63	—	—	1.95
Other	1.0	0.01	8.58	17.1	0.16	6.71
Unallocated (1)	101.0	0.95	—	175.1	1.60	—

Total	327.0	3.03	100.00	427.9	3.91	100.00

(1)	The unallocated reserve consists of the allowances established on the portfolio classified in the “normal situation” category and includes additional reserves in excess of Argentine Central Bank minimum requirements.

Charge-Offs
The following table sets forth the allocation of the main charge-offs made by the Bank and the regional credit card companies during the years ended December 31, 2009, 2008 and 2007.

	Fiscal Year Ended
	December 31,
	2009	2008	2007
	(in millions of Pesos)
Charge-offs by Type
Advances	21.3	17.3	6.1
Promissory Notes	20.3	92.3	35.1
Mortgage Loans	9.9	7.9	5.4
Pledge Loans	0.3	0.1	0.2
Personal Loans	60.8	27.5	6.6
Credit-Card Loans
Banco Galicia	54.9	31.6	9.2
Regional Credit-Card Companies	178.6	107.7	60.6
Other Loans	8.4	4.8	2.2

Total	354.5	289.2	125.4

During fiscal year 2009, Ps.354.5 million were written off against allowance for loan losses in connection with loans to individuals, including the regional credit cards companies’ portfolios, and the increased amount as compared to the prior year was attributable to the seasoning of the individuals’ loan portfolio.
During fiscal year 2008, Ps.289.2 were written off against allowance for loan losses. This amount represented charge offs of loans to individuals, mainly regional credit cards companies’ loans, and the close of negotiations with a commercial customer under a debt restructuring process. The increase from the Ps.125.4 million charge offs for fiscal year 2007 was mainly explained by the seasoning of the individuals’ loan portfolio.
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

	Fiscal Year Ended
	December 31,
	2009	2008	2007
Country	(in millions of Pesos)
United Kingdom
Demand Deposits	5.5	6.0	2.0
Forward Purchases of Boden 2012 Bonds	—	829.0	1,244.8
Forward Purchases of Discount Bonds in Pesos	—	603.2	600.6

Total	5.5	1,438.2	1,847.4

United States
Demand Deposits	178.6	353.4	532.1
Overnight Placements	440.5	317.3	159.3
Other	21.6	0.7	—

Total	640.7	671.4	691.4

Germany
Demand Deposits	2.1	3.0	0.9
Forward Purchases of Boden 2012 Bonds	803.4	1,087.9	240.8
Forward Purchases of Discount Bonds in Pesos	—	—	105.9

Total	805.5	1,090.9	347.6

•	As of December 31, 2009, we had the following foreign outstandings: Ps.5.5 million (0.02% of our total assets) with United Kingdom financial institutions, corresponding to demand deposits with such institutions.
•	Ps.640.7 million (2.3% of our total assets) representing liquid placements with United States financial institutions, of which Ps.178.6 million correspond to demand deposits and Ps.440.5 million represent overnight placements.
•	Ps.805.5 million (2.9% of our total assets) with a German financial institution, of which Ps.803.4 million represent two forward purchases of Boden 2012 Bonds in connection with repurchase transactions with the applicable financial institution, and Ps.2.1 million correspond to demand deposits with such institution; both repurchase transactions are for a two-year term; all bear market floating interest rates based on Libor plus a fixed spread.

There were no other foreign outstandings representing 0.75% or more of our total assets as of December 31, 2009, 2008 and 2007.
Deposits
The following table sets out the composition of our deposits as of December 31, 2009, 2008 and 2007. Our deposits represent deposits with the Bank.

	As of December 31,
	2009	2008	2007
	(in millions of Pesos)
Current Accounts and Other Demand Deposits	3,719.2	3,105.4	2,675.4
Savings Accounts	4,994.7	4,035.0	3,380.1
Time Deposits	7,954.7	6,548.0	6,704.8
Other Deposits (1)	248.8	263.2	291.6
Plus: Accrued Interest, Quotation Differences and CER Adjustment	122.0	104.5	113.7

Total Deposits	17,039.4	14,056.1	13,165.6

(1)	Includes among other, deposits originated by Decree No. 616/05, Reprogrammed Deposits under judicial proceedings and other demand deposits.
In 2009, our consolidated deposits increased 21.2% mainly as a result of a Ps.1,573.4 million increase in deposits in current and savings accounts and Ps.1,406.7 million increase in time deposits. As in prior years, these increases were due to deposits received by the Bank’s Argentine operation. As of December 31, 2009, time deposits included Ps.14.9 million of CER-adjusted time deposits.
In 2008, our consolidated deposits increased 6.8% mainly as a result of a Ps.1,084.9 million increase in deposits in current and savings accounts. As in prior years, these increases were due to deposits received by the Bank’s Argentine operation. As of December 31, 2008, time deposits included Ps.47.3 million of CER-adjusted time deposits.
For more information, see Item 5.A. “Operating Results-Funding”.
The following table provides a breakdown of our consolidated deposits as of December 31, 2009, by contractual term and currency of denomination.

	Peso-Denominated			Dollar-Denominated			Total
			% of			% of			% of
	Amount		Total	Amount		Total	Amount		Total
	(in millions of Pesos, except percentages)
Current Accounts and Demand Deposits	Ps.	3,719.2	26.9%		—	—%	Ps.	3,719.2	22.0%
Savings Accounts		3,405.3	24.6	Ps.	1,589.4	51.3		4,994.7	29.5
Time Deposits		6,561.6	47.5		1,393.2	45.1		7,954.8	47.0
Maturing Within 30 Days		1,471.6	10.6		309.1	10.0		1,780.7	10.5
Maturing After 31 Days but Within 59 Days		1,932.4	14.0		311.0	10.1		2,243.4	13.3
Maturing After 60 Days but Within 89 Days		933.8	6.8		175.7	5.7		1,109.5	6.6
Maturing After 90 Days but Within 179 Days		771.1	5.6		389.6	12.6		1,160.7	6.9
Maturing After 180 Days but Within 365 Days		852.0	6.2		185.9	6.0		1,037.9	6.1
Maturing After 365 Days		600.7	4.3		21.9	0.7		622.6	3.6
Other Deposits		138.9	1.0		109.7	3.6		248.6	1.5
Maturing Within 30 Days		134.0	1.0		100.4	3.3		234.4	1.4
Maturing After 31 Days but Within 59 Days		—	—		—	—		—	—
Maturing After 60 Days but Within 89 Days		—	—		—	—		—	—
Maturing After 90 Days but Within 179 Days		—	—		—	—		—	—
Maturing After 180 Days but Within 365 Days		—	—		—	—		—	—
Maturing After 365 Days		4.9	—		9.3	0.3		14.2	0.1

Total Deposits (1)	Ps.	13,825.0	100.0%	Ps.	3,092.3	100.0%	Ps.	16,917.3	100.0%

(1)	Only principal. Excludes the CER adjustment

The categories with the highest concentration of maturities per original term are those within the segments “within 30 days” and “after 31 days but within 59 days” (Pesos and Dollars), which accounted for 23.8% of the total and mainly corresponded to Peso-denominated time deposits. The rest of the terms have a homogeneous participation. As of December 31, 2009, the average original term of non-adjusted Peso and US Dollar-denominated time deposits (excluding Reprogrammed Deposits with amparo claims) was approximately 107 days. Dollar-denominated deposits, for Ps.3,092.3 million (only principal), represented 18.3% of total deposits, of which 5.2% (Ps.160.1 million, only principal) corresponded to Galicia Uruguay (consolidated).
The following table provides information about the maturity of our outstanding time deposits exceeding Ps.100,000, based on to whether they were made at our domestic or foreign branches, as of December 31, 2009.

	Domestic Offices	Foreign Offices
	(in millions of Pesos)
Time Deposits
Within 30 Days	1,097.4	—
After 31 Days but Within 59 Days	1,553.4	—
After 60 Days but Within 89 Days	722.0	—
After 90 Days but Within 179 Days	800.8	—
After 180 Days but Within 365 Days	897.7	—
After 365 Days	608.7	—

Total Time Deposits	5,680.0	—

Other Deposits	—	—

Total Deposits (1)	5,680.0	—

(1)	Only principal. Excludes the CER adjustment.
Return on Equity and Assets
The following table presents certain selected financial information and ratios for the periods indicated.

	Fiscal Year Ended
	December 31,
	2009	2008	2007
	(in millions of Pesos, except percentages)
Net Income / (Loss)	229.3	176.8	46.0
Average Total Assets	24,685.3	23,412.5	21,332.4
Average Shareholders’ Equity	1,961.2	1,745.0	1,606.7
Shareholders’ Equity at End of the Period	2,052.5	1,845.7	1,654.5
Net Income as a Percentage of:
Average Total Assets	1.12	0.91	0.37
Average Shareholders’ Equity	11.69	10.13	2.86
Declared Cash Dividends	—	—	—
Dividend Payout Ratio	—	—	—
Average Shareholders’ Equity as a Percentage of Average Total Assets	7.94	7.45	7.53
Shareholders’ Equity at the End of the Period as a Percentage of Average Total Assets	8.31	7.88	7.76

Short-term Borrowings
Our short-term borrowings include all of our borrowings (including repurchase agreements, debt securities and negotiable obligations) with a contractual maturity of less than one year, owed to foreign or domestic financial institutions or holders of negotiable obligations. See Notes 13 and 14 to our consolidated audited financial statements included in this annual report for detailed information about our Short-term Borrowings.

	As of December 31,
	2009	2008	2007
	(in millions of Pesos )
Short-Term Borrowings
Argentine Central Bank	2.1	1.7	0.7
Other Banks and International Entities
Credit Lines from Domestic Banks	86.9	43.6	33.2
Credit Lines from Foreign Banks	180.0	354.6	258.0
Repurchases with Domestic Banks	278.1	34.7	—
Negotiable Obligations	125.8	108.9	36.3

Total	672.9	543.5	328.2

As of the end of fiscal year 2009, our short-term borrowings consisted mainly of repurchase agreements transactions with domestic banks.
The following table shows for our significant short-term borrowings for the fiscal years ended December 31, 2009, 2008 and 2007:
•	the weighted-average interest rate at year-end,
•	the maximum balance recorded at the monthly closing dates of the periods,
•	the average balances for each period, and
•	the weighted-average interest rate for the periods.

	As of December 31,
	2009		2008		2007
	(in millions of Pesos, except percentages)
Argentine Central Bank
Weighted-average Interest Rate at End of Period		—		—		—
Maximum Balance Recorded at the Monthly Closing Dates	Ps.	2.8	Ps.	1.7	Ps.	0.9
Average Balances for Each Period	Ps.	1.3	Ps.	1.1	Ps.	0.6
Weighted-average Interest Rate for the Period		—		—		—
Credit Lines from Domestic Banks
Weighted-average Interest Rate at End of Period		10.9%		24.7%		14.2%
Maximum Balance Recorded at the Monthly Closing Dates	Ps.	86.9	Ps.	261.5	Ps.	92.6
Average Balances for Each Period	Ps.	45.6	Ps.	72.9	Ps.	57.5
Weighted-average Interest Rate for the Period		12.2%		13.7%		9.5%
Credit Lines from Foreign Banks
Weighted-average Interest Rate at End of Period		2.5%		5.4%		5.6%
Maximum Balance Recorded at the Monthly Closing Dates	Ps.	257.2	Ps.	457.4	Ps.	258.0
Average Balances for Each Period	Ps.	153.1	Ps.	373.6	Ps.	106.7
Weighted-average Interest Rate for the Period		5.1%		4.5%		5.8%
Repurchases with Domestic Banks
Weighted-average Interest Rate at End of Period		9.8%		10.5%		—%
Maximum Balance Recorded at the Monthly Closing Dates	Ps.	278.1	Ps.	400.6	Ps.	317.4
Average Balances for Each Period	Ps.	25.9	Ps.	132.8	Ps.	138.3
Weighted-average Interest Rate for the Period		9.6%		10.5%		8.9%
Repurchases with Foreign Banks
Weighted-average Interest Rate at End of Period		—		—		—
Maximum Balance Recorded at the Monthly Closing Dates		—		—		—
Average Balances for Each Period		—		—		—
Weighted-average Interest Rate for the Period		—		—		—
Negotiable Obligations
Weighted-average Interest Rate at End of Period		—%		12.1%		8.2%
Maximum Balance Recorded at the Monthly Closing Dates	Ps.	247.7	Ps.	108.9	Ps.	65.7
Average Balances for Each Period	Ps.	139.8	Ps.	49.8	Ps.	50.8
Weighted-average Interest Rate for the Period		5.5%		9.9%		9.3%

Regulatory Capital
Grupo Financiero Galicia
The capital adequacy of Grupo Financiero Galicia is not under the supervision of the Argentine Central Bank. Grupo Financiero Galicia has to comply with the minimum capital requirement established by Law No. 19,550, as amended, (Ley de Sociedades Comerciales or the “Corporations’ Law”), which, is required to be Ps.0.012 million.
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
The above-mentioned Argentine Central Bank rules provided a schedule for the gradual compliance by entities with the new rule over time. For this, it established the application, beginning on January 2004, of two coefficients known as “Alfa 1” and “Alfa 2”, in order to temporarily, and in a decreasing manner, reduce the minimum capital requirement to cover the credit risk of public-sector assets and interest-rate risk, respectively. The Alfa 1 coefficient value increased progressively, in January of each year, until it reached 1.00 on January 1, 2009, and the value of the Alfa 2 coefficient increased in the same manner until it reached 1.00 on January 1, 2007, as shown in the table below:

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

Communiqué “A” 4782 of the Argentine Central Bank, dated March 3, 2008, broadened the range of subordinated contractual obligations that financial institutions may include in their calculation of supplementary shareholders’ equity. Pursuant to this Communiqué, it is possible to record as such not only subordinated debt securities with a public offering, but also any other liability contractually subordinated that meets the requirements set forth in the regulation, regardless of whether such debt had a public offering and notwithstanding the manner of execution (which allows supplementary capital to include liabilities such as loans or credit lines from abroad, for example).
The table below shows information on the Bank’s consolidated computable regulatory capital, or RPC or Adjusted Shareholders’ Equity, and minimum capital requirements as of the dates indicated.

	As of December 31,
	2009	2008	2007
	(in millions of Pesos, except percentages)
Shareholders’ Equity	2,126.5	1,954.7	1,759.4

Argentine Central Bank Minimum Capital Requirements (1)
Allocated to Financial Assets	1,064.1	1,014.1	845.3
Allocated to Fixed Assets, Intangible and Unquoted Equity Investments	168.7	169.5	153.2
Allocated to Market Risk	14.3	5.4	20.4
Allocated to Interest-Rate Risk	20.7	50.7	52.4
Lending to the Non-Financial Public Sector	343.7	324.8	231.5

Total (A)	1,611.5	1,564.5	1,302.8

Computable Regulatory Capital Calculated Under Argentine Banking GAAP
Core Capital	1,991.2	1,789.1	1,756.4
Supplemental Capital	1,070.2	994.7	757.1
Deductions
Investments in Financial Entities	(1.9)	(1.7)	(1.5)
Organization Expenses	(274.9)	(191.3)	(100.6)
Goodwill Recorded from June 30, 1997	(17.5)	(28.5)	(47.6)
Real Estate Properties for Banco Galicia’s Own Use and Miscellaneous, for which No Title Deed has been Made	(8.4)	(6.3)	(2.8)
Other	(9.9)	(17.0)	(7.0)

Total	(312.6)	(244.8)	(159.5)

Additional Capital — Market Variation	40.4	13.3	3.1

Total (B)	2,789.2	2,552.3	2,357.1

Excess Capital
Excess Over Required Capital (B)-(A)	1,177.7	987.8	1,054.3
Excess Over Required Capital as a % of Required Capital	73.08	63.14	80.93

Total Capital Ratio	14.35	13.92	15.54

(1)	In accordance with Argentine Central Bank rules applicable at each date.
As of December 31, 2009, Banco Galicia’s computable capital amounted to Ps.2,789.2 million, exceeding the minimum capital requirement by Ps.1,177.7 million pursuant to the regulations provided for by the Argentine Central Bank effective at that date. This excess amount was Ps.987.8 million as of December 31, 2008. The increase of Ps.189.9 million in the excess was due to integration of principal by Ps.236.9 million, offset by the rise in the minimum capital requirement of Ps.47.0 million.
The greater minimum capital requirement was mainly the result of the Ps.32.7 million increase in minimum capital requirements to cover the credit risk, as a consequence of the growth of the Bank’s exposure to the private sector during fiscal year 2009 and the Ps.18.9 million increase in minimum capital requirement for the exposure to the non-financial public sector, which was mainly due to the increase of the “Alfa 1” coefficient from 0.75 to 1, therefore, eliminating, as from January 2009 the mitigating coefficient. The latter effect was mainly offset by the sale of part of the government securities portfolio made during fiscal year 2009.

The Ps.236.9 increase in computable capital when compared to December 31, 2008 was mainly the result of Ps.202.1 million from basic shareholders’ equity, mainly due to the result of the fiscal year 2008 and Ps.75.5 million from an increase in the complementary shareholders’ equity, mainly due to the balance of the subordinated debt increase for the increase of the value of the dollar. This latter increase was offset by the increase of Ps.67.8 million in the deductions corresponding to an increase in the organization and development expenses.
Regional Credit Card Companies
Since the regional credit card companies are not financial institutions, their capital adequacy is not regulated by the Argentine Central Bank. The regional credit card companies have to comply with the minimum capital requirement established by the Corporations’ Law, which was required to be Ps.0.012 million. However, as noted above, Banco Galicia has to comply with the Argentine Central Bank’s capital adequacy rules on a consolidated basis, which includes the regional credit card companies.
Minimum Capital Requirements of Insurance Companies
The insurance companies controlled by Sudamericana must meet the minimum capital requirements set by General Resolution No. 31,134 of the National Insurance Superintendency. This resolution requires insurance companies to maintain a minimum capital level equivalent to the highest of the amounts calculated as follows:
(a)	By line of insurance: this method establishes a fixed amount by line of insurance. For life insurance companies, it is Ps.4 million, increasing to Ps.5 million for companies that offer pension-linked life insurance. For providers of retirement insurance that do not offer pension-linked annuities, the requirement is Ps.3 million (increasing to Ps.5 million for companies that offer pension-linked annuities). For companies that offer property insurance that includes damage coverage (excluding those related to vehicles) the requirement is Ps.1.5 million (increasing to Ps.8 million for companies that offer all P&C products).
(b)	By premiums and additional fees: to use this method, the company must calculate the sum of the premiums written and additional fees earned in the last 12 months. Based on the total, the company must calculate 16%. Finally, it must adjust the total by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.
(c)	By claims: to use this method, the company must calculate the sum of gross claims paid during the 36 months prior to the end of the period under analysis. To that amount, it must add the difference between the balance of unpaid claims as of the end of the period under analysis and the balance of unpaid claims as of the 36th month prior to the end of the period under analysis. The resulting figure must be divided by three. Then the company must calculate 23%. The resulting figure must be adjusted by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.
(d)	For life insurance companies that offer policies with an investment component, the figures obtained in b) and c) must be increased by an amount equal to 4% of the technical reserves adjusted by the ratio of net technical reserves to gross technical reserves (at least 85%), plus 0.3% of at-risk capital adjusted by the ratio of retained at-risk capital to total at-risk capital (at least 50%).
The minimum required capital must then be compared to computable capital, defined as shareholder’s equity less non-computable assets. Non-computable assets consist mainly of deferred charges, pending capital contributions, and excess investments in authorized instruments. As of December 31, 2009, the computable capital of the companies controlled by Sudamericana Holding S.A. exceeded the minimum requirement of Ps.49.3 million by Ps.15.5 million.
Sudamericana also holds Sudamericana Asesores de Seguros S.A., a company dedicated to brokerage in different lines of insurance that is regulated by the guidelines of the Corporations’ Law, which provided for a minimum capital requirement of Ps.0.012 million.

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
In their capacity as companies listed in Argentina, Grupo Financiero Galicia and Banco Galicia must comply with the disclosure, reporting, governance and other rules applicable to such companies issued by the markets in which they are listed and their regulators, including Law No. 17,811, as amended, Law No. 20,643 and Decrees No. 659/74 and No. 2,220/80, as well as Decree No. 677/01 otherwise known as the Decree for Transparency in the Public Offering (“Régimen de la Transparencia de la Oferta Pública”). In their capacity as public issuers of securities these companies are subject to the above mentioned rules. As Grupo Financiero Galicia has publicly listed ADSs in the United States, it is also subject to the reporting requirements of the United States’ Exchange Act for foreign private issuers and to the provisions applicable to foreign private issuers under the Sarbanes Oxley Act. See Item 9. “The Offer and Listing-Market Regulations”.
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
The activity of the regional credit card companies and the credit card activities of the Bank are regulated by Law No. 25,065, as amended, or the Credit Cards Law (“Ley de Tarjetas de Crédito”). Both the Argentine Central Bank and the National Undersecretary of Industry and Trade have issued regulations to, among other things, enforce public disclosure of companies’ pricing (fees and interest rates) in order to assure consumer awareness of such pricing. See “-Credit Cards Regulation”.
Net Investment and GV Mandataria are regulated by the Corporations’ Law, as previously noted, and are not regulated by any specific regulatory agency. Galicia Warrants is regulated by Law No. 9,643.
On January 6, 2002, the Argentine Congress enacted Law No. 25,561, or the Public Emergency Law, which together with various decrees and Argentine Central Bank rules, provided for the principal measures in order to deal with the 2001 and 2002 crisis, including asymmetric pesification, among others. The period of effectiveness of the Public Emergency Law was extended again until December 31, 2011.
Galval Agente de Valores S.A. is located in Uruguay and is regulated by the local legal framework according to the following detail: Corporation’s Law No. 16,060, legal framework related to exchange markets issued by the Banco Central del Uruguay (B.C.U.), Law No. 15,921 -Zona Franca and Law No. 17,835 -Anti-money laundering.

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
On June 9, 2005, the executive branch of the Government issued Decree No. 616/05, which established certain major amendments to the rules for capital movements into and from Argentina:
(a)	Foreign exchange flows into and from the local foreign exchange market and all resident new debt transactions that may imply future foreign exchange payments to nonresidents must be registered with the Argentine Central Bank.
(b)	All new debt of the private sector with non-residents must be for a minimum term of 365 days, except for international trade financing and primary issuances of debt securities, if such securities’ public offering and listing on self-regulated markets in Argentina has been duly authorized.
(c)	All inflows of foreign exchange resulting from such indebtedness, with the exceptions mentioned in the previous item and those regulated by the Argentine Central Bank which are detailed below, and all inflows of foreign exchange by non-residents, excluding direct foreign investments and certain portfolio investments (subscriptions of primary issuances of debt and equity securities, which public offering and listing in self-regulated markets in Argentina has been duly authorized, and government securities acquired in the secondary market), must be for a term of at least 365 days and will be subject to a 30% deposit requirement.
(d)	Such deposit requirement will be held in a local financial institution as an unremunerated Dollar-denominated time deposit maturing in at least 365 days; such funds will not be available as a guarantee for any kind of debt and, upon the deposit maturity date, such funds will become available within the country and, therefore, will be subject to the applicable restrictions on foreign exchange transfers abroad.
(e)	The 30% deposit is not required for, among other things, inflows of foreign currency:
(i)	resulting from loans granted to residents by local financial institutions in foreign currency;
(ii)	resulting from capital contributions to local institutions, when the contributor owns, previously or as a result of such contributions, 10% or more of the company’s capital or votes, subject to compliance with certain requirements;
(iii)	resulting from sales of interests in local entities to direct investors;

(iv)	to be applied to real estate acquisitions;
(v)	resulting from an indebtedness with multilateral and bilateral credit agencies and with official credit agencies;
(vi)	resulting from other foreign indebtedness of the local non-financial private sector, with an average life of no less than two years, the proceeds of which will be applied to the acquisition of non-financial investments (as defined by the Argentine Central Bank);
(vii)	resulting from other foreign indebtedness where the proceeds will be applied to the settlement of foreign debt principal amortization or long term investments in foreign assets;
(viii)	that will be utilized within 10 business days from their liquidation in the local foreign exchange market for purposes listed as “current transactions within the international accounts” by the International Monetary Fund, among others, within such purposes are the payment by non-Argentine residents of certain local taxes; or
(ix)	resulting from the sale of foreign assets of residents in order to subscribe to primary issuances of public debt issued by the Government; and
(f)	The proceeds of sales of foreign assets brought into the country by residents (“capital repatriation”) will be subject to the 30% deposit requirement noted in (c) above, which will apply to any amounts exceeding US$2.0 million per month if certain other operative requirements are met.

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
In addition to Decree No. 616/05, the Ministry of Economy issued Resolution No. 637/05, dated November 16, 2005, which established that, the restrictions established in said Decree are also applicable to all inflows of funds to the local foreign exchange market for the subscription of primary issuances of debt securities or certificates of participation by financial trusts, if such restrictions were applicable to capital inflows to be used to acquire any of the trusts’ assets. The corresponding criminal regime will be applicable in the case that any of these rules are violated.
In addition, currently, access to the local foreign exchange market by non-residents (both individuals and entities) to transfer funds abroad is permitted:
(a)	With no limit in the case of: (i) proceeds from the principal amortization of government securities; (ii) recoveries from local bankruptcies; (iii) proceeds from the sale of direct investments in the non-financial private sector in Argentina or the final disposition of such investments if they were made with foreign currency that entered the local foreign exchange market no less than 365 days before; and (iv) certain other specific cases.
(b)	With a US$500,000 monthly limit in the case of the aggregate proceeds of the sale of portfolio investments made with foreign currency that entered the local foreign exchange market no less than 365 days before.
(c)	With a US$5,000 monthly limit in cases not contemplated above, unless authorization from the Argentine Central Bank is obtained.
Access to the local foreign exchange market by residents (both individuals and entities) to make foreign real estate, direct or portfolio investments or buy foreign exchange or traveler checks is allowed but limited to US$2.0 million per month if certain other operative requirements are met. Such limits may be increased in certain specific cases.
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
Compensation to Financial Institutions
For the Asymmetric Pesification and its Consequences
Decree No. 214/02 provided for compensation to financial institutions, for:
•	the losses caused by the mandatory conversion into Pesos of certain liabilities at the Ps.1.4 per US$1.0 exchange rate, which exchange rate was greater than the Ps.1.0 per US$1.0 exchange rate established for the conversion into Pesos of certain Dollar-denominated assets. This was to be achieved through the delivery of a Peso-denominated compensatory bond issued by the Government.
•	the currency mismatch left on financial institutions’ balance sheets after the compulsory pesification of certain of their assets and liabilities after the conversion of the Peso-denominated compensatory bond into a Dollar-denominated compensatory bond. This would be achieved by the purchase by financial institutions of a Dollar-denominated hedge bond. For such purpose, the Government established the issuance of a Dollar-denominated bond bearing Libor and maturing in 2012 (Boden 2012 Bonds).
Among others, Decree No. 905/02 established the methodology for calculating the compensation to be received by financial institutions. We recorded the compensation for the amounts we had determined according to the regulations. The Argentine Central Bank had to confirm the amounts after a review.
In March 2005, we agreed to receive US$2,178.0 million of face value of Boden 2012 Bonds, comprised of US$906.3 million of face value of Boden 2012 Bonds corresponding to the Compensatory Bond (fully delivered to us in November 2005) and US$1,271.7 million of face value of Boden 2012 Bonds corresponding to the Hedge Bond (fully delivered to us in April 2007).

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
The difference between the amounts paid as a result of these court orders and the amount resulting from converting deposits at the Ps.1.40 per US Dollar exchange rate, adjusted by the CER and interest accrued up to the payment date, which amounted to Ps.837.7 million as of December 31, 2009, was recorded under “Intangible Assets”. The residual value as of said date was Ps.259.1 million. We have repeatedly reserved our right to make claims, at a suitable time, in view of the negative effect caused on our financial condition by the reimbursement of deposits originally denominated in Dollars, pursuant to orders issued by the Judicial Branch, either in US Dollars or in Pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not included by the Government in the calculation of the compensation to financial institutions. The method of accounting for such right as a deferred loss, as set forth by Argentine Central Bank regulations, does not affect the existence or legitimacy of such right. To such effect, we have reserved all of the corresponding rights.
On December 30, 2003, we formally requested from the executive branch of the Government, with a copy to the Ministry of Economy and to the Argentine Central Bank, the payment of the due compensation for the losses incurred that were generated by the “asymmetric pesification” and, especially, for the negative effect on our financial condition caused by final court decisions. We have reserved our right to further extend such request in order to encompass losses made definitive by new final judgments.
In December, 2006, the Argentine Supreme Court pronounced its ruling with respect to the case “Massa c/ Estado Nacional y Bank Boston” resolving that the defendant bank had to fulfill its obligation to reimburse a US Dollar-denominated deposit subject to the emergency regulations by paying the original amount deposited converted into Pesos at an exchange rate of Ps.1.40 per US Dollar, adjusted by CER until the effective date of payment, together with an interest rate of 4% per annum, and computing amounts paid in order to comply with preliminary injunctions or other measures as payments on account. In August 2007 (the Kujarchuk case), the Argentine Supreme Court established a calculation method for payments on account, which confirmed the criteria held by most courts of law since the Massa ruling mentioned above. With respect to judicial deposits, in March 2007, the Argentine Supreme Court ruled in the case “EMM S.R.L. against Tía S.A.”, that Decree No. 214/02 does not apply to such deposits, and that such deposits must be reimbursed to the depositors in their original currency.
It is expected that the aforementioned rulings by the Argentine Supreme Court will be strongly followed in similar cases to be heard by the lower courts. The Bank continues to gradually address the judicial resolutions on a case-by-case basis, in accordance with the individual circumstances of each case. Management continuously monitors and analyzes the implications of the above resolutions. The Bank has recorded a Ps.24.3 million liability for the remaining amounts that may need to be paid in connection with cases pending resolution. The amount resulting from the difference between the amount ultimately determined by the courts and the amount recorded by the Bank, if any, will be recorded in accordance with Argentine Central Bank’s rules under the item Intangible Assets, and will be amortized over a period of 60 months. Due to the above, and based on the information available to date, it is the opinion of the Bank’s management that the effects resulting from these situations will not significantly affect the Bank’s shareholders’ equity. During 2009, as well as during the previous fiscal years, the number of legal actions filed by customers requesting the reimbursement of deposits in their original currency decreased significantly.
With respect to judicial deposits that have been subject to pesification, the Argentine Central Bank established that, beginning in July 2007, financial institutions must establish a provision in an amount equal to the difference that results from comparing such deposits’ balances at each month’s end, considered in their original currency, and the corresponding Peso balances actually recorded on the books. Such provision, established as of December 31, 2009 and charged to income, amounted to Ps.1.8 million.

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
Financial institutions operating in Argentina have been subject to the supervision of the Argentine Central Bank on a consolidated basis since 1994. Information set out in “-Limitations on Types of Business”, “-Capital Adequacy Requirements”, “-Lending Limits”, and “-Loan Classification System and Loan Loss Provisions” below, relating to a bank’s loan portfolio, is calculated on a consolidated basis. However, regulations relating to a bank’s deposits are not based on consolidated information, but on such bank’s deposits in Argentina (for example, liquidity requirements and contributions to the deposit insurance system).

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
After being interrupted due to the 2001-2002 crisis, the Argentine Central Bank resumed the examination process. In the Bank’s case, the first examination after said crisis was based on information as of June 30, 2005. New examinations were conducted, the last one of which was based on information as of June 30, 2008, and ended on December 21, 2009.
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
Legal Reserve
The Argentine Central Bank requires that every year banks allocate to a legal reserve a percentage of their net profits established by the Central Bank, which currently amounts to 20.0%. Said reserve shall only be used during periods of bank losses and after using up every allowance and other reserves. Distribution of dividends shall not be allowed if the legal reserve has been impaired. See Item 8. “Financial Information-Dividend Policy and Dividends”.
Limitations on Types of Business
In accordance with the provisions of the Financial Institutions Law, commercial banks are authorized to carry out all those activities and operations which are not strictly prohibited by law or by the Argentine Central Bank regulations. Some of the allowed activities include the capacity to: grant and receive loans; receive deposits from public in general, in local and foreign currency; secure its customers’ debts; acquire, place and trade with shares and debt securities in the Argentine over-the-counter market, subject to prior approval by the CNV; carry out operations in foreign currencies; act as trustee; and issue credit cards.

Banks are not allowed to own commercial, industrial, agricultural or any other type of company, unless they are authorized by the Argentine Central Bank. Pursuant to the rules of said entity, a commercial bank’s total equity investments (including interest in local mutual funds) shall not exceed 50% of the Bank’s Adjusted Shareholders’ Equity or its Computable Regulatory Capital (as defined below). Also, investments in: (i) shares not listed on stock exchanges except for (a) shares in companies providing services supplementary to the ones offered by the bank, and (b) certain equity interests requiring the provision of utility services, if applicable; (ii) listed shares and participation certificates in mutual funds not included for the purposes of determining capital requirements associated with market risk; and (iii) listed shares that don’t have a “largely publicly available market price” (when there are daily quotations of relevant operations, which should not be substantially affected by the provision of ownership by the bank of such shares) shall not exceed 15%, in total, of the Bank’s Adjusted Shareholders’ Equity.
In order to carry out the calculation of limits described above, it is not necessary to deduct the capital stock allocated to foreign branches from a bank’ shareholders’ equity.
Pursuant to the Argentine Central Bank’s regulations, financial institutions are not allowed to engage directly in insurance activities and hold an interest over 12.5% in the outstanding capital of a company which does not provide services supplementary to those offered by financial institutions or exceeding certain specific percentages of the Adjusted Shareholders’ Equity of the relevant financial institution, in accordance with the above-mentioned description. The Argentine Central Bank determines which services are complementary to the services provided by financial institutions, which services primarily include services in connection with stock brokerage, the issuance of credit, debit or similar cards, financial intermediation in leasing and factoring transactions.
Computable Regulatory Capital
Pursuant to the Argentine Central Bank’s regulations, a bank’s “Computable Regulatory Capital” is calculated as: (a) the minimum core capital, including capital contributions, capital adjustments, reserves, irrevocable capital contributions pending capitalization, unassigned unaudited results (of past fiscal years) and, as of October 1, 2006, long term debt securities complying with certain prerequisites (including a maturity not exceeding 30 years and that the amounts payable thereunder not exceed the net accounting revenue of the issuer and should provide for non-cumulative defaults so as to allow payments to be differed and paid at the stated maturity in a lump sum), so long as they do not exceed the predetermined percentage of the basic net worth, generally 30% with periodic reductions until reaching the international standard of 15% on January 1, 2013; plus (b) the supplementary capital, which may not exceed the minimum core capital and which includes (i) with respect to results of past fiscal years: 100% of the results (plus or minus depending on whether they are positive or negative) registered on the latest audited quarterly financials, in the event the yearly financials are not audited; (ii) for the current fiscal year, the entire results (plus or minus depending on whether they are positive or negative) registered at the closing of the year once the results are audited; (iii) 50% of the revenues and 100% of the losses from the latest available audited quarterly or yearly statements; (iv) 50% of the reserves required by the Argentine Central Bank for Current and In Current Situation loans; (v) subordinated-debt not exceeding 50% of the minimum core capital with a 5 years maturity minimum, and as of October 1, 2006, including debt instruments that comply with the prerequisites to be considered minimum core capital and that exceed the limits set forth in the above clause, debt instruments with a residual term equal to shorter than 10 years and those that set forth non-cumulative defaults (in this last case the limit for calculations is set at 50% of the minimum core capital), and (vi) breakdowns not included in financial statements pursuant to the auditors report and the accounts payable or collectable of the net worth accounts with uncollected valuation disparities; minus (c) the sum of (i) participation in other financial entities, (ii) securities deposited with custodians that are not registered, (iii) securities issued by foreign countries with ratings under the Government’s rating, (iv) demand securities placed with foreign financial institutions with ratings below “investment grade”, (v) unregistered ownership over real property, (vi) goodwill, (vii) incorporation and development expenses and (viii) provisioning deficiencies as determined by the superintendency in Argentina.
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
Profit Distribution
See Item 8. “Financial Information-Dividend Policy and Dividends”.
Treatment of Losses in Connection with Amparo Claims
Through Communiqué “A” 3916 dated April 3, 2003, the Argentine Central Bank provided for the recording of an intangible asset on account of the difference between the amount paid by financial institutions pursuant to legal actions and the amount resulting from the conversion into Pesos of the balance of the US Dollar deposits reimbursed, at the exchange rate of Ps.1.4 per US$1.0 (adjusted by the CER plus accrued interest as of the payment date). In addition, it established that the corresponding amount shall be amortized in 60 monthly equal and consecutive installments beginning in April 2003.
On November 17, 2005, through Communiqué “A” 4439, the Argentine Central Bank established that, beginning in December 2005, financial institutions having granted, as from that date, new commercial loans with an average life of more than two years could defer the losses related to the amortization of amparo claims. The maximum amount to be deferred cannot exceed 10% of financial institutions’ RPC nor 50% of the new commercial loans. Likewise, financial institutions will not be able to reduce the rest of their commercial loan portfolio. This methodology was applied until December 2008, when the balance recorded as of that date began to amortize in up to 36 monthly equal and consecutive installments. Our application of this rule has resulted in the deferral of losses related to amparo claims for Ps.209.7 million, from December 31, 2005 to December 31, 2008.
Due to the amortizations of deferred losses from amparo claims losses of Ps.108.7 million, Ps.39.5 million and Ps.109.3 were recorded in fiscal years 2007, 2008 and 2009, respectively.
As of December 31, 2009, this intangible asset, net of amortizations and including deferred amortizations, amounted to Ps.259.0 million. We have repeatedly reserved our right to make claims, at suitable time, in view of the negative effect caused in connection with amparo claims. See Item 4. “Compensation to Financial Institutions-For Differences Related to Amparo Claims”.
Legal Reserve Requirements for Liquidity Purposes
The “minimum cash requirements” that banks are required to carry are established as a percentage of the balances of the different types of bank deposits and, for time deposits (including Cedros and Reprogrammed Deposits with amparo claims, when corresponding), the percentage varies with the remaining maturity. The deposit amount minus the minimum cash requirement is such deposits “lending capacity”.

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
At the end of fiscal year 2009, the percentages of minimum cash requirements applicable in accordance with Argentine Central Bank rules, were as follows:
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
As of December 31, 2009, the Bank was in compliance with its legal reserve requirements, and has continued to be up to the date of this annual report.
Lending Limits
The total equity stake and credit, including collateral, a bank is allowed to grant to a customer at any time is based on the bank’s Adjusted Shareholders’ Equity as of the last day of the immediately preceding month and on the customer’s shareholders’ equity.
In accordance with the Argentine Central Bank’s regulations, a commercial bank shall not lend or provide credit (“financial assistance”) in favor of, nor hold shares in the capital stock of only one unrelated customer (together with its affiliates) for amounts higher than 15% of the Bank’s Adjusted Shareholders’ Equity or 100% of the customer’s shareholders’ equity. Nevertheless, a bank may provide additional financial assistance to such customer up to a sum equivalent to 10% of the bank’s Adjusted Shareholders’ Equity, if the additional financial assistance is secured by certain liquid assets, including government or private debt securities.
The total amount of financial assistance a bank is authorized to provide to a borrower and its affiliates is also limited based on the borrower’s shareholders’ equity. The total amount of financial assistance granted to a borrower and its affiliates shall not be higher than, in the aggregate, 100% of said borrower’s shareholders’ equity, although said limit may extend to 300% of the borrower’s shareholders’ equity if the sum does not exceed 2.5% of the bank’s Adjusted Shareholders’ Equity.

Since October 1, 1995, the Argentine Central Bank has required that the granting of any kind of loans exceeding 2.5% of a bank’s Adjusted Shareholders’ Equity be approved by the branch’s manager, the regional manager, the senior administrative officer of the credit division, the general manager and the credit committee, if any, and it must also have the approval by the board of directors, management board or another similar board.
With regards to the assistance to non-financial public sector, Communiqué “A” 3911, dated March 28, 2003, established certain limits, effective as from April 1, 2003. These limits do not include the banks’ current exposure as of March 31, 2003 or bonds received as compensation pursuant to Decree No 905/02 or to be received pursuant to other rules, nor the extension of amortization payments. The same treatment is given to bonds issued pursuant to the conditions established by Decree 1735/04 (through which the debt exchange offer was made official), received as part of the Argentine debt restructuring, in exchange for preexisting eligible securities as of March 31, 2003. Global exposure to the public sector (national, provincial and municipal public sector) shall not be higher than 75% of an institution’s Adjusted Shareholders’ Equity. Additionally, section 12 of the aforementioned Communiqué establishes that, since January 2006, the average financial assistance to non-financial public sector, in the aggregate, shall not be higher than 40% of the bank’s total assets as of the end of the previous month. Later, through Communiqué “A” 4546, this limit was reduced to 35%, to be effective as from July 1, 2007 to present.
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
The Argentine Central Bank limits the level of total financial exposure that a bank can have outstanding to related parties, depending on the rating granted to each bank by the Superintendency. Banks rated 4 or 5 are forbidden to extend financial assistance to related parties. For banks ranked between 1 and 3, the financial assistance to related parties cannot exceed, together with any equity participation held by the bank in its affiliates, 5% of such bank’s RPC. However, a bank may increase its total financial exposure to such related parties up to an amount equal to 10% of such bank’s RPC: (i) if the affiliate provides complementary services (defined as services associated with brokerage of shares, issuance of credit cards, debit cards or other cards, financial brokerage in leasing and factoring operations), (ii) in the case of a temporary acquisition of shares in companies to facilitate their development in order to sell such shares afterwards, (iii) if the affiliate is a local financial institution rated other than 1 or 2 by the Argentine Central Bank, or (iv) if the additional financial assistance is secured with certain liquid assets, including public or private debt securities.
If the affiliate is a financial institution rated 1, the amount of total financial exposure can reach 100% of a bank’s RPC. If the receiving affiliate financial institution is rated 2, the amount of total financial exposure can reach 20% with no limitation and an additional 80% can be included if the term for the loans and other credit facilities do not exceed 180 days. Also, these percentages differ if the associated institution is not a financial institution.
In addition, the aggregate amount of a bank’s total financial exposure to its related parties, plus non-exempt financial assistance may not exceed 20% of such bank’s RPC.
Failure to observe these requirements may result in an increase of the minimum capital requirements for credit risk in an amount equal to 100% of the daily excess amounts over the limits established, beginning in the month when the excess amounts are first recorded and continuing for as long as the excess amounts remain.

Notwithstanding the limitations described above, a bank’s aggregate amount of non-exempt total financial exposure (including equity interests) independently of whether customers qualify as such bank’s related parties or not, in the case in which such exposure exceeds 10% of such bank’s RPC, may not exceed three times the bank’s RPC excluding total financial exposure to domestic financial institutions, or five times the bank’s RPC, including such exposure.
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
•	deposits of individuals or entities up to Ps.50,000 or the equivalent thereof in foreign currency, with only one person per deposit being able to use this preference. For the determination of this preference, all deposits of the same person registered by the entity shall be computed;
•	deposits in excess of Ps.50,000 or the equivalent thereof in foreign currency, referred to above;
•	liabilities originated on commercial credit lines granted to the financial entity, which are directly related with international trade.
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
Credit Cards Regulation
The Credit Cards Law establishes the general framework for credit card activities. Among other regulations, this law:
•	sets a 3% cap on the rate a credit card company can charge merchants for processing customer card holders’ transactions with such merchants, calculated as a percentage of the customers’ purchases. With respect to debit cards, the cap is set at 1.5% and the amounts relating to the customers’ purchases should be processed in a maximum of 3 Business Days;

•	establishes that credit card companies must provide the Argentine Central Bank with the information on their loan portfolio that such entity requires; and
•	sets a cap on the interest rate a credit card company can charge a card holder, which cannot exceed by more than 25% the average interest rate charged by the issuer on personal loans and, for non-bank issuers, it cannot exceed by more than 25% the financial system’s average interest rate on personal loans (published by the Argentine Central Bank between the first and fifth day of each month).
Both the Argentine Central Bank and the National Undersecretary of Industry and Trade have issued regulations, among others, to enforce public disclosure of companies’ pricing (fees and interest rates) to ensure consumer awareness of such pricing.
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
Regulations in force establish, among other things, that:
i)	Any person who converts, transfers, administers, sells, encumbers or uses money or any other asset derived from any crime in which he was not involved, with the possible result of giving those original or secondary assets the appearance of having a legal origin and as long as their value is greater than Ps.50,000, whether through a single act or through a series of related events, will be imprisoned for two to ten years and will be fined an amount that will be between two and ten times the amount of the transaction.
ii)	Any person that was not involved in a crime committed by another person but that (a) helps a person to elude or escape from an investigation by the relevant authority; (b) hides, alters or destroys any trail, evidence or object related to the crime or helps the perpetrator of the crime or any participant to hide them, alter them or make them disappear; (c) acquires, receives or hides money or objects arising from a crime; (d) does not report a crime or does not identify a perpetrator of or participant in a crime that is known to him when obligated to do so in order to promote the criminal prosecution of a crime of such nature; or (e) secures or helps the perpetrator of or participant in a crime to secure the product or profit of a crime, will be imprisoned for six months to three years.
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
In addition, regulations establish that: (a) within the framework of a review of reported suspicious activity, the persons that are obligated to provide information may not withhold information required by the UIF because such information is a banking, stock market or professional secret nor because it is legally or contractually confidential; (b) if after having completed its analysis of the reported activity, the UIF has found sufficient elements to suspect that the activity is a money laundering operation pursuant to the law, then the UIF shall notify the Public Ministry in order to determine if a criminal prosecution should begin; and (c) those persons who have acted for their spouse, any relative that is related by blood up to the fourth degree or by marriage up to the second degree or a close friend or a person to whom they owe special gratitude, shall be exempted from criminal responsibility.

Notwithstanding the foregoing, pursuant to the Argentine Criminal Code, the exemption shall not be effective in the following cases: (i) with respect to a person who secures or helps the perpetrator of or a participant in a crime to secure the product or profit of the crime; (ii) with respect to a perpetrator that committed the crime for profit; (iii) with respect to a perpetrator that regularly performs concealment activities; or (iv) with respect to a person that converts, transfers, administers, sells, encumbers or uses money or any other asset derived from any crime in which he was not involved, with the possible result of giving those original or secondary assets the appearance of having a legal origin and as long as their value is greater than Ps.50,000, whether through a single act or through a series of related events.
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
In light of the above described framework, in 2000, the Bank formed a Board Committee, the “Committee for the Control and Prevention of Money Laundering”, the name of which was changed in 2005 to the “Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities”, which is in charge of establishing the general guidelines for the Bank’s strategy to control and prevent money laundering and the financing of terrorism. For more information, see “Item 6. Directors, Senior Management and Employees-Functions of the Board of Directors of Banco Galicia”. In addition, a unit specializing in this area was created, the Anti-Money Laundering Unit, which is responsible for the execution of the policies passed by the committee and for the monitoring of control systems and procedures in order to ensure that they are adequate.
The “guide for unusual or suspicious transactions within the scope of the financial and foreign exchange system” (passed by Resolution No. 2/02 of the UIF) establishes the obligation to report the following investment related transactions: (a) investments related to purchases of government or corporate securities given in custody to the financial institution if such securities’ value appears to be inappropriate due to the type of business of the client; (b) deposits or “back to back” loan transactions with branches, subsidiaries or affiliates of the bank in places known to be “tax havens” or countries or territories considered by the Financial Action Task Force as non-cooperative, (c) client requests for investment management services (whether in foreign currency, shares or trusts) where the source of the funds is not clear or is not consistent with its business; (d) significant and unusual movements in custodial accounts; (e) frequent use by infrequent clients of special investment accounts whose owner is the financial entity; and (f) regular securities transactions, through purchases and sales on the same day and for identical volumes and nominal values, taking advantage of quotation differences, when such transactions are not consistent with the client’s profile and regular activity.

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
This strategy responds to the consequences of the 2001-2002 crisis on us, which left the Bank with a very low exposure to the private sector and an unusually high and low yielding exposure to the public sector with expensive liabilities supporting such assets, mainly our restructured foreign debt. Therefore, we have undertaken to significantly increase the relative size of our business with the private sector in terms of our total balance sheet, reducing low yielding public-sector assets, strengthening our balance sheet and improving our bottom line. In addition we have undertaken to increase the Bank’s capital in order for it to be able to support the growth of its business.
Our strategy for reducing the Bank’s liabilities has been to use the Bank’s public-sector exposure to repay them, through the proceeds of sales at market conditions in order to minimize the impact on our shareholders’ equity.
We settled in advance on March 2, 2007 the financial assistance from the Argentine Central Bank received as a consequence of the 2001-2002 crisis. This debt originally matured in 2011.
We reduced our exposure to the public sector from Ps.16,414.5 million to Ps.5,883.0 million between December 31, 2005 and December 31, 2009, representing a reduction of Ps.10,531.5 million or 64.2% of the former amount.
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
The increase in our overall level of activity, which led to the above mentioned increase in the volume of our fee based business and financial intermediation with the private sector, has had a positive impact on our net financial income and on our net income from services. However, despite this growth and although our net financial income began to recover from the very low levels, both in absolute values and relative to total assets, it is still low relative to our net income from services. This condition calls for the continuation of our efforts to reduce the low and the non-interest yielding assets and our high cost restructured foreign debt, while pursuing our strategy of increasing the size of our financial intermediation business with the private sector.
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
During 2008, and the first half of 2009, the international financial crisis and certain preexisting domestic problems and the Government’s decision to nationalize the private pension funds system dampened domestic confidence and raised uncertainty regarding future economic policies. The uncertainty triggered a strong dollarization of portfolios, with a reduction of private sector Peso deposits, and, in turn, a deceleration in growth rates of the loans to the private sector and a deterioration of asset quality. In spite of the adverse international and local financial condition, during fiscal year 2008 and the first half of 2009, the Bank managed to expand its business with the private sector and to improve its income generation, while strengthening its financial condition, the coverage of its credit risks in a scenario of deterioration of asset quality, and the provisioning for other contingencies.
The second half of 2009 showed a recovery of the world economy and of the local economy, which favorably impacted deposits and loan growth with an improvement in asset quality.
In summary, in the last years, our results of operations were still influenced by the negative effect on our net financial income of certain consequences of the 2001-2002 crisis and the 2008 and beginning of 2009 financial crisis. However, our operating profitability was positively impacted by the strengthening of our balance sheet, including the progressive reduction of public-sector assets and liabilities and the growth of our business with the private sector, both the financial intermediation and fee based businesses, in a still low credit risk environment, but within a context of growing inflation.
The Argentine Economy, Financial System and Insurance Industry in the Three Years Ended December 31, 2009
Year 2009 was characterized by a gradual improvement in the international economy, after the strong impact the international financial crisis had globally, both on financial markets and on the real economy. The combination of coordinated monetary policies in advanced economies, strong liquidity injections and tax incentive plans all over the world resulted in a significant decrease in uncertainty, which made it possible to begin a recovery path. In the financial sector, a consistent positive trend in the price of financial assets was observed globally since March, as well as a renewed risk appetite, which led to a return of financial flows to emerging countries. The first signs of recovery in real economy were noticed in June, with a strengthening of that trend during the last two quarters of 2009.
Within this environment, the Argentine economy started to show signs of reactivation in July, after three consecutive quarters of contraction. The recessionary period the Argentine economy went through between the fourth quarter of 2008 and the second quarter of 2009 took place within a context of a sharp decrease in the global level of activity, with the addition of some domestic factors (an ongoing drought and having the elections moved forward). In this respect, even though the year as a whole ended with a decrease in the GDP, the last quarter of 2009 recorded growth when compared to the same quarter of the previous year, what generated a significant statistical drag for 2010.
Particularly, pursuant to the General Activity Index prepared by Orlando Ferreres’ consulting firm (IGA-OTF), the economy experienced a 4.3% contraction in 2009. However, the performance of the Argentine economy was varied during the year, with a 5.9% inter-annual (“i.a.”) contraction during the first semester of the year that decreased to 2.7% for the second half of 2009. The economy began to recover towards the third quarter of the year, in line with what took place globally. The economy in particular grew 1.5% during the third quarter of 2009 when compared to the previous quarter, in seasonally-adjusted terms; while during the fourth quarter of 2009 it grew at a 1.7% rate. Therefore, the last quarter of 2009 ended with a 0.2% annual expansion (the first since the third quarter of 2008), generating a 2% statistical drag.

With regards to supply, the agriculture and livestock sector showed the worst performance, with a 13% decrease annually, followed by the manufacturing sector (-7.7%), retail and wholesale trade (-7.3%) and the construction sector (-3.2%). In the particular case of the agriculture and livestock sector, the strong impact of the international crisis was worsened by the draught that affected most of the regions in Argentina, what led to its sharp drop. On the contrary, some service-related sectors experienced a limited decrease, for instance real estate services (-1.4%), transportation and communications (-1.4%) and financial brokerage (-1.2%). However, in line with what was discussed for the Argentine economy as a whole, many of the sectors started to recover towards the end of 2009, even showing an inter-annual increase in December. In this regard, the manufacturing sector (+6.7% i.a. in December), trade (+4.8% i.a.) and the agriculture and livestock sector (+3.2% i.a.) are worth noting. As for the latter, the recovery experienced by the sector’s production in 2009/10, estimated at 31%, makes it possible to expect a good performance of the agriculture and livestock sector in 2010.
The industrial sector, as determined by the Industrial Production Index prepared by FIEL (IPI-FIEL), experienced an annual 4.7% decrease in 2009. As observed in other sectors of the economy, since the third quarter the industrial sector’s pace of decrease started to slow down, ending the year with an annual 14.1% increase in December. Among the most affected sectors the automotive sector is worth noting, with a 20.2% accumulated fall in 2009, as well as the iron and steel industry, with a 20.8% contraction during the same period. Furthermore, such sectors were the ones that showed the strongest dynamism during the reactivation process of the last months; and the outlook regarding their performance in 2010 is positive.
The unemployment rate increased from 7.3% of the economically active population for the fourth quarter of 2008 to 8.4% for the same quarter of 2009, thus reflecting a moderate decrease in the performance of the labor market, in line with the decrease observed in the level of activity.
In the monetary sector, the main monetary aggregates evolved at the pace of the effects of the international financial crisis that took place during the first half of the year, and at the pace of the later recovery during the second semester of 2009, with the addition of domestic factors that brought about more uncertainty in some periods of the year. In view of a lower demand for money, the monetary base grew at an average annual rate of 4.3% during the first half of the year, gradually recovered during the second semester, and experienced a 11.5% increase at the end of the year, amounting to an average of Ps.118,661 million in December. In line with what took place in the Argentine economy as a whole, during the first half of the year the performance of the monetary policy was completely opposed to what was observed during the second semester of 2009.
In this respect, the Argentine Central Bank was forced to sell foreign currency to the market in order to reduce exchange rate volatility during the first semester of the year (a period that was still characterized by an unstable international environment and by the increase in uncertainty due to the early elections). Thus, such sale transactions in the foreign exchange market generated a Ps.5,472 million contraction, which was the main determining factor for the Ps.6,264 million reduction of the monetary base for said period. On the other side, the improvement in the international conditions and the decrease in volatility allowed the Argentine Central Bank to resume the policy of accumulation of international reserves during the second half of 2009. During that period, the monetary base increased Ps.19,165 million, of which Ps.18,120 million were the result of the Argentine Central Bank’s intervention in the foreign exchange market. Thus, 2009 as a whole ended with a Ps.12,901 million increase in the monetary base, of which Ps.12,638 million were the result of foreign currency purchase transactions carried out by the Argentine Central Bank in the foreign exchange market. Meanwhile, the rest of the domestic credit items had virtually no effect during the year. During 2009, the Argentine Central Bank injected liquidity through the acquisition of government securities and other transactions for Ps.2,837 million, the reduction of the stock of repurchase agreement transactions for Ps.800 million and the National Government’s transactions for Ps.204 million, which was almost completely sterilized through the net placement of Lebac and Nobac for Ps.2,413 million and the payment of rediscounts for Ps.1,166 million.
The reference exchange rate established by the Argentine Central Bank increased from Ps.3.454 to Ps.3.797 per U.S. Dollar between December 31, 2008 and December 31, 2009 (equivalent to a 9.9% depreciation); while the average exchange rate increased from Ps.3.161 per US Dollar in 2008 to Ps.3.731 per US Dollar in 2009.
Inflation for 2009 amounted to 7.7%, as measured by the Consumer Price Index (“CPI”) of the Argentine Institute of Statistics and Census (“INDEC”), higher than the 7.2% recorded in the previous year. In turn, the Wholesale Domestic Price Index (“WPI”, or “IPIM”) recorded a 10.0% increase.

Pursuant to private estimates, consumer prices grew 16.3% in 2009. Even though the retail inflation ratio in 2009 was slightly lower than those of 2008 and 2007 (19.4% and 18%, respectively), an increase in said prices has been noted since August. The scarce flexibility regarding the decrease in prices, evidenced by the slight slowdown in inflation in a year 2009 with a sharp drop in the GDP, as well as pressures on salaries and fiscal and monetary policies somehow expansive, are the reasons for inflation in 2009.
In the fiscal area, the combination of a lower level of activity, the poor performance of the external sector and the modest growth in the international prices of commodities generated a 11.8% increase in tax revenues, in comparison to 2008. In turn, primary expenditures increased 30% during 2009, exceeding the 19% increase in total income. Thus, the national public sector achieved a primary surplus of Ps.17,285 million, equivalent to 1.5% of GDP, much lower than the 3.2% recorded the previous fiscal year. After interest payments for Ps.24,417 million, the financial deficit amounted to Ps.7,131 million, equivalent to -0.6% of GDP.
The balance of payment on current account maintained a surplus, as a result of the high excess in the trade balance. In fact, in terms of GDP, it would have recorded an increase, from 2.2% in 2008 to 3.0% in 2009. The balance of trade experienced a US$16,980 million surplus in 2009, well over the US$12,598 million of the previous year.
Exports dropped 20% when compared to 2008, as a consequence of the joint effect of the decrease in prices and volumes. The impact the financial crisis had on the main prices of Argentine goods for export made them decrease 14% in comparison to 2008, in spite of the gradual recovery they have showed since March 2009. In turn, the recession experienced by the world’s economy during most of 2009 is the reason for the 7% drop in exported volumes. While agriculture and livestock exports continue to be the ones with the highest share in the total exports of Argentina (39%), they had a modest performance with regards to volumes, with a 1% drop during the year. However, commodities showed the worst performance in terms of exported volumes, with a 32% decrease in 2009. Imports, in turn, decreased 32% when compared to 2008, as a consequence of the joint effect of the decrease in prices and volumes. Imports of intermediate goods represented 32% of total imports, followed by capital goods (+23%).
Within a framework of a gradual improvement in the international economy, the private sector’s capital account experienced a net foreign currency outflow of US$9,226 million during the first nine months of 2009. Large capital outflows shown during the first half of the year significantly decreased towards the third quarter of 2009, due to the improvement in the international economy and the lower level of uncertainty. Even though we do not have official data for the fourth quarter, capital outflows would have continued to be moderate during said period. As of December 31, 2009, the Argentine Central Bank’s international reserves amounted to US$47,967 million, US$1,500 million higher than those at the end of 2008.
The Argentine Financial System
During the last months, the world’s economy has shown signs of recovery in the indicators of economic activity and in the financial system. However, there is a risk this process may be interrupted because there still exists high levels of indebtedness of the public and private sectors, a credit market that has not been reinstated, and the highest unemployment levels in developed economies seen in decades.
With regards to emerging economies, in Latin America the normalization of world trade, together with the recovery and stabilization in the price of commodities provides an encouraging outlook for the region. Country risk for the area, as measured by Embi Latinoamérica, decreased 394 basis points (“b.p.”) during the year, reaching 328 b.p. at the end of 2009.
In Argentina, the performance of the financial system was in line with what was described above. The average interest rate paid by private banks in December (deposits up to 59 days) was 9.71%, decreasing 881 b.p. i.a. Meanwhile, the average interest rate applicable to time deposits in Pesos over Ps.1 million was 9.80% (-928 b.p.). In regard to lending rates, the rate for cash advances in current account decreased 737 b.p., while the rate for promissory notes decreased 999 b.p., closing the year in 20.35% and 15.95%, respectively.

The financial system’s total deposits increased 14.9% during the year, reaching Ps.269,516 million; deposits from the non-financial private sector increased 20.5%, amounting to Ps.197,353 million (substantially higher than the 7.7% increase recorded the previous year), while deposits from the public sector reached Ps.68,978 million (+1.8%). Within deposits from the private sector, transactional deposits grew 21.2%, reaching Ps.102,809 million at the end of the year, while time deposits increased 20.7%, reaching Ps.85,662 million.
Total loans to the private sector in the financial system grew 9.7% when compared to the end of 2008, reaching Ps.143,117 million. Loans that increased the most were consumer credit lines, made up of loans through credit cards and personal loans, which increased 14.1% during the year, reaching Ps.50,164 million. Short-term commercial loans, mainly made up of cash advances in current account and promissory notes, recorded a 3.0% increase, amounting to Ps.42,377 million. Pledge loans decreased 5.9%, with a final balance of Ps.7,315 million, while mortgage loans decreased 1.3%, to Ps.18,612 million. In turn, loans to the public sector accounted for 14.5% of total assets, increasing 1.7 percentage points (“p.p.”) during the year. This ratio increased for the first time after 6 years of a decreasing trend.
As a prudential policy, financial institutions increased their liquidity levels, also contributing to financial stability. The liquidity ratio increased from an average 27.9% in December 2008 to 28.6% in December 2009.
In order to mitigate the impact the domestic and international situation had on the Argentine economy, the Argentine Central Bank continued injecting liquidity into the market during the first half of the year, mainly through the repurchase of debt securities (Lebac and Nobac), thus avoiding any further interest rate fluctuations. This situation was strongly reverted in the second half of the year. Thus, Lebac and Nobac increased 20.2% during the year, reaching Ps.43,980 million.
In solvency terms, the Argentine financial system’s net worth increased by Ps.7,089 million during the year, which represents a 17.1% improvement. The system’s profitability in 2009 was equivalent to 2.4% of total assets, while return on shareholders’ equity was 19.6%, higher than the 13.4% recorded in 2008 and the 11.0% recorded in 2007. Income from interests and services increased, representing 4.1% and 3.9% of total assets, respectively, when compared to 3.1% and 3.6%, respectively, in 2008. The increase in the listed prices of government securities led to an improvement in income from holding of such securities, representing 3.3% of total assets. While administrative expenses increased (from 6.1% to 6.7% of total assets), operating income also did so to a greater extent. Provisions for loan losses rose from 0.9% to 1.1% of total assets, low levels in historical terms, but reflecting a decrease in the asset quality of the loan portfolio.
The non-accrual loan portfolio of the non-financial private sector increased from 3.1% in December 2008 to 3.5% in December 2009, although during the second half of the year this ratio decreased 0.3 p.p. The coverage of the private-sector non-accrual loan portfolio with allowances continued to be high, amounting to 125.7% in December 2009, although lower when compared to the 131.4% recorded twelve months before.
As of December 31, 2009, there were 83 financial institutions, considering both banking and non-banking institutions. Out of this total, 66 were banks, 54 of which were private-sector banks (concentrating 56.8% of total deposits in the financial system). In turn, 33 were domestic banks, one of which was a cooperative bank (accounting for 29.6% of total deposits, 1.0% higher when compared to the end of 2008) and 21 were foreign-owned banks (which represented 27.2% of total deposits, 1.6% lower when compared to the end of 2008). There were 12 government-owned banks (which represented 42.8% of total deposits), and there were 17 non-banking financial institutions, with only a 0.4% share of total deposits.
The concentration of the financial system, measured by the deposit-market share of the ten leading banks, reached 76.1% as of December 31, 2009. This percentage was 0.5% higher compared to the one recorded by the end of 2008.
Based on information as of December 2009, the financial system employed a total of 97,606 people (61% of which were employed by the private sector), representing a 1.5% decrease since the beginning of the year.

The Argentine Insurance Industry
During 2009, the insurance industry continued growing, though at a lower rate compared to previous years. Insurance production amounted to nearly Ps.31,000 million, an 18% increase at current values compared to 2008. Out of the total insurance production, 79% relates to property insurance, 19% relates to life and personal insurance, and 2% relates to retirement insurance. Within property insurance, automotive insurance continues to be the most important segment, with a 47% share, followed by the workers’ compensation segment, with a 26% share.
The most important group within the life insurance segment is the collective life insurance with 67% followed by personal injury insurance with 12%.
The retirement insurance production dropped 65%, which is associated with the end of the retirement and pension integrated systems and, therefore, the discontinuity of the issuance of retirement life annuity.
Inflation
The following table shows the rate of inflation, as measured by the variations in the WPI and the CPI, and the evolution of the CER index used to adjust the principal of certain of our assets and liabilities, for the periods indicated.

	For the 12-month period ended December 31,
(in percentages)	2009	2008	2007
Price Indices (1)
WPI	10.27	8.82	14.56
CPI	7.69	7.24	8.47
Adjustment Indices
CER	6.95	7.97	8.50

(1)	Source: INDEC.
In the first five months of 2010, the WPI increased 6.77% and the CPI increased 5.10%. Over the same period, the CER increased 5.29%.
Currency Composition of Our Balance Sheet
The following table sets forth our assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER, at the dates indicated.

	As of December 31,
	2009	2008	2007
	(In millions of Pesos)
Assets
In Pesos, Unadjusted	19,791.0	15,165.1	14,177.0
In Pesos, Adjusted by the CER	926.3	2,439.2	2,350.7
In Foreign Currency (1)	6,885.1	7,131.5	6,301.0

Total Assets	27,602.4	24,735.8	22,828.7

Liabilities and Shareholders’ Equity
In Pesos, Unadjusted, Including Shareholders’ Equity	20,513.1	17,262.1	15,597.3
In Pesos, Adjusted by the CER	14.9	50.3	277.3
In Foreign Currency (1)	7,074.3	7,423.4	6,954.1

Total Liabilities and Shareholders’ Equity	27,602.3	24,735.8	22,828.7

(1)	If adjusted to reflect forward sales and purchases of foreign exchange made by the Bank and recorded off-balance sheet, assets amounted to Ps.9,223.1 million and liabilities to Ps.9,175.3 million.
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

Results of Operations for the Fiscal Years Ended December 31, 2009, December 31, 2008 and December 31, 2007
We discuss below our results of operations for the fiscal year ended December 31, 2009 as compared with our results of operations for the fiscal year ended December 31, 2008, and our results of operations for the fiscal year ended December 31, 2008 as compared with our results of operations for the fiscal year ended December 31, 2007.
Net Income/Loss

	Fiscal Year Ended			Change
	December 31,			December 31,
	2009	2008	2007	2009/2008	2008/2007
	(in millions of Pesos, except percentages)
Consolidated Income Statement
Financial Income	3,005.6	2,559.3	1,997.9	446.3	561.4
Financial Expenses	1,460.5	1,421.0	1,246.7	39.5	174.3
Net financial Income	1,545.1	1,138.3	751.2	406.8	387.1
Provision for Losses on Loans and Other Receivables	639.5	395.4	255.5	244.1	139.9
Net income from Services	1,310.9	1,187.9	913.1	123.0	274.8
Administrative Expenses	2,029.1	1,781.1	1,286.3	248.0	494.8
Minority Interest	(46.5)	(35.8)	(32.1)	(10.7)	(3.7)
Income / (Loss) from Equity Investments	11.3	56.8	2.0	(45.5)	54.8
Miscellaneous Income / (Loss), Net	233.1	80.1	25.1	153.0	55.0
Income Tax	(156.0)	(74.0)	(71.5)	(82.0)	(2.5)

Net income / (Loss)	229.3	176.8	46.0	52.5	130.8

Return on Average Assets (1)	1.12%	0.91%	0.37%	0.21%	0.54%
Return on Average Shareholders’ Equity	11.69%	10.13%	2.86%	1.56%	7.27%

(1)	For the calculation of the return on average assets, profits or losses corresponding to minority interests are excluded from net income.
Net income for fiscal year 2009 amounted to Ps.229.3 million, as compared to a net income of Ps.176.8 million in the previous fiscal year and Ps.46.0 in fiscal year 2007.
Net income per share for fiscal year 2009 was Ps.0.185, compared to Ps.0.142 in fiscal year 2008. The return on average assets and the return on average shareholders’ equity were 1.12% and 11.69%, respectively, for fiscal year 2009, as compared to 0.91% and 10.13%, respectively, during fiscal year 2008. During fiscal year 2007, a Ps.0.037 net income per share was recorded, the return on average assets was 0.37% and the return on average shareholders’ equity was 2.86%.
Fiscal Year 2009 Compared to Fiscal Year 2008
Net income for fiscal year 2009 amounted to Ps.229.3 million, Ps.52.5 million higher than the previous fiscal year. This increase in net income is mainly attributable to:
•	a Ps.446.3 million increase in financial income, from Ps.2,559.3 million to Ps.3,005.6 million,
•	a Ps.153.0 million increase in miscellaneous net income, from Ps.80.1 million to Ps.233.1 million, and
•	a Ps.123.0 million increase in net income from services, from Ps.1,187.9 million to Ps.1,310.9 million.
These factors were partially offset by:
•	a Ps.244.1 million increase in provisions for loan losses from Ps.395.4 million to Ps.639.5 million,
•	a Ps.248.0 million increase in administrative expenses, from Ps.1,781.1 million to Ps.2,029.1 million,
•	an increase in income tax of Ps.82.0 million, from Ps.74.0 million, to Ps.156.0 million, and
•	a decrease of Ps.45.5 million in equity investments, from Ps.56.8 million to Ps.11.3 million.

Fiscal Year 2008 Compared to Fiscal Year 2007
During fiscal year 2008, net income amounted to Ps.176.8 million, a Ps.130.8 million increase compared to the previous fiscal year. This increase was mainly attributable to:
•	a 30.1% increase in net income from services, from Ps.913.1 million to Ps.1,187.9 million,
•	a 28.1% increase in financial income, from Ps.1,997.9 million to Ps.2,559.3 million,
•	a Ps.55.0 million increase in miscellaneous net income, from Ps.25.1 million to Ps.80.1 million, and
•	a Ps.54.8 million increase in income from equity investments, from Ps.2.0 million to Ps.56.8 million.
These factors were partially offset by:
•	a 38.5% increase in administrative expenses, which increased from Ps.1,286.3 million to Ps.1,781.1 million,
•	a 14.0% increase in financial expenses, from Ps.1,246.7 million to Ps.1,421.0 million, and
•	a Ps.139.9 million increase in provisions for loan losses, from Ps.255.5 million to Ps.395.4 million.
Financial Income
Our financial income was composed of the following:

	Fiscal Year Ended
	December 31,
	2009	2008	2007
	(in millions of Pesos)
Income on Loans and Other Receivables Resulting from Financial Brokerage and Premiums Earned on Reverse Repurchases	2,207.7	1,930.3	1,413.2
Income from Government and Corporate Securities, Net	559.1	238.1	241.3
CER Adjustment	24.4	123.9	205.1
Other (1)	214.4	267.0	138.3

Total	3,005.6	2,559.3	1,997.9

(1)	Reflects income from financial leases, net, and differences in the quotation of gold and foreign currency as well as premiums on forward sales of foreign exchange.
The following table shows our yields on interest-earning assets and cost of funds:

	As of December 31,
	2009		2008		2007
	Average		Average		Average
	Balance	Rate	Balance	Rate	Balance	Rate
	(in millions of Pesos, except rates)
Interest-Earning Assets	18,378.0	15.71%	19,892.5	12.14%	18,225.9	10.00%

Government Securities	4,686.5	11.84	3,642.2	4.08	4,278.8	3.42
Loans	11,463.6	19.34	12,077.3	17.01	10,528.9	14.17
Other (1)	2,227.9	5.17	4,173.0	5.09	3,418.2	5.41

Interest-Bearing Liabilities	15,923.4	7.63%	15,694.5	8.14%	14,858.8	7.21%

Current Accounts	1,287.3	1.00	948.1	2.28	678.4	2.42
Savings Accounts	3,014.5	0.19	2,587.7	0.18	2,252.9	0.23
Time Deposits	7,391.9	11.67	6,769.4	11.34	6,606.2	8.51
Argentine Central Bank (2)	0.6	—	0.4	—	261.5	26.31
Debt Securities	2,729.9	8.22	2,799.8	10.00	3,360.1	8.66
Other Interest-bearing Liabilities	1,499.2	7.34	2,589.1	7.86	1,699.7	7.50

Spread and Net Yield
Interest Spread, Nominal Basis (3)		8.08		4.00		2.79
Net Yield on Interest-earning Assets (4)		9.10		5.72		4.13
Financial Margin (5)		8.41		5.72		4.12

(1)	Until April 2007, it included, among others, the amounts corresponding to the Compensatory Bond and the Hedge Bond to be received.

(2)	Until April 2007, it included, among others, the financial assistance granted by the Argentine Central Bank and the advance from this entity for the acquisition of the Hedge Bond.

(3)	Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. Interest rates include the CER adjustment.

(4)	Net interest earned divided by average interest-earning assets. Interest rates include the CER adjustment.

(5)	Represents net financial income, divided by average interest-earning assets.
Fiscal Year 2009 Compared to Fiscal Year 2008
Financial income for the fiscal year 2009 amounted to Ps.3,005.6 million, a 17.4% increase compared to the Ps.2,559.3 million recorded in fiscal year 2008. This increase in financial income was the result of a higher average yield on interest-earning assets, partially offset by lower average volume.
The average yield on interest-earning assets was 15.71%, a 357 b.p. increase, which can be explained by increases of 776 basis points and 233 b.p. in the average lending interest rate on government securities and on loans, respectively.
Average interest-earning assets decreased 7.6%, from Ps.19,892.5 million to Ps.18,378.0 million. This was a result of the 46.6% drop in the average balance of other interest-earning assets, and 5.1% in the average balance of total loan portfolio. This effect was partially offset by a 28.7% increase in the average balance of the net position in government securities.
The average loan balance amounted to Ps.11,463.6 million, 5.1% lower than the Ps.12,077.3 million in fiscal year 2008. This decrease was mainly due to the fact that in January 2009 Banco Galicia made a swap at market prices of Secured Loans for other public sector assets (Nobac 2010, Bogar 2018 Bonds, Boden 2014 Bonds and Discount Bonds 2033). These assets, in the table Yield on Interest-Earning Assets and Cost of Funds, shown above, are presented in the line of “Government Securities” and caused a decrease in the “Loans” line. As a consequence of the foregoing, the average balance of loans to public sector decreased by Ps.1,144.8 million (90.5%). As regards to the private sector loans, an average increase of Ps.531.1 million (4.9%) was recorded.
The average interest rate on total loans, including the CER adjustment, was 19.34% in fiscal year 2009, compared to 17.01% in fiscal year 2008. The portfolio of loans to the private sector accrued a 19.31% average interest rate and the public-sector loan portfolio accrued a 22.50% average interest rate, including the CER adjustment.
The estimated market share of Banco Galicia, on an individual basis, in the Argentine financial system’s total loans to the private sector was 7.67% at the end of December 2009, whereas such market share was 6.12% as of December 31, 2008.
The average interest rate on Peso-denominated loans to the private sector increased by 188 b.p., from 19.85% in fiscal year 2008 to 21.73% in fiscal year 2009. This increase reflected the increase experienced in the Argentine market in general. The average interest rate on foreign-currency denominated loans to the private sector increased by 59 b.p., from 6.75% in fiscal year 2008 to 7.34% in fiscal year 2009.
The average position in government securities amounted to Ps.4,686.5 million, an increase of Ps1,044.3 million (28.7%), compared to Ps.3,642.2 million in fiscal year 2008. This variation is mainly due to the increase of Ps.1,339.3 million in the average balance of the position in government securities in Pesos, as a result of the government securities received as part of the Secured Loans exchange transaction carried out by the end of January 2009. This increase was partially offset by the decrease of Ps.295.0 million in the average balance of government securities in Dollars due, mainly, to the sale in June 2009 of the 15th interest and amortization coupon of Boden 2012 Bonds due in August 2009. This decrease was partially offset by the increase in the price of the Dollar during the year 2009 (December 2008: Ps.3.45 — December 2009: Ps.3.80).

The average yield on government securities increased by 776 b.p., from 4.08% in fiscal year 2008 to 11.84% in fiscal year 2009. This variation is composed of a 1,397 b.p. increase in the average interest rate on government securities in Pesos, partially offset by a 79 b.p. decrease in the average interest rate on government securities in Dollars.
As a result of the Secured Loans exchange transaction mentioned above, the new portfolio of government securities received was assessed as a special investment, pursuant to the guidelines of the Argentine Central Bank. Consequently, these holdings are stated at their equity value, exponentially increased in terms of the IRR, and adjusted by the CER, if applicable. When the market value of each item is lower than its book value, the monthly accrual of the IRR and the CER is offset, on a cumulative basis, against an asset regularization account, until the book value equals the market value. Such asset regularization account is reversed and charged to income as long as the balance thereof exceeds the positive difference between the market value and the book value. Moreover, during fiscal year 2009, a portion of such portfolio of government securities was sold, generating an income. Both effects mainly justify the rise in the average rate of the government security portfolio in Pesos. On the other hand, the nominal rate for 2009 and 2008 is influenced by the fact that in the item “Government Securities” are included Discount Bonds in Pesos and GDP-Linked Negotiable Securities, which accounting is governed by Communiqué “A” 4270 issued by the Argentine Central Bank.
The decrease in the average interest rate on government securities in US Dollars was mainly due to the decrease of the Libo rate accrued by Boden 2012 Bonds. Apart from that, the average interest rate for fiscal year was influenced by the sale of the 15th interest and amortization coupon of Boden 2012 Bonds.
The average balance of the “Other Interest-Earning Assets” section amounted to Ps.2,227.9 million, a Ps.1,945.1 million decrease as compared to the average recorded in fiscal year 2008. This was mainly due to the fact the Argentine Central Bank eliminated the rate on funds deposited with said entity corresponding to the minimum cash requirement on term liabilities.
The average rate of the “Other Interest-Earning Assets” section increased by 8 p.b. as of December 31, 2009 in comparison to December 31, 2008, from 5.09% in 2008 to 5.17% in 2009, resulting from the variation of the Peso in respect to the transactions in Pesos and in foreign currency, since the average rate of the other interest-earning assets in Pesos was 6.77% in 2008 to 6.47% in 2009, with a decrease of 30 p.b., while the average rate of the foreign currency decreased from 1.20% in 2008 to 0.78% in 2009, a decrease of 42 p.b.
Financial income for fiscal year 2009 includes a Ps.103.5 million profit from foreign-exchange quotation differences, which includes income from foreign exchange forward transactions. The above-mentioned profit includes a Ps.127.1 million gain from foreign exchange brokerage activities and a Ps.23.6 million loss from the valuation of the net position in foreign currency. Financial income for fiscal year 2008 includes Ps.173.3 million profit from foreign-exchange quotation differences, which includes a Ps.163.7 million profit from foreign-exchange brokerage activities and a Ps.9.6 million profit from foreign currency net position valuation.

The following table shows our market shares:

	Fiscal Year Ended
	December 31,
(in percentages)	2009	2008	2007
Total Deposits	6.29	5.93	6.32
Private-Sector Deposits
Total	7.81	7.61	8.23
Deposits in Current and Savings Accounts and Non-Restructured Time Deposits	8.07	7.87	8.55

Total Loans	6.91	6.16	7.41
Private-Sector Loans	7.67	6.12	7.75

Banco de Galicia y Buenos Aires S.A., only, within the Argentine financial system. Based on daily information on deposits and loans prepared by the Argentine Central Bank using-end of month balances. Beginning on December 2008, deposits from AFJPs were transferred to the ANSES, which implied a transfer of deposits from the private sector to the public sector.
Fiscal Year 2008 Compared to Fiscal Year 2007
Financial income amounted to Ps.2.559,3 million, representing a 28.1% increase from the Ps.1,997.9 million recorded in fiscal year 2007. The increase in financial income was the result of a higher average yield on interest-earning assets, and a growth in the average volume thereof.
The average yield on interest-earning assets was 12.14%, a 214 b.p. increase, which can be explained by increases of 284 b.p. and 66 b.p. in the average lending interest rate on loans and on government securities, respectively. A 32 b.p. decrease in the average interest rate of other interest-earning assets was registered.
Average interest-earning assets increased 9.1%, from Ps.18,225.9 million to Ps.19,892.5 million. This was a result of: i) a 14.7% increase in the average balance of the total loan portfolio, and ii) a 22.1% increase in the average balance of other interest-earning assets, from Ps.3,418.2 million in fiscal year 2007 to Ps.4,173.0 million in 2008. This was partially offset by a 14.9% decrease in the average balance of the net position in government securities, from Ps.4,278.8 million to Ps.3,642.2 million.
The average loan portfolio amounted to Ps.12,077.3 million, 14.7% higher than the Ps.10,528.9 million for fiscal year 2007. This was due to an increase in the average balance of loans to the private sector, of Ps.1,968.7 million, partially offset by an important decrease in the average balance of loans to the public sector, equal to Ps.420.3 million (-24.9%). The decrease in the average portfolio of loans to the public sector was mainly due to the sales of Secured Loans and to the use of these loans for the purchase of the remaining Hedge Bond, both during the first six months of fiscal year 2007.
As regards loans to the private sector, a rise in the volume of such loans was registered during the year, with a 22.3% increase in the average balance for fiscal year 2008, compared to the previous fiscal year. It should be pointed out that this increase is net of the transfer of loan portfolios to financial trusts and the application of provisions corresponding to the fiscal year 2008.
The unconsolidated estimated market share of Banco Galicia in the Argentine financial system’s total loan to the private sector was 6.12% at the end of December 2008, while at December 31, 2007 this market share was to 7.75%.
The average interest rate on total loans, including the CER adjustment, was 17.01%, compared to 14.17% in fiscal year 2007. The private sector loan portfolio accrued a 17.47% average interest rate and the public-sector loan portfolio accrued a 13.10% average interest rate, including the CER adjustment.
The average interest rate on Peso-denominated loans to the private sector showed an increase of 364 b.p., from 16.21% to 19.85%. This increase reflected the increase observed in the Argentine market in general. The average interest rate on foreign currency loans to the private sector showed an increase of 32 b.p., from 6.43% in 2007 to 6.75% in 2008.

The average position in government securities was Ps.3,642.2 million, 14.9% lower than the Ps.4,278.8 million from fiscal year 2007. This variation was mainly due to a decrease of Ps.588.9 million in the average balance of the position in government securities in Dollars, which itself was mainly due to the collection of annual amortization service and the sale of Boden 2012 Bonds, the proceeds of which were used for the repurchase of part of the foreign debt of Banco Galicia. This decrease was partially offset by the increase in the price of the Dollar in 2008 (Dec. 2007: Ps.3.15 — Dec. 2008: Ps.3.45).
The average interest rate on government securities increased by 66 b.p., from 3.42% in fiscal year 2007 to 4.08% in fiscal year 2008. This variation was due to an increase of 482 b.p. recorded in the average balance of the position in government securities in Pesos, partially offset by a 114 b.p. decrease in the average balance of the position in government securities in Dollars.
The increase in the average interest rate on government securities in Pesos was partially due to the fact that the average interest rate in fiscal year 2007 included a Ps.32.0 million loss as a consequence of the release of Bogar Bonds which, as of December 31, 2006, had been delivered as collateral in advance for the acquisition of the remaining Hedge Bond. Pursuant to Communiqué “A” 3911 and supplementary regulations, Bogar Bonds used as collateral were recorded at their technical value, while those not allocated in that way should be recorded at their present value calculated using the rate provided for by the Argentine Central Bank. Furthermore, during fiscal year 2008 higher income was recorded related to trading operations. In turn, the nominal interest rate in 2008 and 2007 was influenced by the fact that Peso-denominated Discount Bonds and GDP-Linked Negotiable Securities are recorded under such item, which recording is regulated by Communiqué “A” 4270 of the Argentine Central Bank. See Item 4. “Information on the Company-Selected Statistical Information-Government and Corporate Securities”. The decrease in the average rate on the position of government securities in Dollars in fiscal year 2008 was mainly due to the drop of the Libo rate accrued by the Boden 2012 Bonds. Additionally, the average rate of fiscal year 2007 was influenced by the Ps.27.5 million loss for the sale of Boden 2012 Bonds for US$178.8 million in February 2007, which proceeds were used for the repurchase of part of its restructured foreign debt instrumented as loans due in 2010 and 2014.
The average rate of the item “Other Interest-Earning Assets” experienced, between December 31, 2007 and December 31, 2008, a 32 b.p. decrease, mainly as a result of the variation of the relative weight of the transactions in Pesos and in foreign currency, since the average rate for other assets with yields in foreign currency decreased from 2.87% in 2007 to 1.20% in 2008, thus decreasing 167 b.p., while the average rate in pesos increased merely 24 b.p., from 6.53% in 2007 to 6.77% in 2008. The decrease in the foreign currency average rate was mainly due to a decrease ordered by the Argentine Central Bank in the rate of return applied to the funds deposited with such entity corresponding to minimum cash payments. This drop was related with a decrease in the average yield of the balances deposited with correspondent bank accounts.
Financial income in 2008 includes a gain due to foreign-exchange quotation differences of Ps.173.3 million, which includes income from foreign exchange forward transactions.

Financial Expenses
Our financial expenses were composed of the following:

	Fiscal Year Ended
	December 31,
	2009	2008	2007
	(in millions of Pesos)
Interest on Deposits	877.9	786.1	547.3
Negotiable Obligations	284.5	288.8	335.2
Contributions and Taxes	161.7	135.9	86.4
CER Adjustment	0.3	9.2	67.0
Other (1)	136.1	201.0	210.8

Total	1,460.5	1,421.0	1,246.7

(1)	Includes accrued interest on liabilities resulting from financial brokerage with banks and international entities and premiums payable on repurchases.
Fiscal Year 2009 Compared to Fiscal Year 2008
Financial expenses for fiscal year 2009 amounted to Ps.1,460.5 million, representing a 2.8% increase from the Ps.1,421.0 million for fiscal year 2008.
This variation stemmed from a 51 b.p. decrease in the average cost of funds, partially mitigated by a 1.5% increase in the average balance of interest-bearing liabilities.
Average interest-bearing liabilities amounted to Ps.15,923.4 million, compared to Ps.15,694.5 million in fiscal year 2008. This variation was due to the Ps.1,388.5 million increase in total interest-bearing deposits, which rose from Ps.10,305.2 million to Ps.11,693.7 million, partially offset by a Ps.1,089.9 million decrease in the “Other Interest-Bearing Liabilities” (from Ps.2,589.1 million to Ps.1,499.2 million), and Ps.69.9 million average balance of debt securities, (from Ps.2,799.8 million to Ps.2,729.9 million).
The increase in the average balance of interest-bearing deposits was mainly the result of the increase in Banco Galicia’s deposits in Argentina, in current accounts, savings accounts and time deposits. Taking into consideration the final balances of Banco Galicia’s total deposits in Argentina, such increase totaled Ps.3,074.5 million for fiscal year, equivalent to a 21.9% increase from the previous fiscal year-end total. Average transactional deposits increased 21.7%, while time deposits grew 9.2%, which allowed for an improvement of interest-bearing deposits.
Of the total average interest-bearing deposits, Ps.2,841.4 million were Dollar-denominated deposits and Ps.8,852.3 million were Peso-denominated, compared to Ps.1,960.6 million and Ps.8,344.6 million, respectively, in fiscal year 2008.
Considering only private-sector deposits in current and savings accounts and time deposits, raised by Banco Galicia only in Argentina, the estimated deposit market share of the Bank in the Argentine financial system rose from 7.87% as of December 31, 2008 to 8.07% as of December 31, 2009.
The average rate on interest-bearing deposits was 7.53%, 17 b.p. lower than the 7.70% average rate recorded in fiscal year 2008. Peso-denominated deposits (including those adjusted by CER) accrued an average rate of 9.74%, higher by 44 b.p. than the average interest rate of 9.30% in fiscal year 2008. This increase was experienced by the Argentine market as a whole in 2009. Likewise, the cost of Dollar-denominated deposits was 0.67%, lower by 24 b.p. than the average interest rate of 0.91% recorded in fiscal year 2008.
The average balance of debt securities amounted to Ps.2,729.9 million, Ps.69.9 million lower than the Ps.2,799.8 million in fiscal year 2008. This decrease is mainly related to a US$131.9 million net decrease (taking into consideration the capitalization of interests on Subordinated Notes Due 2019) in the final balance of Banco Galicia’s foreign debt recorded as notes, due to amortizations, redemptions and advance cancellations. It should be mentioned that Grupo Financiero Galicia was authorized by the CNV to create the Program for the issuance of Notes for a nominal value of US$60 million (or its equivalent in other currencies). The offer of notes for a nominal value of US$45 million, whose subscription period ended on June 2, 2009, was totally subscribed. This issuance partially mitigated the reductions made by the Bank. Also, this variation was partially offset by an increase in the price of the Dollar between December 31, 2008 and the same date in 2009.

The average cost of debt securities was 8.22% in fiscal year 2009, while it was 10.00% in fiscal year 2008. The average rate for fiscal year 2009 was mainly influenced by the Ps.68.6 million gain resulting from the repurchase and advance cancellation of part of Banco Galicia’s foreign debt (Notes Due 2014 for a nominal value of US$82.4 million). Otherwise, the average rate of the debt securities would have increased to 10.73%. The rate was also influenced by the issuance of notes mentioned in the above paragraph, as the Series I were issued at a price of 92.68% and for a nominal amount of US$34.4 million, which amounted to an annual cost of 8% and, as the Series II were issued at a price of 103.48%, equal to an annual cost of 10.5% and for a nominal amount of US$10.6 million.
The average balance of the “Other Interest-Bearing Liabilities” caption was Ps.1,499.2 million, with an average rate of 7.34% while, for fiscal year 2008, the average balance amounted to Ps.2,589.1 million and the average rate was 7.86%. This item records, mainly, Dollar-denominated debt with international banks and credit agencies and Dollar-denominated obligations in connection with repurchase agreement transactions of Government securities. The decrease of Ps.1,089.9 million in the average balance is mainly due to the decrease in the average of repurchase agreement transactions and the repayment in advance on January 6, 2009, by Grupo Financiero Galicia of foreign financial loans for US$62 million, through a single final payment of US$39.1 million.
The decrease in the average rate is due to Dollar and Peso operations, as the Dollar rate was 6.20% in 2008 and 4.83% in 2009, a decrease of 137 b.p., and the average rate in Pesos decreased 16 b.p., from 14.43% in 2008 to 14.27% in 2009.
Fiscal Year 2008 Compared to Fiscal Year 2007
Financial expenses for fiscal year 2008 amounted to Ps.1,421.0 million, representing a 14.0% increase from Ps.1,246.7 million for fiscal year 2007. This variation was due to the increase of 93 p.b. in the average cost of funds and an increase of 5.6% in average balance of the interest-bearing liabilities.
Average interest-bearing liabilities amounted to Ps.15,694.5 million, compared to Ps.14,858.8 million in the fiscal year 2007. This variation was mainly due to a Ps.767.7 million increase in the total interest-bearing deposits, from Ps.9,537.5 million to Ps.10,305.2 million and the increase in other interest-bearing liabilities, from Ps.1,699.7 million to Ps.2,589.1 million. These effects were partially offset by the Ps.560.3 million decrease in average balance of debt securities, from Ps.3,360.1 million to Ps.2,799.8 million.
The increase in the average balance of interest-bearing deposits was mainly the result of the increase in the Bank’s deposits in Argentina, in current accounts, savings accounts and time deposits. Taking into consideration the final balances of Banco Galicia’s total deposits in Argentina, such increase totaled Ps.1,019.0 million for fiscal year 2008, equivalent to a 7.8% increase from the previous fiscal year-end total. Average transactional deposits grew by 20.6%, while time deposits grew by 2.5% which improved the structure of the interest-bearing deposits.
Out of the total average interest-bearing deposits, Ps.1,960.6 million were Dollar-denominated deposits and Ps.8,344.6 million were Peso-denominated, compared to Ps.1,653.7 million and Ps.7,883.8 million, respectively, in fiscal year 2007.
Considering only private-sector deposits in current and savings accounts and time deposits (excluding restructured deposits), raised by Banco Galicia in Argentina, the estimated deposit market share of Banco Galicia in the Argentine financial system changed from 8.55% as of December 31, 2007, to 7.87% as of December 31, 2008. In order to understand the development of deposits by sector, it’s worth mentioning the latest reform to the pension system, which implied the creation of the Argentine Integrated Pension System (Sistema Integrado Previsional Argentino or “SIPA”), eliminating the private pension funds capitalization system. This entailed the transfer of deposits from the private pension funds to the Sustainability Guaranty Fund of SIPA (Fondo de Garantía de Sustentabilidad) managed by National Social Security Administration (Administración Nacional de Seguridad Social or “ANSES”) and the reallocation of funds from the private sector to the public sector. If the balances for such ownership change are adjusted, Banco Galicia’s market share of private sector deposits (current accounts, savings accounts and term deposits, excluding restructured deposits) would have decreased by 0.46 percentage points, as compared to December 31, 2007.

The average rate on interest-bearing deposits was 7.70%, 158 b.p. greater than the 6.12% average rate for the fiscal year 2007. Peso-denominated deposits (including those adjusted by CER) accrued a 9.30% average interest rate, compared to a 7.21% average interest rate in fiscal year 2007, as a result of the increase experienced by the Argentine market as a whole during 2008. Likewise, the cost of Dollar-denominated deposits was 0.91%, a level similar to that recorded in 2007.
The average balance of the “Argentine Central Bank” item was Ps.0.4 million, while in the fiscal year 2007 it was Ps.261.5 million. This item showed the average balance of the financial assistance from the Argentine Central Bank and the average balance of the advance for the acquisition of the Hedge Bond. During the first quarter of fiscal year 2007, the Bank fully canceled in advance the debt owed for the financial assistance, which as of December 31, 2006 amounted to Ps.2,688.7 million and, during April 2007, Banco Galicia purchased 9.2% of the Hedge Bond, through an exchange for Secured Loans. The average rate for fiscal year 2007 was the result of the recording of a loss of Ps.32.8 million related to the acquisition cost of such Bond.
The average balance of debt securities was Ps.2,799.8 million, Ps.560.3 million lower than the Ps.3,360.1 million for fiscal year 2007. This decrease is basically related to a net reduction (including interests capitalized on the Notes due 2019) of US$85.5 million in the year-end balance of the Bank’s foreign debt recorded as notes, resulting from amortizations, redemptions and repayments in advance and from the payment by Galicia Uruguay of US$24.6 million for the amortization of its notes due in September 2008 and the early cancellation of the installments due in September 2009 and 2010. The average cost of debt securities in fiscal year 2008 was 10.00%, while in the previous fiscal year it had been 8.66%. The average interest rate for fiscal year 2007 was mainly affected by the Ps.27.0 million profit resulting from the partial payment of Banco Galicia’s capital increase in notes received at a value lower than their book value (See Item 4. “Information on the Company-History- Banco Galicia’s 2007 Capital Increase”). Excluding this effect, the average rate would amount to 9.46%. The highest average rate of 2008 is mainly due to the increase of the restructured foreign debt rate according to contractual terms.
The average balance of the item “Other Interest-Bearing Liabilities” was Ps.2,589.1 million, with an average rate of 7.86% while, for fiscal year 2007, the average balance amounted to Ps.1,699.7 million and the average rate was 7.50%. This line item records, mainly, Dollar-denominated debt with banks and international entities, and Dollar-denominated negotiable obligations in connection with repurchase and reverse repurchase agreement transactions of government securities and the Dollar-denominated unsecured loan, taken by Grupo Financiero Galicia in the year 2007, as part of the capital increase of Banco Galicia. The variation in the average balance is mainly due to a higher average balance for repurchase agreement transactions and foreign-trade-related lines. It should be mentioned that during July 2008, Grupo Financiero Galicia cancelled the first repayment of principal for the Merrill Lynch International loan of US$18.0 million and it later repaid the full loan amount in advance on January 7, 2009. The average rate for fiscal year 2007 was mainly influenced by the Ps.6.9 million profit resulting from the repurchase carried out in February, at market prices, of part of the Bank’s foreign debt recorded as loans. Excluding this profit, the average interest rate on the item “Other Interest-Bearing Liabilities”, would amount to 8.82%. The decrease compared to fiscal year 2007 is mainly due to the decrease in the average rate related to the repurchase agreements.
Net Financial Income
Net financial income for fiscal year 2009 amounted to Ps.1,545.1 million, and the financial margin was 8.41%. In fiscal year 2008, the corresponding amounts were Ps.1,138.3 million and 5.72%, respectively.
Excluding the income from the valuation adjustment of public-sector assets (Ps.4.1 million profit), and including the financial income related to margin requirements of repurchase transactions (Ps.23.0 million profit), net financial income amounted to Ps.1,564.0 million and the corresponding adjusted financial margin was 8.51%. During fiscal year 2008, net financial income, calculated the same way, amounted to Ps.1,163.3 million, and the corresponding adjusted financial margin was 5.85%.
Net financial income for fiscal year 2009 was mainly due to the profit from the Peso-denominated matched portfolio, offset by the loss recorded by the matched portfolio in foreign currency.
The improvement in the adjusted net financial margin is mainly attributable to: (i) a decrease in the average cost of liabilities resulting from the change in their structure as a consequence of the change in the composition of deposits, with an increase in transactional deposits, and the reduction of foreign debt; (ii) an increase in income from intermediation with the private sector, with an increase in the volume of average loans and an increase in the average interest rate on such loans; and (iii) an increase in income related to the government securities portfolio.

Provision for Losses on Loans and Other Receivables
Provisions for losses on loans and other receivables amounted to Ps.639.5 million in fiscal year 2009, Ps.244.1 million higher than the Ps.395.4 million for fiscal year 2008. A significant part of this increase was due to the seasoning of the individuals’ loan portfolio and to the possible occurrence of certain cases of default in the commercial loan portfolio, as a consequence of the worsening of certain macroeconomic variables, mainly during the first semester of 2009.
Provisions for losses on loans and other receivables amounted to Ps.395.4 million in fiscal year 2008, Ps.139.9 million higher than the Ps.255.5 million of fiscal year 2007. A significant percentage of this increase was due to the seasoning of our loan portfolio, mainly the individuals’ portfolio.
For more information on asset quality, see Item 4. “Information on the Company-Selected Statistical Information-Amounts Past Due and Non-Accrual Loans” and “-Selected Statistical Information-Loan Loss Experience”.
Net Income from Services
Our net income from services consisted of:

	Fiscal Year Ended			% Change
	December 31,			December 31,
	2009	2008	2007	2009/2008	2008/2007
	(in millions of Pesos)			(in percentages)
Income From
Credit Cards	1,148.2	952.6	669.5	20.5	42.3
Deposits Accounts	252.9	201.7	160.5	25.4	25.7
Cash Management	18.6	17.8	13.8	4.5	29.0
Safe Deposit Box	30.2	18.0	13.2	67.8	36.4
Services for Shipments	14.9	11.1	8.3	34.2	33.7
Product Package	14.3	11.4	7.9	25.4	44.3
Financial Fees	50.1	42.0	28.8	19.3	45.8
Credit-related Fees	96.5	95.7	79.1	0.8	21.0
Check Collection	33.0	33.9	27.3	(2.7)	24.2
Collection Services (Taxes and Utility Bills)	25.7	19.5	14.1	31.8	38.3
International Trade	51.8	46.1	39.5	12.4	16.7
Other (1)	90.6	122.3	108.7	(25.9)	12.5

Total Income	1,826.8	1,572.1	1,170.7	16.2	34.3

Total Expenses	515.9	384.2	257.6	34.3	49.1

Net Income from Services	1,310.9	1,187.9	913.1	10.4	30.1

(1)	Includes, among others, fees from investment banking activities, asset management, assets under custody and guarantees granted.
Fiscal Year 2009 Compared to Fiscal Year 2008
Net income from services amounted to Ps.1,310.9 million, 10.3% higher than the Ps.1,187.9 million recorded in fiscal year 2008. Almost all categories grew, mainly as a consequence of an increase in the volume of transactions together with an increase in the price of certain services, in line with the dynamics of the financial market.

Banco Galicia’s income from credit and debit card transactions, on an individual basis, amounted to Ps.465.3 million, a 26.5% increase over the Ps.367.7 million recorded in fiscal year 2008. This higher income was attributable not only to the greater number of credit cards managed, but also to the greater average purchases made with such cards during the year. The total number of cards managed by Banco Galicia (excluding those managed by the regional credit card companies) increased 9.5%, reaching 1,356.2 thousand as of December 31, 2009, compared to 1,238.5 thousand as of December 31, 2008.
Income from services corresponding to the regional credit card companies was Ps.682.9 million, 16.8% higher than the Ps.584.9 million recorded in fiscal year 2008. This variation was mainly due to the increase in the purchases made with these credit cards during fiscal year 2009. These companies managed 4,618.2 thousand cards as of December 31, 2009, a 2.6% decrease from December 31, 2008.
Total deposit accounts of Banco Galicia, the only company from Grupo Financiero Galicia that owns deposit accounts, amounted to 1,734.1 thousand as of December 31, 2009, 12.6% higher than the previous year.
Reflecting the increase in the volume of deposits and in the number of accounts, the higher sales of products, and the increase in the price of certain services, significant growth was achieved during fiscal year 2009 in income from the services related to deposit accounts (25.4%), financial transactions (19.3%), safe deposit boxes (67.8%), collection services (31.8%) and foreign trade (12.4%).
Expenses from services increased 34.3%, from Ps.384.2 million in fiscal year 2008 to Ps.515.9 million in fiscal year 2009.
Fiscal Year 2008 Compared to Fiscal Year 2007
Net income from services amounted to Ps.1,187.9 million, 30.1% higher than the Ps.913.1 million recorded in fiscal year 2007. All categories grew, mainly as a consequence of a significant increase in the volume of transactions, together with an increase in the price of certain services in line with financial market dynamics.
Banco Galicia’s income from credit and debit card transactions, on an individual basis, was Ps.367.7 million, representing a 45.2% increase over the Ps.253.2 million recorded in fiscal year 2007. This higher income was attributable not only to the greater number of credit cards managed, but also to the greater average purchases made with such cards during the year. The total number of cards managed by Banco Galicia (excluding those managed by the regional credit card companies) increased 11.8%, reaching 1,238.5 thousand as of December 31, 2008, compared to 1,107.5 thousand as of December 31, 2007.
Income from services corresponding to the regional credit card companies was Ps.584.9 million, 40.5% higher than the Ps.416.3 million recorded in fiscal year 2007. This variation was mainly due to the increase in the average number of managed credit cards and to the significant increase in the purchases made with these credit cards during fiscal year 2008. These companies managed 4,742.8 thousand cards as of December 31, 2008, a 10.7% increase from December 31, 2007.
Banco Galicia’s total deposit accounts amounted to 1,540.7 thousand as of December 31, 2008, 13.0% higher than that as of December 31, 2007.
In fiscal year 2008 significant growth was achieved in income from services related to financial transactions (45.8%), collection services (38.3%), deposit accounts (25.7%) check collection (24.2%), credit transactions (21.0%) and foreign trade (16.7%), thus reflecting the expansion of credit activity, the increase in the volume of deposits and in the number of accounts, the higher sales of products and the increase in the price of certain services.
Expenses from services increased 49.1%, from Ps.257.6 million in fiscal year 2007 to Ps.384.2 million in fiscal year 2008.

The following table sets forth the number of credit cards outstanding as of the dates indicated:

							% Change
	December 31,						December 31,
Credit Cards	2009		2008		2007		2009/2008	2008/2007
	(number of credit cards, except otherwise noted)						(percentages)
Visa		982,866		936,267		855,708	4.98	9.41
“Gold”		262,388		203,464		172,830	28.96	17.72
International		471,766		470,709		433,000	0.22	8.71
Domestic		189,626		227,785		229,174	(16.75)	(0.61)
“Business”		28,430		20,976		15,962	35.54	31.41
“Corporate”		1,130		960		295	17.71	225.42
“Platinum”		29,526		12,373		4,447	138.63	178.23
Galicia Rural		7,157		6,215		5,841	15.16	6.40
American Express		308,942		241,145		195,360	28.11	23.44
“Gold”		143,899		99,970		79,829	43.94	25.23
International		145,111		133,644		115,531	8.58	15.68
Platinum		19,932		7,531		—	164.67	—
MasterCard		57,276		54,916		50,577	4.30	8.58
“Gold”		19,452		16,790		13,203	15.85	27.17
MasterCard		36,670		36,531		35,684	0.38	2.37
Argencard		1,154		1,595		1,690	(27.65)	(5.62)
Regional Credit-Card Companies		4,618,199		4,742,816		4,283,770	(2.63)	10.72
Local Brands		2,944,544		2,864,709		2,479,788	2.79	15.52
Visa		1,424,453		1,628,185		1,599,046	(12.51)	1.82
MasterCard		221,575		217,090		182,237	2.07	19.13
American Express		27,627		32,832		22,699	(15.85)	44.64

Total		5,974,440		5,981,359		5,391,256	(0.12)	10.95

Total Amount of Purchases (in millions of Pesos)	Ps.	18,142	Ps.	14,949	Ps.	11,566	21.36	29.24

Administrative Expenses
The following table sets forth the components of our administrative expenses:

	Fiscal Year Ended			% Change
	December 31,			December 31,
	2009	2008	2007	2009/2008	2008/2007
	(in millions of Pesos)			(in percentages)
Salaries and Social Security Contributions	975.8	805.2	540.6	21.2	48.9
Property-related Expenses	136.1	113.2	89.9	20.2	25.9
Personnel Services	76.8	90.8	75.7	(15.4)	19.9
Advertising and Publicity	127.8	146.5	113.8	(12.8)	28.7
Amount Accrued in Relation to Directors’ and Syndics’ Compensation	8.6	8.2	6.4	4.9	28.1
Electricity and Communications	85.9	72.7	57.2	18.2	27.1
Taxes	139.3	104.0	70.4	33.9	47.7
Other	478.8	440.5	332.3	8.7	32.6

Total	2,029.1	1,781.1	1,286.3	13.9	38.5

Fiscal Year 2009 Compared to Fiscal Year 2008
In fiscal year 2009, administrative expenses amounted to Ps.2,029.1 million, 13.9% higher than the Ps.1,781.1 million recorded in the previous fiscal year.
Salaries and social security contributions and expenses related to personnel services increased 17.5%, from Ps.896.0 million in fiscal year 2008 to Ps.1,052.6 million in fiscal year 2009. This increase was mainly due to higher salaries, given the staff experienced a 2.8% decrease, from 9,408 employees as of December 31, 2008 to 9,142 in December 31, 2009.

The remaining administrative expenses amounted to Ps.976.5 million in fiscal year 2009, thus reflecting a 10.3% increase from the Ps.885.1 million recorded in the previous fiscal year. This increase was associated to a successful policy of expenses control within the framework of an inflationary context.
Fiscal Year 2008 Compared to Fiscal Year 2007
In fiscal year 2008, administrative expenses amounted to Ps.1,781.1 million, 38.5% higher than the Ps.1,286.3 million recorded in fiscal year 2007. Salaries and social security contributions and expenses related to personnel services increased 45.4%, from Ps.616.3 million in fiscal year 2007 to Ps.896.0 million in fiscal year 2008. This increase was mainly due to higher salaries and to an increase in staff.
The Bank’s staff, on a consolidated basis, grew 3.4%, from 9,103 to 9,408 employees, as a consequence of the greater level of activity of the Bank and the expansion of the distribution network of the regional credit card companies.
The remaining administrative expenses amounted to Ps.885.1 million in fiscal year 2008, thus reflecting a 32.1% increase from the Ps.670.0 million recorded in the previous fiscal year, with increases in all of its components. These increases were associated with the higher level of activity, geographic expansion and inflation during the year.
Income/(Loss) from Equity Investments
In fiscal year 2009, a Ps.11.3 million gain from equity investments was recorded, compared to a Ps.56.8 million profit recorded in fiscal year 2008, mainly due to the profit from the dividends received from Banco Galicias’s interest in Visa Argentina S.A. Income for fiscal year 2008 was mainly a consequence of the Ps.53.8 million profit from dividends received due to Banco Galicia’s interest in Visa Argentina S.A. The magnitude of these dividends was related to the initial public offering of Visa Inc.’s shares.
Income for fiscal year 2007 was mainly due to the Ps.2.5 million profit from the Bank’s interest in Banelco S.A.
Miscellaneous Income/(Loss), Net
Miscellaneous net income for fiscal year 2009 amounted to Ps.233.1 million, compared to a Ps.80.1 million profit for fiscal year 2008. Excluding the income of a financial nature from security margins of repurchase agreement transactions (of Ps.23.0 million), miscellaneous net income in fiscal year 2009 amounted to Ps.210.1 million, while in fiscal year 2008 a gain of Ps.45.9 million was recorded (also excluding the above-mentioned financial income for Ps.34.2 million).
The variation in results between the two periods was mainly due to the revenue of Ps.85.5 million corresponding to the result from the early cancellation of the foreign financial loan, the Ps.55.3 million net operating income of Sudamericana recorded under “Miscellaneous Income/Loss” for consolidation purposes and the Ps.12.7 million profit from the sale by Galicia Warrants S.A. of its Silos plant in San Salvador, in the province of Entre Rios. These results were offset by the higher amortization of amparo claims for the year 2009 (Ps.39.2 million) in comparison to the year 2008, as from January 2009, the amount deferred at December 31 2008 began to be amortized in 36 monthly installments.
Miscellaneous net income for fiscal year 2008 amounted to Ps.80.1 million, compared to a miscellaneous net income of Ps.25.1 million for fiscal year 2007. Excluding the profits of a financial nature from security margins of repurchase agreement transactions (of Ps.34.2 million), miscellaneous net income amounted to Ps.45.9 million, while in fiscal year 2007 they recorded a gain of Ps.9.3 million (also excluding the above-mentioned financial income of Ps.15.8 million).

Miscellaneous net income for fiscal year 2008 was mainly due to: i) Ps.43.5 million related to the net operating income of Sudamericana recorded under “Miscellaneous Income/Loss” for consolidation purposes, ii) profits associated with loans recovered of Ps.75.7 million, iii) the net establishment of allowances for Ps.132.9 million and iv) the amortization of deferred losses from amparo claims for Ps.39.5 million.
Income Tax
Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and, therefore, income taxes for Banco Galicia are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Financiero Galicia and Grupo Financiero Galicia’s non-banking subsidiaries apply the deferred income tax method.
The income tax charge for fiscal year 2009 was Ps.156.0 million (an Ps.82.0 million increase when compared to fiscal year 2008), of which Ps.111.6 million corresponded to Tarjetas Regionales S.A. consolidated with its operating subsidiaries, Ps.24.8 million corresponded to Grupo Financiero Galicia, individually, and Ps.14.2 million and Ps.4.4 million corresponded to Sudamericana and Galicia Warrants, respectively.
The income tax charge for fiscal year 2008 was Ps.74.0 million, (a Ps.2.5 million increase or 3.5%, in comparison to fiscal year 2007), of which Ps.63.0 million corresponded to Tarjetas Regionales S.A. consolidated with its operating subsidiaries and Ps.11.1 million corresponded to Sudamericana.
The income tax charge for fiscal year 2007 was Ps.71.5 million, of which Ps.60.9 million corresponded to Tarjetas Regionales S.A. consolidated with its operating subsidiaries and Ps.6.0 million, Ps.0.8 million, Ps.0.3 million and Ps.0.3 million corresponded to Sudamericana, Galicia Warrants, Galicia Factoring y Leasing S.A. and Galicia Valores, respectively. Grupo Financiero Galicia recorded a Ps.3.2 million charge in its individual balance sheet.
U.S. GAAP and Argentine Banking GAAP Reconciliation
General
We prepare our financial statements in accordance with Argentine Banking GAAP. The more significant differences between Argentine Banking GAAP and U.S. GAAP relate to the determination of the allowance for loan losses, the carrying value of certain government securities and receivables for government securities, the accounting of the Bank’s foreign debt restructuring and recognition of deferred income taxes. For more detail on differences in accounting treatment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2009, see Note 35 to our consolidated financial statements.
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
The following table shows the allowance for loan losses for the periods indicated under Argentine Banking GAAP and U.S. GAAP and the corresponding shareholders’ equity adjustment under U.S. GAAP:

	December 31, 2009	December 31, 2008	December 31, 2007
	(in millions of Pesos)
Argentine Banking GAAP	806.4	526.8	428.6
U.S. GAAP
ASC 310
Allowance for Loan Losses	101.7	134.5	246.3
Effect of BG Trust Securitization — Treated as a Secured Borrowing for U.S. GAAP Purposes	(36.9)	(40.9)	(64.9)
ASC 450	678.0	481.7	240.9

U.S. GAAP Shareholders’ Equity Adjustment*	63.6	(48.5)	6.3

*	Including qualitative and quantitative adjustments.

ASC310 Analysis
The non-performing commercial loan portfolio is comprised of loans falling into the following classifications of the Argentine Central Bank:
•	“With Problems”
•	“High Risk of Insolvency”
•	“Uncollectible”
The following table shows our loan loss reserve under ASC 310 for our non-performing commercial loan portfolio as of the dates indicated.

	December 31, 2009	December 31, 2008	December 31, 2007
	(in millions of Pesos)
Loan Loss Reserve Under U.S. GAAP — ASC 310 Analysis	101.7	134.5	246.3
For such non-performing commercial loans, we applied the procedures required by ASC 310. For loans that were not collateral dependent, the expected future cash flows to be received from the loans were discounted using the interest rate at each balance sheet date for variable loans. Loans that were collateral dependent, and for which there was an expectation that the loan balance would be recovered via the exercise of collateral, were valued using the fair value of the collateral. In addition, in order to assess the fair value of collateral, we discounted collateral valuations due to the extended period of time that it can take to foreclose on assets in Argentina.
ASC 450 Analysis
To calculate the allowance required for smaller-balance impaired loans and unimpaired loans we perform an analysis of historical losses from our consumer and performing commercial loan portfolios in order to estimate losses for U.S. GAAP purposes resulting from loan losses that had been incurred in such loan portfolios at the balance sheet date but which had not been individually identified. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses. Many factors can affect the Bank’s estimates of allowance for loan losses, including volatility of default probability, migrations and estimated loss severity. We estimate that, on average, it takes a period of up to one year between the trigger of an impairment event and identification of a loan as being a probable loss for consumer and performing commercial loans. The increase in the allowances recorded under ASC 450 is mostly due to a higher volume of credit card and personal loans granted during 2009 and the rise of the loan loss reserves migration ratios. The table below shows our loan loss reserve under ASC 450 for consumer and performing commercial loans as of the dates indicated.

	December 31, 2009	December 31, 2008	December 31, 2007
	(in millions of Pesos)
Loan Loss Reserve Under U.S. GAAP — ASC 450 Analysis	678.0	481.7	240.9
In addition to assessing the reasonableness of the loan loss reserve as described above, Banco Galicia makes an overall determination of the adequacy of each period’s reserve based on such ratios as:
•	Loan loss reserves as a percentage of non-accrual loans,
•	Loan loss reserves as a percentage of total amounts past due, and
•	Loan loss reserves as a percentage of past-due unsecured amounts.
The table below shows the above mentioned ratios as of the dates indicated.

	December 31, 2009	December 31, 2008	December 31, 2007
Loan Loss Reserves as a Percentage of Non-accrual Loans	108.37%	141.34%	132.13%
Loan Loss Reserves as a Percentage of Total Amounts Past Due	130.58%	171.81%	149.57%
Loan Loss Reserves as a Percentage of Past-due Unsecured Amounts	154.29%	190.78%	167.19%

The allowance for loan losses has increased approximately 25% during 2009 under US GAAP. The mentioned raise was mainly due to the individual analysis of certain cases of default in the commercial loan portfolio as a consequence of the worsening of certain macroeconomic variables, and to the qualitative approach reflecting current economic conditions, industry performance trends, geographic or obligor concentrations, within each portfolio segment required for smaller-balance impaired and unimpaired
Carrying Value of Certain Government Securities and Receivables for Government Securities
Under Argentine Banking GAAP, our holdings of Boden 2012 Bonds, Bonar 2015 Bonds, securities issued by the Argentine Central Bank and Discount Bonds in Pesos are recorded in accordance with Argentine Central Bank valuation rules for public-sector assets, as explained hereunder in Item 4. “Information on the Company-Selected Financial Information-Government and Corporate Securities-Valuation”.
Under U.S. GAAP, all of these assets are carried at fair value as fully explained in Note 35 to our financial statements and “-U.S. GAAP — Critical Accounting Policies”.
Government securities under investment accounts or classified as government securities without quotation under Argentine Central Bank rules (Boden 2012 Bonds corresponding to the Compensatory Bond or Hedge Bond received, Bonar 2015 Bonds, securities issued by the Argentine Central Bank and Discount Bonds in Pesos), are considered as available for sale under U.S. GAAP. As of December 31, 2009, unrealized gains or losses on these securities are reflected in other comprehensive income.
As of December 31, 2008, the amortized cost exceeded the fair value of these securities by Ps.711,064. For U.S. GAAP purposes, Grupo Financiero Galicia has recorded an other-than-temporary impairment of these securities, based on a variety of factors, including the length of time and extent to which the market value has been less than cost, and Grupo Financiero Galicia’s intent and ability to hold these securities to recovery. The fair value of these securities was determined on the balance sheet date, based on their quoted market price, and constitutes the new cost basis for this investment.
In addition, as of December 31, 2009, 2008 and 2007, under Argentine Banking GAAP, the Bank had recorded under “Intangible Assets” the difference arising from the reimbursement of Reprogrammed Deposits at the market exchange rate pursuant to amparo claims and the carrying value of these deposits. The receivable for differences related to amparo claims does not represent an asset under U.S. GAAP.
The table below shows the book value, market value and amortized cost of Boden 2012 Bonds, Discount Bonds and Bonar 2015 Bonds.

	December 31, 2009					December 31, 2008
		Book					Book
		Value					Value
	Amortized	Argentine			Shareholders’	Amortized	Argentine			Shareholders’
	Cost US	Banking	Market	Unrealized	Equity	Cost US	Banking	Market	Unrealized	Equity
(In millions of Pesos)	GAAP	GAAP	Value	(Loss)/Gain	Adjustment	GAAP	GAAP	Value	(Loss)/Gain	Adjustment
Boden 2012 Bonds	901.0	1,906.9	1,731.1	830.1	(175.8)	1,964.5	2,350.8	1,253.4	—	(1,097.4)
Discount Bonds	169.9	622.0	337.9	132.2	(284.1)	297.3	666.9	196.5	—	(470.4)
Bonar 2015 Bonds	591.5	359.0	676.6	85.0	(317.6)	—	—	—	—	—
Foreign Debt Restructuring
On May 18, 2004, the Bank completed the restructuring of its foreign debt. As a result of this restructuring, we recorded a Ps.119.7 million net gain under Argentine Banking GAAP.
For U.S. GAAP purposes, we accounted for the restructuring in two steps. The first step of the debt restructuring required the holders of the Bank’s debt to exchange its old debt with the Bank for new debt in two tranches. Pursuant to ASC 820, the Bank did not receive any concession from the holders of its debt and therefore, we did not consider the first step of the Bank’s debt restructuring as a troubled debt restructuring. Pursuant to ASC 470-50 we accounted for the first step restructuring as a modification of the old debt and therefore we did not recognize any gain or loss. The second step restructuring required the holders of the Bank’s debt to forgive it a certain amount of debt based on different options that the Bank offered to exchange its debt. Pursuant to U.S. GAAP we accounted for this second step of the Bank’s debt restructuring in accordance with ASC 470, as the holders of the Bank’s debt granted it certain concessions. ASC 470 requires the comparison of the future cash flows of the restructured debt and the carrying value of the old debt at the restructuring date.
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
As of December 31, 2009 and 2008 these securities are considered available for sale, and the unrealized gains or losses are charged to equity through other than comprehensive income.
As of December 31, 2009, Grupo Financiero Galicia has determined that unrealized losses on these investments are temporary in nature based on:
•	The decline is attributable solely to adverse interest rate movements, and does not a connection with a credit event;
•	The principal and interest payments have been made as scheduled, and there is no evidence that the debtor will not continue to do so;
•	The future principal payments will be sufficient to recover the current amortized cost of the security; and
•	Grupo Financiero Galicia has the intent to hold the security at least until the fair value of the security recovers to a level that exceeds the security’s amortized costs.
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
Transfers of financial assets consolidated — Variable Interest Entities
In the ordinary course of business, we utilize certain financing arrangements to meet our balance sheet management, funding and liquidity needs. For additional information on our liquidity risk, see Item 5. “Operating and Financial Review and Prospects-Item 5.B. “Liquidity and Capital Resources”. These activities utilize special purpose entities (“SPEs”), typically in the form of trusts, which raise funds by issuing debt securities to third party investors. These SPEs typically hold various types of financial assets whose cash flows are the primary source of repayment for the liabilities of the SPEs. These SPEs are typically structured as variable interest entities (“VIEs”) and are thus subject to consolidation by the reporting enterprise that absorbs the majority of the economic risks and rewards of the VIE.
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
Based on the mentioned evaluation as of December 31, 2009, we consolidated certain VIEs related to trusts created as part of securitization transactions for credit cards and personal loans in which we have a controlling financial interest due to the holding of residual interests in these trusts (see Note 35.h of our consolidated financial statements). Therefore, we reconsolidated these loans and re-established the corresponding loan loss reserves. Under Argentine Banking GAAP, these transactions were accounted for as sales and the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trust.
As of December 31, 2009, the table below presents the assets and liabilities of the financial trusts which have been consolidated for US GAAP purposes:

(In millions of Pesos)	December 31, 2009
Cash and due from banks	Ps.	15.2
Loans (net of allowances)		463.7
Other assets		8.9

Total Assets		487.8

Debt Securities		279.6
Certificates of Participation		193.3
Other liabilities		14.9

Total Liabilities		487.8

Income Tax
Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and, therefore, income taxes for Banco Galicia are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Financiero Galicia and Grupo Financiero Galicia’s non-bank subsidiaries apply the deferred income tax method.
For the purposes of U.S. GAAP reporting, Grupo Financiero Galicia applies ASC 740-10 “Accounting for Income Taxes”. Under this method, income tax is recognized based on the assets and liabilities method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax basis of Grupo Financiero Galicia’s assets and liabilities. Deferred tax assets are recognized if it is more likely than not those assets will be realized.
Grupo Financiero Galicia had significant accumulated tax loss carryfoward as of December 31, 2008 and 2007. Based on the analysis performed, management believes that Grupo Financiero Galicia would recover only temporary differences with future taxable income. Therefore, the net operating tax loss carryfoward and presumed minimum income tax was more likely than not to be recovered in the carryfoward period and hence a valuation allowance was provided against this amount as of December 31, 2008 and 2007.
As of December 31, 2009 based on the analysis performed, Grupo Financiero Galicia believes that it is more likely that not that it will recover only the net operating tax loss carryforward and the temporary differences, with future taxable income. Among other factors, Grupo Financiero Galicia considered that, as of the date of the issuance of these financial statements, the taxable income mainly due to the increase in the price of national government bonds has consumed a signficant portion of the tax loss carryforward. Therefore, presumed minimum income tax is not more likely than not to be recovered in the carryforward period and hence a valuation allowance was provided against this amount.
“Accounting for Uncertainty in Income Taxes”, ASC 740-10 was issued in July 2006 and interprets FASB Statement of Financial Accounting Standards ASC 740-10. ASC 740-10 became effective for Grupo Financiero Galicia on January 1, 2007 and prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. ASC 740-10 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.
Grupo Financiero Galicia classifies income tax-related interest and penalties as income taxes in the financial statements. The adoption of this pronouncement had no effect on Grupo Financiero Galicia’s overall financial position or results of operations.
The income tax charge for fiscal year 2009 was Ps.156.0 million (a Ps.82.0 million or 110.8% increase when compared to fiscal year 2008), mainly composed of Ps.111.6 million from Tarjetas Regionales S.A. consolidated with its operating subsidiaries and Ps.14.2 million, Ps.4.4 million, Ps.0.2 million and Ps.0.5 million from Sudamericana, Galicia Warrants, Galicia Factoring y Leasing S.A. and Galicia Valores, respectively. Grupo Financiero Galicia recorded a Ps.24.8 million charge in its individual balance sheet.
The income tax charge for fiscal year 2008 was Ps.74.0 million, of which Ps.63.0 million corresponded to Tarjetas Regionales S.A. consolidated with its operating subsidiaries, and Ps.11.1 million, Ps.1.3 million and Ps.0.5 million correspond to Sudamericana, Galicia Warrants and Galicia Factoring y Leasing S.A., respectively. Grupo Financiero Galicia recorded a Ps.2.1 million reversal in its individual balance sheet.

Summary
As a result of the above and other differences, our net income and shareholders’ equity under Argentine Banking GAAP and U.S. GAAP for the periods indicated were as follows:

	Net Income (Loss)		Shareholders’ Equity (Deficit)
	Argentine Banking		Argentine Banking
	GAAP	U.S. GAAP	GAAP	U.S. GAAP
	(in millions of Pesos)
Fiscal Year 2009	229.3	770.2	2,052.5	1,236.3
Fiscal Year 2008	176.8	(1,171.0)	1,845.7	(754.4)
Fiscal Year 2007	46.0	592.9	1,654.5	238.1
The significant differences that result between shareholders’ equity under U.S. GAAP and shareholders’ equity under Argentine Banking GAAP primarily reflect that under U.S. GAAP:
•	Boden 2012 Bonds, Discount Bonds in Pesos and Bonar 2015 Bonds are reflected at market values, with changes from market values at the time of exchange being recognized as other comprehensive income. With the improvement in the Argentine economy, market values have varied significantly, with a favorable influence on the financial position of Grupo Financiero Galicia.
•	Certain of our securitization transactions are considered sales under U.S. GAAP, with the valuation of retained interests reflecting fair values, with changes in unrealized gains and losses charged to equity through other comprehensive income. The increase in the fair value during 2009, compared to the previous year, was mainly due to the decrease in the discount real rate utilized in the calculation of the fair value of Galtrust I.
•	The recognition of the Deferred Income Taxes under U.S. GAAP due to the fact that Grupo Financiero Galicia considers it more likely than not that it will recover the temporary differences and the net loss carry forward. In addition, Grupo Financiero Galicia believed that its presumed minimum income tax is not more likely than not to be recovered in the carryforward period and hence a valuation allowance was provided against this amount.
The significant differences that result between net income under U.S. GAAP and net income under Argentine Banking GAAP primarily reflect that under U.S. GAAP:
•	Boden 2012 Bonds, Bonar 2015 Bond and Discount Bonds in Pesos are reflected at market values, with changes from market values at the time of exchange being recognized as other comprehensive income as of December 31, 2009. Otherwise, as of December 31, 2008 Grupo Financiero Galicia had recorded an other than temporary impairment, which resulted in a significant decrease in its net income for Boden 2012 and Discount Bonds.
•	The receipt of Bonar 2015 Bonds through an exchange that occurred during 2009 generated a significant income for US GAAP purposes.
•	Certain of our securitization transactions are considered sales under U.S. GAAP, with the valuation of retained interests reflecting fair values, with changes in unrealized gains and losses charged to equity through other comprehensive income as of December 31, 2009. Otherwise, as of December 31, 2008 Grupo Financiero Galicia had recorded an other than temporary impairment of the certificates of participation in Galtrust I, in Nues Trust and in Almafuerte Special Fund which resulted in a significant decrease in its net income.
•	The recognition of the Deferred Income Taxes under U.S. GAAP due to the fact that Grupo Financiero Galicia considers it more likely than not that it will recover the temporary differences and the net loss carry forward. In addition, Grupo Financiero Galicia believe that its presumed minimum income tax is not more likely than not to be recovered in the carryforward period and hence a valuation allowance was provided against this amount.
Results by Segments
Our segment disclosures for the years ended December 31, 2009, 2008 and 2007 are presented on a basis that corresponds with our internal reporting structure, considering the banking business as one single segment that is evaluated regularly by the Board of Directors in deciding how to allocate resources and in assessing the performance of our business.
We measure the performance of each of our business segments primarily in terms of “Net income”, in accordance with the regulatory reporting requirements of the Argentine Central Bank. Net income and other information by segment are based on Argentine Banking GAAP and are consistent with the presentation of our consolidated financial statements.
Our segments are the following:
•	Banking: our banking business segment represents Banco de Galicia y Buenos Aires S.A. consolidated line by line with Galicia Uruguay, Galicia (Cayman) Limited and its subsidiaries and the results of other small banking-related subsidiaries.
•	Regional Credit Cards: our regional credit cards business segment represents the accounts of Tarjetas Regionales S.A. consolidated with its subsidiaries.
•	Insurance: our insurance business segment represents the accounts of Sudamericana and its subsidiaries.
•	Other Grupo Businesses: this segment includes the results of Net Investment, Galicia Warrants, GV Mandataria and Galval.
Our results by segments are shown in Note 31 to our audited consolidated financial statements. Below is a discussion of our results of operations by segments for the years ended December 31, 2009, December 31, 2008 and December 31, 2007.

Banking
The table below shows the results of our banking business segment.

	As of December 31,
In millions of Pesos, except percentages	2009	2008	2007
Net Financial Income	1,144.2	847.3	516.2
Net Income from Services	727.9	655.0	520.4

Net Operating Revenue	1,872.1	1,502.3	1,036.6

Provisions for Loan Losses	388.7	214.9	159.2
Administrative Expenses	1,321.8	1,166.5	875.1

Net Operating Income	161.6	120.9	2.3

Income from Equity Investments
Tarjetas Regionales SA	133.0	76.4	88.2
Sudamericana	3.4	2.9	1.9
Others	13.1	58.1	3.5

Income from Equity Investments	149.5	137.4	93.6

Other Income (Loss)	(139.3)	(63.0)	(65.5)

Net Income	171.8	195.3	30.4

Net Income as a % of Grupo Financiero Galicia’s Net Income	75%	110%	66%
Average Loans	8,959.4	8,707.5	7,140.6
Average Deposits	14,765.9	13,199.0	11,857.0
This segment recorded Ps.171.8 million net income for fiscal year 2009, Ps.23.5 million lower than the Ps.195.3 million recorded in fiscal year 2008, which in turn was Ps.164.9 million higher than the Ps.30.4 million recorded for fiscal year 2007.
The improvement in the net operating revenue for the fiscal year 2009 of Ps.369.8 million and the increase in income from equity investments of Ps.12.1 million, were more than offset by the increase of: (i) provisions for loan losses, for Ps.173.8 million, (ii) administrative expenses, for Ps.155.3 million, and (iii) other losses, for Ps.76.3 million.
The improvement in net income for fiscal year 2008 was attributable to a Ps.465.7 million increase in net operating revenues and to a Ps.43.8 million increase in income from equity investments. These gains were partially offset by greater administrative expenses (which increased by Ps.291.4 million), and greater provisions for losses on loans and other receivables (which increased by Ps.55.7 million).
The increase in net financial income (Ps.296.9 million) for fiscal year 2009 was mainly due to: (i) a decrease in the cost of liabilities resulting from the change in their structure, as a consequence of the change in the deposits composition in favor of transactional deposits and of the reduction of the external debt, (ii) an increase in the income from the intermediation with the private sector, with an increase in the average volume loan and an increase in the average placement rate, and (iii) an increase in income related to the government securities portfolio. The average balance of total deposits increased by 11.9%, while the average loans to the private sector increased by 2.9%.
The increase in net financial income (Ps.331.1 million) for fiscal year 2008 was the consequence of the improvement in the financial margin, together with an increase in the average volume of intermediation with the private sector. The average interest rate on Peso-denominated loans to the private sector increased, which reflected the growth observed in the Argentine market in general. Average loans to the private sector amounted to Ps.8,707.5 million, 21.9% higher than the Ps.7,140.6 million for fiscal year 2007. The improvement in net financial income is also attributable to the relative decrease in the cost of liabilities, resulting from the change in their structure as a consequence of the change in the composition of deposits, in favor of transactional deposits, and of the reduction of the restructured foreign debt. The average balance of total deposits increased by Ps.1,342.0 million, equivalent to 11.3%. The average rate on interest-bearing deposits was 7.70%, 158 b.p. higher than the 6.12% average rate recorded for the previous fiscal year. This increase was experienced by the Argentine market as a whole in 2008.

Net income from services amounted to Ps.727.9 million in fiscal year 2009, 11.1% higher than the Ps.655.0 million recorded in fiscal year 2008, which was in turn 25.9% above the Ps.520.4 million recorded in fiscal year 2007. For both fiscal years, almost all the categories grew, mainly as a consequence of an increase in the volume of transactions together with an increase in the price of certain services, in line with the dynamics of the financial market.
Provisions for losses on loans and other receivables amounted to Ps.388.7 million in fiscal year 2009, Ps.173.8 million higher than fiscal year 2008, which was in turn Ps.55.7 million higher than the Ps.159.2 million recorded in the previous fiscal year. Both in fiscal years 2009 and 2008, a significant percentage of this increase was attributable to the seasoning of the loan portfolio within the economic context.
Administrative expenses for fiscal year 2009 amounted to Ps.1,321.8 million, 13.3% higher than the Ps.1,166.5 million from fiscal year 2008, which in turn were 33.3% higher than the Ps.875.1 million for fiscal year 2007. Both in fiscal years 2009 and 2008, the increase in administrative expenses was related to the increase in personnel expenses and in the remaining administrative expenses. In fiscal year 2009, the increase in personnel expenses (salaries, social charges and expenses for personnel services) were associated with the increase in salaries, since the staff was decreased by 2.8% from 9,408 to 9,142 employees. The other administrative expenses showed a controlled growth, as a result of a successful policy of expenditure control within the framework of an inflationary context. Variations in fiscal year 2008 compared to fiscal year 2007, were related to the increase in staff, the higher level of activity, the expansion of the distribution network and the increase in inflation during the year.
Income from equity investments amounted to Ps.149.5 million, Ps.137.4 million and Ps.93.6 million, for fiscal years 2009, 2008 and 2007, respectively. Income from equity investments for fiscal year 2009 was mainly due to Banco Galicia’s gain from its interest in Tarjetas Regionales S.A. (Ps.133.0 million), while for fiscal year 2008, it was mainly due to Banco Galicia’s gain from its interest in Tarjetas Regionales S.A. (Ps.76.4 million) and the Ps.53.8 million profit from dividends received because of Banco Galicia’s interest in Visa Argentina S.A. In fiscal year 2007, income was mainly due to the Bank’s interest in Tarjetas Regionales S.A.
Banco Galicia recorded Ps.139.3 million, Ps.63.0 million and Ps.65.5 million miscellaneous net losses for fiscal years 2009, 2008 and 2007, respectively. The loss for fiscal year 2009 was mainly attributable to the amortization of deferred losses from amparo claims of Ps.109.3 million. The increase in amortizations of amparo claims (Ps.69.8 million) in 2009 as compared to 2008, is attributable to the fact that, from January 2009, Banco Galicia began to amortize in 36 monthly installments the amount deferred at December 31, 2008. The loss for fiscal year 2008 was mainly attributable to the amortization of deferred losses from amparo claims of Ps.39.5 million, together with the net establishment of allowances. This effect was partially offset by income related to loan recoveries of Ps.54.6 million and financial income from margin requirements in connection with repurchase agreement transactions of Ps.34.2 million. The loss for fiscal year 2007 was mainly attributable to the loss due to the amortization of deferred losses from amparo claims of Ps.108.7 million, partially offset by loan recoveries of Ps.36.7 million and financial income from margin requirements in connection with repurchase agreement transactions of Ps.15.8 million.
Regional Credit Cards
The table below shows the results of our regional credit cards business segment.

	As of December 31,
In millions of Pesos, except percentages	2009	2008	2007
Net Financial Income	375.5	296.2	203.2
Net Income from Services	737.0	571.8	409.0

Net Operating Revenue	1,112.5	868.0	612.2

Provisions for Loan Losses	250.8	180.4	96.3
Administrative Expenses	621.9	554.5	369.5

Net Operating Income	239.8	133.1	146.4

Other Income (Loss)	54.9	45.2	41.4
Minority Interests	(32.6)	(20.6)	(27.5)

Pre-tax Income	262.1	157.7	160.3

Income Tax Provision	129.1	81.3	72.1

Net Income	133.0	76.4	88.2

Net Income as a % of Grupo Financiero Galicia’s Net Income	58%	43%	192%
Average Loans	2,402.5	2,105.0	1,703.1

In fiscal year 2009, the business segment of the regional credit card companies recorded net income of Ps.133.0 million, 74.1% higher than the Ps.76.4 million gain from fiscal year 2008. In turn, net income for fiscal year 2008 was lower by 13.4% compared to fiscal year 2007, which amounted to Ps.88.2 million.
The increase in the income for fiscal year 2009 was mainly a result of the increase in net operating revenues of Ps.244.5 million, which was more than the increase in the provisions for loan losses of Ps.70.4 million and the administrative expenses of Ps.67.4 million.
The decrease in net income for fiscal year 2008 was mainly a result of the fact that the increase in net operating revenues of Ps.255.8 million was more than offset by the increase in provisions for loan losses and other receivables for Ps.84.1 million and higher administrative expenses of Ps.185.0 million.
During fiscal year 2009, the regional credit card companies experienced growth in the most significant variables as compared to 2008: (i) average statements issued: 6.6%, reaching 1.85 million on annual average, (ii) loan portfolio (including managed portfolio): 3.8%, amounting to Ps.3,376 million at year-end, (iii) turnover: 20%, reaching Ps.9,061 million on an annual basis and (iv) the number of purchase transactions: 10.5%, reaching 74.7 million during the year. The distribution network remained stable at 209 service centers. The number of personnel remained almost unchanged, reaching 3,936 employees as of December 31, 2009.
During fiscal year 2008, the customer base of the regional credit card companies as a whole increased 16% as compared to the previous fiscal year, and the number of authorized cards exceeded 4.7 million cards in December 2008. The number of statements issued increased 18.1% in fiscal year 2008, as compared to the previous fiscal year, with almost 1.9 million statements as of December 2008. The distribution network continued growing, reaching 208 service centers in Argentina, 23 more centers than in fiscal year 2007 (+12%). Staff increased by 129 people, reaching 3,898 employees. Annual turnover in stores (valued at real prices as of December 2008) exceeded Ps.7,550 million, while the average loan portfolio increased 23.6%.
In fiscal years 2009 and 2008, the higher provisions for loan losses and other receivables were mainly related to the seasoning of the portfolio. With regard to fiscal year 2009, it is worth mentioning the great efforts made to control delinquency, adopting many preventive measures and improving the collection capacity, allowing the bank to contain related losses.
The increase in administrative expenses, both in fiscal year 2009 and 2008, was mainly related to the increase in the level of activity, inflation rate and the geographical expansion.
In both fiscal years, miscellaneous net income mainly reflected loans recovered.
Insurance
The table below shows the results of our insurance business segment.

	As of September 30,
In millions of Pesos, except percentages	2009	2008	2007
Net Financial Income	28.5	20.2	16.6

Net Operating Revenue	28.5	20.2	16.6

Administrative Expenses	42.9	30.0	16.1

Net Operating Income	(14.4)	(9.8)	0.5

Other Income (Loss)	55.3	43.5	22.0

Pre-tax Income	40.9	33.7	22.5

Income Tax Provision	14.1	11.1	7.9

Net Income	26.8	22.6	14.6

Net Income as a % of Grupo Financiero Galicia’s Net Income	12%	13%	32%

The accounting rules of the Argentine Central Bank establish that the accounts of non-homogeneous activities must be included under “Other Income/Loss”, therefore the income statement of Sudamericana was reclassified and that is why, in the table above, its main accounts (earned premiums, claims, acquisition costs, etc.) are included in such item. The results of this segment mainly represent the results of Galicia Seguros. For consolidation purposes, we have used Sudamericana’s consolidated financial statements as of September 30 of each year.
In the twelve-month period ended September 30, 2009, the insurance segment recorded Ps.26.8 million in net income. In the same period, Galicia Seguros recorded gains of Ps.24.4 million. This segment’s net income was mainly due to: (i) Ps.309.5 million of earned premiums, claims of Ps.40.7 million, and acquisition costs of Ps.114.3 million, (ii) net financial income of Ps.28.5 million, and (iii) administrative expenses amounting to Ps.42.9 million, of which approximately 36% corresponded to personnel expenses. Earned premiums for the twelve months ended September 30, 2009 were Ps.83.5 million greater than in the same period of 2008, representing a 37% increase.
In the twelve-month period ended September 30, 2008, the insurance segment recorded Ps.22.6 million in net income. In the same period, Galicia Seguros recorded gains of Ps.20.7 million. This segment’s net income was mainly due to: (i) Ps.221.4 million of earned premiums and additional fees, claims for Ps.22.1 million, and acquisition costs of Ps.90.2 million; (ii) net financial income of Ps.20.2 million, and (iii) administrative expenses amounting to Ps.30.0 million, of which approximately 41% corresponded to personnel expenses.
In the twelve-month period ended September 30, 2007, the insurance segment recorded Ps.14.6 million in net income. In the same period, Galicia Seguros recorded gains of Ps.15.6 million. This segment’s net income was mainly due to: (i) Ps.93.4 million of earned premiums and additional fees, claims for Ps.20.8 million, and acquisition costs of Ps.31.7 million, (ii) net financial income for Ps.16.6 million, and (iii) administrative expenses amounting to Ps.16.1 million, of which approximately 50% corresponded to personnel expenses.
During the three fiscal years, the company’s growths in premiums earned were mainly the result of Galicia Seguros’ performance through group life insurance, home insurance and accidental, death and dismemberment insurance sold through Banco Galicia and the regional credit card companies. The sales call center (customer contact center) helped to achieve such growths.
During 2009, 2008 and 2007, acquisition costs grew following the increases in underwritten premiums, while increases in administrative expenses were mainly due to the fact that a part of the value added tax is recorded at cost (certain life insurance products are exempt from such tax but the fees paid to the brokers and other expenses related thereto are subject to such tax) and to the salary increases and increases in other expenses within an inflationary context. It is important to note that during the three years the claims ratio have remained at practically the same level.
Other Grupo Businesses
This segment includes the results of Net Investment, Galicia Warrants, Galval Agente de Valores and GV Mandataria. In fiscal year 2009, the segment recorded Ps.2.3 million in net income, compared to Ps.0.1 million in fiscal year 2008 and Ps.1.2 million in fiscal year 2007. In fiscal year 2009, this segment’s results were attributable to the net income of Galicia Warrants and GV Mandataria of Ps.7.7 million and Ps.0.1 million, respectively, partially offset by losses of Ps.4.7 million and Ps.0.8 million corresponding to Galval Agente de Valores and Net Investment, respectively.
In fiscal year 2008, this segment’s results were attributable to Galicia Warrant’s net income of Ps.2.4 million, partially offset by a Ps.1.2 million, Ps.1.1 million and Ps.0.02 million losses of Net Investment, Galval Agente de Valores and GV Mandataria, respectively.
In fiscal year 2007, this segment’s results were attributable to Galicia Warrant’s net income of Ps.1.3 million, partially offset by a Ps.0.04 million loss of Galval Agente de Valores.

Consolidated Assets
The structure and main components of our consolidated assets as of the dates indicated were as follows:

	As of December 31,
	2009		2008		2007
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Cash and Due from Banks	3,696.3	13.4	3,405.1	13.8	2,960.0	13.0
Government and Corporate Securities	3,920.4	14.2	1,531.9	6.2	1,694.0	7.4
Loans	13,477.9	48.8	11,774.6	47.6	11,601.0	50.8
Other Assets	6,507.8	23.6	8,024.2	32.4	6,573.7	28.8

Total	27,602.4	100.0	24,735.8	100.0	22,828.7	100.0

Of our Ps.27,602.4 million total assets as of December 31, 2009, Ps.27,224.7 million, equivalent to 98.6% of the total, corresponded to the Bank on a consolidated basis. The remaining 1.4% was attributable mainly to Sudamericana on a consolidated basis (Ps.260.7 million). The composition of our assets shows an increase in the participation of the line items “Loans” and “Government and Corporate Securities”, to the detriment of “Cash and Due from Banks” and “Other Assets”.
The item “Cash and Due from Banks” mainly included cash for Ps.1,379.9 million, balances held at the Argentine Central Bank for Ps.2,066.8 million and balances held in correspondent banks for Ps.249.6 million. The balance held at the Argentine Central Bank and part of the cash are computable for meeting the minimum cash requirements set by the Argentine Central Bank as explained under Item 5. “Operating and Financial Review and Prospects-Item 5.B. Liquidity and Capital Resources-Liquidity”.
Our holdings of government and corporate securities as of December 31, 2009 amounted to Ps.3,920.4 million, of which Ps.3,907.3 million were government securities. Our holdings of government and corporate securities are shown in more detail under Item 4. “Information on the Company-Selected Statistical Information-Government and Corporate Securities”.
Our total net loans amounted to Ps.13,477.9 million, of which Ps.13,457.5 million corresponded to the Bank (including the regional credit card companies’ portfolios) and the remaining amount to Secured Loans held by Sudamericana. For more information on the Bank’s loan portfolio, see Item 4. “Information on the Company-Selected Statistical Information-Loan Portfolio”.
The “Other Assets” item mainly includes the following items recorded on our balance sheet under “Other Receivables Resulting from Financial Brokerage”, unless otherwise noted:
•	Ps.1,242.7 million recorded under “Bank Premises and Equipment”, “Miscellaneous Assets” and “Intangible Assets”, excluding from the latter the deferred losses from amparo claims.
•	Ps.887.6 million of forward purchases of Boden 2012 Bonds in connection with repurchase agreement transactions (including the corresponding security margins recorded as “Miscellaneous Receivables” in the balance sheet).
•	Ps.584.1 million corresponding to our holdings of debt securities and participation certificates issued by the Galtrust I Financial Trust, resulting from the securitization of loans to the provincial public sector in late 2000.
•	Ps.428.7 million corresponding to holdings of the participation certificate in, and debt securities of, the special fund (referred to as “Special Fund Former Almafuerte Bank”) jointly formed by the Bank with other private-sector banks in order to facilitate the recovery of the assets of former Almafuerte Bank.
•	Ps.339.2 million corresponding to “Assets under Financial Leases”.
•	Ps.331.5 million corresponding to participation certificates in, and debt securities of, different financial trusts, created by the Bank or by third parties.
•	Ps.327.0 million corresponding to the minimum presumed income tax recorded under “Miscellaneous Receivables”.

•	Ps.272.4 million corresponding to balances deposited at the Argentine Central Bank as guarantees in favor of clearing houses.
•	Ps.259.1 million recorded as an intangible asset, which reflect deferred losses in connection with amparo claims due to the difference between the amount paid to depositors (the deposit’s original contractual amount, collected by depositors in US Dollars or at the free market exchange rate) as a consequence of court orders, and the amount established by the pesification rules (conversion at the Ps.1.40 per US Dollar exchange rate, plus CER adjustment and interest), net of the accumulated amortization, plus the amount of deferred amortization.
•	Ps.226.6 million of forward purchases of Discount Bonds in Pesos in connection with repurchase agreements (including the corresponding security margins recorded as “Miscellaneous Receivables” in the balance sheet).
•	Ps.65.2 million corresponding to equity investments.
•	Ps.32.5 million corresponding to debt securities, mostly of the Bank (Ps.39.8 million) and the rest corresponding to securities issued by other companies.
Exposure to the Argentine Public Sector
The following table shows our total net exposure to the Argentine public sector as of December 31, 2009, 2008 and 2007. This exposure mainly consisted of exposure of the Bank.

	As of December 31,
	2009	2008	2007
	(in millions of Pesos)
Net Position in Government Securities	4,933.0	3,645.3	3,877.8

Trading and Investment Accounts	1,810.5	627.6	435.8
Boden 2012 Bonds	1,906.9	2,350.8	2,744.3
Nobac 2010	269.9	—	—
Bonar 2015 Bonds	323.7	—	—
Discount Bonds in Pesos and GDP-Linked Negotiable Securities	622.0	666.9	697.7

Loans	25.4	1,480.7	1,372.6

Financial Sector	—	107.1	107.1
Secured Loans and Others	25.4	1,373.6	1,265.5

Other Receivables Resulting from Financial Brokerage	924.6	928.3	870.4

Trusts’ Certificates of Participation and Securities	923.7	927.5	870.1

Other	0.9	0.8	0.3

Total Assets (1)	5,883.0	6,054.3	6,120.8

(1)	Does not include deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with the Argentine Central Bank’s minimum cash requirements.
As of December 31, 2009, our total exposure to the public sector amounted to Ps.5,883 million. The decrease as compared to the two previous fiscal years was mainly due to the sale of part of the public sector assets portfolio received from the exchange of Secured Loans carried out by the end of January, 2009 and to the sale in June 2009 of the 15th interest and amortization coupon of Boden 2012 Bonds due in August 2009. Likewise, but with lower impact, it was due to the fact of having received assets issued by the Argentine Central Bank during said exchange.
Excluding Banco Galicia’s holding of debt securities issued by the Argentine Central Bank (Ps.1,953.7 million, Ps.583.8 million and Ps.378.4 million, for fiscal years 2009, 2008 and 2007, respectively), net exposure to the non-financial public sector decreased by Ps.1,541.2 million compared to 2008 and by Ps.1,813.1 million compared to 2007, which represents decreases of 28.2% and 31.6%, respectively.

Securitization of Assets
In the normal course of business, our operating subsidiaries (the Bank and the regional credit card companies) use the securitization of assets as a source of funding. The securitization of assets basically involves a company transferring assets to a trust and the trust funding the purchase by issuing securities that are sold to third parties. A trust is a special-purpose entity, not an operating entity; typically, a trust is set up for the single purpose of completing the securitization transaction, has a limited life and no employees. Trust securities can be publicly offered, which is the case in those financial trusts in which the Bank or the regional credit card companies acted as trustor. See Note 30 to our audited financial statements for a description of the outstanding trusts as of December 31, 2009.
In 2009, 2008 and 2007, we generated funds through the securitization and sale of on-balance sheet and off-balance sheet loans of the Bank and the regional credit card companies, for aggregate amounts of Ps.40 million, Ps.644.3 million and Ps.617.8 million, respectively. No gains or losses were recognized in the sale of these loans. As a result of these securitizations, we retained certain interests in those trusts through senior debt securities and certificates of participation in the amount of Ps.14.5 million in fiscal year 2009, Ps.101.1 million in fiscal year 2008 and Ps.101.0 million in fiscal year 2007.
Funding
The Bank’s and the regional credit card companies’ lending activities are our main asset-generating businesses. Accordingly, most of our borrowing and liquidity needs are associated with these activities. We also have liquidity needs at the level of our holding company, which are discussed in Item 5. “Operating and Financial Review and Prospects-Item 5.B. “Liquidity and Capital Resources-Liquidity-Holding Company on an Individual Basis”. Our objective is to maintain cost-effective and well diversified funding to support current and future asset growth in our businesses. For this, we rely on diverse sources of funding and have also engaged in a process of reducing the Bank’s high cost liabilities incurred as a consequence of the 2001-2002 crisis. The use and availability of funding sources depends on market conditions, both local and foreign, and prevailing interest rates. Market conditions in Argentina include a structurally limited availability of domestic long-term funding.
Our funding activities and liquidity planning are integrated into our asset and liability management and our financial risks management and policies. The liquidity policy of the Bank, our main subsidiary, is described in Item 5. “Operating and Financial Review and Prospects-Item 5.B. “Liquidity and Capital Resources-Banco Galicia’s Liquidity Management” and our other financial risk policies, including interest rate, currency and market risks are described in Item 11. “Quantitative and Qualitative Disclosures about Market Risk”. Our funding sources are discussed below.
Traditionally, our primary source of funding has been the Bank’s deposit taking activity. In 2009, the net increase of Ps.2,983.3 million of deposits was the principal source of funding. Although the Bank has access to Argentine Central Bank financing, management does not view this as a primary source of funding.
Other important sources of funding have traditionally included issuing Dollar-denominated medium and long-term debt securities issued in foreign capital markets and borrowing from international banks and multilateral credit agencies. After the restructuring of its foreign debt in May 2004, the Bank has not relied on the issuance of new debt securities, having entered into two long term loan agreements with the IFC in 2005 and 2007, for US$90 million, with the purpose of funding long-term loans to SMEs. On the contrary, as part of the above-mentioned strategy of strengthening our balance sheet, the Bank began to prepay its restructured foreign debt (both bank loans and bonds maturing in 2010 and 2014). The regional credit card companies have issued debt securities in the local and foreign capital markets in the last few years.
Selling government securities under repurchase agreement transactions has been another recurrent source of funding for the Bank. In 2009, the repurchase transactions of government securities decreased Ps.373.1 million (principal and interest) and in 2008 decreased Ps.273.2 million (principal and interest). Within its liquidity policy, the Bank considers its unencumbered liquid government securities holdings as part of its available excess liquidity. See Item 5. “Operating and Financial Review and Prospects-Item 5.B. Liquidity and Capital Resources-Banco Galicia’s Liquidity Management”.

In the last few years (except for 2009), the securitization of assets in the local market has also become a significant and growing source of medium-term funding, for up to approximately four years for the Bank, while for the regional credit cards the terms are shorter (approximately two years). In fiscal year 2008, the securitization of loans generated funds of Ps.261.5 million from the securitization of loans granted by the Bank on an individual basis, and of Ps.382.8 million from the securitization of the regional credit card companies’ loan portfolios. See “-Securitization of Assets”.
The regional credit card companies fund their business through the issuance of debt securities in the local and international capital markets, borrowing from local financial institutions, asset securitization and debt with merchants generated in the ordinary course of business of any credit card issuing company. In 2009, the regional credit card companies issued negotiable obligations in an amount equal to Ps.266.9 million.
During 2007, proceeds from the sale of Secured Loans and Bogar Bonds for Ps.1,601.7 million (principal, interest and CER adjustment) were mostly applied to the prepayment of debt with the Argentine Central Bank and proceeds of the sale of Boden 2012 Bonds, for US$190.8 million, were used for the prepayment of restructured foreign debt.
Below is a breakdown of our funding as of the dates indicated:

	December 31,
	2009		2008		2007
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Deposits	17,039.4	61.7	14,056.1	56.8	13,165.6	57.8
Current Accounts and Other Demand Deposits	3,719.1	13.5	3,105.4	12.6	2,675.4	11.7
Savings Accounts	4,994.7	18.1	4,035.0	16.3	3,380.1	14.8
Time Deposits	7,954.8	28.8	6,548.0	26.5	6,708.8	29.5
Other Deposits	248.7	0.9	263.2	1.1	291.6	1.3
Accrued Interest, Quotation Differences and CER Adjustment	122.1	0.4	104.5	0.4	113.7	0.5

Debt with Financial Institutions (1)	1,480.1	5.4	2,172.9	8.8	2,307.8	10.1
Domestic Financial Institutions	322.3	1.2	248.6	1.0	318.5	1.4
International Banks and Credit Agencies	548.1	2.0	941.5	3.8	733.3	3.2
Repurchases	609.7	2.2	982.8	4.0	1,256.0	5.5

Negotiable Obligations (Unsubordinated and Subordinated) (1)	2,716.6	9.8	2,932.5	11.9	3,105.6	13.6

Other obligations	4,314.0	15.6	3,728.6	15.0	2,595.2	11.3

Shareholders’ Equity	2,052.5	7.4	1,845.7	7.5	1,654.5	7.2

Total Funding	27,602.6	100.0	24,735.8	100.0	22,828.7	100.0

(1)	Includes accrued interest, quotation differences, and CER adjustment where applicable.
As of December 31, 2009, deposits represented 61.7% of our funding, up from 56.8% as of December 31, 2008 and up from 57.8% as of December 31, 2007. Our deposit base has increased 21.2% in 2009 and 6.8% in 2008. In 2009, the increase in deposits for Ps.2,983.3 million was due to the increase in transactional deposits (deposits in current and savings accounts) and time deposits. The increase in 2008 was the result of an increase in transactional deposits. All of the growth was due to deposits received by the Bank’s Argentine operations. For more information on deposits, see Item 4. “Information on the Company-Selected Statistical Information-Deposits”.
As of December 31, 2009, credit lines from international banks and credit agencies representing Dollar-denominated debt subject to foreign law amounted to Ps.548.1 million. Of this total, Ps.104.3 million represented debt of the Bank’s Head Office, the restructuring of which was completed in May 2004, Ps.182.7 million corresponded to trade loans, and Ps.261.1 million corresponded to an IFC loan granted to the Bank in 2005 which increased at the end of 2007 with the signing of a new agreement. Credit lines from banks and international agencies decreased to Ps.548.1 million at the end of 2009 from Ps.941.5 million as of December 31, 2008. The decrease was mainly due to the decrease in trade loans.

The decrease of the credit lines from banks and international agencies to Ps.733.3 million at the end of 2007 from Ps.870.5 million as of December 31, 2006 was mainly due to the Bank’s repurchase of its loans due in 2010 and in 2014, in market transactions carried out during the fiscal year, for an aggregate principal amount of US$188.3 million (US$196.6 million of face value). It was also due to the amortization of loans due in 2010 in accordance with their terms and conditions (for US$6.4 million) and to the partial prepayment of loans due in 2014 (for US$2.3 million) at par and in reverse order to maturity, triggered by the Bank’s capital increase, pursuant to the terms and conditions of the agreements subscribed for as part of the Bank’s foreign debt restructuring completed in 2004. These decreases were partially offset by our borrowings of US$80.0 million, in July 2007, which proceeds were used to capitalize the Bank.
Our debt securities outstanding amounted to Ps.2,716.6 million (principal and interest) as of December 31, 2009, as compared to Ps.2,932.5 million as of December 31, 2008, and Ps.3,105.6 million as of December 31, 2007. Of our debt securities outstanding at the end of fiscal year 2009, Ps.2,387.9 million (only principal) corresponded to Dollar-denominated debt subject to foreign law and Ps.237.6 million (only principal) corresponded to Peso-denominated debt of the regional credit card companies structured as negotiable obligations. As of December 31, 2009, the breakdown of our Dollar-denominated debt was as follows:
•	Ps.129.9 million and Ps.736.5 million of 2010 Notes and 2014 Notes, respectively, and Ps.1,082.1 million of 2019 Notes, all of them issued in 2004 and corresponding to new debt of the Bank resulting from the foreign debt restructuring completed in May of said year.
•	Ps.133.7 million and Ps.57.3 million of Class IX Series I and II Negotiable Obligations, respectively, maturing in 2010 and 2011, issued by Tarjeta Naranja S.A.
•	Ps.75.9 million of Series XX Negotiable Obligations, maturing in 2010, issued by Tarjetas Cuyanas S.A.
•	Ps.125.8 million and Ps.40.3 million of Serie I and Serie II Negotiable Obligations, respectively, maturing in 2010 and 2011, issued by Grupo Financiero Galicia S.A.
•	Ps.6.4 million of past due foreign debt included in the Bank’s 2004 debt restructuring, the holders of which did not participate in such restructuring.
The decrease in our debt securities outstanding as of December 31, 2009 from the amount as of December 31, 2008 was mainly the consequence of the following: i) the payment of two principal installments for the 2010 Notes of 12.5% each, for a total of US$68.4 million, ii) the cancellation in advance of 2014 Notes for US$77.3 million, which were acquired in market transactions carried out during the fiscal year, (iii) the full amortization of Banco Galicia Uruguay’s restructured debt structured as negotiable obligations by US$16.1 million and (iv) the issuance of Ps.125.8 million and Ps.40.3 million of Serie I and Serie II Negotiable Obligations, respectively, by Grupo Financiero Galicia S.A.
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
For more information see “-Contractual Obligations” below.
Ratings
In December 2009, the Class I Series I and II Notes of Grupo Financiero Galicia were rated as “A+” by Evaluadora Latinoamericana.
In December 2009, Standard & Poor’s granted the Notes Due 2010 and Notes Due 2014 a “raA” rating, and a “raA-” rating was granted to the Subordinated Notes Due 2019, thus reflecting a “stable” outlook. Standard & Poor’s noted that this “reflects the expectations that the Bank shall continue showing positive results that will contribute to an additional improvement of its capital level and shall continue gradually strengthening its balance sheet, with a higher reduction of its exposure to sovereign debt”. Banco Galicia’s short- and long-term deposits were granted the “raA” and “raA-1” ratings, respectively.

In turn, Moody’s granted, nationally, a “Aa3.ar” rating to the outstanding Notes mentioned in the paragraph above, while peso-denominated deposits and deposits in foreign currency were granted “Aa2.ar” and “Ba1.ar” ratings, respectively.
During the year, Tarjeta Naranja S.A. issued Series I and II class IX Notes, which in December 2009, were rated domestically by Fitch Argentina Calificadora de Riesgo S.A. as “A+”, the same rate that Class IV notes were granted.
At the end of 2009, Tarjetas Cuyanas S.A. issued class XX notes rated by Fitch Argentina Calificadora de Riesgo S.A as “A-”, the same as its class XVIII notes.
Additionally, Moody’s has rated the Trustee Quality of Banco Galicia. The aim of this rating is to provide the market with an additional tool to assess the Trustee’s ability to meet its obligations under the transactions in which it participates. Banco Galicia was rated as TQ1(-).ar, which means a strong capability in managing underlying assets for the benefit of investors.
Such rating is mainly based on the following factors: (i) organizational structure and business strategy higher than the average level; (ii) strong ability to play the role of trustee in securitized transactions based on a satisfactory capacity to manage cash funds, the role in the monitoring and reporting of relevant events and the procedures for verifying payment instructions independently; (iii) strong operational stability based on the presence of clear origination, oversight and control procedures, and systems for managing trust operations; and (iv) financial stability above the average level in comparison with other entities, as indicated by Banco Galicia’s deposits rating.
The following are our ratings:

	Standard &		Evaluadora
	Poor’s	Fitch Argentina	Latinoamericana	Moody’s
LOCAL RATINGS
Grupo Financiero Galicia S.A.
Rating of Shares	1
Short-/Medium Term Debt (1)			A+
Banco de Galicia y Buenos Aires S.A.
Counterparty Rating	raA
Medium-/Long-Term Debt (2) (3)	raA		A+	Aa3.ar
Subordinated Debt (2) (4)	raA-		A	Aa3.ar
Deposits (Long Term / Short Term)	raA / raA-1
Deposits (Local Currency / Foreign Currency)				Aa2.ar / Ba1.ar
Trustee				TQ1(-).ar
Tarjeta Naranja S.A.
Medium-/Long-Term Debt (2) (5)		A+(arg)
Short-Term Debt (2) (6)		A+(arg)
Tarjetas Cuyanas S.A.
Long-Term Debt (2) (7)		A-(arg)
Short-Term Debt (2) (8)		A-(arg)

INTERNATIONAL RATINGS
Tarjeta Naranja S.A.
Medium-/Long-Term Debt (2) (9)		B-
Tarjetas Cuyanas S.A.
Long-Term Debt (2) (7)		B-

(1)	Negotiable Obligations Due in 2010 and 2011, issued on June 4, 2009.

(2)	See “-Contractual Obligations”.

(3)	Negotiable Obligations Due in 2010 and Negotiable Obligations Due in 2014.

(4)	Subordinated Negotiable Obligations Due in 2019.

(5)	Class IV and Class IX, Series II Negotiable Obligations.

(6)	Class IX Series I Negotiable Obligations.

(7)	Series XVIII Negotiable Obligations.

(8)	Series XX Negotiable Obligations.

(9)	Class IV Negotiable Obligations.

Debt Programs
On April 5, 2010 the Board of Directors approved the terms and conditions for the issuance of the Class II, Series I, Series II and Series III Notes, for a total amount of up to US$45 million, within the Global Short-, Medium- and Long-Term Note Program for a maximum outstanding amount of US$60 million approved during 2009.
Additionally, the ordinary and extraordinary shareholders’ meeting of Grupo Financiero Galicia held on April 14, 2010 approved an extension of US$40 million in the amount of the Global Program of simple short-, mid- and/or long-term Negotiable Obligations. Therefore, the maximum amount of the Program, which was of up to US$60 million or its equivalent in any other currency, was set up to US$100 million or its equivalent in any other currency.
On June 8, 2010 Grupo Financiero Galicia issued two series of bonds for a total amount of US$45 million, with the following characteristics: (i) US$18.14 million of 8% Class II, Series II Notes, due in 2012, this bond was issued at a price of 101.82/100 with a yield of 7% and (ii) US$26.86 million of 9% Class II, Series III Notes due in 2013, this bond was issued at a price of 101.28/100 with a yield of 8.5%. Interest is payable semiannually.
On March 9, 2009, the ordinary shareholders’ meeting of Grupo Financiero Galicia and a meeting of the Board of Directors created a Global Short-, Medium- and Long-Term Note Program, for a maximum outstanding amount of US$60 million. This program was authorized pursuant to Resolution No 16113 of April 29, 2009 of the CNV. On March 16, 2009 and on April 24, 2009, the Board of Directors approved the terms and conditions of the issuance of the Class I, Series I and Series II Notes. Within the US$60 million Global Short-, Medium- and Long-Term Note Program, on June 4, 2009 Grupo Financiero Galicia issued two series of bonds for a total amount of US$45 million, with the following characteristics: (i) US$34.4 million of Non-interest bearing Class I, Series I Notes, due on May 30, 2010, this bond was issued at a price of 92.68/100 and with a yield of 8%; and (ii) US$10.6 million of 12.5% Class I, Series II Notes, due on May 25, 2011, this bond was issued at a price of 103.48/100 with a yield of 10.5%. Interest is payable on the notes described in (ii) semiannually.
The Bank has a program outstanding for the issuance and re-issuance of non-convertible negotiable obligations, subordinated or non-subordinated, adjustable or non-adjustable, secured or unsecured, with a tenor from 30 days to up to the current permitted maximum (30 years), for a maximum outstanding face value during the period of such program of up to Ps.1.0 billion or US$342.5 million. The term of the program is for five years commencing on the date of approval by the CNV. The program was approved by the CNV on November 4, 2005. As of the date of this annual report, no debt had been issued under the program.
Tarjeta Naranja S.A. has a program outstanding with the same characteristics, for a maximum outstanding face value during the period of such program of up to US$350 million. The program was approved by the CNV on November 11, 2007. As of December 31, 2009, debt for a principal amount outstanding of US$99.5 million had been issued under the program. Tarjetas Cuyanas S.A. has a program outstanding with the same characteristics, for a maximum outstanding face value during the period of such program of up to US$80 million. The CNV approved the program on May 2, 2007 and increased its maximum outstanding face value to up to US$120 million on May 18, 2010. As of December 31, 2009, debt for a principal amount outstanding of US$44.7 million had been issued under this program.

Contractual Obligations
The table below identifies the principal amounts of our main on balance-sheet contractual obligations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due, as of December 31, 2009.

		Annual		Less than	1 to 3	3 to 5	Over 5
	Maturity	Interest Rate	Total	1 Year	Years	Years	Years
Grupo Financiero Galicia
Negotiable Obligations Serie I Due 2010 (US$) (1)	2010	—	125.8	125.8	—	—	—
Negotiable Obligations Serie II Due 2011 (US$) (1)	2011	12.50%	41.2	0.9	40.3	—	—

Banco Galicia
Deposits
Time Deposits (including Other Deposits) (Pesos/US$)	Various	Various	8,089.6	7,949.6	139.9	0.1	—
Bonds
2010 Notes (US$) (2) (3) (4)	2010	Libor + 350 bp	133.0	133.0	—	—	—
2014 Notes (US$) (2) (3) (5)	2014	7.00%	762.4	200.5	349.2	212.7	—
2019 Notes (US$) (2) (6)	2019	11.00%	1,137.4	—	—	—	1,137.4
9% Notes Due 2003 (US$) (7)	2003	9.00%	11.1	11.1	—	—	—
Loans
Floating Rate Loans Due 2010 (US$) (2) (3) (4)	2010	Libor + 350 bp	2.0	2.0	—	—	—
Floating Rate Loans Due 2014 (US$) (2) (3) (5)	2014	Libor + 85 bp	95.9	23.5	45.0	27.4	—
Floating Rate Loans Due 2019 (US$) (2) (8)	2019	Libor + 578 bp	7.6	—	—	—	7.6
IFC Financial Loans (US$)	Various	Libor + 350 bp	261.1	49.1	115.5	96.5	—
Other Financial Loans (US$) (9)	2010	Various	181.2	181.2	—	—	—
IDB Financial Loans (Pesos)	Various	Various	70.8	14.9	26.4	16.1	13.4
Fontar Financial Loans (Pesos)	Various	Various	62.0	16.6	26.1	13.0	6.3
Short-Term Interbank Loans (Pesos)	2010	9.76%	70.0	70.0	—	—	—
Repurchases (Pesos) (10)	2010	Various	278.3	278.3	—	—	—
Repurchases (US$) (10)	2010	Various	331.4	331.4	—	—	—

Tarjetas Regionales S.A.
Financial Loans with Local Banks (Pesos)	Various	Various	181.4	116.3	65.1	—	—
Negotiable Obligations (Pesos/US$) (11)	Various	Various	505.7	328.4	177.3	—	—

Total			12,347.9	9,832.6	984.8	365.8	1,164.7

Principal and interest. Includes the CER adjustment, where applicable.

(1)	Corresponds to Notes issued by Grupo Financiero Galicia in dollars and in two series. Series I was issued with discounted base and in a 360-day term. Series II was issued at a 12.5% fixed rate with a 540-day term. Principal of both series will be fully paid at maturity. Interest in Series II will be paid in a 180-day term.

(2)	Issued in 2004 as part of the restructuring of the foreign debt of the Bank’s Head Office and its Cayman Branch.

(3)	Interest payable in cash, semiannually, on January 1 and July 1 of each year, beginning on July 1, 2004.

(4)	Floating Rate Notes Due 2010: Principal amortizes semiannually, on January 1 and July 1 of each year, beginning on July 1, 2006, in eight equal installments of 12.5% of principal at issuance or incurrence, until maturity on January 1, 2010, when the remaining 12.5% is due.

(5)	Step-Up Rate Notes Due 2014: Principal amortizes semiannually, on January 1 and July 1 of each year, beginning on January 1, 2010, in eight equal installments of 11.11% of principal at issuance or incurrence, until maturity, when the remaining 4.86% is due (during 2007, the Bank made a cancellation in advance which was applied to the last installment, which modified the original cash flow). The rate increased 1% on January 1 of each year, until it reached 7% on January 1, 2008.

(6)	Subordinated Notes Due 2019: Interest paid in cash: 6% per annum from January 1, 2004 until (but not including) January 1, 2014, payable semiannually, on January 1 and July 1 of each year, beginning on July 1, 2004. Unless the notes are previously redeemed, the annual interest rate will increase to 11% per annum from that date until (but not including) January 1, 2019. Interest paid in additional subordinated negotiable obligations due 2019: 5% per annum from January 1, 2004, to be paid on January 1, 2014 and January 1, 2019. Principal amortizes in full on January 1, 2019, unless the notes are previously redeemed at par plus accrued but unpaid interest, in whole or in part, at the Bank’s option, at any time after the 2010 Notes and the 2014 Notes have been repaid in full and, otherwise, in accordance with the terms of the agreements governing such notes.

(7)	The balance represents debt not tendered by its holders to the exchange offered by the Bank to restructure its foreign debt, which was completed in May 2004.

(8)	Interest payable in cash: Libor+78 b.p., per annum from January 1, 2004, until (but not including) January 1, 2014, payable semiannually, on January 1 and July 1 of each year, beginning on July 1, 2004. Unless the loans are previously redeemed, the annual interest rate will increase to Libor+578 b.p. per annum from that date until (but not including) January 1, 2019. Also pays interest in additional subordinated loans, due 2019: 5% per annum from January 1, 2004, to be paid on January 1, 2014 and January 1, 2019. Principal amortizes in full on January 1, 2019 unless the loans are previously redeemed at part plus accrued interest and additional amounts, if any, in whole or in part at the Bank’s option, in accordance with the terms of the agreements governing such loans.

(9)	Borrowings to finance international trade operations to Bank customers.

(10)	Includes premiums.

(11)	Includes the following Negotiable Obligations:
•	Tarjetas Cuyanas Series XVIII: issued in pesos. Interests are payable semiannually, in June and December, principal amortizes semiannually in 9 installments, the first four installments of 15% beginning on June 14, 2008. The following 3 installments of 10% and the last two installments of 5% each. As to December, Ps.80 million payable in 3 installments of Ps.20 million corresponding to the 10% of the initial value and 2 installments of Ps.10 million.
•	Tarjetas Cuyanas Series XX: issued in dollars. US$20 million. Principal amount is payable in full on December 2, 2010. No interest accrues since it was issued at a discount in respect to its nominal value.
•	Tarjeta Naranja S.A. Class IV: issued in pesos, at a 12.5 % fixed rate, with maturity on November 29, 2011. Interests are payable semiannually, in May and November of each year, beginning in May 29, 2007. Principal amortizes in 8 equal installments of 12.5% in the same months, beginning on May 29, 2008.
•	Tarjeta Naranja S.A. Class IX Series I: issued in dollars. Principal is payable in full on September 1, 2010. No interest accrues since it was issued at a discount in respect to its nominal value.
•	Tarjeta Naranja S.A. Class IX Series II: issued in dollars, at a 12.5 % fixed rate. Interests are payable semiannually in March and September of each year. Principal will be fully repaid on the maturity date.

Off- Balance Sheet Contractual Obligations
Operating Leases
As of December 31, 2009, we also had off-balance sheet contractual obligations arising from the leasing of certain properties used as a part of our distribution network. The estimated future lease payments in connection with these properties are as follows:

(In millions of Pesos)
2010	50.84
2011	59.69
2012	67.34
2013	74.48
2014	79.96
2015 and After	84.31

Total	416.62

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
The Bank, as a shareholder and proportionally to its 10.833% interest, is jointly responsible, to the Province of Córdoba, for contractual obligations under the concession contract for its entire term. Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, the province may force the Bank to assume the unfulfilled commitment, but only in proportion and to the extent of the interest held by the Bank. See Note 3 to our consolidated financial statements.
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

Our credit exposure related to these items as of December 31, 2009, is summarized below:

December 31,
2009
(in millions of Pesos)
Commitments to Extend Credit	1,323.5
Standby Letters of Credit	175.5
Guarantees Granted	194.5
Acceptances	58.9
In addition to the above commitments, as of December 31, 2009, purchase limits available for credit-card holders amounted to Ps.17,591.1 million.
The main fees related to the above mentioned commitments were Ps.6.7 million corresponding to standby letters of credit, Ps.6.3 million from guarantees granted and Ps.0.5 million from commitments to extend credit.
The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to our customers, we may require counter guarantees. As of December 31, 2009, these counter guarantees, classified by type, were as follows:

December 31,
2009
(in millions of Pesos)
Preferred Counter Guarantees	15.4
Other Counter Guarantees	33.3
See Note 25 to our audited consolidated financial statements.
Other
We account for checks drawn on us and other financial institutions, as well as other items in the process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process as of December 31, 2009, were as follows:

December 31, 2009
(in millions of Pesos)
Checks Drawn on the Bank	378.6
Checks Drawn on Other Banks	458.4
Bills and Other Items for Collection	2,262.3
With respect to fiduciary risk, we act as trustee of trust agreements to guarantee obligations arising from various contracts between the parties. As of December 31, 2009, the trust funds amounted to Ps.1,406.8 million.
In addition, we hold securities in custody, which as of December 31, 2009 amounted to Ps.8,119.8 million.
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

Allowance for Loan Losses
Our allowance for loan losses including the allowance for loan losses of the regional credit card companies is maintained in accordance with Argentine Central Bank rules. Under such rules, a minimum allowance for loan losses is calculated primarily based upon the classification of Banco Galicia’s commercial loan borrowers and upon delinquency aging (or the number of days the loan is past due) for individual loan borrowers of both the Bank and the regional credit card companies and for the Bank’s commercial loans of less than Ps.750,000. Although we are required to follow the methodology and guidelines for determining the minimum loan loss allowance as set forth by the Argentine Central Bank, we are allowed to establish additional allowances for loan losses. The determination of the allowance for loan losses requires a significant degree of judgment.
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
U.S. GAAP — Critical Accounting Policies
Additional information in connection with critical accounting policies for U.S. GAAP purposes is described as follows.
Other-than-temporary impairment
Under U.S. GAAP, Government bonds, including Boden 2012 Bonds, Bonar 2015 Bonds and Discount Bonds, and certificates of participation in the Galtrust I Financial Trust and in the Almafuerte Trust, were classified as available-for-sale securities, and therefore, carried at fair value with changes in the fair value reflected in other comprehensive income for the years ended December 31, 2009 and 2008.
“Recognition and Presentation of Other-Than-Temporary Impairments” ASC 320 establishes a new method of recognizing and reporting other-than-temporary impairments of debt securities. Impairment is now considered to be other than temporary if an entity:
1. intends to sell the security;
2. is more likely than not to be required to sell the security before recovering its cost; or
3. does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell)–that is, a ‘credit loss’.
This credit loss is based on the present value of cash flows expected to be collected from the debt security. If a credit loss exists but an entity does not intend to sell the impaired debt security and is more likely than not to be required to sell before recovery, the impairment is other than temporary. It should therefore be separated into:
1. the estimated amount relating to the credit loss, and
2. all other changes in fair value.
Only the estimated credit loss amount is recognized in profit or loss; the remaining change in fair value is recognized in ‘other comprehensive income’. This approach more closely aligns the impairment models for debt securities and loans by reflecting only credit losses as impairment in profit and loss.
As of December 31, 2009 the fair value of the securities exceeded their amortized cost. Therefore for US GAAP purposes we concluded that there was no recognition of impairment.
As of December 31, 2008, the amortized cost exceeded the fair value of these securities by Ps.846.8 million. Therefore, for U.S. GAAP purposes, we have recorded an other-than-temporary impairment of these securities, based on a variety of factors, including the length of time and extent to which the market value has been less than cost, and our intent and ability to hold these securities to recovery.
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
To calculate the allowance required for smaller-balance impaired loans and unimpaired loans, we perform an analysis of historical losses from our consumer and performing commercial loan portfolios in order to estimate losses for U.S. GAAP purposes resulting from loan losses that had been incurred in such loan portfolios at the balance sheet date but which had not been individually identified. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses.
We estimate that, on average, it takes a period of up to one year between the trigger of an impairment event and identification of a loan as being a probable loss for consumer and performing commercial loans.
Many factors can affect the Bank’s estimates of allowance for loan losses, including volatility of default probability, migrations and estimated loss severity.
A ten percent decrease in the expected cash flows of significant impaired loans individually analyzed, could result in an additional impairment of approximately Ps.15.8 million.
A ten percent increase in the historical loss ratios for loans collectively analyzed could result in an additional impairment of approximately Ps.8.3 million.
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
ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10, among other things, requires Grupo Financiero Galicia to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
In addition, ASC 825-10 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments not previously recorded at fair value. Under ASC 825-10, fair value is used for both the initial and subsequent measurement of the designated assets, liabilities and commitments, with the changes on fair value recognized in net income. As a result of ASC 825-10 analysis, Grupo Financiero Galicia has not elected to apply fair value accounting for any of its financial instruments not previously carried at fair value.

Fair Value Hierarchy
ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
ASC 820-10 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
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

As of December 31, 2009, no impairment was recorded according to the test performed by Grupo Financiro Galicia. Furthermore, as of December 31, 2008, Grupo Financiero Galicia performed the impairment test of the goodwill related to the acquisition of certain loan portfolios of the ABN-AMRO Bank and an impairment loss was recognized.
The fair value of equity investments is determined using discounted cash flow techniques. This technique involves complex management judgment in terms of estimating the future cash flows of the companies and in defining the applicable interest rate to discount those cash flows.
Deferred Tax Asset Valuation Allowance
Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the carrying amounts of assets and liabilities recorded for accounting and tax reporting purposes and for the future tax effects of net operating loss carryforwards. We had a significant amount of deferred tax assets as of December 31, 2009, 2008 and 2007. Recognition of those deferred tax assets is subject to management’s judgment based on available evidence that realization is more likely than not and they are reduced, if necessary, by a valuation reserve. Management’s judgment on the likelihood that deferred tax assets can be realized is subjective and involves estimates and assumptions about matters that are inherently uncertain. This judgment involves estimating future taxable income and the timing at which the temporary differences between book and taxable income will be reversed. Underlying estimates and assumptions can change over time, influencing our overall tax positions, as a result of unanticipated events or circumstances.
Grupo Financiero Galicia had significant accumulated tax loss carryforward at December 31, 2008 and 2007. Based on the analysis performed, management believes that Grupo Financiero Galicia would recover only temporary differences with future taxable income. Therefore, the net operating tax loss carryforward and presumed minimum income tax was more likely than not to be recovered in the carryforward period and hence, a valuation allowance was provided against this amount as of December 31, 2008 and 2007.
As of December 31, 2009 based on the analysis performed, Grupo Financiero Galicia believes that is more likely that not that it will recover only the net operating tax loss carryforward and the temporary differences, with future taxable income. Among other factors, Grupo Financiero Galicia considered that as of the date of issuance of these financial statements, the taxable income mainly due to the increase in the price of national government bonds has consumed a signficant portion of the tax loss carryforward. Therefore, presumed minimum income tax is not more likely than not to the recovered in the carryforward period and hence a valuation allowance was provided against this amount.
In the event that all of our net deferred tax assets in the future become realizable under U.S. GAAP, an adjustment to our deferred tax assets would be credited to income tax expense in the period the determination was made.
Assets Not Recognized Under U.S. GAAP
Under US GAAP, assets are defined as “... probable future economic benefits obtained or controlled by an entity as a result of past transactions or events”. In addition, one of the three essential characteristics of an asset is that an entity can obtain the benefit and can control others’ access to it. Determining if a company has control of an asset involves in certain cases some judgment.
As of December 31, 2009, 2008 and 2007, under Argentine Banking GAAP, the Bank had recorded under “Intangible Assets” the difference arising from the reimbursement of Reprogrammed Deposits at the market exchange rate pursuant to amparo claims and the carrying value of these deposits. The receivable for differences related to amparo claims does not represent an asset under U.S. GAAP.

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
If the securitization entity’s activities are sufficiently restricted to meet certain accounting requirements in order to be considered a qualifying special-purpose entity (“QSPE”), eliminating this concept by the new amendment of ASC 840 effective on January 1, 2010, the securitization entity is not consolidated by the seller of the transferred assets. Additionally, under ASC 860, if securitization entities meet the definition of a VIE, we must evaluate whether it is the primary beneficiary of the entity and, if so, we must consolidate it.
Certain of our securitization transactions meet the criteria for sale accounting and non-consolidation. As established by ASC 860, these criteria are: (i) the transferred assets have been isolated from the transferor-put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (ii) each transferee has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor, and (iii) the transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call. See “-U.S. GAAP and Argentine Banking GAAP Reconciliation”.
Exchange of Assets
In accordance with U.S. GAAP, specifically ASC 310-20, satisfaction of one monetary asset by the receipt of another monetary asset for the creditor is generally based on the market value of the asset received in satisfaction of the debt (an extinguishment). In this particular case, the securities being received are substantially different in structure and in interest rates than the debt securities swapped. Therefore, such amounts should initially be recognized at their fair value. The estimated fair value of the securities received will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss.
The Bank exchanged National Government Bonds denominated in Pesos at 2% due 2014 (Boden 2014 Bonds) with a face value of Ps.683.6 million (recorded in the Bank’s Shareholders equity in February 2009 within the scope of an exchange transaction of National Secured Loans at market price) for Bonar 2015 Bonds with a face value of Ps.912.7 million.
Under U.S. GAAP, the Bonar 2015 Bonds were considered as available for sale securities and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.
Principal Trends
Related to Argentina
The economic outlook for 2010 is more favorable as compared to the previous year. The decrease in uncertainty at a global level, despite some turbulence in Greece and Spain, together with the recovery being experienced by most economies worldwide, and in particular the principal business partners of Argentina, generates a more promising outlook for growth potential. The GDP statistics of the fourth quarter of 2009 showed a 1.7% expansion as compared to the previous quarter of the year, without seasonal variations and not accounting for a statistical drag of 2%. Additionally, the expected momentum in consumption, a product of the expansive monetary policy and the rise in salaries, as well as a harvest that exceeded that of the previous year by approximately 50% with international commodity prices at levels similar to those of the second half of 2009, permit an expectation of growth in GDP of around 5% in 2010. In this context the labor market should experience good performance, maintaining the unemployment level at current rates.
With respect to the exchange rate, a moderate depreciation as compared to the end of 2009 is expected.
To the extent the growth in public spending remains at an elevated level, the increase in tax revenues, as a result of a higher level of activity and price increases, together with certain extraordinary resources (primarily, transfer of profits and advances from the Argentine Central Bank and transfer of the income of the ANSES), makes it easier to cover the financing gap for 2010.
Notwithstanding the foregoing, it should be noted that certain latent risks exist that could affect growth expectations, such as expansive fiscal, monetary and wage policies and their consequences over the evolution of prices.
Related to the Financial System
With respect to the Argentine financial system, it is expected to continue to strengthen its solvency, resulting from positive net income within a context of growth in financial intermediation in the private sector and levels of interest rates and liquidity similar to those of the end of the previous year. Income for services will continue to be an important part of operating income. With respect to the evolution of the portfolio quality, we expect the improvement observed during the last quarter of 2009 to continue, maintaining high coverage with provisions for the non-accruing portfolio.

Related to Us
It is expected that the level of activity of all of the subsidiaries of Grupo Financiero Galicia will be consistent with expectations generated by a more favorable economic context. Given that Banco Galicia is the most significant asset of Grupo Financiero Galicia, we refer to the trends related to Banco Galicia.
During recent years, and despite passing through various periods of crisis, both internationally and domestically, the Bank managed to increase its volume of business in the private sector and improve its equity structure, which had a positive impact on its ability to generate financial and service income. In 2010, with the goal of continued improvement of recurring operating results, the Bank will maintain its strategy of increasing its volume of intermediation activities with the private sector, reducing its exposure to the public sector and its assets with no yield, improving the structure of its liabilities, reducing its foreign debt and maintaining adequate diversification and risk coverage.
The analysis of these trends should be read in conjunction with the discussion in Item 3. “Key Information—Risk Factors”, and with consideration that the Argentine economy has been historically volatile, which has negatively affected the volume and growth of the financial system.
Item 5.B. Liquidity and Capital Resources
Liquidity — Holding Company on an Individual Basis
We generate our net earnings/losses from our operating subsidiaries, especially Banco Galicia, our main operating subsidiary. Until 2001, the Bank was the primary source of funds available to us in the form of dividends.
The Bank’s dividend-paying ability was impaired since late 2001 by the effects of the 2001-2002 crisis on its liquidity and income-generation capacity. In addition, there are other restrictions on the Bank’s ability to pay dividends resulting from applicable Argentine Central Bank rules and the loan agreements entered into by the Bank as part of its foreign debt restructuring. We have not received dividends from the Bank since October 2001. See Item 8. “Financial Information-Dividend Policy and Dividends”.
The extent to which a banking subsidiary may extend credit or otherwise provide funds to a holding company is limited by Argentine Central Bank rules. For a description of these rules, see Item 4. “Information on the Company-Argentine Banking Regulation-Lending Limits”.
On a stand-alone basis, our current policy is to retain earnings to pay for our operating expenses, support the growth of certain of our businesses and repay our liabilities. Cash available to support the growth of certain of our businesses will be limited until said liabilities are fully repaid.
As of December 31, 2009, Grupo Financiero Galicia, on an individual basis, had cash and due from banks of Ps.3.8 million and short-term investments of Ps.28.7 million. Grupo Financiero Galicia’s short-term investments were made up of: (i) special current account deposits of Ps.3.2 million, (ii) time deposits of Ps.10.6 million, (iii) investments in mutual funds of Ps.1.8 million, (iv) negotiable obligations issued by companies from abroad of Ps.5.6 million and (v) ETFs of Ps.7.5 million.
As of December 31, 2008, on a non-consolidated basis, we had cash and due from banks in the amount of Ps.0.2 million and short-term investments for Ps.27.3 million.
In the same way, as of December 31, 2007, considering also a non-consolidated basis, we held cash and due from banks in the amount of Ps.10.7 million and short-term investments for Ps.27.3 million.

As of December 31, 2006, we had US$107.0 million of face value of 2014 Notes and US$4.3 million of face value of 2019 Notes. In January 2007, we sold the latter and part of our 2014 Notes and acquired loans maturing in 2019 issued by the Bank as part of its foreign debt restructuring. As of December 2007, we held US$10.2 million of face value of such loans. In July 2007, in exercise of our preemptive rights, we used our remaining US$102.2 million of face value of 2014 Notes and cash to subscribe for 93.6 million shares of the Bank, in the offering carried out by the Bank. To fund such cash subscription we entered into an US$80 million loan agreement in July 2007.
In July 2008, the first installment of the above-mentioned loan was repaid for US$24.3 million (US$18.0 million of principal and US$6.3 million in interest).
On January 6, 2009, the remaining outstanding of US$62 million was cancelled in advance, with a single and final payment of US$39.1 million, with our own funds and funds from financing granted by local entities.
On March 9, 2009, the General Ordinary Shareholders’ Meeting approved the creation of a Global Program of simple Notes, not convertible into shares for a maximum principal amount of US$60 million. On June 4, 2009 Series I and Series II Notes corresponding to the Class I Notes were issued in the amount of US$45 million. Series I, with a one-year term, was issued for a principal amount of US$34.4 million and a yield of 8% and Series II, with a two-year term, for a principal amount of US$10.6 million with an annual yield of 10.5%. With the proceeds of these issuances, we proceeded to cancel the funding from local entities.
Each of our subsidiaries is responsible for their own liquidity management. For a discussion of the Bank’s liquidity management, see “-Banco Galicia’s Liquidity Management-Banco Galicia (Unconsolidated) Liquidity Management”.
Consolidated Cash Flows
Our consolidated statements of cash flows were prepared using the measurement methods prescribed by the Argentine Central Bank, but in accordance with the presentation requirements of Statement of Cash Flows, ASC 230-10. See our consolidated cash flow statements as of and for the fiscal years ended December 31, 2009, December 31, 2008 and December 31, 2007, included in this annual report.
As of December 31, 2009, on a consolidated basis, we had Ps.5,428.7 million in available cash (defined as total cash on hand and cash equivalents), representing a Ps.633.3 million increase from the Ps.4,795.4 million as of December 31, 2008. At the end of fiscal year 2008, our available cash (and cash equivalents) had increased in the amount of Ps.1,029.2 million from the Ps.3,766.2 million of available cash (and cash equivalents) at the end of the prior fiscal year.
Effective May 14, 2007, and in accordance with the provisions of Argentine Central Bank’s Communiqué “A” 4667, cash equivalents are comprised of the following: Argentine Central Bank debt instruments (Nobac and Lebac) having a remaining maturity that does not exceed 90 days, securities in connection with reverse repurchase transactions with the Argentine Central Bank, short term call loans to corporations, local interbank loans and overnight placements in correspondent banks abroad. Cash equivalents also comprise, in the case of the regional credit card companies, time deposit certificates and mutual fund shares.

The table below summarizes the information from our consolidated statements of cash flows for the three fiscal years ended December 31, 2009, which is also discussed in more detail below.

	December 31,
	2009		2008		2007
	(in millions of Pesos)
Funds (1) at the Beginning of the Fiscal Year	Ps.	4,795.4	Ps.	3,766.2	Ps.	4,988.2

Funds Provided (Used) by Operating Activities		1,464.8		888.6		2,449.8

- Funds Provided by the Sale Of or Proceeds From Government Securities		1,120.9		839.2		1,589.5
- CER Adjustment		6.5		(113.2)		485.6
- Other		337.4		162.6		374.7

Funds Provided (Used) by Investing Activities		(1,526.0)		1,057.1		(1,715.7)

- Net Increase/Decrease in Loans		(1,185.6)		1,501.3		(1,410.8)
Loans to the Private Sector		(1,193.6)		1,444.6		(2,027.8)
Loans to the Public Sector		8.0		56.7		617.0
- Other		(340.4)		(444.2)		(304.9)

Funds Provided (Used) by Financing Activities		517.9		(1.065.6)		(2,003.9)

- Net Increase in Deposits		1,838.7		(57.0)		1,752.5
- Funds Provided/Used by Repurchases		(409.3)		(376.6)		229.9
- Funds Raised by the Regional Credit Card Companies		197.7		269.5		174.9
- Payments on Long-term Debt		(778.6)		(743.5)		(1,770.3)
- Payments on Long-term Debt by Galicia Uruguay		0.0		0.0		(53.2)
- Payments on Debt with the Argentine Central Bank		1.5		1.0		(2,713.0)
- Other		(332.1)		(159.0)		375.3
-Effect of Exchange Rate on Cash and Cash Equivalents		176.7		149.2		47.9

Funds at the End of the Fiscal Year	Ps.	5,428.7	Ps.	4,795.4	Ps.	3,766.2

(1)	Cash and cash equivalents.
Our investing activities primarily consist of our origination of loans and other credits to the private sector. In 2007, these activities have also included reducing our public-sector exposure through both sales and collections. Our financing activities primarily include raising customer deposits, in addition to entering into sales of government securities under repurchase agreements or not, issuing bonds in the local and foreign capital markets and borrowing from foreign and local banks and international credit agencies. In the last few years, these activities have also included reducing expensive liabilities incurred as a consequence of the 2001-2002 crisis.
As shown by the table above, and explained in more detail below, in the last three years and consistently with our strategy of strengthening our balance sheet, we have generated significant amounts of cash from our exposure to the public sector, which represents mainly the Bank’s exposure, for approximately Ps.1,135.4 million in 2009 and Ps.782.7 million and Ps.2,692.1 million, respectively, in 2008 and 2007, and have used cash generated by such assets (as well as these assets directly) mainly to repay debt with the Argentine Central Bank and restructured foreign debt, both representing liabilities incurred as a consequence of or related to the 2001-2002 crisis. Such public-sector assets are associated both with our operating activities (mainly Bogar Bonds and Boden 2012 Bonds) and our investing activities (Secured Loans). Cash was generated by proceeds from the sale of such public-sector assets as well as from the collection of principal and interest on such assets. Proceeds from Bogar Bonds and Secured Loans were mostly used for the repayment of Argentine Central Bank debt while proceeds from Boden 2012 Bonds were used for the repayment of restructured foreign debt.
In 2009 funds generated by operating and financing activities were used by investing activities, mainly due to the increase in loans to the private sector.
In 2008, due to the international economic crisis and its local impact, our main source of funds was funds available at the end of the fiscal year due to a decrease in loans to the private sector (in replacement of our principal source of funding: deposits).
In 2007, due to the aggressive repayment of the above-mentioned liabilities, cash and cash equivalents generated by operating activities were used by investing activities and financing activities. However, cash was generated also, to a large extent, by deposit raising and other sources (securitizations of loans, by both the Bank and the regional credit card companies, repurchases and bank borrowings in the case of the Bank and negotiable obligations issuances by the regional credit card companies) in amounts sufficient to fund our growing business with the private sector and the significant increases in our lending to such sector.
Management believes that cash flows from operations and available cash and cash equivalent balances, will be sufficient to fund our financial commitments and capital expenditures for fiscal year 2010.

Cash Flows from Operating Activities
In fiscal year 2009, net cash provided by operating activities exceeded our net income of Ps.229.3 million and amounted to Ps.1,464.8 million, due to the depreciation and amortization of intangibles assets, which represent non-cash expenses, of Ps.241.5 million, loan loss provisions, which, similarly, do not require cash at the time of provision and which, net of reversals, amounted to Ps.487.6 million and a decrease of Ps.1,120.9 million of government securities attributable to sales and the collection of amortization and interest on Boden 2012 Bonds for Ps.637.4 million, Ps.1,170.1 million of sales of securities in Pesos, net of Ps.894.2 million of Argentine Central Bank debt instruments (Nobac and Lebac) having a remaining maturity that exceed 90 days and the increase of Ps.166.6 million of trading securities. In addition, net cash was provided by other fluctuations in operating assets and liabilities: (i) Ps.6.5 million collection of CER adjustment, (ii) Ps.160.9 million of foreign exchange brokerage, (iii) Ps.17.8 million of deposit in connection with Decree No. 616, and (iv) Ps.57.0 million of the liquidation corresponding to Tarjeta Naranja Financial Trust. Cash generated from operating activities was higher than in fiscal year 2008, basically because of more sales of government securities.
In fiscal year 2008, net cash provided by operating activities exceeded our net income of Ps.176.8 million and amounted to Ps.888.6 million, due to the depreciation and amortization of intangibles assets, which represent non-cash expenses, of Ps.161.3 million, loan loss provisions, which, similarly, do not require cash at the time of provision and which, net of reversals, amounted to Ps.335.7 million and a decrease of Ps.839.2 million of government securities attributable to the collection of amortization and interest on Boden 2012 Bonds for Ps.621.1 million, sales of Boden 2012 Bonds and Argentine bonds for Ps.68.0 million and Ps.64.5 million of Argentine Central Bank debt instruments (Nobac and Lebac) having a remaining maturity that exceed 90 days. In addition, net cash was provided by other fluctuations in operating assets and liabilities: (i) Ps.113.2 million capitalization of CER adjustment, (ii) Ps.86.8 million of interest on repurchases, (iii) Ps.76.0 million of minimum presumed income tax, and (iv) Ps.79.3 million of securitization of loans which represents non-cash income. Cash generated from operating activities was lower than in fiscal year 2007, basically because of fewer sales of government securities.
In fiscal year 2007, net cash provided by operating activities exceeded our net income and amounted to Ps.2,449.8 million, due to depreciation and amortization of intangibles assets, which represent non-cash expenses, for Ps.214.6 million, and loan loss provisions, which, similarly, do not require cash at the time of provision and which, net of reversals, amounted to Ps.269.2 million. In addition, net cash was provided by the following fluctuations in operating assets and liabilities: (i) a Ps.1,589.5 million decrease in government securities mainly attributable to sales of Bogar Bonds excluding CER adjustments for Ps.208.0 million, sales of Boden 2012 Bonds for Ps.601.5 million, collection of amortization and interest on Boden 2012 Bonds for Ps.639.9 million, and collection of amortization and interest on Bogar Bonds and Secured Loans, (ii) Ps.485.6 million collection of the CER adjustment associated with Bogar Bonds sold, net of payments for Ps.161.3 million on other debt (premiums on repurchases, short-term loans, etc.). Cash generated from operating activities was lower than in fiscal year 2006, basically because in fiscal year 2006 collection on Boden 2012 Bonds was of an extraordinary amount, while such collection was normalized in 2007.
Cash Flows from Investing Activities
In fiscal year 2009, net cash used by investing activities increased to Ps.1,526.0 million. This increase was mainly attributable to the increase of Ps.1,185.6 million in our private-sector loan portfolio. In addition, cash equal to Ps.282.6 million was applied to bank premises and equipment, miscellaneous and intangible assets, including payments of deposits pursuant to amparo claims. Cash used by investing activities increased from 2008, as our private-sector loan portfolio increased, because of the international financial crisis and its local impact as seen on 2008.
In fiscal year 2008, net cash generated by investing activities decreased to Ps.1,057.1 million. This decrease was mainly attributable to the decrease of Ps.1,501.3 million in our private-sector loan portfolio. In addition, cash equal to Ps.403.1 million was applied to bank premises and equipment, miscellaneous and intangible assets, including payments of deposits pursuant to amparo claims. Cash used by investing activities decreased from 2007, as our private-sector loan portfolio decreased, because of the international financial crisis and its local impact.

In fiscal year 2007, net cash used by investing activities increased to Ps.1,715.7 million. This increase was mainly attributable to the use of Ps.1,410.8 million to fund the increase in the Bank’s loan portfolio resulting from a Ps.2,027.8 million net increase in our private-sector loan portfolio (net of securitizations for Ps.617.0 million) and was partially offset by the sale of Secured Loans. In addition, cash for Ps.287.6 million was applied to bank premises and equipment, miscellaneous and intangible assets, mainly representing payments of deposits pursuant to amparo claims. Cash used by investing activities increased from 2006, as our private-sector loan portfolio increased, loan securitization was slightly lower and less cash was generated by the sale of Secured Loans.
Cash Flows from Financing Activities
In fiscal year 2009, financing activities generated cash in the amount of Ps.517.9 million due to a Ps.1,838.7 million increase in deposits, corresponding to: (a) an increase of Ps.1,793.9 million in demand deposits and (b) an increase of Ps.44.8 million in time deposits, which was offset by the following:
(i)	a Ps.580.9 million net decrease in long term credit facilities, mainly corresponding to: (a) payments of interest on restructured debt for US$41.4 million, (b) the payment of two amortization installments on debt due 2010 for US$68.4 million, (c) the prepayment of the Bank’s 2014 Notes for US$77.3 million, (d) a decrease of Ps.6.8 million of IFC loans and (e) a Ps.86 million net decrease in funds obtained by the regional credit card companies through the issuance of negotiable obligations;

(ii)	a Ps.409.3 million net decrease in repurchase transactions; and

(iii)	a Ps.319.9 million net decrease in short-term borrowings, mainly due to the decrease in borrowings from local and foreign banks, for Ps.327.5 million.
In addition, on January 7, 2009, Grupo Financiero Galicia paid in advance, through a single and final payment of US$39.1 million, the remaining balance of the loan entered into with Merrill Lynch International. In order to make the abovementioned prepayment, the Company used its own funds plus funds from a 180-day loan entered into with Sudamericana on January 6, 2009 for the amount of Ps.97 million.
On March 9, 2009 Grupo Financiero Galicia’s shareholders, at their ordinary shareholders meeting, approved the creation of a Negotiable Obligation Program for up to US$60 million. The CNV approved said program on April 29, 2009, and, on May 9, 2009, also approved a pricing supplement for the offering of negotiable obligations for up to US$45 million. See Item 5.A. “Operating Results-Funding-Debt Programs”.
On June 4, 2009, Grupo Financiero Galicia issued two bonds amounting to US$45 million: (i) US$34.4 million of non-interest bearing bonds due on May 30, 2010, these bonds were issued at a price of 92.68/100 and their yield will be 8%, and (ii) US$10.6 million of bonds with a 12.5% coupon, due on May 25, 2011, these bonds were issued at a price of 103.48/100 and their yield will be 10.5%. Interest on the bonds noted in (ii) is payable semiannually. With the proceeds of said bonds, Grupo Financiero Galicia cancelled the bridge loan that it had entered with Sudamericana on January 6, 2009.
In fiscal year 2008, financing activities used cash in the amount of Ps.1,065.6 million, mainly due to:
(i)	a Ps.474.0 million net decrease in long term credit facilities, mainly corresponding to: (a) payments of interest on restructured debt for US$49 million, (b) the payment of two amortization installments on debt due 2010 for US$68.4 million, (c) the prepayment of the Bank’s 2014 Notes for US$30.2 million, (d) a reduction of US$24.6 million of Banco Galicia Uruguay’s restructured debt structured as negotiable obligations, (e) an increase of Ps.153.6 million of IFC loans and (f) a Ps.80.5 million net decrease in funds obtained by the regional credit card companies through the issuance of negotiable obligations;

(ii)	a Ps.376.6 million net decrease in repurchase transactions;

(iii)	a Ps.156.6 million net decrease in short-term borrowings, mainly due to: (a) the decrease in borrowings from local and foreign banks, for Ps.81.0 million and (b) the payment of US$24.0 million as part of a US$80 million loan granted to us in last year; and

(iv)	a Ps.57.0 million decrease in deposits, corresponding to: (a) a decrease of Ps.908.4 million in time deposits and (b) an increase of Ps.868.1 million in demand deposits.

In fiscal year 2007, financing activities used cash in the amount of Ps.2,003.9 million, mainly due to a Ps.1,752.5 million net increase in deposits, a Ps.229.9 million net increase in repurchase transactions, a Ps.174.9 million net increase in long term credit facilities (representing funds obtained by the regional credit card companies through the issuance of negotiable obligations), and a Ps.407.5 million increase in funds obtained mainly from financial institutions and credit agencies (including part of the US$80 million loan granted to us and a Ps.102.9 million credit line from the Inter-American Development Bank for on lending to SMEs), which increases were more than offset by the following:
(i)	a Ps.1,823.5 million decrease in long-term liabilities, mainly corresponding to: (a) payments of interest on restructured debt for Ps.280.0 million, (b) principal amortization of the 2007 Notes for Ps.121.6 million, (c) payments by the regional credit card companies on negotiable obligations for Ps.151.0 million, (d) repurchases of loans due 2010 and 2014 for Ps.593.3 million, (e) payment of two amortization installments on debt due 2010 for Ps.277.9 million, (f) prepayment of 2010 Notes for Ps.155.9 million and of 2014 Notes for Ps.119.1 million, (g) prepayment of 2014 Notes triggered by the cash subscription for the Bank’s capital increase under our restructured foreign debt agreements, for Ps.71.5 million, and (h) settlement by Galicia Uruguay of restructured debt, for Ps.53.2 million, and
(ii)	a Ps.2,332.5 million decrease of short-term borrowings, mainly due to the full repayment of financial assistance from the Argentine Central Bank, for Ps.2,713.0 million, partially offset by an increase in borrowings from local banks, for Ps.102.9 million.
For a description of the types of financial interests we use and the maturity profile of our debt, currency and interest rate structure, see Item 5. “Operating and Financial Review and Prospects-Item 5.A. “Operating Results”.
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
As of December 31, 2009, the consolidated gaps between maturities of the Bank’s financial assets and liabilities based on contractual remaining maturity were as follows

	As of December 31, 2009(1)
	Less than
	one Year	1 — 5 Years	5 — 10 Years	Over 10 Years	Total
	(in millions of Pesos, except ratios)
Assets
Cash and Due from Banks	1,616.6	—	—	—	1,616.6
Argentine Central Bank — Escrow Accounts	2,339.2	—	—	—	2,339.2
Overnight Placements	440.7	—	—	—	440.7
Loans — Public Sector	1.0	2.7	—	—	3.7
Loans — Private Sector	10,929.3	1,716.3	200.6	16.7	12,862.9
Government Securities	2,583.3	1,155.3	105.8	—	3,844.4
Negotiable Obligations and Corporate Securities	21.4	10.1	—	—	31.5
Financial Trusts	449.3	366.5	462.6	0.1	1,278.5
Special Fund Former Almafuerte Bank	162.2	238.7	—	—	400.9
Other Financing	12.7	—	—	—	12.7
Assets under Financial Lease	132.6	161.5	49.3	0.1	343.5
Other	357.1	—	—	—	357.1

Total Assets	19,045.4	3,651.1	818.3	16.9	23,531.7

Liabilities
Savings Accounts	5,022.0	—	—	—	5,022.0
Demand Deposits	3,927.4	—	—	—	3,927.4
Time Deposits	7,851.4	139.9	0.1	0.1	7,991.5
Negotiable Obligations	636.8	1,822.8	—	—	2,459.6
International Banks and Credit Agencies	253.0	342.9	—	—	595.9
Domestic Banks	209.8	146.7	19.6	—	376.1
Other Liabilities (1)	3,216.1	—	—	—	3,216.1

Total Liabilities	21,116.5	2,452.3	19.7	0.1	23,588.6

Asset / Liability Gap	(2,071.1)	1,198.8	798.6	16.8	(56.9)
Cumulative Gap	(2,071.1)	(872.3)	(73.7)	(56.9)	(56.9)
Ratio of Cumulative Gap to Cumulative Liabilities	(9.8)%	(3.7)%	(0.3)%	(0.2)%
Ratio of Cumulative Gap to Total Liabilities	(8.8)%	(3.7)%	(0.3)%	(0.2)%

Principal plus CER adjustment. Does not include interest.

(1)	Includes, mainly, debt with retailers due to credit card operations, liabilities in connection with repurchase transactions, debt with domestic credit agencies and collections for third parties. The “Less than One Year” bucket also includes Ps.6.4 million corresponding to the Bank’s foreign debt not tendered by its holders in the exchange offered to restructure such foreign debt, which was completed in May 2004.

The Bank’s Board of Directors has defined a maximum limit for liquidity mismatches. This limit has been established at -25% for the ratio of “cumulative gap to total liabilities” within the first year. As shown in the table above, the Bank complies with said established policy since such gap was -8.8% at the end of fiscal year 2009. As mentioned above, all of the deposits in current accounts and other demand deposits and deposits in savings accounts are included in the first time interval. However, historical experience shows that between 40% and 50% of these deposits represent a stable funding for the Bank and that such funding and the renewal of time deposits at maturity have funded the first-year negative gap. In addition, the Bank follows a liquidity policy based on the worst-case scenario of the recent economic history in Argentina, which is explained below.
Banco Galicia (Unconsolidated) Liquidity Management
The following is a discussion of the Bank’s liquidity management, excluding the consolidated companies.
The Bank’s policy is to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities, and meet customer’s credit demand. To set the appropriate level, forecasts are made based on historical experience and on an analysis of possible scenarios. This enables management to project funding needs and alternative funding sources, as well as excess liquidity and placement strategies for such funds. As of December 31, 2009, the Bank’s unconsolidated liquidity structure was as follows:

	As of December 31, 2009
	(in millions of Pesos)
Legal Requirement	Ps.	3,819.8
Excess Liquidity		2,319.0

Total Liquidity (1)	Ps.	6,138.8

(1)	Excludes cash and due from banks of consolidated companies.
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
“Additional liquidity” varies according to the remaining maturity of the different types of deposits and to the currency in which such deposits are denominated. As a result of the analysis performed, the Bank defined a floor for the “additional liquidity in Pesos” at 50% of the necessary funds to face the “worst-case” scenario and for the “additional liquidity in US Dollars” the floor was set at 70% of the funds necessary to bear the “worst-case” scenario. Simultaneously, a margin must be kept in order to face a potential drop in deposits of 10% in Pesos and 15% in US Dollars without failing to meet the Minimum Cash Requirements. At the end of fiscal year 2009, the “additional liquidity” included in the above table amounted to Ps.2,953.0 million and US$519.2 million, equivalent to 61.2% and to 175.4% of the “worst-case” scenario, respectively, with both percentages exceeding the policy limits established by the Banco Galicia.
Capital
Our capital management policy is designed to ensure prudent levels of capital. The following table analyzes our capital resources as of the dates indicated.

	As of December 31,
	2009			2008			2007
	(in millions of Pesos, except ratios, multiples and percentages)
Shareholders’ Equity	Ps.	2,052.5		Ps.	1,845.7		Ps.	1,654.5
Shareholders’ Equity as a Percentage of Total Assets		7.44%			7.46%			7.25%
Total Liabilities as a Multiple of Total Shareholders’ Equity		12.45	x		12.40	x		12.80	x
Tangible Shareholders’ Equity (1) as a Percentage of Total Assets		5.36%			5.17%			5.28%

(1)	Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.
For information on our capital adequacy and that of our operating subsidiaries, see Item 4. “Information on the Company-Selected Statistical Information-Regulatory Capital”.
Capital Expenditures
In the course of our business, our capital expenditures are mainly related to fixed assets, construction and organizational and IT system development. In general terms, our capital expenditures are not significant when compared to our total assets.
For a more detailed description of our capital expenditures in 2009 and our capital commitments for 2010, see Item 4. “Information on the Company-Capital Investments and Divestitures”. For a description of financing of our capital expenditures, see “-Consolidated Cash Flows”.

Item 6. Directors, Senior Management and Employees
Our Board of Directors
Our ordinary shareholders’ meeting took place on April 14th, 2010. The following table sets out the members of our Board of Directors as of that date (all of whom are resident in Buenos Aires, Argentina), the positions they hold within Grupo Financiero Galicia, their dates of birth, their principal occupations and the dates of their appointment and on which their current terms will expire. Terms expire when the annual Shareholders’ Meeting takes place.

			Principal	Member	Current
Name	Position	Date of Birth	Occupation	Since	Term Ends
Eduardo J. Escasany	Chairman	June 30, 1950	Businessman	April 2005	December 2012
Pablo Gutiérrez	Vice Chairman	December 9, 1959	Banker	April 2003	December 2012
Abel Ayerza	Director	May 27, 1939	Businessman	September 1999	December 2011
Federico Braun	Director	February 4, 1950	Businessman	September 1999	December 2010
Antonio R. Garcés	Director	May 30, 1942	Banker	April 2002	December 2010
Enrique Martin	Director	October 19, 1945	Businessman	April 2006	December 2011
Luis O. Oddone	Director	May 11, 1938	Businessman	April 2005	December 2012
Silvestre Vila Moret	Director	April 26, 1971	Businessman	June 2002	December 2010
Eduardo J. Zimmermann	Director	January 3, 1931	Businessman	April 2000	December 2011
María Ofelia Hordeñana de Escasany	Alternate Director	December 30, 1920	Businesswoman	April 2000	December 2010
Sergio Grinenco	Alternate Director	May 26, 1948	Banker	April 2003	December 2011
Alejandro Rojas Lagarde	Alternate Director	July 17, 1937	Lawyer	April 2000	December 2011
Luis S. Monsegur	Alternate Director	August 15, 1936	Accountant	April 2000	December 2010
The following is a summary of the biographies of the members of our Board of Directors:
Eduardo Escasany: Mr. Escasany obtained a degree in economics at the Universidad Católica Argentina. He was associated with Banco Galicia from 1973 to 2002. He was appointed to the Bank’s Board of Directors in 1975. In 1979, he was elected as the vice chairman and from 1989 to March 21, 2002 he was the chairman of the Bank’s Board of Directors and its chief executive officer. He served as the vice chairman of the board between 1989 and 1993 and then, he was elected as the chairman of the Argentine Bankers Association from 1993 to 2002. He was also chairman of Grupo Financiero Galicia’s Board of Directors from September, 1999 until June, 2002. He was elected again for his current position as a member of Grupo Financiero Galicia’s Board of Directors in April 2005, and re-elected in April 2007. In April 2010, he was re-elected as member of Grupo Financiero Galicia’s Board of Directors and appointed as Chairman. He is also a lifetime trustee and vice chairman of the Fundación Banco de Galicia y Buenos Aires. Mr. Escasany is Mrs. María Ofelia Hordeñana de Escasany’s son and Mr. Silvestre Vila Moret’s uncle.
Pablo Gutiérrez: Mr. Gutierrez obtained a degree in business administration at the Universidad de Buenos Aires. He has been associated with the Bank since 1985. In April 2005, he was appointed to the Board of Directors of the Bank. He served as the head of the Bank’s Treasury Division until April 2007. Mr. Gutierrez is also chairman of Galicia Valores S.A. Sociedad de Bolsa, director of Argenclear S.A., vice chairman of Galicia Pension Fund Limited and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires. He has been an alternate director of Grupo Financiero Galicia since April 2003, and was re-elected for his current position in April 2006 and in April 2009. In April 2010, he was elected as member of Grupo Financiero Galicia’s Board of Directors and appointed as Vice-Chairman. Mr. Gutierrez is Mr. Abel Ayerza’s nephew.
Abel Ayerza: Mr. Ayerza obtained a degree in business administration at the Universidad Católica Argentina. He was associated with the Bank from 1966 to 2002, having served as a member of the Bank’s Board of Directors from 1976 to 2002. Mr. Ayerza is also the chairman of Aygalpla S.A., a lifetime trustee and second vice chairman of the Fundación Banco de Galicia y Buenos Aires and the managing partner of Cribelco S.R.L., Crisabe S.R.L. and Huinca Cereales S.R.L. He has been a member of Grupo Financiero Galicia’s Board of Directors since September, 1999. In April 2000 he was elected as the vice chairman, he was appointed as the chairman of the board on June 3, 2002, and on April 23, 2003 he was elected for his current position, and later re-elected on April 27, 2006 and on April 28, 2009. Mr. Ayerza is the uncle of Mr. Pablo Gutierrez.

Federico Braun: Mr. Braun obtained a degree in industrial engineering at the Universidad de Buenos Aires. He was associated with the Bank from 1984 to 2002, having served as a member of the Board of Directors during such period. Mr. Braun is also the chairman of Asociación Argentina de Codificación de Productos Comerciales (Código), Campos de la Patagonia S.A., Estancia Anita S.A. and S.A. Importadora and Exportadora de la Patagonia; the vice chairman of Club de Campo Los Pingüinos S.A., Inmobiliaria y Financiera “La Josefina” S.A. and Asociación de Supermercados Unidos y Mayorista Net S.A.; a member of Asociación Empresaria Argentina and a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires. He has been a member of Grupo Financiero Galicia’s Board of Directors since September, 1999. He was elected for his current position on June 3, 2002, and was re-elected on April 28, 2005 and on April 29, 2008.
Antonio Garcés: Mr. Garcés obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 1959. In April 1985, he was appointed as an alternate director of Banco Galicia. Subsequently, he was appointed as the vice chairman of the Bank in September 2001, the chairman of the board from March 2002 until August 2002, and then the vice chairman from August 2002 until April 2003, when he was elected as the chairman of the board, a position he currently holds, after being re-elected on April 27, 2006. Mr. Garcés is also the liquidator of Gal Mobiliaria S.A. de Ahorro para Fines Determinados (in liquidation), as well as the first vice chairman of the Argentine Bankers Association (ADEBA), director of IDEA and a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires. He was elected chairman of Grupo Financiero Galicia on April 23, 2003 and was re-elected on April 28, 2005 and on April 29, 2008. Since April 2010, he remains as a member of the Board of Directors.
Enrique Martin: Mr. Martin obtained a degree in law at the Universidad de Buenos Aires. He was a professor at said university for more than 20 years and has a post-graduate certificate in international economics from the University of London. He was associated with Banco Galicia from 1977 until 2002 and was responsible for the International Banking Relations Department. Mr. Martin is Advisor to ZEIG S.A. He is also a director of the Argentine-Chilean Chamber of Commerce and an advisor to the Canadian-Argentine Chamber of Commerce. He has been a member of Grupo Financiero Galicia’s Board of Directors since April 2006, and was re-elected in April 2009.
Luis Omar Oddone: Mr. Odonne obtained a degree in national public accounting at the Universidad de Buenos Aires. He was appointed as Grupo Financiero Galicia’s syndic from 1999 until April 2005. Mr. Oddone is also the chairman of La Cigarra S.A. and Scharstof S.A., a director of Petrolera de Conosur S.A. and a syndic for Santa Emilia de Martin S.A. and Promotora S.A. He has been a member of Grupo Financiero Galicia’s Board of Directors since April, 2005, and was re-elected in April 2007 and in April 2010.
Silvestre Vila Moret: Mr. Vila Moret obtained a degree in banking administration at the Universidad Católica Argentina. He was associated with the Bank from 1997 until May 2002. Mr. Vila Moret is also vice chairman of El Benteveo S.A. and Santa Ofelia S.A. He has been a member of Grupo Financiero Galicia’s Board of Directors since June 2002, and was re-elected in April 2005 and in April 2008. Mr. Vila Moret is the grandson of Mrs. María Ofelia Hordeñana de Escasany and nephew of Mr. Eduardo Escasany.
Eduardo Jesús Zimmermann: Mr. Zimmermann obtained a degree in banking administration at the Universidad Argentina de la Empresa. He was associated with the Bank between 1958 and 2002, where he acted as a director from 1975 to 2002. Mr. Zimmermann is also a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires. He has been a member of the Board of Directors since April 2000, and was re-elected to his current position in April 2006 and in April 2009.
María Ofelia Hordeñana de Escasany: Mrs. Hordeñana de Escasany has held several positions in different subsidiaries of Banco Galicia. She is currently the chairman of the Fundación Banco de Galicia y Buenos Aires and Santamera S.A. She has been an alternate director of Grupo Financiero Galicia since April 2000, and was re-elected to her current position in April 2005 and in April 2008. Mrs. Hordeñana de Escasany is the mother of Mr. Eduardo Escasany and the grandmother of Mr. Silvestre Vila Moret.
Sergio Grinenco: Mr. Grinenco obtained a degree in economics at the Universidad Católica Argentina and a master’s degree in business administration from Babson College in Wellesley, Massachusetts. He has been associated with the Bank since 1977. He was elected as an alternate director of the Bank in September 2001 and as the vice chairman in April 2003, a position he currently holds after being re-elected in April 2006 and in April 2009. Mr. Grinenco is also the chairman of Galicia Factoring y Leasing S.A., liquidator of Galicia Capital Markets S.A. (in liquidation) and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires.

Alejandro María Rojas Lagarde: Mr. Rojas obtained a degree in law at the Universidad de Buenos Aires. He has held a variety of positions at Banco Galicia since 1963. From 1965 to January 2000, he was responsible for the general counsel office of Banco Galicia. He was re-elected to his current position in April 2005 and in April 2008. He is also a manager of Rojas Lagarde S.R.L., director of Santiago Salud S.A. and lifetime trustee of the Fundación Banco de Galicia y Buenos Aires.
Luis Sila Monsegur: Mr. Monsegur obtained a degree in national public accounting at the Universidad de Buenos Aires. He held a variety of positions at Banco Galicia from 1962 to 1992 and is an alternate trustee of the Fundación Banco de Galicia y Buenos Aires. He was re-elected to his current position in April 2005 and in April 2008.
Our Board of Directors may consist of between three and nine permanent members. Currently our Board of Directors has nine members. In addition, the number of alternate directors-individuals who act in the temporary or permanent absence of a director-has been set at four. The directors and alternate directors are elected by the shareholders at our annual general shareholders’ meeting. Directors and alternate directors are elected for a three-year term.
Messrs. Antonio Garcés, Sergio Grinenco and Pablo Gutiérrez are also directors of Banco Galicia. In addition, some members of our Board of Directors may serve on the board of directors of any subsidiary we establish in the future.
Five of our directors and one of our alternate directors are members of the families that are the controlling shareholders of Grupo Financiero Galicia.
Our Audit Committee
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
According to the CNV rules, the Audit Committee is primarily responsible for (i) issuing a report on the Board of Directors’ proposals for the appointment of the independent auditors and the compensation for the Directors, (ii) issuing a report detailing the activities performed according to the CNV requirements, (iii) issuing the Audit Committee’s annual plan and implementing the plan each fiscal year, (iv) evaluating the external auditors’ independence, work plans and performance, (v) evaluating the plans and performance of the internal auditors, (vi) supervising the reliability of our internal control systems, including the accounting system, and of external reporting of financial or other information, (vii) following-up on the use of information policies on risk management at the company’s main subsidiaries, (viii) evaluating the reliability of the financial information to be filed with the CNV and the SEC, (ix) verifying compliance with the applicable conduct rules, and (x) issuing a report on related party transactions and disclosing any transaction where a conflict of interest exists with corporate governance bodies and controlling shareholders. The Audit Committee has access to all information and documentation that it requires and is broadly empowered to fulfill its duties. During 2009, the Audit Committee held thirteen meetings.
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

The following table shows the members of our Supervisory Committee. Each of our syndics was appointed at the ordinary shareholders’ meeting held on April 14, 2010. Terms expire when the annual Shareholders’ Meeting takes place.

		Principal	Current
Name	Position	Occupation	Term Ends
Norberto Corizzo	Syndic	Accountant	December 2010
Luis A. Díaz	Syndic	Accountant	December 2010
Enrique M. Garda Olaciregui	Syndic	Lawyer	December 2010
Miguel Armando	Alternate Syndic	Lawyer	December 2010
Fernando Noetinger	Alternate Syndic	Lawyer	December 2010
Horacio Tedín	Alternate Syndic	Lawyer	December 2010
The following is a summary of the biographies of the members of our Supervisory Committee:
Norberto Corizzo: Mr. Corizzo obtained a degree in national public accounting at the Universidad de Buenos Aires. He has developed taxes activities in companies such as López González Raimondi y Asoc., Noel y Cía and Price Waterhouse. He has been syndic at Grupo Financiero Galicia since April 2003. He has been associated with the Bank since 1977. Mr. Corizzo is also a syndic of Banco Galicia, EBA Holding, Tarjetas Regionales S.A., Cobranzas Regionales S.A., Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Tarjetas del Mar S.A. and of others Banco Galicia and Grupo Financiero Galicia’s subsidiaries.
Luis Díaz: Mr. Díaz obtained a degree in national public accounting at the Universidad de Buenos Aires. He has provided services to the Bank since 1965, and was elected as a syndic of Banco Galicia and Grupo Financiero Galicia at the shareholders meetings held on April 28, 2009. Additionally, he is a syndic for Tarjetas Regionales S.A., Tarjetas del Mar S.A., Galicia Factoring y Leasing S.A., Galicia Valores S.A. Sociedad de Bolsa y Galicia Warrants S.A.
Enrique M. Garda Olaciregui: Mr. Garda Olaciregui obtained a degree in law at the Universidad del Salvador. He has a master in Finances at Universidad del CEMA and a degree in Corporate Law at Universidad Austral. He has been associated with the Bank since 1970. He served as legal advisor to the Bank between September 2001 and April 2003. He has provided services as a Secretary Director between April 2003 and April 2010, when he was designated as regular syndic of Banco de Galicia. Additionally, he is a regular syndic at Grupo Financiero Galicia, Galicia Factoring y Leasing, Galicia Warrants S.A., Tarjetas Regionales S.A., GV Mandataria de Valores S.A., Tarjetas Cuyanas S.A., Tarjeta Naranja S.A. Tarjetas del Mar S.A., Galicia Valores S.A. Sociedad de Bolsa, Galicia Capital Markets S.A. and Cobranzas Regionales S.A.
Miguel Armando: Mr. Armando obtained a degree in law at the Universidad de Buenos Aires. He was first elected as an alternate syndic of the Bank in 1986. He is Vice-Chairman of Arnoar S.A. and member of the board of Directors of Santiago de Compostela Promotora de Seguros S.A. Mr. Armando is also a syndic of EBA Holding S.A. and an alternate syndic of Banco Galicia, Grupo Financiero Galicia, Galicia Valores S.A. Sociedad de Bolsa, Tarjetas Regionales S.A. Tarjeta Naranja S.A., Tarjetas Cuyanas S.A.and Tarjetas del Mar S.A. among others.
Fernando Noetinger: Mr. Noetinger obtained a degree in law at the Universidad de Buenos Aires. He has been associated with the Bank since 1987. Mr. Noetinger is also an alternate syndic of EBA Holding S.A., Banco Galicia, Electrigal S.A., GV Mandataria de Valores S.A., Tarjetas del Mar S.A. Tarjetas Regionales S.A., Santiago Salud S.A., Galicia Warrants S.A., Galicia Valores S.A. Sociedad de Bolsa, Galicia Factoring y Leasing S.A., Galicia Capital Markets S.A (“in liquidation”) Galicia Retiro Compañía de Seguros S.A., Galicia Seguros S.A., Sudamericana Holding S.A. and Net Investment S.A. among others.
Horacio Tedín: Mr. Tedín obtained a degree in law at the Universidad de Buenos Aires. In 1981 he founded his own law firm, which has actively worked for Banco Galicia and other big corporate clients. Mr. Tedín has been an alternate syndic of Grupo Financiero Galicia since 2006. He is also a syndic of GV Mandataria de Valores S.A. and Tarjetas Regionales S.A. and an alternate syndic of EBA Holding S.A. and Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión among others.

Compensation of Our Directors
Compensation for the members of Grupo Financiero Galicia’s Board of Directors is considered by the shareholders at the shareholders’ meeting once the fiscal year has ended. Our independent directors are paid an annual fee based on the functions they carry out and they may receive partial advance payments during the year. A director who was also an employee received a fixed compensation and a variable fee based on individual performance and had access to retirement insurance.
We do not pay fees to the members of our Board of Directors who are also members of the Board of Directors of the Bank. The ordinary shareholders’ meeting held on April 14th, 2010 set the compensation for the Board of Directors at Ps.1,705,500, which includes salaries, social benefits and fees for the fiscal year ending on December 31, 2009. For a description of the amounts to be paid to the Board of Directors of Banco Galicia, see “-Compensation of Banco Galicia’s Directors and Officers” below.
We do not maintain a stock-option, profit-sharing or pension plan for the benefit of our directors. In connection with the Bank’s foreign debt restructuring, we agreed to limit the amounts paid per fiscal year to the members of our Board of Directors and agreed not to make any payments to our management in excess of market compensation. See Item 10. “Additional Information-Material Contracts”.
We do not have a policy establishing any termination benefits for our directors.
Management of Grupo Financiero Galicia
Our organizational structure consists of a Chief Executive Officer (CEO) who reports to the Board of Directors, and the Chief Financial Officer who reports to the CEO and is in charge of the Financial and Accounting Division.
The CEO’s main function consists in implementing the policies defined by Grupo Financiero Galicia’s Board of Directors, as well as suggesting to the Board of Directors the application of plans, budgets and company organization. He is also in charge of supervising the Financial & Accounting Division, assessing the attainment of goals and the performance of the company. The position also takes part in the Board of Directors of some subsidiaries. Our CEO is Mr. Pedro Richards, who was born on November 14, 1952.
The Financial & Accounting Division is mainly responsible for the assessment of investment alternatives, thus suggesting whether to invest or withdraw the company’s positions in different companies or businesses. It also plans and coordinates the company’s administrative services and financial resources in order to guarantee its proper management. This division also aims at meeting requirements set by several controlling authorities, complying with information and internal control needs and budgeting purposes. Furthermore, it includes the Investor Relations function, aimed at planning, preparing, coordinating, controlling and providing financial information to the stock exchanges where the Company’s shares are listed, regulatory bodies and both domestic and international investors and analysts. It assesses the materials published by analysts, carrying out a follow-up of their opinions, as well as those of shareholders and investors in general.
Our compensation policy, which is essentially the same as the policy followed by the companies that we control, consists of arranging salary levels in order of importance based on a system that describes and assesses job positions based on objective factors (the Hay System). The purpose of such system is to pay compensation that is similar to the compensation that is paid for a similar position in the domestic market. Managers and directors who are our employees or our controlled companies’ employees receive a fixed salary and may receive a bonus based on individual performance. This policy for compensation includes the possibility of having access to retirement insurance. We do not maintain stock-option, profit-sharing or pension plans or any other retirement plans for the benefit of our managers.

We have established a Disclosure Committee in response to the U.S. Sarbanes-Oxley Act of 2002. The main responsibility of this committee is to review and approve controls over the public disclosure of financial and related information, and other procedures necessary to enable our chief financial officer and chief executive officer to provide their certifications of our annual report that is filed with the SEC. The members are Messrs. Pedro Richards, José Luis Gentile, Adrián Enrique Pedemonte and Ms. Mariana Saavedra. In addition, at least one of the members of this committee attends all of the meetings of our principal subsidiaries’ disclosure committees.
Board of Directors of Banco Galicia
The ordinary shareholders’ meeting held on April 14, 2010, set the size of the Bank’s Board of Directors at seven members and five alternate directors. The following table sets out the members of the Bank’s Board of Directors as of April 14, 2010, all of whom are residents of Buenos Aires, Argentina, the position currently held by each of them, their dates of birth, their principal occupations, the dates of their appointment and in which year their current terms will expire. The business address of the members of the Board of Directors is Tte. General J. D. Perón 407, (C1038AAI) Buenos Aires, Argentina.

		Date of	Principal	Member	Current
Name	Position	Birth	Occupation	Since	Term Ends
Antonio R. Garcés	Chairman of the Board	May 30, 1942	Banker	September 2001	December 2011
Sergio Grinenco	Vice Chairman	May 26, 1948	Banker	April 2003	December 2011
Guillermo J. Pando	Secretary Director	October 23, 1948	Banker	April 2003	December 2012
Pablo Gutierrez	Director	December 9, 1959	Banker	April 2005	December 2011
Luis M. Ribaya	Director	July 17, 1952	Banker	September 2001	December 2010
Pablo M. Garat (1)	Director	January 12, 1953	Lawyer	April 2004	December 2012
Ignacio A. González García(1) (3)	Director	April 23, 1944	Accountant	April 2010	December 2012
Enrique García Pinto	Alternate Director	August 10, 1948	—	April 2009	December 2011
Raúl Héctor Seoane	Alternate Director	July 18, 1953	Banker	April 2005	December 2011
Juan C. Fossatti (2) (3)	Alternate Director	September 11, 1955	Lawyer	June 2002	December 2012
Julio P. Naveyra (2)	Alternate Director	March 24, 1941	Accountant	April 2004	December 2012
Osvaldo H. Canova (2)	Alternate Director	December 8, 1934	Accountant	April 2004	December 2012

(1)	In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Messrs. Pablo M. Garat and Ignacio A. González García are independent and were elected at the ordinary shareholders’ meeting held on April 14, 2010. The Board of Directors’ meeting held on April 15, 2010 elected them as members of the Audit Committee. Messrs. Garat and González García are also independent directors in accordance with the Nasdaq rules.

(2)	In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Mr. Fossatti, Mr. Canova and Mr. Naveyra are independent alternate directors. They would replace the independent directors in case of vacancy. They are also independent directors in accordance with the Nasdaq rules.

(3)	Mr. Juan Carlos Fossatti, has assumed the position as Director until Mr. Ignacio A. González García obtains the authorization from the Argentine Central Bank to assume the position, which is still pending.
The following are the biographies of the members of the Board of Directors of the Bank:
Antonio Roberto Garcés: See “-Our Board of Directors”.
Sergio Grinenco: See “-Our Board of Directors”.
Guillermo Juan Pando: Mr. Pando has been associated with the Bank since 1969. He was first elected as an alternate director of the Bank from September 2001 until June 2002, and in April 2003 he was elected as a director. He is also the chairman of Galicia (Cayman) Ltd., Galicia Warrants S.A. and Private Equity Management Corporation Ltd., vice chairman of Distrocuyo S.A. and Electrigal S.A., an alternate director of Tarjetas Regionales S.A., Tarjetas del Mar S.A. and Tarjeta Naranja S.A., the liquidator of Galicia Factoring y Leasing S.A. (in liquidation) and Galicia Capital Markets S.A. (in liquidation) and an alternate trustee of Fundación Banco de Galicia y Buenos Aires.
Pablo Gutierrez: See “-Our Board of Directors”.

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
Ignacio Abel González García: Mr. González García obtained a degree in national public accounting at the Universidad de Buenos Aires and a masters in Auditing at Drew University, New Jersey. Previously, he served as a Member of the International Committee of Finance &Value Sharing, PricewaterhouseCoopers. He was appointed as director of the Bank at the shareholders’ meeting held on April 14, 2010. He is also syndic of Sociedad Anónima La Nación, La Nación Nuevos Medios, Publirevistas S.A., Sociedad Anónima Importadora y Exportadora de la Patagonia and Banelco S.A., Founder and President of P.O.D.ER (Polo de Desarrollo Educativo Renovador).
Raúl Héctor Seoane: Mr. Seoane obtained a degree in economics from the Universidad de Buenos Aires. He has been associated with the Bank since 1988. Mr. Seoane has served as an alternate director of the Bank since April 2005.
Enrique García Pinto: Mr. García Pinto has been associated with the Bank since 1970. Previous to such time he served at Nobleza Piccardo SAYCYF and Saturno Agropecuaria SCA. Mr. García Pinto was appointed as an alternate director of the Bank at the shareholders’ meeting held on April 28, 2009. He is also vice chairman of Galicia Internacional S.A. and an alternate director of AEC S.A. and Distrocuyo S.A.
Juan Carlos Fossatti: Mr. Fossatti obtained a degree in law from the Universidad de Buenos Aires. He has been associated with the Bank since June 2002, when he was elected as an independent alternate director at the annual general shareholders’ meeting. Mr. Fossatti is also the chairman of Tierras del Bermejo S.A. and of Tierras del Tigre S.A. and director of Baerlocher do Brazil S.A. (Sao Paulo — Brazil).
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
Osvaldo Héctor Canova: Mr. Canova obtained a degree in accounting at the Universidad de Buenos Aires. He has been associated with the Bank since April 2004 when he was elected as an independent alternate director. Mr. Canova has also been a member of Harteneck, López y Cía. (now Price Waterhouse & Co. S.R.L.) and Mcduliffe, Turquan Young. Mr. Canova is also President of Maynor S.A. and a syndic of Unilever S.A., Helket S.A., Sociedad Anónima Grasas Refinadas Argentinas Comercial e Industrial (SAGRA), Arisco S.A., Novartis S.A., Ford Credit de Argentina S.A., Plan Ovalo S.A. de Ahorro and Ford Credit Holding Argentina S.A.
Functions of the Board of Directors of Banco Galicia
The Bank’s Board of Directors may consist of three to nine permanent members. In addition, there can be one or more alternate directors who can act during the temporary or permanent absence of a director. As of the date of this annual report, five directors and one alternate director were engaged on a full time basis in the day-to-day operations of the Bank. Messrs. García Pinto, Fossatti, Garat, González García, Canova and Naveyra are not employees of the Bank.
The Bank’s Board of Directors meets formally twice each week and informally on a daily basis, is in charge of Banco Galicia’s general management and makes all the necessary decisions. Members of the Bank’s Board of Directors serve on the following committees:

Risk Management Committee: This Committee is composed of four directors, the Chief Executive Officer, the managers of the Planning and Financial Control and the Risk Management Divisions, and the Internal Audit manager. This Committee is in charge of approving risk management strategies, policies, processes and procedures and the contingency plans thereof. It is also responsible for setting specific limits for the exposure to each risk and approving, when applicable, temporary excesses over said limits as well as being informed of each risk position and compliance with policies. The Committee meets at least once every two months. Its resolutions are summarized in writing.
Credit Committee: This Committee is composed of five directors, the Chief Executive Officer and the managers of the Credit and Risk Management Divisions. The managers of the Wholesale Banking, Retail Banking and Financial Divisions shall attend the meetings as long as the bank account pending approval by this Committee corresponds to any of the above-mentioned divisions. The Committee meets at least once every week. It is in charge of granting loans for amounts higher than Ps.30 million and all loans to financial institutions (local or international) and related parties. Approved operations are recorded in signed and dated documents.
Information Technology Committee: This Committee is composed of three directors, the Chief Executive Officer, the Comprehensive Corporate Services Division manager and the IT Department manager. This Committee is in charge of supervising and approving the development plans of new systems and their budgets, as well as controlling these systems’ budget control. It is also responsible for approving the general design of the systems’ structure, the main processes thereof and the systems implemented, as well as monitoring the quality of Banco Galicia’s systems. The Committee meets at least once every three months. It can hold extraordinary meetings when there exist issues that require to be considered urgently. The IT Department manager usually calls for the meeting and requests the documents to be considered. However, any member of the Committee can do so. Its resolutions are summarized in writing.
Audit Committee: In accordance with the requirements set forth by the Argentine Central Bank regulations, the Bank has an Audit Committee composed of two directors, one of which is an independent director, and the Internal Audit manager. In addition, in its capacity as a publicly listed company (in Argentina), the Bank must comply with the transparency regime for public companies set forth by Decree No. 677/01 and by the rules established by the CNV in its resolutions No. 400, 402 and supplementary regulations. In compliance with the CNV regulations, the Audit Committee is made up of three directors, two of which are independent directors.
Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities: This Committee is responsible for planning, coordinating and enforcing compliance with the policies for the prevention and control of money laundering and funding of terrorist activities established and approved by the Board of Directors, based on regulations in force. Furthermore, the Committee is in charge of the design of internal controls, personnel training plans and the control of the fulfillment thereof by the internal audit. It is composed of one director, the Chief Executive Officer, the person in charge of the Anti-Money Laundering Unit (UAL), the managers of the following Divisions: Financial, Wholesale and Retail Banking and Comprehensive Corporate Services, as well as the Risk Management manager and the Internal Audit manager. The syndics can be invited to attend any meeting called by this Committee. The Anti-Money Laundering Unit reports directly to the Board of Directors. In addition, in compliance with the regulations set forth by the Argentine Central Bank, Director Mr. Guillermo Juan Pando, was appointed Banco Galicia’s officer responsible for the control and prevention of money laundering and funding of terrorist activities. Likewise, the Financial Division manager is the officer in charge of financial intermediation transactions.
The Committee is scheduled to meet at least once every two months and its resolutions must be registered in a minutes book bearing folios and seals. Committee for Information Integrity: This Committee was created to comply with the provisions of the U.S. Sarbanes-Oxley Act. It is composed of two directors, the Chief Executive Officer, the manager in charge of the Planning and Financial Control Division, the Internal Audit manager, and the managers of the Accounting Department, the Management of Assets and Liabilities Department and the Investor Relations Department. The syndics can be invited to attend any meeting called by this Committee. A member of the Committee that was created for the same purpose by Grupo Financiero Galicia also attends the meetings held by this Committee. Likewise, the Committee may call officers from Banco Galicia’s different divisions whenever it may deem necessary. The Committee will meet every month or as long as there exist issues that require to be considered

Human Resources Committee: This Committee is in charge of the appointment and assignment, transfer, rotation, development, headcount and compensation of the personnel included in salary levels 9 and above. It is composed of four directors, the Chief Executive Officer and the Organizational Development and Human Resources Division manager. The Committee meets every six months or whenever there are issues that require consideration. Its resolutions are summarized in writing.
Asset and Liabilities Committee (Alco): This Committee is in charge of analyzing the evolution of Banco Galicia’s business from a financial point of view, in regard to fund raising and different assets placement. It is also in charge of the follow-up and control of liquidity, interest rate and currency mismatches. This Committee is in charge of analyzing and making recommendations to the business divisions in connection with the management of interest rate, currency and maturity mismatches, with the goal of maximizing financial and foreign-exchange results within acceptable parameters of risk and capital use. This Committee is also responsible for suggesting changes to these parameters, if necessary, to the Board of Directors. Five directors, the Chief Executive Officer, the Retail Banking manager, the Wholesale Banking manager, the Financial Division manager, the Risk Management Division manager and the Planning and Financial Control Division manager are members of this Committee. The Committee meets at least once a month. Its resolutions are summarized in writing and signed by two of its members.
Customer Assistance Committee: This Committee is in charge of the general supervision of the activities related to the servicing, follow-up and resolution of customer complaints. The Committee establishes the standards for customer service, with the purpose of implementing improvements to minimize the number of complaints and shorten response times. It is made up of one director, the Head of the Center for Retail Business Contacts and the Galicia Responde Service, and the Division and Department managers and other officers whose participation is deemed relevant. The Committee is scheduled to meet at least once every two months. Its resolutions are summarized in writing.
Planning and Management Control Committee: This Committee is composed of five directors, the Chief Executive Officer, the Risk Management Division manager, the Planning and Financial Control Division manager and the Internal Audit manager. The syndics can be invited to attend any meeting called by this Committee. This Committee is in charge of the analysis, definition and follow-up of the consolidated balance sheet and income statement. The Committee meets at least once every month. Quarterly budgetary follow-up by Division shall be made in meetings, in which three directors, the Chief Executive Officer, the Planning and Financial Control Division manager and those managers who are called upon may attend. Its resolutions are summarized in writing and signed by two of the above-mentioned officers.
Segments and Business Management Committee: This Committee is composed of three directors, the Chief Executive Officer, the Division managers, the department managers and those officers whose participation is deemed convenient and who are especially called upon. It is in charge of the analysis, definition and follow-up of businesses and segments. The Committee will meet at least once every three months. Its resolutions are summarized in writing and signed by two of the above-mentioned officers.
Periodically, the Board of Directors is informed of the actions taken by the committees, which are recorded in minutes.
Banco Galicia’s Executive Officers
On August 31, 2009, Mr. Daniel A. Llambías, an accountant, was appointed Chief Executive Officer of Banco de Galicia y Buenos Aires S.A., by decision of the Board of Directors. The Chief Executive Officer is in charge of implementing the strategic goals established by the Bank’s Board of Directors. Likewise, he coordinates the managers of Bank’s divisions, while reporting to the Board of Directors.
Through Resolution No. 22 dated January 28, 2010, the Argentine Central Bank’s Board of Directors issued the authorization for Daniel Llambías to hold the position of Chief Executive Officer, pursuant to the Circular Letter CREFI — 2 (Communiqué “A” 2241, as amended and supplementary ones).

Daniel Antonio Llambías: Mr. Llambías was born on February 8, 1947. He obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 1964. He was elected as an alternate director of the Bank in September 1997 and as a director in September 2001 until August 2009, when he was appointed Chief Executive Officer. Mr. Llambías is also the chairman of Sudamericana Holding S.A., the vice chairman of Visa Argentina S.A., Galicia Valores S.A. Sociedad de Bolsa and Tarjetas del Mar S.A., a director of Tarjeta Naranja S.A., Tarjetas Regionales S.A., Tarjetas Cuyanas S.A., IDEA and Fincas de La Juanita S.A., as well as a member of the Supervisory Committee of Automóvil Club Argentino, and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires.
The following divisions and department managers report to the Bank’s Chief Executive Officer:

Division	Manager
Retail Banking	Juan Sarquis
Wholesale Banking	Gastón Bourdieu
Financial	Pablo María Leon
Risk Management	Juan Carlos L’Afflitto
Credit	Marcelo Poncini
Comprehensive Corporate Services	Miguel Ángel Peña
Organizational Development and Human Resources	Enrique Behrends
Planning and Financial Control	Raúl H. Seoane
Retail Banking Division: This Division is responsible for designing, planning and implementing the vision, strategies, policies and goals for the Retail Banking’s businesses and for each customer segment and distribution channel. It is also in charge of the definition and control of this Division’s business goals. The following departments report to this Division: Private Banking, Segments, Products, Alternative Channels, Branch Network, Publicity, Promotion and Image, and Operating Supervision of Branches and Planning.
Wholesale Banking Division: This Division is responsible for designing, planning and implementing the vision, strategies, policies and goals for the Wholesale Banking’s businesses and for each customer segment (corporate, SMEs, agriculture and livestock companies and public-sector companies) and products. It is also in charge of the definition and control of this Division’s business goals. The following departments report to this Division: Agriculture and Livestock Sector, Corporate, SMEs, Public Sector, Wholesale Products and Marketing, Capital Markets and Investment Banking, Business Analysis and Planning.
Financial Division: This Division is responsible for planning and managing the correct use of financial resources and providing the appropriate funding for the Bank’s businesses, establishing and applying the Bank’s deposit-raising and funding policies within the parameters established by the Bank’s risk policies. It also manages short-term resources and the Bank’s investment portfolio, ensuring the correct execution of transactions. The following departments report to this Division: Management of Assets and Liabilities, Treasury, Banking Relations and Information Support and Management.
Credit Division: This Division is responsible for developing and proposing the strategies for credit and credit-granting policies, as well as managing and monitoring credit origination processes, follow-up and control thereof, and the recovery of past-due loans. This aims at ensuring the quality of the loan portfolio, cost and time efficiency, and recovery optimization, thus minimizing loan losses and optimizing efficiency in processes and business credit granting. The following departments report to this Division: Corporate Credit, Credit Analysis, Corporate Review, Corporate Recovery, Consumer Credit, Consumer Recovery, Information Management and Policy Analysis.
Comprehensive Corporate Services Division: This Division is responsible for designing, planning and implementing the strategies and policies for the IT, Organization, Operations, Purchase of Goods and Services and Infrastructure divisions, and the maintenance thereof. It is as well in charge of Banco Galicia’s physical and information safety, with the purpose of ensuring and maintaining the logistic support for its operations and activities. The following departments report to this Division: Operations, IT, Organization, Engineering and Maintenance, Purchases and Contracts, Security, Management Control and Information Security.
Organizational Development and Human Resources Division: This Division is in charge of designing, planning and implementing Human Resources strategies and policies, as well as defining and controlling management goals of Banco Galicia’s human resources with the purpose of ensuring homogeneous practices, availability of qualified and motivated personnel and a proper work environment. The following departments report to this Division: Human Resources, Internal Communications and Change Management, Management Development, Compensation and Benefits, Quality Assurance and Corporate Social Responsibility.

Planning and Financial Control Division: This Division is responsible for planning and controlling budget, accounting and tax activities. The following departments report to this Division: Accounting, Tax Advisory, Planning and Management Control, Investors Relations and Fiduciary Administration and Supplementary Businesses.
The following Departments report to the Chief Executive Officer:

Department	Manager
Legal Advisory Services Department	María Elena Casasnovas
Research Department	Nicolás Dujovne
Legal Advisory Services Department: This Department is responsible for providing advisory services and determining the steps to be taken for Banco Galicia’s business conduction under the regulations in force, with the purpose of ensuring the legitimacy thereof and avoiding loss of rights, indemnifications and/or penalties.
Research Department: This Department is responsible for providing Banco Galicia’s different areas with the analysis and information that may contribute to increasing income and customer portfolios, as well as facilitating the decision-making process.
The following Departments report to the Board of Directors:

Department	Manager
Internal Audit	Omar Severini
Institutional Affairs and Press Department	Diego Francisco Videla
Anti-money Laundering Unit	Claudia Estecho
Internal Audit Department: This Department is responsible for assessing and monitoring the effectiveness of internal control systems with the purpose of ensuring compliance with applicable laws and regulations.
Institutional Affairs and Press Department: This Department is responsible for managing and controlling press and institutional image promotion activities, providing advice to the different areas.
Anti-money Laundering Unit: This Unit is responsible for monitoring and detecting unusual possible operations to assure compliance with the Control and Prevention of Money Laundering regulations.
The following are the biographies of the Bank’s Chief Executive Officer and the senior executive officers mentioned above and not provided in the sections “-Board of Directors of Banco Galicia” or “-Our Board of Directors” above.
Juan H. Sarquís: Mr. Sarquís was born on June 23, 1957. He obtained a degree in economics at the Universidad Católica Argentina. He has been associated with the Bank since 1982. Mr. Sarquis is also a director of Sudamericana Holding S.A.and Banelco S.A., an alternate director of Visa Argentina S.A., Banelsip S.A., Tarjetas Regionales S.A., Tarjeta Naranja S.A., Tarjetas del Mar S.A. and Tarjetas Cuyanas S.A.
Gastón Bourdieu: Mr. Bourdieu was born on August 31, 1956. He obtained a degree in agricultural administration at UADE University. He has been associated with the Bank since 1981 as a member of the young professional program in the Credit division. He is also a director of Galicia Warrants S.A.
Pablo M. Leon: Mr. Leon was born on August 31, 1964. He obtained a degree in Finance at the Universidad de Palermo and two PDF (Programs for Executive Development) at IAE (Instituto Argentino de Empresas) and IMD, Lausanne, Switzerland. He has been associated with the Bank since 1987. He is also the chairman of Galicia Valores S.A. Sociedad de Bolsa and director of Argenclear S.A.

Juan Carlos L’Afflitto: Mr. L’Afflitto was born on September 15, 1958. He received a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with the Bank since 1986. Prior to such time, he worked at Morgan, Benedit y Asociados, where he acted as an advisor and accountant. He was a professor at the Universidad Católica Argentina until 1990.
Marcelo Poncini: Mr. Poncini was born on November 11, 1961. He obtained a degree in business administration at the Universidad de Morón. He has been associated with the Bank since 1987.
Miguel Angel Peña: Mr. Peña was born on January 22, 1962. He obtained a degree in information systems from the Universidad Nacional Tecnológica. He has been associated with the Bank since 1994. Mr. Peña is director of Tarjeta Naranja S.A. He is also a voting member of the ONG-Usuaria (Asociación Argentina de Usuarios de la Informática y las Comunicaciones).
Enrique Carlos Behrends: Mr. Behrends was born on January 31, 1946. He obtained a degree in sociology from the Universidad del Salvador. Mr. Behrends has been associated with the Bank since 1987. Prior to such time, he worked at Arthur Andersen, Coopers & Lybrand and Ernst & Young.
Raúl H. Seoane: See “Board of Directors of Banco Galicia”.
María Elena Casasnovas: Mrs. Casasnovas was born on May 10, 1951. She obtained a degree in law at the Pontificia Universidad Católica Santa María de los Buenos Aires. She has been associated with the Bank since 1972.
Nicolás Dujovne: Mr. Dujovne was born on May 18, 1967. He received a degree in economics at the Universidad de Buenos Aires and a master’s degree in Economics at the Universidad Torcuato Di Tella. He has been associated with the Bank since 1997. Prior to such time, he worked at Citibank Argentina, Alpha and Macroeconómica. In 1998, he served as the chief of advisors to the Secretary of the Argentine Treasury and, in 2000, as the representative of the Ministry of Economy at the Argentine Central Bank’s board of directors. He also worked as a consultant for The World Bank. In 2001, he returned to the Bank as the Chief Economist.
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
Claudia Raquel Estecho: Mrs. Estecho was born on September 24, 1957. She obtained a degree in public accounting at the Universidad de Buenos Aires. She has been associated with the Bank since 1976.
Banco Galicia’s Supervisory Committee
Banco Galicia’s bylaws provide for a Supervisory Committee consisting of three syndics and three alternate syndics. Pursuant to Argentine law and to the provisions of the Bank’s bylaws, the Bank’s syndics and alternate syndics are responsible of ensuring that all of the Bank’s actions are in accordance with applicable Argentine law. Syndics and alternate syndics do not participate in business management and cannot have managerial functions of any type. Syndics are responsible for, among other things, the preparation of a report to the shareholders analyzing the Bank’s financial statements for each year and the recommendation to the shareholders as to whether to approve such financial statements. Syndics and alternate syndics are elected at the ordinary shareholders’ meeting for a one-year term and they can be re-elected. Alternate syndics act in the temporary or permanent absence of a syndic.

The table below shows the composition of Banco Galicia’s Supervisory Committee as they were re-elected by the annual shareholders’ meeting held on April 14, 2010.

	Year of		Principal
Name	Appointment	Position	Occupation	Current Term Ends
Enrique M. Garda Olaciregui	2010	Syndic	Lawyer	December 31, 2010
Norberto D. Corizzo	2010	Syndic	Accountant	December 31, 2010
Luis A. Díaz	2010	Syndic	Accountant	December 31, 2010
Fernando Noetinger	2010	Alternate Syndic	Lawyer	December 31, 2010
Miguel N. Armando	2010	Alternate Syndic	Lawyer	December 31, 2010
Ricardo A. Bertoglio	2010	Alternate Syndic	Accountant	December 31, 2010
For the biographies of Messrs. Enrique M. Garda Olaciregui, Norberto D. Corizzo, Luis A. Díaz, Fernando Noetinger and Miguel N. Armando, see “-Our Supervisory Committee”.
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
The Bank’s Board of Directors establishes the policy for compensation of the Bank’s personnel. The Bank’s managers receive a fixed compensation and they may receive a variable compensation, based on their performance. Five directors and an alternate director are employees of the Bank and, therefore, receive a fixed compensation and may also receive a variable compensation based on their performance, provided that these additional payments do not exceed the standard levels of similar entities in the Argentine financial market, a provision that is applicable to managers as well. The compensation regime includes the possibility of acquiring a retirement insurance policy. The Bank does not maintain stock-option plans or pension plans or any other retirement plans for the benefit of its directors and managers. The Bank does not have a policy establishing any termination benefits for its directors.
The compensation of the Board of Directors must be approved by the shareholders’ meeting after the end of the fiscal year.
For fiscal year 2009, the Bank’s ordinary shareholders’ meeting held on April 14, 2010, approved remuneration for the Bank’s Board of Directors in the total amount of Ps.23.06 million, which includes the following:
•	total compensation, including salaries, variable compensation and other related concepts for the directors that are also employees and for executive and supervision functions they perform, and
•	compensation for the independent directors.
During 2009, provisions were established to cover the variable compensation of the Bank’s Board of Directors and managers for the fiscal year. In January 2009, the Bank’s Board of Directors decided to pay the variable compensation corresponding to fiscal year 2008, based on the compensation for similar or equivalent positions in the market, in recognition of the performance and professional development of the respective beneficiaries during said fiscal year. In January 2010, the Bank’s Board of Directors decided to pay a variable compensation to certain Bank employees for the fiscal year 2009, based on the compensation for similar or equal job positions in the labor market, in recognition of the performance and professional development of the respective beneficiaries during fiscal year 2009. The Bank’s Chief Executive Officer, the senior managers, the department managers which report to him and the department managers which report to the Board of Directors received compensation of Ps.15.30 million for fiscal year 2009 and compensation of Ps.8.71 million for fiscal year 2008. These amounts include fixed and variable compensations.

Employees
The following table shows the composition of our staff:

	As of December 31,
	2009	2008	2007
Grupo Financiero Galicia S.A.	10	9	10
Banco de Galicia y Buenos Aires S.A.	5,028	5,324	5,164
Branches	2.636	2,888	2,604
Head Office	2.392	2,436	2,560
Galicia Uruguay	8	10	13
Regional Credit-Card Companies	3,936	3,898	3,769
Sudamericana Consolidated	116	105	96
Other Subsidiaries	44	62	51

Total	9.142	9,408	9,103

Within the current legal framework, membership in an employee union is voluntary and there is only one union of bank employees with national representation. As of December 31, 2009, approximately 11.8% of the Bank’s employees were affiliated with the national bank employee union. The employees of the regional credit card companies are affiliated with the national commerce employee union, in a percentage that ranged from 2% to 11%, depending on the company, as of December 31, 2009. During the first four months of 2009, 2008 and 2007, the bank employee union and the national commerce employee union renegotiated their respective collective labor agreements in order to establish new minimum wages. As a result, between March and April of each year, salary increases were granted. Banco Galicia has not experienced a strike by its employees since 1973 and the regional credit card companies have never experienced any strike event. We believe that our relationship with our employees has developed within normal and satisfactory parameters.
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
Nasdaq Corporate Governance Standards
Pursuant to Nasdaq Marketplace Rule 5615(a) (3), a foreign private issuer may follow home country corporate governance practices in lieu of the requirements of the Rule 5600 Series, provided that the foreign private issuer complies with certain sections of the Rule 5000 Series, discloses each requirement that it does not follow and describes the home relevant country practice followed in lieu of such requirement. The requirements of the Rule 5000 Series and the Argentine corporate governance practice that we follow in lieu thereof are described below:
(i)	Rule 5250 (d) — Distribution of Annual and Interim Reports. In lieu of the requirements of Rule 5250 (d), we follow Argentine law, which requires that companies make public a Spanish language annual report, including annual audited consolidated financial statements, by filing such annual report with the CNV and the BASE, within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the CNV and the BASE within 42 calendar days of the end of each fiscal quarter. The BASE publishes the annual reports and interim reports in the BASE bulletin and makes the bulletin available for inspection at its offices. In addition, our shareholders can receive copies of our annual reports and any interim reports upon such shareholders’ request.

English language translations of our annual reports and interim reports are furnished to the SEC. We also post the English language translation of our annual reports and quarterly press releases on our website. Furthermore, under the terms of the Second Amended and Restated Deposit Agreement, dated as of June 22, 2000, among us, The Bank of New York, as depositary, and owners of ADSs issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of our annual reports and each of our quarterly press releases. Annual reports and quarterly press releases are available for inspection by ADR holders at the offices of The Bank of New York located at, 101 Barclay Street, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to the shareholders, at the company’s executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report), as well as proposals of the company’s board of directors.
(ii)	Rule 5605 (b) (1) — Majority of Independent Directors. In lieu of the requirements of Rule 5605 (b) (1), we follow Argentine law, which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina such as us must have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the CNV. In addition, because we are a “controlled company” as defined in Rule 5615 (c) (1), we are relying on the exemption provided thereby for purposes of complying with Rule 5615 (c) (2).
(iii)	Rule 5605 (b) (2) — Executive Sessions of Independent Directors. In lieu of the requirements of Rule 5605 (b) (2), we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our Board of Directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the board of directors may approve the delegation of specific responsibilities to designated directors or non-director managers of the company. Also, it is mandatory for public companies to form a supervisory committee (composed of syndics), which is responsible for monitoring the legality of the company’s actions under Argentine law and the conformity thereof with its by-laws. Finally, our audit committee has regularly scheduled meetings and, as such, such meetings will serve a substantially similar purpose as executive sessions.
(iv)	Rule 5605 (d) — Compensation of Officers. In lieu of the requirements of Rule 5605 (d), we follow Argentine law, which does not require companies to form a compensation committee comprised solely of independent directors. It also is not required in Argentine law that the compensation of the chief executive officer and all other executive officers be determined by either a majority of the independent directors or a compensation committee comprised solely of independent directors. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the chief executive officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for directors or managers of the company. Finally, because we are a “controlled company” as defined in Rule 5615 (c) (1), we are relying on the exemption provided thereby for purposes of complying with Rule 5615 (c) (2).
(v)	Rule 5605 (e) (1) — Nomination of Directors. In lieu of the requirements of Rule 5605 (e) (1), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation. In addition, because we are a “controlled company” as defined in Rule 5615 (c) (1), we are relying on the exemption provided thereby for purposes of complying with Rule 5615 (c) (2).
(vi)	Rule 5605 (c) (1) — Audit Committee Charter. In lieu of the requirements of Rule 5605 (c) (1), we follow Argentine law, which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare a proposed plan or course of action with respect to those matters, which are the responsibility of the company’s audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee charter.

(vii)	Rule 5605 (c) (2) — Audit Committee Composition. Argentine law does not require, and it is equally not customary business practice in Argentina, that companies have an audit committee comprised solely of independent directors. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, we have a three member audit committee comprised of entirely independent directors, as independence is defined in Rule 10 A-3 (b) (1), one of which the Board of Directors has determined to be an audit committee financial expert. In addition, we have a supervisory committee (“comisión fiscalizadora”) composed of three syndics, which are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our by-laws.
(viii)	Rule 5620 (c) — Quorum. In lieu of the requirements of Rule 5620 (c), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and require, in connection with ordinary meetings, that a quorum consist of a majority of stock entitled to vote. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, constitute a quorum and resolutions may be adopted by an absolute majority of the votes present. Argentine law and our bylaws require, in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called which may be held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, a change in our domicile to outside of Argentina, total or partial recapitalization of our statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote).
(ix)	Rule 5620 (b) — Solicitation of Proxies. In lieu of the requirements of Rule 5620 (b), we follow Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely circulated newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores S.A. (“Caja de Valores”) up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the surveillance committee (“consejo de vigilancia”), manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADR holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.
(x)	Rule 5630 (a) — Conflicts of Interest. In lieu of the requirements of Rule 5630 (a), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet, so long as the relevant transaction exceeds the equivalent of three hundred thousand Argentine Pesos (Ps.300,000). Directors can contract with the corporation only on terms consistent with prevailing market terms. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholder’s vote, such shareholder may be liable to the company for damages and the resolution may be declared void.
Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

Share Ownership
For information on the share ownership of our directors and executive officers as of December 31, 2009, see Item 7. “Major Shareholders and Related Party Transactions-Major Shareholders”.
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
As of April 30, 2010, our capital structure was made up of class A shares, each of which is entitled to five votes and class B shares, each of which is entitled to one vote. As of April 30, 2010, we had 1,241,407,017 shares outstanding composed of 281,221,650 class A shares and 960,185,367 class B shares (331,544,340 of which were evidenced by 33,154,434 ADSs).
Our controlling shareholders are members of the Escasany, Ayerza and Braun families and the Fundación. As of April 30, 2010, the controlling shareholders owned 100% of our class A shares through EBA Holding (representing 22.65% of our total outstanding shares) and 13.27% of our class B shares (or 10.26% of our total outstanding shares), therefore directly and indirectly owning 32.9% of our shares and 64.8% of total votes.
Based on information that is available to us, the table below sets forth, as of April 30, 2010, the number of our class A and class B shares held by holders of more than 5% of each class of shares, the percentage of each class of shares held by such holder, and the percentage of votes that each class of shares represent as a percentage of our total possible votes.
Class A Shares

Name	Class A Shares	% of Class A Shares	% of Total Votes
EBA Holding S.A.	281,221,650 class A shares	100	59.4
Class B Shares

Name	Class B Shares	% of Class B Shares	% of Total Votes
The Bank of New York (1)	331,544,340 class B shares	34.5	14.0
ANSES (2)	253,745,743 class B shares	26.4	10.7
EBA Holding Shareholders (3)	127,424,761 class B shares	13.3	5.4
Banco Santander (4)	82,741,540 class B shares	8.6	3.5

(1)	Pursuant to the requirements of Argentine law, all class B shares represented by ADSs are owned of record by The Bank of New York, as Depositary. The address for the Bank of New York is 101 Barclay Street, New York 10286, and the country of organization is the United States. This includes the holdings of Banco Santander.

(2)	“ANSES’ holding is obtained through information supplied by Caja de Valores and information gathered from the ANSES. Said holding includes 46,521,340 shares in ADS.

(3)	No member holds more than 2.0% of the capital stock. Said holding includes 25,959,510 shares in the form of ADS.

(4)	Information is based on the 20-F filed by Banco Santander dated June 30, 2009. The address for Banco Santander is Ciudad Grupo Santander 28660, Boadilla del Monte, Madrid, Spain, and the country of organization is the Kingdom of Spain. The holding is in ADRs.
Based on information that is available to us, the table below sets forth, as of April 30, 2010, the shareholders that either directly or indirectly have more than 5% of our votes or shares.

Name	Shares	% of Shares	% of Total Votes
The Bank of New York	331,544,340 class B shares	26.7	14.0
EBA Holding S.A.	281,221,650 class A shares	22.7	59.4
ANSES	253,745,743 class B shares	20.4	10.7
EBA Holding Shareholders	127,424,761 class B shares	10.3	5.4
Banco Santander	82,741,540 class B shares	6.7	3.5

Members of the three controlling families have historically owned the majority of the issued share capital of Banco Galicia since 1959. Members of the Escasany family have been on the Board of Directors of the Bank since 1923. The Ayerza and Braun families have been represented on the Bank’s Board of Directors since 1943 and 1947, respectively. Currently, there is one member of these families on the Bank’s Board of Directors and five members of these families on our Board of Directors. In addition, there is one alternate director on our Board of Directors that is member of the controlling families.
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
As of December 31, 2009, we had 57 identified United States record shareholders (not considering The Bank of New York), of which 12 held our class B shares and 45 held our ADSs. Such United States holders, in the aggregate, held approximately 104.9 million of our class B shares, representing approximately 8.4% of our total outstanding capital stock as of said date.
Related Party Transactions
Other than as set forth below, Grupo Financiero Galicia and its non-banking subsidiaries are not a party to any transactions with, and have not made any loans to any (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by Grupo Financiero Galicia or its non-banking subsidiaries, (ii) associates (i.e. an unconsolidated enterprise in which Grupo Financiero Galicia or its non-banking subsidiaries has a significant influence or which has significant influence over Grupo Financiero Galicia or its non-banking subsidiaries), (iii) individuals owning, directly or indirectly, an interest in the voting power of Grupo Financiero Galicia or its non-banking subsidiaries that gives them significant influence over Grupo Financiero Galicia or its non-banking subsidiaries, as applicable, and close members of any such individual’s family (i.e. those family members that may be expected to influence, or be influenced by, that person in their dealings with Grupo Financiero Galicia or its non-banking subsidiaries, as applicable), (iv) key management personnel (i.e. persons that have authority and responsibility for planning, directing and controlling the activities of Grupo Financiero Galicia or its non-banking subsidiaries, including directors and senior management of companies and close members of such individual’s family) or (v) enterprises in which a substantial interest is owned, directly or indirectly, by any person described in (iii) or (iv) over which such a person is able to exercise significant influence nor are there any proposed transactions with such persons. For purposes of this paragraph, this includes enterprises owned by directors or major shareholders of Grupo Financiero Galicia or its non-banking subsidiaries that have a member of key management in common with Grupo Financiero Galicia or its non-banking subsidiaries, as applicable. In addition, “significant influence” means the power to participate in the financial and operating policy decisions of the enterprise but means less than control. Shareholders beneficially owning a 10% interest in the voting power of Grupo Financiero Galicia or its non-banking subsidiaries are presumed to have a significant influence on Grupo Financiero Galicia or its non-banking subsidiaries, as applicable.
Grupo Financiero Galicia has granted working capital loans to the following entities that it directly or indirectly controls:

					Outstanding amount
Entity	Granted in	Rate	Original Amount		December 31, 2009		April 30, 2010
		%	(in millions of Pesos)
Net Investment S.A.	Nov/Apr 2009	0.0	Ps.	0.20	Ps.	0.20	Ps.	0.10
GV Mandataria de Valores S.A.	Nov/Sep 2009	0.0	Ps.	0.57	Ps.	0.76	Ps.	0.57

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
The following table presents the aggregate amounts of total financial exposure of the Bank to related parties, the number of recipients, the average amounts and the single largest exposures as of the end of the three fiscal years ended December 31, 2009 and as of April 30, 2010, the last date for which information is available.

	April 30, 2010		December 31, 2009		December 31, 2008		December 31, 2007
	In millions of Pesos, except as noted
Aggregate Total Financial Exposure	Ps.	83.3	Ps.	76.0	Ps.	74.9	Ps.	40.8
Number of Recipient Related Parties		225		219		221		207
Individuals		174		172		174		168
Companies		51		47		47		39
Average Total Financial Exposure	Ps.	0.4	Ps.	0.3	Ps.	0.3	Ps.	0.2
Single Largest Exposure	Ps.	19.3	Ps.	18.9	Ps.	30.5	Ps.	11.6
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
The Bank and Grupo Financiero Galicia have executed a trademark license agreement under which the Bank has authorized Grupo Financiero Galicia to use the word “Galicia” in our corporate name and has authorized our direct or indirect subsidiaries, other than those of the Bank, to use in their corporate names the Bank’s registered trademarks, including the word “Galicia”, in marketing their products and services. The trademark license agreement has a 10-year term until July 1, 2010, at which point it becomes automatically renewable every two years. This agreement provides for the payment of an annual royalty, which in 2009 amounted to Ps.1.1 million.
Item 8. Financial Information
We have elected to provide the financial information set forth in Item 18 of this annual report.

Legal Proceedings
We are a party to the following legal proceedings:
On March 11, 2003 Theseus S.A. and Lagarcué S.A., two minority shareholders of Banco Galicia, initiated legal proceedings against Banco Galicia and Grupo Financiero Galicia (“Theseus S.A. y otra c/ Banco de Galicia y Buenos Aires S.A. y Grupo Financiero Galicia S.A. s/ Ordinario”). The proceeding’s purpose is to have the court “declare null the corporate legal action done by Grupo Financiero Galicia with the cooperation of Banco Galicia pursuant to which there was an exchange of class B shares of Banco Galicia for class B shares of Grupo Financiero Galicia”. Banco Galicia and Grupo Financiero Galicia have answered the claim, arguing in defense that the transaction complied with applicable legal requirements and, among other things, that there was not one action of exchange of shares but rather as many legal actions (exchange agreements) as there were shareholders who tendered their Banco Galicia’s shares to receive Grupo Financiero Galicia’s shares (i.e., 3,172 legal actions). Therefore, in order to nullify all of the exchange agreements, it would be necessary that every single person who tendered shares be named in the lawsuit, not just Banco Galicia and Grupo Financiero Galicia. Currently, this lawsuit is at the discovery stage. The management and their legal advisors consider that the result of this lawsuit would not produce a significant adverse effect on its financial condition.
On January 18, 2007, Grupo Financiero Galicia, Banco Galicia and their respective directors and syndics were notified of the CNV Resolution No. 15,557, dated as of January 11, 2007 (the “Resolution”), pursuant to which the CNV resolved to institute an investigation proceeding against all of the above-mentioned institutions and persons with respect to potential violations of various regulations relating to the improper use of inside information and the possible insufficient disclosure of information. This is related to trading operations of Notes Due 2014 and Notes Due 2019 in the market carried out by Grupo Financiero Galicia and issued by the Bank as part of its Foreign Debt restructuring. Such institutions and persons presented their respective defenses, after which it was decided to commence an evidentiary period. After the evidentiary period ended in August 2009, the case was handed over to the CNV Board so that they would pass a final resolution on the matter. Grupo Financiero Galicia and the Bank believe that the proceeding has no factual support and that all the actions related to the matter were performed in accordance with applicable laws and regulations. The aforementioned CNV regulation is available at www.cnv.gov.ar.
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
In connection with the application by financial institutions of emergency measures implemented by the Executive Branch of the Government during and in respect of the 2001-2002 crisis, which mandated the pesification of deposits originally denominated in dollars and the restructuring of such deposits, in 2002 individuals and institutions initiated a significant number of legal actions known as amparo claims against financial institutions, including the Bank, on the basis that these measures violated their constitutional and other rights. These legal actions have resulted in losses for financial institutions, including the Bank, as a result of court orders mandating the reimbursement of Restructured Deposits at values greater than those established by the emergency measures. The Argentine Central Bank issued regulations allowing for the deferral and amortization of such related losses, while the Government did not provide for any compensation of such losses to the financial institutions and the Argentine Supreme Court has issued rulings in several particular cases related to deposit pesification with different implications. The Bank has repeatedly reserved its right to make claims, at a suitable time, in view of the negative effect caused on its financial condition by the reimbursement of deposits originally denominated in dollars, pursuant to orders issued by the Judicial Branch, either in dollars or in pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not included by the Government in the calculation of the compensation to financial institutions. The method of accounting for such right as a deferred loss, set forth by the Argentine Central Bank regulations, does not affect its existence or legitimacy. To such effect, the corresponding reservation of rights has been made. On December 30, 2003, the Bank formally requested the National Executive Branch, with a copy to the MECON and to the Argentine Central Bank, the payment of due compensation for the losses incurred by the Bank generated by the “asymmetric pesification” and especially for the negative effect on its financial condition caused by court decisions. The Bank has reserved its right to further extend such request in order to encompass losses made definitive by new final judgments.

As of the date of this report, provincial tax collection authorities as well as tax collection authorities from the Autonomous City of Buenos Aires, are in the process (in different degrees of completion) of conducting audits related to tax on gross income corresponding to fiscal year 2002, mainly regarding the Compensatory Bond. The Bank has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings. These proceedings and their possible effects are constantly being monitored by the management. Even though the foregoing has not yet been finally resolved, the Bank believes it has complied with its tax liabilities in full pursuant to current regulations and has provisioned the amounts considered adequate according to the different levels of advance of each process.
Finally, it must be mentioned that Banco Galicia, its directors and syndics are also governed by the investigation proceeding initiated by the CNV on January 18, 2007 with respect to potential violations of various regulations relating to the possible improper use of inside information and the possible insufficient disclosure of information. In addition, Theseus S.A. and Lagarcué S.A., two minority shareholders of Banco Galicia, have initiated legal proceedings against Banco Galicia requesting that the court “declare null the corporate legal action done by Grupo Financiero Galicia with the cooperation of Banco Galicia pursuant to which there was an exchange of class B shares of Banco Galicia for class B shares of Grupo Financiero Galicia”. For more information on these two proceedings, see “Legal Proceedings—Grupo Financiero Galicia” in this section.
Regional Credit Card Companies
As of the date of this annual report, the Argentine Revenue Service (AFIP), the Revenue Board of the Province of Córdoba and the municipalities of the cities of Mendoza and San Luis are in the process of conducting audits. Said bodies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.’s subsidiaries. Based on the opinions of their tax advisors, these companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law. Therefore, they are taking the corresponding administrative and legal steps in order to resolve such issues.
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

Under the loan agreements, the note purchase agreement and the indenture entered into by the Bank in connection with its foreign debt restructuring, the Bank may only pay dividends on its capital stock if there is no event of default under the loan agreements, the note purchase agreement and the indenture and only after the aggregate principal amount of the long term instruments and medium term instruments (together, but excluding the subordinated debt instruments maturing in 2019, the “senior debt”) issued in its foreign debt restructuring is equal to or less than 50% of the originally issued senior debt. If the Bank is able to pay dividends, it is required to repay US$2 of the long-term instruments issued in its foreign debt restructuring for each US$1 of dividends paid on its capital stock.
Argentine Central Bank regulations further restrict the distribution of cash dividends by the Bank.
By means of Communiqués “A” 4589 and “A” 4591, issued on October 29 and November 8, 2006, the Argentine Central Bank modified the criteria by which a financial institution determines if it can distribute profits. According to the new rules, profits can be distributed up to the positive amount resulting after deducting from retained earnings the reserves that may be legally and statutory required, as well as the following items: the difference between the book value and the market value of a financial institution’s portfolio of public-sector assets and/or debt issued by the Argentine Central Bank not marked-to-market, the amount of assets representing the losses from lawsuits related to deposits (amparos), and any adjustments required by the external auditors or the Argentine Central Bank not having been recognized. In addition, to be able to distribute profits, a financial institution must comply with the capital adequacy rule, with the minimum capital requirement and the regulatory capital calculated, only for the purpose of determining its ability to distribute profits, by deducting from its assets and retained earnings all the items mentioned in above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments computable as core capital pursuant to Communiqué “A” 4576. Likewise, in such calculation, a financial institution will not be able to compute any regulatory forbearance that the Argentine Central Bank may provide, affecting minimum capital requirements, computable regulatory capital or a financial institution’s capital adequacy, and the amount of profits that it wishes to distribute.
In May 2010, the Argentine Central Bank modified the conditions necessary to pay dividends through Communiqué “A” 5072:
•	Calculation of the distributable profits subtracting the net difference between the book value and the market price of the government debt.
•	Compliance with minimum capital requirements plus 30% after the payment of the dividend.
•	Compliance with minimum capital cash reserves after the payment of the dividend.
At the close of the fiscal year ended December 31, 2009, the Bank’s capital, non-capitalized contributions, profit reserves, adjustments to Shareholders’ Equity and retained earnings (not including the fiscal year’s net income) totaled Ps.1,954.7 million. The Bank’s net income for fiscal year 2009 amounted to Ps.171.8 million. In addition to the retained earnings at the previous fiscal year end, of Ps.160.0 million, the Bank’s total retained earnings amounted to Ps.331.8 million. Taking into consideration the Argentine Central Bank rules regarding the distribution of profits, as explained above, the Bank’s Board of Directors proposed at the shareholders’ meeting held on April 14, 2010, and such shareholders’ meeting approved, the following distribution of earnings:

In millions of Pesos
To Legal Reserve	34.4
To Next Fiscal Year	297.4
As of December 31, 2009, the applicable adjustments to the Bank’s retained earnings were the following: (i) Ps.723.0 million, for the difference between the book value and the market value of public-sector assets and/or debt instruments issued by the Argentine Central Bank not marked-to-market, and Ps.259.0 million for deferred losses in connection with lawsuits related to deposits (amparo claims).

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
Dividends
We have not paid any dividends since March 2001, due to the fact that Banco Galicia did not post any distributable income as a result of the crisis and the other applicable restrictions. The last cash dividend we received from Banco Galicia was in October 2001 for Ps.116.4 million, but those funds were deposited at Galicia Uruguay. The deposits we maintained at Galicia Uruguay that may have otherwise been available for distribution or to pay our operating expenses were restructured and most of these deposits were converted into subordinated negotiable obligations issued by Galicia Uruguay for US$43 million in late 2002. In July 2005, we forgave these subordinated negotiable obligations.
In light of the restrictions on Banco Galicia’s ability to make distributions, Grupo Financiero Galicia’s current policy is to retain its earnings to pay for its operating expenses, its financial debt, and to support the growth of Grupo Financiero Galicia’s businesses.
Significant Changes
Grupo Financiero Galicia
The ordinary and extraordinary shareholders’ meeting of Grupo Financiero Galicia held on April 14, 2010 approved an extension of US$40 million in the amount of the Global Program of simple short-, mid- and/or long-term Negotiable Obligations. Therefore, the maximum amount of the Program, which was of up to US$60 million or its equivalent in any other currency, was set up to US$100 million or its equivalent in any other currency.
On June 8, 2010, Grupo Financiero Galicia issued two series of bonds for a total amount of US$45 million, with the following characteristics: (i) US$18.14 million of 8% Class II, Series II Notes, due in 2012, this bond was issued at a price of 101.82/100 with a yield of 7%, and (ii) US$26.86 million of 9% Class II, Series III Notes due in 2013, this bond was issued at a price of 101.28/100 with a yield of 8.5%. Interest is payable semiannually.
Banco Galicia
On June 17, 2010, the Bank informed the Central Bank of Uruguay and the Ministry of Economy and Finance of Uruguay of its decision to terminate Galicia Uruguay’s activities and of its consequent dissolution. The decision was made after having cancelled in advance all of Galicia Uruguay’s obligations corresponding to the restructuring agreement.
On June 7, 2010, the Argentine Central Bank approved the purchase of Compañía Financiera Argentina S.A., Cobranzas & Servicios S.A. and AIG Universal Processing Center S.A. The fair value of the consideration to acquire the shares of these companies is Ps.331.1 million. This purchase will be financed with the Bank’s available cash, within its ordinary course of business. For more information, see Item 4. “Information on the Company-Capital Investments and Divestitures”.
During the first quarter of fiscal year 2010, the Bank cancelled in advance US$45.8 million of face value of its negotiable obligations due in 2014.
In January 2010, the Bank paid the last amortization installment of its negotiable obligations due in 2010, for a principal amount of US$34.2 million, and the first amortization installment of its negotiable obligations due in 2014, for a principal amount of US$23.1 million.

After these transactions, the outstanding principal of the negotiable obligations issued by the Bank (negotiable obligations due in 2014 and subordinated negotiable obligations due in 2019) amounts to US$427.2 million, representing a US$87.9 million decrease from the end of fiscal year 2009.
In January 2010, the Bank decided to record under the item “Investment Accounts” a part of its holdings of National Government Bonds due in 2015 (Bonar 2015 bonds), for Ps.668.2 million of face value, at market value. As of the end of fiscal year 2009, such bonds were recorded under the item “Special Investments Accounts” and valued at their incorporation value increased by its internal rate of return. This change in the criteria of exposition and, consequently, of valuation, generated a Ps.240.1 million profit. In addition, the Bank established a valuation allowance on the Boden 2012 bonds, for Ps.219.8 million, equivalent to the estimated difference between the book value (technical value) and the realizable value that the Bank considers reasonable.
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
On May 13, 2004, we issued 149 million preferred shares in connection with the restructuring of the foreign debt of the Bank’s Head Office and its Cayman Branch. Under the terms and conditions of the restructuring, our preferred shares were automatically convertible into class B shares on May 13, 2005. Such conversion took place on May, 13, 2005. Our preferred shares were listed on the BASE and the Córdoba Stock Exchange under the symbol “GGAL” between May 13, 2004 and May 12, 2005.
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
Grupo Financiero Galicia — Class B Shares — Buenos Aires Stock Exchange (in Pesos)

			Average Daily Volume
	High	Low	(in thousands of Class B shares)
Calendar Year
2005	2.81	2.06	4,784.6
2006	2.86	1.72	2,045.3
2007	3.37	2.23	1,924.8
2008	2.36	0.57	3,549.4
2009	1.81	0.61	2,471.5

Two Most Recent Fiscal Years
2008
First Quarter	2.36	1.94	1,290.8
Second Quarter	2.26	1.57	1,465.5
Third Quarter	1.63	1.12	1,642.9
Fourth Quarter	1.56	0.57	3,549.4
2009
First Quarter	0.88	0.61	1,497.9
Second Quarter	1.28	0.70	2,669.4
Third Quarter	1.81	1.26	1,747.7
Fourth Quarter	2,30	1,76	1,742.8
2010
First Quarter	2.41	1.84	1,306.4
Second Quarter (through May 31, 2010)	2.53	2.02	2,056.8

Most Recent Six Months
December 2009	2.16	1.97	1,155.1
January 2010	2.24	1.97	1,435.3
February 2010	2.04	1.84	926.3
March 2010	2.41	1.94	1,560.9
April 2010	2.53	2.35	1,688.6
May 2010	2.40	2.02	2,444.3

As of June 24, 2010, the closing price of our class B shares was Ps.2.45.
Grupo Financiero Galicia — Preferred Shares Outstanding from May 13, 2004 to May 11, 2005 — Buenos Aires Stock Exchange (in Pesos)

			Average Daily Volume
	High	Low	(in thousands of preferred shares)
Calendar Year
2005 (through May 11, 2005)	2.72	2.03	183.4

Most Recent Fiscal Year
2005
First Quarter	2.72	2.10	230.9
Second Quarter (through May 11, 2005)	2.34	2.03	81.8

Most Recent Six Months
December 2004	2.48	1.99	275.2
January 2005	2.44	2.26	146.0
February 2005	2.69	2.37	184.3
March 2005	2.72	2.10	360.3
April 2005	2.25	2.03	100.4
May 2005 (through May 11, 2005)	2.34	2.15	32.9
Grupo Financiero Galicia — ADSs — Nasdaq Capital Market (in US$)

			Average Daily Volume
	High	Low	(in thousands of ADRs)
Calendar Year
2005	9.62	6.87	347.3
2006	9.56	5.61	190.2
2007	11.12	6.98	273.1
2008	7.60	1.45	251.6
2009	6.10	1.56	160,0

Two Most Recent Fiscal Years
2008
First Quarter	7.60	6.14	259.3
Second Quarter	7.07	4.92	235.2
Third Quarter	5.30	3.63	222.2
Fourth Quarter	5.00	1.45	290.1
2009
First Quarter	2.42	1.56	100.9
Second Quarter	3.28	1.80	191.1
Third Quarter	4.71	3.10	163.0
Fourth Quarter	6.10	4.55	187.7
2010
First Quarter	6.20	4.72	113.6
Second Quarter (through May 31, 2010)	6.48	5.12	171.8

Most Recent Six Months
December 2009	5.77	5.27	87.0
January 2010	5.99	5.15	98.7
February 2010	5.34	4.72	83.8
March 2010	6.20	4.90	150.6
April 2010	6.48	5.83	163.7
May 2010	6.12	5.12	180.3

As of June 24, 2010, the closing price of our ADS was US$6.15.
The following tables present for the periods indicated the high and low closing prices and the average trading volume of the Bank’s class B shares on the BASE as reported by the BASE. Banco Galicia class B shares continue to be listed on the BASE with very low trading volume.
Banco Galicia — Class B Shares — Buenos Aires Stock Exchange (in Pesos)

			Average Daily Trading Volume
	High	Low	( in thousand Class B shares)
Calendar Year
2005	4.30	3.60	1.96
2006	4.50	3.04	1.56
2007	6.46	4.25	2.74
2008	4.45	2.15	3.30
2009	3.55	2.10	6.47

Two Most Recent Fiscal Years
2008
First Quarter	4.45	4.08	1.87
Second Quarter	4.45	3.65	4.59
Third Quarter	3.85	3.69	0.88
Fourth Quarter	3.85	2.40	4.19
2009
First Quarter	2.38	2.17	0.69
Second Quarter	2.30	2.15	4.03
Third Quarter	3.00	2.10	14.85
Fourth Quarter	3.55	3.04	6.06
2010
First Quarter	4.15	3.17	3.51
Second Quarter (through May 31, 2010)	4.20	3.50	1.70

Most Recent Six Months
December 2009	3.40	3.20	1.60
January 2010	3.70	3.50	5.55
February 2010	3.50	3.17	0.52
March 2010	4.15	3.20	4.37
April 2010	4.11	3.90	1.71
May 2010	4.20	3.50	1.79
As of June 24, 2010, the closing price of the Bank’s class B shares was Ps.4.00.
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
Although companies may list all of their capital stock on the BASE, in most cases the controlling shareholders retain the majority of a company’s capital stock. This results in only a relatively small percentage of most companies’ stock being available for active trading by the public on the BASE. Even though individuals have historically constituted the largest group of investors in Argentina’s equity markets, in recent years, banks and insurance companies have shown an interest in these markets. Argentine mutual funds, by contrast, continue to have very low participation in the market. Although 106 companies had equity securities listed on the BASE as of December 31st, 2009, the 10 most-traded companies on the exchange accounted for approximately 83.7% of total trading value during 2009. Our shares were the fourth most-traded shares on the BASE in 2009, with a 6.07% share of trading volume.
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

In order to improve Argentine securities market regulation, Decree No. 677/01 or “Decree for Transparency in the Public Offering”, was promulgated and took effect on June 1, 2001. This decree has come to be regarded as the financial consumer’s “bill of rights”. Its objective is to provide transparency and protection to participants in the capital markets. The decree applies to individuals and entities that participate in the public offering of securities and to stock exchanges as well. Among its key provisions, the decree broadens the definition of “security;” governs the treatment of negotiable securities; obligates publicly listed companies to form audit committees composed of three or more members of the board of the directors, the majority of whom must be independent under CNV regulations; authorizes market-stabilization transactions under certain circumstances; governs insider trading, market manipulation and securities fraud; and regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies.
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
Securities can be freely traded on the Argentine markets but certain restrictions exist regarding access by residents and non-residents to the local foreign exchange market and to transfers of foreign exchange abroad. See Item 4. “Information on the Company-Government Regulation-Foreign Exchange Market”.
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

Outstanding Capital Stock
Our total subscribed and paid-in share capital as of December 31, 2009, amounted to Ps.1,241,407,017, composed of class A shares and class B shares, each with a par value of Ps.1.00. The following table presents the number of our shares outstanding as of December 31, 2009, and the voting interest that the shares represent.

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
Voting Rights
At shareholders’ meetings, each class A share is entitled to five votes and each class B share is entitled to one vote. However, class A shares are entitled to only one vote in certain matters, such as:
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
Syndics
Our bylaws, in accordance with Argentine law, provide for the maintenance of a supervisory committee whose members are three permanent syndics and three alternate syndics. Syndics are elected for a one-year term and may be re-elected. Alternate syndics replace permanent syndics in case of absence. For the appointment of syndics, each of our class A shares and class B shares has only one vote. Fees for syndics are established by the shareholders at the annual ordinary shareholders’ meeting. Their function is to oversee the management of the company, to control the legality of the actions of the board of directors, to attend all board of directors’ meetings, to attend all shareholders’ meetings, to prepare reports for the shareholders on the financial statements with their opinion, and to provide information regarding the company to shareholders that represent at least 2% of the capital stock. Syndics’ liabilities are joint and several and unlimited for the non-fulfillment of their duties. They are also jointly and severally liable, together with the members of the board of directors, if the proper fulfillment of their duties as syndics would have avoided the damage or the losses caused by the members of the board of directors.
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
Exchange Controls
For a description of the exchange controls that would affect us or the holders of our securities, see Item 4. “Information on the Company-Government Regulation-Foreign Exchange Market”.
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

On July 3, 2003, the Government’s Chief Counsel (“Procurador del Tesoro”) issued an opinion that the provisions of the income tax law that taxed capital gains arising from shares without quotation obtained by resident individuals or “offshore companies”, as defined by the Argentine Income Tax Law, are no longer in force because they have been implicitly abrogated. The validity of this opinion is difficult to assess. Opinions of the Government’s Chief Counsel are binding upon all Government attorneys, including attorneys of the Argentine tax administration.
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
Personal Assets Tax
Individuals domiciled and undivided estates located in Argentina or abroad will be subject to an annual tax in respect of assets located in Argentina and abroad. The tax rate is from 0.5% to 1.25%, depending on the total amount of assets. Individuals domiciled abroad will pay the tax only in respect of the assets they hold in Argentina. In the case of individuals domiciled abroad, the tax will be paid by the individuals or entities domiciled in Argentina which, as of December 31 of each year, hold the joint ownership, possession, use, enjoyment, deposit, safekeeping, custody, administration or tenure of the assets located in Argentina subject to the tax belonging to the individuals domiciled abroad. When the direct ownership of negotiable obligations, government securities and certain other investments, except shares issued by companies ruled by the Corporations’ Law, corresponds to companies domiciled abroad in countries that do not enforce registration systems for private securities (with the exception of insurance companies, open-end investment funds, pension funds or banks and financial entities with head offices in countries that have adopted the international banking supervision standards laid down by the Basel Committee on Banking Supervision) or that pursuant to their bylaws, charter, documents or the applicable regulatory framework, have as their principal activity investing outside of the jurisdiction of their organization or domicile, or are generally restricted from doing business in their country of incorporation, it will be assumed, without any proof to the contrary being admitted, that those assets belong ultimately to individuals and therefore the system for paying the tax for such individuals domiciled abroad is applicable to them.
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
Taxation of Cash Dividends and Distribution of Stock
Subject to the discussion below under “Passive Foreign Investment Company Considerations”, for U.S. Federal income tax purposes, the gross amount of distributions by the Company of cash or property (other than certain distributions, if any, of class B shares or ADSs distributed pro rata to all shareholders of the Company, including holders of ADSs) made with respect to the class B shares or ADSs before reduction for any Argentine taxes withheld therefrom, will constitute dividends to the extent that such distributions are paid out of the Company’s current and accumulated earnings and profits, and will be included in the gross income of a U.S. Holder as dividend income. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, non-corporate U.S. Holders generally may be taxed on such distributions on ADSs (or shares that are readily tradable on an established securities market in the United States at the time of such distribution) at the lower rates applicable to long-term capital gains for taxable years beginning on or before December 31, 2010 (i.e., gains from the sale of capital assets held for more than one year). Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss with respect to such ADSs (or shares), that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4)(B) of the Code or that receive dividends with respect to which they are obligated to make related payments, will not be eligible for the reduced rates of taxation. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Internal Revenue Code of 1986, as amended (the “Code”).
Subject to the discussion below under “Passive Foreign Investment Company Considerations”, if distributions with respect to the class B shares exceed the Company’s current and accumulated earnings and profits, the excess would be treated first as a tax-free return of capital to the extent of such U.S. Holder’s adjusted tax basis in the class B shares or ADSs. Any amount in excess of the amount of the dividend and the return of capital would be treated as capital gain. The Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles.
Dividends paid in Pesos will be included in the gross income of a U.S. Holder in an amount equal to the US Dollar value of the Pesos on the date of receipt, which, in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Any gains or losses resulting from the conversion of Pesos between the time of the receipt of dividends paid in Pesos and the time the Pesos are converted into US Dollars will be treated as ordinary income or loss, as the case may be, of a U.S. Holder. Dividends received by a U.S. Holder with respect to the class B shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Argentine tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. Federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific categories of income. For this purpose, dividend income with respect to your class B shares or ADSs should generally constitute “passive category income”, or in the case of certain U.S. Holders, “general category income”. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
Subject to the discussion below under “Backup Withholding and Information Reporting Requirements”, a Non-U.S. Holder generally will not be subject to U.S. Federal income or withholding tax on dividends received on class B shares or ADSs, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

Taxation of Capital Gains
Subject to the discussion below under “Passive Foreign Investment Company Considerations”, U.S. Holders that hold class B shares or ADSs as capital assets will recognize capital gain or loss for U.S. Federal income tax purposes upon a sale or exchange of such class B shares or ADSs in an amount equal to the difference between such U.S. Holder’s adjusted tax basis in the class B shares or ADSs and the amount realized on their disposition. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. Federal income tax rate applicable to such gain will be lower than the maximum marginal federal income tax rate for ordinary income (other than certain dividends) if the U.S. Holder’s holding period for the class B shares or ADSs exceeds one year. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as United States source income or loss for U.S. foreign tax credit purposes. Certain limitations exist on the deductibility of capital losses for U.S. Federal income tax purposes.
The initial tax basis of the class B shares to a U.S. Holder is the US Dollar value of the Pesos denominated purchase price determined on the date of purchase. If the class B shares or ADSs are treated as traded on an “established securities market”, a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the Dollar value of the cost of such class B shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.
With respect to the sale or exchange of class B shares or ADSs, the amount realized generally will be the US Dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If the class B shares or ADSs are treated as traded on an “established securities market”, a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the US Dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.
Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements”, a Non-U.S. Holder generally will not be subject to U.S. Federal income or withholding tax on gain realized on the sale or exchange of class B shares or ADSs unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.
Passive Foreign Investment Company Considerations
A Non-United States corporation will be classified as a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75 percent of its gross income is “passive income” or (2) at least 50 percent of the average value of its gross assets is attributable to assets that produce “passive income” or is held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions, other than certain income derived in the active conduct of a banking business.
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
Based on certain estimates of its gross income and gross assets, the nature of its business and relying on the Active Bank Exception, the Company believes that it will not be classified as a PFIC for the taxable year ended December 31, 2009. The Company’s status in future years will depend on its assets and activities in those years. The Company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were a PFIC, a U.S. Holder of class B shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of certain dividends at the lower rates applicable to long-term capital gains, as discussed above under “Taxation of Cash Dividends and Distribution of Stock”) with respect to any gain from the sale or exchange of, and certain distributions with respect to, the class B shares or ADSs.

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
Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, class B shares or ADSs made within the United States, or by a U.S. payor or U.S. middleman, to a holder of class B shares or ADSs (other than an “exempt recipient”, including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons).
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
New Legislation
Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of shares of the class B shares or ADSs for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to an interest in our class B shares of ADSs, subject to certain exceptions (including an exception for the class B shares or ADSs held in accounts maintained by certain financial institutions). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of new U.S. federal income tax legislation on their ownership and disposition of the class B shares or ADSs.
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
Additionaly, the improved position of the Bank after the foreign debt restructuring mentioned above, allowed the Bank to have access to new facilities to finance medium- and long-term investment projects. In May 2005 and in November 2007, the IFC granted the Bank a US$40 million loan and a US$50 million loan respectively, both facilities fully utilized, with a tenor of up to 8 years, for the financing of investment projects of SMEs mainly active in the agribusiness sector and export oriented. As of December 2009, the principal amount of those facilities amounted to Ps.261.1 million.
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

In compliance with the Argentine Central Bank’s regulations, based on the best practices and international standards, and with the purpose of attaining an effective risk management regime, the Bank redesigned the Risk Management Division and the Anti-Money Laundering Unit, and redefined their functions, hierarchical levels and structure. This Division is responsible for identifying, monitoring and actively and integrally managing the different risks the Bank and its subsidiaries are exposed to (credit, financial and operational risks), of the compliance with the policies of control and prevention of money laundering and funding of terrorist activities in order to minimize reputational risks and is also responsible to continuously improve said process. The aim of the Division is to guarantee the Bank’s Board of Directors that it is fully aware of the risks the Bank is exposed to. It also creates and proposes the policies and procedures necessary to mitigate and control such risks. The Risk Management Committee, made-up of four members of the Board of Directors, the CEO and the managers of the Risk Management Division, the Planning and Financial Control Division and Internal Audit, is the highest corporate body to which the Bank’s Board of Directors delegates integral risk management and the executive responsibility to define and enforce risk management policies, procedures and controls. This Committee is also responsible for setting specific limits for the exposure to each risk and approving, when applicable, temporary excesses over said limits as well as being informed of each risk position and compliance with policies.
See Item 6. “Directors, Senior Management and Employees-Functions of the Board of Directors of Banco Galicia”. Liquidity management is discussed in Item 5. “Operating and Financial Review and Prospects-Item 5.B. Liquidity and Capital Resources”. Credit risk management is discussed in Item 4. “Information on the Company-Selected Statistical Information-Credit Review Process” and other sections under Item 4. “Information on the Company-Selected Statistical Information” describing the Bank’s loan portfolio and loan loss experience.
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
Limit on the Net Financial Income for the First Year
The effect of interest rate fluctuations on the net financial income for the first year is calculated using the methodology known as “scenario simulation”. On a monthly basis, net financial income for the first year is simulated in a “base” scenario and in a “+100 basis points” scenario. In order to prepare each scenario, different criteria are assumed regarding the sensitivity to interest rates of assets and liabilities, depending on the historical performance observed of the different balance sheet items. Net financial income for the first year in the “+100 basis points” scenario is compared to the net financial income for the first year in the “base” scenario. The resulting difference is related to the annualized accounting net financial income for the last calendar trailing quarter available, for Banco Galicia on a consolidated basis, before the adjustment to the valuation of public sector assets as per Communiqué “A” 3911 of the Argentine Central Bank, quotation differences and CER adjustment.
The limit on a potential loss in the “+100 b.p.” scenario with respect to the “base” scenario was established at 20% of the net financial income for the first year, as defined in the above paragraph. At fiscal year end, the negative difference between the net financial income for the first year corresponding to the “+100 b.p.” scenario and that corresponding to the “base” scenario accounted for 1.3% of the net financial income for the first year. As of December 31, 2008 and 2007, such loss represented 2.3% and 3.8% of the net financial income for the first year at that time, respectively.

The tables below show as of December 31, 2009 and December 31, 2008, in absolute and percentage terms, the change in the Bank’s net financial income (“NFI”) of the first year, as compared to the NFI of the “base” scenario corresponding to various interest-rate scenarios in which interest rates change 50, 100, 150 and 200 b.p. from those in the “base” scenario. The Bank’s net portfolio is broken down into trading and non-trading. The trading net portfolio represents primarily securities issued by the Argentine Central Bank (Lebac and Nobac).

Net Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2009		As of December 31, 2008
Change in Interest Rates in b.p.	Variation	% Change in the NFI	Variation	% Change in the NFI
200	(47.3)	(2.65)%	(48.0)	(4.59)%
150	(35.4)	(1.98)%	(36.0)	(3.44)%
100	(23.5)	(1.32)%	(23.9)	(2.29)%
50	(11.8)	(0.66)%	(12.0)	(1.15)%
Static	—	—	—	—
(50)	12.1	0.68%	13.9	1.33%
(100)	24.8	1.39%	23.7	2.27%
(150)	37.4	2.10%	35.4	3.39%
(200)	50.1	2.80%	47.2	4.52%

Net Trading Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2009		As of December 31, 2008
Change in Interest Rates in b.p.	Variation	% Change in the NFI	Variation	% Change in the NFI
200	32.5	1.82%	11.0	1.05%
150	24.4	1.37%	8.3	0.79%
100	16.3	0.91%	5.5	0.53%
50	8.1	0.45%	2.8	0.27%
Static	—	—	—	—
(50)	(8.2)	(0.46)%	(2.7)	(0.26)%
(100)	(16.3)	(0.91)%	(5.5)	(0.53)%
(150)	(24.4)	(1.37)%	(8.2)	(0.78)%
(200)	(32.6)	(1.83)%	(11.0)	(1.05)%

Net Non Trading Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2009		As of December 31, 2008
Change in Interest Rates in b.p.	Variation	% Change in the NFI	Variation	% Change in the NFI
200	(79.8)	(4.47)%	(59.0)	(5.65)%
150	(59.8)	(3.35)%	(44.3)	(4.24)%
100	(39.8)	(2.23)%	(29.4)	(2.81)%
50	(19.9)	(1.11)%	(14.8)	(1.41)%
Static	—	—	—	—
(50)	20.3	1.14%	16.6	1.59%
(100)	41.1	2.30%	29.2	2.79%
(150)	61.8	3.46%	43.6	4.18%
(200)	82.7	4.63%	58.2	5.57%

(1)	Net interest of the first year.
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

The limit on a potential loss in the present value of shareholders’ equity resulting from a 100 b.p. increase in interest rates relative to the “base” scenario, was established at 3% of the RPC. As of the fiscal year end 2009, a 100 b.p. increase in interest rates (as mentioned in the paragraph above) resulted in a reduction of the present value of the Bank’s shareholders’ equity relative to the value calculated for the “base” scenario, equivalent to 2.0% of the RPC. For fiscal year end 2008 this reduction was 0.1%.
The tables below show as of December 31, 2009 and December 31, 2008, in absolute and percentage terms, the change in the Bank’s RPC versus the RPC of the “base” scenario, corresponding to various interest-rate scenarios in which interest rates change 50, 100, 150 and 200 b.p. from those in the “base” scenario. The Bank’s net portfolio is broken down into trading and non-trading. The trading net portfolio represents primarily securities issued by the Argentine Central Bank (Lebac and Nobac).

Net Portfolio	Net Fair Value
(In millions of Pesos, except percentages)	As of December 31, 2009		As of December 31, 2008
Change in Interest Rates in b.p.	Variation	% Change in the RPC	Variation	% Change in the RPC
200	(104.6)	(3.80)%	(4.6)	(0.18)%
150	(80.1)	(2.91)%	(3.6)	(0.14)%
100	(54.6)	(1.98)%	(2.7)	(0.11)%
50	(27.9)	(1.01)%	(1.2)	(0.05)%
Static	—	—	—	—
(50)	29.2	1.06%	1.3	0.05%
(100)	59.7	2.17%	2.6	0.10%
(150)	91.7	3.33%	4.0	0.15%
(200)	125.3	4.55%	5.3	0.21%

Net Trading Portfolio	Net Fair Value
(In millions of Pesos, except percentages)	As of December 31, 2009		As of December 31, 2008
Change in Interest Rates in b.p.	Variation	% Change in the RPC	Variation	% Change in the RPC
200	(5.3)	(0.19)%	(0.7)	(0.03)%
150	(4.0)	(0.15)%	(0.5)	(0.02)%
100	(2.6)	(0.09)%	(0.3)	(0.01)%
50	(1.3)	(0.05)%	(0.2)	(0.01)%
Static	—	—	—	—
(50)	1.3	0.05%	0.2	0.01%
(100)	2.6	0.09%	0.4	0.02%
(150)	3.9	0.14%	0.5	0.02%
(200)	5.2	0.19%	0.7	0.03%

Net Non Trading Portfolio	Net Fair Value
(In millions of Pesos, except percentages)	As of December 31, 2009		As of December 31, 2008
Change in Interest Rates in b.p.	Variation	% Change in the RPC	Variation	% Change in the RPC
200	(99.3)	(3.61)%	(3.9)	(0.15)%
150	(76.1)	(2.76)%	(3.1)	(0.12)%
100	(52.0)	(1.89)%	(2.4)	(0.10)%
50	(26.6)	(0.97)%	(1.0)	(0.04)%
Static
(50)	27.9	1.01%	1.1	0.04%
(100)	57.1	2.07%	2.2	0.09%
(150)	87.8	3.19%	3.5	0.14%
(200)	120.1	4.36%	4.6	0.18%

Foreign Exchange Rate Risk
Exchange-rate sensitivity is the relationship between the fluctuations of exchange rates and the Bank’s net financial income resulting from the revaluation of the Bank’s assets and liabilities denominated in foreign currency. The impact of variations in the exchange rate on the Bank’s net financial income depends on whether the Bank has a net asset foreign currency position (the amount by which foreign currency denominated assets exceed foreign currency denominated liabilities) or a short foreign currency position (the amount by which foreign currency denominated liabilities exceed foreign currency denominated assets). In the first case an increase/decrease in the exchange rate results in a gain/loss, respectively. In the second case, an increase/decrease results in a loss/gain, respectively. The Bank has established limits for its consolidated foreign currency mismatches for the asset and liability positions of 30% and -10% (minus 10%) of the Bank’s RPC, respectively. At the end of the fiscal year, the Bank’s net asset position in foreign currency represented 2.2% of its RPC.
As of December 31, 2009, Banco Galicia had a net asset foreign currency position of Ps.61.1 million equivalent to US$16.1 million, after adjusting its on-balance sheet net liability position of Ps.176.0 million (US$46.3 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.237.1 million (US$62.4 million), recorded off-balance sheet.
As of December 31, 2008, Banco Galicia had a net asset foreign currency position of Ps.227.6 million equivalent to US$65.9 million, after adjusting its on-balance sheet net liability position of Ps.162.2 million (US$47.0 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.389.8 million (US$112.9 million), recorded off-balance sheet.
As of December 31, 2007, Banco Galicia had a net asset foreign currency position of Ps.324.2 million (US$102.9 million), after adjusting its on-balance sheet net liability position of Ps.536.3 million by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.860.5 million (US$273.1 million), recorded off-balance sheet.
The tables below show the effects of changes in the exchange rate of the Peso vis-à-vis the US Dollar on the value of the Bank’s foreign currency net asset position as of December 31, 2009, 2008 and 2007. As of these dates, the breakdown of the Bank’s foreign currency net asset position into trading and non-trading is not presented, as the Bank’s foreign currency trading portfolio was not material.

	Value of Foreign Currency Net Position as of
	December 31, 2009
Percentage Change in the Value of the Peso Relative to the Dollar(1)	Amount		Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	85.5		24.4	39.9
30%	79.4		18.3	30.0
20%	73.3		12.2	20.0
10%	67.2		6.1	10.0
Static	61.1	(2)	—	—
(10)%	55.0		(6.1)	(10.0)
(20)%	48.9		(12.2)	(20.0)
(30)%	42.8		(18.3)	(30.0)
(40)%	36.7		(24.4)	(39.9)

(1)	Devaluation / (Revaluation).

(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

	Value of Foreign Currency Net Position as of
	December 31, 2008
Percentage Change in the Value of the Peso Relative to the Dollar(1)	Amount		Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	318.6		91.0	40.0
30%	295.9		68.3	30.0
20%	273.1		45.5	20.0
10%	250.4		22.8	10.0
Static	227.6	(2)	—	—
(10)%	204.8		(22.8)	(10.0)
(20)%	182.1		(45.5)	(20.0)
(30)%	159.3		(68.3)	(30.0)
(40)%	136.6		(91.0)	(40.0)

(1)	Devaluation / (Revaluation).

(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

	Value of Foreign Currency Net Position as of
	December 31, 2007
Percentage Change in the Value of the Peso Relative to the Dollar(1)	Amount		Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	453.9		129.7	40.0
30%	421.5		97.3	30.0
20%	389.0		64.8	20.0
10%	356.6		32.4	10.0
Static	324.2	(2)	—	—
(10)%	291.8		(32.4)	(10.0)
(20)%	259.4		(64.8)	(20.0)
(30)%	226.9		(97.3)	(30.0)
(40)%	194.5		(129.7)	(40.0)

(1)	Devaluation / (Revaluation).

(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.
Currency Mismatches
As of December 31, 2009, considering the adjustments from forward transactions registered under memorandum accounts, the Bank had a net asset (or long) position in both Peso-denominated assets adjusted by CER and foreign currency-denominated assets, and a net liability (or short) position in non-adjusted Peso-denominated liabilities. That is, the Bank had more Peso-denominated CER-adjusted assets and more foreign currency-denominated assets than liabilities, and more non-adjusted Peso-denominated liabilities than assets.
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

The table below shows the composition of the Bank’s shareholders’ equity by currency and type of principal adjustment, that is the Bank’s assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER, as of December 31, 2009.

	As of December 31, 2009
	Assets	Liabilities	Gap
	(In millions of Pesos)
Financial Assets and Liabilities	23,663.4	24,016.6	(353.2)
Pesos — Adjusted by CER	887.5	14.9	872.6
Pesos — Unadjusted	15,976.8	17,026.6	(1,049.8)
Foreign Currency (1)	6,799.1	6,975.1	(176.0)
Other Assets and Liabilities	3,561.3	1,081.6	2,479.8

Total Gap	27,224.7	25,098.2	2,126.5

Adjusted for Forward Transactions Recorded in Memo Accounts Financial Assets and Liabilities	23,663.4	24,016.6	(353.2)
Pesos — Adjusted by the CER	887.5	14.9	872.6
Pesos — Unadjusted, Including Shareholders’ Equity (2)	13,638.8	14,925.7	(1,286.9)
Foreign Currency (1) (2)	9,137.1	9,076.0	61.1
Other Assets and Liabilities	3,561.3	1,081.6	2,479.7

Total Adjusted Gap	27,224.7	25,098.2	2,126.5

(1)	In Pesos, at an exchange rate of Ps.3.7967 per US$1.0.

(2)	Adjusted for forward sales and purchases of foreign exchange made by the Bank and recorded off-balance sheet.
The paragraphs below describe the composition of the different currency mismatches as of December 31, 2009.
Peso-denominated Assets and Liabilities Adjusted by CER
Banco Galicia’s assets adjusted by CER were mainly the following: (i) the participation certificate in the Galtrust I Financial Trust for Ps.584.1 million; (ii) securities and participation certificate in the Special Fund Former Almafuerte Bank for Ps.219.2 million; and (iii) financing to the private sector for Ps.55.4 million (principal, CER adjustment and interests, net of allowances).
Banco Galicia’s liabilities adjusted by CER consisted, mainly, of deposits for Ps.14.9 million (principal, CER adjustment and interests).
At the end of the fiscal year, the net position amounted to Ps.872.6 million. The Ps.1,444.7 million decrease in the net asset position compared to fiscal year 2008 is mainly attributable to Banco Galicia’s participation in the debt restructuring process carried out by the National Government in an exchange transaction of Secured Loans for instruments issued by the Argentine Central Bank, subject to the Badlar rate, and for National Government securities to be adjusted by CER (Boden 2014 for a FV of Ps.1,491 million, Bogar 2018 for a FV of Ps.377 million and Peso-denominated Discount Bonds 2033 for a FV of Ps.320 million). It is worth mentioning that 44% of the Boden 2014 portfolio and almost 100% of the latter two bonds mentioned above were sold between June and August 2009. The remaining balance of the Boden 2014 portfolio was offered to an exchange in September, in accordance with what was jointly provided for by the Secretariats of Treasury and Finance (Secretaría de Hacienda y Secretaría de Finanzas) through Resolutions 216/2009 and 57/2009, respectively, as a result of which Banco Galicia received National Government Bonds in Pesos at Badlar rate for deposits in private banks plus 300 b.p. (Bonar Badlar +300 b.p. 2015).
The limit for the CER-adjusted mismatch was established at 100% and at 25% of the Bank’s RPC for the net asset position and the net liability position, respectively. At fiscal year-end, the asset position in Pesos adjusted by CER accounted for 31.7% of the Bank’s RPC.
Assets and Liabilities Denominated in Foreign Currency
The Bank’s assets denominated in foreign currency mainly comprised the following: (i) loans to the non-financial private sector and residents abroad for Ps.2,395.7 million (principal and interests, net of allowances); (ii) cash and balances held at the Argentine Central Bank and correspondent banks for Ps.1,856.4 million; (iii) Ps.1,036.2 million recorded under the item “Government Securities without Quotation” that correspond to Banco Galicia’s holding of Boden 2012; (iv) forward purchases of Boden 2012 in connection with repurchase agreement transactions for Ps.887.6 million (including Ps.438.5 million of principal, Ps.420.9 million of security margins and Ps.28.2 million from valuation differences), of which Ps.81.1 million were made against Pesos; (v) holdings of Bonar 2013 for Ps.152.7 million received as reverse repurchase agreement transactions with the Argentine Central Bank; and (vi) receivables for forward sales of the above-mentioned reverse repurchase agreement transactions agreed upon with the Argentine Central Bank for Ps.153.2 million.

The Bank’s liabilities denominated in foreign currency consisted mainly of: (i) deposits for Ps.3,095.4 million (principal, interests and quotation differences); (ii) Ps.2,281.6 million of subordinated and unsubordinated Negotiable Obligations issued by Banco Galicia and the regional credit card companies; (iii) debt with international banks and credit entities for Ps.596.2 million; (iv) Ps.402.9 million in connection with collections for third parties, (v) Ps.331.3 million corresponding to creditors on account of the repurchase agreement transactions agreed upon with the Boden 2012 portfolio (principal plus premiums); (vi) Ps.152.7 million of forward sales from the reverse repurchase agreement transactions with the Argentine Central Bank; and (vii) Ps.43.9 million of payable accrued interests for other liabilities resulting from financial brokerage.
A net liability position of Ps.176.0 million stems from on-balance sheet accounts. Nevertheless, in order to accurately measure currency risk and exposure to the exchange rate fluctuations, when calculating Banco Galicia’s net position in foreign currency, the notional value of forward transactions in foreign currency without delivery of the underlying asset, recorded in memorandum accounts, should be considered. As of December 31, 2009, Banco Galicia recorded a balance of net forward purchases in foreign currency under memorandum accounts of Ps.237.1 million. Therefore, as of that date, the Bank’s net position in foreign currency adjusted to reflect these transactions was an asset position of Ps.61.1 million, equivalent to US$16.1 million.
Banco Galicia has set limits as regards foreign-currency mismatches at 30% and 10% of the Bank’s RPC for its net asset position and its short position, respectively. At the end of the fiscal year, Banco Galicia’s net asset position in foreign currency represented 2.2% of its RPC.
Non-Adjusted Peso-Denominated Assets and Liabilities
Banco Galicia’s non-adjusted Peso-denominated assets was mainly comprised of: (i) loans to the non-financial private sector for Ps.10,976.1 million (principal plus interests, net of allowances), including the loan portfolio of the regional credit card companies for Ps.2,443.8 million; (ii) Ps.1,635.4 million corresponding to holdings of securities issued by the Argentine Central Bank, of which Ps.43.3 million were Nobac registered under “Investment Accounts”; (iii) balances held at the Argentine Central Bank (including the balance of escrow accounts) and at correspondent banks for Ps.1,232.7 million; (iv) cash for Ps.862.0 million; (v) Ps.345.4 million corresponding to participation certificates in various financial trusts; (vi) Ps.323.7 million corresponding to the remaining balance of the Boden 2015 portfolio received due to the exchange transaction carried out in September in accordance with what was jointly provided for by the Secretariats of Treasury and Finance (Secretaría de Hacienda y Secretaría de Finanzas) through Resolutions 216/2009 and 57/2009, respectively; (vii) Ps.310,0 million of assets under financial leases; (viii) Ps.203.9 million of forward purchases related to repurchase agreement transactions of Nobac maturing on January 6, 2010; (ix) securities and participation certificates in the Special Fund Former Almafuerte Bank for Ps.194.6 million; and (x) Ps.91.7 million of holdings of securities issued by the Argentine Central Bank delivered as collateral for transactions carried out with the MAE and Rofex, which were registered under “Miscellaneous Receivables”.
Banco Galicia’s Peso-denominated liabilities not adjusted by any coefficient was mainly comprised of: (i) deposits from the non-financial private sector and residents abroad for Ps.12,380.1 million (principal plus interests); (ii) liabilities with stores in connection with Banco Galicia’s credit-card activities and the regional credit card companies for Ps.1,925.8 million; (iii) deposits from the financial sector and the non-financial public sector for an amount of Ps.1,569.8 million (principal plus interests); (iv) Ps.251,5 million in liabilities with local financial institutions, of which Ps.181.4 million correspond to the regional credit card companies; and (v) Ps.204.1 million (principal plus premium) corresponding to creditors on account of forward purchases of the above-mentioned repurchase agreement transactions of Nobac.
The net liability position in non-adjusted Peso-denominated assets and liabilities was of Ps.1,286.9 million at fiscal year-end.

Other Assets and Liabilities
In the category “Other Assets and Liabilities”, the assets were mainly the following: (i) bank premises and equipment, miscellaneous and intangible assets for Ps.1,242.7 million; (ii) Ps.259.1 million corresponding to the difference for “amparo” claims net of amortizations, recorded as intangible assets pursuant to the regulations established by the Argentine Central Bank; (iii) Ps.326.4 million corresponding to the minimum presumed income tax (tax credit), recorded under “Miscellaneous Receivables”; and (iv) equity investments for Ps.65.2 million. Liabilities mainly included Ps.486.2 million recorded under “Miscellaneous Liabilities”, and allowances for other contingencies for Ps.255.6 million.
Market Risk
In order to measure and control the risk derived from price variations of the financial instruments that make up the brokerage or trading portfolio, the model known as “Value at Risk” (“VaR”) is used. This model determines, on an intra-day basis and for Banco Galicia on an individual basis, the potential loss generated by the trading positions in securities and foreign currencies, considering the prices of the last 252 trading days. The parameters taken into consideration are as follows:
(i)	A 95% “degree of confidence”.

(ii)	VaR estimates are made for holding periods of one day and “n” days, where “n” is defined as the number of days necessary to liquidate the position in each security.

(iii)	In the case of new issuances, the available trading days are taken into consideration; if there are not enough trading days or if there are no quotations, the volatility of bonds from domestic issuers with similar risk and characteristics is used.
Banco Galicia’s policy requires that the Finance and Risk Management Area agree on the parameters under which the model works, and establishes the maximum losses authorized both for securities and foreign currency positions in a fiscal year. These were set at Ps.15.0 million and Ps.1.0 million, respectively, for fiscal year 2009. Banco Galicia stayed within policy guidelines.
Item 12. Description of Securities Other Than Equity Securities
Item 12.D. American Depositary Shares
Fees and Charges Applicable to ADS Holders
The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositay collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Persons depositing or withdrawing shares must pay	For:
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes.	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
Fees and Direct and Indirect Payments Made by the Depositary to Us
Past Fees and Payments
In 2010, Grupo Financiero Galicia S.A. received a payment of US$350,000 for services rendered in 2009 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls) accounting fees and legal fees.
Future Fees and Payments
The Bank of New York Mellon, as depositary, has agreed to reimburse the Company for expenses they incur that are related to establishment and maintenance expenses of the ADS program. The depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees and certain accounting and legal fees. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consists of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. There are limits on the amount of expenses for which the depositary will reimburse the Company, but the amount of reimbursement available to the Company is not tied to the amount of fees the depositary collects from investors.
The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
We expect to receive a similar reimbursement from the depositary for expenses for the fiscal year 2010, to the one we received for the fiscal year 2009.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
(a) Disclosure Controls and Procedures.
We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended). We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with or submit to the SEC under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective. Notwithstanding the effectiveness of our disclosure controls and procedures, these disclosure controls and procedures cannot provide absolute assurance of achieving their objectives because of their inherent limitations. Disclosure controls and procedures are processes that involve human diligence and compliance and are subject to error in judgment. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by our disclosure controls and procedures.
(b) Management’s Annual Report on Internal Control Over Financial Reporting.
1) Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us and our consolidated subsidiaries. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with applicable generally accepted accounting principles. Internal controls and procedures are processes that involve human diligence and compliance and are subject to error in judgment. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
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

4) Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, has audited as of the end of the period the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in their report to our financial statements.
(c) See Item 18. “Financial Statements-Report of the Independent Registered Public Accounting Firm as of and for the fiscal years ended December 31, 2009, 2008 and 2007” for our registered public accounting firm’s attestation report on management’s assessment of our internal control over financial reporting.
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
Item 16B. Code of Ethics
We have adopted a code of ethics (for Grupo Financiero Galicia and its main subsidiaries) in accordance with the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. We did not modify our code of ethics during fiscal year 2009. In addition, we did not grant any waivers to our code of ethics during fiscal year 2009. In addition, in June 2009, we adopted a code of corporate governance good practices in accordance with Argentine legal requirements. Our code of ethics and our code of corporate governance good practices are attached hereto as Exhibits 11.1 and 11.2.
Item 16C. Principal Accountants’ Fees and Services
The following table sets forth the total amount billed to us by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2009 and 2008.

	2009	2008
	(In thousands of Pesos)
Audit Fees	6,882	6,756
Audit Related Fees	1,648	1,428
Tax Fees	891	685
All Other Fees	964	656

Total	10,385	9,525

Audit Fees
Audit fees are mainly the fees billed in relation with professional services for auditing our consolidated financial statements under local and U.S. GAAP requirements for fiscal years 2009 and 2008.

Audit-Related Fees
Audit-related fees are fees billed for professional services related to attestation, review and verification services with respect to our financial information and the provision of services in connection with special reports in 2009 and 2008.
Tax Fees
Tax fees are fees billed with respect to tax compliance and advisory services related to tax liabilities.
All Other Fees
All other fees include fees paid for professional services other than the services reported above under “audit fees”, “audit related fees” and “tax fees” in each of the fiscal periods above.
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

PART III
Item 17. Financial Statements
Not applicable.
Item 18. Financial Statements

Report of the Independent Registered Public Accounting Firm as of and for the fiscal years ended December 31, 2009, 2008 and 2007.

Consolidated Balance Sheets as of December 31, 2009 and 2008.

Consolidated Statements of Income for the years ended December 31, 2009, 2008 and 2007.

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007.

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2009, 2008 and 2007.

Notes to the Consolidated Financial Statements.

You can find our audited consolidated financial statements on pages F-1 to F-94 of this annual report.
Item 19. Exhibits

Exhibit	Description

1.1	Unofficial English language translation of the Bylaws (estatutos sociales).****

2.1	Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American Depositary Receipt.*

2.2	Indenture, dated as of May 18, 2004, among the Bank, The Bank of New York and Banco Rio de la Plata S.A.**

2.3	Indenture, dated as of June 4, 2009, among Grupo Financiero Galicia, The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York (Luxembourg) S.A.*******

2.4	Indenture, dated as of June 8, 2010, among Grupo Financiero Galicia, The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A.

4.1	English translation of form of Financial Trust Contract, dated April 16, 2002, among the Bank, Banco Provincia de Buenos Aires and BAPRO Mandatos y Negocios S.A.***

4.2
Form of Restructured Loan Facility (as evidenced by the Note Purchase Agreement, dated as of April 27, 2004, among Banco de Galicia y Buenos Aires S.A., Barclays Bank PLC, the holders party thereto and Deutsche Bank Trust Company Americas).**

4.3
Form of First Amendment and Waiver to Restructured Loan Facility (as evidenced by the First Amendment and Waiver to the Note Purchase Agreement, dated as of December 20, 2004, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas).****

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

4.7
Stock Purchase Agreement, dated as of June 1, 2009, among American International Group, Inc., AIG Consumer Finance Group, Inc. and Banco de Galicia y Buenos Aires S.A., and the other parties signatory thereto.

8.1	For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. “Information on the Company-Organizational Structure”.

11.1	Code of Ethics.*******

11.2	Code of Corporate Governance Good Practices.*******

12.1	Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the principal financial officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference from our Registration Statement on Form F-4 (333-11960).

**	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003.

***	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2002.

****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004.

*****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2006.

******	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2007.

*******	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2008.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO FINANCIERO GALICIA S.A.
By:	/s/ Pedro Alberto Richards
	Name:	Pedro Richards
	Title:	Chief Executive Officer

By:	/s/ José Luis Gentile
	Name:	José Luis Gentile
	Title:	Chief Financial Officer
Date: June 28, 2010

GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

Report of the Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Grupo Financiero Galicia S.A.
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, change in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Grupo Financiero Galicia S.A. and its subsidiaries (the “Company”) at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control Over Financial Reporting appearing on Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
Price Waterhouse & Co. S.R.L.
Javier Casas Rúa
Partner
Buenos Aires, Argentina
February 15, 2010, except for notes 27, 31, 34 and 35 as to which the date is June 28, 2010.

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2009 and 2008
(Expressed in thousands of Argentine pesos)

	December 31,
	2009		2008
ASSETS
A. Cash and due from banks
Cash		1,379,888		986,687
Financial institutions and correspondents		2,316,421		2,418,446
Argentine Central Bank		2,066,792		2,036,164
Other local financial institutions		6,783		16,228
Foreign		242,846		366,054

	Ps.	3,696,309	Ps.	3,405,133

B. Government and corporate securities
Holdings of special investment account securities		43,350		—
Holdings of trading securities		114,186		252,584
Government securities from repo transactions with the Argentine Central Bank		152,650		127,532
Government securities without quotation		1,981,972		595,678
Securities issued by the Argentine Central Bank		1,615,078		556,020
Investments in quoted corporate securities		13,171		56

	Ps.	3,920,407	Ps.	1,531,870

C. Loans
To the non-financial public sector		25,416		1,373,642
To the financial sector		25,352		148,115
Interbank loans — (call money loans granted)		25,300		40,200
Other loans to domestic financial institutions		24		65,662
Accrued interest, adjustments and exchange rate differences receivable		28		42,253
To the non-financial private sector and residents abroad		14,233,579		10,779,630
Overdrafts		630,068		594,365
Promissory notes		3,205,433		2,116,303
Mortgage loans		964,291		1,026,754
Pledge loans		64,819		80,991
Personal loans		1,724,413		1,217,645
Credit card loans		5,691,335		4,378,366
Other		1,828,591		1,217,984
Accrued Interest, adjustments and quotation differences receivable		178,837		185,762
Documented interest		(54,185)		(38,468)
Unallocated collections		(23)		(72)
Allowances		(806,446)		(526,801)

	Ps.	13,477,901	Ps.	11,774,586

D. Other receivables resulting from financial brokerage
Argentine Central Bank		493,129		627,212
Amounts receivable for spot and forward sales to be settled		23,650		4,031
Securities receivable under spot and forward purchases to be settled		681,148		1,314,589
Negotiable obligations without quotation		38,979		4,951
Balances from forward transactions without delivery of underlying asset to be settled		1,040		10,445
Other		2,155,519		2,174,794
Allowances		(33,031)		(12,252)

	Ps.	3,360,434	Ps.	4,123,770
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Balance Sheets — Continued
As of December 31, 2009 and 2008
(Expressed in thousands of Argentine pesos)

	December 31,
	2009		2008
ASSETS (Continued)
E. Assets under financial leases
Assets under financial leases		342,759		449,936
Allowances		(3,609)		(4,699)

	Ps.	339,150	Ps.	445,237

F. Equity investments
In financial institutions		1,882		1,712
Other		57,973		50,018
Allowances		(5,960)		(3,211)

	Ps.	53,895	Ps.	48,519

G. Miscellaneous receivables
Receivables for assets sold		34,106		18,031
Tax on minimum presumed income — Tax credit		328,619		284,421
Other		820,875		1,623,860
Accrued interest on receivables for assets sold		124		108
Other accrued interest and adjustments receivable		109		86
Allowances		(28,655)		(81,298)

	Ps.	1,155,178	Ps.	1,845,208

H. Bank premises and equipment	Ps.	898,321	Ps.	871,269

I. Miscellaneous assets	Ps.	63,841	Ps.	78,623

J. Intangible assets
Goodwill		26,346		37,804
Organization and development expenses		545,978		529,175

	Ps.	572,324	Ps.	566,979

K. Unallocated items		27,239		5,744

L. Other Assets		37,367		38,852

Total Assets	Ps.	27,602,366	Ps.	24,735,790

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Balance Sheets — Continued
As of December 31, 2009 and 2008
(Expressed in thousands of Argentine pesos)

	December 31,
	2009		2008
LIABILITIES AND SHAREHOLDERS’ EQUITY
M. Deposits
Non-financial public sector	Ps.	1,377,236	Ps.	1,290,958
Financial sector		228,480		169,302
Non-financial private sector and residents abroad		15,433,650		12,595,874
Current accounts		3,631,399		3,002,003
Saving accounts		4,765,626		3,843,596
Time deposits		6,727,792		5,411,178
Investment accounts		109		206
Other		248,247		261,927
Accrued interest and quotation differences payable		60,477		76,964

	Ps.	17,039,366	Ps.	14,056,134

N. Other liabilities resulting from financial brokerage
Argentine Central Bank		3,215		1,682
Other		3,215		1,682
Banks and international entities		545,022		941,483
Unsubordinated negotiable obligations		1,539,754		1,886,138
Amounts payable for spot and forward purchases to be settled		618,375		1,014,120
Securities to be delivered under spot and forward sales to be settled		175,655		363,640
Loans from domestic financial institutions		251,481		248,550
-Interbank loans (call money loans received)		70,000		—
-Other loans from domestic financial institutions		179,701		245,630
-Accrued interest payable		1,780		2,920
Balances from forward transactions without delivery of underlying asset to be settled		8,060		1,270
Other		2,934,951		2,207,308
Accrued interest and quotation differences payable		42,924		75,261

	Ps.	6,119,437	Ps.	6,739,452

O. Miscellaneous liabilities
Dividends payable		17,000		16,147
Directors’ and Syndics’ fees		7,071		4,946
Other		554,628		457,627

	Ps.	578,699	Ps.	478,720

P. Provisions		255,922		257,333
Q. Subordinated negotiable obligations		1,137,447		986,969
R. Unallocated items		7,393		12,627
S. Other Liabilities		122,994		112,606
T. Non-controlling interests		288,569		246,204

Total Liabilities	Ps.	25,549,827	Ps.	22,890,045

SHAREHOLDERS’ EQUITY		2,052,539		1,845,745

Total Liabilities and Shareholders’ Equity	Ps.	27,602,366	Ps.	24,735,790

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Income
For the fiscal years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)

	December 31,
	2009		2008		2007
A. Financial income
Interest on cash and due from banks	Ps.	638	Ps.	8,765	Ps.	14,895
Interest on loans granted to the financial sector		4,819		3,896		3,345
Interest on overdrafts		191,791		182,804		111,299
Interest on promissory notes		400,898		440,490		294,154
Interest on mortgage loans		118,474		126,543		98,364
Interest on pledge loans		11,305		14,998		12,408
Interest on credit card loans		837,484		656,477		431,790
Interest on other loans		436,759		317,501		202,771
Interest on other receivables resulting from financial brokerage		23,255		33,994		36,231
Net income from government and corporate securities		559,099		238,098		241,303
Net income from secured loans — Decree No. 1387/01		11,460		59,851		79,709
Consumer price index adjustment (CER)		24,429		123,948		205,145
Exchange rate differences on foreign currency		127,454		77,898		87,957
Other		257,772		274,088		178,515

	Ps.	3,005,637	Ps.	2,559,351	Ps.	1,997,886

B. Financial expenses
Interest on current account deposits		12,852		21,641		16,377
Interest on savings account deposits		3,722		3,446		4,540
Interest on time deposits		858,468		757,699		521,096
Interest on interbank loans received (call money loans)		3,702		5,696		3,918
Interest on financing from the financial sector		1,276		774		1,946
Interest on other liabilities resulting from financial brokerage		231,972		297,026		313,586
Interest on subordinated obligations		125,343		101,424		94,660
Other interest		2,882		3,313		45,848
Consumer price index adjustment		345		9,249		66,984
Contributions made to Deposit Insurance Fund		26,030		23,555		20,378
Other		193,867		197,196		157,367

	Ps.	1,460,459	Ps.	1,421,019	Ps.	1,246,700

C. Gross brokerage margin		1,545,178		1,138,332		751,186

Loan loss provisions		639,505		395,389		255,502

D. Income from services
In relation to lending transactions		456,466		379,752		334,730
In relation to borrowing transactions		440,633		370,181		293,308
Other commissions		26,781		22,415		18,731
Other		902,903		799,800		523,931

	Ps.	1,826,783	Ps.	1,572,148	Ps.	1,170,700

E. Expenses for services
Commissions		197,714		164,780		117,708
Other		318,149		219,500		139,896

	Ps.	515,863	Ps.	384,280	Ps.	257,604
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Income — Continued
For the fiscal years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)

	December 31,
	2009		2008		2007

F. Administrative expenses
Personnel expenses		1,119,084		966,213		670,587
Directors’ and syndics’ fees		8,563		8,153		6,415
Other fees		70,144		56,938		42,939
Advertising and publicity		127,836		146,496		113,809
Taxes		139,327		103,998		70,393
Depreciation of bank premises and equipment		73,904		61,910		49,952
Amortization of organization expenses		45,908		37,950		35,640
Other operating expenses		280,104		249,219		190,616
Other		164,259		150,201		105,973

	Ps.	2,029,129	Ps.	1,781,078	Ps.	1,286,324

Net Income from financial brokerage	Ps.	187,464	Ps.	149,733	Ps.	122,456

G. Non-controlling interests result	Ps.	(46,512)	Ps.	(35,812)	Ps.	(32,119)

H. Miscellaneous income
Net lncome from equity investments		11,347		56,764		1,957
Default interests		37,243		4,429		1,988
Loans recovered and allowances reversed		48,347		103,992		95,969
Other		502,346		333,646		173,581
Consumer price index adjustment (CER)		78		28		8

	Ps.	599,361	Ps.	498,859	Ps.	273,503
I. Miscellaneous losses
Default interests and charges in favor of the Argentine Central Bank		72		17		15
Loan loss provisions for miscellaneous receivables and other provisions		109,296		161,703		48,151
Amortization of differences arising from court resolutions		109,310		39,545		108,667
Depreciation and losses from miscellaneous assets		1,708		1,405		627
Amortization of goodwill		11,457		20,462		19,687
Other		123,168		138,784		69,155
Consumer price index adjustment		35		31		35

	Ps.	355,046	Ps.	361,947	Ps.	246,337

Net Income before tax		385,267		250,833		117,503

J. Income tax	Ps.	155,992	Ps.	74,014	Ps.	71,466

Net Income for the fiscal year	Ps.	229,275	Ps.	176,819	Ps.	46,037

Net Income per common share (basic and assuming full dilution)		0.185		0.142		0.037
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)

	December 31,
	2009		2008		2007
Cash Flow from operating activities:
Net Income for the year	Ps.	229,275	Ps.	176,819	Ps.	46,037
Adjustments to reconcile net income to net cash from Operating activities:
Depreciation of bank premises and equipment and Miscellaneous assets		74,856		63,309		50,570
Amortization of intangible assets		166,675		97,957		163,994
Increase in allowances for loan and other losses, net of reversals		487,636		335,658		269,201
Equity loss / (gain) of unconsolidated subsidiaries		(11,347)		(56,764)		(1,957)
Gain on sale of premises and equipment		(13,997)		(695)		(1,472)
Consumer price index adjustment (CER/CVS)		6,482		(113,226)		485,628
Unrealized foreign exchange (loss) / gain		(420,052)		(229,426)		37,057
Decrease in government securities		1,120,852		839,152		1,589,476
Increase in other assets		(37,908)		(122,938)		(27,441)
Decrease in other liabilities		(137,712)		(101,284)		(161,327)

Net cash provided by operating activities	Ps.	1,464,760	Ps.	888,562	Ps.	2,449,766

Cash Flow from investing activities:
(Increase) / Decrease in loans, net		(1,185,582)		1,501,309		(1,410,830)
Sales of investments in other companies		—		10,421		—
Increase in equity investments in other companies		(7,231)		(5,063)		(1,698)
Increase in deposits at the Argentine Central Bank		(72,188)		(76,838)		(45,941)
Additions to bank premises and equipment, miscellaneous, and intangible assets		(282,553)		(403,085)		(287,620)
Proceeds from sales of premises and equipment		21,551		30,337		30,381

Net cash (used in) / provided by investing activities	Ps.	(1,526,003)	Ps.	1,057,081	Ps.	(1,715,708)

Cash Flow from financing activities:
Capital Increase in subsidiaries from minority shareholders		—		—		299
Cash dividends paid in Non-controlling interests		(10,728)		(1,404)		(5,517)
Increase / (Decrease) in deposits, net		1,838,725		(57,029)		1,752,527
Borrowings under credit facilities — long-term		197,677		269,498		369,668
Payments on credit facilities — long-term		(778,594)		(743,476)		(1,823,464)
Decrease in short-term borrowings, net		(319,911)		(156,579)		(2,527,284)
(Decrease) / Increase in repurchase agreements		(409,314)		(376,645)		229,886

Net cash used in financing activities	Ps.	517,855	Ps.	(1,065,635)	Ps.	(2,003,885)
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Cash Flows — Continued
For the fiscal years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)

	December 31,
	2009		2008		2007
Increase / (Decrease) in cash and cash equivalents, net	Ps.	456,612	Ps.	880,008	Ps.	(1,269,827)
Cash and cash equivalents at the beginning of the year		4,795,383		3,766,207		4,988,198
Effect of exchange rate changes on cash and cash equivalents		176,735		149,168		47,836

Cash and cash equivalents at the end of the year	Ps.	5,428,730	Ps.	4,795,383	Ps.	3,766,207

Supplemental disclosures relative to cash flows:
Interest paid	Ps.	1,285,145	Ps.	1,227,389	Ps.	951,134
Income tax paid	Ps.	124,653	Ps.	64,914	Ps.	32,996
Minimum Presumed Income Tax (*)	Ps.	35,501	Ps.	19,767	Ps.	31,353
Non-Cash Investing and financing activities
Trust Interest	Ps.	40,998	Ps.	159,376	Ps.	98,121
Asset’s Exchange Transactions	Ps.	1,333,647	Ps.	—	Ps.	—

(*)	The MPIT is calculated based on assets and can be credited against future income tax.
The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)

					Inflation adjustments to							(Accumulated
					Capital Stock							deficit) /		Total
	Capital		Paid in		and Paid in		Treasury	Profit reserves				Retained		Shareholders’
	Stock		Capital		Capital		Stock	Legal		Other		earnings		Equity
Balance at December 31, 2006	Ps.	1,241,407	Ps.	606	Ps.	278,131	—	Ps.	34,855	Ps.	72,383	Ps.	(18,914)	Ps.	1,608,468

Absorption approved by the shareholders’ meeting on April 26.2007		—		—		—	—		—		(18,914)		18,914		—
Net loss for the year		—		—		—	—		—		—		46,037		46,037

Balance at December 31, 2007	Ps.	1,241,407	Ps.	606	Ps.	278,131	—	Ps.	34,855	Ps.	53,469	Ps.	46,037	Ps.	1,654,505

Distribution of retained earnings by the shareholders’ meeting on April 29,2008
Legal Reserve		—		—		—	—		2,302				(2,302)		—
Discretionary Reserve		—		—		—	—		—		43,735		(43,735)		—
Valuation Differences									—		14,421		—		14,421
Net Income for the year		—		—		—	—		—		—		176,819		176,819

Balance at December 31, 2008	Ps.	1,241,407	Ps.	606	Ps.	278,131	—	Ps.	37,157	Ps.	111,625		176,819		1,845,745

Distribution of retained earnings by the shareholders’ meeting on April 28,2009
Legal Reserve		—		—		—	—		8,841				(8,841)		—
Discretionary Reserve		—		—		—	—		—		167,978		(167,978)		—
Valuation Differences									—		(22,481)		—		(22,481)
Net Income for the year		—		—		—	—		—				229,275		229,275

Balance at December 31, 2009	Ps.	1,241,407	Ps.	606	Ps.	278,131	—	Ps.	45,998	Ps.	257,122		229,275		2,052,539

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
1. Basis of Presentation.
Grupo Financiero Galicia S.A. (“Grupo Galicia”, the “Company” or the “Group”) is a corporation that is organized under the laws of Argentina and acts as a holding company for Banco de Galicia y Buenos Aires S.A. and its subsidiaries (“Banco Galicia” or the “Bank”). Grupo Galicia was formed by the controlling shareholders of the Bank on September 14, 1999 to consummate an exchange of shares with the shareholders of Banco Galicia and establish Grupo Galicia as the Bank’s holding company. Grupo Galicia was formed with two classes of shares: Class A shares, which are entitled to 5 votes per share, and Class B shares, which are entitled to 1 vote per share. To effect the exchange, Grupo Galicia offered to exchange Grupo Galicia class B shares for all outstanding Banco Galicia class B shares on a 2.5-for-1 basis and to exchange Grupo Galicia ADSs for all outstanding Banco Galicia ADSs on a 1-for-1 basis. The controlling shareholders retained all of the class A shares. As a result of the exchange, which was consummated on July 26, 2000, the Company became holder of 93.23% of the Bank’s capital stock, and the remaining 6.77% remained as a Non-controlling interest in the Bank. At December 31, 2009 and 2008, the Company’s interest in Banco Galicia as a result of open market purchases was 94.705045% and 94.659191%.
Banco Galicia is a private-sector commercial bank organized under the laws of Argentina which provides general banking services, through its branches, to corporate and retail customers.
Grupo Galicia’s consolidated financial statements as of December 31, 2009 and 2008 include the assets, liabilities and results of the controlled companies detailed below. The percentages directly or indirectly held in those companies’ capital stock are as follows:

	December 31,
Issuing Company	2009	2008
Grupo Financiero Galicia S.A.
Galval Agente de Valores S.A.	100.00%	100.00%
GV Mandataria de Valores S.A.	100.00%	100.00%
Net Investment S.A.	99.34%	99.33%
Galicia Warrants S.A.	99.34%	99.33%
Sudamericana Holding S.A.	99.34%	99.33%
Banco de Galicia y Buenos Aires S.A.	94.71%	94.66%
Banco Galicia Uruguay S.A.	94.71%	94.66%
Tarjetas Regionales S.A.	94.71%	94.66%
Galicia Administradora de Fondos S.A.Sociedad Gerente de Fondos Comunes de Inversión	94.71%	94.66%
Galicia (Cayman) Ltd.	94.71%	94.66%
Tarjetas del Mar S.A.	94.70%	94.65%
Galicia Valores S.A. Sociedad de Bolsa	94.70%	94.65%
Galicia Factoring y Leasing S.A.	94.69%	94.64%
Tarjeta Naranja S.A.	75.76%	75.73%
Cobranzas Regionales S.A.	73.43%	73.40%
Tarjetas Cuyanas S.A.	56.82%	56.80%
Tarjeta Naranja Dominicana S.A.	37.88%	37.86%
Galicia Pension Fund S.A.	—%	94.66%

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
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
Assets and liabilities valued in foreign currencies other than the U.S. dollar are converted into U.S. dollars using the year end exchange rates issued by the Argentine Central Bank.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
For financial reporting purposes, these assets and liabilities are then translated into pesos at the year end U.S. dollar to Argentine peso exchange rate.
2.3 Government and Corporate Securities.
Government securities mainly represent obligations of the Argentine government. Corporate securities included in this caption consist of listed corporate equity securities, mutual funds and listed debt securities. Corporate equity and debt securities are considered as held for trading purposes.
Realized and unrealized gains and losses on sales and interest income on government and corporate securities are included as “Net Income from government and corporate securities” in the accompanying statements of income.
Valuation of Government Securities under Argentine Banking GAAP.
The Argentine Central Bank established the categories in which banks classify Argentine government securities listed on local or foreign markets and the accounting valuation for the securities in each of these categories. According to the categories established by the Argentine Central Bank, the Group recorded in the following captions: “investment account”, “held for trading”, “Securities issued by the Argentine Central Bank” and “without quotation”.
a) Holdings of securities in special investment accounts: These securities have been valued, pursuant to the provisions set forth by the Argentine Central Bank, at their amortized cost.
The same criterion was applied to holdings of such securities used in repo transactions recorded under “Other Receivables Resulting from Financial Brokerage” and “Miscellaneous Receivables”.
b) Trading securities are marked to market, and any difference between book value and their market price is recognized as a gain or loss in the income statement.
Boden 2013 Bonds, BONAR 2015 Bonds, BONAR 2014 Bonds, BONAR VII Bonds and BONAR V Bonds are considered trading securities and they are recorded at market value.
c) Securities issued by the Argentine Central Bank: Accrued interest over those securities classified as “without quotation” are recorded according to their internal rate of return.
In addition, the securities issued by the Argentine Central Bank with quotation were recorded at the fiscal year-end closing market price for each security.
d) Without quotation:
Boden 2012 Bonds: These bonds were received within the scope of Sections 28 and 29 of Decree No. 905/02 recorded at their “technical value” (face value plus accrued interest and less capital amortization according to the contractual terms of the instrument).
Bonds used in repo transactions and bonds to be received recorded under “Other receivables resulting from financial brokerage” and “Miscellaneous Receivables”, were recorded at their “technical value” (face value plus accrued interest and less capital amortization according to the contractual terms of the instrument).
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
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
The acceptance of this offer implied receiving new debt instruments for an original principal amount equal to 33.7% of the non-amortized principal as of December 31, 2001, plus past due and unpaid interest up to that date.
As of December 31, 2009 and 2008, the securities received were recorded at the lower of (i) the total future nominal cash payments, specified by the terms and conditions of the new securities, and (ii) the carrying value of the securities tendered as of March 17, 2005, equivalent to the present value of the Bogar Bonds’ cash flows at that date.
This valuation is reduced in the amount of the received payments. Accrued interest is not recognized. As of December 31, 2008, the holdings of these securities were mainly used for repo transactions.
Peso-denominated Bonds issued by the Argentine Nation at Badlar rate due 2015 (Bonar 2015):These bonds derived from the debt swap offered by the National Government as per resolutions Nos. 216/09 and 57/09 jointly adopted by the Ministry of Finance (Secretaría de Hacienda y de Finanzas).
The Bank exchanged National Government Bonds in Pesos at 2% due 2014 (Boden 2014) with a face value of Ps. 683,647 (recorded in the Bank’s Shareholders equity in February 2009 within the scope of an exchange transaction of National Secured Loans at market price) for Bonar 2015 with a face value of Ps. 912,669. The exchange ratio used was Bonar 2015 with a FV of Ps.133.50 (figure stated in Pesos) for each Boden 2014 with a FV of Ps.100 (figure stated in Pesos).
Pursuant to the guidelines established by the Argentine Central Bank for public debt instruments subscribed through a debt swap, these bonds were stated in the Shareholders’ Equity at the value these exchanged securities had recorded.
As of December 31, 2009, these bonds recorded in this item amounted to a face value of Ps.746,178, which total Ps.323,744. These bonds have been valued at their acquisition cost increased according to the accrual of their internal rate of return (IRR).
National Secured Loans
On November 6, 2001 the Bank participated in the exchange of Argentine government securities and loans for new loans called “Secured Loans,” which are recorded under “Loans — Non-Financial Public Sector” in these financial statements.
In accordance with Argentine Central Bank’s regulations, Secured Bonds have been recorded at the lower of their present value and their technical value. The “present value” is defined as the “net present value” of a cash flow structure determined under contractual conditions and discounted at a rate set by the Argentine Central Bank, which, as of December 31, 2008 was 9.6%.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
In January 2009, the Argentine Central Bank, through Communiqué “A” 4898, modified the valuation criteria to record holdings of Secured Loans derived from the public debt swap, pursuant to Decree No. 1387/01.
As from February 2009, these Secured Loans have been valued on the basis of the highest value that arises from the difference between the present value, informed by the Argentine Central Bank, and their net book value. The latter value is the book value recorded as of January 31, 2009, increased monthly by the IRR and adjusted by the CER, net of charged financial services received.
In the case these Secured Loans’ present value is lower than their book value, the monthly accrual is charged to an asset valuation allowance. Such account shall be reversed by charging its balance to Income as long as such balance is higher than the positive difference existing between the present value and the net book value, as recorded in the previous fiscal year.
As of December 31, 2009, Secured Loans’ balance was Ps.3,780 and no balance was recorded in the valuation allowance Account.
2.4 Financial Trust Debt Securities and Certificates of Participation.
The debt securities incorporated and recorded at their face value; the remaining holdings were recorded according to their internal rate of return. Certificates of participation are accounted for under the equity method.
2.5 Interest Income (Expense) Recognition.
For loans and deposits denominated in pesos, interest is recognized on a compounded basis, which provides for an increasing effective rate over the life of the loan or deposit.
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
For the years ended December 31, 2009, 2008 and 2007
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
2.8 Equity Investments.
Equity Investments include equity investments in companies where a Non-controlling interest is held, including investments in infrastructure companies and utilities.
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
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
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
Effective March 2003, the Argentine Central Bank established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary regulations, must also be recorded under this caption. Such difference must be amortized in a maximum of 60 equal monthly and consecutive installments as of April 2003, as described in Note 28 to the financial statements, section “Legal actions requesting protection of constitutional guarantees.”
During December 2005 and 2008, the Argentine Central Bank authorized the deferral of the amortization of the difference mentioned above to financial institutions that granted new commercial loans with an average life of more than 2 years. The maximum amount to be deferred cannot exceed 50% of the growth of the new commercial loans nor 10% of financial institutions’ computable regulatory capital (“RPC”). In addition, banks will not be able to reduce the amount of the rest of their commercial loan portfolio. As of December 31, 2008 the remaining balance will be amortized over a period of up to 36 months, on a straight-line basis. Pursuant to this regulation, as of December 31, 2009 and 2008, Banco Galicia had deferred Ps.139,774 and Ps.209,661, respectively
2.11 Shareholders’ Equity.
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
Based on the provisions set forth by the Argentine Central Bank, the Group recorded an asset related to the MPIT amounting to Ps.328,619 and Ps.284,421,as of December 31, 2009 and 2008, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and therefore income taxes for Banco Galicia are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-bank subsidiaries had recognized a deferred tax asset as of December 31, 2009 and 2008.
2.13 Statements of Cash Flows.
The consolidated statements of cash flows were prepared using the measurement methods prescribed by the Argentine Central Bank and in accordance with the presentation requirements of Statement of Cash Flows (“ACS 230-10”).
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
3. Restricted Assets.
3.1 Pursuant to Argentine Central Bank regulations, Banco Galicia must maintain a monthly average liquidity level. Computable assets for complying with the minimum cash requirement are cash and the checking accounts opened at the Argentine Central Bank.
The minimum cash requirement at the end of each fiscal year was as follows (as measured in average daily balances):

	December 31,
	2009		2008

Peso balances	Ps.	1,985,771	Ps.	1,713,396
Foreign currency balances		1,715,157		1,328,983
3.2 Certain of the Group’s other assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

	December 31,
	2009		2008

Funds and securities pledged under various arrangements	Ps.	1,043,398	Ps.	1,992,080
Shares on equity investments (*)		5,250		5,250
Deposits in the Argentine Central Bank, restricted under Argentine Central Bank regulations		3,668		3,055
Loans pledged and real property granted as collateral-Banco Galicia Uruguay S.A. (**)		3,857		65,468
Loans granted as collateral(***)		199,801		157,693

Total	Ps.	1,255,974	Ps.	2,223,546

(*)	Shares over which transferability is subject to prior approval of the National or Provincial authorities, as applicable, under the terms of certain concession contracts signed.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
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

Galicia Uruguay S.A. repaid in advance the remaining balance of the debt restructuring plan. Furthermore, the necessary proceedings for the release of the above-mentioned pledge are being taken.

(***)
As of December 31, 2009, the Bank has recorded Ps.283,895 as collateral for credit lines granted by the IFC, and the related transactions have been allocated to the resources provided by the IFC. As collateral for the requested funds, the Bank used Boden 2012 for a face value of US$ 140,000, equivalent to a cash amount of Ps.199,801, through the Argentine Central Bank, to the Subsecretaría de la Micro, Pequeña y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for Small and Medium Companies. As of December 31, 2009, balance of secured loans was Ps.70,983.

Furthermore, as of December 31, 2009, the Bank used Boden 2012 for a face value of US$ 5,100 equal to Ps.7,278 as collateral for the loans granted within the Credit Program to the Province of San Juan for the amount of Ps.3,523.

4. Interest-Bearing Deposits with Other Banks.
As of December 31, 2009 and 2008, the overnight foreign bank interest-bearing deposits included under the caption “Loans — Other” amounted to Ps.383,794 and Ps.317,278, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
5. Government and Corporate Securities.
Government and corporate securities consist of the following at the respective balance sheet dates:

	December 31,
	2009		2008
Government Securities
For trading purposes:
Government Bonds	Ps.	104,542	Ps.	252,154
Repo transactions with the Argentine Central Bank		152,650		127,532
Other		9,644		430

Total trading securities	Ps.	266,836	Ps.	380,116

Recorded at cost after amortization
In special investment accounts
Securities issued by the Argentine Central Bank		43,350		—

Total securities in investment accounts	Ps.	43,350	Ps.	—

Securities issued by the Argentine Central Bank
Securities with quotation		651,050		35,781
Securities without quotation		964,028		520,239

Total Securities issued by the Argentine Central Bank	Ps.	1,615,078	Ps.	556,020

Without quotation
Government Bonds		1,981,972		595,678

Total Without quotation securities		1,981,972		595,678

Total government securities	Ps.	3,907,236	Ps.	1,531,814

Corporate Securities
Shares		53		—
Marketable Negotiable obligations		5,613		56
Negotiable Mutual Funds		7,505		—

Total corporate securities	Ps.	13,171	Ps.	56

Total government and corporate securities	Ps.	3,920,407	Ps.	1,531,870

As of December 31, 2009, Boden 2012 Bonds and Securities issued by Argentine Central Bank sold under repurchase agreements amounted to Ps.472,599 and Ps.203,917, respectively.
As of December 31, 2008, Boden 2012 Bonds and Discount Bonds sold under repurchase agreements amounted to Ps.1,012,868 and Ps.311,269, respectively.
During the fiscal year ended December 31, 2008, the Group sold US$19,100 of face value of Boden 2012 Bonds.
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
Promissory Notes - endorsed promissory notes, discounted and purchased bills and factored loans.
Mortgage loans - loans to purchase or improve real estate and collateralized by such real estate or commercial loans secured by real estate.
Pledge loans - loans where collateral is pledged as an integral part of the loan document.
Credit card loans - loans to credit card holders.
Personal loans - loans to individuals.
Others - includes mainly short-term placements in foreign banks.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
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
As of December 31, 2009 and 2008, the classification of the Group’s loan portfolio was as follows:

	December 31,
	2009		2008

Non-financial public sector	Ps.	25,416	Ps.	1,373,642
Financial sector (Argentine)		25,352		148,115
Non-financial private sector and residents abroad		14,233,579		10,779,630
- With preferred guarantees		1,142,199		1,332,798
- With other guarantees		2,450,075		1,546,237
- Unsecured		10,641,305		7,900,595

Subtotal		14,284,347		12,301,387

Allowance for loan losses (See Note 7)		(806,446)		(526,801)

Total	Ps.	13,477,901	Ps.	11,774,586

The Bank also records its loan portfolio by industry segment. The following industry segments comprised the most significant loan concentrations as of December 31, 2009 and 2008, respectively:

	December 31,
	2009	2008

Financial Sector	3.30%	3.95%
Services	7.59%	18.23%
Primary Products	13.90%	10.90%
Consumer	47.54%	43.23%
Retail Trade	5.04%	4.39%
Wholesale Trade	6.53%	5.28%
Construction	1.24%	0.67%
Manufacturing	14.61%	12.99%

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
7. Allowance for Loan Losses.
The activity in the allowance for loan losses for the fiscal years ended December 31, 2009, 2008 and 2007, was as follows:

	December 31,
	2009		2008		2007

Balance at beginning of year	Ps.	526,801	Ps.	428,607	Ps.	327,042
Provision charged to income		625,897		384,606		248,415
Recoveries		(5,424)		(6,510)		(21,556)
Foreign exchange effect and other adjustments		13,693		9,289		131
Loans charged off		(354,521)		(289,191)		(125,425)

Balance at end of year	Ps.	806,446	Ps.	526,801	Ps.	428,607

Certain loans, principally small loans, are charged directly to income and are not reflected in the activity in the allowance for loan losses. The “Loan loss provision” in the accompanying statements of income includes:

	December 31,
	2009		2008		2007

Provisions charged to income	Ps.	625,897	Ps.	384,606	Ps.	248,415
Direct charge-offs		10,501		7,307		4,334
Other receivable losses		3,051		2,545		1,413
Financial leases		56		931		1,340

	Ps.	639,505	Ps.	395,389	Ps.	255,502

The Bank has entered into certain troubled debt restructuring agreements with customers. The Bank has eliminated any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses. Loans under such agreements amounted to Ps.197,460, Ps.240,917 and Ps.285,786 as of December 31, 2009, 2008 and 2007, respectively.
8. Other Receivables Resulting from Financial Brokerage.
The composition of other receivables from financial brokerage, by type of guarantee, is as follows:

	December 31,
	2009		2008

Preferred guarantees, including deposits with The Argentine Central Bank	Ps.	516,001	Ps.	697,634
Other guarantees		90,192		1,588
Unsecured		2,787,272		3,436,800
Less: Allowance for doubtful accounts		(33,031)		(12,252)

	Ps.	3,360,434	Ps.	4,123,770

The breakdown of the caption “other” included in the balance sheet was as follows:

	December 31,
	2009		2008

Mutual funds	Ps.	126,936	Ps.	39,443
Galtrust I		584,111		633,996
Other financial trust participation certificates		941,542		971,064
Accrued commissions		28,896		19,015
Others		474,034		511,276

	Ps.	2,155,519	Ps.	2,174,794

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
9. Equity Investments.
Equity investments in other companies consisted of the following as of the respective balance sheet dates:

	December 31,
	2009		2008

In Financial Institutions, complementary and authorized activities
Banelco S.A.	Ps.	8,681	Ps.	8,453
Visa Argentina S.A.		3,169		2,576
Mercado de Valores de Buenos Aires S.A.		8,143		8,142
Banco Latinoamericano de Exportaciones S.A.		1,882		1,712
Others		852		861

Total equity investments in Financial Institutions, complementary and authorized activities	Ps.	22,727	Ps.	21,744

In Non-financial Institutions
Electrigal S.A.		5,455		5,455
A.E.C. S.A.		21,379		14,244
Aguas Cordobesas S.A.		8,911		8,911
Other		1,383		1,376

Total equity investments in non-financial institutions	Ps.	37,128	Ps.	29,986

Allowances	Ps.	(5,960)	Ps.	(3,211)

Total Equity investments	Ps.	53,895	Ps.	48,519

10. Fixed Assets and Intangible Assets.
The major categories of Grupo Galicia’s premises and equipment and accumulated depreciation, as of December 31, 2009 and 2008, were as follows:

	December 31,
	2009		2008

Land and buildings	Ps.	927,100	Ps.	890,660
Furniture and fittings		197,563		182,205
Machinery and equipment		345,273		305,187
Vehicles		2,592		1,243
Others		4,671		6,202
Accumulated depreciation		(578,878)		(514,228)

	Ps.	898,321	Ps.	871,269

Depreciation expense recorded for the fiscal years ended December 31, 2009, 2008 and 2007, was Ps.73,904, Ps.61,910 and Ps.49,952, respectively.
The major categories of intangible assets as of December 31, 2009 and 2008, were as follows:

	December 31,
	2009		2008

Goodwill, net of accumulated amortization of Ps.87,700 and Ps.164,790 , respectively	Ps.	26,346	Ps.	37,804
Organization and development expenses, net of accumulated amortization of Ps.202,214 and Ps.163,157 respectively		286,925		212,301
Legal actions related to the payment of deposits (“amparo claims”), net of accumulated amortization of Ps.578,692 and Ps.469,382 , respectively (see Note 2.10)		259,053		316,874

	Ps.	572,324	Ps.	566,979

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
Total amortization expenses for the fiscal years ended December 31, 2009, 2008 and 2007, was Ps.166,675, Ps.97,957 and Ps.163,994, respectively.
Organization and development expenses included software and the related implementation services purchased from third parties, with a net book value of Ps.213,226, Ps.139,722 and Ps.79,114 at December 31, 2009, 2008 and 2007, respectively.
The table below shows the components of goodwill by type of activity and reportable segment (see note 31) for the periods presented.

	December 31,
	2009		2008

Banking		26,346		37,139
Regional Credit Card companies		—		665

	Ps.	26,346	Ps.	37,804

11. Miscellaneous Assets.
Miscellaneous assets consisted of the following as of December 31, 2009 and 2008:

	December 31,
	2009		2008

Construction in progress	Ps.	1,370	Ps.	24,857
Deposits on fixed asset purchases		831		20,955
Stationery and supplies		15,363		9,607
Real estate held for sale		5,561		7,326
Others		40,716		15,878

	Ps.	63,841	Ps.	78,623

12. Allowances and Provisions.
Allowances on other assets and reserves for contingencies were as follows:

	December 31,
	2009		2008

Allowances against asset accounts:
Other receivables resulting from financial brokerage, for collection risk (a)		33,031		12,252
Assets under financial leases (a)		3,609		4,699
Equity investments in other companies (b)		5,960		3,211
Miscellaneous receivables, for collection risk (a)		28,655		81,298

Reserves for contingencies:
For severance payments (c)		5,892		3,212
Litigations (d)		57,042		32,125
Other contingencies (e)		148,352		189,936
Sundry liabilities arising from credit card activities (f)		44,493		31,849
Other commitments (g)		143		211

Total reserves for contingencies	Ps.	255,922	Ps.	257,333

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)

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

(f)	Reserves for a guarantee of credit-cards receivable and for the estimated liability for the insurance of the payment of credit-cards balance in the event of the death of the credit-card holders.

At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP), the Revenue Board of the Province of Córdoba and the Municipalities of the cities of Mendoza and San Luis are in the process of conducting audits, with respect to claims made by such agencies, regarding taxes applicable to Credit Cards issuing companies. The amount claimed for such reason, adjusted as of December 31, 2009, totals Ps.9,900, approximately.

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

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)

13.	Other Liabilities Resulting from Financial Brokerage- Banks and International Entities, and Loans from Domestic Financial Institutions.
The Bank also borrows funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

	December 31,
	2009		2008
Description
Bank and International Entities
Contractual long-term Liabilities
Floating Rate Bank Loans 2010	Ps.	2,024	Ps.	5,507
Floating Rate Bank Loans 2014		94,902		86,078
Floating Rate Bank Loans 2019		7,364		6,239
Internacional Finance Corp. (I.F.C.)		260,771		267,067
Loan Merrill Lynch		—		214,086
Other lines from foreign banks		—		7,943

Total long-term liabilities	Ps.	365,061	Ps.	586,920

Contractual short-term liabilities:
Other lines from foreign banks		179,961		354,563

Total short-term liabilities	Ps.	179,961	Ps.	354,563

Total Banks and International Entities	Ps.	545,022	Ps.	941,483

Domestic and Financial Institutions
Contractual long-term liabilities:
BICE (Banco de Inversión y Comercio Exterior)		—		5,056
Other lines from domestic banks		164,612		199,873

Total long-term liabilities	Ps.	164,612	Ps.	204,929
Contractual short-term liabilities:
Other lines from credit from domestic banks		86,869		43,621

Total short-term liabilities	Ps.	86,869	Ps.	43,621

Total Domestic and Financial Institutions	Ps.	251,481	Ps.	248,550

TOTAL	Ps.	796,503	Ps.	1,190,033

Accrued interest on the above liabilities in the amount of Ps.4,525 and Ps.14,284 as of December 31, 2009 and 2008, respectively, is included in “Others” under the caption “Other Liabilities Resulting from Financial Brokerage” in the accompanying balance sheet.
Long-term debt of Ps.529,673 corresponds mainly to: (a) a line of credit from the IFC for Ps.260,771 for financing investment projects, b) debt issued as a result of the Bank’s foreign debt restructuring completed in May 2004 for Ps.2,024, Ps.94,902 and Ps.7,364, (c) debt with domestic banks for Ps.164,612 of the regional credit-card companies.
As of December 31, 2009, maturities of the above long-term loans for each of the following five fiscal years and thereafter were as follows:

Contractual long-term Liabilities
2010		172,833
2011		136,220
2012		89,362
2013		80,663
2014		43,232
Thereafter		7,363

	Ps.	529,673

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
14. Other Liabilities Resulting from Financial Brokerage — Negotiable Obligations.
The amounts outstanding and the terms corresponding to outstanding negotiable obligations at the dates indicated were as follows:

		Annual
		Interest	December 31,
Negotiable Obligations (1)	Maturity	Rate	2009		2008
Contractual Long-term liabilities:
9% Notes Due 2003(*)	2003	9.00%		6,352		5,813
(Semi-annual interest, principal payable at maturity)
Banco Galicia — Note 2010 - Libor +350 BP	2010	6.65%		129,858		353,755
(Semi-annual interest)
Banco Galicia Uruguay S.A. Unsubordinated (restructured deposits)	Various	Various		—		54,305
(Annual interest, principal payable every year)
Banco Galicia — Note 2014	2014	7.00%		736,542		933,106
(Semi — annual interest)
Banco Galicia — Subordinated Note 2019	2019	11.00%		1,137,447		986,969
(Semi-annual interest, principal payable at maturity)
Tarjeta Cuyanas S.A. Serie XX	2010	—		75,934		—
(Issued at a discount base- principal payable at maturity)
Tarjeta Naranja Class IV	2011	15.50%		156,794		229,821
(Interest fixed, semi-annual interest- principal payable every six months)
Tarjeta Naranja Class IX Serie I	2010	—		133,296		—
(Issued at a discount base- principal payable at maturity)
Tarjeta Naranja Class IX Serie II	2011	12.50%		55,416		—
(Interest fixed, semi-annual interest- principal payable at maturity)
Grupo Financiero Galicia Serie II	2011	12.50%		40,263		—
(Interest fixed, semi-annual interest- principal payable at maturity)
Tarjeta Cuyanas S.A. Serie XVIII	2012	12.00%		79,506		139,128
(Interest fixed, semi-annual interest- principal payable every six months)
Tarjeta Naranja Class VII (Fixed Interest, principal payable at maturity)	2009	10,50%		—		61,355

Total long-term liabilities			Ps.	2,551,408	Ps.	2,764,252

Contractual Short-term liabilities:
Tarjeta Naranja Class VIII (Fixed Interest, principal payable at maturity)	2009	11,00%		—		69,058
Tarjetas Cuyanas S. XIX (Fixed Interest, principal payable at maturity)	2009	14,00%		—		39,797
Grupo Financiero Galicia Serie I (Issued at a discounted base, principal payable at maturity)	2010	—		125,793		—

Total short-term liabilities				125,793		108,855

			Ps.	2,677,201	Ps.	2,873,107

(1)	Only principal, except for Subordinated Obligations which include accrued interest for Ps.59,553.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
As of December 31, 2009 and 2008, interest and principal on all of the above debt securities were payable in U.S. dollars except for Tarjeta Naranja’s Class IV Notes and Tarjetas Cuyanas’ Class XVIII Notes, which were payable in Pesos.
Accrued interest on the above liabilities for Ps.39,350 and Ps.59,352 as of December 31, 2009 and 2008, respectively, was included in “Other” under the caption “Other Liabilities Resulting from Financial Brokerage “ in the accompanying balance sheet.
Long-term negotiable obligations as of December 31, 2009 mature as follows:

Past due (*)		6,352
2010		553,449
2011		456,893
2012		184,544
2013		174,606
2014		38,117
Thereafter		1,137,447

Total	Ps.	2,551,408

(*)	Corresponds to past due debt not yet restructured.
15.	Balances in Foreign Currency.
The balances of assets and liabilities denominated in foreign currencies (principally in U.S. dollars) were as follows:

	December 31,
	2009		2008
Assets:
Cash and due from banks	Ps.	1,867,910	Ps.	1,806,827
Government and corporate securities		1,215,571		672,354
Loans		2,395,667		1,998,358
Other receivables resulting from financial brokerage		899,804		1,630,433
Assets under financial leases		29,147		23,541
Equity investments in other companies		1,939		1,762
Miscellaneous receivables		462,434		995,257
Bank premises and equipment		738		4,990
Miscellaneous assets		38		297
Intangible assets		569		601
Unallocated items		12,572		2,791
Other assets		70		129

Total	Ps.	6,886,459	Ps.	7,137,340

Liabilities:
Deposits	Ps.	3,094,442	Ps.	2,386,180
Other liabilities resulting from financial brokerage		2,827,321		4,031,939
Miscellaneous liabilities		11,951		14,746
Subordinated Negotiable Obligations		1,137,447		986,969
Provisions		11,493		8,244
Unallocated items		3,078		3,519
Other Liabilities		86		85

Total	Ps.	7,085,818	Ps.	7,431,682

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
16. Transactions with Related Parties.
The Group has granted loans to certain related parties including related officers, equity-method investees and consolidated companies. Total loans outstanding as of December 31, 2009 and 2008, amounted to Ps.76,433 and Ps.75,549, respectively, and the change from December 31, 2008 to December 31, 2009, reflects payments amounting to Ps.21,153 and advances of Ps.20,075. Furthermore, there were CER adjustments and foreign exchange differences of Ps.1,962 on the above-mentioned portfolio between those dates.
Such loans were made in the ordinary course of business at normal credit terms, including interest rates and collateral requirements, and, in management’s opinion, such loans represent normal credit risk.
17. Breakdown of Captions Included in the Income Statement.

	December 31,
	2009		2008		2007
Financial Income

Interest on other receivables resulting from financial brokerage:
Interest on purchased certificates of deposits		14,914		6,033		5,374
Compensatory Bond		—		—		3,699
Additional interest on current accounts and special accounts with the Argentine Central Bank		—		12,241		19,621
Advance payment-Leasing		2,928		12,332		5,708
Other		5,413		3,388		1,829

	Ps.	23,255	Ps.	33,994	Ps.	36,231

Other
Premiums on forward purchases of Government securities under repos		16,114		7,013		2,863
Interest on pre-export and export financing		94,517		69,238		57,447
Result from other credits by financial brokerage		62,814		11,076		71,667
Leasing		80,194		80,036		46,534
Net position of valuation public sector loans		4,106		9,157		—
Net position of forward transactions in pesos		27		95,433		—
Other		—		2,135		4

	Ps.	257,772	Ps.	274,088	Ps.	178,515

Financial Expenses

Interest on other liabilities resulting from financial brokerage:
Interest on negotiable obligations		157,970		187,320		240,569
Interest on other liabilities resulting from financial brokerage from other banks and international entities		74,002		109,706		73,017

	Ps.	231,972	Ps.	297,026	Ps.	313,586

Other interest
Interest on Argentine Central Bank loans		—		—		5,782
CER adjustment on Argentine Central Bank advances		—		—		34,766
Other		2,882		3,313		5,300

	Ps.	2,882	Ps.	3,313	Ps.	45,848

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)

	December 31,
	2009		2008		2007
Other
Premiums on repo transactions		33,780		84,823		68,727
Contributions and taxes on financial income		135,644		112,373		66,028
Net position of valuation public sector loans		—		—		6,440
Net position of forward transactions in pesos		24,068		—		16,172
Other		375		—		—

	Ps.	193,867	Ps.	197,196	Ps.	157,367

Income from services
Other
Commissions on credit cards		781,367		652,040		410,543
Safety rental		30,221		18,003		13,213
Insurance premiums		12,671		58,901		49,032
Other		78,644		70,856		51,143

	Ps.	902,903	Ps.	799,800	Ps.	523,931

Expenses for services
Other
Gross revenue taxes		91,016		74,339		52,504
Linked with credit cards		212,427		130,813		77,555
Other		14,706		14,348		9,837

	Ps.	318,149	Ps.	219,500	Ps.	139,896

Administrative expenses
Other operating expenses
Rentals		62,234		51,292		39,963
Electricity and communications		85,850		72,712		57,205
Maintenance and repair expenses		52,134		43,841		34,780
Security Services		50,282		42,255		31,752
Other operating expenses		29,604		39,119		26,916

	Ps.	280,104	Ps.	249,219	Ps.	190,616

Miscellaneous income
Other
Interest on miscellaneous receivables		31,076		39,382		19,875
Premiums and commissions from insurance business		333,669		276,019		115,567
Waiver for repayment of debt		85,550		—		—
Other		52,051		18,245		38,139

	Ps.	502,346	Ps.	333,646	Ps.	173,581

Miscellaneous losses
Other
Claims		2,561		1,821		1,191
Commissions and expenses on insurance business		93,686		119,045		52,019
Other		26,921		17,918		15,945

	Ps.	123,168	Ps.	138,784	Ps.	69,155

18. Income Taxes.
Income tax for the fiscal years ended December 31, 2009, 2008 and 2007, amounted to Ps.155,992, Ps.74,014 and Ps.71,466, respectively. The statutory income tax rate as of December 31,2009, 2008 and 2007 was 35%. As of December 31, 2009 and 2008, the Group had tax loss carryforwards in the approximate amount of Ps.268,060 and Ps.2,283,251, respectively, that may reduce future year’s taxable income for income tax purposes. Such tax loss carryforwards expire over the following five years.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
As of December 31, 2009 and 2008, the consolidated Group’s MPIT available to credit against future income tax amounts to Ps.328,619 and Ps.284,421, respectively. Such MPIT expire over the following ten years.
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
The Argentine Central Bank set forth the criteria for the distribution of dividends by financial institutions. According to the new rules, dividends can be distributed up to the positive amount resulting after deducting from retained earnings the reserves that may be legally and statutory required, as well as the following items: the difference between the book value and the market value of a financial institution’s portfolio of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amount of the asset representing the losses from lawsuits related to deposits and any adjustments required by the external auditors or the Argentine Central Bank to be recognized.
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
As of December 31, 2009, the adjustments, which shall be made to the Bank’s Retained Earnings, pursuant to the Argentine Central Bank’s regulations, are as follows:
•	The positive difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price: Ps.(723,036).

•	The amount of the assets representing losses from lawsuits related to deposits: Ps.(259,053).
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
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
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
In turn, the shareholders of Tarjeta Naranja S.A., ratified the decision made by the Board of Directors and, set forth the following policy for the distribution of dividends: a) to keep under retained earnings those retained earnings corresponding to fiscal years prior to 2005 and, therefore, not to distribute them as dividends, and b) to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year from and after fiscal year 2005.These restrictions shall remain in force as long as this company’s shareholder’s equity is below Ps.300,000.
Also, Tarjeta Naranja S.A. agreed, pursuant to the terms and conditions of the Class IV Negotiable Obligations, not to distribute profits exceeding 50% of net income.
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
As called for by Argentine Central Bank regulations, as of December 31, 2009 and 2008, the minimum capital requirements were as follows:

					Computable Capital as a %
	Minimum Capital.		Computable Capital.		of Minimum Capital.
December 31, 2009	Ps.	1,611,504	Ps.	2,789,198	173,08
December 31, 2008	Ps.	1,564,542	Ps.	2,552,269	163,13
21. Earnings per Share.
Earnings per share are based upon the weighted average of common shares outstanding of Grupo Galicia in the amount of 1,241,407 for the fiscal years ended December 31, 2009, 2008 and 2007.
Earnings per share for the fiscal years ended December 31, 2009, 2008 and 2007, were 0.185, 0.142, and 0.037, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
As of December 31, 2009, 2008 and 2007, there were no convertible negotiable obligations outstanding and therefore for the purposes of calculating earnings per share Grupo Galicia had a simple capital structure.
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
As of January 1, 2005, the Argentine Central Bank set this contribution in 0.015%.
As of December 31, 2009, 2008 and 2007, the standard contribution to the Deposits Insurance System amounted to Ps.26,030, Ps.23,555 and Ps.20,378, respectively, recorded in the Consolidated Statements of Income in Financial Expenses under the caption “Contributions made to Deposit Insurance Fund”.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
23. Statements of Income and Balance Sheets.
The presentation of financial statements according to the Argentine Central Bank rules differs significantly from the format required by the Securities and Exchange Commission under Rules 210.9 to 210.9-07 of Regulation S-X (Article 9). The statements of income presented below discloses the categories required by Article 9 using Argentine Banking GAAP:

	December 31,
	2009		2008		2007
Interest income:
Interest and fees on loans (*)	Ps.	2,278,655	Ps.	2,099,393	Ps.	1,505,134
Interest and dividends on investment securities:
Tax-exempt		270,353		76,912		99,880
Interest on interest bearing deposits with other banks		638		8,765		14,895
Interest on other receivables from financial brokerage		90,186		163,420		158,767
Trading account interest, net		284,837		71,515		46,396

Total interest income		2,924,669		2,420,005		1,825,072

Interest expense
Interest on deposits		880,775		794,037		583,873
Interest on securities sold under agreements to repurchase		33,780		84,823		68,736
Interest on short-term liabilities from financial intermediation		67,283		82,667		58,926
Interest on long-term liabilities from financial intermediation (*)		233,477		316,141		359,602

Total interest expense		1,215,315		1,277,668		1,071,137

Net interest income		1,709,354		1,142,337		753,935

Provision for loan losses, Net of reversals		595,713		313,188		172,470

Net interest income /(expense) after provision for loan losses		1,113,641		829,149		581,465

(*)	Includes CER/CVS adjustments.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)

	December 31,
	2009		2008		2007
Non-interest income:
Service charges on deposit accounts	Ps.	253,299	Ps.	201,653	Ps.	160,534
Credit-card service charges and fees		704,025		548,629		434,358
Other commissions		882,084		897,715		610,984
Income from equity in other companies		11,347		56,764		1,957
Premiums and commissions on insurance business		333,669		276,019		115,567
Other		195,426		139,949		121,428

Total non-interest income	Ps.	2,379,850	Ps.	2,120,729	Ps.	1,444,828

Non-interest expense:
Commissions		424,847		309,808		204,867
Salaries and social security charges		975,767		805,197		540,643
Fees and external administrative services		183,730		161,192		125,502
Depreciation of bank premises and equipment		73,904		61,910		49,952
Personnel services		76,760		90,791		75,650
Rentals		62,234		51,292		39,963
Electricity and communications		85,850		72,712		57,205
Advertising and publicity		127,836		146,496		113,809
Taxes		406,161		324,475		214,006
Amortization of organization and development expenses		45,908		37,950		35,640
Maintenance and repair expenses		52,134		43,841		34,780
Commissions and expenses on insurance business		93,686		119,045		52,019
Amortization of “Amparo claims”		109,310		39,545		108,667
Other Provisions and reserves		109,296		161,703		48,151
Other		234,289		237,276		175,817

Total non-interest expense	Ps.	3,061,712	Ps.	2,663,233	Ps.	1,876,671

Income before tax expense		431,779		286,645		149,622
Income tax expense		(155,992)		(74,014)		(71,466)

Net Income	Ps.	275,787	Ps.	212,631	Ps.	78,156

Less: Net Income attributable to non-controlling interest		46,512		35,812		32,119

Net Income attributable to Parent Company	Ps.	229,275	Ps.	176,819	Ps.	46,037

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
Argentine Central Bank rules also require certain classifications of assets and liabilities, which are different from those required by Article 9. The following balance sheet presents Grupo Galicia’s balance sheet as of December 31, 2009 and 2008, as if they had followed Article 9 balance sheet disclosure requirements using Argentine Banking GAAP.

	December 31,
	2009		2008
Assets:
Cash and due from banks	Ps.	3,713,335	Ps.	3,440,912
Interest-bearing deposits in other banks		440,745		317,278
Federal funds sold and securities purchased under resale agreements or similar agreements		178,474		416,914
Trading account assets		2,011,860		989,565
Available for sale securities		4,471,928		4,325,448
Loans		14,368,457		12,951,627
Allowances for loan losses		(812,354)		(539,475)
Miscellaneous receivables		619,944		998,331
Fixed assets		898,321		871,269
Intangible Assets		572,234		566,979
Other assets		1,540,164		1,282,416

Total assets	Ps.	28,003,108	Ps.	25,621,264

Liabilities and Shareholders’ Equity:
Deposits	Ps.	16,917,453	Ps.	13,953,478
Short-term borrowing		392,623		507,039
Other liabilities		313,526		368,278
Amounts payable for spot and forward purchases to be settled		618,375		1,014,120
Other liabilities resulting from financial brokerage		3,489,899		3,394,246
Long-term debt		3,081,081		3,556,101
Miscellaneous Liabilities		578,699		478,720
Contingent liabilities		255,922		257,333

Total Liabilities		25,647,578		23,098,467

Total Parent Company Shareholders Equity		2,052,539		1,845,745
Non-controlling Interest		302,991		246,204

Total liabilities and shareholders’ equity	Ps.	28,003,108	Ps.	25,621,264

The carrying value and market value of each classification of available-for-sale securities in the Article 9 balance sheet were as follows:

	December 31, 2009				December 31, 2008
			Unrealized				Unrealized
	Carrying value		Gains/(Losses)	Market value	Carrying value		Gains/(Losses)		Market value
Boden 2012 Bonds — Compensatory Bond and Hedge Bond		1,906,907	830,119	1,731,089		2,350,815		—		1,253,440
GalTrust I		584,111	193,651	211,647		633,996		—		67,881
Discount Bonds		598,601	132,209	302,124		641,804		—		161,531
Bonar 2015		323,744	85,032	641,340		—		—		—
Other assets		1,058,565	14,163	1,030,678		698,833		20,241		567,174

TOTAL	Ps.	4,471,928	1,255,174	3,916,878	Ps.	4,325,448	Ps.	20,241	Ps.	2,050,026

The maturities as of December 31, 2009, of the available-for-sale government securities and the GalTrust I and other assets included in the Article 9 balance sheet were as follows:

	December 31, 2009
				Maturing after 1	Maturing after
			Maturing within	year but within	5 years but within	Maturing after
	Carrying Value		1 year	5 years	10 years	10 years
Boden 2012 Bonds — Compensatory Bond and Hedge Bond		1,906,907	626,928	1,279,979	—	—
GalTrust I		584,111	—	160,292	423,819	—
Discount Bonds		598,601	—	—	—	598,601
Bonar 2015		323,744	37,803	190,550	95,391	—
Other assets		1,058,565	709,596	330,616	18,353	—

TOTAL	Ps.	4,471,928	1,374,327	1,961,437	537,563	598,601

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
24. Operations by Geographical Segment.
The main financial information, classified by country where transactions originate, is shown below. Most of the transactions originated in the Republic of Uruguay were with Argentine citizens and enterprises, and were denominated in U.S. dollars. Transactions between different geographical segments have been eliminated for the purposes of this Note.

	December 31,
	2009		2008		2007
Total revenues:(*)
Republic of Argentina	Ps.	5,417,227	Ps.	4,582,947	Ps.	3,376,524
Republic of Uruguay		14,489		47,411		65,565
Grand Cayman Island		65		—		—
Net income (loss), net of monetary effects allocable to each country:
Republic of Argentina		238,740		166,368		28,214
Republic of Uruguay		(7,274)		10,451		17,823
Grand Cayman Island		(2,191)		—		—
Total assets:
Republic of Argentina		27,350,754		24,349,404		22,335,675
Republic of Uruguay		237,544		386,386		493,063
Grand Cayman Island		14,068		—		—
Fixed assets
Republic of Argentina		897,583		866,179		732,109
Republic of Uruguay		738		5,090		11,023
Miscellaneous assets
Republic of Argentina		63,803		78,326		112,534
Republic of Uruguay		38		297		41
Goodwill
Republic of Argentina		26,346		37,804		58,266
Other intangible assets
Republic of Argentina		545,409		528,115		389,078
Republic of Uruguay		569		1,060		974
Geographical segment assets as a percentage of total assets
Republic of Argentina		99.09%		98.44%		97.84%
Republic of Uruguay		0.86%		1.56%		2.16%
Grand Cayman Island		0.05%		—		—

(*)	The caption Revenues include financial income, income from services and miscellaneous income.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
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
A summary of the credit exposure related to these items is shown below:

	December 31,
	2009		2008

Commitments to extend credit	Ps.	1,323,498	Ps.	1,003,449
Standby letters of credit		175,525		157,056
Guarantees granted		194,474		208,851
Acceptances		58,904		69,500
Commitments to extend credit are agreements to lend to a customer at a future date, subject to the meeting of the contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent actual future cash requirements of the Group. The Group evaluates each customer’s creditworthiness on a case-by-case basis. In addition to the above commitments, as of December 31, 2009 and 2008, the available purchase limits for credit card holders amounted to Ps.17,591,132 and Ps.13,995,200, respectively.
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
The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Group may require counter-guarantees. These financial customer guarantees are classified by type, as follows:

	December 31,
	2009		2008
Preferred counter-guarantees	Ps.	15,353	Ps.	34,748
Other counter-guarantees		33,344		43,253

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
The Group accounts for checks drawn on it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time when the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process were as follows:

	December 31,
	2009		2008

Checks drawn on the Bank	Ps.	378,631	Ps.	439,809
Checks drawn on the other Bank		458,411		369,531
Bills and other items for collection		2,262,278		1,322,145
As of December 31, 2009 and 2008, the trusts’ funds amounted to Ps.1,406,805 and Ps.509,806, respectively.
In addition, the Group had securities in custody, which as of December 31, 2009 and 2008, amounted to Ps.8,119,755 and Ps.5,534,324, respectively.
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

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
The derivative instruments held by the Group as of December 31, 2009 and 2008 where as follows:

			Notional	Net Book Value as of	Net Book Value as of
		Average	Amount as of	December 31,	December 31,		Fair Value as of	Fair Value as of
		Weighted	December 31,	2009 Asset	2008 Asset		December 31,	December 31,
Type of Contract	Underlying	Maturity Term	2009	/ (Liability)	/ (Liability)		2009	2008
FUTURES (a)
- Purchases	Foreign currency	4 months	2,441,126	—	—		—	—
- Purchases	Interest Rate	5 months	433,000	—	—		—	—
- Sales	Foreign currency	4 months	2,116,549	—	(297	)(*)	—	(297	)(*)
- Sales	Interest Rate	5 months	108,500	—	—		—	—
FORWARDS — CLIENTS (b)
- Purchases	Foreign currency	3 months	—	—	65	(*)	—	65	(*)

- Sales	Foreign currency	8 months	64,608	1,040	(23,556	)(*)	1,040	(23,556	)(*)

FORWARD FOREIGN CURRENCY HEDGE CONTRACT (c)
- Purchases	Foreign currency	4 months	31,000	(8,060)	15,827		(8,060)	15,827
OPTIONS (d)
- Put option written Boden 2012 coupon	National government securities	20 months	29,285	—	—		—	(10,649)

- Put option written Boden 2013 coupon	National government securities	21 months	92,530	—	—		(3,997)	(32,572)

INTEREST RATE SWAP (e)
- Fixed for variable interest rate	Other	11 months	5,000	—	—		—	—

- Variable for fixed interest rate	Other	15 months	40,500	—	—		—	—

(*)	As of December 31, 2009 and 2008, the amounts correspond to sales as well as purchases.

(a)	These transactions are made through recognized exchange markets, such as Mercado Abierto Electrónico (MAE) and Mercado a Término de Rosario (ROFEX).

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

As of December 31, 2009, there are not pending amounts recorded for purchases-sales futures transactions.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)

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

On January 6, 2009, due to the payment of the financial debts in foreign currency, which are covered by the derivative instrument, a sales contract under similar terms was entered into in order to offset the effects of the above-mentioned forward purchase agreement.

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

As of December 31, 2009 and 2008, the options bought and sold were recorded at their exercise price in memorandum accounts. The premiums collected and/or paid have been accrued on a straight-line basis over the life of the contract.

e)
These transactions are conducted within the environment created by the MAE, and the settlement thereof is carried out on a monthly basis, in pesos, for the difference between the cash flows calculated using a variable rate (Badlar for time deposits of 30 to 35 days of private banks) and the cash flows calculated using a fixed rate, or vice versa, on the notional value traded, the difference in price being charged to income.

In case accrued balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

As of December 31, 2009, there are not pending amounts recorded for purchases-sales futures transactions.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
27. Disclosure about Fair Value of Financial Instruments.
ASC 825, “Disclosures about Fair Value of Financial Instruments” requires disclosures of estimates of fair value of financial instruments. These estimates were made at the end of December 2009 and 2008. Because many of the Bank’s financial instruments do not have a ready trading market from which to determine fair value, the disclosures are based upon estimates regarding economic and current market conditions and risk characteristics. Such estimates are subjective and involve matters of judgment and, therefore, are not precise and may not be reasonably comparable to estimates of fair value for similar instruments made by other financial institutions.
The estimated fair values do not include the value of assets and liabilities not considered financial instruments.
In order to determine the fair value, cash flows were discounted for each category or group of loans having similar characteristics, based on credit risk, guarantees and/or maturities, using rates offered for similar loans by the Bank as of December 31, 2009 and 2008, respectively.

	2009				2008
	Book Value		Fair Value		Book Value		Fair Value
Derivative activities: (see Note 26)
Assets	Ps.	1,040	Ps.	1,040	Ps.	15,892	Ps.	15,892
Liabilities		8,060		12,057		23,853		67,073

Non derivative activities:
Assets:
Cash and due from banks (1)	Ps.	3,696,309	Ps.	3,696,309	Ps.	3,405,133	Ps.	3,405,133
Government securities (2)
Trading		1,881,914		1,882,548		913,350		913,350
Without quotation		1,981,972		1,920,869		69,772		20,559
Investment		43,350		43,395		548,692		303,196
Corporate Equity Securities		13,171		13,171		—		—
Loans (3)		13,477,901		13,732,385		11,774,586		11,211,857
Others (4)		3,830,321		3,322,184		5,416,276		3,501,411

Liabilities:
Deposits (5)	Ps.	17,039,366	Ps.	17,047,003	Ps.	14,056,134	Ps.	13,979,359
Other liabilities resulting from financial Intermediation:
Banks and international entities and Loans from Domestic Financial Institutions (6) and Negotiable obligations (7)		3,517,579		3,359,272		4,140,741		2,419,854
Others (8)		3,731,245		3,537,588		3,561,827		3,502,958
The following is a description of the estimating techniques applied:

(1)
Cash and due from banks: By definition, cash and due from banks are short-term and do not possess credit loss risk. The carrying values as of December 31, 2009 and 2008 are a reasonable estimate of fair value.

(2)
Government securities: Government securities held for trading purposes are carried at fair value. Holdings of investment account securities correspond to securities issued by Argentine Central Bank which fair value corresponds to their quoted market value. Securities without quotation include Boden 2012 Bonds related to the compensation to financial institutions, Discount Bonds and Bonar 2015 Bonds. Such bonds had quoted market values and therefore their fair value where determined using the mentioned quoted market values.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)

(3)
Loans: The fair values of loans are estimated for groups of similar characteristics, including type of loan, credit quality incorporating the credit risk factor. For floating- or adjustable-rate loans, which mature or are repriced within a short period of time, the carrying values are considered to be a reasonable estimate of fair values. For fixed-rate loans, market prices are not generally available and the fair values are estimated discounting the estimated future cash flows based on the contracted maturity of the loans. The discount rates are based on the current market rates corresponding to the applicable maturity. Where quoted market prices or estimated fair values are available, primarily for loans to refinancing countries, loans held for dispositions or sales and certain other foreign loans, the fair values are based on such market prices and estimated fair values, including secondary market prices. For nonperforming loans, the fair values are generally determined on an individual basis by discounting the estimated future cash flows and may be based on the appraisal value of underlying collateral as appropriate.

(4)
Others Includes other receivables from financial brokerage and equity investments in other companies. A majority of the items include purchases of government securities held for investment purposes which fair value is determined by the quoted market value of the underlying government securities, mostly Boden 2012 Bonds, Securities issued by Argentine Central Bank and Discount Bonds. This caption also included financial trusts certificates of participation which their fair value is estimated using valuation techniques to convert the future amounts to a single present amount discounted. The measurement is based on the value indicated by current market expectation about those future amounts. The estimated of the cash flows is based on the future cash flows from the securitized assets, considering the prepayments, historical loan performance, etc. Equity investments in companies where significant influence is exercised are not within the scope of ASC 825, Financial Instruments. Equity investments in other companies are carried at market value less costs to sell.

(5)
Deposits: The fair value of deposit liabilities on demand and savings account deposits is similar to its book value. The fair value of time deposits was calculated by discounting contractual cash flows using current market rates for instruments with similar maturities.

(6)
Banks and international entities and loans from domestic financial institutions: Includes credit lines borrowed under different credit arrangements from local and foreign banks and entities. Most of them were restructured as of May 2004. As of December 2009 and 2008, when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

(7)
Negotiable obligations: As of December 31, 2009 and 2008, the fair value of the negotiable obligations was determined based on quoted market prices and when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

(8)	Others: Includes other liabilities resulting from financial brokerage. Their fair value was estimated at the expected future cash flows discounted at the estimated rates at year-end.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
28. Pending events derived from the system’s crisis in late 2001.
Legal actions requesting protection of Constitutional guarantees.
The Government through Decree No. 1570/2001, Law No 25561, Decree No. 214/02 and other concurrent regulations, established restrictions on money withdrawals from financial institutions and the conversion into pesos of all dollar deposits, at the exchange rate of Ps.1.40 per US $1. In turn, these rules also established that financial institutions were to comply with their obligations by reimbursing pesos in the amounts resulting from this conversion, including the CER adjustment plus a 2% annual interest rate. As a result of the measures that established the pesification and restructuring of foreign-currency deposits, since December 2001, a significant number of claims have been filed against the Government and/or financial institutions, formally challenging the emergency regulations and requesting prompt payment of deposits in their original currency. The emergency regulations have been declared unconstitutional by most lower and upper courts.
The difference between the amount paid as a result of the abovementioned court orders and the amount resulting from converting deposits at the Ps.1.40 per U.S. dollar exchange rate, adjusted by the CER and interest accrued up to the payment date, totaled Ps.837,745 and Ps.786,256, as of December 31, 2009 and December 31, 2008, respectively, and they have been recorded as “Intangible Assets”. The residual value as of those dates totaled Ps.259,053, and Ps.316,874.
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
The Bank keeps addressing court decisions gradually on a case-by-case basis in accordance with the individual circumstances of each case. Management continuously monitors and analyses the implications of such ruling for similarly situated cases. The Bank records liabilities for Ps.24,291 on account of the amounts pending settlement as result of the cases still unresolved. The possible difference that may arise from the amount ordered by the courts and the amount recorded by the Bank shall be registered as stated for by the Argentine Central Bank’s regulations under Intangible Assets, and shall be amortized in 60 months. As a consequence of the above, and due to the information available at the date of these financial statements, the Bank’s management considers that the effects derived from these situations would not significantly affect the Bank’s shareholders’ equity.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
With respect to judicial deposits that were pesified, the Argentine Central Bank provided that, as from July 2007, institutions should establish an allowance equal to the difference that arises from the balance of deposits recorded at each month-end in their original currency and the balance in pesos that was recorded in the books. This allowance, established as of December 31, 2009 and 2008, and charged to income amounts to Ps.1,774 and Ps.1,926, respectively.
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
The Bank considers that the Ps.164,000 difference will have to be reimbursed to the Bank, or an equivalent restoration of its equity should be considered. The Bank has a claim outstanding before the Argentine Central Bank to recover the above-mentioned amount. Such right has not been recorded in these financial statements.
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
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
On June 30, 2006, the holders of Class “A” Participation Certificates of the Nues Trust, the Trustee and the contributors to the Special Fund subscribed a new agreement in order to achieve the total repayment of unpaid balances corresponding to Class “A” Participation Certificates and the subsequent liquidation of the Special Fund.
Pursuant to the provisions set forth in the abovementioned agreement, as of December 31, 2009, the Participation Certificate balance amounted to Ps.59,910 and the Special Fund’s balance amounted to Ps.373,313. At the end of the prior fiscal year, said balances amounted to Ps.53,143 and Ps.359,059, respectively.
As of December 31, 2009, the underlying assets of the Nues Trust and the Special Fund were invested in cash, securities issued by the Argentine Central Bank and secured loans amounting to Ps.417,163, Ps.148,834 and Ps.506,784, respectively. The Bank held 25,898% of the total certificates of participation of the Nues Trust and 45% of the Special Fund.
30. Financial Trusts.
a) Financial trusts with the Bank as trustee outstanding at fiscal year-end:

								Book value of securities
	Issuance	Estimated			Portfolio			held in own portfolio
Name	Date	maturity date	Trustee	Trust assets	transferred			12.31.09		12.31.08
Galtrust I	10.13.00	10.10.15	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	US$	490,224	(*)	Ps.	584,111	Ps.	633,996
Galicia	04.16.02	05.06.32	Bapro Mandatos y Negocios S.A.	National Government Bonds in Pesos at 2% due 2014 (2)	Ps.	108,000		Ps.	79,990	Ps.	73,447
Créditos Inmobiliarios Galicia I	08.17.05	03.15.15	Deustche Bank S.A.	Mortgage loans	Ps.	91,000			—	Ps.	21,291
Créditos Inmobiliarios Galicia II	10.12.05	12.15.25	Deustche Bank S.A.	Mortgage loans	Ps.	150,000		Ps.	56,172	Ps.	49,892
Galicia Prendas Comerciales	07.03.06	02.15.11	Deustche Bank S.A.	Pledge loans	Ps.	86,623			—	Ps.	6,593
Galicia Leasing I	09.22.06	05.15.11	Deustche Bank S.A.	Assets under financial leases	Ps.	150,000			—	Ps.	24,168
Galicia Personales IV	01.17.07	10.15.11	Deustche Bank S.A.	Personal loans	Ps.	100,000			—	Ps.	13,737
Galicia Personales V	04.13.07	01.15.12	Deustche Bank S.A.	Personal loans	Ps.	150,000			—	Ps.	25,168
Galicia Personales VI	09.28.07	06.15.12	Deustche Bank S.A.	Personal loans	Ps.	108,081		Ps.	17,175	Ps.	17,670
Galicia Personales VII	02.21.08	11.15.12	Deustche Bank S.A.	Personal loans	Ps.	150,000		Ps.	35,216	Ps.	25,010
Galicia Personales VIII	07.04.08	04.15.13	Deustche Bank S.A.	Personal loans	Ps.	187,500		Ps.	55,518	Ps.	39,956

Totals								Ps.	828,182	Ps.	930,928

(*)	The remaining US $9,776 was transferred in cash.

(1)	In exchange for loans to the Provincial Governments.

(2)	In exchange for secured loans.
b) As of December 31, 2009 and December 31, 2008, the Bank records financial trusts in own portfolio:
•	Received as loan repayment for Ps.58,662 and Ps.57,378, respectively.

•	Acquired as investments for Ps.52,232 and Ps.9,891, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
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
d) Financial trusts with the companies controlled by Tarjetas Regionales S.A. as trustees outstanding at fiscal year-end:
Tarjeta Naranja S.A.

		Estimated					Book value of securities held
	Issuance	maturity			Portfolio		in own portfolio
Name	Date	date	Trustee	Trust assets	transferred		12.31.09		12.31.08
Tarjeta Naranja Trust V	10.09.07	11.20.09	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	115,306		—	Ps.	21,391
Tarjeta Naranja Trust VI	12.11.07	01.23.10	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	150,003	Ps.	25,115	Ps.	24,983
Tarjeta Naranja Trust VII	02.19.08	07.23.10	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	142,913	Ps.	24,664	Ps.	25,316
Tarjeta Naranja Trust VIII	08.05.08	09.20.10	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	138,742	Ps.	47,917	Ps.	46,235
Tarjeta Naranja Trust IX	12.12.08	05.20.10	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	90,615	Ps.	24,786		—

Totals							Ps.	122,482	Ps.	117,925

As of December 31, 2009, Tarjeta Naranja S.A.’s holdings of participation certificates and debt securities totaled Ps. 91,475 and Ps. 31,007, respectively. As of December 31, 2008, its holdings of participation certificates and debt securities totaled Ps. 94,544 and Ps. 23,381, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
Tarjetas Cuyanas S.A.

		Estimated					Book value of securities held
	Issuance	maturity			Portfolio		in own portfolio
Name	Date	date	Trustee	Trust assets	transferred		12.31.09		12.31.08
Tarjetas Cuyanas Trust V	02.04.08	03.15.10	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	61,700	Ps.	21,637	Ps.	14,733
Tarjetas Cuyanas Trust VI	07.07.08	06.24.09	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	89,000		—	Ps.	20,221

Totals							Ps.	21,637	Ps.	34,954

As of December 31, 2009, Tarjetas Cuyanas S.A.’s holding of participation certificates totaled Ps. 21,637, and as of December 31, 2008, this company’s holding of participation certificates amounted to Ps.34,954 and Ps.802 correspond to debt securities, respectively.
Tarjetas del Mar S.A.

							Book value of securities
	Issuance	Estimated					held in own portfolio
Name	Date	maturity date	Trustee	Trust assets	Portfolio transferred		12.31.09	12.31.08
Tarjetas del Mar Serie IV	07.28.08	05.31.09	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	Ps.	26,800	—	Ps.	5,186
As of December 31, 2008, Tarjetas del Mar S.A.’s holding of participation certificates and debt securities amounted to Ps.5,028 and Ps.158, respectively.
e) Trust Activities
•	Trust contracts for purposes of guaranteeing compliance with obligations:
Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to the Bank, amounts as fiduciary property, to be invested according to the following detail:

		Balances of Trust
		Funds	Maturity Date
Date of Contract	Trustor	Ps.	(1)
04.10.07	Sullair	2	12.31.10
O2.12.08	Sinteplast	9	01.28.13

	Totals	11

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)

•	Financial trust contracts:
Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

		Balances of Trust Funds
Date of Contract	Trust	Ps.	US$	Maturity Date
07.13.05	Rumbo Norte I	3,363	24	07.13.11	(3)
10.12.05	Hydro I	22,054	—	09.05.17	(2)
12.05.06	Faid 2011	55,003	—	02.28.12	(3)
12.06.06	Gas I	233,506	—	06.30.11	(3)
03.02.07	Agro Nitralco	3,071	—	06.30.10	(3)
09.05.07	Saturno VII	108	—	12.31.10	(3)
11.22.07	Radio Sapienza VI	728	—	01.12.11	(3)
05.06.08	Agro Nitralco II	16,401	2	12.31.10	(3)
05.14.09	Gas II	1,072,463	—	05.31.14	(3)

	Totals	1,406,697	26

(2)	These amounts shall be released monthly until redemption of debt securities.

(3)	Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.
31. Segment Reporting.
The Group has disclosed its segment information in accordance with the “Disclosures about Segments of an Enterprise and Related Information” ASC 280-10. Operating segments are defined as components of an enterprise about which separate financial information is available and which is regularly reviewed by the Board of Directors in deciding how to allocate resources and in assessing performance. Reportable segments consist of one or more operating segments with similar economic characteristics, distribution systems and regulatory environments. The information provided for Segment Reporting is based on internal reports used by management.
The Group measures the performance of each of its business segments primarily in terms of “Net income” in accordance with the regulatory reporting requirements of the Argentine Central Bank. Net income and other segment information are based on Argentine Banking GAAP and are consistent with the presentation of the Group’s consolidated financial statements.
During 2007, the Group finalized the implementation of the change in its internal-management reporting structure. Effective 2007, the results of Banco Galicia’s operations, the Group’s main subsidiary, are not segregated by geographical regions. Rather, the banking business is reported as one single segment that is evaluated regularly by the Board of Directors in deciding how to allocate resources and in assessing performance of the Group’s business. As a result, the Group’s segment disclosures for the years ended December 31 2009, 2008 and 2007 are presented on a new basis to correspond with its internal reporting structure.
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

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
Regional Credit Cards: shows the results of our regional credit card and consumer finance business and represents the accounts of Tarjetas Regionales S.A. consolidated with its subsidiaries. As of December 31, 2009, Tarjetas Regionales S.A.’s main subsidiaries were Tarjeta Naranja S.A. , Tarjetas Cuyanas S.A., and Tarjetas del Mar S.A..
Insurance: includes the results of our insurance business and represents the accounts of Sudamericana Holding S.A. and its subsidiaries, including the results of the 12.5% interest owned by the Bank. As of December 31, 2009, Grupo Financiero Galicia S.A. maintained, through Sudamericana Holding S.A., controlling interests in Galicia Vida Compañía de Seguros S.A., Galicia Retiro Compañía de Seguros S.A. and Sudamericana Asesores de Seguros S.A..
Other Grupo Businesses: shows the results of Galicia Warrants S.A., Net Investment S.A. (in both cases, including the 12.5% interest of the Bank), Galval Agente de Valores S.A. and GV Mandataria de Valores S.A..
The column “Adjustments” comprises (i) intercompany transactions between us and our consolidated subsidiaries and among these companies, if corresponding, which are eliminated in our consolidated income statement; (ii) adjustments to compensate for not showing the results of Galicia Factoring y Leasing S.A., Galicia Valores S.A. Sociedad de Bolsa, Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión consolidated line by line with Banco Galicia but as income from equity investments, while in our consolidated financial statements, the accounts of these companies are shown line by line; (iii) the results corresponding to Non-controlling interests in the Bank and (iv) all of our stand alone income and expenses, including goodwill amortization, different from income from our interests in our subsidiaries.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)

		Regional		Other Grupo’s		Consolidated
In Pesos Thousands	Banking	Credit Cards	Insurance	Businesses	Adjustments	Total
Year ended December 31, 2009
Net Financial Income	1,144,226	375,491	28,543	(1,931)	(1,151)	1,545,178
Net Income from Services	727,855	736,985		12,485	(166,405)	1,310,920
Net Operating Revenue	1,872,081	1,112,476	28,543	10,554	(167,556)	2,856,098
Provisions for Loan Losses	388,665	250,840				639,505
Administrative Expenses	1,321,785	621,865	42,984	19,255	23,240	2,029,129
Net Operating Income	161,631	239,771	(14,441)	(8,701)	(190,796)	187,464
Income from Equity Investment
Tarjetas Regionales SA	133,028				(133,028)
Sudamericana	3,352				(3,352)
Others	13,139				(1,792)	11,347
Other Income (Loss)	(139,303)	54,966	55,327	15,629	246,349	232,968
Non-controlling interests		(32,642)			(13,870)	(46,512)
Pre-tax Income	171,847	262,095	40,886	6,928	(96,489)	385,267
Income tax provision		129,067	14,153	4,576	8,196	155,992
Net Income	171,847	133,028	26,733	2,352	(104,685)	229,275
Net Income as a % of Grupo Financiero Galicia’s Net Income	75%	58%	12%	1%

Average:
Private Loans	8,959,360	2,402,489			(18,215)	11,343,634
Deposits	14,765,933				(7,376)	14,758,557
End of Period:
Assets	27,224,687	3,365,737	260,694	39,209	(3,287,961)	27,602,366
Equity	2,126,522	586,757	90,801	21,854	(773,395)	2,052,539

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)

		Regional		Other Grupo		Consolidated
In Pesos Thousands	Banking	Credit Cards	Insurance	Businesses	Adjustments	Total
Year ended December 31, 2008
Net Financial Income	847,282	296,156	20,156	(80)	(25,182)	1,138,332
Net Income from Services	654,952	571,829	—	12,897	(51,810)	1,187,868
Net Operating Revenue	1,502,234	867,985	20,156	12,817	(76,992)	2,326,200
Provisions for Loan Losses	214,948	180,441	—	—	—	395,389
Administrative Expenses	1,166,476	554,451	29,963	13,463	16,725	1,781,078
Net Operating Income	120,810	133,093	(9,807)	(646)	(93,717)	149,733
Income from Equity Investment
Tarjetas Regionales SA	76,436	—	—	—	(76,436)	—
Sudamericana	2,866	—	—	—	(2,866)	—
Others	58,164	—	—	—	(1,400)	56,764
Other Income (Loss)	(63,014)	45,242	43,506	2,104	52,310	80,148
Non-controlling interests	—	(20,646)	—	—	(15,166)	(35,812)
Pre-tax Income	195,262	157,689	33,699	1,458	(137,275)	250,833
Income tax provision	—	81,253	11,140	1,328	(19,707)	74,014
Net Income	195,262	76,436	22,559	130	(117,568)	176,819
Net Income as a % of Grupo Financiero Galicia’s Net Income	110.43%	43.23%	12.76%	0.07%

Average:
Loans	8,707,477	2,104,993	—	—	—	10,812,470
Deposits	13,199,000	—	—	—	(7,712)	13,191,288
End of Period:
Assets	24,439,812	2,763,843	227,719	22,552	(2,718,136)	24,735,790
Equity	1,954,666	453,728	77,065	8,641	(648,355)	1,845,745

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)

		Regional		Other Grupo		Consolidated
In Pesos thousand	Banking	Credit Cards	Insurance	Businesses	Adjustments	Total
Year ended December 31, 2007
Net Financial Income	516,158	203,187	16,640	559	14,642	751,186
Net Income from Services	520,471	409,019	—	8,468	(24,862)	913,096
Net Operating Revenue	1,036,629	612,206	16,640	9,027	(10,220)	1,664,282
Provisions for Loan Losses	159,197	96,305	—	—	—	255,502
Administrative Expenses	875,085	369,476	16,147	9,147	16,469	1,286,324
Net Operating Income	2,347	146,425	493	(120)	(26,689)	122,456
Income from Equity Investment
Tarjetas Regionales SA	88,154	—	—	—	(88,154)	—
Sudamericana	1,910	—	—	—	(1,910)	—
Others	3,476	—	—	(31)	(1,488)	1,957
Other Income (Loss)	(65,465)	41,343	21,983	2,198	25,150	25,209
Non-controlling interests	—	(27,510)	—	—	(4,609)	(32,119)
Pre-tax Income	30,422	160,258	22,476	2,047	(97,700)	117,503
Income tax provision	—	72,104	7,846	819	(9,303)	71,466
Net Income	30,422	88,154	14,630	1,228	(88,397)	46,037
Net Income as a % of Grupo Financiero Galicia’s Net Income	66.1%	191.5%	31.8%	2.7%	—	—

Averages:
Loans	7,140,643	1,703,145	—	—	—	8,843,788
Deposits	11,857,001	—	—	—	(12,059)	11,844,942
End of Period:
Assets	20,682,613	2,397,126	155,427	12,449	(418,877)	22,828,738
Equity	1,759,396	377,294	64,506	9,406	(556,097)	1,654,505

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
32. Agreement for the purchases of shares.
During June 2009, the Bank entered into an agreement with American International Group Inc. (“AIG”) and AIG Consumer Finance Group Inc., for the purchase of Compañía Financiera Argentina S.A., Cobranzas & Servicios S.A. and AIG Universal Processing Center S.A.’s stocks: Argentine companies devoted to financial and supplementary activities. As a result of the acquisition, the Group is expected to expand their market share in the consumer finance sector.
The original transfer price for all of the shares as agreed upon with the current owners, subject to usual adjustments for this kind of transaction, was Ps.187,6 million.
As of June 7, 2010, the Argentine Central Bank approved the aforementioned transaction. The price adjustment was agreed upon by the parties, and the fair value of the consideration to acquire the shares of these companies is Ps.331.1 million. This purchase will be financed with the Bank’s available cash, within its ordinary course of business.
As of the date of this report, due to the fact that the initial accounting for the above described business combination was incomplete, the Bank did not have all the information available that is required in order to prepare the disclosures required by ASC 805, specifically: a) the acquisition date; b) contingent consideration and indemnification assets; c) acquired receivables; d) condensed balance sheet; e) assets and liabilities arising from contingencies; and f) goodwill.
33. Differences between the Argentine Central Bank’s regulations and Argentine GAAP in the Autonomous City of Buenos Aires.
The main differences between the Argentine Central Bank’s regulations and Argentine GAAP are detailed below:
Boden 2012 Bonds
These securities are recorded at face value and increased on the basis of interest accrued under the relative terms and conditions. Under Argentine GAAP these securities should be marked to market with the resulting gain or loss reflected in the income statement.
Had such bonds recorded under the abovementioned captions been valued at market price, the Group’s equity would have been reduced by approximately Ps.175,818 and Ps.1,097,375 as of December 31, 2009 and 2008, respectively.
Bonar 2015 Bonds
As of December 31, 2009 these bonds have been valued at their acquisition cost increased by the accrual of their internal rate or return (IRR). Under Argentine GAAP these securities should be marked to market with the resulting gain or loss reflected in the income statement. Had such bonds been valued at market price, the Group’s equity would have been increased by approximately Ps.317,596.
Discount Bonds and GDP-Linked Negotiable Securities
The securities received have been recorded at the lowest of the total future nominal cash payments up to maturity specified by the terms and conditions of the new securities, and the carrying value of the securities tendered as of March 17, 2005, net of the financial services received.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
Pursuant to Argentine GAAP, these assets must be valued separately and at their market price, less estimated selling costs. Had these securities been marked to market, the Group’s shareholders’ equity would have been reduced by approximately Ps.284,111 and Ps.470,372 as of December 31, 2009 and 2008, respectively.
Secured loans
In accordance with the regulations established by the Argentine Central Bank, as of December 31, 2009 the Bank valued its holdings of Secured Loans at the highest of present value published by the Argentine Central Bank and its book value (net of the prior month’s contra asset account and financial services received); and as to December 31, 2008, at the lowest of present or technical value. Under the provisions of C.D. Resolution No. 290/01 of the CPCECABA, the restructured assets should have been valued based upon the respective market quotations of the securities exchanged as of November 6, 2001, which as from that date are considered to be the acquisition cost, if corresponding, plus interest accrued at the internal rate of return until the end of each period.
As of December 31, 2009 the estimated realizable value is not significantly different from the book value; while as of December 31, 2008 said value was approximately Ps.259,290 lower than their book value.
Accounting disclosure of effects generated by court decisions on deposits
As of December 31, 2009, the Group carried assets of Ps.259,053 under “Intangible Assets – Organization and Development Expenses”, for the residual value of the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25,561, Decree No. 214/02 and complementary regulations. Under Argentine GAAP, such assets may be recorded as a receivable and its valuation should be based upon the best estimate of the recoverable amounts.
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
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
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
Adoption of the International Financial Reporting Standards by the National Securities Commission
The international financial reporting standards adopted by the National Securities Commission (C.N.V.) are not applicable to the Bank., Galicia Seguros S.A., Galicia Retiro S.A. and Sudamericana Asesores de Seguros S.A. This is due to the fact that the C.N.V. holds the position to accept accounting criteria set forth by other regulatory or control bodies, such as those established by the Argentine Central Bank for the companies included in the Financial Institutions Law and those established by the Argentine Superintendency of Insurance for insurance companies.
Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A., institutions which are both included in the public offering system because of their Negotiable Obligations pursuant to Law No.17811, are under the scope of General Resolution No. 562 issued in December 2009 by the C.N.V. related to the adoption of the international financial reporting standards. The effective date of the resolution’s application will be January 1, 2012. Therefore, the companies started with the instruction of their management divisions to develop both integral conversion projects in order to comply with the mentioned resolution.
The adoption of the international financial reporting standards is not mandatory for the rest of the companies controlled by the Group, either directly or indirectly. However, these companies’ Board of Directors will assess in these companies the impact of the regulation changes, if applicable.
34. Subsequent events.
On January 4, 2010, the Bank paid the last installment corresponding to the Negotiable Obligations due 2010 for US$35,010 (amortization of principal and interests), and the first installment of Negotiable Obligations due 2014 for US$29,878 (amortization of principal and interests).
Furthermore, during January 2010, the Bank repurchased part of its Negotiable Obligations due 2014 for a face value of US$45,771 generating an income for approximately Ps.3,300 and their outstanding face value has been US$161,844.
On June 17, 2010 the Bank informed to the Central Bank of Uruguay and to the Ministry of Economy and Finance of Uruguay its decision to finish Banco Galicia Uruguay’s activities and its consequent dissolution. The decision was taken after having cancelled in advance all of its obligations corresponding to the restructuring agreement.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
35. Summary of Significant Differences between Argentine Central Bank Rules and United States Accounting Principles.
The following is a description of the significant differences between Argentine Banking GAAP and the generally accepted accounting principles in the United States (“U.S. GAAP”).
a. Income tax
Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and, therefore, income taxes for Banco Galicia are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-banking subsidiaries have recognized a deferred tax asset as of December 31, 2009 and 2008.
For the purposes of U.S. GAAP reporting, Grupo Galicia applies ASC 740-10 “Accounting for Income Taxes”. Under this method, income tax is recognized based on the assets and liabilities method whereby deferred tax assets and liabilities are established for temporary differences between the financial reporting and tax basis of the Grupo Galicia’s assets and liabilities. Deferred tax assets are recognized if it is more likely than not that such assets will be realized.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
Deferred tax assets (liabilities) are summarized as follows:

	December 31, 2009
	ASC 740-10		ASC 740-10
	applied to		applied to U.S.
	Argentine GAAP		GAAP
	balances		adjustments		ASC 740-10
Deferred tax assets
Allowance for loan losses – private sector		175,935		(22,285)		153,650
Compensatory Bond, Bonar Bonds, Discount Bonds and other investments		(41,792)		49,764		7,972
Amortization of Intangible assets		93,938		—		93,938
Compensation related to the payment of deposits		—		90,669		90,669
Impairment of fixed assets and foreclosed assets		—		20,087		20,087
Provision for contingencies		71,225		—		71,225
Debt restructuring		—		48,045		48,045
Others		84,921		60,797		145,718
Loss carry forward		93,821		—		93,821

Total gross deferred tax assets	Ps.	478,048	Ps.	247,077	Ps.	725,125

Deferred tax liabilities:
Allowance for loan losses – public sector		(25,743)		—		(25,743)
Others		(122,672)		—		(122,672)

Total gross deferred tax liabilities	Ps.	(148,415)	Ps.	—	Ps.	(148,415)

Net deferred income tax asset before valuation allowance	Ps.	329,633	Ps.	247,077	Ps.	576,710

Valuation allowance		—		—		—

Net deferred income tax assets	Ps.	329,633	Ps.	247,077	Ps.	576,710

	December 31, 2008
	ASC 740-10		ASC 740-10
	applied to		applied to U.S.
	Argentine GAAP		GAAP
	balances		adjustments		ASC 740-10
Deferred tax assets
Allowance for loan losses – private sector		138,917		16,973		155,890
Allowance for loan losses – public sector		12,101		—		12,101
Amortization of Intangible assets		70,654		—		70,654
Compensation related to the payment of deposits		—		110,906		110,906
Impairment of fixed assets and foreclosed assets		—		20,575		20,575
Provision for contingencies		87,065		—		87,065
Debt restructuring		—		59,984		59,984
Others		54,768		46,175		100,943
Loss carry forward		799,138		—		799,138

Total gross deferred tax assets	Ps.	1,162,643	Ps.	254,613	Ps.	1,417,256

Deferred tax liabilities:
Compensatory and Hedge bond, Provincial public debt and Discount Bond	Ps.	(563,288)	Ps.	548,711	Ps.	(14,577)
Others		(128,307)		—		(128,307)

Total gross deferred tax liabilities	Ps.	(691,595)	Ps.	548,711	Ps.	(142,884)

Net deferred income tax asset before valuation allowance	Ps.	471,048	Ps.	803,324	Ps.	1,274,372

Valuation allowance		(799,138)		—		(799,138)

Net deferred income tax (liabilities) / assets	Ps.	(328,090)	Ps.	803,324	Ps.	475,234

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax, calculated on the basis of U.S. GAAP for the fiscal years ended December 31, 2009, 2008 and 2007:

	December 31,
	2009		2008		2007
Statutory income tax rate		35%		35%		35%
Tax provision computed by applying the statutory rate to the income before taxation calculated in accordance with U.S. GAAP	Ps.	288,659	Ps.	(427,665)	Ps.	239,896
Tax exempt income		564,995		92,791		(162,249)
Valuation allowance		(799,138)		283,952		14,875

Actual tax provision under U.S. GAAP	Ps.	54,516	Ps.	(50,922)	Ps.	92,522

The Group had significant accumulated tax loss carryfoward at December 31, 2008 and 2007. Based on the analysis performed management believes that the Group would recover only temporary differences with future taxable income. Therefore, the net operating tax loss carryfoward and presumed minimum income tax was more likely than not to be recovered in the carryfoward period and hence a valuation allowance was provided against this amount as of December 31, 2008 and 2007.
As of December 31, 2009 based on the analysis performed, the Group believes that is more likely that not that it will recover only the net operating tax loss carryforward and the temporary differences, with future taxable income. Among other factors, the Group considered that of the date of the issuance of these financial statements, the taxable income mainly due to the increase in the price of national government bonds has been consumed a signficant portion of the tax loss carryforward. In addition, there were no differences between the tax and U.S. GAAP accounting treatment related to available for sale securities. Therefore, presumed minimum income tax is not more likely than not to the recovered in the carryforward period and hence a valuation allowance was provided against this amount.
“Accounting for Uncertainty in Income Taxes”, ASC 740-10 was issued in July 2006 and interprets FASB Statement of Financial Accounting Standards ASC 740-10. ASC 740-10 became effective for the Group on January 1, 2007 and prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. ASC 740-10 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.
The Group classifies income tax-related interest and penalties as income taxes in the financial statements. The adoption of this pronouncement had no effect on the Group’s overall financial position or results of operations.
The following table shows the tax years open for examination as of December 31, 2009, by major tax jurisdictions in which the Group operates:

Jurisdiction	Tax year
Argentina	2005 – 2009
Uruguay	2005 – 2009
b. Commissions on loans
Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs. In accordance with U.S. GAAP under ASC 310, loan origination fees net of certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield or by straight-line method, as appropriate.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
c. Intangible assets
Goodwill
Goodwill recorded on the purchase of regional credit-card companies, the acquisition of assets and liabilities of the retail division of ABN AMRO Bank and other subsidiaries, are being amortized over 10 years for Argentine Banking GAAP purposes.
According to ASC 350-20, since June 30, 2001, goodwill is no longer amortized. Subsequent to goodwill impairment recorded under U.S. GAAP in 2001, the Group has recorded impairments of different goodwill amounts under Argentine Banking GAAP that have been reversed for U.S. GAAP purposes.
Furthermore, goodwill is reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and adjusted in case that an impairment is detected. The goodwill test performed by the Group consists of 2 steps which includes :a) compare a reporting unit’s fair value (FV) with its carrying value (CV). If the CV is greater than the FV then the second step must be completed to measure the impairment; b) compare the FV of the reporting unit with the FV of the reporting unit’s individual assets/liabilities resulting in the implied fair value of goodwill. As of December 31, 2009, no impairment was recorded. As of December 31, 2008 the Group performed the impairment test of the goodwill related to the acquisition of certain loan portfolio of the ABN-AMRO Bank and an impairment loss was recognized for an amount of Ps.26,163.
Goodwill amortization, under Argentine Banking GAAP has been reversed for U.S. GAAP purposes.
Software costs
Under U.S. GAAP, ASC 850-40 defines three stages for the costs of computer software developed or obtained for internal use: the preliminary project stage, the application development stage and the post-implementation operation stage. Only the second stage costs should be capitalized. Under Argentine Banking GAAP, the Bank is to capitalize costs relating to all three of the stages of software development.
d. Loan loss reserves
The Bank’s accounting for its loan loss reserve under Argentine Banking GAAP differs in some respects with US GAAP. The most significant differences follow:
(i) Loan charge offs and recoveries
Under Argentine Banking GAAP, records recoveries on previously charged-off loans directly to income and records the amount of charged-off loans in excess of amounts specifically allocated as a direct charge to the income statement. The Bank does not partially charge off troubled loans until final disposition of the loan, rather, the allowance is maintained on a loan-by-loan basis for its estimated settlement value. Under US GAAP, all charge off and recovery activity is recorded through the allowance for loan loss account. Further, loans are generally charged to the allowance account when all or part of the loan is considered uncollectible. In connection with loans in judicial proceedings, resolution through the judicial system may span several years. Loans in judicial proceedings, greater than three years as of December 31, 2009, 2008 and 2007, amounted to Ps.1,726, Ps.20,800 and Ps.4,600, respectively. Under U.S. GAAP purposes these loans were completely provisioned. The Bank also classified loans, many of which are in judicial proceedings, which amounted approximately Ps.109,000, Ps.62,000 and Ps.48,100 as of December 31, 2009, 2008 and 2007, respectively, as uncollectible, although the Bank may hold preferred guarantees. Under U.S. GAAP, these loans would have been charged off. Therefore, the balance of loans and allowance for loan losses would be decreased by these amounts. The Bank’s practice does not affect the accompanying Statements of Income or Shareholders’ equity as the Bank’s reserve contemplates all losses inherent in those troubled loans.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
(ii) Loans – Non-financial national public sector
During the fiscal year ended December 31, 2001, and as a consequence of Decree No. 1387/01, effective as of November 6, 2001, the Bank swapped part of its Argentine public-sector debt instruments, under the Promissory Note/Bond program, for secured loans.
During January 2009 the National Government offered a public debt swap, including secured loans set forth in Decree No. 1387/01 and other debt securities. Regarding such measure, the Bank took part in an exchange of National Secured Loans “DUE:2009-7%, Bond Promissory Note G+580 Mega (fixed rate)”, for other public sector assets pursuant to their market prices.
Under Argentine Banking GAAP, the Secured Loans have been valued on the basis of the highest value that arises from the difference between the present value, informed by the Argentine Central Bank, and their net book value. The latter value is the book value recorded as of January 31, 2009, increased monthly by the IRR and adjusted by the CER, net of charged financial services received. In the case these Secured Loans’ present value is lower than their book value, the monthly accrual is charged to an asset regularizing account. Such account shall be reversed by charging its balance to Income as long as such balance is higher than the positive difference existing between the present value and the net book value, as recorded in the previous fiscal year.
In accordance with U.S. GAAP, specifically ASC 310-20, satisfaction of one monetary asset (in this case a loan or debt security) by the receipt of another monetary asset (in the case a secured loan) for the creditor is generally based on the market value of the asset received in satisfaction of the debt (an extinguishment). In this particular case, the secured loan being received is substantially different in structure and in interest rates than the debt securities swapped. Therefore, the fair value of the loans was determined on the balance sheet date based on the contractual cash flows of the loan received discounted at an estimated market rate. The estimated fair value of the loan received will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss. The difference between the cost basis and amounts expected to be collected is being amortized on an effective yield basis over the life on the loan.
As of December 31, 2009 and 2008 National secured loans amounted to thousand of US dollars 3,273 and 427, 957 (face value).
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

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
During 2007, the Group sold the remaining Bogar Bonds for a face value of Ps.270,241. Therefore, the 2008 and 2009, U.S. GAAP shareholders’ equity does not include a reconciling item. The 2007 U.S. GAAP net income reconciliation includes the reversal of the 2006 U.S. GAAP shareholders’ equity adjustment, plus Ps.168,908 of gains previously recorded through other comprehensive income that are being realized and reversed through the income statement, upon the sale of the bonds.
(iv) Loans to the non-financial private sector and residents abroad
For the purposes of reporting under U.S. GAAP, the Bank adopted “Accounting for Creditors for Impairment of a Loan”, ASC 310-10. ASC 310-10, requires that the allowance of an impaired loan be based on the present value of expected future cash flows discounted at the loan’s effective interest rate fair value of the loan or the fair value of the collateral, if the loan is collateral dependent. Under ASC 310-10, a loan is considered impaired when, based on current information, it is probable that the borrower will be unable to pay contractual interest or principal payments as scheduled in the loan agreement. ASC 310-10 applies to all loans except smaller-balance homogeneous consumer loans, loans carried at the lower of cost or fair value, debt securities, and leases.
The Bank applies ASC 310-10 to all commercial loans classified as “ With problems”, “Insolvency Risks” and “Uncollectible” or commercial loans more than 90 days past due. The Bank specifically calculates the present value of estimated cash flows for commercial loans in excess of Ps.750 and more than 90 days past due. For commercial and other loans in legal proceedings, loans in excess of Ps.750 are specifically reviewed either on a cash-flow or collateral-value basis, both considering the estimated time to settle the proceedings.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
The following information relates to the Bank’s impaired loans:

	December 31,
	2009		2008		2007
Total impaired loans	Ps.	286,255	Ps.	286,489	Ps.	399,528

Average impaired loans during the year		185,270		179,969		398,419

Total impaired loans with no allowance under U.S. GAAP		39,051		10,603		7,132

Cash payments received for interest on impaired loans, Recognized as income		1,667		831		473

Allowance for impaired loans under ASC 310-10		101,682		134,527		246,293
In addition, in order to calculate the allowance required for smaller-balance impaired loans and unimpaired loans for U.S. GAAP purposes, historical loss ratios were determined by analyzing historical losses. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Such historical ratios were updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses. The U.S. GAAP shareholders’ equity adjustment for smaller balance impaired loans and unimpaired loans as of December 31, 2009 2008 and 2007 amounted to Ps.(22,509), Ps.28,769 and Ps.(12,457), respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
As of December 31, 2009 and 2008, the total shareholders’ equity adjustment for loan impairment-private sector was as follows:

	Valuation Allowances
	Argentine
	Banking GAAP		US GAAP		Adjustment
December 31, 2008	Ps.	544,174	Ps.	592,669	Ps.	(48,495)

Variances		271,789		159,623		—

December 31, 2009		815,963		752,292		63,671
e. Government securities and other investments
(i) Compensatory and Hedge bonds received and Hedge Bonds in connection with the compensation for foreign currency position and compensatory bonds received and to be received in connection with the compensation for “asymmetric pesification”.
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
Under U.S. GAAP, the activity of the compensation bonds has been reflected in the income statement considering that the compensation bonds were adjusted to its market value. The activity includes (1) the effect of the exchange rate between the Argentine pesos and the U.S. dollars for the compensation bonds to be received, (2) the cancellation of certain amounts related to the disputes with the Central Bank and (3) the payments made in satisfaction to the deposits held in Uruguay, and foreign debt restructuring.
Under Argentine Banking GAAP, such securities are valued at cost plus accrued interest
As of December 31, 2009, 2008 and 2007, the Compensatory and Hedge Bond were considered available for sale securities for U.S. GAAP purposes and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.
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
The fair value of these securities was determined on the balance sheet date, based on their quoted market price, and constitute the new cost basis for this investment.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)

	2009					2008
		Book					Book
		Value					Value
	Amortized	Argentine			Shareholders’	Amortized	Argentine		Unrealized	Shareholders’
	Cost US	Banking	Market	Unrealized	equity	Cost US	Banking	Market	(Loss)/	equity
	GAAP	GAAP	Value	(Loss)/Gain	Adjustment	GAAP	GAAP	Value	Gain	Adjustment
(In thousands of Ps.)

BODEN 2012 Bonds	900,971	1,906,907	1,731,089	830,119	(175,818)	1,964,504	2,350,815	1,253,440	—	(1,097,375)
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
As of December 31, 2009, 2008 and 2007, the Discount Bonds were considered available for sale securities for U.S. GAAP purposes and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.
As of December 31, 2008, the amortized cost exceeded the fair value of these securities by Ps.135,749. For U.S. GAAP purposes, the Group has recorded an other-than-temporary impairment of these securities for such amount, based on a variety of factors, including the length of time and extent to which the market value has been less than cost, and the Group’s intent and ability to hold these securities to recovery.
The fair value of these securities was determined on the balance sheet date, based on their quoted market price, and constitute the new cost basis for this investment.
The GDP-linked Negotiable Securities are considered a freestanding derivative financial instrument under ASC 815 and carried at fair value with unrealized gains or losses recognized in the income statement.

	2009					2008
		Book					Book
		Value					Value
	Amortized	Argentine			Shareholders’	Amortized	Argentine			Shareholders’
	Cost US	Banking	Market	Unrealized	equity	Cost US	Banking	Market	Unrealized	equity
	GAAP	GAAP	Value	(Loss)/Gain	Adjustment	GAAP	GAAP	Value	(Loss)/Gain	Adjustment
(In thousands of Ps.)
Discount Bonds	169,915	621,983	337,872	132,209	(284,111)	297,280	666,874	196,502	—	(470,372)

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
(iii) Bonar 2015 Bonds
The Bank exchanged National Government Bonds in Pesos at 2% due 2014 (Boden 2014 Bonds) with a face value of Ps. 683,647 (recorded in the Bank ´s Shareholders equity in February 2009 within the scope of an exchange transaction of National Secured Loans at market price) for Bonar 2015 Bonds with a face value of Ps.912,669.
Under Argentine Banking GAAP, the bonds related to public debt instruments subscribed, were stated in the Shareholders ´ Equity at the value these exchanged securities had been recorded.
In accordance with U.S. GAAP, specifically ASC 310-20, satisfaction of one monetary asset by the receipt of another monetary asset for the creditor is generally based on the market value of the asset received in satisfaction of the debt (an extinguishment). In this particular case, the securities being received are substantially different in structure and in interest rates than the debt securities swapped. Therefore, such amounts should initially be recognized at their fair value. The estimated fair value of the securities received will constitute the cost basis of the asset. Any difference between the old asset and the fair value of the new asset is recognized as a gain or loss.
As of December 31, 2009, the bonds have been recorded at their acquisition cost increased according to the accrual of their internal rate of return (IRR) under Argentine Banking GAAP.
Under U.S. GAAP, the BONAR 2015 bonds were considered as available for sale securities and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.

2009
Book
Value
	Amortized	Argentine
	Cost US	Banking	Market	Unrealized	Shareholders’ equity
	GAAP	GAAP	Value	(Loss)/Gain	Adjustment
(In thousands of Ps.)

BONAR 2015 Bonds	591,548	358,984	676,580	85,032	317,596
(iv) Other investments
Under Argentine Banking GAAP, the certificate of participation of Nues Trust and Almafuerte Special Fund is accounted at the equity method.
Under U.S. GAAP, this security is classified as available for sale and as of December 31, 2008 and 2007, this certificate of participation was recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.
Furthermore, the Group has recorded an other-than-temporary impairment for an amount of Ps.110,716 for the years ended December 31, 2008, related to the certificate of participation in the mentioned funds, based on a variety of factors, mostly including the length of time and extent to which the market value has been less than cost and the weakening of the global and local markets condition in which the Group operates, with no immediate prospect of recovery.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
As of December 31, 2009 this certificate of participation was recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.
The Group has determined that unrealized losses / gains on these investments are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments.
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
Grupo Galicia’s assets and liabilities would be increased by approximately Ps.3,099,320, Ps.2,131,485 and Ps.2,298,509 applying U.S. GAAP at December 31, 2009, 2008 and 2007, respectively.
g. Compensation related to the payment of deposits
Financial institutions have requested the Government for compensation for the losses generated from the payment of deposits pursuant to judicial orders at the free market exchange rate, which was greater than that established by the government for conversion into pesos of the financial institutions’ assets and liabilities.
Through Communiqué “A” 3916, the Argentine Central Bank allowed the recording of an intangible asset for the difference between the amount paid by financial institutions pursuant to judicial orders and the amount resulting from the conversion into pesos of the dollar balance of the deposits reimbursed at the Ps.1.40 per U.S. dollar exchange rate (adjusted by CER and interest accrued until the date of the reimbursement). The corresponding amount must be amortized over 60 months beginning April 2003. As of December 31, 2009 and 2008, the amount recorded under “Intangible Assets”, net of accumulated amortization, was Ps.259,053 and Ps.316,874, respectively.
As of the date of preparation of these financial statements, the Supreme Court neither the National Government has not taken any measures to compensate for these issues.
Under U.S. GAAP, the right to obtain this compensation is not considered an asset. Therefore, the U.S. GAAP adjustment reflects the reversal of the amount capitalized under Argentine Central Bank rules.
h. Transfers of financial assets
Financial trust “Galtrust I”
The financial trust “Galtrust I” was created in October 2000 in connection with the securitization of provincial loans for a total amount of Ps.1,102 million. The securitized loans were from the portfolio of loans granted to provincial governments, guaranteed by the federal tax revenues shared with the provincial governments. This trust was recorded under Argentine Central Bank rules in the “Other Receivables from Financial Brokerage”, account in the financial statements and its balance as of December 31, 2009 and 2008, was Ps.584 million and Ps.634 million, respectively. The Bank considers this transaction as a sale under U.S. GAAP, in accordance with ASC 860. Galtrust I certificate retained by the Bank is considered as “available for sale securities” under U.S. GAAP and the unrealized gains (losses) on this security is reported as an adjustment to shareholders’ equity through Other Comprehensive Income, unless unrealized losses are deemed to be other than temporary in accordance with ASC 325-40. The unrealized loss on the retained interest at December 31, 2001 has been deemed to be other than temporary and such loss has been charged to income. The retained interest was initially recorded at an amount equal to a portion of the previous aggregate carrying amount of asset sold and retained. The portion is determinate based on the relative fair value of the asset sold and asset retained as of the date of the transfer based on their allocated book value using the relative fair value allocation method.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
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
The credit risk reflected by the certificate of participation was taken into account in the discount rate applied. The discount rates used as of December 31, 2009, 2008 and 2007 were as follows:

	December 31,	December 31,	December 31,
Discount real rate for:	2009	2008	2007

Galtrust I Participation Certificates	23%	40%	9%
As of December 31, 2009, 2008 and 2007, the rate was based upon the Bank’s estimate of comparable internal rates of return of other CER-adjusted bonds.
The U.S. GAAP shareholder’s equity adjustment related to the Galtrust I securitization amounted to Ps.(372,464) and Ps.(566,115) as of December 31, 2009 and 2008, respectively. The decrease in the adjustment as of December 31, 2009 compared to the previous year, is related to the increase in the fair value of the securities during 2009, mainly due to decrease in the discount real rate.
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
As of December 31, 2009, the Group has determined that unrealized losses on these investments are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
Financial Trust Galicia
Under this trust, National Government Promissory Notes in pesos at 2% due 2014. For Ps.108,000 were transferred and a Certificate of Participation and Debt Securities were received in exchange.
This transfer was not considered a sale for U.S. GAAP purposes. Therefore, the Bank reconsolidated the Promissory Notes transferred to the financial trust. For Argentine Banking GAAP purposes, the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trust.
BG Financial Trust
During 2005, the Group entered into a securitization transaction of commercial and consumer non-performing loans. This transaction was not considered a true sale under U.S. GAAP and therefore it was recorded as a secured borrowing. The Bank reconsolidated the loans for Ps.200,368, re-established its loan loss reserves under ASC 450-10 and ASC 310-10 for Ps.109,078, and recognized a liability for the proceeds received in the transaction for Ps.91,290. For Argentine Banking GAAP, no assets are recognized as of December 31, 2009 and 2008 as all the debt securities and certificates of participations were subscribed by third parties.
Financial Trust “Tarjetas del Mar Serie IV”
During 2008, the Group entered into a securitization transaction of credit cards loans. Under this trust, loans for Ps.26,800 were transferred. Under Argentine Banking GAAP, this transaction was accounted for as sale. However, for U.S. GAAP purposes this transaction of financial assets is considered as a secured borrowing. Therefore, the Bank reconsolidated the loans transferred to the financial trust and reestablished its loan loss reserves under ASC 450-10. For Argentine Banking GAAP purposes, the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trust. The total assets and liabilities consolidated in the Group’s financial statements as of December 31, 2008 amounted to Ps.28,254 and Ps.23,110, respectively. As of December 31, 2009 this financial trust has been liquidated.
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
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
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
Based on the mentioned evaluation as of December 31, 2009 and 2008 the Group consolidated certain VIEs in which the Group had a controlling financial interest and for which it is the primary beneficiary. Therefore, the Bank reconsolidated the loans and re-established its loan loss reserves under ASC 450. Under Argentine Banking GAAP, these transactions were accounted for as sales and the debt securities and certificates retained by the Bank are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trust.
On December 31, 2008 the Group adopted FSP ASC 860-10 and ASC 810-10 which require additional disclosures about its involvement with consolidated VIE’s and expanded the population of VIEs to be disclosed. The table below presents the assets and liabilities of the financial trusts which have been consolidated for US GAAP purposes:

	December 31,		December 31,
	2009		2008
Cash and due from banks	Ps.	15,220	Ps.	33,372
Loans (net of allowances)		463,742		939,955
Other assets		8,833		21,157

Total Assets	Ps.	487,795	Ps.	994,484

Debt Securities	Ps.	279,583	Ps.	721,993
Certificates of Participation		193,321		247,651
Other liabilities		14,891		24,840

Total Liabilities	Ps.	487,795	Ps.	994,484

The Group’s maximum loss exposure, which amounted to Ps.294,474, is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates potential losses associated with assets recorded on the Group’s Balance Sheet.
Other transfers of financial assets accounted for as sales under U.S. GAAP
The Bank has entered into different securitizations as described in Note 30 to these financial statements that were accounted for as sales under Argentine Banking GAAP. The transfers of financial assets related to the creation of certain trusts were considered sales for U.S. GAAP purposes under ASC 860 and for that reason debt securities and certificates retained by the Bank are considered to be “available for sale securities” under U.S. GAAP.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
The retained interests were initially recorded at an amount equal to a portion of the previous aggregate carrying amount of assets sold and retained. The portion is determinate based on the relative fair values of the assets sold and assets retained as of the date of the transfer based on their allocated book value using the relative fair value allocation method.
Subsequently, the unrealized gains (losses) on these securities are reported as an adjustment to shareholder’s equity, unless unrealized losses are deemed to be other than temporary in accordance with ASC 325-40.
The fair value of these retained interests in the trusts is determined based upon an estimate of cash flows to be collected by the Group as holder of the retained interests, discounted at an estimated market rate and will constitute the new cost basis of these securities.
The U.S. GAAP shareholder’s equity adjustment for all the transfers of financial assets described above amounted to Ps.(5,380) and Ps.(19,567) as of December 31, 2009 and 2008, respectively.
Additionally, servicing assets and/or liabilities have been analyzed by the Group concluding that the benefits of servicing are not expected to be adequate compensation. As of December 31, 2009 and 2008, servicing liabilites of Ps.138 and Ps.1,375 has been recording for US GAAP purposes, respectively.
On December 31, 2008 the Group adopted ASC 860-10 and ASC 810-10 which require additional disclosures about its transfers of financial assets:
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
The Group’s assets and liabilities would be increased by approximately Ps.58,904, Ps.69,500 and Ps.56,251, had U.S. GAAP been applied as of December 31, 2009, 2008 and 2007, respectively.
j. Impairment of real estate properties and foreclosed assets
Under Argentine Banking GAAP, real estate properties and foreclosed assets are carried at cost adjusted by depreciation over the life of the assets. In accordance with ASC 360-10 “Impairment of Long-lived Assets”, such assets are additionally subject to: recognition of an impairment loss if the carrying amounts of those assets are not recoverable from their undiscounted cash flows and an impairment loss measured as the difference between the carrying amount and fair value of the assets.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
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
In 2009, 2008 and 2007, no additional impairment was recorded in real estate properties and foreclosed assets. The Argentine Banking GAAP amortizations for 2009, 2008 and 2007 of the assets impaired in 2002 have been reversed for U.S. GAAP purposes.
k. Equity investments in other companies
Under Argentine Banking GAAP, the equity investments in companies where significant influence exists are accounted for under the equity method. The remaining investments have been accounted for under the cost method, taking their equity method value as a limit in book value.
In addition, for U.S. GAAP purposes, under ASC 320, the Group should determine if any factors are present that might indicate the fair value of the investment has been negatively impacted during the fiscal year. If it is determined that the fair value of an investment is less than the related company’s value, an impairment of the investment must be recognized.
As of December 31, 2009, 2008 and 2007, the group concluded that the carrying amount of certain investments would not be recoverable and therefore an impairment loss was recorded for U.S. GAAP purposes.
l. Financial Instruments
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
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
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
Under Argentine Banking GAAP, these options were recorded off-balance. For U.S. GAAP, these options are treated as derivatives, and therefore, the Bank recorded the fair value of such options in accordance with the requirements of ASC 815, with changes in fair value recorded though earnings. The fair value as of December 31, 2009 and 2008, of these options amounted to Ps.3,997 (liability) and Ps.43,220 (liability), respectively.
Other Financial Guarantees
During 2009 and 2008, the Company entered into different agreements to guarantee lines of credit of selected customers amounting to Ps.285,730 and Ps.83,974, respectively. As of December 31, 2009 and 2008, guarantees granted by the Bank amounted to Ps.112,899 and Ps.72,008, respectively.
As of December 31, 2009 and 2008, the Group maintained the following guarantees:

	2009
			Estimated		U.S. GAAP
	Maximum		Proceeds		Carrying
	Potential		From collateral		Amount -
	Payments (*)		Recourse		Liability
Financial guarantees		112,899		3,719		152

	Ps.	112,899	Ps.	3,719	Ps.	152

	2008
			Estimated		U.S. GAAP
	Maximum		Proceeds		Carrying
	Potential		From collateral		Amount -
	Payments (*)		Recourse		Liability
Financial guarantees		72,008		5,362		292

	Ps.	72,008	Ps.	5,362	Ps.	292

(*)
The maximum potential payments represent a “worse-case scenario’’, and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.

Under U.S. GAAP, effective January 1, 2003, the Bank adopted “Guarantor’s Accounting and Disclosures Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others”, ASC 460 Guarantees. As of December 31, 2009 and 2008, the Bank recognized a liability for the fair value of the obligations assumed at its reception. Such liabilities are being amortized over the expected term of the guarantee. As of December 31, 2009 and 2008, the fair value of the guarantees amounted to Ps.3,870 and Ps.5,655, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
m. Non-controlling interest
For U.S. GAAP purposes the shareholders’ equity as of December 31, 2008, was negative. Therefore, the effect of the U.S. GAAP adjustments related to the Non-controlling interest at that date, is recognized up to the amount reflected in Non-controlling interest for Argentine Banking GAAP as of December 31, 2008.
As of December 31, 2009, the Non-controlling interest represents the effect of the U.S. GAAP adjustments in the Group’s consolidated subsidiaries.
n. Foreign Debt Restructuring
On May 18, 2004, the Group completed the restructuring of its foreign debt. As a result of this restructuring, the Group recorded a Ps.142.5 million gain under Argentine Banking GAAP.
For U.S. GAAP purposes, the restructuring is accounted for in each of two steps. The first step of the restructuring required the holders of the Group’s debt to exchange its old debt for new debt in two tranches. Pursuant to “Determining Whether a Debtor’s Modification or Exchange of Debt Instruments is within the scope of ASC 470 (ASC 820), the Group did not receive any concession from the holders of the debt and therefore, the first step restructuring was not considered a trouble debt restructuring. Pursuant to “Debtors Accounting for a Modification or Exchange of Debt Instruments”ASC 470-50, the first step of the restructuring was accounted for as a modification of the old debt and therefore the Group did not recognize any gain or loss. The second step of the restructuring offers the holders of the Group’s debt issued in the first step explained above to exchange it for new securities including cash, Boden 2012 Bonds and equity shares of the Group. Pursuant to U.S. GAAP this second step, the restructuring was accounted for in accordance with “Accounting by Debtors and Creditors for Trouble Debt Restructurings” ASC 310-40, as a partial settlement of the debt through the transfer of certain assets and equity at its fair value. After deducting the considerations used to repay the debt, ASC 310-40 requires the comparison of the future cash outflows of the restructured debt and the carrying of the debt at the restructuring date.
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

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
The Group repurchased part of the debt maturing in 2010 and 2014. In addition, Negotiable Obligations were repaid in advance. For U.S. GAAP purposes, these transactions were considered as an extinguishment of debt. Therefore, the U.S. GAAP adjustment recorded in previous years related to the debt extinguished was reversed in 2007, 2008 and 2009 respectively, generating a gain of approximately Ps.50,355, Ps.8,680 and Ps.20,461 included in 2007, 2008 and 2009 U.S. GAAP net income reconciliation.
o. Repurchase Agreements and Reverse Repurchase Agreements (“Repos and Reverse Repos”)
During 2009, 2008 and 2007, the Bank entered into Repo and Reverse Repo agreements of financial instruments: Boden 2012 Bonds, Securities issued by Argentine Central Bank and Discount Bonds. (See note 35.e)
Under Argentine Banking GAAP, initial measurement of such agreements implies sale or purchase accounting together with the recognition of an asset and liability due to the investing or financing transaction entered into.
For US GAAP purposes these transactions have not qualified as true sales and therefore these transactions were classified as available for sale securities and recorded at fair value. The corresponding adjustment under US GAAP is included under the caption “Compensatory Bond received” and “Discount Bonds”.
p. Fair Value Measurements Disclosures
Effective January 1, 2008, ASC 820 -10 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair-value measurements. ASC 820 -10, among other things, requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
In addition, ASC 825 -10 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments not previously recorded at fair value. Under ASC 825 -10, fair value is used for both the initial and subsequent measurement of the designated assets, liabilities and commitments, with the changes on fair value recognized in net income. As a result of ASC 825 -10 analysis, the Group has not elected to apply fair value accounting for any of its financial instruments not previously carried at fair value.
Fair Value Hierarchy
ASC 820 -10, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date,
ASC 820 -10 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
•	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
•
Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 2 – inputs include the following:
a)	Quoted prices for similar assets or liabilities in active markets;

b)	Quoted prices for identical or similar assets or liabilities in non-active markets;

c)	Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

d)	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means
•	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.
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
Assets
a)Government securities and other investments
Listed investment securities: where quoted prices are available in an active market, securities are classified within level 1 of the valuation hierarchy. Level 1 securities includes national and government bonds, instruments issued by BCRA and corporate securities.
b) Securities receivable under repurchase agreements
Securities receivables under repurchase agreements are classified within level 1 of the valuation hierarchy using quoted prices available in the active market for Boden 2012 Bonds and Securities issued by Argentine Central Bank where the securities are traded.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
c) Transfers of financial assets
The Group’s retained interests in certificates of participation of financial trusts. These are classified within level 3 of the valuation hierarchy. As quoted market prices are not available, then fair values are estimated by using a discount cash flow model which includes assumptions based upon projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions and contractual interest paid to third-party investors.
d) Derivatives Financial Instruments
Forward transactions have been conducted directly with customers and are recorded as the difference between the agreed foreign currency exchange rate and such exchange rate at the end of the year according with the future prices published by Rofex. Therefore, they are classified in Level 2 of the fair-value hierarchy.
Liabilities
e) Securities to be delivered under spot and forward sales to be settled
Securities to be delivered under spot and forward sales to be settled are classified within level 1 of the valuation hierarchy using quoted prices available in the active market for Boden 2012 Bonds where the securities are traded.
f) Derivatives Financial Instruments
Forward transactions have been conducted directly with customers and are recorded as the difference between the agreed foreign currency exchange rate and such exchange rate at the end of the year according with the future prices published by Rofex. Therefore, they are classified in Level 2 of the fair-value hierarchy.
Items measured at fair value on a recurring basis
The following table presents the financial instruments carried at fair value as of December 31, 2009 and 2008, for US GAAP purposes by ASC 820 -10 valuation hierarchy (as described above).

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)

						Internal		Internal
						models with		models with
			Quoted			significant		significant
			market prices			observable		unobservable
	Total		in active			market		market
	carrying		markets			parameters		parameters
Balances as of December 31, 2009	value		(Level 1)			(Level 2)		(Level 3)
ASSETS
a.1) Trading Securities
National Government Securities	Ps.	266,836	Ps.	266,836	Ps.	—	Ps.	—

a.2) Whitout Quotation — National Government Securities
Compensatory and Hedge Bond Received		938,340		938,340		—		—
Discount Bonds & GDP Linked Negotiable Sec.		337,872		337,872		—		—
Bonar 2015 Bonds		676,580		676,580		—		—

a.3) Securities issued by Argentine Central Bank
Securities issued by the Argentine Central Bank		1,658,473		1,658,473		—		—

a.4) Other Investments (*)		410,702		—		—		410,702

a.5) Corporates Securities
Shares		53		53		—		—
Marketable Negotioble Obligations		5,613		5,613		—		—
Negotiable Mutual Funds		7,505		7,505		—		—

b) Securities receivable under repurchase agreements

b.1) Whitout Quotation — National Government Securities
Compensatory and Hedge Bond Received		805,724		805,724		—		—

b.2) Securities issued by Argentine Central Bank
Securities issued by Argentine Central Bank		226,682		226,682		—		—

c) Transfers of financial assets
Debt Securities and Certificates of Participation		50,939		—		—		50,939
Certificate of Participation Galtrust I		211,647		—		—		211,647

d) Derivatives financial instruments		1,040		—		1,040		—
TOTAL ASSETS AT FAIR VALUE		5,598,006		4,923,678		1,040		673,288

LIABILITIES
e) Securities to be delivered under spot and forward sales to be settled		(12,975)		(12,975)		—		—

f) Derivatives finacial instruments		(12,057)		—		(12,057)		—
TOTAL LIABILITIES AT FAIR VALUE		(25,032)		(12,975)		(12,057)		—

(*)	This amount is related to the fair value of the Certificate of Participation of Nues Trust and Almafuerte Special Fund.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)

						Internal		Internal
						models with		models with
			Quoted			significant		significant
			market prices			observable		unobservable
	Total		in active			market		market
	carrying		markets			parameters		parameters
Balances as of December 31, 2008	value		(Level 1)			(Level 2)		(Level 3)
ASSETS
a.1) Trading Securities
National Government Securities	Ps.	363,146	Ps.	363,146	Ps.	—	Ps.	—

a.2) Whitout Quotation — National Government Securities
Compensatory and Hedge Bond Received		280,410		280,410		—		—
Discount Bonds & GDP Linked Negotiable Sec.		51,871		51,871		—		—

a.3) Securities issued by Argentine Central Bank
Securities issued by the Argentine Central Bank		550,204		550,204		—		—

a.4) Other Investments(*)		301,486		—		—		301,486

a.5) Corporate Securities						—		—
Shares		56		56		—		—

b) Securities receivable under repurchase agreements

b.1) Whitout Quotation — National Government Securities
Compensatory and Hedge Bond Received		973,030		973,030		—		—
Discount Bonds		144,631		144,631		—		—

c) Transfers of financial assets
Debt Securities and Certificates of Participation		58,177		—		—		58,177
Certificate of Participation Galtrust I		67,881		—		—		67,881

d) Derivatives financial instruments		15,892		—		15,892		—
TOTAL ASSETS AT FAIR VALUE		2,806,784		2,363,348		15,892		427,544

LIABILITIES
e) Derivatives financial instruments		(67,073)		(297)		(66,776)		—
TOTAL LIABILITIES AT FAIR VALUE		(67,073)		(297)		(66,776)		—

(*)	This amount is related to the fair value of the Certificate of Participation of Nues Trust and Almafuerte Special Fund.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
Changes in level 3 fair value measurements
The table below includes a roll forward of the balance sheet amounts as of December 31, 2009 and 2008 (including the change in fair value) for financial instruments classified by the Bank within level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement.

Total Fair Value
Balances as of December 31,	Measurements
Available for sale securities	Ps.
Fair value, December 31, 2007	737,649
Total gains or losses (realized/unrealized)	(247,634)
Included in earnings	(259,762)
Included in other comprehensive income	12,128
Purchases, issuances and settlements	(62,471)
Transfers in to/ out of level 3	—

Fair value, December 31, 2008	427,544
Total gains or losses (realized/unrealized)	266,700
Included in earnings	18,737
Included in other comprehensive income	247,963
Purchases, issuances and settlements	(20,956)
Transfers in to/ out of level 3	—

Fair value, December 31, 2009	673,288
The table below summarizes gains and losses due to changes in fair value, recorded in earnings for level 3 assets and liabilities during the year:

	Total Fair Value Measurements
Balances as of December 31,	2009		2008
Available for sale securities	Ps.		Ps.
Classification of gains and losses (realized/unrealized) included in earnings:
Financial Income		18,737		(259,762)

Total		18,737		(259,762)
In addition, the Group is required, on a nonrecurring basis, to adjust the carrying value of certain assets or provide valuation allowances related to certain assets using fair value measurements in accordance with GAAP. Loans are generally not recorded at fair value on a recurring basis. Periodically, the Group records nonrecurring adjustments for including certain impairment amounts for collateral-dependent loans calculated in accordance with ASC 310-10 when establishing the allowance for loan losses. Such amounts are generally based on the fair value of the underlying collateral supporting the loan. Estimates of fair value used for collateral supporting loans generally are based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3. Loans subject to nonrecurring fair value measurement were Ps. 11,304 million at December 31, 2009 classified as Level 3. Changes in fair value recognized for loan impairment reserves on loans held by the Group on December 31, 2009 represented impairment losses for Ps. 3.903 million for the year ended December 31, 2009.
q. New authoritative pronouncements
In December 2007, the FASB issued “Non-controlling Interests in Consolidated Financial Statements” ASC 810-10. From the issue of ASC 810-10, the companies that present Consolidated Financial Statements will have to report the Non-controlling interest inside the stockholders equity but separated from the stockholders equity of the parent. In the same form the entities will have to present the information in the Consolidated Statements of Operations. This new pronouncement also foresees that if a parent retains a non-controlling equity investment in the former subsidiary, that investment is measured at its fair value. Likewise, on the occasion of the major degree of detail that this Statement demands, it will have present a reconciliation between the stockholders equity to the beginning and to the end of each fiscal year and a scheme showing the effects for the changes in the participation of the parent. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The results of the adoption were taken into account in these financial statements.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
In March 2008, the FASB issued “Disclosures about Derivative Instruments and Hedging Activities” ASC 815, which changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under ASC 815 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The results of the adoption were taken into account in the disclosures of the Group ´s derivatives instruments.
In April 2009, the FASB issued “Recognition and Presentation of Other-Than-Temporary Impairments” ASC 320, that establishes a new method of recognizing and reporting other-than-temporary impairments of debt securities. Impairment is now considered to be other than temporary if an entity:
1.	intends to sell the security;
2.	is more likely than not to be required to sell the security before recovering its cost; or
3.	does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell) — that is, a ‘credit loss’.
This credit loss is based on the present value of cash flows expected to be collected from the debt security. If a credit loss exists but an entity does not intend to sell the impaired debt security and is more likely than not to be required to sell before recovery, the impairment is other than temporary. It should therefore be separated into:
1.	the estimated amount relating to the credit loss, and

2.	all other changes in fair value.
Only the estimated credit loss amount is recognized in profit or loss; the remaining change in fair value is recognized in ‘other comprehensive income’. This approach more closely aligns the impairment models for debt securities and loans by reflecting only credit losses as impairment in profit and loss. ASC 320 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this interpretation is not expected to have a material impact on the Group’s consolidated financial statements.
In April 2009, the FASB issued “Determining Fair Value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that ate not orderly” ASC 820-10. ASC 820-10 provides additional guidance for estimating fair value in accordance with ASC 820, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. It also emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability regardless of the valuation techniques(s) used, the objective of fair value measurement remains the same. ASC 820-10 shall be effective for interim and annual reporting periods ending after June 15, 2009 and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The adoption of this interpretation is not expected to have a material impact on the Group’s consolidated financial statements.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
On May 2009, the FASB issued “Subsequent Events” ASC 855 Subsequent Events, the objective of this Statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with this Statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. The adoption of this interpretation is not expected to have a material impact on the Group’s consolidated financial statements.
In June 2009, the FASB issued “Accounting for Transfers of Financial Assets” ASC 860, amending the guidance on transfers of financial assets in order to address practice issues highlighted most recently by events related to the economic downturn. The amendments include: (1) eliminating the qualifying special-purpose entity concept, (2) a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, (3) clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale, (4) a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor, and (5) extensive new disclosures. Calendar year-end companies will have to apply ASC 860 to new transfers of financial assets occurring from January 1, 2010. The adoption of this interpretation is not expected to have a material impact on the Group’s consolidated financial statements.
In June 2009, the FASB issued ASC 810 as an amendment to ASC 810-10. This guidance represents a significant change to the previous accounting rules and we anticipate it will change the consolidation conclusions for many entities. The standard does not provide for any grandfathering and therefore the ASC 810-10 consolidation conclusions will need to be revaluated for all entities. In summary, the new standard:
•	Eliminates the scope exception for qualifying special-purpose entities

•	Eliminates the quantitative model for determining which party should consolidate and replaces it with a qualitative model focusing on decision-making for an entity’s significant economic activities

•	Requires a company to continually reassess whether it should consolidate an entity subject to ASC 810-10

•	Requires an assessment of whether an entity is subject to the standard due to a troubled debt restructuring

•	Requires extensive new disclosures
ASC 810-10 is effective for company’s first reporting period beginning after November 15, 2009. The adoption of this interpretation is not expected to have a material impact on the Group’s consolidated financial statements.
In June 2009, the FASB issued ASU 2009-01, which amends “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” ASC 105-10. This statement establishes the FASB Accounting Standards Codification (Codification or ASC) as the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Following this Statement, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
In August 2009, the FASB issued ASU 2009-05, “Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value”. This ASU provides amendments to Subtopic ASC 820-10, Fair Value Measurements and Disclosures. The amendment provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of followings techniques: (a) The quoted price of the identical liability when traded s an assets, (b) quoted prices for similar liabilities or similar liabilities when traded as an assets, (c) another valuation technique that is consistent with the principles of Topic 820, “Fair Value Measurements and Disclosures”. The adoption had no significant impact on the US GAAP disclosures and financial information.
In September 2009, the FASB issued ASU 2009-12, “Fair Value Measurements and Disclosures ASC 820: “Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent)”. This ASU applies to all reporting entities that hold investments that are required to be measured or disclosed at fair value on the basis of the net asset value per share of the investment determined as of the reporting entity’s measurement date. The amendments in this Update were effective for interim and annual periods ending after December 15, 2009. The adoption had no significant impact on the US GAAP disclosures and financial information.
In October 2009, the FASB issued ASU 2009-15, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing”. This Accounting Standards Update establishes guidance for measuring at fair value and recognizing a share lending arrangement. The amendments in this Update is effective for new share dealings arrangements issued in periods are effective for fiscal years which begin after December 15, 2009. The adoption had no significant impact on the US GAAP disclosures and financial information.
In December 2009, the FASB issued ASU 2009-17, which codifies Statement 167 and revises the former guidance under ASC 810-10. The amendments in ASU 2009-17 replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. The ASU also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement. It is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. Early application is not permitted. The adoption had no significant impact on the US GAAP disclosures and financial information.
In January, 2010, the FASB voted to finalize its ASU Amendments to ASC 810 for Certain Investment Funds. The ASU will defer the application of ASC 810 for a reporting enterprise’s interest in certain entities and for certain money market mutual funds if conditions are met. The adoption had no significant impact on the US GAAP disclosures and financial information.
In January 2010, the FASB issued ASU 2010-01, which codifies the consensus reached in EITF Issue 09-E. The ASU provides guidance on accounting for distributions to shareholders with components of stock and cash, clarifying that in calculating EPS, an entity should account for the share portion of the distribution as a stock issuance and not as a stock dividend, in accordance with ASC 505 and ASC 260. In other words, the entity will include the shares issued or issuable as part of a distribution that is reflected in basic EPS prospectively. The ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. The Bank has not early adopted and will provide the disclosures required when it is effective.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
In January 2010, the FASB issued ASU 2010-06, which amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. The ASU also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. The Bank has not early adopted and will provide the disclosures required when it is effective.
In January 2010,the ASU amends guidance on employers’ disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. The Bank has not early adopted and will provide the disclosures required when it is effective.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
Consolidated net income

	December 31,
	2009		2008		2007

Net income as stated	Ps.	229,275	Ps.	176,819	Ps.	46,037
Loan origination fees and costs (Note 35 b.)		(51,828)		10,300		(38,629)
Intangible assets:
Goodwill amortization and impairment (Note 35 c.)		11,458		(77,605)		19,687
Other intangible assets (Note 35 c.)		(30,548)		(24,593)		3,965
Compensation related to the payment of deposits (Note 35 g.)		57,821		(39,850)		90,197
Equity investments in other companies — Impairment (Note 35 k.)		(4,731)		(3,882)		(8,381)
Gain on exchange of National Public Debt (Note 35 d.(ii))		32,213		48,228		196,743
Provincial Public Debt (Note 35 d.(iii))		—		—		198,099
Loan impairment — Private sector (Note 35 d.(iv))		112,166		(54,748)		52,056
Transfers of financial assets (Note 35 h.)		(18,727)		(376,975)		8,814
Government Securities and other investments:
Compensatory Bond received and Hedge Bond (Note 35 e.(i))		91,438		(838,609)		63,973
GDP — Linked Negotiable Securities (Note 35 e.(ii))		2,465		(31,479)		(23,683)
Bonar 2015 Bonds (Note 35 e (iii))		232,564		—		—
Other available for sale securities (Note 35 e.(ii) (iv))		51,587		(197,564)		36,151
Real estate properties asset amortization (Note 35 j.)		1,395		1,395		1,395
Recognition for the fair value of obligations assumed under Financial guarantees issued (Note 35 l.)		31,303		(35,727)		(5,773)
Foreign Debt restructuring (Note 35 n.)		34,111		29,749		86,558
Deferred Income tax (Note 35 a.)		101,476		124,936		(21,056)
Minimum Presumed Income Tax (Note 35 a. )		(44,198)		(25,906)		(39,631)

Net income (loss) in accordance with U.S. GAAP	Ps.	839,240	Ps.	(1,315,511)	Ps.	666,522

Less Net Income (Loss) attributable to the Non-controlling Interest (Note 35 m)		(69,017)		144,533		(73,627)

Net Income (Loss) attributable to Parent Company in accordance with US GAAP	Ps.	770,223	Ps.	(1,170,978)	Ps.	592,895

Average number of shares outstanding (in thousands) (Note 21)		1,241,407		1,241,407		1,241,407
Basic net income (loss) per share in accordance with U.S. GAAP (Note 21)		0.620		(0.943)		0.478
Diluted net income (loss) per share in accordance with U.S. GAAP (Note 21)		0.620		(0.943)		0.478

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
Consolidated shareholders’ equity

	December 31,
	2009		2008
Shareholders’ equity as stated	Ps.	2,052,539	Ps.	1,845,745
Loan origination fees and costs (Note 35 b.)		(92,064)		(40,236)
Intangible assets:
Goodwill amortization and impairment (Note 35 c.)		25,207		13,749
Other intangible assets (Note 35 c.)		(77,354)		(46,806)
Compensation related to the payment of deposits (Note 35 g)		(259,053)		(316,874)
Equity investments in other companies — Impairment (Note 35 k.)		(31,548)		(26,817)
Loans — non Financial Public Sector — Secured loans (Note 35 d.(ii))		(282)		(32,495)
Loan impairment — Private sector (Note 35 d.(iv))		63,671		(48,495)
Government securities and other investments:
Compensatory and Hedge Bond received (Note 35 e.(i))		(175,818)		(1,097,375)
Discount Bonds (Note 35 e.(ii))		(296,477)		(480,273)
GDP — Linked Negotiable Securities (Note 35 e.(ii))		12,366		9,901
Bonar 2015 Bonds (Note 35 e.(iii))		317,596		—
Other Investments (Note 35 e (iv))		(22,369)		(110,716)
Financial assets transferred (Note 35 h.)(*)		(429,280)		(587,058)
Impairment of real estate properties and foreclosed assets (Note 35 j.)		(67,155)		(67,155)
Real Estate properties amortization (Note 35 j.)		9,765		8,370
Minimum Presumed Income Tax (Note 35 a.)		(328,619)		(284,421)
Deferred Income tax (Note 35 a.)		576,710		475,234
Recognition for the fair value of obligations assumed under financial guarantees issued (Note 35 l.)		(4,149)		(43,512)
Foreign debt restructuring (Note 35 n.)		(137,272)		(171,383)

Consolidated shareholders’ equity (deficit) in accordance with U.S. GAAP	Ps.	1,136,414	Ps.	(1,000,617)

Non-controlling Interest (Note 35 m.)		99,908		246,204

Consolidated Parent Company Shareholders Equity (Deficit) in accordance with US GAAP	Ps.	1,236,322	Ps.	(754,413)

(*)	As of December 31, 2009 the adjustment described under the caption Financial assets transferred amounted Ps. (429,280) include: Financial Trust Galtrust I’s adjustment Ps. (372,464); Financial Trust Galicia Ps. (51,298); Other transfers of financial assets accounted for as sales Ps. (5,380) and servicing liabilities Ps. (138).

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
Roll forward analysis of shareholders’ equity under U.S. GAAP at December 31, 2009, 2008 and 2007:
Grupo Galicia

											Other				Total
					Adjustments to						Comprehensive				Shareholders’
	Capital		Paid		Shareholders’						Income		Retained		Equity Parent		Non controlling
	Stock		in Capital		Equity		Legal		Other		(loss)		Earnings		Company		interest
Balance at December 31, 2006	Ps.	1,241,407	Ps.	606	Ps.	294,254	Ps.	34,855	Ps.	72,383	Ps.	356,801	Ps.	(1,854,497)	Ps.	145,809	Ps.	167,185

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 26, 2007
Discretionary Reserve		—		—		—		—		(18,914)		—		18,914		—		—
Unrealized gain of available-for-sale securities, net of tax		—		—		—		—		—		(500,622)		—		(500,622)		8,113
Net Income (Loss) in accordance with US GAAP		—		—		—		—		—		—		592,895		592,895		(73,627)

Balance at December 31, 2007	Ps.	1,241,407	Ps.	606	Ps.	294,254	Ps.	34,855	Ps.	53,469	Ps.	(143,821)	Ps.	(1,242,688)	Ps.	238,082	Ps.	101,671

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 29,2008
Legal Reserve		—		—		—		2,302		—		—		(2,302)		—		—
Discretionary Reserve		—		—		—		—		43,735		—		(43,735)		—		—
Unrealized gain of available-for-sale securities, net of tax		—		—		—		—		—		178,483		—		178,483		—
Net Income (Loss) in accordance with US GAAP		—		—		—		—		—		—		(1,170,978)		(1,170,978)		144,533

Balance at December 31, 2008	Ps.	1,241,407	Ps.	606	Ps.	294,254	Ps.	37,157	Ps.	97,204	Ps.	34,662	Ps.	(2,459,703)	Ps.	(754,413)	Ps.	246,204

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 28,2009
Legal Reserve		—		—		—		8,841		—		—		(8,841)		—		—
Discretionary Reserve		—		—		—		—		167,978		—		(167,978)		—		—
Unrealized gain of available-for-sale securities, net of tax		—		—		—		—		—		1,220,512		—		1,220,512		(77,279)
Net Income (Loss) in accordance with US GAAP		—		—		—		—		—		—		770,223		770,223		(69,017)

Balance at December 31, 2009	Ps.	1,241,407	Ps.	606	Ps.	294,254	Ps.	45,998	Ps.	265,182	Ps.	1,255,174	Ps.	(1,866,299)	Ps.	1,236,322	Ps.	99,908

Comprehensive income
“Reporting Comprehensive Income” ASC 220, establishes standards for reporting and the display of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. Comprehensive income is the total of net income and all transactions, and other events and circumstances from non-owner sources.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
The following disclosure presented for the fiscal years ended December 31, 2009, 2008 and 2007, shows all periods restated to conform ASC 220:

	December 31,
	2009		2008		2007
Income Statement
Financial Income	Ps.	3,374,800	Ps.	1,201,697	Ps.	2,433,198
Financial Expenditures		1,434,408		1,391,270		1,160,142
Net Financial Income (Loss)		1,940,392		(189,573)		1,273,056
Provision for Loan Losses		527,339		450,137		203,446
Income from Services		1,802,381		1,538,380		1,153,619
Expenditures from Services		515,648		383,654		257,242
Administrative Expenses		2,063,546		1,799,579		1,258,089
Net Income / (Loss) from Financial Brokerage		636,240		(1,284,563)		707,898
Miscellaneous Income		594,630		494,977		271,546
Miscellaneous Losses		290,602		541,035		188,281
Net Income / (Loss) before Income tax		940,268		(1,330,621)		791,163
Income Tax		54,516		(50,922)		92,522

Net income (loss) under U.S. GAAP		885,752		(1,279,699)		698,641

Less Net Income attributable to the Non-controlling Interest		(115,529)		108,721		(105,746)

Net Income attributable to Parent Company		770,223		(1,170,978)		592,895

Other comprehensive income (loss):

Unrealized gains (losses) on securities		1,220,512		178,483		(500,622)

Other comprehensive income (loss)		1,220,512		178,483		(500,622)

Comprehensive income (Loss)	Ps.	1,990,735	Ps.	(992,495)	Ps.	92,273

Accumulated non-owner changes in equity (accumulated other comprehensive income) as of December 31, were as follows:

	December 31,
	2009		2008		2007
Boden 2012 Bonds — Compensatory Bond		830,119		—		(47,694)
GalTrust I		193,651		—		(97,166)
Discount Bonds		132,209		—		34,020
Bonar 2015 Bonds		85,032		—		—
Other		14,163		34,662		(32,981)

Accumulated other comprehensive income/ (loss)	Ps.	1,255,174	Ps.	34,662	Ps.	(143,821)
There were no available for sale securities with a continuous loss position of 12 months or more. The Group has determined that unrealized losses on investments as of December 31, 2009 are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
Concentration of risk — Total exposure to the public sector — Argentine government and provinces
The Group has significant exposure to the Argentine national government and provinces in the form of government securities net positions, secured loans and other debt obligations. As of December 31, 2009 and 2008, the Group had the following bonds and loans outstanding:

	December 31, 2009				December 31, 2008
	Argentine				Argentine
	Banking				Banking
	GAAP		U.S. GAAP		GAAP		U.S. GAAP

Argentine national government loans	Ps.	25,416	Ps.	25,134	Ps.	1,481,563	Ps.	1,449,068

Other Argentine public-sector receivables		344,842		271,024		297,467		186,751

Galtrust I (securitization of Provincial Loans)		579,730		207,266		630,002		63,887

Compensatory bond received		1,906,907		1,731,089		2,350,815		1,253,440

Securities issued by the Argentine Cental Bank		1,953,676		1,953,827		583,757		583,757

Discount Bonds & GDP Linked Negotiable Securities		621,983		337,872		666,874		196,502

Bonar 2015 Bonds		358,984		676,580		—		—

Other (1)		91,420		91,420		43,817		43,817

Total	Ps.	5,882,958	Ps.	5,294,212	Ps.	6,054,295	Ps.	3,777,222

(1)	Includes bonds and other national government bonds.
Risks and Uncertainties
Government Securities
As of December 31, 2009, the Group’s exposure to the Argentine public sector, including Boden 2012, Bonds corresponding to the Compensatory Bond and the Hedge Bond, represented approximately 21.31% of the total Group’s assets. Although the Group’s exposure to the Argentine public sector consists of performing assets, the realization of the Group’s assets, its income and cash flow generation capacity and future financial condition is dependent on the Argentine government ability to comply with its payment obligations.
Argentine Central Bank’s regulations state that, the total exposure of financial institutions to the non-financial public sector must not exceed 35% of their total assets.
As of December 31, 2009 and 2008, the Group was in compliance with the general limit of 35% imposed by the Argentine Central Bank.
Under U.S. GAAP, Government bonds, including BODEN 2012 Bonds and Discount Bonds, and certificates of participation in the Galtrust I Financial Trust and in the Almafuerte Special Fund and Nues Trust, were classified as available-for-sale securities, and therefore, carried at fair value with changes in the fair value reflected in other comprehensive income for the years ended December 31, 2007.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
As of December 31, 2008, the amortized cost exceeded the fair value of these securities by Ps. 846,8 million. For U.S. GAAP purposes, we have recorded an other-than-temporary impairment of these securities, based on a variety of factors, including the length of time and extent to which the market value has been less than cost, and our intent and ability to hold these securities to recovery.
As of December 31, 2009, the above mentioned Bonds, Bonar 2015 Bonds and the certificates of participations were classified as available-for-sale securities, and therefore, carried at fair value with changes in the fair value reflected in other comprehensive income.
“Recognition and Presentation of Other-Than-Temporary Impairments” ASC 320 establishes a new method of recognizing and reporting other-than-temporary impairments of debt securities. Impairment is now considered to be other than temporary if an entity:
•	intends to sell the security;
•	is more likely than not to be required to sell the security before recovering its cost; or
•	does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell)—that is, a ‘credit loss’.
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
As of December 31, 2009 the fair value exceeded the amortized cost and therefore there is no impairment recorded of these securities.
Allowance for loan losses
Management believes that the current level of allowance for loan losses recorded for U.S. GAAP purposes are sufficient to cover incurred losses of the Group’s loan portfolio as of December 31, 2009. Many factors can affect the Group’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.
U.S. GAAP estimates
Valuation reserves, impairment charges and estimates of market values on assets and step up bonds discounting, as established by the Group for U.S. GAAP purposes are subject to significant assumptions of future cash flows and interest rates for discounting such cash flows. Losses on the exchange of government and provincial bonds and on retained interests in securitization trusts could be significantly affected by higher discount rates. Should the discount rates change in future years, the carrying amounts and charges to income and shareholders’ equity will also change. In addition, as estimates of future cash flows change, the carrying amounts which are dependent on such cash flows could be affected as well. It is possible that changes to the carrying amounts of loans, investments and other assets will be adjusted in the near term in amounts that are material to the Group’s financial position and results of income.
36. Parent only Financial Statements.
The following are the unconsolidated balance sheets of Grupo Galicia as of December 31, 2009 and 2008 and the related unconsolidated statements of income, and cash flows for the fiscal years ended December 31, 2009, 2008 and 2007.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
Balance sheet (Parent Company only)

	December 31,
	2009		2008
ASSETS
A. Cash and due from Banks
Cash	Ps.	11	Ps.	10
Financial institutions and correspondents		63		207

	Ps.	74	Ps.	217

B. Government and corporate securities
Holdings of trading securities		—		191
Investments in listed corporate securities		13,118		—

	Ps.	13,118	Ps.	191

C. Loans
To the financial sector		52,757		47,264

	Ps.	52,757	Ps.	47,264

D. Other receivables resulting from financial brokerage
Negotiable obligations without quotation		—		711
Balances from forward transactions without delivery of underlying asset to be settled		—		15,827
Other receivables not included in the debtor classification Regulations		1,786		147
Other receivables included in the debtor classification Regulations		17,381		26,850
Accrued interest receivable included in the debtor Classification regulations		181		161

	Ps.	19,348	Ps.	43,696

F. Equity investments
In financial institutions		2,072,245		1,898,232
Other		84,812		63,899

	Ps.	2,157,057	Ps.	1,962,131

G. Miscellaneous receivables
Tax on minimum presumed income — Tax credit		908		869
Other		2,980		6,178

	Ps.	3,888	Ps.	7,047

H. Bank premises and equipment		2,993		3,044

J. Intangible assets
Goodwill		9,697		10,976
Organization and development expenses		26		33

	Ps.	9,723	Ps.	11,009

Total Assets	Ps.	2,258,958	Ps.	2,074,599

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)

	December 31,
	2009		2008
LIABILITIES AND SHAREHOLDERS’ EQUITY
N. Other liabilities resulting from financial brokerage
Banks and international entities	Ps.	—	Ps.	214,086
Unsurbordinated negotiable obligations		166,056		—
Balances from forward transactions without delivery of underlying asset to be settled		8,060		—
Accrued interest and quotation differences payable		930		6,250

		175,046		220,336

O. Miscellaneous liabilities
Directors’ and Syndics’ fees	Ps.	225	Ps.	60
Other		31,148		8,458

		31,373		8,518

Total Liabilities	Ps.	206,419	Ps.	228,854
SHAREHOLDERS’ EQUITY	Ps.	2,052,539	Ps.	1,845,745

Total Liabilities and Shareholders’ Equity	Ps.	2,258,958	Ps.	2,074,599

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
Statement of Income (Parent Company only)

	December 31,
	2009		2008		2007
A. Financial income
Interest on loans granted to the financial sector		120		97		694
Interest on other loans		—		—		670
Interest on other receivables resulting from financial brokerage		74		314		388
Net income from government and corporate securities		484		126		5,817
Exchange rate differences on gold and foreign currency		16,120		—		—
Other		27		—		897

	Ps.	16,825	Ps.	537	Ps.	8,466

B. Financial expenses
Interest on other liabilities resulting from financial brokerage	Ps.	11,071	Ps.	17,062	Ps.	8,565
Exchange rate differences on gold and foreign currency		—		11,258		—
Other		266		280		302

	Ps.	11,337	Ps.	28,600	Ps.	8,867

C. Gross brokerage margin		5,488		(28,063)		(401)

F. Administrative expenses
Personnel expenses		3,786		3,492		2,953
Directors’ and syndics’ fees		1,080		1,013		933
Other fees		5,125		3,182		3,522
Taxes		6,984		1,208		2,150
Other operating expenses		685		521		529
Other		5,558		5,080		4,665

	Ps.	23,218	Ps.	14,496	Ps.	14,752

Net Income / (Loss) from financial brokerage	Ps.	(17,730)	Ps.	(42,559)	Ps.	(15,153)

H. Miscellaneous income
Net income on long-term investments		188,069		219,688		65,840
Other		86,090		1,557		609

	Ps.	274,159	Ps.	221,245	Ps.	66,449

I. Miscellaneous losses
Other		2,401		3,952		2,111

	Ps.	2,401	Ps.	3,952	Ps.	2,111

Net Income before tax		254,028		174,734		49,185

J. Income tax	Ps.	24,753	Ps.	(2,085)	Ps.	3,148

Net income for the fiscal year	Ps.	229,275	Ps.	176,819	Ps.	46,037

(1)	Includes the foreign currency position compensation.

Grupo Financiero Galicia S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
(Expressed in thousands of Argentine pesos)
Statement of cash flows (Parent Company only)

	December 31,
	2009		2008		2007
CHANGES IN CASH
Cash at the beginning of the year	Ps.	27,562	Ps.	26,407	Ps.	15,727
Increase / (decrease) in cash		(8,140)		1,155		10,680

Cash at end of year		19,422		27,562		26,407

Cash provided by (used in) operating activities
Less:		(27,160)		(15,349)		(25,404)
Operating expenses paid
Plus:
Other operating income received		2,996		5,294		20,694

Cash provided by (used in) operating activities	Ps.	(24,164)	Ps.	(10,055)	Ps.	(4,710)

Other sources of cash
Collection for the issuance of negotiable obligations		160,345		—		—
Loan received		—		—		250,960
Dividends		15,969		12,163		9,450
Increase in short-term investment		4,022		1,676		5,062
Collection of deposit as per Decree 616/2005		—		72,360		—
Other sources of cash		581		1,806		718

Other sources of cash	Ps.	180,917	Ps.	88,005	Ps.	266,190

Other uses of cash
Payment of loans received		(152,772)		(76,760)		—
Increase in fixed assets		(39)		(24)		(213)
Increase in long-term investments		(12,082)		(11)		(175,299)
Deposit as per Decree 616/2005		—		—		(75,288)

Total other uses of cash	Ps.	(164,893)	Ps.	(76,795)	Ps.	(250,800)

Increase / (decrease) in cash	Ps.	(8,140)	Ps.	1,155	Ps.	10,680

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