Form 20-F
period 2011-12-31
GRUPO FINANCIERO GALICIA SA
filed 2012-05-15
CIK 1114700

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20–F

(Mark One)

☐	Registration Statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

or

☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2011

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

Pedro A. Richards, Chief Executive Officer

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐¨

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and larger accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                Accelerated filer  ☒                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards As issued by the International Accounting Standards Board ☐	Other ☒

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(i)

(continued)

(ii)

GRUPO FINANCIERO GALICIA S.A. AND SUBSIDIARIES

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Grupo Financiero Galicia S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Grupo Financiero Galicia S.A. and its subsidiaries (the “Company”) at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting rules prescribed by the Banco Central de la República Argentina (the “BCRA”). Also, in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to the disclosure of cash flow information in accordance with the presentation requirements of ASC 230-10 under accounting principles generally accepted in the United States of America, existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Report on Internal Control over Financial Reporting appearing in Item 15(b). We considered this material weakness in determining the nature, timing, and extent of the audit tests applied in our audit of the 2011 consolidated financial statements and our opinion regarding the effectiveness of the company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2.14 to the consolidated financial statements, the Company changed the format of its cash flow statement presented in conformity with accounting rules prescribed by the BCRA to conform to the format presented in its statutory financial statements filed with the Argentine National Securities Commission. Accordingly, the cash flow statements for the years ended December 31, 2010 and 2009 were revised to conform to such change.

Accounting rules prescribed by the BCRA vary in certain significant respects from accounting principles generally accepted in Argentina for enterprises in general. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

Accounting rules prescribed by the BCRA also vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35, as restated, to the consolidated financial statements.

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

PRICE WATERHOUSE & Co. S.R.L.

By	/s/ DIEGO LUIS SISTO (Partner)
Diego Luis Sisto

Buenos Aires, Argentina

February 14, 2012, except for notes 27, 31, 34 and 35 as to which the date is May 15, 2012.

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2011 and 2010

(Expressed in thousands of Argentine pesos)

	December 31,
	2011		2010
ASSETS
A. Cash and due from banks
Cash		2,310,470		1,489,374
Financial institutions and correspondents		4,108,421		4,156,197
Argentine Central Bank		3,979,121		3,932,281
Other local financial institutions		8,810		14,607
Foreign		120,490		209,309

	Ps.	6,418,891	Ps.	5,645,571
B. Government and private securities
Holdings Recorded at Fair Market Value		106,715		68,231
Holdings Recorded at their Acquisition Cost plus the I.R.R.		162,414		133,756
Government securities from Repo transactions with the Argentine Central Bank		40,600		—
Securities issued by the Argentine Central Bank		4,918,006		2,065,723
Investments in listed private securities		3,128		10,302

	Ps.	5,230,863	Ps.	2,278,012
C. Loans
To the non-financial public sector		24,606		24,565
To the financial sector		326,239		80,633
Interbank loans – (call money loans granted)		126,000		32,500
Other loans to domestic financial institutions		189,019		47,968
Accrued interest, adjustments and exchange rate differences receivable		11,220		165
To the non-financial private sector and residents abroad		31,837,635		22,287,056
Advances		2,302,100		977,890
Promissory notes		6,412,303		4,534,326
Mortgage loans		959,546		950,237
Pledge loans		202,336		119,175
Personal loans		5,785,668		4,093,559
Credit card loans		13,392,249		9,120,092
Other		2,529,837		2,297,507
Accrued interest, adjustments and quotation differences receivable		420,791		277,070
Documented interest		(165,626)		(81,804)
Unallocated collections		(1,569)		(996)
Allowances		(1,283,953)		(1,038,473)

	Ps.	30,904,527	Ps.	21,353,781
D. Other receivables resulting from financial brokerage
Argentine Central Bank		588,902		402,386
Amounts receivable for spot and forward sales to be settled		1,517,409		237,333
Securities receivable under spot and forward purchases to be settled		626,263		914,124
Negotiable obligations without quotation		154,377		99,237
Balances from forward transactions without delivery of underlying asset to be settled		11,407		5,403
Other		2,170,808		1,799,313
Allowances		(55,375)		(131,806)

	Ps.	5,013,791	Ps.	3,325,990

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Balance Sheets—Continued

As of December 31, 2011 and 2010

(Expressed in thousands of Argentine pesos)

	December 31,
	2011		2010
ASSETS (Continued)
E. Assets under financial leases
Assets under financial leases		588,203		426,626
Interest and adjustments		11,410		6,923
Allowances		(6,509)		(5,469)

	Ps.	593,104	Ps.	428,080

F. Equity investments
In financial institutions		2,133		1,971
Other		75,494		64,140
Allowances		(21,462)		(13,263)

	Ps.	56,165	Ps.	52,848

G. Miscellaneous receivables
Receivables for assets sold		34,435		35,403
Tax on minimum presumed income – Tax credit		186,408		395,738
Other		781,474		677,151
Accrued interest on receivables for assets sold		541		135
Other accrued interest and adjustments receivable		2,991		159
Allowances		(54,456)		(26,025)

	Ps.	951,393	Ps.	1,082,561

H. Bank premises and equipment	Ps.	1,034,692	Ps.	948,067

I. Miscellaneous assets	Ps.	163,106	Ps.	81,403

J. Intangible assets
Goodwill		10,827		23,467
Organization and development expenses		711,944		430,648

	Ps.	722,771	Ps.	454,115

K. Unallocated items		12,203		4,844

L. Other Assets		91,520		52,791

Total Assets	Ps.	51,193,026	Ps.	35,708,063

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Balance Sheets—Continued

As of December 31, 2011 and 2010

(Expressed in thousands of Argentine pesos)

	December 31,
	2011		2010
LIABILITIES AND SHAREHOLDERS’ EQUITY
M. Deposits
Non-financial public sector	Ps.	1,803,816	Ps.	874,201
Financial sector		29,667		9,934
Non-financial private sector and residents abroad		28,301,654		21,338,629
Current accounts		6,955,109		5,466,532
Saving accounts		7,977,519		6,356,877
Time deposits		12,675,489		8,975,889
Investment accounts		209,346		156,935
Other		319,620		306,139
Accrued interest and quotation differences payable		164,571		76,257

	Ps.	30,135,137	Ps.	22,222,764

N. Other liabilities resulting from financial brokerage
Argentine Central Bank		3,050		2,105
Other		3,050		2,105
Banks and international entities		1,425,822		646,745
Unsubordinated negotiable obligations		3,170,192		775,863
Amounts payable for spot and forward purchases to be settled		564,045		950,453
Securities to be delivered under spot and forward sales to be settled		1,705,070		229,684
Loans from domestic financial institutions		815,251		613,197
Interbank loans (call money loans received)		15,000		—
Other loans from domestic financial institutions		794,505		610,022
Accrued interest payable		5,746		3,175
Balances from forward transactions without delivery of underlying asset to be settled		8,073		11,085
Amounts payable to merchants		4,173,746		2,954,766
Other		1,975,817		1,403,283
Accrued interest and quotation differences payable		86,073		20,890

	Ps.	13,927,139	Ps.	7,608,071

O. Miscellaneous liabilities
Dividends payable		—		20,000
Directors’ and Syndics’ fees		13,403		9,672
Other		1,302,894		879,957
Adjustments and accrued interests		—		3

	Ps.	1,316,297	Ps.	909,632

P. Provisions		575,644		698,244
Q. Subordinated negotiable obligations		984,364		1,253,027
R. Unallocated items		4,792		24,456
S. Other Liabilities		168,724		140,158
T. Non-controlling interests		529,314		382,211

Total Liabilities	Ps.	47,641,411	Ps.	33,238,563

SHAREHOLDERS’ EQUITY		3,551,615		2,469,500

Total Liabilities and Shareholders’ Equity	Ps.	51,193,026	Ps.	35,708,063

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Income

For the fiscal years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

	December 31,
	2011		2010		2009
A. Financial income
Interest on cash and due from banks	Ps.	565	Ps.	746	Ps.	638
Interest on loans granted to the financial sector		24,797		8,542		4,819
Interest on overdrafts		398,533		186,443		191,791
Interest on promissory notes		797,101		498,436		400,898
Interest on mortgage loans		112,656		103,888		118,474
Interest on pledge loans		24,443		11,535		11,305
Interest on credit card loans		1,744,162		1,143,592		837,484
Interest on financial leases		95,762		63,749		82,458
Interest on other loans		1,881,433		981,709		436,759
Interest on other receivables resulting from financial brokerage		34,586		15,438		23,255
Net income from government and corporate securities		752,990		407,931		559,099
Income from secured loans – Decree No. 1387/01		4,431		3,608		11,460
Consumer price index adjustment (CER)		2,020		5,331		24,429
Exchange rate differences on foreign currency		—		76,296		127,454
Other		144,265		107,648		175,314

	Ps.	6,017,744	Ps.	3,614,892	Ps.	3,005,637

B. Financial expenses
Interest on current account deposits		—		5,476		12,852
Interest on savings account deposits		6,906		5,442		3,722
Interest on time deposits		1,272,897		748,205		858,468
Interest on interbank loans received (call money loans)		2,843		6,158		3,702
Interest on financing from the financial sector		44,331		6,525		1,276
Interest on other liabilities resulting from financial brokerage		350,410		165,604		231,972
Interest on subordinated obligations		114,455		137,788		125,343
Other interest		25,899		6,367		2,882
Consumer price index adjustment		90		59		345
Contributions made to Deposit Insurance Fund		44,874		31,839		26,030
Exchange rate differences on foreign currency		4,072		—		—
Other		407,424		299,218		193,867

	Ps.	2,274,201	Ps.	1,412,681	Ps.	1,460,459

C. Gross brokerage margin		3,743,543		2,202,211		1,545,178

Loan loss provisions		843,370		551,524		639,505

D. Income from services
In relation to lending transactions		947,655		660,987		456,466
In relation to borrowing transactions		645,437		543,309		440,633
Other commissions		72,936		42,152		26,781
Other		1,854,241		1,268,486		902,903

	Ps.	3,520,269	Ps.	2,514,934	Ps.	1,826,783

E. Expenses for services
Commissions		457,953		291,701		197,714
Other		610,613		441,356		318,149

	Ps.	1,068,566	Ps.	733,057	Ps.	515,863

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Income—Continued

For the fiscal years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

	December 31,
	2011		2010		2009
F. Administrative expenses
Personnel expenses		2,355,551		1,602,711		1,119,084
Directors’ and syndics’ fees		16,492		11,402		8,563
Other fees		188,205		99,702		70,144
Advertising and publicity		280,486		189,596		127,836
Taxes		298,572		190,722		139,327
Depreciation of bank premises and equipment		92,942		76,899		73,904
Amortization of organization expenses		104,597		63,132		45,908
Other operating expenses		526,296		373,641		280,104
Other		342,070		237,509		164,259

	Ps.	4,205,211	Ps.	2,845,314	Ps.	2,029,129

Net Income from financial brokerage	Ps.	1,146,665	Ps.	587,250	Ps.	187,464

G. Non-controlling interests result	Ps.	(170,962)	Ps.	(104,333)	Ps.	(46,512)

H. Miscellaneous income
Net lncome from equity investments		132,696		62,054		11,347
Default interests		87,106		56,193		37,243
Loans recovered and allowances reversed		224,384		154,328		48,347
Other		884,542		475,496		502,346
Consumer price index adjustment (CER)		60		45		78

	Ps.	1,328,788	Ps.	748,116	Ps.	599,361

I. Miscellaneous losses
Default interests and charges in favor of the Argentine Central Bank		850		58		72
Loan loss provisions for miscellaneous receivables and other provisions		87,622		102,387		109,296
Amortization of differences arising from court resolutions		6,933		280,946		109,310
Depreciation and losses from miscellaneous assets		1,756		1,347		1,708
Amortization of goodwill		12,639		11,330		11,457
Other		333,839		167,832		123,168
Consumer price index adjustment		46		41		35

	Ps.	443,685	Ps.	563,941	Ps.	355,046

Net Income before tax		1,860,806		667,092		385,267

J. Income tax	Ps.	753,863	Ps.	258,191	Ps.	155,992

Net Income for the fiscal year	Ps.	1,106,943	Ps.	408,901	Ps.	229,275

Net Income per common share (basic and assuming full dilution) in Argentine Pesos		0.892		0.329		0.185

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Cash Flows

For the fiscal years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

	December 31,
	2011		2010(1)		2009(1)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year		7,443,517		5,428,730		4,795,383
Cash and cash equivalents at the end of the year		10,269,842		7,443,517		5,428,730

Net increase in cash and cash equivalents	Ps.	2,826,325	Ps.	2,014,787	Ps.	633,347

Causes of changes in cash and cash equivalents
Cash Flow from operating activities
Net (payments) / collections related to:
Government and Private Securities		(245,480)		2,911,041		711,138
Loans
To the financial sector		(127,462)		(55,841)		5,462
To the non-financial public sector		2,129		1,819		7,958
To the non-financial private sector and foreign residents		(4,887,003)		(4,399,392)		(1,490,833)
Other receivables resulting from financial brokerage		(187,508)		177,629		188,870
Receivables from Financial Leases		(67,605)		(33,949)		189,924
Deposits
To the financial sector		19,733		(64,949)		59,178
To the non-financial public sector		929,615		(511,710)		86,278
To the non-financial private sector and foreign residents		5,269,911		4,757,624		1,691,450
Other liabilities from financial brokerage
Financing from the financial sector
Interbank Loans (call money loans received)		12,157		(30,158)		66,298
Others (except for liabilities included in Financing Activities)		1,532,319		1,172,142		126,174
Collections related to income from services		4,156,730		2,919,013		2,268,244
Payments related to expenses for services		(952,571)		(669,249)		(622,687)
Administrative expenses paid		(4,245,068)		(2,898,783)		(2,077,498)
Payment of organization and development expenses		(385,419)		(206,175)		(121,260)
Collection for penalty interests, net		86,256		56,135		37,171
Differences arising from court resolutions paid		(6,933)		(21,893)		(51,489)
Collection of dividends from other companies		26,167		16,190		16,554
Other Collections related to miscellaneous profits and losses		191,321		104,346		128,491
Net (payments) / collections for other operating activities
Other receivables and miscellaneous liabilities		(453,249)		(343,487)		42,264
Other operating activities, net		611		33,193		172,251
Payment of income tax / minimum presumed income tax		(210,993)		(150,579)		(159,493)

Net cash provided by operating activities	Ps.	457,658	Ps.	2,762,967	Ps.	1,274,445

Cash Flow from investing activities
Payments for bank premises and equipment, net		(165,148)		(104,583)		(42,720)
Payments for miscellaneous assets, net		(93,169)		(29,101)		(33,830)
Payments for equity investments		(15,058)		(347,194)		(7,988)
Other collections for investment activities
Cash and Cash Equivalents related to the Acquisition of Compañía Financiera Argentina S.A., Cobranzas y Servicios S.A. and Procesadora Regional S.A.		—		117,549		—

Net cash used in investing activities	Ps.	(273,375)	Ps.	(363,329)	Ps.	(84,538)

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Cash Flows—Continued

For the fiscal years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

	December 31,
	2011		2010(1)		2009(1)
Cash Flow from financing activities
Net collections / (payments) related to:
Unsubordinated negotiable obligations		1,984,971		(936,377)		(380,060)
Argentine Central Bank
Others		945		(1,110)		1,533
Banks and international entities		757,834		96,465		(188,930)
Subordinated negotiable obligations		(437,694)		(75,889)		(65,804)
Loans from local financial institutions		135,639		429,986		(96,964)
Distribution of dividends		(45,139)		(10,877)		(10,728)
Other Collections from financing activities		—		1,860		7,658

Cash Flow provided by / (used in) financing activities	P	s. 2,396,556	Ps.	(495,942)	Ps.	(733,295)

Effect of exchange rate changes on cash and cash equivalents		245,486		111,091		176,735

Net increase in cash and cash equivalents	P	s. 2,826,325	Ps.	2,014,787	Ps.	633,347

(1)	As discussed in Note 2 the presentation of the cash flow statement has been revised.

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

			Paid in		Inflation adjustments to Capital Stock and Paid in		Profit reserves				Accumulated Retained		Total Shareholders’
	Capital Stock		Capital		Capital		Legal		Other		earnings		Equity
Balance at December 31, 2008	Ps.	1,241,407	Ps.	606	Ps.	278,131	Ps.	37,157	Ps.	111,625	Ps.	176,819	Ps.	1,845,745

Distribution of retained earnings by the shareholders’ meeting on April 28, 2009
Legal Reserve		—		—		—		8,841		—		(8,841)		—
Discretionary Reserve		—		—		—		—		167,978		(167,978)		—
Valuation Differences		—		—		—		—		(22,481)		—		(22,481)
Net Income for the year		—		—		—		—		—		229,275		229,275

Balance at December 31, 2009	Ps.	1,241,407	Ps.	606	Ps.	278,131	Ps.	45,998	Ps.	257,122	Ps.	229,275	Ps.	2,052,539

Distribution of retained earnings by the shareholders’ meeting on April 14, 2010
Legal Reserve		—		—		—		11,464		—		(11,464)		—
Discretionary Reserve		—		—		—		—		217,811		(217,811)		—
Valuation Differences		—		—		—		—		8,060		—		8,060
Net Income for the year		—		—		—		—		—		408,901		408,901

Balance at December 31, 2010	Ps.	1,241,407	Ps.	606	Ps.	278,131	Ps.	57,462	Ps.	482,993	Ps.	408,901	Ps.	2,469,500

Distribution of retained earnings by the shareholders’ meeting on April 27, 2011
Legal Reserve		—		—		—		20,445		—		(20,445)		—
Discretionary Reserve		—		—		—		—		363,628		(363,628)		—
Cash Dividends		—		—		—		—		—		(24,828)		(24,828)
Net Income for the year		—		—		—		—		—		1,106,943		1,106,943

Balance at December 31, 2011	Ps.	1,241,407	Ps.	606	Ps.	278,131	Ps.	77,907	Ps.	846,621	Ps.	1,106,943	Ps.	3,551,615

The accompanying Notes are an integral part of these consolidated financial statements

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

1.	Basis of Presentation.

Grupo Financiero Galicia S.A. (“Grupo Galicia”, the “Company” or the “Group”) is a corporation that is organized under the laws of Argentina and acts as a holding company for Banco de Galicia y Buenos Aires S.A. and its subsidiaries (“Banco Galicia” or the “Bank”). Grupo Galicia was formed by the controlling shareholders of the Bank on September 14, 1999 to consummate an exchange of shares with the shareholders of Banco Galicia and establish Grupo Galicia as the Bank’s holding company. Grupo Galicia was formed with two classes of shares: Class A shares, which are entitled to 5 votes per share, and Class B shares, which are entitled to 1 vote per share. To effect the exchange, Grupo Galicia offered to exchange Grupo Galicia class B shares for all outstanding Banco Galicia class B shares on a 2.5-for-1 basis and to exchange Grupo Galicia ADSs for all outstanding Banco Galicia ADSs on a 1-for-1 basis. The controlling shareholders retained all of the class A shares. As a result of the exchange, which was consummated on July 26, 2000, the Company became holder of 93.23% of the Bank’s capital stock, and the remaining 6.77% remained as a Non-controlling interest in the Bank. At December 31, 2011 and 2010, the Company’s interest in Banco Galicia as a result of open market purchases was 94.84074%.

Banco Galicia is a private-sector commercial bank organized under the laws of Argentina which provides general banking services, through its branches, to corporate and retail customers.

In this fiscal year, Banco de Galicia y Buenos Aires S.A. carried out a reorganization process of the corporate structure of its subsidiaries with supplementary activities. This fact has not caused the controlling interest by Banco de Galicia y Buenos Aires S.A. to be modified.

Grupo Galicia’s consolidated financial statements as of December 31, 2011 and 2010 include the assets, liabilities and results of the controlled companies detailed below. The percentages directly or indirectly held in those companies’ capital stock are as follows:

	December 31,
Issuing Company	2011	2010
Grupo Financiero Galicia S.A.
Galval Agente de Valores S.A.	100.00%	100.00%
GV Mandataria de Valores S.A.	100.00%	100.00%
Net Investment S.A.	99.36%	99.36%
Galicia Warrants S.A.	99.36%	99.36%
Sudamericana Holding S.A.	99.36%	99.36%
Compañía Financiera Argentina S.A.	95.00%	94.84%
Banco de Galicia y Buenos Aires S.A.	94.84%	94.84%
Banco Galicia Uruguay S.A. ( In Liquidation )	94.84%	94.84%
Tarjetas Regionales S.A.	94.84%	94.84%
Galicia Administradora de Fondos S.A.Sociedad Gerente de Fondos Comunes de Inversión	94.84%	94.84%
Galicia (Cayman) Ltd.	94.84%	94.84%
Tarjetas del Mar S.A.	94,78%	94.84%
Cobranzas y Servicios S.A.	94.84%	94.84%
Procesadora Regional S.A.	94.84%	94.84%
Galicia Valores S.A. Sociedad de Bolsa	94.83%	94.83%
Tarjeta Mira S.A.	76.25%	—
Tarjeta Naranja S.A.	75.87%	75.87%
Cobranzas Regionales S.A.	93.89%	73.54%
Tarjetas Cuyanas S.A.	56.90%	56.90%

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

The financial statements of the controlled companies were adapted to the accounting and disclosure standards set by the Argentine Central Bank and cover the same period as that of the financial statements of the Group.

Intercompany transactions have been eliminated for the purposes of these statements.

2.	Significant Accounting Policies.

The accounting policies and financial statements presentation conform to the rules of the Argentine Central Bank which prescribes the generally accepted accounting principles for all banks in Argentina (the “Argentine Banking GAAP”). This differs in certain significant respects from generally accepted accounting principles in Argentina applicable to enterprises in general (“Argentine GAAP”) (see Note 33) and from generally accepted accounting principles in the United States of America (“U.S. GAAP”) (see Note 35).

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

During the year ended December 31, 2011, the Group changed the presentation of the cash flow statement to conform to the format presented in its statutory financial statements filed with the Argentine National Securities Commission (“CNV”). This format, where presents the cash flows using the direct method, is considered by the Company to provide a preferable presentation in accordance with Argentine Banking GAAP and enhances the consistency and comparability to the information presented within various regulatory filings. Accordingly, the cash flow statements for the years ended December 31, 2010 and 2009, which were previously presented using the indirect method, were revised to conform to this format. Differences between Argentine Banking GAAP and US GAAP in cash flow statement presentation are included in Note 35.

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

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

Assets and liabilities valued in foreign currencies other than the U.S. dollar are converted into U.S. dollars using the year end exchange rates issued by the Argentine Central Bank.

For financial reporting purposes, these assets and liabilities are then translated into pesos at the year-end U.S. dollar to Argentine peso exchange rate.

2.3	Government and Private Securities.

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

Government Securities

As of December 31, 2011 the Bank records its holdings according to the following:

Holdings Recorded at Fair Value

These holdings include trading securities that were valued according to volatilities or present values data issued by the Argentine Central Bank.

The same criterion was applied to holdings of such securities used in purchase and sale transactions pending settlement and repo transactions.

Holdings Recorded at their Acquisition Cost plus the Interest Rate of Return (I.R.R.)

In this caption, the Group records Peso-denominated Bonds issued by the Argentine Nation at Badlar rate due 2015 (Bonar 2015) for a face value of Ps. 139,178. This holding has been valued at their acquisition cost increased on an exponential basis according to their I.R.R. In the case the market value of the instrument is lower than its book value, 50% of the monthly accrual of the I.R.R. must be charged to an asset regularizing account. Said regularizing account shall be reversed by charging to income to the extent its balance exceeds the positive difference the market value and book value.

The same criterion was applied to the securities used in repo transactions.

Government Securities from Repo transactions with the Argentine Central Bank

These holdings include government securities that were valued according to volatilities or present values data issued by the Argentine Central Bank.

The same criterion was applied to holdings of such securities used in purchase and sale transactions pending settlement and repo transactions.

Securities Issued by the Argentine Central Bank

a)	At Fair Value:

These have been valued according to volatilities or present values data issued by the Argentine Central Bank. The same criterion was applied to holdings of such securities used in repo transactions.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

b)	At the Acquisition Cost plus the I.R.R.:

These holdings have been valued at their acquisition cost increased on an exponential basis according to their I.R.R. The same criterion was applied to holdings of such securities used in repo transactions.

Investments in listed private securities

These securities are recorded at fair value, and any difference between their book value and fair value is recognized as a gain or loss in the income statement.

2.4	Financial Trust Debt Securities and Certificates of Participation.

Debt securities that are incorporated at face value are recorded at technical value. The remaining holdings in debt securities are recorded at cost plus the interest rate of return. Certificates of participation are accounted for under the equity method.

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

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

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

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

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

As of December 31, 2011 and 2010, this item has been fully amortized; thus total accumulated amortization amounts to Ps. 866,570 and Ps. 859,638 respectively.

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

Based on the provisions set forth by the Argentine Central Bank, the Group recorded an asset related to the MPIT amounting to Ps.186,408 and Ps.395,738, as of December 31, 2011 and 2010, respectively.

Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and therefore income taxes for Banco Galicia are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-bank subsidiaries had recognized a deferred tax asset as of December 31, 2011 and 2010.

2.13.	Liabilities— Banco de Galicia y Buenos Aires S.A.’s customers fidelity program “Quiero” (I want)

Under Argentine Banking GAAP there is no specific guidance to account for fidelity programs, consecuently, the Bank used the guidance in U.S. GAAP to develop a model with the following characteristics:

The Bank records the points assigned to the Bank’s customers through the “Quiero” (“I want”) Program at its fair value. Said value is assessed by means of the use of a mathematical model that takes into account certain events of exchange percentages, the cost for the exchanged points based on the combination of available products and the preferences of the Bank’s customers, as well as the expiration term of the customers’ non-exchanged points.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

As of December 31, 2011, the Bank recorded liabilities for Ps. 50,521 from its customers’ non-exchanged points under the caption “Miscellaneous Liabilities”.

2.14	Statements of Cash Flows.

The consolidated statements of cash flows were prepared using the measurement methods prescribed by the Argentine Central Bank. Cash and cash equivalents include cash and due from banks and highly liquid investments with an original maturity of three months or less.

2.15	Use of Estimates.

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

3.	Restriction on Cash and Due from Banks and Other Assets.

3.1 Pursuant to Argentine Central Bank regulations, Banco Galicia must maintain a monthly average liquidity level. Computable assets for complying with the minimum cash requirement are cash and the checking accounts opened at the Argentine Central Bank.

The minimum cash requirement at the end of each fiscal year was as follows (as measured in average daily balances):

	December 31,
	2011		2010
Peso balances	Ps.	3,917,272	Ps.	2,841,388
Foreign currency balances		1,944,576		1,903,774

3.2 Certain of the Group’s other assets are pledged or restricted from use under various agreements. The following assets were restricted at each balance sheet date:

	December 31,
	2011		2010
Funds and securities pledged under various arrangements	Ps.	1,044,154	Ps.	943,830
Shares on equity investments (*)		5,250		5,250
Deposits in the Argentine Central Bank, restricted under Argentine Central Bank regulations		2,693		2,402
Loans granted as collateral(**)		123,541		85,147

Total	Ps.	1,175,638	Ps.	1,036,629

(*)	Shares over which transferability is subject to prior approval of the National or Provincial authorities, as applicable, under the terms of certain concession contracts signed.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

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

(**)	Securities granted as collateral for lines of credit provided by the International Finance Corporation (“IFC”). The Bank used Bonar 2015 Bonds to collateralized Ps. 108,035 and Ps.55,075 IFC lines of credit at December 31, 2011 and 2010, respectively.

Furthermore, as of December 31, 2011, Banco de Galicia y Buenos Aires S.A. used National Government Bonds due 2015 in Pesos for a Face Value (F.V.) of 8,200 equal to Ps. 10,422 as collateral for the loans granted within the Credit Program to the Province of San Juan for the amount of Ps. 5,305.

In addition, the Bank used National Government Bonds due 2015 in Pesos for a F.V. of 4,000 equal to Ps. 5,084 as collateral for the loans granted within the Credit Program to the Province of Mendoza for the amount of Ps. 3,106.

4.	Interest-Bearing Deposits with Other Banks.

As of December 31, 2011 and 2010, the overnight foreign bank interest-bearing deposits included under the caption “Loans—Other” amounted to Ps. 65,981 and Ps. 215,282, respectively.

5.	Government and Private Securities.

Government and corporate securities consist of the following at the respective balance sheet dates:

	December 31,
	2011		2010
Government Securities
Holdings Recorded at Fair Market Value
- Government Bonds		105,381		56,100
- Others		1,334		12,131

Total Holdings Recorded at Fair Market Value	Ps.	106,715	Ps.	68,231
Holdings Recorded at their Acquisition Cost plus the I.R.R.
- Government Bonds		162,414		133,756

Total Holdings Recorded at their Acquisition Cost plus the I.R.R.	Ps.	162,414	Ps.	133,756
Government Securities from Repo Transactions with the Argentine Central Bank
- Government Bonds		40,600		—

Total Government Securities from Repo Transactions with the Argentine Central Bank	Ps.	40,600	Ps.	—
Securities Issued by the Argentine Central Bank
- Argentine Central Bank Bills at Fair Market Value		10,313		359,073
- Argentine Central Bank Bills for Repo Transactions		1,344,245		180,232
- Argentine Central Bank Bills at Acquisition Cost plus the I.R.R.		713,541		257,454
- Argentine Central Bank Notes at Fair Market Value		2,146,017		2,903
- Argentine Central Bank Notes for Repo Transactions		66,494		—
- Argentine Central Bank Notes at Acquisition Cost plus the I.R.R.		637,396		1,266,061

Total Securities Issued by the Argentine Central Bank		4,918,006		2,065,723

Total Government Securities	Ps.	5,227,735	Ps.	2,267,710

Investments in listed Private Securities
- Notes (Listed)		1,088		4,484
- Shares		2,040		68
- Negotiable Mutual Funds from Abroad (E.T.F.s)		—		5,750

Total Private Securities		3,128		10,302

Total Government and Private Securities	Ps.	5,230,863	Ps.	2,278,012

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

As of December 31, 2011, Bonar 2015 Bonds sold under repurchase agreements amounted to Ps. 513,864 and were recorded under the caption “Other Receivables resulting from financial brokerage”.

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

Advances – short-term obligations drawn on by customers through overdrafts.

Promissory Notes – endorsed promissory notes, discounted and purchased bills and factored loans.

Mortgage loans – loans to purchase or improve real estate and collateralized by such real estate or commercial loans secured by real estate.

Pledge loans – loans where collateral is pledged as an integral part of the loan document.

Credit card loans – loans to credit card holders.

Personal loans – loans to individuals.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

As of December 31, 2011 and 2010, the classification of the Group’s loan portfolio was as follows:

	December 31,
	2011		2010
Non-financial public sector	Ps.	24,606	Ps.	24,565
Financial sector (Argentine)		326,239		80,633
Non-financial private sector and residents abroad		31,837,635		22,287,056
- With preferred guarantees		1,441,277		1,257,111
- With other guarantees		4,866,007		3,694,518
- Unsecured		25,530,351		17,335,427

Subtotal		32,188,480		22,392,254

Allowance for loan losses (See Note 7)		(1,283,953)		(1,038,473)

Total	Ps.	30,904,527	Ps.	21,353,781

The Bank also records its loan portfolio by industry segment. The following industry segments comprised the most significant loan concentrations as of December 31, 2011 and 2010, respectively:

	December 31,
	2011	2010
Consumer	54.77%	54.68%
Manufacturing	14.75%	13.47%
Primary Products	11.99%	11.03%
Services	6.11%	6.63%
Wholesale Trade	5.96%	6.85%
Retail Trade	3.50%	4.05%
Construction	1.59%	1.42%
Financial Sector	1.32%	1.42%

7.	Allowance for Loan Losses.

The activity in the allowance for loan losses for the fiscal years ended December 31, 2011, 2010 and 2009, was as follows:

	December 31,
	2011		2010		2009
Balance at beginning of year	Ps.	1,038,473	Ps.	806,446	Ps.	526,801
Provision charged to income		820,083		523,588		625,897
Allowances Reversed		(22,146)		(8)		(5,424)
Foreign exchange effect and other adjustments (*)		30		195,776		13,693
Loans charged off		(552,487)		(487,329)		(354,521)

Balance at end of year	Ps.	1,283,953	Ps.	1,038,473	Ps.	806,446

(*)	As of December 31, 2010 Ps. 185,381 of allowances as of the acquisition date of Compañia Financiera Argentina S.A. was included.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

Certain loans, principally small loans, are charged directly to income and are not reflected in the activity in the allowance for loan losses. The “Loan loss provision” in the accompanying statements of income includes:

	December 31,
	2011		2010		2009
Provisions charged to income	Ps.	820,083	Ps.	523,588	Ps.	625,897
Direct charge-offs		19,776		17,079		10,501
Other receivable losses		2,471		9,921		3,051
Financial leases		1,040		936		56

	Ps.	843,370	Ps.	551,524	Ps.	639,505

The Bank has entered into certain troubled debt restructuring agreements with customers. The Bank has eliminated any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses. Loans under such agreements amounted to Ps. 137,276, Ps. 123,462 and Ps. 197,460 as of December 31, 2011, 2010 and 2009, respectively.

8.	Other Receivables Resulting from Financial Brokerage.

The composition of other receivables from financial brokerage, by type of guarantee, is as follows:

	December 31,
	2011		2010
Preferred guarantees, including deposits with The Argentine Central Bank	Ps.	613,490	Ps.	420,328
Other guarantees		568		604
Unsecured		4,455,108		3,036,864
Less: Allowance for doubtful accounts		(55,375)		(131,806)

	Ps.	5,013,791	Ps.	3,325,990

The breakdown of the caption “other” included in the balance sheet was as follows:

	December 31,
	2011		2010
Mutual funds	Ps.	143,309	Ps.	147,009
Galtrust I		538,768		620,501
Other financial trust participation certificates		818,065		455,874
Accrued commissions		47,036		38,418
Others		623,630		537,511

	Ps.	2,170,808	Ps.	1,799,313

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

9.	Equity Investments.

Equity investments in other companies consisted of the following as of the respective balance sheet dates:

	December 31,
	2011		2010
In Financial Institutions, complementary and authorized activities
Banelco S.A	Ps.	8,097	Ps.	9,569
Visa Argentina S.A		3,899		3,000
Mercado de Valores de Buenos Aires S.A.		8,139		8,138
Tarjeta Naranja Perú S.A		8,044		—
Banco Latinoamericano de Exportaciones S.A		2,133		1,971
Others		790		790

Total equity investments in Financial Institutions, complementary and authorized activities	Ps.	31,102	Ps.	23,468

In Non-financial Institutions
Electrigal S.A		5,455		5,455
A.E.C. S.A		26,703		26,703
Aguas Cordobesas S.A		8,911		8,911
Distrocuyo S.A.		3,955		—
Other		1,501		1,574

Total equity investments in non-financial institutions	Ps.	46,525	Ps.	42,643

Allowances	Ps.	(21,462)	Ps.	(13,263)

Total Equity investments	Ps.	56,165	Ps.	52,848

10.	Bank Premises and Equipment and Intangible Assets.

The major categories of Grupo Financiero Galicia’s premises and equipment and accumulated depreciation, as of December 31, 2011 and 2010, were as follows:

	December 31,
	2011		2010
Land and buildings	P	s. 1,032,702	P	s. 973,556
Furniture and fittings		256,034		227,155
Machinery and equipment		499,415		423,111
Vehicles		11,015		8,528
Others		1,187		4,444
Accumulated depreciation		(765,661)		(688,727)

	P	s. 1,034,692	P	s. 948,067

Depreciation expense recorded for the fiscal years ended December 31, 2011, 2010 and 2009, was Ps.92,942, Ps. 76,899 and Ps. 73,904, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

The major categories of intangible assets as of December 31, 2011 and 2010 were as follows:

	December 31,
	2011		2010
Goodwill, net of accumulated amortization of Ps.12,776 and Ps.98,767, respectively	Ps.	10,827	Ps.	23,467
Organization and development expenses, net of accumulated amortization of Ps.428,650 and Ps. 336,276, respectively		711,944		430,648

	Ps.	722,771	Ps.	454,115

Total amortization expenses for the fiscal years ended December 31, 2011, 2010 and 2009, was Ps. 124,169, Ps. 355,408 and Ps. 166,675, respectively.

Organization and development expenses included software and the related implementation services purchased from third parties, with a net book value of Ps.583,970; Ps.349,527 and Ps.213,226 at December 31, 2011, 2010 and 2009, respectively.

The table below shows the components of goodwill by type of activity for the periods presented:

	December 31,
	2011		2010
Banking		10,827		19,903
Data Processing		—		3,564

	Ps.	10,827	Ps.	23,467

11. Miscellaneous Assets.

Miscellaneous assets consisted of the following as of December 31, 2011 and 2010:

	December 31,
	2011		2010
Construction in progress	Ps.	21,791	Ps.	5,423
Deposits on fixed asset purchases		15,751		2,848
Stationery and supplies		16,305		12,254
Real estate held for sale		2,772		3,584
Assets under leasing agreements		18,885		19,157
Land and Building		72,454		21,897
Others		15,148		16,240

	Ps.	163,106	Ps.	81,403

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

12. Allowances and Provisions.

Allowances on other assets and reserves for contingencies were as follows:

	December 31,
	2011		2010
Allowances against asset accounts:
Other receivables resulting from financial brokerage, for collection risk (a)		55,375		131,806
Assets under financial leases (a)		6,509		5,469
Equity investments in other companies (b)		21,462		13,263
Miscellaneous receivables, for collection risk (a)		54,456		26,025

Reserves for contingencies:
For severance payments (c)		15,060		12,139
Litigations (d)		91,892		84,051
Other contingencies (e)		82,582		87,956
Sundry liabilities arising from credit card activities (f)		35,021		46,493
Other commitments (g)		2,162		125
Differences arising from court deposit’s dollarization (h)		1,996		1,846
Negative Goodwill (i)		346,931		465,634

Total reserves for contingencies	Ps.	575,644	Ps.	698,244

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

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

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

At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP), the Revenue Board of the Province of Córdoba and the Municipalities of the cities of Mendoza and San Luis are in the process of conducting audits, with respect to claims made by such agencies, regarding taxes applicable to Credit Cards issuing companies. The original amount claimed for such reason, totals Ps.10,959, approximately.

Based on the opinions of tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless.

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

(h) Represents the difference between the amounts of deposits subject to pesification at Ps. 1.40 and such amounts at the exchange rate as of December 31, 2011.

(i) In accordance with Argentine Central Bank regulations, as a result of the difference between the cost of acquisition and the value of assets and liabilities acquired as of June 30, 2010, consistently valued with those of the Group, a negative goodwill of Ps.450,547 was recorded for Compañía Financiera Argentina S.A. and Ps.15,087 for Cobranzas y Servicios S.A., which were recorded under the caption “Liabilities – Provisions”.

The allocation to income of the negative goodwill is carried out on a straight-line basis over 60 months, taking into account Argentine Central Bank regulations on the subject. Therefore, the negative goodwill recorded for Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. were Ps. 335,776 and Ps. 11,155 respectively, as of December 31, 2011.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

13.	Other Liabilities Resulting from Financial Brokerage- Banks and International Entities, and Loans from Domestic Financial Institutions

The Bank also borrows funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

	December 31,
	2011		2010
Description
Banks and International Entities
Contractual long-term Liabilities
Floating Rate Bank Loans 2019		9,496		8,232
Internacional Finance Corp. (I.F.C.)		256,399		229,540
Other lines from foreign banks		17,669		—

Total long-term liabilities	Ps.	283,564	Ps.	237,772

Contractual short-term liabilities:
Other lines from foreign banks		1,142,258		408,973

Total short-term liabilities	Ps.	1,142,258	Ps.	408,973

Total Banks and International Entities	Ps.	1,425,822	Ps.	646,745

Loans from Domestic Financial Institutions
Contractual long-term liabilities:
BICE (Banco de Inversión y Comercio Exterior)		60,726		23,709
Other lines from domestic banks		538,479		434,064

Total long-term liabilities	Ps.	599,205	Ps.	457,773
Contractual short-term liabilities:
Other lines from credit from domestic banks		216,046		155,424

Total short-term liabilities	Ps.	216,046	Ps.	155,424

Total Domestic Financial Institutions	Ps.	815,251	Ps.	613,197

TOTAL	Ps.	2,241,073	Ps.	1,259,942

Accrued interest on the above liabilities in the amount of Ps.10,620 and Ps.6,245 as of December 31, 2011 and 2010, respectively, are included in “Others” under the caption “Other Liabilities Resulting from Financial Brokerage” in the accompanying balance sheet.

Long-term debt of Ps.882,769 corresponds mainly to: (a) a line of credit from the IFC for Ps.256,399 for financing investment projects, b) debt issued as a result of the Bank’s foreign debt restructuring completed in May 2004 for Ps.9,496, (c) debt with domestic banks for Ps.538,479, corresponding mainly of the regional credit-card companies, (d) lines of credit from the BICE for Ps.60,726 for financing investment projects.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

As of December 31, 2011, maturities of the above long-term loans for each of the following five fiscal years and thereafter were as follows:

Contractual long-term Liabilities
2012		558,579
2013		212,185
2014		56,488
2015		43,279
2016		2,742
Thereafter		9,496

	Ps.	882,769

14.	Other Liabilities Resulting from Financial Brokerage—Negotiable Obligations

The amounts outstanding and the terms corresponding to outstanding negotiable obligations at the dates indicated were as follows:

			Annual	As of December 31,
	Currency	Maturity	Interest Rate	2011	2010
Negotiable Obligations (1)

Long-term liabilities:
9 % Notes Due 2003 (Semi-annual interest, principal payable at maturity)	US$	2003	9,00%	7,057	6,652
Banco Galicia- Due 2018 (Semi-annual interest, principal payable at maturity)	US$	2018	8,75%	1,277,915	—
Banco Galicia- Subordinated Due 2019 (Semi-annual interest, principal payable at maturity)	US$	2019	11,00%	984,364	1,253,027
Tarjetas Cuyanas S.A. Class V series II (Interest quarterly, principal payable at maturity)	Ps.	2013	Badlar + 400 b.p.	72,626	—
Tarjetas Cuyanas S.A. Class VI series I (Interest quarterly, principal payable at maturity)	US$	2012	7,50%	80,119	—
Tarjetas Cuyanas S.A. Class VI series II (Interest quarterly, principal payable at maturity)	US$	2013	8,50%	30,380	—
Tarjetas Cuyanas S.A. S. XVIII (Interest fixed semi-annual interest—principal payable every six months)	U$S	2012	12,00%	9,965	39,164
Tarjetas Cuyanas S.A. Class III (Issued at a discounted base, principal payable at maturity)	US$	2011	6,00%	—	79,841

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

			Annual	As of December 31,
	Currency	Maturity	Interest Rate	2011		2010
Tarjetas Naranja S.A. Class IV (Interest fixed semi-annual interest—principal payable every six months)	US$	2011	15,50%		—	77,064
Tarjetas Naranja S.A. Class IX Series II (Interest fixed semi-annual interest, principal payable at maturity)	US$	2011	12,50%		—	59,038
Tarjetas Naranja S.A. Class XII (Interest fixed quarterly interest, principal payable at maturity)	US$	2011	6,10%		—	139,214
Tarjetas Naranja S.A. Class XIII (Interest fixed semi-annual interest, principal payable in 3 annual quotas )	US$	2017	9,00%		843,787	—
Tarjetas Naranja S.A. Class XIV Series II (Interest quarterly, principal payable at maturity)	Ps.	2013	Badlar+340 b.p.		77,650	—
Tarjetas Naranja S.A. Class XVI Series I (Interest fixed, payable quarterly, principal payable at maturity)	US$	2012	7,50%		90,517	—
Tarjetas Naranja S.A. Class XVI Series II (Interest fixed, payable quarterly, principal payable at maturity)	US$	2013	8,75%		59,655	—
CFA ON Clase III Series II (Quarterly interest, principal payable every 3 months)	Ps.	2012	Badlar+408 b.p		42,315	—
CFA ON Clase IV (Quarterly interest, principal payable at maturity)	Ps.	2013	Badlar+400 b.p		100,569	—
CFA ON Clase V series II (Quarterly interest, principal payable at maturity)	Ps.	2013	Badlar+425 b.p		62,555	—
Grupo Financiero Galicia Class I Series II (Interest fixed semi-annual interest, principal payable at maturity)	US$	2011	12,50%		—	42,128
Grupo Financiero Galicia Class II Series II (Interest fixed semi-annual interest, principal payable at maturity)	US$	2012	8,00%		78,089	70,546
Grupo Financiero Galicia Class II Series III (Interest fixed semi-annual interest, principal payable at maturity)	US$	2013	9,00%		109,633	106,782

TOTAL				Ps.	3,927,196	1,873,456

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

			Annual	As of December 31,
	Currency	Maturity	Interest Rate	2011		2010
Short-term liabilities:
Tarjeta Naranja Class X (Quarterly interest, principal payable at maturity)	Ps.	2011	Badlar + 275 b.p.		—	48,177
Tarjeta Naranja Class XI (Quarterly interest, principal payable at maturity)	Ps.	2011	Badlar + 295 b.p		—	40,919
Tarjetas Cuyanas S.A. Class I (Quarterly interest, principal payable at maturity)	Ps.	2011	Badlar + 300 b.p		—	28,854
Tarjetas Cuyanas S.A. Class II (Quarterly interest, principal payable at maturity)	Ps.	2011	9,95%		—	37,484
Tarjeta Naranja S.A. ON Clase XIV Series I (Interest fixed, payable quarterly, principal payable at maturity)	Ps.	2012	13,50%		20,040	—
Tarjetas Naranja S.A. Class XV (Interest quarterly, principal payable at maturity)	Ps.	2012	Badlar + 375 b.p.		61,651	—
Tarjetas Cuyanas S.A. S. IV (Interest quarterly, principal payable at maturity)	Ps.	2012	Badlar + 285 b.p		48,333	—
Tarjetas Cuyanas S.A. Class V series I (Interest quarterly, principal payable at maturity)	Ps.	2012	14,00%		12,776	—
CFA Class V S I (Quarterly interest, principal payable at maturity)	Ps.	2012	Badlar + 325 b.p		84,560	—

TOTAL				Ps.	227,360	155,434

Total Notes				Ps.	4,154,556	2,028,890

(1)	Only principal, except for Subordinated Obligations which include accrued interest for Ps.51,645.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

As of December 31, 2011 and 2010, interest and principal on all of the above debt securities denominated in U.S. dollars were payable in U.S. dollars except for Tarjeta Naranja’s Class IV, IX and XVI Notes and Tarjetas Cuyanas’ Class XVIII Notes, which were payable in Pesos.

Accrued interest on the above liabilities for Ps.75,077 and Ps.12,885 as of December 31, 2011 and 2010, respectively, was included in “Other” under the caption “Other Liabilities Resulting from Financial Brokerage “ in the accompanying balance sheet.

Long-term negotiable obligations as of December 31, 2011 mature as follows:

Maturity Long Term
Past Due (*)	7,057
2012	381,991
2013	432,083
2014	—
2015	281,262
2016	281,262
Thereafter	2,543,541

3,927,196

(*)	Corresponds to past due debt not yet restructured.

15. Balances in Foreign Currency.

The balances of assets and liabilities denominated in foreign currencies (principally in U.S. dollars(*))were as follows:

		Ps.2,769,587		Ps.2,769,587
	December 31,
	2011		2010
Assets:
Cash and due from banks	Ps	. 2,769,587	Ps	. 3,131,530
Government and private securities		57,335		40,169
Loans		4,290,584		3,103,434
Other receivables resulting from financial brokerage		553,188		426,779
Assets under financial leases		35,787		28,018
Equity investments in other companies		2,212		2,046
Miscellaneous receivables		44,648		45,879
Bank premises and equipment		22		419
Miscellaneous assets		43		40
Unallocated items		345		45
Other assets		17		6

Total	Ps	. 7,753,768	Ps	. 6,778,365

Liabilities:
Deposits	Ps	. 4,535,817	Ps	. 4,017,664
Other liabilities resulting from financial brokerage		5,668,794		2,344,487
Miscellaneous liabilities		21,143		19,233
Provisions		17,278		13,868
Subordinated Negotiable Obligations		984,364		1,253,027
Unallocated items		286		472
Other Liabilities		115		101

Total	Ps	. 11,227,797	Ps	. 7,648,852

(*)	Exchange rate 4.3032 as of December 31, 2011 and 3.9758 as of December 31, 2010

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

The Group covers its foreign currency mismatch through foreign currency futures transactions. These transactions are carried out through auto-regulated markets (MAE / ROFEX) and with customers.

16. Transactions with Related Parties

The Group has granted loans to certain related parties including related officers, equity-method investees and consolidated companies. Total loans outstanding as of December 31, 2011 and 2010, amounted to Ps.139,402 and Ps.126,502, respectively, and the change from December 31, 2010 to December 31, 2011, reflects payments amounting to Ps.40,746 and advances of Ps.51,862. Furthermore, there were foreign exchange differences of Ps.1,784 on the above-mentioned portfolio between those dates.

Such loans were made in the ordinary course of business at normal credit terms, including interest rates and collateral requirements, and, in management’s opinion, such loans represent normal credit risk.

17. Breakdown of Captions Included in the Income Statement.

	December 31,
	2011		2010		2009
Financial Income

Interest on other receivables resulting from financial brokerage:
Interest on purchased certificates of deposits		25,383		11,684		14,914
Advance payment-Leasing		5,064		1,968		2,928
Other		4,139		1,786		5,413

	Ps	. 34,586	Ps	. 15,438	Ps	. 23,255

Other
Premiums on forward purchases of Government securities under repos		49,465		29,584		16,114
Interest on pre-export and export financing		87,992		73,298		94,517
Result from other credits by financial brokerage		5,586		4,543		60,550
Net position of valuation public sector loans		—		—		4,106
Net position of forward transactions in pesos		616		—		27
Other		606		223		—

	Ps	. 144,265	Ps	. 107,648	Ps	. 175,314

Financial Expenses

Interest on other liabilities resulting from financial brokerage:
Interest on negotiable obligations		238,791		92,980		157,970
Interest on other liabilities resulting from financial brokerage from other banks and international entities		111,619		72,624		74,002

	Ps	. 350,410	Ps	. 165,604	Ps	. 231,972

Other interest
Interest for other deposits		25,726		6,360		2,862
Other		173		7		20

	Ps	. 25,899	Ps	. 6,367	Ps	. 2,882

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

	December 31,
	2011		2010		2009
Other
Premiums on repo transactions		28,595		13,169		33,780
Contributions and taxes on financial income		367,392		236,792		135,644
Net position of forward transactions in pesos		—		48,630		24,068
Other		11,437		627		375

	Ps.	407,424	Ps.	299,218	Ps.	193,867

Income from services

Other
Commissions on credit cards		1,479,306		1,127,881		781,367
Safety rental		72,283		51,248		30,221
Insurance premiums		11,614		337		12,671
Other		291,038		89,020		78,644

	Ps.	1,854,241	Ps.	1,268,486	Ps.	902,903

Expenses for services

Other
Gross revenue taxes		186,980		131,260		91,016
Linked with credit cards		329,175		295,150		212,427
Other		94,458		14,946		14,706

	Ps.	610,613	Ps.	441,356	Ps.	318,149

Administrative expenses

Other operating expenses
Rentals		125,805		85,551		62,234
Electricity and communications		135,573		106,439		85,850
Maintenance and repair expenses		96,394		67,274		52,134
Security Services		116,393		75,707		50,282
Other operating expenses		52,131		38,670		29,604

	Ps.	526,296	Ps.	373,641	Ps.	280,104

Miscellaneous income

Other
Interest on miscellaneous receivables		67,488		25,375		31,076
Premiums and commissions from insurance business		745,376		388,486		333,669
Waiver for repayment of debt		—		—		85,550
Other		71,678		61,635		52,051

	Ps.	884,542	Ps.	475,496	Ps.	502,346

Miscellaneous losses

Other
Claims		6,355		3,412		2,561
Commissions and expenses on insurance business		288,070		136,228		93,686
Other		39,414		28,192		26,921

	Ps.	333,839	Ps.	167,832	Ps.	123,168

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

18. Income Taxes.

Income tax for the fiscal years ended December 31, 2011, 2010 and 2009, amounted to Ps.753,863, Ps.258,191 and Ps.155,992, respectively. The statutory income tax rate as of December 31, 2011, 2010 and 2009 was 35%. As of December 31, 2010, the Group had tax loss carryforwards in the approximate amount of Ps.262,400, that may reduce future year’s taxable income for income tax purposes. Such tax loss carryforwards were fully applied as of December 31, 2011.

As of December 31, 2011 and 2010, the consolidated Group’s MPIT available to credit against future income tax amounts to Ps.186,408 and Ps.395,738, respectively. Such MPIT expire over the following ten years.

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

In addition to the above-mentioned, the Argentine Central Bank shall not accept distribution of profits as long as computable capital is lower than minimum capital requirements increased by 75% including the requirement with regard to operational risk.

Distribution of profits shall require the prior authorization of the Argentine Central Bank’s Superintendence of Financial and Foreign Exchange Institutions, which intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

Tarjeta Naranja S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006 decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s shareholders’ equity is below Ps. 300,000.

Tarjeta Naranja S.A. has agreed, pursuant to the terms and conditions of the Class IV and XIII Negotiable Obligations not to distribute dividends that may exceed 50% of the company’s net income. This restriction also applies in the case there is any excess on certain indebtedness ratios.

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

As called for by Argentine Central Bank regulations, as of December 31, 2011 and 2010, the minimum capital requirements were as follows:

	Minimum Capital		Computable Capital		Computable Capital as a % of Minimum Capital
December 31, 2011	Ps.	2,860,486	Ps.	4,416,112	154.38
December 31, 2010	Ps.	2,007,081	Ps.	3,593,930	179.06

21. Earnings per Share.

Earnings per share are based upon the weighted average of common shares outstanding of Grupo Galicia in the amount of 1,241,407 for the fiscal years ended December 31, 2011, 2010 and 2009.

Earnings per share for the fiscal years ended December 31, 2011, 2010 and 2009, were 0.892, 0.329, and 0.185, respectively.

As of December 31, 2011, 2010 and 2009, there were no outstanding dilutive instruments and therefore for the purposes of calculating earnings per share Grupo Galicia had a simple capital structure.

22. Contribution to the Deposit Insurance System.

Law No. 24,485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. As from January 2011, said amount has been established at Ps. 120.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

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

As of January 1, 2005, the Argentine Central Bank set this contribution in 0.015%.

As of December 31, 2011, 2010 and 2009, the standard contribution to the Deposits Insurance System amounted to Ps.44,874, Ps.31,839 and Ps.26,030, respectively, recorded in the Consolidated Statements of Income in Financial Expenses under the caption “Contributions made to Deposit Insurance Fund”.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

23. Statements of Income and Balance Sheets.

The presentation of financial statements according to the Argentine Central Bank rules differs significantly from the format required by the Securities and Exchange Commission under Rules 210.9 to 210.9-07 of Regulation S-X (Article 9). The statement of income presented below discloses the categories required by Article 9 using Argentine Banking GAAP:

	December 31,
	2011		2010		2009
Interest income:
Interest and fees on loans (*)	Ps.	5,307,748	Ps.	3,174,796	Ps.	2,278,655
Interest and dividends on investment securities:
Non taxable interest income		235,187		21,263		270,353
Interest on interest bearing deposits with other banks		565		746		638
Interest on other receivables from financial brokerage		172,050		135,620		90,186
Trading account interest, net		457,737		318,121		284,837

Total interest income		6,173,287		3,650,546		2,924,669

Interest expense
Interest on deposits		1,307,826		766,710		880,775
Interest on securities sold under agreements to repurchase		28,595		13,169		33,780
Interest on short-term liabilities from financial intermediation		28,254		77,350		67,283
Interest on long-term liabilities from financial intermediation (*)		483,382		235,985		233,477

Total interest expense		1,848,057		1,093,214		1,215,315

Net interest income		4,325,230		2,557,332		1,709,354

Provision for loan losses, net of reversals		639,045		445,833		595,713

Net interest income after provision for loan losses		3,686,185		2,111,499		1,113,641

(*)	Includes CER/CVS adjustments.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

	December 31,
	2011		2010		2009
Non-interest income:
Service charges on deposit accounts	Ps.	471,354	Ps.	323,328	Ps.	253,299
Credit-card service charges and fees		1,350,887		981,215		704,025
Other commissions		1,692,671		1,188,063		882,084
Income from equity in other companies		132,696		62,054		11,347
Premiums and commissions on insurance business		745,376		388,486		333,669
Other		82,327		127,723		195,426

Total non-interest income	Ps.	4,475,311	Ps.	3,070,869	Ps.	2,379,850

Non-interest expense:
Commissions		881,586		601,797		424,847
Salaries and social security charges		2,029,918		1,407,961		975,767
Fees and external administrative services		481,424		268,235		183,730
Depreciation of bank premises and equipment		92,942		76,899		73,904
Personnel services		124,156		89,345		76,760
Rentals		125,805		85,551		62,234
Electricity and communications		135,573		106,439		85,850
Advertising and publicity		280,486		189,596		127,836
Taxes		935,030		608,485		406,161
Amortization of organization and development expenses		104,597		63,132		45,908
Maintenance and repair expenses		96,394		67,274		52,134
Commissions and expenses on insurance business		288,070		136,228		93,686
Amortization of “Amparo claims”		6,933		280,946		109,310
Other Provisions and reserves		87,622		102,387		109,296
Other		459,192		326,668		234,289

Total non-interest expense	Ps.	6,129,728	Ps.	4,410,943	Ps.	3,061,712

Income before tax expense		2,031,768		771,425		431,779
Income tax expense		753,863		258,191		155,992

Net Income	Ps.	1,277,905	Ps.	513,234	Ps.	275,787

Less: Net Loss attributable to non-controlling interest		170,962		104,333		46,512

Net Income attributable to Controlling interest	Ps.	1,106,943	Ps.	408,901	Ps.	229,275

Net income per Ordinary Share in Argentine Pesos		0.892		0.329		0.185

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

Argentine Central Bank rules also require certain classifications of assets and liabilities, which are different from those required by Article 9. The following balance sheet presents Grupo Galicia’s balance sheet as of December 31,2011 and 2010, as if they had followed Article 9 balance sheet disclosure requirements using Argentine Banking GAAP.

	December 31,
	2011		2010
Assets:
Cash and due from banks	Ps	. 6,430,617	Ps	. 5,657,730
Interest-bearing deposits in other banks		65,981		215,282
Federal funds sold and securities purchased under resale agreements or similar agreements		1,631,035		240,811
Trading account assets		5,295,723		2,706,167
Investment securities		2,808,772		2,297,543
Loans		31,591,420		21,861,678
Allowances for loan losses		(1,283,953)		(1,038,473)
Miscellaneous receivables		762,489		823,602
Bank Premises and Equipment		1,034,692		948,067
Intangible Assets		722,771		454,115
Other assets		2,445,497		1,945,243

Total assets	Ps	. 51,505,044	Ps	. 36,111,765

Liabilities and Shareholders’ Equity:
Deposits	Ps	. 29,899,642	Ps	. 22,115,956
Short-term borrowing		1,585,664		719,831
Other liabilities		409,195		273,792
Amounts payable for spot and forward purchases to be settled		564,045		950,453
Other liabilities resulting from financial brokerage		8,263,663		5,022,761
Long-term debt		4,809,965		2,569,001
Miscellaneous Liabilities		1,316,297		909,632
Contingent liabilities		575,644		698,244

Total Liabilities		47,424,115		33,259,670

Common Stock		1,241,407		1,241,407
Other stockholders’ equity		2,310,208		1,228,093
Non-controlling Interest		529,314		382,595

Total Shareholders’ Equity		4,080,929		2,852,095

Total Liabilities and Equity	Ps	. 51,505,044	Ps	. 36,111,765

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

The carrying value and market value of each classification of Investment securities in the Article 9 balance sheet were as follows:

	December 31, 2011							December 31, 2010
			Unrealized							Unrealized
	Carrying value		Gains		Losses	Market value		Carrying value		Gains		Losses	Market value
Securities issued by the National Government
Bonar 2015 Bonds		779,731		294,145	—		849,254		642,147		198,693			726,643
GalTrust I		720,710		503,064	—		720,710		783,761		566,115			783,761
Other Debt Securities and Certificates of Participation
Almafuerte Special Fund		174,091		3,602	—		177,693		169,890			(3,167)		166,723
Other assets		1,134,240		—	—		1,134,240		701,745		—			701,745

TOTAL	Ps.	2,808,772	Ps.	800,811	—	Ps.	2,881,897	Ps.	2,297,543	Ps.	764,808	(3,167)	Ps.	2,378,872

As of December 31, 2011 and 2010 the Group maintained investments in Certificates of Participation in Almafuerte Special Fund and Trusts sponsored by the Bank and its subsidiaries. At such dates the Group has determined that unrealized losses on these investments were temporary as the Group did not: i) intends to sell the security, (ii) it is more likely than not the Group will be required to sell the security before recovering its cost, or (iii) the Group does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell).

The maturities as of December 31, 2011, of the Investment securities included in the Article 9 balance sheet were as follows:

	December 31, 2011
	Carrying Value		Maturing within 1 year	Maturing after 1 year but within 5 years	Maturing after 5 years but within 10 years	Maturing after 10 years
Bonar 2015 Bonds Investments		779,731	—	779,731	—	—
Galtrust I		720,710	82,629	478,790	159,291	—
Almafuerte Special Fund		174,091	6,092	167,999	—	—
Other assets		1,134,240	704,150	270,895	69,175	90,020

TOTAL	Ps.	2,808,772	792,871	1,697,415	228,466	90,020

The following table presents realized gains and losses from AFS securities:

Year ended December 31,	2011	2010	2009
Proceeds from sales	—	2,376,489	—
Gross realized gains	—	971,680	—
Net unrealized gains	39,170	408,981	1,312,212

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

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

	December 31,
	2011		2010		2009
Total revenues:(*)
Republic of Argentina	Ps.	10,846,006	Ps.	6,868,807	Ps.	5,417,227
Republic of Uruguay		16,063		8,195		14,489
Grand Cayman Island		4,732		940		65
Net income (loss), net of monetary effects allocable to each country:
Republic of Argentina		1,107,687		418,066		238,740
Republic of Uruguay		(3,967)		(8,647)		(7,274)
Grand Cayman Island		3,223		(518)		(2,191)
Total assets:
Republic of Argentina		51,102,871		35,538,519		27,350,754
Republic of Uruguay		88,918		167,749		237,544
Grand Cayman Island		1,237		1,795		14,068
Bank Premises and Equipment
Republic of Argentina		1,034,670		947,648		897,583
Republic of Uruguay		22		419		738
Miscellaneous assets
Republic of Argentina		163,063		81,363		63,803
Republic of Uruguay		43		40		38
Goodwill
Republic of Argentina		10,827		23,467		26,346
Other intangible assets
Republic of Argentina		711,944		430,648		545,409
Republic of Uruguay		—		—		569
Geographical segment assets as a percentage of total assets
Republic of Argentina		99.83%		99.53%		99.09%
Republic of Uruguay		0.17%		0.47%		0.86%
Grand Cayman Island		—		—		0.05%

(*)	The caption Revenues include financial income, income from services and miscellaneous income.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

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

A summary of the credit exposure related to these items is shown below:

	December 31,
	2011		2010
Commitments to extend credit	Ps.	2,552,994	Ps.	1,840,214
Standby letters of credit		403,734		335,761
Guarantees granted		333,976		213,830
Acceptances		116,370		111,744

Commitments to extend credit are agreements to lend to a customer at a future date, subject to the meeting of the contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent actual future cash requirements of the Group. The Group evaluates each customer’s creditworthiness on a case-by-case basis. In addition to the above commitments, as of December 31, 2011 and 2010, the available purchase limits for credit card holders amounted to Ps.36,378,671 and Ps.25,950,025, respectively.

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

The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to its customers, the Group may require counter-guarantees. These financial customer guarantees are classified by type, as follows:

	December 31,
	2011	2010
Preferred counter-guarantees	Ps. 12,688	Ps. 15,503
Other counter-guarantees	99,698	48,640

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

The Group accounts for checks drawn on it and other banks, as well as other items in process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until such time when the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process were as follows:

	December 31,
	2011		2010
Checks drawn on the Bank	Ps.	421,273	Ps.	419,405
Checks drawn on the other Bank		659,759		529,215
Bills and other items for collection		4,716,946		3,575,900

As of December 31, 2011 and 2010, the trusts’ funds amounted to Ps.3,265,680 and Ps.2,502,979, respectively.

In addition, the Group had securities in custody, which as of December 31, 2011 and 2010, amounted to Ps. 11,825,332 and Ps.10,634,818 , respectively.

As of December 31, 2011, the Group also has off-balance sheet contractual obligations arising from the leasing of certain properties used as a part of our distribution network. The estimated future lease payments in connection with these properties are as follows:

2012		75,407
2013		85,636
2014		95,484
2015		106,083
2016		116,466
2017 and After		126,165

Total	Ps.	605,241

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

The derivative instruments held by the Group as of December 31, 2011 and 2010 were as follows:

Type of Contract	Underlying	Average Weighted Maturity Term as of December 31, 2011	Notional Amount as of December 31, 2011	Net Book Value as of December 31, 2011 Asset / (Liability)	Net Book Value as of December 31, 2010 Asset / (Liability)	Fair Value as of December 31, 2011	Fair Value as of December 31, 2010
FORWARDS (a)
- Purchases	Foreign currency	3 months	6,006,508	(2,794)	(3,163)	(2,794)	(3,163)
- Sales	Foreign currency	2 months	2,090,664	3,035	1,932	3,035	1,932
FUTURES (b)
- Purchases	Interest Rate	4 months	429,000	—	—	—	—
- Sales	Interest Rate	4 months	281,000	—	—	—	—
FORWARDS - CLIENTS (c)
- Purchases	Foreign currency	2 months	330,379	—	—	—	—
- Purchases	Foreign currency	4 months	69,544	(768)	(92)	(768)	(92)
- Sales	Foreign currency	2 months	330,379	—	—	—	—
- Sales	Foreign currency	3 months	275,277	8,372	3,471	8,372	3,471
FORWARD FOREIGN CURRENCY HEDGE CONTRACT (d)
- Purchases	Foreign currency	2 months	8,000	(1,024)	—	(1,024)	—
- Purchases	Foreign currency	3 months	20,000	(2,160)	(5,120)	(2,160)	(5,120)
- Purchases	Foreign currency	4 months	10,000	(860)	(2,710)	(860)	(2,710)
- Purchases	Foreign currency	6 months	10,000	(467)	—	(467)	—
OPTIONS (e)
- Put option written Boden 2012 coupon	National government securities	12 months	11,874	—	—	—	(302)
- Put option written Boden 2013 coupon	National government securities	18 months	56,277	—	—	—	(3,421)
- Call option bought on Gold Futures	Other	4 months	9,028	—	—	—	—
- Call option written on Gold Futures	Other	4 months	9,470	—	—	—	—
INTEREST RATE SWAP (f)
- Fixed for variable interest rate	Interest Rate	6 months	105,000	—	—	—	—
- Variable for fixed interest rate	Interest Rate	6 months	174,000	—	—	—	—

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

(a) These transactions are made through recognized exchange markets, such as Mercado Abierto Electrónico (MAE) and Mercado a Término de Rosario (ROFEX).

The general settlement method for these transactions does not require delivery of the traded underlying notional. Rather, settlement is carried on a daily basis for the difference, if any, between the closing price of the underlying and the closing price or value of the underlying corresponding to the previous day, the difference in price being charged to income.

As of December 31, 2011 there are pending purchases-sales forwards transactions amounts to Ps (2,794) and Ps. 3,035, respectively.

(b) These transactions are conducted within the trading environment created by the M.A.E. The underlying is the Badlar rate for time deposits of 30 to 35 days and of more than one million Pesos of private banks. Settlement is carried on a daily basis for the difference between the forward price or value of the traded underlying asset and the closing price or value, the difference in price being charged to income.

In case balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

As of December 31, 2011 and 2010, there are not pending amounts recorded for purchases-sales futures transactions.

(c) These transactions have been conducted directly with customers. The Group records under “Other Receivables from Financial Brokerage” and / or “Other Liabilities Resulting from Financial Brokerage”, as the case may be, the difference between the agreed foreign currency exchange rate and such exchange rate at the end of the year according with the future prices published by Rofex.

(d) The Group entered into forward foreign currency hedge contracts, aimed to hedge the risk associated with the exchange rate exposure of financial debt designated in U.S. Dollars.

The settlement of the outstanding transactions at the settlement date shall be carried without the physical delivery of the currency. That is to say, it shall be by compensation or difference between the spot exchange rate for settlement and the forward exchange rate.

(e) Put options: As established by Decree 1836/02 and Argentine Central Bank regulations, in connection with the second exchange offered by the government to exchange restructured deposits for government bonds, the Bank granted an option to sell coupons to the holders of restructured deposits certificates who had opted to receive Boden 2013 Bonds and Boden 2012 Bonds in exchange for their certificates.

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

As of December 31, 2011 and 2010, the options bought and sold were recorded at their exercise price in memorandum accounts. The premiums collected and/or paid have been accrued on a straight-line basis over the life of the contract.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

Call options: These transactions have been conducted with the purpose of hedging the variable yield of the deposits received by the Bank and set forth by the Argentine Central Bank.

The deposit date, the term to exercise the option and the underlying asset are the same than those for the related deposit. Notional amounts have been computed so that the offset value of derivative instruments is similar to the variable yield of the investment. Changes in the value of the underlying asset at the time of the arrangement and at fiscal year-end, equivalent to the variable yield, have been recognized in Income and are recorded under “Other Receivables Resulting from Financial Brokerage” and/or under “Other Liabilities Resulting from Financial Brokerage”, as appropriate. Premiums received and/or paid have accrued on a straight-line basis during the currency of the agreement.

As of December 31, 2011, call options bought and written totaled Ps.9,028 and Ps.9,470, respectively. These options have been recorded under “Memorandum Accounts – Debit-Derivatives—Notional Value of Call Options Bought” and under “Memorandum Accounts – Credit-Derivatives – Notional Value of Call Options Written”.

(f) These transactions are conducted within the environment created by the MAE, and the settlement thereof is carried out on a monthly basis, in pesos, for the difference between the cash flows calculated using a variable rate (Badlar for time deposits of 30 to 35 days of private banks) and the cash flows calculated using a fixed rate, or vice versa, on the notional value traded, the difference in price being charged to income.

In case accrued balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

27.	Disclosure about Fair Value of Financial Instruments.

ASC 825, “Disclosures about Fair Value of Financial Instruments” requires disclosures of estimates of fair value of financial instruments. These estimates were made at the end of December 2011 and 2010. Because many of the Bank’s financial instruments do not have a readily trading market from which to determine fair value, the disclosures are based upon estimates regarding economic and current market conditions and risk characteristics. Such estimates are subjective and involve matters of judgment and, therefore, are not precise and may not be reasonably comparable to estimates of fair value for similar instruments made by other financial institutions.

The estimated fair values do not include the value of assets and liabilities not considered financial instruments.

In order to determine the fair value, cash flows were discounted for each category or group of loans having similar characteristics, based on credit risk, guarantees and/or maturities, using rates offered for similar loans by the Bank as of December 31, 2011 and 2010, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

	2011				2010
	Book Value		Fair Value		Book Value		Fair Value
Derivative activities: (see Note 26)
Assets	Ps	11,407	Ps	11,407	Ps	5,403	Ps	5,403
Liabilities		8,073		8,073		11,085		14,808	(*)

Non derivative activities:
Assets:
Cash and due from banks (1)	Ps	6,418,891	Ps	6,418,891	Ps	5,645,571	Ps	5,645,571
Government securities (2)
At fair market value		2,370,139		2,370,139		430,207		430,207
At acquisition cost plus IRR		2,857,596		2,886,192		1,867,503		1,849,295
Private Securities		3,128		3,128		10,302		10,302
Loans (3)		30,904,527		31,118,836		21,353,781		22,122,026
Others (4)		5,162,002		5,111,782		3,526,930		3,514,578

Liabilities:
Deposits (5)	Ps	30,135,137	Ps	30,122,198	Ps	22,222,764	Ps	20,210,974
Other liabilities resulting from financial
Intermediation:
Banks and international entities and Loans from Domestic Financial Institutions (6) and
Negotiable obligations (7)		6,487,448		6,269,460		3,307,905		3,307,916
Others (8)		8,415,982		7,905,956		5,542,108		5,240,036

(*)	The difference between book value and fair value is related to Boden 2012 and Boden 2013 Bonds written options, which were recorded off-balance under Argentine Banking GAAP, and treated as derivatives and recorded at its fair value for U.S. GAAP purposes, as described in note 35.l.

The following is a description of the estimating techniques applied:

(1) Cash and due from banks: By definition, cash and due from banks are short-term and do not possess credit loss risk. The carrying values as of December 31, 2011 and 2010 are a reasonable estimate of fair value.

(2) Government securities: As of December 31, 2011 and 2010 holdings recorded at fair market value correspond to government bonds and securities issued by Argentine Central Bank which are carried at fair value. As of December 31, 2011 and 2010 holdings recorded at their acquisition cost plus the IRR correspond mainly to Bonar 2015 bonds and securities issued by Argentine Central Bank which fair value corresponds to their quoted market value.

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

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

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

(6) Banks and international entities and loans from domestic financial institutions: Includes credit lines borrowed under different credit arrangements from local and foreign banks and entities. Most of them were restructured as of May 2004. As of December 2011 and 2010, when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

(7) Negotiable obligations: As of December 31, 2011 and 2010, the fair value of the negotiable obligations was determined based on quoted market prices and when no quoted market prices were available, the estimated fair value has been calculated by discounting the contractual cash flows of these liabilities at estimated market rates.

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

At fiscal year-end, Banco Galicia Uruguay S.A. (in liquidation)’s Shareholder’s Equity amounts to Ps.50,707.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

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

As of December 31, 2011 and 2010 the Special Fund’s balances amount to Ps. 174,091 and Ps. 169,890, respectively.

As of December 31, 2011 and 2010 the underlying assets of the Special Fund were invested in Bonar 2014 Bonds amounting to Ps. 394,875 and to Ps. 370,946, respectively. As of December 31, 2011 and 2010 the Bank held 45% of the Special Fund.

30.	Financial Trusts.

a)	Financial trusts with the Bank as trustee outstanding at fiscal year-end:

Name	Issuance Date	Estimated maturity date	Trustee	Trust assets	Portfolio transferred		Book value of securities held in own portfolio
							12.31.11		12.31.10
Galtrust I	10.13.00	10.10.15	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	U.S. 490,224	(*)	Ps.	538,768	Ps.	521,862
Galicia	04.16.02	05.06.32	Bapro Mandatos y Negocios S.A.	National Government Bonds in Pesos at 2% due 2014 (2)	Ps. 108,000		Ps.	121,520	Ps.	96,364
Créditos Inmobiliarios Galicia II	10.12.05	12.15.25	Deustche Bank S.A.	Mortgage loans	Ps. 150,000			—	Ps.	721
Galicia Personales VII	02.21.08	11.15.12	Deustche Bank S.A.	Personal loans	Ps. 150,000			—	Ps.	1,652

Totals							Ps.	660,288	Ps.	620,599

(*)	The remaining US$ 9,776 was transferred in cash.
(1)	In exchange for loans to the Provincial Governments.
(2)	In exchange for secured loans.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

b) As of December 31, 2011 and December 31, 2010, the Bank records financial trusts in own portfolio:

•	Received as loans repayment for Ps.112,924 and Ps.20,752, respectively.

•	Acquired as investments for Ps.315,641 and Ps.140,084, respectively.

c) Trust Activities

•	Trust contracts for purposes of guaranteeing compliance with obligations:

Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to the Bank, amounts as fiduciary property, to be invested according to the following detail:

Date of Contract	Trustor	Balances of Trust Funds December 31, 2011	Maturity Date (1)
04.10.07	Sullair	7	01.31.13
02.12.08	Sinteplast	8	01.28.13
12.21.09	Las Blondas	7	04.30.14
09.24.10	Grupo Gestión	2,042	09.30.12
12.07.10	Aceitero Trust Fund	1,941	12.31.12
12.20.10	Tecsan II	24,097	12.28.13
07.26.11	Tecsan III	100,338	07.28.16
10.21.11	Coop. de Trab. Portuarios	1,000	10.21.13
	Total	Ps. 129,440

(1) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

•	Financial trust contracts:

Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	Balances of Trust Funds December 31, 2011		Maturity Date
		Ps.	US$
07.13.05	Rumbo Norte I	1,253	28	07.13.12	(3)
10.12.05	Hydro I	11,810	—	09.05.17	(2)
12.05.06	Faid 2011	10,666	—	02.28.12	(3)
12.06.06	Gas I	17,324	—	12.31.12	(3)
09.05.07	Saturno VII	90	—	03.31.12	(3)
05.06.08	Agro Nitralco II	8,432	—	12.31.12	(3)
05.14.09	Gas II	2,787,515	—	05.31.14	(3)
08.31.10	Sursem I	18	—	03.31.12	(3)
02.10.11	Cag S.A.	39,212	—	06.30.12	(3)
03.22.11	Atanor	28,773	—	04.01.12	(3)
04.25.11	Faid 2015	58,262	—	02.29.16	(3)
06.08.11	Mila III	37,450	—	10.31.16	(3)
07.04.11	Sursem II	17,970	—	07.31.12	(3)

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

09.01.11	Mila IV	27,815	—	06.30.17	(3)
09.14.11	Cag S.A. II	37,295	—	09.30.12	(3)
10.07.11	Sursem III	13,045	—	11.30.12	(3)
11.02.11	Fideicred Agro I	39,188	—	07.26.12	(3)
	Totals	3,136,118	28

(2)	These amounts shall be released monthly until redemption of debt securities.
(3)	Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

d) Banco de Galicia y Buenos Aires S.A.´s activities as Security Agent:

d.1) Under the terms and conditions for the issuance of Negotiable Obligations Class I for a F.V. of US$ 25,000 corresponding to INVAP S.E., Banco de Galicia y Buenos Aires S.A. entered into an agreement with the latter whereby the Bank undertakes the function of Security Agent.

Pursuant to the terms set forth in the above agreement, INVAP S.E. granted in rem rights with first pledge and privilege over payment rights and any other credit right owned by INVAP S.E. in favor of the Security Agent and in representation of the holders of the secured obligations, in order that the latter can guarantee compliance thereof until the redemption of such Negotiable Obligations.

The Bank, in its capacity as Security Agent, is in charge of the administration of pledged banking accounts, authorized investments, and also carries out all functions specified under the terms and conditions of the agreement. Pledged balances as of December 31, 2011 amount to US$ 38,063 and Ps. 57, while as of December 31, 2010 said balances amounted to US$ 34,774 and Ps. 97.

d.2) On April 8, 2011 Banco de Galicia y Buenos Aires S.A. was appointed Security Agent to custody the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina SA) that were assigned in favor of Nación Fideicomisos SA in its capacity of Trustee of “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

Said endorsement guarantees secure the payment of all obligations arising from the above-mentioned trusts for the total amount of US$ 1,340,000.

The Bank, in its capacity as Security Agent, will custody the documents regarding the National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement thereof.

As of December 31, 2011, the balances recorded from these transactions amount to US$ 1,364,097 and Ps. 408.

31.	Segment Reporting.

The Group has disclosed its segment information in accordance with the “Disclosures about Segments of an Enterprise and Related Information” ASC 280-10. Operating segments are defined as components of an enterprise about which separate financial information is available and which is regularly reviewed by the Board of Directors in deciding how to allocate resources and in assessing performance. Reportable segments consist of one or more operating segments with similar economic characteristics, distribution systems and regulatory environments. The information provided for Segment Reporting is based on internal reports used by the Board of Directors.

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

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

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

Regional Credit Cards: shows the results of our regional credit card and consumer finance business and represents the accounts of Tarjetas Regionales S.A. consolidated with its subsidiaries. As of December 31, 2011, Tarjetas Regionales S.A.’s main subsidiaries were Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A.

CFA Personal Loans: shows the results of Compañía Financiera Argentina S.A.This Company was incorporated as of June 30, 2010 in the consolidated financial statements of the Bank.

Insurance: includes the results of our insurance business and represents the accounts of Sudamericana Holding S.A. and its subsidiaries, including the results of the 12.5% interest owned by the Bank. As of December 31, 2011, Grupo Financiero Galicia S.A. maintained, through Sudamericana Holding S.A., controlling interests in Galicia Vida Compañía de Seguros S.A., Galicia Retiro Compañía de Seguros S.A. and Sudamericana Asesores de Seguros S.A.

Other Grupo Businesses: shows the results of Galicia Warrants S.A., Net Investment S.A. (in both cases, including the 12.5% interest of the Bank), Galval Agente de Valores S.A. and GV Mandataria de Valores S.A.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

In Pesos Thousands	Banking	Regional Credit Cards	CFA Personal Loans	Insurance	Other Grupo’s Businesses	Adjustments	Consolidated Total
Year ended December 31, 2011
Net Financial Income	2,362,549	701,587	655,534	47,510	680	(24,317)	3,743,543
Net Income from Services	1,095,450	1,571,092	36,014	—	19,182	(270,035)	2,451,703
Net Operating Revenue	3,457,999	2,272,679	691,548	47,510	19,862	(294,352)	6,195,246
Provisions for Loan Losses	494,109	270,390	78,871	—	—	—	843,370
Administrative Expenses	2,302,358	1,402,148	373,481	103,214	21,786	2,224	4,205,211
Net Operating Income	661,532	600,141	239,196	(55,704)	(1,924)	(296,576)	1,146,665
Income from Equity Investment
Tarjetas Regionales SA	347,019	—	—	—	—	(347,019)	—
Compañía Financiera Argentina SA	315,026	—	—	—	—	(315,026)	—
Sudamericana	11,285	—	—	—	—	(11,285)	—
Others	17,711	—	—	—	—	114,985	132,696
Other Income (Loss)	80,389	141,202	94,513	199,005	3,808	233,490	752,407
Non-controlling interests	—	(106,418)	—	—	—	(64,544)	(170,962)
Pre-tax Income	1,432,962	634,925	333,709	143,301	1,884	(685,975)	1,860,806
Income tax provision	325,700	287,906	111,143	50,330	2,586	(23,802)	753,863
Net Income	1,107,262	347,019	222,566	92,971	(702)	(662,173)	1,106,943
Net Income as a % of Grupo Financiero Galicia’s Net Income	100%	31%	20%	8%	—	—

Average:
Private Loans	19,608,300	5,087,467	1,522,954	—	—	—	26,218,721
Deposits	25,146,838	—	289,384	—	—	(8,031)	25,428,191
End of Period:
Assets	43,324,590	7,306,208	2,326,969	390,391	39,831	(2,194,963)	51,193,026
Equity	3,602,824	1,099,184	954,067	135,072	21,334	(2,260,866)	3,551,615

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

In Pesos Thousands	Banking	Regional Credit Cards	CFA Personal Loans	Insurance	Other Grupo’s Businesses	Adjustments	Consolidated Total
Year ended December 31, 2010
Net Financial Income	1,426,748	503,385	282,021	28,656	(738)	(37,861)	2,202,211
Net Income from Services	880,591	1,040,109	25,902	—	12,835	(177,560)	1,781,877
Net Operating Revenue	2,307,339	1,543,494	307,923	28,656	12,097	(215,421)	3,984,088
Provisions for Loan Losses	307,240	199,461	44,823	—	—	—	551,524
Administrative Expenses	1,693,034	905,035	159,165	56,188	17,351	14,541	2,845,314
Net Operating Income	307,065	438,998	103,935	(27,532)	(5,254)	(229,962)	587,250
Income from Equity Investment
Tarjetas Regionales SA	270,494	—		—	—	(270,494)	—
Compañía Financiera Argentina SA	133,277	—	—	—	—	(133,277)	—
Sudamericana	4,023	—	—	—	—	(4,023)	—
Others	13,665	—	—	—	—	48,389	62,054
Other Income (Loss)	(259,390)	101,716	37,473	75,102	4,602	162,618	122,121
Non-controlling interests	—	(78,417)	—	—	—	(25,916)	(104,333)
Pre-tax Income	469,134	462,297	141,408	47,570	(652)	(452,665)	667,092
Income tax provision	—	191,803	51,195	16,269	1,303	(2,379)	258,191
Net Income	469,134	270,494	90,213	31,301	(1,955)	(450,286)	408,901
Net Income as a % of Grupo Financiero Galicia’s Net Income	115%	66%	22%	8%	(1)%	—	—

Average:
Private Loans	12,818,609	3,341,756	640,405	—	—	2	16,800,722
Deposits	18,111,998	—	116,499	—	—	(13,095)	18,215,402
End of Period:
Assets	30,212,422	4,888,094	1,754,255	293,886	37,810	(1,478,404)	35,708,063
Equity	2,595,660	812,252	787,460	105,102	22,599	(1,853,573)	2,469,500

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

In Pesos Thousands	Banking	Regional Credit Cards	Insurance	Other Grupo Businesses	Adjustments	Consolidated Total
Year ended December 31, 2009
Net Financial Income	1,144,226	375,491	28,543	(1,931)	(1,151)	1,545,178
Net Income from Services	727,855	736,985	—	12,485	(166,405)	1,310,920
Net Operating Revenue	1,872,081	1,112,476	28,543	10,554	(167,556)	2,856,098
Provisions for Loan Losses	388,665	250,840	—	—	—	639,505
Administrative Expenses	1,321,785	621,865	42,984	19,255	23,240	2,029,129
Net Operating Income	161,631	239,771	(14,441)	(8,701)	(190,796)	187,464
Income from Equity Investment
Tarjetas Regionales SA	133,028	—	—	—	(133,028)	—
Sudamericana	3,352	—	—	—	(3,352)	—
Others	13,139	—	—	—	(1,792)	11,347
Other Income (Loss)	(139,303)	54,966	55,327	15,629	246,349	232,968
Non-controlling interests	—	(32,642)	—	—	(13,870)	(46,512)
Pre-tax Income	171,847	262,095	40,886	6,928	(96,489)	385,267
Income tax provision		129,067	14,153	4,576	8,196	155,992
Net Income	171,847	133,028	26,733	2,352	(104,685)	229,275
Net Income as a % of Grupo Financiero Galicia’s Net Income	75%	58%	12%	1%	—	—

Average:
Private Loans	8,959,360	2,402,489	—	—	(18,215)	11,343,634
Deposits	14,765,933	—	—	—	(7,376)	14,758,557
End of Period:
Assets	27,224,687	3,365,737	260,694	39,209	(3,287,961)	27,602,366
Equity	2,126,522	586,757	90,801	21,854	(773,395)	2,052,539

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

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

Additional disclosures for business combinations as required by ASC 805-10-50-2 (h)

The table below presents an unaudited condensed income statement data of CFA (Compañía Financiera Argentina S.A., Cobranzas y Servicios S.A. and Procesadora Regional S.A. are collectively refer to as “CFA”) for the six-month period ending December 31, 2010, which represents the results of CFA since the acquisition date included in Grupo Galicia’s consolidated income statement for the year ended December 31, 2010.

Condensed income statement of CFA for the six-month period ending December 31, 2010
Net financial income	282,021
Net Income from services	25,902
Net operating revenue	307,923
Provisions for loan losses	(44,823)
Administrative expenses	(159,165)
Net operating income	103,935
Other income loss	37,473
Non-controlling interest	—
Pre-tax income	141,408
Income tax provision	(51,195)
Net Income	90,213

The table below presents the unaudited pro forma condensed consolidated income statement for the year ended December 31, 2010 which give effect to Grupo Galicia’s acquisition of CFA as if it had occurred on January 1, 2010.

The unaudited pro forma condensed consolidated income statement presented below is derived from the historical financial statements of CFA and Grupo Galicia’s in accordance with Argentina Banking GAAP. Such unaudited pro forma consolidated financial information does not include eliminations related to transactions between Grupo Galicia and CFA, the anticipated realization of cost savings from any operating efficiencies, synergies or restructurings resulting from the integration of CFA.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

Grupo Galicia believes that the assumptions used to derive the unaudited pro forma condensed consolidated income statement are reasonable given the information available; however, such assumptions are subject to change and the effect of any such change could be material. The unaudited pro forma condensed consolidated income statement has been provided for information purposes only and is not necessarily indicative of the financial condition or results of operations that would have been achieved had the transaction actually been completed on the dates indicated and do not purport to be indicative of results of operations at any future date or for any future period.

	Unaudited pro-forma condensed income statement of Grupo Galicia for the twelve-month period ending December 31, 2010	Unaudited pro-forma condensed income statement Grupo Galicia for the twelve-month period ending December 31, 2009
Net financial income	2,453,977	1,918,615
Net Income from services	1,807,430	1,351,678
Net operating revenue	4,261,407	3,270,293
Provisions for loan losses	(681,602)	(791,689)
Administrative expenses	(2,999,289)	(2,269,451)
Net operating income	580,516	209,153
Other income	194,764	273,057
Non-controlling interest	(104,333)	(155,992)
Pre-tax income	670,947	326,218
Income tax provision	(283,428)	(65,871)
Net Income	387,519	260,347

33. Differences between the Argentine Central Bank’s regulations and Argentine GAAP in the Autonomous City of Buenos Aires.

The main differences between the Argentine Central Bank’s regulations and Argentine GAAP are detailed below:

Bonar 2015 Bonds in Holdings recorded at their acquisition cost plus IRR

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

As of December 31, 2011, these holdings have been valued at their acquisition cost increased on an exponential basis according to their I.R.R. The same criterion was applied to holdings of such bonds used in reverse repo transactions. Under Argentine GAAP these securities should be valued at market price, the Bank’s Shareholders’ Equity would have been increased by Ps.69,523 as of December 31, 2011.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

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

Negative Goodwill

As of December 31, 2011and 2010, the Bank have recorded a negative goodwill (net of the accumulated amortizations) for Ps.346,931 and Ps.465,634, respectively, thus regularizing the equity investments. This negative goodwill stems from the difference between the acquisition cost paid by the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and their equity method value estimated at the time of the purchase.

Pursuant to the Argentine Central Bank regulations, the negative goodwill is recorded regularizing the equity investment and subsequently charged to income on a straight-line basis during 60 months. Pursuant to Argentine GAAP, negative goodwill should be recognized as a gain as the time of the purchase.

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

Adoption of the International Financial Reporting Standards by the National Securities Commission

The international financial reporting standards adopted by the National Securities Commission (C.N.V.) are not applicable to Banco de Galicia y Buenos Aires S.A., Galicia Seguros S.A. and Galicia Retiro S.A. This is due to the fact that the C.N.V. holds the position to accept accounting criteria set forth by other regulatory or control bodies, such as those established by the Argentine Central Bank for the companies included in the Financial Institutions Law and those established by the Argentine Superintendency of Insurance for insurance companies.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

It is worth noting that Technical Pronouncement No. 26 waives the compulsory application of the International Financial Reporting Standards to companies regarding which, even if they have negotiable securities within the public offering system, whether because of their capital or else their negotiable obligations, the C.N.V. holds the position to accept accounting criteria set forth by other regulatory or control bodies, such as companies included in the Financial Institutions Law and insurance companies.

In line with the aforementioned, on April 28, 2010, the Company’s Board of Directors approved the specific implementation plan, which excluded Banco de Galicia y Buenos Aires S.A. and the insurance companies.

Later, on November 24, 2011, the C.N.V. issued General Resolution No. 595 through which companies that invest in banks and insurance companies are exempted from the mandatory adoption of the I.F.R.S. Therefore, due to the fact that Banco de Galicia y Buenos Aires S.A. is the Company’s main equity investment, a financial institution subject to the Argentine Central Bank regulations, the Company will continue following the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A. for the presentation of the consolidated financial statements. Therefore, on January 24, 2012, the Company’s Board of Directors decided to suspend the application of the implementation plan submitted in due time.

Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A., institutions which are both included in the public offering system because of their Negotiable Obligations pursuant to Law No.17811, have approved their respective implementation plans according to the provisions set forth in General Resolution No. 562 issued in December 2009 by the C.N.V. Thus, Tarjetas Regionales S.A.’s Board of Directors approved a plan to voluntarily implement said regulations, which was carried out in coordination with the above-mentioned subsidiaries and allows for the application of such regulations as from January 1, 2012.

34. Subsequent events

Grupo Financiero Galicia

On January 4, 2012 Grupo Financiero Galicia acquired in the market 500,000 shares of Banco Galicia. As a result Grupo Financiero Galicia stake in Banco Galicia as of January 2012 increased from 94.84% to 94.93%.

On April 19, 2012, our shareholders held a shareholders’ meeting during which they approved the payment of dividends in cash in the amount of Ps.17.8 million which represents 1.4% with regard to 1,241,407,017 class “A” and “B” ordinary shares with a face value of Ps.1 each.

On April 24, 2012, the Board of Directors approved the issuance of Class III notes for a total global maximum face value of up to US$32 million.

Banco Galicia

After fiscal year end, the organizational structure changed due to the following events:

•	Tarjeta Naranja S.A.’s board of directors approved the merger of Tarjeta Mira S.A. (merged company) into Tarjeta Naranja S.A. (merging company).

•

Tarjetas Regionales carried out a capital increase that was mainly paid in by the contribution of the minority shareholders’ holdings in its subsidiaries Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A. Therefore, Banco Galicia’s direct and indirect interest decreased to 77% of the capital stock and the remaining 23% is held by the shareholders who, by means of the above-mentioned contribution, became Tarjetas Regionales’ minority shareholders.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

The Argentine Central Bank established an additional capital requirement to cover operational risks, beginning on February 1, 2012. Said additional requirement is equivalent to 15% of the annual average of financial income and net income from services from the 36 months prior to the date of calculation, excluding certain items considered extraordinary or not strictly related to operational risk. The regulation also established a schedule to fulfill with this additional requirement, which reaches 100% in December 2012.

The Argentine Central Bank also established new requirements regarding dividend distribution. The excess of computable capital over the minimum requirement was increased from 30% to 75%, including 100% of the above mentioned requirement for operational risk.

Tarjetas Regionales

On January 6, 2012, the board of directors of Tarjetas Cuyanas, a subsidiary of Tarjetas Regionales, approved the issuance of its Class VII notes, to be issued in one or two series, for a nominal aggregate maximum amount of Ps.150 million. On January 24, 2012 Tarjetas Cuyanas issued Series I and Series II notes, for a face value of Ps.106.1 million and Ps.43.9 million respectively.

Compañía Financiera Argentina

On April 12, 2012, the distribution of a cash dividend for Ps.176.3 million was approved at CFA’s shareholders’ meeting.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

35. Summary of Significant Differences between Argentine Central Bank Rules and United States Accounting Principles.

As discussed more fully in “u. Consolidated Cash Flows” below, the company has restated the previously presented cash flows in accordance with the generally accepted accounting principles in the United States (“US GAAP”) for the years ended December 31, 2010 and 2009.

The following is a description of the significant differences between Argentine Banking GAAP and U.S. GAAP.

a. Income tax

Argentine Central Bank regulations do not require the recognition of deferred tax assets and liabilities and, therefore, income taxes for Banco Galicia and CFA are recognized on the basis of amounts due in accordance with Argentine tax regulations. However, Grupo Galicia and Grupo Galicia’s non-bank subsidiaries apply the deferred income tax method. As a result, Grupo Galicia and its non-banking subsidiaries have recognized a deferred tax asset as of December 31, 2011 and 2010.

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

Deferred tax assets (liabilities) are summarized as follows:

	December 31, 2011
	ASC 740-10 applied to Argentine GAAP balances		ASC 740-10 applied to U.S. GAAP adjustments		U.S. GAAP Deferred Tax total
Deferred tax assets
Allowance for loan losses – private sector		237,743		(7,379)		230,364
Intangible assets		1,326		73,851		75,177
Impairment of fixed assets and foreclosed assets		—		19,110		19,110
Debt restructuring		—		14,924		14,924
Investments		13,146		—		13,146
Liabilities		93,314		—		93,314
Others		46,441		41,178		87,619

Total gross deferred tax assets	Ps.	391,970	Ps.	141,684	Ps.	533,654

Deferred tax liabilities:
Investments		—		(29,272)		(29,272)
Others		(102,495)		—		(102,495)

Total gross deferred tax liabilities	Ps.	(102,495)	Ps.	(29,272)	Ps.	(131,767)

Net deferred income tax asset	Ps.	289,475	Ps.	112,412	Ps.	401,887

	December 31, 2010
	ASC 740-10 applied to Argentine GAAP balances		ASC 740-10 applied to U.S. GAAP adjustments		U.S. GAAP Deferred Tax total
Deferred tax assets
Allowance for loan losses – private sector		165,836		(22,919)		142,917
Intangible assets		997		46,766		47,763
Impairment of fixed assets and foreclosed assets		—		19,598		19,598
Debt restructuring		—		26,603		26,603
Investments		7,175		—		7,175
Liabilities		70,838		—		70,838
Others		89,128		30,970		120,098
Loss carry forward		91,840		—		91,840

Total gross deferred tax assets	Ps.	425,814	Ps.	101,018	Ps.	526,832

Deferred tax liabilities:
Allowance for loan losses – public sector		(54,514)		—		(54,514)
Provincial public debt		—		(27,541)		(27,541)
Others		(117,998)		—		(117,998)

Total gross deferred tax liabilities	Ps.	(172,512)	Ps.	(27,541)	Ps.	(200,053)

Net deferred income tax asset	Ps.	253,302	Ps.	73,477	Ps.	326,779

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

The following table accounts for the difference between the actual tax provision and the amounts obtained by applying the statutory income tax rate in Argentina to income before income tax, calculated on the basis of U.S. GAAP for the fiscal years ended December 31, 2011, 2010 and 2009:

	December 31,
	2011		2010		2009
Income before taxes and non—controlling interest	Ps.	1,737,935	Ps.	3,035,816	Ps.	940,268
Tax rate in force		35%		35%		35%
Result for the year at the tax rate		608,277		1,062,536		329,094
Permanent differences		70,478		(554,414)		(274,578)

Income tax expense	Ps.	678,755	Ps.	508,122	Ps.	54,516

As of December 31, 2010 and 2009, the Group had tax loss carryforwards, which may reduce future year’s taxable income for income tax purposes. Such tax loss carryforwards have been consumed as of December 31, 2011.

In addition, according to the taxable income projections, the Group estimates that is more likely than not that it will recover the temporary differences and the presumed minimum income tax with future taxable income and the presumed minimum income tax will be utilized during 2012 and 2013. Therefore, no valuation allowance was provided against presumed minimum income tax.

“Accounting for Uncertainty in Income Taxes”, ASC 740-10 was issued in July 2006 and interprets FASB Statement of Financial Accounting Standards ASC 740-10. ASC 740-10 became effective for the Group on January 1, 2007 and prescribes a comprehensive model for the recognition, measurement, financial statement presentation and disclosure of uncertain tax positions taken or expected to be taken in a tax return. ASC 740-10 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2011, there were no uncertain tax positions.

The Group classifies income tax-related interest and penalties as income taxes in the financial statements. The adoption of this pronouncement had no effect on the Group’s overall financial position or results of operations.

The following table shows the tax years open for examination as of December 31, 2011, by major tax jurisdictions in which the Group operates:

Jurisdiction	Tax year
Argentina	2007 – 2011
Uruguay	2007 – 2011

b. Commissions on loans

Under Argentine Banking GAAP, the Bank does not defer loan origination fees and costs. In accordance with U.S. GAAP under ASC 310, loan origination fees net of certain direct loan origination costs should be recognized over the life of the related loan as an adjustment of yield.

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2011 and 2010 amounted to Ps. (118,544) and Ps. (84,642) respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

c. Intangible assets

Goodwill – Amortization and impairment

The following table summarizes the U.S. GAAP shareholders’ equity adjustments as of December 31, 2011 and 2010:

	December 31,
	2011		2010
Goodwill impairment (1)		(3,688)		(11,483)
Reversal of amortizations (2)		44,414		43,618

Total	Ps.	40,726	Ps.	32,135

(1)	The amount includes goodwill recognized under Argentine Banking GAAP, which should be reversed for U.S. GAAP purposes. The adjustment has decreased because during 2011, the Bank has fully amortized a portion of goodwill which was previously impaired for U.S. GAAP purposes.
(2)	Goodwill is amortized for Argentine Banking GAAP purposes. Under U.S. GAAP, according to ASC 350-20, since June 30, 2001, goodwill is no longer amortized. ASC 350 requires that goodwill should be reviewed annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and adjusted in case that an impairment is detected. Goodwill amortization recorded under Argentine Banking GAAP has been reversed for U.S. GAAP purposes. During the year ended December 31, 2011, 2010 and 2009, no impairment was recorded.

Negative Goodwill – Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

As described in note 32, due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of June 30, 2010, for the purchase of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. the Group recorded negative goodwill amounting to Ps.500,608 by Compañía Financiera Argentina S.A. and Ps.16,764 by Cobranzas y Servicios S.A., respectively, under the caption Liabilities-Provisions. The negative goodwill is subsequently charged to Income on a straight-line basis during 60 months.

Under U.S. GAAP, ASC 805 requires the acquisition of the controlling interest of Compañía Financiera Argentina and Cobranzas y Servicios S.A. to be accounted for as a business combination applying the purchase method, recognizing all net assets acquired at their fair value.

Considering that the net assets acquired were originally recorded at their fair value under Argentine Banking GAAP, no adjustments for U.S. GAAP purposes were recorded in this regard. However, the negative goodwill recorded as a liability and being amortized over a 60 months period under Argentine Banking GAAP, has been fully recognized as a gain in the consolidated statement of income for U.S. GAAP purposes under the caption Miscellaneous Income.

In addition, the amortization of negative goodwill recorded under Argentine Banking GAAP has been reversed for U.S. GAAP purposes.

As of December 31, 2011 and 2010, the Group has a balance of Ps. 346,931 and Ps. 465,634 respectively, related to the negative goodwill which has been reversed for U.S. GAAP purposes.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

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

During the year ended December 31, 2011, the Bank has capitalized software costs related to the preliminary project stage and the post-implementation operation stage which were expensed as incurred for U.S. GAAP purposes and therefore increasing the U.S. GAAP adjustment as of December 31, 2011.

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2011 and 2010 is as follows:

	December 31,
	2011		2010
Capitalized cost expensed for U.S. GAAP purposes		(232,638)		(142,866)
Amortization adjustments		21,635		9,253

Total	Ps.	(211,003)	Ps.	(133,613)

d. Loan loss reserves

(i)	Loans – Non-financial national public sector

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

During the year ended December 31, 2010 the Bank sold its position in these loans. Therefore, as of December 31, 2011 and 2010, the shareholders’ equity does not include a reconciliation item related to the above mentioned adjustment.

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

The Bank applies ASC 310-10 to all commercial loans classified as “With problems”, “High Risk of Insolvency” and “Uncollectible” or commercial loans more than 90 days past due. All non-performing commercial loans are individually assessed for impairment. All other loans are assessed on a collective basis.

The allowance for significant non-performing loans is measured based on the present value of estimated future cash flows discounted at the original effective loan rate or on the fair value of the collateral net of estimated costs to sell in the case where the loan is considered collateral-dependent. An allowance for impaired loans is provided when estimated future cash flows discounted at their original effective rate or collateral fair value is lower than book value.

To calculate the allowance required for smaller-balance impaired loans and unimpaired loans, the Bank performs an analysis of historical losses from consumer and performing commercial loan portfolios in order to estimate losses for U.S. GAAP purposes, resulting from loan losses that had been incurred in such loan portfolios at the balance sheet date but which had not been individually identified. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses. Many factors can affect the Bank’s estimates of allowance for loan losses, including volatility of default probability, migrations and estimated loss severity.

Allowances on homogeneous loan portfolios are established based on probability of default, which is defined as the probability of the debtor within a specific loan portfolio or segment and rating, defaulting on its obligations within the next twelve (12) months. Under U.S. GAAP, this probability of default is determined by analyzing estimated defaults or foreclosures based on portfolio trends, historical losses, and client’s payment behavior.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

a.	Allowance for Credit Losses and Recorded Investments in Financial Receivables

The following table presents the allowance for loan losses and the related carrying amount of Financial Receivables for the years ended December 31, 2011 and 2010 respectively:

	As of December 31, 2011
	Consumer	Commercial Loan
	Loan Portfolio	Portfolio	Total
Allowances for loan losses:
Beginning balance	729,212	75,474	804,686
Charge-offs	(457,741)	(94,746)	(552,487)
Recoveries	(22,146)	—	(22,146)
Foreign Exchange effect and other adjustments	30	—	30
Provision	881,554	167,840	1,049,394

Ending balance	1,130,909	148,568	1,279,477

Ending balance- individually evaluated for impairment	—	40,475	40,475
Ending balance- collectively evaluated for impairment	1,130,909	108,093	1,239,002

Financing receivables:
Ending balance	20,204,801	13,352,209	33,557,010

Ending balance: individually evaluated for impairment	—	81,054	81,054
Ending balance: collectively evaluated for impairment	20,204,801	13,271,155	33,475,956

	As of December 31, 2010
	Consumer	Commercial Loan
	Loan Portfolio	Portfolio	Total
Allowances for loan losses:
Beginning balance	671,268	81,024	752,292
Charge-offs	(353,691)	(133,638)	(487,329)
Recoveries	(8)	—	(8)
Foreign Exchange effect and other adjustments	10,395	—	10,395
Provision	401,248	128,088	529,336

Ending balance	729,212	75,474	804,686

Ending balance- individually evaluated for impairment	—	61,607	61,607
Ending balance- collectively evaluated for impairment	729,212	13,867	743,079

Financing receivables:
Ending balance	14,123,190	9,428,926	23,552,116

Ending balance: individually evaluated for impairment	—	137,175	137,175
Ending balance: collectively evaluated for impairment	14,123,190	9,291,751	23,414,941

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

b.	Loan Charge-off s and recoveries

Under Argentine Banking GAAP, recoveries on previously charged-off loans are recorded directly to income and the amount of charged-off loans in excess of amounts specifically allocated is recorded as a direct charge to the income statement. The Bank does not partially charge off troubled loans until final disposition of the loan, rather, the allowance is maintained on a loan-by-loan basis for its estimated settlement value. Under U.S. GAAP, all charge off and recovery activity is recorded through the allowance for loan loss account. Further, loans are generally charged to the allowance account when all or part of the loan is considered uncollectible. In connection with loans in judicial proceedings, resolution through the judicial system may span several years. Loans in judicial proceedings, greater than three years as of December 31, 2011, 2010 and 2009, amounted to Ps.5,966, Ps. 5,061 and Ps.1,726, respectively. Under U.S. GAAP these loans were completely provisioned. The Bank also classified loans, many of which are in judicial proceedings, which amounted to approximately Ps. 144,103, Ps.178,400 and Ps.109,000 as of December 31, 2011, 2010 and 2009, respectively, as uncollectible, although the Bank may hold preferred guarantees. Under U.S. GAAP, these loans would have been charged off. Therefore, the balance of loans and allowance for loan losses would be decreased by these amounts. The Bank’s practice does not affect the accompanying Statements of Income or Shareholders’ equity as the Bank’s reserve contemplates all losses inherent in those troubled loans.

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

The following table discloses the amounts of loans considered impaired in accordance with ASC 310 updated by ASU 2010—20, as of December 31, 2011 and 2010:

	As of December 31, 2011
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	7,334	5,460	—

With an allowance recorded:
Commercial
Impaired Loans	73,720	68,957	40,475

Total	81,054	74,417	40,475

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

	As of December 31, 2010
	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:
Commercial
Impaired Loans	6,147	2,956	—

With an allowance recorded:
Commercial
Impaired Loans	131,028	236,899	61,607

Total	137,175	239,855	61,607

The average recorded investments for impaired loans were Ps. 127,186 and Ps. 184,855 for the years ended December 31, 2011 and 2010, respectively.

The interest income recognized on impairment loans amounted to Ps. 6,495, Ps. 3,451 and Ps. 1,667 for the years ended December 31, 2011, 2010 and 2009, respectively.

d.	Non-accrual Loans

Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”.

The following table represents the amounts of nonaccruals, segregated by class of loans, as of December 31, 2011 and 2010, respectively:

	As of December 31,
	2011	2010
Consumer
Advances	32,052	26,586
Promissory Notes	21,929	25,030
Mortgage Loans	5,835	7,638
Personal Loans	184,800	169,018
Credit Card Loans	328,589	221,786
Other Loans	7,176	12,469

Total Consumer	580,381	462,527

Commercial
Performing Loans	—	—
Impaired Loans	52,295	135,710

Total Commercial	52,295	135,710

Total Non-accrual loans	632,676	598,237

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

An aging analysis of past due loans, segregated by class of loans, as of December 31, 2011 and 2010 were as follows:

	As of December 31, 2011
	30-90	91-180	181-360
	Days Past	Days Past	Days Past	Greater	Total Past		Total
	Due	Due	Due	than 360	Due	Current	Financing
Consumer
Advances	8,568	8,600	15,796	7,656	40,620	292,518	333,138
Promissory Notes	4,613	5,975	8,722	7,232	26,542	974,345	1,000,887
Mortgage Loans	4,784	1,343	517	3,975	10,619	450,328	460,947
Personal Loans	135,295	85,069	90,324	9,407	320,095	5,343,315	5,663,410
Credit Cards Loans	240,774	143,001	175,776	9,812	569,363	11,894,259	12,463,622
Other Loans	1,972	2,297	1,209	3,670	9,148	273,649	282,797

Total Consumer Loans	396,006	246,285	292,344	41,752	976,387	19,228,414	20,204,801

Commercial:
Performing Loans	—	—	—	—	—	13,271,155	13,271,155
Impaired loans	—	4,815	37,370	38,869	81,054	—	81,054

Total Commercial Loans	—	4,815	37,370	38,869	81,054	13,271,155	13,352,209

Total	396,006	251,100	329,714	80,621	1,057,441	32,499,569	33,557,010

	As of December 31, 2010
	30-90	91-180	181-360
	Days Past	Days Past	Days Past	Greater	Total Past		Total
	Due	Due	Due	than 360	Due	Current	Financing
Consumer
Advances	7,124	7,879	10,705	8,002	33,710	203,599	237,309
Promissory Notes	3,572	5,695	9,949	9,386	28,602	789,459	818,061
Mortgage Loans	5,489	2,585	1,222	3,831	13,127	469,721	482,848
Personal Loans	91,978	63,211	86,722	19,085	260,996	3,757,871	4,018,867
Credit Cards Loans	137,370	88,265	115,653	17,868	359,156	7,994,885	8,354,041
Other Loans	3,272	5,018	3,021	4,430	15,741	196,323	212,064

Total Consumer Loans	248,805	172,653	227,272	62,602	711,332	13,411,858	14,123,190

Commercial:
Performing Loans	—	—	—	—	—	9,291,751	9,291,751
Impaired loans	—	—	16,872	112,996	129,868	7,307	137,175

Total Commercial Loans	—	—	16,872	112,996	129,868	9,299,058	9,428,926

Total	248,805	172,653	244,144	175,598	841,200	22,710,916	23,552,116

Financial receivables that are past due 90 days or more do not accrue interests.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

e.	Credit Quality Indicators

The following tables contain the loan portfolio classification by credit quality indicator set forth by the Argentine Central Bank,

Commercial Portfolio:

Loan Classification	Description
1, Normal Situation	The debtor is widely able to meet its financial obligations, demonstrating significant cash flows, a liquid financial situation, an adequate financial structure, a timely payment record, competent management, available information in a timely, accurate manner and satisfactory internal controls, The debtor is in the upper 50% of a sector of activity that is operating properly and has good prospects.
2, With Special Follow-up	Cash flow analysis reflects that the debt may be repaid even though it is possible that the customer’s future payment ability may deteriorate without a proper follow-up.
This category is divided into two subcategories:
(2,a), Under Observation.
(2,b), Under Negotiation or Refinancing Agreements.
3, With Problems	Cash flow analysis evidences problems to repay the debt, and therefore, if these problems are not solved, there may be some losses.
4, High Risk of Insolvency	Cash flow analysis evidences that repayment of the full debt is highly unlikely.
5, Uncollectible	The amounts in this category are deemed total losses, Even though these assets may be recovered under certain future circumstances, inability to make payments is evident at the date of the analysis, It includes loans to insolvent or bankrupt borrowers.

Credit quality indicators for the commercial portfolio are reviewed, at a minimum, on a annual basis,

Consumer Portfolio:

Loan Classification	Description
1, Normal Situation	Loans with timely repayment or arrears not exceeding 31 days, both of principal and interest,
2, Low Risk	Occasional late payments, with a payment in arrears of more than 32 days and up to 90 days, A customer classified as “Normal” having been refinanced may be recategorized within this category, as long as he amortizes one principal installment (whether monthly or bimonthly) or repays 5% of principal,
3, Medium Risk	Some inability to make payments, with arrears of more than 91 days and up to 180 days, A customer classified as “Low Risk” having been refinanced may be recategorized within this category, as long as he amortizes two principal installments (whether monthly or bimonthly) or repays 5% of principal,
4, High Risk	Judicial proceedings demanding payment have been initiated or arrears of more than 180 days and up to one year, A customer classified as “Medium Risk” having been refinanced may be recategorized within this category, as long as he amortizes three principal installments (whether monthly or bimonthly) or repays 10% of principal.
5, Uncollectible	Loans to insolvent or bankrupt borrowers, or subject to judicial proceedings, with little or no possibility of collection, or with arrears in excess of one year.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

Credit quality indicators for the consumer portfolio are reviewed on a monthly basis.

The following table shows the loan balances categorized by credit quality indicators for the years ended December 31, 2011 and 2010:

	As of December 31, 2011
	“1”	“2”	“3”	“4”	“5”
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	292,518	8,568	8,600	15,796	7,656	333,138
Promissory Notes	974,345	4,613	5,975	8,722	7,232	1,000,887
Mortgage Loans	450,328	4,784	1,343	517	3,975	460,947
Personal Loans	5,343,315	135,295	85,069	90,324	9,407	5,663,410
Credit Cards Loans	11,894,259	240,774	143,001	175,776	9,812	12,463,622
Other Loans	273,649	1,972	2,297	1,209	3,670	282,797

Total Consumer Loans	19,228,414	396,006	246,285	292,344	41,752	20,204,801

Commercial:
Performing loans	13,225,772	45,383	—	—	—	13,271,155
Impaired loans	—	28,759	11,547	37,880	2,868	81,054

Total Commercial Loans	13,228,490	71,424	11,547	37,880	2,868	13,352,209

Total Financing Receivables	32,456,904	467,430	257,832	330,224	44,620	33,557,010

	As of December 31, 2010
	“1”	“2”	“3”	“4”	“5”
	Normal Situation	With special follow-up or Low Risk	With problems or Medium Risk	High risk of insolvency or High risk	Uncollectible	Total
Consumer
Advances	203,599	7,124	7,879	10,705	8,002	237,309
Promissory Notes	789,459	3,572	5,695	9,949	9,386	818,061
Mortgage Loans	469,721	5,489	2,585	1,222	3,831	482,848
Personal Loans	3,757,871	91,978	63,211	86,722	19,085	4,018,867
Credit Cards Loans	7,994,885	137,370	88,265	115,653	17,868	8,354,041
Other Loans	196,323	3,272	5,018	3,021	4,430	212,064

Total Consumer Loans	13,411,858	248,805	172,653	227,272	62,602	14,123,190

Commercial:
Performing loans	9,204,218	87,533	—	—	—	9,291,751
Impaired loans	—	1,465	53,299	78,230	4,181	137,175

Total Commercial Loans	9,204,218	88,998	53,299	78,230	4,181	9,428,926

Total Financing Receivables	22,616,076	337,803	225,952	305,502	66,783	23,552,116

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

As of December 31, 2011 and 2010, the total shareholders’ equity adjustment for loan impairment-private sector was as follows:

	Argentine Banking GAAP		U,S, GAAP		Adjustment
December 31, 2010	Ps.	870,169	Ps.	804,686	Ps.	65,483
Variances		430,396		474,791		(44,395)

December 31, 2011	Ps.	1,300,565	Ps.	1,279,477	Ps.	21,088

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

As of December 31, 2011 the Shareholders’ Equity and Net Income, do not include any reconciliation item related to Compensatory and Hedge Bond.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

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

As of December 31, 2011 the Shareholders’ Equity and Net Income, do not include any reconciliation item related to Discount Bonds and GDP – Linked Negotiable Securities.

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

As of December 31, 2011 and 2010, the bonds have been recorded at their acquisition cost increased according to the accrual of their internal rate of return (IRR) under Argentine Banking GAAP.

Under U.S. GAAP, the BONAR 2015 bonds were considered as available for sale securities and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.

	2011					2010
	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP (*)	Fair Value – Book value under U.S. GAAP	Unrealized Gain	Shareholders’ equity Adjustment	Amortized Cost U.S. GAAP	Book Value Argentine Banking GAAP (*)	Fair Value – Book value under U.S. GAAP	Unrealized Gain	Shareholders’ equity Adjustment
	(In thousands of Ps.)
Bonar 2015 Bonds	555,109	779,731	849,254	294,145	69,523	527,950	642,147	726,643	198,693	84,496

(*)	Under Argentine banking GAAP, Bonar 2015 are recorded in the captions “Holdings recorded at their acquisition cost plus IRR”, “other receivable from financial brokerage” and “miscellaneous assets”.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

(iv) Other investments

The following table summarizes the U.S. GAAP adjustment related to other investments, as of December 31, 2011 and 2010:

	2011			2010
	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Shareholders’s Equity Adjustment	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	Shareholders’s Equity Adjustment
	(in thousands of Ps,)
Almafuerte Special Fund	174,091	177,693	3,602	169,890	166,723	(3,167)
Securities issued by BCRA	3,551,937	3,566,052	14,115	2,411,393	2,405,585	(5,808)
Others	23,691	20,744	(2,947)	13,491	19,482	5,991

Total	3,749,719	3,764,489	14,770	2,594,774	2,591,790	(2,984)

Almafuerte Special Fund

Under Argentine Banking GAAP, Almafuerte Special Fund was accounted at the equity method.

Under U.S. GAAP, the Special Fund was classified as available-for-sale securities, and therefore, recognized at fair value with changes in other comprehensive income.

As of December 31, 2011 and 2010, and for U.S. GAAP purposes, the Group has determined that unrealized losses / gains on this investment are temporary in nature based on its ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery and the results of its review conducted to identify and evaluate investments that have indications of possible impairments.

Securities issued by BCRA

As of December 31, 2011 and 2010 under Argentine Banking GAAP the Group holds securities issued by the Argentine Central Bank, which were classified under the caption “Securities issued by the Argentine Central Bank”, and recorded at its fair value or their cost plus accrued interest determined on an exponentially basis according to their internal rate of return (IRR) according to the volatility published by the Argentine Central Bank. For U.S. GAAP purposes, all these securities were classified as trading and accounted for at its fair value with changes recorded in the income statement.

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

Grupo Galicia’s assets and liabilities would be increased by approximately Ps.5,797,978, Ps.4,524,520 and Ps. 3,099,320 applying U.S. GAAP at December 31, 2011, 2010 and 2009, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

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

As of the date of preparation of these financial statements, neither the Supreme Court nor the National Government has taken any measures to compensate for these issues.

Under U.S. GAAP, the right to obtain this compensation is not considered an asset. As of December 31, 2011 and 2010, the shareholders’ equity does not include any reconciliation item considering the total amortization of the assets, under Argentine Central Bank rules.

h. Securitizations

The following table summarizes the adjustment for U.S. GAAP purposes related to securitization transactions as of December 31, 2011 and 2010:

	2011			2010
	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’s Equity Adjustment	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’s Equity Adjustment
	(in thousands of Ps,)
Galtrust I (1)	538,768	538,768	—	521,862	521,862	—
Financial Trust Galicia (2)	121,520	22,000	(99,520)	96,364	36,241	(60,123)

Total	660,288	560,768	(99,520)	618,226	558,103	(60,123)

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

The retained interest in the trust was recorded under Argentine Central Bank rules in the “Other Receivables from Financial Brokerage”, and its balance as of December 31, 2011 and 2010, was Ps. 538,768 and Ps.521,862, respectively.

As of December 31, 2011 and 2010, under Argentine Banking GAAP, the Group recorded certain reserves to adjust the equity method used to account for the residual interest in the trust, at its fair value.

The fair value of these securities was determined on the balance sheet date, based on an internal valuation technique estimating future cash flows for this certificate of participation, discount at a present value with a rate comparable with internal rates of return of other CER adjusted bonds. Such fair value constituted the new cost basis for this investment.

As of December 31, 2011 and 2010, the Group applied new accounting guidance provided by SFAS 166 and 167 (ASU 2009-16 and ASU 2009-17, respectively, under the new codification) that were effective on January 1, 2010, which amend the accounting for transfers of financial assets and consolidation of variable interest entities (VIEs).

The new guidance eliminates the concept of qualified special purpose entities (“QSPEs”) that were previously exempt from consolidation and introduces a new framework for determining the primary beneficiary of a VIE. The primary beneficiary of a VIE is required to consolidate the assets and liabilities of the VIE. Therefore, the Group must evaluate all existing securitization trusts that formerly qualified as QSPEs to determine whether they must be consolidated in accordance with ASU 2009-17. An entity is considered a VIE if it possesses one of the following characteristics:

•	Insufficient Equity Investment at Risk

•	Equity lacks decision-making rights

•	Equity with non-substantive voting rights

•	Lacking the obligation to Absorb an Entity´s Expected Losses

•	Lacking the right to receive an Entity´s expected residual returns

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

In accordance with ASC 810, the Group was deemed to be the primary beneficiary of this trust and, therefore, the Bank reconsolidated the assets and liabilities of the mentioned trust. Upon consolidation, the Bogar Bonds were classified as available-for-sale securities and measured at fair value with changes recorded in other comprehensive income. Since the fair value of the residual interest in the trust recorded under Argentine Central Bank rules was determined based on the fair value of the Bogar Bonds, recorded as an assets in the trust, there is no difference in the measurement basis of the net assets held and recorded under Argentine Central Bank rules and the assets and liabilities recorded under U.S. GAAP. The only difference between both standards is that under U.S. GAAP, changes in the fair value of the Bogar Bonds are recorded in other comprehensive income, while under Argentine Banking GAAP; changes are recorded in the consolidated income statement.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

(2) Financial Trust Galicia

Under this trust, National Government Promissory Notes in pesos at 2% due 2014 for Ps. 108,000 were transferred and a Certificate of Participation and Debt Securities were received in exchange. Those National Government Promissory Notes were previously received in exchange of National Secured Loans held by the Group.

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

Under U.S. GAAP, the Promissory notes were classified as loans recorded at amortized cost with the corresponding loan loss reserve, if applicable. The U.S. GAAP adjustment is related to the difference between the cost basis used under both standards. For Argentine Banking GAAP, the cost was determined based on the carrying value of National Secured Loans previously held and exchanged for the Promissory Notes, while under U.S. GAAP, the cost was determined based on the fair value of each National Secured Loans transferred in exchange of the Promissory Notes received.

Additional information required by U.S. GAAP

The table below presents the aggregated assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

	December 31,
	2011		2010
Cash and due from banks	Ps.	11,193	Ps.	11,626
Government securities and Promissory Note		961,038		1,009,154
Other assets		75		1,149

Total Assets	Ps.	972,306	Ps.	1,021,929

Debt Securities	Ps.	324,332	Ps.	414,510
Certificates of Participation		647,790		604,665
Other liabilities		184		2,754

Total Liabilities	Ps.	972,306	Ps.	1,021,929

The Group’s maximum loss exposure, which amounted to Ps. 972,306 and Ps.  1,021,929 as of December 31, 2011 and 2010, respectively is based on the unlikely events that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on the Group’s balance sheet.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

Other transfers of financial assets accounted for as sales under U.S. GAAP

As of December 31, 2009, the Bank has entered into different securitizations that were accounted for as sales under Argentine Banking GAAP. The transfers of financial assets related to the creation of certain trusts were considered sales for U.S. GAAP purposes under ASC 860 and for that reason debt securities and certificates retained by the Bank are considered to be “available for sale securities” under U.S. GAAP.

As of December 31, 2010 these financial trusts had been liquidated. Therefore, the 2010 U.S. GAAP net income reconciliation includes the reversal of the previous year´s adjustments.

As of December 31, 2011 the Group has not issued new financial trusts accounted for as sales under U.S. GAAP.

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

The Group’s assets and liabilities would be increased by approximately Ps.116,370, Ps.111,744 and Ps.58,904, had U.S. GAAP been applied as of December 31, 2011, 2010 and 2009, respectively.

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

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In 2002, the Group determined that the uncertainty of the Argentine economic situation had a significant impact on the recoverability of its long-lived assets and evaluated its properties for impairment. An impairment loss was recorded in 2002.

Foreclosed assets are carried at the lower of cost and market. In 2002, the Group recorded a valuation allowance reflecting a decrease in the market values of its foreclosed properties.

In 2011 and 2010, no additional impairment was recorded in real estate properties and foreclosed assets.

The Argentine Banking GAAP depreciations for 2011 and 2010 of the assets impaired in 2002 have been reversed for U.S. GAAP purposes.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2011 and 2010 amounted to Ps. (54,600) and Ps. (55,995) respectively.

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

As of December 31, 2011 and 2010, the group concluded that the carrying amount of certain investments would not be recoverable and therefore an impairment loss was recorded for U.S. GAAP purposes.

Therefore the Shareholders’ Equity adjustment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2011 and 2010 amounted to Ps. (21,489) and Ps. (29,738) respectively.

l. Financial Guarantees

Exchange of deposits with the financial system II—Written Options.

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

Under Argentine Banking GAAP, these options were recorded off-balance. For U.S. GAAP, these options are treated as derivatives, and therefore, the Bank recorded the fair value of such options in accordance with the requirements of ASC 815, with changes in fair value recorded though earnings. As of December 31, 2011 the Group has not recorded any balance related to these options. The fair value as of December 31, 2010, of these options amounted to Ps.3,723 (liability) .

Other Financial Guarantees.

During 2011 and 2010, the Company entered into different agreements to guarantee lines of credit of selected customers amounting to Ps.810,085 and Ps.443,207, respectively. As of December 31, 2011 and 2010, guarantees granted by the Bank amounted to Ps. 258,168 and Ps.124,705, respectively.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

As of December 31, 2011 and 2010, the Group maintained the following guarantees:

	2011
	Maximum Potential Payments (*)		Estimated Proceeds From collateral Recourse		U.S. GAAP Carrying Amount - Asset /(Liability)
Financial guarantees		258,168		10,825		892

	Ps.	258,168	Ps.	10,825	Ps.	892

	2010
	Maximum Potential Payments (*)		Estimated Proceeds From collateral Recourse		U.S. GAAP Carrying Amount - Asset /(Liability)
Financial guarantees		124,705		6,822		(125)

	Ps.	124,705	Ps.	6,822	Ps.	(125)

(*) The maximum potential payments represent a “worse-case scenario”, and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.

Under U.S. GAAP, effective January 1, 2003, the Bank adopted “Guarantor’s Accounting and Disclosures Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others”, ASC 460 Guarantees. As of December 31, 2011 and 2010, the Bank recognized a liability for the fair value of the obligations assumed at its inception. Such liabilities are being amortized over the expected term of the guarantee. As of December 31, 2011 and 2010, the fair value of the guarantees amounted to Ps. 9,933 and Ps.  6,947 respectively.

m. Non-controlling interest

Under Argentine Central Bank rules, the non-controlling interest is required to be disclosed as a component of the liabilities. Under U.S. GAAP, non-controlling interest should be reported as a separate component within equity in the consolidated financial statements. Additionally, consolidated net income and comprehensive income are reported with separate disclosure of the amounts attributable to the parent company and to the non-controlling interest.

n. Foreign Debt Restructuring

On May 18, 2004, the Group completed the restructuring of its foreign debt. As a result of this restructuring, the Group recorded a Ps. 142.5 million gain under Argentine Banking GAAP.

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

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

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

The Group repurchased part of the debt maturing in 2010 and 2014. In addition, Negotiable Obligations were repaid in advance. For U.S. GAAP purposes, these transactions were considered as an extinguishment of debt. Therefore, the U.S. GAAP adjustment recorded in previous years related to the debt extinguished was reversed in 2010 and 2009 respectively, generating a gain of approximately Ps. 34,462 and Ps. 20,461 included in 2010 and 2009 U.S. GAAP net income reconciliation. During 2011, the Group has not repurchased any of its debt instruments.

During 2011, the Group paid in advance the interest capitalized related to the Subordinated Negotiable Obligation for an amount of approximately US$ 95,8 million that was scheduled to be payed originally in 2014. This advance payment does not constitute a modification of terms of the Negotiable Obligation for U.S. GAAP purposes.

Shareholders’ Equity adjustments between Argentine Banking GAAP and U.S. GAAP as of December 31, 2011 and 2010 amounted to Ps. (42,640) and Ps. (76,008) respectively.

o. Repurchase Agreements and Reverse Repurchase Agreements (“Repos and Reverse Repos”)

During 2011, 2010 and 2009, the Bank entered into Repo and Reverse Repo agreements of financial instruments: Boden 2012 Bonds, Securities issued by Argentine Central Bank, Discount Bonds and Bonar 2015 Bonds. (See note 35.e)

Under Argentine Banking GAAP, initial measurement of such agreements implies sale or purchase accounting together with the recognition of an asset and liability due to the investing or financing transaction entered into.

For U.S. GAAP purposes these transactions have not qualified as true sales and therefore these transactions were classified as available for sale securities and trading and recorded at fair value. The corresponding net adjustment in shareholders’ equity under U.S. GAAP is included under the caption “Bonar 2015 Bonds” as of December 31, 2011 and 2010.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

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

For the years ended December 31, 2011, 2010 and 2009

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

c) Securitizations

As of December 31, 2011 and 2010 the caption includes the consolidated assets of Galtrust I. The fair value was estimated by using the discounted cash flows of the assets. Therefore, these are classified within level 3 of the valuation hierarchy.

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

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

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

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

Items measured at fair value on a recurring basis

The following table presents the financial instruments carried at fair value as of December 31, 2011 and 2010, for U.S. GAAP purposes by ASC 820-10 valuation hierarchy (as described above).

Balances as of December 31, 2011	Total carrying value		Quoted market prices in active markets (Level 1)		Internal models with significant observable market parameters (Level 2)		Internal models with significant unobservable market parameters (Level 3)
ASSETS
a) Government securities and other investments
a.1) Holdings recorded at fair value	Ps.	396,287	Ps.	396,287	Ps.	—	Ps.	—
a.2) Government securities from repo transactions with Argentine Central Bank	Ps.	40,600	Ps.	40,600	Ps.	—	Ps.	—
a.3) Securities issued by Argentine Central Bank	Ps.	5,023,340	Ps.	5,023,340	Ps.	—	Ps.	—
a.4) Investments in listed Private Securities Shares	Ps.	2,040	Ps.	2,040	Ps.	—	Ps.	—
Notes	Ps.	1,088	Ps.	1,088	Ps.	—	Ps.	—
a.5) Other Investments (*)	Ps.	198,437	Ps.	—	Ps.	—	Ps.	198,437
b) Securities receivable under repurchase agreements
b.1) Bonar 2015 Bonds	Ps.	559,682	Ps.	559,682	Ps.	—	Ps.	—
b.2) Securities issued by Argentine Central Bank	Ps.	102,020	Ps.	102,020	Ps.	—	Ps.	—
c) Securitizations
Galtrust I – Bogar Bonds (**)	Ps.	720,710	Ps.	—	Ps.	—	Ps.	720,710
d) Derivatives financial instruments	Ps.	11,407	Ps.	3,035	Ps.	8,372	Ps.	—

TOTAL ASSETS AT FAIR VALUE	Ps.	7,055,611	Ps.	6,128,092	Ps.	8,372	Ps.	919,147

LIABILITIES
e) Securities to be delivered under spot and forward sales to be settled	Ps.	(1,559,308)	Ps.	(1,559,308)	Ps.	—	Ps.	—
f) Derivatives financial instruments
Foreign exchange contracts	Ps.	(8,073)	Ps.	(2,794)	Ps.	(5,279)	Ps.	—

TOTAL LIABILITIES AT FAIR VALUE	Ps.	(1,567,381)	Ps.	(1,562,102)	Ps.	(5,279)	Ps.	—

(*)	This amount is related to the fair value of certificates of participation held in the Almafuerte Special Fund and debt securities of Saturno Trust
(**)	Therefore, the Ps. 720,710 corresponds to the fair value of the Bogar Bonds recorded as an asset in Galtrust I.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

Balances as of December 31, 2010	Total carrying value		Quoted market prices in active markets (Level 1)		Internal models with significant observable market parameters (Level 2)		Internal models with significant unobservable market parameters (Level 3)
ASSETS
a) Government securities and other investments
a.1) Holdings recorded at fair value	Ps.	219,587	Ps.	219,587	Ps.	—	Ps.	—
a.2) Securities issued by Argentine Central Bank	Ps.	2,059,915	Ps.	2,059,915	Ps.	—	Ps.	—
a.3) Investments in listed Private Securities Shares	Ps.	68	Ps.	68	Ps.	—	Ps.	—
Notes	Ps.	4,484	Ps.	4,484	Ps.	—	Ps.	—
Negotiable Mutual Funds	Ps.	5,750	Ps.	5,750	Ps.	—	Ps.	—
a.4) Other Investments (*)	Ps.	186,205	Ps.	—	Ps.	—	Ps.	186,205
b) Securities receivable under repurchase agreements
b.1) Bonar 2015 Bonds	Ps.	575,287	Ps.	575,287	Ps.	—	Ps.	—
b.2) Securities issued by Argentine Central Bank	Ps.	549,901	Ps.	549,901	Ps.	—	Ps.	—
c) Securitizations
Galtrust I – Bogar Bonds (**)	Ps.	783,761	Ps.	—	Ps.	—	Ps.	783,761
d) Derivatives financial instruments	Ps.	5,403	Ps.	1,932	Ps.	3,471	Ps.	—

TOTAL ASSETS AT FAIR VALUE	Ps.	4,390,361	Ps.	3,411,174	Ps.	3,471	Ps.	969,966
LIABILITIES
e) Securities to be delivered under spot and forward sales to be settled	Ps.	(204,231)	Ps.	(204,231)	Ps.	—	Ps.	—
f) Derivatives financial instruments
Options	Ps.	(3,723)	Ps.	—	Ps.	(3,723)	Ps.	—
Foreign exchange contracts	Ps.	(11,085)	Ps.	(3,163)	Ps.	(7,922)	Ps.	—

TOTAL LIABILITIES AT FAIR VALUE	Ps.	(219,039)	Ps.	(207,394)	Ps.	(11,645)	Ps.	—

(*)	This amount is related to the fair value of certificates of participation held in the Almafuerte Special Fund and debt securities of Saturno Trust
(**)	Therefore, the Ps. 783,761 corresponds to the fair value of the Bogar Bonds recorded as an asset in Galtrust I.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

Changes in level 3 fair value measurements

The table below includes a roll forward of the balance sheet amounts as of December 31, 2011, 2010 and 2009 (including the change in fair value) for financial instruments classified by the Group within level 3 of the valuation hierarchy. When a determination is made to classify a financial instrument within level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement.

	Galtrust I - Bogar bonds		Other investments		Total Fair Value Measurements
Fair value, December 31, 2009	Ps.	211,647	Ps.	461,641	Ps.	673,288
Total gains or losses (realized/unrealized)		572,114		(251,244)		320,870
Included in earnings		—		(7,265)		(7,265)
Included in other comprehensive income		572,114		(243,979)		328,135
Settlements		—		(24,192)		(24,192)

Fair value, December 31, 2010	Ps.	783,761	Ps.	186,205	Ps.	969,966

Total gains or losses (realized/unrealized)		(63,051)		12,232		(50,819)
Included in earnings		—		1,262		1,262
Included in other comprehensive income		(63,051)		10,970		(52,081)

Fair value, December 31, 2011	Ps.	720,710	Ps.	198,437	Ps.	919,147

The table below summarizes gains and losses due to changes in fair value, recorded in earnings for level 3 assets and liabilities during the year:

	Total Fair Value Measurements
Balances as of December 31,	2011		2010		2009
Available for sale securities					Ps.
Classification of gains and losses included in earnings :
Financial Income	Ps.	1,262	Ps.	(7,265)	Ps.	18,737

Total	Ps.	1,262	Ps.	(7,265)	Ps.	18,737

The Group did not transfer any assets or liabilities between levels 1 and 2 of the fair value hierarchy during 2011.

In addition, the Group is required, on a nonrecurring basis, to adjust the carrying value of certain assets or provide valuation allowances related to certain assets using fair value measurements in accordance with GAAP. Loans are generally not recorded at fair value on a recurring basis. Periodically, the Group records nonrecurring adjustments for including certain impairment amounts for impaired loans calculated in accordance with ASC 310-10 when establishing the allowance for loan losses. Estimates of fair value used for impaired loans generally are based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3. Loans subject to nonrecurring fair value measurement were Ps. 40,579 and Ps. 75,567 as of December 31, 2011 and 2010 classified as Level 3.

q. New authoritative pronouncements

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

In December 2011, FASB issued ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” to effectively defer only those changes in Update 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The amendments will be temporary to allow the Board time to redeliberate the presentation requirements for reclassifications out of accumulated other comprehensive income for annual and interim financial statements for public, private, and non-profit entities All other requirements in Update 2011-05 are not affected by this Update, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Public entities should apply these requirements for fiscal years, and interim periods within those years, beginning after December 15, 2011.

In December 2011, FASB issued ASU 2011-11, “Disclosures about offsetting assets and liabilities (Topic 210)”, to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position. This includes the effect or potential effect of rights of setoff associated with an entity’s recognized assets and recognized liabilities within the scope of this Update. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Management is currently evaluating the impact the ASU 2011-11 would have on the Bank’s financial statement and U.S.GAAP disclosures.

In December 2011, FASB issued ASU 2011-10, “Derecognition of in substance Real Estate (Topic 360)”, to resolve the diversity in practice about whether the guidance in sup-topic 360-20 applies to a parent that ceases to have a controlling interest in a subsidiary that is in substance real estate. The amendments are effective for fiscal years, and interim periods within those years beginning on or after December 15, 2013. Early adoption is permitted. The adoption had no impact on the U.S. GAAP disclosures and financial information released by the Bank for the reporting period ending on December 31, 2011.

In September 2011, FASB issued ASU 2011-08, “Intangibles – Goodwill and Other (Topic 350)”, to simplify how the way entities, both public and nonpublic, test goodwill for impairment. The amendments in this update will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance.

In June 2011, FASB issued ASU 2011-05, “Comprehensive Income (Topic 220)”, to clarify that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

In May 2011, FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, as a result of the work developed by the FASB and the IASB to expand common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). The amendments in this update requires additional disclosures including the following: (1) Information about transfers between Level 1 and Level 2 of the fair value hierarchy, (2) Information about the sensitivity of a fair value measurement categorized within Level 3 of the fair value hierarchy to changes in unobservable inputs and any interrelationships between those unobservable inputs, (3) The categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value of such items is required to be disclosed. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Management is currently evaluating the impact the ASU 2011-02 would have on the Bank’s financial statement and U.S.GAAP disclosures.

In April 2011, FASB issued ASU 2011-03, “Reconsideration of Effective Control for Repurchase Agreements”, to improve the accounting for repurchase agreements (repos) and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The amendments in this update remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. Other criteria applicable to the assessment of effective control are not changed by the amendments in this update. The guidance in this update is effective for the first interim or annual period beginning on or after December 15, 2011.

In April 2011, FASB issued ASU 2011-02, “A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring”, to help creditors in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. The new guidance requires for creditors to evaluate modifications and restructurings of receivables using a more principles-based approach, which may result in more modifications and restructurings being considered troubled debt restructurings. In addition, the amendments to Topic 310 clarify that a creditor is precluded from using the effective interest rate test in the debtor’s guidance on restructuring of payables when evaluating whether a restructuring constitutes a troubled debt restructuring. As a result of applying these amendments, the Bank considers management believes that newly considerations in its U.S. GAAP disclosures and financial information should be applied. Management is currently evaluating the impact the ASU 2011-02 would have on the Bank’s financial statement and U.S.GAAP disclosures.

In January 2011, FASB issued ASU 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in ASU 2010-20”, to temporarily delay the effective date of the disclosures about troubled debt restructurings in ASU 2010-20 for public entities. The delay is intended to allow the Board time to complete its deliberations on what constitutes a troubled debt restructuring. Under the existing effective date in ASU 2010-20, the Bank would have provided disclosures about troubled debt restructurings for periods beginning on or after December 15, 2010. According to ASU 2011-02, the amendments in this ASU are effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. Management is currently evaluating the impact the ASU 2011-01 would have on the Bank’s financial statement and U.S.GAAP disclosures.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

r. Consolidated net income

	December 31,
	2011		2010		2009
Net income as stated	Ps.	1,106,943	Ps.	408,901	Ps.	229,275
Loan origination fees and costs (Note 35 b.)		(33,902)		7,422		(51,828)
Intangible assets:
Goodwill amortization and impairment (Note 35 c.)		8,591		6,928		11,458
Negative goodwill (Note 35 c.)		(118,703)		465,634		—
Software cost (Note 35 c.)		(77,390)		(56,259)		(30,548)
Compensation related to the payment of deposits (Note 35 g.)		—		259,053		57,821
Equity investments in other companies – Impairment (Note 35 k.)		8,249		1,810		(4,731)
Loans –non Financial Public Sector – Secured loans (Note 35 d.(i))		—		282		32,213
Loan impairment – Private sector (Note 35 d.(ii))		(44,395)		1,812		112,166
Securitizations (Note 35 h.)		23,654		(12,920)		(36,639)
Government Securities and other investments:
Compensatory Bond received and Hedge Bond (Note 35 e.(i))		—		1,005,937		91,438
Discount Bonds (Note 35 e.(ii))		—		428,686		51,587
GDP – Linked Negotiable Securities (Note 35 e.(ii))		—		(12,366)		2,465
Bonar 2015 Bonds ( Note 35 e. (iii))		(110,425)		(346,761)		232,564
Other investments (Note 35 e. (iv))		10,985		115,494		17,912
Amortization of real estate properties and foreclosed assets previously impaired under U.S. GAAP (Note 35 j.)		1,395		1,395		1,395

Recognition for the fair value of obligations assumed under financial guarantees issued (Note 35 l.)		4,740		8,361		31,303
Foreign Debt restructuring (Note 35 n.)		33,368		61,264		34,111
Deferred Income tax (Note 35 a.)		75,108		(249,931)		101,476
Minimum Presumed Income Tax (Note 35 a.)		—		328,619		(44,198)
Non-controlling interest (Note 35 m.)		170,962		104,333		46,512

Net income (loss) in accordance with U.S. GAAP	Ps.	1,059,180	Ps.	2,527,694	Ps.	885,752

Less Net Loss / (Income) attributable to the Non-controlling Interest (Note 35 m)		(192,459)		(234,121)		(115,529)

Net Income (Loss) attributable to Parent Company in accordance with U.S. GAAP	Ps.	866,721	Ps.	2,293,573	Ps.	770,223

Average number of shares outstanding (in thousands) (Note 21)		1,241,407		1,241,407		1,241,407
Basic net income (loss) per share in accordance with U.S. GAAP (Note 21)		0.698		1.848		0.620
Diluted net income (loss) per share in accordance with U.S. GAAP (Note 21)		0.698		1.848		0.620

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

s. Consolidated shareholders’ equity

	December 31,
	2011		2010
Shareholders’ equity as stated	Ps.	3,551,615	Ps.	2,469,500
Loan origination fees and costs (Note 35 b.)		(118,544)		(84,642)
Intangible assets:
Goodwill amortization and impairment (Note 35 c.)		40,726		32,135
Negative Goodwill (Note 35 c.)		346,931		465,634
Software Cost (Note 35 c.)		(211,003)		(133,613)
Equity investments in other companies – Impairment (Note 35 k.)		(21,489)		(29,738)
Loan impairment – Private sector (Note 35 d.(ii))		21,088		65,483
Government securities and other investments:
Bonar 2015 Bonds (Note 35 e. (iii))		69,523		84,496
Other Investments (Note 35 e. (iv))		14,770		(2,984)
Securitizations (Note 35 h.)		(99,520)		(60,123)
Impairment of real estate properties and foreclosed assets (Note 35 j.)		(67,155)		(67,155)
Amortization of real estate properties and foreclosed assets previously impaired under U.S. GAAP (Note 35 j.)		12,555		11,160
Deferred Income tax (Note 35 a.)		401,887		326,779
Recognition for the fair value of obligations assumed under financial guarantees issued (Note 35 l.)		892		(3,848)
Foreign debt restructuring (Note 35 n.)		(42,640)		(76,008)
Non-controlling interest (Note 35m.)		529,314		382,211

Consolidated shareholders’ equity (deficit) in accordance with U.S. GAAP	Ps.	4,428,950	Ps.	3,379,287

Non-controlling Interest (Note 35 m.)		(552,841)		(382,220)

Consolidated Parent Company Shareholders Equity (Deficit) in accordance with U.S. GAAP	Ps.	3,876,109	Ps.	2,997,067

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

Roll forward analysis of shareholders’ equity under U.S. GAAP at December 31, 2011, 2010 and 2009:

	Capital		Paid		Adjustments to Shareholders’		Profit reserves				Other Comprehensive		(Accumulated deficit) /Retained		Total Shareholders’ Equity Parent		Non controlling
	Stock		in Capital		Equity		Legal		Other		Income (loss)		Earnings		Company		interest
Balance at December 31, 2008	Ps.	1,241,407	Ps.	606	Ps.	294,254	Ps.	37,157	Ps.	97,204	Ps.	34,662	Ps.	(2,459,703)	Ps.	(754,413)	Ps.	—

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 28,2009
Legal Reserve		—		—		—		8,841		—		—		(8,841)		—		—
Discretionary Reserve		—		—		—		—		167,978		—		(167,978)		—		—
Net, unrealized gain / (loss) of available-for-sale securities, net of tax		—		—		—		—		—		1,220,512		—		1,220,512		(73,132)
Net Income (Loss) in accordance with U.S. GAAP		—		—		—		—		—		—		770,223		770,223		(115,529)

Balance at December 31, 2009	Ps.	1,241,407	Ps.	606	Ps.	294,254	Ps.	45,998	Ps.	265,182	Ps.	1,255,174	Ps.	(1,866,299)	Ps.	1,236,322	Ps.	(188,661)

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 28,2010
Legal Reserve		—		—		—		11,464		—		—		(11,464)		—		—
Discretionary Reserve		—		—		—		—		217,811		—		(217,811)		—		—
Net, unrealized gain / (loss) of available-for-sale securities, net of tax		—		—		—		—		—		(532,828)		—		(532,828)		40,562
Net Income (Loss) in accordance with U.S. GAAP		—		—		—		—		—		—		2,293,573		2,293,573		(234,121)

Balance at December 31, 2010	Ps.	1,241,407	Ps.	606	Ps.	294,254	Ps.	57,462	Ps.	482,993	Ps.	722,346	Ps.	197,999	Ps.	2,997,067	Ps.	(382,220)

Distribution of retained earnings:
Absorption approved by the shareholders’ meeting on April 27,2011
Legal Reserve		—		—		—		20,445		—		—		(20,445)		—		—
Discretionary Reserve		—		—		—		—		363,628		—		(363,628)		—		—
Cash Dividends		—		—		—		—		—		—		(24,828)		(24,828)		23,859
Unrealized gain of available-for-sale securities, net of tax		—		—		—		—		—		37,149		—		37,149		(2,021)
Net Income (Loss) in accordance with U.S. GAAP		—		—		—		—		—		—		866,721		866,721		(192,459)

Balance at December 31, 2011	Ps.	1,241,407	Ps.	606	Ps.	294,254	Ps.	77,907	Ps.	846,621	Ps.	759,495	Ps.	655,819	Ps.	3,876,109	Ps.	(552,841)

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

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

The following disclosure presents the Comprehensive Income according to ASC 220, for the fiscal years ended December 31, 2011, 2010 and 2009:

	December 31,
	2011		2010		2009
Income Statement
Financial Income	Ps.	5,985,617	Ps.	4,778,002	Ps.	3,374,800
Financial Expenditures		2,240,833		1,343,357		1,434,408
Net Financial Income (Loss)		3,744,784		3,434,645		1,940,392
Provision for Loan Losses		887,765		549,712		527,339
Income from Services		3,458,771		2,506,687		1,802,381
Expenditures from Services		1,064,378		721,124		515,648
Administrative Expenses		4,301,457		2,881,200		2,063,546
Net Income / (Loss) from Financial Brokerage		949,955		1,789,296		636,240
Miscellaneous Income		1,218,334		1,544,179		594,630
Miscellaneous Losses		430,354		297,659		290,602
Net Income / (Loss) before Income tax		1,737,935		3,035,816		940,268
Income Tax		678,755		508,122		54,516

Net income (loss) under U.S. GAAP		1,059,180		2,527,694		885,752

Less Net (Income) / Loss attributable to the Non-controlling Interest		(192,459)		(234,121)		(115,529)

Net Income / (Loss) attributable to Parent Company		866,721		2,293,573		770,223

Other comprehensive income (loss):
Unrealized gains / (losses) on securities, net		37,149		(532,828)		1,220,512

Other comprehensive income / (loss), net		37,149		(532,828)		1,220,512

Comprehensive income	Ps.	903,870	Ps.	1,760,745	Ps.	1,990,735

Accumulated non-owner changes in equity (accumulated other comprehensive income) as of December 31, 2011, 2010 and 2009 were as follows:

	December 31,
	2011		2010		2009
Boden 2012 Bonds – Compensatory Bond (1)		—		—		830,119
GalTrust I (2)		503,064		566,115		193,651
Discount Bonds (3)		—		—		132,209
Bonar 2015 Bonds		294,145		198,693		85,032
Other		3,602		(3,167)		83,329

Accumulated other comprehensive income	Ps.	800,811	Ps.	761,641	Ps.	1,324,340

Less, accumulated other comprehensive income attributable to the Non-controlling interest		(41,316)		(39,295)		(69,166)

Net accumulated other comprehensive income attributable to Parent Company	Ps.	759,495	Ps.	722,346	Ps.	1,255,174

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

(1)	During the year ended December 31, 2010, the group sold all it position in Boden 2012 Bonds – Compensatory Bonds, generated a gain of Ps.1,005,937 recorded under the caption “Financial Income” in the consolidated income Statement Under U.S. GAAP.
(2)	In 2011 and 2010, the Group adopted ASU 2009-16 and ASU 2009-17. Under these new standards, the Group started consolidated Galtrust I, including the Bogar Bonds for an amount of Ps. 720,710 and Ps.783,761 respectively, recorded as assets in such trust. Prior to 2010, the Group only recorded the Certificates of Participation it held in such trust.
(3)	During the year ended December 31, 2010, the group sold all it position in Discount Bonds, generated a gain of Ps.428,686 recorded under the caption “Financial Income” in the consolidated income Statement Under U.S. GAAP

There were no available for sale securities with a continuous loss position of 12 months or more. The Group has determined that unrealized losses on investments as of December 31, 2011 are temporary as the Group did not i) intends to sell the security, (ii) it is not more likely than not the Group will be required to sell the security before recovering its cost, or (iii) the Group does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell).

u. Consolidated cash flows

In the process of finalizing the US GAAP financial information for the year ended December 31, 2011 management identified an error in the presentation of the cash flow information. Specifically, for US GAAP purposes the Company has been incorrectly presenting the financial income collected (interest income) and financial expense paid (interest expense) within investing and financing activities, respectively instead of presenting them within operating activities. Management evaluated this error and concluded that it was material to the previously presented cash flow information under US GAAP and as a result, the Company has restated the cash flow information originally presented for fiscal years ended December 31, 2010 and 2009, as described in the table below. In addition the previously reported presentation utilized Argentine Banking GAAP measurement principles and the table below also includes adjustments to reconcile the new presentation to the US GAAP measurement principles.

	December 31, 2010
	As Previously reported		Corrections		Reconciling items to US GAAP measurements		As Restated
Net income	Ps.	408,901	Ps.	—	Ps.	—	Ps.	408,901
Adjustments to reconcile net income to net cash (used in) provided by operating activities		463,299		1,714,954		(203,185)		1,975,068

Net cash provided by / (used in) operating activities		872,200		1,714,954		(203,185)		2,383,969

Net cash (used in) / provided by investing activities		(2,813,140)		(2,590,461)		466,924		(4,936,677)

Net cash provided by / (used in) financing activities		3,844,636		875,507		(268,606)		4,451,537

Effect of exchange rate changes on cash and cash equivalents		111,091		—		—		111,091

Increase / (decrease) in cash and cash equivalents, net	Ps.	2,014,787	Ps.	—	Ps.	(4,867)	Ps.	2,009,920

Cash and cash equivalents at the beginning of the year		5,428,730		—		16,493		5,445,223
Cash and cash equivalents at the end of the year	Ps.	7,443,517	Ps.	—	Ps.	11,626	Ps.	7,455,143

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

	December 31, 2009
	As Previously reported		Corrections		Reconciling items to US GAAP measurements		As Restated
Net income	Ps.	229,275	Ps.	—	Ps.	—	Ps.	229,275
Adjustments to reconcile net income to net cash (used in) provided by operating activities		1,235,485		1,031,520		(210,571)		2,056,434

Net cash provided by / (used in) operating activities		1,464,760		1,031,520		(210,571)		2,285,709

Net cash (used in) / provided by investing activities		(1,526,003)		(2,201,313)		506,253		(3,221,063)

Net cash provided by / (used in) financing activities		517,855		1,169,793		(314,435)		1,373,213

Effect of exchange rate changes on cash and cash equivalents		176,735		—		—		176,735

Increase / (decrease) in cash and cash equivalents, net	Ps.	633,347	Ps.	—	Ps.	(18,753)	Ps.	614,594

Cash and cash equivalents at the beginning of the year		4,795,383		—		35,246		4,830,629
Cash and cash equivalents at the end of the year	Ps.	5,428,730	Ps.	—	Ps.	16,493	Ps.	5,445,223

ASC 230 ‘Statement of Cash Flows’ provides guidance for the reporting of cash flows within Operating, Investing and Financing categories. For US GAAP purposes the Company considers as cash equivalents all highly liquid investments with original maturities of three months or less, including cash and cash equivalents corresponding to financial trusts consolidated in accordance with Note 35.h.

	For the year ended December 31,
	2011		2010		2009
Cash		6,418,891		5,645,571		3,696,309
Cash equivalents		3,850,951		1,797,946		1,732,421

Cash and cash equivalents as shown in the statement of cash flows under Argentine Banking GAAP	Ps	. 10,269,842	Ps	. 7,443,517	Ps	. 5,428,730

Cash and cash equivalents corresponding to financial trusts		11,193		11,626		16,493

Cash and cash equivalents in the Statement of Cash Flows under US GAAP	Ps	. 10,281,035	Ps	. 7,455,143	Ps	. 5,445,223

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

The following table presents the reconciliation of the condensed consolidated statements of cash flows under Argentine Banking GAAP and US GAAP:

	For the year ended December 31,
	2011		2010		2009
Reconciliation of cash flows under Argentine Banking GAAP and US GAAP
Net cash flow provided by operating activities under Argentine Banking GAAP	Ps.	457,658	Ps.	2,762,967	Ps.	1,274,445

Loans, available for sale securities, deposits at the Argentine Central Bank and organization and development expenses reclassified to investing activities		10,554,506		5,040,272		3,642,778
Deposits and repo transactions reclassified to financing activities		(7,076,388)		(4,991,983)		(2,324,327)
Interest paid on debt		(407,756)		(224,102)		(96,616)
Financial trust consolidated under US GAAP		(15,927)		(203,185)		(210,571)

Net cash flow provided by operating activities under US GAAP (as restated for December 31, 2010 and 2009)	Ps.	3,512,093	Ps.	2,383,969	Ps.	2,285,709

Net cash flow used in investing activities under Argentine Banking GAAP	Ps.	(273,375)	Ps.	(363,329)	Ps.	(84,538)

Net increase in Loans, available for sale securities, deposits at the Argentine Central Bank and organization and development expenses		(10,554,506)		(5,040,272)		(3,642,778)
Financial trust consolidated under US GAAP - corresponding to loans and securities		105,019		466,924		506,253

Net cash flow used in investing activities under US GAAP (as restated for December 31, 2010 and 2009)	Ps.	(10,722,862)	Ps.	(4,936,677)	Ps.	(3,221,063)

Net cash flow provided by (used in) financing activities under Argentine Banking GAAP	Ps.	2,396,556	Ps.	(495,942)	Ps.	(733,295)

Deposits and repo transactions		7,076,388		4,991,983		2,324,327
Interest paid on debt reclassified to operating activities		407,756		224,102		96,616
Financial trust consolidated under US GAAP - corresponding to debt		(89,525)		(268,606)		(314,435)

Net cash flow provided by financing activities under US GAAP (as restated for December 31, 2010 and 2009)	Ps.	9,791,175	Ps.	4,451,537	Ps.	1,373,213

Effect of exchange rate changes on cash and cash equivalents	Ps.	245,486	Ps.	111,091	Ps.	176,735

Cash and cash equivalents at the beginning of the year under US GAAP		7,455,143		5,445,223		4,830,629
Cash and cash equivalents at the end of the year under US GAAP		10,281,035		7,455,143		5,445,223

Net increase (decrease) in cash and cash equivalents under US GAAP	Ps.	2,825,892	Ps.	2,009,920	Ps.	614,594

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

v. Concentration of risk – Total exposure to the public sector—Argentine government and provinces

The Group has significant exposure to the Argentine national government and provinces in the form of government securities net positions, secured loans and other debt obligations. As of December 31, 2011 and 2010, the Group had the following bonds and loans outstanding:

	December 31, 2011				December 31, 2010
	Argentine Banking GAAP		U.S. GAAP		Argentine Banking GAAP		U.S. GAAP
Argentine national government loans	Ps.	23,578	Ps.	23,578	Ps.	21,397	Ps.	21,397
Other Argentine public-sector receivables		320,278		224,360		266,254		202,964
Galtrust I (securitization of Provincial Loans)		532,680		532,680		515,966		515,966
Securities issued by the Argentine Central Bank		3,551,937		3,566,052		2,411,393		2,405,585
Bonar 2015 Bonds		779,731		849,254		642,147		726,643
Other (1)		68,869		68,869		87,289		87,289

Total	Ps.	5,277,073	Ps.	5,264,793	Ps.	3,944,446	Ps.	3,959,844

(1)	Includes bonds and other national government bonds.

w. Risks and Uncertainties

Government Securities

As of December 31, 2011, the Group’s exposure to the Argentine public sector represented approximately 10.31% of the total Group’s assets. Although the Group’s exposure to the Argentine public sector consists of performing assets, the realization of the Group’s assets, its income and cash flow generation capacity and future financial condition is dependent on the Argentine government ability to comply with its payment obligations.

Argentine Central Bank’s regulations state that, the total exposure of financial institutions to the non-financial public sector must not exceed 35% of their total assets.

As of December 31, 2011 and 2010, the Group was in compliance with the general limit of 35% imposed by the Argentine Central Bank.

x. Allowance for loan losses

Management believes that the current level of allowance for loan losses recorded for U.S. GAAP purposes are sufficient to cover incurred losses of the Group’s loan portfolio as of December 31, 2011. Many factors can affect the Group’s estimates of allowance for loan losses, including expected cash flows, volatility of default probability, migrations and estimated loss severity. The process of determining the level of the allowance for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

y. U.S. GAAP estimates

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

The following are the unconsolidated balance sheets of Grupo Galicia as of December 31, 2011 and 2010 and the related unconsolidated statements of income, and cash flows for the fiscal years ended December 31, 2011, 2010 and 2009.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

Balance sheet (Parent Company only)

	December 31,
	2011		2010
ASSETS
A. Cash and due from Banks
Cash	Ps.	11	Ps.	11
Financial institutions and correspondents		887		819

	Ps.	898	Ps.	830
B. Loans
To the financial sector		45,385		57,857

	Ps.	45,385	Ps.	57,857
C. Other receivables resulting from financial brokerage
Other receivables not included in the debtor classification Regulations		3,487		1,198
Other receivables included in the debtor classification Regulations		55,938		25,268
Accrued interest receivable included in the debtor Classification regulations		—		2

	Ps.	59,425	Ps.	26,468
D. Equity investments
In financial institutions		3,525,490		2,522,197
Other		131,098		88,948

	Ps.	3,656,588	Ps.	2,611,145
E. Miscellaneous receivables
Other		26,671		1,428
Allowances		(17,614)		—

	Ps.	9,057	Ps.	1,428
F. Bank premises and equipment		1,187		1,012
G. Intangible assets
Goodwill		10,827		12,766
Organization and development expenses		28		36

	Ps.	10,855	Ps.	12,802

Total Assets	Ps.	3,783,395	Ps.	2,711,542

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

	December 31,
	2011		2010
LIABILITIES AND SHAREHOLDERS’ EQUITY
H. Other liabilities resulting from financial brokerage
Unsubordinated negotiable obligations	Ps.	193,680	Ps.	221,048
Loans from domestic financial institutions		19,625		—
Balances from forward transactions without delivery of underlying asset to be settled		3,184		7,830
Accrued interest and quotation differences payable		1,546		2,133

		218,035		231,011

I. Miscellaneous liabilities
Directors’ and Syndics’ fees	Ps.	790	Ps.	195
Other		12,955		10,836

		13,745		11,031

Total Liabilities	Ps.	231,780	Ps.	242,042
SHAREHOLDERS’ EQUITY	Ps.	3,551,615	Ps.	2,469,500

Total Liabilities and Shareholders’ Equity	Ps.	3,783,395	Ps.	2,711,542

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

Statement of Income (Parent Company only)

	December 31,
	2011		2010		2009
A. Financial income
Interest on loans granted to the financial sector		153		181		120
Interest on other receivables resulting from financial brokerage		112		54		74
Net income from government and corporate securities		274		161		484
Exchange rate differences on gold and foreign currency		—		—		16,120
Other		—		—		27

	Ps.	539	Ps.	396	Ps.	16,825
B. Financial expenses
Interest on other liabilities resulting from financial brokerage	Ps.	17,744	Ps.	18,796	Ps.	11,071
Exchange rate differences on gold and foreign currency		14,154		23,221		—
Interests on Other Loans from Financial Institutions		392
Other		276		243		266

	Ps.	32,566	Ps.	42,260	Ps.	11,337
C. Gross brokerage margin		(32,027)		(41,864)		5,488
F. Administrative expenses
Personnel expenses		9,019		6,338		3,786
Directors’ and syndics’ fees		1,966		1,362		1,080
Other fees		4,463		4,144		5,125
Taxes		2,247		2,993		6,984
Other operating expenses		579		717		685
Other		1,353		7,559		5,558

	Ps.	19,627	Ps.	23,113	Ps.	23,218
Net Income from financial brokerage	Ps.	(51,654)	Ps.	(64,977)	Ps.	(17,730)
H. Miscellaneous income
Net income from equity investments		1,155,060		473,918		188,069
Other		7,679		2,722		86,090

	Ps.	1,162,739	Ps.	476,640	Ps.	274,159
I. Miscellaneous losses
Other		3,209		2,733		2,401

	Ps.	3,209	Ps.	2,733	Ps.	2,401
Net Income before tax		1,107,876		408,930		254,028

J. Income tax	Ps.	933	Ps.	29	Ps.	24,753

Net income for the fiscal year	Ps.	1,106,943	Ps.	408,901	Ps.	229,275

(1)	Includes the foreign currency position compensation.

Grupo Financiero Galicia S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years ended December 31, 2011, 2010 and 2009

(Expressed in thousands of Argentine pesos)

Statement of cash flows (Parent Company only)

	December 31,
	2011		2010		2009
Cash Flow from operating activities:
Net Income for the year	Ps.	1,106,943	Ps.	408,901	Ps.	229,275
Adjustments to reconcile net income to net cash from operating activities:
Depreciation of bank premises and equipment and miscellaneous assets		116		95		87
Amortization of intangible assets		1,952		1,345		1,289
Equity gain of subsidiaries and dividends from subsidiaries		(1,021,192)		(455,105)		(172,100)
Unrealized foreign exchange losses / (gains)		16,221		23,740		(16,046)
Decrease / (Increase) in assets		7,141		29,441		(27,091)
Decrease in liabilities		(22,152)		(9,280)		(18,932)

Net cash provided by / (used in) operating activities	Ps.	89,029	Ps.	(863)	Ps.	(3,518)
Cash Flow from investing activities:
Additions of investments in other companies		(25,669)		(7,723)		—
Additions to bank premises and equipment, miscellaneous, and intangible assets		(296)		(4,648)		(39)

Net cash used in investing activities	Ps.	(25,965)	Ps.	(12,371)	Ps.	(39)
Cash Flow from financing activities:
Cash dividends paid		(18,792)		—		—
Contributions to Controlled Companies		(850)		(4,070)		(12,082)
(Decrease) / Increase in Financial Debts		(8,330)		25,699		7,573

Net cash (used in) / provided by financing activities	Ps.	(27,972)	Ps.	21,629	Ps.	(4,509)
Increase / (Decrease) in cash and cash equivalents, net	Ps.	35,092	Ps.	8,395	Ps.	(8,066)
Cash and cash equivalents at the beginning of the year		27,298		19,422		27,562
Effect of exchange rate changes on cash and cash equivalents		(2,067)		(519)		(74)

Cash and cash equivalents at the end of the year	Ps.	60,323	Ps.	27,298	Ps.	19,422
Supplemental disclosures relative to cash flows:
Interest paid	Ps.	15,930	Ps.	13,244	Ps.	14,487
Income tax paid	Ps.	—	Ps.	21,822	Ps.	—
Minimum Presumed Income Tax	Ps.	481	Ps.	—	Ps.	—

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

•

Banco de Galicia y Buenos Aires S.A., our largest subsidiary, its wholly-owned subsidiaries Banco Galicia Uruguay S.A. (in liquidation) (“Galicia Uruguay”) and Galicia Cayman Limited (“Galicia Cayman”), and other subsidiaries and affiliated companies required to be consolidated under Argentine Banking GAAP (collectively “Banco Galicia” except where otherwise noted);

•	Tarjetas Regionales S.A. (“Tarjetas Regionales”) and its operating subsidiaries;

•	Compañía Financiera Argentina S.A. (“Compañía Financiera Argentina” or “CFA”);

•	Sudamericana Holding S.A. (“Sudamericana”) and its subsidiaries;

•	Galicia Warrants S.A. (“Galicia Warrants”);

•	Net Investment S.A. (“Net Investment”),

•	Galval Agente de Valores S.A. (“Galval”); and

•	GV Mandataria de Valores S.A. (“GV Mandataria”).

We maintain our financial books and records in Argentine Pesos and prepare our financial statements in conformity with the accounting rules of the Argentine Central Bank, which entity prescribes the generally accepted accounting principles for all financial institutions in Argentina. This annual report refers to those accounting principles as “Argentine Banking GAAP”. Argentine Banking GAAP differs in certain relevant respects from generally accepted accounting principles in Argentina, which we refer to as “Argentine GAAP”. Argentine Banking GAAP also differs in certain significant respects from the generally accepted accounting principles in the United States, which we refer to as “U.S. GAAP”. See Note 33 to our audited consolidated financial statements included in this annual report for a description of the differences between Argentine GAAP and Argentine Banking GAAP, and Note 35 to our audited consolidated financial statements for a reconciliation of the principal differences between Argentine Banking GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of our net income and total shareholders’ equity for the three fiscal years ended December 31, 2011 and Item 5. “Operating and Financial Review and Prospects-Item 5.A. “Operating Results-U.S. GAAP and Argentine Banking GAAP Reconciliation”.

In this annual report, references to “US$” and “Dollars” are to United States Dollars and references to “Ps.” or “Pesos” are to Argentine Pesos. The exchange rate used in translating Pesos into Dollars and used in calculating the convenience translations included in the following tables is the “Reference Exchange Rate” which is published by the Argentine Central Bank and which was Ps.4.3032, Ps.3.9758 and Ps.3.7967 per US$1.00 as of December 31, 2011, December 31, 2010 and December 31, 2009, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into Dollars at the rates indicated or at any other rate.

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

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements that involve substantial risks and uncertainties, including, in particular, statements about our plans, strategies and prospects under the captions Item 4. “Information on the Company-Capital Investments and Divestitures”, Item 5. “Operating and Financial Review and Prospects-Item 5.A. Operating Results-Principal Trends” and Item 5. “Operating and Financial Review and Prospects-Item 5.B. Liquidity and Capital Resources”. All statements other than statements of historical facts contained in this annual report (including statements regarding our future financial position, business strategy, budgets, projected costs and management’s plans and objectives for future operations) are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of such words as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue” or other similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be provided with respect to these statements. Because these statements are subject to risks and uncertainties, actual results may differ materially and adversely from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially and adversely from those contemplated in such forward-looking statements include but are not limited to:

•	changes in Argentine government regulations applicable to financial institutions, including tax regulations and changes in or failures to comply with banking or other regulations;

•	changes in general political, legal, social or other conditions in Argentina, Latin America or abroad;

•	fluctuations in the Argentine rate of inflation;

•

changes in capital markets in general that may affect policies or attitudes toward lending to Argentina or Argentine companies, including expected or unexpected turbulence or volatility in domestic or international financial markets;

•	changes in the macroeconomic situation at the regional, national or international levels, and the influence of these changes on the microeconomic conditions of the financial markets in Argentina;

•	increased competition in the banking, financial services, credit card services, insurance, asset management and related industries;

•	changes in interest rates which may, among other things, adversely affect margins;

•	a loss of market share by any of Banco Galicia’s main businesses;

•	a change in the credit cycle, increased borrower defaults and/or a decrease in the fees charged to clients;

•	Banco Galicia’s inability to sustain or improve its performance;

•	Banco Galicia’s inability to obtain additional debt or equity financing on attractive conditions or at all, which may limit its ability to fund existing operations and to finance new activities;

•	technological changes and changes in Banco Galicia’s ability to implement new technologies;

•	changes in the saving and consumption habits of its customers and other structural changes in the general demand for financial products, such as those offered by Banco Galicia;

•	possible financial difficulties of the Argentine government;

•	volatility of the Peso and the exchange rates between the Peso and foreign currencies; and

•	other factors discussed under Item 3. “Key Information-Item 3.D. “Risk Factors” in this annual report.

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

The selected consolidated financial information as of December 31, 2011 and December 31, 2010 and for the fiscal years ended December 31, 2011, 2010 and 2009 has been derived from our audited consolidated financial statements included in this annual report. The selected consolidated financial information as of December 31, 2009, December 31, 2008 and December 31, 2007 and for the fiscal years ended December 31, 2008 and December 31, 2007 has been derived from our audited consolidated financial statements not included in this annual report.

You should read this data in conjunction with Item 5. “Operating and Financial Review and Prospects” and our audited consolidated financial statements included in this annual report.

	Fiscal Year Ended December 31,
	2011	2011	2010	2009	2008	2007
	(in millions of Dollars, except as noted)(1) Unaudited	(in millions of Pesos, except as noted)(1)
Consolidated Income Statement in Accordance with Argentine Banking GAAP
Financial Income	1,398.4	6,017.7	3,614.9	3,005.6	2,559.3	1,997.9
Financial Expenses	528.5	2,274.2	1,412.7	1,460.5	1,421.0	1,246.7
Net Financial Income (2)	869.9	3,743.5	2,202.2	1,545.1	1,138.3	751.2
Provision for Losses on Loans and Other Receivables	196.0	843.4	551.5	639.5	395.4	255.5
Income before Taxes	432.4	1,860.8	667.1	385.3	250.8	117.5
Income Tax	(175.2)	(753.9)	(258.2)	(156.0)	(74.0)	(71.5)

Net Income / (Loss)	257.2	1,106.9	408.9	229.3	176.8	46.0

Earnings / (Loss) per Share (in Pesos)	0.207	0.892	0.329	0.185	0.142	0.037
Cash Dividends per Share (in Pesos)	0.003	0.014	0.020	—	—	—
Stock Dividends per Share (in Pesos)	—	—	—	—	—	—
Book Value per Share (in Pesos)	0.665	2.861	1.989	1.653	1.487	1.333
Amounts in Accordance with U.S. GAAP
Net Income / (Loss)	201.4	866.7	2,293.6	770.2	(1,171.0)	592.9
Basic and Diluted Earnings / (Losses) per Share (in Pesos)	0.162	0.698	1.848	0.620	(0.943)	0.478
Book Value / (Deficit) per Share (in Pesos)	0.726	3.122	2.414	0.996	(0.608)	0.192
Financial Income	1,391.0	5,985.6	4,779.2	3,374.8	1,201.7	2,433.2
Financial Expenses	520.7	2,240.8	1,343.4	1,434.4	1,391.3	1,160.1
Net Financial Income / (Loss)	870.3	3,744.8	3,435.8	1,940.4	(189.6)	1,273.1
Provision for Losses on Loans and Other Receivables	206.3	887.8	549.7	527.3	450.1	203.4
Income Tax	157.7	678.8	508.1	(54.5)	50.9	(92.5)
Consolidated Balance Sheet in Accordance with Argentine Banking GAAP
Cash and Due from Banks	1,491.7	6,418.9	5,645.6	3,696.3	3,405.1	2,960.0
Government Securities, Net	1,214.8	5,227.7	2,267.7	3,907.2	1,531.8	1,693.0
Loans, Net	7,181.7	30,904.5	21,353.8	13,477.9	11,774.6	11,601.0
Total Assets	11,896.5	51,193.0	35,708.1	27,602.4	24,735.8	22,828.7
Deposits	7,003.0	30,135.1	22,222.8	17,039.4	14,056.1	13,165.6
Other Funds (3)	4,068.2	17,506.3	11,015.8	8,510.5	8,834.0	8,008.6
Total Shareholders’ Equity	825.3	3,551.6	2,469.5	2,052.5	1,845.7	1,654.5

Average Total Assets (4)	9,675.5	41,635.7	29,118.4	24,685.3	23,412.5	21,332.4

Percentage of Period-end Balance Sheet Items Denominated in Dollars:
Loans, Net of Allowances	13.88	13.88	14.53	17.78	16.97	15.13
Total Assets	15.15	15.15	18.98	24.95	28.85	27.60
Deposits	15.05	15.05	18.08	18.16	16.98	15.53
Total Liabilities	23.57	23.57	23.01	27.73	32.47	32.84
Amounts in Accordance with U.S. GAAP
Trading Securities	1,233.9	5,309.8	2,700.4	2,011.9	989.6	476.2
Available-for-Sale Securities	669.7	2,881.9	2,384.9	3,916.9	2,050.0	3,717.3
Total Assets	13,003.5	55,956.7	40,593.9	30,377.6	25,159.7	24,429.1
Total Liabilities	12,102.8	52,080.6	37,596.9	29,141.3	25,914.1	24,191.0
Shareholders’ Equity (Deficit)	900.7	3,876.1	2,997.1	1,236.3	(754.4)	238.1

	Fiscal Year Ended December 31,
	2011		2010		2009		2008		2007
	(in millions of Pesos, except as noted)(1)
Selected Ratiosin Accordance with Argentine Banking GAAP
Profitability and Efficiency
Net Yield on Interest Earning Assets (5)	13.26%		11.38%		9.10%		5.72%		4.13%
Financial Margin (6)	11.72		10.02		8.41		5.72		4.12
Return on Average Assets (7)	3.07		1.76		1.12		0.91		0.37
Return on Average Shareholders’ Equity (8)	37.39		18.63		11.69		10.13		2.86
Net Income from Services as a Percentage of Operating Income (9)	39.57		44.71		45.90		51.07		54.86
Efficiency ratio (10)	67.88		71.39		71.05		76.57		77.29
Capital
Shareholders’ Equity as a Percentage of Total Assets	6.94%		6.92%		7.44%		7.46%		7.25%
Total Liabilities as a Multiple of Shareholders’ Equity	13.41	x	13.46	x	12.45	x	12.40	x	12.80	x
Total Capital Ratio	12.63%		15.19%		14.35%		13.92%		15.54%
Liquidity
Cash and Due from Banks as a Percentage of Total Deposits	21.30%		25.40%		21.69%		24.23%		22.48%
Loans, Net as a Percentage of Total Assets	60.37		59.80		48.83		47.60		50.82
Credit Quality
Past Due Loans (11) as a Percentage of Total Loans	1.82%		2.57%		3.95%		2.87%		2.77%
Non-Accrual Loans (12) as a Percentage of Total Loans	2.63		3.37		4.77		3.49		3.14
Allowance for Loan Losses as a Percentage of Non-accrual Loans(12)	152.01		137.57		118.64		123.11		114.05
Net Charge-Offs (13) as a Percentage of Average Loans	1.49		2.37		2.84		1.83		0.65
Ratios in Accordance with U.S. GAAP
Capital
Shareholders’ Equity (deficit) as a Percentage of Total Assets	6.93%		7.38%		4.07%		(3.00)%		0.97%
Total Liabilities as a Multiple of Total Shareholders’ Equity	13.44	x	12.54	x	23.57	x	(34.35	)x	101.61	x
Liquidity
Loans, Net as a Percentage of Total Assets	55.06%		52.56%		45.55%		49.59%		49.36%
Credit Quality
Allowance for Loan Losses as a Percentage of Non-Accrual Loans	202.23		163.37		108.37		141.34		132.13
Inflation and Exchange Rate
Wholesale Inflation (14)	12.67%		14.56%		10.04%		8.82%		14.56%
Consumer Inflation (15)	9.51		10.92		7.69		7.24		8.47
Exchange Rate Variation (16) (%)	8.23		4.72		9.93		9.61		2.66
CER (17)	9.54		11.04		6.95		7.97		8.50

The ratios disclosed above are considered significant by the management of Grupo Financiero Galicia despite of the fact that they are not a specific requirement of any GAAP.

(1)	The exchange rate used to convert the December 31, 2011 amounts into Dollars was Ps.4.3032 per US$1.00. All amounts are stated in millions of Pesos, except inflation and exchange rates, percentages, ratios, multiples and per-share data.
(2)	Net financial income primarily represents income from interest on loans and other receivables resulting from financial brokerage plus net income from government and corporate debt securities, including gains and losses, minus interest on deposits and other liabilities from financial intermediation. It also includes the CER adjustment.
(3)	Includes primarily debt with merchants and liabilities with other banks and international entities.
(4)	The average balances of assets, including the related interest that is due are calculated on a daily basis for Banco Galicia and for Galicia Uruguay, as well as for Tarjetas Regionales consolidated with its operating subsidiaries, and on a monthly basis for Grupo Financiero Galicia and its non-banking subsidiaries.
(5)	Net interest earned divided by interest-earning assets. For a description of net interest earned, see Item 4. “Information on the Company-Selected Statistical Information-Interest-Earning Assets-Net Yield on Interest-Earning Assets”.
(6)	Financial margin represents net financial income divided by average interest-earning assets.
(7)	Net income excluding minority interest as a percentage of average total assets.
(8)	Net income as a percentage of average shareholders’ equity.
(9)	Operating income is defined as net financial income plus net income from services.
(10)	Administrative expenses as a percentage of operating income as defined above.
(11)	Past-due loans are defined as the aggregate principal amount of a loan plus any accrued interest that is due and payable for which either the principal or any interest payment is 91 days or more past due.
(12)	Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”.
(13)	Charge-offs plus direct charge-offs minus bad debts recovered.
(14)	As measured by the annual change in the end-of-period Wholesale Price Index (“WPI”), published by INDEC.
(15)	As measured by the annual change in the end-of-period Consumer Price Index (“CPI”), published by INDEC.
(16)	Annual change in the end-of-period exchange rate expressed in Pesos per Dollar.
(17)	The “CER” is the “Coeficiente de Estabilización de Referencia”, an adjustment coefficient based on changes in the CPI.

Exchange Rate Information

The following table sets forth the annual high, low, average and period-end exchange rates for Dollars for the periods indicated, expressed in Pesos per Dollar and not adjusted for inflation.

	Exchange Rate (1)
	High	Low	Average		Period-End
	(in Pesos per Dollar)
2007	3.1797	3.0553	3.1196	(2)	3.1510
2008	3.4537	3.0128	3.1797		3.4537
2009	3.8545	3.4497	3.7478		3.7967
2010	3.9857	3.7942	3.9226		3.9758
2011	4.3035	3.9715	4.1442		4.3032

December 2011	4.3035	4.2780	4.2888	(3)	4.3032
January 2012	4.3383	4.3048	4.3206		4.3362
February 2012	4.3565	4.3337	4.3463		4.3565
March 2012	4.3785	4.3345	4.3563		4.3785

(1)	Using closing reference exchange rates as published by the Argentine Central Bank.
(2)	Annual average: based on the last day of each month’s closing quotation.
(3)	Monthly average: daily closing quotations.

As of April 17, 2012, the exchange rate was Ps.4.3948 for US$1.00.

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

Risk Factors Relating to Argentina

Political and economic instability in Argentina, the deterioration of market conditions and the intervention by the Argentine government, among other factors, may adversely affect Grupo Financiero Galicia’s business and prospects.

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

The Argentine economy in general, the operating results of Grupo Financiero Galicia and its subsidiaries or the rights of the holders of securities issued by such institutions or their value, may be materially and adversely affected by a number of possible factors, including, among others, Argentina’s inability to sustain its current economic recovery, the effects of inflation, Argentina’s limited ability to obtain external financing, a decline in the international prices for Argentina’s main commodity exports, a significant real appreciation of the Peso against the Dollar, intervention by the Argentine government in the form of an ever-changing regulatory framework (including, for example, the recent nationalization of YPF, Argentina’s largest and previously Spanish-owned oil company), the vulnerability of the Argentine economy to external shocks, and a devaluation of the Peso or exchange rate controls.

Argentina’s economic growth since the 2001-2002 economic crisis may not be sustainable in light of current economic conditions and any significant decline in Argentina’s rate of recovery could adversely affect Grupo Financiero Galicia’s financial condition.

Although general economic conditions in Argentina have recovered significantly during the years since the 2001-2002 economic crisis, there is uncertainty as to whether this growth is sustainable. This is mainly because the economic growth was initially dependent on a significant devaluation of the Argentine Peso, a high excess production capacity resulting from a long period of deep recession and high commodity prices. The global economic crisis of 2008 led to a sudden economic decline in Argentina during 2009, accompanied by political and social unrest, inflationary and Peso depreciation pressures and lack of consumer and investor confidence. According to the Argentine Statistics and Census Agency (Instituto Nacional de Estadísticas y Censos, “INDEC”), Argentina’s Gross Domestic Product (“GDP”), in real terms, grew by 0.9% in 2009, 9.2% in 2010 and 8.9% in 2011. GDP may not increase or remain stable in the future. Even though during 2010 and 2011 the Argentine economy has grown significantly, there is uncertainty as to whether Argentina will be able to maintain this level of economic growth.

The economic and financial crisis in certain European countries, the United States or any other important commercial partner of Argentina, a decline in the international demand for Argentine products, a lack of stability and competitiveness of the Peso against foreign currencies, a decline in confidence among consumers and foreign and domestic investors, a higher rate of inflation and future political uncertainties, among other factors, may affect the development of the Argentine economy and cause volatility in the local capital markets, which could have a material adverse effect on the financial condition and the results of operations of Grupo Financiero Galicia and its subsidiaries.

The Argentine economy still remains fragile, as reflected by the following economic conditions:

•	capital outflows remain high,

•	Argentina’s ability to attract foreign direct investment is low;

•	the current fiscal situation is at risk of deterioration;

•	inflation has risen and threatens to accelerate;

•	the regulatory environment continues to be uncertain and has been subject to frequent change;

•	Argentina’s international financing is limited; and

•	the recovery has depended to some extent on high commodity prices, which are volatile and beyond the control of the Argentine government.

If any of the above developments over which we have no control were to occur, including a decline in economic growth or increased economic instability, they may have an adverse effect on our business and financial condition or results of operations.

Inflation could increase from current levels, and materially and adversely affect the Argentine economy and Grupo Financiero Galicia’s financial position and business.

According to INDEC, the CPI increased by 7.7% in 2009, 10.9% in 2010 and 9.5% in 2011; while the wholesale price index went up to 10.0% in 2009, 14.6% in 2010 and 12.7% in 2011. The accuracy of these measurements is in doubt, and the actual CPI and wholesale price index could be substantially higher than those indicated by INDEC. If it is determined that it is necessary to correct the consumer price index and other INDEC indices that use the CPI in their calculation, there could be a significant decrease in confidence in the Argentine economy.

In the past, inflation has materially undermined the Argentine economy and the Argentine government’s ability to generate conditions that fostered economic growth. In addition, high inflation or a high level of volatility with respect to the same may materially and adversely affect the business volume of the financial system and prevent the growth of intermediation activity levels. This result, in turn, would adversely affect the level of economic activity and employment.

High inflation would also undermine Argentina’s foreign competitiveness and adversely affect economic activity, employment, real salaries, consumption and interest rates. In addition, the dilution of the positive effects of the Peso devaluation on the export-oriented sectors of the Argentine economy will decrease the level of economic activity in the country. In turn, a portion of the Argentine debt is adjusted by the Coeficiente de Estabilización de Referencia, the Stabilization Coefficient Index, or “CER Index,” a currency index that is strongly tied to inflation. Therefore, any significant increase in inflation would cause an increase in Argentina’s debt and, consequently, the country’s financial obligations. A high level of uncertainty with respect to these economic variables, and a general lack of stability with respect to inflation could cause a shortening of contract terms and affect the ability of businesses to plan and make decisions, thereby materially and adversely affecting economic activity, and lowering consumers’ income and their purchasing power.

All the above mentioned developments may have a material adverse effect on the financial position, operating results and business of Grupo Financiero Galicia and its subsidiaries.

Due to a default by Argentina on its debt obligations in 2001 and litigation in respect of the same, the ability of Argentina and of private sector companies in Argentina, to obtain financing and to attract direct foreign investment is and will continue to be limited, which may have material adverse effects on the economy and the financial performance of Grupo Financiero Galicia.

Argentina has very limited access to foreign financing. As of December 31, 2001, Argentina’s total public debt amounted to US$144.5 billion. In December of 2001, Argentina defaulted on over US$81.8 billion in external debt to bondholders. In addition, since 2002, Argentina suspended payments on over US$15.7 billion in debt to multilateral financial institutions (e.g. the IMF and the Paris Club) and other financial institutions. In 2006, Argentina cancelled all of its outstanding debt with the IMF totaling approximately US$9.5 billion, and through various exchange offers made to bondholders between 2004 and 2010, restructured over US$74 billion of its defaulted debt. Although on September 2, 2008, pursuant to Decree No. 1,394/2008, Argentina officially announced its decision to pay its debt owed to its creditor nations who are members of the Paris Club, a decision which was accepted by the Paris Club, negotiations related to such repayment remain open. As of December 31, 2011, the Argentine government was still in default with respect to over US$11 billion of debt to bondholders. As of such date, Argentina’s total public debt amounted to US$175 billion (excluding the debt in default to bondholders).

In addition, the foreign shareholders of several Argentine companies, including public utilities and bondholders that did not participate in the exchange offers described above, have filed claims that exceed US$20 billion with the International Centre for Settlement of Investment Disputes (“ICSID”) alleging that the emergency measures adopted by the Argentine government differ from the just and equal treatment dispositions set forth in several bilateral investment treaties to which Argentina is a party. As of the date hereof, the ICSID has ruled that the Argentine government must pay an amount of approximately US$1 billion, plus interest and incurred expenses, in respect of such claims. Litigation and claims against the Argentine government have resulted in material judgments and may result in new material judgments against the Argentine government, which could result in attachments of or injunctions relating to assets of Argentina that the government intended for other uses. As a result, the government may not have all the financial resources necessary to implement reforms and foster growth, which could have a material adverse effect on the country’s economy, and consequently, on our financial condition.

Argentina’s default with respect to the payment of its foreign debt, its delay in completing the debt restructuring process with creditors that did not participate in the related exchange offers and the aforementioned complaints filed against Argentina could prevent the Argentine government and private sector companies in Argentina from accessing the international capital markets and receiving direct foreign investment. Accordingly, the Argentine government may not have sufficient financial resources to foster economic growth. Moreover, investment in the private sector, which is also necessary to promote economic growth, may not occur at the necessary levels due to a lack of financing.

If Argentina does not fully recuperate its ability to access the international capital markets and attract direct foreign investment, there is a risk that the country will not obtain the requisite capital to foster the investment cycle and sustain a fast-paced economic growth. The country’s fiscal condition could be adversely affected, which in turn could generate more inflation and undermine the Argentine government’s ability to implement economic policies designed to foster growth. Unless a sustained growth cycle materializes, political, social and economic instability could prevail once again, all of which would have a material adverse effect on the prospects of the Argentine economy and, therefore, a material adverse impact on Grupo Financiero Galicia’s financial condition and operating results.

A decline in the international prices for Argentina’s main commodity exports and a significant real appreciation of the Peso against the Dollar could affect Argentina’s economy, create new pressures on the exchange market and have a material adverse effect on the prospects of Grupo Financiero Galicia.

Argentina’s economic growth since the 2001-2002 economic crisis has taken place within a context of increasing prices for exports, such as soy, which represented 23.8% of Argentine exports in 2011. High prices for commodities have contributed to the increase in exports by Argentina since the third quarter of 2002, and have contributed to increased tax revenues for the Argentine government, mainly from export taxes (withholdings).

Fluctuations in prices for commodities exported by Argentina and a significant increase in the value of the Peso (in real terms) may reduce Argentina’s competitiveness and significantly affect the country’s exports. A decrease in exports could affect Argentina’s economy, have a material adverse effect on public finances due to a loss of tax revenues, cause an imbalance in the country’s exchange market which, in turn, could lead to increased volatility with respect to the exchange rate. In addition, and more importantly in the short term, a significant appreciation of the Peso could materially reduce the Argentine government’s revenues in real terms and affect its ability to make payments on its debt obligations, as these revenues are heavily derived from export taxes (withholdings). This could worsen the financial condition of the Argentine public sector, increase unemployment and lead to an increase in taxes or a need to inject additional currency into the Argentine financial system through the printing of money, which could lead to inflation and potentially materially and adversely affect the Argentine economy, as well as Grupo Financero Galicia’s financial condition and operating results.

High volatility in the regulatory framework, specifically with respect to financial institutions, could have a material adverse effect on the country’s economy in general, and Grupo Financiero Galicia’s financial position specifically.

The Argentine government continues to exert significant control over the economy. Political and social pressures could inhibit the implementation by the Argentine government of policies designed to maintain price stability, generate growth and enhance consumer and investor confidence.

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

Law No. 26,739 enacted on March 22, 2012 amended the charter of the Argentine Central Bank. No assurances can be provided about what effects the subsequent changes in banking regulations could have on financial institutions in general, and on its business, financial conditions and/or results of operations.

There can be no assurance that potential future enactments of governmental regulation by Argentine authorities will not materially and adversely affect the assets or the operating results of companies in the private sector, including Grupo Financiero Galicia and its subsidiaries, the rights of the holders of securities issued by such entities, or the value of such securities.

The lack of a stable regulatory framework could impose significant limitations on the activities of the financial system and the business of Grupo Financiero Galicia, including Banco Galicia, and would create uncertainty with respect to its future financial situation and results of operations.

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

In the past, Argentina’s economy was adversely affected by developments in other markets, such as, among others, the political and economic events that occurred in Mexico at the end of 1994, the collapse of various Asian economies between 1997 and 1998, the subprime mortgage market crisis in the U.S in 2007 and 2008, the sovereign debt crisis in some European countries during the last years and growth concerns around developed countries. There is a risk that similar events may have a material adverse effect on the Argentine economy in the future.

The Argentine economy is vulnerable to the evolution of the aforementioned developments. Both inflation and growth concerns, if materialized, could change the favorable external conditions.

It is difficult to predict what the final impact of this crisis will be on the liquidity and interest rates of the international markets, world economic growth and trade, the international prices for commodities, and the flow of capital to emerging economies. It is also difficult to predict the manner and the extent to which these events may materially adversely affect Argentina.

As a consequence of such economic and financial crisis, the world’s major economies have entered into recessions or have showed a marked decrease in their economic activity; this could create an unfavorable international economic environment for Argentina, which could require government-driven adjustments to Argentine economic policy and result in lower economic growth.

A new global economic and/or financial crisis, or the effects of the crisis, may affect the Argentine economy and consequently may affect the results and operations of Grupo Financiero Galicia and its subsidiaries, including Banco Galicia.

A future devaluation of the Peso could limit the ability of, or prevent Grupo Financiero Galicia from, being able to make payments with respect to its foreign currency denominated obligations.

If the Peso were to devalue significantly in the future, it could have an adverse effect on the ability of Argentine companies to make timely payments on their foreign currency denominated obligations, generate high inflation, reduce real salaries, and have an adverse effect on companies focused on the domestic market, such as public services companies and financial companies. It could also adversely affect the ability of the Argentine government to honor its foreign debt obligations.

These adverse effects on the Argentine economy could materially and adversely affect Grupo Financiero Galicia’s businesses and impair its ability to honor its obligations denominated in a foreign currency.

We may be unable to make payments in Dollars and/or to make payments outside of Argentina due to exchange controls.

Decree No. 1,570/01, which became effective on December 3, 2001, imposed certain restrictions on the transfer of foreign currency abroad by prohibiting usual transfer transactions of funds to accounts outside of Argentina. The same restriction was maintained by Decree No. 1,606/01, which also included certain additional exceptions for the transfer of funds into Argentina after December 3, 2001.

Additionally, pursuant to Decree No. 616/05 (and related provisions), the Argentine government has regulated incoming and outgoing flows of funds. In general, this rule provides that, subject to certain exceptions, certain funds transferred into Argentina by residents or non-residents are subject to the creation of a mandatory deposit called an “encaje” equal to 30% of the amount transferred, which is to be deposited in Dollars, for one year, in a non-transferable, non-interest-bearing account at a local financial institution. This rule establishes that, subject to certain exceptions, in order to transfer currency from Argentina to foreign accounts, the approval of the Argentine Central Bank must be obtained, and it further establishes certain maximum amounts that individuals may acquire in the foreign exchange market. For a further description of these and other foreign exchange control actions, see Item 4. “Information on the Company-Government Regulation-Foreign Exchange Market”.

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

It may be difficult to effect service of process against Grupo Financiero Galicia’s executive officers and directors, and foreign judgments may be difficult to enforce or unenforceable in Argentina.

Service of process upon individuals or entities which are not resident in the United States may be difficult to obtain within the United States. Grupo Financiero Galicia and substantially all of its subsidiaries are companies incorporated under the laws of Argentina. Substantially all of its directors, members of the supervisory committee, officers and some specialists named herein are domiciled in Argentina and the most significant part of their assets is located in Argentina. Although Grupo Financiero Galicia has an agent to receive service of process in any action against it in the United States with respect to its ADSs, none of its executive officers or directors has consented to service of process in the United States or to the jurisdiction of any United States court. As a result, it may be difficult to effect service of process against Grupo Financiero Galicia’s executive officers and directors. Additionally, pursuant to Argentine law, a foreign judgment will be enforced in Argentina, provided that the requirements set forth in Sections 517 through 519 of the Argentine Code of Civil and Commercial Procedure are met; if it is a matter of provincial law, the requirements in the applicable local codes of procedure must be satisfied instead. In both instances, the foreign judgment must not infringe on the principles of Argentine public policy, as determined by the competent courts of Argentina. As such, foreign judgments may not, in certain circumstances, be enforceable in Argentina and, to the extent such foreign judgments are found to be enforceable, the process of enforcement may be difficult and time-consuming.

The Reform of the Retirement and Pension Integrated System materially and adversely affected the local capital markets and may materially and adversely affect Grupo Financiero Galicia’s ability to obtain liquidity for its operations.

The Argentine Congress approved, through its enactment of Law No. 26,425 on November 20, 2008, the elimination of the private retirement system led by the Retirement and Pension Fund Administrators (the “AFJPs”), which was merged into, and replaced by, a single public regime, referred to as the Argentine Social Security Integrated System (Sistema Integrado Previsional Argentino, the “SIPA”). The law provided that, among other measures: (i) funds accumulated in the private retirement system over the previous fourteen years would be administered by the Argentine National Social Security Administration (Administración Nacional de la Seguridad Social, the “ANSES”) going forward and (ii) the retirement system would be public and citizens would be required to make their social security payments to this new system.

The elimination of this system created a significant change in the operations of the local capital markets, as the AFJPs were, historically, significant institutional investors in respect of local issuances of debt and equity. The dynamics of the local capital markets changed due to the considerable decrease in liquidity and increase in concentration. The elimination of institutional investors and the related sources of funding from the local market could materially and adversely affect Grupo Financiero Galicia’s future ability to access liquidity through the domestic capital markets to fund its operations.

In addition, the Argentine government, through its assumption of the AFJP’s equity investments in a variety of the country’s main private companies, became a significant shareholder in such companies. The nationalization of the AFJPs has adversely affected investor confidence in Argentina, which may impact Grupo Financiero Galicia’s ability to undertake access the capital markets in the future.

The Argentine government may impose regulations that raise labour costs in the private sector, which would increase Grupo Financiero Galicia’s operating costs.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees, and may do so again in the future. In the aftermath of the Argentine economic crisis, employers both in the public and private sectors have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, the employees and labor organizations are demanding significant wage increases. It is possible that the Argentine government could adopt measures mandating salary increases and/or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on Grupo Financiero Galicia’s expenses and business, results of operations and financial condition.

Risk Factors Relating to the Argentine Financial System

The stability of the Argentine banking system might be affected by a loss of confidence of depositors.

During 2001, a significant amount of deposits were withdrawn from Argentine banks. This massive withdrawal of deposits was mainly due to the loss of depositor confidence in the ability of the Argentine government to pay its debts and to maintain the Peso-Dollar parity in the context of its solvency crisis.

If depositors once again withdraw significant holdings from banks, there may be a substantial negative impact on the manner in which financial institutions, including Banco Galicia, conduct their business, and on their ability to operate as financial intermediaries. Loss of confidence in the international financial markets may also affect the trust of Argentine depositors in local banks.

While conditions have improved in the financial system, an adverse economic situation, even if not related to the financial system, could result in the transfer of capital from local financial institutions, as depositors seek to protect their assets from a new crisis. Any massive withdrawal of deposits could cause liquidity problems for financial institutions, and as a result, a contraction in credit supply.

In the case of a future shock such as the insolvency of one or more banks, or a crisis in confidence of depositors, the Argentine government could impose new controls on foreign exchange market or transfers to foreign markets, or take other measures that could lead to new social and political tensions and undermine the financial progress of the government, which would adversely affect Argentina’s economy and growth prospects.

This could impact Grupo Financiero Galicia’s and its subsidiaries’ results.

If the size of financial intermediation relative to GDP is not restored to significant levels, the capacity of financial institutions, including Banco Galicia, to generate profits may be negatively affected.

As a result of the 2001-2002 economic crisis, the volume of financial intermediation activity in Argentina decreased dramatically: private sector credit fell from 24% of GDP in December 2000 to 7.7% in June 2004 and total deposits as a percentage of GDP fell from 31% to 23.2% during the same period. The depth of the crisis and the effect of the crisis on depositors’ confidence in the financial system created significant uncertainties as to the likelihood that the financial system would fully recover its ability to act as an intermediary between savings and credit. Further, the ratio of total private sector deposits and loans to GDP in Argentina are low when compared to international levels and lower than the periods prior to the crisis, especially in the case of loans to the private sector, which represented approximately 15% of Argentine GDP as of December 31, 2011.

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

The limited availability of medium- and long-term funding sources in Argentina may limit the capacity of Argentine financial institutions, including Banco Galicia, to continue growing.

Most deposits in the Argentine financial system are either demand or short-term time deposits. The sources of medium- and long-term funding for financial institutions are currently limited. If Argentine financial institutions, such as Banco Galicia, are unable to access adequate funding sources or are required to pay high costs in order to obtain the same, their results of operations may be negatively impacted which, in the case of Banco Galicia, may adversely impact its ability to repay its debt.

Argentine financial institutions continue to have exposure to the public sector (including securities issued by the Argentine Central Bank) and its repayment capacity which, in periods of economic downturn, may negatively impact their results of operations.

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

With respect to Banco Galicia, in particular, as of December 31, 2011, its net position in the Argentine public sector reached Ps.5,201 million, representing approximately 10% of its total assets and 1.4 times its shareholders’ equity. Of this total, Ps.1,664 million corresponded to Argentine government securities while the remaining Ps.3,537 million were Argentine Central Bank debt instruments. As a result, Banco Galicia’s income generating capacity may be materially impacted, or may be particularly impacted by the Argentine public sector’s repayment capacity and the performance of public sector bonds, which, in turn, is dependent on the factors referred to above. Banco Galicia’s ability to honor its financial obligations could be adversely affected by the Argentine government’s payment capacity or its failure to meet its obligations in regard to Argentine government obligations owed to Banco Galicia.

The Argentine government may once again impose limitations on the enforcement of creditor rights in Argentina which could adversely affect the businesses of financial institutions, including Banco Galicia’s.

To protect debtors affected by the 2001-2002 economic crisis, beginning in 2002 the Argentine government adopted measures that temporarily suspended proceedings for the enforcement of creditors’ rights, including mortgage foreclosures and bankruptcy petitions. Most of these measures have been rescinded. The Argentine government, however, could re-implement measures with retroactive effect or, if faced with adverse economic conditions, could adopt additional measures that could adversely affect the businesses of financial institutions, including those of Banco Galicia.

The application of the Consumer Protection Law may prevent or limit the collection of payments with respect to services rendered by Grupo Financiero Galicia and its subsidiaries.

Argentine Law No. 24,240 (the “Consumer Protection Law”) sets forth certain rules and principles designed to protect consumers, which include Banco Galicia’s customers. The Consumer Protection Law was amended on March 12, 2008 by Law No. 26,361 to expand its applicability and the penalties associated with violations thereof.

Additionally, Law No. 25,065 (as amended by Law No. 26,010 and Law No. 26,361, the “Credit Card Law”) also sets forth several mandatory regulations designed to protect credit card holders.

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

Certain public and private organizations have initiated class actions against financial institutions in Argentina. The Argentine National Constitution and the Consumer Protection Law contain certain provisions regarding class actions. However, their guidance with respect to procedural rules for instituting and trying class action cases is limited. Nonetheless, by means of an ad hoc doctrine construction, Argentine courts have admitted class actions in some cases, including various lawsuits related to “collective interests” such as alleged overcharging on products, applied interest rates and advice in the sale of public securities, etc. If class action plaintiffs were to prevail, their success could have an adverse effect on the financial or insurance industry and, consequently, Grupo Financiero Galicia’s business and financial condition.

Risk Factors Relating to Us

Increased competition, reduction in the number of financial market participants and reduced spreads without a corresponding increase in lending volumes could adversely affect Banco Galicia’s operations and profits.

We expect competition in the financial market to increase and a continued consolidation among the number of market participants leading to the creation of larger banks with more resources than Banco Galicia. Such consolidation and increased competition could require Banco Galicia to expend significant resources to defend its current market share in the agricultural and livestock sector, small and medium sized companies (“SMEs”) business sector and consumer finance operations. Banco Galicia and other subsidiaries of Grupo Financiero Galicia could experience reduced prices and margins and/or decreased volume of operations and market share, and therefore, the results of their operations could be adversely affected.

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

We exercise significant judgment in calculating our provision for income taxes and other tax liabilities. Although we believe our tax estimates are reasonable, many factors may affect their accuracy. The tax authorities may disagree with our tax treatment of certain material items potentially causing an increase in our tax liabilities.

Furthermore, changes to existing laws may also increase our effective tax rate. A substantial increase in our tax burden could have an adverse effect on our financial results.

Certain tax authorities in the provinces and in the City of Buenos Aires initiated administrative proceedings against certain financial institutions in order to collect higher gross income taxes from such financial institutions from year-end 2002 onwards. Provincial tax authorities claim a substantial amount in connection with gross income generated by financial institutions in 2002, as such authorities include the income related to the Compensatory Bond (as defined below), into the income subject of the tax. The purpose of the Compensatory Bond was to compensate financial institutions for the losses that they would otherwise incur as a result of the measures implemented to face the 2001-2002 economic crisis, in particular, the Asymmetric Pesification. Although the final decision of these proceedings is uncertain, there have been certain non definitive rulings for the bank’s position, but financial institutions, including Banco Galicia, could suffer certain losses.

Adverse conditions in the credit and capital markets and in the exchange rates may have a material adverse effect on Grupo Financiero Galicia’s financial condition and results of operations and adversely impact some of Grupo Financiero Galicia’s funding sources, therefore limiting its ability to access funding from such sources in a cost effective and/or timely manner.

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

Some of Banco Galicia’s liquidity is derived from domestic banking institutions and/or the domestic capital markets. As of December 31, 2011, Banco Galicia’s liquidity ratio was 37.85%, as measured by liquid assets as a percentage of total deposits (liquid assets include cash and due from banks, holdings of securities issued by the Argentine Central Bank (“Lebac” and “Nobac”), net interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions in the local market). Any disruptions in the local capital markets or in the local banking market, as have been experienced in Argentina in the past from time to time, may result in a reduction in availability and/or increased cost of financing for liquidity obtained from such sources. These conditions may impact Banco Galicia’s ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute its growth strategy. Any such event may adversely affect Banco Galicia’s financial condition and/or results of operations.

Grupo Financiero Galicia’s subsidiaries estimate and establish reserves for potential credit risk and credit losses, which may be inaccurate or insufficient, which may, in turn, materially and adversely affect their financial condition and results of operations.

Grupo Financiero Galicia’s subsidiaries estimate and establish reserves for potential credit risk and credit losses related to changes in levels of income of borrowers, increased rates of inflation, increased levels of non-performing loans or an increase in interest rates. This process requires complex and subjective analysis, including economic projections and assumptions regarding the ability of debtors to repay their loans.

Therefore, if in the future Grupo Financiero Galicia’s subsidiaries are unable to effectively control the level of quality of their loan portfolio, if loss reserves for loans are inadequate to cover future losses on loans, or if they are required to increase their loss reserves due to an increase in the amount of their non-performing portfolio loans, the financial condition of Grupo Financiero Galicia’s subsidiaries and their results of operations could be materially and adversely affected.

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

Interruption or failure in our information technology systems could adversely affect our operations and financial position.

Our subsidiaries’ success is dependent upon the efficient and uninterrupted operation of their communications and computer hardware systems, including those systems related to the operation of their ATMs and website. Our communications and computer hardware systems and transactions could be harmed or interrupted by fire, flood, power failures, defective telecommunications, computer viruses, electronic or physical theft and similar events or interruptions. Any of the foregoing events could cause system interruptions, delays and the loss of critical data and could prevent us from operating at optimal levels or at all. In addition, disaster recovery planning may not be sufficient to cover all of these events and we could have inadequate insurance coverage or limits which could prevent us from receiving full compensation for our losses from a principal interruption. If any of these events occur, it could damage our reputation, be costly to cure and adversely affect our transactions as well as our results of operations and financial position.

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

In addition, under certain regulations, Banco Galicia faces certain restrictions related to dividend distribution. In particular, after the end of 2011, the Argentine Central Bank modified the regulations regarding dividend distribution. The new regulation established that after paying dividends, a financial institution must have an excess of computable capital over the minimum requirement of 75%, up from the previous requirement of 30%. As a result of these regulations, Banco Galicia could not declare dividends for the fiscal year ended December 31, 2011.

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

Argentina has different corporate disclosure and governance standards than those you may be familiar with in the United States and, as a foreign private issuer, Grupo Financiero Galicia has different disclosure and other requirements than U.S. domestic registrants.

The securities laws of Argentina, which govern open or publicly listed companies, aim to promote disclosure of all material corporate information to the public. Argentine disclosure requirements, however, are more limited than those in the United States in important respects and, as a foreign private issuer, Grupo Financiero Galicia is subject to different disclosure and other requirements than a domestic U.S. registrant. For example, as a foreign private issuer, in the United States, Grupo Financiero Galicia is not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports or to file current reports upon the occurrence of certain events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, although Argentine laws provide for disclosure and other similar requirements in connection with publicly listed companies, including, for example, with respect to insider trading and price manipulation, applicable Argentine laws are different from those in the United States and in certain respects may provide for different or fewer protections or remedies as compared to the comparable laws in the United States. Grupo Financiero Galicia relies on exemptions from the Nasdaq rules which permit Grupo Financiero Galicia to follow Argentine legal requirements rather than certain Nasdaq requirements applicable to domestic issuers. See “-Nasdaq Corporate Governance Standards.” Accordingly, the information available to you is not the same as, and is more limited than, the information available to shareholders of a U.S. company.

Payments under the class B shares or ADSs may be subject to withholding under “FATCA.”

Grupo Financiero Galicia may, under certain circumstances, be required pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder (often referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) to withhold U.S. tax at a 30% rate on all or a portion of distributions on the class B shares or ADSs which are treated as “foreign passthru payments” made on or after January 1, 2017. In particular, withholding may apply to payments: (i) to an investor who does not provide information sufficient for Grupo Financiero Galicia to determine whether the investor is a U.S. person or should otherwise be treated as holding a “United States account” of Grupo Financiero Galicia, or (ii) to an investor or any other financial institution through which payment on the class B shares or ADSs is made that is a non-U.S. financial institution that is not in compliance with FATCA (a “nonparticipating foreign financial institution”). The extent to which FATCA may apply to distributions paid on or with respect to the class B shares or ADSs is not currently clear since guidance and administrative rules regarding FATCA are still being developed by U.S. tax authorities.

Item 4. Information on the Company

History and Development of the Company

Our legal name is Grupo Financiero Galicia S.A. We are a financial services holding company that was incorporated on September 14, 1999, as a “sociedad anónima” (“a stock corporation”) under the laws of Argentina. As a holding company we do not have operations of our own and conduct our business through our subsidiaries. Banco Galicia is our main subsidiary and one of Argentina’s largest full-service banks. Through the operating subsidiaries of Tarjetas Regionales, a holding company controlled by Banco Galicia, and CFA (97% Banco Galicia, 3% Grupo Financiero Galicia S.A.) we provide proprietary brand credit cards throughout the Interior of the country and consumer finance services throughout Argentina. Through Sudamericana and its subsidiaries we provide insurance products in Argentina. We directly or indirectly own other companies providing financial related products as explained herein. We are one of Argentina’s largest financial services groups with consolidated assets of Ps.51,193 million as of December 31, 2011.

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

Our agent for service of process in the United States is C T Corporation System, presently located at 111 8th Avenue, New York, New York 10011.

Organizational Structure

The following table illustrates our organizational structure as of December 31, 2011. Percentages indicate the ownership interests held. All of the companies shown in the chart are incorporated in Argentina, except for:

•	Galicia Uruguay (in liquidation), incorporated in Uruguay and currently not an operating financial institution;

•	Galval, incorporated in Uruguay;

•	Galicia Cayman, incorporated in the Cayman Islands;

•	Tarjeta Naranja Dominicana S.A., incorporated in the Dominican Republic; and

•	Tarjeta Naranja Perú S.A., incorporated in Perú.

After fiscal year end, the organizational structure changed due to the following events:

•	Tarjeta Naranja S.A.’s board of directors approved the merger of Tarjeta Mira S.A. (merged company) into Tarjeta Naranja S.A. (merging company).

•

Tarjetas Regionales carried out a capital increase that was mainly paid in by the contribution of the minority shareholders’ holdings in its subsidiaries Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A. Therefore, Banco Galicia’s direct and indirect interest decreased to 77% of the capital stock and the remaining 23% is held by the shareholders who, by means of the above-mentioned contribution, became Tarjetas Regionales’ minority shareholders.

After giving effect to the above-mentioned changes, the following table represents the corporate structure as of the date of this annual report.

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

In 2000, Net Investment was established as a holding company, of which Grupo Financiero Galicia had 87.5% ownership. During that year, Grupo Financiero Galicia also entered the bank-assurance business acquiring a participation in Sudamericana and in 2001 acquired the 87.5% of Galicia Warrants. As of the date of this annual report Grupo Financiero Galicia owns the 87.5% of each company, with the remaining 12.5% being held by Banco Galicia.

In January 2005, we created Galval, a securities broker based in Uruguay, with the purpose of providing trading and custody services. We own 100% of the capital and voting rights of this subsidiary.

In August 2007, Grupo Financiero Galicia exercised its preemptive rights in Banco Galicia’s share issuance and subscribed for 93.6 million shares of Banco Galicia. The consideration consisted of: (i) US$102.2 million face value of notes due 2014 issued by Banco Galicia in May 2004, and (ii) cash. After the capital increase, Grupo Financiero Galicia held 94.66% of Banco Galicia’s shares, up from 93.60%. For more information on Banco Galicia’s capital increase, please see “-Banco Galicia-Banco Galicia’s 2007 Capital Increase”.

In March 2008, GV Mandataria was incorporated with the purpose of carrying out securities-related representations, mandates and commissions of all types, involving both domestic and international companies. Grupo Financiero Galicia holds 90% of GV Mandataria’s stock, and the remaining 10% is held by Galval.

As of December 31, 2011, the controlling percentage held by Grupo Financiero Galicia in Banco Galicia was 94.84%. During January 2012, Grupo Financiero Galicia’s ownership of Banco Galicia reached 94.93%.

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

In 2001 and 2002 Argentina experienced a severe political and financial crisis, which had a material adverse effect on the financial system and on financial businesses as a whole, including Banco Galicia, but especially on financial intermediation activity. However, during the crisis, the provision of banking services of a transactional nature was maintained. With the normalization of the Argentine economy’s situation and the subsequent growth cycle that began in mid 2002, financial activities began to expand at high rates, which translated into high growth at the level of the financial system as a whole, including Banco Galicia. The provision of services continued to develop, even further than prior to the crisis, and financial intermediation resumed progressively.

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

Together with the launching of the above-mentioned initiatives, Banco Galicia began to normalize its activities, progressively restoring its customer relations and growing its business with the private sector. In 2007, Banco Galicia finalized the full repayment of its debt with the Argentine Central Bank incurred as a consequence of the 2001-2002 crisis. In addition, in August 2007, Banco Galicia repaid in full the notes that it had issued to restructure the debt of its New York Branch and undertook a share offering to increase its capitalization, in order to be able to support the increase in regulatory capital requirements on a bank’s exposure to the public sector and the growth of its business with the private sector. For more information, see “-Banco Galicia’s 2007 Capital Increase” below.

On June 1, 2009, Banco Galicia entered into a stock purchase agreement with AIG and with AIG Consumer Finance Group Inc. for the purchase of the shares of CFA, Cobranzas y Servicios S.A. and Procesadora Regional S.A. (collectively the “CFA Group”), Argentine companies that are involved in financial and related activities.

Pursuant to Resolution No. 124, dated June 7, 2010, the Argentine Central Bank authorized the purchase of the shares of the CFA Group by Banco Galicia and Tarjetas Regionales and on August 31, 2010, through Resolution No. 299, the National Commission for the Defense of Competition (Comisión Nacional de Defensa de la Competencia) approved the transaction. The purchase of the shares of the CFA Group was completed by Banco Galicia (95%) and Tarjetas Regionales (5%) on June 24, 2010. The price to acquire the shares of these companies was Ps.333.9 million. This purchase was financed with Banco Galicia’s available cash, within its ordinary course of business. See “-Compañía Financiera Argentina” below.

Restructuring of the Foreign Debt of Banco Galicia’s Head Office in Argentina and its Cayman Branch

On May 18, 2004, Banco Galicia successfully completed the restructuring of US$1,320.9 million of the debt of Banco Galicia’s Head Office and its Cayman Branch, consisting of bank debt (including debt with multilateral credit agencies) and bonds. This amount represented 98.2% of the foreign debt eligible for restructuring. As of December 31, 2011, the principal amount of old debt, the holders of which did not participate in the exchange offer was US$1.6 million.

Based on the final amounts validly tendered, on May 18, 2004, Banco Galicia paid creditors who elected to participate in the cash offer and the Boden offer and issued the following new debt instruments:

•	US$648.5 million of long-term Dollar-denominated debt instruments, of which US$464.8 million were Dollar-denominated notes due 2014 (referred to as the “Step Up Notes Due 2014” or the “2014 Notes”) issued under an indenture.

•	US$399.8 million of medium-term Dollar-denominated debt instruments, of which US$352.8 million were Dollar-denominated notes due 2010 (referred to as the “Floating Rate Notes Due 2010” or the “2010 Notes”) issued under an indenture.

•	US$230.0 million of subordinated Dollar-denominated debt instruments, of which US$218.2 million were Dollar-denominated notes due 2019 (referred to as the “Subordinated Notes Due 2019” or the “2019 Notes”) issued under an indenture.

In January 2010, Banco Galicia paid the last amortization installment of its 2010 Notes, for a principal amount of US$34.2 million and in November 2010, Banco Galicia redeemed all its 2014 Notes, for an outstanding principal amount of US$102.3 million.

During February 2011, Banco Galicia partially redeemed capitalized interest of its Subordinated Notes Due 2019 for US$90.1 million, which amount was capitalized between January 1, 2004 and December 31, 2010, and was originally scheduled to be paid on January 1, 2014. In addition, as part of such partial redemption, Banco Galicia also paid all other interest accrued on such partially redeemed amount up to the day before the redemption date for US$1.4 million. Interest accrues on these notes at a fixed annual rate of 5% and is payable semiannually.

In addition, in December 2011, with respect to the same notes, Banco Galicia made an advance payment of interest, including both interest that capitalized from January 1, 2011 to June 30, 2011, as well as interest that had accrued on such capitalized amount as of the day before such advanced payment, of US$5.5 million and US$0.3 million, respectively. Such payment was originally scheduled to be made on January 1, 2014.

As of December 31, 2011, the outstanding principal amount of debt resulting from the above-mentioned restructuring amounted to US$228.4 million, US$88.7 million lower than as of December 31, 2010 and US$327.8 million lower than as of December 31, 2009, due to amortization, prepayments and advance cancellations. For more information see Item 5. “Operating and Financial Review and Prospects-Item 5.A. “Operating Results-Contractual Obligations”, and “Funding”.

Banco Galicia’s 2007 Capital Increase

On October 11, 2006, Banco Galicia’s shareholders resolved to increase Banco Galicia’s capital stock by up to 100 million ordinary (common) book-entry, class B shares, with one vote per share and a nominal value of Ps.1.0 each. The new shares could be purchased, at the option of the purchaser, in cash or in 2010 Notes, 2014 Notes and/or 2019 Notes. The offer was made only to shareholders. The purpose of the capital increase was to guarantee Banco Galicia’s compliance with the Argentine Central Bank’s capital adequacy rules, in light of the increase in such requirements. This increase was expected because of the projected growth of Banco Galicia’s business volume with the private sector and the Argentine Central Bank’s regulations establishing increasing capital requirements in respect of public-sector assets.

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

On May 29, 2009, the Special General Meeting of Galicia Uruguay approved the voluntary reduction of capital by redemption of shares. Following such capital reduction, Banco Galicia held 100% of the capital stock of Galicia Cayman, of which formerly 65.34% was controlled by Galicia Uruguay and the remaining 34.66% by Banco Galicia. As of the closing of fiscal year 2011 the shareholders’ equity of Galicia Uruguay amounted to Ps.50.7 million.

At the date of this annual report, Galicia Uruguay was in the process of being liquidated and therefore was not engaged in any active business and its restructured debt (time deposits and notes) has been repaid in full.

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

Regional Credit Card Companies

In the mid-1990s, Banco Galicia made the strategic decision to target the “non-banked” individuals market, which, in Argentina, typically includes the low and medium-low income segments of the population which typically live in the Interior of the country, in addition to certain locations of the Greater Buenos Aires. To implement this strategic decision, among others, in 1995, Banco Galicia began investing in non-bank companies operating in certain regions of the Interior, providing financial services to individuals through the issuance of credit cards with proprietary brands and extending credit to its customers through such cards. We refer to these companies in aggregate as the “Regional Credit Card Companies”.

In 1995, Banco Galicia made the first investment in this business by acquiring a minority stake in Tarjeta Naranja S.A. and in 1997 increased its ownership to 80%. This company had begun operations in 1985 in the city of Córdoba, the second largest city in Argentina, by marketing “Tarjeta Naranja”, its proprietary brand credit card, in this city and had enjoyed local growth.

In 1996, Banco Galicia formed Tarjetas Cuyanas S.A., to operate in the Cuyo Region (the provinces of Mendoza, San Juan and San Luis) in partnership with local businessmen. This company launched the “Nevada Card” in May 1996 in the city of Mendoza. Also in 1996, Banco Galicia formed a new company, Tarjetas del Mar S.A., to operate in the city of Mar del Plata and its area of influence. Tarjetas del Mar S.A. began marketing the “Mira” card in March 1997.

In early 1997, Banco Galicia purchased an interest in Comfiar S.A., a consumer finance company operating in the provinces of Santa Fe and Entre Ríos, which was merged into Tarjeta Naranja S.A. in January 2004.

In 1999, Banco Galicia reorganized its participation in this business through Tarjetas Regionales, a holding company wholly owned by Banco Galicia and Galicia Cayman, which achieved control of Tarjeta Naranja S.A., Comfiar S.A., Tarjetas Cuyanas S.A., and Tarjetas del Mar S.A. In addition, in 1999, Tarjetas Regionales acquired a 12.5% interest in Tarjetas del Sur S.A., a credit card company operating in southern Argentina. In January 2000, this interest increased to 60% and, in February of the same year, Tarjeta Naranja S.A. acquired the remaining 40%. In March 2001, Tarjetas del Sur S.A. merged into Tarjeta Naranja S.A.

As of December 31, 2011, Banco Galicia held 75.3% of Tarjetas Regionales while Galicia Cayman held the remaining 24.7%. Directly or indirectly, as of that date, Banco Galicia held 80.0% of Tarjeta Naranja S.A., 60.0% of Tarjetas Cuyanas S.A., and 99.94% of Tarjetas del Mar S.A. Following the completion of our fiscal year ended December 31, 2011, the ownership interests in Tarjetas Regionales and its operating subsidiaries were modified. See Item 8. “Financial Information – Significant Changes”.These companies have experienced a significant expansion of their customer bases, in absolute terms and with respect to the range of customers served, number of cards issued, distribution networks and size of operations, as well as a technological upgrade and general modernization. By mid 1995, Tarjeta Naranja S.A. had approximately 200,000 cards outstanding. As of December 31, 2011, the Regional Credit Card Companies, on a consolidated basis, had more than 6.6 million issued cards and were the largest proprietary brand credit card operation in Argentina.

In terms of funding, the Regional Credit Card Companies have historically used one or more of the following third party sources of financing: merchants, bond issuances, bank loans and other credit lines, financial leases and securitizations using financial trust vehicles. This diversification has allowed the Regional Credit Card Companies to maintain and expand their business without depending excessively on one single source or provider.

The business operations of the Regional Credit Card Companies are exposed to foreign exchange rate fluctuations and interest rate fluctuations; however, they mitigate the foreign exchange rate risk in respect of their business and operation through hedging transactions and to try to offset their interest rate exposure with assets that bear interest at similar floating rates. In addition, the Regional Credit Card Companies have an overall liquidity policy to have sufficient liquidity to cover at least three months of future operations and they also formulate a cash flow projection for each upcoming year. These internal policies and practices ensure adequate working capital through which the Regional Credit Card Companies protect their operations against short-term cash shortages, allowing them to focus on expanding their business and continuously better serving their clients.

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

In 1992, CFA carried out its commercial activities under the name “Interbonos Compañía Financiera S.A.” (authorized by Resolution No. 284 of the Argentine Central Bank, dated June 17, 1992), as agent of the Mercado Abierto (fixed income brokerage) and later it shifted its activities to personal financing, providing small loans through retail merchants for the acquisition of different consumer goods. In 1994, it created “Efectivo Sí”, which is a product aimed at satisfying the financial needs of the “non-bankarized” population sector, or that segment of the population characterized by limited interaction with traditional banks.

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

In June 2010, Compañía Financiera Argentina was acquired by Banco Galicia and Tarjetas Regionales, with an interest in CFA’s capital stock of 95% and 5%, respectively.

During fiscal year 2011, the 5% interest held by Tarjetas Regionales was acquired by Grupo Financiero Galicia and Banco Galicia, which acquired 3% and 2% of such interest, respectively. Following such acquisition, Banco Galicia held a 97% interest in CFA.

Sudamericana Holding

In 1996, Banco Galicia entered the bank-assurance business, through the establishment of a joint venture with Hartford Life International to sell life insurance and annuities, in which it had a 12.5% interest. In December 2000, Banco Galicia sold its interest in this company and purchased 12.5% of Sudamericana, a subsidiary of Hartford Life International. As a result of various acquisitions, Grupo Financiero Galicia owns 87.5% of Sudamericana (with the remaining 12.5% being held by Banco Galicia) which offers life, retirement and property and casualty insurance products in Argentina through its subsidiaries Galicia Seguros S.A. (“Galicia Seguros”), which provides property and casualty and life insurance, Galicia Retiro Compañía de Seguros S.A. (“Galicia Retiro”), which provides retirement insurance and Galicia Broker Asesores de Seguros S.A. (insurance broker).

Net Investment

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

The board of directors of Net Investment has been analyzing new business alternatives and the shareholders decided to amend the corporate purpose to be able to have an interest in other companies that carry out related, accessory and/or else supplementary activities to those carried out by Net Investment. Furthermore, during fiscal year 2010, Net Investment purchased shares of a company that carries out activities related to business development through the internet. As of December 31, 2011, the equity investment held by Net Investment is equivalent to 0.19% of such company’s net worth.

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

GV Mandataria

In March 2008, GV Mandataria was incorporated with the purpose of carrying out representations, mandates and commissions of all types, whether involving domestic or international companies. Grupo Financiero Galicia holds 90% of GV Mandataria’s stock, and the remaining 10% is held by Galval.

Business

Banking

Banco Galicia is our largest subsidiary. Banco Galicia operates in Argentina and substantially all of its customers, operations and assets are located in Argentina. Banco Galicia is a bank that provides, directly or through its subsidiaries, a wide variety of financial products and services to large corporations, SMEs, and individuals.

Banco Galicia is one Argentina’s largest full-service banks and is a leading provider of financial services in Argentina. According to information published by the Argentine Central Bank, as of December 31, 2011, Banco Galicia ranked second in terms of assets, deposits and loan portfolio within private-sector banks in Argentina. As of the same date, Banco Galicia also ranked first among private-sector domestic banks in terms of assets, loans and deposits. Its market share of private sector deposits and of loans to the private sector was of 8.78% and of 8.64% respectively, as of the end of 2011. On a consolidated basis, as of the end of fiscal year 2011, Banco Galicia had total assets of Ps.50,658 million, total loans of Ps.30,881 million, total deposits of Ps.30,149 million, and its shareholders’ equity amounted to Ps.3,603 million.

Banco Galicia provides a full range of financial services through one of the most extensive and diversified distribution platforms amongst private-sector financial institutions in Argentina. This distribution platform, as of December 31, 2011, was comprised of 244 full service banking branches, located throughout the country, 1,534 ATMs and self-service terminals owned by Banco Galicia, phone banking and e-banking facilities. Banco Galicia’s customer base, on an unconsolidated basis, was comprised of more than 2.3 million customers, who were comprised of mostly individuals but who also included more than 60,000 companies. Banco Galicia has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, it is one of the primary providers of financial services to individuals, one of the largest providers of credit cards, the primary private-sector institution serving the SMEs sector, and has traditionally maintained a leading position in the agriculture and livestock sectors. Banco Galicia’s primary clients are classified into two categories, the Wholesale Banking Division and the Retail Banking Division.

For a breakdown of Banco Galicia’s revenues by category of activity for the last three financial years, see Item 5. “Operating and Financial Review and Prospects”-Item 5.A. Operating Results-Results by Segments-Banking.

Wholesale Banking

The Wholesale Banking Division manages and develops Banco Galicia’s relationship with the companies of the different economic sectors.

As of December 31, 2011, Banco Galicia continued to strengthen its position in the corporate sector, by increasing the cross-selling of its various products to existing clients, by continuing to provide better quality financial products and services and by forging close relationships with its corporate customers and ensuring that its officers provide such customers with dedicated and focused customer service. These financial products and services offered included, among others, collection and payment services, commercial credit cards that are tailored for the needs of particular market segments, direct payroll deposit, capital market alternatives, foreign trade solutions and corporate e-banking services through Galicia Office. In addition, during fiscal year 2011, as an indicator of the efforts being undertaken by Banco Galicia to provide better quality products and services, Banco Galicia also obtained an ISO 9001 Certification for Comunidad Electrónica de Cobros (a certification for an electronic collection community) and renewed certification of the quality management system Cobranza Integrada Galicia (Galicia Integral Collection), both of which are valuable recognitions for Banco Galicia’s business.

Banco Galicia is committed to Argentina’s economic growth. For the fiscal year ended on December 31, 2011, Banco Galicia provided financial assistance to more than 56,000 companies in Argentina by providing such companies with access to credit lines that they could then use to finance their working capital needs for medium and long-term investment projects. Such commitment becomes clear in Banco Galicia’s total loan portfolio structure (excluding the loan portfolio of Tarjetas Regionales), of which 58% accounts for the financing of production-related sectors (38% SMEs and Agriculture and Livestock sector, and 20% for large companies and corporations).

During fiscal year 2011, Ps.32,000 million were granted as loans to companies across the country, whereas funds managed increased by 24%. The offer of Peso and Dollar-denominated medium- and long-term financing increased through different agreements with both domestic and international multilateral agencies. Additionally, the benefits of all subsidized credit lines or lines with special conditions offered by the national and provincial public sector were offered to customers.

In line with the investment on capital goods in the productive sector, Banco Galicia disbursed more than Ps.340 million for leasing credit lines throughout fiscal year 2011 and, as part of its efforts to continue to manage value chain integration, Banco Galicia also created new alliances with leading Argentine companies to provide special financing conditions, entering into 115 agreements for the purchase of machines, seeds, agrochemicals, trucks and vehicles, among others; and purchases for over Ps.471 million were financed. In addition, as part of Banco Galicia’s role in the continued development of the livestock sector, Banco Galicia entered into various agreements with both livestock brokers and breeding ranches to finance the purchase of breeding cattle (including both bulls and cows) between such entities by providing medium-term loans.

Galicia Office is Banco Galicia’s corporate e-banking service, which companies use, without any cost, to make inquiries and requests about their banking products (accounts, loans, investments, Visa and Galicia Rural liquidations), as well as gain access to a wide range of information about their check portfolio and returned checks, request and ratify checkbooks, make transfers between their accounts and third party accounts, make investments, consult Banco Galicia regarding their foreign trade transaction balance, make payments to their employees with maximum security, renew their digital signature online and make payments to their suppliers. The volume of queries and transactions made through Galicia Office continues to grow year after year as well as the volume of companies currently subscribed to the service; currently more than 47,000 companies are using Galicia Office. During the fiscal year ended December 31, 2011, total queries reached 81.9 million and monetary transactions amounted to 3.4 million, representing a 24% increase, as compared to fiscal year 2010. Taking into account InterBanking (an electronic payment company) and Galicia Office, transactions amounting to Ps.407,292 million were conducted, representing a 50.3% increase in fiscal year 2011 as compared to fiscal year 2010.

Corporate Banking

During 2011, Banco Galicia strengthened its position as one of the leading banks in this customer segment, by increasing its market penetration sharply and improving the indexes that measure the opinion customers have regarding Banco Galicia. This was accomplished through commercial planning, tailor-made financial and non-financial solutions based on the requirements of this segment’s customers, and the specialized advisory service from a professional team.

The foreign trade business had a significant level of activity, reaching US$8,526 million and 27,826 transactions. In addition, this division actively participated in the structuring of debt transactions in capital market issuances.

Companies

During 2011, Banco Galicia’s leading position strengthened in the business segment, which was called medium-sized companies until 2010, and Banco Galicia significantly increased its market penetration and value in the Argentine provinces, thus elevating Banco Galicia’s provincial presence to a similar level as its already stable presence in the Autonomous City of Buenos Aires and Greater Buenos Aires.

The electronic account transactions for this segment increased by 58% during 2011 as a result of the Cobranza Integrada Galicia (Galicia Integral Collection), Pago de Haberes (Direct Payroll Deposits) and Pago a Proveedores (Payment to Suppliers) services, and as a result of increased foreign trade transactions conducted through Galicia Office.

Additionally, growth in this segment increased as a result of foreign trade. Specifically, during 2011 a team of foreign trade professionals similar to the already existing commercial officers team was created to advise our corporate customers on foreign trade matters which helped increase our revenues from foreign trade transactions. These revenues increased to represent 52% of our overall revenues in this segment for fiscal year 2011 as compared to 47% for fiscal year 2010.

Agricultural and Livestock Sector

Banco Galicia’s leading position in the agriculture and livestock sector continues to strengthen year after year. For the sixth year in a row, the annual survey of ICASA/Mora y Araujo Consultant for Chacra Magazine that establishes the best positioned brands in this sector concluded that Banco Galicia is the best positioned private financial entity in the agriculture and livestock sector.

Through Tarjeta Galicia Rural (TGR), the leading card in the agriculture and livestock market with over 50% of the market share of the credit card business specializing in this sector, Banco Galicia continues to develop benefits to finance supplies, goods and services for this sector. During fiscal year ended December 31, 2011, the sales volume for this card amounted to Ps.1,856 million, which represented a 47% increase as compared to the fiscal year ended December 31, 2010.

Throughout 2011, new agreements were entered into with leading companies of the agriculture and livestock sector to offer them interest-free, 90 to 240-day exclusive financing conditions with Tarjeta Galicia Rural; in addition, during the pre-campaign, farm operators were offered the option of buying their supplies with TGR card from companies that held agreements as of March 2011 and paying for them in 2012.

Once again Banco Galicia promoted awards such as Excelencia Agropecuaria La Nación—Banco Galicia (La Nación-Banco Galicia’s Agriculture and Livestock Excellence Award), Banco Galicia—Revista Chacra a la Gestión Solidaria del Campo (Banco Galicia-Chacra Magazine’s Rural Solidarity Award) and CAPA-Banco Galicia. Banco Galicia also supported various research and outreach activities.

Capital Markets and Investment Banking

Banco Galicia’s capital market activity is focused on corporate debt transactions and, to a lesser extent, on securitization transactions. In addition, Banco Galicia contributes to the optimization of its affiliated companies’ financing strategies.

Non-Financial Public Sector

During the fiscal year ended December 31, 2011, Banco Galicia continued improving its position as a service provider for the public sector, by visiting and offering services to several municipalities and national universities. As a result of these actions, new agreements were entered into and additional services were offered to the municipal sector. Furthermore, Banco Galicia continued taking part in different public bids on direct payroll deposits. Banco Galicia believes that the work carried out during fiscal year 2011 provides an excellent stepping stone for Banco Galicia to position itself as a leader within the public sector in 2012.

Foreign Trade

During 2011, import and export operations conducted through Banco Galicia totaled US$14,084 million, which represented a 33.4% increase as compared to the previous year. Banco Galicia’s foreign trade market share amounted to 8.2%, with more than 116,000 transactions processed.

In order to improve internal operating processes and streamline transaction settlements, a foreign trade team was created within the operations department. This team is exclusively dedicated to the settlement of transactions from Galicia Office. During 2011, Galicia Office recorded approximately 48,000 foreign trade transactions conducted by 2,000 customers.

Through the Customer Contact Center and specialized personnel, the foreign trade service answered 246,172 phone calls from customers requesting information and advice regarding their transactions.

Retail Banking

The Retail Banking Division manages Banco Galicia’s business with individuals from all income brackets, micro and smaller businesses (i.e., those businesses with annual revenues below Ps.20 million) and small retailers and professionals. Retail Banking provides a wide range of financial products and services, encompassing transactions, loans, and investments. On the transactions side, Banco Galicia offers its customers current and savings accounts, credit and debit cards, and payroll direct deposit, among other services. Banco Galicia’s customers have access to its services through its branch network as well as through its electronic distribution channels. See “-Sales and Marketing.”

In 2011, various actions were implemented in order to improve profitability, increase Banco Galicia’s growth and implement a service model for high-income customer segments.

In June 2011, Banco Galicia launched Éminent, a value added program oriented to meet the requirements of the most demanding and sophisticated customers, based not only in new products but also in a new trademark and identity and a more efficient and closer service model. Éminent provides a differentiated platform with exclusive benefits for these selected customers, which include, but is not limited to: discounts, unique dining experiences, hotels, travel events, technology, sporting events and clothing discounts. Other benefits to these customers include: preferential treatment both in branches and other service channels, more attentive service from officers by reducing the number of customers handled by each officer and promptness in transactions settlements and claim resolution. This program will also provide an exclusive portal and home banking site, specialized advice on investment based on a training program delivered to more than 190 Éminent officers and training of approximately 1,000 employees and new premium Visa Signature and American Express Éminent credit cards. Additionally, more comfortable and private environments were created in branches, not only at the tellers but also in Éminent officers’ offices and meeting rooms. By the end of 2011, 67 branches had been totally or partially refurbished, and Banco Galicia is planning to increase this to 140 branches by July 2012. As of December 2011, there were more than 70,000 Éminent customers.

Banco Galicia continued lead in the direct deposit of salaries, with an 11% increase in the number of customers as compared to 2010.

Banco Galicia views SMEs as a major driving force for the economy and for strengthening Argentina’s productive activity.

Therefore, being near Small Companies is a priority for Banco Galicia, by assisting them as they grow, meeting their requirements and providing adequate, prompt and simple solutions. As of December 2011, Small Companies, which include companies with annual revenues of up to Ps.20 million, had 40,000 customers, 5,000 of which were incorporated during fiscal year 2011, representing a 14% increase as compared to fiscal year 2010.

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

For the fourth year in a row, the Private Banking Division has obtained the ISO 9001 Certification for the Modelo de Atención de Clientes (Customer Service Model). Additionally, for the second year in a row, Euromoney selected Galicia Private Banking as the best local private bank.

Banco Galicia issues Visa, Visa Débito, American Express and MasterCard credit cards, and currently has 1.95 million active accounts, in addition to the proprietary credit cards issued by the Regional Credit Card Companies.

Banco Galicia has placed special emphasis on its personal loan customer base and has aimed at sustaining growth while maintaining its excellent risk levels. With this goal in mind, Banco Galicia has continued to simplify credit screening measures through an automatic credit rating process for those customers whose salaries are directly deposited in Banco Galicia or those who already have an outstanding loan.

Banco Galicia is focused on offering tailored lines of credit with characteristics that are in line with the different needs and income segments of its customers. Such focus has allowed Banco Galicia to increase the amount of lines of credit it offers while also achieving increasing profitability levels.

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

As of December 31, 2011, Banco Galicia’s branch network’s geographical distribution was as follows:

Geographical Area	Number of Branches

City of Buenos Aires	80

Greater Buenos Aires	62

Rest of the Province of Buenos Aires	30

Santa Fe	15

Córdoba	15

Mendoza	9

Entre Ríos and Chubut	4 each

Río Negro	3

Corrientes, La Pampa, Misiones, San Luis, Tierra del Fuego and Tucumán	2 each

Catamarca, Chaco, Formosa, Jujuy, La Rioja, Neuquén, Salta, Santa Cruz, Santiago del Estero and San Juan	1 each

Total	244

Apart from its branches, Banco Galicia uses Red Galicia 24 (Banco Galicia’s ATM and self-service terminals network), the bancogalicia.com portal, Galicia Servicios Móviles, its Retail Sales Unit, and the Commercial Planning area of its Customer Contact Center, which are service, transactional and sales channels focused on individual and corporate customers.

Banco Galicia’s ATMs and self-service terminals provide its customers with a means of solving their transactional needs in a simple, safe and affordable way, on a 24/7 basis. They are distributed all over the country in the branch network and other locations, such as gas stations, supermarkets and shopping malls.

Toward the end of 2009, Banco Galicia was the first bank in Argentina to provide an ATM that allows customers to deposit funds without using an envelope. During the last quarter of 2011, Banco Galicia added new smart self-service terminals that support envelope-free deposits and recognize and validate both cash and checks. The main advantages of these machines are online crediting, the convenience and extended times provided to make deposits, and the reduction in processing times and paper use as it is no longer necessary to use envelopes to make a deposit.

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

Regional Credit Card Companies

The companies devoted to the issuance of regional credit cards and the provision of financing transactions to consumers are subsidiaries of Banco Galicia through Tarjetas Regionales (Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A.).

Through the Regional Credit Card Companies, Tarjetas Regionales is the largest non-bank credit card issuer in Argentina and one of the largest in Latin America, in each case, based on the number of credit cards issued. It is also one of the two largest merchant acquirers in Argentina and one of the largest credit card processors in Argentina. As of December 31, 2011, Tarjetas Regionales had more than 2.4 million active accounts, 6.5 million issued credit cards and more than 153,800 affiliated merchants. As of the same date, Tarjetas Regionales estimated that its market share of issued credit cards in Argentina was approximately 17.5% and of active accounts in Argentina was approximately 21%. As the credit card processor for all of our credit card operations, Tarjetas Regionales processes approximately 101.2 million transactions per year.

Tarjetas Regionales has a distinctive business model that it believes is well-suited to developing economies in Latin America and to the cultural background of its clients. Its business model of credit card issuance and related credit services focuses on the specific needs of lower- and lower-middle-income clients through personalized and attentive services using its extensive network of branches. This model was developed in the Interior of Argentina through the Regional Credit Card Companies, two credit card companies that have distinct geographic coverage. Tarjetas Regionales’s client base is primarily in the Interior, where each of its brands has a leading presence in its coverage area. Its current expansion efforts in Argentina are focused on the greater Buenos Aires area. In addition, it has exported its model to the Dominican Republic, where it commenced operations in 2007 through a joint venture with Grupo León, and Peru, where we commenced operations in 2011 through a joint venture with Banco de Crédito del Perú.

Through the Regional Credit Card subsidiaries, Tarjetas Regionales issues, operates and processes its own branded credit cards, the Tarjeta Naranja credit card and the Tarjeta Nevada credit card, which allow credit card holders to charge purchases of goods and services in a network of more than 153,800 merchants that have agreed to accept these proprietary credit cards. At December 31, 2011, these proprietary credit cards accounted for, on average, approximately 55% of its issued credit cards and, for the year ended December 31, 2011, approximately 81% in terms of its average monthly purchase volumes. Tarjetas Regionales also offers its clients international credit card brands such as Visa, MasterCard and American Express that are issued by Banco Galicia on its behalf. In addition to its credit card business, Tarjetas Regionales also extends personal loans, through the Regional Credit Card Companies, to its clients either for the account of the Regional Credit Card Companies or for the account of Banco Galicia at the election of the relevant Regional Credit Card Company. Tarjetas Regionales provides its products and services through an extensive network of 250 branches, client service centers and other points of sale strategically located in most major Argentine cities and in limited locations in the Dominican Republic and Peru. Its branch network provides a critical service and payment interface for its clients, which allows it to provide targeted client service and form relationships with its clients and affiliated merchants.

For a breakdown of the Regional Credit Card Companies’ revenues for the last three financial years, see Item 5. “Operating and Financial Review and Prospects”-Item 5.A. “Operating Results-Results by Segments-Regional Credit Cards”.

CFA

CFA is the leading financial company in Argentina in the personal loan business. As of December 31, 2011, CFA’s assets were over Ps.2,303 million and its shareholders’ equity was Ps.933.6 million. CFA employed 1,118 people. With 59 branches and 36 points of sale throughout Argentina, CFA offers its products to 486,000 customers, who belong, in general, to the low-to-medium income segments, characterized by limited interaction with traditional banks. Such customers often seek a more simplified and quick processing regime for their loans and other banking products.

Main products:

•	Efectivo Sí: Unsecured personal loans payable in installments.

•	Cuota Sí: Product to finance purchases of goods through merchants associated with CFA, without using any cash or credit cards. Such goods include home appliances, household goods and construction materials.

•	Loans to Public Sector Employees: Loans targeted to public sector employees on the national level, which are deducted directly from their salary.

•	Payroll Loans: Granted to to affiliates or associate members of mutuals, cooperatives, unions, etc.

•	Credit Cards: Issued by Visa and MasterCard, both at domestic and international level.

•	Pagos Jubilatorios de la ANSES (Retirement and pension payment—National Social Security Administration): Aimed at retired people and pensioners collecting their payments at CFA.

•	Microfinance: Credit lines for small ventures in specific geographic areas across the country.

•	Insurance: CFA sells different types of insurance policies from leading companies of the market to meet customers’ needs.

Throughout the year, the Efectivo Sí trademark has strengthened, mainly through advertising in the main soccer tournaments organized by the Argentine Soccer Association.

CFA’s net income for fiscal year 2011 amounted to Ps.213 million. At year end, its loan portfolio, net of allowances for loan losses, exceeded Ps.1,600 million, representing a 38.7% increase as compared to fiscal year 2010 and had strong portfolio quality ratios.

CFA’s objective is to secure, maintain and expand its leading position in the consumer finance market. During 2012, CFA expects to further grow and consolidate its customer portfolio and boost credit card circulation. With respect to financing, it will seek financing from the domestic capital market by issuing trusts and notes, and it will focus on increasing financing through time deposits at its branches.

For a breakdown of CFA’s revenues for the last financial year, see Item 5. “Operating and Financial Review and Prospects”-Item 5.A. “Operating Results-Results by Segments-CFA Personal Loans”.

Financial Division

The Financial Division of Banco Galicia includes the Financial Operations, Banking Relations, Assets and Liabilities Management and Information Management and Support areas. In addition, this division is also involved in the mutual funds business and in the brokerage business through Galicia Valores.

The Financial Operations Division is responsible for, among other things, managing liquidity and the different financial risks of Banco Galicia, based on the parameters determined by Banco Galicia’s board of directors. It manages positions in foreign currency and government securities, and it also acts as an intermediary and distributes financial instruments for its own customers (institutional investors) and corporate customers and individuals. It participates in different markets in its capacity as agent of the Mercado Abierto Electrónico (“MAE”) and member of the Rosario Futures Exchange, Financial Products Division. Through Galicia Valores, this department offers customers the ability to buy and sell securities on the BASE.

In 2011, Banco Galicia was ranked 2nd in the MAE’s annual ranking for transactions of fixed-income instruments, rising two positions as compared to 2010.

The foreign trade volume increased by 37%, as compared to 2010, from US$11,500 million to US$15,700 million. As for the inter-banking wholesale market, total market volume decreased by 10%, and Banco Galicia’s by 6%. With respect to the futures market, Banco Galicia traded a total of US$12,300 million, representing a 21% increase as compared to 2010 due to an increase both in the call money between banks and in the customer transactions traded volume. With the above-mentioned values, Banco Galicia ended the year ranking fifth in Forex MAE, first in Rofex futures and fourth in the currency futures market OCT MAE (forward compensated transactions).

Although the traded volume of interest rate derivatives decreased since September 2011, Banco Galicia ranked second in 2011 in the futures traded volume with a total of Ps.5,500 million, and first in 2011 in swaps with a total traded volume of Ps.305 million. In both cases, as compared to 2010, the market share increased from 21.8% to 22.5% in futures, and 15.4% to 29.9% in swaps.

The Banking Relations Division is responsible, at the international level, for managing Banco Galicia’s business relationships with correspondent banks, international credit agencies, official credit agencies and, at the domestic level, with financial institutions and exchange houses.

The Assets and Liabilities Management Department is in charge of preparing and analyzing information aimed at managing the mismatches to which Banco Galicia’s activities are subject, and maintaining the exposure within the policies determined by Banco Galicia’s board of directors. This department’s responsibilities include the provision of support to the Assets and Liabilities Committee (ALCO) through the analysis, quantification and control of the risks associated with different business strategies and market scenarios, as well as the follow-up and control of liquidity policies and currency mismatches, whether due to regulations of the Argentine Central Bank or Banco Galicia’s internal policies.

Banco Galicia distributes the FIMA mutual funds through its broad distribution network (branches, electronic banking and telephone banking) to different customer segments (institutions, companies and individuals), while it acts as custodian of the assets that make up the funds in its role as depository. Galicia Administradora de Fondos is the company that manages investments and determines the value of the mutual fund units on a daily basis. The total value of the FIMA mutual funds was Ps.1,966 million as of December 31, 2011, with a market share of 6.7%.

Insurance

Galicia Seguros is a provider of a variety of property and casualty and life insurance products. Its most important line of business is group life insurance, including employee benefit plans and credit related insurance. With regard to property and casualty insurance products, it primarily underwrites home and ATM theft insurance. Galicia Retiro provides annuity products, and Galicia Broker Asesores de Seguros S.A. is an insurance broker. These companies operations are all located in Argentina.

Total insurance production of the aforementioned insurance companies amounted to Ps.608.5 million during 2011, 46% higher than the volume of premiums of the previous year (Ps.417.5 million).

This increase in insurance production was recorded mainly for Galicia Seguros, with Ps.191 million more premiums written than in the same period of the previous fiscal year. As regards Galicia Seguros’ business transactions, the focus was placed on continuing to increase the company’s turnover and sales, which in 2011 amounted to Ps.174 million of annualized premiums. This represented a 15% growth when compared to the previous year, thus increasing the insurance policy laps ratio and extending the types of coverage offered.

Law No. 26,425 that created the Argentine Social Security Integrated System (Sistema Integrado Previsional Argentino, the “SIPA”) brought an end to pension-linked life annuities, the main product marketed by Galicia Retiro. Consequently, the company’s main objective is to efficiently administrate current business and to analyze whether or not to re-launch new voluntary individual and group retirement products.

Within the current economic framework, measures aimed at complying with the goals established in the Business Plan will continue during 2012.

Other Businesses

Galicia Warrants: this company is a leading company in the deposit certificates and warrants issuance market. It has been continuously conducting transactions since 1994, supporting medium and large companies in regard to the custody of stocks. Galicia Warrants main objective is to enable its customers access to credit and financing, which are secured by the property kept under custody. Galicia Warrants main customers belong to the agricultural, industrial and agro-industrial sectors, and also include exporters and retailers.Within the framework of growth the Argentine economy has been experiencing, industrial and agro-industrial higher activity levels, resulted in higher demand for credit and, therefore, an increase in financing-related activities. During 2011 the company recorded income from services for Ps.16.9 million, with a net income amounting to Ps.4.6 million at the fiscal year-end.

Net Investment: this company has performed its activities in the areas of intercompany e-commerce, with the purpose of creating and exchanging synergies with Banco Galicia’s business activities.

The board of directors of Net Investment has been analyzing new business alternatives and the shareholders decided to amend the corporate purpose to be able to have an interest in other companies that carry out related, accessory and/or else supplementary activities to those carried out by Net Investment. Furthermore, during fiscal year 2010 Net Investment purchased shares of a company that carries out activities related to business development through the internet. As of December 31, 2011, the equity investment held by Net Investment was equivalent to 0.19% of such company’s net worth.

The board of directors of Net Investment is analyzing the possibility of carrying out other business alternatives and opportunities for the current fiscal year.

Galval: this company mainly generates fee income from brokerage and custodial services. As of December 31, 2011, it had customers’ securities held in custody for US$131.6 million, of which US$10.6 million corresponded to the holding of securities of Grupo Financiero Galicia.

GV Mandataria: The company’s main purpose is to carry out representations, mandates and commissions of all types, whether involving domestic or international companies. During 2011, income from services amounted to Ps.3 million, with a pretax net loss of Ps.0.7 million.

For a breakdown of the other businesses’ revenues for the last three financial years, see Item 5. “Operating and Financial Review and Prospects”-Item 5.A. “Operating Results-Results by Segments-Other Grupo Businesses”.

Competition

Due to our financial holding structure, competition is experienced at the level of our operating subsidiaries. We face strong competition in most of the areas in which our subsidiaries are active. For a breakdown of our total revenues, for each of the past three fiscal years, for the activities discussed below (i.e., banking, regional credit cards, CFA personal loans and insurance), see Item 5. “Operating and Financial Review and Prospects”-Item 5.A. “Operating Results-Results by Segments”.

Banking

Banco Galicia faces significant competition in all of its principal areas of operation from foreign banks operating in Argentina, mainly large retail banks which are subsidiaries or branches of banks with global operations; Argentine national and provincial government-owned banks; private-sector domestic banks and cooperative banks, as well as non-bank financial institutions.

With respect to private-sector customers, Banco Galicia’s main competitors are large foreign banks and certain domestically-owned private-sector banks. Banco Galicia also faces competition from government-owned banks.

Banco Galicia’s estimated deposit market share of private-sector deposits in the Argentine financial system was 8.78% as of December 31, 2011, compared to 8.35% as of December 31, 2010 and 7.81% as of December 31, 2009.

According to information published by the Argentine Central Bank, as of December 31, 2011, Banco Galicia was the second largest private-sector bank as measured by its assets, its deposits and its loan portfolio and ranked fourth in terms of net worth.

Banco Galicia believes that it has a strong competitive position in retail banking, both with respect to individuals and SMEs. Specifically, Banco Galicia believes it is one of the primary providers of financial services to individuals, the primary private-sector institution serving the SMEs sector, and has traditionally maintained a leading position in the agriculture and livestock sector.

Argentine Banking System

As of December 31, 2011, the Argentine financial system consisted of 80 financial institutions, of which 64 were banks and 16 were financial non-bank institutions (including finance companies, credit unions and savings and loans associations). Of the 64 banks, 12 were Argentine national and provincial government-owned or related banks. Of the 52 private-sector banks, 30 were private-sector domestically-owned banks; 21 were foreign-owned banks (i.e., local branches or subsidiaries of foreign banks); and 1 was a cooperative bank, also domestically-owned.

As of the same date, the largest private-sector banks, in terms of total deposits, were: Banco Santander Río, Banco Galicia, BBVA Banco Francés, Banco Macro, HSBC Bank, Credicoop and Citibank. Banco Galicia, Banco Macro and Credicoop are domestically-owned banks and the others are foreign-owned banks. According to information published by the Argentine Central Bank as of December 31, 2011, private-sector banks accounted for 54.9% of total deposits and 60.8% of total net loans in the Argentine financial system. Argentine financial industry regulations do not raise significant entry or exit barriers, nor do they make any differentiation between locally or foreign-owned institutions. The only cooperative bank is active principally in consumer and middle-market banking, with a special emphasis on the lower end of the market. As of December 31, 2011, financial institutions (other than banks) accounted for approximately 0.3% of deposits and 3.1% of net loans in the Argentine financial system.

As of December 31, 2011, the largest Argentine national and provincial government-owned or related banks, in terms of total deposits, were Banco Nación and Banco de la Provincia de Buenos Aires. Under the provisions the Financial Institutions’ Law, public-sector banks have comparable rights and obligations to private banks, except that public-sector banks are usually chosen as depositaries for public-sector revenues and promote regional development and certain public-sector banks have preferential tax treatment. The bylaws of some public-sector banks provide that the governments that own them (both national and provincial governments) guarantee their commitments. Under current law, Banco de la Provincia de Buenos Aires is not subject to any taxes, levies or assessments that the Argentine government may impose. According to information published by the Argentine Central Bank, as of December 31, 2011, government-owned banks and banks in which the national, provincial and municipal governments had an ownership interest accounted for 44.8% of deposits and 36.1% of loans in the Argentine financial system.

Consolidation has been a dominant theme in the Argentine banking sector since the 1990’s, with the total number of financial institutions declining from 214 in 1991 to 80 at December 31, 2011, with the ten largest banks holding 77.3% of the system’s deposits and 71.9% of the system’s loans as of December 31, 2011.

Foreign banks continue to have significant presence, despite the fact that the number of foreign banks decreased by 18 through December 2011, as compared to the end of 2001, and that foreign banks’ share of total deposits has decreased since the 2001-2002 crisis while the share of domestic private-sector banks has increased.

Regional Credit Cards

The Regional Credit Card Companies’ credit cards represent approximately 17% of all personal credit cards issued in Argentina. On a national basis, the Regional Credit Card Companies compete with open credit card system companies, such as Visa, MasterCard and American Express. On a regional level, they face competition from regional credit card companies that operate within closed credit cards systems.

In the consumer loan market, the Regional Credit Card Companies compete with Argentine banks and other financial institutions that target similar economic segments. The main players in this segment include Banco Supervielle, Banco Columbia, Banco Comafi, Banco Credicoop and CFA, an affiliate of Tarjetas Regionales. Historically, certain international banks with presence in Argentina have attempted to target consumers in these economic segments and have been, to date and for the most part, unsuccessful.

In order to compete effectively at a national and on a regional basis, the Regional Credit Card Companies target low to middle income clients offering a personalized service and well recognized brands in each region. As of the date hereof, approximately 88% of their clients earn less than US$1,250 per month. While other Argentine credit card issuers and consumer loan providers focus on earning interest on outstanding personal loans and credit card balances, they also focus on and have access to additional sources of revenues including merchant fees and commissions, which allow them to offer competitive pricing and financing terms. Furthermore, unlike other credit card issuers in Argentina, approximately 60% of their clients pay their credit card bill through their branch network. The broad geographical reach of their branch network, which is the second largest in Argentina, has allowed them to establish a local presence in all of the provinces of Argentina.

The Regional Credit Card Companies believe that their diversified and consistent funding sources, significant network of branches, robust information technology infrastructure, relationships with over 153,800 merchants and the brand recognition they enjoy provide them with a competitive edge to consolidate and expand their market share in their target market segment, making it difficult for new players to effectively compete in this market segment on a national scale.

Compañía Financiera Argentina

CFA markets all of its financial products mainly to C1, C2, C3 and D1 segments (medium and low income segments). CFA’s main competitors are: Banco Cetelem, Banco Columbia (which acquired the branch network of GE Money), Banco de Servicios y Transacciones (formerly Credilogros), Cooperativa la Capital del Plata, Caja de Crédito Cuenca, Banco de Servicios Financieros (Carrefour Group), Banco Supervielle and Banco Sáenz (Frávega Group). It is worth mentioning that CFA is ranked 10th within national personal loans market, over entities such as Citibank, Banco Supervielle, Banco Credicoop and Banco Hipotecario.

CFA also faces competition with certain entities which render non-regulated services, or small chains, located in less populated cities. Some big chains also offer their own financing, such as Garbarino, Frávega, Megatone and Riveiro, financed through the issuance of financial trusts.

Insurance

Sudamericana’s subsidiaries face significant competition since, as of December 2011, the Argentine insurance industry was comprised of approximately 180 insurance companies, 37 of which were dedicated exclusively to life insurance and 21 to annuities. Subsidiaries of foreign insurance companies and the world’s largest insurance companies with global operations are among these companies. In addition, as of that date, the number of brokers amounted to approximately 23,100 individuals and 470 companies.

During 2011, the insurance industry continued growing. Production amounted to Ps.52,600 million, 26.6% higher than the level recorded for 2010.

Out of the total insurance production, 80% relates to property insurance, 18% relates to life and personal insurance, and 2% relates to retirement insurance.

Within the 80% corresponding to property insurance, the automotive insurance segment continues to be the most significant one (44%), followed by the workers’ compensation segment (31%).

Within the life insurance business, the group life insurance segment is the most significant, representing 65%, followed by individual life insurance, representing 16%, and personal accident insurance, representing 13%.

As of December 2011, Galicia Seguros ranked sixth in terms of net premium of life insurance policies underwritten and first in terms of net premium of home insurance policies underwritten.

Sales and Marketing

Banco Galicia’s, the Regional Credit Card Companies’ and CFA’s distribution capabilities are our principal marketing channels. Our distribution network is one of the largest and most flexible distribution platforms in the country and has nationwide coverage. The network of offices of the Regional Credit Card Companies mainly serves the medium and low income segments of the population, which generally make less use of bank services, through offices located throughout the Interior. CFA’s network serves the low income segment of the population, mainly in Buenos Aires and its outskirts. Through Banco Galicia, we operate a nationwide distribution network, which is one of the most extensive and diversified distribution networks among private-sector financial institutions in Argentina.

December 2011
Branches (number)
Bank Branches	244
Regional Credit Card Cos. Branches	188
CFA Branches	95
Business Centers and In-House Facilities	23
Private-Banking Centers	13

Electronic Banking Terminals (number)
ATMs	726
Self-Service Terminals	808

Electronic Banking Transactions (thousands per month)
ATMs + Self-Service Terminals	13,980
Phone-Banking	391
e-banking	32,079

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

Commercial and investment banking services to large corporations and other entities are provided in a centralized manner. Branch officers are responsible for Banco Galicia’s relationship with middle-market and small businesses and most of the agriculture and livestock sector customers. Banco Galicia also has established specialized centers that concentrate on providing service to businesses, which are distributed across the country and located in main cities of the Interior and certain customer companies’ facilities.

All of Banco Galicia’s individual and corporate customers have access to Banco Galicia’s electronic distribution channels, including the ATM and self-service terminals network, a multifunction call center (the “CCC”), an e-banking website (bancogalicia.com) and a banking service through cell phones (“Galicia Móvil”).

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

CFA markets its products through a network of 59 branches and 36 points of sales, located throughout Argentina. The company leads the personal loan business among financial institutions in Argentina and offers its products to customers who belong, in general, to the low-to-medium income segments, characterized by limited interaction with traditional banks. As such, CFA offers its product “Cuota SI” in approximately 5,020 merchants, of which 788 are active, while the agreements are offered out of the branches through different channels. Such customers often seek a more simplified and quick processing regime for their loans and other banking products.

To market its products, Sudamericana’s subsidiaries mainly use Banco Galicia’s, the Regional Credit Card Companies’ and CFA’s distribution networks. They also use the sales officers of Galicia Broker Asesores de Seguros S.A. In addition Sudamericana has a telemarketing center of its own.

Property

The following are our main property assets, as of December 31, 2011:

Property	Address	Square Meters (approx.)	Main Uses
Grupo Financiero Galicia
- Owned	-Tte. Gral. Juan D. Perón 456, 2nd floor, Buenos Aires, Argentina	191	Administrative activities
Banco de Galicia y Buenos Aires S.A.
- Owned	-Tte. Gral. Juan D. Perón 407, Buenos Aires, Argentina	17,300	Administrative activities
	-Tte. Gral. Juan D. Perón 430, Buenos Aires, Argentina	42,000	Administrative activities
	-Florida 361, Buenos Aires, Argentina	7,300	Administrative activities
- Rented	-San Martín 178/200, Buenos Aires, Argentina	3,600	Administrative activities
Banco Galicia Uruguay S.A. (in liquidation)
- Rented	-Bernardina Fragoso de Rivera 1438, Montevideo, Uruguay	580	Storage
	-Dr. Americo Ricaldoni 2468, Montevideo, Uruguay	400	Administrative activities
Tarjeta Naranja S.A.
- Owned	-Sucre 152, 154 and 541, Córdoba, Argentina	6,307	Administrative activities
	-Humberto Primo, Córdoba, Argentina	4,883	Administrative activities
	-Jujuy 542, Córdoba, Argentina	853	Administrative activities
	-Ruta Nacional 36, km. 8, Córdoba, Argentina	49,249	Storage
	-Río Grande, Tierra del Fuego, Argentina	309	Administrative activities
	-San Jerónimo 2348 and 2350, Santa Fe, Argentina	1,475	Administrative activities
- Rented	-Sucre 145/151, La Rioja 359, 364 and 375, Córdoba, Argentina	4,450	Administrative activities and printing centre
Tarjetas Cuyanas S.A.
- Rented	-Belgrano 1415, Mendoza, Argentina	1,160	Administrative activities
	-Belgrano 1462, Mendoza, Argentina	1,156	Administrative activities
	-Belgrano 1478, Mendoza, Argentina	175	Printing centre
Compañía Financiera Argentina
- Rented	-Florida 238, Buenos Aires, Argentina	4,500	Administrative Activities
	-Paseo Colón 746, 3rd floor, Buenos Aires, Argentina	1,700	Administrative Activities
Galicia Seguros S.A.
- Owned	-Maipú 241, Buenos Aires, Argentina	3,261	Administrative activities
Galicia Warrants S.A.
- Owned	-Tte. Gral. Juan D. Perón 456, 6th floor, Buenos Aires, Argentina	118	Administrative activities
	-Alsina 3396/3510, San Miguel de Tucumán, Tucumán, Argentina	12,800	Storage
- Rented	-Alto Verde, Chicligasta, Tucumán, Argentina	2,000	Storage
Galval Agente de Valores S.A.
- Rented	-Zona Franca, Montevideo, Uruguay	150	Administrative activities
GV Mandataria de Valores S.A.
- Rented	-25 de Mayo 432, 3rd floor, Buenos Aires, Argentina (1)	147	Administrative activities

(1)	Banco Galicia leases, from December 1, 2011 to November 30, 2014, a property to GV Mandataria, for US$2,005 per month during the first year, US$2,105 during the second year and US$2,210 during the third year.

As of December 31, 2011, our distribution network consisted of:

•	Banco Galicia: 244 branches located in Argentina, 138 of which were owned and 106 of which were rented by Banco Galicia, located in all of Argentina’s 23 provinces.

•	Tarjeta Naranja S.A.: 151 sales points located in 21 of the 23 Argentine provinces, 149 of which were rented by the company.

•	Tarjetas Cuyanas S.A.: 44 sales points in the provinces of Mendoza, San Juan, San Luis, Santiago del Estero, La Pampa, La Rioja, Catamarca, Neuquén, Rio Negro, Salta, Jujuy and Tucumán. All of them were rented.

•	CFA: 40 branches, 39 mini-branches and 16 payment centers, all of which were rented, located in all of Argentina’s provinces, with at least one branch located in each province.

Capital Investments and Divestitures

During 2011, our capital expenditures amounted to Ps.584.6 million, distributed as follows:

•	Ps.198.6 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.386.0 million in organizational and IT system development expenses.

During 2010, our capital expenditures amounted to Ps.330.5 million, distributed as follows:

•	Ps.118.8 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.211.7 million in organizational and IT system development expenses.

During 2009, our capital expenditures amounted to Ps.179.5 million, distributed as follows:

•	Ps.61.3 million in fixed assets (real estate, machinery and equipment, vehicles, furniture and fittings); and

•	Ps.118.2 million in organizational and IT system development expenses.

These capital expenditures were made mainly in Argentina.

In July 2009, Galicia Warrants sold its Silos plant in San Salvador, located in the province of Entre Ríos, which generated a before-tax profit of Ps.10.6 million.

In June, 2009, Banco Galicia entered into an agreement with American International Inc. (“AIG”) and AIG Consumer Finance Group Inc. to purchase the outstanding shares of CFA, a group of Argentine companies devoted to financial and complementary activities.

During fiscal year 2010, Banco Galicia purchased 95% of the shares of CFA and Tarjetas Regionales purchased the remaining 5% of the shares of CFA. The total cost for the shares was Ps.333.9 million (including acquisition costs), generating a negative goodwill of Ps.517.4 million resulting from the difference between the amount paid as acquisition cost and the book value of the net assets received.

During fiscal year 2011, the 5% interest in CFA owned by Tarjetas Regionales SA was acquired by Grupo Financiero Galicia SA (3%) and by Banco Galicia (2%, which added to its previous interest totaled 97%).

We have budgeted capital expenditures for the fiscal year ending December 31, 2012, for the following purposes and amounts:

	(In millions of Pesos)
Infrastructure of Corporate Buildings, Tower and Branches (construction, furniture, equipment, phones and other fixed assets)	Ps.	365.8
Organizational and IT System Development		503.2

Total	Ps.	869.0

In addition, during 2012 Galicia Seguros will invest Ps.11.7 million for the formation of a reassurance company (Nova Re Compañía Argentina de Reaseguro S.A.), controlling 39% of the capital stock and voting rights of such company.

These capital expenditures will be made mainly in Argentina.

Management considers that internal funds will be sufficient to finance fiscal year ended December 31, 2012 capital expenditures.

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

The exchange rate used in translating Pesos into Dollars, which is used in calculating the convenience translations included in the following tables is the Reference Exchange Rate published by the Argentine Central Bank, which was Ps.4.3032, Ps.3.9758 and Ps.3.7967 per US$1.00 as of December 31, 2011, December 31, 2010 and December 31, 2009, respectively. The exchange rate translations contained in this annual report should not be construed as representations that the stated Peso amounts actually represent or have been or could be converted into Dollars at the rates indicated or any other rate. See Item 3. “Key Information-Exchange Rate Information”.

Average Balance Sheet and Income from Interest-Earning Assets and Expenses from Interest-Bearing Liabilities

The average balances of interest-earning assets and interest-bearing liabilities, including the related interest that is receivable and payable, are calculated on a daily basis for Banco Galicia, Galicia Uruguay, Tarjetas Regionales and CFA on a consolidated basis. CFA was consolidated since the third quarter of fiscal year 2010. The average balances of interest-earning assets and interest bearing liabilities are calculated on a monthly basis for Grupo Financiero Galicia and its other non-banking subsidiaries.

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

The following table shows our consolidated average balances, accrued interest and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2011.

	Fiscal Year Ended December 31, 2011 (*)
	Pesos			Dollars			Total
			Average			Average			Average
	Average	Accrued	Yield/	Average	Accrued	Yield/	Average	Accrued	Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	3,781.5	652.8	17.26	4.4	0.2	4.55	3,785.9	653.0	17.25
Loans
Private Sector	22,218.5	5,071.4	22.83	4,000.2	149.3	3.73	26,218.7	5,220.7	19.91
Public Sector	—	—	—	—	—	—	—	—	—

Total Loans (1)	22,218.5	5,071.4	22.83	4,000.2	149.3	3.73	26,218.7	5,220.7	19.91

Other	1,677.8	207.5	12.37	258.9	5.0	1.93	1,936.7	212.5	10.97

Total Interest-Earning Assets	27,677.8	5,931.7	21.43	4,263.5	154.5	3.62	31,941.3	6,086.2	19.05

Cash and Gold	3,184.7	—	—	2,952.6	—	—	6,137.3	—	—
Equity in Other Companies	678.0	—	—	248.3	—	—	926.3	—	—
Other Assets	3,572.3	—	—	277.3	—	—	3,849.6	—	—

Allowances	(1,140.3)	—	—	(78.5)	—	—	(1,218.8)	—	—

Total Assets	33,972.5	—	—	7,663.2	—	—	41,635.7	—	—

Liabilities and Equity
Deposits
Current Accounts	0.6	—	—	2.7	—	—	3.3	—	—
Savings Accounts	3,928.3	10.6	0.27	1,897.4	—	—	5,825.7	10.6	0.18
Time Deposits	10,153.5	1,285.9	12.66	1,816.7	11.3	0.62	11,970.2	1,297.2	10.84

Total Interest-Bearing Deposits	14,082.4	1,296.5	9.21	3,716.8	11.3	0.30	17,799.2	1,307.8	7.35

Other Financial Entities	696.5	134.8	19.35	636.4	11.1	1.74	1,332.9	145.9	10.95
Debt Securities	379.9	66.6	17.53	3,010.9	286.6	9.52	3,390.8	353.2	10.42
Other	114.4	9.2	8.04	691.6	31.9	4.62	806.0	41.1	5.10

Total Interest-Bearing Liabilities	15,273.2	1,507.1	9.87	8,055.7	340.9	4.23	23,328.9	1,848.0	7.92

Demand Deposits	6,878.8	—	—	750.2	—	—	7,629.0	—	—
Other Liabilities	6,048.5	—	—	1,251.8	—	—	7,300.3	—	—
Minority Interests	416.7	—	—	—	—	—	416.7	—	—
Shareholders’ Equity	2,960.8	—	—	—	—	—	2,960.8	—	—

Total Liabilities and Equity	31,578.0	—	—	10,057.7	—	—	41,635.7	—	—

Spread and Net Yield
Interest Rate Spread			11.56			(0.61)			11.13
Cost of Funds Supporting Interest-Earning Assets			5.45			8.00			5.79
Net Yield on Interest-Earning Assets			15.99			(4.37)			13.27

(*)	Rates include the CER adjustment.
(1)	Non accruing loans have been included in average loans.

The following table shows our consolidated average balances, accrued interest and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2010.

	Fiscal Year Ended December 31, 2010 (*)
	Pesos			Dollars			Total
			Average			Average			Average
	Average	Accrued	Yield/	Average	Accrued	Yield/	Average	Accrued	Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	2,770.6	567.6	20.49	573.5	(181.0)	(31.56)	3,344.1	386.6	11.56
Loans
Private Sector	14,191.4	3,002.5	21.16	2,609.0	116.1	4.45	16,800.4	3,118.6	18.56
Banco Galicia and Regional Credit Card Companies	13,551.0	2,683.1	19.80	2,609.0	116.1	4.45	16,160.0	2,799.2	17.32
CFA	640.4	319.4	49.88	—	—	—	640.4	319.4	49.88
Public Sector	0.4	—	0.20	—	—	—	0.4	—	0.20

Total Loans (1)	14,191.8	3,002.5	21.16	2,609.0	116.1	4.45	16,800.8	3,118.6	18.56

Other	1,571.8	85.3	5.43	266.6	3.9	1.46	1,838.4	89.2	4.85

Total Interest-Earning Assets	18,534.2	3,655.4	19.72	3,449.1	(61.0)	(1.77)	21,983.3	3,594.4	16.35

Cash and Gold	2,084.8	—	—	2,233.0	—	—	4,317.8	—	—
Equity in Other Companies	702.5	—	—	147.7	—	—	850.2	—	—
Other Assets	2,735.0	—	—	183.6	—	—	2,918.6	—	—
Allowances	(901.1)	—	—	(50.4)	—	—	(951.5)	—	—

Total Assets	23,155.4	—	—	5,963.0	—	—	29,118.4	—	—

Liabilities and Equity
Deposits
Current Accounts	328.1	5.5	1.67	180.0	—	—	508.1	5.5	1.08
Savings Accounts	2,717.5	7.7	0.28	1,298.7	—	—	4,016.2	7.7	0.19
Time Deposits	7,083.8	741.8	10.47	1,470.5	11.7	0.79	8,554.3	753.5	8.81

Total Interest-Bearing Deposits	10,129.4	755.0	7.45	2,949.2	11.7	0.40	13,078.6	766.7	5.86

Other Financial Entities	335.2	61.3	18.29	281.2	7.1	2.53	616.4	68.4	11.10
Debt Securities	256.7	32.3	12.58	2,019.4	196.2	9.72	2,276.1	228.5	10.04
Other	147.5	10.7	7.25	543.9	18.9	3.48	691.4	29.6	4.29

Total Interest-Bearing Liabilities	10,868.8	859.3	7.91	5,793.7	233.9	4.04	16,662.5	1,093.2	6.56

Demand Deposits	4,746.0	—	—	390.7	—	—	5,136.7	—	—
Other Liabilities	3,995.8	—	—	786.5	—	—	4,782.3	—	—
Minority Interests	341.9	—	—	—	—	—	341.9	—	—
Shareholders’ Equity	2,195.0	—	—	—	—	—	2,195.0	—	—

Total Liabilities and Equity	22,147.5	—	—	6,970.9	—	—	29,118.4	—	—

Spread and Net Yield
Interest Rate Spread			11.81			(5.81)			9.79
Cost of Funds Supporting Interest-Earning Assets			4.64			6.78			4.97
Net Yield on Interest-Earning Assets			15.09			(8.55)			11.38

(*)	Rates include the CER adjustment.
(1)	Non accruing loans have been included in average loans.

The following table shows our consolidated average balances, accrued interest and nominal interest rates for interest-earning assets and interest-bearing liabilities for the fiscal year ended December 31, 2009.

	Fiscal Year Ended December 31, 2009 (*)
	Pesos			Dollars			Total
			Average			Average			Average
	Average	Accrued	Yield/	Average	Accrued	Yield/	Average	Accrued	Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(in millions of Pesos, except rates)
Assets
Government Securities	2,500.7	505.0	20.19	2,185.8	50.1	2.29	4,686.5	555.1	11.84
Loans
Private Sector	9,431.6	2,049.8	21.73	1,912.0	140.3	7.34	11,343.6	2,190.1	19.31
Public Sector	120.0	27.0	22.50	—	—	—	120.0	27.0	22.50

Total Loans(1)	9,551.6	2,076.8	21.74	1,912.0	140.3	7.34	11,463.6	2,217.1	19.34

Other	1,717.9	111.2	6.47	510.0	4.0	0.78	2,227.9	115.2	5.17

Total Interest-Earning Assets	13,770.2	2,693.0	19.56	4,607.8	194.4	4.22	18,378.0	2,887.4	15.71

Cash and Gold	1,515.2	—	—	1,913.5	—	—	3,428.7	—	—
Equity in Other Companies	843.2	—	—	157.2	—	—	1,000.4	—	—
Other Assets	2,482.3	—	—	162.9	—	—	2,645.2	—	—
Allowances	(724.8)	—	—	(42.2)	—	—	(767.0)	—	—

Total Assets	17,886.1	—	—	6,799.2	—	—	24,685.3	—	—

Liabilities and Equity
Deposits
Current Accounts	790.0	12.9	1.63	497.3	—	—	1,287.3	12.9	1.00
Savings Accounts	1,988.4	5.7	0.29	1,026.1	—	—	3,014.5	5.7	0.19
Time Deposits	6,073.9	843.2	13.88	1,318.0	19.1	1.45	7,391.9	862.3	11.67

Total Interest-Bearing Deposits	8,852.3	861.8	9.74	2,841.4	19.1	0.67	11,693.7	880.9	7.53

Other Financial Entities	236.5	44.8	18.94	167.9	9.0	5.36	404.4	53.8	13.30
Debt Securities	325.8	59.7	18.32	2,404.1	164.6	6.85	2,729.9	224.3	8.22
Other	162.9	12.2	7.49	932.5	44.1	4.73	1,095.4	56.3	5.14

Total Interest-Bearing Liabilities	9,577.5	978.5	10.22	6,345.9	236.8	3.73	15,923.4	1,215.3	7.63

Demand Deposits	3,058.8	—	—	6.2	—	—	3,065.0	—	—
Other Liabilities	2,816.3	—	—	669.5	—	—	3,485.8	—	—
Minority Interests	249.9	—	—	—	—	—	249.9	—	—
Shareholders’ Equity	1,961.2	—	—	—	—	—	1,961.2	—	—

Total Liabilities and Equity	17,663.7	—	—	7,021.6	—	—	24,685.3	—	—

Spread and Net Yield
Interest Rate Spread			9.34			0.49			8.08
Cost of Funds Supporting Interest-Earning Assets			7.11			5.14			6.61
Net Yield on Interest-Earning Assets			12.45			(0.92)			9.10

(*)	Rates include the CER adjustment.
(1)	Non accruing loans have been included in average loans.

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates, by currency of the underlying asset or liability, changes in our consolidated interest income and interest expenses between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective average yield/rate for (i) the fiscal year ended December 31, 2011 compared with the fiscal year ended December 31, 2010; and (ii) the fiscal year ended December 31, 2010, compared with the fiscal year ended December 31, 2009. Differences related to rate and volume are allocated proportionally to the rate variance and the volume variance, respectively.

	Fiscal Year 2011/ Fiscal Year 2010, Increase (Decrease) due to changes in			Fiscal Year 2010/ Fiscal Year 2009, Increase (Decrease) due to changes in
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(in millions of Pesos)
Interest Earning Assets
Government Securities
Pesos	149.8	(64.6)	85.2	55.2	7.4	62.6
Dollars	83.4	97.8	181.2	(11.0)	(220.1)	(231.1)

Total	233.2	33.2	266.4	44.2	(212.7)	(168.5)
Loans
Private Sector
Banco Galicia and Regional Credit Card Companies
Pesos	1,815.8	253.1	2,068.9	1,005.5	(52.8)	952.7
Dollars	47.6	(14.4)	33.2	303.1	(327.3)	(24.2)

Total	1,863.4	238.7	2,102.1	1,308.6	(380.1)	928.5
Public Sector
Pesos	—	—	—	(14.1)	(12.9)	(27.0)
Dollars	—	—	—	—	—	—

Total	—	—	—	(14.1)	(12.9)	(27.0)
Other
Pesos	6.1	116.1	122.2	(8.9)	(17.0)	(25.9)
Dollars	(0.1)	1.2	1.1	0.1	(0.2)	(0.1)

Total	6.0	117.3	123.3	(8.8)	(17.2)	(26.0)
Total Interest-Earning Assets
Pesos	1,971.7	304.6	2,276.3	1,037.7	(75.3)	962.4
Dollars	130.9	84.6	215.5	292.2	(547.6)	(255.4)

Total	2,102.6	389.2	2,491.8	1,329.9	(622.9)	707.0

Interest Bearing Liabilities
Demand Account
Pesos	(2.7)	(2.8)	(5.5)	(7.7)	0.3	(7.4)
Dollars	—	—	—	—	—	—

Total	(2.7)	(2.8)	(5.5)	(7.7)	0.3	(7.4)
Savings Account
Pesos	3.3	(0.4)	2.9	2.0	—	2.0
Dollars	—	—	—	—	—	—

Total	3.3	(0.4)	2.9	2.0	—	2.0
Time Deposits
Pesos	366.9	177.2	544.1	212.3	(313.7)	(101.4)
Dollars	2.4	(2.8)	(0.4)	2.6	(10.0)	(7.4)

Total	369.3	174.4	543.7	214.9	(323.7)	(108.8)

With Other Financial Entities
Pesos	69.7	3.8	73.5	18.0	(1.5)	16.5
Dollars	5.3	(1.3)	4.0	4.2	(6.1)	(1.9)

Total	75.0	2.5	77.5	22.2	(7.6)	14.6
Notes
Pesos	18.9	15.4	34.3	(11.1)	(16.3)	(27.4)
Dollars	94.2	(3.8)	90.4	(19.5)	51.1	31.6

Total	113.1	11.6	124.7	(30.6)	34.8	4.2
Other liabilities
Pesos	(2.9)	1.4	(1.5)	(1.1)	(0.4)	(1.5)
Dollars	5.9	7.1	13.0	(15.4)	(9.8)	(25.2)

Total	3.0	8.5	11.5	(16.5)	(10.2)	(26.7)
Total Interest Bearing Liabilities
Pesos	453.2	194.6	647.8	212.4	(331.6)	(119.2)
Dollars	107.8	(0.8)	107.0	(28.1)	25.2	(2.9)
Total	561.0	193.8	754.8	184.3	(306.4)	(122.1)

The increase of Ps.2,491.8 million in interest income for the fiscal year ended December 31, 2011, as compared to the previous year, is mainly explained by the Ps.2,102.6 million benefit from the increase in the volume of interest-earning assets, together with the Ps.389.2 million increase in interest rates.

In particular, the Ps.2,276.3 million benefit from Peso-denominated assets was mainly due to an increase in volume, mainly as a result of the increase in loans to the private sector due to the strong demand. Likewise, the increase in interest rates in Pesos was mainly due to the 135 basis points (“b.p.”) increase in the average interest rate for loans to the private sector, from 18.56% to 19.91%.

The Ps.215.5 million net change in Dollar-denominated assets reflects increases of Ps.130.9 million and Ps.84.6 million in the volume of and in interest rate for interest earning assets, respectively.

In terms of interest expenses, the Ps.754.8 million increase for the fiscal year ended December 31, 2011, as compared to the previous year, is mainly due to the increase in the volume of time deposits, together with the increase in the average interest rate, which increased in line with the dynamics of the financial market.

In particular, the Ps.107.0 million increase in interest bearing liabilities denominated in Dollars reflects an increase in the volume of outstanding debt due to the US$200.0 million issued by Tarjeta Naranja S.A. during January 2011 and the US$300.0 million issued by Banco Galicia on May 4, 2011.

Interest-Earning Assets-Net Yield on Interest-Earning Assets

The following table analyzes, by currency of denomination, the levels of our average interest-earning assets and net interest earned, and illustrates the net yields and spreads obtained, for each of the periods indicated.

	Fiscal Year Ended December 31,
	2011	2010	2009
	(in millions of Pesos, except percentages)
Total Average Interest-Earning Assets
Pesos	27,677.8	18,534.2	13,770.2
Dollars	4,263.5	3,449.1	4,607.8

Total	31,941.3	21,983.3	18,378.0

Net Interest Earned (1)
Pesos	4,424.6	2,796.1	1,714.5
Dollars	(186.4)	(294.9)	(42.4)

Total	4,238.2	2,501.2	1,672.1

Net Yield on Interest-Earning Assets (2) (%)
Pesos	15.99	15.09	12.45
Dollars	(4.37)	(8.55)	(0.92)

Weighted-Average Yield	13.27	11.38	9.10

Interest Spread, Nominal Basis (3) (%)
Pesos	11.56	11.81	9.34
Dollars	(0.61)	(5.81)	0.49

Weighted-Average Yield	11.13	9.79	8.08

Credit Related Fees Included in Net Interest Earned
Pesos	146.2	109.5	84.2
Dollars	—	—	—

Total	146.2	109.5	84.2

(1)	Net interest earned corresponds to the net financial income (“Financial Income” minus “Financial Expenses”, as set forth in the Income Statement), plus (i) financial fees included in “Income from Services—In Relation to Lending Transactions” in the Income Statement,(ii) contributions to the Deposits Insurance Fund included in the item with the same denomination that is part of the “Financial Expenses” caption in the Income Statement, and (iii) contributions and taxes on financial income included in the Income Statement under “Financial Expenses—Others”; minus (i) net income from corporate securities, included under “Financial Income/Expenses—Interest Income and Gains/Losses from Holdings of Government and Corporate Securities”, in the Income Statement,(ii) differences in quotation of gold and foreign currency included in the item with the same denomination that is part of the Financial Expenses/Income caption in the Income Statement, and (iii) the premiums and adjustments on forward transactions in foreign currency, included in the item “Financial Income-Others” in the Income Statement. Net interest earned also includes income from government securities used as security margins in repurchase agreement transactions. This income/loss is included in “Miscellaneous Income/Loss—Others” in the Income Statement. Net income from government securities includes both interest and gains/losses due to the variation of market quotations.
(2)	Net interest earned, divided by average interest-earning assets.
(3)	Interest spread, nominal basis is the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities.

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

	Fiscal Year Ended December 31,
	2011	2010	2009
	(in millions of Pesos)
Government Securities
Pesos
Recorded at Cost plus Yield	162.4	133.7	43.3
Issued by Argentine Central Bank—Lebac and Nobac	—	—	43.3
Bonar Bonds	162.4	133.7	—
Recorded at Fair Market Value	93.1	38.4	100.7
Bonar Bonds	61.1	13.3	42.7
Others	32.0	25.1	58.0
Issued by Argentine Central Bank	4,917.9	2,065.7	1,615.1
Lebac Unquoted	713.5	257.5	934.6
Lebac Quoted	10.3	359.1	633.9
Nobac Unquoted	637.4	1,265.0	29.5
Nobac Quoted	2,146.0	3.9	17.1
Nobac Repurchase Agreement Transactions	66.5	—	—
Lebac Repurchase Agreement Transactions	1,344.2	180.2	—
Without Quotation	—	—	945.7
Bonar Bonds	—	—	323.7
Discount Bonds in Pesos	—	—	622.0

Total Government Securities in Pesos	5,173.4	2,237.8	2,704.8

Dollars
Recorded at Fair Market Value	54.3	29.9	13.5
Others	54.3	29.9	13.5
Government Securities for Repurchase Agreement Transactions with the Argentinte Central Bank	—	—	152.7
Bonar Bonds	—	—	152.7
Without Quotation	—	—	1,036.2
Boden 2012 Bonds	—	—	1,032.4
Others	—	—	3.8

Total Government Securities in Dollars	54.3	29.9	1,202.4

Total Government Securities	5,227.7	2,267.7	3,907.2

Corporate Securities	3.1	10.3	13.2
Corporate Equity Securities (Quoted) in Pesos	3.1	10.3	0.1
Corporate Equity Securities (Quoted) in Dollars	—	—	13.1

Total Government and Corporate Securities	5,230.8	2,278.0	3,920.4

The increase in our holdings of Argentine government securities in 2011 can be mainly attributed to the increase in Lebac and Nobac (Argentine Central Bank bills and notes). The portfolio in Pesos corresponding to securities recorded at cost plus yield reflects Banco Galicia’s holdings of bonds issued by the Argentine government due in 2015 (“Bonar 2015 Bonds”) for Ps.162.4 million.

The decrease in our holdings of Argentine government securities in 2010 can be mainly attributed to the sale of bonds issued by the Argentine government due in 2012 (“Boden 2012 Bonds”), Bonar 2015 Bonds, Argentine government discount bonds (“Discount Bonds”) and Argentine GDP-linked negotiable securities (“GDP-Linked Negotiable Securities”). The portfolio in Pesos corresponding to securities recorded at cost plus yield reflects Banco Galicia’s holdings of Bonar 2015 Bonds for Ps.133.7 million.

All government securities, except for the Lebac and Nobac, which are issued by the Argentine Central Bank, were issued by the Argentine government.

Government Securities—Net Position

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

	As of December 31, 2011
				Spot	Spot
		Forward	Forward	purchases	sales	Net
	Holdings	Purchases (1)	Sales (2)	to be settled	to be settled	Position
	(in millions of Pesos)
Government Securities
Holdings Recorded at Cost plus Yield
Pesos	162.4	617.3	—	—	—	779.7
Holdings Recorded at Fair Market Value
Pesos	93.1	18.9	(67.8)	21.0	(2.7)	62.5
Dollars	54.2	—	(51.6)	0.3	(0.1)	2.8
Securities issued by the Argentine Central Bank
Pesos	4,918.0	148.3	(1,553.1)	38.8	—	3,552.0
Total Government Securities	5,227.7	784.5	(1,672.5)	60.1	(2.8)	4,397.0

Corporate Equity Securities (Quoted)	3.2	—	—	8.1	—	11.3

Total Government and Corporate Securities	5,230.9	784.5	(1,672.5)	68.2	(2.8)	4,408.3

(1)	Forward purchases include securities granted as collateral.
(2)	Forward sales include government securities deposits.

The net position of government securities as of December 31, 2011 amounted to Ps.4,408.3 million.

The net position of government securities at cost plus yield corresponds to Bonar 2015 Bonds, for Ps.779.7 million, whereas, the net position for securities issued by the Argentine Central Bank corresponds to Lebac and Nobac for Ps.3,552.0 million.

Remaining Maturity and Weighted-Average Yield

The following table analyzes the remaining maturity and weighted-average yield of our holdings of government and corporate securities as of December 31, 2011. Our government securities portfolio yields do not contain any tax equivalency adjustments.

Maturity Yield
	Total Book Value	Maturing within 1 year		Maturing after 1 year but within 5 years		Maturing after 5 years but within 10 years		Maturing after 10 years
		Book Value	Yield (1)	Book Value	Yield (1)	Book Value	Yield (1)	Book Value	Yield (1)
	(in millions of Pesos, except percentages)
Government Securities
Recorded at Fair Market Value
Pesos	93.1	26.0	10.5%	47.7	13.5%	13.2	2.0%	6.2	1.8%
Dollars	54.3	2.3	14.4%	52.0	7.0%	—	—	—	—
Recorded at Cost plus Yield
Pesos	162.4	—	—	162.4	19.4%	—	—	—	—
Instruments Issued by the Argentine Central Bank
Pesos	4,918.0	4,918.0	17.4%	—	—	—	—	—	—
Securities Without Quotation
Pesos
Dollars

Total Government Securities	5,227.8	4,946.3	17.3%	262.1	15.9%	13.2	2.0%	6.2	1.8%

Corporate Debt Securities	3.1	3.1	2.7%	—	—	—	—	—	—

Total Portfolio	5,230.9	4,949.4	17.3%	262.1	15.9%	13.2	2.0%	6.2	1.8%

(1)	Effective yield based on December 31, 2011 quoted market values.

As of December 31, 2011, we had the following investments in securities of issuers that exceeded 10% of our shareholders’ equity.

	December 31, 2011
In millions of Pesos	Issuer	Book Value	Market Value
Securities issued by the Argentine Central Bank	Argentine Central Bank	4,918.0	4,937.6

Loan Portfolio

Our total loans reflect Banco Galicia’s, the Regional Credit Card Companies’ and the CFA’s loan portfolios including past due principal amounts. Personal loans and credit-card loans are typically loans to individuals granted by Banco Galicia, the Regional Credit Card Companies or CFA. The Regional Credit Card Companies’ loans are included under “Credit card loans”, while most of CFA’s loans are included under “Personal loans”. Also, certain amounts related to advances, promissory notes, mortgage loans and pledge loans are extended to individuals. However, advances and promissory notes mostly represent loans to companies. The following table analyzes our loan portfolio, i.e., Banco Galicia’s loan portfolio consolidated with the Regional Credit Card Companies’ and the CFA’s loan portfolio, by type of loan and total loans with guarantees.

	As of December 31,
	2011	2010	2009	2008	2007
	(in millions of Pesos)
Principal and Interest
Non-Financial Public Sector	1.0	3.2	5.0	1,319.6	1,210.5
Local Financial Sector	326.2	80.6	25.4	148.1	110.0
Non-Financial Private Sector and Residents Abroad (1) Advances	2,302.1	979.2	630.1	594.4	792.1
Promissory Notes	6,412.3	4,534.3	3,205.4	2,116.3	2,911.2
Mortgage Loans	959.5	950.2	964.3	1,026.8	945.1
Pledge Loans	202.3	119.2	64.8	81.0	94.5
Personal Loans	5,785.7	4,093.6	1,724.4	1,217.6	977.9
Credit Card Loans	13,392.2	9,120.1	5,691.3	4,378.4	3,630.1
Placements in Banks Abroad	66.0	215.3	440.7	334.5	158.0
Other Loans	2,462.5	2,081.2	1,387.9	883.3	1,010.8
Accrued Interest, Adjustment and Quotation Differences Receivable	420.8	277.1	178.8	185.8	177.0
Documented Interest	(165.6)	(81.8)	(54.2)	(38.5)	(42.5)

Total Non-Financial Private-Sector and Residents Abroad	31,837.8	22,288.4	14,233.5	10,779.6	10,654.2

Total Gross Loans	32,165.0	22,372.2	14,263.9	12,247.3	11,974.7

Allowance for Loan Losses	(1,284.0)	(1,038.5)	(806.4)	(526.8)	(428.6)

Total Loans	30,881.0	21,333.7	13,457.5	11,720.5	11,546.1

Loans with Guarantees
With Preferred Guarantees (2)	1,441.3	1,257.1	1,142.2	1,332.8	1,289.8
Other Guarantees	4,866.0	3,694.5	2,453.9	2,971.1	3,180.2

Total Loans with Guarantees	6,307.3	4,951.6	3,596.1	4,303.9	4,470.0

(1)	Categories of loans include:
•	Advances: short-term obligations drawn on by customers through overdrafts.
•	Promissory Notes: endorsed promissory notes, notes and other promises to pay signed by one borrower or group of borrowers and factored loans.
•	Mortgage Loans: loans granted to purchase or improve real estate and collateralized by such real estate and commercial loans secured by a real estate mortgage.
•	Pledge Loans: loans secured by collateral (such as cars or machinery) other than real estate, where such collateral is an integral part of the loan documents.
•	Personal Loans: loans to individuals.
•	Credit-Card Loans: loans granted through credit cards to credit card holders.
•	Placements in Banks Abroad: short-term loans to banks abroad.
•	Other Loans: loans not included in other categories.
•	Documented Interest: discount on notes and bills.

(2)	Preferred guarantees include mortgages on real estate property or pledges on movable property, such as cars or machinery, where Banco Galicia has priority, endorsements of the Federal Office of the Secretary of Finance, pledges of Government securities, or gold or cash as collateral.

As of December 31, 2011, Banco Galicia’s loan portfolio before allowances for loan losses amounted to Ps.32,165.0 million, a 43.8% increase as compared to the fiscal year ended December 31, 2010, due to a significant increase in loans to the private sector. Loans to the private sector before the allowance for loan losses amounted to Ps.32,164.0 million, with a 43.8% increase from the Ps.22,369.0 million existing as of the fiscal year ended December 31, 2010.

For the fiscal year ended December 31, 2010, Banco Galicia’s loan portfolio before allowances for loan losses amounted to Ps.22,372.2 million, as compared to Ps.14,263.9 million as of December 31, 2009. This change is due to a significant increase in the portfolio of loans to the private sector, in line with the increase experienced by the Argentine market overall, together with the acquisition of CFA whose loan portfolio before allowances for loan losses amounted to Ps.1,378.4 million. Loans to the financial and non-financial public sector as of the fiscal year ended December 31, 2010 were Ps.3.2 million, 36% lower than the Ps.5.0 million outstanding as of the close of the previous fiscal year.

Loans by Type of Borrower

The following table shows the breakdown of our total loan portfolio, by type of borrower at December 31, 2011, 2010 and 2009. The middle-market companies’ category includes Banco Galicia’s loans to SMEs and the agricultural and livestock sectors while the individuals’ category includes loans granted by Banco Galicia, the Regional Credit Card Companies and CFA. Loans to individuals comprise both consumer loans and commercial loans extended to individuals with a commercial activity.

	As of December 31,
	2011		2010		2009
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of Pesos, except percentages)
Commercial Loans	13,623.7	42.36	9,410.0	42.06	6,645.6	46.59
Corporate	4,454.5	13.85	2,768.1	12.37	1,801.1	12.63
Middle-Market Companies	9,169.2	28.51	6,641.9	29.69	4,844.5	33.96
- Agribusiness	3,615.9	11.24	2,458.2	10.99	1,962.9	13.76
- SMEs	5,553.3	17.27	4,183.7	18.70	2,881.6	20.20
Individuals	18,115.2	56.32	12,640.9	56.51	7,142.8	50.07
- Bank	9,562.2	29.73	6,807.0	30.43	4,296.4	30.12
- Regional Credit Card Companies	6,740.0	20.95	4,455.9	19.92	2,846.4	19.95
- CFA	1,813.0	5.64	1,378.0	6.16	—	—
Financial Sector (1)	425.1	1.32	318.0	1.42	470.5	3.30
Non-Financial Public Sector	1.0	—	3.2	0.01	5.0	0.04

Total (2)	32,165.0	100.00	22,372.1	100.00	14,263.9	100.00

(1)	Includes local and international financial sector. Financial Sector loans are primarily composed of interbank loans (call money loans), overnight deposits at international money center banks and loans to provincial banks.
(2)	Before the allowance for loan losses.

Loans by Economic Activity

The following table sets forth as of the dates indicated an analysis of our loan portfolio according to the borrower’s main economic activity. Figures include principal and interest.

	As of December 31,
	2011		2010		2009
	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of Pesos, except percentages)
Financial Sector (1)	425.1	1.32	318.0	1.42	470.5	3.30

Services
Non-Financial Public Sector	1.0	0.00	3.2	0.01	5.0	0.04
Communications, Transportation Health and Others	1,571.2	4.88	1,315.3	5.88	1,020.2	7.15
Electricity, Gas, Water Supply and Sewage Services	268.9	0.84	111.2	0.50	43.7	0.31
Other Financial Services	126.1	0.39	54.0	0.24	12.8	0.09

Total	1,967.2	6.11	1,483.7	6.63	1,081.7	7.59

Primary Products
Agriculture and Livestock	3,318.9	10.32	2,268.0	10.14	1,803.8	12.65
Fishing, Forestry and Mining	537.7	1.67	199.3	0.89	177.8	1.25

Total	3,856.6	11.99	2,467.3	11.03	1,981.6	13.90

Consumer	17,617.0	54.77	12,232.7	54.68	6,781.5	47.54

Retail Trade	1,125.7	3.50	906.2	4.05	719.5	5.04

Wholesale Trade	1,918.3	5.96	1,532.8	6.85	931.4	6.53

Construction	510.0	1.59	318.1	1.42	177.0	1.24

Manufacturing
Foodstuffs	1,962.2	6.10	1,098.4	4.91	773.2	5.42
Transportation Materials	76.5	0.24	70.9	0.32	41.9	0.29
Chemicals and Oil	642.6	2.00	454.3	2.03	378.3	2.65
Manufacturing Industries	2,062.0	6.41	1,388.7	6.21	891.5	6.25

Total	4,743.3	14.75	3,012.3	13.47	2,084.9	14.61

Other Loans	1.8	0.01	101.1	0.45	35.8	0.25

Total (2)	32,165.0	100.00	22,372.2	100.00	14,263.9	100.00

(1)	Includes local and international financial sectors.
(2)	Before the allowance for loan losses.

Consumer loans account for the majority of the loan portfolio, which as of the fiscal year-end represented 54.77% of the total loan portfolio; similar to the 54.68% of the previous fiscal year. Consumer loans represented 47.54% of the loan portfolio as of December 31, 2009.

As for business activities, the most significant categories during the fiscal year ended December 31, 2011 were loans to the manufacturing industry, the primary production sector and trade (wholesale and retail), with a total portfolio share of 14.75%, 11.99% and 9.46%, respectively.

The most significant growth occurred in the construction sector, with a 60.3% increase as compared to the previous fiscal year and in the manufacturing industry, which increased 57.5% as compared to previous fiscal year-end.

Maturity Composition of the Loan Portfolio

The following table sets forth an analysis by type of loan and time remaining to maturity of our loan portfolio as of December 31, 2011.

	Within 1 Month	After 1 Month but within 6 Months	After 6 Months but within 12 Months	After 1 Year but within 3 Years	After 3 Years but within 5 Years	After 5 Years	Total at December 31, 2011
	(in millions of Pesos)
Non-Financial Public Sector (1)	1.0	—	—	—	—	—	1.0
Financial Sector (1)	147.3	90.0	88.9	—	—	—	326.2
Private Sector and Residents Abroad	16,574.9	7,542.4	3,039.8	3,478.7	998.3	203.7	31,837.8
- Advances	1,571.4	575.7	144.1	11.4	—	—	2,302.6
- Promissory Notes	2,576.2	2,705.0	604.4	424.3	97.1	4.9	6,411.9
- Mortgage Loans	22.6	91.6	106.3	361.5	228.2	149.3	959.5
- Pledge Loans	10.3	40.9	44.3	101.5	5.1	0.3	202.4
- Personal Loans	348.5	1,289.5	1,223.3	2,233.4	643.4	47.7	5,785.8
- Credit-Card Loans	9,693.6	2,668.3	857.9	172.3	—	—	13,392.1
- Other Loans	2,098.7	171.4	59.5	174.3	24.5	1.5	2,529.9
- Accrued Interest and Quotation
Differences Receivable (1)	420.8	—	—	—	—	—	420.8
- (Documented Interest)	(165.6)	—	—	—	—	—	(165.6)
- (Unallocated Collections)	(1.6)	—	—	—	—	—	(1.6)
Allowance for Loan Losses (2)	(1,284.0)						(1,284.0)

Total Loans, Net	15,439.2	7,632.4	3,128.7	3,478.7	998.3	203.7	30,881.0

(1)	Interest and the CER adjustment were assigned to the first month.
(2)	Allowances were assigned to the first month as were past due loans and loans in judicial proceedings.

Interest Rate Sensitivity of Outstanding Loans

The following table presents the interest rate sensitivity of our outstanding loans by denomination as of December 31, 2011.

	In millions of Pesos	As a % of Total Loans
Variable Rate (1)(2)
Pesos	1,308.4	27.95%
Dollars	260.7	5.57%

Total	1,569.1	33.52%

Fixed Rate (2)(3)
Pesos	2,931.5	62.63%
Dollars	180.1	3.85%

Total	3,111.6	66.48%

(1)	Includes overdraft loans.
(2)	Includes past due loans and excludes interest receivable, differences in quotations and the CER adjustment.
(3)	Includes short-term and long-term loans whose rates are determined at the beginning of the loans’ life.

Credit Review Process

Credit risk is the potential for financial loss resulting from the failure of a borrower to honor its financial contractual obligations. Our credit risk arises mainly from Banco Galicia’s, the Regional Credit Card Companies’ and CFA’s lending activities, and from the fact that, in the normal course of business, these subsidiaries are parties to certain transactions with off-balance sheet treatment and associated risk, mainly commitments to extend credit and guarantees granted. See also Item 5. “Operating and Finance Review and Prospects”-Item 5.A. “Operating Results-Off-Balance Sheet Arrangements”.

Our credit approval and credit risk analysis is a centralized process based on the concept of “opposition of interests”. This is achieved through the existing division among the risk management, the credit and the origination functions both in retail and wholesale businesses, thus enabling us to achieve an ongoing and efficient control of asset quality, a proactive management of loans with problems, aggressive charge-offs of uncollectible loans, and adequate loan loss provisioning. Apart from that, it includes the follow-up of the models for measuring the portfolio risk at the operation and customer levels, facilitating the detection of loans with problems and the losses associated thereto, what in turn allows the early detection of situations that could entail some degree of portfolio deterioration and provides appropriate protection of our assets.

Banco Galicia

The Credit Risk Management and Insurance Division approves credit risk policies, verifies the compliance thereof and assesses credit risk on a continuous basis.

The credit granting policy for retail banking focuses on the use of an automatic credit granting processes. These are based on behavior analysis models. Banco Galicia is strongly focused on obtaining portfolios with direct payroll deposit, which statistically have better compliance behavior when compared to other types of portfolios.

As for the wholesale banking, credit granting is based on analyses conducted on credit, cash-flow, balance sheet, capacity of the applicant. These are supported by statistical rating models.

During fiscal year 2010, the review-by-sector policy was implemented, which determines the levels of review for the economic activities belonging to the private-sector portfolio according to the concentration they show with regard to total credit and/or computable regulatory capital (“RPC”).

The Credit Risk Management and Insurance Division also constantly monitors its portfolio through different indicators (asset quality of the loan portfolio, provisioning of the non-accrual portfolio, non-performance, roll rates, etc), as well as the classification and concentration thereof (through maximum ratios between the exposure to each client, its own RPC, and that of each customer). The loan portfolio classification, as well as its concentration control, is carried out following the regulations provided for by the Argentine Central Bank.

Credit

The Credit Division’s mission is to assure quality of loan portfolio through the origination of businesses and the optimization of loan recovery strategies in accordance with standards of best practices.

This division performs the following functions: credit granting, preventive management, tracking down and classification of customers, together with recovery of past-due loans.

The analysis and granting in relation to the retail portfolio is made on a centralized basis by the Individuals Credit Approval Division.

Applications for these products, such as credit cards, current account overdrafts and secured or unsecured personal loans, are automatically assessed through computerized credit scoring systems that take into account different criteria to determine the customer’s credit background and repayment capacity, as well as through granting guidelines based on the customer’s credit history within the financial system (which is verified against the information provided by a company that provides credit information) or with Banco Galicia (credit screening).

Credit approval of corporate loan portfolio is carried out through two specialized teams: The Corporate Credit Approval Division, responsible for credit granting and the Credit Analysis Division, in charge of the analysis of large amount transactions.

Before approving a loan, Banco Galicia performs an assessment of the potential borrower and his/her financial condition. Loans exceeding certain amounts are analyzed by credit line and customer. For loans below certain amounts, Banco Galicia uses automated risk assessment systems that provide financial and non-financial information on the borrower, and that perform projections on the financial statements and generate automatic warnings about situations that may indicate an increase in the risk.

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

Loans are approved pursuant to previously granted authorization levels, except loans exceeding certain amount and loans granted to (domestic or foreign) financial institutions and to related customers; these loans are approved by the Credit Committee.

Through strategic models of behavior, as well as sector, environmental, economic and financial analyses, this division performs a primary analysis of the loan portfolio in order to anticipate non-performing credit customers.

In addition, this division is responsible for reducing the deterioration of the portfolio under management and pursuing customers’ reinsertion in the commercial line; as well as handling court and out-of-court proceedings of customers within the individuals and companies portfolio.

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

With regards to recovery of past due loans, the Regional Credit Card Companies and Cobranzas Regionales S.A., a subsidiary of Tarjetas Regionales, manage the early stages of delinquency through their branch personnel and use different types of contact with customers (letters, phone calls, etc.). After 100 days, recovery is turned over to collection agencies that manage out of court proceedings, and if the loan is not recovered, court proceedings could be initiated by other specialized agencies. Cobranzas Regionales S.A. supervises the whole process of recovery, including recovery procedures of such collection agencies.

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

The review must be carried out on each borrower with debt pending payment equal to the lesser of the following amounts: Ps.2.0 million (until August 2009 said figure was Ps.1.0 million) or 1% of the bank’s RPC (computable capital) but, in any case, the review shall cover at least 20% of the total loan portfolio. The frequency of the review of each borrower depends on the bank’s exposure to that borrower. The Argentine Central Bank requires that the larger the exposure is, the more frequent the review should be. This review must be conducted every calendar quarter when credit exposure to that borrower is equal to or in excess of 5% of the bank’s RPC, or every six months when exposure equals or exceeds the lesser of the following amounts: Ps.2 million or 1% of the bank’s RPC. In all cases, at least 50% of Banco Galicia’s commercial portfolio must be reviewed once every six months; and all other borrowers in Banco Galicia’s commercial portfolio must be reviewed during the fiscal year, so that the entire commercial portfolio is reviewed every fiscal year.

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

In August 2009, the Argentine Central Bank amended these requirements as per Communiqué “A” 4975 (effective since January 2010):

	Refinancing			Judicial Agreements
	Monthly or Bimonthly	Others		Previous %	Com. “A” 4975
		Previous %	Com. “A” 4975
Category change from 5 to 4	3 installments	20%	15%
Category change from 4 to 3	3 installments	15%	10%
Category change from 3 to 2	2 installments	10%	5%	20%	15%
Category change from 2 to 1	1 installment	10%	5%	20%	15%

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

As of December 31, 2011, 2010 and 2009, we maintained a general loan loss allowance of Ps.836.4 million, Ps.614.2 million and Ps.439.8 million, respectively, which exceeded by Ps.517.2 million, Ps.393 million and Ps.303.4 million, respectively, the 1% minimum general allowance required by the Argentine Central Bank. The increase in these amounts was related to the growth and seasoning of the individuals’ loan portfolio and the impact of the worsening of certain macroeconomic variables.

Classification of the Loan Portfolio based on Argentine Central Bank Regulations

The following tables set forth the amounts of our loans past due and the amounts not yet due of the loan portfolio, including the loan portfolios of Banco Galicia, the Regional Credit Card Companies and CFA, applying the Argentine Central Bank’s loan classification criteria in effect at the dates indicated.

	As of December 31, 2011
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	30,715.8	97.28	—	—	30,715.8	95.49
2. With Special Follow-up—Under observation and Low Risk	604.5	1.91	—	—	604.5	1.88
3. With Problems and Medium Risk	162.5	0.51	163.4	27.89	325.9	1.01
4. High Risk of Insolvency and High Risk	96.3	0.30	275.6	47.04	371.9	1.16
5. Uncollectible	—	—	144.1	24.59	144.1	0.45
6. Uncollectible Due to Technical Reasons	—	—	2.8	0.48	2.8	0.01

Total	31,579.1	100.00	585.9	100.00	32,165.0	100.00

	As of December 31, 2010
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	21,230.1	97.40	—	—	21,230.1	94.90
2. With Special Follow-up—Under observation and Low Risk	387.2	1.78	—	—	387.2	1.73
3. With Problems and Medium Risk	114.2	0.52	144.6	25.11	258.8	1.15
4. High Risk of Insolvency and High Risk	64.8	0.30	251.7	43.71	316.5	1.41
5. Uncollectible	—	—	178.4	30.98	178.4	0.80
6. Uncollectible Due to Technical Reasons	—	—	1.2	0.20	1.2	0.01

Total	21,796.3	100.00	575.9	100.00	22,372.2	100.00

	As of December 31, 2009
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	13,273.6	96.89	—	—	13,273.6	93.06
2. With Special Follow-up—Under observation and Low Risk	310.6	2.27	—	—	310.6	2.18
3. With Problems and Medium Risk	85.1	0.62	146.2	25.92	231.3	1.62
4. High Risk of Insolvency and High Risk	30.5	0.22	308.1	54.62	338.6	2.37
5. Uncollectible	—	—	109.0	19.32	109.0	0.76
6. Uncollectible Due to Technical Reasons	—	—	0.8	0.14	0.8	0.01

Total	13,699.8	100.00	564.1	100.00	14,263.9	100.00

	As of December 31, 2008
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	11,430.6	96.09	—	—	11,430.6	93.33
2. With Special Follow-up—Under observation and Low Risk	388.8	3.27	—	—	388.8	3.18
3. With Problems and Medium Risk	54.1	0.46	103.1	29.29	157.2	1.28
4. High Risk of Insolvency and High Risk	21.8	0.18	185.4	52.67	207.2	1.69
5. Uncollectible	—	—	62.0	17.61	62.0	0.51
6. Uncollectible Due to Technical Reasons	—	—	1.5	0.43	1.5	0.01

Total	11,895.3	100.00	352.0	100.00	12,247.3	100.00

	As of December 31, 2007
	Amounts Not Yet Due		Amounts Past Due		Total Loans
	(in millions of Pesos, except percentages)
	Amounts	%	Amounts	%	Amounts	%
Loan Portfolio Classification
1. Normal and Normal Performance	11,242.7	96.57	—	—	11,242.7	93.89
2. With Special Follow-up—Under observation and Low Risk	356.2	3.06	—	—	356.2	2.97
3. With Problems and Medium Risk	31.7	0.27	56.0	16.87	87.7	0.73
4. High Risk of Insolvency and High Risk	12.1	0.10	221.0	66.57	233.1	1.95
5. Uncollectible	—	—	48.1	14.49	48.1	0.40
6. Uncollectible Due to Technical Reasons	—	—	6.9	2.07	6.9	0.06

Total	11,642.7	100.00	332.0	100.00	11,974.7	100.00

Amounts Past Due and Non-Accrual Loans

The following table analyzes amounts past due by 90 days or more in our loan portfolio, by type of loan and by type of guarantee as of the dates indicated, as well as our non-accrual loan portfolio, by type of guarantee, our allowance for loan losses and the main asset quality ratios as of the dates indicated.

	As of December 31,
	2011	2010	2009	2008	2007
	(in millions of Pesos, except ratios)
Total Loans (1)	32,165.0	22,372.2	14,263.9	12,247.3	11,974.7

Non-Accrual Loans (2)
With Preferred Guarantees	17.2	27.9	33.7	42.0	43.5
With Other Guarantees	12.8	37.4	97.9	10.3	5.0
Without Guarantees	814.7	689.6	548.1	375.6	327.3

Total Non-Accrual Loans (2)	844.7	754.9	679.7	427.9	375.8

Past Due Loan Portfolio
Non-Financial Public Sector	—	—	—	—	—
Local Financial Sector	—	—	—	—	—
Non-Financial Private Sector and Residents Abroad
Advances	65.1	94.3	64.4	25.9	23.0
Promissory Notes	35.4	53.1	90.5	24.5	134.5
Mortgage Loans	10.6	16.0	16.8	24.9	30.0
Pledge Loans	3.4	6.8	2.7	1.1	0.8
Personal Loans	115.6	131.2	69.8	45.7	17.6
Credit-Card Loans	340.0	237.8	285.9	215.0	115.4
Placements with Correspondent Banks	—	—	—	—	—
Other Loans	15.8	36.7	34.0	14.9	10.7

Total Past Due Loans	585.9	575.9	564.1	352.0	332.0

Past Due Loans
With Preferred Guarantees	11.2	19.1	19.8	26.0	30.8
With Other Guarantees	10.8	35.1	66.9	9.0	4.2
Without Guarantees	563.9	521.7	477.4	317.0	297.0

Total Past Due Loans	585.9	575.9	564.1	352.0	332.0

Allowance for Loan Losses	1,284.0	1,038.5	806.4	526.8	428.6

Ratios (%)
As a % of Total Loans:
- Total Past Due Loans	1.82	2.57	3.95	2.87	2.77
- Past Due Loans with Preferred Guarantees	0.03	0.09	0.14	0.21	0.26
- Past Due Loans with Other Guarantees	0.04	0.16	0.47	0.07	0.03
- Past Due Unsecured Amounts	1.75	2.32	3.34	2.59	2.48
- Non-Accrual Loans (2)	2.63	3.37	4.77	3.49	3.14
- Non-Accrual Loans (2) (Excluding Interbank Loans)	2.64	3.42	4.93	3.60	3.18
Non-Accrual Loans (2) as a Percentage of Loans to the Private Sector	2.63	3.37	4.77	3.95	3.53
Allowance for Loan Losses as a % of:
- Total Loans	3.99	4.64	5.65	4.30	3.58
- Total Loans Excluding Interbank Loans	4.02	4.70	5.84	4.44	3.63
- Total Non-Accrual Loans (2)	152.01	137.57	118.64	123.11	114.05
Non-Accrual Loans with Guarantees as a Percentage of Non-Accrual Loans (2)	3.55	8.65	19.36	12.22	12.91
Non-Accrual Loans as a Percentage of Total Past Due Loans	144.17	131.08	120.49	121.56	113.20

(1)	Before the allowance for loan losses.
(2)	Non-Accrual loans are defined as those loans in the categories of: (a) Consumer portfolio: “Medium Risk”, “High Risk”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”, and (b) Commercial portfolio: “With problems”, “High Risk of Insolvency”, “Uncollectible”, and “Uncollectible Due to Technical Reasons”.

At the end of the fiscal year ended December 31, 2011, our non-accrual loans to the private sector ratio was 2.63%, representing a decrease from the 3.37% recorded at the end of the fiscal year ended December 31, 2010, mainly due to effective credit recovery management and the growth in the total portfolio of Banco Galicia and its subsidiaries.

As of December 31, 2010, due to the improvement in the commercial loan portfolio, together with the growth experienced in the total loan portfolio, the non-accrual loans to the private sector ratio decreased from 4.77% as of December 31, 2009 to 3.37% as of December 31, 2010.

Banco Galicia has entered into certain troubled debt restructuring agreements with customers. Banco Galicia has eliminated any differences between the principal and accrued interest due under the original loan and the new loan amount through a charge against the allowance for loan losses. Loans under such agreements are included within past due and accruing loans, which amounted to Ps.137.3 million, Ps.123.5 million and Ps.197.5 million as of December 31, 2011, 2010 and 2009, respectively.

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

The table below shows the interest income that would have been recorded on non-accrual loans on which the accrual of interest was discontinued and the recoveries of interest on loans classified as non-accrual on which the accrual of interest had been discontinued:

	As of December 31,
	2011	2010	2009	2008	2007
	(in millions of Pesos)
Interest Income that Would Have Been Recorded on Non-Accrual Loans on which the Accrual of Interest was Discontinued	53.2	56.0	52.0	35.4	35.9
Recoveries of Interest on Loans Classified as Non-Accrual on which the Accrual of Interest had been Discontinued (1)	2.7	2.8	2.6	1.8	1.8

(1)	Recorded under “Miscellaneous Income”.

Loan Loss Experience

The following table presents an analysis of our allowance for loan losses and of our credit losses as of and for the periods indicated. Certain loans are charged off directly to the income statement and, therefore, are not reflected in the allowance.

	Fiscal Year Ended
	December 31,
	2011	2010	2009	2008	2007
	(in millions of Pesos, except ratios)
Total Loans, Average (1)	26,218.7	16,800.8	11,481.9	12,077.3	10,528.9

Allowance for Loan Losses at Beginning of Period (2)	1,038.5	806.4	526.8	428.6	327.0
Changes in the Allowance for Loan Losses During the Period (2)
Provisions Charged to Income	820.1	523.6	625.9	384.6	248.4
Prior Allowances Reversed	(22.1)	—	(5.4)	(6.5)	(21.5)
Charge-Offs (A)	(552.5)	(487.3)	(354.5)	(289.2)	(125.4)
Inflation and Foreign Exchange Effect and Other Adjustments	—	195.8	13.6	9.3	0.1

Allowance for Loan Losses at End of Period	1,284.0	1,038.5	806.4	526.8	428.6

Charge to the Income Statement during the Period
Provisions Charged to Income (2)	820.1	523.6	625.9	384.6	248.4
Direct Charge-Offs, Net of Recoveries (B)	(162.4)	(88.6)	(27.9)	(68.4)	(57.2)
Recoveries of Provisions	(22.1)	—	(5.4)	(6.5)	(21.5)

Net Charge (Benefit) to the Income Statement	635.6	435.0	592.6	309.7	169.7

Ratios (%)
Charge-Offs Net of Recoveries (A+B) to Average Loans (4)	1.49	2.37	2.84	1.83	0.65
Net Charge to the Income Statement to Average Loans(4)	2.42	2.59	5.16	2.56	1.61

(1)	Before the allowance for loan losses.
(2)	Includes quotation differences for Galicia Uruguay and Cayman Branch.
(3)	Charge-offs plus direct charge-offs minus bad debts recovered.

The increase in allowance for loan losses in fiscal year 2011 is mainly attributable to the growth and maturing of the individuals’ loan portfolio and to the worsening of certain macroeconomic variables.

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

	As of December 31,
	2011			2010			2009
	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %
	(in millions of Pesos, except percentages)
Non-Financial Public Sector	—	—	—	—	—	—	—	—	—
Local Financial Sector	—	—	1.01	—	—	0.36	—	—	0.18
Non-Financial Private Sector and Residents Abroad
Advances	48.9	0.15	7.16	55.1	0.25	4.38	31.7	0.22	4.42
Promissory Notes	35.5	0.11	19.94	43.3	0.19	20.27	80.3	0.56	22.47
Mortgage Loans	6.2	0.02	2.98	10.6	0.05	4.25	11.8	0.08	6.76
Pledge Loans	1.4	0.01	0.63	2.6	—	0.53	1.5	—	0.45
Personal Loans	128.1	0.40	17.99	139.2	0.62	18.30	63.9	0.45	12.09
Credit-Card Loans	231.6	0.72	41.64	166.8	0.75	40.77	168.3	1.18	39.90
Placements in Correspondent Banks	—	—	0.21	—	—	0.96	—	—	3.09
Other	9.1	0.03	8.44	16.9	0.08	10.17	16.0	0.11	10.60
Unallocated (1)	823.2	2.55	—	604.0	2.69	—	432.9	3.04	—

Total	1,284.0	3.99	100.00	1,038.5	4.64	100.00	806.4	5.65	100.00

	As of December 31,
	2008			2007
	Amount	% of Loans	Loan Category %	Amount	% of Loans	Loan Category %
	(in millions of Pesos, except percentages)
Non-Financial Public Sector	—	—	10.77	—	—	10.11
Local Financial Sector	—	—	1.21	—	—	0.92
Non-Financial Private Sector and Residents Abroad
Advances	14.5	0.12	4.85	16.2	0.13	6.61
Promissory Notes	34.9	0.28	17.28	119.8	1.00	24.31
Mortgage Loans	21.9	0.18	8.38	26.5	0.22	7.89
Pledge Loans	0.5	—	0.66	0.3	—	0.79
Personal Loans	37.8	0.31	9.94	14.0	0.12	8.17
Credit-Card Loans	111.4	0.91	35.75	56.0	0.47	30.31
Placements in Correspondent Banks	—	—	2.73	—	—	1.32
Other	7.4	0.06	8.43	7.9	0.07	9.57
Unallocated (1)	298.4	2.44	—	187.9	1.57	—

Total	526.8	4.30	100.00	428.6	3.58	100.00

(1)	The unallocated reserve consists of the allowances established on the portfolio classified in the “normal situation” category and includes additional reserves in excess of Argentine Central Bank minimum requirements.

Charge-Offs

The following table sets forth the allocation of the main charge-offs made by Banco Galicia, the Regional Credit Card Companies and CFA during the years ended December 31, 2011, 2010 and 2009.

	Fiscal Year Ended
	December 31,
	2011	2010	2009
	(in millions of Pesos)
Charge-offs by Type
Advances	35.4	18.5	21.3
Promissory Notes	50.2	82.5	20.3
Mortgage Loans	3.4	1.5	9.9
Pledge Loans	2.5	0.9	0.3
Personal Loans	182.1	106.8	60.8
Credit-Card Loans
Banco Galicia	92.3	52.4	54.9
Regional Credit Card Companies	147.2	217.9	178.6
Other Loans	39.4	6.8	8.4

Total	552.5	487.3	354.5

During fiscal year 2011, Ps.552.5 million were charged off against allowance for loan losses, including the Regional Credit Card Companies’ and CFA’s portfolios. The increased amount as compared to the prior year was attributable to the seasoning of the individuals’ loan portfolio, which represented more than 50% of charge-offs.

During fiscal year 2010, Ps.487.3 million were charged off against allowance for loan losses in connection with loans to individuals, including the Regional Credit Card Companies’ and CFA’s portfolios, and the increased amount as compared to the prior year was attributable to the seasoning of the individuals’ loan portfolio.

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

	Fiscal Year Ended
	December 31,
Country	2011	2010	2009
	(in millions of Pesos)
United Kingdom
Demand Deposits	2.0	1.4	5.5
Forward Purchases of Bonar 2015 Bonds	633.9	544.8	—
Other	—	0.1	—

Total	635.9	546.3	5.5

United States
Demand Deposits	90.7	191.5	178.6
Overnight Placements	66.0	215.3	440.5
Other	72.3	44.4	21.6

Total	229.0	451.2	640.7

Germany
Demand Deposits	1.8	0.3	2.1
Forward Purchases of Boden 2012 Bonds	—	—	803.4
Other	—	1.3	—

Total	1.8	1.6	805.5

As of December 31, 2011, we had the following foreign outstandings:

•	Ps.635.9 million (1.2% of our total assets) with United Kingdom financial institutions, of which Ps.633.9 million represented two forward purchases of Bonar 2015 Bonds in connection with repurchase agreement transactions with the applicable financial institution, and Ps.2.0 million corresponded to demand deposits with such institution.

•	Ps.229.0 million (0.4% of our total assets) representing liquid placements with United States financial institutions, of which Ps.90.7 million corresponded to demand deposits and Ps.66.0 million represented overnight placements.

•	Ps.1.8 million with German financial institutions, corresponding to demand deposits.

Deposits

The following table sets out the composition of our deposits as of December 31, 2011, 2010 and 2009. Our deposits represent deposits with Banco Galicia and CFA.

	As of December 31,
	2011	2010	2009
	(in millions of Pesos)
Current Accounts and Other Demand Deposits	7,203.5	5,565.7	3,719.2
Savings Accounts	8,010.8	6,362.0	4,994.7
Time Deposits	14,150.8	9,724.9	7,954.7
Other Deposits (1)	534.3	463.2	248.8
Plus: Accrued Interest, Quotation Differences and CER Adjustment	235.7	107.0	122.0

Total Deposits	30,135.1	22,222.8	17,039.4

(1)	Includes among other, deposits originated by Decree No. 616/05, Reprogrammed Deposits under judicial proceedings and other demand deposits.

In 2011, our consolidated deposits increased 35.6% mainly as a result of a Ps.3,286.6 million increase in deposits in current and savings accounts and a Ps.4,425.9 million increase in time deposits. As in prior years, these increases were mainly due to deposits received by Banco Galicia.

In 2010, our consolidated deposits increased 30.4% mainly as a result of a Ps.3,213.9 million increase in deposits in current and savings accounts and a Ps.1,770.2 million increase in time deposits. It is worth mentioning that on June 30, 2010, the assets and liabilities of CFA were consolidated on a line-by-line basis due to the acquisition of said companies.

In 2009, our consolidated deposits increased 21.2% mainly as a result of a Ps.1,573.4 million increase in deposits in current and savings accounts and a Ps.1,406.7 million increase in time deposits. As of December 31, 2009, time deposits included Ps.14.9 million of CER-adjusted time deposits.

For more information, see Item 5.A. “Operating Results-Funding”.

The following table provides a breakdown of our consolidated deposits as of December 31, 2011, by contractual term and currency of denomination.

	Peso-Denominated			Dollar-Denominated		Total
			% of		% of			% of
	Amount		Total	Amount	Total	Amount		Total
	(in millions of Pesos, except percentages)
Current Accounts and Demand Deposits	Ps.	7,203.5	28.3%	—	—%	Ps.	7,203.5	24.1%
Savings Accounts		5,482.5	21.6	Ps.2,528.3	55.8		8,010.8	26.8
Time Deposits		12,289.7	48.5	1,861.1	41.1		14,150.8	47.3
Maturing Within 30 Days		1,359.1	5.4	407.7	9.0		1,766.8	5.9
Maturing After 31 Days but Within 59 Days		5,484.5	21.6	517.4	11.4		6,001.9	20.1
Maturing After 60 Days but Within 89 Days		1,785.6	7.0	247.8	5.5		2,033.4	6.8
Maturing After 90 Days but Within 179 Days		1,902.4	7.5	436.7	9.6		2,339.1	7.8
Maturing After 180 Days but Within 365 Days		1,210.1	4.8	198.7	4.4		1,408.8	4.7
Maturing After 365 Days		548.0	2.2	52.8	1.2		600.8	2.0
Other Deposits		390.3	1.6	144.1	3.2		534.4	1.8
Maturing Within 30 Days		178.0	0.7	131.5	2.9		309.5	1.0
Maturing After 31 Days but Within 59 Days		—	—	—	—		—	—
Maturing After 60 Days but Within 89 Days		—	—	—	—		—	—
Maturing After 90 Days but Within 179 Days		—	—	—	—		—	—
Maturing After 180 Days but Within 365 Days		171.9	0.7	—	—		171.9	0.6
Maturing After 365 Days		40.4	0.2	12.6	0.3		53.0	0.2

Total Deposits (1)		25,366.0	100.0%	4,533.5	100.0%		29,899.5	100.0%

(1)	Only principal. Excludes the CER adjustment

The categories with the highest concentration of maturities per original term are those within the segments “after 31 days but within 59 days” and “after 90 days but within 179 days” (Pesos and Dollars), which accounted for 29.1% of the total and mainly corresponded to Peso-denominated time deposits. The rest of the terms have a homogeneous participation. As of December 31, 2011, the average original term of non-adjusted Peso and Dollar-denominated time deposits was approximately 86 days. Dollar-denominated deposits, for Ps.4,533.5 million (only principal), represented 15.2% of total deposits.

The following table provides information about the maturity of our outstanding time deposits exceeding Ps.100,000, as of December 31, 2011.

Deposits over Ps.100,000
(in millions of Pesos)
Time Deposits
Within 30 Days	1,738.1
After 31 Days but Within 59 Days	4,145.1
After 60 Days but Within 89 Days	1,508.2
After 90 Days but Within 179 Days	1,765.3
After 180 Days but Within 365 Days	1,422.6
After 365 Days	541.2

Total Time Deposits	11,120.5

Other Deposits	—

Total Deposits (1)	11,120.5

(1)	Only principal.

Return on Equity and Assets

The following table presents certain selected financial information and ratios for the periods indicated.

	Fiscal Year Ended
	December 31,
	2011	2010	2009
	(in millions of Pesos, except percentages)
Net Income / (Loss)	1,106.9	408.9	229.3
Average Total Assets	41,635.7	29,118.4	24,685.3
Average Shareholders’ Equity	2,960.8	2,195.0	1,961.2
Shareholders’ Equity at End of the Period	3,551.6	2,469.5	2,052.5
Net Income as a Percentage of:
Average Total Assets	3.07	1.76	1.12
Average Shareholders’ Equity	37.39	18.63	11.69
Declared Cash Dividends	17.80	24.80	—
Dividend Payout Ratio	1.61	6.07	—
Average Shareholders’ Equity as a Percentage of Average Total Assets	7.11	7.54	7.94
Shareholders’ Equity at the End of the Period as a Percentage of Average Total Assets	8.53	8.48	8.31

Short-term Borrowings

Our short-term borrowings include all of our borrowings (including repurchase agreement transactions, debt securities and notes) with a contractual maturity of less than one year, owed to foreign or domestic financial institutions or holders of notes.

	As of December 31,
	2011	2010	2009
	(in millions of Pesos)
Short-Term Borrowings
Other Banks and International Entities
Credit Lines from Domestic Banks	216.0	155.4	86.9
Credit Lines from Foreign Banks	1,142.3	409.0	180.0
Repurchases with Domestic Banks	—	359.1	278.1
Notes	227.4	155.4	125.8

Total	1,585.7	1,078.9	670.8

As of the end of fiscal year 2011, our short-term borrowings consisted mainly of credit lines from foreign banks.

Banco Galicia also borrows funds under different credit arrangements from local and foreign banks and international lending agencies as follows:

	As of December 31,
	2011	2010	2009
	(in millions of Pesos)
Banks and International Entities
Contractual Short-term Liabilities
Other Lines from Foreign Banks	1,142.3	409.0	180.0
Total Short-term Liabilities	1,142.3	409.0	180.0

Total Banks and International Entities	1,142.3	409.0	180.0

Domestic and Financial Institutions
Contractual Short-term Liabilities:
Other Lines from Credit from Domestic Banks	216.0	155.4	86.9
Total Short-term Liabilities	216.0	155.4	86.9

Total Domestic and Financial Institutions	216.0	155.4	86.9

Total	564.4	564.4	266.9

The outstanding amounts and the terms corresponding to the outstanding notes as of the dates indicated below are as follows:

	As of December 31,
	Maturity	Annual Interest Rate	2011	2010	2009
(in millions of Pesos)
Notes(*)

Tarjeta Naranja Class XIV Series I (Quarterly interest, principal payable at maturity)	2012	13.50%	20.0	—	—
Tarjeta Naranja Class XV (Quarterly interest, principal payable at maturity)	2012	Badlar + 375 b.p.	61.6	—	—
Tarjetas Cuyanas Class IV (Quarterly interest, principal payable at maturity)	2012	Badlar + 285 b.p.	48.3	—	—
Tarjetas Cuyanas Class V Series I (Quarterly interest, principal payable at maturity)	2012	14.00%	12.8	—	—
CFA Class V Series I (Quarterly interest, principal payable at maturity)	2012	Badlar + 325 b.p.	84.6	—	—
Tarjeta Naranja Class X (Quarterly interest, principal payable at maturity)	2011	Badlar + 275 b.p.	—	48.2	—
Tarjeta Naranja Class XI (Quarterly interest, principal payable at maturity)	2011	Badlar + 295 b.p.	—	40.9	—
Tarjetas Cuyanas Series I (Quarterly interest, principal payable at maturity)	2011	Badlar + 300 b.p.	—	28.8	—
Tarjetas Cuyanas Class II (Quarterly interest, principal payable at maturity)	2011	13.50%	—	37.5	—
Grupo Financiero Galicia Series I (Discounted base, principal payable at maturity)	2010	—	—	—	125.8

Total			227.4	155.4	125.8

(*)	Only principal.

The following table shows for our significant short-term borrowings for the fiscal years ended December 31, 2011, 2010 and 2009:

•	the weighted-average interest rate at year-end,

•	the maximum balance recorded at the monthly closing dates of the periods,

•	the average balances for each period, and

•	the weighted-average interest rate for each period.

	As of December 31,
	2011		2010		2009
	(in millions of Pesos, except percentages)
Credit Lines from Domestic Banks
Weighted-average Interest Rate at End of Period		19.8%		16.1%		10.9%
Maximum Balance Recorded at the Monthly Closing Dates	Ps.	271.9	Ps.	343.0	Ps.	86.9
Average Balances for Each Period	Ps.	218.0	Ps.	150.7	Ps.	45.6
Weighted-average Interest Rate for the Period		16.8%		11.0%		12.2%
Credit Lines from Foreign Banks
Weighted-average Interest Rate at End of Period		1.5%		1.4%		2.5%
Maximum Balance Recorded at the Monthly Closing Dates	Ps.	1,142.3	Ps.	409.0	Ps.	257.2
Average Balances for Each Period	Ps.	595.5	Ps.	266.8	Ps.	153.1
Weighted-average Interest Rate for the Period		1.3%		1.9%		5.1%
Repurchases with Domestic Banks
Weighted-average Interest Rate at End of Period		—%		10.4%		9.8%
Maximum Balance Recorded at the Monthly Closing Dates	Ps.	139.4	Ps.	359.1	Ps.	278.1
Average Balances for Each Period	Ps.	54.8	Ps.	39.3	Ps.	25.9
Weighted-average Interest Rate for the Period		10.4%		9.8%		9.6%
Notes
Weighted-average Interest Rate at End of Period		22.0%		13.6%		—%
Maximum Balance Recorded at the Monthly Closing Dates	Ps.	227.4	Ps.	176.8	Ps.	247.7
Average Balances for Each Period	Ps.	161.9	Ps.	69.3	Ps.	139.8
Weighted-average Interest Rate for the Period		16.8%		9.0%		5.5%

Regulatory Capital

Grupo Financiero Galicia

The capital adequacy of Grupo Financiero Galicia is not under the supervision of the Argentine Central Bank. Grupo Financiero Galicia has to comply with the minimum capital requirement established by Law No. 19,550, as amended (Ley de Sociedades Comerciales, the “Corporations’ Law”), which is required to be Ps.0.012 million.

Banco Galicia

Banco Galicia is subject to the capital adequacy rules of the Argentine Central Bank. Banks have to comply with capital requirements both on an individual basis and on a consolidated basis with their significant subsidiaries. For the purposes of Argentine Central Bank capital adequacy rules, Banco Galicia’s significant subsidiaries that it is consolidated with are Tarjetas Regionales (consolidated) and CFA. Through its Communiqués “A” 3959 and “A” 3986, respectively, the Argentine Central Bank established a new capital adequacy rule effective as of January 1, 2004. The new capital adequacy rule is based on the Basel Committee methodology, similar to the previous rule, and establishes the minimum capital a financial institution is required to maintain in order to cover the different risks inherent in its business activity and thus incorporated into its assets. Such risks include mainly: credit risk, generated both by exposure to the private sector and to the public sector; market risk, generated by foreign-currency, securities and CER positions; and interest-rate risk, generated by the mismatches between assets and liabilities in terms of interest rate repricing. The minimum capital requirement stated by the new rule is 8% of an entity’s risk-weighted assets, with a 100% risk weighting for public-sector assets (within the previous rule, this risk-weighting was 0%) and private-sector assets; with said requirement being lower depending on the existence of certain guarantees in the case of private-sector assets and for certain liquid assets.

After the end of fiscal year 2011, the Argentine Central Bank established an additional capital requirement to cover operational risks, beginning on February 1, 2012. Said additional requirement is equivalent to 15% of the annual average of financial income and net income from services from the 36 months prior to the date of calculation, excluding certain items considered extraordinary or not strictly related to operational risk. The regulation also established a schedule to fulfill with this additional requirement, which reaches 100% in December 2012.

The Argentine Central Bank also established new requirements regarding dividend distribution. The excess of computable capital over the minimum requirement was increased from 30% to 75%, including 100% of the above mentioned requirement for operational risk.

The table below shows information on Banco Galicia’s consolidated computable regulatory capital, or RPC or adjusted shareholders’ equity, and minimum capital requirements as of the dates indicated.

	As of December 31,
	2011	2010	2009
	(in millions of Pesos, except percentages)
Shareholders’ Equity	3,602.8	2,595.7	2,126.5

Argentine Central Bank Minimum Capital Requirements (1)
Allocated to Financial Assets	2,504.2	1,618.4	1,064.1
Allocated to Fixed Assets, Intangible and Unquoted Equity Investments	208.7	165.2	168.7
Allocated to Market Risk	41.0	5.8	14.3
Allocated to Interest-Rate Risk	10.1	70.1	20.7
Lending to the Non-Financial Public Sector	96.5	147.6	343.7

Total (A)	2,860.5	2,007.1	1,611.5

Computable Regulatory Capital Calculated Under Argentine Banking GAAP
Core Capital	2,827.3	2,192.4	1,991.2
Supplemental Capital	1,976.0	1,333.3	1,070.2
Deductions
Investments in Financial Entities	(53.1)	(2.0)	(1.9)
Organization Expenses	(643.7)	(394.6)	(274.9)
Goodwill Recorded from June 30, 1997	—	(11.5)	(17.5)
Negative Goodwill CFA	343.8	467.2	—
Real Estate Properties for Banco Galicia’s Own Use and Miscellaneous, for which No Title Deed has been Made	(3.5)	(2.6)	(8.4)
Other	(23.7)	(8.2)	(9.9)

Total	(380.2)	48.3	(312.6)

Additional Capital—Market Variation	(7.0)	19.9	40.4

Total (B)	4,416.1	3,593.9	2,789.2

Excess Capital
Excess Over Required Capital (B)-(A)	1,555.6	1,586.8	1,177.7
Excess Over Required Capital as a % of Required Capital	54.38	79.06	73.08

Total Capital Ratio	12.63	15.19	14.35

(1)	In accordance with Argentine Central Bank rules applicable at each date.

As of December 31, 2011, Banco Galicia’s computable capital amounted to Ps.4,416.1 million, exceeding the minimum capital requirement by Ps.1,555.6 million pursuant to the regulations provided for by the Argentine Central Bank effective at that date. This excess amount was similar to the excess amount as of December 31, 2010, but with increases of Ps.853.4 million in the minimum capital requirement and Ps.822.2 million in computable capital.

The Ps.853.4 million increase in the minimum capital requirement, compared with December 31, 2010, was mainly attributable to an increased requirement of Ps.838.4 million related to private sector financing due to the growth of this portfolio’s balances.

The Ps.822.2 million increase in computable capital, as compared to December 31, 2010, was mainly a consequence of: i) an increase of Ps.634.9 million in core capital, primarily due to the result recorded in the previous fiscal year; ii) an increase of Ps.642.7 million in supplemental capital primarily due to fiscal year results; and iii) higher deductions equal to Ps.428.5 million stemming from an increase of Ps.249.1 million in organization and development expenses and from a lower negative goodwill balance of Ps.123.5 million resulting from the CFA purchase.

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

Compañía Financiera Argentina

Since CFA is a financial institution, its capital adequacy is subject to rules of the Argentine Central Bank, the same as Banco Galicia. In addition, as noted above, Banco Galicia has to comply with the Argentine Central Bank’s capital adequacy rules on a consolidated basis, which includes CFA.

Minimum Capital Requirements of Insurance Companies

The insurance companies controlled by Sudamericana must meet the minimum capital requirements set by General Resolution No. 31,134 of the National Insurance Superintendency. This resolution requires insurance companies to maintain a minimum capital level equivalent to the highest of the amounts calculated as follows:

(a)	By line of insurance: this method establishes a fixed amount by line of insurance. For life insurance companies, it is Ps.4 million, increasing to Ps.5 million for companies that offer pension-linked life insurance. For providers of retirement insurance that do not offer pension-linked annuities, the requirement is Ps.3 million (increasing to Ps.5 million for companies that offer pension-linked annuities). For companies that offer property insurance that includes damage coverage (excluding those related to vehicles) the requirement is Ps.1.5 million (increasing to Ps.8 million for companies that offer all property and casualty products).

(b)	By premiums and additional fees: to use this method, the company must calculate the sum of the premiums written and additional fees earned in the last 12 months. Based on the total, the company must calculate 16%. Finally, it must adjust the total by the ratio of net paid claims to gross paid claims for the last 36 months. This ratio must be at least 50%.

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

The minimum required capital must then be compared to computable capital, defined as shareholders’ equity less non-computable assets. Non-computable assets consist mainly of deferred charges, pending capital contributions, the proposal for profits distribution and excess investments in authorized instruments.

As of December 31, 2011, the computable capital of the companies controlled by Sudamericana exceeded the minimum requirement of Ps.92.6 million by Ps.8.9 million.

Sudamericana also holds Galicia Broker Asesores de Seguros S.A., a company dedicated to brokerage in different lines of insurance that is regulated by the guidelines of the Corporations’ Law, which provided for a minimum capital requirement of Ps.0.012 million.

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

Sudamericana’s insurance subsidiaries are regulated by the National Insurance Superintendency and Laws No. 17,418 and No. 20,091. Galicia Broker Asesores de Seguros S.A. is regulated by the National Insurance Superintendency, through Law No. 22,400.

The activity of the Regional Credit Card Companies and the credit card activities of Banco Galicia are regulated by Law No. 25,065, as amended, or the Credit Cards Law (“Ley de Tarjetas de Crédito”). Both the Argentine Central Bank and the National Undersecretary of Industry and Trade have issued regulations to, among other things, enforce public disclosure of companies’ pricing (fees and interest rates) in order to assure consumer awareness of such pricing. See “-Credit Cards Regulation”.

Net Investment and GV Mandataria are regulated by the Corporations’ Law, as previously noted, and are not regulated by any specific regulatory agency. Galicia Warrants is regulated by Law No. 9,643.

On January 6, 2002, the Argentine Congress enacted Law No. 25,561, or the Public Emergency Law, which together with various decrees and Argentine Central Bank rules, provided for the principal measures in order to deal with the 2001 and 2002 crisis, including Asymmetric Pesification, among others. The period of effectiveness of the Public Emergency Law was extended again until December 31, 2013.

Galval is located in Uruguay and is regulated by the local legal framework according to the following detail: Corporation’s Law No. 16,060, legal framework related to exchange markets issued by the Banco Central del Uruguay (B.C.U.), Law No. 15,921 -Zona Franca and Law No. 17,835 -Anti-money laundering.

Foreign Exchange Market

In late 2001 and early 2002, restrictions were imposed on access to the Argentine foreign exchange market and on capital movements, which were tightened by the middle of 2002. The Public Emergency Law granted the executive branch of the Argentine government the power to regulate the local foreign exchange market.

Since its creation this regime was subject to various modifications. Only the principal features currently in force are detailed below.

On June 9, 2005, the executive branch of the Argentine government issued Decree No. 616/05, which established certain major amendments to the rules for capital movements into and from Argentina:

(a)	Foreign exchange flows into and from the local foreign exchange market and all resident new debt transactions that may imply future foreign exchange payments to nonresidents must be registered with the Argentine Central Bank.

(b)	All new debt of the private sector with non-residents must be for a minimum term of 365 days, except for international trade financing and primary issuances of debt securities, if such securities’ public offering and listing on self-regulated markets in Argentina has been duly authorized.

(c)	All inflows of foreign exchange resulting from such indebtedness, with the exceptions mentioned in the previous item and those regulated by the Argentine Central Bank which are detailed below, and all inflows of foreign exchange by non-residents, excluding direct foreign investments and certain portfolio investments (subscriptions of primary issuances of debt and equity securities, which public offering and listing in self-regulated markets in Argentina has been duly authorized, and government securities acquired in the secondary market), must be kept in Argentina for a term of at least 365 days and will be subject to a 30% deposit requirement.

(d)	Such deposit requirement will be held in a local financial institution as an unremunerated, no-transferable Dollar-denominated time deposit maturing in at least 365 days; such funds will not be available as a guarantee for any kind of debt and, upon the deposit maturity date, such funds will become available within the country and, therefore, will be subject to the applicable restrictions on foreign exchange transfers abroad.

(e)	The 30% deposit is not required for, among other things, inflows of foreign currency resulting from:

(i)	loans in foreign currency granted to residents by local financial institutions;

(ii)	direct investment contributions in Argentina as capital contributions to local institutions, when the contributor owns, previously or as a result of such contributions 10% or more of the company’s capital or votes, subject to the compliance with certain requirements;

(iii)	sales of ownership interests in local entities to direct investors, subject to the filing of certain documentation;

(iv)	to be applied to real estate acquisitions;

(v)	an indebtedness with multilateral and bilateral credit agencies either directly or through their related agencies, in so far as such funds pertain to transactions conducted in full compliance with their purposes; however, when such inflows are related to the integration (or acquisition) of securities issued by financial trusts, it is necessary to comply with other requirements to avoid the 30 % deposit;

(vi)	other foreign indebtedness of the local non-financial private sector, with an average life of no less than two years (including principal and interest), the proceeds of which will be applied to the acquisition of non-financial investments (as defined by the Argentine Central Bank);

(vii)	other foreign indebtedness with no resident creditor of the financial sector and of the private, non-financial sector, to extent the proceeds from the foreign exchange settlement are simultaneously applied, net of taxes an expenses to (i) the acquisition of foreign currency to repay external debts service and/or (ii) the formation of long-term off-shore assets;

(viii)	that will be utilized within 10 business days from their liquidation in the local foreign exchange market for purposes listed as “current transactions within the international accounts” (as defined by the Argentine Central Bank), among others, within such purposes are the payment by non-Argentine residents of certain local taxes; or

(ix)	resulting from the sale of foreign assets of residents in order to subscribe to primary issuances of public debt issued by the Argentine government; and

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

In addition, currently, access to the local foreign exchange market by non-residents (both individuals and entities) to transfer funds abroad is permitted:

(a)	With no limit in the case of: (i) proceeds from the principal amortization of government debt securities and guarantee loans in local currency; (ii) recoveries from local bankruptcies; (iii) proceeds from the sale of direct investments (as it is defined by the Argentine Central Bank) in the non-financial private sector in Argentina if they were made with foreign currency that entered the local foreign exchange market no less than 365 days before (additionally, and in connection with the investments made as from October 28, 2011, the inflow of the investment to the local foreign exchange market must be supported); and (iv) certain other specific cases.

(b)	With a US$500,000 monthly limit in the case of the aggregate proceeds of the sale of portfolio investments made with foreign currency that entered the local foreign exchange market no less than 365 days before.

Access to the local foreign exchange market by residents (both individuals and entities) to make real estate investment abroad, contributions pertaining to direct investment or portfolio investments abroad or buy foreign currency bills or traveler checks is allowed subject to compliance with certain formal requirements and the observation of the following limits:

•

First Limit: The Federal Tax Administration’s approval through a Consultation System of Foreign Exchange Transactions (the “System”) provided to the entities authorized to operate in foreign exchange. The objective of the System is to verify that the amounts of foreign currency to be sold correspond to the information held by Federal Tax Administration in its databases. Nevertheless, the Federal Tax Administration did not define which the backup information of the System is.

•

Second Limit: The annual maximum amount that must be calculated (according to the rules established by the Argentine Central Bank) when the amount acquired during the calendar year is over the equivalent of US$250.000.

•

Third Limit: Additionally, and despite the annual maximum amount calculated in accordance to the rules established by the Argentine Central Bank (according to the second limit), the amount purchased must not exceed US$2,000,000 per month in all the entities authorized to operate in foreign exchange.

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

Compensation to Financial Institutions

For the Asymmetric Pesification and its Consequences

Decree No. 214/02 provided for compensation to financial institutions, for:

•

the losses caused by the mandatory conversion into Pesos of certain liabilities at the Ps.1.4 per US$1.0 exchange rate, which exchange rate was greater than the Ps.1.0 per US$1.0 exchange rate established for the conversion into Pesos of certain Dollar-denominated assets. This was to be achieved through the delivery of a Peso-denominated Compensatory Bond issued by the Argentine government.

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

For Differences Related to Amparo Claims

As a result of the provisions of Decree No. 1,570/01, the Public Emergency Law, Decree No. 214/02 and concurrent regulations, and as a result of the restrictions on cash withdrawals and of the issuance of measures that established the pesification and restructuring of foreign-currency deposits, since December 2001, a significant number of claims have been filed against the Argentine government and/or financial institutions, formally challenging the emergency regulations and requesting prompt payment of deposits in their original currency. Most lower and upper courts have declared the emergency regulations unconstitutional.

Through Communiqué “A” 3916, dated April 3, 2003, the Argentine Central Bank allowed for the recording of an intangible asset on account of the difference between the amount paid by financial institutions pursuant to legal actions, and the amount resulting from the conversion into Pesos of the balance of the Dollar deposits reimbursed, at the exchange rate of 1.4 Pesos per Dollar (adjusted by the CER plus accrued interest as of the payment date). In addition, it established that the corresponding amount must be amortized in 60 monthly equal and consecutive installments beginning in April 2003.

On November 17, 2005, through Communiqué “A” 4439, the Argentine Central Bank established that, beginning in December 2005, financial institutions having provided, as from that date, new commercial loans with an average life of more than two years could defer the losses related to the amortization of amparo claims. The maximum deferrable amount was 10% of a financial institution’s RPC or 50% of the new commercial loans. Likewise, financial institutions were not able to reduce the remainder of their commercial loan portfolio. This methodology was applied until December 2008, when the balances recorded as of that date began to be amortized in up to 36 monthly equal and consecutive installments.

With respect to judicial deposits that have been subject to pesification, the Argentine Central Bank established that, beginning in July 2007, financial institutions must establish a provision in an amount equal to the difference that results from comparing such deposits’ balances at each month’s end, considered in their original currency, and the corresponding Peso balances actually recorded on the books. Such provision, established as of December 31, 2011 and charged to income, amounted to Ps.2.0 million.

During fiscal year 2010, Banco Galicia amortized the total remaining balance of the deferred losses from amparo claims for Ps.281.0 million. During fiscal year 2009, Banco Galicia recorded losses of Ps.109.3 million in connection with amparo claims.

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

General

Since 1977, banking activities in Argentina have been regulated by the Financial Institutions Law, which places the supervision and control of the Argentine banking system in the hands of the autonomous Argentine Central Bank. The Argentine Central Bank enforces the Financial Institution’s Law and grants authorization to banks to operate in Argentina. The Financial Institutions Law confers numerous powers to the Argentine Central Bank, including the ability to grant and revoke bank licenses, authorize the establishment of branches of Argentine banks outside of Argentina, approve bank mergers, capital increases and certain transfers of stock, set minimum capital, liquidity and solvency requirements and lending limits, grant certain credit facilities to financial institutions in cases of temporary liquidity problems and promulgate other regulations that further the intent of the Financial Institutions Law. The Argentine Central Bank has vested the Superintendency with most of the Argentine Central Bank’s supervisory powers. In this section, unless otherwise stated, references to the Argentine Central Bank should be understood to be references to the Argentine Central Bank acting through the Superintendency. The Financial Institutions Law grants to the Argentine Central Bank broad access to the accounting systems, books, correspondence, and other documents belonging to banking institutions. The Argentine Central Bank regulates the supply of credit and monitors the liquidity of, and generally supervises the operation of, the Argentine banking system.

Current regulations equally regulate Argentine and foreign owned banks.

Principal Regulatory Changes since 2002

On January 6, 2002, the Argentine government enacted the Emergency Law (Ley de Emergencia) to address the 2001-2002 economic crisis. The principal measures taken by the Argentine government during 2002, both through the enactment of the Emergency Law and a series of decrees and other regulations, include the following: (i) the ratification of the suspension of payments on most of the public debt, with the exception of debts owed to multilateral lending agencies; (ii) the repeal of sections of the Convertibility Law (Ley de Convertibilidad) that established, since 1991, a 1 to 1 parity between the Peso and the Dollar, the devaluation of the Peso, and the establishment of an exchange rate fluctuation regime, which resulted in an increase in the value of the Peso against the Dollar of around 240% during 2002; (iii) the amplification of exchange controls and restrictions on transfers abroad; (iv) the ratification and extension of the restrictions on cash withdrawals from bank deposits that were established in December 2001 (the “corralito”), and later lifted in December 2002; (v) Asymmetric Pesification, the specific details of which are as follows: (a) the Dollar-denominated debts of individuals and companies with financial institutions were converted into debt denominated in Pesos at an exchange rate of Ps.1.00 per US$1.00 (1:1), (b) Dollar-denominated public sector debt to the financial sector were converted into Peso-denominated debt instruments at an exchange rate of Ps.1.40 per US$1.00 (1.40:1), and (c) the Dollar-denominated bank deposits were converted into Peso-denominated bank deposits at an exchange rate of Ps.1.40 per US$1.00 (1.40:1), while foreign regulated public sector debt held by banks and companies remained Dollar-denominated; (vi) the modification of the return on assets and cost of liabilities pesified at the rate of Ps.1.40 per US$1.00 through the establishment of maximum and minimum interest rates and capital adjustments in accordance with retail price or wage change indices; (vii) the extension of the maturities of Peso-denominated time deposits and deposits originally denominated in Dollars, above a certain amount, which established a payment schedule with maturities in 2003 or 2005, depending on whether the deposits were originally made in Pesos or Dollars (the “corralón”); (viii) the voluntary exchange of corralito or corralón deposits for Argentine government bonds (through Decree No. 739/03, dated April 1, 2003, the corralón was eliminated); (ix) the amendment of the charter of the Argentine Central Bank (see “-General” above); and (x) the compensation to financial institutions, through bonds issued by the Argentine government for the losses caused by Asymmetric Pesification. The executive branch of the Argentine government and the Argentine Central Bank have provided a set of rules for determining the amount of compensation for losses related to Asymmetric Pesification, although certain financial entities claim that the compensation established by such rules is not adequate to cover the losses that they have experienced.

The Argentine Congress recently extended the validity of the Emergency Law until December 31, 2013.

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

After the end of fiscal year 2011, the Argentine Central Bank established an additional capital requirement to cover operational risks, beginning on February 1, 2012. Said additional requirement is equivalent to 15% of the annual average of financial income and net income from services from the 36 months prior to the date of calculation, excluding certain items considered extraordinary or not strictly related to operational risk. The regulation also established a schedule to fulfill with this additional requirement, which reaches 100% in December 2012.

Legal Reserve

The Argentine Central Bank requires that every year banks allocate to a legal reserve 20% of their net profits. Such reserve may only be used during periods of bank losses and after using up every allowance and other reserves. Distribution of dividends will not be allowed if the legal reserve has been impaired. See Item 8. “Financial Information-Dividend Policy and Dividends”.

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

Computable Regulatory Capital

Pursuant to the Argentine Central Bank’s regulations, a bank’s RPC is calculated as: (a) the minimum core capital, including capital contributions, capital adjustments, reserves, irrevocable capital contributions pending capitalization, unassigned unaudited results (of past fiscal years) and, as of October 1, 2006, long-term debt securities complying with certain prerequisites (including a maturity not exceeding 30 years and that the amounts payable thereunder do not exceed the bank’s net accounting revenue and should provide for non-cumulative defaults so as to allow payments to be deferred and paid at the stated maturity in a lump sum), so long as they do not exceed the predetermined percentage of net worth (generally 30% with periodic reductions until reaching the international standard of 15% on January 1, 2013); plus (b) the supplementary capital, which may not exceed the minimum core capital and includes (i) with respect to results of past fiscal years: 100% of the results (plus or minus depending on whether they are positive or negative) registered on the latest audited quarterly financials, in the event the yearly financials are not audited; (ii) for the current fiscal year, the entire results (plus or minus depending on whether they are positive or negative) registered at the close of the fiscal year once the results are audited; (iii) 50% of the net income and 100% of the losses from the latest available audited quarterly or yearly statements; (iv) 50% of the reserves required by the Argentine Central Bank for “normal situation” loans; (v) subordinated-debt not exceeding 50% of the minimum core capital with a 5 year maturity minimum, and as of October 1, 2006, including debt instruments that comply with the prerequisites to be considered minimum core capital and that exceed the limits set forth in the above clause, debt instruments with a residual term equal to or shorter than 10 years and those that set forth non-cumulative defaults (the limit for such calculations is set at 50% of the minimum core capital), and (vi) breakdowns not included in financial statements or the corresponding auditors report and the accounts payable or collectable of the net worth accounts with unrealized valuation differences; minus (c) the sum of (i) participation in other financial entities, (ii) securities deposited with custodians that are not registered, (iii) securities issued by foreign countries with ratings under the Argentine government’s rating, (iv) demand securities placed with foreign financial institutions with ratings below “investment grade,” (v) unregistered ownership over real property, (vi) goodwill, (vii) incorporation and development expenses and (viii) provisioning deficiencies as determined by the Superintendency.

Financial institutions must comply with capital adequacy requirements both on an individual and consolidated basis.

Capital Adequacy Requirements

See “-Selected Statistical Information-Regulatory Capital”.

Capitalization of Debt Instruments

Through Communiqué “A” 5282, dated February 15, 2012, the Argentine Central Bank modified Item 8.3 “Capital Contributions” of “Chapter VI. Minimum Capital of Financial Institutions- Section 8. Computable Equity” of its LISOL rule. According to such Communiqué, capital contributions made for the purposes of all regulations related to capital, capital calculations and capital increases must be completed in cash. Subject to the prior authorization by the Superintendency, the following instruments are allowed as capital contributions: (i) securities issued by the Argentine government, (ii) debt instruments issued by the Argentine Central Bank, and (iii) a financial institution’s deposits and other liabilities resulting from financial brokerage, including subordinated obligations. In cases (i) and (ii), the contributions must be recorded at market value. It is understood that an instrument has a market value when it has regular quotations in stock markets and regulated local and foreign markets. In case (iii), contributions must be recorded at market value, as defined in the previous sentence or, in the case of financial institutions that publicly offer their stock, at the price determined by the regulatory authority.

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

The Argentine Central Bank modifies from time to time the percentages of the minimum cash requirements depending on monetary policy considerations. Compliance with the minimum cash requirements must be accomplished with certain assets (see below), in the same currency as the deposit that triggers such requirement. Compliance with the minimum cash requirements is determined in averages, for monthly periods. Through Communiqué “A” 3486, dated March 22, 2002, and Communiqué “A” 3528, dated March 25, 2002, the Argentine Central Bank established that foreign currency denominated deposits lending capacity must only be applied to Dollar-denominated international trade financing, interbank loans and Lebac, and that any such lending capacity not applied to the aforementioned purposes will constitute a greater cash minimum requirement in Pesos, for the same amount. Subsequently, other purposes were added, allowing for the financing of activities that do not directly generate cash flows in foreign currency, such as the granting of loans to finance the importing of capital goods to be used to increase the production for the local market.

Pursuant to Communiqué “A” 4449, dated December 2, 2005, the Argentine Central Bank established that, effective December 2005, the minimum cash requirement in Pesos is to be applied over the monthly average of the daily balances of the obligations comprised, except for the period from December to February of the following year, for which the quarterly average was used.

At the end of fiscal year 2011, the percentages of minimum cash requirements applicable in accordance with Argentine Central Bank rules, were as follows:

•	Demand deposits:

•	Peso-denominated current accounts and savings accounts: 19%.

•	Dollar-denominated savings accounts: 20%.

•	Time deposits (by remaining maturity):

•	Peso-denominated: up to 29 days: 14%; from 30 to 59 days: 11%; from 60 to 89 days: 7%; from 90 to 179 days: 2%; from 180 to 365 days: 0%.

•	Dollar-denominated: up to 29 days: 20%; from 30 to 59 days: 15%; from 60 to 89 days: 10%; from 90 to 179 days: 5%; from 180 to 365 days: 2%; and more than 365 days: 0%.

The assets computable for compliance with this requirement are the technical cash, which includes cash (bills and coins in vaults, in ATMs and branches, and in transportation and in armored truck companies, the balances of the Peso- and Dollar-denominated accounts at the Argentine Central Bank and that of the escrow accounts held at the Argentine Central Bank in favor of clearing houses.

As of December 31, 2011, Banco Galicia was in compliance with its legal reserve requirements, and has continued to be up to the date of this annual report.

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

With regards to the assistance to non-financial public sector, Communiqué “A” 3911, dated March 28, 2003, established certain limits, effective as from April 1, 2003. These limits do not include the bank’s current exposure as of March 31, 2003 or bonds received as compensation pursuant to Decree No 905/02 or to be received pursuant to other rules, nor the extension of amortization payments. The same treatment is given to bonds issued pursuant to the conditions established by Decree 1,735/04 (through which the debt exchange offer was made official), received as part of the Argentine debt restructuring, in exchange for preexisting eligible securities as of March 31, 2003. Global exposure to the public sector (national, provincial and municipal public sector) shall not be higher than 75% of an institution’s adjusted shareholders’ equity. Additionally, section 12 of the aforementioned Communiqué establishes that, since January 2006, the average financial assistance to non-financial public sector, in the aggregate, shall not be higher than 40% of the bank’s total assets as of the end of the previous month. Later, through Communiqué “A” 4546, this limit was reduced to 35%, to be effective as from July 1, 2007 to present.

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

However, a bank may grant additional financial assistance to such related parties up to the following limits:

•	Financial institutions rated 1, 2 or 3, subject to consolidation with the lender or the borrower:

•	If the affiliate is a financial institution rated 1, the amount of total financial exposure can reach 100% of a bank’s RPC, and 50% for additional financial assistance.

•	If the receiving affiliate financial institution is rated 2, the amount of total financial exposure can reach 20% and an additional 105% can be included.

•	If the affiliate is a financial institution rated 3, the amount of total financial exposure can reach 10%, and additional financial assistance can reach 40%.

•	Financial institutions not subject to consolidation with the lender or the borrower: 10%

•	Domestic companies with complementary services associated with brokerage of shares, financial brokerage in leasing and factoring operations, and temporary acquisition of shares in companies to facilitate their development in order to sell such shares afterwards.

•	Controlling company rated 1: General assistance: 100%

•	Controlling company rated 2: General assistance 10% / Additional assistance 90%

•	Domestic companies with complementary services related to the issuance of credit cards, debit cards or other cards:

•	Controlling company rated 1: General assistance: 100% / Additional assistance 50%

•	Controlling company rated 2: General assistance 20% / Additional assistance 105%

•	Controlling company rated 3: General assistance 10% / Additional assistance 40%

•	Domestic companies with complementary services, not subject to consolidation with the lender or the borrower : 10%

•	Foreign financial entities:

•	Investment grade: 10%

•	No Investment grade: Unsecured 5%; Secured10%

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

Valuation of Public Sector Assets

Since March 1, 2011, the Argentine Central Bank amended the valuation criterion applicable to holdings of public sector debt according to the probable allocation of the assets:

(a)	Fair market value: the difference between the corresponding market price of the debt instruments (market value or present value), and the net book value of the offset account; it is applicable to debt instruments included in the list of volatilities or present values published by the Argentine Central Bank.

(b)	Cost plus yield: the debt instruments not included in the list mentioned in a) above, are registered at incorporation value increased on an exponential basis according to their internal rate of return (“IRR”).

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

Deposit Insurance System

In 1995, Law No. 24,485 and Decree No. 540/95, as amended, created a deposit insurance system for bank deposits and delegated to the Argentine Central Bank the organization and start-up of the deposit insurance system. The deposit insurance system was implemented through the creation of a fund named Fondo de Garantía de los Depósitos (“FGD”), which is administered by Seguros de Depósitos S.A. (“Sedesa”). The shareholders of Sedesa are the Argentine government, through the Argentine Central Bank, which holds at least one share, and a trust constituted by the financial institutions which participate in the fund. The Argentine Central Bank establishes the extent of participation by each institution in proportion to the resources contributed by each such institution to the FGD. Banks must contribute to the FGD on a monthly basis in an amount that is currently equal to 0.015% of the monthly average of daily balances of a financial institution’s deposits (both Pesos and foreign currency denominated). The deposit insurance system covers all Peso and foreign currency deposits held in demand deposit accounts, savings accounts and time deposits for an amount up to Ps.30,000. Deposits made after July 1, 1995, with an interest rate 200 b.p. above the interest rate quoted by Banco Nación for deposits with equivalent maturities are not covered by this system. The guarantee provided by the deposit insurance system must be made effective within 30 days from the revocation of the license of a financial institution, subject to the outcome of the exercise by depositors of their priority rights described under “-Priority Rights of Depositors” below. The Argentine Central Bank may modify, at any time, and with general scope, the amount of the mandatory deposit guarantee insurance. As from January 2011, the Argentine Central Bank decided to increase the limit of the deposit insurance to Ps.120,000.

Decree No. 1,292/96, enhanced Sedesa’s functions to allow it to provide equity capital or make loans to Argentine financial institutions experiencing difficulties and to institutions that buy such financial institutions or their deposits. As a result of such decree, Sedesa has the flexibility to intervene in the restructuring of a financial institution experiencing difficulties prior to bankruptcy.

Priority Rights of Depositors

According to section 49 e) of the Financial Institutions Law, in the event of a judicial liquidation or the bankruptcy of a financial entity, the holders of deposits in Pesos and foreign currency benefit from a general priority right to obtain repayment of their deposits up to the amount set forth below, with priority over all other creditors, with the exception of the following: (i) credits secured by a mortgage or pledge, (ii) rediscounts and overdrafts granted to financial entities by the Argentine Central Bank, according to section 17 subsections b), c) and f) of the Argentine Central Bank Charter, (iii) credits granted by the Banking Liquidity Fund created by Decree No. 32 of December 26, 2001, secured by a mortgage and pledge and (iv) certain labor credits, including accrued interest until their total cancellation.

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

Financial Institutions with Economic Difficulties

The Financial Institutions Law establishes that financial institutions, including commercial banks such as Banco Galicia, which evidence a deficiency in their cash reserves, have not complied with certain required technical standards, including minimum capital requirements, or whose solvency or liquidity is deemed to be impaired by the Argentine Central Bank must submit a restructuring plan to the Argentine Central Bank. Such restructuring plan must be presented to the Argentine Central Bank on the date specified by the Argentine Central Bank, which should not be later than 30 calendar days from the date on which the request is made by the Argentine Central Bank. In order to facilitate the implementation of a restructuring plan, the Argentine Central Bank is authorized to provide a temporary exemption from compliance with technical regulations and/or the payment of charges and fines that arise from such non-compliance.

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

Furthermore, any actions authorized, commissioned or decided by the Argentine Central Bank under section 35 bis of the Financial Institutions Law, involving the transfer of assets and liabilities, or complementing it, or necessary to execute the restructuring of a financial institution, as well as those related to the reduction, increase and sale of equity, are not subject to any court authorization and cannot be deemed inefficient in respect of the creditors of the financial institution which was the owner of the excluded assets, even though its insolvency preceded any of such actions.

Dissolution and Liquidation of Financial Institutions

The Argentine Central Bank must be notified of any decision to dissolve a financial institution pursuant to the Financial Institutions Law. The Argentine Central Bank, in turn, must then notify a court of competent jurisdiction which will determine who will liquidate the entity (the corporate authorities or an appointed, independent liquidator). This determination is based on whether or not sufficient assurances exist regarding the ability of such corporate authorities to carry out the liquidation properly.

Pursuant to the Financial Institutions Law, the Argentine Central Bank no longer acts as liquidator of financial institutions. However, when a restructuring plan has failed or is not considered viable, local and regulatory violations exist, or substantial changes have occurred in the financial institution’s condition since the original authorization was granted, the Argentine Central Bank may decide to revoke the license of the financial institution to operate as such. In this case, the law allows judicial or extrajudicial liquidation as in the case of voluntary liquidation described in the preceding paragraph.

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

Concealment and Laundering of Assets of a Criminal Origin

Law No. 25,246 (as amended last by Law No. 26,683 in July 2011) incorporates money laundering as a crime under the Argentine Criminal Code. Additionally, with the goal of preventing money laundering, the UIF was created under the jurisdiction of the Argentine Ministry of Justice, Security and Human Rights. The main consequence of such modification is that money laundering is now classified as a separate offense.

The new legislation removes “which did not participate” from the previous crime figure, thus now penalizing “self-laundering.” Also, it eliminates the need for the goods to originate from a crime, as it is now sufficient that goods emanate from a criminal offense.

The new standard falls under Article 303 of the Argentine Penal Code in the chapter titled “Crimes against economic and financial order.”

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

In addition, regulations establish that: (a) within the framework of a review of reported suspicious activity, the person that is required by the UIF to provide information may not withhold it claiming such information is a banking, stock market or professional secret nor because it is legally or contractually confidential; (b) if after having completed its analysis of the reported activity, the UIF has found sufficient elements to suspect that the activity is a money laundering operation pursuant to the law, then the UIF shall notify the Public Ministry in order to determine if a criminal prosecution should begin; and (c) those persons who have acted for their spouse, any relative that is related by blood up to the fourth degree or by marriage up to the second degree or a close friend or a person to whom they owe special gratitude, shall be exempted from criminal responsibility.

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

The law lists the parties that are obligated to report to the UIF; which include, among others: financial institutions, agents and stock companies, insurance companies, notary publics and those registered professionals whose activities are governed by the Consejo de Profesionales de Ciencias Económica (Economic Sciences Professional Council), companies that receive donations or capital contribution for over Ps.50.000 and companies that organize and regulate professional sport events.

Banco Galicia formed the “Committee for the Control and Prevention of Money Laundering”, the name of which was changed in 2005 to the “Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities”, which is in charge of establishing the general guidelines for Banco Galicia’s strategy to control and prevent money laundering and the financing of terrorism. For more information, see “Item 6. Directors, Senior Management and Employees-Functions of the Board of Directors of Banco Galicia”. In addition, a unit specializing in this area was created, the Anti-Money Laundering Unit, which is responsible for the execution of the policies passed by the committee and for the monitoring of control systems and procedures in order to ensure that they are adequate. CFA also has a Committee for the Control and Prevention of Money Laundering.

The “guide for unusual or suspicious transactions within the scope of the financial and foreign exchange system” (passed by Resolution No. 121/2011 of the UIF) establishes the obligation to report, among others, the following investment related transactions: (a) investments related to purchases of government or corporate securities given in custody to the financial institution if such securities’ value appears to be inappropriate due to the type of business of the client; (b) deposits or “back to back” loan transactions with branches, subsidiaries or affiliates of the bank in places known to be “tax havens” or countries or territories considered by the Financial Action Task Force as non-cooperative, (c) client requests for investment management services (whether in foreign currency, shares or trusts) where the source of the funds is not clear or is not consistent with its business; (d) significant and unusual movements in custodial accounts; (e) frequent use by infrequent clients of special investment accounts whose owner is the financial entity; and (f) regular securities transactions, through purchases and sales on the same day and for identical volumes and nominal values, taking advantage of quotation differences, when such transactions are not consistent with the client’s profile and regular activity. Such reporting obligation generally consists of performing due diligence in order to get to know the client and to understand the corresponding transaction and also, if applicable, to report any irregular or suspicious activity to the UIF, pursuant to the terms and conditions established by the regulation applicable to such obligated party.

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

Overview

In the last three years, in order to increase our recurrent earnings generation capacity, we have undertaken to expand the volume of our business with the private sector. In previous years we had strengthen our balance sheet by consistently reducing Banco Galicia’s exposure to the public sector, as well as expensive liabilities.

We have increased our customer base and our fee based and financial intermediation activities with the private sector, strengthening our position as a leading domestic private-sector financial institution. In addition, our total deposits and loan origination increased, both at the level of Banco Galicia and at the level of the Regional Credit Card Companies, and since June 2010 also at the level of CFA.

We have increased our regulatory capital through the purchase of CFA and through internal origination. The increase in our overall level of activity, which led to the above-mentioned increase in the volume of our fee based business and financial intermediation with the private sector, has had a positive impact on our net financial income and on our net income from services. Loan loss provisions increased due to the seasoning of individuals’ loan portfolios, due to the incorporation of CFA’s loan portfolio since June 2010 and also due to the worsening of the economic condition.

During this period, we expanded our distribution network, with a related increase in personnel and a greater use of resources in general, as well as expenses for advertising and publicity. In addition, the administrative expenses reflect an inflationary environment and the adjustment of salaries that has taken place.

During the first half of 2009, the international financial crisis and certain domestic problems dampened domestic confidence and raised uncertainty regarding future economic policies. The uncertainty triggered a strong dollarization of portfolios, with a reduction of private sector Peso deposits, and, in turn, a deceleration in growth rates of the loans to the private sector and a deterioration of asset quality. The second half of 2009 showed a recovery of the world economy and of the local economy, which favorably impacted deposits and loan growth with an improvement in asset quality that extended throughout 2010 and 2011. In spite of the adverse international and local financial condition, Banco Galicia managed to expand its business with the private sector and to improve its income generation, while strengthening its financial condition, the coverage of its credit risks in a scenario of deterioration of asset quality, and the provisioning for other contingencies.

In summary, in recent years, our operating profitability was positively impacted by the growth of our business with the private sector, both the financial intermediation and fee-based businesses, in a still low credit risk environment, but within a context of growing inflation. Banco Galicia has finished with the amortization of amparo claims during 2010 and profitability increased during 2011. The current fiscal year will be more challenging as the world economy is still weak and there exist certain domestic problems such as a growing fiscal deficit and high levels of inflation, which could negatively impact the Argentine economy.

The Argentine Economy

Surging commodity prices in 2010 and the first half of 2011 propelled growth rates upward in Latin America. In 2010, a significant recovery in the agricultural sector took place, after the droughts during 2008 and 2009, which contributed extensively to the overall Argentine economic recovery during such year and the first half of 2011. The financial sector, in turn, benefited from this overall economic recovery, the favorable international economic climate and the relatively low level of domestic social unrest. A GDP of over 9% was achieved by the Argentine economy from 2009 to 2010. Within this favorable environment, the Argentine economy continued to grow at high rates in the first half of 2011, but began to experience a deceleration in growth as the global economy contracted in the latter half of the year.

According to the General Activity Index prepared by Orlando J. Ferreres y asociados’ Consulting Firm (IGA-OJF), the Argentine economy grew 5.8% in 2011, after growing 8.2% in the first quarter of 2011, reflecting a weakening in economic expansion. During 2011, the highest performing production sector of the Argentine economy was financial intermediation, with an accumulated expansion of 21.4%, followed by trade (with an 7.1% accumulated expansion) and manufacturing (with a 6.4% accumulated expansion).

The industrial sector, as measured by the Industrial Production Index prepared by the Fundación de Investigaciones Económicas Latinoamericanas (“IPI-FIEL”), experienced a 4.2% increase in 2011, showing signs of deceleration after an 8.6% increase in 2010. Among the highest performing sectors of the economy in 2011 were the automotive sector, with a 15.7% increase for the year, and the metallurgy sector, with a 10.4% increase for the year, in each case as compared to 2010. However, the Brazilian economy has been showing signs of deceleration during the second part of 2011, which could impact the performance of the automotive sector in 2012.

According to the INDEC, the unemployment rate for the fourth quarter of 2011 was 6.7% of the “economically active population” in Argentina, or the segment of the Argentine population that is employed, or unemployed and actively seeking employment. The unemployment rate remained low, remaining below the level it was at during 2010 (7.3%), reflecting the strong performance of the labor market.

In the monetary sphere, the main monetary aggregates increased strongly during 2011, above the economy nominal growth. By fiscal year-end, the monetary base recorded a 34.6% annual expansion, after having reached near 40% annual growth in June. The Ps.62,500 million growth is mainly due to an increased financing to the National Treasury that reached Ps.32,600 million, amounting to more than 50% of the monetary base total growth. Unlike other years, Lebac and Nobac (Argentine Central Bank bills and notes) transactions provided near Ps.15,000 million liquidity through the net settlement of such instruments. In contrast, the foreign exchange market intervention, which is the main source of growth over the last years, posted a Ps.13,300 million base increase, 80% of which was generated in December. This trend was also reflected in the performance of the private M2 (i.e. a money supply indicator that is an aggregate of all money in circulation and deposits in savings and current accounts, in pesos, that belong to the private sector), which grew by 30.7% in 2011 as compared to 2010. The total M2 (i.e., a money supply indicator that is an aggregate of all publicly held money in circulation plus public and private sector savings and current account deposits denominated in pesos) experienced an expansion of 28.9% in 2011 as compared to 2010.

Although interest rates in Argentina remained relatively stable throughout the first half of 2011, they began to increase slightly in July and continued to increase through the second half of the year. This trend can be explained by the strong growth in credit demand paired with a small growth in deposits (in line with an acceleration in capital outflows) and the consequent reduction of liquidity in the financial system.

The reference exchange rate established by the Argentine Central Bank increased from Ps.3.976 to Ps.4.303 per Dollar between December 31, 2010 and December 31, 2011 (equivalent to 8.2% depreciation), while the average exchange rate increased from Ps.3.913 per Dollar in 2010 to Ps.4.133 per Dollar in 2011.

The inflation rate recorded for 2011 was 9.5%, as measured by the consumer price index of the INDEC, reflecting a decrease in the inflation rate of 10.9% recorded for 2010. The wholesale price index increased 12.7% in 2011 when compared to 2010.

However, according to private sector estimates, consumer prices increased 21.2% in 2011. As was the case in 2010, food and beverage prices were the principal driver for inflation (with a 26.3% year-on-year increase), followed by recreation prices (with a 24% year-on-year increase).

In the fiscal area, there was an increase in tax revenues (including social security) of approximately 32.1% in 2011, representing a decrease as compared to the 34.4% increase observed in 2010. Growth in primary expenditures increased 31.3% in 2011. The Argentine public sector achieved a surplus of Ps.4,921 million in 2011, equivalent to 0.3% of GDP, lower than that observed in 2010.

The balance of payments on current account was slightly positive in 2011. Especially, in terms of GDP, it showed a sharp decline from 0.8% in 2010 to nearly 0.0% in 2011. The balance of trade posted a US$10,347 million surplus over the year, slightly below US$11,632 million posted the previous year.

Exports through December 2011 demonstrated a significant recovery, expanding 23.7% as compared to the previous year, which was mainly attributable to an increase of 16% in export prices. However, the recovery observed in exports was offset by an increase in imports by 30.8%.

During a year that included presidential elections and an increase in uncertainty in the global markets, the financial account of the balance of payments experienced an outflow of US$10,259 million during 2011 as compared to a net inflow of US$1,608 during 2010. As of December 31, 2011, the Argentine Central Bank’s international reserves amounted to US$46,376 million, US$5,814 million below the amount held as of December 31, 2010.

Furthermore, during 2011, the global recovery of the global economy showed signs of deceleration. While such slowdown reflects events that took place mainly in developed economies around the world, a continued slowdown of such economic recovery may adversely affect emerging markets such as Argentina.

The Argentine Financial System

The overall recovery of the Argentine economy in general had a positive impact on the Argentine financial system, resulting in an increase in the levels of private sector intermediation; however, these levels are still far from the levels reached by Argentina prior to the 2001-2002 Argentine economic crisis and those reached by neighboring countries such as Chile and Brazil.

The financial system’s total deposits grew 22.4% during 2011, reaching Ps.457,116 million as of December 31, 2011; deposits from the non-financial private sector increased 26.9% during 2011, amounting to Ps.324,308 million and public sector deposits were Ps.129,887 million as of that date, an increase of 12.1%, in each case as compared to December 31, 2010. Total deposits from the private sector, as of December 31, 2011, were comprised of transactional deposits in the amount of Ps.173,503 million, which represented an increase of 25.8%, as compared to December 31, 2010, and time deposits in the amount of Ps.137,953, which represented an increase of 28.6%, as compared to December 31, 2010. As of December 31, 2011, total deposits reached 24.4% of GDP.

Total loans to the private sector grew 46.8% from Ps.195,468 million as of December 31, 2010 to Ps.286,957 million as of December 31, 2011, with promissory notes amounting to Ps.63,996 million (up 44.6% year-to-date), personal loans amounting to Ps.58,513 million (up 46.3% year-to-date), cash advances in current accounts amounting to Ps.25,922 million (up 49.3% year-to-date), mortgage loans amounting to Ps.28,216 million (up 33.9% year-to-date) and secured loans amounting to Ps.16,752 million (up 70.6% year-to-date), while credit card loans amounted to Ps.43,924 million, increasing 50.9%. Loans to the public sector accounted for 10.4% of the total assets of the Argentine financial system as of December 31, 2011, decreasing 1.8% as compared to December 31, 2010. As of December 31, 2011, total loans amounted to 15.5% of GDP.

The average interest rate paid by private financial institutions in December 2011 for deposits for up to 59 days was 17.3%, an increase of 702 b.p. from December 2010. The average interest rate applicable to time deposits over Ps.1 million was 18.8% in December 2011, an increase of 766 b.p. from the end of 2010. As of December 31, 2011, the average interest rate applicable to cash advances reached 26.8%, which represented an increase of 759 b.p. from the fiscal year ended December 31, 2010.

Since 2009, financial institutions increased their levels of liquidity relative to total deposits, further contributing to financial stability. Although the average liquidity ratio decreased from an average of 28.0% in December 2010 to 24.7% in December 2011, it remains at historically high levels.

The Argentine Central Bank placed debt securities, Lebac and Nobac, in the amount of Ps.4,231 million as of December 31, 2011 which grew at a combined 6.0% as compared to the same period of 2010, reaching an outstanding amount of Ps.66,347 million as of December 31, 2011.

The monthly average balance of M2 accumulated an expansion of 29.0% as compared to December 2010, which implied 1.1% above the base case established by the Argentine Central Bank’s monetary program for December 2011, and 4.0% below the upper limit. Besides the quarterly goals for M2, the Argentine Central Bank’s monetary program established an annual aim for the private M2, which represents (base case) an expansion of 29.2% in 2011. In 2011, the accumulated growth of private M2 remained in line with that scenario.

Loans granted by entities in the Argentine financial system to the private sector and purchases of foreign currency by the Argentine Central Bank in the foreign exchange market were major contributing factors in the growth of the overall monetary supply in Argentina during the fourth quarter of 2011 (as they were granted during the first half of the year), which is measured by the Argentine Central Bank using the following indicators: M1, or publicly held money in circulation and public and private sector current accounts in pesos, M2 (described above) and M3, or publicly held money in circulation and total public and private sector deposits in pesos.

The Argentine financial system’s net worth increased by Ps.12.2 billion during 2011, which represents a 21.2% increase from the fiscal year ended December 31, 2010. The system’s profitability during the same period was equivalent to 2.7% of total assets, while return on average shareholders’ equity was 25.3%, similar to the 24.4% recorded in 2010 but higher than the 19.2% recorded in 2009. As of December 31, 2011, income from interest represented 4.6% of total assets, income from services represented 3.9% of total assets, and income from holdings of government securities represented 2.5% of total assets.

Administrative expenses decreased slightly, from 6.9% of total assets in the fiscal year ended December 31, 2010 to 6.7% of total assets as of December 31, 2011. The provision for loan losses decreased from 0.8% of total assets in 2010 to 0.7% of total assets as of December 31, 2011, also reflecting a slight improvement in asset quality. In line with such performance, the non-accrual loan portfolio (i.e. the loan portfolio that has been in default for more than 90 days and that no longer accrues interest) extended to the non-financial private sector decreased from 2.1% in December 2010 to 1.4% in December 2011. Within the context of a conservative monetary policy, coverage of the private sector non-accrual loan portfolio (with allowances) continued to grow, reaching levels of 179% in December 2011, same as of December 2010.

As of December 31, 2011, 80 financial institutions were in operation, taking into account both banking and non-banking institutions. Of these 80, 64 were banks, 52 of which were private-sector banks (accounting for 54,9% of total deposits in the financial system). In turn, 31 of these private-sector banks were domestic banks (one of which was a cooperative bank), which accounted for 26.8% of total deposits in the financial system, and 21 were foreign-owned banks, which accounted for 28.1% of total deposits in the financial system. There were 12 government-owned banks (which represented 44.8% of total deposits in the financial system), and there were 16 non-banking financial institutions, with only a 0.3% share of total deposits.

The concentration of the financial system, measured by the deposit-market share of the ten leading banks, reached 77.3% as of December 31, 2011, similar to this metric as of December 31, 2010.

As of December 31, 2011, the financial system employed a total of 102,802 people, 63.1% of which were employed by the private sector, representing a 3.1% increase since the beginning of 2011.

The Argentine Insurance Industry

The insurance industry continued to grow in 2011. Production amounted to Ps.52,600 million, 26.6% higher than the level recorded for 2010. Out of the total insurance production, 80% related to property insurance, 18% related to life and personal insurance and 2% related to retirement insurance. Within the 80% corresponding to property insurance, the automotive insurance segment comprised the most significant portion with 44% of property insurance, followed by the workers’ compensation segment with 31%.

Within the life insurance business, the group life insurance represented 65% of the segment, followed by individual life insurance, representing 16%, and personal accident insurance, representing 13%.

Inflation

Historically, inflation in Argentina has played a significant role in influencing, often negatively, the economic conditions in Argentina and, in turn, the operations and financial results of companies operating in Argentina, such as Grupo Financiero Galicia.

The chart below presents a comparison of inflation rates published by INDEC, measured by the wholesale price index and the consumer price index, for the fiscal years 2011, 2010 and 2009. In addition, the chart below presents the evolution of the CER index, published by the Argentine Central Bank, used to adjust the principal of certain of our assets and liabilities, for the periods indicated.

	For the 12-month period ended December 31,
(in percentages)	2011	2010	2009
Price Indices (1) (2)
Wholesale Price Index (“WPI”)	12.67	14.56	10.27
Consumer Price Index (“CPI”)	9.51	10.92	7.69
Adjustment Indices
CER	9.54	11.04	6.95

(1)	Data for December of each year as compared to December of the immediately preceding year. Source: INDEC/the Argentine Central Bank.
(2)	The accuracy of the measurements of INDEC is in doubt, and the actual CPI and wholesale price index could be substantially higher than those indicated by INDEC. For example, according to private sector estimates, the CPI approximately increased by 16% (rather than 7.7%) in 2009, 23% (rather than 10.9%) in 2010 and 21% (rather than 9.5%) in 2011.

In the first three months of 2012, the WPI increased 3.02% and the CPI increased 2.61%. Over the same period, the CER increased 2.48%.

Currency Composition of Our Balance Sheet

The following table sets forth our assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER, at the dates indicated.

	As of December 31,
	2011	2010	2009
	(In millions of Pesos)
Assets
In Pesos, Unadjusted	42,860.0	28,319.4	19,791.0
In Pesos, Adjusted by the CER	579.3	610.8	926.3
In Foreign Currency (1)	7,753.7	6,777.9	6,885.1

Total Assets	51,193.0	35,708.1	27,602.4

Liabilities and Shareholders’ Equity
In Pesos, Unadjusted, Including Shareholders’ Equity	39,973.7	28,059.5	20,513.1
In Pesos, Adjusted by the CER	8.8	13.6	14.9
In Foreign Currency (1)	11,210.5	7,635.0	7,074.3

Total Liabilities and Shareholders’ Equity	51,193.0	35,708.1	27,602.3

(1)	If adjusted to reflect forward sales and purchases of foreign exchange made by Grupo Financiero Galicia and recorded off-balance sheet, assets amounted to Ps.13,913.7 million and liabilities to Ps.13,852.9 million.

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

Results of Operations for the Fiscal Years Ended December 31, 2011, December 31, 2010 and December 31, 2009

We discuss below our results of operations for the fiscal year ended December 31, 2011 as compared with our results of operations for the fiscal year ended December 31, 2010, and our results of operations for the fiscal year ended December 31, 2010 as compared with our results of operations for the fiscal year ended December 31, 2009.

Net Income/Loss

	Fiscal Year Ended			Change
	December 31,			December 31,
	2011	2010	2009	2011/2010	2010/2009
	(in millions of Pesos, except percentages)
Consolidated Income Statement
Financial Income	6,017.7	3,614.9	3,005.6	2,402.8	609.3
Financial Expenses	2,274.2	1,412.7	1,460.5	861.5	(47.8)
Net financial Income	3,743.5	2,202.2	1,545.1	1,541.3	657.1
Provision for Losses on Loans and Other Receivables	843.4	551.5	639.5	291.9	(88.0)
Net income from Services	2,451.7	1,781.9	1,310.9	669.8	471.0
Administrative Expenses	4,205.2	2,845.3	2,029.1	1,359.9	816.2
Minority Interest	(171.0)	(104.3)	(46.5)	(66.7)	(57.8)
Income / (Loss) from Equity Investments	132.7	62.1	11.3	70.6	50.8
Miscellaneous Income / (Loss), Net	752.5	122.0	233.1	630.5	(111.1)
Income Tax	(753.9)	(258.2)	(156.0)	(495.7)	(102.2)

Net income / (Loss)	1,106.9	408.9	229.3	698.0	179.6

Return on Average Assets (1)	3.1	1.8	1.1	1.3	0.7
Return on Average Shareholders’ Equity	37.4	18.6	11.7	18.8	6.9

(1)	For the calculation of the return on average assets, profits or losses corresponding to minority interests are excluded from net income.

Net income for the fiscal year ended December 31, 2011 was Ps.1,106.9 million, as compared to Ps.408.9 million for the fiscal year ended December 31, 2010 and Ps.229.3 million for the fiscal year ended December 31, 2009.

Net earnings per share for the fiscal year ended December 31, 2011 were Ps.0.892, as compared to Ps.0.329 for the fiscal year ended December 31, 2010. The return on average assets and the return on average shareholders’ equity for the fiscal year ended December 31, 2011 were 3.1% and 37.4%, respectively, as compared to 1.8% and 18.6%, respectively, for the fiscal year ended December 31, 2010. For the fiscal year ended December 31, 2009, net income per share was Ps.0.185, the return on average assets was 1.1% and the return on average shareholders’ equity was 11.7%.

Fiscal Year 2011 Compared to Fiscal Year 2010

Net income for the fiscal year ended December 31, 2011 was Ps.1,106.9 million, as compared to Ps.408.9 million for the fiscal year ended December 31, 2010, a Ps.698.0 million increase, or 170.7%. Such increase was primarily attributable to:

•	a Ps.2,402.8 million increase in financial income, from Ps.3,614.9 million to Ps.6,017.7 million,

•	a Ps.669.8 million increase in net income from services, from Ps.1,781.9 million to Ps.2,451.7 million,

•	a Ps.70.6 million increase in income from equity investments, from Ps.62.1 million to Ps.132.7 million,

•	a Ps.630.5 million increase in miscellaneous income net, from Ps.122.0 million to Ps.752.5 million.

Such changes were partially offset by:

•	a Ps.861.5 million increase in financial expenses, from Ps.1,412.7 million to Ps.2,274.2 million,

•	a Ps.291.9 million increase in provision for loan losses and other receivables, from Ps.551.5 million to Ps.843.4 million,

•	a Ps.1,359.9 million increase in administrative expenses from Ps.2,845.3 million to Ps.4,205.2 million,

•	an increase in income tax of Ps.495.7 million, from Ps.258.2 million to Ps.753.9 million.

The increase in income as compared to fiscal year 2010 was the result of a significant increase in the volume of financial intermediation with the private sector, coupled with an improved efficiency ratio, as a consequence of higher growth in net operating income (defined as adjusted net financial income plus net income from services; adjusted net financial income is defined as financial income plus financial income in relation to margin requirements of repurchase agreement transactions, which is recorded under Miscellaneous Net Income) than in administrative expenses. In addition, net income for fiscal year 2011 included Ps.247.5 million (net of consolidation and elimination adjustments) corresponding to CFA’s income, as well as Ps.118.7 million for the amortization of the negative goodwill from the acquisition of such company. For the same reason, fiscal year 2010, recorded profits for Ps.89.4 million and Ps.51.7 million, respectively, since CFA’s income was included into Banco Galicia’s balance sheet as from the third quarter of 2010.

Fiscal Year 2010 Compared to Fiscal Year 2009

Net income for the fiscal year ended December 31, 2010 was Ps.408.9 million, as compared to Ps.229.3 million for the fiscal year ended December 31, 2009, a Ps.179.6 million increase, or 78.3%. Such increase was primarily attributable to:

•	a Ps.609.3 million increase in financial income, from Ps.3,005.6 million to Ps.3,614.9 million,

•	a Ps.471.0 million increase in net income from services, from Ps.1,310.9 million to Ps.1,781.9 million,

•	a Ps.88.0 million decrease in provisions for loan losses, from Ps.639.5 million to Ps.551.5 million,

•	a Ps.47.8 million decrease in financial expenses, from Ps.1,460.5 million to Ps.1,412.7 million,

•	an increase of Ps.50.8 million in income from equity investments, from Ps.11.3 million to Ps.62.1 million.

These factors were partially offset by:

•	a Ps.816.2 million increase in administrative expenses, from Ps.2,029.1 million to Ps.2,845.3 million,

•	a Ps.111.1 million decrease in miscellaneous net income, from Ps.233.1 million to Ps.122.0 million,

•	an increase in income tax of Ps.102.2 million, from Ps.156.0 million to Ps.258.2 million.

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

Financial Income

Our financial income was composed of the following:

	Fiscal Year Ended
	December 31,
	2011	2010	2009
	(in millions of Pesos)
Income on Loans and Other Receivables Resulting from Financial Brokerage and Premiums Earned on Reverse Repurchases	5,160.2	3,061.3	2,207.7
Income from Government and Corporate Securities, Net	753.0	407.9	559.1
CER Adjustment	2.0	5.3	24.4
Other (1)	102.5	140.4	214.4

Total	6,017.7	3,614.9	3,005.6

(1)	Reflects income from financial leases, net. Until fiscal year 2010 it also reflects, mainly, differences in the quotation of gold and foreign currency.

The following table shows our yields on interest-earning assets and cost of funds:

	As of December 31,
	2011		2010		2009
	Average		Average		Average
	Balance	Rate	Balance	Rate	Balance	Rate
	(in millions of Pesos, except rates)
Interest-Earning Assets	31,941.3	19.05	21,983.3	16.35	18,378.0	15.71

Government Securities	3,785.9	17.25	3,344.1	11.56	4,686.5	11.84
Loans	26,218.7	19.91	16,800.8	18.56	11,463.6	19.34
Other	1,936.7	10.97	1,838.4	4.85	2,227.9	5.17

Interest-Bearing Liabilities	23,328.9	7.92	16,662.5	6.56	15,923.4	7.63

Current Accounts	3.3	—	508.1	1.08	1,287.3	1.00
Savings Accounts	5,825.7	0.18	4,016.2	0.19	3,014.5	0.19
Time Deposits (1)	11,970.2	10.84	8,554.3	8.81	7,391.9	11.67
Debt Securities	3,390.8	10.42	2,276.1	10.04	2,729.9	8.22
Other Interest-bearing Liabilities	2,138.9	8.75	1,307.8	7.50	1,499.8	7.34

Spread and Net Yield
Interest Spread, Nominal Basis (2)		11.13		9.79		8.08
Net Yield on Interest-earning Assets (3)		13.27		11.38		9.10
Financial Margin (4)		11.72		10.02		8.41

(1)	Includes restructured deposits certificates and restructured deposits with amparo claims.
(2)	Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. Interest rates include the CER adjustment.
(3)	Net interest earned divided by average interest-earning assets. Interest rates include the CER adjustment.
(4)	Represents net financial income, divided by average interest-earning assets.

Fiscal Year 2011 Compared to Fiscal Year 2010

Financial income for the fiscal year ended December 31, 2011 was Ps.6,017.7 million, as compared to Ps.3,614.9 million for the fiscal year ended December 31, 2010, representing a 66.5% increase. Such increase was the result of a higher average volume of interest-earning assets, together with a higher average yield.

The average yield on interest-earning assets for the fiscal year ended December 31, 2011 was 19.05%, as compared to 16.35% for the fiscal year ended December 31, 2010, a 270 b.p. increase as a result of a high average rate of all its components.

The average of interest-earning assets for the fiscal year ended December 31, 2011 was Ps.31,941.3 million as compared to Ps.21,983.3 million for the fiscal year ended December 31, 2010, a 45.3% increase, which was primarily attributable to the 56.1% increase in the average loan portfolio.

As of December 31, 2011, Banco Galicia’s estimated market share of loans to the private sector, excluding loans granted by the Regional Credit Card Companies, was 8.64% as of December 31, 2011, as compared to 8.99% as of December 31, 2010, a 35 b.p. decrease.

The average interest rate on total loans, including the CER adjustment, was 19.91% for the fiscal year ended December 31, 2011, as compared to 18.56% for the fiscal year ended December 31, 2010, an increase of 135 b.p. Such increase was primarily attributable to a 167 b.p. increase in the average interest rate on Peso-denominated loans to the private sector, which was 22.83% for fiscal year ended December 31, 2011, as compared to 21.16% for the fiscal year ended December 31, 2010, a 167 b.p. increase, while the average interest rate on foreign currency denominated loans to the private sector for the fiscal year ended December 31, 2011 was 3.73%, as compared to 4.45% for the fiscal year ended December 31, 2010, a 72 b.p. decrease.The average position in government securities for the fiscal year ended December 31, 2011 was Ps.3,785.9 million, as compared to Ps.3,344.1 million for the fiscal year ended December 31, 2010, an increase of 13.2%. This was primarily attributable to a Ps.1,010.9 million increase in the average position on Peso-denominated government bonds, which increase was partially offset by the significant decrease in the average position in Dollar-denominated government bonds to Ps.4.4 million for the fiscal year ended December 31, 2011, as compared to Ps.573.5 million for the fiscal year ended December 31, 2010.

The average yield on government securities for the fiscal year ended December 31, 2011 was 17.25%, as compared to 11.56% for the fiscal year ended December 31, 2010, a 569 b.p. increase. This increase was primarily a consequence that in fiscal year 2010 the average rate was highly influenced by the negative average rate of on government securities denominated in Dollars (-31.56%), mainly due to an allowance for impairment of value for Boden 2012 Bonds portfolio, equivalent to the difference between its book value and its estimated reasonable realizable value, which were finally sold by Banco Galicia during fiscal year 2010. The average interest rate on government securities denominated in Pesos for the fiscal year ended December 31, 2011 was 17.26%, as compared to 20.49% for the fiscal year ended December 31, 2010, a 323 b.p. decrease.

The average “Other Interest-Earning Assets” for the fiscal year ended December 31, 2011 were Ps.1,936.7 million, as compared to Ps.1,838.4 million for the fiscal year ended December 31, 2010, an increase of Ps.98.3 million, or 5.3%. The average rate on “Other Interest-Earning Assets” for the fiscal year ended December 31, 2011 was 10.97%, as compared to 4.85% for the fiscal year ended December 31, 2010, a 612 b.p. increase. Such increase was attributable to the variation in the average rate of other Peso-denominated assets as such rate increased to 12.37% for the fiscal year ended December 31, 2011 from 5.43% for the fiscal year ended December 31, 2010 whereas the foreign currency average rate only increased to 1.93% from 1.46% for the same periods.

The following table shows our market shares:

	Fiscal Year Ended
	December 31,
(in percentages)	2011	2010	2009

Total Deposits	6.61	5.94	6.29
Private-Sector Deposits
Total	8.78	8.35	7.81
Deposits in Current and Savings Accounts and Non-Restructured Time Deposits	9.06	8.60	8.07

Total Loans	7.77	7.98	6.94
Private-Sector Loans	8.64	8.99	7.71

Exclusively Banco Galicia within the Argentine market, based on daily information on deposits and loans prepared by the Argentine Central Bank. Beginning in June 30, 2010, these figures include deposits and loans corresponding to CFA. End-of-month balances are used. Deposits and loans include only principal. The Regional Credit Card Companies’ data is not included.

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

The estimated market share of loans to the private sector, without considering those granted by the Regional Credit Card Companies and by CFA, was 8.31% as of December 31, 2010, as compared to 7.71% as of December 31, 2009, a 60 b.p. increase. Including loans granted by CFA, such market share reached 8.99% as of December 31, 2010.

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

The financial income for the fiscal year ended December 31, 2010 included a Ps.76.3 million profit from fluctuations in foreign currency exchange rates. Such result was composed of a Ps.138.4 million gain from foreign exchange brokerage activities and a Ps.62.1 million loss from the valuation of the net position in foreign currency. The financial income for the fiscal year ended December 31, 2009 included a Ps.127.5 million profit from fluctuations in foreign currency exchange rates, representing mainly a Ps.127.1 million gain from foreign exchange brokerage.

Financial Expenses

Our financial expenses were composed of the following:

	Fiscal Year Ended
	December 31,
	2011	2010	2009
	(in millions of Pesos)
Interest on Deposits	1,305.7	765.5	877.9
Notes	353.2	230.8	284.5
Contributions and Taxes	412.3	268.6	161.7
CER Adjustment	0.1	0.1	0.3
Other (1)	202.9	147.6	136.1

Total	2,274.2	1,412.6	1,460.5

(1)	Includes accrued interest on liabilities resulting from financial brokerage with banks and international entities, premiums payable on repurchases and, only in fiscal year 2011, differences in the quotation of gold and foreign currency.

Fiscal Year 2011 Compared to Fiscal Year 2010

The financial expenses for the fiscal year ended December 31, 2011 were Ps.2,274.2 million, as compared to Ps.1,412.6 million for the fiscal year ended December 31, 2010, a 61.0% increase. Such increase was mainly attributable to a 40.0% increase in the average balance of interest-bearing liabilities combined with a 136 b.p. increase in the average cost thereof.

The average interest-bearing liabilities for the fiscal year ended December 31, 2011 were Ps.23,328.9 million, as compared to Ps.16,662.5 million for the fiscal year ended December 31, 2010, a 40.0% increase. Such increase was mainly attributable to the Ps.4,720.6 million increase in total interest-bearing deposits, which increased from Ps.13,078.6 million to Ps.17,799.2 million, a Ps.1,114.7 million increase in the average balance of debt securities, from Ps.2,276.1 million to Ps.3,390.8 million, and an increase of Ps.831.0 million in the average balance of “Other Interest-Bearing Liabilities”, from Ps.1, 307.1 million to Ps.2,138.1 million.

The increase in the average balance of interest-bearing deposits was mainly attributable to an increase in Banco Galicia’s deposits in savings accounts and time deposits. The decrease in the average balance of interest-bearing current accounts was due to the elimination of such accounts as from May 2010, pursuant to the Argentine Central Bank’s regulations. Average transactional interest-bearing deposits increased 28.8%, while time deposits grew 39.9%.

Regarding the total average interest-bearing deposits for the fiscal year ended December 31, 2011, Ps.3,716.8 million were Dollar-denominated deposits and Ps.14,082.4 million were Peso-denominated deposits, as compared to Ps.2,949.2 million and Ps.10,129.4 million, respectively, for the fiscal year ended December 31, 2010.

Considering only deposits from the private sector in current and savings accounts and time deposits, Banco Galicia’s estimated deposit market share in the Argentine financial system was 9.06% for the fiscal year ended December 31, 2011, as compared to 8.60% for the fiscal year ended December 31, 2010, a 46 b.p. increase.

The average rate on interest-bearing deposits for the fiscal year ended December 31, 2011 was 7.35%, as compared to 5.86% for the fiscal year ended December 31, 2010, a 149 b.p. increase. Peso-denominated deposits for the fiscal year ended December 31, 2011 accrued at a 9.21% average interest rate, as compared to 7.45% for the fiscal year ended December 31, 2010, a 176 basis point increase. The rate of Dollar-denominated deposits for the fiscal year ended December 31, 2011 was 0.30%, as compared to 0.40% for the fiscal year ended December 31, 2010, a 10 b.p. decrease.

The average balance of debt securities for the fiscal year ended December 31, 2011 was Ps.3,390.8 million, as compared to Ps.2,276.1 million for the fiscal year ended December 31, 2010, a 49.0% increase. This increase was mainly attributable to the issuance of an aggregate principal amount of US$300 million of notes by Banco Galicia on May 4, 2011, and by Tarjeta Naranja on January 28, 2011 for US$200 million.

The average interest rate for debt securities for the fiscal year ended December 31, 2011 was 10.42%, as compared to 10.04% for the fiscal year ended December 31, 2010, a 38 b.p. increase.

The average balance of “Other Interest-Bearing Liabilities” for the fiscal year ended December 31, 2011 was Ps.2,138.1 million, with an average rate of 8.75%, as compared to Ps.1,307.1 million for the fiscal year ended December 31, 2010, with an average rate of 7.50%, a 63.6% increase in average balance and a 125 basis point increase in average rate, respectively. This item includes mainly Peso and Dollar-denominated debt with international banks and credit entities, and Peso and Dollar-denominated obligations in connection with repurchase agreement transactions of government securities. The Ps.831.0 million increase in the average balance was mainly attributable to the higher average balance of transactions with banks and international entities.

The average rate increase was related to transactions in Pesos, since the average rate increased 284 b.p., from 14.92% for the fiscal year ended December 31, 2010 to 17.76% for the fiscal year ended December 31, 2011, while the average rate in Dollars remained at similar levels in both fiscal years.

The financial expenses for the fiscal year ended December 31, 2011 included a Ps.4.1 million loss from fluctuations in foreign currency exchange rates. These financial expenses were composed of a Ps.138.4 million gain from foreign exchange brokerage activities and a Ps.142.5 million loss from the valuation of the net position in foreign currency. For the fiscal year ended December 31, 2010 the result from fluctuations in foreign currency exchange was positive. See “Financial Income – Fiscal Year 2010 Compared to Fiscal Year 2009” above. In addition, financial expenses for fiscal year 2010 included a Ps.48.6 million loss from the result of forward transactions in foreign currency.

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

The increase in the average balance of interest-bearing deposits was mainly attributable to the increase of the deposits in Argentina in savings accounts and time deposits. The decrease in the average balance of interest-bearing current accounts was due to the elimination of such accounts by the Argentine Central Bank. Taking into consideration the final balances of total deposits in Argentina, such increases totaled Ps.5,214.3 million or 30.5% for the fiscal year ended December 31, 2010 as compared to an increase of Ps.3,074.5 million for the fiscal year ended December 31, 2009.

Average savings and current account deposits increased 31.1% for the fiscal year ended December 31, 2010, as compared to 14.7% for the fiscal year ended December 31, 2009, while time deposits increased 15.7% and 9.2% during such time periods, respectively, which allowed for an improvement in the structure of interest-bearing deposits. Excluding those from CFA, said deposits amounted to Ps.21,975.9 million, as compared to Ps.17,083.3 million for the fiscal year ended December 31, 2009, a 28.6% increase.

Regarding the total average interest-bearing deposits for the fiscal year ended December 31, 2010, Ps.2,949.2 million were Dollar-denominated deposits and Ps.10,129.4 million were Peso-denominated deposits, as compared to Ps.2,841.4 million and Ps.8,852.3 million, respectively, for the fiscal year ended December 31, 2009.

Considering only deposits from the private sector in current and savings accounts and time deposits, Banco Galicia’s estimated deposit market share in the Argentine financial system was 8.45% for the fiscal year ended December 31, 2010, as compared to 8.07% for the fiscal year ended December 31, 2009, a 38 b.p. increase. Including CFA’s deposits, the market share reached 8.60% as of December 31, 2010.

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

The average balance of debt securities for the fiscal year ended December 31, 2010 was Ps.2,276.1 million, as compared to Ps.2,729.9 million for the fiscal year ended December 31, 2009, a 16.6% decrease. This decrease was mainly attributable to a net reduction in the year end balance of Banco Galicia’s outstanding notes. Such reduction resulted from amortizations and the redemption of notes due 2014 for an outstanding principal amount of US$102.3 million and the capitalization of the subordinated notes due 2019 owned by Grupo. Such reduction was partially offset by the increase in the Dollar exchange rate from December 31, 2009 to December 31, 2010.

The average rate for debt securities for the fiscal year ended December 31, 2010 was 10.04%, as compared to 8.22% for the fiscal year ended December 31, 2009, a 182 b.p. increase. Such increase was mainly attributable to changes in the bond portfolio, which are set forth in detail below.

The average interest rate for the fiscal year ended December 31, 2009 was favorably affected by a Ps.68.6 million profit derived from the repurchase of Banco Galicia’s notes due 2014 for a face value of US$82.4 million. Had we not repurchased such notes, the average interest rate for debt securities would have increased to 10.73%.

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

For the fiscal year ended December 31, 2010, financial expenses included a Ps.48.6 million loss from the result of forward transactions in foreign currency. In fiscal year 2009, such loss amounted to Ps.24.0 million.

Net Financial Income

Fiscal Year 2011 compared to Fiscal Year 2010

Net financial income for the fiscal year ended December 31, 2011 was Ps.3,743.5 million (including Ps.658.1 million from CFA), with a corresponding financial margin of 11.72%, as compared to Ps.2,202.2 million for the fiscal year ended December 31, 2010 (including Ps.282.2 million from CFA), with a corresponding financial margin of 10.02%, a Ps.1,541.3 million increase and a 170 basis point increase, respectively. Including financial income from security margins of repurchase agreement transactions, net financial income amounted to Ps.3,795.7 million and Ps.2,219.4, respectively.

The increase in net financial income for the fiscal year ended December 31, 2011 was mainly attributable to a significant increase in the volume of activity with the private sector, a higher average spread and the increase recorded in non interest-bearing liabilities.

Fiscal Year 2010 compared to Fiscal Year 2009

Net financial income for the fiscal year ended December 31, 2010 was Ps.2,202.4 million (including Ps.282.2 million from CFA), with a corresponding financial margin of 10.02%, as compared to Ps.1,545.1 million for the fiscal year ended December 31, 2009, with a corresponding financial margin of 8.41%, a Ps.658.3 million increase and a 161 b.p. increase, respectively. Including financial income from security margins of repurchase agreement transactions, net financial income amounted to Ps.2,219.3 million and Ps.1,564.0 million, respectively, before the adjustment to the valuation of public sector assets (a Ps.4.1 million gain in the fiscal year ended December 31, 2009).

The increase in net financial income for the fiscal year ended December 31, 2010 was mainly attributable to a significant increase in the volume of activity with the private sector, a higher average spread and the increase recorded in non interest-bearing liabilities, together with the incorporation of net financial income from CFA.

Provision for Losses on Loans and Other Receivables

Fiscal Year 2011 compared to Fiscal Year 2010

Provisions for losses on loans and other receivables for the fiscal year ended December 31, 2011 were Ps.843.4 million, as compared to Ps.551.5 million for the fiscal year ended December 31, 2010, a Ps.291.9 million increase. The non-accrual loan portfolio as a percentage of total loans decreased from 3.37% at the end of fiscal year 2010 to 2.63% at the end of fiscal year 2011, due to the credit recovery management and the increase in the total portfolio. During 2011, Banco Galicia established allowances for loan losses for Ps.820.1 million, 64.9% of which was related to the seasoning of the consumer portfolio, 10.9% to the commercial portfolio, 12.0% to the worsening of the macroeconomic variables and the remaining 12.2% to the increase in the portfolio in normal situation.

Likewise, the coverage of the non-accrual portfolio with allowances increased from 137.57% at fiscal year-end 2010 to 152.01% at fiscal year-end 2011.

Direct charges, net of recoveries, represented a gain of Ps.162.4 million. Charge-offs against allowances for loan losses were Ps.552.5 million.

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

Net Income from Services

Our net income from services consisted of:

	Fiscal Year Ended			% Change
	December 31,			December 31,
	2011	2010	2009	2011/2010	2010/2009
	(in millions of Pesos)			(in percentages)
Income From
Credit Cards	2,235.9	1,576.6	1,148.2	41.8	37.3
CFA	70.4	32.9	—	114.0	—
Deposits Accounts	475.4	349.0	267.2	36.2	30.6
Cash Management	30.7	24.7	18.6	24.3	32.8
Safe Deposit Box	72.3	51.2	30.2	41.2	69.5
Services for Shipments	22.5	18.1	14.9	24.3	21.5
Financial Fees	54.9	56.7	50.1	(3.2)	13.2
Credit-related Fees	224.9	150.7	96.5	49.2	56.2
Check Collection	65.5	44.9	33.0	45.9	36.1
Collection Services (Taxes and Utility Bills)	52.2	36.9	25.7	41.5	43.6
International Trade	87.9	67.2	51.8	30.8	29.7
Other (1)	127.7	106.0	90.6	20.5	17.0

Total Income	3,520.3	2,514.9	1,826.8	40.0	37.7

Total Expenses	1,068.6	733.0	515.9	45.8	42.1

Net Income from Services	2,451.7	1,781.9	1,310.9	37.6	35.9

(1)	Includes, among others, fees from investment banking activities, asset management, assets under custody and guarantees granted.

Fiscal Year 2011 Compared to Fiscal Year 2010

Net income from services for the fiscal year ended December 31, 2011 was Ps.2,451.7 million, as compared to Ps.1,781.9 million for the fiscal year ended December 31, 2010, a 37.6% increase. Almost all items under net income from services recorded an increase, which was mainly attributable to the increase in the volume of transactions together with an increase in the price of certain services, in line with general financial market trends.

Banco Galicia’s income from credit and debit card transactions, on an individual basis, for the fiscal year ended December 31, 2011 was Ps.897.3 million, as compared to Ps.664.7 million for the fiscal year ended December 31, 2010, a 35.0% increase. Such increase was mainly attributable not only to the greater number of credit cards issued, but also to the greater average number of purchases made with each card during the year. The total number of cards managed by Banco Galicia excluding those issued by the Regional Credit Card Companies and CFA, for the fiscal year ended December 31, 2011 was 1.9 million, as compared to 1.6 million for the fiscal year ended December 31, 2010, a 23.6% increase.

Income from services corresponding to the Regional Credit Card Companies for the fiscal year ended December 31, 2011 was Ps.1,454.1 million, as compared to Ps.979.6 million for the fiscal year ended December 31, 2010, a 48.4% increase. Such increase was mainly attributable to an increase in the purchases made during the fiscal year together with a greater number of issued credit cards. These Regional Credit Card Companies had issued 6.5 million credit cards as of December 31, 2011, as compared to 5.3 million credit cards as of December 31, 2010, a 19.7% increase.

Total deposit accounts for the fiscal year ended December 31, 2011 were 2.2 million, as compared to 2.0 million for the fiscal year ended December 31, 2010, a 12.3% increase.

Significant growth levels were achieved by Banco Galicia for the fiscal year ended December 31, 2011, particularly credit-related fees (49.2%), check collection (45.9%), collection services (41.5%), deposit accounts (36.2%) and international trade (30.8%) as compared to the fiscal year ended December 31, 2010.

Expenses from services for the fiscal year ended December 31, 2011 were Ps.1,068.6 million, as compared to Ps.733.0 million for the fiscal year ended December 31, 2010, a 45.8% increase. Such increase was mainly attributable to an increase in the number and frequency of promotions related to credit cards.

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

Banco Galicia’s income from credit and debit card transactions, on an individual basis, for the fiscal year ended December 31, 2010 was Ps.664.7 million, as compared to Ps.465.3 million for the fiscal year ended December 31, 2009, a 42.9% increase. Such increase was mainly attributable not only to the greater number of credit cards managed, but also to the greater average number of purchases made with each card during the year. The total number of cards managed by Banco Galicia excluding those managed by the Regional Credit Card Companies and CFA, for the fiscal year ended December 31, 2010 was 1.6 million, as compared to 1.4 million for the fiscal year ended December 31, 2009, a 16.2% increase.

Income from services corresponding to the Regional Credit Card Companies for the fiscal year ended December 31, 2010 was Ps.911.9 million, as compared to Ps.682.9 million for the fiscal year ended December 31, 2009, a 33.5% increase. Such increase was mainly attributable to the increase in the purchases made during the fiscal year together with a greater number of credit cards managed. These Regional Credit Card Companies managed 5.3 million credit cards as of December 31, 2010, as compared to 4.6 million credit cards as of December 31, 2009, a 16.2% increase.

Total deposit accounts for the fiscal year ended December 31, 2010 were 2.0 million, as compared to 1.7 million for the fiscal year ended December 31, 2009, a 13.5% increase.

Significant growth levels were achieved by Banco Galicia for the fiscal year ended December 31, 2010, particularly safe deposit box (69.5%), credit-related fees (56.2%), collection services (43.6%), check collection (36.1%), international trade (29.7%), deposits accounts (28.7%) and financial fees (13.2%) as compared to the growth levels achieved mainly in safe deposit box (67.8%), collection services (31.8%), deposit accounts (25.4%), financial fees (19.3%) and international trade (12.4%), as compared to the fiscal year ended December 31, 2009.

Expenses from services for the fiscal year ended December 31, 2010 were Ps.733.0 million, as compared to Ps.515.9 million for the fiscal year ended December 31, 2009, a 42.1% increase. Such increase was mainly attributable to an increase in the number and frequency of promotions related to credit cards.

The following table sets forth the number of credit cards outstanding as of the dates indicated:

	December 31,						% Change
							December 31,
Credit Cards	2011		2010		2009		2011/2010	2010/2009
	(number of credit cards, except otherwise noted)						(percentages)
Visa		1,317,402		1,102,730		982,866	19.47	12.20
“Gold”		300,536		292,400		262,388	2.78	11.44
International		642,828		504,687		471,766	27.37	6.98
Domestic		162,515		164,120		189,626	(0.98)	(13.45)
“Business”		46,211		36,878		28,430	25.31	29.72
“Corporate”		2,421		1,718		1,130	40.92	52.04
“Platinum”		162,891		102,927		29,526	58.26	248.60
Galicia Rural		10,619		8,716		7,157	21.83	21.78
American Express		524,560		392,247		308,942	33.73	26.96
“Gold”		183,472		168,899		143,899	8.63	17.37
International		228,966		153,526		145,111	49.14	5.80
Platinum		112,122		69,822		19,932	60.58	250.30
MasterCard		96,644		72,738		57,276	32.87	27.00
“Gold”		26,918		24,613		19,452	9.36	26.53
MasterCard		68,951		47,186		36,670	46.13	28.68
Argencard		775		939		1,154	(17.47)	(18.63)
Regional Credit Card Companies		6,504,825		5,432,841		4,618,199	19.73	16.18
Local Brands		3,879,919		3,364,988		2,944,544	15.30	12.91
Visa		2,172,228		1,726,281		1,424,453	25.83	19.29
MasterCard		422,266		317,759		221,575	32.89	43.41
American Express		30,412		23,813		27,627	27.71	(13.81)
CFA		64,989		53,369		—	21.77	—
Visa		53,761		38,834		—	38.44	—
MasterCard		11,228		14,535		—	(22.75)	—

Total		8,519,039		7,062,641		5,974,440	20.62	17.09

Total Amount of Purchases (in millions of Pesos)	Ps.	38,207	Ps.	26,950	Ps.	18,142	41.77	48.55

Administrative Expenses

The following table sets forth the components of our administrative expenses:

	Fiscal Year Ended				% Change
	December 31,				December 31,
	2011	2010	2009	2011/2010	2010/2009
	(in millions of Pesos)				(in percentages)
Salaries and Social Security Contributions	2,029.9	1,408.0	975.8	44.2	44.3
Property-related Expenses	217.1	162.5	136.1	33.6	19.4
Personnel Services	124.2	89.3	76.8	39.1	16.3
Advertising and Publicity	280.5	189.6	127.8	47.9	48.4
Amount Accrued in Relation to Directors’ and Syndics’ Compensation	16.5	11.4	8.6	44.7	32.6
Electricity and Communications	135.6	106.4	85.9	27.4	23.9
Taxes	298.6	190.7	139.3	56.6	36.9
Other	1,102.8	687.4	478.8	60.4	43.6

Total	4,205.2	2,845.3	2,029.1	47.8	40.2

Fiscal Year 2011 Compared to Fiscal Year 2010

Administrative expenses for the fiscal year ended December 31, 2011 were Ps.4,205.2 million, as compared to Ps.2,845.3 million for the fiscal year ended December 31, 2010, a 47.8% increase.

Salaries, social security contributions and expenses related to personnel services for the fiscal year ended December 31, 2011 were Ps.2,154.1 million, as compared to Ps.1,497.3 million for the fiscal year ended December 31, 2010, a 43.9% increase. Such increase was mainly attributable to the salary increase agreement with the unions in force since January 2011 and the 6.6% increase in the number of employees.

The remaining administrative expenses for the fiscal year ended December 31, 2011 were Ps.2,051.1 million, as compared to Ps.1,348.0 million for the fiscal year ended December 31, 2010, a 52.2% increase. Such increase was mainly attributable to a higher level of activity, to the geographic expansion of Banco Galicia and the Regional Credit Card Companies and to increased inflation during such period.

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

Salaries, social security contributions and expenses related to personnel services for the fiscal year ended December 31, 2010 were Ps.1,497.3 million, as compared to Ps.1,052.6 million for the fiscal year ended December 31, 2009, a 42.2% increase. Such increase was mainly attributable to the incorporation of CFA and Ps.66.9 million in expenses associated with such acquisition, the salary increase agreement with the national bank employee union in force since January 2010 and the 10.2% increase in number of employees. The remaining administrative expenses for the fiscal year ended December 31, 2010 were Ps.1,348.0 million, as compared to Ps.976.5 million for the fiscal year ended December 31, 2009, a 38.0% increase. Ps.81.6 million of this increase corresponded to CFA. Such increase was mainly attributable to a higher level of activity, to the geographic expansion of Banco Galicia and the Regional Credit Card Companies and to increased inflation during the period.

Income/(Loss) from Equity Investments

Fiscal Year 2011 compared to Fiscal Year 2010

Income from equity investments for the fiscal year ended December 31, 2011 was Ps.132.7 million, as compared to Ps.62.1 million for the fiscal year ended December 31, 2010, a Ps.70.6 million increase. Such increase was mainly attributable to the Ps.118.7 million amortization of the negative goodwill stemming from the acquisition of CFA and Cobranzas y Servicios for the fiscal year ended December 31, 2011, as compared to 51.7 million for the fiscal year ended December 31, 2010, a Ps.67.0 million increase. The variation is the result of the fact that CFA was only included on Banco Galicia’s balance sheet for the second half of 2010.

Fiscal Year 2010 compared to Fiscal Year 2009

Income from equity investments for the fiscal year ended December 31, 2010 was Ps.62.1 million, as compared to Ps.11.3 million for the fiscal year ended December 31, 2009, a Ps.50.8 million increase. Such increase was mainly attributable to the Ps.51.7 million amortization of the negative goodwill stemming from the acquisition of CFA, which is required to be amortized in 60 months using the straight-line method, in accordance with regulations of the Argentine Central Bank.

Miscellaneous Income/(Loss), Net

Fiscal Year 2011 compared to Fiscal Year 2010

Miscellaneous net income for the fiscal year ended December 31, 2011 was Ps.752.5 million, as compared to Ps.122.0 million for the fiscal year ended December 31, 2009, a Ps.630.5 million increase.

Excluding profits from security margins of repurchase agreement transactions of Ps.52.2 million, which are of a financial nature, net miscellaneous income for the fiscal year ended December 31, 2011 was Ps.700.3 million, as compared to Ps.104.8 million, also excluding the above-mentioned financial income of Ps.17.2 million, for the fiscal year ended December 31, 2010, a Ps.595.5 million increase. The variation in results between the two periods was mainly due to: i) higher operating results from the insurance companies for Ps.140.9 million, ii) the higher recovered loans and punitive interest of Ps.107.4 million and iii) the absence of the Ps.281.0 million loss from the accelerated amortization of the total amount of deferred losses from amparo claims, recorded in the fiscal year ended December 31, 2010.

Fiscal Year 2010 compared to Fiscal Year 2009

Miscellaneous net income for the fiscal year ended December 31, 2010 was Ps.122.0 million, including a gain of Ps.37.0 million from CFA, as compared to Ps.233.1 million for the fiscal year ended December 31, 2009, a Ps.111.1 million decrease.

Excluding profits from security margins of repurchase agreement transactions of Ps.17.2 million, which are of a financial nature, net miscellaneous income for the fiscal year ended December 31, 2010 was Ps.104.8 million, as compared to Ps.210.1 million, also excluding the above-mentioned financial income of Ps.23.0 million, for the fiscal year ended December 31, 2009, a Ps.105.2 million decrease. The variation in results between the two periods was mainly due to: i) the decision to accelerate amortization of the total amount of deferred losses from amparo claims of Ps.281.0 million in comparison to the year 2009 (Ps.109.3 million), and ii) the revenue, in fiscal year 2010, of Ps.85.5 million resulting from the early cancellation of the foreign denominated financial loan and the absence of the Ps.12.7 million profit from the sale by Galicia Warrants of its Silos plant in San Salvador, in the province of Entre Rios recorded in 2009. These results were offset by : i) the lower net provisions for Ps.45.1 million in comparison to the year 2009, ii) the higher recovered loans of Ps.67.3 million and iii) the higher punitive interest of Ps.19.0 million.

Income Tax

Fiscal Year 2011 compared to Fiscal Year 2010

The income tax charge for the fiscal year ended December 31, 2011 was Ps.753.9 million, as compared to Ps.258.2 million for the fiscal year ended December 31, 2010, a Ps.495.7 million increase. Such increase was mainly attributable to the fact that during 2011 Banco Galicia consumed all the tax loss carryforward with taxable income and as a consequence began to accrue the income tax charge, which for the fiscal year ended December 31, 2011 amounted to Ps.325.7 million.

Such tax charges for the fiscal year ended December 31, 2010 mainly corresponded to Tarjetas Regionales consolidated with its operating subsidiaries in the amount of Ps.188.9 million and to CFA in the amount of Ps.51.2 million.

Fiscal Year 2010 compared to Fiscal Year 2009

The income tax charge for the fiscal year ended December 31, 2010 was Ps.258.2 million, as compared to Ps.156.0 million for the fiscal year ended December 31, 2009, a Ps.102.2 million increase. Such increase was mainly attributable to the increase in the profit before tax of Tarjetas Regionales and to the incorporation of CFA. Such tax charges for the fiscal year ended December 31, 2010 mainly corresponded to Tarjetas Regionales consolidated with its operating subsidiaries in the amount of Ps.188.9 million, to CFA in the amount of Ps.51.2 million, to Sudamericana in the amount of Ps.16.3 million and Ps.1.2 million, Ps.0.8 million and Ps.0.6 million to Galicia Warrants, Galicia Administradora de Fondos and Galicia Valores, respectively.

U.S. GAAP and Argentine Banking GAAP Reconciliation

General

We prepare our financial statements in accordance with Argentine Banking GAAP. The more significant differences between Argentine Banking GAAP and U.S. GAAP relate to the determination of the allowance for loan losses, the carrying value of certain government securities and receivables for government securities, the accounting of Banco Galicia’s foreign debt restructuring and recognition of deferred income taxes. For more detail on differences in accounting treatment between Argentine Banking GAAP and U.S. GAAP as of December 31, 2011, see Note 35 to our consolidated financial statements.

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

The following table shows the allowance for loan losses for the periods indicated under Argentine Banking GAAP and U.S. GAAP and the corresponding shareholders’ equity adjustment under U.S. GAAP:

	December 31, 2011	December 31, 2010		December 31, 2009
	(in millions of Pesos)
Argentine Banking GAAP	1,300.6	870.2	(1)	815.9
U.S. GAAP
ASC 310
Allowance for Loan Losses	40.5	61.6		64.8

ASC 450	1,239.0	743.1		687.5

U.S. GAAP Shareholders’ Equity Adjustment (2)	21.1	65.5		63.6

(1)	The balance does not include Ps.185,381 of CFA allowances for loan losses as of the acquisition date.
(2)	Including qualitative and quantitative adjustments.

ASC 310 Analysis

The non-performing commercial loan portfolio is comprised of loans falling into the following classifications of the Argentine Central Bank:

•	“With Problems”

•	“High Risk of Insolvency”

•	“Uncollectible”

The following table shows our loan loss reserve under ASC 310 for our non-performing commercial loan portfolio as of the dates indicated.

	December 31, 2011	December 31, 2010	December 31, 2009
	(in millions of Pesos)
Loan Loss Reserve Under U.S. GAAP – ASC 310 Analysis	40.5	61.6	64.8

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

The increase in the allowances recorded under ASC 450 is mostly due to a higher volume of credit card and personal loans granted during 2011 and 2010 and the rise of the loan loss reserves migration ratios. The table below shows our loan loss reserve under ASC 450 for consumer and performing commercial loans as of the dates indicated.

	December 31, 2011	December 31, 2010	December 31, 2009
	(in millions of Pesos)
Loan Loss Reserve Under U.S. GAAP – ASC 450 Analysis	1,239.0	743.1	687.5

In addition to assessing the reasonableness of the loan loss reserve as described above, Banco Galicia makes an overall determination of the adequacy of each period’s reserve based on such ratios as:

•	Loan loss reserves as a percentage of non-accrual loans,

•	Loan loss reserves as a percentage of total amounts past due, and

•	Loan loss reserves as a percentage of past-due unsecured amounts.

The table below shows the above-mentioned ratios as of the dates indicated.

	December 31, 2011	December 31, 2010	December 31, 2009
Loan Loss Reserves as a Percentage of Non-accrual Loans	202.23%	163.37%	108.37%
Loan Loss Reserves as a Percentage of Total Amounts Past Due	121.00%	116.04%	130.58%
Loan Loss Reserves as a Percentage of Past-due Unsecured Amounts	226.90%	189.79%	154.29%

The allowance for loan losses has increased approximately 59% during 2011 under US GAAP. This variation is due to an increase in the portfolio of loans to the private sector and to the qualitative approach reflecting current economic conditions, industry performance trends, geographic or obligor concentrations, within each portfolio segment required for smaller-balance impaired and unimpaired.

Carrying Value of Certain Government Securities and Receivables for Government Securities

As of December 31, 2011, our holding of Bonar 2015 Bonds have been recorded at their acquisition cost increased according to the accrual of their IRR under Argentine Banking GAAP.

Under U.S. GAAP, the Bonar 2015 Bonds were considered as “available for sale securities” and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.

Under U.S. GAAP, all of these assets are carried at fair value as fully explained in Note 35 to our financial statements and “-U.S. GAAP—Critical Accounting Policies”.

As of December 31, 2010 under Argentine Banking GAAP, our holdings of Boden 2012 Bonds, Bonar 2015 Bonds, securities issued by the Argentine Central Bank and Discount Bonds in Pesos were recorded in accordance with Argentine Central Bank valuation rules for public-sector assets. During 2010, Boden 2012 Bonds corresponding to the Compensatory Bond or Hedge Bond received and Discount Bonds in Pesos were sold. Therefore, the 2010 U.S. GAAP net income reconciliation includes the reversal of the 2009 shareholders’ equity adjustment previously recorded through other comprehensive income that are being realized and reversed through the income statement.Under U.S. GAAP, our holdings of Bonar 2015 Bonds and securities issued by the Argentine Central Bank were considered available for sale and carried at fair value.

The table below shows the book value, market value and amortized cost of Bonar 2015 Bonds as of December 31, 2011 and 2010, respectively.

	December 31, 2011					December 31, 2010
(In millions of Pesos)	Amortized Cost US GAAP	Book Value Argentine Banking GAAP	Market Value	Unrealized (Loss)/Gain	Shareholders’ Equity Adjustment	Amortized Cost US GAAP	Book Value Argentine Banking GAAP	Market Value	Unrealized (Loss)/Gain	Shareholders’ Equity Adjustment
Bonar 2015 Bonds	555.1	779.7	849.2	294.1	69.5	527.9	642.1	726.6	198.7	84.5

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

We repurchased part of the debt maturing in 2010 and 2014. In addition, notes were repaid in advance. For U.S. GAAP purposes, these transactions were considered as an extinguishment of debt. Therefore, the U.S. GAAP adjustment recorded in previous years related to the debt extinguished was reversed in 2010 and 2009 respectively, generating a gain of approximately Ps.34.5 million and Ps.20.5 million included in 2010 and 2009 U.S. GAAP net income reconciliation. During 2011, we have not repurchased any of our debt instruments.

Securitizations

The following table summarizes the adjustment for U.S. GAAP purposes related to securitization transactions as of December 31, 2011 and 2010:

	2011					As of December 31, 2010
	(In millions of Pesos)
	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’ Equity Adjustment	Book Value Argentine Banking GAAP	Fair Value – Book value under U.S. GAAP	U.S. GAAP Shareholders’ Equity Adjustment
Galtrust I (1)	538.8	538.8	—	521.9	521.9	—
Financial Trust Galicia (2)	121.5	22.0	(99.5)	96.3	36.2	(60.1)

Total	660.3	560.8	(99.5)	618.2	558.1	(60.1)

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

The retained interest in the trust was recorded under Argentine Central Bank rules in the “Other Receivables from Financial Brokerage”, and its balance as of December 31, 2011 and 2010, was Ps.538.8 million and Ps.521.9 million, respectively.

As of December 31, 2011 and 2010, under Argentine Banking GAAP, we recorded certain reserves to adjust the equity method used to account for the residual interest in the trust, at its fair value.

As of December 31, 2011 and 2010, we applied new accounting guidance provided by SFAS 166 and 167 (ASU 2009-16 and ASU 2009-17, respectively, under the new codification), which amend the accounting for transfers of financial assets and consolidation of variable interest entities (“VIEs”).

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

For U.S. GAAP purposes, as of December 31, 2011 and 2010 the trust, a formerly qualified QSPE, was considered a variable interest entity. In accordance with ASC 810, we were deemed to be the primary beneficiary of this trust and, therefore, Banco Galicia reconsolidated the assets and liabilities of the mentioned trust. Upon consolidation, the Bogar Bonds were classified as available-for-sale securities and measured at fair value with changes recorded in other comprehensive income. Since the fair value of the residual interest in the trust recorded under Argentine Central Bank rules was determined based on the fair value of the Bogar Bonds, recorded as an asset in the trust, there is no difference in the measurement basis of the net assets held and recorded under Argentine Central Bank rules and U.S. GAAP. The only difference between both standards is that under U.S. GAAP, changes in the fair value of the Bogar Bonds are recorded in other comprehensive income, while under Argentine Banking GAAP, changes are recorded in the consolidated income statement.

(2)	Financial Trust Galicia

Under this trust, Argentine government promissory notes in Pesos at 2% due 2014 for Ps.108.0 million were transferred and a certificate of participation and debt securities were received in exchange. Those Argentine government promissory notes were previously received in exchange of national secured loans held by us.

For Argentine Banking GAAP purposes, the debt securities and certificates retained by Banco Galicia are accounted for at cost plus accrued interest for the debt securities, and the equity method is used to account for the residual interest in the trust. The cost of these securities was determined based on the book value of the promissory notes transferred.

This transfer was not considered a true sale for U.S. GAAP purposes, and therefore, it was recorded as a “secured borrowing” according to ASC 860. Therefore, we recognized in our consolidated balance sheet the promissory notes transferred to the financial trust.

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

Additional information required by U.S. GAAP

The table below presents the aggregated assets and liabilities of the financial trusts which have been consolidated for U.S. GAAP purposes:

	As of December 31,
(In millions of Pesos)	2011		2010
Cash and Due from Banks	Ps.	11.2	Ps.	11.6
Government Securities		961.0		1,009.2
Other Assets		0.1		1.1

Total Assets	Ps.	972.3	Ps.	1,021.9

Debt Securities		Ps.324.3		Ps.414.5
Certificates of Participation		647.8		604.7
Other Liabilities		0.2		2.7

Total Liabilities	Ps.	972.3	Ps.	1,021.9

Our maximum loss exposure, which amounted to Ps.972.3 million and Ps,1,021.9 million as of December 31, 2011 and 2010, respectively, is based on the unlikely events that all of the assets in the VIE’s become worthless and incorporates potential losses associated with assets recorded on our balance sheet.

Other transfers of financial assets accounted for as sales under U.S. GAAP

As of December 31, 2009, Banco Galicia has entered into different securitizations as described in Note 30 to the attached financial statements that were accounted for as sales under Argentine Banking GAAP. The transfers of financial assets related to the creation of certain trusts were considered sales for U.S. GAAP purposes under ASC 860 and for that reason debt securities and certificates retained by Banco Galicia are considered to be “available for sale securities” under U.S. GAAP.

As of December 31, 2010 these financial trusts had been liquidated. Therefore, the 2010 U.S. GAAP net income reconciliation includes the reverse of the previous year’s adjustments.

As of December 31, 2011 there are no financial trusts accounted for as sales under U.S. GAAP.

Negative Goodwill – Compañía Financiera Argentina and subsidiaries

The Argentine Central Bank’s board of directors, through Resolution No.124 dated June 7, 2010, authorized Banco Galicia to purchase 95% of the shares belonging to the following companies: CFA, Cobranzas y Servicios S.A. and Procesadora Regional S.A. (former Universal Processing Center S.A.). Furthermore, through the above-mentioned resolution the Argentine Central Bank authorized the subsidiary Tarjetas Regionales to purchase the remaining 5% of the shares belonging to said companies.

The total purchase price paid amounted to Ps.328.3 million for CFA, Ps.0.8 million for Cobranzas y Servicios S.A. and Ps.4.8 million for Procesadora Regional S.A. (former Universal Processing Center S.A.).

Pursuant to Argentine Central Bank rules, and due to the difference between the acquisition cost and the estimated fair value of assets and liabilities acquired as of June 30, 2010, a negative goodwill amounting to Ps.500.6 million was recorded by CFA and a negative goodwill of Ps.16.8 million was recorded by Cobranzas y Servicios S.A., both of which were recorded under the line item Liabilities-Provisions. With regard to Procesadora Regional S.A. (former Universal Processing Center S.A.), a goodwill amounting to Ps.4.0 million was recorded under Intangible Assets – Goodwill. The negative goodwill is subsequently charged to Income on a straight-line basis during 60 months.

Under U.S. GAAP, ASC 805 requires the acquisition of controlling interest of CFA, Cobranzas y Servicios S.A. and Procesadora Regional S.A. (former Universal Processing Center S.A.) to be accounted for as a business combination applying the purchase method, recognizing all net assets acquired at their fair value.

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

As of December 31, 2011 and 2010 we had a balance of Ps.346,9 million and 465.6 million related to the negative goodwill.

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

As of December 31, 2010 and 2009, we had tax loss carryforwards, which may reduce future year’s taxable income for income tax purposes. Such tax loss carryforwards have been consumed as of December 31, 2011.

In addition, according to the taxable income projections, we believe that is more likely than not that it will recover the temporary differences and the presumed minimum income tax, with future taxable income and the presumed minimum income tax will be utilized during the following years 2012 and 2013. Therefore, no valuation allowance was provided against presumed minimum income tax.

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

Summary

As a result of the above and other differences, our net income and shareholders’ equity under Argentine Banking GAAP and U.S. GAAP for the periods indicated were as follows:

	Net Income (Loss)		Shareholders’ Equity (Deficit)
	Argentine Banking GAAP	U.S. GAAP	Argentine Banking GAAP	U.S. GAAP
	(in millions of Pesos)
Fiscal Year 2011	1,106.9	866.7	3,551.6	3,876.1
Fiscal Year 2010	408.9	2,293.6	2,469.5	2,997.1
Fiscal Year 2009	229.3	770.2	2,052.5	1,236.3

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

•

The difference between the consideration transferred for the acquisition of Compañía Financiera Argentna S.A. and Cobranzas y Servicicios S.A. and the fair value of the assets acquired and liabilities assumed was recognized as a gain in earnings on the acquisition date. Instead, under Argentine Banking GAAP, such difference was recorded in the line item Liabilities-Provisions.

Pursuant to the Argentine Central Bank regulations, the negative goodwill has to be charged to Income with regard to the causes that have originated it, not to exceed a 60-month straight-line method amortization.

•

The recognition of the Deferred Income Taxes under U.S. GAAP due to the fact that we consider that it is more likely than not that it will the temporary differences and the presumed minimum income tax, with future taxable income. In addition, according to the taxable income projections, we estimated that the presumed minimum income tax will be utilized during the following years 2012 and 2013. Therefore, no valuation allowance was provided against presumed minimum income tax. The significant differences that result between net income under U.S. GAAP and net income under Argentine Banking GAAP primarily reflect that under U.S. GAAP:

•

The difference between the consideration transferred for the acquisition of CFA and Cobranzas y Servicios S.A. and the fair value of the assets acquired and liabilities assumed was recognized as a gain in earnings on the acquisition date. Instead, under Argentine Banking GAAP, the negative goodwill is charged to Income on a straight-line basis during 60 months.

The recognition of the Deferred Income Taxes under U.S. GAAP due to the fact that we consider that it is more likely than not that it will the temporary differences and the presumed minimum income tax, with future taxable income. In addition, according to the taxable income projections, we estimated that the presumed minimum income tax will be utilized during the following years 2012 and 2013. Therefore, no valuation allowance was provided against presumed minimum income tax.

Results by Segments

Our segment disclosures for the years ended December 31, 2011, 2010 and 2009 are presented on a basis that corresponds with our internal reporting structure, considering the banking business as one single segment that is evaluated regularly by our management in deciding how to allocate resources and in assessing performance of our business.

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

•	Regional Credit Cards: our regional credit cards business segment represents the accounts of Tarjetas Regionales consolidated with its subsidiaries.

•	CFA: the CFA business segment primarily extends unsecured personal loans to low and middle-income segments of the Argentine population.

•	Insurance: our insurance business segment represents the accounts of Sudamericana and its subsidiaries.

•	Other Grupo Businesses: this segment includes the results of Net Investment, Galicia Warrants, GV Mandataria and Galval.

Our results by segments are shown in Note 31 to our audited consolidated financial statements. Below is a discussion of our results of operations by segments for the years ended December 31, 2011, December 31, 2010 and December 31, 2009.

Banking

The table below shows the results of our banking business segment.

	As of December 31,
In millions of Pesos, except percentages	2011	2010	2009
Net Financial Income	2,362.5	1,428.0	1,144.2
Net Income from Services	1,095.5	880.6	727.9

Net Operating Revenue	3,458.0	2,308.6	1,872.1

Provisions for Loan Losses	494.1	307.2	388.7
Administrative Expenses	2,302.4	1,693.1	1,321.8

Net Operating Income	661.5	308.3	161.6

Income from Equity Investments
Tarjetas Regionales SA	347.0	270.5	133.0
Compañía Financiera Argentina S.A.(*)	315.0	133.3	—
Sudamericana	11.3	4.0	3.4
Others	17.7	13.7	13.1

Income from Equity Investments	691.0	421.5	149.5

Other Income (Loss)	80.5	(260.6)	(139.3)

Pre-tax Income	1,433.0	469.1	171.8

Income Tax Provision	325.7	—	—

Net Income	1,107.3	469.1	171.8

Net Income as a % of Grupo Financiero Galicia’s Net Income	100%	115%	75%
Average Loans	19,608.3	12,818.6	8,959.4
Average Deposits	25,146.8	18,112.0	14,765.9

(*)	Includes amortization of negative goodwill.

This segment recorded Ps1,107.3 million net income for the fiscal year ended December 31, 2011, a Ps.638.2 million increase as compared to Ps.469.1 million for the fiscal year ended December 31, 2010, which in turn was Ps.297.3 million more than the Ps.171.8 million for the fiscal year ended December 31, 2009.

The increase in net income for the fiscal year ended December 31, 2011 was partially attributable to i) a significant increase in the volume of financial intermediation with the private sector and ii) an improved efficiency ratio, because the increase in net operating income was higher than the increase in administrative expenses, in each case as compared to the fiscal year ended December 31, 2010. In addition, net income for the fiscal year 2011 also included Ps.215.9 million which corresponded to CFA’s income, as compared to Ps.83.6 million of CFA’s income for the fiscal year ended December 31, 2010, as well as Ps.99.1 million corresponding to the amortization of the negative goodwill from the acquisition of such company, as compared to Ps.49.6 million for the fiscal year ended December 31, 2010, in each case due to the fact that CFA’s income was included into Banco Galicia’s balance sheet on July 1, 2010.

In addition, the increase in net income for the fiscal year ended December 31, 2011 was also the result of a Ps.1,149.4 million increase in net operating revenue, an increase in other income for Ps.331.9 million and a Ps.278.8 million increase in income from equity investments, in each case as compared to the fiscal year ended December 31, 2010. This increase was partially offset by an increase from the fiscal year ended December 31, 2010 to the fiscal year ended December 31, 2011 in administrative expenses in the amount of Ps.609.3 million, income taxes in the amount of Ps.325.7 million and provisions for loan losses in the amount of Ps.186.9 million. The increase in net income for the fiscal year ended December 31, 2010 was mainly attributable to the increase of Ps.436.5 million in net operating revenue, the Ps.272.0 million increase in income from equity investments and the decrease in provisions for loan losses of Ps.81.5 million, as compared to the fiscal year ended December 31, 2009. These variations were partially offset by an increase from the fiscal year ended December 31, 2009 to the fiscal year ended December 31, 2010 in both administrative expenses in the amount of Ps.371.3 million and in miscellaneous net losses in the amount of Ps.121.3 million.

Net income from services was Ps.1,095.5 million for the fiscal year ended December 31, 2011, as compared to Ps.880.6 million for the fiscal year ended December 31, 2010, a 24.4% increase, which was in turn 21.0% higher than the Ps.727.9 million for the fiscal year ended December 31, 2009. These increases, which were in line with the growth exhibited by the general Argentine financial market, can be mainly attributed to the significant growth in the volume of transactions together with the increase in the price of certain services.

Provisions for loan losses and other receivables were Ps.494.1 million for the fiscal year ended December 31, 2011 as compared to Ps.307.2 million for the fiscal year ended December 31, 2010, an increase of Ps.186.9 million. Such provisions for the fiscal year ended December 31, 2010, were Ps.81.5 million lower than those for the fiscal year ended December 31, 2009. The increase during the fiscal year ended December 31, 2011 was due to the increase in the size of the loan portfolio and the amount of provisioning for the non-accrual loan portfolio with allowances for loan losses. In the fiscal year ended December 31, 2011, default ratios were lower as compared to the fiscal year ended December 31, 2010. In turn, the decrease during the fiscal year ended December 31, 2010 was due to the improvement experienced by the loan portfolio within a favorable economic environment.

Administrative expenses were Ps.2,302.4 million for the fiscal year ended December 31, 2011, as compared to Ps.1,693.1 million for the fiscal year ended December 31, 2010, representing a 36.0% increase. Such expenses for the fiscal year ended December 31, 2010 were 28.1% higher than the Ps.1,321.8 million for the fiscal year ended December 31, 2009. These increases were mainly attributable to higher personnel expenses and other administrative expenses.

For the fiscal years ended December 31, 2011 and 2010, the increases in personnel expenses (salaries, Argentine social security contributions and expenses related to personnel services), as compared to the previous fiscal year, were mainly attributable to the salary increase agreed upon with the union and an increase in Banco Galicia’s staff, which increased 6.5% in the fiscal year ended December 31, 2011 and 3.1% in the fiscal year ended December 31, 2010. In addition, the increase in other administrative expenses was mainly attributable to the higher level of activity, the geographic expansion of Banco Galicia and the higher inflation rate during that period.

Income from equity investments was Ps.691.0 million for the fiscal year ended December 31, 2011 as compared to Ps.421.5 million and Ps.149.5 million for the fiscal years ended December 31, 2010 and 2009, respectively. The increase in income from equity investments for the fiscal year ended December 31, 2011 was mainly attributable to: i) the higher net income from CFA which was Ps.215.9 million for the fiscal year ended December 31, 2011 as compared to Ps.83.6 million for the fiscal year ended December 31, 2010 and ii) the amortization of the negative goodwill stemming from the acquisition of CFA and Cobranzas y Servicios since these profits amounted to Ps. 49.6 million in the fiscal year ended December 31, 2010, while they amounted to Ps.99.1 million in the fiscal year ended December 31, 2011. The variation was due to the fact that CFA was only included on Banco Galicia’s balance sheet for the second half of 2010 and because of the increase that resulted from Banco Galicia’s Ps.76.6 million equity investment in Tarjetas Regionales.

The increase in income from equity investments for the fiscal year ended December 31, 2010 was mainly attributable to: i) the incorporation in the third quarter of 2010 of the results of operations of CFA (net of results from transactions not involving third parties) into those of Banco Galicia, which during the second half of the fiscal year ended December 31, 2010 amounted to Ps.83.6 million, and the accrual of negative goodwill generated by the purchase of CFA in the amount of Ps.49.6 million and ii) the income that resulted from Banco Galicia’s equity investment in Tarjetas Regionales of Ps.270.5 million.

Miscellaneous net income was Ps.80.5 million for the fiscal year ended December 31, 2011, as compared to miscellaneous net losses of Ps.260.6 million and Ps.139.3 million for the fiscal years ended December 31, 2010 and 2009, respectively. The gain for the fiscal year ended December 31, 2011 was mainly attributable to the financial income from margin requirements in connection with repurchase agreement transactions totaling Ps.52.2 million. The loss for the fiscal year ended December 31, 2010 was mainly attributable to the amortization of the total amount of deferred losses from amparo claims of Ps.281.0 million and the loss for the fiscal year ended December 31, 2009 was mainly attributable to the amortization of deferred losses from amparo claims of Ps.109.3 million.

The income tax charge during the fiscal year ended December 31, 2011 was Ps.325.7 million, since Banco Galicia started to accrue this charge in this fiscal year.

Regional Credit Cards

The table below shows the results of our regional credit cards business segment.

	As of December 31,
In millions of Pesos, except percentages	2011	2010	2009
Net Financial Income	701.6	503.4	375.5
Net Income from Services	1,571.1	1,040.1	737.0

Net Operating Revenue	2,272.7	1,543.5	1,112.5

Provisions for Loan Losses	270.4	199.5	250.8
Administrative Expenses	1,402.1	905.0	621.9

Net Operating Income	600.2	439.0	239.8

Other Income (Loss)	141.2	101.7	54.9
Minority Interests	(106.4)	(78.4)	(32.6)

Pre-tax Income	635.0	462.3	262.1

Income Tax Provision	287.9	191.8	129.1

Net Income	347.1	270.5	133.0

Net Income as a % of Grupo Financiero Galicia’s Net Income	31%	66%	58%
Average Loans	5,087.5	3,341.8	2,402.5

In fiscal year 2011, the business segment of the Regional Credit Card Companies recorded net income of Ps.347.1 million, as compared to Ps.270.5 million for the fiscal year ended December 31, 2010, representing a 28.3% increase. Net income for the fiscal year ended December 31, 2010 was 103.4% higher than that of the fiscal year ended December 31, 2009, which amounted to Ps.133.0 million.

During fiscal year 2011, with the purpose of achieving a better corporate structure, Banco Galicia and its subsidiaries have made a series of changes in its organizational structure. This reorganization was carried out between companies under common control. Therefore, this reorganization did not have any impact on the financial conditions and results as of the fiscal year ended December 31, 2011. It is worth mentioning that on July 1, 2010, 5% of the results of operations of CFA were consolidated with those of the Regional Credit Card Companies along with the accrual of negative goodwill generated by the acquisition of CFA. See Item 8. “Financial Information -Significant Changes”.

The increase in income corresponding to the Regional Credit Card Companies for the fiscal year ended December 31, 2011 was mainly attributable to an increase in net operating revenues of Ps.729.2 million. This increase was partially offset by increases of Ps.497.1 million in administrative expenses, Ps.96.1 million in income tax provision and Ps.70.9 million in loan loss provisions. During the fiscal year ended December 31, 2010 the increase in income was mainly attributable to an increase in net operating revenue of Ps.431.0 million, a decrease in loan loss provisions of Ps.51.3 million and an increase in other income of Ps.46.8 million. This increase was partially offset by higher administrative expenses of Ps.283.1 million and a higher income tax provision of Ps.62.7 million.

The Regional Credit Card Companies experienced growth in the following key indicators during the fiscal year ended December 31, 2011, as compared to the fiscal year ended December 31, 2010:

•	average statements issued: 13.4% growth between December 31, 2011 and December 31, 2010, reaching an annual average of 2.3 million customers;

•	increase in retail sales: 41.2%, from Ps13,110 million as of December 31, 2010 to Ps.18,512 million as of December 31, 2011;

•	increase in loan portfolio: 47.2%, amounting to Ps.6,564 million during the fiscal year ended December 31, 2010;

•	increase in the number of purchase transactions: 14.2%, reaching 101.7 million during the fiscal year ended December 31, 2011; and

•	increase in the size of the distribution network: 10%, reaching a total of 241 service centers as of December 31, 2011.

The Regional Credit Card Companies’ distribution network reached 241 service centers in Argentina, representing an increase of 10% during the year. Tarjeta Naranja opened 18 branches, 11 located in Greater Buenos Aires and two in the Autonomous City of Buenos Aires, while the other openings increased its regional presence in the country. Tarjetas Cuyanas opened 4 new branches in Río Negro, Neuquén, Tucumán and Mendoza.

The Regional Credit Card Companies employed 5,507 employees as of December 31, 2011, which represents a 17.2% increase over the employee total for the fiscal year ended December 31, 2010.

The increase in the Regional Credit Card Companies’ provisions for loan losses from Ps.199.5 million for the fiscal year ended December 31, 2010 to Ps.270.4 million for the fiscal year ended December 31, 2011 was mainly related to the significant growth recorded in their financing portfolio together with an increase in the coverage. During fiscal year ended December 31, 2011 the Regional Credit Card Companies maintained low default rates. The decrease in the Regional Credit Card Companies’ provisions for loan losses from Ps.250.8 million for the fiscal year ended December 31, 2009 to Ps.199.5 million for the fiscal year ended December 31, 2010 was mainly attributable to the improvements in the credit card sector (due to the application of higher creditworthiness standards to potential customers) and increased rates of collection (due to technological and organizational advances), in the context of a more favorable economic environment.

The increases in administrative expenses in fiscal years ended December 31, 2011 and 2010 were mainly attributable to the increased level of activity among the Regional Credit Card Companies, increased inflation and geographical expansion.

In fiscal years 2011 and 2010, miscellaneous net income mainly reflected loans recovered.

CFA

The table below sets forth the results of operations of CFA’s business segment:

	As of December 31,
In millions of Pesos, except percentages	2011	2010(*)
Net Financial Income	655.5	282.0
Net Income from Services	36.0	25.9

Net Operating Revenue	691.5	307.9

Provisions for Loan Losses	78.9	44.8
Administrative Expenses	373.5	159.2

Net Operating Income	239.1	103.9

Other Income (Loss)	94.5	37.5

Pre-tax Income	333.6	141.4

Income Tax Provision	111.1	51.2

Net Income	222.5	90.2

Net Income as a % of Grupo Financiero Galicia’s Net Income	20%	22%
Average Loans	1,523.0	640.4
Average Deposits	289.4	116.5

(*)	Results of operations correspond to the second half of the fiscal year ended December 31, 2010, subsequent to Banco Galicia’s acquisition of CFA.

CFA is a leading non-bank financial institution that engages in retail lending and focuses on the area of unsecured personal loans within Argentina.

CFA customers are characterized by a limited relationship with traditional banks and a desire for quick and easy access to credit. CFA’s customers usually belong to the lower and middle-class sectors of the Argentine economy. “Efectivo Sí,” the leading brand of CFA, has an especially strong presence in Greater Buenos Aires.

The important growth in the net income was due the fact that CFA was incorporated to the income statement of Banco Galicia on July 1, 2010.

As of December 31, 2011, CFA had 486,000 clients, 1,118 employees, 59 branches and 36 customer service centers. It had net loans to the private sector of Ps.1,654.5 million and a net worth of Ps.933.6 million. As of December 31, 2010, CFA had 470,000 clients, 1,160 employees, 59 branches and 36 customer service centers located throughout Argentina. It had net loans to the private sector of Ps.1,192.8 million and a net worth of Ps.768.7 million.

CFA’s net income for the fiscal year ended December 31, 2011 amounted to Ps 222.5 million, as a consequence of net operating revenues of Ps.691.5 million and other income of Ps.94.5 million. These results were partially offset by: i) administrative expenses of Ps.373.5 million; ii) loan loss provisions of Ps.78.9 million; and iii) an income tax provision of Ps.111.1 million.

Net income for the second half of 2010 amounted to Ps.90.2 million, as a consequence of net operating revenues of Ps.307.9 million and other income of Ps.37.5 million. These results were partially offset by losses arising from: i) administrative expenses of Ps.159.2 million; ii) loan loss provisions of Ps.44.8 million; and iii) income tax provision of Ps.51.2 million.

Insurance

The table below shows the results of our insurance business segment.

	As of December 31,	As of September 30,
In millions of Pesos, except percentages	2011	2010	2009
Net Financial Income	47.5	28.7	28.5

Net Operating Revenue	47.5	28.7	28.5

Administrative Expenses	103.2	56.2	42.9

Net Operating Income	(55.7)	(27.5)	(14.4)

Other Income (Loss)	199.0	75.1	55.3

Pre-tax Income	143.3	47.6	40.9

Income Tax Provision	50.3	16.3	14.1

Net Income	93.0	31.3	26.8

Net Income as a % of Grupo Financiero Galicia’s Net Income	8%	8%	12%

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

The significant increase in net income recorded by the insurance segment during the fiscal year ended December 31, 2011 responds to the increase of premiums earned, which were mainly the result of Galicia Seguros’ performance through group life insurance, home insurance and accidental, death and dismemberment insurance sold through Banco Galicia and the Regional Credit Card Companies. The sales call center (customer contact center) helped to achieve such growths.

During 2011, 2010 and 2009, acquisition costs grew following the increases in underwritten premiums, while increases in administrative expenses were mainly due to the fact that a part of the value added tax is recorded at cost (certain life insurance products are exempt from such tax but the fees paid to the brokers and other expenses related thereto are subject to such tax) and to the salary increases and increases in other expenses within an inflationary context. It is important to note that during the three years the claims ratio have remained practically at the same level.

Combined income of the insurance companies controlled by Sudamericana in the life, retirement and property insurance business during the fiscal year ended December 31, 2011 amounted to Ps.608.5 million.

As of December 31, 2011, these companies had approximately 5.6 million insured under all their lines of business.

Other Grupo Businesses

This segment includes the results of Net Investment, Galicia Warrants, Galval and GV Mandataria.

In fiscal year 2011, the segment recorded a Ps.0.7 million net loss, compared to a Ps.2.0 million net loss in fiscal year 2010 and Ps.2.3 million in net income in fiscal year 2009. In fiscal year 2011, GV Mandataria recorded Ps.0.7 million losses attributable to a change in the cost structure of the company. Galval recorded Ps.4.6 million losses due to the fact that income from services was lower than administrative and commercial expenses. These results were partially offset by a Ps.4.6 million net income from Galicia Warrants.

In fiscal year 2010, this segment’s results were attributable to the net loss of Galval and Net Investment of Ps.4.0 million and Ps.0.1 million, respectively, partially offset by Ps.2.0 million and Ps.0.1 million attributable to Galicia Warrants’s and GV Mandataria’s net income, respectively.

In fiscal year 2009, this segment’s results were attributable to the net income of Galicia Warrants and GV Mandataria of Ps.7.7 million and Ps.0.1 million, respectively, partially offset by losses of Ps.4.7 million and Ps.0.8 million corresponding to Galval and Net Investment, respectively.

Consolidated Assets

The structure and main components of our consolidated assets as of the dates indicated were as follows:

	As of December 31,
	2011		2010		2009
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Cash and Due from Banks	6,418.9	12.5	5,645.6	15.8	3,696.3	13.4
Government and Corporate Securities	5,230.9	10.2	2,278.0	6.4	3,920.4	14.2
Loans	30,904.5	60.4	21,353.8	59.8	13,477.9	48.8
Other Assets	8,638.7	16.9	6,430.7	18.0	6,507.8	23.6

Total	51,193.0	100.0	35,708.1	100.0	27,602.4	100.0

Of our Ps.51,193.0 million total assets as of December 31, 2011, Ps.50,657.6 million, equivalent to 99.0% of the total, corresponded to Banco Galicia on a consolidated basis. The remaining 1.0% was attributable mainly to Sudamericana on a consolidated basis (Ps.390.4 million). The composition of our assets shows an increase in the participation of the line items “Loans” and “Government and Corporate Securities”, to the detriment of “Cash and Due from Banks” and “Other Assets”.

The item “Cash and Due from Banks” included cash for Ps.2,310.5 million, balances held at the Argentine Central Bank for Ps.3,979.1 million and balances held in correspondent banks for Ps.129.3 million. The balance held at the Argentine Central Bank and part of the cash are used for meeting the minimum cash requirements set by the Argentine Central Bank.

Our holdings of government and corporate securities as of December 31, 2011 amounted to Ps.5,230.9 million, of which Ps.5,227.7 million were government securities. Our holdings of government and corporate securities are shown in more detail in Item 4. “Information on the Company-Selected Statistical Information-Government and Corporate Securities”.

Our total net loans amounted to Ps.30,904.5 million, of which Ps.30,881.0 million corresponded to Banco Galicia (including the Regional Credit Card Companies’ portfolios) and the remaining amount to secured loans held by Sudamericana. For more information on Banco Galicia’s and CFA’s loan portfolio, see Item 4. “Information on the Company-Selected Statistical Information-Loan Portfolio”.

The “Other Assets” item mainly includes the following items recorded in our balance sheet under “Other Receivables Resulting from Financial Brokerage”, unless otherwise noted:

•	Ps.1,920.6 million recorded under “Bank Premises and Equipment”, “Miscellaneous Assets” and “Intangible Assets”.

•	Ps.538.8 million corresponding to our holdings of debt securities and participation certificates issued by the Galtrust I Financial Trust, resulting from the securitization of loans to the provincial public sector in late 2000.

•	Ps.617.3 million of forward purchases of Bonar 2015 Bonds in connection with repurchase agreement transactions (including the corresponding security margins recorded as “Miscellaneous Receivables” in the balance sheet).

•	Ps.593.1 million corresponding to “Receivables from Financial Leases”.

•	Ps.186.4 million corresponding to the minimum presumed income tax recorded under “Miscellaneous Receivables”.

•	Ps.452.6 million corresponding to balances deposited at the Argentine Central Bank as guarantees in favor of clearing houses.

•	Ps.671.3 million corresponding to participation certificates in, and debt securities of, different financial trusts, created by Banco Galicia or by third parties.

•	Ps.146.7 million corresponding to holdings of the participation certificate in, and debt securities of, the special fund (referred to as “Special Fund Former Almafuerte Bank”) jointly formed by Banco Galicia with other private-sector banks in order to facilitate the recovery of the assets of former Almafuerte Bank.

•	Ps.661.5 million corresponding to miscellaneous receivables.

•	Ps.1,502.7 million corresponding to repurchase agreement transactions.

•	Ps.231.4 million corresponding to debt securities.

•	Ps.56.2 million corresponding to equity investments.

The “Other Assets” item increased 34.3% as compared to fiscal year 2010, mainly as a consequence of: i) Ps.1,322.5 million corresponding to reverse repurchase agreement transactions and ii) Ps.437.0 million corresponding to an increase in “Bank Premises and Equipment”, “Miscellaneous Assets” and “Intangible Assets”.

Exposure to the Argentine Public Sector

The following table shows our total net exposure to the Argentine public sector as of December 31, 2011, 2010 and 2009. This exposure mainly consisted of exposure of Banco Galicia.

	As of December 31,
	2011	2010	2009
	(in millions of Pesos)
Net Position in Government Securities	4,397.0	3,111.7	4,933.0

Trading and Investment Accounts	3,617.3	2,469.6	1,810.5
Boden 2012 Bonds	—	—	1,906.9
Nobac 2010	—	—	269.9
Bonar 2015 Bonds	779.7	642.1	323.7
Discount Bonds in Pesos and GDP-Linked Negotiable Securities	—	—	622.0

Loans	24.6	24.6	25.4

Financial Sector	—	—	—
Secured Loans and Others	24.6	24.6	25.4

Other Receivables Resulting from Financial Brokerage	855.5	808.2	924.6

Trusts’ Certificates of Participation and Securities	853.0	807.0	923.7

Other	2.5	1.2	0.9

Total Assets (1)	5,277.1	3,944.5	5,883.0

(1)	Does not include deposits with the Argentine Central Bank, which constitute one of the items by which Banco Galicia complies with the Argentine Central Bank’s minimum cash requirements.

As of December 31, 2011, our total exposure to the public sector amounted to Ps.5,277.1 million. Excluding Banco Galicia’s holding of debt securities issued by the Argentine Central Bank (Ps.3,536.7 million, Ps.2,393.0 million and Ps.1,953.7 million, for fiscal years 2011, 2010 and 2009, respectively), net exposure to the non-financial public sector increased by Ps.188.9 million, or 12.2%, as compared to 2010 and decreased by Ps.2,188.9 million, or 55.7%, as compared to 2009.

As of December 31, 2010, our total exposure to the public sector amounted to Ps.3,944.5 million. The decrease as compared to the previous fiscal year was mainly attributable to the sale of Banco Galicia’s holdings of Boden 2012 Bonds and Discount Bonds.

Securitization of Assets

In the normal course of business, our operating subsidiaries use the securitization of assets as a source of funding. The securitization of assets basically involves a company transferring assets to a trust and the trust funding the purchase by issuing securities that are sold to third parties. A trust is a special-purpose entity, not an operating entity; typically, a trust is set up for the single purpose of completing the securitization transaction, has a limited life and no employees. Trust securities can be publicly offered, which is the case in those financial trusts in which Banco Galicia or the Regional Credit Card Companies acted as trustor. See Note 30 to our audited financial statements for a description of the outstanding trusts as of December 31, 2011.

During 2011 and 2010, we did not generate funds through the securitization and sale of on-balance sheet and off-balance sheet loans of Banco Galicia and the Regional Credit Card Companies, while in 2009 we generated funds for an aggregate amount of Ps.40.0 million. No gains or losses were recognized in the sale of these loans. As a result of these securitizations, we retained certain interests in those trusts through senior debt securities and certificates of participation in the amount of Ps.14.5 million.

Funding

Banco Galicia’s and the Regional Credit Card Companies’ and CFA’s lending activities are our main asset-generating businesses. Accordingly, most of our borrowing and liquidity needs are associated with these activities. We also have liquidity needs at the level of our holding company, which are discussed in Item 5. “Operating and Financial Review and Prospects-Item 5.B. “Liquidity and Capital Resources-Liquidity-Holding Company on an Individual Basis”. Our objective is to maintain cost-effective and well diversified funding to support current and future asset growth in our businesses. For this, we rely on diverse sources of funding. The use and availability of funding sources depends on market conditions, both local and foreign, and prevailing interest rates. Market conditions in Argentina include a structurally limited availability of domestic long-term funding.

Our funding activities and liquidity planning are integrated into our asset and liability management and our financial risks management and policies. The liquidity policy of Banco Galicia is described in Item 5. “Operating and Financial Review and Prospects-Item 5.B. “Liquidity and Capital Resources-Banco Galicia’s Liquidity Management” and our other financial risk policies, including interest rate, currency and market risks are described in Item 11. “Quantitative and Qualitative Disclosures about Market Risk”. Our funding sources are discussed below.

Traditionally, our primary source of funding has been Banco Galicia’s deposit taking activity. Although Banco Galicia has access to Argentine Central Bank financing, management does not view this as a primary source of funding in line with our overall strategies discussed herein.

Other important sources of funding have traditionally included issuing Dollar-denominated medium and long-term debt securities issued in foreign capital markets and borrowing from international banks and multilateral credit agencies. After the restructuring of its foreign debt in May 2004 and until the US$300.0 million bond issuance in May 2011, Banco Galicia had not relied on the issuance of new debt securities, and entered into three long term loan agreements with the International Finance Corporation (“IFC”) in 2005, 2007 and 2010 for US$130.0 million, with the purpose of funding long-term loans to SMEs. In addition, Banco Galicia entered into a long-term loan agreement with Netherlands Financierings-Moatschappy Voor Ont Wikkelingslanden N.V. (“FMO”) on December 17, 2010 for US$20.0 million and a long-term loan agreement with the Inter-American Development Bank (“IDB”) on February 15, 2011 for US$30.0 million. In December 2011, Société de Promotion et de Participation pour la Cooperation Economique (Proparco) granted Banco Galicia a US$30 million loan, with a 6 year term, for the financing of investment projects of SMEs mainly active in the agribusiness and export sectors.

Selling government securities under repurchase agreement transactions has been another recurrent source of funding for Banco Galicia. In 2011, the repurchase transactions of government securities decreased Ps.344.8 million (principal and interest) and in 2010 increased Ps.187.0 million (principal and interest). Within its liquidity policy, Banco Galicia considers its unencumbered liquid government securities holdings as part of its available excess liquidity. See Item 5. “Operating and Financial Review and Prospects”-Item 5.B. “Liquidity and Capital Resources-Banco Galicia’s Liquidity Management”.

The Regional Credit Card Companies fund their business through the issuance of debt securities in the local and international capital markets, borrowing from local financial institutions, asset securitization and debt with merchants generated in the ordinary course of business of any credit card issuing company. In 2011, the Regional Credit Card Companies issued notes in an amount equal to Ps.1,466.0 million.

CFA funds its business through the issuance of debt securities in the local market, borrowing from financial institutions and time deposits from institutional investors (insurance companies and mutual funds).

Below is a breakdown of our funding as of the dates indicated:

	December 31,
	2011		2010		2009
	Amounts	%	Amounts	%	Amounts	%
	(in millions of Pesos, except percentages)
Deposits	30,135.1	58.9	22,222.8	62.2	17,039.4	61.7
Current Accounts and Other Demand Deposits	7,203.5	14.1	5,565.7	15.6	3,719.1	13.5
Savings Accounts	8,010.8	15.6	6,362.0	17.8	4,994.7	18.1
Time Deposits	14,150.8	27.6	9,724.9	27.2	7,954.8	28.8
Other Deposits	534.3	1.0	463.2	1.3	248.7	0.9
Interest Payable and Differences in quotation	235.7	0.5	107.0	0.3	122.1	0.4

Debt with Financial Institutions (1)	2,737.2	5.3	2,114.5	5.9	1,480.1	5.4
Domestic Financial Institutions	855.5	1.7	668.3	1.9	322.3	1.2
International Banks and Credit Agencies	1,429.7	2.8	649.5	1.8	548.1	2.0
Repurchases	452.0	0.9	796.7	2.2	609.7	2.2

Notes (Unsubordinated and Subordinated) (1)	4,229.7	8.3	2,041.7	5.7	2,716.6	9.8

Other obligations	10,539.4	20.6	6,859.6	19.2	4,314.0	15.6

Shareholders’ Equity	3,551.6	6.9	2,469.5	6.9	2,052.5	7.4

Total Funding	51,193.0	100.0	35,708.1	100.0	27,602.6	100.0

(1)	Includes accrued interest, quotation differences, and CER adjustment where applicable.

As of December 31, 2011, deposits represented 58.9% of our funding, down from 62.2% as of December 31, 2010 and down from 61.7% as of December 31, 2009. Our deposit base increased 35.6% in 2011 and 30.4% in 2010. In 2011, the increase in deposits of Ps.7,912.3 million was due to the increase in transactional deposits (deposits in current and savings accounts) and time deposits. The increase in 2010 was also the result of an increase in transactional deposits and time deposits. For more information on deposits, see Item 4. “Information on the Company-Selected Statistical Information-Deposits”.

As of December 31, 2011, credit lines from international banks and credit agencies representing Dollar-denominated debt subject to foreign law amounted to Ps.1,429.7 million. Of this total, Ps.1,119.3 million corresponded to trade loans and Ps.256.9 million corresponded to an IFC loan granted to Banco Galicia in 2005 which increased at the end of 2010 with the signing of a new agreement. The increase from Ps.649.5 million as of December 31, 2010 was mainly due to the increase in trade loans.

Our debt securities outstanding amounted to Ps.4,229.7 million (principal and interest) as of December 31, 2011, as compared to Ps.2,041.7 million as of December 31, 2010, and Ps.2,716.6 million as of December 31, 2009. Of our debt securities outstanding at the end of fiscal year 2011, Ps.3,523.2 million (only principal) corresponded to Dollar-denominated debt subject to foreign law and Ps.579.9 million (only principal) corresponded to Peso-denominated debt of the Regional Credit Card Companies structured as notes. As of December 31, 2011, the breakdown of our Dollar-denominated debt was as follows:

•	Ps.1,277,9 million of 2018 notes maturing in 2018 issued by Banco Galicia.

•	Ps.932.9 million of 2019 notes, issued in 2004 and corresponding to new debt of Banco Galicia resulting from the foreign debt restructuring completed in May of such year.

•	Ps.843.8 million of Class XIII notes maturing in 2017 issued by Tarjeta Naranja S.A.

•	Ps.91.4 million and Ps.60.3 million of Class XVI Series I and II notes maturing in 2012 and 2013, respectively, issued by Tarjeta Naranja S.A.

•	Ps.81.2 million and Ps.30.9 million of Class XI Series I and II notes maturing in 2012 and 2013, respectively, issued by Tarjetas Cuyanas S.A.

•	Ps.10.0 million of Series XVIII notes maturing in 2012 issued by Tarjetas Cuyanas S.A.

•	Ps.78.1 million and Ps.109.6 million of Class II Series II and III notes maturing in 2012 and 2013, respectively, issued by Grupo Financiero Galicia.

•	Ps.7.1 million of past due foreign debt included in Banco Galicia’s 2004 debt restructuring, the holders of which did not participate in such restructuring.

The increase in our debt securities outstanding as of December 31, 2011 as compared to December 31, 2010 was mainly a result of: i) the issuance by Banco Galicia of its senior notes due in 2018 for an aggregate principal amount of US$300.0 million and ii) the issuance by Tarjeta Naranja S.A. of its Class XIII senior notes due in 2017 for an aggregate principal amount of US$200.0 million.

The decrease in our debt securities outstanding as of December 31, 2010 as compared to December 31, 2009 was mainly a result of: i) the payment of the last principal installment of the 12.5% 2010 Notes for an aggregate amount of US$34.2 million and ii) the cancellation of 2014 Notes for an aggregate amount of US$194.6 million.

For more information see “-Contractual Obligations” below.

Ratings

The following are our ratings as of the date of this annual report:

LOCAL RATINGS
	Standard & Poor’s	Fitch Argentina	Evaluadora Latinoamericana	Moody’s
Grupo Financiero Galicia S.A.
Rating of Shares	1
Short-/Medium Term Debt (1)			AA-

Banco de Galicia y Buenos Aires S.A.
Counterparty Rating	raAA-
Long-Term Debt (2) (3)	raAA-		A+	Aa3.ar
Subordinated Debt (2) (4)	raA+		A+	Aa3.ar
Deposits (Long Term / Short Term)	raAA- / raA-1+
Deposits (Local Currency / Foreign Currency)				Aa2.ar / Ba1.ar
Trustee				TQ1(-).ar

Tarjeta Naranja S.A.
Medium-/Long-Term Debt (2) (5)		AA(arg)
Short-Term Debt (2) (6)		A1+(arg)

Tarjetas Cuyanas S.A.
Long-Term Debt (2) (7)		AA-(arg)
Short-Term Debt (2) (8)		A1(arg)

CFA S.A.
Long-Term Debt (9)		AA (arg)		Aa2.ar
Short-Term Debt (10)		A1+(arg)		Aa2.ar
Deposits (Local Currency / Foreign Currency)				Aa2.ar / Ba1.ar

INTERNATIONAL RATINGS

Banco de Galicia y Buenos Aires S.A.
Long-Term Debt (2) (3)	B			B2

Tarjeta Naranja S.A.
Medium-/Long-Term Debt (2) (11)		B

Tarjetas Cuyanas S.A.
Long-Term Debt (2) (12)		B

(1)	Class II Series II and III notes.
(2)	See “-Contractual Obligations”.
(3)	Class I notes due in 2018.
(4)	Subordinated notes due in 2019.
(5)	Class XIII, Class XIV Series II, Class XV Series II and Class XVI Series I and II notes.
(6)	Class XIV Series I and Class XV Series I notes.
(7)	Series XVIII, Class V Series II and Class VI Series I and II notes.
(8)	Class IV and Class V Series I notes.
(9)	Class III Series II, Class IV Series II and Class V Series II notes.
(10)	Class V Series I notes.
(11)	Class XIII notes.
(12)	Series XVIII notes.

Debt Programs

On March 9, 2009, Grupo Financiero Galicia’s shareholders, during the ordinary shareholders’ meeting, and the board of directors of Grupo Financiero Galicia (“the Board of Directors”) created a global short-, medium- and long-term notes program, for a maximum outstanding amount of US$60 million. This program was authorized pursuant to Resolution No. 16,113 of April 29, 2009 of the CNV. On March 16, 2009 and on April 24, 2009, the Board of Directors approved the terms and conditions of the issuance of the Class I, Series I and Series II notes.

Within the program, on June 4, 2009 Grupo Financiero Galicia issued two series of bonds for a total amount of US$45 million, with the following characteristics: (i) US$34.4 million of non-interest bearing Class I, Series I notes, due on May 30, 2010, this bond was issued at a price of 92.68/100 and with a yield of 8%; and (ii) US$10.6 million of 12.5% Class I, Series II notes, due on May 25, 2011, this bond was issued at a price of 103.48/100 with a yield of 10.5%. Interest on the notes described in (ii) was paid semiannually.

On April 14, 2010, our shareholders held an ordinary and extraordinary shareholders’ meeting during which they approved an increase of US$40 million in the amount of the global program of simple short-, medium- and/or long- term notes. Therefore, the maximum amount of the program, which was originally set at US$60 million or its equivalent in any other currency, was increased to US$100 million or its equivalent in any other currency.

Moreover, during fiscal year 2010, Grupo Financiero Galicia repaid, upon maturity, its Class I, Series I notes, for US$34.4 million and made an offer of notes for a face value of US$45 million. The subscription period ended on June 4, 2010; notes were fully subscribed and Grupo Financiero Galicia decided not to issue Series I, which was planned to be issued at a discount.

On June 8, 2010 Grupo Financiero Galicia issued two series of bonds for a total amount of US$45 million, with the following characteristics: (i) US$18.1 million of 8% Class II, Series II notes, due in 2012, issued at a price of 101.8/100, with a yield of 7% and (ii) US$26.9 million of 9% Class II, Series III notes due in 2013, issued at a price of 101.3/100, with a yield of 8.5%. Interest is payable semiannually.

During 2011, Grupo Financiero Galicia repaid, upon maturity, Class I, Series II notes for US$10.6 million.

Banco Galicia has a program outstanding for the issuance and re-issuance of non-convertible notes, subordinated or non-subordinated, adjustable or non-adjustable, secured or unsecured, with a term from 30 days to up to the current permitted maximum (30 years), for a maximum outstanding face value during the period of such program of up to US$342.5 million. This program was approved by the CNV on November 4, 2005 and the extension of the program was approved by the CNV pursuant to Resolution No. 16,454, dated November 11, 2010. The term of the program is for five years commencing on the date of approval of the extension by the CNV. On May 4, 2011 Banco Galicia issued 8.75% Class I notes due 2018 in the aggregate principal amount of US$300.0 million under this program. These notes are subject to a number of significant covenants, which are subject to important qualifications and exceptions, that, among other things, restrict the ability of (i) Banco Galicia and certain of its subsidiaries to directly or indirectly, create, incur, assume or suffer to exist liens upon its present or future assets to secure any indebtedness and (ii) Banco Galicia to merge, consolidate or amalgamate with or into, or convey or transfer or lease all or substantially all of its properties and assets, whether in one transaction or a series of related transactions.

Tarjeta Naranja S.A. has a program outstanding for the issuance and re-issuance of non-convertible notes, subordinated or non-subordinated, adjustable or non-adjustable, secured or unsecured, with a term from 30 days to up to the current permitted maximum (30 years), for a maximum outstanding face value during the period of such program of up to US$450.0 million. The program was approved by the CNV on April 1, 2011. As of December 31, 2011, debt for a principal amount outstanding of US$274.3 million had been issued under the program. Tarjeta Naranja S.A.’s program contains certain restrictions on liens, subject to the provisions established in the applicable pricing supplement with respect to each class and/or series of notes, so long as any note issued under such program remains outstanding. Certain notes issued under Tarjeta Naranja S.A.’s program are subject to covenants that limit the ability of Tarjeta Naranja S.A. and certain of its subsidiaries, subject to important qualifications and exceptions, to pay dividends on its capital stock or redeem, repurchase or retire its capital stock or subordinated indebtedness, make certain restricted payments, and consolidate, merge or transfer assets, among others.

Tarjetas Cuyanas S.A. has a program outstanding with the same characteristics, for a maximum outstanding face value during the period of such program of up to US$120.0 million. The CNV approved the program on May 2, 2007 and approved the increase of its maximum outstanding face value to up to US$120.0 million on April 6, 2010. As of December 31, 2011, debt for a principal amount outstanding of US$58.9 million had been issued under this program.

CFA has a program outstanding for the issuance of ordinary short, medium or long term, secured or unsecured, subordinated or non-subordinated notes, for a maximum outstanding face value during the period of such program of up to Ps.200.0 million. The CNV approved this program on August 3, 2006, and approved an increase of its maximum outstanding face value to up to Ps.500.0 million on March 19, 2008.

On January 27, 2011 the CNV approved an extension of the program and the increase of its maximum outstanding face value to up to US$250.0 million. On March 28, 2011 CFA issued debt in the aggregate principal amount of Ps.100.0 million, on July 19, 2011 CFA issued debt in the aggregate principal amount of Ps.102.0 million and on December 20, 2011 CFA issued debt in the aggregate principal amount of Ps.150.0 million under its program.

Contractual Obligations

The table below identifies the principal amounts of our main on balance-sheet contractual obligations, their currency of denomination, remaining maturity and interest rate and the breakdown of payments due, as of December 31, 2011.

	Maturity	Annual Interest Rate	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Grupo Financiero Galicia
Bonds
Notes Class II Series II Due 2012 (US$)	2012	8.00%	78.1	78.1	—	—	—
Notes Class II Series III Due 2013 (US$)	2013	9.00%	109.6	—	109.6	—	—
Loans
Short-term Loans (Pesos)	2012	27.28%	19.6	19.6	—	—	—

Banco Galicia
Deposits
Time Deposits (Pesos/US$)	Various	Various	14,400.2	9,235.9	3,601.0	1,424.4	138.9
Bonds
2019 Notes (US$) (1) (2)	2019	11.00%	984.4	—	—	—	984.4
9% Notes Due 2003 (US$) (3)	2003	9.00%	13.6	13.6	—	—	—
Fixed Rate Due 2018 (US$)	2018	8.75%	1,304.3	26.4	—	—	1,277.9
Loans
Floating Rate Loans Due 2019 (US$) (1) (4)	2019	Libor + 578 b.p.	11.2	—	—	—	11.2
IFC Financial Loans (US$)	Various	Libor + 350 b.p.	256.9	106.3	118.2	32.4	—
Other Financial Loans (US$) (5)	2012	Various	1,162.9	1,145.2	17.7	—	—
IDB Financial Loans (Pesos)	Various	Various	40.1	10.9	16.2	9.7	3.3
Fontar Financial Loans (Pesos)	Various	Various	34.8	12.5	14.3	6.5	1.5
BICE Financial Loans (Pesos)	Various	Various	21.0	6.5	10.6	3.9	—
BICE Financial Loans (US$)	Various	Various	52.6	10.4	19.5	9.7	13.0
Short-term Intrebank Loans (Pesos)	2012	9.76%	15.0	15.0	—	—	—
Repurchases (US$) (6)	2012	Various	452.0	452.0	—	—	—

Tarjetas Regionales
Financial Loans with Local Banks (Pesos)	Various	Various	484.2	420.5	63.7	—	—
Notes (Pesos/US$)	Various	Various	1,448.9	434.1	159.3	570.3	285.2

CFA
Local Financing (Pesos)	Various	Various	235.3	196.3	39.0	—	—
Notes (Pesos)	Various	Various	290.0	126.9	163.1	—	—

Total			21,414.7	12,310.2	4,332.2	2,056.9	2,715.4

Principal and interest. Includes the CER adjustment, where applicable.

(1)	Issued in 2004 as part of the restructuring of the foreign debt of Banco Galicia’s Head Office and its Cayman Branch.
(2)	Subordinated Notes Due 2019: Interest paid in cash: 6% per annum from January 1, 2004 until (but not including) January 1, 2014, payable semiannually, on January 1 and July 1 of each year, beginning on July 1, 2004. Unless the notes are previously redeemed, the annual interest rate will increase to 11% per annum from that date until (but not including) January 1, 2019. Interest paid in additional subordinated notes due 2019: 5% per annum from January 1, 2004, to be paid on January 1, 2014 and January 1, 2019. Principal amortizes in full on January 1, 2019, unless the notes are previously redeemed at par plus accrued but unpaid interest, in whole or in part, at Banco Galicia’s option, at any time, in accordance with the terms of the agreements governing such notes.
(3)	The balance represents debt not tendered by its holders to the exchange offered by Banco Galicia to restructure its foreign debt, which was completed in May 2004.
(4)	Interest payable in cash: Libor+78 b.p., per annum from January 1, 2004, until (but not including) January 1, 2014, payable semiannually, on January 1 and July 1 of each year, beginning on July 1, 2004. Unless the loans are previously redeemed, the annual interest rate will increase to Libor+578 b.p. per annum from that date until (but not including) January 1, 2019. Also pays interest in additional subordinated loans, due 2019: 5% per annum from January 1, 2004, to be paid on January 1, 2014 and January 1, 2019. Principal amortizes in full on January 1, 2019 unless the loans are previously redeemed at part plus accrued interest and additional amounts, if any, in whole or in part at Banco Galicia’s option, in accordance with the terms of the agreements governing such loans.
(5)	Borrowings to finance international trade operations to Bank customers.
(6)	Includes premiums.

Off- Balance Sheet Contractual Obligations

Operating Leases

As of December 31, 2011, we also had off-balance sheet contractual obligations arising from the leasing of certain properties used as a part of our distribution network. The estimated future lease payments in connection with these properties are as follows:

(In millions of Pesos)
2012	75.41
2013	85.64
2014	95.48
2015	106.10
2016	116.47
2017 and After	126.16
Total	605.26

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

Standby letters of credit and guarantees granted are conditional commitments issued by Banco Galicia to guarantee the performance of a customer to a third party. Guarantees granted are surety guarantees in connection with transactions between two parties. Acceptances are conditional commitments for foreign trade transactions.

Our exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit, standby letters of credit, guarantees granted and acceptances is represented by the contractual notional amount of those investments.

Our credit exposure related to these items as of December 31, 2011, is summarized below:

December 31,
2011
(in millions of Pesos)
Commitments to Extend Credit	2,553.0
Standby Letters of Credit	403.7
Guarantees Granted	334.0
Acceptances	116.4

In addition to the above commitments, as of December 31, 2011, purchase limits available for credit-card holders amounted to Ps.36,378.7 million.

As of December 31, 2011, main fees related to the above-mentioned commitments were Ps.10.8 million corresponding to standby letters of credit, Ps.7.7 million from guarantees provided and Ps.1.5 million from commitments to extend credit.

The credit risk involved in issuing letters of credit and granting guarantees is essentially the same as that involved in extending loan facilities to customers. In order to grant guarantees to our customers, we may require counter guarantees. As of December 31, 2011, these counter guarantees, classified by type, were as follows:

December 31,
2011
(in millions of Pesos)
Preferred Counter Guarantees	12.7
Other Counter Guarantees	99.7

For more detailed information about off-balance sheet financial instruments, see Note 25 to our audited consolidated financial statements.

Other

We account for checks drawn on us and other financial institutions, as well as other items in the process of collection, such as notes, bills and miscellaneous items, in memorandum accounts until the related item clears or is accepted. In management’s opinion, the risk of loss on these clearing transactions is not significant. The amounts of clearing items in process as of December 31, 2011, were as follows:

December 31, 2011
(in millions of Pesos)
Checks Drawn on Banco Galicia	421.3
Checks Drawn on Other Banks	659.8
Bills and Other Items for Collection	4,716.9

With respect to fiduciary risk, we act as trustee of trust agreements to guarantee obligations arising from various contracts between the parties. As of December 31, 2011, the trust funds amounted to Ps.3,265.7 million.

In addition, we hold securities in custody, which as of December 31, 2011 amounted to Ps.11,825.3 million.

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

U.S. GAAP—Critical Accounting Policies

Additional information in connection with critical accounting policies for U.S. GAAP purposes is described as follows.

Other-than-temporary impairment

Under U.S. GAAP, Argentine government bonds, including Bonar 2015 Bonds, Galtrust I and the investment in Almafuerte Special fund, were classified as available-for-sale securities, and therefore, carried at fair value with changes in the fair value reflected in other comprehensive income for the years ended December 31, 2011 and 2010.

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

As of December 31, 2011 and 2010 the fair value of the securities exceeded their amortized cost. Therefore for U.S. GAAP purposes we concluded that there was no recognition of impairment.

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

A ten percent decrease in the expected cash flows of significant impaired loans individually analyzed, could result in an additional impairment of approximately Ps.4.1 million.

A ten percent increase in the historical loss ratios for loans collectively analyzed could result in an additional impairment of approximately Ps.123.9 million.

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

As of December 31, 2011 and 2010, no impairment was recorded

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

As of December 31, 2010 and 2009, Grupo Financiero Galicia had tax loss carryforwards, which may reduce future year’s taxable income for income tax purposes. Such tax loss carryforwards have been consumed as of December 31, 2011.

In addition, according to the taxable income projections, Grupo Financiero Galicia believes that is more likely than not that it will recover the temporary differences and the presumed minimum income tax, with future taxable income and the presumed minimum income tax will be utilized during the following years 2012 and 2013. Therefore, no valuation allowance was provided against presumed minimum income tax.

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

Banco Galicia exchanged Argentine government bonds denominated in Pesos at 2% due 2014 (Boden 2014 Bonds) with a face value of Ps.683.6 million (recorded in Banco Galicia’s shareholders’ equity in February 2009 within the scope of an exchange transaction of National Secured Loans at market price) for Bonar 2015 Bonds with a face value of Ps.912.7 million.

Under U.S. GAAP, the Bonar 2015 Bonds were considered as available for sale securities and recorded at fair value with the unrealized gains or losses recognized as a charge or credit to equity through other comprehensive income.

Principal Trends

Related to Argentina

We expect the economy to continue growing at a moderate pace in 2012. However, the tempered growth of the global economy and volatile international markets, especially in Europe, will present a challenge for Latin America and the Argentine economy in particular. Consequently, it is possible that the Peso may depreciate as compared to the Dollar. To the extent that current exchange rates are maintained, the prices for the commodities exported by Argentina will be 10% below the 2011 average according to the Commodity Index prepared by the Argentine Central Bank. With respect to domestic risks, rising inflation rates remain the primary risk for the Argentine economy, in addition to the aforementioned external risks. Further, the impact of La Niña on the 2011/2012 agricultural and livestock production may affect GDP growth and domestic demand for goods may decrease in response to the conservative fiscal and monetary policies promoted by the Argentine government.

Related to the Financial System

With respect to the Argentine financial system, it is expected to continue to strengthen its solvency but at lower rates than previous years, as a result of lower growth levels of financial intermediation with the private sector. The ratio of loans to the private sector to GDP should gradually increase, although at much lower rates than those recorded in the years before the 2001-2002 crisis. For this purpose, it will be essential to overcome the difficulties that currently prevent an increase in the average maturity both of deposits and loans.

Income from services will continue to make up a large part of operating income while administrative expenses should grow less than in previous years due to a more challenging economic scenario negatively impacting the pace of the opening of new branches.

A lower GDP growth in 2012 will negatively impact the evolution of the portfolio quality, although the ongoing application of prudential measures and the high levels of allowances for the existing non-accrual loan portfolio should, we believe, at least partially mitigate the effect on net income.

Related to Us

It is expected that the level of activity of all of the subsidiaries of Grupo Financiero Galicia will be consistent with the expectations in this economic context. Given that Banco Galicia is the most significant asset of Grupo Financiero Galicia, we refer to the trends related to Banco Galicia.

In 2012, with the goal of continued improvement of recurring operating results, Banco Galicia will maintain its strategy of increasing its volume of intermediation activities with the private sector, controlling administrative expenses in an effort to improve operational efficiency and maintaining an adequate diversification and risk coverage.

With respect to the evolution of portfolio quality, we expect some deterioration due to both lower GDP and loan portfolio growth. Nevertheless, considering the reserves registered by Banco Galicia (Banco Galicia has a high coverage for the non-accruing portfolio with provisions), it is likely that the impact on the income statement will be limited.

The analysis of these trends should be read in conjunction with the discussion in Item 3. “Key Information– Risk Factors”, and with consideration that the Argentine economy has been historically volatile, which has negatively affected the volume and growth of the financial system.

Item 5.B. Liquidity and Capital Resources

Liquidity—Holding Company on an Individual Basis

We generate our net earnings/losses from our operating subsidiaries, especially Banco Galicia, our main operating subsidiary. Although, from 2002 to 2010 we did not receive any dividends from Banco Galicia, it is the primary source of funds available to us. On April 27, 2011, Banco Galicia’s shareholders held a shareholders’ meeting during which they approved the distribution of cash dividends for a total amount of Ps.100.1 million. During May 2011, according to our participation of 94.84%, we received a cash dividend of Ps.94.9 million. Additionally, during 2011, we received from other subsidiaries cash dividends for Ps.38.9 million and Ps.18.8 million during 2010.

Banco Galicia’s dividend-paying ability had been affected since late 2001 by the effects of the 2001-2002 crisis on its liquidity and income-generation capacity. In addition, there were other restrictions on Banco Galicia’s ability to pay dividends resulting from applicable Argentine Central Bank rules and the loan agreements entered into by Banco Galicia as part of its foreign debt restructuring. See Item 8. “Financial Information-Dividend Policy and Dividends”.

The extent to which a banking subsidiary may extend credit or otherwise provide funds to a holding company is limited by Argentine Central Bank rules. For a description of these rules, see Item 4. “Information on the Company-Argentine Banking Regulation-Lending Limits”.

According to Grupo Financiero Galicia’s policy for the distribution of dividends and due to the fact that most of the profits for fiscal year 2011 correspond to income by holdings and just a fraction corresponds to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations’ Law, and taking as well into consideration Grupo Financiero Galicia’s financial condition at the shareholders’ meeting held on April 19, 2012, our shareholders approved the payment of dividends in cash for Ps.17.8 million, which represents 1.4% for the 1,241,407,017 class “A” and “B” ordinary shares with a face value of Ps.1 each.

Pursuant to the section incorporated after Section 25 of Act No. 23,966, Grupo Financiero Galicia will receive the reimbursement of tax withholdings related to the taxes paid on behalf of the shareholders subject to tax on personal assets as of December 31, 2011.As of December 31, 2011, Grupo Financiero Galicia, on an individual basis, had cash and due from banks of Ps.0.9 million and short-term investments of Ps.59.4 million. Grupo Financiero Galicia’s short-term investments were made up of: (i) special current account deposits of Ps.55.9 million and (ii) investments in mutual funds of Ps.3.5 million.

As of December 31, 2010, Grupo Financiero Galicia, on an individual basis, had cash and due from banks of Ps.0.8 million and short-term investments of Ps.26.5 million. Grupo Financiero Galicia’s short-term investments were made up of: (i) special current account deposits of Ps.24.8 million, (ii) time deposits of Ps.0.5 million, and (iii) investments in mutual funds of Ps.1.2 million.

As of December 31, 2009, Grupo Financiero Galicia, on an individual basis, had cash and due from banks of Ps.3.8 million and short-term investments of Ps.28.7 million. Grupo Financiero Galicia’s short-term investments were made up of: (i) special current account deposits of Ps.3.2 million, (ii) time deposits of Ps.10.6 million, (iii) investments in mutual funds of Ps.1.8 million, (iv) notes issued by companies from abroad of Ps.5.6 million, and (v) ETFs of Ps.7.5 million.

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

On March 9, 2009, our shareholders held the general ordinary shareholders’ meeting during which they approved the creation of a global program for simple notes, not convertible into shares, for a maximum principal amount of US$60.0 million. On June 4, 2009 Series I and Series II notes corresponding to the Class I notes were issued in the amount of US$45.0 million. Series I, with a one-year term, was issued for a principal amount of US$34.4 million and a yield of 8%; Series II, with a two-year term, was issued for a principal amount of US$10.6 million and an annual yield of 10.5%. With the proceeds of these issuances, we proceeded to cancel the funding from local entities.

On April 14, 2010, Grupo Financiero Galicia’s shareholders held the ordinary and extraordinary shareholders’ meeting during which they approved an extension of US$40 million in the amount of the global program of simple short-, medium- and/or long- term notes. Therefore, the maximum amount of the program, which was originally set at US$60.0 million or its equivalent in any other currency, was increased to US$100.0 million or its equivalent in any other currency.

Furthermore, during fiscal year 2010 Grupo Financiero Galicia made an offer of notes for a face value of US$45.0 million. The subscription period for such notes ended on June 4, 2010; the notes were fully subscribed for and Grupo Financiero Galicia decided not to issue the Series I notes, which were planned to be issued at a discount. The cut-off rate for the Series II notes was 101.82%, for a face value of US$18.1 million, equivalent to a 7% annual yield. With respect to the Series III notes, the cut-off rate was 101.28%, for a face value of US$26.9 million, equivalent to an 8.5% annual yield. Accordingly, during fiscal year 2010, Grupo Financiero Galicia repaid, upon maturity, the Class I, Series I notes for US$34.4 million. During 2011, Grupo Financiero Galicia repaid, upon maturity, Class I, Series II notes for US$10.6 million.

Each of our subsidiaries is responsible for their own liquidity management. For a discussion of Banco Galicia’s liquidity management, see “-Banco Galicia’s Liquidity Management-Banco Galicia (Unconsolidated) Liquidity Management”.

Consolidated Cash Flows

Our consolidated statements of cash flows were prepared using the presentation and measurement methods prescribed by the Argentine Central Bank. See our consolidated cash flow statement as of and for the fiscal year ended December 31, 2011, and our revised consolidated cash flow statements as of and for the fiscal years ended December 31, 2010 and December 31, 2009, included in this annual report.

As of December 31, 2011, on a consolidated basis, we had Ps.10,269.8 million in available cash (defined as total cash and cash equivalents), representing a Ps.2,826.3 million increase from the Ps.7,443.5 million as of December 31, 2010. At the end of fiscal year 2010, our available cash (and cash equivalents) had increased in the amount of Ps.2,014.8 million from the Ps.5,428.7 million of available cash (and cash equivalents) at the end of the prior fiscal year.

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

The table below summarizes the information from our consolidated statements of cash flows for the three fiscal years ended December 31, 2011, 2010 and 2009 which is also discussed in more detail below.

	December 31,
	2011	2010 (2)	2009 (2)
	(in millions of Pesos)
Funds (1) at the Beginning of the Fiscal Year	Ps. 7,443.5	Ps. 5,428.7	Ps. 4,795.4

Funds Provided (Used) by Operating Activities	457. 7	2,762.9	1,274.4

- Net (Increase)/Decrease in Government and Private Securities	(245.5)	2,911.0	711.1
- Net (Increase)/Decrease in Loans	(5,012.3)	(4,453.4)	(1,477.4)
- Net Increase/(Decrease) in Deposits	6,219.3	4,181.0	1,836.9
- Other	(503.8)	124.3	203.8

Funds Provided (Used) by Investing Activities	(273.4)	(363.3)	(84.5)

- Payments for bank premises, equipment and miscellaneous assets, net	(258.3)	(133.7)	(76.5)
- Payments for equity investments	(15.1)	(347.2)	(8.0)
- Other	—	117.6	—

Funds Provided (Used) by Financing Activities	2,396.5	(495.9)	(733.3)

- Net Increase/(Decrease) in negotiable obligations	1,547.3	(1,012.3)	(445.9)
- Net Increase/(Decrease) in banks and international entities	757.8	96.5	(188.9)
- Net Increase/(Decrease) in loans from local financial institutions	135.6	430.0	(97.0)
- Other	(44.2)	(10.1)	(1.5)

-Effect of Exchange Rate on Cash and Cash Equivalents	245.5	111.1	176.7

Funds at the End of the Fiscal Year	Ps. 10,269.8	Ps. 7,443.5	Ps. 5,428.7

(1)	Cash and cash equivalents.
(2)	Revised from its original version as mentioned in Note 2 to the Consolidated Financial Statements included in this annual report.

Under Argentine Banking GAAP, our operating activities include the operating results, the origination of loans and other credits to the private sector, as well as raising customer deposits and entering into sales of government securities under repurchase agreement transactions. Our financing activities include issuing bonds in the local and foreign capital markets and borrowing from foreign and local banks and international credit agencies. Our investing activities primarily consist of the acquisition of equity investments and purchasing of bank premises and equipment.

Management believes that cash flows from operations and available cash and cash equivalent balances, will be sufficient to fund our financial commitments and capital expenditures for fiscal year 2012.

Cash Flows from Operating Activities

In fiscal year 2011, net cash provided by operating activities amounted to Ps.457.7 million, due to a Ps.6,219.3 million increase in deposits, corresponding to: (a) an increase of Ps.3,045.6 million in demand deposits and (b) an increase of Ps.3,173.7 million in time deposits, that was partially offset by the increase of Ps.5,012.3 million in loans mainly attributable to our private-sector loan portfolio origination. In addition, net cash was used by other variations in operating assets and liabilities: (i) Ps.245.5 million increase in government and private securities comprised of an increase of Ps.364.5 million in net repurchase agreement transactions and offset by proceeds of Ps.119.0 million from the sale of Argentine Central Bank debt instruments (Nobac and Lebac) and other securities, (ii) Ps.385.4 million of organization and development expenses, and (iii) Ps.118.4 million due to the increase of net other assets and liabilities.

In fiscal year 2010, net cash provided by operating activities amounted to Ps.2,762.9 million. This increase was mainly attributable to the decrease in government and private securities of Ps.2,911.0 related to sales and the collection of amortization and interest on Boden 2012 Bonds for Ps.1,808.6 million, Ps.487.2 million of sales of Discount Bonds, Ps.363.6 million due to the decrease of Argentine Central Bank debt instruments (Nobac and Lebac), Ps.80.7 million of sales of Bonar 2015 Bonds, and a Ps.170.9 million decrease corresponding to other securities. The increase in deposits of Ps.4,181.0 million, corresponding to: (a) an increase of Ps.3,326.9 million in demand deposits and (b) an increase of Ps.854.1 million in time deposits, was offset by the increase of Ps.4,453.4 million in loans mainly attributable to our private-sector loan portfolio origination. In addition, net cash was provided by other fluctuations in operating assets and liabilities of Ps.124.3 million.

In fiscal year 2009, net cash provided by operating activities amounted to Ps.1,274.4 million, due to a Ps.1,836.9 million increase in deposits, corresponding to: (a) an increase of Ps.1,793.9 million in demand deposits and (b) an increase of Ps.43.0 million in time deposits, that was partially offset by the increase of Ps.1,477.4 million in loans mainly attributable to our private-sector loan portfolio origination. In addition, net cash was provided by other variations in operating assets and liabilities: Ps.711.1 million of the decrease in government and private securities attributable to sales and to the collection of amortization and interest on Boden 2012 Bonds for Ps.637.4 million and the decrease of Ps.73.7 million of other securities and Ps.203.8 million due to the decrease of net other assets and liabilities.

Cash Flows from Investing Activities

In fiscal year 2011, net cash used by investing activities amounted to Ps.273.4 million mainly attributable to the acquisition of bank premises and equipment of Ps.165.1 million and miscellaneous assets of Ps.93.2 million. In addition, net cash was used by other fluctuations of Ps.15.1 million corresponding to other investing assets.

In fiscal year 2010, net cash used by investing activities amounted to Ps.363.3 million. Cash equal to Ps.133.7 million was applied to bank premises and equipment and miscellaneous assets and Ps.347.2 million attributable to investments in other companies mainly related to the acquisition of CFA. These amounts were offset by Ps.117.6 million provided by other investing assets.

In fiscal year 2009, net cash used by investing activities amounted to Ps.84.5 million mainly attributable to the acquisition of bank premises and equipment of Ps.42.7 million and miscellaneous assets of Ps.33.8 million. In addition, net cash was used by other fluctuations of Ps.8.0 million corresponding to other investing assets.

Cash Flows from Financing Activities

In fiscal year 2011, financing activities generated cash in the amount of Ps.2,396.5 million due to the issuance of notes and long term foreign credit facilities in the amount of Ps.3,185.0 million and the increase in short-term borrowings of Ps.135.6 million. These amounts were offset by: (a) payments of long-term debt for Ps.879.9 million and (b) a net decrease in others fluctuations of Ps.44.2 million corresponding to other financing activities.

In fiscal year 2010, financing activities used cash in the amount of Ps.495.9 million due to: (a) payments of interest on restructured debt, the payment of two amortization installments on debt due 2010 and the prepayment of Banco Galicia’s 2014 Notes for Ps.1,031.7 million, (b) payments of long-term debt for Ps.421.1 million and (c) a Ps.460.3 million net increase in funds obtained by the Regional Credit Card Companies through the issuance of notes and long term foreign credit facilities, (d) the increase in short-term borrowings of Ps.430.0 million and (e) a Ps 66.6 million net increase in other liabilities corresponding to financing activities.

In fiscal year 2009, financing activities used cash in the amount of Ps.733.3 million due to: (i) a Ps.634.8 million net decrease in long term credit facilities, mainly corresponding to: (a) payments of interest on restructured debt for US$41.4 million, (b) the payment of two amortization installments on debt due 2010 for US$68.4 million, (c) the prepayment of Banco Galicia’s 2014 Notes for US$77.3 million, (d) a decrease of Ps.6.8 million of IFC loans and (e) a Ps.86 million net decrease in funds obtained by the Regional Credit Card Companies through the issuance of notes; and (ii) a Ps. 97.0 million net decrease in borrowings from local banks.

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

As of December 31, 2011, the consolidated gaps between maturities of Banco Galicia’s financial assets and liabilities based on contractual remaining maturity were as follows

	As of December 31, 2011 (1)
	Less than one Year	1 –5 Years	5 –10 Years	Over 10 Years	Total
	(in millions of Pesos, except ratios)
Assets
Cash and Due from Banks	2,475.3	—	—	—	2,475.3
Argentine Central Bank – Escrow Accounts	4,381.8	—	—	—	4,381.8
Overnight Placements	66.0	—	—	—	66.0
Loans – Public Sector	314.9	—	—	—	314.9
Loans – Private Sector	25,488.1	4,424.5	178.6	10.7	30,101.9
Government Securities	3,294.9	778.1	—	—	4,073.0
Notes and Corporate Securities	74.6	34.3	28.3	—	137.2
Financial Trusts	483.2	558.4	147.1	—	1,188.7
Special Fund Former Almafuerte Bank	—	168.0	—	—	168.0
Other Financing	132.2	—	—	—	132.2
Receivables from Financial Leases	229.5	376.7	39.4	1.4	647.0
Other	1,504.8	—	—	—	1,504.8

Total Assets	38,445.3	6,340.0	393.4	12.1	45,190.8

Liabilities
Savings Accounts	7,800.1	—	—	—	7,800.1
Demand Deposits	7,732.9	—	—	—	7,732.9
Time Deposits	14,367.5	18.3	—	—	14,385.8
Notes	535.2	1,838.0	1,565.9	—	3,939.1
International Banks and Credit Agencies	1,248.1	221.7	—	—	1,469.8
Domestic Banks	645.9	198.0	4.8	0.1	848.8
Other Liabilities (1)	6,052.3	—	—	—	6,052.3

Total Liabilities	38,382.0	2,276.0	1,570.7	0.1	42,228.8

Asset / Liability Gap	63.3	4,064.0	(1,177.3)	12.0	2,962.0
Cumulative Gap	63.3	4,127.3	2,950.0	2,962.0	2,962.0
Ratio of Cumulative Gap to Cumulative Liabilities	0.2%	10.2%	7.0%	7.0%
Ratio of Cumulative Gap to Total Liabilities	0.2%	9.8%	7.0%	7.0%

Principal plus CER adjustment. Does not include interest.

(1)	Includes, mainly, debt with retailers due to credit card operations, liabilities in connection with repurchase transactions, debt with domestic credit agencies and collections for third parties. The “Less than One Year” bucket also includes Ps.7.1 million corresponding to Banco Galicia’s foreign debt not tendered by its holders in the exchange offered to restructure such foreign debt, which was completed in May 2004.

The table above is prepared taking into account contractual maturity. Therefore, all financial assets and liabilities with no maturity date are included in the “Less than One Year” category.

Banco Galicia must comply with a maximum limit set by its board of directors for liquidity mismatches. This limit has been established at -25% (minus 25%) for the ratio of cumulative gap to total liabilities within the first year. As shown in the table above, Banco Galicia complies with the established policy, since such gap was 0.2% as of December 31, 2011.

Banco Galicia (Unconsolidated) Liquidity Management

The following is a discussion of Banco Galicia’s liquidity management, excluding the consolidated companies.

Banco Galicia’s policy is to maintain a level of liquid assets that allows it to meet financial commitments at contractual maturity, take advantage of potential investment opportunities, and meet customer’s credit demand. To set the appropriate level, forecasts are made based on historical experience and on an analysis of possible scenarios. This enables management to project funding needs and alternative funding sources, as well as excess liquidity and placement strategies for such funds. As of December 31, 2011, Banco Galicia’s unconsolidated liquidity structure was as follows:

As of December 31, 2011
(in millions of Pesos)
Legal Requirement	Ps.6,303.3
Management Liquidity	4,671.4

Total Liquidity (1)	Ps.10,974.7

(1)	Excludes cash and due from banks of consolidated companies.

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

	As of December 31,
	2011		2010		2009
	(in millions of Pesos, except ratios, multiples and percentages)
Shareholders’ Equity	Ps.3,551.6		Ps.2,469.5		Ps.2,052.5
Shareholders’ Equity as a Percentage of Total Assets	6.94%		6.92%		7.44%
Total Liabilities as a Multiple of Total Shareholders’ Equity	13.41	x	13.46	x	12.45	x
Tangible Shareholders’ Equity (1) as a Percentage of Total Assets	5.53%		5.64%		5.36%

(1)	Tangible shareholders’ equity represents shareholders’ equity minus intangible assets.

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

For a more detailed description of our capital expenditures in 2011 and our capital commitments for 2012, see Item 4. “Information on the Company-Capital Investments and Divestitures”. For a description of financing of our capital expenditures, see “-Consolidated Cash Flows”.

Item 6. Directors, Senior Management and Employees

Our Board of Directors

Our ordinary shareholders’ meeting took place on April 19, 2012. The following table sets out the members of our Board of Directors as of that date (all of whom reside in Buenos Aires, Argentina), the positions they hold within Grupo Financiero Galicia, their dates of birth, their principal occupations and the dates of their appointment and on which their current terms will expire. Terms expire when the annual shareholders’ meeting takes place.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Eduardo J. Escasany	Chairman	June 30, 1950	Businessman	April 2005	December 2012

Pablo Gutierrez	Vice chairman	December 9, 1959	Banker	April 2003	December 2012

Abel Ayerza	Director	May 27, 1939	Businessman	September 1999	December 2014

Federico Braun	Director	February 4, 1950	Businessman	September 1999	December 2013

Enrique Martin	Director	October 19, 1945	Businessman	April 2006	December 2014

Luis O. Oddone	Director	May 11, 1938	Businessman	April 2005	December 2012

Silvestre Vila Moret	Director	April 26, 1971	Businessman	June 2002	December 2013

Antonio R. Garcés	Director	May 30, 1942	Banker	April 2012	December 2014

Guido C. Forcieri	Director	May 15, 1980	Lawyer	April 2011	December 2013

María Ofelia Hordeñana de Escasany	Alternate Director	December 30, 1920	Businesswoman	April 2000	December 2013

Sergio Grinenco	Alternate Director	May 26, 1948	Banker	April 2003	December 2014

Alejandro Rojas Lagarde	Alternate Director	July 17, 1937	Lawyer	April 2000	December 2014

Luis S. Monsegur	Alternate Director	August 15, 1936	Accountant	April 2000	December 2014

The following is a summary of the biographies of the members of our Board of Directors:

Eduardo J. Escasany: Mr. Escasany obtained a degree in economics at the Universidad Católica Argentina. He was associated with Banco Galicia from 1973 to 2002. He was appointed to Banco Galicia’s board of directors in 1975. In 1979, he was elected as the vice chairman and from 1989 to March 21, 2002 he was the chairman of Banco Galicia’s board of directors and its chief executive officer. He served as the vice chairman of the board between 1989 and 1993 and then, he was elected as the chairman of the Argentine Bankers Association from 1993 to 2002. He was also chairman of the Board of Directors from September, 1999 until June, 2002. He was elected again as a member of the Board of Directors in April 2005, and re-elected in April 2007. In April 2010, he was re-elected as member of the Board of Directors and appointed as chairman. He is also a lifetime trustee and vice chairman of the Fundación Banco de Galicia y Buenos Aires. Mr. Escasany is Mrs. María Ofelia Hordeñana de Escasany’s son and Mr. Silvestre Vila Moret’s uncle.

Pablo Gutierrez: Mr. Gutierrez obtained a degree in business administration at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1985. In April 2005, he was appointed to the board of directors of Banco Galicia. He served as the head of Banco Galicia’s Treasury Division until April 2007. Mr. Gutierrez is also chairman of Galicia Valores, director of Argenclear S.A., vice chairman of Galicia Pension Fund Limited and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires. He has been an alternate director of Grupo Financiero Galicia since April 2003, and was re-elected in April 2006 and in April 2009. In April 2010, he was re-elected as member of the Board of Directors and appointed as vice chairman. Mr. Gutierrez is Mr. Abel Ayerza’s nephew.

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

Silvestre Vila Moret: Mr. Vila Moret obtained a degree in banking administration at the Universidad Católica Argentina. He was associated with Banco Galicia from 1997 until May 2002. Mr. Vila Moret is also vice chairman of El Benteveo S.A. and Santa Ofelia S.A. He has been a member of the Board of Directors since June 2002, and was re-elected in April 2005, 2008 and 2011. Mr. Vila Moret is the grandson of Mrs. María Ofelia Hordeñana de Escasany and nephew of Mr. Eduardo J. Escasany.

Antonio Roberto Garcés: Mr. Garcés obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1959. In April 1985, he was appointed as an alternate director of Banco Galicia. Subsequently, he was appointed as the vice chairman of Banco Galicia in September 2001, the chairman of the board of directors of Banco Galicia from March 2002 until August 2002, and then the vice chairman from August 2002 until April 2003, when he was elected as the chairman of Banco Galicia’s board of directors, a position he currently holds, after being re-elected on April 28, 2009. From April 2003 until April 2011, he was a member of the Board of Directors and served as its chairman from April 23, 2003 to April 2010. Mr. Garcés is also the first vice chairman of the Argentine Bankers Association (ADEBA), a director of CFA and a lifetime trustee of the Fundación Banco de Galicia y Buenos Aires.

Guido C. Forcieri: Mr. Forcieri obtained a degree in Law at the Universidad Argentina de la Empresa (UADE) in 2005 and a Master in Finance at the Universidad del CEMA in 2008. As from 2006 to 2010, he held different offices in ANSES, performing duties in its Technical and Administrative Department and its Acquisitions and Public Contracts Office, as well as in the Wealth Fund for the Pension System (Fondo de Garantía de Sustentabilidad para el Sistema Integrado Previsional Argentino–FGS-SIPA), where he served as Liaison Manager from 2009 through May 2010. During the same period, he was a regular director at Quickfood S.A., a public company partially owned by the FGS-SIPA. As from May to August 2010 he served as Acting Chief of Staff at the Argentine Ministry of Economy and Finance, when he was confirmed by Presidential Decree 1,182/10. He remains in office. Amongst the duties entrusted to him, Mr. Forcieri represents Argentina as Deputy Finance Minister to the Group of Twenty and chairs the Ministry’s Working Group for the Analysis of Investment Projects applying to the Bicentennial Investment Loans Programme (Programa de Financiamiento Productivo del Bicentenario).

María Ofelia Hordeñana de Escasany: Mrs. Hordeñana de Escasany has held several positions in different subsidiaries of Banco Galicia. She is currently the chairman of the Fundación Banco de Galicia y Buenos Aires and Santamera S.A. She has been an alternate director of Grupo Financiero Galicia since April 2000, and was re-elected to her current position in April 2005, 2008 and 2011. Mrs. Hordeñana de Escasany is the mother of Mr. Eduardo J. Escasany and the grandmother of Mr. Silvestre Vila Moret.

Sergio Grinenco: Mr. Grinenco obtained a degree in economics at the Universidad Católica Argentina and a master’s degree in business administration from Babson College in Wellesley, Massachusetts. He has been associated with Banco Galicia since 1977. He was elected as an alternate director of Banco Galicia in September 2001 and as the vice chairman in April 2003, a position he held until 2012, when he was appointed as chairman of Banco Galicia, a position he currently holds. Mr. Grinenco is also the chairman of Galicia Factoring y Leasing S.A., liquidator of Galicia Capital Markets S.A. (in liquidation) and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires.

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

Messrs. Sergio Grinenco and Pablo Gutiérrez are also directors of Banco Galicia. In addition, some members of our Board of Directors may serve on the board of directors of any subsidiary.

Five of our directors and one of our alternate directors are members of the families that are the controlling shareholders of Grupo Financiero Galicia.

Our Audit Committee

In compliance with CNV rules regarding the composition of the Audit Committee of companies listed in Argentina, which require that the Audit Committee be comprised of at least three directors, with a majority of independent directors, the Board of Directors established an Audit Committee with three members. Currently, Messrs. Luis O. Oddone, Antonio R. Garcés and C. Enrique Martin are the members of the Audit Committee. Our Audit Committee is comprised of two independent directors under the CNV and Nasdaq requirements. All three members of the Audit Committee are financially literate and have extensive managerial experience. Mr. Oddone is the financial expert serving on our Audit Committee.

According to the CNV rules, the Audit Committee is primarily responsible for (i) issuing a report on the Board of Directors’ proposals for the appointment of the independent auditors and the compensation for the Directors, (ii) issuing a report detailing the activities performed according to the CNV requirements, (iii) issuing the Audit Committee’s annual plan and implementing the plan each fiscal year, (iv) evaluating the external auditors’ independence, work plans and performance, (v) evaluating the plans and performance of the internal auditors, (vi) supervising the reliability of our internal control systems, including the accounting system, and of external reporting of financial or other information, (vii) following-up on the use of information policies on risk management at Grupo Financiero Galicia’s main subsidiaries, (viii) evaluating the reliability of the financial information to be filed with the CNV and the SEC, (ix) verifying compliance with the applicable conduct rules, and (x) issuing a report on related party transactions and disclosing any transaction where a conflict of interest exists with corporate governance bodies and controlling shareholders. The Audit Committee has access to all information and documentation that it requires and is broadly empowered to fulfill its duties. During 2011, the Audit Committee held twelve meetings.

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

The following table shows the members of our Supervisory Committee. Each of our syndics was appointed at the ordinary shareholders’ meeting held on April 19, 2012. Terms expire when the annual shareholders’ meeting takes place.

Name	Position	Principal Occupation	Current Term Ends
Norberto Corizzo	Syndic	Accountant	December 2012

Luis A. Díaz	Syndic	Accountant	December 2012

Enrique M. Garda Olaciregui	Syndic	Lawyer	December 2012

Miguel Armando	Alternate Syndic	Lawyer	December 2012

Fernando Noetinger	Alternate Syndic	Lawyer	December 2012

Horacio Tedín	Alternate Syndic	Lawyer	December 2012

The following is a summary of the biographies of the members of our Supervisory Committee:

Norberto Corizzo: Mr. Corizzo obtained a degree in national public accounting at the Universidad de Buenos Aires. He has developed taxes activities in companies such as López González Raimondi y Asoc., Noel y Cía and Price Waterhouse. He has been syndic at Grupo Financiero Galicia since April 2003. He has been associated with Banco Galicia since 1977. Mr. Corizzo is also a syndic of Banco Galicia, EBA Holding, Tarjetas Regionales, Cobranzas Regionales S.A., Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Tarjetas del Mar S.A., CFA, and of other subsidiaries of Banco Galicia and Grupo Financiero Galicia.

Luis Díaz: Mr. Díaz obtained a degree in national public accounting at the Universidad de Buenos Aires. He has provided services to Banco Galicia since 1965, and was elected as a syndic of Banco Galicia and Grupo Financiero Galicia at the shareholders’ meetings held on April 28, 2009. Additionally, he is a syndic of Tarjetas Regionales, Tarjetas del Mar S.A., Galicia Factoring y Leasing S.A. (“in liquidation”), Galicia Valores, Galicia Warrants, CFA and of other subsidiaries of Banco Galicia and Grupo Financiero Galicia.

Enrique M. Garda Olaciregui: Mr. Garda Olaciregui obtained a degree in law at the Universidad del Salvador. He has a master in Finances at Universidad del CEMA and a degree in Corporate Law at Universidad Austral. He has been associated with Banco Galicia since 1970. He served as legal advisor to Banco Galicia between September 2001 and April 2003. He has provided services as a Secretary Director between April 2003 and April 2010, when he was designated as regular syndic of Banco de Galicia. Additionally, he is a regular syndic at Grupo Financiero Galicia, Galicia Factoring y Leasing (“in liquidation”), Galicia Warrants, Tarjetas Regionales, GV Mandataria, Tarjetas Cuyanas S.A., Tarjeta Naranja S.A. Tarjetas del Mar S.A., Galicia Valores, Galicia Capital Markets S.A. (“in liquidation”), Cobranzas Regionales S.A., CFA and of other subsidiaries of Banco Galicia and Grupo Financiero Galicia.

Miguel Armando: Mr. Armando obtained a degree in law at the Universidad de Buenos Aires. He was first elected as an alternate syndic of Banco Galicia in 1986. He is vice chairman of Arnoar S.A. and member of the board of Directors of Santiago de Compostela Promotora de Seguros S.A. Mr. Armando is also a syndic of EBA Holding S.A. and an alternate syndic of Banco Galicia, Grupo Financiero Galicia, Galicia Valores, Tarjetas Regionales, Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Tarjetas del Mar S.A. and CFA, among others.

Fernando Noetinger: Mr. Noetinger obtained a degree in law at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1987. Mr. Noetinger is also chairman of Arnoar S.A., and an alternate syndic of EBA Holding S.A., Banco Galicia, Electrigal S.A., GV Mandataria, Tarjetas del Mar S.A., Tarjetas Regionales S.A., Santiago Salud S.A., Galicia Warrants, Galicia Valores, Galicia Factoring y Leasing S.A., Galicia Capital Markets S.A (“in liquidation”), Galicia Retiro, Galicia Seguros, Sudamericana, CFA and Net Investment, among others.

Horacio Tedín: Mr. Tedín obtained a degree in law at the Universidad de Buenos Aires. In 1981 he founded his own law firm, which has actively worked for Banco Galicia and other big corporate clients. Mr. Tedín has been an alternate syndic of Grupo Financiero Galicia since 2006. He is also a syndic of Electrigal S.A. and an alternate syndic of EBA Holding S.A., GV Mandataria, CFA, Tarjetas Regionales and Galicia Administradora de Fondos, among others.

Compensation of Our Directors

Compensation for the members of the Board of Directors is considered by the shareholders at the shareholders’ meeting once the fiscal year has ended. Some of our independent directors are paid an annual fee based on the functions they carry out and they may receive partial advance payments during the year. We do not pay fees to the members of our Board of Directors who are also members of the board of directors of Banco Galicia. At the ordinary shareholders’ meeting held on April 19, 2012 the compensation for the Board of Directors was set at Ps. 990,000 for the fiscal year ending on December 31, 2011. For a description of the amounts to be paid to the board of directors of Banco Galicia, see “-Compensation of Banco Galicia’s Directors and Officers” below.

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

Our CEO is Mr. Pedro Alberto Richards, who was born on November 14, 1952 and obtained a degree in economics from the Universidad Católica Argentina. He holds a Master of Science in Management from the Sloan School of Management at the Massachusetts Institute of Technology. He was director of the National Development Bank (BANADE). He has been associated with Banco Galicia since 1990. He was member of the board of directors of Galicia Capital Markets S.A. between 1992 and 1994 and vice chairman of Net Investment between September 2001 and May 2007. Since August 2000, he served as Grupo Financiero Galicia’s managing director and from 2010 as our CEO. Mr. Richards is also vice chairman of Sudamericana, chairman of Galicia Warrants and director of GV Mandataria and Galval. Mr. Richards was alternate director of Grupo Financiero Galicia from April 2003 until April 2005, when he was appointed as director, which position he occupied until April 14, 2010.

Our CFO is Mr. José Luis Gentile, who was born on March 15, 1956 and obtained a degree in national public accounting at the Universidad de Buenos Aires in 1982. Mr. Gentile is chairman of GV Mandataria, vice chairman of Marín S.A., Net Investment, Nucleamiento Inversor S.A. and Rivadavia 5306 S.A.; director of Distrocuyo S.A., Electrigal S.A., Galicia Retiro, Galicia Seguros, Galval and Sudamericana Asesores de Seguros S.A. and alternate director of Galicia Warrants and Sudamericana.The Financial & Accounting Division is mainly responsible for the assessment of investment alternatives, thus suggesting whether to invest or withdraw Grupo Financiero Galicia’s positions in different companies or businesses. It also plans and coordinates Grupo Financiero Galicia’s administrative services and financial resources in order to guarantee its proper management. This division also aims at meeting requirements set by several controlling authorities, complying with information and internal control needs and budgeting purposes. Furthermore, it includes the investor relations function, aimed at planning, preparing, coordinating, controlling and providing financial information to the stock exchanges where Grupo Financiero Galicia’s shares are listed, regulatory bodies and both domestic and international investors and analysts. It assesses the materials published by analysts, carrying out a follow-up of their opinions, as well as those of shareholders and investors in general.

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

We have established a Disclosure Committee in response to the U.S. Sarbanes-Oxley Act of 2002. The main responsibility of this committee is to review and approve controls over the public disclosure of financial and related information, and other procedures necessary to enable our chief financial officer and chief executive officer to provide their certifications of our annual report that is filed with the SEC. The members are Messrs. Pedro A. Richards, José Luis Gentile, Adrián Enrique Pedemonte and Ms. Mariana Saavedra. In addition, at least one of the members of this committee attends all of the meetings of our principal subsidiaries’ disclosure committees.

Board of Directors of Banco Galicia

At the ordinary shareholders’ meeting held on April 19, 2012, the size of Banco Galicia’s board of directors was set at seven members and five alternate directors. The following table sets out the members of Banco Galicia’s board of directors as of April 19, 2012, all of whom are residents of Buenos Aires, Argentina, the position currently held by each of them, their dates of birth, their principal occupations, the dates of their appointment and the year in which their current terms will expire. The business address of the members of the Banco Galicia’s board of directors is Tte. General J. D. Perón 407, (C1038AAI) Buenos Aires, Argentina.

Name	Position	Date of Birth	Principal Occupation	Member Since	Current Term Ends
Sergio Grinenco	Chairman of the Board	May 26, 1948	Banker	April 2012	December 2014

Pablo Gutierrez	Vice chairman	December 9, 1959	Banker	April 2012	December 2014

Guillermo J. Pando	Secretary Director	October 23, 1948	Banker	April 2003	December 2013

Luis M. Ribaya	Director	July 17, 1952	Banker	September 2001	December 2013

Raúl H. Seoane	Director	July 18, 1953	Banker	April 2012	December 2014

Pablo M. Garat (1)	Director	January 12, 1953	Lawyer	April 2004	December 2012

Ignacio A. González (1)	Director	April 23, 1944	Accountant	April 2010	December 2012

Enrique García Pinto	Alternate Director	August 10, 1948	—	April 2009	December 2014

Cirilo E. Martin	Alternate Director	October 19, 1945	Lawyer	April 2012	December 2014

Juan C. Fossatti (2)	Alternate Director	September 11, 1955	Lawyer	June 2002	December 2012

Julio P. Naveyra (2)	Alternate Director	March 24, 1941	Accountant	April 2004	December 2012

Osvaldo H. Canova (2)	Alternate Director	December 8, 1934	Accountant	April 2004	December 2012

(1)	In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Messrs. Garat and González are independent and were elected at the ordinary shareholders’ meeting held on April 14, 2010. The board of directors’ meeting held on April 15, 2010 elected them as members of the Audit Committee. Messrs. Garat and González are also independent directors in accordance with the Nasdaq rules.
(2)	In accordance with the rules of the CNV, and pursuant to the classifications adopted by the CNV, Messrs. Fossatti, Canova and Naveyra are independent alternate directors. They would replace the independent directors in case of vacancy. They are also independent directors in accordance with the Nasdaq rules.

The following are the biographies of the members of the board of directors of Banco Galicia:

Sergio Grinenco: See “-Our Board of Directors”.

Pablo Gutierrez: See “-Our Board of Directors”.

Guillermo Juan Pando: Mr. Pando has been associated with Banco Galicia since 1969. He was first elected as an alternate director of Banco Galicia from September 2001 until June 2002, and in April 2003 he was elected as a director. He is also the chairman of Galicia Cayman and Santiago Salud S.A., vice chairman of Distrocuyo S.A. and Electrigal S.A., an alternate director of CFA, Tarjetas Regionales, Tarjetas del Mar S.A., Tarjeta Naranja S.A. and Tarjeta Mira S.A., the liquidator of Galicia Advent Private Equity Fund Ltd. (in liquidation) and Galicia Capital Markets S.A. (in liquidation) and an alternate trustee of Fundación Banco de Galicia y Buenos Aires.

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

Raúl Héctor Seoane: Mr. Seoane obtained a degree in economics from the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1988. Mr. Seoane was first elected as an alternate director of Banco Galicia from 2005 until December 2011, and in April 2012 was elected as a director.

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

Ignacio Abel González: Mr. González obtained a degree in national public accounting at the Universidad de Buenos Aires and a master in Auditing at Drew University, New Jersey. Previously, he served as a Member of the International Committee of Finance & Value Sharing, PricewaterhouseCoopers. He was appointed as director of Banco Galicia at the shareholders’ meeting held on April 14, 2010. He is also syndic of Sociedad Anónima La Nación, La Nación Nuevos Medios, Publirevistas S.A., Sociedad Anónima Importadora y Exportadora de la Patagonia and Banelco S.A., founder and president of P.O.D.ER (Polo de Desarrollo Educativo Renovador).

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

Cirilo Enrique Martin: See “-Our Board of Directors”.

Juan Carlos Fossatti: Mr. Fossatti obtained a degree in law from the Universidad de Buenos Aires. He has been associated with Banco Galicia since June 2002, when he was elected as an independent alternate director at the annual general shareholders’ meeting. Mr. Fossatti is also the chairman of Tierras del Bermejo S.A. and of Tierras del Tigre S.A. and director of Baerlocher do Brazil S.A. (Sao Paulo – Brazil).

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

Functions of the Board of Directors of Banco Galicia

Banco Galicia’s board of directors may consist of three to nine permanent members. In addition, there can be one or more alternate directors who can act during the temporary or permanent absence of a director. As of the date of this annual report, five directors and one alternate director were engaged on a full time basis in the day-to-day operations of Banco Galicia. Messrs. García Pinto, Fossatti, Garat, González, Canova and Naveyra are not employees of Banco Galicia.

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

Committee for Information Integrity: This Committee was created to comply with the provisions of the U.S. Sarbanes-Oxley Act. It is composed of two directors, the CEO, the manager in charge of the Planning and Financial Control Division, the Internal Audit Department manager, and the managers of the Accounting Department, the Assets and Liabilities Management Department and the Investor Relations Department. The syndics can be invited to attend any meeting called by this committee. A member of this committee that was created for the same purpose by Grupo Financiero Galicia also attends the meetings held by this committee. Likewise, this committee may call officers from Banco Galicia’s different divisions whenever it may deem necessary. This committee will meet every month or as long as there exist issues that require to be considered

Human Resources Committee: This committee is in charge of the appointment and assignment, transfer, rotation, development, headcount and compensation of the personnel included in salary levels 9 and above. It is composed of four directors, the CEO and the Organizational Development and Human Resources Division manager. This committee meets every six months or whenever there are issues that require consideration. Its resolutions are summarized in writing.

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

Daniel Antonio Llambías: Mr. Llambías was born on February 8, 1947. He obtained a degree in national public accounting at the Universidad de Buenos Aires. He has been associated with Banco Galicia since 1964. He was elected as an alternate director of Banco Galicia in September 1997 and as a director in September 2001 until August 2009, when he was appointed CEO. Mr. Llambías is also the chairman of Sudamericana Holding S.A., the vice chairman of Visa Argentina S.A., Tarjetas del Mar S.A., a director of Tarjeta Naranja S.A., Tarjetas Regionales, Tarjetas Cuyanas S.A. and IDEA, as well as a member of the supervisory committee of Automóvil Club Argentino, and an alternate trustee of the Fundación Banco de Galicia y Buenos Aires.

The following divisions and department managers report to Banco Galicia’s CEO:

Division	Manager
Retail Banking	Juan Sarquis

Wholesale Banking	Gastón Bourdieu

Financial	Pablo María Leon

Risk Management	Juan Carlos L’Afflitto

Credit	Marcelo Poncini

Comprehensive Corporate Services	Miguel Ángel Peña

Organizational Development and Human Resources	Rafael Pablo Bergés

Planning and Financial Control	Temporarily vacant (*)

(*)	Mr. Bruno Folino, an accountant, was appointed manager of the Planning and Financial Control Division by decision of Banco Galicia’s board of directors. He will assume in charge of this division on May 1, 2012.

Retail Banking Division: This division is responsible for designing, planning and implementing the vision, strategies, policies and goals for the Retail Banking Division’s businesses and for each customer segment and distribution channel. It is also in charge of the definition and control of this division’s business goals. The following departments report to this division: Private Banking, Retail Banking Segments, Products and Publicity, Alternative Channels, Branches, Operating Supervision of Branches and Planning, and Quiero Fidelity Program.

Wholesale Banking Division: This division is responsible for designing, planning and implementing the vision, strategies, policies and goals for the Wholesale Banking Division’s businesses and for each customer segment (corporate, SMEs, agriculture and livestock companies and public-sector companies) and products. It is also in charge of the definition and control of this division’s business goals. The following departments report to this division: Agriculture and Livestock Sector, Corporate, SMEs, Public Sector, Wholesale Products and Marketing, Capital Markets and Investment Banking, Wholesale Business Analysis and Planning.

Financial Division: This division is responsible for planning and managing the correct use of financial resources and providing the appropriate funding for Banco Galicia’s businesses, establishing and applying Banco Galicia’s deposit-raising and funding policies within the parameters established by Banco Galicia’s risk policies. It also manages short-term resources and Banco Galicia’s investment portfolio, ensuring the correct execution of transactions. The following departments report to this division: Assets and Liabilities Management, Financial Operations, Banking Relations and Information Support and Management.

Risk Management Division: This division is responsible for monitoring and actively managing the various risks faced by Banco Galicia (credit, financial and operational) and its subsidiaries. The following departments report to this division: Credit Risk and Insurance, Financial Risk, Operational Risk, Information and Risk Analysis and Development and Management of Models.

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

Organizational Development and Human Resources Division: This division is in charge of designing, planning and implementing human resources strategies and policies, as well as defining and controlling management goals of Banco Galicia’s human resources with the purpose of ensuring homogeneous practices, availability of qualified and motivated personnel and a proper work environment. The following departments report to this division: Human Resources, Consultants, Internal Communications and Change Management, Management Development, Compensation, Quality Assurance and Corporate Social Responsibility.

Planning and Financial Control Division: This division is responsible for planning and controlling budget, accounting and tax activities. The following departments report to this division: Accounting, Tax Advisory, Planning and Management Control, Investors Relations and Fiduciary Administration and Supplementary Businesses.

The following department reports to the CEO:

Department	Manager
Legal Advisory Services Department	María Elena Casasnovas

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

The following are the biographies of Banco Galicia’s senior executive officers mentioned above and not provided in the sections “-Board of Directors of Banco Galicia” or “-Our Board of Directors” above.

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

Gastón Bourdieu: Mr. Bourdieu was born on August 31, 1956. He obtained a degree in agricultural administration at UADE University. He has been associated with Banco Galicia since 1981 as a member of the young professional program in the Credit Division. He is also the vice chairman of Galicia Warrants and director of Maradona S.A.

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

Rafael Pablo Bergés: Mr. Bergés was born on Septembre 10, 1963. He obtained de degree in industrial ingeneering. He has been asociate with Banco Galicia since August 2010. Prior to such time, he worked at Techint and at a several muntinational companies in managerial positions. From 1998 to 2009 he was vice president in the Human Resources Division of Grupo Telefónica.

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

The table below shows the composition of Banco Galicia’s Supervisory Committee as they were re-elected by the annual shareholders’ meeting held on April 19, 2012.

Name	Year of Appointment	Position	Principal Occupation	Current Term Ends
Enrique M. Garda Olaciregui	2012	Syndic	Lawyer	December 31, 2012
Norberto D. Corizzo	2012	Syndic	Accountant	December 31, 2012
Luis A. Díaz	2012	Syndic	Accountant	December 31, 2012
Fernando Noetinger	2012	Alternate Syndic	Lawyer	December 31, 2012
Miguel N. Armando	2012	Alternate Syndic	Lawyer	December 31, 2012
Oscar J. Falleroni	2012	Alternate Syndic	Accountant	December 31, 2012

For the biographies of Messrs. Enrique M. Garda Olaciregui, Norberto D. Corizzo, Luis A. Díaz, Fernando Noetinger and Miguel N. Armando, see “-Our Supervisory Committee”.

Oscar José Falleroni: Mr. Falleroni was born on June 19, 1949. He obtained a degree in national public accounting at the Universidad de Buenos Aires. He was elected as an alternate syndic on April 19, 2012.

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

For fiscal year 2011, Banco Galicia’s ordinary shareholders’meeting held on April 19, 2012, approved compensation for the independent directors in the total amount of Ps.0.77 million.

Annually, provisions are established to cover the variable compensation of Banco Galicia’s board of directors and employees for the fiscal year. During the first quarter of each year, Banco Galicia’s board of directors analyzes the possibility of paying employees a variable compensation for the previous fiscal year ended based on the compensation for similar jobs in the labor market in recognition of the performance and professional development of the respective beneficiaries during the fiscal year.

Employees

The following table shows the composition of our staff:

	As of December 31,
	2011	2010	2009
Grupo Financiero Galicia S.A.	13	13	10
Banco de Galicia y Buenos Aires S.A.	5,525	5,185	5,028
Branches	2,756	2,685	2,636
Head Office	2,769	2,500	2,392
Galicia Uruguay	5	7	8
Regional Credit-Card Companies	5,507	4,699	3,936
CFA	1,118	1,160	—
Sudamericana Consolidated	162	126	116
Other Subsidiaries	46	48	44

Total	12,376	11,238	9.142

Within the current legal framework, membership in an employee union is voluntary and there is only one union of bank employees with national representation. As of December 31, 2011, approximately 16% of Banco Galicia’s employees were affiliated with the national bank employee union. As of December 31, 2011, approximately 96.5% of the Regional Credit Card Companies’ work force was party to the merchant union’s Collective Bargaining Agreement No. 130/75 applicable to trade employees, 2.6% of which were members of a labor union and 0.03% of which were labor union representatives. As of December 31, 2011, CFA’s employees were not affiliated to any union. During the first four months of 2011, 2010 and 2009, the bank employee union and the national commerce employee union renegotiated their respective collective labor agreements in order to establish new minimum wages. As a result, between March and April of each year, salary increases were granted. Banco Galicia has not experienced a strike by its employees since 1973 and the Regional Credit Card Companies and CFA have never experienced any strike event. We believe that our relationship with our employees has developed within normal and satisfactory parameters.

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

The Fundación Banco de Galicia y Buenos Aires (the “Fundación”) is an Argentine non-profit organization that provides various services to Banco Galicia employees. The various activities of the Fundación include, among others, purchasing school materials for the children of Banco Galicia’s employees and making donations to hospitals and other charitable causes, including cultural events. The Fundación is managed by a Council, certain members and alternate members of which are members of our Board of Directors and supervisory committee. Members and alternate members of the Council do not receive remuneration for their services as trustees.

Nasdaq Corporate Governance Standards

Pursuant to Nasdaq Marketplace Rule 5615(a) (3), a foreign private issuer may follow home country corporate governance practices in lieu of the requirements of the Rule 5600 Series, provided that the foreign private issuer complies with certain sections of the Rule 5000 Series, discloses each requirement that it does not follow and describes the home relevant country practice followed in lieu of such requirement. The requirements of the Rule 5000 Series and the Argentine corporate governance practice that we follow in lieu thereof are described below:

(i)	Rule 5250 (d)—Distribution of Annual and Interim Reports. In lieu of the requirements of Rule 5250 (d), we follow Argentine law, which requires that companies make public a Spanish language annual report, including annual audited consolidated financial statements, by filing such annual report with the CNV and the BASE, within 70 calendar days of the end of the company’s fiscal year. Interim reports must be filed with the CNV and the BASE within 42 calendar days of the end of each fiscal quarter. The BASE publishes the annual reports and interim reports in the BASE bulletin and makes the bulletin available for inspection at its offices. In addition, our shareholders can receive copies of our annual reports and any interim reports upon such shareholders’ request. English language translations of our annual reports and interim reports are furnished to the SEC. We also post the English language translation of our annual reports and quarterly press releases on our website. Furthermore, under the terms of the Second Amended and Restated Deposit Agreement, dated as of June 22, 2000, among us, The Bank of New York, as depositary, and owners of ADSs issued thereunder, we are required to furnish The Bank of New York with, among other things, English language translations of our annual reports and each of our quarterly press releases. Annual reports and quarterly press releases are available for inspection by ADRs holders at the offices of The Bank of New York located at, 101 Barclay Street, New York, New York. Finally, Argentine law requires that 20 calendar days before the date of a shareholders’ meeting, the board of directors must provide to the shareholders, at the company’s executive office or through electronic means, all information relevant to the shareholders’ meeting, including copies of any documents to be considered by the shareholders (which includes the annual report), as well as proposals of the company’s board of directors.

(ii)	Rule 5605 (b) (1) – Majority of Independent Directors. In lieu of the requirements of Rule 5605 (b) (1), we follow Argentine law, which does not require that a majority of the board of directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina such as us must have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the CNV. In addition, because we are a “controlled company” as defined in Rule 5615 (c) (1), we are relying on the exemption provided thereby for purposes of complying with Rule 5615 (c) (2).

(iii)	Rule 5605 (b) (2) – Executive Sessions of Independent Directors. In lieu of the requirements of Rule 5605 (b) (2), we follow Argentine law which does not require independent directors to hold regularly scheduled meetings at which only such independent directors are present (i.e., executive sessions). Our Board of Directors as a whole is responsible for monitoring our affairs. In addition, under Argentine law, the board of directors may approve the delegation of specific responsibilities to designated directors or non-director managers of the company. Also, it is mandatory for public companies to form a supervisory committee (composed of syndics), which is responsible for monitoring the legality of the company’s actions under Argentine law and the conformity thereof with its by-laws. (iv) Rule 5605 (d) – Compensation of Officers. In lieu of the requirements of Rule 5605 (d), we follow Argentine law, which does not require companies to form a compensation committee comprised solely of independent directors. It also is not required in Argentine law that the compensation of the chief executive officer and all other executive officers be determined by either a majority of the independent directors or a compensation committee comprised solely of independent directors. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the chief executive officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for directors or managers of the company. Finally, because we are a “controlled company” as defined in Rule 5615 (c) (1), we are relying on the exemption provided thereby for purposes of complying with Rule 5615 (c) (2).

(v)	Rule 5605 (e) (1) – Nomination of Directors. In lieu of the requirements of Rule 5605 (e) (1), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation. In addition, because we are a “controlled company” as defined in Rule 5615 (c) (1), we are relying on the exemption provided thereby for purposes of complying with Rule 5615 (c) (2).

(vi)	Rule 5605 (c) (1) – Audit Committee Charter. In lieu of the requirements of Rule 5605 (c) (1), we follow Argentine law, which requires that audit committees have a charter but does not require that companies certify as to the adoption of the charter nor does it require an annual review and assessment thereof. Argentine law instead requires that companies prepare a proposed plan or course of action with respect to those matters, which are the responsibility of the company’s audit committee. Such plan or course of action could, at the discretion of our audit committee, include a review and assessment of the audit committee charter.

(vii)	Rule 5605 (c) (2) – Audit Committee Composition. Argentine law does not require, and it is equally not customary business practice in Argentina, that companies have an audit committee comprised solely of independent directors. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, until April 19, 2012, we had an Audit Committee entirely comprised of three independent directors, pursuant to the definition of independence in Rule 10 A-3 (b) (1), one of which the Board of Directors determined to be a financial expert. Currently, our Audit Committee is comprised of three Directors; two of which meet such independent requirements. In addition, we have a supervisory committee (“comisión fiscalizadora”) composed of three syndics, which are in charge of monitoring the legality, under Argentine law, of the actions of our Board of Directors and the conformity of such actions with our by-laws.

(viii)	Rule 5620 (c) – Quorum. In lieu of the requirements of Rule 5620 (c), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and require, in connection with ordinary meetings, that a quorum consist of a majority of stock entitled to vote. If no quorum is present at the first meeting, a second meeting may be called at which the shareholders present, whatever their number, constitute a quorum and resolutions may be adopted by an absolute majority of the votes present. Argentine law and our bylaws require, in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called which may be held with the number of shareholders present. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, a change in our domicile to outside of Argentina, total or partial recapitalization of our statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote).

(ix)	Rule 5620 (b) – Solicitation of Proxies. In lieu of the requirements of Rule 5620 (b), we follow Argentine law which requires that notices of shareholders’ meetings be published, for five consecutive days, in the Official Gazette and in a widely circulated newspaper in Argentina no earlier than 45 calendar days prior to the meeting and at least 20 calendar days prior to such meeting. In order to attend a meeting and be listed on the meeting registry, shareholders are required to submit evidence of their book-entry share account held at Caja de Valores S.A. (“Caja de Valores”) up to three business days prior to the scheduled meeting date. If entitled to attend the meeting, a shareholder may be represented by proxy (properly executed and delivered with a certified signature) granted to any other person, with the exception of a director, syndic, member of the surveillance committee (“consejo de vigilancia”), manager or employee of the issuer, which are prohibited by Argentine law from acting as proxies. In addition, our ADRs holders receive, prior to the shareholders’ meeting, a notice listing the matters on the agenda, a copy of the annual report and a voting card.

(x)	Rule 5630 (a) – Conflicts of Interest. In lieu of the requirements of Rule 5630 (a), we follow Argentine law which requires that related party transactions be approved by the audit committee when the transaction exceeds one percent (1%) of the corporation’s net worth, measured pursuant to the last audited balance sheet, so long as the relevant transaction exceeds the equivalent of three hundred thousand Argentine Pesos (Ps.300,000). Directors can contract with the corporation only on terms consistent with prevailing market terms. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholders’ vote, such shareholder may be liable to the company for damages and the resolution may be declared void.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

Share Ownership

For information on the share ownership of our directors and executive officers as of December 31, 2011, see Item 7. “Major Shareholders and Related Party Transactions-Major Shareholders”.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

As of March 31, 2012, our capital structure was made up of class A shares, each of which is entitled to five votes and class B shares, each of which is entitled to one vote. As of March 31, 2012, we had 1,241,407,017 shares outstanding composed of 281,221,650 class A shares and 960,185,367 class B shares (293,554,390 of which were evidenced by 29,355,439 ADSs).

Our controlling shareholders are members of the Escasany, Ayerza and Braun families and the Fundación. As of March 31, 2012, the controlling shareholders owned 100% of our class A shares through EBA Holding (representing 22.65% of our total outstanding shares) and 13.79% of our class B shares (or 10.66% of our total outstanding shares), therefore directly and indirectly owning 33.31% of our shares and 65.01% of total votes.

Based on information that is available to us, the table below sets forth, as of March 31, 2012, the number of our class A and class B shares held by holders of more than 5% of each class of shares, the percentage of each class of shares held by such holder, and the percentage of votes that each class of shares represent as a percentage of our total possible votes.

Class A Shares

Name	Class A Shares	% of Class A Shares	% of Total Votes
EBA Holding S.A.	281,221,650 class A shares	100	59.4

Class B Shares

Name	Class B Shares	% of Class B Shares	% of Total Votes
The Bank of New York (1)	293,554,390 class B shares	30.6	12.4
ANSES (2)	217,700,219 class B shares	22.7	9.2
EBA Holding Shareholders (3).	132.382,529 class B shares	13.8	5.6

(1)	Pursuant to the requirements of Argentine law, all class B shares represented by ADSs are owned of record by The Bank of New York, as Depositary. The address for the Bank of New York is 101 Barclay Street, New York 10286, and the country of organization is the United States.
(2)	ANSES’ holding is obtained through information supplied by Caja de Valores and information gathered from the ANSES. Said holding includes 46,521,340 shares in ADSs.
(3)	No member holds more than 2.0% of the capital stock. Said holding includes 36,435,360 shares in the form of ADSs.

Based on information that is available to us, the table below sets forth, as of March 31, 2012, the shareholders that either directly or indirectly have more than 5% of our votes or shares.

Name	Shares	% of Shares	% of Total Votes
The Bank of New York	293,554,390 class B shares	23.7	12.4
EBA Holding S.A.	281,221,650 class A shares	22.7	59.4
ANSES.	217,700,219 class B shares	17.5	9.2
EBA Holding Shareholders.	132,382,529 class B shares	10.7	5.6

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

As of December 31, 2011, we had 64 identified United States record shareholders (not considering The Bank of New York), of which 15 held our class B shares and 53 held our ADSs. Such United States holders, in the aggregate, held approximately 143  million of our class B shares, representing approximately 11.5% of our total outstanding capital stock as of said date.

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

The following table presents the aggregate amounts of total financial exposure of Banco Galicia to related parties, the number of recipients, the average amounts and the single largest exposures as of the end of the three fiscal years ended December 31, 2011 and as of February 29, 2012, the last date for which information is available.

	February 29, 2012		December 31, 2011		December 31, 2010		December 31, 2009
	In millions of Pesos, except as noted
Aggregate Total Financial Exposure	Ps.	173.2	Ps.	139.0	Ps.	126.1	Ps.	76.0
Number of Recipient Related Parties		236		239		230		219
Individuals		182		183		175		172
Companies		54		56		55		47
Average Total Financial Exposure	Ps.	0.7	Ps.	0.6	Ps.	0.5	Ps.	0.3
Single Largest Exposure	Ps.	41	Ps.	22	Ps.	39	Ps.	18.9

The financial assistance granted to our directors, officers and related parties by Banco Galicia was granted in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other non-related parties, and did not involve more than the normal risk of collectibility or present other unfavorable features.

Banco Galicia and Grupo Financiero Galicia have executed a trademark license agreement under which Banco Galicia has authorized Grupo Financiero Galicia to use the word “Galicia” in our corporate name and has authorized our direct or indirect subsidiaries, other than those of Banco Galicia, to use in their corporate names Banco Galicia’s registered trademarks, including the word “Galicia”, in marketing their products and services. The trademark license agreement has a 10-year term until July 1, 2010, at which point it becomes automatically renewable every two years. This agreement provides for the payment of an annual royalty, which in 2011 amounted to Ps.1.4 million.

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

In addition, Theseus S.A. and Lagarcué S.A., two minority shareholders of Banco de Galicia y Buenos Aires S.A., initiated legal proceedings on March 11, 2003 against Banco Galicia and Grupo Financiero Galicia requesting that the court “declare null the corporate legal action effected by Grupo Financiero Galicia with the cooperation of Banco Galicia pursuant to which there was an exchange of class B shares of Banco Galicia for class B shares of Grupo Financiero Galicia. Banco Galicia and Grupo Financiero Galicia have answered the claim, arguing that the transaction complied with applicable legal requirements. The evidentiary period has ended and the parties must now file their respective pleadings as the final step before the Court issues a final decision.

The claim does not include a petition for damages nor any monetary disbursement whatsoever. Therefore, even if the lawsuit were successful, which Banco Galicia considers unlikely, no loss could directly arise from such decision. The remote consequences of an adverse result cannot be assessed in monetary terms, but they are unlikely to significantly affect Banco Galicia’s financial position.

Regional Credit Card Companies

As of the date of this annual report, the Argentine Revenue Service (AFIP), the Revenue Board of the Province of Córdoba and the municipalities of the cities of Mendoza and San Luis are in the process of conducting audits in respect of the activities of certain of the credit card subsidiaries of Banco Galicia. Such entities have served notices and made claims regarding taxes applicable to the subsidiaries of Tarjetas Regionales Based on the opinions of their tax advisors, these companies believe that the above-mentioned claims are both legally and technically without merit and that taxes related to the claims have been correctly calculated in accordance with applicable tax regulations and case law. Therefore, these companies are taking the corresponding administrative and legal steps in order to resolve such issues.

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

In May 2010, the Argentine Central Bank modified the conditions necessary to pay dividends through Communiqué “A” 5072:

•	Calculation of the distributable profits subtracting the net difference between the book value and the market price of the government debt.

•	Compliance with minimum capital requirements plus 30% after the payment of the dividend.

•	Compliance with minimum capital cash reserves after the payment of the dividend.

In January 2012, the Argentine Central Bank modified the conditions necessary to pay dividends through Communiqué “A” 5273:

•	Compliance with minimum capital requirements plus 75% after the payment of the dividend.

Under these rules, dividend distribution requires the prior authorization of the Argentine Central Bank, with such authorization having the purpose of verifying that the aforementioned requirements have been fulfilled.

Dividends

As a holding company, our principal source of cash from which to pay dividends on our shares is dividends or other intercompany transfers from our subsidiaries, primarily Banco Galicia. Due to the dividend restrictions contained in Banco Galicia’s loan agreements in connection with Banco Galicia’s foreign debt restructuring and in Argentine Central Bank regulations, our ability to distribute cash dividends to our shareholders has been materially and adversely affected since late 2001 until 2010, when Banco Galicia obtained the authorization to distribute its profits.

After the end of fiscal year 2011, the Argentine Central Bank modified its regulations governing the minimum capital requirements and dividend distribution. Due to these new regulations, Banco Galicia will not pay dividends for fiscal year 2011. However, at the annual shareholders’ meeting, Grupo Financiero Galicia has resolved to pay a cash dividend in the amount of Ps.17.8 million, equivalent to Ps.0.0143 per share, subject to the deduction, when applicable, of the personal assets tax.

Banco Galicia

At the close of the fiscal year ended December 31, 2011, Banco Galicia’s capital, non-capitalized contributions, profit reserves, adjustments to shareholders’ equity and retained earnings (not including the fiscal year’s net income) totaled Ps.2,495.6 million. Banco Galicia’s net income for fiscal year 2011 amounted to Ps.1,107.3 million. In addition to the retained earnings at the previous fiscal year end, of Ps.572.7 million, Banco Galicia’s total retained earnings amounted to Ps.1,679.9 million.

Taking into consideration the Argentine Central Bank rules regarding the distribution of profits, as explained above, Banco Galicia’s board of directors proposed at the shareholders’ meeting held on April 19, 2012, and such shareholders approved, the distribution of Ps.221.5 million to legal reserve and Ps.1,458.5 million to discretionary reserve for the future distribution of profits.

Grupo Financiero Galicia

Due to the fact that most of the profits for fiscal year correspond to income by holdings and just a fraction corresponds to the realized and liquid profits meeting the requirements to be distributed as per Section 68 of the Corporations’ Law, and taking as well into consideration Grupo Financiero Galicia’s financial condition, during the shareholders’ meeting our shareholders approved the payment of dividends in cash for the amount of Ps.17.8 million, which represents 1.4% with regard to 1,241,407,017 class “A” and “B” ordinary shares with a face value of Ps.1 each.

Pursuant to the section incorporated after Section 25 of Act No. 23,966, Grupo Financiero Galicia will receive the reimbursement of tax withholdings related to taxes paid on behalf of the shareholders subject to tax on personal assets as of December 31, 2011.

Significant Changes

Grupo Financiero Galicia

On January 4, 2012 Grupo Financiero Galicia acquired in the market 500,000 shares of Banco Galicia. As a result Grupo Financiero Galicia stake in Banco Galicia as of January 2012 increased from 94.84% to 94.93%.

On April 19, 2012, our shareholders held a shareholders’ meeting during which they approved the payment of dividends in cash in the amount of Ps.17.8 million which represents 1.4% with regard to 1,241,407,017 class “A” and “B” ordinary shares with a face value of Ps.1 each.

On April 24, 2012, the Board of Directors approved the issuance of Class III notes for an aggregate maximum amount of US$32 million.

Banco Galicia

After fiscal year end, the organizational structure changed due to the following events:

•	Tarjeta Naranja S.A.’s board of directors approved the merger of Tarjeta Mira S.A. (merged company) into Tarjeta Naranja S.A. (merging company).

•

Tarjetas Regionales carried out a capital increase that was mainly paid in by the contribution of the minority shareholders’ holdings in its subsidiaries Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A. Therefore, Banco Galicia’s direct and indirect interest decreased to 77% of the capital stock and the remaining 23% is held by the shareholders who, by means of the above-mentioned contribution, became Tarjetas Regionales’ minority shareholders.

The Argentine Central Bank established an additional capital requirement to cover operational risks, beginning on February 1, 2012. Said additional requirement is equivalent to 15% of the annual average of financial income and net income from services from the 36 months prior to the date of calculation, excluding certain items considered extraordinary or not strictly related to operational risk. The regulation also established a schedule to fulfill with this additional requirement, which reaches 100% in December 2012.

The Argentine Central Bank also established new requirements regarding dividend distribution. The excess of computable capital over the minimum requirement was increased from 30% to 75%, including 100% of the above mentioned requirement for operational risk.

Tarjetas Regionales

On January 6, 2012, the board of directors of Tarjetas Cuyanas, a subsidiary of Tarjetas Regionales, approved the issuance of its Class VII notes, to be issued in one or two series, for a nominal aggregate maximum amount of Ps.150 million. On January 24, 2012 Tarjetas Cuyanas issued Series I and Series II notes, for a face value of Ps.106.1 million and Ps.43.9 million respectively.

CFA

On April 12, 2012, the distribution of a cash dividend for Ps.176.3 million was approved at CFA’s shareholders’ meeting.

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

The following tables present, for the periods indicated, the high and low closing prices and the average trading volume of our class B shares on the BASE as reported by the BASE and the high and low closing prices and the average trading volume of our ADSs on the Nasdaq as reported by the Nasdaq Capital Market. There has been low trading volume of our class B shares on the Córdoba Stock Exchange. The following prices have not been adjusted for any stock dividends and/or stock splits.

Grupo Financiero Galicia—Class B Shares—Buenos Aires Stock Exchange (in Pesos)
	High	Low	Average Daily Volume (in thousands of Class B shares)
Calendar Year
2007	3.37	2.23	1,924.8
2008	2.36	0.57	3,549.4
2009	2.30	0.61	2,471.5
2010	6.69	1.84	2,341.3
2011	6.69	2.75	8,548.6

Grupo Financiero Galicia—Class B Shares—Buenos Aires Stock Exchange (in Pesos)
	High	Low	Average Daily Volume (in thousands of Class B shares)
Two Most Recent Fiscal Years
2010
First Quarter	2.41	1.84	1,315.5
Second Quarter	2.53	2.02	1,957.0
Third Quarter	4.01	2.29	2,988.9
Fourth Quarter	6.69	3.91	3,094.7
2011
First Quarter	6.69	5.23	1,299.7
Second Quarter	5.85	4.96	1,538.9
Third Quarter	6.24	3.93	1,488.3
Fourth Quarter	4.77	2.75	2,839.8
2012
First Quarter	3.76	3.08	2,997.1

Most Recent Six Months
November 2011	4.05	3.09	2,300.2
December 2011	3.39	2.75	3,630.2
January 2012	3.76	3.08	3,745.3
February 2012	3.72	3.29	3,161.7
March 2012	3.51	3.30	2,096.1
April 2012 (through April 16, 2012)	3.32	3.17	2,530.7

As of April 16, 2012, the closing price of our class B shares was Ps.3.17.

Grupo Financiero Galicia—ADSs—Nasdaq Capital Market (in US$)
	High	Low	Average Daily Volume (in thousands of ADRs)
Calendar Year
2007	11.12	6.98	273.1
2008	7.60	1.45	251.6
2009	6.10	1.56	160,0
2010	16.77	4.72	447.1
2011	16.52	5.76	326.6

Two Most Recent Fiscal Years
2010
First Quarter	6.20	4.72	113.6
Second Quarter	6.48	5.12	147.7
Third Quarter	10.15	5.67	658.8
Fourth Quarter	16.77	9.86	847.8
2011
First Quarter	16.52	12.32	376.8
Second Quarter	13.94	11.12	248.9
Third Quarter	14.67	8.28	231.4
Fourth Quarter	9.98	5.76	451.5
2012
First Quarter	8.20	6.21	399.6

Most Recent Six Months
November 2011	8.37	6.64	394.4
December 2011	7.06	5.76	585.1
January 2012	8.20	6.57	540.9
February 2012	7.98	6.75	386.5
March 2012	7.22	6.21	275.1
April 2012 (through April 16, 2012)	6.31	5.82	302.6

As of April 16, 2012, the closing price of our ADSs was US$5.82.

The following tables present for the periods indicated the high and low closing prices and the average trading volume of Banco Galicia’s class B shares on the BASE as reported by the BASE. Banco Galicia class B shares continue to be listed on the BASE with very low trading volume.

Banco Galicia—Class B Shares—Buenos Aires Stock Exchange (in Pesos)
	High	Low	Average Daily Trading Volume (in thousand Class B shares)
Calendar Year
2007	6.46	4.25	2.74
2008	4.45	2.15	3.30
2009	3.55	2.10	6.47
2010	11.91	3.12	3.51
2011	14.40	6.00	1.56

Two Most Recent Fiscal Years
2010
First Quarter	4.08	3.12	3.51
Second Quarter	4.05	3.44	1.67
Third Quarter	6.28	3.79	3.11
Fourth Quarter	11.91	6.15	5.76
2011
First Quarter	11.66	9.06	2.59
Second Quarter	13.95	10.78	2.26
Third Quarter	14.40	10.00	0.90
Fourth Quarter	9.70	6.00	0.51
2012
First Quarter	9.62	6.50	9.23

Most Recent Six Months
November 2011	9.40	7.40	0.35
December 2011	7.10	6.00	0.48
January 2012	9.62	6.50	26.37
February 2012	9.50	9.00	0.46
March 2012	7.75	7.65	0.05
April 2012 (through April 16, 2012)	7.00	6.80	1.70

As of April 16, 2012, the closing price of Banco Galicia’s class B shares was Ps.7.00.

Argentine Securities Market

The principal and oldest exchange for the Argentine securities market is the BASE. The BASE started operating in 1854 and handles approximately 95% of all equity trading in Argentina. Securities listed on the BASE include corporate equity and debt securities and government securities. Debt securities listed on the BASE may also be listed on the MAE. The Buenos Aires Stock Market (the “MERVAL”), which is affiliated with the BASE, was founded in 1929 and is the largest stock market in Argentina. The MERVAL is a corporation whose 135 shareholder members are the only individuals and entities authorized to trade, either as principal or as agent, in the securities listed on the BASE. Although there are 183 MERVAL shares outstanding, some banks and brokers own more than one share and currently there are 135 members. We are a member of the MERVAL through Galicia Valores, who owns three shares.

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

Although companies may list all of their capital stock on the BASE, in most cases the controlling shareholders retain the majority of a company’s capital stock. This results in only a relatively small percentage of most companies’ stock being available for active trading by the public on the BASE. Even though individuals have historically constituted the largest group of investors in Argentina’s equity markets, in recent years, banks and insurance companies have shown an interest in these markets. Argentine mutual funds, by contrast, continue to have very low participation in the market. Although 105 companies had equity securities listed on the BASE as of December 31, 2011, the 10 most-traded companies on the exchange accounted for approximately 85.75% of total trading value during 2011. Our shares were the most-traded shares on the BASE in 2011, with a 18.02% share of trading volume.

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

In compliance with the provisions of Law No. 20,643 and the Decrees No. 659/74 and No. 2,220/80, most debt and equity securities traded on the exchanges and the MAE must, unless otherwise instructed by the shareholders, be deposited by the shareholders in Caja de Valores, which is a corporation owned by the BASE, the MERVAL and certain provincial exchanges. Caja de Valores is the central securities depository of Argentina, which provides depository facilities for securities and acts as a transfer and paying agent in connection therewith. It also handles settlement of securities transactions carried out on the BASE and operates the computerized exchange information system.

The level of regulation of the market for Argentine securities and investors’ activities is relatively low as compared to the United States and certain other countries, and enforcement of existing regulatory provisions has been limited. In addition, there may be less publicly available information about Argentine companies than is regularly published by or about companies in these countries. However, the CNV has taken steps to strengthen disclosure and regulatory standards for the Argentine securities market, including the issuance of regulations prohibiting insider trading and requiring insiders to report on their ownership of securities, with associated penalties for non-compliance.

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

Outstanding Capital Stock

Our total subscribed and paid-in share capital as of December 31, 2011, amounted to Ps.1,241,407,017, composed of class A shares and class B shares, each with a par value of Ps.1.00. The following table presents the number of our shares outstanding as of December 31, 2011, and the voting interest that the shares represent.

	As of December 31, 2011
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

Shareholders’ Meetings

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. An annual ordinary shareholders’ meeting is required to be held in each fiscal year to consider the matters outlined in Article 234 of the Corporations’ Law, including, among others:

•	approval of the financial statements and general performance of the management for the preceding fiscal year;

•	appointment and remuneration of directors and members of the supervisory committee;

•	allocation of profits; and

•	any other matter the board of directors decides to submit to the shareholders’ meeting concerning the company’s business administration. Matters which may be discussed at these or other ordinary meetings include resolutions regarding the responsibility of directors and members of the supervisory committee, as well as capital increases and the issuance of notes.

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

On July 3, 2003, the Argentine government’s Chief Counsel (“Procurador del Tesoro”) issued an opinion that the provisions of the income tax law that taxed capital gains arising from shares without quotation obtained by resident individuals or “offshore companies”, as defined by the Argentine Income Tax Law, are no longer in force because they have been implicitly abrogated. The validity of this opinion is difficult to assess. Opinions of the Argentine government’s Chief Counsel are binding upon all Argentine government attorneys, including attorneys of the Argentine tax administration.

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

Personal Assets Tax

Individuals domiciled and undivided estates located in Argentina or abroad will be subject to an annual tax in respect of assets located in Argentina and abroad. The tax rate is from 0.5% to 1.25%, depending on the total amount of assets. Individuals domiciled abroad will pay the tax only in respect of the assets they hold in Argentina. In the case of individuals domiciled abroad, the tax will be paid by the individuals or entities domiciled in Argentina which, as of December 31 of each year, hold the joint ownership, possession, use, enjoyment, deposit, safekeeping, custody, administration or tenure of the assets located in Argentina subject to the tax belonging to the individuals domiciled abroad. When the direct ownership of notes, government securities and certain other investments, except shares issued by companies ruled by the Corporations’ Law, corresponds to companies domiciled abroad in countries that do not enforce registration systems for private securities (with the exception of insurance companies, open-end investment funds, pension funds or banks and financial entities with head offices in countries that have adopted the international banking supervision standards laid down by the Basel Committee on Banking Supervision) or that pursuant to their bylaws, charter, documents or the applicable regulatory framework, have as their principal activity investing outside of the jurisdiction of their organization or domicile, or are generally restricted from doing business in their country of incorporation, it will be assumed, without any proof to the contrary being admitted, that those assets belong ultimately to individuals and therefore the system for paying the tax for such individuals domiciled abroad is applicable to them.

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

United States Taxes

The following is a summary of the material U.S. Federal income tax consequences of the acquisition, ownership and disposition of class B shares or ADSs, as such securities are set forth in the documents or the forms thereof, relating to such securities as in existence on the date hereof, but it does not purport to address all of the tax considerations that may be relevant to a decision to purchase, own or dispose of class B shares or ADSs. This summary assumes that the class B shares or ADSs will be held as capital assets and does not address tax consequences to all categories of investors, some of which (such as dealers or traders in securities or currencies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt entities, banks, insurance companies, persons that received class B shares or ADSs as compensation for the performance of services, persons owning (or deemed to own for U.S. tax purposes) at least 10% or more (by voting power or value) of our shares, investors whose functional currency is not the Dollar and persons that will hold the class B shares or ADSs as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction for U.S. tax purposes) may be subject to special tax rules. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of class B shares or ADSs.

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

Ownership of ADSs in General

In general, for U.S. Federal income tax purposes holders of ADSs will be treated as the owners of class B shares represented by such ADSs.

The U.S. Treasury Department has expressed concern that depositaries for American depositary receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. Holders of such receipts or shares. Such actions include, for example, a pre-release of an ADS by a depositary. Accordingly, the analysis regarding the sourcing rules described below and the availability of U.S. tax credits for Argentine taxes withheld on underlying dividend payments made to the depositary could be materially and adversely affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and Grupo Financiero Galicia.

Taxation of Cash Dividends and Distribution of Stock

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, for U.S. Federal income tax purposes, the gross amount of distributions by Grupo Financiero Galicia of cash or property (other than certain distributions, if any, of class B shares or ADSs distributed pro rata to all shareholders of Grupo Financiero Galicia, including holders of ADSs) made with respect to the class B shares or ADSs before reduction for any Argentine taxes withheld therefrom, will constitute dividends to the extent that such distributions are paid out of Grupo Financiero Galicia’s current and accumulated earnings and profits, and will be included in the gross income of a U.S. Holder as dividend income. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, non-corporate U.S. Holders generally may be taxed on such distributions on ADSs (or shares that are readily tradable on an established securities market in the United States at the time of such distribution) at the lower rates applicable to long-term capital gains for taxable years beginning on or before December 31, 2012 (i.e., gains from the sale of capital assets held for more than one year). Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss with respect to such ADSs (or class B shares), that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4)(B) of the Code or that receive dividends with respect to which they are obligated to make related payments, will not be eligible for the reduced rates of taxation. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

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

Dividends paid in Pesos will be included in the gross income of a U.S. Holder in an amount equal to the US Dollar value of the Pesos on the date of receipt, which, in the case of ADSs, is the date they are received by the depositary. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. Any gains or losses resulting from the conversion of Pesos between the time of the receipt of dividends paid in Pesos and the time the Pesos are converted into Dollars will be treated as ordinary income or loss, as the case may be, of a U.S. Holder. Dividends received by a U.S. Holder with respect to the class B shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Argentine tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. Federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific categories of income. For this purpose, dividend income with respect to your class B shares or ADSs should generally constitute “passive category income”, or in the case of certain U.S. Holders, “general category income”. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Subject to the discussion below under “Backup Withholding and Information Reporting”, a Non-U.S. Holder generally will not be subject to U.S. Federal income or withholding tax on dividends received on class B shares or ADSs, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

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

The initial tax basis of the class B shares to a U.S. Holder is the Dollar value of the Pesos denominated purchase price determined on the date of purchase. If the class B shares or ADSs are treated as traded on an “established securities market”, a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the Dollar value of the cost of such class B shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

With respect to the sale or exchange of class B shares or ADSs, the amount realized generally will be the Dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If the class B shares or ADSs are treated as traded on an “established securities market”, a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the Dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Subject to the discussion below under “Backup Withholding and Information Reporting”, a Non-U.S. Holder generally will not be subject to U.S. Federal income or withholding tax on gain realized on the sale or exchange of class B shares or ADSs unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.

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

The application of the PFIC rules to certain banks is unclear under U.S. Federal income tax law. The United States Internal Revenue Service (“IRS”) has issued a notice and certain proposed Treasury Regulations that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank (the “Active Bank Exception”). However, the IRS notice and proposed Treasury Regulations are inconsistent in certain respects. Since final Treasury Regulations have not been issued, there can be no assurance that Grupo Financiero Galicia or its subsidiaries will satisfy the Active Bank Exception for any given taxable year.

Based on certain estimates of its gross income and gross assets, the nature of its business and relying on the Active Bank Exception, Grupo Financiero Galicia believes that it was not classified as a PFIC for the taxable year ended December 31, 2011. Grupo Financiero Galicia’s status in future years will depend on its assets and activities in those years. Grupo Financiero Galicia has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC, but there can be no assurance that Grupo Financiero Galicia will not be considered a PFIC for any taxable year. If Grupo Financiero Galicia were a PFIC, a U.S. Holder of class B shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of certain dividends at the lower rates applicable to long-term capital gains, as discussed above under “Taxation of Cash Dividends and Distribution of Stock”) with respect to any gain from the sale or exchange of, and certain distributions with respect to, the class B shares or ADSs.

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

In addition, certain U.S. Holders who are individuals are required to report information relating to an interest in our class B shares or ADSs, subject to certain exceptions (including an exception for the class B shares or ADSs held in accounts maintained by certain financial institutions). U.S. Holders are urged to consult their tax advisers regarding the effect, if any such information reporting requirements with respect to their ownership and disposition of the class B shares or ADSs.

FATCA

Grupo Financiero Galicia may, under certain circumstances, be required pursuant to Sections 1471 through 1474 of the Code, as amended, and the regulations promulgated thereunder (often referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) to withhold U.S. tax at a 30% rate on all or a portion of distributions made on or after January 1, 2017 on the class B shares or ADSs which are treated as “foreign passthru payments” and are therefore considered to be attributable to certain U.S. assets held directly or indirectly by Grupo Financiero Galicia. This 30% U.S. withholding tax could be imposed on payments to certain holders of class B shares and ADSs if Grupo Financiero Galicia is unable to obtain the information required by FATCA from those holders.

If Grupo Financiero Galicia decides to enter into an agreement with the IRS to report the information required by FATCA, then an investor considered to have a “U.S. account” maintained by Grupo Financiero Galicia may be required to provide the information described below or be subject to U.S. withholding tax on a portion of any distribution on class B shares and ADSs and proceeds from their sale. Investors that are financial institutions, or financial institutions that receive payments on behalf of another person, and that have not entered into an agreement with the IRS (or otherwise established an exemption from FATCA) would also be subject to this U.S. withholding tax.

Generally, under FATCA, a U.S. account is a financial account maintained by a foreign financial institution that is held by one or more specified U.S. persons or U.S.-owned foreign entities. An equity instrument in a financial institution that is regularly traded on an established securities market is not a financial account. Further, under proposed regulations issued in February 2012, a “financial account” does not include an equity instrument in a financial institution, such as Grupo Financiero Galicia, that is not engaged (or holding itself out as engaged) primarily in certain investment activities, unless the value of the equity instrument is determined, directly or indirectly, primarily by reference to assets giving rise to withholdable payments.

Each holder of class B shares or ADSs that is considered to have a U.S. account maintained by Grupo Financiero Galicia may be required to provide satisfactory documentation (i) that neither it nor the beneficial owners of the class B shares or ADSs, if other than the holder, are U.S. persons, or (ii) if the holder or the beneficial owners are U.S. persons, information including the name, address and U.S. taxpayer identification number of each U.S. person. Each holder of class B shares or ADSs that fails to provide the requested information generally will be subject to a U.S. withholding tax on any payments made to that holder. A holder who fails to provide the necessary information due to a non-U.S. law prohibiting the provision of this information may be required to execute a valid waiver of the non-U.S. law (and then provide the relevant information to Grupo Financiero Galicia) or dispose of its class B shares or ADSs within a reasonable time.

FATCA is particularly complex and its application to Grupo Financiero Galicia is uncertain at this time. Each holder of class B shares or ADSs should consult its own tax advisor to obtain a more detailed explanation of FATCA and to learn how it might affect such holder in its particular circumstances.

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

Material Contracts

Bonds

In connection with Banco Galicia’s issuance on May 4, 2011 of its Class I notes due 2018 in the aggregate principal amount of US$300.0 million, within its global short-term, medium-term and/or long-term note program, for an outstanding face value at any time of up to US$342.5 million, or the equivalent amount in other currencies, Banco Galicia entered into an indenture with The Bank of New York Mellon, acting as trustee, pursuant to which such notes were issued. This indenture includes a number of significant covenants, which are subject to important qualifications and exceptions, that, among other things, restrict the ability of (i) Banco Galicia and certain of its subsidiaries to directly or indirectly, create, incur, assume or suffer to exist liens upon its present or future assets to secure any indebtedness and (ii) Banco Galicia to merge, consolidate or amalgamate with or into, or convey or transfer or lease all or substantially all of its properties and assets, whether in one transaction or a series of related transactions.

In connection with Tarjeta Naranja S.A.’s issuance on January 28, 2011 of its Class XIII notes due 2017 in the aggregate principal amount of US$200.0 million, within its global short-term, medium-term and/or long-term note program, for an outstanding face value at any time of up to US$350.0 million, or the equivalent amount in other currencies, Tarjeta Naranja S.A. entered into an indenture with The Bank of New York Mellon, acting as trustee, pursuant to which such notes were issued. This indenture includes a number of significant covenants, which are subject to important qualifications and exceptions, that, among other things, restrict the ability of Tarjeta Naranja S.A. (and certain of its subsidiaries in specific instances) to (i) incur or guarantee certain indebtedness; (ii) declare or pay certain dividends or make certain distributions; (iii) purchase, redeem, retire or otherwise acquire for value any of its capital stock; (iv) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayments or scheduled sinking fund payments, certain subordinated obligations, or intercompany indebtedness between or among Tarjeta Naranja S.A. and certain of its subsidiaries; (v) make certain investments; (vi) enter into sale and lease-back transactions; (vii) make certain asset dispositions; (viii) issue, assume or guarantee certain indebtedness secured by a lien (or cause or permit certain of its subsidiaries to do so); (ix) engage in certain transactions with affiliates; (x) engage in business activities unrelated to its current business; (xi) limit or encumber the ability of certain of its subsidiaries to pay dividends, pay indebtedness, make loans or advances or transfer properties or assets; (xii) consolidate with or merge into another person or convey, transfer or lease its properties and assets substantially as an entirety to any person; or (xiii) transfer, convey, sell, lease (or otherwise dispose of) or issue voting stock of certain of its subsidiaries.

Loans

The improved position of Banco Galicia after the foreign debt restructuring, allowed Banco Galicia to have access to new facilities to finance medium- and long-term investment projects. In May 2005 and in November 2007, the IFC granted Banco Galicia a US$40 million loan and a US$50 million loan respectively, both facilities fully utilized, with a tenor of up to 8 years, for the financing of investment projects of SMEs mainly active in the agribusiness sector and export oriented. As of December 31, 2011, the principal amount of those facilities amounted to Ps.256.4 million.

In September of 2010, IFC granted Banco Galicia a US$40 million loan with a 5 year term. In December 2010, FMO granted Banco Galicia a US$20 million loan with a 6 year term. The purpose of these facilities is to fund long-term loans to SMEs. In addition, in February 2011, IDB granted Banco Galicia a US$30 million loan with a 5 year term, the proceeds of which are to be used to fund green line and microfinance investment projects. In December 2011, Société de Promotion et de Participation pour la Cooperation Economique (Proparco) granted Banco Galicia a US$30 million loan with a 6 year term for the financing of investment projects of export oriented SMEs mainly active in the agribusiness sector.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

General

Market risks faced by us are the risks arising from the fluctuations in interest rates and in foreign exchange rates. Our market risk arises mainly from the operations of Banco Galicia in its capacity as a financial intermediary. Our subsidiaries and other entities in which we have a minority equity interest are also subject to market risk. However, the amount of these risks is not significant and they are not discussed below. Policies regarding these risks are applied at the level of our operating subsidiaries.

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

See Item 6. “Directors, Senior Management and Employees-Functions of the Board of Directors of Banco Galicia”. Liquidity management is discussed in Item 5. “Operating and Financial Review and Prospects”-Item 5.B. “Liquidity and Capital Resources”. Credit risk management is discussed in Item 4. “Information on the Company-Selected Statistical Information-Credit Review Process” and other sections under Item 4. “Information on the Company-Selected Statistical Information” describing Banco Galicia’s loan portfolio and loan loss experience.

The following sections contain information on Banco Galicia’s sensitivity to interest-rate risk and exchange-rate risk that constitute forward-looking statements that involve risks and uncertainties. Actual results could differ from those projected in the forward-looking statements.

Interest Rate Risk

A distinctive and natural characteristic of financial brokerage is the existence of interest-earning assets and interest-bearing liabilities with different maturities (or different rate repricing periods) and interest rates that can be fixed or variable. This situation leads to a gap or mismatch that arises from the balance sheet and measures the imbalance between fixed- and variable-rate assets and liabilities, and results in the so-called interest-rate risk or else balance sheet structural risk. A commercial bank can face the interest rate risk on both sides of its balance sheet with regard to the income generated by assets (loans and securities) and the expenses related to the interest-bearing liabilities (deposits and others sources of funds).

The policy currently in force defines this gap as the risk that the financial margin and the economic value of equity may vary as a consequence of fluctuations in market interest rates. The magnitude of such variation is associated to the sensitivity to interest rates of the structure of Banco Galicia’s assets and liabilities.

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

As of fiscal year ended December 31, 2011, the negative difference between the net financial income for the first year corresponding to the “+100 b.p.” scenario and that corresponding to the “base” scenario accounted for 0.3% of the net financial income for the first year.

The tables below show as of December 31, 2011 and December 31, 2010, in absolute and percentage terms, the change in Banco Galicia’s net financial income (“NFI”) of the first year, as compared to the NFI of the “base” scenario corresponding to various interest-rate scenarios in which interest rates change 50, 100, 150 and 200 b.p. from those in the “base” scenario. Banco Galicia’s net portfolio is broken down into trading and non-trading. The trading net portfolio represents primarily securities issued by the Argentine Central Bank (Lebac and Nobac).

Net Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2011		As of December 31, 2010
Change in Interest Rates in b.p.	Variation	% Change in the NFI	Variation	% Change in the NFI
200	36.0	0.69%	(30.4)	(0.92)%
150	25.6	0.49%	(22.9)	(0.69)%
100	15.3	0.29%	(16.2)	(0.49)%
50	5.0	0.10%	(7.8)	(0.23)%
Static	—	—	—	—
(50)	(14.7)	(0.28)%	8.4	0.25%
(100)	(24.0)	(0.46)%	16.7	0.50%
(150)	(33.3)	(0.64)%	25.0	0.75%
(200)	(42.5)	(0.82)%	33.3	1.00%

Net Trading Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2011		As of December 31, 2010
Change in Interest Rates in b.p.	Variation	% Change in the NFI	Variation	% Change in the NFI
200	98.0	1.88%	40.9	1.23%
150	73.5	1.41%	30.7	0.92%
100	49.0	0.94%	20.4	0.61%
50	24.5	0.47%	10.2	0.31%
Static	—	—	—	—
(50)	(24.5)	(0.47)%	(10.3)	(0.31)%
(100)	(49.1)	(0.94)%	(20.5)	(0.62)%
(150)	(73.6)	(1.41)%	(30.7)	(0.92)%
(200)	(98.1)	(1.88)%	(41.0)	(1.23)%

Net Non Trading Portfolio	Net Financial Income (1)
(In millions of Pesos, except percentages)	As of December 31, 2011		As of December 31, 2010
Change in Interest Rates in b.p.	Variation	% Change in the NFI	Variation	% Change in the NFI
200	(62.0)	(1.19)%	(71.3)	(2.15)%
150	(47.9)	(0.92)%	(53.6)	(1.61)%
100	(33.7)	(0.65)%	(36.6)	(1.10)%
50	(19.5)	(0.37)%	(18.0)	(0.54)%
Static	—	—	—	—
(50)	9.8	0.19%	18.7	0.56%
(100)	25.1	0.48%	37.2	1.12%
(150)	40.3	0.77%	55.7	1.68%
(200)	55.6	1.07%	74.3	2.23%

(1)	Net interest of the first year.

Net Present Value of Assets and Liabilities

The net present value of assets and liabilities is also calculated on a monthly basis and taking into account the assets and liabilities of Banco Galicia’s consolidated balance sheet. The net present value of the consolidated assets and liabilities, as mentioned, is calculated for a “base” scenario in which the portfolio of listed securities is discounted using interest rates obtained according to yield curves determined based on the market yields of different reference bonds denominated in Pesos, in Dollars and adjusted by the CER. Yield curves for unlisted assets and liabilities are also created using market interest rates. The net present value of assets and liabilities is also obtained for a second scenario where portfolios are discounted at the rates of the aforementioned yield curves plus 100 b.p. It is worth mentioning that, in order to prepare the second scenario, it is assumed that an increase in domestic interest rates is not transferred to the yield curves of the portfolios in Dollars, and that, in the case of portfolios adjusted by CER, said rates are considered as fixed rates. By comparing the values obtained for each scenario, the difference between the present values of shareholders’ equity in each scenario can be drawn.

The limit on a potential loss in the present value of shareholders’ equity resulting from a 100 b.p. increase in interest rates regarding the base scenario was established at 3% of the RPC. As of the fiscal year-end, a 100 b.p. increase in interest rates (as mentioned in the paragraph above) resulted in a reduction in the present value of Banco Galicia’s shareholders’ equity in comparison to the value calculated for the base scenario, equivalent to -1.3% (minus 1.3%) of the RPC.

The analysis made was based on deterministic methods, which take in consideration only the aforementioned scenario. With the purposes of covering a larger number of scenarios, and therefore, a greater variation range of the pertinent variables, during 2010 a Balance Sheet Structural Risk Manager started being developed, which, with stochastic simulations, will allow to cover a wider range of scenarios and generate results for a large variety of analyses.

One of the main applications of the manager will be the estimation of the economic capital consumption of the balance sheet structural risk. Thanks to the manager it will be possible to improve current estimate of the VaR (Value at Risk) inherent to Banco Galicia’s asset and liabilities, based on the generation of a considerable number of simulations of interest rates’ movements. Likewise, the EaR (Earnings at Risk) will be estimated taking into consideration different interest rates evolution paths and their impact on the net financial income. Both results, —VaR and EaR— are associated with specific levels of likelihood of occurrence or degree of confidence.

In fiscal year 2012, economic capital will start to be estimated systematically within a comprehensive risk management framework as regards Banco Galicia.

The tables below show as of December 31, 2011 and December 31, 2010, in absolute and percentage terms, the change in Banco Galicia’s RPC versus the RPC of the “base” scenario, corresponding to various interest-rate scenarios in which interest rates change 50, 100, 150 and 200 b.p. from those in the “base” scenario. Banco Galicia’s net portfolio is broken down into trading and non-trading. The trading net portfolio represents primarily securities issued by the Argentine Central Bank (Lebac and Nobac).

Net Portfolio	Net Fair Value
(In millions of Pesos, except percentages)	As of December 31, 2011		As of December 31, 2010
Change in Interest Rates in b.p.	Variation	% Change in the RPC	Variation	% Change in the RPC
200	(122.2)	(2.70)%	(103.6)	(2.89)%
150	(91.8)	(2.03)%	(78.4)	(2.18)%
100	(60.8)	(1.34)%	(52.7)	(1.47)%
50	(31.1)	(0.69)%	(26.6)	(0.74)%
Static	—	—	—	—
(50)	29.7	0.66%	27.0	0.75%
(100)	60.9	1.34%	54.5	1.52%
(150)	90.5	2.00%	82.4	2.30%
(200)	121.0	2.67%	110.8	3.09%

Net Trading Portfolio	Net Fair Value
(In millions of Pesos, except percentages)	As of December 31, 2011		As of December 31, 2010
Change in Interest Rates in b.p.	Variation	% Change in the RPC	Variation	% Change in the RPC
200	(5.8)	(0.13)%	(2.4)	(0.07)%
150	(4.4)	(0.10)%	(1.8)	(0.05)%
100	(2.9)	(0.06)%	(1.2)	(0.03)%
50	(1.5)	(0.03)%	(0.6)	(0.02)%
Static	—	—	—	—
(50)	1.4	0.03%	0.6	0.02%
(100)	2.9	0.06%	1.2	0.03%
(150)	4.4	0.10%	1.8	0.05%
(200)	5.8	0.13%	2.4	0.07%

Net Non Trading Portfolio	Net Fair Value
(In millions of Pesos, except percentages)	As of December 31, 2011		As of December 31, 2010
Change in Interest Rates in b.p.	Variation	% Change in the RPC	Variation	% Change in the RPC
200	(116.4)	(2.57)%	(101.2)	(2.82)%
150	(87.4)	(1.93)%	(76.6)	(2.13)%
100	(57.9)	(1.28)%	(51.5)	(1.43)%
50	(29.6)	(0.65)%	(26.0)	(0.72)%
Static	—	—	—	—
(50)	28.3	0.63%	26.4	0.74%
(100)	58.0	1.28%	53.3	1.48%
(150)	86.1	1.90%	80.6	2.25%
(200)	115.2	2.54%	108.4	3.02%

Foreign Exchange Rate Risk

Exchange-rate sensitivity is the relationship between the fluctuations of exchange rates and Banco Galicia’s net financial income resulting from the revaluation of Banco Galicia’s assets and liabilities denominated in foreign currency. The impact of variations in the exchange rate on Banco Galicia’s net financial income depends on whether Banco Galicia has a net asset foreign currency position (the amount by which foreign currency denominated assets exceed foreign currency denominated liabilities) or a net liability foreign currency position (the amount by which foreign currency denominated liabilities exceed foreign currency denominated assets). In the first case an increase/decrease in the exchange rate results in a gain/loss, respectively. In the second case, an increase/decrease results in a loss/gain, respectively. Banco Galicia has established limits for its consolidated foreign currency mismatches for the asset and liability positions of 30% and -10% (minus 10%) of Banco Galicia’s RPC, respectively. At the end of the fiscal year, Banco Galicia’s net asset position in foreign currency represented 2.2% of its RPC.

As of December 31, 2011, Banco Galicia had a net liability foreign currency position of Ps.28.0 million equivalent to US$6.5 million, after adjusting its on-balance sheet net liability position of Ps.3,425.1 million (US$795.9 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.3,397.1 million (US$789.4 million), recorded off-balance sheet.

As of December 31, 2010, Banco Galicia had a net asset foreign currency position of Ps.40.7 million equivalent to US$10.2 million, after adjusting its on-balance sheet net liability position of Ps.792.5 million (US$199.3 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.833.2 million (US$209.6 million), recorded off-balance sheet.

As of December 31, 2009, Banco Galicia had a net asset foreign currency position of Ps.61.1 million equivalent to US$16.1million, after adjusting its on-balance sheet net liability position of Ps.176.0 million (US$46.3 million) by net forward purchases of foreign currency without delivery of the underlying asset, for Ps.237.1 million (US$62.4 million), recorded off-balance sheet.

The tables below show the effects of changes in the exchange rate of the Peso vis-à-vis the Dollar on the value of Banco Galicia’s foreign currency net asset position as of December 31, 2011, 2010 and 2009. As of these dates, the breakdown of Banco Galicia’s foreign currency net asset position into trading and non-trading is not presented, as Banco Galicia’s foreign currency trading portfolio was not material.

	Value of Foreign Currency Net Position as of December 31, 2011
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	(39.2)		(11.2)	40.0
30%	(36.4)		(8.4)	30.0
20%	(33.6)		(5.6)	20.0
10%	(30.8)		(2.8)	10.0
Static	(28.0	)(2)	—	—
(10)%	(25.2)		2.8	(10.0)
(20)%	(22.4)		5.6	(20.0)
(30)%	(19.6)		8.4	(30.0)
(40)%	(16.8)		11.2	(40.0)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

	Value of Foreign Currency Net Position as of December 31, 2010
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	57.0		16.3	40.0
30%	52.9		12.2	30.0
20%	48.8		8.1	19.9
10%	44.8		4.1	10.1
Static	40.7	(2)	—	—
(10)%	36.6		(4.1)	(10.1)
(20)%	32.6		(8.1)	(19.9)
(30)%	28.5		(12.2)	(30.0)
(40)%	24.4		(16.3)	(40.0)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

	Value of Foreign Currency Net Position as of December 31, 2009
Percentage Change in the Value of the Peso Relative to the Dollar (1)	Amount		Absolute Variation	% Change
	(In millions of Pesos, except percentages)
40%	85.5		24.4	39.9
30%	79.4		18.3	30.0
20%	73.3		12.2	20.0
10%	67.2		6.1	10.0
Static	61.1	(2)	—	—
(10)%	55.0		(6.1)	(10.0)
(20)%	48.9		(12.2)	(20.0)
(30)%	42.8		(18.3)	(30.0)
(40)%	36.7		(24.4)	(39.9)

(1)	Devaluation / (Revaluation).
(2)	Adjusted to reflect forward purchases and sales of foreign currency without delivery of the underlying asset, registered in memorandum accounts.

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

Banco Galicia manages mismatches not only regarding assets and liabilities, but also covering mismatches through the foreign currency futures market. Transactions in foreign currency futures (Dollar futures) are carried out through the MAE, Rosario Futures Exchange (ROFEX) and with customers. These transactions are subject to limits that take into consideration particular characteristics of each trading environment. A global exposure limit was set for these futures contracts, equivalent to 100% of Banco Galicia’s RPC on a consolidated basis.

The table below shows the composition of Banco Galicia’s shareholders’ equity by currency and type of principal adjustment, that is Banco Galicia’s assets and liabilities denominated in foreign currency, in Pesos and adjustable by the CER, as of December 31, 2011.

	As of December 31, 2011
	Assets	Liabilities	Gap
	(In millions of Pesos)
Financial Assets and Liabilities	45,603.2	43,778.1	1,825.1
Pesos—Adjusted by CER	548.8	8.8	540.0
Pesos—Unadjusted	37,384.7	32,674.5	4,710.2
Foreign Currency (1)	7,669.7	11,094.8	(3,425.1)
Other Assets and Liabilities	5,054.4	3,276.7	1,777.7

Total Gap	50,657.6	47,054.8	3,602.8

Adjusted for Forward Transactions Recorded in Memo Accounts
Financial Assets and Liabilities	45,603.2	43,778.1	1,825.1
Pesos—Adjusted by the CER	548.8	8.8	540.0
Pesos—Unadjusted, Including Shareholders’ Equity (2)	31,345.2	30,032.1	1,313.1
Foreign Currency (1) (2)	13,709.2	13,737.2	(28.0)
Other Assets and Liabilities	5,054.4	3,276.7	1,777.7

Total Adjusted Gap	50,657.6	47,054.8	3,602.8

(1)	In Pesos, at an exchange rate of Ps.4.3032 per US$1.0.
(2)	Adjusted for forward sales and purchases of foreign exchange, without delivery of underlying assets and recorded in Memorandum Accounts

As of December 31, 2011, considering the adjustments from forward transactions registered under memorandum accounts, Banco Galicia had net liability positions in foreign currency and Peso-denominated assets adjusted and non-adjusted by CER.

The paragraphs below describe the composition of the different currency mismatches as of December 31, 2011.

Peso-denominated Assets and Liabilities Adjusted by CER

At fiscal year-end, Banco Galicia had a net asset position of Ps.540.0 million, mainly made up of Ps.538.8 million corresponding to the participation certificate in Galtrust I Financial Trust.

The limit established for the CER-adjusted mismatch is at 100% and at -25% of Banco Galicia’s RPC for the net asset position and the net liability position, respectively. At fiscal year-end, the asset position in Pesos adjusted by CER accounted for 15.1% of Banco Galicia’s RPC.

Assets and Liabilities Denominated in Foreign Currency

Banco Galicia’s assets denominated in foreign currency mainly comprised the following: (i) Loans to the non-financial private sector and residents abroad for Ps.4,290.6 million (principal and interests, net of allowances), and (ii) cash and balances held at the Argentine Central Bank and correspondent banks for Ps.2,764.0 million.

Banco Galicia’s liabilities denominated in foreign currency consisted mainly of: (i) Deposits for Ps.4,537.0 million (principal, interests and exchange rate differences); (ii) Ps.3,459.1 million of subordinated and unsubordinated notes issued by Banco Galicia and the Regional Credit Card Companies; (iii) debt with banks and international credit agencies for Ps.1,475.1 million; (iv) Ps.873.4 million in connection with collections for third parties; and (v) Ps.452.0 million corresponding to creditors on account of the repurchase agreement transactions agreed upon with the Bonar 2015 Bonds portfolio.

A net liability position of Ps.3,425.1 million stems from the consolidated balance sheet. Furthermore, forward transactions in foreign currency without delivery of the underlying asset for Ps.3,397.1 million were recorded in memorandum accounts. Therefore, as of that date, Banco Galicia’s net position in foreign currency adjusted to reflect these transactions was a liability position of Ps.28.0 million, equivalent to US$6.5 million.

Banco Galicia has set limits as regards foreign-currency mismatches at 30% and 10% of Banco Galicia’s RPC for its net asset position and its short position, respectively. At the end of the fiscal year, Banco Galicia’s net asset position in foreign currency represented -0.8% of its RPC.

Non-Adjusted Peso-Denominated Assets and Liabilities

Banco Galicia’s non-adjusted Peso-denominated assets mainly comprised the following: (i) loans to the non-financial private sector for Ps.26,256.7 million (principal plus interests, net of allowances); (ii) Ps.4,902.7 million correspondent to the holdings of securities issued by the Argentine Central Bank; (iii) cash and balances held at the Argentine Central Bank and correspondent banks for Ps.4,093.0 (including the balance of escrow accounts); (iv) Ps.617.3 million of forward purchases related to repurchase agreement transactions of Bonar 2015 Bonds; (v) Ps.581.9 million corresponding to debt securities and participation certificates in various financial trusts; and (vi) Ps.162.4 million corresponding to holdings of Bonar 2015 Bonds.

Banco Galicia’s non-adjusted Peso-denominated liabilities mainly comprised: (i) Deposits for Ps.25,601.6 million (principal plus interests); (ii) liabilities with stores in connection with Banco Galicia’s credit card activities and the Regional Credit Card Companies for Ps.4,173.7 million; (iii) Ps.743.2 million in liabilities with local financial institutions (almost all corresponding to the Regional Credit Card Companies); and (iv) Ps.607.2 million corresponding to notes issued by Regional Credit Card Companies and CFA.

The net asset position in non-adjusted Peso-denominated assets and liabilities was of Ps.1,313.1 million at fiscal year-end.

Other Assets and Liabilities

In the category “Other Assets and Liabilities”, the assets were mainly the following: (i) Bank, premises and equipment, miscellaneous and intangible assets for Ps.1,885.3 million; (ii) miscellaneous receivables for Ps.673.6 million; and (iii) equity investments for Ps.75.4 million. Liabilities mainly included Ps.1,203.3 million recorded under “Miscellaneous Liabilities”, and allowances for other contingencies for Ps.570.4 million.

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

(i) A 95%—99% degree of accuracy.

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

Banco Galicia’s policy requires that the Risk Management and Treasury Divisions agree on the parameters under which the models work and establishes the maximum losses authorized both for securities, foreign-currency, Argentine Central Bank’s debt instruments and derivative products in a fiscal year. Maximum losses were established in:

Securities	Ps.13.0 million.
Currencies	Ps.5.0 million.
Interest Rate Derivatives	Ps.1.0 million.
Lebac / Nobac	Ps.0.9 million.

As a supplement to defined policies, during fiscal year 2011, stress test methodologies were developed for government securities and interest-rate derivatives brokerage transactions that are part of the pricing risk. These programs will start being implemented during fiscal year 2012 and consider as historic scenarios those resulting from statistical simulations.

Then, development and implementation of stress tests for the remaining brokerage transactions will follow.

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
• Converting foreign currency to Dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes.	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Direct and Indirect Payments Made by the Depositary to Us

Past Fees and Payments

Grupo Financiero Galicia S.A. received a payment of US$260,879.73 during 2011 and US$350,000 in 2010 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls), accounting fees and legal fees.

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

We expect to receive a similar reimbursement from the depositary for expenses for the fiscal year 2012, to the one we received for the fiscal year 2011.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures.

Under the supervision of and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, as amended) as of December 31, 2011. This evaluation identified a specific material weakness in internal control over financial reporting as described below in Management’s Annual Report on Internal Control over Financial Reporting and, solely as a result of this identified material weakness, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2011.

(b) Management’s Annual Report on Internal Control over Financial Reporting.

1) Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us and our consolidated subsidiaries. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act, as amended, as a process designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with applicable generally accepted accounting principles. Internal controls and procedures are processes that involve human diligence and compliance and are subject to error in judgment. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

3) A material weakness is a control deficiency, or combination of control deficiencies, such that there is a possibility that a material misstatement to the annual or interim financial statements will not be prevented or detected on a timely basis. Based upon our evaluation, we identified one material weakness related to the disclosure of cash flow information in accordance with the presentation requirements of ASC 230-10 under accounting principles generally accepted in the United States of America (“US GAAP”). Specifically, the Company’s control was not effective to ensure the proper classification, in the reconciliation of the statement of cash flows between the generally accepted accounting rules prescribed by the BCRA (“Argentine Banking GAAP”) and US GAAP, of interest income received or interest expense paid as cash provided by or used in operating activities.

This material weakness resulted in material errors in the presentation of cash flows from operating, investing and financing activities under US GAAP. The restatement of the reconciliation of the statement of cash flows between Argentine Banking GAAP and US GAAP for the years ended December 31, 2010 and 2009 is discussed in Note 35 to the consolidated financial statements.

Solely as a result of this material weakness in internal control over financial reporting described above, we have concluded that, as of the end of the period covered by this annual report, our internal control over financial reporting was not effective, based on the criteria established in Internal Control—Integrated Framework issued by the COSO and related to the specified issue noted above.

4) Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in their report to our consolidated financial statements.

(c) See Item 18. “Financial Statements-Report of the Independent Registered Public Accounting Firm” for our registered public accounting firm’s attestation report on the effectiveness of our internal control over financial reporting.

(d) Changes in Internal Control over Financial Reporting.

Since December 31, 2011, we have implemented the remedial actions described below. However, during the period covered by this report, there have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, as amended) that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of the Material Weakness in Internal Control over Financial Reporting

Following the identification of the issue described above, we have corrected and enhanced our controls to ensure the that proper classification, in the disclosure of the statement of cash flows in accordance with the presentation requirements included within ASC 230-10 under US GAAP is applied, for interest income received or interest expense paid as cash provided by or used in operating activities.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Mr. Luis O. Oddone is our Audit Committee financial expert and he is independent as that term is defined under Nasdaq National Market listing requirements.

Item 16B. Code of Ethics

We have adopted a code of ethics (for Grupo Financiero Galicia and its main subsidiaries) in accordance with the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. We did not modify our code of ethics during fiscal year 2011. In addition, we did not grant any waivers to our code of ethics during fiscal year 2011. In June 2009, we adopted a code of corporate governance good practices in accordance with Argentine legal requirements that received minor modifications in 2010 and 2011. Our code of ethics and our code of corporate governance good practices are attached hereto as Exhibits 11.1 and 11.2.

Item 16C. Principal Accountants’ Fees and Services

The following table sets forth the total amount billed to us by our independent registered public accounting firm, Price Waterhouse & Co. S.R.L., during the fiscal years ended December 31, 2011 and 2010.

	2011	2010
	(In thousands of Pesos)
Audit Fees	11,106	8,018
Audit Related Fees	2,192	1,717
Tax Fees	1,147	981
All Other Fees	1,408	919

Total	15,853	11,635

Audit Fees

Audit fees are mainly the fees billed in relation with professional services for auditing our consolidated financial statements under local and U.S. GAAP requirements for fiscal years 2011 and 2010.

Audit-Related Fees

Audit-related fees are fees billed for professional services related to attestation, review and verification services with respect to our financial information and the provision of services in connection with special reports in 2011 and 2010.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Report of the Independent Registered Public Accounting Firm as of and for the fiscal years ended December 31, 2011, 2010 and 2009.

Consolidated Balance Sheets as of December 31, 2011 and 2010.

Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009.

Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009.

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2011, 2010 and 2009.

Notes to the Consolidated Financial Statements.

You can find our audited consolidated financial statements on pages F-1 to F-100 of this annual report.

Item 19. Exhibits

Exhibit	Description

1.1	Unofficial English language translation of the Bylaws (estatutos sociales).****

2.1	Form of Deposit Agreement between The Bank of New York and the registrant, including the form of American Depositary Receipt.*

2.2	Indenture, dated as of May 18, 2004, among Banco Galicia, The Bank of New York and Banco Rio de la Plata S.A.**

2.3	Indenture, dated as of June 4, 2009, among Grupo Financiero Galicia, The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York (Luxembourg) S.A.*******

2.4	Indenture, dated as of June 8, 2010, among Grupo Financiero Galicia, The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A.********

2.5	Indenture, dated as of May 4, 2011, among Banco de Galicia y Buenos Aires S.A., The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A.*********

2.6	Indenture, dated as of January 28, 2011, among Tarjeta Naranja S.A., The Bank of New York Mellon, Banco de Valores S.A. and The Bank of New York Mellon (Luxembourg) S.A.*********

4.1	English translation of form of Financial Trust Contract, dated April 16, 2002, among Banco Galicia, Banco Provincia de Buenos Aires and BAPRO Mandatos y Negocios S.A.***

4.2	Form of Restructured Loan Facility (as evidenced by the Note Purchase Agreement, dated as of April 27, 2004, among Banco de Galicia y Buenos Aires S.A., Barclays Bank PLC, the holders party thereto and Deutsche Bank Trust Company Americas).**

4.3	Form of First Amendment and Waiver to Restructured Loan Facility (as evidenced by the First Amendment and Waiver to the Note Purchase Agreement, dated as of December 20, 2004, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas).****

4.4	Form of Second Amendment to Restructured Loan Facility (as evidenced by the Second Amendment to the Note Purchase Agreement, dated as of August 25, 2006, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas).*****

4.5	Form of Third Amendment to Restructured Loan Facility (as evidenced by the Third Amendment to the Note Purchase Agreement, dated as of December 28, 2007, among Banco de Galicia y Buenos Aires S.A., the holders party thereto and Deutsche Bank Trust Company Americas).******

4.6	Loan Agreement, dated as of July 24, 2007, between Grupo Financiero Galicia S.A. and Merrill Lynch International.******

4.7	Stock Purchase Agreement, dated as of June 1, 2009, among American International Group Inc., AIG Consumer Finance Group, Inc. and Banco de Galicia y Buenos Aires S.A., and the other parties signatory thereto.********

4.8	Loan Agreement, dated as of September 8, 2010, between Banco de Galicia y Buenos Aires S.A. and International Finance Corporation.*********

4.9	Loan Agreement, dated as of December 17, 2010, between Banco de Galicia y Buenos Aires S.A. and Netherlands Financierings-Moatschappy Voor Ont Wikkelingslanden N.V.*********

4.10	Loan Agreement, dated as of February 15, 2011, between Banco de Galicia y Buenos Aires S.A. and Inter-American Development Bank.*********

8.1	For a list of our subsidiaries as of the end of the fiscal year covered by this annual report, please see Item 4. “Information on the Company-Organizational Structure”.

11.1	Code of Ethics.*******

11.2	Code of Corporate Governance Good Practices.*********

12.1	Certification of the principal executive officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required under Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the principal financial officer required pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference from our Registration Statement on Form F-4 (333-11960).
**	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2003.
***	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2002.
****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2004.
*****	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2006.
******	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2007.
*******	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2008.
********	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2009.
*********	Incorporated by reference from our Annual Report on Form 20-F for the year ended December 31, 2010.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.GRUPO FINANCIERO GALICIA S.A.

By:	/s/ Pedro Alberto Richards
	Name:	Pedro Alberto Richards
	Title:	Chief Executive Officer

By:	/s/ José Luis Gentile
	Name:	José Luis Gentile
	Title:	Chief Financial Officer

Date: May 15, 2012